Form 20-F
period 2013-12-31
Grana & Montero S.A.A.
filed 2014-04-30
CIK 1572621

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35991

GRAÑA Y MONTERO S.A.A.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Paseo de la República 4667

Surquillo

Lima 34, Peru

(Address of principal executive offices)

Claudia Drago Morante, Chief Legal Officer

Tel. 011-51-1-213-6565

Av. Paseo de la República 4667

Surquillo

Lima 34, Peru

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value s./1.00 per share, in the form of American Depositary Shares, each representing five Common Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation

pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2013	660,053,790 shares of common stock

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every interactive data filed required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 203.405 of this chapter) during the preceding 12 months (or for such other period that the Registrant was required to submit and post such files)    Yes  ☐    No  ☐ Note: Not required for Registrant.

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting ☒ Standards as issued by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

iii

PART I

INTRODUCTION

Certain Definition

All references to “we,” “us,” “our,” “our company,” “the group” and “Graña y Montero” in this annual report are to Graña y Montero S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. In this annual report, we refer to our principal subsidiaries as follows: (i) in our Engineering and Construction (E&C) segment: GyM S.A. as “GyM”; Stracon GyM S.A. as “Stracon GyM”; Ingeniería y Construcción Vial y Vives S.A. as “Vial y Vives”; and GMI S.A. as “GMI”; (ii) in our Infrastructure segment: Norvial S.A. as “Norvial”; Survial S.A. as “Survial”; Concesión Canchaque S.A. as “Canchaque”; GyM Ferrovías S.A. as “GyM Ferrovías”; Concesionaria La Chira S.A. as “La Chira”; and GMP S.A. as “GMP”; (iii) in our Real Estate segment: Viva GyM S.A. as “Viva GyM”; Inmobiliaria Almonte S.A.C. as “Almonte”; and (iv) in our Technical Services segment, GMD S.A. as “GMD”; Concar S.A. as “Concar”; and CAM Chile S.A. as “CAM.”

The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; the term “nuevo sol” and the symbol “S/.” refer to the legal currency of Peru; the term “Chilean peso” and the symbol “CLP” refer to the legal currency of Chile; and the term “Colombian peso” and the symbol “COP” refer to the legal currency of Colombia.

Financial Information

Our consolidated financial statements included in this annual report have been prepared in nuevos soles and in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our annual consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 have been audited by Dongo, Soria, Gaveglio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers in accordance with the standards of the Public Company Accounting Oversight Board (United States). We have also included in this annual report certain financial information for years prior to 2010 which have been prepared in accordance with generally accepted accounting principles in Peru (“Peruvian GAAP”). In accordance with Peruvian law, we were required to present our financial statements under IFRS beginning with our financial statements for the year ended December 31, 2010. Peruvian GAAP differs in certain respects from IFRS. Accordingly, our financial information presented in accordance with Peruvian GAAP is not directly comparable to our financial information prepared in accordance with IFRS.

We manage our business in four segments: Engineering and Construction (E&C); Infrastructure; Real Estate; and Technical Services. For information on our results of operations per our business segments, see note 6 to our audited annual consolidated financial statements.

In this annual report, we present Adjusted EBITDA, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present Adjusted EBITDA because we believe it provides readers with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. For our definition Adjusted EBITDA and a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3.A. Key Information—Selected Financial Data—Non-GAAP Financial Measure and Reconciliation.”

We have translated some of the nuevos soles amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate nuevos soles amounts to U.S. dollars was S/.2.796 to US$1.00, which was the exchange rate reported for December 31, 2013 by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators

(Superintendencia de Banca, Seguros y AFPs, or “SBS”). We present our backlog in U.S. dollars. For contracts denominated in nuevos soles or other local currencies, amounts have been converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. When we present our ratios of backlog and revenues in this annual report, we similarly convert our revenues, which are reported in nuevos soles, into U.S. dollars based on the exchange rate reported for December 31 of the corresponding year. For conversions of macroeconomic indicators (particularly in “Item 5.D. Operating and Financial Review and Prospects—Trend Information” in this annual report), average annual exchange rates for the currencies of each of the countries addressed are used. The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the nuevos soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rates” for information regarding historical exchange rates of nuevos soles to U.S. dollars.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Backlog

This annual report includes our backlog for our Engineering and Construction, Infrastructure, Real Estate and Technical Services segments. We do not include backlog in this annual report in our Infrastructure segment for: (i) our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; and (ii) our Energy line of business because: (a) its revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel dispatched, such revenues are not material to our consolidated results of operations and the concession for such services is scheduled to terminate in August 2014. When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. Backlog is not a measure defined by IFRS, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. For our definition of backlog, see “Item 4.B. Information on the Company—Business Overview—Backlog.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.”

Reserves Estimates

This annual report includes estimates for proved reserves in Blocks I and V where GMP provides hydrocarbon extraction services to Perupetro S.A. (“Perupetro”). These reserves estimates were prepared internally by our team of engineers and have not been audited or reviewed by any independent external engineers. For further information on these reserves estimates, see “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Lines of Business—Energy—Oil and Gas Production—Estimated Proved Reserves.”

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the engineering and construction, infrastructure, real estate and technical services industries in Peru and elsewhere in Latin America. We have made these estimates on the basis of our management’s knowledge and statistics and other information, which we believe to be the most recently available as of the date of this annual report, from government agencies, industry professional organizations, industry publications and other sources. We believe these estimates to be accurate as of the date of this annual report. Our director, Hugo Santa María Guzmán, is a partner in APOYO Consultoría, and Roberto Abusada Salah, a director of our subsidiaries GMD and GMP, is a director of the Peruvian Economy Institute. We paid Great Place to Work® Institute (“Great Place to Work”), a human resources consulting, research and training firm, for our employees to participate in their market survey referenced in this annual report (Copyright ©2013 Great Place to Work® Institute, Inc. All rights reserved.).

In this annual report we present gross domestic product (“GDP”) both on a nominal and real basis. Real GDP is nominal GDP adjusted to exclude the effect of inflation. Unless otherwise indicated, references to GDP are to real GDP.

Measurements and Other Data

In this annual report, we use the following measurements:

•	“m” means one meter, which equals approximately 3.28084 feet;

•	“m2” means one square meter, which equals approximately 10.7630 square feet;

•	“km” means one kilometer, which equals approximately 0.621371 miles;

•	“hectare” means one hectare, which equals approximately 2.47105 acres;

•	“tonne” means one metric ton, which equals approximately 2,204.6 pounds;

•	“bbl” or barrel of oil means one stock tank barrel, which is equivalent to approximately 0.15898 cubic meters;

•	“boe” means one barrel of oil equivalent, which equals approximately 160.2167 cubic meters, determined using the ratio of 5,658 cubic feet of natural gas to one barrel of oil;

•	“cf” means one cubic foot;

•	“M,” when used before bbl, boe or cf, means one thousand bbl, boe and cf, respectively;

•	“MM,” when used before bbl, boe or cf, means one million bbl, boe and cf, respectively;

•	“MW” means one megawatt, which equals one million watts; and

•	“Gwh” means one gigawatt hour, which equals one billion watt hours.

In this annual report, we use the term accident incident rate with respect to our E&C segment, which is calculated as the number of injuries divided by the total number of hours worked by all full-time employees of our E&C segment during the relevant year divided by 200,000 (which reflects 40 hours worked per week in a 50-week year by 100 equivalent full-time workers).

Forward-Looking Statements

This annual report contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3.D. Key Information—Risk Factors,” which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including, among others:

•	global macroeconomic conditions, including commodity prices, and economic, political and social conditions in the markets in which we operate, particularly in Peru;

•	major changes in Peruvian government policies at the national, regional or municipal levels, including in connection with infrastructure concessions, investments in infrastructure and affordable housing subsidies;

•	social conflicts in Peru that disrupt infrastructure projects, particularly in the mining sector;

•	interest rate fluctuations, inflation and devaluation or appreciation of the nuevo sol in relation to the U.S. dollar (or other currencies in which we receive revenue);

•	our ability to continue to grow our operations, both in Peru and internationally;

•	our backlog may not be a reliable indicator of future revenues or profit;

•	the level of capital investments and financings available for infrastructure projects of the types that we perform, both in the private and public sectors;

•	competition in our markets, both from local and international companies;

•	our ability to complete acquisitions on favorable terms or at all and to integrate acquired businesses and manage them effectively post-acquisition;

•	performance under contracts, where a failure to meet schedules, cost estimates or performance targets on a timely basis could result in reduced profit margins or losses and impact our reputation;

•	developments, some of which may be beyond our control, that affect our reputation in our markets, including a deterioration in our safety record;

•	industry-specific operational risks, such as operator errors, mechanical failures and other accidents;

•	availability and costs of energy, raw materials, equipment and labor;

•	our ability to obtain financing on favorable terms;

•	our ability to attract and retain qualified personnel;

•	our ability to enter into joint operations, and rules involved in operating under joint operation or similar arrangements;

•	our exposure to potential liability claims and contract disputes, including as a result of environmental damage alleged to have been caused by our operations;

•	our and our clients’ compliance with environmental, health and safety laws and regulations, and changes in government policies and regulations in the countries in which we operate;

•	negotiations of claims with our clients of cost and schedule variances and change orders on major projects;

•	volatility in global prices of oil and gas;

•	the cyclical nature of some of our business segments;

•	limitations on our ability to operate our concessions profitably, including changes in traffic patterns, and limitations on our ability to obtain new concessions;

•	our ability to accurately estimate the costs of our projects;

•	changes in real estate market prices, customer demand, preference and purchasing power, and financing availability and terms;

•	our ability to obtain zoning and other license requirements for our real estate development;

•	changes in tax laws;

•	natural disasters, severe weather or other events that may adversely impact our business; and

•	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors.”

The forward-looking statements in this annual report represent our expectations and forecasts as of the date of this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated financial data should be read together with “Part I. Introduction — Financial Information,” “Item 5. Operations and Financial Review and Prospects” and our consolidated financial statements included in this annual report.

The following selected financial data as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited annual consolidated financial statements included in this annual report. The following selected financial data as of December 31, 2010 and 2011 and for the year ended December 31, 2010 have been derived from our audited annual consolidated financial statements not included in this annual report. Our annual consolidated financial statements for the years ended December 31, 2010, 2011, 2012 and 2013 have been audited by Dongo, Soria, Gaveglio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers, in accordance with the standards of the Public Company Accounting Oversight Board (United States). We applied the accommodation provided by the U.S. Securities and Exchange Commission (“SEC”) in respect of first-time application of IFRS and the following information is limited to our selected consolidated financial information for 2010, 2011, 2012 and 2013. Prior to 2010, we prepared our financial statements in accordance with Peruvian GAAP. Under Peruvian law, we were required to present our financial statements under IFRS beginning with our financial statements for the year ended December 31, 2010. Peruvian GAAP differs in certain aspects from IFRS.

	Year ended December 31,
	2010	2011(1)	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(2)
Income Statement Data:
Revenues	2,502.7	4,241.3	5,231.9	5,967.3	2,134.2
Cost of sales	(2,057.8)	(3,609.5)	(4,519.8)	(4,962.7)	(1,774.9)

Gross profit	444.8	631.7	712.1	1,004.7	359.3
Administrative expenses	(123.2)	(199.6)	(257.2)	(361.8)	(129.4)
Other income and expenses(3)	2.7	4.3	75.9	26.0	9.3
Profit from sale of investments	75.0	4.8	—	5.7	2.0
Other (losses) gains, net	0.2	(2.8)	(0.3)	(0.7)	(0.3)
Gain from business combination(3)	—	45.2	—	—	—

Operating profit	399.5	483.6	530.6	673.9	241.0
Financial (expense) income, net(4)	(10.0)	(6.2)	(10.3)	(113.6)	(40.6)
Share of the profit and loss obtained by associates under the equity method of accounting	11.5	0.2	0.6	33.6	12.0

Profit before income tax	401.0	477.6	520.8	595.0	212.8
Income tax	(124.3)	(141.4)	(154.6)	(182.4)	(65.2)

Net profit	276.7	336.2	366.3	412.6	147.6
Net profit attributable to controlling interest(5)	252.8	289.1	290.0	320.4	114.6
Net profit attributable to non-controlling interest(5)	23.9	47.1	76.3	92.2	33.0

(1)	Includes the results of operations of CAM since February 24, 2011. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Acquisitions” and note 31 to our audited annual consolidated financial statements included in this annual report.
(2)	Calculated based on an exchange rate of S/.2.796 to US$1.00 as of December 31, 2013.
(3)	In 2011, relates to gains recorded in connection with the CAM business acquisition as a result of the excess of the fair value of the assets and liabilities we acquired in the acquisition of a controlling interest in CAM over the consideration paid and, in 2012 and 2013, the reversal of provisions of CAM. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions” and notes 27 and 31 to our audited annual consolidated financial statements.
(4)	In 2013, we had higher exchange losses due to the depreciation of the nuevo sol against the U.S. dollar and our higher U.S. dollar denominated liability.
(5)	We consolidate the results of our subsidiaries in our financial statements and we reflect the profit corresponding to the minority interests in our subsidiaries under “net profit attributable to non-controlling interests” in our income statement. With respect to our joint operations, we recognize in our financial statements the revenue and expenses including our share of any asset, liability, revenue or expense we hold jointly with partners. We reflect the results of our associated companies under the equity method of accounting in our financial statements under the line item “share of the profit and loss in associates” in our income statement. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions,” “—General—Accounting for Subsidiaries, Joint Operations and Associated Companies” and note 2.2 to our audited annual consolidated financial statements included in this annual report.

	As of December 31,
	2011	2012	2013	2013
	(in millions of S/.)			(in millions of US$)(1)
Balance Sheet Data:
Total current assets	2,502.3	3,017.2	3,900.1	1,394.9
Cash and cash equivalents	658.2	780.1	959.4	343.1
Accounts receivables	855.2	930.8	1,158.9	414.5
Outstanding work in progress	393.8	525.3	971.7	347.6
Inventories(2)	546.3	747.4	762.8	272.8
Total non-current assets	1,191.5	1,982.9	2,412.8	863.0
Long-term accounts receivables(3)	75.2	393.4	630.1	225.3
Property, plant and equipment	686.9	938.1	952.6	340.7
Intangible assets(4)	317.8	505.1	406.4	145.3
Total current liabilities	1,741.4	2,618.1	2,416.3	864.2

	As of December 31,
	2011	2012	2013	2013
	(in millions of S/.)			(in millions of US$)(1)
Short-term borrowings	231.0	452.8	486.1	173.9
Accounts payables(5)	1,313.6	1,995.2	1,762.1	630.2
Total non-current liabilities	499.3	598.8	699.7	250.3
Long-term borrowings	298.9	392.7	309.7	110.8
Capital Stock	390.8	558.3	660.1	236.1
Shareholders’ equity(6)	1,189.0	1,392.2	2,765.8	989.2
Non-controlling interest	264.1	391.0	431.1	154.2

(1)	Calculated based on an exchange rate of S/. 2.796 to US$1.00 as of December 31, 2013.
(2)	Includes investments for the purchase of land by our Real Estate segment. These investments in land are recorded at book value and are not marked-to-market for changes in fair value. See note 14 to our audited annual consolidated financial statements included in this annual report.
(3)	Includes payments required to be made by the Peruvian government for the amounts we invest to purchase trains and other infrastructure for the Lima Metro. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Infrastructure” and note 10 to our audited annual consolidated financial statements included in this annual report.
(4)	We recognize our investments in the construction of the highway of our Norvial concession as intangible assets. See note 2.16(c) to our audited annual consolidated financial statements included in this annual report.
(5)	Includes S/.421.0 million, S/.848.1 million and S/. 701.8 million in advance payments made by our clients as of December 31, 2011, 2012 and 2013, respectively, in connection with our E&C and Operation and Maintenance of Infrastructure Assets contracts. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Engineering and Construction” and “—Technical Services” and note 20 to our audited annual consolidated financial statements included in this annual report.
(6)	Reflects as of December 31, 2013 our initial public offering of American Depositary Shares (“ADSs”) in the United States, which was consummated on July 29, 2013.

	As of and for the year ended December 31,
	2010		2011(1)		2012	2013		2013
	(in millions of S/., except as indicated)							(in millions of US$, except as indicated)(2)
Other Data:
Adjusted EBITDA(3)	572.8		674.3		800.9	1,030.7		368.6
Gross margin	17.8%		14.9%		13.6%	16.8%		16.8%
Adjusted EBITDA margin(4)	22.1%		15.6%		14.8%	17.3%		17.3%
Outstanding shares(5)	558,284		558,284		558,284	660,054		660,054
Profit per share (in S/.or US$)	0.50		0.60		0.66	0.57		0.20
Profit attributable to controlling interest per share (in S/.or US$)	0.45		0.52		0.52	0.53		0.19
Dividend per share (in S/.or US$)	0.05		0.10		0.16	0.16		0.06
Net debt/ Adjusted EBITDA ratio	(0.6	)x	(0.2	)x	0.1x	(0.2	)x	(0.2	)x
Backlog (in millions of US$)(6)	1,313.2		2,493.9		4,165.9	3,935.0		3,935.0
Backlog/revenues ratio(6)	1.7x		1.7x		2.2x	1.9x		1.9x

(1)	Includes the results of operations of CAM since February 24, 2011. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Acquisitions” and note 31 to our audited annual consolidated financial statements included in this annual report.
(2)	Calculated based on an exchange rate of S/. 2.796 to US$1.00 as of December 31, 2013.
(3)	For further information on the definition of Adjusted EBITDA, see “—Non-GAAP Financial Measure and Reconciliation.”
(4)	Reflects Adjusted EBITDA as a percentage of revenues.
(5)	Reflects as of December 31, 2013 our initial public offering of ADSs in the United States, which was consummated on July 29, 2013.

(6)	For further information on our backlog, see “Item 4.B. Business Overview—Backlog.” Does not include, in our Infrastructure segment, our Norvial toll road concession or our Energy line of business. Backlog is calculated as of the last day of the applicable year. Revenues are calculated for that year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year, which was S/.2.81 to US$1.00 as of December 31, 2010, S/.2.70 to US$1.00 as of December 31, 2011, S/.2.55 to US$1.00 as of December 31, 2012 and S/.2.796 to US$1.00 as of December 31, 2013. Includes revenues only for businesses included in our backlog.

The following tables set forth summary financial data for each of our business segments. For more information on the results of operations of our segments, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations” and note 6 to our audited annual consolidated financial statements included in this annual report.

1.	Engineering & Construction

	Year ended December 31,
	2010	2011	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(1)
Income Statement Data:
Revenues	1,700.5	2,784.2	3,524.6	4,075.1	1,457.5
Cost of sales	(1,469.6)	(2,454.9)	(3,116.6)	(3,515.0)	1,257.2

Gross profit	230.9	329.3	408.0	560.1	200.3
Administrative expenses	(82.5)	(104.4)	(159.8)	(217.9)	(77.9)
Other income and expenses	(1.5)	4.8	(1.9)	10.8	3.8
Other (losses) gains, net	3.0	(2.2)	1.3	—	—

Operating profit	149.8	227.5	247.6	352.9	126.2
Financial (expense) income, net	2.7	5.3	19.7	(26.6)	(9.5)
Share of the profit or loss in associates under the equity method of accounting	7.7	5.1	9.2	42.0	15.0

Profit before income tax	160.2	237.9	276.4	368.2	131.7
Income tax	(49.0)	(71.5)	(87.9)	(111.3)	(39.8)

Net profit	111.2	166.4	188.5	256.9	91.8
Net profit attributable to controlling interest	104.1	153.1	165.1	211.9	75.8
Net profit attributable to non-controlling interest	7.1	13.3	23.4	45.0	16.1

	As of December 31,
	2011	2012	2013	2013
	(in millions of S/.)			(in millions of US$)(1)
Balance Sheet Data:
Total current assets	1,252.9	1,547.4	1,854.6	663.3
Cash and cash equivalents	400.5	423.3	265.8	95.1
Accounts receivables	539.2	555.8	734.2	262.6
Outstanding work in progress	218.7	417.1	735.0	262.9
Other current assets	94.6	151.2	98.1	35.1
Total non-current assets	452.7	875.8	931.3	333.1
Long-term accounts receivables	2.3	11.3	—	—
Property, plant and equipment	329.6	539.0	533.8	190.9
Other non-current assets	120.7	325.6	397.5	142.2
Total current liabilities	1,114.6	1,587.0	1,633.6	584.3
Short-term borrowings	70.4	120.0	195.1	69.8
Accounts payables(2)	931.9	1,356.5	1,321.5	472.6
Total non-current liabilities	155.0	260.8	382.2	136.7
Long-term borrowings	136.6	180.9	127.1	45.4
Other long-term liabilities	18.4	80.0	255.1	91.2
Shareholders’ equity	406.3	472.11	623.2	222.9
Non-controlling interest	29.8	103.3	146.8	52.5

2.	Infrastructure

	Year ended December 31,
	2010	2011	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(1)
Income Statement Data:
Revenues	354.7	404.2	524.5	681.0	243.6
Cost of sales	(222.4)	(258.0)	(351.8)	(494.2)	(176.7)

Gross profit	132.3	146.2	172.6	186.8	66.8
Administrative expenses	(19.8)	(25.6)	(30.5)	(31.0)	(11.1)
Other income and expenses	2.2	(0.2)	(0.8)	(3.1)	(1.1)
Profit from the sale of investments	—	17.0	—	—	—
Other (losses) gains, net	(2.8)	(2.1)	(1.6)	0.3	0.1

Operating profit	128.9	118.3	139.7	153.0	54.7
Financial (expense) income, net	(10.7)	(6.0)	(17.3)	(44.6)	(16.0)
Share of the profit or loss in associates under the equity method of accounting	0.4	0.2	—	1.6	0.6

Profit before income tax	118.6	112.5	122.3	109.9	39.3
Income tax	(30.5)	(30.8)	(38.4)	(35.4)	(12.7)

Net profit	88.1	81.8	84.0	74.5	26.6
Net profit attributable to controlling interest	73.6	68.2	66.7	59.9	21.4
Net profit attributable to non-controlling interest	14.5	13.6	17.3	14.5	5.2

	As of December 31,
	2011	2012	2013	2013
	(in millions of S/.)			(in millions of US$)(1)
Balance Sheet Data:
Total current assets	302.4	319.1	376.9	134.8
Cash and cash equivalents	64.9	149.7	122.3	43.7
Accounts receivables	117.4	118.9	145.7	52.1
Outstanding work in progress	105.4	26.8	78.1	27.9
Other current assets	14.7	23.8	30.8	11.0
Total non-current assets	466.0	826.8	1,082.6	387.2
Long-term accounts receivables(3)	41.0	349.3	603.9	216.0
Property, plant and equipment	192.5	211.3	201.5	72.1
Other non-current assets	232.4	266.2	276.2	98.8
Total current liabilities	129.5	486.0	881.4	315.2
Short-term borrowings	33.4	38.7	85.7	30.7
Accounts payables	75.7	439.3	781.2	279.4
Total non-current liabilities	134.2	190.5	108.1	38.7
Long-term borrowings	127.1	146.3	96.1	34.4
Other long-term liabilities	7.0	44.2	12.0	4.3
Shareholders’ equity	402.6	355.5	397.0	142.0
Non-controlling interest	102.1	113.9	73.0	26.1

3.	Real Estate

	Year ended December 31,
	2010	2011	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(1)
Income Statement Data:
Revenues	218.6	152.3	240.1	313.7	112.2
Cost of sales	(185.3)	(106.9)	(153.4)	(200.0)	(71.5)

Gross profit	33.3	45.3	86.7	113.7	40.6
Administrative expenses	(6.8)	(10.1)	(17.4)	(21.0)	(7.5)
Other income and expenses	0.2	(0.4)	(1.7)	(0.7)	(0.3)
Other (losses) gains, net	—	—	—	(1.0)	(0.4)
Profit from the sale of investments	—	—	—	3.2	1.1

Operating profit	26.7	34.9	67.6	94.2	33.7
Financial (expense) income, net	(0.1)	(0.5)	(2.3)	(13.8)	(4.9)
Share of the profit or loss in associates under the equity method of accounting	—	—	—	0.1	0.0

Profit before income tax	26.6	34.4	65.3	80.5	28.8
Income tax	(8.7)	(10.2)	(20.0)	(21.4)	(7.7)

Net profit	17.9	24.1	45.3	59.0	21.1
Net profit attributable to controlling interest(4)	8.5	6.1	12.4	19.2	6.9
Net profit attributable to non-controlling interest(4)	9.4	18.1	32.9	39.9	14.3

	As of December 31,
	2011	2012	2013	2013
	(in millions of S/.)			(in millions of US$)(1)
Balance Sheet Data:
Total current assets	450.7	636.0	672.6	240.6
Cash and cash equivalents	49.3	73.0	43.0	15.4
Accounts receivables	19.5	37.7	36.4	13.0
Other current assets(5)	381.9	525.3	593.2	212.1
Total non-current assets	46.1	71.4	76.5	27.4
Long-term accounts receivables	0.0	6.8	17.4	4.2
Property, plant and equipment	5.0	4.5	5.6	2.0
Investment property	36.5	36.0	36.9	13.2
Other non-current assets	4.5	24.2	22.1	7.9
Total current liabilities	197.5	263.6	217.6	77.8
Short-term borrowings	41.6	43.2	77.9	27.8
Accounts payables	146.7	211.8	136.6	48.9
Total non-current liabilities	96.4	62.6	97.8	35.0
Long-term borrowings	16.5	49.7	52.3	18.7
Other long-term liabilities	79.8	12.9	45.4	16.3
Shareholders’ equity	50.1	147.1	152.7	54.6
Non-controlling interest(4)	152.8	234.2	281.0	100.5

4.	Technical Services

	Year ended December 31,
	2010	2011	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(1)
Income Statement Data:
Revenues	285.0	977.0	1,083.3	1,169.1	418.1
Cost of sales	(223.9)	(867.3)	(979.4)	(989.9)	(354.1)

Gross profit	61.0	109.7	103.9	179.2	64.1
Administrative expenses	(23.0)	(72.1)	(105.4)	(132.5)	(47.4)
Other income and expenses	(0.1)	6.2	73.6	24.7	8.8
Gain from business combination	—	45.2	—	—	—
Other (losses) gains, net	—	0.4	—	—	—

Operating profit	37.9	89.4	72.2	71.4	25.5
Financial (expense) income, net	(1.8)	(8.5)	(5.1)	(15.9)	(5.7)
Share of the profit or loss in associates under the equity method of accounting	—	—	—	1.1	0.4

Profit before income tax	36.1	80.9	67.1	56.6	20.2
Income tax	(11.3)	(19.8)	(5.6)	(16.7)	(6.0)

Net profit	24.7	61.1	61.5	39.9	14.3
Net profit attributable to controlling interest	23.9	53.9	50.6	34.3	12.3
Net profit attributable to non-controlling interest	0.8	7.2	10.8	5.6	2.0

	As of December 31,
	2011	2012	2013	2013
	(in millions of S/.)			(in millions of US$)(1)
Balance Sheet Data:
Total current assets	513.0	495.5	585.2	209.3
Cash and cash equivalents	73.4	85.3	46.5	16.6
Accounts receivables	276.7	259.6	312.0	111.6
Outstanding work in progress	69.8	81.4	158.7	56.8
Other current assets	93.2	69.2	68.0	24.3
Total non-current assets	183.7	192.2	197.8	70.8
Long-term accounts receivables	30.1	24.3	12.3	4.4
Property, plant and equipment	96.8	109.3	114.1	40.8
Other non-current assets	56.8	58.7	71.5	25.6
Total current liabilities	412.4	489.4	475.0	169.9
Short-term borrowings	85.0	96.0	126.9	45.4
Accounts payables	275.5	354.2	316.8	113.2
Total non-current liabilities	168.5	74.4	160.1	57.3
Long-term borrowings	14.6	12.4	31.4	11.2
Other long-term liabilities	153.9	61.9	128.7	46.0
Shareholders’ equity	91.7	103.0	125.7	45.0
Non-controlling interest	24.1	20.9	22.2	8.0

(1)	Calculated based on an exchange rate of S/.2.796 to US$1.00 as of December 31, 2013.

(2)	Includes advance payments, which reflects advance payments made by our clients in connection with our E&C and Operation and Maintenance of Infrastructure Assets contracts. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Engineering and Construction” and “—Technical Services” and note 20 to our audited annual consolidated financial statements included in this annual report.
(3)	Includes long-term accounts receivables, which includes payments required to be made by the Peruvian government for the amounts we invest to purchase trains and other infrastructure for the Lima Metro. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Infrastructure” and note 10 to our audited annual consolidated financial statements included in this annual report.
(4)	The net profit attributable to controlling interests of our Real Estate segment is significantly affected by the financing and commercial arrangements we use to purchase land and to develop real estate projects. Depending on the level of non-controlling interests used to finance our real estate projects, our Real Estate segment tends to have significant net profit attributable to non-controlling interests. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Real Estate.”
(5)	Includes inventories, which includes investments for the purchase of land by our Real Estate segment. These investments in land are recorded at book value and are not marked-to-market for changes in fair value. See note 14 to our audited annual consolidated financial statements included in this annual report.
(6)	Includes the results of operations of CAM since February 24, 2011. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions” and note 31 to our audited annual consolidated financial statements included in this annual report.

Non-GAAP Financial Measure and Reconciliation

In this annual report, we present Adjusted EBITDA, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We define Adjusted EBITDA as net profit plus: financial (expense) income, net; income tax; depreciation and amortization; and certain other adjustments described below.

Our Adjusted EBITDA includes the following other adjustments: (i) in our Infrastructure segment, in Mass Transit, we add back to net profit the components of our tariff for the Lima Metro that relate to the Peruvian government’s repayment of the amounts we invest to purchase trains and other infrastructure, since we do not amortize these investments, and the interest we charge the Peruvian government in connection with the amounts we invest for such purposes. For a description of the components of our tariff for the Lima Metro, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Infrastructure;” and (ii) in our Real Estate segment, we add back to net profit the portion of our costs of sales related to our cost to purchase land, as we recognize land purchases as inventory and, accordingly, do not mark-to-market or depreciate the value of our land.

We present Adjusted EBITDA because we believe it provides readers with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The following table sets forth the reconciliation of our net profit to Adjusted EBITDA on a consolidated basis.

	Year ended December 31,
	2010	2011(1)	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(2)
Net profit	276.7	336.2	366.3	412.6	147.6
Financial expense (income), net	10.0	6.2	10.3	113.6	40.6
Income tax	124.3	141.4	154.6	182.4	65.3
Depreciation and amortization	142.9	178.2	244.5	259.1	92.7
Other adjustments (described above)	18.9	12.3	25.2	62.9	22.5

Adjusted EBITDA	572.8	674.3	800.9	1,030.7	368.6

The following tables set forth the reconciliation of our net profit to Adjusted EBITDA for each of our business segments and certain of our lines of business or subsidiaries within these segments.

1.	Engineering & Construction

	Year ended December 31,
	2010	2011	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(2)
Net profit	111.2	166.4	188.5	256.9	91.9
Financial expense (income), net	(2.7)	(5.3)	(19.7)	26.6	9.5
Income tax	49.0	71.5	87.9	111.3	39.8
Depreciation and amortization	60.8	82.4	131.1	151.2	54.1

Adjusted EBITDA (3)	218.3	315.0	387.9	546.0	195.3

2.	Infrastructure

2.1 Full Segment

	Year ended December 31,
	2010	2011	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(2)
Net profit	88.1	81.8	84.0	74.4	26.6
Financial expense (income), net	10.7	6.0	17.3	44.7	16.0
Income tax	30.5	30.8	38.4	4.5	12.7
Depreciation and amortization	61.8	57.6	67.9	64.0	22.9
Other adjustments (described above)	—	—	4.8	25.6	9.2

Adjusted EBITDA	191.1	176.1	212.3	244.3	87.4

2.2 All Toll Roads

	Year ended December 31,
	2010	2011	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(2)
Net profit	25.5	21.4	29.4	40.5	14.5
Financial expense (income), net	9.8	5.9	5.2	4.4	1.6
Income tax	8.7	5.8	12.5	15.0	5.4
Depreciation and amortization	27.9	21.3	24.5	10.0	3.8

Adjusted EBITDA	72.0	54.5	71.5	69.9	25.0

2.2(a) Norvial

	Year ended December 31,
	2010	2011	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(2)
Net profit	19.4	26.4	27.2	30.2	10.8
Financial expenses (income), net	6.2	4.8	3.8	9.5	3.4
Income tax	6.1	7.8	11.6	10.3	3.7
Depreciation and amortization	27.7	21.1	24.2	9.8	3,5

Adjusted EBITDA	59.4	60.1	66.7	59.6	21.3

2.3 Mass Transit

	Year ended December 31,
	2011	2012	2013	2013
	(in millions of S/.)			(in millions of US$)(2)
Net profit(4)	(8.5)	(11.0)	(13.1)	(4.7)
Financial expense (income), net	(1.9)	4.0	26.0	9.3
Income tax	(4.7)	(3.6)	(0.6)	(0.2)
Depreciation and amortization	0.1	0.5	0.6	0.2
Other adjustments (described above)	—	—	25.6	9.2

Adjusted EBITDA	(15.0)	(10.2)	38.6	13.8

2.4 Energy

	Year ended December 31,
	2010	2011	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(2)
Net profit	62.6	69.1	63.4	45.0	16.1
Financial expense (income), net	0.9	1.9	1.8	14.3	5.1
Income tax	21.8	29.7	28.5	20.1	7.2
Depreciation and amortization	33.9	36.1	42.8	53.4	19.1

Adjusted EBITDA	119.1	136.8	136.4	132.8	47.5

3.	Real Estate

	Year ended December 31,
	2010	2011	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(2)
Net profit	17.9	24.1	45.3	59.0	21.1
Financial expense (income), net	0.1	0.5	2.3	13.8	4.9
Income tax	8.7	10.2	20.0	21.4	7.7
Depreciation and amortization	0.7	2.6	2.9	3.6	1.3
Other adjustments (described above)	18.9	12.3	20.4	37.3	13.3

Adjusted EBITDA	46.4	49.8	90.9	135.2	48.3

4.	Technical Services

4.1 Full Segment

	Year ended December 31,
	2010	2011(1)	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(2)
Net profit	24.7	61.1	61.5	39.9	14.3
Financial expense (income), net	1.8	8.5	5.1	15.9	5.7
Income tax	11.3	19.8	5.6	16.7	6.0
Depreciation and amortization	15.9	32.2	39.4	37.2	13.3

Adjusted EBITDA	53.8	121.6	111.6	109.6	39.2

4.2 Concar

	Year ended December 31,
	2010	2011	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(2)
Net profit	17.5	34.9	12.6	7.9	2.8
Financial expense (income), net	(0.2)	(0.5)	(0.6)	(0.1)	(0.0)
Income tax	8.0	15.2	6.2	4.6	1.6
Depreciation and amortization	5.1	4.0	5.1	5.6	2.0

Adjusted EBITDA	30.4	53.6	23.2	18.0	6.4

4.3 GMD

	Year ended December 31,
	2010	2011	2012	2013	2013
	(in millions of S/.)				(in millions of US$)(2)
Net profit	7.2	9.1	11.3	8.5	3.1
Financial expense (income), net	2.1	0.5	1.9	5.0	1.8
Income tax	3.3	4.8	5.3	5.8	2.1
Depreciation and amortization	10.8	17.2	15.9	15.4	5.5

Adjusted EBITDA	23.4	31.6	34.5	34.8	12.4

4.4 CAM

	Year ended December 31,
	2011(1)	2012	2013	2013
	(in millions of S/.)			(in millions of US$)(2)
Net profit	17.1	37.5	23.5	8.4
Financial expense (income), net	8.5	3.8	11.0	3.9
Income tax	(0.2)	(5.9)	6.2	2.2
Depreciation and amortization	10.9	18.5	16.3	5.8

Adjusted EBITDA	36.4	53.9	56.9	20.4

(1)	Includes the results of operations of CAM since February 24, 2011. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions” and note 31 to our audited annual consolidated financial statements included in this annual report.
(2)	Calculated based on an exchange rate of S/. 2.796 to US$1.00 as of December 31, 2013.
(3)	Our E&C segment Adjusted EBITDA includes S/.7.7 million, S/.5.1 million, S/.9.2 million and S/.42 million in 2010, 2011, 2012, and 2013, respectively, which represents GyM’s 38.9% equity interest in Viva GyM’s net profit.
(4)	In the second half of 2011, we incurred expenses during the pre-operational phase of the Lima Metro, a period during which we did not generate revenues. In 2012, we generated losses as a result of the limited number of trains (five) we initially operated. In July 2013, we began to operate additional trains and currently have fourteen trains operating (including two backup trains). We expect to operate all 24 trains by the third quarter of 2014. For more information on our Lima Metro, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Infrastructure.”

Exchange Rates

The Peruvian nuevo sol is freely traded in the exchange market. Current Peruvian regulations on foreign investment allow foreign equity holders of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by these companies. Non-Peruvian equity holders are allowed to purchase foreign currency at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction. Peruvian law in the past, however, has imposed restrictions on the conversion of Peruvian currency and the transfer of funds abroad, and we cannot assure you that Peruvian law will continue to permit such payments, transfers, conversions or remittances without restrictions.

The following table sets forth, for the periods indicated, certain information regarding the exchange rates for nuevos soles per U.S. dollar, as published by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles.

	High	Low	Average	Period end
2009	3.259	2.853	3.012	2.891
2010	2.885	2.787	2.826	2.809
2011	2.834	2.694	2.755	2.697
2012	2.710	2.551	2.640	2.551
2013	2.820	2.741	2.785	2.796
2013:
October	2.787	2.756	2.769	2.769
November	2.804	2.776	2.798	2.801
December	2.805	2.764	2.785	2.795
2014:
January	2.824	2.798	2.809	2.821
February	2.825	2.800	2.813	2.800
March	2.814	2.798	2.807	2.809
April (through April 22)	2.813	2.768	2.789	2.783

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Company

Global economic conditions could adversely affect our financial performance

The global financial crisis and ensuing global recession in 2008 and 2009 had a significant adverse effect on the development of large-scale infrastructure and real estate projects worldwide. The sovereign crisis in Europe, coupled with the slow economic recovery in the United States, has generated economic uncertainty which could adversely affect private- and public-sector investments. Future global economic conditions, in particular fluctuations in commodity prices and financings costs, may impact our clients’ investment decisions. Should our clients choose to postpone or suspend new investments, or delay or cancel the execution of existing projects, as a result of global economic conditions, demand for our products and services, including our backlog, would decline, which may result in a decline in revenues and in under-utilization of our capacity. In addition, our business may be impacted by adverse economic developments even after economic conditions have improved because of the lag time between when investments decisions are made and the projects are executed. Furthermore, financial difficulties suffered by our clients, joint operation partners, subcontractors or suppliers due to global economic conditions could result in payment delays or defaults, or increase our costs or adversely impact our project execution. Accordingly, a global economic downturn could have a material adverse effect on our financial performance.

We may not be able to continue the historic growth of our business

We have experienced rapid growth in our operations in recent years and our strategy is to continue to grow our operations, including through international expansion. However, we may not be able to continue to grow our business at the same pace as in recent years, or at all. While our organic revenues grew at a CAGR of 27.5% from 2010 to 2013 (under IFRS), from 2004 to 2009 our organic revenues grew at a CAGR of 19.1% (under Peruvian GAAP). The pace at which we are able to grow our business could be adversely affected by numerous factors, some of which are beyond our control, including, among others, a slowdown in Peru’s recent rapid economic growth and its substantial investment in infrastructure, increased competition, and our capacity to increase scale and manage growth in our company.

Growth can place significant demands on our management and operating structure, and too rapid growth may overwhelm our operating capacity. In addition, sustained growth will require us to recruit a large number of talented professionals and we cannot assure you that we will be able to hire sufficient engineers or other personnel with the expertise and experience we require. Nor can we assure you that as our company continues to grow we will be able to maintain our performance standards and corporate values across our entire organization. Failure to manage our growth effectively could adversely affect the quality of our products and services, which would have a material adverse effect on our business.

We face significant competition in each of our markets

Each of the markets in which we operate is competitive. We compete on the basis of, among other factors, price, performance, product and service quality, skill and execution capability, client relations, reputation and brand, and health, safety and environmental record. We face significant competition from both local and international players. Some of these competitors may have greater resources than us or specialized expertise in certain sectors. In addition, a portion of our business is derived from open bidding processes which can be highly competitive. Certain of our markets are highly fragmented with a large number of companies competing for market share. Our competitors may be more inclined to take greater or unusual risks or accept terms and conditions in a contract that we might not deem acceptable. Moreover, we cannot assure you that we will not face new competition from industry players entering or expanding their operations in our markets. If we are unable to compete effectively, our ability to continue to grow our business or maintain our market share would be affected. In addition, because one of the factors on which we generally compete is price, increased competition could impact our operating margins. Accordingly, our business and financial performance could be adversely affected by competition in our markets.

A major change in Peruvian government policies could affect our business

Our business is significantly affected by national, regional and municipal government policies and regulation, including with respect to infrastructure concessions or similar contracts to the private sector, public spending in infrastructure investment, and government housing subsidies, among others. Any adverse change in government policies with respect to these matters could result in a material adverse effect on our business and financial performance.

Social conflicts may disrupt infrastructure projects

Despite Peru’s ongoing economic growth and stabilization, high levels of poverty and unemployment and social and political tensions continue to be pervasive problems in the country. Peru has, from time to time, experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations. In 2011, 2012 and 2013, certain regions experienced strikes and protests related mainly to the environmental impact of mining activities, which resulted in commercial disruptions. These protests led to the suspension of certain mining projects, including the suspension of a large mining project in the northern region of Cajamarca. We provided construction services in the initial phase of this project before it was suspended and intend to bid for future E&C service contracts if the project progresses. Social conflicts may disrupt, delay or suspend infrastructure projects in the future, which could have a material adverse effect on our business and financial performance.

New projects may require the prior approval of local indigenous communities

In September 2011, Peru enacted Law No. 29,785, regarding the Prior Consultation Right of Local Indigenous Communities, in accordance with the International Labor Organization Convention No. 169 (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). This law establishes a prior consultation procedure (procedimiento de consulta previa) that the Peruvian government must carry out with local indigenous communities, whose rights may be directly affected by new legislative or administrative measures, including the granting of certain permits or new concessions or similar contracts such as for mining, energy and oil and gas projects. Local indigenous communities do not have a veto right; upon completion of this prior consultation procedure, the Peruvian government retains the discretion to approve or reject the applicable legislative or administrative measure. We cannot assure you that these consultation procedures will not adversely affect new projects and concessions. On October 25, 2013, the Peruvian Ministry of Culture published the first official list of 52 indigenous groups in the national territory, indicating this list is meant to be updated every 15 days. However, as of the date of this annual report, there is no information on the specific areas where these indigenous groups are located. Moreover, as of the date of this annual report, the Ministry of Culture has undertaken only one consultation process. Accordingly, our business and financial performance may be materially and adversely affected.

We may not be able to successfully expand outside of Peru

One of our key strategies is to continue to expand our operations outside of Peru, particularly in Chile and Colombia, and we expect that our international operations will become a more significant part of our consolidated business in future. We cannot assure you that we will be able to replicate our success in Peru in other countries. Our international expansion is subject to additional challenges, including: our ability to assimilate cultural differences and practices; our limited familiarity with local laws, regulators and contractors; our ability to attract and manage foreign personnel; the absence of a local workforce formed in our corporate values and familiar with our operations; competition in foreign markets, including from industry players with significantly greater local experience and reputation; and other risks specific to these countries. Many countries in Latin America have suffered significant economic, political and social crises in the past, and these events may occur again in the future. If we are unable to overcome these challenges, we may not be able to successfully expand internationally.

We may not be able to make successful acquisitions

Part of our strategy is to evaluate strategic acquisition opportunities to expand our operations and geographic footprint, especially in Chile and Colombia. We may not be able to identify appropriate acquisition opportunities, or, if we do, we may overpay for these acquisitions or may not otherwise be able to negotiate terms and conditions that are acceptable to us. We may also face difficulties obtaining financing to pay for acquisitions. In addition, we may not be able to obtain regulatory approvals, including antitrust approvals, required to consummate acquisitions. Furthermore, even if we are able to successfully consummate an acquisition, we may encounter challenges in integrating the acquired business effectively and profitably into our operations. The integration of an acquisition involves a number of factors that may affect our operations, including diversion of management’s attention, difficulties in retaining personnel and entry into unfamiliar markets. Acquired businesses may not achieve the levels of productivity anticipated or otherwise perform as expected. Acquisitions may bring us into businesses we have not previously conducted and expose us to additional business risks that are different from those we have traditionally experienced, including new geographic, market, operating and financial risks. Moreover, acquisitions involve special risks, including the potential assumption of unanticipated liabilities and contingencies. Even if such liabilities are assumed by the sellers, we may have difficulties enforcing our rights, contractual or otherwise. We cannot assure you that future acquisitions will meet our strategic objectives.

Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit

Our backlog amount is subject to revision over time and our ability to realize revenues from our backlog is subject to a number of uncertainties. Cancellations, scope adjustments or deferrals may occur, from time to time, with respect to contracts reflected in our backlog and could reduce the amount of our backlog and the revenue and profits that we actually earn. Contracts may also remain in our backlog for an extended period of time and poor performance could also impact our profit from the contracts in our backlog. In addition, our backlog is expressed in U.S. dollars based on period-end exchange rates while a significant portion of our contracts are payable in nuevos soles or other local currencies. As a result, any depreciation of local currency would diminish the amount of revenues eventually earned relative to backlog. Three contracts in particular comprise 25.3% of our backlog as of December 31, 2013, and the termination of any of these three contracts would significantly reduce our backlog and future revenues and profits. Accordingly, the amount of our backlog is not necessarily indicative of future revenues or profits related to the performance of the related contracts.

Our backlog may not grow at recent historic rates and may decline. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to continue to grow our backlog. Additionally, the amount of new contracts signed can fluctuate significantly from period to period due to factors that are beyond our control.

The ratio of our historical backlog to revenues earned in subsequent years is volatile and substantially affected by a number of factors, some of which are outside our control, including levels of contract scope adjustments and our ability to enter into new contracts (which are substantially influenced by general economic conditions), delays and cancellations, foreign exchange rate movements, and our ability to increase the scale of our operations to expand the amount of work we carry out beyond that previously contracted. Accordingly, historical correlations between backlog and revenues may not recur in future periods. In particular, you should not assume that the ratio of our future E&C segment revenues for 2014 and 2015 to backlog as of December 31, 2013 that is currently expected to be realized in each of those years will be comparable to our historic ratios shown in “Item 4.B. Information on the Company—Business Overview—Backlog—E&C Backlog.”

Our success depends on key personnel

Our success depends, to a significant degree, upon the services of our senior management, board of directors and other key personnel (including, among others, our Chairman and our Chief Executive Officer). Members of our management team are not subject to long-term employment agreements or non-competition agreements with us. We cannot assure you that we will be successful in retaining our current senior management or members of our board of directors, nor can we assure you that, in such event, we would be able to find suitable replacements. The loss of the services of some of our senior management or members of our board of directors could have a material adverse effect on our business and financial performance. In addition, the success of our business depends on our ongoing ability to attract, train and retain qualified engineers and other personnel. In recent years, the availability in Peru of qualified personnel who have the necessary expertise and experience has been lower than demand and, therefore, competition for human resources has become intense. We cannot assure that we will be able to hire and retain the number of qualified personnel required to meet the needs of, or to grow, our business. If we are unable to attract, train and retain the qualified personnel that we require at reasonable cost, our business and financial performance could be adversely affected.

Our success depends, to a large extent, on our reputation for the quality, reliability, timely delivery and safety of our products and services

We believe our track record and reputation are key factors in our clients’ evaluation of whether to engage our services and purchase our products, encouraging key industry players to partner with us, and recruiting and retaining talented personnel to our company. Our reputation is based, to a large extent, on the quality, reliability, timeliness and safety of our products and services. If our products do not meet expected standards or we fail to meet our deadlines, our relationship with our clients and partners could suffer, the reputation of our company could be adversely affected, we may not be invited to new bidding processes and our ability to capture new business could be severely diminished.

The nature of our business exposes us to potential liability claims and contract disputes

We may be subject to a variety of legal or administrative proceedings, liability claims or contract disputes. The government, clients and other third parties may present claims against us for injury or damage caused, directly or indirectly, by our operations, for example for alleged failures in our engineering and construction, the operation of our infrastructure concessions (such as our toll roads or the Lima Metro), and real estate developments we sell. Although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, a catastrophic event resulting from the services we have performed or products we have provided could result in significant professional or product liability, warranty or other claims against us as well as reputational harm, especially if public safety is impacted. We may in the future be named as a defendant in legal proceedings where our clients or third parties may make a claim for damages or other remedies with respect to our projects or other matters. Any liability not covered by our insurance, or in excess of our insurance limits, could result in a significant loss for us, which may affect our financial performance.

We are susceptible to operational risks that could affect our business and financial performance

Our business is subject to numerous industry-specific operational risks, including natural disasters, adverse weather conditions, operator error or other accidents, mechanical and technical failures, explosions and other events, many of which are beyond our control. Such occurrences could result in injury or loss of life, severe damage to and destruction of property and equipment, business interruption, pollution and other environmental damage, clean-up responsibilities, regulatory requirements, investigations and penalties, and potential liability claims and contractual disputes. In addition, such occurrences could materially impact our reputation. Although we maintain comprehensive insurance covering our assets and operations at levels that our management believes to be adequate, our insurance coverage will not be sufficient in all circumstances or to protect against all hazards. The occurrence of such an operational risk could have a material adverse effect on our business and financial performance.

Deterioration in our safety record could adversely affect our business and financial performance

Our ability to retain existing clients and attract new business is dependent on our ability to safely operate our business. Existing and potential clients consider the safety record of their services providers to be of high importance in their decision to award service contracts. Some of our activities, in particular in our E&C segment, as well as our electricity networks services line of business, can be high risk by their nature. If one or more accidents were to occur at a site, the affected client may terminate or cancel our contract and may be less likely to continue to use our services. We cannot assure you that we will not experience accidents in the future, causing our safety record to deteriorate. Accidents may be more likely as we continue to grow, particularly if we are required to hire less experienced employees due to shortages of skilled labor. Moreover, often times we do not perform these activities by ourselves and accidents can happen due to errors committed by partners and subcontractors over whom we have no control. Because many of our clients require us to report our safety metrics to them as part of the bidding process and because a substantial part of our client base is comprised of major companies with high safety standards, a general deterioration in our safety record could have a material adverse impact on our business including our ability to bid for new contracts.

Any safety incidents or deterioration in our safety record could adversely impact our ability to attract and retain qualified employees. In addition, we could also be subject to liability for damages as a result of accidents and could incur penalties or fines for violations of applicable safety laws and regulations.

Increases in the prices of energy, raw materials, equipment or wages could increase our operating costs

Our business requires significant purchases of energy, raw materials and components, including, among others, large quantities of fuel, cement and steel, as well as purchases or leases of equipment. Certain of these inputs used in our operations are susceptible to significant fluctuations in prices, over which we may have little control. The prices of some of these inputs are affected to a significant extent by the prices of commodities, such as oil and iron. Substantial increases in the prices of such commodities generally result in increases in our suppliers’ operating costs and, consequently, lead to increases in the prices they charge for their products. Moreover, we do not have long-term contracts for the supply of our key inputs, and, as result, if prices increase significantly or if we are required to find alternative suppliers, our costs to procure these inputs may increase significantly. In addition, growing demand for labor, especially when coupled with shortages of qualified employees in the countries where we operate, may result in significant wage inflation. To the extent that we are unable to pass along to our clients increases in the prices of our key inputs or increases in the wages that we must pay, our operating margins could be materially adversely impacted.

We may not be able to obtain financing on favorable terms

Our ability to undertake large investments (particularly in our Infrastructure and Real Estate segments) or consummate significant acquisitions will depend on the availability of equity and debt financing. We cannot assure you that we will be able to obtain new financings in the future on favorable terms or at all. Our ability to obtain financings will depend in part upon prevailing conditions in credit and capital markets, which are beyond our control. In 2008 and 2009, global markets suffered turmoil, which significantly constrained the availability of new financings. In addition, our ability to obtain new financing, or refinance existing debt, may at certain times be adversely affected by the cyclicality of our business, particularly our E&C segment, as has occurred in the past. Furthermore, in response to the ensuing global economic recession in 2009, many countries, in particular the United States as well as the countries where we operate, have maintained target interest rates at very low levels, and we cannot assure you that these interest rates will not rise significantly in the future, which would impact our costs of funding. If adequate funds are not available, or are not available on favorable terms, we may not be able to make future investments or take advantage of acquisitions or other opportunities.

We may not be able to recover on claims against clients for payment

If a client fails to pay our invoices on time or defaults in making its payments to us, we could incur significant losses. We occasionally bring claims against clients, principally the government, for delayed payments, additional costs that exceed the contract price or for amounts not included in the original contract price, including change orders. These types of claims can occur due to matters such as owner-caused delays or changes from the initial project scope, and, occasionally, they can be the subject of lengthy proceedings. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims and change orders could have a material adverse effect on our financial performance.

If we are unable to enter into joint operations or other strategic alliances, our ability to compete for new business may be adversely affected

We may join with other companies to form joint operations or other strategic alliances to compete for a specific concession or contract, including with partners that contribute expertise in a specific field. Because a joint operation or alliance can often offer stronger combined qualifications than a company on a stand-alone basis, these arrangements can be important to the success of a particular bid. If we are unable to enter into joint operations or other strategic alliances, our ability to compete for new business may be adversely affected.

Our joint operations and other strategic alliances may be affected by disputes with, or the unsatisfactory performance by, our partners

Joint operations and other strategic alliances that we enter into as part of our business, including arrangements where operating control may be shared with unaffiliated third parties, may involve risks not otherwise present when we operate independently, including: sharing approval rights over major decisions; responsibility for our partners’ unpaid obligations or liabilities; and inconsistencies in our and our partners’ economic or business interests or goals. Any disputes between us and our partners may result in delays, litigation or operational impasses. We may also incur liabilities as a result of action taken by our partners. In addition, if we participate in joint operations or other strategic alliances where we are not the controlling party, we may have limited control over operation decisions and actions and the success of the joint operation or other strategic alliance will depend largely on the performance of our partners. These risks could adversely affect our ability to transact the business that is the subject of such joint operation or other strategic alliance, and could result in the termination of the applicable concession or contract. Under these circumstances, we may be required to make additional investments and provide additional services to ensure adequate performance and delivery. These additional obligations could result in reduced profits or, in some cases, increased liabilities or significant losses for us. In addition, failure by a partner to comply with applicable laws or regulations could negatively impact our business and, in the case of government contracts, could result in fines, suspension or even debarment from participating in bidding processes. As a result, our business and financial performance could be adversely affected by disputes involving our joint operation or other strategic alliances.

We are dependent upon third parties to complete many of our contractual obligations

We rely on third-party suppliers to provide much of the materials and equipment used in our businesses. A portion of the work performed under our infrastructure concessions and, to a lesser extent, other contracts is performed by third-party subcontractors. As a result, the timely completion and quality of our projects may depend on factors beyond our control, including the quality and timeliness of the delivery of materials supplied for use in the project and the technical skills of subcontractors hired for the project. If we are unable to find qualified suppliers or hire qualified subcontractors, our ability to meet our contractual obligations could be impaired. In addition, if the amount we are required to pay for supplies, equipment or subcontractors exceeds what we have estimated, we may suffer losses under our contract. If a supplier or a subcontractor fails to provide supplies, equipment or services as required under a negotiated arrangement for any reason, or provides supplies, equipment or services that are not of an acceptable quality, we may be required to source those supplies, equipment or services on a delayed basis or at a higher price than anticipated, which could impact our financial performance. In addition, faulty materials or equipment could result in claims against us for failure to meet contractual specifications, and failure by suppliers or subcontractors to comply with applicable laws and regulations could negatively impact our reputation and our business and, in the case of government contracts, could result in fines, suspension or even debarment from participating in bidding processes. These risks may be intensified during economic downturns if these suppliers or subcontractors experience financial difficulties. As a result, our business and financial performance may be adversely affected by our dependence on third party providers.

Debarment from participating in government bidding processes would have a material adverse effect on our business and financial performance

We would face debarment from participating in government bidding processes for one to three years if we were found to have violated certain provisions of the Peruvian State Contracting Law (Ley de Contrataciones del Estado). We are required to comply with a large number of contractual obligations with the government in our business, and we cannot assure you that we will be in full compliance at all times. Moreover, such a debarment would affect the ability of our entire company (including any of our subsidiaries), and not just the line of business where the alleged violation took place, to participate in government bids under the Peruvian State Contracting Law. In December 2011, SUNAT (Superintendencia Nacional de Aduanas y Administración Tributaria), the Peruvian tax and customs authority, provided us with notice that they had terminated one of GMD’s contracts in our Technical Services segment, which resulted in the elimination of approximately US$4.2 million from our backlog as of such date, alleging a number of service deficiencies. In response to SUNAT’s contract termination, we initiated an arbitration against SUNAT and SUNAT counterclaimed for the payment of performance bonds in an aggregate amount of S/.1.6 million. A negative outcome in this arbitration, if we do not resolve the dispute with SUNAT, would also affect our company’s, including any of our subsidiaries’, participation in government bidding processes under the Peruvian State Contracting Law. Additionally, in April 2013, Perupetro initiated an administrative proceeding against a subsidiary in our E&C segment, claiming that the subsidiary had submitted a bid to provide engineering services while not being in compliance with certain technical requirements. We lost the administrative proceeding at the end of 2013 and we immediately commenced judicial action to contest this decision. Although we believe that the likelihood of an adverse outcome in this proceeding is remote, an adverse outcome would affect our company’s, including any of our subsidiaries’, participation in government bidding processes under the Peruvian State Contracting Law. Furthermore, in March 2014, the regional government of Cusco provided us with a notice that they had terminated one of Concar’s toll road operation and maintenance contracts, representing a backlog loss of US$48.4 million. We believe this termination is invalid, since we had previously terminated the contract due to a lack of payment and failure to provide access to the related road. A significant part of our revenues on a consolidated basis is derived from public sector contracts in Peru. As a result, if our company is debarred from participating in government bidding processes, our business and financial performance would be materially and adversely affected.

Failure to comply with, or changes in, laws or regulations could have a material adverse effect on our business and financial performance

We operate in highly regulated industries. Our business and financial performance depends on our and our clients’ ability to comply on a timely and efficient basis with extensive national, regional and municipal laws and regulations relating to, among other matters, environmental, health and safety, building and zoning, labor, tax and other matters. The cost of complying with these laws and regulations can be substantial. In addition, compliance with these laws and regulations can cause scheduling delays. Although we believe we are in compliance with all applicable concessions, other similar contracts, laws and regulations in all material respects, we cannot assure you we have been or will be at all times in full compliance. Failure by us or our clients to comply with our concessions, similar contracts or these laws and regulations could result in a range of adverse consequences for our business, including subjecting us to significant fines, civil liabilities and criminal sanctions, requiring us to comply with costly restorative orders, the shutdown of operations, and revocation of permits and termination of concessions or similar contracts. In addition, we cannot assure you that future changes to existing laws and regulations, or stricter interpretation or enforcement of existing laws and regulations, will not impair our ability to comply with such laws and regulations or increase our compliance costs. Accordingly, existing or future regulation in our markets could have a material adverse effect on our business and financial performance.

We may be held liable for environmental damage caused by our operations

The nature of certain of our operations requires us to assume risks of causing environmental and other damages. We may be held liable for the environmental damage we cause, including the incidental consequences of human exposure to hazardous substances or other environmental damage. We may be subject to clean up costs or penalties in the event of certain discharges into the environment and/or environmental contamination and damage. Our environmental liability insurance may not be sufficient or may not apply to certain types of environmental damage. Any substantial liability for environmental damage could have a material adverse effect on our financial performance.

New environmental regulation as a result of climate change could impact our business and financial performance

Growing concerns about climate change could result in the imposition of additional or more stringent environmental requirements or regulations. For example, there are ongoing international efforts to address greenhouse emissions, such as the Kyoto Protocol, which are in various stages of negotiation and implementation. If more stringent environmental regulation is adopted in the countries where we operate, we may be obliged to incur higher expenditures than anticipated, adversely affecting our financial performance. In addition, future remediation requirements in the event that we are found responsible for environmental damage may be substantial, which could impact our financial condition. Moreover, more stringent environmental regulation could increase the costs of projects for our clients or, in some cases, prevent a project from going forward, thereby potentially reducing the demand for our services. Accordingly, new environmental regulation could have a material adverse effect on our business and financial performance.

We may not be able to effectively protect against financial market risks

Our operations are exposed to financial market risks, such as risks related to exchange rates, commodity prices and, to a lesser extent, interest rates. Fluctuations in currency, commodity prices or interest rates could adversely affect our financial performance. We cannot assure you that derivative financial instruments will protect us from the adverse effects of financial market risks. While hedging transactions are intended to reduce market risks, such transactions may expose us to other risks, such as counterparty risk. We may not be able to adequately protect ourselves against financial market risks and may not ultimately realize an economic benefit from our hedging strategy.

The loss of a key client in some of our lines of business may affect our business and financial performance

In some of our lines of business, such as our Infrastructure and Technical Services segments, a substantial amount of the revenue we receive is concentrated among a limited number of clients, including the Peruvian government. If one or more of these major clients fail or delay in paying our fees, or if there is a significant reduction or cancellation of business by one or more of these major clients, our business and financial performance may be adversely affected. In particular we cannot assure you that Enersis, from whom we acquired our electricity networks services line of business in 2011, will not reduce its use of our services. If we are not able to capture new clients to replace the loss of business from existing key clients, our financial performance may be adversely affected.

Our use of the percentage-of-completion method of accounting for our Engineering and Construction segment could result in a reduction of previously recorded profits

In accordance with IFRS, we measure and recognize a large portion of our revenues under the percentage-of-completion accounting methodology. This methodology allows us to recognize revenues ratably over the life of a contract, without regard to the timing of receipt of cash payments, by comparing the amount of the costs incurred to date against the total amount of costs expected to be incurred. The effect of revisions to estimated costs, and thus revenues, is recorded when the amounts are known and can be reasonably estimated. These revisions can occur at any time and could be material. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts and inherent in the nature of some of the industries in which we operate, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded profits.

Labor unrest could adversely affect our financial performance

All of our manual laborers and a portion of our employees are members of labor unions. Our practice is generally to extend benefits we offer our unionized employees to non-unionized employees. In our E&C segment, collective bargaining agreements are negotiated at two levels, on an annual basis between the Peruvian National Federation of Civil Construction and the Peruvian Chamber of Construction, without our direct involvement, and on a per project basis directly between the unions and us in accordance with such annual agreement. We also have collective agreements with our employees in certain of our business segments, which are also negotiated periodically. Although we consider that our relationship with unions are currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could result in the interruption or delay of our operations. Such interruptions or delays could have an adverse impact on our business, including on the cost of our projects and our ability to make timely delivery. Moreover, our operations may also be affected by labor unrest in our clients’ or our partners’ workforce.

The proceeds from our insurance policies may not be sufficient and we may not be insured against all risks

We maintain insurance coverage both as a corporate risk management strategy and in order to satisfy the requirements under certain regulations and contracts. We cannot assure you that proceeds from our insurance policies, however, will be sufficient to cover the damages resulting from any event covered by such policies. Certain risks are not covered under the terms of our insurance policies, such as interruption of operations. In such event, we may incur significant expenses to rebuild our facilities, repair or replace our equipment, or cover other damages. In addition, if any of our third party insurers fail, abruptly cancel our coverage or otherwise cannot satisfy their insurance requirements to us, then our overall risk exposure and operational expenses could be increased. Moreover, we may not be able to renew our insurance policies on favorable terms, or at all. Although we have in the past been generally able to cover our insurance needs, we cannot assure you that we will be able to secure all necessary insurance in the future.

An increase in import duties and controls may have a material adverse effect on our financial performance

Our future success depends in part on our ability to select and purchase quality mechanical instruments and equipment at attractive prices. While we have historically been able to do so, such instruments and equipment may become subject to higher import taxes than currently apply. In addition, the Peruvian antitrust authority (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual, or “INDECOPI”) is currently conducting an investigation regarding potential dumping of Chinese imports, which may result in new anti-dumping laws. We cannot assure you that there will not be further increases in import taxes, changes in laws related to imports or the imposition of quotas by countries from which we import mechanical instruments and equipment, which could have a material adverse effect on our business.

Additional Risks Related to our Engineering and Construction Business

We are vulnerable to the cyclical nature of the end-markets we serve

Demand for our engineering and construction services is dependent on conditions in the end-markets we serve, which include, among others, the mining, power, oil and gas, transportation, real estate and other infrastructure sectors in Peru, as well as the mining sector in Chile. Consequently, our engineering and construction business is closely linked to the performance and growth of these sectors, and it is exposed to many of the risks faced by our clients operating in these sectors, over which we have no control. These industries tend to be cyclical in nature and, as a result, although downturns can impact our entire company, our engineering and construction business has historically been subject to periods of very high and low demand. For example, between 2000 and 2003, there was a significant decline in activity in the Peruvian real estate and construction sectors, which consequently affected our and our competitors’ business and financial performance during that time. Factors that can affect these sectors include, among others, macroeconomic conditions, climate conditions, the level of private and public investment, the availability of credit, changes in laws and regulations, and political and social stability. The mining and oil and gas sectors, in particular, are also driven by worldwide demand for the underlying commodities, including, among others, silver, gold, copper, oil and gas, which can be affected by such other factors as global economic conditions and geopolitical affairs. A decline in prices for minerals or oil and gas can have a significant impact on our clients’ exploration and production activities and, as a result, on their demand for our engineering and construction services. Accordingly, adverse developments in the end-markets served by our engineering and construction business could have a material adverse effect on our financial performance.

Decreases in capital investments by our clients may adversely affect the demand for our services

Our engineering and construction business is directly affected by changes in private-sector and, to a lesser extent, public-sector investments for large-scale infrastructure projects. In addition, our engineering and construction business is directly affected by the availability and cost of financings for these projects. In the markets where we operate, investments and financings for large-scale projects have historically been influenced by macroeconomic and other factors which are beyond our control, including in the case of public-sector investment, government spending levels. As a result, we cannot assure you that clients will not choose to limit or not undertake new projects or delay, suspend or cancel existing projects. Reductions in anticipated capital investments or available financing for large-scale projects could have a material adverse effect on our financial performance.

Our revenues may fluctuate based on project cycles, which we may not control

The substantial majority of the revenues from our engineering and construction business is generated from project awards, the timing of which may be unpredictable and outside of our control, especially considering the highly competitive bidding processes and complex and lengthy negotiations they involve. These processes can be impacted by a wide variety of outside factors including governmental approvals, financing contingencies and overall market and economic conditions. Moreover, because a significant portion of our revenues is generated from large-scale projects, our results of operations can fluctuate quarterly or yearly depending on whether and when project awards occur and the commencement and progress of work under awarded contracts. As a result, we are subject to the risk that revenues may not be derived from awarded projects as quickly as anticipated.

Our business may be adversely affected if we incorrectly estimate the costs of our projects

We conduct our engineering and construction business under various types of contractual arrangements where costs are estimated in advance. In some of our contracts (i.e., lump-sum, unit price and EPC) we bear the risk of some or all unanticipated cost overruns, including due to inflation or certain unforeseen events. Risks under contracts which could result in cost overruns include: difficulties in performance of our subcontractors, suppliers, or other third parties; changes in laws and regulations or difficulties in obtaining permits or other approvals; unanticipated technical problems; unforeseen increases in the cost of inputs, components, equipment, labor, or the inability to obtain these on a timely basis; delays caused by weather conditions; incorrect assumptions related to productivity or scheduling estimates; and project modifications that create unanticipated costs or delays. These risks tend to be exacerbated for longer term contracts since there is increased risk that the circumstances under which we based our original bid could change. In many of our contracts, we may not be able to obtain compensation for additional work performed or expenses incurred. Our failure to estimate accurately the resources and time required to complete a project could adversely affect our profitability. Even under our cost-plus contracts, our inability to complete projects within the estimated budget could affect our relationship with our clients and negatively impact awards of future contracts. As a result, if we incorrectly estimate the costs of our projects, our business and financial performance could be adversely affected.

We may be unable to deliver our services in a timely manner

The success of our engineering and construction business depends on our ability to meet the standards and schedules required by our clients. Significant delays that prevent us from providing our services on agreed time frames could adversely affect our client relations and reputation. Delays may occur for a number of reasons, including as a result of our inability to adequately foresee the needs of our clients; delays caused by our joint operation partners, subcontractors or suppliers; insufficient production capacity; equipment failure; shortage of qualified workers; changes to customs regulations; and natural disasters. Failure to finish construction by the contractual completion date set forth in the contract could result in costs that reduce our projected profit margins, including a requirement to pay daily penalties and damages. If we are unable to meet deadlines, either due to internal problems or as a result of events over which we have no control, we may lose the trust of our clients and, therefore, experience a decrease in the demand for our services. In such event, our business and financial performance could be adversely affected.

We may not be able to obtain compensation for additional work or expenses incurred as a result of client-requested change orders

Clients often determine, after commencement of the project, to change various elements of the project. Some of our contracts may also require that clients provide us with design or engineering information or with equipment or materials to be used on the project, and, in some cases, the client may provide us with deficient design or engineering information or equipment or materials or may provide the information or equipment or materials to us later than required by the project schedule. Our project contracts generally require the client to compensate us for additional work or expenses incurred due to client requested change orders or failure of the client to provide us with specified design or engineering information or equipment or materials. Under these circumstances, we generally negotiate with the client with respect to the amount of additional time required to make these changes and the compensation to be paid to us. We are subject to the risk that we are unable to obtain, through negotiation, arbitration, litigation or otherwise, adequate amounts to compensate us for the additional work or expenses incurred by us due to client-requested change orders or failure by the client to timely provide required items. A failure to obtain adequate compensation for these matters could require us to record an adjustment to amounts of revenue and gross profit that were recognized in prior periods. Any such adjustments, if substantial, could have a material adverse effect on our financial performance.

We may have difficulty obtaining performance bonds that we require in the normal course of our operations

In our engineering and construction business, it is industry practice for customers to require performance bonds or other forms of credit enhancement to secure, among other things, bids, advance payments and performance. We cannot assure you that in the future we will not encounter difficulties in obtaining such performance bonds or credit enhancements. The Peruvian market for these types of credit instruments is small; moreover, under Peruvian banking regulations, lenders are required to impose limits on the amount of credit they extend to a group of affiliated companies. Failure to provide performance bonds or credit enhancements on terms required by clients may result in our inability to compete for or win new projects.

Additional Risks Related to our Infrastructure Business

A substantial or extended decline in oil prices may adversely affect our financial performance

A substantial part of the revenues of our infrastructure business depends upon prevailing prices for oil. Historically, oil prices and markets have been volatile and are likely to continue to be volatile in the future. Oil is a commodity and its price is subject to wide fluctuations in response to relatively minor changes in supply and demand for oil, market uncertainty, and a variety of additional factors beyond our control. Those factors include, among others: global demand and supply; political developments in producing regions; weather conditions; governmental regulations; international conflicts and acts of terrorism; the price and availability of alternative sources of energy; and overall local and global economic conditions. Moreover, lower oil prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil we can produce economically, if any, and, as such, may have a negative impact on the reserves of the fields in which we operate. As result, our financial performance could be materially and adversely affected by declines in oil prices.

Our reserves estimates depend on many assumptions that may turn out to be inaccurate and are not subject to review by independent reserve auditors

The process of estimating oil and gas reserves is complex, although the fields where we produce oil and gas are mature (Block I has been in production for over 100 years and Block V for over 50 years). In order to prepare the reserves estimates presented in this annual report, we must project production rates and timing of development expenditures as well as analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. Therefore, estimates of reserves are inherently imprecise. Moreover, the reserve estimates included in this annual report have been prepared internally by our team of engineers, and have not been audited or reviewed by independent engineers. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable reserves will most likely vary from the estimates presented in this annual report, and those variances may be material. Any significant variance could materially affect the estimated reserves of the fields in which we operate.

Our return on our investment in our concessions may not meet estimated returns

Our return on any investment in a concession is based on the terms and conditions of the concession, its duration and the amount of capital invested as well as the amount of revenues collected, debt service costs, payment of penalties and other factors. For example, traffic volume at toll roads may be affected by a number of factors beyond our control, including security conditions; general economic conditions; demographic changes; fuel prices; reduction in commercial or industrial activities in the regions served by the roads; and natural disasters. Decreased traffic at Norvial could adversely affect our financial performance. Although some of our concessions allow for adjustments based on economic conditions, certain concessions provide that adjustment requests be approved only if certain limited events specified in our concession contracts have occurred. If a request of adjustment is not granted, our financial performance could be affected. Given these factors and the possibility that governmental authorities could implement policies that affect our contractual return on investment in a way that we did not anticipate, we cannot assure you that our return on any investment under any concession will meet our estimates.

Governmental entities may terminate prematurely our concessions and similar contracts under various circumstances, some of which are beyond our control

Our ability to continue operating our concessions and similar public-sector contracts depends on governmental authorities, which may revoke the agreement for certain reasons set forth in the relevant documentation contract and in applicable legislation, including the failure to comply with any contractual terms (including the concessionaire’s default on debt) or applicable law. Moreover, the relevant governmental authority may terminate and/or repossess a concession at any time, if, in accordance with applicable law, it determines that it is in the public interest to do so. The relevant governmental authority may also assume the operation of a concession in certain emergency situations, such as war, public disturbance or threat to national security. In addition, in the case of force majeure, the relevant governmental authority may require us to implement certain changes to our operations. If the government terminates any of our concessions, under Peruvian law it is generally required to compensate us for the amount of our unrecovered investment, unless the concession is revoked pursuant to applicable law or the terms of the concession which would imply a serious breach of the concession’s terms by us. Such compensation process is likely to be time consuming and the amount paid to us may not fully compensate us. We cannot assure you that we would receive such compensation on a timely basis or in an amount equivalent to the value of our investment in a concession plus lost profits.

We are exposed to risks related to the operation and maintenance of our concessions and similar contracts

The operation and maintenance requirements under our concessions could encounter delays or cause us to exceed our budgeted costs for such projects, which could limit our ability to realize the expected return on these projects, increase our operating or capital expenses and adversely affect our business and financial performance. In addition, our operations may be adversely affected by interruptions or failures in the technology and infrastructure systems that we use to support our operations, including toll road collection and traffic measurement systems. The Lima Metro in particular may be susceptible to outages due to power loss, telecommunications failures and similar events. The failure of any of our technology systems may cause disruptions in our operations, adversely affecting our profitability. While we have business continuity plans in place to reduce the adverse impact of information technology system failures on our operations, we cannot assure you that these plans will be effective. Furthermore, accidents and natural disasters may also disrupt the construction, operation or maintenance of our projects and concessions, which could adversely affect our business and financial performance.

We may not be successful in obtaining new concessions

The market for infrastructure concessions in Peru is competitive. We compete with Peruvian and foreign companies for infrastructure concessions in Peru, some of whom may have greater financial and other resources or particular expertise pertinent to a specific concession. Moreover, our public-sector clients may face budget deficits that may prohibit the development of infrastructure concessions, which could affect our business. We may also not be able to obtain additional concessions if the government decides not to award new concessions, due to budget constraints or policy changes or because alternative financing mechanisms are used. Our inability to bid for or obtain new concessions may adversely affect our business and financial performance.

The contract with Petroperú S.A. (“Petroperú”) for our fuel storage terminal business expires in August 2014. During 2013, our fuel storage terminal business generated revenues of US$48.7 million, Adjusted EBITDA of US$16.7 million and US$17.8 million in gross profit (we are entitled to 50% of the joint operation revenues, Adjusted EBITDA or gross profit). Our results of operations will be adversely affected if this contract is not extended or renewed. Moreover, we cannot assure you whether or when we will undertake any of the projects that have been awarded to us but for which contract negotiations are ongoing, in particular the concession for the Via Expresa Javier Prado. We may not be able to negotiate contracts terms that are favorable to us or at all. In addition, these projects may suffer long delays or suspension as a result of political considerations or other factors.

Additional Risks Related to our Real Estate Business

We are exposed to risks associated with the development of real estate

Our real estate business is subject to the risks that generally affect the real estate industry, such as availability and prices of suitable land, environmental and zoning regulations, interruptions in supply and volatility of the prices of construction materials and equipment, and changes in the demand for real estate. Our real estate business is specifically affected by the following risks: macroeconomic conditions in Peru that may impact the growth of the real estate sector as a whole, particularly in the residential market, including an increase in unemployment or a decrease in wage levels; an increase in prevailing interest rates or lack of available credit; changes in government subsidies for affordable housing; unfavorable real estate market conditions, such as an oversupply of residential units or scarcity of suitable land in particular areas; the level of customer interest in our new projects or the sales price per unit necessary to sell the unit may be lower than expected; customer perception of the security, convenience and attractiveness of our projects and the areas in which they are located; cost overruns, many of which may be beyond our control, that exceed our estimates and affect our profit margins, including the price of labor, land, insurance, taxes and public charges; the construction and sale of units may not be completed on schedule; bankruptcy or significant financial difficulties of large industry players, which cause a loss of confidence in the industry; and restrictions on real estate development imposed by local, regional and national laws and regulations. The occurrence of any of the above events may have a material adverse effect on our business and financial performance.

Real estate prices may not continue to rise and may decline

Real estate prices in Peru have risen significantly over the last decade. We cannot assure you that this increase in real estate prices does not represent a bubble. Real estate prices in Peru may not continue to rise or may decline significantly, particularly if financing costs rise or consumer confidence in the real estate market erodes. If real estate prices decline significantly, our business and financial performance could be materially and adversely affected.

Our business may be adversely affected if we are not able to obtain the necessary licenses and/or authorizations for our developments in due time

Real estate development requires obtaining certain licenses, authorizations and registrations. In Peru, local authorities are responsible for issuing most of the licenses that are required during the development stage, including zoning, demolition and construction licenses, among others. Currently, we have approximately 25 real estate projects in various stages of development. We have not yet initiated the administrative processes before the appropriate authorities, or such procedures are pending approval, for nine of these developments, including our Cuartel San Martín multi-use development project, as they are still in the early stages of development. A denial or an extended delay by applicable administrative authorities may render land unsuitable for development or delay the completion of planned projects, increase our costs and adversely affect our business and financial performance.

Scarcity of financing and/or an increase in interest rates could decrease the demand for real estate properties

The scarcity of financing and/or an increase in interest rates may adversely affect the ability or willingness of prospective buyers to purchase our real estate properties. In most cases, the purchasers of our residential or commercial properties finance at least part of the purchase price with mortgage loans. In 2013, 79% of our residential units was sold to purchasers who received government subsidies to finance the purchase homes. An increase in interest rates, whether as a result of market conditions or government action or otherwise, may cause a decrease in the demand for our residential and commercial properties and for land development, as well as an increase of our own financing costs, which may adversely affect our business and financial performance.

We may experience difficulties in finding desirable land and increases in the price of land may increase our cost of sales and decrease our earnings

The continued growth of our real estate business depends in large part on our ability to continue to acquire land and to do so at a reasonable cost. As more developers enter or expand their operations in the Peruvian real estate sector, land prices could rise significantly and suitable land could become scarce due to increased demand or decreased supply. A resulting rise in land prices may increase our cost of sales and decrease our earnings. We may not be able to acquire suitable land at reasonable prices in the future, which may have a negative impact on our financial performance.

Changing market conditions may adversely affect our ability to sell home inventories in our land and at expected prices

There is a lag between the time we acquire land and the time that we can bring the developed properties to market. Lag time varies on a project-by-project basis. As a result, we face the risk that demand for real estate may decline or that other developments may occur during this period that affect market conditions, and that we will not be able to dispose of developed properties or undeveloped land at expected prices or profit margins or within anticipated time frames or at all. Significant expenditures associated with investments in real estate, such as maintenance costs, construction costs and debt payments, cannot generally be reduced if changes in market conditions cause a decrease in expected revenues from our properties. Moreover, the market value of home inventories and undeveloped land can fluctuate significantly because of changing market conditions. As a result of these and other factors beyond our control, we may be forced to sell properties or land at a loss or for prices that generate lower profit margins than we anticipate.

Additional Risks Related to our Technical Services Business

Our engagements with clients may not be profitable or may be terminated or not renewed

The pricing and other terms of many of our client contracts in our technical services business necessarily require us to make estimates and assumptions at the time we enter into these contracts that could differ from actual results. These estimates reflect our best judgments regarding the nature of the engagement and our expected costs to provide the contracted services. Because of the competitive nature of the markets in which we operate, particularly in IT services, the risks related to errors in these estimates are heightened. Any increased or unexpected costs of unanticipated delays or complications in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or not profitable, which would have an adverse effect on our profit margin. Our exposure to this risk increases generally in proportion to the scope of services provided under a contract.

In addition, the success of our technical services business is dependent on our ability to retain our clients. In our electricity networks services line of business in particular, Enersis, from whom we acquired control of the business in 2011 remains a key client; however, we cannot assure you that they will continue to use our services in the future. Also, in our IT services business in particular, we may lose clients due to their conversion to in-house service providers. We are also vulnerable to reduced volumes from our clients due to business downturns or for other reasons, which can reduce the scope and price of services we provide. A contract termination by a major client could cause us to experience a higher than expected number of unassigned employees, which would affect our profitability until we are able to reduce or reallocate our personnel. We may not be able to replace any client that elects to terminate or not renew its contract with us, and the termination or non-renewal of a significant number of our agreements, or of our most important contracts, may adversely affect our business and financial performance. In addition, non-compliance on a contract with a public-sector client may lead to debarment from participating in government bidding processes and, consequently, inability to contract with other public-sector clients, not just for the line of business where the alleged violation took place, but also for all of our other businesses.

We may not be successful in obtaining new government contracts

We compete to provide services to the Peruvian government, and some of our competitors may have greater financial and other resources or particular expertise pertinent to a specific contract. In addition, we may not be able to obtain additional government service contracts if the government decides not to award additional public-sector road contracts or, to a lesser extent, contracts for the provision of IT and electrical networks services, due to budget constraints, policy changes or otherwise. Our inability to obtain new government contracts may adversely affect our business and financial performance.

We face risks related to the delivery of products and services by our suppliers

In the course of our IT services and electricity networks services, we depend on technology providers that may commit errors or omissions related to the delivery or the quality of equipment, services or products that are essential to our business. A significant error or failure to deliver such equipment, products or services made by one of our suppliers, particularly in our IT services business where we may have an exclusive arrangement with a specific supplier for a client, may adversely affect our business and financial performance.

Our IT security measures may be breached or compromised and we may sustain system outages

We rely on encryption, authentication technology and firewalls to provide security for confidential information, including personal data, transmitted to and by us over the internet. A breach of our network security measures could result in the misappropriation of proprietary or personal information or cause interruptions in our IT services or operations, could damage our reputation and harm our ability to deliver services to our clients. This may result in client dissatisfaction and a loss of business. Our security measures may be inadequate to prevent security breaches, and we may be required to expand significant capital and other resources to protect against the threat of security breaches and to alleviate problems caused by breaches as well as by any unplanned unavailability of our IT systems caused by other reasons, which may adversely affect our business and financial performance.

Our services may infringe upon the intellectual property rights of others

Our IT services, or third-party products we offer our clients, may infringe the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may harm our reputation, increase our costs and prevent us from offering certain services or products. Any claims or litigation relating to intellectual property, even if ultimately decided in our favor, could be time-consuming and costly, injure our reputation or require us to enter into royalty or licensing arrangements. Any limitation on our ability to provide a service or product could result in our loss of revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future projects, which may adversely affect our business and financial performance.

Risks Relating to Peru

Economic, social and political developments in Peru could adversely affect our business and financial performance

The substantial majority of our operations are conducted in Peru and depend on economic and political developments in the country. As a result, our business may be materially and adversely affected by economic downturns, currency depreciation, inflation, interest rate fluctuation, government policies, regulation, taxation, social instability, political unrest, terrorism and other developments in or affecting the country, over which we have no control. In the past, Peru has experienced periods of severe economic recession, large currency devaluation and high inflation. We cannot assure you that Peru will not experience similar adverse economic developments in the future. In addition, Peru has experienced periods of political instability that has included a succession of regimes with differing economic policies and programs. Previous governments have imposed controls on prices, exchange rates, local and foreign investments and international trade, restricted the ability of companies to dismiss employees, expropriated private-sector assets and prohibited the remittance of profits to foreign investors. We cannot assure you that the Peruvian government will continue to pursue business-friendly and open-market policies that stimulate economic growth and social stability.

Fluctuations in the value of the nuevo sol could adversely affect financial performance

Fluctuations in the value of the nuevo sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, fluctuations in the value of the nuevo sol to the U.S. dollar can materially adversely affect our results of operations. In 2013, 31.6% and 59.8% of our revenues were denominated in nuevos soles and U.S. dollars, respectively, whereas 67.2% and 24.2% of our costs of sales were denominated in nuevos soles and U.S. dollars, respectively. In the past the exchange rate between the nuevo sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of nuevo sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

In addition, although Peruvian law currently imposes no restrictions on the ability to convert nuevos soles to foreign currency and transfer foreign currency outside of the country, in the 1980s and early 1990s, Peru imposed exchange controls, including controls affecting the remittance of dividends to foreign investors. We cannot assure you that exchange controls in Peru will not be implemented in the future. The imposition of exchange controls could have an adverse effect on the economy and on your ability to receive dividends from us as a holder of ADSs.

Inflation could adversely affect our financial performance

In the past, Peru has suffered through periods of hyperinflation, which have materially undermined the Peruvian economy and the government’s ability to create conditions that support economic growth. A return to a high inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment.

As a result of reforms initiated in the 1990s, Peruvian inflation decreased significantly from four-digit inflation during the 1980s. The Peruvian economy experienced annual inflation of 2.1% in 2010, 4.7% in 2011, 2.6% in 2012 and 2.9% in 2013, as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú).

If Peru experiences substantial inflation in the future, our costs of sales and administrative expenses could increase which could affect our operating margins. Inflationary pressures may lead to governmental intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Peruvian economy. For example, in response to increased inflation, the Peruvian Central Bank, which sets the Peruvian basic interest rate, may increase or decrease the basic interest rate in an attempt to control inflation or foster economic growth.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our financial performance

The Peruvian congress and government regularly implement changes to tax laws that may increase our tax burden. These changes may include modifications in our tax rates and, on occasions, the enactment of temporary taxes that in some cases have become permanent taxes. Tax reforms related to the Peruvian income tax, value added tax and tax code have recently been approved, but we are unable to estimate the impacts that these reforms may have on business. The effects of any tax reforms that could be proposed in the future and any other changes that result from the enactment of additional reforms have not been, and cannot be, quantified. However, any changes to our tax regime may result in increases in our overall costs and/or our overall compliance costs, which could negatively affect our financial performance.

Earthquakes, severe weather and other natural disasters could adversely affect our business and financial performance

Peru is located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severally damaging the region south of Lima. Such conditions may result in physical damage to our properties and equipment, closure of one or more of our project sites and infrastructure concessions, inadequate work forces in our markets and temporary disruptions in the supply of construction materials. In addition, Peru has also experienced adverse climate conditions (due to climate change or otherwise) and adverse weather patterns, such as El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and potentially flooding. Poor weather conditions can have significant adverse effects on our engineering and construction activities as well as on our operation and maintenance of infrastructure assets business. Any of these factors may materially adversely affect the Peruvian economy and our business and financial performance.

A resurgence of terrorism in Peru could adversely affect the Peruvian economy and, as a result, our business and results of operations

In the past, Peru experienced severe terrorist activity that reached its peak of violence against the government and private sector in the late 1980s and early 1990s. In the mid-1990s, terrorist groups suffered significant defeats, including the arrest of leaders, resulting in considerable limitations in their activities. Despite the suppression of terrorist activity, we cannot assure you that a resurgence of terrorism in Peru will not occur, or that if there is such a resurgence, it will not disrupt the economy of Peru and our business.

The Peruvian economy could be affected by adverse economic developments in regional or global markets

Financial and securities markets in Peru are influenced, to varying degrees, by economic and market conditions in regional or global markets. Although economic conditions vary from country to country, investors’ perceptions of events occurring in one country may adversely affect cash flows and securities from issuers in other countries, including Peru. For example, the Peruvian economy was adversely affected by the political and economic events that occurred in several emerging economies in the 1990s, including in Mexico in 1994, the Asian crisis in 1997, the economic crisis in Russia in 1998, the Brazilian currency devaluation in 1999 and the Argentine crisis in 2001, which affected the market value of securities issued by companies from markets throughout Latin America. In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy. The 2008-2009 global economic recession, principally driven by the subprime mortgage market in the United States, substantially affected the international financial system, including Peru’s securities market and economy. Additionally, the sovereign crisis in Europe, coupled with the slow economic recovery in the United States, may reduce the confidence of foreign investors, which may cause volatility in the securities markets and affect the ability of companies to obtain financing globally. Any interruption to the recovery of the developed economies, the continued effects of the recent global crisis, a worsening of the current crisis in Europe or a new economic or financial crisis could affect Peru’s economy, and, consequently, materially adversely affect our business and financial performance.

Risks relating to Chile, Colombia and other Latin American Countries

We face risks relating to our operations outside of Peru

Latin American economic, political and social conditions may adversely affect our business. Our financial performance may be significantly affected not only by general economic, political and social conditions in Peru but also in other markets where we operate or intend to operate, including Chile and Colombia.

These countries have suffered significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in current administrations will result in changes in governmental policy and whether such changes will affect our business. Instability in the region has been caused by many different factors, including: significant governmental influence over local economies; substantial fluctuations in economic growth; high levels of inflation; changes in currency values; exchange controls or restrictions on expatriation of earnings; high domestic interest rates; wage and price controls; changes in governmental economic or tax policies, including retroactive changes; imposition of trade barriers, including import duties on information technology equipment; electricity rationing; liquidity of domestic capital and lending markets; unexpected changes in regulation; expropriations; and high levels of organized crime, terrorism and social conflicts, as well as overall political, social and economic instability.

Risks Relating to our ADSs

The market price of our ADSs may fluctuate significantly, and you could lose all or part of your investment

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, among others: actual or anticipated changes in our results of operations, quarterly fluctuations, or failure to meet expectations of financial market analysts and investors; investor perceptions of our prospects or our industries; operating performance of companies comparable to us and increased competition in our industries; new laws or regulations or new interpretations of laws and regulations applicable to our business; general economic trends in Peru; catastrophic events, such as earthquakes and other natural disasters; and developments and perceptions of risks in Peru and in other countries.

Substantial sales of ADSs or common shares could cause the price of our ADSs or common shares to decrease

Significant shareholders hold a large number of our common shares. These securities are eligible for sale. The market price of our ADSs could decline significantly if we or our significant shareholders sell securities in our company or the market perceives that we or our significant shareholders intend to do so.

We may raise additional capital in the future through the issuance of equity securities, which may result in dilution of the interests of our shareholders

We may need to raise additional capital and may opt for obtaining such capital through the public or private placement of debt securities or securities convertible into our common shares. In the event of a public or private debt financing, or the financing through the issuance of securities convertible into our common shares, such additional funds may be obtained with the exclusion of the preemptive rights of our shareholders, including the investors in our common shares, which may dilute the percentage interests of investors in our common shares.

No shareholder or group of shareholders holds a majority of our common shares

Our directors and senior management, directly and indirectly, own approximately 31.08% of our common shares as of December 31, 2013, and our Chairman owns, directly and indirectly, 17.81% of our common shares. No shareholder or group of shareholders currently owns a majority of our common shares. In addition, there is no shareholders’ agreement among any of our significant shareholders. Accordingly, no shareholder or group of shareholders may on its own determine the outcome of substantially all matters submitted for a vote to our shareholders. In addition, a new investor or group of investors may in the future seek to acquire a significant stake in, or control of, our company, subject to compliance with Peruvian tender offer requirements which require that a tender offer be made to all shareholders upon, among other matters, acquisition of 25%, 50% and 60% of our voting rights. If a new investor or group of investors acquires a significant stake in, or control of, our company, we cannot assure you that such investor or group of investors will not seek to change how our business is managed.

Holders of ADSs may be unable to exercise voting rights with respect to our common shares underlying the ADSs at our shareholders’ meetings

As a holder of ADSs representing common shares being held by the depositary in your name, you may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. Holders of our common shares will receive notice of shareholders’ meetings through publication of a notice twenty-five days in advance, in accordance with Peruvian law, in the official gazette in Peru, a Peruvian newspaper of general circulation and the website of the Peruvian Securities Commission, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders will not receive notice directly from us. Instead, pursuant to the deposit agreement, we will notify the depositary, who will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given. To exercise their voting rights, ADS holders must instruct the depositary how to exercise the voting rights for the common shares which underlie their ADSs. Due to these additional procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of our common shares.

Holders of ADSs also may not receive voting materials in time to instruct the depositary to vote the common shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADS or for the manner of carrying out such instructions, unless such failure can be attribute to gross negligence, bad faith or willful misconduct on the part of the depositary or its agents. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying common shares are not voted as requested.

Our shareholders’ ability to receive cash dividends may be limited

Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in nuevos soles into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

Holders of ADSs may be unable to exercise preemptive or accretion rights with respect to the common shares underlying their ADSs

Under Peruvian corporate law, if we issue new common shares as part of a capital increase, unless otherwise agreed to by holders of 40% of our subscribed voting common shares and, provided that such capital increase does not favor, directly or indirectly, certain shareholders to the detriment of others, our shareholders will generally have the right to subscribe to a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. You may not be able to exercise the preemptive or accretion rights relating to common shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive and accretion rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive and accretion rights by the depositary or, if the preemptive and accretion rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of our ADSs may suffer dilution of their interest in our company upon future capital increases.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, without the prior consent of the ADS holders

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. Any change related to an increase in deposits or charges for book-entry securities services or any modification that might hinder the rights of the ADS holders will be effective within 30 days after the ADS holders have received notice of such change or modification and such holders will have no right to any compensation whatsoever.

If we are unable to implement and maintain effective internal control over financial reporting in the future, our results of operations and the price of our ADSs could be adversely affected

We are not currently required to comply with Section 404 of the U.S. Sarbanes-Oxley Act of 2012 and, therefore, we have not made a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Section 404 of the U.S. Sarbanes-Oxley Act of 2002 will require us, for our fiscal year ending December 31, 2014 and subsequent years, to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls. It will also require an independent registered public accounting firm to test our internal control over financial reporting and to report on and attest to the effectiveness of our internal control over financial reporting. Any delays or difficulty in satisfying our requirements could adversely affect our future results of operations and the price of our ADSs. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, the New York Stock Exchange or other regulatory authorities.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting as of December 31, 2014 and in subsequent years as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.

As a result of errors we found in our consolidated statement of cash flow for the year ended December 31, 2012, we identified a material weakness in our internal control over financial reporting and restated our consolidated statement of cash flow. These errors did not have any effect on the net increase (decrease) in cash for the year ended December 31, 2012. Furthermore, all underlying transactions were properly recorded in the 2012 statement of financial position, income statement, statement of comprehensive income and statement of changes in shareholders’ equity, which did not need to be revised or restated. A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement in financial statements will not be prevented or detected in a timely basis. We implemented certain measures to address this material weakness, including: enhancing the IFRS knowledge base of our accounting personnel through additional training; additional training for our accounting personnel specifically in the preparation of cash flow statements and completing the implementation of Hyperion, an automated consolidation system. We may in the future discover other areas of our internal controls that need improvement, particularly with respect to businesses that we acquire.

Peru has different corporate disclosure and accounting standards than those you may be familiar with in the United States

Financial reporting and securities disclosure requirements in Peru differ in certain significant respects from those required in the United States. There are also material differences among IFRS, Peruvian GAAP and U.S. GAAP. Accordingly, the information about us available to you will not be the same as the information available to holders of shares issued by a U.S. company. In addition, the Peruvian Securities Market Law, which governs open or publicly listed companies, such as us, imposes disclosure requirements that are more limited than those in the U.S. in certain important respects. Although Peruvian law imposes restrictions on insider trading and price manipulation, applicable Peruvian laws are different from those in the United States, and the Peruvian securities markets are not as highly regulated and supervised as the U.S. securities markets.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the New York Stock Exchange, which may limit the protections afforded to investors

We are a foreign private issuer within the meaning of the New York Stock Exchange corporate governance standards. Under New York Stock Exchange rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Peruvian practices concerning corporate governance and intend to continue to do so. Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all New York Stock Exchange corporate governance requirements.

For example, the New York Stock Exchange listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time the company ceases to be a “controlled company.” Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of independent members on its board of directors. The listing standards for the New York Stock Exchange also require that U.S. listed companies, at the time they cease to be “controlled companies,” have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Peruvian law, a Peruvian company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. In addition, New York Stock Exchange rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Peruvian law.

The New York Stock Exchange’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In July 2002, the Peruvian Securities Commission and a committee comprised of regulatory agencies and associations prepared and published a list of suggested non-mandatory corporate governance guidelines called the “Principles of Good Governance for Peruvian Companies.” Although we have implemented these measures, we are not legally required to comply with the corporate governance guidelines, only disclose whether or not we are in compliance.

Minority shareholders in Peru are not afforded equivalent protections as minority shareholders in other jurisdictions and investors may face difficulties in commencing judicial and arbitration proceedings against our company or the controlling shareholder

Our company is organized and existing under the laws of Peru. Accordingly, investors may face difficulties in serving process on our company, our officers and directors or our significant shareholders in the United States of certain other jurisdictions, and in enforcing decisions granted by courts located in other jurisdictions against our company, our officers and directors or our significant shareholders that are based on securities laws of jurisdictions other than Peru.

In Peru, there are no proceedings to file class action suits or shareholder derivative actions with respect to issues arising between minority shareholders and an issuer, its controlling shareholders or directors and officers. Furthermore, the procedural requirements to file actions by shareholders differ from those of other jurisdictions, such as in the United States. As a result, it may be more difficult for our minority shareholders to enforce their rights against us, our directors, officers or significant shareholders as compared to the shareholders of a U.S. company. The deposit agreement provides that the depositary has no obligation to commence or become involved in any judicial proceedings and any other legal actions relating to the ADSs or the deposit agreement, either on behalf of the ADS holders or on behalf of any other person.

Judgments of Peruvian courts with respect to our common shares will be payable only in nuevos soles

If proceedings are brought in the courts of Peru seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than nuevos soles. Under Peruvian exchange control limitations, an obligation in Peru to pay amounts denominated in a currency other than nuevos soles may be satisfied in Peruvian currency only at the exchange rate, as determined by the Peruvian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Peruvian investors with full compensation for any claim arising out of or related to our obligations under the ADSs.

If securities or industry analysts publish unfavorable research about our business or if they cease to follow our business, the price and trading volume of the ADSs could decline

The trading market for the ADSs will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades the ADSs or publishes unfavorable research about our business, the price of the ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for the ADSs could decrease, which could cause the price and trading volume of the ADSs to decline.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Graña y Montero has been operating in Peru since 1933 and it is listed on the Lima Stock Exchange since 1997 and the New York Stock Exchange since 2013. Set forth below are key highlights in our company’s history:

•	Graña y Montero traces its origins to its predecessor company GRAMONVEL, founded 81 years ago by, and named after, engineers Alejandro Graña Garland, Carlos Montero Bernales and Carlos Graña Elizalde. We began primarily as a construction company.

•	We expanded our operations internationally in 1943 with our contract to build a Nestle factory in Venezuela.

•	In 1948, we began one of our largest projects since our founding-the construction of the city of Talara for the International Petroleum Company, which was completed in 1957.

•	In 1949, GRAMONVEL merged with Morris y Montero to form Graña y Montero Contratistas Generales S.A. (now GyM S.A., our construction subsidiary), expanding its service offerings and increasing its capacity to undertake large-scale infrastructure projects.

•	In 1968, José Graña Miró Quesada joined GyM S.A., and eventually became its chief executive officer in 1982, instilling our core corporate values of quality, professionalism, reliability and efficiency.

•	In 1983, we began a diversification strategy by developing complementary lines of business. In 1984, we founded GMP, our oil and gas subsidiary. In 1985, we partnered with Sonda S.A. (a Chilean IT services company) to form GMD, our IT services subsidiary. Beginning in 1987, we founded our real estate development business, currently Viva GyM.

•	In 1996, we reorganized our subsidiaries and founded Graña y Montero, which became the principal shareholder of all our subsidiaries. In 1997, we listed our company on the Lima Stock Exchange.

•	In 1998, the company built Larcomar, a landmark shopping center in Lima that has become a popular tourist destination, which we sold in 2010.

•	In 2003, 2006 and 2007, we were awarded the concessions for the construction, operation and maintenance of the Norvial, Canchaque and Survial toll roads, respectively.

•	In 2007, we also developed the first large-scale affordable housing project in Lima, consisting of 3,400 apartment units and located in the district of El Agustino.

•	In 2011, Graña y Montero acquired 75.0% of CAM, a leading company in the electricity sector based in Chile, and formerly part of the Latin American power generation and distribution company Enersis. In 2012 and 2013, Graña y Montero acquired 74%, 6.4%, respectively, of Vial y Vives, an engineering and construction company specializing in the Chilean mining sector.

•	In 2012, we began operating the Lima Metro.

•	In July 2013, we listed our company in the New York Stock Exchange.

•	In August 2013, we acquired 86.0% of DSD Construcciones y Montajes S.A. (“DSD Construcciones y Montajes”), a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sectors in Chile and Latin America.

Graña y Montero, S.A.A. was incorporated in 1996 and is a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. Our principal executive office is located at Avenida Paseo de la República 4667, Lima 34, Peru, and our main telephone number is +511-213-6565. Our website address is www.granaymontero.com.pe. Information contained on, or accessible through, our website is not incorporated in this annual report, and you should not consider any such information part of this annual report.

For information on our organizational structure, see “Item 4.C. Information on the Company—Organizational Structure.”

For information on our capital expenditures and divestitures, see “Item 5.B. Operating and Financial Review and Prospect—Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2012, and the largest publicly-traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2013, with strong complementary businesses in infrastructure, real estate and technical services.

With 80 years of operations, we have a long track record of successfully completing the engineering and construction of many of Peru’s landmark private- and public-sector infrastructure projects, such as the Lima International Airport and the Peru LNG gas liquefaction plant, and we believe we have earned a reputation for operational excellence in our markets. We have developed a highly-experienced management team, a talented pool of more than 3,800 engineers and a skilled work force that share our core corporate values of quality, professionalism, reliability and efficiency. As a company listed on the Lima Stock Exchange since 1997, we also abide by the highest corporate governance standards in Peru.

Beginning in the mid-1980s, we leveraged our engineering and construction expertise into complementary lines of business, such as the development, ownership, operation and maintenance of infrastructure assets (including the Lima Metro, Peru’s only urban railway system), real estate development, and the provision of technical services primarily to infrastructure-related assets. We believe our business mix creates significant opportunities across our lines of business, generates more stable revenues and earnings on a consolidated basis, and provides additional financial stability to our company.

As a result of our performance in Peru, we have been requested by clients to undertake the engineering and construction of large and complex projects outside our home market, such as the Pueblo Viejo gold mine for Barrick Gold in the Dominican Republic. Through the successful execution of those projects, we have developed operational experience in other Latin American countries. We have further expanded our activities in other key markets of the region through the acquisition of businesses with solid positions in those markets. In February 2011, we acquired a controlling interest in Compañía Americana de Multiservicios (CAM), which is headquartered in Chile and provides technical services to power utility companies in Chile, Peru, Colombia and Brazil. In October 2012, we acquired a controlling interest in Vial y Vives, an engineering and construction company specializing in the Chilean mining sector, thus consolidating our strong position in the Latin American mining E&C sector. We expect to continue to selectively undertake projects and pursue acquisitions and strategic alliances in Latin America to further expand our company outside Peru, with a particular focus on Chile and Colombia.

The tables below show the growth in our backlog, revenues and Adjusted EBITDA from 2010 to 2013.

(1)	Includes US$256.3 million, S/.558.2 million and S/.36.4 million of backlog, revenues and Adjusted EBITDA, respectively, from a business we acquired in 2011.
(2)	Includes US$686.4 million, S/.674.9 million and S/.61.3 million of backlog, revenues and Adjusted EBITDA, respectively, from businesses we acquired in 2011 and 2012.
(3)	Includes US$541.2 million, S/.785.8 million and S/.134.7 million of backlog, revenues and Adjusted EBITDA, respectively, from businesses we acquired in 2011, 2012 and 2013.

During 2013, we generated revenues of S/.5,967.3 million (US$ 2,134.2 million), Adjusted EBITDA of S/.1,030.6 million (US$368.6 million), and net profit of S/.412.6 million (US$147.6 million) including net profit attributable to controlling interest of S/.320.4 million (US$114.6 million). From 2010 through 2013, our revenues and Adjusted EBITDA grew at a compounded annual growth rate (CAGR) of 33.6% (27.5% excluding acquisitions) and of 21.6% (16.1% excluding acquisitions), respectively.

Our Strengths

We believe our company’s strengths provide us with significant competitive advantages. Our principal strengths include the following:

Leader in fast-growing markets

We are the largest engineering and construction company in Peru as measured by revenues during 2013, and the largest publicly-traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2013. Peru is undergoing a period of unparalleled development, with over 5.6% average annual real GDP growth between 2009 and 2013 and significant private and public investments in the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. We have completed some of the most complex and large-scale infrastructure projects in the country, and we believe we are an integral part of Peru’s ongoing transformation with projects that contribute to the overall economic development of the country. We believe our expertise, reputation, scale and operational capabilities in Peru position us to take advantage of the country’s favorable economic conditions and growth opportunities. We believe we are also a significant infrastructure concessionaire in Peru, the largest apartment building developer in Peru and a leading IT company in Peru.

We believe we are well-positioned to leverage our platform in the Peruvian market to continue to grow our business in other countries in Latin America, primarily Chile and Colombia. Throughout our history, we have undertaken complex E&C projects in the region and have recently completed acquisitions in Chile. Moreover, we believe we are one of the leading mining E&C companies in Latin America.

Long-standing track record and reputation for operational excellence

During our 80-year history, we have focused on the successful and on-time execution of complex projects, through our “deliver before deadline” and “lean construction” initiatives. Our extensive experience has allowed us to gain deep market knowledge and expertise, which help us better serve our clients and manage risks in our contractual arrangements. We believe we have a reputation for operational excellence, and were named among the top ten most admired companies in Peru by PwC in 2012. In addition, KPMG ranked us seventh out of 100 companies with the best reputations in Peru in 2012. We believe that our track record and the reputation we have earned in our markets are key factors in winning new and repeat business, as well as in partnering with strategic industry players and attracting top talent to our company.

Complementary lines of business which generate more stable cash flows and create additional business opportunities across our segments

We have expanded our company by developing complementary lines of business, many of which have become leaders in their respective markets. These lines of business create significant business opportunities across our segments, enabling us to capture a greater share of infrastructure spending, and also generate cost synergies. One example is Norvial, a toll-road concession operated within our Infrastructure segment. In addition to managing the concession, we used our E&C segment to design and construct the expansion of the highway and, once constructed, we are now using our Technical Services segment to operate and maintain the highway. In addition to increasing our levels of consolidated activity, many of these lines of business enable us to achieve more stable cash flows through medium and long-term client service contracts and concessions, which counter in part the cyclicality of the engineering and construction business.

High growth and profitability with strong financial position

Our operations have grown significantly over the last several years, with our consolidated revenues and Adjusted EBITDA growing at CAGR of 33.6% (27.5% excluding acquisitions) and 21.6% (16.1% excluding acquisitions) from 2010 to 2013, respectively. We have achieved this growth with low levels of indebtedness, relying mainly on cash flow from operations to fund our growth. As of December 31, 2013, our net debt to Adjusted EBITDA ratio was (0.2)x, with net debt of S/(163.6) million (US$(58.5) million). In 2013, we achieved an Adjusted EBITDA margin (i.e., Adjusted EBITDA as a percentage of revenues) of 17.3%.

Robust backlog and significant additional potential projects

We have a robust backlog which amounted to US$3,935.0 million as of December 31, 2013. We believe that our backlog, which as of December 31, 2013 represented approximately 1.9x our related 2013 revenues, provides visibility as to our potential for growth in the coming years, although backlog may not always be an accurate indicator of future revenues. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.” Moreover, we believe our backlog is strategically targeted to our key end-markets. Approximately, 85.9% of our backlog as of December 31, 2013 is comprised of contracts with the private sector, strategically targeted to our key end-markets, such as mining, infrastructure, power, energy and real estate. In addition to our backlog, we also have significant potential projects in our pipeline. We have already been awarded concessions for the Via Expresa Javier Prado project and the Chavimochic Irrigation project, for which we are currently in the contract negotiation stage. We are also in the process of obtaining the necessary licenses to begin construction of our large multi-use real estate development project at Cuartel San Martín. Furthermore, we continuously evaluate bidding on contracts arising from the significant ongoing private and public investments in Latin America.

Proven ability to create and grow businesses organically and through acquisitions

We have proven our ability to extend our engineering and construction capabilities into complementary lines of business in a diverse range of industries, some of which began as innovative start-ups in response to client needs. For example, in 1984, we created a new IT business division, which grew and evolved through the years to become the second largest IT company in Peru. Additionally, we also have successfully acquired and integrated new businesses. In February 2011, we acquired a controlling interest in CAM, our electricity services business headquartered in Santiago, Chile, and have integrated its operations and personnel into our company, while improving its operational performance. In October 2012, we acquired Vial y Vives, an engineering and construction company specializing in the Chilean mining sector which complements our leading E&C practice in the mining sector. More recently, in August 2013, we acquired a controlling interest in DSD Construcciones y Montajes, a Chilean engineering and construction company whose main focus is electromechanical works and assemblies in construction projects related to oil refineries, pulp and paper, power plants and mining plants.We believe that our proven ability to create new businesses, develop businesses organically and acquire and successfully integrate new businesses into our platform is a key competitive advantage as we continue to expand our operations in Latin America.

Highly experienced management, talented engineers and skilled workforce, with shared core corporate values

Our senior management team has an average tenure within our company of approximately 20 years. In March 2014, Euromoney recognized us as the best managed company in Latin America, the first time a Peruvian company has received this recognition. In addition to this award, we also were recognized as the best managed company in Peru, best managed company in the construction and cement sectors in Latin America, and the most transparent accounts in the region. We motivate our management through performance-based compensation, which align their interests with those of our shareholders. In addition, through our efforts to attract, train and retain our workforce, we have built a talented team of employees, including more than 3,800 engineers. We also have access to a network of approximately 62,000 manual laborers throughout Peru that can supplement our workforce when required by our construction pipeline. Thanks to our extensive and talented team, we have the capability and scale to undertake large and complex projects in Peru and elsewhere.

We have been listed on the Lima Stock Exchange since 1997. We abide by the highest corporate governance standards in Peru, and we are one of only 19 companies in Latin America, and one of only three in Peru, that form part of the Company’s Circle, which recognizes companies for their high corporate governance standards and is sponsored by the International Finance Corporation (IFC), the Organization for Economic Co-operation and Development (OECD) and the Global Corporate Governance Forum. In addition, we have developed a strong corporate culture based on principles of high-quality, professionalism, reliability and efficiency. We employ rigorous safety standards and procedures and emphasize environmental sustainability and social responsibility. In 2013, our engineering and construction subsidiary GyM had an accident incidence rate of 0.41, calculated over 89,660,836 hours worked. In 2012, GyM had an accident incidence rate of 0.29, calculated over 64,202,006 hours worked. In 2011, GyM had an accident incidence rate of 0.52, calculated over 52,979,699 hours worked, which was significantly lower than that of private construction companies in the United States for the year, which had an average of 3.90, as reported by the Bureau of Labor Statistics of the U.S. Department of Labor.

Our Strategies

Our vision is to be “the most reliable engineering services company in Latin America.” Our key strategies to achieve this vision include the following:

Be the contractor of choice for large-scale and complex projects in Peru and other key markets

We intend to enhance our position as a contractor of choice for large-scale and complex infrastructure projects in Peru and other key markets, by (i) utilizing the scale, expertise and market knowledge we have accumulated during our 80-year operating history to strengthen and expand our E&C segment; (ii) maintaining and further developing our long-standing client relationships based on our ongoing pursuit of operational excellence; (iii) continuing to strategically partner with global industry leaders, such as Bechtel and Fluor, with complementary capabilities for specific projects that we undertake; and (iv) leveraging our expertise in the mining sector with a view to becoming the premier mining services provider throughout Latin America.

Further expand our infrastructure-related businesses to increase activity across our business segments and generate more stable cash flows

We plan to continue to expand our infrastructure-related businesses to capitalize on private and public investments in Peru, including in toll roads, airports, ports, railroads, hospitals, water utility companies, and other power and oil and gas infrastructure assets. In addition to providing more recurring and predictable cash flows, our Infrastructure segment generates additional business opportunities for our E&C and Technical Services segments.

Maintain highly capitalized balance sheet

We seek to maintain a prudent and sustainable capital structure and a strong financial position to allow us to capitalize on additional business opportunities as they arise. We intend to remain financially disciplined by limiting substantially all our debt incurrence to identified projects with repayment sources.

Selectively pursue international opportunities, focusing on Chile and Colombia

We intend to leverage the capabilities and experience we have in Peru, particularly providing engineering and construction services to the mining, oil and gas and infrastructure end-markets, to continue evaluating and selectively pursuing opportunities in other markets. We expect to focus our efforts primarily on Chile and Colombia, which we believe offer attractive opportunities in these end-markets. We are currently in discussions in connection with potential opportunities in line with our strategy, although we cannot assure you that we will be able to take advantage of these opportunities. We intend to evaluate other international opportunities on a case-by-case basis.

Continue fostering our core corporate values throughout the organization

We will continue to instill our core corporate values throughout our organization, while also transmitting these values to surrounding communities. We will continue to attract and develop our human capital through various training, mentorship and reward programs in order to maintain our position as the best company in Peru to learn and work in the engineering and construction field. We also seek to promote social welfare by fostering relationships with the communities that surround our areas of operation. In 2012, the Inter-American Federation of the Construction Industry recognized us for our corporate strategy and promotion of citizenship with the Latin American Social Responsibility award. We strive to promote our corporate values to strengthen our organization and improve our performance as well as to have a positive impact on the markets where we operate.

Engineering and Construction

Our E&C segment has an 80-year track record and is the largest player in Peru as measured by revenues during 2013, according to our estimates based on Peru: The Top 10,000 Companies 2013, undertaking a broad range of activities relating to: engineering; civil construction; electromechanic construction; building construction; and contract mining. We provide E&C services for a diverse range of end-markets, focusing on the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. The following chart sets forth our 2013 revenues by end-market.

2013 E&C Revenues by End-Market

We mainly undertake private-sector projects, particularly projects with a high degree of complexity, which enable us to develop innovative and tailor-made solutions to our clients. We provide our clients with an integral service offering by leveraging our various areas of expertise and engaging in virtually all aspects of project execution, thereby capturing a larger share of investment projects.

In 1999, we began adopting the “lean construction” philosophy as a pillar in our design and construction projects. “Lean construction” aims to create value for customers by better understanding and considering clients’ needs to improve project design, functionality and cost optimization. “Lean construction” also provides techniques and tools that significantly reduce construction waste by improving planning reliability, process design, coordination and collaboration.

Although we primarily undertake engineering and construction projects in Peru, our clients often ask us to undertake the engineering and construction of large and complex projects in other countries such as Mexico, the Dominican Republic, Bolivia, Panama and Chile. As a result, we have developed extensive experience executing projects throughout Latin America. To further capitalize on our capabilities and expertise, we have decided to expand our activities into other key markets, such as Chile and Colombia, which are benefitting from high levels of investment and are aligned with our areas of strategic focus. In 2013, approximately US$162.8 million of our E&C revenues were derived from international projects outside of Peru.

The acquisition of Vial y Vives has solidified our presence in Chile. While we have been undertaking projects in Chile since 1995, such as the construction of the transmission line and crusher of the Caserones mine for SCM Minera Lumina Copiapo, we believe we will benefit from Vial y Vives’ established and long-lasting presence in the country.

Given the prevalence of mining operations in our principal markets—Peru and Chile together are estimated to have projected investment flows of approximately US$96 billion between 2013 and 2016, according to the Peruvian Ministry of Energy and Mines, Cochilco, and APOYO Consultoria—we have significant expertise with respect to specialized engineering and construction services for the mining sector. As a result, we believe we are one of the leading mining construction companies in Latin America and we leverage this expertise both within our principal markets as well as to selectively undertake complex projects across the region.

The table below sets forth selected financial information for our E&C business segment.

	As of and for the year ended December 31,
	2011	2012	2013	2013
	(in millions of S/., except as indicated)			(in millions of US$)
Revenues	2,784.2	3,524.6	4,075.1	1,457.5
Adjusted EBITDA	315.0	387.9	546.0	195.3
Adjusted EBITDA margin	11.3%	11.0%	13.4%
Net profit	166.4	188.5	256.9	91.8
Net profit attributable to controlling interest	153.1	165.1	211.9	75.8
Backlog (in millions of US$)(1)	1,839.6	2,925.4		3,044.0
Backlog/revenues ratio(1)	1.8x	2.1x		2.1x

(1)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

Principal Engineering and Construction Activities

The following chart sets forth our 2013 revenues by E&C activity.

2013 E&C Revenues by Activities

Engineering Services

Our engineering activities consist of a broad range of services relating to engineering, supervision, geometrics and environmental consultancy, including pre-investment studies, pre-feasibility studies, process design, project development, supervision of executive designs and construction management, including construction site reviews.

Civil Construction

Our civil construction activities focus on infrastructure projects, including earthworks, the construction of roads, highways, transportation facilities (e.g., mass transit systems such as the Lima Metro), dams, hydroelectric plants, water supply and sewage projects, excavation, structural concrete construction and tunneling. Our civil construction projects are generally large and complex, requiring the use of large construction equipment and sophisticated managerial and engineering techniques.

Electromechanic Construction

Our electromechanic construction activities include the construction and assembly of concentrator plants, pipelines, transmission lines, gas and oil networks, and substations, predominantly for energy projects and industrial plants.

Building Construction

Through our building construction activities, we respond to the demands of the Peruvian real estate market with a focus on the construction of hotels, affordable housing projects, residential buildings, office buildings, shopping centers, and industrial plants.

Contract Mining

Our contract mining activities consist of mine planning, development, construction works, operation (including earthworks, blasting, loading and hauling ore) and mine closure.

Major Projects

We have played an active role in the development of the infrastructure sector in Peru, as well as other countries in Latin America, including the construction of roads, hotels, hospitals, shopping centers, housing developments, concentrator plants, hydroelectric power plants, thermal power plants and transmission lines as well as water supply and sewage projects, irrigation projects and dam building, among others. Throughout our history, we have participated, on our own or through minority or majority interests in joint operations, in a diverse range of landmark projects, including the following:

•	in 1948, Talara city in northern Peru for the International Petroleum Company, consisting of 2,000 homes, schools, churches, a movie theater and airport;

•	in 1950, a 430 km stretch of the Panamericana Sur highway;

•	in 1952, the Rebagliati hospital, the largest public hospital in Peru;

•	in 1960, the Cañón del Pato hydroelectric power plant, the second largest hydroelectric plant in Peru in terms of installed capacity;

•	in 1961, the Jorge Chavez International Airport, Peru’s first international airport, located in Lima;

•	in 1969, the Cuajone mining project, the largest copper mine and smelter complex in the world at that time and, in 1997, the Ilo smelter and refinery for Southern Copper Corporation;

•	in 1974, the Sheraton Hotel in Lima, and, in 1995, the Sheraton Hotel in Santiago, Chile;

•	in 1988, the Chavimochic irrigation project, the most significant irrigation project in Peru;

•	in 1992, the Four Seasons Hotel in Mexico City, Mexico;

•	in 1995, the U.S. Embassy in Peru;

•	in 1998, the Mantaro-Socobaya 605 km transmission line, which connected the country’s electrical grids;

•	in 2000, the Marriot Hotel in Lima;

•	in 2002, began providing open pit mining services, which are ongoing, to Brocal;

•	in 2004, the Ralco hydroelectric power plant in Chile;

•	in 2004, the gas fractionation plant and, in 2008, its expansion for Consorcio Camisea, Camisea project, the largest energy project in Peru’s history;

•	in 2005, the San Cristobal concentrator plant in Bolivia;

•	in 2005, the Cerro Verde mine concentrator plant for Phelps Dodge;

•	in 2008, the Cerro Corona concentrator plant for GoldFields;

•	in 2008, the Parque Agustino real estate development project, the first major affordable housing project in Peru, which consists of 3,400 units;

•	in 2009, the Westin Lima Hotel, currently the tallest building in Peru;

•	in 2010, the Melchorita liquefaction plant for Peru LNG, Camisea project;

•	in 2010, the Bayóvar plant for Vale;

•	in 2010, the Gran Teatro Nacional, the most modern theater in Peru;

•	in 2011, Pueblo Viejo Mine concentrator plant for Barrick Gold Corp. in the Dominican Republic;

•	in 2011, the first stretch of Line One of the Lima Metro for the Peruvian Ministry of Transport and Communications;

•	in 2012, for project manager Bechtel, the Antapaccay copper concentrator developed by Xstrata Copper, the world’s fourth largest copper producer;

•	in 2013, expansion of the plant for Cementos Lima, the largest cement producer in Peru;

•	in 2013, the Huanza hydroelectric plant for Compañía de Minas Buenaventura; and

•	in 2013, the leaching pad La Quinua for the Yanacocha mine.

We currently have a diversified portfolio of ongoing projects, on our own or through majority or minority interests in joint operations, in a wide range of sectors in Peru and the other countries where we operate, including the following:

•	construction of a copper concentrator plant for the Las Bambas mining project, managed by Bechtel and developed by Xstrata Copper. Upon its scheduled completion in 2015, the project is expected to have a daily processing capacity of 140,000 tonnes;

•	construction of the Nueva Fuerabamba city, an integral real estate development project for the population surrounding the Las Bambas mining project. The city, which is scheduled to be substantially completed by the end of 2014, will be located 3,800 meters above sea level, and is expected to include over 400 housing units, public buildings and basic services;

•	construction of a natural gas distribution network for Contugas, providing access to natural gas for five districts south of Lima. Scheduled to be completed in the second quarter of 2014, this network is expected to be the first gas distribution development outside Peru’s capital;

•	engineering, procurement and construction of the 510 MW Cerro del Águila S.A hydroelectric plant for IC Power, which is expected to represent approximately 10% of Peru’s installed generation capacity. The project, which is scheduled to be completed in the first quarter of 2016 is expected to include the construction of a 75 meter high dam and a 6 km tunnel;

•	construction of a 99.9 MW expansion of the Machu Picchu hydroelectric plant for Egemsa, which is expected to be completed in the fourth quarter of 2014;

•	engineering, procurement and construction of La Chira, a waste water treatment plant for the city of Lima for which we also have the concession through a joint operation with Acciona Agua. This project, which is scheduled to be completed in the fourth quarter of 2014, is expected to include a 3.5 km submarine pipeline;

•	engineering, procurement and construction of a concentrator plant for the La Inmaculada silver and gold project, developed by Hochschild Mining. This project, which is scheduled to be completed in the first quarter of 2015, is expected to have a daily processing capacity of 3,500 tonnes;

•	construction of a concentrator plant for the Toromocho copper mine, developed by Chinalco Mining. The project, which is scheduled to be completed in the second quarter of 2014, is expected to have a daily processing capacity of 117,000 tonnes;

•	construction of a primary crusher for Mina Caserones, developed by Minera Lumina Copiapo, which is expected to have a daily production capacity of 144,230 tonnes. This project is being executed in Chile and is scheduled to be completed in the second quarter of 2014;

•	construction of access facilities and a tailings dam for the Mina Constancia project, which is scheduled to be completed in 2017 and is being developed by Hudbay Minerals Inc.;

•	construction and structural assembly of the concentrator area for the Caserones Mine, developed by Minera Lumina Copper, which is scheduled to be completed in second quarter of 2014;

•	design, engineering, procurement and construction of the new stock pile and 10,000 conveyor belts for the Escondida Mine, managed by Bechtel, which is scheduled to be completed in fourth quarter of 2014;

•	construction of a tailings dam for the Mina de Cobre Panamá project, developed by First Quantum Minerals. This project, which is scheduled to be completed in 2015, is the second largest foreign investment project in Panama’s history, after the Panama Canal;

•	design, procurement and construction of the infrastructure for the second stretch of Line One of the Lima Metro for which we also have the concession through a joint operation with GyM Ferrovías. This project, which is scheduled to be completed in the second quarter of 2014, is expected to include the construction of 12.1 kilometer of elevated railway, 10 stations and corresponding electrical facilities;

•	expansion of the process plant for the Cerro Verde mine, one of the biggest concentrator plants in Latin America. This project is scheduled to be completed in 2015;

•	construction of the Via Expresa Sur, which includes the construction of a 4.5 Kms extension of an urban road in the city of Lima, as well as the equipment required for the operation of the toll. The road is scheduled to be completed in 2016;

•	design and construction of the third phase of the hydraulic works (or irrigation) for Chavimochic project. This infrastructure project will incorporate 63,000 hectares for modern agriculture and will improve the irrigation of 47,000 hectares in northern Peru. This project is scheduled to be completed in 2018; and

•	construction and design of a luxury business complex consisting of offices and a shopping mall, with state-of-the-art technology which will make it a smart building. This project is scheduled to be completed in 2015.

Clients

We believe we have developed long-term relationships with many clients as a result of our performance over the years and are focused on the successful and on-time execution of complex projects, through our “deliver before deadline” and “lean construction” initiatives. Our extensive experience has earned us a reputation for operational excellence and allowed us to gain deep market knowledge and expertise, which help us better serve our clients. The principal clients of our E&C segment include renowned domestic and multinational mining, power, oil and gas, transportation and infrastructure development companies, such as Xstrata, Hochschild, Buenaventura, Luz del Sur, Kallpa, Transelec, Cementos Lima, Rio Alto, Chinalco Mining, Minera Lumina Copiapo, Hudbay Minerals, among others. We have a well-diversified client base as none of our engineering and construction clients accounted for 13% or more of our consolidated revenues in 2013.

Project Selection and Bidding

We win new engineering and construction contracts through public bidding processes or direct negotiation, from a variety of sources, including potential client requests, proposals from existing or former clients, opportunities sought by our commercial team and from requests by the Peruvian government. More than 80% of our 2013 revenues came from private-sector projects. The Peruvian government and its agencies typically award construction contracts through a public bidding process conducted in accordance with the Peruvian State Contracting Law (Ley de Contrataciones del Estado). In the private sector, in addition to obtaining new projects, another important source of revenue involves increases in the scope of work to be performed in connection with already existing projects. These arrangements are typically negotiated directly with the client, often during the course of the work we are already performing for that client.

We have a designated team that oversees the management of project proposals and a commercial team that reviews and evaluates potential projects in order to estimate costs. In considering whether to bid for a potential project, we principally consider the following factors: competition and the probability of being awarded the project; project size; the client; our experience undertaking similar projects; and the availability of resources, including human resources. As part of the project selection process, our commercial team performs a detailed cost analysis utilizing sophisticated software we developed to assist in determining whether the project is viable and cost-effective. If we choose to pursue a project, a budget leader is assigned to prepare the offer that is eventually presented to our potential client.

Despite the budgeting risks generally associated with engineering and construction contracts, our management believes that our experience generally allows us to estimate our project costs accurately. Our project management teams also periodically review project budgets for inconsistencies between budgeted and actual costs in order to recover for cost variations through contract renegotiation. Budgeting risks are also mitigated through advance payments. Considering that we receive advance payments for most of our E&C contracts, our E&C projects typically do not require significant working capital investment. Our E&C segment secures financing primarily to purchase machinery and equipment for our construction and contract mining services.

We are required, in the majority of our construction contracts, to provide a performance bond to guarantee project performance and completion, which remain in effect for the contract’s duration. We are also required to provide performance bonds to secure any advance payments provided to us by our clients. These bonds are periodically reduced during the project’s execution in accordance with project advancement. After the expiration of the contract term, we are typically required to provide an additional performance bond that remains valid for one year.

Contracts

We principally enter into four types of engineering and construction contracts:

•	Cost-plus fee contracts. The contract price is based upon actual costs incurred for time and materials plus a fee, which may be a percentage of the costs incurred or a pre-determined fee. Sometimes, cost-plus fee contracts include a target price, and a contractual arrangement that determines our responsibility in the event the total cost of the project exceeds the target price or the benefit we receive if the total contract price results in cost savings. Cost-plus fee contracts tend to involve the least budgeting risk for us.

•	Unit price contracts. The contract price is based upon a price per unit (i.e., variable quantities of work priced at defined unit rates). Each line item of the project budget, such as cubic meter of earth excavated or cubic meter of concrete poured, has a defined price, but the quantities of the units may vary. Our bid price reflects our estimate of the costs that we expect to incur for each work unit. These contracts typically include an “escalation” clause which is essentially an adjustment mechanism to account for Peruvian inflation.

•	Lump-sum contracts. The contract price is fixed. Our bid is meant to cover all costs and include a profit. The principal risk in these types of contracts are errors in calculating our costs, including those of raw materials; miscalculation of the number of units or workers needed to complete the project; unanticipated technical complexities; or other unexpected events or circumstances that may increase our costs.

•	Engineering, procurement and construction (EPC) contracts. EPC contracts, known as “single source” or “turn-key” contracts, are also lump-sum contracts. Pursuant to EPC contracts, we provide a broad range of basic and detailed engineering services, including preparation of the technical project specifications, detailed drawings and construction specifications; technical studies; and identification of lists of materials and equipment necessary for the project. These contracts, which we utilize predominantly for our mining contracts, require a high-level of expertise and generally involve the most budgetary risks for us.

For further information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations.”

Raw Materials

The principal inputs we use in our E&C segment are, among others, fuel, cement and steel. These and the other products we require in our E&C segment may be subject to the availability of raw materials, such as oil and iron, and commodity pricing fluctuations, which we monitor on a regular basis. We typically aim to enter into master supply agreements for a period of six months to one year. Although we obtain the majority of our inputs needs in Peru, we believe we have access to numerous global supply sources. The availability of these inputs, however, may vary significantly from year to year due to various factors including client demand, producer capacity, market conditions, transport costs and specific material shortages, and we may incur additional costs in obtaining them.

We purchase and lease the equipment we require for our E&C segment business from several local and international suppliers, currently with no significant concentration with any particular suppliers. While we do not have difficulty obtaining the equipment we need, we may face difficulties finding skilled personnel who are able to operate certain equipment and machinery.

Competition

We generally compete with some of the largest contractors in Peru and the other countries where we operate. Because the E&C sector is highly competitive, the markets served by our business generally require substantial resources and highly-skilled and experienced technical personnel. The principal competitors of our E&C segment include Besalco S.A., Odebrecht S.A., Andrade Gutierrez S.A., Obrascón Huarte Lain S.A., JJC Contratistas Generales S.A., Cosapi S.A., Techint SAC, SSK Montajes e Instalaciones S.A.C., Skanska del Perú S.A., Mota-Engil Peru S.A., Grupo San Jose, Salfacorp S.A., Constructores Interamericanos S.A.C. (COINSA), and San Martín Contratistas Generales. For certain projects, due to the size of the project, expertise required and other factors, we may choose to partner with our competitors, including the aforementioned companies.

Competition for our E&C segment is driven by performance, skill and project execution capabilities for completing complex projects in a safe, timely and cost-efficient manner, as well as price.

Infrastructure

We are an important toll road concessionaire in Peru, operating three toll roads. Moreover, we are the concessionaire for the Lima Metro, the largest mass-transit rail system in Peru, and a waste water treatment plant. Additionally, we operate multiple fuel storage facilities, two producing oil fields under long-term government contracts and a gas processing plant.

The table below sets forth selected financial information for our Infrastructure business segment.

	As of and for the year ended December 31,
	2011	2012	2013	2013
	(in millions of S/., except as indicated)			(in millions of US$)
Revenues	404.2	524.5	681.0	243.6
Adjusted EBITDA	176.1	207.5	244.3	87.4
Adjusted EBITDA margin	43.6%	39.6%	35.9%
Net profit	81.8	84.0	74.5	26.6
Net profit attributable to controlling interest	68.2	66.7	59.9	21.4
Backlog (in millions of US$)(1)	195.9	413.4		320.2
Backlog/revenues ratio(1)	14.5x	7.0x		3.4x

(1)	For more information on our backlog, see “—Backlog.” Does not include our Norvial toll road concession or our Energy line of business. Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. Includes revenues only for businesses included in backlog. Our ratio of backlog to revenues for our Infrastructure segment is not representative of what we would expect the ratio to be in future periods because in 2011 we did not have revenues for La Chira waste water treatment plant and the Lima Metro and in 2012 and 2013 we only had pre-operation revenues for La Chira waste water treatment plant and revenues for the Lima Metro based on a limited number of trains (five in 2012 and until July 2013 and 14 from July to December 2013).

Our strategy is to pursue concessions with the potential to generate business opportunities across our organization. Once we obtain a concession, our goal is to be involved virtually in all aspects of project execution through the participation of our different business segments, from the design and construction to the operation and maintenance of the infrastructure asset.

Through our Infrastructure segment we participate in a number of joint operations with the objective of bidding for government concessions or other long-term contracts. When bidding, we occasionally look for partners to reduce our risks and achieve the level of expertise needed to meet the demands of each particular project.

The following table shows selected information about our current concessions and long-term contracts.

Project	Year Granted	Initiated Operations	Expiration	Characteristics	% Owned by Us	Status
Toll Roads:
Norvial	2003	2003	2028	183 km	67.0%	Operating
Survial	2007	2008	2032	750 km	99.9%	Operating
Canchaque	2006	2010	2025	78 km	99.9%	Operating
Mass Transit:
Lima Metro	2011	2012	2041	33.6 km(1)	75.0%	Operating
Water Treatment:
La Chira	2012	2015 (expected)	2037	Avg. treatment capacity of 6.3 m3/sec (expected)	50.0%	Under construction
Energy(2):
Oil Production Block I	1995	1995	2021	Avg. daily production of 1,460 bbl (2013)	100%	Operating
Block V	1993	1993	2023	Avg. daily production of 132 bbl (2013)	100%	Operating
Gas Processing(3)	2006	2006	N/A	Avg. daily processing capacity of 84 MMcf	100%	Operating
Fuel Terminals	1998	1998	2014	Aggregate storage capacity of 2.6 MMbbl	50.0%	Operating

(1)	Currently only 14 trains (including two backup trains) are operating on a first stretch of 21.5 km (13 mile); full operation with 24 trains is expected by the third quarter of 2014 on the full 33.6 km (20 mile) Line One.

(2)	Percentages owned in Energy reflect GMP’s ownership. We own 95% of GMP.
(3)	We own a gas processing plant and have a long-term delivery and gas processing contract with EEPSA.

Additionally, in 2012 we were awarded, and in 2013 we signed the contract, for a 40 year concession for Vía Expresa Sur. See “—Principal Infrastructure Lines of Business—Toll Roads—Additional Toll Road Projects.”

On November 11, 2013, we entered into a memorandum of understanding with Canada Pension Plan Investment Board (“CPPIB”), to create an alliance regarding a partnership to invest in infrastructure projects in Latin America, mainly Peru, Chile and Colombia. This alliance is non-exclusive and investments will be determined on a case-by-case basis. As part of this alliance, we undertook the purchase and sale of equity interests in Transportadora de Gas del Perú S.A. (“TGP”), see “Item 5.A Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions.” In addition, we reached an agreement with CPPIB for the purchase of a 51% equity interest in Compañía Operadora de Gas del Amazonas (“COGA”), the operator of TGP, for a total amount of US$25.5 million. CPPIB will also sell 30% of COGA to Enagás, and will retain the remaining 19%. This purchase is subject to certain conditions and we cannot assure you that we will be able to consummate the transaction.

Principal Infrastructure Lines of Business

Toll Roads

Peru’s economic development is underpinned by a strong government commitment to infrastructure investment, with a particular focus on improving the country’s road system through the award of new concessions to the private sector. As of January 2013, the total transportation project pipeline in Peru was US$22 billion, according to APOYO Consultoría. We believe this investment offers significant opportunities to our Infrastructure segment.

Our Infrastructure segment currently has three toll road concessions through our subsidiaries Norvial, Survial and Canchaque. All three toll roads are currently in operation and we have the authorizations, permits and licenses necessary to fulfill our obligations under each concession, including releases of rights of way. All of our toll road concessions have utilized the construction services of our E&C segment and the roads are currently operated and maintained by our Technical Services segment. The table below sets forth selected financial information relating to our toll roads.

	Year ended December 31,
	2011	2012	2013	2013
	(in millions of S/.)			(in millions of US$)
Revenues	115.2	123.3	193.4	69.2
Adjusted EBITDA	54.5	71.5	69.9	25.0
Adjusted EBITDA margin	47.3%	58.0%	36.1%	36.1%

The pie charts below set forth the breakdown of our revenues and Adjusted EBITDA from our toll road concessions for 2013.

Norvial

Under our Norvial concession, we operate and maintain part of the only major highway that connects Lima to the northwest of Peru. This 183-km road, known as Red Vial 5, runs from the cities of Ancón to Pativilca and has three toll stations. The concession was awarded to Norvial in 2003 for a 25-year term. We own 67% of Norvial; and our partner in this concession is JJC Contratistas Generales. The following map shows the location of the Red Vial 5 road in Peru.

Norvial’s revenue derives from the collection of tolls. For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that takes into account the nuevo sol/U.S. dollar exchange rate and Peruvian and U.S. inflation. We are required to transfer 5.5% of our monthly toll revenue to the Peruvian Ministry of Transport and Communications and pay a 1% regulatory fee to the Peruvian Supervisory Agency for Investment in Public Transportation Infrastructure.

Our obligations under the concession include expanding the already existing road by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage is expected to begin in the second quarter of 2014. We estimate that our capital investment for the second stage will be approximately US$105 million. When the construction of the second stage begins, we will also be required to pay a one-time estimated fee of approximately US$1.8 million to the Peruvian Supervisory Agency for Investment in Public Transportation Infrastructure.

Unlike other toll roads in Peru, Norvial charges toll fees in both directions. Our road is highly transited both by heavy vehicles, primarily for the purpose of transporting goods, and also by passenger vehicles, which typically use the road to access tourist destinations. The following table sets forth average daily traffic volume and average toll fees charged for vehicle equivalents in respect to the Norvial toll road concession for 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013
Average daily traffic by vehicle equivalents(1)	16,290	17,847	19,002
Average toll fee charged for vehicle equivalents (in S/.)	13.23	13.15	13.30

(1)	Each automobile is counted as one equivalent vehicle and commercial vehicles (such as trucks or buses) represent the number of equivalent vehicles equal to the ratio between the toll rate applicable to commercial vehicles and that which is applicable to one automobile.

The table below sets forth selected financial information relating to Norvial.

	Year ended December 31,
	2011	2012	2013	2013
	(in millions of S/.)			(in millions of US$)
Revenues	78.7	85.7	92.3	33.0
Adjusted EBITDA	60.1	66.7	59.6	21.3
Adjusted EBITDA margin	76.4%	77.9%	65%
Net profit	26.4	27.2	30.2	10.8

Survial

Under our Survial concession, we operate and maintain a 750 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road that runs up to the Peruvian-Brazilian border. The road has five toll stations and three weigh stations. The concession was awarded to Survial in 2007 for a 25-year term. We own 99.9% of Survial. The following map shows the location of the road in Peru.

Our obligations under the concession include the construction of the road, which was completed in 2010.

Our revenue from this concession consists of an annual fee paid to Survial by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of maintenance required due to road damages. In 2011, 2012 and 2013, the fee amounted to US$9.1 million, US$37.5 million and US$20.7 million, respectively. Our revenue in this concession does not depend on traffic volume. Additionally, we had a one-time income in 2013 for catastrophic events relating to heavy rains that impacted the highway in prior years, which amounted to US$15.8 million.

Canchaque

Under our Canchaque concession, we operate and maintain a 78 km road from the towns of Buenos Aires to Canchaque, in Peru. The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15- year term. We own 99.9% of Canchaque. Our obligations under the concession include the construction of the road, which was completed in 2009. Our revenue from this concession consists of an annual fee paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of road maintenance required due to road wear and tear. In 2011, 2012 and 2013, the fee amounted to US$1.5 million, US$1.7 million and US$1.8 million, respectively. Our revenue in this concession does not depend on traffic volume.

Additional Toll Road Projects

We continuously evaluate infrastructure projects and strategically present public-private partnership proposals and participate in bidding processes for road concessions. In 2012 we were awarded, and in 2013 we signed the contract for, a 40-year concession for a 4.6 km extension of Via Expresa Sur, one of the main roads in Lima, which crosses the city from north to south. The road will connect downtown Lima to Panamericana Sur, a highway that runs from Ecuador to Chile. Our estimate of the total investment under the concession, as submitted in our bid, is of approximately US$200 million. Such investment will be made during the construction phase, which is expected to take up to five years. Our revenue will derive from the collection of a toll fee upon completion of the construction. The concession is expected to guarantee a minimum annual revenue of US$18 million during the first two years of the concession term and US$19.6 million for the third year and for an additional period, the term of which is being negotiated. If in a particular year, our annual revenue is lower than the minimum guaranteed, we expect the government to compensate us for the difference, up to an amount not to exceed US$10 million. Completion of the project is subject to expropriation of the land necessary for the construction of the road. Releases of right of way are still pending.

A joint operation in which we have a 50% interest has been awarded, and is in the process of negotiating the terms for, a 37-year concession for Via Expresa Javier Prado, a 20 km toll road that crosses Lima from east to west, traversing through eight districts. A project contract was approved by the City of Lima´s Council in November 2013, and we expect the contract to be signed by both the Minister of Economy and the Government´s General Comptroller during the first half of 2014, although we cannot assure you that they will approve the contract under the current terms or at all.

According to estimates from the Municipality of Lima, the total investment in the concession is expected to amount to approximately US$790 million. Such investment will be made during the construction phase which is expected to take between five to seven years. Our revenue will derive from the collection of a toll fee upon completion of the construction. This concession was awarded to the joint operation at the end of the 1990s and negotiations were discontinued but were resumed in 2012

We cannot assure you if or when the concession contract will be agreed or whether the contractual terms will be favorable to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Infrastructure Business.”

Mass Transit

In 2011, we were awarded a 30-year concession for the operation of Line One of the Lima Metro, Peru’s only urban railway system. The concession was awarded to our subsidiary GyM Ferrovías, in which we hold a 75% ownership interest, with the other 25% being held by Ferrovías S.A.C. Our obligations under the contract include: (i) the operation and maintenance of the five existing trains provided by the government; (ii) the acquisition of 19 new trains on behalf of the Peruvian government, which will be the legal owner of such trains; (iii) the operation and maintenance of the 19 new trains (24 trains in the aggregate); and (iv) the design and construction of the railway maintenance and repair yard, which was built by our E&C segment. We currently have 14 trains (including two backup trains) authorized to operate. We have ordered and received ten additional trains and we expect to operate these additional trains once the construction of the second stretch of Line One has been completed, which is currently planned for the third quarter of 2014.

The operation and maintenance of the trains is carried out by our Technical Services segment, which is currently operating the first stretch of Line One and will start operating the full Line One once the construction of the second stretch is completed. A joint operation in which our E&C segment participates was awarded the construction of the second stretch of Line One. The map below shows the route of Line One.

As of December 31, 2013, GyM Ferrovías had spent a total of S/.549.8 million (US$196.6 million) in capital expenditures in connection with the Lima Metro.

Our revenue from this concession consists of a quarterly fee that we receive from the Ministry of Transport and Communications based on the kilometers travelled per train and adjusted for inflation, with the fee per kilometer, the number of trains required to be in operation and the number of kilometers that we are required to travel established by the terms of the concession. Our revenues do not depend on passenger traffic volume. According to the government, completion of the second stretch should take place by July 2014. This, together with the operation of the new trains, will increase our revenue since we will operate more trains which will travel more kilometers, as established in the concession contract.

We currently operate 14 trains (including two backup trains) on the first stretch which enable us to travel 1,626,905 km per year based on required schedule and frequency. We expect to be in full operation by the third quarter of 2014 with 24 trains, that are expected to travel 2,603,453 km per year in the full Line One, based on required schedule and frequency. The following tables show (i) the length of Line One, the average frequency of the trains and the fee per kilometer travelled; and (ii) the increase in scheduled kilometers in relation to the number of trains in operation.

	Lima Metro-Line One		Operating Trains	Contracted Km per Year(1)
	Stretch One	Full Line One (expected)	5	812,539

			6	1,000,879
Kilometers	21.5	33.6	7	1,275,326
Required average frequency	15 minutes	7 minutes	8	1,386,691
Fee per kilometer travelled (S./)	73.97	71.97	9	1,508,494
			10	1,567,673
			11	1,598,633
			12	1,626,905
			13	1,655,178
			14	1,670,873
			24(2)	2,603,453

(1)	Based on required schedule and frequency
(2)	Full Line One (i.e., stretches one and two) in operation

Pursuant to the concession, we must comply with certain requirements in the operation of the trains. According to the concession, at least 95% of our trains must be running and available for use and not less than 85% of our trains that are available for use must arrive to destination on scheduled time. The table below shows our monthly average results during 2013.

Water Treatment

In 2012, we were awarded a 25-year concession for the construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed at addressing Lima’s environmental problems caused by sewage discharged directly into the sea. We hold a 50% share in this project and our partner Acciona Agua holds the remaining 50%.

We estimate that La Chira’s total investment in the concession will amount to approximately US$83.1 million. Once the project is completed, La Chira will be entitled to collect (i) an annual payment for the investment made in the construction of the project for an amount of S/.24.2 million (approximately US$9.3 million), and (ii) and annual payment for the operation and maintenance of the project for an amount of S/.6.8 million. These fees will be paid by Sedapal S.A., the public utility company responsible for the supervision of the water service in Lima, for a period of 25 years. We funded our construction costs related to La Chira through the sale of government certificates to financial institutions, and, as a result, will not receive future cash flows from item (i). See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Infrastructure.” A joint operation in which our E&C segment participates is undertaking the construction of the waste water treatment plant.

Energy

We currently operate three energy businesses within our Infrastructure segment. We have two long-term hydrocarbon extraction service contracts with Perupetro, the Peruvian entity responsible for the administration and supervision of all exploration and production contracts in Peru, under which we operate two onshore oil producing fields in northern Peru. Aggregate average production of these fields in 2013 was of approximately 1,592 bbl per day. We also own and operate a gas processing plant which processes and fractions natural gas from its liquids in northern Peru and delivers dry gas to a gas-fired power generation company under a long-term processing and fractionation agreement. In addition, we are a 50% partner in Consorcio Terminales which has a contract with Petroperú, the other state owned oil and gas company, to operate nine fuel storage terminals.

The table below sets forth selected financial information relating to our Energy line of business.

	Year ended December 31,
	2011	2012	2013	2013
	(in millions of S/.)			(in millions of US$)
Revenues	289.0	287.0	321.1	114.8
Adjusted EBITDA	136.8	136.4	132.8	47.5
Adjusted EBITDA margin	47.3%	47.5%	41.4%
Net profit	69.1	63.4	45.0	16.1

The pie charts below set forth the breakdown of our revenues and Adjusted EBITDA from our Energy line of business for 2013.

Revenues	ADJUSTED EBITDA

Oil and Gas Production

We operate and extract oil from two fields (Block I and Block V) located in the province of Talara in northern Peru. Both fields are operated under long-term service contracts in which we provide hydrocarbon extraction services to Perupetro. Hydrocarbons extracted from each field belong to Perupetro, which in turn pays us a variable fee per barrel of lifted hydrocarbons, which fee is based on a basket of international crude prices and the level of production. The fee is paid on a monthly basis. Our activities are focused on proved reserves development and production and are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I and over 50 years in the case of Block V. We believe our activities in these fields bear limited exploration risk.

The following table shows selected information about our fields.

Property	Basin	GMP’s Ownership	Expiration	Developed Acres	Undeveloped Acres
Block I	Talara	100%	2021	25,154	4,808
Block V	Talara	100%	2023	6,320	2,496

Block I:

We operate and extract oil and natural gas from Block I under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in December 2021. Average daily production during 2013 was 1,460 barrels of crude oil. We operate 195 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in fiscalization point close to the Talara refinery. The field is located in the province of Talara, department of Piura, in northern Peru, approximately five miles from the Talara refinery, the second largest refinery in the country. Block I is the oldest oil producing field in Peru and has been producing oil since around 1890.

Block V:

We operate and extract oil and natural gas from Block V under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in October 2023. Average daily production during 2013 in this field was 132 barrels of crude oil. We operate 48 wells in this field using various oil extraction systems. The Block V field is located in the province of Los Organos, department of Piura, Peru, close to the border with Ecuador. Block V has been producing oil since the 1950s.

The map below shows the geographic location of our oil producing blocks in northern Peru.

Under our hydrocarbon extraction service contracts, we are entitled to a variable fee, which is based on the level of production of each field and a basket of international crude prices, which include Fortis Blend, Suez Blend and Oman crudes. During 2011, 2012 and 2013, we received an average fee of US$84.00, US$86.13 and US$84.99 per barrel of extracted oil, which was equivalent to approximately 75.5%, 77.1% and 78.2%, respectively, of average Brent crude prices in the same years. According to our hydrocarbons development contracts, we are required to deliver all the oil and gas we produce, regardless of its quantity, to Perupetro. Therefore, we are not committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts.

We produce natural gas as a byproduct of the production of crude oil. In Block I, we provide natural gas to Perupetro, which in turn sells it to EEPSA, and pays us a fee which varies depending on market conditions. In Block V, we reinject that natural gas produced into the wells. Our revenues for the sale of natural gas are not material relative to our oil production revenues.

Estimated Proved Reserves:

The following table sets forth estimated proved crude oil and natural gas reserves in Blocks I and V as of December 31, 2013. We have only included estimates of proved and have not included any estimates of probable and possible reserves.

Block I:	Crude Oil (Mbbl)	Natural Gas (MMcf)	Crude Oil Equivalents (MBoe)
Proved developed producing	2,120.0	8,072.0	3,554.8
Proved developed non-producing	293.0	1,115.0	491.2
Proved undeveloped	1,142.0	5,018.0	2,033.9

Total proved reserves	3,555.0	14,205.0	6,079.9
Block V:
Proved developed producing	394.0	—	394.0
Proved developed non-producing	73.0	—	73.0
Proved undeveloped	244.0	—	244.0

Total proved reserves	711.0	—	711.0
Total:
Proved developed producing	2,514.0	8,072.0	3948.8
Proved developed non-producing	366.0	1,115.0	564.2
Proved undeveloped	1,386.0	5,018.0	2,277.9

Total proved reserves	4,266.0	14,205.0	6,790.9

Proved reserves are those quantities of oil and natural gas which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. To achieve reasonable certainty, we employed methodologies that have been demonstrated to yield results with consistency and repeatability. The methodologies and economic data used in the estimation of the proved reserves in the fields include, but are not limited to, well logs, geologic maps and available down hole and production data, seismic data, and well test data.

Reserve amounts were determined based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent crude price for each month in the period January through December 2013, which, pursuant to our contractual agreements, resulted in oil and gas prices of US$84.99 per barrel and US$2.12 per Mcf, respectively, that for the purpose of reserve amount estimation were assumed to remain constant throughout the remaining terms of our service contracts.

Proved undeveloped reserves in the fields as of December 31, 2013 were 2,277.9 Mboe, consisting of 1,386.0 Mbbl of crude oil and 5,018.0 MMcf of natural gas. We estimate that during 2013 approximately 717.8 Mboe (429.1Mbbl of crude oil and 1,624.4 MMcf, or 288.7 Mboe, of natural gas) of proved undeveloped reserves were converted into proved developed reserves. We estimate that during 2013, proved undeveloped reserves declined by 23.71%, or 707.8 Mboe, consisting of a decline of 844.5 Mboe (4,807.2 MMcf) of natural gas and an increase of 136.7 Mbbl of crude oil. Capital expenditures, for both drilling activities and workovers, made during 2013 to convert undeveloped reserves to prove developed reserves amounted to approximately US$18.2 million.

The principal changes in proved undeveloped reserves during 2013 were:

•	Crude oil reserves: proved undeveloped crude oil reserves increased 136.7 Mbbl during 2013, due to new drilling locations, mainly in Block I, as a result of geological and engineering studies conducted throughout the year; and

•	Natural gas reserves: proved undeveloped natural gas reserves decreased 844.5 Mboe (4,807.2 MMcf) during 2013 as a result of reviews of production behavior of wells (lower natural gas/crude oil relationship).

For changes in proved developed and undeveloped reserves from December 31, 2010 to December 31, 2013, see supplementary data (unaudited) annexed to our audited annual consolidated financial statements included in this annual report.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process:

The reserves estimates shown in this annual report have been prepared internally by our engineers in accordance with the definitions and guidelines of the SEC. Our reservoir engineers and geoscience professionals have worked to ensure the integrity, accuracy and timeliness of the data, methods and assumptions used in the preparation of the reserves estimates. Mr. Victor Salirrosas is our Reservoir Engineer and head of our staff of reservoir engineers and geoscience professionals. The reserves estimate report was submitted to our Committee of Reserves Development, which is formed by Mr. Iván Miranda Zuzunaga (Exploration and Production Manager), Mr. Jose Pisconte Lomas (Chief of Geology) and independent consultants (including Mr. Humberto Barbis Valderrama, GMP’s former Exploration and Production Manager until December 2013). The Committee of Reserves Development reviews the report and relays it for approval to the board of directors of GMP together with its recommendations with respect to the estimation and categorization of reserves. Mr. Salirrosas holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 39 years of experience, most of it as a reservoir engineer at Perupetro and GMP. Mr. Salirrosas is also a professor of reservoir engineering and enhanced oil recovery in the Petroleum Engineering School of Universidad Nacional de Ingeniería in Lima, Peru. In addition, Mr. Miranda Zuzunaga, our Exploration and Production Manager, holds a degree in Petroleum Engineering from Universidad Nacional de Ingeniería in Lima and a Petroleum Engineering Master’s degree from Texas A&M University of Texas, and has 30 years of experience in the oil industry. Mr. Pisconte Lomas, Chief of Geology, holds a Geologist Engineering degree and a Regional Geology master’s degree from Universidad Nacional Mayor de San Marcos and has 23 years of experience in the oil industry. Furthermore, the board of directors of GMP has in the past contracted two independent extraction consultants who are highly experienced in the oil and gas industry and who review the methodology used for the estimation of reserves.

Production, Revenues, Prices and Costs:

The following table sets forth information regarding our production, revenues, prices and production costs for 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013
Production volumes(1):
Crude oil (Mbbl)
BlockI	381.9	458.2	532.9
Block V	56.2	54.8	48.2

Total (crude oil Mbbl)	438.0	513.0	581.1
Natural gas (MMcf)
BlockI	1,843.8	2,012.6	2,446.5
Block V	146.0	151.8	132.0

Total (natural gas MMcf)	1,989.8	2,164.4	2,578.5
Crude oil equivalents (Mboe)	353.7	384.7	458.3

Total Company	791.7	897.7	1,039.4
Average sales prices(2):
Crude oil (US$/bbl)	83.9	86.1	85.0
Natural Gas (US$/Mcf)	1.4	1.4	2.12
Crude oil equivalents (US$/boe)	55.5	59.4	57.0
Costs and expenses(2):
Production expenses (US$/boe)	7.9	7.8	6.7
General and administrative expenses (US$/boe)	4.7	5.2	3.4
Depreciation, depletion, amortization and accretion expenses (US$/boe)	8.4	13.9	13.3

(1)	Hydrocarbons extracted from our fields belong to Perupetro, which in turns pays us a per barrel fee for lifted hydrocarbons.
(2)	Crude oil sales volume differs from total production volume due to operational circumstances such as the inventory of product stored in our field batteries at the end of each monthly measurement. “Average sales prices” refers to the fees received in consideration for our extraction services, which do not equal the sales prices of crude oil. Average sales prices have been calculated using a basket price formula according to the service contracts of each block. Such formulation is at a discount to global oil prices and we do not otherwise pay royalties on the oil and gas extracted. Per unit costs have been calculated using sales volumes.

Acreage, Productive and Development Wells, Drilling:

The following table sets forth certain information regarding the total developed and undeveloped acreage as of December 31, 2013.

Formation	Developed Acreage	Undeveloped Acreage
Block I
Pariñas	2,271	70
Mogollón	2,580	350
Basal Salina	1,850	105
Mesa	1,472	1,700

Total Block I	8,173	2,225
Block V
Verdún	530	650
Ostrea	165	120
Mogollón	1,350	120

Total Block V	2,045	890

Total	10,218	3,115

As of December 31, 2013, we had a total of 242 producing wells. Our wells are oil wells, many of which also produce natural gas. We do not have interests in wells that only produce natural gas.

The following table shows the number of development and exploratory wells drilled during 2011, 2012 and 2013 in both Block I and Block V.

	Year ended December 31,
	2011	2012	2013
Development Wells
Productive	12	12	16
Dry	—	—	—

Total	12	12	16
Exploratory Wells
Productive	1	—	16
Dry	—	—	—

Total	1	—	—

During 2011, 2012 and 2013 we invested US$14.2 million, US$18.7 million and US$17.8 million, respectively, in drilling activities. Fifteen of the sixteen development wells drilled during 2013 were located in Block I with a depth average of approximately 6,756 feet. All of them are productive wells and they partially explain our production volume increase registered during 2013 compared to 2012.

The company is drilling an average of 1.33 wells per month in its quest to accelerate the recovery of proved reserves. Most of the drilling is done in Block I where environmental permits allow us to drill up to 121 new wells. From time to time, based on geological analysis, we try to obtain more oil by increasing the depth of our productive formations. In this way, we minimize exploratory risks.

Under the terms of our service contracts, at the time the contract terminates, we are required to close non-producing wells that we have drilled. As of December 31, 2013, we estimated that we will be required to close 69 wells in Block I in December 2021 and 14 wells in Block V in October 2023, out of approximately 314 wells currently not in production. We have created a provision in our financial statements for the costs relating to those well closings. See note 25 to our audited annual consolidated financial statements included in this annual report.

Gas Processing Plant

We own a gas processing plant located 7 km north of the city of Talara in Piura, Peru. We currently have under a long-term delivery and gas processing and fractioning contract with EEPSA, according to which EEPSA delivers wet natural gas that it purchases from onshore and offshore gas operators in the area. We then process and fraction the gas into two products: (i) dry natural gas, which can be used as fuel in EEPSA’s gas-fired turbine; and

(ii) natural gas liquids, which are sold in the Peruvian market. Under the terms of the agreement, we are responsible for all operating costs of the gas processing plant but are also entitled to keep revenues from the sale of the natural gas liquids to third parties after payment of a variable royalty, based on the volume of gas processed, to EEPSA. Our current gas processing and fractionation contract with EEPSA expires in 2023.

Our gas processing plant has the capacity to process up to 44 MMcf per day. We processed 31.4 MMcf per day during 2011, 26.3 MMcf per day during 2012 and 18.1 MMcf per day during 2013. Volumes processed by our gas processing plant ultimately depend upon gas volumes demanded by EEPSA for its gas-fired turbines. These volumes vary per month and depend upon the power dispatch curve of EEPSA among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by EEPSA are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher. During the first quarter of 2013, a technical team (comprised of GMP’s maintenance engineers as well as hired contractors) carried out a programmed major maintenance works on the plant, which lasted about 25 days, during which the plant was not in operation.

Fuel Storage Terminals

We are a 50% partner in Consorcio Terminales and have a contract with Petroperú to operate the largest fuel storage terminal business in Peru. Our 50% partner is a Peruvian affiliate of Oiltanking GmbH, one of the world’s largest operators of independent terminals for bulk liquid storage. Our open-access terminals are equipped with modern technologies and offer our customers dependable and critical handling and storage services for refined petroleum liquid products, maintaining high quality, safety and environmental standards. We have seven terminals strategically located along Peru’s Pacific coast. We also have two inland facilities. We provide storage, handling and loading and uploading services for a broad range of refined petroleum liquid products, including gasoline, aircraft fuel, diesel and heavy fuel oil. We deliver the liquids into two types of transportation systems, railroad cars and cistern trucks. Because of the strategic location of our assets, our deep-water access, inland terminals and our aggregate storage capacity of 2.6 MMbbl, we believe that we are well-positioned to cover the needs of our clients, the two principal refineries in Peru. The map below shows the location of each of our fuel storage terminals in Peru.

Our activities under Consorcio Terminales are carried out under a 15-year contract, which we entered into in January 1998 and which has been extended until August 2014. We cannot assure you that the current contract will be renewed or that the terms of such potential renewal will not differ materially from those of our current contract.

Under the current contract, Consorcio Terminales receives revenues paid in connection with monthly reserved volume in tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). The storage fee per barrel, is based upon reserved volumes whether they are received or not. The throughput fee is paid based on effective barrels delivered per month. During 2011, 2012 and 2013, Consorcio Terminales generated revenues of US$44.2 million, US$49.1 million and US$48.7 million (we are entitled to 50% of the joint operation revenues), respectively. Under the contract, Consorcio Terminales is responsible for paying the fuel terminals operating costs and also paying a royalty fee to Petroperú based on effective barrels delivered each month.

At the current stage of the contract, any capital expenditure we invest in the fuel storage terminals can be recouped from any present and future royalties we owe to Petroperú.

Other Terminal Operations

We are a 50% partner in Oiltanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named “Terminal Marino Pisco Camisea” under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. In 2013, this terminal dispatched 44.55 million barrels of natural gas liquids. Additionally, through OTAS, we are also a 25% partner in Logística Químicos del Sur S.A. (“LQS”), that operates the “Terminal de Químicos de Matarani,” which in 2013 dispatched 32,435 tonnes of sodium hydrosulfide for international mining companies. During 2011, 2012 and 2013, these activities generated revenues in the aggregate of approximately US$4.1 million, US$4.3 million and US$ 4.2 million, respectively.

Competition

Our ability to grow through successful bids for new infrastructure concessions or other long-term contracts could be affected as a result of competition. We view our competition as including both Peruvian and international infrastructure concession operators including joint operations with partners with specialized expertise in the relevant sector. Competition varies on a case-by-case basis, depending on the main purpose of the concession.

Real Estate

Our Real Estate segment is one of the largest apartment building developer in Peru, in terms of number of units sold and value of sales in 2013, and is focused on the development and sale of affordable housing and housing as well as other real estate projects. Since commencing our operations in 1987, we have developed approximately 568,000 m2 of affordable housing (approximately 8,462 units); approximately 310,000 m2 of housing (approximately 1,522 units); approximately 115,000 m2 of office space (approximately 780 offices); and approximately 43,000 m2 of shopping centers (three shopping centers). Moreover, we are currently building approximately 71,000 m2 of affordable housing (approximately 1,180 units); approximately 3,900 m2 of housing (approximately 40 units); and approximately 24,000 m2 of office space (approximately 40 offices, with an average size of 600 m2 each). Our Real Estate segment also owns significant land parcels in Lima, comprising of approximately 812 hectares as of December 31, 2013, and we have sold undeveloped land in the past and intend to continue such sales in the future.

The table below sets forth selected financial information for our Real Estate business segment.

	Year ended December 31,
	2011	2012	2013	2013
	(in millions of S/., except as indicated)			(in millions of US$)
Revenues	152.3	240.1	313.7	112.2
Adjusted EBITDA	37.5	70.5	135.2	48.3
Adjusted EBITDA margin	24.6%	29.4%	43.1%
Net profit	24.1	45.3	59.0	21.1

	Year ended December 31,
	2011	2012	2013	2013
	(in millions of S/., except as indicated)			(in millions of US$)
Net profit attributable to controlling interest	6.1	12.4	19.2	6.9
Backlog (in millions of US$)(1)	58.2	108.4		85.0
Backlog/revenues ratio(1)	1.0x	1.2x		0.8x

(1)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable period. Revenues are calculated for such period and converted into U.S. dollars based on the exchange rate published by the SBS at such period.

We undertake a significant amount of the activities in our Real Estate segment with partners through financing and commercial arrangements we use to purchase land and to develop real estate projects. See “—Financing.” As a result, a significant amount of our net profit in the Real Estate segment is attributable to the non-controlling interest of our partners. See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Real Estate.”

Principal Real Estate Activities

Our real estate developments include the following products:

•	affordable housing;

•	housing; and

•	commercial real estate.

We began developing affordable housing projects in 2001, following the Peruvian government’s efforts to address the country’s housing deficit, particularly for low-income families. We launched the first major affordable housing project in Peru in 2007, Parque Agustino in Lima’s El Agustino neighborhood. Since 2001, we have completed 13 affordable housing projects. As of December 31, 2013, we are developing nine affordable housing projects, which are in various stages of development, including three which are in the construction phase and six for which we have purchased land, but are still in the process of obtaining the required approvals and permits. Three of our ongoing affordable housing projects consist of expansions of projects previously completed by us.

Affordable housing consists of apartments, usually ranging between 55 and 110 m2, that are purchased through government subsidies. The Peruvian government has adopted the Nuevo Crédito Mi Vivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. In order for a unit to qualify for the Nuevo Crédito MiVivienda program, its selling price must range between 14 UIT and 70 UIT (approximately between S/.53,200 and S/.266,000). In order for a unit to qualify for the Techo Propio program, its selling price must range between 5.5 UIT and 14 UIT (approximately between S/.20,900 and S/.53,200).

In order to be eligible for an affordable housing subsidy under the Nuevo Crédito MiVivienda program, a purchaser must not own any other home or have benefitted from a housing subsidy program in the past, among other requirements. A purchaser must also provide a down payment between 10% and 30% of the total purchase amount. Housing subsidies under this program fluctuate between S/.5,000 and S/.12,500, which incentivize purchasers with reduced monthly rates so long as they pay their mortgage loan payments on a timely basis. In order to be eligible for an affordable housing subsidy under the Techo Propio program, a purchaser must have a monthly income that does not exceed 0.45 UIT (approximately S/.1,710) and must not have received any other government-sponsored housing benefit in the past, among other requirements. A Techo Propio purchaser must also show proven savings equal to at least 10% of the total purchase amount. Housing subsidies under this program fluctuate between three UIT and five UIT (approximately between S/.11,400 and S/.19,000). Purchasers of subsidized housing under both programs are also not required to pay a value-added tax normally applicable to residential purchases.

We develop substantially all of our affordable housing projects on land purchased from the private sector. To the extent these projects meet the requirements of a particular government subsidy program, purchasers can purchase units with government subsidies. Some of our affordable housing projects, however, such as Parque Agustino, are developed through government bidding processes. Government subsidy programs like Nuevo Crédito MiVivienda and Techo Propio have driven the demand for affordable housing in Peru, which has in turn increased our sales of affordable housing units.

Our housing developments consist of residential buildings comprised of apartments with a mid- to high-price range that do not qualify for government subsidies. Since 1987, we have developed 38 housing developments. As of December 31, 2013, we are developing three housing projects, including one which are in the construction stage and two for which we have purchased land, but are still in the process of obtaining the required approvals and permits. Our housing units typically range between 130 and 400 m2 in size.

Substantially all of our affordable housing and housing development projects are located in Lima. We have also purchased land to develop two affordable housing projects in Piura and Chimbote, two cities north of Lima. We intend to develop affordable housing projects in other cities outside of Lima.

The table below sets forth number of units sold and not yet delivered and number of units delivered, as well as the value of units sold and our sales revenue for the periods indicated.

	Year ended December 31,
	2011	2012	2013
Number of Units Delivered(1):
Affordable Housing	1,243	1,255	1,619
Housing	1	113	138

Total	1,244	1,368	1,757
Number of Units Sold and Not Yet Delivered(1):
Affordable Housing	1,252	1,940	1,082
Housing	116	77	52

Total	1,368	2,017	1,134
Total m2 Delivered:
Affordable Housing	89,529	127,907	102,538
Housing	203	13,730	18,000

Total	89,732	141,637	120,538
Total m2 Sold and Not Yet Delivered:
Affordable Housing	65,764	123,958	87,948
Housing	16,440	10,109	6,660

Total	82,204	134,067	94,608
Value of Units Delivered (in millions of S/.):
Affordable Housing	135.2	153.5	215.9
Housing	—	35.0	71.3

Total	135.2	188.5	287.2

(1)	We typically pre-sell our affordable housing and housing units before construction begins and continue to sell during construction, although we recognize revenues at the time of delivery of units.

We develop and sell office and commercial buildings, such as shopping centers. On certain occasions, we have operated our commercial real estate and later sold it, such as Larcomar, a landmark shopping center which we built in 1998 and sold in 2010. We have also developed commercial real estate buildings in connection with our affordable housing and housing projects, such as the Parque Agustino shopping center. Since 1987, we have developed 12 office buildings, three shopping centers and one medical center. We are currently in the process of developing four office buildings in Lima, two of which are in the construction phase, including the Real Ocho project, a 16-floor office building (30% of which is owned by us and 70% of which is owned by Inversiones Centenario S.A.A.); and two for which we have purchased land, but are still in the process of obtaining the requires approvals and permits.

Land Bank

We typically purchase land to develop real estate projects with the intention to begin construction within a 12- to 18-month period after the purchase of the land. We may also, from time to time, purchase land for subsequent resale. As of December 31, 2013, we owned approximately 812 hectares, of which 86% is located in Lima and 14% outside of Lima. We continually evaluate opportunities to purchase new land for our real estate development projects.

We have a 50.0% interest in Cuartel San Martín with Urbi Propiedades S.A. of Intergroup Financial Services Corp. owning the remaining 50.0%. Cuartel San Martín is a 68,000 m2 former military base located in Lima’s upscale Miraflores district, where we plan to invest approximately US$680 million to develop a premiere mixed-use development consisting of approximately 98,000 m2 of housing, 68,000 m2 of office towers, a 61,000 m2 shopping mall, and a 48,000 m2 luxury hotel and conference center. Although we are still in the pre-construction approval phase and have not yet obtained all required building permits, we plan to begin construction of this project in the first half of 2015 and expect to complete the project through multiple stages within four years.

We have a 50.4% interest in Almonte, which owns approximately 812 hectares of undeveloped land in Lurin, located 30 km south of Lima. We previously sold 24 hectares of the land for industrial use, and we expect to sell 71 hectares of the remaining land for industrial use in the next five years. We also expect to develop affordable housing projects on the land once water and sewage services become available.

We also own a minority interest (approximately 20.8%) in Promoción Inmobiliaria del Sur S.A. (PRINSUR) of Inversiones Centenario, which owns approximately 983.83 hectares of undeveloped land also located in Lurin. We expect to develop affordable housing projects on the land once water and sewage services become available. Our proportional interest in this land is not included in our land bank.

Financing

We generally fund land purchases for our housing and commercial real estate projects through cash from our operations. For our affordable housing projects, we generally partner with real estate investment funds and insurance companies that provide between 60% and 70% of the total capital required to purchase the land and cover certain pre-construction costs in exchange for equity in the project. Once we acquire land for a particular real estate development project, we obtain working capital through a credit line from a financial institution, which we utilize to finance additional project needs as they arise. We also obtain financing through pre-construction sales for our affordable housing and housing projects and, to a lesser extent, our commercial real estate projects. Our affordable housing and housing projects generally require less outside financing because they are generally financed with pre-construction sales.

Sales and Marketing

We typically pre-sell our affordable housing and housing units prior to and during construction, and use the related proceeds we receive to finance the construction of the units. Our commercial and sales processes differ depending on the type of development and market segment of the development. We primarily sell our real estate development projects through an internal sales force that is assigned to particular projects and, to a lesser extent, external brokers on a non-exclusive, commission-fee basis. Our marketing efforts primarily consist of newspaper advertisements, radio and television commercials, billboards and promotional offers for referrals. We also advertise our real estate projects on our website.

We believe our brand is associated with product quality, professional operations and reliable post-sale customer service. We provide customer service call centers through which residents can report complaints or defects. Engineers respond with site visits, and repairs are made as long as the property continues to be covered by the applicable warranty or guarantee.

For our affordable housing projects, we provide post-sale customer service through our Ayni program, which aims to preserve the long-term value of our affordable housing developments by promoting a cooperative community life. Through this program, we distribute manuals that teach best practices for living in communities, offer leadership workshops, budget workshops, promote small business development, facilitate conflict resolution and provide other services. These services are provided for a six- to eight-month period following project delivery. In 2012, we initiated the Ayni contest for residents of our affordable housing projects with the aim of stimulating the sustainability of their community. Participants present an enhancement project for their community, such as a recreation center, and a jury selects the best project, which we fund and construct.

Competition

The Peruvian real estate development industry is highly competitive. The market is fragmented and no single company has a significant share of the national market. The principal competitors for our Real Estate segment are Paz Centenario Global S.A., Paz Centenario Inmobiliaria, Corporación Líder Perú S.A., Urbana Perú, Los Portales, Inmobiliari S.A., Imagina Grupo Inmobiliario, ENACORP, Besco S.A. and Gerpal. In the coming years, we expect more competition from domestic and foreign real estate development companies who recognize the growth potential in the Peruvian residential market. The main factors that drive competition are product design and amenities, price, location and post-sale service offerings.

Technical Services

Our Technical Services segment undertakes a broad range of activities, including (i) the operation and maintenance of infrastructure assets; (ii) information technology (IT) services for private clients and the government; and (iii) electricity networks services. Characterized by mid-to long-term contracts, our Technical Services segment further adds a more stable cash flow stream to our consolidated activities. The table below sets forth selected financial information for our Technical Services business segment.

	As of and for the year ended December 31,
	2011	2012	2013	2013
	(in millions of S/., except as indicated)			(in millions of US$)
Revenues	977.0	1,083.3	1,169.1	418.1
Adjusted EBITDA	121.6	111.6	109.6	39.2
Adjusted EBITDA margin	12.4%	10.3%	9.4%
Net profit	61.1	61.5	39.9	14.3
Net profit attributable to controlling interest	53.9	50.6	34.3	12.3
Backlog (in millions of US$)(1)	516.1	873.7		619.0
Backlog/revenues ratio(1)	1.4x	2.1x		1.5x

(1)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

The pie charts below set forth the breakdown of our revenues and Adjusted EBITDA from our Technical Services for 2013.

Revenues	EBITDA

Operation and Maintenance of Infrastructure Assets

We began providing our operation and maintenance of infrastructure assets services in 1994 when we were awarded the concession for the Arequipa Matarani highway in southern Peru. With this experience, in 2003, we began providing operation and maintenance services to Norvial. In 2007, the Peruvian government initiated Proyecto Peru, a program aimed at maintaining roads not under concession to ensure their longevity. Proyecto Peru allowed us to develop new business opportunities providing maintenance services to more than 4,000 km of public roads in Peru. We believe the experience we have gained operating highway and transportation concessions positioned the company to capitalize on the Peruvian government’s initiatives to increase infrastructure development.

Our revenue in the operation and maintenance of infrastructure assets is generated either from fees we charge to Norvial, Survial, Canchaque and the Lima Metro to operate and maintain our concessions or from government payments through maintenance service contracts we have been awarded. As depicted in the chart below, we operate and maintain more than 5,000 km of Peruvian roads and highways, including our own highway concessions, in addition to the Lima Metro.

Operation and Maintenance of Infrastructure Assets

Total:5,063 km

The table below sets forth selected financial information for our operation and maintenance of infrastructure assets activities.

	Year ended December 31,
	2011	2012	2013	2013
	(in millions of S/.)			(in millions of US$)
Revenues	232.9	242.8	428.9	153.4
Adjusted EBITDA	53.6	23.2	18.0	6.4
Adjusted EBITDA margin	23.0%	9.6%	4.2%
Net profit	34.9	12.6	7.9	2.8

The below map illustrates the roads in Peru for which we currently provide operation and maintenance services.

We provide the following road operation and maintenance services:

•	Routine Maintenance. These services aim to preserve roads through ongoing maintenance, including: road demarcation; cleaning; drainage; road fissure treatment, which seals cracks in roads to prevent water infiltration; slurry sealing; and micro-paving, which seals asphalt to prevent aging and improve resistance to water and surface wear.

•	Periodic Maintenance. These services entail activities that are performed periodically, intended to prevent the occurrence or exacerbation of defects, conserve the structural integrity of roads and correct major defects.

•	Emergency maintenance. This maintenance work is performed whenever the need arises, such as when natural disasters damage road surfaces.

We also administer toll stations and weighing stations; offer road patrolling services; operate assistance call centers; and provide emergency medical services.

The operation and maintenance services we provide to the Lima Metro aim to preserve the mass transit system through ongoing maintenance, including cleaning of the trains and stations and providing train operators, among other services.

With respect to operation and maintenance contracts with the Peruvian government, we obtain new contracts through public bidding. With respect to contracts with our Infrastructure segment, we participate in direct negotiation. Contract length typically ranges from three to five years.

IT Services

We began our IT services business in 1984 providing computer equipment to companies and evolved into a technology solutions provider in 2000. In the early 1980s, Sonda, one of the main IT services providers in Latin America, was looking for a partner to represent Digital Equipment Corp. (currently, Hewlett-Packard) for the sale of hardware in Peru. Sonda’s need coincided with our diversification strategy and, therefore, we decided to jointly constitute GMD. In 1994, we bought out Sonda. Nowadays our main focus is the provision of business process and IT outsourcing services, and providing the necessary corresponding equipment, to well-known large companies and public institutions in Peru.

The infrastructure through which we operate our business includes two call centers with a total of 141 workstations and three data centers. In addition, we have successfully entered into strategic partnerships with key international IT vendors such as Cisco Systems, Microsoft, Hewlett-Packard, Oracle, SAP, IBM, Citrix, VMware, CA Technologies and Louis Berger Group.

The table below sets forth selected financial information relating to our IT services.

	Year ended December 31,
	2011	2012	2013	2013
	(in millions of S/.)			(in millions of US$)
Revenues	185.9	208.0	226.4	81.0
Adjusted EBITDA	31.6	34.5	34.8	12.4
Adjusted EBITDA margin	17.0%	16.6%	15.4%
Net profit	9.1	11.3	8.5	3.1

Services

We provide the following services to our clients:

•	Systems Integration: includes installation and maintenance of hardware; 24-hour technical service; monitoring performance of IT systems; implementation of information recovery systems; and installation of systems that enable collaboration across multiple platforms such as Windows, Apple, Android and Blackberry, among others. For example, we provide equipment maintenance services to Backus, an affiliate of SABMiller. Our technology solutions optimize the reliability and performance of our client’s infrastructure with the goal of helping them reduce costs, improve security and integrate new technologies.

•	IT Outsourcing: includes servers on demand in the cloud (our internet network) which provide virtual memory, processing and storage capacities; virtual working spaces, including operating systems and databases; email accounts on the cloud; technical support help desk; among others. For example, we provide help desk services to Barrick Gold Corporation, serving a total of 3,700 users in four countries. Moreover, all of the trading transactions on the Lima Stock Exchange are electronically processed through our facilities. Our outsourcing services are designed to facilitate our clients’ operational continuity by means of an appropriate IT platform, managed in accordance with high standards of security and quality.

•	Application Outsourcing: includes corrective and continued maintenance of software; development of customized software (software factory); software testing and certification; and functional support through a service desk platform. For example, we have a software factory contract with an affiliate of Telefónica. Our application outsourcing services enable our clients to shift the burden of supporting, maintaining and operating their business software and systems.

•

Business Processes Outsourcing: consists of the outsourcing of specific business processes including billing, payments and collection; customer care services such as management of complaints; organization and control of voting processes; inventory, shipping and custody of documents; among others. For example, we provide billing services to an affiliate of Repsol, and provide document authentication services to BBVA Banco Continental. Moreover, in the latest local and regional presidential elections, we provided voting processing services to the Peruvian government.

The pie chart below shows our revenues by service for 2013.

Revenues by Service

Clients

We provide services to our clients pursuant to service level agreements which enable us to customize each contract to the needs of the particular client. We set specific parameters and standards which can include maximum times for response and levels of equipment performance, among others. The average term of our contracts is three to five years and we have achieved a significant level of contract renovation.

We have built a strong client base in Peru, including local affiliates of global companies, spanning a broad range of industries, including key clients from the energy, government, banking, insurance, pension funds, industrial, commercial, education and mining sectors. Our principal clients are affiliates of Barrick Gold Corporation, Repsol, BBVA Banco Continental, Honda, Telefónica, the Peruvian National Office of Electoral Processes (Oficina Nacional de Procesos Electorales), the Peruvian National Pension System (Sistema Nacional de Pensiones), the Peruvian SUNAT, AFP Integra- Sura Group, Backus, BELCORP and UNIQUE.

Competition

The IT services industry is highly competitive. The market includes both international companies and local or regional companies. Our main competitors, which are sometimes also our partners, include companies such as IBM, Tata Consultancy Services, Sonda, Indra, among others.

Electricity Networks Services

We offer field and specialized services consisting of installation and routine operation and maintenance of electricity infrastructure, primarily for power utility companies in Chile and, to a lesser extent, Colombia, Brazil and Peru. Field services include day-to-day services and troubleshooting required to maintain the electric grid. Specialized services require more sophisticated and more tailored technology and expertise. With over 20 years operating experience developing, installing, operating and maintaining metering systems, we have also developed a broad range of specialized solutions to reduce electricity theft, one of the main concerns for power utility companies in Latin America.

The table below sets forth selected financial information for our Electricity Networks Services.

	Year ended December 31,
	2011(1)	2012	2013	2013
	(in millions of S/.)			(in millions of US$)
Revenues	558.2	632.5	513.8	183.8
Adjusted EBITDA	36.4	53.9	56.9	20.4
Adjusted EBITDA margin	6.5%	8.5%	11.1%
Net profit	17.1	37.5	23.5	8.4

(1)	Due to our acquisition of a controlling interest in CAM on February 24, 2011, only includes results for 10 months in 2011.

The field services we provide include, among others, installing and maintaining medium- and high-voltage electricity networks and public lighting networks; connecting new residential, commercial and industrial customers to the electrical grid; disconnecting and reconnecting the power supply of our clients’ customers; meter reading; verification of electricity theft; and the installation of meters and anti-theft solutions. We also provide services that include changing and repairing damaged electrical equipment and maintaining, transferring and expanding the electrical grid. We have developed a sophisticated management system to monitor the efficiency of the field services we provide and increase the daily productivity of our field crews.

We also provide specialized services, which involve more technical expertise and specialized equipment, including the monitoring of electrical consumption for approximately 420,000 industrial, commercial and residential customers. We have developed specialized metering systems and anti-theft solutions for the Latin American markets. We believe we are one of two companies with a relevant market penetration of these antitheft solutions for power utility companies in our markets. We also operate laboratories that offer an array of services in response to local regulation requirements, such as meter certification, equipment testing and theft reports.

In Brazil and Chile, we also operate the warehouse facilities of local power utility companies, which store and distribute the necessary equipment for operations, such as cables, insulators and meters. In addition, in Chile, we lease residential electricity meters to a power utility company, for which we also provide maintenance services. We have formed strategic alliances with equipment manufacturers in order to develop and commercialize specialized metering systems and anti-theft solutions.

The chart below sets forth the percentage of our 2013 revenues in each of the countries where we operate.

Revenue by Country

Contracts and Clients

We typically provide our services pursuant to long-term contracts ranging between three and five years. Most of our contracts are awarded through a non-public bidding process, although some contracts are negotiated directly with the client.

Our principal clients are power utility companies and, to a lesser extent, industrial clients, predominantly in the private sector. In Peru, we also provide services to the telecommunications industry. Our principal clients are the distribution companies of Enersis. Over the years, we have worked with the principal power utility companies in the region, including Chilectra, Saesa, Chilquinta, AES, E-CL, Endesa Chile, Ampla, Coelce, Cemig, Coelba, Elektro, Light, Codensa, Emgesa, EEC, Enertolima, Emcalo, Edelnor, Electrocentro, Enosa, Claro and Telefonica.

Competition

The market for electricity networks services is highly fragmented and no single company has a significant share of the national market in the countries where we operate. We primarily compete with small, local privately-held service companies. We expect competition to increase in the coming years as electricity consumption grows in response to the economic growth, and relatively low per capita consumption, in the countries where we operate. The main factors that drive competition are safety; product and service quality; reliability; price; and ability to respond to increased industry regulations.

Backlog

We define our backlog as the U.S. dollar equivalent value of revenue we expect to realize in the future as a result of performing work under multi-period contracts that we have entered into. Backlog is not a measure defined by IFRS, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. For contracts denominated in nuevos soles or other local currencies, amounts have been converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

We do not include backlog in this annual report in our Infrastructure segment for: (i) our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; and (ii) our Energy line of business because: (a) its revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel dispatched, such revenues are not material to our consolidated results of operations and the concession for such services is scheduled to terminate in August 2014.

When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. For a description of how we calculate our backlog, see our segment backlog presented below.

Our consolidated backlog as of December 31, 2013 was US$3,935 million. We expect to recognize as revenues 49% of our backlog by December 31, 2014, 28% of our backlog by December 31, 2015 and 22% of our backlog thereafter. The following table sets forth the growth of our consolidated backlog from December 31, 2009 to December 31, 2013.

Backlog Growth (in US$ million)

Our backlog may not grow at recent historic rates and may decline. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to continue to grow our backlog. Additionally, the amount of new contracts signed can fluctuate significantly from period to period due to factors that are beyond our control. The chart below sets forth our consolidated backlog breakdown by end-market, geography and client sector as of December 31, 2013.

Backlog by End-Market	Backlog by Geography

Backlog by Client Type

E & C Backlog

To include an engineering and construction contract in our backlog, we assume that each party will satisfy all of its respective obligations under the contract. We also make assumptions, in agreement with the client, regarding the total expected contract price in the case of unit price and cost-plus fee contracts and the amount of the contract that will be completed in each year. We adjust our backlog periodically to account for developments related to each project. For projects related to joint operations, we only include our percentage ownership of the joint operation’s backlog. Our E&C segment backlog does not include intersegment eliminations.

Our E&C backlog as of December 31, 2013 was US$3,044 million. We expect to recognize as revenues 51% of our backlog by December 31, 2014, 28% of our backlog by 2015 and 21% of our backlog thereafter. The following table sets forth the growth of our E&C backlog from December 31, 2009 to December 31, 2013.

E&C Backlog Growth (in US$ million)

The number and amounts of new contracts signed can fluctuate significantly from period to period. For example, two large mining services contracts were signed in the fourth quarter of 2012 for an aggregate amount of backlog of US$1.1 billion. During that same quarter we also recorded US$259 million in backlog from our Vial y Vives acquisition. These contracts and acquisition accounted for a significant portion of the extraordinary growth in our E&C backlog between December 31, 2011 and December 31, 2012 and explain in part the more gradual growth between December 31, 2012 and December 31, 2013.

The following pie charts set forth our E&C backlog breakdown by end-market, geography, client sector and contract type as of December 31, 2013.

Backlog by End-Market	Backlog by Geography

Backlog by Client Type	Backlog by Client Type

The table below sets forth our ending E&C backlog for 2011, 2012 and 2013, accounting for opening backlog for each year, annual contract bookings and adjustments and annual revenues recognized.

	2011	2012	2013
	(in millions of US$)
Opening backlog (end of prior period)	1,064.1	1,839.6	2,925.4
Contract bookings and adjustments during the year	1,807.8	2,447.1	1,576.0
Revenues recognized during the period	(1,032.3)	(1,361.4)	(1,457.5)

Ending backlog (end of current period)	1,839.6	2,925.4	3,044.0

The table below sets forth our backlog at the reported years end and the ratio of such backlog to revenues earned in the subsequent two years.

(in millions of US$)		2009	2010	2011	2012	2013	2014	2015	2016
E&C backlog	Total
As of December 31, 2008	US$530	US$380	US$128	US$21
As of December 31, 2009	US$905		US$506	US$242	US$156
As of December 31, 2010	US$1,064			US$707	US$236	US$121
As of December 31, 2011	US$1,840				US$824	US$580	US$435
As of December 31, 2012	US$2,925					US$1,232	US$921	US$773
As of December 31, 2013	US$3,044						US$1,550	US$849	US$645
E&C revenues (IFRS)(1)			US$605	US$1,032	US$1,361	US$1,457
E&C revenues / backlog ratio
Based on backlog as of December 31, 2008
Based on backlog as of December 31, 2009
Based on backlog as of December 31, 2010
Based on backlog as of December 31, 2011				1.65x	2.51x
Based on backlog as of December 31, 2012					1.18x				1.85
Based on backlog as of December 31, 2013									1.10

(1)	Revenues are reported under IFRS for such year and converted into U.S. dollars based on the exchange rate published by the SBS at the end of the corresponding year, which was S/.2.81 as of December 31, 2010, S/.2.70 as of December 31, 2011, S/.2.59 as of December 31, 2012 and S/2.796 to US$1.00 as of December 31, 2013.

The first section from the table above shows what the estimated backlog for the E&C segment had been as of each year-end period, between 2008 and 2013, as well as the portion of each year-end backlog that was estimated at the time to be executed in each of the next two years and thereafter. For example, E&C backlog as of December 31, 2008 was US$530 million, of which US$380 million was estimated at the time to be executed in 2009 (“T+1”), US$128 million in 2010 (“T+2”) and US$21 million in 2011 and thereafter.

The second section of the table shows actual E&C revenues for each of the years in the 2010-2013 period presented in accordance with IFRS.

The third section of the table shows E&C revenues to backlog ratios, calculated as the actual E&C revenues that were obtained in a year divided by what the estimated E&C backlog realization for that same year had been one year before and two years before. For example, the ‘T+1’ revenues to backlog ratio for 2009 was 1.20x (calculated as 2010 revenues of US$605 million divided by US$506 million, which was the portion of the backlog as of December 31, 2009 that was estimated at the time to be executed in 2010). This means that in 2010 we were able to generate actual E&C revenues of 1.20x times what the estimated E&C backlog for 2010 had been as of the previous year-end period.

Based on 2007 backlog of US$419 million, of which US$275 million was expected to be realized in 2008 and US$144 million in 2009, the ratios of E&C revenues (under Peruvian GAAP) to backlog for 2008 (T+1) and for 2009 (T+2) were 1.68x and 3.58x, respectively. Similarly, based on 2008 backlog of US$530 million, of which US$380 million was expected to be realized in 2009, the ratio of E&C revenues (under Peruvian GAAP) to backlog for 2009 (T+1) was 1.36x.

Our revenues in each of the reported years exceeded T+1 estimated backlog realization for the year because revenues were earned from, in addition to contracted amounts reflected in such backlog, new contracts signed during the year and change orders on backlog contracts. These positive effects were offset in part by delays in project execution and project cancellations. Our T+1 ratios have varied significantly from year to year because of the unpredictability and wide dispersion in size of new projects, change orders, delays and cancellations, and the variation in T+2 ratios is even greater because the effect of these factors increases with the passage of time. Our historical T+1 and T+2 ratios may not be indicative of future backlog realization ratios because the effect of these factors is unpredictable and we may not be able to generate revenues at multiples above our contracted backlog due to the factors explained above and because we may not be able to increase the scale of our operations to realize such incremental revenues. In particular, you should not assume that the ratio of our future E&C segment revenues for 2014 and 2015 to backlog as of December 31, 2013 that is currently expected to be realized in each of those years will be comparable to our historic ratios shown above. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.”

Infrastructure Backlog

In reflecting an Infrastructure contract in our backlog, we assume that each party will satisfy all of its respective obligations under the contract. For our Infrastructure backlog, we only include contracted revenues expected to be paid during the next three years following the backlog calculation date. Infrastructure backlog in this annual report does not include our Norvial toll road concession or our Energy line of business. Our Infrastructure segment backlog does not include intersegment eliminations. We calculate our Infrastructure backlog as follows:

•	for the Lima Metro, we estimate the number of trains in operation in the applicable period. Our Infrastructure backlog assumes that: (i) for 2014, we will initially operate 14 trains (including two backup trains) and expect to add 10 trains by the third quarter of 2014, which in the aggregate will travel 2,137,163 km for that year; and (ii) for 2015 and 2016, we will operate 24 trains in both the first and second stretches of Line One, which in the aggregate will travel 2,603,453 for that year. The above assumptions are based on terms under our concession. In addition, according to the government, the second stretch of Line One of the Lima Metro is expected to be completed by the third quarter of 2014;

•	for our Survial and Canchaque concessions, we assume our contractually agreed upon annual fee, adjusted for inflation. For our 2014 and 2015 backlog, we utilize the same adjustment amount that was utilized for our 2013 fee, which has already been negotiated; and

•	for La Chira, the agreed-upon fee that the government will pay for the construction of the waste water treatment plant is reflected as backlog for 2014. For 2015 and 2016, backlog is calculated to include the fees we will receive under the concession for our operation and maintenance, with no adjustment for inflation because 2015 is expected to be the plant’s first year of operations.

Our Infrastructure backlog as of December 31, 2013 was US$320.2 million. We expect to recognize as revenues 37% of our backlog by December 31, 2014, 31% of our backlog by December 31, 2015 and 32% of our backlog in 2016. The following chart sets forth the growth of our Infrastructure backlog from December 31, 2010 to December 31, 2013.

Infrastructure Backlog Growth (in US$ million)

The following pie charts set forth our Infrastructure backlog breakdown by line of business as of December 31, 2013.

Backlog by Line of Business

The table below sets forth our ending Infrastructure backlog for 2011, 2012 and 2013, accounting for opening backlog for each year, annual contract bookings and adjustments and annual revenues recognized (excluding Norvial and our Energy line of business).

	2011	2012	2013
	(in millions of US$)
Opening backlog (end of prior period)	47.2	195.9	413.4
Contract bookings and adjustments during the year	162.2	276.2	1.6
Revenues recognized during the period	(13.5)	(58.6)	(94.9)

Ending backlog (end of current period)	195.9	413.4	320.2

Real Estate Backlog

Our Real Estate segment backlog reflects sales contracts with buyers for units that have not yet been delivered and will be recognized as revenues once they are delivered.

Our Real Estate segment backlog as of December 31, 2013 was US$85.0 million. We expect to recognize as revenues 77% of our backlog by December 31, 2014, 19% of our backlog in 2015 and 4% of our backlog thereafter.

The following pie chart sets forth our Real Estate backlog breakdown by type of real estate activities as of December 31, 2013.

The table below sets forth our ending Real Estate backlog for 2011, 2012 and 2013, accounting for opening backlog for each year, annual contract bookings and adjustments and annual revenues recognized.

	2011	2012	2013
	(in millions of US$)
Opening backlog (end of prior period)	1.8	58.2	108.4
Contract bookings and adjustments during the year	112.8	143.0	88.8
Revenues recognized during the year	(56.5)	(92.7)	(112.2)

Ending backlog (end of current period)	58.2	108.4	85.0

Technical Services Backlog

In reflecting a Technical Services contract in our backlog, we assume that each party will satisfy all of its respective obligations under the contract and that work under the contract will be completed on a straight-line basis. Our Technical Services segment backlog does not include intersegment eliminations.

Our Technical Services backlog as of December 31, 2013 was US$619.0 million. We expect to recognize as revenues 45% of our backlog by December 31, 2014, 29% of our backlog in 2015 and 26% of our backlog thereafter. The following chart sets forth the growth of our Technical Services backlog from December 31, 2009 to December 31, 2013.

Technical Services Backlog Growth (in US$ million)

*	Includes CAM, which we acquired on February 24, 2011.

The table below sets forth our ending Technical Services backlog for 2011, 2012 and 2013, accounting for opening backlog for each year, annual contract bookings and adjustments and annual revenues recognized.

	2011	2012	2013
	(in millions of US$)
Opening backlog (end of prior period)	267.1	516.1	873.7
Contract bookings and adjustments during the year	611.2	776.1	163.4
Revenues recognized during the year	(362.2)	(418.4)	(418.1)

Ending backlog (end of current period)	516.1	873.7	619.0

The following pie charts set forth our Technical Services backlog breakdown by geography, end-market and client sector as of December 31, 2013.

Backlog by Geography	Backlog by Geography	Backlog by Client Sector

Warranties

For certain of our contracts, we are required to provide performance bonds to ensure compliance with contractual obligations such as construction works, operation and maintenance of infrastructure assets, among others. The amount of the performance bond varies on a case-by-case basis, depending on the value of the project. Performance bonds are usually renewed annually until the contractual obligation which they intend to guarantee is fully satisfied.

As part of our real estate sales contracts, we provide a six-months warranty for latent defects, which covers hidden flaws not discoverable through inspection. The warranty extends to a five-year term if the defects are caused by: (i) the use of materials below the requisite quality standards; (ii) poor execution; or (iii) faulty land. We also provide a five-year warranty for structural defects, and assume the terms and conditions of our finishes suppliers’ warranties.

We provide warranties in connection with our IT services. All government contracts include a latent defects clause, in accordance with Article 51 of the Procurement Act which establishes a minimum warranty of one year, although, for some contracts, we provide warranties for two or three years. For contracts involving the sale of equipment or licensing, we provide the manufacturer’s warranty and, if a claim arises, we transfer the claim to the manufacturer unless we provided an extended warranty. For software development contracts, we provide a one to three years good performance warranty.

We have had no material disbursement or expenditure related to our warranties in the recent past.

Quality Assurance

The quality of our services is backed by the following certifications:

•	Engineering and Construction: ISO 14001 and ISO 9001

•	Infrastructure:

•	GMP: ISO 14001 and ISO 9001

•	Technical Services:

•	Operation and Maintenance of Infrastructure Assets: ISO 9001

•	IT Services: ISO 9001, ISO 27000 and CMMI-3

•	Electricity Networks Services: ISO 14001 and ISO 9001

Corporate Social Responsibility

We aim to attract and develop our human capital through various training, mentorship and rewards programs in order to maintain our position as the best place to learn and work in the engineering field in Peru. We also seek to promote social good by continuing to foster relationships with the communities that surround the areas of operation of each of our business segments. As part of our citizenship building efforts, among other things, we provide: necessary tools for improving the employability and economic livelihood of citizens; create basic infrastructure to promote the use of public spaces as cultural spaces and training grounds for citizens; and create spaces that not only provide benefits, but also encourage citizens to actively participate in their maintenance.

Our social responsibility efforts have been recently recognized by the award of prizes such as:

•	The Infrastructure 360° Award, given by the Inter-American Development Bank, for work in the Lima Metro Line 1, as the project demostratied the most comprehensive implementation of a sustainability strategy;

•	The Socially Responsible Company Award 2013, given by the Mexican Center for Philantropy and by Perú 2021;

•	Perú 2021 Award for Corporate Sustainable Development 2013, given by Perú 2021, in the categories of clients and multistakeholders, which was awarded to us for our “Metro Culture” program;

•	Good Public Management Practices Award 2013, which considers citizen service in private entities that manage public assets, and was awarded to us for our “Metro Culture” program;

•	Business Creativity Award 2013, given by the Universidad Peruana de Ciencias Aplicadas, in the categories of real estate, construction and equipment, awarded to us for our social support program “Ayni;” and

•	Best-Managed Company in Latin America 2014, given by Euromoney magazine. This survey is the most prominent survey conducted by Euromoney magazine, recognizing corporations in Latin America, rewarding the companies with the most convincing and coherent business strategies in the region, separated by industry and by country.

Our model of sustainable development is based upon building relationships of trust. In our projects we consider the needs of local communities with respect to generating employment; the expectations of our customers regarding the particular goals of the project; the demand of the state for a trained service provider; and investors who wish to entrust their capital to a company that follows best practices in corporate governance and social responsibility. The following is description of our main corporate social responsibility projects:

•	Our social support program “Ayni” is intended to achieve the sustainability of our affordable housing projects by encouraging the responsible and committed participation of the owners of the units. This program has provided social training to more than 7,500 families in order to strengthen their leadership skills, integration and mutual respect.

•	Through our “Metro Culture” program, we transform our trains and train stations into centers of social and cultural education. According to a 2013 poll, 88% of the Lima Metro users think that we have contributed to generate better citizens.

•	Our “Road Management” program provides members of surrounding communities with the necessary civic and technical tools to make use of the roads and contribute to their maintenance by, for example, providing education on road safety and environmental protection. Moreover, we work on turning regular roads into touristic routes through the development and dissemination of guides, websites and training local communities to help develop skills in tourism.

•	Our “Development of Local Labor Capacity” program (Programa Desarrollando Capacidades Laborales en las Zonas de Influencia) improves the employability of the local population, providing training that directly promotes their employment in our projects as well as providing other construction-related workshops which contribute to their development in community affairs. Since its creation in 2006, 20,000 persons have participated in this program, receiving more than 879,000 hours of training.

Regulatory Matters

Set forth below is a description of the regulatory framework applicable to our company. We believe we are in compliance, in all material respects, with applicable laws and regulations in all of our business segments.

Engineering and Construction

Regulatory Framework Applicable to Contracts with the Public Sector

Peru’s State Contracting Law, approved by Legislative Decree No. 1017 (Ley de Contrataciones del Estado) and its regulation approved by Supreme Decree No. 184-2008-EF, govern services and construction agreements entered into with public entities. Article 10 of the Supreme Decree No. 184-2008-EF establishes that, at the beginning of the contracting process, the contracting public entity must prepare a technical file describing the characteristics of the services it intends to purchase and the selection process for its counterparts, among other specifications such as a feasibility statement in accordance with the Peruvian Public Investment National System.

The selection processes are established in Articles 15, 16, 17 and 18 of Peru’s State Contracting Law as follows:

•	public biddings (licitación pública) applicable to goods, supplies and works;

•	public tenders (concurso público) applicable to services;

•	direct award (adjudicación directa) applicable to goods, services and works, which can be public or directed at select participants depending if the value is equal to or higher than 50% of the maximum amount set forth in the state budget regulation for direct award; and

•	lowest amount award (adjudicación de menor cuantía) applicable to goods, services and works whose value is lower than one-tenth of the minimum limit established by the state budget regulation.

With the exception set forth in Article 22 of the Supreme Decree No. 184-2008-EF, the selection processes include the following phases: notice; registration of participants; submission and reply of inquiries; submission and reply of comments; preparation of the terms and conditions of the selection process; submission of bids; evaluation and qualification of bids; and adjudication.

Article 9 of Peru’s State Contracting Law establishes that participants of any of the foregoing selection processes must be registered in the Peruvian National Registry of Suppliers (Registro Nacional de Proveedores) and must not be disqualified from contracting with the state. Article 252 of the Supreme Decree No. 184-2008- EF establishes that this registration is renewable as long as a request is submitted to the Peruvian National Registry of Suppliers 60 days prior to expiration of the registry.

Bidders may participate in the selection process as part of a joint operation, in which case all members of the joint operation must be registered in the Peruvian National Registry of Suppliers and will be jointly liable for all consequences arising from the joint operation’s participation in the selection process and the execution of the agreement.

GyM and GMI are registered in the Peruvian National Registry of Suppliers as a construction and a consulting company, respectively.

Article 40 of the Supreme Decree No. 184-2008-EF establishes the types of contracts that may be entered into by public entities:

•	lump-sum (sistema a suma alzada), applicable when the amounts, magnitudes and quality are determined in the terms and conditions of the selection process. The bidder submits its proposal indicating a fixed amount and a term for the completion of the agreement;

•	unit price, rates or percentages (sistema de precio unitario, tarifas o porcentajes), applicable when the nature of the service to be provided does not allow accurate determination of the required quantities; and

•	lump-sum and unit price, rates or percentages mix (esquema mixto de suma alzada y precios unitarios), applicable when accurate determination of the quantities required for some of the components cannot be made.

Article 41 of the Supreme Decree No. 184-2008-EF establishes that, in the case of goods and works, the terms and conditions of the selection process must indicate the execution type of the agreement as follows:

•	“turn-key” (llave en mano), when completion is subject to the construction, equipment and operations, and, if applicable, the submission of the technical file in connection with the bidding process; and

•	bid contest (concurso oferta), when completion is subject to the submission of the technical file, the completion of the work or land, as applicable. This completion type is only applicable to lump-sum contracts and public bidding selection process.

Peru’s State Contracting Supervising Agency (Organismo Supervisor de las Contrataciones del Estado, or “OSCE”), a public-sector entity within the Peruvian Ministry of Economy and Finance, supervises and oversees the selection processes carried out by public entities; manages the Peruvian National Registry of Suppliers; imposes penalties to suppliers that violate the provisions set forth in Peru’s State Contracting Law, its regulation and other related provisions; and informs the government’s General Controller (Contraloría General de la República) regarding violations to the regulation when damages are caused against the state.

Regulatory Framework Applicable to Contracts with the Private Sector

Parties to a private-sector agreement may freely determine the contract type and its contents as long as it complies with certain legal requirements, including the provisions set forth in Article 1353 of the Peruvian Civil Code. GyM, GMI and Stracon GyM participate in private-sector contracts for engineering and constructions.

Construction Activities in Peru

Legal Framework

Legislative Decree No. 727 declared that construction activities in Peru are in the public interest and of preferential national interest. According to Section F of the Fourth review of the United Nations International Statistical Industrial Classification (ISIC), construction activities typically consist of the construction of dwellings, buildings and stores; and the construction of large scale infrastructure projects such as highways, bridges, tunnels, railways, irrigation systems, sewage systems, industrial facilities, pipelines and electric lines, among others. GyM has developed numerous projects in the construction sector. Currently, the company focuses on buildings (ISIC Division 41), civil works (ISIC Division 42) and specialized activities (ISIC Division 43).

Construction entities must comply with the National Building Regulation (Reglamento Nacional de Edificaciones approved by Supreme Decree No. 011-2006- VIVIENDA), which establishes that urban allotments and buildings must be developed in compliance with the rules governing safety, functionality, accessibility, habitability and environmental impact. According to Article 25 of the National Building Regulation, construction companies, such as GyM and GMI, are responsible for (i) executing works in accordance with project specifications and applicable regulation; (ii) possessing the organization and infrastructure that guarantee the feasibility of the project; (iii) appointing the party responsible for the construction to assume its technical representation; (iv) providing the resources and materials to complete the project pursuant to the terms of the agreement and required standards and within the approved budget; (v) executing subcontracts within contractual limitations; and (vi) delivering to the client documented information regarding the executed works.

Notwithstanding any legal actions that the construction company may take against suppliers, manufacturers or subcontractors, the construction company may be responsible for the construction including the work executed by subcontractors and for the use of defective materials or supplies.

Penalties for violating the National Building Regulation are determined by the municipal government in the jurisdiction where the project is developed, and set forth in its corresponding regulations. In addition, they may also pursue criminal actions or civil claims if applicable.

Safety Regulation in Construction Projects

The Law on Safety and Health at Work (Law No. 29783) is intended to promote workplace accident prevention and applies to all business sectors. The principal safety rules applicable to construction projects include the following:

•	companies with 20 or more employees must establish a committee for the promotion of workplace safety and health that oversees the implementation of the required internal safety and health regulation policy;

•	all projects must have a safety and health plan consisting of all the technical and administrative mechanisms to guarantee the physical integrity and health of workers and third parties during project execution;

•	occupational diseases detected during project execution must be recorded and the competent authority must be notified in accordance with the regulation of the Law on Safety and Health at Work approved by Supreme Decree No. 005-2012-TR, and with Ministerial Resolution No. 510-2005- MINSA;

•	companies must provide for medical examinations of its employees prior to, during and at the termination of their employment;

•	companies must show a safety and health plan; an index of frequency; and the company’s performance in safety and health in order to be awarded public and private projects;

•	use of individual protective equipment, including gloves, safety goggles, boots and helmets, is mandatory when risks to safety and health cannot be prevented by other means; and

•	personnel responsible for safety must comply with all requirements in Rule NTP S50.04S for fire prevention.

The Peruvian Ministry of Labor and Employment Promotion and the Peruvian Ministry of Health are the competent organisms in the safety and health fields, respectively.

Safety Regulations Applicable to Subsectors

In addition to the Law on Safety and Health at Work applicable to all our business sectors, our Engineering and Construction segment must also comply with the regulations set forth below.

Power and Utilities

GyM and CAM Peru must comply with the rules of Ministerial Resolution No. 111-2013-MEM-DM for its activities relating to the construction of hydroelectric plants, transmission lines and substations. OSINERGMIN is the authority responsible for supervising and enforcing compliance of the foregoing rules. The most relevant of the safety rules with which GyM and CAM Peru must comply include: (i) providing employees with necessary information regarding safety measures related to the tasks they perform; (ii) providing employees with adequate safety equipment; and (iii) evaluating and remedying potential sources of danger.

Mining

GyM and Stracon GyM must comply with the Mining Occupational Health and Safety Regulation, approved by Supreme Decree No. 055-2010-EM and other related regulations for their mining-related construction activities including the construction of mineral processing plants and other mining-related buildings, among others. In developing mining projects, our subsidiaries’ personnel must follow the safety programs and be familiar with internal rules from their mining client. The Peruvian Ministry of Labor and Employment Promotion and OSINERGMIN are the authorities responsible for supervising and enforcing compliance of the foregoing rules. The most relevant of the safety rules with which GyM and Stracon GyM must comply include: (i) creating an internal safety and health regulation policy and selecting a manager responsible for its implementation; (ii) monitoring and recording workplace accidents and occupational diseases; (iii) providing information to employees regarding the safety risks related to their work; (iv) providing employees necessary first aid and medical attention in the event of a workplace accident; (v) providing employees the necessary tools, equipment or materials to perform their activities safely; (vi) evaluating risks in order to establish accident prevention and mitigation plans.

Oil and Gas

GyM must comply with Supreme Decree No. 043-2007-EM for its activities relating to the construction of gas processing plants. The Peruvian Ministry of Labor and Employment Promotion is the authority responsible for supervising and enforcing compliance of the foregoing rules. See “—Infrastructure— Peruvian Hydrocarbon Regulation—Environmental Regulation” for more information on environmental regulation applicable to the oil and gas sector. The most relevant of the safety rules with which GyM must comply include: (i) assuring that senior project managers are responsible for the safety and health of workers; (ii) assigning specialized personnel responsible for safety and health matters; and (iii) monitoring and recording workplace accidents on a monthly basis.

Industrial Construction

GyM must comply with the Industrial Safety Regulation approved by Supreme Decree No. 42-F (Reglamento de Seguridad Industrial) for its activities relating to the construction of industrial plants. The most relevant of the safety rules with which GyM must comply include: (i) overseeing that worksites are constructed, equipped and managed to provide security and protection to employees; (ii) instructing employees about risks to which they are exposed related to their work and adopting necessary measures to avoid accidents and damage to employee health; and (iii) overseeing inspections to verify the proper installation of safety equipment.

Registries and Permits

According to Supreme Decree No. 008-2013-TR, civil contractors must be registered in the National Civil Construction Works Registry, and comply with the rules of Ministerial Resolution No. 195-2007-TR which establishes the requirements for registration, including registering through the corresponding local agency and filing an affidavit indicating compliance with the registration requirements before the effective date of registration. GyM and Stracon GyM are currently registered in the National Civil Construction Contractors and Subcontractor Registry.

According to Supreme Decree No. 005-2008-EM mining contractors must register with the National Mining Contractors and Specialized Companies Registry. GyM and Stracon GyM are currently registered. Proper registration requires the filing of a request with the Regional Agency of Energy and Mines with jurisdiction in the area where the mining activities will take place. In addition, within five days upon commencement of construction, GyM and Stracon GyM must provide in writing their employees with the following information: (i) the company’s legal name; (ii) the scope of the contract; (iii) the place of execution; (iv) the applicable health and safety regulations; (v) the Safe Work Written Procedures (PETS); and, (vi) risk insurance policies.

Labor Law Requirements in Civil Construction

Labor law requirements in civil construction consist of the specific legal framework for civil construction workers and the general legal framework applicable to the administrative personnel in the civil construction sector set forth in the Single Revised Text of the Labor Productivity and Competitiveness approved by D.S No. 003-97-TR.

Seasonality of services is one of the main features in the specific legal framework due to the temporary nature of construction contracts. Consequently, certain general rules such as the trial period are not applicable to construction workers.

The principal terms and conditions relating to collective bargaining from our civil construction workers have been agreed upon and recorded in the 2012-2013 agreement, dated August 16, 2012, and entered into between the Peruvian Chamber of Construction and the Federation of Civil Construction Workers (Federación de Trabajadores en Construcción Civil). The 2012-2013 agreement included the following benefits: (i) remuneration increase; (ii) bonuses and premiums rewarding high specialization degrees; (iii) bonuses for workers that work at elevations above 3,000 meters or below zero-level elevation (below a second basement or five meters under the zero-level elevation).

The Supreme Decree No. 009-97-SA, Law No. 26790 and Supreme Decree No. 003-98-SA require construction companies to have complementary high risk insurance for workers that perform high risk tasks. As of the date of this annual report, GyM and Stracon GyM have this insurance coverage.

Environmental Regulations

Section 24 of the General Environmental Law approved by Law No. 28611 (the “General Environmental Law”) provides that all human activity likely to cause significant environmental impact is subject of regulation by the National System of Environmental Impact Assessment. The Peruvian Ministry of the Environment, through the Environmental Supervising and Enforcement Agency (Organismo de Evaluación y Supervisión Ambiental, or “OEFA”) supervises the compliance and enforces environmental rules related to mining, oil and gas, and electricity.

In addition to being responsible for the impact that their activities, by action or omission, may cause the environment, GyM and Stracon GyM are also subject to an environmental impact assessment and must obtain an environmental certification necessary to obtain project permits or licenses. These companies must also adopt measures for the management of hazardous materials intrinsic to their activities to mitigate the negative environmental impact their activities may have.

Civil Construction

The Supreme Decree No. 015-2012-VIVIENDA regulates the environmental aspects of projects related to housing, urbanism, construction and sanitation activities in urban or rural areas. The National Directorate of Housing, Urbanism, Construction and Sanitation supervises the compliance and enforces the applicable rules. Projects are categorized according to their environmental impact during and after their execution and different rules are established for each category including compliance with the following environmental studies prior to initiating construction works: (i) projects expected to cause minor environmental impacts require an environmental impact statement; (ii) projects expected to cause moderate environmental impacts require an semi-detailed environmental impact assessment; and (iii) projects expected to cause a major environmental impact require a detailed environmental impact assessment.

Other Subsectors

Depending on the subsector in which they operate, GyM and Stracon GyM are required to follow specific environmental provisions issued by the competent authorities.

Tax Legal Regime Applicable to Construction

Section 63 of Peruvian Income Tax Law approved by Supreme Decree No. 179-2004-EF, establishes that construction companies engaged in construction contracts for a period longer than one fiscal year can choose to be taxed under any of the following systems:

•	allocate to each fiscal year the gross income resulting from applying the percentage of gross margin estimated for the work over the amounts collected for the same work; or

•	allocate to each fiscal year the gross income calculated by deducting the costs corresponding to the tasks performed during that year from the amount collected or that is expected to be collected corresponding to that work.

In both situations, a special accounting registry must be kept for each project, which is meant to keep a record of the costs, expenses and income of each project in an account separate from the general analytical accounts (cuentas analíticas de gestión).

Until December 31, 2012, construction companies could defer revenues related to each individual project until the total completion of the project, provided the project was completed in three years or less. In such cases, the income was to be recognized in the fiscal year in which the project concluded or was delivered. In case the project was scheduled to conclude in a period exceeding three years, the results would be determined in the third year in accordance with the progress of the works over the three-year period. Beginning in the fourth year, results were determined following the foregoing methods.

Starting on January 1, 2013, in accordance with Legislative Decree No. 1112, which amended the Peruvian Income Tax Law, construction companies that adopted the deferral method are authorized to continue with the use of such method only with respect to income arising from the execution of work contracts initiated prior to January 1, 2013, until its completion and for execution of work contracts initiated on or after January 1, 2013 the deferral method is no longer accepted.

The Peruvian Income Tax Law also provides that the difference that may result from a comparison between the real gross income and the income assessed pursuant to any of the methods described above shall be allocated to the fiscal year in which the work concluded. Additionally, the company must apply the same system to all its construction contracts and must receive prior authorization from tax authorities to change the applied system.

Prevention of Money Laundering and Financing of Terrorism

Regulations for money laundering and terrorism financing prevention (SBS Resolution No. 486-2008) require construction and real estate companies to implement a money laundering and terrorism financing prevention system, including the appointment of a compliance officer, setting up a registry of operations and notifying the Financial Intelligence Unit of the SBS, the entity responsible for of supervising and enforcing compliance, of any suspicious activity.

Infrastructure

Private Investment in Public Infrastructure and Services

In Peru, promotion of private investment in public infrastructure and services is undertaken by Proinversión and commonly awarded through multi-party concession agreements among the concessionaire, Proinversión and the respective public entity. Private investment in public infrastructure is regulated by the Single Revised Text approved by Supreme Decree No. 059-96-PCM (Texto Único Ordenado or “TUO”) and its additional regulation approved by Supreme Decree No. 108-2006-EF.

In accordance with the TUO and its regulation, concessionaires are entitled to receive from the state: (i) in the case of self-financing projects, fees and tolls charged to end-users; (ii) in the case of co-financed projects, subsidies and payments from the public entity awarding the concession; and (iii) any other financing structure agreed upon by the parties.

The regulation of private-public partnerships allows public entities to participate, together with private investors, in the development or operation of public infrastructure and services. The regulation of private-public partnerships establishes that projects classified as self-financing and those classified as co-financed must comply with the requirements and procedures set forth in the Public Investment National System Law (Ley del Sistema Nacional de Inversión Pública) and in the Indebtedness National System law (Ley del Sistema Nacional de Endeudamiento) as amended.

Each of our subsidiaries Norvial, Survial, Canchaque and GyM Ferrovías has entered into a concession agreement with Proinversión and the Peruvian Ministry of Transport and Communications. La Chira has entered into concession agreements with Proinversión and Sedapal S.A. The abovementioned agreements were entered into in accordance with the provisions set forth in the TUO and its regulation, and with the regulation of private-public partnerships when applicable.

Infrastructure Construction and Safety

Infrastructure concessionaires must assure that the construction companies they hire to construct infrastructure projects comply with the foregoing rules relating to construction projects. In addition, companies engaged in road construction must comply with the guidelines issued by the Road and Railways General Directorate of the Peruvian Ministry of Transport and Communications and with the National Road Infrastructure Management Regulation regarding road construction, maintenance and safety. These regulations establish procedures for authorizing road construction and approving work contracts, among others.

Environmental Regulations

Peruvian environmental laws and regulations have become increasingly stringent over the last decade. All industries and projects are subject to Peruvian laws and regulations concerning water, air and noise pollution, and the discharge of hazardous substances. The principal legislation governing environmental matters is the General Environmental Law; the Law of the National System of the Environmental Impact Evaluation approved by General Law No. 27,446 (the “SEIA”); the regulations of the SEIA Law approved by Supreme Decree No. 019- 2009-MINAM; and several environmental regulations that have been issued under the General Environmental Law, SEIA and other laws by the government with the collaboration of the Peruvian Ministry of the Environment.

Since the enactment of the General Environmental Law in October 15, 2005, several technical environmental regulations have been issued and this environmental regulatory framework is generally revised and updated regularly. Some regulations apply generally to Peruvian industries and some technical regulations are issued for specific industries.

The main environmental rules applicable to infrastructure projects include those described above in “—Engineering and Construction—Environmental Regulation.”

Peruvian Hydrocarbon Regulation

Our hydrocarbon operations are subject to governmental regulations as described below.

Exploration and Production

GMP is engaged in two major activities relating to the exploration and production of oil and gas: exploration and production of oil fields; and providing services to the oil industry.

Exploration and Production of Oil Fields

Peru’s hydrocarbon legislation regarding oil and gas exploration and production activities includes, among others, the Hydrocarbon Organic Law and the regulations governing the qualification of petroleum companies; the exploration and production of hydrocarbons; the transportation of hydrocarbons; hydrocarbons pipelines and safety requirements in such activities.

The foregoing regulations define the roles of Peruvian government agencies which regulate the oil and gas industry; provides the framework for the promotion and development of hydrocarbon activities based on the principles of private-sector competition and access to all economic activities; and sets the safety and security standards as well as the legal proceedings for carrying out operations.

The Peruvian Constitution establishes that the government is the sole proprietor of underground hydrocarbons within its national territory. However, the Peruvian government has granted Perupetro, a state-owned company authorized to negotiate and enter into agreements for the exploration and/or production of hydrocarbons, the ownership right over the hydrocarbons extracted which allows Perupetro to enter into such agreements. Furthermore, the Peruvian Ministry of Energy and Mines, the Environmental Evaluation and Supervision Agency (“OEFA”) and OSINERGMIN constitute public entities that play an active role in oil and gas regulation.

The Peruvian Ministry of Energy and Mines is responsible for devising energy and mining policies; supervising activities in the energy and mining sectors; and promoting investments in those sectors. Within the Peruvian Ministry of Energy and Mines, the General Directorate of Hydrocarbons (DGH) is responsible for regulating the development of oil and gas fields and the General Directorate of Energy-Related Environmental Affairs (DGAAE) is responsible for reviewing and approving regulations related to environmental risks associated with hydrocarbon exploration and production activities.

OEFA is a public entity ascribed to the Peruvian Ministry of the Environment and is responsible for evaluating and ensuring compliance with applicable environmental rules covering hydrocarbon activities, as well as for sanctioning proceedings. OSINERGMIN is a public entity ascribed to the Presidency of the Council of Ministers’ office and is responsible for ensuring compliance with safety and security standards in the hydrocarbon industry, as well as for sanctioning proceedings. GMP is subject to the supervision, authority and regulations enacted by the foregoing agencies.

Regarding hydrocarbon exploration and production activities, companies are required to enter into either a licensing or a services agreement with Perupetro; other contractual arrangements are permitted with prior approval from the Peruvian Ministry of Energy and Mines. The foregoing agreements are governed by private law and must be approved by the Peruvian Ministry of Energy and Mines and the Peruvian Ministry of Economy and Finance. In licensing agreements, licensees obtain authorizations to explore and produce hydrocarbons in a determined area, are granted ownership over the extracted hydrocarbons and are subject to the payment of royalties. Licensees may trade the hydrocarbons with no limitations on sales prices, except in the event of a national emergency.

Services agreements grant contractors the right to perform hydrocarbon exploration and production activities in a determined area and receive compensation according to the production of hydrocarbons. The contractor is technically and financially responsible for the operations, but Perupetro maintains the ownership over the hydrocarbons extracted. These are the type of contracts GMP is party to, with respect to Block I and Block V.

Services agreements are intended for the development, production and transportation of hydrocarbons, as well as for certain storage activities. Services agreement commonly include a minimum performance schedule guaranteed by performance bonds and require corporate guarantees to be issued to secure the contractor’s compliance to the provisions established by the parties.

Additionally, a company must be qualified by Perupetro prior to entering into hydrocarbon exploration and production agreements. In order to qualify, a company must meet the standards under the Regulations on the Qualification of Petroleum Companies, requiring companies to demonstrate that they have the technical, legal and financial capacity to comply with all the obligations they will assume under the agreement with Perupetro. Such capacities are measured according to the characteristics of the area to be explored or produced, the expected investment required for the project, and the strict fulfillment of the rules regarding prior consultation, citizen participation and environmental issues related to the operation’s performance. Upon a positive evaluation, the company is issued a qualification certificate that allows it to initiate the negotiations of the agreement; notwithstanding the company remains responsible for obtaining all other licenses, permits and approvals required by applicable regulation.

Under the current regulation, 30 years is the maximum term of services agreements for the production of crude oil. On the other hand, natural gas and condensates-related services agreement have a maximum term of 40 years. Graña y Montero acts as GMP’s guarantor in both our Block I and Block V production services agreements.

GMP must comply with Supreme Decree No. 043-2007-EM for its activities relating to exploration and production of hydrocarbons. The Peruvian Ministry of Labor and Employment Promotion is the authority responsible for the supervision and enforcement of the foregoing rules. See “—Infrastructure—Peruvian Hydrocarbon Regulation—Environmental Regulation” for more information on environmental regulation applicable to the oil and gas sector.

Services to the Petroleum Industry

Peruvian regulation provides that all companies that enter into a service agreement with any company that holds a licensing or services agreement must be registered as a subcontractor in the Hydrocarbons Public Registry in case they render any of the following services: (i) geological studies, geophysical studies, petroleum engineering related to drilling operations, production and well services; or (ii) construction of oil pipelines, gas pipelines, refineries and their maintenance, and specialized transportation by land, air, sea or river. In order to register a company as a subcontractor in the Hydrocarbons Public Registry, prior authorization from the General Directorate of Hydrocarbons (DGH) of the Peruvian Ministry of Energy and Mines is required.

On June 1, 2004, GMP was included as a subcontractor for the petroleum industry in the Hydrocarbons Registry of Lima’s Public Registry of Legal Entities; such registry remains in force as of the date of this annual report.

Environmental Regulations

The Peruvian Ministry of Energy and Mines is responsible for enacting environmental regulation for the oil and gas sector. The Oil and Gas Environmental Protection Regulation, approved by Supreme Decree

No. 015-2006-EM, sets out the legal framework and specific rules applicable to the exploration, production, refinement, processing, transportation, commercialization, storage and distribution of hydrocarbons, with the aim of preventing, controlling and remedying the negative environmental impacts arising from the foregoing activities.

The Peruvian Ministry of the Environment establishes general rules applicable to different activities in several sectors, in contrast to the specific rules enacted by the Peruvian Ministry of Energy and Mines regarding the oil and gas sector. Environmental laws and regulations are enforced by the National Environmental Enforcement Agency, OEFA (Organismo de Evaluación y Fiscalización Ambiental) which was created in 2008. Sanctions range from warnings and fines to suspensions of activities and mitigation of environmental damages, among others. In this regard, a breach of the obligations contemplated in the Environmental Impact Assessments in the hydrocarbons sector may originate fines up to 30,000 Tax Units (approximately US$42 million) according to the applicable law.

The main environmental rules applicable to GMP’s hydrocarbon projects include:

•	filing environmental impact study or adopting the necessary measures to prevent and/or mitigate the environmental impact resulting from their activities;

•	meeting minimum size, environmental and safety requirements applicable to worksites;

•	handling and storing of hydrocarbons pursuant to safety and environmental requirements;

•	establishing programs to monitor environmental issues; and

•	providing training on environmental matters related to employee and personnel activities and responsibilities, especially with respect to regulations and procedures established for environmental protection and the environmental and legal consequences of non-compliance.

Operation of Terminals

In accordance with the Glossary, Acronyms and Abbreviations for the Hydrocarbons Subsector approved by Supreme Decree No. 032-2002-EM, a terminal is a facility that includes storage tanks, submarine lines or docks for receiving or dispatching liquid hydrocarbons and facilities related to activities of storage and reception and/or dispatch of liquid hydrocarbon from/to vessels.

Consorcio Terminales is a joint operation among GMP and Oiltanking Peru S.A.C. which currently operates nine of Petroperú’s terminals in Peru: (i) the South Terminals of Pisco, Mollendo, Ilo, Juliaca and Cuzco; and (ii) the North Terminals of Eten, Salaverry, Chimbote and Supe. Consorcio Terminales provides hydrocarbons handling and storage services in Peru for gasoline, aviation fuel and diesel, among others.

The operation of both the South and North Terminals, was granted through the “South Terminal Operation Agreement” and the “North Terminal Operation Agreement” (the “Operation Agreements”) dated February 2, 1998, by and among Petroperú and Consorcio Terminales. The Operation Agreements resulted from two tenders in accordance with Legislative Decree No. 674, and mandate that Consorcio Terminales, as operator of the terminals, be responsible for the storage, handling, additivation and dispatch of hydrocarbons in such facilities.

The initial term of the Operation Agreements was fifteen years; however the parties agreed to extend the duration of the agreement to an additional eighteen months ending in August 2014. The purpose of this extension was to undertake the additional investments that were necessary to satisfy the national demand increase and to perform operative and safety-related improvements to the facilities.

In executing its operations, Consorcio Terminales is committed to develop and follow a work program which must include an investment schedule. The work program performed included the installation of fire protection systems and loading systems, among others and was secured by a performance bond.

GMP’s activities as a part of Consorcio Terminales fall under the scope of the Hydrocarbons Storage Safety Regulation (Supreme Decree No. 052-93-EM). Consorcio Terminales is registered in the Hydrocarbon Registry of OSINERGMIN and is authorized to perform transportation activities such as loading and unloading hydrocarbons from vessels on the terminals. This regulation establishes the conditions under which GMP can operate and maintain storage facilities for hydrocarbons. For instance, the regulation specifies the technical requirements for storage systems, which vary depending upon the kinds of hydrocarbons stored. Moreover, pursuant to this regulation, GMP must establish procedures to minimize potential risks that these facilities present for employees, third parties and properties.

Gas Processing Plants

In accordance with the Glossary, Acronyms and Abbreviations for the Hydrocarbons Subsector approved by Supreme Decree No. 032-2002-EM, a processing plant is a facility where the natural characteristics of hydrocarbons are changed to break them into the different compounds that comprise them, as well as the subsequent transformations to convert the hydrocarbons into fuel of specific qualities and suitable for transportation. This includes the facilities where the impurities, hydrogen sulfide, carbon dioxide, water and hazardous components are removed from natural gas.

Our processing and fractionation activities fall under the scope of regulations governing hydrocarbons refinement and processing including regulations on the design, construction, operation and maintenance of refineries and hydrocarbons processing plants, the oil refining process, the manufacture of natural asphalts, oil and lubricants, basic petrochemical activities and the processing of natural gas and condensates. In order to comply with these regulations, GMP must take cautionary measures in order to protect the safety of its employees and its facilities, protect the environment, preserve energy resources and ensure the quality of the products or services it delivers. For instance, GMP’s plant operations must be authorized by the General Direction of Hydrocarbons and comply with fire safety regulations. In the event of an accident, GMP must notify the Peruvian Ministry of Energy and Mines, the Peruvian Ministry of Labor and the Peruvian Social Security Administration.

Terms of our Concessions

Our concessions are subject to certain terms and conditions established in each concession agreement. During the term of the concessions, we are responsible for the construction and maintenance of the infrastructure necessary to their operation. The concession agreements establish minimum capital stock requirements for our concessionaire subsidiaries as follows: US$15 million, US$8 million, US$0.8 million, S/.46 million and S/.100 million for Norvial, Survial, Canchaque, La Chira and the Lima Metro, respectively.

The concession agreements establish grounds for termination including mutual agreement of the parties thereto, force majeure and breach of certain contractual obligations. Additionally, in the case of La Chira and the Lima Metro, the agreement can be terminated unilaterally by the grantor, with the payment of compensation. On the expiration date, all of the assets that are essential for the operation of the concession are considered the state’s property and no compensation is paid to the concessionaire.

In the event that changes in legislation or regulations that are exclusively related to the financial conditions of the earnings and/or costs associated with the investment, operation or conservation of the infrastructure, affect the economic terms of the contract by 10% or more, the concession agreements set forth economic terms adjustment mechanisms aimed at restoring the economic and financial equilibrium. See “—Infrastructure— Principal Infrastructure Lines of Business.”

Real Estate

Since 1987, we have been operating in the Peruvian real estate sector. In 2008, we incorporated Viva GyM to concentrate the group’s activities in this sector including promoting and managing real estate projects including affordable housing and housing and commercial real estate projects.

Zoning Regulations

Article 79 of the Municipalities Organic Law (Law No. 27972) establishes that municipal governments are the exclusive authority responsible for approving urban and rural development plans, as well as the zoning of the urban areas under their jurisdiction. Peruvian regulation establishes that urban zoning refers to the division of a municipal jurisdiction in zones for specific usages, such as residential, commercial, industrial or mixed-use.

The main zoning rules applicable to our real estate projects include the following:

•	obtaining a construction license from the corresponding local municipality before commencing construction, reconstruction, conservation or repair of any property; and

•	obtaining an inspection certificate issued by INDECI (National Institute of Civil Defense), the entity in charge of supervising that companies comply with the National Construction Regulation nationwide.

Environmental Regulations

The Environmental Protection Regulation for real estate, urbanism, construction and regularization related projects (Supreme Decree No. 015-2012-VIVIENDA) sets out to prevent, mitigate, control and remedy negative environmental impacts that may arise from real estate developments. Prior to initiating construction works, companies are required to obtain an environmental authorization from the Housing, Urbanism, Regularization or Construction National Directorate of the Peruvian Ministry of Housing, Construction and Sanitation and to comply with the provisions set forth in the corresponding environmental impact assessment.

The main environmental rules applicable to our real estate projects include the following:

•	undertaking an environmental impact assessment; and

•	requesting the environmental classification of our projects, which depends on the environmental risks associated therewith.

Licenses

Article 10 of the Regulation of Urban Habilitation and Buildings Law, Law No. 29090 establishes the license requirements for urban habilitation and construction, depending on land size, the dimensions of the work to be undertaken and the financial target.

Upon completion of the real estate development and construction, as the case may be, the following requirements must be met:

•	for urban development, the reception of the works (recepción de la obra) must be requested to the corresponding municipal government in compliance with Article 19 of the Habilitation and Construction Law; and

•	for construction, the conformity of the works (conformidad de obra) must be requested to the corresponding municipal government in compliance with Article 28 of the Habilitation and Construction Law, accompanying the request with the construction plans and the construction statement (a description of the technical conditions and characteristics of the work performed).

Exclusive and Common Property Real Estate Units Regimes

The Regularization Buildings Factory Declaration Proceeding and Real Estate Units Regimen of Exclusive and Common Property Law (Law No. 27157) establishes the legal regime applicable to real estate comprised of assets with exclusive and common property, including, among others, (i) apartment buildings; (ii) condominiums; (iii) units under co-ownership; and (iv) commercial spaces, such as galleries and malls. The foregoing construction projects must include internal by-laws prepared or approved by the sponsor or builder, or by the owners with the vote of the majority of participating owners, the content of which is regulated in Article 42 of the Regularization Buildings Factory Declaration Proceeding and Real Estate Units Regimen of Exclusive and Common Property Law. Articles 40 and 41 of the foregoing law itemize the assets and services that qualify as common.

Owners of the real estate units have the opportunity to choose between the exclusive and common property regime, and the independent and co-ownership regime. The internal by-laws, the owner’s assembly minutes, all construction plans, architectural division plans, perimetric boundaries and the construction statement must be registered in the Real Estate Registry of the corresponding jurisdiction. Upon completion of the proper registries, units are registered independently from one another.

Fondo Mivivienda

The acquisition of affordable housing units developed by Viva GyM is often financed by Fondo Mivivienda S.A., a publicly owned financial institution established in 1998 by Law No. 26912, with the purpose of (i) promoting and financing the acquisition, bettering and construction of houses, especially those of social interest; (ii) carrying out activities related to the fostering of capital flows to the housing financing market; (iii) participating in the primary and secondary markets of mortgage credits; and (iv) contributing to the development of the capital markets.

Prevention of Money Laundering and Financing of Terrorism

SBS Resolution No. 486-2008, as amended from time to time, requires construction and real estate companies to implement a money laundering and terrorism financing prevention system, including appointing a compliance officer, setting a registry of operations and notifying the Financial Intelligence Unit of the SBS, the entity responsible for supervising and enforcing compliance to the resolution referred to herein, of any suspicious activity.

Technical Services

Public- and Private-Sector Contracts

Concar provides services in compliance with Peru’s State Contracting Law and its regulation approved by Supreme Decree No. 184-2008-EF, as amended, when dealing with public counterparties; and with the regulation set forth in the Civil Code when dealing with private counterparties. Such regulations establish the different types of selection processes which companies may undergo when contracting with the state, as well as the rules and conditions applicable to such processes. They also establish general rules applicable to contractual relationships among private parties. See “—Engineering and Construction” for more information on the applicable legal frameworks. Concar is registered with the Peruvian National Registry of Suppliers, required to act as supplier for public entities.

Intellectual Property

Certain operations of GMI and GMD are protected by Peruvian Copyright Law approved by Legislative Decree No. 822, specifically the engineering drawings and software registered in the INDECOPI Copyright Registry. However, the company’s business and profitability are not dependent on patents or licenses; industrial, commercial or financial contracts; or new manufacturing processes.

Dimension Testing Services

CAM Peru S.R.L. provides the dimension testing service of electrical meters, for which it must be a registered testing entity as provided by Technical and Commercial Regulations Commission Resolution No. 0065-1999/INDECOPI-CRT. As of the date of this annual report, Cam Peru S.R.L, is registered as an accredited dimension testing of electrical meters services provider. The pertaining registration can be renewed for consecutive periods, provided that a request is filled 60 days prior to expiration. If Cam Peru S.R.L. does not comply with the rules approved by the INDECOPI, said governmental authority may impose a suspension or revoke the registry.

C.	Organizational Structure

The following organizational chart sets forth our principal operating subsidiaries within our four business segments.

The following charts set forth the principal activities of each of our four business segments:

The following is a brief description of our principal operating subsidiaries:

•	Engineering and Construction:

•	GyM S.A. (“GyM”), incorporated in Peru, is one of the oldest and largest construction companies in Peru. Graña y Montero owns 93.6% of GyM; the remaining 6.3% is held by former and current company executives.

•	Stracon GyM S.A. (“Stracon GyM”), incorporated in Peru, provides services to the mining and construction industries. GyM owns 74.1% of Stracon GyM; the remaining 25.9% is held by Stracon S.A.C., an affiliate of a New Zealand contractor.

•	Ingeniería y Construcción Vial y Vives S.A. (“Vial y Vives”), incorporated in Chile, is an engineering and construction company specializing in the mining sector. GyM owns 80.4% of Vial y Vives; Inversiones VyV S.A., a company controlled by the founders of Vial y Vives who owns 12.3%; and the remaining 7.3% is held by company executives.

•	DSD Construcciones y Montajes, incorporated in Chile, is an engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sector in Chile and Latin America. GyM owns 66.3% and Vial y Vives (in which we own 80.4%) owns 24.4% of DSD Construcciones y Montajes; the remaining 9.3% is held mostly by Inversiones VyV SPA.

•	GMI S.A. (“GMI”), incorporated in Peru, is primarily engaged in engineering consultancy for projects in the mining, hydrocarbons, electrical, agricultural, industrial, tourism and transportation sectors. Graña y Montero owns 89.4% of GMI; 4.0% is held by current and former company executives; and the remaining 6.6% is held by third parties.

•	Infrastructure:

•	Toll Roads:

•	Norvial S.A. (“Norvial”), incorporated in Peru, is the concessionaire of the 183 km stretch between Ancón and Pativilca of the Panamericana Norte road. Graña y Montero owns 67.0% of Norvial and JJC Contratistas Generales S.A., a Peruvian construction company, owns the remaining 33.0%.

•	Survial S.A. (“Survial”), incorporated in Peru, is the concessionaire of the 750 km highway between Marcona and Urcos in Peru. Graña y Montero owns 99.9% of Survial.

•	Concesión Canchaque S.A. (“Canchaque”), incorporated in Peru, is the concessionaire of the 78 km highway between the towns of Buenos Aires and Canchaque in Peru. Graña y Montero owns 99.9% of Canchaque.

•	Concesionaria Vía Expresa Sur S.A. (“Vesur”), incorporated in Peru, is the concessionaire of the Via Expresa Sur highway which will connect downtown Lima city and the Panamericana Sur highway, through 4.5 kms. including 5 bridges, 2 connecting lines, 6 entrance ramps and 5 exit ramps. Graña y Montero owns 100% of Vesur.

•	Mass Transit:

•	GyM Ferrovías S.A. (“GyM Ferrovías”), incorporated in Peru, is the concessionaire of the Lima Metro. Graña y Montero owns 75.0% of GyM Ferrovías; the other 25.0% is held by Ferrovías S.A.C., a railway infrastructure company.

•	Water Treatment:

•	Concesionaria La Chira S.A. (“La Chira”), incorporated in Peru, is the concessionaire of La Chira waste water treatment plant in southern Lima, Peru. Graña y Montero owns 50.0% of La Chira; the other 50.0% is held by Acciona Agua S.A, an affiliate of a waste water treatment and distribution company.

•	Energy:

•	GMP S.A. (“GMP”), incorporated in Peru, is engaged in the oil and gas business and currently provides hydrocarbon extraction services to Perupetro S.A., a Peruvian state oil company; owns a gas processing plant; and, through a joint operation with a Peruvian affiliate of Oiltanking GmbH, operates nine fuel terminals in Peru. Graña y Montero owns 95.0% of GMP; the remaining 5.0% is held by a company executive.

•	Real Estate:

•	Viva GyM S.A. (“Viva GyM”), incorporated in Peru, is focused on the development and sale of affordable housing and housing, as well as other real estate projects such as office buildings and shopping centers. Graña y Montero directly owns 59.1% of Viva GyM, with GyM owning an additional 39.0%; and the other 1.9% is owned by company executives.

•	Inmobiliaria Almonte S.A.C. (“Almonte”), incorporated in Peru, is a real estate company which owns 800 hectares of land in southern Lima. Viva GyM owns 50.4% of Almonte; Inversiones Sur S.A., which is part of a Chilean economic group, owns 22.0%; and the other 27.6% is owned by third parties.

•	Technical Services:

•	GMD S.A. (“GMD”), incorporated in Peru, is a provider of IT services and business solutions. Graña y Montero owns 88.7% of GMD; 5.9% is held by company executives; and the remaining 5.5% is held by one of our directors.

•	Concar S.A. (“Concar”), incorporated in Peru, is engaged in the operation and maintenance of infrastructure assets. Graña y Montero owns 99.6% of Concar.

•	CAM Chile S.A. (“CAM”), incorporated in Chile, provides field and specialized electrical services in Chile as well as in Brazil, Colombia, and Peru. Graña y Montero owns 75.0% of CAM; and the other 25% is held by El Condor Combustibles S.A., which is part of a Chilean economic group.

D.	Property, Plant and Equipment

Approximately 89% of our assets is located in Peru, with the balance located primarily in Chile. At December 31, 2013, the book value of all our land (excluding real estate inventories) and buildings, machinery and equipment was US$340.7 million. We currently lease certain machinery and equipment from vendors. The term of our leasing contracts ranges from two to five years, depending on the nature of the equipment. Leased machinery and equipment are capitalized for accounting purposes. Our principal executive offices, which we lease, are located at Av. Paseo de la República 4667, Surquillo, Lima 34, Peru. We are constructing additional office space for our corporate use, which we expect to complete in the second quarter of 2014.

Insurance and Contingency Planning

We have insurance coverage for fire; strike, riot, malicious damage, vandalism and terrorism; loses or damages to construction machinery and equipment; destruction or disappearance of property; civil liability, including physical harm to third parties; professional liability; transportation; vehicle theft, collision, rollover, fire and accidents; and directors and officers liability. Additionally, we carry different policies for specific risks related to our business segments. Our management considers this coverage to be sufficient to cover probable losses and damages, taking into consideration the nature of our activities, the risks involved in our transactions and the advice of our insurance brokers.

We also have contingency plans in place in order to protect our company and the interests of our clients. In the event of an emergency, we have procedures in place designed to minimize any resulting interruption in service to our most critical business processes.

Moreover, in the event of an emergency, we have systems and procedures in place that minimize the impact of unplanned downtime to our IT services’ clients. Our data centers have redundant facility systems and infrastructure to provide continued operation on each of them, complying with international standards such as ISO/IEC 27001 and ISO 9001.

ITEM 4A.	Unresolved Staff Comments

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements included in this annual report. Our consolidated financial statements included in this annual report have been prepared in accordance with IFRS issued by the IASB. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth under “Part I. Introduction—Forward-Looking Statements” and “Item 3.D. Key Information—Risk Factors.”

A.	Operating Results

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2013, and the largest publicly traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2013, with strong complementary businesses in infrastructure, real estate and technical services. With 80 years of operations, we have a long track record of successfully completing the engineering and construction of many of the country’s landmark private and public sector infrastructure projects. Beginning in the mid-1980s, we decided to leverage our engineering and construction expertise into complementary lines of business. We have also undertaken the engineering and construction of large and complex projects outside our home market throughout our history. More recently, we decided to expand our activities into other key markets of the Latin American region through the acquisition of businesses with solid positions in those markets.

Factors Affecting Our Results of Operations

General

Peruvian and Chilean Economic Conditions

83.6%, 82.7% and 85.0% of our revenues in 2011, 2012 and 2013 were derived from activities in Peru. Accordingly, our results of operations are substantially affected by economic conditions in the country and our growth is driven in significant part by growth in the Peruvian economy. In addition, 8.8%, 12.6% and 10.6% of our revenues in 2011, 2012 and 2013 were derived from activities in Chile, primarily as a result of the acquisition of a controlling interest in CAM in February 2011. We expect our percentage of Chilean revenues to continue to grow as a result of our acquisition of Vial y Vives in October 2012 and DSD Construcciones y Montajes in August 2013.

The Peruvian economy has been one of the fastest growing economies globally, with the Peruvian real GDP growing at an average rate of 6.1% during the three years from 2011 to 2013 as a result of, among other factors, robust domestic demand and increased private and public investment. With increasing disposable income and an expanding middle class, private consumption grew at an average annual rate of 5.8% in real terms from 2011 to 2013. Also, during this period, private investment increased at an average annual rate of 9.9% in real terms, driven by an increase in projects primarily in the mining, oil and gas, energy, transportation, telecommunications and manufacturing sectors. Inflation in Peru, as measured by the change in the consumer price index, was 4.7% in 2011, 2.6% in 2012 and 2.9% in 2013. The nuevo sol appreciated versus the U.S. dollar by 4.0% and 5.4% in 2011 and 2012, and depreciated by 9.6% in 2013. Given its recent performance with regard to fiscal balance, debt/GDP ratio, net reserves and high liquidity, Peru’s sovereign debt is rated investment grade and was upgraded to BBB+ by S&P and Fitch in August 2013 and October 2013, respectively, and Baa2 by Moody’s in August 2012. According to the IMF the Peruvian economy is projected to grow at rates of 6.0% and 6.1% in 2014 and 2015, respectively.

The Chilean economy grew at an average annual rate of 5.2% during the three years from 2011 to 2013 in real terms, mainly driven by strong domestic demand. Total fixed investment grew at an annual average rate of 38.5% in real terms during the three years from 2011 to 2013. Inflation in Chile, as measured by the change in the consumer price index, was 4.4% in 2011, 1.5% in 2012 and 3.0% in 2013. The Chilean peso fluctuated versus the U.S. dollar, decreasing by 11.3% in 2011, increasing by 8.2% in 2012 and increasing by 9.3% in 2013. Chilean sovereign debt was rated A+ by Fitch in October 2013, AA- by S&P in December 2013 and Aa3 by Moody’s in October 2013, the highest sovereign debt ratings in Latin America.

From 2004 to 2009, our revenues grew at a CAGR of 19.1% under Peruvian GAAP, and from 2010 to 2013 our revenues grew at a CAGR of 33.6% (27.5% excluding acquisitions) under IFRS. We expect, but cannot assure you, that in the future our business will tend to grow in line with the performance of and investment in the end-markets we serve.

Fluctuations in Exchanges Rates

We estimate that in 2013, 31.6%, 59.8% and 8.6% of our revenues were denominated in nuevos soles, U.S. dollars and other currencies (principally Chilean pesos), respectively, while 67.2%, 24.2% and 8.6% of our cost of sales during the year were denominated in nuevos soles, U.S. dollars and other currencies. In addition, as of December 31, 2013, 18.2%, 72.8% and 9.0% of our total debt was denominated in nuevos soles, U.S. dollars and other currencies, respectively. Accordingly, fluctuations in the value of these currencies can materially affect our results of operations. When the nuevo sol appreciates against the U.S. dollar, our operating margins tend to decrease; when the nuevo sol depreciates against the U.S. dollar, our operating margins tend to increase. Conversely, the appreciation of the nuevo sol against the U.S. dollar tends to decrease our indebtedness and financial expenses as expressed in nuevos soles; and the depreciation of the nuevo sol against the U.S. dollar tends to increase our indebtedness and financial expenses as expressed in nuevos soles. We enter into derivatives, from time to time, to hedge part of our financial exposure to currency fluctuations. The value of the nuevo sol to the U.S. dollar appreciated in 2011 and 2012 and depreciated in 2013, which impacted our results of operations. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rates.”

We have included estimates of the approximate effects of fluctuations in exchange rates on our consolidated and segment revenues and costs of sales in “—Results of Operations.” These estimates were calculated based on daily average exchange rates and estimated aggregate revenues and cost of sales denominated in U.S. dollars and Chilean pesos, and were not calculated on a transaction by transaction basis. For additional information on the effect of exchange rate fluctuations on our results of operations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk.”

Cost of Labor, Third Party Services and Inputs

The largest components of our costs are: labor, which in 2013 represented 30.8% of our cost of sales and 46.8% of our administrative expenses; services provided by third parties, which in 2013 represented 30.6% of our cost of sales and 25.9% of our administrative expenses; and inputs (including raw materials), which in 2013 represented 22.9% of our cost of sales. For a breakdown of our cost of sales and administrative expenses, see note 25 to our audited annual consolidated financial statements included in this annual report.

Our cost of labor is influenced by, among other factors, the number of our employees, as well as inflation, competition we face for personnel in each of our business segments and the availability of qualified candidates. From 2011 to 2012 our personnel charges increased by 38.1%, and from 2012 to 2013 our personnel charges increased 4.7%. Services provided by third parties include: subcontracting in our E&C segment, such as carpentry work; advisory and consultancy work, including external audit and legal services; and renting of equipment. From 2011 to 2012 our costs related to services provided by third parties increased by 0.7%, and from 2012 to 2013 our costs related to services provided by third parties increased by 9.4%. The principal inputs we use are fuel, cement and steel, which in the aggregate represented a majority of our total input costs in 2013. Our costs for these inputs are affected by, among other factors, the growth of our operations, market prices, including global prices in the case of fuel, and transportation costs. We do not have long-term contracts for the supply of our key inputs. From 2011 to 2012, our input costs increased by 46.5%, and from 2012 to 2013 our input costs decreased by 0.4%. These increases in our costs during the years from 2011 to 2013 were primarily due to our acquisition of a controlling interest in CAM in February 2011 and high organic growth in our business. Excluding the acquisition of CAM, our personnel charges, costs related to services provided by third parties and input costs in the aggregate increased by 28.4% in 2012 and by 10.7% in 2013.

Acquisitions

We acquired a 75.0% interest in CAM in February 2011 for US$10.8 million, after post-closing adjustments. In 2013, CAM represented 8.6% of our consolidated revenues, 8.5% of our consolidated gross profit and 5.9% of our consolidated operating profit. The inclusion of CAM has increased our revenues and diversified our company in geographic terms; however, it has also impacted our consolidated gross margins as CAM’s gross margins tend to be significantly lower than those of our other business lines, reducing our consolidated gross margin by 136 basis points in 2012 and 100 basis points in 2013. In 2011, as a result of the excess of the fair value of the assets and liabilities we acquired in the CAM acquisition over the consideration paid, we recognized a gain of S/.45.2 million, which is reflected in “gain from business combination.” In 2012 and 2013, we reversed provisions amounting to S/.68.0 million and S/.13.7 million, respectively, relating to labor and tax contingencies and trade liabilities that we had reflected on our balance sheet in connection with the CAM acquisition because we determined that the underlying contingencies and liabilities had become remote, expired or been resolved; these reversals are reflected under “other income (expenses).” For further information, see notes 27 and 31 to our audited annual consolidated financial statements included in this annual report.

In addition, we acquired a 74.0% interest in Vial y Vives in October 2012 for US$55.6 million and an additional 6.4% interest in Vial y Vives between June and August 2013 for US$3.4 million. Accordingly, Vial y Vives’ results are only fully reflected in our results of operations for two months in 2012 and for the full year in 2013. In 2013, Vial y Vives represented 3.1% of our consolildated revenues, 5.2% of our consolidated gross profit and 3.7% of our consolidated operating income. The inclusion of Vial y Vives further increased and diversified our revenues, in addition to complementing our expertise in the E&C mining sector; however, the historic operating margins of Vial y Vives have tended to be lower than those of our E&C segment because of its relatively higher administrative expenses.

In August 2013, we acquired an 86.0% interest in DSD Construcciones y Montajes for US$37.2 million. DSD Construcciones y Montajes is an entity domiciled in Chile whose main business activities are electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants in Chile and Latin America. This acquisition is part of our plan to increase our presence in markets that present high growth potential, such as Chile, and in attractive industries, such as energy and mining. Accordingly, DSD Construcciones y Montajes results are only reflected in our results of operations for four months in 2013.

In December 2013, we acquired from one of the TGP’s shareholders, Pluspetrol, an additional 1.04% interest in TGP paying a consideration of US$20 million (equivalent to S/.56.1 million). Together with the acquisition of the 1.04% interest, we acquired from Pluspetrol on behalf of the CPPIB an additional indirect interest of 11.34% in TGP. The investment for US$217 million was funded entirely by CPPIB. The risk and rewards of the entire investment are assumed by CPPIB. In January 2014, we sold a 10.4% equity interest in TGP to CPPIB for US$200 million, and we also sold a 0.9% equity interest to Corporación Financiera de Inversiones for US$17.3 million. As a result, we hold a 1.6% equity interest in TGP. See “Item 5.E Off-Balance Sheet Arrangements.” Additionally, we reached an agreement with CPPIB, for the purchase of a 51% equity interest in COGA, the operator of TGP, for a total amount of US$25.5 million. CPPIB will also sell 30% of COGA to Enagás, and will retain 19%. This purchase is still pending and we cannot assure you that we will be able to consummate the transaction. For a description of our alliance with CCPIB, see “Item 4.B. Information on the Company—Business Overview—Infrastructure.”

In December 2013, we acquired an additional 16.9% interest in Norvial from the former shareholder Besco S.A. for S/.51.4 million (US$18.4 million). This increases our stake in Norvial to 67.0%.

Cyclicality

Our Engineering and Construction segment is cyclical as a result of being closely linked to the conditions, performance and growth of the end-markets we serve, which include, among others, the mining, power, oil and gas, transportation, real estate and other infrastructure sectors in Peru, as well as the mining sector in Chile. These industries tend to be cyclical in nature and tend to be affected by factors such as macroeconomic conditions, climate conditions, the level of private and public investment, the availability of credit, changes in laws and regulations and political and social stability. As a result, although downturns impact our entire company, our Engineering and Construction segment has historically been subject to periods of very high and low demand. For example, between 2000 and 2003, there was a significant decline in activity in the Peruvian real estate and construction sectors, which consequently affected our and our competitors’ business and financial performance during that time. The mining and oil and gas sectors, in particular, are also driven by worldwide demand for the underlying commodities, including, among others, silver, gold, copper, oil and gas, which can be affected by such other factors as global economic conditions and geopolitical affairs. Furthermore, prevailing prices and expectations about future prices for minerals or oil and gas, costs of exploration, production and delivery of product and similar factors can have a significant impact on our clients’ exploration and production activities and, as a result, on their demand for our engineering and construction services.

Our Real Estate segment is also cyclical and is significantly affected by changes in general and local economic conditions, such as employment levels and job growth, availability of financing for home buyers, interest rates, foreclosure rates, inflation, consumer confidence and housing demand. In addition, in our Infrastructure segment, our Energy line of business is cyclical and affected by global supply and demand for oil.

Seasonality

Our business, on a consolidated basis, has not historically experienced seasonality. In our Infrastructure segment, we have experienced moderate seasonality at (i) Norvial, due to heightened vehicular traffic activity during the summer season in the first quarter of the year, and (ii) GMP’s gas processing plant, which typically closes for maintenance during the rainy season in the first quarter of the year, as demand for gas is lower during this time.

Engineering and Construction

The principal driver of our E&C results is economic growth in Peru, particularly private and public investment in the country’s mining, power, oil and gas, transportation, real estate and other infrastructure sectors. See “—Peruvian and Chilean Economic Conditions.”

Appropriate pricing and budgeting of our engineering and construction projects is also key to our results of operations in our E&C segment and can be affected by such factors as competition, direct negotiations with clients as opposed to competitive bidding processes, the accuracy of our estimation of project costs and unexpected cost overruns. The types of contracts in this segment consist of cost-plus fee, unit price, lump-sum and EPC contracts. For a description of our E&C contracts, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts.” The nature of our contractual arrangements can affect our margins, both because, depending on the type of contract, the burden of cost overruns may be placed on the client or on us, and because certain contractual arrangements tend to have lower gross margins. For the years from 2011 to 2013, our E&C segment has trended towards contractual arrangements that pose less risk for us (i.e., cost—plus fee and, to a lesser extent, unit price), which provide more stability to our results but lower gross margins. The types of contractual arrangements we enter into in our E&C segment vary significantly from period to period.

Infrastructure

Traffic and Fees for Toll Roads

The majority of our toll roads revenues derive from the Norvial concession. Unlike our other toll road concessions, our revenues from the Norvial concession depend on traffic volume. Traffic volume on the Norvial road increased 7.4% from 2011 to 2012 and 5.0% from 2012 to 2013 (based on vehicle equivalents, as defined in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial”) and such increases are largely driven by economic activity levels in Peru. For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that takes into account the nuevo sol/U.S. dollar exchange rate and Peruvian and United States inflation. Under our Survial and Canchaque road concessions, our revenues consist of annual fees paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the roads, which can vary depending on the amount of road maintenance required due to road wear and tear.

Under the Norvial concession, we are required to expand certain stretches of the highway, by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage is expected to begin in second quarter of 2014. We estimate that Norvial’s capital investment for the second stage will be approximately US$105 million.

Mass Transit

We generate revenue from our Lima Metro concession based on kilometers travelled per train, with the fee per kilometer, the number of trains required to be in operation and the number of kilometers that we are required to travel established by the terms of the concession. Our revenues do not depend on passenger traffic volume. Our results in this concession are directly influenced by the timely acquisition, set up, reliability and proper operation of our trains as well as by the timing of the government’s completion of the 12.1 kilometer second stretch of Line One (which is being constructed by a joint operation in which our E&C segment participates). In the second half of 2011, we incurred expenses during the pre-operation phase of the Lima Metro, a period during which we did not generate revenues. In 2012, we generated losses as a result of the limited number of trains (five) we initially operated. In 2013, we also generated losses as a result of delays in the start of operations of new trains, which was postponed because of delays in approvals from the Ministry of Transportation. However, during the fourth quarter of 2013, with a larger quantity of trains in operation, our results improved and generated operating profits for the year. We currently have 14 trains in operation (including two backup trains), of which nine are new. We have received the remaining trains and we expect these additional trains to start operating once the second tranche of Line One is completed, which according to the government is estimated for the third quarter of 2014. As of December 31, 2013, GyM Ferrovías has spent a total of S/.549.8 million (US$196.6 million) in capital expenditures in connection with the Lima Metro.

Energy

A significant part of the revenues in our Infrastructure segment depends on global prices for oil. Under our hydrocarbon extraction service contracts, we are entitled to a variable fee, which is based on the level of production of each field and a basket of international crude oil prices. Historically, oil prices have been volatile and are likely to be volatile again in the future. During 2011, 2012 and 2013, average Brent crude prices were approximately US$111.26, US$111.65 and US$108.64 per barrel and the average fee we received in these years was US$84.00, US$86.13 and US$84.99 per barrel of extracted oil, respectively. Because our activities are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I and over 50 years in the case of Block V, our oil production depends primarily on the level of our capital expenditures undertaken for drilling and production purposes.

Our gas processing plant has a long-term delivery and gas processing and fractionation contract with Empresa Eléctrica de Piura S.A. (“EEPSA”), a thermal power generation subsidiary of the Endesa group. Under the contract, EEPSA delivers wet natural gas that it purchases from onshore and offshore gas operators in the area. We are responsible for all operating costs of the gas processing plant but are entitled to keep revenues from the sale of all resulting natural gas liquids to third parties after delivery of all dry gas and payment of a variable royalty to EEPSA. Volumes processed by our gas processing plant depend upon gas volumes demanded by EEPSA for its gas-fired turbines, which can vary significantly. Prices for natural gas liquids can also fluctuate significantly and are affected by market prices for crude oil. We processed 31.4 MMcf per day during 2011, 26.3 MMcf per day during 2012 and 18.1 MMcf per day during 2013. This decline in the gas we processed at our plant is due to increased use of hydroelectric power in the country as a result of higher rainfall.

In connection with our fuel storage terminal business, under a contract with Petroperú, we receive revenues related to monthly reserved volume in storage tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). These fees are adjusted annually to account for U.S. inflation. Our fuel storage activities are carried out under a 15-year contract, which expires in August 2014. Consequently, the results of operations of our Infrastructure segment will be adversely affected if this contract is not extended or renewed. For a description of the revenues and Adjusted EBITDA contribution of our fuel storage terminal business, see “Item 4.B. Information on the Company—Business Overview—Infrastructure—Energy.”

Awarding and Timing of Infrastructure Concessions and Government Contracts

The results of operations of our Infrastructure segment are affected by our ability to win new concessions and government contracts, which depend in part on government policies and our ability to compete effectively. We currently have six concessions as well as long-term government contracts in this segment, including the concession for Via Expresa Sur, the terms of which was agreed in August 2013. Joint operations in which we participate have been awarded two additional concessions, and are currently negotiating the respective contracts, for the expansion of another major highway within the city of Lima and for an irrigation project in Peru. We believe these concessions will increase the results of operations of our Infrastructure segment. However, we cannot assure you that we will be able to negotiate these contracts on favorable terms or at all. In addition, our government contract to operate nine fuel storage terminals is scheduled to expire in August 2014, and we cannot assure you that it will be extended or renewed on favorable terms or at all.

Our results in our Infrastructure segment are also affected by the timing of the commencement of operations under our concessions, as well as when we are required to undertake significant capital investments or major construction works under the terms of our concessions. Under our Norvial and Lima Metro concessions, we are required to undertake capital investments during the initial years of the concessions for which we are compensated throughout the term of the concessions by our toll rate in the case of the Norvial concession and tariffs in the case of the Lima Metro concession. Under our Survial, Canchaque and La Chira concessions, we generate revenues in our Infrastructure segment from our construction activities during the pre-operational phase, and once operations commence we generate revenues from fees related to operation and maintenance. Survial, Canchaque and La Chira have financed their construction costs through the sale of government certificates of construction to financial institutions at a discount from face value. Certificates of construction are negotiable instruments that the Peruvian government typically delivers upon completion of each stage of a project and which entitle the holder to receive payment from the government equal to the capital investment made in the corresponding stage upon completion of the entire project. Accordingly, the results of our Infrastructure segment may be affected by the discount rates obtained on the sale of government certificates of construction. For more information on our obligations and compensation under our concessions, see “Item 4.B. Information on the Company—Business Overview—Infrastructure.”

Real Estate

The results of operations of our Real Estate segment are driven by the number of units we develop and deliver in a reporting period, our mix of unit sales (affordable housing versus housing), unit prices, land purchase prices and our costs of construction. These results are also affected by a number of factors that may impact the Peruvian real estate sector as a whole, including: the availability of government subsidies for affordable housing; prices of suitable land in particular areas; regulation of real estate development imposed by national, regional and local laws and regulators, and the time required to obtain applicable construction permits and licenses; the unemployment rate and wage levels; prevailing interest rates and availability of financing; the supply in the market; the level of customer interest in our new projects; and our costs, such as the price of labor, materials, insurance, taxes and other public charges. We delivered 1,244, 1,368 and 1,757 units in 2011, 2012 and 2013, respectively.

The results of operations of our Real Estate segment are also significantly affected by our sales of land parcels. Due to the appreciation of land prices in Peru, and because we record our land holdings at book value (i.e., without marking to market), our recent land sales have resulted in high margins.

In addition, the net profit attributable to controlling interests of our Real Estate segment is significantly affected by the financing and commercial arrangements we use to purchase land and to develop real estate projects. Depending on the level of non-controlling interests used to finance our real estate projects, our Real Estate segment tends to have significant net profit attributable to non-controlling interests. See “—Results of Operations—General—Real Estate.”

Technical Services

The results of operations of our Technical Services segment, especially our activities relating to IT and electricity networks services, are affected by the economic growth of the countries in which we operate. As companies expand in response to economic growth, they tend to outsource certain activities in order to focus on their core businesses.

Our results in the operation and maintenance of infrastructure assets depend on our ability to obtain contracts from the government or infrastructure concessionaires, such as those in our Infrastructure segment, which depend on government policies and our ability to compete effectively. We obtained three public-sector road contracts at the end of 2010 as well as three new public-sector road contracts at the end of 2012; however, two public sector road contracts expired in December 2012 and were not renewed until May and June, respectively, of 2013, and, as a result, impacted our results of operations during 2013. We typically obtain higher revenues from these contracts during the commencement of services as we bring the road to proper operating condition, and lower revenues at the end of the contract term as services wind down.

The results of operations of our Electricity Networks Services are affected by our ongoing restructuring of the business after our acquisition of a controlling interest in CAM in February 2011.

Critical Accounting Estimates and Judgments

Estimates and judgments used in connection with the preparation of our financial statements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Accounting Estimates and Assumptions

We make estimates and assumptions concerning our future economic performance. These estimates and assumptions are required to be made because the information used in the presentation of the financial information is currently not available, is dependent on future events, or cannot be calculated with a high degree of accuracy. The resulting accounting estimates will, by definition, seldom equal the related actual results. If outcomes in the next fiscal year are much different than current assumptions, a material adjustment might be required to the carrying amount of the assets and liabilities. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in subsequent years are addressed below.

Estimated Impairment of Goodwill

Goodwill arises from the acquisition of subsidiaries and represents the excess of the cost of acquisition over the fair value of the acquiree’s net identifiable assets at the acquisition date.

Impairment reviews are undertaken annually, or more frequently if there is an undertaking event, to determine if goodwill arising from business acquisitions has suffered any impairment, in accordance with the policy described in note 2.16 to our audited annual consolidated financial statements included in this annual report. For this purpose, goodwill is attributed to the different cash-generating units to which it relates. The recoverable amount of the cash-generating units has been determined based on its value-in-use calculations. This evaluation requires the exercise of our management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including the preparation of future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

Value-in-use is usually determined on the basis of discounted estimated future net cash flows. Determination as to whether and how much an asset is impaired involves our management’s estimates of highly uncertain matters such as future commodity prices, the effects of inflation on operating expenses, discount rates, production profiles and the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas and refined products.

If we experience a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of business units might decrease. If our management determines the factors that reduce the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of the business units and, therefore, goodwill may be deemed to be impaired, which may cause a write-down of goodwill to be necessary.

As of December 31, 2013, based on the impairment tests performed by our management, no goodwill impairment losses were required to be recognized because the recoverable amount of the cash-generating units subject to testing was substantially higher than their related carrying amounts. We have not had any impairment to goodwill over the last three years.

The most significant assumptions are gross margin, growth rate and discount rate which are included in note 17 of our audited annual consolidated financial statements included in this annual report. We have performed a sensitivity analysis on the gross margin and discount rate which is included below:

a) Gross Margin: our fair value is significantly above its book value. If the gross margin were adjusted down by 10%, the fair value would be 188% higher than the book value; conversely, if the gross margin were adjusted up by 10%, the fair value would be 262.5% higher than book value. Therefore our businesses would still be greater than the book value even under a significant decline in our gross margin and we would not need to impair our goodwill.

b) Discount rate: our fair value is significantly above our book value. If the discount rate were adjusted down by 10%, the fair value would be 193% higher than the book value; conversely, if the discount rate were adjusted up by 10%, the fair value would be 264% higher than book value. Therefore our businesses would still be greater than the book value even under a significant upward adjustment to the discount rate and we would not need to impair our goodwill.

Income Taxes

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. We seek legal tax counsel’s advice before making any decision on tax matters. Although our management considers its estimates to be prudent and appropriate, differences of interpretation may arise with the Peruvian tax authorities which may require future tax adjustments.

Deferred tax assets and liabilities are calculated by taking the temporary differences of the tax basis of assets and liabilities and the financial statement basis using the tax rates in effect for each of the years in which the differences are expected to reverse. Any change in tax rates will affect the deferred tax assets and liabilities. This change will be recognized in income in the period the change takes effect.

Our management makes estimates for our deferred income tax asset valuation allowance. This allowance may be increased or decreased if we determine it to be more likely than not that our valuation allowance needs to be adjusted. If a tax position is not more likely than not to ultimately be realized, no tax benefit is recorded.

We base estimates for the valuation allowance on all available evidence which includes historical data, projected income, current operations and tax planning strategies. The deferred tax asset is supported by the assumption that we will continue to generate income in the future. If our management determines that in the future revenues will not be sufficient to cover the deferred tax asset, we would adjust the valuation account for deferred income tax asset.

Our maximum exposure related to tax contingencies amounts to S/.35.9 million.

Percentage-of-Completion Revenue Recognition

Revenue from construction contracts is recognized under the percentage-of-completion method which requires the final margin from construction contracts to be estimated. Projections of these margins are performed by our management based on work execution budgets and adjusted periodically based on updated information reflecting the actual performance of work. The estimated contract revenue and total cost estimates are reviewed often as work advances and change orders are initiated and approved. In this regard, our management considers that the estimates made as of December 31, 2013 are reasonable. When unapproved change orders are presented, revenue is recognized equal to costs incurred (no profit component recognized) until the additional work has been approved.

Contract revenue is recognized as revenue in the income statement in the accounting periods in which the work is performed. Contract costs are recognized as cost of sales in the income statement in the accounting period in which the work to which they relate is performed. However, any expected and probable excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately. Furthermore, any changes in contract estimates are recognized as a change in accounting estimates and recognized in the period the change is made and in future periods, as applicable. In certain construction contracts, the terms of these agreements allow for an amount to be withheld by the clients until construction has been completed. Under these contracts the full amount may not be recognized until the next operating cycle. As of December 31, 2011, 2012 and 2013, a sensitivity analysis was performed considering a 10% increase or decrease in our gross margin (i.e., gross profit as a percentage of revenues). As of December 31, 2013, a 10% positive or negative change in our gross margin would result in a S/.46.7 million increase or decrease, respectively, in our profit before taxes.

Provision for Well Closure Costs

We estimate the present value of our future obligation for well closure costs, and increase the carrying amount of the asset that will be withdrawn in the future and that is reflected under “intangibles” in our statement of financial position. The discount pre-tax rate used for the present value calculation was 2.74%, based on the 10-year bond rate as of December 2013 (1.78% as of December, 2012). On December 31, 2013, the present value of the estimated provision for closure activities for the 83 wells amounted to S/. 4.85 million (S/.4.9 million as of December, 2012 for closure activities for the 85 wells). Subsequently, this liability is attributed to profit or loss during the useful life of the assets that gave rise to it. The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from revisions of either the date of occurrence or the amount of the present value of the obligations originally estimated.

If, at December 31, 2013, the estimated rate would have increased or decreased by 10%, with all variables held constant, the pre-tax profit for the year would result in a S/.59 million increase or decrease, respectively.

During 2013, we recorded S/.0.5 million, charged to the intangible asset account, credited to the well closure liability. This is to reflect estimated obligations to close productive wells included in the service agreements for Blocks I and V. This provision is increased monthly and charged to results, on an incremental value basis.

Critical Judgments in Applying Accounting Policies

Consolidation of Entities in Which We Hold Less Than 50% -

We own certain direct and indirect subsidiaries that we control even though we have less than 50% of the voting rights. These are mainly related to indirect subsidiaries in our Real Estate segment that are owned through Viva GyM, where, even though we hold an interest between 30% and 50%, we have the ability to influence the activities that mostly impact such subsidiaries’ returns. Additionally, we have de facto control of Promotora Larcomar S.A. in which we hold 42.8% of equity interest, considering the fact there is no history of other shareholders forming a group to exercise their votes collectively.

New Accounting Pronouncements, amendments and interpretations

New and Amended Standards Adopted by us in 2013

The following standards have been adopted by us for the first time for our 2013 financial statements. Most of the impact of the adoption of these standards was restricted to presentation and disclosures in our financial statements:

•	Amendment to IAS 1, “Financial Statement Presentation,” regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in “other comprehensive income” on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

•	IFRS 10, “Consolidated Financial Statements,” builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

•	IFRS 11, “Joint arrangements,” focuses on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where the investors have contractual rights and obligations on the assets and liabilities; a joint operator accounts for its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement; joint ventures are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted.

•	IFRS 12, “Disclosures of Interests in Other Entities,” includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off-balance sheet vehicles.

•	IFRS 13, “Fair Value Measurement,” aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

•	IAS 19, “Employee Benefits,” was revised in June 2011. The changes on our accounting policies has been as follows: to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset).

•	Amendment to IFRS 7, “Financial Instruments: Disclosures,” on asset and liability offsetting. This amendment includes new disclosures to facilitate comparison between those entities that prepare IFRS financial statements to those that prepare financial statements in accordance with US GAAP.

New Standards and Interpretations Not Yet Effective and Not Early Adopted

•	IFRS 9, “Financial Instruments,” addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

•	IFRIC 21, “Levies,” sets out the accounting for an obligation to pay a levy that is not an income tax. The interpretation addresses what the obligation event is that gives rise to pay a levy and when a liability should be recognized.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a significant impact on our financial statements.

Results of Operations

General

Accounting for Subsidiaries, Joint Operations and Associated Companies

Results of our subsidiaries, joint operations and associated companies are reflected in our financial results. We refer to our subsidiaries as those entities over which we exercise control. We consolidate the results of our subsidiaries in our financial statements and we reflect the profit corresponding to the minority interests in our subsidiaries under “profit attributable to non-controlling interests” in our income statement. We refer to business activities in which we share control with unrelated entities as joint operations. Our joint operations are conducted through an agreement with a third party to carry out specific projects. We contribute our assets to these projects and derive revenue from their use. In our financial statements we recognize, in relation to our interest in a joint operation, our assets and liabilities, including our share of any asset or liability we hold jointly with our partner, as well as our share of revenue and expense from the joint operation. We refer to our associated companies as those entities over which we have significant influence but do not control. We reflect the results of our associated companies under the equity method of accounting in our financial statements under the line item “share of the profit and loss in associates” in our income statement. For further information, see note 2.2 to our audited annual consolidated financial statements included in this annual report.

On March 1, 2012, as a result of our acquisition of control of Stracon GyM, we began to consolidate Stracon GyM’s results and reflect net profit attributable to the non-controlling interests with respect to the other owner of the company in our income statement. Prior to that date, the business operated by Stracon GyM was a joint operation, and, accordingly, we accounted for our share of revenue and expenses from Stracon GyM along with our assets and liabilities, including our share of any of the assets we held jointly, in our financial statements and did not reflect any non-controlling interests. For further information, see notes 27 and 31 to our audited annual consolidated financial statements included in this annual report.

Intersegment Transactions

Some of our segments from time to time provide services to our other segments. In 2013, we obtained 2.2% of the revenues in our E&C segment from the construction of La Chira waste water treatment plant for our Infrastructure segment and the construction of real estate for our Real Estate segment; 30.3% of the revenues in our operation and maintenance of infrastructure assets line of business derived from services provided to Norvial, Survial, Canchaque and the Lima Metro; and 3.7% of the revenues in our IT services line of business derived from IT and outsourcing services provided to several of our other lines of businesses. Accordingly, in such circumstances, the segment providing services recognizes revenues and the segment receiving such services recognizes costs of sales relating to the services provided. For example, in the case of La Chira, in which our E&C segment provides services to our Infrastructure segment, our E&C segment recognizes revenues and our Infrastructure segment recognizes costs of sales with respect to the fees charged by our E&C segment for those services. In consolidation, these intersegment revenues and cost of sales are eliminated in our financial results. Nonetheless, our Infrastructure segment, in particular, may recognize gross profits or losses based on the difference between the fees the segment charges in accordance with concession terms and costs it incurs relating to services provided by our other segments. For more information on our segments, see note 6 to our audited annual consolidated financial statements.

Engineering and Construction

We obtain revenues in our E&C segment from the engineering and construction services we provide to our clients, which we recognize under the percentage-of-completion method of accounting. For further information, see note 2.25 to our audited annual consolidated financial statements included in this annual report. We receive unrestricted client advances in a substantial majority of our E&C projects, on average equal to approximately 16% of the contract price, which we record as an account payable. We typically invoice our clients on a periodic basis as each project progresses, deducting from the related advances on a proportional basis. For further information, see note 20 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in our E&C segment includes labor, subcontractor expenses, materials, equipment, and project-specific general expenses.

Infrastructure

In our Infrastructure segment, we recognize revenues and cost of sales as follows:

(1) Toll Roads:

•	For Norvial, we obtain revenues for toll fees collected, minus deductions required to be transferred to the government as described in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial,” which we recognize upon receipt. Cost of sales for Norvial include fees paid to third parties (primarily our subsidiary Concar) for operation and maintenance services as well as the amortization of the road concession registered as an intangible asset in our financial statements; and

•	For Survial and Canchaque, we obtain revenues for routine and periodic maintenance services, which we recognize in the period in which the services are performed. Cost of sales for Survial and Canchaque include fees paid to third parties (primarily our subsidiary Concar) for operation and maintenance services. We do not recognize the Survial and Canchaque concessions as intangible assets and therefore do not amortize the concessions.

For further information, see notes 2.16(c) and 17 to our audited annual consolidated financial statements included in this annual report.

(2) Mass Transit: We obtain revenues from our Lima Metro concession based on a tariff per kilometer traveled by our trains in operation in accordance with a schedule established in our concession agreement, which we recognize in the period in which the services are performed. Under the concession, the tariff is comprised of three components: (i) fees related to our operation and maintenance services; (ii) fees related to the Peruvian government’s repayment of the amounts we invest to purchase trains and other infrastructure for the Peruvian government; and (iii) fees related to interest we charge the Peruvian government in connection with the amounts we invest to purchase such trains and other infrastructure. In 2013, the fees related to items (i), (ii) and (iii) were S/.82.6 million, S/.0.0 million and S/.33.3 million, respectively. We only recognize in our income statement the portion of the tariff that relates to items (i) and (iii). We record the amounts paid by us that relate to item (ii) as long-term accounts receivables from the Peruvian government. Accordingly, tariff payments received relating to item (ii) reduce our accounts receivables but do not impact our income statement, and we do not amortize our investments in our income statement as our investment in the concession is recorded as an account receivable with the government rather than a depreciable investment. For further information, see note 10 to our audited annual consolidated financial statements included in this annual report. Cost of sales for the Lima Metro include fees paid to third parties (primarily our E&C segment, our subsidiary Concar and other subcontractors) for construction and operation and maintenance services, energy, and our financing costs related to the purchase of trains.

(3) Water Treatment: Beginning in March 2012, we obtained revenues from the engineering design and construction of La Chira waste water treatment plant, which we recognize based on the percentage-of-completion method of accounting. Once the plant begins operations, which is expected to occur at the beginning of 2015, we will obtain revenues only for operation and maintenance services, which we will recognize in the period in which the services are performed. During the construction phase, cost of sales for La Chira includes fees paid to third parties, primarily our E&C segment, for engineering and construction services. During the operation phase, cost of sales for La Chira will include personnel charges and maintenance of infrastructure.

(4) Energy: We obtain revenues from extraction services related to oil and gas production, fuel storage services, and the sale of natural gas liquids derived from our gas processing and fractionation services, which we recognize in the period in which the services are performed and, in the case of sale of natural gas liquids, when the sale is made. Cost of sales for our energy line of business includes labor, materials, amortization of oil wells, depreciation of the gas plant, maintenance and general expenses.

Real Estate

We obtain revenues in our Real Estate segment from sales of affordable housing and housing units, commercial buildings and land parcels, which we recognize at the time of delivery of the unit or building and, in the case of land parcels, at the time of the sale. We typically pre-sell our affordable housing and housing units prior to and during construction, and use the related proceeds we receive to finance the construction of the units. These pre-sale funds are restricted and released from escrow to us periodically as construction progresses. Our Real Estate cost of sales includes the cost to purchase land, costs of architectural design and construction (which usually includes payments to third parties, primarily our E&C segment), licensing and permit costs, personnel costs, and fees to third parties related to sanitation or electrical engineering. In 2013, our cost of land that is allocated to units delivered during these periods amounted to S/.40.1 million. We recognize land purchases as inventory, and, accordingly, do not mark-to-market the value of our land for changes in fair value. For further information, see note 14 to our audited annual consolidated financial statements included in this annual report.

In our Real Estate segment, we have significant net profit attributable to non-controlling interests. We hold a significant portion of our land bank through Almonte in which we have a 50.4% interest, and we consolidate Almonte’s results in our financial statements. In addition, we undertake a significant number of our real estate projects through entities in which we may have a majority interest, co-equal interest or minority interest; when we have control over these entities, we consolidate their results in our financial statements regardless of whether we own a majority of the capital. Furthermore, in connection with our affordable housing projects, we generally partner with real estate investment funds and insurance companies that provide between 60% and 70% of the total capital required to purchase the land and cover certain pre-construction costs in exchange for equity in the project. Although we typically own a minority interest in these projects, we consolidate their results in our financial statements because we exercise control over the project. Accordingly, we reflect the profit corresponding to our real estate partners under net profit attributable to non-controlling interests in our income statement. See “—Accounting for Subsidiaries, Joint Operations and Associated Companies.”

Technical Services

In our Technical Services segment, we recognize revenues and cost of sales as follows:

(1) Operation and Maintenance of Infrastructure Assets: We obtain revenues from our operation and maintenance of infrastructure assets line of business for the operation and maintenance services we provide to the government and concessionaires (currently concessions within our Infrastructure segment), which we recognize in the period in which the services are performed. We receive unrestricted advances with respect to our service contracts with the government, that vary from approximately 10% to 30% of the contract price, which we record as an account payable. We typically invoice our clients on a periodic basis as the project progresses, deducting from the related advances on a proportional basis. For further information, see note 20 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in this line of business includes personnel costs, services provided by third parties, machinery and other materials (primarily trucks), and depreciation of equipment utilized to provide services.

(2) IT Services: We obtain revenues from our IT services line of business for IT and outsourcing services we perform for government and private sector clients, which we recognize in the period in which the services are performed. Our IT services cost of sales includes personnel costs, services provided by third parties, equipment and other materials, depreciation of equipment utilized to provide services, and amortization of software.

(3) Electricity Networks Services: We obtain revenues from the electrical services we provide to our clients, which we recognize in the period in which the services are performed. Our cost of sales in this line of business includes personnel costs, services provided by third parties, machinery and other materials (primarily trucks and meters), and depreciation of equipment utilized to provide services.

Comparison of Results of Operations of 2012 and 2013

The following table sets forth the components of our consolidated income statement for 2012 and 2013.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Revenues	5,231.9	5,967.3	14.1
Cost of sales	(4,519.8)	(4,962.7)	9.8

Gross profit	712.1	1,004.6	41.1
Administrative expenses	(257.2)	(361.8)	40.7
Other income (expenses)	75.9	26.0	(65.7)
Other (losses) gains, net	(0.3)	(0.7)	133.3
Profit from sale of investments	—	5.7	N/M

Operating profit	530.6	673.8	27.0
Financial (expense) income, net	(10.3)	(112.4)	991.3
Share of profit and loss in associates	0.6	33.6	5,500.0

Profit before income tax	520.8	595.0	14.2
Income tax	(154.6)	(182.4)	18.0

Net profit	366.3	412.6	12.7
Net profit attributable to controlling interest	290.0	320.4	10.5
Net profit attributable to non-controlling interest	76.3	92.2	20.8

Revenues

Our total revenues increased by 14.1%, or S/.735.4 million, from S/.5,231.9 million for 2012 to S/.5,967.3 million for 2013. This increase was due mainly to growth in our E&C segment, primarily due to an increase in contract mining, as a result of the timing of the development stages of the mining projects and, to a lesser extent, the revenues of Vial y Vives and DSD Construcciones y Montajes, companies acquired in October 2012 and August 2013, respectively. In addition, we experienced growth in our Infrastructure segment, primarily due to an increase in revenues from the Lima Metro, as a result of the increase in trains in operation, and Survial, as a result of higher levels of mantainance for the road, as well as growth in our Real Estate segment, primarily due to an increase in units delivered.

We estimate that fluctuations among the nuevo sol and the U.S. dollar and the Chilean peso between the 2012 and 2013 resulted in an increase in our consolidated revenues, as expressed in nuevos soles, of approximately S/.318.9 million, or 5.3%, during 2013, as the nuevo sol depreciated against the U.S. dollar by approximately 9.6% and appreciated against the Chilean peso by approximately 0.4%.

The following table sets forth a breakdown of our revenues by segment for 2012 and 2013.

	Year ended December 31,
	2012		2013		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	3,524.6	67.4	4,075.1	68.3	15.6
Infrastructure	524.5	10.0	681.0	11.4	29.8
Real Estate	240.1	4.6	313.7	5.3	30.7
Technical Services	1,083.3	20.7	1,169.1	19.6	7.9
Corporate	44.7	0.9	51.5	0.9	15.2
Eliminations	(185.2)	(3.5)	(323.1)	(5.4)	74.5

Total	5,231.9	100.0	5,967.3	100.0	14.1

Cost of Sales

Our total cost of sales increased by 9.8%, or S/.442.9 million, from S/.4,519.8 million for 2012 to S/.4,962.7 million for 2013. This increase was related to the growth in our revenues.

We estimate that fluctuations among the nuevo sol and the U.S. dollar and the Chilean peso between 2012 and 2013 resulted in an increase in our consolidated cost of sales, as expressed in nuevos soles, of approximately S/.107.2 million, or 2.2%, during 2013.

Gross Profit

Our gross profit increased by 41.1%, or S/.292.5 million, from S/.712.1 million for 2012 to S/.1,004.6 million for 2013. Our gross margin for 2013 was 16.8% compared to 13.6% for 2012. This increase in our gross margin was mainly due to higher gross margins in our E&C segment, primarily due to higher margins in contract mining activities as a result of the stage of execution of certain projects, our Technical Services segment, primarily due to higher margins in CAM as a result of the improvement of operating processes implemented since its acquisition and higher margins in the units delivered in our Real Estate segment.

The following table sets forth a breakdown of our gross profit by segment for 2012 and 2013.

	Year ended December 31,
	2012		2013		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	408.0	57.3	560.1	55.7	37.3
Infrastructure	172.6	24.2	186.8	18.6	8.2
Real Estate	86.7	12.2	113.7	11.3	31.1
Technical Services	103.9	14.6	179.2	17.8	72.5
Corporate	(0.0)	0.0	(4.0)	(0.4)	N/M
Eliminations	(59.2)	(8.3)	(31.1)	(3.1)	(47.5)

Total	712.1	100.0	1,004.7	100.0	41.1

Administrative Expenses

Our administrative expenses increased by 40.7%, or S/.104.6 million, from S/.257.2 million for 2012 to S/.361.8 million for 2013, primarily due to the consolidation of Vial y Vives and DSD Construcciones y Montajes, in which we acquired controlling interests in October 2012 and August 2013, respectively, and which increased our administrative expenses by S/.13.5 million; the increase of administrative expenses in the E&C segment is in line with the growth in revenues in this segment; and, to a lesser extent, an increase in administrative expenses in our Technical Services segment as a result of the preparation of concession bids. As a percentage of revenues, our administrative expenses grew to 6.1% in 2013 from 4.9% in 2012.

Other Income (Expenses)

Our other income (expenses) decreased S/.49.9 million, from S/.75.9 million for 2012 to S/.26.0 million for 2013. This decrease was primarily due to a lower reversal of provisions in connection with the CAM acquisition from S/.68.0 million in 2012 to S/.13.6 million in 2013. For further information, see “—Factors Affecting Our Results of Operations—Acquisitions.”

Operating Profit

Our operating profit increased 27.0% or S/.143.3 million, from S/.530.5 million for 2012 to S/.673.8 million for 2013. Our operating margin (i.e., operating profit as a percentage of revenues) was 11.3% for 2013 compared to 10.1% for 2012. Despite the increase in administrative expenses in our E&C and Technical Services segments and lower other income (expenses), our operating profit increased in 2013 due to higher gross profit, mainly in our E&C and Real Estate segments.

The following table sets forth a breakdown of our operating profit by segment for 2012 and 2013.

	Year ended December 31,
	2012		2013		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	247.6	46.7	352.9	52.4	42.5
Infrastructure	139.6	26.3	153.0	22.7	9.6
Real Estate	67.6	12.7	94.2	14.0	39.3

	Year ended December 31,
	2012		2013		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Technical Services	72.2	13.6	71.4	10.6	(1.1)
Corporate	4.4	0.8	(12.8)	(1.9)	(390.9)
Eliminations	(0.9)	(0.2)	15.3	2.3	(1,800.0)

Total	530.5	100.0	674.0	100.0	27.0

Business Segments

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 6 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Revenues	3,524.6	4,075.1	15.6
Gross profit	408.0	560.1	37.3
Operating profit	247.6	352.9	42.5

Revenues. Our E&C revenues increased 15.6%, or S/.550.5 million, from S/.3,524.6 million for 2012 to S/.4,075.1 million for 2013, primarily due to the growth in revenues in our contract mining and civil works activities and, to a lesser extent, the S/.187.3 million in revenues from Vial y Vives and S/.84.6 million in revenues from DSD Construcciones y Montajes in 2013, in which we acquired controlling interests in October 2012 and August 2013, respectively. Excluding revenues from Vial y Vives and DSD Construcciones y Montajes, our E&C revenues increased 8.7% in 2013 as compared to 2012.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2012 and 2013 resulted in an increase in our E&C revenues, as expressed in nuevos soles, of approximately S/.277.3 million, or 6.8%, during 2013.

The following describes variations in our E&C revenues by business activities, types of contracts and end-markets:

E&C Activities: For 2013, approximately 6.4%, 17.8%, 29.5%, 29.3% and 17.0% of our E&C revenues were derived from: engineering services; electromechanic construction; civil construction; contract mining; and building construction activities, respectively. For 2012, approximately 5.0%, 25.0%, 32.4%, 18.8% and 18.7% of our E&C revenues were derived from: engineering services; electromechanic construction; civil construction; contract mining; and building construction activities, respectively. Despite variations in the proportional weight of our various E&C activities, the revenues derived from each of our E&C activities increased in absolute terms during 2013, with contract mining increasing significantly due to an increase in project awards. For a description of our E&C business activities, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Principal Engineering and Construction Activities”;

E&C Contracts: For 2013, approximately 53.0%, 30.9%, 7.3% and 8.8% of our E&C revenues were derived from: cost-plus fee; unit price; lump-sum; and EPC contracts, respectively. For 2012, approximately 37.9%, 48.5%, 5.0% and 8.6% of our E&C revenues were derived from: cost-plus fee; unit price; lump-sum; and EPC contracts, respectively. During 2013 we continued to derive significant revenues from cost-plus fee and unit price contracts, with a significant increase in cost-plus fee contracts. For a description of our contractual arrangements, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts” and “—Factors Affecting our Results of Operations—Engineering and Construction”; and

E&C End-Markets: For 2013, approximately 54.5%, 17.1%, 7.6%, 6.6%, 9.3%, 4.4% and 0.6%, of our E&C revenues were derived from: mining; real estate buildings; power; oil and gas; transportation; water and sewage; and other end-markets, respectively. For 2012, approximately 40.0%, 18.7%, 16.2%, 8.6%, 9.4%, 2.2% and 4.8%, of our E&C revenues were derived from: mining; real estate buildings; power; oil and gas; transportation; water and sewage; and other end-markets, respectively. During 2013 we experienced growth in the revenues from the mining end-market, and we maintain substantially similar levels in real estate buildings and transportation end-markets. Revenues in 2013 derived from the power and oil and gas end-market decreased in comparison with 2012.

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit. Our E&C gross profit increased 37.3%, or S/.152.1 million, from S/.408.0 million for 2012 to S/.560.1 million for 2013. Our E&C gross margin for 2013 was 13.7% compared to 11.6% for 2012. This increase in E&C gross margin was due to both the growth in revenue in this segment as well as higher margins in contract mining due to the stage of execution of certain projects, as we typically obtain higher margins during the early stages of these projects.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2012 and 2013 resulted in an increase in our E&C cost of sales, as expressed in nuevos soles, of approximately S/.78.6 million, or 2.2%, during 2013.

Operating Profit. Our E&C operating profit increased 42.5%, or S/.105.3 million, from S/.247.6 million for 2012 to S/.352.9 million for 2013. Our E&C administrative expenses increased 36.3%, or S/.58.1 million, which resulted in administrative expenses as a percentage revenues of 5.3% for 2013 compared to 4.5% for 2012, due in part to the consolidation of Vial y Vives and DSD Construcciones y Montajes, in which we acquired a controlling interest in October 2012 and August 2013, respectively, in addition to an increase of administrative expenses in line with the growth of revenues for the period. Our E&C operating profit for 2013 was positively impacted by S/.10.5 million in other income, mainly resulting from the reversal of provisions amounting to S/.4.8 million relating to labor contingencies in Vial y Vives and S/.1.1 million from the recovery of insurance claims in Stracon GyM. Our E&C operating margin for 2013 was 8.7% compared to 7.0% for 2012.

In addition, our E&C segment had S/.42.0 million in profit from minority interests held by Vial y Vives in several of its projects undertaken in Chile, as well as the minority participation of GyM in Viva GyM reflected under “share of profit and loss in associates” in our audited annual consolidated financial statements.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Revenues	524.5	681.0	29.8
Gross profit	172.6	186.8	8.2
Operating profit	139.6	153.0	9.6

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Toll Roads	123.3	195.9	58.9
Mass Transit	73.1	118.5	62.1
Water Treatment	41.0	45.5	11.0
Energy	287.0	321.1	11.9

Total	524.5	681.0	29.8

Our Infrastructure revenues increased 29.8% or S/.156.5 million, from S/.524.5 million for 2012 to S/.681.0 million for 2013. The variation in our Infrastructure revenues principally reflected the following:

•	Toll Roads: a 58.9%, or S/.72.6 million, increase in revenues, from S/.123.3 million for 2012 to S/.195.9 million for 2013, due to a 5.0% increase in vehicular traffic in Norvial and higher levels of mantainance of Survial since June 2013;

•	Mass Transit: a 62.1%, or S/.45.4 million, increase in revenues, from S/.73.1 million for 2012 to S/.118.5 million for 2013, primarily due to the increase of trains in operation from five trains in 2012 to 14 trains (including two backup trains) beginning in July and September 2013;

•	Water Treatment: a 11.0%, or S/.4.5 million, increase in revenues, from S/.41.0 million for 2012 to S/.45.5 million for 2013, primarily due to progress in the construction of the La Chira waste water treatment plant; and

•	Energy: a 11.9%, or S/.34.1 million, increase in revenues, from S/.287.0 million for 2012 to S/.321.1 million for 2013 primarily due to a 10.8% growth in our barrel daily production (BDP 1,775 vs BDP 1,1601 in 2012) resulting from increased drilling of wells and the performance of certain wells, while the international oil prices remained relatively stable (average price per basket of oils of US$ 107.4 bbl vs. US$ 107.9 bbl), partially offset by lower processing levels at the our gas processing plant which declined from 9,597.5 MMcf during 2012 to 6,603.4 MMcf in 2013 due to higher hydroelectric production rather than termic production in the country.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2012 and 2013 resulted in an increase in our Infrastructure revenues, as expressed in nuevos soles, of approximately S/.32.9 million, or 4.9%, during 2013.

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Toll Roads	53.3	66.5	24.7
Mass Transit	(2.7)	19.7	828.5
Water Treatment	11.2	3.2	(71.6)
Energy	110.8	97.5	(12.0)

Total	172.6	186.8	8.2

Our Infrastructure gross profit increased 8.2%, or S/.14.2 million, from S/.172.6 million for 2012 to S/.186.8 million for 2013. Our Infrastructure gross margin was 27.4% for 2013 compared to 32.9% for 2012. The variation in our Infrastructure gross profit principally reflected the following:

•	Toll Roads: a 24.7%, or S/.13.2 million, increase in gross profit, from S/.53.3 million for 2012 to S/.66.5 million for 2013. This increase was primarily due to the increase in revenues from Norvial and the periodic maintenance of Survial. Our Toll Roads gross margin was 33.9% for 2013 compared to 43.2% for 2012.

•	Mass Transit: a 828.5%, or S/.22.4 million increase in gross profit, from a S/.2.7 million gross loss for 2012 to S/.19.7 million gross profit for 2013, primarily due to an increase in revenues, due to an increase in trains in operation beginning in July 2013.

•	Water Treatment: a 71.6%, or S/.8.0 million, decrease in gross profit for 2013, from S/.11.2 million gross profit for 2012 to S/.3.2 million gross profit for 2013, primarily due to the costs related to the construction of the La Chira waste water treatment plant. Our Water Treatment gross margin was 7.0% for 2013 compared to 27.3% for 2012. Our water treatment gross margin was impacted due to the inclusion of certain financial costs in cost of sales.

•	Energy: a 12.0%, or S/.13.3 million, decrease in gross profit, from S/.110.8 million for 2012 to S/.97.5 million for 2013, primarily due to the lower processing levels in the gas processing plant. Our Energy gross margin was 30.4% for 2013 compared to 38.6% for 2012.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Toll Roads	47.0	59.8	27.1
Mass Transit	(10.7)	12.4	216.3
Water Treatment	9.7	3.0	(69.0)
Energy	93.6	77.8	(16.9)

Total	139.6	153.0	9.6

Our Infrastructure operating profit increased 9.6%, or S/.13.4 million, from S/.139.6 million for 2012 to S/.153.0 million for 2013. Our Infrastructure operating margin was 22.5% for 2013 compared to 26.6% for 2012. The variation in our Infrastructure operating profit principally reflected the following:

•	Toll Roads: a 27.1%, or S/.12.8 million, increase in operating profit, from S/.47.0 million for 2012 to S/.59.8 million for 2013, primarily due to the increase in gross profit in Norvial and Survial. Our Toll Roads operating margin was 30.5% for 2013 compared to 38.2% for 2012.

•	Mass Transit: a 216.3%, or S/.23.1 million, increase in operating profit, from an operating loss of S/.10.7 million for 2012 to an operating profit of S/.12.4 million for 2013, primarily due to the increase in gross profit.

•	Water Treatment: a 69.0%, or S/.6.7 million, decrease in operating profit, from S/.9.7 million for 2012 to an operating profit of S/.3.0 million for 2013, due to the decrease in gross profit. Our Water Treatment operating margin for 2013 was 6.6% compared to 23.6% for 2012.

•	Energy: a 16.9%, or S/.15.8 million, decrease in operating profit, from S/.93.6 million for 2012 to S/.77.8 million for 2013, primarily due to the decrease in gross profit. Our Energy operating margin was 24.2% for 2013 compared to 32.6% for 2012.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Revenues	240.1	313.7	30.7
Gross profit	86.7	113.7	31.1
Operating profit	67.6	94.2	39.3

Revenues. Our Real Estate revenues increased 30.7%, or S/.73.6 million, from S/.240.1 million for 2012 to S/.313.7 million for 2013. This increase was primarily due to a 29.0% increase in the number of affordable housing units delivered, with 1,619 units delivered in 2013 compared to 1,255 units delivered in 2012. This increase in delivered units is due to the timing of completion of units.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2012 and 2013 resulted in an increase in our Real Estate revenues, as expressed in nuevos soles, of approximately S/.2.5 million, or 0.8%, during 2013.

Gross Profit. Our Real Estate gross profit increased 31.1%, or S/.27.0 million, from S/.86.7 million for 2012 to S/.113.7 million for 2013, mainly as a result of the increase in the number of affordable housing units delivered. Our Real Estate gross margin was 27.0% for 2013 compared to 31.1% for 2012.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2012 and 2013 resulted in an increase in our Real Estate cost of sales, as expressed in nuevos soles, of approximately S/.2.6 million, or 1.3%, during 2013.

Operating Profit. Our Real Estate operating profit increased 39.3%, or S/.26.6 million, from S/.67.6 million for 2012 to S/.94.2 million for 2013, primarily as a result of the increase in our Real Estate gross profit.

Technical Services

The table below sets forth selected financial information related to our Technical Services segment.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Revenues	1,083.3	1,169.1	7.9
Gross profit	103.9	179.2	72.5
Operating profit	72.2	71.4	(1.1)

Revenues. The table below sets forth the breakdown of our Technical Services revenues by principal lines of business.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	242.8	428.9	76.6
IT Services	208.0	226.4	8.8
Electricity Networks Services	632.5	513.8	(18.8)

Total	1,083.3	1,169.1	7.9

Our Technical Services revenues increased 7.9%, or S/.85.8 million, from S/.1,083.3 million for 2012 to S/.1,169.1 million for 2013. The variation in our Technical Services revenues principally reflected the following:

•	Operation and Maintenance of Infrastructure Assets: a 76.6%, or S/.186.1 million, increase in revenues, from S/.242.8 million for 2012 to S/.428.9 million for 2013, primarily due to the increase in revenues from three road maintenance contracts that were awarded at the end of 2012 and the periodic maintenance of Survial;

•	IT Services: a 8.8%, or S/.18.4 million, increase in revenues, from S/.208.0 million for 2012 to S/.226.4 million for 2013, primarily as a result of the increase in IT outsourcing service and application outsourcing, specifically software factory projects; and

•	Electricity Networks Services: a 18.8%, or S/.118.7 million, decrease in revenues, from S/.632.5 million for 2012 to S/.513.8 million for 2013, primarily due to the closure of CAM’s electrical products sales division as part of our restructuring of the business.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2012 and 2013 resulted in an increase in our Technical Services revenues, as expressed in nuevos soles, of approximately S/.8.0 million, or 1.2%, during 2013. We estimate that fluctuations among the nuevo sol and the Chilean peso between 2012 and 2013 resulted in a decrease in our Technical Services revenues, as expressed in nuevos soles, of approximately S/.1.8 million, or 0.4%, during 2013.

Gross Profit. The table below sets forth the breakdown of our Technical Services gross profit by principal lines of business.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	41.2	46.3	12.4
IT Services	39.0	47.1	20.5
Electricity Networks Services	23.7	85.9	261.6

Total	103.9	179.2	72.4

Our Technical Services gross profit increased 72.4%, or S/.75.2 million, from S/.103.9 million for 2012 to S/.179.2 million for 2013. Our Technical Services gross margin was 15.3% for 2013 compared to 9.6% for 2012. The variation in our Technical Services gross profit principally reflected the following:

•	Operation and Maintenance of Infrastructure Assets: a 12.4%, or S/.5.1 million, increase in gross profit, from S/.41.2 million for 2012 to S/.46.3 million for 2013, primarily due to the increase in revenues, partially offset by an increase in the cost of sales due to higher costs in regional Cuzco roads as a result of ongoing discussions with the regional government. Our Operation and Maintenance of Infrastructure Assets gross margin was 10.8% for 2013 compared to 16.9% for 2012;

•	IT Services: a 20.5%, or S/.8.0 million, increase in gross profit, from S/.39.0 million for 2012 to S/.47.1 million for 2013, primarily related to growth in revenues and, in particular, higher margin services. Our IT Services gross margin was 20.8% for 2013 compared to 18.8% for 2012; and

•	Electricity Networks Services: a 261.6%, or S/.62.1 million, increase in gross profit, from S/.23.7 million for 2012 to S/.85.9 million for 2013, primarily due to better margins as a consequence of the improvement in the operating processes implemented since the acquisition of CAM. Our Electricity Networks Services gross margin was 16.7% for 2013 compared to 3.8% for 2012.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2012 and 2013 resulted in an increase in our Technical Services cost of sales, as expressed in nuevos soles, of approximately S/.10.3 million, or 1.8%, during 2013. We estimate that fluctuations among the nuevo sol and the Chilean peso between 2012 and 2013 resulted in an decrease in our Technical Services cost of sales, as expressed in nuevos soles, of approximately S/.1.5 million, or 0.4%, during 2013.

Operating Profit. The table below sets forth the breakdown of our Technical Services operating profit by principal lines of business.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	18.1	12.4	(31.5)
IT Services	18.6	19.4	4.3
Electricity Networks Services	35.5	39.6	11.5

Total	72.2	71.4	(1.1)

Our Technical Services operating profit decreased 1.1%, or S/.0.8 million, from S/.72.2 million for 2012 to S/.71.4 million for 2013. Our Technical Services operating margin for 2013 was 6.1% compared to 6.7% for 2012. The variation in our Technical Services operating profit principally reflected the following:

•	Operation and Maintenance of Infrastructure Assets: a 31.5%, or S/.5.7 million, decrease in operating profit, from S/.18.1 million for 2012 to S/.12.4 million for 2013, primarily due to an increase in costs related to the preparation of infrastructure concession bids. Our Operation and Maintenance of Infrastructure Assets operating margin was 2.9% for 2013 compared to 7.5% for 2012;

•	IT Services: a 4.3%, or S/.0.8 million, increase in operating profit, from S/.18.6 million for 2012 to S/.19.4 million for 2013, primarily due to the increase the gross profit, partially offset by an increase in administrative expenses. Our IT Services operating margin was 8.6% for 2013 compared to 8.9% for 2012; and

•	Electricity Networks Services: a 11.5%, or S/.4.1 million, increase in operating profit, from S/.35.5 million for 2012 to S/.39.6 million for 2013, primarily due to an increase in gross profit, partially offset by lower reversal of provisions in 2013 (S/.13.6 million) than in 2012 (S/.68.0 million) in connection with the CAM acquisition which offset the increase in gross profit between the two periods, as described in “—Factors Affecting Our Results with Operation—Acquisitions.” Our Electricity Network Services operating margin was 7.7% for 2013 compared to 5.6% for 2012.

Financial (Expense) Income, Net

Our net financial expense increased S/.102.1 million from net financial expenses of S/.10.3 million in 2012 to net financial expenses of S/.112.4 million in 2013. Excluding foreign exchange differences, our net financial expense increased 33.8%, or S/.10.6 million, from net financial expenses of S/.31.4 million for 2012 to net financial expenses of S/.42.0 million for 2013. This increase was primarily due to financial expenses from our syndicated loan, which we repaid in September 2013. Our exchange difference, net decreased S/.91.5 million, from a gain of S/.21.1 million for 2012 to a loss of S/.70.4 million for 2013. This decrease is due to both the depreciation of the nuevo sol against the U.S. dollar from 2012 to 2013, as well as our higher U.S. dollar liabilities in 2013.

Share of Profit and Loss in Associates

Our share of profit and loss in associates increased S/.33.0 million from a profit of S/.0.6 million in 2012 to a profit of S/.33.6 million in 2013. This increase is primarily due to the results from engineering and construction projects in which Vial y Vives, which we acquired in October 2012, has a minority participation.

Income Tax

Our income tax increased 18.0%, or S/.27.8 million, from S/.154.6 million for 2012 to S/.182.4 million for 2013. This increase in income tax was primarily due to an increase in profit before tax. Our effective tax rates for 2012 and 2013 were 29.7% and 30.7%, respectively.

Net Profit

Our net profit increased 12.7%, or S/.46.4 million, from S/.366.2 million for 2012 to S/.412.6 million for 2013. Net profit attributable to controlling interests increased 10.5%, while net profit attributable to non-controlling interests increased 20.8%. Net profit attributable to non-controlling interests increased primarily as a result of the consolidation of Vial y Vives for a complete year in 2013 and consolidation of DSD Construcciones y Maquinaria for the last two months of 2013, which were not included in 2012. See “—General—Accounting for Subsidiaries, Joint Operations and Associated Companies.”

Comparison of Results of Operations for 2011 and 2012

The following table sets forth the components of our consolidated income statement for 2011 and 2012.

	Year ended December 31,
	2011	2012	Variation
	(in millions of S/.)%
Revenues	4,241.3	5,231.9	23.4
Cost of sales	(3,609.5)	(4,519.8)	25.2

Gross profit	631.7	712.1	12.7
Administrative expenses	(199.6)	(257.2)	28.9
Other income (expenses)	4.3	75.9	1,665.1
Profit from the sale of investments	4.8	—	N/M
Other (losses) gains, net	(2.8)	(0.3)	(89.3)
Gain from business combination	45.2	—	N/M

Operating profit	483.6	530.6	9.7
Financial (expense) income, net	(6.2)	(10.3)	66.1
Share of profit and loss in associates	0.2	0.6	200.0

Profit before income tax	477.6	520.8	9.0
Income tax	(141.4)	(154.6)	9.3

Net profit	336.2	366.3	9.0
Net profit attributable to controlling interest	289.1	290.0	0.3
Net profit attributable to non-controlling interest	47.1	76.3	62.0

Revenues

Our total revenues increased by 23.4%, or S/.990.6 million, from S/.4,241.3 million for 2011 to S/.5,231.9 million for 2012. This increase was due to growth in each of our business segments, particularly our E&C segment.

We estimate that fluctuations among the nuevo sol and the U.S. dollar and the Chilean peso between 2011 and 2012 resulted in a decrease in our consolidated revenues, as expressed in nuevos soles, of approximately S/.168.9 million, or 3.1%, during 2012, as the nuevo sol appreciated against the U.S. dollar by approximately 4.2% and the nuevo sol depreciated against the Chilean peso by approximately 4.9%.

The following table sets forth a breakdown of our revenues by segment for 2011 and 2012.

	Year ended December 31,
	2011		2012		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	2,784.2	65.6	3,524.6	67.4	26.6
Infrastructure	404.2	9.5	524.5	10.0	29.7
Real Estate	152.3	3.6	240.1	4.6	57.6
Technical Services	977.0	23.0	1,083.3	20.7	10.9
Corporate	39.8	0.9	44.7	0.9	12.2
Eliminations	(116.2)	(2.7)	(185.2)	(3.5)	59.4

Total	4,241.3	100.0	5,231.9	100.0	23.4

Cost of Sales

Our total cost of sales increased by 25.2%, or S/.910.3 million, from S/.3,609.5 million for 2011 to S/.4,519.8 million for 2012. This increase was primarily related to the growth in our revenues and, to a lesser extent, an increase in costs in our Technical Services segment, as described below.

We estimate that fluctuations among the nuevo sol and the U.S. dollar and the Chilean peso between 2011 and 2012 resulted in a decrease in our consolidated cost of sales, as expressed in nuevos soles, of approximately S/.113.5 million, or 2.4%, during 2012.

Gross Profit

Our gross profit increased by 12.7%, or S/.80.3 million, from S/.631.7 million for 2011 to S/.712.1 million for 2012. Our gross margin for 2012 was 13.6% compared to 14.9% for 2011. This decrease in our gross margin was primarily due to the full year impact of CAM in our Technical Services segment which reduced our margins in that segment and resulted in a decrease of 140 basis points in our consolidated gross margin; changes in the mix of contracting arrangements in our E&C segment with the proportion of less risky contracts for us (i.e., cost-plus fee and, to a lesser extent, unit price) increasing, thereby depressing our margins in that segment; and lower production and prices at our gas processing plant in our Infrastructure segment; partially offset by higher margins in our Real Estate segment. Our gross margin was also adversely affected due to expenses relating to the pre-operation phase of the Lima Metro during the second half of 2011, a period during which we did not generate revenues, and, in 2012, as a result of the limited number of trains we operated during the first year of operation.

The following table sets forth a breakdown of our gross profit by segment for 2011 and 2012.

	Year ended December 31,
	2011		2012		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	329.3	52.1	408.0	57.3	23.9
Infrastructure	146.2	23.1	172.6	24.2	18.1
Real Estate	45.3	7.2	86.7	12.2	91.3
Technical Services	109.7	17.4	103.9	14.6	(5.2)
Corporate	2.0	0.3	(0.03)	0.0	(101.3)
Eliminations	(0.7)	(0.1)	(59.2)	(8.3)	8,357.1

Total	631.7	100.0	712.1	100.0	12.7

Administrative Expenses

Our administrative expenses increased by 28.9%, or S/.57.6 million, from S/.199.6 million for 2011 to S/.257.2 million for 2012, primarily due to the expansion of our administrative structure to support the growth of our business in each of our segments, particularly in our E&C segment. As a percentage of revenues, our administrative expenses grew to 4.9% in 2012 from 4.7% in 2011.

Other Income (Expenses)

Our other income (expenses) increased S/.71.6 million, from S/.4.3 million for 2011 to S/.75.9 million for 2012. This increase was primarily due to the reversal in 2012 of S/.72.8 million in provisions recognized in connection with our acquisition of a controlling interest in CAM. In addition, in 2011, we recognized a S/.45.2 million gain from sale of business combination in connection with the excess of the fair value of the assets and liabilities acquired in the CAM acquisition over the consideration paid, which is reflected under “gain from business combination.” For further information, see “—Factors Affecting Our Results of Operations—Acquisitions” and notes 27 and 31(c) to our audited annual consolidated financial statements included in this annual report.

Operating Profit

Our operating profit increased 9.7%, or S/.47.0 million, from S/.483.6 million for 2011 to S/.530.6 million for 2012. Our operating margin (i.e., operating profit as a percentage of revenues) was 10.1% for 2012 compared to 11.4% for 2011, reflecting the decrease in gross margin, as well as higher administrative expenses in 2012 in our E&C segment relating to our acquisition of Vial y Vives; and extraordinary income in 2011 for Concar in our Technical Services segment arising from a S/.7.2 million arbitration award related to the Arequipa-Matarani road. Excluding the effects of the CAM acquisition, our operating profit increased by 8.1% and our operating margin for 2012 was 10.13% compared to 11.4% for 2011.

The following table sets forth a breakdown of our operating profit by segment for 2011 and 2012.

	Year ended December 31,
	2011		2012		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	227.5	47.0	247.6	46.7	8.8
Infrastructure	118.3	24.5	139.7	26.3	18.1
Real Estate	34.9	7.2	67.6	12.7	93.7
Technical Services	89.4	18.5	72.2	13.6	(19.2)
Corporate	(8.9)	(1.8)	4.4	0.8	149.4
Eliminations	22.4	4.6	(0.9)	(0.2)	(103.9)

Total	483.6	100.0	530.6	100.0	9.7

Business Segments

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 6 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2011	2012	Variation
	(in millions of S/.)%
Revenues	2,784.2	3,524.6	26.6
Gross profit	329.3	408.0	23.9
Operating profit	227.5	247.6	8.8

Revenues. Our E&C revenues increased 26.6%, or S/.740.4 million, from S/.2,784.2 million for 2011 to S/.3,524.6 million for 2012, primarily due to a greater number of projects undertaken and an increase in average project size, driven by economic growth and increased investment in Peru.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2011 and 2012 resulted in a decrease in our E&C revenues, as expressed in nuevos soles, of approximately S/.116.3 million, or 3.2%, during 2012.

The following describes variations in our E&C revenues by business activities, types of contracts and end-markets:

E&C Activities: For 2012, approximately 5.4%, 26.5%, 25.4%, 21.6% and 21.1% of our E&C revenues were derived from: engineering services; electromechanic construction; civil construction; contract mining; and building construction activities, respectively. For 2011, approximately 4.4%, 16.9%, 35.8%, 15.1% and 27.9% of our E&C revenues were derived from: engineering construction; electromechanic construction;

civil construction; contract mining; and building construction activities, respectively. Revenues relating to electromechanic construction increased in part as a result of the temporary postponement in the execution of certain projects during 2011, and revenues relating to contract mining activity increased mainly as a result of an increase in project awards and the consolidation of Stracon GyM. Revenues in 2012 from civil construction declined moderately in absolute terms, and revenues from building construction were flat in absolute terms, despite the decrease in the proportional weight of these activities. For a description of our E&C business activities, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Principal Engineering and Construction Activities”;

E&C Contracts: For 2012, approximately 37.9%, 48.5%, 5.0% and 8.6% of our E&C revenues were derived from: cost-plus fee; unit price; lump-sum; and EPC contracts, respectively. For 2011, approximately 23.9%, 61.7%, 14.2% and 0.2% of our E&C revenues were derived from: cost-plus fee; unit price; lump-sum; and EPC contracts, respectively. The growth in cost-plus fee contracts resulted in part from a trend towards the use of this contractual arrangement for complex projects. For a description of our contractual arrangements, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts” and “—Factors Affecting Our Results of Operations—Engineering and Construction”; and

E&C End-Markets: For 2012, approximately 40.0%, 18.7%, 16.2%, 8.7%, 9.4%, 2.2% and 4.8%, of our E&C revenues were derived from: mining; real estate buildings; power; oil and gas; transportation; water and sewage; and other end-markets, respectively. For 2011, approximately 40.3%, 27.5%, 9.8%, 4.0%, 12.1%, 5.1% and 1.2%, of our E&C revenues were derived from: mining; real estate buildings; power; oil and gas; transportation; water and sewage; and other end-markets, respectively. During 2012 we continued to derive significant revenues from the mining sector, and we experienced growth in revenues particularly from the power as well as the oil and gas sectors. Revenues in 2012 derived from the real estate and transportation end-markets declined moderately in absolute terms, despite the decrease in the proportional weight of these end-markets.

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from year to year due to a variety of factors, including the timing of the execution of larger projects in any particular year, which is typically outside of our control.

Gross Profit. Our E&C gross profit increased 23.9%, or S/.78.7 million, from S/.329.3 million for 2011 to S/.408.0 million for 2012. The increase in our E&C cost of sales was largely in line with our revenue growth in this segment. Our E&C gross margin for 2012 was 11.6% compared to 11.8% for 2011. Our E&C gross margin was affected by the trend in our contractual arrangements toward less risky contracts for us (i.e., cost-plus fee and, to a lesser extent, unit price) which provide more stable results at lower profit margins. See “—Factors Affecting Our Results of Operations—Engineering and Construction.”

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2011 and 2012 resulted in a decrease in our E&C cost of sales, as expressed in nuevos soles, of approximately S/.67.0 million, or 2.1%, during 2012.

Operating Profit. Our E&C operating profit increased 8.8%, or S/.20.1 million, from S/.227.5 million for 2011 to S/.247.6 million for 2012. Our E&C administrative expenses increased 53.2%, or S/.55.5 million, which resulted in administrative expenses as a percentage revenues of 4.5% for 2012 compared to 3.7% for 2011, due in part to extraordinary costs, including restructuring costs, incurred related to our acquisition of Vial y Vives. Our E&C operating profit was also impacted by S/.2.6 million in other income in 2011 and S/.0.6 million in other expenses in 2012, in each case from the sale of equipment and machinery. Our E&C operating margin for 2012 was 7.0% (7.1% excluding Vial y Vives) compared to 8.2% for 2011.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2011	2012	Variation
	(in millions of S/.)%
Revenues	404.2	524.5	29.7
Gross profit	146.2	172.6	18.1
Operating profit	118.3	139.7	18.1

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2011	2012	Variation
	(in millions of S/.)%
Toll Roads	115.2	123.3	7.1
Mass Transit	—	73.1	N/M
Water Treatment	—	41.0	N/M
Energy	289.0	287.0	(0.7)

Total	404.2	524.5	29.7

Our Infrastructure revenues increased 29.7%, or S/.120.2 million, from S/.404.2 million for 2011 to S/.524.5 million for 2012. The variation in our Infrastructure revenues principally reflected the following:

•	Toll Roads: a 7.1%, or S/.8.2 million, increase in revenues, from S/.115.2 million for 2011 to S/.123.3 million for 2012, primarily due to an increase in vehicular traffic in Norvial of 7.4% from 2011 to 2012, which resulted in an increase of revenues of S/.7.0 million, and, to a lesser extent, the initiation of periodic maintenance services in Survial;

•	Mass Transit: S/.73.1 million in revenues for 2012, resulting from the initiation of operations of the Lima Metro in January 2012;

•	Water Treatment: S/.41.0 million in revenues for 2012, resulting from the commencement of the engineering design of La Chira waste water treatment plant in March 2012; and

•	Energy: a 0.7%, or S/.2.0 million, decrease in revenues, from S/.289.0 million for 2011 to S/.287.0 million for 2012 primarily due to lower production and sales prices in 2012 in our gas processing plant; partially offset by higher prices and, to a lesser extent, higher production in our oil extraction services. Our gas processing plant had high production levels and sales prices in 2011 as a result of the high energy requirements of EEPSA due to lower rainfall during the year.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2011 and 2012 resulted in a decrease in our Infrastructure revenues, as expressed in nuevos soles, of approximately S/.11.4 million, or 2.1%, during 2012.

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2011	2012	Variation
	(in millions of S/.)%
Toll Roads	40.1	53.3	32.9
Mass Transit	(9.9)	(2.7)	72.6
Water Treatment	—	11.2	N/M
Energy	116.0	110.8	(4.4)

Total	146.2	172.6	18.1

Our Infrastructure gross profit increased 18.1%, or S/.26.4 million, from S/.146.2 million for 2011 to S/.172.6 million for 2012. Our Infrastructure gross margin was 32.9% for 2012 compared to 36.2% for 2011. The variation in our Infrastructure gross profit principally reflected the following:

•	Toll Roads: a 32.9%, or S/.13.2 million, increase in gross profit, from S/.40.1 million for 2011 to S/.53.3 million for 2012. This increase was primarily due to costs incurred by Survial in 2011, without corresponding revenues, with respect to the performance of certain periodic maintenance services prior to the government’s approval, with the government approving periodic maintenance work to begin in October 2012. Our Toll Roads gross margin was 43.2% for 2012 compared to 34.8% for 2011;

•	Mass Transit: a S/.7.2 million decrease in gross loss, from a S/.9.9 million gross loss for 2011 to a S/.2.7 million gross loss for 2012, primarily due to losses in 2011 as a result of cost of sales incurred in the pre-operation phase of the Lima Metro during the second half of the year, a period during which we did not generate revenues, and, in 2012, as a result of the limited number of trains we operated during the first year of operation. However, we have recently ordered 19 additional trains and, when these trains begin to operate, we expect to generate gross profit from the Lima Metro;

•	Water Treatment: S/.11.2 million in gross profit for 2012, due to the commencement of the engineering design of La Chira waste water treatment plant. Our Water Treatment gross margin for 2012 was 27.2%; and

•	Energy: a 4.4%, or S/.5.1 million, decrease in gross profit, from S/.116.0 million for 2011 to S/.110.8 million for 2012, primarily due to decreased activity at our gas processing plant in 2012 compared to 2011. Our Energy gross margin was 38.6% for 2012 compared to 40.1% for 2011.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2011 and 2012 resulted in a decrease in our Infrastructure cost of sales, as expressed in nuevos soles, of approximately S/.4.1 million, or 1.1%, during 2012.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2011	2012	Variation
	(in millions of S/.)%
Toll Roads	33.1	47.0	42.0
Mass Transit	(15.1)	(10.6)	29.8
Water Treatment	(0.3)	9.7	N/M
Energy	100.5	93.6	(6.9)

Total	118.3	139.7	18.1

Our Infrastructure operating profit increased 18.1%, or S/.21.4 million, from S/.118.3 million for 2011 to S/.139.7 million for 2012. Our Infrastructure operating margin was 26.6% for 2012 compared to 29.3% for 2011. The variation in our Infrastructure operating profit principally reflected the following:

•	Toll Roads: a 42.0%, or S/.13.9 million, increase in operating profit, from S/.33.1 million for 2011 to S/.47.0 million for 2012, primarily due to the increase in our Toll Roads gross profit and, to a lesser extent, a reduction in administrative expenses at Survial as we are able to achieve efficiencies across our toll road concessions. Our Toll Roads operating margin was 38.1% for 2012 compared to 28.8% for 2011;

•	Mass Transit: a S/.4.5 million lower operating loss, from an operating loss of S/.15.1 million for 2011 to an operating loss of S/.10.6 million for 2012. The operating losses in 2011 relate to expenses incurred in the pre-operation phase of the Lima Metro in the second half of 2011, a period during which we did not generate revenues, and, in 2012, as a result of the limited number of trains we operated during the first year of operation;

•	Water Treatment: a S/.9.9 million increase in operating profit, from an operating loss of S/.(0.3) million for 2011 to an operating profit of S/.9.7 million for 2012, due to the commencement of the engineering design of La Chira waste water treatment plant. Our Water Treatment operating margin for 2012 was 23.6%; and

•	Energy: a 6.9%, or S/.6.9 million, decrease in operating profit, from S/.100.5 million for 2011 to S/.93.6 million for 2012, primarily due to the decrease in gross margin. Our Energy operating margin was 32.6% for 2012 compared to 34.8% for 2011.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2011	2012	Variation
	(in millions of S/.)%
Revenues	152.3	240.1	57.7
Gross profit	45.3	86.7	91.3
Operating profit	34.9	67.6	93.6

Revenues. Our Real Estate revenues increased 57.7%, or S/.87.8 million, from S/.152.3 million for 2011 to S/.240.1 million for 2012. This increase was primarily due to a 10.0% increase in the number of affordable housing and housing units delivered, with 1,368 units delivered in 2012 compared to 1,244 units delivered in 2011; and a shift in the mix of units delivered towards housing (as opposed to affordable housing) units, which have higher prices per unit; as well as an increase in land parcels sold by Almonte. We generated S/.10.1 million in 2011 and S/.45.6 million in 2012 from the sale of land parcels by Almonte.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2011 and 2012 resulted in a decrease in our Real Estate revenues, as expressed in nuevos soles, of approximately S/.3.3 million, or 1.3%, during 2012.

Gross Profit. Our Real Estate gross profit increased 91.3%, or S/.41.4 million, from S/.45.3 million for 2011 to S/.86.7 million for 2012, primarily as a result of the land parcel sales by Almonte at a significant increase in land prices compared to the book value at which we had these assets recorded in our financial statements of S/.2.1 million. Our Real Estate gross margin was 36.1% for 2012 compared to 29.8% for 2011. Excluding the sale of land parcels by Almonte, our Real Estate gross profit increased 25.3% and our Real Estate gross margin was 24.0% for 2012 compared to 25.9% for 2011. This decrease in gross margin, after excluding the sales of land parcels by Almonte, was primarily due to costs in certain commercial real estate projects that initiated operations in 2012.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2011 and 2012 resulted in a decrease in our Real Estate cost of sales, as expressed in nuevos soles, of approximately S/.5.7 million, or 3.6%, during 2012.

Operating Profit. Our Real Estate operating profit increased 93.6%, or S/.32.7 million, from S/.34.9 million for 2011 to S/.67.6 million for 2012, primarily as a result of the increase in our Real Estate gross profit described above. Our Real Estate operating margin was 28.1% for 2012 compared to 22.9% for 2011. Excluding the sale of land parcels by Almonte, our Real Estate operating margin was 14.0% for 2012 compared to 18.6% for 2011, primarily due to the lower gross margin and marketing costs in 2012 relating to a greater number of housing projects initiated in 2012.

Technical Services

The table below sets forth selected financial information related to our Technical Services segment.

	Year ended December 31,
	2011	2012	Variation
	(in millions of S/.)%
Revenues	977.0	1,083.3	10.9
Gross profit	109.7	103.9	95.2)
Operating profit	89.4	72.2	(19.3)

Revenues. The table below sets forth the breakdown of our Technical Services revenues by principal lines of business.

	Year ended December 31,
	2011	2012	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	232.9	242.8	4.2
IT Services	185.9	208.0	11.9
Electricity Networks Services	558.2	632.5	13.3

Total	977.0	1,083.3	10.9

Our Technical Services revenues increased 10.9%, or S/.106.4 million, from S/.977.0 million for 2011 to S/.1,083.3 million for 2012. The variation in our Technical Services revenues principally reflected the following:

•	Operation and Maintenance of Infrastructure Assets: a 4.2%, or S/.9.9 million, increase in revenues, from S/.232.9 million for 2011 to S/.242.8 million for 2012, primarily due to the addition of three new road maintenance contracts related to 1,165 km of roads awarded at the end of 2012, which we expect to have a greater impact on our revenues in 2013;

•	IT Services: a 11.9%, or S/.22.1 million, increase in revenues, from S/.185.9 million for 2011 to S/.208.0 million for 2012, primarily as a result of economic growth of Peru, with government entities and businesses increasingly outsourcing IT services to focus on their core functions which led to both additional clients as well as additional activity for existing clients; and

•	Electricity Networks Services: a 13.3%, or S/.74.3 million, increase in revenues, from S/.558.2 million for 2011 to S/.632.5 million for 2012, primarily due to the consolidation of revenues for CAM for a full year in 2012 compared to ten months in 2011.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2011 and 2012 resulted in a decrease in our Technical Services revenues, as expressed in nuevos soles, of approximately S/.4.5 million, or 1.0%, during 2012. We estimate that fluctuations among the nuevo sol and the Chilean peso between 2011 and 2012 resulted in a decrease in our Technical Services revenues, as expressed in nuevos soles, of approximately S/.33.4 million, or 5.1%, during 2012.

Gross Profit. The table below sets forth the breakdown of our Technical Services gross profit by principal lines of business.

	Year ended December 31,
	2011	2012	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	55.6	41.2	(26.0)
IT Services	29.6	39.0	31.76
Electricity Networks Services	24.5	23.7	(3.2)

Total	109.7	103.9	(5.2)

Our Technical Services gross profit decreased 5.2%, or S/.5.7 million, from S/.109.7 million for 2011 to S/.103.9 million for 2012. Our Technical Services gross margin was 9.6% for 2012 compared to 11.2% for 2011. The variation in our Technical Services gross profit principally reflected the following:

•	Operation and Maintenance of Infrastructure Assets: a 26.0%, or S/.14.4 million, decrease in gross profit, from S/.55.6 million for 2011 to S/.41.2 million for 2012, primarily due to the higher margins we obtained in 2011 as a result of the initiation of services of contracts awarded at the end of 2010. In general, the initiation of a road maintenance contract (i.e., bringing the road to proper operating condition) generates higher margins than subsequent routine maintenance; accordingly, we expect higher gross profit in 2013 with the addition of three new road maintenance contracts at the end of 2012. Our Operation and Maintenance of Infrastructure Assets gross margin was 16.9% for 2012 compared to 23.9% for 2011;

•	IT Services: a 31.8%, or S/.9.4 million, increase in gross profit, from S/.29.6 million for 2011 to S/.39.0 million for 2012, primarily related to growth in revenues and, in particular, higher margin services. Our IT Services gross margin was 18.8% for 2012 compared to 15.9% for 2011; and

•	Electricity Networks Services: a 3.2%, or S/.0.8 million, decrease in gross profit, from S/.24.5 million for 2011 to S/.23.7 million for 2012, primarily due to costs incurred in connection with certain contracts entered into by CAM prior to our acquisition of a controlling interest in it. We will seek to improve the Electricity Networks Services gross margin as we continue to integrate the business and implement further restructuring initiatives by improving operating processes to enhance efficiencies. Our Electricity Networks Services gross margin was 3.8% for 2012 compared to 4.4% for 2011.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2011 and 2012 resulted in a decrease in our Technical Services cost of sales, as expressed in nuevos soles, of approximately S/.4.6 million, or 1.2%, during 2012. We estimate that fluctuations among the nuevo sol and the Chilean peso between 2011 and 2012 resulted in a decrease in our Technical Services cost of sales, as expressed in nuevos soles, of approximately S/.32.1 million, or 5.1%, during 2012.

Operating Profit. The table below sets forth the breakdown of our Technical Services operating profit by principal lines of business.

	Year ended December 31,
	2011	2012	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	49.6	18.1	(63.4)
IT Services	14.4	18.6	29.3
Electricity Networks Services	25.5	35.5	39.1

Total	89.4	72.2	(19.3)

Our Technical Services operating profit decreased 19.3%, or S/.17.3 million, from S/.89.4 million for 2011 to S/.72.2 million for 2012. Our Technical Services operating margin for 2012 was 6.7% compared to 9.2% for 2011. The variation in our Technical Services operating profit principally reflected the following:

•	Operation and Maintenance of Infrastructure Assets: a 63.4%, or S/.31.4 million, decrease in operating profit, from S/.49.6 million for 2011 to S/.18.1 million for 2012, primarily due to the decrease in our gross profit and an increase in costs relating to the preparation of concession bids, as well as a S/.7.2 million gain in 2011 resulting from an arbitration award related to the Arequipa-Matarani road. Our Operation and Maintenance of Infrastructure Assets operating margin was 7.5% for 2012 compared to 1.3% for 2011;

•	IT Services: a 29.3%, or S/.4.2 million, increase in operating profit, from S/.14.4 million for 2011 to S/.18.6 million for 2012, primarily due to the increase in gross profit. Our IT Services operating margin was 8.9% for 2012 compared to 7.7% for 2011; and

•	Electricity Networks Services: a 39.1%, or S/.10.0 million, increase in operating profit, from S/.25.5 million for 2011 to S/.35.5 million for 2012, primarily due to the effects of the reversal of provisions in connection with the CAM acquisition, as described in “—Factors Affecting Our Results with Operations-Acquisitions,” which offset the decrease in gross profit. Our Electricity Networks Services operating margin was 5.6% for 2012 compared to 4.6% for 2011.

Financial (Expense) Income, Net

Our net financial expense increased 68.0%, or S/.4.2 million, from net financial expenses of S/.6.2 million in 2011 to net financial expenses of S/.10.3 million in 2012. Excluding exchange difference, our net financial expense increased 290.9%, or S/.23.4 million, from net expenses of S/.8.0 million for 2011 to net expenses of S/.31.5 million for 2012. This increase was primarily due to an increase in indebtedness incurred to finance our investments from S/.529.8 million as of December 31, 2011 to S/.845.5 million as of December 31, 2012. Our exchange difference, net increased S/.19.2 million, from a gain of S/.1.9 million for 2011 to a gain of S/.21.1 million for 2012. This increase in gain from exchange difference, net was primarily due to the appreciation of the nuevo sol versus the U.S. dollar in 2012, which decreased the value of our U.S. dollar liabilities in nuevos soles. For a breakdown of our financial expenses and income, see note 26 to our audited annual consolidated financial statements included in this annual report.

Income Tax

Our income tax increased 9.3%, or S/.13.1 million, from S/.141.4 million for 2011 to S/.154.6 million for 2012. This increase in income tax was primarily due to an increase in profit before income tax. Our effective tax rates for 2012 and 2011 were 29.7% and 29.6%, respectively.

Net Profit

Our net profit increased 8.9%, or S/.30.1 million, from S/.336.2 million for 2011 to S/.366.3 million for 2012. Net profit attributable to controlling interests increased 0.3%, while net profit attributable to non-controlling interests increased 61.9%. Net profit attributable to non-controlling interests increased primarily as a result of the consolidation in 2012 of the results of Stracon GyM, as compared to the 2011 accounting for Stracon GyM as a joint operation, whereby we only recognized our share of the revenues and expenses from the joint operation, as well as the 49.6% non-controlling interest in Almonte, which provided significant profit from the sale of land parcels in 2012. See “—General—Accounting for Subsidiaries, Joint Operations and Associated Companies.”

B.	Liquidity and Capital Resources

Our principal sources of liquidity have historically been cash flows from operating activities and, to a lesser extent, indebtedness. Our principal uses of cash (other than in connection with our operating activities) have historically been: capital expenditures in all our business segments, including acquisitions and investments in our infrastructure concessions; servicing of our debt; and payment of dividends. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of business. We believe that our cash from operations, the net proceeds from our offering of ADSs in July 2013 and our current financing sources are sufficient to satisfy our current capital expenditures and debt service obligations through the next four years. We anticipate financing future acquisitions, infrastructure investments and land purchases with a combination of cash from operations, net proceeds from our offering of ADSs in July 2013, additional indebtedness and/or financial contributions from partners.

At December 31, 2013, our cash and cash equivalents totaled S/.959.4 million (US$343.1 million), of which S/.128.3 million (US$45.9 million) was held by our foreign subsidiaries. We currently intend to distribute these funds to our company to the extent we believe they are not required for the local operations. We are not currently required to accrue or pay any material taxes associated with the repatriation of these funds. In addition, our foreign subsidiaries have no contractual restrictions, and we are not aware of any material legal restrictions, on their ability to transfer funds to us in the form of cash dividends, loans or advances.

Cash Flows

The table below sets forth certain components of our cash flows for 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013
	(in millions of S/.)
Net cash provided by (used in) operating activities	133.3	542.7	(367.7)
Net cash provided by (used in) investing activities	(85.6)	(400.0)	(340.0)
Net cash provided by (used in) financing activities	(72.5)	(20.8)	892.1

Net increase (net decrease) in cash	(24.8)	121.9	184.5

Cash Flow from Operating Activities

Net cash flow used in operating activities in 2013 was higher than in 2012. For 2013 this reflects a decrease in other accounts payable of S/.145.4 million mainly related to the reduction of the advance payments from clients in our E&C segment, and the increase in accounts receivables. Additionally, cash flow provided by operating activities was used to pay taxes in the amount of S/.190.6 million.

Net cash flow provided by operating activities in 2012 was significantly higher than in 2011. This primarily reflects an increase in trade accounts payable of S/.224.9 million principally related to payments due to suppliers in our E&C segment mainly related to growth in our operations, and other accounts payable of S/.373.6 million mainly related to an increase in advance payments from clients of our E&C, Technical Services and Infrastructure segments, partially offset by an increase in other accounts receivables of S/.346.4 million mainly related to the purchase of trains for the Lima Metro in an amount equal to S/.305.8 million and an increase in inventory of S/.197.8 million mainly due to the purchase of land in our Real Estate segment in an amount equal to S/.126.8 million. Additionally, cash flow provided by operating activities was used to pay taxes in the amount of S/.159.4 million.

Cash Flow from Investing Activities

Net cash flow used in investing activities in 2013 was lower than in 2012. It mainly includes the purchase of machinery and equipment , the acquisition of DSD Construcciones y Maquinaria, and the acquisition of an additional stake in Norvial and TGP.

Net cash flow used in investing activities in 2012 was significantly higher than in 2011. This primarily reflects an increase in payments for investment purchases in 2012, principally related to the acquisition of Vial y Vives, higher investment in oil drilling activities and a greater amount of purchases of machinery and equipment. Net cash flow used in investing activities in 2011 was significantly higher than in 2010, primarily due to the cash inflow in 2010 from the sale of the Larcomar shopping center and compensation received from the expropriation of our oil and gas assets in Bolivia, while in 2011 we acquired CAM, purchased a greater amount of machinery and equipment and made higher investments in oil drilling activities.

Cash Flow from Financing Activities

Net cash flow provided by financing activities in 2013 was higher than in 2012. This primarily reflects our issuance of ADSs in July 2013, partially offset by the cancelation of our syndicated loan in September 2013.

Net cash flow used in financing activities in 2012 was lower than in 2011. This primarily reflects an increased indebtedness incurred during the year.

Indebtedness

As of December 31, 2013, we had a total outstanding indebtedness of S/.795.7 million (US$284.6 million) as set forth in the table below.

		Currency			Total in millions of S/.	Total in millions of US$	Weighted average interest rate	Range of Maturity Dates
Segment	Type	(in millions of US$)	(in millions of S/.)	(in millions of CLP)(1)				Earliest	Latest
Engineering and Construction:	Leasing Promissory note	76.5	5.1	—	219.0	78.3	5.0%	01/01/2014	01/02/2023
		33.6	9.3	—	103.2	36.9	2.0%	01/03/2014	03/28/2014
Infrastructure:	Leasing Long-term loan Promissory note	6.7	—	—	18.7	6.7	4.8%	07/01/2014	08/01/2016
		39.0	—	—	109.0	39.0	4.0%	11/15/2016	08/31/2020
		17.3	5.9	—	54.2	19.4	5.6%	01/31/2014	09/03/2017
Real Estate:	Leasing Promissory note	7.5	—	—	20.9	7.5	6.7%	07/01/2022	07/01/2022
		19.9	53.7	—	109.3	39.1	5.9%	02/28/2014	11/01/2015
Technical Services:	Leasing	5.0	—	661.0	17.6	6.3	5.3%	03/01/2014	09/25/2017
	Promissory note	0.7	70.9	12,710.1	140.6	50.3	6.4%	01/07/2014	12/26/2018
Corporate:	Leasing Promissory note	1.2	—	—	3.4	1.2	7.7%	12/04/2018	12/04/2018
			—	—	—	—
Total		207.3	144.8	13,371.0	795.7	284.6

(1)	Includes debt held by CAM and its subsidiaries that is denominated in Chilean pesos, Colombian pesos and Brazilian reais, all of which is presented in Chilean pesos in the table above.

As of March 31, 2014, S/. 190.3 million (US$67.7 million) of our total indebtedness indicated in the table above has matured, of which S/. 158.0 million (US$56.3 million) was repaid and S/. 32.3 million (US$11.5 million) was renewed by extending the maturities. The weighted average interest rate of this renewed indebtedness and additional indebtedness was 6.5% and the maturity dates ranged from April 1, 2014 to January 2, 2023.

On February 27, 2013, Graña y Montero entered into a syndicated loan with certain lenders and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as administrative agent, for an aggregate amount of up to US$150 million, to be used to repay the US$60 million bridge loan entered into with BBVA Banco Continental, for investments in and funding the operations of GyM Ferrovías and other general corporate purposes. This loan accrued interest at an annual rate of three month LIBOR plus 4.25% and was scheduled to mature on February 27, 2018. Certain of our subsidiaries (GyM, GMP, Concar and Viva GyM) were guarantors under the loan. On September 27, 2013, we repaid in full this syndicated loan.

In January 2014, we entered into a bridge loan with Banco de Crédito del Perú for the financing of the construction of the second stretch of the Norvial road. The loan is for an amount of S/. 150 million, with a maturity of one year and an interest rate of 6.32% per year. This bridge loan is intended to be converted to a project financing in the local capital markets.

Below is a description of our material outstanding indebtedness as of December 31, 2013. As of December 31, 2013, we were in compliance in all material respects with the financial covenants corresponding to our outstanding indebtedness.

We expect to finance future infrastructure investments, acquisitions and land purchases with a combination of cash from operations, net proceeds from the offering of ADSs in July 2013, new indebtedness and/or financial contributions from partners. Accordingly, we expect to incur additional indebtedness in the future.

Leasing. As of December 31, 2013, we were party to numerous leasing agreements with several financial institutions which in the aggregate amounted to approximately S/.279.6 million (US$100.0 million). We entered into such agreements primarily for the purpose of leasing the equipment and other assets necessary to run our operations. Upon maturity of each leasing agreement, we have the option to purchase or return the equipment or assets to the lessor. The amounts owed under these leasing agreements are generally repaid in monthly installments, subject to a minimum guaranteed payment corresponding to the minimum amount for which the equipment or assets could be sold to a third-party.

Citibank, N.A. Secured Loan. Our subsidiary GMP has a secured loan with Citibank, N.A. under a loan agreement dated September 19, 2008 and amended on August 27, 2012 in an outstanding principal amount of S/.66.4 million (US$23.7 million) as of December 31, 2013. This loan accrues interest at an annual rate of three month LIBOR plus: (i) 1.75% if, at the installment payment date, the exchange rate between the nuevo sol and U.S. dollar remains between S/.2.60 to S/.2.75 per US$1.00 or (ii) 1.95%, if otherwise. The loan matures in August 2020. The proceeds of the loan were used by our subsidiary GMP to finance the construction, equipment and operation of the Gas Pariñas plant in Talara. The agreement is secured by certain land, equipment and accounts receivable of GMP. The agreement contains certain customary covenants, including restrictions on the ability of GMP to pay dividends if it is in default under the loan and the obligation by GMP to maintain the following financial covenants during the term of the agreement: (1) Leverage Ratio (as defined therein) shall not be greater than 1.50; (2) Debt Service Coverage Ratio (as defined therein) shall not be less than 1.20; (3) Liquidity Ratio (as defined therein) shall not be less than 1.10; and (4) Debt Coverage Ratio (as defined therein) shall not be greater than 2.20. As of the date of this annual report, we were in compliance with these financial covenants.

Inter-American Development Bank and International Finance Corporation Loans. Norvial has two loans with the Inter-American Development Bank and with the International Finance Corporation under loan agreements entered into in April 2005, each in an outstanding principal amount of US$7.6 million as of December 31, 2013. These loans accrue interest at an annual rate of 6.9% and mature in November 2016. These loans benefit from a trust through which the cash flows from Norvial’s toll fees are collected. The proceeds of these loans were used for the construction, rehabilitation and maintenance of the Norvial road. The loan agreements contain certain customary covenants, including restrictions on Norvial’s ability to pay dividends and incur additional debt. In January 2014, we repaid this loan in full.

Derivative Financial Instruments

In February 2012, our subsidiary GyM Ferrovías entered into a forward rate agreement with BBVA S.A. for an initial amount of EUR 98.6 million to hedge the foreign exchange risk pertaining to expenditures incurred in euros to a foreign supplier for the development, maintenance and operation of the Lima Metro. GyM Ferrovías received EUR39.2 million outstanding under the agreement at a fixed exchange rate of S/.3.5952 per euro beginning in March 2013 and up to S/.3.6412 per euro in January 2014.

In August 2012, our subsidiary GMP entered into two interest rate swaps with Citibank, N.A. to hedge its exposure to fluctuations in LIBOR under its unsecured loan with Citibank, N.A. described above. These interest rate swaps establish a fixed annual rate of 5.05%, payable at each interest payment date under the loan.

In September 2012, our subsidiary Viva GyM entered into a forward foreign exchange agreement with Banco de Crédito del Peru to hedge the foreign exchange risk on the amount to be received in U.S. dollars as proceeds from a loan agreement with Banco de Crédito del Peru in connection with the construction of the Torre Real 8 project. Under the agreement, Viva GyM received in nuevos soles the equivalent of US$3.6 million in 12 equal installments payments of US$300,000 determined at a fixed exchange rate of S/.2.5921 per U.S. dollar on the first installment in October 2012 and up to S/.2.6242 per U.S. dollar on the final installment in September 2013. In February 2013, Viva GyM settled a second forward exchange agreement with Banco de Crédito related to the same project pursuant to which it received in nuevos soles the equivalent of US$3.3 million in scheduled installments (between July 2013 and January 2014).

For additional information about our derivative financial instruments and borrowings, see notes 7.1 and 18 to our audited annual consolidated financial statements included in this annual report.

Capital Expenditures

The table below provides our total capital expenditures incurred in 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013	2013
	(in millions of S/.)			(in millions of US$)
Engineering and Construction(1)(2)	183.7	417.1	204.3	73.1
Infrastructure(3)(4)	172.0	301.9	365.6	130.8
Real Estate(5)	73.6	128.3	75.7	27.1
Technical Services(2)(6)	57.5	39.8	37.5	13.4
Corporate(4)	6.9	11.6	134.6	48.1
Total	493.7	898.7	817.6	292.4

(1)	In our consolidated financial statements, in accordance with IFRS, we record in “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments, which is included in the table above. In 2011, 2012 and 2013, the differences between the amounts reflected in the table above and the amounts reflected in our consolidated cash flow statements for our E&C segment amounted to S/.(103.2) million, S/.(23.2) million and S/.(33.1) million, respectively.
(2)	Includes S/.29.1 million, S/.181.0 million and S/.221.3 million of capital expenditures related to acquisitions in 2011 and 2012 and 2013, respectively.
(3)	Includes our disbursements of S/24.4 million in 2011, S/.215.7 million in 2012 and S/.288.0 million in 2013 for the purchase of 19 additional trains and the construction of the maintenance and repair yard for the Lima Metro, which in accordance with IFRS accounting for public service concessions are recorded in our consolidated financial statements as a “long-term accounts receivable.” See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Infrastructure.”
(4)	Our investments in 2011 of S/.75.1 million related to the Lima Metro (other than for trains) and S/.5.8 million related to La Chira waste water treatment plant are presented in the table above under “Infrastructure” as opposed to “Corporate” as recorded in our consolidated financial statements.
(5)	Includes S/.70.7 million, S/.126.8 and S/.74.2 million in investments in 2011, 2012 and 2013 respectively, for the purchase of land by our Real Estate segment, which in accordance with IFRS are recorded in our consolidated financial statements as “inventory.”
(6)	In our consolidated financial statements, in accordance with IFRS, we record as “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments which is included in the table above. In 2011, 2012 and 2013, the differences between the amounts reflected in the table above and the amounts reflected in our consolidated cash flow statements for our Technical Services segment amounted to S/.(34.6) million, S/.(9.2) million and S/.(6.6) million, respectively.

Capital expenditures for our E&C segment of approximately S/.183.7 million (US$68.1 million), S/.417.1 million (US$163.5 million) and S/.204.3 million (US$73.1 million) in 2011, 2012 and 2013, respectively, primarily correspond to the purchase of equipment and machinery and, to a lesser extent, investments relating to mining services contracts. In 2012 and 2013, capital investments in this segment also include S/.141.8 million (US$55.6 million) and S/.9.1 million (US$3.3 million), respectively, with respect to the acquisition of a majority stake in Vial y Vives and in 2013 S/.103.9 million (US$37.2 million) with respect to the acquisition of DSD Construcciones y Montajes in 2013. Capital expenditures for our Infrastructure segment of approximately S/.172.0 million (US$63.8 million), S/.301.9 million (US$118.3 million) and S/.365.6 million (US$130.8 million) in 2011, 2012 and 2013, respectively, correspond to periodic maintenance relating to our Norvial toll road concession and, in our Energy line of business, oil development drilling activities and, in 2012 and 2013, improvements for our gas processing plant and investments in Metro de Lima. In 2011, 2012 and 2013, capital expenditures for our Infrastructure segment also included the purchase of trains for Line One of the Lima Metro and the construction of the railway maintenance and repair yard. Capital expenditures for our Real Estate segment of approximately S/.73.6 million (US$27.3 million), S/.128.3 million (US$50.3 million) and S/.75.7 million (US$27.1 million) in 2011, 2012 and 2013, respectively, primarily correspond to the purchase of land for real estate projects, including the Parques de Caqueta and Pezet projects in 2011, the Villa El Salvador, Barranco, San Isidro office building and Parques de Callao projects in 2012, and the Pezet, Nuevo Chimbote, Canta Callao and Chiclayo Bolognesi projects in 2013. Capital expenditures for our Technical Services segment of approximately S/.57.5 million (US$21.3 million), S/.39.8 million (US$15.6 million) and S/.37.5 million (US$13.4 million) in 2011, 2012 and 2013, respectively, primarily correspond to maintenance of equipment relating to Concar, CAM and GMD. In 2011, capital investments in this segment also include S/.29.1 million (US$10.8 million) with respect to the acquisition of a controlling stake in CAM. In 2013, Corporate segment investments include S/. 51.4 for an additional stake in Norvial and S/. 55.92 for an additional stake in TGP, plus the construction of the new office building for corporate use.

Divestitures in 2011 consisted of approximately S/.33.0 million (US$12.2 million) relating to the sale of our participation in the IIRSA South and North concessions. Divestitures in 2012 consisted of approximately S/.23.5 million (US$9.2 million) relating to the sale of equipment from GyM to Stracon GyM. Divestitures in 2013 consisted of approximately S/.22.7 million (US$8.1 million) relating to sale of equipment of GyM and Stracon GyM and sale of our participation in a parking lot located in San Isidro, Lima.

We have budgeted S/.1,402.2 million (US$501.5 million) in capital expenditures for 2014. Our current plans for our E&C segment contemplate capital expenditures in 2014 of approximately S/.252.2 million (US$90.2 million) mainly for the purchase of equipment and machinery. Our current plans for our Infrastructure segment contemplate capital expenditures in 2014 of approximately S/.476.5 million (US$170.4 million) principally for the construction of the second stage of Norvial, investments in our new concession Via Expresa Sur, as well as for investments in oil development drilling activities and approximately S/.240.4 million (US$86.0 million) for new infrastructure projects. Our current plans for our Real Estate segment contemplate capital expenditures in 2014 of approximately S/.214.9 million (US$76.8 million) for the purchase of land for real estate development projects. Our current plans for our Technical Services segment contemplate capital expenditures in 2014 of approximately S/.108.6 million (US$38.9 million) principally for the purchase of equipment used in our operations. Our current plans for our Corporate segment contemplate capital expenditures in 2014 of approximately S/.350.1 million (US$125.2 million), including S/.338.3 million (US$121.0 million) for potential acquisitions and S/.11.8 million (US$4.2 million) for corporate purposes. As we determine the capital expenditures currently reflected in our Corporate segment, we will assign these expenditures to the corresponding segment.

These estimates are subject to change. We routinely evaluate acquisitions, new infrastructure concessions, land purchases and other investment opportunities that are aligned with our strategic goals, particularly in Peru, Chile and Colombia. We cannot assure you that we will find opportunities on terms that we consider to be favorable to us, whether we will be able to take advantage of such opportunities should they arise, or the timing of and funds required by such opportunities. In addition, we expect to finance these opportunities with a combination of cash on hand, net proceeds from our offering of ADSs in July 2013, new borrowings and/or financial contributions from partners, depending on a variety of commercial considerations at such time. See Part I. Introduction—Forward-Looking Statements.”

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend Information

Our Main Market: Peru

Overview of the Peruvian Economy

Our results are substantially affected by economic conditions prevailing in Peru. The Peruvian economy has been one of the fastest growing economies globally during the period from 2009 to 2013. According to the Peruvian Central Bank, Peruvian real GDP grew at an average rate of 5.6% during that period, the highest rate in South America. The economic expansion during this period was a result of robust domestic demand, increase in investment, price stability, increase in foreign direct investment, improvement in public finances, and lower external debt, among other factors.

In addition, the country’s strong economic growth has led to a 53.0% increase in GDP per capita from US$4,361 in 2009 to US$6,673 in 2013. Average annual inflation, measured by the change in the CPI index, was 2.5% in the period from 2009 to 2013. Peru’s price stability has also been reflected in its currency, the nuevo sol, which appreciated from an average of S/.3.01 per US$1.00 in 2009 to an average of S/.2.70 per US$1.00 in 2013, an appreciation of 10.3%. Peru’s sovereign debt has been granted investment grade rating by S&P, Fitch and Moody’s. At the end of 2012, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB+ by S&P (August 2013) and Fitch (October 2013) and Baa2 by Moody’s (August 2012).

The following table sets forth the main economic indicators of the Peruvian economy from 2009 to 2013.

In US$ billion, unless stated otherwise	2009	2010	2011	2012	2013
Nominal GDP	126.9	153.8	176.5	199.4	206.5
Nominal GDP / capita (US$)	4,361.2	5,203.8	5,881.4	6,544.3	6,673.3
Real growth rates (% based on local currency GDP	0.9%	8.8%	6.9%	6.3%	5.0%
Private consumption	2.4%	6.3%	6.2%	5.8%	5.2%
Private investment	(15.1%)	22.1%	11.4%	13.5%	3.9%
Foreign direct investment	(7.1%)	31.5%	(2.6%)	48.7%	(16.9%)
Public expenditure (consumption and investment)	18.1%	14.8%	(3.5%)	13.3%	9.4%
Total private and public fixed investment(1)	(9.2%)	23.2%	4.8%	14.8%	5.9%
Exports	(3.2%)	1.3%	8.8%	5.9%	1.0%
Imports	(18.6%)	24.0%	9.8%	10.4%	5.1%
Inflation (measured by change in CPI)	0.2%	2.1%	4.7%	2.6%	2.9%
Average exchange rate (S/./US$)	3.01	2.83	2.75	2.64	2.70
End of period exchange rate (S/./US$)	2.89	2.81	2.70	2.55	2.80
Central Bank interest rate (end of period)	1.25%	3.00%	4.25%	4.25%	4.00%
Population (million)(1)	29.1	29.6	30.0	30.5	30.9
Unemployment rate(1)	8.4%	7.9%	7.7%	6.8%	6.0%
Total public debt	34.3	36.4	38.5	40.7	38.3
Public debt/nominal GDP (%)	26.0%	23.5%	21.4%	19.7%	19.2%
Net reserves	33.1	44.1	48.8	64.0	65.7
Net reserves/nominal GDP (%)	26.1%	28.7%	27.7%	32.1%	31.8%
Fiscal surplus (deficit)/nominal GDP (%)	(1.3%)	(0.2%)	2.0%	2.1%	0.8%

Source: Peruvian Central Bank, SBS, Ministry of Economy and Finance, National Statistical Institute of Peru (INEI), IMF.

(1)	2013 projected by IMF.

The following table sets forth real gross domestic product by expenditure for the years indicated.

GDP by Expenditure (% of GDP unless otherwise stated)	2009	2010	2011	2012	2013
Government consumption	10.3	9.9	9.8	10.3	10.6
Private consumption	65.4	62.1	61.0	61.8	63.0
Total fixed investment	22.9	25.1	24.0	26.6	27.3
Public sector	5.2	5.9	4.5	5.2	5.8
Private sector	17.7	19.2	19.6	21.4	21.5
Change in inventories (1)	(2.1)	0.1	1.3	0.1	0.3
Exports of goods and services	24.0	25.5	28.7	25.7	23.1
Imports of goods and services	20.4	22.8	24.8	24.4	24.3
Net exports	3.6	2.7	3.9	1.3	(1.2)
GDP (in billions of US$)	126.9	153.8	176.5	199.4	206.5

Source: Peruvian Central Bank.

(1)	Defined as the difference between the volume at the end of the period and the volume at the beginning of the period; valued at the average price over the period.

Key Industry Sectors Relating to Our Business in Peru

Construction and Infrastructure

The Peruvian construction industry GDP is estimated at US$15 billion and accounted for 7.3% of the country’s nominal GDP in 2013 according to the Peruvian Central Bank. Construction GDP grew at an average of 13.2% annually in nominal terms during the five years from 2009 to 2013. The following table illustrates that from 2009 to 2013, the average real growth rate in both private investment and construction in Peru was approximately two times the average real GDP growth rate, historically moving in the same direction as the change in the growth rate of overall real GDP.

Growth of Real Private Investment GDP and Real Construction Sector GDP vs. Real GDP

Source: Peruvian Central Bank.

Mining

Peru is a poly-metallic resources producer and exports several metals including silver, copper, zinc, gold and lead, among others. Peru is also a major contributor to global metal reserves. According to the U.S. Geological Survey of 2013, Peru holds 16.7% of global silver reserves, 10.1% of global copper reserves, 9.6% of global zinc reserves and 3.5% of global gold reserves as of February 2014. According to the Peruvian Central Bank, mining exports reached approximately US$24 billion and represented 56.8% of total Peruvian exports in 2013.

Upcoming mining projects comprise estimated capital expenditures of approximately US$36 billion from 2014 to 2018, according to APOYO Consultoría. As of January 2014, the Peruvian Ministry of Energy and Mines estimates 50 mining projects at various stages of development involving an estimated investment of US$59.6 billion.

Mining Investment Projects by Level of Development

	Number of Projects	US$ billion
Expansion	8	8.8
With approved Environmental Impact Assessment (“EIA”)	13	20.5
With EIA under evaluation	3	2.1
Exploration	26	28.1
Total	50	59.6

Source: Peruvian Ministry of Energy and Mines.

Power and Utilities

The power and utilities market in Peru has shown sustained growth with maximum electricity demand reaching 5,575 MW and growing at an average annual rate of 5.8% during the five years from 2009 to 2013, according to the Economic Operations Committee of Peru’s National Interconnected System. The growth of the power and utilities market has led to the construction of power generation facilities, as well as the expansion of the power transmission and distribution network.

According to the Peruvian Ministry of Energy and Mines, Peru had an installed generation capacity of 7,775 MW as of January 2014. The Peruvian market is served by 35 major generation companies. As of 2013, the nation’s power transmission network spanned approximately 23,899 kilometers, according to COES. As of September 2013, there were 22 electric distribution companies across Peru

Oil and Gas

The oil and gas industry has been one of the most dynamic sectors in Peru with a sector nominal GDP average annual growth rate of 17.8% during the five years from 2009 to 2013. Oil and gas activity includes the exploration and production, and transportation and commercialization of hydrocarbon products and derivatives.

According to the Peruvian Ministry of Energy and Mines, during 2013, local production of hydrocarbons was approximately 23 MMbbl of petroleum, 38 MMboe of liquefied natural gas (LNG) and 118 MMboe of natural gas. These levels have grown an average of 14.8% annually from 2009 to 2013. Peruvian gas production increased considerably since 2004, when the Camisea project, the largest gas project in Peruvian history, began operations. The Peruvian Ministry of Energy and Mines reports that as of 2012 proven reserves of oil and gas amount to 3,985 MMboe. These reserves have increased since 2007, due to increased exploration activities, as evidenced in the chart below. The Peruvian government’s reserves methodology may differ materially from the one mandated by the SEC.

Hydrocarbons Proven Reserves and Production Evolution in Peru (in MMboe)

Source: Peruvian Ministry of Energy and Mines.

Our Other Markets: Chile and Colombia

Chile

Overview of the Chilean Economy

Our activities in Chile span across the E&C and power services sectors. The following table sets forth the main economic indicators of the Chilean economy for the period from 2009 to 2013.

Values in nominal US$ billion unless otherwise stated	2009	2010	2011	2012	2013
Nominal GDP	173.0	216.3	248.7	268.2	277.2
Nominal GDP / capita (US$)	10,216.7	12,650.9	14,421.5	15,408.9	15,788.5
Real GDP growth rate (%)	(0.9%)	6.1%	5.9%	5.6%	4.1%
Inflation (%, measured by change in CPI)	(1.4%)	3.0%	4.4%	1.5%	3.0%
Total private and public fixed investment	37.6	45.9	56.1	63.9	65.4
Average exchange rate (CLP/US$)	559.7	510.4	483.4	486.7	495.0
End of period exchange rate (CLP/US$)	506.4	468.4	521.5	478.6	523.8

Values in nominal US$ billion unless otherwise stated	2009	2010	2011	2012	2013
Population (million) (1)	16.9	17.1	17.2	17.4	17.6
Unemployment rate	10.8	8.2	7.1	6.4	6.2
Public Debt / nominal GDP (%)	20.8%	19.4%	27.4%	26.2%	25.5%
Net reserves / nominal GDP (%)	14.7%	12.9%	16.9%	15.5%	14.8%
Fiscal surplus (deficit) / nominal GDP (%)	(4.3%)	(0.5%)	1.3%	0.6%	(0.6%)

Source: Chilean Central Bank, Chilean Government Budget Office, IMF, Global Insight.

(1)	2012 Projected by the IMF.

The Chilean economy grew at an average annual rate of 4.2% during the five years from 2009 to 2013 in real terms. Considering only the post-crisis period (the four years from 2010 to 2013), the annual growth rate rises to 5.4%, one of the highest in South America. This expansion was mainly driven by a strong domestic demand in real terms: fixed investment grew on average at 5.4% per year and total consumption grew on average at 5.8% per year during the five years from 2009 to 2013. Inflation has remained stable since 2010, averaging 2.1% between 2009 and 2013, in line with the Chilean Central Bank’s inflation target of 3% +/- 1%. Chile’s sovereign debt has the highest rating in the region, rated AA- by S&P (December 2012), Aa3 by Moody’s (October 2013) and A+ by Fitch (October 2013).

Colombia

Overview of the Colombian Economy

Our current activities in Colombia involve technical services provided primarily to the power services sector. The following table sets forth the main economic indicators of the Colombian economy for the period from 2009 to 2013.

Values in nominal US$ billion unless otherwise stated	2009	2010	2011	2012	2013
Nominal GDP	233.9	287.0	336.4	370.2	377.6
Nominal GDP / capita (US$)	5,200.2	6,305.0	7,304.1	7,943.7	8,007.3
Real GDP growth rate (%)	1.7%	4.0%	6.6%	4.2%	4.0%
Inflation (%, measured by change in CPI)	2.00%	3.17%	3.73%	2.44%	1.94%
Total private and public fixed investment (1)	53.1	62.7	79.3	87.4	90.5
Average exchange rate (COP/US$)	2,157.6	1,899.0	1,848.0	1,798.0	1,868.9
End of period exchange rate (COP/US$)	2,044.2	1,914.0	1,942.7	1,768.2	1,926.8
Population (million) (2)	45.0	45.5	46.1	46.6	47.2
Unemployment rate (2)	12.0%	11.8%	10.8%	10.4%	10.3%
Public Debt / nominal GDP (%)	35.0%	34.9%	33.4%	32.1%	35.3%
Net reserves / nominal GDP (%)	10.8%	9.9%	9.6%	10.1%	11.6%
Fiscal surplus (deficit) / nominal GDP (%)	(3.7%)	(3.5%)	(2.0%)	(1.9%)	(2.2%)

Source:	Colombian National Department of Administration of Statistics (DANE), Colombian Central Bank, Colombian Treasury Department, IMF, Global Insight.

Colombian real GDP grew at an average annual rate of 4.1% during the five years from 2009 to 2013. The country’s strong economic growth is evidenced by an increase in GDP per capita from US$5,200 in 2009 to US$8,007 in 2013. Inflation has remained stable over recent years, averaging 2.7% per year from 2009 to 2013, in line with the Colombian Central Bank’s inflation target of 3% +/- 1%. Additionally, Colombia’s price stability has also been reflected in its currency, the Colombian peso, which appreciated from an average of COP 2,157.6 per US$1.00 in 2009 to an average of COP 1,868.9 per US$1.00 in 2013. Colombia’s credit ratings were upgraded in 2013 to investment grade by the three major rating agencies. Its sovereign debt currently holds BBB rating from Fitch (December 2013) and S&P (April 2013), and Baa3 from Moody’s (July 2013). Colombia is also recognized for its investor-friendly legal regime.

E.	Off-Balance Sheet Arrangements

As of December 31, 2013, we had off-balance sheet arrangements relating to our acquisition and sale of interests in TGP, a Peruvian entity that operates gas transportation systems. As of December 31, 2012, our shares in TGP represented 0.6% of TGP’s capital. In December 2013, we acquired from one of the TGP’s shareholders, Pluspetrol, an additional 1.0% interest in TGP for

US$20 million. As of December 31, 2013, the fair value of our interest in TGP equaled S/.88.3 million. The change in fair value from 2012 to 2013 of S/.19.1 million, net of the income tax of S/.8.2 million, is recorded within other comprehensive income.

Together with the acquisition of the 1.0% interest, we acquired from Pluspetrol on behalf of the CPPIB an additional indirect interest of 11.3% in TGP. This investment for US$217 million was funded by CPPIB, and the risk and rewards of the investment were assumed by CPPIB. Given the features of the transaction, we have treated this acquisition and sale as an off-balance transaction because, in effect, we acted as an agent for CPPIB. Therefore, we have not recognized neither this investment in TGP nor any obligation to CPPIB. This transaction is part of an alliance entered into with CPPIB, whereby both parties commit themselves to initiate and develop projects in the oil and gas industry. On December 27, 2013 we announced our intention to transfer the previously acquired interest of 11.34% in TGP to two companies, CPPIB (10.43%) and to Corporación Financiera de Inversiones – CFI (0.91%), if none of the existing TGP shareholders exercised their right of first refusal. The transfer of interest to these entities took place in February 2014.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with payment terms as of December 31, 2013.

		Payments Due By Period
		(in millions of S/.)
	Less than 1 year	1-3 years	3-5 years	More than 5 Years	Total
Indebtedness(1)	381.0	71.7	61.5	—	514.2
Capitalized Lease Obligations(1)	105.1	74.0	81.5	21.0	281.6
Interest(2)	0.9	55.0	9.6	1.9	67.5
Purchase Obligations(3)	4.2	4.1	1.6	—	9.9

Total(4)	491.2	204.9	154.1	22.9	873.1

(1)	Includes principal only of our indebtedness and capitalized lease obligations.
(2)	Includes the effect of our interest swap agreements described in “—Derivative Financial Instruments.”
(3)	Includes the purchase of trains for the Lima Metro and payments due with respect to the increase in our interest in Almonte in 2009. Excludes S/.981.5 million (US$351.1 million) accounts payable within 90 days, except for certain material accounts payable, such as the purchase of land and purchase of trains.
(4)	Excludes building leases, which are not material.

G.	Safe Harbor

See “Part I. Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

General

Our business and affairs are managed by our board of directors in accordance with our by-laws, shareholder meeting rules of procedure, board of directors rules of procedure, internal rules of conduct and Peruvian Corporate Law No. 26887 (“Peruvian Corporate Law”). Our by-laws provide for a board of directors of between five and nine members. Our shareholders may appoint an alternate director for each director to act on his or her behalf when absent from meetings or unable to exercise his or her duties. Alternate directors have the same responsibilities, duties and powers of directors to the extent they are called to replace them.

Directors are elected at a shareholders’ meeting and hold office for three years. Directors may be elected to multiple terms. Our current board of directors is composed of nine directors and no alternates. If a director resigns or otherwise becomes unable to continue with the duties, a majority of our directors may appoint one of the alternate directors, or in the absence of alternate directors, any other person, to serve as director for the remaining term of the board. In the first board meeting held after the annual shareholders’ meeting where members of the board are elected, the board of directors must elect among its members a chairman and a vice chairman if the shareholders’ meeting did not elect them.

The board of directors typically meets in regularly scheduled quarterly meetings and when called by any director or our Chief Executive Officer. Resolutions must be adopted by a majority of the directors present at the meeting and the chairman is entitled to cast the deciding vote in the event of a tie.

Duties and Liabilities of Directors

Pursuant to Article 177 of Peruvian Corporate Law, directors are jointly and severally liable to a corporation, shareholders and third parties for any damages caused by abuse of power, fraud, willful misconduct or gross negligence. In addition, pursuant to Article 3 of Law No. 29720, as amended, directors of companies with common shares listed on the Lima Stock Exchange are liable to the company and its shareholders for damages caused by resolutions which are favorable to their individual interest (or the interest of a related party) to the detriment of the company’s interest if: (i) the listed company is a party to the transaction; (ii) the controlling shareholder of the listed company controls the legal entity acting as counterparty; (iii) the transaction is not carried out on an arm’s length basis; and (iv) at least 10% of the listed company’s assets are involved in the transaction. A director cannot be found liable if he/she did not participate in the respective meeting or if the director’s express disagreement is noted in the corresponding record.

Article 180 of the Peruvian Corporate Law requires a director with a conflicting interest on a specific matter to disclose such interest and abstain from the deliberation and decision-making process with respect to such matter. A director who violates this requirement is liable for any damages caused to us and may be removed by a majority of the board of directors upon request of any member of the board or by a majority vote of the shareholders.

Pursuant to Article 181 of Peruvian Corporate Law, shareholders are entitled to protect the interest of a company through derivative law suits against directors in order to remedy or prevent a wrong to the corporation. In addition, pursuant to Article 4 of Law No. 29720, with respect to companies listed on the Lima Stock Exchange, a shareholder holding shares which represent at least 10% of the paid capital may bring said action against the directors.

Board of Directors

The following sets forth our directors and their respective positions as of the date of this annual report. All directors were elected at our annual shareholders’ meeting held on March 28, 2014, and their term expires in March 2017, on the third anniversary from the date of election.

Name	Position	Year of Birth	Year of First Appointment
José Graña	Chairman of the Board	1945	1996
Carlos Montero	Vice Chairman of the Board	1942	1996
Federico Cúneo	Director (Independent)	1952	2014
José Chlimper	Director (Independent)	1955	2006
Pedro Errazuriz	Director (Independent)	1961	2014
Hugo Santa María	Director (Independent)	1963	2011
Mark Hoffmann	Director (Independent)	1969	2014
Mario Alvarado	Director, Chief Executive Officer	1957	2003
Hernando Graña	Director	1951	1996

The following sets forth selected biographical information for each of the members of our board of directors. The business address of each of our current directors is Av. Paseo de la República 4667, Surquillo, Lima 34, Perú.

José Graña. Mr. Graña joined the group in 1968 and has been a director and Chairman of our board of directors since August 1996. He is an architect and graduated from Universidad Nacional de Ingeniería. For graduate studies, he attended ESAN and the Universidad de Piura Senior Management Program. In addition, Mr. Graña serves as Chairman of the board of directors of our subsidiary Viva GyM and as a director of our subsidiaries GyM and GMD. In addition, Mr. Graña serves as a director of Empresa Editora El Comercio S.A., Prensa Popular S.A., Servicios Especiales de Edición S.A., Mexichem Amanco Holding and Banco de Crédito de Perú. He has previously served as a member of the board of directors of our subsidiaries Concar, GMP, as well as GMI Refinería La Pampilla S.A.A., Edegel S.A.A. and Telefónica S.A.A. He served as Chairman and First Executive of Graña y Montero S.A.A. until March 2011, when he decided to retire from his executive responsibilities and the position of President was eliminated.

Carlos Montero. Mr. Montero has been a director since August 1996 and is currently the Vice Chairman of our board of directors. He graduated from Universidad Nacional de Ingeniería as a civil engineer. For graduate studies, he attended the Universidad de Piura Senior Management Program. Mr. Montero is also the Chairman of the board of directors of our subsidiary Concar and a director of our subsidiaries Survial and GyM. He has previously served as Vice Executive Chairman of our subsidiary GyM until 2007.

Federico Cúneo. Mr. Cúneo is a partner and director of AMROP Peru in Peru, Panama and Costa Rica since 2005 and previously served as Business Director of Ernst & Young from 2003 to 2005, and chief financial officer of Bank Boston from 1996 to 2002. Mr. Cúneo holds a degree in accounting from Eastern Michigan University Ypsilanti and a Finance PEE from Universidad ESAN with studies at the Top Management Program of Universidad de Piura and Corporate Governance at Harvard Business University and at Universidad del Pacífico. He is a member of the board of directors, since 2012 of Amrop Global, since 2011 of Grupo Osaka and Vice President of AmCham, since 2010 at Reforestadora Tununga and Club Sporting Cristal, since 2005 at four funds of AC Capitales, and since 2004 at Peru 2021. Mr. Cúneo was a member of the boards of Enersur, IPAE, Ethos Brasil, Forum Empresa, Forum Empresa, Mesa de Concertación de Lucha Contra la Pobreza, Programa Juntos and of La Pampilla Refinery.

José Chlimper. Mr. Chlimper has been a director since March 2006. He received a degree in Economics and Business Administration from North Carolina State University. In addition, Mr. Chlimper is the Chairman of the board of directors and CEO of Agrokasa S.A. and a member of the board of directors of Corporación Drokasa S.A., Maestro Home Center Perú S.A., Aeropuertos del Perú S.A., Comex Perú, Instituto de Formación Bancaria (IFB) and our subsidiary GyM. He is Chairman of the board of directors of Compec. He is a member of the Agrarian Consultative Council for the master’s degree in Agrobusiness at Universidad del Pacífico. He has previously served as councilman for the municipality of Lima, President of the Fondo de Las Américas, Peru’s Minister of Agriculture and member of the board of directors of the Peruvian Central Bank.

Pedro Errazuriz. Mr. Errazuriz holds a civil engineering degree from Universidad Católica de Chile, with a Master’s degree in engineering sciences from the same university and a MSc in Administrative Sciences/Operations Research/Finance from the London School of Economics. Mr. Errazuriz was the Minister of Transportation and Telecommunications for the administration of President Sebastian Piñera in Chile, a position he has held since 2011 and finished on March 11, 2014. Mr. Errazuriz has been a director of various firms on behalf of Holding Ontario Teachers’ Pension Plan, a fund of which he was chief executive officer from 2009 to 2011. During such period, he also served as chairman of the board of Biodiversa, of Esval, of Aguas del Valle and of Grupo SAESA. He was also chief executive officer and chairman of the board of the water and sewage company ESSBIO. He was chief executive officer of LanExpress from 2000 to 2006 and vice president of corporate planning of LanChile from 1999 to 2000.

Hugo Santa María. Mr. Santa María has been a director since March 2011. He is an Economist from Universidad del Pacífico and has a doctorate in Economics from Washington University in St. Louis, Missouri. He is also the Chairman of the board of directors of MiBanco and a director of APOYO Comunicación Corporativa, as well as a partner and chief economist at APOYO Consultoría. Mr. Santa María previously served as director of Fondo Consolidado de Reserva (FCR) and Compañía Minera Atacocha.

Mark Hoffmann. Mr Hoffmann was chief executive officer of Duke Energy from 2008 to 2013, chief executive officer of Electroandes from 2003 to 2007, among other positions. He holds a degree in industrial engineering from the Georgia Institute of Technology, and an MBA in Finance from Cornell University. He has been a member of the board of directors, since 2012 at Financiera Universal, since 2010 at Radio Filarmonía and since 2007 at Colegio Markham. Mr. Hoffmann was a member of the boards of Luz del Sur, Electroandes and Amcham and vice president of Caminando Juntos, and of Sociedad Nacional de Minería, Petróleo y Energía (the National Society of Mining, Petroleum and Energy).

Mario Alvarado. Mr. Alvarado joined the group in 1980 and has been Chief Executive Officer of Graña y Montero since 1996 and a director since April 2003. He is a Civil Engineer with a master’s degree in Administration Engineering from George Washington University and graduate studies in the CEO Management program at Kellogg School of Management, Northwestern University. In addition, he is a member of the board of directors of our subsidiaries GyM, Vial y Vives, Viva GyM, CAM Chile, Survial, GyM Ferrovías, Almonte, as well as Larrain Vial Safi. He is also a member of the Consultive Council of the Tecnológico de Monterrey (Peru Site). Mr. Alvarado has previously served as member of the board of directors of Amerika Financiera S.A.

Hernando Graña. Mr. Graña joined the group in 1977 and has been a director since August 1996. He is an Industrial Engineer with a master’s degree in Mining Engineering from University of Minnesota. In addition, he is the Chairman of the board of directors of our subsidiary GyM, as well as a director of our subsidiaries GMI, Stracon GyM, Norvial, Survial, CAM Chile, Vial y Vives and La Chira. Since 1996, Mr. Graña has served as Chief Commercial Officer of GyM.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment	Year of First Employment at the Company
Mario Alvarado	Chief Executive Officer	1957	1996	1980
Mónica Miloslavich	Chief Financial Officer	1966	2009	1993
Antonio Rodriguez	Corporate Investment Officer	1963	2014	1999
Claudia Drago	Chief Legal Officer	1970	2007	1997
Juan Arrieta	Corporate Social Responsibility Manager	1954	2011	1999
José Ascarza	Chief Human Resources Officer	1975	2012	2004
Dennis Gray	Corporate Finance and Investor Relations Officer	1975	2011	2011
Jorge Izquierdo	Operational Excellence Manager	1973	2014	1999
Gonzalo Ferraro	President of the Infrastructure Area	1956	2013	1996
Hernando Graña	Executive President of GyM	1951	2005	1977
Francisco Dulanto	Executive President of GMP	1949	2011	1974
Juan Lambarri	Corporate Engineering and Construction Officer	1958	2014	1982
Luis Díaz	Corporate Infrastructure Officer	1970	2013	1993
Jaime Dasso	Corporate Technical Services Officer	1966	2014	1991

Walter Silva Santisteban	Executive President of GMI	1954	2014	1981
Jaime Targarona	Chief Executive Officer of CONCAR	1968	2005	1996
Rolando Ponce	Chief Executive Officer of Viva GyM	1963	2008	1993
	Corporate Real Estate Officer		2014
Renato Rojas	Chief Executive Officer of GyM	1972	2014	1995
Hugo González	Chief Executive Officer of GMD	1975	2014	1997
Maritza Zavala	Corporative Technology Manager	1968	2013	1997
Reynaldo Llosa	Chief Executive Officer of GMP	1960	2014	2014
Eduardo Villa Corta	Chief Executive Officer of GMI	1964	2014	1995
Klaus Winkler	Executive Vice President of CAM;	1968	2011	2011*
	Country Manager—Chile		2013
César Neyra	Manager of Internal Auditing and Management Processes	1958	2003	2003

*	Appointed by CAM in 2007.

The following sets forth selected biographical information for each of our executive officers:

Mario Alvarado Pflucker. See “—Board of Directors.”

Mónica Miloslavich. Ms. Miloslavich joined the group in 1993 and she has been our Chief Financial Officer since 2009. She is an Economist graduated from Universidad de Lima and received a postgraduate diploma from Tecnológico de Monterrey. She previously served as Chief Financial Officer of Graña y Montero Edificaciones S.A.C. from 1998 to 2004 and Chief Financial Officer of our subsidiary GyM from 2004 to 2009. Additionally, Ms. Miloslavich is a member of the board of directors of our subsidiary GyM Ferrovías.

Antonio Rodriguez. Mr. Rodriguez joined the group in 1999 and he has been our Corporate Investment Officer since February 2014. He previously served as Chief Investment Officer from 2010 to 2014. He is an Accountant graduated from Universidad de Lima, with a master’s degree in Business Administration from ESAN and a master’s degree in Business Administration from The Birmingham Business School in the United Kingdom. He previously served as Chief Executive Officer of Larcomar from 1999 to 2010. Currently, he is a director of our subsidiaries Concar, CAM Chile, Survial and GMD.

Claudia Drago. Ms. Drago joined the group in 1997 and she has been our Chief Legal Officer since 2007. She received a Bachelor of Laws from Universidad de Lima and pursued postgraduate studies in Finance and Corporate Law at ESAN, received a postgraduate diploma from Tecnológico de Monterrey and completed the Management Program for Lawyers at Yale School of Management. She has previously served as Legal Counsel of Graña y Montero from 2000 to 2007 and of our subsidiary GMD from 1997 to 2000. Ms. Drago is Graña y Montero’s representative to the Lima Stock Exchange and the Secretary of the board of directors.

Juan Arrieta. Mr. Arrieta joined the group in 1999 and has been our Corporate Social Responsibility Manager since 2011. He received a Bachelor’s degree in Sociology from Pontificia Universidad Católica del Perú, a postgraduate diploma in Business Administration from ESAN and a postgraduate diploma from Tecnológico de Monterrey. He previously served as our Human Resources and Social Responsibility Manager from 2007 to 2011 and as Human Resources Manager of our subsidiary GyM from 1999 to 2007.

José Ascarza. Mr. Ascarza joined the group in 2004 and has been our Chief Human Resources Officer since 2012. He is an Industrial Engineer graduated from Universidad de Lima and received a postgraduate diploma from Tecnológico de Monterrey. He previously served as Human Resources Manager at our subsidiary GyM from 2007 to 2012.

Dennis Gray. Mr. Gray joined the group in 2011 and has since been our Corporate Finance and Investor Relations Manager. He is an Economist with a degree from Universidad del Pacífico specializing in Finance and received a postgraduate diploma from Tecnológico de Monterrey. He previously served as Corporate Vice President of Finance at Citibank del Perú, General Manager of Citicorp Perú S.A.B. and Product Development Manager at Banco de Crédito del Perú.

Jorge Izquierdo. Mr. Izquierdo joined the group in 1999 and he has been our Operational Excellence Manager since March 2014. He previously served as Corporate Learning Center Manager from 2011 to 2014, having previously served as manager of the Project Management Office. He is a Civil Engineer with a degree from the Pontificia Universidad Católica del Perú and a master’s degree in Construction Management from the University of California, Berkeley.

Gonzalo Ferraro. Mr. Ferraro joined the group in 1996 and has been President of the Infrastructure Area since April 2013. He has also held a number of managerial positions, including Corporate Infrastructure Manager from 2010 to 2013. He is an Industrial Engineer graduated from Universidad Nacional de Ingeniería and Universidad de Lima, he completed additional graduate studies at the Universidad de Piura Senior Management Program and received a postgraduate diploma from Tecnológico de Monterrey. Mr. Ferraro is currently the Chairman of the board of directors of subsidiaries Survial, Norvial, La Chira, GyM Ferrovías, as well as Concesionaria Vía Expresa Sur, and a member of the board of directors of our subsidiary GMP.

Hernando Graña. See “—Board of Directors.”

Francisco Dulanto. Mr. Dulanto joined the group in 1974 and is the Executive President and Chairman of the board of directors of GMP. He graduated from Universidad Nacional de Ingeniería and pursued graduate studies at ESAN and the Universidad de Piura Senior Management Program. He also received a postgraduate diploma from Tecnológico de Monterrey. He served as Chief Executive Officer of our subsidiary GMP between 1984 and 2011; as well as President of the Society of Petroleum Engineers (SPE), Lima Section, in 1991; and director of the Sociedad Nacional de Minería y Petróleo y Energía.

Juan Lambarri. Mr. Lambarri joined the group in 1982 and has been the Corporate Engineering and Construction Officer since February 2014. He previously served as Chief Executive Officer of our subsidiary GyM from 2001 to 2014. He is a Civil Engineer graduated from Pontificia Universidad Católica del Perú. He also pursued graduate studies from Universidad de Piura Senior Management Program and received a postgraduate diploma from Tecnológico de Monterrey. He is currently a member of the board of directors of our subsidiaries GyM, Stracon GyM, Vial y Vives and GMI.

Luis Díaz. Mr. Díaz joined the group in 1993 and has been the Corporate Infrastructure Officer since April 2013. He previously served as Chief Executive Officer of our subsidiary GMP from March 2011 to February 2014. He is also a member of the board of directors of GMP, GyM Ferrovías, Norvial, Survial, Vía Expresa Sur and La Chira. He is an Industrial Engineer with a master’s degree in Business Administration from the University of Pittsburgh and received a postgraduate diploma from Tecnológico de Monterrey. He previously served as Deputy Chief Executive Officer of GMP from 2009 to 2011, Chief Financial Officer of Graña y Montero from 2004 to 2009, and Financial Manager of our subsidiary GyM from 2001 to 2004.

Jaime Dasso. Mr. Dasso joined the group in 1991 and has been the Corporate Technical Service Officer since February 2014. He previously served as Chief Executive Officer of our subsidiary GMD from 2000 to 2014. He is an electronic engineer and received a master’s degree in Software Development from Stevens Institute of Technology in the United States of America and a postgraduate diploma from Tecnologico de Monterrey. He previously served as Commercial Manager of GMD from 1994 to 1999. Currently, he is a member of the board of directors of GMD, Concar and CAM, as well as the Chairman of the board of directors of our subsidiaries GSD.

Walter Silva Santisteban. Mr. Silva Santisteban joined the group in 1981 and has been the Executive President of GMI since February 2014. He previously served as Chief Executive Officer of GMI from 1998 to 2014. He is a Civil Engineer graduated from Universidad Nacional de Ingeniería and received a postgraduate diploma from Tecnológico de Monterrey. Currently, he is a member of the board of directors of GMI and Ecotec.

Jaime Targarona. Mr. Targarona joined the group in 1996 and has been the Chief Executive Officer of Concar since 2005. He is a Civil Engineer graduated from Universidad Autónoma de Guadalajara (Mexico), with a master’s degree in Business Administration from Universidad San Ignacio de Loyola. He also completed the Universidad de Piura Senior Management Program and received a postgraduate diploma from Tecnológico de Monterrey. He previously held positions as Civil Engineer on different projects, Commercial Manager of our subsidiary GyM’s Special Projects Divisions and as Chief Executive Officer of Graña y Montero Mexico. Additionally, Mr. Targarona is a member of the board of directors of our subsidiaries Concar.

Rolando Ponce. Mr. Ponce joined the group in 1993 and has been the Chief Executive Officer of our subsidiary Viva GyM since 2008 and Corporate Real Estate Officer since February 2014. He is a Civil Engineer graduated from Universidad Ricardo Palma and received a master’s degree in Construction and Real Estate Business Management from Pontificia Universidad Católica de Chile—Politécnica de Madrid (Spain) and a postgraduate diploma from Tecnológico de Monterrey. He has previously served as manager of GyM’s Real Estate Division. Mr. Ponce joined the group in 1993 and is currently a member of the board of directors of our subsidiaries Viva GyM and Almonte.

Renato Rojas. Mr. Rojas joined us in 1995 and is the Chief Executive Officer of GyM since February 2014. He previously served as Manager of the Civil Works Division of GyM from 2010 to 2014, Sub Manager of the same Division from 2002 to 2010. Mr. Rojas holds a degree in civil engineering from Pontificia Universidad Catolica del Peru. He also completed a Master’s degree in Company Management at the Universidad de Piura. He is currently a member of the board of directors of GMI and GyM.

Hugo González. Mr. González joined us in 1997 and is the Chief Executive Officer of GMD since February 2014. He previously served as Manager of the Technology Solutions Division of GMD from 2008 to 2014, Manager of the Outsourcing Technology Division from 2005 to 2008. He holds a degree in system engineering from Lima University. He also completed a Master’s degree in General and Strategic Management, with double degree at Maastricht School of Management (MSM) and Pontificia Universidad Católica del Perú (Centrum Catolica). He is currently a member of the board of directors of GMD.

Maritza Zavala. Ms. Zavala, joined us in 1997 and is the Corporative Technology Manager since September 2013. She holds a degree in industrial engineering from University of Lima, with a Master’s degree in International Business Administration from Nova Southeastern University.

Reynaldo Llosa. Mr. Llosa joined us in 2014 and is the Chief Executive Officer of GMP since February 2014. He holds a degree mechanical engineering graduated from the University of Houston and holds a Senior Executive MBA from Universidad de Piura. He has completed extensive technical and management executive education programs including Certificate Programs at Rice University and Northwestern Kellogg School of Management. He previously served as deputy general manager at BPZ Energy from 2010 to 2013, and was employed by Schlumberger for 25 years where he held several managerment positions over the most recent 15 years.

Eduardo Villa Corta. Mr. Villa Corta joined us in 1995 and is the Chief Executive Officer of GMI since February 2014. He previously served as Technical Manager of GyM from 2010 to 2014, Manager of the Industry Division from 2003 to 2010. In the year 2000 he joined GyM Mexico as the General Director. He holds a degree in civil engineering from Catholic University of Peru. He also completed a MBA from University of Piura. He is currently a member of the board of directors of GMI.

Klaus Winkler. Mr. Winkler joined the group in 2011 and has been the Executive Vice President of CAM Chile S.A. since 2007 as well as Country Manager—Chile since April 2013. He is a Commercial Engineer graduated from Universidad Gabriela Mistral in Chile. He also has a master’s degree in Business Administration from Stanford University and a postgraduate diploma from Tecnológico de Monterrey. He previously served as Chief Executive Officer of Compañía Americana de Multiservicios Ltda. (currently, CAM Chile) from 2007 to 2011; and held several managerial positions over 15 years in Endesa group in Chile, Spain and the United States. He is currently a member of the board of directors of Vial y Vives.

César Neyra. Mr. Neyra joined the group in 2003 and has been our Manager of Internal Auditing and Management Processes since 2003. He received an Accounting degree from Universidad Nacional Federico Villareal and a master’s degree in Business Administration and Finance from Universidad del Pacífico. He has also studied Quality Improvement Systems and graduated from the Six Sigma Methodology program at Caterpillar University in Mexico and the United States of America.

Executive Commission

The Executive Commission is currently comprised by our Chief Executive Officer, the Business Segment Executive Officer for each of the four segments, the President of the Infrastructure Area and the Executive President of the E&C Area. The Executive Commission evaluates, at the management level, among other matters, our strategic plan, annual budget and annual investment plan.

Business Segments Executive Commission

The Business Segments Executive Commissions are comprised by the Business Segment Executive Officer and the CEOs of the companies in each of the relevant business segments. Each Business Segment Executive Commission evaluates the applicable business segment’s annual budget, finances and operations as well as a summary of the information discussed in the Executive Commission.

Kinship

Mr. José Graña Miró Quesada, the Chairman of our board of directors, is a first degree cousin with director Hernando Graña Acuña.

B.	Compensation

Compensation of Directors and Executive Officers

Director compensation must be approved by a majority of shareholders at our annual shareholders’ meeting.

In 2013, total compensation paid to our board of directors amounted to S/.2,527,656 including compensation paid to directors that serve on our subsidiaries’ board of directors. In 2013 total compensation paid to our executive officers amounted to S/.26,068,329. See “Item 4.B Information on the Company—Business Overview—Regulatory Matters—Labor Regulations” for additional information on profit sharing regulatory requirements.

Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director or senior executive upon expiration of his or her term. Under Peruvian law, unless we dismiss someone for justified cause, we are required to pay the dismissed employee (but not directors) 1.5x annual salary for every year with the company for a period not to exceed 12 years. We are not required to make such payments in the event of voluntary termination. Although we have no ongoing obligation to do so, in the past we have provided, and in the future we may provide, such benefits to our executive officers upon their retirement. We have not set aside or reserved any amounts to provide for pension, retirement or other similar benefits.

Executive Compensation Plan

We establish and pay executive compensation in compliance with applicable labor and tax regulations and corporate governance standards and in accordance with market conditions.

We establish pay scales taking into consideration executives’ responsibilities, including the degree of complexity of those responsibilities, power of decision-making and scope of supervision entrusted.

The fixed salary component of compensation is established for each position based on a pay scale. Fixed salary includes family allowance and cost of living payments, if applicable. We evaluate executives at least once a year to develop action plans in furtherance of continuously improving management performance.

The variable component of compensation is paid to executives and other employees for meeting specific goals, and is related both to his or her performance and our financial results. Variable compensation is typically paid as an annual bonus.

In addition, labor regulation establishes a mandatory profit sharing provision of 5% of our total annual taxable income, to be distributed among all employees, calculated based on a formula established by law that considers the days worked in the year and remuneration.

Our executives also receive additional benefits, typically non-pecuniary. The benefits granted include: (i) a vehicle owned and maintained by the company, with the purpose of facilitating transportation of executives in the performance of their functions; (ii) a fuel allowance to offset transportation costs in the performance of their functions; and (iii) an insurance policy, including work accident and high risk coverage.

In addition, we have established a plan for certain executives effective March 2013 that awards cash bonuses for the exclusive use of purchasing shares of our company or of our subsidiaries. The executive must agree to hold the shares for a specific period. If the executive is no longer employed with the company during such period, we are entitled to repurchase the shares at the original purchase price. This benefit is awarded at the discretion and subject to the approval of the Human Resource Management and Social Responsibility Committee of our board of directors.

C.	Board Practices

Board Committees

We have three board committees comprised of members of our board of directors.

Audit and Process Committee

Our Audit and Process Committee is comprised of three directors, all of which are independent in accordance with the SEC rules applicable to foreign private issuers. The current members of our Audit and Process Committee are Mr.Federico Cúneo, Mr. José Chlimper and Mr. Hugo Santa Maria. These directors have extensive business and economic experience in Peru; however, in accordance with SEC rules, we disclose that only Mr. Federico Cúneo qualifies as a “financial expert.” Our Audit and Process Committee oversees our corporate accounting and financial reporting process. Immediately prior to the closing of this offering, the Audit and Process Committee will be responsible for:

•	reviewing our financial statements;

•	evaluating our internal controls and procedures, and identifying deficiencies;

•	recommending to our annual shareholders’ meeting the appointment of our external auditors, determining their compensation, retention and oversight, and resolving any disagreements that may arise between management and our external auditors;

•	evaluating the company’s compliance with the Board of Director’s internal regulation, as well as with general principles of corporate governance;

•	informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function;

•	establishing procedures for the reception, retention and treatment of complaints regarding accounting, internal controls or other auditing matters, including the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	independently engaging its own counsel and any other advisers it deems necessary to fulfill its functions; and

•	establishing policies and procedures to pre-approve audit and permissible non-audit services.

Our board of directors has adopted a written charter for our Audit and Process Committee, which is available on our website at www.granaymontero.com.pe.

Human Resource Management and Social Responsibility Committee

Our Human Resource Management and Social Responsibility Committee is comprised of three directors, all of which are independent in accordance with SEC rules applicable to foreign private issuers. The current members of the committee are Mr. José Chlimper, Mr. Federico Cúneo and Mr. Mark Hoffman. The Human Resource Management and Social Responsibility Committee is responsible for:

•	reporting to our board of directors on the appointment and dismissal of senior executives;

•	reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives, and determining and approving CEO compensation;

•	establishing compensation arrangements for senior executives in accordance with the financial results of the company;

•	proposing measures to ensure transparency in the remuneration of directors and senior executives;

•	evaluating our human resources policies;

•	reporting to our board of directors on matters regarding related party transactions that could result in a conflict of interest;

•	establishing our social responsibility policies;

•	appointing third party independent compensation consultants, and establishing the compensation of and overseeing the third party independent compensation consultants; and

•	supervising and reporting to our board of directors on social responsibility practices and management.

As a foreign private issuer, we are not required to maintain a compensation committee that complies with all of the U.S. laws and regulations and NYSE requirements applicable to U.S. issuers.

Investment and Risk Committee

Our Investment and Risk Committee is comprised of three directors. The current members of the committee are Mr. José Graña, Mr. Hugo Santa Maria and Mr. Pedro Errazuriz. The Investment and Risk Committee is responsible for:

•	establishing our investment policies;

•	approving our annual investment plan;

•	analyzing the projects that would require an investment greater than US$5 million; and

•	assessing and seeking to mitigate the risks encountered by our company.

Operating Board Committees

We also have four operating board committees that meet monthly and are comprised of members of our board of directors, including at least one independent member per committee.

Engineering and Construction Committee

Our Engineering and Construction Committee supervises the operations of our E&C segment, and is comprised of five directors. The current members of the committee are Mr. José Graña, Mr. Mario Alvarado, Mr. José Chlimper, Mr. Hernando Graña and Mr. Carlos Montero.

Infrastructure Committee

Our Infrastructure Committee supervises the operations of our Infrastructure segment and is comprised of five directors. The current members of the committee are Mr. José Graña, Mr. Mario Alvarado, Mr. Hugo Santa María, Pedro Errazuriz and Mr. Hernando Graña.

Real Estate Committee

Our Real Estate Committee supervises the operations of the Real Estate segment and is comprised of three directors. The current members of the committee are Mr. José Graña, Mr. Mario Alvarado and Mr. Federico Cúneo.

Technical Services Committee

Our Technical Services Committee supervises the operations of our Technical Services segment and is comprised of four directors. The current members of the committee are Mr. José Graña, Mr. Mario Alvarado, Mr. Mark Hoffman and Mr. Carlos Montero.

D.	Employees

Employees

We have developed an extensive and talented team, including more than 3,800 engineers, that gives us the capability and scale to undertake large and complex projects. We also have access to a network of approximately 62,000 manual laborers throughout Peru that can supplement our workforce when required by our projects. Moreover, we have the flexibility to engage our own workers on projects outside Peru, avoiding the need to seek new employees in other countries.

As of December 31, 2013, we had a total of 33,169 full-time employees, including approximately 12,000 manual laborers, a number that fluctuates depending on our project backlog. At such date, we also worked with 4,758 employees of subcontractors. Occasionally, we employ subcontractors for particular aspects of our projects, such as carpenters, specialists in elevator installation and specialists in glassworks. We are not dependent upon any particular subcontractor or group of subcontractors. As of December 31, 2013, 22% of our employees worked outside Peru. The following table sets forth a breakdown of our employees by category as of December 31, 2013.

Salaried Employees	Engineering and Construction	Infrastructure	Real Estate	Technical Services	Corporate	Total
Engineers	2,095	138	44	1,549	20	3,846
Other professionals	1,010	66	59	1,041	55	2,231
Technical specialists	1,116	252	47	5,607	10	7,032
Manual laborers(1)	12,759					12,759
Joint operations employees(2)	6,312			989		7,301

Subtotal	23,292	456	150	9,186	85	33,169
Subcontracted employees	4,661	97	—	—	—	4,758

Total	27,953	553	150	9,186	85	37,927

(1)	The number of manual laborers, who form part of our network of approximately 62,000 manual laborers, varies in relation to the number and size of projects we have in process at any particular time.
(2)	Includes engineers, professionals, technical specialists and manual laborers employed by our joint operations.

The following chart sets forth the growth of our total employees from December 31, 2011 to December 31, 2013.

Our talent development system has allowed us to develop a team of professionals who are able to design and implement sophisticated projects. Our talent development system is based on three main pillars: (i) specialized training for all levels, including senior management; (ii) mentoring; and (iii) feedback from managers to employees.

We have implemented programs to attract young and qualified candidates. Our Trainee, Academic Excellence and Young Engineers programs, offer various types of internships and training opportunities to engineering students and recent graduates, rewarding the most successful candidates with the opportunity to work as full-time, permanent employees. Our focus is not only to attract talented people but also to retain them. Therefore, during the last six years we have worked together with Great Place to Work®, a human resources consulting, research and training firm, to measure our employee’s satisfaction with the working environment. According to studies carried out by Great Place to Work® during 2013, 66% of our engineers, technical specialists and other professional employees confirmed that we are a “great place to work.” Moreover, our subsidiaries Viva GyM and GMP were recognized by Great Place to Work® as being among the 45 best companies to work for in Peru. Through our Corporate Learning Center, we offer continued education opportunities through a wide selection of courses and training programs targeted at each level. We believe the knowledge that our employees gain through these programs is reflected in the way they work and relate to our clients, adding value in every step. During 2013, we invested US$7.9 million in continuing education, reaching approximately 334,693 hours of capacitation activities for our employees.

We place significant emphasis on instilling our core corporate values of quality, professionalism, reliability and efficiency and on promoting safety, environmental sustainability and social responsibility throughout the entire organization. Our Code of Conduct and Charter of Ethics regulate the conduct of our employees while promoting the foregoing values. In addition, our employees participate in ethics seminars on a periodic basis.

Substantially all of our manual laborers and some other employees are members of labor unions. Our practice is generally to extend the benefits we offer our unionized employees to non-unionized employees. We consider our current relationship with unions to be positive.

In our E&C segment, collective bargaining agreements are negotiated at two levels: on an annual basis between the National Federation of Civil Construction and the Peruvian Chamber of Construction, without our direct involvement; and on a per project basis directly between the unions and our project committees, in accordance with such annual agreement. In addition, some of our personnel in our gas processing plant belongs to the labor union Unicode Workers Union GMP S.A. We currently have collective bargaining agreements with some of our gas processing plant workers. In the case of our operation and maintenance of infrastructure assets business, some of our personnel in CAM Perú are subject to a collective bargaining agreement. These collective bargaining agreements are negotiated on an annual basis.

Safety

In 2013, our E&C subsidiary GyM had an accident incidence rate of 0.41 calculated over 89,660,836 hours worked. In 2012, our E&C subsidiary GyM had an accident incidence rate of 0.29, calculated over 64,202,006 hours worked. In 2011, GyM had an accident incidence rate of 0.52, calculated over 52,979,699 hours worked, which was lower than that of private construction companies in the United States for the year, which had an average of 3.90, as reported by the Bureau of Labor Statistics of the United States Department of Labor. In 2011, 2012 and 2013, we had one, two and seven fatalities, respectively.

Our occupational health and safety management system in our subsidiaries GyM, GMP, GMI, GMD and Cam GyM is certified by OHSAS 18001. We believe a safe job site contributes to our reputation and ability to gain new business while enhancing employee morale and reducing costs and exposure to liability. We train our employees in safety, environment, occupational health and related topics, and have trained and certified experts in risk management and prevention who disseminate and regulate risk prevention standards and procedures. We have more than 400 staff members across our subsidiaries dedicated to health, safety and environmental matters, and at least two and up to 40 health, safety and environmental employees are assigned to each E&C project we undertake depending on the nature of the project and the client’s requirements. Moreover, each project manager is responsible for compliance with our safety requirements and for the protection of our employees.

To ensure safe conditions, we perform preventive and routine maintenance on all of our properties, worksites, systems and machinery, and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those properties in accordance with applicable regulation. Furthermore, we continually monitor, test, and record the effectiveness of our safety measures and assure that the highest risk segments receive the highest priority for scheduling internal inspections or tests for integrity.

E.	Share Ownership

As of December 31, 2013, persons who are currently members of our board of directors and our executive officers held as a group 205,200,570 of our common shares. This amount represented 31.08% of our outstanding share capital as of such date.

Our directors and executive officers hold, in the aggregate, less than 1% of our outstanding share capital, with the exception of: Mr. José Graña who owns 117,538,203 common shares, representing 17.81% of our outstanding share capital, through GH Holding Group; Mr. Carlos Montero who owns 33,785,285 common shares, representing 5.12% of our outstanding share capital, through Bethel Enterprises; Mr. Mario Alvarado who owns 22,432,223 common shares, representing 3.40% of our outstanding share capital, through Byron Development; Mr. Hernando Graña who owns 15,150,061 common shares, representing 2.30% of our outstanding share capital; and Mr. Francisco Dulanto who owns 12,684,187 common shares, representing 1.92% of our outstanding share capital.

Our other directors and executive officers who in the aggregate hold less than 1% interest in our company are Mr. Juan Manuel Lambarri, Mr. Walter Silva Santisteban, Mr. Luis Díaz, Mr. Gonzalo Ferraro, Mr. Antonio Rodríguez, Ms. Mónica Miloslavich, Ms. Claudia Drago, Mr. Juan José Arrieta, Mr. Jaime Targarona and Mr. Roberto Abusada.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of December 31, 2013, our issued and outstanding share capital was comprised of 660,053,790 common shares. The following table sets forth the beneficial ownership of our common shares as of December 31, 2013 based on information provided to us by CAVALI S.A. ICLV, the Peruvian clearing house.

Shareholder	Number of shares	Percentage owned
GH Holding Group(1)	117,538,203	17.81%
IN-CARTADM (AFP Integra-Sura Group)	41,154,651	6.24%
Bethel Enterprises Inc.(2)	33,785,285	5.12%
PR-CARTADM (Profuturo AFP-Grupo Scotiabank)	35,107,053	5.32%
Other Shareholders (3)	165,942,958	25.14%
JPMorgan Chase Bank NA, as depositary for the holders of ADS	266,525,640	40.38%

Total	660,053,790	100%

(1)	Mr. José Graña indirectly owns 117,538,203 common shares, representing 17.81% of our outstanding share capital, through GH Holding Group.
(2)	Mr. Carlos Montero indirectly owns 33,785,285 common shares, representing 5.12% of our outstanding share capital, through Bethel Enterprises Inc.
(3)	The following directors and executive officers hold directly or indirectly common shares of our outstanding share capital:

(a)	Mr. Mario Alvarado, director and Chief Executive Officer, indirectly owns 22,432,223 common shares, representing 3.40% of our outstanding share capital, through Byron Development;

(b)	Mr. Hernando Graña, director, Executive President of GyM and director in certain of our subsidiaries, owns 15,150,061 common shares, representing 2.30% of our outstanding share capital;

(c)	Mr. Francisco Dulanto, Executive President and director of GMP, owns 12,684,187 common shares, representing 1.92% of our outstanding share capital;

(d)	Mr. Juan Manuel Lambarri, Corporate Engineering and Construction Officer, Mr. Walter Silva Santisteban, Executive President of GMI, Mr. Luis Díaz, Corporate Infrastructure Officer, Mr. Gonzalo Ferraro, President of the Infrastructure Area, Mr. Antonio Rodríguez, our Corporate Investment Officer, Ms. Mónica Miloslavich, our Chief Financial Officer, Ms. Claudia Drago, our Chief Legal Officer, Mr. Juan José Arrieta, our Corporate Social Responsibility Manager, Mr. Jaime Targarona, Chief Executive Officer of Concar, and Mr. Roberto Abusada, Chairman of the board of directors of GMD, hold in aggregate less than 1% of our outstanding share capital.

Certain of our shareholders directly or indirectly own shares of our subsidiaries: Mr. Francisco Dulanto, Executive President of GMP, owns 5,060,105 common shares of GMP, representing 5.0% of its outstanding capital share; Mr. Juan Manuel Lambarri, Engineering and Construction Corporate Officer, owns 5,091,699 and 3,093,857 common shares of GyM and Viva GyM, representing 2.25% and 1.37% of their outstanding capital share, respectively; Mr. Jaime Targarona, Chief Executive Officer of Concar, owns 28,230 common shares of Concar, representing 0.25% of its outstanding capital share; Mr. Roberto Abusada, Chairman of the board of directors of GMD, owns 700,952 common shares of GMD, representing 5.47% of its outstanding capital share; and Mr. Rolando Ponce, Chief Executive Officer of Viva GyM and Real Estate Corporate Officer, owns 928,751 common shares of Viva GyM, representing 0.41% of its outstanding capital share. The following table sets forth the change in beneficial ownership of our common shares from December 31, 2010, to December 31, 2013, based on information provided to us by CAVALI, S.A. ICLV.

	As of December 31, 2010		As of December 31, 2013
Shareholders	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned
GH Holding Group(1)	117,538,203	21.1%	117,538,203	17.8%
IN-CARTADM (AFP Integra-Sura Group)	66,925,007	12.0%	41,154,651	6.2%
PRIMA AFP	65,872,707	11.8%	3,745,024	0.6%
AFP HORIZONTE	47,214,243	8.5%	—	0%
Bethel Enterprises Inc.(2)	33,785,285	6.1%	33,785,285	5.1%
PR-CARTADM (Profuturo AFP-Grupo Scotiabank)	31,414,443	5.6%	35,107,053	5.3%
JPMorgan Chase Bank NA, as depositary for the holders of ADS)	—	0%	266,525,640	40.38%

(1)	Mr. José Graña Miró Quesada indirectly owns 117,538,203 common shares, representing 17.81% of our outstanding share capital, through GH Holding Group.
(2)	Mr. Carlos Montero Graña indirectly owns 33,785,285 common shares, representing 5.12% of our outstanding share capital, through Bethel Enterprises Inc.

B.	Related Party Transactions

Peruvian Law Concerning Related Party Transactions

Peruvian law sets forth certain restrictions and limitations on transactions with certain related parties.

For instance, from a tax standpoint, the value of those transactions must be equal to the fair market value assessed under transfer pricing rules, i.e., the value agreed to by non-related parties under the same or similar circumstances. Similarly, companies with securities registered in the Peruvian Public Registry of Securities (Registro Público del Mercado de Valores), such as us, are required to comply with the following rules:

•	The directors and managers of the company cannot, without the prior authorization of the board of directors, (i) receive in the form of a loan money or assets of the company; or (ii) use, for their own benefit or for the benefit of related parties, assets, services or credits of the company.

•	The execution of agreements that involve at least 5% of the assets of the company with persons or entities related to directors, managers or shareholders that own, directly or indirectly, 10% of the share capital, requires the prior authorization of the board of directors (with no participation of the director involved in the transaction, if any).

•	The execution of agreements with a party controlled by the company’s controlling shareholder requires the prior authorization of the board of directors and an evaluation of the terms of the transaction by an external independent company (audit companies or other to be determined by the Peruvian Securities Commission).

The external independent company that reviews the transaction should not be related to the parties involved therein, nor to directors, managers or shareholders that own at least 10% of the share capital of the company.

As a general policy, we do not enter into transactions with directors and executive officers on terms more favorable than what we would offer third parties. Any related party transaction we have entered into in the past has been in the ordinary course of business and on an arm’s length basis.

Article 32 of the internal regulations of our board of directors establishes a review procedure for identifying, approving and accounting for related party transactions. Related party transactions are defined as any transaction that exceeds US$50,000 entered into by and among our company and any shareholder that owns 1% or more of our company’s or of our subsidiaries’ outstanding shares, directors, senior executives and persons related to them. The Human Resource Management and Social Responsibility Committee is responsible for identifying, analyzing and approving each such transaction considering market conditions and potential benefits for us and the related party. For more information, see “Item 6. Directors Senior Management and Employees—Management”.

Related Party Transactions

The following set forth the related party transactions we have entered in 2011, 2012, and 2013:

•	construction agreement, dated December 2011, entered into by and among GyM as contractor and Teresa Graña and Francisca Graña, daughters of José Graña Miró Quesada, as owners, for an amount of US$1,199,841;

•	landscaping design services agreement entered into among Claudia Gutierrez de Alvarado, Mario Alvarado Pflucker’s spouse, as designer, and Viva GyM, as customer, for an aggregate amount of US$16,961 between 2011 and December 31, 2013 (part of which will be paid upon completion in 2015);

•	architectural services agreements entered into among Mr. Oscar Borasino, Mario Alvarado Pflucker’s brother-in-law, as architect, and Viva GyM, as customer, for an aggregate amount of US$ 348,613 between 2011 and December 31, 2013;

•	advertising services agreements entered into among Servicios Empresariales El Administrador E.I.R.L., a company related to Rolando Ponce Vergara’s brother, as advertising intermediary, and Viva GyM as customer, for an aggregate amount of US$154,559 between 2011 and December 31, 2013; and

•	between 2011 and December 31, 2013, our company and our subsidiaries GMP, GyM, GMD, Viva GyM, GMI, Survial, Canchaque, Norvial and Concar paid an aggregate amount of US$5,673,936 to Editora El Comercio S.A.A., of which José Graña Miró Quesada is a shareholder, for advertising, publishing and editing services.

During the three years prior to the date of this annual report, our subsidiary Viva GyM had entered into purchase agreements for an aggregate amount of US$10,295,047 for the sale of apartments with the following related parties: Mr. Hernando Graña, one of our directors and a director of GyM, GM and Stracon GyM, Vial y Vives, GMP, Norvial, La Chira, GyM Ferrovías and CAM Chile, and Executive Officer of GyM; Ms. Yamile Brahim, José Graña’s niece; Mr. Rolando Ponce, Chief Executive Officer and director of Viva GyM; Ms. Jenny Ponce, Rolando Ponce’s aunt; Mr. Daniel Graña, Hernando Graña’s son; Mr. Santiago Graña, Hernando Graña’s nephew; Mr. Sergio Graña, Hernando Graña’s son; Ms. Maria Teresa Saavedra, Rolando Ponce’s spouse; Mr. Juan Manuel Lambarri, Chief Executive Officer of GyM and director of GyM, Stracon GyM, Vial y Vives, Viva GyM and GMI; Ms. Viviana Figueroa, Juan Manuel Lambarri’s spouse; Mr. Luis Diaz, Luis Díaz’s father; Mr. Enrique Ponce and Ms. Mercedes Vergara, Rolando Ponce’s parents; Martin Ferraro; Gonzalo Ferraro’s son; Octavio Cabrera GyM’s Chief Executive Officer and Victor Cuadros our Engineer and Construction International Director.

The description above in this Item 7.B. does not include transactions among the company and its subsidiaries, joint operations and associated companies. See note 12 to our audited annual consolidated financial statements included in this annual report.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See exhibits to this annual report.

Legal and Administrative Proceedings

We may, from time to time, become subject to various legal and administrative proceedings that are incidental to the ordinary conduct of our business. We are currently not party to any material legal or administrative proceedings. As of December 31, 2013, we had recorded provisions amounting to S/.12.2 million in connection with legal and administrative proceedings. See note 21 to our audited annual consolidated financial statements included in this annual report.

Dividends and Dividend Policy

Dividend Policy

Our current dividend policy, adopted on March 26, 2013, is to distribute between 30% and 40% of the net profit from the preceding year. Holders of our common shares are entitled to receive dividends on a pro rata basis in accordance with their respective number of shares held. Our dividend policy can be modified by a favorable vote of a majority of our shareholders and any changes become effective 30 days after approval.

Article 23 of our by-laws establishes that dividends distribution must be approved by our shareholders during the annual shareholders’ meeting. The recommendation of our board of directors is required for the distribution of interim dividends, which must be subsequently ratified at a shareholders’ meeting.

Under Peruvian law, companies may distribute up to 100% of their profit (after payment of income tax) subject to a 10% legal reserve until the legal reserve equals 20% of shareholders’ equity. According to Article 40 of the Peruvian Corporate Law, in order to distribute dividends, profits must be determined in accordance with the individual financial statements of the company.

Payment of Dividends

Dividends are paid to holders of our common shares as of a record date determined by us. In order to allow for the settlement of securities, under the rules of the Peruvian Securities Commission, investors who purchase shares of a publicly-held company three business days prior to a dividend payment date do not have the right to receive such dividend payment. Dividends on issued and outstanding common shares are distributed pro rata.

Our syndicated loan agreement contains certain customary covenants, including restrictions on our ability to pay dividends if we are in default under the agreement. Our subsidiaries have also agreed to limitations on their ability to pay dividends based on compliance with certain financial ratios. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Holders of common shares are not entitled to interest on accrued dividends. In addition, under Article 232 of the Peruvian Corporate Law, the right to collect accrued dividends declared by a publicly-held company expires ten years from the original dividend payment date.

Previous Dividend Payments

The following table sets forth the amounts of cash dividends declared and paid since 2008 for our common shares.

	Dividends Paid	Per Share
	(in S/.)
2009	29,437,792	0.05272905
2010	26,879,790	0.04814715
2011	55,015,923	0.098544656
2012	86,722,433	0.155337434
2013	112,126,908	0.169875409

B.	Significant Changes.

The Company is not aware of any changes bearing upon its financial condition since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Price of Our Common Shares and ADSs

Our ADSs

On July 29, 2013, we completed our initial equity offering in the United States of 19,534,884 ADSs, representing 97,674,420 common shares. Our ADSs are listed on the New York Stock Exchange under the symbol “GRAM.” On March 31, 2014, the closing price on the New York Stock Exchange was 17.26 per ADS.

The following table sets forth for each of the most recent nine months and for the current month the high and low closing prices in U.S. dollars of our ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

	High	Low
2013
July (from July 24 to July 31)	21.13	20.90
August	21.13	19.06
September	21.70	19.96
October	21.66	18.52
November	22.07	19.70
December	21.56	18.67
2014
January	21.97	19.94
February	20.35	18.63
March	19.99	17.25
April (through April 22)	18.16	16.52

Our Shares

Our common shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “GRAMONC1”. On December 31, 2013, the closing price on the Lima Stock Exchange was S/.11.90 per common share. Our shares represent 6.31% of the General Index of the Lima Stock Exchange (IGBVL) 2014 portfolio. As of December 31, 2013, 70 record holders of our common shares were located in the United States, according to CAVALI.

The following table sets forth for the five most recent full years and for the current year the high and low closing prices of our common shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	High	Low
	(in S/.)
2009	3.13	1.79
2010	7.21	2.90
2011	6.90	4.60
2012	9.70	6.30
2013	12.79	9.76
2014:
January	12.30	11.30
February	11.40	10.58
March	11.26	9.65
April (through April 22)	10.12	9.29

The following table sets forth for each quarter of the two most recent years and for the current year the high and low closing prices and average daily trading volume of our common shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	High	Low	Average Daily Trading Volume
	(in S/.)
2012:
First quarter	8.75	6.30	377,697
Second quarter	9.12	8.00	363,810
Third quarter	8.53	8.10	175,856
Fourth quarter	9.70	8.65	189,604
2013:
First quarter	11.85	9.76	241,633
Second quarter	12.79	10.50	264,746
Third quarter	12.25	10.80	269,021
Fourth quarter	12.30	10.40	294,719
2014:
First quarter	12.30	9.65	295,868

The following table sets forth for each of the most recent six months the high and low closing prices of our common shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	High	Low
	(in S/.)
2013:
October	12.05	10.40
November	12.30	10.95
December	11.93	10.50
2014:
January	12.30	11.30
February	11.40	10.58
March	11.26	9.65
April (through April 22)	10.12	9.29

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of December 31, 2013, there were 282 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation. As of December 31, 2013, Lima Stock Exchange had a share capital of S/.59,715,840, divided into 56,405,407 class “A” shares and 3,310,433 class “B” shares of par value S/.1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2013, the Lima Stock Exchange had 125 class “A” shareholders and 69 class “B” shareholders.

Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. From the first Monday of November through the second Sunday of March of each year, trading hours are Monday through Friday (except holidays) as follows: 8:20 a.m.-8:30 a.m. (pre-market ordering); 8:30 a.m.-2:55 p.m. (trading); 2:55 p.m.-3:00 p.m. (after-market sales); and 3:00 p.m.-3:10 p.m. (after-market trading). At all other times, trading hours are from Monday to Friday (except holidays) as follows: 9:00 a.m.-9:30 a.m. (pre-market ordering); 9:30 a.m.-3:55 p.m. (trading); 3:55 p.m.-4:00 p.m. (after-market sales); and 4:00 p.m.-4:10 p.m. (after-market trading).

Substantially all of the transactions on the Lima Stock Exchange are traded on the electronic system. Transactions during the electronic sessions are executed through brokerage firms and stock brokers on behalf of their clients. Brokers submit orders in the order in which they are received. The orders must specify the type of security as well as the amount and price of the proposed sale or purchase. In order to control price volatility, the Lima Stock Exchange imposes a 15 minute suspension on trading when the price of a security varies on a single day by more than 15% for Peruvian companies and 30% for non-Peruvian companies.

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	2009	2010	2011	2012	2013
Market capitalization (in millions of nuevos soles)(1)	310,116	451,796	327,823	391,181	337,226
Volume (in millions of nuevos soles)	16,944	19,013	21,587	19,951	16,124
Average daily trading volume (in millions of nuevos soles)	68	76	86	79	64

(1)	End-of-period figures for trading on the Lima Stock Exchange.

The stock market capitalization of companies listed on the Lima Stock Exchange was US$120.7 billion at the end of 2013, compared to US$107.3 billion, US$160.9 billion, US$121.6 billion and US$153.4 billion at the end of 2009, 2010, 2011 and 2012, respectively.

Total market volume in 2013 was US$ 6.0 billion, reflecting a 21.2% decrease compared with 2012. Equity market volume, which represented 68.3% of total market volume, ended the year at US$4.1 billion, 32.9% less than the previous year. The repo market, which represented 15.8% of total market volume, reported volume of US$949 million in 2013, reflecting an increase of 1.3%.

The total number of operations in the market in 2013 decreased by 22.8%, closing the year at 192,355 operations. The number of operations in the equity market in 2013 declined by 24.3% amounting to 179,459 operations.

The General Index of the Lima Stock Exchange (Índice General de la Bolsa de Valores de Lima) increased, in U.S. dollars terms, 101.0% in 2009 and 65.0% in 2010, reaching 23,374 points as of December 31, 2010, the highest value over the past three years. In 2011, the index reported losses amounting to 16.7%, while 2012 registered an increase of 5.9%. In 2013, it reached 15,753 points, decreasing 23.6% compared to 2012.

Regulation of the Peruvian Securities Market

The regulatory framework for the Peruvian securities market is established in the Securities Market Law approved by Legislative Decree No. 861, whose unified sole text was enacted by Supreme Decree

No. 093-2002-EF, as amended (Ley del Mercado de Valores), and the resolutions issued from time to time by the Peruvian Securities Commission. The purpose of the Securities Market Law is to promote the ordered development and transparency of the securities markets, adequate protection for investors and the principles under which the Peruvian securities market is intended to operate. The Securities Market Law contains the general rules for: (i) primary and secondary public offerings of securities; (ii) public offering of securities for acquisitions; (iii) local and international offerings, including simultaneous offerings; (iv) the Public Registry of Securities (the Registro Público del Mercado de Valores); (v) reporting obligations of material information (hechos de importancia) by the issuers of securities recorded in the Public Registry of Securities and by the entities that are subject to the regulation and supervision of the Peruvian Securities Commission; (vi) the enforcement of insider trading; (vii) privileged information and confidentiality regulations and prohibitions against price manipulation, (viii) the broker-dealers; (ix) the Lima Stock Exchange; (x) CAVALI (the settlement and registry entity for transactions executed on the Lima Stock Exchange); (xi) other entities that are required to be registered at the Public Registry of Securities; (xii) capital market instruments and operations, including securitizations; and (xiii) mutual funds and investments funds publicly placed and their respective management companies.

The Peruvian securities market is regulated and supervised by the Peruvian Securities Commission, a governmental entity reporting to the Peruvian Ministry of Economy and Finance, with functional, administrative, economic, technical and budgetary autonomy. The Peruvian Securities Commission is governed by the Superintendent, designated by the Peruvian Ministry of Economy and Finance, and by a five member board of directors convened by the Superintendent (who acts as Chairman of the board). The other four members are appointed by the government under applicable legislation. The Peruvian Securities Commission issues from time to time resolutions which provide specific regulations or may impose sanctions in cases of violations of the Securities Market Law or the resolutions issued by the Peruvian Securities Commission.

The Peruvian Securities Commission, in order to achieve the Securities Market Law´s purposes, has broad regulatory and supervisory powers, including (i) issuing general mandatory rules; (ii) supervision and oversight of compliance with applicable legislation (including the power to order inspections and require the submission of information and documentation by entities that are under its jurisdiction and summon and interrogate any person that may contribute to its investigations); (iii) imposing sanctions; (iv) managing the Public Registry of Securities; (v) authorizing public offerings of securities and the recording at the Public Registry of Securities that may be the subject of such public offerings and the respective programs for issuances; (vi) authorizing the incorporation and functioning of entities under its scope of supervision; and (vii) monitoring the content and accuracy of the financial and other information that is filed with the Peruvian Securities Commission. The Peruvian Securities Commission is responsible for the enactment, interpretation and enforcement of rules and regulations issued under the Securities Market Law.

Disclosure Obligations

Issuers of securities registered with the Peruvian Securities Commission are required to disclose material information relating to the issuer. Pursuant to the Securities Market Law and relevant regulations enacted thereunder, all material information in connection with the issuer of registered securities (such as our common shares), its activities or securities issued or secured by such issuer which may influence the liquidity or price of such securities must be disclosed. Accordingly, issuers must file with the Peruvian Securities Commission mainly two types of information: (a) financial information, including unaudited interim financial statements on a quarterly basis (which are not required to be subject to limited review by external auditors), and audited annual consolidated financial statements on an annual basis, and (b) material information relating to the issuer and its activities that may significantly affect the price, offering or trading of the issued securities, and in general, all the information that may be relevant for investors to be able to make investment decisions.

In order to comply with the foregoing disclosure obligations, issuers must disclose information to the Peruvian Securities Commission and, if the securities are listed, with the Lima Stock Exchange as soon as practicable but not later than one business day after having become aware of such information.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

Set forth below is certain information relating to our share capital, including brief summaries of certain material provisions of our by-laws, Peruvian Corporate Law and certain other laws and regulations of Peru, all as in effect as of the date hereof.

General

We are a publicly-held corporation under Peruvian Corporate Law and registered with the Public Registry of Corporations in Lima. We are currently listed on the Lima Stock Exchange.

Our by-laws provide that our principal corporate purposes are to engage in any and all activities related to the construction and real estate businesses; to provide services related to the mining and hydrocarbons industries; to participate in all stages of development of public services and other infrastructure concessions; and to provide management and corporate services to related and third parties. In addition, our company can realize investments and corporate transactions, including the acquisition, holding and transfer of securities of Peruvian and foreign companies.

Common Shares

As of December 31, 2013, we had 660,053,790 common shares outstanding. As of December 31, 2013, there were 1,338 owners of record of our common shares. Our common shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange.

Shareholders’ Liability

Under Peruvian Corporate Law, holders of our common shares cannot vote on matters with respect to which they have a conflict of interest.

Under Article 133 of the Peruvian Corporate Law, a shareholder must abstain from voting when faced with a conflict of interest. A resolution approved in disregard of this provision may be challenged under Article 139 of the Peruvian Corporate Law and the shareholders that participated in the determination in breach of this provision, if their vote was key in attaining the required majority, may be held jointly liable.

Redemption and Rights of Withdrawal

Under Article 200 of the Peruvian Corporate Law, holders of our common shares have redemption rights if: (i) we change our corporate purpose; (ii) a change occurs in the place of organization to a foreign country; or (iii) any transformation, merger or significant spin-off occurs with respect to our company.

Preemptive and Accretion Rights

If we increase our share capital, holders of our common shares have the right to subscribe to new common shares on a pro rata basis. Holders of common shares have preemptive rights in order to maintain their share interest in our share capital, unless the capital increase (i) results from a conversion of debt to common shares, (ii) is approved by shareholders representing at least 40% of the subscribed voting shares provided that the capital increase does not favor, directly or indirectly, certain shareholders to the detriment of others, or (iii) results from a corporate reorganization.

Shareholders who are in default of any payments relating to subscribed but unpaid shares may not exercise their preemptive rights.

Voting Rights and Dividends

Holders of common shares are entitled to one vote per share, with the exception of the election of the board of directors, where each holder is entitled to one vote per share per nominee. Each holder’s votes may be cast for a single nominee or distributed among the nominees at the holder’s discretion. To that effect, each of our common shares gives the holder the right to as many votes as there are directors to be elected. Shareholders may pool votes in favor of one person or distribute them among various persons. Those candidates for the board who receive the most votes are elected directors. Holders of common shares may attend and vote at shareholders’ meetings either in person or through a proxy.

Holders of common shares have the right to participate in the distribution of dividends and shareholder equity resulting from liquidation. Our by-laws do not establish a maximum time limit for the payment of the dividends. However, according to Article 232 of the Peruvian Corporate Law, the right to collect past-due dividends in the case of companies that are publicly held companies, such as ours, expires ten years after the date on which the dividend payment was due.

Our share capital may be increased by a decision of holders of common shares at a shareholders’ meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of common shares at a shareholders’ meeting. Capital reductions are mandatory when accumulated losses exceed 50% of the capital and to the extent such accumulated losses are not offset by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to the Peruvian Securities Commission, the Lima Stock Exchange and SUNAT. Voluntary capital reductions must also be published in the official gazette El Peruano and in a widely circulated newspaper in the city in which we are located.

Liquidation Rights

If we are liquidated, our shareholders have the right to receive net assets resulting from the liquidation, after we comply with our obligation to pay all our creditors and after discounting any existing dividend liabilities. For this reason, we cannot assure that we will be able to reimburse 100% of the book value of the common shares in case of bankruptcy or liquidation.

Ordinary and Extraordinary Meetings

Pursuant to Peruvian Corporate Law and our by-laws, the annual shareholders’ meeting must be held during the three-month period after the end of each fiscal year. Additional shareholders’ meetings may be held during the year. Because we are a publicly-held corporation, we are subject to the special control of the Peruvian Securities Commission, as provided in Article 253 of the Peruvian Corporate Law. If we do not hold the annual shareholders’ meeting during the three-month period after the end of each fiscal year or any other shareholders’ meeting required by our by-laws, a public notary or a competent judge shall call for such a meeting at the request of at least one shareholder of the common shares. Such meeting will take place within a reasonable period of time.

Pursuant to the Peruvian Corporate Law, other shareholders’ meetings are convened by the board of directors when deemed convenient by the company or when it is requested by notarized letter by the holders of at least 5% of our common shares which voting rights are not suspended according to Peruvian Law. Pursuant to section 255 of the Peruvian Corporate Law, if the board expressly or implicitly refuses to convene the shareholders’ meeting, a notary public or a competent judge will call for such meeting at the request of holders of at least 5% of our common shares. If a notary public or competent judge calls for a shareholders’ meeting, the place, date and hour of the meeting, the agenda, the person who will preside the meeting and the notary public who will certify the resolutions of the meeting shall be indicated in the meeting notice. If the meeting called is other than the annual shareholders’ meeting or a shareholders’ meeting required by the Peruvian Corporate Law or the by-laws, the agenda will contain those matters requested by the shareholders who requested the meeting.

Notices of Meetings

Since we are a publicly-held corporation, notice of shareholders’ meetings must be given by publication of a notice. The publication shall occur at least 25 days prior to any shareholders’ meeting in the Peruvian Official Gazette, El Peruano, and in a widely circulated newspaper in the city in which we are located.

Quorum and Voting Requirements

According to Article 33 of our by-laws and Article 257 of the Peruvian Corporate Law, shareholders’ meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in the by-laws, the sale in a single act of assets with an accounting value that exceeds 50% of our share capital, a merger, division, reorganization, transformation or dissolution, are subject to a first, second and third quorum call, with each of the second and third quorum call to occur upon the failure of the preceding one. A quorum for the first call requires the presence of shareholders holding 50% of our total common shares. For the second call, the presence of shareholders holding at least 25% of our total common shares is adequate, while for the third call there is no quorum requirement. These decisions require the approval of the majority of the common shares represented at the shareholders’ meeting. Shareholders’ meetings convened to consider all other matters are subject to a first and second quorum call, with the second quorum call to occur upon the failure of the first quorum.

In accordance with Peruvian Corporate Law, only those holders of common shares whose names are registered in the company’s stock ledger not less than 10 days in advance of a meeting will be entitled to attend the shareholders’ meeting and to exercise their rights.

Limitations on the Rights of Non-Residents or Foreign Shareholders

There are no limitations under our by-laws or Peruvian Corporate Law on the rights of non-residents or foreign shareholders to own securities or exercise voting rights with respect to our securities.

Disclosure of Shareholdings and Tender Offer Regulations

Disclosure of Shareholdings

There are no provisions in our by-laws governing the ownership threshold above which share ownership must be disclosed.

However, according to Article 10 of CONASEV Resolution Nº 090-2005-EF-94.10, as amended, we must inform the Peruvian Securities Commission of the members of our economic group, comprised by our subsidiaries, and a list of our holders of common shares owning more than a 5% share interest, as well as any change to such information.

Tender Offer Regulations

Peruvian securities regulations include mandatory takeover rules applicable to the acquisition of control of a publicly held company.

Subject to certain conditions, such regulations generally establish the obligation to launch a tender offer when a person or group of persons acquires a significant interest in a publicly held company. According to the provisions set forth in CONASEV Resolution No. 009-2006-EF-94.10, a person acquires a significant interest in a listed company when such person (a) holds or has the power to exercise directly or indirectly 25%, 50% or 60% of the voting rights in a listed company, or (b) has the power to appoint or remove the majority of the board members or to amend its by-laws.

A tender offer may be launched prior or following an acquisition of the significant interest. The tender offer may be launched after the “significant interest” is acquired if it is acquired (a) by means of an indirect transaction, defined as a relevant acquisition or interest increase through the acquisition of securities issued by a company that in turn holds share capital of the target company; (b) as a consequence of a public sale offer, or (c) in no more than four transactions within a three-year period.

This mandatory procedure has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is required to launch a tender offer unless: (a) shareholders representing 100% of the voting rights consent in writing, (b) voting shares are acquired by a depositary in order to subsequently issue ADSs, or (c) voting shares are acquired pursuant to the exercise of preemptive rights.

Changes in Capital

Our by-laws do not establish special conditions to increase or reduce our share capital beyond what is required under Peruvian Corporate Law.

Anti-Takeover Provisions

Our by-laws do not contain any provision that would have the effect of delaying, deferring or preventing a change of control.

Board of Directors

For additional information regarding our board of directors, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

Form and Transfer

Common shares may be either physical share certificates in registered form or book-entry securities in the CAVALI S.A. ICLV book-entry settlement system also in registered form. Furthermore, in the case of shares represented in book entries, the issuance of new shares which result from share splits or similar corporate events must also be represented in said form.

Furthermore, the Peruvian Corporate Law forbids publicly-held corporations, such as us, from including in their by-laws stipulations limiting the transfer of their shares or restraining their trading in other ways. According to Article 18 of our by-laws, we cannot recognize a shareholders’ agreement that contemplates limitations, restrictions or preferential rights on the transfer of shares, even if such an agreement is recorded in our stock ledger (matrícula de acciones) or in CAVALI. As of the date of this annual report, no shareholders’ agreement is recorded in our stock ledger.

Arbitration

Our by-laws include an arbitration clause applicable to disputes arising from the interpretation of our bylaws or Peruvian Corporate Law and their complementary provisions, among our company, our management and our shareholders. Any such arbitration will be subject to the regulations of the Arbritration Center of the Lima Chamber of Commerce. The material terms of the arbitration clause are as follows:

•	any dispute, controversy or claim arising out of the performance and the interpretation of the by-laws and any action or remedy set forth in the Peruvian Corporate Law (Ley General de Sociedades) among us, our current or former shareholders and/or our current or former management shall be settled by arbitration;

•	any dispute, controversy or claim between us and a third party shall be also settled by arbitration, if agreed upon by all parties either expressly or tacitly;

•	arbitrations shall be conducted before a panel of three arbitrators;

•	arbitrators shall consider only the applicable law for their award (arbitration in law and not arbitration in equity);

•	each party to a dispute shall appoint an arbitrator within 10 business days from receiving the notice of arbitration. The two selected arbitrators shall appoint the third arbitrator. If one of the parties fails to appoint its arbitrator within 10 business days, the Center of Arbitration of the Lima Chamber of Commerce shall appoint the arbitrator;

•	the rules of the Center of Arbitration of the Lima Chamber of Commerce shall apply to the arbitration; and

•	the arbitration clause is not applicable to the cases that must be submitted to the jurisdiction of the courts or of the Superintendencia del Mercado de Valores, such as when arbitration would present hardship to minority shareholders or when Peruvian law otherwise requires it.

The arbitration clause does not apply to claims based on violations of U.S. securities laws.

C.	Material Contracts

We do not have any material contracts other than contracts entered into in our ordinary course of business. For a description of our indebtedness and principal concessions or similar agreements, see “Item 5. Operating and Financial Review and Prospects—Liquirity and Capital Resources—Indebtedness” and “Item 4. Information of the Company—Business Overview—Infrastructure—Oil and Gas Production.”

D.	Exchange Controls

Since August 1990, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates. Prior to August 1990, the Peruvian foreign market consisted of several alternative exchange rates. Additionally, during the 1990s, the Peruvian currency has experienced a significant number of large devaluations, and Peru has consequently adopted, and operated under, various exchange rate control practices and exchange rate policies, ranging from strict control over exchange rates to market determination of rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100 percent of the cash dividends distributed by such companies. Such investors are allowed to purchase foreign exchange at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction.

E.	Taxation

Peruvian Tax Considerations

The following is a general summary of material Peruvian tax matters under Peruvian law, as in effect on the date of this annual report and describes the principal tax consequences of ownership of ADSs by non-resident individuals or entities (“Non-Peruvian Holders”). Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to holders of ADSs and could alter or modify the conclusions set forth herein. This summary is not intended to be a comprehensive description of all of the tax considerations that may be relevant to a decision to make an investment in the ADSs. In addition, it does not describe any tax consequences arising under the laws of any taxing jurisdiction other than Peru or applicable to an individual or entity resident of Peru or to a person with a permanent establishment in Peru.

For purposes of Peruvian taxation:

•	individuals are residents of Peru, if they are Peruvian nationals who have established their place of residence in Peru or if they are foreign nationals with a permanence of 183 days in Peru in any 12-month period (in the latter case, the condition of Peruvian resident can only be acquired as of the 1st of January of the year following the fulfillment of residence conditions); and

•	legal entities are residents of Peru if they are established or incorporated in Peru.

Cash Dividends and Other Distributions

Cash dividends paid to Non-Peruvian Holders with respect to common shares and amounts distributed with respect to ADSs are currently subject to Peruvian withholding income tax at a rate of 4.1%. As a general rule, the distribution of additional common shares representing profits, the distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to common shares, which are carried out as part of a pro rata distribution to all shareholders, will not be subject to Peruvian income tax or withholding taxes.

Capital Gains

Pursuant to Article 6 of the Peruvian income tax law, individuals and entities resident in Peru are subject to Peruvian income tax on their worldwide income while Non-Peruvian Holders are subject to Peruvian income tax only on their Peruvian source income.

Peruvian income tax law provides that income derived from the disposal of securities issued by Peruvian entities is considered Peruvian source income and is therefore subject to income tax. Under current Peruvian income tax law, capital gains resulting from the disposal of ADRs that represent shares issued by Peruvian entities are considered Peruvian source income and therefore are subject to Peruvian income tax. Peruvian income tax law also provides that the taxable income resulting from the disposal of securities is equal to the difference between the sale price of the securities (which may not be less than their fair market value) and their tax basis.

Notwithstanding the foregoing, capital gains resulting from the disposal of ADSs or beneficial interest in ADSs that represent shares issued by a Peruvian entity are not considered Peruvian source income, and therefore are not subject to Peruvian income tax.

In the event ADSs are exchanged into common shares and such common shares are disposed of, capital gains resulting therefrom will be subject to an income tax rate of either 5% or 30%, depending on where the transaction takes place. If the transaction is consummated in Peru, any capital gain will be subject to an income tax rate of 5%; and if the transaction is consummated outside of Peru, any capital gain will be subject to a 30% income tax rate. Peruvian income tax law regulations have stated with respect to the transfer of common shares that transactions are deemed to be consummated in Peru if the common shares are transferred through the Lima Stock Exchange. Any gain resulting from the conversion of ADSs into common shares or common shares into ADSs will not be subject to taxation in Peru.

Any Non-Peruvian Holder who acquires common shares will have the following tax basis: (i) for common shares purchased by the transferor, the acquisition price paid for the shares; (ii) for common shares received by the transferor as a result of a share capital increase because of a capitalization of net profits, the par value of such common shares; (iii) for other common shares received free of any payment, tax basis will be: (x) zero or the cost borne by the transferor, in the case of individuals and (y) the fair market value at the time of the acquisition, in the case of entities, and (iv) for common shares of the same type acquired at different opportunities and at different values, the tax basis will be the weighted average cost. In cases where common shares are sold by Non-Peruvian Holders outside the Lima Stock Exchange, the tax basis must be certified by the Peruvian tax administration prior to the time payment is made to the transferor; otherwise it would not be possible to deduct the tax basis and the 30% Peruvian income tax would apply to the total sale price. Under Peruvian income tax law, tax basis certification is granted by the Peruvian tax authorities within 30 business days after the filing of the corresponding application. If the Peruvian tax authorities do not respond within such 30 day period, the tax basis calculation presented for approval by the transferor is deemed automatically approved.

In any transaction relating to Peruvian securities through the Lima Stock Exchange, CAVALI (the Peruvian clearing house) will act as withholding agent of the Peruvian income tax. If the purchaser is resident in Peru and the sale is not performed through the Lima Stock Exchange, the purchaser will act as withholding agent. In other cases, the transferor shall be obliged to self-assess the tax and pay it to the Peruvian tax authorities within the first 12 business days of the month following the transfer.

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or common shares. No stamp, transfer or similar tax applies to any transfer of common shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.15% of value sold), fees payable to the Peruvian Securities Commission (0.1% of value sold), brokers’ fees (about 0.05% to 0.50% of value sold) and value added tax (at the rate of 18%) on commissions and fees. Any investor who sells its common shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the common shares.

United States Federal Income Tax Considerations

The following summary describes certain United States federal income tax consequences to a United States Holder (as defined below) of the purchase, ownership and disposition of our common shares and ADSs as of the date of this annual report. Except where noted, this summary deals only with common shares and ADSs held as capital assets (generally, property held for investment). As used herein, the term “United States Holder” means a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. There is currently no income tax treaty between the United States and Peru that would provide for United States federal income tax consequences different than the consequences under the foregoing authorities. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common shares or ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our common shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

The gross amount of distributions, other than certain pro rata distributions of common shares, on the ADSs or common shares (including amounts withheld to reflect Peruvian withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.

To the extent that the amount of any distribution (including amounts withheld to reflect Peruvian withholding taxes) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend. Such dividends (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, will be considered readily tradable on an established securities market in the United States. Based on existing guidance, it is not entirely clear whether our common shares will be considered readily tradable on an established securities market in the United States because only the ADSs, not the underlying common shares, will be listed on a securities market in the United States. We believe that dividends we pay on our common shares that are represented by ADSs, but not our common shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in nuevos soles will equal the U.S. dollar value of the nuevos soles received, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs, regardless of whether the nuevos soles are converted into U.S. dollars at that time. If the nuevos soles received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the nuevos soles received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the nuevos soles equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the nuevos soles will be treated as United States source ordinary income or loss.

Subject to certain conditions and limitations, Peruvian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as foreign source income and will generally constitute passive category income. However, in certain circumstances, if you have held the ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any Peruvian withholding taxes imposed on dividends paid on the ADSs or common shares. If you do not elect to claim a United States foreign tax credit, you may instead claim a deduction for Peruvian income tax withheld, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares, in each case as determined in U.S. dollars. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

If a Peruvian income tax is withheld on the sale or other disposition of our ADSs or common shares, your amount realized will include the gross amount of the proceeds of that sale or other disposition before deduction of the Peruvian income tax. See “—Peruvian Tax Considerations—Capital Gains” for a description of when a sale or other disposition of our ADSs or common shares may be subject to taxation by Peru. Any gain or loss recognized by you will generally be treated as United States source gain or loss for foreign tax credit purposes. Consequently, in the case of gain from the disposition of ADSs or common shares that is subject to Peruvian income tax, you may not be able to benefit from the foreign tax credit for that Peruvian income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. Alternatively, you may take a deduction for the Peruvian income tax if you do not take a credit for any foreign taxes paid or accrued during the taxable year. You are urged to consult your tax advisors regarding the tax consequences if Peruvian income tax is imposed on a disposition of ADSs or common shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us (as discussed above under “—Taxation of Dividends”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange or redemption of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership or disposition of our ADSs or common shares. You should consult your own tax advisors concerning the overall tax consequences to you, including the consequences under laws other than United States federal income tax laws, of an investment in our ADSs or common shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the U.S. Securities Act. This annual report does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. In addition, as a foreign issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers and directors will not be subject to Section 16 of the Exchange Act relating to insider short-swing profit disclosure and recovery regime.

We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

We will file financial statements and other periodic reports with the Peruvian Securities Commission in Peru. Issuers of securities registered with the Peruvian Securities Commission are required to disclose material information relating to the issuer. Pursuant to the Securities Market Law and relevant regulations enacted thereunder, all material information in connection with the issuer of registered securities, its activities or securities issued or secured by such issuer which may influence the liquidity or price of such securities must be disclosed. Accordingly, issuers must file with the Peruvian Securities Commission mainly two types of information: (a) financial information, including unaudited interim financial statements on a quarterly basis (which are not required to be subject to limited review), and audited annual consolidated financial statements on an annual basis, and (b) material information relating to the issuer and its activities that may significantly affect the price, offering or negotiation of the issued securities, and in general, all the information that may be relevant for investors to be able to make investment decisions.

I.	Subsidiary Information

See the notes 2.2 and 5 to our consolidated financial statements included in this annual report for a description of our subsidiaries.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of market risks arising from our normal business activities, including the possibility that changes in currency exchange rates or interest rates will adversely affect future cash flows and profit or the value of our financial assets and liabilities. From time to time, we enter into derivative transactions to hedge against foreign currencies and interest rate fluctuations. For further information regarding our market risk, see note 3 to our audited annual consolidated financial statements included in this annual report.

Exchange Rate Risk

We are exposed to market risk associated with changes in foreign currency exchange rates. Our revenues and costs, and our assets and liabilities, are denominated in nuevos soles, U.S. dollars, Chilean pesos and, to a lesser extent, other currencies. In 2013, 31.6%, 59.8% and 8.6% of our revenues were denominated in nuevos soles, U.S. dollars and other currencies (principally Chilean pesos), respectively, while 67.2%, 24.2% and 8.6% of our cost of sales during the year were denominated in nuevos soles, U.S. dollars and other currencies. In addition, as of December 31, 2013, 18.2%, 72.8% and 9.0% of our total debt was denominated in nuevos soles, U.S. dollars and other currencies, respectively. If, at December 31, 2013, the nuevo sol had strengthened/ weakened by 2% against the U.S. dollar, with all other variables remaining constant, or pre-tax profit for the year would have increased/decreased by S/.1.4 million.

Interest Rate Risk

We may from time to time incur variable interest rate indebtedness, and accordingly our financial expenses are affected by changes in interest rates. Based upon our indebtedness at December 31, 2013, and taking into account our interest rate derivative instruments, a change in interest rates of one percent (or 100 basis points) would impact our net profit by S/.5.5 million annually. This sensitivity analysis does not take into account indebtedness that we incur subsequent to December 31, 2013.

Commodity Price Risk

We are exposed to market risk associated with changes in commodity prices, primarily for oil, steel and cement, which in aggregate represented a majority of our total input cost in 2013. We do not have long-term contracts for the supply of these key inputs. Based upon our consumption of these inputs during 2013, a 10% increase/decrease in the prices of each of oil, steel and cement would have increased/decreased our costs of sales by S/.80.1 million, S/.11.7 million and S/.6.2 million, respectively. However, based on our production of oil during 2013, a 10% increase/decrease in the price of oil would have increased/decreased our revenues by S/.96.3 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

For a description of our principal indebtedness, please see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

General

JPMorgan Chase Bank, N.A., as depositary, has issued ADSs. Each ADS represents an ownership interest in five common shares which deposited with the custodian, Citibank del Perú S.A., as agent of the depositary, under the deposit agreement among us, the depositary and you as an ADS holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In this description, references to ADRs, shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 1 Chase Plaza, Floor 58, New York, New York 10005-1401, United States.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Peruvian law governs shareholder rights. ADR holders have no direct ownership interest in our common shares and only have such rights as specified in the deposit agreement. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the common shares, you must rely on the depositary or its nominee to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by the law of the State of New York. However, our obligations to the holders of common shares represented by the ADSs will continue to be governed by the laws of Peru, which may be different from the law of the State of New York.

The following is a summary of what we believe to be the material terms of the deposit agreement. This summary is qualified in its entirety by reference to, and should be read in conjunction with, the entire deposit agreement and the form of ADR which contains the complete terms of your ADSs. You can read a copy of the deposit agreement, a form of which is filed as exhibit 4.2 to our registration statement, filed under number 333-189067. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549, United States. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Dividends and Other Distributions

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Distribution of Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Distribution of Common Shares. In the case of a distribution of common shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such common shares. Only whole ADSs will be issued. Any common shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

No distribution of ADRs as described above will be made if it violates U.S. securities laws, or any other law, or if it is not operationally practicable. If the depositary does not distribute new ADRs as described above, it will use its best efforts to sell the common shares received and distribute the proceeds of the sale in the same manner as a cash distribution.

Rights to Receive Additional Common Shares. In the case of a distribution of rights to subscribe for additional common shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. If we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash distributions to the ADR holders entitled thereto; or

•	if the sale of such rights cannot practicably be accomplished by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same manner it distributes cash. If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

U.S. dollars will be distributed by checks drawn on a bank in the United States for whole U.S. dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

We have no obligation to file a registration statement under the Securities Act in order to make any rights, securities or other property available to ADR holders.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

The depositary may use a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct manage and/ or execute any public and/or private sale of securities.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, common shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Issuance of ADSs upon Deposit of Common Shares

The depositary will issue ADSs if you or your broker deposit common shares or evidence of rights to receive common shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance.

Common shares deposited in the future with the custodian must be accompanied by the delivery of certain documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited common shares for the account of the depositary. ADR holders thus have no direct ownership interest in our common shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited common shares. The deposited common shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of common shares, receipt of related documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

The term common shares in this section shall also refer to preliminary stock certificates (certificados provisionales), which will be converted to common shares once the capital increase is registered with the Peruvian public registry and new common shares are listed on the Lima Stock Exchange and registered in the CAVALI S.A. ICLV book-entry settlement system.

Withdrawal of Common Shares upon Cancellation of ADSs

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying common shares to you upon your written order. Delivery of common shares in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of common shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any Peruvian, U.S. or other foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

Notwithstanding the foregoing, no withdrawal of deposited securities shall be permitted until the preliminary stock certificates (certificados provisionales) have been converted to common shares once the capital increase has been recorded with the Peruvian public registry.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be) to:

•	receive any distribution on or in respect of common shares;

•	give instructions for the exercise of voting rights at a meeting of holders of common shares;

•	pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

•	receive any notice or to act in respect of any other matter, in each case, subject to the provisions of the deposit agreement.

Voting Rights

A holder of an ADR representing common shares will generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the underlying common shares represented by such ADRs. The voting rights of holders of common shares are described under “Description of our Share Capital.”

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the common shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the common shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying common shares or other deposited securities and Peruvian law, to vote or to have its agents vote the common shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary, nor its agents, are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote, other than for failure caused directly by gross negligence, bad faith or willful misconduct on the part of the depositary or its agents. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or applicable regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

There is no assurance that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Reports and Other Communications

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our common shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares, issuances in respect of common share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 or less for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a common share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing common shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the common shares or other deposited securities, the sale of securities, the delivery of deposited securities or otherwise in connection with the depositary’s or the custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution or sale of securities pursuant to paragraph 10 of the deposit agreement, such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of common shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The amounts of reimbursements available to us are not based upon the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting on their behalf. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADS holders or ADR holders, as the case may be, must pay any tax or other governmental charge (including any penalties and/or interest) payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. By holding or having held an ADS or an ADR, as the case be, the holders agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If an ADS holder or ADR holder, as the case may be, owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADS holder or ADR holder, as the case may be, remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADS holders or the ADR holders entitled thereto.

By holding an ADR or an ADS, as the case may be, or an interest therein, you will be agreeing to indemnify us, the depositary, the custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (1) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (2) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (1) to deliver deposited securities to ADR holders who surrender their ADRs, and (2) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR Holders

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or the custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of common shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of common shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of common shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary or when reasonably requested by us in order to enable us to comply with applicable law; provided that the ability to withdraw common shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of common shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, Peru or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADRs issued thereunder including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	it performs its obligations under the deposit agreement and ADRs issued thereunder without gross negligence, bad faith or willful misconduct;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting common shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation, laws, rules, regulations, administrative or judicial processes, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. The depositary and the custodian may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. The depositary and the custodian are required to use reasonable care in the selection and retention of such third party providers and local agents, but neither the depositary nor the custodian will be responsible for any error or omissions made by such third party providers or local agents in providing the relevant information or services. The depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that (A) the custodian has been determined by a final non-appealable judgment of a court of competent jurisdiction to have (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located and (B) we or the registered holders of ADRs have incurred direct damages as a result of such act or omission to get on the part of the custodian.

The depositary shall be under no obligation to inform holders of ADSs regarding the requirements of Peruvian law, rules or regulations or any changes therein or thereunder.

Additionally, none of us, the depositary or the custodian will be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to the holders of ADRs or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. Further, the depositary shall not have any liability for the price received in connection with any sale of securities or the timing thereof.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. None of us, the depositary, or our agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without negligence while it acted as depositary.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the common shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, or common law or any other theory).

The depositary may rely upon instructions from us or our counsel in respect of any governmental or agency approval or license required for any currency conversion, transfer or distribution.

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of, or governing, any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other common shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of common shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-Release of ADSs

In its capacity as depositary, the depositary shall not lend common shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of common shares and (ii) deliver common shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which common shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of common shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive common shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or common shares are to be delivered (1) represents that at the time of the pre-release the applicant or its customer owns the common shares or ADSs that are to be delivered by the applicant under such pre-release, (2) agrees to indicate the depositary as owner of such common shares or ADSs in its records and to hold such common shares or ADSs in trust for the depositary until such common shares or ADSs are delivered to the depositary or the custodian, (3) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such common shares or ADSs, and (4) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and common shares involved in such pre-release at any one time to 30% of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and common shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs; and

•	appoint the depositary as its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs are governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. By holding an ADS or an interest therein, registered holders of ADRs and beneficial owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

Not Applicable.

Use of Proceeds.

On July 23 and 24, 2013, the Regristration Statements on Form F-1 (File No. 333-189067) filed by us with the SEC covering the initial public offering in the United States of up to 22,465,117 ADSs, representing 112,325,585 common shares, were declared effective. On July 29, 2013, we completed our initial public offering in the United States by issuing 20,353,920 ADSs, representing 101,769,600 common shares (including partial exercise of the underwriters’ over-allotment option on August 23, 2013) for cash consideration of US$21.13 per ADS, through a syndicate of underwriters led by Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and BTG Pactual S.A. – Cayman Branch, as joint book-running managers. BBVA Banco Continental, BCP Capital Financial Services S.A. and Banco Internacional del Perú – Interbank acted as co-managers.

We received approximately US$411.3 million in net proceeds from our initial public offering of ADSs in the United States. From these net proceeds, approximately US$232.6 million has, consistent with our disclosure in the Registration Statement, been used as follows: in the Infrastructure segment, the purchase of trains for Line 1 of the Lima Metro (US$178.4 million), the purchase of an additional stake of Norvial (US$18.6 million), an investment in TGP (US$20 million), and the initial equity investment in Via Expresa Sur (US$0.5 million); and in the Real Estate segment, the purchase of land (US$15.2 million).

We expect to use the remaining net proceeds from the offering for capital expenditures, including potential investments and acquisitions, and other general corporate purposes in our business segments, in order to take advantage of growth opportunities that we foresee in our markets.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of the end of the period covered by this annual report, management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, the design and operation of our disclosure controls and procedures were effective at a reasonable assurance level.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of a registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.	Changes in Internal Control Over Financial Reporting

As a result of errors we found in our consolidated statement of cash flow for the year ended December 31, 2012, during 2013 we identified a material weakness in our internal control over financial reporting and restated our consolidated statement of cash flow. These errors did not have any effect on the net increase (decrease) in cash for the year ended December 31, 2012. Furthermore, all underlying transactions were properly recorded in the 2012 statement of financial position, income statement, statement of comprehensive income and statement of changes in shareholders’ equity, which did not need to be revised or restated. We implemented certain measures to address this material weakness, including: enhancing the IFRS knowledge base of our accounting personnel through additional training; additional training for our accounting personnel specifically on the preparation of cash flow statements; and completing the implementation of Hyperion, an automated consolidation system. In the process of preparing our audited consolidated financial statements for the year ended December 31, 2013, we did not identify any material weakness in our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The current members of our Audit and Process Committee are Mr. José Chlimper, Mr. Federico Cúneo and Mr. Hugo Santa María. Mr. Chlimper and Mr. Santa María have extensive business and economic experience in Peru, while Mr. Cúneo qualifies as a financial expert in accordance with SEC rules.

ITEM 16B.	CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is available on our website www.granaymontero.com.pe. Information on our website is not incorporated by reference in this annual report.

If we make any substantive amendment to the code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in a Form 6-K or in our next Form 20-F to be filed with the SEC. During the year ended December 31, 2013, no such amendment was made or waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to the company by our independent registered public accounting firm, Dongo, Soria, Gaveglio y Asociados Sociedad Civil de Responsabilidad Limitada, a member of PricewaterhouseCoopers, responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2012 and 2013.

	Year Ended December 31,
	2012	2013
	(in thousands of S/.)
Audit fees	1,552.3	2,437.9
Audit-related fees	549.6	3,110.2
Tax fees	755.3	446.0
All other fees	1,836.3	1,964.5

Total fees	4,693.5	7,958.6

Audit fees in the above table are the aggregate fees billed and billable by our independent auditors in connection with the audit of our annual consolidated financial statements and review of our quarterly financial information.

Audit-related fees in 2013 primarily correspond to review of IFRS adoption and fees related to the initial public offering of ADSs in the United States.

Tax fees in the above table are fees billed relating to tax compliance services.

All other fees in 2013 primarily correspond to consultancy in respect of transfer pricing, consultancy in elaboration of acquisition agreements, assistance before SUNAT’s (Peruvian Tax Authorities) audit findings, tax consultancy, among others.

Our Audit and Process Committee is responsible for the oversight of the independent auditors and has established pre-approval procedures for the engagement of our registered public accounting firm for audit and non-audit services. Such services can only be contracted if they are approved by the Audit and Process Committee, they comply with the restrictions provided under applicable rules and they do not jeopardize the independence of our auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” within the meaning of the New York Stock Exchange corporate governance standards. Under New York Stock Exchange rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange.

We currently follow certain Peruvian practices concerning corporate governance and intend to continue to do so. There are significant differences in the Peruvian corporate governance practices as compared to those followed by United States domestic companies under the New York Stock Exchange’s listing standards.

The New York Stock Exchange listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time the company ceases to be a “controlled company”. Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of independent members on its board of directors, however we do have a majority of independent directors in our board. Additionally, our Audit and Process Committee is comprised completely of independent directors, while our Investment and Risk Committee is comprised by a majority of independent directors.

The listing standards for the New York Stock Exchange also require that U.S. listed companies, at the time they cease to be “controlled companies”, have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Peruvian law, a Peruvian company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors.

In addition, New York Stock Exchange rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Peruvian law.

The New York Stock Exchange’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In July 2002, the Peruvian Securities Commission and a committee comprised of regulatory agencies and associations prepared and published a list of suggested non-mandatory corporate governance guidelines called the “Principles of Good Governance for Peruvian Companies.” These principles are disclosed on the Peruvian Securities Commission web page http://www.smv.gob.pe and the Lima Stock Exchange web page http://www.bvl.com.pe. Although we have implemented a number of these measures and have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, we are not required to comply with the referred corporate governance guidelines by law or regulation.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1 of this annual report.

ITEM 19.	EXHIBITS

The agreements and other documents filed as exhibits to this annual report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and for the benefit of the other parties to the agreements and they may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Description

1.01	By-Laws of the Registrant, as currently in effect

2.01*	Registrant’s Form of American Depositary Receipt

2.02*	Form of Deposit Agreement among the Registrant, JP Morgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder

8.01*	Subsidiaries of the Registrant

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.01**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.02**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.
**	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

GRAÑA Y MONTERO S.A.A.

By:	/s/ Mario Alvarado Pflucker
Name:	Mario Alvarado Pflucker
Title:	Chief Executive Officer

By:	/s/ Monica Miloslavich
Name:	Monica Miloslavich
Title:	Chief Financial Officer

Date: April 30, 2014

Report of Independent Registered Public Accounting Firm

February 28, 2014

To Graña y Montero S.A.A. shareholders and Board of Directors:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated income statement, consolidated statements of comprehensive income, shareholder’s equity and cash flows present fairly, in all material respects, the financial position of Graña y Montero S.A.A. and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Countersigned by

/s/ Hernan Aparicio P.	(partner)
Hernán Aparicio P.
Peruvian Certified Public Accountant
Registration No. 01-020944

Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada

Av. Santo Toribio 143, 7th Floor, San Isidro, Lima, Peru T: +51 (1) 211 6500, F: +51 (1) 211-6565

www.pwc.com / pe

Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada is a member firm of the global network PricewaterhouseCoopers International Limited (PwCIL). Each of the firms is a separate and independent legal entity and does not act on behalf of PwCIL or any other member firm of the network.

Entered in the Item No. 11028527, Registry of Legal Entities of Lima and Callao

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

		As of December 31,
Current assets	Note	2012	2013
Cash and cash equivalents	8	780,114	959,415
Trade accounts receivables	10	456,315	521,872
Outstanding work in progress	11	513,529	971,743
Accounts receivable from related parties	12	49,761	83,850
Other accounts receivable	13	447,208	553,218
Inventories	14	747,416	762,797
Prepaid expenses		22,839	25,686
Non-current assets classified as held for sale	16	—	21,473

Total current assets		3,017,182	3,900,054

Non-current assets
Long-term trade accounts receivable	10	305,887	591,917
Other long-term accounts receivable	13	93,489	38,151
Available-for-sale financial assets	9	5,005	88,333
Investments in associates and joint ventures	15	37,446	87,967
Investment property		35,972	36,945
Property, machinery and equipment	16	953,531	952,596
Intangible assets	17	480,398	481,392
Derivative financial instruments	7	128	—
Deferred income tax asset	23	71,078	135,521

Total non-current assets		1,982,934	2,412,822

		5,000,116	6,312,876

LIABILITIES AND EQUITY

		As of December 31,
Current liabilities	Note	2012	2013
Borrowings	18	452,819	486,119
Trade accounts payable	19	937,287	991,397
Accounts payable to related parties	12	42,734	25,585
Current taxes		158,834	159,235
Other accounts payable	20	1,015,129	745,094
Provisions	21	11,312	8,895

Total current liabilities		2,618,115	2,416,325

Non-current liabilities
Borrowings	18	392,655	309,703
Long-term trade accounts payable	19	—	2,157
Other long-term accounts payable	20	52,776	205,396
Other provisions	21	46,191	40,387
Derivative financial instruments	7	18,696	3,911
Deferred income tax liability	23	88,442	138,157

Total non-current liabilities		598,760	699,711

Total liabilities		3,216,875	3,116,036

Equity	22
Capital		558,284	660,054
Legal reserve		107,011	111,657
Premium for share issuance		6,656	1,027,533
Other comprehensive income		(3,716)	18,423
Retained earnings		723,972	948,112

Equity attributable to controlling interest in the Company		1,392,207	2,765,779
Non-controlling interest		391,034	431,061

Total equity		1,783,241	3,196,840

		5,000,116	6,312,876

The accompanying notes on pages 8 to 99 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31,
	Note	2011	2012	2013
Revenues from construction activities		2,650,334	3,341,539	3,820,208
Revenues from services provided		1,316,682	1,536,275	1,748,128
Revenue from real estate and sale of goods		274,250	354,071	398,979

		4,241,266	5,231,885	5,967,315

Cost of construction activities		(2,360,521)	(2,969,687)	(3,353,696)
Cost of services provided		(1,077,236)	(1,335,092)	(1,349,850)
Cost of real estate and goods sold		(171,760)	(215,040)	(259,108)

	25	(3,609,517)	(4,519,819)	(4,962,654)

Gross profit		631,749	712,066	1,004,661
Administrative expenses	25	(199,582)	(257,180)	(361,792)
Other income and expenses	27	4,330	75,944	26,034
Profit from the sale of investments	15	4,769	—	5,722
Other (losses) gains, net		(2,845)	(325)	(733)
Gain from business combination	31-d	45,152	—	—

Operating profit		483,573	530,505	673,892
Financial expenses	26	(188,456)	(310,672)	(583,452)
Financial income	26	182,305	300,389	471,003
Share of the profit or loss in associates and joint ventures under the equity method of accounting	15	223	604	33,562

Profit before income tax		477,645	520,826	595,005
Income tax	28	(141,447)	(154,575)	(182,430)

Profit for the year		336,198	366,251	412,575

Profit attributable to:
Owners of the Company		289,076	289,954	320,363
Non-controlling interest		47,122	76,297	92,212

		336,198	366,251	412,575

Earnings per share from continuing operations attributable to owners of the Company during the year	33	0.518	0.519	0.534

The accompanying notes on pages 8 to 99 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2011	2012	2013
Profit for the year		336,198	366,251	412,575

Other comprehensive income:
Items that will not be reclassified to profit or loss

Adjustment for actuarial gains and losses, net of tax	29	—	(3,678)	(6,121)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	29	695	(2,369)	3,733
Foreign currency translation adjustment, net of tax		(3,940)	(2,019)	(1,356)
Change in value of available-for-sale financial assets	9	—	—	19,060

		(3,245)	(4,388)	21,437

Other comprenhensive income for the year, net of tax		(3,245)	(8,066)	15,316

Total comprehensive Income for the year		332,953	358,185	427,891

Comprehensive income attributable to:
Controlling interest in the Company		285,796	282,870	337,911
Non-controlling interest		47,157	75,315	89,980

		332,953	358,185	427,891

The accompanying notes on pages 8 to 99 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Attributable to the controlling interests of the Company
	Number of shares in thousands	Capital	Legal reserve	Premium for issuance of shares	Other comprehen- sive income	Retained earnings	Total	Non- controlling interest	Total
	In thousands
Balances as of January 1, 2011	558,284	390,518	54,605	5,091	2,970	506,677	959,861	189,047	1,148,908

Profit for the year	—	—	—	—	—	289,076	289,076	47,122	336,198
Cash flow hedge	—	—	—	—	660	—	660	35	695
Foreign currency translation adjustment	—	—	—	—	(3,940)	—	(3,940)	—	(3,940)

Comprehensive income of the year	—	—	—	—	(3,280)	289,076	285,796	47,157	332,953

Transactions with shareholders:
- Transfer to legal reserve	—	—	23,499	—	—	(23,499)	—	—	—
- Dividend distribution (Note 32 and 34 g)	—	—	—	—	—	(55,015)	(55,015)	(14,850)	(69,865)
- Purchase of subsidiaries (Note 31 d)	—	—	—	—	—	—	—	24,722	24,722
- Contributions of non-controlling shareholders (Note 34)	—	—	—	—	—	—	—	(13,328)	(13,328)
- Subsidiaries constitution	—	—	—	—	—	—	—	30,776	30,776
- Sale and purchase of treasury shares	—	(30)	—	(211)	—	—	(241)	—	(241)
- Others	—	—	—	—	—	(1,379)	(1,379)	540	(839)

Total transactions with shareholders	—	(30)	23,499	(211)	—	(79,893)	(56,635)	27,860	(28,775)

Balances as of December 31, 2011	558,284	390,488	78,104	4,880	(310)	715,860	1,189,022	264,064	1,453,086

Balances as of January 1, 2012	558,284	390,488	78,104	4,880	(310)	715,860	1,189,022	264,064	1,453,086

Profit for the year	—	—	—	—	—	289,954	289,954	76,297	366,251
Cash flow hedge	—	—	—	—	(2,251)	—	(2,251)	(118)	(2,369)
Adjustment for actuarial gains and losses	—	—	—	—	—	(3,678)	(3,678)	—	(3,678)
Foreign currency translation adjustment	—	—	—	—	(1,155)	—	(1,155)	(864)	(2,019)

Comprehensive income of the year	—	—	—	—	(3,406)	286,276	282,870	75,315	358,185

Transactions with shareholders:
- Transfer to legal reserve	—	—	28,907	—	—	(28,907)	—	—	—
- Dividend distribution (Note 32 and 34 g)	—	—	—	—	—	(86,723)	(86,723)	(37,512)	(124,235)
- Capitalization	—	167,485	—	—	—	(167,485)	—	—	—
- Subsidiaries constitution	—	—	—	—	—	—	—	5,750	5,750
- Purchase of subsidiaries (Note 31 b-c)	—	—	—	—	—	—	—	48,055	48,055
- Debt capitalization (Note 34 f)	—	—	—	—	—	—	—	12,232	12,232
- Contributions of non-controlling shareholders (Note 34 d)	—	—	—	—	—	—	—	26,096	26,096
- Acquisition of non-controlling interest in Survial S.A. (Note 34 a.iii)	—	—	—	364	—	—	364	(4,757)	(4,393)
- Sale of non-controlling interest in GyM S.A. and Concar S.A. (Note 34 b)	—	—	—	291	—	—	291	902	1,193
- Sale and purchase of treasury shares	—	140	—	1,292	—	—	1,432	—	1,432
- Others	—	171	—	(171)	—	4,951	4,951	889	5,840

Total transactions with shareholders	—	167,796	28,907	1,776	—	(278,164)	(79,685)	51,655	(28,030)

Balances as of December 31, 2012	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	391,034	1,783,241

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

		Attributable to the controlling interests of the Company
	Number of shares In thousands	Capital	Legal reserve	Premium for issuance of shares	Other compre– hensive income	Retained earnings	Total	Non- controlling interest	Total
Balances as of January 1, 2013	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	391,034	1,783,241

Profit for the year	—	—	—	—	—	320,363	320,363	92,212	412,575
Cash flow hedge	—	—	—	—	3,546	—	3,546	187	3,733
Adjustment for actuarial gains and losses	—	—	—	—	—	(4,591)	(4,591)	(1,530)	(6,121)
Foreign currency translation adjustment	—	—	—	—	(467)	—	(467)	(889)	(1,356)
Change in value of available-for-sale financial assets	—	—	—	—	19,060	—	19,060	—	19,060

Comprehensive income of the year	—	—	—	—	22,139	315,772	337,911	89,980	427,891

Transactions with shareholders:
- Transfer to legal reserve	—	—	4,646	—	—	(4,646)	—	—	—
- Dividend distribution (Note 32 and 34 g)	—	—	—	—	—	(86,986)	(86,986)	(51,794)	(138,780)
- Issuance of shares (Note 22 c)	101,770	101,770	—	1,055,488	—	1,157,258	—	1,157,258
- Purchase of subsidiaries (Note 31 a)	—	—	—	—	—	—	—	15,701	15,701
- Deconsolidation of subsidiaries (Note 34 e)	—	—	—	—	—	—	—	(19,377)	(19,377)
- Contributions of non-controlling shareholders (Note 34 e)	—	—	—	—	—	—	—	34,774	34,774
- Additional acquisition of non-controlling (Note 34 a.i)	—	—	—	(2,905)	—	—	(2,905)	(9,528)	(12,433)
- Additional acquisition of non-controlling—Norvial (Note 34 a.ii)	—	—	—	(31,706)	—	—	(31,706)	(19,729)	(51,435)

Total transactions with shareholders	660,054	101,770	4,646	1,020,877	—	(91,632)	1,035,661	(49,953)	985,708

Balances as of December 31, 2013	660,054	660,054	111,657	1,027,533	18,423	948,112	2,765,779	431,061	3,196,840

The accompanying notes on pages 8 to 99 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended December 31,
	Note	2011	2012	2013
OPERATING ACTIVITIES
Profit before income tax		477,645	520,826	595,005
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	16	127,023	173,018	181,369
Impairment of intangibles		3,436	—	—
Amortization of other assets	17	51,223	71,485	77,770
Impairment of inventory	14	—	10,981	2,239
Impairment of accounts receivable	10	—	2,707	110
Impairment of other assets				774
Provisions	21			15,084
Share of the profit and loss in associates under the equity method of accounting	15a-b	(223)	(604)	(33,562)
Business combination gain	31d	(45,152)	—	—
Reversal of provisions	27	—	(67,556)	(14,556)
Profit on sale of property, plant and equipment	16	1,661	(1,261)	(734)
Profit on sale of investments in associates	15a	(4,769)	—	(5,722)
Net variations in assets and liabilities:
Decrease in trade accounts receivable		(177,076)	(49,897)	(783,780)
Decrease in other accounts receivable		(183,468)	(346,429)	(33,606)
Decrease in other accounts receivable from related parties		(812)	(24,451)	(34,089)
Decrease in inventories		(140,410)	(197,802)	(21,071)
Increase in pre-paid expenses and other assets		(4,256)	21,644	(539)
Increase in trade accounts payable		265,626	224,935	56,836
Increase (decrease) in other accounts payable		(68,469)	373,637	(145,376)
Increase in other accounts payable to related parties		2,022	23,069	(14,677)
Decrease in other provisions		(5,973)	(3,759)	(16,269)
Payments for intangible purchase—Concessions		(25,378)	(28,406)	(2,329)
Payment of income tax		(139,311)	(159,408)	(190,556)

Net cash provided by (applied to) operating activities		133,339	542,729	(367,679)

INVESTING ACTIVITIES
Sale of investment in associates		26,565	—	6,800
Sale of available-for-sale investment		—	342	—
Sale of property, machinery and equipment		6,436	23,471	15,861
Dividends received	15-a,b	34,709	2,057	4,688
Payment for purchase of available-for-sale investment		—	—	(56,100)
Payment for purchase of property investments		—	(956)	(2,974)
Payments for intangible purchase		(44,146)	(10,851)	(22,375)
Direct cash inflow (outflow) from acquisition of subsidiaries	31	31,660	(133,648)	(88,342)
Payments for fixed asset purchase		(140,803)	(280,402)	(197,553)

Net cash applied to investing activities		(85,579)	(399,987)	(339,995)

FINANCING ACTIVITIES
Loans received		185,701	610,399	1,351,964
Amortization of loans received		(181,307)	(490,398)	(1,378,359)
Interest payment		(24,198)	(46,659)	(61,013)
Dividends paid to owners of the parent		(55,015)	(86,723)	(86,986)
Dividends paid to non-controlling interest		(14,850)	(37,512)	(51,794)
Cash received (contribution return) to non-controlling shareholders	34-d	(13,328)	26,096	34,774
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		—	(3,200)	(63,868)
Capital contribution		30,776	5,750	—
Issuance of shares, net of related expenses		—	—	1,147,418
Repurchase of shares		(241)	1,432	—

Net cash (applied to) provided by financing activities		(72,462)	(20,815)	892,136

(Net decrease) net increase in cash		(24,702)	121,927	184,463
Cash decrease in deconsolidation		—	—	(5,162)
Cash and cash equivalents at the beginning of the year		682,889	658,187	780,114

Cash and cash equivalents at the end of the year		658,187	780,114	959,415

NON-CASH TRANSACTIONS:
Capitalization of retained earnings		—	167,485	—
Debt capitalization		—	12,232	7,989
Acquisition of assets through finance leases		146,580	123,815	43,812
Net assets transferred for acquisition to Stracon GyM		—	24,994	—
Adjustment for deconsolidation LQS SA and SEC		(19,943)
Change in fair value of available-for-sale financial asset		—	—	19,060

The accompanying notes on pages 8 to 101 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2012 AND 2013

1	GENERAL INFORMATION

a)	Incorporation and operations -

Graña y Montero S.A.A. (hereinafter the Company or the Parent) was established in Peru on August 12, 1996 as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la República 4675, Surquillo Lima, Peru and it is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group’s companies; it is also engaged in the leasing of offices to the Group’s companies and third parties.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and technical services. See details of operating segments in Note 6.

b)	Issuance of new common shares -

At the Board of Shareholders’ General Meeting held on March 26, 2013, and the subsequent Board of Directors’ meetings held on May 30, July 23 and August 22, 2013, shareholders agreed to the issuance of common shares through a public offering of American Depositary Shares (ADS) registered with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).

As a consequence in July and August 2013, the Company issued 101,769,600 new common shares, equivalent to 20,353,920 ADS in two tranches, with a unit price of US$21.13, resulting total proceeds of US$430,078, equivalent to S/.1,195,793 before the issuance related costs.

The total outstanding common shares as of the date of the financial statements are 660,053,790 shares, from these 101,769,600 are listed on the NYSE and 558,284,190 on the Lima Stock Exchange.

The excess of the total proceeds obtained by this transaction in comparison with the nominal value of these shares amounted to S/.1,055,488 (net of commissions, other related costs and tax effects for S/.38,536) recorded in the premium for issuance of shares in the consolidated statement of changes in equity (Note 22).

c)	Authorization for issue of the financial statements -

The consolidated financial statements for the year ended December 31, 2013 have been prepared and authorized by Management on January 30, 2014, which will submit them for the consideration of the Board and Annual Shareholders’ Meeting to be held within the term established by law. Management considers that the accompanying financial statements will be approved by the Board and the General Shareholders’ Meeting with no changes.

(All amounts are expressed in thousands of S/. unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale financial assets which are measured at fair value. The financial statements are presented in thousands of New Peruvian Soles, unless otherwise stated.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.2	Consolidation of financial statements

a)	Subsidiaries -

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquirer’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss.

Any contingent consideration to be transferred by the group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss at the time of acquisition.

Balances, income and expenses from transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized as assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

b)	Changes in ownership interests in subsidiaries without change of control -

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests, are also recorded in equity at the time of disposal.

c)	Disposal of subsidiaries -

When the Group ceases to have control over a subsidiary any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss at such date. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

d)	Joint arrangements -

The Group has applied IFRS 11 to all joint arrangements as of January 1, 2012. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to both joint ventures as well as joint operations.

Joint ventures are accounted for using the equity method (Note 2-e). Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the group.

Joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Each party recognizes its assets, liabilities, revenue and expenses and its share of any asset and liability jointly held and of any revenue or expense arisen from the joint operation.

(All amounts are expressed in thousands of S/. unless otherwise stated)

No significant effect has arisen from the application of IFRS 11 Joint Arrangements on the financial statements (on the Group’s statements of financial position, of comprehensive income and of cash flows) at January 1, 2012 and December 31, 2012.

e)	Associates -

Associates are all entities over which the Group has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate. The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the cost of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to its share of profit of an associate’ in the income statement.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognized in the income statement.

2.3	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker of the Group. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee, led by the Corporate General Manager.

If an entity changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the Group restates the information for earlier periods unless the information is not available.

2.4	Foreign currency translation

a)	Functional and presentation currency -

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in New Peruvian Soles, which is the Company’s

(All amounts are expressed in thousands of S/. unless otherwise stated)

functional currency and the Group’s presentation currency. All subsidiaries, joint arrangement and associates use the New Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

b)	Transactions and balances -

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

Foreign exchange gains and losses of all monetary items are presented in the income statement within financial expenses and financial income.

c)	Group companies -

The results, assets and liabilities of Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i)	assets and liabilities for each statement of the financial position presented are translated using the closing rate at the date of the statement of financial position;

ii)	income and expenses for each income statement are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are changed using the rate on the date of the transaction);

iii)	capital is translated by using the historical exchange rate for each capital contribution made; and

iv)	all resulting exchange differences are recognized as separate components in other comprehensive income. As of December 31, 2013 and 2012 the translation of foreign investments, with a currency other than the nuevo sol (Global translation), did not generate relevant exchange differences.

Goodwill and fair value adjustments arising because of the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences arising are recognized in other comprehensive income.

2.5	Public services concession agreements

Concession agreements signed between the Group and the Peruvian Government entitles the Group, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions as defined by IFRIC 12, “Service Concession Arrangements”. The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset or as an intangible asset, as set forth below.

Under these agreements, the government controls and regulates services provided by the Group with the infrastructure and dictates to whom it must provide them and at what price. The concession agreement establishes the obligation for the Group to return the infrastructure to the grantor at the end of the concession period or when there is an expiration event. This feature gives the grantor control of the risks and rewards of the residual value of the assets at the end of the concession period. For this reason, the Group will not recognize the infrastructure as part of its property, plant and equipment.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The Group manages three types of concessions which accounting recognition is as follows:

a)	Recognizes a financial asset to the extent that it has a contractual right to receive cash or another financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts. These financial assets are recognized initially at fair value and subsequently at amortized cost (the financial model).

b)	Recognizes an intangible asset to the extent that the service agreement grants the Group a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.16 (the intangible asset model).

c)	Recognizes a financial asset and an intangible asset when the Group recovers its investment partially by a financial asset and partially by an intangible asset (the bifurcated model).

2.6	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents include cash on hand, on-demand bank deposits, other highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated financial statements, bank overdrafts are included in the balance of financial obligations as current liabilities in the statement of financial position.

2.7	Financial assets

2.7.1	Classification

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, financial assets held-to-maturity, loans and account receivables and financial assets available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. As of the date of the financial statements, the Group has classified its financial assets in the following two categories:

a)	Loans and accounts receivable -

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those which maturity is greater than 12 months after the statement of financial position. These are classified as non-current assets. The Group’s loans and receivables comprise ‘trade and other receivables’, ‘outstanding work in progress’ (Note 2.12) and ‘cash and cash equivalents’.

b)	Available-for-sale financial assets -

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless Management intends to dispose of them within 12 months of the date of the statement of financial position. Available-for-sale financial assets are measured at fair value and changes in their value are recognized in other comprehensive income.

2.7.2	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets

(All amounts are expressed in thousands of S/. unless otherwise stated)

are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

If the fair value of available-for-sale assets cannot be estimated initially, they are maintained at cost.

When a financial asset classified as available for sale is sold or impaired, the accumulated fair value adjustments recognized in equity are recycled in the income statement.

Dividends on available-for-sale equity instruments are recognized in the income statement as part of “other income” when the Group’s right to receive payments is established.

2.8	Offsetting financial instruments

Financial assets and liabilities are offset and its net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.9	Impairment of financial assets

a)	Assets carried at amortized cost -

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. If a financial asset or a group of financial assets is impaired, the impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For the loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of comprehensive income. If a loan or an account receivable has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the income statement.

b)	Assets classified as available for sale -

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities, the Group uses the criteria referred to in (a) above. In the case of equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such

(All amounts are expressed in thousands of S/. unless otherwise stated)

evidence exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from equity and recognized in profit or loss. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the income statement.

2.10	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability (fair value hedge) or a highly probable forecast transaction (cash flow hedge).

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes and changes in the account reserves for hedging in equity are disclosed in Note 7. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

Cash flow hedge -

The effective portion of changes in the fair value of derivatives that are designated and qualify as fair value hedges is recognized as other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecasted sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement as ‘Financial income and expenses’. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains and losses previously deferred in equity are transferred from equity and are included in the initial measurement of the cost of the non-financial asset. The deferred amounts are ultimately recognized in cost of goods sold in the case of inventory or in depreciation in the case of fixed assets. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within ‘other (losses) gains- net’.

(All amounts are expressed in thousands of S/. unless otherwise stated)

2.11	Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods or services sold by the Company’s subsidiaries. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.12	Outstanding work in progress

Outstanding work in progress comprises the estimation made by the Management of the Engineering and Construction segment related to the unbilled rights receivable for services rendered and not yet approved by the client (valuation based on the percentage of completion).

It also includes the balance of work in progress costs incurred that relates to future activities of the construction contracts.

2.13	Inventories

Inventory mainly includes land, work in progress and finished property which is assigned to the real- estate activity carried out by the Group. It also includes material used in the construction activity. Goods and supplies correspond to goods that the Group trades as part of its IT segment. Materials and supplies used in construction activities and IT equipment are determined under the weighted average cost method.

Land intended to carry out real estate projects is recognized at acquisition cost. Work in progress and finished property comprise design costs, material, labor costs, other indirect costs and general expenses related to the construction and do not include exchange differences.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. For the reductions in the carrying amount of inventories to their net realizable value, a provision is made for inventory impairment with a charge to the results of the period in which such reductions are made.

IT equipment is stated at the lower of cost or net realizable value.

Materials and other supplies are not written down below cost if the finished products in which they will be incorporated are expected to generate margin. When a decline in the price of materials indicates that the cost of the finished products exceeds net their realizable value, the materials are written down to their replacement cost which is the best available measure of their net realizable value.

2.14	Investment properties

Investment properties are shown at cost less accumulated depreciation and impairment losses, if any. Subsequent costs attributable to investment properties are capitalized only if it is probable that future economic benefits will flow to the Company and the cost of these assets can be measured reliably; if not, they are recognized as expenses when incurred.

Repair and maintenance expenses are recognized in profit and loss when they are incurred. A property’s carrying amount is written down immediately to its recoverable amount if the property’s carrying amount is greater than its estimated recoverable amount. The cost and accumulated depreciation on disposals are eliminated from the respective accounts and the resulting gain or loss is recognized in profit or loss for the period. The depreciation of this asset is calculated under the straight-line method at a rate that is considered sufficient to absorb the property’s cost over its estimated useful life. The estimated useful life of this property is approximately 25 years.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The Group maintains only one investment property, a Shopping Mall owned by the subsidiary Viva GyM S.A. The stores in this mall are leased to third parties under operating leases.

2.15	Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced asset is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Assets in the construction stage are capitalized as a separate component. At their completion, the cost of such assets is transferred to their definitive category.

Replacement units are major spare parts which depreciation starts when are installed for use within the related asset.

Land is not depreciated. Depreciation of buildings, machinery and equipment and vehicles recognized as “Major equipment” are depreciated based on their hours of use. Under this method, the total number of work hours that machinery and equipment is capable to produce is estimated and a charge per hour is determined. The depreciation of other assets that do not qualify as “Major equipment” is calculated under the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

Years
Own occupied buildings	33
Machinery and equipment	From 4 to 10
Vehicles	From 4 to 10
Furniture and fixtures	From 2 to 10
Other equipment	From 2 to 10
Replacement units	5

The assets’ residual values and useful lives are reviewed, and adjusted as appropriate, at each date of the statement of financial position. An asset’s carrying amount is written-down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in “Other income and expenses” in the income statement.

2.16	Intangible assets

a)	Goodwill -

Goodwill arises on the acquisition of subsidiaries and represents the excess of the cost of acquisition as compared to the fair value of the Group’s share in the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of non-controlling interest at the acquisition date.

Goodwill acquired in a business combination is allocated to each of the cash-generating units (CGU), or group of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

b)	Trademarks -

Separately acquired trademarks are shown at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Trademarks have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of trademarks to profit or loss over their estimated useful lives, which has been estimated to be 30 years.

c)	Concessions rights -

The intangible asset related to the right to charge users for the services related to service concessions agreements (Note 5.b and 2.5) is amortized under the straight-line method, from the date when toll collection started using the lower of its estimated expected useful life or effective period of the concession agreement.

d)	Contractual relationships with customers -

Contractual relationships with customers are assets resulting from business combinations that were initially recognized at fair value, as determined based on the future cash flows expected from those relationships over an estimated period of time based on the time period those customers will remain as customers of the Group (the estimation of useful life is based on the contract terms which fluctuate between 2 and 5 years). The useful life and the impairment of these assets are individually assessed.

e)	Block I and Block V costs -

Costs incurred to prepare the wells to extract the hydrocarbons associated with Block I and Block V, are capitalized as intangible asset. The Company capitalizes the development stage costs associated with preparing the wells for extraction. These costs are amortized based on the useful life of the wells (Block I 9 years and Block V 10 years), which is less than the overall period of the service contract with Perupetro.

f)	Internally generated software and development costs -

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs, such as development employee costs and an appropriate portion of relevant overhead, are capitalized as part of the software.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Other development expenditures that do not meet these recognition criteria are expensed as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Computer software development costs recognized as assets are amortized over their estimated useful lives not exceeding three years.

g)	Rights of use of land -

This item comprises the land use rights of a physical space located in the district of Miraflores in Lima, the surface area comprises 8,800 m2 and has been designated for the construction of a five star hotel. The Group held these rights for a 60 years period under the agreement signed and their effective period may be extended if agreed by the parties. Amortization will begin when it becomes ready for its intended use by Management.

2.17	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment and whenever there is an impairment indicator. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that were adjusted for impairment are reviewed for possible reversal of such impairment at each reporting date.

2.18	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.19	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid for entering into loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.

2.20	Borrowing costs

General and specific borrowing costs directly attributable to acquisitions, construction or development of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.21	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in statement of comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Management, where appropriate, establishes provisions on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax arising from the temporary differences in subsidiaries, associates and interest in joint-controlled businesses is not recognized due the tax legislation in Chile and Peru does not consider the income from de dividends as a taxable item and the Group expects to recover the investment through the dividends rather than their sale.

2.22	Employee benefits

a)	Profit sharing -

The Group recognizes a liability and an expense for statutory workers’ profit sharing, based on the Peruvian legal regulations in force for its Peruvian employees. Workers’ profit sharing is equivalent to 5% of the taxable income determined by each of the Group’s Peruvian entities, according to the income tax law currently in force. The branch based in the Dominican Republic has a similar profit sharing scheme, which rate is 10% of the taxable income.

(All amounts are expressed in thousands of S/. unless otherwise stated)

b)	Bonuses -

The Group recognizes an expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru for its Peruvian employees. Statutory bonuses comprise two additional one-month salaries paid every year in July and December, respectively. According to the Chilean legislation, employees receive a fixed amount of $65 thousand of Chilean pesos (equivalent to S/.3 hundred nuevos soles) in September and December. In Brazil, Colombia and Dominican Republic these benefits are not provided to employees.

c)	Severance indemnities -

The employees’ severance payments for time of service of the Group’s Peruvian staff comprise their indemnification rights, calculated in accordance with the regulations in force, which have to be credited to the bank accounts designated by workers in May and November each year. The compensation for time of service amounts to an additional one-month’s salary effective at the date of bank deposits. The Group has no obligations to make any additional payments once the annual deposits to which workers are entitled have been made.

d)	Vacation leave -

Annual vacation leave is recognized on an accrual and cumulative basis. Provision for the estimated obligations of annual vacations is recognized at the date of the statement of financial position and it corresponds to one month for Peruvian and Brazilian employees and fifteen days for Chilean, Dominican and Colombian employees, per year.

e)	Pension plans -

The subsidiary CAM has in place a pension plan scheme with its workers. These commitments comprise both defined benefit and defined contribution plans. A defined benefit plan defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

2.23	Provisions

a)	General -

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the income statement as a financial expense. Provisions are not recognized for future operating losses.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Contingent obligations are disclosed only when their existence will be confirmed with future events or when their amount cannot be reliably estimated. Contingent assets are not recognized and only disclosed if it is probable that future economic benefits will flow to the Company.

b)	Provision for the closure of production wells -

Group entities recognize a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from said obligation is measured at cash flow discounted to present value, the same amount is simultaneously charged to the intangible account in the statement of financial position.

Subsequently, the liability will increase in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost is depreciated based on the useful life of the related asset. When a liability is settled, the Group’s entities will recognize any gain or loss that may arise. The fair value changes estimated for the initial obligation and interest rates are recognized as an increase or decrease of the carrying amount of the obligation and related asset, according to IFRIC 1 ‘Changes in Existing Decommissioning, Restoration and Similar Liabilities’; any decrease in the provision, and any decrease of the asset that may exceed the carrying amount of said asset is immediately recognized in the income statement.

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the Group’s entities will also take into consideration if said increase corresponds to an indicator that asset has been impaired and, if so, impairment tests are carried out, according to the guidelines of IAS 36, “Impairment of assets” (Note 2.16).

c)	Provision for periodic maintenance –

The service concession arrangement of Norvial have maintenance obligations that it must fulfill during the operation phase to maintain the infrastructure to a specific level of service at all times and to restore the infrastructure to a specified level condition before it is handed back to the grantor. The Group recognizes and measures such obligations, except for an upgrade element, in accordance with IAS 37, ‘Provisions, contingent assets and liabilities. The Company apply a criteria of maintenance provision based on the use of the infrastructure, so the level of use of the road is the fact or that determines the amount of the obligation over the time

2.24	Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity, as a deduction, net of taxes, of the proceeds.

Where any Group company purchases the company’s equity shares (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company’s equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects is included in equity attributable to the Group’s equity holders.

2.25	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is stated net of sales rebates, discounts and after eliminating sales between Group companies.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities.

The Group’s revenue recognition policy is described as follows:

i)	Revenue from construction activities -

Revenues from construction contracts are recognized using the percentage-of-completion method based on the costs incurred method or the units of work method, considering total costs and revenues estimated at the end of the project, in accordance with IAS 11, Construction Contracts. Under this method, revenues are determined based on the contract costs incurred in comparison to total contract costs, representing the profits that can be attributed to the portion of work completed.

Revenue is billed once approval is received by the owners of the work in progress.

With respect to services that have been provided but not billed, due to a lack of approval on behalf of owners, the Company recognizes revenue with an increase in accounts receivable—“Outstanding work in progress”.

Accounts receivable derived from work services are shown net of the advances received from customers to the extent the related contracts include liquidation provisions.

A variation is an instruction by the customer for a change in the scope of the work to be performed under the contract. A variation may lead to an increase or a decrease in contract revenue. A variation is included in contract revenue when it is probable that the customer will approve the variation and the amount of revenue arising from the variation; and the amount of revenue can be reliably measured.

A claim is an amount that the Group seeks to collect from the customer or another party as reimbursement for costs not included in the contract price. Claims are included in contract revenue only when negotiations have reached an advanced stage such that it is probable that the customer will accept the claim; and the amount that it is probable will be accepted by the customer can be measured reliably.

ii)	Revenue from engineering, advisory and consulting services -

Revenue from services is recognized in the accounting period when they are provided, based on the services performed to date as a percentage of the total services to be performed.

iii)	Sales of real-estate properties -

Revenue from sales of real estate properties is recognized in the results of the period when sales occur, that is, when the properties are delivered and the risks and rewards inherent to ownership are transferred to the buyer and the collection of the corresponding receivables is reasonably assured.

iv)	Revenue from IT services -

The sale of computer equipment includes some services to be provided in a subsequent date to the asset sale as installation and maintenance. When sales agreements include multiple elements, the amount of the revenue is attributed to each element based on the related fair values. The fair value of each element is determined based on the market price prevailing for each element when sold separately. Revenue derived from computer equipment is recognized when the related risks and rewards are transferred to the customer, which occurs upon delivery. Revenue relating to each service element is recognized as a percentage of the total services to be performed during the period of service.

(All amounts are expressed in thousands of S/. unless otherwise stated)

v)	Interest income -

Revenue from interest is recognized on a time-proportion basis, using the effective interest method.

vi)	Dividend income -

Dividend income is recognized when the right to receive payment is established.

vii)	Revenue for concession services -

Revenue for concession services is recognized according to its nature. Construction and restoration activities are accounted for applying the percentage-of-completion method as described above and operation and maintenance services in the accounting period when they are provided (see Note 2.5).

2.26	Construction contract costs

Construction contract costs are recognized as an expense in the period in which they are incurred.

Contract costs include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs and indirect costs. Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the percentage-of-completion. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred.

When the outcome of a construction work cannot be estimated reliably, the revenue of the contract is recognized only up to the amount of the contractual costs incurred and that are likely to be recovered.

Changes in contract relating to the work to be performed, lawsuits and payment of incentives are included in the revenue from the contract to the extent that they have been agreed with the client and can be measured reliably.

2.27	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the profit or loss of the period on a straight-line basis over the period of the lease.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially assumed all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges in order to obtain a constant rate on the balance pending payment. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

2.28	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

(All amounts are expressed in thousands of S/. unless otherwise stated)

2.29	Contingent liabilities and assets

Contingent liabilities are not recognized in the financial statements; they are only disclosed in the Notes to the financial statements, unless it is probable that the use of resources is remote. Contingent assets are not recognized in the financial statements and are only disclosed when it is probable that an inflow of resources will flow to the Company.

2.30	Significant non-operating items

Significant non-operating items are separately shown in the financial statements when they are necessary to provide a better understanding of the Group’s financial performance. These material items are income or expenses shown separately due to the significance or their nature or amount.

2.31	New standards, amendments and interpretations

a)	New and amended standards adopted by the Group in 2013

The following standards have been adopted by the Group for the first time for the 2013 financial statements. Most of the impact of the adoption of these standards was restricted to presentation and disclosures in the financial statements:

•	Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

•	IFRS 10, ‘Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

•	IFRS 11, ‘Joint arrangements’ focuses on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where the investors have rights to the assets and obligations for the liabilities of an arrangement. A joint operator accounts for its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement; joint ventures are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted.

•	IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles.

•	IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

•	IAS 19, ‘Employee benefits’ was revised in June 2011. The changes on the group’s accounting policies has been as follows: to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset).

(All amounts are expressed in thousands of S/. unless otherwise stated)

•	Amendment to IFRS 7, ‘Financial instruments: Disclosures’, on asset and liability offsetting. This amendment includes new disclosures to facilitate comparison between those entities that prepare IFRS financial statements to those that prepare financial statements in accordance with US GAAP.

b)	New standards and interpretations not yet effective and not early adopted

•	IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group is yet to assess the impact of this new standard.

•	IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy that is not an income tax. The interpretation addresses what the obligation event is that gives rise to pay a levy and when a liability should be recognized. The Group is in the process of assessing the impact of this new standard.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a significant impact on the Group’s financial statements.

3	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks, and carries out periodic supervision and monitoring.

3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives, in the event that it identifies risks that may generate an adverse effect for the Group in the short- and medium-term.

a)	Market risks -

i)	Foreign exchange risk -

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2013 and 2012, this exposure is mainly concentrated in fluctuations of the U.S. dollar and Chilean pesos. The foreign exchange risk of the investments in Brazil, Colombia and Dominican Republic are not significant due their level of operations.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. The Group companies are required to hedge their entire foreign exchange risk exposure in coordination with the Group treasury. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, Group companies sometimes use forward contracts, previously approved by Group treasury. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency other than the entity’s functional currency.

As of December 31, 2013, the consolidated statement of financial position includes assets and liabilities in foreign currency equivalent to S/.1,886 million and S/.2,746 million, respectively (S/.1,673 million and S/.1,568 million, respectively, as of December 31, 2012) equivalent to US$0.47 million and US$0.81 million respectively (US$0.52 million and US$0.59 respectively as of December, 2012); US$90,904 million Ch$77,415 million respectively (Ch$48,833 million and Ch$23,939 million, respectively as of December, 2012), Col$38,545 million and Col$27,595 million respectively (Col$31,195 million and Col$24,717 million, respectively as of December, 2012), R$0.028 million and R$0.022 million respectively (R$0.031 million and R$0.025 million, respectively as of December, 2012),

During 2013 the Nuevo Sol has weakened against the U.S. dollar. The Group’s exchange gains and losses for 2013 amounted to S/.431 million and S/.501 million, respectively (S/.264 million and S/.243 million respectively in 2012).

If, at December 31, 2013, the new Peruvian sol had strengthened/weakened by 2% against the U.S. dollar, with all variables held constant, the pre-tax profit for the year would have increased/decreased by S/.1.4 million (S/.0.4 million in 2012 and S/.0.1 million in 2011).

i)	Price risk -

Investments classified as available for sale on the consolidated financial statements correspond to equity securities which exposure to price risk is immaterial due to the low amount invested. The Group does not have any other financial instruments exposed to price risk.

ii)	Cash flow and fair value interest rate risk -

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Group policy is to maintain most of its borrowings in fixed rate instruments; 86% of total debt in 2013 and 2012 was contracted at fixed rates.

Management has established mechanisms with the banks to negotiate in time intervals the interest rates of loans.

During 2013 and 2012 the Group’s borrowings at variable rates were denominated in U.S. dollars and the Group’s policy is to manage this risk by using interest-rate swaps, which are recognized under hedge accounting.

The variable portion of the hedging derivative only comprises 14% of the total debt for 2013 and 2012 and any increase or decrease in interest rate would not have a material effect on the Group’s results. There was no material ineffectiveness on cash flow hedges occurred in fiscal years 2013 and 2012.

(All amounts are expressed in thousands of S/. unless otherwise stated)

b)	Credit risk -

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted. The Management of each of the Group’s companies evaluates the credit quality of the client taking into consideration its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the board. The utilization of credit limits is regularly monitored.

With respect to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

No credit limits were exceeded during the reporting period, and Management does not expect the Group to incur any losses from non-performance by these counterparties.

c)	Liquidity risk -

Prudent liquidity risk implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. In this sense, the Group has no significant liquidity risks given the fact that historically its operating cash flows have enabled it to maintain sufficient cash to meet its obligations.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities (Note 18), so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, currency restrictions.

Surplus cash held by the operating entities over and above the balance required for working capital management are invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The following table analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
As of December 31, 2012
Borrowing (except for finance leases)	343,072	82,980	62,992	25,440	514,484
Finance leases liabilities	124,709	103,373	130,246	22,119	380,447
Trade accounts payable	937,287	—	—	—	937,287
Other accounts payable	181,713	38,135	—	—	219,848
Trading and net settled derivative financial instruments (interest rate swaps)	14,932	3,764	—	—	18,696
Accounts payable to related parties	42,734	—	—	—	42,734

	1,644,447	228,252	193,238	47,559	2,113,496

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
As of December 31, 2013
Borrowing (except for finance leases)	371,302	118,347	64,698	—	554,347
Finance leases liabilities	115,698	82,492	87,829	22,912	308,931
Trade accounts payable	991,397	2,157	—	—	993,554
Other accounts payable	215,413	28,745	2,166	2,354	248,678
Trading and net settled derivative financial instruments (interest rate swaps)	1,773	2,138	—	—	3,911
Accounts payable to related parties	25,585	—	—	—	25,585

	1,721,168	233,879	154,693	25,266	2,135,006

3.2	Capital management -

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2012, due to the fact that the Company has acquired significant borrowings, the Company’s strategy was to maintain a gearing ratio between 0.03 and 1.00. As of December 31, 2013, no gearing ratio was part of the analysis because cash surpluses were higher than financial obligations and equity had not been used to secure compliance with financial obligations as it is shown in the table below.

As of December 31, 2012 and 2013 the gearing ratio was as follows:

	December 31, 2012	December 31, 2013
Total borrowing	845,474	795,822
Less: Cash and cash equivalents	(780,114)	(959,415)

Net debt	65,360	(163,593)
Total equity	1,783,241	3,196,840

Total capital	1,848,601	3,033,247

Gearing ratio	0.04	0.00

3.3	Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

•	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.

•	Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

(All amounts are expressed in thousands of S/. unless otherwise stated)

•	Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The main financial instruments measured at fair value by the Group are the interest rate swaps signed with subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate and forward foreign exchange contracts signed by subsidiaries GyM Ferrovías S.A. and Viva GyM S.A. to hedge its exposure to changes in the exchange rate of the Euros and U.S. dollars. The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank New York.

In 2013, the fair value of the investment maintained in Transportadora de Gas del Perú S.A. (TGP) classified as available for sale financial asset was based on the price paid in one recent arm’s length transaction occurring in December 2013 among knowledgeable willing parties. The information used for determining the fair value of this investment is of Level 2 (see Note 9).

The carrying amount of cash and cash equivalents corresponds to its fair value. The Company considers that the carrying amount of current and long-term accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 18-c), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments.

There were no transfers between levels during the year.

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a)	Estimated impairment of goodwill

Impairment reviews are undertaken annually to determine if goodwill arising from business acquisitions has suffered any impairment, in accordance with the policy described in Note 2.16-a). For this purpose, goodwill is attributed to the different CGUs to which it relates. The recoverable amount of the CGUs has been determined based on its value-in-use calculations. This evaluation requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including the preparation of future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

Value in use is usually determined on the basis of discounted estimated future net cash flows. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation on operating expenses, discount rates, production profiles and the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas and refined products.

(All amounts are expressed in thousands of S/. unless otherwise stated)

If the Group experiences a significant drop in revenues or a drastic increase in costs or changes in other factors the fair value of business units might decrease. If management determines the factors that reduce the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of the business units and, therefore, goodwill may be deemed to be impaired, which may cause a write-down of goodwill to be necessary.

Based on the impairment tests performed by Group Management, no goodwill impairment losses were required to be recognized because the recoverable amount of the CGUs subject to testing was substantially higher than their related carrying amounts.

The most significant assumptions are gross margin, growth rate and discount rate which are included in Note 17. The Group has performed a sensitivity analysis on the gross margin and discount rate which is included below.

i.	Gross margin

The Group’s fair value is significantly above its book value and if the gross margin was adjusted down by 10% the fair value would be 188% higher than the book value and if the gross margin was adjusted up by 10% the fair value would be 262.5% higher than book value. Therefore the Group’s businesses would still be greater than the book value even under a significant decline in the Group’s gross margin and the Group would not need to impair its goodwill.

ii.	Discount rate

The Group’s fair value is significantly above its book value and if the discount rate was adjusted down by 10% the fair value would be 193% higher than the book value and if the discount rate was adjusted up by 10% the fair value would be 264% higher than book value. Therefore the Group’s businesses would still be greater than the book value even under a significant upward adjustment to the discount rate in value and the Group would not need to impair its goodwill.

b)	Income taxes -

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Company seeks legal tax counsel’s advice before making any decision on tax matters. Although Management considers its estimates to be prudent and appropriate, differences of interpretation may arise with the Peruvian Tax Authorities which may require future tax adjustments.

Deferred tax assets and liabilities are calculated by taking the temporary differences of the tax basis of assets and liabilities and the financial statement basis using the tax rates in effect for each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred tax assets and liabilities. This change will be recognized in income in the period the change takes effect.

Management makes estimates for our deferred income tax asset valuation allowance. This allowance may be increased or decreased if the Group determines it to be more likely than not that our valuation allowance needs to be adjusted. If a tax position is not more likely than not to ultimately be realized, no tax benefit is recorded.

The Group bases its estimates for the valuation allowance on all available evidence which includes historical data, projected income, current operations and tax planning strategies. The deferred tax asset is supported by the assumption that the Group will continue to generate income in the future. If management determines in the future revenues will not be sufficient to cover the deferred tax asset, it would adjust the valuation account for deferred income tax asset.

The maximum exposure of the Company related to tax contingencies amounts to S/.35,948.

(All amounts are expressed in thousands of S/. unless otherwise stated)

c)	Percentage of completion revenue recognition -

Revenue from construction contracts is recognized under the percentage-of-completion method which requires the final margin from construction contracts to be estimated. Projections of these margins are performed by Management based on work execution budgets and adjusted periodically based on updated information reflecting the actual performance of work. The estimated contract revenue and total cost estimates are reviewed often as work advances and change orders are initiated and approved. In this regard, Management considers that the estimates made at the year-end closing are reasonable. When unapproved change orders are presented, revenue is recognized equal to costs incurred (no profit component recognized) until the additional work has been approved.

Contract revenue is recognized as revenue in the income statement in the accounting periods in which the work is performed. Contract costs are recognized as cost of sales in the income statement in the accounting period in which the work to which they relate is performed. However, any expected and probable excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately. Furthermore, any changes in contract estimates are recognized as a change in accounting estimates and recognized in the period the change is made and in future periods as applicable. In certain construction contracts, the terms of these agreements allow for an amount to be withheld by the customers until construction has been completed. Under these contracts the full amount may not be recognized until the next operating cycle. As of December 31, 2013, 2012 and 2011, a sensitivity analysis was performed considering a 10% increase/decrease in the Group’s gross margins, as follows:

	2011	2012	2013
Sales	2,650,334	3,341,539	3,820,208
Gross profit	289,813	371,852	466,512
%	10.93	11.13	12.21
Over 10%	12.02	12.24	13.43

Increase in profit before taxes	28,981	37,185	46,651

	318,794	409,037	513,163

Less 10%	9.84	10.02	10.99

Decrease in profit before taxes	(28,981)	(37,185)	(46,651)

	260,832	334,667	419,861

d)	Provision for well closure costs -

The Company estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the statement of financial position. The discount pre-tax rate used for the present value calculation was 2.74% based on the 10 year bond rate as of December, 2013 (1.78% as of December, 2012). On December 31, 2013 the present value of the estimated provision for closure activities for the 83 wells amounted to S/. 4.85 million (S/.4.9 million as of December, 2012 for closure activities for the 85 wells). Subsequently, this liability is attributed to profit or loss during the useful life of the assets that gave rise to it. The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from revisions of either the date of occurrence or the amount of the present value of the obligations originally estimated.

(All amounts are expressed in thousands of S/. unless otherwise stated)

If, at December 31, 2013, the estimated rate would have increased or decreased by 10%, with all variables held constant, the pre-tax profit for the year would have been as follows:

Impact in pretax profit 2013

+10%	(59)
-10%	59

During 2013, the Company recorded S/.0.5 million, charged to the intangible asset account, credited to the well closure liability. This is to reflect estimated obligations to close productive wells included in the service agreements for Blocks I and IV. This provision is increased monthly and charged to results, on an incremental value basis.

4.2	Critical judgments in applying the entity’s accounting policies

Consolidation of entities in which the Group hold less than 50% -

The Company owns some direct and indirect subsidiaries on which the Group has control even though it has less than 50% of the voting rights. These are mainly related to indirect subsidiaries in the real-estate business owned through Viva GyM S.A., where even though the Group has interest between 30% and 50%, has the power to affect the activities that mostly impact the subsidiaries’ returns.

Additionally, the Group owns de facto control on Promotora Larcomar S.A. on which owns 42.80% of equity interest considering the fact there is no history of other shareholders forming a group to exercise their votes collectively.

5	INTERESTS IN OTHER ENTITIES

The consolidated financial statements of the Group include the accounts of the Company and of its subsidiaries. Additionally, the consolidated financial statements of the Group include its interest in joint operations in which the Company or certain subsidiaries have joint control with their joint operations partners (See note 2.2d).

a)	Principal subsidiaries -

The following chart shows the principal direct and indirect subsidiaries allocated by operating segment (Note 6):

Name	Country	Economic activity
Engineering and Construction:

GyM S.A.	Peru, Chile and	Civil construction, electro-mechanic assembly buildings,
	Dominican	management and implementing housing development projects
	Republic	and other related services.

Stracon GyM S.A.	Peru	Engaged in mining contracting activities, providing mining services and carrying out drilling, demolition and any other activity related to construction and mining operations.

GyM Chile S.p.A.	Chile	Electromechanical assemblies and services to energy, oil, gas and mining sector.

Ingeniería y Construcción Vial y Vives S.A.	Chile	Developing activities related to the construction of engineering projects, civil construction projects and electromechanical assemblies, as well as architectural design and installations in general.

DSD Construcciones y Montajes S.A	Chile	Construction and electromechanical assemblies and services in the areas of energy, oil and gas and mining.

GyM Minería S.A.	Chile	Electromechanical assemblies and services.

GMI S.A.	Peru	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Name	Country	Economic activity
Infrastructure:

GMP S.A.	Peru	Concession of services for producing, treating and selling oil, natural gas and by-products as well as for storing and dispatching of fuel extracted from demonstrated feasible fields.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco – Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C.	Peru	Concession for constructing, operating and maintaining the supply system of compressed natural gas in certain provinces of Peru.

GyM Ferrovías S.A.	Peru	Concession for operating the Lima Metro transportation system.

Survial S.A.	Peru	Concession for constructing, operating and maintaining the Section 1 of the “Southern Inter-oceanic” road.

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the “Ancón - Huacho - Pativilca” section of the Panamericana Norte road.

Concesión Canchaque S.A.	Peru	Concession for operating and maintaining the Buenos Aires - Canchaque road.

Concesionaria Vía Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the the Via Expresa—Paseo de la República in Lima.

Real estate:
VIVA GyM S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Technical services:
GMD S.A.	Peru	Information technology services.

Gestión de Servicios Digitales S.A.	Peru	Information technology services.

CAM Holding S.p,A.	Chile, Peru Brazil and Colombia	Electric and technological services.

Concar S.A.	Peru	Operating and maintaining roads under concession.

Parent company operation:
Generadora Arabesco S.A.	Peru	Implementing projects related to electric power-generating activities.

Larcomar S.A.	Peru	Exploitation of the land right to use the Larcomar Shopping Center.

Promotora Larcomar S.A.	Peru	Construction of a hotel complex on a plot of land located in the district of Miraflores.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and selling office facilities in Peru.

The following are the Group’s subsidiaries and related interests on December 31, 2013:

	Proportion of ordinary shares directly held by Parent (%)	Proportion of ordinary shares held by Subsidiaries (%)	Proportion of ordinary shares held by the Group (%)	Proportion of ordinary shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	93.67%	—	93.67%	6.33%
- GyM S.A. subsidiaries	—	—	—	13.68%
Stracon GyM S.A.	—	74.15%	74.15%	25.85%
GyM Chile SpA	—	99.99%	99.99%	0.01%
DSD Construcciones y Montajes S.A.	—	85.95%	85.95%	14.05%
Ingeniería y Construcción Vial y Vives S.A.	—	80.40%	80.40%	19.60%
GyM Minería S.A.	—	99.90%	99.90%	0.10%
GMI S.A.	89.41%	—	89.41%	10.59%

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Proportion of ordinary shares directly held by Parent (%)	Proportion of ordinary shares held by Subsidiaries (%)	Proportion of ordinary shares held by the Group (%)	Proportion of ordinary shares held by non- controlling interests (%)
Infrastructure:
GMP S.A.	95.00%	—	95.00%	5.00%
Oiltanking Andina Services S.A.	—	50.00%	50.00%	50.00%
Transportadora de Gas Natural Comprimido Andino S.A.C.	—	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	—	75.00%	25.00%
Survial S.A.	99.99%	—	99.99%	0.01%
Norvial S.A.	67.00%	—	67.00%	33.00%
Concesión Canchaque S.A.	99.97%	—	99.97%	0.03%
Concesionaria Vía Expresa Sur S.A.	99.99%	—	99.99%	0.01%
Real Estate:
Viva GyM S.A.	59.25%	38.97%	98.22%	1.78%
- Viva GyM S.A. subsidiaries	—	—	—	40.58%
Technical Services:
GMD S.A.	89.15%	—	89.15%	10.85%
Cam Holding S.p.A.	100.00%	—	100.00%	—
Concar S.A.	99.74%	—	99.74%	0.26%
Gestión de Servicios Digitales S.A.	—	100.00%	100.00%	—
Parent company operation:
Generadora Arabesco S.A.	99.00%	—	99.00%	1.00%
Larcomar S.A.	79.66%	—	79.66%	20.34%
Promotora Larcomar S.A.	42.80%	—	42.80%	57.20%
Promotores Asociados de Inmobiliarias S.A.	99.99%	—	99.99%	0.01%

The following are the Group’s subsidiaries and related interests on December 31, 2012:

	Proportion of ordinary shares directly held by Parent (%)	Proportion of ordinary shares held by Subsidiaries (%)	Proportion of ordinary shares held by the Group (%)	Proportion of ordinary shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	93.67%	—	93.67%	6.33%
- GyM S.A. subsidiaries	—	—	—	12.80%
Stracon GyM S.A.	—	74.15%	74.15%	25.85%
GyM Chile SpA	—	99.99%	99.99%	0.01%
Ingeniería y Construcción Vial y Vives S.A.	—	74.00%	74.00%	26.00%
GyM Minería S.A.	—	99.90%	99.90%	0.10%
GMI S.A.	89.41%	—	89.41%	10.59%
Infrastructure:
GMP S.A.	95.00%	—	95.00%	5.00%
Oiltanking Andina Services S.A.	—	50.00%	50.00%	50.00%
Transportadora de Gas Natural
Comprimido Andino S.A.C.	—	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	—	75.00%	25.00%
Survial S.A.	99.99%	—	99.99%	0.01%
Norvial S.A.	50.10%	—	50.10%	49.90%
Concesión Canchaque S.A.	99.97%	—	99.97%	0.03%
Concesionaria la Chira	50.00%	—	50.00%	50.00%
Real Estate:
Viva GyM S.A.	59.25%	38.97%	98.22%	1.78%
- Viva GyM S.A. subsidiaries	—	—	—	34.75%

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Proportion of ordinary shares directly held by Parent (%)	Proportion of ordinary shares held by Subsidiaries (%)	Proportion of ordinary shares held by the Group (%)	Proportion of ordinary shares held by non- controlling interests (%)
Technical Services:
GMD S.A.	88.68%	—	88.68%	11.32%
Cam Holding S.p.A.	100.00%	—	100.00%	00.00%
Concar S.A.	99.57%	—	99.57%	0.43%
Gestión de Servicios Digitales S.A.	—	100.00%	100.00%	—
Parent company operation:
Generadora Arabesco S.A.	99.00%	—	99.00%	1.00%
Larcomar S.A.	79.66%	—	79.66%	20.34%
Promotora Larcomar S.A.	42.80%	—	42.80%	57.20%
Promotores Asociados de Inmobiliarias S.A.	99.99%	—	99.99%	0.01%

All subsidiaries undertakings are included in the consolidation. The proportion of the voting rights in the subsidiaries’ undertakings are held directly by the parent company and do not differ from the proportion of ordinary shares held. There is no restriction to access or use of the assets or to the settlement of the liabilities of the Group.

At December 31, the total non-controlling interest is attributable to the following subsidiaries:

	2012	2013
Viva GyM S.A. subsidiaries	132,482	176,009
Viva GyM S.A.	4,101	5,411
GyM S.A. subsidiaries	76,414	101,601
GyM S.A.	30,225	40,616
Norvial S.A.	57,774	39,811
CAM Holding S.p.A.	16,681	19,585
GMP S.A.	23,466	18,853
GyM Ferrovias S.A.	20,139	14,042
Promotora Larcomar S.A.	10,060	9,960
Others	19,692	5,173

	391,034	431,061

Summarized financial information of subsidiaries with material non-controlling interests

Set out below are the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group.

Summarized statement of financial position

	Viva GYM S.A.		GyM S.A.		Norvial S.A.
	December 31,		December 31,		December 31,
	2012	2013	2012	2013	2012	2013
Current:
Assets	642,799	672,627	1,504,198	1,791,129	13,741	19,977
Liabilities	(263,600)	(217,609)	(1,547,653)	(1,578,685)	(13,804)	(50,362)

Total current net assets (liabilities)	379,199	455,018	(43,455)	212,444	(63)	(30,385)

Non-current:
Assets	64,605	76,506	858,808	915,193	154,094	152,228
Liabilities	(62,583)	(97,762)	(261,680)	(382,067)	(38,251)	(1,207)

Total non-current net assets (liabilities)	2,022	(21,256)	597,128	533,126	115,843	151,021

Net assets	381,221	433,762	553,673	745,570	115,780	120,636

(All amounts are expressed in thousands of S/. unless otherwise stated)

Summarized income statement

	Viva GYM S.A.			GyM S.A.			Norvial S.A.
	December 31,			December 31,			December 31,
	2011	2012	2013	2011	2012	2013	2011	2012	2013
Revenue	152,266	240,110	313,731	2,659,246	3,341,539	3,903,916	78,672	85,700	92,252

Profit before income tax	34,363	65,282	80,467	222,941	250,132	350,687	34,252	38,734	40,341
Income tax	(10,232)	(19,967)	(21,427)	(66,679)	(79,690)	(105,782)	(7,814)	(11,578)	(10,245)

Post-tax profit	24,131	45,315	59,040	156,262	170,442	244,905	26,438	27,156	30,096
Other comprehensive Income	—	—	—	—	(962)	(1,240)	—	—	—

Total comprehensive income	24,131	45,315	59,040	156,262	169,480	243,665	26,438	27,156	30,096

Summarized cash flows

	Viva GyM S.A.			GyM S.A.			Norvial S.A.
	December 31,			December 31,			December 31,
	2011	2012	2013	2011	2012	2013	2011	2012	2013
Net cash (used) generated from operating activities	(14,189)	5,104	(46,450)	164,373)	467,606	69,768	44,585	48,052	37,746

Net cash a (used) generated in investing activities	(36,340)	(4,158)	(5,609)	(51,441)	(263,724)	(139,563)	(16,903)	(16,729)	(412)

Net cash generated (used) in financing activities	54,804	22,804	22,081	(113,963)	(179,416)	(87,296)	(23,667)	(32,757)	(24,791)

Net increase (decrease) in cash and cash equivalents	4,275	23,750	(29,978)	(1,031)	24,466	(157,091)	4,015	(1,434)	12,543

Cash decrese in deconsolidation	—	—	—	—	—	(1,458)	—	—	—

Cash, cash equivalents and bank overdrafts at beginning of year	44,979	49,254	73,004	399,466	398,435	422,901	10,368	14,383	12,949

Cash and cash equivalents at end of year	49,25	73,004	43,026	398,435	422,901	264,352	14,383	12,949	25,492

The information above is the amount before inter-company eliminations.

b)	Public services concessions -

The Group acts as concessionaire in various public services concessions. When applicable, revenue attributable to the construction or restoration of infrastructure has been accounted for by applying the models set forth in Note 2.5 (financial, intangible and bifurcated model). The concessions of the Group are described as follows:

Financial model:

i)	Survial S.A. concession

Under the Survial concession, the Company operates and maintains a 750 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road that runs up to the Peruvian-Brazilian border. The road has five toll stations and three weigh stations. The concession was awarded to Survial in 2007 for a 25-year term. The Company owns 99.9% of Survial.

The obligations under the concession include the construction of the road, which was completed in 2010. The estimated investment is US$98.9 million. The concession maintains payback mechanisms through the annual payment for maintenance and operation of the road, hereinafter PAMO, which is paid to Survial by the Ministry of Transport and Communications of Peru, according to the terms established in the contract.

(All amounts are expressed in thousands of S/. unless otherwise stated)

PAMO revenues are generated by two types of periodic and routine maintenance. The 46.88% of the total invoiced is periodic maintenance, and the difference is for routine maintenance. The revenue in this concession does not depend on traffic volume.

This concession is recognized as a financial asset because Survial has the unconditional contractual right to receive cash or other financial asset and such operation is secured contractually by the Peruvian Government. Survial receives specific and determinable amounts of cash and measures the financial asset at amortized cost, taking into consideration the effective interest rate method as prescribed in IAS 39, ‘Financial Instruments: Recognition and Measurement’.

ii)	Canchaque S.A. concession

Under the Canchaque concession, the Company operates and periodically maintains a 78 km road from the towns of Buenos Aires to Canchaque, in Peru. The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15-year term with the option to extend the term. The Company owns 99.97% of Canchaque. The obligations under the concession include the construction of the road 1B from Buenos Aires to Canchaque in Piura, which was completed in 2009; the total investment amounted to US$26.1 million. Revenue from this concession consists of an annual fee paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which can vary depending on the amount of road maintenance required due to road wear and tear. The revenue received by the Company in this concession does not depend on traffic volume. These revenues are guaranteed by a minimum amount of US$310,648.

The concession maintains payback mechanisms through the PAMO, which is paid to Canchaque by the Ministry of Transport and Communications of Peru, according to the terms established in the contract.

PAMO revenues are generated by two types of periodic and routine maintenance. The 20.30% of the total invoiced is periodic maintenance, and the difference is for routine maintenance. The revenue in this concession does not depend on traffic volume.

This concession granted to the Company comprises public services and investments qualifying as a financial asset as the Company has the unconditional right to receive cash or other financial assets from the collection of annual payments for maintenance and operation. Canchaque recognizes such financial asset at amortized cost, taking into consideration effective interest rate method, as prescribed in IAS 39 Financial instruments: recognition and measurement.

iii)	La Chira S.A. concession

In 2011, the Company was awarded a 25-year concession for the construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed at addressing Lima’s environmental problems caused by sewage discharged directly into the sea. The Company holds a 50% share in this project and the Company’s partner Acciona Agua holds the remaining 50%. La Chira’s annual revenues under the concession are in the form of a fee paid by Sedapal S.A., the public utility company responsible for the supervision of the water service in Lima. The total investment amounted to S/.450.5 million.

The concession maintains payback mechanisms through certificates of progress of the works, hereinafter CAOS, because the concession is under construction.

At December 31, 2013, the concession has issued two CAOS by advancing work executed, corresponding to 38.54 % of the total of the project. It is estimated that a total of seven CAOS will be issued.

(All amounts are expressed in thousands of S/. unless otherwise stated)

This concession granted to the Company comprises public services and investments qualifying as a financial asset as the Company has the unconditional right to receive cash or other financial assets through collections of revenue charged for maintaining the plant.

The concession is recognized as a financial asset at its amortized cost, taking into consideration the effective interest rate method calculation set forth in IAS 39, ‘Financial Instruments: Recognition and Measurement’.

iv)	GyM Ferrovías S.A. concession

In 2011, the Company was awarded a 30-year concession for the operation of Line One of the Lima Metro, Peru’s only urban railway system. The concession was awarded to the subsidiary GyM Ferrovías, in which the Company holds a 75% ownership interest, with the other 25% being held by Ferrovías S.A.C. The obligations under the contract include (i) the operation and maintenance of the five existing trains provided by the government; (ii) the acquisition of 19 new trains on behalf of the Peruvian government, which will be the legal owner of such trains; (iii) the operation and maintenance of the 19 additional trains; and (iv) the design and construction of the railway maintenance and repair yard. The total investment amounted to US$549.8 million. Revenue from this concession consists of a quarterly fee that is received from the Ministry of Transport and Communications based on the kilometers travelled per train. The revenue does not depend on passenger traffic volume.

The concession given to the Company comprises public services and investments qualifying as a financial asset as the Company has the unconditional right to receive cash or other financial asset for the collection of the secured kilometers.

The concession is recognized as a financial asset at its amortized cost, taking into consideration the effective interest rate calculation set forth in IAS 39, ‘Financial Instruments: Recognition and Measurement’.

v)	Transportadora de Gas Natural Andino S.A.C concession

In July 2013 the Group, through its subsidiary GMP S.A., obtained from the Local Government the concession to design, finance, build, maintain and operate the system supply of compressed natural gas in Jauja, Huancayo, Huancavelica, Huamanga, Huanta, Andahuaulas, Abancay, Cusco, Juliaca and Puno. The concession term is 10 years with an option to extend for 20 more years. According to the contract the infrastructure will reverse to the grantor at the end of the concession term. The estimated initial investment during the first nine months will result in US$14.1 million. In the sixth year the amount will be about US$1.76 million.

This concession granted to the Company comprises public services and investments qualifying as financial assets, the Company has the unconditional right to receive cash or other financial assets due as the granted income which is higher than the investment costs.

The concession is recognized as a financial asset at its amortized cost, taking into consideration the effective interest rate method set forth in IAS 39, ‘Financial Instruments: Recognition and Measurement’.

Intangible model:

i)	Norvial S.A. concession

Under the Norvial concession, the Company operates and maintains part of the only highway that connects Lima to the northwest of Peru. This 183-km road known as Red Vial 5, runs from the cities of Ancón to Pativilca and has three toll stations. The concession was awarded to Norvial in

(All amounts are expressed in thousands of S/. unless otherwise stated)

2003 for a 25-year term. The Company owns 67% of Norvial. Norvial’s revenue derives from the collection of tolls. The toll fee is determined by the Peruvian Ministry of Transport and Communications and adjusted on a yearly basis in accordance with a contractual formula that takes into account the nuevo sol/U.S. dollar exchange rate and Peruvian and U.S. inflation. The Company is required to transfer 5.5% of monthly toll revenue to the Peruvian Ministry of Transport and Communications and pay a 1% regulatory fee to the Peruvian Supervisory Agency for Investment in Public Transportation Infrastructure. The obligations under the concession include expanding the already existing road by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage is expected to begin between 2014 and 2015. The total investment of the concession amounted to US$50 million in the first stage while the second stage will amount to US$102 million. When the construction of the second stage begins, the Company will also be required to pay a one-time estimated fee of approximately US$1.8 million to the Peruvian Supervisory Agency for Investment in Public Transportation Infrastructure.

The concession contract given to the Company comprises public services and investments and qualifies as an intangible asset because the concession agreement grants the right to charge a predefined and adjustable rate to the users. The cost of the intangible asset comprises the investment committed, executed or to be executed to the extent their amount and borrowing costs can be estimated reliably.

Bifurcated model:

iii)	Vía Expresa Sur S.A. concession

On August 8, 2013, the Company obtained the concession for a 40-year term for designing, financing, building, operating and maintaining the infrastructure associated with the Vía Expresa Sur Project. This project involves the second stage expansion of the Via Expresa—Paseo de la República, between the República de Panamá Avenue and Panamericana highway.

The estimated investment in this concession is expected to be US$196.8 million. The contract gives the Company the right to charge users of the public service according to a pre-defined price list; however, the grantor (Government) has agreed to pay the difference if the revenues generated during the operation stage are lower than US$18 million in the first two years and US$19.7 million from the third year until the fifteenth year. Revenue for the construction activities and other initial activities are accounted for as a financial asset for the portion that the government guarantees to the Company, and as an intangible, for the unguaranteed investment.

(c)	Principal Joint Operations -

As of December 31, 2013, the Group participated in 64 Joint Operations in association with third parties (55 as of December 31, 2012). The following table contains the principal Joint Operations in which the Group participated:

	Percentage of interest
Joint Operations	2012	2013
Graña y Montero S.A.A.
- Concesionaria la Chira S.A. (*)	50.00%	50.00%
GyM S.A.
- Consorcio Pasco	99.00%	99.00%
- Consorcio Constructor Alto Cayma	50.00%	50.00%
- Consorcio Rio Pallca – Huanza	40.00%	40.00%
- Consorcio Tren electrico	33.00%	33.00%

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Percentage of interest
Joint Operations	2012	2013
- Consorcio Alto Cayma	49.00%	49.00%
- Consorcio Vial Ayacucho	50.00%	50.00%
- Consorcio Lima Actividades Comerciales	50.00%	50.00%
- Consorcio GyM – COSAPI	50.00%	50.00%
- Consorcio Atocongo	40.00%	40.00%
- Consorcio Norte Pachacutec	49.00%	49.00%
- Consorcio La Chira	50.00%	50.00%
- Consorcio Río Urubamba	60.00%	60.00%
- Consorcio Vial Quinua	46.00%	46.00%
- Consorcio Rio Mantaro	50.00%	50.00%
- Consorcio GyM – CONCIVILES	66.70%	66.70%
- Consorcio Toromocho	55.00%	55.00%
- Consorcio Construcciones y Montajes CCN	40.00%	50.00%
- Consorcio CGB	50.00%	50.00%
- Consorcio HV GyM	50.00%	—
- Consorcio Stracon Motta Engil JV	50.00%	—
GMP S.A.
- Consorcio Terminales	50.00%	50.00%
CONCAR S.A.
- Consorcio Ancón-Pativilca	50.10%	50.10%
- Consorcio Peruano de Conservación	50.00%	50.00%
GMD S.A.
- Consorcio Cosapi-Data – GMD S.A.	50.00%	50.00%
- Consorcio TLBG	66.45%	66.45%
- Consorcio Procesos digitales	43.65%	43.65%
- Consorcio Indra	50.00%	50.00%
- Consorcio Fábrica de Software	50.00%	50.00%
- Consorcio Gestión de Procesos Electorales (ONPE)	50.00%	50.00%
Viva GyM S.A.
- Consorcio Cuartel San Martín	50.00%	50.00%
GMI S.A.
- Consorcio Norte Pachacútec	1.00%	1.00%
Cam Holding S.p.A.
- Consorcio Norte	99.00%	99.00%

(*)	In 2012 Concesionaria La Chira S.A. was consolidated as a subsidiary. In 2013, the Company reassessed the nature of the rights attributed to its partners based on the provisions of IFRS 10 and concluded that the parties have joint control. Considering the nature of the rights and obligations of the parties, Concesionaria La Chira S.A. has been classified as a joint operation. Since the impact on the 2012 financial statements is not material to the Group’s financial position, results of operations or cash flows, management of the Group decided not to restate prior years’ figures.

All of the joint arrangements listed above operate in Lima or in other Peruvian cities.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The description of the main activities of the joint arrangements is as follows:

Joint arrangements in	Economic activity

Graña y Montero S.A.A.	Construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

GyM S.A.	The activities of the joint operations of this subsidiary are: Civil works division: construction in general in the energy, mining, infrastructure, industry.

Electromechanical Division: assembly, installation and supply of materials and / or electromechanical equipment and laying of transmission lines.

Building division: building houses, offices and commercial premises Services division: mining services.

GMP S.A.	Consorcio Terminales provides services for reception, storing, shipping and transportation for liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

CONCAR S.A.	Joint operations Concar provides rehabilitation service, routine and periodic maintenance of the road, further provides conservation services and supervision.

GMD S.A.	GMD is specially engaged in supply services derived from contracts of business online BPO (Business Process Outsourcing).

Viva GyM S.A.	Construction of a five star hotel with a convention center, a business center and entertainment center.

CAM Holding S.A.	Outsourcing for services to the electric power sector

The Group’s consolidated financial statements do not include any other entities in addition to those mentioned above, such as trust funds or special purpose entities.

d)	Acquisition of subsidiaries -

In August 2013, the Group through some of its subsidiaries, GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p A., acquired control of DSD Construcciones y Montajes S.A. for a consideration amounting to US$37.2 million (equivalent to S/.103.9 million).

In 2012, the Group, through some of its subsidiaries acquired control of certain entities as follows:

i)	A Chilean entity, Ingeniería y Construcción Vial y Vives S.A. (hereinafter Vial y Vives) for a consideration of US$55.6 million (equivalent to S/.142 million).

ii)	Stracon GyM, for a consideration of US$16.4 million (equivalent to S/.41.9 million).

In 2011, the Group acquired control of CAM Holding S.p.A. for a consideration of US$10.9 million (equivalent to S/.29 million).

The details of these transactions and their resulting accounting impact are disclosed in Note 31.

(All amounts are expressed in thousands of S/. unless otherwise stated)

6	SEGMENT REPORTING

Operating segments are reported consistently with the internal reports that are reviewed by the Executive Committee leads by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group’s operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate and (iv) technical services.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

The revenues derived from foreign operations (Chile, Brazil, Colombia) comprise 13.72% of the Group’s total revenue in 2013 (17.21% in 2012 and 14.93% in 2011).

Inter-segmental sales transactions carried out at arm’s length. Revenues from external customers reported to the Corporate General Management are measured in a manner consistent with the preparation basis of the financial statements.

Group sales and receivables are not concentrated in a few customers.

The following segments set forth the principal activities of each of the Group:

a)	Engineering and construction: This segment includes: (i) engineering, from traditional engineering services such as structural, civil and design engineering, and architectural planning to advanced specialties including process design, simulation, and environmental services; (ii) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (iii) electromechanic construction, such as concentrator plants, oil and natural gas pipelines, and transmission lines; (iv) building construction, such as office buildings, residential buildings, hotels, affordable housing projects, shopping centers and industrial facilities; (v) contract mining, such as earthworks, blasting, loading and hauling ore.

b)	Infrastructure: The Group has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a waste water treatment plant in Lima, multiple fuel storage facilities, two producing oil fields, and a gas processing plant.

c)	Real Estate: The Group develops and sells homes targeted to low- and middle-income population sectors which are experiencing a significant increase in disposable income, as well as, to a lesser extent, office and commercial space.

d)	Technical Services: The Group provides: (i) operation and maintenance services for infrastructure assets; (ii) information technology (IT) services, including IT outsourcing, systems integration, application outsourcing and business process outsourcing services; and (iii) electricity networks services (maintenance).

Parent Company Operation corresponds to the services which the Holding company provides, managing, logistics and accounting services, among others, to the different related entities of the Group.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Below are shown the financial statements of the Group according to its operating segments:

Operating segments financial position

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
As of December 31, 2012
Assets -
Cash and cash equivalents	423,332	30,650	90,644	28,312	68	73,004	85,287	48,491	326	780,114
Trade accounts receivable	181,107	26,922	18,282	20	43,692	19,336	166,895	61	—	456,315
Outstanding work in progress	417,073	—	—	15,029	—	—	81,427	—	—	513,529
Accounts receivable from related parties	67,913	—	300	159	134	4,867	52,243	304,812	(380,667)	49,761
Other accounts receivable	317,501	16,783	17,970	6,326	—	13,479	40,444	34,705	—	447,208
Inventories	145,301	8,287	—	6,419	—	523,722	64,048	1,392	(1,753)	747,416
Prepaid expenses	5,882	1,309	583	7,220	—	1,589	5,149	1,107	—	22,839

Current assets	1,558,109	83,951	127,779	63,485	43,894	635,997	495,493	390,568	(382,094)	3,017,182

Long-term trade account receivable	—	—	—	305,887	—	—	—	—	—	305,887
Other long-term accounts receivable	17,261	14,696	13,833	11,206	3,720	6,803	24,274	1,696	—	93,489
Available-for-sale financial asset	—	—	—	—	—	—	—	5,005	—	5,005
Investments in associates and joint ventures	113,601	—	—	—	—	17,151	2	801,824	(895,132)	37,446
Investment property	—	—	—	—	—	35,972	—	—	—	35,972
Property, machinery and equipment	554,456	205,853	2,034	3,365	—	4,470	109,259	76,317	(2,223)	953,531
Intangible assets	172,495	95,283	146,186	7,830	2,406	772	24,461	14,855	16,110	480,398
Derivative financial instruments	—	—	—	—	—	128	—	—	—	128
Deferred income tax asset	14,751	—	6,184	8,287	—	6,110	34,190	—	1,556	71,078

Non-current assets	872,564	315,832	168,237	336,575	6,126	71,406	192,186	899,697	(879,689)	1,982,934

Total assets	2,430,673	399,783	296,016	400,060	50,020	707,403	687,679	1,290,265	(1,261,783)	5,000,116

Liabilities -
Borrowings	119,960	16,216	14,226	—	8,271	43,216	96,015	154,915	—	452,819
Trade accounts payable	663,454	21,996	744	15,111	27	70,571	163,495	1,889	—	937,287
Accounts payable to related parties	42,973	1,610	13,970	290,601	15,763	9,231	46,376	14,189	(391,979)	42,734
Current taxes	110,515	4,506	1,977	873	167	8,614	28,187	3,995	—	158,834
Other accounts payable	650,079	10,640	68,658	223	—	131,967	144,373	9,189	—	1,015,129
Other provisions	—	401	—	—	—	—	10,911	—	—	11,312

Current liabilities	1,586,981	55,369	99,575	306,808	24,228	263,599	489,357	184,177	(391,979)	2,618,115

Borrowings	180,857	97,777	48,513	—	—	49,657	12,427	3,424	—	392,655
Other long-term accounts payable	—	14,640	—	—	—	12,858	24,681	597	—	52,776
Other provisions	11,009	7,558	—	—	—	—	27,624	—	—	46,191
Derivative financial instruments	—	5,999	—	12,697	—	—	—	—	—	18,696
Deferred income tax liability	70,121	2,563	24	—	722	68	9,634	5,310	—	88,442

Total non-current liabilities	261,987	128,537	48,537	12,697	722	62,583	74,366	9,331	—	598,760

Total liabilities	1,848,968	183,906	148,112	319,505	24,950	326,182	563,723	193,508	(391,979)	3,216,875

Equity	472,097	192,411	90,124	60,416	12,535	147,054	103,015	1,086,774	(772,219)	1,392,207
Non-controlling interest	109,608	23,466	57,780	20,139	12,535	234,167	20,941	9,983	(97,585)	391,034

Total liabilities and equity	2,430,673	399,783	296,016	400,060	50,020	707,403	687,679	1,290,265	(1,261,783)	5,000,116

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
As of December 31, 2013
Assets -
Cash and cash equivalents	265,788	17,764	80,785	23,318	445	43,026	46,469	481,820	—	959,415
Trade Accounts receivables	265,544	29,527	12,347	4,090	—	17,938	192,382	44	—	521,872
Outstanding work in progress	734,976	6,966	2,433	31,187	37,489	—	158,692	—	—	971,743
Accounts receivable from related parties	107,732	4,083	18,660	163	—	561	53,845	733,645	(834,839)	83,850
Other accounts receivable	360,939	26,840	11,180	34,263	4,557	17,939	65,794	33,469	(1,763)	553,218
Inventories	90,671	7,741	—	11,927	—	590,567	63,912	487	(2,508)	762,797
Prepaid expenses	7,440	1,318	5,442	4,394	3	2,596	4,130	363	—	25,686
Non-current assets classified as held for sale	21,473	—	—	—	—	—	—	—	—	21,473

Current assets	1,854,563	94,239	130,847	109,342	42,494	672,627	585,224	1,249,828	(839,110)	3,900,054

Long-term trade account receivable	—	—	—	591,917	—	—	—	—	—	591,917
Other long-term accounts receivable	—	—	10,081	—	1,858	11,811	12,301	2,100	—	38,151
Long-term accounts receivable from related parties	—	—	—	—	—	—	—	57,501	(57,501)	—
Available-for-sale financial asset	—	1,058	—	—	—	—	2	88,333	(1,060)	88,333
Investments in associates and joint ventures	153,556	7,287	—	—	—	16,297	10,454	837,889	(937,516)	87,967
Investment property	—	—	—	—	—	36,945	—	—	—	36,945
Property, plant and equipment	533,757	190,844	3,919	6,724	—	5,636	114,081	103,840	(6,205)	952,596
Intangible assets	175,275	101,978	145,711	6,450	1,151	957	18,883	15,282	15,705)	481,392
Deferred income tax asset	68,699	644	4,258	8,765	—	4,860	42,119	1,264	4,912)	135,521

Non-current assets	931,287	301,811	163,969	613,856	3,009	76,506	197,840	1,106,209	(981,665)	2,412,822

Total assets	2,785,850	396,050	294,816	723,198	45,503	749,133	783,064	2,356,037	(1,820,775)	6,312,876

Liabilities -
Borrowings	195,083	33,847	46,007	—	5,869	77,854	126,872	587	—	486,119
Trade accounts payable	751,097	19,950	3,353	9,912	280	42,484	160,104	4,217	—	991,397
Accounts payable to related parties	43,373	877	25,572	642,510	24,058	21,493	77,613	24,928	(834,839)	25,585
Current taxes	117,088	3,477	2,515	81	366	3,161	30,498	2,049	—	159,235
Other accounts payable	526,994	10,882	42,891	879	—	72,617	79,050	11,781	—	745,094
Other provisions	—	4,207	3,846	—	—	—	842	—	—	8,895

Current liabilities	1,633,635	73,240	124,184	653,382	30,573	217,609	474,979	43,562	(834,839)	2,416,325

Borrowings	127,067	86,334	9,780	—	—	52,318	31,367	2,837	—	309,703
Long-term trade accounts payable	—	—	—	2,157	—	—	—	—	—	2,157
Accounts payable to related parties	—	—	—	—	—	28,500	29,001	—	(57,501)	—
Other long-term accounts payable	124,344	—	462	—	—	9,723	69,957	910	—	205,396
Other provisions	11,801	4,668	—	—	—	—	23,918	—	—	40,387
Derivative financial instruments	—	3,563	—	201	—	147	—	—	—	3,911
Deferred income tax liability	118,970	453	166	—	340	7,074	5,864	3,599	1,691	138,157

Total non-current liabilities	382,182	95,018	10,408	2,358	340	97,762	160,107	7,346	(55,810)	699,711

Total liabilities	2,015,817	168,258	134,592	655,740	30,913	315,371	635,086	50,908	(890,649)	3,116,036

Equity	623,246	211,431	120,407	50,594	14,590	152,713	125,736	2,295,245	(828,183)	2,765,779
Non-controlling interest	146,787	16,361	39,817	16,864	—	281,049	22,242	9,884	(101,943)	431,061

Total liabilities and equity	2,785,850	396,050	294,816	723,198	45,503	749,133	783,064	2,356,037	(1,820,775)	6,312,876

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
Year 2011 -
Revenues	2,784,185	289,041	115,189	—	—	152,266	976,956	39,840	(116,211)	4,241,266
Gross profit	329,276	115,950	40,134	(9,888)	—	45,334	109,671	1,995	(723)	631,749
Administrative expenses	(104,358)	(13,065)	(7,086)	(5,226)	(269)	(10,093)	(72,061)	(5,555)	18,131	(199,582)
Other income and expenses	4,762	(318)	88	—	—	(357)	6,240	(11,056)	4,971	4,330
Profit from the sale of investments	—	—	—	—	—	—	—	4,769	—	4,769
Other (losses) gains, net	(2,165)	(2,054)	—	—	—	22	406	946	—	(2,845)
Gain from business combination	—	—	—	—	—	—	45,152	—	—	45,152

Profit before interests and taxes	227,515	100,513	33,136	(15,114)	(269)	34,906	89,408	(8,901)	22,379	483,573
Financial expenses	(105,906)	(14,608)	(21,043)	(5,819)	(15)	(7,718)	(25,523)	(16,266)	8,442	(188,456)
Financial income	111,180	12,714	15,108	7,704	5	7,175	17,014	19,847	(8,442)	182,305
Share of the profit or loss in associates and joint ventures under the equity method	5,100	223	—	—	—	—	—	133,291	(138,391)	223

Profit before income tax	237,889	98,842	27,201	(13,229)	(279)	34,363	80,899	127,971	(116,012)	477,645
Income tax	(71,514)	(29,730)	(5,822)	4,703	83	(10,232)	(19,812)	(3,990)	(5,133)	(141,447)

Profit for the year	166,375	69,112	21,379	(8,526)	(196)	24,131	61,087	123,981	(121,145)	336,198

Profit attributable to:
Owners of the Company	153,125	64,726	9,944	(6,394)	(98)	6,079	53,901	124,032	(116,239)	289,076
Non-controlling interest	13,250	4,386	11,435	(2,132)	(98)	18,052	7,186	(51)	(4,906)	47,122

Profit for the year	166,375	69,112	21,379	(8,526)	(196)	24,131	61,087	123,981	(121,145)	336,198

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
Year 2012 -
Revenues	3,524,585	287,040	123,345	73,067	41,007	240,110	1,083,323	44,654	(185,246)	5,231,885
Gross profit	408,021	110,847	53,341	(2,712)	11,155	86,706	103,935	(26)	(59,201)	712,066
Administrative expenses	(159,845)	(14,739)	(6,361)	(7,926)	(1,485)	(17,409)	(105,363)	(3,971)	59,919	(257,180)
Other income and expenses	(1,928)	(927)	61	21	—	(1,711)	73,585	(8,426)	(1,583)	75,944
Other (losses) gains, net	1,326	(1,603)	—	(48)	—	—	—	—	—	(325)

Profit before interests and taxes	247,574	93,578	47,041	(10,665)	9,670	67,586	72,157	4,429	(865)	530,505
Financial expenses	(179,089)	(25,041)	(16,517)	(27,975)	(6,560)	(14,469)	(29,093)	(17,009)	5,081	(310,672)
Financial income	198,755	23,277	11,354	24,032	129	12,165	24,028	15,909	(9,260)	300,389
Share of the profit or loss in associates and joint ventures under the equity method	9,178	—	—	—	—	—	—	252,288	(260,862)	604

Profit before income tax	276,418	91,814	41,878	(14,608)	3,239	65,282	67,092	255,617	(265,906)	520,826
Income tax	(87,918)	(28,457)	(12,526)	3,584	(972)	(19,967)	(5,638)	(4,235)	1,554	(154,575)

Profit for the year	188,500	63,357	29,352	(11,024)	2,267	45,315	61,454	251,382	(264,352)	366,251

Profit attributable to:
Owners of the Company	165,116	58,029	15,800	(8,268)	1,134	12,375	50,623	250,923	(255,778)	289,954
Non-controlling interest	23,384	5,328	13,552	(2,756)	1,133	32,940	10,831	459	(8,574)	76,297

Profit for the year	188,500	63,357	29,352	(11,024)	2,267	45,315	61,454	251,382	(264,352)	366,251

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
Year 2013 -
Revenues	4,075,070	321,097	195,861	118,541	45,489	313,731	1,169,115	51,525	(323,114)	5,967,315
Gross profit	560,083	97,495	66,455	19,670	3,179	113,732	179,175	(4,031)	(31,097)	1,004,661
Administrative expenses	(217,927)	(16,170)	(6,600)	(8,025)	(212)	(20,993)	(132,486)	(8,616)	49,237	(361,792)
Other income and expenses	10,762	(3,851)	(35)	758	(2)	(727)	24,669	(2,689)	(2,851)	26,034
Profit from the sale of investments	—	—	—	—	—	3,197	—	2,525	—	5,722
Other (losses) gains, net	—	290	—	—	—	(1,023)	—	—	—	(733)

Profit before interests and taxes	352,918	77,764	59,820	12,403	2,965	94,186	71,358	(12,811)	15,289	673,892
Financial expenses	(318,447)	(28,534)	(22,392)	(60,292)	(47)	(27,010)	(35,235)	(95,722)	4,227	(583,452)
Financial income	291,812	14,303	17,982	34,315	17	13,227	19,382	108,617	(28,652)	471,003
Dividends received	—	—	—	—	—	—	—	119,791	(119,791)	—
Share of the profit or loss in associates and joint ventures under the equity method	41,971	1,587	—	—	—	64	1,070	—	(11,130)	33,562

Profit before income tax	368,254	65,120	55,410	(13,574)	2,935	80,467	56,575	119,875	(140,057)	595,005
Income tax	(111,348)	(20,066)	(14,971)	477	(881)	(21,427)	(16,655)	(781)	3,222	(182,430)

Profit for the year	256,906	45,054	40,439	(13,097)	2,054	59,040	39,920	(119,094)	(136,835)	412,575

Profit attributable to:
Owners of the Company	211,941	41,635	26,077	(9,823)	2,054	19,153	34,296	119,192	(124,162)	320,363
Non-controlling interest	44,965	3,419	14,362	(3,274)	—	39,887	5,624	(98)	(12,673)	92,212

Profit for the year	256,906	45,054	40,439	(13,097)	2,054	59,040	39,920	119,094	(136,835)	412,575

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments cash flows

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
Year 2011 -
Profit before income tax	237,889	98,842	27,201	(13,229)	(279)	34,363	80,899	127,971	(116,012)	477,645
Adjustments to profit:
Depreciation and amortization	82,351	36,112	21,316	73	87	2,607	32,160	3,540	—	178,246
Accounts receivable	(170,212)	3,181	42,364	(92,846)	(1,501)	(178)	(674)	—	42,790	(177,076)
Inventories	(52,330)	(630)	—	—	—	(56,086)	(10,359)	—	(21,005)	(140,410)
Accounts payable	328,670	8,650	(761)	5,245	(1,615)	(598)	(20,374)	302	(53,893)	265,626
Other variations	(255,857)	(28,247)	(60,221)	7,564	(4,986)	5,703	(110,623)	(124,648)	100,623	(470,692)

Cash flows from operating activities	170,511	117,908	29,899	(93,193)	(8,294)	(14,189)	(28,971)	7,165	(47,497)	133,339

Sale of assets	5,251	77	(152)	—	—	—	2,214	28,047	(2,436)	33,001
Dividends received	20,891	—	—	—	—	245	1,766	133,291	(121,484)	34,709
Purchase of assets	(80,544)	(51,083)	(363)	(6,432)	(2,598)	(36,585)	(22,916)	(144,892)	192,124	(153,289)

Cash flows from investing activities	(54,402)	(51,006)	(515)	(6,432)	(2,598)	(36,340)	(18,936)	16,446	68,204	(85,579)

Debt repayment	(41,245)	1,775	(15,379)	4,048	11,500	71,396	59,527	(583)	(86,645)	4,394
Dividend distribution	(70,983)	(67,329)	(12,690)	—	—	(3,102)	(7,263)	(69,866)	161,368	(69,865)
Other payments	(4,456)	(5,373)	(8,906)	97,282	—	(13,490)	(6,797)	30,179	(95,430)	(6,991)

Cash flows from financing activities	(116,684)	(70,927)	(36,975)	101,330	11,500	54,804	45,467	(40,270)	(20,707)	(72,462)

Cash increase (decrease)	(575)	(4,025)	(7,591)	1,705	608	4,275	(2,440)	(16,659)	—	(24,702)
Cash at the beginning of the year	401,054	43,110	31,069	—	—	44,979	75,841	86,836	—	682,889

Cash at the end of the year	400,479	39,085	23,478	1,705	608	49,254	73,401	70,177	—	658,187

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments cash flows

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
Year 2012 -
Profit before income tax	276,418	91,814	41,878	(14,608)	3,239	65,282	67,092	255,618	(265,907)	520,826
Adjustments to profit
Depreciation and amortization	131,133	42,821	24,494	454	104	2,922	39,447	2,075	1,053	244,503
Accounts receivable	(62,061)	(6,356)	1,941	(5,464)	(37,419)	(18,902)	5,868	(22)	72,506	(49,909)
Inventories	(61,468)	(908)	—	(6,251)	—	(154,804)	14,197	851	11,740	(196,643)
Accounts payable	159,597	(26,566)	(667)	9,866	(14)	58,190	(5,976)	782	29,723	224,935
Other variations	126,885	5,047	51,143	47,270	31,836	52,416	(33,573)	(433,651)	(48,356)	(200,983)

Cash flows from operating activities	570,504	105,852	118,789	31,267	(2,254)	5,104	87,055	(174,347)	(199,241)	542,729

Sale of assets	(60,205)	392	(17)	(458)	—	(1,032)	(961)	9,637	76,115	23,471
Dividends received	4,119	—	—	—	—	—	—	252,288	(254,350)	2,057
Purchase of assets	(393,856)	(63,113)	101	(3,940)	—	(3,126)	(30,582)	(166,389)	235,390	(425,515)

Cash flows from investing activities	(449,942)	(62,721)	84	(4,398)	—	(4,158)	(31,543)	95,536	57,155	(399,987)

Debt repayment	17,465	38,991	(23,108)	—	8,271	34,728	(2,934)	153,845	(107,257)	120,001
Dividend distribution	(100,820)	(87,429)	(20,750)	—	—	(10,571)	(29,956)	(124,235)	249,526	(124,235)
Contribution of non-controlling shareholders	—	—	—	—	—	—	—	26,096	5,750	31,846
Acquisition of interest in non-controlling	—	—	—	—	—	—	—	(4,393)	—	(4,393)
Sale of interest in non-controlling subsidiary	—	—	—	—	—	—	—	1,193	—	1,193
Other payments	(14,354)	(3,128)	(7,849)	(262)	(6,557)	(1,353)	(10,736)	4,619	(5,607)	(45,227)

Cash flows from financing activities	(97,709)	(51,566)	(51,707)	(262)	1,714	22,804	(43,626)	57,125	142,412	(20,815)

Cash increase (decrease)	22,853	(8,435)	67,166	26,607	(540)	23,750	11,886	(21,686)	326	121,927

Cash at the beginning of the year	400,479	39,085	23,478	1,705	608	49,254	73,401	70,177	—	658,187

Cash at the end of the year	423,332	30,650	90,644	28,312	68	73,004	85,287	48,491	326	780,114

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments cash flows

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
Year 2013 -
Profit before income tax	368,254	65,120	55,410	(13,574)	2,935	80,468	56,575	121,322	(141,505)	595,005
Adjustments to profit
Depreciation and amortization	151,158	53,432	10,047	632	52	3,610	37,219	1,986	1,003	259,139
Accounts receivable	(388,587)	(10,343)	(4,316)	(322,993)	(20,131)	1,949	(137,016)	(487,403)	517,365	(851,475)
Inventories	64,957	546	—	(5,508)	—	(58,500)	(4,667)	—	(17,899)	(21,071)
Accounts payable	34,401	753	(7,250)	337,027	16,444	(50,784)	32,424	24,290	(490,522)	(103,217)
Other variations	(149,752)	(24,371)	(26,279)	4,735	(623)	(23,193)	(29,370)	(126,907)	129,700	(246,060)

Cash flows from operating activities	80,431	85,137	27,612	319	(1,323)	(46,450)	(44,835)	(466,712)	(1,858)	(367,679)

Sale of assets	15,134	86	—	—	—	317	316	6,799	9	22,661
Dividends received	12,064	1,708	—	—	—	—	—	119,791	(128,876)	4,687
Purchase of assets	(171,126)	(70,835)	(555)	(5,313)	—	(5,926)	(30,880)	(134,946)	52,238	(367,343)

Cash flows from investing activities	(143,928)	(69,041)	(555)	(5,313)	—	(5,609)	(30,564)	(8,356)	(76,629)	(339,995)

Debt repayment	(371,997)	(29,430)	(10,662)	(34,400)	(43,567)	(135,472)	(285,472)	(537,484)	9,111	(1,439,373)
Dividend distribution	(73,936)	(29,163)	(25,240)	—	—	(32,581)	(4,728)	(86,986)	113,853	(138,781)
Contribution of non-controlling shareholders	—	—	—	—	—	34,774	—		—	34,774
Acquisiton of interest in non-controlling subsidiary	(9,104)	—	—	—	—	—	—	(54,764)	—	(63,868)
Issue of common shares, proceeds from shares issuance, net of related expenses	—	—	—	—	—	—	—	1,147,418	—	1,147,418
Other payments	362,449	32,881	(1,014)	34,400	45,300	155,360	327,182	437,331	(41,923)	1,351,967

Cash flows from financing activities	(92,588)	(25,712)	(36,916)	—	1,733	22,081	36,982	905,516	81,041	892,137

Cash increase (decrease)	(156,085)	(9,616)	(9,859)	(4,994)	410	(29,978)	(38,417)	430,448	2,554	184,463

Cash decrease in deconsolidation	(1,458)	(3,270)	—	—	(34)	—	(400)	—	—	(5,162)

Cash at the beginning of the year	423,332	30,650	90,644	28,312	68	73,004	85,287	48,491	326	780,114

Cash at the end of the year	265,789	17,764	80,785	23,318	444	43,026	46,470	478,939	2,880	959,415

(All amounts are expressed in thousands of S/. unless otherwise stated)

Segments by Geographical areas

	2011	2012	2013
Revenue:
- Peru	3,546,403	4,326,471	5,072,251
- Chile	374,184	660,152	631,698
- Colombia	119,464	114,757	112,573
- Brazil	66,587	92,899	74,399
- Dominican Republic	133,304	37,606	—
- Panama	—	—	76,394
- Others	1,324	—	—

	4,241,266	5,231,885	5,967,315

Non-current assets
- Peru		1,623,934	1,895,217
- Chile		331,736	499,777
- Colombia|		11,887	8,987
- Brazil		10,372	8,717
- Panama		—	124

		1,977,929	2,412,822

7	FINANCIAL INSTRUMENTS

7.1	Financial instruments by category -

The classification of financial assets and liabilities per category is as follows:

	December 31,
	2012	2013
Assets according to the statement of financial position
Loans and accounts receivable:
- Cash and cash equivalents	780,114	959,415
- Trade and other accounts receivable not including advances to suppliers	590,845	672,707
- Outstanding work in progress	513,529	971,743
- Financial assets related to concession agreements (1)	359,572	623,376
- Accounts receivable from related parties	49,761	83,850

	2,293,821	3,311,091

Available-for-sale financial assets (Note 9)	5,005	88,333

Hedging derivatives:
- Derivative financial instruments	128	—

(1)	Financial assets related to concession agreements are recorded in the statement of financial position within the line items of short term other accounts receivable and long term other accounts receivable.

Liabilities according to the statement of financial position
Other financial liabilities at amortized cost
- Borrowings	501,692	514,228
- Finance leases	343,782	281,594
- Trade and other accounts payable (excluding non-financial liabilities)	1,157,135	1,242,235
- Accounts payable to related parties	42,734	25,585
- Derivative financial instruments (a)	12,697	348

	2,058,040	2,063,990

Hedging derivatives:
- Derivative financial instruments (b)	5,999	3,563

(All amounts are expressed in thousands of S/. unless otherwise stated)

(a)	In seeking to mitigate the exposure resulting from the expenditures incurred in Euros to a foreign supplier for the purchase of the infrastructure required under the concession agreement signed between a subsidiary, GyM Ferrovías S.A., and the Peruvian Government, this subsidiary entered into a cross currency swap contract by which the purchase of Euros at a future date is secured at a fixed exchange rate. This contract is accounted for as a fair value hedge by the Group and it recognizes the fair value of the financial instrument (cross currency swap) in profit or loss and, as a counterpart, it recognizes the fair value of the firm commitment associated with the contract with the foreign supplier. The change in fair value amounts to S/.14 million which is presented in “Financial income and expenses” (Note 26).
(b)	In seeking to mitigate the exposure resulting from the borrowings obtained from Citibank in variable rate (see Note 18), GMP S.A. entered into a cross interest rate swap contract by which it established a fixed rate. This contract is accounted for as a cash flow hedge by the Group and it recognizes the changes in fair value of the financial instrument in other comprehensive income. The change in fair value amounts to S/.2,400 plus the tax effect of S/.731. The fluctuation observed in the deferred income tax in 2013 includes the effect of the revision of the tax effect of 2012 that amounts to S/.569.

7.2	Credit quality of financial assets -

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external risk ratings (if available) or to historical information about counterparty default rates.

The credit quality of financial assets is presented as follows:

	December 31,
	2012	2013
Cash and cash equivalents (*)
Banco de Crédito del Perú (A+)	426,762	558,540
Banco Continental (A+)	156,419	254,439
Banco Santander (Chile) (A)	40,745	7,544
Banco Interbank (A)	33,864	9,360
Banco Scotiabank (A+)	26,648	2,401
Banco de la Nación (A)	24,784	45,782
Banco de Chile (A+)	16,828	—
Banco Santander (A)	9,024	42,102
Citibank (A)	4,610	850
Banco BCI (Chile) (A)	3,451	25,568
Banco Interamericano de Finanzas (A)	30	652
Other lesser amounts	33,859	10,771

	777,024	958,009

The ratings in the above table “A and A+” represent high quality credit ratings. For banks located in Peru, the ratings were derived from risk rating agencies authorized by the Banking and Insurance Superintendency of Peru (Superintendencia de Banca, Seguros y AFP). For banks located in Chile, the ratings were derived from risk rating agencies authorized by the Stock and Insurance Superintendency of Chile (Superintendencia de Valores y Seguros).

(*)	The difference between the balances shown above with the balances shown in the statement of financial position corresponds to cash on hand (Note 8).

(All amounts are expressed in thousands of S/. unless otherwise stated)

The credit quality of customers is assessed in three categories (internal classification):

A:	new customers/related parties (less than 6 months),

B:	existing customers/related parties (with more than 6 months of trade relationship) with no previous default history; and

C:	existing customers/related parties (with more than 6 months of trade relationship) with previous default history.

As of December 31, 2013 and 2012 the majority of the Group’s portfolio had been risk-rated as category B. Also, of the total number of accounts in compliance with contract terms and conditions, none of them have been re-negotiated.

With respect to available-for-sale financial assets, the counterparty held an external credit rating of AAA at December 31, 2013 and 2012.

8	CASH AND CASH EQUIVALENTS

This account comprises:

	December 31,
	2012	2013
Cash on hand	3,090	1,406
Checking accounts	501,912	817,692
Time deposits (a)	273,404	138,701
In-transit remittances	1,641	1,616
Mutual funds	67	—

	780,114	959,415

(a)	This amount mainly comprises two short-term bank deposits maintained in Banco de Credito del Peru with maturities of 30 and 60 days that bear an annual interest rate of 10%.

9	AVAILABLE FOR SALE FINANCIAL ASSETS

This account comprises the investment maintained by the Company directly and indirectly in Transportadora de Gas del Perú S.A. (TGP), a local entity that operates gas transportation systems. At December 31, 2012 the investment corresponded to shares representing the 0.6% of interest in the TGP’s capital.

In December 2013, the Group acquired from one of the TGP’s shareholders, Pluspetrol Resources Corporation (hereinafter Pluspetrol), an additional 1.04% interest in TGP paying a consideration of US$20 million (equivalent to S/.56.1 million). At December 31, 2013, the fair value of the Group’s interest in TGP equals S/.88.3 million. The change in fair value from 2012 to 2013 of S/.19.1 million, net of the income tax of S/.8.2 million is recorded within other comprehensive income.

Together with the acquisition of the 1.04% interest, the Company acquired from Pluspetrol on behalf of the Canada Pension Plan Investment Board (CPPIB) an additional indirect interest of 11.34% in TGP. The investment for US$217 million was funded entirely by CPPIB. The risk and rewards of the entire investment are assumed by CPPIB.

Given the features of the transaction, it has been treated as an off-balance transaction because, in substance, the Company is acting as an agent for CPPIB. Therefore, the Company has not recognized neither the investment in TGP nor any obligation to CPPIB.

This acquisition is part of an investment agreement entered into with CPPIB, whereby both parties commit themselves to initiate and develop projects in the oil and gas industry.

(All amounts are expressed in thousands of S/. unless otherwise stated)

On December 27, 2013 the Company announced its intention to transfer the previously acquired interest of 11.34% in TGP to CPPIB (10.43%) and to Corporación Financiera de Inversiones – CFI (0.91%), if none of the existing TGP shareholders exercise their first option of share acquisition rights. The transfer of interest to these entities took place in February 2014.

10	TRADE ACCOUNTS RECEIVABLES

This account comprises:

	December 31,
	2012	2013
Invoices receivable	447,300	1,058,078
Collection rights	317,609	58,528

	764,909	1,116,606
Impairment of trade accounts	(2,707)	(2,817)

	762,202	1,113,789
Less: non-current portion
Invoice receivable	—	(545,736)
Collection rights	(305,887)	(46,181)

Total non-current	(305,887)	(591,917)

Total current	456,315	521,872

The fair value of current receivables is similar to their carrying amount since their average collection turnover is less than 60 days. These current receivables do not bear interest and have no specific guarantees.

Invoices receivable are related to percentage of completion estimates approved by the clients. As of December 31, 2013 and 2012, trade receivable balances are shown net of the advances received from customers of S/.273 million and S/.849 million, respectively. These advances are substantially related to the subsidiary GyM S.A. and their terms vary based on each contract. At December 31, 2013, a significant portion of these advances of S/.248.53 million corresponded to the funds given by certain customers with which a monthly revolving advances system has been agreed which is settled with the billing of the month before. Other advances that are netted from accounts receivable correspond to funds netted gradually as services are provided; which in the event of an anticipated termination of the contractual relationship will be offset with the balances due for work progress.

Accounts receivable as of December 31, 2013 comprise the collection rights of GyM Ferrovías S.A., Survial S.A. and Canchaque Concessions S.A. for S/.46,181, S/.7,617 and S/.4,730 respectively (S/.305,887, S/.7,502 and S/.4,220 in 2012). The main balance is generated by GyM Ferrovías S.A which is the concession signed with the Peruvian Government comprising Line 1 of the Lima Metro/ (train line), require this entity to acquire, on the Government’s behalf, certain infrastructure needed for the implementation of the transport system to be operated once completed (Note 5-b-iv). This account will be amortized with the cash flows resulting from the consideration to be received by the subsidiary at the inception of the concession under the “price per kilometer traveled” (PKT). For this purpose, the subsidiary has applied certain criteria to determine the amount of the interest to be accrued on these balances and the beginning of this amortization. These balances bear interest at a 7.7% rate and their amortization is expected to begin in 2014 at the time the infrastructure begins operation.

The aging detail of trade accounts receivable is as follows:

	December 31,
	2012	2013
Current	447,937	937,932
Past due up to 30 days	153,440	117,985
Past due over 30 days	163,532	60,689

	764,909	1,116,606

(All amounts are expressed in thousands of S/. unless otherwise stated)

As of December 31, 2013, trade accounts receivables totaling S/.178.7 million (S/.317 million as of December 31, 2012) are past due but not impaired, and the customers do not have a historical record of default.

The maximum exposure to credit risk at the reporting date is the carrying amount of the accounts receivable and of outstanding work in progress (note 11).

Management performed a specific review and assessment of the balances outstanding of certain customers of subsidiary CAM Holding S.P.A. that were undergoing financial difficulties and shown payment delinquency during 2012 and 2013 and recorded in profit or loss for the year 2012 and 2013 an impairment of trade accounts receivable resulting from the assessment

The movement of the account receivables reserve is as follows:

	2012	2013
Initial balance	—	2,707
Additions	2,707	110

Final balance	2,707	2,817

11	OUTSTANDING WORK IN PROGRESS

This account comprises:

	December 31,
	2012	2013
Rights receivable	454,019	748,376
Work in progress	59,510	223,367

	513,529	971,743

Rights receivable correspond to the unbilled rights for services rendered. Each month, under the percentage of completion method, the Company estimates the advancement of work to date. Based on its monthly estimates, the Company recognizes revenue. Until such revenue is billed, it is recorded in the account, rights receivable.

The balance of work in progress includes costs that the Group incurred related to future activity on the construction contracts. The increase is mainly related to the Machu Picchu and Cerro Aguila Kallpa projects amounting to S/.27.9 million and S/.66.6 million respectively and to others minor projects as Pachacutec, Electrico Lima Tramo 2, Tunel Santa Rosa, Concentradora las Bambas, among others, totaling S/.74.2 million.

12	TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	2011	2012	2013
Revenue from sale of goods and services:
- Associates	52,158	49,252	4,915
- Joint operations	177,254	51,385	67,601

	229,412	100,637	72,516

Inter-company services are agreed at arm’s length as if the services had been agreed with third parties.

(All amounts are expressed in thousands of S/. unless otherwise stated)

b)	Key management compensation -

Key management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management. The compensation paid or payable to key management in 2013 amounted to S/.93.5 million (S/.60.04 million as of December 31, 2012).

c)	Balances at the end of the year resulting from the sale/purchase of goods/services -

	December 31,
	2012		2013
	Receivable	Payable	Receivable	Payable
Related:
Proyectos Inmobiliarios Consultores (PICSA)	223	—	—	—
Sierra Morena	—	243	—	—

	223	243	—	—

Joint operations:
Consorcio Peruano de Conservación	—	—	15,080	—
Consorcio Rio Mantaro	8,974	—	3,822	—
Consorcio Grupo 12	8,699	—	—	—
Consorcio Brocal Pasco	4,711	—	1,913	41
Consorcio La Gloria	3,430	3,443	3,696	3,398
Consorcio GyM Conciviles	2,197	2,426	33,405	—
Consorcio Toromocho	1,819	3,432	62	34
Consorcio Rio Urubamba	1,790	—	2,798	—
Consorcio Tren Electrico	1,622	—	2,499	—
Consorcio Atocongo	1,650	—	712	—
Consorcio Marcona	1,600	2,168	—	—
Consorcio Constructor Alto Cayma	1,533	—	566	4,881
Consorcio Lima	1,232	—	312	—
Consorcio—Sermesa Zhejian	1,013	—	—	—
Consorcio Rios Pallca	975	—	3,903	—
Consorcio Norte Pachacutec	971	800	556	952
Consorcio Tiwu	963	1,716	—	—
Consorcio Vial Ipacal	694	700	283	—
Consorcio Terminales	628	—	4,294	—
Consorcio Vial Quinua	561	4,422	37	1,315
Consorcio CAM Lima	458	231	—	—
Consorcio Sermesa	405	—	—	—
Consorcio Pacifico	280	—	—	—
Consorcio Vial Sullana	348	341	470	—
Consorcio La Zanja	309	349	—	—
Consorcio Ancon Pativilca	303	1,054	—	—
Consorcio La Chira	—	7,868		51
Consorcio Alto Cayma	—	942	5,557	666
Consorcio GyM Cosapi	—	321	—	—
Comerciales Sur	—	—	206	—
Consorcio Proyecto Chiquintirca	—	—	134	—
Consorcio Ingenieria y Construcción Bechtel	—	—	—	3,924
Consorcio Vial Sur	—	—	737	—
Consorcio JV PAnamá	—	—	1,323	—
Other	2,065	1,639	1,485	965

	49,230	31,852	83,850	16,227

Other related parties:
Ferrovias Argentina	—	7,118		8,771
Besco	—	2,155	—	587
El Condor Combustibles	—	1,366	—	—
Other minor	308	—	—	—

	308	10,639	—	9,358

	49,761	42,734	83,850	25,585

(All amounts are expressed in thousands of S/. unless otherwise stated)

Accounts receivable from related parties mainly arise from sales transactions for goods and services with maturity periods of 60 days. Such accounts are non-interest-bearing, because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have maturity periods of 60 days. Such accounts are not interest bearing because they are short-term.

Transactions with non-controlling interest are disclosed in Note 34.

13	OTHER ACCOUNTS RECEIVABLE

This account comprises:

	December 31,
	2012	2013
Advances to suppliers (a)	181,790	183,464
Fiscal credit (b)	76,991	109,050
Guarantees deposits (c)	68,473	56,851
Income tax on-account payment	68,502	95,488
Accounts receivable from sale of investments	26,739	33,601
Petróleos del Perú S.A.- Petroperú S.A. (d)	23,236	18,087
Claims to the tax administration (tax paid in advance)	17,388	7,913
Account receivable from personnel	12,946	14,633
Account receivable from Ferrocarriles del Estado—Chile	9,209	—
Claims to third-parties	7,221	15,799
Indemnification asset (note 31-b)	6,006	6,006
Temporary taxes on net assets	4,643	10,901
Restricted fund	3,822	—
Overseas Bechtel Incorp. Suc.del Peru	—	5,107
Right to recover taxes (Brazil and Colombia)	3,168	2,259
Legal credits CAM Brasil	2,955	3,430
Accounts receivable from suppliers (Transportadora de Gas del Perú)	2,290	—
Project reimbursements	1,926	1,794
Loans receivable to employees	1,760	584
Compensation fund (e)	1,637	812
Others (f)	19,995	25,590

	540,697	591,369

Less non-current portion:
Fiscal credit	(48,493)	(34,071)
Petróleos del Perú S.A.	(14,696)	—
Ferrocarriles del Estado SEC	(9,209)	—
Indemnification asset (note 31-b)	(6,006)
Legal credits CAM Brazil	(2,955)	(3,430)
Accounts receivable from Transportadora de Gas del Perú	(2,290)	—
Right to recover taxes	(2,010)	—
Debtors for sale, according to legal agreement (Chile)	(662)	—
Loans receivable from employees	(659)	—
Others	(6,509)	(650)

	(93,489)	(38,151)

Current portion	447,208	553,218

(All amounts are expressed in thousands of S/. unless otherwise stated)

Other non-current accounts receivable have maturities from 2 to 5 years. In the case of fiscal credit, Company’s Management estimates that this balance will be applied against the fiscal debit from future operations over the medium term.

The following contains a description of major accounts receivable:

(a)	Advances to suppliers -

Mainly corresponds to advances that the subsidiary GyM S.A. provided for approximately S/.163.1 million (S/.171.5 million in 2012) to import equipment to be used in different projects, which are detailed as follows, based on the related project:

	December 31,
	2012	2013
Consorcio Tren Eléctrico	58,203	64,567
Consorcio Rio Mantaro	27,067	54,311
Central Hidroeléctrica Machu Picchu	15,132	20,998
EPC Planta Minera Inmaculada	—	7,207
Edificio Real 8	3,442	3,025
Consorcios – Cam	—	2,800
Consorcio GyM Conciviles	26,730	2,144
Servicios para proyectos inmobiliarios	4,663	2,379
GyM Chile SPA	1,709	1,888
Stracon GyM	1,557	1,655
Mantenimiento Periodico/Red Vial 1	1,474	2,439
Consorcio Peruano de Conservación	1,421	4,708
Panorama Plaza Negocios 2	—	1,312
Consorcio Rio Urubamba	1,194	704
Ciudad Nueva Fuerabambas	10,525	—
Inversiones y Construcciones GyM Ltda	9,110	—
Ampliación Red Principal—Cálida	8,759	—
Other smaller projects	10,804	13,327

	181,790	183,464

(b)	Fiscal credit -

Mainly corresponds to the subsidiaries Survial S.A., GyM S.A., GyM Ferrovias S.A., Viva GyM S.A and Concar S.A. for S/.17 million, S/.25 million , S/.27 million, S/.12 million and S/.9 million respectively, (Survial S.A., GyM S.A. and GyM Ferrovías S.A. for S/.25 million, S/.14.9 million and S/.14 million, respectively in 2012). Based on its estimates, Management considers that this fiscal credit will be recovered during the ordinary course of the future operations of these subsidiaries.

(All amounts are expressed in thousands of S/. unless otherwise stated)

(c)	Guarantee deposits -

Guarantee deposits are the funds retained by customers for work contracts mainly for subsidiary GyM S.A. which ensures compliance with the contracts and the funds are recovered once the work has been completed. Such deposits mainly correspond to the following projects:

	December 31,
	2012	2013
Project:
Stracon GyM	16,516	18,834
Collahuasi (Vial y Vives)	10,757	—
Campamentos Congas	8,783	415
Conga Reticulation Camp 3000/4500 K	7,738	287
Consorcio GyM Cosapi	7,501	—
Pueblo Viejo (Dominican Republic)	7,212	—
Proyecto Machupicchu	4,513	8,624
Ampla Brasil	1,402	—
OPR	909	971
Conga- Campamento 400 personas K12	387	—
Edificio Real 8	351	1,417
Distrito S	319	118
Local Euromotors	289	—
Pozas almacenamiento de agua	—	7,143
Proyecto Chancadora Caserones	—	5,473
Minera Antucoya	—	3,814
Pampa Verde	—	3,601
La Zanja	—	1,348
Planta Minera Inmaculada	—	881
Garantías—arriendos CAM Perú	—	605
Garantías—arriendos CAM Chile	—	573
Centro Empresarial Leuro	—	554
Others	1,796	2,193

	68,473	56,851

(d)	Petróleos del Perú S.A.—Petroperú S.A. -

These balances are comprised of additional investments established in the operating agreement and completed by Consorcio Terminales (a joint venture of the subsidiary GMP S.A.) for the modernization and extension of 9 terminals subject to the agreement. These investments which are presently works in progress will be transferred to Petróleos del Perú S.A.—Petroperú S.A., once a technical audit has been completed and after obtaining the written approval and accreditation of said institution; the value thus determined will be considered for billing. During the fiscal years 2013 and 2012, the consortium incurred additional investments of US$ 6.1 million and US$11.5 million, respectively; which will be collected over the effective period of the agreement, once Petróleos del Perú—Petroperú S.A., confirms the investment made through the results of technical audits.

This agreement consists in the operation of the oil terminals of Petroleos del Peru to store and distribute the oil to the different customers of this State entity.

(e)	Compensation fund -

The balance receivable from the compensation fund corresponds to subsidiary GMP S.A. and relates to the Fund created by the Government to prevent the high volatility of the price of crude oil and its by-products from affecting the end users. In 2013 GMP S.A. received payments of S/.1.7 million (S/.9.3 million in 2012) and applications of contributions amounting to S/.1.6 million (S/.3.7 million in 2012).

(All amounts are expressed in thousands of S/. unless otherwise stated)

(f)	Others -

Other receivables do not present past due amounts or impairment and the non-current balances are supported by contractual agreements with third-parties and in the particular case of the fiscal credit, its maturity has been determined based on the period, estimated by Management for using said fiscal credit.

The fair value of other short—term accounts receivable is similar to their carrying amount due to the fact of short term maturity.

At December 31, 2013, the fair value of other accounts receivable from Petróleos del Perú S.A., originates from the subsidiary GMP S.A., does not bear interest and, therefore, was discounted at the prevailing market rate prevailing at the date of the disbursements, which on average is 7.40% per annum (6% in 2012). This rate corresponds to the weighted average borrowing rate of the subsidiary.

The maximum exposure to credit risk as of the date of the report is the carrying amount of each class of other accounts receivable mentioned. The Group does not request collaterals as guarantee.

14	INVENTORIES

This account comprises:

	December 31,
	2012	2013
Land	326,451	411,822
Work in progress—real estate	181,956	104,908
Construction materials	148,565	92,299
Materials and supplies	89,736	92,909
Finished properties	11,689	71,304

	758,397	773,242
Impairment of inventories	(10,981)	(10,445)

	747,416	762,797

Land -

As of December 31, 2013 and 2012 this item mainly includes land of 740 hectares located in the district of Lurin, a province of Lima, intended for industrial and public housing development purposes (S/.90 million); a plot of land located in the district of Comas , where it is intended to implement a large green area project called “Los Parques de Comas”, and build 8,000 houses (the land cost is approximately S/.57 million); and “Cuartel San Martín” (S/.78. million), located on Av. El Ejército, Urb. Santa Cruz Miraflores which will be a development complex consisting of a 5-star hotel, convention, business, cultural, commercial and residential building center. During the year 2013 the Group acquired a land located on Av. Pezet 583, San Isidro (S/.47.9 million), where it intends to build 31 apartments of 300m2 each; and land in Av. Argentina, Callao (S/.52.4 million), where it intends to implement a project of approximately 1000 multi-family buildings called “Los Parques del Callao”.

Work in progress—real estate -

As of December 31, 2013, this item mainly consists of project “Parque Central Club Residencial” (S/.17.6 million), comprising 22 multi-family buildings of 12 floors each, located in Cercado de Lima, and the housing project “Los Parques de Carabayllo” (S/.16.6 million) comprising 24 buildings of 4 floors each, located in Carabayllo. The housing project “Los Parques de San Martin” (S/.53.2 million) comprising 20 multi-family buildings of 5, 10 and 12 floors, located in San Martin de Porres, the housing project “Barranco” (S/.9.9 million) comprising 1 building of 16 floors with 40 apartments and the “Real 8-9” project (S/.21.4 million) where it will be built 1 building of 16 floors with 32 offices of 500m2 will be built.

(All amounts are expressed in thousands of S/. unless otherwise stated)

As of December 31, 2012, this item mainly includes the following project: “Parque Central Club Residencial” (S/.23.6 million), “Los Parques de Carabayllo” (S/.19.3 million), “Los Parques de Villa el Salvador” (S/.15.4 million), “Los Cipreses” (S/.44.2 million) and “Los Parques de San Martin” (S/.39.6 million).

During the year, the Company has capitalized financing costs for these construction projects amounting to S/.6 million (S/.4.3 million in 2012).

Construction materials -

The balance on December 31, 2013 showed a decrease compared to 2012, which corresponds mainly to the materials of the projects that are in the final stage, the most significant of which is the Machu Picchu Project which has a variation with respect to 2012 of S/.59.25 million. Also, this balance includes material that did not have much movement such as Consorcio Conciviles which had a decrease of S/.10.24 million, the Estación de Gas y Acometida Fenix – Calidda with a decrease of S/.9.46 million and Consorcio Tren Electrico with a decrease of S/.7.49 million compared to 2012.

In 2013, the Group recognized a provision for the impairment of inventories amounting to S/.2.2 million (S/.11 million in 2012). The movement is as follows:

	2012	2013
Initial balance	—	10,981
Additions	10,981	2,239
Write off	—	(2,775)

Final balance	10,981	10,445

Borrowings are guaranteed with inventory (land and work in progress—real state) related to “Parque Central”, “Barranco”, “Parque de San Martín”, “Pezet” and “Parque del Agustino II” for the amount of the guarantee amounting to S/.509.57 million (S/.354.8 million as of December 31, 2012).

15	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This account comprises:

	2012	2013
Associates	24,719	28,209
Joint ventures	12,727	59,758

	37,446	87,967

The amounts recognized in the income statement are as follows:

	2011	2012	2013
Associates	223	114	11,104
Joint ventures	—	490	22,458

	223	604	33,562

(All amounts are expressed in thousands of S/. unless otherwise stated)

a) Investment in associates

Set out below are the associates of the Group as at December 31, 2012 and 2013. The associates listed below have share capital consisting solely of ordinary shares, which are held directly by the Group. None of the associates are listed companies; therefore there is no quoted market price available for their shares.

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2012	2013	2012	2013
		%	%
Promoción Inmobiliaria del Sur S.A.	Common	23.86	23.86	14,807	16,298
Ingenieria y Construccion
Vial y Vives OGP-1 Ltda.	Common	40.00	40.00	288	8,450
JV Panama	Common	—	15.00	—	2,755
Ingenieria Vial y Vives—Consorcio
Bechtel VyV Ltda	Common	40.00	40.00	2,660	3
Sierra Morena S.A.	Common	33.33	33.33	310	305
Inversiones Real Once S.A.	Common	29.07	—	4,276	—
Inmobiliaria San Silvestre S.A.	Common	21.73	—	2,324	—
Other				54	398

				24,719	28,209

The most significant investments are described as follows:

i)	Promoción Inmobiliaria del Sur S.A -

An entity whose major asset is land of 24,957,300 m2 located in Lurin, which will be used for real estate developments. Based on recent appraisals of the property, Management believes that the commercial value of this property is higher that its carrying amount.

ii)	Ingeniería y Construccion Vial y Vives OGP-1 Ltda -

This entity is mainly engaged in the execution of civil construction work, industrial assembly and engineering works at Escondida Mine in Chile; the objective of the business is to expand the processing capacity of its client.

iii)	JV Panama -

A limited company constituted under the laws of Barbados which provides engineering services to mining companies in Panama.

iv)	Ingeniería y Construcción Bechtel—Vial y Vives Limitada -

The entity is mainly engaged in providing construction and acquisition services as well as other related services to Bechtel Chile Limitada, its partner to carry out construction work.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The following table shows financial information of the principal associates:

Summarized financial information for associates -

	Promoción Inmobiliaria del Sur S.A		Ingeniería y Construcción Vial y Vives OGP-1 Ltda.		JV Panama
	At December 31,		At December 31,		At December 31,
	2012	2013	2012	2013	2012	2013
Current
Cash and cash equivalents	3,500	937	1,544	572	—	16,284
Other current assets (excluding cash)	152	146	6,319	156,328	—	85,261

Total current assets	3,652	1,083	7,863	156,900		101,545

Financial liabilities (excluding trade payables)	65	187	—	—	—	—
Other current liabilities
(including trade payables)	608	102	7,142	135,761	—	83,574

Total current liabilities	673	289	7,142	135,761	—	83,574

Non-current
Assets	134,949	156,749	—	—	—	395

Financial liabilities	—	—	—	—	—	—
Other liabilities	75,871	89,237	—	—	—	—

Net assets	62,057	68,306	721	21,139	—	18,366

	Promoción Inmobiliaria del Sur S.A			Ingeniería y Construcción Vial y Vives OGP-1 Ltda			JV Panama
	At December 31,			At December 31,			At December 31,
	2011	2012	2013	2011	2012	2013	2011	2012	2013
Revenue	15,740	20,560	44,552	—	6,437	127,528	—	—	175,306
Depreciation and amortization	(101)	(79)	(69)	—	(5,562)	(101,320)	—	—	(176)
Interest income	30	63	52	—	—	—	—	—	—
Interest expenses	(12)	(2)	(2)	—	—	—	—	—	—
Profit or loss from continuing operations	14,403	11,183	43,234	—	875	26,208	—	—	3,045
Income tax expense	(4,695)	(2,601)	(13,365)	—	(175)	(5,398)	—	—	(807)

Post-tax profit from continuing operations	9,708	7,009	29,971	—	700	20,810	—	—	2,239

Other comprehensive income	—	—	—	—	—	—	—	—	—

Total comprehensive income	9,708	7,009	29,971	—	700	20,810	—	—	2,239

(All amounts are expressed in thousands of S/. unless otherwise stated)

The movement of the investments in associates is as follows:

	2011	2012	2013
Opening balance	67,577	25,953	24,719
Acquisition through business combinations (Note 31) or contributions received	—	2,891	346
Equity interest in results	223	114	11,104
Dividends received	(34,709)	—	(2,980)
Return of capital	—	(2,057)	—
Sale of investments	(21,948)	—	(6,684)
Others	153	(2,182)	1,704

Final balance	11,296	24,719	28,209

In 2013, 2012 and 2011 the following significant movements were carried out:

•	In December 2013, the Group sold its interest in Inmobiliaria San Silvestre S.A. The principal underlying asset of this associate is a plot of land located in San Isidro. The price was determined in function of the fair value of the land which amounted to S/.5.6 million, giving rise a gain of S/.3.2 million which has been recognized in the income statement.

•	In December 2013, the Group sold 4,123,783 shares of Inversiones Real Once S.A. The sale price was S/.6.8 million and profit generated from the transaction was S/.2.5 million which has been recognized in the income statement.

•	In October 2012, as a result of the acquisition of 74% of shares capital in Ingeniería y Construcción Vial y Vives (Vial y Vives) (Note 31-b), the Group recognized its investments in the associate maintained by Vial y Vives. Such investments mainly consist of investments in Ingeniería y Construccion Bechtel, Vial y Vives Limitada for S/.2.6 million. Additionally, these investments also include Ingeniería y Construcción Bechtel Vial y Vives OGP-1 Ltda.

•	In December 2011, the Group sold the investments it maintained in Concesionaria Interoceánica Tramo 2 S.A., Concesionaria Interoceánica Tramo 3 S.A. and Concesionaria IIRSA Norte S.A. for S/.26.7 million, the investments had a total carrying value of S/.21.9 million. The transaction resulted in a profit of S/.4.8 million, which is presented in the item “Profit on sale of investments” in the statement of comprehensive income.

b)	Investment in Joint Ventures

Set out below are the joint ventures of the Group as of December 31, 2012 and 2013.

				Carrying amount
		Interest in capital		At December 31,
Entity	Class	2012	2013	2012	2013
		%	%
Constructora SK-VyV Ltda.	Common	50.00	50.00	12,584	37,542
Sistemas SEC – Cam Chile	Common	—	49.00	—	10,452
Logistica Químicos del Sur S.A.C.	Common	—	50.00	—	7,287
Consorcio DSD Echeverria Izquierdo	Common	—	50.00	—	4,284
Consorcio Vial y Vives Mena y Ovalle Ltda.	Common	50.00	50.00	143	193

				12,727	59,758

(All amounts are expressed in thousands of S/. unless otherwise stated)

i)	Constructora SK—VyV -

The entity is mainly engaged in the execution of civil construction work and industrial assembly, construction, buildings and carrying out engineering projects, in general, and any other business agreed upon by the partners for the project “Caserones” of the client Minera Lumina Cooper.

ii)	Consorcio SEC—Cam Chile -

The company’s activities include the renovation and automation of the electrical system and signaling of railways and communications within Santiago—Chillán—Bulnes—Caravans and Conception areas. The contract was awarded to the SEC in 2005 for a period of 16 years.

iii)	Logistica de Quimicos del Sur S.A.C. -

The purpose of Logistica de Quimicos del Sur S.A.C. (LQS) is to provide services of receiving, storing, shipping, and transport of sodium hydrosulfide to Sociedad Minera Cerro Verde S.A.A.

iv)	Consorcio DSD Echeverria Izquierdo Limited -

The purpose of this company, exclusively, is the execution of civil works and electromechanical assemblies for the mining project Ministro Hales, which is owned by Codelco. It was incorporated into the Group through the acquisition of DSD Construcciones y Montajes S.A. (see Note 31-a)

(All amounts are expressed in thousands of S/. unless otherwise stated)

The following table shows financial information of the principal joint ventures:

Summarized financial information for joint ventures -

	Constructora SK-VyV Ltda.		Consorcio SEC – Cam Chile		Logistica Químicos del Sur S.A.C.
	At December 31,		At December 31,		At December 31,
	2012	2013	2012	2013	2012	2013
Current
Cash and cash equivalents	352	871	2,221	181	3,103	1,802
Other current assets (excluding cash)	113,731	153,019	19,862	22,248	1,559	2,785

Total current assets	114,083	153,890	22,083	22,429	4,662	4,587

Financial liabilities (excluding trade payables)	—	—	6,197	1,935	22	75
Other current liabilities
(including trade payables)	88,993	78,782	13,432	17,487	15,433	16,577

Total current liabilities	88,993	78,782	19,629	19,422	15,455	16,652

Non-current
Assets	—	—	25,233	24,618	27,429	26,869
Financial liabilities	—	—	—	—	56	5
Other liabilities	—	—	8,274	6,296	640	259

Total non-current liabilities	—	—	8,274	6,296	695	264

Net assets	25,090	75,108	19,413	21,329	15,941	14,540

	Constructora SK-VyV Ltda.			Consorcio SEC – Cam Chile			Logistica Químicos del Sur S.A.C.
	At December 31,			At December 31,			At December 31,
	2011	2012	2013	2011	2012	2013	2011	2012	2013
Revenue	—	259,146	593,258	32,437	29,635	37,912	8,347	6,929	6,180
Depreciation and amortization	—	(98)	(68)	(437)	(360)	(236)	(1,510)	(1,044)	(1,064)
Interest income	—	—	—	730	312	—	9	15	—
Interest expenses	—	—	—	(823)	(752)	(582)	(1,045)	(46)	(18)
Profit or loss from continuing operations	—	17,848	63,266	1,735	1,407	2,835	3490	2,729	1,993
Income tax expense	—	(3,756)	(12,164)	(816)	(1,505)	(684)	(1161)	(81)	(594)

Post-tax profit from continuing operations	—	14,092	51,102	919	(98)	2,151	2,329	1,912	1,399

Other comprehensive income	—	—	—	—	—	—	—	—	—

Total comprehensive income	—	14,092	51,102	919	(98)	2,151	2,329	1,912	1,399

(All amounts are expressed in thousands of S/. unless otherwise stated)

The movement of the investments in joint ventures is as follows:

	2012	2013
Opening balance	—	12,727
Acquisition through business combination (ii) (Note 31)	12,237	2,262
Debt capitalization	—	7,989
Equity interest in results	490	22,458
Dividends received	—	(1,708)
Adjustment SEC (i)	—	9,379
Adjustment LQS (i)	—	7,408
Conversion adjustment	—	(757)

Final balance	12,727	59,758

In 2013 and 2012 the following significant movements were carried out (there were no movements in 2011):

i)	In 2013, the Company reassessed the nature of the rights attributed to its partners based on the provisions of IFRS 10 and concluded that the parties have joint control instead of being subsidiaries, therefore Logística de Químicos del Sur S.A.C. (LQS) and Sistemas SEC SA (hereinafter SEC) were de-consolidated from the Group and recorded under the equity method of accounting. The effect of this reassessment on total assets and total shareholders’ equity is not significant to the financial statements for any periods presented.

ii)	In October 2012, as a result of the acquisition of 74% of shares capital in Ingeniería y Construcción Vial y Vives (Vial y Vives), the Group recognized its investments in the joint venture maintained by Vial y Vives. Such investments include Constructora SK-VyV Ltda. for S/.12.2 million. Additionally, these investments also include Consorcios Vial y Vives and Mena y Ovalle Ltda.

(All amounts are expressed in thousands of S/. unless otherwise stated)

16	PROPERTY, PLANT AND EQUIPMENT

The movement in property, plant and equipment accounts and its corresponding accumulated depreciation for the year ended December 31, 2013, 2012 and 2011 is as follows:

	Land	Own occupied buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement units	In-transit units	Work in progress	Total
At January 1, 2011
Cost	20,260	83,939	497,710	144,596	16,646	74,615	5,384	9,515	30,488	883,153
Accumulated depreciation	—	(11,170)	(249,578)	(67,966)	(9,771)	(46,644)	—	—	—	(385,129)

Net cost	20,260	72,769	248,132	76,630	6,875	27,971	5,384	9,515	30,488	498,024

Net initial cost	20,260	72,769	248,132	76,630	6,875	27,971	5,384	9,515	30,488	498,024
Additions	—	6,393	117,924	80,160	6,621	17,929	630	11,158	59,866	300,681
Acquisition of subsidiary—CAM	—	1,031	45,656	4,930	3,969	1,123	—	—	16,447	73,156
Reclassifications	—	—	—	—	—	—	—	—	—	—
Transfers to intangibles (Note 17)									(13,298)	(13,298)
Deductions for sale of assets	—	(2,160)	(31,625)	(10,299)	(1,134)	(2,829)	—	(51)	—	(48,098)
Adjustments and/or reclassifications for cost—asset disposal	(2,586)	(2,938)	(502)	2,840	2,399	704	3,057	(13,700)	(30,270)	(40,996)
Depreciation charge	—	(5,701)	(71,960)	(29,899)	(4,283)	(15,180)	—	—	—	(127,023)
Depreciation for sales deductions	—	834	25,327	6,782	948	1,843	—	—	—	35,734
Adjustments and/or reclassifications of asset depreciation	—	193	3,793	1,483	(3,222)	65	—	—	—	2,312
Depreciation for disposals and transfers	—	220	3,759	—	(202)	165	—	—	—	3,942
Foreign currency translation effect	—	—	—	—	—	—	—	—	2,479	2,479

Net final cost	17,674	70,641	340,504	132,627	11,971	31,791	9,071	6,922	65,712	686,913

At December 31, 2011
Cost	17,674	86,265	629,163	222,227	28,501	91,542	9,071	6,922	65,712	1,157,077
Accumulated depreciation	—	(15,624)	(288,659)	(89,600)	(16,530)	(59,751)	—	—	—	(470,164)

Net cost	17,674	70,641	340,504	132,627	11,971	31,791	9,071	6,922	65,712	686,913

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Land	Own occupied buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement units	In-transit units	Work in progress	Total
At January 1, 2012
Cost	17,674	86,265	629,163	222,227	28,501	91,542	9,071	6,922	65,712	1,157,077
Accumulated depreciation	—	(15,624)	(288,659)	(89,600)	(16,530)	(59,751)	—	—	—	(470,164)

Net cost	17,674	70,641	340,504	132,627	11,971	31,791	9,071	6,922	65,712	686,913

Net initial cost	17,674	70,641	340,504	132,627	11,971	31,791	9,071	6,922	65,712	686,913
Additions	3,713	17,955	136,853	82,363	7,161	29,962	784	28,033	97,393	404,217
Acquisition of subsidiary—Vial y Vives	5,128	—	32,055	75	1,547	379	—	—	—	39,184
Acquisition of subsidiary—Stracon GyM	—	—	24,504	47,233	31	—	—	—	—	71,768
Reclassifications	—	(608)	(21,555)	20,459	(216)	22,045	1,218	(15,609)	(5,734)	—
Transfers to intangibles (Note 17)	—	—	—	—	—	—	—	—	(59,755)	(59,755)
Deduction for sale of assets	—	(5,790)	(45,868)	(16,284)	(633)	(6,281)	(63)	—	—	(74,919)
Adjustments and/or reclassifications for cost – asset disposal	—	1,791	(3,216)	1,994	1,675	(1,729)	(806)	(23)	683	369
Depreciation charge	—	(6,664)	(81,798)	(53,306)	(8,738)	(21,642)	(47)	—	—	(172,195)
Depreciation for sales deductions	—	1,198	34,234	10,987	537	5,704	—	—	—	52,660
Adjustments and/or reclassifications for asset depreciation	—	—	1,821	(1,185)	5,248	644	5	—	—	6,533
Depreciation for transfers	—	362	22,427	(2,565)	236	(20,449)	(11)	—	—	—
Foreign currency translation effect	—	—	—	—	—	—	—	—	(1,244)	(1,244)

Net final cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531

At December 31, 2012
Cost	26,515	99,613	751,936	358,067	38,066	135,918	10,204	19,323	97,055	1,536,697
Accumulated depreciation	—	(20,728)	(311,975)	(135,669)	(19,247)	(95,494)	(53)	—	—	(583,166)

Net cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Land	Own occupied buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement units	In-transit units	Work in progress	Total
At January 1, 2013
Cost	26,515	99,613	751,936	358,067	38,066	135,918	10,204	19,323	97,055	1,536,697
Accumulated depreciation	—	(20,728)	(311,975)	(135,669)	(19,247)	(95,494)	(53)	—	—	(583,166)

Net cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531

Net initial cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531
Additions		6,713	63,155	31,445	3,419	22,061	3,537	19,585	91,450	241,365
Acquisition of subsidiary—DSD	915	624	46,125	2,973	94	1,773	—	—	—	52,504
Deconsolidation SEC and LQS	—	(1,555)	(5,187)	(119)	(382)	(158)		—	(19,108)	(26,509)
Reclassifications	147	10,184	35,627	6,193	1,108	(4,417)	(2,494)	(15,823)	(30,525)	—
Transfers to intangibles (Note 17)	—	—	(948)	—	—	—	—	—	(38,656)	(39,604)
Deduction for sale of assets	—	(2,467)	(20,432)	(19,213)	(2,579)	(2,676)		—	—	(47,367)
Transfer to held for sale assets	—		(5,706)	(15,767)			—	—	—	(21,473)
Adjustments and/or reclassifications for cost – asset disposal	—	(2,641)	(5,752)	(1,592)	(2,074)	(3,004)	(601)	(1,256)	(2,174)	(19,094)
Depreciation charge	—	(7,387)	(84,345)	(59,126)	(9,247)	(19,235)	(38)	—	—	(179,378)
Depreciation for transfers	—	(144)	(2,623)	1,746	(12)	1,010	23	—	—	—
Depreciation for sales deductions	—	1,587	14,984	11,961	2,432	1,276	—	—	—	32,240
Adjustments and/or reclassifications for cost – asset depreciation	—	542	3,787	295	2,168	2,138	—	—	—	8,930
Foreign currency translation effect	(285)	(15)	(2,102)	(111)	23	(59)	—	—	—	(2,549)

Net final cost	27,292	84,326	476,544	181,083	13,769	39,133	10,578	21,829	98,042	955,406

At December 31, 2013
Cost	27,292	110,457	856,716	361,876	37,674	149,437	10,646	21,829	98,042	1,676,779
Accumulated depreciation	—	(26,131)	(380,172)	(180,793)	(23,905)	(110,304)	(68)	—	—	(721,373)

Net cost	27,292	84,326	476,544	181,083	13,769	39,133	10,578	21,829	98,042	952,596

(All amounts are expressed in thousands of S/. unless otherwise stated)

In 2013 and 2012, additions to cost correspond to the acquisition of fixed assets under finance leases and by direct acquisition.

In 2013 the sale of fixed assets amounted to S/.20.4 million (S/.22.2 million in 2012), resulting in a profit of S/.0.7 million (profit of S/.1.2 million in 2012), which is shown in the income statement under “other income and expenses”.

The item transferred to held for sale assets amounting of S/.21.5 million corresponds to certain machinery and furniture owned by the subsidiary GyM S.A., for the execution of a project in Chile. The sale of these assets has been approved by management. The sale is expected to occur in 2014.

Depreciation on fixed assets and investment properties for the year is broken down in the income statement as follows:

	2011	2012	2013
Cost of services and goods	113,063	159,526	167,981
Administrative expenses	13,960	11,980	11,397
Capitalization to inventories	—	689	—

Total depreciation related to property, plant and equipment	127,023	172,195	179,378

(+) Depreciation related to investment property	—	1,512	1,991
(-) Capitalization to inventories	—	(689)	—

Total depreciation charged to expenses	127,023	173,018	181,369

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance leases or leaseback agreements is broken down as follows:

	December 31,
	2012	2013
Cost	621,974	480,099
Accumulated depreciation	(268,372)	(201,999)

Net cost	353,602	278,100

Property, plant and equipment amounting to S/.240.5 million (S/.444.6 million as of December 31, 2012) have been granted as guarantee of certain borrowings.

(All amounts are expressed in thousands of S/. unless otherwise stated)

17	INTANGIBLE ASSETS

The movement of intangible assets and that of their corresponding accumulated amortization, as of December 31, 2013, 2012 and 2011, is as follows:

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Costs of generated internally software and development costs	Block I and Block V	Development expenses	Land use right	Other assets	Totals
At January 1, 2011
Cost	46,904	—	365,046	6,391	8,907	96,298	3,623	13,288	—	540,457
Accumulated amortization and impairment	(21,995)	—	(180,845)	(2,467)	(4,404)	(48,154)	(3,623)	—	—	(261,488)

Net cost	24,909	—	184,201	3,924	4,503	48,144	—	13,288	—	278,969

Net initial cost	24,909	—	184,201	3,924	4,503	48,144	—	13,288	—	278,969
Additions	—	—	25,378	175	17,864	4,731	—	—	21,376	69,524
Acquisition of subsidiary – CAM (Note 31)	—	—	—	10,952	—	—	—	—	—	10,952
Transfers from work in progress (Note 16)	—	—	—	—	—	13,298	—	—	—	13,298
Impairment charge	—	—	—	—	(3,436)	—	—	—	—	(3,436)
Disposals—cost	—	—	(385)	—	—	—	—	—	—	(385)
Amortization charge	—	—	(26,902)	(2,440)	(4,400)	(17,394)	—	—	(87)	(51,223)
Disposals—amortization	—	—	98	—	—	—	—	—	—	98

Net final cost	24,909	—	182,390	12,611	14,531	48,779	—	13,288	21,289	317,797

At December 31, 2011
Cost	46,904	—	390,039	17,518	26,771	114,327	3,623	13,288	21,376	633,846
Accumulated amortization and impairment	(21,995)	—	(207,649)	(4,907)	(12,240)	(65,548)	(3,623)	—	(87)	(316,049)

Net cost	24,909	—	182,390	12,611	14,531	48,779	—	13,288	21,289	317,797

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Costs of generated internally software and development costs	Block I and Block V	Development expenses	Land use right	Other assets	Totals
At January 1, 2012
Cost	46,904	—	390,039	17,518	26,771	114,327	3,623	13,288	21,376	633,846
Accumulated amortization and impairment	(21,995)	—	(207,649)	(4,907)	(12,240)	(65,548)	(3,623)	—	(87)	(316,049)

Net cost	24,909	—	182,390	12,611	14,531	48,779	—	13,288	21,289	317,797

Net initial cost	24,909	—	182,390	12,611	14,531	48,779	—	13,288	21,289	317,797
Additions	—	—	28,406	—	3,998	4,897	—	—	1,956	39,257
Acquisition of subsidiary—Vial y Vives (Note 31)	28,944	75,845	—	23,024	—	—	—	—	—	127,813
Acquisition of subsidiary—Stracon GyM (Note 31)	13,366	—	—	9,976	—	—	—	—	—	23,342
Deductions	—	—	(263)	—	(20)	—	—	—	(13,962)	(14,245)
Transfers from work in progress (Note 16)	—	—	—	—	—	59,686	—	—	69	59,755
Disposals—cost	—	—	(537)	—	(7,654)	—	—	—	(38)	(8,229)
Amortization charge	—	(410)	(31,413)	(7,147)	(10,427)	(21,828)	—	—	(260)	(71,485)
Disposals—amortization	—	—	29	—	6,307	—	—	—	57	6,393

Net final cost	67,219	75,435	178,612	38,464	6,735	91,534	—	13,288	9,111	480,398

At December 31, 2012
Cost	89,214	75,845	417,645	50,518	23,095	178,910	3,623	13,288	9,401	861,539
Accumulated amortization and impairment	(21,995)	(410)	(239,033)	(12,054)	(16,360)	(87,376)	(3,623)	—	(290)	(381,141)

Net cost	67,219	75,435	178,612	38,464	6,735	91,534	—	13,288	9,111	480,398

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Costs of generated internally software and development costs	Block I and Block V	Development expenses	Land use right	Other assets	Totals
At January 1,2013
Cost	89,214	75,845	417,645	50,518	23,095	178,910	3,623	13,288	9,401	861,539
Accumulated amortization and impairment	(21,995)	(410)	(239,033)	(12,054)	(16,360)	(87,376)	(3,623)	—	(290)	(381,141)

Net cost	67,219	75,435	178,612	38,464	6,735	91,534	—	13,288	9,111	480,398

Net initial cost	67,219	75,435	178,612	38,464	6,735	91,534	—	13,288	9,111	480,398
Additions	—	—	14,622	—	5,106	—	—	—	4,976	24,704
Acquisition of subsidiary DSD (Note 31)	7,868	—	557	5,184	—	—	—	—	—	13,609
Deconsolidation of subsidiaries	—	—	(1,203)	—	(902)	—	—	—	(5)	(2,110)
Transfers from work in progress (Note 16)	—	—	2,122	—	290	38,622	—	—	(1,429)	39,605
Disposals—cost	—	(33)	(1,966)	(100)	(42)	(317)	—	—	(1,307)	(3,765)
Amortization charge	—	(2,458)	(18,929)	(15,472)	(7,084)	(31,236)	—	—	(2,591)	(77,770)
Disposals—amortization	—	—	(323)	—	(6)	—	—	—	322	(7)
Other adjustments	—	—	6,728	—	—	—	—	—	—	6,728

Net final cost	75,087	72,944	180,220	28,076	4,097	98,603	—	13,288	9,077	481,392

At December 31, 2013
Cost	97,082	75,812	438,505	55,602	27,547	217,215	3,623	13,288	11,636	940,310
Accumulated amortization and impairment	(21,995)	(2,868)	(258,285)	(27,526)	(23,450)	(118,612)	(3,623)	—	(2,559)	(458,918)

Net cost	75,087	72,944	180,220	28,076	4,097	98,603	—	13,288	9,077	481,392

(All amounts are expressed in thousands of S/. unless otherwise stated)

a)	Goodwill -

Management reviews the results of its businesses based on the type of economic activity carried out. Economic activities which have given rise to goodwill in the Group are construction, electro-mechanical, engineering services and the sale of IT equipment and services.

The cash-generating units belong to the following segments:

	December 31,
	2012	2013
Construction—Engineering (Note 31 a-b)	28,944	36,812
Construction—Mining services (Note 31-c)	13,366	13,366
Construction—Electromechanical	20,737	20,737
Information technology services	4,172	4,172

	67,219	75,087

Goodwill from the electromechanical engineering business corresponds to the previous acquisition in prior years of the subsidiary GMA S.A., which was later merged with subsidiary GyM S.A.

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required.

The main criteria used by the Group to determine the value in use are as follows:

	Mining construction services	Engineering construction	Electro- mechanical	IT equipment and services
2012 -
Gross margin	10.20%	29.50%	11.15%	34.92%
Growth rate	5.00%	5.00%	1.00%	1.60%
Discount rate	14.00%	12.00%	14.00%	11.00%
2013 -
Gross margin	17.00%	12.99%	10.80%	31.89%
Growth rate	3.00%	3.00%	3.00%	3.00%
Discount rate	12.00%	9.80%	9.80%	22.40%

These assumptions have been used for the analysis of each cash-generating unit (CGU) included in the operating segments for a period of 5 years and considering a recoverable residual value with no growth.

Management determines the budgeted gross margins based on past results and market development expectations. Average growth rates are consistent with those prevailing in the industry. Discount rates used are pre-tax and reflect the specific risk related to the assessed CGUs.

b)	Trademarks -

The Group acquired trademarks in a business combination process which were recognized at fair value on the acquisition date of Vial y Vives S.A.C in October 2012. Management estimated a finite useful life of 30 years. The carrying amount at December 31, 2013 amounted to S/.72.9 million (S/.75.4 million at December 31, 2012).

(All amounts are expressed in thousands of S/. unless otherwise stated)

c)	Concessions -

The intangible asset mainly includes the value attributable to the concession for the Ancón-Huacho-Pativilca road section of the Panamericana Norte highway. The intangibles arising from this concession as of December 31, 2013 mainly comprise the EPC contract for S/.109.2 million, highway improvement for S/.20.2 million and initial capitalized expenses of S/. 12.2 million (S/.117 million, S/.21.3 million and S/.13.1 million at December 31,2012 respectively). Under those contracts the Concessionaire has to construct, improve and rehabilitate the road infrastructure over the effective period of the concession.

d)	Block I and V

Through one of its subsidiaries, the Group operates and extracts oil from two fields (Block I and Block V) located in the province of Talara in northern Peru. Both fields are operated under long-term service contracts under which the Group provides hydrocarbon extraction services to Perupetro, the state oil company. Hydrocarbons extracted from each field belong to Perupetro, which in turn pays the Group a variable fee per barrel of lifted hydrocarbons, which is based on a basket of international crude prices and the level of production. The fee is paid on a monthly basis. The Group’s activities are focused on proved reserves development and production and are conducted in mature oil fields, which have been producing oil for over 100 years (in the case of Block I) and over 50 years (in the case of Block V). Such service contracts do not qualify as public service concessions, as defined by IFRIC 12. The extraction services that the Group provides and the infrastructure that it maintains are not a service that is provided to the public. Such infrastructure is not designed for public use and the services provided are exclusively for Perupetro.

As part of the Group’s obligations under the service contracts, it is required to invest in certain costs to prepare the wells located in Block I and Block V for providing oil and hydrocarbon exploration services, which are capitalized as part of the intangible asset with a carrying amount on December 31, 2013 of S/.91.8 million and S/.6.9 million, respectively (S/.82.5 million and S/.9 million at December 31, 2012, respectively). These blocks are amortized along the concession terms, which set maturity in 2021 for Block I and in 2023 for Block V.

Amortization of intangible assets -

The amortization of intangibles is distributed in the income statement as follows:

	2011	2012	2013
Cost of sales (Note 25)	44,553	60,517	66,637
Administrative expenses (Note 25)	6,670	10,968	11,133

	51,223	71,485	77,770

18	BORROWINGS

This item comprises:

	Total		Current		Non- current
	As of December 31,		As of December 31,		As of December 31,
	2012	2013	2012	2013	2012	2013
Bank loans	501,692	514,228	337,196	381,005	164,496	133,223
Finance leases	343,782	281,594	115,623	105,114	228,159	176,480

Total debt	845,474	795,822	452,819	486,119	392,655	309,703

a)	Bank loans -

As of December 31, 2013 and 2012 this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 2% and 9% in 2013 and 2012.

(All amounts are expressed in thousands of S/. unless otherwise stated)

In April 2005, the subsidiary Norvial S.A. signed with IFC and IDB, respectively, two agreements called “Loan Agreements” by which these multilateral financial institutions agree to provide financing for the engineering, construction, completion and acceptance of the works of the first stage of the Concession Agreement amounting to US$36 million (S/. 123.5 million). As of December 31, 2013, the balance of these loans amounts to S/.42.6 million (S/.47.8 million as of December 31, 2012).

Between November and December 2013, the subsidiary Concar S.A. acquired bank loans in local currency which total S/.51.2 million at December 31, 2013, to be used as working capital. These notes bear interest at fixed rates ranging from 5.6% to 6%. The maturity date of these loans is in June 2014 and has no guarantees.

In December 2013, the subsidiary GMI S.A. signed bank loans with local financial institutions, totaling S/.3.2 million and US$4.7 million (equivalent to S/.13.2 million), bearing fixed interest rates ranging between 5.45% and 7.5%. Acquired loans were used for working capital and they do not have collateral, these loans are due in March 2014.

In September 2013, the subsidiary GMP S.A. obtained a loan from Banco Continental of $8 million (equivalent to S/.21 million); the proceeds were used for working capital. This loan bears an annual interest of 4.34% and is secured by future cash flows of Lote I Project (Note 17-d).

Additionally, the subsidiary GMP maintains a loan with Citibank N.A. as per the loan agreement signed on September 19, 2008 (amended on August 29, 2012), which was applied to the financing of the construction, equipment and operating the new Gas Pariñas Plant of the subsidiary. The major amendments to the original agreement include: an increase in the financed amount to US$28 million (S/.72 million), an extension of the repayment period and a reduction of accrued interest. The guarantees given to secure this obligation are: a mortgage on the land on which the Gas Pariñas Plant has been constructed; a pledge on the equipment and assignment of the cash flows to be obtained from sales to customers (Repsol, Llama Gas, Zeta Gas and Herco). Said loan reaches maturity in August 2020, as per the new conditions agreed upon.This debt bears interest at Libor (3m) + 1.75%, if the exchange rate, at the installment payment date, remains within the range from S/.2.60 to S/.2.75 per US$1 or (ii) 1.95%, if the stated range is not maintained. In order to reduce the exposure to Libor variation, the Company signed an interest rate swap with Citibank N.A., which establishes a fixed rate of 4.80% or 5.05%, based on each of the above cases. At December 31, 2013, the balance of this loan is S/.66.4 million (S/.69.2 million as of December 31, 2012).

GyM S.A. maintains three promissory notes with local banks of US$23 million in total (equivalent to S/.64.3 million) with current maturity to use as working capital. These instruments bear interest rates between 0.91% and 2.30%.

During 2013, Viva GyM S.A. maintains bank loans and promissory notes equivalents to S/.109.3 million (S/.72.4 million at December 2012) million with local banks with interest rates between 3% and 8%, the funds were used to buy lands (Note 14) and work capital.

As of December 31, 2013, the Company maintained unused credit limits for S/.2,626 million, which expire within one year (S/.1,728 million as of December 31, 2012).

b)	Finance lease obligations -

The minimum payments to be made by maturity and present value of the finance lease obligations are as follows:

	December 31,
	2012	2013
Up to 1 year	124,709	115,698
From 1 to 5 years	255,738	193,233

	380,447	308,931
Future financial charges on finance leases	(36,665)	(27,337)

Present value of the obligations for finance lease contracts	343,782	281,594

(All amounts are expressed in thousands of S/. unless otherwise stated)

The present value of finance lease obligations is as follows:

	December 31,
	2012	2013
Up to 1 year	115,623	115,114
From 1 to 5 years	228,159	166,480

	343,782	281,594

c)	Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amount current and non-current portion		Fair value
	As of December 31,		As of December 31,
	2012	2013	2012	2013
Loans from multilateral organizations	47,815	42,599	50,567	44,384
Other loans	797,659	753,223	828,208	642,842

	845,474	795,822	878,775	687,226

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 4.1% and 8.05% (5.61% and 6.45% in 2012) and are within level 2 of the fair value hierarchy.

19	TRADE ACCOUNTS PAYABLE

This item comprises:

	December 31,
	2012	2013
Invoices payable	936,718	993,050
Notes payable	569	504

Total	937,287	993,554
Non-Current
Invoices payable	—	(2,157)

Total current	937,287	991,397

As of December 31, 2013 and 2012, invoices payable are originated primarily from the acquisition of material, supplies and services for the development of works.

20	OTHER ACCOUNTS PAYABLE

This item comprises:

	December 31,
	2012	2013
Advances received from customers	848,057	701,813
Salaries and profit sharing payable	135,137	156,455
Loans from third-parties	21,559	29,771
Deposits in guarantee	7,539	17,342
Account payable for the purchase of fixed assets	6,370	5,159
Post-retirement benefits	5,593	8,995
Unbilled services	3,841	3,807
Deferred Income	458	4,356
Other accounts payables	39,351	22,792

Carried forward:	1,067,905	950,490

(All amounts are expressed in thousands of S/. unless otherwise stated)

	December 31,
	2012	2013
Brought forward:	1,067,905	950,490
Less:
Non-current portion	(52,776)	(205,396)

Current portion	1,015,129	745,094

Advances received from customers are discounted from billing, in accordance with the terms of the agreements. These advances mainly comprise:

	December 31,
	2012	2013
Projects:
Consorcio Tren Eléctrico Lima	243,961	28,441
Consorcio Rio Mantaro	117,315	162,926
Ministerio de Transportes y Comunicaciones	67,366	—
GyM Chile SPA	63,036	51,387
Los Cipreses	53,064	—
Cora Cora	48,658	32,168
EPC Planta Minera Inmaculada	44,170	60,331
Consorcio Vial La Quinua	22,463	21,078
Los Parques del Agustino 2	22,389	—
Consorcio Rio Urubamba	15,801	8,166
Central Hidroeléctrica Machu Picchu	15,536	46,678
Chilectra S.A.	15,389	3,819
Southern Perú Cooper Corporation	14,640	—
Inversiones y Construcción GyM	13,041	—
Pezet 961	11,911	16,323
Parque Central Club Residencial	9,999	8,468
Edificio Real 8	8,372	—
Consorcio GyM Conciviles	8,307	6,882
Los Parques San Martín y Piura	7,012	9,671
Neo 10 y Real 8-9	6,539	6,535
Consorcio Vial Ipacal	6,321	4,012
Consorcio Vial Sullana	5,161	—
Los Parques de Villa El Salvador	4,809	—
Contrato Red Vial 1	4,476	14,368
Los Parques de Carabayllo	1,138	—
Los Parques de Comas	204	—
Los Parques del Agustino	384	—
Stracon GyM	—	45,670
Proyecto Especial de Transporte Nacional	—	39,125
Panorama Plaza Negocios 2	—	19,552
Centro Empresarial Leuro 2do Etapa	—	13,531
Túnel Santa Rosa II	—	12,016
Anticipos—Proyecto Barranco	—	10,108
Planta Concentradora Cerro Verde 2 Fase 1	—	9,800
Consorcio Construcciones y Montajes—CCM	—	8,005
Shougan Hierro Perú SAA	—	7,545
Construcción Planta de Cal.	—	7,228
Advances—Proyecto Navarrete	—	4,678
Advances—Consorcio Peruano de Conservación	—	4,494
Consorcio HV	—	4,452
Edelnor	—	3,389
Other projects	16,595	30,967

	848,057	701,813

(All amounts are expressed in thousands of S/. unless otherwise stated)

The amortized cost of the other short—term accounts payable is similar to their carrying amounts due the fact to the short maturity.

21	PROVISIONS

This item comprises:

	December 31,
	2012	2013
Legal claims	11,380	12,217
Contingent liabilities DSD (Note 31)	—	815
Contingent liabilities Vial y Vives (Note 31)	6,006	6,006
Contingent liabilities from CAM acquisition	35,220	21,546
Provision for well closure	4,897	4,852
Provision for maintenance obligations in concession contracts	—	3,846

	57,503	49,282
Less:
Non-current portion	(46,191)	(40,387)

Current portion	11,312	8,895

Legal claims

Legal claims as of December 31, 2013 and 2012 comprise provisions for labor-related obligations and tax claims recognized by subsidiaries GyM S.A., GMP S.A. and CAM Chile amounting to S/.5 million, S/.4 million and S/.3 million.

Provisions related to GyM S.A. comprise claims from the tax authority which have been accounted for based on management estimates of the amounts the Company would most likely be required to pay for these cases. Regarding the tax claims, due to the fact those amounts depend on the tax authority, the Group does not have an estimated timing of when these outflows will take place.

Contingent liabilities DSD

Correspond to the fair value of contingent fiscal obligations of S/.782 and employees’ contingent obligation of S/.33 of the DSD (Note 31-a).

Contingent liabilities Vial y Vives

As a result of the due diligence process, certain labor contingent liabilities were recorded for the acquisition of 74% of the outstanding shares of Vial y Vives. Each of these contingencies was assigned a probability of occurrence based on management and attorney assessments. The outflows expected outflows expected to take place in 2014 are in the amount of S/.6 million.

Contingent liabilities CAM

In 2013 the Company completed a reversal of approximately S/.13.6 million (S/.68 million in 2012) in provisions that accrued in conjunction with labor and tax contingencies identified in conjunction with the purchase price allocation related to the 2011 acquisition of CAM Chile and affiliates. Such provisions have been reversed since they expired during the year.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Provision for maintenance obligations in concession contracts

These provisions correspond to Norvial S.A., a subsidiary which has agreed to perform the conservation and maintenance the infrastructure during the extent of the Contract. This contractual obligation to maintain the infrastructure up to a specified service capacity have been recognized and measured in accordance with IAS 37, ‘Provisions, contingent assets and liabilities.

These periodic maintenance obligations depend on the use of the infrastructure, so the level of use of the road is the factor that determines the amount of the obligation and this provision is accounted for over the contract length (a 25 year term). The balance at December 31, 2013 amounts to S/.3.8 million.

Provision for well closure

In 1994 and 1995 GMP S.A. (“GMP”) contracted with Perupetro to provide hydrocarbon extraction services in Block I and Block V located in northwestern Peru. The contract states that GMP is responsible for the abandonment of the following wells:

(i)	wells drilled by GMP that have not been productive; and

(ii)	old wells that have been productive during the term of the contracts but that have mechanical problems or that no longer have oil reserves.

A preliminary estimate of the wells that should be permanently closed showed that 70 wells from Block I and 15 wells from Block V should be closed. The closure processes for both blocks started in 2013 and are scheduled to be completed in 2021 and 2023, respectively. In 2013, one well in each block was permanently closed.

As of December 31, 2013, the discounted value of the estimated provision for closure activities for the remaining 83 wells amounted to S/.4.85 million at a discount rate of 2.74% (1.78% in December, 2012).

It should be noted that there will be greater information and certainty regarding the amount of Blocks I and V wells that should be permanently closed at the end of the effective periods of the agreements.

The gross movement of other provision is broken down as follows:

Other provisions	Legal claims	Contingent liabilities from acquisitions	Provisions for the for the acquisition of CAM	Provision for well closure	Provision for periodic maintenance	Total
At January 1, 2012	6,700	24,466	102,776	—	—	133,942
Additions	4,680	—	—	4,897	—	9,577
Additions from business combinations	—	6,006	—	—	—	6,006
Reclassifications	—	(24,466)	—	—	—	(24,466)
Reversals	—	—	(67,556)	—	—	(67,556)

At December 31, 2012	11,380	6,006	35,220	4,897	—	57,503

Additions	2,039	—	—	154	12,868	15,061
Transfer from intangibles					6,728	6,728
Additions from business combinations	—	815	—	—	—	815
Reversals	(882)	—	(13,674)	—	—	(14,556)
Payments	(320)	—	—	(199)	(15,750)	(16,269)

At December 31, 2013	12,217	6,821	21,546	4,852	3,846	49,282

22	EQUITY

a)	Capital -

As of December 30, 2013 and December 31, 2012, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares (558,284,190 common shares at December 31,2012) at S/.1.00 par value each.

(All amounts are expressed in thousands of S/. unless otherwise stated)

At the General Shareholders’ Meeting held on March 30, 2012, the decision was made to capitalize retained earnings, which increased capital from S/.390,799 to S/.558,284. As a consequence of this transaction the nominal value of shares increased from S/.0.7 to S/.1.00 per share.

Subsequently, a resolution of the General Meeting on March 26, 2013, as well as agreements adopted at meetings of the Board on May 30, July 23 and August 22 of 2013, mandated the issuance of common stock through a public offering of “American Depositary Shares” (ADS’s) registered in the Securities and Exchange Commission (SEC) and NYSE, increasing the capital sum from S/.558,284 to S/.660,054.

This capital increase was carried out in two tranches as follows:

(i)	The first tranche in the amount of S/.97,674 (representing the issuance of 97,674,420 common shares issued and 19,534,884 ADS’s, therefore, at 5 shares per ADS), and,

(ii)	A second tranche in the amount of S/.4,095 representing the issuance of 4,095,180 common shares and ADS’s 819,036 (issued at 5 shares per ADS rate).

As of December 31, 2013 the Company’s capital structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage of interest
Up to 1.00	1,361	15.37
From 1.01 to 5.00	4	9.76
From 5.01 to 10.00	3	16.68
Over 10	2	58.19

	1,370	100.00

As of December 31, 2013 the year-end quoted price of the Company’s shares was S/.11.90 per share, with a trading frequency of 95.24% (quoted price of S/.9.70 per share and a trading frequency of 95% at December 31, 2012).

b)	Legal reserve -

In accordance with Peruvian Company Law, the Company’s legal reserve is formed by the transfer of 10% of the annual net profit, up to a maximum of 20% of the paid-in capital. In the absence of profits or freely available reserves, this legal reserve must be applied to offset losses but it must be replenished with the profits of subsequent years’ profit. This reserve can also be capitalized but its subsequent replenishment is equally mandatory.

c)	Issuance of shares -

At the General Shareholders’ Meeting held on March 26, 2013, and the subsequent Board of Directors’ meetings held on May 30, July 23 and August 22, 2013, the Board agreed to the issuance of common shares through a public offering of American Depositary Shares (ADS) registered with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).

In July and August 2013, the Company issued 101,769,600 new common shares, equivalent to 20,353,920 ADS in two tranches (note 21-a).

The excess of the total proceeds obtained by this transaction in comparison with the nominal value of these shares amounted to S/.1,055,488 (net of commissions and other related costs for S/.48,375 and net of tax effects for S/.9,840). This amount was recorded in the premium for issuance of shares in the consolidated statement of changes in equity.

(All amounts are expressed in thousands of S/. unless otherwise stated)

On December 31, 2013 a total of 265,877,310 shares were represented in ADS (equivalent to 53,175,462 ADS).

23	DEFERRED INCOME TAX

Deferred income tax is broken down by its estimated reversal period as follows:

	December 31,
	2012	2013
Deferred income tax asset:
Reversal expected in the following 12 months	35,574	87,635
Reversal expected after 12 months	35,504	47,886

Total deferred tax asset	71,078	135,521

Deferred income tax liability:
Reversal expected in the following 12 months	(38,464)	(98,401)
Reversal expected after 12 months	(49,978)	(39,756)

Total deferred tax liability	(88,442)	(138,157)

Deferred income tax asset (liability), net	(17,364)	(2,636)

The gross movement of the deferred income tax item is as follows:

	2011	2012	2013
Deferred income tax asset (liability), net as of January 1	(32,828)	19,908	(17,364)
Credit (charge) to income statement (Note 27)	41,795	(8,666)	5,597
Tax charged to other comprehensive income	(298)	(1,158)	(8,159)
Tax charged to equity		—	9,840
Acquisition of subsidiary (CAM)	3,869	—	—
Acquisition of subsidiary (DSD)	—	—	(1,995)
Acquisition of subsidiary (Stracon GyM)	—	(6,653)	—
Acquisition of subsidiary (Vial y Vives)	—	(20,458)	—
Deconsolidation of SEC and LQS	—	—	835
Other increases	7,370	(337)	8,610

Total as of December 31	19,908	(17,364)	(2,636)

(All amounts are expressed in thousands of S/. unless otherwise stated)

The movement of deferred tax assets and liabilities in the year, without taking into account the offsetting of balances, is as follows:

Deferred income tax liability	Non-taxable Income	Difference in depreciation rates	Fair value gains	Outstanding work in progress	Difference in depreciation rates of assets leased	Others	Total
At January 1, 2011	—	16,910	(413)	16,768	10,266	5,634	49,165
Charge (credit) to results	—	(10,452)	56	(20,686)	—	(6,040)	(37,122)
Charge (credit) to OCI	—	53	—	—	—	(873)	(820)
Acquisition of CAM (Note 30-d)	—	6,545	—	6,692	—	4,569	17,806
Other increases	—	—	—	—	—	107	107

At December 31, 2011	—	13,056	(357)	2,774	10,266	3,397	29,136

Charge (credit) to results	4,236	(2,054)	—	22,346	(1,221)	7,120	30,427
Charge (credit) to OCI	—	—	—	—	—	(612)	(612)
Acquisition of Stracon GyM (Note 30-c)	—	2,181	—	4,472	—	—	6,653
Acquisition of Vial y Vives (Note 30-b)	—	236	17,152	—	—	3,605	20,993
Other increases	—	—	—	—	—	1,568	1,568

At December 31, 2012	4,236	13,419	16,795	29,592	9,045	15,078	88,165

Charge (credit) to results	9,954	(270)	34	38,448	(50)	4,461	52,577
Charge (credit) to OCI	—	—	8,169	—	—	1,520	9,689
Acquisition of DSD (Note 30-a)	—	1,148	3,873	—	—	(834)	4,187
Other increases	—	(1,176)	(1,410)	18,734	1,505	(16,596)	1,057

At December 31, 2013	14,190	13,121	27,461	86,774	10,500	3,629	155,675

(All amounts are expressed in thousands of S/. unless otherwise stated)

Deferred income tax asset	Provisions	Accelerated tax depreciation	Tax losses	Outstanding work in progress	Provision for vacations unpaid	Others	Total
At January 1, 2011	1,732	4,919	6,809	—	1,322	1,555	16,337
Credit (charge) to results	4,695	1,918	(4,883)	737	53	2,153	4,673
Credit (charge) to OCI	1,742	(659)	—	—	—	28	1,111
Acquisition of CAM (Note 30-d)	14,545	—	2,074	—	—	5,056	21,675
Other increases	—	—	—	—	—	5,248	5,248

At December 31, 2011	22,714	6,178	4,000	737	1,375	14,040	49,044

Credit (charge) to results	(6,656)	6,529	13,936	13,456	1,506	(7,010)	21,761
Credit (charge) to OCI	—	—	—	—	—	(1,768)	(1,768)
Acquisition of Vial y Vives (Note 30-b)	535	—	—	—	—	—	535
Other increases	134	299	—	—	55	741	1,229

At December 31, 2012	16,727	13,006	17,936	14,193	2,936	6,003	70,801

Credit (charge) to results	3,788	(6,499)	23,544	33,242	1,984	2,115	58,174
Charge (credit) to OCI	1,530	—	—	—	—		1,530
Credit (charge) to equity (Note 21-c)	—	—	9,840	—	—	—	9,840
Acquisition of DSD (Note 30-a)	—	—	—	966	684	542	2,192
Other increases	1,842	1,836	1,560	3,244	1,690	330	10,502

At December 31, 2013	23,887	8,343	52,880	51,645	7,294	8,990	153,039

(All amounts are expressed in thousands of S/. unless otherwise stated)

As of December 31, 2013, total tax losses amounted to S/.213 million (which S/.57.4 million are expected to be applied in 2014, S/.65.4 million in 2015 and the remaining balance in the following periods (S/.93 million in 2012, of which S/.12.5 million are expected to be applied in 2013, S/.18.7 million in 2014 and the remaining balance in the following periods.

24	WORKERS’ PROFIT SHARING

As established under current legislation, profit sharing plans of Graña y Montero S.A.A., consortiums and local subsidiaries is 5% of the net income. This share is deductible for the purposes of income tax calculation.

In the case of the Dominican Republic, the profit sharing plan rate is 10%. In the specific case of Chile, profit sharing plans are a component of remuneration and not a determined percentage of profit. In Brazil and Colombia profit sharing plans are not required by law.

In 2013, profit sharing plans amounted to S/.16 million (S/.22.7 million and S/.23.6 million in 2012 and 2011 respectively).

The distribution of profit sharing plans in the income statement as of December 31 is as follows:

	2011	2012	2013
Cost of sales	19,134	18,633	12,990
Administrative expenses	4,431	4,088	3,060

Total at December 31	23,565	22,721	16,050

25	EXPENSES BY NATURE

For the years ending December 31, this item is made up of the following:

	Cost of services and goods	Adminis- trative expenses	Total
2011:
Purchase of goods	28,468	—	28,468
Personnel charges	1,056,356	114,267	1,170,623
Services provided by third-parties	1,379,555	40,730	1,420,285
Taxes	4,190	191	4,381
Other management charges	233,549	23,764	257,313
Depreciation	113,063	13,960	127,023
Amortization	44,553	6,670	51,223
Variation of inventories	749,783	—	749,783

	3,609,517	199,582	3,809,099

2012:
Purchase of goods	252,186	—	252,186
Personnel charges	1,458,715	125,558	1,584,273
Services provided by third-parties	1,389,371	51,378	1,440,749
Taxes	7,238	863	8,101
Other management charges	292,740	52,425	345,165
Depreciation	159,526	13,492	173,018
Amortization	60,517	10,968	71,485
Impairment (inventories and accounts receivable)	11,192	2,496	13,688
Variation of inventories	888,334	—	888,334

	4,519,819	257,180	4,776,999

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Costs of services and goods	Adminis- trative expenses	Total
2013:
Purchase of goods	212,819	—	212,819
Personnel charges	1,527,148	169,469	1,696,617
Services provided by third-parties	1,520,254	93,667	1,613,921
Taxes	8,930	614	9,544
Other management charges	533,544	72,413	605,957
Depreciation	167,981	13,388	181,369
Amortization	66,637	11,133	77,770
Impairment of inventories and accounts receivables	2,349	764	3,113
Variation of inventories	922,992	344	923,336

	4,962,654	361,792	5,324,446

26	FINANCIAL INCOME AND EXPENSES

For the years ending December 31 these items included the following:

	2011	2012	2013
Financial income:
Interest on loans granted to related parties	875	3,005	113
Interest on short-term bank deposits	8,749	2,007	5,230
Interest on loans	1,470	14,644	15,497
Income from reimbursement of performance bond	1,108	968	783
Commissions and guarantees	626	290	2,053
Interest on third-party loans	—	350	874
Exchange difference gains	165,534	263,669	430,650
Derivative financial instruments	—	12,745	13,972
Other	3,943	2,711	1,831

	182,305	300,389	471,003

Financial expenses:
Interest expense:
- Interests to related parties	—	—	500
- Bank loans	8,636	25,897	40,000
- Finance lease	8,476	19,119	14,164
- Multilateral loans	7,086	6,422	4,975
- Commissions and guarantees	—	—	5,155
- Third party loans	—	1,333	895
Derivative financial instruments	2,131	14,763	15,903
Expense from exchange losses	163,657	242,543	501,068
Other financial expenses	6,912	5,375	6,840
Less capitalized interest	(8,442)	(4,780)	(6,048)

	188,456	310,672	583,452

27	OTHER INCOME AND EXPENSES

Most of the other income is related to the reversal of provisions that were recognized in 2011 for the business combination with CAM. At the acquisition date of CAM (Note 31-d), as part of the purchase price allocation process and based on external lawyers reports, we accounted for S/.102.7 million for contingent liabilities mainly related to labor and tax issues considered as possible and probable as stated by IAS 37, which have expiration dates according to legal requirements between 2012 and 2016.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The amount recognized as other income and expenses mainly corresponds to the reversal amounted to S/.13.6 million (S/.68 million and S/.3,616 in 2012 and 2011, respectively); this primarily reflects the liabilities that expired according to the each countries laws during the year, 2012 and 2013.

In 2013 it amounted to S/.13.6 million related to labor-related and tax contingencies of Brazil, Chile and Peru for S/.9 million, S/.4 million and S/.0.6 million respectively.

In 2012 it amounted to S/.68 million, related to labor-related and tax contingencies for S/.40 million (from Brazil and Colombia for S/.32 million and S/.8 million, respectively) and trade liabilities amounting to S/.28 million. The probability of payment became remote throughout the course of the years 2012 and 2013, as the statute of limitations for such issues expired.

28	INCOME TAX EXPENSES

a)	In accordance with current legislation, each Company in the Group is individually subject to the taxes applicable to it. Management considers that it has determined the taxable income under general income tax laws in accordance with the current tax legislation of each country.

b)	The income tax expense shown in the consolidated income statement comprises:

	2011	2012	2013
Current tax:
- Current tax on profit of the year	183,242	145,909	188,027
Deferred tax:
- Generation and reversal of temporary differences (Note 23)	(41,795)	8,666	(5,597)

Income tax expense	141,447	154,575	182,430

c)	The Group’s income tax on profit before taxes differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit of the consolidated companies, as follows:

	2011	2012	2013
Profit before income tax	477,645	520,826	595,005

Income tax by applying local applicable tax rates on profit generated in the respective countries	143,294	156,248	211,341
Tax effect on:
- Non-taxable income	(67,353)	(11,550)	(39,494)
- Associates net profit	—	—	(9,348)
- Non-deductible expenses	65,506	19,756	24,160
- Prior year adjustment	—	(7,432)	104
- Others	—	(2,447)	(4,333)

Income tax charge	141,447	154,575	182,430

d)

Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years—from January 1 of the year after the date when the tax returns are filed (years subject to examination). Therefore, years 2009 through 2013 are subject to examination by the tax authorities. Since differences may arise over the interpretation by the tax authorities of the regulations applicable to the Company, it is not possible at present to estimate if any additional tax liabilities will arise as a result of any eventual examinations. Any additional tax, fines and interest, if they occur, will be recognized in the results of the period when such differences with the tax authorities are resolved. Management considers that no significant liabilities will arise as a result of these possible tax examinations. Additionally, income tax returns

(All amounts are expressed in thousands of S/. unless otherwise stated)

for fiscal years 2010 to 2012 and those to be filed for fiscal year 2013 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns have been filed.

e)	As established under regulations in force in Peru, for purposes of determining income tax and the general sales tax, transfer pricing must be taken into account for operations with related parties and/or tax havens, which must have documentation and information supporting the methods and valuation criteria applied in their determination. Peruvian tax authorities are entitled to request such information from the taxpayer.

f)	Temporary tax on net assets -

The temporary tax on net assets is applied by the companies which operate in Peru, to third category income generators subject to the Peruvian Income Tax General Regime. Effective in the year 2012, the tax rate is 0.4%, applicable to the amount of the net assets exceeding S/.1 million.

The amount effectively paid may be used as a credit against payments on account of income tax under the General Regime or against the provisional tax payment of the income tax of the related period.

g)	The weighted-average tax rate was 30.70% (29.68% in 2012). The increase in the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

29	ACCUMULATED OTHER COMPRENHENSIVE INCOME

Accumulated other comprehensive income is composed of the fair value of the variable-fixed interest rate hedge signed by GMP S.A., foreign currency translation adjustment related to foreign subsidiaries and the fair value of available for sale assets. These movements are shown net of income tax, except for the translation adjustment.

The analysis of the movement is as follows:

	Cash flow hedge	Translation adjustment	Increase in fair value of available-for sale assets	Total
At January 1, 2011	(4,108)	(382)	7,460	2,970
Additions *	943	(3,940)	—	(2,997)
Tax effects *	(283)	—	—	(283)

At December 31, 2011	(3,448)	(4,322)	7,460	(310)

Additions *	(3,216)	(1,155)	—	(4,371)
Tax effects *	965	—	—	965

At December 31, 2012	(5,699)	(5,477)	7,460	(3,716)

Additions *	5,066	(467)	27,229	31,828
Tax effects *	(1,520)	—	(8,169)	(9,689)

At December 31, 2013	(2,153)	(5,944)	26,520	18,423

(All amounts are expressed in thousands of S/. unless otherwise stated)

(*)	Amounts in the table above represent only amounts attributable to the Company’s controlling interest net of taxes. Below is the movement in Other Comprehensive Income for each year:

	2011	2012	2013
Controlling interest	(3,280)	(3,406)	22,139
Non-controlling interest	35	(982)	(2,232)
Adjustment for actuarial gains and losses, net of tax	—	(3,678)	(4,591)

Total value in OCI	(3,245)	(8,066)	15,316

30	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of December 31, 2013 the Group presents the following contingencies:

a)	Tax contingencies -

During the course of 2013, Graña y Montero S.A.A. was subject to a tax audit for fiscal 2010, 2011 and 2012. At the time of the issuance of the financial statements the Peruvian tax authorities (SUNAT) have not issued a resolutions of determination or penalties against the Company.

During the course of 2012, Graña y Montero S.A.A. was subject to tax audit for fiscal 2007, 2008 and 2009. As a result of this tax records examination, the Peruvian tax authorities (SUNAT) have issued resolutions of determination and penalties against which the Company has filed the respective appeals, which are pending resolution and the outcome of which Management and legal counsel consider will be favorable.

As a result of this tax examination for the years 1999 and 2001 of the subsidiary GyM S.A., the SUNAT has issued resolutions of determination and penalties totaling S/.29 million.

The Company has made a provision for S/.5 million which is the best estimate of the expected future expenses to be incurred any potential tax contingency which is recognized in the account “Other provisions”. Management believes that the outcome of the remaining court actions will be favorable, based on the analysis of their characteristics, which was performed by its legal counsel.

b)	Other contingencies -

As of December 31, 2013, civil court actions have been brought against the Company mainly relating to claims of Municipalities in respect of work execution with no municipal authorization and failure to pay municipal rights for S/.2.7 million (S/.4.7 million in 2012).

Also, similar actions have been brought against jointly-controlled businesses in which the Company has an interest, mainly relating to work executed without the respective municipal authorization; these actions total approximately S/.0.7 million (S/.0.8 million in 2012).

Management believes that the court actions mentioned above will be declared will be declared without merit, and therefore, no liabilities will arise in addition to those already paid as of December 31, 2013.

In February 2003 the Company was served notice of General Management Resolution No.004-2003-GG-OSITRAN issued by the Peruvian regulator of infrastructure and public transport investment—(OSITRAN) by which payment of S/.250 plus interest was ordered on the grounds of alleged withholdings of the Transport Fund (Fondo Vial) by the Company. To date, the Company has challenged the decision and the hearing date remains to be set by the Administrative Court. Management considers that the outcome of this claim will be favorable to the Company and will not affect future financial results.

(All amounts are expressed in thousands of S/. unless otherwise stated)

c)	Commitments and Guarantees

As of December 31, 2013, the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$83 million and S/.3.8 million.

31	BUSINESS COMBINATIONS

a)	Acquisition of DSD Construcciones y Montajes S.A. (DSD)

In August 2013, through the subsidiaries GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p.A., the Group acquired control of DSD with the purchase of 85.95% of its equity shares. DSD is an entity domiciled in Chile whose main economic activity is the execution of electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants.

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as mining and energy.

The following tables summarize the consideration paid for DSD and the preliminary determination of fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

	S/.000	US$000
Cash and cash equivalents	15,530	5,562
Trade accounts receivable	74,502	26,684
Accounts receivable from related entities	6,605	2,366
Prepaid expenses	1,032	369
Investments	2,608	935
Property, plant and equipment	52,504	18,805
Intangibles	5,741	2,056
Deferred income tax	2,192	785
Trade accounts payable	(5,328)	(1,908)
Other accounts payable	(38,679)	(13,854)
Contingent liability	(815)	(292)
Deferred income tax	(4,187)	(1,500)

Fair value of net assets	111,705	40,008

Non-controlling interest (14.05%)	(15,701)	(5,624)
Goodwill	7,868	2,802

Total paid for acquisition	103,872	37,186

Cash payment for the acquisition	103,872	37,186
Cash and cash equivalent of the acquired subsidiary	(15,530)	(5,562)

Direct cash outflow from acquisition	88,342	31,624

Acquisition related costs of S/.0.65 million have been charged to administrative expenses in the consolidated income statement for the year ended 31 December 2013.

Revenue and profit generated for the period between the date of acquisition to December 31, 2013 were S/.82.97 million and S.8.3 million, respectively.

If DSD Construcciones y Montajes S.A. would have been consolidated since January 1, 2013, the revenue and profit generated would have been S/.182.68 million and S/.10.15 million, respectively.

(All amounts are expressed in thousands of S/. unless otherwise stated)

b)	Acquisition of Vial y Vives

In October 2012, the Group’s subsidiary GyM S.A. acquired 74% of equity shares in Vial y Vives S.A.C., an entity based in Chile, which is mainly engaged in carrying out activities related to construction, engineering works, civil work projects and electromechanical assemblies, architecture, installations. This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as mining and energy.

During the period of twelve months after the acquisition date the Group reassessed the purchase price allocation from the acquisition of Vial y Vives S.A.C. which was made in October, 2012 and reallocated the amount of S/.24.7 million from goodwill (net of tax impact of S/.6.3 million and non-controlling interest of S/.6.4 million) to fixed assets, other accounts receivable and contingent liabilities in the amounts of S/.15.4 million, S/.16.8 million and S/.5.1 million respectively. This effect corresponds to the measurement period adjustment of the preliminary fair value assigned to the assets and liabilities acquired.

The price paid by GyM for the acquisition of Vial y Vives amounted to US$55.6 million (equivalent to S/.142 million) and resulted in the recognition of goodwill for S/.28.9 million, at the acquisition date, which is detailed as follows:

	Previous reported		Revised
	S/.000	US$000	S/.000	US$000
Cash and cash equivalents	10,445	4,094	10,445	4,094
Marketable securities	61,664	24,172	61,664	24,173
Trade accounts receivable, net	10,862	4,258	10,862	4,258
Other accounts receivable	4,002	1,569	20,765	8,140
Inventories	2,182	855	2,182	855
Prepaid expenses	1,020	400	1,020	400
Property, plant and equipment	23,746	9,309	39,184	15,360
Intangibles (“Order Backlog” and Brand)	98,869	38,757	98,869	38,757
Investments	15,128	5,930	15,128	5,930
Deferred income tax	535	210	535	210
Accounts payable from related parties	(9,550)	(3,744)	(9,550)	(3,744)
Trade accounts payable	(3,806)	(1,492)	(3,806)	(1,492)
Other accounts payable	(17,115)	(6,709)	(17,115)	(6,709)
Provisions	(4,965)	(1,946)	(4,965)	(1,946)
Advances from clients	(47,085)	(18,457)	(47,086)	(18,457)
Contingent liabilities	(11,130)	(4,363)	(6,006)	(2,355)
Deferred income tax liability	(14,730)	(5,774)	(20,993)	(8,229)

Fair value of net assets	120,072	47,069	151,133	59,245

Non-controlling interest (26.42%)	(31,757)	(12,449)	(38,108)	(14,792)
Goodwill	53,654	21,033	28,944	11,200

Total paid for acquisition	141,969	55,653	141,969	55,653

Cash payment for the acquisition	141,969	55,653	141,969	55,653
Cash and cash equivalent of the acquired subsidiary	(10,445)	(4,094)	(10,445)	(4,094)

Direct cash outflow from acquisition	131,524	51,559	131,524	51,559

The cash payment for the acquisition comprises an indemnification asset of S/.6,006 which was deposited in an escrow account to compensate any future disbursements related to contingent liabilities acquired with the business combination.

The income and the profit generated for the period from the acquisition date to December 31, 2012 amounted to S/.23.9 million and S/.1.7 million, respectively.

If Vial y Vives had been consolidated from January 1, 2012, the income generated would have been S/.59.6 million and S/.7.9 million, respectively.

(All amounts are expressed in thousands of S/. unless otherwise stated)

c)	Acquisition of Stracon GyM -

On March 1, 2012 GyM obtained control over certain business which it carry jointly with an entity called Stracon S.A.C. (hereinafter Stracon), as well as the control over certain interests owned by Stracon both individually and with other partners.

This acquisition was made effective through an entity that GyM and Stracon formed for this purpose. In fact, both entities established Stracon GyM S.A. (hereinafter Stracon-GyM), over which GyM exercises control and to which both the above-mentioned companies contributed with equity packages comprising various assets and liabilities associated with the mining industry.

This acquisition is part of the Group’s strategy to group in one single entity all businesses related to the mining industry, including existing businesses that were conducted jointly with Stracon, own business, and businesses owned by Stracon conducted with third parties. This strategy is intended to generate synergies, economies of scale and tax efficiencies from the integration of the mining-related businesses and taking advantage of the individual experience of both entities now conducting this restructured business.

The structure of this transaction consisted of transactions made by both entities to obtain a certain percentage of interest in Stracon-GyM, and an additional contribution of GyM. As a result of the several contributions that each party engages to make, the share capital structure of Stracon-GyM was attributed to shareholders as follows: 74.15% to GyM and 25.85% to Stracon. GyM has control over the overall operation and it applies IFRS 3 to account for this transaction.

The consideration paid by GyM for the purchase of Stracon—GyM is comprised of the book value of net assets transferred in an amount equal to S/.24.9 million plus a cash amount for a total of US$16.4 million (in aggregate equivalent to S/.42 million; see Note 5-d) and resulting in the recognition of goodwill of S/.13.4 million at the acquisition date, is a follows:

	S/.000	US$000
Cash and cash equivalents	885	347
Trade accounts receivable, net	120,184	47,131
Other accounts receivable	3,862	1,515
Inventories	16,674	6,539
Prepaid expenses	24	9
Property, plant and equipment	206,153	80,844
Intangibles (“Order Backlog” and customer relationships)	9,976	3,912
Deferred income tax assets	674	264
Other assets	36	14
Financial obligations	(64,058)	(25,121)
Trade accounts payable	(39,267)	(15,399)
Accounts payable to related parties	(81,820)	(32,086)
Other accounts payable	(1,316)	(516)
long-term liabilities	(126,202)	(49,491)
Deferred income tax liability	(7,327)	(2,873)

Fair value of net assets	38,478	15,089

Non-controlling interest (25.85%)	(9,947)	(3,901)
Goodwill	13,366	5,242

Consideration given for the acquisition)	41,897	16,430
Net assets transferred	(24,994)	(9,802)

	16,903	6,628
Cash paid in 2011	13,894	5,448
Cash paid in 2012	3,009	1,180
Cash and cash equivalent of the acquired subsidiary	(885)	(347)

Direct cash outflow from acquisition	2,124	833

(All amounts are expressed in thousands of S/. unless otherwise stated)

The following table provides a breakdown of the book value of assets and liabilities transferred in connection with the acquisition of Stracon-GyM:

Details of Assets and Liabilities Transferred

S/.000
Trade accounts receivable	55,545
Accounts receivable from related parties	27,880
Inventories	12,318
Machinery and equipment	139,248
Other accounts receivable	19,155

Total assets	254,146

Trade accounts payable	28,564
Accounts payable to related parties	56,063
Borrowings	141,430
Other accounts payable	3,095

Total liabilities	229,152

Book value of net assets transferred	24,994

d)	Acquisition of Compañía América de Multiservicios Limitada—CAM -

On January 19, 2011, CAM Holding SPA and Inversiones y Construcción GyM Limitada, two subsidiaries created by the Group to carry out this transaction, signed an agreement of “Assignment of Capital Stock” with Enersis S.A. and Chilectra S.A. (the “selling parties”) to transfer their respective holdings of 99.958802% and 0.041197%, respectively, in the capital stock of Compañía América de Multiservicios Limitada—CAM (hereinafter CAM). As consideration, Group subsidiaries paid the sellers an initial price of US$20.2 million, subject to adjustments based on several variables, such as changes in equity of CAM between the date the price was set and the date the transaction was executed.

CAM is en entity based in Chile and formed in 1998 with three business units: energy consumption measurement, implementation of electric power work and logistical services, that are provided directly or through subsidiaries operating in 5 countries in South America (Chile, Argentina, Brazil, Peru and Colombia).

On February 24, 2011, the CAM purchase transaction was closed. Immediately following the closing, the Company sold to a partner 25% of the capital stock of CAM under the same terms and conditions under which it was acquired. The partner paid US$5.0 million for the 25% interest. The final purchase price paid by the Group was reduced by both the effect of the incoming partner, as well as certain seller adjustments to the final purchase price. Taking into account these adjustments, the price paid by the Group for the 75% interest in CAM’s capital was US$10.8 million.

This purchase was a part of the Group’s strategy to position its investments in Chile, and enter into profitable business segments to generate growth for the Group.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The Group distributed the price paid based on the fair values of the assets acquired and liabilities assumed on February 24, 2011, the date of acquisition. A breakdown of this calculation is shown as follows:

	S/.000	US$000
Fair value of assets and liabilities of CAM:
Cash and cash equivalents	60,675	22,497
Trade and other accounts receivable	220,783	81,862
Inventories	57,150	21,190
Other accounts receivable	20,311	7,531
Long-term trade accounts receivable	27,696	10,269
Property, plant and equipment	73,156	27,125
Intangibles (“Order Backlog”)	10,952	4,061
Deferred income tax	21,675	8,037
Other assets	13,010	4,824
Short- and long-term loans	(35,781)	(13,267)
Trade and other accounts payable	(155,464)	(57,643)
Contingent liabilities	(24,466)	(9,072)
Provisions	(102,776)	(38,107)
Deferred income	(12,946)	(4,800)
Other accounts payable	(15,076)	(5,410)
Long-term trade accounts payable	(29,675)	(11,003)
Deferred income tax liability	(17,806)	(6,602)
Other long-term liabilities	(12,529)	(4,645)

Fair value of net assets	98,889	36,847

Non-controlling interest (25%) (*)	(24,722)	(9,167)
Gain on acquisition	(45,152)	(16,742)

Total paid for purchase	29,015	10,938

Cash payment for the acquisition	29,015	10,938
Cash and cash equivalent of the acquired subsidiary	(60,675)	(22,497)

Direct cash inflow from acquisition	(31,660)	(11,559)

(*)	Non-controlling interest was determined as the proportion of assets acquired and liabilities assumed from CAM.

This acquisition has generated a gain of S/.45.2 million which resulted in, as established by IFRS 3, a review of the values initially attributed to assets and liabilities of the acquired entity. As of the date of the financial statements, the Group completed its review and in accordance with Note 4.2, concluded its distribution process of the amount paid for the purchase and accordingly, it recognized this gain in the income statement under “Business combination gain”.

The contribution of CAM to the income and profit of the Group from February 24 to December 31, 2011 amounts to S/.466.7 million and S/.29.4 million, respectively. If CAM had been consolidated as from January 1, 2011, income and profit would have been S/.558.2 million and S/.21 million, respectively.

32	DIVIDENDS

At the General Shareholders’ meeting held on March 26, 2013, it was agreed to distribute dividends amounting to S/.86,986.2 (S/.0.156 per share), which correspond to the profits of 2012.

At the General Shareholders’ meeting held on March 30, 2012, it was agreed to distribute dividends amounting to S/.86,722.4 (S/.0.156 per share), which correspond to the profits for the year 2011.

At the General Shareholders’ meeting held on March 30, 2011, it was agreed to distribute dividends amounting to S/.55,015.9 (S/.0.098 per share), which correspond to the profits for the year 2010.

(All amounts are expressed in thousands of S/. unless otherwise stated)

A dividend of S/.0.169 per share, amounting to S/.111,888,104, will be submitted to the Annual General Shareholders’ meeting which will be held on March 28, 2014. The financial statements do not reflect these dividends payable.

33	EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the net profit of the period attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the year. No diluted earnings per common share were calculated because there are no common or investment shares with potential dilutive effects (i.e., financial instruments or agreements that give the right to obtain common or investment shares); therefore, it is equal to basic earnings per share. The basic earnings per share are broken down as follows:

	2011	2012	2013
Profit attributable to the controlling interest in the Company	289,076	289,954	320,363

Weighted average number of shares in issue at S/.1.00 each, at December 31, 2013 and 2012 and S/.0.7 each at December 31, 2011)	558,284,190	558,284,190	600,346,925

Basic and diluted earnings per share (in S/.)	0.518	0.519	0.534

34	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)	Acquisition of an additional interest in certain subsidiaries

i)	In 2013, the Company acquired additional shares of Ingeniería y Contrucción Vial y Vives S.A., GMD S.A., Viva GyM S.A., and Concar S.A. representing the 6.4%;0.47%;0.13% and 0.18% of their corresponding issued shares. The carrying amount of the non-controlling interests in such subsidiaries was S/.9,528 and the purchase consideration was S/.12,433. The Group derecognized non-controlling interest and accounted a decrease in equity attributable to owners of the Parent of S/.2,905.

ii)	In 2013, the Company acquired an additional 16.9% of the outstanding shares of Norvial S.A from the former shareholder Besco S.A. at sales price of S/.51,435. The carrying amount of the no-controlling interests at the acquisition date was S/.19,729. The Group derecognized its non-controlling interest and recorded a decrease in equity attributable to owners of the Parent of S/.31,706.

iii)	In May 2012, the Company acquired the remaining 26.99% of the shares issued of Survial S.A. at a sales price of S/.4,393. The Group now holds 99.99% of the total share capital of Survial S.A. The carrying amount of the Group’s non-controlling interests at the acquisition date was S/.4,757. The Group derecognized these non-controlling interests for S/.4,757 and recorded a decrease in capital attributable to parent owners of S/.364.

The effect of these changes is broken down as follows:

	December 31,
	2012	2013
Carrying amount of acquired non-controlling interest	4,757	29,257
Consideration paid to non-controlling interest	(4,393)	(63,868)

Lower (higher) consideration paid attributable to the Company’s controllers	364	(34,611)

(All amounts are expressed in thousands of S/. unless otherwise stated)

b)	Disposal of interests in subsidiary without loss of control

In January 2012, the Company sold 0.17% (S/.708) of its total interest of 93.84% held in GyM S.A. for S/.555. The carrying amount of the non-controlling interest in GyM S.A. at the disposal date was S/.25,682 (that is, 6.16% interest).

In January 2012, the Company sold 0.40% (S/.194) of its total interest of 99.97% held in Concar S.A. for S/.638. The carrying amount of the non-controlling interest in Concar S.A. at the disposal date was S/.14.5 (that is, 0.03% interest).

The effect of the changes in the interests held by GyM S.A. and Concar S.A. in the share capital attributable to the Company’s controllers is broken down as follows:

At December
31, 2012
Carrying amount of non-controlling interest sold	(902)
Consideration received from non-controlling interests	1,193

Increase in equity of the Company’s controllers	291

There were no transactions with non-controlling interest in 2011.

c)	Effects of transactions with non-controlling interests on equity attributable to Parent owners for the year ended December 31, 2012 and 2013

	December 31,
	2012	2013
Changes in equity attributable to Company controllers arising from:
Acquisition of additional interest in subsidiary	364	(34,611)
Disposal of interest in a subsidiary without loss of control	291	—

Decrease in equity of the Company controllers	655	(34,611)

d)	Contributions of non-controlling shareholders

Comprising the contributions made by the partners of subsidiary Viva GyM S.A. for their real estate projects. At December 31 the amounts contributed were the following:

	2011	2012	2013
Contributions	—	30,224	59,387
Returns of contributions	(13,328)	(4,128)	(24,613)

Increase in equity of non-controlling interest	(13,328)	26,096)	34,774

Contribution returns mainly correspond to profit attributable to the party for the housing project El Agustino I, which has been completed and most of the apartments have been delivered to the customers.

e)	Deconsolidation of subsidiaries

In 2013 the Group assessed its interests in Concesión La Chira S.A. and Logistica Quimica del Sur S.A.C (LQS) concessions, which were considered as subsidiaries during the prior fiscal year, and determined that such concessions comprise a joint operation and joint venture, respectively according to IFRS 11. At December 31, 2013, consolidated assets and liabilities were returned as well as the corresponding non-controlling interest which amounted to S/.12,535 for La Chira and S/.6,842 for LQS

(All amounts are expressed in thousands of S/. unless otherwise stated)

f)	Debt capitalization -

Comprising the capitalization of debt arising from obligations made by Stracon GyM with its investors, GyM and Stracon S.A.C., and amounted to S/.12.2 million in 2012.

g)	Dividends

At December 31, 2013, 2012 and 2011 dividends were distributed for S/.51.8 million, S/.37.5 million and S/.14.9 million, respectively.

35	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Norvial S.A. obtained on January 23, 2014 a short term loan with Banco de Crédito for an amount of up to S/.150 million, which is guaranteed by its shareholders. The first disbursement for S/.50 million was used to prepay the loan (including the associated prepayment costs) that this subsidiary maintained with the Interamerican Development Bank (IDB) and the International Finance Corporation (IFC) on January 27, 2014. In addition, the short term loan will be used to finance the start of construction of the second stage of the concession pursuant to the obligatory investments that Norvial must execute. It is expected that the short term loan will be repaid with the project financing that will be structured during 2014.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Supplementary Data (Unaudited)

Oil and Gas Producing Activities

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 932, “Extractive Activities-Oil and Gas,” and regulations of the U.S. Securities and Exchange Commission (SEC), the Company has included certain supplemental disclosures about its oil and gas exploration and production operations.

A. Reserve Quantity Information

Graña y Montero Petrolera S.A. net proved reserves in the fields in which they operate and changes in those reserves for operations are disclosed below. The net proved reserves represent best estimate of proved oil and natural gas reserves. For, 2013 reserve estimates have been evaluated by our Technical Staff (reservoir engineers and geoscience professionals) and submitted to our Reserve Development Committee. The estimates for all years presented conform to the definitions found in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

Proved oil reserves are those quantities of oil, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible, based on prices used to estimate reserves, from a given date forward from known reservoirs, and under existing economic conditions, operating methods, and government regulation prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.

The term “reasonable certainty” implies a high degree of confidence that the quantities of oil actually recovered will equal or exceed the estimate. To achieve reasonable certainty, the Company’s engineers and independent petroleum consultants relied on technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used to estimate the Company’s proved reserves include, but are not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information and property ownership interests.

PROVED RESERVES (1)

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed and undeveloped reserves, December 31, 2011	4,710	18,445	4,710	18,445
Revisions of previous estimates	-186	3,483	-186	3,483
Improved recovery	0	0	0	0
Purchases	0	0	0	0
Extensions and discoveries	0	0	0	0
Production	-513	-2,013	-513	-2,013
Sales in place	0	0	0	0

Proved developed and undeveloped reserves, December 31, 2012	4,011	19,916	4,011	19,916
Revisions of previous estimates	227	-3,264	227	-3,264
Improved recovery	0	0	0	0
Purchases	0	0	0	0
Extensions and discoveries	0	0	0	0
Production	-485	-2,446	-485	-2,446
Sales in place	0	0	0	0

Proved developed and undeveloped reserves, December 31, 2013	4,266	14,205	4,266	14,205

(1)	Proved reserves estimated in oil and gas properties located in Block I and V (Talara) under two service contracts with Petroperu S.A. The rights to produce hydrocarbons expire in December 2021 for Block I and October 2023 for Block V. The proved reserves estimated in this report constitute all of the proved reserves under contracts by Graña y Montero Petrolera S.A.

(All amounts are expressed in thousands of S/. unless otherwise stated)

(2)	The revisions in reserve estimates are based on new information obtained as a result of drilling activities and workovers. The principal factors affecting the revisions to the reserves estimates are changes in the historical relation between crude oil and natural gas found in our productive wells as well as changes in our drilling activities program and workovers, based on geological and engineering studies undertaken. In 2010 and 2011, the decreases in crude oil estimates were principally due to changes in well production. In 2012, the decrease in crude oil reserves estimates was principally due to changes in the drilling activities program (elimination of four drilling locations in Block V). During, 2013 crude oil reserves increased due to new drilling locations, mainly in Block I, as a result of geological and engineering studies conducted throughout the year. During 2010, 2011 and 2012, natural gas reserves estimates increased as a result of the higher natural gas/crude oil relationship in the wells drilled over the last years. In 2013, natural gas reserves decreased as a result of reviews of production behavior of wells (lower natural gas/crude oil relationship)

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2010

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	3,388	8,588	3,388	8,588
End of year	3,389	9,470	3,389	9,470

Proved undeveloped reserves
Beginning of year	2,790	10,339	2,790	10,339
End of year	1,831	9,558	1,831	9,558

(All amounts are expressed in thousands of S/. unless otherwise stated)

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2011

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	3,389	9,470	3,389	9,470
End of year	3,277	9,070	3,277	9,070

Proved undeveloped reserves
Beginning of year	1,831	9,558	1,831	9,558
End of year	1,433	9,375	1,433	9,375

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2012

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	3,277	9,070	3,277	9,070
End of year	2,762	10,091	2,762	10,091
			515	-1,021
Proved undeveloped reserves
Beginning of year	1,433	9,375	1,433	9,375
End of year	1,249	9,825	1,249	9,825

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2013

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	2,762	10,091	2,762	10,091
End of year	2,880	9,187	2,880	9,187

Proved undeveloped reserves
Beginning of year	1,249	9,825	1,249	9,825
End of year	1,386	5,018	1,386	5,018

(All amounts are expressed in thousands of S/. unless otherwise stated)

B. Capitalized Costs Relating to Oil and Gas Producing Activities

The following table sets forth the capitalized costs relating to the Company’s natural gas and crude oil producing activities for the years indicated:

	Total Peru
	2010	2011	2012	2013
	(in US$ thousands)
Proved properties
Mineral property wells and related equipment	29,393	31,837	53,255	44,974
Drilling and Works in progress and Replacement Units	8,760	15,081	12,834	11,444

Total Proved Properties	38,154	46,919	66,090	56,418

Unproved properties	0	0	0	0

Total Property, Plant and Equipment	38,154	46,919	66,090	56,418
Accumulated depreciation, depletion, and amortization, and valuation allowances	(6,781)	(8,662)	(10,990)	(13,864)

Net capitalized costs	31,373	38,256	55,099	42,554

C. Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

The following table sets forth costs incurred related to the Company’s oil and natural gas activities for the years ended December 31, 2010, 2011, 2012 and 2013 (in thousands):

	Total Peru
	2010	2011	2012	2013
	(in US$ thousands)
Acquisition costs of properties
Proved	0	0	0	0
Unproved	0	0	0	0

Total acquisition costs	0	0	0	0

Exploration costs	0	0	0	0
Development costs	(6,642)	(8,534)	(10,869)	(13,465)

(1)	The company has not incurred in any cost related to Oil and Gas property acquisition during 2010, 2011, 2012 and 2013.

(All amounts are expressed in thousands of S/. unless otherwise stated)

D. Results of Operations for Oil and Natural Gas Producing Activities

The results of operations for oil and natural gas producing activities, excluding overhead costs and interest expenses, are as follows for the years indicated:

	Total Peru
	2010	2011	2012	2013
	(in US$ thousands)
Revenues	31,862	44,221	52,172	58,275
Additional Revenues of Gas Extraction Services (1)				11,892

Total Revenues (2)	31,862	44,221	52,172	70,167
Production Costs	(9,807)	(12,812)	(13,802)	(16,692)
Additional Natural Gas supply costs after price adjustment (1)				(14,843)
DD&A Expenses	(6,858)	(8,635)	(10,949)	(13,811)
Income (loss) before income taxes	15,197	22,774	27,421	24,821
Income tax expense (3)	(4,559)	(6,832)	(8,226)	(7,446)
Results of operations from producing activities	10,638	15,942	19,195	17,375

(1)	During 2013, GMP finished a negotiation setting prices of Natural Gas Extraction Services provided to Perupetro retroactively since 2008 to 2013. Likewise, prices for Natural Gas supply paid by GMP to Perupetro were adjusted. The effects in revenues and costs of sales were registred in 2013 exercise.
(2)	Revenues after deductions for Graña y Montero Petrolera S.A.’s share of government royalties according to contract obligations but prior to other any deductions. There are no sales or transfers to the Company’s other operations.
(3)	30% of income before income tax.

E. Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows, related to the proved reserves is based on estimates of net proved reserves and the period during which they are expected to be produced. Future cash inflows are computed by applying the twelve month period unweighted arithmetic average of the price as of the first day of each month within that twelve month period, unless prices are defined by contractual arrangements, after royalty share of estimated annual future production from proved oil and gas reserves.

Future production and development costs to be incurred in producing and further developing the proved reserves are based on year end cost indicators. Future income taxes are computed by applying year end statutory tax rates.

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Total
	2010	2011	2012	2013
	(in US$ thousands)
Future Cash inflows (1)	330,772	432,181	375,655	360,386
Future production costs (2)	(83,249)	(75,402)	(94,793)	(107,031)
Future development costs (2) (3)	(40,014)	(35,915)	(43,663)	(63,643)
Future production and development costs	(123,263)	(111,317)	(138,455)	(170,674)
Future income tax expenses (4)	(62,253)	(96,259)	(71,160)	(56,913)
Future Net cash flows (5)	145,256	224,605	166,040	132,798
10% annual discount for estimates timing of cash flows	(54,024)	(79,001)	(49,887)	(35,324)
Standardized measure of discounted Future Net Cash Flows	91,232	145,604	116,152	97,474

(1)	For oil volumes, per barrel prices after deductions of Graña y Montero Petrolera S.A.’s share government royalties used in determining future cash inflows for the years ended December 31, 2010, 2011, 2012 and 2013 were US$ 62.00, US$ 86.29, US$ 87.25 and US$ 83.96 respectively. For gas volumes, gas price is linked to the oil price according to the gas purchase contract (US$ 1.29 per MCF during 2010, 2011 and 2012).
(2)	Production costs and developments costs relating to future production of proved reserves are based on the continuation of existing economic conditions. Future decommissioning costs are included.
(3)	During 2010 and 2011, the Company did not have future development costs associated with the abandonments of wells. During 2012 and 2013, the Company estimated future development costs associated with the abandonment of wells in an amount equal to approximately US$2.1 and US$2.0 million, respectively. See note 19.
(4)	Taxation is computed using the appropriate year-end statutory corporate income tax rates.
(5)	Future net cash flows from oil production are discounted at 10% regardless of assessment of the risk associated with its producing activities.

(All amounts are expressed in thousands of S/. unless otherwise stated)

F. Changes in standardized Measure of Discounted Future Net Cash Flows

	Year Ended December 31,
	2010	2011	2012	2013
	(in US$ thousands)
Standardized measure of discounted Future Net Cash Flows, beginning of the year.	84,683	91,232	145,604	116,152
Revenue less production and other costs	(41,669)	(57,033)	(65,974)	(89,810)
Net changes in future development costs	10,867	7,149	18,441	24,533
Changes in price, net of production costs	44,387	80,540	(15,482)	(34,973)
Development cost incurred	6,642	8,534	10,869	13,465
Revisions of previous quantity estimates	(22,513)	4,637	(2,245)	47,511
Accretion of discount	19,658	26,085	23,931	23,616
Net change in income taxes	(3,444)	(23,444)	10,452	3,593
Timming difference and other	(7,379)	7,903	(9,444)	(6,613)
Standardized measure of discounted Future Net Cash Flows, end of the year.	91,232	145,604	116,152	97,474

EXHIBIT INDEX

Exhibit Number	Description

1.01	By-Laws of the Registrant, as currently in effect

2.01*	Registrant’s Form of American Depositary Receipt

2.02*	Form of Deposit Agreement among the Registrant, JP Morgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder

8.01*	Subsidiaries of the Registrant

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.01**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.02**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.
**	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.