Form 20-F
period 2014-12-31
Grana & Montero S.A.A.
filed 2015-04-30
CIK 1572621

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35991

GRAÑA Y MONTERO S.A.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Paseo de la República 4667

Surquillo

Lima 34, Peru

(Address of principal executive offices)

Claudia Drago Morante, Chief Legal Officer

Tel. 011-51-1-213-6565

Av. Paseo de la República 4667

Surquillo

Lima 34, Peru

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value s./1.00 per share, American Depositary Shares, each representing five Common Shares	New York Stock Exchange* New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of the American Depositary Shares representing those common shares.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation

pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2014	660,053,790 shares of common stock

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

ii

iii

PART I

INTRODUCTION

Certain Definition

All references to “we,” “us,” “our,” “our company,” “the group” and “Graña y Montero” in this annual report are to Graña y Montero S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. In this annual report, we refer to our principal subsidiaries as follows: (i) in our Engineering and Construction (E&C) segment: GyM S.A. as “GyM”; Stracon GyM S.A. as “Stracon GyM”; Vial y Vives - DSD S.A. as “Vial y Vives - DSD”; GMI S.A. as “GMI”; and Morelco S.A. (“Morelco”); (ii) in our Infrastructure segment: Norvial S.A. as “Norvial”; Survial S.A. as “Survial”; Concesión Canchaque S.A. as “Canchaque”; GyM Ferrovías S.A. as “GyM Ferrovías”; Concesionaria La Chira S.A. as “La Chira”; Concesionaria Via Expresa Sur S.A. as “Via Expresa Sur”; GMP S.A. as “GMP”; (iii) in our Real Estate segment: Viva GyM S.A. as “Viva GyM”; Inmobiliaria Almonte S.A.C. as “Almonte”; (iv) in our Technical Services segment, GMD S.A. as “GMD”; Concar S.A. as “Concar”; and CAM Chile S.A. as “CAM”; and (v) Compañía Operadora de Gas del Amazonas (joint controlled) as “COGA.”

The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; the term “nuevo sol” and the symbol “S/.” refer to the legal currency of Peru; the term “Chilean peso” and the symbol “CLP” refer to the legal currency of Chile; and the term “Colombian peso” and the symbol “COP” refer to the legal currency of Colombia.

Financial Information

Our consolidated financial statements included in this annual report have been prepared in nuevos soles and in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our annual consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 have been audited by Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers in accordance with the standards of the Public Company Accounting Oversight Board (United States). We have also included in this annual report certain financial information for years prior to 2010 which have been prepared in accordance with generally accepted accounting principles in Peru (“Peruvian GAAP”). In accordance with Peruvian law, we were required to present our financial statements under IFRS beginning with our financial statements for the year ended December 31, 2010. Peruvian GAAP differs in certain respects from IFRS. Accordingly, our financial information presented in accordance with Peruvian GAAP is not directly comparable to our financial information prepared in accordance with IFRS.

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

We have translated some of the nuevos soles amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate nuevos soles amounts to U.S. dollars was S/.2.989 to US$1.00, which was the exchange rate reported for December

31, 2014 by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). We present our backlog in U.S. dollars. For contracts denominated in nuevos soles or other local currencies, amounts have been converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. When we present our ratios of backlog and revenues in this annual report, we similarly convert our revenues, which are reported in nuevos soles, into U.S. dollars based on the exchange rate reported for December 31 of the corresponding year. For conversions of macroeconomic indicators (particularly in “Item 5.D. Operating and Financial Review and Prospects—Trend Information” in this annual report), average annual exchange rates for the currencies of each of the countries addressed are used. The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the nuevos soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3.A. Key Information—Selected Financial Data— Exchange Rates” for information regarding historical exchange rates of nuevos soles to U.S. dollars.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Backlog

This annual report includes our backlog for our Engineering and Construction, Infrastructure, Real Estate and Technical Services segments. We do not include backlog in this annual report in our Infrastructure segment for: (i) our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; (ii) our Energy line of business because: (a) its revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel dispatched; and (iii) COGA, which is not consolidated because it is jointly controlled. When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. Backlog is not a measure defined by IFRS, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. For our definition of backlog, see “Item 4.B. Information on the Company—Business Overview—Backlog.” See also “Item 3.D. Key Information—Risk Factors— Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.”

Reserves Estimates

This annual report includes our estimates for proved reserves in Blocks I and V where GMP provides hydrocarbon extraction services to Perupetro S.A. (“Perupetro”). These reserves estimates for Blocks I and V were prepared internally by our team of engineers and have not been audited or reviewed by any independent external engineers. On December 12, 2014, we were awarded license contracts for a 30-year term for Blocks III and IV and we began operations on April 5, 2015. Considering the recent initiation of operations, we have not yet prepared our own reserves estimates for those blocks. As a result, we have not included in this annual report reserve estimates for Blocks III and IV; instead, we have included production levels of prior contractors in Blocks III and IV based on information published by Perupetro. For further information on these reserves estimates, see “Item 3.D. Key Information—Rights Relating to Our Company – Additional Risks Related to our Infrastructure Business” and “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Lines of Business—Energy—Oil and Gas Production.”

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the engineering and construction, infrastructure, real estate and technical services industries in Peru and elsewhere in Latin America. We have made these estimates on the basis of our management’s knowledge and statistics and other information, which we believe to be the most recently available as of the date of this annual report, from government agencies, industry professional organizations, industry publications and other sources. While we believe these estimates to be accurate as of the date of this annual report, we have not independently verified the data from third-party sources and our internal data has not been verified by any independent source. In addition, our director, Hugo Santa María Guzmán, is a partner in APOYO Consultoría, and Roberto Abusada Salah, a director of our subsidiaries GMD and GMP, is a director of the Peruvian Economy Institute. We paid Great Place to Work ® Institute (“Great Place to Work”), a human resources consulting, research and training firm, for our employees to participate in their market survey referenced in this annual report (Copyright © 2014 Great Place to Work ® Institute, Inc. All rights reserved.).

In this annual report we present gross domestic product (“GDP”) both on a nominal and real basis. Real GDP is nominal GDP adjusted to exclude the effect of inflation. Unless otherwise indicated, references to GDP are to real GDP.

Measurements and Other Data

In this annual report, we use the following measurements:

●	“m” means one meter, which equals approximately 3.28084 feet;

●	“m 2 “ means one square meter, which equals approximately 10.7630 square feet;

●	“km” means one kilometer, which equals approximately 0.621371 miles;

●	“hectare” means one hectare, which equals approximately 2.47105 acres;

●	“tonne” means one metric ton, which equals approximately 2,204.6 pounds;

●	“bbl” or barrel of oil means one stock tank barrel, which is equivalent to approximately 0.15898 cubic meters;

●	“boe” means one barrel of oil equivalent, which equals approximately 160.2167 cubic meters, determined using the ratio of 5,658 cubic feet of natural gas to one barrel of oil;

●	“cf” means one cubic foot;

●	“M,” when used before bbl, boe or cf, means one thousand bbl, boe and cf, respectively;

●	“MM,” when used before bbl, boe or cf, means one million bbl, boe and cf, respectively;

●	“MW” means one megawatt, which equals one million watts; and

●	“Gwh” means one gigawatt hour, which equals one billion watt hours.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including, among others:

●	global macroeconomic conditions, including commodity prices, and economic, political and social conditions in the markets in which we operate, particularly in Peru;

●	major changes in Peruvian government policies at the national, regional or municipal levels, including in connection with infrastructure concessions, investments in infrastructure and affordable housing subsidies;

●	social conflicts in Peru that disrupt infrastructure projects, particularly in the mining sector;

●	interest rate fluctuations, inflation and devaluation or appreciation of the nuevo sol in relation to the U.S. dollar (or other currencies in which we receive revenue);

●	our ability to continue to grow our operations, both in Peru and internationally;

●	our backlog may not be a reliable indicator of future revenues or profit;

●	the level of capital investments and financings available for infrastructure projects of the types that we perform, both in the private and public sectors;

●	competition in our markets, both from local and international companies;

●	our ability to complete acquisitions on favorable terms or at all and to integrate acquired businesses and manage them effectively post-acquisition;

●	performance under contracts, where a failure to meet schedules, cost estimates or performance targets on a timely basis could result in reduced profit margins or losses and impact our reputation;

●	developments, some of which may be beyond our control, that affect our reputation in our markets, including a deterioration in our safety record;

●	industry-specific operational risks, such as operator errors, mechanical failures and other accidents;

●	availability and costs of energy, raw materials, equipment and labor;

●	our ability to obtain financing on favorable terms;

●	our ability to attract and retain qualified personnel;

●	our ability to enter into joint operations, and rules involved in operating under joint operation or similar arrangements;

●	our exposure to potential liability claims and contract disputes, including as a result of environmental damage alleged to have been caused by our operations;

●	our and our clients’ compliance with environmental, health and safety laws and regulations, and changes in government policies and regulations in the countries in which we operate;

●	negotiations of claims with our clients of cost and schedule variances and change orders on major projects;

●	volatility in global prices of oil and gas;

●	the cyclical nature of some of our business segments;

●	limitations on our ability to operate our concessions profitably, including changes in traffic patterns, and limitations on our ability to obtain new concessions;

●	our ability to accurately estimate the costs of our projects;

●	changes in real estate market prices, customer demand, preference and purchasing power, and financing availability and terms;

●	our ability to obtain zoning and other license requirements for our real estate development;

●	changes in tax laws;

●	natural disasters, severe weather or other events that may adversely impact our business; and

●	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors.”

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

The following selected financial data as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited annual consolidated financial statements included in this annual report. The following selected financial data as of December 31, 2011 and for the years ended December 31, 2010 and 2011 have been derived from our audited annual consolidated financial statements not included in this annual report. Our annual consolidated financial statements for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been audited by Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers, in accordance with the standards of the Public Company Accounting Oversight Board (United States). We applied the accommodation provided by the SEC in respect of first-time application of IFRS and the following information does not include our selected consolidated financial information as of December 31, 2010. Prior to 2010, we prepared our financial statements in accordance with Peruvian GAAP. Under Peruvian law, we were required to present our financial statements under IFRS beginning with our financial statements for the year ended December 31, 2010. Peruvian GAAP differs in certain aspects from IFRS.

	Year ended
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(2)
Income Statement Data: (1)
Revenues	2,502.7	4,241.3	5,231.9	5,967.5	7,008.7	2,344.8
Cost of sales	(2,057.8)	(3,609.5)	(4,519.8)	(4,963.4)	(6,057.1)	2,026.5

Gross profit	444.8	631.7	712.1	1,004.1	951.6	318.4
Administrative expenses	(123.2)	(199.6)	(257.2)	(361.8)	(421.4)	(141.0)
Other income and expenses(3)	2.7	4.3	75.9	26.0	15.2	5.1
Profit from sale of investments	75.0	4.8		5.7	—	—
Other (losses) gains, net	0.2	(2.8)	(0.3)	(0.7)	(0.1)	—
Gain from business combination(3)	—	45.2	—	—	—	—

Operating profit	399.5	483.6	530.6	673.4	545.3	182.4
Financial (expense) income, net(4)	(10.0)	(6.2)	(10.3)	(112.4)	(91.4)	(30.6)
Share of the profit and loss obtained by associates under the equity method of accounting	11.5	0.2	0.6	33.6	53.4	17.9

Profit before income tax	401.0	477.6	520.8	594.5	507.4	169.8
Income tax	(124.3)	(141.4)	(154.6)	(182.3)	(146.2)	48.9

Net profit	276.7	336.2	366.3	412.1	361.2	120.9
Net profit attributable to controlling interest(5)	252.8	289.1	290.0	320.0	299.7	100.2
Net profit attributable to non-controlling interest(5)	23.9	47.1	76.3	92.1	61.5	20.6

(1)	Includes the results of operations of CAM since February 2011, Vial y Vives since October 2012 and DSD since August 2013. See “Item 5.A. Operating and Financial Review and Prospects— Operating Results—Factors Affecting our Results of Operations—Acquisitions”.

(2)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

(3)	In 2011, relates to gains recorded in connection with the CAM business acquisition as a result of the excess of the fair value of the assets and liabilities we acquired in the acquisition of a controlling interest in CAM over the consideration paid and, in 2012, 2013 and 2014, the reversal of provisions of CAM. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions” and notes 27 and 31 to our audited annual consolidated financial statements.

(4)	In 2013 and 2014, we had higher exchange losses due to the depreciation of the nuevo sol against the U.S. dollar and our higher U.S. dollar denominated liability.

(5)	We consolidate the results of our subsidiaries in our financial statements and we reflect the profit corresponding to the minority interests in our subsidiaries under “net profit attributable to non-controlling interests” in our income statement. With respect to our joint operations, we recognize in our financial statements the revenue and expenses including our share of any asset, liability, revenue or expense we hold jointly with partners. We reflect the results of our associated companies under the equity method of accounting in our financial statements under the line item “share of the profit and loss in associates” in our income statement. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions,” “—General— Accounting for Subsidiaries, Joint Operations and Associated Companies” and note 2.2 to our audited annual consolidated financial statements included in this annual report.

	As of December 31,
	2011	2012	2013	2014	2014
Balance Sheet Data:	(in millions of S/.)				(in millions of US$)(1)
Total current assets	2,502.3	3,017.2	3,903.5	4,635.7	1,551.0
Cash and cash equivalents	658.2	780.1	959.4	818.4	273.8
Accounts receivables	855.2	930.8	1,162.4	1,787.9	598.2
Outstanding work in progress	393.8	525.3	971.7	1,152.8	385.7
Inventories(2)	546.3	747.4	762.8	833.6	278.9
Total non-current assets	1,191.5	1,982.9	2,412.6	3,094.1	1,035.2
Long-term accounts receivables(3)	75.2	393.4	630.1	624.5	209.0
Property, plant and equipment	686.9	938.1	952.9	1,148.7	384.3
Intangible assets(4)	317.8	505.1	407.5	598.6	200.3
Total current liabilities	1,741.4	2,618.1	2,416.3	3,796.1	1,270.0
Short-term borrowings	231.0	452.8	486.1	1,425.5	476.9
Accounts payables(5)	1,313.6	1,995.2	1,762.1	2,152.7	720.2
Total non-current liabilities	499.3	598.8	703.1	753.8	252.2
Long-term borrowings	298.9	392.7	309.7	326.1	109.1
Capital Stock(6)	390.8	558.3	660.1	660.1	220.8
Shareholders’ equity	1,189.0	1,392.2	2,765.4	2,691.2	900.4
Non-controlling interest	264.1	391.0	431.3	488.7	163.5

(1)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

(2)	Includes investments for the purchase of land by our Real Estate segment. These investments in land are recorded at acquisition cost and are not marked-to-market for changes in fair value. See note 14 to our audited annual consolidated financial statements included in this annual report.

(3)	Includes payments required to be made by the Peruvian government for the amounts we invest to purchase trains and other infrastructure for the Lima Metro. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations— General—Infrastructure” and note 10 to our audited annual consolidated financial statements included in this annual report.

(4)	We recognize our investments in the construction of the highway of our Norvial concession as intangible assets. See note 2.16(c) to our audited annual consolidated financial statements included in this annual report.

(5)	Includes S/.421.0 million, S/.848.1 million, S/.701.8 million and S/.684.3 million in advance payments made by our clients as of December 31, 2011, 2012, 2013 and 2014, respectively, in connection with our E&C and Operation and Maintenance of Infrastructure Assets contracts. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Engineering and Construction” and “—Technical Services” and note 20 to our audited annual consolidated financial statements included in this annual report.

(6)	Reflects as of December 31, 2013 and 2014 our initial public offering of American Depositary Shares (“ADSs”) in the United States, which was consummated on July 29, 2013.

	As of and for the year ended December 31,
	2010	2011	2012	2013	2014
Other Data: (1)						(in US$)(2)
Adjusted EBITDA(3) (in millions of S/. or US$)	572.8	674.3	800.9	1,030.7	911.9	305.1
Gross margin	17.8%	14.9%	13.6%	16.8%	13.6%	—
Adjusted EBITDA margin(4)	22.1%	15.6%	14.8%	17.3%	13.0%	—
Outstanding shares(5)	558,284	558,284	558,284	660,054	660,054	—
Profit per share (in S/.or US$)	0.50	0.60	0.66	0.62	0.55	0.18
Profit attributable to controlling interest per share (in S/.or US$)	0.45	0.52	0.52	0.53	0.45	0.15
Dividend per share (in S/.or US$)	0.05	0.10	0.16	0.16	0.17	0.06
Net debt/ Adjusted EBITDA ratio	(0.6)x	(0.2)x	0.1x	(0.2)x	1.0x	—
Backlog (in millions of US$)(6)	1,313.2	2,493.9	4,165.9	3,935.0	3,765.4	1,259.8
Backlog/revenues ratio(6)	1.7x	1.7x	2.2x	1.9x	1.6x	—

(1)	Includes the results of operations of CAM since February 2011, Vial y Vives since October 2012 and DSD since August 2013. See “Item 5.A. Operating and Financial Review and Prospects— Operating Results—Factors Affecting our Results of Operations—Acquisitions”.

(2)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

(3)	For further information on the definition of Adjusted EBITDA, see “—Non-GAAP Financial Measure and Reconciliation.”

(4)	Reflects Adjusted EBITDA as a percentage of revenues.

(5)	Reflects as of December 31, 2013 and 2014 our initial public offering of ADSs in the United States, which was consummated on July 29, 2013.

(6)	For further information on our backlog, see “Item 4.B. Business Overview—Backlog.” Does not include, in our Infrastructure segment, our Norvial toll road concession or our Energy line of business, or our jointly controlled COGA venture. Backlog is calculated as of the last day of the applicable year. Revenues are calculated for that year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year, which was S/.2.81 to US$1.00 as of December 31, 2010, S/.2.70 to US$1.00 as of December 31, 2011, S/.2.55 to US$1.00 as of December 31, 2012, S/.2.796 to US$1.00 as of December 31, 2013 and S/.2.989 to US$1.00 as of December 31, 2014. Includes revenues only for businesses included in our backlog.

The following tables set forth summary financial data for each of our business segments. For more information on the results of operations of our segments, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations” and note 6 to our audited annual consolidated financial statements included in this annual report.

1.	Engineering & Construction

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$, except as indicated)(1)
Income Statement Data:
Revenues	1,700.5	2,784.2	3,524.6	4,075.3	5,035.7	1,684.7
Cost of sales	(1,469.6)	(2,454.9)	(3,116.6)	(3,515.2)	(4,500.3)	(1,505.6)

Gross profit	230.9	329.3	408.0	559.5	535.4	179.1
Administrative expenses	(82.5)	(104.4)	(159.8)	(217.9)	(258.6)	(86.5)
Other income and expenses	(1.5)	4.8	(1.9)	10.8	(9.8)	(3.2)
Other (losses) gains, net	3.0	(2.2)	1.3	—	—	—

Operating profit	149.8	227.5	247.6	352.4	267.0	89.3
Financial (expense) income, net	2.7	5.3	19.7	(26.6)	(62.4)	(20.9)
Share of the profit or loss in associates under the equity method of accounting	7.7	5.1	9.2	42.0	48.2	16.1

Profit before income tax	160.2	237.9	276.4	367.7	252.8	84.6
Income tax	(49.0)	(71.5)	(87.9)	(111.2)	(59.3)	(19.8)

Net profit	111.2	166.4	188.5	256.5	193.6	64.8
Net profit attributable to controlling interest	104.1	153.1	165.1	211.6	164.1	54.9
Net profit attributable to non-controlling interest	7.1	13.3	23.4	44.9	29.5	9.9

	As of December 31,
	2011	2012	2013	2014	2014
	(in millions of S/.)				(in millions of US$)(1)
Balance Sheet Data:
Total current assets	1,252.9	1,547.4	1,858.0	2,687.6	899.2
Cash and cash equivalents	400.5	423.3	265.8	285.4	95.5
Accounts receivables	539.2	555.8	737.7	1,111.4	371.8
Outstanding work in progress	218.7	417.1	735.0	1,136.4	380.2
Other current assets	94.6	151.2	119.6	154.4	51.7
Total non-current assets	452.7	875.8	931.1	1,238.2	414.3
Long-term accounts receivables	2.3	11.3		6.2	2.1
Property, plant and equipment	329.6	539.0	534.1	652.8	218.4
Other non-current assets	120.7	325.6	397.0	579.2	193.8
Total current liabilities	1,114.6	1,587.0	1,633.6	2,501.5	836.9
Short-term borrowings	70.4	120.0	195.1	629.6	210.6
Accounts payables(2)	931.9	1,356.5	1,321.5	1,703.1	569.8
Total non-current liabilities	155.0	260.8	385.6	437.0	146.2
Long-term borrowings	136.6	180.9	127.1	144.1	48.2
Other long-term liabilities	18.4	80.0	258.5	292.9	98.0
Shareholders’ equity	406.3	472.11	622.9	817.4	273.5
Non-controlling interest	29.8	103.3	147.0	170.0	56.9

2.	Infrastructure

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	354.7	404.2	524.5	681.0	884.8	296.0
Cost of sales	(222.4)	(258.0)	(351.8)	(494.2)	(639.2)	(213.9)

Gross profit	132.3	146.2	172.6	186.8	245.6	82.2
Administrative expenses	(19.8)	(25.6)	(30.5)	(31.0)	(40.3)	(13.5)
Other income and expenses	2.2	(0.2)	(0.8)	(3.1)	(3.2)	(1.1)
Profit from the sale of investments		17.0	—	—	—	—
Other (losses) gains, net	(2.8)	(2.1)	(1.6)	0.3	—	—

Operating profit	128.9	118.3	139.7	153.0	201.9	67.6
Financial (expense) income, net	(10.7)	(6.0)	(17.3)	(44.6)	(25.5)	(8.5)

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(1)
Share of the profit or loss in associates under the equity method of accounting	0.4	0.2	—	1.6	—	—

Profit before income tax	118.6	112.5	122.3	109.9	176.5	59.0
Income tax	(30.5)	(30.8)	(38.4)	(35.4)	(57.4)	(19.2)

Net profit	88.1	81.8	84.0	74.5	119.1	39.8
Net profit attributable to controlling interest	73.6	68.2	66.7	59.9	102.2	34.2
Net profit attributable to non-controlling interest	14.5	13.6	17.3	14.5	16.9	5.7

	As of December 31,
	2011	2012	2013	2014	2014
	(in millions of S/.)				(in millions of US$)(1)
Balance Sheet Data:
Total current assets	302.4	319.1	376.9	426.8	142.8
Cash and cash equivalents	64.9	149.7	122.3	167.3	56.0
Accounts receivables	117.4	118.9	145.7	213.0	71.3
Outstanding work in progress	105.4	26.8	78.1	16.4	5.5
Other current assets	14.7	23.8	30.8	30.0	10.0
Total non-current assets	466.0	826.8	1,082.6	1,260.0	421.5
Long-term accounts receivables(3)	41.0	349.3	603.9	638.3	201.5
Property, plant and equipment	192.5	211.3	201.5	209.5	70.1
Other non-current assets	232.4	266.2	277.3	412.2	149.9
Total current liabilities	129.5	486.0	892.9	1,034.7	342.3
Short-term borrowings	33.4	38.7	85.7	570.4	190.8
Accounts payables	75.7	439.3	781.2	433.1	144.9
Total non-current liabilities	134.2	190.5	108.1	120.3	40.2
Long-term borrowings	127.1	146.3	96.1	100.4	33.6
Other long-term liabilities	7.0	44.2	12.0	19.9	6.6
Shareholders’ equity	402.6	355.5	385.5	463.3	155.0
Non-controlling interest	102.1	113.9	73.0	80.0	26.7

3.	Real Estate

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	218.6	152.3	240.1	313.7	224.6	75.1
Cost of sales	(185.3)	(106.9)	(153.4)	(200.0)	(162.1)	(54.2)

Gross profit	33.3	45.3	86.7	113.7	62.4	20.9
Administrative expenses	(6.8)	(10.1)	(17.4)	(21.0)	(21.1)	(7.0)
Other income and expenses	0.2	(0.4)	(1.7)	(0.7)	(0.8)	0.3
Other (losses) gains, net	—	—	—	(1.0)	—	—
Profit from the sale of investments	—	—	—	3.2	—	—

Operating profit	26.7	34.9	67.6	94.2	40.5	13.6
Financial (expense) income, net	(0.1)	(0.5)	(2.3)	(13.8)	(14.7)	(4.9)
Share of the profit or loss in associates under the equity method of accounting	—	—	—	0.1	12.2	4.1

Profit before income tax	26.6	34.4	65.3	80.5	38.0	12.7
Income tax	(8.7)	(10.2)	(20.0)	(21.4)	(11.5)	(3.8)

Net profit	17.9	24.1	45.3	59.0	26.5	8.9
Net profit attributable to controlling interest(4)	8.5	6.1	12.4	19.2	9.5	3.2
Net profit attributable to non-controlling interest(4)	9.4	18.1	32.9	39.9	17.0	5.7

	As of December 31,
	2011	2012	2013	2014	2014
	(in millions of S/.)				(in millions of US$)(1)
Balance Sheet Data:
Total current assets	450.7	636.0	672.6	760.8	254.5
Cash and cash equivalents	49.3	73.0	43.0	54.3	18.2
Accounts receivables	19.5	37.7	36.4	75.6	25.3
Other current assets(5)	381.9	525.3	593.2	631.0	211.1
Total non-current assets	46.1	71.4	76.5	117.4	39.3
Long-term accounts receivables	0.0	6.8	11.8	9.7	3.2
Property, plant and equipment	5.0	4.5	5.6	7.3	2.4
Investment property	36.5	36.0	36.9	36.2	12.3
Other non-current assets	4.5	24.2	22.1	64.1	21.4
Total current liabilities	197.5	263.6	217.6	266.6	89.2
Short-term borrowings	41.6	43.2	77.9	144.3	48.3
Accounts payables	146.7	211.8	136.6	121.1	40.5
Total non-current liabilities	96.4	62.6	97.8	138.9	46.5
Long-term borrowings	16.5	49.7	52.3	16.4	5.5
Other long-term liabilities	79.8	12.9	45.4	122.5	41.0
Shareholders’ equity	50.1	147.1	152.7	157.3	52.6
Non-controlling interest(4)	152.8	234.2	281.0	315.4	105.5

4.	Technical Services

	As of December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	285.0	977.0	1,083.3	1,169.1	1,208.2	404.2
Cost of sales	(223.9)	(867.3)	(979.4)	(989.9)	(1,065.8)	(356.6)

Gross profit	61.0	109.7	103.9	179.2	142.3	47.6
Administrative expenses	(23.0)	(72.1)	(105.4)	(132.5)	(122.5)	(41.0)
Other income and expenses	(0.1)	6.2	73.6	24.7	8.0	(2.7)
Gain from business combination	—	45.2	—	—	—	—
Other (losses) gains, net	—	0.4	—	—	(2.1)	(0.7)

Operating profit	37.9	89.4	72.2	71.4	25.7	8.6
Financial (expense) income, net	(1.8)	(8.5)	(5.1)	(15.9)	(25.6)	(8.6)
Share of the profit or loss in associates under the equity method of accounting	—	—	—	1.1	0.6	0.2

Profit before income tax	36.1	80.9	67.1	56.6	0.7	0.2
Income tax	(11.3)	(19.8)	(5.6)	(16.7)	(5.8)	(1.9)

Net profit	24.7	61.1	61.5	39.9	(5.1)	(1.7)
Net profit attributable to controlling interest	23.9	53.9	50.6	34.3	(5.3)	(1.8)
Net profit attributable to non-controlling interest	0.8	7.2	10.8	5.6	0.3	0.1

	As of December 31,
	2011	2012	2013	2014	2014
Balance Sheet Data:	(in millions of S/.)				(in millions of US$)(1)
Total current assets	513.0	495.5	585.2	617.5	206.6
Cash and cash equivalents	73.4	85.3	46.5	134.7	45.1
Accounts receivables	276.7	259.6	312.0	422.1	141.2
Outstanding work in progress	69.8	81.4	158.7	—	—
Other current assets	93.2	69.2	68.0	60.7	20.3
Total non-current assets	183.7	192.2	197.8	251.5	84.1
Long-term accounts receivables	30.1	24.3	12.3	4.9	1.6
Property, plant and equipment	96.8	109.3	114.1	166.3	55.6
Other non-current assets	56.8	58.7	71.5	80.3	26.9
Total current liabilities	412.4	489.4	475.0	434.7	145.4
Short-term borrowings	85.0	96.0	126.9	80.5	26.9
Accounts payables	275.5	354.2	339.6	339.9	110.2
Total non-current liabilities	168.5	74.4	160.1	216.1	72.3

	As of December 31,
	2011	2012	2013	2014	2014
Balance Sheet Data:	(in millions of S/.)				(in millions of US$)(1)
Long-term borrowings	14.6	12.4	31.4	63.1	21.1
Other long-term liabilities	153.9	61.9	128.7	153.0	51.2
Shareholders’ equity	91.7	103.0	125.7	128.4	43.0
Non-controlling interest	24.1	20.9	22.2	89.8	30.0

(1)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

(2)	Includes advance payments, which reflects advance payments made by our clients in connection with our E&C and Operation and Maintenance of Infrastructure Assets contracts. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results— Results of Operations—General—Engineering and Construction” and “—Technical Services” and note 20 to our audited annual consolidated financial statements included in this annual report.

(3)	Includes long-term accounts receivables, which includes payments required to be made by the Peruvian government for the amounts we invest to purchase trains and other infrastructure for the Lima Metro. See “Item 5.A. Operating and Financial Review and Prospects— Operating Results—Results of Operations—General—Infrastructure” and note 10 to our audited annual consolidated financial statements included in this annual report.

(4)	The net profit attributable to controlling interests of our Real Estate segment is significantly affected by the financing and commercial arrangements we use to purchase land and to develop real estate projects. Depending on the level of non-controlling interests used to finance our real estate projects, our Real Estate segment tends to have significant net profit attributable to non-controlling interests. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Real Estate.”

(5)	Includes inventories, which includes investments for the purchase of land by our Real Estate segment. These investments in land are recorded at book value and are not marked-to-market for changes in fair value. See note 14 to our audited annual consolidated financial statements included in this annual report.

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

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(2)
Net profit(1)	276.7	336.2	366.3	412.1	361.2	120.9
Financial expense (income), net	10.0	6.2	10.3	112.4	91.4	30.6
Income tax	124.3	141.4	154.6	182.3	146.2	48.9
Depreciation and amortization	142.9	178.2	244.5	259.1	260.0	87.0
Other adjustments (described above)	18.9	12.3	25.2	62.9	53.1	17.8

Adjusted EBITDA	572.8	674.3	800.9	1,030.7	911.9	305.1

The following tables set forth the reconciliation of our net profit to Adjusted EBITDA for each of our business segments and certain of our lines of business or subsidiaries within these segments.

1.	Engineering & Construction

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(2)
Net profit	111.2	166.4	188.5	256.5	193.6	64.8
Financial expense (income), net	(2.7)	(5.3)	(19.7)	26.6	62.4	20.9
Income tax	49.0	71.5	87.9	111.2	59.3	19.8
Depreciation and amortization	60.8	82.4	131.1	151.2	144.2	48.2

Adjusted EBITDA (3)	218.3	315.0	387.9	546.0	459.4	153.7

2.	Infrastructure

2.1	Full Segment

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(2)
Net profit	88.1	81.8	84.0	74.5	119.1	39.8
Financial expense (income), net	10.7	6.0	17.3	44.6	25.5	8.5
Income tax	30.5	30.8	38.4	35.4	57.4	19.2
Depreciation and amortization	61.8	57.6	67.9	64.0	70.5	23.6
Other adjustments (described above)	—	—	4.8	25.6	36.51	12.24

Adjusted EBITDA	191.1	176.1	212.3	244.3	309.0	103.4

2.2	All Toll Roads

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(2)
Net profit	25.5	21.4	29.4	40.5	43.0	14.4
Financial expense (income), net	9.8	5.9	5.2	4.4	9.5	3.2
Income tax	8.7	5.8	12.5	15.0	16.2	5.4
Depreciation and amortization	27.9	21.3	24.5	10.0	11.4	3.8

Adjusted EBITDA	72.0	54.5	71.5	69.9	80.1	26.8

2.2(a)	Norvial

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(2)
Net profit	19.4	26.4	27.2	30.2	31.1	10.4
Financial expense (income), net	6.2	4.8	3.8	9.5	9.3	3.1
Income tax	6.1	7.8	11.6	10.3	10.9	3.6
Depreciation and amortization	27.7	21.1	24.2	9.8	11.0	3.7

Adjusted EBITDA	59.4	60.1	66.7	59.6	62.3	20.9

2.3	Mass Transit

	Year ended December 31,
	2011	2012	2013	2014	2014
	(in millions of S/.)				(in millions of US$)(2)
Net profit(4)	(8.5)	(11.0)	(13.1)	12.1	4.0
Financial expense (income), net	(1.9)	4.0	26.0	4.5	1.5
Income tax	(4.7)	(3.6)	(0.6)	(10.8)	3.6
Depreciation and amortization	0.1	0.5	0.6	0.9	0.3
Other adjustments (described above)	—	—	25.6	36.5	12.2

Adjusted EBITDA	(15.0)	(10.2)	38.6	64.8	21.7

2.4	Energy

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(2)
Net profit	62.6	69.1	63.4	45.0	62.7	21.0
Financial expense (income), net	0.9	1.9	1.8	14.3	11.4	3.8
Income tax	21.8	29.7	28.5	20.1	29.8	10.0
Depreciation and amortization	33.9	36.1	42.8	53.4	58.1	19.5

Adjusted EBITDA	119.1	136.8	136.4	132.8	162.0	54.2

3.	Real Estate

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(2)
Net profit	17.9	24.1	45.3	59.0	26.5	8.9
Financial expense (income), net	0.1	0.5	2.3	13.8	14.7	4.9
Income tax	8.7	10.2	20.0	21.4	11.5	3.8
Depreciation and amortization	0.7	2.6	2.9	3.6	3.8	1.3
Other adjustments (described above)	18.9	12.3	20.4	37.3	16.4	5.5

Adjusted EBITDA	46.4	49.8	90.9	135.2	73.0	24.4

4.	Technical Services

4.1	Full Segment

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(2)
Net profit	24.7	61.1	61.5	39.9	(5.1)	(1.7)
Financial expense (income), net	1.8	8.5	5.1	15.9	25.6	8.6
Income tax	11.3	19.8	5.6	16.7	5.8	1.9
Depreciation and amortization	15.9	32.2	39.4	37.2	37.2	12.4

Adjusted EBITDA	53.8	121.6	111.6	109.6	63.5	21.2
4.2 Concar
	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(2)
Net profit	17.5	34.9	12.6	7.9	(26.5)	(8.9)
Financial expense (income), net	(0.2)	(0.5)	(0.6)	(0.1)	4.9	1.6
Income tax	8.0	15.2	6.2	4.6	(0.8)	(0.3)
Depreciation and amortization	5.1	4.0	5.1	5.6	7.1	2.4

Adjusted EBITDA	30.4	53.6	23.2	18.0	(15.3)	(5.1)
4.3 GMD
	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of S/.)					(in millions of US$)(2)
Net profit	7.2	9.1	11.3	8.5	6.0	2.0
Financial expense (income), net	2.1	0.5	1.9	5.0	4.5	1.5
Income tax	3.3	4.8	5.3	5.8	5.3	1.8
Depreciation and amortization	10.8	17.2	15.9	15.4	18.6	6.2

Adjusted EBITDA	23.4	31.6	34.5	34.8	34.4	11.5
4.4 CAM
		Year ended December 31,
		2011(1)	2012	2013	2014	2014
		(in millions of S/.)				(in millions of US$)(2)
Net profit		17.1	37.5	23.5	15.5	5.2
Financial expense (income), net		8.5	3.8	11.0	16.2	5.4
Income tax		(0.2)	(5.9)	6.2	1.2	0.4
Depreciation and amortization		10.9	18.5	16.3	11.5	3.8

Adjusted EBITDA		36.4	53.9	56.9	44.4	14.9

(1)	Includes the results of operations of CAM since February 2011, Vial y Vives since October 2012 and DSD since August 2013. See “Item 5.A. Operating and Financial Review and Prospects— Operating Results—Factors Affecting Our Results of Operations—Acquisitions”.

(2)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

(3)	Our E&C segment Adjusted EBITDA includes S/.7.7 million, S/.5.1 million, S/.9.2 million, S/.42.0 million and S/.48.2 million in 2010, 2011, 2012, 2013 and 2014, respectively, which represents GyM’s 39.0% equity interest in Viva GyM’s net profit.

(4)	In the second half of 2011, we incurred expenses during the pre-operational phase of the Lima Metro, a period during which we did not generate revenues. In 2012 and 2013, we generated losses as a result of the limited number of trains we initially operated. Currently we have 24 trains operating (including two backup trains). For more information on our Lima Metro, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Infrastructure.”

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

	High	Low	Average	Period end
2010	2.885	2.787	2.826	2.809
2011	2.834	2.694	2.755	2.697
2012	2.710	2.551	2.640	2.551
2013	2.820	2.541	2.703	2.796
2014	2.990	2.761	2.840	2.989
2014:
October	2.923	2.892	2.907	2.923
November	2.935	2.913	2.926	2.920
December	2.990	2.929	2.963	2.989
2015:
January	3.058	2.983	3.007	3.058
February	3.095	3.059	3.080	3.095
March	3.101	3.066	3.093	3.097
April (through April 27)	3.136	3.093	3.121	3.135

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Company

Global economic conditions could adversely affect our financial performance

The global financial crisis and ensuing global recession in 2008 and 2009 had a significant adverse effect on the development of large-scale infrastructure and real estate projects worldwide. More recently, economic concerns in Europe, slower growth in China and declines in global commodity, in particular oil and gas, prices has generated economic uncertainty which could adversely affect private- and public-sector investments. Future global economic conditions, in particular fluctuations in commodity prices and financings costs, may impact our clients’

investment decisions. Should our clients choose to postpone or suspend new investments, or delay or cancel the execution of existing projects, as a result of global economic conditions, demand for our products and services, including our backlog, would decline, which may result in a decline in revenues and in under-utilization of our capacity. In addition, our business may be impacted by adverse economic developments even after economic conditions have improved because of the lag time between when investments decisions are made and the projects are executed. Furthermore, financial difficulties suffered by our clients, joint operation partners, subcontractors or suppliers due to global economic conditions could result in payment delays or defaults, or increase our costs or adversely impact our project execution. Accordingly, a global economic downturn could have a material adverse effect on our financial performance.

We may not be able to continue the historic growth of our business

We have experienced rapid growth in our operations in recent years and our strategy is to continue to grow our operations, including through international expansion. However, we may not be able to continue to grow our business at the same pace as in recent years, or at all. Our organic revenues (i.e., excluding the results of all acquisitions since 2011) grew at a CAGR of 23.0% from 2010 to 2014 (under IFRS). Our organic revenues grew 10.6% in 2014 from 2013. The pace at which we are able to grow our business could be adversely affected by numerous factors, some of which are beyond our control, including, among others, a slowdown in Peru’s recent rapid economic growth and its substantial investment in infrastructure, increased competition, and our capacity to increase scale and manage growth in our company.

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

Social conflicts may disrupt infrastructure projects

Despite Peru’s ongoing economic growth and stabilization, high levels of poverty and unemployment and social and political tensions continue to be pervasive problems in the country. Peru has, from time to time, experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations. In recent years certain regions experienced strikes and protests related mainly to the environmental impact of mining activities, which resulted in commercial disruptions, including in the departments of Cajamarca and Arequipa. These protests may lead to the suspension of mining projects. Social conflicts may disrupt, delay or suspend infrastructure projects in the future, which could have a material adverse effect on our business and financial performance.

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

Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit

Our backlog amount is subject to revision over time and our ability to realize revenues from our backlog is subject to a number of uncertainties. Cancellations, scope adjustments or deferrals may occur, from time to time, with respect to contracts reflected in our backlog and could reduce the amount of our backlog and the revenue and profits that we actually earn. Contracts may also remain in our backlog for an extended period of time and poor performance could also impact our profit from the contracts in our backlog. In addition, our backlog is expressed in U.S. dollars based on period-end exchange rates while a significant portion of our contracts are payable in nuevos soles or other local currencies. As a result, any depreciation of local currency would diminish the amount of revenues eventually earned relative to backlog. Moreover, one client, Ecopetrol, concentrates 86.4% of Morelco’s backlog, and another client, Rio Alto, concentrates 39.2% of Stracon’s backlog. Accordingly, the amount of our backlog is not necessarily indicative of future revenues or profits related to the performance of the related contracts.

Our backlog may not grow at recent historic rates and may decline. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to continue to grow our backlog. Additionally, the amount of new contracts signed can fluctuate significantly from period to period due to factors that are beyond our control.

The ratio of our historical backlog to revenues earned in subsequent years is volatile and substantially affected by a number of factors, some of which are outside our control, including levels of contract scope adjustments and our ability to enter into new contracts (which are substantially influenced by general economic conditions), delays and cancellations, foreign exchange rate movements, and our ability to increase the scale of our operations to expand the amount of work we carry out beyond that previously contracted. Accordingly, historical correlations between backlog and revenues may not recur in future periods. In particular, you should not assume that the ratio of our future E&C segment revenues for 2015 and 2016 to backlog as of December 31, 2014 that is currently expected to be realized in each of those years will be comparable to our historic ratios shown in “Item 4.B. Information on the Company—Business Overview—Backlog—E&C Backlog.”

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

We may not be able to obtain financing on favorable terms

Our ability to undertake large investments (particularly in our Infrastructure and Real Estate segments) or consummate significant acquisitions will depend on the availability of equity and debt financing. We cannot assure you that we will be able to obtain new financings in the future on favorable terms or at all. Our ability to obtain financings will depend in part upon prevailing conditions in credit and capital markets, which are beyond our control. In 2008 and 2009, global markets suffered turmoil, which significantly constrained the availability of new financings. In addition, our ability to obtain new financing, or refinance existing debt, may at certain times be adversely affected by the cyclicality of our business, particularly our E&C segment, as has occurred in the past. Furthermore, in response to the ensuing global economic recession in 2009, many countries, in particular the United States as well as the countries where we operate, have maintained target interest rates at very low levels, and we cannot assure you that these interest rates will not rise significantly in the future, which would impact our costs of funding. The U.S. Federal Reserve has made statements that it intends to commence increasing target interest rates in 2015, which, if implemented, could lead to higher interest rates globally, including in Peru. If adequate funds are not available, or are not available on favorable terms, we may not be able to make future investments or take advantage of acquisitions or other opportunities.

We may not be able to recover on claims against clients for payment

If a client fails to pay our invoices on time or defaults in making its payments to us, we could incur significant losses. We occasionally bring claims against clients, principally the government, for delayed payments, additional costs that exceed the contract price or for amounts not included in the original contract price, including change orders. These types of claims can occur due to matters such as owner-caused delays or changes from the initial project scope, and, occasionally, they can be the subject of lengthy proceedings. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. Moreover, we have recently encountered difficulties collecting on claims even once we have won awards in arbitration proceedings, particularly claims against the government. A failure to promptly recover on these types of claims and change orders could have a material adverse effect on our financial performance.

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

Debarment from participating in government bidding processes would have a material adverse effect on our business and financial performance

We would face debarment from participating in government bidding processes for one to three years if we were found to have violated certain provisions of the Peruvian State Contracting Law (Ley de Contrataciones del Estado). We are required to comply with a large number of contractual obligations with the government in our business, and we cannot assure you that we will be in full compliance at all times. Moreover, such a debarment would affect the ability of our entire company (including any of our subsidiaries), and not just the line of business where the alleged violation took place, to participate in government bids under the Peruvian State Contracting Law. In December 2011, SUNAT (Superintendencia Nacional de Aduanas y Administración Tributaria), the Peruvian tax and customs authority, provided us with notice that they had terminated one of GMD’s contracts in our Technical Services segment, which resulted in the elimination of approximately US$4.2 million from our backlog as of such date, alleging a number of service deficiencies. In response to SUNAT’s contract termination, we initiated an arbitration against SUNAT and SUNAT counterclaimed for the payment of performance bonds in an aggregate amount of S/.1.6 million. A negative outcome in this arbitration, if we do not resolve the dispute with SUNAT, would also affect our company’s, including any of our subsidiaries’, participation in government bidding processes under the Peruvian State Contracting Law. Additionally, in April 2013, Perupetro initiated an administrative proceeding against a subsidiary in our E&C segment, claiming that the subsidiary had submitted a bid to provide engineering services while not being in compliance with certain technical requirements. We lost the administrative proceeding at the end of 2013 and we immediately commenced judicial action to contest this decision. Although we believe that the likelihood of an adverse outcome in this proceeding is remote, an adverse outcome would affect our company’s, including any of our subsidiaries’, participation in government bidding processes under the Peruvian State Contracting Law. Furthermore, in March 2014, the regional government of Cusco provided us with a notice that they had terminated one of Concar’s toll road operation and maintenance contracts, representing a backlog loss of US$48.4 million. We believe this termination is invalid, since we had previously terminated the contract due to a lack of payment and failure to provide access to the related road. All of these procedures remain pending as of the date of this annual report. A significant part of our revenues on a consolidated basis is derived from public sector contracts in Peru. As a result, if our company is debarred from participating in government bidding processes, our business and financial performance would be materially and adversely affected.

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

Moreover, on July 11, 2014, the Peruvian government enacted a new State Contracting Law, which is not in effect yet and for which implementing regulation has not been published. We do not believe that this new law will have a material effect on our business, but we cannot assure you that it will not. Accordingly, existing or future regulation in our markets could have a material adverse effect on our business and financial performance.

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

The government may declare the nullity of public bidding processes after we have been awarded a project or concession.

Even if we win the public biding for a project or concession, the government may subsequently declare the process void for political, budgetary or other reasons and may withdraw the project or concession awarded to us. For example, in June 2014, we were determined the winner of a public bidding for a concession to operate the fare collection system of Lima’s integrated transportation system for a period of sixteen years. However, in January 2015, the Municipality of Lima notified us that the board of directors of the Instituto Metropolitano Protransporte de Lima – Protransporte had declared the nullity of the public biding process, based on a report issued by the Peruvian Ministry of Economy and Finance, which concluded that the Ministry should have pronounced itself with respect to the concession prior to the bidding process instead of afterwards. The declaration of nullity of projects or concessions awarded to us could affect our future results of operations. Moreover, the uncertainty that results from these type of decisions may adversely impact investor confidence in Peru and our business.

Additional Risks Related to our Engineering and Construction Business

We are vulnerable to the cyclical nature of the end-markets we serve

Demand for our engineering and construction services is dependent on conditions in the end-markets we serve, which include, among others, the mining, power, oil and gas, transportation, real estate and other infrastructure sectors in Peru, as well as the mining sector in Chile and the energy sector in Colombia. Consequently, our engineering and construction business is closely linked to the performance and growth of these sectors, and it is exposed to many of the risks faced by our clients operating in these sectors, over which we have no control. These industries tend to be cyclical in nature and, as a result, although downturns can impact our entire company, our engineering and construction business has historically been subject to periods of very high and low demand. For example, between 2000 and 2003, there was a significant decline in activity in the Peruvian real estate and construction sectors, which consequently affected our and our competitors’ business and financial performance during that time. Factors that can affect these sectors include, among others, macroeconomic conditions, climate conditions, the level of private and public investment, the availability of credit, changes in laws and regulations, and political and social stability. The mining and oil and gas sectors, in particular, are also driven by worldwide demand for the underlying commodities, including, among others, silver, gold, copper, oil and gas, which can be affected by such other factors as global economic conditions and geopolitical affairs. A decline in prices for minerals or oil and gas (including the recent steep decline in global oil and gas prices) can have a significant impact on our clients’ exploration and production activities and, as a result, on their demand for our engineering and construction services. Accordingly, adverse developments in the end-markets served by our engineering and construction business could have a material adverse effect on our financial performance.

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

Additional Risks Related to our Infrastructure Business

A substantial or extended decline in oil prices may adversely affect our financial performance

A substantial part of the revenues of our infrastructure business depends upon prevailing prices for oil. Historically, oil prices and markets have been volatile and are likely to continue to be volatile in the future. Moreover, global oil prices have declined significantly in recent months, with the average Brent crude prices declining from US$111.65 in 2012, US$108.64 in 2013 and US$99.02 in 2014 to US$55.79 per barrel in March 2015. Oil is a commodity and its price is subject to wide fluctuations in response to relatively minor changes in supply and demand for oil, market uncertainty, and a variety of additional factors beyond our control. Those factors include, among others: global demand and supply; political developments in producing regions; weather conditions; governmental regulations; international conflicts and acts of terrorism; the price and availability of alternative sources of energy; and overall local and global economic conditions. Moreover, lower oil prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil we can produce economically, if any, and, as such, may have a negative impact on the reserves of the fields in which we operate. As result, our financial performance could be materially and adversely affected by declines in oil prices.

Our reserves estimates depend on many assumptions that may turn out to be inaccurate and are not subject to review by independent reserve auditors

The process of estimating oil and gas reserves is complex, although the fields where we produce oil and gas are mature (Block I has been in production for over 100 years and Block V for over 50 years). In order to prepare our reserves estimates for Blocks I and V presented in this annual report, we must project production rates and timing of development expenditures as well as analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. Therefore, estimates of reserves are inherently imprecise. Moreover, our reserve estimates for Blocks I and V included in this annual report have been prepared internally by our team of engineers, and have not been audited or reviewed by independent engineers. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable reserves will most likely vary from the estimates presented in this annual report, and those variances may be material. Any significant variance could materially affect the estimated reserves of the fields in which we operate.

On December 12, 2014, we were awarded license contracts for a 30-year term for Blocks III and IV and we began operations on April 5, 2015. Considering the recent initiation of operations, we have not yet prepared our own reserve estimates for these blocks. As a result, we have not included in this annual report reserve estimates for Blocks III and IV; instead, we have included production levels of prior contractors for 2012-2014 in Blocks III and IV based on information published by Perupetro. We cannot assure you what the reserves estimates for Blocks III and IV will be once we complete our evaluation.

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

Governmental entities may terminate prematurely our concessions and similar contracts under various circumstances, some of which are beyond our control

Our ability to continue operating our concessions and similar public-sector contracts depends on governmental authorities, which may revoke the agreement for certain reasons set forth in the relevant documentation contract and in applicable legislation, including the failure to comply with any contractual terms (including the concessionaire’s default on debt) or applicable law. Moreover, the relevant governmental authority may terminate and/or repossess a concession at any time, if, in accordance with applicable law, it determines that it is in the public interest to do so. The relevant governmental authority may also assume the operation of a concession in certain emergency situations, such as war, public disturbance or threat to national security. In addition, in the case of force majeure , the relevant governmental authority may require us to implement certain changes to our operations. If the government terminates any of our concessions, under Peruvian law it is generally required to compensate us for the amount of our unrecovered investment, unless the concession is revoked pursuant to applicable law or the terms of the concession which would imply a serious breach of the concession’s terms by us. Such compensation process is likely to be time consuming and the amount paid to us may not fully compensate us. We cannot assure you that we would receive such compensation on a timely basis or in an amount equivalent to the value of our investment in a concession plus lost profits.

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

Our contract with Petroperú S.A. (“Petroperú”) for fuel storage at the South terminal is currently scheduled to expire in August 2015, with a new public biding expected to take place in May. Moreover, we cannot assure you whether or when we will undertake any of the projects that have been awarded to us but for which contract negotiations are ongoing, in particular the concession for the Via Expresa Javier Prado. A contract for the Via Expresa Javier Prado was approved by the City of Lima´s Council in November 2013 and was submitted to the Peruvian Ministry of Economy and Finance, which requested additional studies related to traffic volumes prior to approving the project. Such studies are currently being prepared. We cannot assure you that the Ministry will approve the contract under the current terms or at all. We may not be able to negotiate contracts terms that are favorable to us or at all. In addition, these projects may suffer long delays or suspension as a result of political considerations or other factors.

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

Our business may be adversely affected if we are not able to obtain the necessary licenses and/or authorizations for our developments in due time

Real estate development requires obtaining certain licenses, authorizations and registrations. In Peru, local authorities are responsible for issuing most of the licenses that are required during the development stage, including zoning, demolition and construction licenses, among others. Currently, we have approximately 19 real estate projects in various stages of development. We have not yet initiated the administrative processes before the appropriate authorities, or such procedures are pending approval, for two of these developments, including our Project Espacio (formerly Cuartel San Martín), a multi-use development project, as they are still in the early stages of development. A denial or an extended delay by applicable administrative authorities may render land unsuitable for development or delay the completion of planned projects, increase our costs and adversely affect our business and financial performance.

Scarcity of financing and/or an increase in interest rates could decrease the demand for real estate properties

The scarcity of financing and/or an increase in interest rates may adversely affect the ability or willingness of prospective buyers to purchase our real estate properties. In most cases, the purchasers of our residential or commercial properties finance at least part of the purchase price with mortgage loans. In 2014, 67.8% of our residential units was sold to purchasers who received government subsidies to finance the purchase homes. An increase in interest rates, whether as a result of market conditions or government action or otherwise, may cause a decrease in the demand for our residential and commercial properties and for land development, as well as an increase of our own financing costs, which may adversely affect our business and financial performance.

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

Determinations by INDECOPI may adversely affect our ability to enforce binding contracts

In resolving consumer protection complaints in the real estate and insurance sectors, INDECOPI has made determinations against real estate developers that in effect altered their contractual arrangements with purchasers, including one determination against Viva GyM which we are currently challenging in the judicial system. Moreover, some purchasers of our real estate have recently filed complaints against us before INDECOPI and/or made claims in the media with the objective of obtaining not only compensation for alleged deficiencies in housing construction but also improved terms from those that they originally agreed to, which may have a negative impact on our real estate business. An increase in consumer complaints and consumer protective measures, particularly those that alter contractual terms, if we are not able to counter these claims, may affect our ability to enforce our contracts under existing terms, which may have a negative impact on our real estate business.

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

Fluctuations in the value of the nuevo sol could adversely affect financial performance

Fluctuations in the value of the nuevo sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, fluctuations in the value of the nuevo sol to the U.S. dollar can materially adversely affect our results of operations. In 2014, 37.2% and 55.7% of our revenues were denominated in nuevos soles and U.S. dollars, respectively, whereas 70.1% and 23.1% of our costs of sales were denominated in nuevos soles and U.S. dollars, respectively. In the past the exchange rate between the nuevo sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of nuevo sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

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

As a result of reforms initiated in the 1990s, Peruvian inflation decreased significantly from four-digit inflation during the 1980s. The Peruvian economy experienced annual inflation of 2.1% in 2010, 4.7% in 2011, 2.6% in 2012, 2.9% in 2013 and 3.2% in 2014, as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú).

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

The Peruvian economy could be affected by adverse economic developments in regional or global markets

Financial and securities markets in Peru are influenced, to varying degrees, by economic and market conditions in regional or global markets. Although economic conditions vary from country to country, investors’ perceptions of events occurring in one country may adversely affect cash flows and securities from issuers in other countries, including Peru. For example, the Peruvian economy was adversely affected by the political and economic events that occurred in several emerging economies in the 1990s, including in Mexico in 1994, the Asian crisis in 1997, the economic crisis in Russia in 1998, the Brazilian currency devaluation in 1999 and the Argentine crisis in 2001, which affected the market value of securities issued by companies from markets throughout Latin America. In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy. The 2008-2009 global economic recession, principally driven by the subprime mortgage market in the United States, substantially affected the international financial system, including Peru’s securities market and economy. Additionally, economic concerns in Europe, slower growth in China and declines in global commodity, in particular oil and gas, prices may reduce the confidence of foreign investors, which may cause volatility in the securities markets and affect the ability of companies to obtain financing globally. The worsening of current global conditions or a new economic or financial crisis could affect Peru’s economy, and, consequently, materially adversely affect our business and financial performance.

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

These countries have suffered significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in current administrations will result in changes in governmental policy and whether such changes will affect our business. Instability in the region has been caused by many different factors, including: significant governmental influence over local economies; substantial fluctuations in economic growth; high levels of inflation; changes in currency values; exchange controls or restrictions on expatriation of earnings; high domestic interest rates; wage and price controls; changes in governmental economic or tax policies, including retroactive changes; imposition of trade barriers, including import duties on information technology equipment; electricity rationing; liquidity of domestic capital and lending markets; unexpected changes in regulation; expropriations; and high levels of organized crime, terrorism and social conflicts, as well as overall political, social and economic instability. More recently, tax and other governmental reforms in Chile have led to concerns about potential negative effects on the Chilean economy, and the decline in global oil prices has also led to concerns about potential negative effects on the Colombian economy.

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

No shareholder or group of shareholders holds a majority of our common shares

Our directors and senior management, directly and indirectly, own approximately 32.17% of our common shares as of December 31, 2014, and our Chairman owns, directly and indirectly, 17.81% of our common shares. No shareholder or group of shareholders currently owns a majority of our common shares. In addition, there is no shareholders’ agreement among any of our significant shareholders. Accordingly, no shareholder or group of shareholders may on its own determine the outcome of substantially all matters submitted for a vote to our shareholders. In addition, a new investor or group of investors may in the future seek to acquire a significant stake in, or control of, our company, subject to compliance with Peruvian tender offer requirements which require that a tender offer be made to all shareholders upon, among other matters, acquisition of 25%, 50% and 60% of our voting rights. If a new investor or group of investors acquires a significant stake in, or control of, our company, we cannot assure you that such investor or group of investors will not seek to change how our business is managed.

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

If we are unable to maintain effective internal control over financial reporting in the future, our results of operations and the price of our ADSs could be adversely affected

Beginning in 2014 we undertook a formal assessment of our internal controls over financial reporting in compliance with Section 404 of the U.S. Sarbanes Oxley Act of 2012. Any failure to maintain controls, or implement required new or improved controls, could harm our operating results or cause us to fail to meet our reporting obligations. If, in subsequent years, we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.

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

Graña y Montero has been operating in Peru since 1933 and it is listed on the Lima Stock Exchange since 1997 and the New York Stock Exchange since 2013. Set forth below are key highlights in our company’s history:

●	Graña y Montero traces its origins to its predecessor company GRAMONVEL, founded 81 years ago by, and named after, engineers Alejandro Graña Garland, Carlos Montero Bernales and Carlos Graña Elizalde. We began primarily as a construction company.

●	We expanded our operations internationally in 1943 with our contract to build a Nestle factory in Venezuela.

●	In 1948, we began one of our largest projects since our founding-the construction of the city of Talara for the International Petroleum Company, which was completed in 1957.

●	In 1949, GRAMONVEL merged with Morris y Montero to form Graña y Montero Contratistas Generales S.A. (now GyM S.A., our construction subsidiary), expanding its service offerings and increasing its capacity to undertake large-scale infrastructure projects.

●	In 1968, José Graña Miró Quesada joined GyM S.A., and eventually became its chief executive officer in 1982, instilling our core corporate values of quality, professionalism, reliability and efficiency.

●	In 1983, we began a diversification strategy by developing complementary lines of business. In 1984, we founded GMP, our oil and gas subsidiary. In 1985, we partnered with Sonda S.A. (a Chilean IT services company) to form GMD, our IT services subsidiary. Beginning in 1987, we founded our real estate development business, currently Viva GyM.

●	In 1996, we reorganized our subsidiaries and founded Graña y Montero, which became the principal shareholder of all our subsidiaries. In 1997, we listed our company on the Lima Stock Exchange.

●	In 1998, the company built Larcomar, a landmark shopping center in Lima that has become a popular tourist destination, which we sold in 2010.

●	In 2003, 2006 and 2007, we were awarded the concessions for the construction, operation and maintenance of the Norvial, Canchaque and Survial toll roads, respectively.

●	In 2007, we also developed the first large-scale affordable housing project in Lima, consisting of 3,400 apartment units and located in the district of El Agustino.

●	In 2011, Graña y Montero acquired 75.0% of CAM, a leading company in the electricity sector based in Chile, and formerly part of the Latin American power generation and distribution company Enersis.

●	In 2012, we began operating the Lima Metro.

●	In July 2013, we listed our company on the New York Stock Exchange.

●	In 2012 and 2013, Graña y Montero acquired 74.0% and 6.4%, respectively, of Ingeniería y Construcción Vial y Vives S.A. (“Vial y Vives”), an engineering and construction company specializing in the Chilean mining sector. In August 2013, we acquired 86.0% of DSD Construcciones y Montajes S.A. (“DSD Construcciones y Montajes”), a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sectors in Chile and Latin America. In July 2014, our subsidiary Vial y Vives merged with DSD Construcciones y Montajes to form Vial y Vives - DSD S.A. (“Vial y Vives - DSD”), with our subsidiary GyM Chile SpA holding a 82.0% interest in Vial y Vives - DSD.

●	In January 2014, we acquired 1.04% of Transportadora de Gas Natural del Peru. With that acquisition, we hold an interest of 1.64% in that company.

●	In March 2014, we acquired control of Coasin Instalaciones Ltda. (“Coasin”) for an amount of US$2.1 million.

●	In September 2014, our subsidiary Norvial issued its first bond program for a maximum amount of S/. 380 million or its equivalent in US dollars.

●	In October 2014, our subsidiary GyM S.A. acquired 13.5% of Stracon GyM. With that acquisition, our subsidiary GyM S.A. holds an interest of 87.6% in Stracon GyM S.A.

●	In December 2014, our subsidiary GyM S.A. acquired 70% of the share capital of Morelco S.A. (“Morelco”), a Colombian engineering and construction company specialized in the oil and gas and other energy sectors.

●	In December 2014, we formalized an agreement with Enagas International, S.L. (“Enagas”) and Canada Pension Plan Investment Board (“CPPIB”) whereby we acquired 51% of Tecgas N.V. (“Tecgas”), the current operator of Transportadora de Gas del Perú and owner of 100% of the shares of Compañía Operadora de Gas del Amazonas (“COGA”). Enagas International, S.L. acquired 30% of Tecgas and CPPIB maintained a 19% participation.

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

For information on our organizational structure, see “Item 4.C. Information on the Company – Organizational Structure.”

For information on our capital expenditures and divestitures, see “Item 5.B. Operating and Financial Review and Prospect––Liquidity and Capital Resources––Capital Expenditures.”

B.	Business Overview

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2014, and the largest publicly-traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2014, with strong complementary businesses in infrastructure, real estate and technical services.

With more than 80 years of operations, we have a long track record of successfully completing the engineering and construction of many of Peru’s landmark private- and public-sector infrastructure projects, such as the Lima International Airport and the Peru LNG gas liquefaction plant, and we believe we have earned a reputation for operational excellence in our markets. We have developed a highly-experienced management team, a talented pool of more than 4,000 engineers and a skilled work force that share our core corporate values of quality, professionalism, reliability and efficiency. As a company listed on the Lima Stock Exchange since 1997 and the New York Stock Exchange since 2013, we also abide by the highest corporate governance standards in Peru.

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

As a result of our performance in Peru, we have been requested by clients to undertake the engineering and construction of large and complex projects outside our home market, such as the Pueblo Viejo gold mine for Barrick Gold in the Dominican Republic. Through the successful execution of those projects, we have developed operational experience in other Latin American countries. We have further expanded our activities in other key markets of the region through the acquisition of businesses with solid positions in those markets. In February 2011, we acquired a controlling interest in Compañía Americana de Multiservicios (CAM), which is headquartered in Chile and provides technical services to power utility companies in Chile, Peru, Colombia and Brazil. In October 2012, we acquired a controlling interest in Vial y Vives, an engineering and construction company specializing in the Chilean mining sector, and in August 2013, we acquired a controlling interest in DSD Construcciones y Montajes, a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sectors in Chile and Latin America. In December 2014, we acquired a controlling interest in Morelco, an engineering and construction company specialized in the Colombian oil and gas and other energy sectors. We expect to continue to selectively undertake projects and pursue acquisitions and strategic alliances in Latin America to further expand our company outside Peru, with a particular focus on Chile and Colombia.

The tables below show the growth in our backlog, revenues and Adjusted EBITDA from 2010 to 2014.

            Backlog (in millions of S/.)                 Revenues (in millions of S/.)         Adjusted EBITDA (in millions of S/.)

(1)	Includes US$349 million of backlog from a business we acquired in December 2014.

During 2014, we generated revenues of S/.7,008.7 million (US$ 2,344.8 million), Adjusted EBITDA of S/.911.9 million (US$305.1 million), and net profit of S/.361.2 million (US$120.9 million) including net profit attributable to controlling interest of S/.299.7 million (US$100.2 million). From 2010 through 2014, our revenues and Adjusted EBITDA grew at a compounded annual growth rate (CAGR) of 29.4% (23.0% excluding acquisitions) and of 12.3% (7.6% excluding acquisitions), respectively. From 2013 through 2014, our revenues and Adjusted EBITDA grew 17.5% (10.6% excluding acquisitions) and 12.3% (7.6% excluding acquisitions), respectively.

Our Strengths

We believe our company’s strengths provide us with significant competitive advantages. Our principal strengths include the following:

Leader in fast-growing markets

We are the largest engineering and construction company in Peru as measured by revenues during 2014, and the largest publicly-traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2014. Peru is undergoing a period of unparalleled development, with over 5.0% average annual real GDP growth between 2009 and 2014 and significant private and public investments in the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. We have completed some of the most complex and large-scale infrastructure projects in the country, and we believe we are an integral part of Peru’s ongoing transformation with projects that contribute to the overall economic development of the country. We believe our expertise, reputation, scale and operational capabilities in Peru position us to take advantage of the country’s favorable economic conditions and growth opportunities. We believe we are also a significant infrastructure concessionaire in Peru, the largest apartment building developer in Peru, and a leading IT company in Peru.

We believe we are well-positioned to leverage our platform in the Peruvian market to continue to grow our business in other countries in Latin America, primarily Chile and Colombia. Throughout our history, we have undertaken complex E&C projects in the region and have recently completed acquisitions in Chile and Colombia. Moreover, we believe we are one of the leading mining E&C companies in Latin America.

Long-standing track record and reputation for operational excellence

During our more than 80-year history, we have focused on the successful and on-time execution of complex projects, through our “deliver before deadline” and “lean construction” initiatives. Our extensive experience has allowed us to gain deep market knowledge and expertise, which help us better serve our clients and manage risks in our contractual arrangements. We believe we have a reputation for operational excellence, and were named among the top ten most admired companies in Peru by PwC in 2012. In addition, KPMG ranked us seventh out of 100 companies with the best reputations in Peru in 2012, 2013 and 2014. We believe that our track record and the reputation we have earned in our markets are key factors in winning new and repeat business, as well as in partnering with strategic industry players and attracting top talent to our company.

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

Growth and profitability with strong financial position

Our operations have grown over the last several years, with our consolidated revenues and Adjusted EBITDA growing at CAGR of 29.4% (23.0% excluding acquisitions) and 12.3% (7.6% excluding acquisitions) from 2010 to 2014, respectively. We have achieved this growth with low levels of indebtedness, relying mainly on cash flow from operations to fund our growth. As of December 31, 2014, our net debt to Adjusted EBITDA ratio was 1.0x, with net debt of S/.(933.2) million (US$(312.2) million). In 2014, we achieved an Adjusted EBITDA margin (i.e., Adjusted EBITDA as a percentage of revenues) of 13.0%.

Robust backlog and significant additional potential projects

We have a robust backlog which amounted to US$3.765.4 million as of December 31, 2014. We believe that our backlog, which as of December 31, 2014 represented approximately 1.7x our related 2014 revenues, provides visibility as to our potential for growth in the coming years, although backlog may not always be an accurate indicator of future revenues. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.” Moreover, we believe our backlog is strategically targeted to our key end-markets. Approximately, 85.8% of our backlog as of December 31, 2014 is comprised of contracts with the private sector, strategically targeted to our key end-markets, such as mining, infrastructure, power, energy and real estate. In addition to our backlog, we also have significant potential projects in our pipeline. We have already been awarded a concession for the Via Expresa Javier Prado project, for which we are currently in the contract negotiation stage. We are also in the process of obtaining the necessary licenses to begin construction of our Project Espacio (formerly Cuartel San Martín), a large multi-use real estate development. Furthermore, we continuously evaluate bidding on contracts arising from the significant ongoing private and public investments in Latin America.

Proven ability to create and grow businesses organically and through acquisitions

We have proven our ability to extend our engineering and construction capabilities into complementary lines of business in a diverse range of industries, some of which began as innovative start-ups in response to client needs. For example, in 1984, we created a new IT business division, which grew and evolved through the years to become the second largest IT company in Peru. Additionally, we also have successfully acquired and integrated new businesses. In February 2011, we acquired a controlling interest in CAM, our electricity services business headquartered in Santiago, Chile, and have integrated its operations and personnel into our company, while improving its operational performance. In October 2012, we acquired Vial y Vives, an engineering and construction company specializing in the Chilean mining sector which complements our leading E&C practice in the mining sector. In August 2013, we acquired a controlling interest in DSD Construcciones y Montajes, a Chilean engineering and construction company whose main focus is electromechanical works and assemblies in construction projects related to oil refineries, pulp and paper, power plants and mining plants. More recently, in December 2014 we acquired a controlling interest in Morelco, an engineering and construction company specialized in the Colombian oil and gas and other energy sectors. We believe that our proven ability to create new businesses, develop businesses organically and acquire and successfully integrate new businesses into our platform is a key competitive advantage as we continue to expand our operations in Latin America.

Highly experienced management, talented engineers and skilled workforce, with shared core corporate values

Our senior management team has an average tenure within our company of approximately 20 years. In March 2014, Euromoney recognized us as the best managed company in Latin America, the first time a Peruvian company has received this recognition, and the best managed company in the construction and cement sectors in Latin America. For the third consecutive year, we were recognized by PWC as one of the ten most admired companies in Peru, with an outstanding ranking in the corporate governance category. Also, we received an award from LatinFinance magazine for being the corporate with the best equity market strategy, as well as the Andean corporate with the best capital markets strategy, as part of the 2014 LatinFinance Best Corporates survey. In addition, for the third year (2014, 2010, 2009) we were granted the “Llave de la BVL” award by the Lima Stock Exchange for good corporate governance as well as for the liquidity of our shares. We motivate our management through performance-based compensation, which align their interests with those of our shareholders. In addition, through our efforts to attract, train and retain our workforce, we have built a talented team of employees, including more than 4,000 engineers. We also have access to a network of approximately 83,000 manual laborers throughout Peru that can supplement our workforce when required by our construction pipeline. Thanks to our extensive and talented team, we have the capability and scale to undertake large and complex projects in Peru and elsewhere.

We have been listed on the Lima Stock Exchange since 1997 and the New York Stock Exchange since 2013. We abide by the highest corporate governance standards in Peru, and we are one of only 15 companies in Latin America, and one of only three in Peru, that form part of the Company’s Circle, which recognizes companies for their high corporate governance standards and is sponsored by the International Finance Corporation (IFC), the Organization for Economic Co-operation and Development (OECD) and the Global Corporate Governance Forum. In addition, we have developed a strong corporate culture based on principles of high-quality, professionalism, reliability and efficiency. We employ rigorous safety standards and procedures and emphasize environmental sustainability and social responsibility. In 2014, our engineering and construction subsidiary GyM had an accident incidence rate of 0.57, calculated over 91,180,467 hours worked.

Our Strategies

Our vision is to be “the most reliable engineering services company in Latin America.” Our key strategies to achieve this vision include the following:

Be the contractor of choice for large-scale and complex projects in Peru and other key Latin American markets

We intend to enhance our position as a contractor of choice for large-scale and complex infrastructure projects in Peru and other key Latin American markets, by (i) utilizing the scale, expertise and market knowledge we have accumulated during our more than 80-year operating history to strengthen and expand our E&C segment; (ii) maintaining and further developing our long-standing client relationships based on our ongoing pursuit of operational excellence; (iii) continuing to strategically partner with global industry leaders, such as Bechtel and Fluor, with complementary capabilities for specific projects that we undertake; and (iv) leveraging our expertise in the mining sector with a view to becoming the premier mining services provider throughout Latin America.

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

Continue fostering our core corporate values throughout the organization

We will continue to instill our core corporate values throughout our organization, while also transmitting these values to surrounding communities. We will continue to attract and develop our human capital through various training, mentorship and reward programs in order to maintain our position as the best company in Peru to learn and work in the engineering and construction field. We also seek to promote social welfare by fostering relationships with the communities that surround our areas of operation. In 2012, the Inter-American Federation of the Construction Industry recognized us for our corporate strategy and promotion of citizenship with the Latin American

Social Responsibility award. In addition, in 2014, KPMG ranked us eleventh among the 100 most responsible companies and with the best corporate governance in Peru. We strive to promote our corporate values to strengthen our organization and improve our performance as well as to have a positive impact on the markets where we operate.

Engineering and Construction

Our E&C segment has a more than 80-year track record and is the largest player in Peru as measured by revenues during 2014, according to our estimates based on Peru: The Top 10,000 Companies 2013, undertaking a broad range of activities relating to: engineering; civil construction; electromechanic construction; building construction; and contract mining. We provide E&C services for a diverse range of end-markets, focusing on the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. The following chart sets forth our 2014 revenues by end-market.

2014 E&C Revenues by End-Market

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

Although we primarily undertake engineering and construction projects in Peru, our clients often ask us to undertake the engineering and construction of large and complex projects in other countries such as Mexico, the Dominican Republic, Bolivia, Panama and Chile. As a result, we have developed extensive experience executing projects throughout Latin America. To further capitalize on our capabilities and expertise, we have decided to expand our activities into other key markets, such as Chile and Colombia, which are benefitting from high levels of investment and are aligned with our areas of strategic focus. In 2014, approximately US$282.7 million of our E&C revenues were derived from international projects outside of Peru.

The acquisition of Vial y Vives - DSD has solidified our presence in Chile. While we have been undertaking projects in Chile since 1995, such as the construction of the transmission line and crusher of the Caserones mine for SCM Minera Lumina Copiapo, we believe we will benefit from the established and long-lasting presence in the country of both Vial y Vives and DSD Construcciones y Montajes. Moreover, through the acquisition in December 2014 of Morelco, an engineering and construction company focused on the oil and gas and other energy sectors, we established our presence in the Colombian market.

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

The table below sets forth selected financial information for our E&C business segment.

	As of and for the year ended December 31,
	2012	2013	2014	2014
	(in millions of S/., except as indicated)			(in millions of US$)(2)
Revenues	3,524.6	4,075.3	5,035.7	1,684.7
Adjusted EBITDA	387.9	546.0	459.4	153.7
Adjusted EBITDA margin	11.0%	13.4%	9.1%	—
Net profit	188.5	256.5	193.6	64.8
Net profit attributable to controlling interest	165.1	211.6	164.1	54.9
Backlog (in millions of US$)(1)	2,925.4	3,044.0	2,835.3	—
Backlog/revenues ratio(1)	2.1x	2.1x	1.7x	—

(1)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

(2)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

Principal Engineering and Construction Activities

The following chart sets forth our 2014 revenues by E&C activity.

2014 E&C Revenues by Activities

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

Major Projects

We have played an active role in the development of the infrastructure sector in Peru, as well as other countries in Latin America, including the construction of roads, hotels, hospitals, shopping centers, housing developments, concentrator plants, hydroelectric power plants, thermal power plants and transmission lines as well as water supply and sewage projects, irrigation projects and dam building, among others. Throughout our history, we have participated, on our own or through minority or majority interests in joint operations, in a diverse range of landmark projects, including the following:

●	in 1948, Talara city in northern Peru for the International Petroleum Company, consisting of 2,000 homes, schools, churches, a movie theater and airport;

●	in 1950, a 430 km stretch of the Panamericana Sur highway;

●	in 1952, the Rebagliati hospital, the largest public hospital in Peru;

●	in 1960, the Cañón del Pato hydroelectric power plant, the second largest hydroelectric plant in Peru in terms of installed capacity;

●	in 1961, the Jorge Chavez International Airport, Peru’s first international airport, located in Lima;

●	in 1969, the Cuajone mining project, the largest copper mine and smelter complex in the world at that time and, in 1997, the Ilo smelter and refinery for Southern Copper Corporation;

●	in 1974, the Sheraton Hotel in Lima, and, in 1995, the Sheraton Hotel in Santiago, Chile;

●	in 1988, the Chavimochic irrigation project, the most significant irrigation project in Peru;

●	in 1992, the Four Seasons Hotel in Mexico City, Mexico;

●	in 1995, the U.S. Embassy in Peru;

●	in 1998, the Mantaro-Socobaya 605 km transmission line, which connected the country’s electrical grids;

●	in 2000, the Marriot Hotel in Lima;

●	in 2002, began providing open pit mining services, which are ongoing, to Brocal;

●	in 2004, the Ralco hydroelectric power plant in Chile;

●	in 2004, the gas fractionation plant and, in 2008, its expansion for Consorcio Camisea, Camisea project, the largest energy project in Peru’s history;

●	in 2005, the San Cristobal concentrator plant in Bolivia;

●	in 2005, the Cerro Verde mine concentrator plant for Phelps Dodge;

●	in 2008, the Cerro Corona concentrator plant for GoldFields;

●	in 2008, the Parque Agustino real estate development project, the first major affordable housing project in Peru, which consists of 3,400 units;

●	in 2009, the Westin Lima Hotel, currently the tallest building in Peru;

●	in 2010, the Melchorita liquefaction plant for Peru LNG, Camisea project;

●	in 2010, the Bayóvar plant for Vale;

●	in 2010, the Gran Teatro Nacional, the most modern theater in Peru;

●	in 2011, Pueblo Viejo Mine concentrator plant for Barrick Gold Corp. in the Dominican Republic;

●	in 2011, the first stretch of Line One of the Lima Metro for the Peruvian Ministry of Transport and Communications;

●	in 2012, for project manager Bechtel, the Antapaccay copper concentrator developed by Xstrata Copper, the world’s fourth largest copper producer;

●	in 2013, expansion of the plant for Cementos Lima, the largest cement producer in Peru;

●	in 2013, the Huanza hydroelectric plant for Compañía de Minas Buenaventura;

●	in 2013, the leaching pad La Quinua for the Yanacocha mine;

●	in 2014, the second stretch of Line One of the Lima Metro for the Peruvian Ministry of Transport and Communications;

●	in 2014, construction of a natural gas distribution network for Contugas, providing access to natural gas for five districts south of Lima;

●	in 2014, construction of the Nueva Fuerabamba city, an integral real estate development project for the population surrounding the Las Bambas mining project;

●	in 2014, construction of a concentrator plant for the Toromocho copper mine, developed by Chinalco Mining; and

●	in 2014, construction of a primary crusher for Mina Caserones, developed by Minera Lumina Copiapo, which is expected to have a daily production capacity of 144,230 tonnes.

We currently have a diversified portfolio of ongoing projects, on our own or through majority or minority interests in joint operations, in a wide range of sectors in Peru and the other countries where we operate, including the following:

●	construction of a copper concentrator plant for the Las Bambas mining project, managed by Bechtel and developed by Xstrata Copper. Upon its scheduled completion in the third quarter of 2015, the project is expected to have a daily processing capacity of 140,000 tonnes;

●	engineering, procurement and construction of the 510 MW Cerro del Águila S.A hydroelectric plant for IC Power, which is expected to represent approximately 10% of Peru’s installed generation capacity. The project, which is scheduled to be completed in the first quarter of 2016 is expected to include the construction of a 75 meter high dam and a 6 km tunnel;

●	construction of a 99.9 MW expansion of the Machu Picchu hydroelectric plant for Egemsa, which is expected to be completed in the second quarter of 2015;

●	engineering, procurement and construction of La Chira, a waste water treatment plant for the city of Lima for which we also have the concession through a joint operation with Acciona Agua. This project, which is scheduled to be completed in the fourth quarter of 2015, is expected to include a 3.5 km submarine pipeline;

●	engineering, procurement and construction of a concentrator plant for the La Inmaculada silver and gold project, developed by Hochschild Mining. This project, which is scheduled to be completed in the third quarter of 2015, is expected to have a daily processing capacity of 3,500 tonnes;

●	construction of access facilities and a tailings dam for the Mina Constancia project, which is scheduled to be completed in 2017 and is being developed by Hudbay Minerals Inc.;

●	design, engineering, procurement and construction of the new stock pile and 10,000 conveyor belts for the Escondida Mine, managed by Bechtel, which is scheduled to be completed in 2016;

●	construction of a tailings dam for the Mina de Cobre Panamá project, developed by First Quantum Minerals. This project, which is scheduled to be completed in 2016, is the second largest foreign investment project in Panama’s history, after the Panama Canal;

●	expansion of the process plant for the Cerro Verde mine, one of the biggest concentrator plants in Latin America. This project is scheduled to be completed in the fourth quarter of 2016;

●	construction of the Via Expresa Sur, which includes the construction of a 4.5 Kms extension of an urban road in the city of Lima, as well as the equipment required for the operation of the toll. The road is scheduled to be completed in 2018;

●	design and construction of the third phase of the hydraulic works (or irrigation) for Chavimochic project. This infrastructure project will incorporate 63,000 hectares for modern agriculture and will improve the irrigation of 47,000 hectares in northern Peru. This project is scheduled to be completed in 2018;

●	construction and design of a luxury business complex consisting of offices and a shopping mall, with state-of-the-art technology which will make it a smart building. This project is scheduled to be completed in 2018;

●	engineering, procurement and construction of Guyana Goldfields’ Aurora gold project in Guyana. The scope of works includes a 1.75 Mt/a processing plant, power station and integration management. This project is scheduled to reach commercial production by the end of 2015;

●	construction of civil works for Ñuble de Pasada hydroelectric plant for the client Hidroeléctrica Ñuble SpA (subsidiary of Eléctrica Puntilla S.A.). The project consists of the execution of all the necessary civil works for the proper functioning of the Ñuble hydroelectric plant, including construction of the water intake, abduction canal, discharge piping and machine house. This project is scheduled to be completed in the third quarter of 2015;

●	construction of civil works and electromechanical assembly of the combined cycle power plant in the Kelar combined cycle thermoelectric plant located in Mejillones, Antofagasta Region, Chile. The project consists of performing structural excavations, foundations to insert and close perimeter, as well as the complete assembly, which includes structural, mechanical, piping and electrical assembly, in addition to instrumentation of both gas and steam turbines, as well as of the balance plant (BOP). This project is scheduled to be completed in 2016; and

●	construction of the civil earthworks, pad and waste dump for the Shahuindo Gold Mine located in Cajabamba, province of Cajamarca. This project is scheduled to be completed in 2016.

Clients

We believe we have developed long-term relationships with many clients as a result of our performance over the years and are focused on the successful and on-time execution of complex projects, through our “deliver before deadline” and “lean construction” initiatives. Our extensive experience has earned us a reputation for operational excellence and allowed us to gain deep market knowledge and expertise, which help us better serve our clients. The principal clients of our E&C segment include renowned domestic and multinational mining, power, oil and gas, transportation and infrastructure development companies, such as Xstrata, Hochschild, Buenaventura, Luz del Sur, Kallpa, Transelec, Union Andina de Cementos S.A.A., Rio Alto, Chinalco Mining, Minera Lumina Copiapo, Hudbay Minerals, among others. We have a well-diversified client base, as none of our engineering and construction clients accounted for 15% or more of our consolidated revenues in 2014.

Project Selection and Bidding

We win new engineering and construction contracts through public bidding processes or direct negotiation, from a variety of sources, including potential client requests, proposals from existing or former clients, opportunities sought by our commercial team and from requests by the Peruvian government. More than 80% of our 2014 revenues came from private-sector projects. The Peruvian government and its agencies typically award construction contracts through a public bidding process conducted in accordance with the Peruvian State Contracting Law (Ley de Contrataciones del Estado). In the private sector, in addition to obtaining new projects, another important source of revenue involves increases in the scope of work to be performed in connection with already existing projects. These arrangements are typically negotiated directly with the client, often during the course of the work we are already performing for that client.

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

Contracts

We principally enter into four types of engineering and construction contracts:

●	Cost-plus fee contracts. The contract price is based upon actual costs incurred for time and materials plus a fee, which may be a percentage of the costs incurred or a pre-determined fee. Sometimes, cost-plus fee contracts include a target price, and a contractual arrangement that determines our responsibility in the event the total cost of the project exceeds the target price or the benefit we receive if the total contract price results in cost savings. Cost-plus fee contracts tend to involve the least budgeting risk for us.

●	Unit price contracts. The contract price is based upon a price per unit (i.e., variable quantities of work priced at defined unit rates). Each line item of the project budget, such as cubic meter of earth excavated or cubic meter of concrete poured, has a defined price, but the quantities of the units may vary. Our bid price reflects our estimate of the costs that we expect to incur for each work unit. These contracts typically include an “escalation” clause which is essentially an adjustment mechanism to account for Peruvian inflation.

●	Lump-sum contracts. The contract price is fixed. Our bid is meant to cover all costs and include a profit. The principal risk in these types of contracts are errors in calculating our costs, including those of raw materials; miscalculation of the number of units or workers needed to complete the project; unanticipated technical complexities; or other unexpected events or circumstances that may increase our costs.

●	Engineering, procurement and construction (EPC) contracts. EPC contracts, known as “single source” or “turn-key” contracts, are also lump-sum contracts. Pursuant to EPC contracts, we provide a broad range of basic and detailed engineering services, including preparation of the technical project specifications, detailed drawings and construction specifications; technical studies; and identification of lists of materials and equipment necessary for the project. These contracts, which we utilize predominantly for our mining contracts, require a high-level of expertise and generally involve the most budgetary risks for us.

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

The table below sets forth selected financial information for our Infrastructure business segment.

	As of and for the year ended December 31,
	2012	2013	2014	2014
	(in millions of S/., except as indicated)			(in millions of US$)(2)
Revenues	524.5	681.0	884.8	296.0
Adjusted EBITDA	212.3	244.3	309.0	103.4
Adjusted EBITDA margin	40.5%	35.9%	34.9%	—
Net profit	84.0	74.5	119.1	39.8
Net profit attributable to controlling interest	66.7	59.9	102.2	34.2
Backlog (in millions of US$)(1)	413.4	320.2	311.6	—
Backlog/revenues ratio(1)	7.0x	3.4x	2.7x	—

(1)	For more information on our backlog, see “—Backlog.” Does not include our Norvial toll road concession, our Energy line of business and our jointly controlled COGA venture. Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. Includes revenues only for businesses included in backlog.

(2)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

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

The following table shows selected information about our current concessions and long-term contracts as of December 31, 2014.

Project	Year Granted	Initiated Operations	Expiration	Characteristics	% Owned by Us	Status

Toll Roads:
Norvial	2003	2003	2028	183 km	67.0%	Operating
Survial	2007	2008	2032	750 km	99.9%	Operating
Canchaque	2006	2010	2025	78 km	99.9%	Operating
Via Expresa Sur	2013	2018 (expected)	2053	4.5 km	100.0%	Under construction
Mass Transit:
Lima Metro	2011	2012	2041	33.6 km	75.0%	Operating
Water Treatment:
La Chira	2012	December 2015 (expected)	2037	Avg. treatment capacity of 6.3 m3/sec (expected)	50.0%	Under construction
Chavimochic	2013	2017 (expected)	2038	101 thousand hectares to irrigate	26.5%	Under construction
Energy(1):
Oil Production Block I	1995	1995	2021	Avg. daily production of 1,460 bbl (2013)	100%	Operating
Block V	1993	1993	2023	Avg. daily production of 132 bbl (2013)	100%	Operating
Gas Processing(2)	2006	2006	N/A	Avg. daily processing capacity of 84 MMcf	100%	Operating
North and Central Fuel Terminals	2014	2014	2034	Aggregate storage capacity of 2.2 MMbbl	50.0%	Operating
South Fuel Terminals	1997	1998	August 2015(3)	Aggregate storage capacity of 1.4 MMbbl	50.0%	Operating
COGA	2003	2004	2034	1,430km of gas pipelines	51.0%	Operating

(1)	Percentages owned in Energy reflect GMP’s ownership. We own 95% of GMP.

(2)	We own a gas processing plant and have a long-term delivery and gas processing contract with EEPSA.

(3)	Bidding for the South Fuel Storage Terminal is scheduled to commence in May 2015.

*	This table does not include awarded concessions or contracts for Trujillo, Blocks III and IV and Via Expresa Javier Prado.

On November 11, 2013, we entered into a memorandum of understanding with Canada Pension Plan Investment Board (“CPPIB”), to create an alliance regarding a partnership to invest in infrastructure projects in Latin America, mainly Peru, Chile and Colombia. This alliance is non-exclusive and investments will be determined on a case-by-case basis. In December 2014, we undertook our first large investment with CPPIB, by formalizing an agreement with Enagas and CPPIB whereby we acquired 51% of Tecgas, the current operator of TGP and owner of 100% of the shares of COGA, while Enagas acquired 30% and CPPIB maintained 19% of the participation. COGA is dedicated to the management, operation, maintenance, and integrity management of transport and distribution hydrocarbon pipelines and installations as well as industrial plants and ancillary installations. COGA operates and maintains more than 1,430km of pipelines, one compression plant with 72,000 horse power and four pump stations with 19,200 horse power each. COGA operates two pipelines: one which is 730 km and transports natural gas (GN)

with a 1,275 MM cubic feet per day capacity; and the other one which is 530 km and transports natural gas liquids (NGL) with a 130,000 barrels per day capacity. Both pipelines run from Cusco to Ayacucho and Huancavelica, with the GN pipeline extending to Lurin and the NGL pipeline continuing to the Pisco fractionation plant.

Principal Infrastructure Lines of Business

Toll Roads

Peru’s economic development is underpinned by a strong government commitment to infrastructure investment, with a particular focus on improving the country’s road system through the award of new concessions to the private sector. The Peruvian Ministry of Transports and Comunications has forecasted a total investment of up to US$ 17.7 billion in transport infrastructure projects for 2016. We believe this investment offers significant opportunities to our Infrastructure segment.

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

	Year ended December 31,
	2012	2013	2014	2014
	(in millions of S/.)			(in millions of US$)(1)
Revenues	123.3	195.9	338.2	109.6
Adjusted EBITDA	71.5	69.9	80.1	26.8
Adjusted EBITDA margin	58.0%	36.1%	24.5%	—

(1)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

The pie charts below set forth the breakdown of our revenues and Adjusted EBITDA from our toll road concessions for 2014.

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

Our obligations under the concession include expanding the already existing road by, among other things, adding two additional lanes. The first stage of construction was completed in 2008, and the second stage commenced in the second quarter of 2014 and is expected to be completed in the second quarter of 2016. We estimate that our capital investment for the second stage will be approximately US$105 million. When the construction of the second stage begins, we will also be required to pay a one-time estimated fee of approximately US$1.8 million to the Peruvian Supervisory Agency for Investment in Public Transportation Infrastructure.

Unlike other toll roads in Peru, Norvial charges toll fees in both directions. Our road is highly transited both by heavy vehicles, primarily for the purpose of transporting goods, and also by passenger vehicles, which typically use the road to access tourist destinations. The following table sets forth average daily traffic volume and average toll fees charged for vehicle equivalents in respect to the Norvial toll road concession for 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014
Average daily traffic by vehicle equivalents(1)	17,847	19,002	19,750
Average toll fee charged for vehicle equivalents (in S/.)	13.15	13.30	13.81

(1)	Each automobile is counted as one equivalent vehicle and commercial vehicles (such as trucks or buses) represent the number of equivalent vehicles equal to the ratio between the toll rate applicable to commercial vehicles and that which is applicable to one automobile.

The table below sets forth selected financial information relating to Norvial.

	Year ended December 31,
	2012	2013	2014	2014
	(in millions of S/.)			(in millions of US$)(1)
Revenues	85.7	92.3	178.2	59.6
Adjusted EBITDA	66.7	59.6	62.3	20.9
Adjusted EBITDA margin	77.9%	64.6%	35.0%	—
Net profit	27.2	30.2	31.1	10.4

(1)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

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

Our revenue from this concession consists of an annual fee paid to Survial by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of maintenance required due to road damages. In 2012, 2013 and 2014, the fee amounted to US$37.5 million, US$20.7 million and US$8.9 million, respectively. Our revenue in this concession does not depend on traffic volume. Additionally, we had a one-time income in 2013 for catastrophic events relating to heavy rains that impacted the highway in prior years, which amounted to US$15.8 million.

Canchaque

Under our Canchaque concession, we operate and maintain a 78 km road from the towns of Buenos Aires to Canchaque, in Peru. The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15- year term. We own 99.9% of Canchaque. Our obligations under the concession include the construction of the road, which was completed in 2009. Our revenue from this concession consists of an annual fee paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of road maintenance required due to road wear and tear. In 2012, 2013 and 2014, the fee amounted to US$1.7 million, US$1.8 million and US$1.4 million, respectively. Our revenue in this concession does not depend on traffic volume.

Additional Toll Road Projects

We continuously evaluate infrastructure projects and strategically present public-private partnership proposals and participate in bidding processes for road concessions. In 2012 we were awarded, and in 2013 we signed the contract for, a 40-year concession for a 4.6 km extension of Via Expresa Sur, one of the main roads in Lima, which crosses the city from north to south. The road will connect downtown Lima to Panamericana Sur, a highway that runs from Ecuador to Chile. Our estimate of the total investment under the concession, as submitted in our bid, is of approximately US$200 million. Such investment will be made during the construction phase, which is expected to be completed in 2018. Our revenue will derive from the collection of a toll fee upon completion of the construction. The concession is expected to guarantee a minimum annual revenue of US$18 million during the first two years of the concession term and US$19.6 million for the third year and for an additional period, the term of which is being negotiated. If in a particular year, our annual revenue is lower than the minimum guaranteed, we expect the government to compensate us for the difference, up to an amount not to exceed US$10 million. Completion of the project is subject to expropriation of the land necessary for the construction of the road.

A joint operation in which we have a 50% interest has been awarded, and is in the process of negotiating the terms for, a 37-year concession for Via Expresa Javier Prado, a 20 km toll road that crosses Lima from east to west, traversing through eight districts. A project contract was approved by the City of Lima´s Council in November 2013 and was submitted to the Peruvian Ministry of Economy and Finance, which requested additional studies prior to approving the project. Such studies are currently being prepared. We cannot assure you that the Ministry will approve the contract under the current terms or at all. According to estimates from the Municipality of Lima, the total investment in the concession is expected to amount to approximately US$790 million. Such investment will be made during the construction phase which is expected to take between five to seven years. Our revenue will derive from the collection of a toll fee upon completion of the construction. This concession was awarded to the joint operation at the end of the 1990s and negotiations were discontinued but were resumed in 2012. We cannot assure you if or when the concession contract will be agreed or whether the contractual terms will be favorable to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Infrastructure Business.”

Mass Transit

Lima Metro

In 2011, we were awarded a 30-year concession for the operation of Line One of the Lima Metro, Peru’s only urban railway system. The concession was awarded to our subsidiary GyM Ferrovías, in which we hold a 75% ownership interest, with the other 25% being held by Ferrovías S.A.C. Our obligations under the contract include: (i) the operation and maintenance of the five trains provided by the government; (ii) the acquisition of 19 new trains on behalf of the Peruvian government, which will be the legal owner of such trains; (iii) the operation and maintenance of the 19 new trains (24 trains in the aggregate); and (iv) the design and construction of the railway maintenance and repair yard, which was built by our E&C segment. We currently have all 24 trains (including two backup trains) in operation. The construction of the second stretch of Line One was completed in July 2014, and started operations on July 25th of 2014.

The construction of the first and second stretches of Line One was carried out by our Engineering and Construction segment. The operation and maintenance of the trains is carried out by our Technical Services segment. The map below shows the route of Line One.

As of December 31, 2014, GyM Ferrovías had spent a total of S/.549.8 million (US$196.6 million) in capital expenditures in connection with the Lima Metro.

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

We currently operate 24 trains (including two backup trains) on the first and second stretches which enable us to travel 2,603,453 kms per year based on required schedule and frequency. The full Line One consists of 33.1 kilometers. The average frequency of the trains is 6 to 10 minutes and the fee per kilometer travelled is S./77.21.

Pursuant to the concession, we must comply with certain requirements in the operation of the trains. According to the concession, at least 95% of our trains must be running and available for use and not less than 85% of our trains that are available for use must arrive to destination on scheduled time. The table below shows our monthly average results during 2014.

Trujillo Urban Transportation

In October 2014, our subsidiary GMD S.A. was awarded a concession for the electronic collection of public transportation fares in the city of Trujillo in northern Peru for a period of twenty years. The concession includes equipping buses with communication systems, GPS, video and fare collection systems; managing a bus fleet control center (for speed, punctuality, and observance of the routes); installing card sale and charge points; and conducting inspections onboard buses. The estimated initial investment for the first three years is US$22 million. Nonetheless, we have committed to renew the equipment upon its wear down due to common use. Such technological renovation is estimated at US$ 18 million, which will be paid over the following eight years. The signing of the contract, which we are currently negotiating, is expected to take place in August 2015.

Water Treatment

In 2012, we were awarded a 25-year concession for the construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed at addressing Lima’s environmental problems caused by sewage discharged directly into the sea. We hold a 50% share in this project and our partner Acciona Agua holds the remaining 50%. The plant is expected to be operational in December 2015.

We estimate that La Chira’s total investment in the concession will amount to approximately US$83.1 million. Once the project is completed, La Chira will be entitled to collect (i) an annual payment for the investment made in the construction of the project for an amount of S/.24.2 million (approximately US$9.3 million), and (ii) and annual payment for the operation and maintenance of the project for an amount of S/.6.8 million. These fees will be paid by Sedapal S.A., the public utility company responsible for the supervision of the water service in Lima, for a period of 25 years. We funded our construction costs related to La Chira through the sale of government certificates to financial institutions, and, as a result, will not receive future cash flows from item (i). See “Item 5.A. Operating and Financial Review and Prospects— Operating Results—Factors Affecting Our Results of Operations—Infrastructure.” A joint operation in which our E&C segment participates is undertaking the construction of the waste water treatment plant.

Energy

We currently operate three energy businesses within our Infrastructure segment. We have two long-term hydrocarbon extraction service contracts with Perupetro, the Peruvian entity responsible for the administration and supervision of all exploration and production contracts in Peru, under which we operate two onshore oil producing fields in northern Peru. Aggregate average production of these fields in 2014 was of approximately 1,754 bbl per day. We also own and operate a gas processing plant which processes and fractions natural gas from its liquids in northern Peru and delivers dry gas to a gas-fired power generation company under a long-term processing and fractionation agreement. In addition, we are a 50% partner in Consorcio Terminales and Terminales del Peru both of which have contracts with Petroperú, the other state owned oil and gas company, to operate fuel storage terminals.

The table below sets forth selected financial information relating to our Energy line of business.

	Year ended December 31,
	2012	2013	2014	2014
	(in millions of S/.)			(in millions of US$)(1)
Revenues	287.0	321.1	350.3	117.2
Adjusted EBITDA	136.4	132.8	162.0	54.2
Adjusted EBITDA margin	47.5%	41.4%	46.2%	—
Net profit	63.4	45.0	62.7	21.0

(1)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

The pie charts below set forth the breakdown of our revenues and Adjusted EBITDA from our Energy line of business for 2014.

                    Revenues                                                                              ADJUSTED EBITDA

Oil and Gas Production

Block I and Block V

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

The following table shows selected information about our fields.

Property	Basin	GMP’s Ownership	Expiration	Developed Acres	Undeveloped Acres

Block I	Talara	100%	2021	25,154	4,110
Block V	Talara	100%	2023	6,320	2,220

Block I:

We operate and extract oil and natural gas from Block I under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in December 2021. Average daily production during 2014 was 1,623 barrels of crude oil. We operate 208 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in fiscalization point close to the Talara refinery. The field is located in the province of Talara, department of Piura, in northern Peru, approximately five miles from the Talara refinery, the second largest refinery in the country. Block I is the oldest oil producing field in Peru and has been producing oil since around 1890.

Block V:

We operate and extract oil and natural gas from Block V under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in October 2023. Average daily production during 2014 in this field was 132 barrels of crude oil. We operate 47 wells in this field using various oil extraction systems. The Block V field is located in the province of Los Organos, department of Piura, Peru, close to the border with Ecuador. Block V has been producing oil since the 1950s.

The map below shows the geographic location of our oil producing blocks in northern Peru.

Under our hydrocarbon extraction service contracts, we are entitled to a variable fee, which is based on the level of production of each field and a basket of international crude prices, which include Fortis Blend, Suez Blend and Oman crudes. During 2012, 2013 and 2014, we received an average fee of US$86.13, US$84.99 and US$77.33 per barrel of extracted oil, which was equivalent to approximately 77.1%, 78.2% and 78.1%, respectively, of average Brent crude prices in the same years. According to our hydrocarbons development contracts, we are required to deliver all the oil and gas we produce, regardless of its quantity, to Perupetro. Therefore, we are not committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts.

We produce natural gas as a byproduct of the production of crude oil. In Block I, we provide natural gas to Perupetro, which in turn sells it to EEPSA, and pays us a fee which varies depending on market conditions. In Block V, we reinject that natural gas produced into the wells. Our revenues for the sale of natural gas are not material relative to our oil production revenues.

Estimated Proved Reserves:

The following table sets forth estimated proved crude oil and natural gas reserves in Blocks I and V as of December 31, 2014. We have only included estimates of proved and have not included any estimates of probable and possible reserves.

	Crude Oil (Mbbl)	Natural Gas (MMcf)	Crude Oil Equivalents (MBoe)
Block 1:
Proved developed producing	2,091.0	10,302.0	3,922.1
Proved developed non-producing	336.0	1,658.0	630.7
Proved undeveloped	802.0	4,748.0	1,645.9

Total proved reserves	3,229.0	16,708.0	6,198.7
Block V:
Proved developed producing	366.0	—	366.0
Proved developed non-producing	88.0	—	88.0
Proved undeveloped	324.0	—	324.0

Total proved reserves	778.0	—	778.0
Total:
Proved developed producing	2,457.0	10,302.0	4,288.1
Proved developed non-producing	424.0	1,658.0	718.7
Proved undeveloped	1,126.0	4,748.0	1,969.9

Total proved reserves	4,007.0	16,708.0	6,976.7

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

Reserve amounts were determined based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent crude price for each month in the period January through December 2014, which, pursuant to our contractual agreements, resulted in oil and gas prices of US$77.33 per barrel and US$3.22 per Mcf, respectively, that for the purpose of reserve amount estimation were assumed to remain constant throughout the remaining terms of our service contracts.

Proved undeveloped reserves in the fields as of December 31, 2014 were 1,969.9 Mboe, consisting of 1,126.0 Mbbl of crude oil and 4,748.0 MMcf of natural gas. We estimate that during 2014 approximately 1,076.6 Mboe (590.0 Mbbl of crude oil and 2,737.7 MMcf, or 486.6 Mboe, of natural gas) of proved undeveloped reserves were converted into proved developed reserves. We estimate that during 2014 proved undeveloped reserves declined by 13.52%, or 308.0 Mboe, consisting of a decline of 48.0 Mboe (270.0 MMcf) of natural gas and a decrease of 260.0 Mbbl of crude oil. Capital expenditures, for both drilling activities and workovers, made during 2014 to convert undeveloped reserves to prove developed reserves amounted to approximately US$25.6 million.

The principal changes in proved undeveloped reserves during 2014 were:

●	Crude oil reserves: proved undeveloped crude oil reserves decreased 260 Mbbl during 2014 as a result of less drilling locations to drill and one year less to the termination of our contract, mainly in Block I; and

●	Natural gas reserves: proved undeveloped natural gas reserves decreased 48.0 Mboe (270.0 MMcf) during 2014 as a result of reviews of production behavior of wells (lower natural gas/crude oil relationship).

For changes in proved developed and undeveloped reserves from December 31, 2011 to December 31, 2014, see supplementary data (unaudited) annexed to our audited annual consolidated financial statements included in this annual report.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process:

The reserves estimates shown in this annual report have been prepared internally by our engineers in accordance with the definitions and guidelines of the SEC. Our reservoir engineers and geoscience professionals have worked to ensure the integrity, accuracy and timeliness of the data, methods and assumptions used in the preparation of the reserves estimates. Mr. Victor Salirrosas is our Reservoir Engineer and head of our staff of reservoir engineers and geoscience professionals. The reserves estimate report was submitted to our Committee of Reserves Development, which is formed by Mr. Iván Miranda Zuzunaga (Exploration and Production Manager), Mr. Jose Pisconte Lomas (Chief of Geology) and independent consultants (including Mr. Humberto Barbis Valderrama, GMP’s former Exploration and Production Manager until December 2013). The Committee of Reserves Development reviews the report and relays it for approval to the board of directors of GMP together with its recommendations with respect to the estimation and categorization of reserves. Mr. Salirrosas holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 40 years of experience, most of it as a reservoir engineer at Perupetro and GMP. Mr. Salirrosas is also a professor of reservoir engineering and enhanced oil recovery in the Petroleum Engineering School of Universidad Nacional de Ingeniería in Lima, Peru. In addition, Mr. Miranda Zuzunaga, our Exploration and Production Manager, holds a degree in Petroleum Engineering from Universidad Nacional de Ingeniería in Lima and a Petroleum Engineering Master’s degree from

Texas A&M University of Texas, and has 31 years of experience in the oil industry. Mr. Pisconte Lomas, Chief of Geology, holds a Geologist Engineering degree and a Regional Geology master’s degree from Universidad Nacional Mayor de San Marcos and has 24 years of experience in the oil industry. Furthermore, the board of directors of GMP has in the past contracted two independent extraction consultants who are highly experienced in the oil and gas industry and who review the methodology used for the estimation of reserves.

Production, Revenues, Prices and Costs:

The following table sets forth information regarding our production, revenues, prices and production costs for 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014
Production volumes(1):
Crude oil (Mbbl)
Block I	458.2	532.9	592.5
Block V	54.8	48.2	48.4
Total (crude oil Mbbl)	513.0	581.1	640.9
Natural gas (MMcf)
Block I	2,012.6	2,446.5	3,238.3
Block V	151.8	132.0	157.5
Total (natural gas MMcf)	2,164.4	2,578.5	3,395.8
Crude oil equivalents (Mboe)	384.7	458.3	603.6
Total Company	897.7	1,039.4	1,244.5
Average sales prices(2):
Crude oil (US$/bbl)	86.1	85.0	77.33
Natural Gas (US$/Mcf)	1.4	2.12	3.08
Crude oil equivalents (US$/boe)	59.4	57.0	50.17
Costs and expenses(2):
Production expenses (US$/boe)	7.8	6.7	6.16
General and administrative expenses (US$/boe)	5.2	3.4	4.95
Depreciation, depletion, amortization and accretion expenses (US$/boe)	13.9	13.3	11.78

(1)	Hydrocarbons extracted from our fields belong to Perupetro, which in turns pays us a per barrel fee for lifted hydrocarbons.

(2)	Crude oil sales volume differs from total production volume due to operational circumstances such as the inventory of product stored in our field batteries at the end of each monthly measurement. “Average sales prices” refers to the fees received in consideration for our extraction services, which do not equal the sales prices of crude oil. Average sales prices have been calculated using a basket price formula according to the service contracts of each block. Such formulation is at a discount to global oil prices and we do not otherwise pay royalties on the oil and gas extracted. Per unit costs have been calculated using sales volumes.

Acreage, Productive and Development Wells, Drilling:

The following table sets forth certain information regarding the total developed and undeveloped acreage as of December 31, 2014.

Formation	Developed Acreage	Undeveloped Acreage
Block I
Pariñas	2,271	70
Mogollón	2,583	320
Basal Salina	1,850	100
Mesa	1,485	1,650

Total Block I	8,189	2,140
Block V
Verdún	530	650
Ostrea	175	115
Mogollón	1,350	120

Total Block V	2,055	885

Total	10,244	3,025

As of December 31, 2014, we had a total of 253 producing wells. Our wells are oil wells, many of which also produce natural gas. We do not have interests in wells that only produce natural gas.

The following table shows the number of development and exploratory wells drilled during 2012, 2013 and 2014 in both Block I and Block V.

	Year ended December 31,
	2012	2013	2014
Development Wells
Productive	12	16	26
Dry	—	—	—

Total	12	16	26
Exploratory Wells
Productive	—	16	—
Dry	—	—	—

Total	—	16	—

During 2012, 2013 and 2014 we invested US$18.7 million, US$17.8 million and US$25.6 million, respectively, in drilling activities. Twenty five of the twenty six development wells drilled during 2014 were located in Block I with a depth average of approximately 6,587 foot. All of them are productive wells and they partially explain our production volume increase registered during 2014 compared to 2013.

The company is drilling an average of 2.16 wells per month in its quest to accelerate the recovery of proved reserves. Most of the drilling is done in Block I where environmental permits allow us to drill up to 96 new wells. From time to time, based on geological analysis, we try to obtain more oil by increasing the depth of our productive formations. In this way, we minimize exploratory risks.

Under the terms of our service contracts, at the time the contract terminates, we are required to close non-producing wells that we have drilled. As of December 31, 2014, we estimated that we will be required to close 65 wells in Block I in December 2021 and 13 wells in Block V in October 2023, out of approximately 332 wells currently not in production. We have created a provision in our financial statements for the costs relating to those well closings. See note 16 to our audited annual consolidated financial statements included in this annual report.

Block III and IV

In December 12, 2014 we were awarded license contracts for 30 years for Blocks III and IV located in the Talara basin, in the region of Piura, near our Blocks I and V. The contracts will require us to drill 230 development wells in Block III and 330 development wells in Block IV in a period of 10 years, representing an estimated total investment of US$560 million for both blocks. Operations of both blocks began April 5, 2015, at which date production is expected to be approximately 1,700 barrels per day, with our commitment to begin drilling commencing one year after the start of operations. Based on information published by Perupetro, the aggregate production of oil in Bock III was 819,715 bbl in 2012, 708,845 bbl in 2013 and 569,296 bbl in 2014, and the aggregate production of oil in Block IV was 282,382 bbl in 2012, 259,804 bbl in 2013 and 244,528 bbl. We have not verified these production levels however. Moreover, we cannot assure you that we will be able to maintain or improve these production levels.

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

Our gas processing plant has the capacity to process up to 44 MMcf per day. We processed 26.3 MMcf per day during 2012, 18.1 MMcf per day during 2013 and 27.3 MMcf per day during 2014. Volumes processed by our gas processing plant ultimately depend upon gas volumes demanded by EEPSA for its gas-fired turbines. These volumes vary per month and depend upon the power dispatch curve of EEPSA among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by EEPSA are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher.

COGA is dedicated to the management, operation, maintenance and integrity management of transport and distribution hydrocarbon pipelines and installations as well as industrial plants and ancillary installations. COGA operates and maintains more than 1,430 km of pipelines, one compression plant with 72,000 horse power and four pump stations with 19,200 horse power each.

Fuel Storage Terminals

We are a 50% partner in Consorcio Terminales with a Peruvian affiliate of Oiltanking GmbH, one of the world’s largest operators of independent terminals for bulk liquid storage. Consorcio Terminales had a contract with Petroperú to operate the North and South Fuel Terminals in Peru, which expired in August 2014. In May 2014, there was a public bidding for the operation of the North, Center and South Terminals. In June 2014, Consorcio Terminales del Perú (“Terminales del Perú”), a consortium integrated by our subsidiary GMP S.A. and Oiltanking Peru was awarded a concession for the operation of the North and Central Fuel Terminals for Petroperú. The contracts have a 20-year term and consist of the operation of four terminals in the north and one terminal in the center of the country, providing storage and dispatching bulk liquid fuel. The total amount of the committed investment for both projects is approximately US$ 37.2 million, while the total amount of the additional investment, which will be reimbursed, is approximately US$ 186 million. There was no winner in the public bidding for the operation of the South Fuel Terminals and the contract of Consorcio Terminales was extended for an additional year until August 2015. A new public biding will take place in May 2015. We cannot assure you that we will be awarded the new contract or that the terms of such potential new contract will not differ materially from those of our current contract.

Our open-access terminals are equipped with modern technologies and offer our customers dependable and critical handling and storage services for refined petroleum liquid products, maintaining high quality, safety and environmental standards. We provide storage, handling and loading and uploading services for a broad range of refined petroleum liquid products, including gasoline, aircraft fuel, diesel and heavy fuel oil. We deliver the liquids into two types of transportation systems, railroad cars and cistern trucks. Because of the strategic location of our assets, our deep-water access, inland terminals and our aggregate storage capacity of 2.2 MMbbl in the North and Central Terminals and of 1.4 MMbbl in the South Terminals, we believe that we are well-positioned to cover the needs of our clients, the two principal refineries in Peru. The map below shows the location of each of our fuel storage terminals in Peru.

Under the current contracts, Consorcio Terminales and Terminales del Perú receive revenues paid in connection with monthly reserved volume in tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). The storage fee per barrel, is based upon reserved volumes whether they are received or not. The throughput fee is paid based on effective barrels delivered per month. During 2012, 2013 and 2014, Consorcio Terminales and Terminales del Perú generated revenues of US$49.1 million, US$48.7 million and US$44.5 million (we are entitled to 50% of the joint operation revenues), respectively. Under the contracts, Consorcio Terminales and Terminales del Perú are responsible for paying the fuel terminals operating costs and also paying a royalty fee to Petroperú based on effective barrels delivered each month.

At the current stage of the contracts, any capital expenditure we invest in the fuel storage terminals can be recouped from any present and future royalties we owe to Petroperú.

Other Terminal Operations

We are a 50% partner in Oiltanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named “Terminal Marino Pisco Camisea” under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. In 2014, this terminal dispatched 30.6 million barrels of natural gas liquids. Additionally, through OTAS, we are also a 25% partner in Logística Químicos del Sur S.A. (“LQS”), that operates the “Terminal de Químicos de Matarani,” which in 2014 dispatched 33,663 tonnes of sodium hydrosulfide for international mining companies. During 2012, 2013 and 2014, these activities generated revenues in the aggregate of approximately US$4.3 million, US$4.2 million and US$4.1 million, respectively.

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

Real Estate

Our Real Estate segment is one of the largest apartment building developer in Peru, in terms of number of units sold and value of sales in 2014, and is focused on the development and sale of affordable housing and housing as well as other real estate projects. Since commencing our operations in 1987, we have developed approximately 609,899 m2 of affordable housing (approximately 9,134 units); approximately 309,480 m2 of housing (approximately 1,522 units); approximately 138,948 m2 of office space (approximately 820 offices); and approximately 43,000 m2 of shopping centers (three shopping centers). Moreover, we are currently building approximately 47,000 m2 of affordable housing (approximately 788 units); approximately 3,900 m2 of housing (approximately 40 units); and approximately 65,000 m2 of office space (approximately 222 offices, with an average size of 316 m2 each). Our Real Estate segment also owns significant land parcels in Lima, comprising of approximately 812 hectares as of December 31, 2014, and we have sold undeveloped land in the past and intend to continue such sales in the future.

The table below sets forth selected financial information for our Real Estate business segment.

	Year ended December 31,
	2012		2013		2014		2014
	(in millions of S/., except as indicated))						(in millions of US$)(1)
Revenues	240.1		313.7		224.6		75.1
Adjusted EBITDA	90.0		135.2		73.0		24.4
Adjusted EBITDA margin	37.9%		43.1%		32.5%		—
Net profit	45.3		59.0		26.5		8.9

	Year ended December 31,
	2012		2013		2014		2014
	(in millions of S/., except as indicated))						(in millions of US$)(1)
Net profit attributable to controlling interest	12.4		19.2		9.5		3.2
Backlog (in millions of US$)(2)	108.4		85.0		81.4		—
Backlog/revenues ratio(2)	1.2	x	0.8	x	1.1	x	—

(1)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

(2)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable period. Revenues are calculated for such period and converted into U.S. dollars based on the exchange rate published by the SBS at such period.

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

Principal Real Estate Activities

Our real estate developments include the following products:

●	affordable housing;

●	housing; and

●	commercial real estate.

We began developing affordable housing projects in 2001, following the Peruvian government’s efforts to address the country’s housing deficit, particularly for low-income families. We launched the first major affordable housing project in Peru in 2007, Parque Agustino in Lima’s El Agustino neighborhood. Since 2001, we have completed 14 affordable housing projects. As of December 31, 2014, we are developing nine affordable housing projects, which are in various stages of development, including two which are in the construction phase and six for which we have purchased land, but are still in the process of obtaining the required approvals and permits. One of our ongoing affordable housing projects consist of expansions of projects previously completed by us.

Affordable housing consists of apartments, usually ranging between 50 and 72 m2, that are purchased through government subsidies. The Peruvian government has adopted the Nuevo Crédito Mi Vivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. In order for a unit to qualify for the Nuevo Crédito MiVivienda program, its selling price must range between 14 UIT and 70 UIT (approximately between S/.53,900 and S/.192,000). In order for a unit to qualify for the Techo Propio program, its selling price must range between 5.5 UIT and 20 UIT (approximately between S/.21,115 and S/.77,000).

In order to be eligible for an affordable housing subsidy under the Nuevo Crédito MiVivienda program, a purchaser must not own any other home or have benefitted from a housing subsidy program in the past, among other requirements. A purchaser must also provide a down payment between 10% and 30% of the total purchase amount. Housing subsidies under this program fluctuate between S/.12,500 and S/.17,000, which incentivize purchasers with reduced monthly rates so long as they pay their mortgage loan payments on a timely basis. In order to be eligible for an affordable housing subsidy under the Techo Propio program, a purchaser must have a monthly income that does not exceed 0.48 UIT (approximately S/.1,860) and must not have received any other government-sponsored housing benefit in the past, among other requirements. A Techo Propio purchaser must also show proven savings equal to at least 10% of the total purchase amount. Housing subsidies under this program fluctuate between four UIT and five UIT (approximately between S/.15,400 and S/.19,250). Purchasers of subsidized housing under both programs are also not required to pay a value-added tax normally applicable to residential purchases.

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

Our housing developments consist of residential buildings comprised of apartments with a mid- to high-price range that do not qualify for government subsidies. Since 1987, we have developed 38 housing developments. As of December 31, 2014, we are developing three housing projects, including one which is in the construction stage and two for which we have purchased land, but are still in the process of obtaining the required approvals and permits. Our housing units typically range between 130 and 400 m2 in size.

Substantially all of our affordable housing and housing development projects are located in Lima. We have also purchased land to develop four affordable housing projects in Piura, Chiclayo, Chimbote and Huancayo, three cities north of Lima and one in the center of the country. We intend to develop affordable housing projects in other cities outside of Lima.

The table below sets forth number of units sold and not yet delivered and number of units delivered, as well as the value of units sold and our sales revenue for the periods indicated.

	Year ended December 31,
	2012	2013	2014
Number of Units Delivered(1):
Affordable Housing	1,255	1,619	526
Housing	113	138	116

Total	1,368	1,757	642
Number of Units Sold and Not Yet Delivered(1):
Affordable Housing	1,940	1,082	772

Housing	77	52	59

Total	2,017	1,134	831
Total m2 Delivered:
Affordable Housing	127,907	102,538	49,150
Housing	13,730	18,000	14,539

Total	141,637	120,538	63,689
Total m2 Sold and Not Yet Delivered:
Affordable Housing	123,958	87,948	36,257
Housing	10,109	6,660	15,619

Total	134,067	94,608	51,875
Value of Units Delivered (in millions of S/.):
Affordable Housing	153.5	215.9	101.1
Housing	35.0	71.3	72.2

Total	188.5	287.2	191.4

(1)	We typically pre-sell our affordable housing and housing units before construction begins and continue to sell during construction, although we recognize revenues at the time of delivery of units.

We develop and sell office and commercial buildings, such as shopping centers. On certain occasions, we have operated our commercial real estate and later sold it, such as Larcomar, a landmark shopping center which we built in 1998 and sold in 2010. We have also developed commercial real estate buildings in connection with our affordable housing and housing projects, such as the Parque Agustino shopping center. Since 1987, we have developed 13 office buildings, three shopping centers and one medical center. We are currently in the process of developing three office buildings in Lima: two of which are in the construction phase: Navarrete project, a 18-floor office building (32% of which is owned by us and 68% of which is owned by SURA S.A.), and Panorama project, two 17-floor towers of office buildings including a shopping zone (35% of which is owned by us and 65% of which is owned by Inversiones Maje S.A.); and one for which we have purchased land, but are still in the process of obtaining the requires approvals and permits Real Dos Project (30% of which is owned by us and 70% of which is owned by Inversiones Centenario S.A.A.).

Land Bank

We typically purchase land to develop real estate projects with the intention to begin construction within a 12- to 18-month period after the purchase of the land. We may also, from time to time, purchase land for subsequent resale. As of December 31, 2014, we owned approximately 893 hectares, of which 96% is located in Lima and 4% outside of Lima. We continually evaluate opportunities to purchase new land for our real estate development projects.

We have a 50.0% interest in Project Espacio (formerly known as Cuartel San Martín) with Urbi Propiedades S.A. of Intergroup Financial Services Corp. owning the remaining 50.0%. Espacio Project is a 68,000 m2 former ex-military base located in Lima’s upscale Miraflores district, where we plan to invest approximately US$680 million to develop a premium mixed-use development consisting of approximately 98,000 m2 of housing, 68,000 m2 of office towers, a 61,000 m2 shopping mall, and a 48,000 m2 luxury hotel and conference center. Although we are still in the pre-construction approval phase and have not yet obtained all required building permits, we plan to begin construction of this project in the first half of 2016 and expect to complete the project through multiple stages within seven years.

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

We also own a minority interest (approximately 20.8%) in Promoción Inmobiliaria del Sur S.A. (PRINSUR) of Inversiones Centenario, which owns approximately 937.66 hectares of undeveloped land also located in Lurin. We expect to develop affordable housing projects on the land once water and sewage services become available. Our proportional interest in this land is not included in our land bank.

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

For our affordable housing projects, we provide post-sale customer service through our Ayni program, which aims to preserve the longterm value of our affordable housing developments by promoting a cooperative community life. Through this program, we distribute manuals that teach best practices for living in communities, offer leadership workshops, budget workshops, promote small business development, facilitate conflict resolution and provide other services. These services are provided for a six- to eight-month period following project delivery. In 2012, we initiated the Ayni contest for residents of our affordable housing projects with the aim of stimulating the sustainability of their community. Participants present an enhancement project for their community, such as a recreation center, and a jury selects the best project, which we fund and construct.

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

	As and for the year ended December 31,
	2012		2013		2014		2014
	(in millions of S/., except as indicated)						(in millions of US$)(1)
Revenues	1,083.3		1,169.1		1,208.2		404.2
Adjusted EBITDA	111.6		109.6		63.5		21.2
Adjusted EBITDA margin	10.3%		9.4%		5.3%		—
Net profit	61.5		39.9		(5.1)		(1.7)
Net profit attributable to controlling interest	50.6		34.3		(5.3)		(1.8)
Backlog (in millions of US$)(2)	873.7		619.0		646.3		—
Backlog/revenues ratio(2)	2.1	x	1.5	x	1.6	x	—

(1)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

(2)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

The pie charts below set forth the breakdown of our revenues and Adjusted EBITDA from our Technical Services for 2014.

Revenues	Adjusted EBITDA

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

Our revenue in the operation and maintenance of infrastructure assets is generated either from fees we charge to Norvial, Survial, Canchaque and the Lima Metro to operate and maintain our concessions or from government payments through maintenance service contracts we have been awarded. As depicted in the chart below, we operate and maintain more than 3,400 km of Peruvian roads and highways, including our own highway concessions, in addition to the Lima Metro.

Operation and Maintenance of Infrastructure Assets

Total 3,459 KM

The table below sets forth selected financial information for our operation and maintenance of infrastructure assets activities.

	Year ended December 31,
	2012	2013	2014	2014
	(in millions of S/.)			(in millions of US$)(1)
Revenues	242.8	428.9	364.4	121.9
Adjusted EBITDA	23.2	18.0	(15.3)	(5.1)
Adjusted EBITDA margin	9.6%	4.2%	(4.2%)	—
Net profit	12.6	7.9	(26.5)	(8.9)

(1)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

The below map illustrates the roads in Peru for which we currently provide operation and maintenance services.

We provide the following road operation and maintenance services:

●	Routine Maintenance. These services aim to preserve roads through ongoing maintenance, including: road demarcation; cleaning; drainage; road fissure treatment, which seals cracks in roads to prevent water infiltration; slurry sealing; and micro-paving, which seals asphalt to prevent aging and improve resistance to water and surface wear.

●	Periodic Maintenance. These services entail activities that are performed periodically, intended to prevent the occurrence or exacerbation of defects, conserve the structural integrity of roads and correct major defects.

●	Emergency maintenance. This maintenance work is performed whenever the need arises, such as when natural disasters damage road surfaces.

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

The infrastructure through which we operate our business includes two call centers with a total of 180 workstations and three data centers. In addition, we have successfully entered into strategic partnerships with key international IT vendors such as Cisco Systems, Microsoft, Hewlett-Packard, Oracle, SAP, IBM, Citrix, VMware, CA Technologies and Louis Berger Group.

The table below sets forth selected financial information relating to our IT services.

	Year ended December 31,
	2012	2013	2014	2014
	(in millions of S/.)			(in millions of US$)(1)
Revenues	208.0	226.4	247.9	82.9
Adjusted EBITDA	34.5	34.8	34.4	11.5
Adjusted EBITDA margin	16.6%	15.4%	13.9%	—
Net profit	11.3	8.5	6.0	2.0

(1)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

Services

We provide the following services to our clients:

●	Systems Integration: includes installation and maintenance of hardware; 24-hour technical service; monitoring performance of IT systems; implementation of information recovery systems; and installation of systems that enable collaboration across multiple platforms such as Windows, Apple, Android and Blackberry, among others. For example, we provide equipment maintenance services to Backus, an affiliate of SABMiller. Our technology solutions optimize the reliability and performance of our client’s infrastructure with the goal of helping them reduce costs, improve security and integrate new technologies.

●	IT Outsourcing: includes servers on demand in the cloud (our internet network) which provide virtual memory, processing and storage capacities; virtual working spaces, including operating systems and databases; email accounts on the cloud; technical support help desk; among others. For example, we provide help desk services to Barrick Gold Corporation, serving a total of 3,700 users in four countries. Moreover, all of the trading transactions on the Lima Stock Exchange are electronically processed through our facilities. Our outsourcing services are designed to facilitate our clients’ operational continuity by means of an appropriate IT platform, managed in accordance with high standards of security and quality.

●	Application Outsourcing: includes corrective and continued maintenance of software; development of customized software (software factory); software testing and certification; and functional support through a service desk platform. For example, we have a software factory contract with an affiliate of Telefónica. Our application outsourcing services enable our clients to shift the burden of supporting, maintaining and operating their business software and systems.

●	Business Processes Outsourcing: consists of the outsourcing of specific business processes including billing, payments and collection; customer care services such as management of complaints; organization and control of voting processes; inventory, shipping and custody of documents; among others. For example, we provide billing services to an affiliate of Repsol, and provide document authentication services to BBVA Banco Continental. Moreover, in the latest local and regional presidential elections, we provided voting processing services to the Peruvian government.

The pie chart below shows our revenues by service for 2014.

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

The table below sets forth selected financial information for our Electricity Networks Services.

	Year ended December 31,
	2012	2013	2014	2014
	(in millions of S/.)			(in millions of US$)(1)
Revenues	632.5	513.8	595.9	199.4
Adjusted EBITDA	53.9	56.9	44.4	14.9
Adjusted EBITDA margin	8.5%	11.1%	7.5%	—
Net profit	37.5	23.5	15.5	5.2

(1)	Calculated based on an exchange rate of S/.2.989 to US$1.00 as of December 31, 2014.

The field services we provide include, among others, installing and maintaining medium- and high-voltage electricity networks and public lighting networks; connecting new residential, commercial and industrial customers to the electrical grid; disconnecting and reconnecting the power supply of our clients’ customers; meter reading; verification of electricity theft; and the installation of meters and antitheft solutions. We also provide services that include changing and repairing damaged electrical equipment and maintaining, transferring and expanding the electrical grid. We have developed a sophisticated management system to monitor the efficiency of the field services we provide and increase the daily productivity of our field crews.

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

The chart below sets forth the percentage of our 2014 revenues in each of the countries where we operate.

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

We do not include backlog in this annual report in our Infrastructure segment for: (i) our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; and (ii) our Energy line of business because: (a) its revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel dispatched; and (iii) COGA venture, which is not consolidated because it is jointly controlled.

When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. For a description of how we calculate our backlog, see our segment backlog presented below.

Our consolidated backlog as of December 31, 2014 was US$3,765 million. We expect to recognize as revenues 49% of our backlog by December 31, 2015, 31% of our backlog by December 31, 2016 and 21% of our backlog thereafter. The following table sets forth the growth of our consolidated backlog from December 31, 2009 to December 31, 2014.

Backlog Growth (in US$ million)

Our backlog may not grow at recent historic rates and may decline. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to continue to grow our backlog. Additionally, the amount of new contracts signed can fluctuate significantly from period to period due to factors that are beyond our control. The chart below sets forth our consolidated backlog breakdown by end-market, geography and client sector as of December 31, 2014.

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

Our E&C backlog as of December 31, 2014 was US$2,835 million. We expect to recognize as revenues 51% of our backlog by December 31, 2015, 29% of our backlog by 2016 and 19% of our backlog thereafter. The following table sets forth the growth of our E&C backlog from December 31, 2009 to December 31, 2014.

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

The following pie charts set forth our E&C backlog breakdown by end-market, geography, client sector and contract type as of December 31, 2014.

Backlog by End-Market	Backlog by Geography

Backlog by Client Type	Backlog by Client Type

The table below sets forth our ending E&C backlog for 2012, 2013 and 2014, accounting for opening backlog for each year, annual contract bookings and adjustments and annual revenues recognized.

	2012	2013	2014
	(in millions of US$)
Opening backlog (end of prior year)	1,839.6	2,925.4	3,044.0
Contract bookings and adjustments during the year	2,447.1	1,576.0	1,476.1
Revenues recognized during the year	(1,361.4)	(1,457.5)	(1,684.7)

Ending backlog (end of current year)	2,925.4	3,044.0	2,835.3

Infrastructure Backlog

In reflecting an Infrastructure contract in our backlog, we assume that each party will satisfy all of its respective obligations under the contract. For our Infrastructure backlog, we only include contracted revenues expected to be paid during the next three years following the backlog calculation date. Infrastructure backlog in this annual report does not include our Norvial toll road concession or our Energy line of business. Our Infrastructure segment backlog does not include intersegment eliminations. We calculate our Infrastructure backlog as follows:

●	for the Lima Metro, our Infrastructure backlog assumes that for 2015, 2016 and 2017 we will operate our 24 trains in both the first and second stretches of Line One, which in the aggregate will travel 2,603,453 for that year, per fare per year;

●	for our Survial and Canchaque concessions, we assume our contractually agreed upon annual fee, adjusted for inflation. For our 2015 and 2016 backlog, we utilize the same adjustment amount that was utilized for our 2014 fee, which has already been negotiated; and

●	for La Chira, the agreed-upon fee that the government will pay for the construction of the waste water treatment plant is reflected as backlog for 2015. For 2016 and 2017, backlog is calculated to include the fees we will receive under the concession for our operation and maintenance, with no adjustment for inflation because 2015 is expected to be the plant’s first year of operations.

Our Infrastructure backlog as of December 31, 2014 was US$311.6 million. We expect to recognize as revenues 43% of our backlog by December 31, 2015, 27% of our backlog by December 31, 2016 and 30% of our backlog in 2016. The following chart sets forth the growth of our Infrastructure backlog from December 31, 2010 to December 31, 2014.

Infrastructure Backlog Growth (in US$ million)

The following pie chart sets forth our Infrastructure backlog breakdown by line of business as of December 31, 2014.

Backlog by Line of Business

The table below sets forth our ending Infrastructure backlog for 2012, 2013 and 2014, accounting for opening backlog for each year, annual contract bookings and adjustments and annual revenues recognized (excluding Norvial and our Energy line of business).

	2012	2013	2014
	(in millions of US$)
Opening backlog (end of prior year)	195.9	413.4	320.2
Contract bookings and adjustments during the year	276.2	1.6	107.1
Revenues recognized during the year	(58.6)	(94.9)	(115.6)
Ending backlog (end of current year)	413.4	320.2	311.6

Real Estate Backlog

Our Real Estate segment backlog reflects sales contracts with buyers for units that have not yet been delivered and will be recognized as revenues once they are delivered.

Our Real Estate segment backlog as of December 31, 2014 was US$81.4 million. We expect to recognize as revenues 42% of our backlog by December 31, 2015, 54% of our backlog in 2016 and 5% of our backlog thereafter.

The following pie chart sets forth our Real Estate backlog breakdown by type of real estate activities as of December 31, 2014.

The table below sets forth our ending Real Estate backlog for 2012, 2013 and 2014, accounting for opening backlog for each year, annual contract bookings and adjustments and annual revenues recognized.

	2012	2013	2014
	(in millions of US$)
Opening backlog (end of prior year)	58.2	108.4	85.0
Contract bookings and adjustments during the year	143.0	88.8	71.5
Revenues recognized during the year	(92.7)	(112.2)	(75.1)
Ending backlog (end of current year)	108.4	85.0	81.4

Technical Services Backlog

In reflecting a Technical Services contract in our backlog, we assume that each party will satisfy all of its respective obligations under the contract and that work under the contract will be completed on a straight-line basis. Our Technical Services segment backlog does not include intersegment eliminations.

Our Technical Services backlog as of December 31, 2014 was US$646.3 million. We expect to recognize as revenues 41% of our backlog by December 31, 2015, 34% of our backlog in 2016 and 26% of our backlog thereafter. The following chart sets forth the growth of our Technical Services backlog from December 31, 2009 to December 31, 2014.

Technical Services Backlog Growth (in US$ million)

* Includes CAM, which we acquired on February 24, 2011.

The table below sets forth our ending Technical Services backlog for 2012, 2013 and 2014, accounting for opening backlog for each year, annual contract bookings and adjustments and annual revenues recognized.

	2012	2013	2014
	(in millions of US$)
Opening backlog (end of prior year)	516.1	873.7	619.0
Contract bookings and adjustments during the year	776.1	163.4	431.5
Revenues recognized during the year	(418.4)	(418.1)	(404.2)
Ending backlog (end of current year)	873.7	619.0	646.3

The following pie charts set forth our Technical Services backlog breakdown by geography, end-market and client sector as of December 31, 2014.

Backlog by End-Market	Backlog by Geography	Backlog by Client Sector

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

We have had no material disbursement or expenditure related to our warranties in the recent past.

Quality Assurance

The quality of our services is backed by the following certifications:

●	Engineering and Construction: ISO 14001 and ISO 9001

●	Infrastructure:

●	GMP: ISO 14001 and ISO 9001

●	Technical Services:

●	Operation and Maintenance of Infrastructure Assets: ISO 9001

●	IT Services: ISO 9001, ISO 27000 and CMMI-3

●	Electricity Networks Services: ISO 14001 and ISO 9001

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

Our social responsibility efforts have been recently recognized by the award of prizes such as:

●	The Infrastructure 360° Award in 2014, given by the Inter-American Development Bank, for work in the Lima Metro Line 1, as the project demonstrated the most comprehensive implementation of a sustainability strategy;

●	The Socially Responsible Company Award 2013, given by the Mexican Center for Philantropy and by Perú 2021;

●	Perú 2021 Award for Corporate Sustainable Development 2013, given by Perú 2021, in the categories of clients and multistakeholders, which was awarded to us for our “Metro Culture” program;

●	Good Public Management Practices Award 2013, which considers citizen service in private entities that manage public assets, and was awarded to us for our “Metro Culture” program; and

●	Business Creativity Award 2013, given by the Universidad Peruana de Ciencias Aplicadas, in the categories of real estate, construction and equipment, awarded to us for our social support program “Ayni”.

Our model of sustainable development is based upon building relationships of trust. In our projects we consider the needs of local communities with respect to generating employment; the expectations of our customers regarding the particular goals of the project; the demand of the state for a trained service provider; and investors who wish to entrust their capital to a company that follows best practices in corporate governance and social responsibility. The following is description of our main corporate social responsibility projects:

●	Our social support program “Ayni” is intended to achieve the sustainability of our affordable housing projects by encouraging the responsible and committed participation of the owners of the units. This program has provided social training to more than 7,500 families in order to strengthen their leadership skills, integration and mutual respect.

●	Through our “Metro Culture” program, we transform our trains and train stations into centers of social and cultural education. According to two 2014 polls, taken in June and November, in average 87% of the Lima Metro users think that we have contributed to generate better citizens.

●	Our “Road Management” program provides members of surrounding communities with the necessary civic and technical tools to make use of the roads and contribute to their maintenance by, for example, providing education on road safety and environmental protection. Moreover, we work on turning regular roads into touristic routes through the development and dissemination of guides, websites and training local communities to help develop skills in tourism.

●	Our “Development of Local Labor Capacity” program (Programa Desarrollando Capacidades Laborales en las Zonas de Influencia) improves the employability of the local population, providing training that directly promotes their employment in our projects as well as providing other construction-related workshops which contribute to their development in community affairs. Since its creation in 2006, 20,000 persons have participated in this program, receiving more than 919,000 hours of training.

Regulatory Matters

Set forth below is a description of the regulatory framework applicable to our company. We believe we are in compliance, in all material respects, with applicable laws and regulations in all of our business segments.

Engineering and Construction

Regulatory Framework Applicable to Contracts with the Public Sector

As of the date of this annual report, Peru’s State Contracting Law, approved by Legislative Decree No. 1017 (Ley de Contrataciones del Estado) and its regulation approved by Supreme Decree No. 184-2008-EF, govern services and construction agreements entered into with public entities. Article 10 of the Supreme Decree No. 184-2008-EF establishes that, at the beginning of the contracting process, the contracting public entity must prepare a technical file describing the characteristics of the services it intends to purchase and the selection process for its counterparts, among other specifications such as a feasibility statement in accordance with the Peruvian Public Investment National System.

The selection processes are established in Articles 15, 16, 17 and 18 of Peru’s State Contracting Law as follows:

●	public biddings (licitación pública) applicable to goods, supplies and works;

●	public tenders (concurso público) applicable to services;

●	direct award (adjudicación directa) applicable to goods, services and works, which can be public or directed at select participants depending if the value is equal to or higher than 50% of the maximum amount set forth in the state budget regulation for direct award; and

●	lowest amount award (adjudicación de menor cuantía) applicable to goods, services and works whose value is lower than one-tenth of the minimum limit established by the state budget regulation.

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

GyM and GMI are registered in the Peruvian National Registry of Suppliers as a construction and a consulting company, respectively.

Article 40 of the Supreme Decree No. 184-2008-EF establishes the types of contracts that may be entered into by public entities:

●	lump-sum (sistema a suma alzada), applicable when the amounts, magnitudes and quality are determined in the terms and conditions of the selection process. The bidder submits its proposal indicating a fixed amount and a term for the completion of the agreement;

●	unit price, rates or percentages (sistema de precio unitario, tarifas o porcentajes), applicable when the nature of the service to be provided does not allow accurate determination of the required quantities; and

●	lump-sum and unit price, rates or percentages mix (esquema mixto de suma alzada y precios unitarios), applicable when accurate determination of the quantities required for some of the components cannot be made.

Article 41 of the Supreme Decree No. 184-2008-EF establishes that, in the case of goods and works, the terms and conditions of the selection process must indicate the execution type of the agreement as follows:

●	“turn-key” (llave en mano), when completion is subject to the construction, equipment and operations, and, if applicable, the submission of the technical file in connection with the bidding process; and

●	bid contest (concurso oferta), when completion is subject to the submission of the technical file, the completion of the work or land, as applicable. This completion type is only applicable to lump-sum contracts and public bidding selection process.

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

On July 11, 2014 a new Peru State Contracting Law, approved by Law No. 30225 (Nueva Ley de Contrataciones del Estado). As established in its Second Supplementary Final Provision, Law No. 30225 will enter into effect 30 calendar days from the publication of its regulation (expected to be published in the first semester of 2015). Until then, Peru’s State Contracting Law and Supreme Decree No. 184-2008-EF remains in effect. At this time we do not believe this change in the law will have a material impact on our business. However, the implementing regulation has not been published yet.

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

Construction Activities in Peru

Legal Framework

Peru’s Law for the Promotion of Private Investment in Construction, approved by Legislative Decree No. 727 (Ley de Promoción de la Inversión Privada en Construcción), declared that construction activities in Peru are in the public interest and of preferential national interest. According to Section F of the Fourth review of the United Nations International Statistical Industrial Classification (ISIC), construction activities typically consist of the construction of dwellings, buildings and stores; and the construction of large scale infrastructure projects such as highways, bridges, tunnels, railways, irrigation systems, sewage systems, industrial facilities, pipelines and electric lines, among others. GyM has developed numerous projects in the construction sector. Currently, the company focuses on buildings (ISIC Division 41), civil works (ISIC Division 42) and specialized activities (ISIC Division 43).

Construction entities must comply with the National Building Regulation, approved by Supreme Decree No. 011-2006-VIVIENDA (Reglamento Nacional de Edificaciones), which establishes that urban allotments and buildings must be developed in compliance with the rules governing safety, functionality, accessibility, habitability and environmental impact. According to Article 25 of the National Building Regulation, construction companies, such as GyM and GMI, are responsible for (i) executing works in accordance with project specifications and applicable regulation; (ii) possessing the organization and infrastructure that guarantee the feasibility of the project; (iii) appointing the party responsible for the construction to assume its technical representation; (iv) providing the resources and materials to complete the project pursuant to the terms of the agreement and required standards and within the approved budget; (v) executing subcontracts within contractual limitations; and (vi) delivering to the client documented information regarding the executed works.

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

Safety Regulation in Construction Projects

The Law on Safety and Health at Work (Law No. 29783) is intended to promote workplace accident prevention and applies to all business sectors. The principal safety rules applicable to construction projects include the following:

●	companies with 20 or more employees must establish a committee for the promotion of workplace safety and health that oversees the implementation of the required internal safety and health regulation policy;

●	all projects must have a safety and health plan consisting of all the technical and administrative mechanisms to guarantee the physical integrity and health of workers and third parties during project execution;

●	occupational diseases detected during project execution must be recorded and the competent authority must be notified in accordance with the regulation of the Law on Safety and Health at Work, approved by Supreme Decree No. 005-2012-TR, and with Occupational Health Manual, approved by Ministerial Resolution No. 510-2005-MINSA;

●	companies must provide for medical examinations of its employees prior to, during and at the termination of their employment;

●	companies must show a safety and health plan; an index of frequency; and the company’s performance in safety and health in order to be awarded public and private projects;

●	use of individual protective equipment, including gloves, safety goggles, boots and helmets, is mandatory when risks to safety and health cannot be prevented by other means; and

●	personnel responsible for safety must comply with all requirements in Rule NTP 399.010.1 for fire prevention.

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

Power and Utilities

GyM and CAM Peru must comply with the Rules of Safety and Health at Work with Electricity, approved by Ministerial Resolution No. 111-2013-MEM-DM, for its activities relating to the construction of hydroelectric plants, transmission lines and substations. OSINERGMIN is the authority responsible for supervising and enforcing compliance of the foregoing rules. The most relevant of the safety rules with which GyM and CAM Peru must comply include: (i) providing employees with necessary information regarding safety measures related to the tasks they perform; (ii) providing employees with adequate safety equipment; and (iii) evaluating and remedying potential sources of danger.

Mining

GyM and Stracon GyM must comply with the Mining Occupational Health and Safety Regulation, approved by Supreme Decree No. 055-2010-EM, and other related regulations for their mining-related construction activities including the construction of mineral processing plants and other mining-related buildings, among others. In developing mining projects, our subsidiaries’ personnel must follow the safety programs and be familiar with internal rules from their mining client. The Peruvian Ministry of Labor and Employment Promotion and OSINERGMIN are the authorities responsible for supervising and enforcing compliance of the foregoing rules. The most relevant of the safety rules with which GyM and Stracon GyM must comply include: (i) creating an internal safety and health regulation policy and selecting a manager responsible for its implementation; (ii) monitoring and recording workplace accidents and occupational diseases; (iii) providing information to employees regarding the safety risks related to their work; (iv) providing employees necessary first aid and medical attention in the event of a workplace accident; (v) providing employees the necessary tools, equipment or materials to perform their activities safely; (vi) evaluating risks in order to establish accident prevention and mitigation plans.

Oil and Gas

GyM must comply with the Hydrocarbons Occupational Health and Safety Regulation, approved by Supreme Decree No. 043-2007-EM, for its activities relating to the construction of gas processing plants. The Peruvian Ministry of Labor and Employment Promotion is the authority responsible for supervising and enforcing compliance of the foregoing rules. See “—Infrastructure— Peruvian Hydrocarbon Regulation—Environmental Regulation” for more information on environmental regulation applicable to the oil and gas sector. The most relevant of the safety rules with which GyM must comply include: (i) assuring that senior project managers are responsible for the safety and health of workers; (ii) assigning specialized personnel responsible for safety and health matters; and (iii) monitoring and recording workplace accidents on a monthly basis.

Industrial Construction

GyM must comply with the Industrial Safety Regulation, approved by Supreme Decree No. 42-F (Reglamento de Seguridad Industrial), for its activities relating to the construction of industrial plants. The most relevant of the safety rules with which GyM must comply include: (i) overseeing that worksites are constructed, equipped and managed to provide security and protection to employees; (ii) instructing employees about risks to which they are exposed related to their work and adopting necessary measures to avoid accidents and damage to employee health; and (iii) overseeing inspections to verify the proper installation of safety equipment.

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

Labor Law Requirements in Civil Construction

Labor law requirements in civil construction consist of the specific legal framework for civil construction workers and the general legal framework applicable to the administrative personnel in the civil construction sector set forth in the Single Revised Text of the Labor Productivity and Competitiveness, approved by Supreme Decree No. 003-97-TR.

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

Environmental Regulations

Section 24 of the General Environmental Law, approved by Law No. 28611 (the “General Environmental Law”), provides that all human activity likely to cause significant environmental impact is subject of regulation by the National System of Environmental Impact Assessment. The Peruvian Ministry of the Environment, through the Environmental Supervising and Enforcement Agency (Organismo de Evaluación y Supervisión Ambiental, or “OEFA”) supervises the compliance and enforces environmental rules related to mining, oil and gas, and electricity.

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

Tax Legal Regime Applicable to Construction

Section 63 of Peruvian Income Tax Law, approved by Supreme Decree No. 179-2004-EF, establishes that construction companies engaged in construction contracts for a period longer than one fiscal year can choose to be taxed under any of the following systems:

●	allocate to each fiscal year the gross income resulting from applying the percentage of gross margin estimated for the work over the amounts collected for the same work; or

●	allocate to each fiscal year the gross income calculated by deducting the costs corresponding to the tasks performed during that year from the amount collected or that is expected to be collected corresponding to that work.

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

Prevention of Money Laundering and Financing of Terrorism

Regulations for money laundering and terrorism financing prevention, approved by SBS Resolution No. 486-2008, require construction and real estate companies to implement a money laundering and terrorism financing prevention system, including the appointment of a compliance officer, setting up a registry of operations and notifying the Financial Intelligence Unit of the SBS, the entity responsible for of supervising and enforcing compliance, of any suspicious activity.

Infrastructure

Private Investment in Public Infrastructure and Services

In Peru, promotion of private investment in public infrastructure and services is undertaken by Proinversión and commonly awarded through multi-party concession agreements among the concessionaire, Proinversión and the respective public entity. Private investment in public infrastructure is regulated by the Single Revised Text, approved by Supreme Decree No. 059-96-PCM (Texto Único Ordenado or “TUO”), and its additional regulation, approved by Supreme Decree No. 108-2006-EF.

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

Environmental Regulations

Peruvian environmental laws and regulations have become increasingly stringent over the last decade. All industries and projects are subject to Peruvian laws and regulations concerning water, air and noise pollution, and the discharge of hazardous substances. The principal legislation governing environmental matters is the General Environmental Law; the Law of the National System of the Environmental Impact Evaluation, approved by Law No. 27446 (the “SEIA”); the regulations of the SEIA Law, approved by Supreme Decree No. 019-2009-MINAM; and several environmental regulations that have been issued under the General Environmental Law, SEIA and other laws by the government with the collaboration of the Peruvian Ministry of the Environment.

Since the enactment of the General Environmental Law in October 15, 2005, several technical environmental regulations have been issued and this environmental regulatory framework is generally revised and updated regularly. Some regulations apply generally to Peruvian industries and some technical regulations are issued for specific industries.

The main environmental rules applicable to infrastructure projects include those described above in “—Engineering and Construction— Environmental Regulation.”

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

The Peruvian Ministry of Energy and Mines is responsible for devising energy and mining policies; supervising activities in the energy and mining sectors; and promoting investments in those sectors. Within the Peruvian Ministry of Energy and Mines, the General Directorate of Hydrocarbons (“DGH”) is responsible for regulating the development of oil and gas fields and the General Directorate of Energy-Related Environmental Affairs (“DGAAE”) is responsible for reviewing and approving regulations related to environmental risks associated with hydrocarbon exploration and production activities.

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

Services to the Petroleum Industry

Peruvian regulation provides that all companies that enter into a service agreement with any company that holds a licensing or services agreement must be registered as a subcontractor in the Hydrocarbons Public Registry in case they render any of the following services: (i) geological studies, geophysical studies, petroleum engineering related to drilling operations, production and well services; or (ii) construction of oil pipelines, gas pipelines, refineries and their maintenance, and specialized transportation by land, air, sea or river. In order to register a company as a subcontractor in the Hydrocarbons Public Registry, prior authorization from the General Directorate of Hydrocarbons (“DGH”) of the Peruvian Ministry of Energy and Mines is required.

On June 1, 2004, GMP was included as a subcontractor for the petroleum industry in the Hydrocarbons Registry of Lima’s Public Registry of Legal Entities; such registry remains in force as of the date of this annual report.

Environmental Regulations

The Peruvian Ministry of Energy and Mines is responsible for enacting environmental regulation for the oil and gas sector. The Oil and Gas Environmental Protection Regulation, approved by Supreme Decree

No. 039-2014-EM, sets out the legal framework and specific rules applicable to the exploration, production, refinement, processing, transportation, commercialization, storage and distribution of hydrocarbons, with the aim of preventing, controlling and remedying the negative environmental impacts arising from the foregoing activities.

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

The main environmental rules applicable to GMP’s hydrocarbon projects include:

●	filing environmental impact study or adopting the necessary measures to prevent and/or mitigate the environmental impact resulting from their activities;

●	meeting minimum size, environmental and safety requirements applicable to worksites;

●	handling and storing of hydrocarbons pursuant to safety and environmental requirements;

●	establishing programs to monitor environmental issues; and

●	providing training on environmental matters related to employee and personnel activities and responsibilities, especially with respect to regulations and procedures established for environmental protection and the environmental and legal consequences of non-compliance.

Operation of Terminals

In accordance with the Glossary, Acronyms and Abbreviations for the Hydrocarbons Subsector approved by Supreme Decree No.032-2002-EM, a terminal is a facility that includes storage tanks, submarine lines or docks for receiving or dispatching liquid hydrocarbons and facilities related to activities of storage and reception and/or dispatch of liquid hydrocarbon from/to vessels.

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

GMP’s activities as a part of Consorcio Terminales fall under the scope of the Hydrocarbons Storage Safety Regulation, approved by Supreme Decree No. 052-93-EM. Consorcio Terminales is registered in the Hydrocarbon Registry of OSINERGMIN and is authorized to perform transportation activities such as loading and unloading hydrocarbons from vessels on the terminals. This regulation establishes the conditions under which GMP can operate and maintain storage facilities for hydrocarbons. For instance, the regulation specifies the technical requirements for storage systems, which vary depending upon the kinds of hydrocarbons stored. Moreover, pursuant to this regulation, GMP must establish procedures to minimize potential risks that these facilities present for employees, third parties and properties.

Gas Processing Plants

In accordance with the Glossary, Acronyms and Abbreviations for the Hydrocarbons Subsector, approved by Supreme Decree No.032-2002-EM, a processing plant is a facility where the natural characteristics of hydrocarbons are changed to break them into the different compounds that comprise them, as well as the subsequent transformations to convert the hydrocarbons into fuel of specific qualities and suitable for transportation. This includes the facilities where the impurities, hydrogen sulfide, carbon dioxide, water and hazardous components are removed from natural gas.

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

In the event that changes in legislation or regulations that are exclusively related to the financial conditions of the earnings and/or costs associated with the investment, operation or conservation of the infrastructure, affect the economic terms of the contract by 10% or more, the concession agreements set forth economic terms adjustment mechanisms aimed at restoring the economic and financial equilibrium. See “— Infrastructure— Principal Infrastructure Lines of Business.”

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

The main zoning rules applicable to our real estate projects include the following:

●	obtaining a construction license from the corresponding local municipality before commencing construction, reconstruction, conservation or repair of any property; and

●	obtaining an inspection certificate issued by National Institute of Civil Defense (“INDECI”), the entity in charge of supervising that companies comply with the National Construction Regulation nationwide.

Environmental Regulations

The Environmental Protection Regulation for real estate, urbanism, construction and regularization related projects, approved by Supreme Decree No. 015-2012-VIVIENDA, sets out to prevent, mitigate, control and remedy negative environmental impacts that may arise from real estate developments. Prior to initiating construction works, companies are required to obtain an environmental authorization from the Housing, Urbanism, Regularization or Construction National Directorate of the Peruvian Ministry of Housing, Construction and Sanitation and to comply with the provisions set forth in the corresponding environmental impact assessment.

The main environmental rules applicable to our real estate projects include the following:

●	undertaking an environmental impact assessment; and

●	requesting the environmental classification of our projects, which depends on the environmental risks associated therewith.

Licenses

Article 10 of the Regulation of Urban Habilitation and Buildings Law, approved by Law No. 29090, establishes the license requirements for urban habilitation and construction, depending on land size, the dimensions of the work to be undertaken and the financial target.

Upon completion of the real estate development and construction, as the case may be, the following requirements must be met:

●	for urban development, the reception of the works (recepción de la obra) must be requested to the corresponding municipal government in compliance with Article 19 of the Habilitation and Construction Law; and

●	for construction, the conformity of the works (conformidad de obra) must be requested to the corresponding municipal government in compliance with Article 28 of the Habilitation and Construction Law, accompanying the request with the construction plans and the construction statement (a description of the technical conditions and characteristics of the work performed).

Exclusive and Common Property Real Estate Units Regimes

The Regularization Buildings Factory Declaration Proceeding and Real Estate Units Regimen of Exclusive and Common Property Law, approved by Law No. 27157, establishes the legal regime applicable to real estate comprised of assets with exclusive and common property, including, among others, (i) apartment buildings; (ii) condominiums; (iii) units under co-ownership; and (iv) commercial spaces, such as galleries and malls. The foregoing construction projects must include internal by-laws prepared or approved by the sponsor or builder, or by the owners with the vote of the majority of participating owners, the content of which is regulated in Article 42 of the Regularization Buildings Factory Declaration Proceeding and Real Estate Units Regimen of Exclusive and Common Property Law. Articles 40 and 41 of the foregoing law itemize the assets and services that qualify as common.

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

Technical Services

Public- and Private-Sector Contracts

Concar provides services in compliance with Peru’s State Contracting Law and its regulation, approved by Supreme Decree No. 184-2008-EF, as amended, when dealing with public counterparties; and with the regulation set forth in the Civil Code when dealing with private counterparties. Such regulations establish the different types of selection processes which companies may undergo when contracting with the state, as well as the rules and conditions applicable to such processes. They also establish general rules applicable to contractual relationships among private parties. See “—Engineering and Construction” for more information on the applicable legal frameworks. Concar is registered with the Peruvian National Registry of Suppliers, required to act as supplier for public entities.

Intellectual Property

Certain operations of GMI and GMD are protected by Peruvian Copyright Law, approved by Legislative Decree No. 822, specifically the engineering drawings and software registered in the INDECOPI Copyright Registry. However, the company’s business and profitability are not dependent on patents or licenses; industrial, commercial or financial contracts; or new manufacturing processes.

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

C.	Organizational Structure

The following organizational chart sets forth our principal operating subsidiaries within our four business segments.

The following charts set forth the principal activities of each of our four business segments:

The following is a brief description of our principal operating subsidiaries:

●	Engineering and Construction:

●	GyM S.A. (“GyM”), incorporated in Peru, is one of the oldest and largest construction companies in Peru. Graña y Montero owns 98.2% of GyM; the remaining 2.0% is held by former and current company executives.

●	Stracon GyM S.A. (“Stracon GyM”), incorporated in Peru, provides services to the mining and construction industries. GyM owns 87.6% of Stracon GyM; the remaining 12.4% is held by the current chief executive officer of Stracon GyM.

●	Vial y Vives - DSD S.A. (“Vial y Vives - DSD”), incorporated in Chile, is an engineering and construction company specialized in the mining sector and in providing services to the energy, oil and gas, and cellulose sector. GyM owns 82.0% of Vial y Vives - DSD; Inversiones VyV S.A., a company controlled by the founders of Ingeniería y Construcción Vial y Vives S.A. (now Vial y Vives - DSD) who owns 12.2%; and the remaining 6.8% is held by third parties.

●	GMI S.A. (“GMI”), incorporated in Peru, is primarily engaged in engineering consultancy for projects in the mining, hydrocarbons, electrical, agricultural, industrial, tourism and transportation sectors. Graña y Montero owns 89.4% of GMI; 4.0% is held by current and former company executives; and the remaining 6.6% is held by third parties.

●	Morelco S.A. (“Morelco”), incorporated in Colombia, is a recognized specialist in electromechanical assemblies, civil works, and services for the oil and gas and other energy sectors. Our subsidiary GyM S.A. owns 70.0% of Morelco, and the remaining 30% is held by the Serna family in trust.

●	Infrastructure:

●	Toll Roads:

●	Norvial S.A. (“Norvial”), incorporated in Peru, is the concessionaire of the 183 km stretch between Ancón and Pativilca of the Panamericana Norte road. Graña y Montero owns 67.0% of Norvial and JJC Contratistas Generales S.A., a Peruvian construction company, owns the remaining 33.0%.

●	Survial S.A. (“Survial”), incorporated in Peru, is the concessionaire of the 750 km highway between Marcona and Urcos in Peru. Graña y Montero owns 99.9% of Survial.

●	Concesión Canchaque S.A.C. (“Canchaque”), incorporated in Peru, is the concessionaire of the 78 km highway between the towns of Buenos Aires and Canchaque in Peru. Graña y Montero owns 99.97% of Canchaque.

●	Concesionaria Vía Expresa Sur S.A. (“Vesur”), incorporated in Peru, is the concessionaire of the Via Expresa Sur highway which will connect downtown Lima city and the Panamericana Sur highway, through 4.5 kms. including 5 bridges, 2 connecting lines, 6 entrance ramps and 5 exit ramps. Graña y Montero owns 100% of Vesur.

●	Mass Transit:

●	GyM Ferrovías S.A. (“GyM Ferrovías”), incorporated in Peru, is the concessionaire of the Lima Metro. Graña y Montero owns 75.0% of GyM Ferrovías; the other 25.0% is held by Ferrovías Participaciones S.A., a railway infrastructure company.

●	Water Treatment:

●	Concesionaria La Chira S.A. (“La Chira”), incorporated in Peru, is the concessionaire of La Chira waste water treatment plant in southern Lima, Peru. Graña y Montero owns 50.0% of La Chira; the other 50.0% is held by Acciona Agua S.A, an affiliate of a waste water treatment and distribution company.

●	Energy:

●	GMP S.A. (“GMP”), incorporated in Peru, is engaged in the oil and gas business and currently provides hydrocarbon extraction services to Perupetro S.A., a Peruvian state oil company; owns a gas processing plant; and, through a joint operation with a Peruvian affiliate of Oiltanking GmbH, operates nine fuel terminals in Peru. Graña y Montero owns 95.0% of GMP; the remaining 5.0% is held by a company executive.

●	Real Estate:

●	Viva GyM S.A. (“Viva GyM”), incorporated in Peru, is focused on the development and sale of affordable housing and housing, as well as other real estate projects such as office buildings and shopping centers. Graña y Montero directly owns 60.6% of Viva GyM, with GyM owning an additional 39.0%; and the other 0.4% is owned by a company executive.

●	Inmobiliaria Almonte S.A.C. (“Almonte”), incorporated in Peru, is a real estate company which owns 800 hectares of land in southern Lima. Viva GyM owns 50.4% of Almonte; Inversiones Sur S.A., which is part of a Chilean economic group, owns 22.0%; and the other 27.6% is owned by third parties.

●	Technical Services:

●	GMD S.A. (“GMD”), incorporated in Peru, is a provider of IT services and business solutions. Graña y Montero owns 89.1% of GMD; 5.5% is held by company executives; and the remaining 5.5% is held by one of our directors.

●	Concar S.A. (“Concar”), incorporated in Peru, is engaged in the operation and maintenance of infrastructure assets. Graña y Montero owns 99.7% of Concar.

●	CAM Chile S.A. (“CAM”), incorporated in Chile, provides field and specialized electrical services in Chile as well as in Brazil, Colombia, and Peru. Graña y Montero owns 75.0% of CAM; and the other 25% is held by El Condor Combustibles S.A., which is part of a Chilean economic group.

●	Other:

●	Tecgas N.V. (“Tecgas”) is the current operator of Transportadora de Gas del Perú and owns 100% of shares of Compañía Operadora de Gas del Amazonas (“COGA”). Graña y Montero owns 51.0% of Tecgas, while Enagas International, S.L. (“Enagas”) holds a 30.0% interest and Canada Pension Plan Investment Board (“CPPIB”) maintains 19.0% of the participation.

D.	Property, Plant and Equipment

Approximately 73% of our assets is located in Peru, with the balance located primarily in Chile. At December 31, 2014, the book value of all our land (excluding real estate inventories) and buildings, machinery and equipment was US$384.3 million. We currently lease certain machinery and equipment from vendors. The term of our leasing contracts ranges from two to five years, depending on the nature of the equipment. Leased machinery and equipment are capitalized for accounting purposes. Our principal executive offices, which we lease, are located at Av. Paseo de la República 4667, Surquillo, Lima 34, Peru.

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

The following discussion should be read in conjunction with our consolidated financial statements included in this annual report,, which have been prepared in accordance with IFRS issued by the IASB. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth under “Part I. Introduction—Forward-Looking Statements” and “Item 3.D. Key Information—Risk Factors.”

A.	Operating Results

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2014, and the largest publicly traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2014, with strong complementary businesses in infrastructure, real estate and technical services. With more than 80 years of operations, we have a long track record of successfully completing the engineering and construction of many of the country’s landmark private and public sector infrastructure projects. Beginning in the mid-1980s, we decided to leverage our engineering and construction expertise into complementary lines of business. We have also undertaken the engineering and construction of large and complex projects outside our home market throughout our history. More recently, we decided to expand our activities into other key markets of the Latin American region through the acquisition of businesses with solid positions in those markets.

Factors Affecting Our Results of Operations

General

Peruvian and Chilean Economic Conditions

82.7%, 85.0% and 80.1% of our revenues in 2012, 2013 and 2014 were derived from activities in Peru. Accordingly, our results of operations are substantially affected by economic conditions in the country and our growth is driven in significant part by growth in the Peruvian economy. In addition, 12.6%, 10.6% and 14.4% of our revenues in 2012, 2013 and 2014 were derived from activities in Chile. Our percentage of Chilean revenues has grown as a result of our acquisition of Vial y Vives in October 2012 and DSD Construcciones y Montajes in August 2013. We expect our revenues from Colombia to grow in the future as a result of our acquisition of Morelco in December 2014.

The Peruvian economy has been one of the fastest growing economies globally over the past decade, with the Peruvian real GDP growing at an average rate of 4.6% during the three years from 2012 to 2014 as a result of, among other factors, robust domestic demand and increased private and public investment. With increasing disposable income and an expanding middle class, private consumption grew at an average annual rate of 5.0% in real terms from 2012 to 2014. In 2012 and 2013 private investment increased at an average rate of 13.6% and 4.3% in real terms, respectively, driven by an increase in projects primarily in the mining, oil and gas, energy, transportation, telecommunications and manufacturing sectors. In 2014, private investment decreased at an average rate of 1.5% in real terms primarily due to lower investment in mining. Inflation in Peru, as measured by the change in the consumer price index, was 2.6% in 2012, 2.9% in 2013 and 3.2% in 2014. The nuevo sol appreciated versus the U.S. dollar by 5.4% in 2012, and depreciated by 9.6% in 2013 and 6.9% in 2014. Given its recent performance with regard to fiscal balance, debt/GDP ratio, net reserves and high liquidity, Peru’s sovereign debt is rated investment grade and was upgraded to BBB+ by S&P and Fitch in August 2013 and October 2013, respectively, and Baa2 by Moody’s in August 2012. According to the IMF the Peruvian economy is projected to grow at rates of 3.5% and 4.9% in 2015 and 2016, respectively.

The Chilean economy grew at an average annual rate of 3.9% during the three years from 2012 to 2014 in real terms, mainly driven by strong domestic demand. Total fixed investment grew at an annual average rate of 1.1% in real terms during the three years from 2012 to 2014. Inflation in Chile, as measured by the change in the consumer price index, was 1.5% in 2012, 3.0% in 2013 and 4.6% in 2014. The Chilean peso fluctuated versus the U.S. dollar, increasing by 8.2% in 2012 and decreasing 9.4% in 2013 and 16% in 2014. Chilean sovereign debt was rated A+ by Fitch in October 2013, AA- by S&P in December 2013 and Aa3 by Moody’s in October 2013, the highest sovereign debt ratings in Latin America.

From 2010 to 2014 our revenues grew at a CAGR of 29.4% (23.0% excluding acquisitions) under IFRS. Our organic revenues grew 10.6% in 2014 from 2013. We expect, but cannot assure you, that in the future our business will tend to grow in line with the performance of and investment in the end-markets we serve.

Fluctuations in Exchanges Rates

We estimate that in 2014, 37.2%, 55.7% and 7.1% of our revenues were denominated in nuevos soles, U.S. dollars and other currencies (principally Chilean pesos), respectively, while 70.1%, 23.1% and 6.8% of our cost of sales during the year were denominated in nuevos soles, U.S. dollars and other currencies. In addition, as of December 31, 2014, 44.7%, 47.8% and 7.5% of our total debt was denominated in nuevos soles, U.S. dollars and other currencies, respectively. Accordingly, fluctuations in the value of these currencies can materially affect our results of operations. When the nuevo sol appreciates against the U.S. dollar, our operating margins tend to decrease; when the nuevo sol depreciates against the U.S. dollar, our operating margins tend to increase. Conversely, the appreciation of the nuevo sol against the U.S. dollar tends to decrease our indebtedness and financial expenses as expressed in nuevos soles; and the depreciation of the nuevo sol against the U.S. dollar tends to increase our indebtedness and financial expenses as expressed in nuevos soles. We enter into derivatives, from time to time, to hedge part of our financial exposure to currency fluctuations. The value of the nuevo sol to the U.S. dollar appreciated in 2012 and depreciated in 2013 and 2014, which impacted our results of operations. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rates.”

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

Cost of Labor, Third Party Services and Inputs

The largest components of our costs are: labor, which in 2014 represented 30.8% of our cost of sales and 49.8% of our administrative expenses; services provided by third parties, which in 2014 represented 34.8% of our cost of sales and 28.6% of our administrative expenses; and inputs (including raw materials), which in 2014 represented 19.0% of our cost of sales. For a breakdown of our cost of sales and administrative expenses, see note 25 to our audited annual consolidated financial statements included in this annual report.

Our cost of labor is influenced by, among other factors, the number of our employees, as well as inflation, competition we face for personnel in each of our business segments and the availability of qualified candidates. From 2012 to 2013 our personnel charges increased by 4.7% and from 2013 to 2014 our personnel charges increased by 22.1%. Services provided by third parties include: subcontracting in our E&C segment, such as carpentry work; advisory and consultancy work, including external audit and legal services; and renting of equipment. From 2012 to 2013 our costs related to services provided by third parties increased by 9.4% and from 2013 to 2014 our costs related to services provided by third parties increased by 38.5%. The principal inputs we use are fuel, cement and steel, which in the aggregate represented a majority of our total input costs in 2014. Our costs for these inputs are affected by, among other factors, the growth of our operations, market prices, including global prices in the case of fuel, and transportation costs. We do not have long-term contracts for the supply of our key inputs. From 2012 to 2013 our input costs decreased by 0.4% and from 2013 to 2014, our input costs increased by 1.1%.

Acquisitions

We acquired a 75.0% interest in CAM in February 2011 for US$10.8 million, after post-closing adjustments. In 2011, as a result of the excess of the fair value of the assets and liabilities we acquired in the CAM acquisition over the consideration paid, we recognized a gain of S/.45.2 million, which is reflected in “gain from business combination.” In 2012, 2013 and 2014, we reversed provisions amounting to S/.68.0 million, S/.13.7 million and S/.9.4 million, respectively, relating to labor and tax contingencies and trade liabilities that we had reflected on our balance sheet in connection with the CAM acquisition because we determined that the underlying contingencies and liabilities had become remote, expired or been resolved; these reversals are reflected under “other income (expenses).” For further information, see notes 27 and 31 to our audited annual consolidated financial statements included in this annual report.

In addition, we acquired a 74.0% interest in Vial y Vives in October 2012 for US$55.6 million and an additional 6.4% interest in Vial y Vives between June and August 2013 for US$3.4 million. Accordingly, Vial y Vives’ results are only fully reflected in our results of operations for two months in 2012 and for the full year in 2013. The inclusion of Vial y Vives further increased and diversified our revenues, in addition to complementing our expertise in the E&C mining sector; however, the historic operating margins of Vial y Vives have tended to be lower than those of our E&C segment because of its relatively higher administrative expenses. In August 2013, we acquired an 86.0% interest in DSD Construcciones y Montajes for US$37.2 million. DSD Construcciones y Montajes is an entity domiciled in Chile whose main business activities are electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants in Chile and Latin America. This acquisition is part of our plan to increase our presence in markets that present high growth potential, such as Chile, and in attractive industries, such as energy and mining. Accordingly, DSD Construcciones y Montajes results are only reflected in our results of operations for four months in 2013 and for the full year in 2014. In 2014, Vial y Vives - DSD represented 9.7% of our consolidated revenues, 10.9% of our consolidated gross profit and 8.4% of our consolidated operating income.

In December 2013, we acquired an additional 16.9% interest in Norvial from the former shareholder Besco S.A. for S/.51.4 million (US$18.4 million), increasing our stake in Norvial to 67.0%. In November 2014, we acquired an additional 13.5% interest of Stracon GyM for S/.74.7 million (US$25 million), increasing our stake in Stracon GyM to 87.6%.

In March 2014, we acquired control of Coasin for an amount of US$2.1 million.

In December 2014, we acquired a 70% interest in Morelco for S/.277.1 million (US$93.7 million). Morelco is an engineering and construction company focused in the Colombian oil and gas and other energy sectors. This transaction represents our first acquisition in Colombia, which is a key part of our international strategy. The results of Morelco are expected to impact our results of operations beginning in 2015.

In December 2014, we acquired 51% of the share capital of Tecgas, which holds 100% the share capital of COGA for a total of S/.75.8 million (US$25.4 million). This investment includes goodwill resulting from the purchase amounting to S/.61.4 million. COGA is a jointly controlled entity and accordingly we will reflect its results in “Share of the profit or loss in associates and joint ventures under the equity method of accounting.” For a description of our alliance with CCPIB, see “Item 4.B. Information on the Company—Business Overview—Infrastructure.”

Cyclicality

Our Engineering and Construction segment is cyclical as a result of being closely linked to the conditions, performance and growth of the end-markets we serve, which include, among others, the mining, power, oil and gas, transportation, real estate and other infrastructure sectors in Peru, as well as the mining sector in Chile and, in the future, the energy sector in Colombia. These industries tend to be cyclical in nature and tend to be affected by factors such as macroeconomic conditions, climate conditions, the level of private and public investment, the availability of credit, changes in laws and regulations and political and social stability. As a result, although downturns impact our entire company, our Engineering and Construction segment has historically been subject to periods of very high and low demand. For example, between 2000 and 2003, there was a significant decline in activity in the Peruvian real estate and construction sectors, which consequently affected our and our competitors’ business and financial performance during that time. The mining and oil and gas sectors, in particular, are also driven by worldwide demand for the underlying commodities, including, among others, silver, gold, copper, oil and gas, which can be affected by such other factors as global economic conditions and geopolitical affairs. Furthermore, prevailing prices and expectations about future prices for minerals or oil and gas, costs of exploration, production and delivery of product and similar factors can have a significant impact on our clients’ exploration and production activities and, as a result, on their demand for our engineering and construction services.

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

Appropriate pricing and budgeting of our engineering and construction projects is also key to our results of operations in our E&C segment and can be affected by such factors as competition, direct negotiations with clients as opposed to competitive bidding processes, the accuracy of our estimation of project costs and unexpected cost overruns. The types of contracts in this segment consist of cost-plus fee, unit price, lump-sum and EPC contracts. For a description of our E&C contracts, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts.” The nature of our contractual arrangements can affect our margins, both because, depending on the type of contract, the burden of cost overruns may be placed on the client or on us, and because certain contractual arrangements tend to have lower gross margins. For the years from 2012 to 2014, our E&C segment has trended towards contractual arrangements that pose less risk for us (i.e., cost—plus fee and, to a lesser extent, unit price), which provide more stability to our results but lower gross margins. The types of contractual arrangements we enter into in our E&C segment vary significantly from period to period.

Infrastructure

Traffic and Fees for Toll Roads

The majority of our toll roads revenues derive from the Norvial concession. Unlike our other toll road concessions, our revenues from the Norvial concession depend on traffic volume. Traffic volume on the Norvial road increased 5.0% from 2012 to 2013 and 2.4% from 2013 to 2014 (based on vehicle equivalents, as defined in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial”) and such increases are largely driven by economic activity levels in Peru. For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that takes into account the nuevo sol/U.S. dollar exchange rate and Peruvian and United States inflation. Under our Survial and Canchaque road concessions, our revenues consist of annual fees paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the roads, which can vary depending on the amount of road maintenance required due to road wear and tear.

Under the Norvial concession, we are required to expand certain stretches of the highway, by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage started on April 2014 and is expected to be completed in first quarter of 2016. We estimate that Norvial’s capital investment for the second stage will be approximately US$105 million.

On August 8, 2013, we obtained a 40-year term concession for designing, financing, building, operating and maintaining the infrastructure associated with the Vía Expresa Sur project. This project involves the second stage expansion of the Via Expresa - Paseo de la República, between Av. República de Panamá and Panamericana highway. The estimated investment in this concession is expected to be US$196.8 million. The contract gives us the right to charge public service users according to a pre-defined price list; however, the grantor (government) has agreed to pay the difference if the revenues generated during the operation stage are lower than US$18 million in the first two years and US$19.7 million from the third year until the fifteenth year. Revenue for the construction activities and other initial activities are accounted for as a financial asset for the portion that the government guarantees, and as an intangible for the unguaranteed investment.

Mass Transit

We generate revenue from our Lima Metro concession based on kilometers travelled per train, with the fee per kilometer, the number of trains required to be in operation and the number of kilometers that we are required to travel established by the terms of the concession. Our revenues do not depend on passenger traffic volume. Our results in this concession between 2012 and 2014 were influenced by the timely acquisition, set up, reliability and proper operation of our trains as well as by the timing of the government’s completion of the 12.1 kilometer second stretch of Line One. In 2012, we generated losses as a result of the limited number of trains (five) we initially operated. In 2013, we also generated losses as a result of delays in the start of operations of new trains, which was postponed because of delays in approvals from the Ministry of Transportation. However, during the fourth quarter of 2013, with a larger quantity of trains in operation, our results improved and generated operating profits for the year. We currently have all 24 trains in operation (including two backup trains). In addition, the second tranche of Line One was completed in the third quarter of 2014. As of December 31, 2014, GyM Ferrovías has spent a total of S/.549.8 million (US$196.6 million) in capital expenditures in connection with the Lima Metro.

Energy

A significant part of the revenues in our Infrastructure segment depends on global prices for oil. Under our hydrocarbon extraction service contracts, we are entitled to a variable fee, which is based on the level of production of each field and a basket of international crude oil prices. Historically, oil prices have been volatile and are likely to be volatile again in the future. During 2012, 2013 and 2014, average Brent crude prices were approximately US$111.65, US$108.64 and US$99.02 per barrel and the average fee we received in these years was US$86.13, US$84.99 and US$77.33 per barrel of extracted oil, respectively. Because our activities are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I and over 50 years in the case of Block V, our oil production depends primarily on the level of our capital expenditures undertaken for drilling and production purposes. On April 5, 2015, we began oil and gas production in Blocks III and IV, and, as a result, we expect energy revenues to increase. Conversely, global oil prices have decreased significantly in recent months, with the average Brent crude price in March 2015 declining to US$55.79 per barrel.

Our gas processing plant has a long-term delivery and gas processing and fractionation contract with Empresa Eléctrica de Piura S.A. (“EEPSA”), a thermal power generation subsidiary of the Endesa group. Under the contract, EEPSA delivers wet natural gas that it purchases from onshore and offshore gas operators in the area. We are responsible for all operating costs of the gas processing plant but are entitled to keep revenues from the sale of all resulting natural gas liquids to third parties after delivery of all dry gas and payment of a variable royalty to EEPSA. Volumes processed by our gas processing plant depend upon gas volumes demanded by EEPSA for its gas-fired turbines, which can vary significantly. Prices for natural gas liquids can also fluctuate significantly and are affected by market prices for crude oil. We processed 26.3 MMcf per day during 2012, 18.1 MMcf per day during 2013 and 27.3 MMcf per day during 2014. Volumes processed by our gas processing plant ultimately depend upon gas volumes demanded by EEPSA for its gas-fired turbines. These volumes vary per month and depend upon the power dispatch curve of EEPSA among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by EEPSA are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher.

In connection with our fuel storage terminal business, under a contract with Petroperú, we receive revenues related to monthly reserved volume in storage tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). These fees are adjusted annually to account for U.S. inflation. Our fuel storage activities in the North and Central terminals are carried out under 20-year contracts, which expire in 2034; however, our contract for the operation of the South terminals expires in August 2015.

Awarding and Timing of Infrastructure Concessions and Government Contracts

The results of operations of our Infrastructure segment are affected by our ability to win new concessions and government contracts, which depend in part on government policies and our ability to compete effectively. As of December 31, 2014, we have seven concessions as well as long-term government contracts in this segment, including the concession for Via Expresa Sur, the terms of which was agreed in August 2013 and the concession for Chavimochic, which was agreed in May 2014. Joint operations in which we participate have been awarded one additional concession for Via Expresa Javier Prado for the expansion of another major highway within the city of Lima and we are currently awaiting for the preparation of new studies related to traffic volumes which have been requested by the Peruvian Ministry of Economy and Finance prior to the project’s approval. We believe this concession will increase the results of operations of our Infrastructure segment. However, we cannot assure you that we will be able to negotiate this contract on favorable terms or at all. In addition, our government contract to operate the South fuel storage terminal is scheduled to expire in August 2015, and we cannot assure you that it will be extended or renewed on favorable terms or at all.

Our results in our Infrastructure segment are also affected by the timing of the commencement of operations under our concessions, as well as when we were required to undertake significant capital investments or major construction works under the terms of our concessions. Under our Norvial and Lima Metro concessions, we are required to undertake capital investments during the initial years of the concessions for which we are compensated throughout the term of the concessions by our toll rate in the case of the Norvial concession and tariffs in the case of the Lima Metro concession. Under our Survial, Canchaque and La Chira concessions, we generate revenues in our Infrastructure segment from our construction activities during the pre-operational phase, and once operations commence we generate revenues from fees related to operation and maintenance. Survial, Canchaque and La Chira have financed their construction costs through the sale of government certificates of construction to financial institutions at a discount from face value. Certificates of construction are negotiable instruments that the Peruvian government typically delivers upon completion of each stage of a project and which entitle the holder to receive payment from the government equal to the capital investment made in the corresponding stage upon completion of the entire project. Accordingly, the results of our Infrastructure segment may be affected by the discount rates obtained on the sale of government certificates of construction. For more information on our obligations and compensation under our concessions, see “Item 4.B. Information on the Company—Business Overview— Infrastructure.”

Real Estate

The results of operations of our Real Estate segment are driven by the number of units we develop and deliver in a reporting period, our mix of unit sales (affordable housing versus housing), unit prices, land purchase prices and our costs of construction. These results are also affected by a number of factors that may impact the Peruvian real estate sector as a whole, including: the availability of government subsidies for affordable housing; prices of suitable land in particular areas; regulation of real estate development imposed by national, regional and local laws and regulators, and the time required to obtain applicable construction permits and licenses; the unemployment rate and wage levels; prevailing interest rates and availability of financing; the supply in the market; the level of customer interest in our new projects; and our costs, such as the price of labor, materials, insurance, taxes and other public charges. We delivered 1,368, 1,757 and 831 units in 2012, 2013 and 2014, respectively. In 2014, the delivery of real estate units was impacted by deceleration of economic growth in Peru.

The results of operations of our Real Estate segment are also significantly affected by our sales of land parcels. Due to the appreciation of land prices in Peru, and because we record our land holdings at book value (i.e., without marking to market), our recent land sales have resulted in high margins.

In addition, the net profit attributable to controlling interests of our Real Estate segment is significantly affected by the financing and commercial arrangements we use to purchase land and to develop real estate projects. Depending on the level of non-controlling interests used to finance our real estate projects, our Real Estate segment tends to have significant net profit attributable to non-controlling interests. See “— Results of Operations—General—Real Estate.”

Technical Services

The results of operations of our Technical Services segment, especially our activities relating to IT and electricity networks services, are affected by the economic growth of the countries in which we operate. As companies expand in response to economic growth, they tend to outsource certain activities in order to focus on their core businesses.

Our results in the operation and maintenance of infrastructure assets depend on our ability to obtain contracts from the government or infrastructure concessionaires, such as those in our Infrastructure segment, which depend on government policies and our ability to compete effectively. We obtained three public-sector road contracts at the end of 2010 as well as three new public-sector road contracts at the end of 2012; however, two public sector road contracts expired in December 2012 and were not renewed until May and June, respectively, of 2013, and, as a result, impacted our results of operations during 2013. We had one of the contracts with a regional government terminated in 2014, which impacted our results of operations for the year. We typically obtain higher revenues from these contracts during the commencement of services as we bring the road to proper operating condition, and lower revenues at the end of the contract term as services wind down.

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

Estimated Impairment of Goodwill and Other Intangible Assets with Indefinite Useful Life

Impairment reviews are undertaken annually, or more frequently if there is a triggering event, to determine if goodwill arising from business acquisitions and other intangible assets with indefinite useful life have suffered any impairment, in accordance with the policy described in note 2.16 to our audited annual consolidated financial statements included in this annual report. For this purpose, goodwill is attributed to the different cash-generating units to which it relates, while other intangible assets with indefinite useful life are assessed individually. The recoverable amounts of the cash-generating units and of other intangible assets with indefinite useful life have been determined based on their value-in-use. This evaluation requires the exercise of our management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including the preparation of future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

Value in use is usually determined on the basis of discounted estimated future net cash flows. Determination as to whether and how much an asset is impaired involves our management estimates of highly uncertain matters such as future commodity prices, the effects of inflation on operating expenses, discount rates, production profiles and the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas and refined products.

If we experience a significant drop in revenues or a drastic increase in costs or changes in other factors the fair value of business units might decrease. If our management determines the factors that reduce the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of the business units and, therefore, goodwill as well as other intangible assets with indefinite useful life may be deemed to be impaired, which may cause their write-down to be necessary.

Based on the impairment tests performed by our management, no goodwill nor intangible (trademarks) impairment losses were required to be recognized because the recoverable amount of the cash-generating units subject to testing was substantially higher than their related carrying amounts. We have not had any impairment to goodwill or intangibles over the last three years.

The most significant assumptions are gross margin, growth rate and discount rate which are included in note 17 of our audited annual consolidated financial statements included in this annual report. We have performed a sensitivity analysis on the gross margin and discount rate which is included below:

a.	Gross Margin: Our fair value is above its carrying amount and, if the gross margin were adjusted down by 10%, the fair value would be 26.04% higher than the carrying amount and, if the gross margin were adjusted up by 10%, the fair value would be 88.26% higher than carrying amount. Therefore our businesses would still be greater than the carrying amount even under a significant decline in our gross margin and we would not need to impair our goodwill.

b.	Discount Rate: Our fair value is significantly above its carrying amount and, if the discount rate were adjusted down by 10%, the fair value would be 76.64% higher than the carrying amount, and if the discount rate were adjusted up by 10%, the fair value would be 39.42% higher than carrying amount. Therefore our businesses would still be greater than the carrying amount even under a significant upward adjustment to the discount rate in value and we would not need to impair our goodwill.

Income Taxes

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. We seek legal tax counsel’s advice before making any decision on tax matters. Although our management considers its estimates to be prudent and appropriate, differences of interpretation may arise with tax authorities (mainly Peruvian, Chilean and Colombian authorities) which may require future tax adjustments.

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

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, we take into consideration all available positive and negative evidence, including factors such as historical data, projected income, current operations and tax planning strategies. A tax benefit related to a tax position is only recognized if it is more likely than not that the benefit will ultimately be realized.

Our maximum exposure related to tax contingencies amounts to S/.37.5 million (US$12.5 million).

Percentage-of-Completion Revenue Recognition

Revenue from construction contracts is recognized under the percentage-of-completion method which requires the final margin from construction contracts to be estimated. Projections of these margins are performed by our management based on work execution budgets and adjusted periodically based on updated information reflecting the actual performance of work. The estimated contract revenue and total cost estimates are reviewed often as work progresses and is approved. In this regard, our management considers that the estimates made at the year-end closing are reasonable. When unapproved change orders occur, revenue is recognized equal to costs incurred (no profit component recognized) until the additional work is approved.

Contract revenue is recognized as revenue in the income statement in the accounting periods in which the work is performed. Contract costs are recognized as cost of sales in the income statement in the accounting period in which the work to which they relate is performed. However, any expected and probable excess of total contract costs over total contract revenue for the contract is expensed immediately. Furthermore, any changes in contract estimates are recognized as a change in accounting estimates and recognized in the period the change is made and in future periods as applicable. In certain construction contracts, the terms of these agreements allow for an amount to be withheld by the customers until construction has been completed. Under these contracts the full amount may not be recognized until the next operating cycle. As of December 31, 2012, 2013 and 2014, a sensitivity analysis was performed considering a 10% increase/decrease in our gross margins as follows:

	2012	2013	2014
Sales	3,341,539	3,820,393	4,749,159
Gross profit	371,852	465,973	412,771
%	11.13	12.20	8.69

Increase 10%	12.24	13.42	9.56

Increase in profit before taxes	37,185	46,597	41,249

	409,037	512,570	454,020

	2012	2013	2014
Decrease 10%	10.02	10.98	7.82

Decrease in profit before taxes	(37,185)	(46,597)	(41,387)

	334,667	419,376	371,384

Provision for Well Closure Costs

We estimate the present value of our future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of “intangibles” in our statement of financial position. The discount pre-tax rate used for the present value calculation was 2.17% based on the 10-year bond rate as of December, 2014 (2.74% as of December, 2013). As of December 31, 2014 the present value of the estimated provision for closure activities for 78 wells amounted to S/. 7.21 million (S/.4.85 million as of December 31, 2013 for closure activities for 83 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from revisions of either the date of occurrence or the amount of the present value of the obligations originally estimated.

If, at December 31, 2014, the estimated rate would have increased or decreased by 10%, with all variables held constant, the pre-tax profit for the year would have been as follows:

	Impact in pretax profit 2013	Impact in pretax profit 2014
+10%	(59)	(59)
-10%	59	60

During 2014, we recorded a provision amounting to S/.2.7 million, with charge to intangibles to reflect the estimated obligation to close productive wells included in the service agreements for Blocks I and V.

Critical Judgments in Applying Accounting Policies

Consolidation of Entities in Which We Holds Less Than 50%

We own certain direct and indirect subsidiaries that we control even though we have less than 50% of the voting rights. These are mainly related to indirect subsidiaries in our Real Estate segment that are owned through Viva GyM, where, even though we hold an interest between 30% and 50%, we have the ability to influence the relevant activities that mostly impact such subsidiaries’ returns. Additionally, we have de facto control of Promotora Larcomar S.A. in which we hold 42.8% of equity interest, considering the fact that the ownership of the other 57.2% is disperse.

New Accounting Pronouncements, Amendments and Interpretations

New and Amended Standards Adopted by us in 2014

The following standards have been adopted by us for the first time for our 2014 financial statements. Most of the impact of the adoption of these standards was restricted to presentation and disclosures in our financial statements:

●	Amendment to IAS 32, “Financial Instruments: Presentation.” This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on our consolidated financial statements.

●	Amendments to IAS 36, “Impairment of assets.” This amendment removed some disclosure requirements regarding: (a) eliminating the requirement about disclosing the recoverable value when a cash generating unit (CGU) contains a goodwill or indefinite life intangible assets, but that has not been impaired; (b) disclosing the recoverable value of an asset CGU when an impairment loss has been recognized or reversed and (c) detailed disclosures about how the recoverable value less costs of sales has been measured when an impairment loss has been recognized or reversed. We have applied the amendment and consequently there has been no significant impact on our consolidated financial statements.

●	Amendments to IAS 39 “Financial instruments: Recognition and measurement.” This amendment requires to discontinue the hedging accounting when a hedging instrument expires or is sold, finished or exercised, unless the replacement or incorporation of a hedging instrument in another hedging instrument is part of the hedging strategy documented by the entity. We have applied the amendment and consequently there has been no significant impact on our consolidated financial statements.

●	Amendment to IAS 19 “Employee Benefits.” The amendment applies to contributions from employees or third parties to defined benefit plans and clarifies the treatment of such contributions. The amendment distinguishes between contributions that are linked to service only in the period in which they arise and those linked to service in more than one period. The objective of the amendment is to simplify the accounting for contributions that are independent of the number of years of employee service, for example employee contributions that are calculated according to a fixed percentage of salary. Entities with plans that require contributions that vary with service will be required to recognize the benefit of those contributions over employee’s working lives. We have applied the amendment and consequently there has been no significant impact on our consolidated financial statements.

●	IFRIC 21, “Levies,” sets out the accounting for an obligation to pay a levy if that liability is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. We are not currently subjected to significant levies so the impact on our company is not material.

Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2014 are not material to our company.

New Standards and Interpretations Not Yet Effective and Not Early Adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2014, and have not been applied in preparing the consolidated financial statements included in this annual report. None of these is expected to have a significant effect on the consolidated financial statements of our company, except the following set out below:

●	IFRS 9, “Financial instruments,” addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. We have not yet assessed IFRS 9’s full impact.

●	IFRS 15, “Revenue from Contracts with Customers” deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. We are in the process of assessing the impact of IFRS 15, whose application is expected to impact several operating segments of our company. As part of this assessment, we are evaluating the transition options established by IFRS 15 and the effect on the current contracts entered into by the different subsidiaries.

●	Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in associates,” prospectively applicable from January 1, 2016. Amendments will only be applicable to transactions in which the investor sells or transfers of assets to its associates or joint ventures. Amendments are not intended to take into account the accounting that an investor will apply in selling or transfer of assets transactions to joint ventures. The resulting impact is that the investor will recognize all the profit or loss in cases in which non-monetary assets constitute a business. If assets do not meet the business definition, the investor will recognize the profit or loss up to the limit of the interest of the other investors in the associate or joint venture. We are evaluating the impact of these amendments.

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

Intersegment Transactions

Some of our segments from time to time provide services to our other segments. In 2014, we obtained 2.6% of the revenues in our E&C segment from the construction of La Chira waste water treatment plant for our Infrastructure segment and the construction of real estate for our Real Estate segment; 23.4% of the revenues in our operation and maintenance of infrastructure assets line of business derived from services provided to Norvial, Survial, Canchaque and the Lima Metro; and 8.9% of the revenues in our IT services line of business derived from IT and outsourcing services provided to several of our other lines of businesses. Accordingly, in such circumstances, the segment providing services recognizes revenues and the segment receiving such services recognizes costs of sales relating to the services provided. For example, in the case of La Chira, in which our E&C segment provides services to our Infrastructure segment, our E&C segment recognizes revenues and our Infrastructure segment recognizes costs of sales with respect to the fees charged by our E&C segment for those services. In consolidation, these intersegment revenues and cost of sales are eliminated in our financial results. Nonetheless, our Infrastructure segment, in particular, may recognize gross profits or losses based on the difference between the fees the segment charges in accordance with concession terms and costs it incurs relating to services provided by our other segments. For more information on our segments, see note 6 to our audited annual consolidated financial statements.

Engineering and Construction

We obtain revenues in our E&C segment from the engineering and construction services we provide to our clients, which we recognize under the percentage-of-completion method of accounting. For further information, see note 2.26 to our audited annual consolidated financial statements included in this annual report. We receive unrestricted client advances in a substantial majority of our E&C projects, on average equal to approximately 12% of the contract price, which we record as an account payable. We typically invoice our clients on a periodic basis as each project progresses, deducting from the related advances on a proportional basis. For further information, see note 20 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in our E&C segment includes labor, subcontractor expenses, materials, equipment, and project-specific general expenses.

Infrastructure

In our Infrastructure segment, we recognize revenues and cost of sales as follows:

(1)	Toll Roads:

●	For Norvial, we obtain revenues for toll fees collected, minus deductions required to be transferred to the government as described in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial,” which we recognize upon receipt. Cost of sales for Norvial include fees paid to third parties (primarily our subsidiary Concar) for operation and maintenance services as well as the amortization of the road concession registered as an intangible asset in our financial statements; and

●	For Survial and Canchaque, we obtain revenues for routine and periodic maintenance services, which we recognize in the period in which the services are performed. Cost of sales for Survial and Canchaque include fees paid to third parties (primarily our subsidiary Concar) for operation and maintenance services. We do not recognize the Survial and Canchaque concessions as intangible assets and therefore do not amortize the concessions.

●	On August 8, 2013, we obtained the concession for a 40-year term for designing, financing, building, operating and maintaining the infrastructure associated with Vía Expresa Sur. We are currently working to obtain the necessary rights of way for the highway. Revenue for the construction activities and other initial activities are accounted for as a financial asset for the portion that the government guarantees to us, and as an intangible for the unguaranteed investment.

For further information, see notes 2.16(c) and 17 to our audited annual consolidated financial statements included in this annual report.

(2)            Mass Transit: We obtain revenues from our Lima Metro concession based on a tariff per kilometer traveled by our trains in operation in accordance with a schedule established in our concession agreement, which we recognize in the period in which the services are performed. Under the concession, the tariff is comprised of three components: (i) fees related to our operation and maintenance services; (ii) fees related to the Peruvian government’s repayment of the amounts we invest to purchase trains and other infrastructure for the Peruvian government; and (iii) fees related to interest we charge the Peruvian government in connection with the amounts we invest to purchase such trains and other infrastructure. In 2014, the fees related to items (i), (ii) and (iii) were S/.120.0 million, S/.0.0 million and S/.41.4 million, respectively. We only recognize in our income statement the portion of the tariff that relates to items (i) and (iii). We record the amounts paid by us that relate to item (ii) as long-term accounts receivables from the Peruvian government. Accordingly, tariff payments received relating to item (ii) reduce our accounts receivables but do not impact our income statement, and we do not amortize our investments in our income statement as our investment in the concession is recorded as an account receivable with the government rather than a depreciable investment. For further information, see note 10 to our audited annual consolidated financial statements included in this annual report. Cost of sales for the Lima Metro include fees paid to third parties (primarily our E&C segment, our subsidiary Concar and other subcontractors) for construction and operation and maintenance services, energy, and our financing costs related to the purchase of trains.

(3)            Water Treatment: Beginning in March 2012, we obtained revenues from the engineering design and construction of La Chira waste water treatment plant, which we recognize based on the percentage-of-completion method of accounting. Once the plant begins operations, which is expected to occur at the beginning of 2016, we will obtain revenues only for operation and maintenance services, which we will recognize in the period in which the services are performed. During the construction phase, cost of sales for La Chira includes fees paid to third parties, primarily our E&C segment, for engineering and construction services. During the operation phase, cost of sales for La Chira will include personnel charges and maintenance of infrastructure.

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

•	Terminales del Perú acquired the right to operate the North and Central terminals for a 20-year period for an amount of S/.12.2 million, and Consorcio Terminales del Sur renewed its right to operate the South terminals for one year for S/.1.2 million;

•	In December 2014, we acquired 51% of the share capital of Tecgas N.V. (current strategic partner of Transportadora de Gas del Perú), owner of 100% of the shares of COGA for a total of S/.75.8 million. This investment includes goodwill resulting from the purchase amounting to S/.61.4 million.

Real Estate

We obtain revenues in our Real Estate segment from sales of affordable housing and housing units, commercial buildings and land parcels, which we recognize at the time of delivery of the unit or building and, in the case of land parcels, at the time of the sale. We typically pre-sell our affordable housing and housing units prior to and during construction, and use the related proceeds we receive to finance the construction of the units. These pre-sale funds are restricted and released from escrow to us periodically as construction progresses. Our Real Estate cost of sales includes the cost to purchase land, costs of architectural design and construction (which usually includes payments to third parties, primarily our E&C segment), licensing and permit costs, personnel costs, and fees to third parties related to sanitation or electrical engineering. In 2014, our cost of land that is allocated to units delivered during these periods amounted to S/.27.6 million. We recognize land purchases as inventory, and, accordingly, do not mark-to-market the value of our land for changes in fair value. For further information, see note 14 to our audited annual consolidated financial statements included in this annual report.

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

Comparison of Results of Operations of 2013 and 2014

The following table sets forth the components of our consolidated income statement for 2013 and 2014.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Revenues	5,967.5	7,008.7	17.4
Cost of sales	(4,963.4)	6,057.1	22.0

Gross profit	1,004.1	951.6	(5.2)
Administrative expenses	(361.8)	(421.4)	16.5
Other income (expenses)	26.0	15.2	(41.5)
Other (losses) gains, net	(0.7)	(0.1)	(85.7)
Profit from sale of investments	5.7	0.0	N/M

Operating profit	673.4	545.3	(19.0)
Financial (expense) income, net	(112.4)	(91.4)	(19.5)
Share of profit and loss in associates	33.6	53.4	58.9

Profit before income tax	594.5	507.4	(14.5)
Income tax	(182.3)	(146.2)	(19.8)

Net profit	412.1	361.2	(12.1)
Net profit attributable to controlling interest	320.0	299.7	(6.3)
Net profit attributable to non-controlling interest	92.1	61.5	(33.2)

Revenues

Our total revenues increased by 17.4%, or S/.1,041.2 million, from S/.5,967.5 million for 2013 to S/.7,008.7 million for 2014. This increase was due mainly to growth in our E&C segment, primarily due to an increase in electromechanic construction and civil construction activities. In addition, we experienced growth in our Infrastructure segment, primarily due to an increase in revenues from the Lima Metro, as a result of the increase in trains in operation, Survial, as a result of higher levels of maintenance for the road, and Norvial, as a result of the recognition of the work progress for the second stage of the road.

We estimate that fluctuations among the nuevo sol and the U.S. dollar and the Chilean peso between the 2013 and 2014 resulted in an increase in our consolidated revenues, as expressed in nuevos soles, of approximately S/.217.8 million, or 3.1%, during 2014, as the nuevo sol depreciated against the U.S. dollar by approximately 6.9% and appreciated against the Chilean peso by approximately 7.7%.

The following table sets forth a breakdown of our revenues by segment for 2013 and 2014.

	Year ended December 31,
	2013		2014		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%

Engineering and Construction	4,075.3	68.3	5,035.7	71.8	23.6
Infrastructure	681.0	11.4	884.8	12.6	29.9
Real Estate	313.7	5.3	224.6	3.2	(28.4)
Technical Services	1,169.1	19.6	1,208.2	17.2	3.3
Corporate	51.5	0.9	53.2	0.8	3.4
Eliminations	(323.1)	(5.4)	(397.7)	(5.7)	23.1

Total	5,967.5	100.0	7,008.8	100.0	17.4

Cost of Sales

Our total cost of sales increased by 22.0%, or S/.1,093.7 million, from S/.4,963.4 million for 2013 to S/.6,057.1 million for 2014. This increase was related to the growth in our revenues as well as in our E&C segment an increase in cost in certain civil construction projects.

We estimate that fluctuations among the nuevo sol and the U.S. dollar and the Chilean peso between 2013 and 2014 resulted in an increase in our consolidated cost of sales, as expressed in nuevos soles, of approximately S/.56.4 million, or 0.9%, during 2014.

Gross Profit

Our gross profit decreased by 5.2%, or S/.52.5 million, from S/.1,004.1 million for 2013 to S/.951.6 million for 2014. Our gross margin for 2014 was 13.6% compared to 16.8% for 2013. This decrease in our gross margin was mainly due to lower gross margins in our E&C segment, primarily due to lower margins in certain civil construction projects, our Technical Services segment, primarily due to the impact of the cancellation of one of the road maintenance contracts, and our Real Estate segment, primarily due to lower margins in the units delivered and the lower number of units.

The following table sets forth a breakdown of our gross profit by segment for 2013 and 2014.

	Year ended December 31,
	2013		2014		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%

Engineering and Construction	559.5	55.7	535.4	56.3	(4.3)
Infrastructure	186.8	18.6	245.6	25.8	31.5
Real Estate	113.7	11.3	62.4	6.6	(45.1)
Technical Services	179.2	17.8	142.3	15.0	(20.6)
Corporate	(4.0)	(0.4)	(7.6)	(0.8)	90.0
Eliminations	(31.1)	(3.1)	(26.5)	(2.8)	(14.8)

Total	1,004.1	100.0	951.6	100.0	(5.2)

Administrative Expenses

Our administrative expenses increased by 16.5%, or S/.59.6 million, from S/.361.8 million for 2013 to S/.421.4 million for 2014, primarily due to the increase of administrative expenses in the E&C segment, specifically in Vial y Vives – DSD; and an increase in administrative expenses in our Infrastructure segment, specifically our subsidiaries GyM Ferrovías and Canchaque. As a percentage of revenues, our administrative expenses decreased to 6.0% in 2014 from 6.1% in 2013.

Other Income (Expenses)

Our other income (expenses) decreased S/.10.2 million, from S/.25.3 million for 2013 to S/.15.1 million for 2014. This decrease was primarily due to a decrease in our E&C segment, from a S/.10.5 million profit to a S/. 9.9 million loss, as a result of a lower reversal of provisions in connection with the Vial y Vives acquisition and a lower reversal of provisions in connection with the CAM acquisition, as well as a lower reversal of provisions in connection with tax and labor-related contingencies. For further information, see “—Factors Affecting Our Results of Operations—Acquisitions.”

Operating Profit

Our operating profit decreased 19.0% or S/.128.0 million, from S/.673.3 million for 2013 to S/.545.3 million for 2014. Our operating margin (i.e., operating profit as a percentage of revenues) was 7.8% for 2014 compared to 11.3% for 2013. This decrease is primarily due to the decrease in gross profit and by the increase in administrative expenses in our E&C and Infrastructure segments and lower other income (expenses). The following table sets forth a breakdown of our operating profit by segment for 2013 and 2014.

The following table sets forth a breakdown of our operating profit by segment for 2013 and 2014.

	Year ended December 31,
	2013		2014		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%

Engineering and Construction	352.4	52.3	267.0	49.0	(24.2)
Infrastructure	153.0	22.7	201.9	37.0	32.0
Real Estate	94.2	14.0	40.5	7.4	(57.0)
Technical Services	71.4	10.6	25.7	4.7	(64.0)
Corporate	(12.8)	(1.9)	(21.0)	(3.9)	64.1
Eliminations	15.2	2.3	31.2	5.7	103.3

Total	673.4	100.0	545.3	100.0	(19.0)

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 6 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Revenues	4,075.3	5,035.7	23.6
Gross profit	559.5	535.4	(4.3)
Operating profit	352.4	267.0	(24.2)

Revenues. Our E&C revenues increased 23.6%, or S/.960.4 million, from S/.4,075.3 million for 2013 to S/.5,035.7 million for 2014, primarily due to the growth in revenues in our electromechanic and civil works activities and, to a lesser extent, to contract mining activity as well as the S/.679.6 million in revenues from Vial y Vives - DSD in which we acquired controlling interests in October 2012 and August 2013, respectively.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2013 and 2014 resulted in an increase in our E&C revenues, as expressed in nuevos soles, of approximately S/.223.2 million, or 4.4%, during 2014.

The following describes variations in our E&C revenues by business activities, types of contracts and end-markets:

E&C Activities: For 2014, approximately 7.2%, 21.6%, 35.0%, 26.2% and 10.1% of our E&C revenues were derived from: engineering services; electromechanic construction; civil construction; contract mining; and building construction activities, respectively. For 2013, approximately 6.4%, 17.8%, 29.5%, 29.3% and 17.0% of our E&C revenues were derived from: engineering services; electromechanic construction; civil construction; contract mining; and building construction activities, respectively. Despite variations in the proportional weight of our various E&C activities, the revenues derived from most of our E&C activities increased in absolute terms during 2014, except for building construction activity which decreased 31.3%. For a description of our E&C business activities, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Principal Engineering and Construction Activities”;

E&C Contracts: For 2014, approximately 43.9%, 29.5%, 11.4% and 15.3% of our E&C revenues were derived from: cost-plus fee; unit price; lump-sum; and EPC contracts, respectively. For 2013, approximately 53.0%, 30.9%, 7.3% and 8.8% of our E&C revenues were derived from: cost-plus fee; unit price; lump-sum; and EPC contracts, respectively. During 2014 we continued to derive significant revenues from cost-plus fee and unit price contracts, with a significant increase in EPC and lump-sum contracts. For a description of our contractual arrangements, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts” and “—Factors Affecting our Results of Operations—Engineering and Construction”; and

E&C End-Markets: For 2014, approximately 70.4%, 10.4%, 10.2%, 2.6%, 4.2%, 1.2% and 1.1%, of our E&C revenues were derived from: mining; real estate buildings; power; oil and gas; transportation; water and sewage; and other end-markets, respectively. For 2013, approximately 54.5%, 17.1%, 7.6%, 6.6%, 9.3%, 4.4% and 0.6%, of our E&C revenues were derived from: mining; real estate buildings; power; oil and gas; transportation; water and sewage; and other end-markets, respectively. During 2014 we experienced growth in the revenues from the mining and power end-markets. Revenues in 2014 derived from the real estate buildings, oil and gas, water and transportation end-market decreased in comparison with 2013.

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit. Our E&C gross profit decreased 4.3%, or S/.24.1 million, from S/.559.5 million for 2013 to S/.535.4 million for 2014. Our E&C gross margin for 2014 was 10.6% compared to 13.7% for 2013. This decrease in E&C gross margin was primarily due to lower margins in two civil construction projects as a result of higher than expected costs.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2013 and 2014 resulted in an increase in our E&C cost of sales, as expressed in nuevos soles, of approximately S/.71.5 million, or 1.6%, during 2014.

Operating Profit. Our E&C operating profit decreased 24.2%, or S/.85.4 million, from S/.352.4 million for 2013 to S/.267.0 million for 2014. Our E&C administrative expenses increased 18.6%, or S/.40.6 million, which resulted in administrative expenses as a percentage revenues of 5.1% for 2014 compared to 5.3% for 2013, due to the increase in administrative expenses of Vial y Vives – DSD as a result of the consolidation of DSD in 2014 (in 2013 it was consolidated as from September 2013). Our E&C operating profit for 2014 was negatively impacted by S/.9.9 million in other income, mainly resulting from the reversal of provisions in connection with the Vial y Vives acquisition. Our E&C operating margin for 2014 was 5.3% compared to 8.6% for 2013.

In addition, our E&C segment had S/.48.2 million in profit from minority interests held by Vial y Vives in several of its projects undertaken in 2014 in Chile, as well as the minority participation of GyM in Viva GyM reflected under “share of profit and loss in associates” in our audited annual consolidated financial statements.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Revenues	681.0	884.8	29.9
Gross profit	186.8	245.6	31.5
Operating profit	153.0	201.9	32.0

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Toll Roads	195.9	338.2	72.6
Mass Transit	118.5	167.0	40.9
Water Treatment	45.5	29.3	(35.6)
Energy	321.1	350.3	9.1

Total	681.0	884.8	29.9

Our Infrastructure revenues increased 29.9% or S/.203.8 million, from S/.681.0 million for 2013 to S/.884.8 million for 2014. The variation in our Infrastructure revenues principally reflected the following:

●	Toll Roads: a 72.6%, or S/.142.3 million, increase in revenues, from S/.195.9 million for 2013 to S/.338.2 million for 2014, primarily due to the recognition of the work progress for the second stage of the Norvial toll road and an increase in the revenues of Survial due to higher levels of maintenance activities, specifically construction activities in the area of Urcos and related to catastrophic events that occurred in 2010;

●	Mass Transit: a 40.9%, or S/.48.5 million, increase in revenues, from S/.118.5 million for 2013 to S/.167.0 million for 2014, primarily due to the increase of trains in operation from five trains in 2012 to 14 (including two backup trains) beginning in September 2013 to 24 trains (including the back up trains) in September 2014;

●	Water Treatment: a 35.6%, or S/.16.2 million, decrease in revenues, from S/.45.5 million for 2013 to S/.29.3 million for 2014, primarily due to progress in the construction of the La Chira waste water treatment plant; and

●	Energy: a 9.1%, or S/.29.2 million, increase in revenues, from S/.321.1 million for 2013 to S/.350.3 million for 2014 primarily due to a 10.0% growth in our barrel daily production (BDP 1,754 vs BDP 1,595 in 2013) resulting from increased drilling of wells and the performance of certain wells, despite a decrease in international oil prices (average price per basket of oils of US$97.1 bbl vs. US$107.4 bbl), in addition to higher processing levels at the our gas processing plant which increased from 6,603.4 MMcf in 2013 to 9,999.2 MMcf in 2014.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2013 and 2014 resulted in an increase in our Infrastructure revenues, as expressed in nuevos soles, of approximately S/.25.8 million, or 2.9%, during 2014.

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Toll Roads	66.5	76.7	15.3
Mass Transit	19.7	42.1	113.8
Water Treatment	3.2	2.3	(27.9)
Energy	97.5	124.5	27.7

Total	186.9	245.6	31.4

Our Infrastructure gross profit increased 31.4%, or S/.58.7 million, from S/.186.9 million for 2013 to S/.245.6 million for 2014. Our Infrastructure gross margin was 27.8% for 2014 compared to 27.4% for 2013. The variation in our Infrastructure gross profit principally reflected the following:

●	Toll Roads: a 15.3%, or S/.10.2 million, increase in gross profit, from S/.66.5 million for 2013 to S/.76.7 million for 2014. This increase was primarily due to the increase in revenues from Norvial and Survial. Our Toll Roads gross margin was 22.7% for 2014 compared to 33.9% for 2013, primarily due to the recognition of revenues from construction activities in Norvial which have lower margins and impact the overall margins in Toll Roads.

●	Mass Transit: a 113.8%, or S/.22.4 million increase in gross profit, from a S/.19.7 million gross profit for 2013 to S/.42.1 million for 2014, primarily due to an increase in revenues, with the increase in trains in operation beginning in 2014. Our Mass Transit gross margin for 2014 was 25.2% compared to 16.6% for 2013.

●	Water Treatment: a 27.9%, or S/.0.9 million, decrease in gross profit for 2014, from S/.3.2 million gross profit for 2013 to S/.2.3 million gross profit for 2014, primarily due to weather effects on our revenues. Our Water Treatment gross margin was 7.9% for 2014 compared to 7.0% for 2013. Our Water Treatment gross margin was impacted due to the inclusion of certain financial costs in cost of sales.

●	Energy: a 27.7%, or S/.27.0 million, increase in gross profit, from S/.97.5 million for 2013 to S/.124.5 million for 2014, primarily due to the higher oil production and higher processing levels in the gas processing plant. Our Energy gross margin was 35.5% for 2014 compared to 30.4% for 2013.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Toll Roads	59.8	68.7	14.8
Mass Transit	12.4	27.4	120.9
Water Treatment	3.0	2.0	(32.5)
Energy	77.8	103.8	33.5

Total	153.0	201.9	32.0

Our Infrastructure operating profit increased 32%, or S/.48.9 million, from S/.153.0 million for 2013 to S/.201.9 million for 2014. Our Infrastructure operating margin was 22.8% for 2014 compared to 22.5% for 2013. The variation in our Infrastructure operating profit principally reflected the following:

●	Toll Roads: a 14.8%, or S/.8.9 million, increase in operating profit, from S/.59.8 million for 2013 to S/.68.7 million for 2014, primarily due to the increase in gross profit in Norvial and Survial. Our Toll Roads operating margin was 20.3% for 2014 compared to 30.5% for 2013, primarily due to the recognition of revenues from construction activities in Norvial which have lower margins and impact the overall margins in Toll Roads.

●	Mass Transit: a 120.9%, or S/.15.0 million, increase in operating profit, from an operating profit of S/.12.4 million for 2013 to S/.27.4 million for 2014, primarily due to the increase in gross profit. Our Mass Transit operating margin for 2014 was 16.4% compared to 10.5% for 2013.

●	Water Treatment: a 32.5%, or S/.1.0 million, decrease in operating profit, from to an operating profit of S/.3.0 million for 2013 to S/.2.0 million for 2014, due to the decrease in gross profit. Our Water Treatment operating margin for 2014 was 6.8% compared to 6.5% for 2013.

●	Energy: a 33.5%, or S/.26.0 million, decrease in operating profit, from S/.77.8 million for 2013 to S/.103.8 million for 2014, primarily due to the increase in gross profit. Our Energy operating margin was 29.6% for 2014 compared to 24.2% for 2013.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Revenues	313.7	224.6	(28.4)
Gross profit	113.7	62.4	(45.1)
Operating profit	94.2	40.5	(57.0)

Revenues. Our Real Estate revenues decreased 28.4%, or S/.89.1 million, from to S/.313.7 million for 2013 to S/.224.6 million for 2014. This decrease was primarily due to a 52.7% decrease in the number of units delivered, with 831 units delivered in 2014 compared to 1,757 units delivered in 2013. This decrease in delivered units is due to the timing of completion of units and the effects of the deceleration of the Peruvian economy. In addition, this decrease in revenues of our Real Estate segment results from sales by Almonte in 2013 of S/.16.3 million compared to S/.0.6 million in 2014.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2013 and 2014 resulted in an increase in our Real Estate revenues, as expressed in nuevos soles, of approximately S/.3.4 million, or 1.5%, during 2014.

Gross Profit. Our Real Estate gross profit decreased 45.1%, or S/.51.3 million, from S/.113.7 million for 2013 to S/.62.4 million for 2014, mainly as a result of the decrease in the number of units delivered and lower margins in units delivered in 2014 compared to 2013, when more affordable housing units with higher margins were delivered. Our Real Estate gross margin was 27.8% for 2014 compared to 36.2% for 2013.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2013 and 2014 resulted in an increase in our Real Estate cost of sales, as expressed in nuevos soles, of approximately S/.1.2 million, or 0.8%, during 2014.

Operating Profit. Our Real Estate operating profit decreased 57.0%, or S/.53.7 million, from S/.94.2 million for 2013 to S/.40.5 million for 2014, primarily as a result of the decrease in our Real Estate gross profit.

Technical Services

The table below sets forth selected financial information related to our Technical Services segment.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Revenues	1,169.1	1,208.2	3.3
Gross profit	179.2	142.3	(20.6)
Operating profit	71.4	25.7	(64.0)

Revenues. The table below sets forth the breakdown of our Technical Services revenues by principal lines of business.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	428.9	364.4	(15.0)
IT Services	226.4	247.9	9.5
Electricity Networks Services	513.8	595.9	16.0

Total	1,169.1	1,208.2	3.3

Our Technical Services revenues increased 3.3%, or S/.39.1 million, from S/.1,169.1 million for 2013 to S/.1,208.2 million for 2014. The variation in our Technical Services revenues principally reflected the following:

●	Operation and Maintenance of Infrastructure Assets: a 15.0%, or S/.64.5 million, decrease in revenues, from S/.428.9 million for 2013 to S/.364.4 million for 2014, primarily due to the termination of a contract with the regional government of Cusco and the periodic maintenance of Survial;

●	IT Services: a 9.5%, or S/.21.5 million, increase in revenues, from S/.226.4 million for 2013 to S/.247.9 million for 2014, primarily as a result of the increase in IT outsourcing service; and

●	Electricity Networks Services: a 16.0%, or S/.82.1 million, increase in revenues, from S/.513.8 million for 2013 to S/.595.9 million for 2014, primarily due to the acquisition of Coasin in Chile in March 2014.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2013 and 2014 resulted in an increase in our Technical Services revenues, as expressed in nuevos soles, of approximately S/.7.6 million, or 1.2%, during 2014. We estimate that fluctuations among the nuevo sol and the Chilean peso between 2013 and 2014 resulted in a decrease in our Technical Services revenues, as expressed in nuevos soles, of approximately S/.42.1 million, or 7.1%, during 2014.

Gross Profit. The table below sets forth the breakdown of our Technical Services gross profit by principal lines of business.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	46.3	8.2	(82.3)
IT Services	47.1	46.5	(1.3)
Electricity Networks Services	85.9	87.7	2.2

Total	179.2	142.3	(20.6)

Our Technical Services gross profit decreased 20.6%, or S/.36.8 million, from S/.179.2 million for 2013 to S/.142.3 million for 2014. Our Technical Services gross margin was 11.8% for 2014 compared to 15.3% for 2013. The variation in our Technical Services gross profit principally reflected the following:

●	Operation and Maintenance of Infrastructure Assets: a 82.3%, or S/.38.1 million, decrease in gross profit, from S/.46.3 million for 2013 to S/.8.2 million for 2014, primarily due to the impact generated because of the cancellation of one of our road maintenance contracts. Our Operation and Maintenance of Infrastructure Assets gross margin was 2.2% for 2014 compared to 10.8% for 2013;

●	IT Services: a 1.3%, or S/.0.6 million, decrease in gross profit, from S/.47.1 million for 2013 to S/.46.5 million for 2014, primarily related to lower margins in systems integration and business processes outsourcing services. Our IT Services gross margin was 18.7% for 2014 compared to 20.8% for 2013; and

●	Electricity Networks Services: a 2.2%, or S/.1.9 million, increase in gross profit, from S/.85.9 million for 2013 to S/.87.7 million for 2014, primarily due to lower margins in projects in Chile and Colombia and termination of certain contracts. Our Electricity Networks Services gross margin was 14.7% for 2014 compared to 16.7% for 2013.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2013 and 2014 resulted in an increase in our Technical Services cost of sales, as expressed in nuevos soles, of approximately S/.6.7 million, or 1.2%, during 2014. We estimate that fluctuations among the nuevo sol and the Chilean peso between 2013 and 2014 resulted in an decrease in our Technical Services cost of sales, as expressed in nuevos soles, of approximately S/.36.0 million, or 7.1%, during 2014.

Operating Profit. The table below sets forth the breakdown of our Technical Services operating profit by principal lines of business.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	12.4	(22.4)	(280.6)
IT Services	19.4	15.8	(18.6)
Electricity Networks Services	39.6	32.3	(18.4)

Total	71.4	25.7	(64.0)

Our Technical Services operating profit decreased 64.0%, or S/.45.7 million, from S/.71.4 million for 2013 to S/.25.7 million for 2014. Our Technical Services operating margin for 2014 was 2.1% compared to 6.1% for 2013. The variation in our Technical Services operating profit principally reflected the following:

●	Operation and Maintenance of Infrastructure Assets: a 280.6%, or S/.34.8 million, decrease in operating profit, from a S/.12.4 million profit for 2013 to a S/.22.4 million loss for 2014, primarily due to the impact generated because of the cancellation of one of the road maintenance contracts. Our Operation and Maintenance of Infrastructure Assets operating margin was -6.1% for 2014 compared to 2.9% for 2013;

●	IT Services: a 18.6%, or S/.3.6 million, decrease in operating profit, from S/.19.4 million for 2013 to S/.15.8 million for 2014, primarily due to the decrease in the gross profit. Our IT Services operating margin was 6.4% for 2014 compared to 8.6% for 2013; and

●	Electricity Networks Services: a 18.4%, or S/.7.3 million, decrease in operating profit, from S/.39.6 million for 2013 to S/.32.3 million for 2014, primarily due to lower reversal of provisions in 2014 (S/.9.4 million) than in 2013 (S/.13.6 million) in connection with the CAM acquisition which offset the increase in gross profit between the two periods; and also explained by the sale of CAM Peru, with a loss of S/2.1, as described in “—Factors Affecting Our Results with Operation—Acquisitions.” Our Electricity Network Services operating margin was 5.4% for 2014 compared to 7.7% for 2013.

Financial (Expense) Income, Net

Our net financial expense decreased S/.21.0 million from net financial expenses of S/.112.4 million in 2013 to net financial expenses of S/.91.4 million in 2014. Excluding foreign exchange differences, our net financial expense increased 9.0%, or S/.3.9 million, from net financial expenses of S/.43.2 million for 2013 to net financial expenses of S/.47.1 million for 2014. This increase was primarily due to additional debt incurred in the Lima Metro for project financing and the E&C segment for working capital purposes. Our exchange difference, net decreased S/.26.1 million, from a loss of S/.70.4 million for 2013 to a loss of S/.44.3 million for 2014. This decrease is due to both the depreciation of the nuevo sol against the U.S. dollar from 2013 to 2014, partially offset by the replacement of dollar-denominated debt to nuevos soles.

Share of Profit and Loss in Associates

Our share of profit and loss in associates increased S/.18.7 million from a profit of S/.33.6 million in 2013 to a profit of S/.53.4 million in 2014. This increase is primarily due to our Real Estate segment, the sale of a parcel of land in the south of Lima, property of Prinsur, company where we hold minority participation, as well as certain engineering and construction projects in Vial y Vives where we have a minority participation.

Income Tax

Our income tax decreased 19.8%, or S/.36.1 million, from S/.182.3 million for 2013 to S/.146.2 million for 2014. This decrease in income tax was primarily due to a decrease in profit before tax. Our effective tax rates for 2013 and 2014 were 30.7% and 28.8%, respectively.

Net Profit

Our net profit decreased 12.4%, or S/.51.0 million, from S/.412.1 million for 2013 to S/.361.1 million for 2014. Net profit attributable to controlling interests decreased 6.3%, while net profit attributable to non-controlling interests decreased 33.2%. Net profit attributable to non-controlling interests decreased primarily due to our E&C and Real Estate segments. See “—General—Accounting for Subsidiaries, Joint Operations and Associated Companies.”

Comparison of Results of Operations of 2012 and 2013

The following table sets forth the components of our consolidated income statement for 2012 and 2013.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Revenues	5,231.9	5,967.5	14.1
Cost of sales	(4,519.8)	(4,963.4)	9.8

Gross profit	712.1	1,004.1	41.0
Administrative expenses	(257.2)	(361.8)	40.7
Other income (expenses)	75.9	26.0	(65.7)
Other (losses) gains, net	(0.3)	(0.7)	133.3
Profit from sale of investments	—	5.7	N/M

Operating profit	530.6	673.3	26.9
Financial (expense) income, net	(10.3)	(112.4)	1002.9
Share of profit and loss in associates	0.6	33.6	5,683.3

Profit before income tax	520.8	594.5	14.1
Income tax	(154.6)	(182.3)	17.9

Net profit	366.3	412.1	12.5
Net profit attributable to controlling interest	290.0	320.0	10.3
Net profit attributable to non-controlling interest	76.3	92.1	20.7

Revenues

Our total revenues increased by 14.1%, or S/.735.6 million, from S/.5,231.9 million for 2012 to S/.5,967.5 million for 2013. This increase was due mainly to growth in our E&C segment, primarily due to an increase in contract mining, as a result of the timing of the development stages of the mining projects and, to a lesser extent, the revenues of Vial y Vives and DSD Construcciones y Montajes, companies acquired in October 2012 and August 2013, respectively. In addition, we experienced growth in our Infrastructure segment, primarily due to an increase in revenues from the Lima Metro, as a result of the increase in trains in operation, and Survial, as a result of higher levels of maintenance for the road, as well as growth in our Real Estate segment, primarily due to an increase in units delivered.

We estimate that fluctuations among the nuevo sol and the U.S. dollar and the Chilean peso between the 2012 and 2013 resulted in an increase in our consolidated revenues, as expressed in nuevos soles, of approximately S/.318.9 million, or 5.3%, during 2013, as the nuevo sol depreciated against the U.S. dollar by approximately 9.6% and appreciated against the Chilean peso by approximately 0.4%.

The following table sets forth a breakdown of our revenues by segment for 2012 and 2013.

	Year ended December 31,
	2012		2013		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%

Engineering and Construction	3,524.6	67.4	4,075.3	68.3	15.6
Infrastructure	524.5	10.0	681.0	11.4	29.8
Real Estate	240.1	4.6	313.7	5.3	30.7
Technical Services	1,083.3	20.7	1,169.1	19.6	7.9
Corporate	44.7	0.9	51.5	0.9	15.2
Eliminations	(185.2)	(3.5)	(323.1)	(5.4)	74.5

Total	5,231.9	100.0	5,967.5	100.0	14.1

Cost of Sales

Our total cost of sales increased by 9.8%, or S/.443.6 million, from S/.4,519.8 million for 2012 to S/.4,963.4 million for 2013. This increase was related to the growth in our revenues.

We estimate that fluctuations among the nuevo sol and the U.S. dollar and the Chilean peso between 2012 and 2013 resulted in an increase in our consolidated cost of sales, as expressed in nuevos soles, of approximately S/.107.2 million, or 2.2%, during 2013.

Gross Profit

Our gross profit increased by 41.0%, or S/.292.0 million, from S/.712.1 million for 2012 to S/.1,004.1 million for 2013. Our gross margin for 2013 was 16.8% compared to 13.6% for 2012. This increase in our gross margin was mainly due to higher gross margins in our E&C segment, primarily due to higher margins in contract mining activities as a result of the stage of execution of certain projects, our Technical Services segment, primarily due to higher margins in CAM as a result of the improvement of operating processes implemented since its acquisition and higher margins in the units delivered in our Real Estate segment.

The following table sets forth a breakdown of our gross profit by segment for 2012 and 2013.

	Year ended December 31,
	2012		2013		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%

Engineering and Construction	408.0	57.3	559.5	55.7	37.1
Infrastructure	172.6	24.2	186.8	18.6	8.2
Real Estate	86.7	12.2	113.7	11.3	31.1

	Year ended December 31,
	2012		2013		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%

Technical Services	103.9	14.6	179.2	17.8	72.5
Corporate	(0.0)	0.0	(4.0)	(0.4)	N/M
Eliminations	(59.2)	(8.3)	(31.1)	(3.1)	(47.5)

Total	712.1	100.0	1,004.1	100.0	41.0

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

Operating Profit

Our operating profit increased 26.9% or S/.142.8 million, from S/.530.5 million for 2012 to S/.673.3 million for 2013. Our operating margin (i.e., operating profit as a percentage of revenues) was 11.3% for 2013 compared to 10.1% for 2012. Despite the increase in administrative expenses in our E&C and Technical Services segments and lower other income (expenses), our operating profit increased in 2013 due to higher gross profit, mainly in our E&C and Real Estate segments.

The following table sets forth a breakdown of our operating profit by segment for 2012 and 2013.

	Year ended December 31,
	2012		2013		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%

Engineering and Construction	247.6	46.7	352.4	52.3	42.3
Infrastructure	139.6	26.3	153.0	22.7	9.6
Real Estate	67.6	12.7	94.2	14.0	39.3
Technical Services	72.2	13.6	71.4	10.6	(1.1)
Corporate	4.4	0.8	(12.8)	(1.9)	(390.9)
Eliminations	(0.9)	(0.2)	15.3	2.3	(1,800.0)

Total	530.5	100.0	673.4	100.0	27.0

Business Segments

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 6 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Revenues	3,524.6	4,075.3	15.6
Gross profit	408.0	559.5	37.1
Operating profit	247.6	352.4	42.3

Revenues. Our E&C revenues increased 15.6%, or S/.550.7 million, from S/.3,524.6 million for 2012 to S/.4,075.3 million for 2013, primarily due to the growth in revenues in our contract mining and civil works activities and, to a lesser extent, the S/.187.3 million in revenues from Vial y Vives and S/.84.6 million in revenues from DSD Construcciones y Montajes in 2013, in which we acquired controlling interests in October 2012 and August 2013, respectively. Excluding revenues from Vial y Vives and DSD Construcciones y Montajes, our E&C revenues increased 8.7% in 2013 as compared to 2012.

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

Gross Profit. Our E&C gross profit increased 37.1%, or S/.151.5 million, from S/.408.0 million for 2012 to S/.559.5 million for 2013. Our E&C gross margin for 2013 was 13.7% compared to 11.6% for 2012. This increase in E&C gross margin was due to both the growth in revenue in this segment as well as higher margins in contract mining due to the stage of execution of certain projects, as we typically obtain higher margins during the early stages of these projects.

We estimate that fluctuations among the nuevo sol and the U.S. dollar between 2012 and 2013 resulted in an increase in our E&C cost of sales, as expressed in nuevos soles, of approximately S/.78.6 million, or 2.2%, during 2013.

Operating Profit. Our E&C operating profit increased 42.3%, or S/.104.8 million, from S/.247.6 million for 2012 to S/.352.4 million for 2013. Our E&C administrative expenses increased 36.3%, or S/.58.1 million, which resulted in administrative expenses as a percentage revenues of 5.3% for 2013 compared to 4.5% for 2012, due in part to the consolidation of Vial y Vives and DSD Construcciones y Montajes, in which we acquired a controlling interest in October 2012 and August 2013, respectively, in addition to an increase of administrative expenses in line with the growth of revenues for the period. Our E&C operating profit for 2013 was positively impacted by S/.10.5 million in other income, mainly resulting from the reversal of provisions amounting to S/.4.8 million relating to labor contingencies in Vial y Vives and S/.1.1 million from the recovery of insurance claims in Stracon GyM. Our E&C operating margin for 2013 was 8.6% compared to 7.0% for 2012.

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

Our Infrastructure revenues increased 29.8% or S/.156.5 million, from S/.524.5 million for 2012 to S/.681.0 million for 2013. The variation in our Infrastructure revenues principally reflected the following:

●	Toll Roads: a 58.9%, or S/.72.6 million, increase in revenues, from S/.123.3 million for 2012 to S/.195.9 million for 2013, due to a 5.0% increase in vehicular traffic in Norvial and higher levels of maintenance of Survial since June 2013;

●	Mass Transit: a 62.1%, or S/.45.4 million, increase in revenues, from S/.73.1 million for 2012 to S/.118.5 million for 2013, primarily due to the increase of trains in operation from five trains in 2012 to 14 trains (including two backup trains) beginning in July 2013;

●	Water Treatment: a 11.0%, or S/.4.5 million, increase in revenues, from S/.41.0 million for 2012 to S/.45.5 million for 2013, primarily due to progress in the construction of the La Chira waste water treatment plant; and

●	Energy: a 11.9%, or S/.34.1 million, increase in revenues, from S/.287.0 million for 2012 to S/.321.1 million for 2013 primarily due to a 10.8% growth in our barrel daily production (BDP 1,775 vs BDP 1,1601 in 2012) resulting from increased drilling of wells and the performance of certain wells, while the international oil prices remained relatively stable (average price per basket of oils of US$ 107.4 bbl vs. US$ 107.9 bbl), partially offset by lower processing levels at the our gas processing plant which declined from 9,597.5 MMcf during 2012 to 6,603.4 MMcf in 2013 due to higher hydroelectric production rather than termic production in the country.

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

Our Infrastructure gross profit increased 8.2%, or S/.14.2 million, from S/.172.6 million for 2012 to S/.186.8 million for 2013. Our Infrastructure gross margin was 27.4% for 2013 compared to 32.9% for 2012. The variation in our Infrastructure gross profit principally reflected the following:

●	Toll Roads: a 24.7%, or S/.13.2 million, increase in gross profit, from S/.53.3 million for 2012 to S/.66.5 million for 2013. This increase was primarily due to the increase in revenues from Norvial and the periodic maintenance of Survial. Our Toll Roads gross margin was 33.9% for 2013 compared to 43.2% for 2012.

●	Mass Transit: a 828.5%, or S/.22.4 million increase in gross profit, from a S/.2.7 million gross loss for 2012 to S/.19.7 million gross profit for 2013, primarily due to an increase in revenues, due to an increase in trains in operation beginning in July 2013.

●	Water Treatment: a 71.6%, or S/.8.0 million, decrease in gross profit for 2013, from S/.11.2 million gross profit for 2012 to S/.3.2 million gross profit for 2013, primarily due to the costs related to the construction of the La Chira waste water treatment plant. Our Water Treatment gross margin was 7.0% for 2013 compared to 27.3% for 2012. Our water treatment gross margin was impacted due to the inclusion of certain financial costs in cost of sales.

●	Energy: a 12.0%, or S/.13.3 million, decrease in gross profit, from S/.110.8 million for 2012 to S/.97.5 million for 2013, primarily due to the lower processing levels in the gas processing plant. Our Energy gross margin was 30.4% for 2013 compared to 38.6% for 2012.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Toll Roads	47.0	59.8	27.1
Mass Transit	(10.7)	12.4	216.3
Water Treatment	9.7	3.0	(69.0)
Energy	93.6	77.8	(16.9)

Total	139.6	153.0	9.6

Our Infrastructure operating profit increased 9.6%, or S/.13.4 million, from S/.139.6 million for 2012 to S/.153.0 million for 2013. Our Infrastructure operating margin was 22.5% for 2013 compared to 26.6% for 2012. The variation in our Infrastructure operating profit principally reflected the following:

●	Toll Roads: a 27.1%, or S/.12.8 million, increase in operating profit, from S/.47.0 million for 2012 to S/.59.8 million for 2013, primarily due to the increase in gross profit in Norvial and Survial. Our Toll Roads operating margin was 30.5% for 2013 compared to 38.2% for 2012.

●	Mass Transit: a 216.3%, or S/.23.1 million, increase in operating profit, from an operating loss of S/.10.7 million for 2012 to an operating profit of S/.12.4 million for 2013, primarily due to the increase in gross profit.

●	Water Treatment: a 69.0%, or S/.6.7 million, decrease in operating profit, from S/.9.7 million for 2012 to an operating profit of S/.3.0 million for 2013, due to the decrease in gross profit. Our Water Treatment operating margin for 2013 was 6.6% compared to 23.6% for 2012.

●	Energy: a 16.9%, or S/.15.8 million, decrease in operating profit, from S/.93.6 million for 2012 to S/.77.8 million for 2013, primarily due to the decrease in gross profit. Our Energy operating margin was 24.2% for 2013 compared to 32.6% for 2012.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2012	2013	Variation
	(in millions of S/.)%
Revenues	240.1	313.7	30.7
Gross profit	86.7	113.7	31.1
Operating profit	67.6	94.2	39.3

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

Our Technical Services revenues increased 7.9%, or S/.85.8 million, from S/.1,083.3 million for 2012 to S/.1,169.1 million for 2013. The variation in our Technical Services revenues principally reflected the following:

●	Operation and Maintenance of Infrastructure Assets: a 76.6%, or S/.186.1 million, increase in revenues, from S/.242.8 million for 2012 to S/.428.9 million for 2013, primarily due to the increase in revenues from three road maintenance contracts that were awarded at the end of 2012 and the periodic maintenance of Survial;

●	IT Services: a 8.8%, or S/.18.4 million, increase in revenues, from S/.208.0 million for 2012 to S/.226.4 million for 2013, primarily as a result of the increase in IT outsourcing service and application outsourcing, specifically software factory projects; and

●	Electricity Networks Services: a 18.8%, or S/.118.7 million, decrease in revenues, from S/.632.5 million for 2012 to S/.513.8 million for 2013, primarily due to the closure of CAM’s electrical products sales division as part of our restructuring of the business.

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

Our Technical Services gross profit increased 72.4%, or S/.75.2 million, from S/.103.9 million for 2012 to S/.179.2 million for 2013. Our Technical Services gross margin was 15.3% for 2013 compared to 9.6% for 2012. The variation in our Technical Services gross profit principally reflected the following:

●	Operation and Maintenance of Infrastructure Assets: a 12.4%, or S/.5.1 million, increase in gross profit, from S/.41.2 million for 2012 to S/.46.3 million for 2013, primarily due to the increase in revenues, partially offset by an increase in the cost of sales due to higher costs in regional Cuzco roads as a result of ongoing discussions with the regional government. Our Operation and Maintenance of Infrastructure Assets gross margin was 10.8% for 2013 compared to 16.9% for 2012;

●	IT Services: a 20.5%, or S/.8.0 million, increase in gross profit, from S/.39.0 million for 2012 to S/.47.1 million for 2013, primarily related to growth in revenues and, in particular, higher margin services. Our IT Services gross margin was 20.8% for 2013 compared to 18.8% for 2012; and

●	Electricity Networks Services: a 261.6%, or S/.62.1 million, increase in gross profit, from S/.23.7 million for 2012 to S/.85.9 million for 2013, primarily due to better margins as a consequence of the improvement in the operating processes implemented since the acquisition of CAM. Our Electricity Networks Services gross margin was 16.7% for 2013 compared to 3.8% for 2012.

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

Our Technical Services operating profit decreased 1.1%, or S/.0.8 million, from S/.72.2 million for 2012 to S/.71.4 million for 2013. Our Technical Services operating margin for 2013 was 6.1% compared to 6.7% for 2012. The variation in our Technical Services operating profit principally reflected the following:

●	Operation and Maintenance of Infrastructure Assets: a 31.5%, or S/.5.7 million, decrease in operating profit, from S/.18.1 million for 2012 to S/.12.4 million for 2013, primarily due to an increase in costs related to the preparation of infrastructure concession bids. Our Operation and Maintenance of Infrastructure Assets operating margin was 2.9% for 2013 compared to 7.5% for 2012;

●	IT Services: a 4.3%, or S/.0.8 million, increase in operating profit, from S/.18.6 million for 2012 to S/.19.4 million for 2013, primarily due to the increase the gross profit, partially offset by an increase in administrative expenses. Our IT Services operating margin was 8.6% for 2013 compared to 8.9% for 2012; and

●	Electricity Networks Services: a 11.5%, or S/.4.1 million, increase in operating profit, from S/.35.5 million for 2012 to S/.39.6 million for 2013, primarily due to an increase in gross profit, partially offset by lower reversal of provisions in 2013 (S/.13.6 million) than in 2012 (S/.68.0 million) in connection with the CAM acquisition which offset the increase in gross profit between the two periods, as described in “—Factors Affecting Our Results with Operation—Acquisitions.” Our Electricity Network Services operating margin was 7.7% for 2013 compared to 5.6% for 2012.

Financial (Expense) Income, Net

Our net financial expense increased S/.103.3 million from net financial expenses of S/.10.3 million in 2012 to net financial expenses of S/.112.4 million in 2013. Excluding foreign exchange differences, our net financial expense increased 37.6%, or S/.11.8 million, from net financial expenses of S/.31.4 million for 2012 to net financial expenses of S/.43.2 million for 2013. This increase was primarily due to financial expenses from our syndicated loan, which we repaid in September 2013. Our exchange difference, net decreased S/.91.5 million, from a gain of S/.21.1 million for 2012 to a loss of S/.70.4 million for 2013. This decrease is due to both the depreciation of the nuevo sol against the U.S. dollar from 2012 to 2013, as well as our higher U.S. dollar liabilities in 2013.

Share of Profit and Loss in Associates

Our share of profit and loss in associates increased S/.34.1 million from a profit of S/.0.6 million in 2012 to a profit of S/.34.7 million in 2013. This increase is primarily due to the results from engineering and construction projects in which Vial y Vives, which we acquired in October 2012, has a minority participation.

Income Tax

Our income tax increased 17.9%, or S/.27.7 million, from S/.154.6 million for 2012 to S/.182.3 million for 2013. This increase in income tax was primarily due to an increase in profit before tax. Our effective tax rates for 2012 and 2013 were 29.7% and 30.7%, respectively.

Net Profit

Our net profit increased 12.5%, or S/.45.9 million, from S/.366.2 million for 2012 to S/.412.1 million for 2013. Net profit attributable to controlling interests increased 10.3%, while net profit attributable to non-controlling interests increased 20.7%. Net profit attributable to non-controlling interests increased primarily as a result of the consolidation of Vial y Vives for a complete year in 2013 and consolidation of DSD Construcciones y Maquinaria for the last two months of 2013, which were not included in 2012. See “—General—Accounting for Subsidiaries, Joint Operations and Associated Companies.”

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

At December 31, 2014, our cash and cash equivalents totaled S/.818.4 million (US$273.8 million), of which S/.33.1 million (US$11.1 million) was held by our foreign subsidiaries. We currently intend to distribute these funds to our company to the extent we believe they are not required for the local operations. We are not currently required to accrue or pay any material taxes associated with the repatriation of these funds. In addition, our foreign subsidiaries have no contractual restrictions, and we are not aware of any material legal restrictions, on their ability to transfer funds to us in the form of cash dividends, loans or advances.

Cash Flows

The table below sets forth certain components of our cash flows for 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014
	(in millions of S/.)
Net cash provided by (used in) operating activities	542.7	(367.7)	(40.5)
Net cash provided by (used in) investing activities	(400.0)	(340.0)	(546.0)
Net cash provided by (used in) financing activities	(20.8)	892.1	447.9

Net increase (net decrease) in cash	121.9	184.5	(138.6)

Cash Flow from Operating Activities

Net cash flow used in operating activities in 2014 was lower than in 2013. For 2014 this reflects an increase in accounts payable of S/.120.7 million mainly related to the reduction of the advance payments from clients in our E&C segment, and the increase in accounts receivables of S/.578.1 million mainly due to our E&C segment.

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

Cash Flow from Investing Activities

Net cash flow used in investing activities in 2014 was higher than in 2013. This primarily reflects the purchase of machinery and equipment, and acquisition of COGA, Morelco, Coasin and the additional stake in Stracon GyM.

Net cash flow used in investing activities in 2013 was lower than in 2012. It mainly includes the purchase of machinery and equipment , the acquisition of DSD Construcciones y Maquinaria, and the acquisition of an additional stake in Norvial and TGP.

Cash Flow from Financing Activities

Net cash flow provided by financing activities in 2014 was lower than in 2013. This is primarily due to the issuance of ADSs in 2013. In 2014, we financed our investing activities with the proceeds from the issuance of ADSs plus an increase in our indebtedness.

Net cash flow provided by financing activities in 2013 was higher than in 2012. This primarily reflects our issuance of ADSs in July 2013, partially offset by the cancelation of our syndicated loan in September 2013.

Indebtedness

As of December 31, 2014, we had a total outstanding indebtedness of S/.1,751.6 million (US$586.0 million) as set forth in the table below.

			Currency						Range of Maturity Dates
Segment	Type	(in millions of US$)	(in millions of S/.)	(in millions of CLP)(1)	(in millions of COP)	Total in millions of S/.	Total in millions of US$	Weighted average interest rate	Earliest	Latest
Engineering and Construction:	Leasing	68.1	4.9	1,575.6	12,834.5	232.3	77.7	4.4	01/01/2015	01/02/2023
	Promissory note	113.0	176.3	817.4	18,732.2	541.4	181.1	3.9	01/02/2015	12/26/2018
Infrastructure:	Leasing	7.1				21.2	7.1	4.8	07/01/2015	10/01/2017
	Long-term loan	20.2	89.0			149.4	50.0	4.6	04/15/2015	08/31/2020
	Promissory note	31.9	404.9			500.2	167.4	5.5	01/30/2015	07/25/2019
Real Estate:	Leasing	6.8				20.3	6.8	6.7	07/01/2022	07/01/2022
	Promissory note	29.3	52.9			140.4	47.0	5.5	01/06/2015	11/14/2015
Technical Services:	Leasing	3.5	24.7	4,102.0		55.5	18.6	6.3	01/31/2015	02/28/2020
	Promissory note		28.2	12,147.7		88.0	29.5	7.8	01/01/2015	05/15/2018
Corporate:	Leasing		2.8			2.8	0.9	7.2	12/04/2018	12/04/2018

Total		279.9	783.7	18,642.8	31,566.7	1,751.6	586.0

(1)	Includes debt held by CAM and its subsidiaries that is denominated in Chilean pesos, Colombian pesos and Brazilian reais, all of which is presented in Chilean pesos in the table above.

As of March 31, 2015, S/.1007.7 million (US$325.4 million) of our total indebtedness indicated in the table above has matured, of which S/.681.1 million (US$219.9 million) was repaid and S/.326.5 million (US$105.4 million) was renewed by extending the maturities. The weighted average interest rate of this renewed indebtedness and additional indebtedness was 4.8% and the maturity dates ranged from April 13, 2015 to March 21, 2016.

Norvial entered into two loans with the Inter-American Development Bank and with the International Finance Corporation in April 2005, each in an outstanding principal amount of US$7.6 million as of December 31, 2013. These loans accrued interest at an annual rate of 6.9% and were scheduled to mature in November 2016. These loans benefitted from a trust through which the cash flows from Norvial’s toll fees are collected. The proceeds of these loans were used for the construction, rehabilitation and maintenance of the Norvial road. In January 2014, we repaid this loan in full.

Below is a description of our material outstanding indebtedness as of March 31, 2015. As of such date, we were in compliance in all material respects with the financial covenants corresponding to our outstanding indebtedness.

Leasing. As of December 31, 2014, we were party to numerous leasing agreements with several financial institutions which in the aggregate amounted to approximately S/.327.5 million (US$109.6 million). We entered into such agreements primarily for the purpose of leasing the equipment and other assets necessary to run our operations. Upon maturity of each leasing agreement, we have the option to purchase or return the equipment or assets to the lessor. The amounts owed under these leasing agreements are generally repaid in monthly installments, subject to a minimum guaranteed payment corresponding to the minimum amount for which the equipment or assets could be sold to a third-party.

Citibank, N.A. Secured Loan. Our subsidiary GMP has a secured loan with Citibank, N.A. under a loan agreement dated September 19, 2008 and amended on August 27, 2012 in an outstanding principal amount of S/.60.4 million (US$20.2 million) as of December 31, 2014. This loan accrues interest at an annual rate of three month LIBOR plus: (i) 1.75% if, at the installment payment date, the exchange rate between the nuevo sol and U.S. dollar remains between S/.2.60 to S/.2.75 per US$1.00 or (ii) 1.95%, if otherwise. The loan matures in August 2020. The proceeds of the loan were used by our subsidiary GMP to finance the construction, equipment and operation of the Gas Pariñas plant in Talara. The agreement is secured by certain land, equipment and accounts receivable of GMP. The agreement contains certain customary covenants, including restrictions on the ability of GMP to pay dividends if it is in default under the loan and the obligation by GMP to maintain the following financial covenants during the term of the agreement: (1) Leverage Ratio (as defined therein) shall not be greater than 1.50; (2) Debt

Service Coverage Ratio (as defined therein) shall not be less than 1.20; (3) Liquidity Ratio (as defined therein) shall not be less than 1.10; and (4) Debt Coverage Ratio (as defined therein) shall not be greater than 2.20. As of the date of this annual report, we were in compliance with these financial covenants.

BCP Loan. In January 2014, Norvial signed a short-term loan agreement with Banco de Crédito del Perú (BCP) for a total S/.150 million. As of December 31, 2014, we had S/.85 million of debt outstanding under this credit facility with an annual interest rate of 6.37% and a maturity of four months. This loan is expected to be repaid with the issuance of bonds to be placed in the Peruvian capital market to finance the construction of the second phase of “Ancón - Huacho Pativilca” highway.

Senior Secured Notes. In June 2014, GyM Ferrovias signed a short term loan with BBVA Continental of S/.200 million, with an interest rate of 5.75% and a maturity of December 2014. In December 2014, the short term loan with BBVA Continental was refinanced with a short term loan provided by Banco Central del Peru (“BCP”) due in February 2015 with an annual interest rate of 5.90%. Additionally, in August 2014, GyM incurred another short term loan with BCP of S/.200 million with an interest rate of 5.90% and a maturity of January 2015. Both loans have been reapaid with an international bond issuance under the Regulation S placed in February 2015. In February 2015, GyM Ferrovias issued a total of S/.629,000,000 Series A Senior Secured VAC-Indexed Notes due 2039, with an annual interest rate of 4.75% plus adjustments for inflation.

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

Capital Expenditures

The table below provides our total capital expenditures incurred in 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014	2014
	(in millions of S/.)			(in millions of US$)
Engineering and Construction(1)(2)	417.1	204.3	485.0	162.2
Infrastructure(3)	301.9	365.6	226.8	75.9
Real Estate(4)	128.3	75.7	119.4	40.0

	Year ended December 31,
	2012	2013	2014	2014
	(in millions of S/.)			(in millions of US$)
Technical Services(2)(5)	39.8	37.5	120.9	40.4
Corporate	11.6	134.6	200.1	67.0
Total	898.7	817.6	1,152.2	385.5

(1)	In our consolidated financial statements, in accordance with IFRS, we record in “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments, which is included in the table above. In 2012, 2013 and 2014, the differences between the amounts reflected in the table above and the amounts reflected in our consolidated cash flow statements for our E&C segment amounted to S/.(23.2) million, S/.(33.1) million and S/.(195.9) million,, respectively.

(2)	Includes S/.181.0 million, S/.221.3 and S/.328.8 million of capital expenditures related to acquisitions in 2012 and 2013 and 2014, respectively.

(3)	Includes our disbursements of S/.215.7 million in 2012, S/.288.0 million in 2013 and S/.7.3 million in 2014, for the purchase of 19 additional trains and the construction of the maintenance and repair yard for the Lima Metro, which in accordance with IFRS accounting for public service concessions are recorded in our consolidated financial statements as a “long-term accounts receivable.” See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Infrastructure.”

(4)	Includes S/.126.8, S/.74.2 million and S/.115.9 million, in investments in 2012, 2013 and 2014 respectively, for the purchase of land by our Real Estate segment, which in accordance with IFRS are recorded in our consolidated financial statements as “inventory.”

(5)	In our consolidated financial statements, in accordance with IFRS, we record as “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments which is included in the table above. In 2012, 2013 and 2014, the differences between the amounts reflected in the table above and the amounts reflected in our consolidated cash flow statements for our Technical Services segment amounted to S/.(9.2) million, S/.(6.6) million and S/.(49.1) million, respectively.

Capital expenditures for our E&C segment of approximately S/.417.1 million (US$163.5 million), S/.204.3 million (US$73.1 million) and S/.485.0 million (US$162.2 million) in 2012, 2013 and 2014, respectively, primarily correspond to the purchase of equipment and machinery and, to a lesser extent, investments relating to mining services contracts. In 2012 and 2013, capital investments in this segment also include S/.141.8 million (US$55.6 million) and S/.9.1 million (US$3.3 million) respectively, with respect to the acquisition of a majority stake in Vial y Vives, in 2013, S/.103.9 million (US$37.2 million) with respect to the acquisition of DSD Construcciones y Montajes in 2013; and in 2014, S/74.7 million (US$25 million) with respect to additional stake of Stracon GyM, S/.17.9 million (US$ 6 million) with respect to an additional stake in CAM Peru and S/.234.3 million (US$ 78.4 million) with respect to the acquisition of Morelco. Capital expenditures for our Infrastructure segment of approximately S/.301.9 million (US$118.3 million), S/.365.6 million (US$130.8 million) and S/.226.8 million (US$75.9 million), in 2012, 2013 and 2014, respectively, correspond to periodic maintenance relating to our Norvial toll road concession and, in our Energy line of business, oil development drilling activities as well as improvements for our gas processing plant and investments in Metro de Lima. In 2012, 2013 and 2014, capital expenditures for our Infrastructure segment also included the purchase of trains for Line One of the Lima Metro and the construction of the railway maintenance and repair yard. Capital expenditures for our Real Estate segment of approximately S/.128.3 million (US$50.3 million), S/.75.7 million (US$27.1 million) and S/.119.4 million (US$ 40.0 million) in 2012, 2013 and 2014, respectively, primarily correspond to the purchase of land for real estate projects, including the Villa El Salvador, Barranco, San Isidro office building and Parques de Callao projects in 2012, the Pezet, Nuevo Chimbote, Canta Callao and Chiclayo Bolognesi projects in 2013 and El Tigre, Panorama and Huancayo projects in 2014. Capital expenditures for our Technical Services segment of approximately S/.39.8 million (US$15.6 million) and S/.37.5 million (US$13.4 million) and S/.120.9 million (US$40.4 million) in 2012, 2013 and 2014, respectively, primarily correspond to maintenance of equipment relating to Concar, CAM and GMD. In 2014, Corporate segment investments include S/.75.8 million (US$ 25.4 million) for the acquisition of COGA and S/.88.3 million (US$ 29.5 million) for additional stake in GyM and Viva GyM. plus the construction of the new office building for corporate use.

Divestitures in 2012 consisted of approximately S/.23.5 million (US$9.2 million) relating to the sale of equipment from GyM to Stracon GyM. Divestitures in 2013 consisted of approximately S/.22.7 million (US$8.1 million) relating to sale of equipment of GyM and Stracon GyM and sale of our participation in a parking lot located in San Isidro, Lima. Divestitures in 2014 consisted of approximately S/.43.0 million (US$14.4 million) relating to sale of equipment by GyM and Stracon GyM.

We have budgeted S/.1,144.6 million (US$382.9 million) in capital expenditures for 2015. Our current plans for our E&C segment contemplate capital expenditures in 2015 of approximately S/.187.2 million (US$62.6 million) mainly for the purchase of equipment and machinery. Our current plans for our Infrastructure segment contemplate capital expenditures in 2015 of approximately S/.474.6 million (US$158.8 million) principally for the construction of the second stage of Norvial, investments in our new concession Via Expresa Sur, and for investments in oil development drilling activities. Our current plans for our Real Estate segment contemplate capital expenditures in 2015 of approximately S/.98.6 million (US$33.0 million) for the purchase of land for real estate development projects. Our current plans for our Technical Services segment contemplate capital expenditures in 2015 of approximately S/.148.0 million (US$49.5 million) principally for the purchase of equipment used in our operations. Our current plans for our Corporate segment contemplate capital expenditures in 2015 of approximately S/.236.1 million (US$79.0 million), including S/.224.2 million (US$75.0 million) for potential acquisitions and S/.11.9 million (US$4.0 million) for corporate purposes. As we determine the capital expenditures currently reflected in our Corporate segment, we will assign these expenditures to the corresponding segment.

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

Our Main Market: Peru

Overview of the Peruvian Economy

Our results are substantially affected by economic conditions prevailing in Peru. The Peruvian economy has been one of the fastest growing economies globally during the period from 2009 to 2014. According to the Peruvian Central Bank, Peruvian real GDP grew at an average rate of 5.8% during that period, the highest rate in South America. The economic expansion during this period was a result of robust domestic demand, increase in investment, price stability, increase in foreign direct investment, improvement in public finances, and lower external debt, among other factors.

In addition, the country’s strong economic growth has led to a 48.0% increase in GDP per capita from US$4,361 in 2009 to US$6,457 in 2014. Average annual inflation, measured by the change in the CPI index, was 2.6% in the period from 2009 to 2014. Peru’s price stability has also been reflected in its currency, the nuevo sol, which appreciated from an average of S/.3.01 per US$1.00 in 2009 to an average of S/.2.84 per US$1.00 in 2014, an appreciation of 5.7%. Peru’s sovereign debt has been granted investment grade rating by S&P, Fitch and Moody’s. At the end of 2014, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB+ by S&P (August 2013) and Fitch (October 2013) and A3 by Moody’s (July 2014).

The following table sets forth the main economic indicators of the Peruvian economy from 2009 to 2014.

In US$ billion, unless stated otherwise	2009	2010	2011	2012	2013	2014
Nominal GDP	126.9	153.8	176.5	199.4	206.5	202.9
Nominal GDP / capita (US$)	4,361.2	5,203.8	5,881.4	6,544.3	6,673.3	6,456.5
Real growth rates (% based on local currency GDP	0.9%	8.8%	6.9%	6.3%	5.0%	2.4%
Private consumption	2.4%	6.3%	6.2%	5.8%	5.2%	4.1%
Private investment	(15.1%)	22.1%	11.4%	13.5%	3.9%	(1.6%)
Foreign direct investment	(7.1%)	31.5%	(2.6%)	48.7%	(16.9%)	(25.2%)
Public expenditure (consumption and investment)	18.1%	14.8%	(3.5%)	13.3%	9.4%	3.0%
Total private and public fixed investment(1)	(9.2%)	23.2%	4.8%	14.8%	5.9%	(2.0%)
Exports	(3.2%)	1.3%	8.8%	5.9%	1.0%	(0.3%)
Imports	(18.6%)	24.0%	9.8%	10.4%	5.1%	(1.4%)
Inflation (measured by change in CPI)	0.2%	2.1%	4.7%	2.6%	2.9%	3.2%
Average exchange rate (S/./US$)	3.01	2.83	2.75	2.64	2.70	2.84
End of period exchange rate (S/./US$)	2.89	2.81	2.70	2.55	2.80	2.99
Central Bank interest rate (end of period)	1.25%	3.00%	4.25%	4.25%	4.00%	3.50%
Population (million)(1)	29.1	29.6	30.0	30.5	30.9	31.4
Unemployment rate(1)	8.4%	7.9%	7.7%	6.8%	6.0%	6.0%
Total public debt	34.3	36.4	38.5	40.7	38.3	38.7
Public debt/nominal GDP (%)	26.0%	23.5%	21.4%	19.7%	19.2%	20.1%
Net reserves	33.1	44.1	48.8	64.0	65.7	62.3
Net reserves/nominal GDP (%)	26.1%	28.7%	27.7%	32.1%	31.8%	30.7%
Fiscal surplus (deficit)/nominal GDP (%)	(1.3%)	(0.2%)	2.0%	2.1%	0.8%	(0.1%)

Source: Peruvian Central Bank, SBS, Ministry of Economy and Finance, National Statistical Institute of Peru (INEI), IMF.

(1)	2014 projected by IMF.

The following table sets forth real gross domestic product by expenditure for the years indicated.

GDP by Expenditure (% of GDP unless otherwise stated)	2009	2010	2011	2012	2013	2014
Government consumption	10.3	9.9	9.8	10.3	10.6	11.8
Private consumption	65.4	62.1	61.0	61.8	63.0	63.0
Total fixed investment	22.9	25.1	24.0	26.6	27.3	26.8
Public sector	5.2	5.9	4.5	5.2	5.8	5.5
Private sector	17.7	19.2	19.6	21.4	21.5	20.3
Change in inventories (1)	(2.1)	0.1	1.3	0.1	0.3	1.0
Exports of goods and services	24.0	25.5	28.7	25.7	23.1	22.3
Imports of goods and services	20.4	22.8	24.8	24.4	24.3	23.9
Net exports	3.6	2.7	3.9	1.3	(1.2)	(1.6)
GDP (in billions of US$)	126.9	153.8	176.5	199.4	206.5	202.9

Source: Peruvian Central Bank

(1)	Defined as the difference between the volume at the end of the period and the volume at the beginning of the period; valued at the average price over the period.

Key Industry Sectors Relating to Our Business in Peru

Construction and Infrastructure

The Peruvian construction industry GDP is estimated at US$13.9 billion and accounted for 6.8% of the country’s nominal GDP in 2014 according to the Peruvian Central Bank. Construction GDP grew at an average of 12.7% annually in nominal terms during the six years from 2009 to 2014. The following table illustrates that from 2009 to 2014, the average real growth rate in both private investment and construction in Peru was approximately two times the average real GDP growth rate, historically moving in the same direction as the change in the growth rate of overall real GDP.

Growth of Real Private Investment GDP and Real Construction Sector GDP vs. Real GDP

Source: Peruvian Central Bank. Mining

Mining

Peru is a poly-metallic resources producer and exports several metals including silver, copper, zinc, gold and lead, among others. Peru is also a major contributor to global metal reserves. According to the U.S. Geological Survey of 2015, Peru holds 18.7% of global silver reserves, 12.6% of global zinc reserves, 9.7% of global copper reserves and 3.8% of global gold reserves as of January 2015. According to the Peruvian Central Bank, mining exports reached approximately US$20.4billion and represented 51.9% of total Peruvian exports in 2014.

Upcoming mining projects comprise estimated capital expenditures of approximately US$18.9 billion from 2015 to 2017, according to APOYO Consultoría. As of February 2015, the Peruvian Ministry of Energy and Mines estimates 51 mining projects at various stages of development involving an estimated investment of US$63.9 billion.

Mining Investment Projects by Level of Development

	Number of Projects	US$ billion
Expansion	7	9.3
With approved Environmental Impact Assessment (“EIA”)	19	28.9
With EIA under evaluation	1	0.7
Exploration	24	25.1
Total	51	64

Source: Peruvian Ministry of Energy and Mines.

Power and Utilities

The power and utilities market in Peru has shown sustained growth with maximum electricity demand reaching 5,737 MW and growing at an average annual rate of 5.4% during the six years from 2009 to 2014, according to the Economic Operations Committee of Peru’s National Interconnected System. The growth of the power and utilities market has led to the construction of power generation facilities, as well as the expansion of the power transmission and distribution network.

According to the Peruvian Ministry of Energy and Mines, Peru had an installed generation capacity of 8,681 MW as of 2014. The Peruvian market is served by 31 major generation companies. As of December 2013, the nation’s power transmission network spanned approximately 20,585 kilometers, according to OSINERGMIN. As of March 2014, there were 22 electric distribution companies across Peru.

Oil and Gas

The oil and gas industry has been one of the most dynamic sectors in Peru with a sector nominal GDP average annual growth rate of 9.2% during the six years from 2009 to 2014. Oil and gas activity includes the exploration and production, and transportation and commercialization of hydrocarbon products and derivatives.

According to the Peruvian Ministry of Energy and Mines, during 2014, local production of hydrocarbons was approximately 27 MMbbl, 38 MMboe of liquefied natural gas (LNG) and 80 MMboe of natural gas. These levels have grown an average of 9.2% annually from 2009 to 2014. Peruvian gas production increased considerably since 2004, when the Camisea project, the largest gas project in Peruvian history, began operations. The Peruvian Ministry of Energy and Mines reports that as of 2013 proven reserves of oil and gas amount to 4,125 MMboe. These reserves have increased since 2008, due to increased exploration activities, as evidenced in the chart below. The Peruvian government’s reserves methodology may differ materially from the one mandated by the SEC.

Hydrocarbons Proven Reserves and Production Evolution in Peru (in MMboe)

Source: Peruvian Ministry of Energy and Mines.

Our Other Markets: Chile and Colombia

Chile

Overview of the Chilean Economy

Our activities in Chile span across the E&C and power services sectors. The following table sets forth the main economic indicators of the Chilean economy for the period from 2009 to 2014.

Values in nominal US$ billion unless otherwise stated	2009	2010	2011	2012	2013	2014
Nominal GDP	173.0	216.3	248.7	268.2	277.2	258.2
Nominal GDP / capita (US$)	10,216.7	12,650.9	14,421.5	15,408.9	15,788.5	14,579.4
Real GDP growth rate (%)	(0.9%)	6.1%	5.9%	5.6%	4.1%	1.9%
Inflation (%, measured by change in CPI)	(1.4%)	3.0%	4.4%	1.5%	3.0%	4.6%
Total private and public fixed investment	37.6	45.9	56.1	63.9	65.4	56.9
Average exchange rate (CLP/US$)	559.7	510.4	483.4	486.7	495.0	570.0
End of period exchange rate (CLP/US$)	506.4	468.4	521.5	478.6	523.8	607.4

Values in nominal US$ billion unless otherwise stated	2009	2010	2011	2012	2013	2014
Population (million) (1)	16.9	17.1	17.2	17.4	17.6	17.7
Unemployment rate	10.8	8.2	7.1	6.4	6.2	6.6
Public Debt / nominal GDP (%)	20.8%	19.4%	27.4%	26.2%	25.5%	24.9%
Net reserves / nominal GDP (%)	14.7%	12.9%	16.9%	15.5%	14.8%	15.7%
Fiscal surplus (deficit) / nominal GDP (%)	(4.3%)	(0.5%)	1.3%	0.6%	(0.6%)	(1.6%)

Source: Chilean Central Bank, Chilean Government Budget Office, IMF, Global Insight.

(1)	2014 Projected by the IMF.

The Chilean economy grew at an average annual rate of 3.8% during the six years from 2009 to 2014 in real terms. Considering only the post-crisis period (the four years from 2010 to 2014), the annual growth rate rises to 4.7%, one of the highest in South America. This expansion was mainly driven by a strong domestic demand in real terms: fixed investment grew on average at 3.7% per year and total consumption grew on average at 5.3% per year during the six years from 2009 to 2014. Inflation has remained stable since 2010, averaging 2.5% between 2009 and 2014, in line with the Chilean Central Bank’s inflation target of 3% +/- 1%. Chile’s sovereign debt has the highest rating in the region, rated AA- by S&P (December 2012), Aa3 by Moody’s (October 2013) and A+ by Fitch (October 2013).

Colombia

Overview of the Colombian Economy

Our current activities in Colombia involve technical services provided primarily to the power services sector. The following table sets forth the main economic indicators of the Colombian economy for the period from 2009 to 2014.

Values in nominal US$ billion unless otherwise stated	2009	2010	2011	2012	2013	2014
Nominal GDP	233.9	286.3	333.2	369.6	380.0	377.9
Nominal GDP / capita (US$)	5,200.2	6,291.4	7,234.9	7,930.8	8,060.1	8,019.1
Real GDP growth rate (%)	1.7%	4.0%	5.9%	4.0%	4.9%	4.6%
Inflation (%, measured by change in CPI)	2.0%	3.2%	3.7%	2.4%	1.9%	3.7%
Total private and public fixed investment (1)	53.1	62.7	79.3	87.4	90.5	91.7
Average exchange rate (COP/US$)	2,157.6	1,899.0	1,848.0	1,798.1	1,868.9	2,001.1
End of period exchange rate (COP/US$)	2,044.2	1,913.9	1,942.7	1,768.2	1,926.8	2,392.5
Population (million) (2)	45.0	45.5	46.1	46.6	47.2	47.1
Unemployment rate (2)	12.0%	11.8%	10.8%	10.4%	10.3%	9.7%
Public Debt / nominal GDP (%)	35.0%	35.0%	33.8%	32.5%	34.5%	37.7%
Net reserves / nominal GDP (%)	10.8%	9.9%	9.7%	10.1%	11.5%	12.5%
Fiscal surplus (deficit) / nominal GDP (%)	(3.8)%	(3.5)%	(2.1)%	(1.8%)	(2.2%)	(2.6%)

Source: Colombian National Department of Administration of Statistics (DANE), Colombian Central Bank, Colombian Treasury Department, IMF, Global Insight.

Colombian real GDP grew at an average annual rate of 4.3% during the six years from 2009 to 2014. The country’s strong economic growth is evidenced by an increase in GDP per capita from US$5,200 in 2009 to US$8,019 in 2014. Inflation has remained stable over recent years, averaging 2.8% per year from 2009 to 2014, in line with the Colombian Central Bank’s inflation target of 3% +/- 1%. Additionally, Colombia’s price stability has also been reflected in its currency, the Colombian peso, which appreciated from an average of COP 2,157.6 per US$1.00 in 2009 to an average of COP 2,001.1 per US$1.00 in 2014. Colombia’s sovereign debt currently holds BBB rating from Fitch (December 2013) and S&P (April 2013), and Baa2 from Moody’s (July 2014). Colombia is also recognized for its investor-friendly legal regime.

E.	Off-Balance Sheet Arrangements

As of December 31, 2014, we did not have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with payment terms as of December 31, 2014.

	Payments Due By Period (in millions of S/.)
	Less than 1 year	1-3 years	3-5 years	More than 5 Years	Total
Indebtedness(1)	1,300.6	63.7	55.1	—	1,419.4
Capitalized Lease Obligations(1)	124.8	82.6	115.1	9.6	332.2
Interest(2)	32.4	18.7	8.3	1.6	61.0
Purchase Obligations(3)	6.3	4.2	—	—	10.5

Total(4)	1,464.1	169.2	178.6	11.2	1,823.1

(1)	Includes principal only of our indebtedness and capitalized lease obligations.

(2)	Includes the effect of our interest swap agreements described in “—Derivative Financial Instruments.”

(3)	Includes the payments due with respect to the increase in our interest in Almonte in 2009. Excludes S/.1,168.3 million (US$390.9 million) accounts payable within 90 days, except for certain material accounts payable, such as the purchase of land.

(4)	Excludes building leases, which are not material.

G.	Safe Harbor

See “Part I. Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

General

Our business and affairs are managed by our board of directors in accordance with our by-laws, shareholder meeting rules of procedure, board of directors rules of procedure, internal rules of conduct and Peruvian Corporate Law No. 26887 (“Peruvian Corporate Law”). Our bylaws provide for a board of directors of between five and nine members. Our shareholders may appoint an alternate director for each director to act on his or her behalf when absent from meetings or unable to exercise his or her duties. Alternate directors have the same responsibilities, duties and powers of directors to the extent they are called to replace them.

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

Name	Position	Year of Birth	Year of First Appointment
José Graña	Chairman of the Board	1945	1996
Carlos Montero	Vice Chairman of the Board	1942	1996
Federico Cúneo	Director (Independent)	1952	2014
José Chlimper	Director (Independent)	1955	2006
Pedro Errazuriz	Director (Independent)	1961	2014
Hugo Santa María	Director (Independent)	1963	2011
Mark Hoffmann	Director (Independent)	1969	2014
Hernando Graña	Director	1951	1996
Mario Alvarado	Director, Chief Executive Officer	1957	2003

The following sets forth selected biographical information for each of the members of our board of directors. The business address of each of our current directors is Av. Paseo de la República 4667, Surquillo, Lima 34, Perú.

José Graña. Mr. Graña joined the group in 1968 and has been a director and Chairman of our board of directors since August 1996. He is an architect and graduated from Universidad Nacional de Ingeniería. For graduate studies, he attended ESAN and the Universidad de Piura Senior Management Program. In addition, Mr. Graña served as Chairman of the board of directors of our subsidiary Viva GyM and as a director of our subsidiaries GyM and GMD. In addition, Mr. Graña serves as a director of Empresa Editora El Comercio S.A., Prensa Popular S.A., Servicios Especiales de Edicion S.A. and Mexichem Amanco Holding. He has previously served as a member of the board of directors of our subsidiaries Concar, GMP, as well as GMI Refinería La Pampilla S.A.A., Edegel S.A.A. and Telefónica S.A.A. He served as Chairman and First Executive of Graña y Montero S.A.A. until March 2011, when he decided to retire from his executive responsibilities and the position of President was eliminated.

Carlos Montero. Mr. Montero has been a director since August 1996 and is currently the Vice Chairman of our board of directors. He graduated from Universidad Nacional de Ingeniería as a civil engineer. For graduate studies, he attended the Universidad de Piura Senior Management Program. Mr. Montero is also the Chairman of the board of directors of our subsidiary Concar and a director of our subsidiary GMP S.A. He has previously served as Vice Executive Chairman of our subsidiary GyM until 2007.

Federico Cúneo. Mr. Cúneo has been a director of Graña y Montero since march 2014. Since 2006 he has been a Partner and Director of Amrop Peru, Panama, Costa Rica and Ecuador, leading search assignments for senior executives and board members for national and international companies, from 2003 to 2005 he served as a Business Director in Ernst & Young and between 1996 and 2002 he served as CFO in the Boston Bank. He has a BBA degree in Accounting at the Eastern Michigan University, USA and postgrade work at Escuela Superior de Administración de Negocios (ESAN), Universidad de Piura y Harvard Business School, and the IMD. Mr. Cúneo has been Chairman of Peru 2021 and Forum Empresa and a Member of the Board of Mesa de Concertacion de Lucha contra la Pobreza (Executive Board of Agreement for the fight against poverty), Programa Juntos, Spirit in Business, IPAE, Ethos Brazil and Repsol’s La Pampilla Refinery where he headed the Audit Committee (RELAPASA-REPSOL). He is currently the Vice Chairman of Amcham Peru, member of the Investment Committee of Apoyo Capitales and Member of the Board of Peru 2021, Graña y Montero, Tununga Forestry Investments, Osaka Holding, and Chairman of Sporting Cristal Football Club.

José Chlimper. Mr. Chlimper has been a director since March 2006. He received a degree in Economics and Business Administration from North Carolina State University. In addition, Mr. Chlimper is the Chairman of the board of directors and CEO of Agrokasa S.A. and a member of the board of directors of Corporación Drokasa S.A., Maestro Home Center Perú S.A., Aeropuertos del Perú S.A., ComexPerú and the Instituto de Formación Bancaria (IFB). He is Chairman of the board of directors of Compec. He is a member of the Agrarian Consultative Council for the master’s degree in Agrobusiness at Universidad del Pacífico. He has previously served as councilman for the municipality of Lima, President of the Fondo de Las Américas, Peru’s Minister of Agriculture and member of the board of directors of the Peruvian Central Bank.

Pedro Errazuriz. Mr. Errazuriz is currently a director of Graña y Montero SAA. He is a Civil Engineer from the Universidad Catolica de Chile, he have a Master’s Degree in Science Engineering from the same university and a Master’s Degree in Science Operations Research (Finance) from the London School of Economics. He is currently partner of Veta Tres. Until March 2014 he served as Minister of Transport and Telecommunications in Chile, a position he assumed in 2011. He has been director of several companies on behalf of Holding Ontario Teachers’ Pension Plan, Fund of which he was general manager between 2009 and 2011. In the same period he served as Chairman of Biodiversa, Esval, Aguas del Valle and SAESA- Group. He was the CEO and Chairman of water utility ESSBIO. He was General Manager of LanExpress between 2000 and 2006 and Vice President of Corporate Planning of Lan Chile between 1999 and 2000.

Hugo Santa María. Mr. Santa María has been a director since March 2011. He is an Economist from Universidad del Pacífico and has a doctorate in Economics from Washington University in St. Louis, Missouri. Mr. Santa María previously served as director of Fondo Consolidado de Reserva (FCR) , Compañía Minera Atacocha and between 2007 and 2012 he served as an independent director at Mibanco and it’s President of the Board of Directors until 2014. He is also a director of APOYO Comunicación Corporativa, as well as a partner and chief economist at APOYO Consultoría and director of Banco Santander.

Mark Hoffmann. Mr. Hoffmann is currently director of Grana y Montero S.A.A. and President of Amazonas Infraestructura. He has been CEO of Duke Energy from 2008 to 2013, CEO of Electroandes from 2003 to 2007, among others. He is Industrial Engineering from Georgia Institute of Technology in Atlanta, Georgia, USA and holds an MBA in Finance from Cornell University, Ithaca, NY. He is currently a board member since 2012 in Financial Qapaq, since 2014 IPAE, from 2010 Radio Philharmonic and since 2007 from Markham College. Mr. Hoffmann has previously served as a member of the boards of Luz del Sur, Electroandes, AmCham and served as Vice President of Caminando Juntos and the National Society of Mining, Petroleum and Energy.

Hernando Graña. Mr. Graña joined the group in 1977 and has been director since august 1996. He is an Industrial Engineer graduated from Texas A&M University. Mr. Graña also completed post-gradute studies in Mine Engineering at the University of Minnesota, EEUU. In addition, he is the President of the Board of Directors of our subsidiaries GyM and Stracon GyM as well as director of our subsidiaries Vial y Vives-DSD, GMI, CAM and Transportadora de Gas del Perú. Mr. Graña has participated as Director-Manager of GyM since 1996.

Mario Alvarado Pflucker. Mr. Alvarado joined the group in 1980 and has been Chief Executive Officer of Graña y Montero since 1996 and a director since April 2003. He is a Civil Engineer with a master’s degree in Administration Engineering from George Washington University and graduate studies in the CEO Management program at Kellogg School of Management, Northwestern University. In addition, he is a member of the board of directors of our subsidiaries Viva GyM S.A. He is also a member of the Consultive Council of the Tecnológico de Monterrey (Peru Site). Mr. Alvarado has previously served as member of the board of directors of Amerika Financiera S.A.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment	Year of First Employment at the Company
Mario Alvarado	Chief Executive Officer	1957	1996	1980
Mónica Miloslavich	Chief Financial Officer	1966	2009	1993
Antonio Rodriguez	Chief Commercial Officer	1963	2015	1999
Claudia Drago	Chief Legal and Corporate Affairs Officer	1970	2015	1997
José Ascarza	Chief Human Resources Officer	1975	2012	2004
Dennis Gray	Corporate Finance and Investor Relations Officer	1975	2011	2011
Jorge Izquierdo	Operational Excellence Manager	1973	2014	1999
Gonzalo Ferraro	President of the Infrastructure Area	1956	2013	1996
Hernando Graña	Executive President of GyM	1951	2005	1977
Francisco Dulanto	Executive President of GMP	1949	2011	1974
Juan Lambarri	Corporate Engineering and Construction Officer	1958	2014	1982
Luis Díaz	Chief Operational Officer	1970	2015	1993
Jaime Dasso	Corporate Technical Services Officer	1966	2014	1991
Walter Silva Santisteban	Executive President of GMI	1954	2014	1981
Jaime Targarona	Chief Executive Officer of CONCAR	1968	2005	1996
Rolando Ponce	Chief Executive Officer of Viva GyM Corporate Real Estate Officer	1963	2008	1993
Renato Rojas	Chief Executive Officer of GyM	1972	2014	1995
Hugo González	Chief Executive Officer of GMD	1975	2014	1997
Maritza Zavala	Corporative Technology Manager	1968	2013	1997
Reynaldo Llosa	Chief Executive Officer of GMP	1960	2014	2014
Eduardo Villa Corta	Chief Executive Officer of GMI	1964	2014	1995
Klaus Winkler	Executive Vice President of CAM; Country Manager—Chile	1968	2011	2011*
César Neyra	Manager of Internal Auditing and Management Processes	1958	2003	2003
Octavio Cabrera	Javier Prado Project Manager	1950	2015	1974
Nuria Esparch	Chief Officer of Institutional Relations	1969	2014	2014

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

Antonio Rodriguez. Mr. Rodriguez joined the group in 1999 and he has been our Chief Commercial Officer since January 2015. He is an Accountant graduated from the Universidad de Lima, with a master’s degree in Business Administration from ESAN and a master’s degree in Business Administration from The Birmingham Business School in the United Kingdom. He previously served as Chief Investment Officer since 2010 and as Chief Executive Officer of Larcomar from 1999 to 2010. Currently, he is a director of our subsidiaries Concar, CAM and GMD.

Claudia Drago. Ms. Drago joined the group in 1997 and she has been our Chief Legal and Corporate Affairs Officer since January 2015. She is a lawyer from Universidad de Lima and pursued postgraduate studies in Finance and Corporate Law at ESAN, received a postgraduate diploma from Tecnológico de Monterrey and completed the Management Program for Lawyers at Yale School of Management. She previously served as Chief Legal Officer since 2007, She has previously served as Legal Counsel of Graña y Montero from 2000 to 2007 and of our subsidiary GMD from 1997 to 2000. Ms. Drago is Graña y Montero’s representative to the Lima Stock Exchange and the Secretary of the board of directors.

José Ascarza. Mr. Ascarza joined the group in 2004 and has been our Chief Human Resources Officer since 2012. He is an Industrial Engineer graduated from the Universidad de Lima and received a postgraduate diploma from Tecnológico de Monterrey. He previously served as Human Resources Manager at our subsidiary GyM from 2007 to 2012.

Dennis Gray. Mr. Gray joined the group in 2011 and has been our Corporate Finance and Investor Relations Manager. He is an Economist with a degree from the Universidad del Pacífico specializing in Finance and received a postgraduate diploma from Tecnológico de Monterrey. He previously served as Corporate Vice President of Finance at Citibank del Perú, General Manager of Citicorp Perú S.A.B. and Product Development Manager at Banco de Crédito del Perú. Mr. Gray is Graña y Montero’s representative to the Lima Stock Exchange and in the Ney York Stock Exchange.

Jorge Izquierdo. Mr. Izquierdo joined the group in 1999 and is our Manager Operational Excellence and has been since 2011 our Corporate Learning Center Manager, having previously served as manager of the Project Management Officer. He is a Civil Engineer with a degree from the Pontificia Universidad Católica del Perú and a master’s degree in Construction Management from the University of California, Berkeley.

Gonzalo Ferraro. Mr. Ferraro joined the group in 1996 and has been President of the Infrastructure Area since April 2013. He has also held a number of managerial positions, including Corporate Infrastructure Manager from 2010 to 2013. He is an Industrial Engineer, having graduated from Universidad de Lima, with studies at Universidad Nacional de Ingeniería, and he completed additional graduate studies at the Universidad de Piura Senior Management Program and received a postgraduate diploma from Tecnológico de Monterrey. Mr. Ferraro is currently the Chairman of the board of directors of subsidiaries Survial, Norvial, La Chira, GyM Ferrovías, as well as Concesionaria Vía Expresa Sur, and a member of the board of directors of our subsidiary GMP.

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

Juan Lambarri. Mr. Lambarri joined the group in 1982 and is our Corporate Engineering and Construction Area Officer, having previously served as Chief Executive Officer of our subsidiary GyM since 2001. He is a Civil Engineer graduated from Pontificia Universidad Católica del Perú. He also pursued graduate studies from Universidad de Piura Senior Management Program and received a postgraduate diploma from Tecnológico de Monterrey. He is currently a member of the board of directors of our subsidiaries GyM, Stracon GyM, Vial y Vives-DSD and GMI.

Luis Díaz. Mr. Díaz joined the group in 1993 and is our Chief Operational Officer since January 2015, having previously served as Corporate Infrastructure Area Officer since April 2013 and as Chief Executive Officer of our subsidiary GMP from March 2011 to 2013. He is an Industrial Engineer with a master’s degree in Business Administration from the University of Pittsburgh and received a postgraduate diploma from Tecnológico de Monterrey. Mr. Diaz previously served as Deputy Chief Executive Officer of GMP from 2009 to 2011, Chief Financial Officer of Graña y Montero from 2004 to 2009, and Financial Manager of our subsidiary GyM from 2001 to 2004. He is also a member of the board of directors of GMP, GyM Ferrovias, Norvial, La Chira, Survial and Via Expresa Sur.

Jaime Dasso. Mr. Dasso joined the group in 1991 and is our Corporate Service Area Officer, having previously served as Chief Executive Officer of our subsidiary GMD since 2000. He is an electronic engineer and received a master’s degree in Software Development from Stevens Institute of Technology in the United States of America and a postgraduate diploma from Tecnológico de Monterrey. He previously served as Commercial Manager of GMD from 1994 to 1999. Currently, he is a member of the board of directors of GMD, Concar and CAM and the President of the board of directors of our subsidiary GSD.

Walter Silva Santisteban. Mr. Silva Santisteban joined the group in 1981 and has been the Chief Executive Officer of our subsidiary GMI since 1998. He is a Civil Engineer graduated from Universidad Nacional de Ingeniería and received a postgraduate diploma from Tecnológico de Monterrey. Currently, he is a member of the board of directors of GMI.

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

Reynaldo Llosa. Mr. Llosa joined us in 2014 and is the Chief Executive Officer of GMP since February 2014. He holds a degree mechanical engineering graduated from the University of Houston and holds a Senior Executive MBA from Universidad de Piura. He has completed extensive technical and management executive education programs including Certificate Programs at Rice University and Northwestern Kellogg School of Management. He previously served as deputy general manager at BPZ Energy from 2010 to 2013, and was employed by Schlumberger for 25 years where he held several management positions over the most recent 15 years.

Eduardo Villa Corta. Mr. Villa Corta joined the Group in 1995 and is the Chief Executive Officer of GMI since February 2014. He previously served as Technical Manager of GyM from 2010 to 2014, Manager of the Industry Division from 2003 to 2010. In the year 2000 he joined GyM Mexico as the General Director. He holds a degree in civil engineering from Catholic University of Peru. He also completed a MBA from University of Piura. He is currently a board member of our subsidiaries GMI and Vial y Vives-DSD.

Klaus Winkler. Mr. Winkler joined the group in 2011 and has been the Executive Vice President of CAM Chile S.A. since 2007 as well as Country Manager—Chile since April 2013. He is a Commercial Engineer graduated from Universidad Gabriela Mistral in Chile. He also has a master’s degree in Business Administration from Stanford University and a postgraduate diploma from Tecnológico de Monterrey. He previously served as Chief Executive Officer of Compañía Americana de Multiservicios Ltda. (currently, CAM Chile) from 2007 to 2011; and held several managerial positions over 15 years in Endesa group in Chile, Spain and the United States. He is currently a member of the board of directors of Vial y Vives - DSD.

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

Octavio Cabrera. Mr. Cabrera joined the Group in March 1974 and has been our Javier Prado project manager since January 2015. Previously he served as Chief Executive Officer of Stracon GyM since January 2012, and as Division Manager of Civil Works since 1994. Mr. Cabrera has a degree in Civil Engineering from the National University of Engineering and a Masters in Executive Management Program from the University of Piura. He is currently a board member of Stracon Gym.

Nuria Esparch. Ms. Esparch joined the group in September 2014 and is our Chief Officer of Institutional Relations. She is a lawyer of the Pontificia Universidad Catolica del Perú with a master’s degree in Public Administration from Maxwell School of Citizenship and Public Affairs at Syracuse University in New York. Ms. Esparch was Senior Manager of Communications and External Relations Rio Tinto Project Farm and previously spent two years doing research and consulting for public and research affiliate at GRADE as well as in Apoyo.

Executive Commission

The Executive Commission is currently comprised by our Chief Executive Officer, the Business Segment Executive Officer for each of the four segments, and the President of the Infrastructure Area. The Executive Commission evaluates, at the management level, among other matters, our strategic plan, annual budget and annual investment plan.

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

Kinship

Mr. José Graña Miró Quesada, Chairman of the Board of Directors, has first-degree kinship by blood with Maria Teresa Graña Canepa, a shareholder of our company and director of our subsidiaries Viva GyM, GMD, GyM Ferrovías and GMI; third-degree kinship by blood with Ms. Yamile Brahim Graña, a shareholder of our company; and fourth-degree kinship by blood with the director and shareholder Hernando Graña Acuña, who also holds the position of Chairman of the board of our subsidiaries GyM and Stracon GyM and of director of our subsidiaries Vial y Vives-DSD S.A., GMI, CAM and Transportadora de Gas del Perú.

B.	Compensation

Compensation of Directors and Executive Officers

Director compensation must be approved by a majority of shareholders at our annual shareholders’ meeting.

In 2014, total compensation paid to our board of directors amounted to S/.2,264,892 including compensation paid to directors that serve on our subsidiaries’ board of directors. In 2014, total compensation paid to our executive officers amounted to S/.24,262,749. See “Item 4.B Information on the Company—Business Overview—Regulatory Matters—Labor Regulations” for additional information on profit sharing regulatory requirements.

Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director or senior executive upon expiration of his or her term or termination of employment. Under Peruvian law, unless we dismiss someone for justified cause, we are required to pay the dismissed employee (but not directors) 1.5x annual salary for every year with the company for a period not to exceed 12 years. We are not required to make such payments in the event of voluntary termination. Although we have no ongoing obligation to do so, in the past we have provided, and in the future we may provide, such benefits to our executive officers upon their retirement. We have not set aside or reserved any amounts to provide for pension, retirement or other similar benefits.

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

Audit and Process Committee

Our Audit and Process Committee is comprised of three directors, all of which are independent in accordance with the SEC rules applicable to foreign private issuers. The current members of our Audit and Process Committee are Mr.Federico Cúneo, Mr. José Chlimper and Mr. Hugo Santa Maria. These directors have extensive business and economic experience in Peru; however, in accordance with SEC rules, we disclose that only Mr. Federico Cúneo qualifies as a “financial expert.” Our Audit and Process Committee oversees our corporate accounting and financial reporting process. The Audit and Process Committee is responsible for:

●	reviewing our financial statements;

●	evaluating our internal controls and procedures, and identifying deficiencies;

●	recommending to our annual shareholders’ meeting the appointment of our external auditors, determining their compensation, retention and oversight, and resolving any disagreements that may arise between management and our external auditors;

●	evaluating the company’s compliance with the Board of Director’s internal regulation, as well as with general principles of corporate governance;

●	informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function;

●	establishing procedures for the reception, retention and treatment of complaints regarding accounting, internal controls or other auditing matters, including the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	independently engaging its own counsel and any other advisers it deems necessary to fulfill its functions; and

●	establishing policies and procedures to pre-approve audit and permissible non-audit services.

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

Human Resource Management and Social Responsibility Committee

Our Human Resource Management and Social Responsibility Committee is comprised of three directors, all of which are independent in accordance with SEC rules applicable to foreign private issuers. The current members of the committee are Mr. José Chlimper, Mr. Federico Cúneo and Mr. Mark Hoffman. The Human Resource Management and Social Responsibility Committee is responsible for:

●	reporting to our board of directors on the appointment and dismissal of senior executives;

●	reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives, and determining and approving CEO compensation;

●	establishing compensation arrangements for senior executives in accordance with the financial results of the company;

●	proposing measures to ensure transparency in the remuneration of directors and senior executives;

●	evaluating our human resources policies;

●	reporting to our board of directors on matters regarding related party transactions that could result in a conflict of interest;

●	establishing our social responsibility policies;

●	appointing third party independent compensation consultants, and establishing the compensation of and overseeing the third party independent compensation consultants; and

●	supervising and reporting to our board of directors on social responsibility practices and management.

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

Investment and Risk Committee

Our Investment and Risk Committee is comprised of three directors. The current members of the committee are Mr. José Graña, Mr. Hugo Santa Maria and Mr. Pedro Errazuriz. The Investment and Risk Committee is responsible for:

●	establishing our investment policies;

●	approving our annual investment plan;

●	analyzing the projects that would require an investment greater than US$5 million; and

●	assessing and seeking to mitigate the risks encountered by our company.

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

Real Estate Committee

Our Real Estate Committee supervises the operations of the Real Estate segment and is comprised of three directors. The current members of the committee are Mr. José Graña, Mr. Mario Alvarado and Mr. Mark Hoffman.

Technical Services Committee

Our Technical Services Committee supervises the operations of our Technical Services segment and is comprised of four directors. The current members of the committee are Mr. José Graña, Mr. Mario Alvarado, Mr. Federico Cúneo and Mr. Carlos Montero.

D.	Employees

We have developed an extensive and talented team, including more than 4,100 engineers, that gives us the capability and scale to undertake large and complex projects. We also have access to a network of approximately 24,000 manual laborers throughout Peru that can supplement our workforce when required by our projects. Moreover, we have the flexibility to engage our own workers on projects outside Peru, avoiding the need to seek new employees in other countries.

As of December 31, 2014, we had a total of 46,762 full-time employees, including approximately 24,200 manual laborers, a number that fluctuates depending on our project backlog. At such date, we also worked with 5,257 employees of subcontractors. Occasionally, we employ subcontractors for particular aspects of our projects, such as carpenters, specialists in elevator installation and specialists in glassworks. We are not dependent upon any particular subcontractor or group of subcontractors. As of December 31, 2014, 29% of our employees worked outside Peru. The following table sets forth a breakdown of our employees by category as of December 31, 2014.

Salaried Employees	Engineering and Construction	Infrastructure	Real Estate	Technical Services	Corporate	Total
Engineers	2,603	155	43	1,333	18	4,152
Other professionals	1,024	101	45	1,431	66	2,667
Technical specialists	1,968	271	41	6,730	12	9,022
Manual laborers(1)	24,259					24,259
Joint operations employees(2)	5,641			1,021		6,662
Subtotal	35,495	527	129	10,515	96	46,762
Subcontracted employees	4,971	131	—	155	—	5,257
Total	40,466	658	129	10,670	96	52,019

(1)	The number of manual laborers, who form part of our network of approximately 24,000 manual laborers, varies in relation to the number and size of projects we have in process at any particular time.

(2)	Includes engineers, professionals, technical specialists and manual laborers employed by our joint operations.

The following chart sets forth the growth of our total employees from December 31, 2011 to December 31, 2014.

Our talent development system has allowed us to develop a team of professionals who are able to design and implement sophisticated projects. Our talent development system is based on three main pillars: (i) specialized training for all levels, including senior management; (ii) mentoring; and (iii) feedback from managers to employees.

We have implemented programs to attract young and qualified candidates. Our Trainee, Academic Excellence and Young Engineers programs, offer various types of internships and training opportunities to engineering students and recent graduates, rewarding the most successful candidates with the opportunity to work as full-time, permanent employees. Our focus is not only to attract talented people but also to retain them. Therefore, during the last seven years we have worked together with Great Place to Work ®, a human resources consulting, research and training firm, to measure our employee’s satisfaction with the working environment. According to studies carried out by Great Place to Work ® during 2014, 71% of our engineers, technical specialists and other professional employees confirmed that we are a “great place to work.” Moreover, our subsidiaries Viva GyM, GMP and GMD were recognized by Great Place to Work ® as being among the 45 best companies to work for in Peru, and CONCAR were also recognized by Great Place to Work ® for most progress on the prior year.

Through our Graña y Montero Academy, we offer continued education opportunities through a wide selection of courses and training programs targeted at each level. We believe the knowledge that our employees gain through these programs is reflected in the way they work and relate to our clients, adding value in every step. During 2014, we invested more than US$10.2 million in continuing education, reaching approximately 465,523 hours of capacitation activities for our employees.

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

Safety

In 2014, our E&C subsidiary GyM had an accident incidence rate of 0.57 calculated over 91,180,467 hours worked. In 2013, our E&C subsidiary GyM had an accident incidence rate of 0.41, calculated over 89,660,836 hours worked. In 2012, GyM had an accident incidence rate of 0.29, calculated over 64,202,006 hours worked. These rates were lower than that of private construction companies in the United States, which had an average of 2.2, as reported by the Bureau of Labor Statistics of the United States Department of Labor in 2013. In 2012, 2013 and 2014, we had two, seven and four fatalities, respectively.

Our occupational health and safety management system in our subsidiaries GyM, GMP, GMI, GMD and CAM and Vial y Vives - DSD are certified by OHSAS 18001. We believe a safe job site contributes to our reputation and ability to gain new business while enhancing employee morale and reducing costs and exposure to liability. We train our employees in safety, environment, occupational health and related topics, and have trained and certified experts in risk management and prevention who disseminate and regulate risk prevention standards and procedures. We have more than 590 staff members across our subsidiaries dedicated to health, safety and environmental matters, and at least two and up to 40 health, safety and environmental employees are assigned to each E&C project we undertake depending on the nature of the project and the client’s requirements. Moreover, each project manager is responsible for compliance with our safety requirements and for the protection of our employees.

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

As of December 31, 2014, persons who are currently members of our board of directors and our executive officers held as a group 212,322,621 of our common shares. This amount represented 32.17% of our outstanding share capital as of such date.

Our directors and executive officers hold, in the aggregate, less than 1% of our outstanding share capital, with the exception of: Mr. José Graña who owns 117,538,203 common shares, representing 17.81% of our outstanding share capital, through GH Holding Group; Mr. Carlos Montero who owns 33,785,285 common shares, representing 5.12% of our outstanding share capital, through Bethel Enterprises; Mr. Mario Alvarado who owns 22,432,223 common shares, representing 3.40% of our outstanding share capital, through Byron Development; Mr. Hernando Graña who owns 15,150,061 common shares, representing 2.30% of our outstanding share capital; Mr. Francisco Dulanto who owns 12,684,187 common shares, representing 1.92% of our outstanding share capital; Juan Manuel Lambarri who owns 9,794,771 common shares, representing 1.48% of our outstanding share capital.

Our other directors and executive officers who in the aggregate hold less than 1% interest in our company are Mr. Walter Silva Santisteban, Mr. Luis Díaz, Mr. Gonzalo Ferraro, Mr. Antonio Rodríguez, Ms. Mónica Miloslavich, Ms. Claudia Drago, Mr. Octavio Cabrera, Mr. Jaime Targarona and Mr. Roberto Abusada.

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

As of December 31, 2014, our issued and outstanding share capital was comprised of 660,053,790 common shares. The following table sets forth the beneficial ownership of our common shares as of December 31, 2014 based on information provided to us by CAVALI S.A. ICLV, the Peruvian clearing house.

Shareholder	Number of shares	Percentage owned
GH Holding Group(1)	117,538,203	17.81%
IN-CARTADM (AFP Integra-Sura Group)	40,304,651	6.11%
Bethel Enterprises Inc.(2)	33,785,285	5.12%
PR-CARTADM (Profuturo AFP-Grupo Scotiabank)	37,488,166	5.68%
Other Shareholders (3)	177,071,500	26.83%
JPMorgan Chase Bank NA, as depositary for the holders of ADS	253,865,985	38.46%

Total	660,053,790	100%

(1)	Mr. José Graña indirectly owns 117,538,203 common shares, representing 17.81% of our outstanding share capital, through GH Holding Group.

(2)	Mr. Carlos Montero indirectly owns 33,785,285 common shares, representing 5.12% of our outstanding share capital, through Bethel Enterprises Inc.

(3)	The following directors and executive officers hold directly or indirectly common shares of our outstanding share capital:

(a)	Mr. Mario Alvarado, director and Chief Executive Officer, indirectly owns 22,432,223 common shares, representing 3.40% of our outstanding share capital, through Byron Development;

(b)	Mr. Hernando Graña, director, Executive President of GyM and director in certain of our subsidiaries, owns 15,150,061 common shares, representing 2.30% of our outstanding share capital;

(c)	Mr. Francisco Dulanto, Executive President and director of GMP, owns 12,684,187 common shares, representing 1.92% of our outstanding share capital;

(d)	Mr. Juan Lambarri, Corporate Engineering and Construction Officer, owns 9,794,771 common shares, representing 1.48% of our outstanding share capital;

(e)	Mr. Walter Silva Santisteban, Executive President of GMI, Mr. Luis Díaz, Chief Operational Officer, Mr. Gonzalo Ferraro, President of the Infrastructure Area, Mr. Antonio Rodríguez, Chief Commercial Officer, Ms. Mónica Miloslavich, our Chief Financial Officer, Ms. Claudia Drago, our Chief Legal and Corporate Affairs Officer, , Mr. Jaime Targarona, Chief Executive Officer of Concar, Mr. Roberto Abusada, Chairman of the board of directors of GMD, Hugo Gonzalez, Chief Executive Officer of GMD, and Mr. Octavio Cabrera, Javier Prado Project Manager, hold in aggregate less than 1% of our outstanding share capital.

As of December 31, 2014, 52 record holders of our common shares were located in the United States, according to CAVALI.

Certain of our shareholders directly or indirectly own shares of our subsidiaries: Mr. Francisco Dulanto, Executive President of GMP, owns 5,060,105 common shares of GMP, representing 5.0% of its outstanding capital share;; Mr. Jaime Targarona, Chief Executive Officer of Concar, owns 47,368 common shares of Concar, representing 0.25% of its outstanding capital share; and Mr. Roberto Abusada, Chairman of the board of directors of GMD, owns 700,952 common shares of GMD, representing 5.47% of its outstanding capital share and Mr. Rolando Ponce Vergara, Chief Executive Officer of Viva GyM and Real Estate Corporate Officer, owns 928,751 common shares of Viva GyM, representing 0.41% of its outstanding capital share. The following table sets forth the change in beneficial ownership of our common shares from December 31, 2011, to December 31, 2014, based on information provided to us by CAVALI, S.A. ICLV.

	As of December 31, 2011		As of December 31, 2014
Shareholders	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned
GH Holding Group(1)	117,538,203	21.1%	117,538,203	17.8%
IN-CARTADM (AFP Integra-Sura Group)	65,901,696	11.8%	40,304,651	6.1%
PRIMA AFP	65,889,092	11.8%	5,044,081	0.8%
AFP HORIZONTE	55,949,863	10.2%	—	—
Bethel Enterprises Inc.(2)	33,785,285	6.1%	33,785,285	5.1%
PR-CARTADM (Profuturo AFP-Grupo Scotiabank)	29,228,812	5.2%	37,488,166	5.7%
JPMorgan Chase Bank NA, as depositary for the holders of ADS)	—	0%	253,865,985	38.46%

(1)	Mr. José Graña Miró Quesada indirectly owns 117,538,203 common shares, representing 17.81% of our outstanding share capital, through GH Holding Group.

(2)	Mr. Carlos Montero Graña indirectly owns 33,785,285 common shares, representing 5.12% of our outstanding share capital, through Bethel Enterprises Inc.

Our major shareholders do not have differing voting rights.

B.	Related Party Transactions

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

For instance, from a tax standpoint, the value of those transactions must be equal to the fair market value assessed under transfer pricing rules, i.e., the value agreed to by non-related parties under the same or similar circumstances. Similarly, companies with securities registered in the Peruvian Public Registry of Securities (Registro Público del Mercado de Valores), such as us, are required to comply with the following rules:

●	The directors and managers of the company cannot, without the prior authorization of the board of directors, (i) receive in the form of a loan money or assets of the company; or (ii) use, for their own benefit or for the benefit of related parties, assets, services or credits of the company.

●	The execution of agreements that involve at least 5% of the assets of the company with persons or entities related to directors, managers or shareholders that own, directly or indirectly, 10% of the share capital, requires the prior authorization of the board of directors (with no participation of the director involved in the transaction, if any).

●	The execution of agreements with a party controlled by the company’s controlling shareholder requires the prior authorization of the board of directors and an evaluation of the terms of the transaction by an external independent company (audit companies or other to be determined by the Peruvian Securities Commission).

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

Article 30 of the internal regulations of our board of directors establishes a review procedure for identifying, approving and accounting for related party transactions. Related party transactions are defined as any transaction entered into by and among our company and any shareholder that owns 1% or more of our company’s or of our subsidiaries’ outstanding shares, directors, senior executives and persons related to them. The Human Resource Management and Social Responsibility Committee is responsible for identifying, analyzing and approving each such transaction considering market conditions and potential benefits for us and the related party. For ordinary course transactions carried out under market conditions, a general authorization for the operations of the business line is sufficient. For more information, see “Item 6. Directors Senior Management and Employees—Management”.

Related Party Transactions

The following set forth the related party transactions we have entered into in 2012, 2013 and 2014:

●	landscaping design services agreement entered into among Claudia Gutierrez de Alvarado, Mario Alvarado Pflucker’s spouse, as designer, and Viva GyM, as customer, for an aggregate amount of US$10,361.07 between 2012 and December 31, 2014;

●	architectural services agreements entered into among Mr. Oscar Borasino, Mario Alvarado Pflucker’s brother-in-law, as architect, and Viva GyM, as customer, for an aggregate amount of US$320,047 between 2012 and December 31, 2014;

●	architectural services agreements entered into among Mr. Oscar Borasino, Mario Alvarado Pflucker’s brother-in-law, as architect, and Graña y Montero S.A.A., as customer, for the project Chinchero, for an aggregate amount of US$ 27,300 in 2014;

●	our subsidiary CAM Chile has entered, as customer, into a service agreement with the company Inversiones y Asesorias la Villa Ltda, a company of our CAM Chile’s director Christian Neely, for an aggregate amount of US$ 25,190 in 2014;

●	our subsidiary CAM Chile has entered, as customer, into a service agreement with the company Asesorias e Inversiones Enrossco Limitada, a company of our CAM Chile’s director Enrique Rosselot, for an aggregate amount of US$ 52,190 in 2014;

●	our subsidiary CAM Chile has entered, as customer, into a service agreement with the company Consultora San Pedro y San Pablo Limitada, a company of our director Pedro Pablo Errazuriz, for an aggregate amount of US$ 18,362 in 2014;

●	our subsidiary GMD has entered into a service agreement with KLM Consulting, a company of Mario Alvarado’s uncle, for the project Recaudo for an aggregate amount of US$153,430 in 2014;

●	our subsidiary Stracon GyM has entered into several service agreement with one of it’s directors Mr. Miguel Aramburu for an aggregate amount of US$ 9,581 in 2014;

●	our subsidiary Stracon GyM has entered into an operation management service agreement with Stracon Peru, a company of our Stracon GyM’s partner, Mr. Stephen Dixon for an aggregate amount of US$ 1,390,707 in 2014;

●	advertising services agreements entered into among Servicios Empresariales El Administrador E.I.R.L., a company related to Rolando Ponce Vergara’s brother, as advertising intermediary, and Viva GyM as customer, for an aggregate amount of US$141,650 between 2012 and December 31, 2014; and

●	between 2012 and December 31, 2014, our company and our subsidiaries GMP, GyM, Concar, GMD, Viva GyM, GMI, Survial, Canchaque, Norvial, GyM Ferrovías and Concar paid an aggregate amount of US$5,137,760 to Editora El Comercio S.A.A., of which José Graña Miró Quesada is a shareholder, for advertising, publishing and editing services.

During the three years prior to the date of this annual report, our subsidiary Viva GyM had entered into purchase agreements for an aggregate amount of US$6,548,942 for the sale of apartments with the following related parties: Mr. José Graña, our president of the board of Directors, Mr. Hernando Graña, one of our directors and a director of GyM, GMI, Stracon GyM, Vial y Vives - DSD, and CAM Chile, and Executive Officer of GyM; Ms. Yamile Brahim, José Graña’s niece; Enriqueta Graña Miró Quesada, Jose Graña’s sister; Mr. Rolando Ponce, Chief Executive Officer and director of Viva GyM; Ms. Jenny Ponce, Rolando Ponce’s aunt; Mr. Daniel Graña, Hernando Graña’s son; Mr. Santiago Graña, Hernando Graña’s nephew; Mr. Sergio Graña, Hernando Graña’s son; Ms. Maria Teresa Saavedra, Rolando Ponce’s spouse; Mr. Juan Manuel Lambarri, Chief Executive Officer of the Engineering and Construction area and director of GyM, Stracon GyM, Vial y Vives - DSD, Viva GyM and GMI; Ms. Viviana Figueroa, Juan Manuel Lambarri’s spouse; Mr. Luis Diaz Imiela-Gentimur, Luis Díaz’s father; Octavio Cabrera GyM’s Javier Prado Project Manager and Victor Cuadros our Engineer and Construction International Director.

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

See exhibits to this annual report.

Legal and Administrative Proceedings

We may, from time to time, become subject to various legal and administrative proceedings that are incidental to the ordinary conduct of our business. We are currently not party to any material legal or administrative proceedings. As of December 31, 2014, we had recorded provisions amounting to S/.13.1 million in connection with legal and administrative proceedings. See note 21 to our audited annual consolidated financial statements included in this annual report.

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

Previous Dividend Payments

The following table sets forth the amounts of cash dividends declared and paid since 2012 for our common shares.

	Dividends Paid	Per Share
	(in S/.)
2012	86,722,433	0.155337434
2013	86,986,244	0.155809971
2014	112,126,908	0.169875409
2015	104,910,523	0.158942384

B.	Significant Changes.

The Company is not aware of any significant changes since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Price of Our Common Shares and ADSs

Our ADSs

On July 29, 2013, we completed our initial equity offering in the United States of 19,534,884 ADSs, representing 97,674,420 common shares. Our ADSs are listed on the New York Stock Exchange under the symbol “GRAM.” On December 31, 2014, the closing price on the New York Stock Exchange was US$12.64 per ADS.

The following table sets forth for the two most recent full financial years the high and low market prices for each full financial quarter and for the most recent six months the high and low market prices for each month in U.S. dollars of our ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

	High	Low
2013	in US$
Third Quarter (from July 29, 2013 - September 30, 2013)	21.7	19.06
Fourth Quarter	22.07	18.52
2014
First Quarter	21.97	17.25
Second Quarter	18.23	16.1
Third Quarter	18.27	15.02
Fourth Quarter	15.03	11.70

	High	Low
2014	in US$
October	15.03	13.43
November	13.51	12.13
December	12.67	11.70
2015
January	12.68	9.85
February	10.58	9.12
March	8.97	7.55
April (through April 27)	8.57	7.38

Our Shares

Our common shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “GRAMONC1”. On December 31, 2014, the closing price on the Lima Stock Exchange was S/.7.26 per common share. Our shares represent 7.31% of the General Index of the Lima Stock Exchange (IGBVL) 2015 portfolio. As of December 31, 2014, 52 record holders of our common shares were located in the United States, according to CAVALI.

The following table sets forth for the five most recent full years and for the current year the high and low closing prices of our common shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	High	Low
	(in S/.)
2010	7.21	2.90
2011	6.90	4.60
2012	9.70	6.30
2013	12.79	9.76
2014	12.30	6.90
The following table sets forth for each quarter of the two most recent years and for the current year the high and low closing prices and average daily trading volume of our common shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	High	Low	Average Daily Trading Volume
	(in S/.)
2013:
First quarter	11.85	9.76	242,370
Second quarter	12.79	10.50	264,746
Third quarter	12.25	10.80	269,021
Fourth quarter	12.30	10.40	294,719
2014:
First quarter	12.30	9.65	295,868
Second quarter	10.15	9.00	276,751
Third quarter	10.15	8.75	282,676
Fourth quarter	8.60	6.90	277,865
2015:
First quarter	7.30	4.80	156,468

The following table sets forth for each of the most recent six months the high and low closing prices of our common shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	High	Low
	(in S/.)
2014:
October	8.60	7.70
November	7.90	7.20
December	7.55	6.90
2015:
January	7.30	6.00
February	6.51	5.61
March	5.64	4.80
April (through April 27)	5.3	4.61

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are traded on the Lima Stock Exchange and our ADSs are traded on the New York Stock Exchange.

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of December 31, 2014, there were 275 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation. As of December 31, 2014, Lima Stock Exchange had a share capital of S/.59,715,840, divided into 56,405,407 class “A” shares and 3,310,433 class “B” shares of par value S/.1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2014, the Lima Stock Exchange had 123 class “A” shareholders and 69 class “B” shareholders.

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

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	2010	2011	2012	2013	2014
Market capitalization (in millions of nuevos soles)(1)	451,796	327,823	391,181	337,226	360,960
Volume (in millions of nuevos soles)	19,013	21,587	19,951	16,124	17,301
Average daily trading volume (in millions of nuevos soles)	76	86	79	64	69

(1)	End-of-period figures for trading on the Lima Stock Exchange.

The stock market capitalization of companies listed on the Lima Stock Exchange was US$120.8 billion at the end of 2014, compared to US$160.9 billion, US$121.6 billion, US$153.4 billion and US$120.7 billion at the end of 2010, 2011, 2012 and 2013, respectively.

Total market volume in 2014 was US$ 5.8 billion, reflecting a 3.57% decrease compared with 2013. Equity market volume, which represented 66.5% of total market volume, ended the year at US$3.8 billion, 6.16% less than the previous year. The repo market, which represented 15.2% of total market volume, reported volume of US$878 million in 2014, reflecting a decrease of 7.5%.

The total number of operations in the market in 2014 decreased by 15.9%, closing the year at 161,778 operations. The number of operations in the equity market in 2014 declined by 17.6% amounting to 147,883 operations.

The General Index of the Lima Stock Exchange (Índice General de la Bolsa de Valores de Lima) increased, in U.S. dollars terms, 65.0% in 2010, reaching 23,374 points as of December 31, 2010, the highest value over the past four years. In 2011, the index reported losses amounting to 16.7%, while 2012 registered an increase of 5.9%. In 2013, it reached 15,753 points, decreasing 23.6% compared to 2012. In 2014, it reached 14,794 points, decreasing 6.1% compared to 2013.

Regulation of the Peruvian Securities Market

The regulatory framework for the Peruvian securities market is established in the Securities Market Law approved by Legislative Decree No. 861, whose unified sole text was enacted by Supreme Decree No. 093-2002-EF, as amended (Ley del Mercado de Valores), and the resolutions issued from time to time by the Peruvian Securities Commission. The purpose of the Securities Market Law is to promote the ordered development and transparency of the securities markets, adequate protection for investors and the principles under which the Peruvian securities market is intended to operate. The Securities Market Law contains the general rules for: (i) primary and secondary public offerings of securities; (ii) public offering of securities for acquisitions; (iii) local and international offerings, including simultaneous offerings; (iv) the Public Registry of Securities (the Registro Público del Mercado de Valores); (v) reporting obligations of material information ( hechos de importancia ) by the issuers of securities recorded in the Public Registry of Securities and by the entities that are subject to the regulation and supervision of the Peruvian Securities Commission; (vi) the enforcement of insider trading; (vii) privileged information and confidentiality regulations and prohibitions against price manipulation, (viii) the broker-dealers; (ix) the Lima Stock Exchange; (x) CAVALI (the settlement and registry entity for transactions executed on the Lima Stock Exchange); (xi) other entities that are required to be registered at the Public Registry of Securities; (xii) capital market instruments and operations, including securitizations; and (xiii) mutual funds and investments funds publicly placed and their respective management companies.

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

Not applicable.

B.	Memorandum and Articles of Association

Set forth below is certain information relating to our share capital, including brief summaries of certain material provisions of our bylaws, Peruvian Corporate Law and certain other laws and regulations of Peru, all as in effect as of the date hereof.

General

We are a publicly-held corporation under Peruvian Corporate Law and registered with the Public Registry of Corporations in Lima. We are listed on the Lima Stock Exchange and the New York Stock Exchange.

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

Common Shares and ADSs

As of December 31, 2014, we had 660,053,790 common shares outstanding. As of December 31, 2014, there were 1,854 owners of record of our common shares. Our common shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange. Our ADSs are listed on the New York Stock Exchange.

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

Furthermore, the Peruvian Corporate Law forbids publicly-held corporations, such as us, from including in their by-laws stipulations limiting the transfer of their shares or restraining their trading in other ways. According to Article 18 of our by-laws, we cannot recognize a shareholders’ agreement that contemplates limitations, restrictions or preferential rights on the transfer of shares, even if such an agreement is recorded in our stock ledger ( matrícula de acciones ) or in CAVALI. As of the date of this annual report, no shareholders’ agreement is recorded in our stock ledger.

Arbitration

Our by-laws include an arbitration clause applicable to disputes arising from the interpretation of our bylaws or Peruvian Corporate Law and their complementary provisions, among our company, our management and our shareholders. Any such arbitration will be subject to the regulations of the Arbritration Center of the Lima Chamber of Commerce. The material terms of the arbitration clause are as follows:

●	any dispute, controversy or claim arising out of the performance and the interpretation of the by-laws and any action or remedy set forth in the Peruvian Corporate Law (Ley General de Sociedades) among us, our current or former shareholders and/or our current or former management shall be settled by arbitration;

●	any dispute, controversy or claim between us and a third party shall be also settled by arbitration, if agreed upon by all parties either expressly or tacitly;

●	arbitrations shall be conducted before a panel of three arbitrators;

●	arbitrators shall consider only the applicable law for their award (arbitration in law and not arbitration in equity);

●	each party to a dispute shall appoint an arbitrator within 10 business days from receiving the notice of arbitration. The two selected arbitrators shall appoint the third arbitrator. If one of the parties fails to appoint its arbitrator within 10 business days, the Center of Arbitration of the Lima Chamber of Commerce shall appoint the arbitrator;

●	the rules of the Center of Arbitration of the Lima Chamber of Commerce shall apply to the arbitration; and

●	the arbitration clause is not applicable to the cases that must be submitted to the jurisdiction of the courts or of the Superintendencia del Mercado de Valores, such as when arbitration would present hardship to minority shareholders or when Peruvian law otherwise requires it.

The arbitration clause does not apply to claims based on violations of U.S. securities laws.

C.	Material Contracts

We do not have any material contracts other than contracts entered into in our ordinary course of business. For a description of our indebtedness and principal concessions or similar agreements, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness” and “Item 4. Information of the Company—Business Overview—Infrastructure—Oil and Gas Production.”

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

For purposes of Peruvian taxation:

●	individuals are residents of Peru, if they are Peruvian nationals who have established their place of residence in Peru or if they are foreign nationals with a permanence of 183 days in Peru in any 12-month period (in the latter case, the condition of Peruvian resident can only be acquired as of the 1st of January of the year following the fulfillment of residence conditions); and

●	legal entities are residents of Peru if they are established or incorporated in Peru.

Cash Dividends and Other Distributions

Cash dividends paid to Non-Peruvian Holders with respect to common shares and amounts distributed with respect to ADSs are currently subject to Peruvian withholding income tax at a rate of 6.8%. This same rate will apply to dividends distributed in 2016. For distributions occurring in 2017 and 2018, the applicable withholding rate will be 8%, whereas from 2019 the applicable withholding rate will be 9.3%. Nevertheless, a 4.1% withholding tax rate will apply on distributions of retained profits and other concepts distributable as dividends reflected in the accounting statements of 2014. As a general rule, the distribution of additional common shares representing profits, the distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to common shares, which are carried out as part of a pro rata distribution to all shareholders, will not be subject to Peruvian income tax or withholding taxes.

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

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or common shares. No stamp, transfer or similar tax applies to any transfer of common shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.021% of value sold), fees payable to the Peruvian Securities Commission (0.0135% of value sold), brokers’ fees (about 0.05% to 0.50% of value sold) and value added tax (at the rate of 18%) on commissions and fees. Any investor who sells its common shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the common shares.

United States Federal Income Tax Considerations

The following summary describes certain United States federal income tax consequences to a United States Holder (as defined below) of the purchase, ownership and disposition of our common shares and ADSs as of the date of this annual report. Except where noted, this summary deals only with common shares and ADSs held as capital assets (generally, property held for investment). As used herein, the term “United States Holder” means a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a trader in securities that has elected the mark-to-market method of accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our voting stock;

●	a partnership or other pass-through entity for United States federal income tax purposes; or

●	a person whose “functional currency” is not the U.S. dollar.

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

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access these materials.

As a foreign private issuer, we are required to file with the SEC annual reports on Form 20-F, but we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we intend to furnish our shareholders with quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. In addition, as a foreign issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers and directors will not be subject to Section 16 of the Exchange Act relating to insider short-swing profit disclosure and recovery regime.

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

Exchange Rate Risk

We are exposed to market risk associated with changes in foreign currency exchange rates. Our revenues and costs, and our assets and liabilities, are denominated in nuevos soles, U.S. dollars, Chilean pesos and, to a lesser extent, other currencies. In 2014, 37.1%, 55.5% and 7.3% of our revenues were denominated in nuevos soles, U.S. dollars and other currencies (principally Chilean pesos), respectively, while 70.1%, 22.7% and 7.2% of our cost of sales during the year were denominated in nuevos soles, U.S. dollars and other currencies. In addition, as of December 31, 2014, 46.7%, 46.7% and 6.6% of our total debt was denominated in nuevos soles, U.S. dollars and other currencies, respectively. If, at December 31, 2014, the nuevo sol had strengthened/weakened by 2% against the U.S. dollar, with all other variables remaining constant, or pre-tax profit for the year would have increased/decreased by S/.0.9 million.

Interest Rate Risk

We may from time to time incur variable interest rate indebtedness, and accordingly our financial expenses are affected by changes in interest rates. Based upon our indebtedness at December 31, 2014, and taking into account our interest rate derivative instruments, a change in interest rates of one percent (or 100 basis points) would impact our net profit by S/.12.5 million annually. This sensitivity analysis does not take into account indebtedness that we incur subsequent to December 31, 2014.

Commodity Price Risk

We are exposed to market risk associated with changes in commodity prices, primarily for oil, steel and cement, which in aggregate represented a majority of our total input cost in 2014. We do not have long-term contracts for the supply of these key inputs. Based upon our consumption of these inputs during 2014, a 10% increase/decrease in the prices of each of oil, steel and cement would have increased/decreased our costs of sales by S/.110.9 million, S/.37.3 million and S/.2.1 million, respectively. However, based on our production of oil during 2014, a 10% increase/decrease in the price of oil would have increased/decreased our revenues by S/.128.3 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

General

JPMorgan Chase Bank, N.A., as depositary, has issued ADSs. Each ADS represents an ownership interest in five common shares deposited with the custodian, Citibank del Perú S.A., as agent of the depositary, under the deposit agreement among us, the depositary and you as an ADS holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In this description, references to ADRs, shall include the statements you will receive which reflect your ownership of ADSs.

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

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Peruvian law governs shareholder rights. ADR holders have no direct ownership interest in our common shares and only have such rights as specified in the deposit agreement. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee are actually the registered owner of the common shares, you must rely on the depositary or its nominee to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by the law of the State of New York. However, our obligations to the holders of common shares represented by the ADSs are governed by the laws of Peru, which may be different from the law of the State of New York.

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

Rights to Receive Additional Common Shares. In the case of a distribution of rights to subscribe for additional common shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. If we do not furnish such evidence, the depositary may:

●	sell such rights if practicable and distribute the net proceeds in the same manner as cash distributions to the ADR holders entitled thereto; or

●	if the sale of such rights cannot practicably be accomplished by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

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

The depositary may only restrict the withdrawal of deposited securities in connection with:

●	temporary delays caused by closing our transfer books or those of the depositary or the deposit of common shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

●	the payment of fees, taxes and similar charges; or

●	compliance with any Peruvian, U.S. or other foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

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

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be) to:

●	receive any distribution on or in respect of common shares;

●	give instructions for the exercise of voting rights at a meeting of holders of common shares;

●	pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

●	receive any notice or to act in respect of any other matter, in each case, subject to the provisions of the deposit agreement.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing common shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

●	a fee of US$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

●	a fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the common shares or other deposited securities, the sale of securities, the delivery of deposited securities or otherwise in connection with the depositary’s or the custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	a fee for the distribution or sale of securities pursuant to paragraph 10 of the deposit agreement, such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

●	stock transfer or other taxes and other governmental charges;

●	cable and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of common shares;

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

●	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The amounts of reimbursements available to us are not based upon the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting on their behalf. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing

During 2014, the depositary reimbursed us for expenses in an aggregate amount of US$513,263.37.

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

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

●	amend the form of ADR;

●	distribute additional or amended ADRs;

●	distribute cash, securities or other property it has received in connection with such actions;

●	sell any securities or property received and distribute the proceeds as cash; or

●	none of the above.

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

Limitations on Obligations and Liability to ADR Holders

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or the custodian may require:

●	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of common shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

●	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

●	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

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

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

●	any present or future law, rule, regulation, fiat, order or decree of the United States, Peru or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

●	it exercises or fails to exercise discretion under the deposit agreement or the ADRs issued thereunder including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

●	it performs its obligations under the deposit agreement and ADRs issued thereunder without gross negligence, bad faith or willful misconduct;

●	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting common shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

●	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed presented or given by the proper party or parties.

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

Pre-Release of ADSs

In its capacity as depositary, the depositary shall not lend common shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of common shares and (ii) deliver common shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which common shares may not have been received (each such transaction a “prerelease”). The depositary may receive ADSs in lieu of common shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive common shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or common shares are to be delivered (1) represents that at the time of the pre-release the applicant or its customer owns the common shares or ADSs that are to be delivered by the applicant under such pre-release, (2) agrees to indicate the depositary as owner of such common shares or ADSs in its records and to hold such common shares or ADSs in trust for the depositary until such common shares or ADSs are delivered to the depositary or the custodian, (3) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such common shares or ADSs, and (4) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and common shares involved in such pre-release at any one time to 30% of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and common shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

●	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs; and

●	appoint the depositary as its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

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

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

On July 23 and 24, 2013, the Registration Statements on Form F-1 (File No. 333-189067) filed by us with the SEC covering the initial public offering in the United States of up to 22,465,117 ADSs, representing 112,325,585 common shares, were declared effective. On July 29, 2013, we completed our initial public offering in the United States by issuing 20,353,920 ADSs, representing 101,769,600 common shares (including partial exercise of the underwriters’ over-allotment option on August 23, 2013) for cash consideration of US$21.13 per ADS, through a syndicate of underwriters led by Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and BTG Pactual S.A. – Cayman Branch, as joint book-running managers. BBVA Banco Continental, BCP Capital Financial Services S.A. and Banco Internacional del Perú – Interbank acted as co-managers.

We received approximately US$411.3 million in net proceeds from our initial public offering of ADSs in the United States. From these net proceeds, approximately US$346.0 million has, consistent with our disclosure in the Registration Statement, been used as follows: in the Infrastructure segment, the purchase of trains for Line 1 of the Lima Metro (US$178.4 million), the purchase of an additional stake of Norvial (US$18.6 million), the purchase of an additional stake in TGP (US$20 million), an investment in COGA (US$ 25.3 million), and the initial equity investment in Via Expresa Sur (US$10 million); in the Real Estate segment, the purchase of land (US$15.2 million); and in the E&C segment the acquisition of Morelco in Colombia (US$78.5 million).

We expect to use the remaining net proceeds from the offering for capital expenditures, including potential investments and acquisitions, and other general corporate purposes in our business segments, in order to take advantage of growth opportunities that we foresee in our markets.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, our disclosure controls and procedures were effective at a reasonable assurance level.

We acquired Coasin and Morelco in March and December 2014, respectively. Management excluded Coasin and Morelco’s disclosure controls and procedures from its evaluation of our disclosure controls and procedures as of December 31, 2014. As of December 31, 2014, Morelco had total assets of S/.440.6 million and for the year ended December 31, 2014 reported revenues of approximately S/.693.1 million, which revenue amounts were not included in the consolidated financial statements of the Company prior to the acquisition. As of December 31, 2014, Coasin had total assets of S/.23.3 million and for the year ended December 31, 2014 reported revenues of approximately S/.68.7 million, which revenue amounts were not included in the consolidated financial statements of the Company prior to the acquisition.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company as such term is defined by Exchange Act rules 13(a)-15(f) and 15(d)-15(f). In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the 1992 criteria in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Additionally, because we acquired Morelco in December 2014, our evaluation of the effectiveness of internal controls over financial reporting does not include Morelco.

We acquired Coasin and Morelco in March and December 2014, respectively. Management excluded Coasin and Morelco’s internal controls over financial reporting from its evaluation of our internal controls over financial reporting as of December 31, 2014. As of December 31, 2014, Morelco had total assets of S/.440.6 million and for the year ended December 31, 2014 reported revenues of approximately S/.693.1 million, which revenue amounts were not included in the consolidated financial statements of the Company prior to the acquisition. As of December 31, 2014, Coasin had total assets of S/.23.3 million and for the year ended December 31, 2014 reported revenues of approximately S/.68.7 million, which revenue amounts were not included in the consolidated financial statements of the Company prior to the acquisition.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2014, based on the 1992 criteria in Internal Control-Integrated Framework, issued by the COSO.

C.	Attestation Report of the Registered Public Accounting Firm

Gaveglio, Aparicio y Asociados S.C. de R.L., a member of PricewaterhouseCoopers, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this annual report on Form 20-F, has issued an attestation report on management’s assessment of our internal control over financial reporting. Pursuant to applicable SEC rules, this annual report does not include an attestation report of the Company’s registered public accounting firm.

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

If we make any substantive amendment to the code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in our website or in our next Form 20-F to be filed with the SEC. During the year ended December 31, 2014, no such amendment was made or waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to the company by our independent registered public accounting firm, Gaveglio, Aparicio y Asociados S.C. de R.L., a member of PricewaterhouseCoopers, responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2013 and 2014.

	Year Ended December 31,
	2013	2014
	(in thousands of S/.)
Audit fees	2,437.9	4,273.7
Audit-related fees	3,110.2	307.3
Tax fees	446.0	393.0
All other fees	1,964.5	2,235.3

Total fees	7,958.6	7,209.3

Audit fees in the above table are the aggregate fees billed and billable by our independent auditors in connection with the audit of our annual consolidated financial statements and review of our internal controls.

Audit – related fees in 2014 correspond to review of IFRS adoption and its disclosure in the annual report.

Tax fees in the above table are fees billed relating to tax compliance services.

All other fees in 2014 primarily correspond to consultancy in respect of transfer pricing, consultancy in elaboration of acquisition agreements, assistance before SUNAT’s (Peruvian Tax Authorities) audit findings, tax consultancy, among others.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

See our consolidated financial statements beginning at page F-1 of this annual report. See also Oil and Gas Supplementary Schedules beginning on page S-1.

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

Exhibit Number	Description
1.01*	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02**	Form of Deposit Agreement among the Registrant, JP Morgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.01***	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.02***	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated herein by reference to exhibit 1.01 of the registrant’s Form 20-F (File No. 333-172855) filed with the SEC on April 30, 2014.

**	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.

***	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

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

Date: April 30, 2015

(All amounts expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

S/.   =   New Peruvian Sol

US$  =  United States dollar

Report of Independent Registered Public Accounting Firm

April 30, 2015

To Graña y Montero S.A.A. Board of Directors and Shareholders:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of comprehensive income, of shareholder´s equity and cash flows present fairly, in all material respects, the financial position of Graña y Montero S.A.A. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B of the Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits, which was an integrated audit in 2014. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Annual Report to Shareholders under Item 15B, Management has excluded Morelco S.A.S and Coasin Instalaciones Ltda. from its assessment of internal control over financial reporting as of December 31, 2014 because they were acquired by the Company in a purchase business combination during 2014. We have also excluded Morelco S.A.S. and Coasin Instalaciones Ltda. from our audit of internal control over financial reporting. Morelco S.A.S. and Coasin Instalaciones Ltda. are indirect subsidiaries whose total assets and total revenues represent 5.9% and 0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2014.

Countersigned by,

/s/ Hernán Aparicio P.	(partner)
Hernán Aparicio P. Peruvian Certified Public Accountant RegistrationNo.01-020944

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
		As of December 31,
	Note	2013	2014

Current assets
Cash and cash equivalents	8	959,415	818,402
Financial asset at fair value through profit or loss		-	7,105
Trade accounts receivables	10	521,872	1,109,209
Unbilled work in progress	11	971,743	1,152,790
Accounts receivable from related parties	12	87,328	99,061
Other accounts receivable	13	553,218	579,654
Inventories	14	762,797	833,570
Prepaid expenses		25,687	26,444
Non-current assets classified as held for sale	16	21,473	9,513

Total current assets		3,903,533	4,635,748

Non-current assets
Long-term trade accounts receivable	10	591,917	579,956
Long-term unbilled work in progress	11	-	35,971
Prepaid expenses		-	9,478
Other long-term accounts receivable	13	38,151	44,553
Available-for-sale financial assets	9	88,333	93,144
Investments in associates and joint ventures	15	87,967	229,563
Investment property		36,945	36,244
Property, plant and equipment	16	952,906	1,148,651
Intangible assets	17	480,885	780,784
Deferred income tax asset	23	135,521	135,807

Total non-current assets		2,412,625	3,094,151

Total assets		6,316,158	7,729,899

LIABILITIES AND EQUITY
		As of December 31,
	Note	2013	2014

Current liabilities
Borrowings	18	486,119	1,425,455
Trade accounts payable	19	991,397	1,178,849
Accounts payable to related parties	12	25,585	83,027
Current income tax		66,645	89,615
Other accounts payable	20	837,683	1,007,743
Provisions	21	8,895	11,441

Total current liabilities		2,416,324	3,796,130

Non-current liabilities
Borrowings	18	309,703	326,124
Long-term trade accounts payable	19	2,157	3,779
Other long-term accounts payable	20	205,396	294,886
Provisions	21	43,418	46,904
Derivative financial instruments	7	3,911	2,999
Deferred income tax liability	23	138,554	79,155

Total non-current liabilities		703,139	753,847

Total liabilities		3,119,463	4,549,977

Equity	22
Capital		660,054	660,054
Legal reserve		111,657	132,011
Share Premium		1,027,533	899,311
Other reserves		18,423	(113,895)
Retained earnings		947,766	1,113,697

Equity attributable to controlling interest in the Company		2,765,433	2,691,178
Non-controlling interest		431,262	488,744

Total equity		3,196,695	3,179,922

Total liabilities and equity		6,316,158	7,729,899

The accompanying notes on pages 8 to 110 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31,
	Note	2012	2013	2014

Revenues from construction activities		3,341,539	3,820,393	4,749,159
Revenues from services provided		1,536,275	1,748,127	1,912,646
Revenue from real estate and sale of goods		354,071	398,980	346,875

		5,231,885	5,967,500	7,008,680

Cost of construction activities		(2,969,687)	(3,354,420)	(4,336,388)
Cost of services provided		(1,335,092)	(1,349,850)	(1,489,573)
Cost of real estate and goods sold		(215,040)	(259,108)	(231,150)

	25	(4,519,819)	(4,963,378)	(6,057,111)

Gross profit		712,066	1,004,122	951,569

Administrative expenses	25	(257,180)	(361,792)	(421,367)
Other income and expenses	27	75,619	25,302	15,136
Profit from the sale of investments	15	-	5,722	-

Operating profit		530,505	673,354	545,338

Financial expenses	26	(68,129)	(152,802)	(102,816)
Financial income	26	57,846	40,353	11,462
Share of the profit or loss in associates and joint ventures under the equity method of accounting	15	604	33,562	53,445

Profit before income tax		520,826	594,467	507,429
Income tax	28	(154,575)	(182,323)	(146,196)

Profit for the year		366,251	412,144	361,233

Profit attributable to:
Owners of the Company		289,954	320,016	299,744
Non-controlling interest		76,297	92,128	61,489

		366,251	412,144	361,233

Earnings per share from continuing operations attributable to owners of the Company during the year	33	0.519	0.533	0.454

The accompanying notes on pages 8 to 110 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2012	2013	2014
Profit for the year		366,251	412,144	361,233

Other comprehensive income:
Items that will not be reclassified to profit or loss

Remeasurement of actuarial gains and losses, net of tax	29	(3,678)	(6,121)	(1,777)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	29	(2,369)	3,733	568
Foreign currency translation adjustment, net of tax		(2,019)	(1,071)	(21,040)
Change in value of available-for-sale financial assets, net of tax	9	-	19,060	4,649
Exchange difference from net investment in a foreign operation, net of tax	29	-	-	(12,794)

		(4,388)	21,722	(28,617)

Other comprenhensive income for the year, net of tax		(8,066)	15,601	(30,394)

Total comprehensive income for the year		358,185	427,745	330,839

Comprehensive income attributable to:
Owners of the Company		282,870	337,564	277,913
Non-controlling interest		75,315	90,181	52,926

		358,185	427,745	330,839

The accompanying notes on pages 8 to 110 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Attributable to the controlling interests of the Company
	Number of shares In thousands	Capital	Legal reserve	Premium for issuance of shares	Other reserves	Retained earnings	Total	Non-controlling interest	Total
	In thousands
Balances as of January 1, 2012	558,284	390,488	78,104	4,880	(310)	715,860	1,189,022	264,064	1,453,086

Profit for the year	-	-	-	-	-	289,954	289,954	76,297	366,251
Cash flow hedge	-	-	-	-	(2,251)	-	(2,251)	(118)	(2,369)
Adjustment for actuarial gains and losses	-	-	-	-	-	(3,678)	(3,678)	-	(3,678)
Foreign currency translation adjustment	-	-	-	-	(1,155)	-	(1,155)	(864)	(2,019)

Comprehensive income of the year	-	-	-	-	(3,406)	286,276	282,870	75,315	358,185

Transactions with shareholders:
- Transfer to legal reserve	-	-	28,907	-	-	(28,907)	-	-	-
- Dividend distribution (Note 32 and 34 g)	-	-	-	-	-	(86,723)	(86,723)	(37,512)	(124,235)
- Capitalization	-	167,485	-	-	-	(167,485)	-	-	-
- Subsidiaries constitution	-	-	-	-	-	-	-	5,750	5,750
- Purchase of subsidiaries (Note 31 d-e)	-	-	-	-	-	-	-	48,055	48,055
- Debt capitalization (Note 34 f)	-	-	-	-	-	-	-	12,232	12,232
- Contributions of non-controlling shareholders (Note 34 d)	-	-	-	-	-	-	-	26,096	26,096
- Acquisition of non-controlling interest in Survial S.A. (Note 34 a)	-	-	-	364	-	-	364	(4,757)	(4,393)
- Sale to non-controlling interest in GyM S.A. and Concar S.A. (Note 34 b)	-	-	-	291	-	-	291	902	1,193
- Sale and purchase of treasury shares	-	140	-	1,292	-	-	1,432	-	1,432
- Others	-	171	-	(171)	-	4,951	4,951	889	5,840

Total transactions with shareholders	-	167,796	28,907	1,776	-	(278,164)	(79,685)	51,655	(28,030)

Balances as of December 31, 2012	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	391,034	1,783,241

Balances as of January 1, 2013	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	391,034	1,783,241

Profit for the year	-	-	-	-	-	320,016	320,016	92,128	412,144
Cash flow hedge	-	-	-	-	3,546	-	3,546	187	3,733
Adjustment for actuarial gains and losses	-	-	-	-	-	(4,591)	(4,591)	(1,530)	(6,121)
Foreign currency translation adjustment	-	-	-	-	(467)	-	(467)	(604)	(1,071)
Change in value of available-for-sale financial assets	-	-	-	-	19,060	-	19,060	-	19,060

Comprehensive income of the year	-	-	-	-	22,139	315,425	337,564	90,181	427,745

Transactions with shareholders:
- Transfer to legal reserve	-	-	4,646	-	-	(4,646)	-	-	-
- Dividend distribution (Note 32 and 34 g)	-	-	-	-	-	(86,985)	(86,985)	(51,794)	(138,779)
- Issuance of shares (Note 22 c)	101,770	101,770	-	1,055,488	-	-	1,157,258	-	1,157,258
- Contributions of non-controlling shareholders (Note 34 d)	-	-	-	-	-	-	-	34,774	34,774
- Additional acquisition of non-controlling (Note 34 a)	-	-	-	(34,611)	-	-	(34,611)	(29,257)	(63,868)
- Deconsolidation of former subsidiaries (Note 34 e)	-	-	-	-	-	-	-	(19,377)	(19,377)
- Purchase of subsidiaries (Note 31 c)	-	-	-	-	-	-	-	15,701	15,701

Total transactions with shareholders	101,770	101,770	4,646	1,020,877	-	(91,631)	1,035,662	(49,953)	985,709

Balances as of December 31, 2013	660,054	660,054	111,657	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695

Balances as of January 1, 2014	660,054	660,054	111,657	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695

Profit for the year	-	-	-	-	-	299,744	299,744	61,489	361,233
Cash flow hedge	-	-	-	-	540	-	540	28	568
Adjustment for actuarial gains and losses	-	-	-	-	-	(1,332)	(1,332)	(445)	(1,777)
Foreign currency translation adjustment	-	-	-	-	(13,086)	-	(13,086)	(7,954)	(21,040)
Change in value of available-for-sale financial assets	-	-	-	-	4,649	-	4,649	-	4,649
Exchange difference from net investment in a foreign operation	-	-	-	-	(12,602)	-	(12,602)	(192)	(12,794)

Comprehensive income of the year	-	-	-	-	(20,499)	298,412	277,913	52,926	330,839

Transactions with shareholders:
- Transfer to legal reserve	-	-	20,354	-	-	(20,354)	-	-	-
- Dividend distribution (Note 32 and 34 g)	-	-	-	-	-	(112,127)	(112,127)	(68,062)	(180,189)
- Contributions of non-controlling shareholders (Note 34 d)	-	-	-	-	-	-	-	47,376	47,376
- Additional acquisition of non-controlling (Note 34 a)	-	-	-	(128,222)	-	-	(128,222)	(50,109)	(178,331)
- Sale to non-controlling interest in GyM Chile Spa (Note 34 b)	-	-	-	-	-	-	-	1,627	1,627
- Deconsolidation of subsidiaries (Note 34 e)	-	-	-	-	-	-	-	2,284	2,284
- Put option liability from acquisition of non-controlling (Note 20)	-	-	-	-	(111,819)	-	(111,819)	(2,010)	(113,829)
- Purchase of subsidiaries (Note 31 a-b)	-	-	-	-	-	-	-	73,450	73,450

Total transactions with shareholders	-	-	20,354	(128,222)	(111,819)	(132,481)	(352,168)	4,556	(347,612)

Balances as of December 31, 2014	660,054	660,054	132,011	899,311	(113,895)	1,113,697	2,691,178	488,744	3,179,922

The accompanying notes on pages 8 to 110 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended December 31,
	Note	2012	2013	2014
OPERATING ACTIVITIES
Profit before income tax		520,826	594,467	507,429
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	16	173,018	181,479	185,309
Amortization of other assets	17	71,485	78,387	74,730
Impairment of inventory	14	10,981	2,239	62
Impairment of accounts receivable	10	2,707	110	71
Impairment of property, machinery and equipment		-	-	2,415
Impairment of other assets		-	774	14,170
Recovery of impairment of inventory		-	-	(1,169)
Provisions	21	-	15,084	6,559
Share of the profit and loss in associates under the equity method of accounting	15 a-b	(604)	(33,562)	(53,445)
Reversal of provisions	27	(67,556)	(14,556)	(9,394)
Profit on sale of property, plant and equipment	16	(1,261)	(734)	(4,845)
Profit on sale of investments in associates	15 a	-	(5,722)	-
Net variations in assets and liabilities:
Decrease in trade accounts receivable		(49,897)	(783,965)	(594,993)
Increase (decrease) in other accounts receivable		(346,429)	(33,606)	32,159
Decrease in other accounts receivable from related parties		(24,451)	(34,089)	(15,291)
Decrease in inventories		(197,802)	(21,071)	(51,489)
Increase (decrease) in pre-paid expenses and other assets		21,644	(539)	(8,634)
Increase in trade accounts payable		224,935	56,836	82,051
Increase (decrease) in other accounts payable		373,637	(145,379)	(19,731)
Increase (decrease) in other accounts payable to related parties		23,069	(14,677)	58,342
Decrease in other provisions		(3,759)	(16,269)	(7,208)
Payments related to Norvial Concession		(28,406)	(2,329)	(82,698)
Payment of income tax		(159,408)	(190,556)	(154,878)

Net cash provided by (applied to) operating activities		542,729	(367,678)	(40,478)

INVESTING ACTIVITIES
Sale of investment in associates		-	6,800	-
Sale of available-for-sale investment		342	-	-
Sale of property, plant and equipment		23,471	15,861	42,968
Dividends received	15 - a,b	2,057	4,688	36,718
Payment for purchase of available-for-sale investment		-	(56,100)	-
Payment for purchase of investments properties		(956)	(2,974)	(1,450)
Payments for intangible purchase		(10,851)	(22,375)	(60,846)
Payments for purchase and contributions on investment in associate and joint ventures	15 - a,b	-	-	(129,859)
Direct cash outflow from acquisition of subsidiaries	31	(133,648)	(88,342)	(167,921)
Payments for property, plant and equipment purchase		(280,402)	(197,553)	(265,567)

Net cash applied to investing activities		(399,987)	(339,995)	(545,957)

FINANCING ACTIVITIES
Loans received		610,399	1,351,964	2,852,271
Amortization of loans received		(490,398)	(1,378,359)	(2,053,422)
Interest payment		(46,659)	(61,013)	(46,411)
Dividends paid to owners of the parent		(86,723)	(86,986)	(112,127)
Dividends paid to non-controlling interest		(37,512)	(51,794)	(63,990)
Cash received from non-controlling shareholders	34-d	26,096	34,774	47,376
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(3,200)	(63,868)	(175,824)
Capital contribution		5,750	-	-
Issuance of shares, net of related expenses		-	1,147,418	-
Repurchase of shares		1,432	-	-

Net cash (applied to) provided by financing activities		(20,815)	892,136	447,873

Net increase (net decrease) in cash		121,927	184,463	(138,562)
Cash decrease in deconsolidation		-	(5,162)	(2,451)
Cash and cash equivalents at the beginning of the year		658,187	780,114	959,415

Cash and cash equivalents at the end of the year		780,114	959,415	818,402

NON-CASH TRANSACTIONS:
Capitalization of retained earnings		167,485	-	-
Debt capitalization		12,232	7,989	-
Acquisition of assets through finance leases		123,815	43,812	163,399
Net assets transferred for acquisition to Stracon GyM		24,994	-	-
Adjustment for deconsolidation of former subsidiaries			(19,943)	2,284
Change in fair vaue of available-for-sale financial asset		-	19,060	4,649
Account payable - acquisition of Morelco		-	-	45,684
Put option liability from acquisition of non-controlling		-	-	113,829

The accompanying notes on pages 8 to 110 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

(All amounts expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2013 AND 2014

1	GENERAL INFORMATION

a)	Incorporation and operations -

Graña y Montero S.A.A. (hereinafter indistinctly the Company or the Parent) was established in Peru on August 12, 1996 as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la República 4675, Surquillo Lima, Peru and it is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group’s companies.

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

As a consequence in July and August 2013, the Company issued 101,769,600 new common shares, equivalent to 20,353,920 ADS in two tranches, with a unit price of US$21.13, resulting total proceeds of US$430,078, equivalent to S/.1,195,793 before issuance related costs.

The total outstanding common shares as of the date of the financial statements are 660,053,790 shares listed in the Lima Stock Exchange, from that 253,635,480 shares are represented in ADS in the NYSE.

The excess of the total proceeds obtained by this transaction in comparison with the nominal value of the shares amounted to S/.1,055,488 (net of commissions, other related costs and tax effects for that amounted to S/.38,535) recorded as share premium in the consolidated statement of financial position (Note 22).

c)	Authorization for issue of the financial statements -

The consolidated financial statements for the year ended December 31, 2014 have been prepared and authorized by Management on January 29, 2015, which will submit them for the consideration of the Board and Annual Shareholders’ Meeting to be held within the term established by Peruvian law. Management expects that the financial statements as of December 31, 2014 will be approved by the Board of Directors’ and the General Shareholders’ Meetings with no changes.

(All amounts expressed in thousands of S/. unless otherwise stated)

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

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments, financial assets at fair value through profit and loss and available-for-sale financial assets which are measured at fair value. The financial statements are presented in thousands of New Peruvian Soles, unless otherwise stated.

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

If the business combination is achieved in stages, the carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss.

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

(All amounts expressed in thousands of S/. unless otherwise stated)

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss as a bargain purchase at the time of acquisition.

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

b)	Changes in ownership interests in subsidiaries without change of control -

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions - that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interest, are also recorded in equity at the time of disposal.

c)	Disposal of subsidiaries -

When the Group ceases to have control over a subsidiary any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss at such date. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amount previously recognized in other comprehensive income is reclassified to profit or loss.

d)	Joint arrangements -

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to have both joint ventures as well as joint operations.

Joint ventures are accounted for using the equity method (par.e below). Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

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

Joint operation is a joint arrangement whereby the parties that have joint control of the arrangement, have rights to the assets, and obligations for the liabilities, relating to the arrangement. Each party recognizes its assets, liabilities, revenue and expenses and its share of any asset and liability jointly held and of any revenue or expense arisen from the joint operation.

(All amounts expressed in thousands of S/. unless otherwise stated)

e)	Associates -

Associates are all entities over which the Group has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the post-acquisition profits or losses. The Group’s investment in associates includes goodwill identified on acquisition.

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

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit or loss in associates and joint ventures under the equity method of accounting’ in the income statement.

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

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in New Peruvian Soles, which is the Company’s functional currency and the Group’s presentation currency. All subsidiaries, joint arrangements and associates use the New Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

(All amounts expressed in thousands of S/. unless otherwise stated)

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

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows:

i)	assets and liabilities for each statement of the financial position presented are translated using the closing rate at the date of the statement of financial position;
ii)	income and expenses for each income statement are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the rate on the date of the transaction);
iii)	capital is translated by using the historical exchange rate for each capital contribution made; and
iv)	all resulting exchange differences are recognized as separate components in other comprehensive income.

Goodwill and fair value adjustments arising because of the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences arising are recognized in other comprehensive income.

Exchange differences arising on loans from the Parent to its subsidiaries in foreign currencies are recognized in the separate financial statements of the Parent and individual financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are subsequently re-classified in the income statement on the disposal of the subsidiary; to the extent such loans qualifying as part of the “net investment of the foreign operation”.

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

(All amounts expressed in thousands of S/. unless otherwise stated)

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

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, financial assets held-to-maturity, loans and account receivables and financial assets available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. As of the date of the financial statements, the Group has classified its financial assets in the following three categories:

a)	Financial assets at fair value through profit or loss—

Financial assets at fair value through profit or loss are non-derivatives that are designated by the Group as at fair value upon initial recognition and are held-for-trading. They are included in current assets. The changes in their fair value are recognized in “Other income and expenses” in the income statement.

b)	Loans and accounts receivable –

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those which maturity is greater than 12 months after the statement of financial position. These are classified as non-current assets. The Group’s loans and receivables comprise ‘trade accounts receivables’, ‘accounts receivable from related parties’, ‘other accounts receivable’, ‘unbilled work in progress’ and ‘cash and cash equivalents’.

c)	Available-for-sale financial assets -

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless Management intends to dispose of them within 12 months of the date of the statement of financial position.

(All amounts expressed in thousands of S/. unless otherwise stated)

2.7.2	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘Other income and expenses’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the group’s right to receive payments is established.

Changes in the fair value of monetary securities classified as available for sale are recognised in other comprehensive income, When a financial asset classified as available for sale is sold or impaired, the accumulated fair value adjustments recognised in equity are recycled to the income statement.

Dividends on available-for-sale equity instruments are recognized in the income statement as part of “other income” when the Group’s right to receive payments is established.

2.8	Offsetting financial instruments

Financial assets and liabilities are offset and its net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

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

(All amounts expressed in thousands of S/. unless otherwise stated)

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

b)	Assets classified as available-for-sale -

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets available for sale is impaired.

For debt securities, if any such evidence exist the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognized in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated income statement.

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in profit or loss. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

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

The fair values of various derivative instruments used for hedging purposes and changes in the account reserves for hedging in equity are disclosed in Note 7. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity period of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity period of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

Cash flow hedge -

The effective portion of changes in the fair value of derivatives that are designated and qualify as fair value hedges is recognized as other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

(All amounts expressed in thousands of S/. unless otherwise stated)

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecasted sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement as ‘Financial income or expenses’. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains or losses previously deferred in equity are transferred from equity and are included in the initial measurement of the cost of the non-financial asset. The deferred amounts are ultimately recognized in cost of goods sold in the case of inventory or in depreciation in the case of fixed assets. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within ‘other (losses) gains- net’.

2.11	Trade receivables

Trade receivables are amounts due from customers for goods or services sold by the Company’s subsidiaries. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment.

2.12	Unbilled work in progress

Unbilled work in progress comprises the estimation made by the Management of the Engineering and Construction segment related to the unbilled rights receivable for services rendered and not yet approved by the client (valuation based on the percentage of completion).

It also includes the balance of work in progress costs incurred that relates to future activities of the construction contracts (see Note 2.26 for detail on Revenue from construction activities)

2.13	Inventories

Inventory mainly includes land, work in progress and finished property which is assigned to the real- estate activity. It also includes material used in the construction activity. Goods and supplies correspond to goods that the Group trades as part of its IT segment. Materials and supplies used in construction activities and IT equipment are determined under the weighted average cost method.

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

Materials and other supplies are not written down below cost if the finished products in which they will be incorporated are expected to generate margin. When a decline in the price of materials indicates that the cost of the finished products exceeds net their realizable value, the materials are written down to their replacement cost.

(All amounts expressed in thousands of S/. unless otherwise stated)

2.14	Investment properties

Investment properties are shown at cost less accumulated depreciation and impairment losses, if any. Subsequent costs attributable to investment properties are capitalized only if it is probable that future economic benefits will flow to the Company and the cost of these assets can be measured reliably; if not, they are recognized as expenses when incurred.

Repair and maintenance expenses are recognized in profit and loss when they are incurred. A property’s carrying amount is written down immediately to its recoverable amount if the property’s carrying amount is greater than its estimated recoverable amount. The cost and accumulated depreciation on disposals are eliminated from the respective accounts and the resulting gain or loss is recognized in profit or loss for the period. The depreciation of this asset is calculated under the straight-line method at a rate that is considered sufficient to absorb the property’s cost over its estimated useful life and considering its significant components with substantially different useful lives (each component is treated separately for depreciation purposes and depreciated over its individual useful life). The estimated useful life of investments properties fluctuate between 5 and 20 years.

The Group maintains only one investment property, a Shopping Mall owned by the subsidiary Viva GyM S.A. Its fair value amounted to US$19 million at December 31, 2014. The stores in this mall are leased to third parties under operating leases.

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

Land is not depreciated. Depreciation of machinery and equipment and vehicles recognized as “Major equipment” are depreciated based on their hours of use. Under this method, the total number of work hours that machinery and equipment is capable to produce is estimated and a charge per hour is determined. The depreciation of other assets that do not qualify as “Major equipment” is calculated under the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

Years

Own occupied buildings	Between 33 and 50
Machinery and equipment	Between 4 and 10
Vehicles	Between 4 and 10
Furniture and fixtures	Between 2 and 10
Other equipment	Between 2 and 10
Replacement units	5

(All amounts expressed in thousands of S/. unless otherwise stated)

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

Non - current assets (or disposal groups) are classified as non- current assets held for sale when its carrying amount is recovered mainly through a sale operation and this sale is considered highly probable. These are estimated through the lowest carrying amount and the fail value amount less sale costs.

2.16	Intangible assets

a)	Goodwill -

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognised and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to its recoverable amount, which is the higher of its value in use and its fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

b)	Trademarks -

Separately acquired trademarks and licences are shown at historical cost. Trademarks and licences acquired in a business combination are recognised at fair value at the acquisition date. Trademarks and licences have an indefinite useful life.

c)	Concessions rights -

The intangible asset related to the right to charge users for the services related to service concessions agreements (Note 2.5 and.5.b) is amortized under the straight-line method, from the date when toll collection started using the lower of its estimated expected useful life or effective period of the concession agreement.

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

(All amounts expressed in thousands of S/. unless otherwise stated)

e)	Cost of development of Wells -

Costs incurred to prepare the wells to extract the hydrocarbons associated with Block I and Block V, are capitalized as intangible assets. The Company capitalizes the development stage costs associated with preparing the wells for extraction. These costs are amortized based on the useful life of the wells (9 and 10 years for Blocks I and V, respectively), which is less than the overall period of the service contract with Perupetro.

f)	Internally generated software and development costs -

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

●	it is technically feasible to complete the software product so that it will be available for use;
●	management intends to complete the software product and use or sell it;
●	there is an ability to use or sell the software product;
●	it can be demonstrated how the software product will generate probable future economic benefits;
●	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
●	the expenditure attributable to the software product during its development can be reliably measured.

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

Rights of use of land are stated at historical cost less amortization and any accumulated impairment losses. The useful life of this asset is based on the agreement signed (60 years) and their effective period may be extended if agreed by the parties. Amortization will begin when it becomes ready for its intended use by Management.

2.17	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that were adjusted for impairment are reviewed for possible reversal of such impairment at each reporting date.

(All amounts expressed in thousands of S/. unless otherwise stated)

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

(All amounts expressed in thousands of S/. unless otherwise stated)

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

The deferred income tax arising from the temporary differences in investments in subsidiaries, associates and interest in joint-controlled businesses is not recognized due the tax legislation in Chile, Colombia, Panama, Brasil, Dominican Republic and Peru does not consider the income from dividends as a taxable item and the Group expects to recover the investment through the dividends rather than their sale.

2.22	Employee benefits

a)	Profit sharing -

The Peruvian entities of the Group recognize a liability and an expense for statutory workers’ profit sharing. Workers’ profit sharing is equivalent to 5% of the taxable income determined separately by each of the Group’s Peruvian entities, according to the income tax law currently in force. The branch based in the Dominican Republic has a similar profit sharing scheme, which rate is 10% of the taxable income. In Brazil, Colombia and Chile these benefits are not provided to employees.

b)	Bonuses -

The Peruvian entities of the Group recognize an expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru. Statutory bonuses comprise two additional one-month salaries paid every year in July and December, respectively. According to Chilean legislation, employees receive a fixed amount of sixty five thousand of Chilean pesos (equivalent to three hundred and eighteen new Peruvian soles) in September and December. In Brazil, Colombia and Dominican Republic these benefits are not provided to employees.

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

(All amounts expressed in thousands of S/. unless otherwise stated)

e)	Pension plans -

The subsidiary CAM Chile has in place a pension plan scheme with its workers. These commitments comprise both defined benefit and defined contribution plans. A defined benefit plan defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plan is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Remeasurements arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

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

Contingent obligations are disclosed for possible obligations that are not yet determined to be probable. Contingent assets are not recognized and only disclosed if it is probable that future economic benefits will flow to the Company.

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

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the Group’s entities will also take into consideration if said increase corresponds to an indicator that asset has been impaired and, if so, impairment tests are carried out, according to the guidelines of IAS 36, “Impairment of assets” (Note 2.17).

(All amounts expressed in thousands of S/. unless otherwise stated)

c)	Provision for periodic maintenance –

The service concession arrangement of Norvial have maintenance obligations that it must fulfill during the operation phase to maintain the infrastructure to a specific level of service at all times and to restore the infrastructure to a specified level condition before it is handed back to the grantor. The Group recognizes and measures such obligations, except for an upgrade element, in accordance with IAS 37, ‘Provisions, contingent assets and liabilities. The Company apply a criteria of maintenance provision based on the use of the infrastructure, so the level of use of the road is the fact that determines the amount of the obligation over the time.

2.24	Put option arrangement

The potential cash payments related to put options issued by the group on shares of an existing subsidiary that are held by non-controlling interests are accounted for as financial liabilities.

The financial liability is recognised at the present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Any adjustments to the redemption amount are recognised as finance charges in the income statement. In the event that the option expires unexercised, the liability is derecognised with a corresponding adjustment to equity.

2.25	Capital

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

2.26	Revenue recognition

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

Revenues from construction contracts are recognized using the percentage-of-completion of the contract based on the completion of a physical proportion of the contract work considering total costs and revenues estimated at the end of the project, in accordance with IAS 11, Construction Contracts. Under the physical proportion method revenues are determined based on the proportion of actual physical completion compared to the total contract physical construction commitment.

(All amounts expressed in thousands of S/. unless otherwise stated)

Revenue is billed once approval is received by the owners of the work in progress.

With respect to services that have been provided but not billed, due to the outstanding approval by the owners, the Company recognizes revenue with an increase in accounts receivable - “Unbilled work in progress”.

Accounts receivable derived from work services are shown net of the advances received from customers to the extent the related contracts include settlement provisions.

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

A claim is an amount that the Group seeks to collect from the customer or third party as reimbursement for costs not included in the contract price. Claims are included in contract revenue only when negotiations have reached an advanced stage such that it is probable that the customer will accept the claim; and the amount that it is probable will be accepted by the customer can be measured reliably.

ii)	Revenue from engineering, advisory, consulting services and other services -

For sales of services, revenue is recognised in the accounting period in which the services are rendered.

iii)	Sales of real-estate properties -

Revenue from sales of real estate properties is recognized in the results of the period when sales occur, that is, when the properties are delivered and the risks and rewards inherent to ownership are transferred to the buyer and the collection of the corresponding receivables is reasonably assured.

iv)	Revenue from IT services -

The sale of computer equipment includes some services to be provided in a subsequent date to the asset sale as installation and maintenance. When sales agreements include multiple elements, the amount of the revenue is attributed to each element based on their related fair values. The fair value of each element is determined based on the market price prevailing for each element when sold separately. Revenue derived from computer equipment is recognized when the related risks and rewards are transferred to the customer, which occurs upon delivery. Revenue relating to each service element is recognized as a percentage of the total services to be performed during the period of service.

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

(All amounts expressed in thousands of S/. unless otherwise stated)

2.27	Construction contract costs

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

2.28	Leases

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

2.29	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.30	Contingent liabilities and assets

Contingent liabilities are not recognized in the financial statements, but are disclosed in the Notes to the financial statements. Contingent assets are not recognized in the financial statements and are only disclosed when it is probable that an inflow of resources will flow to the Company.

2.31	Significant non-operating items

Significant non-operating items are separately shown in the financial statements when they are necessary to provide a better understanding of the Group’s financial performance. These material items are income or expenses shown separately due to the significance of their nature or amount.

(All amounts expressed in thousands of S/. unless otherwise stated)

2.32	New standards, amendments and interpretations

a)	New standards, amendments and interpretations adopted by the Group in 2014

The following standards have been adopted by the group for the first time for the 2014 financial statements. Principal impacts of the adoption of these standards are related to the presentation and disclosure of the financial statements:

-	Amendment to IAS 32, “Financial Instruments: Presentation”. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the group financial statements.

-	Amendments to IAS 36, “Impairment of assets”. This amendment removed some disclosure requirements regarding: a) eliminating the requirement about disclosing the recoverable value when a cash generating unit (CGU) contains a goodwill or indefinite life intangible assets, but that has not been impaired; b) disclosing the recoverable value of an asset CGU when an impairment loss has been recognized or reversed and c) detailed disclosures about how the recoverable value less costs of sales has been measured when an impairment loss has been recognized or reversed. The Group has applied the amendment and consequently there has been no significant impact on the Group financial statements.

-	Amendments to IAS 39 “Financial instruments: Recognition and measurement”. This amendment requires to discontinue the hedging accounting when a hedging instrument expires or is sold, finished or exercised, unless the replacement or incorporation of a hedging instrument in another hedging instrument is part of the hedging strategy documented by the entity. The Group has applied the amendment and consequently there has been no significant impact on the Group financial statements.

-	Amendment to IAS 19 “Employee benefits”. The amendment applies to contributions from employees or third parties to defined benefit plans and clarifies the treatment of such contributions. The amendment distinguishes between contributions that are linked to service only in the period in which they arise and those linked to service in more than one period. The objective of the amendment is to simplify the accounting for contributions that are independent of the number of years of employee service, for example employee contributions that are calculated according to a fixed percentage of salary. Entities with plans that require contributions that vary with service will be required to recognize the benefit of those contributions over employee’s working lives. The Group has applied the amendment and consequently there has been no significant impact on the Group financial statements.

-	IFRIC 21, “Levies”, sets out the accounting for an obligation to pay a levy if that liability is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Group is not currently subjected to significant levies so the impact on the Group is not material.

Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2014 are not material to the Group.

b)	New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2014, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

(All amounts expressed in thousands of S/. unless otherwise stated)

-	IFRS 9, ‘Financial instruments,’ addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through Other Comprehensive Income and fair value through Profit and Loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in Other Comprehensive Income not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Group is yet to assess IFRS 9’s full impact.

-	IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. The group is in the process of assessing the impact of IFRS 15, whose application is expected to impact several operating segments of the Group. As part of this assessment the Group is evaluating the transition options established by IFRS 15 and the effect on the current contracts entered into by the different subsidiaries.

-	Amendments to IFRS 10 ‘Consolidated Financial Statements’ and IAS 28 ‘Investments in associates’, prospectively applicable from January 1, 2016. Amendments will only be applicable to transactions in which the investor sells or transfers of assets to its associates or joint ventures. Amendments are not intended to take into account the accounting that an investor will apply in selling or transfer of assets transactions to joint ventures. The resulting impact is that the investor will recognize all the profit or loss in cases in which non-monetary assets constitute a business. If assets do not meet the business definition, the investor will recognize the profit or loss up to the limit of the interest of the other investors in the associate or joint venture. The Group is evaluating the impact of these amendments.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

3	FINANCIAL RISK MANAGEMENT

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

(All amounts expressed in thousands of S/. unless otherwise stated)

3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in some of its subsidiaries and considers the use of other derivatives, in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)	Market risks -

i)	Foreign exchange risk -

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2014 and 2013, this exposure is mainly concentrated in fluctuations of the U.S. dollar and Chilean and Colombian pesos. The foreign exchange risk of the investments in Brazil, and Dominican Republic are not significant due their low level of operations.

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

As of December 31, 2014, the consolidated statement of financial position includes assets and liabilities in foreign currency (U.S.dollar) equivalent to S/.2,096 million and S/.2,176 million, respectively (S/.1,886 million and S/.2,746 million, respectively, as of December 31, 2013) equivalent to US$455.5 million and US$580 million respectively (US$470 million and US$811 million respectively as of December, 2013).

During 2014 the Nuevo Sol has been exposed against the U.S. dollar and Chilean Pesos. The Group’s exchange gains and losses for 2014 amounted to S/.357.3 million and S/.401.6 million, respectively (S/.431 million and S/.501 million respectively in 2013, and S/.264 million and 243 million, respectively in 2012).

If, at December 31, 2014, the new Peruvian sol and the Chilean pesos had strengthened/weakened by 2% against the U.S. dollar and Chilean and Colombian Pesos, with all variables held constant, the pre-tax profit for the year would have increased/decreased by S/.0.9 million (S/.1.4 million in 2013 and S/.0.4 million in 2012).

As of December 31, 2014, the consolidated statement of changes in shareholder´s equity comprises a foreign currency translation adjustment originated by its subsidiaries. Their financial position include assets and liabilities in functional currency equivalent to Ch$109,187 million and Ch$62,163 million respectively (Ch$90,904 million and Ch$77,415 million, respectively as of December, 2013), Col$189,649 million and Col$149,150 million respectively (Col$38,545 million and Col$27,595 million, respectively as of December, 2013), R$20.1 million and R$7.05 million respectively (R$29 million and R$22 million, respectively as of December, 2013). The Group´s foreign currency translation adjustment for 2014 amounted to S/.18.27 million (S/. 1.1 million in 2013 and S/.2.02 million in 2012).

(All amounts expressed in thousands of S/. unless otherwise stated)

ii)	Price risk -

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk -

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Group policy is to maintain most of its borrowings in fixed rate instruments; 97% of total debt in 2014 (86% in 2013) was contracted at fixed rates.

Management has established mechanisms with the banks to negotiate in time intervals the interest rates of loans.

During 2014 and 2013 the Group’s borrowings at variable rates are denominated in U.S. dollars and the Group’s policy is to manage their cash flow risk by using interest-rate swaps, which are recognized under hedge accounting.

The variable portion of the hedging derivative only comprises 3% of the total debt for 2014 and (14% in 2013) and an increase or decrease of 5% in interest rate would not have a material effect on the Group’s results. There was no material ineffectiveness on cash flow hedges occurred in fiscal years 2014 and 2013.

b)	Credit risk -

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

For accounts receivable, Management of each of the Group’s companies evaluates the credit quality of the client taking into consideration its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the board. The utilization of credit limits is regularly monitored.

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

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. In this sense, the Group has no significant liquidity risks given the fact that historically its cash flows have enabled it to maintain sufficient cash to meet its obligations.

(All amounts expressed in thousands of S/. unless otherwise stated)

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

Surplus cash held by the operating entities over the balance required for working capital management are invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The following table analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total

At December 31, 2013
Other financial liabilities (except finance leases)	371,302	118,347	64,698	-	554,347
Finance leases	115,698	82,492	87,829	22,912	308,931
Trade payable	991,397	2,157	-	-	993,554
Payables to related parties	25,585	-	-	-	25,585
Other payables	215,413	28,745	5,197	2,354	251,709
Other non-financial liabilities	-	3,911	-	-	3,911

	1,719,395	235,652	157,724	25,266	2,138,037

At December 31, 2014
Other financial liabilities (except finance leases)	1,318,817	72,696	56,206	-	1,447,719
Finance leases	138,988	92,242	122,378	11,224	364,832
Trade payables	1,178,849	3,779	-	-	1,182,628
Payables to related parties	83,027	-	-	-	83,027
Other payables	337,692	45,684	-	-	383,376
Other non-financial liabilities	-	2,999	-	-	2,999

	3,057,373	217,400	178,584	11,224	3,464,581

3.2	Capital management -

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

As of December 31, 2013, there is no gearing ratio due to the Company having a cash surplus higher than borrowings and equity was not used to guarantee the fulfilment of those borrowings. As of December 31, 2014, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 1.00.

(All amounts expressed in thousands of S/. unless otherwise stated)

As of December 31, 2013 and 2014 the gearing ratio was as follows:

	2013	2014
Total borrowing	795,822	1,751,579
Less: Cash and cash equivalents	(959,415)	(818,402)

Net debt	(163,593)	(933,177)
Total equity	3,196,695	3,179,922

Total capital	3,033,102	4,113,099

Gearing ratio	0.00	0.23

3.3	Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-	Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
-	Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as available-for-sale financial asset was based on unobservable inputs in the market; the Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 9).

Financial assets classified as at fair value through profit or loss corresponds to investments in mutual funds and bonds. Their fair value has been determined with observable information of Level 2.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge) and the forward foreign exchange contracts signed by the subsidiaries GyM Ferrovías S.A. and Viva GyM S.A. (the later up-to 2013) to hedge the Group’s exposure to changes in the exchange rate of the Euro and US Dollars. The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 18-c), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(All amounts expressed in thousands of S/. unless otherwise stated)

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

a)	Estimated impairment of goodwill and other intangible assets with indefinite useful life

Impairment reviews are undertaken annually to determine if goodwill arising from business acquisitions and other intangible assets with indefinite useful life have suffered any impairment, in accordance with the policy described in Note 2.16). For this purpose, goodwill is attributed to the different CGUs to which it relates while other intangible assets with indefinite useful life are assessed individually. The recoverable amounts of the CGUs and of other intangible assets with indefinite useful life have been determined based on their value-in-use. This evaluation requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including the preparation of future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

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

If the Group experiences a significant drop in revenues or a drastic increase in costs or changes in other factors the fair value of business units might decrease. If management determines the factors that reduce the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of the business units and, therefore, goodwill as well as other intangible assets with indefinite useful life may be deemed to be impaired, which may cause their write-down to be necessary.

Based on the impairment tests performed by Group Management, no goodwill nor intangible (trademarks) impairment losses were required to be recognized because the recoverable amount of the CGUs subject to testing was substantially higher than their related carrying amounts.

The most significant assumptions are gross margin, growth rate and discount rate which are included in Note 17. The Group has performed a sensitivity analysis on the gross margin and discount rate which is included below.

i.	Gross margin

The Group’s fair value is above its carrying amount and if the gross margin was adjusted down by 10% the fair value would be 26.04% higher than the carrying amount and if the gross margin was adjusted up by 10% the fair value would be 88.26% higher than carrying amount. Therefore the Group’s businesses would still be greater than the carrying amount even under a significant decline in the Group’s gross margin and the Group would not need to impair its goodwill.

ii.	Discount rate

The Group’s fair value is significantly above its carrying amount and if the discount rate was adjusted down by 10% the fair value would be 76.64% higher than the carrying amount and if the discount rate was adjusted up by 10% the fair value would be 39.42% higher than carrying amount. Therefore the Group’s businesses would still be greater than the carrying amount even under a significant upward adjustment to the discount rate in value and the Group would not need to impair its goodwill.

(All amounts expressed in thousands of S/. unless otherwise stated)

b)	Income taxes -

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Company seeks legal tax counsel’s advice before making any decision on tax matters. Although Management considers its estimates to be prudent and appropriate, differences of interpretation may arise with Tax Authorities (mainly Peruvian, Chilean and Colombian Authorities) which may require future tax adjustments.

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

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as historical data, projected income, current operations and tax planning strategies. A tax benefit related to a tax position is only recognized if it is more likely than not that the benefit will ultimately be realized.

The maximum exposure of the Group related to tax contingencies amounts to S/.37.5 million.

c)	Percentage of completion revenue recognition -

Revenue from construction contracts is recognized under the percentage-of-completion method which requires the final margin from construction contracts to be estimated. Projections of these margins are performed by Management based on work execution budgets and adjusted periodically based on updated information reflecting the actual performance of work. The estimated contract revenue and total cost estimates are reviewed often as work progresses and is approved. In this regard, Management considers that the estimates made at the year-end closing are reasonable. When unapproved change orders occur, revenue is recognized equal to costs incurred (no profit component recognized) until the additional work is approved.

Contract revenue is recognized as revenue in the income statement in the accounting periods in which the work is performed. Contract costs are recognized as cost of sales in the income statement in the accounting period in which the work to which they relate is performed. However, any expected and probable excess of total contract costs over total contract revenue for the contract is expensed immediately. Furthermore, any changes in contract estimates are recognized as a change in accounting estimates and recognized in the period the change is made and in future periods as applicable. In certain construction contracts, the terms of these agreements allow for an amount to be withheld by the customers until construction has been completed. Under these contracts the full amount may not be recognized until the next operating cycle. As of December 31, 2014, 2013 and 2012, a sensitivity analysis was performed considering a 10% increase/decrease in the Group’s gross margins, as follows:

	2012	2013	2014

Sales	3,341,539	3,820,393	4,749,159
Gross profit	371,852	465,973	412,771
%	11.13	12.20	8.69

Increase 10%	12.24	13.42	9.56

Increase in profit before taxes	37,185	46,597	41,249

	409,037	512,570	454,020

(All amounts expressed in thousands of S/. unless otherwise stated)

	2012	2013	2014)

Decrease 10%	10.02	10.98	7.82

Decrease in profit before taxes	(37,185)	(46,597)	(41,387)

	334,667)	419,376)	371,384)

d)	Provision for well closure costs -

The Group estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the statement of financial position. The discount pre-tax rate used for the present value calculation was 2.17% based on the 10 year bond rate as of December, 2014 (2.74% as of December, 2013). At December 31, 2014 the present value of the estimated provision for closure activities for 78 wells amounted to S/. 7.21 million (S/.4.85 million as of December 31, 2013 for closure activities for 83 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from revisions of either the date of occurrence or the amount of the present value of the obligations originally estimated.

If, at December 31, 2014, the estimated rate would have increased or decreased by 10%, with all variables held constant, the pre-tax profit for the year would have been as follows:

	Impact in pretax profit 2013	Impact in pretax profit 2014

+10%	(59)	(59)
-10%	59	60

During 2014, the Company recorded a provision amounting to S/.2.7 million with charge to intangibles to reflect the estimated obligation to close productive wells included in the service agreements for Blocks I and V.

4.2	Critical judgments in applying the entity’s accounting policies

Consolidation of entities in which the Group holds less than 50% -

The Company owns some direct and indirect subsidiaries of which the Group has control even though it has less than 50% of the voting rights. These subsidiaries mainly comprise indirect subsidiaries in the real-estate business owned through Viva GyM S.A., where even though the Group holds interest between 30% and 50%, has the power to affect the relevant activities that impact the subsidiaries’ returns. Additionally, the Group owns de facto control of Promotora Larcomar S.A. on which owns 42.80% of equity interest considering the fact that the ownership of the 57.2% is disperse.

5	INTERESTS IN OTHER ENTITIES

The consolidated financial statements of the Group include the accounts of the Company and of its subsidiaries. Additionally, the consolidated financial statements of the Group include its interest in joint operations in which the Company or certain subsidiaries have joint control with their joint operations partners (Note 2.2-d).

(All amounts expressed in thousands of S/. unless otherwise stated)

a)	Principal subsidiaries -

The following chart shows the principal direct and indirect subsidiaries allocated by operating segment (Note 6):

Name	Country	Economic activity

Engineering and Construction:

GyM S.A.	Peru and Dominican Republic	Civil construction, electro-mechanic assembly, buildings, management and implementing housing development projects and other related services.

Stracon GyM S.A.	Peru and Panama	Mining contracting activities, providing mining services and carrying out drilling, demolition and any other activity related to construction and mining operations.

GyM Chile S.p.A.	Chile	Electromechanical assemblies and services to energy, oil, gas and mining sector.

V y V - DSD S.A. (*)	Chile	Electromechanical assemblies and services. Develop activities related to the construction of engineering projects, civil construction projects and electromechanical assemblies, as well as architectural design and installations in general. Construction and electromechanical assemblies and services in the areas of energy, oil and gas and mining.

GMI S.A.	Peru	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Morelco S.A.S	Colombia and Ecuador	Providing construction and assembly services, supplying equipment and material to design, build, assemble, operate and maintain all types mechanical engineering, instrumentation and civil work.

Infrastructure:

GMP S.A.	Peru	Concession of services for treating and selling oil, natural gas and by-products as well as for storing and dispatching fuel extracted from demonstrated feasible fields.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco – Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C.	Peru	Concession for constructing, operating and maintaining the supply system of compressed natural gas in certain provinces of Peru.

GyM Ferrovías S.A.	Peru	Concession for operating the Lima Metro transportation system.

Survial S.A.	Peru	Concession for constructing, operating and maintaining the Section 1 of the “Southern Inter-oceanic” road.

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the “Ancón - Huacho - Pativilca” section of the Panamericana Norte road.

Concesión Canchaque S.A.	Peru	Concession for operating and maintaining the Buenos Aires - Canchaque road.

Concesionaria Vía Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa - Paseo de la República in Lima.

(All amounts expressed in thousands of S/. unless otherwise stated)

Name	Country	Economic activity

Real estate:

VIVA GyM S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Technical services:

GMD S.A.	Peru	Information technology services.

Gestión de Servicios Digitales S.A.	Peru	Information technology services.

CAM Holding S.p,A.	Chile, Peru Brazil and Colombia	Electric and technological services for the power industry.

Concar S.A.	Peru	Operating and maintaining roads under concession.

Coasin Instalaciones Ltda.	Chile	Installing and maintaining network and equipment for telecommunications.

Parent company operation:

Generadora Arabesco S.A.	Peru	Implementing projects related to electric power-generating activities.

Larcomar S.A.	Peru	Exploiting land right to use the Larcomar Shopping Center.

Promotora Larcomar S.A.	Peru	Building a hotel complex on a plot of land located in the district of Miraflores.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and selling office facilities in Peru.

(*)	The subsidiaries Ingeniería y Construcción, Vial y Vives S.A., DSD Construcciones y Montajes S.A. and GyM Minería S.A. (all from Chile) merged and combined in July 2014, The merged entity’s name is V y V – DSD S.A.

The following are the Group’s subsidiaries and related interests on December 31, 2014:

	Percentage of ordinary shares directly held by Parent (%)	Percentage of ordinary shares held by Subsidiaries (%)	Percentage of ordinary shares held by the Group (%)	Percentage of ordinary shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	98.23%	-	98.23%	1.77%
- GyM S.A. subsidiarias	-	-	-	14.20%
Stracon GyM S.A.	-	87.64%	87.64%	12.36%
GyM Chile SpA	-	99.99%	99.99%	0.01%
V y V – DSD S.A.	-	82.04%	82.04%	17.96%
GMI S.A.	89.41%	-	89.41%	10.59%
Morelco S.A.S.	-	70.00%	70.00%	30.00%

(All amounts expressed in thousands of S/. unless otherwise stated)

	Percentage of ordinary shares directly held by Parent (%)	Percentage of ordinary shares held by Subsidiaries (%)	Percentage of ordinary shares held by the Group (%)	Percentage of ordinary shares held by non- controlling interests (%)

Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
Transportadora de Gas Natural Comprimido
Andino S.A.C	-	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	99.99%	-	99.99%	0.01%
Norvial S.A.	67.00%	-	67.00%	33.00%
Concesión Canchaque S.A.	99.97%	-	99.97%	0.03%
Concesionaria Vía Expresa Sur S.A.	99.98%	-	99.98%	0.02%
Real Estate:
Viva GyM S.A.	60.62%	38.97%	99.59%	0.41%
- Viva GyM S.A. subsidiarias	-	-	-	40.58%

Technical Services:
GMD S.A.	89.15%	-	89.15%	10.85%
Cam Holding S.p.A.	100.00%	-	100.00%	-
Concar S.A.	99.74%	-	99.74%	0.26%
Gestión de Servicios Digitales S.A.	-	100.00%	100.00%	-
Coasin Instalaciones Ltda.	-	100.00%	100.00%	-

Parent company operations:
Generadora Arabesco S.A.	99.00%	-	99.00%	1.00%
Larcomar S.A.	79.66%	-	79.66%	20.34%
Promotora Larcomar S.A.	42.80%	-	42.80%	57.20%
Promotores Asociados de
Inmobiliarias S.A.	99.99%	-	99.99%	0.01%

In December 2014, the Group through its subsidiary GyM S.A. acquired control over Morelco S.A.S. for a consideration amounting to US$93.7 million (equivalent to S/.277.1 million).

In March 2014, the Group through its subsidiary CAM Chile S.A. acquired control of Coasin Instalaciones Ltda. (hereinafter Coasin) for a consideration amounting to US$2.1 million (equivalent to S/.6.4 million).

The details of these transactions and their resulting accounting impact are disclosed in Note 31.

The following are the Group’s subsidiaries and related interests on December 31, 2013:

	Percentage of ordinary shares directly held by Parent (%)	Percentage of ordinary shares held by Subsidiaries (%)	Percentage of ordinary shares held by the Group (%)	Percentage of ordinary shares held by non- controlling interests (%)

Engineering and Construction:
GyM S.A.	93.67%	-	93.67%	6.33%
- GyM S.A. subsidiaries	-	-	-	13.68%
Stracon GyM S.A.	-	74.15%	74.15%	25.85%
GyM Chile SpA	-	99.99%	99.99%	0.01%
DSD Construcciones y Montajes S.A.	-	85.95%	85.95%	14.05%
Ingeniería y Construcción Vial y Vives S.A.	-	80.40%	80.40%	19.60%
GyM Minería S.A.	-	99.90%	99.90%	0.10%
GMI S.A.	89.41%	-	89.41%	10.59%

(All amounts expressed in thousands of S/. unless otherwise stated)

	Percentage of ordinary shares directly held by Parent (%)	Percentage of ordinary shares held by Subsidiaries (%)	Percentage of ordinary shares held by the Group (%)	Percentage of ordinary shares held by non- controlling interests (%)
Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	99.99%	-	99.99%	0.01%
Norvial S.A.	67.00%	-	67.00%	33.00%
Concesión Canchaque S.A.	99.97%	-	99.97%	0.03%
Concesionaria Vía Expresa Sur S.A.	99.99%	-	99.99%	0.01%

Real Estate:
Viva GyM S.A.	59.25%	38.97%	98.22%	1.78%
- Viva GyM S.A. subsidiaries	-	-	-	40.58%

Technical Services:
GMD S.A.	89.15%	-	89.15%	10.85%
Cam Holding S.p.A.	100.00%	-	100.00%	-
Concar S.A.	99.74%	-	99.74%	0.26%
Gestión de Servicios Digitales S.A.	-	100.00%	100.00%	-

Parent company operations:
Generadora Arabesco S.A.	99.00%	-	99.00%	1.00%
Larcomar S.A.	79.66%	-	79.66%	20.34%
Promotora Larcomar S.A.	42.80%	-	42.80%	57.20%
Promotores Asociados de
Inmobiliarias S.A.	99.99%	-	99.99%	0.01%

In August 2013, the Group through some of its subsidiaries, GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p A., acquired control of DSD Construcciones y Montajes S.A. for a consideration amounting to US$37.2 million (equivalent to S/.103.9 million).

In 2012, the Group, through some of its subsidiaries acquired control of certain entities as follows:

i)	A Chilean entity, Ingeniería y Construcción Vial y Vives S.A. (hereinafter Vial y Vives) for a consideration amounting to US$55.6 million (equivalent to S/.142 million), and
ii)	Stracon GyM, for a consideration amounting to US$16.4 million (equivalent to S/.41.9 million).

The details of these transactions and their resulting accounting impact are disclosed in Note 31.

All subsidiaries undertakings are included in the consolidation. The proportion of the voting rights in the subsidiaries’ undertakings are held directly by the parent company and do not differ from the proportion of common shares held. There is no restriction to access or use of the assets or to the settlement of the liabilities of the Group.

(All amounts expressed in thousands of S/. unless otherwise stated)

At December 31, the total non-controlling interest is attributable to the following subsidiaries:

	2013	2014

Viva GyM S.A. subsidiaries	176,210	191,826
Viva GyM S.A.	5,411	8,414
GyM S.A. subsidiaries	101,601	147,660
GyM S.A.	40,616	18,953
Norvial S.A.	39,811	41,820
CAM Holding S.p.A.	19,585	24,137
GMP S.A.	18,853	18,204
GyM Ferrovias S.A.	14,042	19,878
Promotora Larcomar S.A.	9,960	9,697
Others	5,173	8,155

	431,262	488,744

Summarized financial information of subsidiaries with material non-controlling interests

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group.

Summarized statement of financial position

	Viva GYM S.A.		GyM S.A.		Norvial S.A.
	December 31,		December 31,		December 31,
	2013	2014	2013	2014	2013	2014
Current:
Assets	672,627	760,815	1,794,604	2,622,112	19,977	6,092

Current liabilities, net	(217,609)	(266,576)	(1,578,685)	(2,490,013)	(50,362)	(109,134)

	455,018	494,239	215,919	132,099	(30,385)	(103,042)

Non-current:
Assets	76,506	117,352	915,000	1,221,016	152,228	230,401

Liabilities	(97,762)	(138,880)	(385,495)	(391,293)	(1,207)	(633)

Total non-current net assets (liabilities), net	(21,256)	(21,528)	529,505	829,723	151,021	229,768

Net assets	433,762	472,711	745,424	961,822	120,636	126,726

Summarized income statement

	Viva GYM S.A.			GyM S.A.			Norvial S.A.
	December 31,			December 31,			December 31,
	2012	2013	2014	2012	2013	2014	2012	2013	2014
Revenue	240,110	313,731	224,560	3,341,539	3,903,916	4,861,362	85,700	92,252	178,170

Profit before
income tax	65,282	80,467	37,967	250,132	350,687	239,597	38,734	40,341	41,998
Income tax	(19,967)	(21,427)	(11,452)	(79,690)	(105,674)	(54,657)	(11,578)	(10,245)	(10,908)

Post-tax profit	45,315	59,040	26,515	170,442	245,013	184,940)	27,156	30,096	31,090
Other comprehensive
Income	-	-	(25)	(962)	(1,240)	(26,199)	-	-	-

Total comprehensive income	45,315	59,040	26,490	169,480	243,773	158,741	27,156	30,096	31,090

(All amounts expressed in thousands of S/. unless otherwise stated)

Summarized cash flows

	Viva GyM S.A.			GyM S.A.			Norvial S.A._
	December 31,			December 31,			December 31,
	2012	2013	2014	2012	2013	2014	2012	2013	2014
Cash flows from operating activities (used), net	5,104	(46,450)	18,656	467,606	69,768	143,917	48,052	37,746	30,645

Cash flows from investing activities (used), net	(4,158)	(5,609)	(39,444)	(263,724)	(139,563)	(207,645)	(16,729)	(412)	(71,469)

Cash flows from financing activities (used), net	22,804	22,081	32,030	(179,416)	(87,296)	84,710	(32,757)	(24,791)	20,832

Increase (decrease) in cash And cash equivalents, net	23,750	(29,978)	11,242	24,466	(157,091)	20,982	(1,434)	12,543	(19,992)

Cash received for acquisition	-	-	-	-		(2,614)	-	-	-

Cash decrease due to deconsolidation	-	-	-	-	(1,458)		-	-	-

Cash and cash equivalents and overdrafts at the beginning of the year	49,254	73,004	43,026	398,435	422,901	264,352	14,383	12,949	25,492

Cash and cash equivalents at the end of the year	73,004	43,026	54,268	422,901	264,352	282,720	12,949	25,492	5,500

The information above is the amount before inter-company eliminations.

b)	Public services concessions -

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

The obligations under the concession include the construction of the road, which was completed in 2010 with an investment of US$98.9 million. The concession maintains payback mechanisms through the annual payment for maintenance and operation of the road, hereinafter PAMO, which is paid to Survial by the Peruvian Ministry of Transport and Communications (“MTC”), according to the terms established in the contract.

PAMO revenues are generated by periodic and routine maintenance. The 46.88% of the total PAMO is periodic maintenance, and the difference is for routine maintenance. The revenue in this concession does not depend on traffic volume.

This concession is recognized as a financial asset because Survial has the unconditional contractual right to receive cash or other financial asset and such operation is secured contractually by the Peruvian Government. Survial receives specific and determinable amounts of cash and measures the financial asset at amortized cost, taking into consideration the effective interest rate method as prescribed in IAS 39, ‘Financial Instruments: Recognition and Measurement’ .

(All amounts expressed in thousands of S/. unless otherwise stated)

ii)	Canchaque S.A. concession

Under the Canchaque concession, the Company operates and periodically maintains a 78 km road from the towns of Buenos Aires to Canchaque, in Peru. The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15-year term. The Company owns 99.97% of Canchaque S.A. The obligations under the concession include the construction of the road 1B from Buenos Aires to Canchaque in Piura, which was completed in 2009; the total investment amounted to US$26.1 million. Revenue from this concession consists of an annual fee paid by the MTC in consideration for the operation and maintenance of the road (PAMO), which can vary depending on the amount of road maintenance required due to road wear and tear. The revenue received by the Company in this concession does not depend on traffic volume. These revenues are guaranteed by a minimum amount of US$310,648 per year. The 20.30% of the total PAMO is periodic maintenance, and the difference is for routine maintenance.

This concession granted to the Company comprises public services and investments qualifying as a financial asset as the Company has the unconditional right to receive cash or other financial assets from the collection of annual payments for maintenance and operation. Canchaque S.A. recognizes such financial asset at amortized cost, taking into consideration effective interest rate method, as prescribed in IAS 39, ‘Financial instruments: recognition and measurement’.

iii)	La Chira S.A. concession

In 2011, the Company was awarded a 25-year concession for the construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed at addressing Lima’s environmental problems caused by sewage discharged directly into the sea. The Company holds a 50% interest in this project and the Company´s partner Acciona Agua holds the remaining 50%. La Chira’s annual revenues under the concession are in the form of a fee paid by Sedapal S.A., the public utility company responsible for the supervision of the water service in Lima. The total investment amounted to S/.450.5 million.

The concession maintains payback mechanisms through certificates of progress of the works, hereinafter CAO´s, because the concession is under construction.

At December 31, 2013, the concession has issued two CAO´s by advancing work executed, corresponding to 38.54 % of the total of the project. It is estimated that a total of seven CAOS will be issued. During 2014, no CAO was issued.

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

In 2011, the Company was awarded a 30-year concession for the operation of Line 1 of the Lima Metro, Peru’s only urban railway system. The concession was awarded to the subsidiary GyM Ferrovías, in which the Company holds a 75% ownership interest, with the other 25% being held by Ferrovías S.A.C. The obligations under the contract include (i) the operation and maintenance of the five existing trains provided by the government; (ii) the acquisition of 19 new trains on behalf of the Peruvian government, which will be the legal owner of such trains; (iii) the operation and maintenance of the 19 additional trains; and (iv) the design and construction of the railway

(All amounts expressed in thousands of S/. unless otherwise stated)

maintenance and repair yard. The total investment amounted to US$549.8 million. Revenue from this concession consists of a quarterly fee that is received from the MTC based on the kilometers travelled per train. The revenue does not depend on passenger traffic volume.

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

v)	Transportadora de Gas Natural Comprimido Andino S.A.C. concession

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

Under the Norvial concession, the Company operates and maintains part of the only highway that connects Lima to the northwest of Peru. This 183-km road known as Red Vial 5, runs from the cities of Ancón to Pativilca and has three toll stations. The concession was awarded to Norvial in 2003 for a 25-year term. The Company owns 67% of Norvial. Norvial’s revenue derives from the collection of tolls. The toll fee is determined by the MTC and adjusted on a yearly basis in accordance with a contractual formula that takes into account the new Peruvian sol/U.S. dollar exchange rate and Peruvian and U.S. inflation. The Company is required to transfer 5.5% of monthly toll revenue to the MTC and pay a 1% regulatory fee to the Peruvian Supervisory Agency for Investment in Public Transportation Infrastructure. The obligations under the concession include expanding the already existing road by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage has begun in 2014. The total investment of the concession amounted to US$50 million in the first stage while the second stage will amount to US$102 million. As part of the construction of the second stage, the Company is also required to pay a one-time estimated fee of approximately US$1.8 million to the Peruvian Supervisory Agency for Investment in Public Transportation Infrastructure.

The concession contract given to the Company comprises public services and investments and qualifies as an intangible asset because the concession agreement grants the right to charge a predefined and adjustable rate to the users. The cost of the intangible asset comprises the investment or executed to the extent their amount and borrowing costs can be estimated reliably.

(All amounts expressed in thousands of S/. unless otherwise stated)

Bifurcated model:

i)	Vía Expresa Sur S.A. concession

On August 8, 2013, the Company obtained the concession for a 40-year term for designing, financing, building, operating and maintaining the infrastructure associated with the Vía Expresa Sur Project. This project involves the second stage expansion of the Via Expresa - Paseo de la República, between Av. República de Panamá and Panamericana highway.

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

c)	Principal Joint Operations -

As of December 31, 2014, the Group participated in 65 Joint Operations in association with third parties (64 as of December 31, 2013). The following table contains the principal Joint Operations in which the Group participated:

	Percentage of interest
Joint Operations	2013	2014

Graña y Montero S.A.A.
- Concesionaria la Chira S.A.	50.00%	50.00%

GyM S.A.
- Consorcio Constructor Alto Cayma	50.00%	50.00%
- Consorcio Rio Pallca – Huanza	40.00%	40.00%
- Consorcio Tren electrico	33.00%	29.64%
- Consorcio Alto Cayma	49.00%	49.00%
- Consorcio Vial Ayacucho	50.00%	50.00%
- Consorcio Lima Actividades Comerciales	50.00%	50.00%
- Consorcio GyM – COSAPI	50.00%	50.00%
- Consorcio Atocongo	40.00%	40.00%
- Consorcio Norte Pachacutec	49.00%	49.00%
- Consorcio La Chira	50.00%	50.00%
- Consorcio Río Urubamba	60.00%	60.00%
- Consorcio Vial Quinua	46.00%	46.00%
- Consorcio Rio Mantaro	50.00%	50.00%
- Consorcio GyM – CONCIVILES	66.70%	66.70%
- Consorcio Toromocho	55.00%	55.00%
- Consorcio Construcciones y Montajes CCN	50.00%	25.00%
- Consorcio CGB	50.00%	50.00%
- Consorcio HV GyM	50.00%	50.00%
- Consorcio Stracon Motta Engil JV	50.00%	50.00%

GMP S.A.
- Consorcio Terminales	50.00%	50.00%
- Terminales del Perú	-	50.00%

CONCAR S.A.
- Consorcio Ancón-Pativilca	50.10%	50.10%
- Consorcio Peruano de Conservación	50.00%	50.00%

(All amounts expressed in thousands of S/. unless otherwise stated)

	Percentage of interest
Joint Operations	2013	2014

GMD S.A.
- Consorcio Cosapi-Data – GMD S.A.	70.00%	70.00%
- Consorcio TLBG	66.45%	66.45%
- Consorcio Procesos digitales	43.65%	43.65%
- Consorcio Indra	50.00%	50.00%
- Consorcio Fábrica de Software	50.00%	50.00%
- Consorcio Gestión de Procesos Electorales (ONPE)	50.00%	50.00%

Viva GyM S.A.
- Consorcio Cuartel San Martín	50.00%	-

Cam Holding S.p.A.
- Consorcio Mecam	50.00%	59.00%
- Consorcio Seringel	50.00%	50.00%

All of the joint arrangements listed above operate in Peru.

The description of the main activities of the joint arrangements is as follows:

Joint arrangements in	Economic activity

Graña y Montero S.A.A.	Construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

GyM S.A.	The activities of the joint operations of this subsidiary are:

Civil works division: construction in general in the energy, mining, infrastructure, industry.

Electromechanical Division: assembly, installation and supply of materials and / or electromechanical equipment and laying of transmission lines.

Building division: building houses, offices and commercial premises Services division: mining services.

GMP S.A.	Consorcio Terminales and Terminales del Peru provide services for reception, storing, shipping and transportation for liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

CONCAR S.A.	Joint operations Concar provides rehabilitation service, routine and periodic maintenance of the road, further provides conservation services and supervision.

GMD S.A.	GMD joint arrangements are specially engaged in supply services derived from contracts of business online BPO (Business Process Outsourcing).

Viva GyM S.A.	Construction of a five star hotel with a convention center, a business center and entertainment center.

CAM Holding S.A.	Outsourcing services to the electric power sector.

(All amounts expressed in thousands of S/. unless otherwise stated)

The Group’s consolidated financial statements do not include any other type of entities in addition to those mentioned above, such as trust funds or special purpose entities.

6	SEGMENT REPORTING

Operating segments are reported consistently with the internal reports that are reviewed by the Executive Committee led by the Corporate General Manager; this Committee is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

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

The revenues derived from foreign operations (Chile, Brazil, Panama, Dominican Republic, Colombia and Bolivia) comprise 17.23% of the Group’s total revenue in 2014 (13.72% in 2013 and 17.21% in 2012).

Inter-segmental sales transactions are carried out at arm’s length. Revenues from external customers reported to the Corporate General Management are measured in a manner consistent with the preparation basis of the financial statements.

Group sales and receivables are not concentrated in a few customers.

The following segments set forth the principal activities of the Group:

a)	Engineering and construction: This segment includes: (i) engineering, from traditional engineering services such as structural, civil and design engineering, and architectural planning to advanced specialties including process design, simulation, and environmental services; (ii) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (iii) electro mechanic construction, such as concentrator plants, oil and natural gas pipelines, and transmission lines; (iv) building construction, such as office buildings, residential buildings, hotels, affordable housing projects, shopping centers and industrial facilities; (v) contract mining, such as earthworks, blasting, loading and hauling ore.

b)	Infrastructure: The Group has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a waste water treatment plant in Lima, multiple fuel storage facilities, two producing oil fields, and a gas processing plant.

c)	Real Estate: The Group develops and sells homes targeted to low and middle-income population sectors which are experiencing a significant increase in disposable income, as well as, to a lesser extent, office and commercial space.

d)	Technical Services: The Group provides: (i) operation and maintenance services for infrastructure assets; (ii) information technology (IT) services, including IT outsourcing, systems integration, application outsourcing and business process outsourcing services; and (iii) electricity networks services (maintenance) in telecommunications.

e)	Parent Company Operation corresponds to the services which the Holding company provides, managing, logistics and accounting services, among others, to the different related entities of the Group.

Below	are shown the financial statements of the Group according to its operating segments:

(All the amounts are expressed in thousand of S/. unless otherwise stated)

AUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2013
Assets.-
Cash and cash equivalents	265,788	17,764	80,785	23,318	445	43,026	46,469	481,820	-	959,415
Trade Accounts receivable	265,544	29,527	12,347	4,090	-	17,938	192,382	44	-	521,872
Unbilled work in progress	734,976	6,966	2,433	31,187	37,489	-	158,692	-	-	971,743
Accounts receivable from related parties	111,210	4,083	18,660	163	-	561	53,845	733,645	(834,839)	87,328
Other accounts receivable	360,936	26,840	11,180	34,263	4,557	17,939	65,794	33,469	(1,760)	553,218
Inventories	90,671	7,741	-	11,927	-	590,567	63,912	486	(2,507)	762,797
Prepaid expenses	7,440	1,318	5,442	4,394	3	2,596	4,131	363	-	25,687
Non-current assets classified as held for sale	21,473	-	-	-	-	-	-	-	-	21,473

Total Current assets	1,858,038	94,239	130,847	109,342	42,494	672,627	585,225	1,249,827	(839,106)	3,903,533

Long-term trade accounts receivable	-	-	-	591,917	-	-	-	-	-	591,917
Long-term trade accounts receivable from related parties	-	-	-	-	-	-	-	69,001	(69,001)	-
Other long-term accounts receivable	-	-	10,081	-	1,858	11,811	12,301	2,100	-	38,151
Available-for-sale financial asset	-	1,058	-	-	-	-	2	88,333	(1,060)	88,333
Investments in associates and joint ventures	153,555	7,287	-	-	-	16,297	10,454	1,309,293	(1,408,919)	87,967
Investment property	-	-	-	-	-	36,945	-	-	-	36,945
Property, plant and equipment	534,067	190,844	3,919	6,724	-	5,636	114,081	103,840	(6,205)	952,906
Intangible assets	174,771	101,978	145,711	6,450	1,151	957	18,883	15,282	15,702	480,885
Deferred income tax asset	68,700	644	4,258	8,765	-	4,860	42,119	1,264	4,911	135,521

Total non-current assets	931,093	301,811	163,969	613,856	3,009	76,506	197,840	1,589,113	(1,464,572)	2,412,625

Total assets	2,789,131	396,050	294,816	723,198	45,503	749,133	783,065	2,838,940	(2,303,678)	6,316,158

Liabilities.-
Borrowings	195,083	33,847	46,007	-	5,869	77,854	126,872	587	-	486,119
Trade accounts payable	751,097	19,950	3,353	9,912	280	42,484	160,104	4,217	-	991,397
Accounts payable to related parties	43,373	877	25,572	642,510	35,558	21,493	77,613	24,928	(846,339)	25,585
Current taxes	54,670	519	1,627	-	366	1,841	7,622	-	-	66,645
Other accounts payable	589,412	13,840	43,779	960	-	73,937	101,925	13,830	-	837,683
Provisions	-	4,207	3,846	-	-	-	842	-	-	8,895

Total current liabilities	1,633,635	73,240	124,184	653,382	42,073	217,609	474,978	43,562	(846,339)	2,416,324

Borrowings	127,067	86,334	9,780	-	-	52,318	31,367	2,837	-	309,703
Long-term trade accounts payable	-	-	-	2,157	-	-	-	-	-	2,157
Accounts payables to related parties	-	-	-	-	-	28,500	29,001	-	(57,501)	-
Other long-term accounts payable	124,344	-	462	-	-	9,723	69,957	910	-	205,396
Provisions	14,832	4,668	-	-	-	-	23,918	-	-	43,418
Derivative financial instruments	-	3,563	-	201	-	147	-	-	-	3,911
Deferred income tax liability	119,367	453	166	-	340	7,074	5,864	3,599	1,691	138,554

Total non-current liabilities	385,610	95,018	10,408	2,358	340	97,762	160,107	7,346	(55,810)	703,139

Total liabilities	2,019,245	168,258	134,592	655,740	42,413	315,371	635,085	50,908	(902,149)	3,119,463

Equity attributable to controlling interest in the Company	622,899	211,431	120,407	50,594	3,090	152,713	125,738	2,778,148	(1,299,587)	2,765,433
Non-controlling interest	146,987	16,361	39,817	16,864	-	281,049	22,242	9,884	(101,942)	431,262

Total liabilities and equity	2,789,131	396,050	294,816	723,198	45,503	749,133	783,065	2,838,940	(2,303,678)	6,316,158

(All the amounts are expressed in thousand of S/. unless otherwise stated)

AUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2014
Assets.-
Cash and cash equivalents	285,367	54,085	53,312	51,522	8,407	54,268	134,679	176,762	-	818,402
Financial asset at fair value through profit or loss	7,105	-	-	-	-	-	-	-	-	7,105
Trade Accounts receivable	604,951	35,201	46,598	71,817	-	57,584	293,024	34	-	1,109,209
Unbilled work in progress	1,136,404	1,414	-	-	14,972	-	-	-	-	1,152,790
Accounts receivable from related parties	121,989	6,723	-	216	-	6,561	65,242	371,765	(473,435)	99,061
Other accounts receivable	384,484	10,781	9,042	29,515	3,154	11,409	63,797	66,414	1,058	579,654
Inventories	126,293	7,921	-	13,909	-	630,758	55,601	486	(1,398)	833,570
Prepaid expenses	11,489	891	822	6,056	407	235	5,119	1,425	-	26,444
Non-current assets classified as held for sale	9,513	-	-	-	-	-	-	-	-	9,513

Total Current assets	2,687,595	117,016	109,774	173,035	26,940	760,815	617,462	616,886	(473,775)	4,635,748

Long-term trade accounts receivable	-	-	-	579,956	-	-	-	-	-	579,956
Long-term unbilled work in progress	-	25,387	10,584	-	-	-	-	-	-	35,971
Long-term trade accounts receivable from related parties	-	-	408	-	-	-	433	182,548	(183,389)	-
Prepaid expenses	-	-	2,416	7,062	-	-	-	-	-	9,478
Other long-term accounts receivable	6,192	4,449	11,776	4,131	1,587	9,705	4,496	2,217	-	44,553
Available-for-sale financial assets	-	1,058	-	-	-	-	2	93,144	(1,060)	93,144
Investments in associates and joint ventures	161,938	7,316	-	-	-	62,863	10,059	1,729,640	(1,742,253)	229,563
Investment property	-	-	-	-	-	36,244	-	-	-	36,244
Property, plant and equipment	652,797	193,183	2,036	14,270	-	7,344	166,323	119,483	(6,785)	1,148,651
Intangible assets	325,943	146,477	234,923	6,247	1,100	1,187	32,838	17,417	14,652	780,784
Deferred income tax asset	91,361	714	4,604	244	-	9	37,363	926	586	135,807

Total non-current assets	1,238,231	378,584	266,747	611,910	2,687	117,352	251,514	2,145,375	(1,918,249)	3,094,151

Total assets	3,925,826	495,600	376,521	784,945	29,627	878,167	868,976	2,762,261	(2,392,024)	7,729,899

Liabilities.-
Borrowings	629,584	69,577	95,902	404,915	-	144,314	80,531	632	-	1,425,455
Trade accounts payable	940,042	27,148	3,250	12,385	159	31,690	155,714	8,461	-	1,178,849
Accounts payable to related parties	89,445	1,061	55,679	278,819	24,552	24,106	82,203	12,421	(485,259)	83,027
Current taxes	71,288	5,493	249	32	138	1,150	11,259	6	-	89,615
Other accounts payable	771,127	18,518	26,076	2,308	-	65,316	101,973	22,425	-	1,007,743
Provisions	-	8,414	-	-	-	-	3,027	-	-	11,441

Total current liabilities	2,501,486	130,211	181,156	698,459	24,849	266,576	434,707	43,945	(485,259)	3,796,130

Borrowings	144,081	99,767	633	-	-	16,368	63,070	2,205	-	326,124
Long-term trade accounts payable	-	-	1,622	2,157	-	-	-	-	-	3,779
Accounts payables to related parties	-	-	-	-	-	109,126	62,522	-	(171,648)	-
Other long-term accounts payable	214,462	349	495	4,820	-	4,679	69,201	880	-	294,886
Provisions	26,878	5,774	-	-	-	-	14,252	-	-	46,904
Derivative financial instruments	-	2,999	-	-	-	-	-	-	-	2,999
Deferred income tax liability	51,556	1,331	-	-	325	8,707	7,021	10,215	-	79,155

Total non-current liabilities	436,977	110,220	2,750	6,977	325	138,880	216,066	13,300	(171,648)	753,847

Total liabilities	2,938,463	240,431	183,906	705,436	25,174	405,456	650,773	57,245	(656,907)	4,549,977

Equity attributable to controlling interest in the Company	817,356	236,925	150,788	59,633	4,453	157,276	128,429	2,695,401	(1,559,083)	2,691,178
Non-controlling interest	170,007	18,244	41,827	19,876	-	315,435	89,774	9,615	(176,034)	488,744

Total liabilities and equity	3,925,826	495,600	376,521	784,945	29,627	878,167	868,976	2,762,261	(2,392,024)	7,729,899

(All amounts are expressed in thousands of S/. unless otherwise stated)

AUDITED

Operating segments performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2012 -
Revenues	3,524,585	287,040	123,345	73,067	41,007	240,110	1,083,323	44,654	(185,246)	5,231,885
	-	-	-	-	-	-	-	-	-	-
Gross profit	408,021	110,847	53,341	(2,712)	11,155	86,706	103,935	(26)	(59,201)	712,066
Administrative expenses	(159,845)	(14,739)	(6,361)	(7,926)	(1,485)	(17,409)	(105,363)	(3,971)	59,919	(257,180)
Other income and expenses	(602)	(2,530)	61	(27)	-	(1,711)	73,585	8,426	(1,583)	75,619

Profit before interests and taxes	247,574	93,578	47,041	(10,665)	9,670	67,586	72,157	4,429	(865)	530,505
Financial expenses	(17,727)	(5,529)	(8,382)	(3,958)	(6,557)	(4,366)	(13,615)	(8,538)	543	(68,129)
Financial income	37,393	3,765	3,219	15	126	2,062	8,550	7,438	(4,722)	57,846
Share of the profit or loss in associates and joint ventures under the equity method	9,178	-	-	-	-	-	-	294,607	(303,181)	604

Profit before income tax	276,418	91,814	41,878	(14,608)	3,239	65,282	67,092	297,936	(308,225)	520,826
Income tax	(87,918)	(28,457)	(12,526)	3,584	(972)	(19,967)	(5,638)	(4,235)	1,554	(154,575)

Profit for the year	188,500	63,357	29,352	(11,024)	2,267	45,315	61,454	293,701	(306,671)	366,251

Profit attributable to:
Owners of the Company	165,116	58,029	15,800	(8,268)	1,134	12,375	50,623	293,242	(298,097)	289,954
Non-controlling interest	23,384	5,328	13,552	(2,756)	1,133	32,940	10,831	459	(8,574)	76,297

Profit for the year	188,500	63,357	29,352	(11,024)	2,267	45,315	61,454	293,701	(306,671)	366,251

(All amounts are expressed in thousands of S/. unless otherwise stated)

AUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2013 -
Revenue	4,075,255	321,097	195,861	118,541	45,489	313,731	1,169,115	51,525	(323,114)	5,967,500
Gross profit	559,544	97,495	66,455	19,670	3,179	113,732	179,175	(4,031)	(31,097)	1,004,122
Administrative expenses	(217,927)	(16,170)	(6,600)	(8,025)	(212)	(20,993)	(132,486)	(8,616)	49,237	(361,792)
Other income and expenses	10,762	(3,561)	(35)	758	(2)	(1,749)	24,669	(2,689)	(2,851)	25,302
Gains from the sale of investments	-	-	-	-	-	3,197	-	2,525	-	5,722

Profit before interests and taxes	352,379	77,764	59,820	12,403	2,965	94,187	71,358	(12,811)	15,289	673,354
Financial expenses	(49,349)	(14,264)	(7,416)	(40,012)	(44)	(14,639)	(17,881)	(21,615)	12,418	(152,802)
Financial income	22,714	33	3,006	14,035	14	855	2,028	35,680	(38,012)	40,353
Share of the profit or loss in associates and joint ventures under the equity method of accounting	41,971	1,587	-	-	-	64	1,070	318,705	(329,835)	33,562

Profit before income tax	367,715	65,120	55,410	(13,574)	2,935	80,467	56,575	319,959	(340,140)	594,467
Income tax	(111,240)	(20,066)	(14,971)	477	(881)	(21,427)	(16,655)	(781)	3,221	(182,323)

Net profit for the period	256,475	45,054	40,439	(13,097)	2,054	59,040	39,920	319,178	(336,919)	412,144

Profit attributable to:
Owners of the Company	211,594	41,635	26,077	(9,823)	2,054	19,154	34,296	319,275	(324,246)	320,016
Non-controlling interest	44,881	3,419	14,362	(3,274)	-	39,886	5,624	(97)	(12,673)	92,128

Net profit for the period	256,475	45,054	40,439	(13,097)	2,054	59,040	39,920	319,178	(336,919)	412,144

(All amounts are expressed in thousands of S/. unless otherwise stated)

AUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2014 -
Revenue	5,035,674	350,339	338,153	166,951	29,323	224,560	1,208,168	53,241	(397,729)	7,008,680
Gross profit	535,360	124,455	76,697	42,109	2,307	62,413	142,343	(7,574)	(26,541)	951,569
Administrative expenses	(258,554)	(17,256)	(8,035)	(14,714)	(317)	(21,058)	(122,506)	(35,444)	56,517	(421,367)
Other income and expenses	(9,796)	(3,359)	33	18	-	(852)	7,995	22,063	(966)	15,136
Loss from the sale of investments	-	-	-	-	-	-	(2,139)	-	2,139	-

Profit before interests and taxes	267,010	103,840	68,695	27,413	1,990	40,503	25,693	(20,955)	31,149	545,338
Financial expenses	(69,046)	(11,564)	(10,822)	(5,245)	(55)	(14,807)	(27,393)	(1,566)	37,682	(102,816)
Financial income	6,623	120	1,320	727	16	93	1,821	59,734	(58,992)	11,462
Share of the profit or loss in associates and joint ventures under the equity method of accounting	48,242	29	-	-	-	12,178	591	270,045	(277,640)	53,445

Profit before income tax	252,829	92,425	59,193	22,895	1,951	37,967	712	307,258	(267,801)	507,429
Income tax	(59,252)	(29,768)	(16,158)	(10,842)	(588)	(11,452)	(5,788)	(12,582)	234	(146,196)

Net profit for the period	193,577	62,657	43,035	12,053	1,363	26,515	(5,076)	294,676	(267,567)	361,233

Profit attributable to:
Owners of the Company	164,095	59,010	32,774	9,040	1,363	9,527	(5,339)	294,948	(265,674)	299,744
Non-controlling interest	29,482	3,647	10,261	3,013	-	16,988	263	(272)	(1,893)	61,489

Net profit for the period	193,577	62,657	43,035	12,053	1,363	26,515	(5,076)	294,676	(267,567)	361,233

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments cash flows

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2012 -
Profit before income tax	276,418	91,814	41,878	(14,608)	3,239	65,282	67,092	297,936	(308,225)	520,826
Adjustments to profit
Depreciation and amortization	131,133	42,821	24,494	454	104	2,922	39,447	2,075	1,053	244,503
Accounts receivable	(62,061)	(6,356)	1,941	(5,464)	(37,419)	(18,902)	5,868	(22)	72,518	(49,897)
Inventories	(61,468)	(908)	-	(6,251)	-	(154,804)	14,197	851	10,581	(197,802)
Accounts payable	159,597	(26,566)	(667)	9,866	(14)	58,190	(5,976)	782	29,723	224,935
Other variations	126,885	5,047	51,143	47,270	31,836	52,416	(33,573)	(475,969)	(4,891)	(199,836)

Cash flows from operating activities	570,504	105,852	118,789	31,267	(2,254)	5,104	87,055	(174,347)	(199,241)	542,729

Sale of assets	(60,205)	392	(17)	(458)	-	(1,032)	(961)	9,637	76,115	23,471
Dividends received	4,119	-	-	-	-	-	-	252,288	(254,350)	2,057
Purchase of assets	(393,856)	(63,113)	101	(3,940)	-	(3,126)	(30,582)	(22,229)	91,230	(425,515)
Loans to subsidiaries, net	-	-	-	-	-	-	-	(144,160)	144,160	-

Cash flows from investing activities	(449,942)	(62,721)	84	(4,398)	-	(4,158)	(31,543)	95,536	57,155	(399,987)

Debt repayment	17,465	38,991	(23,108)	-	8,271	34,728	(2,934)	153,845	(107,257)	120,001
Dividend distribution	(100,820)	(87,429)	(20,750)	-	-	(10,571)	(29,956)	(124,235)	249,526	(124,235)
Cash received from non-controlling shareholders	-	-	-	-	-	-	-	26,096	5,750	31,846
Acquisiton of interest in non-controlling subsidiary	-	-	-	-	-	-	-	(4,393)	-	(4,393)
Sale of interest in non-controlling subsidiary								1,193		1,193
Other payments	(14,354)	(3,128)	(7,849)	(262)	(6,557)	(1,353)	(10,736)	4,619	(5,607)	(45,227)

Cash flows from financing activities	(97,709)	(51,566)	(51,707)	(262)	1,714	22,804	(43,626)	57,125	142,412	(20,815)

Cash increase (decrease)	22,853	(8,435)	67,166	26,607	(540)	23,750	11,886	(21,686)	326	121,927

Cash at the beginning of the year	400,479	39,085	23,478	1,705	608	49,254	73,401	70,177	-	658,187

Cash at the end of the year	423,332	30,650	90,644	28,312	68	73,004	85,287	48,491	326	780,114

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments cash flows

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2013 -
Profit before income tax	367,715	65,120	55,410	(13,574)	2,935	80,467	56,575	319,959	(340,140)	594,467
Adjustments to profit
Depreciation and amortization	151,885	53,432	10,047	632	52	3,610	37,219	1,986	1,003	259,866
Accounts receivable	(388,772)	(10,343)	(4,316)	(322,993)	(20,131)	1,949	(137,016)	(41,017)	70,979	(851,660)
Inventories	64,957	546	-	(5,508)	-	(58,500)	(4,667)	-	(17,899)	(21,071)
Accounts payable	34,397	753	(7,250)	337,027	16,444	(50,784)	32,424	5,184	(471,415)	(103,220)
Other variations	(149,752)	(24,371)	(26,279)	4,735	(622)	(23,192)	(29,371)	(322,254)	325,046	(246,060)

Cash flows from operating activities	80,430	85,137	27,612	319	(1,322)	(46,450)	(44,836)	(36,142)	(432,426)	(367,678)

Sale of assets	15,134	86	-	-	-	317	316	6,799	9	22,661
Dividends received	12,064	1,708	-	-	-	-	-	119,791	(128,875)	4,688
Purchase of assets	(171,126)	(70,835)	(555)	(5,313)	-	(5,926)	(30,880)	(134,946)	52,237	(367,344)
Loans to subsidiaries, net	-	-	-	-	-	-	-	(446,387)	446,387	-

Cash flows from investing activities	(143,928)	(69,041)	(555)	(5,313)	-	(5,609)	(30,564)	(454,743)	369,758	(339,995)

Debt repayment	(371,997)	(29,430)	(10,662)	(34,400)	(43,567)	(135,472)	(285,472)	(537,484)	9,112	(1,439,372)
Dividend distribution	(73,936)	(29,163)	(25,240)	-	-	(32,581)	(4,728)	(86,986)	113,854	(138,780)
Contribution of non-controlling shareholders	-	-	-	-	-	34,774	-	-	-	34,774
Acquisiton of interest in non-controlling subsidiary	(9,104)	-	-	-	-	-	-	(54,764)	-	(63,868)
Issue of common shares, proceeds from shares issuance, net of related expenses	-	-	-	-	-	-	-	1,147,418	-	1,147,418
Other payments	362,449	32,881	(1,014)	34,400	45,300	155,360	327,182	437,332	(41,926)	1,351,964
Loans received from subsidiaries, net	-	-	-	-	-	-	-	19,107	(19,107)	-

Cash flows from financing activities	(92,588)	(25,712)	(36,916)	-	1,733	22,081	36,982	924,623	61,933	892,136

Cash increase (decrease)	(156,086)	(9,616)	(9,859)	(4,994)	411	(29,978)	(38,418)	433,738	(735)	184,463

Cash decrease in deconsolidation	(1,458)	(3,270)	-	-	(34)	-	(400)	-	-	(5,162)

Cash at the beginning of the year	423,332	30,650	90,644	28,312	68	73,004	85,287	48,082	735	780,114

Cash at the end of the year	265,788	17,764	80,785	23,318	445	43,026	46,469	481,820	-	959,415

(All amounts are expressed in thousands of S/. unless otherwise stated)

AUDITED

Operating segments cash flows

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2014 -
Profit before income tax	252,829	92,425	59,193	22,895	1,951	37,967	712	307,258	(267,801)	507,429
Adjustments to profit
Depreciation and amortization	144,235	58,144	11,419	907	52	3,821	37,185	3,222	1,054	260,039
Accounts receivable	(484,177)	(16,538)	(6,651)	(26,838)	24,192	(37,035)	8,962	(73,546)	33,506	(578,125)
Inventories	(12,127)	(180)	-	(1,982)	-	(30,861)	3,972	-	(10,311)	(51,489)
Accounts payable	385,388	10,656	11,353	32,175	(11,129)	54,846	95,353	14,036	(472,016)	120,662
Other variations	(128,619)	(21,640)	(98,536)	(6,261)	(1,004)	(15,762)	(34,997)	(270,528)	278,353	(298,994)

Cash flows from operating activities	157,529	122,867	(23,222)	20,896	14,062	12,976	111,187	(19,558)	(437,215)	(40,478)

Sale of assets	40,058	1,259	31	-	-	-	18,618	-	(16,998)	42,968
Dividends received	38,810	-	(17,056)	-	-	3,375	-	164,929	(153,340)	36,718
Purchase of assets	(289,024)	(101,854)	(16,314)	(8,265)	-	(42,819)	(71,816)	(297,701)	202,150	(625,643)
Loans to subsidiaries, net	-	-	-	-	-	-	-	(19,080)	19,080	-

Cash flows from investing activities	(210,156)	(100,595)	(33,339)	(8,265)	-	(39,444)	(53,198)	(151,852)	50,892	(545,957)

Debt repayment	(1,480,390)	(33,879)	(54,733)	(604,894)	(18,400)	(39,046)	(253,978)	(842)	386,329	(2,099,833)
Dividend distribution	(123,427)	(35,848)	(30,755)	-	-	(28,022)	(585)	(112,351)	154,871	(176,117)
Contribution of non-controlling shareholders	-	-	-	-	-	48,793	-	-	(1,417)	47,376
Acquisiton of interest in non-controlling subsidiary	(72,821)	-	-	-	-	-	-	-	(103,003)	(175,824)
Sale of interest in non-controlling subsidiary	1,627	-	-	-	-	-	-	-	(1,627)	-
Other payments	1,749,831	83,776	114,576	620,467	12,300	55,985	286,199	(1,438)	(69,425)	2,852,271
Loans reveiced from subsidiaries, net	-	-	-	-	-	-	-	(19,017)	19,017	-

Cash flows from financing activities	74,820	14,049	29,088	15,573	(6,100)	37,710	31,636	(133,648)	384,745	447,873

Cash increase (decrease)	22,193	36,321	(27,473)	28,204	7,962	11,242	89,625	(305,058)	(1,578)	(138,562)

Cash decrease in deconsolidation	(2,614)	-	-	-	-	-	(1,415)	-	1,578	(2,451)
Cash at the beginning of the year	265,788	17,764	80,785	23,318	445	43,026	46,469	481,820	-	959,415

Cash at the end of the year	285,367	54,085	53,312	51,522	8,407	54,268	134,679	176,762	-	818,402

(All amounts are expressed in thousands of S/. unless otherwise stated)

Segments by geographical area

	2012	2013	2014
Revenue:
- Peru	4,326,471	5,072,251)	5,611,844
- Chile	660,152	631,883)	1,011,822
- Colombia	114,757	(112,573)	125,929
- Guyana	-	-	49,525
- Brazil	92,899	74,399)	68,045
- Bolivia	-	-	1,849
- Dominican Republic	37,606	-	-
- Panama	—	76,394	139,666

	5,231,885	5,967,500	7,008,680

Non-current assets:
- Peru		1,895,217	2,461,288
- Chile		499,580	359,686
- Colombia		8,987	259,915
- Guyana		-	2,974
- Brazil		8,717	8,398
- Bolivia		-	1,890
- Panama		124	-

		2,412,625	3,094,151

Liabilities:
- Peru		1,999,143	2,220,982
- Chile		431,119	521,299
- Colombia		23,039	227,511
- Guyana		-	11,697
- Brazil		9,435	8,073
- Bolivia		-	9,741
- Dominican Republic		34	31
- Panama		-	49,061

Total allocated		2,462,770	3,048,395
Unallocated
- Borrowings (excluding finance leases)		514,228	1,419,428
- Derivative financial instruments		3,911	2,999
- Deferred income tax liability		138,554	79,155

Total liabilities		3,119,463	4,549,977

Comprises the Group’s financial debt, excluding finance leases and derivative finance liabilities; liabilities from the segment that should be reported to the Executive Committee were not taken into consideration because they are managed by the Group’s Corporate Finance department.

7	FINANCIAL INSTRUMENTS

7.1	Financial instruments by category -

The classification of financial assets and liabilities per category is as follows:

	December 31,
	2013	2014
Assets according to the statement of financial position
Loans and accounts receivable:
- Cash and cash equivalents	959,415	818,402
- Trade and other accounts receivable not including advances to suppliers	669,134	1,225,690
- Unbilled work in progress	971,743	1,188,761
- Financial assets related to concession agreements (1)	620,943	702,531
- Accounts receivable from related parties	87,328	99,061

	3,308,563	4,034,445

(All amounts are expressed in thousands of S/. unless otherwise stated)

	December 31,
	2013	2014

Available-for-sale financial assets (Note 9)	88,333	93,144

Financial asset at fair value thorough profit and loss	-	7,105

(1)	Financial assets related to concession agreements are recorded in the statement of financial position within the line items of other short-term accounts receivable and other long-term accounts receivable.

	December 31,
	2013	2014

Liabilities according to the statement of financial position
Other financial liabilities at amortized cost
- Borrowings	514,228	1,419,428
- Finance leases	281,594	332,151
- Trade and other accounts payable
(excluding non-financial liabilities)	1,242,235	1,566,004
- Accounts payable to related parties	25,585	83,027
- Derivative financial instruments (a)	348	-

	2,063,990	3,400,610

Hedging derivatives:
- Derivative financial instruments (b)	3,911	2,999

(a)	In seeking to mitigate the exposure resulting from the expenditures incurred in Euros to a foreign supplier for the purchase of the infrastructure required under the concession agreement signed between a subsidiary, GyM Ferrovías S.A., and the Peruvian Government, this subsidiary entered into a cross currency swap contract by which the purchase of Euros at a future date is secured at a fixed exchange rate up-to January 2014. This contract was accounted for as a fair value hedge by the Group and it recognized the fair value of the financial instrument (cross currency swap) in profit or loss and, as a counterpart, it recognized the fair value of the firm commitment associated with the contract with the foreign supplier. At December 31, 2013, the change in fair value amounted to S/.14 million which is presented in “Financial income and expenses” (Note 26). The cross currency swap matured in January 2014.

(b)	In seeking to mitigate the exposure resulting from the borrowings obtained from Citibank in variable rate (see Note 18), GMP S.A. entered into a cross interest rate swap contract by which it established a fixed rate. This contract is accounted for as a cash flow hedge by the Group and it recognizes the changes in fair value of the financial instrument in other comprehensive income. At December 31, 2014, the changes in fair value amounted to S/.568, net of deferred income tax of S/.221 (S/.2,433 plus tax effect of S/.731 at December 31, 2013). The fluctuation observed in deferred income tax in 2013 includes the effect of the revision of the tax effect that was not calculated for 2012 which amounts to S/.569.

7.2	Credit quality of financial assets -

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external risk ratings (if available) or to historical information about counterparty default rates.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The credit quality of financial assets is presented as follows:

	December 31,
	2013	2014

Cash and cash equivalents (*)
Banco de Crédito del Perú (A+)	558,540	453,942
Banco Continental (A+)	254,439	76,408
Banco Bogotá (A)	-	67,959
Banco Interbank (A)	9,360	64,962
Banco de la Nación (A)	45,782	56,028
Banco Santander - Chile (A)	7,544	40,577
Banco Scotiabank (A+)	2,401	11,611
Banco Continental Chile (A)	-	7,396
ITAU - Chile (A)	-	7,391
Banco de Crédito e Inversiones - Chile (A)	25,568	10,597
Banco de Chile (A)	-	5,328
Banco Interamericano de Finanzas (A)	652	1,855
Citibank (A)	850	677
Banco Santander - Perú (A)	-	183
Banco GNB Peru (A)	42,102	115
Other lesser amounts	10,771	4,962

	958,009	809,991

The ratings in the above table “A and A+” represent high quality credit ratings. For banks located in Peru, the ratings were derived from risk rating agencies authorized by the Peruvian banking and insurance regulator (“Superintendencia de Banca, Seguros y AFP – SBS”). For banks located in Chile, the ratings were derived from risk rating agencies authorized by the Chilean stock and insurance regulator (“Superintendencia de Valores y Seguros – SVS”).

(*)	The difference between the balances shown above with the balances shown in the statement of financial position corresponds to cash on hand (Note 8).

The	credit quality of customers is assessed in three categories (internal classification):

A:	new customers/related parties (less than 6 months),
B:	existing customers/related parties (with more than 6 months of trade relationship) with no previous default history; and
C:	existing customers/related parties (with more than 6 months of trade relationship) with previous default history.

	2013	2014

Trade accounts receivable (Note 10 and Note 11)
Counterparties with no external risk rating
A	44,474	51,844
B	2,040,541	2,700,295
C	517	125,787

	2,085,532	2,877,926

Receivable to related parties (Note 12)
B	87,328	99,061

The total number of accounts in compliance with contract terms and conditions, none of them have been re-negotiated.

(All amounts are expressed in thousands of S/. unless otherwise stated)

With respect to available-for-sale financial assets, the counterparty held an external credit rating of AAA at December 31, 2013 and 2014.

8	CASH AND CASH EQUIVALENTS

This account comprises:

	December 31,
	2013	2014

Cash on hand	1,406	8,411
Checking accounts	548,630	530,246
Time deposits (a)	407,763	259,035
In-transit remittances	1,616	1,986
Mutual funds (b)	-	18,724

	959,415	818,402

(a)	At December 31, 2014, this balance mostly comprises the Company’s short-term deposits for S/.168 million; GyM S.A. for S/.29 million, GyM Ferrovías S.A. for S/. 29 million and ViVa GyM S.A. for S/.18 million. Interest rates range between 0.10% and 3.97% (mainly comprises GyM’s short-term bank deposits for S/.127 maintained in Banco de Credito del Peru—Chile for S/.58 million, local banks for S/.69 million and the Company’s short-term deposits for S/.269 million maintained in Banco de Credito at December 31, 2013).

(b)	This balance comprises mutual funds for S/.7.4 million, S/.7.4 million and S/.3.9 million which are maintained by the subsidiary VyV – DSD S.A. in Itaú, BBVA Banco Continental and Santander banks, respectively, at rates ranging from 0.29% to 0.32%.

9	AVAILABLE-FOR-SALE FINANCIAL ASSETS

This account comprises the investment held by the Company, directly and indirectly, in Transportadora de Gas del Perú S.A. (TGP), a Peruvian entity engaged in providing gas transportation services.

In December 2013, the Group acquired from one of the TGP’s shareholders, Pluspetrol Resources Corporation (hereinafter Pluspetrol), an additional 1.04% interest in TGP paying a consideration of US$20 million (equivalent to S/.56.1 million) obtaining a total interest of 1.64% at December 31, 2013. At December 31, 2013, the fair value of the Group´s interest in TGP equals S/.88.3 million, based on the price paid in one recent arm’s length transaction which occurred in December 2013 among knowledgeable willing parties. The fluctuation in the fair value of this investment in 2013 amounts to S/.19.1 million, net of its income tax effect amounting to for S/.8.2 million. The net amount has been recognized in the statement of other comprehensive income.

Together with the acquisition of the 1.04% interest, the Company acquired from Pluspetrol on behalf of the Canada Pension Plan Investment Board (CPPIB) an additional indirect interest of 11.34% in TGP. The investment for US$217 million was funded entirely by CPPIB. The risk and rewards of the entire investment are assumed by CPPIB.

Given the features of the transaction, it has been treated as an off-balance-sheet transaction because, in substance, the Company is acting as an agent to CPPIB. Therefore, the Company did not recognized either the investment in TGP nor any obligation to CPPIB.

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

(All amounts are expressed in thousands of S/. unless otherwise stated)

On February 27, 2014, the Company transferred the shares to the above indicated entities, retaining in TGP an interest equivalent to 1.64%, for this transaction the Group obtained a commission fee of S/.7.5 million which is included in ‘other income and expenses’.

At December 31, 2014, the fair value of the Group´s interest in TGP equals S/.93.14 million the base on the discounted cash flow method. The information used in the calculation is as follows:

-	Discounted cash flows from operating activities of TGP net of cash flows from investment activities (CAPEX).
-	Cash flows were estimated for a 30 year term.
-	The discount rate used is 8% corresponding to the Company’s WACC.
-	The interest of the Company in TGP is 1.64% as of December 31, 2014

The fluctuation in the fair value of this investment in 2014 amounts to S/.3.56 million, net of its income tax effect amounting to S/.1.25 million, plus the adjustment for changes in rate of income tax amounting to S/.1.09 million (see note 28-b), which has been recognized in the statement of other comprehensive income.

10	TRADE ACCOUNTS RECEIVABLE

This account comprises:

	December 31,
	2013	2014

Invoices receivable	1,058,078	1,414,185
Collection rights from concession agreements	58,528	277,547

	1,116,606	1,691,732
Impaired accounts	(2,817)	(2,567)

	1,113,789	1,689,165
Less: non-current portion
Invoices receivable	(545,736)	(529,201)
Collection rights from concession agreements	(46,181)	(50,755)

Total non-current	(591,917)	(579,956)

Total current	521,872	1,109,209

Invoices receivable are related to work progress approved by clients.

The fair value of current receivables is similar to their carrying amount since their average collection turnover is less than 60 days. These current receivables do not bear interest and have no specific guarantees.

The non-current portion of the trade accounts receivable is related to GyM Ferrovías S.A.; the balance at December 31, 2013 and 2014 is the account receivable from the expenses incurred in the electric train Project (acquistion of the Alstrom trains) and the construction of the Patio – Taller.

Collection rights as of December 31, 2014 comprises GyM Ferrovías S.A., CAM Holding S.p.A,GMD S.A., GMI S.A., Concar S.A., Viva GyM S.A. and Concesion Canchaque S.A.C. for S/.116 million, S/.51 million, S/.31 million, S/.37 million, S/.35 million, S/.6 million and S/.2 million respectively (GyM Ferrovías S.A., Survial S.A. and Canchaque for S/.46,181, S/.7,617 and S/.4,730 respectively in 2013).

The collection rights that arise from GyM Ferrovías S.A., a concession signed with the Peruvian Government comprising Line 1 of the Lima Metro (train line), by which this entity has to acquire, on the Government’s behalf, certain infrastructure needed for the implementation of the transport system that will be operated by the GyM Ferrovías S.A once completed (Note 5-b-iv). This account will be collected through the cash flows determined at the inception of the concession under the “price per kilometer

(All amounts are expressed in thousands of S/. unless otherwise stated)

traveled” method (PKT). For this purpose, the subsidiary has applied certain criteria to determine the amount of the interest to be accrued on the outstanding balances and the beginning of the collection of the amounts pending. These balances bear interest at a 7.7% rate and their collection began in 2014 jointly with the beginning of operation.

Aging of trade accounts receivable is as follows:

	December 31,
	2013	2014

Current	937,932	1,402,635
Past due up to 30 days	117,985	174,633
Past due over 30 days	60,689	114,464

	1,116,606	1,691,732

As of December 31, 2014, trade accounts receivables totaling S/.289.1 million (S/.178.7 million in 2013) are past due but not impaired. The related customers do not have a historical record of default.

The maximum exposure to credit risk at the reporting date is the carrying amount of the accounts receivable and of unbilled work in progress (note 11).

The movement of the account receivables reserve is as follows:

	2013	2014

Initial balance	2,707	2,817
Additions	110	71
Write-offs	-	(321)

Final balance	2,817	2,567)

11	UNBILLED WORK IN PROGRESS

This account comprises:

	December 31,
	2013	2014

Unbilled rights receivable	748,376	957,916
Deferred costs of work in progress	223,367	230,845

	971,743	1,188,761

Less: Non – current portion
Deferred costs of work in progress	-	35,971

Total current	971,743	1,152,790

Rights receivable correspond to the unbilled rights for services rendered by the Engineering and Construction Segment. Each month, under the percentage of completion method, the Company estimates the work completed to date. Based on its monthly estimates, the Company recognizes the corresponding revenue. Until such revenue is billed, it is recorded in the account, rights receivable.

At December 31, 2014 and 2013, rights receivable are presented net of advances received for S/.334 million and S/.273 million, respectively the terms of which vary based on each contract. These advances substantially correspond to those received by subsidiary GyM S.A.

At December 31, 2014, advances amounting to S/.305 million, correspond to a scheme by mean of which certain customers agree to grant revolving monthly advances which are settled with the amount billed the month following the reception of the advance. Other advances received from customers are

(All amounts are expressed in thousands of S/. unless otherwise stated)

recognized netting the corresponding receivables and are offset following the pattern of actual services provided. In these cases, if the contract is terminated, the amount received in advance is offset against any receivable balance determined by the work progress at termination date.

Deferred costs of work in progress include all those expenditures incurred by the Group that relate to future activities to be performed under current construction contracts. At December 31, 2014, the balance mainly comprises costs incurred in the following projects: i) Concentrating Plant Cerro Verde, ii) Las Bambas, iii) Machu Picchu, iv) Servicios Cerro del Águila and v) Chile Spa for S/.53.8 million, S/.32.9 million, S/.31.4 million, S/.22.3 million and S/.12.7 million, respectively.

Other smaller projects for which certain cost amounting to S/.52 million have been deferred are: Red Gas Contugas, Preliminary work Aurora Gold, Pad I FASE III Cerro Verde.

The non-current portion mainly comprises the expenditures incurred by Concesionaria Vía Expresa Sur S.A. for S/.10 million that related to future activities to be performed under the construction contract (implementation of the 4km extension of Vía Expresa Sur connecting the district of “San Juan de Miraflores”). This Project is expected to be completed in August 2018.

Additionally the non-current portion comprises the expenditures incurred by the subsidiary GMP S.A. for for S/.25.39 million (work in progress related to Transportadora de Gas Natural Comprimido Andino Concession). This Concession is in a pre-operative stage.

12	TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	2012	2013	2014

Revenue from sale of goods and services:
- Associates	49,252	4,915	6,040
- Joint operations	51,385	67,601	43,897

	100,637	72,516	49,937

Expenses from purchase of goods and services:
- Associates	5,818	5	42
- Joint operations	8,030	6,068	715

	13,848	6,073	757

Inter-company transactions are based on the price lists in force and terms that would be available to third parties.

b)	Key management compensation -

Key management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management. The compensation paid or payable to key management in 2014 amounted to S/.100.4 million (S/.93.5 million as of December 31, 2013).

(All amounts are expressed in thousands of S/. unless otherwise stated)

c)	Balances at the end of the year resulting from the sale/purchase of goods/services -

	December 31,
	2013		2014
	Receivable	Payable	Receivable	Payable

Joint operations:
Consorcio GyM Conciviles	33,405	-	48,581	-
Consorcio Peruano de Conservación	15,080	-	15,365
Consorcio Tren Electrico	2,499	-	7,380	-
Consorcio Terminales	4,294	-	6,837	-
Consorcio Rio Urubamba	2,798	-	5,107	3,796
Consorcio Sistemas SEC	-	-	4,349	-
Consorcio La Gloria	3,696	3,398	3,805	3,423
Consorcio Constructor Alto Cayma	566	4,881	1,424	-
Consorcio JV Panamá	1,323	-	1,043	-
Consorcio Lima	312	-	877	-
Consorcio Norte Pachacutec	556	952	531	1,068
Consorcio Huacho Pativilca	-	-	369	4,555
Consorcio Rios Pallca	3,903	-	187	282
Consorcio Constructor Chavimochic	-	-	141	2,896
Consorcio Alto Cayma	5,557	666	121	700
Consorcio Construcciones y Montajes	-	-	115	1,198
Consorcio Vial Quinua	37	1,315	116	-
Bechtel Vial y Vives Servicios Complementarios Ltda.	-	-	96	4,648
Consorcio Atocongo	712	-	-	915
Consorcio Brocal Pasco	1,913	41	-	-
Consorcio Ingenieria y Construcción Bechtel	-	3,924	-	5,140
Consorcio Rio Mantaro	3,822	-	-	-
Consorcio Vial Ipacal	283	-	-	-
Consorcio Vial Sullana	470	-	-	-
Consorcio Vial Sur	737	-	-	-
Consorcio EIM ISA	-	-	-	2,955
Ingeniería y Construcción Sigdo Koppers-Vial	-	-	-	35,302
Consorcio DSD Echevarría Izquierdo	3,478	-	-	-
Other	1,887	1,050	2,617	2,056

	87,328	16,227	99,061	68,934

Other related parties:
Ferrovias Argentina	-	8,771	-	14,093
Besco	-	587	-	-

	-	9,358	-	14,093

	87,328	25,585	99,061	83,027

Receivables and payables are of current maturity and do not have specific guarantees.

Accounts receivable from related parties mainly have maturity periods of 60 days and arise from sale of goods and services. These balances are non-interest-bearing due to their short-term maturities and are not impaired.

Accounts payable to related parties mainly have maturity periods of 60 days and arise from engineering, construction, maintenance and other services received. These balances are not interest bearing due to their short-term maturities.

Transactions with non-controlling interest are disclosed in Note 34.

(All amounts are expressed in thousands of S/. unless otherwise stated)

13	OTHER ACCOUNTS RECEIVABLE

This account comprises:

	December 31,
	2013	2014

Advances to suppliers (a)	183,464	162,544
Guarantees deposits (b)	56,851	103,086
Income tax on-account payment (c)	95,488	96,026
Fiscal credit (d)	109,050	91,442
Accounts receivable from sale of investments	33,601	23,822
Temporary taxes on net assets	10,901	19,223
Claims to the tax administration (tax paid in advance)	7,913	14,572
Claims to third-parties	15,799	13,155
Account receivable from personnel	14,633	11,235
VyV Collahuasi – Guarantee deposit	10,745	9,938
Account receivable from Morelco´s non -controllng shareholders	-	7,768
Association agreement – Obrainsa (Red vial 1)	2,284
7,416 Overseas Bechtel Incorp. Suc.del Peru	5,107	4,287
Legal credits CAM Brasil	3,430	4,170
Loans provided to third parties	-	4,136
Consorcio Fábrica de Software	-	3,925
Petróleos del Perú S.A.- Petroperú S.A. (e)	18,087	2,518
Municipalidad de la Brea - Talara	-	2,298
Indemnification asset (note 31-d)	6,006	1,344
Compensation fund (f)	812	1,154
Loans receivable from employees	584	651
Right to recover taxes (Brasil and Colombia)	2,259	-
Others (g)	14,355	39,497

	591,369	624,207

Less non-current portion:
Fiscal credit	(34,071)	(35,608)
Legal credits CAM Brasil	(3,430)	(4,170)
Transportadora de Gas Natural Comprimido Andino	-	(4,449)
Others	(650)	(326)

	(38,151)	(44,553)

Current portion	553,218	579,654

Other non-current accounts receivable have maturities between 2 and 5 years. Company’s Management estimates that the fiscal credit will be applied against the credit balance of the corresponding tax over the medium term.

The following contains a description of major accounts receivable:

(a)	Advances to suppliers -

Mainly corresponds to advances amounting approximately to S/.146.5 million (S/.163.1 million in 2013) granted by the subsidiary GyM S.A. to import the equipment of the projects, detailed as follows:

(All amounts are expressed in thousands of S/. unless otherwise stated)

	December 31,
	2013	2014

Consorcio Río Mantaro	54,311	81,153
Panorama Plaza Negocios	1,312	17,270
EPC Planta Minera Inmaculada	7,207	9,387
Morelco Projects	-	5,681
GyM Chile SPA	1,888	4,042
ABB Inc.	-	3,487
Stracon GyM	1,655	2,771
Harvin Electric	-	2,007
Centro Empresarial Leuro	-	1,651
Consorcio constructor Chavimochic	-	1,368
ABB AB Importaciones	-	1,353
Consorcio Peruano de Conservación	4,708	1,350
Edificio Real 8	3,025	1,219
Nuevo Campus Universitario UTEC	-	1,104
GyM Operaciones Internacionales	-	1,064
Central Hidroeléctrica Machu Picchu	20,998	717
Consorcio GyM Conciviles	2,144	345
Consorcio Rio Urubamba	704	312
Consorcio Tren Eléctrico	64,567	-
Consorcios – Cam	2,800	-
Mantenimiento Periodico/Red Vial 1	2,439	-
Real State projects	2,379	-
Other smaller projects	13,327	26,263

	183,464	162,544

(b)	Guarantee deposits -

Guarantee deposits are the funds retained by customers for work contracts assumed basically by subsidiary GyM S.A. These deposits are retained by the customers in order to have a guarantee that the subsidiary will perform is obligations under the contracts. The amounts retained will be recoup once the work has been completed. Such deposits mainly correspond to the following projects:

(All amounts are expressed in thousands of S/. unless otherwise stated)

	December 31,
	2013	2014

Project:
Empresa Colombiana de Petróleos S.A.	-	38,100
Minera Antucoya	3,814	12,279
Proyecto Machupicchu	8,624	11,495
Construcción Planta de Cal Pachachaca	-	6,299
Minera los Pelambres	-	5,168
Nuevo Campus Universitario UTEC	-	3,735
Centro Empresarial Leuro	554	3,684
Panorama Plaza Negocios	-	3,104
Metapetroleum Corp	-	2,966
Garantías - arriendos CAM Chile	573	2,222
La Zanja	1,348	1,818
Maersk Container Industry San Antonio SPA	-	1,562
Colombiana S.A.	-	1,072
Planta Minera Inmaculada	881	1,069
Trabajos Electromecánicos llenado de agua Quellaveco	-	523
CC Interbank Valle Hermoso	-	488
Edificio Real 8	1,417	392
Consorcio HV	-	331
Conga Reticulation Camp	287	307
Proyecto Chancadora Caserones	5,473	151
Refineria Cartagena S.A.	-	200
Mansarovar Energy Colombia Ltda.	-	192
Agrocascadas SA	-	131
Stracon GyM	18,834	-
Pozas almacenamiento de agua	7,143	-
Pampa Verde	3,601	-
Garantías - Arriendos CAM Perú	605	-
Campamentos Congas	415	-
Others	3,282	5,798

	56,851	103,086

(c)	Income tax on-account payment –

Mainly comprises income tax payments in advance from the subsidiaries GyM S.A., the Holding, CAM Holding S.p.A., Concar S.A. and Viva GyM S.A. for S/ 41 million, S/. 30 million, S/.11 million, S/.5 million and S/.4 million respectively (S/.60 million, S/.3 million, S/.11 million, S/.6 million and S/.6 million respectively in 2013).

(d)	Fiscal credit -

Mainly corresponds to the subsidiaries Survial S.A., GyM S.A. and GyM Ferrovias S.A. for S/.10 million, S/.28 million, S/.25 million respectively, (Survial S.A., GyM S.A., GyM Ferrovías S.A., Viva GyM S.A. and Concar S.A. for S/.17 million, S/.25 million and S/.27 million, S/.12 million and S/.9 million, respectively in 2013). Management estimates that this fiscal credit related to value added tax payments will be recovered during the ordinary course of the future operations of these subsidiaries.

(e)	Petróleos del Perú S.A. - Petroperú S.A. -

These balances are comprised of additional investments established in the operating agreement and completed by Consorcio Terminales (a joint venture of the subsidiary GMP S.A.) for the modernization and extension of 9 terminals subject to the agreement. These investments which are presently works

(All amounts are expressed in thousands of S/. unless otherwise stated)

in progress will be transferred to Petróleos del Perú S.A. - Petroperú S.A., once a technical audit has been completed and after obtaining the written approval and accreditation of said institution; the value thus determined will be considered for billing. During the fiscal year 2013, the consortium incurred additional investments of US$6.1 million.

This agreement consists in the operation of the oil terminals of Petroleos del Peru to store and distribute the oil to the different customers of this State entity.

The effective period of the agreements with Consorcio Terminales ended on August 1, 2014; in this context, receivables from Petroperú S.A. were fully settled. The outstanding balance of S/.2.5 million is related to current operations in the Southern terminals which contract was renewed to July 2015.

(f)	Compensation fund -

The balance receivable from the compensation fund corresponds to subsidiary GMP S.A. and relates to the Fund created by the Government to prevent the high volatility of the price of crude oil and its by-products from affecting the end users. In 2014 GMP S.A. received payments of S/.0.3 million (S/.1.7 million in 2013 and S/.9.3 million in 2012) and applications of contributions amounting to S/.1.6 million in 2013 (3.7 million in 2012).

(g)	Others -

Other receivables do not present past due amounts or impairment and the non-current balances are supported by contractual agreements with third-parties.

The fair value of other short - term accounts receivable is similar to their carrying amount due to the fact of short term maturity. The non – current portion is not significant to the financial statements for any period presented.

The maximum exposure to credit risk as of the date of the report is the carrying amount of each class of other accounts receivable mentioned. The Group does not request collaterals as guarantee.

14	INVENTORIES

This account comprises:

	December 31,
	2013	2014

Land	411,822	494,024
Work in progress - real estate	104,908	84,683
Construction materials	92,299	125,665
Materials and supplies	92,909	84,869
Finished properties	71,304	51,767

	773,242	841,008
Impairment of inventories	(10,445)	(7,438)

	762,797	833,570

(All amounts are expressed in thousands of S/. unless otherwise stated)

At December 31, 2013 and 2014, land comprises properties for the development of the followings projects:

	December 31,
	2013	2014

Lurín (a)	90,000	91,000
Comas (b)	57,000	61,000
Miraflores (c)	78,000	78,700
San Isidro (d)	48,000	52,000
Callao (e)	52,400	52,800
San Miguel (f)	-	67,300
Huancayo (g)	-	11,000
Others	86,422	80,224

	411,822	494,024

(a)	Plot of land of 812.8 hectares located in the district of Lurin, province Lima, for industrial development and public housing.

(b)	Plot of land located in the district of Comas, which will be used to develop the project of approximately 8,000 social housing projects called Los Parques de Comas.

(c)	Plot of land located in Av. El Ejército, Urbanizacion. Santa Cruz, Miraflores, development complex consisting of a 5-star hotel, convention, business, cultural, commercial and residential building center.

(d)	Plot of land located at Av. Pezet 583, San Isidro, development consisting of building with 32 apartments each of more than 300 m2 each.

(e)	Plot of land located at Av. Argentina 2430-Callao, for the project of approximately 984 housing in 3 phases called Los Parques del Callao.

(f)	Plot of land located in the district San Miguel of 1.4 hectares to develop a traditional mulit-family building of 1,004 apartments in 4 stages.

(g)	Plot of land located in the province Huancayo of 8.5 hectares, to develop a social housing Project of 900 housing units in 4 stages.

Work in progress - real estate -

As of December 31, 2014, this item mainly includes the 2nd stage of the green area project “Los Parques de San Martin” for S/.35 million that, such as in the 1st stage, comprises 20 multi-family buildings of 5, 10 and 12 stories located in the district San Martin de Porres; the project Rivera Navarrete for S/.22 million comprising 17 offices from 350 mts2 to 680 meters located in the district of San Isidro, the project Villa El Salvador 2 for S/.17 million comprising 280 apartments in 20 buildings, located in the district Villa El Salvador and the green area project “Parques de Piura” for S/.10 million.

As of December 31, 2013, this item mainly consists of project “Parque Central Club Residencial” (S/.17.6 million), comprising 22 multi-family buildings of 12 floors each, located in Cercado de Lima, and the housing project “Los Parques de Carabayllo” (S/.16.6 million) comprising 24 buildings of 4 floors each, located in Carabayllo. The housing project “Los Parques de San Martin” (S/.53.2 million) comprising 20 multi-family buildings of 5, 10 and 12 floors, located in San Martin de Porres; the housing project “Barranco” (S/.9.9 million) comprising a 16-storey building with 40 apartments; and the “Real 8-9” project (S/.21.4 million) where a 16-storey building will be built with 32 offices of 500m2 each.

(All amounts are expressed in thousands of S/. unless otherwise stated)

During the year, the Company has capitalized financing costs for these construction projects amounting to S/.5.9 million (S/.6 million in 2013 and S/.4.3 million in 2012).

Construction materials -

In 2014, the Group opened new projects and acquired construction materials by S/.10.1 million, which mainly relate to the projects: Km 117 Montaje Electrico Concentradora by S/.2.9 million, the Chancadora Primavera project for S/.2.3 million, PAD project Phase 111 – Cero Verde for S/.1.5 million and other minor projects for S/.3.3 million. The balance at December 31, 2014 shows an increase compared to 2013 which mainly corresponds to the EPC projects “Immaculate Mining Plant” which increased S/.23 million and Consorcio Vial Quinua project which increase for S/.10.05 million. However, the Consorcio Rio Mantaro project decreased from 2013 for S/.10 million.

At December 31, 2014, projects in the closing process include Consorcio Tren Eléctrico Lima, Estación de Gas y Acometida Fénix – Calidda, Edificio Real 8 & 9, Oficina Rivera Navarrete, Consorcio Tormocho and other smaller projects.

The movement of the provision for impairment of inventories is as follows:

	2013	2014

Initial balance	10,981	10,445
Additions	2,239	62
Write off	(2,775)	(3,069)

Final balance	10,445	7,438

At December 31, 2014 borrowings are guaranteed with land and real state work in progress of the followings projects: “Parque Central”, “Barranco”, “Parque de San Martín”, “Pezet” and “Parque del Agustino II”. The amount guaranteed amounts to S/.203.47 million (S/.509.57 million in 2013).

15	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This account comprises:

	December 31,
	2013	2014

Associates	28,209	82,494
Joint ventures	59,758	147,069

	87,967	229,563

The amounts recognized in the income statement are as follows:

	2012	2013	2014

Associates	114	11,104	29,132
Joint ventures	490	22,458	24,313

	604	33,562	53,445

a)	Investment in associates

Set out below are the associates of the Group as at December 31, 2013 and 2014. The associates listed below have share capital solely consisting of common shares, which are held directly by the Group. None of the associates are listed companies; therefore there is no quoted market price available for their shares.

(All amounts are expressed in thousands of S/. unless otherwise stated)

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2013	2014	2013	2014
		%	%

Asociación en Participación
Panorama Plaza de Negocios	Common	-	35.00	-	38,932
Promoción Inmobiliaria del Sur S.A.	Common	23.86	23.86	16,298	23,930
Concesionaria Chavimochic S.A.C.	Common	-	26.50	-	13,336
JV Panama	Common	15.00	15.00	2,755	2,755
Betchel Vial y Vives Servicios
Complementarios Ltda.	Common	-	40.00	-	2,345
Ingenieria y Construccion
Vial y Vives OGP-1 Ltda.	Common	40.00	40.00	8,450	286
Sierra Morena S.A.	Common	33.33	33.33	305	272
Others				401	638

				28,209	82,494

The	most significant investments are described as follows:

i)	Asociación en Participación Panorama Plaza de Negocios -

An entity which owns a land property in the District of Santiago de Surco, on which a real estate Project is being developing which comprises a commercial area and two buildings.

ii)	Promoción Inmobiliaria del Sur S.A -

An entity with major asset in the form of land of 24,957,300 m2 located in Lurin, which will be used for real estate developments. Based on recent appraisals of the property, Management believes that the commercial value of this property is higher that its carrying amount.

iii)	Concesionaria Chavimochic S.A.C. -

An entity that was awarded with the implementation of the Chavimochic irrigation Project, including: a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities will start in 2015; the concession effective period is 25 years and the total entire investment amounts US$647 million.

iv)	JV Panama -

A limited company incorporated under the laws of Barbados, which provides engineering services to mining companies in Panama.

v)	Betchel Vial y Vives Servicios Complementarios Limitada -

An entity mainly engaged in providing engineering services, acquisitions, construction services and other related services, including sales and leases of machinery, tools and equipment.

vi)	Ingeniería y Construccion Vial y Vives OGP-1 Ltda -

This entity is mainly engaged in the execution of civil construction work, industrial assembly and engineering works at Escondida Mine in Chile; its business purpose is to expand the processing capacity of its client.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The following table shows financial information of the principal associates:

Summarized financial information for associates -

	Promoción Inmobiliaria del Sur S.A		Ingeniería y Construcción Vial y Vives OGP-1 Ltda.		Chavimochic S.A.C.	Asociación en participación Panorama Plaza de Negocios(*)
	At December 31,	At December 31,	At December 31,		At December 31,	At December 31,
	2013	2014	2013	2014	2014	2014

Current
Cash and cash equivalents	937	48,545	572	3,238	5,200	52,748
Other current assets (excluding cash)	146	25,806	156,328	43,380	81,324	216,296

Total current assets	1,083	74,351	156,900	46,618	86,524	269,044

Financial liabilities (excluding trade payables)	187	-	-	27,229	30,288	2,385
Other current liabilities
(including trade payables)	102	34,351	135,761	18,674	14,834	200,590

Total current liabilities	289	34,351	135,761	45,903	45,122	202,975

Non-current
Assets	156,749	49,365	-	-	8,980	61,945

Financial liabilities	-	-	-	-	-	16,418
Other liabilities	89,237	-	-	-	57	247

Net assets	68,306	89,365	21,139	715	50,325	111,349

	Promoción Inmobiliaria del Sur S.A			Ingeniería y Construcción Vial y Vives OGP-1 Ltda			Chavimochic S.A.C	Asociación en participación Panorama Plaza de Negocios
	At December 31,			At December 31,			At December 31,	At December 31,
	2012	2013	2014	2012	2013	2014	2014	2014

Revenue	20,560	44,552	88,870	6,437	127,528	220,701	67,473	9
Depreciation and amortization	(79)	(69)	(73)	(5,562)	(101,320)	-	(216)	(489)
Interest income	63	52	29	-	-	-	61	10,918
Interest expenses	(2)	(2)	(3)	-	-	-	(126)	(7,420)
Profit or loss from continuing operations	11,183	43,234	82,080	875	26,208	27,828	175	955
Income tax expense	(2,601)	(13,365)	(24,521)	(175)	(5,398)	(5,694)	(57)	(654)

Post-tax profit from continuing operations	7,009	29,971	61,402	700	20,810	22,134	118	301

Other comprehensive income	-	-	-	-	-	-	-	-

Total comprehensive income	7,009	29,971	61,402	700	20,810	22,134	118	301

(*) Asociación en Participación Panorama Plaza de Negocios financial statements are presented to November 30, 2014.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The movement of the investments in associates is as follows:

	2012	2013	2014

Opening balance	25,953	24,719	28,209
Acquisition through business combinations (Note 31)	2,891	346	-
Contributions	-	-	51,244
Equity interest in results	114	11,104	29,132
Dividends received	-	(2,980)	(25,191)
Return of capital	(2,057)	-	-
Sale of investments	-	(6,684)	-
Conversion adjustment	(2,182)	1,704	(900)

Final balance	24,719	28,209	82,494

In 2012, 2013 and 2014 the following significant movements were carried out:

-	In March 2014, Constructora Norberto Odebrecht S.A. and Odebrecht Partipacoes e Investimentos S.A. formed Concesionaria Chavimochic S.A.C., in which the Company has a 26.5% interest by means of a capital contribution of S/.13.3 million in March 2014.

-	In June 2014, the Company acquired 35% interest in the share capital of Asociacion Panorama Plaza de Negocios, through its subsidiary Viva GyM for S/.37.8 million.

-	During the course of 2014, the Group received dividends mainly from its associates Promoción Inmobiliaria del Sur S.A., Ingeniería y Construcción Vial y Vives OGP -1 Limitada and from Betchel Vial y Vives Servicios Complementarios Ltda. totaling S/.3.4 million, S/.16.6 million and S/.4.9 million, respectively.

-	In December 2013, the Group sold its interest in Inmobiliaria San Silvestre S.A. The principal underlying asset of this associate is a plot of land located in San Isidro. The price was determined in function of the fair value of the land which amounted to S/.5.6 million, giving rise a gain of S/.3.2 million which has been recognized in the income statement.

-	In December 2013, the Group sold 4,123,783 shares of Inversiones Real Once S.A. The sale price was S/.6.8 million and profit generated from the transaction was S/.2.5 million which has been recognized in the income statement.

-	In October 2012, as a result of the acquisition of 74% of shares capital in Ingeniería y Construcción Vial y Vives (Vial y Vives) (Note 31-b), the Group recognized its investments in the associate maintained by Vial y Vives. Such investments mainly consist of investments in Ingeniería y Construccion Bechtel, Vial y Vives Limitada for S/.2.6 million. Additionally, these investments also include Ingeniería y Construcción Bechtel Vial y Vives OGP-1 Ltda.

(All amounts are expressed in thousands of S/. unless otherwise stated)

b)	Investment in Joint Ventures

Set out below are the joint ventures of the Group as of December 31, 2013 and 2014.

				Carrying amount
		Interest in capital		At December 31,
Entity	Class	2013	2014	2013	2014
		%	%

Tecgas N.V.	Common	-	51.00	-	75,836
Constructora SK-VyV Ltda.	Common	50.00	50.00	37,542	42,175
Sistemas SEC	Common	49.00	49.00	10,452	10,057
G.S.J.V. SCC	Common	-	50.00	-	8,121
Logistica Químicos del Sur S.A.C.	Common	50.00	50.00	7,287	7,316
Consorcio DSD Echeverria Izquierdo	Common	50.00	50.00	4,284	3,388
Consorcio Vial y Vives Mena y Ovalle Ltda.	Common	50.00	50.00	193	176

				59,758	147,069

i)	Tecgas N.V.

This entity provides services of operations and maintenance of oil pipelines and related activities. Currently its activities are focused in the service agreement of operations and maintenance of oil pipelines of the concession of Transportadora de Gas del Perú S.A.A. - TGP (its largest customer). The acquisition of an additional interest in the latter company will enable the Company to extend its services in to order to bring operating and maintaining services to the Southern gas pipeline (“gasoducto del sur”).

ii)	Constructora SK - VyV Ltda -

This entity is mainly engaged in the execution of civil construction work and industrial assembly, construction, buildings and carrying out engineering projects, in general, and any other business agreed upon by the partners for the project “Caserones” of the client Minera Lumina Cooper.

iii)	Sistemas SEC -

The company’s activities include the renovation and automation of the electrical system and signaling of railways and communications within Santiago - Chillán - Bulnes - Caravans and Conception areas. The contract was awarded to SEC in 2005 for a period of 16 years.

iv)	G.S.J.V. SCC -

An entity engaged in designing, acquiring and building the gold-processing plant for Sedgman S.A. its partner in the implementation the Aurora Project of Guyana Goldfields.

v)	Logistica de Quimicos del Sur S.A.C. -

The business purpose of Logistica de Quimicos del Sur S.A.C. (LQS) is to provide services of receiving, storing, shipping, and transport of sodium hydrosulfide to Sociedad Minera Cerro Verde S.A.A.

vi)	Consorcio DSD Echeverria Izquierdo Limited -

The purpose of this company is exclusively the execution of civil works and electromechanical assemblies for mining project Ministro Hales, which is owned by Codelco. It was made part of the Group through the acquisition of DSD Construcciones y Montajes S.A. (see Note 31-c).

(All amounts are expressed in thousands of S/. unless otherwise stated)

The following table shows financial information of the principal joint ventures:

Summarized financial information for joint ventures -

	Constructora SK-VyV Ltda.		Sistemas SEC		Tecgas N.V.
	At December 31,		At December 31,		At December 31,
	2013	2014	2013	2014	2013	2014

Current
Cash and cash equivalents	871	692	181	68	-	35,009
Other current assets (excluding cash)	153,019	91,606	22,248	18,329	-	53,370

Total current assets	153,890	92,298	22,429	18,397	-	88,379

Financial liabilities (excluding trade payables)	-	68	1,935	42	-	-
Other current liabilities
(including trade payables)	78,782	7,921	17,487	8,867	-	81,917

Total current liabilities	78,782	7,989	19,422	8,909	-	81,917

Non-current

Assets	-	103	24,618	16,239	-	201,362

Financial liabilities		-	-		-	-
Other liabilities	-	91	6,296	5,198	-	59,126

Total non-current liabilities	-	91	6,296	5,198	-	59,126

Net assets	75,108	84,321	21,329	20,529	-	148,698

Revenue	593,258	298,156	37,912	362	-	-
Depreciation and amortization	(68)	(426)	(236)	(2,069)	-	-
Interest income	-	83	-	1,409	-	-
Interest expenses	-	-	(582)	(1,065)	-	-
Profit or loss from continuing operations	63,266	46,916	2,835	2,474	-	-
Income tax expense	(12,164)	(8,964)	(684)	(1,305)	-	-

Post-tax profit from continuing operations	51,102	37,952	2,151	(1,169)	-	-

Other comprehensive income	-	-	-	-	-	-

Total comprehensive income	51,102	37,952	2,151	(1,169)	-	-

(All amounts are expressed in thousands of S/. unless otherwise stated)

The movement of the investments in joint ventures is as follows:

	2012	2013	2014

Opening balance	-	12,727	59,758
Acquisition through business combination (v) (Note 31)	12,237	2,262	-
Contributions	-	-	78,615
Debt capitalization	-	7,989	-
Equity interests in results	490	22,458	24,313
Dividends received	-	(1,708)	(11,527)
Adjustment SEC (iv)	-	9,379	-
Adjustment LQS (iv)	-	7,408	-
Conversion adjustment	-	(757)	(4,090)

Final balance	12,727	59,758	147,069

In 2014, 2013 and 2012 the following significant movements were carried out:

i)	In December 2014, the Company acquired 51% of the share capital of Tecgas N.C. (current strategic partner of Transportadora de Gas del Perú), which holds 100% the share capital of Compañía Operadora de Gas del Amazonas (hereinafter COGA) for a total of S/.75.8 million. This investment includes goodwill resulting from the purchase amounting to S/.61.4 million.

ii)	In July 2014, the Company acquired 50% interest in the share capital of G.S.J.V. SCC, through a subsidiary of GyM S.A. for S/.2.78 million.

iii)	The Group received dividends in 2014 from Constructora SK – VyV Ltda., for S/.11.5 million.

iv)	In 2013, the Company reassessed the nature of the rights attributed to its partners based on the provisions of IFRS 10 and concluded that the parties have joint control instead of being subsidiaries; therefore, Logística de Químicos del Sur S.A.C. (LQS) and Sistemas SEC SA (hereinafter SEC) were de-consolidated from the Group and recorded under the equity method of accounting. The effect of this reassessment on total assets and total shareholders’ equity is not significant to the financial statements for any of the periods presented.

v)	In October 2012, as a result of the acquisition of 74% of shares capital in Ingeniería y Construcción Vial y Vives (Vial y Vives), the Group recognized its investments in joint ventures maintained by Vial y Vives which corresponds to mainly Constructora SK-VyV Ltda. for S/.12.2 million. Additionally, these investments also include Consorcios Vial y Vives and Mena y Ovalle Ltda.

(All amounts are expressed in thousands of S/. unless otherwise stated)

16	PROPERTY, PLANT AND EQUIPMENT

The movement in property, plant and equipment accounts and its corresponding accumulated depreciation for the year ended December 31, 2014, 2013 and 2012 is as follows:

		Own occupied			Furniture and	Other	Replacement	In-transit	Assets under
	Land	buildings	Machinery	Vehicles	fixtures	equipment	units	units	construction	Total

At January 1, 2012
Cost	17,674	86,265	629,163	222,227	28,501	91,542	9,071	6,922	65,712	1,157,077
Accumulated depreciation	-	(15,624)	(288,659)	(89,600)	(16,530)	(59,751)	-	-	-	(470,164)

Net cost	17,674	70,641	340,504	132,627	11,971	31,791	9,071	6,922	65,712	686,913

Net initial cost	17,674	70,641	340,504	132,627	11,971	31,791	9,071	6,922	65,712	686,913
Additions	3,713	17,955	136,853	82,363	7,161	29,962	784	28,033	97,393	404,217
Acquisition of subsidiary - Vial y Vives	5,128	-	32,055	75	1,547	379	-	-	-	39,184
Acquisition of subsidiary - Stracon GyM	-	-	24,504	47,233	31	-	-	-	-	71,768
Reclassifications	-	(608)	(21,555)	20,459	(216)	22,045	1,218	(15,609)	(5,734)	-
Transfers to intangibles (Note 17)	-	-	-	-	-	-	-	-	(59,755)	(59,755)
Deduction for sale of assets	-	(5,790)	(45,868)	(16,284)	(633)	(6,281)	(63)	-	-	(74,919)
Adjustments and/or reclassifications for cost – asset disposal	-	1,791	(3,216)	1,994	1,675	(1,729)	(806)	(23)	683	369
Depreciation charge	-	(6,664)	(81,798)	(53,306)	(8,738)	(21,642)	(47)	-	-	(172,195)
Depreciation for sales deductions	-	1,198	34,234	10,987	537	5,704	-	-	-	52,660
Adjustments and/or reclassifications for asset depreciation	-	-	1,821	(1,185)	(5,248)	644	5	-	-	6,533
Depreciation for transfers	-	(362)	(22,427)	(2,565)	(236)	(20,449)	(11)	-	-	-
Foreign currency translation effect	-	-	-	-	-	-	-	-	(1,244)	(1,244)

Net final cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531

At December 31, 2012
Cost	26,515	99,613	751,936	358,067	38,066	135,918	10,204	19,323	97,055	1,536,697
Accumulated depreciation	-	(20,728)	(311,975)	(135,669)	(19,247)	(95,494)	(53)	-	-	(583,166)

Net cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531

(All amounts are expressed in thousands of S/. unless otherwise stated)

		Own occupied			Furniture and	Other	Replacement	In-transit	Assets under
	Land	buildings	Machinery	Vehicles	fixtures	equipment	units	units	construction	Total

At January 1, 2013
Cost	26,515	99,613	751,936	358,067	38,066	135,918	10,204	19,323	97,055	1,536,697
Accumulated depreciation	-	(20,728)	( 311,975	(135,669)	(19,247)	(95,494)	(53)	-	-	(583,166)

Net cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531

Net initial cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531
Additions		6,713	63,155	31,445	3,419	22,061	3,537	19,585	91,450	241,365
Acquisition of subsidiary – DSD (Note 31)	2,965	624	44,493	2,973	94	1,773	-	-	-	52,922
Desconsolidation SEC y LQS	-	(1,555)	(5,187)	(119)	(382)	(158)	-	-	(19,108)	(26,509)
Reclassifications	147	10,184	(35,627)	6,193	1,108	(4,417)	(2,494)	(15,823)	(30,525)	-
Transfers to intangibles (Note 17)	-	-	(948)	-	-	-	-	-	(38,656)	(39,604)
Deduction for sale of assets	-	(2,467)	(20,432)	(19,213)	(2,579)	(2,676)	-	-	-	(47,367)
Transfer to held for sale assets	-	-	(5,706)	(15,767)	-	-	-	-	-	(21,473)
Adjustments and/or reclassifications for
cost – assets disposal	-	(2,641)	(5,752)	(1,592)	(2,074)	(3,004)	(601)	(1,256)	(2,173)	(19,093)
Depreciation charge	-	(7,387)	(84,454)	(59,126)	(9,247)	(19,235)	(38)	-	-	(179,487)
Depreciation for transfers	-	(144)	(2,623)	(1,746)	(12)	1,010	(23)	-	-	-
Depreciation for sales deductions	-	1,587	14,984	11,961	2,432	1,276	-	-	-	32,240
Adjustments and/or reclassification for cost – asset depreciation	-	542	3,787	295	2,168	2,138	-	-	-	8,930
Foreign currency translations effect	(285)	(15)	(2,102)	(111)	23	(59)	-	-	-	(2,549)

Net final cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906

At December 31, 2013
Cost	29,342	110,456	855,084	361,876	37,675	149,438	10,646	21,829	98,043	1,674,389
Accumulated depreciation	-	(26,130)	(380,281)	(180,793)	(23,906)	(110,305)	(68)	-	-	(721,483)

Net cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906

(All amounts are expressed in thousands of S/. unless otherwise stated)

		Own occupied			Furniture and	Other	Replacement	In-transit	Assets under
	Land	buildings	Machinery	Vehicles	fixtures	equipment	units	units	construction	Total

At January 1, 2014
Cost	29,342	110,456	855,084	361,876	37,675	149,438	10,646	21,829	98,043	1,674,389
Accumulated depreciation	-	(26,130)	(380,281)	(180,793)	(23,906)	(110,305)	(68)	-	-	(721,483)

Net cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906

Net initial cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906
Additions	17	19,349	133,230	87,958	8,434	40,125	98	19,982	119,773	428,966
Acquisition of subsidiary - Morelco (Note 31 a)	794	1,370	61,212	1,844	332	1,829	-	-	3,375	70,756
Acquisition of subsidiary - Coasin (Note 31 b)	-	-	-	-	-	711	-	-	-	711
Reclassifications	-	67,454	(24,523)	(3,048)	468	(3,316)	(2,043)	(31,415)	(52,623)	-
Transfers to intangibles (Note 17)	-	-	-	-	-	-	-	-	(66,604)	(66,604)
Deduction for sale of assets	-	(3,066)	(61,508)	(52,364)	(2,514)	(3,087)	(851)	(830)	-	(124,220)
Adjustments and/or reclassification for cost – assets disposal	-	2,327	10,404	(1,402)	(585)	(8,319)	(605)	-	801	(22,841)
Depreciation charge	-	(11,996)	(89,462)	(52,697)	(6,896)	(22,100)	(7)	-	-	(183,158)
Depreciation for transfers	-	(2,222)	375	(3,036)	958	3,925	-	-	-	-
Depreciation for sale deductions	-	2,959	45,001	33,458)	2,214	2,394	71	-	-	86,097
Adjustments and/or reclassification for cost – asset depreciation	-	1,910	8,339	1,253	351	5,753	-	-	-	17,606
Foreign currency translations effect	(677)	(285)	(8,424)	(787)	585	335	-	(389)	(86)	(11,568)

Net final cost	29,476	(157,472)	577,685)	(192,262)	15,946	56,173	7,241	9,177	102,679	1,148,651

At December 31, 2014
Cost	29,476	192,951)	993,713)	394,077)	43,225	177,046	7,245	9,177	102,679	1,949,589
Accumulated depreciation	-	(35,479)	(416,028)	(201.815)	(27,279)	(120,333)	(4)	-	-	(800,938)

Net cost	29,476	157,472	577,685	192,262	15,946	56,713	7,241	9,177	102,679	1,148,651

(All amounts are expressed in thousands of S/. unless otherwise stated)

In 2014 and 2013, additions to cost correspond to the acquisition of fixed assets under finance leases and by direct acquisition.

The balance of assets under construction at December 31, 2014, relate mainly to investments made by the subsidiary GMP SA for S/.47.4 million (S/.37.6 million at December 31, 2013) for the activities of oil drilling in order to increase exploitation of oil and gas (25 wells in 2014 and 16 wells in the 2013). Additionally, the balance includes the construction work of the offices in the new administrative headquarters of the Company in Petit Thouars avenue, amounting to S/.28.9 million (S/.26.8 million in 2013 and S/.25.3 million by remodeling the administrative headquarters in Surquillo in 2013) and the subsidiary GyM S.A. maintains a balance of S/.12 million relating to the construction of a corrective preventive maintenance at the Constancia mine.

In 2014 the sale of fixed assets amounted to S/.43.1 million (S/.20.4 million and S/.22.2 million in 2013 and 2012, respectively), resulting in a profit of S/.4.9 million (a profit of S/.0.7 million and S/.1.2 million in 2013 and 2012, respectively), which is shown in the income statement under “other income and expenses”.

The amount of S/.21.5 million transferred to held-for-sale assets in 2013 consisted of certain machinery and furniture owned by the Chilean subsidiary of GyM S.A., for the execution of a project in Chile. Management approved their sale. Most of these assets could not be sold in 2014 due to unfavorable market conditions. As a consequence, Management performed an assessment of their fair value which resulted in the recognition of an impairment loss of S/.11.96 million (S/.10.34 million which is included in “other income and expenses” and S/.1.6 million of translation adjustment included in other comprehensive income. Management expects to recoup this amount through the sale of the assets in 2015.

Depreciation of fixed assets and investment properties for the year is broken down in the income statement as follows:

	2012	2013	2014

Cost of services and goods	159,526	166,098	168,633
Administrative expenses	11,980	13,389	14,525
Capitalization to inventories	689	-	-

Total depreciation related to property, plant and equipment	172,195	179,487	183,158

(+) Depreciation related to investment property	1,512	1,992	2,151
(-) Capitalization to inventories	(689)	-	-

Total depreciation charged to expenses	173,018	181,479	185,309

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease agreements is broken down as follows:

	December 31,
	2013	2014

Cost	480,099	643,498
Accumulated depreciation	(201,999)	(264,343)

Net cost	278,100	379,155

Property, plant and equipment amounting to S/.95.6 million (S/.240.5 million in 2013) have been pledged granted as guarantee of certain borrowings.

(All amounts are expressed in thousands of S/. unless otherwise stated)

17	INTANGIBLE ASSETS

The movement of intangible assets and that of their corresponding accumulated amortization, as of December 31, 2014, 2013 and 2012, is as follows:

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use right	Other assets	Totals

At January 1, 2012
Cost	46,904	-	390,039	17,518	26,771	114,327	3,623	13,288	21,376	633,846
Accumulated amortization and impairment	(21,995)	-	(207,649)	(4,907)	(12,240)	(65,548)	(3,623)	-	(87)	(316,049)

Net cost	24,909	-	182,390	12,611	14,531	48,779	-	13,288	21,289	317,797

Net initial cost	24,909	-	182,390	12,611	14,531	48,779	-	13,288	21,289	317,797
Additions	-	-	28,406	-	3,998	4,897	-		1,956	39,257
Acquisition of subsidiary - Vial y Vives (Note 31)	28,944	75,845	-	23,024	-	-	-	-	-	127,813
Acquisition of subsidiary - Stracon GyM (Note 31)	13,366	-	-	9,976	-	-	-	-	-	23,342
Deductions	-	-	(263)	-	(20)	-	-	-	(13,962)	(14,245)
Transfers from assets under construction (Note 16)	-	-	-	-	(7,654)	59,686	-	-	69	59,755
Disposals - cost	-	-	(537)	-	-	-	-	-	(38)	(8,229)
Amortization charge	-	(410)	(31,413)	(7,147)	(10,427)	(21,828)	-	-	(260)	(71,485)
Disposals - amortization	-	-	29	-	6,307	-	-	-	57	6,393

Net final cost	67,219	75,435	178,612	38,464)	6,735)	91,534	-	13,288	9,111	480,398

At December 31, 2012
Cost	89,214	75,845	417,645	50,518	23,095	178,910	3,623	13,288	9,401	861,539
Accumulated amortization and impairment	(21,995)	(410)	(239,033)	(12,054)	(16,360)	(87,376)	(3,623)	-	(290)	(381,141)

Net cost	67,219	75,435	178,612	38,464	6,735	91,534	-	13,288	9,111	480,398

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use right	Other assets	Totals

At January 1, 2013
Cost	89,214	75,845	417,645	50,518	23,095	178,910	3,623	13,288	9,401	861,539
Accumulated amortizationand impairment	(21,995)	(410)	(239,033)	(12,054)	(16,360)	(87,376)	(3,623)	-	(290)	(381,141)

Net cost	67,219	75,435	178,612	38,464	6,735	91,534	-	13,288	9,111	480,398

Net initial cost	67,219	75,435	178,612	38,464	6,735	91,534	-	13,288	9,111	480,398
Additions	-	-	14,622	-	5,106	-	-	-	4,976	24,704
Acquisition of subsidiary - DSD (Note 31)	6,128	-	218	7,373	-	-	-	-		13,719
Desconsolidation SEC y LQS	-	-	(1,203)	-	(902)	-	-	-	(5)	(2,110)
Transfers from assets under construction (Note 16)	-	-	2,122	-	290	38,621	-	-	(1,429)	39,604
Disposals - cost	-	(33)	(1,965)	(100)	(42)	(317)	-	-	(1,307)	(3,764)
Amortization charge	-	(2,458)	(18,816)	(16,202)	(7,084)	(31,236)	-	-	(2,591)	(78,387)
Disposals - amortization		-	(323)	-	(6)	-	-	-	322	(7)
Foreign currency translations effect	-	-	6,728	-	-	-	-	-	-	6,728

Net final cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885

At December 31, 2013
Cost	95,342	75,812	438,167	57,791	27,547	217,214	3,623	13,288	11,636	940,420
Accumulated amortization and impairment	(21,995)	(2,868)	(258,172)	(28,256)	(23,450)	(118,612)	(3,623)	-	(2,559)	(459,535)

Net cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use right	Other assets	Totals

At January 1,2014
Cost	95,342)	75,812	438,167)	57,791	27,547	217,214	3,623	13,288	11,636	940,420
Accumulated amortization and impairment	(21,995)	(2,868)	(258,172)	(28,256)	(23,450)	(118,612)	(3,623)	-	(2,559)	(459,535)

Net cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885

Net initial cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885
Additions	-	-	135,502	-	2,804	-		-	5,238	143,544
Acquisition of subsidiary - Morelco (Note 31 a)	105,764	33,326	847	30,318	-	-	-	-	-	170,255
Acquisition of subsidiary - Coasin (Note 31 b)	5,743	-	6	-	1,371	-	-	-	-	7,120
Transfers from assets under construction (Note 16)	-	-	1,845	-	1,677	64,759	-	-	(1,677)	66,604
Reclassifications	-	-	920	-	180	(251)	-	-	(849)	-
Disposals - cost	-	-	(16,016)	-	(29)	-	-	-	(91)	(16,136)
Amortization charge	-	-	(26,823)	(14,987)	(3,013)	(31,780)	-	-	(778)	(77,381)
Disposals - amortization	-	-	15,491	-	1	-	-	-	-	15,492
Amortization reversal (Vial y Vives)	-	2,651	-	-	-	-	-	-	-	2,651
Foreign currency translations effect	(2,597)	(6,370)	(88)	(1,876)	(1,319)	-	-	-	-	(12,250)

Net final cost	182,257	102,551	291,679	42,990	5,769	131,330	-	13,288	10,920	780,784

At December 31, 2014
Cost	204,252	102,768	561,183	86,233	32,231	281,722	3,623	13,288	14,257	1,299,557
Accumulated amortizationand impairment	(21,995)	(217)	(269,504)	(43,243)	(26,462)	(150,392)	(3,623)	-	(3,337)	(518,773)

Net cost	182,257	102,551	291,679	42,990	5,769	131,330	-	13,288	10,920	780,784

(All amounts are expressed in thousands of S/. unless otherwise stated)

a)	Goodwill -

Management reviews the results of its businesses based on the type of economic activity carried out. Economic activities which have given rise to goodwill in the Group are construction, electro-mechanical, engineering services and the sale of IT equipment and services and Telecommunications services.

Goodwill from cash-generating units is allocated to the following segments:

	December 31,

	2013	2014
Construction - Engineering (Note 31 a, c y d)	35,072	138,239
Construction - Mining services (Note 31-e)	13,366	13,366
Construction - Electromechanical	20,737	20,737
Information technology services	4,172	4,172
Telecommunications services (Note 31-b)	-	5,743

	73,347	182,257

Goodwill from information technology services arose from the previous acquisition in prior years of subsidiary Gestión de Servicios Digitales S.A.

Goodwill from the electromechanical engineering business corresponds to the previous acquisition in prior years of subsidiary GMA S.A., which was later merged with subsidiary GyM S.A.

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required.

The main criteria used by the Group to determine the value in use are as follows:

	Mining construction services	Engineering construction	Electro- mechanical	IT equipment and services	Telecommunication services

2013 -
Gross margin	17.00%	12.99%	10.80%	31.89%	-
Growth rate	3.00%	3.00%	3.00%	3.00%	-
Discount rate	12.00%	9.80%	9.80%	22.40%	-

2014 -
Gross margin	12.60%	10.70%	8.73%	41.16%	11.10%
Growth rate	2.00%	3.00%	2.00%	0.00%	5.00%
Discount rate	13.00%	8.36%	13.00%	13.00%	10.76%

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

(All amounts are expressed in thousands of S/. unless otherwise stated)

b)	Trademarks -

The Group acquired trademarks in business combination processes of Vial y Vives S.A.C. (S/.75.4 million) in October 2012 and of Morelco (S/.33.32 million) in December 2014. The total carrying amount of these assets amount to S/.102.5 million at December 31, 2014 (S/.72.9 million in 2013). In 2014, the Group determined that trademarks arising from business combinations have an indefinite life; accordingly these assets are tested for impairment annually as explained in a) above. In this regard, the amortization previously recorded in 2013 and 2012 amounted to S/.2.5 million has been reverse against profit and loss in 2014.

As a result of these assessments, no provision for impairment was considered necessary to be made.

Major assumptions used by the Group to determine the value in use are as follows:

Engineering construction
2014 -
Gross margin	10.70%
Growth rate	3.00%
Discount rate	8.36%

c)	Concessions -

This intangible asset includes the value attributable to the concession for the Ancón-Huacho-Pativilca road section of the Panamericana Norte highway. Intangibles arising from this concession as of December 31, 2014 mainly comprise the EPC contract for S/.101.39 million; highway improvement for S/.21.5 million; and initial capitalized expenses for S/. 12.2 million (S/.109.2 million, S/.20.2 million and S/.12.2 million respectively in 2013. Under those contracts the Concessionaire has to construct, improve and rehabilitate the road infrastructure over the effective period of the concession.

During 2014, the following transactions took place: i) subsidiary GMP S.A. acquired the right of subscription in Terminales del Perú for the operation of the northern freight platforms for a period of 20 years for an amount of S/.12.2 million and the acquisition of the rights to subscription in the renewal of the operational agreement of the Consorcio Terminales del Sur (1 year) for S/.1.2 million; ii) Subsidiary Norvial S.A. invested S/.82.70 million in the construction of the second tranche of the highway “Ancón - Huacho - Pativilca”; iii) Subsidiary GMD S.A. invested an amount of S/.15.2 million that comprises projects of technology for the Oficina de Normalización Previsional for S/. 9.5 million, in the project of Superintendencia Nacional de Registros Públicos (SUNARP) for S/.1.2 million, in the project of ISO Infraestructura for S/.1.1 million en el proyecto de ISO Infraestructura and S/.3.4 million in licenses and other tools; investments of the concession Vía expresa Sur for S/.15.85 related to the extension of vía expresa Sur in conection with San Juan de Miraflores district, which accounts for 53% of the non-guaranteed revenue by the concessionaire (bifurcated model) and othe minor projects for an amount of S/.7.6 million (That correspond to the subsidiaries GyM S.A., Concar S.A. y Viva GyM S.A.

d)	Costs of development of wells -

Through one of its subsidiaries, the Group operates and extracts oil from two fields (Block I and Block V) located in the province of Talara in northern Peru. Both oil fields are operated under long-term service agreements by which the Group provides hydrocarbon extraction services to Perupetro, the government-run oil company. Hydrocarbons extracted from each field belong to Perupetro, which in turn pays the Group a variable fee per barrel of lifted hydrocarbons, which is based on a basket of international crude prices and the level of production. The fee is paid on a monthly basis. The Group’s activities are focused on development and production of proved reserves and are conducted in mature oil fields, which have been producing oil for over 100 years (in the case of Block I) and over 50 years (in the case of Block V). Such service contracts do not qualify as public service concessions, as

(All amounts are expressed in thousands of S/. unless otherwise stated)

defined by IFRIC 12. The extraction services that the Group provides and the infrastructure that it maintains are not a service that is provided to the public. Such infrastructure is not designed for public use and the services provided are exclusively for Perupetro.

As part of the Group’s obligations under the service contracts, it is required to invest in certain costs to prepare the wells located in Block I and Block V for providing oil and hydrocarbon exploitations services, which are capitalized as part of the intangible asset with a carrying amount on December 31, 2014 of S/.128.2 million and S/.5 million, respectively (S/.91.8 million and S/.6.9 million at December 31, 2013, respectively). These blocks are amortized along the concession terms, which set maturity in 2021 for Block I and in 2023 for Block V.

Amortization of intangible assets -

The amortization of intangibles is distributed in the income statement as follows:

	2012	2013	2014

Cost of sales (Note 25)	60,517	67,254	68,089
Administrative expenses (Note 25)	10,968	11,133	6,641

	71,485	78,387	74,730

On December 10, 2014, the subsidiary GMP S.A. was awarded by the Peruvian Government the right to exploit for 30 years Oil Blocks III and IV (owned by the estate company Perupetro) located within the Talara basin, in the city of Piura, in the northern region of Peru.

GMP’s winning technical-economic bid engages it to drill 230 development wells in Block III and 330 development wells in Block IV for 10 years. The total expected investments in both wells amount to US$560 million. Operations are expected to start in April 2015 in both Blocks, with a production of 1,700bpd while the drilling obligation is engaged to become effective one year after the beginning of operations.

18	BORROWINGS

This item comprises:

	Total		Current		Non- current
	As of December 31,		As of December 31,		As of December 31,
	2013	2014	2013	2014	2013	2014

Bank loans	514,228	1,419,428	381,005	1,300,636	133,223	118,792
Finance leases	281,594	332,151	105,114	124,819	176,480	207,332

Total debt	795,822	1,751,579	486,119	1,425,455	309,703	326,124

a)	Bank loans -

At December 31, 2014 and 2013 this item comprises bank borrowings contracted in local and foreign currency intended for working capital. These obligations are subject to fixed interest rates ranging between 1% and 9% in 2014 and between 2% and 9% in 2013.

At December 2014, subsidiary GyM S.A. received loans for a total amount of S/.434 million from BBVA Continental, Scotiabank and Banco Santander; those borrowings mature between January and March 2015 and bear interest at an annual rate that range between 1% and 5.90%.

In June 2014, the subsidiary GyM Ferrovías signed a short term loan with BBVA Continental of S/.200 million at an interest rate of 5.75%, due on December 2014. In December 2014, the short term loan with BBVA Continental was refinanced through a short term loan provided by BCP, due in February 2015. In August 2014, another short term loan with Banco de Crédito del Perú-BCP of S/.200 million at an interest rate of 5.90%, due on January 2015. Both loans will be cancelled with an

(All amounts are expressed in thousands of S/. unless otherwise stated)

international bond issuance under the Regulation S, to be placed in February 2015. This issuance will consist of 25-year corporate bonds, at inflation adjusted (VAC) interest rate, to be place mainly to insurance companies and pension funds.

In January 2014, subsidiary Norvial S.A. signed a short-term loan agreement with Banco de Crédito del Perú (BCP) for a total S/.120 million and US$12 million. On the same date, under such credit facility, S/.50 million was disbursed at an annual effective rate of 6.32% and during 2014 a total of S/.85 million have been disbursed. This loan will be settled with the issuance of bonds to be placed in the Peruvian capital market to finance the construction of the second phase of “Ancón - Huacho Pativilca” highway.

During 2014, Viva GyM S.A. maintained bank borrowings and promissory notes equivalent to S/.140.4 million (S/.109.3 million in December 2013) with local financial institutions at interest rates ranging between 3% and 8%. Proceeds were used to purchase land properties (Note 14) and working capital.

During 2014, CAM Chile S.A., a subsidiary of CAM Holding Sp.A., maintained bank borrowings and promissory notes equivalent to S/.45.6 million, with local financial institutions at interest rates ranging between 4.02% and 7.92%, with maturity between January and October 2015, and in May 2018. The proceeds were used for working capital.

During 2014, GMD S.A. maintained promissory notes equivalent to S/.13.6 million with local financial institutions at interest rates ranging between 4.9% and 5.76%, with maturity in March 2015; the proceeds were used for working capital.

In April 2005, subsidiary Norvial S.A. signed two “Loan Agreements”; one with IFC and one with IDB; these multilateral financing organizations granted funding for the engineering, construction and acceptance of works relating to the first phase of the Concession Agreement totaling US$36 million (S/.123.5 million) with maturity in January 2014.

Between November and December 2013, subsidiary Concar S.A. contracted local currency bank borrowings for S/.51.2 million at December 31, 2013 to be used as working capital. These loans earn fixed interest rates ranging between 5.6% and 6%. These borrowings expired and were cancelled in June 2014 and have no specific guarantees.

In December 2013, the subsidiary GMI S.A. signed bank borrowings with local financial institutions, totaling S/.3.2 million and US$4.7 million (equivalent to S/.13.2 million), bearing fixed interest rates ranging between 5.45% and 7.5%. Acquired loans were used for working capital and they do not have collaterals. These loans borrowings expired and were cancelled in March 2014.

In September 2013, subsidiary GMP S.A. obtained a loan from Banco Continental of $8 million (equivalent to S/.21 million); the proceeds were used for working capital. This loan bears an annual interest of 4.34% and is secured by future cash flows of Block I Project (Note 17-d).

Additionally, the subsidiary GMP maintains a loan with Citibank N.A. as per the loan agreement signed on September 19, 2008 (amended on August 29, 2012), which was applied to the financing of the construction, equipment and operating the new Gas Pariñas Plant of the subsidiary. The major amendments to the original agreement include: an increase in the financed amount to US$28 million (S/.72 million), an extension of the repayment period and a reduction of accrued interest. The guarantees given to secure this obligation are: a mortgage on the land on which the Gas Pariñas Plant has been constructed; a pledge on the equipment and assignment of the cash flows to be obtained from sales to customers (Repsol, Llama Gas, Zeta Gas and Herco). Said loan reaches maturity in August 2020, as per the new conditions agreed upon. This debt bears interest at Libor (3m) + 1.75%, if the exchange rate, at the installment payment date, remains within the range from S/.2.60 to S/.2.75 per US$1 or (ii) 1.95%, if the stated range is not maintained. In order to reduce the exposure to Libor

(All amounts are expressed in thousands of S/. unless otherwise stated)

variation, the Company signed an interest rate swap with Citibank N.A., which establishes a fixed rate of 4.80% or 5.05%, based on each of the above cases. At December 31, 2014 the balance of this borrowing is S/.60.4 million (S/.66.4 million at December 31, 2013).

At December 31, 2014, the Company has renewable lines of credit totaling S/.2,459 million (S/.2,626 million 2013).

b)	Finance lease obligations -

The minimum payments to be made by maturity and present value of the finance lease obligations are as follows:

	December 31,
	2013	2014

Up to 1 year	115,698	138,988
From 1 to 5 years	193,233	225,844

	308,931	364,832
Future financial charges on finance leases	(27,337)	(32,681)

Present value of the obligations for finance lease contracts	281,594	332,151

The present value of finance lease obligations is as follows:

	December 31,
	2013	2014

Up to 1 year	115,114	124,819
From 1 to 5 years	166,480	207,332

	281,594	332,151

c)	Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amount current and non-current portion		Fair value
	As of December 31,		As of December 31,
	2013	2014	2013	2014

Loans from multilateral organizations	42,599	-	44,384	-
Other loans	753,223	1,751,579	642,842	1,705,843

	795,822	1,751,579	687,226	1,705,843

Fair values are determined based on discounted cash flows using borrowing rates of 4.4% and 8.0% (4.1% and 8.1% in 2013) information that corresponds to level 2 of the fair value hierarchy.

19	TRADE ACCOUNTS PAYABLE

This item comprises:

	December 31,
	2013	2014

Invoices payable	993,050	1,182,607
Notes payable	504	21

Total	993,554	1,182,628

Non-current
Invoices payable	(2,157)	(3,779)

Total current	991,397	1,178,849

(All amounts are expressed in thousands of S/. unless otherwise stated)

20	OTHER ACCOUNTS PAYABLE

This item comprises:

	December 31,
	2013	2014

Advances received from customers	701,813	684,256
Salaries and profit sharing payable	156,455	220,212
Put option liability - acquisition of Morelco (*)	-	113,829
Account payable - acquisition of Morelco (Note 31-a)	-	45,684
Other taxes payable	63,802	71,876
Loans from third-parties	29,771	56,025
IVA payable	28,787	45,043
Deposits in guarantee	17,342	14,599
Post-retirement benefits	8,995	9,850
Unbilled services	3,807	6,743
Account payable for the purchase of fixed assets	5,159	6,546
Deferred income	4,356	4,249
Other accounts payables	22,792	23,717

	1,043,079	1,302,629
Less non-current portion:
Put option liability – acquisition of Morelco	-	(113,829)
Account payable - acquisition of Morelco	-	(45,684)
Advances received from customers - GyM S.A.	(124,344)	(54,949)
Advances received from customers - Concar S.A.	(51,938)	(30,869)
Advances received from customers - GMD S.A.	-	(19,603)
Advances received from customers – GyM Ferrovías S.A.	-	(4,820)
Advances received from customers – Viva GyM S.A.	(9,723)	(4,679)
Post-retirement benefits - CAM Holding S.p.A.	(18,000)	(16,272)
Others	(1,391)	(4,181)

	(205,396)	(294,886)

Current portion	837,683	1,007,743

(*)	The balance of put option liability correspond to the agreement signed by the subsidiary GyM S.A. associated with the purchase of Morelco (Note 31 a).

The amortized cost of the other short – term accounts payable is similar to their carrying amounts due the fact to the short maturity.

Advances received from customers are discounted from billing, in accordance with the terms of the agreements. These advances mainly comprise:

(All amounts are expressed in thousands of S/. unless otherwise stated)

	December 31,
	2013	2014

Projects:
Consorcio Rio Mantaro	162,926	102,780
Proyecto HidroÑuble - Chile	-	84,488
Central Hidroeléctrica Machu Picchu	46,678	46,274
Stracon GyM	45,670	34,871
EPC Planta Minera Inmaculada	60,331	32,330
Consorcio Vial La Quinua	21,078	27,013
Proyecto Kelar - Chile	-	24,940
Proyecto Navarrete	4,678	24,447
Planta Concentradora Cerro Verde 2 Fase 1	9,800	22,675
Chilectra S.A.	3,819	22,167
Consorcio Construcciones y Montajes – CCM	8,005	21,844
Pad I Fase III - Sociedad Minera Cerro Verde	-	21,318
Panorama Plaza Negocios 2	19,552	16,143
Proyecto Antucoya	-	16,009
Túnel Santa Rosa II	12,016	15,967
Cora Cora	32,168	13,104
CER- Consorcio Menegua	-	11,974
Construcción Planta de Cal.	7,228	11,710
G&M Construcciones y Montajes - Bolivia	-	11,474
6-SK Refineria Esmeraldas-Ecuador	-	11,376
Chancadora Primaria CV2	-	9,806
K117 Montaje Eléctrico - Sociedad Minera Cerro Verde	-	7,989
Nuevo Campus Universitario UTEC	-	7,614
Oficinas Navarrete 2	-	7,381
Neo 10 y Real 8-9	6,535	7,259
Saga Centro Cívico	-	6,685
Shougan Hierro Perú SAA	7,545	5,172
Los Parques San Martín y Piura	9,671	4,397
Parque Central Club Residencial	8,468	2,897
Proyecto Barranco	10,108	2,892
Centro Empresarial Leuro 2do Etapa	13,531	1,954
Consorcio Peruano de Conservación	4,494	1,756
Consorcio Vial Ipacal	4,012	558
Los Parques de Comas	-	146
Los Parques del Agustino	-	173
GyM Chile SPA	51,387	-
Consorcio Rio Urubamba	8,166	-
Pezet 961	16,323	-
Consorcio GyM Conciviles	6,882	-
Proyecto Especial de Transporte Nacional	39,125	-
Consorcio Tren Eléctrico Lima	28,441	-
Contrato Red Vial 1	14,368	-
Consorcio HV	4,452	-
Edelnor	3,389	-
Other projects	30,967	44,673

	701,813	684,256

(All amounts are expressed in thousands of S/. unless otherwise stated)

21	PROVISIONS

This item comprises:

	December 31,
	2013	2014

Legal claims	12,217	13,056
Contingent liabilities from the acquisition of DSD (Note 31-c)	3,846	3,846
Contingent liabilities from the acquisition of Vial y Vives (Note 31-d)	6,006	1,890
Contingent liabilities from the acquisition of Morelco (Note 31-a)	-	17,533
Contingent liabilities from the acquisition of Coasin (Note 31-b)	-	2,658
Contingent liabilities from CAM acquisition	21,546	12,152
Provision for well closure	4,852	7,210
Provision for maintenance obligations in concession contracts	3,846	-

	52,313	58,345
Less:
Non-current portion	(43,418)	(46,904)

Current portion	8,895	11,441

Legal claims

Legal claims maintained at December 31, 2014 mainly comprise provisions for labor liabilities and tax claims recorded by subsidiaries GyM S.A., GMP S.A. and CAM Chile for S/.5 million, S/.6.8 million and S/.1.7 million, respectively (S/.5 million, S/.4 million and S/.3 million at December 31, 2013, respectively).

Provisions related to GyM S.A. comprise claims from the tax authority which have been accounted for based on management estimates of the amounts the Company would most likely be required to pay for these cases. Regarding tax claims, due to the fact those amounts depend on the tax authority, the Group does not have an estimated timing of when these outflows will take place.

With respect to GMP, legal claims consists of court actions brought against the Company by the Peruvian energy regulator (OSINERGMIN) resulting from the storage of hydrocarbons and the applicable environmental laws and regulations.

With respect to CAM Chile, provisions comprises claims from the tax authority which have been accounted for based on management estimates of the amounts the Company would most likely be required to pay for these cases.

Contingent liabilities DSD

Comprising the fair value of contingent fiscal obligations of S/.3,813 and employees’ contingent obligation of S/.33 of the DSD (Note 31-c).

Contingent liabilities Vial y Vives

As a result of the due diligence process, certain labor contingent liabilities were recorded for the acquisition of 74% of the outstanding shares of Vial y Vives. Each of these contingencies was assigned a probability of occurrence based on management and attorney assessments. Management had provisioned S/.6 million in 2013, as it expected such outflows to take place in 2014. However, during 2014, a total of S/.4.1 million expired, and were therefore offset against the balance of other accounts receivable (assets subject to indemnities, Note 31-d)

(All amounts are expressed in thousands of S/. unless otherwise stated)

Contingent liabilities CAM

In 2014 the Company recognized a reversal of approximately S/.9.4 million (S/.13.6 million in 2013 and S/.68 million in 2012) in provisions that were accounted for in the acquisition of CAM Chile and affiliates in 2011 that related to labor and tax contingencies which related liabilities expired during the year.

Contingent liabilities COASIN

In 2014, the Group’s subsidiary CAM Chile S.A. acquired control of Coasin Instalaciones Ltda. by purchasing 100% of its capital shares. As a result of the acquisition, labor contingencies were recorded for S/.2.5 million and legal contingencies for S/.0.2 million.

Contingent liabilities MORELCO

At the end of December 2014, the Group’s subsidiary, GyM S.A. acquired control of Morelco S.A.S. by purchasing 70.00% of its equity shares. As a result of the acquisition, tax contingencies were recorded for S/.10.24 million, labor contingencies for S/.5.7 million and legal contingencies for S/.1.59 million.

Provision for maintenance obligations in concession contracts

These provisions relate to Norvial S.A., a subsidiary which has agreed to perform conservation and maintenance activities on the infrastructure during the effective period of the Contract. This contractual obligation to maintain the infrastructure up to a specified service capacity have been recognized and measured in accordance with IAS 37, ‘Provisions, contingent assets and liabilities.

These periodic maintenance obligations depend on the use of the infrastructure, so the level of use of the road is the factor that determines the amount of the obligation and this provision is accounted for over the contract length (a 25 year term). At December 31, 2014, the Group used 100% of its provisions made for 2013 (S/.3.8 million at December 31, 2013).

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

As per a preliminary estimate, 70 wells of Block I and 15 wells of Block V should be closed. The closure process for both blocks started in 2013 and is expected to be completed in 2021 and 2023, respectively. In 2013, one well of each block has been fully closed. During the course of 2014, 4 wells in Block I and 1 well in Block V have been closed.

At December 31, 2014 the amount discounted from the provision for plug-back costs relating to the remaining 78 wells (83 wells in 2013) amounts to S/.7.2 million (S/.4.85 million in 2013) at a discount rate of 2.17% (2.74% in 2013).

(All amounts expressed in thousands of S/. unless otherwise stated)

The gross movement of other provisions is broken down as follows:

		Contingent	Provisions for the	Provision	Provisions
	Legal	liabilities from	for the acquisition	for well	for periodic
Other provisions	claims	acquisitions	of CAM	closure	maintenance	Total

At January 1, 2013	11,380	6,006	35,220	4,897	-	57,503
Additions	2,039	-	-	154	12,868	15,061
Transfer from intangibles					6,728	6,728
Additions from business combinations	-	3,846	-	-	-	3,846
Reversals	(882)	-	(13,674)	-	-	(14,556)
Payments	(320)	-	-	(199)	(15,750)	(16,269)

At December 31, 2013	12,217	9,852	21,546	4,852	3,846	52,313

At January 1, 2014	12,217	9,852	21,546	4,852	3,846	52,313
Additions	1,376	-	-	2,696	2,487	6,559
Additions from business combinations
Morelco (Note 31-a)	-	17,533	-	-	-	17,533
Additions from business combinations
Coasin (Note 31-b)	-	2,658	-	-	-	2,658
Reversals	-	(4,116)	(9,394)	-	-	(13,510)
Payments	(537)	-	-	(338)	(6,333)	(7,208)

At December 31, 2014	13,056	25,927	12,152	7,210	-	58,345

22	EQUITY

a) Capital -

As of December 30, 2014 and 2013, the authorized, subscribed and paid-in capital, according to the Company’s bylaws, as amended, comprises 660,053,790 common shares at S/.1.00 par value each.

At the General Shareholders’ Meeting held on March 30, 2012, the decision was made to capitalize retained earnings, which increased capital from S/.390,799 to S/.558,284. As a consequence of this transaction the nominal value of shares increased from S/.0.7 to S/.1.00 per share.

Subsequently, a decision made at the General Shareholders’ Meeting on March 26, 2013, as well as agreements adopted at meetings of the Board on May 30, July 23 and August 22 of 2013, mandated the issuance of common stock through a public offering of “American Depositary Shares” (ADS´s) registered in the Securities and Exchange Commission (SEC) and NYSE, increasing the capital sum from S/.558,284 to S/.660,054.

This capital increase was carried out in two tranches as follows:

(i)	The first tranche for the amount of S/.97,674 (representing the issuance of 97,674,420 common shares issued and 19,534,884 ADS’s, therefore, at 5 shares per ADS), and,

(ii)	A second tranche for the amount of S/.4,095 representing the issuance of 4,095,180 common shares and ADS’s 819,036 (issued at 5 shares per ADS rate).

As of December 31, 2014 the Company’s capital structure is as follows:

		Total
Percentage of individual	Number of	percentage of
interest in capital	shareholders	interest

Up to 1.00	1,841	15.23
From 1.01 to 5.00	10	23.38
From 5.01 to 10.00	1	5.12
Over 10	2	56.27

	1,854	100.00

(All amounts are expressed in thousands of S/. unless otherwise stated)

As of December 31, 2014 the year-end quoted price of the Company’s shares was S/.7.26 per share, with a trading frequency of 90.48% (quoted price of S/.11.90 per share and a trading frequency of 95.24% at December 31, 2013).

b)	Legal reserve -

In accordance with Peruvian Company Law, the Company’s legal reserve is formed by the transfer of 10% of the annual net profit, up to a maximum of 20% of the paid-in capital. In the absence of profits or freely available reserves, this legal reserve can be applied to offset losses but it has to be replenished with the profits to be obtained in subsequent years. This reserve can also be capitalized but its subsequent replenishment is equally mandatory.

c)	Share premium -

At the General Shareholders’ Meeting held on March 26, 2013, and the subsequent Board of Directors’ meetings held on May 30, July 23 and August 22, 2013, the Board decided to issue common shares through a public offering of American Depositary Shares (ADS) registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange (NYSE).

In July and August 2013, the Company issued 101,769,600 new common shares, equivalent to 20,353,920 ADS in two tranches (note 22-a).

The excess of the total proceeds obtained by this transaction in comparison with the nominal value of these shares was S/.1,055,488 (net of commissions and other related costs for S/.48,375 and net of tax effects for S/.9,840). This amount was recorded in the premium for issuance of shares in the consolidated statement of changes in shareholders’ equity.

At December 31, 2013 a total of 265,877,310 shares were represented by ADS (equivalent to 53,175,462 ADS).

At December 31, 2014, a total of 253,635,480 shares were represented by ADSs (equivalent to 50,727,096 ADSs at 5 shares per one ADS).

In addition, in this account is recognized the difference between nominal and transaction value on additional acquisitions of shares from non-controlling interest. Detail of these transactions in 2012, 2013 and 2014 are disclosed in note 34.

23	DEFERRED INCOME TAX

Deferred income tax is broken down by its estimated reversal period as follows:

	December 31,
	2013	2014
Deferred income tax asset:
Reversal expected in the following 12 months	87,635	116,699
Reversal expected after 12 months	47,886	19,107

Total deferred tax asset	135,521	135,807

Deferred income tax liability:
Reversal expected in the following 12 months	(98,402)	(50,733)
Reversal expected after 12 months	(40,152)	(28,422)

Total deferred tax liability	(138,554)	(79,155)

Deferred income tax (liability) asset, net	(3,033)	56,652

(All amounts are expressed in thousands of S/. unless otherwise stated)

The gross movement of the deferred income tax item is as follows:

	2012	2013	2014
Deferred income tax asset (liability), net as of January 1	19,908	(17,364)	(3,033)
Credit (charge) to income statement (Note 28)	(8,666)	5,704)	66,373
Tax charged to other comprehensive income	(1,158)	(8,159)	(1,328)
Tax charged to equity	-	9,840	-
Acquisition of subsidiary (Morelco)	-	-	4,230
Acquisition of subsidiary (Coasin)	-	-	(178)
Acquisition of subsidiary (DSD)	-	(2,499)	-
Acquisition of subsidiary (Stracon GyM)	(6,653)	-	-
Acquisition of subsidiary (Vial y Vives)	(20,458)	-	-
Recovery PPUA charged to account receivable	-	-	(5,938)
Deconsolidation of SEC and LQS	-	835	-

Other (decreases) increases	(337)	8,610	(3,474)

Total as of December 31	(17,364)	(3,033)	56,652

The provisional payment on absorbed profits (hereinafter PPUA) comprises the recovery of the first-category income tax (Chilean corporate tax) on own profits and profits obtained from other entities in which the entity has an interest (third party attributable profits) and which have been partially or fully absorbed against tax losses. As a result of the reorganization of the Chilean entities, VyV-DSD S.A. has recognized PPUA on the tax losses absorbed from Ingeniería y Construcción Vial y Vives S.A.

VyV – DSD S.A. has a tax goodwill credit balance ( higher acquisition valued paid over the acquiree’s own tax capital) which arose from the reorganization of entities that took place in 2014, which, under Chilean applicable tax laws and regulations is not considered a loss in the period in which it is generated but has to be proportionally allocated to the non-monetary assets received from the acquiree up to the market price of those assets, increasing the tax cost of those assets; any reversals will affect profit or loss. The unallocated portion will be considered as deferred expenses and will be deducted as a tax expenses over a period of 10 years. The allocation performed was as follows: S/.8,560 investments, S/.2,114 fixed assets and S/.9,768 deferred expenses (non-attributable portion).

(All amounts are expressed in thousands of S/. unless otherwise stated)

The movement of deferred tax assets and liabilities in the year, without taking into account the offsetting of balances, is as follows:

Deferred income tax liability	Non-taxable income	Difference in depreciation rates	Fair value gains	Outstanding work in progress	Difference in depreciation rates of assets leased	Others	Total
At January 1, 2012	-	13,056	(357)	2,774	10,266	3,397	29,136
Charge (credit) to results	4,236	(2,054)	-	22,346	(1,221)	7,120	30,427
Charge (credit) to OCI	-	-	-	-	-	(612)	(612)
Acquisition of Stracon GyM (Note 30-c)	-	2,181	-	4,472	-	-	6,653)
Acquisition of Vial y Vives (Note 30-b)	-	236	17,152	-	-	3,605	20,993)
Other increases	-	-	-	-	-	1,568	1,568

At December 31, 2012	4,236	13,419	16,795	29,592	9,045	15,078	88,165

Charge (credit) to results	9,954	(270)	34	38,448	(50)	4,461	52,577
Charge (credit) to OCI	-	-	8,169	-	-	1,520	9,689
Acquisition of DSD (Note 30-a)	-	1,148	4,269	-	-	(834)	4,583
Other increases	-	(1,176)	(1,410)	18,734	1,505	(16,596)	1,057

At December 31, 2013	14,190)	13,121	(27,857)	86,774	10,500	3,629	(156,071)

Charge (credit) to results	-	9,936	(8,585)	(72,488)	219	5,754	(65,164)
Charge (credit) to OCI	-	-	-	-	-	1,328	1,328)
Reclassification of prior years	-	13,458	(5,540)	82	(274)	7,777	15,503)
Other increases	-	-	-	-	-	3,049	3,049

At December 31, 2014	14,190	36,515	13,732	14,368	10,445	21,537	110,787

(All amounts are expressed in thousands of S/. unless otherwise stated)

Deferred income tax asset	Provisions	Accelerated tax depreciation	Tax losses	Outstanding work in progress	Provision for vacations unpaid	Investments in subsidiaries	Others	Total
At January 1, 2012	22,714	6,178	4,000	737	1,375	-	14,040	49,044
Credit (charge) to results	(6,656)	6,529	13,936	13,456	1,506	-	(7,010)	21,761
Credit (charge) to OCI	-	-		-	-	-	(1,768)	(1,768)
Acquisition of Vial y Vives (Note 30-b)	535	-	-	-	-	-	-	535
Other increases	134	299	-	-	55	-	741	1,229

At December 31, 2012	16,727	13,006	17,936	14,193	2,936	-	6,003	70,801

Credit (charge) to results	3,788	(6,499)	23,544	33,242	1,984	-	2,115	58,174
Charge (credit) to OCI	1,530	-	-	-	-	-	-	1,530
Credit (charge) to equity (Note 21-c)	-	-	9,840	-	-	-	-	9,840
Acquisition of DSD (Note 30-a)	-	-	-	966	684	-	542	2,192
Other increases	1,842	1,836	1,560	3,244	1,690	-	330	10,502

At December 31, 2013	23,887	8,343	52,880	51,645	7,294	-	8,990	153,039

Credit (charge) to results	1,579	9,054	2,492	(24,886)	4,083	5,613	3,274	1,209
Acquisition of Coasin (Note 31-a)	(178)	-	-	-	-	-	-	(178)
Acquisition of Morelco (Note 31-b)	-	-	-	-	-	4,230	-	4,230
PPUA,charged to accounts receivable	-	-	-	-	-	-	(5,938)	(5,938)
Other increases	-	-	-	-	-	-	(425)	(425)
Reclassification of prior years	324	5,953	3,664	(2,818)	5,596	-	2,783	15,502

At December 31, 2014	25,612	23,350	59,036	23,941	16,973	9,843	8,684	167,439

(All amounts are expressed in thousands of S/. unless otherwise stated)

As of December 31, 2014, total tax losses amounted to S/.231 million which S/.36 million are expected to be applied in 2015, S/.92 million in 2016 and the remaining balance in the following periods (S/.213 million in 2013, of which S/.57.4 million are expected to be applied in 2014, S/.65.4 million in 2015 and the remaining balance in the following periods.

24	WORKERS’ PROFIT SHARING

As established under current legislation, profit sharing plans of Graña y Montero S.A.A., consortiums and local subsidiaries is 5% of the net income. This profit sharing is deductible for the purposes of income tax calculation.

With respect to the Dominican Republic, the profit sharing plan rate is 10%. In the specific case of Chile, profit sharing plans are a component of remuneration and not a determined percentage of profit. In Brazil and Colombia profit sharing plans are not required by law.

In 2014, profit sharing plans amounted to S/.37 million (S/.16 million and S/.22.7 million in 2013 and 2012, respectively).

The distribution of profit sharing plans in the income statement as of December 31 is as follows:

	2012	2013	2014
Cost of sales	18,633	12,990	27,396
Administrative expenses	4,088	3,060	9,541

Total at December 31	22,721	16,050	36,937

25	EXPENSES BY NATURE

For the years ending December 31, this item is made up of the following:

	Cost of services and goods	Adminis- trative expenses
2012:
Purchase of goods	252,186	-
Personnel charges	1,458,715	125,558
Services provided by third-parties	1,389,371	51,378
Taxes	7,238	863
Other management charges	292,740	52,425
Depreciation	159,526	13,492
Amortization	60,517	10,968
Impairment (inventories and accounts receivable)	11,192	2,496

Variation of inventories	888,334	-

	4,519,819	257,180

2013:
Purchase of goods	212,819	-
Personnel charges	1,527,146	169,469
Services provided by third-parties	1,520,254	93,666
Taxes	8,930	614
Other management charges	533,544	72,413
Depreciation	168,090	13,389
Amortization	67,254	11,133
Impairment (inventories and accounts receivable)	2,349	764
Variation of inventories	922,992	344

	4,963,378	361,792

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Cost of services and goods	Adminis- trative expenses
2014:
Purchase of goods	1,218,522	836
Personnel charges	1,864,053	210,028
Services provided by third-parties	2,105,226	120,714
Taxes	11,356	6,212
Other management charges	686,593	63,124
Depreciation	170,784	14,525
Amortization	68,089	6,641
Impairment (inventories and accounts receivable)	2,477	71
variation of inventories	(69,989)	(784)

	6,057,111	421,367

26	FINANCIAL INCOME AND EXPENSES

For the years ending December 31 these items included the following:

	2012	2013	2014
Financial income:
Interest on loans granted to related parties	3,005	113	-
Interest on short-term bank deposits	2,007	5,230	8,010
Interest on loans	14,644	15,497	62
Income from reimbursement of performance bond	968	783	377
Commissions and guarantees	290	2,053	969
Interest on third-party loans	350	874	837
Exchange difference gains, net	21,126	-	-
Derivative financial instruments	12,745	13,972	-
Other	2,711	1,831	1,207

	57,846	40,353	11,462

Financial expenses:
Interest expense:
- Interests to related parties	-	500	3,026
- Bank loans	25,897	40,000	21,307
- Finance lease	19,119	14,164	12,872
- Multilateral loans	6,422	4,975	5,022
- Commissions and guarantees	-	5,155	4,927
- Third party loans	1,333	895	2,432
Derivative financial instruments)	14,763	15,903	1,819
Exchange difference losses, net	-	70,418	44,282
Other financial expenses	5,375	6,840	9,992
Less capitalized interest	(4,780)	(6,048)	(2,863)

	68,129	152,802	102,816

27	OTHER INCOME AND EXPENSES

At the acquisition date of CAM in 2011, as part of the purchase price allocation process and based on external lawyers reports, the Company accounted for a provision amounting to S/.102.7 million for contingent liabilities mainly related to labor and tax issues considered as possible and probable as stated by IAS 37, which have expiration dates according to legal requirements between 2012 and 2016. Most of the amount shown in this account corresponds to the reversal of this provision.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The amount recognized as other income and expenses mainly corresponds to the reversal of such original registry amounted to S/.9.4 million in 2014(S/.13.6 million and S/.68 million in 2013 and 2012, respectively); and primarily reflects the liabilities that expired under the laws of each country during year 2012, 2013 and 2014.

During 2014, this item amounted to S/.9.4 million relating to tax and labor-related contingencies of Brazil, Colombia and Peru for S/.8.6 million, S/.0.6 million and S/.0.2 million, respectively. In 2013 this item amounted to S/.13.6 million relating to tax and labor-related contingencies of Brazil, Chile and Peru for S/.9 million S/.4 million and S/.0.6 million, respectively.

In 2012 it amounted to S/.68 million, related to labor-related and tax contingencies for S/.40 million (from Brazil and Colombia for S/.32 million and S/.8 million, respectively) and trade liabilities amounting to S/.28 million. The probability of payment became remote throughout the course of the years 2012 and 2013, as the statute of limitations for such issues expired.

During 2014 the Group received dividends from its investment in Transportadora de Gas del Perú S.A. (TGP) classified as available for sale financial assets for S/.9.35 million and recognised a commission fee for S/.7.5 million (Note 9). In addition, an impairment loss related to fixed asset was recorded for S/.10.34 million (Note 16).

28	INCOME TAX EXPENSES

a)	In accordance with current legislation in Perú, Chile, Brasil, Colombia, Panamá and Dominican Republic, each Company in the Group is individually subject to the applicable taxes. Management considers that it has determined the taxable income under general income tax laws in accordance with the current tax legislation of each country.

b)	Changes in the Peruvian Income Tax Law -

By means of Law No.30296 enacted on December 31, 2014 amendments to Income Tax Law have been made, which are effective starting in fiscal year 2015 onwards.

Among these amendments, it should be noted the progressive reduction in the corporate income tax rate (on the Peruvian third-category income earners) from 30% to 28% for fiscal years 2015 and 2016; then a reduction to 27% for fiscal years 2017 and 2018; and a final reduction to 26% from fiscal year 2019 onwards. Tax on dividends and other forms of profit distribution, agreed on by any legal entities to non-domiciled individuals and legal persons is to be progressively increased from 4.1% to 6.8% for distributions that are agreed on or made available in cash or in kind during fiscal years 2015 and 2016; then an increase to 8.8% for fiscal years 2017 and 2018 will be effective; and a final increase to 9.3% will be effective from fiscal year 2019 onwards. The distribution of retained earnings until December 31, 2014 will continue to be subject to a 4.1% tax even when the distribution is to be made in the subsequent years.

c)	On September 29, 2014, Law No 20780 was enacted by which certain changes are made to the Chilean tax system, such as: changes in the Income Tax Law, VAT Law and Tax Code. With respect to income tax, two systems have been established:

i)	Attributable income system: the tax rate applicable on entities will be progressively increased, 21% in 2014, 22.5% in 2015, 24% in 2016, up to 25% in 2017. This system levies the shareholders of Chilean entities with taxes on an annual basis regardless of any effective distribution of profits from the local entity; and entitles them to use the total taxes paid as income tax fiscal credit.

ii)	Partially integrated system. the tax rate applicable on entities will be progressively increased, 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017, up to 27% in 2018. This system levies the shareholders of Chilean entities that distribute dividends and entitle them to use such distribution as a fiscal credit at a 65% of the total taxes paid. This limit does not apply to investors with whom Chile had signed double taxation agreements, such as Peru.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Companies will be able to choose the system they will apply in 2017 until June and December 2016.

Based on the above, the Group has assessed the future realization of its temporary items underlying its deferred income tax based on the application of the new tax rates and is determining the required adjustments that will result from the expected changes in tax rates.

d)	The income tax expense shown in the consolidated income statement comprises:

	2012	2013	2014
Current tax:
- Current tax on profit of the year	145,909	188,027	212,569
Deferred tax:
- Generation and reversal of temporary differences (Note 23)	8,666	(5,704)	(66,373)

Income tax expense	154,575	182,323	146,196

e)	The Group’s income tax on profit before taxes differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit of the consolidated companies, as follows:

	2012	2013	2014
Profit before income tax	520,826	594,467	507,429

Income tax by applying local applicable tax rateson profit generated in the respective countries	156,248	211,234	236,114
Tax effect on:
- Non-taxable income	(11,550)	(39,494)	(104,421)
- Associates net profit	-	(9,348)	1,790
- Non-deductible expenses	19,756	24,160	25,967
- Unrecognized deferred tax asset income	-	-	13,922
- Adjustment for changes in rates of income tax	-	-	(2,746)
- Tax goodwill	-	-	(20,542)
- PPUA	-	-	(5,938)
- Prior year adjustment	(7,432)	104	3,891
- Others	(2,447)	(4,333)	(1,841)

Income tax charge	154,575	182,323	146,196

f)	Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years - from January 1 of the year after the date when the tax returns are filed (years subject to examination). Therefore, years 2010 through 2014 are subject to examination by the tax authorities. Since differences may arise over the interpretation by the tax authorities of the regulations applicable to the Company, it is not possible at present to estimate if any additional tax liabilities will arise as a result of any eventual examinations. Any additional tax, fines and interest, if they occur, will be recognized in the results of the period when such differences with the tax authorities are resolved. Management considers that no significant liabilities will arise as a result of these possible tax examinations. Additionally, income tax returns for fiscal years 2011 to 2013 and those to be filed for fiscal year 2014 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns have been filed.

(All amounts are expressed in thousands of S/. unless otherwise stated)

g)	As established under regulations in force in Peru, for purposes of determining income tax and the general sales tax, transfer pricing must be taken into account for operations with related parties and/or tax havens, which must have documentation and information supporting the methods and valuation criteria applied in their determination. Peruvian tax authorities are entitled to request such information from the taxpayer.

h)	Temporary tax on net assets -

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

i)	The weighted-average tax rate was 29.30% (30.70% in 2013). The decrease in the effective tax rate in relation with the prior year’s rate primarily resulted from the addition of tax credits arising from the reorganization of the Chilean entities.

29	ACCUMULATED OTHER COMPRENHENSIVE INCOME

Accumulated other comprehensive income consisted of the fair value of the variable-fixed interest rate hedge signed by GMP S.A., a foreign currency translation adjustment related to foreign subsidiaries fair value of available for sale assets and the exchange difference resulting from permanent investment overseas. These movements are shown net of income tax, except for the translation adjustment.

The analysis of the movement is as follows:

	Cash flow hedge	Translation adjustment	Increase in fair value of available-for sale assets	Exchange difference from net investment in a foreign operation (a)	Total
At January 1, 2012	(3,448)	(4,322)	7,460	-	(310)
Additions (*)	(3,216)	(1,155)	-	-	(4,371)
Tax effects (*)	965	-	-	-	965

Other comprenhensive income of the year	(2,251)	(1,155)	-	-	(3,406)

At December 31, 2012	(5,699)	(5,477)	7,460	-	(3,716)

Additions (*)	5,066	(467)	27,229	-	31,828
Tax effects (*)	(1,520)	-	(8,169)	-	(9,689)

Other comprenhensive income of the year	3,546	(467)	19,060	-	22,139

At December 31, 2013	(2,153)	(5,944)	26,520	-	18,423

Additions (*)	750	(13,086)	4,811	(17,030)	(24,555)
Tax effects (*)	(210)	-	(1,251)	4,428	2,967
Adjustment for changes
In rates of income tax	-	-	1,089	-	1,089

Other comprenhensive income of the year	540	(13,086)	4,649	(12,602)	(20,499)

At December 31, 2014	(1,613)	(19,030)	31,169	(12,602)	(2,076)

(*)	Amounts in the table above represent only amounts attributable to the Company’s controlling interest net of taxes. Below is the movement in Other Comprehensive Income for each year:

(All amounts are expressed in thousands of S/. unless otherwise stated)

	2012	2013	2014

Controlling interest	(3,406)	22,139	(20,499)
Non-controlling interest	(982)	(1,947)	(8,563)
Adjustment for actuarial gains and losses, net of tax	(3,678)	(4,591)	(1,332)

Total value in OCI	(8,066)	15,601	(30,394)

At December 31, 2014 the balance comprises the effect of exchange difference of S/.10.6 million resulting from a loan denominated in foreign currency granted by GyM S.A. to its subsidiary GyM Chile S.p.A for the acquisition of VyV – DSD S.A and an exchange difference of S/.1.9 million resulting from a loan granted by the Company to CAM Holding S.p.A. for a total effect of S/.10.9 million.

The effect of the exchange difference is recognized initially in Other comprehensive income as required under International Financial Reporting Standards since this exchange difference meets the qualifying criteria to be considered a net investment in a foreign operation. GyM S.A. does not plan repay such borrowing in the foreseeable future since no payment schedule has been agreed at the date of the statement of financial position.

The exchange difference recognized in Other comprehensive income will be reclassified to the statement of income upon sale of the foreign operation.

30	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

a)	Tax contingencies -

During the course of 2013 and 2014, Graña y Montero S.A.A. was audited by the Peruvian Tax Authorities (SUNAT) for fiscal years 2010, 2011 and 2012. Before the date of issue of the financial statements, SUNAT issued tax determination and tax penalties against the Company as a result of the 2010 tax audit; the Company filed a challenge against those resolutions. Also, decisions remain to be issued on claims filed against tax resolutions issued in 2012 and 2013 for fiscal 2007, 2008 and 2009. Management and its legal advisors considers that the outcome of these tax legal actions will be favorable to the Company.

As a result of the tax audits of fiscal 1999, 2001 and 2010 on subsidiary GyM S.A., SUNAT issued tax determination and tax penalties resolutions amounting to approximately S/.16 million (S/.29 million as of December 31,2013).

During the year 2014, Joint Operations where GyM SA participates as an investor and GMD S.A., were audited by the Peruvian Tax Authorities (SUNAT) for fiscal year 2012 and 2011 respectively and issued tax determination and tax penalties against these entities, the maximum amount of exposure is S/.2.2 million and S/.2.3 million respectively.

Management expects the outcome of the other court actions will be favorable to the Company considering their nature and characteristics as well as the opinion of its legal advisor.

b)	Other contingencies -

Year 2014 -

i)	Civil court actions mainly involving damages and contract terminations as well as work accidents amounting to S/.5.8 million (S/. 3.0 million for GyM S.A., S/.2.5 million for GMI SA. and S/.0.27 million for Viva GyM).

(All amounts are expressed in thousands of S/. unless otherwise stated)

ii)	Arbitration processes amounting to S/.110.59 million related to an action brought by Contugas S.A.C. against the court action brought by GyM S.A. involving recognition of expenses and indemnification for costs and damages.

iii)	Challenge administrative actions amounting to S/.1.1 million (S/. 0.8 million comprising an action brought by the Peruvian mining and energy regulator (OSINERMIN) for the alleged noncompliance of GMP S.A. and Consorcio Terminales and S/.0.2 million comprising an action brought by the Peruvian Labor Ministry.against GyM S.A.

iv)	Administrative actions amounting to S/.1.8 million (S/.0.9 comprising an action brought by the Peruvian agency for the protection of the consumer (“Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual- INDECOPI) against Viva GyM S.A. for the alleged lack of adequate construction techniques and finishings implemented in housing developments).

v)	Labor-related processes amounting to S/.2.8 million (S/.2.5 million were actions against GMP S.A., S/. 0.12 million against Cam Peru S.A. and S/. 0.14 million against GyM S.A.).

Management considers that the above-described actions brought against Group companies will be found baseless given their nature

Year 2013 -

i)	As of December 31, 2013, civil court actions have been brought against the Company mainly relating to claims of Municipalities in respect of work execution with no municipal authorization and failure to pay municipal rights for S/.2.7 million (S/.4.7 million in 2012).

ii)	Also, similar actions have been brought against jointly-controlled businesses in which the Company has an interest, mainly relating to work executed without the respective municipal authorization; these actions total approximately S/.0.7 million (S/.0.8 million in 2012).

iii)	In February 2003 the Company was served notice of General Management Resolution No.004-2003-GG-OSITRAN issued by the Peruvian regulator of infrastructure and public transport investment—(OSITRAN) by which payment of S/.250 plus interest was ordered on the grounds of alleged withholdings of the Transport Fund (Fondo Vial) by the Company. To date, the Company has challenged the decision and the hearing date remains to be set by the Administrative Court. Management considers that the outcome of this claim will be favorable to the Company and will not affect future financial results.

Management believes that the court actions mentioned above will be declared will be declared without merit, and therefore, no liabilities will arise in addition to those already paid as of December 31, 2013.

c)	Commitments and Guarantees

As of December 31, 2014, the Group had guarantee commitments with different financial institutions securing transactions for a total US$21.6 million and S/.535.5 million (US$83 million and S/.3.8 million as of December 31, 2013).

31	BUSINESS COMBINATIONS

a)	Acquisition of Morelco S.A.S.

In December 23, 2014, through subsidiary GyM S.A. the Company obtained control of Morelco S.A.S. (Morelco) by acquiring 70.00% of its capital shares. Morelco is an entity domiciled in Colombia that is mainly engaged in providing construction and assembly services. This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Colombia, and in attractive industries, such as mining and energy.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The acquisition value of the investment in Morelco amounted to US$93.7 million (equivalent to S/.277.1 million) which is comprised of cash payments of US$78.5 million (equivalent to S/.231.5 million), a balance payable of US$15.3 (equivalent to S/.45.7 million), and resulted in the recognition of goodwill for US$36.1 million (equivalent to S/.105.8 million) at the acquisition date.

The following tables summarize the consideration paid for Morelco and the provisional determination of fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

	S/.000	US$000

Cash and cash equivalents	69,930	23,514
Trade receivables	92,138	30,981
Outstanding work accounts in progress – receivables from clients	101,533	34,140
Other receivables	63,949	21,503
Inventories	18,037	6,065
Prepaid expenses	2,133	717
Investments held for sale	7,291	2,452
Property, plant and equipment	70,756	23,792
Intangibles	64,491	21,685
Deferred income tax assets	8,031	2,700
Short-term borrowings	(31,204)	(10,492)
Long-term borrowings	(9,315)	(3,132)
Trade accounts payables	(103,739)	(34,882)
Other accounts payables	(87,863)	(29,544)
Contingent liabilities	(17,533)	(5,895)
Deferred income tax liability	(3,801)	(1,278)

Fair value of net assets (provisional)	244,834)	82,326

Non-controlling interest (30.00%)	(73,450)	(24,697)
Goodwill (Note 17)	105,764	36,118

Initial purchase consideration	277,148	93,747

Cash payment for acquisition	231,464	78,462
Cash and cash equivalents of the acquired subsidiary	(69,930)	(23,514)

Direct cash outflow during the year for the acquisition	161,534	54,948

At December 31, 2014, GyM S.A. has an estimated balance payable related to this purchase amounting to US$15.3 million (equivalent to S/.45.7 million), to be discussed and confirmed after the revision is completed by the buyer and the seller. This amount is presented in the item “Other accounts payables” and comprises the portion of consolidation that will be subject to a balance adjustment at the acquisition date, following the procedure below:

a)	On April 30, 2015, GyM S.A. will provide to the selling party with a certificate (“Closing Certificate”) that will include: i) audited balance sheet at December 31, 2014 and ii) determination of calculation of balance adjustment and adjustment for work contracted remaining to be completed (backlog) under the purchase-sale share agreement.

b)	On April 30, 2016, GyM S.A. will provide to the selling party with a certificate (“EBITDA 2015 Certificate”) which will include: i) audited balance sheet at December 31, 2015 and ii) EBITDA adjustment calculation determination.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The amount referred above as balance adjustment, although has been considered in the financial statements, has not yet been accepted by the buyer and the seller as the final adjustment.

Acquisition related costs of S/.4.5 million have been charged to administrative expenses in the income statement of 2014.

If Morelco had been consolidated from January 1, 2014, the revenue and profit generated would have been S/.722.57 million and S/.80.75 million, respectively.

Provided that the distribution of the consideration is divided between the fair values on a provisional basis for the 2014 financial statements, the Group will complete the distribution process in a period that should not exceed one year as of the acquisition date of Morelco. During such review period, additional assets and liabilities will be recognized that may arise from updated data that may be obtained regarding existing information at the acquisition date and that does not comprise to new incidents occurred after the acquisition date; that is, if the Group were to adjust initial amounts recognized at the business combination dates.

Pursuant to the Shareholder Agreement associated with the purchase of Morelco, GyM S.A. also entered into a put and call option agreement in relation to the ordinary shares retained by the non-controlling interest, which provided sellers with the right to sell its retained interest to GyM S.A (put option). As per this agreement, GyM S.A. has the obligation to purchase shares owned by the sellers since the second anniversary of the initial purchase whenever the non-controlling shareholder requests it, for an amount based on a factor applied on an average measure of EBITDA of the last 12 months, limited to a floor equivalent to the price applied for the initial shares purchase. According to the contract the put option expires between month 51 and 63 as from the date of the agreement.

On the other hand, GyM S.A. has the right to buy all the shares (call option) of the non-controlling interest at everytime during the validity period of the Shareholder Agreement (from the date of the contract until month 63) for an amount determined in the same way as applied for the put option.

Under IFRS the put option represents an obligation (Note 20) to purchase shares from the non-controlling interest, and accordingly, the Group recognised a put option liability at its fair value with a corresponding reduction in equity decreasing other reserves.

The option liability was estimated as the present value of the expected redemption amounts based on the Company’s risk weighted estimates of Morelco’s expected financial results and option execution dates. The Company expects the put options to be exercised on the day following the option’s vesting date. The expected redemption of the non-controlling interest shares is as follows: 41.66% on the second anniversary, 41.66% on the fourth anniversary and the remaining shares will be sold on the fifth anniversary of the option’s grant date. The discount rate used to calculate the present value of the expected redemption amounts reflects the risk free rate for market participants comparable to the Company. This reflects the Company’s assumption that all risks have been incorporated into its risk-weighted estimates of future cash flows. As of December 31, 2014, the assumed discount rate is of 1.65%.

b)	Acquisition of Coasin Instalaciones Ltda.

In March 2014, through the subsidiary CAM Chile S.A., the Group acquired control of Coasin Instalaciones Limited with the purchase of 100.00% of its capital shares. Coasin is an entity incorporated in Chile and is mainly engaged in providing installation and maintenance services for networks and equipment related to the telecommunications industry.

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in other attractive industries, such as utilities.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The acquisition value of the investment in CAM Chile S.A. amounted to US$2.1 million (equivalent to S/.6.4 million) and resulted in the recognition of goodwill for US$ 1.9 million (equivalent to S/.5.7 million) at the acquisition date.

The following tables summarize the consideration paid for Coasin and the provisional determination of fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

	S/.000	US$000

Cash and cash equivalents	3	1
Trade accounts receivables	4,675	1,564
Inventories	276	92
Prepaid expenses	33	11
Property, plant and equipment	711	238
Intangibles	1,377	461
Deferred income tax liability	(178)	(60)
Trade accounts payables	(3,592)	(1,202)
Contingent liabilities	(2,658)	(889)

Fair value of net assets (provisional)	647	216

Goodwill (Note 17)	5,743	1,921

Consideration provided for the acquisition	6,390	2,137

Payment for the acquisition settled in cash	6,390	2,137
Cash and cash equivalents of the subsidiary acquired	(3)	(1)

Direct outflow of cash for the acquisition	6,387	2,136

Revenue and profit resulting for the period between the date of acquisition and December 31, 2014 amounted to S/.66.3 million and S/.0.7 million, respectively.

Provided that the distribution of the consideration is divided between the fair values on a provisional basis for the 2014 financial statements, the Group will complete the distribution process in a period that should not exceed one year as of the acquisition date of Coasin. During such review period, additional assets and liabilities would be recognized that may arise from updated data that may be obtained regarding existing information at the acquisition date and that does not comprise to new incidents occurred after the acquisition date; that is, if the Group were to adjust initial amounts recognized at the business combination dates.

c)	Acquisition of DSD Construcciones y Montajes S.A. (DSD)

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

During the twelve-month period after the acquisition date, the Group reviewed the allocation of the purchase price for the acquisition of DSD Construcciones y Montajes S.A. carried out in August 2013 and modified goodwill for a net decrease of S/.1.7 million (net of tax impact of S/.0.5 million and non-controlling interest of S/.0.3 million) adjusting the values of fixed assets, intangibles, trade receivables, other receivables and contingent liabilities for S/.0.4 million, S/.1.9 million, S/.0.2 million, S/.3.5 million and S/.3 million, respectively.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The consideration provided by GyM to purchase DSD Construcciones y Montajes S.A. amounted to US$37.2 million (equivalent to S/.103.9 million). The final attribution of the price paid between fair values after the review period resulted in the recognition of goodwill for S/.6.1 million which is illustrated below:

	Previously stated		Revised
	S/.000	US$000	S/.000	US$000

Cash and cash equivalents	15,530	5,562	15,530	5,562
Trade accounts receivables	74,502	26,684	74,317	26,618
Receivables from related parties	6,605	2,366	10,083	3,611
Prepaid expenses	1,032	369	1,032	369
Investments	2,608	935	2,608	935
Property, plant and equipment	52,504	18,805	52,922	18,955
Intangibles	5,741	2,056	7,591	2,719
Deferred income tax assets	2,192	785	2,192	785
Trade accounts payables	(5,328)	(1,908)	(5,328)	(1,908)
Other accounts payables	(38,679)	(13,854)	(38,679)	(13,854)
Contingent liabilities	(815)	(292)	(3,846)	(1,378)
Deferred income tax liability	(4,187)	(1,500)	(4,692)	(1,681)

Fair value of net assets	111,705	40,008	113,730	40,733

Non-controlling interest (14.05%)	(15,701)	(5,624)	(15,986)	(5,725)
Goodwill (Note 17)	7,868	2,802	6,128	2,178

Total paid for the purchase	103,872	37,186	103,872	37,186

Cash payment for acquisition	103,872	37,186	103,872	37,186
Cash and cash equivalents of the acquired subsidiary	(15,530)	(5,562)	(15,530)	(5,562)

Direct outflow of cash flows for the acquisition	88,342	31,624	88,342	31,624

Acquisition related costs of S/.0.65 million have been charged to administrative expenses in the consolidated income statement for the year ended 31 December 2013.

Revenue and profit generated for the period between the date of acquisition to December 31, 2013 were S/.82.97 million and S/.8.3 million, respectively.

If DSD Construcciones y Montajes S.A. would have been consolidated since January 1, 2013, the revenue and profit generated would have been S/.182.68 million and S/.10.15 million, respectively.

d)	Acquisition of Vial y Vives

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

(All amounts are expressed in thousands of S/. unless otherwise stated)

The price paid by GyM for the acquisition of Vial y Vives amounted to US$55.6 million (equivalent to S/.142 million) and resulted in the recognition of goodwill for S/.28.9 million, at the acquisition date, which is detailed as follows:

	Reported in 2012		Revised
	S/.000	US$000	S/.000	US$000

Cash and cash equivalents	10,445	4,094	10,445	4,094
Marketable securities	61,664	24,172	61,664	24,173
Trade accounts receivable, net	10,862	4,258	10,862	4,258
Other accounts receivable	4,002	1,569	20,765	8,140
Inventories	2,182	855	2,182	855
Prepaid expenses	1,020	400	1,020	400
Property, plant and equipment	23,746	9,309	39,184	15,360
Intangibles (“Order Backlog” and Brand)	98,869	38,757	98,869	38,757
Investments	15,128	5,930	15,128	5,930
Deferred income tax	535	210	535	210
Accounts payable from related parties	(9,550)	(3,744)	(9,550)	(3,744)
Trade accounts payable	(3,806)	(1,492)	(3,806)	(1,492)
Other accounts payable	(17,115)	(6,709)	(17,115)	(6,709)
Provisions	(4,965)	(1,946)	(4,965)	(1,946)
Advances from clients	(47,085)	(18,457)	(47,086)	(18,457)
Contingent liabilities	(11,130)	(4,363)	(6,006)	(2,355)
Deferred income tax liability	(14,730)	(5,774)	(20,993)	(8,229)

Fair value of net assets	120,072	47,069	151,133	59,245

Non-controlling interest (26.42%)	(31,757)	(12,449)	(38,108)	(14,792)
Goodwill (Note 17)	53,654	21,033	28,944	11,200

Total paid for acquisition	141,969	55,653	141,969	55,653

Cash payment for the acquisition	141,969	55,653	141,969	55,653
Cash and cash equivalent of the acquired subsidiary	(10,445)	(4,094)	(10,445)	(4,094)

Direct cash outflow from acquisition	131,524	51,559	131,524	51,559

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

If Vial y Vives had been consolidated from January 1, 2012, the income generated would have been S/.59.6 million and S/.7.9 million, respectively.

e)	Acquisition of Stracon GyM -

On March 1, 2012 GyM obtained control over certain business which it had jointly with an entity called Stracon S.A.C. (hereinafter Stracon), as well as the control over certain interests owned by Stracon both individually and with other partners.

This acquisition was made effective through an entity that GyM and Stracon formed for this purpose. In fact, both entities established Stracon GyM S.A. (hereinafter Stracon-GyM), over which GyM exercises control and to which both the above-mentioned companies contributed with equity packages comprising various assets and liabilities associated with the mining industry.

(All amounts are expressed in thousands of S/. unless otherwise stated)

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

The consideration paid by GyM for the purchase of Stracon—GyM is comprised of the book value of net assets transferred for a total S/.24.9 million plus a cash amount for a total of US$16.4 million (in aggregate equivalent to S/.42 million; see Note 5) and resulting in the recognition of goodwill for S/.13.4 million at the acquisition date, is as follows:

	S/.000	US$000

Cash and cash equivalents	885	347
Trade accounts receivable, net	120,184	47,131
Other accounts receivable	3,862	1,515
Inventories	16,674	6,539
Prepaid expenses	24	9
Property, plant and equipment	206,153	80,844
Intangibles (“Order Backlog” and customer relationships)	9,976	3,912
Deferred income tax assets	674	264
Other assets	36	14
Financial obligations	(64,058)	(25,121)
Trade accounts payable	(39,267)	(15,399)
Accounts payable to related parties	(81,820)	(32,086)
Other accounts payable	(1,316)	(516)
long-term liabilities	(126,202)	(49,491)
Deferred income tax liability	(7,327)	(2,873)

Fair value of net assets	38,478	15,089

Non-controlling interest (25.85%)	(9,947)	(3,901)
Goodwill (Note 17)	13,366	5,242

Consideration given for the acquisition)	41,897	16,430
Net assets transferred	(24,994)	(9,802)

	16,903	6,628
Cash paid in 2011	(13,894)	(5,448)
Cash paid in 2012	3,009	1,180
Cash and cash equivalent of the acquired subsidiary	(885)	(347)

Direct cash outflow from acquisition	2,124	833

The following table provides a breakdown of the book value of assets and liabilities transferred in connection with the acquisition of Stracon-GyM:

(All amounts are expressed in thousands of S/. unless otherwise stated)

S/.000

Trade accounts receivable	55,545
Accounts receivable from related parties	27,880
Inventories	12,318
Machinery and equipment	139,248
Other accounts receivable	19,155

Total assets	254,146

Trade accounts payable	28,564
Accounts payable to related parties	56,063
Borrowings	141,430
Other accounts payable	3,095

Total liabilities	229,152

Book value of net assets transferred	24,994

32	DIVIDENDS

At the General Shareholders’ meeting held on March 28, 2014 the decision was made to distribute dividends for S/.112,127 (S/.0.169 per share), which correspond to 2013 earnings.

At the General Shareholders’ meeting held on March 26, 2013, the decision was made to distribute dividends amounting to S/.86,986.2 (S/.0.156 per share), corresponding to 2012 earnings.

At the General Shareholders’ meeting held on March 30, 2012, the decision was made to distribute dividends amounting to S/.86,722.4 (S/.0.156 per share), corresponding to 2011 earnings.

A dividend of S/.0.159 per share, amounting to S/.104,910 will be proposed at the Annual General Shareholders’ meeting which will be held on March 28, 2015. The financial statements do not reflect these dividends payable.

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

	2012	2013	2014
Profit attributable to the controlling interest in the Company	289,954	320,016	299,744

Weighted average number of shares in issue at S/.1.00 each, at December 31, 2012, 2013 and 2014)	558,284,190	600,346,925	660,053,790

Basic and diluted earnings per share (in S/.)	0.519	0.533	0.454

(All amounts are expressed in thousands of S/. unless otherwise stated)

34	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)	Additional acquisition of non-controlling interest

i)	In July 2014, GyM S.A. acquired 13.49% of additional shares in Stracon GyM at a price of US$24.96 million (equivalent to S/.72.82 million). The carrying amount of non-controlling interest at the acquisition date was S/.22.15 million. The Group eliminated the non-controlling interest and recognized a decrease in equity attributable to the parent owners of S/.50.67 million.

ii)	In August, November and December 2014, the Company acquired 4.567% (2.25%, 1.95% and 0.367% respectively) additional shares in GyM S.A. at a total purchase price of S/.93.16 million. The carrying amount of the non-controlling interest at the acquisition date was S/.24.61. The Group eliminated non-controlling interest and recognized a decrease in equity attributable to the owners of the parent for S/.71.52 million.

iii)	In August 2014, the Company acquired 1.37% additional shares in Viva GyM S.A. at a price of S/.9.38 million. The carrying amount of the non-controlling interest at the acquisition date was S/.3.35 million. The Group eliminated non-controlling interest and recorded a decrease in equity attributable to the parent owners of S/.6.03 million.

iv)	In 2013, the Company acquired additional shares of Ingeniería y Contrucción Vial y Vives S.A., GMD S.A., Viva GyM S.A., and Concar S.A. representing the 6.4%;0.47%;0.13% and 0.18% of their corresponding issued shares. The carrying amount of the non-controlling interests in such subsidiaries was S/.9,528 and the purchase consideration was S/.12,433. The Group derecognized non-controlling interest and accounted a decrease in equity attributable to owners of the Parent of S/.2,905.

v)	In 2013, the Company acquired an additional 16.9% of the outstanding shares of Norvial S.A from the former shareholder Besco S.A. at the purchase consideration of S/.51,435. The carrying amount of the no-controlling interests at the acquisition date was S/.19,729. The Group derecognized its non-controlling interest and recorded a decrease in equity attributable to owners of the Parent of S/.31,706.

vi)	In May 2012, the Company acquired the remaining 26.99% of the shares issued of Survial S.A. at a sales price of S/.4,393. The Group now holds 99.99% of the total share capital of Survial S.A. The carrying amount of the Group’s non-controlling interests at the acquisition date was S/.4,757. The Group derecognized these non-controlling interests for S/.4,757 and recorded a decrease in capital attributable to parent owners of S/.364.

The effect of these changes is broken down as follows:

	2012	2013	2014

Carrying amount of non-controlling interest acquired	4,757	29,257	50,109
Consideration provided for non-controlling interest	(4,393)	(63,868)	(178,331)

Lower (higher) payment attributable to the Company’scontrolling interest	364	(34,611)	(128,222)

b)	Disposal of interests in subsidiary without loss of control

i)	In November 2014, GyM Chile S.p.A sold 1.01% (S/.1.6 million) of its total interest of 82.04% in Vial y Vives – DSD for US$0.582 million (equivalent to S/.1.6 million). The carrying amount of the non-controlling interest in Vial y Vives – DSD at the disposal date was S/.1.6 million.

(All amounts are expressed in thousands of S/. unless otherwise stated)

ii)	In January 2012, the Company sold 0.17% (S/.708) of its total interest of 93.84% held in GyM S.A. for S/.555. The carrying amount of the non-controlling interest in GyM S.A. at the disposal date was S/.25.6 million (that is, 6.16% interest).

iii)	In January 2012, the Company sold 0.40% (S/.194) of its total interest of 99.97% held in Concar S.A. for S/.638. The carrying amount of the non-controlling interest in Concar S.A. at the disposal date was S/.14.5 (that is, 0.03% interest).

The effect of these changes at December 31 is summarized as follows:

	2012	2014

Carrying amount of non-controlling interest sold	(902)	(1,627)
Consideration received for non-controlling interest	1,193	1,627

Increase in equity of the Company’s controlling interest	291	-

There were no transactions with non-controlling interest in 2013.

c)	Effects of transactions with non-controlling interests on equity attributable to Parent owners for the year ended December 31:

	2012	2013	2014

Changes in equity attributable to the Company’scontrolling interest arising from:
Acquisition of additional interest in subsidiary	364	(34,611)	128,222
Disposal of interest in subsidiary without losing control	291		-

Decrease in equity of the Company’s controlling interest	655	(34,611)	128,222

d)	Contributions of non-controlling shareholders

Mainly correspond to the contributions made by the partners of subsidiary Viva GyM S.A. for their real estate projects. At December 31 the amounts contributed were the following:

	2012	2013	2014

Contributions from Viva GyM S.A.	30,224	59,387	48,793
Contributions from GyM Ferrrovías S.A.	-	-	2,823)
Returns of contributions	(4,128)	(24,613)	(4,240)

Increase in equity of non-controlling interest	26,096	34,774	47,376

Contribution returns mainly correspond to profit attributable to the party for the housing project El Agustino I, which has been completed and most of the apartments have been delivered to the customers.

e)	Deconsolidation of subsidiaries

In 2014 the Group assessed its interest in the joint venture “Red Vial 1 – Cusco”, which was considered and reported as a subsidiary at December 31, 2013. As a result of this assessment, the Group concluded that the rights entitled in such business do not grant control, joint control or significant influence. In addition Management´s conclusion is that Company´s interest in this business is that of a financial asset (receivable). Assets and liabilities of “Red Víal 1 – Cusco” previously consolidated and the non-controlling interest amounted to S/.2,284 which was eliminated in 2014.

(All amounts are expressed in thousands of S/. unless otherwise stated)

In 2013 the Group assessed its interests in Concessión La Chira S.A. and Logistica Quimica del Sur S.A.C (LQS). The interests in these concessions were accounted for as if they were under control of the Group (subsidiaries). Subsequent that assessment it was determined that the interests correspond to a joint operation and joint venture, respectively under the provisions of IFRS 11. The amounts, consolidated as of December 31, 2013 of assets and liabilities non-controlling interest amounted to S/.12,535 for La Chira and S/.6,842 for LQS.

f)	Debt capitalization -

Corresponds to the capitalization of debt arising from obligations contracted by Stracon GyM with its investors, GyM and Stracon S.A.C., and amounted to S/.12.2 million in 2012.

g)	Dividends

At December 31, 2014, 2013 and 2012 dividends were distributed for S/.68.1 million, S/.51.8 million and S/.37.5 million, respectively.

35	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

a)	On October 3, 2014 we reported that the joint operation formed by our Company and our subsidiary GMD were awarded with the concession for the operation of road tolls called: “Operación de la Unidad de Recaudo del Sistema Integrado de Transporte de Lima – SIT”. We were waiting for the respective notice specifying the starting date of the agreement when a communication was served to us “Oficio 007-2015-MML/IMPL/GG” from the Metropolitan Lima Municipality dated January 20, 2015 stating the annulment of the concession that was previously awarded to us; as a result, the Public Bid process went back to the stage before the publication of the proforma agreement indicated in the original Bid time schedule; the reason for this was primarily the report issued by the Peruvian Ministry of Economy and Finance indicating that, as established by law, that Ministry has to issue an opinion on the concession agreement prior the award date; and the Lima Municipality failed to reach the respective agreement to the Ministry before the bid award date.

It should be noted that the Group Backlog does not contain any amount related to the above-mentioned concession agreement.

The Company is presently evaluating its legal situation as to the decision made by the Municipality and will decide what measures to take.

b)	On February 03, 2015 the Company placed S/.629 million in “Series A Senior Secured VAC – Indexed Notes due 2039”, corresponding to notes issued by GyM Ferrovías S.A.

The Notes sale took place on February 3, 2015 and the issuance date was set at February 10, 2015. Notes will be redeemed on November 25, 2039. Interest rate is 4.75% annually plus inflation adjustment for a period of 24.8 years. Interest payments dates are February 25, May 25, August 25, and November 25, each year, starting May 25, 2015.

(All amounts expressed in thousands of S/. unless otherwise stated)

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

All information in the following supplemental disclosures relate to Blocks I and V. No information with respect to Blocks III and IV has been included in the supplemental disclosures, as the Company only began operating these blocks on April 5, 2015 and has yet to undertake its own evaluation of reserves in these blocks.

A.	Reserve Quantity Information

Graña y Montero Petrolera S.A. net proved reserves in the fields in which they operate and changes in those reserves for operations are disclosed below. The net proved reserves represent the Company’s best estimate of proved oil and natural gas reserves. For 2013 and 2014 reserve estimates have been evaluated by its technical staff (reservoir engineers and geoscience professionals) and submitted to its Reserve Development Committee. The estimates for all years presented conform to the definitions found in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

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

PROVED RESERVES (1)	Total Oil (MBBL) Gas (MMCF)		Peru Oil (MBBL) Gas (MMCF)
Proved developed and undeveloped reserves, December 31, 2012	4,011	19,916	4,011	19,916
Revisions of previous estimates	227	(3,264)	227	(3,264)
Improved recovery	0	0	0	0
Purchases	0	0	0	0
Production	(485)	(2,446)	(485)	(2,446)
Sales in place	0	0	0	0

Proved developed and undeveloped reserves, December 31, 2013	4,266	14,205	4,266	14,205
Revisions of previous estimates	383	5,742	383	5,742
Improved recovery	0	0	0	0
Purchases	0	0	0	0
Production	(642)	(3,238)	(642)	(3,238)
Sales in place	0	0	0	0
Proved developed and undeveloped reserves, December 31, 2014	4,007	16,709	4,007	16,709

(1)	Proved reserves estimated in oil and gas properties located in BlockI and V (Talara) under two service contracts with Petroperu S.A. The rights to produce hydrocarbons expire in December 2021 for BlockI and October 2023 for Block V. The proved reserves estimated in this report constitute all of the proved reserves under contracts by Graña y Montero Petrolera in Blocks I and V.

(2)	The revisions in reserve estimates are based on new information obtained as a result of drilling activities and workovers. During 2014, proved developed reserves of crude oil increased due to new drilling locations, mainly in Block I, as a result of geological and engineering studies conducted throughout the year and as a result of changes in our drilling program and workovers activities. In 2014, natural gas proved reserves increased as a result of reviews of production behavior of wells (i.e., higher natural gas/crude oil relationship).

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2012

	Total Oil (MBBL) Gas (MMCF)		Peru Oil (MBBL) Gas (MMCF)
Proved developed reserves
Beginning of year	3,277	9,070	3,277	9,070
End of year	2,762	10,091	2,762	10,091
			515	-1,021

Proved undeveloped reserves
Beginning of year	1,433	9,375	1,433	9,375
End of year	1,249	9,825	1,249	9,825

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2013

	Total Oil (MBBL) Gas (MMCF)		Peru Oil (MBBL) Gas (MMCF)
Proved developed reserves
Beginning of year	2,762	10,091	2,762	10,091
End of year	2,880	9,187	2,880	9,187

Proved undeveloped reserves
Beginning of year	1,249	9,825	1,249	9,825
End of year	1,386	5,018	1,386	5,018

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014

	Total Oil (MBBL) Gas (MMCF)		Peru Oil (MBBL) Gas (MMCF)
Proved developed reserves
Beginning of year	2,880	9,187	2,880	9,187
End of year	2,882	11,960	2,882	11,960

Proved undeveloped reserves
Beginning of year	1,386	5,018	1,386	5,018
End of year	1,125	4,748	1,125	4,748

B.	Capitalized Costs Relating to Oil and Gas Producing Activities

The following table sets forth the capitalized costs relating to the Company’s crude oil and natural gas producing activities for the years indicated:

	Total Peru
	2010	2011	2012	2013	2014
		(in US$ thousands)
Proved properties
Mineral property, wells and related equipment	29,393	31,837	53,255	44,974	47,267
Drilling and works in progress and replacement units	8,760	15,081	12,834	11,444	11,290

Total proved properties	38,154	46,919	66,090	56,418	58,557
Unproved properties	0	0	0	0	0

Total property, plant and equipment	38,154	46,919	66,090	56,418	58,557
Accumulated depreciation, depletion, and amortization, and valuation allowances	(6,781)	(8,662)	(10,990)	(13,864)	(13,735)

Net capitalized costs	31,373	38,256	55,099	42,554	44,822

C.	Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

The following table sets forth costs incurred related to the Company’s oil and natural gas activities for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 (in thousands):

	Total Peru
	2010	2011	2012	2013	2014
		(in US$ thousands)
Acquisition costs of properties
Proved	0	0	0	0	0
Unproved	0	0	0	0	0

Total acquisition costs	0	0	0	0	0
Exploration costs	0	0	0	0	0
Development costs	(6,642)	(8,534)	(10,869)	(13,465)	(13,126)

Total	(6,642)	(8,534)	(10,869)	(13,465)	(13,126)

(1)	The company has not incurred in any cost related to Oil and Gas property acquisition for all years presented.

D.	Results of Operations for Oil and Natural Gas Producing Activities The results of operations for oil and natural gas producing activities, excluding overhead costs and interest expenses, are as follows for the years indicated:

	Total Peru
	2010	2011	2012	2013	2014
		(in US$ thousands)
Revenues	31,862	44,221	52,172	58,275	59,233
Additional revenues of gas extraction services (1)				11,892	0

Total revenues (2)	31,862	44,221	52,172	70,167	59,233
Production Costs	(9,807)	(12,812)	(13,802)	(16,692)	(16,257)

Additional natural gas supply costs after price adjustment (1)				(14,843)
DD&A expenses	(6,858)	(8,635)	(10,949)	(13,811)	(13,672)
Income (loss) before income taxes	15,197	22,774	27,421	24,821	29,304
Income tax expense (3)	(4,559)	(6,832)	(8,226)	(7,446)	(8,791)
Results of operations from producing activities	10,638	15,942	19,195	17,375	20,513

(1)	During 2013, GMP finished a negotiation setting prices of natural gas extraction services provided to Perupetro retroactively since 2008 to 2013. Likewise, prices for natural gas supply paid by GMP to Perupetro were adjusted. The effects in revenues and costs of sales were registered in 2013.

(2)	Revenues after deductions for Graña y Montero Petrolera S.A.’s share of government royalties according to contract obligations but prior to other any deductions. There are no sales or transfers to the Company’s other operations.

(3)	30% of income before income tax.

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

	Total
	2010	2011	2012	2013	2014
		(in US$ thousands)
Future cash inflows (1)	330,772	432,181	375,655	360,386	251,695
Future production costs (2)	(83,249)	(75,402)	(94,793)	(107,031)	(72,857)
Future development costs (2) (3)	(40,014)	(35,915)	(43,663)	(63,643)	(37,423)
Future production and development costs	(123,263)	(111,317)	(138,455)	(170,674)	(110,279)
Future income tax expenses (4)	(62,253)	(96,259)	(71,160)	(56,913)	(37,264)
Future net cash flows (5)	145,256	224,605	166,040	132,798	104,151
10% annual discount for estimates timing of cash flows	(54,024)	(79,001)	(49,887)	(35,324)	(29,483)
Standardized measure of discounted future net cash flows	91,232	145,604	116,152	97,474	74,668

(1)	For oil volumes, per barrel prices after deductions of Graña y Montero Petrolera S.A.’s share government royalties used in determining future cash inflows for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 were US$ 62.00, US$ 86.29, US$ 87.25, US$ 83.96 and US$ 77.33 respectively. For gas volumes, gas price is linked to the oil price according to the gas purchase contract.

(2)	Production costs and developments costs relating to future production of proved reserves are based on the continuation of existing economic conditions. Future decommissioning costs are included.

(3)	Taxation is computed using the appropriate year-end statutory corporate income tax rates.

(4)	Future net cash flows from oil production are discounted at 10% regardless of assessment of the risk associated with its

F.	Changes in standardized Measure of Discounted Future Net Cash Flows

	2010	2011	2012	2013	2014
		(in US$ thousands)
Standardized measure of discounted future net cash flows, beginning of the year	84,683	91,232	145,604	116,152	97,474
Revenue less production and other costs	(41,669)	(57,033)	(65,974)	(89,810)	(75,490)
Net changes in future development costs	10,867	7,149	18,441	24,533	11,497
Changes in price, net of production costs	44,387	80,540	(15,482)	(34,973)	(53,214)
Development cost incurred	6,642	8,534	10,869	13,465	13,126
Revisions of previous quantity estimates	(22,513)	4,637	(2,245)	47,511	23,273
Accretion of discount	19,658	26,085	23,931	23,616	16,836
Net change in income taxes	(3,444)	(23,444)	10,452	3,593	9,286
Timming difference and other	(7,379)	7,903	(9,444)	(6,613)	31,879
Standardized measure of discounted future net cash flows, end of the year	91,232	145,604	116,152	97,474	74,668

EXHIBIT INDEX

Exhibit Number	Description
1.01*	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02**	Form of Deposit Agreement among the Registrant, JP Morgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.01***	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.02***	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated herein by reference to exhibit 1.01 of the registrant’s Form 20-F (File No. 333-172855) filed with the SEC on April 30, 2014.

**	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.

***	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.