Form 20-F
period 2015-12-31
Grana & Montero S.A.A.
filed 2016-05-02
CIK 1572621

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Claudia Drago Morante, Chief Legal and Corporate Affairs Officer

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

At December 31, 2015	660,053,790 shares of common stock

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting ☒ Standards as issued by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow. Item 17  ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

i

ii

iii

PART I

INTRODUCTION

Certain Definition

All references to “we,” “us,” “our,” “our company,” “the group” and “Graña y Montero” in this annual report are to Graña y Montero S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. In this annual report, we refer to our principal subsidiaries, joint operations and associated companies as follows: (i) in our Engineering and Construction (E&C) segment: GyM S.A. as “GyM”; Stracon GyM S.A. as “Stracon GyM”; Vial y Vives - DSD S.A. as “Vial y Vives - DSD”; GMI S.A. as “GMI”; Morelco S.A. as “Morelco”; (ii) in our Infrastructure segment: Norvial S.A. as “Norvial”; Survial S.A. as “Survial”; Concesión Canchaque S.A. as “Canchaque”; GyM Ferrovías S.A. as “GyM Ferrovías”; Concesionaria La Chira S.A. as “La Chira”; Concesionaria Via Expresa Sur S.A. as “Via Expresa Sur”; GMP S.A. as “GMP”; Compañía Operadora de Gas del Amazonas (joint controlled) as “COGA”; Gasoducto Sur Peruano S.A. (investee) as “Gasoducto Sur Peruano”; (iii) in our Real Estate segment: Viva GyM S.A. as “Viva GyM”; Inmobiliaria Almonte S.A.C. as “Almonte”; and (iv) in our Technical Services segment, GMD S.A. as “GMD”; Concar S.A. as “Concar”; CAM Chile S.A. as “CAM”; Adexus S.A. as “Adexus”. We discuss COGA and Gasoducto Sur Peruano in our Infrastructure segment in this Annual Report, however, as a jointly controlled entity and an investee, respectively, their results are not presented within the Infrastructure segment in our financial statements.

The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; the term “nuevo sol” and the symbol “S/.” refer to the legal currency of Peru; the term “Chilean peso” and the symbol “CLP” refer to the legal currency of Chile; and the term “Colombian peso” and the symbol “COP” refer to the legal currency of Colombia.

Financial Information

Our consolidated financial statements included in this annual report have been prepared in nuevos soles and in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our annual consolidated financial statements for the years ended December 31, 2013, 2014 and 2015 have been audited by Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We manage our business in four segments: Engineering and Construction (E&C); Infrastructure; Real Estate; and Technical Services. For information on our results of operations per our business segments, see note 6 to our audited annual consolidated financial statements.

In this annual report, we present Adjusted EBITDA, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present Adjusted EBITDA because we believe it provides readers with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. For our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Item 3.A. Key Information—Selected Financial Data—Non-GAAP Financial Measure and Reconciliation.”

We have translated some of the nuevos soles amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate nuevos soles amounts to U.S. dollars was S/.3.413 to US$1.00, which was the exchange rate reported for December

31, 2015 by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). We present our backlog in U.S. dollars. For contracts denominated in nuevos soles or other local currencies, amounts have been converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. When we present our ratios of backlog and revenues in this annual report, we similarly convert our revenues, which are reported in nuevos soles, into U.S. dollars based on the exchange rate reported for December 31 of the corresponding year. For conversions of macroeconomic indicators (particularly in “Item 5.D. Operating and Financial Review and Prospects—Trend Information” in this annual report), average annual exchange rates for the currencies of each of the countries addressed are used. The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the nuevos soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rates” for information regarding historical exchange rates of nuevos soles to U.S. dollars.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Backlog

This annual report includes our backlog for our Engineering and Construction, Infrastructure, Real Estate and Technical Services segments. We do not include backlog in this annual report in our Infrastructure segment for: (i) our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; (ii) our Energy line of business because: (a) its revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel dispatched; and (iii) COGA, which is not consolidated because it is jointly controlled. When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. Backlog is not a measure defined by IFRS, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. Backlog is not audited. For our definition of backlog, see “Item 4.B. Information on the Company—Business Overview—Backlog.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.”

Reserves Estimates

This annual report includes our estimates for proved reserves in Blocks I and V, where GMP provides hydrocarbon extraction services to, and Blocks III and IV, where GMP extracts hydrocarbon under license agreements with, Perupetro S.A. (“Perupetro”). These reserves estimates were prepared internally by our team of engineers and have not been audited or reviewed by any independent external engineers. For further information on these reserves estimates, see “Item 3.D. Key Information—Rights Relating to Our Company – Additional Risks Related to our Infrastructure Business” and “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Lines of Business—Energy—Oil and Gas Production.”

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the engineering and construction, infrastructure, real estate and technical services industries in Peru and elsewhere in Latin America. We have made these estimates on the basis of our management’s knowledge and statistics and other information, which we believe to be the most recently available as of the date of this annual report, from government agencies, industry professional organizations, industry publications and other sources. While we believe these estimates to be accurate as of the date of this annual report, we have not independently verified the data from third-party sources and our internal data has not been verified by any independent source. In addition, our director, Hugo Santa María Guzmán, is a partner in APOYO Consultoría, and Roberto Abusada Salah, a director of our subsidiaries GMD and GMP, is a director of the Peruvian Economy Institute. We paid Great Place to Work ® Institute (“Great Place to Work”), a human resources consulting, research and training firm, for our employees to participate in their market survey referenced in this annual report (Copyright © 2015 Great Place to Work ® Institute, Inc. All rights reserved.). In this annual report we present gross domestic product (“GDP”) both on a nominal and real basis. Real GDP is nominal GDP adjusted to exclude the effect of inflation. Unless otherwise indicated, references to GDP are to real GDP.

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

●	global macroeconomic conditions, including commodity prices, and economic, political and social conditions in the markets in which we operate, particularly in Peru;

●	major changes in Peruvian government policies at the national, regional or municipal levels, including in connection with infrastructure concessions, investments in infrastructure and affordable housing subsidies;

●	the outcome of the second round of the presidential elections in Peru scheduled to take place on June 5, 2016, and any changes in governmental policies from the newly elected administration;

●	social conflicts in Peru that disrupt infrastructure projects, particularly in the mining sector;

●	interest rate fluctuations, inflation and devaluation or appreciation of the nuevo sol in relation to the U.S. dollar (or other currencies in which we receive revenue);

●	our ability to continue to grow our operations, both in Peru and internationally;

●	our backlog may not be a reliable indicator of future revenues or profit;

●	the level of capital investments and financings available for infrastructure projects of the types that we perform, both in the private and public sectors;

●	competition in our markets, both from local and international companies;

●	our ability to complete acquisitions on favorable terms or at all and to integrate acquired businesses and manage them effectively post-acquisition;

●	performance under contracts, where a failure to meet schedules, cost estimates or performance targets on a timely basis could result in reduced profit margins or losses and impact our reputation;

●	developments, some of which may be beyond our control, that affect our reputation in our markets, including a deterioration in our safety record;

●	industry-specific operational risks, such as operator errors, mechanical failures and other accidents;

●	availability and costs of energy, raw materials, equipment and labor;

●	our ability to obtain financing on favorable terms;

●	our ability to attract and retain qualified personnel;

●	our ability to enter into joint operations, and rules involved in operating under joint operation or similar arrangements;

●	our exposure to potential liability claims and contract disputes, including as a result of environmental damage alleged to have been caused by our operations;

●	our and our clients’ compliance with environmental, health and safety laws and regulations, and changes in government policies and regulations in the countries in which we operate;

●	negotiations of claims with our clients of cost and schedule variances and change orders on major projects;

●	delays in client payments, and increased financing costs for working capital resulting from those delays;

●	volatility in global prices of oil and gas;

●	the cyclical nature of some of our business segments;

●	limitations on our ability to operate our concessions profitably, including changes in traffic patterns, and limitations on our ability to obtain new concessions;

●	our ability to accurately estimate the costs of our projects;

●	changes in real estate market prices, customer demand, preference and purchasing power, and financing availability and terms;

●	our ability to obtain zoning and other license requirements for our real estate development; changes in tax laws;

●	natural disasters, severe weather or other events that may adversely impact our business; and

●	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors.”

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

The following selected financial data as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 have been derived from our audited annual consolidated financial statements included in this annual report. The following selected financial data as of December 31, 2011, 2012 and 2013 and for the years ended December 31, 2011 and 2012 have been derived from our audited annual consolidated financial statements not included in this annual report. Our annual consolidated financial statements for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been audited by Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

	Year ended
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Income Statement Data: (1)
Revenues	4,241.3	5,231.9	5,967.5	7,008.7	7,832.4	2,294.9
Cost of sales	(3,609.5)	(4,519.8)	(4,963.4)	(6,057.1)	(7,129.6)	(2,089.0)

Gross profit	631.7	712.1	1,004.1	951.6	702.8	205.9
Administrative expenses	(199.6)	(257.2)	(361.8)	(421.4)	(413.4)	(121.1)
Other income and expenses(3)	4.3	75.9	26.0	15.2	57.3	16.8
Profit (losses) from sale of investments	4.8		5.7	—	(8.3)	(2.4)
Other (expenses) income, net	(2.8)	(0.3)	(0.7)	(0.1)	—	—
Gain from business combination(3)	45.2	—	—	—	—	—

Operating profit	483.6	530.6	673.4	545.3	338.4	99.2
Financial (expense) income, net(4)	(6.2)	(10.3)	(112.4)	(91.4)	(138.7)	(40.6)
Share of the profit and loss obtained from associates and joint ventures under the equity method of accounting	0.2	0.6	33.6	53.4	17.6	5.2

Profit before income tax	477.6	520.8	594.5	507.4	217.3	63.7
Income tax	(141.4)	(154.6)	(182.3)	(146.2)	(75.6)	(22.2)

Net profit	336.2	366.3	412.1	361.2	141.7	41.5
Net profit attributable to controlling interest(5)	289.1	290.0	320.0	299.7	88.2	25.8
Net profit attributable to non-controlling interest(5)	47.1	76.3	92.1	61.5	53.6	15.7

(1)	Includes the results of operations of CAM since February 2011, Vial y Vives since October 2012, DSD since August 2013 and Morelco since January 2015. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Acquisitions”.

(2)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

(3)	In 2011, relates to gains recorded in connection with the CAM business acquisition as a result of the excess of the fair value of the assets and liabilities we acquired in the acquisition of a controlling interest in CAM over the consideration paid and, in 2012, 2013, 2014, and 2015 the reversal of provisions of CAM. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions” and notes 28 and 32 to our audited annual consolidated financial statements.

(4)	In 2013, 2014, and 2015 we had higher exchange losses due to the depreciation of the nuevo sol against the U.S. dollar and our higher U.S. dollar denominated liability.

(5)	We consolidate the results of our subsidiaries in our financial statements and we reflect the profit corresponding to the minority interests in our subsidiaries under “net profit attributable to non-controlling interests” in our income statement. With respect to our joint operations, we recognize in our financial statements the revenue and expenses including our share of any asset, liability, revenue or expense we hold jointly with partners. We reflect the results of our associated companies under the equity method of accounting in our financial statements under the line item “share of the profit and loss in associates” in our income statement. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions,” “—General—Accounting for Subsidiaries, Joint Operations and Associated Companies” and note 2.2 to our audited annual consolidated financial statements included in this annual report.

	As of December 31,
	2011	2012	2013	2014	2015	2015(1)
Balance Sheet Data:	(in millions of S./)					(in millions of US$)(1)
Total current assets	2,502.3	3,017.2	3,903.5	4,623.9	5,253.6	1,539.3
Cash and cash equivalents	658.2	780.1	959.4	818.4	554.0	162.3
Accounts receivables	855.2	930.8	1,162.4	1,768.6	2,155.5	631.6
Outstanding work in progress	393.8	525.3	971.7	1,161.8	1,319.2	386.5
Inventories(2)	546.3	747.4	762.8	833.6	1,159.2	339.6
Total non-current assets	1,191.5	1,982.9	2,412.6	3,106.8	3,738.2	1,095.3
Long-term accounts receivables(3)	75.2	393.4	630.1	580.0	621.8	182.2
Property, plant and equipment	686.9	938.1	952.9	1,147.0	1,111.8	325.7
Intangible assets(4)	317.8	505.1	407.5	778.7	881.0	258.1
Total current liabilities	1,741.4	2,618.1	2,416.3	3,794.9	4,092.3	1,199.0
Short-term borrowings	231.0	452.8	486.1	1,425.5	1,228.0	359.8
Accounts payables(5)	1,313.6	1,995.2	1,762.1	2,268.4	2,779.6	814.4
Total non-current liabilities	499.3	598.8	703.1	762.1	1,716.5	502.9
Long-term borrowings	298.9	392.7	309.7	326.1	553.3	162.1
Capital Stock(6)	390.8	558.3	660.1	660.1	660.1	660.1
Shareholders’ equity	1,189.0	1,392.2	2,765.4	2,691.7	2,654.6	777.8
Non-controlling interest	264.1	391.0	431.3	482.5	528.5	154.8

(1)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

(2)	Includes investments for the purchase of land by our Real Estate segment. These investments in land are recorded at acquisition cost and are not marked-to-market for changes in fair value. See note 14 to our audited annual consolidated financial statements included in this annual report.

(3)	Includes payments required to be made by the Peruvian government for the amounts we invest to purchase trains and other infrastructure for the Lima Metro. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Infrastructure” and note 10 to our audited annual consolidated financial statements included in this annual report.

(4)	We recognize our investments in the construction of the highway of our Norvial concession as intangible assets. See note 2.16(c) to our audited annual consolidated financial statements included in this annual report.

(5)	Includes S/.421.0 million, S/.848.1 million, S/.701.8 million, S/.684.3 million and S/.607.1 million in advance payments made by our clients as of December 31, 2011, 2012, 2013, 2014 and 2015 respectively, in connection with our E&C and operation and maintenance of infrastructure assets contracts. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Engineering and Construction” and “—Technical Services” and note 21 to our audited annual consolidated financial statements included in this annual report.

(6)	Reflects as of December 31, 2013, 2014 and 2015 our initial public offering of American Depositary Shares (“ADSs”) in the United States, which was consummated on July 29, 2013.

	As of and for the year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Other Data: (1)
Adjusted EBITDA(3) (in millions of S/. or US$)	674.3	800.9	1,030.7	911.9	778.4	228.1
Gross margin	14.9%	13.6%	16.8%	13.6%	9.0%	9.0%
Adjusted EBITDA margin(4)	15.6%	14.8%	17.3%	13.0%	9.9%	9.9%
Outstanding shares(5)	558,284	558,284	660,054	660,054	660,054	660,054
Profit per share (in S/.or US$)	0.60	0.66	0.62	0.55	0.21	0.21
Profit attributable to controlling interest per share (in S/.or US$)	0.52	0.52	0.53	0.45	0.13	0.04
Dividend per share (in S/.or US$)	0.10	0.16	0.16	0.17	0.16	0.16
Net debt(6)/ Adjusted EBITDA ratio	(0.2)x	0.1x	(0.2)x	1.0x	2.6x	2.6x
Backlog (in millions of US$)(7)	2,493.9	4,165.9	3,935.0	3,765.4	13,781.0	4,037.8
Backlog/revenues ratio (Unaudited)(7)	1.7x	2.2x	1.9x	1.6x	2.0x	2.0x

(1)	Includes the results of operations of CAM since February 2011, Vial y Vives since October 2012, DSD since August 2013, and Morelco since January 2015. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Acquisitions”.

(2)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

(3)	For further information on the definition of Adjusted EBITDA, see “—Non-GAAP Financial Measure and Reconciliation.”

(4)	Reflects Adjusted EBITDA as a percentage of revenues.

(5)	Reflects as of December 31, 2013, 2014, and 2015 our initial public offering of ADSs in the United States, which was consummated on July 29, 2013.

(6)	Net debt is calculated as total borrowings (including current and non-current borrowings) less cash and cash equivalents.

(7)	For further information on our backlog, see “Item 4.B. Business Overview—Backlog.” Does not include, in our Infrastructure segment, our Norvial toll road concession; our Energy line of business; or our jointly controlled COGA venture. Backlog is calculated as of the last day of the applicable year. Revenues are calculated for that year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year, which was S/.2.697 to US$1.00 as of December 31, 2011, S/.2.551 to US$1.00 as of December 31, 2012, S/.2.796 to US$1.00 as of December 31, 2013, S/.2.989 to US$1.00 as of December 31, 2014, and S/.3.413 to US$1.00 as of December 31, 2015. Includes revenues only for businesses included in our backlog.

The following tables set forth summary financial data for each of our business segments. For more information on the results of operations of our segments, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations” and note 6 to our audited annual consolidated financial statements included in this annual report.

1.	Engineering & Construction

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$,)(1)
Income Statement Data:
Revenues	2,784.2	3,524.6	4,075.3	5,035.7	5,841.6	1,711.6
Cost of sales	(2,454.9)	(3,116.6)	(3,515.2)	(4,500.3)	5,484.3	1,606.9

Gross profit	329.3	408.0	559.5	535.4	357.3	104.7
Administrative expenses	(104.4)	(159.8)	(217.9)	(258.6)	(289.1)	(84.7)
Other income and expenses	4.8	(1.9)	10.8	(9.8)	30.6	9.0
Other (losses) gains, net	(2.2)	1.3	—	—	—	—

Operating profit	227.5	247.6	352.4	267.0	98.7	28.9
Financial (expense) income, net	5.3	19.7	(26.6)	(62.4)	(118.5)	(34.7)
Share of the profit or loss in associates under the equity method of accounting	5.1	9.2	42.0	48.2	(2.2)	(0.6)

Profit before income tax	237.9	276.4	367.7	252.8	(22.0)	(6.4)
Income tax	(71.5)	(87.9)	(111.2)	(59.3)	(29.4)	(8.6)

Net profit	166.4	188.5	256.5	193.6	(51.4)	(15.1)
Net profit attributable to controlling interest	153.1	165.1	211.6	164.1	(64.4)	(18.9)
Net profit attributable to non-controlling interest	13.3	23.4	44.9	29.5	12.9	3.8

	As of December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	1,252.9	1,547.4	1,858.0	2,676.6	3,202.0	938.2
Cash and cash equivalents	400.5	423.3	265.8	285.4	172.1	50.4
Accounts receivables	539.2	555.8	737.7	1,092.9	1,530.2	448.3
Outstanding work in progress	218.7	417.1	735.0	1,145.4	1,301.5	381.3
Other current assets	94.6	151.2	119.6	152.9	198.1	58.0
Total non-current assets	452.7	875.8	931.1	1,250.0	1,159.0	339.6
Long-term accounts receivables	2.3	11.3	—	6.2	0.1	—
Property, plant and equipment	329.6	539.0	534.1	651.2	606.2	177.6
Other non-current assets	120.7	325.6	397.0	592.6	552.2	161.8
Total current liabilities	1,114.6	1,587.0	1,633.6	2,500.2	2,846.3	834.0
Short-term borrowings	70.4	120.0	195.1	629.6	653.0	191.3
Accounts payables(2)	931.9	1,356.5	1,321.5	1,799.3	2,174.0	637.0
Total non-current liabilities	155.0	260.8	385.6	445.2	629.2	184.4
Long-term borrowings	136.6	180.9	127.1	144.1	376.0	110.2
Other long-term liabilities	18.4	80.0	258.5	301.1	253.2	74.2
Shareholders’ equity	406.3	472.11	622.9	817.8	720.7	211.2
Non-controlling interest	29.8	103.3	147.0	163.4	164.6	48.2

2.	Infrastructure

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	404.2	524.5	681.0	884.8	1,023.1	299.8
Cost of sales	(258.0)	(351.8)	(494.2)	(639.2)	(830.0)	(243.2)

Gross profit	146.2	172.6	186.8	245.6	193.1	56.6
Administrative expenses	(25.6)	(30.5)	(31.0)	(40.3)	(39.4)	(11.5)
Other income and expenses	(0.2)	(0.8)	(3.1)	(3.2)	1.5	0.4
Profit from the sale of investments	17.0	—	—	—	—	—
Other (losses) gains, net	(2.1)	(1.6)	0.3	—	—	—

Operating profit	118.3	139.7	153.0	201.9	155.2	45.5
Financial (expense) income, net	(6.0)	(17.3)	(44.6)	(25.5)	(18.7)	(4.2)
Share of the profit or loss in associates under the equity method of accounting	0.2	—	1.6	—	0.1	—

Profit before income tax	112.5	122.3	109.9	176.5	137.4	40.3
Income tax	(30.8)	(38.4)	(35.4)	(57.4)	(38.0)	(11.1)

Net profit	81.8	84.0	74.5	119.1	99.8	29.2
Net profit attributable to controlling interest (4)	68.2	66.7	59.9	102.2	77.0	22.6
Net profit attributable to non-controlling interest (4)	13.6	17.3	14.5	16.9	22.7	6.7

	As of December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	302.4	319.1	376.9	426.8	505.6	148.1
Cash and cash equivalents	64.9	149.7	122.3	167.3	221.8	65.0
Accounts receivables	117.4	118.9	145.7	213.0	227.6	66.7
Outstanding work in progress	105.4	26.8	78.1	16.4	17.7	5.2
Other current assets (5)	14.7	23.8	30.8	30.0	38.6	11.3
Total non-current assets	466.0	826.8	1,082.6	1,260.0	1,468.3	430.2
Long-term accounts receivables (3)	41.0	349.3	603.9	602.3	670.7	196.5
Property, plant and equipment	192.5	211.3	201.5	209.5	200.6	58.8
Other non-current assets	232.4	266.2	277.3	412.2	597.0	174.9
Total current liabilities	129.5	486.0	892.9	1,034.7	354.7	103.9
Short-term borrowings	33.4	38.7	85.7	570.4	156.5	45.9
Accounts payables	75.7	439.3	781.2	450.0	153.8	45.1
Total non-current liabilities	134.2	190.5	108.1	120.3	982.7	287.9
Long-term borrowings	127.1	146.3	96.1	100.4	83.3	24.4
Other long-term liabilities	7.0	44.2	12.0	19.9	899.4	263.5
Shareholders’ equity	402.6	355.5	385.5	451.8	536.4	186.5
Non-controlling interest (4)	102.1	113.9	73.0	80.0	100.2	29.4

3.	Real Estate

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	152.3	240.1	313.7	224.6	215.8	63.2
Cost of sales	(106.9)	(153.4)	(200.0)	(162.1)	(164.0)	(48.1)

Gross profit	45.3	86.7	113.7	62.4	51.8	15.2
Administrative expenses	(10.1)	(17.4)	(21.0)	(21.1)	(20.5)	(5.7)
Other income and expenses	(0.4)	(1.7)	(0.7)	(0.8)	0.1	—
Other (losses) gains, net	—	—	(1.0)	—	—	—
Profit from the sale of investments	—	—	3.2	—	—	—

Operating profit	34.9	67.6	94.2	40.5	33.0	9.7
Financial (expense) income, net	(0.5)	(2.3)	(13.8)	(14.7)	(10.9)	(2.7)
Share of the profit or loss in associates under the equity method of accounting	—	—	0.1	12.2	14.9	4.4

Profit before income tax	34.4	65.3	80.5	38.0	37.0	10.8
Income tax	(10.2)	(20.0)	(21.4)	(11.5)	(7.6)	(2.2)

Net profit	24.1	45.3	59.0	26.5	29.3	8.6
Net profit attributable to controlling interest	6.1	12.4	19.2	9.5	12.4	3.6
Net profit attributable to non-controlling interest	18.1	32.9	39.9	17.0	17.0	5.0

	As of December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	450.7	636.0	672.6	760.8	1,109.3	325.0
Cash and cash equivalents	49.3	73.0	43.0	54.3	74.5	21.8
Accounts receivables	19.5	37.7	36.4	75.6	114.4	33.5
Other current assets(4)	381.9	525.3	593.2	631.0	920.4	269.7
Total non-current assets	46.1	71.4	76.5	117.4	91.7	26.9
Long-term accounts receivables	0.0	6.8	11.8	9.7	14.7	4.3
Property, plant and equipment	5.0	4.5	5.6	7.3	11.3	3.3
Investment property	36.5	36.0	36.9	36.2	34.7	10.2
Other non-current assets	4.5	24.2	22.1	64.1	30.9	9.1
Total current liabilities	197.5	263.6	217.6	266.6	555.1	162.6
Short-term borrowings	41.6	43.2	77.9	144.3	224.4	65.7
Accounts payables	146.7	211.8	136.6	121.1	330.7	96.9
Total non-current liabilities	96.4	62.6	97.8	138.9	159.6	46.8
Long-term borrowings	16.5	49.7	52.3	16.4	27.6	8.1
Other long-term liabilities	79.8	12.9	45.4	122.5	132.0	38.7
Shareholders’ equity	50.1	147.1	152.7	157.3	158.6	46.5
Non-controlling interest(5)	152.8	234.2	281.0	315.4	327.6	96.0

4.	Technical Services

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	977.0	1,083.3	1,169.1	1,208.2	1,152.5	337.7
Cost of sales	(867.3)	(979.4)	(989.9)	(1,065.8)	(974.2)	(285.4)

Gross profit	109.7	103.9	179.2	142.3	178.3	52.2
Administrative expenses	(72.1)	(105.4)	(132.5)	(122.5)	(114.9)	(33.7)
Other income and expenses	6.2	73.6	24.7	5.9	15.1	4.4
Gain from business combination	45.2	—	—	—	(8.3)	2.4
Other (losses) gains, net	0.4	—	—	(2.1)	—	—

Operating profit	89.4	72.2	71.4	25.7	70.3	20.6
Financial (expense) income, net	(8.5)	(5.1)	(15.9)	(25.6)	(30.1)	(8.8)
Share of the profit or loss in associates under the equity method of accounting	—	—	1.1	0.6	0.1	—

Profit before income tax	80.9	67.1	56.6	0.7	40.8	12.0
Income tax	(19.8)	(5.6)	(16.7)	(5.8)	6.1	1.8

Net profit	61.1	61.5	39.9	(5.1)	46.9	13.7
Net profit attributable to controlling interest	53.9	50.6	34.3	(5.3)	40.3	11.8
Net profit attributable to non-controlling interest	7.2	10.8	5.6	0.3	6.6	1.9

	As of December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	513.0	495.5	585.2	616.6	532.0	155.9
Cash and cash equivalents	73.4	85.3	46.5	134.7	60.2	17.6
Accounts receivables	276.7	259.6	312.0	421.2	398.6	116.8
Outstanding work in progress	69.8	81.4	158.7	—	—	—
Other current assets	93.2	69.2	68.0	60.7	73.1	21.4
Total non-current assets	183.7	192.2	197.8	252.4	257.8	75.5
Long-term accounts receivables	30.1	24.3	12.3	4.9	0.1	0.0
Property, plant and equipment	96.8	109.3	114.1	166.3	170.7	50.0
Other non-current assets	56.8	58.7	71.5	80.3	86.6	25.4
Total current liabilities	412.4	489.4	475.0	434.7	411.7	120.6
Short-term borrowings	85.0	96.0	126.9	80.5	91.4	26.8
Accounts payables	275.5	354.2	339.6	339.9	299.5	87.8
Total non-current liabilities	168.5	74.4	160.1	216.1	180.0	52.7
Long-term borrowings	14.6	12.4	31.4	63.1	66.5	19.5
Other long-term liabilities	153.9	61.9	128.7	153.0	113.5	33.3
Shareholders’ equity	91.7	103.0	125.7	128.4	162.6	47.6
Non-controlling interest	24.1	20.9	22.2	89.8	35.5	10.4

(1)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

(2)	Includes advance payments, which reflects advance payments made by our clients in connection with our E&C and Operation and Maintenance of Infrastructure Assets contracts. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Engineering and Construction” and “—Technical Services” and note 21 to our audited annual consolidated financial statements included in this annual report.

(3)	Includes payments required to be made by the Peruvian government for the amounts we invest to purchase trains and other infrastructure for the Lima Metro. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Infrastructure” and note 10 to our audited annual consolidated financial statements included in this annual report.

(4)	The net profit attributable to controlling interests of our Real Estate segment is significantly affected by the financing and commercial arrangements we use to purchase land and to develop real estate projects. Depending on the level of non-controlling interests used to finance our real estate projects, our Real Estate segment tends to have significant net profit attributable to non-controlling interests. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Real Estate.”

(5)	Includes inventories, which includes investments for the purchase of land by our Real Estate segment. These investments in land are recorded at book value and are not marked-to-market for changes in fair value. See note 14 to our audited annual consolidated financial statements included in this annual report.

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

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Net profit(1)	336.2	366.3	412.1	361.2	141.7	41.5
Financial expense (income), net	6.2	10.3	112.4	91.4	55.8	16.4
Income tax	141.4	154.6	182.3	146.2	75.6	22.2
Depreciation and amortization	178.2	244.5	259.1	260.0	306.4	89.8
Other adjustments (described above)	12.3	25.2	62.9	53.1	116.0	34.0

Adjusted EBITDA	674.3	800.9	1,030.7	911.9	778.4	228.1

The following tables set forth the reconciliation of our net profit to Adjusted EBITDA for each of our business segments and certain of our lines of business or subsidiaries within these segments.

1.	Engineering & Construction

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Net profit(1)	166.4	188.5	256.5	193.6	(51.4)	(15.1)
Financial expense (income), net	(5.3)	(19.7)	26.6	62.4	44.0	12.9
Income tax	71.5	87.9	111.2	59.3	29.4	8.6
Depreciation and amortization	82.4	131.1	151.2	144.2	168.1	49.3

Adjusted EBITDA(3)	315.0	387.9	546.0	459.4	264.6	77.5

2.	Infrastructure

2.1	Full Segment

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Net profit	81.8	84.0	74.5	119.1	99.8	29.2
Financial expense (income), net	6.0	17.3	44.6	25.5	18.7	4.2
Income tax	30.8	38.4	35.4	57.4	37.6	11.0
Depreciation and amortization	57.6	67.9	64.0	70.5	85.2	25.0
Other adjustments (described above)	—	4.8	25.6	36.5	56.3	16.5

Adjusted EBITDA	176.1	212.3	244.3	309.0	297.6	87.2

2.2	All Toll Roads

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Net profit	21.4	29.4	40.5	43.0	53.5	15.7
Financial expense (income), net	5.9	5.2	4.4	9.5	4.0	1.0
Income tax	5.8	12.5	15.0	16.2	18.8	5.5
Depreciation and amortization	21.3	24.5	10.0	11.4	10.9	3.2

Adjusted EBITDA	54.5	71.5	69.9	80.1	79.2	23.2

2.2(a)	Norvial

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Net profit	26.4	27.2	30.2	31.1	40.9	12.0
Financial expense (income), net	4.8	3.8	9.5	9.3	3.5	1.0
Income tax	7.8	11.6	10.3	10.9	13.6	4.0
Depreciation and amortization	21.1	24.2	9.8	11.0	10.8	3.2

Adjusted EBITDA	60.1	66.7	59.6	62.3	68.9	20.2

2.3	Mass Transit

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Net profit(4)	(8.5)	(11.0)	(13.1)	12.1	24.7	7.2
Financial expense (income), net	(1.9)	4.0	26.0	4.5	(3.0)	0.3
Income tax	(4.7)	(3.6)	(0.6)	(10.8)	(10.6)	(3.1)
Depreciation and amortization	0.1	0.5	0.6	0.9	0.0	0.0
Other adjustments (described above)	—	—	25.6	36.5	56.3	16.5

Adjusted EBITDA	(15.0)	(10.2)	38.6	64.8	94.5	27.7

2.1	Energy

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Net profit	69.1	63.4	45.0	62.7	20.2	5.9
Financial expense (income), net	1.9	1.8	14.3	11.4	9.8	2.9
Income tax	29.7	28.5	20.1	29.8	7.7	2.3
Depreciation and amortization	36.1	42.8	53.4	58.1	74.2	21.7

Adjusted EBITDA	136.8	136.4	132.8	162.0	121.8	35.7

3.	Real Estate

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Net profit	24.1	45.3	59.0	26.5	29.3	8.6
Financial expense (income), net	0.5	2.3	13.8	14.7	(10.9)	2.7
Income tax	10.2	20.0	21.4	11.5	7.6	2.2
Depreciation and amortization	2.6	2.9	3.6	3.8	4.9	1.4
Other adjustments (described above)	12.3	20.4	37.3	16.4	59.7	17.5

Adjusted EBITDA	49.8	90.9	135.2	73.0	98.0	28.7

4.	Technical Services

4.1	Full Segment

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Net profit	61.1	61.5	39.9	(5.1)	46.9	13.7
Financial expense (income), net	8.5	5.1	15.9	25.6	30.1	5.9
Income tax	19.8	5.6	16.7	5.8	6.1	1.8
Depreciation and amortization	32.2	39.4	37.2	37.2	42.3	12.4

Adjusted EBITDA	121.6	111.6	109.6	63.5	113.3	33.2
4.2 Concar
	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Net profit	34.9	12.6	7.9	(26.5)	18.5	5.4
Financial expense (income), net	(0.5)	(0.6)	(0.1)	4.9	3.2	0.9
Income tax	15.2	6.2	4.6	(0.8)	11.4	3.3
Depreciation and amortization	4.0	5.1	5.6	7.1	5.3	1.6

Adjusted EBITDA	53.6	23.2	18.0	(15.3)	39.2	11.5
4.3 GMD
	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Net profit	9.1	11.3	8.5	6.0	5.2	1.5
Financial expense (income), net	0.5	1.9	5.0	4.5	7.4	2.2
Income tax	4.8	5.3	5.8	5.3	3.1	0.9
Depreciation and amortization	17.2	15.9	15.4	18.6	22.4	6.6

Adjusted EBITDA	31.6	34.5	34.8	34.4	38.9	11.4

4.4	CAM

	Year ended December 31,
	2011(1)	2012	2013	2014	2015	2015
	(in millions of S/.)					(in millions of US$)(2)
Net profit	17.1	37.5	23.5	15.5	23.2	6.8
Financial expense (income), net	8.5	3.8	11.0	16.2	9.6	2.8
Income tax	(0.2)	(5.9)	6.2	1.2	20.6	6.0
Depreciation and amortization	10.9	18.5	16.3	11.5	14.7	4.3

Adjusted EBITDA	36.4	53.9	56.9	44.4	35.2	10.3

(1)	Includes the results of operations of CAM since February 2011, Vial y Vives since October 2012, DSD since August 2013, and Morelco since January 2015. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions”.

(2)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

(3)	Our E&C segment Adjusted EBITDA includes S/.5.1 million, S/.9.2 million, S/.42.0 million, S/.48.2 million and S/.2.3 million in 2011, 2012, 2013, 2014 and 2015, respectively, which represents GyM’s 39.0% equity interest in Viva GyM’s net profit.

(4)	In the second half of 2011, we incurred expenses during the pre-operational phase of the Lima Metro, a period during which we did not generate revenues. In 2012 and 2013, we generated losses as a result of the limited number of trains we initially operated. For more information on our Lima Metro, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Infrastructure.”

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

	High	Low	Average	Period end
2011	2.834	2.694	2.756	2.697
2012	2.710	2.551	2.639	2.551
2013	2.820	2.541	2.704	2.796
2014	2.990	2.761	2.840	2.989
2015	3.413	2.983	3.186	3.413
2015:
October	3.288	3.218	3.247	3.287
November	3.385	3.287	3.336	3.376
December	3.413	3.369	3.385	3.413
2016:
January	3.471	3.413	3.436	3.471
February	3.538	3.471	3.506	3.527
March	3.522	3.328	3.410	3.328
April (through April 21)	3.403	3.250	3.313	3.256

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Company

Global economic conditions could adversely affect our financial performance

The global financial crisis and ensuing global recession in 2008 and 2009 had a significant adverse effect on the development of large-scale infrastructure and real estate projects worldwide. More recently, global economic conditions, including slower growth in China, declines in global commodity, in particular oil and gas, prices, the appreciation of the U.S. dollar against foreign currencies, the withdrawal of investments from emerging markets and continued concerns about the U.S. and European economies, has generated economic uncertainty which could adversely affect private- and public-sector investments. Future global economic conditions, in particular fluctuations in commodity prices and financings costs, may impact our clients’ investment decisions. Should our clients choose to postpone or suspend new investments, or delay or cancel the execution of existing projects, as a result of global economic conditions, demand for our products and services, including our backlog, would decline, which may result in a decline in revenues and in under-utilization of our capacity. In addition, our business may be impacted by adverse economic developments even after economic conditions have improved because of the lag time between when investments decisions are made and the projects are executed. Furthermore, financial difficulties suffered by our clients, joint operation partners, subcontractors or suppliers due to global economic conditions could result in payment delays or defaults, or increase our costs or adversely impact our project execution. Accordingly, a global economic downturn could have a material adverse effect on our financial performance.

We may not be able to continue the historic growth of our business

We have experienced rapid growth in our operations in recent years and our strategy is to continue to grow our operations, including through international expansion. However, our growth rate has slowed recently and we may not be able to continue to grow our business at the same pace as in recent years, or at all. Our organic revenues (i.e., excluding the results of all acquisitions since 2011) grew at a CAGR of 13.2% from 2011 to 2015 (under IFRS). Our organic revenues grew 5.4% in 2015 from 2014. The pace at which we are able to grow our business could be adversely affected by numerous factors, some of which are beyond our control, including, among others, the slowdown in Peru’s recent rapid economic growth and the postponement in investment in infrastructure, as well as increased competition and our capacity to increase scale and manage growth in our company.

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

A major change in Peruvian government policies could affect our business

Our business is significantly affected by national, regional and municipal government policies and regulation, including with respect to infrastructure concessions or similar contracts to the private sector, public spending in infrastructure investment, and government housing subsidies, among others. Any adverse change in government policies with respect to these matters could result in a material adverse effect on our business and financial performance. The second round of presidential elections in Peru between Keiko Fujimori and Pedro Pablo Kuczynski is scheduled to take place on June 5, 2016. We cannot assure you who will be elected the new President of Peru, nor can we assure you the newly elected administration will maintain current government policies.

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

Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit

Our backlog amount is subject to revision over time and our ability to realize revenues from our backlog is subject to a number of uncertainties. Cancellations, scope adjustments or deferrals may occur, from time to time, with respect to contracts reflected in our backlog and could reduce the amount of our backlog and the revenue and profits that we actually earn. Contracts may also remain in our backlog for an extended period of time and poor performance could also impact our profit from the contracts in our backlog. In addition, our backlog is expressed in U.S. dollars based on period-end exchange rates while a significant portion of our contracts are payable in nuevos soles or other local currencies. As a result, any depreciation of local currency would diminish the amount of revenues eventually earned relative to backlog. Moreover, as of December 31, 2015, one client, Ecopetrol, concentrated 84.1% of Morelco’s backlog, and another client, Rio Alto, concentrated 58.7% of Stracon’s backlog. Additionally, as of such date, a 29% participation in the construction consortium of the Gasoducto del Sur Peruano project, constituted 25.3% of our backlog as of December 31, 2015. Finally, the amount of our backlog is not necessarily indicative of future revenues or profits related to the performance of the related contracts.

Our backlog may not grow at recent historic rates and may decline. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to continue to grow our backlog. Additionally, the amount of new contracts signed can fluctuate significantly from period to period due to factors that are beyond our control.

The ratio of our historical backlog to revenues earned in subsequent years is volatile and substantially affected by a number of factors, some of which are outside our control, including levels of contract scope adjustments and our ability to enter into new contracts (which are substantially influenced by general economic conditions), delays and cancellations, foreign exchange rate movements, and our ability to increase the scale of our operations to expand the amount of work we carry out beyond that previously contracted. Accordingly, historical correlations between backlog and revenues may not recur in future periods. In particular, you should not assume that the ratio of our future E&C segment revenues for 2016 and 2017 to backlog as of December 31, 2015 that is currently expected to be realized in each of those years will be comparable to our historic ratios shown in “Item 4.B. Information on the Company—Business Overview—Backlog—E&C Backlog.”

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

Increases in the prices of energy, raw materials, equipment or wages could increase our operating costs

Our business requires significant purchases of energy, raw materials and components, including, among others, large quantities of fuel, cement and steel, as well as purchases or leases of equipment. Certain of these inputs used in our operations are susceptible to significant fluctuations in prices, over which we may have little control. The prices of some of these inputs are affected to a significant extent by the prices of commodities, such as oil and iron. Global oil prices in particular have declined significantly recently, but we cannot assure you that oil prices will not increase in the future (although increased oil prices would benefit revenues in our Energy line of business). Substantial increases in the prices of such commodities generally result in increases in our suppliers’ operating costs and, consequently, lead to increases in the prices they charge for their products. Moreover, we do not have long-term contracts for the supply of our key inputs, and, as result, if prices increase significantly or if we are required to find alternative suppliers, our costs to procure these inputs may increase significantly. In addition, growing demand for labor, especially when coupled with shortages of qualified employees in the countries where we operate, may result in significant wage inflation. To the extent that we are unable to pass along to our clients increases in the prices of our key inputs or increases in the wages that we must pay, our operating margins could be materially adversely impacted.

We may not be able to obtain financing on favorable terms

Our ability to undertake large investments (particularly in our Infrastructure and Real Estate segments) or consummate significant acquisitions will depend on the availability of equity and debt financing. We cannot assure you that we will be able to obtain new financings in the future on favorable terms or at all. Our ability to obtain financings will depend in part upon prevailing conditions in credit and capital markets, which are beyond our control. In 2008 and 2009, global markets suffered turmoil, which significantly constrained the availability of new financings. In addition, our ability to obtain new financing, or refinance existing debt, may at certain times be adversely affected by the cyclicality of our business, particularly our E&C segment, as has occurred in the past. Furthermore, in response to the ensuing global economic recession in 2009, many countries, in particular the United States as well as the countries where we operate, have maintained target interest rates at very low levels. However, more recently, the U.S. Federal Reserve has begun to increase target interest rates in the United States. Most emerging economies have been affected by this change in the U.S. monetary policy, resulting in a withdrawal of investments and increased volatility in the value of their currencies. If interest rates rise significantly in the United States, emerging market economies, including Peru, could find it more difficult and expensive to borrow capital and refinance existing debt. Higher interest rates globally or in Peru would in turn impact our costs of funding. If adequate funds are not available, or are not available on favorable terms, we may not be able to make future investments or take advantage of acquisitions or other opportunities.

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

Debarment from participating in government bidding processes would have a material adverse effect on our business and financial performance

We would face debarment from participating in government bidding processes for one to three years if we were found to have violated certain provisions of the Peruvian State Contracting Law (Ley de Contrataciones del Estado). We are required to comply with a large number of contractual obligations with the government in our business, and we cannot assure you that we will be in full compliance at all times. Moreover, such a debarment would affect the ability of our entire company (including any of our subsidiaries), and not just the line of business where the alleged violation took place, to participate in government bids under the Peruvian State Contracting Law. In April 2013, Perupetro initiated an administrative proceeding against a subsidiary in our E&C segment, claiming that the subsidiary had submitted a bid to provide engineering services while not being in compliance with certain technical requirements. We lost the administrative proceeding as well as the first instance of the judicial proceeding we had initiated to contest such administrative proceeding. We appealed the adverse judgment and are currently in appeal proceedings. Although we believe that the likelihood of an adverse outcome in this proceeding is remote, an adverse outcome would affect that particular subsidiary’s participation in government bidding processes under the Peruvian State Contracting Law. Furthermore, in March 2014, the regional government of Cusco provided us with a notice that they had terminated one of Concar’s toll road operation and maintenance contracts, representing a backlog loss of US$48.4 million. We believe this termination is invalid, since we had previously terminated the contract due to a lack of payment and failure to provide access to the related road. All of these procedures remain pending as of the date of this annual report. A significant part of our revenues on a consolidated basis is derived from public sector contracts in Peru. As a result, if our company is debarred from participating in government bidding processes, our business and financial performance would be materially and adversely affected.

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

New environmental regulation as a result of climate change could impact our business and financial performance

Growing concerns about climate change could result in the imposition of additional or more stringent environmental requirements or regulations. For example, there are ongoing international efforts to address greenhouse emissions, such as the Kyoto Protocol or the more recent Paris Agreement, which are in various stages of negotiation and implementation. If more stringent environmental regulation is adopted in the countries where we operate, we may be obliged to incur higher expenditures than anticipated, adversely affecting our financial performance. In addition, future remediation requirements in the event that we are found responsible for environmental damage may be substantial, which could impact our financial condition. Moreover, more stringent environmental regulation could increase the costs of projects for our clients or, in some cases, prevent a project from going forward, thereby potentially reducing the demand for our services. Accordingly, new environmental regulation could have a material adverse effect on our business and financial performance.

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

The government may declare the nullity of public bidding processes after we have been awarded a project or concession

Even if we win the public biding for a project or concession, the government may subsequently declare the process void for political, budgetary or other reasons and may withdraw the project or concession awarded to us. For example, in June 2014, we were determined the winner of a public bidding for a concession to operate the fare collection system of Lima’s integrated transportation system for a period of sixteen years. However, in January 2015, the Municipality of Lima notified us that the board of directors of the Instituto Metropolitano Protransporte de Lima – Protransporte had declared the nullity of the public bidding process, based on a report issued by the Peruvian Ministry of Economy and Finance, which concluded that the Ministry should have pronounced itself with respect to the concession prior to the bidding process instead of afterwards. We initiated a judicial proceeding in July 2015 to challenge such declaration of nullity, which proceedings are currently under way. If upheld by the courts, the declaration of nullity of projects or concessions awarded to us could affect our future results of operations. Moreover, the uncertainty that results from these type of decisions may adversely impact investor confidence in Peru and our business.

We have made significant investments in the Gasoducto Sur Peruano project and we cannot assure you that the project will be completed as expected

We have made significant investments in the Gasoducto Sur Peruano project and we cannot assure you that the project will be completed as expected. In September 29, 2015 we acquired a 20% stake in Concesionaria Gasoducto Sur Peruano S.A. which represented an investment commitment of US$215 million. The other participants in this concessionaire are Odebrecht Latinvest with a 55% stake and Enagas with a 25% stake. Along with this acquisition we also acquired, via our E&C segment, a 29% participation in the construction consortium of the Gasoducto del Sur Peruano project which added an approximate US$ 1.0 billion to our backlog. Although we have invested and committed substantial amounts into this project, as we hold a minority position in the consortium, we cannot control the timings and deadlines of the project or the expenses incurred in its development or construction. Moreover, the Gasoducto Sur Peruano project may face financing challenges due to the recent criminal conviction by Brazilian courts of the ex-president and other former key executives of Odebrecht S.A., for charges of corruption, money laundering and criminal organization. Reputational concerns derived from such convictions and investigations could affect the availability of, or increase the cost of, financing for the Gasoducto Sur Peruano project.

Our reputation could be affected by our past and current consortia with Odebrecht’s affiliates in Peru.

We have participated in the past, and are currently participating, in consortia controlled and operated by Odebrecht affiliates in Peru. Our reputation may be affected due to the recent criminal convictions by Brazilian courts of the ex-president and other former executives of Odebrecht S.A. for charges of corruption, money laundering and criminal organization. In addition, according to news reports, the Peruvian congress has initiated an investigation into the dealings of Odebrecht’s affiliates in Peru. We cannot assure you that these investigations will not be broadened to include other entities relating to Odebrecht’s consortia in the country, including, among others, our subsidiary GyM. Although we have not received any notification of this investigation, news report indicate that the investigation includes the concessions for Interoceanica Norte and Interoceanica Sur highways, in which our subsidiary GyM held a minority non-operating participation in consortia led by Odebrecht affiliates from 2005 to 2011, when we sold our stakes. We cannot assure you that our reputation will not be affected by our consortia with Odebrecht.

Additional Risks Related to our Engineering and Construction Business

We are vulnerable to the cyclical nature of the end-markets we serve

Demand for our engineering and construction services is dependent on conditions in the end-markets we serve, which include, among others, the mining, power, oil and gas, transportation, real estate and other infrastructure sectors in Peru, as well as the mining sector in Chile and the energy sector in Colombia. Consequently, our engineering and construction business is closely linked to the performance and growth of these sectors, and it is exposed to many of the risks faced by our clients operating in these sectors, over which we have no control. These industries tend to be cyclical in nature and, as a result, although downturns can impact our entire company, our engineering and construction business has historically been subject to periods of very high and low demand. For example, between 2000 and 2003, there was a significant decline in activity in the Peruvian real estate and construction sectors, which consequently affected our and our competitors’ business and financial performance during that time. Factors that can affect these sectors include, among others, macroeconomic conditions, climate conditions, the level of private and public investment, the availability of credit, changes in laws and regulations, and political and social stability. The mining and oil and gas sectors, in particular, are also driven by worldwide demand for the underlying commodities, including, among others, silver, gold, copper, oil and gas, which can be affected by such other factors as global economic conditions and geopolitical affairs. The recent decline in prices for minerals or oil and gas (including the recent steep decline in global oil and gas prices) has had a significant impact on our clients’ exploration and production activities and, as a result, on their demand for our engineering and construction services. Such declines in investment have particularly affected our subsidiary Vial y Vives. Accordingly, continuing adverse developments in the end-markets served by our engineering and construction business could have a material adverse effect on our financial performance.

Decreases in capital investments by our clients may adversely affect the demand for our services

Our engineering and construction business is directly affected by changes in private-sector and, to a lesser extent, public-sector investments for large-scale infrastructure projects. In addition, our engineering and construction business is directly affected by the availability and cost of financings for these projects. In the markets where we operate, investments and financings for large-scale projects have historically been influenced by macroeconomic and other factors which are beyond our control, including in the case of public-sector investment, government spending levels. As a result, we cannot assure you that clients will not choose to limit or not undertake new projects or delay, suspend or cancel existing projects. Further reductions in anticipated capital investments or available financing for large-scale projects could have a material adverse effect on our financial performance.

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

Additional Risks Related to our Infrastructure Business

A substantial or extended decline in oil prices may adversely affect our financial performance

A substantial part of the revenues of our infrastructure business depends upon prevailing prices for oil. Historically, oil prices and markets have been volatile and are likely to continue to be volatile in the future. Moreover, global oil prices have declined significantly in recent months, with the average Brent crude prices declining from US$111.65 in 2012, US$108.64 in 2013 and US$99.02 in 2014 to US$ 50.85 per barrel in 2015 and US$ 43.19 per barrel on April 21, 2016. Oil is a commodity and its price is subject to wide fluctuations in response to relatively minor changes in supply and demand for oil, market uncertainty, and a variety of additional factors beyond our control. Those factors include, among others: global demand and supply; political developments in producing regions; weather conditions; governmental regulations; international conflicts and acts of terrorism; the price and availability of alternative sources of energy; and overall local and global economic conditions. Moreover, lower oil prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil we can produce economically, if any, and, as such, may have a negative impact on the reserves of the fields in which we operate. As result, our financial performance could be materially and adversely affected by declines in oil prices.

Our reserves estimates depend on many assumptions that may turn out to be inaccurate and are not subject to review by independent reserve auditors

The process of estimating oil and gas reserves is complex, although the fields where we produce oil and gas are mature (Block I has been in production for over 100 years, Block III for approximately 100 years, Block IV for approximately 95 years and Block V for over 50 years). In order to prepare our reserves estimates presented in this annual report, we must project production rates and timing of development expenditures as well as analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. Therefore, estimates of reserves are inherently imprecise. Moreover, our reserve estimates included in this annual report have been prepared internally by our team of engineers, and have not been audited or reviewed by independent engineers. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable reserves will most likely vary from the estimates presented in this annual report, and those variances may be material. Any significant variance could materially affect the estimated reserves of the fields in which we operate.

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

Our contract with Petroperú S.A. (“Petroperú”) for fuel storage at the South terminal is currently scheduled to expire in August 2017, with a new public biding expected to take place at the end of 2016 or the beginning of 2017. Moreover, we cannot assure you whether or when we will undertake any of the projects that have been awarded to us but for which contract negotiations are ongoing, in particular the concession for the Via Expresa Javier Prado. A contract for the Via Expresa Javier Prado was approved by the City of Lima´s Council in November 2013 and was submitted to the Peruvian Ministry of Economy and Finance, which requested additional studies related to traffic volumes prior to approving the project. Such studies are currently being prepared. We cannot assure you that the Ministry will approve the contract under the current terms or at all. We may not be able to negotiate contracts terms that are favorable to us or at all. In addition, these projects may suffer long delays or suspension as a result of political considerations or other factors.

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

Our business may be adversely affected if we are not able to obtain the necessary licenses and/or authorizations for our developments in due time

Real estate development requires obtaining certain licenses, authorizations and registrations. In Peru, local authorities are responsible for issuing most of the licenses that are required during the development stage, including zoning, demolition and construction licenses, among others. Currently, we have approximately 16 real estate projects in various stages of development. We have not yet initiated the administrative processes before the appropriate authorities, or such procedures are pending approval, for two of these developments, including our Project Espacio (formerly Cuartel San Martín), a multi-use development project, as they are still in the early stages of development. A denial or an extended delay by applicable administrative authorities may render land unsuitable for development or delay the completion of planned projects, increase our costs and adversely affect our business and financial performance. Scarcity of financing and/or an increase in interest rates could decrease the demand for real estate properties

The scarcity of financing and/or an increase in interest rates may adversely affect the ability or willingness of prospective buyers to purchase our real estate properties. In most cases, the purchasers of our residential or commercial properties finance at least part of the purchase price with mortgage loans. In 2015, approximately 98% of our residential units was sold to purchasers who received government subsidies to finance the purchase homes. An increase in interest rates, whether as a result of market conditions or government action or otherwise, may cause a decrease in the demand for our residential and commercial properties and for land development, as well as an increase of our own financing costs, which may adversely affect our business and financial performance.

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

Political developments in Peru following the presidential election could adversely affect the Peruvian economy

The second round of presidential elections in Peru between Keiko Fujimori and Pedro Pablo Kuczynski is scheduled to take place on June 5, 2016. We cannot assure you who will be elected the new President of Peru. Nor can we assure you that the newly elected administration will maintain current government policies. Each of the presidential candidates have announced significant economic and policy reforms. The impact that these measures and any future measures taken by the newly elected administration will have on the Peruvian economy cannot be predicted. Political uncertainty in Peru relating to the measures to be taken by the new administration in respect of the Peruvian economy could lead to volatility in the market prices of securities of Peruvian companies, including ours.

Fluctuations in the value of the nuevo sol could adversely affect financial performance

Fluctuations in the value of the nuevo sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, fluctuations in the value of the nuevo sol to the U.S. dollar can materially adversely affect our results of operations. In 2015, 56.8% and 43.2% of our revenues were denominated in nuevos soles and U.S. dollars, respectively, whereas 72.7% and 27.3% of our costs of sales were denominated in nuevos soles and U.S. dollars, respectively. In the past the exchange rate between the nuevo sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of nuevo sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

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

As a result of reforms initiated in the 1990s, Peruvian inflation decreased significantly from four-digit inflation during the 1980s. The Peruvian economy experienced annual inflation of 4.7% in 2011, 2.6% in 2012, 2.9% in 2013, 3.2% in 2014 and 4.4% in 2015, as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú).

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

The Peruvian economy could be affected by adverse economic developments in regional or global markets

Financial and securities markets in Peru are influenced, to varying degrees, by economic and market conditions in regional or global markets. Although economic conditions vary from country to country, investors’ perceptions of events occurring in one country may adversely affect cash flows and securities from issuers in other countries, including Peru. For example, the Peruvian economy was adversely affected by the political and economic events that occurred in several emerging economies in the 1990s, including in Mexico in 1994, the Asian crisis in 1997, the economic crisis in Russia in 1998, the Brazilian currency devaluation in 1999 and the Argentine crisis in 2001, which affected the market value of securities issued by companies from markets throughout Latin America. In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy. The 2008-2009 global economic recession, principally driven by the subprime mortgage market in the United States, substantially affected the international financial system, including Peru’s securities market and economy. More recently, global economic conditions, including slower growth in China, declines in global commodity, in particular oil and gas, prices, the appreciation of the U.S. dollar against foreign currencies, the withdrawal of investments from emerging markets and continued concerns about the U.S. and European economies, has generated economic uncertainty which may reduce the confidence of foreign investors, causing volatility in the securities markets and affecting the ability of companies to obtain financing globally. The worsening of current global conditions or a new economic or financial crisis could affect Peru’s economy, and, consequently, materially adversely affect our business and financial performance.

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

No shareholder or group of shareholders holds a majority of our common shares

Our directors and senior management, directly and indirectly, own approximately 32.28% of our common shares as of December 31, 2015, and our Chairman owns, directly and indirectly, 17.81% of our common shares. No shareholder or group of shareholders currently owns a majority of our common shares. In addition, there is no shareholders’ agreement among any of our significant shareholders. Accordingly, no shareholder or group of shareholders may on its own determine the outcome of substantially all matters submitted for a vote to our shareholders. In addition, a new investor or group of investors may in the future seek to acquire a significant stake in, or control of, our company, subject to compliance with Peruvian tender offer requirements which require that a tender offer be made to all shareholders upon, among other matters, acquisition of 25%, 50% and 60% of our voting rights. If a new investor or group of investors acquires a significant stake in, or control of, our company, we cannot assure you that such investor or group of investors will not seek to change how our business is managed.

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

We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.

Based on the evaluation of our internal control over financial reporting as of December 31, 2015, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our internal control over financial reporting was not effective at the reasonable assurance level due to a control deficiency that constituted a material weakness, as a result of inadequate controls over segregation of duties in certain activities within four of our subsidiaries, namely, Survial, GMP, GYM Ferrovias and Vial y Vives. In particular, certain persons at such subsidiaries had access to conduct conflicting accounting operations, which would be against our accounting policies. The internal controls we had in place to detect these conflicts in our segregation of duties failed, because we failed to gather all of the applicable information, as a consequence of the process of information gathering being conducted manually. A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement in financial statements will not be prevented or detected in a timely basis. We are implementing certain measures to address this material weakness, such as the review of employee access to our accounting systems and the deployment of IT tools in order to improve controls over segregation of duties, especially regarding activities that are conducted manually.

We may in the future discover other areas of our internal controls that have material weaknesses or that need improvement, particularly with respect to businesses that we acquire.

Any failure to maintain controls, or implement required new or improved controls, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.

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

Graña y Montero has been operating in Peru since 1933 and it is listed on the Lima Stock Exchange since 1997 and the New York Stock Exchange since 2013. Set forth below are key highlights in our company’s history:

●	Graña y Montero traces its origins to its predecessor company GRAMONVEL, founded 83 years ago by, and named after, engineers Alejandro Graña Garland, Carlos Montero Bernales and Carlos Graña Elizalde. We began primarily as a construction company.

●	We expanded our operations internationally in 1943 with our contract to build a Nestle factory in Venezuela.

●	In 1948, we began one of our largest projects since our founding-the construction of the city of Talara for the International Petroleum Company, which was completed in 1957.

●	In 1949, GRAMONVEL merged with Morris y Montero to form Graña y Montero Contratistas Generales S.A. (now GyM S.A., our construction subsidiary), expanding its service offerings and increasing its capacity to undertake large-scale infrastructure projects.

●	In 1968, José Graña Miró Quesada joined GyM S.A., and eventually became its chief executive officer in 1982, instilling our core corporate values of quality, professionalism, reliability and efficiency.

●	In 1983, we began a diversification strategy by developing complementary lines of business. In 1984, we founded GMP, our oil and gas subsidiary. In 1985, we partnered with Sonda S.A. (a Chilean IT services company) to form GMD, our IT services subsidiary. Beginning in 1987, we founded our real estate development business, currently Viva GyM.

●	In 1996, we reorganized our subsidiaries and founded Graña y Montero, which became the principal shareholder of all our subsidiaries. In 1997, we listed our company on the Lima Stock Exchange.

●	In 1998, the company built Larcomar, a landmark shopping center in Lima that has become a popular tourist destination, which we sold in 2010.

●	In 2003, 2006 and 2007, we were awarded the concessions for the construction, operation and maintenance of the Norvial, Canchaque and Survial toll roads, respectively.

●	In 2007, we also developed the first large-scale affordable housing project in Lima, consisting of 3,400 apartment units and located in the district of El Agustino.

●	In 2011, Graña y Montero acquired 75.0% of CAM, a leading company in the electricity sector based in Chile, and formerly part of the Latin American power generation and distribution company Enersis.

●	In 2012, we began operating the Lima Metro.

●	In July 2013, we listed our company on the New York Stock Exchange.

●	In 2012 and 2013, Graña y Montero acquired 74.0% and 6.4%, respectively, of Ingeniería y Construcción Vial y Vives S.A. (“Vial y Vives”), an engineering and construction company specializing in the Chilean mining sector. In August 2013, we acquired 86.0% of DSD Construcciones y Montajes S.A. (“DSD Construcciones y Montajes”), a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sectors in Chile and Latin America. In July 2014, our subsidiary Vial y Vives merged with DSD Construcciones y Montajes to form Vial y Vives - DSD S.A. (“Vial y Vives - DSD”), with our subsidiary GyM Chile SpA holding a 82.0% interest in Vial y Vives - DSD.

●	In January 2014, we acquired 1.04% of Transportadora de Gas Natural del Peru. With that acquisition, we hold an interest of 1.64% in that company. In December 2014, we formalized an agreement with Enagas International, S.L. (“Enagas”) and Canada Pension Plan Investment Board (“CPPIB”) whereby we acquired 51% of Tecgas N.V. (“Tecgas”), the current operator of Transportadora de Gas del Perú and owner of 100% of the shares of Compañía Operadora de Gas del Amazonas (“COGA”). Enagas International, S.L. acquired 30% of Tecgas and CPPIB maintained a 19% participation.

●	In March 2014, we acquired control of Coasin Instalaciones Ltda. (“Coasin”) for an amount of US$2.1 million.

●	In September 2014, our subsidiary Norvial established its first bond program for a maximum amount of S/. 380 million or its equivalent in US dollars. Norvial undertook its first and second issuances under this program for amounts of S/. 80 million and S./285 million, respectively, in July 2015.

●	In October 2014, our subsidiary GyM S.A. acquired 13.5% of Stracon GyM. With that acquisition, our subsidiary GyM S.A. holds an interest of 87.6% in Stracon GyM S.A.

●	In December 2014, our subsidiary GyM S.A. acquired 70% of the share capital of Morelco S.A. (“Morelco”), a Colombian engineering and construction company specialized in the oil and gas and other energy sectors.

●	In December 2014, we acquired 51% of Compañía Operadora de Gas del Amazonas (“COGA”) for an amount of US$25.5 million (S/. 75.8 million).

●	In April 2015, GMP started operations of its hydrocarbon extraction services in Blocks III and IV for Perupetro, in the provinces of Talara and Paita in northern Peru.

●	In August 2015, we acquired 44% of Adexus S.A., an information technology firm in Chile, for an approximate value of US$ 13.8 million(S/. 44.1 million).

●	In January 2016 we acquired an additional 8% stake in Adexus for an approximate value of US$ 2.5 million.

●	In September 2015, our subsidiary Negocios de Gas S.A. acquired a 20% participation in the equity of Gasoducto Sur Peruano S.A., the concessionaire for the development of Peru’s southern gas pipeline project. Our subsidiary GyM S.A. also participates with a 29% stake in the construction consortium for this project, which represented approximately US$1.0 billion of our backlog as of December 31, 2015.

●	In December 2015, our subsidiary GMP suscribed a medium term financing for up to US$100 million due in 12 years in order to finance our obligations regarding the Callao and North Terminals, in the Terminales del Perú operations.

●	In December 2015, we subscribed a medium term loan credit agreement for up to US$200 million with affiliates of Credit Suisse Securities (USA) LLC, the proceeds of which are destined to finance our participation in Gasoducto Sur Peruano.

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

For information on our capital expenditures and divestitures, see “Item 5.B. Operating and Financial Review and Prospect— Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2015, and the largest publicly-traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2015, with strong complementary businesses in infrastructure, real estate and technical services.

With more than 80 years of operations, we have a long track record of successfully completing the engineering and construction of many of Peru’s landmark private- and public-sector infrastructure projects, such as the Lima International Airport and the Peru LNG gas liquefaction plant, and we believe we have earned a reputation for operational excellence in our markets. We have developed a highly-experienced management team, a talented pool of more than 3,600 engineers and a skilled work force that share our core corporate values of quality, professionalism, reliability and efficiency. As a company listed on the Lima Stock Exchange since 1997 and the New York Stock Exchange since 2013, we also abide by the highest corporate governance standards in Peru.

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

The tables below show our backlog, revenues and Adjusted EBITDA from 2011 to 2015.

            Backlog (in millions of S/.)                 Revenues (in millions of S/.)         Adjusted EBITDA (in millions of S/.)

During 2015, we generated revenues of S/.7,832.4 million (US$ 2,294.9 million), Adjusted EBITDA of S/.778.4 million (US$228.1 million), and net profit of S/.141.7 million (US$41.5 million) including net profit attributable to controlling interest of S/.88.2 million (US$25.8 million). From 2011 through 2015, our revenues and Adjusted EBITDA grew at a compounded annual growth rate (CAGR) of 16.6% (12.6% excluding acquisitions) and of 4.1% (3.1% excluding acquisitions), respectively. From 2014 through 2015, our revenues grew 11.8% (3.1% excluding acquisitions) and our Adjusted EBITDA declined 14.6% (7.8% excluding acquisitions).

Our Strengths

We believe our company’s strengths provide us with significant competitive advantages. Our principal strengths include the following:

Leader in fast-growing markets

We are the largest engineering and construction company in Peru as measured by revenues during 2015, and the largest publicly-traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2015. Peru is undergoing a period of unparalleled development, with over 4.8% average annual real GDP growth between 2009 and 2015 and significant private and public investments in the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. We have completed some of the most complex and large-scale infrastructure projects in the country, and we believe we are an integral part of Peru’s ongoing transformation with projects that contribute to the overall economic development of the country. We believe our expertise, reputation, scale and operational capabilities in Peru position us to take advantage of the country’s favorable economic conditions and growth opportunities. We believe we are also a significant infrastructure concessionaire in Peru, the largest apartment building developer in Peru, and a leading IT company in Peru.

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

Long-standing track record and reputation for operational excellence

During our more than 80-year history, we have focused on the successful and on-time execution of complex projects, through our “deliver before deadline” and “lean construction” initiatives. Our extensive experience has allowed us to gain deep market knowledge and expertise, which help us better serve our clients and manage risks in our contractual arrangements. We believe we have a reputation for operational excellence, and were named among the top ten most admired companies in Peru through a survey conducted by PwC in 2012, 2013, 2014 and 2015. In addition, Merco ranked us seventh out of 100 companies with the best reputations in Peru in 2012, 2013, 2014 and 2015. We believe that our track record and the reputation we have earned in our markets are key factors in winning new and repeat business, as well as in partnering with strategic industry players and attracting top talent to our company.

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

Growth and profitability with strong financial position

Our operations have grown over the last several years, with our consolidated revenues and Adjusted EBITDA growing at CAGR of 16.6% (12.6% excluding acquisitions) and 3.8% (3.1% excluding acquisitions) from 2011 to 2015, respectively. During 2015, we continued to grow in revenues but our adjusted EBITDA declined. We have achieved this growth with low levels of indebtedness, relying mainly on cash flow from operations to fund our growth. As of December 31, 2015, our net debt to Adjusted EBITDA ratio was 2.6x, with net debt of S/.(2,021.4) million (US$(592.3) million). In 2015, we achieved an Adjusted EBITDA margin (i.e., Adjusted EBITDA as a percentage of revenues) of 10.0%.

Robust backlog and significant additional potential projects

We have a robust backlog which amounted to US$4,486.0 million as of December 31, 2015. We believe that our backlog, which as of December 31, 2015 represented approximately 2.0x our related 2015 revenues, provides visibility as to our potential for growth in the coming years, although backlog may not always be an accurate indicator of future revenues. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.” Moreover, we believe our backlog is strategically targeted to our key end-markets. Approximately, 80.7% of our backlog as of December 31, 2015 is comprised of contracts with the private sector, strategically targeted to our key end-markets, such as mining, infrastructure, power, energy and real estate. In addition to our backlog, we also have significant potential projects in our pipeline. We have already been awarded a concession for the Via Expresa Javier Prado project, for which we are currently in the contract negotiation stage. We are also in the process of obtaining the necessary licenses to begin construction of our Project Espacio (formerly Cuartel San Martín), a large multi-use real estate development. Furthermore, we continuously evaluate bidding on contracts arising from the significant ongoing private and public investments in Latin America.

Proven ability to create and grow businesses organically and through acquisitions

We have proven our ability to extend our engineering and construction capabilities into complementary lines of business in a diverse range of industries, some of which began as innovative start-ups in response to client needs. For example, in 1984, we created a new IT business division, which grew and evolved through the years to become the second largest IT company in Peru. Additionally, we also have successfully acquired and integrated new businesses. In February 2011, we acquired a controlling interest in CAM, our electricity services business headquartered in Santiago, Chile, and have integrated its operations and personnel into our company, while improving its operational performance. In October 2012, we acquired Vial y Vives, an engineering and construction company specializing in the Chilean mining sector which complements our leading E&C practice in the mining sector. In August 2013, we acquired a controlling interest in DSD Construcciones y Montajes, a Chilean engineering and construction company whose main focus is electromechanical works and assemblies in construction projects related to oil refineries, pulp and paper, power plants and mining plants. More recently, in December 2014 we acquired a controlling interest in Morelco, an engineering and construction company specialized in the Colombian oil and gas and other energy sectors. In addition, on September 29, 2015 we acquired a 20% stake in Concesionaria Gasoducto Sur Peruano S.A. which represented an investment commitment of US$ 215 million. Along with this acquisition we also acquired, via our E&C segment, a 29% participation in the construction consortium of the Gasoducto del Sur Peruano project, which represented 25.3% of our backlog as of December 31, 2015. We believe that our proven ability to create new businesses, develop businesses organically and acquire and successfully integrate new businesses into our platform is a key competitive advantage as we continue to expand our operations in Latin America.

Highly experienced management, talented engineers and skilled workforce, with shared core corporate values

Our senior management team has an average tenure within our company of approximately 20 years. Euromoney recognized us in March 2014 as the best managed company in Latin America, the first time a Peruvian company has received this recognition, and in 2015 the best managed company in the construction and cement sectors in Latin America. For the third consecutive year, we were recognized by PWC as one of the ten most admired companies in Peru, with an outstanding ranking in the corporate governance category. Also, we received an award from LatinFinance magazine for being the corporate with the best equity market strategy, as well as the Andean corporate with the best capital markets strategy, as part of the 2014 LatinFinance Best Corporates survey. In addition, for the third year (2014, 2010, 2009) we were granted the “Llave de la BVL” award by the Lima Stock Exchange for good corporate governance as well as for the liquidity of our shares. We motivate our management through performance-based compensation, which align their interests with those of our shareholders. In addition, through our efforts to attract, train and retain our workforce, we have built a talented team of employees, including more than 3,600 engineers. We also have access to a network of approximately 156,000 manual laborers throughout Peru that can supplement our workforce when required by our construction pipeline. Thanks to our extensive and talented team, we have the capability and scale to undertake large and complex projects in Peru and elsewhere.

We have been listed on the Lima Stock Exchange since 1997 and the New York Stock Exchange since 2013. We abide by the highest corporate governance standards in Peru, and we are one of only 15 companies in Latin America, and one of only three in Peru, that form part of the Company’s Circle, which recognizes companies for their high corporate governance standards and is sponsored by the International Finance Corporation (IFC), the Organization for Economic Co-operation and Development (OECD) and the Global Corporate Governance Forum. In addition, we won the best corporate governance award in the South American construction sector granted by the Ethical Boardroom Corporate Governance Awards; and we were named both a Leading Company in Sustainability and a Leading Company in Corporate Governance by Alas20, a Latin America-wide organization that evaluates and qualifies sustainability and corporate governance matters in the region. In 2015, we came in tenth place in the ranking of most responsible companies and the ranking of the companies with best corporate governance, both by Merco Reputación, a Spanish consulting company that prepares corporate governance rankings, and which processes are verified and audited by KPMG. We won the first place for social responsibility and sustainable development among companies in the Employees category, in the Perú 2021 awards organized by Asociación Perú 2021, a Peruvian non profit which is a member of the World Business Council for Sustainable Development and PUCP (Pontificia Universidad Católica del Perú). In addition, we were placed 9th in the ranking of the 100 best companies to work in Peru, according to the Merco People reputation monitor and we were named Best Managed Company in the Latin American Cement and Construction Sector by Euromoney.

We have developed a strong corporate culture based on principles of high-quality, professionalism, reliability and efficiency. We safeguard the health and safety of our collaborators and of all the persons participating in our operations and services. To that end, we provide safe work conditions, we manage risks in a timely manner and we promote a culture of prevention, starting from the leadership and commitment of our senior management. In 2015, we had an accident incidence rate of 0.39, calculated over 127,379,277 hours worked.

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

Continue fostering our core corporate values throughout the organization

We will continue to instill our core corporate values throughout our organization, while also transmitting these values to surrounding communities. We will continue to attract and develop our human capital through various training, mentorship and reward programs in order to maintain our position as the best company in Peru to learn and work in the engineering and construction field. We also seek to promote social welfare by fostering relationships with the communities that surround our areas of operation. In 2012, the Inter-American Federation of the Construction Industry recognized us for our corporate strategy and promotion of citizenship with the Latin American Social Responsibility award. In addition, in 2014, KPMG ranked us eleventh among the 100 most responsible companies and with the best corporate governance in Peru, and the firm Merco, with the support of KPMG, placed us seventh in the ranking of the 100 Peruvian companies with the best reputation. In 2015 Alas20 named us Leading Company in Sustainability and Leading Company in Corporate Governance and Merco Reputación ranked us tenth place in the 2015 ranking of most responsible companies and with best corporate governance. We strive to promote our corporate values to strengthen our organization and improve our performance as well as to have a positive impact on the markets where we operate.

Engineering and Construction

Our E&C segment has a more than 80-year track record and is the largest player in Peru as measured by revenues during 2015, according to our estimates based on Peru: The Top 10,000 Companies 2015, undertaking a broad range of activities relating to: engineering; civil construction; electromechanic construction; building construction; and contract mining. We provide E&C services for a diverse range of end-markets, focusing on the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. The following chart sets forth our 2015 revenues by end-market.

2015 E&C Revenues by End-Market

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

Although we primarily undertake engineering and construction projects in Peru, our clients often ask us to undertake the engineering and construction of large and complex projects in other countries such as Mexico, the Dominican Republic, Bolivia, Panama and Chile. As a result, we have developed extensive experience executing projects throughout Latin America. To further capitalize on our capabilities and expertise, we have decided to expand our activities into other key markets, such as Chile and Colombia, which have been benefitting from high levels of investment and are aligned with our areas of strategic focus. In 2015, approximately US$460 million of our E&C revenues were derived from international projects outside of Peru.

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

Given the prevalence of mining operations in our principal markets—Peru has projected investment flows of approximately US$41 billion between 2016 and 2021 and Chile as projected investment flows of approximately US$45 billion between 2015 and 2019, according to the Lima Chamber of Commerce and Cochilco, respectively—we have significant expertise with respect to specialized engineering and construction services for the mining sector. As a result, we believe we are one of the leading mining construction companies in Latin America and we leverage this expertise both within our principal markets as well as to selectively undertake complex projects across the region.

The table below sets forth selected financial information for our E&C business segment.

	As of and for the year ended December 31,
	2013	2014	2015(1)	2015(1)
	(in millions of S/., except as indicated)			(in millions of US$)(2)
Revenues	4,075.3	5,035.7	5,841.6	1,711.6
Net profit	256.5	193.6	(51.4)	(15.1)
Net profit attributable to controlling interest	211.6	164.1	(64.4)	(18.9)
Adjusted EBITDA	546.0	459.4	264.5	77.5
Adjusted EBITDA margin	13.4%	9.1%	4.5%	4.5%
Backlog (in millions of US$)(3)	3,044.0	2,835.3	3,129.4	3,129.4
Backlog/revenues ratio(3)	2.1x	1.7x	1.8x	1.8x

(1)	Includes results from our Morelco acquisition beginning in January 2015.

(2)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

(3)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. In the third quarter of 2015 we added US$ 1,067 million in backlog from our 29% participation in the engineering procurement and construction contract for the southern gas pipeline project of Gasoducto Sur Peruano.

Principal Engineering and Construction Activities

The following chart sets forth our 2015 revenues by E&C activity.

2015 E&C Revenues by Activities

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

Major Projects

We have played an active role in the development of the infrastructure sector in Peru, as well as other countries in Latin America, including the construction of roads, hotels, hospitals, shopping centers, housing developments, concentrator plants, hydroelectric power plants, thermal power plants and transmission lines as well as water supply and sewage projects, irrigation projects and dam building, among others. Throughout our history, we have participated, on our own or through minority or majority interests in joint operations, in a diverse range of landmark projects, including the following:

●	in 1948, Talara city in northern Peru for the International Petroleum Company, consisting of 2,000 homes, schools, churches, a movie theater and airport;

●	in 1950, a 430 km stretch of the Panamericana Sur highway;

●	in 1952, the Rebagliati hospital, the largest public hospital in Peru;

●	in 1960, the Cañón del Pato hydroelectric power plant, the second largest hydroelectric plant in Peru in terms of installed capacity;

●	in 1961, the Jorge Chavez International Airport, Peru’s first international airport, located in Lima;

●	in 1969, the Cuajone mining project, the largest copper mine and smelter complex in the world at that time and, in 1997, the Ilo smelter and refinery for Southern Copper Corporation;

●	in 1974, the Sheraton Hotel in Lima, and, in 1995, the Sheraton Hotel in Santiago, Chile;

●	in 1988, the Chavimochic irrigation project, the most significant irrigation project in Peru;

●	in 1992, the Four Seasons Hotel in Mexico City, Mexico;

●	in 1995, the U.S. Embassy in Peru;

●	in 1998, the Mantaro-Socobaya 605 km transmission line, which connected the country’s electrical grids;

●	in 2000, the Marriot Hotel in Lima;

●	in 2002, began providing open pit mining services, which are ongoing, to Brocal;

●	in 2004, the Ralco hydroelectric power plant in Chile;

●	in 2004, the gas fractionation plant and, in 2008, its expansion for Consorcio Camisea, Camisea project, the largest energy project in Peru’s history;

●	in 2005, the San Cristobal concentrator plant in Bolivia;

●	in 2005, the Cerro Verde mine concentrator plant for Phelps Dodge; in 2008, the Cerro Corona concentrator plant for GoldFields;

●	in 2008, the Parque Agustino real estate development project, the first major affordable housing project in Peru, which consists of 3,400 units;

●	in 2009, the Westin Lima Hotel, currently the tallest building in Peru;

●	in 2010, the Melchorita liquefaction plant for Peru LNG, Camisea project;

●	in 2010, the Bayóvar plant for Vale;

●	in 2010, the Gran Teatro Nacional, the most modern theater in Peru;

●	in 2011, Pueblo Viejo Mine concentrator plant for Barrick Gold Corp. in the Dominican Republic;

●	in 2011, the first stretch of Line One of the Lima Metro for the Peruvian Ministry of Transport and Communications;

●	in 2012, for project manager Bechtel, the Antapaccay copper concentrator developed by Xstrata Copper, the world’s fourth largest copper producer;

●	in 2013, expansion of the plant for Cementos Lima, the largest cement producer in Peru;

●	in 2013, the Huanza hydroelectric plant for Compañía de Minas Buenaventura;

●	in 2013, the leaching pad La Quinua for the Yanacocha mine;

●	in 2014, the second stretch of Line One of the Lima Metro for the Peruvian Ministry of Transport and Communications;

●	in 2014, construction of a natural gas distribution network for Contugas, providing access to natural gas for five districts south of Lima;

●	in 2014, construction of the Nueva Fuerabamba city, an integral real estate development project for the population surrounding the Las Bambas mining project;

●	in 2014, construction of a concentrator plant for the Toromocho copper mine, developed by Chinalco Mining;

●	in 2014, construction of a primary crusher for Mina Caserones, developed by Minera Lumina Copiapo, which is expected to have a daily production capacity of 144,230 tonnes;

●	in 2015, construction of a copper concentrator plant for the Las Bambas mining project, managed by Bechtel and developed by Xstrata Copper;

●	in 2015, expansion of the process plant for the Cerro Verde mine, one of the biggest concentrator plants in Latin America;

●	in 2015, engineering, procurement and construction of Guyana Goldfields’ Aurora gold project in Guyana, with the scope of works including a 1.75 Mt/a processing plant, power station and integration management; and

●	in 2015, design, engineering, procurement and construction of a new stock pile and 10,000 conveyor belts for the Escondida Mine, managed by Bechtel.

We currently have a diversified portfolio of ongoing projects, on our own or through majority or minority interests in joint operations, in a wide range of sectors in Peru and the other countries where we operate, including the following:

●	engineering, procurement and construction of the 510 MW Cerro del Águila S.A hydroelectric plant for IC Power, which is expected to represent approximately 10% of Peru’s installed generation capacity. The project, which is scheduled to be completed in the second quarter of 2016 is expected to include the construction of a 75 meter high dam and a 6 km tunnel;

●	engineering, procurement and construction of La Chira, a waste water treatment plant for the city of Lima for which we also have the concession through a joint operation with Acciona Agua. This project, which is scheduled to be completed in the second quarter of 2016, is expected to include a 3.5 km submarine pipeline;

●	engineering, procurement and construction of a concentrator plant for the La Inmaculada silver and gold project, developed by Hochschild Mining. This project, which is scheduled to be completed in the third quarter of 2016, is expected to have a daily processing capacity of 3,500 tonnes;

●	construction of access facilities and a tailings dam for the Mina Constancia project, which is scheduled to be completed in 2017 and is being developed by Hudbay Minerals Inc.;

●	construction of a tailings dam for the Mina de Cobre Panamá project, developed by First Quantum Minerals. This project, which is scheduled to be completed in the third quarter of 2017, is the second largest foreign investment project in Panama’s history, after the Panama Canal. The scope of work under the agreement is for the major site earthworks which include the camp, process plant, platforms, the construction of the Tailings Management Facility (TMF), 12 km of access roads, quarry development, sediment control, water diversion channels and associated infrastructure;

●	construction of the Via Expresa Sur, which includes the construction of a 4.5 Kms extension of an urban road in the city of Lima, as well as the equipment required for the operation of the toll. The road is scheduled to be completed in 2018;

●	design and construction of the third phase of the hydraulic works (or irrigation) for the Chavimochic project. This infrastructure project will incorporate 63,000 hectares for modern agriculture and will improve the irrigation of 47,000 hectares in northern Peru. This project is scheduled to be completed in 2018;

●	construction and design of a luxury business complex consisting of offices and a hotel in Lima, with state-of-the-art technology which will make it a smart building. This project named Talbot is scheduled to be completed in 2018;

●	construction of an Open Plaza shopping center in the city of Huancayo, province of Junin. This project is scheduled to be completed in June 2016;

●	construction of civil works and electromechanical assembly of the combined cycle power plant in the Kelar combined cycle thermoelectric plant located in Mejillones, Antofagasta Region, Chile. The project consists of performing structural excavations, foundations to insert and close perimeter, as well as the complete assembly, which includes structural, mechanical, piping and electrical assembly, in addition to instrumentation of both gas and steam turbines, as well as of the balance plant (BOP). This project is scheduled to be completed in the second quarter of 2016;

●	construction of the civil earthworks, pad and waste dump for the Shahuindo Gold Mine located in Cajabamba, province of Cajamarca. This project is scheduled to be completed in 2019;

●	development and operation of the San Ramon Gold Mine, located in Medellin, Colombia. The project includes underground mining development and operation of 28 km of ramps, galleries, cruises, among others. The project plans a production of 1,000 tonnes of waste rock and overburden per day. This project is scheduled to be completed in 2024; and

●	engineering, procurement and construction of the southern gas pipeline project which will bring natural gas to the southern region of the country, especially to the provinces of Cuzco, Arequipa, Puno and Moquegua. This project is scheduled to be completed in 2018.

Clients

We believe we have developed long-term relationships with many clients as a result of our performance over the years and are focused on the successful and on-time execution of complex projects, through our “deliver before deadline” and “lean construction” initiatives. Our extensive experience has earned us a reputation for operational excellence and allowed us to gain deep market knowledge and expertise, which help us better serve our clients. The principal clients of our E&C segment include renowned domestic and multinational mining, power, oil and gas, transportation and infrastructure development companies, such as Xstrata, Sociedad Minera Cerro Verde, Guyana Goldfields, Luz Del Sur, Kallpa Generación, Samsung Engineering, Rio Alto, Chinalco Mining, Hudbay Minerals, Red Eagle Mining Corporation, among others. We have a well-diversified client base, as none of our engineering and construction clients accounted for 12% or more of our consolidated revenues in 2015.

Project Selection and Bidding

We win new engineering and construction contracts through public bidding processes or direct negotiation, from a variety of sources, including potential client requests, proposals from existing or former clients, opportunities sought by our commercial team and from requests by the Peruvian government. Approximately 95% of our 2015 revenues came from private-sector projects. The Peruvian government and its agencies typically award construction contracts through a public bidding process conducted in accordance with the Peruvian State Contracting Law (Ley de Contrataciones del Estado). In the private sector, in addition to obtaining new projects, another important source of revenue involves increases in the scope of work to be performed in connection with already existing projects. These arrangements are typically negotiated directly with the client, often during the course of the work we are already performing for that client.

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

Infrastructure

We are an important toll road concessionaire in Peru, operating three toll roads. Moreover, we are the concessionaire for the Lima Metro, the largest mass-transit rail system in Peru, and a waste water treatment plant. Additionally, we operate ten multiple fuel storage facilities, four producing oil fields under long-term government contracts and we own a gas processing plant, and are part of the consortium for the construction of the southern gas pipeline project.

The table below sets forth selected financial information for our Infrastructure business segment.

	As of and for the year ended December 31,
	2013	2014	2015(1)	2015(1)
	(in millions of S/., except as indicated)			(in millions of US$)(2)
Revenues	681.0	884.8	1023.1	299.8
Net profit	74.5	119.1	99.8	29.2
Net profit attributable to controlling interest	59.9	102.2	77.0	22.6
Adjusted EBITDA	244.3	309.0	297.6	87.2
Adjusted EBITDA margin	35.9%	34.9%	29.1%	29.1%
Backlog (in millions of US$)(3)	320.2	311.6	730.9	730.9
Backlog/revenues ratio(3)	3.4x	2.7x	2.4x	2.4x

(1)	Two of our four oilfields started operations in April 2015.

(2)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

(3)	For more information on our backlog, see “—Backlog.” Does not include our Norvial toll road concession, our Energy line of business and our jointly controlled COGA venture. Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. Includes revenues only for businesses included in backlog.

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

The following table shows selected information about our current concessions and long-term contracts as of December 31, 2015.

Project	Year Granted	Initiated Operations	Expiration		Characteristics	% Owned by Us	Status

Toll Roads:
Norvial	2003	2003	2028		183 km	67.0%	Operating
Survial	2007	2008	2032		750 km	99.9%	Operating
Canchaque	2006	2010	2025		78 km	99.9%	Operating
Via Expresa Sur	2013	2018	2053		4.5 km	100.0%	Under construction
Mass Transit:
Lima Metro	2011	2012	2041		33.1 km	75.0%	Operating
Water Treatment:
La Chira	2012	July 2016	2037		Avg. treatment capacity of 6.3 m3/sec (expected)	50.0%	Under construction
Chavimochic	2013	2017 (expected)	2038		101 thousand hectares to irrigate	26.5%	Under construction
Energy(1):
Oil Production Block I	1995	1995	2021		Avg. daily production of 1,389 bbl (2015)	100.0%	Operating
Block V	1993	1993	2023		Avg. daily production of 162 bbl (2015)	100.0%	Operating
Block III	2015	2015	2045		Avg. daily production of 1,175 bbl (2015)	100.0%	Operating
Block IV	2015	2015	2045		Avg. daily production of 612 bbl (2015)	100.0%	Operating
Gas Processing(2)	2006	2006	N/A		Avg. daily processing capacity of 44 MMcf (2015)	100.0%	Operating
North and Central Fuel Terminals	2014	2014	2034		Aggregate storage capacity of 2.2 MMbbl	50.0%	Operating
South Fuel Terminals	1997	1998	August 2017	(3)	Aggregate storage capacity of 1.4 MMbbl	50.0%	Operating
COGA	2003	2004	2034		1,430km of gas pipelines	51.0%	Operating

(1)	Percentages owned in Energy reflect GMP’s ownership. We own 95% of GMP.

(2)	We own a gas processing plant and have a long-term delivery and gas processing contract with EEPSA.

(3)	Bidding for the South Fuel Storage Terminal has not been scheduled as of the date of this annual report. We expect a new public biding will take place at the end of 2016 or during 2017

*	This table does not include awarded concessions or contracts for Via Expresa Javier Prado and the southern gas pipeline project.

On November 11, 2013, we entered into a memorandum of understanding with Canada Pension Plan Investment Board (“CPPIB”), to create an alliance regarding a partnership to invest in infrastructure projects in Latin America, mainly Peru, Chile and Colombia. This alliance is non-exclusive and investments will be determined on a case-by-case basis. In December 2014, we undertook our first large investment with CPPIB, by formalizing an agreement with Enagas and CPPIB whereby we acquired 51% of Tecgas, the current operator of TGP and owner of 100% of the shares of COGA, while Enagas acquired 30% and CPPIB maintained 19% of the participation. COGA is dedicated to the management, operation, maintenance, and integrity management of transport and distribution hydrocarbon pipelines and installations as well as industrial plants and ancillary installations. COGA operates and maintains more than 1,430km of pipelines, one compression plant with 72,000 horse power and four pump stations with 19,200 horse power each. COGA operates two pipelines: one which is 730 km and transports natural gas (GN) with a 1,275 MM cubic feet per day capacity; and the other one which is 530 km and transports natural gas liquids (NGL) with a 130,000 barrels per day capacity. Both pipelines run from Cusco to Ayacucho and Huancavelica, with the GN pipeline extending to Lurin and the NGL pipeline continuing to the Pisco fractionation plant. As this is a joint operation, we do not include the results of our COGA venture in our consolidated results under our Infrastructure segment.

On September 29, 2015, we entered into a memorandum of understanding with Odebrecht Latinvest to participate with a 20% stake in the shareholder equity of Concesionaria Gasoducto Sur Peruano S.A., for an amount of US$ 215 million. As of the date of this Annual Report, we have funded an approximate amount of US$183.2 million of the total committed amount. The other participants in the consortium are Odebrecht Latinvest with a 55% stake and Enagas with a 25% stake. Concesionaria Gasoducto Sur Peruano S.A. is responsible for the design, construction and operation of the southern gas pipeline, a project which will bring natural gas to the southern region of Peru, particularly to the provinces of Cuzco, Arequipa, Puno and Moquegua. The expected date of completion of the pipeline is during the first quarter of 2019. As we hold a minority stake in Concesionaria Gasoducto Sur Peruano S.A., we do not include the results of this venture in our consolidated results under our Infrastructure segment.

Principal Infrastructure Lines of Business

Toll Roads

Peru’s economic development is underpinned by a strong government commitment to infrastructure investment, with a particular focus on improving the country’s road system through the award of new concessions to the private sector. We believe this commitment offers significant opportunities to our Infrastructure segment.

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

	Year ended December 31,
	2013	2014	2015	2015
	(in millions of S/.)			(in millions of US$)(1)
Revenues	195.9	338.2	394.5	115.6
Adjusted EBITDA	69.9	80.1	79.2	23.3
Adjusted EBITDA margin	36.1%	24.5%	20.1%	20.1%

(1)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

The pie charts below set forth the breakdown of our revenues and Adjusted EBITDA from our toll road concessions for 2015.

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

Our obligations under the concession include expanding the already existing road by, among other things, adding two additional lanes. The first stage of construction was completed in 2008, and the second stage commenced in the second quarter of 2014 and is expected to be completed in the third quarter of 2016. We estimate that our capital investment for the second stage will be approximately US$100 million.

Unlike other toll roads in Peru, Norvial charges toll fees in both directions. Our road is highly transited both by heavy vehicles, primarily for the purpose of transporting goods, and also by passenger vehicles, which typically use the road to access tourist destinations. The following table sets forth average daily traffic volume and average toll fees charged for vehicle equivalents in respect to the Norvial toll road concession for 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015
Average daily traffic by vehicle equivalents(1)	19,002	19,750	21,965
Average toll fee charged for vehicle equivalents (in S/.)	13.30	13.81	13.83

(1)	Each automobile is counted as one equivalent vehicle and commercial vehicles (such as trucks or buses) represent the number of equivalent vehicles equal to the ratio between the toll rate applicable to commercial vehicles and that which is applicable to one automobile.

The table below sets forth selected financial information relating to Norvial.

	Year ended December 31,
	2013	2014	2015	2015
	(in millions of S/.)			(in millions of US$)(1)
Revenues	92.3	178.2	246.1	72.1
Net profit	30.2	31.1	40.9	12.0
Adjusted EBITDA	59.6	62.3	68.9	20.2
Adjusted EBITDA margin	64.6%	35.0%	28.0%	28.0%

(1)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

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

Our revenue from this concession consists of an annual fee paid to Survial by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of maintenance required due to road damages. In 2013, 2014 and 2015 the fee amounted to US$20.7 million, US$8.9 million and US$33.9 million, respectively. Our revenue in this concession does not depend on traffic volume. Additionally, we had a one-time income in 2013 for catastrophic events relating to heavy rains that impacted the highway in prior years, which amounted to US$15.8 million.

Canchaque

Under our Canchaque concession, we operate and maintain a 78 km road from the towns of Buenos Aires to Canchaque, in Peru. The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15-year term. We own 99.9% of Canchaque. Our obligations under the concession include the construction of the road, which was completed in 2009. Our revenue from this concession consists of an annual fee paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of road maintenance required due to road wear and tear. In 2013, 2014 and 2015, the fee amounted to US$1.8 million, US$1.4 million and US$1.3 million, respectively. Our revenue in this concession does not depend on traffic volume.

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

A joint operation in which we have a 50% interest has been awarded, and is in the process of negotiating the terms for, a 37-year concession for Via Expresa Javier Prado, a 20 km toll road that crosses Lima from east to west, traversing through eight districts. A project contract was approved by the City of Lima´s Council in November 2013 and was submitted to the Peruvian Ministry of Economy and Finance, which requested additional studies prior to approving the project. Such studies are currently being prepared. We cannot assure you that the Ministry will approve the contract under the current terms or at all. According to estimates from the Municipality of Lima, the total investment in the concession is expected to amount to approximately US$700 million. Such investment will be made during the construction phase which is expected to take between five to seven years. Our revenue will derive from the collection of a toll fee upon completion of the construction. This concession was awarded to the joint operation at the end of the 1990s and negotiations were discontinued but were resumed in 2012. We cannot assure you if or when the concession contract will be agreed or whether the contractual terms will be favorable to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Infrastructure Business.”

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

As of December 31, 2015, GyM Ferrovías had spent a total of S/.591.0 million (US$173.2 million) in capital expenditures in connection with the Lima Metro.

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

We currently operate 24 trains (including two backup trains) on the first and second stretches which enable us to travel 2,603,453 kms per year based on required schedule and frequency. The full Line One consists of 33.1 kilometers. The average frequency of the trains is 6 to 10 minutes and the fee per kilometer travelled is S./78.34.

Pursuant to the concession, we must comply with certain requirements in the operation of the trains. According to the concession, at least 95% of our trains must be running and available for use and not less than 85% of our trains that are available for use must arrive to destination on scheduled time. The table below shows our monthly average results during 2015.

Trujillo Urban Transportation

In October 2014, our subsidiary GMD S.A. was awarded a concession for the electronic collection of public transportation fares in the city of Trujillo in northern Peru for a period of twenty years. The concession includes equipping buses with communication systems, GPS, video and fare collection systems; managing a bus fleet control center (for speed, punctuality, and observance of the routes); installing card sale and charge points; and conducting inspections onboard buses. The estimated initial investment for the first three years is US$22 million. Nonetheless, we have committed to renew the equipment upon its wear down due to common use. Such technological renovation is estimated at US$18 million, which will be paid over the following eight years. The contract was signed in April 2016.

Water Treatment

            In 2012, we were awarded a 25-year concession for the construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed at addressing Lima’s environmental problems caused by sewage discharged directly into the sea. We hold a 50% share in this project and our partner Acciona Agua holds the remaining 50%. The plant is expected to be operational in July 2016.

We estimate that La Chira’s total investment in the concession will amount to approximately US$83.1 million. Once the project is completed, La Chira will be entitled to collect (i) an annual payment for the investment made in the construction of the project for an amount of S/.24.2 million (approximately US$7.1 million), and (ii) and annual payment for the operation and maintenance of the project for an amount of S/.6.8 million. These fees will be paid by Sedapal S.A., the public utility company responsible for the supervision of the water service in Lima, for a period of 25 years. We funded our construction costs related to La Chira through the sale of government certificates to financial institutions, and, as a result, will not receive future cash flows from item (i). See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Infrastructure.” A joint operation in which our E&C segment participates is undertaking the construction of the waste water treatment plant.

Energy

We currently operate three energy businesses within our Infrastructure segment. We operate and extract oil from four fields (Block I, Block III, Block IV and Block V) located in the provinces of Talara and Paita in northern Peru. We have two long-term hydrocarbon extraction service contracts with Perupetro, the Peruvian entity responsible for the administration and supervision of all exploration and production contracts in Peru, under which we operate two onshore oil producing fields, Blocks I and V. We have two long-term license contracts with Perupetro for the two other blocks, Block III and IV, which started operations in April 2015. Aggregate average production in 2015 was approximately 1,566 bbl per day prior to the start of operations of Blocks III and IV, and approximately 3,306 bbl per day from April to December 2015, following the start of operations. We also own and operate a gas processing plant which processes and fractions natural gas from its liquids in northern Peru and delivers dry gas to a gas-fired power generation company under a long-term processing and fractionation agreement. In addition, we are a 50% partner in Consorcio Terminales and Terminales del Peru both of which have contracts with Petroperú, the other state owned oil and gas company, to operate fuel storage terminals.

The table below sets forth selected financial information relating to our Energy line of business.

	Year ended December 31,
	2013	2014	2015(1)	2015(1)
	(in millions of S/.)			(in millions of US$)(2)
Revenues	321.1	350.3	389.4	114.1
Net profit	45.0	62.7	20.2	5.9
Adjusted EBITDA	132.8	162.0	120.9	35.4
Adjusted EBITDA margin	41.4%	46.2%	31.0%	31.0%

(1)	Includes production from the start of operations of Blocks III and IV in April 2015.

(2)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

The pie charts below set forth the breakdown of our revenues and Adjusted EBITDA from our Energy line of business for 2015.

                    Revenues                                                                              ADJUSTED EBITDA

Revenues

Oil and Gas Production

We operate and extract oil from four fields (Block I, Block III, Block IV and Block V) located in the provinces of Talara and Paita in northern Peru. Two of these fields, Blocks I and V, are operated under long-term service contracts under which we provide hydrocarbon extraction services to Perupetro. Hydrocarbons extracted from these two blocks belong to Perupetro, which in turn pays us, twice a month, a variable fee per barrel of lifted hydrocarbons, which fee is based on a basket of international crude prices and the level of production. The other two fields, Blocks III and IV, are operated under long-term license contracts with Perupetro. The hydrocarbons extracted are owned by our subsidiary GMP, which in turn pays royalties, on a fortnightly basis, to Perupetro, based on a basket of international crude prices and the level of production. Our activities are focused on proved reserves development and production and are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, approximately 100 years in the case of Block III, approximately 95 years in the case of Block IV, and over 50 years in the case of Block V. We believe our activities in these fields bear limited exploration risk.

The following table shows selected information about our fields.

Property	Basin	GMP’s Ownership	Expiration	Developed Acres	Undeveloped Acres

Block I	Talara	100%	2021	25,154	4,110
Block V	Talara	100%	2023	6,320	2,220
Block IV	Talara	100%	2044	8,290	64,660
Block III	Talara	100%	2044	7,475	80,987

Block I:

We operate and extract oil and natural gas from Block I under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in December 2021. Average daily production during 2015 was 1,389 barrels of crude oil. We operate 236 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in fiscalization point close to the Talara refinery. The field is located in the province of Talara, department of Piura, in northern Peru, approximately five miles from the Talara refinery, the second largest refinery in the country. Block I is the oldest oil producing field in Peru and has been producing oil since around 1890.

Block III:

We operate and extract oil and natural gas from Block III under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production from April to December 2015, following the start of operations in April 2015, was 1,175 barrels of crude oil. We operate 198 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in fiscalization point close to the Talara refinery. The field is located between the provinces of Talara and Paita, department of Piura, in northern Peru, approximately eighteen miles from the Talara refinery.

Block IV:

We operate and extract oil and natural gas from Block IV under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production from April to December 2015, following the start of operations in April 2015, was 612 barrels of crude oil. We operate 236 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in fiscalization point close to the Talara refinery. The field is located in the province of Talara, department of Piura, in northern Peru, approximately nine miles from the Talara refinery.

Block V:

We operate and extract oil and natural gas from Block V under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in October 2023. Average daily production during 2015 in this field was 162 barrels of crude oil. We operate 52 wells in this field using various oil extraction systems. The Block V field is located in the province of Los Organos, department of Piura, Peru, close to the border with Ecuador. Block V has been producing oil since the 1950s.

The map below shows the geographic location of our oil producing blocks in northern Peru.

Under our hydrocarbon extraction service contracts, we are entitled to a variable fee, which is based on the level of production of each field and a basket of international crude prices, which include Fortis Blend, Suez Blend and Oman crudes. During 2013, 2014 and 2015, we received an average fee of US$84.99, US$ 77.33 and US$45.59 per barrel of extracted oil, which was equivalent to approximately 78.2%, 78.1 % and 84.26%, respectively, of average Brent crude prices in the same years. According to our hydrocarbons development contracts, we are required to deliver all the oil and gas we produce, regardless of its quantity, to Perupetro. Therefore, we are not committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts.

We produce natural gas as a byproduct of the production of crude oil (an average of 9.5 MMCF per day during 2015). In Block I, we provide natural gas to EEPSA under a “take or pay” contract (an average of 3 MMCF per day), and we pay to Perupetro a fee which varies depending on market conditions. The additional volume of natural gas extracted is sent to our Pariñas plant to be processed and commercialized as liquid natural gas. In Block V, we reinject the natural gas produced back into the wells. In Block III, we use part of the produced gas as fuel to operate wells equipment (pumping units) and we are looking for a market to sell the excess. In Block IV, we also use a volume of gas as fuel and the residual volume is burnt. Our revenues for the sale of natural gas are not material relative to our oil production revenues.

Estimated Proved Reserves:

The following table sets forth estimated proved crude oil and natural gas reserves in Blocks I, III, IV and V as of December 31, 2015. We have only included estimates of proved and have not included any estimates of probable and possible reserves.

	Crude Oil (Mbbl)	Natural Gas (MMcf)	Crude Oil Equivalents (MBoe)
Block I:
Proved developed producing	1,771	8,724	3,325
Proved developed non-producing	147	876	303
Proved undeveloped	0	0	0
Total proved reserves	1,918	9,600	3,628
Block III:
Proved developed producing	3,146	10,234	4,969
Proved developed non-producing	31	89	47
Proved undeveloped	10,896	23,878	15,149
Total proved reserves	14,073	34,201	20,164
Block IV:
Proved developed producing	3,559	3,248	4,137
Proved developed non-producing	123	214	161
Proved undeveloped	3,663	2,842	4,169
Total proved reserves	7,344	6,303	8,467
Block V:
Proved developed producing	308	0	308
Proved developed non-producing	83	0	83
Proved undeveloped	0	0	0
Total proved reserves	391	0	391
Total:
Proved developed producing	8,784	22,206	12,739
Proved developed non-producing	384	1,178	593
Proved undeveloped	14,559	26,720	19,317
Total proved reserves	23,727	50,103	32,649

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

Reserve amounts were based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent crude price for each month in the period January through December 2015, which, pursuant to our contractual agreements, resulted in average oil and gas prices of US$ 54.11 per barrel and US$1.08 per Mcf, respectively, throughout the remaining terms of our service and license contracts.

Proved undeveloped reserves in the fields as of December 31, 2015 were 19,317 Mboe, consisting of 14,559 Mbbl of crude oil and 26,720 MMcf of natural gas. We estimate that during 2015 approximately 174 Mboe, or 108 Mbbl, of crude oil and 458 MMcf, or 81 Mboe, of natural gas of proved undeveloped reserves, were converted into proved developed reserves. Due mainly to the start of operations of Blocks III and IV in April 2015, we estimate that during 2015 proved undeveloped reserves increased 19,138 Mboe, consisting of an increase of 4,759 Mboe (26,720 MMcf) of natural gas and an increase of 14,559 Mbbl of crude oil. Capital expenditures, for both drilling activities and workovers, made during 2015 to convert undeveloped reserves to prove developed reserves amounted to approximately US$4.7 million.

The principal changes in proved undeveloped reserves during 2015 were:

●	Crude oil reserves: proved undeveloped crude oil reserves increased 14,559 Mbbl during 2015 mainly as a result of the start of operations of Blocks III and IV in 2015.

●	Natural associated gas reserves: proved undeveloped natural gas reserves increased 4,759 Mboe (26,720 MMcf) during 2015 mainly as a result of the starts of operations of Blocks III and IV in 2015.

For changes in proved developed and undeveloped reserves from December 31, 2012 to December 31, 2015, see supplementary data (unaudited) annexed to our audited annual consolidated financial statements included in this annual report.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process:

The reserves estimates shown in this annual report have been prepared internally by our engineers in accordance with the definitions and guidelines of the SEC. Our reservoir engineers and geoscience professionals have worked to ensure the integrity, accuracy and timeliness of the data, methods and assumptions used in the preparation of the reserves estimates. Mr. Victor Salirrosas is our Reservoir Engineer and head of our staff of reservoir engineers and geoscience professionals. The reserves estimate report was submitted to our Committee of Reserves Development, which is formed by Mr. Iván Miranda Zuzunaga (Exploration and Production Manager), Mr. Jose Pisconte Lomas (Chief of Geology) and independent consultants (including Mr. Humberto Barbis Valderrama, GMP’s former Exploration and Production Manager until December 2013). The Committee of Reserves Development reviews the report and relays it for approval to the board of directors of GMP together with its recommendations with respect to the estimation and categorization of reserves. Mr. Salirrosas holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 42 years of experience, most of it as a reservoir engineer at Perupetro and GMP. Mr. Salirrosas is also a professor of reservoir engineering and enhanced oil recovery in the Petroleum Engineering School of Universidad Nacional de Ingeniería in Lima, Peru. In addition, Mr. Miranda Zuzunaga, our Exploration and Production Manager, holds a degree in Petroleum Engineering from Universidad Nacional de Ingeniería in Lima and a Petroleum Engineering Master’s degree from Texas A&M University of Texas, and has 33 years of experience in the oil industry. Mr. Pisconte Lomas, Chief of Geology, holds a Geologist Engineering degree and a Regional Geology master’s degree from Universidad Nacional Mayor de San Marcos and has 26 years of experience in the oil industry. Furthermore, the board of directors of GMP has in the past contracted two independent extraction consultants who are highly experienced in the oil and gas industry and who review the methodology used for the estimation of reserves.

Production, Revenues, Prices and Costs:

The following table sets forth information regarding our production, revenues, prices and production costs for 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015(1)
Production volumes(2):
Crude oil (Mbbl)
Block I	532.9	592.5	507.9
Block III			319.7
Block IV			174.7
Block V	48.2	48.4	59.0

Total (crude oil Mbbl)	581.1	640.9	1,061.4
Natural gas (MMcf)
Block I	2,446.5	3,238.3	3,729.9
Block III			1,075.7
Block IV			156.7
Block V	132.0	157.5	175.7

Total (natural gas MMcf)	2,578.5	3,395.8	5738.0
Crude oil equivalents (Mboe)	458.3	603.6	913.4

Total Company	1,039.4	1,244.5	1,974.8
Average sales prices(3):
Crude oil (US$/bbl)	85.0	77.33	45.59
Natural Gas (US$/Mcf)	2.12	3.08	2.15
Crude oil equivalents (US$/boe)	57.0	50.17	37.56
Costs and expenses(3):
Production expenses (US$/boe)	6.7	6.16	10.07
Royalties			4.00
General and administrative expenses (US$/boe)	3.4	4.95	2.42
Depreciation, depletion, amortization and accretion expenses (US$/boe)	13.3	11.78	8.57

(1)	Includes operations of Blocks III and IV starting in April 2015.

(2)	Hydrocarbons extracted from Blocks I and V belong to Perupetro, which in turns pays us a per barrel fee for lifted hydrocarbons. Hydrocarbons extracted from Blocks III and IV belong to GMP, which in turn pays Perupetro a royalty as per the extracted hydrocarbons.

(3)	Crude oil sales volume differs from total production volume due to operational circumstances such as the inventory of product stored in our field batteries at the end of each monthly measurement. “Average sales prices” refers to the fees received in consideration for our extraction services, which do not equal the sales prices of crude oil. Average sales prices have been calculated using a basket price formula according to the service and license contracts of each block. Such formulation is at a discount to global oil prices for Blocks I and V, and for Blocks III and IV we pay royalties on the oil extracted. Per unit costs have been calculated using sales volumes.

Acreage, Productive and Development Wells, Drilling:

The following table sets forth certain information regarding the total developed and undeveloped acreage as of December 31, 2015.

Formation	Developed Acreage	Undeveloped Acreage
Block I
Pariñas	2,271	70
Mogollón	2,583	320
Basal Salina	1,850	100
Mesa	1,485	1,650

Total Block I	8,189	2,140
Block III
Salina Mogollón	7,475	3,983
Amotape	1,750	2,370

Total Block III	9,225	6,353
Block IV
Pariñas	4,065	3,492
Palegreda	5,050	3,861
Mogollón	1,200	2,500

Total Block IV	10,350	9,853
Block V
Verdún	530	650
Ostrea	175	115
Mogollón	1,350	120

Total Block V	2,055	885

Total	29,819	19,231

As of December 31, 2015, we had a total of 472 producing wells. Our wells are oil wells, many of which also produce natural gas. We do not have interests in wells that only produce natural gas.

The following table shows the number of development and exploratory wells drilled during 2013, 2014 and 2015 in Blocks I, III, IV and V.

	Year ended December 31,
	2013	2014	2015(1)
Development Wells
Productive	16	26	4
Dry	—	—

Total	16	26	4
Exploratory Wells
Productive	—	—	—
Dry	—	—	—

Total		—

(1)	Includes operations of Blocks III and IV, starting in April 2015.

During 2013, 2014 and 2015 we invested US$17.8 million, US$25.6 million and US$3.8 million, respectively, in drilling activities. We drilled a total of four wells during 2015 (three of them located in Block I and one located in Block V). All of them are productive wells.

The company is drilling an average of 0.33 wells per month in its quest to recover some proved reserves. Most of the drilling is undertaken in Block I where environmental permits allow us to drill up to 96 new wells. From time to time, based on geological analysis, we try to obtain more oil by increasing the depth of our productive formations. In this way, we minimize exploratory risks.

Under the terms of our agreements with Perupetro, at the time the contract terminates, we are required to close non-producing wells that we have drilled. As of December 31, 2015, we estimated that we will be required to close 65 wells in Block I in December 2021 and 13 wells in Block V in October 2023, out of approximately 332 wells currently not in production. We have created a provision in our financial statements for the costs relating to those well closings. See notes 4.1 (d) and 17 to our audited annual consolidated financial statements included in this annual report. As of December 31, 2015 we did not have an estimation regarding the number of wells required to be closed for Blocks III and IV.

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

Our gas processing plant has the capacity to process up to 44 MMcf per day. We processed 18.1 MMcf per day during 2013, 27.3 MMcf per day during 2014, and 31.7 MMcf per day during 2015. Approximately 70% of the volume processed by our gas processing plant depends on the gas volumes provided by EEPSA for processing and use on its gas-fired turbines. These volumes vary per month and depend upon the power dispatch curve of EEPSA among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by EEPSA are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher. The remaining approximately 30% of the volume processed by our gas processing plant depends on the volumes of gas extracted by GMP in Block I, which we process and commercialize as liquid natural gas.
Fuel Storage Terminals

We are a 50% partner in Consorcio Terminales with a Peruvian affiliate of Oiltanking GmbH, one of the world’s largest operators of independent terminals for bulk liquid storage. Consorcio Terminales had a contract with Petroperú to operate the North and South Fuel Terminals in Peru, which expired in August 2014. In May 2014, there was a public bidding for the operation of the North, Center and South Terminals. In June 2014, Terminales del Perú, a new consortium also integrated by our subsidiary GMP S.A. and Oiltanking Peru was awarded a concession for the operation of the North and Central Fuel Terminals for Petroperú. The contracts have a 20-year term and consist of the operation of four terminals in the north and one terminal in the center of the country, providing storage and dispatching bulk liquid fuel. The total amount of the committed investment for both projects is approximately US$ 37.2 million, while the total amount of the additional investment, which will be reimbursed, is approximately US$ 186 million. There was no winner in the public bidding for the operation of the South Fuel Terminals and the contract of Consorcio Terminales was extended for an additional year until August 2015, which was then extended for two more years until August 2017 through a contract amendment subscribed in 2015. The total amount of the additional investment required during this two year period, which will be reimbursed, is approximately US$ 25 million. A new public biding has not been scheduled but is expected to take place at the end of 2016 or during 2017. We cannot assure you that we will be awarded the new contract or that the terms of such potential new contract will not differ materially from those of our current contract.

Our open-access terminals offer our customers dependable and critical handling and storage services for refined petroleum liquid products, maintaining high quality, safety and environmental standards. We provide storage, handling and loading and uploading services for a broad range of refined petroleum liquid products, including gasoline, aircraft fuel, diesel and heavy fuel oil. We deliver the liquids into two types of transportation systems, railroad cars and cistern trucks. Because of the strategic location of our assets, our deep-water access, inland terminals and our aggregate storage capacity of 2.2 MMbbl in the North and Central Terminals and of 1.4 MMbbl in the South Terminals, we believe that we are well-positioned to cover the needs of our clients, the two principal refineries in Peru. The map below shows the location of each of our fuel storage terminals in Peru.

Under the current contracts, Consorcio Terminales and Terminales del Perú receive revenues paid in connection with monthly reserved volume in tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). The storage fee per barrel, is based upon reserved volumes whether they are received or not. The throughput fee is paid based on effective barrels delivered per month. During 2013, 2014 and 2015 Consorcio Terminales and Terminales del Perú generated revenues of US$48.7 million, US$44.5 million and US$66.8 million (we are entitled to 50% of the joint operation revenues), respectively. Under the contracts, Consorcio Terminales and Terminales del Perú are responsible for paying the fuel terminals operating and maintenance costs and also paying a royalty fee to Petroperú based on effective barrels delivered each month.

At the current stage of the contracts, any capital expenditure we invest in the fuel storage terminals can be recouped from any present and future royalties we owe to Petroperú.

Other Terminal Operations

We are a 50% partner in Oiltanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named “Terminal Marino Pisco Camisea” under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. In 2015, this terminal dispatched 27.8 million barrels of natural gas liquids. Additionally, through OTAS, we are also a 25% partner in Logística Químicos del Sur S.A. (“LQS”), that operates the “Terminal de Químicos de Matarani,” which in 2015 dispatched 31,601 tonnes of sodium hydrosulfide for international mining companies. During 2013, 2014 and 2015 these activities generated revenues in the aggregate of approximately US$4.2 million, US$4.1 million and US$2.3 million, respectively.

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

Real Estate

Our Real Estate segment is one of the largest apartment building developers in Peru, in terms of number of units sold and value of sales in 2015, and is focused on the development and sale of affordable housing and housing as well as other real estate projects. Since commencing our operations in 1987, we have developed approximately 656,793 m2 of affordable housing (approximately 9,926 units); approximately 310,478 m2 of housing (approximately 1,574 units); approximately 162,875 m2 of office space (approximately 884 offices); and approximately 43,000 m2 of shopping centers (three shopping centers). Moreover, we are currently building approximately 80,790 m2 of affordable housing (approximately 1,276 units); approximately 49,743 m2 of housing (approximately 148 units); and approximately 3,631 m2 of office space (approximately 17 offices, with an average size of 214 m2 each). Our Real Estate segment also owns significant land parcels in Lima, comprising of approximately 862 hectares as of December 31, 2015, and we have sold undeveloped land in the past and intend to continue such sales in the future.

The table below sets forth selected financial information for our Real Estate business segment.

	Year ended December 31,
	2013		2014		2015		2015
	(in millions of S/., except as indicated)						(in millions of US$)(1)
Revenues	313.7		224.6		215.8		63.2
Net profit	59.0		26.5		29.3		8.6
Net profit attributable to controlling interest	19.2		9.5		12.4		3.6
Adjusted EBITDA	135.2		73.0		98.0		28.7
Adjusted EBITDA margin	43.1%		32.5%		45.4%		45.4%
Backlog (in millions of US$)(2)	75.0		70		111.0		111.0
Backlog/revenues ratio(2)	0.8	x	1.1	x	1.8	x	1.8	x

(1)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

(2)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable period. Revenues are calculated for such period and converted into U.S. dollars based on the exchange rate published by the SBS at such period.

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

We began developing affordable housing projects in 2001, following the Peruvian government’s efforts to address the country’s housing deficit, particularly for low-income families. We launched the first major affordable housing project in Peru in 2007, Parque Agustino in Lima’s El Agustino neighborhood. Since 2001, we have completed 14 affordable housing projects. As of December 31, 2015, we are developing eight affordable housing projects, which are in various stages of development, including seven which are in the construction phase and one for which we have purchased land, but are still in the process of obtaining the required approvals and permits. Three of our ongoing affordable housing projects consist of expansions of projects previously completed by us Affordable housing consists of apartments, usually ranging between 50 and 72 m2, that are purchased through government subsidies. The Peruvian government has adopted the Nuevo Crédito Mi Vivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. In order for a unit to qualify for the Nuevo Crédito MiVivienda program, its selling price must range between 14 UIT and 50 UIT (approximately between S/.51,800 and S/.259,000). In order for a unit to qualify for the Techo Propio program, its selling price must range between 5.5 UIT and 20 UIT (approximately between S/.21,725 and S/.79,000).

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

Our housing developments consist of residential buildings comprised of apartments with a mid- to high-price range that do not qualify for government subsidies. Since 1987, we have developed 38 housing developments. As of December 31, 2015, we are developing two housing projects, which are in the construction stage. Our housing units typically range between 130 and 400 m2 in size.

Substantially all of our affordable housing and housing development projects are located in Lima. We have also purchased land to develop four affordable housing projects in Piura, Chimbote and Huancayo, two cities north of Lima and one in the center of the country. We intend to develop affordable housing projects in other cities outside of Lima.

The table below sets forth number of units sold and not yet delivered and number of units delivered, as well as the value of units sold and our sales revenue for the periods indicated.

	Year ended December 31,
	2013	2014	2015
Number of Units Delivered(1):
Affordable Housing	1,619	772	792
Housing	138	59	41

Total	1,757	831	833
Number of Units Sold and Not Yet Delivered(1):
Affordable Housing	1,082	579	1316
Housing	52	47	96

Total	1,134	653	1,412
Total m2 Delivered:
Affordable Housing	102,538	49,150	46,894
Housing	18,000	14,539	12,962

Total	120,538	63,689	59,885
Total m2 Sold and Not Yet Delivered:
Affordable Housing	87,948	36,257	74,911
Housing	6,660	15,619	29,939

Total	94,608	51,875	104,849
Value of Units Delivered (in millions of S/.):
Affordable Housing	215.9	101.1	99.0
Housing	71.3	72.2	92.0

Total	287.2	191.4	191.0

(1)	We typically pre-sell our affordable housing and housing units before construction begins and continue to sell during construction, although we recognize revenues at the time of delivery of units.

We develop and sell office and commercial buildings, such as shopping centers. On certain occasions, we have operated our commercial real estate and later sold it, such as Larcomar, a landmark shopping center which we built in 1998 and sold in 2010. We have also developed commercial real estate buildings in connection with our affordable housing and housing projects, such as the Parque Agustino shopping center. Since 1987, we have developed 14 office buildings, three shopping centers and one medical center. We are currently in the process of developing two office buildings in Lima: Real II project, which is in the construction phase and is expected to be a 14-floor office building (30% of which is owned by us and 70% of which is owned by Inversiones Centenario S.A.A.); and Panorama project, which is in the development phase, and expected to be two 17-floor towers of office buildings including a shopping zone (35% of which is owned by us and 65% of which is owned by Inversiones Maje S.A.).

Land Bank

We typically purchase land to develop real estate projects with the intention to begin construction within a 12- to 18-month period after the purchase of the land. We may also, from time to time, purchase land for subsequent resale. As of December 31, 2015, we owned approximately 943 hectares, of which 81% is located in Lima and 19% outside of Lima. We continually evaluate opportunities to purchase new land for our real estate development projects

We have a 50.0% interest in Project Espacio (formerly known as Cuartel San Martín) with Urbi Propiedades S.A. of Intergroup Financial Services Corp. owning the remaining 50.0%. Espacio Project is a 68,000 m2 former ex-military base located in Lima’s upscale Miraflores district, where we plan to invest approximately US$680 million to develop a premium mixed-use development consisting of approximately 98,000 m2 of housing, 68,000 m2 of office towers, a 61,000 m2 shopping mall, and a 48,000 m2 luxury hotel and conference center. Although we are still in the pre-construction approval phase and have not yet obtained all required building permits, we plan to begin construction of this project in the fourth quarter of 2016 and expect to complete the project through multiple stages within seven years.

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

	As and for the year ended December 31,
	2013		2014		2015		2015
	(in millions of S/., except as indicated)						(in millions of US$)(1)
Revenues	1,169.1		1,208.2		1,152.5		337.7
Net profit	39.9		(5.1)		46.9		13.7
Net profit attributable to controlling interest	34.3		(5.3)		40.3		11.8
Adjusted EBITDA	109.6		63.5		113.3		33.2
Adjusted EBITDA margin	9.4%		5.3%		9.8%		9.8%
Backlog (in millions of US$)(2)	619.0		646.3		613.0		613.0
Backlog/revenues ratio(2)	1.5	x	1.6	x	1.8	x	1.8	x

(1)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

(2)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

The pie charts below set forth the breakdown of our revenues and Adjusted EBITDA from our Technical Services for 2015.

Revenues	Adjusted EBITDA

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

Our revenue in the operation and maintenance of infrastructure assets is generated either from fees we charge to Norvial, Survial, Canchaque and the Lima Metro to operate and maintain our concessions or from government payments through maintenance service contracts we have been awarded. As depicted in the chart below, we operate and maintain more than 5,332 km of Peruvian roads and highways, including our own highway concessions, in addition to the Lima Metro.

Operation and Maintenance of Infrastructure Assets

Total 5,332 KM

The table below sets forth selected financial information for our operation and maintenance of infrastructure assets activities.

	Year ended December 31,
	2013	2014	2015	2015
	(in millions of S/.)			(in millions of US$)(1)
Revenues	428.9	364.4	334.8	98.1
Net profit	7.9	(26.5)	18.5	5.4
Adjusted EBITDA	18.0	(15.3)	39.2	0.9
Adjusted EBITDA margin	4.2%	(4.2%)	11.7%	11.7%

(1)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

The below map illustrates the roads in Peru for which we currently provide operation and maintenance services.

We provide the following road operation and maintenance services:

●	Routine Maintenance. These services aim to preserve roads through ongoing maintenance, including: road demarcation; cleaning; drainage; road fissure treatment, which seals cracks in roads to prevent water infiltration; slurry sealing; and micro-paving, which seals asphalt to prevent aging and improve resistance to water and surface wear.

●	Periodic Maintenance. These services entail activities that are performed periodically, intended to prevent the occurrence or exacerbation of defects, conserve the structural integrity of roads and correct major defects.

●	Emergency maintenance. This maintenance work is performed whenever the need arises, such as when natural disasters damage road surfaces.

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

The infrastructure through which we operate our business includes the largest software factory in the country, two world class data centers, one of which is Tier III certified and two call centers with high availability for help desk services. In addition, we have successfully entered into strategic partnerships with key international IT vendors such as Cisco Systems, Microsoft, Hewlett-Packard, Oracle, SAP, IBM, Citrix, VMware, CA Technologies and Louis Berger Group.

On January 4, 2016, we completed the acquisition of a 52% stake in Adexus. Adexus is a leading Chilean company in the development and implementation of solutions for information technology, with the ability to integrate technological systems of high added value and over 25 years of experience in the market. It has a significant regional presence distributed between Chile, Peru and Ecuador. The remainder of Adexus is owned by Sistemas y Redes Ltda. with a 47.5% stake and Asesorías e Inversiones Busso with the remaining 0.5%.

The table below sets forth selected financial information relating to our IT services.

	Year ended December 31,
	2013	2014	2015	2015
	(in millions of S/.)			(in millions of US$)(1)
Revenues	226.4	247.9	253.9	74.4
Net profit	8.5	6.0	5.2	1.5
Adjusted EBITDA	34.8	34.4	38.9	11.4
Adjusted EBITDA margin	15.4%	13.9%	15.3%	15.3%

(1)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

Services

We provide the following services to our clients:

●	Systems Integration: includes installation and maintenance of hardware; 24-hour technical service; monitoring performance of IT systems; implementation of information recovery systems; and installation of systems that enable collaboration across multiple platforms such as Windows, Apple, Android and Blackberry, among others. For example, we provide equipment maintenance services to Backus, an affiliate of SABMiller. Our technology solutions optimize the reliability and performance of our client’s infrastructure with the goal of helping them reduce costs, improve security and integrate new technologies.

●	IT Outsourcing: includes servers on demand in the cloud (our internet network) which provide virtual memory.

●	Processing and Storage Capacities; virtual working spaces, including operating systems and databases; email accounts on the cloud; technical support help desk; among others. For example,

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

●	Application Outsourcing: includes corrective and continued maintenance of software; development of customized software (software factory); software testing and certification; and functional support through a service desk platform. For example, we have a software factory contract with an affiliate of Telefónica. Our application outsourcing services enable our clients to shift the burden of supporting, maintaining and operating their business software and systems.

●	Business Processes Outsourcing: consists of the outsourcing of specific business processes including billing and delivery, facilities monitoring, digital management; customer care services such as management of complaints; organization and control of voting processes; inventory, shipping and custody of documents; among others. For example, we provide billing services to an affiliate of Repsol, and provide document authentication services to BBVA Banco Continental.

The pie chart below shows our revenues by service for 2015.

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

We have built a strong client base in Peru, including local affiliates of global companies, spanning a broad range of industries, including key clients from the energy, government, banking, insurance, pension funds, industrial, commercial, education and mining sectors. Our principal clients are the Peruvian National Pension System (Sistema Nacional de Pensiones), the water authority of Lima (SEDAPAL), BBVA Banco Continental, the Peruvian National Superintendence of Tax Administration, Saint Ignatius of Loyola University, Bolsa de Valores de Lima S.A. and Honda del Perú S.A.

Competition

The IT services industry is highly competitive. The market includes both international companies and local or regional companies. Our main competitors, which are sometimes also our partners, include companies such as IBM, Tata Consultancy Services, Sonda, Indra, Telefonica, among others.

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

The table below sets forth selected financial information for our Electricity Networks Services.

	Year ended December 31,
	2013	2014	2015	2015
	(in millions of S/.)			(in millions of US$)(1)
Revenues	513.8	595.9	562.8	164.9
Net profit	23.5	15.5	23.2	6.8
Adjusted EBITDA	56.9	44.4	35.2	10.3
Adjusted EBITDA margin	11.1%	7.5%	6.2%	6.2%

(1)	Calculated based on an exchange rate of S/.3.413 to US$1.00 as of December 31, 2015.

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

The chart below sets forth the percentage of our 2015 revenues in each of the countries where we operate.

Revenue by Country

Contracts and Clients

We typically provide our services pursuant to long-term contracts ranging between three and five years. Most of our contracts are awarded through a non-public bidding process, although some contracts are negotiated directly with the client.

Our principal clients are power utility companies and, to a lesser extent, industrial clients, predominantly in the private sector. In Peru, we also provide services to the telecommunications industry. Our principal clients are the distribution companies of Enersis. Over the years, we have worked with the principal power utility companies in the region, including Chilectra, Saesa, Chilquinta, AES, E-CL, Endesa Chile, Ampla, Coelce, Cemig, Coelba, Elektro, Light, Codensa, Emgesa, EEC, Enertolima, Emcalo, Edelnor, Electrocentro, Enosa, and the telecommunication companies VTR, Entel, Claro and Telefonica.

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

We do not include backlog in this annual report in our Infrastructure segment for: (i) our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; and (ii) our Energy line of business because: (a) its revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel dispatched; and (iii) our COGA venture, which is not consolidated because it is jointly controlled.

When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. For a description of how we calculate our backlog, see our segment backlog presented below.

Our consolidated backlog as of December 31, 2015 was US$4,037.8 million. We expect to recognize as revenues 38.0% of our backlog by December 31, 2016, 32.0% of our backlog by December 31, 2017, and 30.0% of our backlog thereafter. The following table sets forth the growth of our consolidated backlog from December 31, 2011 to December 31, 2015.

Backlog Growth (in US$ million)

Our backlog may not grow at recent historic rates and may decline. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to continue to grow our backlog. Additionally, the amount of new contracts signed can fluctuate significantly from period to period due to factors that are beyond our control. The chart below sets forth our consolidated backlog breakdown by end-market, geography and client sector as of December 31, 2015.

Backlog by End-Market	Backlog by Geography

Backlog by Client Type

E & C Backlog

To include an engineering and construction contract in our backlog, we assume that each party will satisfy all of its respective obligations under the contract. We also make assumptions, in agreement with the client, regarding the total expected contract price in the case of unit price and cost-plus fee contracts and the amount of the contract that will be completed in each year. We adjust our backlog periodically to account for developments related to each project. For projects related to joint operations or equity investments, we only include our percentage ownership of the joint operation’s or equity investment’s backlog. Our E&C segment backlog does not include intersegment eliminations.

Our E&C backlog as of December 31, 2015 was US$3,129.4 million. We expect to recognize as revenues 37% of our backlog by December 31, 2016, 31% of our backlog by December 31, 2017 and 32% of our backlog thereafter. The following table sets forth the growth of our E&C backlog from December 31, 2011 to December 31, 2015.

E&C Backlog Growth (in US$ million)

The number and amounts of new contracts signed can fluctuate significantly from period to period. For example, two large mining services contracts were signed in the fourth quarter of 2012 for an aggregate amount of backlog of US$1.1 billion. During that same quarter we also recorded US$259 million in backlog from our Vial y Vives acquisition. These contracts and acquisition accounted for a significant portion of the growth between December 31, 2012 and December 31, 2013. In the third quarter of 2015, we acquired a 29% participation in the construction consortium of the Gasoducto Sur Peruano project, and, as a result, we incorporated US$1.0 billion in backlog.

The following pie charts set forth our E&C backlog breakdown by end-market, geography, client sector and contract type as of December 31, 2015.

Backlog by End-Market	Backlog by Geography

Backlog by Client Type	Backlog by Client Type

The table below sets forth our ending E&C backlog for 2013, 2014 and 2015 accounting for opening backlog for each year, annual contract bookings and adjustments and annual revenues recognized.

	2013	2014	2015
	(in millions of US$)
Opening backlog (end of prior year)	2,925.4	3,044.0	2,885.1
Contract bookings and adjustments during the year	1,576.0	1,476.1	1,954.6
Revenues recognized during the year	(1,457.5)	(1,684.7)	(1,710.3)

Ending backlog (end of current year)	3,044.0	2,835.3	3,129.4

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

●	for the Lima Metro, our Infrastructure backlog assumes that for 2016, 2017 and 2018 we will operate our 24 trains in both the first and second stretches of Line One, which in the aggregate will travel 2,603,453 for that year, per fare per year;

●	for our Survial and Canchaque concessions, we assume our contractually agreed upon annual fee, adjusted for inflation. For our 2016 and 2017 backlog, we utilize the same adjustment amount that was utilized for our 2015 fee, which has already been negotiated; and

●	for La Chira, for 2016 and 2017, backlog is calculated to include the fees we will receive under the concession for our operation and maintenance, with no adjustment for inflation.

Our Infrastructure backlog as of December 31, 2015 was US$256.5 million. We expect to recognize as revenues 35% of our backlog by December 31, 2016, 32% of our backlog by December 31, 2017 and 33% of our backlog thereafter. The following chart sets forth the growth of our Infrastructure backlog from December 31, 2011 to December 31, 2015.

Infrastructure Backlog Growth (in US$ million)

The following pie chart sets forth our Infrastructure backlog breakdown by line of business as of December 31, 2015.

Backlog by Line of Business

The table below sets forth our ending Infrastructure backlog for 2013, 2014 and 2015, accounting for opening backlog for each year, annual contract bookings and adjustments and annual revenues recognized.

	2013	2014	2015
	(in millions of US$)
Opening backlog (end of prior year)	413.4	320.2	311.6
Contract bookings and adjustments during the year	1.6	107.1	54.8
Revenues recognized during the year	(94.9)	(115.6)	(109.9)

Ending backlog (end of current year) Real Estate Backlog	320.2	311.6	256.5

Real Estate Backlog

Our Real Estate segment backlog reflects sales contracts with buyers for units that have not yet been delivered and will be recognized as revenues once they are delivered.

Our Real Estate segment backlog as of December 31, 2015 was US$111.0 million. We expect to recognize as revenues 55% of our backlog by December 31, 2016, 42% of our backlog by December 31, 2017 and 3% of our backlog thereafter.

The following pie chart sets forth our Real Estate backlog breakdown by type of real estate activities as of December 31, 2015.

The table below sets forth our ending Real Estate backlog for 2013, 2014 and 2015, accounting for opening backlog for each year, annual contract bookings and adjustments and annual revenues recognized.

	2013	2014	2015
	(in millions of US$)
Opening backlog (end of prior year)	108.4	85.0	81.3
Contract bookings and adjustments during the year	88.8	71.5	92.9
Revenues recognized during the year	(112.2)	(75.1)	(63.2)

Ending backlog (end of current year) Technical Services Backlog	85.0	81.4	111.0

Technical Services Backlog

In reflecting a Technical Services contract in our backlog, we assume that each party will satisfy all of its respective obligations under the contract and that work under the contract will be completed on a straight-line basis. Our Technical Services segment backlog does not include intersegment eliminations.

Our Technical Services backlog as of December 31, 2015 was US$613.0 million. We expect to recognize as revenues 41% of our backlog by December 31, 2016, 34% of our backlog by December 31, 2017 and 26% of our backlog thereafter. The following chart sets forth the growth of our Technical Services backlog from December 31, 2011 to December 31, 2015.

Technical Services Backlog Growth (in US$ million)

* Includes CAM, which we acquired on February 24, 2011.

The table below sets forth our ending Technical Services backlog for 2013, 2014 and 2015, accounting for opening backlog for each year, annual contract bookings and adjustments and annual revenues recognized.

	2013	2014	2015
	(in millions of US$)
Opening backlog (end of prior year)	873.7	619.0	646.3
Contract bookings and adjustments during the year	163.4	431.5	304.2
Revenues recognized during the year	(418.1)	(404.2)	(337.4)
Ending backlog (end of current year)	619.0	646.3	613.0

The following pie charts set forth our Technical Services backlog breakdown by geography, end-market and client sector as of December 31, 2015.

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

Quality Assurance

In 2015, our operations were certified under the following international standards:

INTERNATIONAL STANDARDS

In 2015, our operations were certified according to the following international standards

Company	II SO 9001 (quality)	ISO 14001 (Environment)	OHSAS 18001 (Health and safety)	ISO 17000 (Information security)	Other standards
GMI	X	X	X
GyM(1)	X	X	X
Vial yVlves-DSD	X	X	X
Morelco	X	X	X
Ferret GyM	X
GMP(2)	X	X	X
GMDtf)	X		X	X	X
CONCAft	X
CAM(4)	X	X	X		X

The quality of our services is backed by the following certifications:

●	Engineering and Construction:

●	ISO 14001, ISO 9001 and OHSAS 18001

●	GyM: ISO 9001 for Project Management Control and ISO 14001 and OHSAS 18001 for Electromechanical Division.

●	Infrastructure:

●	GMP: ISO 14001, ISO 9001 and OHSAS 18001: certificated for Oil and gas production processes in lots I and V, gas processing at the Pariñas plant, and processes carried out at the head office of Graña y Montero Petrolera S.A.

●	GyM Ferrovias: ISO 9001

●	Technical Services:

●	Operation and Maintenance of Infrastructure Assets: ISO 9001

●	IT Services: ISO 9001, ISO 27000 and CMMI-3

●	Electricity Networks Services: ISO 14001, ISO 9001 and OHSAS 18001.

●	CAM Colombia, CAM Chile and CAM Perú have tri-standard. In addition, CAM Colombia has ISO/IEC 17020:2012 and ISO/IEC 17025:2005 5 accreditation.

Corporate Social Responsibility

We seek to create value in the long-term, conducting business in an economically viable manner, which is also beneficial to society at large and respectful of the environment. We aim to continue building trust among our stakeholders. In order to achieve these objectives, we have formulated a strategy based on two fundamental pillars: (1) ensuring responsible management of our operations (which we call the internal front), and (2) sharing welfare with society through education and civic behavior (which we call the external front).

To encourage a responsible management we have defined six priorities on which we focus our internal management efforts: ethical behavior, personal development, operational excellence, health and safety, environment and communication. We also seek to transcend our businesses, promoting the growth of our different stakeholders through training and community involvement. To achieve this goal, our companies deploy various programs that respond not only to the needs of their business and operations but also to the needs of the communities of which they form part. Some of these programs are:

●	Our social support program “Ayni” is intended to achieve the sustainability of our affordable housing projects by encouraging responsible and committed participation of the new owners of our real estate projects. As part of this initiative, we offer them training on legal and administrative matters, conflict management and leadership, and provide them with continuing support to foster a better quality of life in these urban spaces. In 2015, 2,107 families were trained in leadership skills and harmonious coexistence under this program.

●	Through our “Metro Culture” program, we transform our trains and train stations into centers of social and cultural education. According to two 2015 polls, an average of 88.5% of the users of the Lima Metro think we have contributed to generate better citizens.

●	Our “Road Education” program seeks to transfer our culture of accident prevention by training users and communities in the vicinity of the roads we operate or maintain. In order to implement this initiative, we have established partnerships with local school boards and use the Ministry of Education’s Guidelines on Road Safety Education.

●	Our “Development of Local Labor Capacity” (Programa Desarrollando capacidades Laborales en las Zonas de Influencia) program improves the employability of the local population, providing training that directly promotes their employment in our projects as well as providing other construction-related workshops which contribute to their involvement in community affairs. Since its creation in 2006, more than 21,000 persons have participated in this program, receiving more than 962,000 hours of training. Thanks to the program, in 2015, 54% of those trained were able to work on GyM projects, substantial amounts of the skilled labor (assistant or workman category) was obtained from local communities.

●	Through our “Construction Management Educational” program, we developed and imparted the technical career “Planning and control of construction projects”, which seeks to increase employability of low income youth. This program, which we carry out in alliance with Fe y Alegría, has a 2-year duration and is mostly taught by our employees, who participate as internal teachers. It also includes professional apprenticeships in our company and enables graduates to obtain a mid-level technician certification from the Ministry of Education.

With a view to strengthening the implementation of our sustainability strategy, in 2015 we drafted our Sustainability Policy, which integrated our prior Social Responsibility (2005), Risk Prevention (1999) and Environmental (1998) policies. This document was approved by the Board of Directors on January 28, 2016.

Our efforts in social responsibility and sustainability have been recently recognized by awards such as:

●	Leading Company in Sustainability by Alas20, a Latin America-wide organization that evaluates and qualifies sustainability and corporate governance matters in the region;

●	First place for Social Responsibility and Sustainable Development among Companies in the Employees category, in the Perú 2021 awards organized by Asociación Perú 2021, a Peruvian non profit which is a member of the World Business Council for Sustainable Development;

●	Best Program for Training of Supervisors and Managers and to the Best Knowledge Management Program, by the Good Employers Association (Asociacion de Buenos Empleadores) of Amcham, the American Chamber of Commerce in Peru;

●	Distinguished as Socially Responsible Company (ESR) by Asociación Perú 2021;

●	Tenth place in the 2015 ranking of Most Responsible Companies and with Best Corporate Governance by Merco Reputación, a Spanish consulting company that prepares corporate governance rankings, and which processes are verified and audited by KPMG; and

●	ABE Awards to the Best Employability Program and to the Best Employee Training Program by the Good Employers Association (Asociacion de Buenos Empleadores) of Amcham.

Regulatory Matters

Set forth below is a description of the regulatory framework applicable to our company. We believe we are in compliance, in all material respects, with applicable laws and regulations in all of our business segments.

Engineering and Construction

Regulatory Framework Applicable to Contracts with the Public Sector

As of the date of this annual report, Peru’s State Contracting Law, approved by Law No. 30225 (Ley de Contrataciones del Estado) and its regulations, approved by Supreme Decree No. 350-2015-EF, which entered into force on January 9, 2016, govern services and construction agreements entered into with public entities. Article 8 of Supreme Decree No. 350-2015-EF establishes that, at the beginning of the contracting process, the contracting public entity must prepare a technical file describing the characteristics of the services it intends to purchase and the selection process for its counterparts, among other specifications.

The selection processes are established in Article 32 of Supreme Decree No. 350-2015-EF as follows:

●	public biddings (licitación pública), applicable to goods and works;

●	public tenders (concurso público), applicable to services, including consulting services;

●	simplified award (adjudicación simplificada), applicable to (i) goods, if the value is greater than S/. 31,600 and less than S/. 400,000; (ii) services, if the value is greater than S/. 31,600 and less than S/. 400,000; and (iii) works, if the value is greater than S/. 31,600 and less than S/. 180,000;

●	electronic reverse auction (subasta electronica inversa), applicable to goods and services with a value greater than S/. 31,600;

●	selection of individual consultants (selección de consultores individuales), applicable for the hiring of qualified consultants who do not need additional professional support;

●	price comparison (comparación de precios), applicable to goods and services that are easy to obtain in the market and are not manufactured, produced, supplied or provided under a particular description or set of instructions given by the contracting entity; and

●	direct contracting (contratación directa), applicable to goods and services, in situations of emergency arising from catastrophic events, involvement of national security, shortages, among other similar reasons.

With the exception set forth in Article 49 of the Supreme Decree No. 350-2015-EF, the selection processes include the following phases:

●	in the case of public biddings, public tenders and simplified award: notice; registration of participants; submission and reply of inquiries; submission and reply of comments; preparation of the terms and conditions of the selection process; submission of bids; evaluation and qualification of bids; and adjudication;

●	in the case of the selection of individual consultants: notice; registration of participants; submission of bids; evaluation and qualification of bids; and adjudication; and

●	in the case of price comparison: notice; submission of bids; and adjudication.

Article 46 of Peru’s State Contracting Law establishes that participants of any of the foregoing selection processes must be registered in the Peruvian National Registry of Suppliers (Registro Nacional de Proveedores) and must not be disqualified from contracting with the state. Article 234 of the Supreme Decree No. 350-2015-EF establishes that this registration is renewable as long as a request is submitted to the Peruvian National Registry of Suppliers 60 days prior to expiration of the registry.

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

Article 14 of the Supreme Decree No. 350-2015-EF establishes the types of contracts that may be entered into by public entities:

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

Article 15 of Supreme Decree No. 350-2015-EF establishes that, in the case of goods and works, the terms and conditions of the selection process must indicate the execution type of the agreement as follows:

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

At of the date of this annual report, we do not believe that Peru’s State Contracting Law and Supreme Decree No. 350-2015-EF will have a material impact on our business.

Regulatory Framework Applicable to Contracts with the Private Sector

Parties to a private-sector agreement may freely determine the contract type and its contents as long as it complies with certain legal requirements, including the provisions set forth in Article 1353 of the Peruvian Civil Code (in reciprocal obligations neither party is in default, except when one of them has either fulfilled its obligation or delivered a guarantee of fulfillment). GyM, GMI and Stracon GyM participate in private-sector contracts for engineering and constructions.

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

Safety Regulation in Construction Projects

●	The Law on Safety and Health at Work (Law No. 29783) is intended to promote workplace accident prevention and applies to all business sectors. The principal safety rules applicable to construction projects include the following:

●	companies with 20 or more employees must establish a committee for the promotion of workplace safety and health that oversees the implementation of the required internal safety and health regulation policy;

●	all projects must have a safety and health plan consisting of all the technical and administrative mechanisms to guarantee the physical integrity and health of workers and third parties during project execution;

●	companies shall hire an occupational physician and establish an area of occupational medicine;

●	companies shall perform periodic audits to verify whether internal safety and health regulations are in accordance with the law;

●	occupational diseases and work accidents detected during project execution must be recorded and the competent authority must be notified in accordance with the regulation of the Law on Safety and Health at Work, approved by Supreme Decree No. 005-2012-TR, and with Occupational Health Manual, approved by Ministerial Resolution No. 510-2005-MINSA;

●	companies must provide for medical examinations of its employees prior to, during and at the termination of their employment;

●	companies must show a safety and health plan; an index of frequency; and the company’s performance in safety and health in order to be awarded public and private projects;

●	use of individual protective equipment, including gloves, safety goggles, boots and helmets, is mandatory when risks to safety and health cannot be prevented by other means; and

●	personnel responsible for safety must comply with all requirements in Rule NTP 399.010.1 for fire prevention.

The Peruvian Ministry of Labor and Employment Promotion, the National Superintendence of Labor Inspection (SUNAFIL) and the Peruvian Ministry of Health are the competent organisms in the safety and health fields, respectively.

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

Oil and Gas

GyM must comply with the Hydrocarbons Safety Regulations, as approved by Supreme Decree No. 043-2007-EM, which are enforced by the OSINERGMIN. The most relevant safety rules with which GyM must comply include: (i) assuring that senior project managers are responsible for the safety and health of workers; (ii) assigning specialized personnel responsible for safety and health matters; and (iii) monitoring and recording workplace accidents on a monthly basis.

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

The principal terms and conditions relating to collective bargaining from our civil construction workers have been agreed upon and recorded in the 2015-2016 agreement, dated August 6, 2015, and entered into between the Peruvian Chamber of Construction and the Federation of Civil Construction Workers (Federación de Trabajadores en Construcción Civil). The 2015-2016 agreement included the following benefits: (i) remuneration increase; (ii) bonuses for employees working 28 consecutive days or more in projects with difficult access; and (iii) paid leave in case of the death of a relative of the employee.

The Supreme Decree No. 009-97-SA, Law No. 26790 and Supreme Decree No. 003-98-SA require construction companies to have complementary high risk insurance for workers that perform high risk tasks. As of the date of this annual report, GyM and Stracon GyM have this insurance coverage.

The insurance coverage provides medical care for injured workers to allow them to achieve full recovery. Moreover, it provides pensions to workers or their beneficiaries in case the worker becomes handicapped or dies as a result of a work accident or occupational disease.

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

Civil Construction

The Supreme Decree No. 015-2012-VIVIENDA (modified by Supreme Decree No. 004-2015-VIVIENDA) regulates the environmental aspects of projects related to housing, urbanism, construction and sanitation activities in urban or rural areas. The National Directorate of Housing, Urbanism, Construction and Sanitation supervises the compliance and enforces the applicable rules. Projects are categorized according to their environmental impact during and after their execution and different rules are established for each category including compliance with the following environmental studies prior to initiating construction works: (i) projects expected to cause minor environmental impacts require an environmental impact statement; (ii) projects expected to cause moderate environmental impacts require an semi-detailed environmental impact assessment; and (iii) projects expected to cause a major environmental impact require a detailed environmental impact assessment.

Other Subsectors

Depending on the subsector in which they operate, GyM and Stracon GyM are required to follow specific environmental provisions issued by the competent authorities. For example, with respect to hydrocarbon activities, the Ministry of Energy and Mines has enacted the Oil and Gas Environmental Regulations, by means of Supreme Decree No. 039-2014-EM.

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

Infrastructure

Infrastructure and Public Services through Private-Public Partnership Contracts

As a result of entering into “Programa País” in December 2014 with the Organization for Economic Co-operation and Development (OECD), the Peruvian state is implementing a new regulatory framework (Legislative Decree No. 1224 and its regulations, approved by Supreme Decree No. 410-2015-EF) establishing the procedures and ways of promoting private investment for the development of public infrastructure, public services, ancillary services, applied research projects and/or technological innovation, through Public-Private Partnerships (PPP) and Projects with State Assets. This new legal framework has been in force since December 28, 2015, and we anticipate that it will have positive effects for the public administration and, as a consequence, for our projects, as it is expected to improve the Peruvian state’s administrative procedures and budget management.

The main aspects of the new legal framework are the following:

1.	The Ministry of Economy and Finance (Ministerio de Economia y Finanzas) is the governing authority of the National System for the Promotion of Private Investment (SNPIP), composed by ministries and public agencies of the national government, ProInversión, and regional and local governments.

2.	Private investment projects will comprise the following stages: (i) planning and programming, (ii) formulation, (iii) structuring, (iv) transaction and (v) contract execution. Great emphasis is given to the Evaluation Report, a document determining the economic, financial and legal viability of a potential Public-Private Partnership, applying where appropriate, the national public investment system. Investors are entitled to receive from the Peruvian state: (i) in the case of self-financed projects, taxes and tolls to be collected from final consumers; (ii) in the case of co-financed projects, subsidies and payments from the public entity awarding the project; and (iii) any other financing structure agreed between the parties.

3.	The management of Public-Private Associations (“APP”) contracts by the three levels of government (central, regional and local) is regulated.

4.	For projects in regulated sectors, the monitoring of Public-Private Partnership contracts is subject to the provisions of the Law No. 27332, Framework Law on Regulators. According to this law, OSIPTEL, OSITRAN, SUNASS and OSINERGMIN should primarily safeguard the compliance of service levels agreed in Public-Private Partnership contracts. For this purpose, Public-Private Partnership contracts must establish the necessary arrangements to ensure timely and efficient supervision during the contract execution stage. To this end, public entities are required to ensure timely participation of regulatory agencies in the arbitration, when decisions and matters related to the competence of those bodies are discussed.

5.	Favorable opinions for the Public-Private Partnership contracts from the General Comptroller of Peru are required. The General Comptroller will issue a report on any aspects that may jeopardize the financial capacity of the Peruvian state, according to Law No. 27785, Organic Law of the National Control System and the General Comptroller of Peru.

6.

Investors interested in participating as bidders in private investment processes must review the list of impediments and prohibitions established in the State Contracting Law. Impediments are determined through administrative channels, and apply to any expected strategic partners as well. Such partners usually need to prove their technical capacity during the promotion process. Furthermore, it is stated that, in case the contract does not set a strategic partner, the impediment would apply to those who have exercised direct control on the investor, as indicated in the regulations approved by the Superintendence of the Stock Market (Superintendencia del Mercado de Valores). The impediment is valid for two years; except for the impediments established in the State Contracting Law, which will be valid for the terms indicated in such law.

7.	The development of projects related to assets owned by the Peruvian state (Legislative Decree No. 674, Law Promoting Private Investment in State Enterprises) can be carried out by private sector initiatives, without committing any public resources or transferring any risks to public entities, unless expressly required by law.

Each of our subsidiaries Norvial, Survial, Canchaque and GyM Ferrovías has entered into a concession agreement with ProInversión and the Peruvian Ministry of Transport and Communications. La Chira has entered into concession agreements with ProInversión and Sedapal S.A. The abovementioned agreements were entered into in accordance with the provisions in force at the time of their execution.

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

The foregoing regulations define the roles of Peruvian government agencies which regulate the oil and gas industry; provide the framework for the promotion and development of hydrocarbon activities based on the principles of private-sector competition and access to all economic activities; and set the safety and security standards as well as the legal proceedings for carrying out operations.

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

OEFA is a public entity ascribed to the Peruvian Ministry of the Environment and is responsible for evaluating and ensuring compliance with applicable environmental rules covering hydrocarbon activities, as well as for initiating sanctioning proceedings when a breach of an environmental regulation occurs. OSINERGMIN is a public entity ascribed to the Presidency of the Council of Ministers’ (Presidencia del Consejo de Ministros) office and is responsible for ensuring compliance with safety and security standards in the hydrocarbon industry, as well as for sanctioning proceedings. GMP is subject to the supervision, authority and regulations enacted by the foregoing agencies.

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

GMP is party to services agreements with respect to Blocks I and V, and to licensing agreements with respect to Blocks III and IV. Each block has an independent contract with Perupetro.

Services and licensing agreements are intended for the development, production and eventually transportation of hydrocarbons, as well as for certain storage activities. Services and licensing agreements commonly include a minimum performance schedule guaranteed by performance bonds and require corporate guarantees to be issued to secure the contractor’s compliance to the provisions established by the parties.

Additionally, a company must be qualified by Perupetro prior to entering into hydrocarbon exploration and production agreements. In order to qualify, a company must meet the standards under the Regulations on the Qualification of Petroleum Companies, requiring companies to demonstrate that they have the technical, legal and financial capacity to comply with all the obligations they will assume under the agreement with Perupetro. Such capacities are measured according to the characteristics of the area to be explored or produced, the expected investment required for the project, and the strict fulfillment of the rules regarding prior consultation (if applicable), citizen participation and environmental issues related to the operation’s performance. Upon a positive evaluation, the company is issued a qualification certificate from Perupetro that allows it to initiate the negotiations of the agreement; notwithstanding the company remains responsible for obtaining all other licenses, permits and approvals required by applicable regulation.

Under the current regulation, 30 years is the maximum term of services and licensing agreements for the production of crude oil. On the other hand, natural gas and condensates-related services or licensing agreements have a maximum term of 40 years. Graña y Montero acts as GMP’s guarantor in all of the Block I, Block III, Block V and Block VI contracts.

GMP must comply with Supreme Decree No. 043-2007-EM for its activities relating to hydrocarbons in all phases. The OSINERGMIN is the authority responsible for the supervision and enforcement of the foregoing rules.

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

The main environmental rules applicable to GMP’s hydrocarbon projects include:

●	filing environmental impact study or adopting the necessary measures to prevent and/or mitigate the environmental impact resulting from their activities;

●	meeting minimum size, environmental and safety requirements applicable to worksites; handling and storing of hydrocarbons pursuant to safety and environmental requirements; establishing programs to monitor environmental issues; and

●	providing training on environmental matters related to employee and personnel activities and responsibilities, especially with respect to regulations and procedures established for environmental protection and the environmental and legal consequences of non-compliance.

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

Consorcio Terminales and Terminales del Perú are two joint operations conducted by GMP and Oiltanking Peru S.A.C. which currently operates ten of Petroperú’s terminals in Peru: (i) the South Terminals of Pisco, Mollendo, Ilo, Juliaca and Cuzco; and (ii) the North Terminals of Eten, Salaverry, Chimbote and Supe; including Callao, respectively. Consorcio Terminales and Terminales del Perú provides hydrocarbons handling and storage services in Peru for gasoline, aviation fuel and diesel, among others.

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

In the event that changes in legislation or regulations that are exclusively related to the financial conditions of the earnings and/or costs associated with the investment, operation or conservation of the infrastructure, affect the economic terms of the contract by 10% or more, the concession agreements set forth economic terms adjustment mechanisms aimed at restoring the economic and financial equilibrium. See “—Infrastructure—Principal Infrastructure Lines of Business.”

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

The main zoning rules applicable to our real estate projects include obtaining a construction license from the corresponding local municipality before commencing construction, reconstruction, conservation or repair of any property.

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

C.	Organizational Structure

The following organizational chart sets forth our principal operating subsidiaries within our four business segments.

The following charts set forth the principal activities of each of our four business segments:

The following is a brief description of our principal operating subsidiaries:

●	Engineering and Construction:

●	GyM S.A. (“GyM”), incorporated in Peru, is one of the oldest and largest construction companies in Peru. Graña y Montero owns 98.2% of GyM; the remaining 2.0% is held by former and current company executives.

●	Stracon GyM S.A. (“Stracon GyM”), incorporated in Peru, provides services to the mining and construction industries. GyM owns 87.6% of Stracon GyM; the remaining 12.4% is held by the current chief executive officer and other current executives of Stracon GyM.

●	Vial y Vives—DSD S.A. (“Vial y Vives—DSD”), incorporated in Chile, is an engineering and construction company specialized in the mining sector and in providing services to the energy, oil and gas, and cellulose sector. GyM owns 80.8% of Vial y Vives—DSD; Inversiones VyV S.A., a company controlled by the founders of Ingeniería y Construcción Vial y Vives S.A. (now Vial y Vives—DSD) which owns 12.2%; while the remaining 7.0% is held by third parties.

●	GMI S.A. Ingenieros Consultores (“GMI”), incorporated in Peru, is primarily engaged in engineering consultancy for projects in the mining, hydrocarbons, electrical, agricultural, industrial, tourism and transportation sectors. Graña y Montero owns 89.4% of GMI; 4.0% is held by current and former company executives; and the remaining 6.6% is held by third parties.

●	Morelco S.A. (“Morelco”), incorporated in Colombia, is a recognized specialist in electromechanical assemblies, civil works, and services for the oil and gas and other energy sectors. Our subsidiary GyM S.A. owns 70.0% of Morelco, and the remaining 30% is held by the Serna family in trust.

●	Infrastructure:

●	Toll Roads:

●	Norvial S.A. (“Norvial”), incorporated in Peru, is the concessionaire of the 183 km stretch between Ancón and Pativilca of the Panamericana Norte road. Graña y Montero owns 67.0% of Norvial and JJC Contratistas Generales S.A., a Peruvian construction company, owns the remaining 33.0%.

●	Survial S.A. (“Survial”), incorporated in Peru, is the concessionaire of the 750 km highway between Marcona and Urcos in Peru. Graña y Montero owns 99.9% of Survial.

●	Concesión Canchaque S.A.C. (“Canchaque”), incorporated in Peru, is the concessionaire of the 78 km highway between the towns of Buenos Aires and Canchaque in Peru. Graña y Montero owns 99.96% of Canchaque.

●	Concesionaria Vía Expresa Sur S.A. (“Vesur”), incorporated in Peru, is the concessionaire of the Via Expresa Sur highway which will connect downtown Lima city and the Panamericana Sur highway, through 4.5 kms., including 5 bridges, 2 connecting lines, 6 entrance ramps and 5 exit ramps. Graña y Montero owns 100% of Vesur.

●	Mass Transit:

●	GyM Ferrovías S.A. (“GyM Ferrovías”), incorporated in Peru, is the concessionaire of the Lima Metro. Graña y Montero owns 75.0% of GyM Ferrovías; the other 25.0% is held by Ferrovías Participaciones S.A., a railway infrastructure company.

●	Water Treatment:

●	Concesionaria La Chira S.A. (“La Chira”), incorporated in Peru, is the concessionaire of La Chira waste water treatment plant in southern Lima, Peru. Graña y Montero owns 50.0% of La Chira; the other 50.0% is held by Acciona Agua S.A, an affiliate of a waste water treatment and distribution company.

●	Energy:

●	GMP S.A. (“GMP”), incorporated in Peru, is engaged in the oil and gas business and has entered into both services and license agreements for the extraction of hydrocarbons with Perupetro S.A., a Peruvian state oil company; owns a gas processing plant; and, through a joint operation with a Peruvian affiliate of Oiltanking GmbH, operates ten fuel terminals in Peru. Graña y Montero owns 95.0% of GMP; the remaining 5.0% is held by a company executive.

●	Compania Operadora de Gas del Amazonas S.A. (“COGA”), incorporated in Peru, is in charge of the operation and maintenance of TGP, the trans-Andean gas pipeline from Camisea in Peru to the Pacific coast. It is one of the most complex pipelines in terms of its operation, given that it starts in the jungle and crosses the Peruvian Andes before reaching the coast, with a total of 730 kilometers of pipelines. It transports 655 million cubic feet per day of natural gas and 130,000 barrels per day of LPG. Tecgas owns 100% of the shares of COGA, while Graña y Montero owns 51% of Tecgas, Enagas Internacional S.L. owns 30%, while CPPIB owns 19%.

●	Tecgas N.V. (“Tecgas”) is the current operator of Transportadora de Gas del Perú and owns 100% of the shares of Compañía Operadora de Gas del Amazonas (“COGA”). Graña y Montero owns 51.0% of Tecgas, while Enagas International, S.L. (“Enagas”) holds a 30.0% interest and Canada Pension Plan Investment Board (“CPPIB”) maintains 19.0% of the participation.

●	Negocios de Gas S.A. (“Negocios de Gas”), incorporated in Peru, engages in the activities of construction, operation and maintenance of pipeline systems for liquids or gas in the territory of Peru and other countries in Latin America. Graña y Montero owns a 100% of Negocios de Gas.

●	Real Estate:

●	Viva GyM S.A. (“Viva GyM”), incorporated in Peru, is focused on the development and sale of affordable housing and housing, as well as other real estate projects such as office buildings and shopping centers. Graña y Montero directly owns 60.6% of Viva GyM, with GyM owning an additional 39.0%; and the other 0.4% is owned by a company executive.

●	Inmobiliaria Almonte S.A.C. (“Almonte”), incorporated in Peru, is a real estate company which owns 800 hectares of land in southern Lima. Viva GyM owns 50.5% of Almonte; Inversiones Sur S.A., which is part of a Chilean economic group, owns 22.0%; and the other 27.5% is owned by third parties.

●	Technical Services:

●	GMD S.A. (“GMD”), incorporated in Peru, is a provider of IT services and business solutions. Graña y Montero owns 89.4% of GMD; 5.2% is held by company executives; and the remaining 5.5% is held by one of its directors.

●	Concar S.A. (“Concar”), incorporated in Peru, is engaged in the operation and maintenance of infrastructure assets. Graña y Montero owns 99.8% of Concar and the remaining 0.2% is held by GyM S.A. and Concar’s Chief Executive Officer.

●	CAM Chile S.A. (“CAM”), incorporated in Chile, provides field and specialized electrical services in Chile, Colombia and Peru. Graña y Montero owns 75.0% of CAM; and the other 25% is held by El Condor Combustibles S.A., which is part of a Chilean economic group.

●	Adexus S.A. (“Adexus”), incorporated in Chile, provides development and implementation solutions for information technology in Chile, Peru and Ecuador. Graña y Montero owns 52.0% of Adexus, while Sistemas y Redes Ltda. owns a 47.5% stake and Asesorías e Inversiones Busso owns the remaining 0.5%.

D.	Property, Plant and Equipment

Approximately 81.1% of our assets are located in Peru, with the balance located primarily in Chile and Colombia. At December 31, 2015, the book value of all our land (excluding real estate inventories) and buildings, machinery and equipment was US$325.7 million. We currently lease certain machinery and equipment from vendors. The term of our leasing contracts ranges from two to five years, depending on the nature of the equipment. Leased machinery and equipment are capitalized for accounting purposes. Our principal executive offices, which we lease, are located at Av. Paseo de la República 4667, Surquillo, Lima 34, Peru and Av. Petit Thouars 4957, Miraflores, Lima 18, Perú.

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

The following discussion should be read in conjunction with our consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS issued by the IASB. Due to the review of the provisional allocation of the purchase price in business combination transactions, some assets and liabilities of 2014 figures were adjusted (see Note 32-a to the financial statements included in this annual report). The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth under “Part I. Introduction—Forward-Looking Statements” and “Item 3.D. Key Information—Risk Factors.”

A.	Operating Results

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2015, and the largest publicly traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2015, with strong complementary businesses in infrastructure, real estate and technical services. With more than 80 years of operations, we have a long track record of successfully completing the engineering and construction of many of the country’s landmark private and public sector infrastructure projects. Beginning in the mid-1980s, we decided to leverage our engineering and construction expertise into complementary lines of business. We have also undertaken the engineering and construction of large and complex projects outside our home market throughout our history. More recently, we decided to expand our activities into other key markets of the Latin American region through the acquisition of businesses with solid positions in those markets.

Factors Affecting Our Results of Operations

General

Peruvian and Chilean Economic Conditions

85.0%, 80.1% and 72.9% of our revenues in 2013, 2014 and 2015 were derived from activities in Peru. Accordingly, our results of operations are substantially affected by economic conditions in the country and our growth is driven in significant part by growth in the Peruvian economy. In addition 10.6%, 14.4%, and 12.1% of our revenues in 2013, 2014 and 2015 were derived from activities in Chile. Our percentage of Chilean revenues has grown as a result of our acquisition of Vial y Vives in October 2012 and DSD Construcciones y Montajes in August 2013. Following our acquisition of Morelco in December 2014, 9.3% of our revenues in 2015 were derived from activities in Colombia.

The Peruvian economy has been one of the fastest growing economies globally over the past decade, with the Peruvian real GDP growing at an average rate of 3.8% during the three years from 2013 to 2015 as a result of, among other factors, robust domestic demand and increased private and public investment. With increasing disposable income and an expanding middle class, private consumption grew at an average annual rate of 4.3% in real terms from 2013 to 2015. In 2013 private investment increased at an average rate of 6.5% in real terms, driven by an increase in projects primarily in the mining, oil and gas, energy, transportation, telecommunications and manufacturing sectors. In 2014 and 2015 private investment decreased at an average rate of 2.2% and 4.3%, respectively, in real terms, primarily due to lower investment in mining. Inflation in Peru, as measured by the change in the consumer price index, was 2.9% in 2013, 3.2% in 2014 and 4.4% in 2015. The nuevo sol depreciated versus the U.S. dollar by 9.6% in 2013, 6.9% in 2014, and 14.1% in 2015. Given its recent performance with regard to fiscal balance, debt/GDP ratio, net reserves and high liquidity, Peru’s sovereign debt is rated investment grade and was upgraded to BBB+ by S&P and Fitch in August 2013 and October 2013, respectively, and Baa2 by Moody’s in August 2012. According to the IMF, the Peruvian economy is projected to grow at rates of 4.2% and 5.0% in 2016 and 2017, respectively.

The Chilean economy grew at an average annual rate of 2.9% during the three years from 2013 to 2015 in real terms, mainly driven by strong domestic demand. Total fixed investment grew at an annual average rate of 1.1% in real terms during the three years from 2013 to 2015. Inflation in Chile, as measured by the change in the consumer price index, was 3.0% in 2013, 4.6% in 2014 and 4.3% in 2015. The Chilean peso depreciated versus the U.S. dollar by 9.4% in 2013, 16.0% in 2014 and 17.0% in 2015. Chilean sovereign debt was rated A+ by Fitch in October 2013, AA- by S&P in December 2013 and Aa3 by Moody’s in October 2013, the highest sovereign debt ratings in Latin America.

The Colombian real GDP grew at an average annual rate of 4.1% during the three years from 2013 to 2015. Inflation has increased during recent years, with inflation of 1.9% in 2013, 3.6% in 2014 and 6.7% in 2015. The Colombian peso depreciated against the U.S. dollar by 9.3% in 2013, 23.0% in 2014 and by 34.1% in 2015. Colombia’s sovereign debt was rated BBB by Fitch in December 2013 and S&P in April 2013, and Baa2 by Moody’s in July 2014.

From 2011 to 2015 our revenues grew at a CAGR of 16.6% (13.2% excluding acquisitions)

under IFRS. Our organic revenues grew 5.4% in 2015 from 2014. We expect, but cannot assure you, that in the future our business will tend to grow in line with the performance of and investment in the end-markets we serve.

Fluctuations in Exchanges Rates

We estimate that in 2015, 56.6%, 21.0% and 22.4% of our revenues were denominated in nuevos soles, U.S. dollars and other currencies respectively, while 71.1%, 5.9% and 23.0% of our cost of sales during the year were denominated in nuevos soles, U.S. dollars and other currencies. In addition, as of December 31, 2015, 56.0%, 33.1% and 11.0% of our total debt was denominated in nuevos soles, U.S. dollars and other currencies, respectively. Accordingly, fluctuations in the value of these currencies can materially affect our results of operations. When the nuevo sol appreciates against the U.S. dollar, our operating margins tend to decrease; when the nuevo sol depreciates against the U.S. dollar, our operating margins tend to increase (if everything else were held equal). Conversely, the appreciation of the nuevo sol against the U.S. dollar tends to decrease our indebtedness and financial expenses as expressed in nuevos soles; and the depreciation of the nuevo sol against the U.S. dollar tends to increase our indebtedness and financial expenses as expressed in nuevos soles. We enter into derivatives, from time to time, to hedge part of our financial exposure to currency fluctuations. The value of the nuevo sol to the U.S. dollar depreciated in 2013, 2014 and 2015, which impacted our results of operations. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rates.”

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

Cost of Labor, Third Party Services and Inputs

The largest components of our costs are: labor, which in 2015 represented 29.8% of our cost of sales and 52.0% of our administrative expenses; services provided by third parties, which in 2015 represented 41.0% of our cost of sales and 33.4% of our administrative expenses; and inputs (including raw materials), which in 2015 represented 15.4% of our cost of sales. For a breakdown of our cost of sales and administrative expenses, see note 26 to our audited annual consolidated financial statements included in this annual report.

Our cost of labor is influenced by, among other factors, the number of our employees, as well as inflation, competition we face for personnel in each of our business segments and the availability of qualified candidates. From 2013 to 2014 our personnel charges increased by 22.1% and from 2014 to 2015 our personnel charges increased by 14.2%. Services provided by third parties include: subcontracting in our E&C segment, such as carpentry work; advisory and consultancy work, including external audit and legal services; and renting of equipment. From 2013 to 2014 our costs related to services provided by third parties increased by 38.5% and from 2014 to 2015 our costs related to services provided by third parties increased by 38.9%. The principal inputs we use are fuel, cement and steel, which in the aggregate represented a majority of our total input costs in 2015. Our costs for these inputs are affected by, among other factors, the growth of our operations, market prices, including global prices in the case of fuel, and transportation costs. We do not have long-term contracts for the supply of our key inputs. From 2013 to 2014, our input costs increased by 1.1% and from 2014 to 2015, our input costs decreased by 4.7%.

Acquisitions

We acquired a 75.0% interest in CAM in February 2011 for US$10.8 million, after post-closing adjustments. In 2011, as a result of the excess over fair value of the assets and liabilities we acquired in the CAM acquisition over the consideration paid, we recognized a gain of S/.45.2 million, which is reflected in “gain from business combination.” In 2012, 2013, 2014 and 2015, we reversed provisions amounting to S/.68.0 million, S/.13.7 million, S/.9.4 million and S/.7.8 million, respectively, relating to labor and tax contingencies and trade liabilities that we had reflected on our balance sheet in connection with the CAM acquisition because we determined that the underlying contingencies and liabilities had become remote, expired or been resolved; these reversals are reflected under “other income (expenses).” For further information, see notes 28 and 32 to our audited annual consolidated financial statements included in this annual report.

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

In August 2013, we acquired an 86.0% interest in DSD Construcciones y Montajes for US$37.2 million. DSD Construcciones y Montajes is an entity headquartered in Chile whose main business activities are electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants in Chile and Latin America. This acquisition is part of our plan to increase our presence in markets that present high growth potential, such as Chile, and in attractive industries, such as energy and mining. Accordingly, DSD Construcciones y Montajes results are only reflected in our results of operations for four months in 2013 and for the full year in 2014 and 2015. In 2015, Vial y Vives—DSD represented 7.5% of our consolidated revenues, while it caused a decrease of 2.2% in our consolidated gross profit and of 20.8% of our consolidated operating income.

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

In December 2014, we acquired a 70% interest in Morelco for S/.277.1 million (US$93.7 million). Morelco is an engineering and construction company focused in the Colombian oil and gas and other energy sectors. This transaction represents our first acquisition in Colombia, which is a key part of our international strategy. The results of Morelco are included in our results of operations beginning in January 2015. In 2015, Morelco represented 8.1% of our consolidated revenues, 11.3% of our consolidated gross profit and 15.3% of our consolidated operating income.

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

In September 2015, we acquired a 20% participation in the shareholder´s equity of Gasoducto Sur Peruano, the concessionaire of the southern gas pipeline project for a total of US$215 million. In addition, our subsidiary GyM S.A. participates with a 29% stake in the construction consortium for this project, which represented approximately US$1.0 billion of our backlog as of December 31, 2015.

In August 2015, we acquired 44% of Adexus S.A., an information technology firm in Chile, for an approximate value of US$13.8 million (S/. 44.1 million). In January 2016 we acquired an additional 8% stake in Adexus for an approximate value of US$ 2.5 million.

Cyclicality

Our Engineering and Construction segment is cyclical as a result of being closely linked to the conditions, performance and growth of the end-markets we serve, which include, among others, the mining, power, oil and gas, transportation, real estate and other infrastructure sectors in Peru, as well as the mining sector in Chile and, the energy sector in Colombia. These industries tend to be cyclical in nature and tend to be affected by factors such as macroeconomic conditions, climate conditions, the level of private and public investment, the availability of credit, changes in laws and regulations and political and social stability. As a result, although downturns impact our entire company, our Engineering and Construction segment has historically been subject to periods of very high and low demand. For example, between 2000 and 2003, there was a significant decline in activity in the Peruvian real estate and construction sectors, which consequently affected our and our competitors’ business and financial performance during that time. The mining and oil and gas sectors, in particular, are also driven by worldwide demand for the underlying commodities, including, among others, silver, gold, copper, oil and gas, which can be affected by such other factors as global economic conditions and geopolitical affairs. Furthermore, prevailing prices and expectations about future prices for minerals or oil and gas, costs of exploration, production and delivery of product and similar factors can have a significant impact on our clients’ exploration and production activities and, as a result, on their demand for our engineering and construction services.

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

Internal Control over Financial Reporting

In 2015, we identified a material weakness regarding our internal control over financial reporting. For more information, see “Item 3. Key Information— D. Risk Factors —We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal control or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.” and “Item 15. Controls and Procedures”.

Engineering and Construction

The principal driver of our E&C results is economic growth in Peru, particularly private and public investment in the country’s mining, power, oil and gas, transportation, real estate and other infrastructure sectors. See “—Peruvian and Chilean Economic Conditions.”

Appropriate pricing and budgeting of our engineering and construction projects is also key to our results of operations in our E&C segment and can be affected by such factors as competition, direct negotiations with clients as opposed to competitive bidding processes, the accuracy of our estimation of project costs and unexpected cost overruns. The types of contracts in this segment consist of cost-plus fee, unit price, lump-sum and EPC contracts. For a description of our E&C contracts, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts.” The nature of our contractual arrangements can affect our margins, both because, depending on the type of contract, the burden of cost overruns may be placed on the client or on us, and because certain contractual arrangements tend to have lower gross margins. For the years from 2013 to 2015, our E&C segment has trended towards contractual arrangements that pose less risk for us (i.e., cost—plus fee and, to a lesser extent, unit price), which provide more stability to our results but lower gross margins. The types of contractual arrangements we enter into in our E&C segment vary significantly from period to period.

During 2015, we suffered losses of S/. 138.2 million from a dispute with respect to an E&C contract with Hochschild Mining for the Inmaculada mining project, which affected our operating results. The dispute was terminated in August 2015, and we expect no further losses to be incurred on account of this project. Additionally, we incurred losses for a total amount of S/. 59.7 million because of the cancellation of the El Nuble hydroelectric project, for which our subsidiary Vial y Vives was carrying on civil works in Chile. As a consequence of the cancellation of this project, we also wrote down US$155 million of our consolidated backlog. We expect no further losses to be incurred on account of this project.

Delays in obtaining payments from our E&C clients during 2015, in particular in the mining sector, have increased financing needs for working capital. We managed to stabilize working capital requirements by the end of 2015.

Infrastructure

Traffic and Fees for Toll Roads

The majority of our toll roads revenues derive from the Norvial concession. Unlike our other toll road concessions, our revenues from the Norvial concession depend on traffic volume. Traffic volume on the Norvial road increased 2.4% from 2013 to 2014 and 6.6% from 2014 to 2015 (based on vehicle equivalents, as defined in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial”) and such increases are largely driven by economic activity levels in Peru. For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that takes into account the nuevo sol/U.S. dollar exchange rate and Peruvian and United States inflation. Under our Survial and Canchaque road concessions, our revenues consist of annual fees paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the roads, which can vary depending on the amount of road maintenance required due to road wear and tear.

Under the Norvial concession, we are required to expand certain stretches of the highway, by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage started on April 2014 and is expected to be completed in the third quarter of 2016. We estimate that Norvial’s capital investment for the second stage will be approximately US$100 million.

On August 8, 2013, we obtained a 40-year term concession for designing, financing, building, operating and maintaining the infrastructure associated with the Vía Expresa Sur project. This project involves the second stage expansion of the Via Expresa—Paseo de la República, between Av. República de Panamá and Panamericana highway. The estimated investment in this concession is expected to be US$196.8 million. The contract gives us the right to charge public service users according to a pre-defined price list; however, the grantor (government) has agreed to pay the difference if the revenues generated during the operation stage are lower than US$18 million in the first two years and US$19.7 million from the third year until the fifteenth year. Revenue for the construction activities and other initial activities are accounted for as a financial asset for the portion that the government guarantees, and as an intangible for the unguaranteed investment. The project is expected to be in operation by the end of 2018.

Mass Transit

We generate revenue from our Lima Metro concession based on kilometers travelled per train, with the fee per kilometer, the number of trains required to be in operation and the number of kilometers that we are required to travel established by the terms of the concession. Our revenues do not depend on passenger traffic volume. Our results in this concession between 2013 and 2015 were influenced by the timely acquisition, set up, reliability and proper operation of our trains as well as by the timing of the government’s completion of the 12.1 kilometer second stretch of Line One. In 2013, we generated losses as a result of delays in the start of operations of new trains, which was postponed because of delays in approvals from the Ministry of Transportation. However, during the fourth quarter of 2013, with a larger quantity of trains in operation, our results improved and generated operating profits for the year. We currently have all 24 trains in operation (including two backup trains). In addition, the second tranche of Line One was completed in the third quarter of 2014. As of December 31, 2015, GyM Ferrovías has spent a total of US$195.5 million in capital expenditures in connection with the Lima Metro.

Energy

A part of the revenues in our Infrastructure segment depends on global prices for oil. Under our hydrocarbon extraction service contracts, we are entitled to a variable fee, which is based on the level of production of each field and a basket of international crude oil prices. Under our licensing contracts, we acquire the extracted hydrocarbons and pay royalties, which are also based on a basket of international crude prices and the level of production. Historically, oil prices have been volatile and are likely to be volatile again in the future. During 2013, 2014, and 2015 average Brent crude prices were approximately US$108.64, US$99.02, and US$52.46 per barrel and the average fee we received in these years was US$84.99, US$77.33 and US$43.35 per barrel of extracted oil, respectively. As of April 14th, 2016, the Brent crude price was approximately US$42.82 per barrel and our fee was approximately US$40.53 per barrel of extracted oil. Because our activities are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, approximately 100 years in the case of Block III, approximately 95 years in the case of Block IV and for over 50 in the case of years Block V, our oil production depends primarily on the level of our drilling and production activities.

Our Pariñas gas processing plant has a long-term delivery and gas processing and fractionation contract with Empresa Eléctrica de Piura S.A. (“EEPSA”), a thermal power generation subsidiary of the Endesa group. Under this contract, EEPSA delivers natural gas that it purchases from onshore and offshore gas producers in the Talara area. We are responsible for all operating costs of the gas processing plant but are entitled to keep revenues from the sale of all resulting natural gas liquids to third parties after delivery of all dry gas and payment of a variable royalty to EEPSA. Approximately 75% of the total volume of natural gas processed by our Pariñas gas processing plant depend upon gas volumes demanded by EEPSA for its gas-fired turbines, which can vary significantly. The other 25% of the volume of natural gas is extracted from our Block I. Prices for natural gas liquids can also fluctuate significantly and are affected by market prices for crude oil. We processed 18.1 MMcf per day during 2013, 27.3 MMcf per day during 2014, and 31.67 MMcf per day during 2015. These volumes vary per month and depend upon the power dispatch curve of EEPSA among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by EEPSA are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher.

In connection with our fuel storage terminal business, under three operation contracts with Petroperu, we receive revenues related to monthly reserved volume in storage tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). These fees are adjusted annually to account for U.S. inflation. Our fuel storage activities in the North and Central terminals are carried out under 20-year contracts, which expire in 2034; however, our contract for the operation of the South terminals expires in August 2017.

Awarding and Timing of Infrastructure Concessions and Government Contracts

The results of operations of our Infrastructure segment are affected by our ability to win new concessions and government contracts, which depend in part on government policies and our ability to compete effectively. As of December 31, 2015, we have seven concessions as well as long-term government contracts in this segment, including the concession for Via Expresa Sur, the terms of which was agreed in August 2013 and the concession for Chavimochic, which was agreed in May 2014. Joint operations in which we participate have been awarded one additional concession for Via Expresa Javier Prado for the expansion of another major highway within the city of

Lima and we are currently providing information requested by the Peruvian Ministry of Economy and Finance prior to the project’s approval. We believe this concession will increase the results of operations of our Infrastructure segment. However, we cannot assure you that we will be able to negotiate this contract on favorable terms or at all. In addition, our government contract to operate the South fuel storage terminal is scheduled to expire in August 2017, and we cannot assure you that it will be extended or renewed on favorable terms or at all. A consortium led by Odebrecht Latinvest, in which we acquired a 20% stake in September 2015, was awarded the concession for the southern gas pipeline project in July 2014, which includes the design, financing, engineering and procurement, and the operation and maintenance of the project until 2048. The southern gas pipeline is scheduled to begin operations in 2018.

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

Real Estate

The results of operations of our Real Estate segment are driven by the number of units we develop and deliver in a reporting period, our mix of unit sales (affordable housing versus housing), unit prices, land purchase prices and our costs of construction. These results are also affected by a number of factors that may impact the Peruvian real estate sector as a whole, including: the availability of government subsidies for affordable housing; prices of suitable land in particular areas; regulation of real estate development imposed by national, regional and local laws and regulators, and the time required to obtain applicable construction permits and licenses; the unemployment rate and wage levels; prevailing interest rates and availability of financing; the supply in the market; the level of customer interest in our new projects; and our costs, such as the price of labor, materials, insurance, taxes and other public charges. We delivered 1,757, 831 and 835 units in 2013, 2014 and 2015, respectively.

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

Our results in the operation and maintenance of infrastructure assets depend on our ability to obtain contracts from the government or infrastructure concessionaires, such as those in our Infrastructure segment, which depend on government policies and our ability to compete effectively. We obtained three public-sector road contracts at the end of 2010 as well as three new public-sector road contracts at the end of 2012; however, two public sector road contracts expired in December 2012 and were not renewed until May and June, respectively, of 2013, and, as a result, impacted our results of operations during 2013. We had one of the contracts with a regional government terminated in 2014, which impacted our results of operations for the year. In 2015, we obtained four different contracts with Provías Nacional (Sullana, La Merced, Iacapal and Bappo). We typically obtain higher revenues from these contracts during the commencement of services as we bring the road to proper operating condition, and lower revenues at the end of the contract term as services wind down.

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

Estimated Impairment of Goodwill and Other Intangible Assets with Indefinite Useful Life

Impairment reviews are undertaken annually or more frequently if there is a triggering event, to determine if goodwill arising from business acquisitions and other intangible assets with indefinite useful life have suffered any impairment, in accordance with the policy described in note 2.15 (a) to our audited annual consolidated financial statements included in this annual report. For this purpose, goodwill is attributed to the different cash-generating units to which it relates, while other intangible assets with indefinite useful life are assessed individually. The recoverable amounts of the cash-generating units and of other intangible assets with indefinite useful life have been determined based on the higher of: (i) their value-in-use and (ii) their fair value less costs of sale. This evaluation requires the exercise of our management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including the preparation of future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

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

The most significant assumptions are: revenue, gross margin, growth rate and discount rate which are included in note 17 of our audited annual consolidated financial statements included in this annual report. We have performed a sensitivity analysis, increasing or decreasing the assumptions of gross margin, discount rate and revenue by 10%, with all the other variables held constant, which is included below:

a.	Gross Margin: Our fair value is above its carrying amount and, if the gross margin were adjusted down by 10%, the fair value would be 26.04% higher than the carrying amount and, if the gross margin were adjusted up by 10%, the fair value would be 88.26% higher than carrying amount. Therefore our businesses would still be greater than the carrying amount even under a significant decline in our gross margin and we would not need to impair our goodwill.

b.	Discount Rate: Our fair value is significantly above its carrying amount and, if the discount rate were adjusted down by 10%, the fair value would be 76.64% higher than the carrying amount, and if the discount rate were adjusted up by 10%, the fair value would be 39.42% higher than carrying amount. Therefore our businesses would still be greater than the carrying amount even under a significant upward adjustment to the discount rate in value and we would not need to impair our goodwill.

c.	The group would have recorded a provision for impairment of goodwill resulting from the Engineering and Construction cash generation unit.

d.	In 2014, if gross margin had been 10% less than management’s estimates, the group would have recorded a provision for impairment of goodwill resulting from the cash generation unit of IT goods and services.

As a result of our sensitivity analysis, provisions for impairment of goodwill and/or trademarks would have not been necessary to be recorded under any other scenarios.

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

Our maximum exposure related to tax contingencies amounts to S/.37.9 million (US$11.1 million).

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

Contract revenue is recognized as revenue in the income statement in the accounting periods in which the work is performed. Contract costs are recognized as cost of sales in the income statement in the accounting period in which the work to which they relate is performed. However, any expected and probable excess of total contract costs over total contract revenue for the contract is expensed immediately. Furthermore, any changes in contract estimates are recognized as a change in accounting estimates and recognized in the period the change is made and in future periods as applicable. In certain construction contracts, the terms of these agreements allow for an amount to be withheld by the customers until construction has been completed. Under these contracts the full amount may not be recognized until the next operating cycle. As of December 31, 2013, 2014 and 2015, a sensitivity analysis was performed considering a 10% increase/decrease in our gross margins as follows:

	2013	2014	2015
Sales	3,820,393	4,749,159	5,513,655
Gross profit	465,973	412,771	203,652
%	12.20	8.69	3.69

Increase 10%	13.42	9.56	4.06

Increase in profit before taxes	46,597	41,249	20,198

	512,570	454,020	223,850

	2013	2014	2015
Decrease 10%	10.98	7.82	3.32

Decrease in profit before taxes	(46,597)	(41,387)	(20,198)

	419,376	371,384	183.454

Provision for Well Closure Costs

We estimate the present value of our future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of “intangibles” in our statement of financial position. The discount pre-tax rate used for the present value calculation was 2.09% based on the 7 year bond rate as of December 2015 (2.17% based on the 10 year bond rate as of December 2014). As of December 31, 2015 the present value of the estimated provision for closure activities for 78 wells amounted to S/. 7.3 million (S/.7.2 million as of December 31, 2014 for closure activities for 78 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from revisions of either the date of occurrence or the amount of the present value of the obligations originally estimated.

If, at December 31, 2015 and 2014, the estimated rate would have increased or decreased by 10%, with all variables held constant, the impact on pre-tax profit would have not been significant.

During 2015, the Company recorded a provision amounting to S/0.1 million to reflect the estimated obligation to close productive wells included in the service agreements for Blocks I and V (S/2.7 million in 2014). The provision for Blocks III and IV at December 31, 2015 is nil because at year-end 2015 there was no available information regarding the number of wells required to be closed.

Critical Judgments in Applying Accounting Policies

Consolidation of Entities in Which We Holds Less Than 50%

We own certain direct and indirect subsidiaries that we control even though we have less than 50% of the voting rights. These are mainly related to indirect subsidiaries in our Real Estate segment that are owned through Viva GyM, where, even though we hold an interest between 30% and 50%, we have the power to affect the relevant activities that mostly impact such subsidiaries’ returns. Additionally, we have de facto control of Promotora Larcomar S.A. in which we hold 46.6% of equity interest, considering the fact that the ownership of the other 53.5% is disperse.

New Accounting Pronouncements, Amendments and Interpretations

New standards, amendments and interpretations adopted by us in 2015

We used for the first time the following IFRS and amendments to IFRS in the preparation of our financial statements for 2015:

●	IFRS annual improvements for 2010-2012 and 2011-2013 cycles.

●	Defined Benefit Plans: Employee contributions – amendment to IAS 19, ‘Employee Benefits’.

Adoption of annual improvement for the 2010-2012 and 2011-2013 cycles have only required additional minor disclosures. These improvements have not had a significant impact on the current and prior years and they are not likely to affect future periods.

New standards and amendments and interpretations effective for the financial statements for annual periods beginning on or after January 1, 2016 not yet adopted

The following new standards and amendments and interpretations effective for the financial statements for annual periods beginning on or after January 1, 2016 have not yet adopted by the group, and have not been applied in preparing the consolidated financial statements included in this annual report:

●	IFRS 9, ‘Financial instruments,’ addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2015. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments.

●

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through Other Comprehensive Income and fair value through Profit and Loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in Other Comprehensive Income not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. We are assessing the impact of this new standard.

●	IFRS 15, ‘Revenue from contracts with customers’. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. The newly issued standard introduces a five-step process for revenue recognition, as follows: (i) identifying the contract with a customer, (ii) identifying separate performance obligation, (iii) determining the transaction price, (iv) allocate the transaction price to the separate performance obligations and (v) Recognize Revenue When (or as) Performance Obligations Are Satisfied. The application of IFRS 15 may have an effect on the timing and amount of revenue recognition as well as on the business processes, systems and internal controls that may require changes for adequately meeting the new requirements. Entities have the option of a full retrospective application and a retrospective application with additional disclosures. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. We are assessing the impact of IFRS 15, and is not expected to have a significant impact on revenue recognition. We are considering transition options established for IFRS 15 and the effect on the current contracts signed with the other subsidiaries.

●	Amendments to IFRS 11, ‘Joint arrangements’. The amendments to IFRS 11 clarify the accounting for the acquisition of an interest in a joint operation where the activities of the operation constitute a business. They require an investor to apply the principles of business combination accounting (NIIF 3) when it acquires an interest in a joint operation that constitutes a business. This includes: (i) measuring identifiable assets and liabilities at fair value, (ii) expensing acquisition-related costs, (iii) recognizing deferred tax, and (iv) recognizing the residual as goodwill, and testing this for impairment annually. Existing interests in the joint operation are not remeasured on acquisition of an additional interest, provided joint control is maintained. The amendments also apply when a joint operation is formed and an existing business is contributed.

●	IAS 1 ‘Presentation of financial statements’ disclosure initiative. The amendments to IAS 1 Presentation of Financial Statements are made in the context of the IASB’s Disclosure Initiative, which explores how financial statement disclosures can be improved. The amendments provide clarifications on a number of issues, including:

●	Materiality: an entity should not aggregate or disaggregate information in a manner that obscures useful information. Where items are material, sufficient information must be provided to explain the impact on the financial position or performance.

●	Disaggregation and subtotals: line items specified in IAS 1 may need to be disaggregated where this is relevant to an understanding of the entity’s financial position or performance. There is also new guidance on the use of subtotals.

●	OCI arising from investments accounted for under the equity method: The amendments require that the share of other comprehensive income arising from investments accounted for under the equity method is grouped based on whether the items will or will not subsequently be reclassified to profit or loss. Each group should then be presented as a single line item in the statement of other comprehensive income.

●	Notes: confirmation that the notes do not need to be presented in a particular order.

●

IFRS 16 ‘Leases’. On January 13, 2016, IFRS 16, ‘Leases’ (IFRS 16) was issued replacing the current guidance (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related standards). IFRS 16 introduces a new definition of a lease and a new accounting model that will have a material impact on lessees. As a result of the new accounting treatment, an entity is required to recognize in the statement of financial position, at the inception of the lease, an asset for the right of use of the leased asset and a liability for the obligations to make future contractual payments. At initial recognition, the asset and liability will be measured at the present value of the minimum lease payment under contract. As a result of this change, a large number of leases classified as “operating leases” under the current standards will be shown on the face of the statement of financial position from the inception of the lease. This new accounting model is applicable to all contracts qualifying as leases, excepted for those contracts with an effective period of less than 12 months (considering in that determination the likelihood of contract extension) and lease contracts of assets that are considered immaterial. The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied.

We are currently evaluating the impact these standards may have on the preparation of our financial statements. There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on our financial statements.

Results of Operations

General

Accounting for Subsidiaries, Joint Operations and Associated Companies

Results of our subsidiaries, joint operations and associated companies are reflected in our financial results. We refer to our subsidiaries as those entities over which we exercise control, principally GyM, Stracon GyM, Morelco, GMP, GMD and Concar. We consolidate the results of our subsidiaries in our financial statements and we reflect the profit corresponding to the minority interests in our subsidiaries under “profit attributable to non-controlling interests” in our income statement. We refer to business activities in which we share control with unrelated entities as joint operations. Our joint operations are conducted through an agreement with a third party to carry out specific projects. We contribute our assets to these projects and derive revenue from their use. In our financial statements we recognize, in relation to our interest in a joint operation, our assets and liabilities, including our share of any asset or liability we hold jointly with our partner, as well as our share of revenue and expense from the joint operation. Our principal joint operations are Consorcio Terminales, Consorcio Constructor Chavimochic and Concesionaria La Chira. We refer to our associated companies as those entities over which we have significant influence but do not control. We reflect the results of our associated companies of which the principal are Promoción Inmobiliaria del Sur S.A, Bechtel V&V and Panorama Plaza Negocios S.A., under the equity method of accounting in our financial statements under the line item “share of the profit and loss in associates” in our income statement. For further information, see note 2.2 to our audited annual consolidated financial statements included in this annual report.

Intersegment Transactions

Some of our segments from time to time provide services to our other segments. In 2015, we obtained 5.3% of the revenues in our E&C segment from the construction of La Chira waste water treatment plant for our Infrastructure segment and the construction of real estate for our Real Estate segment; 28.2% of the revenues in our operation and maintenance of infrastructure assets line of business derived from services provided to Norvial, Survial, Canchaque and the Lima Metro; and 14.4% of the revenues in our IT services line of business derived from IT and outsourcing services provided to several of our other lines of businesses. Accordingly, in such circumstances, the segment providing services recognizes revenues and the segment receiving such services recognizes costs of sales relating to the services provided. For example, in the case of La Chira, in which our E&C segment provides services to our Infrastructure segment, our E&C segment recognizes revenues and our Infrastructure segment recognizes costs of sales with respect to the fees charged by our E&C segment for those services. In consolidation, these intersegment revenues and cost of sales are eliminated in our financial results. Nonetheless, our Infrastructure segment, in particular, may recognize gross profits or losses based on the difference between the fees the segment charges in accordance with concession terms and costs it incurs relating to services provided by our other segments. For more information on our segments, see note 6 to our audited annual consolidated financial statements.

Engineering and Construction

We obtain revenues in our E&C segment from the engineering and construction services we provide to our clients, which we recognize under the percentage-of-completion method of accounting. For further information, see note 2.25 to our audited annual consolidated financial statements included in this annual report. We receive unrestricted client advances in a substantial majority of our E&C projects, on average equal to approximately 10% of the contract price, which we record as an account payable. We typically invoice our clients on a periodic basis as each project progresses, deducting from the related advances on a proportional basis. For further information, see note 21 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in our E&C segment includes labor, subcontractor expenses, materials, equipment, and project-specific general expenses.

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

(2)            Mass Transit: We obtain revenues from our Lima Metro concession based on a tariff per kilometer traveled by our trains in operation in accordance with a schedule established in our concession agreement, which we recognize in the period in which the services are performed. Under the concession, the tariff is comprised of three components: (i) fees related to our operation and maintenance services; (ii) fees related to the Peruvian government’s repayment of the amounts we invest to purchase trains and other infrastructure for the Peruvian government; and (iii) fees related to interest we charge the Peruvian government in connection with the amounts we invest to purchase such trains and other infrastructure. In 2015, the fees related to items (i), (ii) and (iii) were S/.164.02 million, S/.0.0 million and S/.42.7 million, respectively. We only recognize in our income statement the portion of the tariff that relates to items (i) and (iii). We record the amounts paid by us that relate to item (ii) as long-term accounts receivables from the Peruvian government. Accordingly, tariff payments received relating to item (ii) reduce our accounts receivables but do not impact our income statement, and we do not amortize our investments in our income statement as our investment in the concession is recorded as an account receivable with the government rather than a depreciable investment. For further information, see note 10 to our audited annual consolidated financial statements included in this annual report. Cost of sales for the Lima Metro include fees paid to third parties (primarily our E&C segment, our subsidiary Concar and other subcontractors) for construction and operation and maintenance services, energy, and our financing costs related to the purchase of trains.

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

(4)            Energy: We obtain revenues from extraction services and license contracts related to oil and gas production, fuel storage services, and the sale of natural gas liquids derived from our gas processing and fractionation services, which we recognize in the period in which the services are performed and, in the case of sale of natural gas liquids, when the sale is made. Cost of sales for our energy line of business includes labor, materials, amortization of oil wells, depreciation of the gas plant, maintenance and general expenses.

Real Estate

We obtain revenues in our Real Estate segment from sales of affordable housing and housing units, commercial buildings and land parcels, which we recognize at the time of delivery of the unit or building and, in the case of land parcels, at the time of the sale. We typically pre-sell our affordable housing and housing units prior to and during construction, and use the related proceeds we receive to finance the construction of the units. These pre-sale funds are restricted and released from escrow to us periodically as construction progresses. Our Real Estate cost of sales includes the cost to purchase land, costs of architectural design and construction (which usually includes payments to third parties, primarily our E&C segment), licensing and permit costs, personnel costs, and fees to third parties related to sanitation or electrical engineering. In 2015, our cost of land that is allocated to units delivered during these periods amounted to S/.20.3 million. We recognize land purchases as inventory, and, accordingly, do not mark-to-market the value of our land for changes in fair value. For further information, see note 14 to our audited annual consolidated financial statements included in this annual report.

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

Technical Services

In our Technical Services segment, we recognize revenues and cost of sales as follows:

(1)            Operation and Maintenance of Infrastructure Assets: We obtain revenues from our operation and maintenance of infrastructure assets line of business for the operation and maintenance services we provide to the government and concessionaires (currently concessions within our Infrastructure segment), which we recognize in the period in which the services are performed. We receive unrestricted advances with respect to our service contracts with the government, that vary from approximately 10% to 30% of the contract price, which we record as an account payable. We typically invoice our clients on a periodic basis as the project progresses, deducting from the related advances on a proportional basis. For further information, see note 21 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in this line of business includes personnel costs, services provided by third parties, machinery and other materials (primarily trucks), and depreciation of equipment utilized to provide services.

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

Comparison of Results of Operations of 2014 and 2015

The following table sets forth the components of our consolidated income statement for 2014 and 2015.

	Year ended December 31,
	2014	2015	Variation
	(in millions of S/.)%
Revenues	7,008.7	7,832.4	11.8
Cost of sales	(6,057.1)	(7,129.6)	17.7

Gross profit	951.6	702.8	(26.1)
Administrative expenses	(421.4)	(413.4)	(2.0)
Other income (expenses)	15.2	57.3	271.1
Other (losses) gains, net	(0.1)	(0.1)	NM
Profit from sale of investments	0.0	8.3	NM

Operating profit	545.3	338.4	(37.9)
Financial (expense) income, net	(91.4)	(138.7)	51.8
Share of profit and loss in associates	53.4	17.6	(67.0)

Profit before income tax	507.4	217.3	(57.2)
Income tax	(146.2)	(75.6)	(48.3)

Net profit	361.2	141.7	(60.8)
Net profit attributable to controlling interest	299.7	88.1	(70.6)
Net profit attributable to non-controlling interest	61.5	53.6	(12.8)

Revenues

Our total revenues increased by 11.8%, or S/. 823 million, from S/.7,008.7 million for 2014 to S/.7,832.4 million for 2015. This increase was due mainly to growth in our E&C segment, primarily due to the acquisition of Morelco in December 2014 and the increase in electromechanic construction and contract mining services activities, and in our Infrastructure segment, primarily due to higher revenues of Norvial, the increase of trains in operation in the Lima Metro, and the commencement of operations in Blocks III and IV in April 2015 in GMP.

The following table sets forth a breakdown of our revenues by segment for 2014 and 2015.

	Year ended December 31,
	2014		2015		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%

Engineering and Construction	5,035.7	71.8	5,841.6	74.6	16.0
Infrastructure	884.8	12.6	1,023.1	13.1	15.6
Real Estate	224.6	3.2	215.8	2.8	(3.9)
Technical Services	1,208.2	17.2	1,152.5	14.7	(4.6)
Corporate	53.2	0.8	70.5	0.9	32.5
Eliminations	(397.7)	(5.7)	(471.1)	(6.0)	18.4

Total	7,008.8	100.0	7,832.4	100.0	11.8

Cost of Sales

Our total cost of sales increased by 17.7%, or S/.1,072.5 million, S/.6,057.1 million for 2014 to S/.7,129.6 million for 2015. This increase was related to the growth in our revenues as well as in our E&C segment, an increase in cost in certain civil construction projects, losses incurred from a dispute with respect to an E&C contract with Hochschild Mining for the Inmaculada mining project and losses incurred because of the cancellation of the El Nuble hydroelectric project, for which our subsidiary Vial y Vives was carrying on civil works in Chile.

Gross Profit

Our gross profit decreased by 26.1%, or S/.248.8 million, from S/.951.6 million for 2014 to S/.702.7 million for 2015. Our gross margin (i.e. gross profit as a percentage of revenues) for 2015 was 9.0% compared to 13.6% for 2014. This decrease in our gross margin was mainly due to lower gross margins in our E&C segment, primarily due to lower margins in certain civil construction projects and our Real Estate segment, primarily due to lower margins in the units delivered and the lower number of units.

The following table sets forth a breakdown of our gross profit by segment for 2014 and 2015.

	Year ended December 31,
	2014		2015		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%

Engineering and Construction	535.4	56.3	357.3	50.8	(33.3)
Infrastructure	245.6	25.8	193.1	27.5	(21.4)
Real Estate	62.4	6.6	51.8	7.4	(17.0)
Technical Services	142.3	15.0	178.3	25.4	25.3
Corporate	(7.6)	(0.8)	(7.0)	(1.0)	(7.9)
Eliminations	(26.5)	(2.8)	(70.6)	(10.0)	166.4

Total	951.6	100.0	702.8	100.0	(26.1)

Administrative Expenses

Our administrative expenses decreased by 2.0%, or S/.8.0 million, from S/.421.4 million for 2014 to S/.412.4 million for 2015, primarily due to the decrease of administrative expenses in the Technical Services segment, specifically in CAM and GMD. As a percentage of revenues, our administrative expenses decreased to 5.3% in 2015 from 6.0% in 2014.

Other Income (Expenses)

Our other income (expenses) increased S/.41.2 million, from S/.15.1 million for 2014 to S/.57.3 million for 2015. This increase was primarily due to an increase in our E&C segment, from a S/. 9.8 million loss to a S/.30.6 million profit as a result of a gain on the fair value of the liability for a put option related to the Morelco acquisition in 2014, the reversal of provisions in connection with the CAM acquisition, the dividends received from TGP and the sale of certain machinery and equipment.

Operating Profit

Our operating profit decreased 37.9% or S/.206.9 million, from S/.545.3 million for 2014 to S/.338.4 million for 2015. Our operating margin (i.e., operating profit as a percentage of revenues) was 4.3% for 2015 compared to 7.8% for 2014. This decrease is primarily due to the decrease in gross profit, partially offset by our decrease in administrative expenses and our increase in other income (expenses). The following table sets forth a breakdown of our operating profit by segment for 2014 and 2015.

The following table sets forth a breakdown of our operating profit by segment for 2014 and 2015.

	Year ended December 31,
	2014		2015		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%

Engineering and Construction	267.0	49.0	98.7	29.2	(63.1)
Infrastructure	201.9	37.0	155.2	45.9	(23.1)
Real Estate	40.5	7.4	33.0	9.8	(18.5)
Technical Services	25.7	4.7	70.3	20.8	173.5
Corporate	(21.0)	(3.9)	(25.8)	(7.6)	22.9
Eliminations	31.2	5.7	7.0	2.1	(77.5)

Total	545.3	100.0	338.4	100.0	(37.9)

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 6 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2014	2015	Variation
	(in millions of S/.)%
Revenue	5,035.7	5,841.6	16.0
Gross profit	535.4	357.3	(33.3)
Operating profit	267.0	98.7	(63.0)

Revenues. Our E&C revenues increased 16.0%, or S/.805.9 million, from S/.5,035.7 million for 2014 to S/.5,841.6 million for 2015, primarily due to the acquisition of Morelco in December 2014 and the growth in revenues in our electromechanic and contract mining activities.

The following describes variations in our E&C revenues by business activities, types of contracts and end-markets:

E&C Activities: For 2015, approximately 2.9%, 27.6%, 23.7%, 35.4% and 10.8% of our E&C revenues were derived from: engineering services; electromechanic construction; civil construction; contract mining; and building construction activities, respectively. For 2014, approximately 7.2%, 21.6%, 35.0%, 26.2% and 10.1% of our E&C revenues were derived from: engineering services; electromechanic construction; civil construction; contract mining; and building construction activities, respectively. For 2013, approximately 6.4%, 17.8%, 29.5%, 29.3% and 17.0% of our E&C revenues were derived from: engineering services; electromechanic construction; civil construction; contract mining; and building construction activities, respectively. Despite variations in the proportional weight of our various E&C activities, the revenues derived from most of our E&C activities increased in absolute terms during 2015, except for engineering services and civil construction, which decreased 58.3% and 32.1%, respectively. For a description of our E&C business activities, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Principal Engineering and Construction Activities”;

E&C Contracts: For 2015, approximately 28.1%, 49.2%, 10.9%, 9.0% and 3.0% of our E&C revenues were derived from: cost-plus fee; unit price; lump-sum; EPC contracts and other contracts, respectively. For 2014, approximately 43.9%, 29.5%, 11.4% and 15.3% of our E&C revenues were derived from: cost-plus fee; unit price; lump-sum; and EPC contracts, respectively. For 2013, approximately 53.0%, 30.9%, 7.3% and 8.8% of our E&C revenues were derived from: cost-plus fee; unit price; lump-sum; and EPC contracts, respectively. During 2015 we continued to derive significant revenues from unit price, cost-plus fee contracts and lump-sum contracts. For a description of our contractual arrangements, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts” and “—Factors Affecting our Results of Operations—Engineering and Construction”;

E&C End-Markets: For 2015, approximately 60.0%, 9.0%, 10.0%, 16.0%, 3.0%, 2.0% and 1.0%, of our E&C revenues were derived from: mining; real estate buildings; power; oil and gas; transportation; water and sewage; and other end-markets, respectively. For 2014, approximately 70.4%, 10.4%, 10.2%, 2.6%, 4.2%, 1.2% and 1.1%, of our E&C revenues were derived from: mining; real estate buildings; power; oil and gas; transportation; water and sewage; and other end-markets, respectively. For 2013, approximately 54.5%, 17.1%, 7.6%, 6.6%, 9.3%, 4.4% and 0.6%, of our E&C revenues were derived from: mining; real estate buildings; power; oil and gas; transportation; water and sewage; and other end-markets, respectively. During 2015 we experienced growth in the revenues from the oil and gas end-market. Revenues in 2015 derived from the real estate buildings, oil and gas, water and transportation end-markets decreased in comparison with 2014.

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit. Our E&C gross profit decreased 33.0%, or S/.178.1 million, from S/.535.4 million for 2014 to S/.357.3 million for 2015. Our E&C gross margin for 2015 was 6.1% compared to 10.6% for 2014. This decrease in E&C gross margin was primarily due to lower margins in two civil construction projects as a result of higher than expected costs.

Operating Profit. Our E&C operating profit decreased 63.0%, or S/.168.3 million, from S/.267.0 million for 2014 to S/.98.7 million for 2015. Our E&C administrative expenses decreased 12.0%, or S/.30.6 million, which resulted in administrative expenses as a percentage of revenues of 4.9% for 2015 compared to 5.1% for 2014, due mainly to a decrease in the administrative expenses of GyM. Our E&C operating margin for 2015 was 1.7% compared to 5.3% for 2014.

In addition, our E&C segment had S/.12.9 million in profit from minority interests held by Vial y Vives in several of its projects undertaken in 2015 in Chile, as well as the minority participation of GyM in Viva GyM reflected under “share of profit and loss in associates” in our audited annual consolidated financial statements.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2014	2015	Variation
	(in millions of S/.)%
Revenue	884.8	1,023.2	15.6
Gross profit	245.6	193.1	(21.4)
Operating profit	201.9	155.2	(23.1)

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2014	2015	Variation
	(in millions of S/.)%
Toll Roads	338.2	394.5	16.6
Mass Transit	167.0	211.3	26.5
Water Treatment	29.3	28.0	(4.4)
Energy	350.3	389.4	11.2

Total	884.8	1,023.2	15.6

Our Infrastructure revenues increased 15.6% or S/.138.3 million, from S/.884.8 million for 2014 to S/.1,023.2 million for 2015. The variation in our Infrastructure revenues principally reflected the following:

●	Toll Roads: a 16.6%, or S/.56.3 million, increase in revenues, from S/.338.2 million for 2014 to S/.394.5 million for 2015, primarily due to the recognition of the work progress for the second stage of the Norvial toll road partially offset by a decrease in revenues in Survial.;

●	Mass Transit: a 26.5%, or S/.44.3 million, increase in revenues, from S/.167.0 million for 2014 to S/.211.0 million for 2015, primarily due to the increase of trains in operation from 14 trains at the beginning of 2014 to 24 trains (including the backup trains) in September 2014;

●	Water Treatment: a 4.4%, or S/.1.3 million, decrease in revenues, from S/.29.3 million for 2014 to S/.28.0 million for 2015, primarily due to slower progress in the construction of the La Chira waste water treatment plant due to anomalous water movements; and

●	Energy: a 11.2%, or S/.39.1 million, increase in revenues, from S/.350.3 million for 2014 to S/.389.4 million for 2015, primarily due to a 65.8% growth in our barrel daily production (2,910 barrel daily production in 2015 versus 1,755 in 2014) resulting from the commencement of operations in Blocks III and IV in April 2015, despite a decrease in international oil prices (average price per basket of oils of US$52.4 bbl in 2015 versus US$97.1 bbl in 2014), in addition to higher processing levels at the our gas processing plant which increased from 27.6 MMcf per day in 2014 to 31.6 MMcf per day in 2015.

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2014	2015	Variation
	(in millions of S/.)%
Toll Roads	76.7	78.5	2.4
Mass Transit	42.1	48.8	15.9
Water Treatment	2.3	2.2	(4.6)
Energy	124.5	63.5	(49.1)

Total	245.6	193.0	(21.4)

Our Infrastructure gross profit decreased 21.4%, or S/.52.6 million, from S/.245.6 million for 2014 to S/.193.0 million for 2015. Our Infrastructure gross margin was 18.9% for 2015 compared to 27.8% for 2014. The variation in our Infrastructure gross profit principally reflected the following:

●	Toll Roads: a 2.4%, or S/.1.8 million, increase in gross profit, from S/.76.7 million for 2014 to S/.78.5 million for 2015. This increase was primarily due to the increase in revenues from Norvial, partially offset by a decrease in gross profit in Survial. Our Toll Roads gross margin was 19.9% for 2015 compared to 22.7% for 2014, primarily due to the recognition of revenues from construction activities in Norvial which have lower margins and impact the overall margins in Toll Roads;

●	Mass Transit: a 15.9%, or S/.6.7 million, increase in gross profit, from S/.42.1 million for 2014 to S/.48.8 million gross profit for 2015, primarily due to an increase in revenues, with the increase in trains in operation beginning in September 2014. Our Mass Transit gross margin for 2015 was 23.1% compared to 25.2% for 2014;

●	Water Treatment: a 4.6%, or S/.6.7 million, decrease in gross profit for 2015, from S/.2.3 million gross profit for 2014 to S/.2.2 million gross profit for 2015, primarily due to effects on our revenues derived from the deduction of construction costs. Our Water Treatment gross margin was 7.9% for 2015 compared to 7.9% for 2014; and

●	Energy: a 49%, or S/.61.0 million, decrease in gross profit, from S/.124.5 million for 2014 to S/.63.5 million for 2015, primarily due to lower fees resulting from the decrease of international oil prices. Our Energy gross margin was 16.3% for 2015 compared to 35.5% for 2014.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2014	2015	Variation
	(in millions of S/.)%
Toll Roads	68.7	68.3	(0.6)
Mass Transit	27.4	38.3	39.8
Water Treatment	2.0	1.9	(5.0)
Energy	103.8	46.7	(55.1)

Total	201.9	155.2	(23.1)

Our Infrastructure operating profit decreased 23.1%, or S/.46.7 million, from S/.201.9 million for 2014 to S/.155.2 million for 2015. Our Infrastructure operating margin was 15.2% for 2015 compared to 22.8% for 2014. The variation in our Infrastructure operating profit principally reflected the following:

●	Toll Roads: a 0.6%, or S/.0.4 million, decrease in operating profit, from S/.68.7 million for 2014 to S/.68.3 million for 2015, primarily due to the decrease in gross profit in Survial. Our Toll Roads operating margin was 17.3% for 2015 compared to 20.3% for 2014, primarily due to the recognition of revenues from construction activities in Norvial which have lower margins and impact the overall margins in Toll Roads;

●	Mass Transit: a 39.8%, or S/.10.9 million, increase in operating profit, from an operating profit of S/.27.4 million for 2014 to S/.38.3 million for 2015, primarily due to the increase in gross profit. Our Mass Transit operating margin for 2015 was 18.1 % compared to 16.4% for 2014;

●	Water Treatment: a 5.0%, or S/.0.1 million, decrease in operating profit, from an operating profit of S/.2.0 million for 2014 to S/.1.9 million for 2015, due to the decrease in gross profit. Our Water Treatment operating margin for 2015 was 6.8% compared to 6.8% for 2014; and

●	Energy: a 55.0%, or S/.57.1 million, decrease in operating profit, from S/.103.8 million for 2014 to S/.46.7 million for 2015, primarily due to the decrease in gross profit. Our Energy operating margin was 12.0% for 2015 compared to 29.6% for 2014.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2014	2015	Variation
	(in millions of S/.)%
Revenue	224.6	215.8	(3.9)
Gross profit	62.4	51.8	(17.0)
Operating profit	40.5	33.0	(18.5)

Revenues. Our Real Estate revenues decreased 3.9%, or S/.8.8 million, from S/.224.6 million for 2014 to S/.215.8 million for 2015. Even though the total units (housing plus affordable housing) delivered increased by 1.0%, the decrease in revenue was primarily due to a 29.2 % decrease in the number of housing units delivered, with 42 units delivered in 2015 compared to 59 units delivered in 2014.

Gross Profit. Our Real Estate gross profit decreased 17.0%, or S/.10.6 million, from S/.62.4 million for 2014 to S/.51.8 million for 2015, mainly as a result of lower margins in units delivered in 2015 compared to 2014, when more housing units with higher margins were delivered. Our Real Estate gross margin was 24.0% for 2015 compared to 27.8% for 2014.

Operating Profit. Our Real Estate operating profit decreased 18.5%, or S/.7.5 million, from S/.40.5 million for 2014 to S/.33.0 million for 2015, primarily as a result of the decrease in our Real Estate gross profit.

Technical Services

The table below sets forth selected financial information related to our Technical Services segment.

	Year ended December 31,
	2014	2015	Variation
	(in millions of S/.)%
Revenue	1,208.2	1,152.5	(4.6)
Gross profit	142.3	178.3	25.3
Operating profit	25.7	70.3	173.5

Revenues. The table below sets forth the breakdown of our Technical Services revenues by principal lines of business.

	Year ended December 31,
	2014	2015	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	364.4	334.8	(8.1)
IT Services	247.9	253.9	2.4
Electricity Networks Services	595.9	563.9	(5.4)

Total	1,208.2	1,152.5	(4.6)

Our Technical Services revenues decreased 4.6% or S/.55.6 million, from S/.1,208.2 million for 2014 to S/.1,152.5 million for 2015. The variation in our Technical Services revenues principally reflected the following:

●	Operation and Maintenance of Infrastructure Assets: a 8.1%, or S/.29.6 million, decrease in revenues, from S/.364.4 million for 2014 to S/.334.8 million for 2015, primarily due to lower revenues in the Red Vial 3 and Cora Cora projects;

●	IT Services: a 2.4%, or S/.6.0 million, increase in revenues, from S/.247.9 million for 2014 to S/.253.9 million for 2015, primarily as a result of the increase of 15.8% in IT outsourcing services revenues; and

●	Electricity Networks Services: a 5.4%, or S/.32 million, decrease in revenues, from S/.595.9 million for 2014 to S/.563.9 million for 2015, primarily due to lower revenues in the divisions of network construction and automation and telemetry.

Gross Profit. The table below sets forth the breakdown of our Technical Services gross profit by principal lines of business.

	Year ended December 31,
	2014	2015	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	8.2	61.1	648.0
IT Services	46.5	40.4	(13.1)
Electricity Networks Services	87.7	76.7	(12.6)

Total	142.3	178.2	25.2

Our Technical Services gross profit increased 25.2%, or S/.35.8 million, from S/.142.3 million for 2014 to S/.178.2 million for 2015. Our Technical Services gross margin was 15.5% for 2015 compared to 11.8% for 2014. The variation in our Technical Services gross profit principally reflected the following:

●	Operation and Maintenance of Infrastructure Assets: a 648.0%, or S/.52.9 million, increase in gross profit, from S/.8.2 million for 2014 to S/.61.1 million for 2015, primarily due to the execution of a new maintenance project for Survial as well as higher margins in the Cerro de Pasco-Tingo María project (22.3% in 2015 vs 17.1% in 2014). Our Operation and Maintenance of Infrastructure Assets gross margin was 18.3% for 2015 compared to 2.2% for 2014;

●	IT Services: a 13.1%, or S/.6.1 million, decrease in gross profit, from S/.46.5 million for 2014 to S/.40.4 million for 2015, primarily related to lower margins in systems integration and business processes outsourcing services. Our IT Services gross margin was 15.9% for 2015 compared to 18.7% for 2014; and

●	Electricity Networks Services: a 12.6%, or S/.11.0 million, decrease in gross profit, from S/.87.7 million for 2014 to S/.76.7 million for 2015, primarily due to lower margins in projects in Chile and Colombia and termination of certain contracts. Our Electricity Networks Services gross margin was 13.6% for 2015 compared to 14.7% for 2014.

Operating Profit. The table below sets forth the breakdown of our Technical Services operating profit by principal lines of business.

	Year ended December 31,
	2014	2015	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	(22.4)	34.0	N/M
IT Services	15.8	16.5	4.7
Electricity Networks Services	32.3	19.8	(38.7)

Total	25.7	70.3	173.7

Our Technical Services operating profit increased 173.7%, or S/.44.6 million, from S/.25.7 million for 2014 to S/.70.3 million for 2015. Our Technical Services operating margin for 2015 was 6.1% compared to 2.1% for 2014. The variation in our Technical Services operating profit principally reflected the following:

●	Operation and Maintenance of Infrastructure Assets: a S/.56.4 million increase in operating profit, from a S/.22.4 million loss for 2014 to a S/.34.0 million profit for 2015, primarily due to a higher gross profit and lower administrative expenses. Our Operation and Maintenance of Infrastructure Assets operating margin was 10.2% for 2015 compared to (6.1)% for 2014;

●	IT Services: a 4.7%, or S/.0.7 million, increase in operating profit, from S/.15.8 million for 2014 to S/.16.5 million for 2015, primarily due to lower administrative expenses. Our IT Services operating margin was 6.5% for 2015 compared to 6.4% for 2014; and

●	Electricity Networks Services: a 38.7%, or S/.12.5 million, decrease in operating profit, from S/.32.3 million for 2014 to S/.19.8 million for 2015, primarily due to lower margins in projects in Chile and Colombia and termination of certain contracts and lower reversal of provisions in 2015 (S/.9.4 million) than in 2014 (S/.7.8 million) in connection with the CAM acquisition which offset the increase in gross profit between the two periods. Our Electricity Network Services operating margin was 3.5% for 2015 compared to 5.4% for 2014.

Financial (Expense) Income, Net

Our net financial expense increased S/.47.3 million from net financial expenses of S/.91.4 million in 2014 to net financial expenses of S/.138.7 million in 2015. This increase is a consequence of the increase of the working capital debt in the E&C area throughout the year due to delays in obtaining payments from our E&C clients during 2015, in particular in the mining sector. Excluding foreign exchange differences, our net financial expense decreased 65.2%, or S/.30.7 million, from net financial expenses of S/.47.1 million for 2014 to net financial expenses of S/.16.4 million for 2015. Our net exchange difference decreased S/.20.0 million, from a loss of S/.44.3 million for 2014 to a loss of S/.24.3 million for 2015. This decrease is due to both the depreciation of the nuevo sol against the U.S. dollar from 2014 to 2015, partially offset by the replacement of dollar-denominated debt with nuevos soles denominated debt.

Share of Profit and Loss in Associates

Our share of profit and loss in associates decreased S/.35.8 million from a profit of S/.53.4 million in 2014 to a profit of S/.17.6 million in 2015. This decrease is primarily due to lower profits generated in projects where Vial y Vives –DSD, Viva GyM and CAM have minority participation and are not consolidated, partially offset by profits generated by Gasoducto Sur Peruano.

Income Tax

Our income tax decreased 48.3%, or S/.70.6 million, from S/.146.2 million for 2014 to S/.75.6 million for 2015. This decrease in income tax was primarily due to a decrease in profit before tax. Our effective tax rates for 2015 and 2014 were 34.8% and 28.8%, respectively.

Net Profit

Our net profit decreased 60.8%, or S/.219.4 million, from S/.361.1 million for 2014 to S/.141.7 million for 2015. Net profit attributable to controlling interests decreased 70.6%, while net profit attributable to non-controlling interests decreased 12.8%. Net profit attributable to non-controlling interests decreased primarily due to our E&C and Real Estate segments. See “—General—Accounting for Subsidiaries, Joint Operations and Associated Companies.”

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

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Revenue	4,075.3	5,035.7	23.6
Gross profit	559.5	535.4	(4.3)
Operating profit	352.4	267.0	(24.2)

Revenues. Our E&C revenues increased 23.6%, or S/.960.4 million, from S/.4,075.3 million for 2013 to S/.5,035.7 million for 2014, primarily due to the growth in revenues in our electromechanic and civil works activities and, to a lesser extent, to contract mining activity as well as the S/.679.6 million in revenues from Vial y Vives—DSD in which we acquired controlling interests in October 2012 and August 2013, respectively.

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

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Revenue	681.0	884.8	29.9
Gross profit	186.8	245.6	31.5
Operating profit	153.0	201.9	32.0

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Toll Roads	195.9	338.2	72.6
Mass Transit	118.5	167.0	40.9
Water Treatment	45.5	29.3	(35.6)
Energy	321.1	350.3	9.1

Total	681.0	884.8	29.9

Our Infrastructure revenues increased 29.9% or S/.203.8 million, from S/.681.0 million for 2013 to S/.884.8 million for 2014. The variation in our Infrastructure revenues principally reflected the following:

●	Toll Roads: a 72.6%, or S/.142.3 million, increase in revenues, from S/.195.9 million for 2013 to S/.338.2 million for 2014, primarily due to the recognition of the work progress for the second stage of the Norvial toll road and an increase in the revenues of Survial due to higher levels of maintenance activities, specifically construction activities in the area of Urcos and related to catastrophic events that occurred in 2010;

●	Mass Transit: a 40.9%, or S/.48.5 million, increase in revenues, from S/.118.5 million for 2013 to S/.167.0 million for 2014, primarily due to the increase of trains in operation from five trains in 2012 to 14 (including two backup trains) beginning in September 2013 to 24 trains (including the backup trains) in September 2014;

●	Water Treatment: a 35.6%, or S/.16.2 million, decrease in revenues, from S/.45.5 million for 2013 to S/.29.3 million for 2014, primarily due to progress in the construction of the La Chira waste water treatment plant; and

●	Energy: a 9.1%, or S/.29.2 million, increase in revenues, from S/.321.1 million for 2013 to S/.350.3 million for 2014 primarily due to a 10.0% growth in our barrel daily production (BDP 1,754 vs BDP 1,595 in 2013) resulting from increased drilling of wells and the performance of certain wells, despite a decrease in international oil prices (average price per basket of oils of US$97.1 bbl vs. US$107.4 bbl), in addition to higher processing levels at the our gas processing plant which increased from 6,603.4 MMcf in 2013 to 9,999.2 MMcf in 2014.

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

The variation in our Infrastructure operating profit principally reflected the following:

●	Toll Roads: a 14.8%, or S/.8.9 million, increase in operating profit, from S/.59.8 million for 2013 to S/.68.7 million for 2014, primarily due to the increase in gross profit in Norvial and Survial. Our Toll Roads operating margin was 20.3% for 2014 compared to 30.5% for 2013, primarily due to the recognition of revenues from construction activities in Norvial which have lower margins and impact the overall margins in Toll Roads.

●	Mass Transit: a 120.9%, or S/.15.0 million, increase in operating profit, from an operating profit of S/.12.4 million for 2013 to S/.27.4 million for 2014, primarily due to the increase in gross profit. Our Mass Transit operating margin for 2014 was 16.4% compared to 10.5% for 2013.

●	Water Treatment: a 32.5%, or S/.1.0 million, decrease in operating profit, from to an operating profit of S/.3.0 million for 2013 to S/.2.0 million for 2014, due to the decrease in gross profit. Our Water Treatment operating margin for 2014 was 6.8% compared to 6.5% for 2013.

●	Energy: a 33.5%, or S/.26.0 million, decrease in operating profit, from S/.77.8 million for 2013 to S/.103.8 million for 2014, primarily due to the increase in gross profit. Our Energy operating margin was 29.6% for 2014 compared to 24.2% for 2013.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Revenue	313.7	224.6	(28.4)
Gross profit	113.7	62.4	(45.1)
Operating profit	94.2	40.5	(57.0)

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

Technical Services

The table below sets forth selected financial information related to our Technical Services segment.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Revenue	1,169.1	1,208.2	3.3
Gross profit	179.2	142.3	(20.6)
Operating profit	71.4	25.7	(64.0)

Revenues. The table below sets forth the breakdown of our Technical Services revenues by principal lines of business.

	Year ended December 31,
	2013	2014	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	428.9	364.4	(15.0)
IT Services	226.4	247.9	9.5
Electricity Networks Services	513.8	595.9	16.0

Total	1,169.1	1,208.2	3.3

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

Our Technical Services operating profit decreased 64.0%, or S/.45.7 million, from S/.71.4 million for 2013 to S/.25.7 million for 2014. Our Technical Services operating margin for 2014 was 2.1% compared to 6.1% for 2013. The variation in our Technical Services operating profit principally reflected the following:

●	Operation and Maintenance of Infrastructure Assets: a 280.6%, or S/.34.8 million, decrease in operating profit, from a S/.12.4 million profit for 2013 to a S/.22.4 million loss for 2014, primarily due to the impact generated because of the cancellation of one of the road maintenance contracts. Our Operation and Maintenance of Infrastructure Assets operating margin was (6.1)% for 2014 compared to 2.9% for 2013;

●	IT Services: a 18.6%, or S/.3.6 million, decrease in operating profit, from S/.19.4 million for 2013 to S/.15.8 million for 2014, primarily due to the decrease in the gross profit. Our IT Services operating margin was 6.4% for 2014 compared to 8.6% for 2013; and

●	Electricity Networks Services: a 18.4%, or S/.7.3 million, decrease in operating profit, from S/.39.6 million for 2013 to S/.32.3 million for 2014, primarily due to lower reversal of provisions in 2014 (S/.9.4 million) than in 2013 (S/.13.6 million) in connection with the CAM acquisition which offset the increase in gross profit between the two periods; and also explained by the sale of CAM Peru, with a loss of S/2.1, as described in “—Factors Affecting Our Results with Operation—Acquisitions.” Our Electricity Network Services operating margin was 5.4% for 2014 compared to 7.7% for 2013.

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

Our principal sources of liquidity have historically been cash flows from operating activities and, to a lesser extent, equity capitalization and indebtedness. We conducted an initial public offering of ADSs in July 2013 from which we received approximately US$411.3 million in net proceeds. During 2015 we entered into a medium term loan credit agreement for up to US$200 million with Credit Suisse and our subsidiaries GyM Ferrovías and Norvial issued bonds for S/. 629 million (US$184.3 million) and S/.365 million (US$106.9 million), respectively. Delays in obtaining payments from our E&C clients during 2015, in particular in the mining sector, have increased financing needs for working capital. We managed to stabilize working capital requirements by the end of 2015. Our principal uses of cash (other than in connection with our operating activities) have historically been: capital expenditures in all our business segments, including acquisitions and investments in our infrastructure concessions; servicing of our debt; and payment of dividends. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of business. We believe that our cash from operations, and our current financing sources are sufficient to satisfy our current capital expenditures and debt service obligations through the next twelve months. We anticipate financing future acquisitions, infrastructure investments and land purchases with a combination of cash from operations, additional indebtedness and/or financial contributions from partners.

At December 31, 2015, our cash and cash equivalents totaled S/.554.1 million (US$162.3 million), of which S27.9 million (US$8.2 million) was held by our foreign subsidiaries. We currently intend to distribute these funds to our company to the extent we believe they are not required for the local operations. We are not currently required to accrue or pay any material taxes associated with the repatriation of these funds. In addition, our foreign subsidiaries have no contractual restrictions, and we are not aware of any material legal restrictions, on their ability to transfer funds to us in the form of cash dividends, loans or advances.

Cash Flows

The table below sets forth certain components of our cash flows for 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015
	(in millions of S/.)
Net cash provided by (used in) operating activities	(367.7)	(40.5)	(267.4)
Net cash provided by (used in) investing activities	(340.0)	(546.0)	(555.7)
Net cash provided by (used in) financing activities	892.1	447.9	558.7

Net increase (net decrease) in cash	184.5	(138.6)	(264.4)

Cash Flow from Operating Activities

Net cash flow used in operating activities in 2015 was higher than in 2014. For 2015 this reflects an increase in accounts payable, accounts receivables and inventory of S/.47.6 million, mainly related to the proportional consolidation of Consorcio Constructor Ductos del Sur. In addition to this, efforts from GyM S.A. to collect account receivables was successful enough to reduce them in S/. 112.6 million.

Net cash flow used in operating activities in 2014 was lower than in 2013. For 2014 this reflects an increase in accounts payable of S/.120.7 million mainly related to the reduction of the advance payments from clients in our E&C segment, and the increase in accounts receivables of S/.578.1 million mainly due to our E&C segment.

Cash Flow from Investing Activities

Net cash flow used in investing activities in 2015 was higher than in 2014. This mainly reflects the purchase of a 20% stake of Concesionaria Gasoducto Sur Peruano.

Net cash flow used in investing activities in 2014 was higher than in 2013. This primarily reflects the purchase of machinery and equipment, and acquisition of COGA, Morelco, Coasin and the additional stake in Stracon GyM.

Cash Flow from Financing Activities

Net cash flow provided by financing activities in 2015 was higher than in 2014. This is primarily due to a 60.0% increase in the loans received because of higher levels of indebtedness in our E&C segment.

Net cash flow provided by financing activities in 2014 was lower than in 2013. This is primarily due to the issuance of ADSs in 2013. In 2014, we financed our investing activities with the proceeds from the issuance of ADSs plus an increase in our indebtedness.

Indebtedness

As of December 31, 2015, we had a total outstanding indebtedness of S/.2,575.4 million (US$754.6 million) as set forth in the table below.

			Currency						Range of Maturity Dates
Segment	Type	(in millions of US$)	(in millions of S./	(in millions of CLP)(1)	(in millions of COP)	Total in millions of S/.	Total in millions of US$	Weighted average interest rate	Earliest	Latest
Engineering and Construction:	Leasing	53.8	2.8	1,854.0	9480.4	205.8	60.3	3.9	10/02/2016	02/01/2023
	Promissory note	97.3	319.7	14,638.1	57,939.3	822.8	241.1	3.7	04/01/2016	06/07/2020
Infrastructure:	Leasing	5.6				19.1	5.6	6.6	01/02/2016	01/04/2020
	Long-term loan	27.6	794.1			888.3	260.3	5.2	02/09/2017	25/11/2039
	Promissory note	21.0	54.7			126.5	37.1	4.6	17/04/2016	18/12/2019
Real Estate:	Leasing		23.1			23.1	6.8	7.8	01/06/2018	01/07/2022
	Promissory note	12.4	186.5			228.8	67.0	6.6	05/01/2016	20/03/2017
Technical Services:	Leasing	1.7	30.5	1,936.7	6,210.7	52.3	15.3	5.9	31/01/2016	21/04/2020
	Promissory note		30.1	12,986.9	12,034.6	105.6	30.9	5.7	01/01/2016	27/10/2020
Corporate:	Promissory note	30.1				102.8	30.1	2.8	09/05/2016	09/05/2016

Total		249.6	1,441.5	31,416.1	85,664.9	2,575.1	754.5

(1)	Includes debt held by CAM and its subsidiaries that is denominated in Chilean pesos, Colombian pesos and Brazilian reais, all of which is presented in Chilean pesos in the table above.

As of March 31, 2016, S/.839.3 million (US$245.9 million) of our total indebtedness indicated in the table above has matured, of which S/.480.9 million (US$140.9 million) was repaid and S/.358.4 million (US$105.0 million) was renewed by extending the maturities. The weighted average interest rate of this renewed indebtedness and additional indebtedness was 5.4% and the maturity dates ranged from April 01, 2016 to April 03, 2017.

Below is a description of our material outstanding indebtedness as of March 31, 2016. As of such date, we were in compliance in all material respects with the financial covenants corresponding to our outstanding indebtedness.

Leasing. As of December 31, 2015, we were party to numerous leasing agreements with several financial institutions which in the aggregate amounted to approximately S/.295.3 (US$ 86.5 million). We entered into such agreements primarily for the purpose of leasing the equipment and other assets necessary to run our operations. Upon maturity of each leasing agreement, we have the option to purchase or return the equipment or assets to the lessor. The amounts owed under these leasing agreements are generally repaid in monthly installments, subject to a minimum guaranteed payment corresponding to the minimum amount for which the equipment or assets could be sold to a third-party.

Citibank, N.A. Secured Loan. Our subsidiary GMP has a secured loan with Citibank, N.A. under a loan agreement dated September 19, 2008 and amended on August 27, 2012 in an outstanding principal amount of S/.56.7 million (US$16.6 million) as of December 31, 2015. This loan accrues interest at an annual rate of three month LIBOR plus: (i) 1.75% if, at the installment payment date, the exchange rate between the nuevo sol and U.S. dollar remains between S/.2.60 to S/.2.75 per US$1.00 or (ii) 1.95%, if otherwise. The loan matures in August 2020. The proceeds of the loan were used by our subsidiary GMP to finance the construction, equipment and operation of the Gas Pariñas plant in Talara. The agreement is secured by certain land, equipment and accounts receivable of GMP. The agreement contains certain customary covenants, including restrictions on the ability of GMP to pay dividends if it is in default under the loan and the obligation by GMP to maintain the following financial covenants during the term of the agreement: (1) Leverage Ratio (as defined therein) shall not be greater than 1.50; (2) Debt Service Coverage Ratio (as defined therein) shall not be less than 1.20; (3) Liquidity Ratio (as defined therein) shall not be less than 1.10; and (4) Debt Coverage Ratio (as defined therein) shall not be greater than 2.20. As of the date of this annual report, we were in compliance with these financial covenants.

Norvial Corporate Bonds. In July 2015, Norvial established its first corporate bond program on the Lima Stock Exchange, for a total amount of S/.365 million (US$ 106.9 million). The first tranche under this program was issued for an amount of S/.80 million, due 2020 with an annual interest rate of 6.75%. The second tranche was issued for an amount of S/.285 million, due 2027 with an annual interest rate of 8.375%, structured in three disbursements. In July 2015 we received the first disbursement for S/.105 million, in January 2016 we received the second disbursement for S/.100 million and the third disbursement for S/.80 million is due in July 2016. These bonds are secured by: (i) certain cash flows; (ii) a mortgage on the Norvial concession; (iii) a lien over Norvial shares; (iv) the assignment of Norvial’s rights over a performance bond provided by GMP; and (v) any additional guarantees granted in favor of other secured creditors. Part of the proceeds of these bonds were used to pay S/.85 million of debt outstanding under a short-term loan agreement with Banco de Crédito del Perú (BCP) for a total S/.150 million, and the rest is expected to be used to finance the construction of the second stage of Ancon – Huacho Pativilca highway and the financing of the value added tax linked to the implementation of the project expenses.

Senior Secured Notes. On February 2015, GyM Ferrovías issued a total of S/.629,000,000 (US$184.3 million) Series A Senior Secured VAC-Indexed Notes due 2039, with an annual interest rate of 4.75% plus adjustments for inflation. The bonds are secured by (i) a mortgage on the Lima Metro concession, (ii) a lien on GyM Ferrovías shares, (iii) certain collection rights, (iv) certain cash flows and (v) liens on certain accounts. The proceeds from the issuance were used to repay a short term loan provide by Banco de Crédito del Perú-BCP for S/.400 million, funding of the reserve accounts, payment of the issuance expenses, and for the partial repayment of a subordinated loan provided by Graña y Montero S.A.A. to GyM Ferrovías. According to the indenture, in order to make any payment of a subordinated loan or distribute any dividends, our Debt Service Coverage Ratio (as defined therein) should be at least 1.2x. Under the indenture we have to quarterly fund the debt service reserve account with the equivalent of the amounts due in the next two succeeding interest payment dates. Moreover, the operation and maintenance reserve account must be funded annually with an amount equal to twenty-five percent (25%) of operation and maintenance costs of the corresponding current annual budget.

BCP Loan. In December 2015, our subsidiary GMP S.A. and the company Oiltanking Peru S.A.C., subscribed in equal parts a medium term loan credit agreement for up to US$100 million with Banco de Credito del Peru. The loan matures in 2021, with an annual interest rate of 6.32%. The proceeds of this loan will be used to finance Terminales del Peru’s obligations in the operation contracts that it maintains with Petroperu in regards to the Central Terminal (corresponding to the Callao Port), and North Terminals (corresponding to the Etén, Salaverry, Chimbote and Supe Ports).

Credit Suisse Loan. In December 2015 we entered into a medium term loan credit agreement for up to US$200 million with Credit Suisse AG, Cayman Islands Branch, Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC. The term of the loan is five years, with quarterly installments starting on the 18th month. The loan accrues interest at a rate of three months Libor plus 3.9% per year. The proceeds will be used to finance our participation in Gasoducto Sur Peruano, which is the concessionaire of the southern gas pipeline project. The current amount outstanding under this loan is US$120 million. The loan is secured by (i) a lien on Concar’s shares; (ii) a lien on Almonte’s shares; (iii) a mortgage over certain real estate properties in Miraflores and Surquillo; and (iv) liens on certain accounts. The agreement contains certain covenants, including the obligation by G&M to maintain the following financial ratios during the term of the agreement: (1) the Consolidated EBITDA to Consolidated Interest Expense Ratio (as defined therein) shall not be less than 3.5:1.0 at any time; (2) the Consolidated Leverage Ratio (as defined therein) shall not be greater than 4.5:1.0 at any time during the period commencing on the closing date and ending on March 31, 2016; 3.5:1.0 at any time between April 1, 2016 and December 31, 2017 and no greater than 2.5:1.0 at any time thereafter; and (3) the Debt Service Coverage Ratio (as defined therein) as of the last day of any fiscal quarter of the borrower, falling on or after the first anniversary of the closing date, shall not be less than 1.5:1.0. The agreement also imposes limitations, in an event of default, on ours and our subsidiaries’ ability to distribute dividends, including, among others, that we may only distribute cash dividends to our stockholders out of 40% of our net income available for distribution in accordance with IFRS, as reflected in our audited consolidated financial statements for the fiscal year most recently ended.

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

In August 2014, our subsidiary CAM Chile entered into two forward foreign exchange agreements for US$0.9 million and US$0.8 million, respectively. In addition, in February 2015, CAM entered into two forward foreign exchange agreements for US$0.9 million and US$0.5 million respectively.

For additional information about our derivative financial instruments and borrowings, see notes 7.1 and 18 to our audited annual consolidated financial statements included in this annual report.

Capital Expenditures

The table below provides our total capital expenditures incurred in 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015	2015
	(in millions of S/.)			(in millions of US$)
Engineering and Construction(1)(2)	204.3	485.0	124.2	36.4
Infrastructure(3)	365.6	226.8	247.4	72.5
Real Estate(4)	75.7	119.4	41.4	12.1
Technical Services(2)(5)	37.5	120.9	65.9	19.3
Corporate	134.6	200.1	469.1	137.5

Total	817.6	1,152.2	948.0	277.8

(1)	In our consolidated financial statements, in accordance with IFRS, we record in “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments, which is included in the table above. In 2013, 2014, and 2015 the differences between the amounts reflected in the table above and the amounts reflected in our consolidated cash flow statements for our E&C segment amounted to S/.(33.1) million, S/.(195.9) million, and S/.12.1 million, respectively.

(2)	Includes S/.S/.221.3, S/.328.8, and S/.415.9 million of capital expenditures related to acquisitions in 2013, 2014 and 2015, respectively.

(3)	Includes our disbursements of S/.288.0 million in 2013, S/.7.3 million in 2014 and S/.19.3 million in 2015, for the purchase of 19 additional trains and the construction of the maintenance and repair yard for the Lima Metro, which in accordance with IFRS accounting for public service concessions are recorded in our consolidated financial statements as a “long-term accounts receivable.” See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Infrastructure.”

(4)	Includes S/.74.2 million, S/.115.9 million, and S/.0. million in investments in 2013, 2014 and 2015, respectively, for the purchase of land by our Real Estate segment, which in accordance with IFRS are recorded in our consolidated financial statements as “inventory.”

(5)	In our consolidated financial statements, in accordance with IFRS, we record as “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments which is included in the table above. In 2013, 2014, and 2015 the differences between the amounts reflected in the table above and the amounts reflected in our consolidated cash flow statements for our Technical Services segment amounted to S/.(6.6) million, S/.(49.1) million, and S/.(24.3) million, respectively.

Capital expenditures for our E&C segment of approximately S/.204.3 million (US$73.1 million), S/.485.0 million (US$162.2 million) and S/.124.2 million (US$36.4 million) in 2013, 2014 and 2015, respectively, primarily correspond to the purchase of equipment and machinery and, to a lesser extent, investments relating to mining services contracts. In 2013, capital investments in this segment also include S/.9.1 million (US$3.3 million) with respect to the acquisition of a majority stake in Vial y Vives in 2013 and S/.103.9 million (US$37.2 million) with respect to the acquisition of DSD Construcciones y Montajes in 2013; and in 2014, S/74.7 million (US$25 million) with respect to additional stake of Stracon GyM, S/.17.9 million (US$ 6 million) with respect to an additional stake in CAM Peru and S/.234.3 million (US$ 78.4 million) with respect to the acquisition of Morelco. In 2015 capital investments in the E&C segment also included S/.22.0 million (US$7.3 million), with respect to the acquisition of 20% of the participation of Red Eagle in the San Ramon Project (Colombia).

Capital expenditures for our Infrastructure segment of approximately, S/.365.6 million (US$130.8 million), S/.226.8 million (US$75.9 million) and S/.247.4 million (US$72.4 million) in 2013, 2014 and 2015, respectively, correspond to periodic maintenance relating to our Norvial toll road concession and, in our Energy line of business, oil development drilling activities as well as improvements for our gas processing plant and investments in Metro de Lima. In 2013, 2014 and 2015, capital expenditures for our Infrastructure segment also included the purchase of trains for Line One of the Lima Metro and the construction of the railway maintenance and repair yard.

Capital expenditures for our Real Estate segment of approximately S/.75.7 million (US$27.1 million), S/.119.4 million (US$ 40.0 million) and S/.41.4 million (US$ 12.4 million) in 2013, 2014 and 2015, respectively, primarily correspond to the purchase of land for real estate projects, including the Pezet, Nuevo Chimbote, Canta Callao and Chiclayo Bolognesi projects in 2013, El Tigre, Panorama and Huancayo projects in 2014, and the Ancon project in 2015.

Capital expenditures for our Technical Services segment of approximately S/.37.5 million (US$13.4 million), S/.120.9 million (US$40.4 million) and S/.65.9 million (US$19.3 million) in 2013, 2014, and 2015 respectively, primarily correspond to maintenance of equipment relating to Concar, CAM and GMD.

In 2014, Corporate segment investments include S/.75.8 million (US$ 25.4 million) for the acquisition of COGA and S/.88.3 million (US$ 29.5 million) for additional stake in GyM and Viva GyM. plus the construction of the new office building for corporate use. In 2015, investments include S/.346.5 million (US$115.9) for the acquisition of a 20% stake of Concesionaria Gasoducto Sur Peruano S.A. and S/.47.4 million (US$ 13.9 million) for the acquisition of Adexus.

Divestitures in 2013 consisted of approximately S/.22.7 million (US$8.1 million) relating to sale of equipment of GyM and Stracon GyM and sale of our participation in a parking lot located in San Isidro, Lima. Divestitures in 2014 consisted of approximately S/.43.0 million (US$14.4 million) relating to sale of equipment by GyM and Stracon GyM. Divestitures in 2015 consisted of approximately S/.10.4 million (US$2.9 million) relating to sale of equipment of GyM.

We have budgeted S/.1,163.1 million (US$341.9 million) in capital expenditures for 2016. Our current plans for our E&C segment contemplate capital expenditures in 2016 of approximately S/.134.9 million US$39.6 million mainly for the purchase of equipment and machinery. Our current plans for our Infrastructure segment contemplate capital expenditures in 2016 of approximately S/.549.8 million (US$161.7 million) principally for the construction of the second stage of Norvial, investments in our new concession Via Expresa Sur, and for investments in oil development drilling activities. Our current plans for our Real Estate segment contemplate capital expenditures in 2016 of approximately S/.15.3 million (US$4.5 million) for the purchase of land for real estate development projects. Our current plans for our Technical Services segment contemplate capital expenditures in 2016 of approximately S/76.1 million (US$23.3 million) principally for the purchase of equipment used in our operations. Our current plans for our Corporate segment contemplate capital expenditures in 2016 of approximately S/.368.8 million (US$113.7 million), including S/.333.2 million (US$98.1 million) for potential acquisitions and. As we determine the capital expenditures currently reflected in our Corporate segment, we will assign these expenditures to the corresponding segment.

These estimates are subject to change. We routinely evaluate acquisitions, new infrastructure concessions, land purchases and other investment opportunities that are aligned with our strategic goals, particularly in Peru, Chile and Colombia. We cannot assure you that we will find opportunities on terms that we consider to be favorable to us, whether we will be able to take advantage of such opportunities should they arise, or the timing of and funds required by such opportunities. In addition, we expect to finance these opportunities with a combination of cash on hand, new borrowings and/or financial contributions from partners, depending on a variety of commercial considerations at such time. See Part I. Introduction—Forward-Looking Statements.”

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend Information

Our Main Market: Peru

Overview of the Peruvian Economy

Our results are substantially affected by economic conditions prevailing in Peru. The Peruvian economy has been one of the fastest growing economies globally during the period from 2011 to 2015. According to the Peruvian Central Bank, Peruvian real GDP grew at an average rate of 4.8% during that period, one of the highest rates in South America. The economic expansion during this period was a result of robust domestic demand, increase in investment, price stability, increase in foreign direct investment, and an improvement in public finances, among other factors.

In addition, the country’s strong economic growth has led to a 2.3% increase in GDP per capita from US$5,881 in 2011 to US$6,017 in 2015. Average annual inflation, measured by the change in the CPI index, was 3.6% in the period from 2011 to 2015. On the other hand, Peru’s Nuevo Sol, depreciated from an average of S/.2.75 per US$1.00 in 2011 to an average of S/.3.19 per US$1.00 in 2015, a depreciation of 15.7%. Peru’s sovereign debt has been granted investment grade rating by S&P, Fitch and Moody’s. At the end of 2015, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB+ by S&P (August 2013) and Fitch (October 2013) and A3 by Moody’s (July 2014).

The following table sets forth the main economic indicators of the Peruvian economy from 2011 to 2015.

In US$ billion, unless stated otherwise	2011	2012	2013	2014	2015
Nominal GDP	176.5	199.4	206.5	202.9	192.0
Nominal GDP / capita (US$)	5,881.4	6,544.3	6,673.3	6,456.5	6,017.3
Real growth rates (% based on local currency GDP)	6.9%	6.3%	5.0%	2.4%	3.3%
Private consumption	6.2%	5.8%	5.2%	4.1%	3.4%
Private investment	11.4%	13.5%	3.9%	(1.6%)	(4.3%)
Foreign direct investment	(2.6%)	48.7%	(16.9%)	(25.2%)	(13.0%)
Public expenditure (consumption and investment)	(3.5%)	13.3%	9.4%	3.0%	4.2%
Total private and public fixed investment(1)	4.8%	14.8%	5.9%	(2.0%)	(4.9%)
Exports	8.8%	5.9%	1.0%	(0.3%)	3.3%
Imports	9.8%	10.4%	5.1%	(1.4%)	2.4%
Inflation (measured by change in CPI)	4.7%	2.6%	2.9%	3.2%	4.4%
Average exchange rate (S/./US$)	2.75	2.64	2.70	2.84	3.19
End of period exchange rate (S/./US$)	2.70	2.55	2.80	2.99	3.41
Central Bank interest rate (end of period)	4.25%	4.25%	4.00%	3.50%	3.75%
Population (million)(1)	30.0	30.5	30.9	31.4	31.9
Unemployment rate(1)	7.7%	6.8%	6.0%	6.0%	6.0%
Total public debt	38.5	40.7	38.3	38.7	41.8
Public debt/nominal GDP (%)	21.4%	19.7%	19.2%	20.1%	23.3%
Net reserves	48.8	64.0	65.7	62.3	61.5
Net reserves/nominal GDP (%)	27.7%	32.1%	31.8%	30.7%	32.0%
Fiscal surplus (deficit)/nominal GDP (%)	2.0%	2.1%	0.8%	(0.1%)	(2.1%)

Source: Peruvian Central Bank, SBS, Ministry of Economy and Finance, National Statistical Institute of Peru (INEI), IMF.

(1)	2015 projected by IMF.

The following table sets forth real gross domestic product by expenditure for the years indicated.

GDP by Expenditure (% of GDP unless otherwise stated)	2011	2012	2013	2014	2015
Government consumption	9.8	10.3	10.6	11.8	13.0
Private consumption	61.0	61.8	63.0	63.0	63.5
Total fixed investment	24.0	26.6	27.3	25.8	26.0
Public sector	4.5	5.2	5.8	5.5	5.0
Private sector	19.6	21.4	21.5	20.3	19.3
Change in inventories(1)	1.3	0.1	0.3	1.0	1.7
Exports of goods and services	28.7	25.7	23.1	22.3	21.0
Imports of goods and services	24.8	24.4	24.3	23.9	23.6
Net exports	3.9	1.3	(1.2)	(1.6)	(2.6)
GDP (in billions of US$)	153.8	176.5	199.4	206.5	192.0

Source: Peruvian Central Bank

(1)	Defined as the difference between the volume at the end of the period and the volume at the beginning of the period; valued at the average price over the period.

Key Industry Sectors Relating to Our Business in Peru

Construction and Infrastructure

The Peruvian construction industry GDP is estimated at US$12.0 billion and accounted for 6.2% of the country’s nominal GDP in 2015 according to the Peruvian Central Bank. Construction GDP grew at an average of 7.9% annually in nominal terms during the five years from 2011 to 2015. The following table illustrates that from 2011 to 2015, the average real growth rate in both private investment and construction in Peru was higher than the average real GDP growth rate, historically moving in the same direction as the change in the growth rate of overall real GDP.

Growth of Real Private Investment GDP and Real Construction Sector GDP vs. Real GDP

Source: Peruvian Central Bank.

Mining

Peru is a poly-metallic resources producer and exports several metals including silver, copper, zinc, gold and lead, among others. Peru is also a major contributor to global metal reserves. According to the U.S. Geological Survey of 2016, Peru holds 21.1% of global silver reserves, 12.5% of global zinc reserves, 11.4% of global copper reserves and 5.0% of global gold reserves as of January 2016. According to the Peruvian Central Bank, mining exports reached approximately US$18.8billion and represented 55.1% of total Peruvian exports in 2015.

Upcoming mining projects comprise estimated capital expenditures of approximately US$18.9 billion from 2015 to 2017, according to APOYO Consultoría. As of January 2016, the Peruvian Ministry of Energy and Mines estimates 47 mining projects at various stages of development involving an estimated investment of US$57.2 billion.

Mining Investment Projects by Level of Development

	Number of Projects	US$ billion
Expansion	6	9.2
With approved Environmental Impact Assessment (“EIA”)	14	23.9
With EIA under evaluation	3	0.9
Exploration	24	23.2

Total	47	57.2

Source: Peruvian Ministry of Energy and Mines.

Power and Utilities

The power and utilities market in Peru has shown sustained growth with maximum electricity demand reaching 6,275 MW and growing at an average annual rate of 6.5% during the five years from 2011 to 2015, according to the Economic Operations Committee of Peru’s National Interconnected System. The growth of the power and utilities market has led to the construction of power generation facilities, as well as the expansion of the power transmission and distribution network.

According to the Peruvian Ministry of Energy and Mines, Peru had an installed generation capacity of 12,251 MW as of 2015. The Peruvian market is served by 40 major generation companies. As of December 2015, the nation’s power transmission network spanned approximately 22,098 kilometers, according to the Peruvian Ministry of Energy and Mines. As 2014, there were 20 electric distribution companies across Peru.

Oil and Gas

The oil and gas industry has been one of the most dynamic sectors in Peru with a sector nominal GDP average annual growth rate of 6.0% during the five years from 2011 to 2015. Oil and gas activity includes the exploration and production, and transportation and commercialization of hydrocarbon products and derivatives.

According to the Peruvian Ministry of Energy and Mines, during 2015, local production of hydrocarbons was approximately 21 MMbbl, 33 MMboe of liquefied natural gas (LNG) and 78 MMboe of natural gas. These levels decreased an average of 1.6% annually from 2011 to 2015. Peruvian gas production increased considerably since 2004, when the Camisea project, the largest gas project in Peruvian history, began operations. The Peruvian Ministry of Energy and Mines reports that as of 2014 proven reserves of oil and gas amount to 3,847 MMboe. These reserves have increased since 2009, due to increased exploration activities, as evidenced in the chart below. The Peruvian government’s reserves methodology may differ materially from the one mandated by the SEC.

Hydrocarbons Proven Reserves and Production Evolution in Peru (in MMboe)

Source: Peruvian Ministry of Energy and Mines.

Our Other Markets: Chile and Colombia

Chile

Overview of the Chilean Economy

Our activities in Chile span across the E&C and power services sectors. The following table sets forth the main economic indicators of the Chilean economy for the period from 2011 to 2015.

Values in nominal US$ billion unless otherwise stated	2011	2012	2013	2014	2015
Nominal GDP	248.7	268.2	276.8	258.2	240.6
Nominal GDP / capita (US$)	14,421.5	15,408.9	15,767.4	14,579.4	13,360.6
Real GDP growth rate (%)	5.9%	5.6%	4.1%	1.9%	2.1%
Inflation (%, measured by change in CPI)	4.4%	1.5%	3.0%	4.6%	4.5%
Total private and public fixed investment	56.1	63.9	66.0	56.9	54.6
Average exchange rate (CLP/US$)	483.4	486.7	495.0	570.0	654.2
End of period exchange rate (CLP/US$)	521.5	478.6	523.8	607.4	707.3

Values in nominal US$ billion unless otherwise stated	2011	2012	2013	2014	2015
Population (million) (1)	17.2	17.4	17.6	17.7	18.0
Unemployment rate	7.1	6.4	5.9	6.6	6.6
Public Debt / nominal GDP (%)	27.4%	26.2%	24.5%	24.9%	23.8%
Net reserves / nominal GDP (%)	16.9%	15.5%	14.8%	15.7%	16.1%
Fiscal surplus (deficit) / nominal GDP (%)	1.3%	0.6%	(0.6%)	(1.6%)	2.2%

Source: Chilean Central Bank, Chilean Government Budget Office, IMF, Global Insight.

(1)	2015 Projected by the IMF.

The Chilean economy grew at an average annual rate of 3.9% during the five years from 2011 to 2015 in real terms, one of the highest in South America. This expansion was mainly driven by a strong domestic demand in real terms: fixed investment grew on average at 4.6% per year and total consumption grew on average at 4.7% per year during the five years from 2011 to 2015. Inflation has remained stable since 2011, averaging 3.6% between 2011 and 2015, in line with the Chilean Central Bank’s inflation target of 3% +/- 1%. Chile’s sovereign debt has the highest rating in the region, rated AA- by S&P (December 2012), Aa3 by Moody’s (October 2013) and A+ by Fitch (October 2013).

Colombia

Overview of the Colombian Economy

Our current activities in Colombia involve technical services provided primarily to the power services sector. The following table sets forth the main economic indicators of the Colombian economy for the period from 2011 to 2015.

Values in nominal US$ billion unless otherwise stated	2011	2012	2013	2014	2015
Nominal GDP	333.2	369.6	380.0	377.9	283.5
Nominal GDP / capita (US$)	7,234.9	7,930.8	8,060.1	8,019.1	5,881.1
Real GDP growth rate (%)	5.9%	4.0%	4.9%	4.6%	3.2%
Inflation (%, measured by change in CPI)	3.7%	2.4%	1.9%	3.7%	6.8%
Total private and public fixed investment (1)	79.3	87.4	90.5	91.7	74.3
Average exchange rate (COP/US$)	1,848.0	1,798.1	1,868.9	2,001.1	2,771.5
End of period exchange rate (COP/US$)	1,942.7	1,768.2	1,926.8	2,392.5	3,149.5
Population (million) (2)	46.1	46.6	47.2	47.1	48.2
Unemployment rate (2)	10.8%	10.4%	10.3%	9.7%	9.0%
Public Debt / nominal GDP (%)	33.8%	32.5%	34.5%	37.7%	43.0%
Net reserves / nominal GDP (%)	9.7%	10.1%	11.5%	12.5%	16.5%
Fiscal surplus (deficit) / nominal GDP (%)	(2.1)%	(1.8%)	(2.2%)	(2.6%)	(3.0%)

Source: Colombian National Department of Administration of Statistics (DANE), Colombian Central Bank, Colombian Treasury Department, IMF, Global Insight.

Colombian real GDP grew at an average annual rate of 4.7% during the five years from 2011 to 2015. However, the country’s GDP per capita has decreased from US$7,234 in 2011 to US$5,881 in 2015 due to the depreciation of the Colombian Peso relative to the U.S. Dollar. Inflation has remained stable over recent years, averaging 3.7% per year from 2011 to 2015, in line with the Colombian Central Bank’s inflation target of 3% +/- 1%. On the other hand, the Colombian peso depreciated from an average of COP 1,848.0 per US$1.00 in 2011 to an average of COP 2,771.5 per US$1.00 in 2015. Colombia’s sovereign debt currently holds BBB rating from Fitch (December 2013) and S&P (April 2013), and Baa2 from Moody’s (July 2014). Colombia is also recognized for its investor-friendly legal regime.

E.	Off-Balance Sheet Arrangements

As of December 31, 2015, we did not have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with payment terms as of December 31, 2015.

	Payments Due By Period (in millions of S/.)
	Less than 1 year	1-3 years	3-5 years	More than 5 Years	Total
Indebtedness(1)	1,119.9	233.6	288.9	631.7	2,274.2
Capitalized Lease Obligations(1)	145.2	109.3	37.0	9.9	301.4
Interest(2)	32.8	14.2	8.6	0.6	56.2
Purchase Obligations(3)	6.3	4.2	—	—	10.5

Total(4)	1,304.2	361.3	334.5	642.2	2,642.2

(1)	Includes principal only of our indebtedness and capitalized lease obligations.

(2)	Includes the effect of our interest swap agreements described in “—Derivative Financial Instruments.”

(3)	Includes the payments due with respect to the increase in our interest in Almonte in 2009. Excludes S/.1635.8 million (US$479.3 million) accounts payable within a year.

(4)	Excludes building leases, which are not material.

G.	Safe Harbor

See “Part I. Introduction—Forward-Looking Statements.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Directors are elected at a shareholders’ meeting and hold office for three years. Directors may be elected to multiple terms. Our bylaws allow a Board with a number of Directors ranging between seven and nine. Our current board of directors is composed of eight directors with no alternates. We elected nine Directors for the current period but one of them (Mr. Jose Chlimper) resigned in December 2015 to participate in the presidential campaign of Keiko Fujimori, and no replacement has been designated as of the date of this annual report. If a director resigns or otherwise becomes unable to continue with the duties, a majority of our directors may appoint one of the alternate directors, or in the absence of alternate directors, any other person, to serve as director for the remaining term of the board. In the first board meeting held after the annual shareholders’ meeting where members of the board are elected, the board of directors must elect among its members a chairman and a vice chairman if the shareholders’ meeting did not elect them.

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

Board of Directors

The following sets forth our directors and their respective positions as of the date of this annual report. All directors were elected at our annual shareholders’ meeting held on March 28, 2014, and their term expires in March 2017, on the third anniversary from the date of election. Mr. José Chlimper resigned from its position in December 2015 to participate in the presidential campaign of Keiko Fujimori, and no replacement has been designated as of the date of this annual report.

Name	Position	Year of Birth	Year of First Appointment
José Graña	Chairman of the Board	1945	1996
Carlos Montero	Vice Chairman of the Board	1942	1996
Hernando Graña	Director	1951	1996
Mario Alvarado	Director, Chief Executive Officer	1957	2003
Federico Cúneo	Director (Independent)	1952	2014
Pedro Errazuriz	Director (Independent)	1961	2014
Hugo Santa María	Director (Independent)	1963	2011
Mark Hoffmann	Director (Independent)	1969	2014

The following sets forth selected biographical information for each of the members of our board of directors. The business address of each of our current directors is Av. Paseo de la República 4667, Surquillo, Lima 34, Perú.

José Graña. Mr. Graña joined the group in 1968, and has been a director and the chairman of Graña y Montero S.A.A. since August 1996. He holds a degree in architecture from Universidad Nacional de Ingeniería (UNI), and attended a post-graduate Senior Management Program at ESAN and Universidad de Piura. He also serves as a director of Mexichem, Amanco Holding and Banco de Crédito del Perú. He was the executive president of Graña y Montero S.A.A until March 2011, when he decided to retire from his executive responsibilities and the position of executive president was eliminated.

Carlos Montero. Mr. Montero has been a director of Graña y Montero S.A.A. since August 1996, and is currently vice chairman of our board of directors. He holds a degree in engineering from Universidad Nacional de Ingeniería (UNI), and attended a post-graduated Senior Management Program at Universidad de Piura. In addition, Mr. Montero serves as the chairman of our subsidiary Concar S.A., and as a director of our subsidiary GMP S.A.

Hernando Graña. Mr. Graña joined the group in 1977, and has served as a director of Graña y Montero S.A.A. since August 1996. He is a graduate of Texas A&M University, with a degree in industrial engineering, and has pursued postgraduate studies in mining engineering at University of Minnesota. In addition, he is the chairman of the Board of Directors of our subsidiaries GyM and STRACON GyM, as well as a director of our subsidiaries Vial and Vives-DSD S.A., CAM and Transportadora de Gas del Perú.

Mario Alvarado Pflucker. Mr. Alvarado joined the group in 1980. He has held the position of chief executive officer of Graña y Montero S.A.A. since 1996, and has served as a director since April 2003. He is a civil engineer with a master’s degree in engineering management from George Washington University, and pursued the postgraduate CEOs Management Program at Kellogg School of Management, Northwestern University. He is also a member of the Board of Directors of our subsidiary Viva GyM S.A. Likewise, he is a member of the Advisory Council at Tecnológico de Monterrey (Peru).

Federico Cúneo. Mr. Cúneo has been a director of Graña y Montero S.A.A since March 2014. He is a member of the Global Board of Directors of Amrop, and is a partner and a director of Amrop Peru, Panama and Costa Rica. He served as business director of Ernst & Young from 2003 to 2005, and as the CFO of BankBoston between 1996 and 2002. He holds a BBA degree in accounting from Eastern Michigan University, USA, and pursued post-graduate studies at Escuela Superior de Administración de Negocios (ESAN), Universidad de Piura, Harvard Business School, and IMD. Among others, he has been a director of Repsol’s La Pampilla Refinery, where he was head of the Audit Committee. He is currently the chairman of Amcham Peru, a member of the Investment Committee of Apoyo Capitales, and a director of Perú 2021, Tununga Reforestadora Inversiones, Osaka Holdings, Angel Ventures, as well as the chairman of Sporting Cristal Football Club.

Pedro Errazuriz. Mr. Errázuriz has served as a director of Graña y Montero S.A.A. since March 2014. He is an Engineering graduate of Universidad Católica de Chile. He holds a master’s degree in engineering science from the same university and a master’s degree in operational research (finance) from London School of Economics. He is currently a director of CAM Chile, Janseen, Nuevo Pudahuel, and the National Council of Urban Development, as well as the chairman of Fernández Wood Corp. From 2011 to March 2014, he served as Minister of Transport and Telecommunications of Chile during President Sebastian Piñera’s administration.

Hugo Santa María. Mr. Santa María has served as a director of Graña y Montero S.A.A. since March 2011. He holds a degree in economics from Universidad del Pacífico, and has a Ph.D in economics from Washington University in St. Louis, Missouri. He served as a director of Fondo Consolidado de Reserva (FCR) and Compañía Minera Atacocha between the years 2007 and 2012. He was an independent director of Mibanco, serving as chairman of the board of directors until 2014. He is a managing partner of Estudios Económicos, chief economist of APOYO Consultoría and director of Banco Santander.

Mark Hoffmann. Mr. Hoffmann served as a director of Graña y Montero S.A.A. since March 2014. He holds a degree in Industrial Engineering from Georgia Institute of Technology in Atlanta, USA, and has an MBA in finance from Cornell University, New York, USA. He is a partner of LXG Infrastructure and has been a member of the Boards of Directors of Financiera

Qapaq, IPAE and Markham School since 2012, 2014, and 2007 respectively. Mr. Hoffmann is a former member of the Boards of Directors of Luz del Sur, Electroandes, and AmCham. He was CEO of Duke Energy from 2008 until 2013 and CEO of Electroandes from 2003 until 2007; he has served also as vice chairman of Caminando Juntos and vice chairman of the National Society of Mining, Petroleum and Energy.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment	Year of First Employment at the Company
Mario Alvarado	Chief Executive Officer	1957	1996	1980
Mónica Miloslavich	Chief Financial Officer	1966	2009	1993
Luis Díaz	Chief Operational Officer	1970	2015	1993
Antonio Rodriguez	Chief Commercial Officer	1963	2015	1999
Claudia Drago	Chief Legal and Corporate Affairs Officer	1970	2015	1997
Jorge Izquierdo	Chief Human Resources Officer	1973	2015	1999
Dennis Gray	Corporate Finance and Investor Relations Officer	1975	2011	2011
Hernando Graña	Executive President of GyM	1951	2005	1977
Gonzalo Ferraro	President of the Infrastructure Area	1956	2013	1996
Juan Lambarri	Corporate Engineering and Construction Officer	1958	2014	1982
Antonio Cueto	Infrastructure Area Officer	1966	2015	1996
Rolando Ponce	Chief Executive Officer of Viva GyMCorporate Real Estate Officer	1963	2008	1993
Jaime Dasso	Corporate Technical Services Officer	1966	2014	1991
Renato Rojas	Chief Executive Officer of GyM	1972	2014	1995
Eduardo Villa Corta	Chief Executive Officer of GMI	1964	2014	1995
Reynaldo Llosa	Chief Executive Officer of GMP	1960	2014	2014
Jaime Targarona	Chief Executive Officer of CONCAR	1968	2005	1996
Hugo González	Chief Executive Officer of GMD	1975	2014	1997
Manuel Wu	Chief Executive Officer of GyM Ferrovías	1977	2011	2001
Steve Dixon	Chief Executive Officer of STRACON GyM	1970	2015	2011
Arturo Serna	Chief Executive Officer of Morelco	1957	2014	2014
Eduardo Guzman	Chief Executive Officer of Vial y Vives-DSD	1956	2012	2012
Maritza Zavala	Corporative Technology Manager	1968	2013	1997
Walter Silva Santisteban	Commercial Director of the Engineering and Construction Area	1954	2014	1981
Klaus Winkler	Executive Vice President of CAM; Country Manager—Chile	1968	2011	2011*
César Neyra	Manager of Internal Auditing and Management Processes	1958	2003	2003
Nuria Esparch	Chief Officer of Institutional Relations	1969	2014	2014
Luis Fukunaga	Roads Concessions Officer	1970	2012	2002
Maria Sabogal	Legal Finance Officer	1976	2012	2012
Arturo Isenrich	Compliance Officer	1965	2008	2007
Manuel Fernandez	Chief Executive Officer of Adexus	1958	2015	2015

* Appointed by CAM in 2007.

The following sets forth selected biographical information for each of our executive officers:

Mario Alvarado Pflucker. See “—Board of Directors.”

Mónica Miloslavich. Mrs. Miloslavich joined the group in 1993 and has served as our chief financial officer since 2009. She holds a degree in economics from Universidad de Lima. She worked as chief financial officer of Graña y Montero Edificaciones S.A.C. from 1998 to 2004, and as chief financial officer of our subsidiary GyM from 2004 to 2009.

Antonio Rodriguez. Mr. Rodríguez joined the group in 1999, and has been our chief commercial officer since January 2015. He previously served as chief investment officer, from 2010 to 2014. He holds a degree in accounting from Universidad de Lima, a master’s in business administration from ESAN, and a master’s in business administration from Birmingham Business School in the UK. He was the chief executive officer of Larcomar from 1999 to 2010, and is currently a director of our subsidiaries CAM and GMD.

Claudia Drago. Mrs. Drago joined the group in 1997, and has been our chief legal and corporate affairs officer since January 2015. She is in charge of the Legal Area, Brand Area and Sustainability Area. She previously held the position of chief legal officer from 2007 to 2015. She is a law graduate of Universidad de Lima. She pursued postgraduate studies in finance and corporate law at ESAN. Mrs. Drago also serves as the secretary of the board of directors and as the Company’s alternate stock exchange representative to the Lima Stock Exchange.

Dennis Gray. Mr. Gray joined the group in 2011, and has held the position of investor relations officer ever since. He has a degree in Economics from Universidad del Pacífico, with a specialization in finance. He formerly held the positions of corporate vice president of finance of Citibank del Perú, general manager of Citicorp Perú S.A.B., and Structured Products Manager of Banco de Crédito del Perú. He is currently the Company’s representative to the Lima Stock Exchange and the New York Stock Exchange.

Jorge Izquierdo. Mr. Izquierdo joined the group in1999, and was appointed chief human resources management officer in December 2015. Prior to that, he was our chief operational excellence officer between 2011and 2015. In addition, from 2011 to 2013, he worked as chief officer of the Learning Center (currently known as Academia), and had previously served as project management officer. He holds a degree in civil engineering from Pontificia Universidad Católica del Perú, and a Master’s degree in construction management from University of California, Berkeley.

Gonzalo Ferraro. Mr. Ferraro joined the group in 1996, and has been the president of the Infrastructure Area since April 2013. In addition, he has held several management positions,

including chief infrastructure officer from 2010 to 2013. He is an industrial engineer with studies in Universidad Nacional de Ingeniería and a degree from Universidad de Lima. He also completed the postgraduate Senior Management Program at Universidad de Piura. He currently serves as chairman of the Boards of Directors of our subsidiaries Survial, Norvial, La Chira, GyM Ferrovías, and Concesionaria Vía Expresa Sur.

Hernando Graña. See “—Board of Directors.”

Juan Lambarri. Mr. Lambarri joined the group in 1982. He currently holds the position of Engineering and Construction Area officer. He previously served as the chief executive officer of our subsidiary GyM from 2001 until January 2014. He holds a degree in engineering from Pontificia Universidad Católica del Perú. He has pursued a postgraduate Senior Management Program at Universidad de Piura. He is currently a member of the Boards of Directors of our subsidiaries GyM, STRACON GyM, Morelco, Vial y Vives-DSD and GMI.

Luis Díaz. Mr. Díaz joined the group in 1993, and has been our chief operating officer since 2015. Before that, he served as Infrastructure officer between April 2013 and December 2014, and as the chief executive officer of our subsidiary GMP between 2011 and April 2013. He holds a degree in industrial engineering, and an MBA from University of Pittsburgh. He also served as the deputy chief executive officer of GMP from 2009 to 2011; chief financial officer of Graña y Montero from 2004 to 2009; and chief financial officer of our subsidiary GyM from 2001 to 2004. He is a member of the Boards of Directors of GyM, GMP, Concar and COGA.

Jaime Dasso. Mr. Dasso joined the group in 1991, and holds the position of Services Area officer. In 2000, he was appointed chief executive officer of our subsidiary GMD. He is an electronic engineering graduate and has a master’s degree in software development from the Institute of Technology, USA. He was the chief commercial officer of GMD from 1994 to 1999. He is currently a member of the Boards of Directors of GMD, Concar and CAM, and is the chairman of the Board of Directors of GSD.

Walter Silva Santisteban. Mr. Silva Santisteban joined the group in 1981 and currently holds the position of commercial director of the Engineering and Construction Area. He was the chief executive officer of GMI from 1998 until 2014, and now serves as the chairman of the Board of Directors of GMI. He holds a degree in Civil Engineering from Universidad Nacional de Ingeniería (UNI).

Jaime Targarona. Mr. Targarona joined the group in 1996, and has been the chief executive officer of Concar since 2005. He holds a degree in civil engineering from Universidad Autónoma De Guadalajara, Mexico, and has a master’s degree in business administration from Universidad San Ignacio de Loyola. He also pursued the Senior Management Program at Universidad de Piura. He has previously worked as a civil engineer in different projects, as the chief commercial officer of our subsidiary GyM’s Special Projects Divisions, and as the chief executive officer of GyM Mexico. In addition, he is a member of the Board of Directors of our subsidiary Concar.

Rolando Ponce. Mr. Ponce joined the group in 1993 and has served as the chief executive officer of our subsidiary Viva GyM since 2008, and as our chief Real Estate Area officer since 2014. He holds a degree in civil engineering from Universidad Ricardo Palma. He also holds a master’s degree in construction and real estate business management from Pontificia Universidad Católica de Chile-Politécnica de Madrid, Spain. He previously served as manager of GyM’s Real Estate Division. He is currently a member of the Boards of Directors of our subsidiaries Viva GyM and Almonte.

Renato Rojas. Mr. Rojas joined the group in 1995, and has served as the chief executive officer of GyM since February 2014. Prior to that, he held the position of manager of GyM’s Civil Works Division from 2010 to 2014, and of assistant manager of that same division from 2002 to 2010. He holds a degree in civil engineering from Pontificia Universidad Católica del Perú. In addition, he pursued a master’s in company management at Universidad de Piura. He is currently a member of the Boards of Directors of GMI and GyM.

Hugo González. Mr. González joined the group in 1997, and has been the chief executive officer of GMD since February 2014. He held the positions of manager of the Technology Solutions Division of GMD from 2008 to 2014, and manager of the Technology Outsourcing Division of GMD from 2005 to 2008. He graduated in systems engineering from Universidad de Lima. In addition, he holds a master’s degree in general strategic management, with a double degree from Maastricht School of Management and Pontificia Universidad Católica del Perú (Centrum Católica). He is currently a member of the Board of Directors of GMD.

Maritza Zavala. She joined the group in 1997, and has served as chief technology officer since September 2013. She was IT Officer of GyM from 2000 until 2013. Mrs. Zavala holds a degree in industrial engineering from Universidad de Lima, and has a master’s degree in international business administration from Nova Southeastern University, Fort Lauderdale Florida, USA.

Reynaldo Llosa. Mr. Llosa joined the group in 2014, and has served as the chief executive officer of GMP since February 2014. He holds a degree in mechanical engineering from University of Houston, as well as an MBA from Universidad de Piura. He has completed several technical and executive programs, including certificate programs at Rice University and Northeastern Kellogg School of Management. He served as the chief executive officer of BPZ Energy from 2010 to 2013. Prior to that, he had worked in Schlumberger for 25 years, the last 15 of which he spent in management positions.

Eduardo Villa Corta. Mr. Villa Corta joined the group in 1995, and has served as chief executive officer of GMI since February 2014. He was the chief technical officer of GyM from 2010 to 2014; and GMI’s manager of the Industry Division from 2003 to 2010. In 2000 he joined GyM Mexico as its chief executive officer. He holds a degree in civil engineering from Pontificia Universidad Católica del Perú. In addition, he pursued an MBA at Universidad de Piura. He is currently a member of the Board of Directors of our subsidiary GMI.

Klaus Winkler. Mr. Winkler joined the group in 2011, and has served as chief officer of CAM since 2007, and country manager in Chile since April 2013. He holds a degree in business from Universidad Gabriela Mistral de Chile, and an MBA from Stanford University. He previously worked as the chief executive officer of Compañía Americana de Multiservicios Ltda. (currently CAM Chile) from 2007 to 2011, and held several management positions during his last 15 years with Grupo Endesa in Chile, Spain and the U.S. He is currently a member of the Boards of Directors of Vial y Vives-DSD S.A and CAM.

César Neyra. Mr. Neyra joined the group in 2003, and has been our internal auditing and management processes officer since then. He graduated from Universidad Nacional Federico Villarreal, with a degree in accounting, and has a master’s in business administration and finance from Universidad del Pacífico. He also studied Quality Improvement Systems and graduated from the Six Sigma Methodology Program at Caterpillar University in Mexico and the U.S.

Nuria Esparch. Mrs. Esparch joined the group in September 2014, and is our chief officer of Institutional Relations. She holds a degree in Law from Pontificia Universidad Católica del Perú and a master’s in public administration from Maxwell School of Citizenship and Public Affairs from Syracuse University in New York. Mrs. Esparch was a senior manager of communications and external relations for Río Tinto’s La Granja project, and had previously worked for 2 years doing research and consultancy work for the public sector as affiliated.

Antonio Cueto. Mr. Cueto joined the group in 1996 and has been our infrastructure area officer since January 2015. He formerly served as country manager in Chile and held different management positions in the Group. He holds a degree in economics from Universidad Católica del Perú and has a masters degree in business administration from Universidad del Pacífico. He also has Master’s in management and finance from HEC (France). He is a director of our subsidiaries GMP, GyM Ferrovías, Norvial and Survial.

Stephen Dixon. Mr. Dixon joined the group in 2012, and has served as Chief Executive Officer of STRACON GyM S.A. since 2015. Prior to that, he held the position of chief operating officer of STRACON GyM from 2012 to 2014 and had served as chief executive officer of STRACON S.A.C. Mr. Dixon holds the New Zealand certificate of (civil) engineering from Wellington. In addition, he has pursued studies in finance at London Business School. He is currently a member of the Board of Directors of STRACON GyM S.A.

Arturo Serna. Mr. Serna has been part of the group since 2014, when we acquired the majority shareholding of Morelco where he now serves as chief executive officer. Mr. Serna has a degree in chemistry from Universidad del Valle, and over 35 years’ experience. He has held the position of chief executive officer of Morelco for 17 years. He is also a member of the Board of Directors of said company,

Maria Sabogal. Mrs. Sabogal joined the group in December 2012, she is our legal finance officer. She graduated from Law School at Universidad de Lima. She was a partner at Estudio Grimaldo for 8 years and had previously served as the manager of EY Law for 3 years.

Eduardo Guzman. Mr. Guzman joined the group in 2012 and has served as chief executive officer of Vial y Vives-DSD ever since. Prior to that, he was the executive director of Vial y Vives S.A. He has a degree in civil engineering from Universidad de Chile and has pursued the postgraduate PADE program at Universidad de Los Andes.

Manuel Wu. Mr. Wu is a civil engineer from the Pontificate Catholic University of Peru and holds a Master’s degree in business administration from the University of Piura, Peru. He joined the G&M Group in 2001, and acted as Chief Technical Officer for the Oil and Gas, Electricity, Infrastructure and Sanitation areas of GyM S.A. from 2003 until 2007. He became Manager of Purchases and Logistics of GyM S.A. in 2007, and General Manager of the Consortium Lima Actividades Comerciales comprised by GyM S.A. and Aguas de Barcelona from 2009 until 2011. Since 2011, he has worked as Chief Executive Officer of GyM Ferrovias S.A.

Arturo Isenrich. Mr. Isenrich joined the group in 2007, and has been the Compliance Officer since November 2008. He is a business administrator a degree from Universidad del Pacífico.

Luis Fukunaga. Mr. Fukunaga joined the group in 2002 and has been our Roads Concessions Manager in the Infrastructure Area since October 2012. In addition, he has held several management positions, including Chief Executive Officer of Survial S.A and Concesión Canchaque S.A.C. He is a civil engineer with a degree from Universidad de Piura. He also completed a MBA at ESAN with studies at Kenan Flagler Business School–University of North Carolina at Chapel Hill, and completed a Financial Management Program at Universidad de Piura. He currently serves as Director of our subsidiaries Survial, Norvial, Concesionaria Vía Expresa Sur and Concar.

Manuel Fernandez. Mr. Fernandez joined the group in 2015 as Chief Executive Officer of Adexus. He worked 10 years in Emerson, the last four as Vice President Sales and Operations Latin America for Emerson Network. Before he worked in Telefonica Group occupying different positions in Spain and Latin America. The last positions were in Peru as Telefonica Shared Services General Manager and Telefonica del Peru Resources Vice-President. He is an industrial engineer by ETSII Madrid and has two MBAs by CEPADE, Universidad Politecnica and by IDE (Insitituto Directivos de Empresa) Madrid. He also has degrees of Senior Management Program at Universidad de Piura and IESE-Harvard School of Management Madrid.

Executive Commission

The Executive Commission is currently comprised by our Chief Executive Officer, the Business Segment Executive Officer for each of the four segments, the President of the Infrastructure Area and the corporate officers. The Executive Commission evaluates, at the management level, among other matters, our strategic plan, annual budget and annual investment plan.

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

In 2015, total compensation paid to our board of directors amounted to S/. 2,188,382 including compensation paid to directors that serve on our subsidiaries’ board of directors. In 2015, total compensation paid to our executive officers amounted to S/.25,559,169. See “Item 4.B Information on the Company—Business Overview—Regulatory Matters—Labor Regulations” for additional information on profit sharing regulatory requirements.

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

Audit and Process Committee

Our Audit and Process Committee is comprised of three directors, all of which are independent in accordance with the SEC rules applicable to foreign private issuers. The current members of our Audit and Process Committee are Mr. Federico Cúneo, Mr. Hugo Santa Maria, and Mr. Mark Hoffmann, who was appointed in January 2016. These directors have extensive business and economic experience in Peru; however, in accordance with SEC rules, we disclose that only Mr. Federico Cúneo qualifies as a “financial expert.” Our Audit and Process Committee oversees our corporate accounting and financial reporting process. The Audit and Process Committee is responsible for:

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

Human Resource Management and Social Responsibility Committee

Our Human Resource Management and Social Responsibility Committee is comprised of three directors, all of which are independent in accordance with SEC rules applicable to foreign private issuers. The current members of the committee are Mr. Federico Cúneo, Mr. Mark Hoffman and Mr. Pedro Errazuriz, who was appointed in January 2016. The Human Resource Management and Social Responsibility Committee is responsible for:

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

Engineering and Construction Committee

Our Engineering and Construction Committee supervises the operations of our E&C segment, and is comprised of five directors. The current members of the committee are Mr. José Graña, Mr. Mario Alvarado, Mr. Hernando Graña, Mr. Carlos Montero and Mr. Hugo Santa Maria who was appointed in January 2016.

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

We have developed an extensive and talented team, including more than 3,600 engineers, that gives us the capability and scale to undertake large and complex projects. We also have access to a network of approximately 156,000 manual laborers throughout Peru that can supplement our workforce when required by our projects. Moreover, we have the flexibility to engage our own workers on projects outside Peru, avoiding the need to seek new employees in other countries.

As of December 31, 2015, we had a total of 32,906 full-time employees, including approximately 11,206 manual laborers, a number that fluctuates depending on our project backlog. At such date, we also worked with 3,857 employees of subcontractors. Occasionally, we employ subcontractors for particular aspects of our projects, such as carpenters, specialists in elevator installation and specialists in glassworks. We are not dependent upon any particular subcontractor or group of subcontractors. As of December 31, 2015, 42% of our employees worked outside Peru. The following table sets forth a breakdown of our employees by category as of December 31, 2015.

Salaried Employees	E&C	Infrastructure	Real Estate	Technical Services	Corporate	TOTAL
Engineers	1,850	193	39	1,506	19	3,607
Other Professionals	732	106	41	422	101	1,402
Technical specialists	1,364	257	46	8,013	17	9,697
Manual Laborers(1)	11,026	—	—	—	—	11,026
Joint operation employees(2)	2,553	—	—	764	—	3,317
Subtotal	17,525	556	126	10,705	137	29,049
Subcontracted employees	2,796	164	—	897	—	3,857
Total	20,321	720	126	11,602	137	32,906

(1)	The number of manual laborers, who form part of our network of approximately 156,000 manual laborers, varies in relation to the number and size of projects we have in process at any particular time.

(2)	Includes engineers, professionals, technical specialists and manual laborers employed by our joint operations. The following chart sets forth the growth of our total employees from December 31, 2013 to December 31, 2015.

Total Employees

Our talent development system has allowed us to develop a team of professionals who are able to design and implement sophisticated projects. Our talent development system is based on three main pillars: (i) specialized training for all levels, including senior management; (ii) mentoring; and (iii) feedback from managers to employees.

We have implemented programs to attract young and qualified candidates. Our Trainee, Academic Excellence and Young Engineers programs, offer various types of internships and training opportunities to engineering students and recent graduates, rewarding the most successful candidates with the opportunity to work as full-time, permanent employees. Our focus is not only to attract talented people but also to retain them. Therefore, during the last eight years we have worked together with Great Place to Work ®, a human resources consulting, research and training firm, to measure our employee’s satisfaction with the working environment. According to studies carried out by Great Place to Work ® during 2015, 72% of our engineers, technical specialists and other professional employees confirmed that we are a “great place to work.” Moreover, our subsidiaries Viva GyM, Stracon GyM, and GMD were recognized by Great Place to Work ® as being among the 45 best companies to work for in Peru. In April 2015, our subsidiary Viva GyM was recognized by Great Place to Work among the best 25 companies in Latin America.

Through our Graña y Montero Academy, we offer continuing education opportunities through a wide selection of courses and training programs targeted at each level. We believe the knowledge that our employees gain through these programs is reflected in the way they work and relate to our clients, adding value in every step. During 2015, we invested more than US$7.5 million in continuing education, reaching approximately 386,047 hours of capacitation activities for our employees.

We place significant emphasis on instilling our core corporate values of quality, professionalism, reliability and efficiency on our employees, and on promoting safety, environmental sustainability and social responsibility throughout the entire organization. Our Code of Conduct and Charter of Ethics regulate the conduct of our employees while promoting the foregoing values. In addition, our employees participate in ethics seminars on a periodic basis.

Substantially all of our manual laborers and some our other employees are members of labor unions. Our practice is generally to extend the benefits we offer our unionized employees to non-unionized employees. We consider our current relationship with unions to be positive.

In our E&C segment, collective bargaining agreements are negotiated at two levels: (i) on an annual basis between the National Federation of Civil Construction and the Peruvian Chamber of Construction, without our direct involvement; and (ii) on a per project basis directly between the unions and our project committees, in accordance with such annual agreement. In addition, some of the personnel in our gas processing plant belongs to the labor union Unicode Workers Union GMP S.A. In addition, we currently have collective bargaining agreements with some of our gas processing plant workers. In the case of our operation and maintenance of infrastructure assets business, some of our personnel in CAM Perú are subject to a collective bargaining agreement. These collective bargaining agreements are negotiated on an annual basis.

Safety

We safeguard the health and safety of our employees and of all the persons present in our operations and services. To that end, we provide safe work conditions, we manage risks in a timely manner and we promote a culture of prevention, starting from the leadership and commitment of our senior management.

In 2015, the Graña y Montero Group (including our four business areas) reached a total of 127,379,277 hours worked. During this period, we reported an accident frequency index (FI) of 0.39 accidents calculated over 200,000 hours worked. In 2014, we completed 124,422,434 hours worked with an accident frequency index of 0.59 accidents calculated over 200,000 hours worked. In 2013, our frequency index was 0.49 calculated over 117,584,768 hours worked.

Our occupational health and safety management system in our subsidiaries GyM, GMP, GMI, GMD and CAM and Vial y Vives – DSD and Morelco are certified by OHSAS 18001. We believe a safe job site contributes to our reputation and ability to gain new business while enhancing employee morale and reducing costs and exposure to liability. We train our employees in safety, environment, occupational health and related topics, and have trained and certified experts in risk management and prevention who disseminate and regulate risk prevention standards and procedures. To ensure safe conditions, we perform preventive and routine maintenance on all of our properties, worksites, systems and machinery, and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those properties in accordance with applicable regulation. Furthermore, we continually monitor, test, and record the effectiveness of our safety measures and assure that the highest risk segments receive the highest priority for scheduling internal inspections or tests for integrity.

E.	Share Ownership

As of December 31, 2015, persons who are currently members of our board of directors and our executive officers held as a group 200,019,922 of our common shares. This amount represented 30.30% of our outstanding share capital as of such date.

Our directors and executive officers hold, in the aggregate, less than 1% of our outstanding share capital, with the exception of: Mr. José Graña who owns 117,538,203 common shares, representing 17.81% of our outstanding share capital, through GH Holding Group; Mr. Carlos Montero who owns 33,785,285 common shares, representing 5.12% of our outstanding share capital, through Bethel Enterprises; Mr. Mario Alvarado who owns 22,432,223 common shares, representing 3.40% of our outstanding share capital, through Byron Development; Mr. Hernando Graña who owns 15,450,061 common shares, representing 2.34% of our outstanding share capital; and Mr. Juan Manuel Lambarri who owns 10,010,271 common shares, representing 1.52% of our outstanding share capital.

Our other directors and executive officers who in the aggregate hold less than 1% interest in our company are: Mr. Walter Silva Santisteban, Mr. Luis Díaz, Mr. Gonzalo Ferraro, Mr. Antonio Rodríguez, Ms. Mónica Miloslavich, Ms. Claudia Drago, Mr. Jaime Targarona, Mr. Renato Rojas, Mr. Hugo Gonzalez, Mr. Antonio Cueto, Mr. Hugo Santa Maria and Mr. Federico Cuneo.

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

As of December 31, 2015, our issued and outstanding share capital was comprised of 660,053,790 common shares. The following table sets forth the beneficial ownership of our common shares as of December 31, 2015 based on information provided to us by CAVALI S.A. ICLV, the Peruvian clearing house.

Shareholder	Number of shares	Percentage owned
GH Holding Group(1)	117,538,203	17.81%
IN-CARTADM (AFP Integra-Sura Group)	39,656,375	6.01%
Bethel Enterprises Inc.(2)	33,785,285	5.12%
PR-CARTADM (Profuturo AFP-Grupo Scotiabank)	36,968,166	5.60%
Other Shareholders (3)	181,065,621	27.43%
JPMorgan Chase Bank NA, as depositary for the holders of ADS	251,040,140	38.03%

Total	660,053,790	100%

(1)	Mr. José Graña indirectly owns 117,538,203 common shares, representing 17.81% of our outstanding share capital, through GH Holding Group.

(2)	Mr. Carlos Montero indirectly owns 33,785,285 common shares, representing 5.12% of our outstanding share capital, through Bethel Enterprises Inc.

(3)	The following directors and executive officers hold directly or indirectly common shares of our outstanding share capital:

(a)	Mr. Mario Alvarado, director and Chief Executive Officer, indirectly owns 22,432,223 common shares, representing 3.40% of our outstanding share capital, through Byron Development;

(b)	Mr. Hernando Graña, director, Executive President of GyM and director in certain of our subsidiaries, owns 15,450,061 common shares, representing 2.34% of our outstanding share capital;

(c)	Mr. Juan Lambarri, Corporate Engineering and Construction Officer, owns 10,010,271 common shares, representing 1.52% of our outstanding share capital;

(d)	Mr. Walter Silva Santisteban, Commercial Director of the Engineering and Construction Area, Mr. Luis Díaz, Chief Operational Officer, Mr. Gonzalo Ferraro, President of the Infrastructure Area, Mr. Antonio Rodríguez, our Chief Commercial Officer, Ms. Mónica Miloslavich, our Chief Financial Officer, Ms. Claudia Drago, our Chief Legal and Corporate Affairs Officer, Mr. Jaime Targarona, Chief Executive Officer of Concar, Mr. Hugo Gonzalez, Chief Executive Officer of GMD, Mr. Renato Rojas, Chief Executive Officer of GyM, Mr. Antonio Cueto, Infrastracture Area Officer, Mr. Hugo Santa Maria, a member of our Board of Directors and Mr. Federico Cuneo, a member of our Board of Directors, hold in aggregate less than 1% of our outstanding share capital.

As of December 31, 2015, 46 record holders of our common shares were located in the United States, according to CAVALI.

Certain of our shareholders directly or indirectly own shares of our subsidiaries: Mr. Renato Rojas, Chief Executive Officer of GyM owns 108,854 common shares of GyM, representing 0.04% of its outstanding capital share; Mr. Walter Silva Santisteban, Commercial Director of the Engineering and Construction Area owns 119,162 common shares of GMI, representing 1.40% of its outstanding capital share; Mr. Jaime Targarona, Chief Executive Officer of Concar, owns 47,368 common shares of Concar, representing 0.18% of its outstanding capital share; Mr. Hugo Gonzalez, Chief Executive Officer of GMD owns 3,949 shares of GMD, representing 0.03% of its outstanding capital share; and Mr. Rolando Ponce Vergara, Chief Executive Officer of Viva GyM and Real Estate Corporate Officer, owns 928,751 common shares of Viva GyM, representing 0.41% of its outstanding capital share. The following table sets forth the changes in beneficial ownership of our common shares from December 31, 2012 to December 31, 2015, based on information provided to us by CAVALI, S.A. ICLV.

	As of December 31, 2012		As of December 31, 2015
Shareholders	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned
GH Holding Group(1)	117,538,203	21.05	117,538,203	17.81
IN-CARTADM (AFP Integra-Sura Group)	64,017,772	11.47	39,656,375	6.01
PRIMA AFP	65,889,092	11.80	5,265,238	0.80
AFP HORIZONTE	52,121,191	9.34	—	—
Bethel Enterprises Inc.(2)	33,785,285	6.05	33,785,285	5.12
PR-CARTADM (Profuturo AFP-Grupo Scotiabank)	29,965,919	5.37	36,968,166	5.60
JPMorgan Chase Bank NA, as depositary for the holders of ADS)	—	—	251,040,140	38.03

(1)	Mr. José Graña Miró Quesada indirectly owns 117,538,203 common shares, representing 17.81% of our outstanding share capital, through GH Holding Group.

(2)	Mr. Carlos Montero Graña indirectly owns 33,785,285 common shares, representing 5.12% of our outstanding share capital, through Bethel Enterprises Inc.

Our major shareholders do not have differing voting rights.

B.	Related Party Transactions

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

Related Party Transactions

The following set forth the related party transactions we have entered into in 2013, 2014 and 2015:

●	landscaping design services agreement entered into among Claudia Gutierrez de Alvarado, Mario Alvarado Pflucker’s spouse, as designer, and Viva GyM, as customer, for an aggregate amount of US$7,225 in 2013;

●	architectural services agreements entered into among Mr. Oscar Borasino, Mario Alvarado Pflucker’s brother-in-law, as architect, and Viva GyM, as customer, for an aggregate amount of US$352,856 between 2013 and December 31, 2015;

●	architectural services agreements entered into among Mr. Oscar Borasino, Mario Alvarado Pflucker’s brother-in-law, as architect, and Graña y Montero S.A.A., as customer, for the project Chinchero, for an aggregate amount of US$ 27,300 in 2014;

●	our subsidiary CAM Chile has entered, as customer, into a service agreement with the company Inversiones y Asesorias la Villa Ltda, a company of our CAM Chile’s director Christian Neely, for an aggregate amount of US$ 33,371 between 2014 and 2015;

●	our subsidiary CAM Chile has entered, as customer, into a service agreement with the company Asesorias e Inversiones Enrossco Limitada, a company of our CAM Chile’s director Enrique Rosselot, for an aggregate amount of US$ 93,192 between 2014 and 2015;

●	our subsidiary CAM Chile has entered, as customer, into a service agreement with the company Consultora San Pedro y San Pablo Limitada, a company of our director Pedro Pablo Errazuriz, for an aggregate amount of US$ 43,837 between 2014 and 2015;

●	our subsidiary GMD has entered into a service agreement with KLM Consulting, a company of Mario Alvarado’s uncle, for the project Recaudo for an aggregate amount of US$310,088 between 2013 and 2015;

●	our subsidiary Stracon GyM has entered into several service agreement with one of its directors Mr. Miguel Aramburu for an aggregate amount of US$ 31,237 between 2013 and 2015;

●	our subsidiary Stracon GyM has entered into an operation management service agreement with Stracon S.A.C., a company of our Stracon GyM’s partner, Mr. Stephen Dixon for an aggregate amount of US$ 4,383,034 between 2013 and 2015;

●	advertising services agreements entered among Servicios Empresariales El Administrador E.I.R.L., a company related to Rolando Ponce Vergara’s brother, as advertising intermediary, and Viva GyM as customer, for an aggregate amount of US$86,538 between 2013 and 2015;

●	lease agreement for administrative offices entered among Sistemas y Redes Cia, one of Adexus shareholders, as lessor, and our subsidiary Adexus as lessee, for an aggregate amount of US$ 5,330,139 between 2013 and 2015;

●	lease agreement for vehicles used by our subsidiary Adexus in some operations entered with Microrenta, a company owned by one of Adexus shareholders, for an aggregate amount of US$ 5,212,972 between 2013 and 2015;

●	advising services agreement entered among our subsidiary Morelco S.A.S. and Engineering and Advising S.A.S, a company owned by Arturo Serna Henao, Morelco’s Chief Executive Officer, for an aggregate amount of US$ 194,746 during 2015;

●	our subsidiary Morelco S.A. entered into a service provision agreement for uniforms, shoes, helmets and goggles for the employees at the project for an aggregate amount of US$ 45,279; and

●	between 2013 and December 31, 2015, our company and our subsidiaries GyM, Concar, GMD, Viva GyM, GMI, Survial, Norvial, STRACON GyM and CAM Perú paid an aggregate amount of US$ 2,783,989.56 to Editora El Comercio S.A., of which José Graña Miró Quesada is a shareholder, for advertising, publishing and editing services.

During the three years prior to the date of this annual report, our subsidiary Viva GyM had entered into purchase agreements for an aggregate amount of US$ 13,686,973 for the sale of apartments with the following related parties: Mr. José Graña, our president of the board of Directors, Mr. Hernando Graña, one of our directors and a director of GyM, STRACON GyM, Vial y Vives - DSD, and Transportadora de Gas del Perú, and Executive Officer of GyM; Ms. Yamile Brahim, José Graña’s niece; Enriqueta Graña Miró Quesada, Jose Graña’s sister; Mr. Rolando Ponce, Chief Executive Officer and director of Viva GyM; Ms. Jenny Ponce, Rolando Ponce’s aunt; Mr. Daniel Graña, Hernando Graña’s son; Mr. Santiago Graña, Hernando Graña’s nephew; Mr. Sergio Graña, Hernando Graña’s son; Ms. Maria Teresa Saavedra, Rolando Ponce’s spouse; Mr. Juan Manuel Lambarri, Chief Executive Officer of the Engineering and Construction area and director of GyM, STRACON GyM, Vial y Vives - DSD, Morelco and GMI; Ms. Viviana Figueroa, Juan Manuel Lambarri’s spouse; Mr. Martin Ferraro, Gonzalo Ferraro’s son; Ms. Maria Teresa Graña, director of GMI S.A., GyM Ferrovías S.A, and Viva GyM S.A.; Mr. Luis Diaz Imiela-Gentimur, Luis Díaz’s father; Octavio Cabrera GyM’s GyM’s Division Manager; Victor Cuadros our Engineer and Construction International Director, and Eduardo Roe, Mario Alvarado’s brother in law. The description above in this Item 7.B. does not include transactions among the company and its subsidiaries, joint operations and associated companies. See note 12 to our audited annual consolidated financial statements included in this annual report.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See exhibits to this annual report.

Legal and Administrative Proceedings

We may, from time to time, become subject to various legal and administrative proceedings that are incidental to the ordinary conduct of our business. We are currently not party to any material legal or administrative proceedings. As of December 31, 2015, we had recorded provisions amounting to S/.15.0 million in connection with legal and administrative proceedings. See note 22 to our audited annual consolidated financial statements included in this annual report.

Dividends and Dividend Policy

Dividend Policy

Our current dividend policy, adopted on March 26, 2013, is to distribute between 30% and 40% of the net profit from the preceding year, as long as we hold such net profit on a consolidated basis. Holders of our common shares are entitled to receive dividends on a pro rata basis in accordance with their respective number of shares held. Our dividend policy can be modified by a favorable vote of a majority of our shareholders and any changes become effective 30 days after approval.

Article 23 of our by-laws establishes that dividends distribution must be approved by our shareholders during the annual shareholders’ meeting. The recommendation of our board of directors is required for the distribution of interim dividends, which must be subsequently ratified at a shareholders’ meeting.

Under Peruvian law, companies may distribute up to 100% of their profit (after payment of income tax) subject to a 10% legal reserve until the legal reserve equals 20% of the total value of their capital stock. According to Article 40 of the Peruvian Corporate Law, in order to distribute dividends, profits must be determined in accordance with the individual financial statements of the company.

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

The indentures of the Senior Secured Notes issued by GyM Ferrovías and the Corporate Bonds issued by Norvial, contain, respectively, certain customary covenants, including restrictions on our ability to pay dividends if we are in default under the agreement, and our medium term loan with Credit Suisse imposes, certain limitations in an event of default, on our ability to distribute cash dividends. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Holders of common shares are not entitled to interest on accrued dividends. In addition, under Article 232 of the Peruvian Corporate Law, the right to collect accrued dividends declared by a publicly-held company expires ten years from the original dividend payment date.

Previous Dividend Payments

The following table sets forth the amounts of cash dividends declared and paid since 2014 for our common shares.

	Dividends Paid	Per Share
	(in S/.)
2014	112,126,908	0.169875409
2015	104,910,523	0.158942384
2016	30,854,000	0.046700000

B.	Significant Changes.

The Company is not aware of any significant changes since the date of the financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Market Price of Our Common Shares and ADSs

Our ADSs

On July 29, 2013, we completed our initial equity offering in the United States of 19,534,884 ADSs, representing 97,674,420 common shares. Our ADSs are listed on the New York Stock Exchange under the symbol “GRAM.” On December 31, 2015, the closing price on the New York Stock Exchange was US$2.94 per ADS.

The following table sets forth, since the day we listed our ADSs on the New York Stock Exchange the annual high and low market prices for each financial year, for the two most recent full financial years the high and low market prices for each full financial quarter and for the most recent six months the high and low market prices for each month in U.S. dollars of our ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

	High	Low
Full year:	in US$
2013 (since July 29)	22.07	18.52
2014	21.97	11.70
2015	12.68	2.88
Quarters:
2014
First Quarter	21.97	17.25
Second Quarter	18.23	16.1
Third Quarter	18.27	15.02
Fourth Quarter	15.03	11.70
2015
First Quarter	12.68	7.76
Second Quarter	8.82	7.15
Third Quarter	7.21	3.56
Fourth Quarter	4.22	2.88

Last Six Months:	High	Low
2015	in US$
October	4.22	3.80
November	3.96	3.15
December	3.20	2.88
2016
January	2.86	2.20
February	4.20	2.29
March	4.06	3.60
April (through April 21)	7.64	3.93

Our Shares

Our common shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “GRAMONC1”. On December 31, 2015, the closing price on the Lima Stock Exchange was S/.1.97 per common share. Our shares represent 2.2% of the S&P/BVL Peru General Index 2015 portfolio. As of December 31, 2015, 46 record holders of our common shares were located in the United States, according to CAVALI.

The following table sets forth for the five most recent full years and for the current year the high and low closing prices of our common shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	High	Low
	(in S/.)
2011	6.90	4.60
2012	9.70	6.30
2013	12.79	9.76
2014	12.30	6.90
2015	7.30	1.94

The following table sets forth for the three most recent full financial years the annual high and low market prices for each financial year, and for the two most recent full financial years the high and low market prices for each full financial quarter, as well as the average daily trading volume for such periods, of our common shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	High	Low	Average Daily Trading Volume
	(in S/.)
Full year:
2013	12.79	9.76	267,797
2014	12.30	6.90	283,357
2015	7.30	1.94	150,100
Quarters:
2014:
First quarter	12.30	9.65	295,868
Second quarter	10.15	9.00	276,751
Third quarter	10.15	8.75	282,676
Fourth quarter	8.60	6.90	277,865
2015:
First quarter	7.30	4.80	156,468
Second quarter	5.45	4.55	110,936
Third quarter	4.60	2.38	153,138
Fourth quarter	2.68	1.94	181,680

The following table sets forth for each of the most recent six months the high and low closing prices of our common shares on the Lima Stock Exchange as reported by the Lima Stock Exchange.

	High	Low
	(in S/.)
Last Six Months 2015
November	2.63	2.18
December	2.18	1.94
2016:
January	1.97	1.60
February	3.00	1.60
March	2.85	2.48
April (through April 21)	4.95	2.70

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are traded on the Lima Stock Exchange and our ADSs are traded on the New York Stock Exchange.

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of December 31, 2015, there were 276 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation. As of December 31, 2015, Lima Stock Exchange had a share capital of S/. 71,482,810, divided into 68,172,377 class “A” shares and 3,310,433 class “B” shares of par value S/.1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2015, the Lima Stock Exchange had 147 class “A” shareholders and 63 class “B” shareholders.

Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. From the second Sunday of March through the first Sunday of November of each year, trading hours are Monday through Friday (except holidays) as follows: 8:20 a.m.-8:30 a.m. (pre-market ordering); 8:30 a.m.-2:55 p.m. (trading); 2:55 p.m.-3:00 p.m. (after-market sales); and 3:00 p.m.-3:10 p.m. (after-market trading). At all other times, trading hours are from Monday to Friday (except holidays) as follows: 9:00 a.m.-9:30 a.m. (pre-market ordering); 9:30 a.m.-3:55 p.m. (trading); 3:55 p.m.-4:00 p.m. (after-market sales); and 4:00 p.m.-4:10 p.m. (after-market trading).

Substantially all of the transactions on the Lima Stock Exchange are traded on the electronic system. Transactions during the electronic sessions are executed through brokerage firms and stock brokers on behalf of their clients. Brokers submit orders in the order in which they are received. The orders must specify the type of security as well as the amount and price of the proposed sale or purchase. In order to control price volatility, the Lima Stock Exchange imposes a 15-minute suspension on trading when the price of a security varies on a single day by more than 15% for Peruvian companies and 30% for non-Peruvian companies.

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	2011	2012	2013	2014	2015
Market capitalization (in millions of nuevos soles)(1)	327,823	391,181	337,226	360,960	309,412
Volume (in millions of nuevos soles)	21,587	19,951	16,124	17,301	12,001
Average daily trading volume (in millions of nuevos soles)	86	79	64	69	48

(1)	End-of-period figures for trading on the Lima Stock Exchange.

The stock market capitalization of companies listed on the Lima Stock Exchange was US$90.7 billion at the end of 2015, compared to US$121.6 billion, US$153.4 billion, US$120.7 billion and US$120.8 billion at the end of 2011, 2012, 2013, and 2014 respectively.

Total market volume in 2015 was US$3.5 billion, reflecting a 39.25% decrease compared with 2014. Equity market volume, which represented 54.0% of total market volume, ended the year at US$1.9 billion, 50.63% less than the previous year. The repo market, which represented 16.2% of total market volume, reported volume of US$569 million in 2015, reflecting a decrease of 35.2%.

The total number of operations in the market in 2015 decreased by 41.4%, closing the year at 94,755 operations. The number of operations in the equity market in 2015 declined by 43.2% amounting to 83,968 operations.

The S&P/BVL Peru General Index (Indice S&P/BVL Peru General) reached 19,473 points as of December 31, 2011. In 2012, the index registered an increase of 5.9% while in 2013, it reached 15,754 points, decreasing 23.6% compared to 2012. In 2014, it reached 14,794 points, decreasing 6.1% compared to 2013. In 2015, it reached 9,849 points, decreasing 33.4% compared to 2014.

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

Common Shares and ADSs

As of December 31, 2015, we had 660,053,790 common shares outstanding. As of December 31, 2015, there were 1,819 owners of record of our common shares. Our common shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange. Our ADSs are listed on the New York Stock Exchange.

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

Arbitration

Our by-laws include an arbitration clause applicable to disputes arising from the interpretation of our bylaws or Peruvian Corporate Law and their complementary provisions, among our company, our management and our shareholders. Any such arbitration will be subject to the regulations of the Arbitration Center of the Lima Chamber of Commerce. The material terms of the arbitration clause are as follows:

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

For purposes of Peruvian taxation:

●	individuals are residents of Peru, if they are Peruvian nationals who have established their place of residence in Peru or if they are foreign nationals with a permanence of more than 183 days in Peru in any 12-month period (in the latter case, the condition of Peruvian resident can only be acquired as of the 1st of January of the year following the fulfillment of residence conditions); and

●	legal entities are residents of Peru if they are established or incorporated in Peru.

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

In the event ADSs are exchanged into common shares and such common shares are disposed of, capital gains resulting therefrom will be subject to an income tax rate of either 5% or 30%, depending on where the transaction takes place. If the transaction is consummated in Peru, any capital gain will be subject to an income tax rate of 5%; and if the transaction is consummated outside of Peru, any capital gain will be subject to a 30% income tax rate. Peruvian income tax law regulations have stated with respect to the transfer of common shares that transactions are deemed to be consummated in Peru if the common shares are transferred through the Lima Stock Exchange. From 2016 through December 31 of 2019, pursuant to Law 30341, capital gains resulting from a transfer of common shares through the Lima Stock Exchange will be exempt of income tax, provided that the following conditions are met: (i) in any 12 month period, neither the seller or any person related to him or her must dispose of more than 10% of the total number of common shares issued by the company, and (ii) the shares must have a “market presence”, meaning that transactions in respect of those shares for a value exceeding 4 Tax Units (currently, PEN 15,800) shall have occurred in at least 27 business days out of any 180 business days period comprising the date of the transaction. Any gain resulting from the conversion of ADSs into common shares or common shares into ADSs will not be subject to taxation in Peru.

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

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you in light of your particular circumstances and does not address the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

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

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common shares or ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

This summary does not address the effects of the Medicare tax on net investment income or other United States income tax consequences such as United States federal estate or gift tax consequences, and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our common shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

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

Exchange Rate Risk

We are exposed to market risk associated with changes in foreign currency exchange rates. Our revenues and costs, and our assets and liabilities, are denominated in nuevos soles, U.S. dollars, Chilean pesos and, to a lesser extent, other currencies. In 2015, 56.6%, 21.0% and 22.4%% of our revenues were denominated in nuevos soles, U.S. dollars and other currencies (principally Chilean pesos), respectively, while 75.3%, 23.1% and 1.6% of our cost of sales during the year were denominated in nuevos soles, U.S. dollars and other currencies. In addition, as of December 31, 2015, 56.0%, 33.1% and 11.0% of our total debt was denominated in nuevos soles, U.S. dollars and other currencies, respectively. If, at December 31, 2015, the nuevo sol had strengthened/weakened by 2% against the U.S. dollar, with all other variables remaining constant, or pre-tax profit for the year would have increased/decreased by S/.1.7 million

Interest Rate Risk

We may from time to time incur variable interest rate indebtedness, and accordingly our financial expenses are affected by changes in interest rates. Based upon our indebtedness at December 31, 2015, and taking into account our interest rate derivative instruments, a change in interest rates of five percent (or 500 basis points) would impact our net profit by S/.91.6 million annually. This sensitivity analysis does not take into account indebtedness that we incur subsequent to December 31, 2015

Commodity Price Risk

We are exposed to market risk associated with changes in commodity prices, primarily for oil, steel and cement, which in aggregate represented a majority of our total input cost in 2015. We do not have long-term contracts for the supply of these key inputs. Based upon our consumption of these inputs during 2015, a 10% increase/decrease in the prices of each of oil, steel and cement would have increased/decreased our costs of sales by S/.75.4 million, S/.7.8 million and S/.1.8 million, respectively. However, based on our production of oil during 2015, a 10% increase/decrease in the price of oil would have increased/decreased our revenues by S/.87.2 million.

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

During 2015, the depositary reimbursed us for expenses in an aggregate amount of US$88,219.

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

We received approximately US$411.3 million in net proceeds from our initial public offering of ADSs in the United States. These proceeds have, consistent with our disclosure in the Registration Statement, been used as follows: in the Infrastructure segment, the purchase of trains for Line 1 of the Lima Metro (US$178.4 million), the purchase of an additional stake of Norvial (US$18.6 million), the purchase of an additional stake in TGP (US$20 million), an investment in COGA (US$ 25.3 million), the initial equity investment in Via Expresa Sur (US$10 million) and the equity contribution of GSP (US$ 65.3 million); in the Real Estate segment, the purchase of land (US$15.2 million); and in the E&C segment the acquisition of Morelco in Colombia (US$78.5 million).

We expect to use the remaining net proceeds from the offering for capital expenditures, including potential investments and acquisitions, and other general corporate purposes in our business segments, in order to take advantage of growth opportunities that we foresee in our markets.

Item 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2015, our disclosure controls and procedures were not effective as a result of the material weakness in internal control described below.

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

In our assessment of the effectiveness of internal controls over financial reporting as of December 31, 2015, we determined that a control deficiency existed that constituted a material weakness, as a result of inadequate controls over segregation of duties in certain activities within four of our subsidiaries, namely, Survial, GMP, GYM Ferrovias and Vial y Vives. In particular, certain persons at such subsidiaries had access to conduct conflicting accounting operations, which would be against our accounting policies. The internal controls we had in place to detect these conflicts in our segregation of duties failed, because we failed to gather all of the applicable information, as a consequence of the process of information gathering being conducted manually. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of the material weakness described above, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2015, based on the 1992 criteria in Internal Control-Integrated Framework, issued by the COSO.

Management has concluded that, regardless of the material weakness described above, the financial statements fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in this report.

We continue to evaluate our internal control over financial reporting and are taking remedial actions to address the material weakness that has been identified. To this end, in particular, we are in the process of reviewing our employees’ access throughout our accounting systems. We also plan to deploy new information technology tools in order to improve our control over the segregation of accounting duties. We are particularly focused on activities that are currently undertaken manually. Furthermore, moving forward, we will continue to monitor and assess our remediation activities to address the material weakness discussed above through remediation as soon as practicable.

The implementation of these measures may not fully address the existing material weakness in our internal control over financial reporting and we cannot yet conclude that it has been, nor can we ensure by what date it will be, fully remediated. The process of designing and implementing an effective reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3.D— We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.” If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Gaveglio, Aparicio y Asociados S.C. de R.L., a member of PricewaterhouseCoopers, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this annual report on Form 20-F, has issued an attestation report on management’s assessment of our internal control over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

See Item 18. Financial Statements.

D.	Changes in Internal Control Over Financial Reporting

We identified a material weakness in our internal control as described in Item 15 B above. There were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The current members of our Audit and Process Committee are Mr. Federico Cúneo, Mr. Hugo Santa Maria, and Mr. Mark Hoffmann.

Mr. Mark Hoffmann and Mr. Santa María have extensive business and economic experience in Peru, while Mr. Cúneo qualifies as a financial expert in accordance with SEC rules.

ITEM 16B.	CODE OF BUSINESS CONDUCT AND ETHICS

We are committed to responsible, upright and transparent conduct. We have a management system that enables us to communicate our fundamental principles to every level of the organization, offer confidential communication channels, and have a governance structure to investigate and remedy potential breaches.

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is available on our website www.granaymontero.com.pe. Information on our website is not incorporated by reference in this annual report.

If we make any substantive amendment to the code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in our website or in our next Form 20-F to be filed with the SEC. During the year ended December 31, 2015, no such amendment was made or waiver granted.

In 2015, we reinforced our ethics management system as a preventative measure. Our Board of Directors approved an anti-corruption compliance (FCPA) program, which establishes the leadership and commitment of senior management on this matter, defines supervisory bodies and the reporting lines, establishes new policies and procedures, identifies additional internal controls, and proposes training plans for the entire organization. This program applies to all companies in the group and to any third parties that may act on our behalf.

Within the program, the anti-corruption policy provides the guidelines required to avoid any act of corruption in our business or in our relations with any state entity, and reinforces the obligation to have precise accounting records and internal controls.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to the company by our independent registered public accounting firm, Gaveglio, Aparicio y Asociados S.C. de R.L., a member of PricewaterhouseCoopers, responsible for auditing the annual consolidated financial statements included in the annual report, during the fiscal years ended December 31, 2014 and 2015.

	Year Ended December 31,
	2014	2015
	(in thousands of S/.)
Audit fees	4,273.7	5,843.5
Audit-related fees	307.3	369.5
Tax fees	393.0	920.0
All other fees	2,235.3	1,797.6
Total fees	7,209.3	8,930.6

Audit fees in the above table are the aggregate fees billed and billable by our independent auditors in connection with the audit of our annual consolidated financial statements and review of our internal controls.

Tax fees in the above table are fees billed relating to tax compliance services.

All other fees in 2015 primarily correspond to consultancy in respect of transfer pricing, consultancy in elaboration of acquisition agreements, assistance before SUNAT’s (Peruvian Tax Authorities) audit findings, tax consultancy, among others.

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

The listing standards for the New York Stock Exchange also require that U.S. listed companies, at the time they cease to be “controlled companies”, have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Peruvian law, a Peruvian company may, but is not required to, form such committees, which may be composed partially or entirely of non-independent directors. Accordingly, we do not have a nominating/corporate governance committee and a compensation committee.

In addition, New York Stock Exchange rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Peruvian law, accordingly, we do not have such meetings.

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

Exhibit Number	Description
1.01*	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02***	Form of Deposit Agreement among the Registrant, JP Morgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.01****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.02****	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated herein by reference to exhibit 1.01 of the registrant’s Form 20-F (File No. 333-172855) filed with the SEC on April 30, 2014.

**	Incorporated herein by reference to the exhibit 4.1 to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.

***	Incorporated herein by reference to the exhibit 4.2 to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.

****	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

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

Date: May 2, 2016

(Free translation from the original in Spanish)

(All amounts expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

S/   =   Peruvian Sol

US$  =  United States dollar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Graña y Montero S.A.A. Board of Directors and Shareholders

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Graña y Montero S.A.A. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to inadequate controls over segregation of duties in certain activities in some subsidiaries existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of this Annual Report on Form 20F. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2015 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2015 and 2014). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
Hernán Aparicio P. Peruvian Certified Public Accountant Registration No. 01-020944 Lima, Peru

May 2, 2016

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
		At December 31
	Note	2014	2015

Current assets
Cash and cash equivalents	8	818,402	554,002
Financial asset at fair value through profit or loss		5,601	3,153
Trade accounts receivables	10	1,084,544	1,050,791
Unbilled work in progress	11	1,161,798	1,319,187
Accounts receivable from related parties	12	99,061	280,153
Other accounts receivable	13	584,975	824,589
Inventories	14	833,570	1,159,154
Prepaid expenses		26,438	40,023

		4,614,389	5,231,052
Non-current assets classified as held for sale		9,513	22,511

Total current assets		4,623,902	5,253,563

Non-current assets
Long-term trade accounts receivable	10	579,956	621,831
Long-term unbilled work in progress	11	35,971	59,754
Prepaid expenses		9,478	22,386
Other long-term accounts receivable	13	44,553	65,929
Available-for-sale financial assets	9	93,144	120,134
Investments in associates and joint ventures	15	229,563	646,884
Investment property		36,244	34,702
Property, plant and equipment	16	1,147,018	1,111,757
Intangible assets	17	778,743	881,020
Deferred income tax asset	24	152,109	173,851

Total non-current assets		3,106,779	3,738,248

Total assets		7,730,681	8,991,811

LIABILITIES AND EQUITY
		At December 31
	Note	2014	2015

Current liabilities
Other financial liabilities	18	1,425,455	1,228,020
Bonds	19	-	37,083
Trade accounts payable	20	1,177,581	1,635,760
Accounts payable to related parties	12	83,027	77,830
Current income tax		89,614	34,116
Other accounts payable	21	1,007,743	1,066,000
Other provisions	22	11,441	13,468

Total current liabilities		3,794,861	4,092,277

Non-current liabilities
Other financial liabilities	18	326,124	553,336
Long-term bonds	19	-	757,008
Long-term trade accounts payable	20	3,779	-
Other long-term accounts payable	21	281,651	246,396
Long-term accounts payable to related parties	12	-	20,136
Other provisions	22	54,174	35,618
Derivative financial instruments		2,999	2,331
Deferred income tax liabilities	24	93,386	101,664

Total non-current liabilities		762,113	1,716,489

Total liabilities		4,556,974	5,808,766

Equity	23
Capital		660,054	660,054
Other capital reserves		132,011	132,011
Voluntary reserve		-	29,974
Share premium		899,311	897,532
Other reserves		(113,895)	(129,059)
Retained earnings		1,113,696	1,064,044

Equity attributable to controlling interest in the Company		2,691,177	2,654,556
Non-controlling interest		482,530	528,489

Total equity		3,173,707	3,183,045

Total liabilities and equity		7,730,681	8,991,811

The accompanying notes on pages 8 to 109 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31,
	Note	2013	2014	2015

Revenues from construction activities		3,820,393	4,749,159	5,513,655
Revenues from services provided		1,748,127	1,912,646	1,901,498
Revenue from real estate and sale of goods		398,980	346,875	417,280

		5,967,500	7,008,680	7,832,433

Cost of construction activities		(3,354,420)	(4,336,388)	(5,310,003)
Cost of services provided		(1,349,850)	(1,489,574)	(1,523,358)
Cost of real estate and goods sold		(259,108)	(231,150)	(296,267)

	26	(4,963,378)	(6,057,112)	(7,129,628)

Gross profit		1,004,122	951,568	702,805

Administrative expenses	26	(361,792)	(421,367)	(413,380)
Other income and expenses	28	25,302	15,136	57,287
Profit /(loss) from the sale of investments	15 - 5a	5,722	-	(8,289)

Operating profit		673,354	545,337	338,423

Financial expenses	27	(152,802)	(102,816)	(176,802)
Financial income	27	40,353	11,462	38,107
Share of the profit or loss in associates and joint ventures under the equity method of accounting	15	33,562	53,445	17,603

Profit before income tax		594,467	507,428	217,331
Income tax	29	(182,323)	(146,196)	(75,619)

Profit for the year		412,144	361,232	141,712

Profit attributable to:
Owners of the Company		320,016	299,743	88,154
Non-controlling interest		92,128	61,489	53,558

		412,144	361,232	141,712

Basic and Diluted earnings per share from continuing operations attributable to owners of the Company	34	0.533	0.454	0.134

The accompanying notes on pages 8 to 109 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2013	2014	2015
Profit for the year		412,144	361,232	141,712

Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax	30	(6,121)	(1,777)	(3,860)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	30	3,733	568	723
Foreign currency translation adjustment, net of tax		(1,071)	(20,463)	(44,649)
Change in value of available-for-sale financial assets, net of tax	9	19,060	4,649	19,973
Exchange difference from net investment in a foreign operation, net of tax	30	-	(12,794)	(5,221)

		21,722	(28,040)	(29,174)

Other comprenhensive income for the year, net of tax		15,601	(29,817)	(33,034)

Total comprehensive income for the year		427,745	331,415	108,678

Comprehensive income attributable to:
Owners of the Company		337,564	277,912	70,069
Non-controlling interest		90,181	53,503	38,609

		427,745	331,415	108,678

The accompanying notes on pages 8 to 109 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	Attributable to the controlling interests of the Company
	Number of shares In thousands	Issued capital	Other capital reserves	Voluntary reserves	Share premium	Other reserves	Retained earnings	Total	Non-controlling interest	Total
Balances as of January 1, 2013	558,284	558,284	107,011	-	6,656	(3,716)	723,972	1,392,207	391,034	1,783,241

Profit for the year	-	-	-	-	-	-	320,016	320,016	92,128	412,144
Cash flow hedge	-	-	-	-	-	3,546	-	3,546	187	3,733
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(4,591)	(4,591)	(1,530)	(6,121)
Foreign currency translation adjustment	-	-	-	-	-	(467)	-	(467)	(604)	(1,071)
Change in value of available-for-sale financial assets	-	-	-	-	-	19,060	-	19,060	-	19,060

Comprehensive income of the year	-	-	-	-	-	22,139	315,425	337,564	90,181	427,745

Transactions with shareholders:
- Transfer to legal reserve	-	-	4,646	-	-	-	(4,646)	-	-	-
- Dividend distribution (Note 33 and 35 g)	-	-	-	-	-	-	(86,985)	(86,985)	(51,794)	(138,779)
- Issuance of shares (Note 23 c)	101,770	101,770	-	-	1,055,488	-	-	1,157,258	-	1,157,258
- Contributions of non-controlling shareholders (Note 35 d)	-	-	-	-	-	-	-	-	34,774	34,774
- Additional acquisition of non-controlling (Note 35 a)	-	-	-	-	(34,611)	-	-	(34,611)	(29,257)	(63,868)
- Deconsolidation of former subsidiaries (Note 35 e)	-	-	-	-	-	-	-	-	(19,377)	(19,377)
- Purchase of subsidiaries (Note 32 c)	-	-	-	-	-	-	-	-	15,701	15,701

Total transactions with shareholders	101,770	101,770	4,646	-	1,020,877	-	(91,631)	1,035,662	(49,953)	985,709

Balances as of December 31, 2013	660,054	660,054	111,657	-	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695

Balances as of January 1, 2014	660,054	660,054	111,657	-	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695

Profit for the year	-	-	-	-	-	-	299,743	299,743	61,489	361,232
Cash flow hedge	-	-	-	-	-	540	-	540	28	568
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(1,332)	(1,332)	(445)	(1,777)
Foreign currency translation adjustment	-	-	-	-	-	(13,086)	-	(13,086)	(7,377)	(20,463)
Change in value of available-for-sale financial assets	-	-	-	-	-	4,649	-	4,649	-	4,649
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(12,602)	-	(12,602)	(192)	(12,794)

Comprehensive income of the year	-	-	-	-	-	(20,499)	298,411	277,912	53,503	331,415

Transactions with shareholders:
- Transfer to legal reserve	-	-	20,354	-	-	-	(20,354)	-	-	-
- Dividend distribution (Note 33 and 35 g)	-	-	-	-	-	-	(112,127)	(112,127)	(68,062)	(180,189)
- Contributions of non-controlling shareholders (Note 35 d)	-	-	-	-	-	-	-	-	47,376	47,376
- Additional acquisition of non-controlling (Note 35 a)	-	-	-	-	(128,222)	-	-	(128,222)	(50,109)	(178,331)
- Sale to non-controlling interest in GyM Chile Spa (Note 35 b)	-	-	-	-	-	-	-	-	1,627	1,627
- Deconsolidation of subsidiaries (Note 35 e)	-	-	-	-	-	-	-	-	2,284	2,284
- Put option liability from acquisition of non-controlling (Note 21)	-	-	-	-	-	(111,819)		(111,819)	(2,010)	(113,829)
- Purchase of subsidiaries (Note 32 a)	-	-	-	-	-	-	-	-	66,659	66,659

Total transactions with shareholders	-	-	20,354	-	(128,222)	(111,819)	(132,481)	(352,168)	(2,235)	(354,403)

Balances as of December 31, 2014	660,054	660,054	132,011	-	899,311	(113,895)	1,113,696	2,691,177	482,530	3,173,707

Balances as of January 1, 2015	660,054	660,054	132,011	-	899,311	(113,895)	1,113,696	2,691,177	482,530	3,173,707

Profit for the year	-	-	-	-	-	-	88,154	88,154	53,558	141,712
Cash flow hedge	-	-	-	-	-	687	-	687	36	723
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(2,921)	(2,921)	(939)	(3,860)
Foreign currency translation adjustment	-	-	-	-	-	(30,687)	-	(30,687)	(13,962)	(44,649)
Change in value of available-for-sale financial assets	-	-	-	-	-	19,973	-	19,973	-	19,973
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(5,137)	-	(5,137)	(84)	(5,221)

Comprehensive income for the year	-	-	-	-	-	(15,164)	85,233	70,069	38,609	108,678

Transactions with shareholders:
- Transfer to legal reserve	-	-	-	29,974	-	-	(29,974)	-	-	-
- Dividend distribution (Note 33 and 35 f)	-	-	-	-	-	-	(104,911)	(104,911)	(4,535)	(109,446)
- Contributions of non-controlling shareholders (Note 35 d)	-	-	-	-	-	-	-	-	10,329	10,329
- Additional acquisition of non-controlling (Note 35 a)	-	-	-	-	(894)	-	-	(894)	(971)	(1,865)
- Sale to non-controlling interest (Nota 35 b)	-	-	-	-	(885)	-	-	(885)	2,527	1,642

Total transactions with shareholders	-	-	-	29,974	(1,779)	-	(134,885)	(106,690)	7,350	(99,340)

Balances at December 31, 2015	660,054	660,054	132,011	29,974	897,532	(129,059)	1,064,044	2,654,556	528,489	3,183,045

The accompanying notes on pages 8 to 109 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended December 31
	Note	2013	2014	2015
OPERATING ACTIVITIES
Profit before income tax		594,467	507,428	217,331
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	16	181,479	185,310	217,070
Amortization of other assets	17	78,387	74,730	89,355
Impairment of inventory		2,239	62	17
Impairment of accounts receivable and other accounts receivable		110	71	5,806
Impairment of property, plant and equipment		-	2,415	9,677
Impairment of other assets		774	14,170	-
Recovery of impairment of inventory		-	(1,169)	-
Change in the fair value of a financial asset through profit or loss		-	-	(2,740)
Change in the fair value of the liability for put option	21	-	-	(18,627)
Provisions	22	15,084	6,559	6,398
Dividends income from available-for-sale financial assets	28	(1,170)	(9,350)	(7,215)
Financial expenses, net		94,483	76,102	129,365
Share in the profits of associates and joint ventures under the equity method	15 a-b	(33,562)	(53,445)	(34,872)
Reversal of provisions	28	(14,556)	(9,394)	(7,796)
Derecognition of investments	15	-	-	2,755
Profit on sale of property, plant and equipment	16	(734)	(4,845)	(17,385)
Profit on sale of investments in associates	15 a	(5,722)	-	-
Loss on sale of a financial asset through profit or loss		-	-	279
Loss on sale of non-current asset held for sale		-	-	171
Loss on sale of investments in subsidiaries		-	-	8,289
Net variations in assets and liabilities:
Trade accounts receivable and unbilled work in progress		(783,965)	(594,993)	(99,446)
Other accounts receivable		(33,606)	32,159	(188,053)
Other accounts receivable from related parties		(34,089)	(15,291)	(133,286)
Inventories		(21,071)	(51,489)	(215,196)
Prepaid expenses and other assets		(539)	(8,634)	11,667
Trade accounts payables		56,836	82,051	199,400
Other accounts payable		(145,379)	(19,731)	(45,096)
Other accounts payable to related parties		(15,177)	55,316	13,961
Other provisions		(16,269)	(7,208)	(6,770)
Sale of a financial asset through profit or loss		-	-	4,604
Payments for purchases of intangibles - Concessions		(2,329)	(82,698)	(142,575)
Interest paid		(61,013)	(46,411)	(114,027)
Income tax paid		(190,556)	(154,878)	(150,434)

Net cash applied to operating activities		(335,878)	(23,163)	(267,373)

CASH FLOWS FROM INVESTING ACTIVITIES
Sale of investment in associates		6,800	-	-
Sale of investment in subsidiary		-	-	26
Sale of property, plant and equipment		15,861	42,968	55,832
Sale of non-current assets held for sale		-	-	8,801
Return of contributions		-	-	481
Interest received		21,601	8,909	32,162
Dividends received	15 - 28	5,858	46,068	59,175
Payment for purchase of a non-current asset held for sale		-	-	(22,297)
Payment for purchase of available-for-sale financial assets		(56,100)	-	-
Payments for purchase of property, plant and equipment		(197,553)	(265,567)	(193,156)
Payment for purchase of investment property		(2,974)	(1,450)	(748)
Payment for purchase of intangibles		(22,375)	(60,846)	(32,883)
Payment for purchase and contributions to associates and joint ventures	15 -a,b	-	(129,859)	(463,103)
Direct cash outflows for acquisition of subsidiaries	32	(93,504)	(170,372)	-

Net cash applied to investing activities		(322,386)	(530,149)	(555,710)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans received		1,351,964	2,770,286	4,442,858
Bonds issued		-	-	814,016
Payment of loans received		(1,493,943)	(2,053,422)	(4,563,855)
Payment of issued bonds		-	-	(16,480)
Payment of bond issuance costs		-	-	(18,516)
Dividends paid to owners of the parent		(86,986)	(112,127)	(104,911)
Dividends paid to non-controlling interest		(51,794)	(63,990)	(4,535)
Cash received from non-controlling shareholders	35-d	34,774	47,376	10,329
Acquisition of interest in a subsidiary of non-controlling shareholders	35-a	(63,868)	(177,451)	(1,865)
Sale of interest in a subsidiary of non-controlling shareholders	35-b	-	1,627	1,642
Issuance of shares, net of related expenses		1,147,418	-	-

Net cash provided by financing activities		837,565	412,299	558,683

Net incresase (decrease) in cash		179,301	(141,013)	(264,400)
Cash and cash equivalents at the beginning of the year		780,114	959,415	818,402

Cash and cash equivalents at the end of the year		959,415	818,402	554,002

NON-CASH TRANSACTIONS:
Debt capitalization		7,989	-	-
Acquisition of assets through finance leases		43,812	163,399	92,093
Adjustment for deconsolidation of subsidiaries		(19,943)	2,284	9,298
Change in fair value of available-for-sale financial assets		19,060	4,649	19,973
Accounts payable - acquisition of Morelco		-	45,684	-
Liability for put option on the acquisition of non-controlling interest		-	113,829	-
Establishment of joint operation - Panorama Plaza de negocios (net assets)		-	-	36,180

The accompanying notes on pages 8 to 109 are an integral part of the consolidated financial statements.

(All amounts expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2014 AND 2015

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

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and it is mainly engaged in holding the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services. See details of operating segments in Note 6.

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

As a consequence in July and August 2013, the Company issued 101,769,600 new common shares, equivalent to 20,353,920 ADS in two tranches, with a unit price of US$21.13, resulting total proceeds of US$430,078, equivalent to S/1,195,793 before issuance related costs.

The total outstanding common shares as of the date of the financial statements are 660,053,790 shares listed in the Lima Stock Exchange, from that 253,635,480 shares are represented in ADS in the NYSE.

The additional share capital obtained by this transaction in comparison with the nominal value of the shares amounted to S/1,055,488 (net of commissions, other related costs and tax effects for that amounted to S/38,535) recorded as share premium in the consolidated statement of financial position (Note 23).

c)	Authorization for issue of the financial statements -

The consolidated financial statements for the year ended December 31, 2015 have been prepared and authorized by Management and Board of Directors on January 29, 2016, which will submit them for consideration and approval in the Annual Shareholders’ Meeting to be held within the term established by Peruvian law. Management expects that the financial statements as of December 31, 2015 will be approved with no changes.

(All amounts expressed in thousands of S/ unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation -

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the IASB.

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments, financial assets at fair value through profit and loss, available-for-sale financial assets measured at fair value and liabilities for a put option and pension plans that are measured at fair value. The financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

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

2.2	Consolidation of financial statements -

a)	Subsidiaries -

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed to the former owners of the acquiree and the equity instruments issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement in favor of the selling party. Identifiable assets acquired,liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group assesses the measurement of any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquirer’s identifiable net assets or the fair value of the shares held by non-controlling shareholders. At December 31, 2015 and 2014 the measurement of the non-controlling interest in the Group´s acquisitions, was made at the non-controlling interest´s proportionate share of the recognized amounts of the acquiree´s identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the carrying amount of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

(All amounts expressed in thousands of S/ unless otherwise stated)

Any contingent consideration assumed by the Group with the selling party is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration is recognized in accordance with IAS 39 either in profit or loss.

Goodwill is initially measured as the excess of the acquisition cost, the fair value at the acquisition date of any interest previously acquired plus the fair value of the non-controlling interest, over the net identifiable assets acquired and liabilities and contingent liabilities assumed. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss as a bargain purchase at the time of acquisition.

For consolidating subsidiaries, balances, income and expenses from transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized as assets are also eliminated. If required, accounting policies of subsidiaries are changed where necessary to ensure consistency with the policies adopted by the Group.

b)	Changes in ownership interests in subsidiaries without change of control -

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interest, are also recorded in equity at the time of disposal.

c)	Disposal of subsidiaries -

When the Group ceases to have control over a subsidiary any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss at such date. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that the amount previously recognized in other comprehensive income is reclassified to profit or loss.

d)	Joint arrangements -

Contracts in which the Group and one or more of the contracting parties have joint control on the relevant joint activities are called joint arrangements.

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to have both joint ventures, as well as joint operations.

Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures. The Group investment includes identified goodwill in its acquisition.

(All amounts expressed in thousands of S/ unless otherwise stated)

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

The Group assesses on an annual basis whether there is any objective evidence that the investment in the joint ventures and associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the impairment loss in ‘share of profit or loss in associates and joint ventures under the equity method of accounting’ in the income statement.

Joint operation is a joint arrangement whereby the parties that have joint control of the arrangement, have rights to the assets, and obligations for the liabilities, relating to the arrangement. Each party recognizes its assets, liabilities, revenue and expenses and its share of any asset and liability jointly held and of any revenue or expense arisen from the joint operation.

e)	Associates -

Associates are all entities over which the Group has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see above section d).

If ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss, where appropriate. The Group’s share of post-acquisition profit or loss is recognized in profit or loss, and its share of post-acquisition movements in profit or loss is recognized in other comprehensive income with a corresponding adjustment to the cost of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or assumed obligations or made payments on behalf of the associate.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognized in profit or loss.

Impairment losses are measured and recorded in accordance with section d) above.

2.3	Segment reporting -

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker of the Group.

If an entity changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the Group restates the information for earlier periods unless the information is not available.

(All amounts expressed in thousands of S/ unless otherwise stated)

2.4	Foreign currency translation -

a)	Functional and presentation currency -

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Peruvian Soles, which is the Company’s functional currency and the Group’s presentation currency. All subsidiaries, joint arrangements and associates use the Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

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

Exchange differences arising on loans from the Parent to its subsidiaries in foreign currencies are recognized in the separate financial statements of the Parent and individual financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are subsequently re-classified in the income statement on the disposal of the subsidiary or debt repayment; to the extent such loans qualifying as part of the “net investment of the foreign operation”.

(All amounts expressed in thousands of S/ unless otherwise stated)

2.5	Public services concession agreements -

Concession agreements signed between the Group and the Peruvian Government entitles the Group, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions as defined by IFRIC 12, “Service Concession Arrangements”. The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset or as an intangible asset (bifurcated), as set forth below.

Under these agreements (the grantor), the government controls and regulates services provided by the Group with the infrastructure and dictates to whom it must provide them and at what price. The concession agreement establishes the obligation for the Group to return the infrastructure to the grantor at the end of the concession period or when there is an expiration event.

This feature gives the grantor control of the risks and rewards of the residual value of the assets at the end of the concession period. For this reason, the Group will not recognize the infrastructure as part of its property, plant and equipment.

The Group manages three types of concessions which accounting recognition is as follows:

a)	Recognizes a financial asset to the extent that it has a contractual right to receive cash or another financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts. These financial assets are recognized initially at fair value and subsequently at amortized cost (the financial model).

b)	Recognizes an intangible asset to the extent that the service agreement grants the Group a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.15 (intangible asset model).

c)	Recognizes a financial asset and an intangible asset when the Group recovers its investment partially by a financial asset and partially by an intangible asset (the bifurcated model).

2.6	Cash and cash equivalents -

In the consolidated statement of cash flows, cash and cash equivalents include cash on hand, on-demand bank deposits, other highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated financial statements, bank overdrafts are included in the balance of financial obligations as current liabilities in the statement of financial position.

2.7	Financial assets -

2.7.1	Classification -

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, financial assets held-to-maturity, loans and account receivables and financial assets available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. As of the date of the financial statements, the Group has classified its financial assets in the following three categories:

a)	Financial assets at fair value through profit or loss -

(All amounts expressed in thousands of S/ unless otherwise stated)

Financial assets at fair value through profit or loss are non-derivatives that are designated by the Group as at fair value upon initial recognition and are held-for-trading. They are included in current assets. The changes in their fair value are recognized in profit or loss in item “Other income and expenses, net” in the income statement.

b)	Loans and accounts receivable -

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

2.7.2	Recognition and measurement -

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

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in profit or loss within ‘Other income and expenses, net’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other income when the group’s right to receive payments is established.

Changes in the fair value of monetary securities classified as available for sale are recognized in other comprehensive income. When a financial asset classified as available for sale is sold or impaired, the accumulated fair value adjustments recognized in equity are reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in the income statement as part of “other income and expenses, net” when the Group’s right to receive payments is established.

2.8	Impairment of financial assets -

a)	Assets carried at amortized cost -

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

(All amounts expressed in thousands of S/ unless otherwise stated)

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

b)	Assets classified as available-for-sale -

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets classified and available for sale is impaired.

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

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss - is removed from equity and recognized in profit or loss. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

2.9	Derivative financial instruments and hedging activities -

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

(All amounts expressed in thousands of S/ unless otherwise stated)

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

2.10	Trade receivables -

Trade receivables are amounts due from customers for goods or services sold by the Company’s subsidiaries. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment, except for receivables of less than one year that are stated at nominal amount which is similar to their fair values since they are short term.

2.11	Unbilled work in progress -

Unbilled work in progress comprises the estimation made by the Management of the Engineering and Construction segment related to the unbilled rights receivable for services rendered and not yet approved by the client (valuation based on the percentage of completion).

It also includes the balance of work in progress costs incurred that relates to future activities of the construction contracts (see Note 2.25 for detail on Revenue from construction activities)

2.12	Inventories -

Inventory mainly includes land, work in progress and finished properties which is assigned to the real- estate activity. It also includes material used in the construction activity. Goods and supplies correspond to goods that the Group trades as part of its IT segment. Materials and supplies used in construction activities and IT equipment are determined under the weighted average cost method.

(All amounts expressed in thousands of S/ unless otherwise stated)

Land intended to carry out real estate projects is recognized at acquisition cost. Work in progress and finished properties comprise design costs, material, labor costs, (directly attributable to the acquisition, construction and production of qualified assets), other indirect costs and general expenses related to the construction and do not include exchange differences.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The Company reviews annually whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) the first group consists of land bought for future real estate projects: these are compared to their net appraisal value; if the acquisition value is higher, a provision of impairment is made; ii) the second group consists of land under construction, impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, a provision is made for impairment: and iii) the third group comprises completed real estate units; these inventory items are compared to the selling prices less selling expenses; if these selling expenses are higher, a provision for impairment is made. For the reductions in the carrying amount of these inventories to their net realizable value, a provision is made for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

Materials and other supplies are not written down below cost if the finished products in which they will be incorporated are expected to generate margin. When a decline in the price of materials indicates that the cost of the finished products exceeds net their realizable value, the materials are written down to their replacement cost.

2.13	Investment properties -

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

The cost and accumulated depreciation on disposals are eliminated from the respective accounts and the resulting gain or loss is recognized in profit or loss for the period. The depreciation of this asset is calculated under the straight-line method at a rate that is considered sufficient to absorb the property’s cost over its estimated useful life and considering its significant components with substantially different useful lives (each component is treated separately for depreciation purposes and depreciated over its individual useful life). The estimated useful life of investments properties fluctuate between 5 and 50 years.

The Group maintains only one investment property, a Shopping Mall owned by the subsidiary Viva GyM S.A. Its fair value amounted to US$16.7 million at December 31, 2015 (US$19 million at December 31, 2014). The stores in this mall are leased to third parties under operating leases.

2.14	Property, plant and equipment -

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

(All amounts expressed in thousands of S/ unless otherwise stated)

Assets in the construction stage are capitalized as a separate component. At their completion, the cost of such assets is transferred to their definitive category.

Replacement units are major spare parts in which depreciation starts when the units are installed for use within the related asset.

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

Years

Buildings and facilities	Between 3 and 50
Machinery and equipment	Between 4 and 10
Vehicles	Between 2 and 10
Furniture and fixtures	Between 2 and 10
Other equipment	Between 2 and 10

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

Non-current assets (or disposal groups) are classified as non-current assets held for sale when its carrying amount is recovered mainly through a sale operation and this sale is considered highly probable. These are estimated through the lowest carrying amount and the fair value amount less sale costs.

2.15	Intangible assets -

a)	Goodwill -

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the income statement.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to its recoverable amount, which is the higher of its value in use and its fair value less costs of disposal. Any impairment is recognized immediately as an expense in item “other income and expenses” and is not subsequently reversed.

(All amounts expressed in thousands of S/ unless otherwise stated)

b)	Trademarks -

Separately acquired trademarks are shown at historical cost. Trademarks acquired in a business combination are recognised at fair value at the acquisition date. Trademarks have an indefinite useful life.

c)	Concession rights -

The intangible asset related to the right to charge users for the services related to service concessions agreements (Note 2.5 and Note 5.b) is initially recorded at the fair value of construction or improvement services. It is amortized under the straight-line method, from the date when toll collection started using the lower of its estimated expected useful life or effective period of the concession agreement.

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

(All amounts expressed in thousands of S/ unless otherwise stated)

g)	Rights of use of land -

Rights of use of land are stated at historical cost less amortization and any accumulated impairment losses. The useful life of this asset is based on the agreement signed (60 years) and their effective period may be extended if agreed by the parties. Amortization will begin when it becomes ready for its intended use by Management.

2.16	Impairment of non-financial assets -

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

2.17	Trade payables -

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, except for payables of less than one year that are stated at nominal amount which is similar to their fair values since they are short term.

2.18	Other financial liabilities -

They comprise loans and bonds issued by the Group, which are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid for entering into loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.

2.19	Borrowing costs -

General and specific borrowing costs directly attributable to acquisitions, construction or development of qualifying assets, which are assets that necessarily take a substantial period of time (over 12 months) to get ready for their intended use or sale, are added to the cost of those assets, until assets are substantially ready for their intended use or sale. The assets in which the Group proceeds to capitalize borrowing costs are intangible assets and inventories (Note 17 and 14). The Company suspends capitalization of a qualifying asset during periods in which active development is interrupted.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(All amounts expressed in thousands of S/ unless otherwise stated)

2.20	Current and deferred income tax -

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in the statement of comprehensive income or directly in equity, respectively.

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

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

The deferred income tax arising from the temporary differences in investments in subsidiaries, associates and interest in joint-controlled businesses is not recognized as the tax legislation in Chile, Colombia, Panama, Brazil, Bolivia, Guyana, Dominican Republic and Peru does not consider the income from dividends as a taxable item and the Group expects to recover the investment through the dividends rather than their sale.

2.21	Employee benefits -

a)	Profit sharing -

The Peruvian entities of the Group recognize a liability and an expense for statutory workers’ profit sharing under laws and regulations currently in force. Workers’ profit sharing is equivalent to 5% of the taxable income determined separately by each of the Group’s Peruvian entities, according to the income tax law currently in force. The branch based in the Dominican Republic has a similar profit sharing scheme, which rate is 10% of the taxable income. For the particular case of Chile, workers’ profit sharing is a component of remuneration (equivalent to 4.75% of the minimum annual salarie) rather than a percentage based on profit. In Brazil, Colombia and Guyana no such benefits are paid to workers. In Bolivia workers’ profit sharing is equivalent to a one-month salary and their total amount cannot exceed 25% of profits.

(All amounts expressed in thousands of S/ unless otherwise stated)

b)	Bonuses -

The Peruvian entities of the Group recognize an expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru. Statutory bonuses comprise two additional one-month salaries paid every year in July and December, respectively. According to Chilean legislation, employees receive a fixed amount in September and December. In Brazil, Colombia and Dominican Republic these benefits are not provided to employees. In Brazil, Colombia and Dominican Republic no such benefits are paid to workers. In Bolivia a statutory bonus is paid to workers that equals an additional one-month salary and settled net every December, without deductions per year of service as well as an additional one-month salary, which is dependent on the country growth to be equal or above 4.5%. In Guyana, statutory bonuses are paid once in December (equivalent to a one-month salary) and the second one is prorated on a monthly basis along the year (also equivalent to a one-month salary).

c)	Severance indemnities -

The employees’ severance payments for time of service of the Group’s Peruvian staff comprise their indemnification rights, calculated in accordance with the regulations in force, which have to be credited to the bank accounts designated by workers in May and November each year. The compensation for time of service amounts to an additional one-month’s salary effective at the date of bank deposits. In Colombia, this is 1.11 times the monthly remuneration and in Chile i is 3.8% of the monthly salary. There is no such benefit in Guyana. The Group does not have any additional payment obligation once the annual deposits are made of the amounts workers are entitled to.

d)	Vacation leave -

Annual vacation leave is recognized on an accrual and cumulative basis. Provision for the estimated obligations of annual vacations is recognized at the date of the statement of financial position and it corresponds to one month for Peruvian and Brazilian employees and fifteen days for Chilean, Dominican and Colombian employees per year. In Bolivia vacation leave depends on seniority of a worker and range from fifteen to thirty days.

e)	Pension plans -

The subsidiary CAM has in place a pension plan scheme with its workers. These commitments comprise both defined benefit and defined contribution plans. A defined benefit plan defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position with respect to the defined benefit pension plan is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Remeasurements arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

(All amounts expressed in thousands of S/ unless otherwise stated)

2.22	Other provisions -

a)	General -

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are reviewed at year – end. If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the income statement as a financial expense. Provisions are not recognized for future operating losses.

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

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the Group’s entities will also take into consideration if said increase corresponds to an indicator that the asset has been impaired and, if so, impairment tests are carried out, according to the guidelines of IAS 36, “Impairment of assets” (Note 2.16).

c)	Provision for periodic maintenance -

The service concession arrangement of Norvial has maintenance obligations that it must fulfill during the operation phase to maintain the infrastructure to a specific level of service at all times and to restore the infrastructure to a specified level condition before it is handed back to the grantor. The Group recognizes and measures such obligations, except for an upgrade element, in accordance with IAS 37, ‘Provisions, contingent assets and liabilities. The Company apply a criteria of maintenance provision based on the use of the infrastructure, so the level of use of the road is the fact that determines the amount of the obligation over the time.

2.23	Put option arrangement -

This liability is measured by the expected cash outflows that would be required if the option is exercised discounted at the date of the financial statements. Subsequently, the financial liability is updated for changes in the expected cash outflows that would be required and the financial component for the passage of time. The effects of this update are recognized in profit or loss.

(All amounts expressed in thousands of S/ unless otherwise stated)

2.24	Capital -

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

2.25	Revenue recognition -

Revenue is measured at the fair value of the consideration received or receivable. Revenue is stated net of sales rebates, discounts and value added taxes and after eliminating sales between Group companies.

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

When it is probable that the total costs of contract will be above the related revenue, the expected loss will be immediately expensed.

When the outcome of a construction contract cannot be estimated reliably, the associated revenue are recognized to the extent costs incurred are recoverable.

Revenue is billed once approval is received by the owners of the work in progress.

In the statement of financial position the Company shows the net position of each contract as an asset or a liability. A contract is considered an asset when the costs incurred plus recognized earnings less the sum of all the recognized losses and assessments exceed in-process billings; this asset is shown in the statement of financial position as “Unbilled work in progress”; otherwise they are presented as a liability within “Trade payables”.

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

(All amounts expressed in thousands of S/ unless otherwise stated)

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

ii)	Revenue from engineering, advisory, consulting services and other services -

For sales of services, revenue is recognized in the accounting period in which the services are rendered.

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

v)	Interest income -

Revenue from interest is recognized on a time-proportion basis, using the effective interest method.

vi)	Revenue for concession services -

Revenue for concession services is recognized according to its nature. Construction and restoration activities are accounted for applying the percentage-of-completion method as described above and operation and maintenance services in the accounting period when they are provided (see Note 2.5).

2.26	Construction contract costs -

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

(All amounts expressed in thousands of S/ unless otherwise stated)

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

2.27	Leases -

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the profit or loss of the period on a straight-line basis over the period of the lease. The Group’s major operating leases are computer and printing equipment leases and the temporary rent of the facilities in the district of Miraflores.

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

2.28	Dividend distribution -

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.29	Significant non-operating items -

Significant non-operating items are separately shown in the financial statements when they are necessary to provide a better understanding of the Group’s financial performance. These material items are income or expenses shown separately due to the significance of their nature or amount.

2.30	New standards, amendments and interpretations -

a)	New standards, amendments and interpretations adopted by the Group in 2015

The Company has used for the first time the following IFRS and amendments to IFRS in the preparation of its financial statements for 2015:

-	IFRS annual improvements for 2010-2012 and 2011-2013 cycles.

-	Defined Benefit Plans: Employee contributions – amendment to IAS 19, ‘Employee Benefits’.

Adoption of annual improvement for the 2010-2012 and 2011-2013 cycles have only required additional minor disclosures. This improvements have not had a significant impact on the current and prior years and they are not likely to affect future periods.

(All amounts expressed in thousands of S/ unless otherwise stated)

b)	New standards and amendments and interpretations effective for the financial statements for annual periods beginning on or after January 1, 2016 not yet adopted -

-	IFRS 9, ‘Financial instruments,’ addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2015. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments.

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

The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. As part of the evaluation of the impact of to this standard, the Group does not expect the changes introduced by the IFRS 9 may have a material impact on the criteria and measurement of financial assets and liabilities that are currently applied by the Group.

-	IFRS 15, ‘Revenue from contracts with customers’

The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. The newly issued standard introduces a five-step process for revenue recognition, as follows: (i) identifying the contract with a customer, (ii) identifying separate performance obligation, (iii) determining the transaction price, (iv) allocate the transaction price to the separate performance obligations and (v) Recognize Revenue When (or as) Performance Obligations Are Satisfied. The application of IFRS 15 may have an effect on the timing and amount of revenue recognition as well as on the business processes, systems and internal controls that may require changes for adequately meeting the new requirements. Entities have the option of a full retrospective application and a retrospective application with additional disclosures. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Group is assessing the impact of IFRS 15 application of which is not expected to have a significant impact on revenue recognition. The Company is considering transition options established for IFRS 15 and the effect on the current contracts signed with the other subsidiaries.

(All amounts expressed in thousands of S/ unless otherwise stated)

-	Amendments to IFRS 11, ‘Joint arrangements’.

The amendments to IFRS 11 clarify the accounting for the acquisition of an interest in a joint operation where the activities of the operation constitute a business. They require an investor to apply the principles of business combination accounting (NIIF 3) when it acquires an interest in a joint operation that constitutes a business. This includes: (i) measuring identifiable assets and liabilities at fair value, (ii) expensing acquisition-related costs, (iii) recognizing deferred tax, and (iv) recognizing the residual as goodwill, and testing this for impairment annually. Existing interests in the joint operation are not remeasured on acquisition of an additional interest, provided joint control is maintained. The amendments also apply when a joint operation is formed and an existing business is contributed.

-	IAS 1 “Presentation of financial statements” disclosure initiative.

The amendments to IAS 1 Presentation of Financial Statements are made in the context of the IASB’s Disclosure Initiative, which explores how financial statement disclosures can be improved. The amendments provide clarifications on a number of issues, including:

(i)	Materiality: an entity should not aggregate or disaggregate information in a manner that obscures useful information. Where items are material, sufficient information must be provided to explain the impact on the financial position or performance.
(ii)	Disaggregation and subtotals: line items specified in IAS 1 may need to be disaggregated where this is relevant to an understanding of the entity’s financial position or performance. There is also new guidance on the use of subtotals.
(iii)	OCI arising from investments accounted for under the equity method: The amendments require that the share of other comprehensive income arising from investments accounted for under the equity method is grouped based on whether the items will or will not subsequently be reclassified to profit or loss. Each group should then be presented as a single line item in the statement of other comprehensive income.
(iv)	Notes: confirmation that the notes do not need to be presented in a particular order.

-	IFRS 16 “Leases”

On January 13, 2016, IFRS 16, ‘Leases’ (IFRS 16) was issued replacing the current guidance (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related standards). IFRS 16 introduces a new definition of a lease and a new accounting model that will have a material impact on lessees. As a result of the new accounting treatment, an entity is required to recognize in the statement of financial position, at the inception of the lease, an asset for the right of use of the leased asset and a liability for the obligations to make future contractual payments. At initial recognition, the asset and liability will be measured at the present value of the minimum lease payment under contract. As a result of this change, a large number of leases classified as “operating leases” under the current standards will be shown on the face of the statement of financial position from the inception of the lease.

This new accounting model is applicable to all contracts qualifying as leases, excepted for those contracts with an effective period of less than 12 months (considering in that determination the likelihood of contract extension) and lease contracts of assets that are considered immaterial.

The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied.

(All amounts expressed in thousands of S/ unless otherwise stated)

The Group is currently evaluating the impact these standards may have on the preparation of its financial statements. There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group’s financial statements.

2.31	Reclassifications -

The Group has changed its accounting policy for the presentation of interest payments in the Statement of Cash Flows under Operating activities. Until 2014, interest payments were presented under Financing activities; the change in 2015 resulted from Management’s assessment that interest payable on obtaining notes and bank borrowings are mainly related and have been used to meet working capital needs for the concession projects signed with the Peruvian Government and other major projects in the Construction segment; accordingly, the change is intended to provide the financial statements users with more relevant and consistent information by presenting interest within cash flows from operating activities considering their nature and main purpose. For comparison purposes the change in accounting policy has been applied to 2013 and 2014 figures.

Additionally, due the review of the provisional allocation of the purchase price in business combination transactions some assets and liabilities of 2014 figures were adjusted (note 32-a).

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

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)	Market risks -

i)	Foreign exchange risk -

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2015 and 2014, this exposure is mainly concentrated in fluctuations of the U.S. dollar, Chilean and Colombian Pesos. The foreign exchange risk of the investments in Brazil, Bolivia, Panama and Dominican Republic are not significant due their level of operations.

As of December 31, 2015, the consolidated statement of financial position includes assets and liabilities in foreign currency (mainly in U.S.dollar) equivalent to S/1,659 million and S/2,404 million, respectively (S/1,316 million and S/1,677 million, respectively, as of December 31, 2014) equivalent to US$486.7 million and US$704.5 million respectively (US$455.5 million and US$580 million, respectively as of December, 2014).

During 2015, the Peruvian Sol the Chilean and Colombian Pesos have been exposed against the U.S. dollar. The Group’s exchange gains and losses for 2015 amounted to S/427.2 million and S/510.1 million, respectively (S/357.3 million and S/401.6 million, respectively in 2014, and S/431 million and S/501 million, respectively in 2013).

(All amounts expressed in thousands of S/ unless otherwise stated)

If, at December 31, 2015, the Peruvian Sol and the Chilean and Colombian Pesos had strengthened/weakened by 2% against the U.S. dollar, with all variables held constant, the pre-tax profit for the year would have increased/decreased by S/1.7 million (S/0.9 million in 2014 and S/1.4 million in 2013).

As of December 31, 2015, the consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. Their financial position include assets and liabilities in functional currency equivalent to Ch$85,238 million and Ch$80,378 million, respectively (Ch$109,187 million and Ch$62,163 million, respectively as of December, 2014), Col$265,370 million and Col$309,446 million respectively (Col$189,649 million and Col$149,150 million, respectively as of December, 2014), b$61.4 million and b$92.6 million respectively (b$0.1 million and b$0.2 million, respectively as of December, 2014). At the end of 2015, the Group does not maintain records in reales (R$20.1 million and R$7.1 million respectively, as of December, 2014).

The Group´s foreign exchange translation adjustment for 2015 amounted to S/44.6 million (S/20.5 million in 2014 and S/1.1 million in 2013).

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

iii)	Cash flow and fair value interest rate risk -

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Group policy is to maintain most of its borrowings in fixed rate instruments; 72.7% of total debt in 2015 (97% in 2014) was contracted at fixed rates and 27.3% at variable rates (3% in 2014), which is comprised of a 23.6% rate plus VAC (adjusted for inflation) and the remaining 3.7% at variable rate.

The debt subject to rate + VAC is the interest rate on a bond issued in Peruvian soles to finance the Metro Line 1 Project (GyM Ferrovías). Any increase in the interest rate resulting from higher inflation will have no significant impact on the Group’s profit because these revenues are also adjusted for inflation.

During 2015 and 2014 the Group’s borrowings at variable rates are denominated in Peruvian Soles and U.S. dollars and the Group’s policy is to manage their cash flow risk by using interest-rate swaps, which are recognized under hedge accounting. The increase or decrease of 5% in interest rate would not have a material effect on the Group’s results. There was no material ineffectiveness on cash flow hedges occurred in fiscal years 2015 and 2014.

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

(All amounts expressed in thousands of S/ unless otherwise stated)

With respect to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

No credit limits were exceeded during the reporting period, and Management does not expect the Group to incur any losses from performance by these counterparties.

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

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, foreign currency restrictions.

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

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total

At December 31, 2014
Other financial liabilities (except for finance leases)	1,318,817	72,696	56,206	-	1,447,719
Finance leases	138,988	92,242	122,378	11,224	364,832
Trade accounts payables	1,177,581	3,779	-	-	1,181,360
Accounts payables to related parties	83,027	-	-	-	83,027
Other accounts payables	77,213	31,352	146,278	-	254,843
Other non-financial liabilities	-	2,999	-	-	2,999

	2,795,626	203,068	324,862	11,224	3,334,780

At December 31, 2015
Other financial liabilities (except for finance leases)	1,102,855	181,729	223,713	-	1,508,297
Finance leases	157,957	118,311	42,513	10,431	329,212
Bonds	69,823	82,916	217,418	1,445,187	1,815,344
Trade accounts payables	1,635,760	-	-	-	1,635,760
Accounts payables to related parties	77,830	19,728	-	408	97,966
Other accounts payables	181,113	36,456	121,678	-	339,247
Other non-financial liabilities	-	2,331	-	-	2,331

	3,225,338	441,471	605,322	1,456,026	5,728,157

(All amounts expressed in thousands of S/ unless otherwise stated)

3.2	Capital management -

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

As of December 31, 2015, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70.

As of December 31, the gearing ratio was as follows:

	2014	2015
Total financial liabilities	1,751,579)	2,575,447)
Less: Cash and cash equivalents	(818,402)	(554,002)

Net debt	933,177)	2,021,445)
Total equity	3,173,707)	3,183,045)

Total capital	4,106,884)	5,204,490)

Gearing ratio	0.23)	0.39)

3.3	Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-	Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
-	Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

(All amounts expressed in thousands of S/ unless otherwise stated)

The following table presents the financial assets and liabilities of the Group measured at fair value at December 31, 2014 and 2015:

	Level 1	Level 2	Level 3	Total
At December 31, 2014

Financial assets
Financial assets at fair value through profit or loss:
- Mutual funds	18,724	-	-	18,724
Derivatives used for hedging	-	2,999	-	2,999
Available-for-sale financial assets:
- TGP S.A. investment (i)	-	-	93,144	93,144

Financial liabilities
Financial liabilities at fair value through profit or loss:
- Put option (ii)	-	-	113,829	113,829

At December 31, 2015

Financial assets
Financial assets at fair value through profit or loss:
- Mutual funds	10,104	-	-	10,104
Derivatives used for hedging	-	2,331	-	2,331
Available-for-sale financial assets:
- TGP S.A. investment (i)	-	-	120,134	120,134

Financial liabilities
Financial liabilities at fair value through profit or loss:
- Put option (ii)	-	-	111,349	111,349

There were no transfers between levels 1 and 2 during the year.

Financial instruments in level 3 -

i)	The fair value of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as available-for-sale financial asset was based on observable inputs in the market and unobservable inputs. The Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 9).

The following table shows the changes in fair value by the investment held in Transportadora de Gas del Perú S.A. (TGP) for the years ended December 31, 2014 and 2015:

	2014	2015
Opening balance	88,333	93,144
Gains recognised in the period	4,811	26,990

Closing balance	93,144	120,134

ii)	The fair value of the liability for put option was determined on the basis of the discounted cash flows (EBITDA) over a period of three years. The discount rate is a risk-free rate available to comparable market participants (FED rates). The information used to determine the fair value of this put option corresponds to Level 3 (Note 21).

(All amounts expressed in thousands of S/ unless otherwise stated)

The following table shows the changes in fair value generated from the put option liability for the years ended December 31, 2014 and 2015:

	2014	2015
Opening balance	-	113,829
Additions	113,829	-
Gains recognised in the period	-	(2,480)

Closing balance	113,829	111,349

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 18-c) and Note 19, has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1	Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a)	Estimated impairment of goodwill and other intangible assets with indefinite useful life -

Impairment reviews are undertaken annually to determine if goodwill arising from business acquisitions and other intangible assets with indefinite useful life have suffered any impairment, in accordance with the policy described in Note 2.15-a). For this purpose, goodwill is attributed to the different CGUs to which it relates while other intangible assets with indefinite useful life are assessed individually. The recoverable amounts of the CGUs and of other intangible assets with indefinite useful life have been determined based on the higher of their value-in-use and fair value less costs to sale. This evaluation requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including the preparation of future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

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

The most significant assumptions are revenue, gross margin, growth rate and discount rate which are included in Note 17.

(All amounts expressed in thousands of S/ unless otherwise stated)

At December 31, 2015 and 2014 the Group has performed a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate and revenue by a 10%, with all the other variables held constant, as follows:

	Difference between recoverable amount and carrying amounts
Goodwill	2015		2014

Gross margin:	-10%	+10%	-10%	+10%
Mining construction services	68.69%	184.39%	37.86%	151.26%
Engineering and construction	(17.96%)	30.43%	22.72%	70.93%
Electromechanical	159.40%	240.58%	38.42%	105.92%
IT equipment and services	92.38%	98.22%	(2.63%)	30.12%
Telecommunication services	205.49%	619.81%	156.17%	280.58%

Discount rate:	-10%	+10%	-10%	+10%
Mining construction services	116.77%	136.90%	123.73%	64.31%
Engineering and construction	(8.77%)	26.15%	68.06%	30.29%
Electromechanical	234.27%	172.83%	95.54%	48.78%
IT equipment and services	132.94%	98.22%	1.14%	25.88%
Telecommunication services	468.23%	367.15%	231.18%	199.01%

Trademarks
Revenue:	-10%	+10%	-10%	+10%
Morelco	46.23%	78.73%	-	-
VyV-DSD	32.87%	47.60%	19.19%	29.12%

Discount rate:	-10%	+10%	-10%	+10%
Morelco	89.07%	42.12%	-	-
VyV-DSD	61.96%	23.43%	27.16%	8.97%

In 2015, if the gross margin and discount rate had been 10% less than Management’s estimates, the Group would have recorded a provision for impairment of goodwill resulting from CGU Engineering and Construction. In 2014 if gross margin had been 10% less than Management’s estimates, the Group would have recorded a provision for impairment of goodwill resulting from the CGU of IT goods and services.

As a result of our sensitivity analysis, provision for impairment of goodwill and/or trademarks would have not been necessary to be recorded under any other scenarios.

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

The maximum exposure of the Group related to tax contingencies amounts to S/37.9 million.

(All amounts expressed in thousands of S/ unless otherwise stated)

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

Contract revenue is recognized as revenue in the income statement in the accounting periods in which the work is performed. Contract costs are recognized as cost of sales in the income statement in the accounting period in which the work to which they relate is performed. However, any expected and probable excess of total contract costs over total contract revenue for the contract is expensed immediately. Furthermore, any changes in contract estimates are recognized as a change in accounting estimates and recognized in the period the change is made and in future periods as applicable. In certain construction contracts, the terms of these agreements allow for an amount to be withheld by the customers until construction has been completed. Under these contracts the full amount may not be recognized until the next operating cycle. As of December 31, 2015, 2014 and 2013, a sensitivity analysis was performed considering a 10% increase/decrease in the Group’s gross margins, as follows:

	2013	2014	2015

Sales	3,820,393	4,749,159	5,513,655
Gross profit	465,973	412,771	203,652
%	12.20	8.69	3.69
Plus 10%	13.42	9.56	4.06

Increase in pre-tax profit	46,597	41,249	20,198

	512,570	454,020	223,850

Less 10%	10.98	7.82	3.32

Decrease in pre-tax profit	(46,597)	(41,249)	(20,198)

	419,376)	371,522	183,454

d)	Provision for well closure costs -

The Group estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the statement of financial position. The discount pre-tax rate used for the present value calculation was 2.09% based on the 7 year bond rate as of December, 2015 (2.17% based on the 10 year bond rate as of December, 2014).

At December 31, 2015 the present value of the estimated provision for closure activities for 78 wells amounted to S/7.3 million (S/7.2 million as of December 31, 2014 for closure activities for 78 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from reviews of either the date of occurrence or the amount of the present value of the obligations originally estimated (Note 17).

If, at December 31, 2015 and 2014, the estimated rate would have increased or decreased by 10%, with all variables held constant, the impact on pre-tax profit would have not been significant.

During 2015, the Company recorded a provision amounting to S/0.1 million to reflect the estimated obligation to close productive wells included in the service agreements for Blocks I and V (S/2.7 million in 2014). The provision for blocks III and IV at December 31, 2015 is nil because at year - end 2015 there is no available information regarding well numbers requiring to be closed.

(All amounts expressed in thousands of S/ unless otherwise stated)

4.2	Critical judgments in applying the entity’s accounting policies

Consolidation of entities in which the Group holds less than 50% -

The Company owns some direct and indirect subsidiaries of which the Group has control even though it has less than 50% of the voting rights. These subsidiaries mainly comprise indirect subsidiaries in the real-estate business owned through Viva GyM S.A., where even though the Group holds interest between 30% and 50%, has the power to affect the relevant activities that impact the subsidiaries’ returns. Additionally, the Group owns de facto control of Promotora Larcomar S.A. on which owns 46.55% of equity interest considering the fact that the ownership of the 53.45% is disperse.

5	INTERESTS IN OTHER ENTITIES

The consolidated financial statements of the Group include the accounts of the Company and of its subsidiaries. Additionally, the consolidated financial statements of the Group include its interest in joint operations in which the Company or certain subsidiaries have joint control with their joint operations partners (Note 2.2-d).

a)	Principal subsidiaries -

The following chart shows the principal direct and indirect subsidiaries allocated by operating segment (Note 6):

Name	Country	Economic activity

Engineering and Construction:

GyM S.A.	Peru and Dominican Republic	Civil construction, electro-mechanic assembly, buildings, management and implementing housing development projects and other related services.

Stracon GyM S.A.	Peru and Panama	Mining contracting activities, providing mining services and carrying out drilling, demolition and any other activity related to construction and electromechanics; services in the power sector, as well as mining operations.

GyM Chile S.p.A.	Chile	Electromechanical assemblies and services to energy, oil, gas and mining sector.

V y V - DSD S.A. (*)	Chile	Electromechanical assemblies and services.

Develop activities related to the construction of engineering projects, civil construction projects and electromechanical assemblies, as well as architectural design and installations in general. Construction and electromechanical assemblies and services in the areas of energy, oil and gas and mining.

GMI S.A.	Peru	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Morelco S.A.S	Colombia and Ecuador	Providing construction and assembly services, supplying equipment and material to design, build, assemble, operate and maintain all types of mechanical engineering, instrumentation and civil work.

(All amounts expressed in thousands of S/ unless otherwise stated)

Name	Country	Economic activity

Infrastructure:

GMP S.A.	Peru	Concession of services for treating and selling oil, natural gas and by-products as well as for storing and dispatching fuel extracted from demonstrated feasible fields.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco – Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C.	Peru	Concession for constructing, operating and maintaining the supply system of compressed natural gas in certain provinces of Peru.

GyM Ferrovías S.A.	Peru	Concession for operating the Lima Metro transportation system.

Survial S.A.	Peru	Concession for constructing, operating and maintaining the Section 1 of the “Southern Inter-oceanic” road.

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the “Ancón - Huacho - Pativilca” section of the Panamericana Norte road.

Concesión Canchaque S.A.	Peru	Concession for operating and maintaining the Buenos Aires - Canchaque road.

Concesionaria Vía Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa - Paseo de la República in Lima.

Real estate:

VIVA GyM S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Technical services:

GMD S.A.	Peru	Information technology services.

Gestión de Servicios Digitales S.A.	Peru	Information technology services.

CAM Holding S.p,A.	Chile, Brazil and Colombia	Electric and technological services for the power industry.

Concar S.A.	Peru	Operating and maintaining roads under concession.

Coasin Instalaciones Ltda.	Chile	Installing and maintaining network and equipment for telecommunications.

Parent company operation:

Generadora Arabesco S.A.	Peru	Implementing projects related to electric power-generating activities.

Larcomar S.A.	Peru	Exploiting land right to use the Larcomar Shopping Center.

Promotora Larcomar S.A.	Peru	Building a hotel complex on a plot of land located in the district of Miraflores.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and selling office facilities in Peru.

Negocios del Gas S.A.	Peru	Construction, operation and maintenance of the pipeline system to transport natural gas and liquids of natural gas.

(*)	The subsidiaries Ingeniería y Construcción, Vial y Vives S.A., DSD Construcciones y Montajes S.A. and GyM Minería S.A. (all from Chile) merged and combined in July 2014, The merged entity’s name is V y V – DSD S.A.

(All amounts expressed in thousands of S/ unless otherwise stated)

The following are the Group’s subsidiaries and related interests at December 31, 2015:

	Percentage of ordinary shares directly held by Parent (%)	Percentage of ordinary shares held by Subsidiaries (%)	Percentage of ordinary shares held by the Group (%)	Percentage of ordinary shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	98.23%	-	98.23%	1.77%
- GyM S.A. subsidiarias	-	82.49%	82.49%	17.51%
Stracon GyM S.A.	-	87.59%	87.59%	12.41%
GyM Chile SpA	-	99.99%	99.99%	0.01%
V y V – DSD S.A.	-	80.79%	80.79%	19.21%
GMI S.A.	89.41%	-	89.41%	10.59%
Morelco S.A.S.	-	70.00%	70.00%	30.00%

Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
Transportadora de Gas Natural Comprimido
Andino S.A.C	-	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	99.99%	-	99.99%	0.01%
Norvial S.A.	67.00%	-	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	-	99.96%	0.04%
Concesionaria Vía Expresa Sur S.A.	99.98%	-	99.98%	0.02%

Real Estate:
Viva GyM S.A.	60.62%	38.97%	99.59%	0.41%
- Viva GyM S.A. subsidiarias	-	53.81%	53.81%	46.19%

Services:
GMD S.A.	89.37%	-	89.37%	10.63%
Cam Holding S.p.A.	100.00%	-	100.00%	-
Concar S.A.	99.81%	-	99.81%	0.19%
Gestión de Servicios Digitales S.A.	-	100.00%	100.00%	-
Coasin Instalaciones Ltda.	-	100.00%	100.00%	-
CAM Servicios Perú	73.16%	-	73.16%	26.84%

Parent company operations:
Generadora Arabesco S.A.	99.00%	-	99.00%	1.00%
Larcomar S.A.	79.66%	-	79.66%	20.34%
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Promotores Asociados de
Inmobiliarias S.A.	99.99%	-	99.99%	0.01%
Negocios del Gas S.A.	99.99%	-	99.99%	0.01%
Agenera S.A.	99.00%	-	99.00%	1.00%
GYM Colombia S.A.	66.20%	33.80%	100.00%	-
On November 17, 2015, Cam Holding S.p.A. sold 100% of its shares in Cam Brasil Multiservicos S.A., for US$300 thousands (S/1 million); as a result, a loss of S/8.3 million was recorded, which is shown in the statement of income, within “Profit /(loss) from sale of investments” (a cash balance of S/0.98 million was presented net of the cash received for the sale of this investment, in the cash flow statement).

(All amounts expressed in thousands of S/ unless otherwise stated)

In September 2015 the Company formed a subsidiary called Negocios del Gas S.A. with a capital contribution of US$118 million (S/392 million) for the purpose of providing services in the energy industry (note 15.a-i)

The following are the Group’s subsidiaries and related interests at December 31, 2014:

	Percentage of ordinary shares directly held by Parent (%)	Percentage of ordinary shares held by Subsidiaries (%)	Percentage of ordinary shares held by the Group (%)	Percentage of ordinary shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	98.23%	-	98.23%	1.77%
- GyM S.A. subsidiarias	-	84.04%	84.04%	15.96%
Stracon GyM S.A.	-	87.64%	87.64%	12.36%
GyM Chile SpA	-	99.99%	99.99%	0.01%
V y V – DSD S.A.	-	82.04%	82.04%	17.96%
GMI S.A.	89.41%	-	89.41%	10.59%
Morelco S.A.S.	-	70.00%	70.00%	30.00%

Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
Transportadora de Gas Natural Comprimido
Andino S.A.C	-	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	99.99%	-	99.99%	0.01%
Norvial S.A.	67.00%	-	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	-	99.96%	0.04%
Concesionaria Vía Expresa Sur S.A.	99.98%	-	99.98%	0.02%

Real Estate:
Viva GyM S.A.	60.62%	38.97%	99.59%	0.41%
- Viva GyM S.A. subsidiarias	-	54.88%	54.88%	45.12%

Services:
GMD S.A.	89.15%	-	89.15%	10.85%
Cam Holding S.p.A.	100.00%	-	100.00%	-
Concar S.A.	99.74%	-	99.74%	0.26%
Gestión de Servicios Digitales S.A.	-	100.00%	100.00%	-
Coasin Instalaciones Ltda.	-	100.00%	100.00%	-

Parent company operations:
Generadora Arabesco S.A.	99.00%	-	99.00%	1.00%
Larcomar S.A.	79.66%	-	79.66%	20.34%
Promotora Larcomar S.A.	42.80%	-	42.80%	57.20%
Promotores Asociados de Inmobiliarias S.A.	99.99%	-	99.99%	0.01%
Agenera S.A.	99.00%	-	99.00%	1.00%
GYM Colombia S.A.	100.00%	-	100.00%	-

In December 2014, the Group through its subsidiary GyM S.A. acquired control over Morelco S.A.S. for a consideration amounting to US$87.5 million (equivalent to S/258.6 million).

In March 2014, the Group through its subsidiary CAM Chile S.A. acquired control of Coasin Instalaciones Ltda. (hereinafter Coasin) for a consideration amounting to US$2.1 million (equivalent to S/6.4 million).

In August 2013, the Group, through some of its subsidiaries (GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p A.), acquired the control of DSD Construcciones y Montajes S.A. for a construction of US$37.2 million (equivalent to S/103.9 million).

The details of these transactions and their resulting accounting impact are disclosed in Note 32.

(All amounts are expressed in thousands of S/ unless otherwise stated)

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2014
Assets.-
Cash and cash equivalents	285,367	54,085	53,312	51,522	8,407	54,268	134,678	176,763	-	818,402
Financial asset at fair value through profit or loss	5,601	-	-	-	-	-	-	-	-	5,601
Trade accounts receivables	581,150	35,201	46,598	71,817	-	57,584	292,160	34	-	1,084,544
Unbilled work in progress	1,145,412	1,414	-	-	14,972	-	-	-	-	1,161,798
Accounts receivable from related parties	121,989	6,723	-	216	-	6,561	65,242	371,765	(473,435)	99,061
Other accounts receivable	389,805	10,781	9,042	29,515	3,154	11,409	63,797	66,414	1,058	584,975
Inventories	126,293	7,921	-	13,909	-	630,758	55,601	486	(1,398)	833,570
Prepaid expenses	11,483	891	822	6,056	407	235	5,120	1,424	-	26,438
Non-current assets classified as held for sale	9,513	-	-	-	-	-	-	-	-	9,513

Total current assets	2,676,613	117,016	109,774	173,035	26,940	760,815	616,598	616,886	(473,775)	4,623,902

Long-term trade accounts receivable	-	-	-	579,956	-	-	-	-	-	579,956
Long-term unbilled work in progress	-	25,387	10,584	-	-	-	-	-	-	35,971
Long-term accounts receivable from related parties	-	-	408	-	-	-	433	182,548	(183,389)	-
Prepaid expenses	-	-	2,416	7,062	-	-	-	-	-	9,478
Other long-term accounts receivable	6,192	4,449	11,776	4,131	1,587	9,705	4,496	2,217	-	44,553
Available-for-sale financial assets	-	1,058	-	-	-	-	2	93,144	(1,060)	93,144
Investments in associates and joint ventures	161,938	7,316	-	-	-	62,863	10,059	1,729,640	(1,742,253)	229,563
Investment property	-	-	-	-	-	36,244	-	-	-	36,244
Property, plant and equipment	651,165	193,183	2,036	14,270	-	7,344	166,322	119,483	(6,785)	1,147,018
Intangible assets	323,231	146,477	234,923	6,247	1,100	1,187	33,508	17,417	14,653	778,743
Deferred income tax asset	107,469	714	4,604	244	-	9	37,557	926	586	152,109

Total non-current assets	1,249,995	378,584	266,747	611,910	2,687	117,352	252,377	2,145,375	(1,918,248)	3,106,779

Total assets	3,926,608	495,600	376,521	784,945	29,627	878,167	868,975	2,762,261	(2,392,023)	7,730,681

Liabilities.-
Borrowings	629,584	69,577	95,902	404,915	-	144,314	80,531	632	-	1,425,455
Trade accounts payable	938,774	27,148	3,250	12,385	159	31,690	155,714	8,461	-	1,177,581
Accounts payable to related parties	89,445	1,061	55,679	278,819	24,552	24,106	82,203	12,421	(485,259)	83,027
Current income tax	71,287	5,493	249	32	138	1,150	11,259	6	-	89,614
Other accounts payable	771,127	18,518	26,076	2,308	-	65,316	101,973	22,425	-	1,007,743
Provisions	-	8,414	-	-	-	-	3,027	-	-	11,441

Total current liabilities	2,500,217	130,211	181,156	698,459	24,849	266,576	434,707	43,945	(485,259)	3,794,861

Borrowings	144,081	99,767	633	-	-	16,368	63,070	2,205	-	326,124
Long-term trade accounts payable	-	-	1,622	2,157	-	-	-	-	-	3,779
Other long-term accounts payable	201,227	349	495	4,820	-	4,679	69,201	880	-	281,651
Long-term accounts payable to related parties	-	-	-	-	-	109,126	62,522	-	(171,648)	-
Provisions	34,148	5,774	-	-	-	-	14,252	-	-	54,174
Derivative financial instruments	-	2,999	-	-	-	-	-	-	-	2,999
Deferred income tax liability	65,787	1,331	-	-	325	8,707	7,021	10,215	-	93,386

Total non-current liabilities	445,243	110,220	2,750	6,977	325	138,880	216,066	13,300	(171,648)	762,113

Total liabilities	2,945,460	240,431	183,906	705,436	25,174	405,456	650,773	57,245	(656,907)	4,556,974

Equity attributable to controlling interest in the Company	817,751	236,925	150,788	59,633	4,453	157,276	128,428	2,695,401	(1,559,478)	2,691,177
Non-controlling interest	163,397	18,244	41,827	19,876	-	315,435	89,774	9,615	(175,638)	482,530

Total liabilities and equity	3,926,608	495,600	376,521	784,945	29,627	878,167	868,975	2,762,261	(2,392,023)	7,730,681

(All amounts are expressed in thousands of S/ unless otherwise stated)

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2015
Assets.-
Cash and cash equivalents	172,116	42,638	58,640	111,454	9,094	74,459	60,193	25,408	-	554,002
Financial asset at fair value through profit or loss	3,153	-	-	-	-	-	-	-	-	3,153
Trade accounts receivables	614,917	43,260	22,045	63,516	-	59,108	247,945	-	-	1,050,791
Unbilled work in progress	1,301,501	-	-	-	17,686	-	-	-	-	1,319,187
Accounts receivable from related parties	316,188	12,145	18,820	301	-	34,724	48,520	132,735	(283,280)	280,153
Other accounts receivable	599,127	25,857	5,699	25,668	10,250	20,535	102,204	35,249	-	824,589
Inventories	159,557	10,025	-	13,678	-	920,092	61,734	389	(6,321)	1,159,154
Prepaid expenses	12,899	2,207	1,401	10,787	458	349	11,402	520	-	40,023
Non-current assets classified as held for sale	22,511	-	-	-	-	-	-	-	-	22,511

Total current assets	3,201,969	136,132	106,605	225,404	37,488	1,109,267	531,998	194,301	(289,601)	5,253,563

Long-term trade accounts receivable	-	-	-	621,831	-	-	-	-	-	621,831
Long-term unbilled work in progress	-	40,727	19,027	-	-	-	-	-	-	59,754
Long-term accounts receivable from related parties	-	-	408	-	-	-	500	256,022	(256,930)	-
Prepaid expenses	-	3,692	15,584	2,112	998	-	-	-	-	22,386
Other long-term accounts receivable	534	14,214	30,473	2,198	1,589	14,726	-	2,195	-	65,929
Available-for-sale financial assets	-	-	-	-	-	-	-	120,134	-	120,134
Investments in associates and joint ventures	122,717	8,265	-	-	-	28,732	9,228	2,582,913	(2,104,971)	646,884
Investment property	-	-	-	-	-	34,702	-	-	-	34,702
Property, plant and equipment	606,158	198,774	1,624	217	-	11,303	170,660	130,113	(7,092)	1,111,757
Intangible assets	302,992	137,130	364,819	311	-	1,043	37,564	23,561	13,600	881,020
Deferred income tax asset	126,550	1,325	3,003	-	-	1,171	39,825	656	1,321	173,851

Total non-current assets	1,158,951	404,127	434,938	626,669	2,587	91,677	257,777	3,115,594	(2,354,072)	3,738,248

Total assets	4,360,920	540,259	541,543	852,073	40,075	1,200,944	789,775	3,309,895	(2,643,673)	8,991,811

Liabilities.-
Borrowings	652,974	101,096	55,428	-	-	224,380	91,366	102,776	-	1,228,020
Bonds	-	-	5,537	31,546	-	-	-	-	-	37,083
Trade accounts payable	1,409,982	35,428	3,768	24,498	154	14,334	134,973	12,623	-	1,635,760
Accounts payable to related parties	118,381	3,990	40,578	9,962	10,560	58,790	39,476	79,709	(283,616)	77,830
Current income tax	19,337	-	753	-	166	26	13,750	84	-	34,116
Other accounts payable	645,648	20,340	2,841	1,682	-	257,616	125,020	12,853	-	1,066,000
Provisions	-	6,341	-	-	-	-	7,127	-	-	13,468

Total current liabilities	2,846,322	167,195	108,905	67,688	10,880	555,146	411,712	208,045	(283,616)	4,092,277

Borrowings	375,952	83,307	-	-	-	27,562	66,515	-	-	553,336
Long-term bonds	-	-	180,686	576,322	-	-	-	-	-	757,008
Long-term trade accounts payable	-	-	-	-	-	-	-	-	-	-
Other long-term accounts payable	176,644	-	493	-	-	-	68,045	1,214	-	246,396
Long-term accounts payable to related parties	-	-	-	94,172	24,035	120,083	38,332	-	(256,486)	20,136
Provisions	24,624	7,034	-	-	-	-	3,960	-	-	35,618
Derivative financial instruments	-	2,331	-	-	-	-	-	-	-	2,331
Deferred income tax liability	52,016	4,250	107	9,723	270	11,937	3,164	20,197	-	101,664

Total non-current liabilities	629,236	96,922	181,286	680,217	24,305	159,582	180,016	21,411	(256,486)	1,716,489

Total liabilities	3,475,558	264,117	290,191	747,905	35,185	714,728	591,728	229,456	(540,102)	5,808,766

Equity attributable to controlling interest in the Company	720,722	255,032	198,345	78,127	4,890	158,605	162,550	3,067,987	(1,991,702)	2,654,556
Non-controlling interest	164,640	21,110	53,007	26,041	-	327,611	35,497	12,452	(111,869)	528,489

Total liabilities and equity	4,360,920	540,259	541,543	852,073	40,075	1,200,944	789,775	3,309,895	(2,643,673)	8,991,811

(All amounts are expressed in thousands of S/ unless otherwise stated)

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2013 -
Revenue	4,075,255	321,097	195,861	118,541	45,489	313,731	1,169,115	51,525	(323,114)	5,967,500
Gross profit	559,544	97,495	66,455	19,670	3,179	113,732	179,175	(4,031)	(31,097)	1,004,122
Administrative expenses	(217,927)	(16,170)	(6,600)	(8,025)	(212)	(20,993)	(132,486)	(8,616)	49,237	(361,792)
Other income and expenses	10,762	(3,561)	(35)	758	(2)	(1,749)	24,669	(2,689)	(2,851)	25,302
Gains from the sale of investments	-	-	-	-	-	3,197	-	2,525	-	5,722

Profit before interests and taxes	352,379	77,764	59,820	12,403	2,965	94,187	71,358	(12,811)	15,289	673,354
Financial expenses	(49,349)	(14,264)	(7,416)	(40,012)	(44)	(14,639)	(17,881)	(21,615)	12,418	(152,802)
Financial income	22,714	33	3,006	14,035	14	855	2,028	35,680	(38,012)	40,353
Share of the profit or loss in associates and joint ventures under the equity method of accounting	41,971	1,587	-	-	-	64	1,070	318,705	(329,835)	33,562

Profit before income tax	367,715	65,120	55,410	(13,574)	2,935	80,467	56,575	319,959	(340,140)	594,467
Income tax	(111,240)	(20,066)	(14,971)	477	(881)	(21,427)	(16,655)	(781)	3,221	(182,323)

Net profit for the period	256,475	45,054	40,439	(13,097)	2,054	59,040	39,920	319,178	(336,919)	412,144

Profit attributable to:
Owners of the Company	211,594	41,635	26,077	(9,823)	2,054	19,154	34,296	319,275	(324,246)	320,016
Non-controlling interest	44,881	3,419	14,362	(3,274)	-	39,886	5,624	(97)	(12,673)	92,128

Net profit for the period	256,475	45,054	40,439	(13,097)	2,054	59,040	39,920	319,178	(336,919)	412,144

(All amounts are expressed in thousands of S/ unless otherwise stated)

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2014 -
Revenue	5,035,674	350,339	338,153	166,951	29,323	224,560	1,208,168	53,241	(397,729)	7,008,680
Gross profit	535,360	124,455	76,697	42,109	2,307	62,413	142,342	(7,574)	(26,541)	951,568
Administrative expenses	(258,554)	(17,256)	(8,035)	(14,714)	(317)	(21,058)	(122,506)	(35,444)	56,517	(421,367)
Other income and expenses	(9,796)	(3,359)	33	18	-	(852)	5,856	22,063	1,173	15,136

Operating profit	267,010	103,840	68,695	27,413	1,990	40,503	25,692	(20,955)	31,149	545,337
Financial expenses	(69,046)	(11,564)	(11,321)	(5,245)	(55)	(14,807)	(27,393)	(1,725)	38,340	(102,816)
Financial income	6,623	120	1,819	727	16	93	1,821	59,893	(59,650)	11,462
Share of the profit or loss in associates and joint ventures under the equity method of accounting	48,242	29	-	-	-	12,178	590	270,045	(277,639)	53,445

Profit before income tax	252,829	92,425	59,193	22,895	1,951	37,967	710	307,258	(267,800)	507,428
Income tax	(59,252)	(29,768)	(16,158)	(10,842)	(588)	(11,452)	(5,788)	(12,582)	234	(146,196)

Profit for the year	193,577	62,657	43,035	12,053	1,363	26,515	(5,078)	294,676	(267,566)	361,232

Profit attributable to:
Owners of the Company	164,095	59,010	32,774	9,040	1,363	9,527	(5,342)	294,948	(265,672)	299,743
Non-controlling interest	29,482	3,647	10,261	3,013	-	16,988	264	(272)	(1,894)	61,489

	193,577	62,657	43,035	12,053	1,363	26,515	(5,078)	294,676	(267,566)	361,232

(All amounts are expressed in thousands of S/ unless otherwise stated)

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2015 -
Revenue	5,841,559	389,377	394,462	211,279	27,994	215,764	1,152,544	70,531	(471,077)	7,832,433
Gross profit	357,274	63,530	78,544	48,804	2,225	51,755	178,303	(7,004)	(70,626)	702,805
Administrative expenses	(289,144)	(18,214)	(10,319)	(10,529)	(310)	(20,521)	(115,018)	(29,882)	80,557	(413,380)
Other income and expenses	30,616	1,365	55	2	-	1,759	15,348	11,114	(2,972)	57,287
Loss from the sale of investments	-	-	-	-	-	-	(8,289)	-	-	(8,289)

Operating profit	98,746	46,681	68,280	38,277	1,915	32,993	70,344	(25,772)	6,959	338,423
Financial expenses	(127,383)	(19,953)	(4,713)	(5,303)	(45)	(11,642)	(32,246)	(2,818)	27,301	(176,802)
Financial income	8,875	158	8,722	2,316	121	746	2,145	56,101	(41,077)	38,107
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	(2,234)	944	-	-	-	14,888	589	76,226	(72,810)	17,603

Profit before income tax	(21,996)	27,830	72,289	35,290	1,991	36,985	40,832	103,737	(79,627)	217,331
Income tax	(29,441)	(7,650)	(18,794)	(10,630)	(520)	(7,649)	6,102	(9,208)	2,171	(75,619)

Profit for the year	(51,437)	20,180	53,495	24,660	1,471	29,336	46,934	94,529	(77,456)	141,712

Profit attributable to:
Owners of the Company	(64,379)	17,072	40,010	18,495	1,471	12,377	40,322	95,271	(72,485)	88,154
Non-controlling interest	12,942	3,108	13,485	6,165	-	16,959	6,612	(742)	(4,971)	53,558

	(51,437)	20,180	53,495	24,660	1,471	29,336	46,934	94,529	(77,456)	141,712

(All amounts are expressed in thousands of S/ unless otherwise stated)

Segments by geographical area

	2013	2014	2015
Revenue:
- Peru	5,072,251	5,611,844	5,707,098
- Chile	631,883	1,011,822	944,198
- Colombia	112,573	125,929	778,333
- Panama	76,394	139,666	206,137
- Guyana	-	49,525	111,924
- Brazil	74,399	68,045	39,253
- Bolivia	-	1,849	45,490

	5,967,500	7,008,680	7,832,433

Non-current assets:
- Peru		2,461,288	3,268,907
- Chile		359,686	320,094
- Colombia		272,543	124,820
- Guyana		2,974	8,800
- Brazil		8,398	-
- Bolivia		1,890	15,043
- Panama		-	584

		3,106,779	3,738,248

7	FINANCIAL INSTRUMENTS

7.1	Financial instruments by category -

The classification of financial assets and liabilities per category is as follows:

	At December 31,
	2014	2015
Assets according to the statement of financial position
Loans and accounts receivable:
- Cash and cash equivalents	818,402	554,002
- Trade and other accounts receivable not including advances to suppliers	1,206,057	1,291,133
- Unbilled work in progress	1,197,769	1,378,941
- Financial assets related to concession agreements	698,371	707,392
- Accounts receivable from related parties	99,061	280,153

	4,019,660	4,211,621

Available-for-sale financial asset (Note 9)	93,144	120,134

Financial asset at fair value through profit and loss	5,601	3,153

Financial assets related to concession agreements are recorded in the statement of financial position within the line items of other short-term accounts receivable and other long-term accounts receivable.

(All amounts are expressed in thousands of S/ unless otherwise stated)

	At December 31,
	2014	2015

Liabilities according to the statement of financial position
Other financial liabilities at amortized cost
- Other financial liabilities	1,419,428	1,480,071
- Finance leases	332,151	301,285
- Bonds	-	794,091
- Trade and other accounts payable (excluding non-financial liabilities)	1,434,377	1,967,268
- Accounts payable to related parties	83,027	97,966

	3,268,983	4,640,681

Hedging derivatives:
- Derivative financial instruments	2,999	2,331

7.2	Credit quality of financial assets -

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external risk ratings (if available) or to historical information about counterparty default rates.

The credit quality of financial assets is presented as follows:

	At December 31,
	2014	2015

Cash and cash equivalents (*)
Banco de Crédito del Perú (A+)	451,956	237,870
Citibank (A)	677	82,471
Banco de la Nación (A)	56,028	64,456
Banco Continental (A+)	76,408	43,074
Banco Scotiabank (A+)	11,611	38,345
Banco Santander - Perú (A)	183	21,660
Banco Interbank (A)	64,962	17,145
Banco Santander - Chile (AAA)	40,577	7,181
Scotiabank Chile (AAA)	-	6,758
Banco de Crédito e Inversiones - Chile (AA+)	10,597	6,331
Banco Scotiabank de Guyana (A)	-	5,462
Banco Bogotá (A)	67,959	4,124
Larrain Vial de Chile (A)	-	3,368
Banco de Chile (AAA)	5,328	1,523
Banco Continental Chile (A)	7,396	-
ITAU - Chile (AA)	7,391	-
Others	6,932	5,064

	808,005	544,832

The ratings in the above table “A and A+” represent high quality credit ratings. For banks located in Peru, the ratings were derived from risk rating agencies authorized by the Peruvian banking and insurance regulator “Superintendencia de Banca, Seguros y AFP” (SBS). For banks located in Chile, the ratings were derived from risk rating agencies authorized by the Chilean stock and insurance regulator “Superintendencia de Valores y Seguros” (SVS).

(*)	The difference between the balances shown above with the balances shown in the statement of financial position corresponds to cash on hand and in-transit remittances (Note 8).

(All amounts are expressed in thousands of S/ unless otherwise stated)

The credit quality of customers is assessed in three categories (internal classification):

A:	new customers/related parties (less than 6 months),

B:	existing customers/related parties (with more than 6 months of trade relationship) with no previous default history; and

C:	existing customers/related parties (with more than 6 months of trade relationship) with previous default history.

	2014	2015

Trade accounts receivable (Note 10 and Note 11)
Counterparties with no external risk rating
A	36,187	540,573
B	2,700,295	2,168,513
C	125,787	342,477

	2,862,269	3,051,563

Receivable from related parties (Note 12)
B	99,061	280,153

The total number of accounts is in compliance with contract terms and conditions, none of them have been re-negotiated.

With respect to available-for-sale financial assets, the counterparty held an external credit rating of AAA at December 31, 2014 and 2015.

8	CASH AND CASH EQUIVALENTS

This account comprises:

	At December 31,
	2014	2015

Cash on hand	8,411	6,116
Checking accounts	530,246	411,695
Time deposits (a)	259,035	123,033
In-transit remittances	1,986	3,054
Mutual funds	18,724	10,104

	818,402	554,002

(a)	At December 31, 2015, this balance mostly comprises short-term deposits for GyM S.A., ViVa GyM S.A., GyM Ferrovías S.A. and Concar S.A. for S/36.7 million, S/33.0 million, S/23.0 million, and S/11.1 million, respectively. Interest rates range between 0.10% and 4.70% (GMH, GyM S.A., GyM Ferrovías S.A. and ViVa GyM S.A. for S/168 million, S/29 million, S/29 million and S/18 million, respectively with interest rates range between 0.10% and 3.97% at December 31,2014).

(All amounts are expressed in thousands of S/ unless otherwise stated)

9	OTHER FINANCIAL ASSETS

This account comprises the investment held by the Company, directly and indirectly, in Transportadora de Gas del Perú S.A. (TGP), a Peruvian entity engaged in providing gas transportation services.

At December 31, 2015, the fair value of the Group’s interest in TGP equals S/120.1 million based on the discounted cash flow method (S/93.1 million at December 31, 2014). The information used in the calculation is as follows:

-	Discounted cash flows from operating activities of TGP net of cash flows from investment activities (CAPEX).
-	Cash flows were estimated for a 30 year term.
-	The discount rate used is 7.5% corresponding to estimated TGP’s WACC (8.1% at December 31, 2014).
-	The interest of the Company in TGP is 1.64% at December 31, 2015 and 2014.

The fluctuation in the fair value of this investment in 2015 amounts to S/19.9 million (S/4.6 million in 2014) net of its income tax effect amounting to S/7 million (S/1.3 million in 2014), plus the adjustment for changes in income tax rate (see note 29-b) amounting to S/1.1 million, which has been recognized in the statement of other comprehensive income.

The most significant assumptions are the discount rate and cash flows affected by the U.S. Wholesale Price Index; the Group has performed a sensitivity analysis on this assumptions: if the discount rate was adjusted down by 5% the fair value would be 7.4% lower and if the discount rate was adjusted up by 5% the fair value would be 7.1% higher; if the cash flows were adjusted down by 5% the fair value would be 9.1% lower and if the cash flows were adjusted up by 5% the fair value would be 8.8% higher.

10	TRADE ACCOUNTS RECEIVABLE

This account comprises:

	At December 31
	2014	2015

Invoices receivable	1,397,084	1,548,669
Collection rights	277,547	140,087

	1,674,631	1,688,756
Impairment of receivables	(10,131)	(16,134)

	1,664,500	1,672,622
Less: non-current portion
Invoices receivable	(529,201)	(610,695)
Collection rights	(50,755)	(11,136)

Total non-current	(579,956)	(621,831)

Total current	1,084,544	1,050,791

Invoices receivable are related to estimated percentages of completion approved by clients.

The fair value of current receivables is similar to their carrying amount since their average collection turnover is less than 60 days. These current receivables do not bear interest and have no specific guarantees.

The non-current portion of the trade accounts receivable is related to GyM Ferrovías S.A.

(All amounts are expressed in thousands of S/ unless otherwise stated)

Collection rights as of December 31, 2015 mainly comprises GyM Ferrovías S.A.,GMD S.A., GMI S.A. and Survial for S/65 million, S/37 million, S/22 million and S/16 million respectively (GyM Ferrovías S.A., CAM Holding S.A, GMD S.A., GMI S.A., Concar S.A., Viva GyM S.A. and Canchaque for S/116 million, S/51 million, S/31 million, S/37 million, S/35 million, S/6 million and S/2 million respectively in 2014).

The collection rights that arise from GyM Ferrovías S.A., a concession signed with the Peruvian Government comprising Line 1 of the Lima Metro (train line), by which this entity has to acquire, on the Government’s behalf, certain infrastructure needed for the implementation of the transport system that will be operated by the GyM Ferrovías S.A once completed (Note 5-b). This account will be amortized through the cash flows determined at the inception of the concession under the “price per kilometer traveled” method (PKT).

Collection rights from Survial S.A. consists of the PAMO provision, specifically the last instalment for the current year (October – December) set forth under the Concession Agreement; which is billed and actually cashed the month following the end of the quarter. At the reporting date, the October – December installment has already been invoiced.

For this purpose, the subsidiary has applied certain criteria to determine the amount of the interest to be accrued on the outstanding balances and the beginning of the collection of the amounts pending. These balances bear interest at a 7.7% rate and their collection began in 2014 jointly with the beginning of operation.

Aging of trade accounts receivable is as follows:

	At December 31
	2014	2015

Current	1,410,199	1,250,086
Past due up to 30 days	174,633	256,743
Past due over 30 days	89,799	181,927

	1,674,631	1,688,756

At December 31, 2015, trade accounts receivable totaling S/438.7 million (S/264.4 million in 2014) are past due but not impaired. The related customers do not have a historical record of default.

The maximum exposure to credit risk at the reporting date is the carrying amount of the accounts receivable and of unbilled work in progress (note 11).

11	UNBILLED WORK IN PROGRESS

This account comprises:

	At December 31
	2014	2015

Unbilled rights receivable	966,924	1,163,473
Deferred costs of work in progress	230,845	215,468

	1,197,769	1,378,941

Less: non-current portion
Unbilled rights receivable	(25,387)	(40,727)
Deferred costs of work in progress	(10,584)	(19,027)

Total non-current	(35,971)	(59,754)

Total current	1,161,798	1,319,187

(All amounts are expressed in thousands of S/ unless otherwise stated)

Rights receivable correspond to the unbilled rights for services rendered by the Engineering and Construction Segment. Each month, under the percentage of completion method, the Company estimates the work completed to date. Based on its monthly estimates, the Company recognizes the corresponding revenue. Until such revenue is billed, it is recorded in the account rights receivable.

At December 31, 2015 and 2014, unbilled work in progress are presented net of advances received from clients for S/42.5 million and S/334 million, respectively the terms of which vary based on each contract. These advances substantially correspond to those received by subsidiary GyM S.A.

At December 31, 2015, advances amounting to S/33 million, correspond to a scheme by mean of which certain customers agree to grant revolving monthly advances which are settled with the amount billed the month following the reception of the advance (S/305 million at December 31, 2014). Other advances received from customers are recognized netting the corresponding receivables and are offset following the pattern of actual services provided. In these cases, if the contract is terminated, the amount received in advance is offset against any receivable balance determined by the work in progress at termination date.

Deferred costs of work in progress include all those expenditures incurred by the Group that relate to future activities to be performed under current construction contracts. At December 31, 2015, the balance mainly comprises costs incurred in the following projects: Kellar, Costa Norte, Proyecto Nuis, Menegua, Poliductos, Red de Gas de Contugas, Servicio Carretera Quinua San Francisco Tranch 2 and Incolur for S/38.4 million, S/34.1 million, S/28.8 million, S/27.3 million, S/21.8 million, S/17.3 million, S/7.6 million and S/1.8 million, respectively (concentrating Plant Cerro Verde, Las Bambas, Machu Picchu, Servicios Cerro del Águila and Chile Spa for S/53.8 million, S/32.9 million, S/31.4 million, S/22.3 million and S/12.7 million, respectively at December 31, 2014).

Other smaller projects for which certain cost amounting to S/6.8 million have been deferred are: CH Santa Teresa 90MW, Cerro Verde 2 Concentrating Plant Phase 1 and improvement and expansion of INEN (S/52 million for Red Gas Contugas, Preliminary work Aurora Gold, Pad I FASE III Cerro Verde at December 31, 2014).

The non-current portion mainly comprises the expenditures incurred by Concesionaria Vía Expresa Sur S.A. for S/19.0 million (S/10.5 million at December 31,2014) that related to future activities to be performed under the construction contract (implementation of the 4.6 km extension of Vía Expresa Sur connecting the district of “San Juan de Miraflores”). This Project is expected to be completed in August 2018.

Additionally the non-current portion comprises the expenditures incurred by the subsidiary GMP S.A. for S/40.7 million for work in progress related to Transportadora de Gas Natural Comprimido Andino Concession (S/25.4 million at December 31, 2014). This Concession is in a pre-operative stage.

12	TRANSACTIONS WITH RELATED PARTIES AND JOINT OPERATORS

a)	Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	2013	2014	2015

Revenue from sale of goods and services:
- Associates	4,915	6,040	1,400
- Joint operations	67,601	43,897	52,384

	72,516	49,937	53,784

Expenses from purchase of goods and services:
- Associates	5	42	18
- Joint operations	6,068	715	489

	6,073	757	507

(All amounts are expressed in thousands of S/ unless otherwise stated)

Inter-company transactions are based on the price lists in force and terms and conditions that would be agreed with third parties.

b)	Key management compensation -

Key management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management. The compensation paid or payable to key management in 2015 amounted to S/111.7 million (S/100.4 million at December 31, 2014).

c)	Balances at the end of the year resulting from the sale/purchase of goods/services -

	At December 31,		At December 31,
	2014		2015
	Receivable	Payable	Receivable	Payable

Joint operations:
Consorcio Constructor Ductos del Sur	-	-	154,383	-
Consorcio GyM Conciviles	48,581	-	57,679	-
Consorcio Rio Urubamba	5,107	3,796	10,856	2,819
Consorcio Terminales del Perú	-	-	9,459	-
Adexus S.A.	-	-	8,521	-
Consorcio Peruano de Conservación	15,365	-	6,270	-
Consorcio Rio Mantaro	-	-	6,021	15,941
Energía y Vapor	-	-	3,328	-
Consorcio Terminales	6,837	-	3,235	-
Consorcio La Gloria	3,805	3,423	3,116	3,077
Ingeniería y Construcción Sigdo Koppers-Vial	-	35,302	2,659	3,900
Consorcio Constructor Chavimochic	141	2,896	2,558	6,422
Consorcio Menegua	-	-	1,910	-
Constructora incolur DSD Ltda.	-	-	1,681	-
Consorcio Lima	877	-	1,430	-
Consorcio Norte Pachacutec	531	1,068	1,026	669
Consorcio Italo Peruano	-	-	465	21,907
Consorcio Constructor Alto Cayma	1,424	-	387	-
Consorcio Construcciones y Montajes	115	1,198	112	2,533
Bechtel Vial y Vives Servicios Complementarios Ltda.	96	4,648	84	6,956
Consorcio Huacho Pativilca	369	4,555	80	5,041
Consorcio Tren Electrico	7,380	-
Consorcio Sistemas SEC	4,349	-	-	-
Consorcio JV Panamá	1,043	-	-	-
Consorcio Ingenieria y Construcción Bechtel	-	5,140	-	-
Consorcio EIM ISA	-	2,955	-	-
Others	3,041	3,953	4,893	4,275

	99,061	68,934	280,153	73,540

Other related parties:
Ferrovias Argentina	-	14,093	-	20,136
Arturo Serna	-	-	-	4,290

	-	14,093	-	24,426

	99,061	83,027	280,153	97,966

Less non-current portion:
Ferrovias Argentina	-	-	-	(20,136)

Current portion	99,061	83,027	280,153	77,830

(All amounts are expressed in thousands of S/ unless otherwise stated)

Receivables and payables are mainly of current maturity and do not have specific guarantees. Accounts receivable from related parties have maturity periods of 60 days and arise from sale of goods and services. These balances are non-interest-bearing due to their short-term maturities and are not impaired.

Accounts payable to related parties have maturity periods of 60 days and arise from engineering, construction, maintenance and other services received. These balances are not interest bearing due to their short-term maturities.

Transactions with non-controlling interest are disclosed in Note 35.

13	OTHER ACCOUNTS RECEIVABLE

This account comprises:

	At December 31,
	2014	2015

Advances to suppliers (a)	162,544	170,126
Fiscal credit (b)	95,891	146,785
Income tax on-account payments (c)	90,088	165,705
Guarantee deposits (d)	103,086	115,573
Loans to third parties	11,904	83,657
Taxes receivable (e)	5,938	42,404
Temporary tax on net assets	19,223	20,051
Claims to SUNAT (pre-paid taxes)	14,572	19,544
Rental and sale of equipment	11,336	9,919
Guarantee deposits	9,938	9,696
Petróleos del Perú S.A.- Petroperú S.A.	2,518	8,891
Receivables from personnel	11,886	8,168
Claims to third parties	20,571	17,846
Advances pending liquidation	1,788	3,478
Account receivable from sale of investments	23,822	-
Legal deposits	4,170	-
Other	40,253	68,675

	629,528	890,518

Less non-current portion:
Fiscal credit (b)	(35,926)	(55,663)
Petróleos del Perú S.A.- Petroperú S.A.	-	(7,948)
Advances to suppliers (a)	(4,131)	(2,200)
Legal deposits	(4,170)	-
Other	(326)	(118)

	(44,553)	(65,929)

Current portion	584,975	824,589

Other receivables do not have past due nor impaired. Other non-current accounts receivable have maturities between 2 and 5 years. Company’s Management estimates that the fiscal credit will be applied against the credit balance of the corresponding tax over the medium term.

The fair value of the short-term receivables approximates to the carrying amount due to its short-term maturity. Non-current portion is not significant for the financial statements for any period shown.

Maximum exposure to credit risk at the reporting date is the carrying amount of each class of other receivables mentioned. The Group does not require guarantees.

(All amounts are expressed in thousands of S/ unless otherwise stated)

The following contains a description of major accounts receivable:

(a)	Advances to suppliers -

Mainly corresponds to advances amounting approximately to S/143 million (S/146.5 million in 2014) granted mainly by the subsidiary GyM S.A. to import the equipment of the projects, detailed as follows:

	At December 31,
	2014	2015

Consorcio Río Mantaro	81,153	76,417
Antucoya - Vial Vives	4,042	11,433
Alsthom Transporte	6,928	11,141
Real state projects	-	10,925
Costa Norte	-	7,670
Gaseoducto del Sur	-	6,017
Panorama Plaza Negocios	17,270	5,864
OFP Administración Central	2,087	4,232
Centro de producción América TV.		3,754
Consorcio Bionergy	-	2,363
Poliducto de Occidente	2,980	2,031
Stracon GyM projects	2,771	1,912
ICHMA	-	1,825
Consorcio constructor Chavimochic	1,368	1,781
Servicios Codensa	-	1,730
30K Project - Fase I - Morelco	-	1,461
ABB AB Importaciones	1,353	1,223
Serv. ICAP	-	1,116
Oficinas Rivera Navarrete	2,179	137
EPC Planta Minera Inmaculada	9,387	107
ABB Inc.	3,487	-
Harvin Electric	2,007	-
Centro Empresarial Leuro	1,651	298
Consorcio Peruano de Conservación	1,350	317
Nuevo Campus Universitario UTEC	1,104	-
Projects for minor amounts	21,427	16,372

	162,544	170,126

(b)	Fiscal credit -

Mainly corresponds to the subsidiaries GyM S.A., Viva GyM S.A., Norvial S.A., Survial S.A., GyM Ferrovias S.A., La Chira and GMP S.A. for S/41 million, S/22 million, S/15 million, S/14 million, S/13 million, S/12 million and S/3 million, respectively, (Survial S.A., GyM S.A. and GyM Ferrovías S.A., for S/10 million, S/28 million and S/25 million, respectively in 2014). Management considers that this fiscal credit related to value added tax payments will be recovered during the ordinary course of the future operations of these subsidiaries.

(c)	Income tax on-account payment -

Mainly comprises income tax payments in advance from the subsidiaries GyM S.A., the Company, GMP S.A., CAM Holding S.p.A., Concar S.A. and Viva GyM S.A. for S/95 million, S/16 million, S/12 million, S/8 million, S/5 million and S/4 million, respectively (GyM S.A., la Compañía, CAM Holding S.p.A., Concar S.A. and Viva GyM S.A. for S/41 million, S/30 million, S/11 million, S/5 million and S/4 million, respectively in 2014).

(All amounts are expressed in thousands of S/ unless otherwise stated)

(d)	Guarantee deposits -

Guarantee deposits are the funds retained by customers for work contracts assumed basically by subsidiary GyM S.A. These deposits are retained by the customers in order to have a guarantee that the subsidiary will perform its obligations under the contracts. The amounts retained will be recovered once the work has been completed. Such deposits mainly correspond to the following projects:

	At December 31
	2014	2015

Machupicchu project	11,495	13,622
Security deposits (rental)	2,222	11,310
Las Acacias 30K-STAP 7	-	8,813
Panorama Plaza Negocios	3,104	6,844
Serv. ICAP	-	5,977
Warranty on sale agreement CAM Brasil	-	5,689
Minera Antucoya	12,279	5,545
Construcción Planta de Cal Pachachaca	6,299	5,434
Samsung Engineering Chile	-	5,419
Poliducto de Occidente Medellín	-	4,999
Costa Norte Santa Marta	-	4,751
La Zanja	1,818	4,636
Termosuria Villavicencio	-	4,309
Oficina principal	-	3,868
Minera Inmaculada	1,069	3,648
Oficina Rivera Navarrete 2	670	2,374
7005 OPR	1,000	2,277
San Pedro del Sur	2,068	1,255
Centro Empresarial Leuro	3,130	756
Empresa Colombiana de Petróleos S.A.	38,100	-
Minera los Pelambres	5,168	-
Nuevo Campus Universitario UTEC	3,735	-
Metapetroleum Corp	2,966	-
Maersk Container Industry San Antonio SPA	1,562	-
Other projects	6,401	14,047

	103,086	115,573

(e)	Taxes receivable -

The balance corresponds to the PPUA subject to refund for the Chilean subsidiaries (Note 24).

14	INVENTORIES

This account comprises:

	At December 31
	2014	2015

Work in progress - Real estate	84,683	415,538
Land	494,024	361,082
Construction material	125,665	160,475
Finished properties	51,767	136,621
Merchandise and supplies	83,752	87,643

	839,891	1,161,359
Impairment of inventories	(6,321)	(2,205)

	833,570	1,159,154

(All amounts are expressed in thousands of S/ unless otherwise stated)

Work in progress - real estate -

At December 31 work in progress - real state comprises the following projects:

	2014	2015

El Rancho	-	166,256
Klimt	-	67,910
Los Parques de Comas I	-	65,433
Los Parques del Callao	-	57,672
2da etapa Proyecto Los Parques de San Martín	35,103	19,063
Los Parques de Comas II	-	11,913
Villa El Salvador 2	17,377	9,918
Real 2	-	7,497
Rivera Navarrete	22,330	-
Parques de Piura	9,751	-
Other minors	122	9,876

	84,683	415,538

During 2015, the Company has capitalized financing costs for these construction projects amounting to S/5.4 million at interest rates between 5.3% and 9.5% (S/5.9 million in 2014 at interest rates between 3.12% and 8.5% and S/6 million in 2013 at interest rates between 3.35% and 8.2%).

Land -

At December 31, land comprises properties for the development of the following projects of subsidiary Viva GyM:

	2014	2015

Lurin (a)	91,000	92,071
Miraflores (b)	78,700	79,971
San Miguel (c)	67,300	69,859
Ancón (d)	-	33,068
Villa el Salvador (e)	19,143	19,143
Nuevo Chimbote	15,507	15,834
San Martín de Porres	12,600	12,978
Huancayo	11,210	11,324
Comas (f)	61,000	-
San Isidro (g)	52,000	-
Callao (h)	52,800	-
Others	32,764	26,834

	494,024	361,082

(a)	Plot of land of 750 hectares located in the district of Lurin, province Lima, for industrial development and public housing.

(b)	Plot of land located in Av. El Ejército, Urbanizacion. Santa Cruz, Miraflores, development complex consisting of a 5-star hotel, convention, business, cultural, commercial and residential building center.

(c)	Plot of land located in the district San Miguel of 1.4 hectares to develop a traditional mulit-family building of 1,004 apartments in 4 stages.

(d)	A 108-hectare land property in which a mega housing-project will be implemented, including appartments ranging from 55 m2 to 75 m2, as well as houses of 75 m2.

(All amounts are expressed in thousands of S/ unless otherwise stated)

(e)	A 2.5-hectare land property in which a project will be implemented consisting of 2 condominiums of 18 buildings; each condo with 720 apartments.

(f)	Plot of land located in the district of Comas, which will be used to develop the project of approximately 8,000 social housing projects called Los Parques de Comas.

(g)	Plot of land located at Av. Pezet 583, San Isidro, development consisting of building with 32 apartments each of more than 300 m2 each.

(h)	Plot of land located at Av. Argentina 2430-Callao, for the project of approximately 984 housing in 3 phases called Los Parques del Callao.

Lands held since 2014 consists of current projects but construction has not yet begun. The additions in the balance at 2015 primarily reflects the costs of designers, license paperwork and other smaller expenses. Construction related to these projects is expected to begin in September 2016. Land properties located in Comas, San Isidro and Callao have been reclassified to “finished properties” and “work in progress” because these lands entered into the construction phase during the 2015.

Construction materials -

At December 31 construction materials relates to the following projects:

	2014	2015

Gaseoducto del Sur	-	68,268
Mina Constancia	20,382	20,119
Cerro del Aguila – Kallpa	13,881	12,846
Central de equipos	4,361	6,875
Planta Concentradora Cerro Verde 2 - 1era fase	10,604	5,220
La Zanja	3,266	3,632
Carretera Quinua San Franciso tramo 2	-	3,123
Shahuindo	-	2,179
Chavimochic	-	2,076
Construcción de Montaje Electromecánico	3,373	2,001
Planta Minera Inmaculada	24,734	-
Termoeléctrica Kelar	3,790	-
Planta de Cal de Pachachaca	3,500	-
Other minors	37,774	34,136

	125,665	160,475

Finished properties -

At December 31 the balance of finished properties consists of the following investment properties:

	2014	2015

Panorama	-	70,951
Los Parques de San Martín de Porres	23,579	21,557
Rivera Navarrete	-	14,085
Villa El Salvador 2	12,899	12,604
Los Parques de Carabayllo 2da etapa	-	9,848
Los Parques de Comas II	-	4,115
Parque Central	5,524	-
El Sol	4,432	-
Otros menores	5,333	3,461

	51,767	136,621

(All amounts are expressed in thousands of S/ unless otherwise stated)

At December 31, 2015 borrowings are guaranteed with land and real state work in progress of the followings projects: Ancón, Los Parques de Callao y el Rancho. The amount guaranteed amounts to S/175 million (S/203.5 million in 2014).

15	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This account comprises:

	At December 31,
	2014	2015

Associates	82,494	500,581
Joint ventures	147,069	146,303

	229,563	646,884

The amounts recognized in the income statement are as follows:

	2013	2014	2015

Associates	11,104	29,132	32,679
Joint ventures	22,458	24,313	2,193

	33,562	53,445	34,872

a)	Investment in associates

Set out below are the associates of the Group at December 31, 2014 and 2015. The associates listed below have share capital solely consisting of common shares, which are held directly by the Group. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2014	2015	2014	2015
		%	%

Gasoducto Sur Peruano S.A.	Common	-	20.00	-	447,372
Asociación en Participación Panorama
Plaza de Negocios	Common	35.00	-	38,932	-
Promoción Inmobiliaria del Sur S.A.	Common	22.50	22.50	23,930	28,733
Concesionaria Chavimochic S.A.C.	Common	26.50	26.50	13,336	17,202
Betchel Vial y Vives Servicios
Complementarios Ltda.	Common	40.00	40.00	2,345	6,187
JV Panama	Common	15.00	-	2,755	-
Others				1,196	1,087

				82,494	500,581

The most significant associates are described as follows:

i)	Gasoducto Sur Peruano S.A. -

In November 2015 the Group acquired a 20% interest in Gasoducto Sur Peruano S.A. (GSP), an entity which, on July 22, 2014, signed a concession agreement with the Peruvian Government (Grantor) to build, operate and maintain the natural gas pipeline transportation system to satisfy the demand of the Peruvian southern region cities, such as: Quillabamba, Cusco, Puno, Arequipa, Moquegua and Tacna. Under the provisions of the concession agreement, the Grantor guarantee GSP returns on the investment made. The term of the concession is 34 years and GSP’s current activities substantially involve those needed for the constructions of the pipeline transport system.

(All amounts are expressed in thousands of S/ unless otherwise stated)

The estimated investment in constructing this infrastructure approximately amounts to US$ 5,900 million. In carrying out major activities for the construction and implementation of the pipeline transportation system, GSP has signed an engineering, procurement and construction contract (EPC) with Consorcio Constructor Ductos del Sur (CCDS). In conjunction with the acquisition of 20% interest in GSP, the Group obtains 29% interest in CCDS through its subsidiary GyM S.A.

This acquisition is part of the Group’s strategy to provide services to the energy sector; also, this acquisition has enabled the Group to increase its backlog volume relating to the engineering and construction segment.

GSP was originally incorporated by two entities, Inversiones en Infraestructura de Transporte de Ductos S.A.C. (IITD) and Enagás. The Group’s acquisition of GSP interest was made as a result of IITD’s assignment to the Group of its preferred subscription right to increase capital in GSP. According to the contract signed in November 2015, the economic impact for the Group from the acquisition of GSP is summarized as follows:

(a)	With respect to GSP acquisition, the Group has made capital contributions of US$131 million (equivalent to S/438 million) which includes premium on the par values of the subscribed shares. It is expected that additional contributions of the Group to GSP’s share capital during the Project’s construction phase amount to US$84 million, which would represent a total investment of the Group in GSP of US$215 million.

(b)	The Group has the obligation to assume 20% of the performance bond required under the concession agreement and 20% of the collateral of a bridge loan obtained by GSP for US$600 million, and,

(c)	With respect to the assignment of the preferred subscription right by IITD, the Group has the obligation to pay US$2.9 million (equivalent to S/ 9.7) and assumes an obligation with IITD to pay at the end of the first year of commercial operation of the concession, which is expected to begin on year 2018, or on the date the Group decides to sell part or the entirety of the acquired investment, 20% of the difference arising from the fair value of the acquired shares at that date and the expected fair value that those shares would have at the end of the first year of commercial operation, according to a valuation performed in 2014 by an appraiser.

At the acquisition date, the Group allocated the purchase price to the provisional determination of the fair values of the acquired assets and liabilities assumed.

ii)	Asociación en Participación Panorama Plaza de Negocios -

It is through this associate that the Panorama real estate property Project is being developed, comprising the construction and sales of offices and commercial spaces in the district of Santiago de Surco. This Project was initially developed by a third party but in 2014 the Group joined the Project through its subsidiary Viva GyM S.A. and with a capital contribution of S/37.8 million; as a result the Group obtained 35% interest in the Project as well as significant influence in the operating decision-making.

On December 17, 2015 given the interest of both parties to directly and actively take part in the implementation and management of the Project, the decision was made to change its corporate structure, which resulted in the extinction of the associate and the formation of a joint operation that enabled the parties to have control over the joint operation without affecting their share in profits. From that date on, the Group has ceased to apply the equity method of accounting to recognize this investment and is recognizing it as a joint operation.

(All amounts are expressed in thousands of S/ unless otherwise stated)

iii)	Promoción Inmobiliaria del Sur S.A -

An entity with major asset in the form of land of 24,957,300 m2 located in Lurin, which will be used for real estate developments. Based on recent appraisals of the property, Management believes that the commercial value of this property is higher that its carrying amount.

iv)	Concesionaria Chavimochic S.A.C. -

An entity that was awarded with the implementation of the Chavimochic irrigation Project, including: a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the concession effective period is 25 years and the total entire investment amounts US$647 million.

(All amounts are expressed in thousands of S/ unless otherwise stated)

The following table shows financial information of the principal associates:

Summarized financial information for associates -

	Gasoducto Sur Peruano	Promoción Inmobiliaria del Sur S.A.		Chavimochic S.A.C.		Asociación en Participación Panorama
	At December 31,	At December 31,		At December 31,		Plaza de Negocios
	2015	2014	2015	2014	2015	2014

Current
Cash and cash equivalents	223,405	48,545	40,704	5,200	18,778	52,748
Other current assets (excluding cash)	79,814	25,806	84,183	81,324	152,622	216,296

Total current assets	303,219	74,351	124,887	86,524	171,400	269,044

Financial liabilities (excluding trade accounts payables)	2,209,045	-		30,288	105,617	2,385
Other current liabilities
(including trade accounts payables)	1,148,463	34,351	32,072	14,834	5,182	200,590

Total current liabilities	3,357,508	34,351	32,072	45,122	110,799	202,975

Non-current
Assets	4,943,392	49,365	47,699	8,980	8,608	61,945

Financial liabilities	-	-	-	-	-	16,418
Other liabilities	7,442	-	13,090	57	2,547	247

Net assets	1,881,661	89,365	127,424	50,325	66,662	111,349

	Gasoducto Sur Peruano	Promoción Inmobiliaria del Sur S.A.			Chavimochic S.A.C.		Asociación en Participación Panorama Plaza de Negocios
	2015	2013	2014	2015	2014	2015	2014

Revenue	3,007,799	44,552	88,870	90,970	67,473	376,124	9
Depreciation and amortization	(256)	(69)	(73)	-	(216)	(371)	(489)
Interest income	-	52	29	54	61	203	10,918
Interest expenses	(31,953)	(2)	(3)	(25)	(126)	(1,426)	(7,420)
Profit or loss from continuing operations	69,191	43,234)	82,080	(80,372)	175	22,995	955
Income tax	19,828	(13,365)	(24,521)	(25,373)	57	(6,656)	654

Post-tax profit from continuing operations	49,363	29,971	61,402	(65,245)	118	16,339	301

Other comprehensive income	-	-	-	-	-	-	-

Total comprehensive income	49,363	29,971	61,402	65,245	118	16,339	301

(All amounts are expressed in thousands of S/ unless otherwise stated)

The movement of the investments in associates is as follows:

	2013	2014	2015

Opening balance	24,719	28,209	82,494
Acquisition through business combinations (Note 31)	346	-	-
Acquisition of Gaseoducto Sur Peruano (Note 15 a-i)	-	-	437,494
Acquisitions	-	51,244	-
Equity interest in results	11,104	29,132	32,679
Change in corporate structure of Panorama Project (Note 15 a-ii)	-	-	(39,180)
Dividends received	(2,980)	(25,191)	(9,838)
Sale of investments	(6,684)	-	-
Derecognition of investments	-	-	(2,755)
Conversion adjustment	1,704	(900)	(313)

Final balance	28,209	82,494	500,581

In addition to the GSP acquisition described in note 15 a-i); in 2013, 2014 and 2015 the following significant movements were carried out:

-	In March 2014, Constructora Norberto Odebrecht S.A. and Odebrecht Partipacoes e Investimentos S.A. formed Concesionaria Chavimochic S.A.C., in which the Company has 26.5% interest based on a capital contribution of S/13.3 million.

-	During 2015 the Group received dividends from Promoción Inmobiliaria del Sur S.A. amounting to 9.8 million (from Promoción Inmobiliaria del Sur S.A., Ingeniería y Construcción Vial y Vives OGP -1 Limitada y Betchel Vial y Vives Servicios Complementarios Ltda. for S/3.4 million , S/16.6 million and S/4.9 million, respectively during 2014).

-	The “share of the profit or loss in associates and joint ventures under the equity method” shown in the income statement includes S/17.3 million as expenses that subsidiary GyM S.A. had to pay in 2015 for the execution of the letter of guarantee in JV Panama.

b)	Investment in Joint Ventures -

Set out below are the joint ventures of the Group as of December 31, 2014 and 2015.

(All amounts are expressed in thousands of S/ unless otherwise stated)

i)	Tecgas N.V. -

This entity provides services of operations and maintenance of oil pipelines and related activities. Currently, its activities are focused in the service agreement of operations and maintenance of oil pipelines of the concession of Transportadora de Gas del Perú S.A.A. - TGP (its largest customer).

ii)	Adexus S.A. -

It is mainly engaged in integrating systems and providing specialized solutions and services in IT and communications to the financial telecom, manufacturing, mining, retail and other industries.

iii)	Sistemas SEC -

The company’s activities include the renovation and automation of the electrical system and signaling of railways and communications within Santiago - Chillán - Bulnes - Caravans and Conception areas. The contract was awarded to SEC in 2005 for a period of 16 years.

iv)	Constructora SK - VyV Ltda -

This entity is mainly engaged in the execution of civil construction work and industrial assembly, construction, buildings and carrying out engineering projects, in general, and any other business agreed upon by the partners for the project “Caserones” of the client Minera Lumina Cooper.

(All amounts are expressed in thousands of S/ unless otherwise stated)

The following table shows financial information of the principal joint ventures:

Summarized financial information for joint ventures -

	Constructora SK-VyV Ltda.		Sistemas SEC		Tecgas N.V.		Adexus S.A.
	At December 31,		At December 31,		At December 31,		At December 31,
	2014	2015	2014	2015	2014	2015	2015

Current
Cash and cash equivalents	692	80	68	1,915	35,009	71,903	13,626
Other current assets
(excluding cash)	91,606	7,810	18,329	8,611	53,370	41,219	128,616

Total current assets	92,298	7,890	18,397	10,526	88,379	113,122	142,242

Financial liabilities (excluding trade accounts payables)	68	1,091	42	-	-	-	100,618
Other current liabilities
(including trade accounts payables)	7,921	269	8,867	11,765	81,917	103,941	68,116

Total current liabilities	7,989	1,360	8,909	11,765	81,917	103,941	168,734

Non-current
Assets	103	45	16,239	22,794	201,362	192,360	174,159
Other liabilities	91	-	5,198	2,724	59,126	47,686	63,397

Net assets	84,321	6,575	20,529	18,831	148,698	153,855	84,270

Revenue	298,156	10,702	362	26,136	-	426,487	334,376
Depreciation and amortization	(426)	-	(2,069)	424	-	(11,749)	(18,387)
Interest income	83	-	1,409	58	-	138	47
Interest expenses	-	-	(1,065)	(278)	-	(122)	(23,026)
Profit or loss from continuing operations	46,916	7,826	2,474	1,374	-	1,876	(35,573)
Income tax expense	(8,964)	(1,289)	(1,305)	(188)	-	(892)	2,391

Post-tax profit from continuing operations	37,952	6,537	(1,169)	1,186	-	984	(33,182)

Other comprehensive income	-	-	-	-	-	-	-

Total comprehensive income	37,952	6,537	(1,169)	1,186	-	984	(33,182)

(All amounts are expressed in thousands of S/ unless otherwise stated)

The movement of the investments in joint ventures is as follows:

	2013	2014	2015

Opening balance	12,727	59,758	147,069
Acquisition through business combination (Note 31)	2,262	-	-
Acquisitions	-	78,615	44,145
Decrease in capital	-	-	(3,364)
Debt capitalization	7,989	-	-
Equity interests in results	22,458	24,313	2,193
Dividends received	(1,708)	(11,527)	(42,122)
Adjustment SEC (vi)	9,379	-	-
Adjustment LQS (vi)	7,408	-	-
Conversion adjustment	(757)	(4,090)	(1,618)

Final balance	59,758	147,069	146,303

In 2015, 2014 and 2013 the following significant movements were carried out:

(i)	In December 2015 a share capital of Consorcio DSD Echevarría Izquierdo was decreased by S/3.3 million, which did not affect the interest of each party in the joint operation (50%). The purpose of the capital decrease resulted from the settlement of the obligations that the joint operation held with its partners Vial y Vives - DSD S.A. y Echevarría Izquierdo Montajes Industriales S.A.

(ii)	In August 2015 the Company acquired a 44% interest in the share capital of Adexus S.A., amounting to S/44.1 million. This investment includes goodwill arising from the acquisition for S/20.7 million.

(iii)	In December 2014, the Company acquired 51% of the share capital of Tecgas N.C. (current strategic partner of Transportadora de Gas del Perú), which holds 100% the share capital of Compañía Operadora de Gas del Amazonas (hereinafter COGA) for a total of S/75.8 million. This investment includes goodwill resulting from the purchase amounting to S/61.4 million.

(iv)	In July 2014, the Company acquired 50% interest in the share capital of G.S.J.V. SCC, through its subsidiary GyM S.A. for S/2.78 million.

(v)	The Group received dividends in 2015 from Constructora SK – VyV Ltda., for S/41.1 million (S/11.5 million in 2014).

(vi)	In 2013 the Company re-evaluated the nature of the rights attributable to its partners under the provisions of IFRS 10 and concluded that the parties have joint control and are not subsidiaries; accordingly, Logística de Químicos del Sur S.A.C. (hereinafter LQS) and Sistemas SEC S.A. (hereinafter SEC) were removed from the Group consolidation and are recorded under the equity method of accounting. The effect of this re-evaluation on the total assets and equity is not significant for the years of the presented financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)

16	PROPERTY, PLANT AND EQUIPMENT

The movement in property, plant and equipment accounts and its corresponding accumulated depreciation for the year ended December 31, 2013, 2014 and 2015 is as follows:

					Furniture and	Other	Replacement	In-transit	Work
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	units	in progress	Total

At January 1, 2013
Cost	26,515	99,613	751,936	358,067	38,066	135,918	10,204	19,323	97,055	1,536,697
Accumulated depreciation	-	(20,728)	(311,975)	(135,669)	(19,247)	(95,494)	(53)	-	-	(583,166)

Net cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531

Net opening cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531
Additions		6,713	63,155	31,445	3,419	22,061	3,537	19,585	91,450	241,365
Acquisition of subsidiary – DSD (Note 31)	2,965	624	44,493	2,973	94	1,773	-	-	-	52,922
Deconsolidation SEC and LQS	-	(1,555)	(5,187)	(119)	(382)	(158)	-	-	(19,108)	(26,509)
Reclassifications	147	10,184	35,627	6,193	1,108	(4,417)	(2,494)	(15,823)	(30,525)	-
Transfers to intangibles (Note 17)	-	-	(948)	-	-	-	-	-	(38,656)	(39,604)
Deduction for sale of assets	-	(2,467)	(20,432)	(19,213)	(2,579)	(2,676)	-	-	-	(47,367)
Transfer to held for sale assets	-	-	(5,706)	(15,767)	-	-	-	-	-	(21,473)
Adjustments of cost -derecognition	-	(2,641)	(5,752)	(1,592)	(2,074)	(3,004)	(601)	(1,256)	(2,173)	(19,093)
Depreciation charge	-	(7,387)	(84,454)	(59,126)	(9,247)	(19,235)	(38)	-	-	(179,487)
Depreciation for transfers	-	(144)	(2,623)	(1,746)	(12)	1,010	23	-	-	-
Depreciation for sales deductions	-	1,587	14,984	11,961	2,432	1,276	-	-	-	32,240
Adjustments of accumulated depreciation - derecognition	-	542	3,787	295	2,168	2,138	-	-	-	8,930
Translations adjustments	(285)	(15)	(2,102)	(111)	23	(59)	-	-	-	(2,549)

Net final cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906

At December 31, 2013
Cost	29,342	110,456	855,084	361,876	37,675	149,438	10,646	21,829	98,043	1,674,389
Accumulated depreciation	-	(26,130)	(380,281)	(180,793)	(23,906)	(110,305)	(68)	-	-	(721,483)

Net cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906

(All amounts are expressed in thousands of S/ unless otherwise stated)

					Furniture and	Other	Replacement	In-transit	Work
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	units	in progress	Total

At January 1, 2014
Cost	29,342	110,456	855,084	361,876	37,675	149,438	10,646	21,829	98,043	1,674,389
Accumulated depreciation	-	(26,130)	(380,281)	(180,793)	(23,906)	(110,305)	(68)	-	-	(721,483)

Net cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906

Net opening cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906
Additions	17	19,349	133,230	87,958	8,434	40,125	98	19,982	119,773	428,966
Acquisition of subsidiary – Morelco (Note 31 a)	1,993	8,869	53,942	1,844	254	1,653	-	-	526	69,081
Acquisition of subsidiary – Coasin (Note 31 b)	-	-	-	-	-	711	-	-	-	711
Reclassifications		67,454	24,523	(3,048)	468	(3,316)	(2,043)	(31,415)	(52,623)	-
Transfers to intangibles (Note 17)	-	-	-	-	-	-	-	-	(66,604)	(66,604)
Deduction for sale of assets	-	(3,066)	(61,508)	(52,364)	(2,514)	(3,087)	(851)	(830)	-	(124,220)
Adjustments of cost – derecognition	-	(2,327)	(10,404)	(1,402)	(585)	(8,319)	(605)	-	801	(22,841)
Depreciation charge	-	(11,996)	(89,463)	(52,697)	(6,896)	(22,100)	(7)	-	-	(183,159)
Depreciation for transfers	-	(2,222)	375	(3,036)	958	3,925		-	-	-
Depreciation for sale deductions	-	2,959	45,001	33,458	2,214	2,394	71	-	-	86,097
Adjustments of accumulated depreciation – derecognition	-	1,910	8,339	1,253	351	5,753	-	-	-	17,606
Translations adjustments	(677)	(285)	(8,380)	(787)	(586)	(336)	-	(389)	(85)	(11,525)

Net final cost	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018

At December 31, 2014
Cost	30,675	200,450	986,487	394,077	43,146	176,869	7,245	9,177	99,831	1,947,957
Accumulated depreciation	-	(35,479)	(416,029)	(201,815)	(27,279)	(120,333)	(4)	-	-	(800,939)

Net cost	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018

(All amounts are expressed in thousands of S/ unless otherwise stated)

					Furniture and	Other	Replacement	In-transit	Work
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	units	in progress	Total

At January 1, 2015
Cost	30,675	200,450	986,487	394,077	43,146	176,869	7,245	9,177	99,831	1,947,957
Accumulated depreciation	-	(35,479)	(416,029)	(201,815)	(27,279)	(120,333)	(4)	-	-	(800,939)

Net cost	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018

Net initial cost	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018
Additions	-	9,021	105,575	86,923	12,684	22,802	-	16,018	44,933	297,956
CAM Brazil deconsolidation	-	(839)	(1,462)	(633)	(70)	-	-	-	-	(3,004)
Reclassifications	-	36,180	32,389	9,300	1,245	7,272	10,529	(23,092)	(73,823)	-
Transfers to intangibles (Note 17)	-	-	68	-	-	-	-	-	(36,785)	(36,717)
Transfers to accounts receivable	-	(3,635)	-	-	(777)	(4,442)	-	-	(5,168)	(14,022)
Deduction for sale of assets	(2,001)	(1,235)	(35,118)	(42,464)	(1,491)	(7,979)			(14,185)	(104,473)
Adjustments of cost - derecognition	-	(5,057)	(10,224)	(362)	(2,299)	(1,810)	(2,326)	(89)	(1,206)	(23,373)
Depreciation charge	-	(13,598)	(116,993)	(54,808)	(5,156)	(24,225)	-	-	-	(214,780)
Depreciation for sale deductions	-	1,003	23,907	32,566	799	7,751	-	-	-	66,026
Adjustments of accumulated depreciation – derecognition	-	3,060	4,373	323	503	1,331	-	-		9,950
Translations adjustments	(265)	(306)	(8,288)	(2,221)	(128)	(506)	-	(197)	(553)	(12,464)

Net final cost	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757

At December 31, 2015
Cost	28,409	231,029	1,074,195	443,239	52,225	191,238	15,448	1,817	13,044	2,050,644
Accumulated depreciation	-	(41,464)	(509,510)	(222,353)	(31,048)	(134,508)	(4)	-	-	(938,887)

Net cost	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757

(All amounts are expressed in thousands of S/ unless otherwise stated)

In 2015 and 2014, additions to cost correspond to the acquisition of fixed assets under finance leases and by direct acquisition.

The balance of work in progress at December 31, 2015, relates mainly to investments made by the subsidiary GMP S.A. for S/3 million (S/47.4 million at December 31, 2014) for the activities of oil drilling in order to increase exploitation of oil and gas (4 wells in 2015 and 25 wells in 2014). Additionally, the balance includes the construction work of Larcomar Hotel Project for S/11.0 million (S/9.3 in 2014). At December 31, 2014 the balance included the construction of the offices in the new administrative headquarters of the Company in Petit Thouars Avenue, amounting to S/28.9 million and the subsidiary GyM S.A. maintained a balance of S/12.4 million relating to the construction of a corrective-preventive maintenance at the Constancia mine.

In 2015 the sale of fixed assets amounted to S/55.8 million (S/124.2 million and S/47.3 million in 2014 and 2013, respectively), resulting in a profit of S/17.4 million (a profit of S/4.9 million and S/0.7 million in 2014 and 2013, respectively), which is shown in the income statement under “other income and expenses” (Note 28).

Depreciation of fixed assets and investment properties for the year is broken down in the statement of income as follows:

	2013	2014	2015

Cost of services and goods	166,098	168,634	196,725
Administrative expenses	13,389	14,525	18,055

Total depreciation related to property, plant and equipment	179,487	183,159	214,780

(+) Depreciation related to investment property	1,992	2,151	2,290

Total depreciation charged to expenses	181,479	185,310	217,070

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease agreements is broken down as follows:

	At December 31,
	2014	2015

Cost	643,498	735,591
Accumulated depreciation	(264,343)	(327,465)

Net cost	379,155	408,126

Property, plant and equipment amounting to S/56.7 million (S/60.1 million in 2014) have been pledged granted as guarantee of certain borrowings.

(All amounts are expressed in thousands of S/ unless otherwise stated)

17	INTANGIBLE ASSETS

The movement of intangible assets and that of their corresponding accumulated amortization, as of December 31, 2013, 2014 and 2015, is as follows:

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use rights	Other assets	Total

At January 1, 2013
Cost	89,214	75,845	417,645	50,518	23,095	178,910	3,623	13,288	9,401	861,539
Accumulated amortization and impairment	(21,995)	(410)	(239,033)	(12,054)	(16,360)	(87,376)	(3,623)	-	(290)	(381,141)

Net cost	67,219	75,435	178,612	38,464	6,735	91,534	-	13,288	9,111	480,398

Net opening cost	67,219	75,435	178,612	38,464	6,735	91,534	-	13,288	9,111	480,398
Additions	-	-	14,622	-	5,106	-	-	-	4,976	24,704
Acquisition of subsidiary - DSD (Note 31)	6,128	-	218	7,373	-	-	-	-	-	13,719
Desconsolidation SEC and LQS	-	-	(1,203)	-	(902)	-	-	-	(5)	(2,110)
Transfers from work in progress (Note 16)	-	-	2,122	-	290	38,621	-	-	(1,429)	39,604
Derecognition - cost	-	(33)	(1,965)	(100)	(42)	(317)	-	-	(1,307)	(3,764)
Amortization charge	-	(2,458)	(18,816)	(16,202)	(7,084)	(31,236)	-	-	(2,591)	(78,387)
Derecognition – accumulated amortization	-	-	(323)	-	(6)	-	-	-	322	(7)
Translations adjustments	-	-	6,728	-	-	-	-	-	-	6,728

Net final cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885

At December 31, 2013
Cost	95,342	75,812	438,167	57,791	27,547	217,214	3,623	13,288	11,636	940,420
Accumulated amortization and impairment	(21,995)	(2,868)	(258,172)	(28,256)	(23,450)	(118,612)	(3,623)	-	(2,559)	(459,535)

Net cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885

(All amounts are expressed in thousands of S/ unless otherwise stated)

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use right	Other assets	Totals

At January 1, 2014
Cost	95,342	75,812	438,167	57,791	27,547	217,214	3,623	13,288	11,636	940,420
Accumulated amortization and impairment	(21,995)	(2,868)	(258,172)	(28,256)	(23,450)	(118,612)	(3,623)	-	(2,559)	(459,535)

Net cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885

Net initial cost	73,347	72,944	(179,995)	29,535	4,097	98,602	-	13,288	9,077	480,885
Additions	-	-	135,502	-	2,804	-	-	-	5,238	143,544
Acquisition of subsidiary – Morelco (Note 31 a)	103,055	33,326	847	30,318	-	-	-	-	-	167,546
Acquisition of subsidiary – Coasin (Note 31 b)	6,413	-	6	-	1,371	-	-	-	-	7,790
Transfers from assets under construction (Note 16)	-	-	1,845	-	1,677	64,759	-	-	(1,677)	66,604
Reclassifications	-	-	920	-	180	(251)	-	-	(849)	-
Derecognition – cost	-	-	(16,016)	-	(29)	-	-	-	(91)	(16,136)
Amortization charge	-	-	(26,823)	(14,987)	(3,013)	(31,780)	-	-	(778)	(77,381)
Derecognition – accumulated amortization	-	-	15,491	-	1	-	-	-	-	15,492
Amortization reversal (Vial y Vives)	-	2,651	-	-	-	-	-	-	-	2,651
Translations adjustments	(2,666)	(6,303)	(88)	(1,876)	(1,319)	-	-	-	-	(12,252)

Net final cost	180,149	102,618	291,679	42,990	5,769	131,330	-	13,288	10,920	778,743

At December 31, 2014
Cost	202,144	102,835	561,183	86,233	32,231	281,722	3,623	13,288	14,257	1,297,516
Accumulated amortization and impairment	(21,995)	(217)	(269,504)	(43,243)	(26,462)	(150,392)	(3,623)	-	(3,337)	(518,773)

Net cost	180,149	102,618	291,679	42,990	5,769	131,330	-	13,288	10,920	778,743

(All amounts are expressed in thousands of S/ unless otherwise stated)

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use right	Other assets	Totals

At January 1, 2015
Cost	202,144	102,835	561,183	86,233	32,231	281,722	3,623	13,288	14,257	1,297,516
Accumulated amortization and impairment	(21,995)	(217)	(269,504)	(43,243)	(26,462)	(150,392)	(3,623)	-	(3,337)	(518,773)

Net cost	180,149	102,618	291,679	42,990	5,769	131,330	-	13,288	10,920	778,743

Net initial cost	180,149	102,618	291,679	42,990	5,769	131,330	-	13,288	10,920	778,743
Additions	5,418	-	165,149	-	9,141	-	-	-	3,429	183,137
CAM Brazil Desconsolidation					(129)					(129)
Transfers from assets under construction (Note 16)	-	-	-	(68)	1,562	33,396	-	-	(1,827)	36,717
Transfers to accounts receivable	-	-	(2,278)	-	-	-	-	-	-	(2,278)
Transfers to pre-paid expenses	-	-	(10,923)	-	-	-	-	-	(3,684)	(14,607)
Reclassifications	-	-	-	-	188	(188)	-	-	(3)	(3)
Amortization charge	-	-	(25,683)	(14,697)	(6,033)	(42,117)	-	-	(825)	(89,355)
Translations adjustments	(759)	(6,084)	(51)	(4,031)	(280)	-	-	-	-	(11,205)

Net final cost	184,808	96,534	417,893	24,194	10,218	122,421	-	13,288	11,664	881,020

At December 31, 2015
Cost	206,803	96,751	716,125	82,134	42,761	314,881	3,623	13,288	15,425	1,491,791
Accumulated amortization and impairment	(21,995)	(217)	(298,232)	(57,940)	(32,543)	(192,460)	(3,623)	-	(3,761)	(610,771)

Net cost	184,808	96,534	417,893	24,194	10,218	122,421	-	13,288	11,664	881,020

(All amounts are expressed in thousands of S/ unless otherwise stated)

a)	Goodwill -

Management reviews the results of its businesses based on the type of economic activity carried out.

Goodwill from cash-generating units is allocated to the following segments:

	At December 31,

	2014	2015
Engineering and construction (Note 32 a and c)	135,461	140,090
Electromechanical	20,737	20,737
Mining and construction services	13,366	13,366
Telecommunications services (Note 32 b)	6,413	6,443
IT equipment and services	4,172	4,172

	180,149	184,808

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost to sale. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required.

The main criteria used by the Group to determine the value in use are as follows:

	Mining construction services	Engineering and construction	Electro- mechanical	IT equipment and services	Telecommunication services

2014 -
Gross margin	11.46%	13.00% / 9.04%	10.35%	30.91%	11.10%
Growth rate	2.00%	3.00% / 4.00%	2.00%	-	5.00%
Discount rate	13.00%	8.36% / 9.30%	13.00%	13.00%	10.76%

2015 -
Gross margin	11.81%	11.50% / 10.80%	10.33%	24.31%	14.39%
Growth rate	2.00%	3.00% / 3.00%	2.00%	-	-
Discount rate	11.71%	9.66% / 12.72%	11.01%	21.74%	10.02%

These assumptions have been used for the analysis of each CGU included in the operating segments for a period of 5 years.

Management determines the budgeted gross margins based on past results and market development expectations. Average growth rates are consistent with those prevailing in the industry. Discount rates used are pre-tax and reflect the specific risk related to the assessed CGUs.

b)	Trademarks -

The Group acquired trademarks from the business combination processes of Vial y Vives S.A.C. (S/75.4 million) in October 2012 and of Morelco (S/33.3 million) in December 2014. Management has determined that both brands have indefinite lives; consequently, annual impairment tests are performed on these intangibles, as described in paragraph a) above. As a result of these tests, no provision for impairment was considered necessary to be recorded at December 31, 2015 and 2014.

(All amounts are expressed in thousands of S/ unless otherwise stated)

Major assumptions used by the Group to determine the value in use are as follows:

	Engineering and construction
	2015		2014
	VyV-DSD	Morelco	VyV - DSD	Morelco
Revenue	4.95%	9.85%	10.80%	10.70%
Growth rate	3.00%	3.00%	4.00%	3.00%
Discount rate	9.66%	12.72%	9.30%	8.36%

c)	Concessions -

This intangible asset mainly includes the value attributable to the concession for the Ancón-Huacho-Pativilca road section of the Panamericana Norte highway. During 2015, the Company has capitalized financing costs for these concessions amounting to S/7.7 million at interest rates between 6.75% and 8.375% (S/0.7 million in 2014 at interest rate of 6.32%).

Intangibles arising from this concession as of December 31, 2015 mainly comprise i) the EPC contract for S/317.5 million (S/184.1 million as of December 31, 2014) by the construction of the second section of “Ancón-Huacho-Pativilca” highway, with an addition of S/133.2 million net of amortization, made effective in 2015 (an investment of S/82.7 in 2014) and, ii) improving road by S/19.6 million as of December 31, 2015 (S/21.5 million as of December 31, 2014). Under those contracts, the Concessionaire has to construct, improve and rehabilitate the road infrastructure over the effective period of the concession.

During the course of 2015 investments were made in concession Vía Expresa Sur for S/6.2 million (S/15.8 million in 2014) involving the extension of the Vía Expresa Sur to connect the district of San Juan de Miraflores, those amounts comprises an unsecured portion (53%) for the concessionaire (bifurcated model).

d)	Costs of development of wells -

Through one of its subsidiaries, the Group operates and extracts oil from two fields (Block I and Block V) located in the province of Talara in northern Peru. Both oil fields are operated under long-term service agreements by which the Group provides hydrocarbon extraction services to Perupetro.

On December 10, 2014 the Peruvian Government granted subsidiary GMP S.A. a right of exploiting for 30 years the oil blocks III and IV (owned by the Peruvian government - Perupetro) located in the Talara, Piura basin.

Based on its winning technical - economic proposal, GMP was to begin drilling activities in 230 development wells in Block III and in 330 development wells in Block IV for 10 years. The expected total investment in both blocks totals US$560 million. Operations started in April 2015 in both blocks with a production of 1,700 bpd while the drilling obligation comes into effect one year after the beginning of operations.

As part of the Group’s obligations under the relevant service agreements, certain costs will be incurred in preparing the wells in Blocks I, III, IV and V to be able to render hydrocarbons exploitation services which will be capitalized as in intangible at a carrying amount of S/110.2 million, S/0.1 million, S/0.2 million and S/7.9 million at December 31, 2015, respectively (S/125.1 million and S/6.2 million At December 31, 2014 in blocks I and V, respectively). All blocks are amortized on the basis of the useful lives of the wells (estimated to be 5 years), which is less than the total effective period of the service agreement with Perupetro. Regarding Blocks III and IV those costs have not been amortized in 2015 because the investment was actually performed on December 31, 2015.

(All amounts are expressed in thousands of S/ unless otherwise stated)

e)	Amortization of intangible assets -

Amortization of intangibles is broken down in the income statement as follows:

	2013	2014	2015

Cost of sales (Note 26)	67,254	68,089	81,841
Administrative expenses (Note 26)	11,133	6,641	7,514

	78,387	74,730	89,355

18	OTHER FINANCIAL LIABILITIES

This item comprises:

	Total		Current		Non- current
	As of December 31,		As of December 31,		As of December 31,
	2014	2015	2014	2015	2014	2015

Bank loans	1,419,428	1,480,071	1,300,636	1,082,860	118,792	397,211
Finance leases	332,151	301,285	124,819	145,160	207,332	156,125

	1,751,579	1,781,356	1,425,455	1,228,020	326,124	553,336

a)	Bank loans -

At December 31, 2015 and 2014 this item comprises bank borrowings contracted in local and foreign currency intended for working capital. These obligations are subject to fixed interest rates ranging between 1.0% and 13.1% in 2015 and between 1% and 9% in 2014.

			Current		Non-current
	Interest	Date of	At December 31		At December 31
	rate	maturity	2014	2015	2014	2015

GyM S.A. (1)	1.00% / 9.45%	2016 / 2020	510,357	535,776	15,518	286,671
Viva GyM S.A.	5.24% / 8.50%	2016	140,369	220,423	-	8,372
Graña y Montero S.A.A.	2.75%	2016	-	102,776	-	-
GMP S.A.	2.13% / 5.95%	2016 / 2020	67,195	95,824	82,258	70,220
Norvial S.A.	5.85% / 8.37%	2016 / 2020	88,957	54,706	-	-
CAM Holding S.A.	4.85% / 13.07%	2016 / 2018	38,699	42,534	21,016	31,948
GMD S.A.	4.90% / 6.30%	2016	13,632	30,107	-	-
GMI	5.56%	2016	15,659	714	-	-
GyM Ferrovías S.A.	5.75% / 5.90%	2015	404,915	-	-	-
Concar S.A.	5.48% / 5.60%	2015	14,566	-	-	-
Survial S.A.	7.05%	2015	6,287	-	-	-

			1,300,636	1,082,860	118,792	397,211

(All amounts are expressed in thousands of S/ unless otherwise stated)

In 2015, subsidiaries Norvial S.A. and GyM Ferrovías S.A. issued bonds to raise capital intended for working capital and to repay short-term loans that were obtained in January and December 2014, respectively. Those loans were obtained from BCP amounting to S/120 million and US$12 million for Norvial S.A. and S/400 million for GyM Ferrovías S.A., which bore interest at rates ranging between 5.75% and 6.32% (Note 19).

At December 31, 2015 the Company has undrawn lines of credit for S/4,666 million (S/2,459 million at December 31, 2014)

b)	Finance lease obligations -

			Current		Non-current
	Interest	Date of	At December 31		At December 31
	rate	maturity	2014	2015	2014	2015

GyM S.A.	1.90% /8.96%	2016 / 2023	103,445	116,205	128,563	88,715
GMD S.A.	4.99% /7.00%	2016 / 2020	4,921	10,474	23,603	20,024
GMP S.A.	2.65% /7.20%	2016 / 2018	2,382	5,272	17,509	13,087
CAM Holding S.A.	7.19% /9.27%	2016 / 2020	4,833	4,633	15,502	12,382
Viva GyM S.A.	7.30% /8.95%	2018 / 2022	3,945	3,957	16,368	19,190
Concar S.A.	3.23% /5.48%	2016 / 2018	3,880	3,618	2,949	2,161
Norvial S.A.	5.15%	2016	658	722	633	-
GMI S.A.	6.90%	2018	123	279	-	566
Graña y Montero S.A.A.	3.50% /7.70%	2015	632	-	2,205	-

			124,819	145,160	207,332	156,125

The minimum payments to be made by maturity and present value of the finance lease obligations are as follows:

	At December 31,
	2014	2015

Up to 1 year	138,988	157,957
From 1 to 5 years	214,620	160,824
Over 5 years	11,224	10,431

	364,832	329,212
Future financial charges on finance leases	(32,681)	(27,927)

Present value of the obligations for finance lease contracts	332,151	301,285

The present value of finance lease obligations is broken down as follows:

	At December 31,
	2014	2015

Up to 1 year	124,819	145,160
From 1 year to 5 years	197,716	146,316
Over 5 years	9,616	9,809

	332,151	301,285

(All amounts are expressed in thousands of S/ unless otherwise stated)

c)	Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carying amount		Fair value
	2014	2015	2014	2015

Loans	1,014,513	1,480,071	984,786	1,493,981
Leases	737,066	301,285	750,559	308,202

	1,751,579	1,781,356	1,735,345	1,802,183

Fair values are determined based on discounted cash flows using borrowing rates between 4.8% and 13.1% (between 4.4% and 8.0% in 2014) information that corresponds to level 2 of the fair value hierarchy.

19	BONDS

At December 31, 2015 this item is broken down as follows:

	Total	Current	Non-current

GyM Ferrovías (a)	607,868	31,546	576,322
Norvial (b)	186,223	5,537	180,686

	794,091	37,083	757,008

a)	GyM Ferrovías S.A. -

In February 2015 subsidiary GyM Ferrovías issued corporate bonds under the U.S. Regulation S. this issue was carried out in Peruvian Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. The issues costs for this transactions were for S/22 million. Maturity of these bonds is November 2039 and bear interest at a rate of 4.75% (plus VAC adjustment), they have a risk rating of AA+ (local grading) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo and a collateral structure that includes a mortgage on the concession to which GyM Ferrovías is a concessionaire, security on the shares of GyM Ferrovías, Assignment of the collection rights arising from the Management Trust, a Cash Flow and Reserve Trust for the Service of the Debt, Operation and Maintenance and in-progress Capex. At December 31, 2015 the Group made a payment of S/16.5 million.

Capital raised from bond issue were used in amortizing a short-term loan with Banco de Crédito del Perú – BCP for S/400 million, funding the reserve accounts, payment of costs of bond issue and partial repayment of the subordinated loan obtained from parent Company by GyM Ferrovías.

At December 31, 2015 the balance includes accrued interest payable for S/17.3 million.

As part of the process of bond structuring, GyM Ferrovías engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.2 times.

-	Keeping a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)

-	Keeping a constant minimum balance of trust equal to two coupons as per schedule.

(All amounts are expressed in thousands of S/ unless otherwise stated)

b)	Norvial S.A. -

In July 2015, Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The first issue was for 80 million at 5 years, bearing an interest rate of 6.75% and funds were drawn on July 23, 2015. The second issue was for 285 million at 11.5 years, bearing an interest rate of 8.375%, structured in 3 disbursements: the first disbursement of S/105 million was on July 23; the second disbursement of S/100 million was on January 25, 2016; and the third disbursement of S/80 million will be made effective in July 2016. The issues costs corresponding to the first issue and the first disbursement of the second issue were for S/1.5 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA. This financing transaction has been secured by (i) a cash flow trust, related to the consideration and the regulatory rate; (ii) a mortgage on the concession in which Norvial S.A. is a concessionaire; (iii) a security on shares: (iv) collection rights and (v) in general, all those additional collaterals given to the secured creditors. The capital raised is intended to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At December 31, 2015 the balance included interest payables for S/2.7 million.

As part of the process of bond structuring, Norvial engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.

-	Proforma gearing ratio lower than 4 times.

As of December 31,2015 both Companies has complied with their covenants.

Fair value of the bonds of both Companies at December 31, 2015 amounted to S/769.5 million, which has been calculated based on the discounted cash flows, using rates between 4.88% and 8.89%, which are within level 2 of the fair value hierarchy.

20	TRADE ACCOUNTS PAYABLE

This item comprises:

	At December 31
	2014	2015
Invoices payable	728,363	911,793
Unbilled services received	452,976	703,799
Bills of exchange payable	21	20,168

	1,181,360	1,635,760
Non-current:
Invoices payable	(3,779)	-

Total current	1,177,581	1,635,760

Unbilled services received include the estimate made by Management of the valuation of the percentage of completion, amounting to S/164.1 million at December 31, 2015 (S/98.7 million at December 31, 2014).

(All amounts are expressed in thousands of S/ unless otherwise stated)

21	OTHER ACCOUNTS PAYABLE

This item comprises:

	At December 31
	2014	2015

Advances from customers	684,256	607,097
Salaries and profit sharing payable	220,212	232,102
Put option liability - Morelco acquisition (*)	113,829	111,349
Third-party loans	24,217	94,553
VAT payable	45,043	77,461
Supplier funding	31,808	59,992
Other taxes payable	71,876	51,893
Guarantee deposits	14,599	26,806
Post-retirement benefits	9,850	9,043
Interest payable to Oiltanking Perú S.A.C.	6,408	9,015
Payables - Morelco acquisition (Note 32-a)	32,449	-
Other accounts payables	34,847	33,085

	1,289,394	1,312,396
Less non-curent por:tion:
Put option liability - Morelco acquisition	(113,829)	(111,349)
Advances received from clients - GyM S.A.	(95,317)	(80,936)
Supplier funding	(19,603)	(33,031)
Post-retirement benefits	(9,850)	(9,043)
Payables - Morelco acquisition (Note 32-a)	(32,449)	-
Others	(10,603)	(12,037)

	(281,651)	(246,396)

Current portion	1,007,743	1,066,000

(*)	The balance of put option liability corresponds to the agreement signed by the subsidiary GyM S.A. associated with the purchase of Morelco (Note 32 a). Changes in the fair value of the put option amounting to S/2.5 million were recognized in 2015 in the statement of comprehensive income (result of an increase of S/18.6 million within “Other income and expenses” and a decrease of S/16.1 million within “Exchange difference loss, net”). At December 31, 2015 the discount rate used to determine the present value of the redeemable amounts was 0.65% for the first year 1.31% for the third year and 1.76% for the fourth year (fiscal 2019, the period when the option expires). At December 31, 2014 the deemed discount rate was 1.65%.

The amortized cost of the other short – term accounts payable is similar to their carrying amounts due the fact to the short maturity.

(All amounts are expressed in thousands of S/ unless otherwise stated)

Advances received from customers are discounted from billing, in accordance with the terms of the agreements. These advances mainly comprise:

	At December 31,
	2014	2015

El nuevo Rancho	2,156	122,435
Proyecto Gasoducto del Sur	-	120,273
Pezet 583	1,895	58,091
Central Hidroeléctrica Macchu Picchu	46,274	45,407
Consorcio Panorama	16,143	30,218
Proyecto 1016 Stracon GyM Internacional SAC (Pánama)	-	26,167
Proyectos de edificaciones - Open Plaza Huancayo (CAM)	-	25,377
Provías	29,671	20,848
Proyecto ampliación del INEN	-	20,563
Consorcio Construcciones y Montajes	21,844	16,432
Real 8-9	7,259	15,536
Proyecto Kelar - Chile	24,940	13,494
Consorcio Vial La Quinua	27,013	11,360
CER- Consorcio Menegua	11,376	8,999
Chilectra S.A.	22,167	8,755
Proyecto Antucoya	11,474	5,818
EPC Planta Minera Inmaculada	32,330	5,631
Consorcio Río Mantaro	102,780	-
Túnel Santa Rosa II	15,967	3,775
Proyecto HidroÑuble - Chile	84,488	-
Proyectos de Stracon GyM	34,871	-
Proyecto Navarrete	24,447	-
Planta Concentradora Cerro Verde 2 Fase 1	22,675	-
Pad I Fase III - Sociedad Minera Cerro Verde	11,974	-
Construcción Planta de Cal	11,710	-
G&M Construcciones y Montajes - Bolivia	9,806	-
156-SK Refineria Esmeraldas-Ecuador	7,989	-
Chancadora Primaria CV2	7,614	-
K117 Montaje Eléctrico - Sociedad Minera Cerro Verde	7,381	-
Nuevo campus universitario UTEC	6,685	-
Oficinas Navarrete	6,642	-
Shougan Hierro Perú SAA	5,172	-
Los Parques de San Martín y Piura	4,397	-
Centro Cívico	4,289	-
Other projects	60,827	47,918

	684,256	607,097

(All amounts are expressed in thousands of S/ unless otherwise stated)

22	OTHER PROVISIONS

This item comprises:

	At December 31,
	2014	2015

Legal claims	14,427	15,000
Contingent liabilities from the acquisition of Morelco	24,356	15,374
Contingent liabilities from the acquisition of Coasin and VyV-DSD	7,470	7,586
Contingent liabilities from CAM acquisition	12,152	3,819
Provision for well closure	7,210	7,307

	65,615	49,086
Less:
Non-current portion	(54,174)	(35,618)

Current portion	11,441	13,468

Legal claims

Legal claims maintained at December 31, 2015 mainly comprise provisions for labor liabilities and tax claims recorded by subsidiaries GyM S.A., GMP S.A. and CAM Chile for S/5 million, S/6.1 million and S/3.0 million, respectively (S/5 million, S/6.8 million and S/1.3 million at December 31, 2014, respectively).

Provisions related to GyM S.A. comprise claims from the tax authority which have been accounted for based on management estimates of the amounts the Company would most likely be required to pay for these cases. Regarding tax claims, due to the fact those amounts will depend on the tax authority, the Group does not have an estimated timing of when these outflows will take place.

With respect to GMP, legal claims consists of court actions brought against the Company by the Peruvian energy regulator (OSINERGMIN) resulting from the storage of hydrocarbons and the applicable environmental laws and regulations.

Contingent liabilities MORELCO

At the end of December 2014, the Group’s subsidiary, GyM S.A. acquired control of Morelco S.A.S. by purchasing 70.00% of its equity shares. As a result of the acquisition, tax contingencies were recorded for S/17.2 million, labor contingencies for S/5.7 million and legal contingencies for S/0.5 million. During 2015, a total of S/5.2 million tax contingencies were cancelled and S/1.2 million was reversed for labor contingencies that expired during the year.

Contingent liabilities CAM

In 2015 the Company recognized a reversal of approximately S/7.8 million (S/9.4 million in 2014 and S/13.6 million in 2013) in provisions that were accounted for in the acquisition of CAM Chile and affiliates in 2011 that related to labor and tax contingencies which related liabilities expired during the year.

Provision for well closure

Comprise the obligation of GMP with Perupetro relating to the abandonment of the wells of Block I and V. Under a preliminary estimate, 70 wells of Block I and 15 wells of Block V should be closed. The closure process for both wells began in 2013 and it is expected to be completed in 2021 and 2023, respectively. In 2015 no well has been closed (4 wells in Block I and 1 well in Block V for 2014 and 1 well for each block were closed in 2013).

(All amounts are expressed in thousands of S/ unless otherwise stated)

At December 31, 2015 the amount discounted from the provision for plug-back costs relating to the remaining 78 wells (78 wells in 2014) amounts to S/7.3 million (S/7.2 million in 2014) at a discount rate of 2.09% (2.17% in December 2014).

The gross movement of other provisions is broken down as follows:

		Contingent	Provisions for the	Provision	Provisions
	Legal	liabilities from	acquisition	for well	for periodic
Other provisions	claims	acquisitions	of CAM	closure	maintenance	Total

At January 1, 2014	12,217	9,852	21,546	4,852	3,846	52,313
Additions	1,376	-	-	2,696	2,487	6,559
Additions from business combinations
Morelco (Note 31-a)	-	24,993	-	-	-	24,993
Additions from business combinations
Coasin (Note 31-b)	-	2,658	-	-	-	2,658
Reversals	-	-	(9,394)	-	-	(9,394)
Offsetting	-	(4,116)	-	-	-	(4,116)
Payments	(537)	-	-	(338)	(6,333)	(7,208)
Translations adjustment	-	(190)	-	-	-	(190)

At December 31, 2014	13,056	33,197	12,152	7,210	-	65.615

At January 1, 2015	13,056	33,197	12,152	7,210	-	65,615
Additions	6,297	-	-	101	-	6,398
Reversals	-	-	(7,796)	-	-	(7,796)
Offsetting	-	(1,216)	-	-	-	(1,216)
CAM Brasil deconsolidation	(2,353)	-	-	-	-	(2,353)
Payments	(1,580)	(5,186)	-	(4)	-	(6,770)
Translations adjustment	(420)	(3,835)	(537)	-	-	(4,792)

At December 31, 2015	15,000	22,960	3,819	7,307	-	49,086

23	EQUITY

a)	Capital -

At December 30, 2015 and 2014, the authorized, subscribed and paid-in capital, according to the Company’s bylaws, as amended, comprises 660,053,790 common shares at S/1.00 par value each.

A decision made at the General Shareholders’ Meeting on March 26, 2013, as well as agreements adopted at meetings of the Board on May 30, July 23 and August 22 of 2013, mandated the issuance of common stock through a public offering of “American Depositary Shares” (ADS’s) registered in the Securities and Exchange Commission (SEC) and NYSE, increasing the capital sum from S/558,284 to S/660,054.

This capital increase was carried out in two tranches as follows:

(i)	The first tranche for the amount of S/97,674 (representing the issuance of 97,674,420 common shares issued and 19,534,884 ADS’s, therefore, at 5 shares per ADS), and,

(ii)	A second tranche for the amount of S/4,095 representing the issuance of 4,095,180 common shares and ADS’s 819,036 (issued at 5 shares per ADS rate).

As of December 31, 2015 the Company’s capital structure is as follows:

		Total
Percentage of individual	Number of	percentage of
interest in capital	shareholders	interest

Up to 1.00	1,805	14.56
From 1.01 to 5.00	11	24.48
From 5.01 to 10.00	1	5.12
Over 10	2	55.84

	1,819	100.00

(All amounts are expressed in thousands of S/ unless otherwise stated)

As of December 31, 2015 the year-end quoted price of the Company’s shares was S/1.97 per share, with a trading frequency of 91.94% (quoted price of S/7.26 per share and a trading frequency of 90.48% at December 31, 2014).

b)	Other reserves -

This item comprises legal reserve exclusively. In accordance with Peruvian Company Law, the Company’s legal reserve is formed by the transfer of 10% of the annual net profit, up to a maximum of 20% of the paid-in capital. In the absence of profits or freely available reserves, this legal reserve can be applied to offset losses but it has to be replenished with the profits to be obtained in subsequent years. This reserve can also be capitalized but its subsequent replenishment is equally mandatory. At December 31, 2015 and 2014 the legal reserve balance reached the above-mentioned limit.

c)	Voluntary reserve -

At December 31, 2015 the balance of this reserve of S/29.97 million correspond to the excess of legal reserve, which is above the limit established until it reaches 20% of paid-in capital as explained above.

d)	Share premium -

In July and August 2013, the Company issued 101,769,600 new common shares, equivalent to 20,353,920 ADS in two tranches (Note 23-a).

The excess of the total proceeds obtained by this transaction in comparison with the nominal value of these shares was S/1,055,488 (net of commissions and other related costs for S/48,375 and net of tax effects for S/9,840). This amount was recorded in the premium for issuance of shares in the consolidated statement of changes in equity.

At December 31, 2014 a total of 253,635,480 shares were represented by ADS (equivalent to 50,727,096 ADS at a ratio of 5 shares per ADS).

At December 31, 2015, a total of 250,860,370 shares were represented by ADSs (equivalent to 50,172,074 ADSs at a ratio of 5 shares per ADS).

In addition, in this account is recognized the difference between nominal and transaction value on additional acquisitions of shares from non-controlling interest. Detail of these transactions in 2012, 2013 and 2014 are disclosed in note 35.

e)	Retained earnings -

Dividends that are distributed to shareholders other than domiciled legal entities are subject to an additional 4.1% income tax to be assumed by these shareholders and withheld by the Company. During 2015 and 2014 dividends were distributed (note 33).

24	DEFERRED INCOME TAX

Deferred income tax is broken down by its estimated reversal period as follows:

	At December 31,
	2014	2015
Deferred income tax asset:
Reversal expected in the following 12 months	116,700	102,396
Reversal expected after 12 months	35,409	71,455

Total deferred tax asset	152,109	173,851

Deferred income tax liability:
Reversal expected in the following 12 months	(50,733)	(18,434)
Reversal expected after 12 months	(42,653)	(83,230)

Total deferred tax liability	(93,386)	(101,664)

Deferred income tax (liability) asset, net	58,723	72,187

(All amounts are expressed in thousands of S/ unless otherwise stated)

The gross movement of the deferred income tax item is as follows:

	2013	2014	2015
Deferred income tax asset (liability), net as of January 1	(17,364)	(3,033)	58,723
Credit (charge) to income statement (Note 29)	5,704	66,373	21,176
Tax charged to other comprehensive income	(8,159)	(1,328)	(7,298)
Tax charged to equity	9,840	-	-
Acquisition of subsidiary (Morelco)	-	6,156	-
Acquisition of subsidiary (Coasin)	-	16	-
Acquisition of subsidiary (DSD)	(2,499)	-	-
Acquisition of joint venture (Consorcio Ductos del Sur)	-	-	312
Acquisition of joint venture (Consorcio Panorama)	-	-	1,164
Recovery PPUA charged to account receivable	-	(5,938)	-
Deconsolidation of SEC and LQS	835	-	-

Other increases	8,610	(3,523)	(1,890)

Total as of December 31	(3,033)	58,723	72,187

The provisional payment on absorbed profits (hereinafter PPUA) comprises the recovery of the first-category income tax (Chilean corporate tax) on own profits and profits obtained from other entities in which the entity has an interest (third-party attributable profits) and which have been partially or fully absorbed against tax losses. In 2014, VyV-DSD S.A. have recognized PPUA on carried forward tax losses of Ingeniería y Construcción Vial y Vives S.A as a result of the re-organization of the Chilean entities for S/5.9 million .

VyV – DSD S.A. has a tax goodwill credit balance (higher acquisition valued paid over the acquiree’s own tax capital) which arose from the reorganization of entities that took place in 2014, which, under Chilean applicable tax laws and regulations is not considered a loss in the period in which it is generated and was proportionally allocated to the non-monetary assets received from the acquiree up to the market price of those assets, increasing the tax cost of those assets; any reversals will affect profit or loss. The unallocated portion will be considered as deferred expenses and will be deducted as a tax expenses over a period of 10 years. The allocation performed was as follows: S/8,560 investments, S/2,114 fixed assets and S/9,768 deferred expenses (non-attributable portion).

(All amounts are expressed in thousands of S/ unless otherwise stated)

The movement of deferred tax assets and liabilities in the year, without taking into account the offsetting of balances, is as follows:

Deferred income tax liability	Non-taxable income	Difference in depreciation rates	Fair value gains	Outstanding work in progress	Difference in depreciation rates of assets leased	Receivables from local Government	Borrowing costs recognized as assets	Others	Total
At January 1, 2013	4,236	13,419	16,795	29,592	9,045	-	-	15,078	88,165
Charge (credit) to P&L	9,954	(270)	34	38,448	(50)	-	-	4,461	52,577
Charge (credit) to OCI	-	-	8,169	-	-	-	-	1,520	9,689
Acquisition of DSD (Note 30-a)	-	1,148	4,269	-	-	-	-	(835)	4,582
Other additions	-	(1,176)	(1,410)	18,734	1,505	-	-	(16,596)	1,057

At December 31, 2013	14,190	13,121	27,857	86,774	10,500	-		3,628	156,070

Charge (credit) to P&L	-	9,936	(8,585)	(72,488)	219	-	-	5,754	(65,164)
Charge (credit) to OCI	-	-	-	-	-	-	-	1,328	1,328
Reclassification of prior years	-	13,458	(5,540)	82	(274)	-	-	7,777	15,503
Other additions	-	-	-	-	-	-	-	3,047	3,047

At December 31, 2014	14,190	36,515	13,732	14,368	10,445	-	-	21,534	110,784

Charge (credit) to P&L	-	2,791	15,338	17,545	-	9,986	15,178	1,347	62,185
Charge (credit) to OCI	-	-	7,016	-	-	-	-	281	7,297
Reclassification of prior years	(14,190)	5,849	(5,402)	(6,038)	(10,445)	15,557	-	(11,354)	(26,023)

At December 31, 2015	-	45,155	30,684	25,875	-	25,543	15,178	11,808	154,243

(All amounts are expressed in thousands of S/ unless otherwise stated)

Deferred income tax asset	Provisions	Accelerated tax depreciation	Tax losses	Outstanding work in progress	Provision for unpaid vacations	Investments in subsidiaries	Tax goodwill	Others	Total
At January 1, 2013	16,727	13,006	17,936	14,193	2,936		-	6,003	70,801
Credit (charge) to P&L	3,788	(6,499)	23,544	33,242	1,984	-	-	2,115	58,174
Charge (credit) to OCI	1,530	-	-	-	-	-	-	-	1,530
Credit (charge) to equity (Note 21-c)	-	-	9,840	-	-	-	-	-	9,840
Acquisition of DSD (Note 30-a)	-	-	-	966	684	-	-	542	2,192
Other additions	1,842	1,836	1,560	3,244	1,690	-	-	330	10,502

At December 31, 2013	23,887	8,343	52,880	51,645	7,294	-	-	8,990	153,039

Credit (charge) to results	1,579	9,054	2,492	(24,886)	4,083	5,613	-	3,274	1,209
Acquisition of Coasin (Note 31-a)	16	-	-	-	-	-	-	-	16
Acquisition of Morelco (Note 31-b)	-	-	-	-	-	6,156	-	-	6,156
PPUA,charged to accounts receivable	-	-	-	-	-	-	-	(5,938)	(5,938)
Other additions	-	-	-	-	-	-	-	(473)	(473)
Reclassification of prior years	324	5,953	3,664	(2,818)	5,596	-	-	2,783	15,502

At December 31, 2014	25,806	23,350	59,036	23,941	16,973	11,769	-	8,636	169,511

Credit (charge) to P&L	342	4,076	26,661	19,782	772	9,668	17,522	4,538	83,361
Acquisition of joint venture
(Consorcio Panorama)	-	-	-	-	-	1,164	-	-	1,164
Acquisition of joint venture
(Consorcio Ductos del Sur)	-	-	-	-	-	312	-		312
Other increases	-	-	-	-	-			(1,892)	(1,892)
Reclassification of prior years	(5,175)	(12,534)	29,169	(18,461)	(2,768)	(21,437	-	5,184	(26,023)

At December 31, 2015	20,973	14,892	114,866	25,262	14,977	1,476	17,522	16,466	226,434

(All amounts are expressed in thousands of S/ unless otherwise stated)

As of December 31, 2015, total tax losses amounted to S/426 million which S/53.6 million are expected to be applied in 2016, S/72 million in 2017 and the remaining balance in the following periods (S/231 million in 2014, of which S/36 million are expected to be applied in 2015, S/92 million in 2016 and the remaining balance in the following periods).

25	WORKERS’ PROFIT SHARING

The distribution of profit sharing plans in the income statement as of December 31 is as follows:

	2013	2014	2015
Cost of sales	12,990	27,396	27,618
Administrative expenses	3,060	9,541	7,263

	16,050	36,937	34,881

26	EXPENSES BY NATURE

For the years ended December 31, this item comprises the following:

	Goods and services	Administrative expenses
2013:
Inventories, materials and consumables used	1,135,811	344
Personnel charges	1,527,146	169,469
Services provided by third-parties	1,520,254	93,666
Taxes	8,930	614
Other management charges	533,544	72,413
Depreciation	168,090	13,389
Amortization	67,254	11,133
Impairment (inventories and accounts receivable)	2,349	764

	4,963,378	361,792

2014:
Inventories, materials and consumables used	1,148,533	52
Personnel charges	1,864,053	210,028
Services provided by third-parties	2,105,226	120,714
Taxes	11,356	6,212
Other management charges	686,593	63,124
Depreciation	170,785	14,525
Amortization	68,089	6,641
Impairment (inventories and accounts receivable)	2,477	71

	6,057,112	421,367

2015:
Inventories, materials and consumables used	1,094,836	-
Personnel charges	2,128,130	215,101
Services provided by third-parties	2,924,711	137,980
Taxes	37,129	1,919
Other management charges	651,057	30,220
Depreciation	199,015	18,055
Amortization	81,841	7,514
Impairment (inventories and accounts receivable)	5,823	-
Impairment of property, plant and equipment	7,086	2,591

	7,129,628	413,380

(All amounts are expressed in thousands of S/ unless otherwise stated)

For the years ended December 31, personnel charges comprise the following items:

	2013	2014	2015
Salaries	1,296,908	1,579,515	1,792,723
Social security	100,449	133,760	177,307
Gratuities	106,795	134,892	135,980
Employee’s severance indemnities	70,124	91,100	98,604
Vacations	57,200	69,417	79,354
Worker’s profit sharing (note 25)	16,050	36,937	34,881
Others	49,089	28,460	24,382

	1,696,615	2,074,081	2,343,231

27	FINANCIAL INCOME AND EXPENSES

For the years ended December 31, these items comprise the following:

	2013	2014	2015
Financial income:
Interest from loans to third parties	16,371	899	19,749
Interest from short-term bank deposits	5,230	8,010	12,413
Commissions and collaterals	2,053	969	3,026
Derivative financial instruments	13,972	-	-
Others	2,727	1,584	2,919

	40,353	11,462	38,107

Financial expenses:
Interest expense:
- Bank loans	40,000	21,307	61,397
- Financial lease	14,164	12,872	15,243
- Commissions and collaterals	5,155	4,927	9,368
- Loans from third parties	895	2,432	6,335
- Interest on loans from related parties	500	3,026	814
- Multilateral loans	4,975	5,022	-
Exchange difference loss, net	70,418	44,282	82,851
Derivative financial instruments	15,903	1,819	1,691
Other financial expenses	6,840	9,992	12,256
Less capitalized interest	(6,048)	(2,863)	(13,153)

	152,802	102,816	176,802

28	OTHER INCOME AND EXPENSES

At the acquisition date of CAM in 2011, as part of the purchase price allocation process and based on external lawyers reports, the Company accounted for a provision amounting to S/102.7 million for contingent liabilities mainly related to labor and tax issues considered as possible and probable as stated by IAS 37, which have expiration dates according to legal requirements between 2012 and 2016. Most of the amount shown in this account corresponds to the reversal of this provision. The amount recognized as other income and expenses mainly corresponds to the reversal of such original registry amounted to S/7.8 million in 2015 (S/9 million in 2014 and S/13.6 million in 2013, respectively); and primarily reflects the liabilities that expired under the laws of each country during year 2012, 2013 and 2014.

During 2015 the Group received dividends from its investment in Transportadora de Gas del Perú S.A. (TGP) classified as available for sale financial assets for S/7.2 million (S/9.4 million and S/1.1 million in 2014 and 2013, respectively) and recognized a commission fee for S/7.5 million) (Note 9).

(All amounts are expressed in thousands of S/ unless otherwise stated)

Other significant transactions that affected this category during 2015 corresponds to the gain on the fair value of the liability for put option by S/18.6 million (Note 21), the gain on sale of property, plant and equipment by S/10 million. In 2014 an impairment loss of assets for S/10.3 million was recognized.

29	INCOME TAX EXPENSES

a)	In accordance with current legislation in Perú, Chile, Brazil, Colombia, Ecuador, Bolivia, Guyana and Panamá, each Company in the Group is individually subject to the applicable taxes. Management considers that it has determined the taxable income under general income tax laws in accordance with the current tax legislation of each country.

b)	Changes in the Peruvian Income Tax Law -

By means of Law No.30296 enacted on December 31, 2014 amendments to Income Tax Law have been made, which are effective starting in fiscal year 2015 onwards. Among these amendments, it should be noted the progressive reduction in the corporate income tax rate (on the Peruvian third-category income earners) from 30% to 28% for fiscal years 2015 and 2016; then a reduction to 27% for fiscal years 2017 and 2018; and a final reduction to 26% from fiscal year 2019 onwards. Tax on dividends and other forms of profit distribution, agreed on by any legal entities to individuals and non-domiciled legal persons is to be progressively increased from 4.1% to 6.8% for distributions that are agreed on or paid during fiscal years 2015 and 2016; then an increase to 8.8% for fiscal years 2017 and 2018 will be effective; and a final increase to 9.3% will be effective from fiscal year 2019 onwards. The distribution of retained earnings until December 31, 2015 will continue to be subject to a 4.1% tax even when the distribution is to be made in the subsequent years.

c)	Amendments to Income Tax Law in Chile -

On September 29, 2014, Law No 20780 was enacted by which certain changes are made to the Chilean tax system, such as: changes in the Income Tax Law, VAT Law and Tax Code. Also, on February 01, 2016 Law No 20899 was enacted to simplify and define the application of the above-mentioned tax reform. With respect to income tax, two systems have been established:

i)	Attributable income system: the tax rate applicable on entities will be progressively increased, 21% in 2014, 22.5% in 2015, 24% in 2016, up to 25% in 2017. Its choice is being restricted to companies whose partners are individuals domiciled or resident in Chile or individuals or legal persons non-domiciled and non-resident in Chile. This system levies the shareholders of Chilean entities with taxes on an annual basis regardless of any effective distribution of profits from the local entity; and entitles them to use the total taxes paid as income tax fiscal credit.

ii)	Partially integrated system. The tax rate applicable on entities will be progressively increased, 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017, up to 27% in 2018. Subject to this system are corporations and entities in which at least one of its owners is not an individual (whether domiciled or not) or non-domiciled legal entity. This system levies the shareholders of Chilean entities that distribute dividends and entitle them to use such distribution as a fiscal credit at a 65% of the total taxes paid. This limit does not apply to investors with whom Chile had signed double taxation agreements, such as Peru.

(All amounts are expressed in thousands of S/ unless otherwise stated)

d)	Changes in the Income Tax Law in Colombia -

In December 2014 Law No 1739 was enacted amending the Tax Code and introducing diverse temporary changes in Income Tax, CREE (Tax on income for equity) and includes the tax on wealth (Impuesto a la Riqueza). Major changes are as follows:

-	Setting the CREE tax rate at 9% and creating an incremental additional overrate effective until 2018, as follows: for fiscal 2015, 2016, 2017 and 2018 the applicable CREE tax overrate will be 5%, 6%, 8% and 9%, respectively.

-	Starting 2015 tax losses can be offset to the CREE taxable amount.

-	The tax on wealth levies the wealth owned by an individual or legal entity that are income taxpayers; this is determined on the basis of the gross equity less current debts that are equal to or higher than a 1,000 million Colombian pesos (S/1.1 million approximately) at January 01, 2015.

-	The tax on wealth rates are marginal and cascaded in ranges of taxable base ranging from 0.2% to 1.15% in 2015, from 0.15% to 1% in 2016 and from 0.05% to 0.4% in 2017.

Based on the above, the Group has assessed the future realization of its temporary items underlying its deferred income tax based on the application of the new tax rates and is determining the required adjustments that will result from the expected changes in tax rates.

e)	The income tax expense shown in the consolidated income statement comprises:

	2013	2014	2015
Current income tax	188,027	212,569	138,154
Deferred income tax (Note 24)	(5,704)	(66,373)	(21,176)
PPUA – subject to refund (Note 24)	-	-	(41,359)

Income tax expense	182,323	146,196	75,619

In December 2015 the subsidiary CAM Chile Spa sold its entire stake in CAM Brazil which gave rise to a tax loss of S/119 million (23,863 million Chilean pesos). This tax loss mainly resulted from the higher tax cost of the shares in this subsidiary given the fact under Chilean tax laws, the historical cost of investments overseas should be adjusted for changes in the exchange rates at each period-end; this difference is recognized as income or expense for tax purposes. In this sense, considering the weakening of the Chilean Peso against the U.S. dollar, the currency in which the investment was acquired, tax cost was significant. The PPUA recognized for this tax loss was S/19.4 million.

VyV-DSD has reported tax losses in fiscal 2015 as a result of the negative margin obtained from the higher costs incurred in project called Hidro Ñuble of S/111 million (22,205 million Chilean pesos) and for this reason it has recognized a PPUA of S/21.9 million.

(All amounts are expressed in thousands of S/ unless otherwise stated)

f)	The Group’s income tax differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit of the consolidated companies, as follows:

	2013	2014	2015
Pre-tax profit	594,467	507,428	217,331

Income tax by applying local applicable tax rates
on profit generated in the respective countries	211,234	236,114	40,400
Tax effect on:
- Non-taxable income	(39,494)	(104,421)	(3,008)
- Associates net profit	(9,348)	1,790	(5,865)
- Non-deductible expenses	24,160	25,967	8,640
- Unrecognized deferred tax asset income	-	13,922	771
- Adjustment for changes in rates of income tax	-	(2,746)	-
- Tax goodwill	-	(20,542)	-
- (PPUA) Excess PPUA	-	(5,938)	15,296
- Prior years adjustment	104	3,891	15,449
- Others	(4,333)	(1,841)	3,936

Income tax charge	182,323	146,196	75,619

g)	Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years - from January 1 of the year after the date when the tax returns are filed (years subject to examination). Therefore, years 2011 through 2015 are subject to examination by the tax authorities. Since differences may arise over the interpretation by the tax authorities of the regulations applicable to the Company, it is not possible at present to estimate if any additional tax liabilities will arise as a result of any eventual examinations. Any additional tax, fines and interest, if they occur, will be recognized in the results of the period when such differences with the tax authorities are resolved. Management considers that no significant liabilities will arise as a result of these possible tax examinations. Additionally, income tax returns for fiscal years 2012 to 2014 and those to be filed for fiscal year 2015 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns have been filed. Fiscal years 2013 and 2014 are open for tax audit by Colombian tax authorities; fiscal 2015 will be open for audit too. Colombian tax authorities are entitled to audit two consecutive years following the date the income tax return was filed.

h)	As established under regulations in force in Peru, for purposes of determining income tax and the general sales tax, transfer pricing must be taken into account for operations with related parties and/or tax havens, which must have documentation and information supporting the methods and valuation criteria applied in their determination. Peruvian tax authorities are entitled to request such information from the taxpayer.

i)	Temporary tax on net assets -

The temporary tax on net assets is applied by the companies which operate in Peru, to third category income generators subject to the Peruvian Income Tax General Regime. Effective in the year 2012, the tax rate is 0.4%, applicable to the amount of the net assets exceeding S/1 million.

The amount effectively paid may be used as a credit against payments on account of income tax under the General Regime or against the provisional tax payment of the income tax of the related period.

j)	The weighted-average tax rate was 35% (29.30% in 2014 and 30.7% in 2013). The higher income tax rate in relation with the previous year mainly reflects the lower consolidated pre-tax profits during 2015 and the net tax adjustments not accepted by the Peruvian Tax Authorities are proportionally lower than what was determined for fiscal 2014.

(All amounts are expressed in thousands of S/ unless otherwise stated)

30	ACCUMULATED OTHER COMPREHENSIVE INCOME

The analysis of the movement is as follows:

	Cash flow hedge	Foreign currency translations adjustment	Increase in fair value of available-for sale assets	Exchange difference from net investment in a foreign operation (a)	Total
Additions (*)	5,066	(467)	27,229	-	31,828
Tax effects (*)	(1,520)	-	(8,169)	-	(9,689)

Other comprehensive income of the year	3,546	(467)	19,060	-	22,139

At December 31, 2013	(2,153)	(5,944)	26,520	-	18,423

Additions (*)	750	(13,086)	4,811	(17,030)	(24,555)
Tax effects (*)	(210)	-	(1,251)	4,428	2,967
Adjustment for changes in rates of income tax	-	-	1,089	-	1,089

Other comprehensive income of the year	540	(13,086)	4,649	(12,602)	(20,499)

At December 31, 2014	(1,613)	(19,030)	31,169	(12,602)	(2,076)

Additions (*)	954	(30,687)	26,991	(6,942)	(9,684)
Tax effects (*)	(267)	-	(7,018)	1,805	(5,480)

Other comprehensive income of the year	687	(30,687)	19,973	(5,137)	(15,164)

At December 31, 2015	(926)	(49,717)	51,142	(17,739)	(17,240)

(*)	Amounts in the table above represent only amounts attributable to the Company’s controlling interest net of taxes. Below is the movement in Other Comprehensive Income for each year:

	2013	2014	2015

Controlling interest	22,139	(20,499)	(15,164)
Non-controlling interest	(1,947)	(7,986)	(14,949)
Adjustment for actuarial gains and losses, net of tax	(4,591)	(1,332)	(2,921)

Total value in OCI	15,601	(29,817)	(33,034)

At December 31, 2015 the balance comprises the effect of exchange difference of S/15.3 million (S/10.6 million at December 31, 2014) resulting from a loan denominated in foreign currency granted by GyM S.A. to its subsidiary GyM Chile S.p.A for the acquisition of VyV - DSD S.A and an exchange difference of S/2.5 million (S/1.9 million at December 31, 2014) resulting from a loan granted by the Company to CAM Holding S.p.A. (Note 2.4-c).

The exchange difference recognized in other comprehensive income will be reclassified to the statement of income upon sale of the foreign operation.

31	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

a)	Tax contingencies -

As a result of the tax audits of fiscal 1999, 2001 and 2010 on subsidiary GyM S.A., SUNAT issued tax determination and tax penalties resolutions amounting to approximately S/24.5 million (S/21 million as of December 31, 2014). In 2015 an administrative challenge court action has been brought against the Judiciary regarding the outcome of the tax audit for fiscal 1999. The other actions continue to in progress.

(All amounts are expressed in thousands of S/ unless otherwise stated)

Additionally, during fiscal 2014 the joint operations in which subsidiary GyM S.A takes part has filed claims with SUNAT for the outcome of the tax audit of fiscal 2012 involving a maximum exposure at December 31, 2015 of S/4.4 million.

During the year 2014, the subsidiary GMD S.A., was audited by the Peruvian Tax Authority (SUNAT) for fiscal year 2011 and SUNAT issued tax determination and tax penalties. The maximum amount of exposure was S/2.3 million. The outcome of this action was ultimately favorable to the entity and was concluded in fiscal 2015 without involving any cash outflows.

Management expects the outcome of the other court actions will be favorable to the Company considering their nature and characteristics as well as the opinion of its legal advisor.

b)	Other contingencies -

Year 2015 -

i)	Civil court actions mainly involving costs and damages and contract terminations as well as work accidents amounting to S/1.1 million (S/0.5 million for GyM S.A., S/0.3 million for Concar SA. and S/0.3 million for Viva GyM).

ii)	Arbitration processes amounting to S/122.3 million related to an action brought by Contugas S.A.C. and IMECON S.A. against the court action brought by GyM S.A. involving recognition of expenses and indemnification for costs and damages for S/112.3 million and S/10 million, respectively.

iii)	Challenge administrative actions amounting to S/4 million, comprising an action brought by the Peruvian mining and energy regulator - OSINERMIN for the alleged noncompliance of GMP S.A. and Consorcio Terminales).

iv)	Administrative actions amounting to S/3.1 million (S/2 million comprising an action brought by the Peruvian Mining and Energy regulator (OSINERMIN or OEFA) for the alleged noncompliance of GMP S.A., Consorcio Terminales and Terminales del Peru; S/0.9 million of GyM Ferrovías S.A. comprising an action brought by Municipality of La Victoria, Lima, Villa María del Triunfo and San Juan de Lurigancho for property tax; and S/.0.2 million compromising action brought against Morelco S.A.S.

v)	Labor-related processes amounting to S/3.7 million (S/1.4 million were actions against Vial y Vives-DSD S.A., S/0.9 million against GMP S.A., S/0.6 million against GyM S.A, S/0.2 million against GMD S.A, S/0.2 million against Concar S.A, S/0.1 million against Stracon GyM S.A. and S/0.1 million against CAM Perú S.A.).

Year 2014 -

i)	Civil court actions mainly involving costs and damages and contract terminations as well as work accidents amounting to S/5.8 million (S/3.0 million for GyM S.A., S/2.5 million for GMI SA. and S/0.27 million for Viva GyM).

ii)	Arbitration processes amounting to S/110.59 million related to an action brought by Contugas S.A.C. against the court action brought by GyM S.A. involving recognition of expenses and indemnification for costs and damages.

iii)	Challenge administrative actions amounting to S/1.1 million (S/0.8 million comprising an action brought by the Peruvian mining and energy regulator (OSINERMIN) for the alleged noncompliance of GMP S.A. and Consorcio Terminales and S/0.2 million of GyM S.A. comprising an action brought by the Peruvian Labor Ministry).

(All amounts are expressed in thousands of S/ unless otherwise stated)

iv)	Administrative actions amounting to S/1.8 million (S/0.9 comprising an action brought by the Peruvian agency for the protection of the consumer (“Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual- INDECOPI) against Viva GyM S.A. for the alleged lack of adequate construction techniques and finishing implemented in housing developments).

v)	Labor-related processes amounting to S/2.8 million (S/2.5 million were actions against GMP S.A., S/0.12 million against Cam Peru S.A. and S/0.14 million against GyM S.A.).

Management considers that the above-described actions brought against Group companies will be found baseless given their nature.

c)	Commitments and Collaterals -

As of December 31, 2015, the Group has collaterals with different financial institutions securing transactions for a total US$27.4 million (US$21.6 million and S/535.5 million as of December 31, 2014).

32	BUSINESS COMBINATIONS

a)	Acquisition of Morelco S.A.S.

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

At December 31, 2014 the Company determined goodwill resulting from this acquisition on the basis of an estimated purchase price of US$93.7 million (equivalent to S/277.1 million), which included cash payments made for US$78.5 million and cash payable estimated to be US$15.1 million (equivalent to S/45.7 million ), which, under the agreement of the parties, would be defined after a review of the acquiree’s balance sheet, mainly working capital, cash and financial debt as well as the final carrying amount of the acquiree’s work backlog. The estimated purchase price was allocated to the provisional carrying amounts of the assets acquired and the liabilities assumed. As a result of this allocation, goodwill of US$36.1 million (equivalent to S/105.8 million) was determined.

In 2015 as part of the review of the provisional allocation of the purchase price, the following situations arose:

b)	The balance at December 31, 2014 of the consideration payable of US$15 million (S/46 million) was adjusted in 2015 to US$9.1 million (S/32 million) as a result of the final determination of the working capital, cash and financial debt balances, according to the purchase agreement. This amount was fully paid in 2015.

c)	The provisional fair values of certain assets acquired and liabilities assumed were reviewed.

As a result of the above, the purchase price was adjusted to US$87.5 million (equivalent to S/258.6 million); the provisional fair values of certain asset and liabilities were modified, giving rise to an adjustment of goodwill to US$35.2 million (equivalent to S/103 million).

(All amounts are expressed in thousands of S/ unless otherwise stated)

The table below summarizes the consideration paid by Morelco and the determination of the fair value of the assets acquired and liabilities assumed as well as a non-cotrolling interest at the date of acquisition:

	Provisional values		Final amounts
	S/	US$000	S/	US$000

Cash and cash equivalents	69,930	23,514	69,930	23,514
Trade receivables	92,138	30,981	67,716	22,769
Work in progress remaining to collect from customers	101,533	34,140	110,777	37,248
Other accounts receivables	63,949	21,503	63,949	21,504
Inventories	18,037	6,065	18,037	6,065
Prepaid expenses	2,133	717	2,127	715
Financial asset through profit or loss	7,291	2,452	5,747	1,932
Property, plant and equipment	70,756	23,792	69,081	23,228
Intangibles	64,491	21,685	64,491	21,685
Deferred income tax asset	8,031	2,700	24,560	8,258
Other short-term financial liabilities	(31,204)	(10,492)	(31,204)	(10,492)
Other long-term financial liabilities	(9,315)	(3,132)	(9,315)	(3,132)
Trade accounts payables	(103,739)	(34,882)	(102,438)	(34,444)
Other accounts payable	(87,863)	(29,544)	(87,863)	(29,544)
Contingent liabilities	(17,533)	(5,895)	(24,993)	(8,404)
Deferred income tax liabilities	(3,801)	(1,278)	(18,404)	(6,188)

Fair value of net assets	244,834	82,326	222,198	74,714

Non-controlling interest (30.00%)	(73,450)	(24,697)	(66,659)	(22,414)
Goodwill (Note 17)	105,764	36,118	103,055	35,240

Purchase consideration	277,148	93,747	258,594	87,540

Cash paid at year-end	231,464	78,462	231,464	78,462
Cash and cash equivalents of the acquired subsidiary	(69,930)	(23,514)	(69,930)	(23,514)

Direct cash outflows for acquisition for the year	161,534	54,948	161,534	54,948

Acquisition-related costs of S/4.5 million have been recognized to 2014’s profits within administrative expenses.

If Morelco had been consolidated from January 1, 2014 revenue and profit would have been S/722.57 million and S/80.8 million, respectively.

Put and call options of non-controlling interest -

Under the shareholder agreement signed for the acquisition of Morelco, the subsidiary GyM signed a purchase-sale agreement for 30% of Morelco’s capital stock held by the non-controlling shareholders. By this agreement, the non-controlling shareholders obtain a right to sell their shares over a period and for an amount set in the agreement (put option). The period to exercise the option begins on the second anniversary of the acquisition of the option and expires on its tenth anniversary. The option exercise price is based on a EBITDA multiple less the net debt and until months 51 and 63 until from the date of the agreement a minimum amount is set that is based on the price per share that GyM paid to buy 70% of Morelco’s share capital.

On the other hand, the subsidiary GyM obtains call option to buy those shares over a period of 10 years and at a price that is determined the same way as the put option price is determined, except for the fact the minimum amount is effective for the entire effective period of the option (call option).

(All amounts are expressed in thousands of S/ unless otherwise stated)

Under the IFRS framework, the put option is for the Company an obligation to purchase non-controlling interest shares, and therefore, the Group recognizes a liability measured on the basis of the fair value of that option. Since the Group arrived at the conclusion that as a result of this agreement, it did not obtained the risks and rewards inherent to the ownership of this share package underlying the option, initial recognition of this liability was a charge to equity of controlling shareholders within other reserves.

The amount of the liability arising from the put option was estimated at the present value of the redemption amounts expected on the basis of the weighted average forecast profits to be obtained by Morelco and the exercise rights of the option. The Company expects that purchase options are to be exercise at the date following the date of transfer. The expected redemption of the non-controlling interest is as follows: 41.66% in the second year, 41.66% in the fourth year and the remaining shares will be sold on the fifth anniversary of the option grant date. The discount rate used to determine the present value of the expected redemption amounts is a risk-free rate available to comparable market participants and indicates the fact that all risks have been included in the weighted estimates of future cash flows. At December 31, 2015 the liability is estimated to be S/113.5 million, using a 0.65% discount rate for the first year, 1.31% discount rate for the third year and 1.76% for the fourth year (at December 31, 2014 it was S/113.8 million at a 1.65% discount rate). In 2015 the change in the liability amount includes the passage of time component, of S/2.1 million that is included within financial expenses and an estimate updating component with an effect of S/18.6 million that is included within Other income and expenses in profit and loss (Note 21).

d)	Acquisition of Coasin Instalaciones Ltda.

In March 2014, through the subsidiary CAM Chile S.A., the Group acquired control of Coasin Instalaciones Limited with the purchase of 100.00% of its capital shares. Coasin is an entity incorporated in Chile and is mainly engaged in providing installation and maintenance services for networks and equipment related to the telecommunications industry. This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in other attractive industries, such as utilities. During a period of twelve months after the date of acquisition, the Group reviewed the allocation of the purchase price for the acquisition of Coasin Instalaciones Limitada.

Over a period of twelve months after the acquisition, Group reviewed the allocation of the purchase price and fair values determined provisionally for certain assets and liabilities. As a result of this process, the amount of goodwill was changed to US$2.2 million (equivalent to S/6.4 million).

	Provisional values		Final amounts
	S/	US$000	S/	US$000

Cash and cash equivalents	3	1	3	1
Trade accounts receivables	4,675	1,564	3,811	1,275
Inventories	276	92	276	92
Prepaid expenses	33	11	33	11
Property, plant and equipment	711	238	711	238
Intangibles	1,377	461	1,377	461
Deferred income tax liability	(178)	(60)	16	4
Trade accounts payables	(3,592)	(1,202)	(3,592)	(1,202)
Contingent liabilities	(2,658)	(889)	(2,658)	(889)

Fair value of net assets (provisional)	647	216	(23)	(9)

Goodwill (Note 17)	5,743	1,921	6,413	2,146

Consideration provided for the acquisition	6,390	2,137	6,390	2,137

Payment for the acquisition settled in cash	6,390	2,137	6,390	2,137
Cash and cash equivalents of the subsidiary acquired	(3)	(1)	(3)	(1)

Direct outflow of cash for the acquisition	6,387	2,136	6,387	2,136

(All amounts are expressed in thousands of S/ unless otherwise stated)

Revenue and profit resulting for the period between the date of acquisition and December 31, 2014 amounted to S/66.3 million and S/0.7 million, respectively.

e)	Acquisition of DSD Construcciones y Montajes S.A. (DSD)

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

During the twelve-month period after the acquisition date, the Group reviewed the allocation of the purchase price for the acquisition of DSD Construcciones y Montajes S.A. carried out in August 2014 and modified goodwill for a net decrease of S/1.7 million (net of tax impact of S/0.5 million and non-controlling interest of S/0.3 million) adjusting the values of fixed assets, intangibles, trade receivables, other receivables and contingent liabilities for S/0.4 million, S/1.9 million, S/0.2 million, S/3.5 million and S/3 million, respectively.

The consideration provided by GyM to purchase DSD Construcciones y Montajes S.A. amounted to US$37.2 million (equivalent to S/103.9 million). The final attribution of the price paid between fair values after the review period resulted in the recognition of goodwill for S/6.1 million which is illustrated below:

	Provisional values		Final amounts
	S/	US$000	S/	US$000

Cash and cash equivalents	15,530	5,562	15,530	5,562
Trade accounts receivables	74,502	26,684	74,317	26,618
Receivables from related parties	6,605	2,366	10,083	3,611
Prepaid expenses	1,032	369	1,032	369
Investments	2,608	935	2,608	935
Property, plant and equipment	52,504	18,805	52,922	18,955
Intangibles	5,741	2,056	7,591	2,719
Deferred income tax assets	2,192	785	2,192	785
Trade accounts payables	(5,328)	(1,908)	(5,328)	(1,908)
Other accounts payables	(38,679)	(13,854)	(38,679)	(13,854)
Contingent liabilities	(815)	(292)	(3,846)	(1,378)
Deferred income tax liability	(4,187)	(1,500)	(4,692)	(1,681)

Fair value of net assets	111,705	40,008	113,730	40,733

Non-controlling interest (14.05%)	(15,701)	(5,624)	(15,986)	(5,725)
Goodwill (Note 17)	7,868	2,802	6,128	2,178

Total paid for the purchase	103,872	37,186	103,872	37,186

Cash payment for acquisition	103,872	37,186	103,872	37,186
Cash and cash equivalents of the acquired subsidiary	(15,530)	(5,562)	(15,530)	(5,562)

Direct outflow of cash flows for the acquisition	88,342	31,624	88,342	31,624

(All amounts are expressed in thousands of S/ unless otherwise stated)

Acquisition related costs of S/0.7 million have been charged to administrative expenses in the consolidated income statement for such year.

Revenue and profit generated for the period between the date of acquisition to December 31, 2013 were S/82.9 million and S/8.3 million, respectively.

If DSD Construcciones y Montajes S.A. would have been consolidated since January 1, 2013, the revenue and profit generated would have been S/182.7 million and S/10.2 million, respectively.

33	DIVIDENDS

At the General Shareholders’ meeting held on March 27, 2015 the decision was made to distribute dividends for S/104,911 (S/0.159 per share), which correspond to 2014 earnings.

At the General Shareholders’ meeting held on March 28, 2014, the decision was made to distribute dividends amounting to S/112,127 (S/0.169 per share), corresponding to 2013 earnings.

At the General Shareholders’ meeting held on March 26, 2013, the decision was made to distribute dividends amounting to S/86,985 (S/0.156 per share), corresponding to 2012 earnings.

A dividend of S/0.0467 per share, amounting to S/30,854 will be proposed at the Annual General Shareholders’ meeting which will be held on March 29, 2016. The financial statements do not reflect these dividends payable.

34	EARNINGS PER SHARE

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

	2013	2014	2015
Profit attributable to the controlling interest in the Company	320,016	299,743	88,154

Weighted average number of shares in issue at S/1.00 each, at December 31, 2013, 2014 and 2015)	600,346,925	660,053,790	660,053,790

Basic and diluted earnings per share (in S/)	0.533	0.454	0.134

35	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)	Additional acquisition of non-controlling interest

i)	In January 2015, the Company acquired 0.102% of additional shares in GyM S.A. at a price of S/1.87 million. The carrying amount of non-controlling interest at the acquisition date was S/0.97 million. The Group eliminated the non-controlling interest and recognized a decrease in equity attributable to the parent owners of S/0.89 million.

(All amounts are expressed in thousands of S/ unless otherwise stated)

ii)	In July 2014, GyM S.A. acquired 13.49% of additional shares in Stracon GyM at a price of US$24.9 million (equivalent to S/72.8 million). The carrying amount of non-controlling interest at the acquisition date was S/22.5 million. The Group eliminated the non-controlling interest and recognized a decrease in equity attributable to the parent owners of S/50.7 million.

iii)	In August, November and December 2014, the Company acquired 4.567% (2.25%, 1.95% and 0.367% respectively) additional shares in GyM S.A. at a total purchase price of S/93.2 million. The carrying amount of the non-controlling interest at the acquisition date was S/24.6 million. The Group eliminated non-controlling interest and recognized a decrease in equity attributable to the owners of the parent for S/71.5 million.

iv)	In August 2014, the Company acquired 1.37% additional shares in Viva GyM S.A. at a price of S/9.4 million. The carrying amount of the non-controlling interest at the acquisition date was S/3.4 million. The Group eliminated non-controlling interest and recorded a decrease in equity attributable to the parent owners of S/6.03 million.

v)	In 2013, the Company acquired additional shares of Ingeniería y Contrucción Vial y Vives S.A., GMD S.A., Viva GyM S.A., and Concar S.A. representing the 6.4%; 0.47%; 0.13% and 0.18% of their corresponding issued shares. The carrying amount of the non-controlling interests in such subsidiaries was S/9.5 million and the purchase consideration was S/2.4 million. The Group derecognized non-controlling interest and accounted a decrease in equity attributable to owners of the Parent of S/2.9 million.

vi)	In 2013, the Company acquired an additional 16.9% of the outstanding shares of Norvial S.A from the former shareholder Besco S.A. at the purchase consideration of S/51.4 million. The carrying amount of the no-controlling interests at the acquisition date was S/19.7 milion. The Group derecognized its non-controlling interest and recorded a decrease in equity attributable to owners of the Parent of S/31.7 million.

The effect of these changes is broken down as follows:

	2013	2014	2015

Carrying amount of non-controlling interest acquired	29,257	50,109	971
Consideration provided for non-controlling interest	(63,868)	(178,331)	(1,865)

Higher payment attributable to the Company’s controlling interest	(34,611)	(128,222)	(894)

b)	Disposal of interests in subsidiary without loss of control

i)	In March 2015, GyM S.A. sold 0.048% (S/97) of its total 87.64% interest held in Stracon GyM for a payment of S/377. The carrying amount of this non-controling interest in Stracon GyM at the date of disposal was S/23.7 million (a 12.36% interest).

ii)	In June 2015, GyM S.A. sold 1.92% (S/385) of its total 82.04% interest held in VyV - DSD S.A. for a payment of S/385. The carrying amount of this non-controling interest in VyV - DSD S.A. a date of disposal was S/3.6 million (a 17.96% interest).

iii)	In April 2015, CAM Holding Spa sold a 2.45% (S/2,045) of its total 75.61% interest held in CAM Chile S.A. for S/880. The carrying amount of the non-controlling interest in CAM Chile at the disposal date was S/20.4 million (a 24.39% interest).

(All amounts are expressed in thousands of S/ unless otherwise stated)

iv)	In November 2014, GyM Chile Spa sold 1.01% (S/1.6 million) of its total 82.04% interest held in Vial y Vives - DSD for a total US$0.582 million (equivalent to S/1.6 million). The carrying amount of this non-controlling interest in Vial y Vives – DSD at the date of disposal was S/1.6 million

The effect of this changes at December 31 is summarized below:

	2014	2015

Carrying amount of the non-controlling interest sold	(1,627)	(2,527)
Consideration received from non-controlling interest	1,627	1,642

Decrease in equity of the Company’s controlling interest	-	(885)

No transactions involving non-controlling interest were entered into over 2013.

c)	Effects of transactions with non-controlling interests on equity attributable to Parent owners for the year ended December 31:

	2013	2014	2015

Changes in equity attributable to the Company’s
controlling interest arising from:
Acquisition of additional interest in subsidiary	(34,611)	(128,222)	(894)
Disposal of interest in subsidiary without losing control	-	-	(885)

Decrease in equity of the Company’s controlling interest	(34,611)	(128,222)	(1,779)

d)	Contributions of non-controlling shareholders

Mainly correspond to the contributions made by the partners of subsidiary Viva GyM S.A. for their real estate projects. At December 31 the amounts contributed were the following:

	2013	2014	2015

Contributions from Viva GyM S.A.	59,387	48,793	20,446
Returns of contributions	(24,613)	(4,240)	(14,987)

Contribution of non-controlling shareholders – Viva GyM	34,774	44,553	5,459

Plus:
Contributions from CAM Servicios Perú S.A.	-	-	1,272
Contributions from Promotora Larcomar S.A.	-	-	3,598
Contributions from GyM Ferrovías S.A.	-	2,823	-

Increase in equity of non controlling parties	34,774	47,376	10,329

Return of contributions mainly consist of profits attributable to housing Project called El Agustino I until 2013, which has already been completed and most of the appartments have already been handed to related customers; also, this balance comprises project Villa El Salvador 1, which has been partially handed over at December 31, 2015.

(All amounts are expressed in thousands of S/ unless otherwise stated)

e)	Deconsolidation of subsidiaries

In 2014 the Group assessed its interest in the joint venture “Red Vial 1 – Cusco”, which was considered and reported as a subsidiary at December 31, 2013. As a result of this assessment, the Group concluded that the rights entitled in such business do not grant control, joint control or significant influence. In addition Management´s conclusion is that Company´s interest in this business is that of a financial asset (receivable). In 2014, assets and liabilities of “Red Víal 1 - Cusco” previously consolidated and the non-controlling interest amounted to S/2,284 which was eliminated.

In 2013 the Group assessed its interests in Concesión La Chira S.A. and Logistica Quimica del Sur S.A.C (LQS). The interests in these concessions were accounted for as if they were under control of the Group (subsidiaries). Subsequent that assessment it was determined that the interests correspond to a joint operation and joint venture, respectively under the provisions of IFRS 11. As of December 31, 2013 assets and liabilities of non-controlling interest amounted to S/12,535 for La Chira and S/6,842 for LQS.

f)	Dividends

At December 31, 2015, 2014 and 2013 dividends were distributed for S/4.5 million, S/68.1 million and S/51.8 million, respectively.

36	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

In December 2015 the Company signed a medium-term loan agreement of US$200 million with Credit Suisse AG at a rate of 3.9% + Libor 3m; the loan managing agent was Credit Suisse AG and the loan structuring agent was Credit Suisse Securities (USA) LLC. Capital raised is intended to finance the interest of subsidiary Negocios de Gas S.A. in Gasoducto Sur Peruano S.A., a concessionaire of the Project to improve energy continuity and development of the Southern Peruvian gas pipeline (“Proyecto Mejoras a la Seguridad Energética del País y Desarrollo del Gasoducto Sur Peruano”). In February 2016, the Company has partially received U$120 million of the total subscribed contract.

On January 4, 2016 the Company subscribed 8,929 new common share of the capital stock of Adexus S.A, based in Chile; as a result, the Company’s interest increased from 44% to 52%. The total investment in this share subscription was approximately US$2.5 million.

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

All information in the following supplemental disclosures relate to Blocks I, III, IV and V. Information with respect to Blocks III and IV has been included from April 5, 2015, when the Company began operating these blocks.

A.	Reserve Quantity Information

Graña y Montero Petrolera S.A. net proved reserves in the fields in which they operate and changes in those reserves for operations are disclosed below. The net proved reserves represent the Company’s best estimate of proved oil and natural gas reserves. For 2014 and 2015 reserve estimates have been evaluated by its technical staff (reservoir engineers and geoscience professionals) and submitted to its Reserve Development Committee. The estimates for all years presented conform to the definitions found in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

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

PROVED RESERVES (1)	Total Oil (MBBL) Gas (MMCF)		Peru Oil (MBBL) Gas (MMCF)
Proved developed and undeveloped reserves, December 31, 2013	4,266	14,205	4,266	14,205
Revisions of previous estimates	383	5,742	383	5,742
Improved recovery	0	0	0	0
Purchases	0	0	0	0
Production	(642)	(3,238)	(642)	(3,238)
Sales in place	0	0	0	0

Proved developed and undeveloped reserves, December 31, 2014	4,007	16,709	4,007	16,709
Revisions of previous estimates	(1,127)	(3,380)	(1,127)	(3,380)
Improved recovery	0	0	0	0
Purchases	21,417	40,504	21,417	40,504
Production	(570)	(3,730)	(570)	(3,730)
Sales in place	0	0	0	0
Proved developed and undeveloped reserves, December 31, 2015	23,727	50,103	23,727	50,103

(1)	Proved reserves estimated in oil and gas properties located in Blocks I, III, IV and V (Talara and Paita) under two service contracts and two license contracts with Petroperu S.A.. The rights to produce hydrocarbons expire in December 2021 for Block I, April 2045 for Blocks III and IV, and October 2023 for Block V. The proved reserves estimated in this report constitute all of the proved reserves under contracts by Graña y Montero Petrolera S.A..

(2)	The revisions in reserve estimates are based on new information obtained as a result of drilling activities and workovers. During 2015, proved developed reserves of crude oil decreased due to the impact of the lower price in reserve estimations, mainly in Block I. In 2015, natural gas proved reserves decreased as a result of reviews of Block I oil reserves.
(3)	Proved reserves of Block III and IV increased the total reserves of Graña y Montero Petrolera S.A. as purchased volume.

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2013

	Total Oil (MBBL) Gas (MMCF)		Peru Oil (MBBL) Gas (MMCF)
Proved developed reserves
Beginning of year	2,762	10,091	2,762	10,091
End of year	2,880	9,187	2,880	9,187

Proved undeveloped reserves
Beginning of year	1,249	9,825	1,249	9,825
End of year	1,386	5,018	1,386	5,018

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014

	Total Oil (MBBL) Gas (MMCF)		Peru Oil (MBBL) Gas (MMCF)
Proved developed reserves
Beginning of year	2,880	9,187	2,880	9,187
End of year	2,882	11,960	2,882	11,960

Proved undeveloped reserves
Beginning of year	1,386	5,018	1,386	5,018
End of year	1,125	4,748	1,125	4,748

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2015

	Total Oil (MBBL) Gas (MMCF)		Peru Oil (MBBL) Gas (MMCF)
Proved developed reserves
Beginning of year	2,882	11,960	2,882	11,960
End of year	9,168	23,384	9,168	23,384

Proved undeveloped reserves
Beginning of year	1,125	4,748	1,125	4,748
End of year	14,559	26,719	14,559	26,719

B.	Capitalized Costs Relating to Oil and Gas Producing Activities

The following table sets forth the capitalized costs relating to the Company’s crude oil and natural gas producing activities for the years indicated:

	Total Peru
	2011	2012	2013	2014	2015
		(in US$ thousands)
Proved properties
Mineral property, wells and related equipment	31,837	53,255	44,974	47,267	54,582
Drilling and works in progress and replacement units	15,081	12,834	11,444	11,290	5,682

Total proved properties	46,919	66,090	56,418	58,557	60,264
Unproved properties	0	0	0	0	0

Total property, plant and equipment	46,919	66,090	56,418	58,557	60,264
Accumulated depreciation, depletion, and amortization, and valuation allowances	(8,662)	(10,990)	(13,864)	(13,735)	(17,875)

Net capitalized costs	38,256	55,099	42,554	44,822	42,389

C.	Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

The following table sets forth costs incurred related to the Company’s oil and natural gas activities for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 (in thousands):

	Total Peru
	2011	2012	2013	2014	2015
		(in US$ thousands)
Acquisition costs of properties
Proved	0	0	0	0	0
Unproved	0	0	0	0	0

Total acquisition costs	0	0	0	0	0
Exploration costs	0	0	0	0	0
Development costs	(8,534)	(10,869)	(13,465)	(13,126)	(17,179)
Total	(8,534)	(10,869)	(13,465)	(13,126)	(17,179)

(1)	The company has not incurred in any cost related to Oil and Gas property acquisition for all years presented.

D.	Results of Operations for Oil and Natural Gas Producing Activities

The results of operations for oil and natural gas producing activities, excluding overhead costs and interest expenses, are as follows for the years indicated:

	Total Peru
	2011	2012	2013	2014	2015
	(in US$ thousands)
Revenues	44,221	52,172	58,275	59,233	57,938
Additional revenues of gas extraction services(1)			11,892	0	0

Total revenues	44,221	52,172	70,167	59,233	57,938
Production Costs	(12,812)	(13,802)	(16,692)	(16,257)	(25,976)
Additional natural gas supply costs after price adjustment(1)			(14,843)
Royalties					(7,982)
DD&A expenses	(8,635)	(10,949)	(13,811)	(13,672)	(16,931)
Income (loss) before income taxes (2)	22,774	27,421	24,821	29,304	7,048
Income tax expense(3)	(6,832)	(8,226)	(7,446)	(8,791)	(1,974)
Results of operations from producing activities	15,942	19,195	17,375	20,513	5,075

(1)	During 2013, GMP finished a negotiation setting prices of natural gas extraction services provided to Perupetro retroactively since 2008 to 2013. Likewise, prices for natural gas supply paid by GMP to Perupetro were adjusted. The effects in revenues and costs of sales were registered in 2013.

(2)	Income after deductions for Graña y Montero Petrolera S.A.’s share of government royalties according to contract obligations. There are no sales or transfers to the Company’s other operations.

(3)	30% of income before income tax, until 2014. Since 2015, the new legal rate is 28%.

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

	Total
	2011	2012	2013	2014	2015
		(in US$ thousands)
Future cash inflows(1)	432,181	375,655	360,386	251,695	1,461,565
Future production costs(2)	(75,402)	(94,793)	(107,031)	(72,857)	(507,212)
Future development costs(2) (3)	(35,915)	(43,663)	(63,643)	(37,423)	(368,873)
Future production and development costs	(111,317)	(138,455)	(170,674)	(110,279)	(876,085)
Future income tax expenses(4)	(96,259)	(71,160)	(56,913)	(37,264)	(153,178)
Future net cash flows(5)	224,605	166,040	132,798	104,151	432,301
10% annual discount for estimates timing of cash flows	(79,001)	(49,887)	(35,324)	(29,483)	(209,039)
Standardized measure of discounted future net cash flows	145,604	116,152	97,474	74,668	223,262

(1)	For oil volumes, per barrel prices after deductions of Graña y Montero Petrolera S.A.’s share government royalties used in determining future cash inflows for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 were US$ 86.29, US$ 87.25, US$ 83.96, US$ 77.33 and US$ 45.59 respectively. For gas volumes, gas price is linked to the oil price according to the gas purchase contract.

(2)	Production costs and developments costs relating to future production of proved reserves are based on the continuation of existing economic conditions. Future estimated decommissioning costs are included.

(3)	Taxation is computed using the appropriate year-end statutory corporate income tax rates.

(4)	Future net cash flows from oil production are discounted at 10% regardless of assessment of the risk associated with its production activities.

F.	Changes in standardized Measure of Discounted Future Net Cash Flows

	2011	2012	2013	2014	2015
		(in US$ thousands)
Standardized measure of discounted future net cash flows, beginning of the year	91,232	145,604	116,152	97,474	74,668
Revenue less production and other costs	(57,033)	(65,974)	(89,810)	(75,490)	(103,058)
Net changes in future development costs	7,149	18,441	24,533	11,497	(185,387)
Changes in price, net of production costs	80,540	(15,482)	(34,973)	(53,214)	(284,832)
Development cost incurred	8,534	10,869	13,465	13,126	17,179
Revisions of previous quantity estimates	4,637	(2,245)	47,511	23,273	674,410
Accretion of discount	26,085	23,931	23,616	16,836	67,666
Net change in income taxes	(23,444)	10,452	3,593	9,286	(53,715)
Timing difference and other	7,903	(9,444)	(6,613)	31,879	16,331
Standardized measure of discounted future net cash flows, end of the year	145,604	116,152	97,474	74,668	223,262

EXHIBIT INDEX

Exhibit Number	Description
1.01*	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02**	Form of Deposit Agreement among the Registrant, JP Morgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.01***	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.02***	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated herein by reference to exhibit 1.01 of the registrant’s Form 20-F (File No. 333-172855) filed with the SEC on April 30, 2014.

**	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.

***	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.