Form 20-F
period 2016-12-31
Grana & Montero S.A.A.
filed 2018-05-16
CIK 1572621

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Daniel Urbina Pérez, Chief Legal Officer

Tel. 011-51-1-213-6565

Av. Paseo de la República 4667

Surquillo

Lima 34, Peru

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value s/.1.00 per share, American Depositary Shares, each representing five Common Shares	New York Stock Exchange* New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of the American Depositary Shares representing those common shares.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation

pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2016	660,053,790 shares of common stock

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every interactive data filed required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 203.405 of this chapter) during the preceding 12 months (or for such other period that the Registrant was required to submit and post such files)    Yes  ☐    No  ☐ Note: Not required for Registrant.

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting ☒ Standards as issued by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

This is the company’s annual report on Form 20-F for the year ended December 31, 2016. As the company disclosed on a Form 6-K furnished on May 17, 2017, the company was previously unable to file this annual report on Form 20-F within the prescribed time period because the company was carrying out additional procedures in connection with the finalization of its consolidated financial statements and the assessment of its internal control over financial reporting as of and for the year ended December 31, 2016 related to its association with affiliates of Odebrecht S.A. in certain projects in Peru. Additionally, on January 24, 2017, the Peruvian government terminated the concession of Gasoducto Sur Peruano S.A., a consortium controlled and operated by Odebrecht affiliates in which the company held a minority investment, due to a failure of the consortium to obtain the required project financing by the stipulated deadline. The termination of the concession, despite the government compensation contemplated under the concession contract, has had a material impact on the consolidated financial results and backlog of the company, which has been under review due to the complexity in the accounting for the concession and expected government compensation.

In addition, as the company disclosed on Form 6-Ks furnished on October 5, 2017 and November 3, 2017, the company and its former auditor determined that the former auditor was not independent of the company with respect to the fiscal year 2016 as a consequence of non-audit services provided by it to the company beginning in the fourth quarter of fiscal year 2016. The services relate to the company’s testing of internal controls in accordance with the Sarbanes-Oxley Act. As a result, the company and its former auditor mutually agreed on October 4, 2017 to the company’s dismissal of the former auditor with respect to the company’s consolidated financial statements for the fiscal year 2016. A shareholders’ meeting of the company held on November 2, 2017 appointed Moore Stephens SCAI S.A. (“Moore Stephens”) as the new independent auditor for the fiscal year 2016.

Subsequently, on or about March 23, 2018, the former auditor informed the company that it would not authorize the use of its 2015 audit opinion without conducting substantial additional procedures, which represented a difference in understanding from what the company had since October 2017 when the company dismissed the former auditor as the company’s auditor for the 2016 fiscal year. The former auditor could not give any assurance as to when it could complete such additional procedures. To avoid further delay in filing this annual report, on April 17, 2018, the Audit and Process Committee of the company appointed Moore Stephens to re-audit the 2015 fiscal year, and the shareholders’ meeting of the company held on May 14, 2018 ratified the appointment. The previously issued consolidated financial statements of the company for the 2015 fiscal year (and the related audit opinion) included in the company’s annual report on Form 20-F for the year ended December 31, 2015 should not be relied upon. The restatement of the 2015 fiscal year has resulted in certain significant changes to the company’s consolidated financial statements. For more information on the effects of the restatement, see note 2.30 to the company’s consolidated financial statements included in this annual report.

These changes of auditor and the subsequent re-audit and audit of the company’s consolidated financial statements for the fiscal years 2015 and 2016, respectively, caused further delay in the filing of this annual report.

For more information, see “Item 5.A. Operating and Financial Review and Prospects—Recent Developments” and “Item 16.F. Change in Registrant’s Certifying Accountant” of this annual report.

ITEM 17. FINANCIAL STATEMENTS	185

ITEM 18. FINANCIAL STATEMENTS	185

ITEM 19. EXHIBITS	185

PART I

INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company,” “the group” and “Graña y Montero” in this annual report are to Graña y Montero S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. In this annual report, we refer to our principal subsidiaries, joint operations, joint ventures and associated companies as follows: (i) in our Engineering and Construction (E&C) segment: GyM S.A. as “GyM”; Stracon GyM S.A. as “Stracon GyM”; Vial y Vives—DSD S.A. as “Vial y Vives—DSD”; GMI S.A. as “GMI”; Morelco S.A.S. as “Morelco”; (ii) in our Infrastructure segment: Norvial S.A. as “Norvial”; Survial S.A. as “Survial”; Concesión Canchaque S.A. as “Canchaque”; GyM Ferrovías S.A. as “GyM Ferrovías”; Concar S.A. as “Concar”; Concesionaria La Chira S.A. as “La Chira”; GMP S.A. as “GMP”; Gasoducto Sur Peruano S.A. (investee) as “GSP”; Concesionaria Chavimochic S.A.C. (investee) as “Chavimochic”; (iii) in our Real Estate segment: Viva GyM S.A. as “Viva GyM”; Inmobiliaria Almonte S.A.C. as “Almonte”; and (iv) in our Technical Services segment, CAM Chile S.A. as “CAM”; Adexus S.A. as “Adexus.” We discuss GSP and Chavimochic in our Infrastructure segment in this annual report, however, as investees, their results are not presented within the Infrastructure segment in our consolidated financial statements. For more information on our subsidiaries, joint operations, joint ventures or associated companies, see notes 5a, 5c and 15 to our audited annual consolidated financial statements included in this annual report.

The GSP gas pipeline concession was terminated on January 24, 2017, and as a result, we recognized impairment with respect to our investment in GSP and our participation in the related construction consortium (Consorcio Constructor Ductos del Sur). Additionally, on April 24, 2017 we sold our interest in Compañía Operadora de Gas del Amazonas (“COGA”), and on June 6, 2017, we sold our interest in GMD S.A. (“GMD”). On April 11, 2018, we sold our interest in Stracon GyM. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.” Beginning on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment.

The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; the term “sol” and the symbol “S/.” refer to the legal currency of Peru; the term “Chilean peso” and the symbol “CLP” refer to the legal currency of Chile; and the term “Colombian peso” and the symbol “COP” refer to the legal currency of Colombia.

Financial Information

Our consolidated financial statements included in this annual report have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our annual consolidated financial statements for the years ended December 31, 2015 and 2016 have been audited by Moore Stephens in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our annual consoldiated financial statements for the years ended December 31, 2012, 2013 and 2014 have been audited by Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers. For more information, see “Item 16.F. Change in Registrant’s Certifying Accountant.”

Our consolidated financial statements for the year ended December 31, 2015 included in this annual report have been restated. The previously issued consolidated financial statements of the company for the 2015 fiscal year (and the related audit opinion) included in the company’s annual report on Form 20-F for the year ended December 31, 2015 should not be relied upon. The restatement of the 2015 fiscal year has resulted in certain significant changes to the company’s consolidated financial statements. For more information, see note 2.30 to the company’s consolidated financial statements included in this annual report.

We manage our business in four segments: Engineering and Construction (E&C); Infrastructure; Real Estate; and Technical Services. For information on our results of operations per our business segments, see note 7 to our audited annual consolidated financial statements.

We have requested that the staff of the U.S. Securities and Exchange Commission (the “SEC”) grant relief from the financial statement filing requirements of Rule 3-09 of Regulation S-X pursuant to Section 2430 of the Division of Corporation Finance Financial Reporting Manual, with respect to our investment in GSP. We have requested this relief because we believe the burden of producing financial statements of GSP as of and for the year ended December 31, 2016 would outweigh their limited utility to the company’s investors. In particular, such financial statements would not provide additional material information to our investors that is not already included in our own consolidated financial statements as of and for the year ended December 31, 2016. This request for relief is pending.

Non-IFRS Data

In this annual report, we present EBITDA, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present EBITDA because we believe it provides readers with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Furthermore, we regularly present EBITDA in our filings with the Lima Stock Exchange in Peru. Our management uses EBITDA, among other measures, for internal planning and performance measurement purposes. We believe that EBITDA is useful in evaluating our operating performance compared to other companies operating in our sectors because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. EBITDA should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. For our definition of EBITDA and a reconciliation of EBITDA to the most directly comparable IFRS financial measure, see “Item 3.A. Key Information—Selected Financial Data—Non-GAAP Financial Measure and Reconciliation.”

Currency Translations

Our consolidated financial statements are prepared in soles. For a description of our translation of amounts in currencies other than soles in our consolidated financial statements, see note 2.4 to our audited annual consolidated financial statements.

We have translated some of the soles amounts contained in this annual report into U.S. dollars and some U.S. dollars amounts contained in this annual report into soles, for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles amounts to U.S. dollars and U.S. dollars amounts into soles was S/.3.36 to US$1.00, which was the exchange rate reported for December 31, 2016 by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). We present our backlog in U.S. dollars. For contracts denominated in soles or other local currencies, amounts have been converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. When we present our ratios of backlog and revenues in this annual report, we similarly convert our revenues, which are reported in soles, into U.S. dollars based on the exchange rate reported for December 31 of the corresponding year. For conversions of macroeconomic indicators (particularly in “Item 5.D. Operating and Financial Review and Prospects—Trend Information” in this annual report), average annual exchange rates for the currencies of each of the countries addressed are used. The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rates” for information regarding historical exchange rates of soles to U.S. dollars.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Backlog

This annual report includes our backlog for our Engineering and Construction, Infrastructure, Real Estate and Technical Services segments. We do not include backlog in this annual report in our Infrastructure segment for: (i) our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; (ii) our Energy line of business because: (a) its revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel dispatched; and (iii) COGA, which is not consolidated because it was jointly controlled, and which we sold on April 24, 2017. When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. Backlog is not a measure defined by IFRS, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. Backlog is not audited. For our definition of backlog, see “Item 4.B. Information on the Company—Business Overview—Backlog.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.”

The GSP gas pipeline concession was terminated on January 24, 2017, which had a significant impact on our backlog for our E&C and our consolidated backlog. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the engineering and construction, infrastructure, real estate and technical services industries in Peru and elsewhere in Latin America. We have made these estimates on the basis of our management’s knowledge and statistics and other information, which we believe to be the most recently available as of the date of this annual report, from government agencies, industry professional organizations, industry publications and other sources. While we believe these estimates to be accurate as of the date of this annual report, we have not independently verified the data from third-party sources and our internal data has not been verified by any independent source. In addition, our former director, Hugo Santa María Guzmán, is a partner in APOYO Consultoría, and Roberto Abusada Salah, a director of the company, GMP and GyM, is a director of the Peruvian Economy Institute. We paid Great Place to Work ® Institute (“Great Place to Work”), a human resources consulting, research and training firm, for our employees to participate in their market survey referenced in this annual report (Copyright © 2016 Great Place to Work ® Institute, Inc. All rights reserved.). In this annual report we present gross domestic product (“GDP”) both on a nominal and real basis. Real GDP is nominal GDP adjusted to exclude the effect of inflation. Unless otherwise indicated, references to GDP are to real GDP.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including, among others:

•	the impact on our business reputation from our association with Odebrecht S.A. (“Odebrecht”) affiliates in Peru;

•	the potential effects of investigations of our company and of certain of our former directors and executive officers or any future investigations regarding corruption or other illegal acts;

•	uncertainty with regards to the timing and amount of the payment we are entitled to receive in connection with the termination of the GSP pipeline concession;

•	defaults under our debt instruments arising from certain financial covenants and our failure to deliver the company’s audited consoldiated financial statements for the 2016 and 2017 fiscal years on time;

•	our ability to consummate asset sales on favorable terms on a timely basis, or at all;

•	the effects on our business of having certain restrictions imposed on groups that have been convicted of, or have admitted to, corruption;

•	the potential impact of the class action civil suit against the company and certain of our former and current executive officers;

•	global macroeconomic conditions, including commodity prices;

•	economic, political and social conditions in the markets in which we operate, particularly in Peru, including the resignation of former President Pedro Pablo Kuczynski in March 2018 following corruption allegations;

•	political conflicts and deadlocks in Peru between the Peruvian Congress and the executive branch;

•	major changes in Peruvian government policies at the national, regional or municipal levels, including in connection with infrastructure concessions, investments in infrastructure and affordable housing subsidies;

•	social conflicts in Peru that disrupt infrastructure projects, particularly in the mining sector;

•	interest rate fluctuation, inflation and devaluation or appreciation of the sol in relation to the U.S. dollar (or other currencies in which we receive revenue);

•	our backlog may not be a reliable indicator of future revenues or profit;

•	the level of capital investments and financings available for infrastructure projects of the types that we perform, both in the private and public sectors;

•	competition in our markets, both from local and international companies;

•	performance under contracts, where a failure to meet schedules, cost estimates or performance targets on a timely basis could result in reduced profit margins or losses and impact our reputation;

•	developments, some of which may be beyond our control, that affect our reputation in our markets, including a deterioration in our safety record;

•	industry-specific operational risks, such as operator errors, mechanical failures and other accidents;

•	availability and costs of energy, raw materials, equipment and labor;

•	our ability to obtain financing on favorable terms, including our ability to obtain performance bonds and similar financings; required in the ordinary course of our business;

•	our ability to attract and retain qualified personnel;

•	our ability to enter into joint operations, and rules involved in operating under joint operation or similar arrangements;

•	our exposure to potential liability claims and contract disputes, including as a result of environmental damage alleged to have been caused by our operations;

•	our and our clients’ compliance with environmental, health and safety laws and regulations, and changes in government policies and regulations in the countries in which we operate;

•	negotiations of claims with our clients of cost and schedule variances and change orders on major projects;

•	delays in client payments, and increased financing costs for working capital resulting from those delays;

•	volatility in global prices of oil and gas;

•	the cyclical nature of some of our business segments;

•	limitations on our ability to operate our concessions profitably, including changes in traffic patterns, and limitations on our ability to obtain new concessions;

•	our ability to accurately estimate the costs of our projects;

•	changes in real estate market prices, customer demand, preference and purchasing power, and financing availability and terms;

•	our ability to obtain zoning and other license requirements for our real estate development;

•	changes in tax laws;

•	natural disasters, severe weather or other events that may adversely impact our business; and

•	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors.”

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

The following selected financial data as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 have been derived from our audited annual consolidated financial statements included in this annual report. The following selected financial data as of December 31, 2012, 2013 and 2014 and for the years ended December 31, 2012 and 2013 have been derived from our audited annual consolidated financial statements not included in this annual report. Our annual consolidated financial statements for the years ended December 31, 2015 and 2016 have been audited by Moore Stephens in accordance with the standards of the Public Company Accounting Oversight Board (United States). For more information, see “Item 16.F. Change in Registrant’s Certifying Accountant.” Our consolidated financial statements for the year ended December 31, 2015 included in this annual report have been restated. The previously issued consolidated financial statements of the company for the 2015 fiscal year (and the related audit opinion) included in the company’s annual report on Form 20-F for the year ended December 31, 2015 should not be relied upon. The restatement of the 2015 fiscal year has resulted in certain significant changes to the company’s consolidated financial statements. For more information on the effects of the restatement, see note 2.30 to the company’s consolidated financial statements included in this annual report.

	Year ended
	2012	2013	2014	2015 Restated	2016(1)	2016(1)
		(in millions of S/.)				(in millions of US$)(3)
Income Statement Data: (2)
Revenues	5,231.9	5,967.5	7,008.7	7,815.5	6,469.6	1,925.5
Cost of sales	(4,519.8)	(4,963.4)	(6,057.1)	(7,165.5)	(5,866.2)	(1,745.9)

Gross profit	712.1	1,004.1	951.6	650.0	603.4	179.6
Administrative expenses	(257.2)	(361.8)	(421.4)	(413.4)	(399.4)	(118.9)
Other income and expenses, net (4)	75.9	26.0	15.2	57.4	(12.6)	(3.8)
Profit (losses) from sale of investments	—	5.7	—	(8.3)	46.3	13.8
Other (expenses) income, net	(0.3)	(0.7)	(0.1)	(0.1)	(0.7)	(0.2)

Operating profit	530.6	673.4	545.3	285.6	237.1	70.6
Financial (expense) income, net(5)	(10.3)	(112.4)	(91.4)	(138.7)	(210.8)	(62.7)
Share of the profit and loss obtained from associates and joint ventures under the equity method of accounting	0.6	33.6	53.4	7.7	(589.7)	(175.5)

Profit before income tax	520.8	594.5	507.4	154.6	(563.4)	(167.7)
Income tax	(154.6)	(182.3)	(146.2)	(99.0)	111.8	33.3

Net profit	366.3	412.1	361.2	55.6	(451.6)	(134.4)
Net profit (loss) attributable to controlling interest(6)	290.0	320.0	299.7	7.1	(509.7)	(151.7)
Net profit (loss) attributable to non-controlling interest(6)	76.3	92.1	61.5	48.5	58.1	17.3

(1)	For the effects on our results of operations for 2016 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”
(2)	Includes the results of operations of Vial y Vives since October 2012, DSD since August 2013, Morelco since January 2015 and Adexus which began consolidating in August 2016. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Acquisitions.”
(3)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.
(4)	Includes the reversal of provisions associated with our acquisition of CAM in February 2011. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions” and notes 28 and 22 to our audited annual consolidated financial statements.
(5)	In 2013, 2014, 2015 and 2016 we had higher exchange losses due to the depreciation of the sol against the U.S. dollar and our higher U.S. dollar denominated liability. For more information, see note 26 to our audited annual consolidated financial statements.
(6)	We consolidate the results of our subsidiaries in our financial statements and we reflect the profit corresponding to the minority interests in our subsidiaries under “net profit attributable to non-controlling interests” in our income statement. With respect to our joint operations, we recognize in our consolidated financial statements the revenue and expenses, including our share of any asset, liability, revenue or expense we hold jointly with partners. We reflect the results of our associated companies under the equity method of accounting in our consolidated financial statements under the line item “share of the profit and loss in associates” in our income statement. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions,” “—General—Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies” and note 2.2 to our audited annual consolidated financial statements included in this annual report.

	As of December 31,
	2012	2013	2014	2015 (Restated)	2016(1))	2016(1)
Balance Sheet Data:	(in millions of S/.)					(in millions of US$)(2)
Total current assets	3,017.2	3,903.5	4,623.9	5,200.4	4,328.7	1,288.3
Cash and cash equivalents	780.1	959.4	818.4	554.0	607.0	180.7
Accounts receivables	930.8	1,162.4	1,768.6	2,143.3	1,862.5	554.3
Outstanding work in progress	525.3	971.7	1,161.8	1,278.2	680.9	202.6
Inventories(3)	747.4	762.8	833.6	1,159.2	1,104.3	328.7
Total non-current assets	1,982.9	2,412.6	3,106.8	3,699.6	4,718.0	1,404.2
Long-term accounts receivables(4)	393.4	630.1	580.0	621.8	667.5	198.7
Investments in associates and joint ventures	37.4	88.0	229.6	637.0	389.8	116.0
Property, plant and equipment	938.1	952.9	1,147.0	1,111.8	1,113.6	331.4
Intangible assets(5)	505.1	407.5	778.7	878.3	960.3	285.8
Total current liabilities	2,618.1	2,416.3	3,794.9	4,092.3	4,537.0	1,350.3
Short-term borrowings	452.8	486.1	1,425.5	1,228.0	1,961.0	583.6
Accounts payables(6) (7)	1,995.2	1,762.1	2,268.4	2,779.6	2,453.1	730.1
Total non-current liabilities	598.8	703.1	762.1	1,725.8	2,019.9	601.2
Long-term borrowings	392.7	309.7	326.1	553.3	419.4	124.8
Capital stock(8)	558.3	660.1	660.1	660.1	660.1	196.5
Shareholders’ equity	1,392.2	2,765.4	2,691.7	2,558.8	1,980.4	589.4
Non-controlling interest	391.0	431.3	482.5	523.1	509.3	151.6

(1)	For the effects on our financial condition as of December 31, 2016 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”
(2)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.
(3)	Includes investments for the purchase of land by our Real Estate segment. These investments in land are recorded at acquisition cost and are not marked-to-market for changes in fair value. See note 14 to our audited annual consolidated financial statements included in this annual report.
(4)	Includes payments required to be made by the Peruvian government for the amounts we invest to purchase trains and other infrastructure for the Lima Metro. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Infrastructure” and note 10 to our audited annual consolidated financial statements included in this annual report.
(5)	We recognize our investments in the construction of the highway of our Norvial concession as intangible assets. See note 2.15(c) to our audited annual consolidated financial statements included in this annual report.
(6)	Includes S/.848.1 million, S/.701.8 million, S/.684.3 million, S/.607.1 million and S/.810.8 million in advance payments made by our clients as of December 31, 2012, 2013, 2014, 2015 and 2016, respectively, in connection with our E&C and operation and maintenance of infrastructure assets contracts. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Engineering and Construction” and “—Technical Services” and note 21 to our audited annual consolidated financial statements included in this annual report.
(7)	Includes our US$52.5 million payable to Chubb Insurance Company relating to the termination of the GSP gas pipeline concession. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and “—Liquidity and Capital Resources—Indebtedness.”
(8)	Reflects as of December 31, 2013, 2014, 2015 and 2016 our initial public offering of American Depositary Shares (“ADSs”) in the United States, which was consummated on July 29, 2013.

	As of and for the year ended December 31,
	2012	2013		2014	2015 (Restated)	2016(1)	2016(1)
	(in millions of S/.)						(in millions of US$)(3)
Other Data: (2)
EBITDA(4) (in millions of S/. or US$)	775.6	967.2		858.8	599.7	(64.4)	(19.2)
Gross margin	13.6%	16.8%		13.6%	8.3%	9.3%	9.3%
EBITDA margin(5)	14.8%	16.2%		12.3%	7.7%	(1.0%)	(1.0%)
Outstanding shares(6)	558,284	660,054		660,054	660,054	660,054	660,054
Profit per share (in S/.or US$)	0.66	0.62		0.55	0.08	(0.68)	(0.20)
Profit attributable to controlling interest per share (in S/.or US$)	0.52	0.53		0.45	0.01	(0.77)	(0.23)
Dividend per share (in S/.or US$)(7)	0.16	0.17		0.16	0.05	—	—
Net debt(8)/ EBITDA ratio	0.1x	(0.2	)x	1.0x	3.4x	(42.6)	(42.6)
Backlog (in millions of US$) (Unaudited)(9)	4,165.9	3,935.0		3,765.4	4,037.8	3,137.4	3,137.4
Backlog/revenues ratio (Unaudited)(9)	2.2x	1.9x		1.6x	1.8x	1.6x	1.6x

(1)	For the effects on our results of operations and backlog for 2016 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

(2)	Includes the results of operations of Vial y Vives since October 2012, DSD since August 2013, Morelco since January 2015 and Adexus which began consolidating in August 2016. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Acquisitions.”
(3)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.
(4)	For further information on the definition of EBITDA, see “—Non-GAAP Financial Measure and Reconciliation.”
(5)	Reflects EBITDA as a percentage of revenues.
(6)	Reflects as of December 31, 2013, 2014, 2015 and 2016 our initial public offering of ADSs in the United States, which was consummated on July 29, 2013.
(7)	Payment of dividends for the year’s profit.
(8)	Net debt is calculated as total borrowings (including current and non-current borrowings) less cash and cash equivalents.
(9)	For further information on our backlog, see “Item 4.B. Business Overview—Backlog.” Does not include, in our Infrastructure segment, our Norvial toll road concession; our Energy line of business; or our jointly controlled COGA venture (which we sold on April 24, 2017). Backlog is calculated as of the last day of the applicable year. Revenues are calculated for that year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year, which was S/.2.551 to US$1.00 as of December 31, 2012, S/.2.796 to US$1.00 as of December 31, 2013, S/.2.989 to US$1.00 as of December 31, 2014, S/.3.413 to US$1.00 as of December 31, 2015, and S/.3.36 to US$1.00 as of December 31, 2016. Includes revenues only for businesses included in our backlog.

The following tables set forth summary financial data for each of our business segments. For more information on the results of operations of our segments, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations” and note 6 to our audited annual consolidated financial statements included in this annual report. The effects of the termination of the GSP gas pipeline concession are reflected in Corporate (the Parent Company Operations) and, with respect to the related construction consortium (Consorcio Constructor Ductos del Sur), in our E&C segment. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and note 7 to our audited annual consolidated financial statements.

1. Engineering & Construction

	Year ended December 31,
	2012	2013	2014	2015 (Restated)	2016	2016
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	3,524.6	4,075.3	5,035.7	5,829.4	4,159.5	1,237.9
Cost of sales	(3,116.6)	(3,515.2)	(4,500.3)	5,516.7	(3,934.9)	(1,171.1)

Gross profit	408.0	559.5	535.4	312.8	224.6	66.8
Administrative expenses	(159.8)	(217.9)	(258.6)	(289.1)	(258.6)	(77.0)
Other income and (expenses), net	(1.9)	10.8	(9.8)	30.8	(9.2)	(2.7)
Other (losses) gains, net	1.3	—	—	(0.2)	—	—

Operating profit	247.6	352.4	267.0	54.2	(43.2)	(12.9)
Financial (expense) income, net	19.7	(26.6)	(62.4)	(118.5)	(53.9)	(16.0)
Share of the profit or loss in associates under the equity method of accounting	9.2	42.0	48.2	(2.2)	16.5	4.9

Profit (loss) before income tax	276.4	367.7	252.8	(66.5)	(80.6)	(24.0)
Income tax	(87.9)	(111.2)	(59.3)	(55.4)	(12.8)	(3.8)

Net profit (loss)	188.5	256.5	193.6	(121.8)	(93.4)	(27.8)
Net profit attributable to controlling interest	165.1	211.6	164.1	(131.2)	(87.7)	(26.1)
Net profit (loss) attributable to non-controlling interest	23.4	44.9	29.5	9.3	(5.7)	(1.7)

	As of December 31,
	2012	2013	2014	2015 (Restated)	2016	2016
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	1,547.4	1,858.0	2,676.6	3,157.1	1,910.9	568.7
Cash and cash equivalents	423.3	265.8	285.4	172.1	93.5	27.8
Accounts receivables	555.8	737.7	1,092.9	1,526.4	1,060.5	315.6
Outstanding work in progress	417.1	735.0	1,145.4	1,260.5	648.9	193.1
Other current assets	151.2	119.6	152.9	198.1	108.0	32.1
Total non-current assets	875.8	931.1	1,250.0	1,118.4	1,328.0	395.2
Long-term accounts receivables	11.3	—	6.2	0.5	42.7	12.7
Property, plant and equipment	539.0	534.1	651.2	606.2	592.2	176.3
Other non-current assets	325.6	397.0	592.6	511.7	521.4	155.2
Total current liabilities	1,587.0	1,633.6	2,500.2	2,846.3	2,101.5	625.4
Short-term borrowings	120.0	195.1	629.6	653.0	582.3	173.3
Accounts payables(2)	1,356.5	1,321.5	1,799.3	2,174.0	1,482.1	441.1
Total non-current liabilities	260.8	385.6	445.2	629.2	471.8	140.4
Long-term borrowings	180.9	127.1	144.1	376.0	246.3	73.3

	As of December 31,
	2012	2013	2014	2015 (Restated)	2016	2016
	(in millions of S/.)					(in millions of US$)(1)
Other long-term liabilities	80.0	258.5	301.1	253.3	225.5	67.1
Shareholders’ equity	472.11	622.9	817.8	639.2	551.7	164.2
Non-controlling interest	103.3	147.0	163.4	160.8	113.9	33.9

2. Infrastructure

	Year ended December 31,
	2012	2013	2014	2015 (Restated)	2016	2016
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	524.5	681.0	884.8	1,018.3	912.1	271.5
Cost of sales	(351.8)	(494.2)	(639.2)	(833.5)	(746.0)	(222.0)

Gross profit	172.6	186.8	245.6	184.8	166.1	49.4
Administrative expenses	(30.5)	(31.0)	(40.3)	(39.4)	(41.2)	(12.3)
Other income and (expenses), net	(0.8)	(3.1)	(3.2)	1.5	1.1	0.3
Other (losses) gains, net	(1.6)	0.3	—	(0.1)	(0.5)	(0.1)

Operating profit	139.7	153.0	201.9	146.8	125.6	37.4
Financial (expense) income, net	(17.3)	(44.6)	(25.5)	(18.7)	(9.8)	(2.9)
Share of the profit or loss in associates under the equity method of accounting	—	1.6	—	0.9	1.6	0.5

Profit before income tax	122.3	109.9	176.5	129.1	117.4	34.9
Income tax	(38.4)	(35.4)	(57.4)	(35.1)	(33.1)	(9.9)

Net profit	84.0	74.5	119.1	94.0	84.2	25.1
Net profit attributable to controlling interest	66.7	59.9	102.2	72.7	60.1	17.9
Net profit attributable to non-controlling interest	17.3	14.5	16.9	21.3	24.2	7.2

	As of December 31,
	2012	2013	2014	2015 (Restated)	2016	2016
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	319.1	376.9	426.8	497.3	677.4	198.6
Cash and cash equivalents	149.7	122.3	167.3	221.8	288.0	85.7
Accounts receivables	118.9	145.7	213.0	219.2	296.4	88.2
Outstanding work in progress	26.8	78.1	16.4	17.7	32.1	9.6
Other current assets	23.8	30.8	30.0	38.6	50.9	15.1
Total non-current assets	826.8	1,082.6	1,260.0	1,480.2	1,751.7	521.3
Long-term accounts receivables (3)	349.3	603.9	602.3	670.7	915.1	272.4
Property, plant and equipment	211.3	201.5	209.5	200.6	177.9	52.9
Other non-current assets	266.2	277.3	412.2	526.7	611.0	181.8
Total current liabilities	486.0	892.9	1,034.7	354.7	327.7	97.5
Short-term borrowings	38.7	85.7	570.4	156.5	82.1	24.4
Accounts payables	439.3	781.2	450.0	153.8	188.4	56.1
Total non-current liabilities	190.5	108.1	120.3	992.1	1,397.8	416.0
Long-term borrowings	146.3	96.1	100.4	83.3	80.5	24.0
Other long-term liabilities	44.2	12.0	19.9	908.8	1,317.3	392.1
Shareholders’ equity	355.5	385.5	451.8	532.0	580.7	172.8
Non-controlling interest	113.9	73.0	80.0	98.7	112.8	33.6

3. Real Estate

	Year ended December 31,
	2012	2013	2014	2015 (Restated)	2016	2016
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	240.1	313.7	224.6	215.8	411.5	122.5
Cost of sales	(153.4)	(200.0)	(162.1)	(164.0)	(275.0)	(81.8)

Gross profit	86.7	113.7	62.4	51.8	136.5	40.6
Administrative expenses	(17.4)	(21.0)	(21.1)	(20.5)	(28.4)	(8.5)
Other income and expenses, net	(1.7)	(0.7)	(0.8)	1.8	0.8	0.2
Other (losses) gains, net	—	(1.0)	—	—	—	—
Profit from the sale of investments	—	3.2	—	—	—	—

Operating profit	67.6	94.2	40.5	33.0	108.9	32.4
Financial (expense) income, net	(2.3)	(13.8)	(14.7)	(10.9)	(11.6)	(3.5)
Share of the profit or loss in associates under the equity method of accounting	—	0.1	12.2	14.9	6.8	2.0

Profit before income tax	65.3	80.5	38.0	37.0	104.2	31.0
Income tax	(20.0)	(21.4)	(11.5)	(7.6)	(27.1)	(8.1)

Net profit	45.3	59.0	26.5	29.3	77.2	23.0
Net profit attributable to controlling interest(4)	12.4	19.2	9.5	12.4	22.1	6.6
Net profit (loss) attributable to non-controlling interest(4)	32.9	39.9	17.0	17.0	55.1	16.4

	As of December 31,
	2012	2013	2014	2015 (Restated)	2016	2016
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	636.0	672.6	760.8	1,109.3	1,117.1	332.5
Cash and cash equivalents	73.0	43.0	54.3	74.5	58.9	17.5
Accounts receivables	37.7	36.4	75.6	114.4	111.2	33.1
Other current assets(5)	525.3	593.2	631.0	920.4	947.0	281.8
Total non-current assets	71.4	76.5	117.4	91.7	113.6	33.8
Long-term accounts receivables	6.8	11.8	9.7	14.7	17.9	5.3
Property, plant and equipment	4.5	5.6	7.3	11.3	13.0	3.9
Investment property	36.0	36.9	36.2	34.7	49.4	14.7
Other non-current assets	24.2	22.1	64.1	30.9	33.3	9.9
Total current liabilities	263.6	217.6	266.6	555.1	515.8	153.5
Short-term borrowings	43.2	77.9	144.3	224.4	206.5	61.5
Accounts payables	211.8	136.6	121.1	330.7	291.2	86.7
Total non-current liabilities	62.6	97.8	138.9	159.6	104.2	31.0
Long-term borrowings	49.7	52.3	16.4	27.6	16.5	4.9
Other long-term liabilities	12.9	45.4	122.5	132.0	87.6	26.1
Shareholders’ equity	147.1	152.7	157.3	158.6	234.4	69.8
Non-controlling interest(4)	234.2	281.0	315.4	327.6	376.3	112.0

4. Technical Services

	Year ended December 31,
	2012	2013	2014	2015 (Restated)	2016	2016
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	1,083.3	1,169.1	1,208.2	1,152.5	1,401.8	417.2
Cost of sales	(979.4)	(989.9)	(1,065.8)	(974.2)	(1,229.9)	(366.0)

Gross profit	103.9	179.2	142.3	178.3	171.8	51.1
Administrative expenses	(105.4)	(132.5)	(122.5)	(115.0)	(119.0)	(35.4)
Other income and expenses, net	73.6	24.7	5.9	15.2	4.5	1.3
Gain from business combination	—	—	—	0.2	—	—
Other (losses) gains, net	—	—	(2.1)	—	(0.2)	(0.1)

Operating profit	72.2	71.4	25.7	70.3	57.1	17.0
Financial (expense) income, net	(5.1)	(15.9)	(25.6)	(30.1)	(26.8)	(8.0)
Share of the profit or loss in associates under the equity method of accounting	—	1.1	0.6	0.6	0.4	0.1

Profit before income tax	67.1	56.6	0.7	40.8	30.7	9.1
Income tax	(5.6)	(16.7)	(5.8)	6.1	(15.8)	(4.7)

	Year ended December 31,
	2012	2013	2014	2015 (Restated)	2016	2016
	(in millions of S/.)					(in millions of US$)(1)
Net profit (loss)	61.5	39.9	(5.1)	46.9	14.8	4.4
Net profit (loss) attributable to controlling interest	50.6	34.3	(5.3)	40.3	15.9	4.7
Net profit (loss) attributable to non-controlling interest	10.8	5.6	0.3	6.6	(1.1)	(0.3)

	As of December 31,
	2012	2013	2014	2015 (Restated)	2016	2016
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	495.5	585.2	616.6	532.0	730.7	217.5
Cash and cash equivalents	85.3	46.5	134.7	60.2	53.5	15.9
Accounts receivables	259.6	312.0	421.2	398.7	591.9	176.2
Outstanding work in progress	81.4	158.7	—	—	—	—
Other current assets	69.2	68.0	60.7	73.1	85.3	25.4
Total non-current assets	192.2	197.8	252.4	257.8	411.2	122.4
Long-term accounts receivables	24.3	12.3	4.9	0.5	39.6	11.8
Property, plant and equipment	109.3	114.1	166.3	170.7	217.7	64.8
Other non-current assets	58.7	71.5	80.3	86.6	153.9	45.8
Total current liabilities	489.4	475.0	434.7	411.7	679.7	202.3
Short-term borrowings	96.0	126.9	80.5	91.4	158.2	47.1
Accounts payables	354.2	339.6	339.9	299.5	511.3	152.2
Total non-current liabilities	74.4	160.1	216.1	180.0	213.5	63.5
Long-term borrowings	12.4	31.4	63.1	66.5	76.1	22.6
Other long-term liabilities	61.9	128.7	153.0	113.5	137.4	40.9
Shareholders’ equity	103.0	125.7	128.4	162.6	210.5	62.6
Non-controlling interest	20.9	22.2	89.8	35.5	38.2	11.4

(1)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.
(2)	Includes advance payments, which reflects advance payments made by our clients in connection with our E&C and Operation and Maintenance of Infrastructure Assets contracts. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Engineering and Construction” and “—Technical Services” and note 21 to our audited annual consolidated financial statements included in this annual report.
(3)	Includes payments required to be made by the Peruvian government for the amounts we invest to purchase trains and other infrastructure for the Lima Metro. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Infrastructure” and note 10 to our audited annual consolidated financial statements included in this annual report.
(4)	The net profit attributable to controlling interests of our Real Estate segment is significantly affected by the financing and commercial arrangements we use to purchase land and to develop real estate projects. Depending on the level of non-controlling interests used to finance our real estate projects, our Real Estate segment tends to have significant net profit attributable to non-controlling interests. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Real Estate.”
(5)	Includes inventories, which includes investments for the purchase of land by our Real Estate segment. These investments in land are recorded at book value and are not marked-to-market for changes in fair value. See note 14 to our audited annual consolidated financial statements included in this annual report.

Non-GAAP Financial Measure and Reconciliation

In this annual report, we present EBITDA, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We define EBITDA as net profit plus: financial (expense) income, net; income tax; and depreciation and amortization.

We present EBITDA, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present EBITDA because we believe it provides readers with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Furthermore, we regularly present EBITDA in our filings with the Lima Stock Exchange in Peru. Our management uses EBITDA, among other measures, for internal planning and performance measurement purposes. We believe that EBITDA is useful in evaluating our operating performance compared to that of other companies operating in our sectors because the calculation of EBITDA and

EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. EBITDA should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The following table sets forth the reconciliation of our net profit to EBITDA on a consolidated basis.

	Year ended December 31,
	2012	2013	2014	2015 Restated	2016(1)	2016(1)
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)(3)	366.3	412.1	361.2	55.6	(451.6)	(134.4)
Financial expense	310.7	569.6	460.1	604.0	993.4	295.7
Financial income	(300.4)	(455.9)	(368.8)	(465.3)	(782.6)	(232.9)
Income tax	154.6	182.3	146.2	99.0	(111.8)	(33.3)
Depreciation and amortization	244.5	259.1	260.0	306.4	288.3	85.8

EBITDA	775.6	967.2	858.8	599.7	(64.4)	(19.2)

The following table is the reconciliation of the EBITDA for our four segments, Parent company operations and elimination:

	Year ended December 31,
	2012	2013	2014	2015 Restated	2016(1)	2016(1)
	(in millions of S/.)					(in millions of US$)(2)
Engineering and construction	387.9	546.0	459.5	220.1	106.1	31.6
Infrastructure	207.5	218.8	272.5	233.0	210.8	62.7
Real state	70.5	97.9	56.5	52.8	121.4	36.1
Technical services	111.6	109.6	63.5	113.3	117.5	35.0
Parent company operations	258.8	307.9	252.3	(35.6)	(1,026.4)	(305.5)
Eliminations intercompany	(260.6)	(312.0)	(245.4)	16.2	406.2	120.9

EBITDA(5)	775.6	967.2	858.8	599.7	(64.4)	(19.2)

The following tables set forth the reconciliation of our net profit to EBITDA for each of our business segments and certain of our lines of business or subsidiaries within these segments. The effects of the termination of the GSP gas pipeline concession are reflected in Corporate (the Parent Company Operations) and, with respect to the related construction consortium (Consorcio Constructor Ductos del Sur), in our E&C segment. For more information, see note 7 to our audited annual consolidated financial statements.

1. Engineering & Construction

	Year ended December 31,
	2012	2013	2014	2015 Restated	2016(1)	2016(1)
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)(3)	188.5	256.5	193.6	(121.8)	(93.4)	(27.8)
Financial expense	179.1	318.4	256.9	433.3	560.1	166.7
Financial income	(198.8)	(291.8)	(194.5)	(314.8)	(506.2)	(150.7)
Income tax	87.9	111.2	59.3	55.4	12.8	3.8
Depreciation and amortization	131.1	151.2	144.2	168.1	132.8	39.5

EBITDA(4)	387.9	546.0	459.5	220.1	106.1	31.6

2. Infrastructure

2.1 Full Segment

	Year ended December 31,
	2012	2013	2014	2015 Restated	2016	2016
	(in millions of S/.)					(in millions of US$)(2)
Net profit	84.0	74.5	119.1	94.0	84.2	25.1
Financial expense	76.1	97.5	89.5	69.1	97.2	28.9
Financial income	(58.8)	(52.6)	(64.0)	(50.4)	(87.4)	(26.0)
Income tax	38.4	35.4	57.4	35.1	33.1	9.9
Depreciation and amortization	67.9	64.0	70.5	85.2	83.6	24.9

EBITDA	207.5	218.8	272.5	233.0	210.7	62.7

2.2(a) All Toll Roads

	Year ended December 31,
	2012	2013	2014	2015 Restated	2016	2016
	(in millions of S/.)					(in millions of US$)(2)
Net profit	29.4	40.5	43.0	53.5	44.9	13.4
Financial expense	16.5	22.4	19.0	10.8	14.9	4.4
Financial income	(11.4)	(18.0)	(9.5)	(14.8)	(9.6)	(2.9)
Income tax	12.5	15.0	16.2	18.8	15.5	4.6
Depreciation and amortization	24.5	10.0	11.4	10.9	11.1	3.3

EBITDA	71.5	69.8	80.1	79.2	76.8	22.9

2.2(b) Norvial

	Year ended December 31,
	2012	2013	2014	2015 Restated	2016	2016
	(in millions of S/.)					(in millions of US$)(2)
Net profit	27.2	30.2	31.1	40.9	47.3	14.1
Financial expense	10.2	13.3	9.7	4.1	4.9	1.5
Financial income	(6.4)	(3.8)	(0.4)	(0.4)	(1.6)	(0.5)
Income tax	11.6	10.3	10.9	13.6	16.3	4.9
Depreciation and amortization	24.2	9.8	11.0	10.8	10.9	3.2

EBITDA	66.7	59.6	62.3	68.9	77.7	23.1

2.3 Mass Transit

	Year ended December 31,
	2012	2013	2014	2015 Restated	2016	2016
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)(5)	(11.0)	(13.1)	12.1	18.8	23.9	7.1
Financial expense	28.0	46.5	39.8	7.9	20.5	6.1
Financial income	(24.0)	(20.3)	(35.3)	(4.9)	(25.8)	(7.7)
Income tax	3.6	0.5	10.8	8.1	10.9	3.2
Depreciation and amortization	0.5	0.6	0.9	0.1	0.1	0.0

EBITDA	(10.2)	13.2	28.3	30.0	29.6	8.8

2.4 Energy

	Year ended December 31,
	2012	2013	2014	2015 Restated	2016	2016
	(in millions of S/.)					(in millions of US$)(2)
Net profit	63.4	45.0	62.7	20.2	12.0	3.6
Financial expense	25.0	28.5	30.6	50.3	61.7	18.4
Financial income	(23.3)	(14.3)	(19.2)	(30.5)	(52.0)	(15.5)
Income tax	28.5	20.1	29.8	7.7	5.3	1.6
Depreciation and amortization	42.8	53.4	58.1	74.2	72.5	21.6

EBITDA	136.4	132.8	162.0	121.8	99.5	29.6

3. Real Estate

	Year ended December 31,
	2012	2013	2014	2015 Restated	2016	2016
	(in millions of S/.)					(in millions of US$)(2)
Net profit	45.3	59.0	26.5	29.3	77.2	23.0
Financial expense	14.5	27.0	30.4	47.7	65.1	19.4
Financial income	(12.2)	(13.2)	(15.6)	(36.8)	(53.5)	(15.9)
Income tax	20.0	21.4	11.5	7.6	27.1	8.1
Depreciation and amortization	2.9	3.6	3.8	4.9	5.6	1.7

EBITDA	70.5	97.9	56.5	52.8	121.4	36.1

4. Technical Services

4.1 Full Segment

	Year ended December 31,
	2012	2013	2014	2015 Restated	2016	2016
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)	61.5	39.9	(5.1)	46.9	14.8	4.4
Financial expense	29.1	35.2	39.9	45.7	57.6	17.1
Financial income	(24.0)	(19.4)	(14.3)	(15.6)	(30.9)	(9.2)
Income tax	5.6	16.7	5.8	(6.1)	15.8	4.7
Depreciation and amortization	39.4	37.2	37.2	42.3	60.1	17.9

EBITDA	111.6	109.6	63.5	113.3	117.5	35.0

4.2 Concar(6)

	Year ended December 31,
	2012	2013	2014	2015 Restated	2016	2016
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)	12.6	7.9	(26.5)	18.5	14.0	4.2
Financial expense	3.4	6.2	12.0	9.1	4.5	1.3
Financial income	(4.1)	(6.3)	(7.2)	(5.0)	(4.6)	(1.4)
Income tax	6.2	4.6	(0.8)	11.4	6.7	2.0
Depreciation and amortization	5.1	5.6	7.1	5.3	6.4	1.9

EBITDA	23.2	18.0	(15.3)	39.3	27.0	8.0

4.3 GMD

	Year ended December 31,
	2012	2013	2014	2015 Restated	2016	2016
	(in millions of S/.)					(in millions of US$)(2)
Net profit	11.3	8.5	6.0	5.2	7.9	2.4
Financial expense	5.5	12.8	8.2	13.8	16.4	4.9
Financial income	(3.6)	(7.8)	(3.7)	(5.5)	(6.6)	(2.0)
Income tax	5.3	5.8	5.3	3.1	7.5	2.2
Depreciation and amortization	15.9	15.4	18.6	22.4	25.7	7.6

EBITDA	34.5	34.8	34.4	38.9	50.8	15.1

4.4 CAM

	Year ended December 31,
	2012	2013	2014	2015 Restated	2016	2016
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)	37.5	23.5	15.5	23.3	(3.0)	(0.9)
Financial expense	20.1	16.2	19.6	22.8	28.2	8.4
Financial income	(16.3)	(5.3)	(3.4)	(5.1)	(16.2)	(4.8)
Income tax	(5.9)	6.2	1.2	(20.6)	3.5	1.0
Depreciation and amortization	18.5	16.3	11.5	14.7	19.5	5.8

EBITDA	53.9	56.9	44.4	35.1	31.9	9.5

(1)	For the effects on our results of operations for 2016 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”
(2)	Calculated based on an exchange rate of S/3.36 to US$1.00 as of December 31, 2016.
(3)	Includes the results of operations of Vial y Vives since October 2012, DSD since August 2013, Morelco since January 2015 and Adexus which began consolidating in August 2016. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions.”
(4)	Our E&C segment EBITDA includes S/.9.2 million, S/.42.0 million, S/.48.2 million, S/.2.2 million, and S/.16.5 million in 2012, 2013, 2014, 2015 and 2016, respectively, which represents GyM’s 39.0% equity interest in Viva GyM’s net profit.
(5)	In 2012 and 2013, we generated losses as a result of the limited number of trains we initially operated in the Lima Metro. For more information on our Lima Metro, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Infrastructure.”
(6)	Beginning on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment.

Exchange Rates

The Peruvian sol is freely traded in the exchange market. Current Peruvian regulations on foreign investment allow foreign equity holders of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by these companies. Non-Peruvian equity holders are allowed to purchase foreign currency at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction. Peruvian law in the past, however, has imposed restrictions on the conversion of Peruvian currency and the transfer of funds abroad, and we cannot assure you that Peruvian law will continue to permit such payments, transfers, conversions or remittances without restrictions.

The following table sets forth, for the periods indicated, certain information regarding the exchange rates for soles per U.S. dollar, as published by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for soles.

	High	Low	Average	Period end
2012	2.710	2.551	2.639	2.551
2013	2.820	2.541	2.704	2.796
2014	2.990	2.761	2.840	2.989
2015	3.413	2.983	3.186	3.413
2016	3.537	3.249	3.375	3.360
2017	3.392	3.231	3.261	3.241
November 2017	3.251	3.233	3.241	3.233
December 2017	3.289	3.231	3.246	3.241
January 2018	3.229	3.207	3.215	3.216
February 2018	3.269	3.212	3.248	3.260
March 2018	3.271	3.217	3.252	3.227
April 2018	3.249	3.216	3.231	3.249
May (through May 11, 2018)	3.291	3.260	3.276	3.260

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Relating to Recent Developments

Our reputation has been adversely affected by our association with Odebrecht’s affiliates in Peru

We have participated in consortia with Odebrecht affiliates in Peru. Our reputation has been adversely affected as a result of the plea agreements and criminal convictions of Odebrecht and certain key persons related to Odebrecht in connection with corruption, money laundering and criminal organization. Peruvian authorities have initiated congressional inquiries and criminal investigations into the dealings of Odebrecht’s affiliates in Peru, the scope of which include certain consortia in which we participated. Moreover, as a result, our company and certain of our former directors and executive officers have been the subject of congressional and criminal investigations related to corruption investigations. These investigations are ongoing.

Our reputation is a key factor in our clients’ evaluation of whether to engage our services, key industry players’ willingness to partner with us, financial institutions’ willingness to provide us credit, and recruiting and retaining talented personnel to our company. The impact on our business reputation related to our association with Odebrecht and the alleged actions of our former board members and executive officers has had, and is likely to continue to have, a material adverse effect on our business, financial condition and results of operation.

Investigations regarding potential corruption or other illegal acts could have a material adverse effect on our business, financial condition and results of operations

The Lava Jato commission of the Peruvian congress has undertaken congressional inquiries into the company and other construction companies in Peru, which have included certain of the company’s former board members and executive officers.

Peruvian prosecutors have included José Graña Miró Quesada, the former Chairman of the company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a former board member of the company, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranches II and III), in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of the company, has also been included in an investigation for the crime of money laundering in connection with the same project.

In connection with investigations relating to the IIRSA South project concession (tranches II and III), the Peruvian criminal prosecution has moved to charge the company and our construction subsidiary, GyM, as criminal defendants in connection with the projects. Separately, a Peruvian Ad Hoc Prosecutor appointed by the Peruvian executive branch to investigate matters of corruption (the “Ad Hoc Prosecutor”) has moved to directly include the company as a civilly-responsible third party. In response, the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) notified us of its decision to formally include the company and GyM in its criminal investigation. We have appealed the court’s decision to include the company and GyM in the criminal investigation. A decision from the Peruvian judiciary on whether our company constitutes a civilly-responsible third party remains pending. We cannot assure you that our position in these proceedings will prevail.

The Ad Hoc Prosecutor has also moved to directly include our subsidiary, GyM, as a civilly-responsible third party in the investigation relating to Tranches 1 and 2 of Line 1 of the Lima Metro. A decision from the Peruvian judiciary regarding these matters remains pending, and we cannot assure you that our subsidiary will not be included or that our position would ultimately prevail.

We cannot assure you that other of our former or current board members and executive officers will not be included in the foregoing proceedings as criminal defendants or civilly-responsible third parties as well, or that the company will not be included in other investigations.

A conviction of corruption or settlements with government authorities could lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Moreover, our alleged involvement in corruption investigations, and any findings of wrongdoing in such investigations, could further damage our reputation and have a material adverse impact on our ability to compete for business. Such investigations may also adversely affect our ability to pursue strategic projects, and could potentially result in the termination or modification of certain existing contracts or relationships. In addition, investigations could continue to divert management’s attention and resources from other issues facing our business.

There is substantial uncertainty with regard to the amount, timing and manner in which the payment for the termination of the GSP gas pipeline concession will be paid

There is substantial uncertainty with regards to the payment contemplated under the GSP gas pipeline concession contract as a result of the termination of the gas pipeline concession, including with respect to the amount, timing and manner in which the payment will be made or if it will be made at all.

Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made payment or, to our knowledge, initiated the payment process or the auction process for a new concessionaire. As a result, we may be forced to assert our rights against the Peruvian government in judicial or arbitration proceedings, which may place us in an adversarial position with the Peruvian government and/or our partners. We cannot assure you that we will pursue any such claims, or that any such claims would ultimately prevail in a timely manner, or at all.

To initiate arbitration against the Peruvian government, we need the approval of all three shareholders of GSP. We have sought such approval on two occasions but have not succeeded. We cannot assure you that we will acquire the consent needed to initiate legal proceedings in the short term. Moreover, Enagás International, S.L. (“Enagás”) has initiated separate international proceedings against the Peruvian government pursuant to international treaties, which may affect GSP’s ability to initiate proceedings against the Peruvian government.

In 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims under the concession to the other project partners, Enagás and ourselves. On January 2, 2018, we received a notification that Odebrecht commenced arbitration proceedings against us and Enagás, seeking to invalidate the contractual subordination and to negotiate a direct sale with the Peruvian government. While we believe that the subordination arrangement with respect to Odebrecht’s claims in connection with the anticipated payment is enforceable, we cannot assure you that our position will prevail. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

In addition, we have made certain estimates in our consolidated financial statements with respect to the expected payment for the termination of the GSP contract. If our assumptions and estimates are incorrect, our actual results could differ significantly from those reflected in our consolidated financial statements. Failure to receive the expected payment on a timely basis, or at all, would have a material adverse effect on our business, financial condition and results of operations.

We are in default under certain of our debt instruments and may not reach agreement with our creditors to amend or waive the covenants

We are currently in default under certain of our debt instruments and are initiating the process of renegotiating with our creditors under such instruments. See “Item 13. Defaults, Dividend Arrrearages and Delinquencies.” Failure to successfully renegotiate new payment terms could force us to precipitate the sale of assets, including on unfavorable terms, to repay these debt instruments. Moreover, if we are not able to renegotiate the terms of these debt instruments or repay them promptly, our ability to obtain financings, including performance guarantees or similar financings required under many of our business contracts, would be impaired, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to sell assets on favorable terms or at all

As part of our strategic action plan, our board of directors has approved the sale of certain non-strategic assets, to make payments in respect of debt related to the termination of the GSP gas pipeline concession. We cannot assure you that we will be able to sell assets on favorable terms or at all. If we are not able to sell assets on a timely basis, our ability to address our liquidity needs could be adversely affected and we may breach our payment obligations under our debt related to the termination of the GSP gas pipeline concession.

Conversely, if we sell significant assets, our business and results of operations will be diminished.

If we cannot sell assets, we may not comply with the terms of our outstanding debt

We renegotiated with our creditors the terms of certain debt instruments related to the GSP project. We have agreed, among other things, to sell assets to repay certain such debt instruments. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments—Strategic Action Plan—Negotiations with Creditors.” If we are unable to sell assets in a timely manner, we may be forced to renegotiate these debt instruments on unfavorable terms.

A class action civil lawsuit in the United States may adversely affect our company

A securities class action civil lawsuit has been filed against the company and certain of our former and current executive officers in the United States. The suit is in early stages, and we cannot assure you that our position will prevail. If our position does not prevail, the case may have substantial adverse effects on our business, financial condition and results of operations.

We may be unable to access credit that we need to operate our business

Due to ongoing regulatory uncertainty, including with respect to Section II of Law 30737, our creditors and other banks operating in the Peruvian market have placed restrictions on our ability, and the ability of other construction companies, to acquire future credit lines or other financings.

This may affect our ability to obtain financing for new or existing projects on favorable terms or at all, and also may render us unable to compete for or win new projects.

Our business and financial condition could be materially and adversely affected if the Peruvian prosecutor requires that we place an excessive amount of assets in trust

On February 13, 2017, the President of Peru issued an emergency decree (decreto de urgencia N° 003-2017), prohibiting groups that have been, or whose officers or representatives have been convicted of, or have admitted to, corruption, money-laundering or similar crimes (whether in Peru or elsewhere) from, among other things, transferring or selling any assets related to investments in Peru, including the proceeds of asset or equity sales, or sending money abroad without a governmental authorization. Section II of Law 30737, promulgated on March 12, 2018 to replace the aforementioned emergency decree, includes companies that have been consortium partners of groups that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes. Our company and our subsidiary GyM are two such companies. The law requires that these companies: suspend money transfers abroad; implement a compliance program and disclose information to competent authorities; and create a trust of assets to guarantee eventual compensation in favor of the Peruvian government. A Peruvian prosecutor will indicate the amount of such guarantee, pursuant to Law 30733. On May 9, 2018, Supreme Decree No. 096-2018-EF was passed, which provides guidelines for such determination. Nevertheless, we cannot assure you of the amount of this guarantee, nor can we assure you that the Company will have sufficient assets to include in the required trust. Furthermore, we cannot assure you that these laws will not be expanded, or that subsequent laws will not be passed, that impose further obligations or restrictions on the company and our subsidiaries.

Changes in key personnel could affect our future business

Our success depends significantly on the services of our senior management, board of directors and other key personnel. On February 27, 2017, our former chairman of the board, our former CEO and board member, and our former board member and the former chairman of our subsidiary GyM resigned from their positions at our company. Effective March 2, 2017, we appointed a new CEO, and on March 31, 2017, our shareholders at the annual shareholders’ meeting appointed a new board of directors, replacing all but two of our existing directors. Moreover, other senior managers that have recently left the company.

While most of these officers have already been replaced, the replacement of existing directors and senior management is likely to have an impact on our business and results of operations. Moreover, we cannot assure you that we will be able to continue to attract and retain senior management, qualified engineers and other key personnel.

INDECOPI and Peruvian prosecutors have initiated investigations in response to a news report alleging that certain construction companies in Peru, Brazil and Spain, including our company, colluded to receive public contracts

In July 2017, media reports alleged that certain construction companies in Peru, Brazil and Spain, including our company, colluded as a “construction club” to receive public contracts. As a result of these reports, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) has initiated an investigation regarding the anti-competitive activities of construction companies in Peru, including our company, and have included a former employee of GyM in an investigation for collusion. In July 2017, INDECOPI conducted a search of our facilities related to these allegations. To date, there is no pending investigation of the company.

We cannot predict what the outcome of the investigations will be, the timing of any resolution, or how the resulting consequences, if any, may impact our business, financial condition and results of operations.

Risks Related to Our Company

Global economic conditions could adversely affect our financial performance

The global financial crisis and ensuing global recession in 2008 and 2009 had a significant adverse effect on the development of large-scale infrastructure and real estate projects worldwide. More recently, global economic conditions, including slower growth in China, declines in global commodity, in particular oil and gas prices, the appreciation of the U.S. dollar against foreign currencies, the withdrawal of investments from emerging markets and continued concerns about the U.S. and European economies, has generated economic uncertainty which could adversely affect private- and public-sector investments. The United Kingdom voted to exit the European Union on June 23, 2016. As of the date hereof, the actions to be taken by the United Kingdom to effectively exit the European Union and the duration of this process are uncertain. The results of the referendum in the United Kingdom have caused, and are expected to continue to cause, volatility in financial markets, which in turn could have substantial adverse effects on our business, financial condition and results of operations. On November 8, 2016, Mr. Donald J. Trump was elected president of the United States. President Trump has espoused an inclination to consider greater restrictions on free trade and limitations on immigration. Changes in social, political, regulatory and economic conditions in the United States or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Peruvian economy, which in turn could have a negative impact on our operations. Future global economic conditions, in particular fluctuations in commodity prices and financings costs, may impact our clients’ investment decisions. Should our clients choose to postpone or suspend new investments or delay or cancel the execution of existing projects as a result of global economic conditions, demand for our products and services, including our backlog, would decline, which may result in a decline in revenues and in under-utilization of our capacity. In addition, our business may be impacted by adverse economic developments even after economic conditions have improved because of the lag time between when investments decisions are made and when the projects are executed. Furthermore, financial difficulties suffered by our clients, joint operation partners, subcontractors or suppliers due to global economic conditions could result in payment delays or defaults, or increase our costs or adversely impact our project execution. Accordingly, a global economic downturn could have a material adverse effect on our financial performance.

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

A major change in Peruvian government policies could affect our business

Our business is significantly affected by national, regional and municipal government policies and regulations, including with respect to infrastructure concessions or similar contracts to the private sector, public spending in infrastructure investment and government housing subsidies, among others. Any adverse change in government policies with respect to these matters could result in a material adverse effect on our business and financial performance.

Social conflicts may disrupt infrastructure projects

Despite Peru’s ongoing economic growth and stabilization, high levels of poverty and unemployment and social and political tensions continue to be pervasive problems in the country. Peru has, from time to time, experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations. In recent years, certain regions experienced strikes and protests related mainly to the environmental impact of mining activities, which resulted in commercial disruptions, including in the departments of Cajamarca and Arequipa. These protests may lead to the suspension of mining projects. Social conflicts may disrupt, delay or suspend infrastructure projects in the future, which could have a material adverse effect on our business and financial performance.

New projects may require the prior approval of local indigenous communities

In September 2011, Peru enacted Law No. 29,785, regarding the Prior Consultation Right of Local Indigenous Communities, in accordance with the International Labor Organization Convention No. 169 (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). This law establishes a prior consultation procedure (procedimiento de consulta previa) that the Peruvian government must carry out with local indigenous communities, whose rights may be directly affected by new legislative or administrative measures, including the granting of certain permits or new concessions or similar contracts, such as for mining, energy and oil and gas projects. Local indigenous communities do not have a veto right; upon completion of this prior consultation procedure, the Peruvian government retains the discretion to approve or reject the applicable legislative or administrative measure. We cannot assure you that these consultation procedures will not adversely affect new projects and concessions. Accordingly, our business and financial performance may be materially and adversely affected.

Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit

Our backlog amount is subject to revision over time and our ability to realize revenues from our backlog is subject to a number of uncertainties. Cancellations, scope adjustments or deferrals may occur, from time to time, with respect to contracts reflected in our backlog and could reduce the amount of our backlog and the revenue and profits that we actually earn. Contracts may also remain in our backlog for an extended period of time and poor performance could also impact our profit from the contracts in our backlog. In addition, our backlog is expressed in U.S. dollars based on period-end exchange rates while a significant portion of our contracts are payable in soles or other local currencies. As a result, any depreciation of local currency would diminish the amount of revenues eventually earned relative to backlog. As of December 31, 2016, one client, Ecopetrol, concentrated 33.5% of Morelco’s backlog, and another client, Rio Alto, concentrated 44.9% of Stracon’s backlog. Moreover, the termination of the GSP gas pipeline concession on January 24, 2017 has reduced our backlog as of December 31, 2016 by US$855 million, 30.2% of our E&C backlog and 21.4% of our total backlog. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.” The amount of our backlog is not necessarily indicative of future revenues or profits related to the performance of the related contracts.

Our backlog may decline further. We cannot assure you that we will be able to obtain sufficient contracts in the future in number and magnitude to grow our backlog. Additionally, the amount of new contracts that we obtain can fluctuate significantly from period to period due to factors that are beyond our control.

The ratio of our historical backlog to revenues earned in subsequent years is volatile and substantially affected by a number of factors, some of which are outside our control, including levels of contract scope adjustments and our ability to enter into new contracts (which are substantially influenced by general economic conditions), delays and cancellations, foreign exchange rate movements and our ability to increase the scale of our operations to expand the amount of work we carry out beyond that previously contracted. Accordingly, historical correlations between backlog and revenues may not recur in future periods. In particular, you should not assume that the ratio of our future E&C segment revenues for 2018 to backlog as of December 31, 2017 that is currently expected to be realized in that year will be comparable to our historic ratios shown in “Item 4.B. Information on the Company—Business Overview—Backlog—E&C Backlog.”

Our success depends on key personnel

Our success depends, to a significant degree, upon the services of our senior management, board of directors and other key personnel. Members of our management team are not subject to long-term employment agreements or non-competition agreements with us. We cannot assure you that we will be successful in retaining our current senior management or members of our board of directors, nor can we assure you that, in such event, we would be able to find suitable replacements. In addition, the success of our business depends on our ongoing ability to attract, train and retain qualified engineers and other personnel. In recent years, the availability in Peru of qualified personnel who have the necessary expertise and experience has been lower than demand and, therefore, competition for human resources has become intense. We cannot assure that we will be able to hire and retain the number of qualified personnel required to meet the needs of, or to grow, our business. If we are unable to attract, train and retain the qualified personnel that we require at reasonable cost, our business and financial performance could be adversely affected.

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

The nature of our business exposes us to potential liability claims and contract disputes

We may be subject to a variety of legal or administrative proceedings, liability claims or contract disputes. The government, clients and other third parties may present claims against us for injury or damage caused, directly or indirectly, by our operations, for example for alleged failures in our engineering and construction, the operation of our infrastructure concessions (such as our toll roads or the Lima Metro) and real estate developments we sell. Although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, a catastrophic event resulting from the services we have performed or products we have provided could result in significant professional or product liability, warranty or other claims against us as well as reputational harm, especially if public safety is impacted. We may in the future be named as a defendant in legal proceedings where our clients or third parties may make a claim for damages or other remedies with respect to our projects or other matters. Any liability not covered by our insurance, or in excess of our insurance limits, could result in a significant loss for us, which may affect our financial performance. Moreover, certain of our clients have executed the performance guarantees that we were required to deliver in connection with their project in order to gain leverage, we believe, in the negotiation of contract disputes with us.

We are susceptible to operational risks that could affect our business and financial performance

Our business is subject to numerous industry-specific operational risks, including natural disasters, adverse weather conditions, operator error or other accidents, mechanical and technical failures, explosions and other events, many of which are beyond our control. Such occurrences could result in injury or loss of life, severe damage to and destruction of property and equipment, business interruption, pollution and other environmental damage, clean-up responsibilities, regulatory requirements, investigations and penalties, potential liability claims and contractual disputes. In addition, such occurrences could materially impact our reputation. Although we maintain comprehensive insurance covering our assets and operations at levels that our management believes to be adequate, our insurance coverage will not be sufficient in all circumstances or to protect against all hazards. The occurrence of such an operational risk could have a material adverse effect on our business and financial performance.

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

Increases in the prices of energy, raw materials, equipment or wages could increase our operating costs

Our business requires significant purchases of energy, raw materials and components, including, among others, large quantities of fuel, cement and steel, as well as purchases or leases of equipment. Certain inputs used in our operations are susceptible to significant fluctuations in prices, over which we may have little control. The prices of some of these inputs are affected to a significant extent by the prices of commodities, such as oil and iron. Global oil prices in particular have declined significantly in recent years, although they increased in 2016 and subsequently, and we cannot assure you that oil prices will not continue to increase in the future (although increased oil prices would benefit revenues in our Energy line of business. Substantial increases in the prices of such commodities generally result in increases in our suppliers’ operating costs and, consequently, lead to increases in the prices they charge for their products. Moreover, we do not have long-term contracts for the supply of our key inputs, and, as a result, if prices increase significantly or if we are required to find alternative suppliers, our costs to procure these inputs may increase significantly. In addition, growing demand for labor, especially when coupled with shortages of qualified employees in the countries where we operate, may result in significant wage inflation. To the extent that we are unable to pass along to our clients increases in the prices of our key inputs or increases in the wages that we must pay, our operating margins could be materially adversely impacted.

We may not be able to obtain financing on favorable terms

Our ability to undertake large investments (particularly in our Infrastructure and Real Estate segments) or consummate significant acquisitions will depend on the availability of equity and debt financing. We cannot assure you that we will be able to obtain new financings in the future on favorable terms or at all. Our ability to obtain financings will depend in part upon prevailing conditions in credit and capital markets, which are beyond our control. In 2008 and 2009, global markets suffered turmoil, which significantly constrained the availability of new financings. In addition, our ability to obtain new financing, or refinance existing debt, may at certain times be adversely affected by the cyclicality of our business, particularly our E&C segment, as has occurred in the past. Furthermore, in response to the ensuing global economic recession in 2009, many countries, in particular the United States as well as the countries where we operate, have maintained target interest rates at very low levels. However, more recently, the U.S. Federal Reserve began to increase target interest rates in the United States. Most emerging markets have been affected by this change in the U.S. monetary policy, resulting in a withdrawal of investments and increased volatility in the value of their currencies. If interest rates rise significantly in the United States, emerging market economies, including Peru, could find it more difficult and expensive to borrow capital and refinance existing debt. Higher interest rates globally or in Peru would in turn impact our costs of funding. If adequate funds are not available, or are not available on favorable terms, we may not be able to make future investments or take advantage of acquisitions or other opportunities.

We may not be able to recover on claims against clients for payment

If a client fails to pay our invoices on time or defaults in making its payments to us, we could incur significant losses. We occasionally bring claims against clients, principally the government, for delayed payments, additional costs that exceed the contract price or for amounts not included in the original contract price, including change orders. These types of claims can occur due to matters such as owner-caused delays or changes from the initial project scope, and, occasionally, they can be the subject of lengthy proceedings. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. Moreover, we have recently encountered difficulties collecting on claims, even following successful arbitration awards, particularly against the government. A failure to promptly recover on these types of claims and change orders could have a material adverse effect on our financial performance.

If we are unable to enter into consortia or other strategic alliances, our ability to compete for new business may be adversely affected

We may join with other companies to form joint operations or other strategic alliances to compete for a specific concession or contract, including with partners that contribute expertise in a specific field. Because a consortium or alliance can often offer stronger combined qualifications than a company on a stand-alone basis, these arrangements can be important to the success of a particular bid. If we are unable to enter into consortia or other strategic alliances, our ability to compete for new business may be adversely affected.

Our consortia and other strategic alliances may be affected by disputes with, or the unsatisfactory performance by, our partners

Consortia and other strategic alliances that we enter into as part of our business, including arrangements where operating control may be shared with unaffiliated third parties, may involve risks not otherwise present when we operate independently, including: sharing approval rights over major decisions; responsibility for our partners’ unpaid obligations or liabilities; and inconsistencies in our and our partners’ economic or business interests or goals. Any disputes between us and our partners may result in delays, litigation or operational impasses. We may also incur liabilities as a result of action taken by our partners. In addition, if we participate in consortia or other strategic alliances where we are not the controlling party, we may have limited control over operation decisions and actions and the success of the consortium or other strategic alliance will depend largely on the performance of our partners. These risks could adversely affect our ability to transact the business that is the subject of such consortium or other strategic alliance, and could result in the termination of the applicable concession or contract. Under these circumstances, we may be required to make additional investments and provide additional services to ensure adequate performance and delivery. These additional obligations could result in reduced profits or, in some cases, increased liabilities or significant losses for us. In addition, failure by a partner to comply with applicable laws or regulations could negatively impact our business and, in the case of government contracts, could result in fines, suspension or even debarment from participating in bidding processes. As a result, our business and financial performance could be adversely affected by disputes involving our consortia or other strategic alliances. We have recently been involved in ongoing disputes, including arbitration proceedings, with our minority partner in Adexus. These disputes could result in disruptions in Adexus’ operations.

We are dependent upon third parties to complete many of our contractual obligations

We rely on third-party suppliers to provide a significant amount of the materials and equipment used in our businesses. A portion of the work performed under our infrastructure concessions and, to a lesser extent, other contracts is performed by third-party subcontractors. As a result, the timely completion and quality of our projects may depend on factors beyond our control, including the quality and timeliness of the delivery of materials supplied for use in the project and the technical skills of subcontractors hired for the project. If we are unable to find qualified suppliers or hire qualified subcontractors, our ability to meet our contractual obligations could be impaired. In addition, if the amount we are required to pay for supplies, equipment or subcontractors exceeds what we have estimated, we may suffer losses under our contract. If a supplier or a subcontractor fails to provide supplies, equipment or services as required under a negotiated arrangement for any reason, or provides supplies, equipment or services that are not of an acceptable quality, we may be required to source those supplies, equipment or services on a delayed basis or at a higher price than anticipated, which could impact our financial performance. In addition, faulty materials or equipment could result in claims against us for failure to meet contractual specifications, and failure by suppliers or subcontractors to comply with applicable laws and regulations could negatively impact our reputation and our business and, in the case of government contracts, could result in fines, suspension or even debarment from participating in bidding processes. These risks may be intensified during economic downturns if these suppliers or subcontractors experience financial difficulties. As a result, our business and financial performance may be adversely affected by our dependence on third-party providers.

Debarment from participating in government bidding processes would have a material adverse effect on our business and financial performance

We would face debarment from participating in government bidding processes for one to three years if we were found to have violated certain provisions of the Peruvian State Contracting Law (Ley de Contrataciones del Estado). We are required to comply with a large number of contractual obligations with the government in our business, and we cannot assure you that we will be in full compliance at all times. Moreover, such a debarment would affect the ability of our entire company (including any of our subsidiaries), and not just the line of business where the alleged violation took place, to participate in government bids under the Peruvian State Contracting Law. In April 2013, Perupetro initiated an administrative proceeding against a subsidiary in our E&C segment, claiming that the subsidiary had submitted a bid to provide engineering services while not being in compliance with certain technical requirements. We lost the administrative proceeding as well as the first and second instances of the judicial proceeding we had initiated to contest such administrative proceeding. We appealed the adverse judgment and are currently in annulment proceedings. Although we believe that the likelihood of an adverse outcome in this proceeding is remote, an adverse outcome would affect that particular subsidiary’s participation in government bidding processes under the Peruvian State Contracting Law. Subsequently, we canceled the road maintenance services contract because the regional government of Cusco did not pay any valuations (January, February and March of 2014) and did not give us access to the entire stretch of the related road. We have initiated an action against the regional government of Cusco for an amount of S/.97.4 million, and the government has filed a counterclaim for S/.403 million. All these proceedings remain pending as of the date of this annual report, and we cannot assure you that our position will prevail.

During 2016, 11% of our revenues on a consolidated basis was derived from public sector contracts in Peru (excluding public infrastructure concessions). As a result, if our company is debarred from participating in government bidding processes, our business and financial performance would be materially and adversely affected.

We may not be able to successfully expand outside of Peru

One of our long term strategies has been to continue to expand our operations outside of Peru, particularly in Chile and Colombia, and we expect that our international operations could become a more significant part of our consolidated business in future. We cannot assure you that we will be able to replicate our success in Peru in other countries. Our international expansion is subject to additional challenges, including: our ability to assimilate cultural differences and practices; our limited familiarity with local laws, regulators and contractors; our ability to attract and manage foreign personnel; the absence of a local workforce formed in our corporate values and familiar with our operations; competition in foreign markets, including from industry players with significantly greater local experience and reputation; and other risks specific to these countries. Many countries in Latin America have suffered significant economic, political and social crises in the past, and these events may occur again in the future. If we are unable to overcome these challenges, we may not be able to successfully expand internationally.

We may not be able to make successful acquisitions

Part of our long-term strategy has been to evaluate strategic acquisition opportunities to expand our operations and geographic footprint, especially in Chile and Colombia. We may not be able to identify appropriate acquisition opportunities, or, if we do, we may overpay for these acquisitions or may not otherwise be able to negotiate terms and conditions that are acceptable to us. We may also face difficulties obtaining financing to pay for acquisitions. In addition, we may not be able to obtain regulatory approvals, including antitrust approvals, required to consummate acquisitions. Furthermore, even if we are able to successfully consummate an acquisition, we may encounter challenges in integrating the acquired business effectively and profitably into our operations. The integration of an acquisition involves a number of factors that may affect our operations, including diversion of management’s attention, difficulties in retaining personnel and entry into unfamiliar markets. Acquired businesses may not achieve the levels of productivity anticipated or otherwise perform as expected. Acquisitions may bring us into businesses we have not previously conducted and expose us to additional business risks that are different from those we have traditionally experienced, including new geographic, market, operating and financial risks. Moreover, acquisitions involve special risks, including the potential assumption of unanticipated liabilities and contingencies. Even if such liabilities are assumed by the sellers, we may have difficulties enforcing our rights, contractual or otherwise. We cannot assure you that future acquisitions will meet our strategic objectives.

Failure to comply with, or changes in, laws or regulations could have a material adverse effect on our business and financial performance

We operate in highly regulated industries. Our business and financial performance depends on our and our clients’ ability to comply on a timely and efficient basis with extensive national, regional and municipal laws and regulations relating to, among other matters, environmental, health and safety, building and zoning, labor, tax and other matters. The cost of complying with these laws and regulations can be substantial. In addition, compliance with these laws and regulations can cause scheduling delays. Although we believe we are in compliance with all applicable concessions, other similar contracts, laws and regulations in all material respects, we cannot assure you we have been or will be at all times in full compliance. Failure by us or our clients to comply with our concessions, similar contracts or these laws and regulations could result in a range of adverse consequences for our business, including subjecting us to significant fines, civil liabilities and criminal sanctions, requiring us to comply with costly restorative orders, the shutdown of operations and revocation of permits and termination of concessions or similar contracts. In addition, we cannot assure you that future changes to existing laws and regulations, or stricter interpretation or enforcement of existing laws and regulations, will not impair our ability to comply with such laws and regulations or increase our compliance costs.

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

We may not be able to effectively protect ourselves against financial market risks

Our operations are exposed to financial market risks, such as risks related to exchange rates, commodity prices and, to a lesser extent, interest rates. Fluctuations in currency, commodity prices or interest rates could adversely affect our financial performance. We cannot assure you that derivative financial instruments will protect us from the adverse effects of financial market risks. While hedging transactions are intended to reduce market risks, such transactions may expose us to other risks, such as counterparty risk. We may not be able to adequately protect ourselves against financial market risks and may not ultimately achieve an economic benefit from our hedging strategy.

The loss of a key client in some of our lines of business may affect our business and financial performance

In some of our lines of business, such as our Infrastructure and Technical Services segments, a substantial amount of the revenue we receive is concentrated among a limited number of clients, including the Peruvian government. If one or more of these major clients fail or delay in paying our fees, or if there is a significant reduction or cancellation of business by one or more of these major clients, our business and financial performance may be adversely affected. In particular we cannot assure you that Enel, which acquired Enersis (from whom we acquired our electricity networks services line of business in 2011), will not reduce its use of our services. If we are not able to capture new clients to replace the loss of business from existing key clients, our financial performance may be adversely affected.

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

The proceeds from our insurance policies may not be sufficient and we may not be insured against all risks

We maintain insurance coverage both as a corporate risk management strategy and in order to satisfy the requirements under certain regulations and contracts. We cannot assure you that proceeds from our insurance policies, however, will be sufficient to cover the damages resulting from any event covered by such policies. Certain risks are not covered under the terms of our insurance policies, such as interruption of operations. In such event, we may incur significant expenses to rebuild our facilities, repair or replace our equipment, or cover other damages. In addition, if any of our third-party insurers fail, abruptly cancel our coverage or otherwise cannot satisfy their insurance requirements to us, then our overall risk exposure and operational expenses could be increased. Moreover, we may not be able to renew our insurance policies on favorable terms, or at all. Although in the past we have been generally able to cover our insurance needs, we cannot assure you that we will be able to secure all necessary insurance in the future.

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

The government may declare the nullity of public bidding processes after we have been awarded a project or concession

Even if we win the public bidding for a project or concession, the government may subsequently declare the process void for political, budgetary or other reasons and may cancel or terminate the project or concession awarded to us. For example, in June 2014, we were determined the winner of a public bidding for a concession to operate the fare collection system of Lima’s integrated transportation system for a period of 16 years. However, in January 2015, the Municipality of Lima notified us that the board of directors of the Instituto Metropolitano Protransporte de Lima – Protransporte had declared the nullity of the public bidding process, based on a report issued by the Peruvian Ministry of Economy and Finance, which concluded that the Ministry should have pronounced itself with respect to the concession prior to the bidding process instead of afterwards. We initiated a judicial proceeding in July 2015 to challenge such declaration of nullity, which proceedings are currently under way. If upheld by the courts, the declaration of nullity of projects or concessions awarded to us could affect our future results of operations. Moreover, the uncertainty that results from these type of decisions may adversely impact investor confidence in Peru and our business.

Additional Risks Related to our Engineering and Construction Business

We are vulnerable to the cyclical nature of the end-markets we serve

Demand for our engineering and construction services is dependent on conditions in the end-markets we serve, which include, among others, the mining, power, oil and gas, transportation, real estate and other infrastructure sectors in Peru, as well as the mining sector in Chile and the energy sector in Colombia. Consequently, our engineering and construction business is closely linked to the performance and growth of these sectors, and it is exposed to many of the risks faced by our clients operating in these sectors, over which we have no control. These industries tend to be cyclical in nature and, as a result, although downturns can impact our entire company, our engineering and construction business has historically been subject to periods of very high and low demand. For example, between 2000 and 2003, there was a significant decline in activity in the Peruvian real estate and construction sectors, which consequently affected our and our competitors’ business and financial performance during that time. Factors that can affect these sectors include, among others, macroeconomic conditions, climate conditions, the level of private and public investment, the availability of credit, changes in laws and regulations and political and social stability. The mining and oil and gas sectors, in particular, are also driven by worldwide demand for the underlying commodities, including, among others, silver, gold, copper, oil and gas, which can be affected by such other factors as global economic conditions and geopolitical affairs. The decline in recent years in prices for minerals, oil and gas has had a significant impact on our clients’ exploration and production activities and, as a result, on their demand for our engineering and construction services. Accordingly, continuing adverse developments in the end-markets served by our engineering and construction business could have a material adverse effect on our financial performance.

Decreases in capital investments by our clients may adversely affect the demand for our services

Our engineering and construction business is directly affected by changes in private-sector and, to a lesser extent, public-sector investments for large-scale infrastructure projects. In addition, our engineering and construction business is directly affected by the availability and cost of financings for these projects. In the markets where we operate, investments and financings for large-scale projects have historically been influenced by macroeconomic and other factors which are beyond our control, including in the case of public-sector investment, government spending levels. As a result, we cannot assure you that clients will not choose to limit or not undertake new projects or delay, suspend or cancel existing projects. Further reductions in anticipated capital investments or available financing for large-scale projects could have a material adverse effect on our financial performance. Public and private investment in Peru, Colombia and Chile slowed significantly during 2016 and 2017 as a result of market conditions and, in the case of Peru, as a result of corruption investigations and political uncertainty.

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

Our business may be adversely affected if we incorrectly estimate the costs of our projects

We conduct our engineering and construction business under various types of contractual arrangements where costs are estimated in advance. In some of our contracts (i.e., lump-sum, unit price and EPC), we bear the risk of some or all unanticipated cost overruns, including due to inflation or certain unforeseen events. Risks under contracts which could result in cost overruns include: difficulties in performance of our subcontractors, suppliers, or other third parties; changes in laws and regulations or difficulties in obtaining permits or other approvals; unanticipated technical problems; unforeseen increases in the cost of inputs, components, equipment, labor, or the inability to obtain these on a timely basis; delays caused by weather conditions; incorrect assumptions related to productivity or scheduling estimates; and project modifications that create unanticipated costs or delays. These risks tend to be exacerbated for longer term contracts since there is increased risk that the circumstances under which we based our original bid could change. In many of our contracts, we may not be able to obtain compensation for additional work performed or expenses incurred. Our failure to estimate accurately the resources and time required to complete a project could adversely affect our profitability. Even under our cost-plus contracts, our inability to complete projects within the estimated budget could affect our relationship with our clients and negatively impact awards of future contracts. As a result, if we incorrectly estimate the costs of our projects, our business and financial performance could be adversely affected.

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

Additional Risks Related to our Infrastructure Business

A substantial or extended decline in oil prices may adversely affect our financial performance

A substantial part of the revenues of our infrastructure business depends upon prevailing prices for oil. Historically, oil prices and markets have been volatile and are likely to continue to be volatile in the future. Moreover, global oil prices have declined significantly in recent years, with the average Brent crude prices declining from US$111.65 in 2012, US$108.64 in 2013 and US$99.02 in 2014 to US$52.46 per barrel in 2015 and US$43.55 per barrel in 2016. During 2017, the average Brent crude price was US$52.84 per barrel. Oil is a commodity and its price is subject to wide fluctuations in response to relatively minor changes in supply and demand for oil, market uncertainty, and a variety of additional factors beyond our control. Those factors include, among others: global demand and supply; political developments in producing regions; weather conditions; governmental regulations; international conflicts and acts of terrorism; the price and availability of alternative sources of energy; and overall local and global economic conditions. Moreover, lower oil prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil we can produce economically, if any, and, as such, may have a negative impact on the reserves of the fields in which we operate. As result, our financial performance could be materially and adversely affected by declines in oil prices.

Our reserves estimates depend on many assumptions that may turn out to be inaccurate and are not subject to review by independent reserve auditors

The process of estimating oil and gas reserves is complex, although the fields where we produce oil and gas are mature (Block I has been in production for over 100 years, Block III for approximately 100 years, Block IV for approximately 95 years and Block V for over 50 years). In order to prepare our reserves estimates presented in this annual report, we must project production rates and timing of development expenditures as well as analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters, such as oil prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. Therefore, estimates of reserves are inherently imprecise. Moreover, our reserve estimates included in this annual report have been prepared internally by our team of engineers, and have not been audited or reviewed by independent engineers. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable reserves will most likely vary from the estimates presented in this annual report, and those variances may be material. Any significant variance could materially affect the estimated reserves of the fields in which we operate.

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

Governmental entities may terminate prematurely our concessions and similar contracts under various circumstances, some of which are beyond our control

Our ability to continue operating our concessions and similar public-sector contracts depends on governmental authorities, which may terminate the concession or contract pursuant to the provisions set forth therein or in accordance with applicable legislation, including the failure to comply with any contractual terms (including the concessionaire’s default on debt) or applicable law. Moreover, the relevant governmental authority may terminate and/or repossess a concession at any time, if, in accordance with applicable law, the governmental authority determines that it is in the public interest to do so. The relevant governmental authority may also assume the operation of a concession in certain emergency situations, such as war, public disturbance or threat to national security. In addition, in the case of force majeure, the relevant governmental authority may require us to implement certain changes to our operations. If the government terminates any of our concessions, under Peruvian law, it is generally required to compensate us for the amount of our unrecovered investment, unless the concession is revoked pursuant to applicable law or the terms of the concession which would imply a serious breach of the concession’s terms by us. Such compensation process is likely to be time consuming and the amount paid to us may not fully compensate us. We cannot assure you that we would receive such compensation on a timely basis or in an amount equivalent to the value of our investment in a concession plus lost profits.

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

We may not be successful in obtaining new concessions

The market for infrastructure concessions in Peru is competitive. We compete with Peruvian and foreign companies for infrastructure concessions in Peru, some of whom may have greater financial and other resources or particular expertise pertinent to a specific concession. Additionally, our public-sector clients may face budget deficits that may prohibit the development of infrastructure concessions, which could affect our business. We may also not be able to obtain additional concessions if the government decides not to award new concessions, due to budget constraints or policy changes or because alternative financing mechanisms are used. Recently, the awarding of concessions and the use of public-private associations in Peru have stalled, due in part to concerns related to the corruption scandal surrounding Odebrecht and its potential effect on government officials in the country. Our inability to bid for or obtain new concessions may adversely affect our business and financial performance.

Our contract with Petroperú S.A. (“Petroperú”) for fuel storage at the South terminal is currently scheduled to expire in August 2018. Moreover, we cannot assure you whether or when we will undertake any of the projects that have been awarded to us but for which contract negotiations are ongoing or stalled, in particular the concessions for Via Expresa Sur and Via Expresa Javier Prado.

Additional Risks Related to our Real Estate Business

We are exposed to risks associated with the development of real estate

Our real estate business is subject to the risks that generally affect the real estate industry, such as availability and prices of suitable land, environmental and zoning regulations, interruptions in supply and volatility of the prices of construction materials and equipment, and changes in the demand for real estate. Our real estate business is specifically affected by the following risks: macroeconomic conditions in Peru that may impact the growth of the real estate sector as a whole, particularly in the residential market, including an increase in unemployment or a decrease in wage levels; an increase in prevailing interest rates or lack of available credit; changes in government subsidies for affordable housing; unfavorable real estate market conditions, such as an oversupply of residential units or scarcity of suitable land in particular areas; the level of customer interest in our new projects or the sales price per unit necessary to sell the unit may be lower than expected; customer perception of the security, convenience and attractiveness of our projects and the areas in which they are located; cost overruns, many of which may be beyond our control, that exceed our estimates and affect our profit margins, including the price of labor, land, insurance, taxes and public charges; the construction and sale of units may not be completed on schedule; bankruptcy or significant financial difficulties of large industry players, which cause a loss of confidence in the industry; and restrictions on real estate development imposed by local, regional and national laws and regulations.    Recently, real estate sales have slowed due to modifications by the government to a program (Bono de Buen Pagador) that encourages social interest housing sales as well as less access to credit. The occurrence of any of the above events may have a material adverse effect on our business and financial performance.

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

Our business may be adversely affected if we are not able to obtain the necessary licenses and/or authorizations for our developments in due time

Real estate development requires obtaining certain licenses, authorizations and registrations. In Peru, local authorities are responsible for issuing most of the licenses that are required during the development stage, including zoning, demolition and construction licenses, among others. Currently, we have approximately 22 real estate projects in various stages of development. For some of these projects, we have not yet initiated the administrative proceedings before the appropriate authorities, or such proceedings are pending approval. A denial or an extended delay in issuing licenses, authorizations or registrations may render land unsuitable for development, delay the completion of planned projects, increase our costs and adversely affect our business and financial performance. Scarcity of financing and/or an increase in interest rates could decrease the demand for real estate properties.

The scarcity of financing and/or an increase in interest rates may adversely affect the ability or willingness of prospective buyers to purchase our real estate properties. In most cases, the purchasers of our residential or commercial properties finance at least part of the purchase price with mortgage loans. In 2016, approximately 95% of our residential units was sold to purchasers who received government subsidies to finance the purchase homes. An increase in interest rates, whether as a result of market conditions or government action or otherwise, may cause a decrease in the demand for our residential and commercial properties and for land development, as well as an increase of our own financing costs, which may adversely affect our business and financial performance.

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

Determinations by INDECOPI may adversely affect our ability to enforce binding contracts

In resolving consumer protection complaints in the real estate and insurance sectors, INDECOPI has made determinations against real estate developers resulting in the modification of contractual provisions applicable to purchasers, including one determination against Viva GyM, which we are currently challenging in court. Moreover, some purchasers of our real estate properties have recently filed complaints against us before INDECOPI and/or made public claims through the media seeking to obtain compensation for alleged deficiencies in housing construction as well as the modification of the terms of their contracts, which may have a negative impact on our real estate business. An increase in consumer complaints and consumer protective measures, particularly those resulting in the modification of contractual terms, may affect our ability to enforce our contracts under their original terms if we are not able to counter such claims, which in turn may have a negative impact on our real estate business.

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

In addition, the success of our technical services business is dependent on our ability to retain our clients. In our electricity networks services line of business in particular, Enel, which acquired Enersis (from whom we acquired control of the business in 2011) remains a key client; however, we cannot assure you that they will continue to use our services in the future. Also, in our IT services business in particular, we may lose clients due to their conversion to in-house service providers. We are also vulnerable to reduced volumes from our clients due to business downturns or for other reasons, which can reduce the scope and price of services we provide. A contract termination by a major client could cause us to experience a higher than expected number of unassigned employees, which would affect our profitability until we are able to reduce or reallocate our personnel. We may not be able to replace any client that elects to terminate or not renew its contract with us, and the termination or non-renewal of a significant number of our agreements, or of our most important contracts, may adversely affect our business and financial performance. In addition, non-compliance on a contract with a public-sector client may lead to debarment from participating in government bidding processes and, consequently, inability to contract with other public-sector clients, not just for the line of business where the alleged violation took place, but also for all of our other businesses.

We may not be successful in obtaining new government contracts

We compete to provide services to the Peruvian government, and some of our competitors may have greater financial and other resources or particular expertise pertinent to a specific contract. In addition, we may not be able to obtain additional government contracts for the provision of IT and electrical networks services, due to budget constraints, policy changes or otherwise. Our inability to obtain new government contracts may adversely affect our business and financial performance.

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

Risks Relating to Peru

Economic, social and political developments in Peru could adversely affect our business and financial performance

The substantial majority of our operations are conducted in Peru and depend on economic and political developments in the country. As a result, our business may be materially and adversely affected by economic downturns, currency depreciation, inflation, interest rate fluctuation, government policies, regulation, taxation, social instability, political unrest, terrorism and other developments in or affecting the country, over which we have no control. In the past, Peru has experienced periods of severe economic recession, large currency devaluation and high inflation. We cannot assure you that Peru will not experience similar adverse economic developments in the future. In addition, Peru has experienced periods of political instability that has included a succession of regimes with differing economic policies and programs. Previous governments have imposed controls on prices, exchange rates, local and foreign investments and international trade, restricted the ability of companies to dismiss employees, expropriated private-sector assets and prohibited the remittance of profits to foreign investors. We cannot assure you that the Peruvian government will continue to pursue open-market policies that stimulate economic growth and social stability.

Moreover, investigations against former or current government officials relating to bribery payments made by Odebrecht have, and may continue to, result in political uncertainty in Peru. On March 22, 2018, President Pedro Pablo Kuczynski presented his resignation, due to allegations of corruption for vote-buying in connection with the impeachment proceeding against him. On March 23, 2018, the Congress accepted his resignation and his first vice president, Martín Vizcarra, was sworn in as acting president. We cannot assure you whether President Vizcarra will remain in office for the remainder of the presidential term, which ends in July 2021. If President Vizcarra and the current second vice president both resign, the president of the Congress would become acting president and the Congress would call for new elections. The political instability caused by these events could affect macroeconomic conditions in the country, including currency volatility, as well as have a negative effect on our business.

A separate criminal investigation and extradition order has been initiated against former President Alejandro Toledo. An investigation has also been initiated against former President Ollanta Humala, who is currently being held by Peruvian authorities in preventive detention pending investigation.

Fluctuations in the value of the sol could adversely affect financial performance

Fluctuations in the value of the sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, fluctuations in the value of the sol to the U.S. dollar can materially adversely affect our results of operations. In 2016, 46% and 33% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 55% and 22% of our costs of sales were denominated in soles and U.S. dollars, respectively. In the past, the exchange rate between the sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

In addition, although Peruvian law currently imposes no restrictions on the ability to convert soles to foreign currency and transfer foreign currency outside of the country, in the 1980s and early 1990s, Peru imposed exchange controls, including controls affecting the remittance of dividends to foreign investors. We cannot assure you that exchange controls in Peru will not be implemented in the future. The imposition of exchange controls could have an adverse effect on the economy and on your ability to receive dividends from us as a holder of ADSs.

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

As a result of reforms initiated in the 1990s, Peruvian inflation decreased significantly from four-digit inflation during the 1980s. The Peruvian economy experienced annual inflation of 2.6% in 2012, 2.9% in 2013, 3.2% in 2014, 4.4% in 2015, 3.2% in 2016 and 1.4% in 2017, as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú).

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

A resurgence of terrorism in Peru could adversely affect the Peruvian economy and, as a result, our business and results of operations

In the past, Peru experienced severe terrorist activity that reached its peak of violence against the government and private sector in the late 1980s and early 1990s. In the mid-1990s, terrorist groups suffered significant defeats, including the arrest of leaders, resulting in considerable limitations in their activities. Despite the suppression of terrorist activity, we cannot assure you that a resurgence of terrorism in Peru will not occur, or if there is such a resurgence, it will not disrupt the economy of Peru and our business.

The Peruvian economy could be affected by adverse economic developments in regional or global markets

Financial and securities markets in Peru are influenced, to varying degrees, by economic and market conditions in regional or global markets. Although economic conditions vary from country to country, investors’ perceptions of events occurring in one country may adversely affect cash flows and securities from issuers in other countries, including Peru. For example, the Peruvian economy was adversely affected by the political and economic events that occurred in several emerging economies in the 1990s, including in Mexico in 1994, the Asian crisis in 1997, the economic crisis in Russia in 1998, the Brazilian currency devaluation in 1999 and the

Argentine crisis in 2001, which affected the market value of securities issued by companies from markets throughout Latin America. In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy. The 2008-2009 global economic recession, principally driven by the subprime mortgage market in the United States, substantially affected the international financial system, including Peru’s securities market and economy. More recently, global economic conditions, including slower growth in China, low global commodity prices, in particular oil and gas prices, and the appreciation of the U.S. dollar against foreign currencies have generated economic uncertainty which may reduce the confidence of foreign investors, causing volatility in the securities markets and affecting the ability of companies to obtain financing globally. The United Kingdom voted to exit the European Union on June 23, 2016. As of the date hereof, the actions to be taken by the United Kingdom to effectively exit the European Union and the duration of this process are uncertain. The results of the referendum in the United Kingdom have caused, and are expected to continue to cause, volatility in financial markets, which in turn could have substantial adverse effects on our business, financial condition and results of operations. On November 8, 2016, Mr. Donald J. Trump was elected president of the United States. President Trump has espoused an inclination to consider greater restrictions on free trade and limitations on immigration. Changes in social, political, regulatory and economic conditions in the United States or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Peruvian economy, which in turn could have a negative impact on our operations. The worsening of current global conditions or a new economic or financial crisis could affect Peru’s economy, and, consequently, materially adversely affect our business and financial performance.

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

Risks Relating to our ADSs

We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs

Based on the assessment of our internal control over financial reporting as of December 31, 2016, management has concluded that, as of such date, our internal control over financial reporting was not effective at the reasonable assurance level due to control deficiencies that constituted material weaknesses. These material weaknesses consisted of:

•	Control Environment. An inconsistent and ineffective tone at the top was present under the then-existing senior management that was not effective to ensure adherence to IFRS and our accounting policies and procedures. The control environment was not always sufficient to ensure adequate monitoring mechanisms were in place to secure that internal controls over financial reporting operated effectively. Personnel also lacked sufficient knowledge, experience and training in these areas.

•	Risk Assessment. We identified deficiencies in the controls to address the risks of material misstatements, which contributed to deficiencies in controls with respect to: (i) certain business processes, such as our period-end financial reporting process; (ii) the review, approval and documentation related to journal entries; (iii) the segregation of duties; (iv) timely accounting for a signed contract relating to the construction consortium (Consorcio Constructor Ductos del Sur); (v) accounting for revenue and accounts receivable; (vi) inventory; and (vii) the review and approval of the valuation of acquired assets and liabilities as part of a step acquisition.

•	Information and Communication. We identified deficiencies in the controls over information and communication.

•	Monitoring and Evidential Matter. We identified deficiencies in the monitoring controls related to the design and operational effectiveness of our internal controls.

These material weaknesses resulted in adjustments to the accounting for revenue and accounts receivable and a significant number of adjustments and reclassifications in other accounts receivable owed to dismissed personnel, prepaid expenses, acquired assets and liabilities as part of a step acquisition, the classification calculation of the exchange gains/losses related to loans with related entities, and intercompany transactions. Additionally, these material weaknesses could result in other misstatements in our financial results and disclosures, which could result in a material misstatement to our annual or interim consolidated financial statements not being prevented or detected. Because of these material weaknesses, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2016, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

For more information, see “Item 15. Controls and Procedures.” A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement in financial statements will not be prevented or detected in a timely basis.

We are in the process of implementing measures to address these material weaknesses. We may not be able to remediate these identified material weaknesses. Moreover, we may in the future discover other areas of our internal controls that have material weaknesses or that need improvement, particularly with respect to businesses that we acquire.

Any failure to maintain an effective internal control over financial reporting, or implement required new or improved controls, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.

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

No shareholder or group of shareholders holds a majority of our common shares

Our former chairman beneficially owns 17.81% of our outstanding share capital. No shareholder or group of shareholders currently owns a majority of our common shares. In addition, there is no shareholders’ agreement among any of our significant shareholders. Accordingly, no shareholder or group of shareholders may on its own determine the outcome of substantially all matters submitted for a vote to our shareholders. In addition, a new investor or group of investors may in the future seek to acquire a significant stake in, or control of, our company, subject to compliance with Peruvian tender offer requirements which require that a tender offer be made to all shareholders upon, among other matters, acquisition of 25%, 50% and 60% of our voting rights. If a new investor or group of investors acquires a significant stake in, or control of, our company, we cannot assure you that such investor or group of investors will not seek to change how our business is managed.

Holders of ADSs may be unable to exercise voting rights with respect to our common shares underlying the ADSs at our shareholders’ meetings

As a holder of ADSs representing common shares being held by the depositary in your name, you may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. Holders of our common shares will receive notice of shareholders’ meetings through publication of a notice 25 days in advance, in accordance with Peruvian law, in the official gazette in Peru, a Peruvian newspaper of general circulation and the website of the Peruvian Securities Commission, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders will not receive notice directly from us. Instead, pursuant to the deposit agreement, we will notify the depositary, who will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given. To exercise their voting rights, ADS holders must instruct the depositary how to exercise the voting rights for the common shares which underlie their ADSs. Due to these additional procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of our common shares.

Holders of ADSs also may not receive voting materials in time to instruct the depositary to vote the common shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADS or for the manner of carrying out such instructions, unless such failure can be attributed to gross negligence, bad faith or willful misconduct on the part of the depositary or its agents. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying common shares are not voted as requested.

Our shareholders’ ability to receive cash dividends may be limited

Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in soles into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

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

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement without the prior consent of the ADS holders

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement without the prior consent of the ADS holders. Any change related to an increase in deposits or charges for book-entry securities services or any modification that might hinder the rights of the ADS holders will be effective within 30 days after the ADS holders have received notice of such change or modification and such holders will have no right to any compensation whatsoever.

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

Minority shareholders in Peru are not afforded equivalent protections as minority shareholders in other jurisdictions and investors may face difficulties in commencing judicial and arbitration proceedings against our company or the controlling shareholder

Our company is organized and existing under the laws of Peru. Accordingly, investors may face difficulties in serving process on our company, officers and directors or significant shareholders in the United States of certain other jurisdictions, and in enforcing decisions granted by courts located in other jurisdictions against our company, our officers and directors or significant shareholders that are based on securities laws of jurisdictions other than Peru.

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

Judgments of Peruvian courts with respect to our common shares will be payable only in soles

If proceedings are brought in the courts of Peru seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than soles. Under Peruvian exchange control limitations, an obligation in Peru to pay amounts denominated in a currency other than soles may be satisfied in Peruvian currency only at the exchange rate, as determined by the Peruvian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Peruvian investors with full compensation for any claim arising out of or related to our obligations under the ADSs.

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

A. History and Development of the Company

Graña y Montero has been operating in Peru since 1933 and it is listed on the Lima Stock Exchange since 1997 and the New York Stock Exchange since 2013. Set forth below are key highlights in our company’s history:

•	Graña y Montero traces its origins to its predecessor company GRAMONVEL, founded 84 years ago by, and named after, engineers Alejandro Graña Garland, Carlos Montero Bernales and Carlos Graña Elizalde. We began primarily as a construction company.

•	We expanded our operations internationally in 1943 with our contract to build a Nestle factory in Venezuela.

•	In 1948, we began one of our largest projects since our founding—the construction of the city of Talara for the International Petroleum Company, which was completed in 1957.

•	In 1949, GRAMONVEL merged with Morris y Montero to form Graña y Montero Contratistas Generales S.A. (now GyM S.A., our construction subsidiary), expanding its service offerings and increasing its capacity to undertake large-scale infrastructure projects.

•	In 1983, we began a diversification strategy by developing complementary lines of business. In 1984, we founded GMP, our oil and gas subsidiary. In 1985, we partnered with Sonda S.A. (a Chilean IT services company) to form GMD, our IT services subsidiary. Beginning in 1987, we founded our real estate development business, currently Viva GyM.

•	In 1996, we reorganized our subsidiaries and founded Graña y Montero, which became the principal shareholder of all our subsidiaries. In 1997, we listed our company on the Lima Stock Exchange.

•	In 1998, the company built Larcomar, a landmark shopping center in Lima that has become a popular tourist destination, which we sold in 2010.

•	In 2003, 2006 and 2007, we were awarded the concessions for the construction, operation and maintenance of the Norvial, Canchaque and Survial toll roads, respectively.

•	In 2007, we also developed the first large-scale affordable housing project in Lima, consisting of 3,400 apartment units and located in the district of El Agustino.

•	In 2011, Graña y Montero acquired 75.0% of CAM, a leading company in the electricity sector based in Chile and formerly part of the Latin American power generation and distribution company Enersis.

•	In 2012, we began operating the Lima Metro.

•	In July 2013, we listed our company on the New York Stock Exchange.

•

In 2012 and 2013, Graña y Montero acquired 74.0% and 6.4%, respectively, of Ingeniería y Construcción Vial y Vives S.A. (“Vial y Vives”), an engineering and construction company specializing in the Chilean mining sector. In August 2013, we acquired 86.0% of DSD Construcciones y Montajes S.A. (“DSD Construcciones y Montajes”), a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sectors in Chile and Latin America. In July 2014, our subsidiary Vial y Vives merged with DSD Construcciones y Montajes to form Vial y Vives—DSD S.A. (“Vial y Vives—DSD”), through our subsidiary GyM Chile SpA, we hold an 86.2% interest in Vial y Vives—DSD. As of the date of this annual report, we hold a 94.5% interest in Vial y Vives—DSD.

•	In March 2014, we acquired control of Coasin Instalaciones Ltda. (“Coasin”) for an amount of US$2.1 million (S/.7.1 million).

•	In September 2014, our subsidiary Norvial established its first bond program for a maximum amount of S/.380 million or its equivalent in U.S. dollars. Norvial undertook its first and second issuances under this program for amounts of S/.80 million and S/.285 million, respectively, in July 2015.

•	In December 2014, our subsidiary GyM S.A. acquired 70% of the share capital of Morelco S.A.S. (“Morelco”), a Colombian engineering and construction company specialized in the oil and gas and other energy sectors.

•	In April 2015, GMP started operations of its hydrocarbon extraction services in Blocks III and IV for Perupetro, in the provinces of Talara and Paita in northern Peru.

•	In August 2015, we acquired 44% of Adexus S.A., an information technology firm in Chile, for an approximate value of US$13.8 million (S/.44.1 million). In January 2016, we acquired an additional 8% stake in Adexus for US$2.5 million (S/.8.4 million) and, in August 2016, we increased our interest to 91%.

•	In July 2016, our subsidiary GyM Ferrovías S.A., subscribed the Addendum N° 4 to the Line one concession contract of the Basic Metro Network of Lima—Mass Electrical Transport System for Lima and Callao, in order to purchase a total of 20 trains and 39 railcars. The total amount of the investment is approximately US$505 million (S/.1,696.8 million).

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

B. Business Overview

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2016, and one of the largest publicly-traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2016, with strong complementary businesses in infrastructure, real estate and technical services.

With more than 80 years of operations, we have a long track record of successfully completing the engineering and construction of many of Peru’s landmark private- and public-sector infrastructure projects, such as the Lima International Airport and the Peru LNG gas liquefaction plant, and we believe we have earned a reputation for operational excellence in our markets. We have developed a highly-experienced management team, a talented pool of more than 2,900 engineers and a skilled work force that share our core corporate values of quality, professionalism, reliability and efficiency. As a company listed on the Lima Stock Exchange since 1997 and the New York Stock Exchange since 2013, we also abide by the highest corporate governance standards in Peru.

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

As a result of our performance in Peru, we have been requested by clients to undertake the engineering and construction of large and complex projects outside our home market, such as the Pueblo Viejo gold mine for Barrick Gold in the Dominican Republic. Through the successful execution of those projects, we have developed operational experience in other Latin American countries. We have further expanded our activities in other key markets of the region through the acquisition of businesses with solid positions in those markets. In February 2011, we acquired a controlling interest in Compañía Americana de Multiservicios (CAM), which is headquartered in Chile and provides technical services to power utility companies in Chile, Peru and Colombia. In October 2012, we acquired a controlling interest in Vial y Vives, an engineering and construction company specializing in the Chilean mining sector, and in August 2013, we acquired a controlling interest in DSD Construcciones y Montajes, a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sectors in Chile and Latin America. In December 2014, we acquired a controlling interest in Morelco, an engineering and construction company specialized in the Colombian oil and gas and other energy sectors.

The tables below show our backlog, revenues and EBITDA from 2012 to 2016.

Backlog (in millions of US$)	Revenues (in millions of S/.)	EBITDA (in millions of S/.)

During 2016, we generated revenues of S/.6,469.6 million (US$1,925.5 million), EBITDA of S/.(64.4) million (US$(19.2) million), and net profit of S/.(451.6) million (US$(134.4) million) including net profit attributable to controlling interest of S/.(509.7) million (US$(151.7) million).

Our Strengths

We believe our company’s strengths provide us with significant competitive advantages. Our principal strengths include the following:

Leader in growing markets

We are the largest engineering and construction company in Peru as measured by revenues during 2016, and one of the largest publicly-traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2016. Peru is undergoing a period of development, with over 4.3% average annual real GDP growth between 2009 and 2017 and significant private and public investments in the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. We have completed some of the most complex and large-scale infrastructure projects in the country, and we believe we are an integral part of Peru’s ongoing transformation with projects that contribute to the overall economic development of the country. We believe our expertise, reputation, scale and operational capabilities in Peru position us to take advantage of the country’s favorable economic conditions and growth opportunities. We believe we are also a significant infrastructure concessionaire in Peru, a large apartment building developer in Peru, and a leading IT company in Peru.

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

Long-standing track record and reputation for operational excellence

During our more than 80-year history, we have focused on the successful and on-time execution of complex projects, through our “deliver before deadline” and “lean construction” initiatives. Our extensive experience has allowed us to gain deep market knowledge and expertise, which help us better serve our clients and manage risks in our contractual arrangements. We believe we have a reputation for operational excellence, and were named among the 10 most admired companies in Peru through a survey conducted by PwC in 2012, 2013, 2014, 2015 and 2016. In addition, Merco ranked us seventh out of 100 companies with the best reputations in Peru in 2012, 2013, 2014, 2015 and 2016. We believe that our track record and the reputation we have earned in our markets for operational excellence are key factors in winning new and repeat business, as well as in partnering with strategic industry players and attracting top talent to our company.

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

Significant backlog

Our backlog amounted to US$3,137.4 million as of December 31, 2016. We believe that our backlog, which as of December 31, 2016 represented approximately 1.6x of our related 2016 revenues, provides visibility as to our potential for growth in the coming years, although backlog may not always be an accurate indicator of future revenues. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.” Moreover, we believe our backlog is strategically targeted to our key end-markets such as mining, infrastructure, power, energy and real estate. Approximately, 75.8% of our backlog as of December 31, 2016 is comprised of contracts with the private sector. Furthermore, we continuously evaluate bidding on contracts arising from the significant ongoing private and public investments in Latin America.

Proven ability to create and grow businesses organically and through acquisitions

We have proven our ability to extend our engineering and construction capabilities into complementary lines of business in a diverse range of industries, some of which began as innovative start-ups in response to client needs. For example, in 1984, we created a new IT business division, which grew and evolved through the years to become the second largest IT company in Peru. Additionally, we also have successfully acquired and integrated new businesses. In February 2011, we acquired a controlling interest in CAM, our electricity services business headquartered in Santiago, Chile, and have integrated its operations and personnel into our company, while improving its operational performance. In October 2012, we acquired Vial y Vives, an engineering and construction company specializing in the Chilean mining sector which complements our leading E&C practice in the mining sector. In August 2013, we acquired a controlling interest in DSD Construcciones y Montajes, a Chilean engineering and construction company whose main focus is electromechanical works and assemblies in construction projects related to oil refineries, pulp and paper, power plants and mining plants. More recently, in December 2014 we acquired a controlling interest in Morelco, an engineering and construction company specialized in the Colombian oil and gas and other energy sectors. We believe that our proven ability to create new businesses, develop businesses organically and acquire and successfully integrate new businesses into our platform is a key competitive advantage to expand our operations in Latin America.

Highly experienced management, talented engineers and skilled workforce, with shared core corporate values

We motivate our management through performance-based compensation, which align their interests with those of our shareholders. In addition, through our efforts to attract, train and retain our workforce, we have built a talented team of employees, including more than 2,900 engineers. We also have access to a network of approximately 156,000 manual laborers throughout Peru that can supplement our workforce when required by our construction pipeline. Thanks to our extensive and talented team, we have the capability and scale to undertake large and complex projects in Peru and elsewhere.

We have developed a strong corporate culture based on principles of high-quality, professionalism, reliability and efficiency. We safeguard the health and safety of our collaborators and of all the persons participating in our operations and services. To that end, we provide safe work conditions, we manage risks in a timely manner and we promote a culture of prevention, starting from the leadership and commitment of our senior management. In 2016, we had an accident incidence rate of 0.4, calculated over 86,303.933 hours worked.

Our Strategies

In response to the impact of our association with Odebrecht in certain projects in Peru and the termination of the GSP pipeline concession, we are implementing a strategic action plan, as described in “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

Our vision is to be “the most reliable engineering services company in Latin America.” Our key long-term strategies to achieve this vision include the following:

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

Maintain highly capitalized balance sheet

We seek to maintain a prudent and sustainable capital structure and a strong financial position to allow us to capitalize on additional business opportunities as they arise. With the renegotiation and eventual repayment of debt related to GSP, we intend to regain our financially disciplined approach by significantly limiting our debt incurrence to identified projects with repayment sources.

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

Engineering and Construction

Our E&C segment has a more than 80-year track record and is the largest player in Peru as measured by revenues during 2016, according to our estimates based on Peru: The Top 10,000 Companies 2016 undertaking a broad range of activities relating to: engineering; civil construction; electromechanic construction; building construction; and contract mining. We provide E&C services for a diverse range of end-markets, focusing on the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. The following chart sets forth our 2016 revenues by end-market.

2016 E&C Revenues by End-Market

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

Although we primarily undertake engineering and construction projects in Peru, our clients often ask us to undertake the engineering and construction of large and complex projects in other countries, such as Mexico, the Dominican Republic, Bolivia, Panama and Chile. As a result, we have developed extensive experience executing projects throughout Latin America. To further capitalize on our capabilities and expertise, we have decided to expand our activities into other key markets, such as Chile and Colombia, which have been benefitting from high levels of investment and are aligned with our areas of strategic focus. In 2016, approximately US$254 million (S/.853.4 million) of our E&C revenues were derived from international projects outside of Peru.

The acquisition of Vial y Vives – DSD has solidified our presence in Chile. While we have been undertaking projects in Chile since 1995, such as the construction of the transmission line and crusher of the Caserones mine for SCM Minera Lumina Copiapo, we believe we will benefit from the established and long-lasting presence in the country of both Vial y Vives and DSD Construcciones y Montajes. Moreover, through the acquisition in December 2014 of Morelco, an engineering and construction company focused on the oil and gas and other energy sectors, we established our presence in the Colombian market.

Given the prevalence of mining operations in our principal markets—Peru has projected investment flows of approximately US$41 billion between 2016 and 2021 and Chile as projected investment flows of approximately US$49 billion between 2016 and 2025, according to the Lima Chamber of Commerce and Cochilco, respectively—we have significant expertise with respect to specialized engineering and construction services for the mining sector. As a result, we believe we are one of the leading mining construction companies in Latin America and we leverage this expertise both within our principal markets as well as to selectively undertake complex projects across the region.

The table below sets forth selected financial information for our E&C business segment.

	As of and for the year ended December 31,
	2014	2015 Restated(1)	2016(2)	2016(2)
	(in millions of S/., except as indicated)			(in millions of US$)(3)
Revenues	5,035.7	5,829.4	4,159.5	1,238.0
Net profit	193.6	(121.8)	(93.4)	(27.8)
Net profit (loss) attributable to controlling interest	164.1	(131.2)	(87.7)	(26.1)

	As of and for the year ended December 31,
	2014	2015 Restated(1)	2016(2)	2016(2)
	(in millions of S/., except as indicated)			(in millions of US$)(3)
EBITDA	459.5	220.1	106.1	31.6
EBITDA margin	9.1%	3.8%	2.6%	2.6%
Backlog (in millions of US$)(4) (5)	2,835.3	3,129.4	1,977.9	1,977.9
Backlog/revenues ratio(4) (5)	1.7x	1.8x	1.6x	1.6x

(1)	Includes results from our Morelco acquisition beginning in January 2015.
(2)	For the effects on our results of operations and backlog for 2016 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”
(3)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.
(4)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.
(5)	In the third quarter of 2015 we added US$1,067 million in backlog from our participation in the engineering procurement and construction contract for the southern gas pipeline project of GSP. When the GSP gas pipeline concession was terminated on January 24, 2017, our E&C backlog as of December 31, 2016 decreased by US$855 million, representing 30.2% of our E&C backlog.

Principal Engineering and Construction Activities

The following chart sets forth our 2016 revenues by E&C activity.

2016 E&C Revenues by Activities

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

Major Projects

We have played an active role in the development of the infrastructure sector in Peru, as well as other countries in Latin America, including the construction of roads, hotels, hospitals, shopping centers, housing developments, concentrator plants, hydroelectric power plants, thermal power plants and transmission lines as well as water supply and sewage projects, irrigation projects and dam building, among others. Throughout our history, we have participated, on our own or through minority or majority interests in joint operations, in a diverse range of landmark projects, including the following:

•	in 1948, Talara city in northern Peru for the International Petroleum Company, consisting of 2,000 homes, schools, churches, a movie theater and airport;

•	in 1950, a 430 km stretch of the Panamericana Sur highway;

•	in 1952, the Rebagliati hospital, the largest public hospital in Peru;

•	in 1960, the Cañón del Pato hydroelectric power plant, the second largest hydroelectric plant in Peru in terms of installed capacity;

•	in 1961, the Jorge Chavez International Airport, Peru’s first international airport, located in Lima;

•	in 1969, the Cuajone mining project, the largest copper mine and smelter complex in the world at that time and, in 1997, the Ilo smelter and refinery for Southern Copper Corporation;

•	in 1974, the Sheraton Hotel in Lima, and, in 1995, the Sheraton Hotel in Santiago, Chile;

•	in 1988, the Chavimochic irrigation project, the most significant irrigation project in Peru;

•	in 1992, the Four Seasons Hotel in Mexico City, Mexico;

•	in 1995, the U.S. Embassy in Peru;

•	in 1998, the Mantaro-Socobaya 605 km transmission line, which connected the country’s electrical grids;

•	in 2000, the Marriot Hotel in Lima;

•	in 2002, began providing open pit mining services, which are ongoing, to Brocal;

•	in 2004, the Ralco hydroelectric power plant in Chile;

•	in 2004, the gas fractionation plant and, in 2008, its expansion for Consorcio Camisea, Camisea project, the largest energy project in Peru’s history;

•	in 2005, the San Cristobal concentrator plant in Bolivia;

•	in 2005, the Cerro Verde mine concentrator plant for Phelps Dodge; in 2008, the Cerro Corona concentrator plant for GoldFields;

•	in 2008, the Parque Agustino real estate development project, the first major affordable housing project in Peru, which consists of 3,400 units;

•	in 2009, the Westin Lima Hotel, currently the tallest building in Peru;

•	in 2010, the Melchorita liquefaction plant for Peru LNG, Camisea project;

•	in 2010, the Bayóvar plant for Vale;

•	in 2010, the Gran Teatro Nacional, the most modern theater in Peru;

•	in 2011, the Pueblo Viejo Mine concentrator plant for Barrick Gold Corp. in the Dominican Republic;

•	in 2011, the first stretch of Line One of the Lima Metro for the Peruvian Ministry of Transport and Communications;

•	in 2012, for project manager Bechtel, the Antapaccay copper concentrator developed by Xstrata Copper, the world’s fourth largest copper producer;

•	in 2013, expansion of the plant for Cementos Lima, the largest cement producer in Peru;

•	in 2013, the Huanza hydroelectric plant for Compañía de Minas Buenaventura;

•	in 2013, the leaching pad La Quinua for the Yanacocha mine;

•	in 2014, the second stretch of Line One of the Lima Metro for the Peruvian Ministry of Transport and Communications;

•	in 2014, construction of a natural gas distribution network for Contugas, providing access to natural gas for five districts south of Lima;

•	in 2014, construction of the Nueva Fuerabamba city, an integral real estate development project for the population surrounding the Las Bambas mining project;

•	in 2014, construction of a concentrator plant for the Toromocho copper mine, developed by Chinalco Mining;

•	in 2014, construction of a primary crusher for Mina Caserones, developed by Minera Lumina Copiapo, which is expected to have a daily production capacity of 144,230 tonnes;

•	in 2015, construction of a copper concentrator plant for the Las Bambas mining project, managed by Bechtel and developed by Xstrata Copper;

•	in 2015, expansion of the process plant for the Cerro Verde mine, one of the biggest concentrator plants in Latin America;

•	in 2015, engineering, procurement and construction of Guyana Goldfields’ Aurora gold project in Guyana, with the scope of works including a 1.75 Mt/a processing plant, power station and integration management;

•	in 2015, design, engineering, procurement and construction of a new stock pile and 10,000 conveyor belts for the Escondida Mine, managed by Bechtel;

•	in 2016, engineering, procurement and construction of the 510 MW Cerro del Águila S.A. hydroelectric plant for IC Power, which is expected to represent approximately 10% of Peru’s installed generation capacity;

•	in 2016, engineering, procurement and construction of La Chira, a waste water treatment plant for the city of Lima for which we also have the concession through a joint operation with Acciona Agua;

•	in 2016, engineering, procurement and construction of a concentrator plant for the La Inmaculada silver and gold project, developed by Hochschild Mining. This project is expected to have a daily processing capacity of 3,500 tonnes;

•	in 2016, construction of an Open Plaza shopping center in the city of Huancayo, province of Junin; and

•	in 2016, construction of civil works and electromechanical assembly of the combined cycle power plant in the Kelar combined cycle thermoelectric plant located in Mejillones, Antofagasta Region, Chile.

We currently have a diversified portfolio of ongoing projects, on our own or through majority or minority interests in joint operations, in a wide range of sectors in Peru and the other countries where we operate, including the following:

•	construction and design of a luxury business complex consisting of offices and a hotel in Lima, with state-of-the-art technology which will make it a smart building. This project named Talbot is scheduled to be completed in July 2018;

•	execution of civil and electromechanical works in the interconnections area and off-sites of Talara’s refinery modernization project, which are scheduled to be completed in August 2018, respectively; and

•	execution of civil works and assembly of structures for the wet area of Toquepala, which are scheduled to be completed in July 2018, and assembly of equipment and installation of pipelines, electricity and instrumentation of the wet area of Toquepala’s unit expansion, which is scheduled to be completed in July 2018.

Clients

We believe that we have developed long-term relationships with many clients as a result of our performance over the years and are focused on the successful and on-time execution of complex projects through our “deliver before deadline” and “lean construction” initiatives. Our extensive experience has earned us a reputation for operational excellence and allowed us to gain deep market knowledge and expertise, which help us better serve our clients. The principal clients of our E&C segment include renowned domestic and multinational mining, power, oil and gas, transportation and infrastructure development companies, such as Glencore, Sociedad Minera Cerro Verde, Guyana Goldfields, Luz Del Sur, Kallpa Generación, Samsung Engineering, Rio Alto, Chinalco Mining, Hudbay Minerals and Red Eagle Mining Corporation, among others. We have a well-diversified client base, as none of our engineering and construction clients accounted for 8% or more of our consolidated revenues in 2016.

Project Selection and Bidding

We win new engineering and construction contracts through public bidding processes or direct negotiation from a variety of sources, including potential client requests, proposals from existing or former clients, opportunities sought by our commercial team and from requests by the Peruvian government. Approximately 89% of our 2016 revenues came from private-sector contracts. The Peruvian government and its agencies typically award construction contracts through a public bidding process conducted in accordance with the Peruvian State Contracting Law (Ley de Contrataciones del Estado). In the private sector, in addition to obtaining new projects, another important source of revenue involves increases in the scope of work to be performed in connection with already existing projects. These arrangements are typically negotiated directly with the client, often during the course of the work we are already performing for that client.

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

Competition

We generally compete with some of the largest contractors in Peru and the other countries where we operate. Because the E&C sector is highly competitive, the markets served by our business generally require substantial resources and highly-skilled and experienced technical personnel. The principal competitors of our E&C segment include local companies such as Besalco Cosapi S.A., San Martin Contratistas Generales, ICCGSA, JJC Contratistas Generales S.A., and international companies such as Techint S.A.C., SSK Montajes e Instalaciones S.A.C., Skanska del Perú S.A., Mota-Engil Peru S.A., Salfacorp S.A., OHL, Acciona, Astaldi, Grupo FCC, Ismocol, Termotecnica, Masa, Thiess, Redpath, among others. For certain projects, due to the size of the project, expertise required and other factors, we may choose to partner with our competitors, including the aforementioned companies.

Competition for our E&C segment is driven by performance, skill and project execution capabilities for completing complex projects in a safe, timely and cost-efficient manner, as well as price.

Infrastructure

We are an important toll road concessionaire in Peru, operating three toll roads. Moreover, we are the concessionaire for the Lima Metro, the largest mass-transit rail system in Peru, and a waste water treatment plant. Additionally, we operate 10 multiple fuel storage facilities, four producing oil fields under long-term government contracts and we own a gas processing plant.

The table below sets forth selected financial information for our Infrastructure business segment.

	As of and for the year ended December 31,
	2014		2015 Restated(1)		2016		2016
	(in millions of S/., except as indicated)						(in millions of US$)(2)
Revenues	884.8		1,018.1		912.1		271.5
Net profit	119.1		94.0		84.2		25.1
Net profit attributable to controlling interest	102.2		72.7		60.1		17.9
EBITDA	272.5		233.0		210.8		62.7
EBITDA margin	30.8%		22.9%		23.1%		23.1%
Backlog (in millions of US$)(3)	311.6		256.5		300.7		300.7
Backlog/revenues ratio(3)	1.1	x	0.9	x	1.1	x	1.1	x

(1)	Two of our four oilfields started operations in April 2015.
(2)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.
(3)	For more information on our backlog, see “—Backlog.” Does not include our Norvial toll road concession, our Energy line of business and our jointly controlled COGA venture (which we sold on April 24, 2017). Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. Includes revenues only for businesses included in backlog.

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

The following table shows selected information about our current concessions and long-term contracts as of December 31, 2016.

Project	Year Granted	Initiated Operations	Expiration	Characteristics	% Owned by Us	Status
Toll Roads:
Norvial	2003	2003	2028	183 km	67.0%	Operating
Survial	2007	2008	2032	750 km	99.9%	Operating
Canchaque	2006	2010	2025	78 km	99.9%	Operating
Mass Transit:
Lima Metro	2011	2012	2041	33.1 km	75.0%	Operating
Water Treatment:
La Chira	2010	June 2016	2037	Avg. treatment capacity of 6.3 m3/sec (expected)	50.0%	Operating
Energy:
Oil Production(1) Block I	1995	1995	2021	Avg. daily production of 1,307 bbl (2016)	100.0%	Operating
Block V	1993	1993	2023	Avg. daily production of 728 bbl (2016)	100.0%	Operating

Project	Year Granted	Initiated Operations	Expiration	Characteristics	% Owned by Us	Status
Block III	2015	2015	2045	Avg. daily production of 950 bbl (2016)	100.0%	Operating
Block IV	2015	2015	2045	Avg. daily production of 638 bbl (2016)	100.0%	Operating
Gas Processing(2)	2006	2006	N/A	Avg. daily processing capacity of 44 MMcf (2016)	100.0%	Operating
North and Central Fuel Terminals	2014	2014	2034	Aggregate storage capacity of 2.2 MMbbl	50.0%	Operating
South Fuel Terminals	1997	1998	August 2018	Aggregate storage capacity of 1.4 MMbbl	50.0%	Operating

(1)	Percentages owned in Energy reflect GMP’s ownership. We own 95% of GMP.
(2)	We own a gas processing plant and have a long-term delivery and gas processing contract with Enel Generación Piura S.A.

Additionally, the Chavimochic concession was awarded in 2013 for the design, construction, operation and maintenance of major hydraulic works in northern Peru. Affiliates of Odebrecht own 73.5% of the Chavimochic consortium, with the remaining 26.5% stake held by us. The second phase of the hydraulic works project has not begun as a result of the government’s failure to deliver the required lands for the project. Chavimochic has requested the termination of the concession in light of the government’s breach, and the parties are currently in discussions, including for a potential sale of the project to the government.

On November 11, 2013, we entered into a memorandum of understanding with Canada Pension Plan Investment Board (“CPPIB”), to create an alliance regarding a partnership to invest in infrastructure projects in Latin America, mainly Peru, Chile and Colombia. This alliance is non-exclusive and investments will be determined on a case-by-case basis. In December 2014, we undertook our first large investment with CPPIB, by formalizing an agreement with Enagás (as defined below) and CPPIB whereby we acquired 51% of Tecgas and owner of 100% of the shares of COGA, the current operator of TGP while Enagás acquired 30% and CPPIB maintained 19% of the participation. COGA is dedicated to the management, operation, maintenance, and integrity management of transport and distribution hydrocarbon pipelines and installations as well as industrial plants and ancillary installations. COGA operates and maintains more than 1,430km of pipelines, one compression plant with 72,000 horse power and four pump stations with 19,200 horse power each. COGA operates two pipelines: one which is 730 km and transports natural gas (GN) with a 1,275 MM cubic feet per day capacity; and the other one which is 530 km and transports natural gas liquids (NGL) with a 130,000 barrels per day capacity. Both pipelines run from Cusco to Ayacucho and Huancavelica, with the GN pipeline extending to Lurin and the NGL pipeline continuing to the Pisco fractionation plant. As this is a joint operation, we do not include the results of our COGA venture in our consolidated results under our Infrastructure segment. On April 24, 2017, we sold our interest in COGA.

On September 29, 2015, we entered into a memorandum of understanding with Odebrecht Latinvest to participate with a 20% stake in the shareholder equity of Concesionaria Gasoducto Sur Peruano S.A., for an amount of US$215 million (S/.722.4 million). The other shareholders are Odebrecht Latinvest with a 55% stake and Enagás with a 25% stake. Concesionaria Gasoducto Sur Peruano S.A. was responsible for the design, financing, construction and operation of the southern gas pipeline, a project which would bring natural gas to the southern region of Peru, particularly to the provinces of Cuzco, Arequipa, Puno and Moquegua. The GSP gas pipeline concession was terminated by the Peruvian Ministry of Energy and Mines on January 24, 2017.

For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

	Year ended December 31,
	2014	2015 Restated	2016	2016
	(in millions of S/.)			(in millions of US$)(1)
Revenues	338.2	394.5	264.4	78.7
EBITDA	80.1	79.2	76.8	22.9
EBITDA margin	24.5%	20.1%	29.0%	29.0%

(1)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.

The charts below set forth the breakdown of our revenues and EBITDA from our toll road concessions for 2016.

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

Norvial’s revenue derives from the collection of tolls. For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that takes into account the sol/U.S. dollar exchange rate and Peruvian and U.S. inflation. We are required to transfer 5.5% of our monthly toll revenue to the Peruvian Ministry of Transport and Communications and pay a 1% regulatory fee to the Peruvian Supervisory Agency for Investment in Public Transportation Infrastructure.

Our obligations under the concession include expanding the already existing road by, among other things, adding two additional lanes. The first stage of construction was completed in 2008, and the second stage commenced in the second quarter of 2014 and is expected to be completed by March 2019. We estimate that our capital investment for the second stage will be approximately US$95 million (S/.319.2 million).

Unlike other toll roads in Peru, Norvial charges toll fees in both directions. Our road is highly transited both by heavy vehicles, primarily for the purpose of transporting goods, and also by passenger vehicles, which typically use the road to access tourist destinations. The following table sets forth average daily traffic volume and average toll fees charged for vehicle equivalents in respect to the Norvial toll road concession for 2014, 2015 and 2016.

	Year ended December 31,
	2014	2015	2016
Average daily traffic by vehicle equivalents(1)	19,750	21,965	24,140
Average toll fee charged for vehicle equivalents (in S/.)	13.81	13.83	14.30

(1)	Each automobile is counted as one equivalent vehicle and commercial vehicles (such as trucks or buses) represent the number of equivalent vehicles equal to the ratio between the toll rate applicable to commercial vehicles and that which is applicable to one automobile.

The table below sets forth selected financial information relating to Norvial.

	Year ended December 31,
	2014	2015 Restated	2016	2016
	(in millions of S/.)			(in millions of US$)(1)
Revenues	178.2	246.2	216.3	64.4
Net profit	31.1	40.9	47.3	14.1
EBITDA	62.3	68.9	77.7	23.1
EBITDA margin	35.0%	28.0%	35.9%	35.9%

(1)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.

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

Our revenue from this concession consists of an annual fee paid to Survial by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of maintenance required due to road damages. In 2014, 2015 and 2016 the fee amounted to US$8.9 million (S/.26.6 million), US$33.9 million (S/.115.7 million) and US$8.1 million (S/.27.2 million), respectively. Our revenue in this concession does not depend on traffic volume.

Canchaque

Under our Canchaque concession, we operate and maintain a 78 km road from the towns of Buenos Aires to Canchaque, in Peru. The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15-year term. We own 99.9% of Canchaque. Our obligations under the concession include the construction of the road, which was completed in 2009. Our revenue from this concession consists of an annual fee paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of road maintenance required due to road wear and tear. In 2014, 2015 and 2016, the fee amounted to US$1.4 million (S/.4.2 million), US$1.3 million (S/.4.4 million) and US$1.2 million (S/.4.0 million), respectively. Our revenue in this concession does not depend on traffic volume.

Additional Toll Road Projects

We continuously evaluate infrastructure projects and strategically present public-private partnership proposals and participate in bidding processes for road concessions. In 2012 we were awarded, and in 2013 we signed the contract for, a 40-year concession for a 4.6 km extension of Vía Expresa Sur, one of the main roads in Lima, which crosses the city from north to south. The road will connect downtown Lima to Panamericana Sur, a highway that runs from Ecuador to Chile. Our estimate of the total investment under the concession, as submitted in our bid, is approximately US$200 million (S/.672 million). Such investment will be made during the construction phase, which was originally to be completed in 2018. Our revenue will derive from the collection of a toll fee upon completion of the construction. The concession is expected to generate a minimum annual revenue of US$18 million (S/.60.5 million) during the first two years of the concession term, US$19.6 million (S/.65.9 million) for the third year. If in a particular year, our annual revenue is lower than the minimum guaranteed, we expect the government to compensate us for the difference, up to an amount not to exceed US$10 million (S/.33.6 million). The beginning of the construction phase is subject to expropriation by the government of the land necessary for the construction of the road. Moreover, in June of 2017, we signed Initial and Additional Acts of Suspension of the Concession with the municipality of Lima to freeze the reponsibilities of the government, on the one hand, and the concessionaire, on the other hand, with respect to the concession for a period of 12 months. The concessionaire continues to act as custodian of certain assets of which it had taken possession and continues to maintain certain performance guaranties in connection with the concession. Also, the government and the concessionaire continue to meet and coodinate aspects of the project, with the goal of resuming operations. We cannot assure you that this concession contract will be resumed.

A joint operation in which we have a 50% interest has been awarded, and is in the process of negotiating the terms for, a 37-year concession for Via Expresa Javier Prado, a 20 km toll road that crosses Lima from east to west, traversing through eight districts. According to estimates from the Municipality of Lima, the total investment in the concession is expected to amount to approximately US$700 million (S/.2,352 million). Such investment will be made during the construction phase which is expected to take between five to seven years. Our revenue will derive from the collection of a toll fee upon completion of the construction. This concession was awarded to the joint operation at the end of the 1990s and negotiations were discontinued but were resumed in 2012. A project contract was approved by the City of Lima’s Council in November 2013 and was submitted to the Peruvian Ministry of Economy and Finance, which requested additional studies prior to approving the project. Subsequently, the municipality of Lima signed an agreement that annulled the granting of the private initiative. The company has initiated legal action in Peru against such decision. A preliminary injunction is pending that would prevent the municipality of Lima from granting the private initiative to another party. We cannot assure you that our position in these proceedings will prevail, nor can we assure you if or when the concession contracts will be agreed or whether the contractual terms will be favorable to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Infrastructure Business.”

Mass Transit

Lima Metro

In 2011, we were awarded a 30-year concession for the operation of Line One of the Lima Metro, Peru’s only urban railway system. The concession was awarded to our subsidiary GyM Ferrovías, in which we hold a 75% ownership interest, with the other 25% being held by Ferrovías S.A.C. Our obligations under the contract include: (i) the operation and maintenance of the five trains provided by the government; (ii) the acquisition of 19 new trains on behalf of the Peruvian government, which will be the legal owner of such trains; (iii) the operation and maintenance of the 19 new trains (24 trains in the aggregate); and (iv) the design and construction of the railway maintenance and repair yard, which was built by our E&C segment. We currently have all 24 trains (including two backup trains) in operation. The construction of the second stretch of Line One was completed in July 2014, and started operations on July 25, 2014.

We entered into the fourth addendum to the Lima Metro concession contract on July 11, 2016, in order to expand the transportation capacity of Line One. In accordance with the fourth addendum, the expansion project involves: (i) the purchase of 20 new trains with five-car from Alstom; (ii) the purchase of 39 new cars from Alstom, to be coupled with the 19 existing Alstom trains and the 20 new Alstom trains, resulting in a consolidated fleet of 39 Alstom trains with a six-car configuration; and (iii) the expansion and improvement of the existing infrastructure, including revamping and improvement of five stations, improvements in the electrical systems, a new access route to the maintenance workshop and new switches on the main track. The construction of the expansion of the infrastructure will be carried out by our E&C segment and it is scheduled to be completed by the end of 2018 with the additional trains and rail cars to be delivered by the end of 2019.

As compensation for the investments of the expansion project, we are entitled to receive from the Ministry of Transportation and Communication, an advance payment of 30% of each investment component as well as the balance of 70% of each investment component compensated through an annual payment for complementary investments (pago annual por inversiones complementarias), which represents the unconditional and irrevocable right to receive a series of 56 quarterly payments from the Ministry of Transportation and Communication. In 2016 we already received the advance payment of the trains and cars, and in the third quarter of 2017 we expect to receive the advance payment corresponding to the infrastructure expansion.

The construction of the first and second stretches of Line One was carried out by our E&C segment. The operation and maintenance of the trains is carried out by our Technical Services segment. The map below shows the route of Line One.

As of December 31, 2016, GyM Ferrovías had spent a total of S/.660 million (US$196 million) in capital expenditures in connection with the Lima Metro.

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

We currently operate 24 trains (including two backup trains) on the first and second stretches which enable us to travel 2,603,453 kilometers per year based on required schedule and frequency. The full Line One consists of 33.1 kilometers. The average frequency of the trains is 6 to 10 minutes and the fee per kilometer travelled is S/.80.37.

Additionally, as of April 30, 2018, we operate eight new trains from a complementary investment, which we expect to enable us to travel 581,106 kilometers per year. The fee per kilometer travelled is S/.53.50.

Pursuant to the concession, we must comply with certain requirements in the operation of the trains. According to the concession, at least 95% of our trains must be running and available for use and not less than 85% of our trains that are available for use must arrive to destination on scheduled time. The table below shows our monthly average results during 2016.

Trujillo Urban Transportation

In October 2014, our subsidiary GMD was awarded a concession for the electronic collection of public transportation fares in the city of Trujillo in northern Peru for a period of 20 years. The concession includes equipping buses with communication systems, GPS, video and fare collection systems; managing a bus fleet control center (for speed, punctuality, and observance of the routes); installing card sale and charge points; and conducting inspections onboard buses. The estimated initial investment for the first three years is US$22 million (S/.73.9 million). We have committed to renew the equipment upon its wear down due to common use. Such technological renovation is estimated at US$18 million (S/.60.5 million), which will be paid over the following eight years. The contract was signed in April 2016. On June 6, 2017, we sold our interest in GMD.

Water Treatment

In 2010, we were awarded a 25-year concession for the construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed at addressing Lima’s environmental problems caused by sewage discharged directly into the sea. We hold a 50% share in this concession and our partner Acciona Agua holds the remaining 50%. The plant began operations in June 2016.

La Chira’s total investment in the concession was S/.250 million (US$74.4 million). Once the project is completed, La Chira will be entitled to collect (i) an annual payment for the investment made in the construction of the project for an amount of S/.24.2 million (approximately US$7.1 million), and (ii) and annual payment for the operation and maintenance of the project for an amount of S/.6.8 million. These fees will be paid by Sedapal S.A., the public utility company responsible for the supervision of the water service in Lima, for a period of 25 years. We funded our construction costs related to La Chira through the sale of government certificates to financial institutions, and, as a result, will not receive future cash flows from item (i). See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Infrastructure.” A joint operation in which our E&C segment participates is undertaking the construction of the waste water treatment plant.

Energy

We currently operate three energy businesses within our Infrastructure segment: Exploration and Production; Natural Gas; and Transport and Distribution. We operate and extract oil from four onshore fields (Block I, Block III, Block IV and Block V) located in the provinces of Talara and Paita in northern Peru. We have two long-term hydrocarbon extraction service contracts with Perupetro, the Peruvian entity responsible for the administration and supervision of all exploration and production contracts in Peru, under which we operate two oil producing fields, Blocks I and V. In addition, we have two long-term license contracts with Perupetro for two other blocks, Block III and IV, which started operations in April 2015. During 2016, the oil production of our four blocks was approximately 2,756 bbl per day. We also own and operate a natural gas processing plant located in northern Peru, which processes and fractions natural gas liquids and delivers dry gas to a gas-fired power generation company under a long-term processing and fractionation agreement. In addition, we are a 50% partner in two consortiums named Consorcio Terminales (CT) and Terminales del Peru (IP) both of which have contract with Petroperú, a state owned oil and gas company, to operate and maintain ten fuel storage terminals.

In addition, we are a 50% partner in Oil Tanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named Terminal Marino Pisco Camisea under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane.

The table below sets forth selected financial information relating to our Energy line of business.

	Year ended December 31,
	2014	2015 Restated(1)	2016	2016
	(in millions of S/.)			(in millions of US$)(2)
Revenues	350.3	389.4	382.2	113.8
Net profit	62.7	20.2	12.0	3.6
EBITDA	162.0	121.8	99.5	29.6
EBITDA margin	46.2%	31.3%	26.0%	26.0%

(1)	Includes production from the start of operations of Blocks III and IV in April 2015.
(2)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.

The pie charts below set forth the breakdown of our revenues and EBITDA from our Energy line of business for 2016.

Revenues                                                                    EBITDA

Oil and Gas Production

We operate and extract oil from four mature fields (Block I, Block III, Block IV and Block V) located in the provinces of Talara and Paita in northern Peru. Two of these fields, Blocks I and V, are operated under long-term service contracts under which we provide hydrocarbon extraction services to Perupetro. Hydrocarbons extracted from these two blocks belong to Perupetro, which in turn pays us, twice a month, a variable fee per barrel of lifted hydrocarbons. This extraction fee is based on a basket of international crude prices and the level of production. The other two fields, Blocks III and IV, are operated under long-term license contracts with Perupetro. The hydrocarbons extracted are owned by our subsidiary GMP, which in turn pays royalties, on a fortnightly basis, to Perupetro, based on a basket of international crude prices and the level of production. Our activities are focused on proved reserves development and production and are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, approximately 96 years in the case of Block III, approximately 95 years in the case of Block IV, and over 50 years in the case of Block V. We believe our activities in these fields bear limited exploration risk.

The following table shows selected information about our fields.

Property	Basin	GMP’s Ownership	Expiration	Developed Acres	Undeveloped Acres
Block I	Talara	100%	2021	25,154	4,110
Block III	Talara	100%	2045	7,475	80,986
Block IV	Talara	100%	2045	8,400	64,550
Block V	Talara	100%	2023	6,320	2,220

Block I:

We operate and extract oil and natural gas from Block I under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in December 2021. Average daily production during 2016 was 1,040 barrels of crude oil. We operate 241 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in fiscalization point close to the Talara refinery. The field is located in the province of Talara, department of Piura, in northern Peru, approximately five miles from the Talara refinery, the second largest refinery in the country. Block I is the oldest oil producing field in Peru and has been producing oil since around 1890.

Block III:

We operate and extract oil and natural gas from Block III under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2016 was 953 barrels of crude oil. We operate 207 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in a fiscalization point close to the Talara refinery. The field is located between the provinces of Talara and Paita, department of Piura, in northern Peru, approximately 21 miles from the Talara refinery.

Block IV:

We operate and extract oil and natural gas from Block IV under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2016 was 640 barrels of crude oil. We operate 250 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in a fiscalization point close to the Talara refinery. The field is located in the province of Talara, department of Piura, in northern Peru, approximately 21 miles from the Talara refinery.

Block V:

We operate and extract oil and natural gas from Block V under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in October 2023. Average daily production during 2016 in this field was 128 barrels of crude oil. We operate 59 wells in this field using various oil extraction systems. The Block V field is located in the province of Los Organos, department of Piura, Peru, close to the border with Ecuador. Block V has been producing oil since the 1950s.

The map below shows the geographic location of our oil producing blocks in northern Peru.

For Block I and Block V, we are entitled to a variable fee, which is based on the level of production of each field and a price formula that is based on an average price of three international crude oil prices: fortis blend, suez blend and oman crudes, and a discount over this price of approximately of 17% per barrel.

For Block III and Block IV, the formula price is also based on an average price of three international crude oil prices: fortis blend, suez blend and oman crudes. The royalties paid to Perupetro were US$16.58 per barrel during 2015 and US$12.76 per barrel during 2016.

During 2014, 2015 and 2016, we received an average revenue (for all blocks) of US$77.33, US$45.59 and US$38.55 per barrel of extracted oil, which was equivalent to approximately 78.1%, 84.26 % and 88.52%, respectively, of average Brent crude oil prices in the same years. We are not committed to provide a fixed volume of oil or natural gas under our four contracts.

We produce natural gas as a byproduct of the production of crude oil (an average of 9.4 MMcf per day during 2016). In Block I, we provide natural gas to EEPSA under a “take or pay” contract (an average of 3 MMcf per day), and we pay to Perupetro a fee which varies depending on market conditions. The additional volume of natural gas extracted is sent to our Pariñas plant to be processed and commercialized as liquid natural gas. In Block V, we reinject the natural gas produced back into the wells. In Block III, we use part of the produced gas as fuel to operate wells equipment (pumping units) and we are looking for a market to sell the excess. In Block IV, we also use a volume of gas as fuel and the residual volume is burnt. Our revenues for the sale of natural gas are not material relative to our oil production revenues.

Estimated Proved Reserves:

The following table sets forth estimated proved crude oil and natural gas reserves in Blocks I, III, IV and V as of December 31, 2016. We have only included estimates of proved and have not included any estimates of probable and possible reserves.

	Crude Oil (Mbbl)	Natural Gas (MMcf)	Crude Oil Equivalents (MBoe)
Block I:
Proved developed producing	1,363	10,186	3,174
Proved developed non-producing	68	334	127
Proved undeveloped	0	0	0
Total proved reserves	1,431	10,521	3,301
Block III:
Proved developed producing	2,974	0	2,974
Proved developed non-producing	17	0	17
Proved undeveloped	10,603	0	10,603
Total proved reserves	13,594	0	13,594
Block IV:
Proved developed producing	3,749	0	3,749
Proved developed non-producing	17	0	17
Proved undeveloped	6,068	0	6,068
Total proved reserves	9,834	0	9,834
Block V:
Proved developed producing	285	0	285
Proved developed non-producing	48	0	48
Proved undeveloped	0	0	0
Total proved reserves	333	0	333
Total:
Proved developed producing	8,370	10,186	10,181
Proved developed non-producing	151	334	210
Proved undeveloped	16,670	0	16,670
Total proved reserves	25,191	10,521	27,061

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

Reserve amounts were based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent crude price for each month in the period January through December 2016, which, pursuant to our contractual agreements, resulted in average oil and gas prices of US$42.9 per barrel and US$1.324 per Mmbtu, respectively, that for the purpose of reserve amount estimation were assumed to remain constant.

Proved undeveloped reserves in the fields as of December 31, 2016 were 16,670 MBbbl consisting of 16,670 Mbbl of crude oil (0 MMcf of proved undeveloped reserves of natural gas). We estimate that during 2016, proved undeveloped reserves increased by 2,729 Mboe of crude oil and approximately 621 Mboe of crude oil of proved undeveloped reserves were converted into proved developed reserves. Capital expenditures, for both drilling activities and workovers, made during 2016 to convert undeveloped reserves to prove developed reserves amounted to approximately US$5.9 million (S/.19.8 million).

The principal changes in proved undeveloped reserves during 2016 were:

•	Crude oil reserves: proved undeveloped crude oil reserves increased 2,108 MMbbl during 2016; 2,729 MMbbl were re-categorized due to oil price increase from resource to reserves and 621 MMbbl were re-categorized as proved developed producing reserves, mainly in Block III and IV.

•	Natural associated gas reserves decreased 4,860 Mboe (27,340 MMcf) during 2016.

For changes in proved developed and undeveloped reserves from December 31, 2013 to December 31, 2016, see supplementary data (unaudited) annexed to our audited annual consolidated financial statements included in this annual report.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process:

The reserves estimates shown in this annual report have been prepared internally by our engineers in accordance with the definitions and guidelines of the SEC. Our reserves are estimated at the property level and compiled by our engineering staff. Our engineering staff interacts with our internal staff of operations engineers and geoscience professionals and with accounting employees to obtain the necessary data for the reserves estimation process. Our reservoir engineers and geoscience professionals have worked to ensure the integrity, accuracy and timeliness of the data, methods and assumptions used in the preparation of the reserves estimates. Mr. Luis Huaranga and Javier Portuguez are our Reservoir Engineers. The reserves estimate report was submitted to our Committee of Reserves, which is formed by Mr. Anthony Alfaro (Exploration and Production Manager), Mr. Iván Miranda (Exploration and Production Technical Manager), Mr. Jose Pisconte Lomas (Chief of Geology), and Mr. Manuel Gomez (Chief of Reservoir Engineering). Mr. Huaranga holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 20 years of experience, developed as a reservoir engineer at Pluspetrol, Petrobras, and Repsol. From September -2016 he is working for GMP. Mr. Portuguez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 23 years of experience, developed as a production and reservoir engineer at Mercantile and Interoil Peru. Mr. Gomez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 10 years of experience, most of it as drilling, completion, stimulation, and reservoir engineer. Mr. Pisconte Lomas, holds a Geologist Engineering degree and a Regional Geology Master’s degree from Universidad Nacional Mayor de San Marcos and has 25 years of experience in the oil industry. Mr. Miranda, holds a degree in Petroleum Engineering from Universidad Nacional de Ingeniería in Lima and a Petroleum Engineering Master’s degree from Texas A&M University of Texas—USA, and has 33 years of experience in the oil industry developed at Petroperu, Unipetro ABC, and GMP. Mr. Alfaro holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru, Master´s degree in Business Administration from Universidad Rafael Belloso Chacin in Maracaibo, Venezuela, Master´s degree in Projects Management an Administration from Universidad de Ciencias Aplicadas in Lima, Peru and has 28 years of experience developed at Petroperu, Perez Companc Peru and Argentina, Petrobras Venezuela and Peru, Grupo Synergy E&P Ecuador, and GMP.

Production, Revenues, Prices and Costs:

The following table sets forth information regarding our production, revenues, prices and production costs for 2014, 2015 and 2016.

	Year ended December 31,
	2014	2015(1)	2016
Production volumes(2):
Crude oil (Mbbl)
Block I	592.5	507.9	381.3
Block III		319.7	347.7
Block IV		174.7	232.7
Block V	48.4	59.0	46.9

Total (crude oil Mbbl)	640.9	1,061.40	1,008.60
Natural gas (MMcf)
Block I	3,238.30	3,729.90	2,025.77
Block III		1,075.70
Block IV		156.7
Block V	157.5	175.7

Total (natural gas MMcf)	3,395.80	5,138.00	2,025.77
Crude oil equivalents (Mboe)	603.6	913.4	360.14

Total Company	1,244.50	1,974.80	1,368.75
Average sales prices(3):
Crude oil (US$/bbl)	77.33	45.59	38.48
Natural Gas (US$/Mcf)	3.08	2.15	1.53
Crude oil equivalents (US$/boe)	50.17	37.56	30.62
Costs and expenses(3):
Production expenses (US$/boe)	6.16	10.07	10.08
Royalties (US$/boe)	—	4.0	5.4
General and administrative expenses (US$/boe)	4.95	2.42	2.09
Depreciation, depletion, amortization and accretion expenses (US$/boe)	11.78	8.57	12.58

(1)	Includes operations of Blocks III and IV starting in April 2015.
(2)	Hydrocarbons extracted from Blocks I and V belong to Perupetro, which in turns pays us a per barrel fee for lifted hydrocarbons. Hydrocarbons extracted from Blocks III and IV belong to GMP, which in turn pays Perupetro a royalty as per the extracted hydrocarbons.
(3)	Crude oil sales volume differs from total production volume due to operational circumstances such as the inventory of product stored in our field batteries at the end of each monthly measurement. “Average sales prices” refers to the fees received in consideration for our extraction services, which do not equal the sales prices of crude oil. Average sales prices have been calculated using a basket price formula according to the service and license contracts of each block. Such formulation is at a discount to global oil prices for Blocks I and V, and for Blocks III and IV we pay royalties on the oil extracted. Per unit costs have been calculated using sales volumes.

Acreage, Productive and Development Wells, Drilling:

The following table sets forth certain information regarding the total developed and undeveloped acreage as of December 31, 2016.

Formation	Developed Acreage	Undeveloped Acreage
Block I
Pariñas	2,271	70
Mogollón	2,583	320
Basal Salina	1,850	100
Mesa	1,485	1,650

Total Block I	8,189	2,140
Block III
Salina Mogollón	7,475	3,983
Amotape	1,750	2,370

Total Block III	9,225	6,353
Block IV
Pariñas	4,155	3,402
Palegreda	5,170	3,741
Mogollón	1,240	2,460

Total Block IV	10,565	9,603
Block V
Verdún	530	650
Ostrea	175	115
Mogollón	1,350	120

Total Block V	2,055	885

Total	30,034	18,981
As of December 31, 2016, we had a total of 757 producing wells. Our wells are oil wells, many of which also produce natural gas. We do not have interests in wells that only produce natural gas.

The following table shows the number of development and exploratory wells drilled during 2014, 2015 and 2016 in Blocks I, III, IV and V.

	Year ended December 31,
	2014	2015(1)	2016
Development Wells
Productive	26	4	11
Dry	—	—	—

Total	26	4	11
Exploratory Wells
Productive	—	—	—
Dry	—	—	—

Total	—	—	—

(1)	Includes operations of Blocks III and IV, starting in April 2015.

During 2014, 2015 and 2016 we invested US$25.6 million (S/.76.5 million), US$3.8 million (S/.13.0 million) and US$5.4 million (S/.18.1 million), respectively, in drilling activities. We drilled a total of eleven wells during 2016 in Block IV. All of them are productive wells.

Under the terms of our agreements with Perupetro, at the time the contract terminates, we are required to close non-producing wells that we have drilled. As of December 31, 2016, we estimated that we will be required to close 48 wells in Block I in December 2021 and 6 wells in Block V in October 2023, 40 wells in Block III and 50 wells in Block IV in December 2045. We have created a provision in our financial statements for the costs relating to those well closings. See notes 4.1(d) and 17(d) to our audited annual consolidated financial statements included in this annual report.

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

Our gas processing plant has the capacity to process up to 44 MMcf per day. We processed 27.3 MMcf per day during 2014, 31.7 MMcf per day during 2015 and 33.2 MMcf per day during 2016. Approximately 70% of the volume processed by our gas processing plant depends on the gas volumes provided by EEPSA for processing and use on its gas-fired turbines. These volumes vary per month and depend upon the power dispatch curve of EEPSA among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by EEPSA are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher. The remaining approximately 30% of the volume processed by our gas processing plant depends on the volumes of gas extracted by GMP in Block I, which we process and commercialize as liquid natural gas.

Fuel Storage Terminals

We are a 50% partner in Consorcio Terminales with a Peruvian affiliate of Oiltanking GmbH, one of the world’s largest operators of independent terminals for bulk liquid storage. Consorcio Terminales had a contract with Petroperú to operate the North and South Fuel Terminals in Peru, which expired in August 2014. In May 2014, there was a public bidding for the operation of the North, Center and South Terminals. In June 2014, Terminales del Perú, a new consortium also integrated by our subsidiary GMP S.A. and Oiltanking Peru was awarded a concession for the operation of the North and Central Fuel Terminals for Petroperú. The contracts have a 20-year term and consist of the operation of four terminals in the north and one terminal in the center of the country, providing storage and dispatching bulk liquid fuel. The total amount of the committed investment for both projects is approximately US$37.2 million (S/.125 million), while the total amount of the additional investment, which will be reimbursed, is approximately US$186 million (S/.625 million). There was no winner in the public bidding for the operation of the South Fuel Terminals, and the contract of Consorcio Terminales was extended through contract amendments: first, for an additional year until August 2015; subsequently, for two more years until August 2017; and most recently, in July 2017 for an additional year until August 2018. The total amount of the additional investment required during this two year period, which will be reimbursed, is approximately US$10 million (S/.84 million).

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

Under the current contracts, Consorcio Terminales and Terminales del Perú receive revenues paid in connection with monthly reserved volume in tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). The storage fee per barrel, is based upon reserved volumes whether they are received or not. The throughput fee is paid based on effective barrels delivered per month. During 2014, 2015 and 2016 Consorcio Terminales and Terminales del Perú generated revenues of US$44.5 million (S/.133.0 million), US$66.8 million (S/.228.0 million) and US$74.1 million (S/.249.0 million) (we are entitled to 50% of the joint operation revenues), respectively. Under the contracts, Consorcio Terminales and Terminales del Perú are responsible for paying the fuel terminals operating and maintenance costs and also paying a royalty fee to Petroperú based on effective barrels delivered each month.

At the current stage of the contracts, any capital expenditure we invest in the fuel storage terminals can be recouped from any present and future royalties we owe to Petroperú.

Other Terminal Operations

We are a 50% partner in Oiltanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named “Terminal Marino Pisco Camisea” under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. In 2016, this terminal dispatched 30.0 million barrels of natural gas liquids. Additionally, through OTAS, we are also a 25% partner in Logística Químicos del Sur S.A. (“LQS”), that operates the “Terminal de Químicos de Matarani,” which in 2016 dispatched 56,713 tonnes of sodium hydrosulfide for international mining companies. During 2014, 2015 and 2016 these activities generated revenues in the aggregate of approximately US$4.1 million (S/.12.3 million), US$4.6 million (S/.15.7 million) and US$6.3 million (S/.21.2 million), respectively.

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

Real Estate

Our Real Estate segment is one of the largest apartment building developers in Peru, in terms of number of units sold and value of sales in 2016, and is focused on the development and sale of affordable housing and housing as well as other real estate projects. Since commencing our operations in 1987, we have developed approximately 705,253 m2 of affordable housing (approximately 10,833 units); approximately 329,876 m2 of housing (approximately 1,635 units); approximately 170,075 m2 of office space (approximately 902 offices); and approximately 43,000 m2 of shopping centers (three shopping centers). Moreover, we are currently building approximately 121,196 m2 of affordable housing (approximately 2,028 units); approximately 49,743 m2 of housing (approximately 148 units); and approximately 3,631 m2 of office space (approximately 17 offices, with an average size of 214 m2 each). Our Real Estate segment also owns significant land parcels in Lima, comprising of approximately 930 hectares as of December 31, 2016, and we have sold undeveloped land in the past and intend to continue such sales in the future.

The table below sets forth selected financial information for our Real Estate business segment.

	Year ended December 31,
	2014		2015 Restated		2016(1)		2016(1)
	(in millions of S/., except as indicated)						(in millions of US$)(2)
Revenues	224.6		215.8		411.5		122.5
Net profit	26.5		29.3		77.2		23.0
Net profit attributable to controlling interest	9.5		12.4		22.1		6.6
EBITDA	56.5		52.8		121.4		36.1
EBITDA margin	25.2%		24.5%		29.5%		29.5%
Backlog (in millions of US$)(3)	70.0		111.0		95.9		95.9
Backlog/revenues ratio(3)	0.9	x	1.8	x	0.8	x	0.8	x

(1)	In 2016 S/.97.0 million (US$28.9 million) in revenues from land sales.
(2)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.
(3)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable period. Revenues are calculated for such period and converted into U.S. dollars based on the exchange rate published by the SBS at such period.

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

We began developing affordable housing projects in 2001, following the Peruvian government’s efforts to address the country’s housing deficit, particularly for low-income families. We launched the first major affordable housing project in Peru in 2007, Parque Agustino in Lima’s El Agustino neighborhood. Since 2001, we have completed 16 affordable housing projects. As of December 31, 2016, we are developing eight affordable housing projects, which are in various stages of development, including six for which the construction phase has been completed, one which is in the construction phase, and one for which we have purchased land, but is still in the process of obtaining the required approvals and permits. Three of our ongoing affordable housing projects consist of expansions of projects previously completed by us. Affordable housing consists of apartments, usually ranging between 50 and 72 m2, that are purchased through government subsidies. The Peruvian government has adopted the Nuevo Crédito Mi Vivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. In order for a unit to qualify for the Nuevo Crédito MiVivienda program, its selling price must range between 14 UIT and 50 UIT (approximately between S/.55,300 and S/.197,500). In order for a unit to qualify for the Techo Propio program, its selling price must range between 5.5 UIT and 20 UIT (approximately between S/.21,725 and S/.79,000).

In order to be eligible for an affordable housing subsidy under the Nuevo Crédito MiVivienda program, a purchaser must not own any other home or have benefitted from a housing subsidy program in the past, among other requirements. A purchaser must also provide a down payment between 10% and 30% of the total purchase amount. Housing subsidies under this program fluctuate between S/.12,500 and S/.17,000, which incentivize purchasers with reduced monthly rates so long as they pay their mortgage loan payments on a timely basis. In order to be eligible for an affordable housing subsidy under the Techo Propio program, a purchaser must have a monthly income that does not exceed 0.48 UIT (approximately S/.1,896) and must not have received any other government-sponsored housing benefit in the past, among other requirements. A Techo Propio purchaser must also show proven savings equal to at least 10% of the total purchase amount. Housing subsidies under this program fluctuate between four UIT and five UIT (approximately between S/.15,800 and S/.19,750). Purchasers of subsidized housing under both programs are also not required to pay a value-added tax normally applicable to residential purchases.

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

Our housing developments consist of residential buildings comprised of apartments with a mid- to high-price range that do not qualify for government subsidies. Since 1987, we have developed 38 housing developments. As of December 31, 2016, we are developing three housing projects, which are in the construction stage. Our housing units typically range between 130 and 400 m2 in size.

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

	Year ended December 31,
	2014	2015	2016
Number of Units Delivered(1):
Affordable Housing	772	792	855
Housing	59	41	79

Total	831	833	934
Number of Units Sold and Not Yet Delivered(1):
Affordable Housing	579	1316	1,620
Housing	47	96	97

Total	653	1,412	1,717
Total m2 Delivered:
Affordable Housing	49,150	46,894	48,460
Housing	14,539	12,962	19,398

Total	63,689	59,885	67,858
Total m2 Sold and Not Yet Delivered:
Affordable Housing	36,257	74,911	55,404
Housing	15,619	29,939	21,825

Total	51,875	104,849	77,229
Value of Units Delivered (in millions of S/.):
Affordable Housing	101.1	99.0	138.0
Housing	72.2	92.0	163.0

Total	191.4	191.0	301.0

(1)	We typically pre-sell our affordable housing and housing units before construction begins and continue to sell during construction, although we recognize revenues at the time of delivery of units.

We develop and sell office and commercial buildings, such as shopping centers. On certain occasions, we have operated our commercial real estate and later sold it, such as Larcomar, a landmark shopping center which we built in 1998 and sold in 2010. We have also developed commercial real estate buildings in connection with our affordable housing and housing projects, such as the Parque Agustino shopping center. Since 1987, we have developed 14 office buildings, three shopping centers and one medical center. We are currently in the process of developing one office building in Lima: Real II project, which is in the construction phase and is expected to be a 14-floor office building (30% of which is owned by us and 70% of which is owned by Inversiones Centenario S.A.A.).

Land Bank

We typically purchase land to develop real estate projects with the intention to begin construction within a 12- to 18-month period after the purchase of the land. We may also, from time to time, purchase land for subsequent resale. As of December 31, 2016, we owned approximately 930 hectares, of which 87% is located in Lima and 13% outside of Lima. We continually evaluate opportunities to purchase new land for our real estate development projects.

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

On February 24, 2017, we sold our interest in Project Espacio (formerly known as Cuartel San Martín) to Urbi Propiedades S.A., our partner in the project, for US$50 million (S/.168 million). On April 28, 2017, we also sold our interest (approximately 20.8%) in Promoción Inmobiliaria del Sur S.A. (PRINSUR) of Inversiones Centenario, which owns approximately 937.66 hectares of undeveloped land also located in Lurin, to its partner Inversiones Centenario S.A.A. for US$25 million (S/.84 million). For more information, see “Item 5.A. Operating and Financial Review and Prospect— Operating Results—Recent Developments.”

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

Competition

The Peruvian real estate development industry is highly competitive. The market is fragmented and no single company has a significant share of the national market. The principal competitors for our Real Estate segment are Paz Centenario Global S.A., Paz Centenario Inmobiliaria, Corporación Líder Perú S.A., Urbana Perú, Los Portales, Imagina Grupo Inmobiliario, ENACORP, Besco S.A. and Gerpal. In the coming years, we expect more competition from domestic and foreign real estate development companies who recognize the growth potential in the Peruvian residential market. The main factors that drive competition are product design and amenities, price, location and post-sale service offerings.

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

On June 6, 2017, we sold our 89.19% interest in our subsidiary GMD to Advent International for US$84.7 million (S/.276.9 million). Beginning on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment. We believe that this strategic decision will strengthen and boost the operating capacity of our Infrastructure segment by incorporating the experience and knowledge of our Concar team members for concession management.

The table below sets forth selected financial information for our Technical Services business segment.

	As and for the year ended December 31,
	2014		2015 Restated		2016		2016
	(in millions of S/., except as indicated)						(in millions of US$)(1)
Revenues	1,208.2		1,152.5		1,401.8		417.2
Net profit (loss)	(5.1)		46.9		14.8		4.4
Net profit (loss) attributable to controlling interest	(5.3)		40.3		15.9		4.7
EBITDA	63.5		113.3		117.5		35.0
EBITDA margin	5.3%		9.8%		8.4%		8.4%
Backlog (in millions of US$)(2)	646.3		613.0		857.8		857.8
Backlog/revenues ratio(2)	1.6	x	1.8	x	2.1	x	2.1	x

(1)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.
(2)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

The pie charts below set forth the breakdown of our revenues and EBITDA from our Technical Services for 2016.

Revenues	EBITDA

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

Our revenue in the operation and maintenance of infrastructure assets is generated either from fees we charge to Norvial, Survial, Canchaque and the Lima Metro to operate and maintain our concessions or from government payments through maintenance service contracts we have been awarded. As depicted in the chart below, we operate and maintain more than 3,684 km of Peruvian roads and highways, including our own highway concessions, in addition to the Lima Metro.

Operation and Maintenance of Infrastructure Assets

Total 3,684 KM

The table below sets forth selected financial information for our operation and maintenance of infrastructure assets activities.

	Year ended December 31,
	2014	2015 Restated	2016	2016
	(in millions of S/.)			(in millions of US$)(1)
Revenues	364.4	334.8	262.7	78.2
Net profit (loss)	(26.5)	18.5	14.0	4.2
EBITDA	(15.3)	39.3	27.0	8.0
EBITDA margin	(4.2%)	11.7%	10.3%	10.3%

(1)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.

The below map illustrates the roads in Peru for which we currently provide operation and maintenance services.

We provide the following road operation and maintenance services:

•	Routine Maintenance. These services aim to preserve roads through ongoing maintenance, including: road demarcation; cleaning; drainage; road fissure treatment, which seals cracks in roads to prevent water infiltration; slurry sealing; and micro-paving, which seals asphalt to prevent aging and improve resistance to water and surface wear.

•	Periodic Maintenance. These services entail activities that are performed periodically, intended to prevent the occurrence or exacerbation of defects, conserve the structural integrity of roads and correct major defects.

•	Emergency maintenance. This maintenance work is performed whenever the need arises, such as when natural disasters damage road surfaces.

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

IT Services

We began our IT services business in 1984 providing computer equipment to companies and evolved into a technology solutions provider in 2000. In the early 1980s, Sonda, one of the main IT services providers in Latin America, was looking for a partner to represent Digital Equipment Corp. (currently, Hewlett Packard Enterprise) for the sale of hardware in Peru. Sonda’s need coincided with our diversification strategy and, therefore, we decided to jointly constitute GMD. In 1994, we bought out Sonda. Our main focus was the provision of business process and IT outsourcing services, and providing the necessary corresponding equipment, to well-known large companies and public institutions in Peru. On June 6, 2017, we sold our interest in GMD.

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

The table below sets forth selected financial information relating to our IT services.

	Year ended December 31,
	2014	2015 Restated	2016	2016
	(in millions of S/.)			(in millions of US$)(1)
Revenues	247.9	253.9	411.1	122.4
Net profit	6.0	5.2	3.8	1.1
EBITDA	34.4	38.9	58.6	17.4
EBITDA margin	13.9%	15.3%	14.3%	14.3%

(1)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.

Services

We provide the following services to our clients:

•	Systems Integration: includes installation and maintenance of hardware; 24-hour technical service; monitoring performance of IT systems; implementation of information recovery systems; and installation of systems that enable collaboration across multiple platforms such as Windows, Apple, Android and Blackberry, among others. For example, we provide equipment maintenance services to Backus, an affiliate of SABMiller. Our technology solutions optimize the reliability and performance of our client’s infrastructure with the goal of helping them reduce costs, improve security and integrate new technologies.

•	IT Outsourcing: includes servers on demand in the cloud (our internet network) which provide virtual memory.

•	Processing and Storage Capacities; virtual working spaces, including operating systems and databases; email accounts on the cloud; technical support help desk; among others. For example, we provide help desk services to Barrick Gold Corporation, serving a total of 3,700 users in four countries. Moreover, all of the trading transactions on the Lima Stock Exchange are electronically processed through our facilities. Our outsourcing services are designed to facilitate our clients’ operational continuity by means of an appropriate IT platform, managed in accordance with high standards of security and quality.

•	Application Outsourcing: includes corrective and continued maintenance of software; development of customized software (software factory); software testing and certification; and functional support through a service desk platform. For example, we have a software factory contract with an affiliate of Telefónica. Our application outsourcing services enable our clients to shift the burden of supporting, maintaining and operating their business software and systems.

•	Business Processes Outsourcing: consists of the outsourcing of specific business processes including billing and delivery, facilities monitoring, digital management; customer care services such as management of complaints; organization and control of voting processes; inventory, shipping and custody of documents; among others. For example, we provide billing services to an affiliate of Repsol, and provide document authentication services to BBVA Banco Continental.

The pie chart below shows our revenues by service for 2016.

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

We have built a strong client base in Peru, including local affiliates of global companies, spanning a broad range of industries, including key clients from the energy, government, banking, insurance, pension funds, industrial, commercial, education and mining sectors. Our principal clients are the Peruvian National Pension System (Sistema Nacional de Pensiones), the water authority of Lima (SEDAPAL), BBVA Continental, the Peruvian National Superintendence of Tax Administration, Saint Ignatius of Loyola University, Bolsa de Valores de Lima S.A. and Honda del Perú S.A.

Competition

The IT services industry is highly competitive. The market includes both international companies and local or regional companies. Our main competitors, which are sometimes also our partners, include companies such as IBM, Telefónica, Indra, Tata Consultancy Services and Cosapi Data, among others.

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

The table below sets forth selected financial information for our Electricity Networks Services.

	Year ended December 31,
	2014	2015 Restated	2016	2016
	(in millions of S/.)			(in millions of US$)(1)
Revenues	595.9	563.9	S/. 727.9	S/. 216.6
Net profit	15.5	23.3	S/. (3.0)	S/. (0.9)
EBITDA	44.4	35.1	S/. 31.9	S/. 9.5
EBITDA margin	7.5%	6.2%	4.4%	4.4%

(1)	Calculated based on an exchange rate of S/.3.36 to US$1.00 as of December 31, 2016.

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

The chart below sets forth the percentage of our 2016 revenues in each of the countries where we operate.

Revenue by Country

Contracts and Clients

We typically provide our services pursuant to long-term contracts ranging between three and five years. Most of our contracts are awarded through a non-public bidding process, although some contracts are negotiated directly with the client.

Our principal clients are power utility companies and, to a lesser extent, industrial clients, predominantly in the private sector. In Peru, we also provide services to the telecommunications industry. Our principal clients are the distribution companies of

Enel, which acquired Enersis. Over the years, we have worked with the principal power utility companies in the region, including Chilectra, Saesa, Chilquinta, AES, E-CL, Endesa Chile, Ampla, Coelce, Cemig, Coelba, Elektro, Light, Codensa, Emgesa, EEC, Enertolima, Emcalo, Edelnor, Electrocentro, Enosa, and the telecommunication companies VTR, Entel, Claro and Telefonica.

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

Backlog

We define our backlog as the U.S. dollar equivalent value of revenue we expect to realize in the future as a result of performing work under multi-period contracts that we have entered into. Backlog is not a measure defined by IFRS, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. For contracts denominated in soles or other local currencies, amounts have been converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

We do not include backlog in this annual report in our Infrastructure segment for: (i) our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; and (ii) our Energy line of business because: (a) its revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel dispatched; and (iii) our COGA venture, which is not consolidated because it is jointly controlled (which we sold on April 24, 2017).

When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. For a description of how we calculate our backlog, see our segment backlog presented below.

Our consolidated backlog as of December 31, 2016 was US$3,137.4 million. We recognized as revenues 44% of our backlog by December 31, 2017, and we expect to recognize as revenues 28% of such backlog by December 31, 2018 and 27% of such backlog thereafter. The following table sets forth our consolidated backlog from December 31, 2012 to December 31, 2016.

Backlog (in US$ million)

Our backlog declined in 2016 and may decline further in the future. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to grow our backlog. Additionally, the amount of new contracts signed can fluctuate significantly from period to period due to factors that are beyond our control.

The table below sets forth our ending backlog for 2014, 2015 and 2016 accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2014	2015	2016
	(in millions of US$)
Opening backlog (end of prior year)	3,935.0	3,815.3	4,037.8
Contract bookings and adjustments during the year	2,046.4	2,381.2	1,759.8
Cancellations during the year	—	—	(855.0	)(1)
Revenues recognized during the year	(2,215.9)	(2,158.7)	(1,805.3)

Ending backlog (end of current year)	3,765.4	4,037.8	3,137.4

(1)	In the third quarter of 2015, we acquired a 29% participation in the construction consortium of the GSP gas pipeline project, and, as a result, we incorporated US$1.0 billion in backlog. Due to the termination of the GSP gas pipeline concession on January 24, 2017, we have removed US$855 million from the backlog, representing 21.4% of our total backlog.

The chart below sets forth our consolidated backlog breakdown by end-market, geography and client sector as of December 31, 2016.

Backlog by End-Market	Backlog by Geography
Backlog by Client Type

The chart below shows new facts on our backlog of our participation in the GSP pipeline concession and the subsequent termination of the concession.

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

Our E&C backlog as of December 31, 2016 was US$1,977.9 million. We recognized as revenues 43% of our backlog by December 31, 2017, and we expect to recognize as revenues 30% of our backlog by December 31, 2018 and 27% of our backlog thereafter. The following table sets forth of our E&C backlog from December 31, 2012 to December 31, 2016.

E&C Backlog (in US$ million)

The number and amounts of new contracts signed can fluctuate significantly from period to period. For example, two large mining services contracts were signed in the fourth quarter of 2012 for an aggregate amount of backlog of US$1.1 billion. During that same quarter we also recorded US$259 million in backlog from our Vial y Vives acquisition. These contracts and acquisition accounted for a significant portion of the growth between December 31, 2012 and December 31, 2013. In the third quarter of 2015, we acquired a 29% participation in the construction consortium of the GSP gas pipeline project, and, as a result, we incorporated US$1.0 billion in backlog. Due to the termination of the GSP gas pipeline concession on January 24, 2017, we have removed US$855 million from the backlog, representing 30.2% of our E&C backlog. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

The following pie charts set forth our E&C backlog breakdown by end-market, geography, client sector and contract type as of December 31, 2016.

Backlog by End-Market	Backlog by Geography

Backlog by Client Type	Backlog by Client Type

The table below sets forth our ending E&C backlog for 2014, 2015 and 2016 accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2014	2015	2016
	(in millions of US$)
Opening backlog (end of prior year)	3,044.0	2,885.1	3,129.4
Contract bookings and adjustments during the year	1,476.1	1,954.6	926.2
Cancellations during the year	—	—	(855.0)
Revenues recognized during the year	(1,684.7)	(1,710.3)	(1,222.8)

Ending backlog (end of current year)	2,835.3	3,129.4	1,977.9

(1)	In the third quarter of 2015, we acquired a 29% participation in the construction consortium of the GSP gas pipeline project, and, as a result, we incorporated US$1.0 billion in backlog. Due to the termination of the GSP gas pipeline concession on January 24, 2017, we have removed US$855 million from the backlog, representing 30.2% of our E&C backlog.

Infrastructure Backlog

In reflecting an Infrastructure contract in our backlog, we assume that each party will satisfy all of its respective obligations under the contract. For our Infrastructure backlog, we only include contracted revenues expected to be paid during the next three years following the backlog calculation date. Infrastructure backlog in this annual report does not include our Norvial toll road concession or our Energy line of business. Our Infrastructure segment backlog does not include intersegment eliminations. We calculate our Infrastructure backlog as follows:

•	for the Lima Metro, our Infrastructure backlog assumes that for 2017 we will operate our 24 trains in the Line One, which in the aggregate will travel 2,603,453 kilometers for that year, per fare per year, and for 2018 and 2019 we will operate 44 trains, which in the aggregate will travel 4,811,780 kilometers per year (when the 20 additional trains are at full operation);

•	for our Survial and Canchaque concessions, we assume our contractually agreed upon annual fee, adjusted for inflation. For our 2017 and 2018 backlog, we utilize the same adjustment amount that was utilized for our 2016 fee, which has already been negotiated; and

•	for La Chira, for 2017 and 2018, backlog is calculated to include the fees we will receive under the concession for our operation and maintenance, with no adjustment for inflation.

Our Infrastructure backlog as of December 31, 2016 was US$300.7 million. We recognized as revenues 32% of our backlog by December 31, 2017, and we expect to recognize as revenues 31% of our backlog by December 31, 2018 and 37% of our backlog thereafter. The following chart sets forth the growth of our Infrastructure backlog from December 31, 2012 to December 31, 2016.

Infrastructure Backlog (in US$ million)

The following pie chart sets forth our Infrastructure backlog breakdown by line of business as of December 31, 2016.

Backlog by Line of Business

The table below sets forth our ending Infrastructure backlog for 2014, 2015 and 2016, accounting for opening backlog for each year, annual contract bookings, cancellations during the year and adjustments and annual revenues recognized.

	2014	2015	2016
	(in millions of US$)
Opening backlog (end of prior year)	320.2	311.6	256.5
Contract bookings and adjustments during the year	107.1	54.8	134.7
Cancellations during the year	—	—	—
Revenues recognized during the year	(115.6)	(109.9)	(90.5)

Ending backlog (end of current year) Real Estate Backlog	311.6	256.5	300.7

Real Estate Backlog

Our Real Estate segment backlog reflects sales contracts with buyers for units that have not yet been delivered and will be recognized as revenues once they are delivered.

Our Real Estate segment backlog as of December 31, 2016 was US$95.9 million. We recognized as revenues 92% of our backlog by December 31, 2017, and we expect to recognize as revenues 7% of our backlog by December 31, 2018 and 1% of our backlog thereafter.

The following pie chart sets forth our Real Estate backlog breakdown by type of real estate activities as of December 31, 2016.

The table below sets forth our ending Real Estate backlog for 2014, 2015 and 2016, accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2014	2015	2016
	(in millions of US$)
Opening backlog (end of prior year)	85.0	81.3	111.0
Contract bookings and adjustments during the year	71.5	92.9	107.3
Revenues recognized during the year	(75.1)	(63.2)	(122.5)
Cancellations during the year	—	—	—

Ending backlog (end of current year)	81.4	111.0	95.9

Technical Services Backlog

In reflecting a Technical Services contract in our backlog, we assume that each party will satisfy all of its respective obligations under the contract and that work under the contract will be completed on a straight-line basis. Our Technical Services segment backlog does not include intersegment eliminations. The following information on our backlog for technical services does include our backlog from GMD, which we sold on June 6, 2017. GMD’s backlog as of December 31, 2016 was US$125.7 million.

Our Technical Services backlog as of December 31, 2016 was US$857.8 million. We recognized as revenues 44% of our backlog by December 31, 2017, and we expect to recognize as revenues 28% of our backlog by December 31, 2018 and 28% of our backlog thereafter. The following chart sets forth the growth of our Technical Services backlog from December 31, 2012 to December 31, 2016.

Technical Services Backlog (in US$ million)

*	Includes CAM, which we acquired on February 24, 2011.

The table below sets forth our ending Technical Services backlog for 2014, 2015 and 2016, accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2014	2015	2016
	(in millions of US$)
Opening backlog (end of prior year)	619.0	646.3	613.0
Contract bookings and adjustments during the year	431.5	304.2	666.3
Cancellations during the year	—	—	—
Revenues recognized during the year	(404.2)	(337.4)	(421.6)

Ending backlog (end of current year)	646.3	613.0	857.8

The following pie charts set forth our Technical Services backlog breakdown by geography, end-market and client sector as of December 31, 2016.

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

We have had no material disbursement or expenditure related to our warranties in the recent past.

Quality Assurance

In 2017, our operations were certified according to the following international standards:

		ISO 9001	ISO 14001	OHSAS 18001	ISO 27001	ISO 20000	Other standards
Engineering and Construction	GMI	x	x	x
	GyM	x	x	x
	MORELCO	x	x	x			x
	Vial y Vives - DSD	x	x	x
Infrastructure	GMP	x	x	x
	CONCAR	x	x	x
	GyM Ferrovias	x
Technical Services	CAM Chile	x	x	x			x
	CAM Colombia	x	x	x			x
	CAM Perú	x	x	x			x
	ADEXUS	x	x	x	x	x	x

Engineering and Construction:

•	GMI: ISO 14001, ISO 9001 and OHSAS 18001; these certifications include ECOTEC, the environmental consulting company of GMI.

•	GyM: ISO 9001 for Electromechanical Division and Transport´s Lines of Hydrocarbons; ISO 14001 and OHSAS 18001 for Electromechanical Division.

•	Morelco: ISO 14001, ISO 9001 and OHSAS 18001; in addition, ASME ESTAMPES U/S NATIONAL BOARD ESTAMPER.

•	Vial y Vives—DSD: ISO 14001, ISO 9001 and OHSAS 18001.

Infrastructure:

•	GMP: ISO 14001, ISO 9001 and OHSAS 18001: certified for oil and gas production processes in lots I and V, gas processing at the Pariñas plant, storage and dispatch of hydrocarbons-derived products in nine terminals (Eten, Salaverry, Chimbote, Supe, Pisco, Ilo, Mollendo, Cusco and Juliaca) and operations carried out at GMP’s Lima headquarters.

•	CONCAR: ISO 9001, ISO 14001 and OHSAS 18001 (since Feb 2017).

•	CONCAR: ISO 9001, ISO 14001 and OHSAS 18001 (since Feb 2017).

Technical Services:

•	CAM Colombia, CAM Chile and CAM Perú have tri-standard. In addition, CAM Chile has NCh ISO 17025 Calibration Laboratory, NCh ISO 17025 Testing Laboratory and NCh ISO 17065 Product Certification Agency. CAM Colombia has ISO/IEC 17020 Certification and ISO/IEC 17025 accreditation. CAM Perú has NTP ISO 17020.

•	Adexus: ISO 9001, ISO 14001, OHSAS 18001, ISO/IEC 27001, ISO/IEC 20000-1, SAP Provide of Hosting Partner and SAP in Cloud Provide.

Corporate Social Responsibility

We are committed to the sustainable development of our operations. We seek to create long-term value and conduct business in a manner that is not only economically viable, but also beneficial to greater society and environmentally responsible.

Our Sustainability Policy was approved by our board of directors on January 28, 2016, and its guidelines allow us to focus on seven managerial priorities linked to our stakeholders: ethical conduct, development of people, operational excellence, health and safety, the environment, communication and dialogue and sharing wellbeing.

The focuses of our social investment projects include education and capacity building to foster job creation and the promotion of responsible citizen behavior, particularly among our users, suppliers and neighboring communities.

The following are key programs we perform for the benefit of society:

•	Corporate Volunteering: Our corporate volunteering program endeavors to train and promote the community integration of our employees. It brings together enthusiastic employees who want to leave a positive footprint on their environment by volunteering their time and knowledge to improve the community.

In 2017, volunteers participated in the Project to Expand the National Institute of Neoplastic Illnesses (INEN), in which engineers led playshops for children in a local hospital.

•	Metro Culture: We conduct workshops that transform trains and train stations into centers of social and cultural education to promote respect and tolerance. In 2017, we carried out 40 workshops.

•	Road Safety Education: This program promotes our culture of safety and accident prevention by training communities surrounding roads and highways that we operate or maintain. In 2017, approximately 4,000 road users participated in these workshops.

•	Ayni: This social support program aims to improve the quality of life in urban areas by promoting respectful coexistence among new owners of our real estate projects. The initiative trains neighbors on several legal and managerial matters and on conflict management and leadership. In 2017, the program trained 2,400 people.

•	Training: This program trains, during six-month periods, certain stand-out students in Peruvian schools of engineering. Since its creation in 2010, the program has enabled us to recruit 801 junior engineers from Lima and other provinces, lowering the barriers that many young people face to formal employment. In 2017, we recruited 35 outstanding students from Peruvian engineering schools.

•	Development of local suppliers: We build the capacities of our local suppliers and help them to develop their businesses by improving the quality of the goods and services they provide and encouraging the adoption of formal and responsible managerial styles. In this way, we make local economies more dynamic.

•	Construction Management: In partnership with the Instituto de Educación Superior Tecnológico Público Fe y Alegría (Fe y Alegría Public Higher Technological Institute), we are implementing a technical career titled, “Planning and Control of Construction Projects,” certified by the Peruvian Ministry of Education. The program aims to train young people who cannot afford to increase their employability in construction projects. By 2017, we achieved 44 graduates, 100% of whom were employed.

•	Labor Capabilities: This is a recruitment program where we share construction knowledge and train community members on building techniques, risk prevention and leadership skills. In this way, we increase the employability of members of local communities, generate formal jobs, reduce project risks, develop more efficient recruiting processes, and strengthen the trust with local communities. In 2017, we trained 1,429 participants, 53% of whom joined the Group.

Regulatory Matters

Set forth below is a description of the regulatory framework applicable to our company. We believe we are in compliance, in all material respects, with applicable laws and regulations in all of our business segments.

Engineering and Construction

Regulatory Framework Applicable to Contracts with the Public Sector

As of the date of this annual report, Peru’s State Contracting Law, approved by Law No. 30225 (Ley de Contrataciones del Estado) and its regulations, approved by Supreme Decree No. 350-2015-EF, which entered into force on January 9, 2016, governs services and construction agreements entered into with public entities. Article 8 of Supreme Decree No. 350-2015-EF establishes that, at the beginning of the contracting process, the contracting public entity must prepare a technical file describing the characteristics of the services it intends to purchase and the selection process for its counterparts, among other specifications.

The selection processes are established in Articles 32, 15, 16, 17 and 18 of Supreme Decree No. 350-2015-EF as follows:

•	public biddings (licitación pública), applicable to goods and works;

•	public tenders (concurso público), applicable to services, including consulting services;

•	simplified award (adjudicación simplificada), applicable to (i) goods, if the value is greater than S/.31,600 and less than S/.400,000; (ii) services, if the value is greater than S/.31,600 and less than S/.400,000; and (iii) works, if the value is greater than S/.31,600 and less than S/.180,000;

•	electronic reverse auction (subasta electronica inversa), applicable to goods and services with a value greater than S/.31,600;

•	selection of individual consultants (selección de consultores individuales), applicable for the hiring of qualified consultants who do not need teams of personnel or additional professional support;

•	price comparison (comparación de precios), applicable to goods and services that are easy to obtain in the market and that are not manufactured, produced, supplied or provided under a particular description or set of instructions given by the contracting entity; and

•	direct contracting (contratación directa), applicable to goods and services, in situations of emergency arising from catastrophic events, involvement of national security, shortages, among other similar reasons.

With the exception set forth in Article 49 of the Supreme Decree No. 350-2015-EF, the selection processes include the following phases:

•	in the case of public biddings, public tenders and simplified award: notice; registration of participants; submission and reply of inquiries; submission and reply of comments; preparation of the terms and conditions of the selection process; submission of bids; evaluation and qualification of bids; and adjudication;

•	in the case of the selection of individual consultants: notice; registration of participants; submission of bids; evaluation and qualification of bids; and

•	in the case of price comparison: notice, submission of bids, and adjudication.

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

GyM and GMI are registered in the Peruvian National Registry of Suppliers as a construction and a consulting company, respectively.

Article 14 of the Supreme Decree No. 350-2015-EF establishes the types of contracts that may be entered into by public entities:

•	lump-sum (sistema a suma alzada), applicable when the amounts, magnitudes and quality are determined in the terms and conditions of the selection process. The bidder submits its proposal indicating a fixed amount and a term for the completion of the agreement;

•	unit price, rates or percentages (sistema de precio unitario, tarifas o porcentajes), applicable when the nature of the service to be provided does not allow accurate determination of the required quantities;

•	lump-sum and unit price, rates or percentages mix (esquema mixto de suma alzada y precios unitarios), applicable when accurate determination of the quantities required for some of the components cannot be made; and

•	fixed amount plus success fee (honorario fijo y comisión de éxito), applicable in contracts for rendering services. The fixed amount and success fee may be estimated on the basis of percentages.

Article 15 of the Supreme Decree No. 350-2015-EF establishes that, in the case of goods and works, the terms and conditions of the selection process must indicate the execution type of the agreement as follows:

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

Peru’s State Contracting Supervising Agency (Organismo Supervisor de las Contrataciones del Estado, or “OSCE”), a public-sector entity within the Peruvian Ministry of Economy and Finance, supervises and oversees the selection processes carried out by public entities; manages the Peruvian National Registry of Suppliers; imposes penalties to suppliers that violate the provisions set forth in Peru’s State Contracting Law, its regulation and other related provisions; and informs the government’s General Comptroller (Contraloría General de la República) regarding violations to the regulations when damages are caused against the state. As of the date of this annual report we do not believe that Peru’s State Contracting Law and Supreme Decree No. 350-2015-EF will have a material impact on our business.

Regulatory Framework Applicable to Contracts with the Private Sector

Parties to a private-sector agreement may freely determine the contract type and its contents as long as it complies with certain legal requirements, including the provisions set forth in Article 1353 of the Peruvian Civil Code (which states that all contracts, including innominate contracts, must comply with the rules of Section VIII of the Peruvian Civil Code, absent a statute specific to said contract type that collides with said rules). GyM and GMI participate in private-sector contracts for engineering and constructions.

Construction Activities in Peru

Legal Framework

Peru’s Law for the Promotion of Private Investment in Construction, approved by Legislative Decree No. 727 (Ley de Promoción de la Inversión Privada en Construcción), states that construction activities in Peru are in the public interest and a national priority. According to Section F of the Fourth review of the United Nations International Statistical Industrial Classification (ISIC), construction activities typically consist of the construction of dwellings, buildings and stores; and the construction of large scale infrastructure projects such as highways, bridges, tunnels, railways, irrigation systems, sewage systems, industrial facilities, pipelines and electric lines, among others. GyM has developed numerous projects in the construction sector. Currently, the company focuses on buildings (ISIC Division 41), civil works (ISIC Division 42) and specialized activities (ISIC Division 43).

Construction entities must comply with the National Building Regulation, approved by Supreme Decree No. 011-2006-VIVIENDA (Reglamento Nacional de Edificaciones), which establishes that urban allotments and buildings must be developed in compliance with the rules governing safety, functionality, accessibility, habitability and environmental impact. According to Article 25 of the National Building Regulation, construction companies, such as GyM and GMI, are responsible for (i) executing works in accordance with project specifications and applicable regulations; (ii) possessing sufficient organization and infrastructure to guarantee the feasibility of the project; (iii) appointing the party responsible for the construction to assume its technical representation; (iv) providing the resources and materials to complete the project pursuant to the terms of the agreement and required standards and within the approved budget; (v) executing subcontracts within contractual limitations; and (vi) delivering to the client documented information regarding the executed works.

Notwithstanding any legal actions that the construction company may take against suppliers, manufacturers or subcontractors, the construction company may be responsible for all the works, including those executed by subcontractors, and for the use of defective materials or supplies.

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

Safety Regulation in Construction Projects

The Law on Safety and Health at Work (Law No. 29783) is intended to promote workplace accident prevention and applies to all business sectors. The principal safety rules applicable to construction projects include the following:

•	companies with 20 or more employees must establish a committee for the promotion of workplace safety and health that oversees the implementation of the required internal safety and health regulation policy;

•	all projects must have a safety and health plan consisting of all the technical and administrative mechanisms to guarantee the physical integrity and health of workers and third parties during project execution;

•	companies shall hire an occupational physician and establish an area of occupational medicine;

•	companies shall perform periodic audits to verify whether internal safety and health regulations are in accordance with law;

•	occupational diseases and work accidents detected during project execution must be recorded and the competent authority must be notified in accordance with the regulation of the Law on Safety and Health at Work, approved by Supreme Decree No. 005-2012-TR, and with Occupational Health Manual, approved by Ministerial Resolution No. 510-2005-MINSA;

•	companies must provide for medical examinations of its employees prior to, during and at the termination of their employment;

•	companies must show a safety and health plan; an index of frequency; and the company’s performance in safety and health in order to be awarded public and private projects;

•	use of individual protective equipment, including gloves, safety goggles, boots and helmets, is mandatory when risks to safety and health cannot be prevented by other means; and

•	personnel responsible for safety must comply with all requirements in Rule NTP 399.010.1 for fire prevention.

The Peruvian Ministry of Labor and Employment Promotion, the National Superintendence of Labor Inspection (the “SUNAFIL”) and the Peruvian Ministry of Health are the competent organisms in the safety and health fields, respectively.

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

Mining

GyM must comply with the Mining Occupational Health and Safety Regulation, approved by Supreme Decree No. 024-2016-EM, and other related regulations for their mining-related construction activities including the construction of mineral processing plants and other mining-related buildings, among others. In developing mining projects, our subsidiaries’ personnel must follow the safety programs and be familiar with internal rules from their mining sector client. The SUNAFIL and OSINERGMIN are the authorities responsible for supervising and enforcing compliance of the foregoing rules. The most relevant of the safety rules with which GyM must comply include: (i) creating an internal safety and health regulation policy and selecting a manager responsible for its implementation; (ii) monitoring and recording workplace accidents and occupational diseases; (iii) providing information to employees regarding the safety risks related to their work; (iv) providing employees necessary first aid and medical attention in the event of a workplace accident; (v) providing employees the necessary tools, equipment or materials to perform their activities safely; and (vi) evaluating risks in order to establish accident prevention and mitigation plans.

Oil and Gas

GMP must comply with the Hydrocarbons Safety Regulations, as approved by Supreme Decree No. 043-2007-EM, which are enforced by the OSINERGMIN, while performing any hydrocarbon activities. The most relevant safety rules with which GMP must comply include: (i) assuring that senior project managers are responsible for the safety and health of workers; (ii) assigning specialized personnel responsible for safety and health matters; and (iii) monitoring and recording workplace accidents on a monthly basis.

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

Registries and Permits

According to Supreme Decree No. 008-2013-TR, civil contractors must be registered in the National Civil Construction Works Registry, and comply with the rules of Ministerial Resolution No. 195-2007-TR which sets out the requirements for registration, including registering through the corresponding local agency and filing an affidavit indicating compliance with the registration requirements before the effective date of registration. GyM is currently registered in the National Civil Construction Contractors and Subcontractor Registry.

According to Supreme Decree No. 005-2008-EM mining contractors must register with the National Mining Contractors and Specialized Companies Registry. GyM is currently registered. Proper registration requires the filing of a request with the Regional Agency of Energy and Mines with jurisdiction in the area where the mining activities will take place. In addition, within five days upon commencement of construction, GyM must provide in writing its employees with the following information: (i) the company’s legal name; (ii) the scope of the contract; (iii) the place of execution; (iv) the applicable health and safety regulations; (v) the Safe Work Written Procedures (PETS); and, (vi) risk insurance policies.

Labor Law Requirements in Civil Construction

Labor law requirements in civil construction consist of the specific legal framework for civil construction workers and the general legal framework applicable to the administrative personnel in the civil construction sector set forth in the Single Revised Text of the Labor Productivity and Competitiveness Law, approved by Supreme Decree No. 003-97-TR.

Seasonality of services is one of the main features in the specific legal framework due to the temporary nature of construction contracts. Consequently, certain general rules such as the trial period are not applicable to construction workers.

The principal terms and conditions relating to collective bargaining from our civil construction workers have been agreed upon and recorded in the 2015-2016 agreement, dated August 6, 2015, and entered into between the Peruvian Chamber of Construction and the Federation of Civil Construction Workers (Federación de Trabajadores en Construcción Civil). The 2015-2016 agreement included the following benefits: (i) pay increase; (ii) bonuses for employees working 28 consecutive days or more in projects with difficult access; and (iii) paid leave in case of death of a relative of the employee.

The Supreme Decree No. 009-97-SA, Law No. 26790 and Supreme Decree No. 003-98-SA require construction companies to have complementary high risk insurance for workers that perform high risk tasks. As of the date of this annual report, GyM has this insurance coverage.

The insurance coverage provides medical care for injured workers to allow them to achieve full recovery. Moreover, it provides pensions to workers or their beneficiaries in case the worker becomes handicapped or dies as a result of a work accident or occupational disease.

Environmental Regulations

Section 24 of the General Environmental Law, approved by Law No. 28611 (the “General Environmental Law”), provides that all human activity likely to cause significant environmental impact is subject of regulation by the National System of Environmental Impact Assessment. The Peruvian Ministry of the Environment, through the Environmental Supervising and Enforcement Agency (Organismo de Evaluación y Supervisión Ambiental, or “OEFA”) supervises compliance with the law and enforces environmental rules related to mining, oil and gas and electricity.

In addition to being responsible for the impact that its activities, by action or omission, may have on the environment, GyM is also subject to an environmental impact assessment and must obtain an environmental certification necessary to obtain project permits or licenses. GyM must also adopt measures for the management of hazardous materials intrinsic to its activities to mitigate the negative environmental impact its activities may have.

Civil Construction

The Supreme Decree No. 015-2012-VIVIENDA (modified by the Supreme Decree No. 004-2015-VIVIENDA) regulates the environmental aspects of projects related to housing, urbanism, construction and sanitation activities in urban or rural areas. The National Directorate of Housing, Urbanism, Construction and Sanitation supervises the compliance and enforces the applicable rules. Projects are categorized according to their environmental impact during and after their execution and different rules are established for each category including compliance with the following environmental studies prior to starting construction works: (i) projects expected to cause minor environmental impacts require an environmental impact statement; (ii) projects expected to cause moderate environmental impacts require a semi-detailed environmental impact assessment; and (iii) projects expected to cause a major environmental impact require a detailed environmental impact assessment.

Other Subsectors

Depending on the subsector in which it operates, GyM is required to follow specific environmental provisions issued by the competent authorities. For example, with respect to hydrocarbon activities, the Ministry of Energy and Mines has enacted the Oil and Gas Environmental Regulations, by means of Supreme Decree No. 039-2014-EM.

Tax Legal Regime Applicable to Construction

Section 63 of the Peruvian Income Tax Law, approved by Supreme Decree No. 179-2004-EF, establishes that construction companies engaged in construction contracts for a period longer than one fiscal year can choose to be taxed under any of the following systems:

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

Starting on January 1, 2013, in accordance with Legislative Decree No. 1112, which amended the Peruvian Income Tax Law, construction companies that adopted the deferral method are authorized to continue with the use of such method only with respect to income arising from the execution of work contracts initiated prior to January 1, 2013, until their completion, and for execution of work contracts initiated on or after January 1, 2013 the deferral method is no longer accepted.

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

Prevention of Money Laundering and Financing of Terrorism

Regulations for money laundering and terrorism financing prevention, approved by SBS Resolution No. 486-2008, require construction and real estate companies to implement a money laundering and terrorism financing prevention system, including the appointment of a compliance officer, setting up a registry of operations and notifying the Financial Intelligence Unit of the SBS, the entity responsible for supervising and enforcing compliance, of any suspicious activity.

Infrastructure

Infrastructure and Public Services through Public Private Partnership Contracts

As a result of entering into “Programa País” in December 2014 with the Organization for Economic Co-operation and Development (OECD), the Peruvian state is implementing a new regulatory framework (Legislative Decree No. 1224 and its regulations, approved by Supreme Decree No. 410-2015-EF) establishing the procedures and ways of promoting private investment for the development of public infrastructure, public services, any ancillary services, applied research projects and/or technological innovation, through Public-Private Partnerships (PPP) and Projects with State Assets.

The main aspects of the new legal framework are the following:

1.	The Ministry of Economy and Finance (Ministerio de Economía y Finanzas) is the governing authority of the National System for the Promotion of Private Investment (SNPIP), composed by ministries and public agencies of the national government, The Agency for the Promotion of Private Investment—ProInversión, and regional and local governments.

2.	Private investment projects will comprise the following stages: (i) planning and programming, (ii) formulation, (iii) structuring, (iv) transaction, and (v) contract execution. Great emphasis is given to the Evaluation Report (Informe de Evaluación), a document determining the economic, financial and legal viability of a potential Public Private Partnership applying, where appropriate, the national public investment system. Investors are entitled to receive from the Peruvian state: (a) in the case of self-financed projects, taxes and tolls to be collected from final consumers; (b) in the case of co-financed projects, subsidies and payments from the public entity awarding the project; and (c) any other financing structure agreed between the parties.

3.	The management of Public Private Partnership contracts by the three levels of government (central, regional and local) is regulated.

4.	For projects in regulated sectors, the monitoring of Public Private Partnership contracts is subject to the provisions of the Law No. 27332, Framework Law on Regulators. According to this law, OSIPTEL, OSITRAN, SUNASS and OSINERGMIN should primarily safeguard the compliance of service levels agreed in Public Private Partnership contracts. For this purpose, Public Private Partnership contracts must establish the necessary arrangements to ensure timely and efficient supervision during the contract execution stage. To this end, public entities are required to ensure timely participation of regulatory agencies in the arbitration, when decisions and matters related to the competence of those bodies are discussed.

5.	Favorable opinions for the Public Private Partnership contracts from the General Comptroller of Peru are required. The General Comptroller will issue a report on any aspects that may jeopardize the financial capacity of the Peruvian state, according to Law No. 27785, Organic Law of the National Control System and the General Comptroller of Peru.

6.	Investors interested in participating as bidders in private investment processes must review the list of impediments and prohibitions established in the State Contracting Law. Whether an investor is barred from participating shall be determined through administrative channels, and such impediment will apply to any expected strategic partners as well. Such partners usually accredit their technical capacity during the promotion process. Furthermore, it is stated that, in case the contract does not set a strategic partner, the impediment would apply to those who have exercised direct control over the investor, as indicated in the regulations approved by the Superintendence of the Stock Market. If barred, the ban shall stand for two years; except for the impediments established in the State Contracting Law, which will be valid for the terms indicated in such law.

7.	The development of projects related to assets owned by the Peruvian state (Legislative Decree No. 674, Law Promoting Private Investment in State Enterprises) can be carried out by private sector initiatives, without committing any public resources or transferring any risks to public entities, unless expressly required by law.

Each of our subsidiaries Norvial, Survial, Canchaque and GyM Ferrovías has entered into a concession agreement with ProInversión and the Peruvian Ministry of Transportation and Communications. La Chira has entered into concession agreements with ProInversión and Sedapal S.A. The abovementioned agreements were entered into in accordance with the provisions in force at the time of their execution.

Infrastructure Construction and Safety

Infrastructure concessionaires must assure that the construction companies they hire to construct infrastructure projects comply with the foregoing rules relating to construction projects. In addition, companies engaged in road construction must comply with the guidelines issued by the Road and Railways General Directorate of the Peruvian Ministry of Transportation and Communications and with the National Road Infrastructure Management Regulation regarding road construction, maintenance and safety. These regulations establish procedures for authorizing road construction and approving work contracts, among others.

Environmental Regulations

Peruvian environmental laws and regulations have become increasingly stringent over the last decade. All industries and projects are subject to Peruvian laws and regulations concerning water, air and noise pollution, and the discharge of hazardous substances. The main legislation governing environmental matters is the General Environmental Law; the Law of the National System of the Environmental Impact Evaluation, approved by Law No. 27446 (the “SEIA”); the regulations of the SEIA Law, approved by Supreme Decree No. 019-2009-MINAM; and several environmental regulations that have been issued under the General Environmental Law, SEIA and other laws by the government with the collaboration of the Peruvian Ministry of the Environment.

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

The Peruvian Ministry of the Environment establishes general rules applicable to different activities in several sectors, in contrast to the specific rules enacted by the Peruvian Ministry of Energy and Mines regarding the oil and gas sector. Environmental laws and regulations are enforced by the National Environmental Enforcement Agency, OEFA (Organismo de Evaluación y Fiscalización Ambiental) which was created in 2008. Sanctions range from warnings and fines to suspensions of activities and mitigation of environmental damages, among others. In this regard, a breach of the obligations contemplated in the Environmental Impact Assessments in the hydrocarbons sector may originate fines up to 30,000 Tax Units (approximately US$42 million or S/.141 million) according to the applicable law.

The main environmental rules applicable to GMP’s hydrocarbon projects include:

•	filing an environmental impact study or adopting the necessary measures to prevent and/or mitigate the environmental impact resulting from their activities;

•	meeting minimum size, environmental and safety requirements applicable to worksites; handling and storing of hydrocarbons pursuant to safety and environmental requirements; establishing programs to monitor environmental issues; and

•	providing training on environmental matters related to employee and personnel activities and responsibilities, especially with respect to regulations and procedures established for environmental protection and the environmental and legal consequences of non-compliance.

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

The operation of both the South and North Terminals was granted through the “South Terminal Operation Agreement” and the “North Terminal Operation Agreement” (the “Operation Agreements”) dated February 2, 1998, by and among Petroperú and Consorcio Terminales. The Operation Agreements resulted from two tenders in accordance with Legislative Decree No. 674, and mandate that Consorcio Terminales, as operator of the terminals, be responsible for the storage, handling, additivation and dispatch of hydrocarbons in such facilities.

The initial term of the Operation Agreements was 15 years; however the parties agreed to extend the duration of the agreement to an additional 18 months ending in August 2014. The purpose of this extension was to undertake the additional investments that were necessary to satisfy the national demand increase and to perform operative and safety-related improvements to the facilities. In July of 2014, the Operation Agreements were extended for an additional four years ending in July of 2018. We expect to extend such agreements, at least for a few months.

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

Gas Processing Plants

In accordance with the Glossary, Acronyms and Abbreviations for the Hydrocarbons Subsector, approved by Supreme Decree No. 032-2002-EM, a processing plant is a facility where the natural characteristics of hydrocarbons are changed to break them into the different compounds that comprise them, as well as the subsequent transformations to convert the hydrocarbons into fuel of specific qualities and suitable for transportation. This includes the facilities where the impurities, hydrogen sulfide, carbon dioxide, water and hazardous components are removed from natural gas.

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

Terms of our Concessions

Our concessions are subject to certain terms and conditions established in each concession agreement. During the term of the concessions, we are responsible for the construction and maintenance of the infrastructure necessary to their operation. The concession agreements establish minimum capital stock requirements for our concessionaire subsidiaries as follows: US$15 million (S/.50 million), US$8 million (S/.27 million), US$0.8 million (S/.2.7 million), S/.46 million and S/.100 million for Norvial, Survial, Canchaque, La Chira and the Lima Metro, respectively.

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

Zoning Regulations

Article 79 of the Municipalities Organic Law (Law No. 27972) establishes that municipal governments are the exclusive authority responsible for approving urban and rural development plans, as well as the zoning of urban areas under their jurisdiction. Peruvian regulation states that urban zoning refers to the division of a municipal jurisdiction in zones for specific usage, such as residential, commercial, industrial or mixed-use.

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

Upon completion of the real estate development and construction stages, as the case may be, the following requirements must be met:

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

Technical Services

Public- and Private-Sector Contracts

Concar provides services in compliance with Peru’s State Contracting Law and its regulation, approved by Supreme Decree No. 350-2015-EF, as amended, when dealing with public counterparties; and with the regulation set forth in the Civil Code when dealing with private counterparties. Such regulations establish the different types of selection processes which companies may undergo when contracting with the state, as well as the rules and conditions applicable to such processes. They also establish general rules applicable to contractual relationships among private parties. See “—Engineering and Construction” for more information on the applicable legal frameworks. Concar is registered with the Peruvian National Registry of Suppliers, required to act as supplier for public entities.

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

C. Organizational Structure

The following organizational chart sets forth our principal operating subsidiaries within our four business segments.

The following charts set forth the principal activities of each of our four business segments:

The following is a brief description of our principal operating subsidiaries:

•	Engineering and Construction:

•	GyM S.A. (“GyM”), incorporated in Peru, is one of the oldest and largest construction companies in Peru. Graña y Montero owns 98.2% of GyM; the remaining 2.0% is held by former and current company executives.

•	Vial y Vives—DSD S.A. (“Vial y Vives—DSD”), incorporated in Chile, is an engineering and construction company specialized in the mining sector and in providing services to the energy, oil and gas, and cellulose sector. GyM owns 86.2% of Vial y Vives—DSD; Inversiones VyV S.A., a company controlled by the founders of Ingeniería y Construcción Vial y Vives S.A. (now Vial y Vives—DSD), which owns 6.8%; and the remaining 7.0% is held by third parties.

•	GMI S.A. Ingenieros Consultores (“GMI”), incorporated in Peru, is primarily engaged in engineering consultancy for projects in the mining, hydrocarbons, electrical, agricultural, industrial, tourism and transportation sectors. Graña y Montero owns 89.4% of GMI; 4.0% is held by current and former company executives; and the remaining 6.6% is held by third parties.

•	Morelco S.A.S. (“Morelco”), incorporated in Colombia, is a recognized specialist in electromechanical assemblies, civil works, and services for the oil and gas and other energy sectors. Our subsidiary GyM S.A. owns 70.0% of Morelco, and the remaining 30% is held by the Serna family in trust.

•	Infrastructure:

•	Toll Roads:

•	Norvial S.A. (“Norvial”), incorporated in Peru, is the concessionaire of the 183 km stretch between Ancón and Pativilca of the Panamericana Norte road. Graña y Montero owns 67.0% of Norvial and JJC Contratistas Generales S.A., a Peruvian construction company, owns the remaining 33.0%.

•	Survial S.A. (“Survial”), incorporated in Peru, is the concessionaire of the 750 km highway between Marcona and Urcos in Peru. Graña y Montero owns 99.9% of Survial.

•	Concesión Canchaque S.A.C. (“Canchaque”), incorporated in Peru, is the concessionaire of the 78 km highway between the towns of Buenos Aires and Canchaque in Peru. Graña y Montero owns 99.97% of Canchaque.

•	Concar S.A. (“Concar”), incorporated in Peru, is engaged in the operation and maintenance of infrastructure assets. We own 99.8% of Concar and the remaining 0.2% is held by GyM S.A. and Concar’s former chief executive officer. Beginning on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment.

•	Mass Transit:

•	GyM Ferrovías S.A. (“GyM Ferrovías”), incorporated in Peru, is the concessionaire of the Lima Metro. Graña y Montero owns 75.0% of GyM Ferrovías; the other 25.0% is held by Ferrovías Participaciones S.A., a railway infrastructure company.

•	Water Treatment:

•	Concesionaria La Chira S.A. (“La Chira”), incorporated in Peru, is the concessionaire of La Chira waste water treatment plant in southern Lima, Peru. Graña y Montero owns 50.0% of La Chira; the other 50.0% is held by Acciona Agua S.A, an affiliate of a waste water treatment and distribution company.

•	Energy:

•	GMP S.A. (“GMP”), incorporated in Peru, is engaged in the oil and gas business and provides hydrocarbon extraction services to Perupetro S.A., a Peruvian state oil company; owns a gas processing plant; and, through a joint operation with a Peruvian affiliate of Oiltanking GmbH, operates ten fuel terminals in Peru. Graña y Montero owns 95.0% of GMP; the remaining 5.0% is held by a former company executive.

•	Real Estate:

•	Viva GyM S.A. (“Viva GyM”), incorporated in Peru, is focused on the development and sale of affordable housing and housing, as well as other real estate projects such as office buildings and shopping centers. Graña y Montero directly owns 63.4% of Viva GyM, with GyM owning an additional 36.1%; and the other 0.5% is owned by a company executive.

•	Technical Services:

•	CAM Chile S.A. (“CAM”), incorporated in Chile, provides field and specialized electrical services in Chile, Colombia, and Peru. Graña y Montero owns 73.16% of CAM; and the other 26.84% is held by El Condor Combustibles S.A., which is part of a Chilean economic group and Inversiones y Asesoría Samburu Limitada.

•	Adexus S.A. (“Adexus”), incorporated in Chile, provides development and implementation solutions for information technology in Chile, Peru and Ecuador. Graña y Montero owns 91.03% of Adexus; and the other 8.97% is held by a third party.

D. Property, Plant and Equipment

Approximately 79.0% of our assets are located in Peru, with the balance located primarily in Chile and Colombia. At December 31, 2016, the book value of all our land (excluding real estate inventories) and buildings, machinery and equipment was US$335.7 million (S/.1,128.1 million). We currently lease certain machinery and equipment from vendors. The term of our leasing contracts ranges from two to five years, depending on the nature of the equipment. Leased machinery and equipment are capitalized for accounting purposes. Our principal executive offices, which we lease, are located at Av. Paseo de la República 4667, Surquillo, Lima 34, Peru and Av. Petit Thouars 4957, Miraflores, Lima 18, Perú.

Insurance and Contingency Planning

We have insurance coverage for fire; strike, riot, malicious damage, vandalism and terrorism; loses or damages to construction machinery and equipment; destruction or disappearance of property; civil liability, including physical harm to third parties; professional liability; transportation; vehicle theft, collision, rollover, fire and accidents; and directors and officers’ liability. Additionally, we carry different policies for specific risks related to our business segments. Our management considers this coverage to be sufficient to cover probable losses and damages, taking into consideration the nature of our activities, the risks involved in our transactions and the advice of our insurance brokers.

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

A. Operating Results

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2016, and one of the largest publicly traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2016, with strong complementary businesses in infrastructure, real estate and technical services. With more than 80 years of operations, we have a long track record of successfully completing the engineering and construction of many of the country’s landmark private and public sector infrastructure projects. Beginning in the mid-1980s, we decided to leverage our engineering and construction expertise into complementary lines of business. We have also undertaken the engineering and construction of large and complex projects outside our home market throughout our history. More recently, we decided to expand our activities into other key markets of the Latin American region through the acquisition of businesses with solid positions in those markets.

Recent Developments

Overview

We have participated in six consortia with affiliates of Odebrecht related to the construction and operation of infrastructure projects in Peru during the period from 2005 to 2017. On December 21, 2016, Odebrecht entered into a plea agreement with U.S., Brazilian and other authorities in which they admitted to making illegal bribery payments in connection with projects in various countries, including Peru. These projects include certain consortia in which we participated. As a result of the plea agreement, Peruvian authorities have initiated congressional inquiries and criminal investigations, including against our company and certain of our former directors and executive officers.

Additionally, on January 24, 2017, the Peruvian government terminated the gas pipeline concession held by GSP, consortium in which we participated with Odebrecht affiliates, due to failure of GSP to obtain the required project financing by the stipulated deadline. The termination of the GSP gas pipeline concession, despite the government payment contemplated under the concession contract, has had a material impact on our consolidated financial results and backlog.

In response to these events, we have instituted a multi-step strategic action plan that we are currently in the process of implementing. This strategic action plan includes: (i) monitoring the process for government payment resulting from the termination of the GSP gas pipeline concession; (ii) renegotiations with creditors of certain debts that became due upon termination of the GSP gas pipeline concession contract; (iii) board approval of the sale of certain non-strategic assets to repay debt related to GSP; (iv) an internal investigation relating to our participation in consortia with Odebrecht; (v) an assessment to strengthen our anti-corruption compliance program; and (vi) changes to our board of directors and senior management.

See “Item 3.D. Key Information—Risk Factors —Risks Related to Recent Developments.”

Our Association with Odebrecht

We have participated in six construction and operation of infrastructure projects in Peru with affiliates of Odebrecht during the period from 2005 to 2017 (known as: IIRSA South Tranche II; IIRSA South Tranche III; IIRSA North; Electric Train Platform; Gasoducto Sur Peruano; and Chavimochic). Our stakes in these projects ranged from 17% to 33%. During 2016 we only participated in two of these projects (Gasoducto Sur Peruano and Chavimochic), neither of which are currently ongoing. During the period from January 1, 2005 to December 31, 2016 83% of the projects carried out by our company, in terms of consolidated revenues, involved the private sector, while projects with Odebrecht accounted for less than 5% of our consolidated revenues during this period. In its plea agreement, Odebrecht admitted to paying bribes in connection with the IRSA South Tranche II, the IRSA South Tranche III and the Electric Train Platform.

The Chavimochic concession, awarded in 2013 for the design, construction, operation and maintenance of major hydraulic works in northern Peru, is the only project in which we are currently associated with Odebrecht. Affiliates of Odebrecht own 73.5% of the Chavimochic-related concessionaire company and construction consortium, and we hold the remaining 26.5% stake. As a result of the government’s failure to deliver land required for the project, the project’s first phase, hydraulic works, cannot be concluded, and the project’s second phase cannot begin. Since February 2017, the Chavimochic consortium has requested the termination of the concession in light of the government’s breach, and the parties are currently in discussions, including for a potential sale of the project. As of December 31, 2017, our investment in this project amounted to US$8.6 million (S/.29 million) and our portion of the performance guarantee amounted to US$9.5 million (S/.31.9 million).

Termination of the Gasoducto Sur Peruano Concession

In September 2015, we entered into a memorandum of understanding to invest US$215 million (S/.722 million) for a 20% stake in GSP, a company that had previously been awarded the concession for the design, construction and operation of the southern gas pipeline, a project to deliver natural gas to the southern region of Peru, particularly to the provinces of Cuzco, Arequipa, Puno and Moquegua. With our 20% investment commitment, an affiliate of Odebrecht owned a 55% interest and an affiliate of Enagás International, S.L. (“Enagas”) owned a 25% interest in GSP. As of the date of this annual report, we have made total investments in the project in an amount of US$243 million (S/.811 million).

On January 24, 2017, the Peruvian government terminated the concession due to GSP’s failure to obtain the required project financing by the stipulated deadline. As a result, we recognized impairment with respect to our investment in GSP and our participation in the related construction consortium (Consorcio Constructor Ductos del Sur).

In accordance with the concession contract, the Peruvian government is required to carry out an auction process to sell GSP’s assets and obtain a new concessionaire within one year of the contract termination, with the funds raised in the sale to be used to pay the existing concessionaire for its investment in the project. The amount of the termination payment is required to be no more than 100% and no less than 72.25% of the net carrying amount (valor contable neto), as defined in the concession contract. Consequently, the auction process should initiate with a base price equivalent to 100% of the net carrying amount. If the auction is unsuccessful in the first round, the government is required to undertake a second round, with a base price equal to 85% of the net carrying amount; and, if the second round is unsuccessful, the government is required to undertake a third round, with a base price equal to 72.25% of the net carrying amount. If a successful bidder is not obtained within one year of the termination of the contract, the termination payment to the existing concessionaire would be 72.25% of the net carrying amount.

The Peruvian Ministry of Energy and Mines announced on April 18, 2017 that the auction process for the new concessionaire of the project assets will be carried out during the first quarter of 2018, notwithstanding the requirements under the concession contract. On April 28, 2017, a third party was appointed, through an adjudication process, as temporary custodian and administrator of the gas pipeline assets until the new bidder is awarded the concession. Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made payment or, to our knowledge, initiated the auction or payment process. Because this payment had not been made, GSP’s right to compensation pursuant to the concession contract should be 100% of the net carrying amount.

In 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims under the concession to the other project partners, Enagás and ourselves. As a result, we and Enagas may be entitled to repayment of our percentage payment under the concession contract prior to Odebrecht. However, on January 3, 2018, Odebrecht commenced arbitration proceedings against us, our subsidiary GyM and Enagás, seeking to invalidate the contractual subordination and certain voting and other arrangements.

As of the date of this annual report, we have made investments in the GSP project of US$243 million (S/.811 million), which we financed in part with borrowings. We have also assumed our proportional obligation to repay the project’s bridge loan in an amount of US$129 million (S/.433 million) and the project’s performance guarantee in amount of US$52.5 million (S/.176 million) and recorded them as other financial liabilities and other accounts payable, respectively, in our consolidated financial statements as of December 31, 2016. We also recorded an account receivable for the same amounts, since we have the right to collect these amounts from GSP. According to our estimates, under the terms of the concession contract, taking into account the subordination arrangement, and based on receiving payment equal to 72.25% of the net carrying amount, in accordance with IFRS, we recorded a provision related to the equity investment in GSP project in the amount of S/.593.1 million (approximately US$176.5 million) to reflect a write-

off of equity value in GSP. Although GSP’s right to compensation pursuant to the concession contract, due to the Peruvian government’s failure to pay, is 100% of the net carrying amount, the company has accounted for 72.25% due to political uncertainty, the bankruptcy process at INDECOPI, and disagreements with the other GSP shareholders. In addition, the gross profit decreased by S/.15.2 million (US$4.5 million) due to the impact of the early termination of the construction consortium (Consorcio Ductos del Sur), in accordance with IFRS. Also, we registered a discount of the related long term account receivable in financial expenses of S/.76.9 million (US$22.9 million). Adding these three effects, plus the deferred tax effect, we had a net impact of S/.498.0 (US$148.2 million) on our income statement for the year ended December 31, 2016.

The following table shows the effects of the termination of the GSP gas pipeline concession on our results of operations for the year ended December 31, 2016.

			GSP Effects
Financial Results	2016 (Millions of Soles)	2016 without GSP effects	Millions of Soles	US$ Millions
Revenues	6,469.6	6,469.6
GROSS PROFIT	603.4	618.6	(15.2)	(4.5)

General Expenses	(399.4)	(399.4)
Other Operational Expenses	(13.3)	(13.3)
Profit from sale of investments in subsidiaries	46.3	46.3
OPERATIONAL INCOME	237.1	252.2

Financial Expenses	(198.3)	(121.4)	(76.9)	(22.9)
Participation in Associates	(589.7)	3.4	(593.1)	(176.5)
Exchange rate difference	(12.5)	(12.5)
PRETAX INCOME	(563.4)	121.7

Taxes	111.8	(75.3)	187.1	55.7
Minority Interests	(58.1)	(58.1)
NET INCOME	(509.7)	(11.7)	(498.0)	(148.2)

EBITDA	(64.4)	543.9	(608.3)	(181.0)

In addition, the termination of the GSP gas pipeline concession has reduced our backlog as of December 31, 2016, by US$855 million, representing 30.2% of our E&C backlog and 21.4% of our total backlog.

The effects of the termination of the GSP gas pipeline concession recorded in our consolidated financial statements as of and for the year ended December 31, 2016 are based on our estimates, based on the terms of the concession contract, taking into account the subordination arrangement, receiving payment equal to 72.25% of the net carrying amount and with the information that we have available to date. The actual impact on our results, however, could change materially from our estimates. Moreover, we cannot assure you that we will receive the government payment provided for under the GSP gas pipeline concession contract on a timely basis or at all.

Investigations

The Lava Jato commission of the Peruvian congress, which was formed in November 2016 to investigate alleged bribes made by Brazilian companies to Peruvian public officials, has initiated congressional inquiries into the company and other construction companies in Peru. These investigations have required certain of the company’s former board members and executive officers to provide testimony at hearings before the commission.

In July 2017, media reports alleged that certain construction companies in Peru, Brazil and Spain, including our company, colluded as a “construction club” to receive public contracts. As a result of these reports, INDECOPI has initiated an investigation regarding the anti-competitive activities of construction companies in Peru, including our company. In July 2017, the Peruvian government conducted a search of our facilities related to these allegations. We have provided the information requested by INDECOPI.

In December 2017, Peruvian prosecutors included José Graña Miró Quesada, the former Chairman of the company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a former board member of the company, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranches II and III), in which we participated. Both were placed in preventive detention and have since been released. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of the company, has also been included in an investigation for the crime of money laundering in connection with the same project.

In December 2017, we received a notification from Peruvian criminal prosecutors seeking to include the company as a criminal defendant in the investigation relating to the IIRSA South project concession (tranches II and III). On March 5, 2018, the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) notified us of its decision to formally include the company and GyM in its criminal investigation. We have appealed the court’s decision to include the company and GyM in the criminal investigation. Separately, the Ad Hoc Prosecutor has also moved to directly include the company as a civilly-responsible third party in connection with the project. A decision from the Peruvian judiciary on whether our company constitutes a civilly-responsible third party remains pending. We cannot assure you that our position in these proceedings will prevail.

On January 12, 2018 criminal prosecutors conducted a search of our facilities regarding the “construction club” investigation. We have provided the information requested by the Ad Hoc Prosecutor and the Peruvian criminal prosecutors. A former employee of GyM has been included in the investigation for collusion. To date, there is no formal investigation of the company. We have provided the information requested by the Ad Hoc Prosecutor.

On February 19, 2018, we also received notice from the Ad Hoc Prosecutor seeking to directly include our subsidiary, GyM S.A., as a civilly-responsible third party in the investigation relating to Tranches 1 and 2 of Line 1 of the Lima Metro. If our subsidiary’s officer or former or current officers are included and convicted, it may be required to pay civil damages to the Peruvian government. A decision from the Peruvian judiciary regarding these matters remains pending, and we cannot assure you that our subsidiary will not be included or that our position would ultimately prevail.

We cannot assure you that other of our former or current board members and executive officers will not be included in the foregoing proceedings as civilly-responsible third parties or criminal defendants as well.

A conviction of corruption or resolutions with government authorities may lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Moreover, our involvement in corruption investigations, and any findings of wrongdoing in such investigations, could further damage our reputation and have a material adverse impact on our ability to compete for business. Such investigations may also adversely affect our ability to pursue strategic projects, and could potentially result in the termination or modification of certain existing contracts or relationships.

Emergency Decree and Subsequent Legislation

On February 13, 2017, the President of Peru issued an emergency decree (decreto de urgencia N° 003-2017), prohibiting groups that have been, or whose officers or representatives have been convicted of, or have admitted to, corruption, money-laundering or similar crimes (whether in Peru or elsewhere) from, among other things, transferring or selling any assets related to investments in Peru, including the proceeds of asset or equity sales, or sending money abroad without a governmental authorization. Section II of Law 30737, promulgated in March 2018 to replace the aforementioned emergency decree, includes companies that have been consortium partners of groups that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes. Our company and our subsidiary GyM are two such companies. The law requires that they: suspend money transfers abroad; implement a compliance program and disclose information to competent authorities; and create a trust of assets to guarantee eventual compensation in favor of the Peruvian government. A Peruvian prosecutor will determine the amount of such guarantee, pursuant to Law 30733. On May 9, 2018, Supreme Decree No. 096-2018-EF was passed, which provides guidelines for such determination. We estimate that we will be required to include in the trust assets worth approximately US$41 million and that our potential liability should not exceed approximately US$51 million, based on the guidelines. We cannot assure you of the amount of this potential liability, nor can we assure you that the company will have sufficient assets to include in the trust. Furthermore, we cannot assure you that these laws will not be expanded, or that subsequent laws will not be passed, that impose further obligations or restrictions on our company and our subsidiaries.

Strategic Action Plan

In response to the recent events described above, we have instituted a multi-step strategic action plan that we are currently in the process of implementing.

Negotiation with Creditors

We have renegotiated three debt instruments related to GSP as follows:

•	Syndicated Loan Related to our Equity Investment in GSP: As a result of the termination of the GSP gas pipeline concession, our syndicated loan used to finance our equity investment in GSP became due. The principal amount outstanding under our syndicated loan was US$150 million (S/.504 million) as of December 31, 2016, and is US$76.3 million (S/.256.45 million) as of the date of this annual report. On June 27, 2017, we entered into an amendment to the credit agreement. According to the terms of the amendment our syndicated loan matures on 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment. The syndicated loan continues to accrue interest at LIBOR plus 4.90% per year. In addition, we are prohibited from paying dividends until the loan is repaid in full. Also, we have provided additional security interests, including: (i) a first lien on our shares of GyM and Concar; (ii) a second priority lien on our shares of Almonte; (iii) a first lien on certain real estate properties in Surquillo; (iv) liens on certain related amounts; (v) a second priority lien on our shares of CAM and CAM Servicios del Perú S.A.; and (vi) a first lien on cash flows from the sale of certain assets. For additional information on our syndicated loan, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources”;

•	Proportional guarantee of the GSP Bridge Loan: As a result of the termination of the GSP gas pipeline concession, our proportional guarantee of the GSP bridge loan became due. As of December 31, 2016, there was US$129 million (S/.433.3 million) of principal amount outstanding under our corporate guarantee. As of the date of this annual report the principal amount outstanding under the GSP bridge loan has been entirely paid. On June 27, 2017 we entered in a new, US$78.7 million (S/.264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to repay the GSP bridge loan. The new term loan matures on 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the closing date. The term loan accrues interest at LIBOR plus 4.50% per year, which will increase to 5.00% during the second year and to 5.50% during the third year. In addition, we will be prohibited from paying dividends until our guarantee is repaid in full. Also, we have provided the following security interests to secure repayment of the term loan: (i) a first lien on our rights to receive the termination payment derived from the GSP termination, (ii) a second priority lien on our shares of GyM and Concar; (iii) a second priority lien on our shares of Almonte; (iv) a second priority lien on certain real estate properties in Surquillo; (v) a second priority lien on our shares of CAM and CAM Servicios del Perú S.A.; and (vi) a first lien on cash flows from the sale of certain assets. As of the date of this annual report, there is US$72.4 million outstanding on the term loan; and

•	Proportional Repayment Obligations under the GSP Performance Guarantee: As a result of the termination of the GSP gas pipeline concession, the government exercised the GSP performance guarantee. As of December 31, 2016, we had US$52.5 million (S/.176.4 million) in obligations outstanding and, as of the date of this annual report, we have US$15.6 million (S/.52.55 million) in obligations outstanding. On March 31, 2017, we renegotiated the terms of our repayment obligations owed to Chubb Insurance Company regarding our proportional share of the performance guarantee issued in connection with the GSP gas pipeline concession. The new terms required repayment by March 31, 2018, extended until June 30, 2018, with interest accruing at 6% per year, and provide a security interest over our shares in CAM and over the cash flows from the sale of certain assets.

•	In addition, in July 2017, we entered into a financial stability framework agreement with certain banks providing for new lines of credit to support our financial stability and liquidity. In April of 2018, we repaid US$79.3 million of the facility with the proceeds of the sale of Stracon and as of the date of this annual report we had US$76.9 million outstanding. For more information, see “—Liquidity and Capital Resources—Indebtedness.”

We are currently in default of certain of the covenants under these financial instruments. For more information, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

Asset Sales

In order to strengthen our liquidity and financial flexibility, particularly in the event of potential delays in receiving the government payment contemplated under the GSP gas pipeline concession contract, and make payments on our debt related to the GSP project, our board has approved the sale of non-strategic assets in the amount of up to US$350 million (S/.1,176 million) in proceeds.

As of the date of this annual report, we have entered into the following transactions:

•	Sale of Cuartel San Martin: On February 3, 2017, our subsidiary Viva GyM sold all of its interests in the Cuartel San Martin real estate project, which represented a 50% stake in the project, to its partner Urbi Propiedades S.A. for US$50 million (S/.163 million);

•	Sale of Promoción Inmobiliaria del Sur: On February 24, 2017, our subsidiary Viva GyM sold all of its interests in Promoción Inmobiliaria del Sur S.A. (PRINSUR), which owns undeveloped land located in Lurin, representing 22.5% of the share capital, to its partner Inversiones Centenario S.A.A. for US$25 million (S/.81 million);

•	Sale of Shares in Red Eagle Mining Corporation: In February and March 2017, our subsidiary Stracon GyM sold shares of Red Eagle Mining Corporation, representing 9.97% of the share capital, in a stock exchange transaction for US$13.3 million (S/.43.0 million). Stracon GyM continues to own 2.70% of the share capital of Red Eagle Mining Corporation;

•	Sale of our Interest in COGA: On April 24, 2017, we sold our 51% interest in COGA to our partners Enagas and Carmen Corporation for a price of US$21.5 million (S/.69.8 million). COGA is in charge of the operation and maintenance of TGP, the trans-Andean gas pipeline from Camisea to the Pacific coast in Peru;

•	Sale of our Interest in GMD: On June 6, 2017, we sold our 89.19% interest in GMD, our IT services subsidiary, to Advent International for a price of US$84.7 million (S/.276.9 million);

•	Sale of the building Petit Thouars: On September 29, 2017, we sold a building located in block 49 of Petit Thouars Avenue to VOLCOMCAPITAL Deuda Perú for a price of US$20.5 million (S/.68.9 million);

•	Sale of Interest in Stracon GyM: On April 11, 2018, we sold our 88% interest in Stracon GyM for a price of US$77 million (S/.249 million); and

•	Sale of Almonte Properties. On March 22, 2018, Almonte signed an agreement to sell certain properties owned by Almonte related to the “Almonte” industrial and logistics center project for a price of US$100 million.

Internal Investigation

In light of the recent events described above, we conducted an internal investigation led by external counsel with respect to our participation in consortia with Odebrecht. The new Risk, Compliance and Sustainability Committee of our board of directors was charged with monitoring the progress of the internal investigation. The internal investigation identified no evidence to conclude that any company personnel engaged in bribery in connection with any of the company’s public projects in Peru with Odebrecht or its subsidiaries, or that any company personnel was aware of or knowingly participated in any corrupt payments made in relation to such projects.

Strengthening of Anti-Corruption Program

We have approved a plan to continue strengthening our anti-corruption compliance program. This has included the creation of a Risk, Compliance and Sustainability Committee of our board of directors, the creation of a Corporate Risk and Compliance Function, the hiring of a Chief Risk and Compliance Officer, and the reinforcement of our procedures related to the third-party risk evaluation and mitigation.

New CEO, New Board of Directors and Board Committee

On February 27, 2017, our former chairman of the board, our former CEO and board member, and our board member and the former chairman of the board of our subsidiary GyM resigned from their positions.

Effective March 2, 2017, we appointed a new CEO. On March 31, 2017, our shareholders at the annual shareholders’ meeting appointed a new board of directors, replacing seven of our nine existing directors. For more information, see “Item 6. Directors, Senior Management and Employees.”

Securities Class Action

Two securities class action complaints have been filed against us and certain of our current and former executive officers in the Eastern District of New York during the first quarter of 2017. These complaints are consolidated into a single class action. We believe that we have meritorious defenses to the claims asserted, and we intend to defend ourselves vigorously in these matters.

Restatement of Financial Results for Fiscal Year 2015

As more fully described in “Item 16.F. Change in Registrant’s Certifying Accountant,” we appointed Moore Stephens to re-audit our financial results for fiscal year 2015. The previously issued consolidated financial statements of the company for the 2015 fiscal year (and the related audit opinion) included in the company’s annual report on Form 20-F for the year ended December 31, 2015 should not be relied upon. The restatement of the 2015 fiscal year has resulted in certain significant changes to the company’s consolidated financial statements. For more information on the effects of the restatement, see note 2.30 to the company’s consolidated financial statements included in this annual report.

Factors Affecting Our Results of Operations

General

Peruvian, Chilean and Colombian Economic Conditions

80.1%, 72.9%, and 72.6% of our revenues in 2014, 2015 and 2016 were derived from activities in Peru. Accordingly, our results of operations are substantially affected by economic conditions in the country and our growth is driven in significant part by growth in the Peruvian economy. In addition 14.4%, 12.1%, and 12.13% of our revenues in 2014, 2015 and 2016 were derived from activities in Chile. We commenced operations in Colombia in December 2014, and 9.3% and 9.4% of our revenues in 2015 and 2016, respectively, were derived from activities in Colombia.

The Peruvian real GDP has grown at an average rate of 3.2% during the three years from 2014 to 2016. With increasing disposable income and an expanding middle class, private consumption grew at an average annual rate of 4.8% in real terms from 2014 to 2016. In 2014, 2015 and 2016 private investment decreased at an average rate of 2.1%, 4.1% and 6.1%, respectively, in real terms, primarily due to lower investment in mining. Inflation in Peru, as measured by the change in the consumer price index, was 3.2% in 2014, 4.4% in 2015 and 3.2% in 2016. The sol depreciated versus the U.S. dollar by 6.9% in 2014 and 14.2% in 2015, and appreciated by 1.6% in 2016. Peru’s sovereign debt has been rated investment grade by S&P, Fitch and Moody’s. At the end of 2016, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB+ by S&P (August 2013) and Fitch (October 2013), and A3 by Moody’s (July 2014).

The Chilean economy grew at an average annual rate of 1.9% during the three years from 2014 to 2016 in real terms. Total fixed investment declined at an annual average rate of 2.1% in real terms during the three years from 2014 to 2016. Inflation in Chile, as measured by the change in the consumer price index, was 4.6% in 2014, 4.4% in 2015 and 2.7% in 2016. The Chilean peso depreciated versus the U.S. dollar by 16.0% in 2014 and 16.5% in 2015, and appreciated by 5.7% in 2016. Chilean sovereign debt has the highest rating in the South America region, rated AA- by S&P (January 2017), Aa3 by Moody’s (July 2016) and A+ by Fitch (December 2016).

The Colombian real GDP grew at an average annual rate of 3.2% during the three years from 2014 to 2016. Inflation has increased during recent years, with inflation of 3.7% in 2014, 6.8% in 2015 and 5.8% in 2016. The Colombian peso depreciated against the U.S. dollar by 24.2% in 2014, 31.6% in 2015, and appreciated by 4.7% in 2016. Colombia’s sovereign debt was rated BBB by Fitch in March 2017 and S&P in February 2016, and Baa2 by Moody’s in July 2014.

From 2012 to 2016 our revenues grew at a compound annual growth rate (CAGR) of 3.7% ((0.3)% excluding acquisitions). Our organic revenues decreased 22.7% in 2016 from 2015, principally as a result of lower activity levels in our E&C segment in 2016.

Fluctuations in Exchanges Rates

We estimate that in 2016, 46%, 33% and 21% of our revenues were denominated in soles, U.S. dollars and other currencies respectively, while 55%, 22% and 23% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2016, 46.7%, 45.6% and 7.6% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. Accordingly, fluctuations in the value of these currencies can materially affect our results of operations. When the sol appreciates against the U.S. dollar, our operating margins tend to decrease; when the sol depreciates against the U.S. dollar, our operating margins tend to increase (if everything else were held equal). Conversely, the appreciation of the sol against the U.S. dollar tends to decrease our indebtedness and financial expenses as expressed in soles; and the depreciation of the sol against the

U.S. dollar tends to increase our indebtedness and financial expenses as expressed in soles. We enter into derivatives, from time to time, to hedge part of our financial exposure to currency fluctuations. The value of the sol to the U.S. dollar depreciated in 2014 and 2015, and appreciated slightly in 2016, which impacted our results of operations. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rates.”

We have included estimates of the approximate effects of fluctuations in exchange rates on our consolidated and segment revenues and costs of sales in “—Results of Operations.” These estimates were calculated based on daily average exchange rates and estimated aggregate revenues and cost of sales denominated in U.S. dollars, Chilean pesos and Colombian pesos, and were not calculated on a transaction by transaction basis. For additional information on the effect of exchange rate fluctuations on our results of operations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk.”

Cost of Labor, Third-Party Services and Inputs

The largest components of our costs are: labor, which in 2016 represented 26.3% of our cost of sales and 61.0% of our administrative expenses; services provided by third parties, which in 2016 represented 40.6% of our cost of sales and 27.9% of our administrative expenses; and inputs (including raw materials), which in 2016 represented 16.1% of our cost of sales. For a breakdown of our cost of sales and administrative expenses, see note 27 to our audited annual consolidated financial statements included in this annual report.

Our cost of labor is influenced by, among other factors, the number of our employees, as well as inflation, competition we face for personnel in each of our business segments and the availability of qualified candidates. From 2014 to 2015 our personnel charges increased by 14.2% and from 2015 to 2016 our personnel charges decreased by 27.4%. Services provided by third parties include: subcontracting in our E&C segment, such as carpentry work; advisory and consultancy work, including external audit and legal services; and renting of equipment. From 2014 to 2015 our costs related to services provided by third parties increased by 38.9% and from 2015 to 2016 our costs related to services provided by third parties decreased by 18.5%. The principal inputs we use are fuel, cement and steel, which in the aggregate represented 18% of our total input costs in 2016. Our costs for these inputs are affected by, among other factors, the growth or decline of our operations, market prices, including global prices in the case of fuel, and transportation costs. We do not have long-term contracts for the supply of our key inputs. From 2014 to 2015, our input costs decreased by 4.7% and from 2015 to 2016, our input costs decreased by 13.9%. Our cost of labor, third-party services and inputs decreased in 2016 primarily due to lower activity levels in our E&C segment.

Acquisitions and Dispositions

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

In December 2014, we also acquired 51% of the share capital of Tecgas, which holds 100% the share capital of COGA for a total of S/.75.8 million (US$25.4 million). This investment included goodwill resulting from the purchase amounting to S/.61.4 million. COGA is a jointly controlled entity and accordingly we reflected its results in “Share of the profit or loss in associates and joint ventures under the equity method of accounting.” On April 24, 2017, we sold our 51% interest in COGA to our partners Enagas and Carmen Corporation for a price of US$21.5 million (S/.69.8 million). For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

In August 2015, we acquired 44% of Adexus S.A., an information technology firm in Chile, for an approximate value of US$13.8 million (S/.44.1 million) through a participation in a capital increase. In January 2016 we acquired an additional 8% stake in Adexus for an approximate value of US$2.5 million (S/.8.3 million), and in August 2016 we increased our stake in Adexus to 91% for an approximate value of US$4.2 million (S/.14 million).

In September 2015, we acquired a 20% participation in the shareholder´s equity of Gasoducto Sur Peruano, the concessionaire of the southern gas pipeline project for a total of US$215 million (S/.722 million). In addition, our subsidiary GyM S.A. participates with a 29% stake in the construction consortium for this project (Consorcio Ductos del Sur), which represented approximately US$1.0 billion of our backlog as of December 31, 2015. The GSP gas pipeline concession was terminated on January 24, 2017, and as a result, we recognized impairment with respect to our investment in GSP and our participation in the related construction consortium (Consorcio Constructor Ductos del Sur). For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

As of the date of this annual report, in order to strengthen our liquidity and financial flexibility, particularly in the event of potential delays in receiving the government payment contemplated under the GSP gas pipeline concession contract, and make payments on our debt related to the GSP project, our board has approved the sale of non-strategic assets in the amount of up to US$350 million (S/.1,176 million) in proceeds. For a detailed description of the sale of these non-strategic assets, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

Internal Control over Financial Reporting

In 2016, we identified material weaknesses regarding our internal control over financial reporting. For more information, see “Item 3. Key Information— D. Risk Factors —We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal control or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.” and “Item 15. Controls and Procedures.”

Engineering and Construction

The principal driver of our E&C results is economic growth in Peru, particularly private and public investment in the country’s mining, power, oil and gas, transportation, real estate and other infrastructure sectors. See “—Peruvian and Chilean Economic Conditions.”

Appropriate pricing and budgeting of our engineering and construction projects is also key to our results of operations in our E&C segment and can be affected by such factors as competition, direct negotiations with clients as opposed to competitive bidding processes, the accuracy of our estimation of project costs and unexpected cost overruns. The types of contracts in this segment consist of cost-plus fee, unit price, lump-sum and EPC contracts. For a description of our E&C contracts, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts.” The nature of our contractual arrangements can affect our margins, both because, depending on the type of contract, the burden of cost overruns may be placed on the client or on us, and because certain contractual arrangements tend to have lower gross margins. For the years from 2014 to 2016, our E&C segment has trended towards more contractual arrangements based on cost—plus fee and EPC contracts. The types of contractual arrangements we enter into in our E&C segment vary significantly from period to period.

During 2015, we suffered losses of S/.138.2 million from a dispute with respect to an E&C contract with Hochschild Mining for the Inmaculada mining project, which affected our operating results. The dispute was terminated in August 2015, and we expect no further losses to be incurred on account of this project. Additionally, we incurred losses for a total amount of S/.59.7 million because of the cancellation of the El Nuble hydroelectric project, for which our subsidiary Vial y Vives was carrying on civil works in Chile. As a consequence of the cancellation of this project, we also wrote down US$155 million of our consolidated backlog. We expect no further losses to be incurred on account of this project. Delays in obtaining payments from our E&C clients during 2015, in particular in the mining sector, increased financing needs for working capital. We managed to stabilize working capital requirements by the end of 2015.

During 2016, we suffered lower activity levels in our E&C segment due to the completion of two large mining projects at the end of 2015 (Las Bambas and Cerro Verde). These lower activity levels were not fully compensated by new works at the GSP gas pipeline project in Peru and, to a lesser extent, works in Chile and Colombia. Additionally, Stracon GyM completed one mining services contract for our E&C segment, which was not renewed, and had another contract reduced in scope. The 2016 presidential elections in Peru and the subsequent change in administration also contributed to lower activity levels in our E&C segment during 2016. Activity levels in our E&C segment remained low during 2017.

Infrastructure

Traffic and Fees for Toll Roads

The majority of our toll roads revenues derive from the Norvial concession. Unlike our other toll road concessions, our revenues from the Norvial concession depend on traffic volume. Traffic volume on the Norvial road increased 6.6% from 2014 to 2015 and 7.1% from 2015 to 2016 (based on vehicle equivalents, as defined in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial”) and such increases are largely driven by economic activity levels in Peru. For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that takes into account the sol/U.S. dollar exchange rate and Peruvian and United States inflation. Under our Survial and Canchaque road concessions, our revenues consist of annual fees paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the roads, which can vary depending on the amount of road maintenance required due to road wear and tear.

Under the Norvial concession, we are required to expand certain stretches of the highway, by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage started on April 2014 and is expected to be completed by July 2018 due to delays in the government’s delivery of lands required for the project. We estimate that Norvial’s capital investment for the second stage will be approximately US$95 million (S/.319.2 million).

Mass Transit

We generate revenue from our Lima Metro concession based on kilometers travelled per train, with the fee per kilometer, the number of trains required to be in operation and the number of kilometers that we are required to travel established by the terms of the concession. Our revenues do not depend on passenger traffic volume. Our results in this concession between 2014 and 2016 were influenced by the timely acquisition, set up, reliability and proper operation of our trains as well as by the timing of the government’s completion of the 12.1 kilometer second stretch of Line One. We currently have all 24 trains in operation (including two backup trains). In addition, the second tranche of Line One was completed in the third quarter of 2014. As of December 31, 2016, GyM Ferrovías has spent a total of US$196 million (S/.659 million) in capital expenditures in connection with the Lima Metro.

On July 11, 2016, we entered into the fourth addendum to the Lima Metro concession contract in order to expand the transportation capacity of Line One. In accordance with the fourth addendum, the expansion project involves: (i) the purchase of 20 new trains with five-car from Alstom; (ii) the purchase of 39 new cars from Alstom, to be coupled with the 19 existing Alstom trains and 20 new Alstom trains, resulting in a consolidated fleet of 39 Alstom trains with a six-car configuration; and (iii) the expansion and improvement of the existing infrastructure, including revamping and improvement of five stations, improvements in the electrical systems, a new access route to the maintenance workshop and new switches on the main track.

Energy

A part of the revenues in our Infrastructure segment depends on global prices for oil. Under our hydrocarbon extraction service contracts, we are entitled to a variable fee, which is based on the level of production of each field and a basket of international crude oil prices. Under our contracts, we acquire the extracted hydrocarbons and pay royalties, which are also based on a basket of international crude prices and the level of production. Historically, oil prices have been volatile and are likely to be volatile again in the future. During 2014, 2015 and 2016 average Brent crude prices were approximately US$99.02, US$52.46, and US$43.55 per barrel and the average fee we received in these years was US$77.33, US$45.59, and US$38.54 per barrel of extracted oil, respectively. During the first quarter of 2018, the Brent crude price was approximately US$68.81 per barrel and our fee was approximately US$64.37 per barrel of extracted oil. Because our activities are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, approximately 100 years in the case of Block III, approximately 95 years in the case of Block IV and for over 50 in the case of years Block V, our oil production depends primarily on the level of our drilling and production activities.

Our Pariñas gas processing plant has a long-term delivery and gas processing and fractionation contract with Empresa Eléctrica de Piura S.A. (“EEPSA”), a thermal power generation subsidiary of the Endesa group. Under this contract, EEPSA delivers natural gas that it purchases from onshore and offshore gas producers in the Talara area. We are responsible for all operating costs of the gas processing plant but are entitled to keep revenues from the sale of all resulting natural gas liquids to third parties after delivery of all dry gas and payment of a variable royalty to EEPSA. Approximately 75% of the total volume of natural gas processed by our Pariñas gas processing plant depend upon gas volumes demanded by EEPSA for its gas-fired turbines, which can vary significantly. The other 25% of the volume of natural gas is extracted from our Block I. Prices for natural gas liquids can also fluctuate significantly and are affected by market prices for crude oil. We processed 27.3 MMcf per day during 2014, 31.7 MMcf per day during 2015 and 33.2 MMcf per day during 2016. These volumes vary per month and depend upon the power dispatch curve of EEPSA among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by EEPSA are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher.

In connection with our fuel storage terminal business, under three operation contracts with Petroperu, we receive revenues related to monthly reserved volume in storage tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). These fees are adjusted annually to account for U.S. inflation. Our fuel storage activities in the North and Central terminals are carried out under 20-year contracts, which expire in 2034. Our contract for the operation of the South terminals was to expire in August 2017 but was extended for an additional year until August 2018.

Awarding and Timing of Infrastructure Concessions and Government Contracts

The results of operations of our Infrastructure segment are affected by our ability to win new concessions and government contracts, which depend in part on government policies and our ability to compete effectively. As of December 31, 2016, we have seven concessions as well as long-term government contracts in this segment. These include the concession for Via Expresa Sur, for which contract negotiations are currently stalled, and the concession for Chavimochic, for which Chavimochic has requested the termination of the concession in light of the government’s failure to deliver the required lands for the project. Joint operations in which we participate have been awarded one additional concession for Via Expresa Javier Prado for the expansion of another major highway within the city of Lima. We cannot assure you that we will be able to negotiate the pending concessions on favorable terms or at all. A consortium led by Odebrecht Latinvest, in which we acquired a 20% stake in September 2015, was awarded the concession for the southern gas pipeline project in July 2014, however, the GSP gas pipeline concession was terminated by the Peruvian Ministry of Energy and Mines on January 24, 2017. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

Real Estate

The results of operations of our Real Estate segment are driven by the number of units we develop and deliver in a reporting period, our mix of unit sales (affordable housing versus housing), unit prices, land purchase prices and our costs of construction. These results are also affected by a number of factors that may impact the Peruvian real estate sector as a whole, including: the availability of government subsidies for affordable housing; prices of suitable land in particular areas; regulation of real estate development imposed by national, regional and local laws and regulators, and the time required to obtain applicable construction permits and licenses; the unemployment rate and wage levels; prevailing interest rates and availability of financing; the supply in the market; the level of customer interest in our new projects; and our costs, such as the price of labor, materials, insurance, taxes and other public charges. We delivered 831, 835, and 934 units in 2014, 2015 and 2016, respectively.

The results of operations of our Real Estate segment are also significantly affected by our sales of land parcels. Due to the appreciation of land prices in Peru, and because we record our land holdings at book value (i.e., without marking to market), our recent land sales have resulted in high margins. Our board has approved the sale of non-strategic assets and, consequently, we have sold our interests in certain real estate projects as fully described in “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

Our results in the operation and maintenance of infrastructure assets depend on our ability to obtain contracts from the government or infrastructure concessionaires, such as those in our Infrastructure segment, which depend on government policies and our ability to compete effectively. We had one of the contracts with a regional government terminated in 2014, which impacted our results of operations for the year. In 2015, we obtained four new contracts (Sullana, La Merced, Iacapal and Bappo) and in 2016 two new contracts (Chiquibambilla and Chincaypuijio) each with Provías Nacional. We typically obtain higher revenues from these contracts during the commencement of services as we bring the road to proper operating condition, and lower revenues at the end of the contract term as services wind down.

Critical Accounting Estimates and Judgments

For information on critical accounting estimates and judgments, see note 4 to our audited annual consolidated financial statements included in this annual report.

New Accounting Pronouncements, Amendments and Interpretations

For information on new accounting pronouncements, amendments and interpretations, see note 2.30 to our audited annual consolidated financial statements included in this annual report.

Results of Operations

General

Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies

Results of our subsidiaries, joint operations, joint ventures and associated companies are reflected in our financial results. We refer to our subsidiaries as those entities over which we exercise control. We consolidate the results of our subsidiaries in our financial statements and we reflect the profit corresponding to the minority interests in our subsidiaries under “profit attributable to non-controlling interests” in our income statement. Our consolidation of the results of our subsidiaries include subsidiaries in which we have less than 50% of the equity. We refer to business activities in which we share control with unrelated entities as joint arrangements, including joint operations and joint ventures, which are typically conducted through an agreement with a third party to carry out specific projects. We contribute our assets to these projects and derive revenue from their use. In our financial statements we recognize, in relation to our interest in a joint operation, our assets and liabilities, including our share of any asset or liability we hold jointly with our partner, as well as our share of revenue and expense from the joint operation. We refer to our associated companies as those entities over which we have significant influence but do not control. We reflect the results of our associated companies and joint ventures under the equity method of accounting in our financial statements under the line item “share of the profit and loss in associates” in our income statement. For further information, including a list of our subsidiaries, joint operations, joint ventures and associated companies, see notes 5a, 5c and 15 to our audited annual consolidated financial statements included in this annual report.

Intersegment Transactions

Some of our segments from time to time provide services to our other segments. In 2016, we obtained 5.2% of the revenues in our E&C segment from the construction of La Chira waste water treatment plant and the second stage of the highway at Norvial for our Infrastructure segment and the construction of real estate for our Real Estate segment; 37.7% of the revenues in our operation and maintenance of infrastructure assets line of business derived from services provided to Norvial, Survial, Canchaque and the Lima Metro; and 6.6% of the revenues in our IT services line of business derived from IT and outsourcing services provided to several of our other lines of businesses. Accordingly, in such circumstances, the segment providing services recognizes revenues and the segment receiving such services recognizes costs of sales relating to the services provided. For example, in the case of La Chira, in which our E&C segment provides services to our Infrastructure segment, our E&C segment recognizes revenues and our Infrastructure segment recognizes costs of sales with respect to the fees charged by our E&C segment for those services. In consolidation, these intersegment revenues and cost of sales are eliminated in our financial results. Nonetheless, our Infrastructure segment, in particular, may recognize gross profits or losses based on the difference between the fees the segment charges in accordance with concession terms and costs it incurs relating to services provided by our other segments. For more information on our segments, see note 7 to our audited annual consolidated financial statements.

Engineering and Construction

We obtain revenues in our E&C segment from the engineering and construction services we provide to our clients, which we recognize under the percentage-of-completion method of accounting. For further information, see note 2.25 to our audited annual consolidated financial statements included in this annual report. We receive unrestricted client advances in a substantial majority of our E&C projects, on average equal to approximately 12% of the contract price in 2016, which we record as an account payable. We typically invoice our clients on a periodic basis as each project progresses, deducting from the related advances on a proportional basis. For further information, see note 21 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in our E&C segment includes labor, subcontractor expenses, materials, equipment, and project-specific general expenses.

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

(2) Mass Transit: We obtain revenues from our Lima Metro concession based on a tariff per kilometer traveled by our trains in operation in accordance with a schedule established in our concession agreement, which we recognize in the period in which the services are performed. Under the concession, the tariff is comprised of three components: (i) fees related to our operation and maintenance services; (ii) fees related to the Peruvian government’s repayment of the amounts we invest to purchase trains, ongoing capital expenditures and other infrastructure for the Peruvian government; and (iii) fees related to interest we charge to the Peruvian government in connection with the amounts we invest to purchase such trains, ongoing capital expenditures and other infrastructure. In 2016, the fees related to items (i), (ii) and (iii) were S/.166.1 million, S/.9.4 million and S/.42.4 million, respectively. We only recognize in our income statement the portion of the tariff that relates to items (i) and (iii) We record the amounts paid by us that relate to item (ii) as long-term accounts receivables from the Peruvian government. Accordingly, tariff payments received relating to item (ii) reduce our accounts receivables but do not impact our income statement, and we do not amortize our investments in our income statement as our investment in the concession is recorded as an account receivable with the government rather than a depreciable investment.

We entered into the fourth addendum to the Lima Metro concession contract on July 11, 2016, in order to expand transportation capacity. In accordance with the fourth addendum, the expansion project will involve: (i) the purchase of 20 new trains; (ii) the purchase of 39 new cars; and (iii) the improvement and expansion of the existing infrastructure. As compensation for the investments of the expansion project, we will be entitled to receive the following: (i) an advance payment of 30% of each investment component; and (ii) the balance of 70% of each investment component, compensated through the annual payment for additional investments (pago anual por inversiones complementarias). We register the estimated compensation related to the direct cost in the income statement, plus a margin in the same period. In 2016, the income related to the investment components was S/.32.1 million.

For further information, see note 10 to our audited annual consolidated financial statements included in this annual report. Cost of sales for the Lima Metro include fees paid to third parties (primarily our E&C segment, our subsidiary Concar and other subcontractors) for construction and operation and maintenance services, energy, and our financing costs related to the purchase of trains.

(3) Water Treatment: We obtain revenues from the engineering design and construction of La Chira waste water treatment plant, which we recognize based on the percentage-of-completion method of accounting. Once the plant began operating in August 2016, we obtain revenues only for operation and maintenance services, which we recognize in the period in which the services are performed. During the construction phase, cost of sales for La Chira included fees paid to third parties, primarily our E&C segment, for engineering and construction services. During the operation phase, cost of sales for La Chira include personnel charges and maintenance of infrastructure.

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

Real Estate

We obtain revenues in our Real Estate segment from sales of affordable housing and housing units, commercial buildings and land parcels, which we recognize at the time of delivery of the unit or building and, in the case of land parcels, at the time of the sale. We typically pre-sell our affordable housing and housing units prior to and during construction, and use the related proceeds we receive to finance the construction of the units. These pre-sale funds are restricted and released from escrow to us periodically as construction progresses. Our Real Estate cost of sales includes the cost to purchase land, costs of architectural design and construction (which usually includes payments to third parties, primarily our E&C segment), licensing and permit costs, personnel costs, and fees to third parties related to sanitation or electrical engineering. In 2016, our cost of land that is allocated to units delivered during these periods amounted to S/.45 million. We recognize land purchases as inventory, and, accordingly, do not mark-to-market the value of our land for changes in fair value. For further information, see note 14 to our audited annual consolidated financial statements included in this annual report.

In our Real Estate segment, we have significant net profit attributable to non-controlling interests. We hold a significant portion of our land bank through Almonte in which we have a 50.4% interest, and we consolidate Almonte’s results in our financial statements. In addition, we undertake a significant number of our real estate projects through entities in which we may have a majority interest, co-equal interest or minority interest; when we have control over these entities, we consolidate their results in our financial statements regardless of whether we own a majority of the capital. Furthermore, in connection with our affordable housing projects, we generally partner with real estate investment funds and insurance companies that provide between 60% and 70% of the total capital required to purchase the land and cover certain pre-construction costs in exchange for equity in the project. Although we typically own a minority interest in these projects, we consolidate their results in our financial statements because we exercise control over the project. Accordingly, we reflect the profit corresponding to our real estate partners under net profit attributable to non-controlling interests in our income statement. See “—Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies.”

Technical Services

In our Technical Services segment, we recognize revenues and cost of sales as follows:

(1) Operation and Maintenance of Infrastructure Assets: We obtain revenues from our operation and maintenance of infrastructure assets line of business for the operation and maintenance services we provide to the government and concessionaires (currently concessions within our Infrastructure segment), which we recognize in the period in which the services are performed. We receive unrestricted advances with respect to our service contracts with the government, that vary from approximately 10% to 30% of the contract price, which we record as an account payable. We typically invoice our clients on a periodic basis as the project progresses, deducting from the related advances on a proportional basis. For further information, see note 21 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in this line of business includes personnel costs, services provided by third parties, machinery and other materials (primarily trucks), and depreciation of equipment utilized to provide services. Beginning on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment.

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

Comparison of Results of Operations of 2015 and 2016

The following table sets forth the components of our consolidated income statement for 2015 and 2016.

	Year ended December 31,
	2015 Restated	2016	Variation
	(in millions of S/.)%
Revenues	7,815.5	6,469.6	(17.2)%
Cost of sales	(7,165.5)	(5,866.2)	(18.1)%

Gross profit	650.0	603.4	(7.2)%
Administrative expenses	(413.4)	(399.4)	(3.4)%
Other income (expenses)	57.4	(12.6)	(122.0)%
Other (losses) gains, net	(0.1)	(0.7)	NM
Profit from sale of investments	(8.3)	46.3	NM

Operating profit	285.6	237.0	(17.0)%
Financial (expense) income, net	(138.7)	(210.8)	(52.0)%
Share of profit and loss in associates	7.7	(589.7)	NM

Profit (loss) before income tax	154.6	(563.5)	NM
Income tax	(99.0)	111.8	NM

Net profit (loss)	55.6	(451.7)	NM
Net profit (loss) attributable to controlling interest	7.1	(509.7)	NM
Net profit attributable to non-controlling interest	48.5	58.1	19.8%

Revenues

Our total revenues decreased by 17.2%, or S/.1,345.9 million, from S/.7,815.5 million for 2015 to S/.6,469.6 million for 2016. Revenues decreased due mainly to lower revenues in our E&C segment as a result of the completion of two large mining projects at the end of 2015 (Las Bambas and Cerro Verde), which were not fully compensated by new works at the GSP project in Peru and, to a lesser extent, works in Chile and Colombia. The 2016 presidential elections in Peru and the subsequent change in administration also contributed to lower activity levels in our E&C segment during 2016. Additionally, Stracon GyM completed one mining services contract for our E&C segment, which was not renewed, and had another contract reduced in scope. On the other hand, in the Infrastructure segment, revenues decreased mainly due to the timing of works on the second stage of the Norvial toll road and lower amount of maintenance works on the Survial highway. This reduction is partially offset by: the increase in revenues in the Real Estate segment, which is the result of the sale of land in Almonte for S/.97.0 million in 2016 compared to S/.12.0 million in 2015, as well as by more units delivered in 2016 (938 units versus 835 units in the previous year), and the increase in revenues of the Technical Services segment due to the consolidation of Adexus acquisition as of August 2016 and higher revenues in CAM for the new contracts awarded during the year.

The following table sets forth a breakdown of our revenues by segment for 2015 and 2016.

	Year ended December 31,
	2015 Restated		2016		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	5,829.4	74.6	4,159.5	64.3%	(28.6)%
Infrastructure	1,018.3	13.0	912.1	14.1%	(10.4)%
Real Estate	215.8	2.8	411.5	6.3%	90.7%
Technical Services	1,152.5	14.7	1,401.8	21.7%	21.6%
Corporate	70.5	0.9	62.1	1.0%	(11.9)%
Eliminations	(471.0)	(6.0)	(477.4)	(7.4)%	1.3%

Total	7,815.5	100.0	6,469.6	100.0%	(17.2)%

Cost of Sales

Our total cost of sales decreased by 18.1%, or S/.1,299.3 million, S/.7,165.5 million for 2015 to S/.5,866.2 million for 2016. This decrease is mainly due to the reduction of revenues.

Gross Profit

Our gross profit decreased by 7.2% or S/.46.6 million, from S/.650.0 million for 2015 to S/.603.4 million for 2016. Our gross margin (i.e. gross profit as a percentage of revenues) for 2016 was 9.3% compared to 8.3% for 2015. In 2015 gross profit was impacted by losses incurred from a dispute with respect to an E&C contract with Hochschild Mining for the Inmaculada mining project and losses incurred because of the cancellation of the El Nuble hydroelectric plant project, for which our subsidiary Vial y Vives was carrying on civil works in Chile. In 2016, gross profit was impacted by the early termination of GSP construction consortium in our E&C segment and partially offset by the profit generated by the sale of land of Almonte in our Real Estate segment. During 2016, gross profit was also impacted in our Infrastructure segment by the decrease in oil price.

The following table sets forth a breakdown of our gross profit by segment for 2015 and 2016.

	Year ended December 31,
	2015 Restated		2016		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	312.8	48.1	224.6	37.2	(28.2)%
Infrastructure	184.8	28.4	166.1	27.5	(10.1)%
Real Estate	51.8	8.0	136.5	22.6	163.5%
Technical Services	178.3	27.4	171.8	28.5	(3.6)%
Corporate	(7.0)	(1.0)	(0.2)	0.0	(97.1)%
Eliminations	(70.7)	(10.9)	(95.5)	-15.8	35.3%

Total	650.0	100.0	603.3	100.0%	(7.2)%

Administrative Expenses

Our administrative expenses decreased by 3.4%, or S/.14.0 million, from S/413.4 million for 2015 to S/.399.4 million for 2016. This decrease is mainly due to a reduction in services provided by third parties principally relating to legal, accounting and tax consultancy. As a percentage of revenues, our administrative expenses increased to 6.2% in 2016 from 5.3% in 2015.

Other Income (Expenses)

Our other income (expenses) decreased by 122.0%, or S/.70.0 million, from S/.57.4 million in income for 2015 to S/.12.6 million in expenses for 2016. In 2015 our other income included the reversion of tax and labor provisions in connection with the acquisition of CAM, the sale of machinery, equipment and scrap and dividend payments from our subsidiary TGP, and in 2016, our other income included the sale of machinery and equipment, price adjustments as well as a reversion of legal and tax provisions in connection with the acquisition of Morelco, and extraordinary income from the settlement agreement reached in connection with the legal proceeding related to the Collahuasi project in Chile.

Profit from Sale of Investments

We registered a profit of S/.46.3 million from the sale of the certain investments, mainly the sale of our 1.64% stake in TGP in April 2016.

Operating Profit

Our operating profit decreased 17.0%, or S/.48.6 million, from S/.285.6 million for 2015 to S/.237.0 million for 2016. Our operating margin (i.e., operating profit as a percentage of revenues) was 3.7% for 2016 and 3.7% for 2015 as well.

The following table sets forth a breakdown of our operating profit by segment for 2015 and 2016.

	Year ended December 31,
	2015 Restated		2016		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	54.2	19.0	(43.2)	(18.2)	(179.7)
Infrastructure	146.8	51.4	125.6	53.0	(14.4)
Real Estate	33.0	11.6	108.9	45.9	230.0
Technical Services	70.3	24.6	57.1	24.1	(18.8)
Corporate	(25.8)	(9.0)	4.6	1.9	(117.8)
Eliminations	7.0	2.5	(15.9)	(6.7)	(327.1)

Total	285.6	100.0	237.1	100	(17.0)

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 7 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2015 Restated	2016	Variation
	(in millions of S/.)%
Revenue	5,829.4	4,159.5	(28.6)
Gross profit	312.8	224.6	(28.2)
Operating profit	54.2	(43.2)	(179.7)

Revenues. Our E&C revenues decreased 28.6%, or S/.1,669.9 million, from S/.5,829.4 million for 2015 to S/.4,159.5 million for 2016. This decrease is the result of the completion of two large mining projects at the end of 2015 (Las Bambas and Cerro Verde), which were not fully compensated by the works at the GSP project in Peru and, to a lesser extent, works in Chile and Colombia. Additionally, Stracon GyM completed one mining services contract for our E&C segment, which was not renewed, and had another contract reduced in scope. The 2016 presidential elections in Peru and the subsequent change in administration also contributed to lower activity levels in our E&C segment during 2016.

The following tables set forth variations in our E&C revenues by business activities, types of contracts and end-markets:

	Year ended December 31,
	(in millions of S/.)
	2015		2016		Variation
		%		%	%
Engineering services	169.3	2.9	128.1	3.1	(24.4)
Electromechanic construction	1,603.2	27.6	1,343.3	32.2	(16.2)
Civil construction	1,360.1	23.3	1,029.9	24.8	(24.3)

	Year ended December 31,
	(in millions of S/.)
	2015 Restated		2016		Variation
		%		%	%
Contract mining	2,066.4	35.4	1,222.2	29.4	(40.9)
Building construction activities	630.4	10.8	436.0	10.5	(30.8)

Total	5,829.4	100.0	4,159.5	100.0

	Year ended December 31,
	2015 Restated	2016
	%	%
Cost + fee	28.0	32.0
Unit price	49.0	25.6
Lump sum	11.0	35.1
EPC contracts	12.0	7.3

Total	100.0	100.0

	Year ended December 31,
	2015 Restated	2016
	%	%
Mining	60.1	38.3
Real estate buildings	9.0	11.0
Power	10.0	12.6
Oil and gas	15.9	30.9
Transportation	3.0	3.9
Water and sewage	2.0	3.1
Other end markets	—	0.2

Total	100.0	100.0

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit. Our E&C gross profit decreased 28.2%, or S/.88.2 million, from S/.312.8 million for 2015 to S/.224.6 million for 2016. Our E&C gross margin for 2015 was 5.4% and for 2016 was 5.4% as well. The decrease in our E&C gross profit was mainly due to a decline in revenues and the impact of the early termination of the GSP construction consortium.

Operating Profit. Our E&C operating profit decreased 179.7%, or S/.97.4 million, from S/.54.2 million profit for 2015 to S/.43.2 million loss for 2016, due to reduction of gross profit, partially offset by the decrease in administrative expenses, related to a reduction of personnel and lower expenses relating to bid proposals. Our E&C operating margin was 1.0 for 2016 compared to 0.9% for 2015.

Other income (expenses). Other income (expenses) increased in our E&C segment, from S/.30.8 million income for 2015 to S/.9.2 million in expenses in 2016, mainly as a result of the settlement agreement reached in connection with the legal proceeding related to the Collahuasi project in Chile and the reversion of legal and tax provisions in connection with the acquisition of Morelco.

In addition, our E&C segment had S/.5.7 million in expenses in 2016, compared to S/.9.3 million in income in 2015, relating to minority interests held by Vial y Vives in several of its projects undertaken in Chile, as well as the minority participation of GyM in Viva GyM reflected under “share of profit and loss in associates” in our audited annual consolidated financial statements.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2015 Restated	2016	Variation
	(in millions of S/.)%
Revenue	1,018.3	912.1	(10.4)
Gross profit	184.8	166.1	(10.1)
Operating profit	146.8	125.6	(14.4)

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2015 Restated	2016	Variation
	(in millions of S/.)%
Toll Roads	394.5	264.4	(33.0)
Mass Transit	206.5	247.0	19.6
Water Treatment	28.0	18.5	(33.9)
Energy	389.4	382.2	(1.8)

Total	1,018.3	912.1	(10.4)

Our Infrastructure revenues decreased 10.4% or S/.106.2 million, from S/.1,018.3 million for 2015 to S/.912.1 million for 2016. The variation in our Infrastructure revenues principally reflected the following:

•	Toll Roads: a 33.0%, or S/.130.1 million, decrease in revenues, from S/.394.5 million for 2015 to S/.264.4 million for 2016, primarily due to the timing of the work for the second stage of the Norvial toll road and a decrease in revenues in Survial due to less maintenance executed on the road;

•	Mass Transit: a 19.6%, or S/.40.5 million, increase in revenues, from S/.206.5 million for 2015 to S/.247.0 million for 2016, primarily due to the revenues recognized for the advance of the construction of the infrastructure expansion;

•	Water Treatment: a 33.9%, or S/.9.5 million, decrease in revenues, from S/.28.0 million for 2015 to S/.18.5 million for 2016, primarily due to conclusion of the construction works of the La Chira waste water treatment plant. The operation of the plant started in the second quarter of 2016; and

•	Energy: a 1.8%, or S/.7.2 million, decrease in revenues, from S/.389.4 million for 2015 to S/.382.2 million for 2016, primarily due to a reduction in our barrel daily production (2,756 barrel daily production in 2016 versus 3,356 in 2015), as well as a decrease in international oil prices (average price per basket of oils of US$41.8 bbl in 2016 versus US$50.9 bbl in 2015), partially offset by better results in our fuel terminals business (3.18 MM barrels in storage per month in 2016 versus 3.12 MM barrels in storage in 2015, and 3.34 MM barrels dispatched per month in 2016 versus 3.19 MM barrels dispatched per month in 2015), the fact that operations in Blocks III and IV commenced in April 2015 and higher processing levels at our gas processing plant which increased from 31.7 MMcf per day in 2015 to 33.2 MMcf per day in 2016.

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2015 Restated	2016	Variation
	(in millions of S/.)%
Toll Roads	78.5	75.8	(3.4)%
Mass Transit	40.5	42.5	4.9%
Water Treatment	2.2	5.7	159.1%
Energy	63.5	42.1	(33.7)%

Total	184.7	166.1	(10.1)%

Our Infrastructure gross profit decreased 10.1%, or S/.18.6 million, from S/.184.7 million for 2015 to S/.166.1 million for 2016. Our Infrastructure gross margin was 18.2% for 2016 compared to 18.1% for 2015. The variation in our Infrastructure gross profit principally reflected the following:

•	Toll Roads: a 3.4%, or S/.2.7 million, decrease in gross profit, from S/.78.5 million for 2015 to S/.75.8 million for 2016. Even though the gross profit decreased, due to the lower construction activities in Norvial, our Toll Roads gross margin increased from 19.9% for 2015 to 28.7% for 2016, as a consequence of a lesser impact on gross profit from lower construction activities in Norvial, because these activities have lower margins;

•	Mass Transit: a 4.9%, or S/.2.0 million, increase in gross profit, from S/.40.5 million for 2015 to S/.42.5 million gross profit for 2016, primarily due to the profit registered for the construction of the infrastructure expansion. Our gross margin for 2016 was 30.8%, compared to 7.9% for 2015;

•	Water Treatment: a 159.1%, or S/.3.5 million, increase in gross profit for 2016, from S/.2.2 million gross profit for 2015 to S/.5.7 million gross profit for 2016, due to financial gains from the refinancing of the project La Chira. Our Water Treatment gross margin was 30.8% for 2016 compared to 7.9% for 2015; and

•	Energy: a 33.7%, or S/.21.4 million, decrease in gross profit, from S/.63.5 million for 2015 to S/.42.1 million for 2016, primarily due to lower fees resulting from the decrease of international oil prices. Our Energy gross margin was 11.0% for 2016 compared to 16.3% for 2015.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2015 Restated	2016	Variation
	(in millions of S/.)%
Toll Roads	68.3	65.7	(3.8)%
Mass Transit	29.9	29.5	(1.3)%
Water Treatment	1.9	4.9	157.9
Energy	46.7	25.4	(45.6)%

Total	146.8	125.6	(14.5)%

Our Infrastructure operating profit decreased 14.5%, or S/.21.2 million, from S/.146.8 million for 2015 to S/.125.6 million for 2016. Our Infrastructure operating margin was 13.8% for 2016 compared to 14.4% for 2015. The variation in our Infrastructure operating profit principally reflected the following:

•	Toll Roads: a 3.8%, or S/.2.6 million, decrease in operating profit, from S/.68.3 million for 2015 to S/.65.7 million for 2016, primarily due to the decrease in gross profit given that administrative expenses remained at the same level. Our Toll Roads operating margin was 24.8% for 2016 compared to 17.3% for 2015;

•	Mass Transit: a 1.3%, or S/.0.4 million, decrease in operating profit, from an operating profit of S/.29.9 million for 2015 to S/.29.5 million for 2016, due to an increase in administrative expenses as a consequence of a tax fine from prior years and legal expenses for the negotiation of the credit agreement for the project expansion. Our Mass Transit operating margin for 2016 was 17.2% compared to 19.6% for 2015;

•	Water Treatment: a 157.9%, or S/.3.0 million, increase in operating profit, from an operating profit of S/.1.9 million for 2015 to S/.4.9 million for 2016, due to the increase in gross profit partially offset by an increase in administrative expenses due to an increase in legal expenses for the closing of the refinancing of the project. Our Water Treatment operating margin for 2016 was 26.5% compared to 6.8% for 2015; and

•	Energy: a 45.6%, or S/.21.3 million, decrease in operating profit, from S/.46.7 million for 2015 to S/.25.4 million for 2016, primarily due to the decrease in gross profit given that the administrative expenses remained at the same level. Our Energy operating margin was 6.6% for 2016 compared to 12.0% for 2015.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2015 Restated	2016	Variation
	(in millions of S/.)%
Revenue	215.8	411.5	90.7%
Gross profit	51.8	136.5	163.5%
Operating profit	33.0	108.9	230.0%

Revenues. Our Real Estate revenues increased 90.7%, or S/.195.7 million, from S/.215.8 million for 2015 to S/.411.5 million for 2016. The increase is primarily due to the sale of land in Almonte for S/.97.0 million in 2016, compared to S/.12.0 million from land sales in 2015, as well as more units delivered in 2016 (938 units in 2016 and 835 units in 2015).

Gross Profit. Our Real Estate gross profit increased 163.5%, or S/.84.7 million, from S/.51.8 million for 2015 to S/.136.5 million for 2016, mainly as a result of the sale of land in Almonte, partially offset by lower margins in units delivered in 2016, specifically the Rancho project, compared to 2015, when more housing units with higher margins were delivered. Our Real Estate gross margin was 33.2% for 2016 compared to 24.0% for 2015.

Operating Profit. Our Real Estate operating profit increased 230.0%, or S/.75.9 million, from S/.33.0 million for 2015 to S/.108.9 million for 2016, primarily as a result of the increase in our gross profit partially offset by an increase in administrative expenses due to write-offs of pre-operational costs for projects that were not executed.

Technical Services

The table below sets forth selected financial information related to our Technical Services segment.

	Year ended December 31,
	2015 Restated	2016	Variation
	(in millions of S/.)%
Revenue	1,152.5	1,401.8	21.6%
Gross profit	178.3	171.8	(3.6)%
Operating profit	70.3	57.1	(18.8)%

Revenues. The table below sets forth the breakdown of our Technical Services revenues by principal lines of business.

	Year ended December 31,
	2015 Restated	2016	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	334.8	262.7	(21.5)%
IT Services	253.9	411.1	61.9%
Electricity Networks Services	563.9	727.9	29.1%

Total	1,152.5	1,401.8	21.6%

Our Technical Services revenues increased 21.6% or S/.249.3 million, from S/.1,152.5 million for 2015 to S/.1,401.8 million for 2016. The variation in our Technical Services revenues principally reflected the following:

•	Operation and Maintenance of Infrastructure Assets: a 21.5%, or S/.72.1 million, decrease in revenues, from S/.334.8 million for 2015 to S/.262.7 million for 2016, primarily due to the termination of the Red Vial 3 and Covial contracts by the end of 2015;

•	IT Services: a 61.9%, or S/.157.2 million, increase in revenues, from S/.253.9 million for 2015 to S/.411.1 million for 2016, primarily as a result of the consolidation of Adexus, as of August 2016. In addition the increase is due to the initiation of new projects mainly in the business process outsourcing and information system outsourcing divisions; and

•	Electricity Networks Services: a 29.1%, or S/.164.0 million, increase in revenues, from S/.563.9 million for 2015 to S/.727.9 million for 2016, primarily due to an increase in revenues in the electric and telecommunications division in Chile and Colombia as a consequence of contracts awarded during 2016.

Gross Profit. The table below sets forth the breakdown of our Technical Services gross profit by principal lines of business.

	Year ended December 31,
	2015 Restated	2016	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	61.1	45.3	(25.9)%
IT Services	40.4	65.0	61.0%
Electricity Networks Services	76.7	61.6	(19.7)%

Total	178.3	171.8	(3.5)%

Our Technical Services gross profit decreased 3.5%, or S/.6.5 million, from S/.178.3 million for 2015 to S/.171.8 million for 2016. Our Technical Services gross margin was 12.3% for 2016 compared to 15.5% for 2015. The variation in our Technical Services gross profit principally reflected the following:

•	Operation and Maintenance of Infrastructure Assets: a 25.9%, or S/.15.8 million, decrease in gross profit, from S/.61.1 million for 2015 to S/.45.3 million for 2016, due to the reduction of revenues and reworks required in connection with a project executed in prior years and additional costs recognized in the Red Vial 3 project. Our Operation and Maintenance of Infrastructure Assets gross margin was 17.2% for 2016 compared to 18.3% for 2015;

•	IT Services: a 61.0%, or S/.24.6 million, increase in gross profit, from S/.40.4 million for 2015 to S/.65.0 million for 2016, due to the consolidation of Adexus as of August 2016. Our IT Services gross margin was 15.8% for 2016 compared to 15.9% for 2015; and

•	Electricity Networks Services: a 19.7%, or S/.15.1 million, decrease in gross profit, from S/.76.7 million for 2015 to S/.61.6 million for 2016. Our Electricity Networks Services gross margin was 8.5% for 2016 compared to 13.6% for 2015, primarily due to the initial stages of the new contracts, which tend to have lower margins in the initial stage.

Operating Profit. The table below sets forth the breakdown of our Technical Services operating profit by principal lines of business.

	Year ended December 31,
	2015 Restated	2016	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	34.0	20.6	(39.4)%
IT Services	16.5	24.4	47.5%
Electricity Networks Services	19.8	12.1	(38.9)%

Total	70.3	57.1	(18.8)%

Our Technical Services operating profit decreased 18.8%, or S/.13.2 million, from S/.70.3 million for 2015 to S/.57.1 million for 2016. Our Technical Services operating margin for 2016 was 4.1% compared to 6.1% for 2015. The variation in our Technical Services operating profit principally reflected the following:

•	Operation and Maintenance of Infrastructure Assets: a S/.13.4 million decrease in operating profit, from a S/.34.0 million profit for 2015 to a S/.20.6 million profit for 2016, primarily due to the decrease in gross profit. Our Operation and Maintenance of Infrastructure Assets operating margin was 7.8% for 2016 compared to 10.2% for 2015;

•	IT Services: a 47.5%, or S/.7.9 million, increase in operating profit, from S/.16.5 million for 2015 to S/.24.4 million for 2016, primarily due to the increase in gross profit, partially offset by an increase in administrative expenses mostly relating to the acquisition of Adexus. Our IT Services operating margin was 5.9% for 2016 compared to 6.5% for 2015; and

•	Electricity Networks Services: a 38.9%, or S/.7.7 million, decrease in operating profit, from S/.19.8 million for 2015 to S/.12.1 million for 2016, In 2015, the operating profit was impacted by the sale of the division in Brazil of CAM at a value lower than book value. Our Electricity Network Services operating margin was 1.7% for 2016 compared to 3.5% for 2015.

Financial (Expense) Income, Net

Our net financial expense increased S/.72.1 million from net financial expenses of S/.138.7 million in 2015 to net financial expenses of S/.210.8 million in 2016. Excluding foreign exchange differences, our net financial expense increased 255.4%, or S/.142.5 million, from net financial expenses of S/.55.8 million for 2015 to net financial expenses of S/.198.3 million for 2016 due to the interest paid on our syndicated loan and a discount of the long term account receivable related to the termination of the GSP gas pipeline concession. Our net exchange difference decreased S/.70.4 million, from a loss of S/.82.9 million for 2015 to a loss of S/.12.5 million for 2016. This decrease is due to the appreciation of the sol against the U.S. dollar from 2015 to 2016.

Share of Profit and Loss in Associates

Our share of profit and loss in associates decreased S/.597.4 million from a profit of S/.7.7 million in 2015 to a loss of S/.589.7 million in 2016. This decrease is primarily due to the impairment of our investment in GSP as a consequence of the cancellation of the concession on January 24, 2017. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

Income Tax

Our income tax decreased 212.9%, or S/.210.8 million, from S/.(99.0) million for 2015 to S/.111.8 million for 2016. This decrease in income tax was primarily due to a decrease in profit before tax. Our effective tax rates for 2016 and 2015 were (19.8)% and 64.0%, respectively.

Net Profit

Our net profit decreased S/.507.3 million, from S/.55.6 million profit for 2015 to a S/.451.7 million loss for 2016. Net profit attributable to controlling interests decreased S/.516.8 million, while net profit attributable to non-controlling interests increased S/9.6 million. Net profit attributable to non-controlling interests increased primarily due to our Real Estate segment. See “—General—Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies.”

Comparison of Results of Operations of 2014 and 2015

The following table sets forth the components of our consolidated income statement for 2014 and 2015.

	Year ended December 31,
	2014	2015 Restated	Variation
	(in millions of S/.)%
Revenues	7,008.7	7,815.5	11.5
Cost of sales	(6,057.1)	(7,165.5)	18.3

Gross profit	951.6	650.0	(31.7)
Administrative expenses	(421.4)	(413.4)	(1.9)
Other income (expenses)	15.2	57.4	277.6
Other (losses) gains, net	(0.1)	(0.1)	NM
Profit from sale of investments	0.0	(8.3)	NM

Operating profit	545.3	285.6	(47.6)
Financial (expense) income, net	(91.4)	(138.7)	51.8
Share of profit and loss in associates	53.4	7.7	(85.6)

Profit (loss) before income tax	507.3	154.6	(69.5)
Income tax	(146.2)	(99.0)	(32.3)

	Year ended December 31,
	2014	2015 Restated	Variation
	(in millions of S/.)%
Net profit	361.1	55.6	(84.6)
Net profit attributable to controlling interest	299.7	7.1	(97.6)
Net profit attributable to non-controlling interest	61.5	48.5	(21.1)

Revenues

Our total revenues increased by 11.5%, or S/.806.8 million, from S/.7,008.7 million for 2014 to S/.7,815.5 million for 2015. This increase was due mainly to growth in our E&C segment, primarily due to the acquisition of Morelco in December 2014 and the increase in electromechanic construction and contract mining services activities, and in our Infrastructure segment, primarily due to higher revenues of Norvial, the increase of trains in operation in the Lima Metro, and the commencement of operations in Blocks III and IV in April 2015 in GMP.

The following table sets forth a breakdown of our revenues by segment for 2014 and 2015.

	Year ended December 31,
	2014		2015 Restated		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	5,035.7	71.8	5,829.4	74.6	15.8
Infrastructure	884.8	12.6	1,018.3	13.0	15.1
Real Estate	224.6	3.2	215.8	2.8	(3.9)
Technical Services	1,208.2	17.2	1,152.5	14.7	(4.6)
Corporate	53.2	0.8	70.5	0.9	32.5
Eliminations	(397.8)	(5.7)	(471.0)	(6.0)	18.5

Total	7,008.7	100.0	7,815.5	100.0	11.5

Cost of Sales

Our total cost of sales increased by 18.3%, or S/.1,108.4 million, S/.6,057.1 million for 2014 to S/.7,165.5 million for 2015. This increase was related to the growth in our revenues as well as in our E&C segment, an increase in cost in certain civil construction projects, losses incurred from a dispute with respect to an E&C contract with Hochschild Mining for the Inmaculada mining project and losses incurred because of the cancellation of the El Nuble hydroelectric project, for which our subsidiary Vial y Vives was carrying on civil works in Chile.

Gross Profit

Our gross profit decreased by 31.7%, or S/.301.6 million, from S/.951.6 million for 2014 to S/.650.0 million for 2015. Our gross margin (i.e., gross profit as a percentage of revenues) for 2015 was 8.3% compared to 13.6% for 2014. This decrease in our gross margin was mainly due to lower gross margins in our E&C segment, primarily due to lower margins in certain civil construction projects and our Real Estate segment, primarily due to lower margins in the units delivered and the lower number of units. In 2015 our E&C margins were impacted by losses incurred from a dispute (errors in the engineering, which led to reworks and extension of the term of the project which carries out more general expenses) with respect to an E&C contract with Hochschild Mining for the Inmaculada mining project and losses incurred because of the cancellation of the El Nuble hydroelectric plant project, for which our subsidiary Vial y Vives was carrying out civil works in Chile. These two contracts were lump-sum contracts. As of December 2015, both projects have been completed, therefore all the impact was registered that year.

The following table sets forth a breakdown of our gross profit by segment for 2014 and 2015.

	Year ended December 31,
	2014		2015 Restated		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	535.4	56.3	312.8	48.1	(41.6)
Infrastructure	245.6	25.8	184.8	28.4	(24.8)
Real Estate	62.4	6.6	51.8	8.0	(17.0)
Technical Services	142.3	15.0	178.3	27.4	25.3
Corporate	(7.6)	(0.8)	(7.0)	(1.1)	(7.9)
Eliminations	(26.5)	(2.8)	(70.6)	(10.9)	166.4

Total	951.6	100.0	650.0	100.0	(31.7)

Administrative Expenses

Our administrative expenses decreased by 1.9%, or S/.8.0 million, from S/.421.4 million for 2014 to S/.413.4 million for 2015, primarily due to the decrease of administrative expenses in the Technical Services segment, specifically in CAM and GMD. As a percentage of revenues, our administrative expenses decreased to 5.3% in 2015 from 6.0% in 2014.

Other Income (Expenses)

Our other income (expenses) increased S/.42.2 million, from S/.15.1 million for 2014 to S/.57.4 million for 2015. This increase was primarily due to an increase in our E&C segment, from a S/.9.8 million loss to a S/.30.8 million profit as a result of a gain on the fair value of the liability for a put option related to the Morelco acquisition in 2014, the reversal of provisions in connection with the CAM acquisition, the dividends received from TGP and the sale of certain machinery and equipment.

Operating Profit

Our operating profit decreased 47.6% or S/.259.7 million, from S/.545.3 million for 2014 to S/.285.6 million for 2015. Our operating margin (i.e., operating profit as a percentage of revenues) was 3.7% for 2015 compared to 7.8% for 2014. This decrease is primarily due to the decrease in gross profit, partially offset by our decrease in administrative expenses and our increase in other income (expenses). The following table sets forth a breakdown of our operating profit by segment for 2014 and 2015.

The following table sets forth a breakdown of our operating profit by segment for 2014 and 2015.

	Year ended December 31,
	2014		2015 Restated		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	267.0	49.0	54.2	19.0	(79.9)
Infrastructure	201.9	37.0	146.8	51.4	(27.3)
Real Estate	40.5	7.4	33.0	11.6	(18.5)
Technical Services	25.7	4.7	70.3	24.6	173.5
Corporate	(21.0)	(3.9)	(25.8)	(9.0)	22.9
Eliminations	31.2	5.7	7.0	2.5	(77.5)

Total	545.3	100.0	285.6	100.0	(47.6)

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 6 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2014	2015 Restated	Variation
	(in millions of S/.)%
Revenue	5,035.7	5,829.4	15.8
Gross profit	535.4	312.8	(41.6)
Operating profit	267.0	54.2	(79.7)

Revenues. Our E&C revenues increased 15.8%, or S/.793.7 million, from S/.5,035.7 million for 2014 to S/.5,829.4 million for 2015, primarily due to the acquisition of Morelco in December 2014 and the growth in revenues in our electromechanic and contract mining activities.

The following describes variations in our E&C revenues by business activities, types of contracts and end-markets:

	Year ended December 31,
	(in millions of S/.)
	2014		2015 Restated		Variation
		%		%	%
Engineering services	361.1	7.2	169.3	2.9	53.1
Electromechanic construction	1,082.9	21.6	1,603.2	27.6	48.1
Civil construction	1,754.1	35.0	1,360.1	23.3	22.5
Contract mining	1,312.7	26.2	2,066.4	35.4	57.4
Building construction activities	505.9	10.1	630.4	10.8	24.6

Total	5,035.7	100.0	5,829.4	100.0

	Year ended December 31,
	2014	2015 Restated
	%	%
Cost + fee	43.9	28.0
Unit price	29.5	49.0
Lump sum	11.4	11.0
EPC contracts	15.3	12.0

Total	100.0	100.0

	Year ended December 31,
	2014	2015 Restated
	%	%
Mining	70.4	60.1
Real estate buildings	10.4	9.0
Power	10.2	10.0
Oil and gas	2.6	15.9
Transportation	4.2	3.0
Water and sewage	1.2	2.0
Other end markets	1.1	—

Total	100.0	100.0

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit. Our E&C gross profit decreased 41.6%, or S/.222.6 million, from S/.535.4 million for 2014 to S/.312.8 million for 2015. Our E&C gross margin for 2015 was 5.4% compared to 10.6% for 2014. The decrease in gross profit was due to losses incurred from a dispute (errors in the engineering, which led to reworks and extension of the term of the project which carries out more general expenses) with respect to an E&C contract with Hochschild Mining for the Inmaculada mining project and losses incurred because of the cancellation of the El Nuble hydroelectric plant project, for which our subsidiary Vial y Vives was carrying out civil works in Chile. As of December 2015, both projects have been completed, therefore all the impact was register that year.

Operating Profit. Our E&C operating profit decreased 79.7%, or S/.212.8 million, from S/.267.0 million for 2014 to S/.54.2 million for 2015. Our E&C administrative expenses decreased 11.8%, or S/.30.6 million, which resulted in administrative expenses as a percentage of revenues of 5.0% for 2015 compared to 5.1% for 2014, due mainly to a decrease in the administrative expenses of GyM. Our E&C operating margin for 2015 was 0.9% compared to 5.3% for 2014.

In addition, our E&C segment had S/.12.9 million in profit from minority interests held by Vial y Vives in several of its projects undertaken in 2015 in Chile, as well as the minority participation of GyM in Viva GyM reflected under “share of profit and loss in associates” in our audited annual consolidated financial statements.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2014	2015 Restated	Variation
	(in millions of S/.)%
Revenue	884.8	1,018.3	15.1
Gross profit	245.6	184.8	(24.8)
Operating profit	201.9	146.8	(27.3)

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2014	2015 Restated	Variation
	(in millions of S/.)%
Toll Roads	338.2	394.5	16.6
Mass Transit	167.0	206.5	23.7
Water Treatment	29.3	28.0	(4.4)
Energy	350.3	389.4	11.2

Total	884.8	1,018.3	15.1

Our Infrastructure revenues increased 15.1% or S/.133.5 million, from S/.884.8 million for 2014 to S/.1,018.3 million for 2015. The variation in our Infrastructure revenues principally reflected the following:

•	Toll Roads: a 16.6%, or S/.56.3 million, increase in revenues, from S/.338.2 million for 2014 to S/.394.5 million for 2015, primarily due to the recognition of the work progress for the second stage of the Norvial toll road partially offset by a decrease in revenues in Survial.;

•	Mass Transit: a 23.7%, or S/.39.5 million, increase in revenues, from S/.167.0 million for 2014 to S/.206.5 million for 2015, primarily due to the increase of trains in operation from 14 trains at the beginning of 2014 to 24 trains (including the backup trains) in September 2014;

•	Water Treatment: a 4.4%, or S/.1.3 million, decrease in revenues, from S/.29.3 million for 2014 to S/.28.0 million for 2015, primarily due to slower progress in the construction of the La Chira waste water treatment plant due to anomalous water movements; and

•	Energy: a 11.2%, or S/.39.1 million, increase in revenues, from S/.350.3 million for 2014 to S/.389.4 million for 2015, primarily due to a 65.8% growth in our barrel daily production (2,910 barrel daily production in 2015 versus 1,755 in 2014) resulting from the commencement of operations in Blocks III and IV in April 2015, despite a decrease in international oil prices (average price per basket of oils of US$52.4 bbl in 2015 versus US$97.1 bbl in 2014), in addition to higher processing levels at the our gas processing plant which increased from 27.6 MMcf per day in 2014 to 31.6 MMcf per day in 2015.

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2014	2015 Restated	Variation
	(in millions of S/.)%
Toll Roads	76.7	78.5	2.4
Mass Transit	42.1	40.5	(3.8)
Water Treatment	2.3	2.2	(4.6)
Energy	124.5	63.5	(49.0)

Total	245.6	184.8	(24.8)

Our Infrastructure gross profit decreased 24.8%, or S/.60.8 million, from S/.245.6 million for 2014 to S/.184.8 million for 2015. Our Infrastructure gross margin was 18.1% for 2015 compared to 27.8% for 2014. The variation in our Infrastructure gross profit principally reflected the following:

•	Toll Roads: a 2.4%, or S/.1.8 million, increase in gross profit, from S/.76.7 million for 2014 to S/.78.5 million for 2015. This increase was primarily due to the increase in revenues from Norvial, partially offset by a decrease in gross profit in Survial. Our Toll Roads gross margin was 19.9% for 2015 compared to 22.7% for 2014, primarily due to the recognition of revenues from construction activities in Norvial which have lower margins and impact the overall margins in Toll Roads;

•	Mass Transit: a 3.8%, or S/.1.6 million, decrease in gross profit, from S/.42.1 million for 2014 to S/.40.5 million gross profit for 2015, primarily due to an increase in costs due to the increase in trains in operation. Our Mass Transit gross margin for 2015 was 19.6% compared to 25.2% for 2014;

•	Water Treatment: a 4.6%, or S/.0.1 million, decrease in gross profit for 2015, from S/.2.3 million gross profit for 2014 to S/.2.2 million gross profit for 2015, primarily due to effects on our revenues derived from the deduction of construction costs. Our Water Treatment gross margin was 7.9% for 2015 compared to 7.9% for 2014; and

•	Energy: a 49%, or S/.61.0 million, decrease in gross profit, from S/.124.5 million for 2014 to S/.63.5 million for 2015, primarily due to lower fees resulting from the decrease of international oil prices. Our Energy gross margin was 16.3% for 2015 compared to 35.5% for 2014.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2014	2015 Restated	Variation
	(in millions of S/.)%
Toll Roads	68.7	68.3	(0.6)
Mass Transit	27.4	29.9	9.1
Water Treatment	2.0	1.9	(5.0)
Energy	103.8	46.7	(55.1)

Total	201.9	146.8	(27.3)

Our Infrastructure operating profit decreased 27.3%, or S/.55.1 million, from S/.201.9 million for 2014 to S/.146.8 million for 2015. Our Infrastructure operating margin was 14.4% for 2015 compared to 22.8% for 2014. The variation in our Infrastructure operating profit principally reflected the following:

•	Toll Roads: a 0.6%, or S/.0.4 million, decrease in operating profit, from S/.68.7 million for 2014 to S/.68.3 million for 2015, primarily due to the decrease in gross profit in Survial. Our Toll Roads operating margin was 17.3% for 2015 compared to 20.3% for 2014, primarily due to the recognition of revenues from construction activities in Norvial which have lower margins and impact the overall margins in Toll Roads;

•	Mass Transit: a 9.1%, or S/.2.5 million, increase in operating profit, from an operating profit of S/.27.4 million for 2014 to S/.29.9 million for 2015, primarily due to the decrease in administrative expenses. Our Mass Transit operating margin for 2015 was 14.5 % compared to 16.4% for 2014;

•	Water Treatment: a 5.0%, or S/.0.1 million, decrease in operating profit, from an operating profit of S/.2.0 million for 2014 to S/.1.9 million for 2015, due to the decrease in gross profit. Our Water Treatment operating margin for 2015 was 6.8% compared to 6.8% for 2014; and

•	Energy: a 55.0%, or S/.57.1 million, decrease in operating profit, from S/.103.8 million for 2014 to S/.46.7 million for 2015, primarily due to the decrease in gross profit. Our Energy operating margin was 12.0% for 2015 compared to 29.6% for 2014.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2014	2015 Restated	Variation
	(in millions of S/.)%
Revenue	224.6	215.8	(3.9)
Gross profit	62.4	51.8	(17.0)
Operating profit	40.5	33.0	(18.5)

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

Technical Services

The table below sets forth selected financial information related to our Technical Services segment.

	Year ended December 31,
	2014	2015 Restated	Variation
	(in millions of S/.)%
Revenue	1,208.2	1,152.5	(4.6)
Gross profit	142.3	178.3	25.3
Operating profit	25.7	70.3	173.5

Revenues. The table below sets forth the breakdown of our Technical Services revenues by principal lines of business.

	Year ended December 31,
	2014	2015 Restated	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	364.4	334.8	(8.1)
IT Services	247.9	253.9	2.4
Electricity Networks Services	595.9	563.9	(5.4)

Total	1,208.2	1,152.5	(4.6)

Our Technical Services revenues decreased 4.6% or S/.55.6 million, from S/.1,208.2 million for 2014 to S/.1,152.5 million for 2015. The variation in our Technical Services revenues principally reflected the following:

•	Operation and Maintenance of Infrastructure Assets: a 8.1%, or S/.29.6 million, decrease in revenues, from S/.364.4 million for 2014 to S/.334.8 million for 2015, primarily due to lower revenues in the Red Vial 3 and Cora Cora projects;

•	IT Services: a 2.4%, or S/.6.0 million, increase in revenues, from S/.247.9 million for 2014 to S/.253.9 million for 2015, primarily as a result of the increase of 15.8% in IT outsourcing services revenues; and

•	Electricity Networks Services: a 5.4%, or S/.32 million, decrease in revenues, from S/.595.9 million for 2014 to S/.563.9 million for 2015, primarily due to lower revenues in the divisions of network construction and automation and telemetry.

Gross Profit. The table below sets forth the breakdown of our Technical Services gross profit by principal lines of business.

	Year ended December 31,
	2014	2015 Restated	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	8.2	61.1	648.0
IT Services	46.5	40.4	(13.1)
Electricity Networks Services	87.7	76.7	(12.6)

Total	142.3	178.2	25.2

Our Technical Services gross profit increased 25.2%, or S/.36.0 million, from S/.142.3 million for 2014 to S/.178.3 million for 2015. Our Technical Services gross margin was 15.5% for 2015 compared to 11.8% for 2014. The variation in our Technical Services gross profit principally reflected the following:

•	Operation and Maintenance of Infrastructure Assets: a 648.0%, or S/.52.9 million, increase in gross profit, from S/.8.2 million for 2014 to S/.61.1 million for 2015, primarily due to the execution of a new maintenance project for Survial as well as higher margins in the Cerro de Pasco-Tingo María project (22.3% in 2015 vs 17.1% in 2014). Our Operation and Maintenance of Infrastructure Assets gross margin was 18.3% for 2015 compared to 2.2% for 2014;

•	IT Services: a 13.1%, or S/.6.1 million, decrease in gross profit, from S/.46.5 million for 2014 to S/.40.4 million for 2015, primarily related to lower margins in systems integration and business processes outsourcing services. Our IT Services gross margin was 15.9% for 2015 compared to 18.7% for 2014; and

•	Electricity Networks Services: a 12.6%, or S/.11.0 million, decrease in gross profit, from S/.87.7 million for 2014 to S/.76.7 million for 2015, primarily due to lower margins in projects in Chile and Colombia and termination of certain contracts. Our Electricity Networks Services gross margin was 13.6% for 2015 compared to 14.7% for 2014.

Operating Profit. The table below sets forth the breakdown of our Technical Services operating profit by principal lines of business.

	Year ended December 31,
	2014	2015 Restated	Variation
	(in millions of S/.)%
Operation and Maintenance of Infrastructure Assets	(22.4)	34.0	N/M
IT Services	15.8	16.5	4.7
Electricity Networks Services	32.3	19.8	(38.7)

Total	25.7	70.3	173.7

Our Technical Services operating profit increased 173.7%, or S/.44.6 million, from S/.25.7 million for 2014 to S/.70.3 million for 2015. Our Technical Services operating margin for 2015 was 6.1% compared to 2.1% for 2014. The variation in our Technical Services operating profit principally reflected the following:

•	Operation and Maintenance of Infrastructure Assets: a S/.56.4 million increase in operating profit, from a S/.22.4 million loss for 2014 to a S/.34.0 million profit for 2015, primarily due to a higher gross profit and lower administrative expenses. Our Operation and Maintenance of Infrastructure Assets operating margin was 10.2% for 2015 compared to (6.1)% for 2014;

•	IT Services: a 4.7%, or S/.0.7 million, increase in operating profit, from S/.15.8 million for 2014 to S/.16.5 million for 2015, primarily due to lower administrative expenses. Our IT Services operating margin was 6.5% for 2015 compared to 6.4% for 2014; and

•	Electricity Networks Services: a 38.7%, or S/.12.5 million, decrease in operating profit, from S/.32.3 million for 2014 to S/.19.8 million for 2015, primarily due to lower margins in projects in Chile and Colombia and termination of certain contracts and lower reversal of provisions in 2015 (S/.9.4 million) than in 2014 (S/.7.8 million) in connection with the CAM acquisition which offset the increase in gross profit between the two periods. Our Electricity Network Services operating margin was 3.5% for 2015 compared to 5.4% for 2014.

Financial (Expense) Income, Net

Our net financial expense increased S/.47.3 million from net financial expenses of S/.91.4 million in 2014 to net financial expenses of S/.138.7 million in 2015. This increase is a consequence of the increase of the working capital debt in the E&C area throughout the year due to delays in obtaining payments from our E&C clients during 2015, in particular in the mining sector. Excluding foreign exchange differences, our net financial expense decreased 18.5%, or S/.8.7 million, from net financial expenses of S/.47.1 million for 2014 to net financial expenses of S/.55.8 million for 2015. Our net exchange difference increased S/.38.6 million, from a loss of S/.44.3 million for 2014 to a loss of S/.82.9 million for 2015. This increase is due to both the depreciation of the sol against the U.S. dollar from 2014 to 2015, partially offset by the replacement of dollar-denominated debt with soles denominated debt.

Share of Profit and Loss in Associates

Our share of profit and loss in associates decreased S/.45.7 million from a profit of S/.53.4 million in 2014 to a profit of S/.7.7 million in 2015. This decrease is primarily due to lower profits generated in projects where Vial y Vives –DSD, Viva GyM and CAM have minority participation and are not consolidated.

Income Tax

Our income tax decreased 32.3%, or S/.47.2 million, from S/.146.2 million for 2014 to S/.99.0 million for 2015. This decrease in income tax was primarily due to a decrease in profit before tax. Our effective tax rates for 2015 and 2014 were 64.0% and 28.8%, respectively.

Net Profit

Our net profit decreased 84.6%, or S/.305.5 million, from S/.361.1 million for 2014 to S/.55.6 million for 2015. Net profit attributable to controlling interests decreased 97.6%, while net profit attributable to non-controlling interests decreased 21.1%. Net profit attributable to non-controlling interests decreased primarily due to our E&C and Real Estate segments. See “—General—Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies.”

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been cash flows from operating activities and, to a lesser extent, equity capitalization and indebtedness. We conducted an initial public offering of ADSs in July 2013 from which we received approximately US$411.3 million in net proceeds. During 2015 we entered into a medium term loan credit agreement for up to US$200 million (S/.672 million) with Credit Suisse and our subsidiaries GyM Ferrovías and Norvial issued bonds for S/.629 million (US$184.3 million) and S/.365 million (US$106.9 million), respectively.

As a result of the termination of the GSP gas pipeline concession, we have renegotiated three debt instruments as follows: (i) we amended the terms of our syndicated loan related to our equity investment in GSP; (ii) we repaid our proportional guarantee of the GSP bridge loan and entered a new term loan in a principal amount of US$78.7 million (S/.264.8 million); and (iii) we amended the terms of our proportional repayment obligations under the GSP performance guarantee. In order to strengthen our liquidity and financial flexibility, particularly in the event of potential delays in receiving the government payment contemplated under the GSP gas pipeline concession contract, and make payments on our debt related to the GSP project, our board has approved the sale of non-strategic assets in the amount of up to US$350 million (S/.1,176 million) in proceeds. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

Our principal uses of cash (other than in connection with our operating activities) have historically been: capital expenditures in all our business segments, including acquisitions and investments in our infrastructure concessions; servicing of our debt; and payment of dividends. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of business. We believe that our cash from operations, our current financing sources and the sale of non-strategic assets, as described in “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments”, are sufficient to satisfy our current capital expenditures and debt service obligations through the next 12 months.

We had credit lines with various financial institutions for a total amount of US$2,877.4 million as of December 31, 2016 and for a total amount of US$2,659.9 million as of December 31, 2015. Our available lines of credit as of December 31, 2017 totaled US$1,427.33 million. However, our banks have currently restricted us from taking out further lines of credit to finance new operations. See “Recent Developments— Emergency Decree and Subsequent Legislation.”

We are currently in default of certain of the covenants under these financial instruments. For more information, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

At December 31, 2016, our cash and cash equivalents totaled S/.606.9 million (US$180.6 million), of which S/.16.2 million (US$4.8 million) was held by our foreign subsidiaries. We currently intend to distribute these funds to our company to the extent we believe they are not required for the local operations. We are not currently required to accrue or pay any material taxes associated with the repatriation of these funds. In addition, our foreign subsidiaries have no contractual restrictions, and we are not aware of any material legal restrictions, on their ability to transfer funds to us in the form of cash dividends, loans or advances.

Cash Flows

The table below sets forth certain components of our cash flows for 2014, 2015 and 2016.

	Year ended December 31,
	2014	2015	2016
	(in millions of S/.)
Net cash provided by (used in) operating activities	(23.2)	(286.8)	377.4
Net cash provided by (used in) investing activities	(530.1)	(568.7)	(373.7)
Net cash provided by (used in) financing activities	412.3	573.5	85.8

Net increase (net decrease) in cash	(141.0)	(281.9)	89.4

Cash Flow from Operating Activities

Net cash flow used in operating activities in 2016 was lower than in 2015. For 2016 this reflects a reduction in the account receivables in the E&C segment mainly explained by the termination of two significant mining projects to the end of 2015.

Net cash flow used in operating activities in 2015 was higher than in 2014. For 2015 this reflects an increase in accounts payable, other accounts receivables, account receivables from related parties and inventory, mainly related to the proportional consolidation of the GSP construction consortium, and the advances of work of the expansion of Norvials Toll Road.

Cash Flow from Investing Activities

Net cash flow used in investing activities in 2016 was lower than in 2015. In 2016 we continued with the equity contribution to the GSP consortium.

Net cash flow used in investing activities in 2015 was higher than in 2014. This mainly reflects the purchase of a 20% stake in the GSP consortium.

Cash Flow from Financing Activities

Net cash flow provided by financing activities in 2016 was lower than in 2015. This is primarily due to a reduction of indebtedness in our E&C segment due to the collection of account receivables and a reduction of debt in the Real Estate segment due to more projects in execution, with sufficient cash flows to repay their debt, partially offset by an increase in the Infrastructure and Technical Services segments, mainly due to the increase in the Norvial bond and consolidation of Adexus. Additionally, in 2016 less dividends were paid and there was an increase in the participation of Vial y Vives –DSD.

Net cash flow provided by financing activities in 2015 was higher than in 2014. This is primarily due to a 60.0% increase in the loans received because of higher levels of indebtedness in our E&C segment.

Indebtedness

As of December 31, 2016, we had a total outstanding indebtedness of S/.3,348.3 million (US$996.5 million) as set forth in the table below.

			Currency						Range of Maturity Dates
Segment	Type	(in millions of US$)	(in millions of S/.	(in millions of CLP)(1)	(in millions of COP)	Total in millions of S/.	Total in millions of US$	Weighted average interest rate	Earliest	Latest
Engineering and Construction:	Leasing	37.9	1.8	2,210.0	5,853.7	146.7	43.7	3.91%	01/01/2017	02/01/2023
	Promissory note	86.2	309.6	7,031.7	42,572.3	681.9	202.9	4.12%	01/01/2017	06/07/2020
Infrastructure:	Leasing	3.9				13.2	3.9	6.93%	20/03/2017	01/04/2020
	Long-term loan	28.6	967.7			1,063.7	316.6	5.79%	03/09/2017	25/11/2039
	Promissory note	15.9				53.4	15.9	2.58%	06/01/2017	18/02/2017
Real Estate:	Leasing		21.4			21.4	6.4	7.84%	01/06/2018	01/07/2022
	Promissory note		201.6			201.6	60.0	7.28%	01/01/2017	13/08/2017
Technical Services:	Leasing	1.8	22.7	5,755.8	6,947.0	65.4	19.5	7.40%	17/01/2017	30/10/2020
	Promissory note		18.3	25,299.8	21,137.9	168.9	50.3	7.76%	03/01/2017	27/10/2020
Corporate:	Long- term loans(2)	277.4				932.1	277.4	6.19%	27/06/2020	10/12/2020
Total		451.7	1,543.1	40,297.2	76,510.9	3,348.3	996.5

(1)	Includes debt held by CAM and its subsidiaries that is denominated in Chilean pesos, Colombian pesos and Brazilian reais, all of which is presented in Chilean pesos in the table above.
(2)	Does not include our payable to Chubb Insurance Company related to our proportional repayment obligation under the GSP performance guarantee.

As of December 31, 2017, S/.808.5 million (US$240.6 million) of our total indebtedness indicated in the table above has matured, of which S/.562.1 million (US$167.3 million) was repaid and S/.246.4 million (US$73.3 million) was renewed by extending the maturities. The weighted average interest rate of this renewed indebtedness and additional indebtedness was 4.8% and the maturity dates ranged from January 5, 2018 to December 18, 2019.

In June 2017, we renegotiated the terms of our syndicated loan and our obligations with respect to the GSP bridge loan and the GSP performance guarantee. In July 2017, we entered into a financial stability framework agreement providing for new lines of credit.

Below is a description of our material outstanding indebtedness as of December 31, 2016. As of such date, we were not in compliance with certain of the financial covenants related to our syndicated loan. We subsequently entered into an amendment of the syndicated loan, which modified the effective date of compliance with the covenants. However, as of the date of this annual report, we were in continuing default under the syndicated loan and certain of our other debt instruments due to, among other things, the delay in furnishing the company’s 2016 audited consolidated financial statements. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments,” and “Item 13. Defaults, Dividends, Arreages and Delinquencies.”

Leasing. As of December 31, 2016, we were party to numerous leasing agreements with several financial institutions which in the aggregate amounted to approximately S/.246.8 (US$73.5 million). We entered into such agreements primarily for the purpose of leasing the equipment and other assets necessary to run our operations. Upon maturity of each leasing agreement, we have the option to purchase or return the equipment or assets to the lessor. The amounts owed under these leasing agreements are generally repaid in monthly installments, subject to a minimum guaranteed payment corresponding to the minimum amount for which the equipment or assets could be sold to a third-party.

Citibank, N.A. Secured Loan. Our subsidiary GMP has a secured loan with Citibank, N.A. under a loan agreement dated September 19, 2008 and amended on August 27, 2012 in an outstanding principal amount of S/.44.1 million (US$13.1 million) as of December 31, 2016. This loan accrues interest at an annual rate of three month LIBOR plus: (i) 1.70% if, at the installment payment date, the exchange rate between the sol and U.S. dollar remains between S/.2.60 to S/.2.75 per US$1.00 or (ii) 1.95%, if otherwise. The loan matures in August 2020. The proceeds of the loan were used by our subsidiary GMP to finance the construction, equipment and operation of the Gas Pariñas plant in Talara. The agreement is secured by certain land, equipment and accounts receivable of GMP. The agreement contains certain customary covenants, including restrictions on the ability of GMP to pay dividends if it is in default under the loan and the obligation by GMP to maintain the following financial covenants during the term of the agreement: (a) Leverage Ratio (as defined therein) shall not be greater than 1.50; (b) Debt Service Coverage Ratio (as defined therein) shall not be less than 1.20; (c) Liquidity Ratio (as defined therein) shall not be less than 1.10; and (d) Debt Coverage Ratio (as defined therein) shall not be greater than 2.20.

Norvial Corporate Bonds. In July 2015, Norvial established its first corporate bond program on the Lima Stock Exchange, for a total amount of S/.365 million (US$106.9 million). The first tranche under this program was issued for an amount of S/.80 million, due 2020 with an annual interest rate of 6.75%. The second tranche was issued for an amount of S/.285 million, due 2027 with an annual interest rate of 8.375%, structured in three disbursements. In July 2015 we received the first disbursement for S/.105 million, in January 2016 we received the second disbursement for S/.100 million and in July 2016 we received the third disbursement of S/.80 million. These bonds are secured by: (i) certain cash flows; (ii) a mortgage on the Norvial concession; (iii) a lien over Norvial shares; (iv) the assignment of Norvial’s rights over a performance bond provided by GMP; and (v) any additional guarantees granted in favor of other secured creditors. The proceeds of these bonds were used to pay S/.85 million of debt outstanding under a short-term loan agreement with Banco de Crédito del Perú (BCP) for a total S/.150 million, and the rest was used to finance the construction of the second stage of Ancon – Huacho Pativilca highway and the value added tax linked to the implementation of the project expenses. As of December 31, 2016, Norvial had S/.363 million (US$108.1 million) outstanding under these bonds.

Senior Secured Notes. On February 2015, GyM Ferrovías issued a total of S/.629,000,000 (US$184.3 million) Series A Senior Secured VAC-Indexed Notes due 2039, with an annual interest rate of 4.75% plus adjustments for inflation. The bonds are secured by (i) a mortgage on the Lima Metro concession, (ii) a lien on GyM Ferrovías shares, (iii) certain collection rights, (iv) certain cash flows and (v) liens on certain accounts. The proceeds from the issuance were used to repay a short term loan provide by Banco de Crédito del Perú-BCP for S/.400 million, funding of the reserve accounts, payment of the issuance expenses, and for the partial repayment of a subordinated loan provided by certain shareholders of GyM Ferrovias to GyM Ferrovías. According to the indenture, in order to make any payment of a subordinated loan or distribute any dividends, our Debt Service Coverage Ratio (as defined therein) should be at least 1.2x. Under the indenture GyM Ferrovías has fund the debt service reserve account on a quarterly basis with the equivalent of the amounts due in the next two succeeding interest payment dates. Moreover, the operation and maintenance reserve account must be funded annually with an amount equal to twenty-five percent (25%) of operation and maintenance costs of the corresponding current annual budget. As of December 31, 2016, GyM Ferrovías had S/.604 million (US$179.5 million) outstanding under these notes.

Financing of the Expansion Project of the Lima Metro Concession. On August 23, 2017, GyM Ferrovias entered into a US$396 million financing structure with Mizuho Bank, Ltd and Sumitomo Mitsui Banking Corporation. The particular structure for the expansion project of the Lima Metro involves the securitization of irrevocable and unconditional payment obligations of the Government of Peru (CPAOs), which have been sold by GyM Ferrovias to a borrower under a long-term loan facility. The expansion project includes the improvement of civil works and the purchase of additional rolling stock, including trains and cars that will be designed, built, operated and maintained by GyM Ferrovías, as concessionaire under the Lima Metro concession. The financing is structured as a long-term loan facility and a working capital facility.

As of the date of this annual report, GyM Ferrovias is in continuing default under the financing of the expansion project due to the non-delivery of our audited consolidated financial statements for the 2016 fiscal year, in our capacity as guarantor of the obligations of GyM Ferrovias under the agreement. We have initiated the process of obtaining a waiver from lenders.

BCP Loan. In December 2015, our subsidiary GMP S.A. and Oiltanking Peru S.A.C. subscribed in equal parts to a medium term loan credit agreement for up to US$100 million with Banco de Credito del Peru, comprised of (i) a medium term tranche for up to US$70 million (for additional investments) with an annual interest rate of 6.04% and a term of five years, and (ii) a medium term tranche for up to US$30 million (for committed investments) with an annual interest rate of 6.32% and a term of eight years. The tranches of the loan mature in 2024 and 2027, respectively. The proceeds of this loan are to finance Terminales del Peru’s obligations in the operation contracts that it maintains with Petroperu in regards to the Central Terminal (corresponding to the Callao Port), and North Terminals (corresponding to the Etén, Salaverry, Chimbote and Supe Ports). As of December 31, 2016, GMP S.A. had US$8.2 million (S/.27.6 million) outstanding under this loan.

Syndicated Loan. In December 2015 we entered into a medium term loan credit agreement for up to US$200 million (S/.672 million) with Credit Suisse AG, Cayman Islands Branch, and Credit Suisse Securities (USA) LLC. The term of the loan is five years, with quarterly installments starting on the 18th month. The loan accrued interest at a rate of three months Libor plus 3.9% per year. The proceeds were used to finance our equity participation in Gasoducto Sur Peruano (“GSP”), which was the concessionaire of the southern gas pipeline project. As of December 31, 2016, the principal amount outstanding under this loan was US$150 million (S/.504 million) and, as of the date of this annual report, the principal amount outstanding under this loan is US$76.3 million (S/.256.5 million).

As a result of the termination of the GSP gas pipeline concession, in June 2017, we entered into an amendment to the credit agreement. According to the terms of the amendment, our syndicated loan matures in December 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment. The syndicated loan continues to accrue interest at LIBOR plus 4.90% per year. In addition, we are prohibited from paying dividends until the loan is repaid in full. Also, we have provided additional security interests, so that the amended syndicated loan will be secured by: (i) a first lien on our shares of GyM and Concar; (ii) a first lien on our shares of Almonte; (iii) a first lien on certain real estate properties in Surquillo; (iv) liens on certain related accounts; (v) a second priority lien on our shares of CAM and CAM Servicios del Perú S.A.; and (vi) a first lien on cash flows from the sale of certain assets.

The amendment to the credit agreement contains certain covenants, including the obligation by us to maintain the following financial ratios during the term of the agreement: (i) the Consolidated EBITDA to Consolidated Interest Expense Ratio (as defined therein) shall not be less than 3.5:1.0 commencing on April 1, 2018 and thereafter; (ii) the Consolidated Leverage Ratio (as defined therein) shall not be greater than (a) 3.5:1.0 at any time during the period commencing on December 31, 2016 and ending on March 31, 2017; (b) 3.5:1.0 at any time during the period commencing on April 1, 2017 and ending on June 30, 2017; (c) 3.0:1.0 at any time during the period commencing on July 1, 2017 and ending on September 30, 2017; and (d) 2.5:1.0 at any time thereafter; and (iii) the Debt Service Coverage Ratio (as defined therein) as of the last day of any fiscal quarter of the borrower, falling on or after the first anniversary of the closing date, shall not be less than 1.5:1.0 commencing on April 1, 2018 and thereafter. Furthermore, the agreement contains a covenant restricting the CAM Chile Leverage Ratio (as defined therein) from exceeding 2.5:1.0 at any time. The agreement also imposes limitations, in an event of default, on ours and our subsidiaries’ ability to distribute dividends, including, among others, that we may only distribute cash dividends to our stockholders out of 40% of our net income available for distribution in accordance with IFRS, as reflected in our audited consolidated financial statements for the fiscal year most recently ended.

As of the date of this annual report, and due to the accounting adjustments in connection to the termination of the GSP concession, we are again under certain continuing defaults under the syndicated loan with respect to the financial ratios and the non-delivery of the company’s audited consolidated financial statements for the fiscal years 2016 and 2017 on time. We are in the process of requesting waivers from the lenders.

GSP Bridge Loan and New Term Loan. With the termination of the GSP gas pipeline concession, our proportional guarantee under the GSP bridge loan became due. As of December 31, 2016, there was US$129 million (S/.433.4 million) of principal amount outstanding under our corporate guarantee. As of the date of this annual report the principal amount outstanding under the GSP bridge loan has been entirely paid. On June 27, 2017 we entered into a new US$78.7 million (S/.264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to prepay GSP bridge loan. The new term loan matures on 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment. The agreement with respect to such term loan contains a covenant restricting the Consolidated Leverage Ratio (as defined therein) from exceeding 3.5:1.0 at any time and the CAM Chile Leverage Ratio (as defined therein) from exceeding 2.5:1.0 at any time. The term loan accrues interest at LIBOR plus 4.50% per year, which will increase to 5.00% during the second year and to 5.50% during the third year. In addition, we will be prohibited from paying dividends until the loan is repaid in full. Also, the term loan will be secured by: (i) a first lien on our rights to receive the termination payment derived from the GSP termination (the “VCN”); (ii) a second priority lien on our shares of GyM and Concar; (iii) a second priority lien on our shares of Almonte; (iv) a second priority lien on certain real estate properties in Surquillo; (v) a second priority lien on our shares of CAM; (vi) a second priority lien on our shares of CAM Servicios del Perú S.A.; and (vii) a first lien on cash flows from the sale of certain assets. As of the date of this annual report, there is US$72.5 million outstanding on the GSP bridge loan.

As of the date of this annual report, we are under certain continuing defaults under the term loan with respect to the financial ratios and the non-delivery of the audited consolidated financial statements of the company for the 2016 and 2017 fiscal years on time. We are in the process of requesting waivers from the lenders.

GSP Performance Guarantee. Upon the termination of the GSP gas pipeline concession, our proportional repayment obligations under the GSP performance guarantee from Chubb Insurance Company became due. As of December 31, 2016, we had US$52.5 million (S/.176.4 million) in obligations outstanding and, as of the date of this annual report, we had US$15.6 million (S/.52.6 million) in obligations outstanding. We recorded this amount as other accounts payable in our financial statements as of December 31, 2016. On March 31, 2017, we renegotiated the terms of our repayment obligations. The new terms required repayment by March 31, 2018 and were extended until June 30, 2018, with interest accruing at 6% per year. The new terms also provide a security interest over our shares in CAM and over cash flows from the sale of certain assets.

Financial Stability Framework Agreement

On July 31, 2017, we, and certain of our subsidiaries, GyM, CAM Peru S.A., Vial y Vives—DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Peru S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continenal, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1,630,538 and S/.143,934,533, which may be increased by an additional US$14,000,000 subject to certain conditions; (ii) grant GyM a line of credit of up to US$51,566,849 and S/.33,563,807; (iii) grant us, GyM, CAM Peru S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of us and GyM for the issuance of performance bonds up to an amount of US$100,000,000 (which may be increased by an additional US$50,000,000, subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of GyM and us, as well as the request of CAM Peru S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April of 2018, we repaid US$73.9 million of the facility with the proceeds of the sale of Stracon.

As of the date of this annual report, we are under continuing default due to the non-delivery of our audited consolidated financial statements and those of our subsidiary, GyM, for the 2016 and 2017 fiscal years. We are in the process of requesting waivers from the lenders.

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

In September 2012, our subsidiary Viva GyM entered into a forward foreign exchange agreement with Banco de Crédito del Peru to hedge the foreign exchange risk on the amount to be received in U.S. dollars as proceeds from a loan agreement with Banco de Crédito del Peru in connection with the construction of the Torre Real 8 project. Under the agreement, Viva GyM received in soles the equivalent of US$3.6 million in 12 equal installments payments of US$300,000 determined at a fixed exchange rate of S/.2.5921 per U.S. dollar on the first installment in October 2012 and up to S/.2.6242 per U.S. dollar on the final installment in September 2013. In February 2013, Viva GyM settled a second forward exchange agreement with Banco de Crédito related to the same project pursuant to which it received in soles the equivalent of US$3.3 million in scheduled installments (between July 2013 and January 2014).

In August 2014, our subsidiary CAM Chile entered into two forward foreign exchange agreements for US$0.9 million and US$0.8 million, respectively. In addition, in February 2015, CAM entered into two forward foreign exchange agreements for US$0.9 million and US$0.5 million respectively.

For additional information about our derivative financial instruments and borrowings, see notes 2.9, 18 and 19 to our audited annual consolidated financial statements included in this annual report.

Capital Expenditures

The table below provides our total capital expenditures incurred in 2014, 2015 and 2016.

	Year ended December 31,
	2014	2015 Restated	2016	2016
	(in millions of S/.)			(in millions of US$)
Engineering and Construction(1)(2)	485.0	124.2	115.0	34.2
Infrastructure	226.8	247.4	141.5	42.1
Real Estate(3)	119.4	41.4	49.7	14.8
Technical Services(2)(4)	120.9	65.9	59.5	17.7
Corporate	200.1	469.1	421.9	125.6

Total	1,152.2	948.0	787.55	234.40

(1)	In our consolidated financial statements, in accordance with IFRS, we record in “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments, which is included in the table above.
(2)	Includes S/.328.8 million, S/.415.9 million, and S/.72.9 million of capital expenditures related to acquisitions in 2014, 2015 and 2016, respectively.
(3)	Includes S/.115.9 million, and S/.0 million and S/.13.9 million in investments in 2014, 2015 and 2016, respectively, for the purchase of land by our Real Estate segment, which in accordance with IFRS are recorded in our consolidated financial statements as “inventory.”
(4)	In our consolidated financial statements, in accordance with IFRS, we record as “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments which is included in the table above.

Capital expenditures for our E&C segment of approximately S/.485.0 million (US$162.2 million), S/.124.2 million (US$36.4 million) and S/.115.0 million (US$34.23 million) in 2014, 2015 and 2016, respectively, primarily correspond to the purchase of equipment and machinery and, to a lesser extent, investments relating to mining services contracts. In 2014, capital investments in the E&C segment included S/.74.7 million (US$25 million) with respect to additional stake of Stracon GyM, S/.17.9 million (US$6 million) with respect to an additional stake in CAM Peru and S/.234.3 million (US$78.4 million) with respect to the acquisition of Morelco. In 2015 capital investments in the E&C segment also included S/.22.0 million (US$7.3 million), with respect to the acquisition of 20% of the participation of Red Eagle in the San Ramon Project (Colombia). In 2016 capital investments in the E&C segment also included S/.51.38 million (US$15.1 million) with respect to an additional stake in Vial y Vives- DSD.

Capital expenditures for our Infrastructure segment of approximately S/.226.8 million (US$75.9 million), S/.247.4 million (US$72.4 million), and S/.141.5 million (US$42.1 million) in 2014, 2015 and 2016, respectively, correspond to periodic maintenance and the construction of the second stage of our Norvial toll road concession and, in our Energy line of business, oil development drilling activities as well as improvements for our gas processing plant and investments in Metro de Lima. In 2014 and 2015 capital expenditures for our Infrastructure segment also included the purchase of trains for Line One of the Lima Metro and the construction of the railway maintenance and repair yard, while in 2016 we only had capital expenditures relating to work maintenance of our trains and infrastructure.

Capital expenditures for our Real Estate segment of approximately S/.119.4 million (US$40.0 million), S/.41.4 million (US$12.4 million) and S/.49.7 million (US$14.8 million) in 2014, 2015, and 2016, respectively, primarily correspond to the purchase of land for real estate projects, including El Tigre, Panorama and Huancayo projects in 2014, the Ancon project in 2015, and the Pezet and Paul Harris projects in 2016.

Capital expenditures for our Technical Services segment of approximately S/.120.9 million (US$40.4 million), S/.65.9 million (US$19.3 million), and S/.59.5 million (US$17.7 million) in 2014, 2015 and 2016, respectively, primarily correspond to maintenance of equipment relating to Concar, CAM and GMD.

In 2014, Corporate segment investments include S/.75.8 million (US$25.4 million) for the acquisition of COGA and S/.88.3 million (US$29.5 million) for additional stake in GyM and Viva GyM plus the construction of the new office building for corporate use. In 2015, investments include S/.346.5 million (US$115.9) for the acquisition of a 20% stake of Concesionaria Gasoducto Sur Peruano S.A. and S/.47.4 million (US$13.9 million) for the acquisition of Adexus. In 2016, investments include S/.426.7 million (US$127 million) for the acquisition of our 20% stake in GSP and S/.22.3 million (US$6.7 million) for an additional stake in Adexus.

Divestitures in 2014 consisted of approximately S/.43.0 million (US$14.4 million) relating to sale of equipment by GyM and Stracon GyM. Divestitures in 2015 consisted of approximately S/.10.4 million (US$2.9 million) relating to sale of equipment of GyM Divestitures in 2016 consisted of S/.107.6 million (US$32.0 million) relating to the sale of our 1.64% stake in Transportadora de Gas del Perú S.A. (TGP) and S/.107.0 million (US$31.8 million) relating to sale of equipment of GyM.

We have budgeted S/.352.6 million (US$103.7 million) in capital expenditures for 2017. Our current plans for our E&C segment contemplate capital expenditures in 2017 of approximately S/.94.2 million (US$27.7) million mainly for the purchase of equipment and machinery. Our current plans for our Infrastructure segment contemplate capital expenditures in 2017 of approximately S/.185.1 million (US$54.5 million) principally for the construction of the second stage of Norvial, the expansion of the Line 1 of the Lima Metro and for investments in oil development drilling activities. Our current plans for our Real Estate segment contemplate expenditures in 2017 of approximately S/.7.2 million (US$2.1 million) for the purchase of land for real estate development projects. Our current plans for our Technical Services segment contemplate capital expenditures in 2017 of approximately S/80.4 million (US$23.7 million) principally for the purchase of equipment used in our operations. Our current plans for our Corporate segment contemplate divestitures in 2017 of approximately S/.291.6 million (US$85.7 million). In addition, we have entered into a financial stability framework agreement providing for new lines of credit. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

These estimates are subject to change. We routinely evaluate acquisitions, new infrastructure concessions, land purchases and other investment or divestiture opportunities that are aligned with our strategic goals, particularly in Peru, Chile and Colombia. We cannot assure you that we will find opportunities on terms that we consider to be favorable to us, whether we will be able to take advantage of such opportunities should they arise, or the timing of and funds required by such opportunities. In addition, should we undertake any such investments, we expect to finance these opportunities with a combination of cash on hand, new borrowings and/or financial contributions from partners, depending on a variety of commercial considerations at such time. See “Part I. Introduction—Forward-Looking Statements.”

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Our Main Market: Peru

The following sets forth key macroeconomic trends in our markets, Peru, Chile and Colombia. For additional information on trends in our business, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations” and “Item 4.B. Business Overview—Backlog.”

Overview of the Peruvian Economy

Our results are substantially affected by economic conditions prevailing in Peru. The Peruvian economy has been one of the fastest growing economies globally during the period from 2013 to 2017. According to the Peruvian Central Bank, Peruvian real GDP grew at an average rate of 3.5% during that period, one of the highest rates in South America. The economic expansion during this period was a result of robust domestic demand, increase in investment, price stability, increase in foreign direct investment, and an improvement in public finances, among other factors.

Nominal GDP per capita has increased from S/.17,645 in 2013 to S/.22,046 in 2017, a 24.9% increase. Average annual inflation, measured by the change in the CPI index, was 3.0% in the period from 2013 to 2017. On the other hand, Peru’s Sol, depreciated from an average of S/.2.70 per US$1.00 in 2013 to an average of S/.3.26 per US$1.00 in 2017, a depreciation of 21%. Peru’s sovereign debt has been granted investment grade rating by S&P, Fitch and Moody’s. At the end of 2017, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB+ by S&P (August 2013) and Fitch (October 2013) and A3 by Moody’s (July 2014).

The following table sets forth the main economic indicators of the Peruvian economy from 2013 to 2017:

	2013	2014	2015	2016	2017
Nominal GDP (US$ billions)	202.1	202.8	192.3	195.3	215.1
Nominal GDP / capita (US$)	6,529.6	6,455.0	6,172.7	6,204.5	6,756.7
Real GDP growth rates (% based on local currency GDP)	5.0%	2.4%	3.3%	4.0%	2.5%
Private consumption growth rate	5.2%	3.9%	4.0%	3.3%	2.5%
Private investment growth rate	3.9%	(2.3%)	(4.3%)	(5.9%)	0.1%
Foreign direct investment growth rate	(24.0%)	(15.2%)	4.9%	(17.0%)	(1.4%)
Public expenditure (consumption and investment) growth rate	9.4%	3.6%	3.6%	(0.2%)	1.1%
Total private and public fixed investment growth rate (1)	5.9%	(2.1%)	(5.3%)	(4.6%)	0.0%
Exports growth rate	1.0%	(0.9%)	4.0%	9.5%	8.5%
Imports growth rate	5.1%	(1.4%)	2.4%	(2.2%)	4.0%
Inflation (measured by change in CPI)	2.9%	3.2%	4.4%	3.2%	1.4%
Average exchange rate (S/./US$)	2.70	2.84	3.19	3.38	3.26
End of period exchange rate (S/./US$)	2.80	2.99	3.41	3.36	3.25
Central Bank interest rate (end of period)	4.00%	3.50%	3.75%	4.25%	3.25%
Population (million)(1)	30.9	31.4	31.1	31.5	31.8
Unemployment rate(1)	7.5%	6.0%	6.4%	6.7%	6.7%
Total public debt (US$ billions)	38.3	38.6	41.8	46.7	53.6
Public debt/nominal GDP (%)	19.6%	20.0%	23.3%	23.8%	24.8%
Net reserves (US$ billions)	65.7	62.3	61.5	61.7	63.6
Net reserves/nominal GDP (%)	32.5%	30.7%	32.0%	31.6%	29.6%
Fiscal surplus (deficit)/nominal GDP (%)	0.9%	(0.3%)	(2.1%)	(2.6%)	(3.1%)

Source: Peruvian Central Bank, SBS, Ministry of Economy and Finance, National Statistical Institute of Peru (INEI), IMF.

(1)	2017 projected by IMF.

The following table sets forth real gross domestic product by expenditure for the years indicated.

GDP by Expenditure (% of GDP unless otherwise stated)	2013	2014	2015	2016	2017
Government consumption	11.2	12.2	12.6	12.0	11.8
Private consumption	61.5	63.0	65.5	65.5	64.8
Total fixed investment	27.9	26.3	24.6	22.6	21.1
Public sector	5.8	5.6	5.0	4.8	4.6
Private sector	20.7	20.1	19.3	17.8	16.9
Change in inventories(1)	1.4	0.6	0.3	(0.0)	(0.5)
Exports of goods and services	24.1	22.4	21.0	22.1	24.3

GDP by Expenditure (% of GDP unless otherwise stated)	2013	2014	2015	2016	2017
Imports of goods and services	24.8	24.0	23.7	22.2	22.0
Net exports	(0.7)	(1.6)	(2.7)	(0.1)	2.3
GDP (in billions of US$)	202.1	202.8	192.3	195.3	215.1

Source: Peruvian Central Bank

(1)	Defined as the difference between the volume at the end of the period and the volume at the beginning of the period; valued at the average price over the period.

Key Industry Sectors Relating to Our Business in Peru

Construction and Infrastructure

The Peruvian construction industry nominal GDP is estimated at US$12.4 billion and accounted for 5.8% of the country’s nominal GDP in 2017 according to the Peruvian Central Bank. Construction GDP grew at an average of 4.2% annually in nominal terms during the five years from 2013 to 2017. The following table illustrates, from 2013 to 2017, the average real growth rate in both private investment and construction in Peru vis-à-vis the average real GDP growth rate.

Growth of Real Private Investment GDP and Real Construction Sector GDP vs. Real GDP

Source: Peruvian Central Bank.

Mining

Peru is a poly-metallic resources producer and exports several metals including silver, copper, zinc, gold and lead, among others. Peru is also a major contributor to global metal reserves. According to the U.S. Geological Survey of 2018, Peru holds 17.5% of global silver reserves, 12.2% of global zinc reserves, 10.3% of global copper reserves and 4.3% of global gold reserves, as of January 2018. According to the Peruvian Central Bank, mining exports reached approximately US$27.2 billion and represented 60.5% of total Peruvian exports in 2017.

Upcoming mining projects comprise estimated capital expenditures of approximately US$18.9 billion from 2015 to 2017, according to APOYO Consultoría. As of December 2017, the Peruvian Ministry of Energy and Mines estimates 46 mining projects at various stages of development involving an estimated investment of US$46.1 billion.

Mining Investment Projects by Level of Development

	Number of Projects	US$ billion
Expansion	5	5.2
With approved Environmental Impact Assessment (“EIA”)	14	15.7
With EIA under evaluation	2	0.6
Exploration	25	24.5

Total	46	46.1

Source: Peruvian Ministry of Energy and Mines.

Power and Utilities

The power and utilities market in Peru has shown sustained growth with maximum electricity demand reaching 6,596 MW and growing at an average annual rate of 4.5% during the five years from 2013 to 2017, according to the Economic Operations Committee of Peru’s National Interconnected System. The growth of the power and utilities market has led to the construction of power generation facilities, as well as the expansion of the power transmission and distribution network.

According to the Economic Operation Committee of the National Interconnected System (“COES SINAC”), Peru had an installed generation capacity of 11,970 MW as of December 2017. As of 2017, the Peruvian market was served by 54 generation companies. As of December 2017, the nation’s power transmission network spanned approximately 28,537 kilometers, according to the COES SINAC. As of 2017, there were 13 electric distribution companies across Peru.

Oil and Gas

The oil and gas activity in Peru has decreased with a sector nominal GDP average annual growth rate of (1.6)% during the five years from 2013 to 2017. Oil and gas activity includes the exploration and production, and transportation and commercialization of hydrocarbon products and derivatives.

According to the Peruvian Ministry of Energy and Mines, during 2017, local production of hydrocarbons was approximately 16 MMbbl of Petroleum, 33 MMboe of liquefied natural gas (LNG) and 81 MMboe of natural gas. These levels decreased an average of 3.3% annually from 2013 to 2017. Peruvian gas production increased considerably since 2004, when the Camisea project, the largest gas project in Peruvian history, began operations. The Peruvian Ministry of Energy and Mines reports that as of 2016 proven reserves of oil and gas amounted to 3,906 MMboe. These reserves have increased since 2009, due to increased exploration activities, as evidenced in the chart below. The Peruvian government’s reserves methodology may differ materially from the one mandated by the SEC.

Hydrocarbons Proven Reserves and Production Evolution in Peru (in MMboe)

Source: Peruvian Ministry of Energy and Mines

Our Other Markets: Chile and Colombia

Chile

Overview of the Chilean Economy

Our activities in Chile span across the E&C and power services sectors. The following table sets forth the main economic indicators of the Chilean economy for the period from 2013 to 2017.

Values in nominal US$ billion unless otherwise stated	2013	2014	2015	2016	2017
Nominal GDP	278.5	261.1	244.0	250.1	276.9
Nominal GDP / capita (US$)	15,797.4	14,655.5	13,548.4	13,743.8	15,057.6
Real GDP growth rate (%)	4.2%	1.9%	2.2%	1.3%	1.5%
Inflation (%, measured by change in CPI)	3.0%	4.6%	4.4%	2.7%	2.3%
Total private and public fixed investment	69.1	57.1	49.6	47.6	49.1
Average exchange rate (CLP/US$)	495.0	570.0	654.2	676.8	649.3
End of period exchange rate (CLP/US$)	523.8	607.4	707.3	667.3	615.2
Population (million) (1)	17.6	17.8	18.0	18.2	18.4
Unemployment rate (2)	5.9%	6.4%	6.2%	6.5%	7.0%
Public Debt / nominal GDP (%)	12.0%	14.0%	16.0%	21.3%	24.9%
Net reserves / nominal GDP (%)	14.8%	15.5%	15.8%	16.2%	14.1%
Fiscal surplus (deficit) / nominal GDP (%)	(0.5%)	(1.5%)	(2.1%)	(2.7%)	(2.8%)

Source: Chilean Central Bank, Chilean Government Budget Office, IMF, Global Insight

(1)	2017 and 2016 projected by the IMF
(2)	2017 projected by the IMF

The Chilean real GDP grew at an average annual rate of 2.2% during the five years from 2013 to 2017 in real terms. The country’s nominal GDP per capita has increased 25.0% from CLP 7,819,646 in 2013 to CLP 9,777,343 in 2017. This expansion was mainly driven by a strong domestic demand in real terms: total consumption grew on average at 3.2% per year during the five years from 2013 to 2017. Inflation has remained stable since 2013, averaging 3.4% between 2013 and 2017, in line with the Chilean Central Bank’s inflation target of 3% +/- 1%. Chile’s sovereign debt has the highest rating in the region, rated A+ by S&P (July 2017), Aa3 by Moody’s (July 2016) and A by Fitch (February 2018).

Colombia

Overview of the Colombian Economy

Our current activities in Colombia involve technical services provided primarily to the power services sector. The following table sets forth the main economic indicators of the Colombian economy for the period from 2013 to 2017.

Values in nominal US$ billion unless otherwise stated	2013	2014	2015	2016	2017
Nominal GDP	380.0	377.9	288.4	280.4	309.2
Nominal GDP / capita (US$)	8,065.2	7,928.1	5,983.0	5,751.6	6,272.4
Real GDP growth rate (%)	4.9%	4.6%	3.1%	2.0%	1.8%
Inflation (%, measured by change in CPI)	1.9%	3.7%	6.8%	5.8%	4.1%
Total private and public fixed investment	92.2	97.6	76.2	68.9	70.7
Average exchange rate (COP/US$)	1,868.9	2,001.1	2,771.5	3,051.0	2,951.3
End of period exchange rate (COP/US$)	1,926.8	2,392.5	3,149.5	3,000.7	2,984.0
Population (million) (1)	47.1	47.7	48.2	48.7	49.3
Unemployment rate (1)	9.7%	9.1%	8.9%	9.2%	9.3%
Public Debt / nominal GDP (%)	34.5%	37.7%	41.4%	42.8%	45.3%
Net reserves / nominal GDP (%)	11.5%	12.5%	16.2%	16.6%	15.4%
Fiscal surplus (deficit) / nominal GDP (%)	(2.2%)	(2.6%)	(3.1%)	(3.9%)	(3.3%)

Source: Colombian National Department of Administration of Statistics (DANE), Colombian Central Bank, Colombian Treasury Department, IMF, Global Insight

(1)	2017 and 2016 projected by the IMF

Colombian real GDP grew at an average annual rate of 3.3% during the five years from 2013 to 2017. The country’s nominal GDP per capita has increased 22.8% from COP 15,073,046 in 2013 to COP 18,511,888 in 2017. Inflation has increased in recent years, averaging 4.4% per year from 2013 to 2017, higher than the Colombian Central Bank’s inflation target of 3% +/- 1%. On the other hand, the Colombian peso depreciated from an average of COP 1,869 per US$1.00 in 2013 to an average of COP 2,951 per US$1.00 in 2017. Colombia’s sovereign debt currently holds BBB rating from Fitch (October 2017) BBB- from S&P (December 2017), and Baa2 from Moody’s (July 2014). Colombia is also recognized for its investor-friendly legal regime.

E. Off-Balance Sheet Arrangements

As of December 31, 2016, we did not have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

For information about performance guarantees and similar instruments that we obtained in the ordinary course of business, see note 31 to our audited annual consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with payment terms as of December 31, 2016.

	Payments Due By Period (in millions of S/.)
	Less than 1 year	1-2 years	3-5 years	More than 5 Years	Total
Indebtedness(1)	1,223.7	411.2	672.0	801.1	3,108.0
Capitalized Lease Obligations(1)	117.3	80.9	25.1	16.9	240.2
Interest(2)	126.2	174.7	307.0	536.1	1,144.0
Purchase Obligations(3)	176.4	—	—	—	176.4

Total(4)	1,643.7	666.8	1,004.1	1,354.0	4,668.6

(1)	Includes principal only of our indebtedness and capitalized lease obligations.
(2)	Includes the effect of our interest swap agreements described in “—Derivative Financial Instruments.”
(3)	Includes the debt from performance guarantee with Chubb.
(4)	Excludes building leases, which are not material.

G. Safe Harbor

See “Part I. Introduction—Forward-Looking Statements.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Board of Directors

The following sets forth our directors and their respective positions as of the date of this annual report. All directors were elected at our annual shareholders’ meeting held on March 31, 2017, and their term expires in March 2020, on the third anniversary from the date of election.

Name	Position	Year of Birth	Year of First Appointment
Augusto Baertl Rafael Venegas	Chairman of the Board (Independent)* Vice Chairman of the Board (Independent)**	1945 1950	2017 2017
Carlos Montero	Director	1942	1996
Pedro Pablo Errazuriz	Director (Independent)**	1961	2014
Roberto Abusada	Director (Independent)**	1946	2017
Alfonso de Orbegoso	Director (Independent)**	1962	2017
Manuel del Río	Director (Independent)**	1952	2017
Alfonso García Miró	Director	1964	2017
José Antionio Rosas	Director (Independent)**	1970	2017

*	Independent member under Peruvian independence standards.
**	Independent member under Peruvian and NYSE independence standards.

The following sets forth selected biographical information for each of the members of our board of directors. The business address of each of our current directors is Av. Paseo de la República 4667, Surquillo, Lima 34, Perú.

Augusto Baertl Montori. Mr. Baertl is a mine engineer from the Universidad Nacional de Ingeniería with postgraduate programs at Harvard Business School and at Northwestern University. He has assumed important senior management positions in Peruvian and international mining and oil companies. For 30 years, Mr. Baertl held various positions in the mining company Milpo, ranging from mine superintendent, assistant manager and COO, to CEO. From 1997 to 2003, he served as president and CEO of Compañia Minera Antamina. Since 1997 he has been CEO of Agrícola Chapi S.A., and since 2003, he has been the executive president of Gestora de Negocios e Inversiones.

Mr. Baertl is the former chairman of the board of directors of the National Society of Mining, Oil and Energy at the Institute of Mining Engineers of Peru, as well as of the Latin American Business Council (CEAL) and of the Chamber of Commerce Canada- Peru. He has also been chairman of the board of Atlas Copco Peru, Downing Teal-Peru, and Petroperu. In addition, he has been member of the board of directors of different companies such as Milpo, Atacocha, Huarón, Chungar, Castrovirreyna Mining Corporation, Interbank, BISA, Graña y Montero S.A.A., Norsemont and of the Prospectors and Developers Association of Canada (PDAC). He is currently chairman of the board of Agrícola Chapi, as well as a member of the board of Alturas Minerals, Chinalco International, FIMA, Stevia One and Ligabue Catering Perú S.A.C. He is also an active member of the board of directors of the National Society of Mining, Petroleum and Energy and COMEX. He has also participated in the board of directors of various non-profit institutions.
Rafael Venegas Vidaurre. Mr. Venegas is an industrial and systems engineer from Universidad Nacional de Ingeniería and holds post-graduate specializations in administrative and finance processes at A.Andersen School in Chicago, and has completed the Management and CEO programs at the Graduate School Kellogg, as well as the strategic planning, human management and marketing program at Harvard University. He has been CEO of Banco Internacional de Colombia, Citibank Peru, BankBoston Peru, Banco Sudamericano, Hermes/Brinks and, from 2010 to 2016, of Rimac Seguros y Reaseguros.

In addition, Mr. Venegas has served as director of several institutions and companies such as Diners Peru, Profuturo AFP, Banco Financiero, Scotiabank Perú, Compass Group Peru and as chairman of the board of directors in Citileasing, Citicorp S.A.B., Clínica Internacional and Rímac EPS.

Carlos Montero Graña. Mr. Montero is a civil engineer from Universidad Nacional de Ingeniería, and completed postgraduate studies in the senior management program at the University of Piura. He has been director of Graña y Montero S.A.A. since August 1996 to date. Mr. Montero is also chairman of the board of our subsidiary Concar S.A. and director of our subsidiary GMP S.A. He previously served as managing director of our subsidiary GyM until 2007, and was director of IPAE, GMD, GMI and UNICON.

Pedro Pablo Errázuriz Domínguez. Mr. Errázuriz is a civil engineer from Universidad Católica de Chile, with a master’s degree in engineering sciences from the same university and a master’s degree in operational research (Finance) from the London School of Economics. He is currently a partner of Veta Tres and director of companies. Until March 2014, he served as Minister of Transport and Telecommunications in the Chilean administration of president Sebastián Piñera, a position he assumed in 2011. He has been a director of several companies representing the Ontario Teachers’ Pension Plan Holding and CEO of its investments’ subsidiary in Chile, AndesCan, between 2009 and 2011. At the same time, he served as chairman of the board of Biodiversa, Esval, Aguas del Valle and SAESA Group. He was CEO and president of the board of the health services company ESSBIO. He was also CEO of Lan Express between 2000 and 2006 and Vice President of corporate planning for Lan Chile between 1999 and 2000. Mr. Errázurriz has been a member of the Graña y Montero board from 2014 to date.

Roberto Abusada Salah. Mr. Abusada studied Economics at Universidad Católica del Perú and at Cornell and Harvard Universities in the USA. He holds a Bachelor’s degree in economics from Universidad Católica as well as a master’s and PhD in economics from Cornell University. He has been senior advisor to the Minister of Economy during the years of the Peruvian economic reform (1993 and 1997). In 1994 he co-founded the Peruvian Institute of Economics (IPE), which he presides over. Dr. Abusada has taught economics at Universidad Católica del Perú, Universidad del Pacífico, UPC, ESAN and Boston University. He was director of the program of graduates in economics of the Universidad Católica and in the 1980s he held the positions of vice minister of commerce, vice minister of economy and member of the board of directors of the Central Reserve Bank. He has been director of the Corporación Andina de Fomento, as well as of Graña y Montero S.A.A. and TECSUP. He has been a member of the Global Strategic Advisory Group (GSAG) of the Konrad Adenauer Foundation. He has been a consultant to the United Nations (UNIDO, Vienna) World Bank, Inter-American Development Bank and various governments. He is currently an Ad Honorem advisor of the Peruvian government for matters of the Pacific Alliance and representative of the presidency of the council of ministers to the board of the fiscal stabilization fund and chairman of the board of GMD S.A., director in GMP S.A. and UNACEM S.A.A.

Dr. Abusada has written several books and academic articles in various economic areas and is currently writing a fortnightly opinion column at El Comercio newspaper in Lima, Peru.

Alfonso de Orbegoso Baraybar. Mr. de Orbegoso is a lawyer from Pontificia Universidad Católica del Perú. He holds a master’s degree from Duke University School of Law and has completed specialization courses at the London School of Economics, Georgetown University and The McDonough School of Business. During 1991 and 1998 was partner of the Ludowieg, Andrade & Associates law firm and during 1998 to 2013 he served as legal vice president and regulatory affairs at Nextel del Perú S.A. During 2014 and 2015 he served as vice president legal, regulatory and interconnection at Nextel Telecomunicações Ltda, Brazil.

Manuel del Río Jiménez. Mr. Del Río is a mechanical engineer from Pontificia Universidad Católica del Perú and holds a master’s degree in industrial management from the Krannert Graduate School of Management—Purdue University—Indiana, USA. Since October 2016, Mr. Del Río has been serving as manager of administration and finance at MZM Mining. From July 2013 to September 2016, he was partner in tax & legal at KPMG in Peru and responsible for transactions, transfer pricing, corporate finance and business development.

During 2010 and 2013, he was the lead partner in the practice of advisory at KPMG in Peru. Previously, and since joining KPMG in 2004 until 2010, he was the managing partner of the transfer pricing division of KPMG Tax & Legal in Peru. He has more than nine years as leader of the financial control area and CFO of Citibank Perú. He was vice president of Profuturo AFP as well as member of the executive committee and director for ten years. In addition to this, he has been in charge of the professional and medical equipment business unit at Philips for eight years. Moreover, for ten years he has held various positions in the industrial and internal consulting sectors of Philips Peruana. He has taught several courses and lectures at the ESAN School of Business for Graduates and at the Pontificia Universidad Católica del Perú, as well as in private companies.

Alfonso García Miró Peschiera. Mr. Alfonso Garcia Miro holds a degree in economics and an MBA from the Universidad de Piura, Peru. He is chairman and CEO of IPN Investments, a real assets investment & holding company based in Peru. He also leads IPN Properties, a Peruvian real estate development firm, and Swissport GBH Honduras, an airport handling & cargo services company. Mr. Garcia Miro is Past President of CONFIEP, the National Confederation of Private Business Associations; board member and former president of COMEXPERU, the Peruvian Foreign Trade Association; board member of the Chilean-Peruvian business council, a private initiative tasked to foster the economic ties between these two countries.

He is also board member of Instituto Proeducación, an educational NGO; board member of IPE, the Peruvian Institute of Economics, a private think tank supporting free economy principles and practices; and board member of MALI, the Lima Art Museum. In the past, Mr. Garcia Miro sponsored, as founder, chairman and CEO of several infrastructure companies, such as GBH Investments, Swissport GBH Perú and Aeropuertos del Perú.

José Antonio Rosas Dulanto. Mr. Rosas holds a bachelor’s degree in business administration and accounting from Universidad del Pacífico. He also holds an MBA in finance from the Wharton School de University of Pennsylvania and has completed the high potential leadership program and the advanced management program at Harvard Business School. He has been CFO of Supermercados Peruanos S.A. and of Intercorp Perú Ltd. In addition, he has served as vice president of finance at Interbank and as CEO of Universidad Tecnológica del Perú. He is currently director of the MLW Institute for the Development of DreamFutures and managing partner at Nexus Group.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. Our executive officers are appointed for an indefinite period of time and their term of office may be terminated by our board of directors at its discretion. The following table presents information concerning the current executive officers of the company and their respective positions:

Name	Position	Year of Birth	Year of Appointment	Year of First Employment at the Company
Luis Francisco Díaz Olivero	Chief Executive Officer	1970	2017	1993
Mónica Miloslavich	Chief Financial Officer	1966	2009	1993
Antonio Rodríguez	Chief Investment Officer	1963	2017	1999
Daniel Urbina Pérez	Chief Legal Officer	1969	2018	2018
Jorge Luis Izquierdo	Chief Human Resources Officer	1973	2015	1999
Antonio Cueto	Chief Operating Officer	1966	2017	1996
Rolando Ponce	Chief Executive Officer of Viva GyM	1963	2008	1993
Renato Rojas	Chief Executive Officer of GyM	1972	2014	1995
Eduardo Villa Corta	Chief Executive Officer of GMI	1964	2014	1995
Reynaldo Llosa	Chief Executive Officer of GMP	1960	2014	2014
Oscar Pando	Chief Executive Officer of CONCAR	1973	2016	2016
Manuel Wu	Chief Executive Officer of GyM Ferrovías	1977	2011	2001
Stephen Dixon	Chief Executive Officer of Stracon GyM	1970	2015	2011
Arturo Serna	Chief Executive Officer of Morelco	1957	2014	2014
Pablo Ruiz	Chief Executive Officer of Vial y Vives-DSD	1965	2017	2017
Luis Fukunaga	Roads Concessions Officer	1970	2012	2002
Sergio Morales	Chief Executive Officer of Adexus	1958	2017	2016
Carlos Gómez Pinto	Chief Audit Executive	1961	2018	2018
Javier Vaca Terron	Regional Manager of Engineering and Construction	1970	2018	2018
Fernando Dyer	Chief Risk and Compliance Officer	1962	2017	2017
Manuel Fernández Pollan	Executive Director, CAM and Adexus	1958	2017	2016
Julia Sobrevilla	Corporate Affairs Officer	1969	2018	2018

*	Appointed by CAM in 2007.

The following sets forth selected biographical information for each of our executive officers:

Luis Francisco Díaz Olivero. Mr. Díaz joined the group in 1993, and has been our chief executive officer since March 2, 2017 and was our deputy chief executive officer from February to March 2, 2017. Before that, he served as chief operating officer since 2015, as infrastructure officer between April 2013 and December 2014, and as the chief executive officer of our subsidiary GMP between 2011 and April 2013. He holds a degree in industrial engineering, and an MBA from University of Pittsburgh. He also served as the deputy chief executive officer of GMP from 2009 to 2011; chief financial officer of Graña y Montero from 2004 to 2009; and chief financial officer of our subsidiary GyM from 2001 to 2004. He is a member of the boards of directors of GyM, GMP, Viva GyM, Adexus and Stracon GyM.

Mónica Miloslavich. Mrs. Miloslavich joined the group in 1993 and has served as our chief financial officer since 2009. She holds a degree in economics from Universidad de Lima. She worked as chief financial officer of Graña y Montero Edificaciones S.A.C. from 1998 to 2004, and as chief financial officer of our subsidiary GyM from 2004 to 2009.

Antonio Rodriguez. Mr. Rodríguez joined the group in 1999, and has been our chief commercial officer since 2017. Previously, he was our investment officer since 2017. Before that, he served as chief commercial officer since January 2015. He previously served as chief investment officer, from 2010 to 2014. He holds a degree in accounting from Universidad de Lima, a master’s in business administration from ESAN, and a master’s in business administration from Birmingham Business School in the UK. He was the chief executive officer of Larcomar from 1999 to 2010, and is currently a director of our subsidiaries CAM and GMD.

Daniel Urbina Pérez. Mr. Urbina joined the group in 2018 as Chief Legal Officer. Before that, he served as general counsel for Inkia Energy since 2008, as vice president for Standard Chartered Bank between July 2005 and October 2008, as head of legal and compliance for Banco Standard Chartered between March 2000 and July 2005, as director general of the legal department for the Ministry of the Presidency between June 1999 and March 2000, as advisor to the Minister for the Advancement of Women between July 1997 and July 1998 and as associate for Benites Mercado & Ugaz between July 1993 and July 1998. He holds a law degree and an LLM from Columbia University and is authorized to practice law in Peru and New York.

Jorge Luis Izquierdo. Mr. Izquierdo joined the group in 1999, and was appointed chief human resources management officer in December 2015. Prior to that, he was our chief operational excellence officer between 2011 and 2015. In addition, from 2011 to 2013, he worked as chief officer of the Learning Center (currently known as Academia), and had previously served as project management officer. He holds a degree in civil engineering from Pontificia Universidad Católica del Perú, and a master’s degree in construction management from University of California, Berkeley.

Antonio Cueto. Mr. Cueto joined the group in 1996 and has been our chief operating officer since 2017. Previously, he was our infrastructure area officer since January 2015. He formerly served as country manager in Chile and held different management positions in the group. He holds a degree in economics from Universidad Católica del Perú and has a Masters degree in business administration from Universidad del Pacífico. He also has master’s in management and finance from HEC (France). He is a director of our subsidiaries GMP, GyM Ferrovías, Norvial, La Chira, Concesionaria Vía Expresa Sur, Survial and GMI.

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

Oscar Pando. Mr. Pando joined the group in May 2016, and is the chief executive officer of our subsidiary Concar. He is a business administrator at the Universidad de Lima with a master’s degree from Georgetown University. Mr. Pando has national and international experience of more than 20 years assuming various functional responsibilities, previously passed by Doe Run Perú, APC Corporation S.A., Philip Morris International, Securitas Peru, between other companies.

Manuel Wu. Mr. Wu is a civil engineer from the Pontificate Catholic University of Peru and holds a master’s degree in business administration from the University of Piura, Peru. He joined the group in 2001, and acted as chief technical officer for the oil and gas, electricity, infrastructure and sanitation areas of GyM S.A. from 2003 until 2007. He became manager of purchases and logistics of GyM S.A. in 2007, and general manager of the consortium Lima Actividades Comerciales comprised by GyM S.A. and Aguas de Barcelona from 2009 until 2011. Since 2011, he has worked as chief executive officer of GyM Ferrovias S.A.

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

Arturo Serna. Mr. Serna has been part of the group since 2014, when we acquired the majority shareholding of Morelco where he now serves as chief executive officer. Mr. Serna has a degree in chemistry from Universidad del Valle, and over 35 years of experience. He has held the position of chief executive officer of Morelco for 17 years.

Pablo Ruiz. Mr. Ruiz joined the group in 2017 and has been the chief executive officer of Vial y Vives – DSD S.A. since 2017. He holds a degree in civil engineering from the Polytechnic University of Madrid, he has a master degree in business administration from the University of La Laguna (Canary Island) and a master in civil engineering from the Universidad de Chile. Mr. Ruiz has more than 27 years of national and international experience in the construction of highways, roads, bridges, tunnels, environmental works, hydraulic works, marine works, railways, subways, industrial mining, urbanization and residential building, as well as a large design-build public-private partnerships on road and building projects. Mr. Ruiz previously worked as construction director at Acciona Contruction and, chief operating officer of Habtoor Leighton Group and area southern cone area director of Dragados.

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

Sergio Morales. Mr. Morales joined the group in 2016, and has served as the chief executive officer of Adexus S.A since April 2017. He holds a degree in civil industrial engineer from Santiago of Chile University. He has completed several technical and executive programs. He served as commercial manager of Adexus from June 2016 to April 2017. Prior to that, he worked at American Movil Group for nine years and also at Unisys Company for 11 years.

Javier Vaca Terron. Mr. Vaca graduated as a Civil Engineer, Channels and Ports from the Polytechnic University of Madrid in 1996. He joined the Spanish company, Ferrovial Agroman, participating in the study of international works and directing the execution of projects in Madrid. In 2004, he completed an Executive MBA master’s degree at IESE and joined Grupo Assignia as Director of International Production at the construction company, developing his work mainly in Latin America. In 2007, he was assigned new responsibilities within the Assignia group, as CEO of another group company, Eductrade, dedicated to foreign trade in the field of Health and Education. In 2014, he returned to the construction industry, this time directing the Business Development and Studies, Hiring and Institutional Relations Areas of the Spanish FCC. In 2016, he joined the OHL company as Southern Cone Zone Director, based in Santiago, Chile. In February 2018, he joined Graña y Montero as Regional Manager of the Engineering and Construction Area.

Carlos Gómez Pinto. Mr. Gomez has worked for Seagrams, Coca-Cola, Merril Lynch and Pacific Exploration & Production, in various leadership positions including as a CFO, Vice President of Internal Audit, Corporate Governance, Risks, Compliance, and Corporate Finance Manager. His experience includes responsibilities for implementing re-engineering processes, identifying non-value added activities and helping departments change their structure and improve work process efficiency. Currently, Mr. Gomez is a senior executive of Graña y Montero as Corporate Internal Auditor. Mr. Gomez is a Licensed International Financial Advisor and board member of certain companies and non-profit organizations. Mr Gomez earned a bachelor’s degree in Economics at Rosario University, a top private university in Colombia. He also obtained a MBA from Southern New Hampshire University in the USA.

Fernando Dyer. Mr. Dyer is the Chief Risk and Compliance Officer of Graña y Montero, and is responsible for the company’s Corporate Risk and Compliance Program. Fernando has more than 30 years of international experience in audit, finance, internal controls, governance, ethics, compliance and management at leading multinationals. His experience includes the design, implementation, management and leading international programs on risk assessment, code of conduct, whistle blower, due diligence, anti-corruption, anti-money-laundering and international sanctions aimed to deter, detect and protect companies from crimes (focused on FCPA and UK Bribery Act). Mr. Dyer holds an MBA form Université de Genève (Switzerland), specialized in International Management, and a BA in Accounting from the Universidad del Pacífico (Perú). He is a Certified Anti-Money Laundering Specialist (CAMS) by the Association of Certified Anti-Money Laundering Specialists (USA), a Certified Corporate Compliance & Ethics Professional (CCEP) by the Society of Corporate Compliance and Ethics (USA), and an International Faculty of the International Training Compliance and International Compliance Association – ICT/ICA – (United Kingdom). Mr. Dyer speaks English, French and Spanish fluently.

Manuel Fernández Pollan. Mr. Fernández joined the Group in December 2015 as chief executive officer of Adexus in Chile. He currently leads the Corporate Management of Services of GyM, is the President of Adexus and a director of CAM. Mr. Fernández holds a Bachelor’s degree in Industrial Engineering from the Polytechnic University of Madrid, an MBA from CEPADE in Madrid and a Master’s in Strategic Planning and Finance from IDE in Madrid. He has worked for 10 years at Emerson Network Power, the last three years as Vice President of Sales and Regional Operations of Latin America. Before that he was chief executive officer for the Andean Countries (Colombia, Ecuador, Venezuela and Peru). Previously he worked in the Telefónica group, occupying different positions in Spain and Latin America, the last two years in Peru as chief executive officer of Telefónica Servicios Compartidos and Vice President of Resources of Telefónica del Perú.

Julia Sobrevilla Perea. Ms. Sobrevilla joined Graña y Montero in April 2018 as Corporate Affairs Officer. She joins Graña y Montero most recently from Coca-Cola Perú, where she was Public Affairs Director from 2012 to 2018. Before joining Coca-Cola Ms. Sobrevilla was Institutional Relations Manager at Grupo ACP, a Peruvian group dedicated to microfinance in Latin America. Prior to that, from 2002 to 2010 she was Country Representative for Population Services International, a Washington, DC-based not for profit, serving in Rwanda, Mexico and Mozambique. Previously she held several positions in MTV Networks and Nickelodeon Latin America from 1994 to 2001, based in Miami, Florida. She holds a Bachelors in Linguistics and Literature from the Pontificia Universidad Católica del Perú and completed Masters Courses in Communication at Stanford University. She sits on the board of SERNANP (Servicio Nacional de Areas Naturales Protegidas), Kunan and Premio Protagonistas del Cambio UPC.

Executive Commission

The Executive Commission is currently comprised by our Chief Executive Officer, the Business Segment Executive Officer for each of the four segments, our Chief Financial Officer, our Chief Investment Officer, our Chief Legal and Corporate Affairs Officer, our Chief Human Resources Officer, our Chief Audit Executive, our Chief Risk and Compliance Officer, and our Corporate Business Development Officer. The Executive Commission evaluates, at the management level, among other matters, our strategic plan, annual budget and annual investment plan.

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

Kinship

Mr. José Graña Miró Quesada, a significant shareholder and our former chairman of the board of directors, has first degree kinship by blood with María Teresa Graña Canepa, a shareholder of our company; and third degree kinship by blood with Ms. Yamile Brahim Graña, a shareholder of our company.

B. Compensation

Compensation of Directors and Executive Officers

Director compensation must be approved by a majority of shareholders at our annual shareholders’ meeting.

In 2016, total compensation paid to our former board of directors amounted to S/.1,502,920 including compensation paid to directors that serve on our subsidiaries’ board of directors. In 2016, total compensation paid to our executive officers amounted to S/.20,461,319. See “Item 4.B Information on the Company—Business Overview—Regulatory Matters—Labor Regulations” for additional information on profit sharing regulatory requirements.

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

In addition, we have established a plan for certain executives effective March 2013 that awards cash bonuses for the exclusive use of purchasing shares of our company or of our subsidiaries. The executive must agree to hold the shares for a specific period. If the executive is no longer employed with the company during such period, we are entitled to repurchase the shares at the original purchase price. This benefit is awarded at the discretion and subject to the approval of the Human Resource Management Committee of our board of directors.

C. Board Practices

Board Committees

We have four board committees comprised of members of our board of directors.

Audit and Process Committee

Our Audit and Process Committee is comprised of four directors, all of which are independent in accordance with the SEC rules applicable to foreign private issuers. The current members of our Audit and Process Committee are Mr. Pedro Pablo Errazuriz Domínguez, Mr. Manuel del Rio, Mr. José Antonio Rosas and Mr. Alfonso de Orbegoso. These directors have extensive business and economic experience in Peru. Mr. Manuel del Rio and Mr. José Antonio Rosas each qualify as an “audit committee financial expert” in accordance with SEC rules. Our Audit and Process Committee oversees our corporate accounting and financial reporting process. The Audit and Process Committee is responsible for:

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

Human Resource Management Committee

Our Human Resource Management Committee is comprised of three directors, all of which are independent in accordance with Peruvian and NYSE independence standards. The current members of the committee are Mr. Rafael Venegas, Mr. Pedro Errázuriz and Mr. Alfonso de Orbegoso. The Human Resource Management Committee is responsible for:

•	reporting to our board of directors on the appointment and dismissal of senior executives;

•	reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives, and determining and approving CEO compensation;

•	establishing compensation arrangements for senior executives in accordance with the financial results of the company; proposing measures to ensure transparency in the remuneration of directors and senior executives;

•	evaluating our human resources policies;

•	reporting to our board of directors on matters regarding related party transactions that could result in a conflict of interest; establishing our social responsibility policies; and

•	appointing third-party, independent compensation consultants and establishing the compensation of and overseeing the third-party independent compensation consultants;

As a foreign private issuer, we are not required to maintain a compensation committee that complies with all of the U.S. laws and regulations and NYSE requirements applicable to U.S. issuers.

Investment Committee

Our Investment Committee is comprised of five directors, with independent members under Peruvian and NYSE independence standards, currently comprising the majority of the committee. The current members of the committee are Mr. José Antonio Rosas, Mr. Manuel del Río, Mr. Alfonso Garcia-Miro, Mr. Augusto Baertl and Mr. Pedro Pablo Errazuriz. The Investment Committee is responsible for:

•	establishing our investment policies;

•	approving our annual investment plan; and

•	analyzing the projects that would require an investment greater than US$5 million.

Risk, Compliance and Sustainability Committee

Our Risk, Compliance and Sustainability Committee is comprised of five directors, with independent members under Peruvian and NYSE independence standards, currently comprising the majority of the committee. The current members of the committee are Mr. Alfonso de Orbegoso Baraybar (chairman of the committee), Mr. Pedro Errázuriz, Mr. Augusto Baertl and Mr. Manuel del Río. The Risk, Compliance and Sustainability Committee is responsible for:

•	approving the structure, and evaluating the performance of the organization, in matters of risks and compliance;

•	approving the policies and limits of exposure to risk, monitoring the risk profile of the company, and supervising the development of the risks and compliance area;

•	ensuring compliance with the company’s policies, in particular with the anti-corruption policy and the sustainability policy, as well as with applicable laws. This committee can also propose policies, directives and/or complementary procedures that contribute to strengthening the responsible management of the company; and

•	supervising and reporting to our board of directors on social responsibility practices and management.

Operating Board Committees

We also have two operating board committees that meet monthly and are comprised of members of our board of directors, including at least one independent member under Peruvian and NYSE independence standards per committee.

Engineering and Construction Committee

Our Engineering and Construction Committee supervises the operations of our E&C segment, and is comprised of six directors. The current members of the committee are Mr. Augusto Baertl, Mr. Rafael Venegas, Mr. Roberto Abusada, Mr. Alfonso de Orbegoso, Mr. Pedro Errázuriz and Mr. Alfonso García-Miro.

Infrastructure Committee

Our Infrastructure Committee supervises the operations of our Infrastructure segment and is comprised of five directors. The current members of the committee are Mr. Augusto Baertl, Mr. Rafael Venegas, Mr. José Antonio Rosas, Mr. Alfonso García Miró and Mr. Manuel del Río.

D. Employees

We have developed an extensive and talented team, including more than 3,800 engineers, which gives us the capability and scale to undertake large and complex projects. We also have access to a network of approximately 156,000 manual laborers throughout Peru that can supplement our workforce when required by our projects. Moreover, we have the flexibility to engage our own workers on projects outside Peru, avoiding the need to seek new employees in other countries.

As of December 31, 2016, we had a total of 32,513 full-time employees, including approximately 8,493 manual laborers, a number that fluctuates depending on our project backlog. At such date, we also worked with 4,434 employees of subcontractors. Occasionally, we employ subcontractors for particular aspects of our projects, such as carpenters, specialists in elevator installation and specialists in glassworks. We are not dependent upon any particular subcontractor or group of subcontractors. As of December 31, 2016, 40.4% of our employees worked outside Peru. The following table sets forth a breakdown of our employees by category as of December 31, 2016.

Salaried Employees	E&C	Infrastructure	Real Estate	Technical Services	Corporate	TOTAL
Engineers	1,504	192	37	2,041	29	3,803
Other Professionals	758	106	40	782	122	1,808
Technical specialists	1,010	258	50	10,633	29	11,980
Manual Laborers(1)	8,493	—	—	—	—	8,493
Joint operation employees(2)	1,455	—	—	540	—	1,995
Subtotal	13,220	556	127	13,996	180	28,079
Subcontracted employees	3,181	175	—	1,078	—	4,434
Total	16,401	731	127	15,074	180	32,513

(1)	The number of manual laborers, who form part of our network of approximately 156,000 manual laborers, varies in relation to the number and size of projects we have in process at any particular time.
(2)	Includes engineers, professionals, technical specialists and manual laborers employed by our joint operations.

The following chart sets forth the growth of our total employees from December 31, 2013 to December 31, 2016.

Total Employees

Our talent development system has allowed us to develop a team of professionals who are able to design and implement sophisticated projects. Our talent development system is based on three main pillars: (i) specialized training for all levels, including senior management; (ii) mentoring; and (iii) feedback from managers to employees.

We have implemented programs to attract young and qualified candidates. Our Trainee, Academic Excellence and Young Engineers programs offer various types of internships and training opportunities to engineering students and recent graduates, rewarding the most successful candidates with the opportunity to work as full-time, permanent employees. Our focus is not only to attract talented people but also to retain them. Therefore, during the last eight years we have worked together with Great Place to Work ®, a human resources consulting, research and training firm, to measure our employee’s satisfaction with the working environment. According to studies carried out by Great Place to Work ® during 2016, 74% of our engineers, technical specialists and other professional employees confirmed that we are a “great place to work.” Moreover, our subsidiaries Viva GyM, Stracon GyM, GMP and GMD were recognized by Great Place to Work ® as being among the 45 best companies to work for in Peru. In April 2016, our subsidiary Viva GyM was recognized by Great Place to Work among the best 50 companies in Latin America.

Through our Graña y Montero Academy, we offer continuing education opportunities through a wide selection of courses and training programs targeted at each level. We believe the knowledge that our employees gain through these programs is reflected in the way they work and relate to our clients, adding value in every step. During 2016, we invested more than US$6.5 million in continuing education, reaching approximately 380,617 hours of capacitation activities for our employees.

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

Substantially all of our manual laborers and some of our other employees are members of labor unions. Our practice is generally to extend the benefits we offer our unionized employees to non-unionized employees. We consider our current relationship with unions to be positive.

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

In 2016, our company reached a total of 86,303,933 hours worked. During this period, we reported an accident frequency index (FI) of 0.40 accidents for every 200,000 hours worked, thus remaining at a level similar to 2015 (0.39) and confirming the positive trend over the last three years.

Our occupational health and safety management system in our subsidiaries GyM, GMI, Stracon GyM, Morelco, GMP, CAM, GMD Adexus and Concar (February 2017) are certified by OHSAS 18001. We believe a safe job site contributes to our reputation and ability to gain new business while enhancing employee morale and reducing costs and exposure to liability.

Under our framework, we provided over 100 thousand hours of training in risk prevention for managers and directors, 794 thousand hours of training for employees and nearly 200 thousand hours of training for subcontractors. Additionally, to improve the leadership and commitment of our chain of command, these training sessions were complemented with periodic manager’s visits to projects, the establishment of annual safety goals based on the type of activity, the generation of opportunities to share lessons learned, and the monitoring of safety panels by our board of directors.

E. Share Ownership

As of April 30, 2018, persons who are currently members of our board of directors and our executive officers held as a group 34,534,193 of our common shares. This amount represented 5.23% of our outstanding share capital as of such date.

Our directors and executive officers hold, in the aggregate, less than 1% of our outstanding share capital, with the exception of Carlos Montero, who owns 33,785,285 common shares, representing 5.12% of our outstanding share capital, through Bethel Enterprises.

Our other directors and executive officers who in the aggregate hold less than 1% interest in our company are: Mr. Pedro Pablo Errázuriz, Mr. Roberto Abusada, Mr. Luis Francisco Díaz Olivero, Mr. Antonio Rodríguez, Ms. Mónica Miloslavich and Mr. Antonio Cueto.

Our directors and executive officers do not have different voting rights.

We have established a plan for certain executives effective since March 2013 that awards cash bonuses for the exclusive use of purchasing shares of our company or of our subsidiaries. The executive must agree to hold the shares for a specific period. If the executive is no longer employed with the company during such period, we are entitled to repurchase the shares at the original purchase price. This benefit is awarded at the discretion and subject to the approval of the Human Resource Management Committee of our board of directors.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2016, our issued and outstanding share capital was comprised of 660,053,790 common shares. The following table sets forth the beneficial ownership of our common shares as of December 31, 2016, which is based on information provided to us by CAVALI S.A. ICLV, the Peruvian clearing house (“CAVALI”), except as set forth below.

Shareholder	Number of shares	Percentage owned
GH Holding Group(1)	117,538,203	17.81%
IN-CARTADM (AFP Integra-Sura Group)	38,384,976	5.82%
PR-CARTADM (Profuturo AFP-Grupo Scotiabank)	36,968,166	5.60%
Aberdeen Asset Management PLC(2)	35,501,465	5.38%
Bethel Enterprises Inc.(3)	33,785,285	5.12%
Other Shareholders (4)	168,192,125	25.48%
JPMorgan Chase Bank NA, as depositary for the holders of ADS(5)	229,683,570	34.80%

Total	660,053,790	100%

(1)	Mr. José Graña Miró Quesada, our former chairman, indirectly owns 117,538,203 common shares, representing 17.81% of our outstanding share capital, through GH Holding Group.
(2)	Based on Amendment No. 2 to a Schedule 13G filed by Aberdeen Asset Management PLC with the SEC on February 8, 2017, Aberdeen Asset Management PLC has shared voting power over 31,745,514 of our common shares and has shared dispositive power over 35,527,659 of our common shares, representing 5.38% as of February 8, 2017.
(3)	Mr. Carlos Montero, through Bethel Enterprises Inc., indirectly owns 33,785,285 common shares, representing 5.12% of our outstanding share capital.
(4)	Among other shareholders, the following directors and executive officers hold directly or indirectly common shares of our outstanding share capital:

Mr. Roberto Abusada, a member of our board of directors, Mr. Pedro Pablo Errazuriz, a member of our board of directors, Mr. Luis Francisco Díaz Olivero, Chief Executive Officer, Ms. Mónica Miloslavich, our Chief Financial Officer, Mr. Antonio Rodríguez, Chief Investment Officer, Mr. Renato Rojas, Chief Executive Officer of GyM, and Mr. Antonio Cueto, Chief Operations Officer, hold in aggregate less than 1% of our outstanding share capital.

(5)	Excluding Aberdeen Asset Management PLC´s beneficial ownership of our common shares as of December 31, 2016.

As of December 31, 2016, 38 record holders of our common shares were located in the United States (including JPMorgan Chase Bank NA, as depositary for the holders of ADS), according to CAVALI.

Certain of our directors and executive officers directly or indirectly own shares of our subsidiaries: Mr. Renato Rojas, Chief Executive Officer of GyM, owns 108,854 common shares of GyM, representing 0.04% of its outstanding capital share; Mr. Rolando Ponce, Chief Executive Officer of Viva GyM owns 1,111,690 shares of Viva GyM, representing 0.46% of its oustanding capital share; and Eduardo Villa Corta, chief executive officer of GMI, owns 108,854 shares of GyM, representing 0.0421% of its outstanding capital share.

The following table sets forth the changes in beneficial ownership of our common shares from December 31, 2014, to December 31, 2016, based on information provided to us by CAVALI.

	As of December 31, 2014		As of December 31, 2015		As of December 31, 2016
Shareholders	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned
GH Holding Group(1)	117,538,203	17.81%	117,538,203	17.81%	117,538,203	17.81%
IN-CARTADM (AFP Integra-Sura Group)	40,304,651	6.11%	39,656,375	6.01%	38,384,976	5.82%
PR-CARTADM (Profuturo AFP-Grupo Scotiabank)	37,488,166	5.68%	36,968,166	5.60%	36,968,166	5.60%
Aberdeen Asset Management PLC(2)	29,495,155	4.47%	37,323,615	5.70%	35,501,465	5.38%
Bethel Enterprises Inc.(3)	33,785,285	5.12%	33,785,285	5.12%	33,785,285	5.12%
JPMorgan Chase Bank NA, as depositary for the holders of ADS(4)	224,370,830	33.99%	251,040,140	38.03%	229,683,570	34.80%

(1)	Mr. José Graña Miró Quesada, our former chairman, indirectly owns 117,538,203 common shares, representing 17.81% of our outstanding share capital, through GH Holding Group.
(2)	Based on Amendment No. 2 to a Schedule 13G filed by Aberdeen Asset Management PLC with the SEC on February 8, 2017, Aberdeen Asset Management PLC has shared voting power over 31,745,514 of our common shares and has shared dispositive power over 35,527,659 of our common shares, representing 5.38% as of February 8, 2017.
(3)	Mr. Carlos Montero indirectly owns 33,785,285 common shares, representing 5.12% of our outstanding share capital, through Bethel Enterprises Inc.
(4)	Excluding Aberdeen Asset Management PLC´s beneficial ownership of our common shares as of December 31, 2013 and December 31, 2016, respectively.

Our major shareholders do not have different voting rights.

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

Article 30 of the internal regulations of our board of directors establishes a review procedure for identifying, approving and accounting for related party transactions. Related party transactions are defined as any transaction entered into by and among our company and any shareholder that owns 1% or more of our company’s or of our subsidiaries’ outstanding shares, directors, senior executives and persons related to them. The Human Resource Management Committee is responsible for identifying, analyzing and approving each such transaction considering market conditions and potential benefits for us and the related party. For ordinary course transactions carried out under market conditions, a general authorization for the operations of the business line is sufficient. For more information, see “Item 6. Directors Senior Management and Employees—Management.”

Related Party Transactions

The following sets forth our related party transactions during 2016:

•	architectural services agreements entered into among Mr. Oscar Borasino, the brother in law of Mario Alvarado Pflucker, our former chief executive officer and director, as architect, and our subsidiary Viva GyM, as customer, in the project Parques del Mar for an aggregate amount of US$40.6 thousand (S/.136.4 thousand) during 2016;

•	architectural services agreements entered into among Mrs. Ruth Alvarado, the sister of Mario Alvarado Pflucker, as architect, and our subsidiary Viva GyM, as customer, in the project Paul Harris for an aggregate amount of US$38.5 thousand (S/.129.4 thousand) during 2016;

•	architectural services agreements entered into among De la Piedra Consultores, a company owned by the brother of Julio de la Piedra, manager of the building division in our subsidiary GyM, as architect, and our subsidiary Viva GyM, as customer, in the project VIS for an aggregate amount of US$73.1 thousand (S/.245.8 thousand) during 2016;

•	advertising services agreements entered among Servicios Empresariales El Administrador E.I.R.L., a company related to the brother of Rolando Ponce Vergara, the chief executive officer of Viva GyM and our corporate real estate officer, as advertising intermediary, and our subsidiary Viva GyM as customer, for an aggregate amount of US$13.4 thousand (S/.45.0 thousand) during 2016;

•	during 2016, our subsidiary CAM entered into a computer equipment lease agreement with CSI for an aggregate amount of US$113.0 thousand (S/.379.7 thousand), with Alfredo Chavez, the brother of Pedro Chavez, who is the chief executive officer in CAM, is the chief commercial officer of CSI;

•	our subsidiary Stracon GyM entered into several services agreements with one of its directors, Mr. Miguel Aramburu, for an aggregate amount of US$9.8 thousand (S/.33.0 thousand) during 2016;

•	our subsidiary Stracon GyM entered into an operation management service agreement with Stracon S.A.C., a company of Stracon GyM’s partner, Mr. Stephen Dixon and Hayden Halsted, for an aggregate amount of US$1,621.6 thousand (S/.5,448.5 thousand) during 2016;

•	lease agreement for administrative offices entered among Sistemas y Redes Cia, one of Adexus shareholders, as lessor, and our subsidiary Adexus, as lessee, for an aggregate amount of US$1,441.8 thousand (S/.4,844.4 thousand) during 2016;

•	lease agreement for vehicles used by our subsidiary Adexus in some operations entered with Microrenta, a company owned by one of Adexus shareholders, for an aggregate amount of US$660.1 thousand (S/.2,218 thousand) during 2016;

•	advising services agreement entered among our subsidiary Vial y Vives – DSD S.A. and Gabriel Vives, a Vial y Vives – DSD board member, for an aggregate amount of US$53.8 thousand (S/.180.7 thousand) during 2016;

•	advising services agreement entered among our subsidiary Vial y Vives – DSD S.A. and Felipe Vial, a Vial y Vives – DSD board member, for an aggregate amount of US$22.4 thousand (S/.75.2 thousand) during 2016;

•	our subsidiary Morelco entered into a service provision agreement for uniforms, shoes, helmets and goggles and equipment for an aggregate amount of US$210.1 thousand (S/.705.6 thousand) during 2016 with Agora, a company that is a minority shareholder of Morelco;

•	our subsidiary Morelco entered into a service provision agreement for uniforms, shoes, helmets and goggles for an aggregate amount of US$34.1 thousand (S/.114.5 thousand), during 2016 with Noralba Serna Henao, is the sister of Arturo Serna, the chief executive officer of Morelco; and

•	during 2016, our company and our subsidiaries Norvial, Terminales del Peru, Consorcio Terminales, Concar, GyM, Survial, GMI S.A. Ingenieros Consultores, Viva GyM paid an aggregate amount of US$360.0 thousand (S/.1,210 thousand) to Editora El Comercio S.A., of which José Graña Miró Quesada, our former chairman, is a shareholder, for advertising, publishing and editing services.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See Item 18 of this annual report on Form 20-F.

Legal and Administrative Proceedings

We may, from time to time, become subject to various legal and administrative proceedings that are incidental to the ordinary conduct of our business. We are currently not party to any material legal or administrative proceedings, other than as described below. As of December 31, 2016, we had recorded provisions amounting to S/.19.4 million in connection with legal and administrative proceedings. See note 30.e to our audited annual consolidated financial statements included in this annual report.

Two securities class action complaints have been filed against us and certain of our current and former executive officers in the Eastern District of New York during the first quarter of 2017. These complaints are consolidated into a single class action. We believe that we have meritorious defenses to the claims asserted, and we intend to defend ourselves vigorously in these matters.

In July 2017, media reports alleged that certain construction companies in Peru, Brazil and Spain, including our company, colluded as a “construction club” to receive public contracts. As a result of these reports, INDECOPI initiated an investigation regarding the anti-competitive activities of construction companies in Peru, including our company. To date, there is no pending investigation of the company.

The Lava Jato commission of the Peruvian congress, which was formed in November 2016 and tasked with investigating the alleged bribes of Brazilian companies to Peruvian public officials, has initiated congressional inquiries into the company and other construction companies in Peru. Certain of the company’s former board members and executive officers to have been required to give testimony at hearings before the commission, during which they have affirmed that the company was unaware of Odebrecht’s illicit activities.

Peruvian prosecutors have included José Graña Miró Quesada, the former Chairman of the company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a former board member of the company, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranches II and III), in which we participated. Both were placed in preventive detention and have since been released. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of the company, has also been included in an investigation for the crime of money laundering in connection with the same project.

Also in connection with investigations relating to the IIRSA South project concession (tranches II and III), the Peruvian criminal prosecution has moved to charge the company and our construction subsidiary, GyM, as criminal defendants. Separately, the Ad Hoc Prosecutor has moved to directly include the company as a civilly-responsible third party in connection with the same projects. A decision from the Peruvian judiciary on whether our company constitutes a civilly-responsible third party remains pending. In response, the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) notified us of its decision to formally include the company and GyM in its criminal investigation. We have appealed the court’s decision to include the company and GyM in the criminal investigation. We cannot assure you that our position in these proceedings will prevail.

The Ad Hoc Prosecutor has also moved to directly include our subsidiary, GyM S.A., as a civilly-responsible third party in the investigation relating to Tranches 1 and 2 of Line 1 of the Lima Metro. If our subsidiary’s former or current officers are included and convicted, it may be required to pay civil damages to the Peruvian government. A decision from the Peruvian judiciary regarding these matters remains pending, and we cannot assure you that our subsidiary will not be included or that our position would ultimately prevail.

A conviction of corruption or resolutions with government authorities may lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Moreover, our involvement in corruption investigations, and any findings of wrongdoing in such investigations, could further damage our reputation and have a material adverse impact on our ability to compete for business. Such investigations may also adversely affect our ability to pursue strategic projects, and could potentially result in the termination or modification of certain existing contracts or relationships.

Dividends and Dividend Policy

Dividend Policy

Our current dividend policy, adopted on March 26, 2013, is to distribute between 30% and 40% of the net profit from the preceding year, as long as we hold such net profit on a consolidated basis, subject to contractual restrictions on our indebtedness. Holders of our common shares are entitled to receive dividends on a pro rata basis in accordance with their respective number of shares held. Our dividend policy can be modified by a favorable vote of a majority of our shareholders and any changes become effective 30 days after approval.

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

We may not make any dividend payments until all outstanding amounts under our repayment obligations of the GSP performance guarantee have been repaid in full. In addition, we may not be able to make any dividend payments until all outstanding amounts under our syndicated loan and our corporate guarantee of the GSP bridge loan have been repaid or discharged, as the case may be, in full. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

In addition, the indentures of the Senior Secured Notes issued by GyM Ferrovías and the Corporate Bonds issued by Norvial, contain, respectively, certain customary covenants, including restrictions on our ability to pay dividends if we are in default under the agreement, and our medium term loan with Credit Suisse imposes, certain limitations in an event of default, on our ability to distribute cash dividends. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Holders of common shares are not entitled to interest on accrued dividends. In addition, under Article 232 of the Peruvian Corporate Law, the right to collect accrued dividends declared by a publicly-held company expires ten years from the original dividend payment date.

Previous Dividend Payments

The following table sets forth the amounts of cash dividends declared and paid since 2015 for our common shares.

	Dividends Paid	Per Share
	(in S/.)
2015	104,910,523	0.158942384
2016	30,854,000	0.046700000
2017	—	—

B. Significant Changes.

Except as disclosed in our audited consolidated financial statements and in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Market Price of Our Common Shares and ADSs

Our ADSs

On July 29, 2013, we completed our initial equity offering in the United States of 19,534,884 ADSs, representing 97,674,420 common shares. Our ADSs are listed on the New York Stock Exchange under the symbol “GRAM.” On May 11, 2017, the closing price on the New York Stock Exchange was US$3.26 per ADS.

The following table sets forth, for the periods indicated below, the high and low market prices for our ADSs in U.S. dollars, as reported by the New York Stock Exchange.

	High	Low
Full year:	in US$
2013 (since July 29)	22.07	18.52
2014	21.97	11.70
2015	12.68	2.88
2016	8.79	2.20
2017	6.88	2.17
Quarters:
2016
First Quarter	4.20	2.20
Second Quarter	7.64	3.93
Third Quarter	8.79	7.10
Fourth Quarter	8.67	6.35
2017
First Quarter	6.88	2.17
Second Quarter	4.50	2.91
Third Quarter	4.81	2.99
Fourth Quarter	5.12	2.58
2018
First Quarter	3.16	2.29

	High	Low
Last Six Months:	in US$
2017
November	5.03	2.98
December	3.24	2.58
2018
January	3.16	2.73
February	3.11	2.45
March	3.04	2.29
April	3.70	2.95
May (through May 11, 2018)	3.54	3.26

Our Shares

Our common shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “GRAMONC1”. On March 31, 2017, the closing price on the Lima Stock Exchange was S/.2.1 per common share. As of December 31, 2016, 38 record holders of our common shares were located in the United States, according to CAVALI.

The following table sets forth, for the periods indicated below, the high and low closing prices of our common shares as reported by the Lima Stock Exchange.

	High	Low
	(in S/.)
2013	12.79	9.76
2014	12.30	6.90
2015	7.30	1.94
2016	5.90	1.60
2017	4.63	1.47

The following table sets forth, for the periods indicated below, the high and low market prices, as well as the average daily trading volume for such periods, of our common shares as reported by the Lima Stock Exchange.

	High	Low	Average Daily Trading Volume
	(in S/.)
Full year:
2015	7.30	1.94	150,100
2016	5.90	1.60	307,874
2017	4.63	1.47	467,517
Quarters:
2015
First quarter	7.30	4.80	156,468
Second quarter	5.45	4.55	110,936
Third quarter	4.60	2.38	153,138
Fourth quarter	2.68	1.94	181,680
2016
First quarter	3.00	1.60	282,537
Second quarter	5.00	2.70	353,154
Third quarter	5.90	4.64	359,053
Fourth quarter	5.84	4.35	231,603
2017
First quarter	4.63	1.47	586,273
Second quarter	2.90	1.88	630,419
Third quarter	3.10	1.98	212,057
Fourth quarter	3.39	1.70	442,321
2018
First quarter	2.00	1.50	286,157

The following table sets forth for each of the most recent six months the high and low closing prices of our common shares as reported by the Lima Stock Exchange.

	High	Low
	(in S/.)
2017
November	3.24	1.95
December	1.99	1.70
2018 January	2.00	1.81
February	2.00	1.63
March	1.91	1.50
April	2.42	1.90
May (through May 11, 2018)	2.35	2.25

B. Plan of Distribution

Not applicable.

C. Plan of Distribution

Not applicable.

D. Markets

Our common shares are traded on the Lima Stock Exchange and our ADSs are traded on the New York Stock Exchange.

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of the day of this annual report, there were 280 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation. As of the day of this annual report, Lima Stock Exchange had a share capital of S/.182,092,340, divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares of par value S/.1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of the day of this annual report, the Lima Stock Exchange had 160 class “A” shareholders and 64 class “B” shareholders.

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

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	2012	2013	2014	2015	2016
Market capitalization (in millions of soles)(1)	391,181	337,226	360,960	309,412	416,787
Volume (in millions of soles)	19,951	16,124	17,301	12,001	15,584
Average daily trading volume (in millions of soles)	79	64	69	48	62

(1)	End-of-period figures for trading on the Lima Stock Exchange.

The stock market capitalization of companies listed on the Lima Stock Exchange was US$124.0 billion at the end of 2016, compared to US$153.4 billion, US$120.7 billion, US$120.8 billion, and US$90.7 billion at the end of 2012, 2013, 2014, and 2015 respectively.

Total market volume in 2016 was US$4.6 billion, reflecting a 29.86% increase compared with 2015. Equity market volume, which represented 58.4% of total market volume, ended the year at US$2.7 billion, 40.33% more than the previous year. The repo market, which represented 10.91% of total market volume, reported volume of US$498 million in 2016, reflecting a decrease of 12.50%.

The total number of operations in the market in 2016 increased by 38.9%, closing the year at 131,649 operations. The number of operations in the equity market in 2016 increased by 45.6% amounting to 122,216 operations.

The S&P/BVL Peru General Index (Indice S&P/BVL Peru General) reached 20,629 points as of December 31, 2012. In 2013, the index registered a decrease of 23.6% while in 2014, it reached 14,794 points, decreasing 6.1% compared to 2013. In 2015, it reached 9,849 points, decreasing 33.4% compared to 2014. In 2016, it reached 15,567 points, increasing 58.1% compared to 2015.

Regulation of the Peruvian Securities Market

The regulatory framework for the Peruvian securities market is established in the Securities Market Law approved by Legislative Decree No. 861, whose unified sole text was enacted by Supreme Decree No. 093-2002-EF, as amended (Ley del Mercado de Valores), and the resolutions issued from time to time by the Peruvian Securities Commission. The purpose of the Securities Market Law is to promote the ordered development and transparency of the Peruvian securities markets, adequate protection for investors and the principles under which the Peruvian securities market is intended to operate. The Securities Market Law contains the general rules for: (i) primary and secondary public offerings of securities; (ii) public offering of securities for acquisitions and sales; (iii) local and international offerings, including simultaneous offerings; (iv) the Public Registry of Securities (Registro Público del Mercado de Valores); (v) reporting obligations of material information (hechos de importancia) by the issuers of securities recorded in the Public Registry of Securities and by the entities that are subject to the regulation and supervision of the Peruvian Securities Commission; (vi) the enforcement of insider trading; (vii) privileged information and confidentiality regulations and prohibitions against price manipulation; (viii) the broker-dealers; (ix) the Lima Stock Exchange; (x) CAVALI (the settlement and registry entity for transactions executed on the Lima Stock Exchange); (xi) other entities that are required to be registered at the Peruvian securities market Public Registry of Securities; (xii) capital market instruments and operations, including securitizations; and (xiii) mutual funds and investments funds publicly placed and their respective management companies.

The Peruvian securities market is regulated and supervised by the Peruvian Securities Commission (Superintendencia de Mercado de Valores), a governmental entity reporting to the Peruvian Ministry of Economy and Finance, with functional, administrative, economic, technical and budgetary autonomy. The Peruvian Securities Commission is governed by the Superintendent, designated by the Peruvian Ministry of Economy and Finance, and by a five member board of directors convened by the Superintendent (who acts as Chairman of the board). The other four members are appointed by the government under applicable legislation. The Peruvian Securities Commission issues from time to time resolutions which provide specific regulations or may impose sanctions in cases of violations of the Securities Market Law or the resolutions issued by the Peruvian Securities Commission.

The Peruvian Securities Commission, in order to achieve the Securities Market Law´s purposes, has broad regulatory and supervisory powers, including (i) issuing general mandatory rules; (ii) supervision and oversight of compliance with applicable legislation (including the power to order inspections and require the submission of information and documentation by entities that are under its jurisdiction and summon and interrogate any person that may contribute to its investigations); (iii) imposing sanctions; (iv) managing the Peruvian securities market public registry; (v) verifying that public offerings meet filing requirements and that the securities subject to such offerings are duly recorded at the Peruvian securities market public registry of securities; (vi) authorizing the incorporation and functioning of entities under its scope of supervision; and (vii) monitoring the content and accuracy of the financial and other information that is filed with the Peruvian Securities Commission. The Peruvian Securities Commission is responsible for the enactment, interpretation and enforcement of rules and regulations issued under the Securities Market Law.

Disclosure Obligations

Issuers of securities registered with the Peruvian Securities Commission are required to disclose material information relating to the issuer. Pursuant to the Securities Market Law and relevant regulations enacted thereunder, all material information in connection with the issuer of registered securities (such as our common shares), its activities or securities issued or secured by such issuer which may influence the liquidity or price of such securities must be disclosed. Accordingly, issuers must file with the Peruvian Securities Commission mainly two types of information: (i) financial information, including unaudited interim financial statements on a quarterly basis (which are not required to be subject to limited review by external auditors), and audited annual consolidated financial statements on an annual basis, and (ii) material information relating to the issuer and its activities that may significantly affect the price, offering or trading of the issued securities, and in general, all the information that may be relevant for investors to be able to make investment decisions.

In order to comply with the foregoing disclosure obligations, issuers must disclose information to the Peruvian Securities Commission and, if the securities are listed, with the Lima Stock Exchange as soon as practicable but not later than the day on which the event took place or the issuer became aware of such information.

E. Selling Shareholders

Not applicable.

F. Dilution

Not applicable.

G. Expenses of the Issue

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

Common Shares and ADSs

As of December 31, 2016, we had 660,053,790 common shares outstanding. As of December 31, 2016, there were 2,000 owners of record of our common shares. Our common shares have a par value of S/.1.00 per share and have been fully subscribed and are fully paid. Our common shares are registered in the Securities Public Registry of the Peruvian Securities Commission and are listed on the Lima Stock Exchange. Our ADSs are listed on the New York Stock Exchange.

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

Subject to certain conditions, such regulations generally establish the obligation to launch a tender offer when a person or group of persons acquires a significant interest in a publicly held company. According to the provisions set forth in CONASEV Resolution No. 009-2006-EF-94.10, a person acquires a significant interest in a listed company when such person (i) holds or has the power to exercise directly or indirectly 25%, 50% or 60% of the voting rights in a listed company, or (ii) has the power to appoint or remove the majority of the board members or to amend its by-laws.

A tender offer may be launched prior or following an acquisition of the significant interest. The tender offer may be launched after the “significant interest” is acquired if it is acquired (i) by means of an indirect transaction, defined as a relevant acquisition or interest increase through the acquisition of securities issued by a company that in turn holds share capital of the target company; (ii) as a consequence of a public sale offer, or (iii) in no more than four transactions within a three-year period.

This mandatory procedure has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is required to launch a tender offer unless: (i) shareholders representing 100% of the voting rights consent in writing, (ii) voting shares are acquired by a depositary in order to subsequently issue ADSs, or (iii) voting shares are acquired pursuant to the exercise of preemptive rights.

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

C. Material Contracts

Syndicated Loan

In December 2015 we entered into a medium term loan credit agreement for up to US$200 million (S/.672 million) with Credit Suisse AG, Cayman Islands Branch, and Credit Suisse Securities (USA) LLC. As a result of the termination of the GSP gas pipeline concession, in June 2017, we entered into an amendment to the credit agreement. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement and the amendments thereto have been filed as Exhibit 10.01 to this annual report.

Term Loan

As a result of the termination of the GSP gas pipeline concession, our proportional guarantee of the GSP bridge loan became due. On June 27, 2017 we entered into a new US$78.7 million (S/.264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to prepay GSP bridge loan in full. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement and an amendment thereto has been filed as Exhibit 10.02 to this annual report.

Financial Stability Framework Agreement

On July 31, 2017, we, and certain of our subsidiaries, GyM, CAM Peru S.A., Vial y Vives—DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continenal, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank N.A. In April 2018, we repaid US$73.9 million of the facility with the proceeds of the sale of Stracon. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement has been filed as Exhibit 10.03 to this annual report.

GSP Concession and Subordination Arrangements

In November 2015 we acquired a 20% interest in GSP, an entity which, on July 22, 2014, signed a concession agreement with the government of Peru to build, operate and maintain the natural gas pipeline transportation system to satisfy the demand of certain cities in the southern region of Peru.

On January 24, 2017, the government of Peru terminated the contract, due to the impossibility of obtaining financial closing. In accordance with the concession contract, the Peruvian government is required to carry out an auction process to sell GSP’s assets and obtain a new concessionaire within one year of the contract termination, with the funds raised in the sale to be used to pay the existing concessionaire for its investment in the project. Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made payment or, to our knowledge, initiated the payment process. A summary of these provisions of the concession contract have been filed as Exhibit 10.04 to this annual report.

In 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims under the concession to the other project partners, Enagás and ourselves. As a result, we and Enagas may be entitled to repayment of our percentage payment under the concession contract prior to Odebrecht. However, on January 3, 2018, Odebrecht commenced arbitration proceedings against us, our subsidiary GyM and Enagás, seeking to invalidate the contractual subordination and certain voting and other arrangements. These contractual arrangements have been filed as Exhibit 10.05 to this annual report.

For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

D. Exchange Controls

Since August 1990, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates. Prior to August 1990, the Peruvian foreign market consisted of several alternative exchange rates. Additionally, during the 1990s, the Peruvian currency experienced a significant number of large devaluations, and Peru has consequently adopted, and operated under, various exchange rate control practices and exchange rate policies, ranging from strict control over exchange rates to market determination of rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100 percent of the cash dividends distributed by such companies. Such investors are allowed to purchase foreign exchange at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction.

E. Taxation

Peruvian Tax Considerations

The following is a general summary of material Peruvian tax matters under Peruvian law, as in effect on the date of this annual report, and describes the principal tax consequences of ownership of ADSs and common shares by non-resident individuals or entities (“Non-Peruvian Holders”). Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to holders of ADSs and common shares and could alter or modify the conclusions set forth herein. This summary is not intended to be a comprehensive description of all of the tax considerations that may be relevant to a decision to make an investment in the ADSs or common shares. In addition, it does not describe any tax consequences arising under the laws of any taxing jurisdiction other than Peru or applicable to an individual or entity resident of Peru or to a person with a permanent establishment in Peru.

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

Capital Gains

Pursuant to Article 6 of the Peruvian income tax law, individuals and domiciled entities in Peru are subject to Peruvian income tax on their worldwide income while non-domiciled entities are subject to Peruvian income tax only on their Peruvian source income.

Peruvian income tax law provides that income derived from the disposal of securities issued by Peruvian entities is considered Peruvian source income and is therefore subject to income tax. Under current Peruvian income tax law, capital gains resulting from the disposal of American Depositary Receipts (ADRs) that represent shares issued by Peruvian entities are considered Peruvian source income and therefore are subject to Peruvian income tax. Peruvian income tax law also provides that the taxable income resulting from the disposal of securities is equal to the difference between the sale price of the securities (which may not be less than their fair market value) and their tax basis.

Notwithstanding the foregoing, capital gains resulting from the disposal of ADSs or beneficial interest in ADSs that represent shares issued by a Peruvian entity are not considered Peruvian source income, and therefore are not subject to Peruvian income tax.

In the event ADSs are exchanged into common shares and such common shares are disposed of, capital gains resulting therefrom will be subject to an income tax rate of either 5% or 30%, depending on where the transaction takes place. If the transaction is consummated in Peru, any capital gain will be subject to an income tax rate of 5%; and if the transaction is performed outside of Peru, any capital gain will be subject to a 30% income tax rate.

Peruvian income tax law regulations have stated with respect to the transfer of common shares, that transactions are deemed to be consummated in Peru if the common shares are transferred through the Lima Stock Exchange. From 2016 through December 31 of 2019, pursuant to the Law 30341, capital gains resulting from a transfer of: (i) Common shares and investment shares, (ii) ADRs and Global Depositary Receipts (GDRs), (iii) Exchange Trade Funds (ETF) units that have underlying shares and / or securities representing debt, (iv) representative securities of debt, (v) Certificates of participation in mutual funds for investment in securities, (vi) Certificates of participation in investment Funds in Rent of Real Property (FIRBI) and certificates of participation in Trustee of Securitization for Investment in Rent of Real Estate (FIBRA), and (vii) Negotiable invoices, in each case, through the Lima Stock Exchange will be exempt from income tax, provided, however, that the following conditions are met:

(a) The transfer must be performed through a centralized trading mechanism supervised by the Securities Market Superintendence;

(b) In any 12 months period, neither the seller or any person related to him must dispose of more than 10% of the total number of common shares issued by the company through one or more simultaneous or successive operations; and

(c) The shares must have a “market presence”, meaning that transactions in respect of those shares for a value exceeding four Tax Units (currently, S/.16,200) shall have occurred in at least 27 business days out of any 180 business day period including the date of the transaction.

Any gain resulting from the conversion of ADSs into common shares or common shares into ADSs will not be subject to taxation in Peru.

Likewise, it is important to notice that if after applying the exemption, the issuer delisted the securities from the Registry of the Lima Stock Exchange, in whole or in part, in an act or progressively, within the next 12 months after the disposal is made, the exemption that is applied to the securities unlisted is lost.

Any Non-Peruvian Holder entities who acquires common shares will have the following tax basis: (i) for common shares purchased by the transferor, the acquisition price paid for the shares; (ii) for common shares received by the transferor as a result of a share capital increase because of a capitalization of net profits, the par value of such common shares; (iii) for other common shares received free of any payment, tax basis will be: (x) zero or the cost borne by the transferor, in the case of individuals and (y) the fair market value at the time of the acquisition, in the case of entities; and (iv) for common shares of the same type acquired at different opportunities and at different values, the tax basis will be the weighted average cost. In cases where common shares are sold by Non-Peruvian Holders outside the Lima Stock Exchange, the tax basis must be certified by the Peruvian tax administration prior to the time payment is made to the transferor; otherwise it would not be possible to deduct the tax basis and the 30% Peruvian income tax would apply to the total sale price. Under Peruvian income tax law, tax basis certification is granted by the Peruvian tax authorities within 30 business days after the filing of the corresponding application. If the Peruvian tax authorities do not respond within the abovementioned period, the tax basis calculation will be deemed automatically approved.

In any transaction relating to Peruvian securities through the Lima Stock Exchange, CAVALI will act as withholding agent of the Peruvian income tax. If the purchaser is a resident in Peru and the sale is not performed through the Lima Stock Exchange, the purchaser will act as withholding agent. In other cases, the transferor shall be obliged to self-assess the tax and pay it to the Peruvian tax authorities within the first 12 business days of the month following the transfer.

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or common shares. No stamp, transfer or similar tax applies to any transfer of ADSs or common shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.021% of value sold), fees payable to the Peruvian Securities Commission (0.0135% of value sold), brokers’ fees (about 0.05% to 0.50% of value sold) and value added tax (at the rate of 18%) on commissions and fees. Any investor who sells its common shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the common shares.

United States Federal Income Tax Considerations

The following summary describes certain United States federal income tax consequences to a United States Holder (as defined below) of the purchase, ownership and disposition of our common shares and ADSs as of the date of this annual report. Except where noted, this summary deals only with common shares and ADSs held as capital assets (generally, property held for investment). As used herein, the term “United States Holder” means a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, will be considered readily tradable on an established securities market in the United States. Based on existing guidance, it is not entirely clear whether our common shares will be considered readily tradable on an established securities market in the United States because only the ADSs, not the underlying common shares, are listed on a securities market in the United States. We believe that dividends we pay on our common shares that are represented by ADSs, but not our common shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in soles will equal the U.S. dollar value of the soles received, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs, regardless of whether the soles are converted into U.S. dollars at that time. If the soles received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the soles received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the soles equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the soles will be treated as United States source ordinary income or loss.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Accordingly, we are required to submit reports and other information to the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information submitted to the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access these materials.

As a foreign private issuer, we are required to file with the SEC annual reports on Form 20-F, but we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we have furnished, and intend to continue to furnish, our shareholders with quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. In addition, as a foreign issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers and directors are subject to Section 16 of the Exchange Act relating to insider short-swing profit disclosure and recovery regime.

We send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary makes all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary mails copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

We file financial statements and other periodic reports with the Peruvian Securities Commission in Peru. Issuers of securities registered with the Peruvian Securities Commission are required to disclose material information relating to the issuer. Pursuant to the Securities Market Law and relevant regulations enacted thereunder, all material information in connection with the issuer of registered securities, its activities or securities issued or secured by such issuer which may influence the liquidity or price of such securities must be disclosed. Accordingly, issuers must file with the Peruvian Securities Commission mainly two types of information: (a) financial information, including unaudited interim financial statements on a quarterly basis (which are not required to be subject to limited review), and audited annual consolidated financial statements on an annual basis, and (b) material information relating to the issuer and its activities that may significantly affect the price, offering or negotiation of the issued securities, and in general, all the information that may be relevant for investors to be able to make investment decisions.

I. Subsidiary Information

See the notes 2.2 and 7 to our consolidated financial statements included in this annual report for a description of our subsidiaries.

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

Exchange Rate Risk

We are exposed to market risk associated with changes in foreign currency exchange rates. Our revenues and costs, and our assets and liabilities, are denominated in soles, U.S. dollars, Chilean pesos and, to a lesser extent, other currencies. In 2016, 46%, 33% and 21% of our revenues were denominated in soles, U.S. dollars and other currencies (principally Chilean pesos), respectively, while 55%, 22% and 23% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2016, 46.7%, 45.6% and 7.6% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. If, at December 31, 2016, the sol had strengthened/weakened by 2% against the U.S. dollar, with all other variables remaining constant, or pre-tax profit for the year would have increased/decreased by S/.0.2 million. This sensitivity analysis does not take into account our payable to Chubb Insurance Company relating to our reimbursement obligations under the GSP performance guarantee.

Interest Rate Risk

We may from time to time incur variable interest rate indebtedness, and accordingly our financial expenses are affected by changes in interest rates. Based upon our indebtedness at December 31, 2016, and taking into account our interest rate derivative instruments, a change in interest rates of five percent (or 500 basis points) would impact our net profit by S/.80.3 million annually. This sensitivity analysis does not take into account our payable to Chubb Insurance Company relating to our reimbursement obligations under the GSP performance guarantee.

Commodity Price Risk

We are exposed to market risk associated with changes in commodity prices, primarily for oil, steel and cement, which in aggregate represented a majority of our total input cost in 2016. We do not have long-term contracts for the supply of these key inputs. Based upon our consumption of these inputs during 2016, a 10% increase/decrease in the prices of each of oil, steel and cement would have increased/decreased our costs of sales by S/.59.1 million, S/.15.2 million and S/.3.0 million, respectively. However, based on our production of oil during 2016, a 10% increase/decrease in the price of oil would have increased/decreased our revenues by S/.66.0 million.

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

During 2016, the depositary reimbursed us for expenses in an aggregate amount of US$89,950.06 (S/.302,232.20).

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Financing of the Expansion Project of the Lima Metro Concession

On August 23, 2017, GyM Ferrovias entered into a US$396 million financing structure with Mizuho Bank, Ltd and Sumitomo Mitsui Banking Corporation. The particular structure for the expansion project of the Lima Metro involves the securitization of irrevocable and unconditional payment obligations of the Government of Peru (CPAOs), which have been sold by GyM Ferrovias to a borrower under a long-term loan facility. The expansion project includes the improvement of civil works and the purchase of additional rolling stock, including trains and cars that will be designed, built, operated and maintained by GyM Ferrovías, as concessionaire under the Lima Metro concession. The financing is structured as a long-term loan facility and a working capital facility.

As of the date of this annual report, GyM Ferrovias is in continuing default under the financing of the expansion project due to the non-delivery of our audited consolidated financial statements for the 2016 fiscal year, in our capacity as guarantor of the obligations of GyM Ferrovias under the agreement. The financing required that we provide the financial statements no later than April 4, 2018. Also, the financing requires that we deliver our audited consolidated financial statements for the 2017 fiscal year by May 15, 2018. We will not be able to deliver those financial statements on time. We have initiated the process of requesting a waiver from the lenders.

Syndicated Loan

Due to the termination of the GSP gas pipeline concession on January 24, 2017, we were in breach of our covenants under our syndicated loan as of December 31, 2016, as the effects on our financial condition and results of operations of the concession termination were taken into account for the purposes of calculating compliance with our financial covenants for 2016. As of December 31, 2016, (a) our Consolidated EBITDA to Consolidated Interest Expense (as defined therein) was 3.33x rather than at least 3.5x as required under the syndicated loan, (b) our Consolidated Leverage Ratio (as defined therein) was 5.75x rather than no more than 3.5x as required under the syndicated loan, and (c) our Debt Service Coverage Ratio (as defined therein) was 3.83x rather than at least 1.5x as required under the syndicated loan. Additionally, upon the termination of the GSP gas pipeline concession on January 24, 2017, we were required to prepay our syndicated loan. We amended the terms of our syndicated loan, including certain financial covenants and certain prepayment requirements.

As of the date of this annual report, and due to the accounting adjustments in connection to the termination of the GSP gas pipeline concession, we are again under certain continuing defaults under the syndicated loan with respect to certain financial ratios and the non-delivery of our audited consolidated financial statements for the 2016 and 2017 fiscal years. The syndicated loan required that we provide the financial statements for the 2016 and 2017 fiscal years no later than April 30, 2018. As of March 2018, our Consolidated Leverage Ratio (as defined therein) was 2.62, rather than no more than 2.50 as required under the syndicated loan. We are in the process of requesting waivers from the lenders.

GSP Bridge Loan and New Term Loan.

With the termination of the GSP gas pipeline concession, our proportional guarantee under the GSP bridge loan became due. As of December 31, 2016, there was US$129 million (S/.433.4 million) of principal amount outstanding under our corporate guarantee. As of the date of this annual report the principal amount outstanding under the GSP bridge loan has been entirely paid. On June 27, 2017 we entered into a new US$78.7 million (S/.264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to prepay GSP bridge loan.

As of the date of this annual report, we are under certain continuing defaults under the term loan with respect to certain financial ratios and the non-delivery of our audited consolidated financial statements for the 2016 and 2017 fiscal years. The term loan required that we provide the financial statements for the 2016 and 2017 fiscal years no later than April 30, 2018. As of the date hereof, our Consolidated Leverage Ratio (as defined therein) was 2.62, rather than no more than 2.50 as required under the syndicated loan. We are in the process of requesting waivers from the lenders.

Financial Stability Framework Agreement

As of the date of this annual report, we are under continuing default due to the non-delivery of our audited consolidated financial statements and those of our subsidiary, GyM, for the 2016 and 2017 fiscal years. The loan required that we provide such financial statements no later than April 30, 2018. We are in the process of requesting waivers from the lenders.

For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

On July 29, 2013, we completed our initial public offering in the United States by issuing 20,353,920 ADSs, representing 101,769,600 common shares (including partial exercise of the underwriters’ over-allotment option on August 23, 2013, for cash consideration of US$21.13 per ADS. We received approximately US$411.3 million in net proceeds from our initial public offering. We have used these net proceeds for capital investments, acquisitions and other general corporate purposes, consistent with our disclosure in the registration statement relating to the initial public offering.

Item 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, our disclosure controls and procedures were not effective as a result of the material weaknesses in internal control over financial reporting described below.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company as such term is defined by Exchange Act rules 13(a)-15(f) and 15(d)-15(f). In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), management has conducted an assessment, including testing, using the criteria in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016, we have identified certain material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are described below:

Control Environment

The control environment, which is the responsibility of senior management, helps set the tone of the organization, influences the control consciousness of its officers and employees, and is an important component affecting how the organization performs risk management, financial analysis, accounting and financial reporting. A proper organizational tone can be promoted through a variety of means, such as policies and codes of ethics, a commitment to hiring competent employees, the manner and content of oral and written communications, and structures that promote and reward openness, strong internal controls, effective governance, risk management, compliance and ethical behavior.

As of December 31, 2016, we did not maintain an effective control environment primarily attributable to the following identified material weaknesses:

•	Our assessment found that an inconsistent and ineffective tone at the top was present, under the then-existing senior management, that was not effective to ensure adherence to IFRS and our accounting policies and procedures. This resulted in an environment which in some instances may have led to incorrect accounting decisions and the failure to disclose information that may be necessary for an effective review of transactions and accounting entries to the appropriate finance and accounting personnel, our Board, our Audit and Process Committee, and/or independent registered public accounting firm. In addition, we identified an inadequate oversight by the Audit Committee regarding the role of the Internal Audit Department. The control environment was not always sufficient to ensure that adequate entreprise risk management (including fraud risk) and monitoring mechanisms were in place to secure that our internal control over financial reporting operated effectively, including that the relevant risk/control activities were carried out properly and that corrective actions were taken on a priority basis and in timely manner.

•	We did not have sufficient personnel with an appropriate level of knowledge, experience and training in the application of IFRS and with requirements of internal control over financial reporting commensurate with the complexity of our financial reporting requirements.

These material weaknesses in the risk and control environment contributed to the following additional material weaknesses, including the material weaknesses in risk assessment, information and communication, and monitoring and evidential matter.

Risk Assessment

We identified deficiencies in the controls to address the risks of a material misstatement. Specifically, changes to existing controls or the implementation of new controls were not sufficient to respond to changes to the risks of material misstatements to financial reporting, due in part to acquisitions, dispositions and other changes to the business. These deficiencies contributed to the following additional material weaknesses:

•	Accounting closing process with respect to the review of the consolidated and separate financial statements: we identified deficiencies in the controls over certain business processes including our period-end financial reporting process, including the identification and execution of controls over financial statement analyses required to assess the appropriateness of certain account balances at period-end and the control over the completeness and accuracy of interim and annual financial statement presentation and disclosure.

•	Controls over the review, approval and documentation related to journal entries: we identified deficiencies in design and operational effectiveness of the controls over the review, approval and documentation related to journal entries. Specifically, effective controls were not in place to verify and properly approve that journal entries were prepared with sufficient supporting documentation, reports and spreadsheets used to support the journal entries were complete and accurate.

•	Deficiencies in the design and operational effectiveness of controls over segregation of duties: we identified deficiencies in design and operational effectiveness of the controls over segregation of duties to ensure that conflicted individuals were not involved in activities related to their conflicts or that such activities were monitored by appropriate individuals using complete and accurate information.

•	Deficiencies in the design of controls over the timely accounting for signed contracts: we identified deficiencies in the design of the controls, including entity-level controls and process-level controls to prevent or detect material inaccuracies, related to the accounting for the contracts signed with certain companies with which we are associated (Consorcio Constructor Ductos del Sur), one of the company’s significant joint arrangements. Specifically, we identified deficiencies related to the accounting assessment of joint arrangement contracts and the assessment of the completeness of contracts, which is relevant to verifying all contracts and addenda are accounted for, including any changes in the percentage-of-interests held in certain entities. We noted that certain entities (i.e. consortia) were accounted for using an accounting basis that was not consistent with the nature/type of the joint arrangement contracts. Nevertheless, there were no significant impacts in our consolidated financial statements because clarifying addendums were signed by the parties.

•	Deficiencies in the design and operational effectiveness of controls established with respect to the recognition of revenue: we identified deficiencies in design and operational effectiveness of the controls related to the accounting for revenue and accounts receivable, including construction contract revenues and contingent revenues. Specifically, with respect to construction contract revenues and costs, we identified deficiencies in the controls to verify that unbilled services at the closing date of the financial statements were completely and accurately identified and recorded, projected margins by project/work were reasonable, supported and accurately calculated, and revenues billed related to actual transactions were authorized by the customer and stated at the correct amounts. Further, with respect to contingent revenues, we did not have effective controls to verify that revenues that were contingent in nature were not recognized until all of the recognition criteria were met. We identified deficiencies in design and operational effectiveness of the controls over the valuation of provisions for revenue. Specifically, we identified deficiencies in the controls to ensure the provisions stated in the financial statements were recoverable and were not impaired.

•	Deficiencies in the determination of related estimates and the accounting for inventory and inventory entries received: We identified deficiencies in design and operational effectiveness of the controls related to the accounting for inventory and inventory entries received. Specifically, one of our subsidiaries has not implemented the controls in all locations where they receive inventories. Also, we identified deficiencies in the design and operational effectiveness of the control over the review, approval and documentation related to purchases of services.

•	Deficiencies in design and operational effectiveness of the controls over the review and approval of the valuation of acquired assets and liabilities as part of a step acquisition: We identified deficiencies in the controls to verify the data, assumptions, model and calculations used to value acquired assets and liabilities were appropriate and reasonable.

Information and Communication

We identified deficiencies in the controls over information and communications. Specifically, we identified deficiencies in the process to verify all information necessary to be provided to the accounting department to achieve complete and accurate financial reporting from other operating departments were provided completely, accurately and on a timely basis.

Monitoring and Evidential Matter

Deficiencies in operational effectiveness of controls over SOX compliance: we identified deficiencies in design and operational effectiveness of the monitoring controls related to the design and operational effectiveness of our internal controls. Specifically, we did not maintain personnel and systems within the internal audit function that were sufficient to ensure the adequate monitoring of control activities. This control deficiency resulted in some instances of the internal audit function’s failure to identify or sufficiently follow through on the analysis of certain inappropriate accounting decisions and changes in accounting methodology.

We did not consistently maintain sufficient evidential matter, including documentation, to provide reasonable support for management’s assessment of the effectiveness of internal control over financial reporting.

Conclusion

These material weaknesses resulted in adjustments to the accounting for revenue and accounts receivable and a number of adjustments and reclassifications in other accounts receivables owed to prepaid expenses, acquired assets and liabilities as part of a step acquisition, the classification to calculate the exchange gains/losses related to loans with related entities, and intercompany transactions. Additionally, these material weaknesses could result in other misstatements in our financial results and disclosures, which could result in a material misstatement to our annual or interim consolidated financial statements not being prevented or detected. Because of these material weaknesses, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2016, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

Moore Stephens SCAI S.A. (a member firm of Moore Stephens International), an independent registered public accounting firm, which has audited and reported on the consolidated financial statements as of and for the year ended December 31, 2015 and 2016 contained in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of December 31, 2015 and 2016.

Remediation Plan

We continue to evaluate our internal control over financial reporting and are taking remedial actions to address the material weaknesses that have been identified.

Our board of directors established a new Risk, Compliance and Sustainability Committee in March 2017, which is charged with, among other things, risk management. We believe that the role of the new committee reflects, along with the role of the Audit and Process Committee and our senior management, the priority that our company gives to the improvement of our enterprise and fraud risk management, internal control environment and will reinforce from the top of our company a culture of compliance with internal controls across our subsidiaries and other entities.

In addition, our internal audit function is being reorganized, and new personnel with the appropriate training and experience is being hired by us to ensure that the internal control system and processes are executed in an adequate and timely manner.

Our management is communicating to employees the need for effective internal control over financial reporting and is having meetings with process owners to reinforce the purpose and importance of controls, review and analyze the identified deficiencies, and promote top-down ownership and accountability over the control environment. Also, we will be conducting a formal training program, including related to IFRS, at our subsidiaries with employees responsible for our internal controls to ensure they have an appropriate level of knowledge of and build the experience with those controls, specifically, those relating to monitoring, evaluation and accountability, in order to execute their control responsibilities.

We are in the process of reviewing our employees’ access to our accounting and key systems and we are designing and implementing new information technology tools in order to improve our control process over the segregation of accounting duties and for the proper custody and recording of all supporting documentation, including information related to contracts.

Furthermore, moving forward, we will continue to monitor and assess our remediation activities to address the material weaknesses discussed above through remediation as soon as practicable.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting described above. Such material weaknesses have not been, nor can we ensure by what date they will be, fully remediated. The process of designing and implementing an effective reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information— D. Risk Factors —We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal control or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.” If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

C. Attestation Report of the Registered Public Accounting Firm

See Item 18. Financial Statements.

D. Changes in Internal Control Over Financial Reporting

We identified material weaknesses in our internal control as described in Item 15.B. above. There were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item  16. [RESERVED]

Item 16A AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Manuel del Rio and Mr. José Antonio Rosas each qualify as an “audit committee financial expert” and are independent in accordance with SEC rules.

Item 16B CODE OF BUSINESS CONDUCT AND ETHICS

We are committed to responsible, honest, transparent and ethical conduct. Our management system enables us to communicate our corporate values and principles to all levels of the organization, offers a confidential reporting mechanism (canal ético), and has a governance structure to investigate and remedy potential breaches of our code.

We have adopted a code of conduct and it applies to our directors, officers and employees. Our code of conduct is available on our website www.granaymontero.com.pe. Information on our website is not incorporated by reference in this annual report.

If we make any substantive amendment to the code of conduct or if we grant any waiver, including any implicit waiver, from a provision of the code of conduct that applies to our chief executive officer, chief financial officer or controller, we will disclose the nature of such amendment or waiver in our website or in our next Form 20-F to be filed with the SEC to the extent required under applicable rules. During the year ended December 31, 2016, no such amendment was made or waiver granted.

In 2015, we reinforced our ethics management system as a preventative measure. Our board of directors approved an anti-corruption compliance program, which establishes the leadership and commitment of senior management on this matter, defines supervisory bodies and the reporting lines, establishes new policies and procedures, identifies additional internal controls, and proposes training plans for the entire organization. This program applies to all companies in the group and to any third parties that may act on our behalf. Within the program, the anti-corruption policy provides the guidelines required to avoid acts of corruption in our business or in our relations with any state entity, and reinforces the obligation to have accounting records and internal controls.

During 2016, our efforts regarding compliance and prevention were focused on the deployment of the anti-corruption program across our companies. As part of this process, we implemented in our web-based platform, a training program with respect to the principal anti-corruption guidelines. Additionally, we have included anti-corruption matters in our board of directors’ periodic agenda, and we also have established a compliance officer who reports to the Audit and Processes Committee. We continue performing due diligence in connection with acquisitions, and used the “Know Your Partner” initiative (2015), through which preventive assessments were performed on potential strategic partners, suppliers and potential recipients of grants in 2016. In this regard, anti-corruption clauses were included in contracts with suppliers and a specific procedure was implemented for charitable donations.

In February 2017, our board of directors created the Risk, Compliance and Sustainability Committee to enhance our ethics and compliance program. That committee then created the Risk and Compliance Corporate Function, which reports to the committee. A new Chief Risk and Compliance Officer for the Group was appointed to enhance and develop further our ethics and compliance program. Our board of directors also appointed an External Advisory Council to provide the Board with independent advice and recommendations on corporate governance and compliance matters. We launched in 2017 training sessions combined with specialized courses addressed to middle and senior managers as well as to all members of our board of directors.

In December 2017, the Group launched a project to renew our Code of Ethics. We are bringing together, in a single and enhanced document, our current Ethics Charter and our Code of Conduct. The launch of the new Code of Ethics is planned for the second half of 2018 and will come with revised training and communication campaigns on values, conduct, the compliance program and our confidential reporting mechanism.

In January 2018, we continued to reinforce our compliance program by launching new projects that include an enhanced due diligence policy, a revised policy on donations and a strengthened manual on relationships with government officials.

Item 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to the company by our current independent registered public accounting firm, Moore Stephens, in connection with its audit of our annual consolidated financial statements for the fiscal years ended December 31, 2015 and 2016, which are included in this report.

	Year Ended December 31,
	2015	2016
	(in thousands of S/.)
Audit fees	4,709.9	5,107.2
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	4,709.9	5,107.2

The following table sets forth the fees billed to the company by our former independent registered public accounting firm, PwC, in connection with audit procedures in connection with our annual consolidated financial statements for the years ended December 31, 2015 and 2016. See “Item 16.F. Change in Registrant’s Certifying Accountant.”

	Year Ended December 31,
	2015	2016
	(in thousands of S/.)
Audit fees	5,843.5	8,703.4
Audit-related fees	369.5	276.7
Tax fees	920.0	1,945.9
All other fees	1,797.6	1,040.4
Total fees	8,930.6	11,966.4

Audit fees in the tables above are the aggregate fees billed and billable by our current or former independent auditor, as the case may be, in connection with the audit of, or audit procedures in connection with, our annual consolidated financial statements and review of our internal controls.

Audit-related fees in 2016 in each table above relates to accounting consultation.

Tax fees in the above tables are fees billed relating to tax compliance services.

All other fees in 2015 primarily correspond to consultancy in respect of transfer pricing, consultancy in elaboration of acquisition agreements, assistance before SUNAT’s (Peruvian Tax Authorities) audit findings, tax consultancy, among others, while all other fees in 2016 primarily correspond to high-level methodological consultancy in respect of internal controls testing plans.

Our Audit and Process Committee is responsible for the oversight of the independent auditors and has established pre-approval procedures for the engagement of our registered public accounting firm for audit and non-audit services. Such services can only be contracted if they are approved by the Audit and Process Committee, they comply with the restrictions provided under applicable rules and they do not jeopardize the independence of our auditors. All services provided by our current independent auditor for our fiscal years ended December 31, 2015 and 2016 were pre-approved by our Audit and Process Committee.

Item 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Dismissal of Independent Registered Public Accounting Firm

The company and Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers (“PwC”) determined that PwC lacked independence from the company with respect to the company’s financial statements for the fiscal year 2016 as a consequence of non-audit services provided by PwC to the company beginning in the fourth quarter of the fiscal year 2016. The services related to the company’s testing of internal controls in accordance with the Sarbanes-Oxley Act. As a result, the company and PwC mutually agreed on October 4, 2017 to the company’s dismissal of PwC as auditor of the company’s consolidated financial statements for the fiscal year 2016. The company’s Audit and Process Committee and Board of Directors participated in and approved the decision to dismiss PwC and recommended the appointment of the company’s new independent registered public accounting firm.

(b) New Audit of 2015

The independence issue described above did not affect the independence of PwC with respect to PwC’s audit of the company’s consolidated financial statements for the fiscal years 2014 and 2015. The audit reports of PwC on the company’s consolidated financial statements for the fiscal years 2014 and 2015 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

On or about March 23, 2018, PwC informed the company that it would not authorize the use of its 2015 audit opinion in connection with the filing of the company’s annual report on Form 20-F without conducting substantial additional procedures. PwC could not give any assurance as to when it could complete such additional procedures and stated it could take several months. PwC informed the company that professional standards required the performance of substantial additional procedures with respect to the 2015 consolidated financial statements because of publicly reported procedural developments since the firm’s dismissal in October 2017 concerning the cumulative effect of the decision of the Peruvian court to include three former executives of the company and the company in its ongoing criminal investigation relating to projects involving Odebrecht, coupled with a 2015 agreement that was first provided to PwC in May 2017 while PwC was conducting the audit for the fiscal year 2016.

On April 17, 2018, to avoid further delay, the company appointed Moore Stephens SCAI S.A. (“Moore Stephens”) as its new independent registered public accounting firm for the fiscal year 2015 and announced that the previously issued consolidated financial statements of the company for the 2015 fiscal year (and the related audit opinion of PwC) should no longer be relied upon. Among other factors, as the company’s current auditor, Moore Stephens, was in the process of completing its audit work with respect to the 2016 fiscal year (see (d) below) and thus, in the company’s view, could more timely and efficiently complete the 2015 audit processes as well.

(c) Disagreements and Reportable Events

During the 2015 and 2016 fiscal years and the subsequent interim period through October 4, 2017, there were no “disagreements” (as described in Item 16.F(a)(1)(iv) of Form 20-F) with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference thereto in their reports on the financial statements for such years.

During the 2015 and 2016 fiscal years and the subsequent interim period through October 4, 2017, there were “reportable events” (as that term is defined in Item 16.F(a)(1)(v) of Form 20-F) as follows: (i) as disclosed in the company’s annual report on Form 20-F for the 2015 fiscal year, the company’s management and PwC each concluded that the company did not maintain effective internal control over financial reporting as of December 31, 2015, because of a material weakness related to inadequate controls over segregation of duties in certain activities in some subsidiaries; (ii) PwC advised the company that the company did not maintain effective internal control over financial reporting as of December 31, 2016 as a result of the material weaknesses described in Item 15.B of this annual report, except that the following items were not advised by PwC: (1) inadequate oversight by the Audit Committee regarding the role of the Internal Audit Department, (2) a control environment not always sufficient to ensure adequate enterprise risk management (including fraud risk), and (3) the conclusion which states that there were no significant impacts in our consolidated financial statements because clarifying addendums were signed by the parties; and (iii) at the time of PwC’s dismissal, as described in (a) above, PwC’s audit of the consolidated financial statements for the fiscal year 2016 was not complete, including the final resolution of matters related to the accounting for two contracts and any related implications from the finalization of the internal investigation conducted by the company.

The Audit and Process Committee of the company discussed the subject matter of each of the reportable events with PwC. The company authorized PwC to fully respond to the inquiries of the successor accountant concerning these reportable events.

The company has requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated May 15, 2018, is filed as Exhibit 16.01 to this annual report.

(d) Appointment of New Independent Registered Public Auditing Firm

A shareholders’ meeting of the company held on November 2, 2017 appointed Moore Stephens as the new independent auditor for the fiscal year 2016.

On April 17, 2018, the Audit and Process Committee of the company appointed Moore Stephens to audit the 2015 fiscal year. The shareholders’ meeting of the company held on May 14, 2018 ratified the appointment.

During the 2015 and 2016 fiscal years and the subsequent interim period through April 16, 2018, the company did not consult with Moore Stephens regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the company’s consolidated financial statements, other than in connection with the ongoing audit work by Moore Stephens of the company’s consolidated financial statements for the 2016 fiscal year; or (ii) any matter that was either the subject of a disagreement or a reportable event.

Item 16G CORPORATE GOVERNANCE

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

The New York Stock Exchange listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors. Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of independent members on its board of directors. However we currently have a majority of independent directors on our board in accordance with Peruvian and NYSE independence standards. Our Audit and Process Committee is comprised of independent directors under SEC rules applicable to foreign private issuers. Additionally, our Human Resources Management Committee is currently comprised of independent directors, while our Investment Committee and our Risk, Compliance and Sustainability Committee are currently comprised of a majority of independent directors, in each case under Peruvian and NYSE independence standards. Our Human Resources Management Committee is not the equivalent of, or wholly comparable to, a U.S. compensation committee.

The listing standards for the New York Stock Exchange also require that U.S. listed companies have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Peruvian law, a Peruvian company may, but is not required to, form such committees, which may be composed partially or entirely of non-independent directors. Accordingly, we do not have a nominating/corporate governance committee and a compensation committee.

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

Item 16H MINE SAFETY DISCLOSURE

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

Exhibit Number	Description

1.01*	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02***	Form of Deposit Agreement among the Registrant, JP Morgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

10.01	Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.1	Amendment No. 1, dated as of December 22, 2015, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.2	Amendment No. 2, dated as of February 1, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.3	Amendment No. 3, dated as of February 12, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.4	Amendment No. 4, dated as of February 29, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.5	Amendment No. 5, dated as of April 15, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.6	Waiver and Amendment No. 6, dated as of September 15, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

Exhibit Number	Description

10.01.7	Amendment No. 7, dated as of December 16, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.8	Amendment No. 8, dated as of June 27, 2017, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.9	Amendment No. 9, dated as of October 12, 2017, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.02	Loan Agreement, dated as of June 27, 2017, by and among, inter alia, the company, as borrower, and Natixis, New York Branch, as administrative agent.

10.02.1	Waiver and Amendment, dated as of March 26, 2018, to the Credit Agreement, dated as of June 27, 2017, by and among, inter alia, the company, as borrower, and Natixis, New York Branch, as administrative agent.

10.03	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, the company, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continenal, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.

10.04	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Minstry of Energy and Mines, as contracting authority and the concessionaire party thereto.

10.05	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among the company, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.

10.05.1	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.

10.05.1.1	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05.1.2	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05.1.3	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.01****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.02****	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

Exhibit Number	Description

16.01	Letter dated May 15, 2018 by Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers, as required by Item 16F of Form 20-F.

*	Incorporated herein by reference to exhibit 1.01 of the registrant’s Form 20-F (File No. 333-172855) filed with the SEC on April 30, 2014.
**	Incorporated herein by reference to the exhibit 4.1 to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.
***	Incorporated herein by reference to the exhibit 4.2 to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.
****	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.
+	Confidential treatment requested.

(Free translation from the original in Spanish)

(All amounts expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

(Free translation from the original in Spanish)

(All amounts expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

S/ = Peruvian Sol

US$ = United States dollar

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Graña y Montero S.A.A. and its subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Graña y Montero S.A.A. and its subsidiaries (the “Company”) as of December 31, 2015 and 2016, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2015 and 2016, based on criteria established in Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because the following material weaknesses in internal control over financial reporting existed as of those dates:

-	Lack of a formally established and documented process for enterprise and fraud risk management.

-	Deficiencies in the design and operational effectiveness of controls over segregation of duties to help ensure that personnel with potential conflicts were not involved in incompatible activities.

-	Deficiencies in the design and operational effectiveness of the controls established in the accounting closing process with respect to the review of the consolidated and separate financial statements, including controls over the review, approval and documentation related to journal entries.

-	Deficiencies in the design and operational effectiveness of controls established with respect to the recognition of revenue and determination of related estimates, including construction contract revenues and contingent revenues, and the accounting for inventory.

-	Deficiencies in the design of controls over the timely accounting for signed contracts.

-	Deficiencies in design and operational effectiveness of the controls over the review and approval of the valuation of acquired assets and liabilities as part of a step acquisition.

-	Lack of adequate supervision, monitoring and follow-up by the Audit Committee regarding the role of the Internal Audit Department.

-	Deficiencies in operational effectiveness of controls over SOX compliance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audits of the 2015 and 2016 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Emphasis of Certain Matters

As discussed in Note 1 to the financial statements, Peruvian prosecutors included three former executives of the Company in an investigation for the alleged crimes of collusion and money laundering, and included Graña y Montero S.A.A and GyM S.A. as subjects of investigation and as third parties responsible on a civil basis. The Note also describes the results of an independent investigation and estimates that the cases will be resolved in a manner favorable to their interests. We are not able to anticipate the final result of those undertakings and the possible contingencies which may arise.

As discussed in Note 2.30 to the consolidated financial statements, the Company made adjustments to the consolidated financial statements as of December 31, 2015, which were presented in the previous Form 20-F. These adjustments consisted of reversals of estimates of work in progress and impairments of accounts receivable for S/ 44.7 million, as well as corrections in the recording of goodwill for S/ 14.7 million, reversal of deferred tax asset for S/ 23.4 million and other items for S/ 3.3 million.

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Report on Internal Control over Financial Reporting referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

/s/ Moore Stephens SCAI S.A.
Moore Stephens SCAI S.A.

We have served as the Company’s auditor since 2017.

Bogota, Colombia
May 15, 2018

(Free translation from the original in Spanish)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts are expressed in thousands of S/. unless otherwise stated)

ASSETS
		As at December 31,
	Note	2015	2016
		Restated see Note 2.30
Current assets
Cash and cash equivalents	9	554,002	606,950
Financial asset at fair value through profit or loss		3,153	352
Trade accounts receivables, net	11	1,042,455	1,031,270
Unbilled work in progress, net	12	1,278,227	680,929
Accounts receivable from related parties	13	280,153	181,664
Other accounts receivable	14	820,717	649,516
Inventories, net	15	1,159,154	1,104,293
Prepaid expenses		40,022	51,301

		5,177,883	4,306,275
Non-current assets classified as held for sale		22,511	22,385

Total current assets		5,200,394	4,328,660

Non-current assets
Long-term trade accounts receivable, net	11	621,831	667,519
Long-term unbilled work in progress, net	12	59,754	197,586
Long-term accounts receivable from related parties	13	—	531,384
Prepaid expenses		22,386	23,526
Other long-term accounts receivable	14	65,929	357,952
Available-for-sale financial assets	10	120,134	—
Investments in associates and joint ventures	16	637,005	389,759
Investment property		34,702	49,357
Property, plant and equipment, net	17	1,111,757	1,113,599
Intangible assets, net	18	878,286	960,286
Deferred income tax asset	25	147,845	427,008

Total non-current assets		3,699,629	4,717,976

Total assets		8,900,023	9,046,636

LIABILITIES AND EQUITY
		As at December 31,
	Note	2015	2016
		Restated see Note 2.30
Current liabilities
Borrowings	19	1,228,020	1,961,043
Bonds	20	37,083	46,091
Trade accounts payable	21	1,635,762	1,276,617
Accounts payable to related parties	13	77,832	80,217
Current income tax		34,116	62,160
Other accounts payable	22	1,066,000	1,096,307
Provisions	23	13,468	14,531

Total current liabilities		4,092,281	4,536,966

Non-current liabilities
Borrowings	19	553,336	419,395
Long-term bonds	20	757,008	921,623
Other long-term accounts payable	22	246,396	512,803
Long-term accounts payable to related parties	13	20,136	65,320
Provisions	23	47,460	26,542
Derivative financial instruments		2,331	1,081
Deferred income tax liability	25	99,163	73,169

Total non-current liabilities		1,725,830	2,019,933

Total liabilities		5,818,111	6,556,899

Equity	24
Capital		660,054	660,054
Legal reserve		132,011	132,011
Optional reserve		29,974	29,974
Share Premium		897,532	882,464
Other reserves		(143,784)	(167,456)
Retained earnings		982,987	443,377

Equity attributable to controlling interest in the Company		2,558,774	1,980,424
Non-controlling interest		523,138	509,313

Total equity		3,081,912	2,489,737

Total liabilities and equity		8,900,023	9,046,636

The accompanying notes on pages 8 to XXX are part of the consolidated financial statements.

(Free translation from the original in Spanish)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(All amounts are expressed in thousands of S/. unless otherwise stated)

		For the year ended December 31,
	Note	2014	2015	2016
			Restated see Note 2.30
Revenues from construction activities		4,749,159	5,501,537	3,945,599
Revenues from services provided		1,912,646	1,896,678	1,880,634
Revenue from real estate and sale of goods		346,875	417,280	643,373

		7,008,680	7,815,495	6,469,606

Cost of construction activities		(4,336,388)	(5,342,379)	(3,751,221)
Cost of services provided		(1,489,574)	(1,526,875)	(1,674,180)
Cost of real estate and goods sold		(231,150)	(296,267)	(440,786)

	27	(6,057,112)	(7,165,521)	(5,866,187)

Gross profit		951,568	649,974	603,419
Administrative expenses	27	(421,367)	(413,385)	(399,402)
Other income and expenses, net	29	15,136	57,287	(13,270)
Gain from the sale of investments	6 a) - 10	—	(8,289)	46,336

Operating profit		545,337	285,587	237,083
Financial expenses	28	(102,816)	(176,802)	(231,571)
Financial income	28	11,462	38,107	20,794
Share of the profit or loss in associates and joint ventures under the equity method of accounting	16	53,445	7,724	(589,710)

Profit (Loss) before income tax		507,428	154,616	(563,404)
Income tax	30	(146,196)	(99,027)	111,806

Profit (Loss) for the period		361,232	55,589	(451,598)

Profit (Loss) attributable to:
Equity holders of the Company		299,743	7,097	(509,699)
Non-controlling interest		61,489	48,492	58,101

		361,232	55,589	(451,598)

Earnings per share from continuing operations attributable to owners of the Company during the period	35	0.454	0.011	(0.772)

The accompanying notes on pages 8 to XXX are part of the consolidated financial statements.

(Free translation from the original in Spanish)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts are expressed in thousands of S/. unless otherwise stated)

		For the year ended December 31,
	Note	2014	2015	2016
			Restated see Note 2.30
Profit (Loss) for the period		361,232	55,589	(451,598)

Other comprehensive income:
Items that will not be reclassified to profit or loss

Re-assessment of actuarial gains and losses, net of tax	31	(1,777)	(3,860)	(1,531)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	31	568	723	883
Currency translation adjustment, net of tax		(20,463)	(59,660)	14,307

Impairment of available-for-sale financial assets	10	4,649	19,973	(2,220)
Impairment of financial assets available for sale, net of tax	10	—	—	(41,461)
Exchange movements on translation of foreign subsidiaries, net of tax	31	—	(5,220)	7,860
Exchange difference from foreign net investment, net of tax	31	(12,794)	—	1,563

		(28,040)	(44,184)	(19,068)

Other comprenhensive income for the period, net of tax		(29,817)	(48,044)	(20,599)

Total comprehensive income for the period		331,415	7,545	(472,197)

Comprehensive income attributable to:
Equity holders of the Company		277,912	(25,713)	(534,492)
Non-controlling interest		53,503	33,258	62,295

		331,415	7,545	(472,197)

The accompanying notes on pages 8 to XXX are part of the consolidated financial statements.

(Free translation from the original in Spanish)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015 AND 2016

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number of shares In thousands	Capital	Legal reserve	Optional reserve	Premium for issuance of shares	Other reserves	Retained earnings	Total	Non-controlling interest	Total
Balances as of January 1, 2014	660,054	660,054	111,657	—	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695

Profit for the year	—	—	—	—	—	—	299,743	299,743	61,489	361,232
Cash flow hedge	—	—	—	—	—	540	—	540	28	568
Adjustment for actuarial gains and losses	—	—	—	—	—	—	(1,332)	(1,332)	(445)	(1,777)
Foreign currency translation adjustment	—	—	—	—	—	(13,086)	—	(13,086)	(7,377)	(20,463)
Change in value of available-for-sale financial assets	—	—	—	—	—	4,649	—	4,649	—	4,649
Exchange difference from net investment in a foreign operation	—	—	—	—	—	(12,602)	—	(12,602)	(192)	(12,794)

Comprehensive income of the year	—	—	—	—	—	(20,499)	298,411	277,912	53,503	331,415

Transactions with shareholders:
- Transfer to legal reserve	—	—	20,354	—	—	—	(20,354)	—	—	—
- Dividend distribution (Note 34 and 36 g)	—	—	—	—	—	—	(112,127)	(112,127)	(68,062)	(180,189)
- Contributions of non-controlling shareholders (Note 36 d)	—	—	—	—	—	—	—	—	47,376	47,376
- Additional acquisition of non-controlling (Note 36 a)	—	—	—	—	(128,222)	—	—	(128,222)	(50,109)	(178,331)
- Sale to non-controlling interest in GyM Chile Spa (Note 36 b)	—	—	—	—	—	—	—	—	1,627	1,627
- Deconsolidation of subsidiaries (Note 36 e)	—	—	—	—	—	—	—	—	2,284	2,284
- Put option liability from acquisition of non-controlling (Note 22)	—	—	—	—	—	(111,819)	—	(111,819)	(2,010)	(113,829)
- Purchase of subsidiaries (Note 33 a)	—	—	—	—	—	—	—	—	66,659	66,659

Total transactions with shareholders	—	—	20,354	—	(128,222)	(111,819)	(132,481)	(352,168)	(2,235)	(354,403)

Balances as of December 31, 2014	660,054	660,054	132,011	—	899,311	(113,895)	1,113,696	2,691,177	482,530	3,173,707

Balances as of January 1, 2015	660,054	660,054	132,011	—	899,311	(113,895)	1,113,696	2,691,177	482,530	3,173,707

Profit for the period	—	—	—	—	—	—	7,097	7,097	48,492	55,589
Derivative instruments for cashflow	—	—	—	—	—	687	—	687	36	723
Re-assessment of actuarial gains and losses	—	—	—	—	—	—	(2,921)	(2,921)	(939)	(3,860)
Foreign currency translation adjustment	—	—	—	—	—	(45,411)	—	(45,411)	(14,249)	(59,660)
Change in value of available-for-sale financial assets	—	—	—	—	—	19,973	—	19,973	—	19,973
Exchange difference from net investment in a foreign operation	—	—	—	—	—	(5,138)	—	(5,138)	(82)	(5,220)

Comprehensive income of the year	—	—	—	—	—	(29,889)	4,176	(25,713)	33,258	7,545

Transactions with shareholders:
- Transfer to legal reserve	—	—	—	29,974	—	—	(29,974)	—	—	—
- Dividend distribution (Note 34, 36 d)	—	—	—	—	—	—	(104,911)	(104,911)	(4,535)	(109,446)
- Contributions of non-controlling shareholders (Note 36 d)	—	—	—	—	—	—	—	—	10,329	10,329
- Additional acquisition of non-controlling (Note 36 a)	—	—	—	—	(894)	—	—	(894)	(971)	(1,865)
- Sale to non-controlling interest (Note 36 b)	—	—	—	—	(885)	—	—	(885)	2,527	1,642

Total transactions with shareholders	—	—	—	29,974	(1,779)	—	(134,885)	(106,690)	7,350	(99,340)

Balances as of December 31, 2015—Restated	660,054	660,054	132,011	29,974	897,532	(143,784)	982,987	2,558,774	523,138	3,081,912

Balances as of January 1, 2016	660,054	660,054	132,011	29,974	897,532	(143,784)	982,987	2,558,774	523,138	3,081,912

Loss for the period	—	—	—	—	—	—	(509,699)	(509,699)	58,101	(451,598)
Derivative instruments for cashflow	—	—	—	—	—	839	—	839	44	883
Re-assessment of actuarial gains and losses	—	—	—	—	—	—	(1,121)	(1,121)	(410)	(1,531)
Foreign currency translation adjustment	—	—	—	—	—	9,885	—	9,885	4,422	14,307
Change in value of available-for-sale financial assets	—	—	—	—	—	(2,220)	—	(2,220)	—	(2,220)
Transfer to profit or loss of available-for-sale financial assets	—	—	—	—	—	(41,461)	—	(41,461)	—	(41,461)
Exchange difference from net investment in a foreign operation	—	—	—	—	—	7,722	—	7,722	138	7,860
Transfer to profit or loss of exchange difference from net investment in a foreign operation, net of tax	—	—	—	—	—	1,563	—	1,563	—	1,563

Comprehensive income of the period	—	—	—	—	—	(23,672)	(510,820)	(534,492)	62,295	(472,197)

Transactions with shareholders:
- Transfer to Optional reserve	—	—	—	—	—	—	—	—	—	—
- Dividend distribution (Note 34, 36 d)	—	—	—	—	—	—	(30,853)	(30,853)	(25,473)	(56,326)
- Contributions (devolution) of non-controlling shareholders,net (Note 36 d)	—	—	—	—	—	—	—	—	(19,099)	(19,099)
- Additional acquisition of non-controlling (Note 36 a)	—	—	—	—	(15,167)	—	—	(15,167)	(35,972)	(51,139)
- Sale to non-controlling interest (Note 36 b)	—	—	—	—	99	—	—	99	236	335
- Acquisition of subsidiary Adexus	—	—	—	—	—	—	—	—	4,153	4,153
- Deconsolidation of former subsidiary	—	—	—	—	—	—	2,063	2,063	35	2,098

Total transactions with shareholders	—	—	—	—	(15,068)	—	(28,790)	(43,858)	(76,120)	(119,978)

Balances as of December 31, 2016	660,054	660,054	132,011	29,974	882,464	(167,456)	443,377	1,980,424	509,313	2,489,737

The accompanying notes on pages 8 to XXX are part of the consolidated financial statements.

(Free translation from the original in Spanish)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

(All amounts are expressed in thousands of S/. unless otherwise stated)

		For the year ended December 31,
	Note	2014	2015	2016
			Restated see Note 2.30
CASH FLOW FROM OPERATING ACTIVITIES
Profit (Loss) before income tax		507,428	154,616	(563,404)
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	17	185,310	217,070	205,522
Amortization of other assets	18	74,730	89,355	82,743
Impairment of inventories	17	62	17	36,353
Impairment of accounts receivable and other accounts receivable	11-12	71	5,806	419,584
Debt forgiveness		—	—	(431,484)
Impairment of property, plant and equipment	17	2,415	3,796	9,263
Impairment of other assets	18	14,170	—	54,308
Impairment of intangible assets		—	—	—
Recovery of impairment of inventory		(1,169)		—
Financial expenses-CCDS		—	—	7,004
Expenses for liquidation of work in progress - CCDS		—	—	164
Indemnification for loss of profits		—	—	(33,600)
Change on fair value of financial asset through profit or loss		—	(2,740)	31
Change in the fair value of the liability for put option	22	—	(18,627)	(984)
Provisions	23	6,559	6,398	9,486
Dividends from available-for-sale financial assets		(9,350)	(7,215)	—
Income from return receipt from Morelco		—	—	(6,658)
Re-assessment of purchase consideration of Morelco	33 b)	—	—	(7,166)
Financial expense,net		76,102	125,096	106,739
Demobilization provisions in CCDS		—	—	24,915
Share of profit and loss in associates and joint ventures			—	—
under equity method	16 a) b)	(53,445)	(24,993)	589,710
Reversal of provisions	23	(9,394)	(7,796)	(17,883)
Disposal of property, plant and equipment		—	5,881	3,951
Disposal on fair value of financial asset through		—
profit or loss		—	2,755	1,227
Profit on sale of property, plant and equipment	16	(4,845)	(17,385)	(18,393)
Loss on financial asset at fair value through profit or loss		—	450	221
Loss on sale of non-current asset held for sale		—	—	22
Profit on sale from available-for-sale financial assets	10	—	—	(46,337)
Loss on sale of investments in subsidiaries		—	8,289	—
Loss on re-assessment of accounts receivable		—	—	76,864
Loss on re-assesment of investment		—	—	6,832
Increase / (decrease) in assets and liabilities:
Trade accounts receivable and Unbilled work in progress		(594,993)	(50,150)	115,263
Other accounts receivable		32,159	(184,180)	(85,234)
Accounts receivable from related parties		(15,291)	(133,286)	84,448
Inventories		(51,489)	(220,670)	33,709
Pre-paid expenses and other assets		(8,634)	11,667	(99)
Trade accounts payable		82,051	199,402	(87,553)
Other accounts payable		(19,731)	(60,073)	114,666
Accounts payable to related parties		55,316	14,777	45,902
Provisions		(7,208)	(6,770)	(2,756)
Interest paid		(46,411)	(110,884)	(171,572)
Payments related to Norvial Concession		(82,698)	(142,575)	(97,711)
Payment of income tax		(154,878)	(150,337)	(125,619)

Net cash applied to operating activities		(23,163)	(292,306)	332,474

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW (continue)

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Note	For the year ended December 31,
		2014	2015	2016
			Restated see Note 2.30
CASH FLOW FROM INVESTING ACTIVITIES
Sale of available-for-sale investment		—	5,613	107,341
Sale of a financial asset through profit or loss		—	—	—
Sale of property, plant and equipment		42,968	55,832	66,086
Sale of financial asset at fair value through profit or loss		—	—	1,427
Sale of non-current assets held for sale		—	(13,496)	117
Refunding for price adjustment		—	—	6,658
Return of contributions		—	481	1,963
Interest received		8,909	32,162	15,370
Dividends received	16 b) 34	46,068	59,175	27,992
Payment for purchase of a non-current asset held for sale		—	—	—
Payment for purchase of investments properties		(1,450)	(748)	(17,543)
Payments for intangible purchase		(60,846)	(32,883)	(45,706)
Payments for purchase and contributions on investment in associates and joint ventures	16 a) b)	(129,859)	(464,086)	(389,657)
Direct cash outflow from acquisition of subsidiaries		(170,372)	—	—
Purchase of property, plant and equipment		(265,567)	(193,156)	(147,732)

Net cash flow from investing activities		(530,149)	(551,106)	(373,684)

CASH FLOW FROM FINANCING ACTIVITIES
Loans received		2,770,286	4,448,332	3,941,750
Bonds issued	20	—	814,016	178,640
Amortization of loans received		(2,053,422)	(4,549,000)	(3,914,570)
Amortization of bonds issued		—	(16,480)	(25,281)
Payment for debt cost transaction		—	(18,516)	(650)
Dividends paid to holders of the parent		(112,127)	(104,911)	(30,853)
Dividends paid to non-controlling interest		(63,990)	(4,535)	(25,473)
Cash received from non-controlling shareholders	36 d)	47,376	10,329	(19,099)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders	36 a)	(177,451)	(223)	(19,037)
Sale of interest in a subsidiary of non-controlling shareholders	36 b)	1,627	—	335

Net cash provided by financing activities		412,299	579,012	85,762

Net increase (net decrease) in cash		(141,013)	(264,400)	44,552
Cash and cash equivalents at the beginning of the year		959,415	818,402	554,002

Cash and cash equivalents at the end of the period		818,402	554,002	598,554

NON-CASH TRANSACTIONS:
Debt capitalization		—	—	8,308
Acquisition of assets through finance leases		163,399	92,093	65,336
Recognition of debt as guarantor		—	—	608,247
Change in fair value of available-for-sale financial assets		4,649	19,973	—
Adjustment for deconsolidation of former subsidiaries		2,284	9,298	—
Establishment of joint operation - Panorama Plaza de negocios (net assets)		—	36,180	—
Account payable - acquisition of Morelco		45,684	—	—
Put option liability from acquisition of non-controlling		113,829	—	—

The accompanying notes on pages 8 to XXX are part of the consolidated financial statements.

(Free translation from the original in Spanish)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(All amounts are expressed in thousands of S/. unless otherwise stated)

	2015	Profit Increase/ (decrease)	2015
	Restated see Note 2.30
Revenues from construction activities	5,501,537	(12,118)	5,513,655
Revenues from services provided	1,896,678	(4,820)	1,901,498
Revenue from real estate and sale of goods	417,280	—	417,280

	7,815,495	(16,938)	7,832,433

Cost of construction activities	(5,342,379)	(32,376)	(5,310,003)
Cost of services provided	(1,526,875)	(3,517)	(1,523,358)
Cost of real estate and goods sold	(296,267)	—	(296,267)

	(7,165,521)	(35,893)	(7,129,628)

Gross profit	649,974	(52,831)	702,805

Administrative expenses	(413,385)	(5)	(413,380)
Other income and expenses, net	57,287	—	57,287
Gain from the sale of investments	(8,289)	—	(8,289)

Operating profit	285,587	(52,836)	338,423

Financial expenses	(176,802)	—	(176,802)
Financial income	38,107	—	38,107
Share of the profit or loss in associates and joint		—	—
ventures under the equity method of accounting	7,724	(9,879)	17,603

Profit (Loss) before income tax	154,616	(62,715)	217,331
Income tax	(99,027)	(23,408)	(75,619)

Profit (Loss) for the period	55,589	(86,123)	141,712

Profit (Loss) attributable to:
Equity holders of the Company	7,097	(81,057)	88,154
Non-controlling interest	48,492	(5,066)	53,558

	55,589	(86,123)	141,712

Earnings per share from continuing operations attributable to owners of the Company during the period	0.011

The accompanying notes on pages 9 to 110 are part of the consolidated financial statements.

(All amounts expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2015 AND 2016

1	GENERAL INFORMATION

a)	Incorporation and operations

Graña y Montero S.A.A. (hereinafter the Company) was established in Peru on August 12, 1996 as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la República 4675, Surquillo Lima, Peru and is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

The Company is the parent of the Graña y Montero Group (hereinafter the Group, which includes the Company and subsidiaries) and it is mainly engaged in holding investments in different Group companies. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group companies; it is also engaged in leasing offices to the Group companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services. See details of operating segments in Note 7.

b)	Authorization for issue of the financial statements

The consolidated financial statements for the year ended December 31, 2016 were prepared and issued with Management and Board of Directors authorization on May 15, 2018 and will be submitted for consideration and approval at the General Shareholders’ Meeting. Management expects that the consolidated financial statements as of December 31, 2016 will be approved with no changes.

c)	Current situation of the Company

i)	Legal Status

(A)	Projects conducted in association with Odebrecht

Our company participated as minority shareholder in certain entities that developed six infrastructure projects in Peru with Odebrecht. In 2016, Odebrecht entered into a Plea Agreement with the authorities of the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted the commission of corrupt acts in connection to two these projects (sections 2 and 3 of the Interoceánica Sur highway (“IIRSA Sur”) and the project to construct the Tren Eléctrico). As a consequence of this agreement, the Peruvian authorities initiated investigations.

(I)	IIRSA Sur

With respect to the investigations conducted in relation to IIRSA Sur, the Public Prosecutor’s Office included the former Chairman of the Board of Directors, for bribery; a former Director, and a former executive of the company, for money laundering.

Subsequently, Graña and Montero S.A.A. and GyM S.A. were incorporated as subjects investigated in the case described above. The companies have appealed this judgment and the appeals are pending resolution by the Superior Court.

(All amounts expressed in thousands of S/ unless otherwise stated)

In addition, the Peruvian authorities has requested incorporation of Graña y Montero S.A.A. as third party responsible on a civil basis and the Company has filed an opposition to the government’s motion. Oral arguments will be made before the court on a hearing that is yet to be scheduled.

The Company believes that it has a solid defense and that therefore, the case would be resolved in its favor.

(II)	Electric Train

The Peruvian authorities also requested to incorporate GyM S.A. as a third party responsible on a civil basis in the case related to the project to construct the electric train. The Company has filed an opposition. Oral arguments will be made before the court on a hearing that is yet to be scheduled.

The Company believes that it has a solid defense and that therefore, the case would be resolved in its favor.

(B)	The Constructor Club

On July 11, 2017, Commision de libre competence of “Indecopi” initiated an investigation against several construction companies, including GyM S.A., about the existence of an alleged cartel called the Constructor Club, gathering information from the Company. Throughout the investigation, the Company has provided to the Indecopi with all the information requested.

The Company’s former commercial manager is under a criminal investigation, as well as other individuals related to other construction companies. However, the Company is not included in this case.

To the date the result of the case described is uncertain because it is in the preliminary phase and depends on the action of the third parties that have been included in it, However, management believes that the contingency to which the Company is exposed should not have a significant financial impact due to the lack of links I has with the alleged facts.

(C)	Anticorruption Law application to the Company

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF has mitigated the Company’s exposure to the cases described in sub sections (A) and (B) above. These rules set clear guidelines to estimate the potential compensation that would be paid by the Company in the improbable case that it would be convicted. Furthermore, these rules have significantly reduced the uncertainty derived from the legal proceedings, by among other things, preventing the imposition of liens or attachments of assets that would impair the ability of the Company to operate.

The benefits of the mentioned rules are subject to the fullfilment of the following obligations:

•	The obligation to set up a trust that will guarantee any potential payment obligation of an eventual civil compensation and the interests in favor of the Peruvian State;

•	The obligation not to transfer funds abroad without the prior consent of the Ministry of Justice;

•	The implementation of a compliance program; and

•	The obligation to disclose information to the authorities and to collaborate in the investigation.

The Company has designed a robust compliance program which is currently under implementation. In addition, it fully cooperates with the authorities in its investigations of the alleged facts. It is also engaged in preliminary works necessary to set up the trust while it receives from the authorities the amount of the trust. Management estimated that it would need to assign to the trust assets worth approximately USD 41 million and that its potential liability should not exceed USD 51 million.

(All amounts expressed in thousands of S/ unless otherwise stated)

ii)	Independent Investigation related to Company business with Odebrecht S.A.

On January 9, 2017, the Company Board of Directors approved a plan to conduct an independent investigation related to six projects executed in association with Odebrecht.

On March 30, 2018, the Board of Directors created a Risk, Compliance and Sustainability Committee who was in charge of the oversight of the investigation independent from management. The investigation was entrusted to Simpson, Thatcher and Bartlett that reported exclusively to the Risk, Compliance and Sustainability Committee to preserve its independence.

The independent investigation concluded on November 2, 2017, and found no evidence that the Group or any of its former or current directors or executives had intentionally or knowingly participated in acts of corruption related to the 6 projects developed in association with Odebrecht.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied in all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the IASB in force as of 31 December, 2015 and 2016 respectively.

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments, financial assets at fair value through profit and loss, available-for-sale financial assets measured at fair value. The financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

The preparation of the consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

2.2	Consolidation of financial statements

a)	Subsidiaries

Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

(All amounts expressed in thousands of S/ unless otherwise stated)

The Group evaluates measurement of the non-controlling interest on an acquisition-by-acquisition basis. At December 31, 2015 and 2016, the measurement of the non-controlling interest in the Group’s acquisitions was made at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

Business acquisition-related costs are expensed as incurred.

Any contingent consideration assumed by the Group with the selling party is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration is recognized in accordance with IAS 39 as profit or loss.

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

b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, in other words as transactions with owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interest, are also recorded in equity at the time of disposal.

c)	Disposal of subsidiaries

When the Group ceases to have control over a subsidiary, any retained interest in the entity is re-measured at its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss at such date. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that the amount previously recognized in other comprehensive income is reclassified to profit or loss.

d)	Joint arrangements

Contracts in which the Group and one or more of the contracting parties have joint control on the relevant joint activities are called joint arrangements.

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be both joint ventures as well as joint operations.

Joint ventures are accounted for using the equity method. Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in the comprehensive income statement.

(All amounts expressed in thousands of S/ unless otherwise stated)

The Group assesses on an annual basis whether there is any objective evidence that the investment in the joint ventures and associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the impairment loss in ‘share of profit or loss in associates and joint ventures under the equity method of accounting in the income statement.

Joint operations are joint arrangements whereby the parties that have joint control of the arrangement, have rights over the assets, and obligations for the liabilities, relating to the arrangement. Each party recognizes its assets, liabilities, revenue and cost and its share of any asset or liability jointly held and on any revenue or cost arisen from the joint operation.

In the Group, joint operations mainly relate to consortiums (entities without legal personality) created exclusively for the development of a construction contract. Considering that the only objective of the consortium is to develop a specific construction contract, all costs and revenue are included within revenue from construction activities and cost of construction activities, respectively.

e)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see section d above).

Profits and losses resulting from transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are changed where necessary to ensure consistency with the policies adopted by the Group.

Impairment losses are measured and recorded in accordance with section d) above.

2.3	Segment reporting

Operating segments are reported in a consistent manner with internal reporting provided to Management of the Group.

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

Foreign currency transactions are translated into the functional currency using the exchange rates at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated income statement, except when deferred in other comprehensive income.

Exchange differences arising on loans from the Company to its subsidiaries in foreign currencies are recognized in the separate financial statements of the Parent and individual financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are subsequently re-classified in the income statement on the disposal of the subsidiary or debt repayment, to the extent such loans qualify as part of the “net investment in a foreign operation”.

(All amounts expressed in thousands of S/ unless otherwise stated)

Foreign exchange gains and losses of all monetary items are included in the income statement within financial income or expense.

c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows:

i)	Assets and liabilities for each statement of financial position presented are translated using the closing exchange rate prevailing at the date of the consolidated statement of financial position;

ii)	income and expenses for each income statement are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rate on the date of the transaction);

iii)	capital is translated by using the historical exchange rate for each capital contribution made; and

iv)	all exchange differences are recognized as separate components in other comprehensive income (loss), within foreign currency translations adjustment.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences are recognized in other comprehensive income.

2.5	Public services concession agreements

Concession agreements signed between the Group and the Peruvian Government entitle the Group, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions are accounted as defined by IFRIC 12, “Service Concession Arrangements”. The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset or as an intangible asset (bifurcated model), as set forth below.

The	Group manages three types of concessions, for which accounting treatment is as follows:

a)	Recognizes a financial asset to the extent that it has a contractual right to receive cash or other financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts. These financial assets are recognized initially at fair value and subsequently at amortized cost (the financial model).

b)	Recognizes an intangible asset to the extent that the service agreement grants the Group a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.15 (intangible asset model).

c)	Recognizes a financial asset and an intangible asset when the Group recovers its investment partially by a financial asset and partially by an intangible asset (the bifurcated model).

2.6	Cash and cash equivalents

In the consolidated statements of financial position and cash flows, cash and cash equivalents include cash on hand, on-demand bank deposits, other highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are included in the balance of financial obligations as current liabilities.

(All amounts expressed in thousands of S/ unless otherwise stated)

2.7	Financial assets

2.7.1	Classification

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, financial assets held-to-maturity, loans and account receivables and financial assets available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

As of the date of the consolidated financial statements, the Group has classified its financial assets in the following three categories:

a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are non-derivatives that are designated by the Group as at fair value upon initial recognition and are held-for-trading. They are included in current assets in the consolidated statement of financial position. The derivative financial instruments policy is included at Note 2.9.

b)	Loans and accounts receivable

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those whose maturity is greater than twelve months after the date of the consolidated financial statements. These are classified as non-current assets on the consolidated financial position. The Group’s loans and receivables comprise “trade accounts receivables”, “accounts receivable from related parties”, “other accounts receivable”, “unbilled work in progress” and “cash and cash equivalents”.

c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets as “Other Financial Assets” unless Management intends to dispose them within 12 months of the date of the statement of financial position.

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

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in profit or loss within “Other income and expenses, net” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of “Other income and expenses, net” when the Group’s right to receive payments is established.

(All amounts expressed in thousands of S/ unless otherwise stated)

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

2.8	Impairment of financial assets

a)	Assets carried at amortized cost

At the end of each reporting period the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. If a financial asset or a group of financial assets is impaired, the impairment losses are recognized only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

For the loans and receivables category, the amount of any loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of comprehensive income. If a loan or an account receivable has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

b)	Assets classified as available-for-sale -

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets classified as available-for-sale is impaired.

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from equity and recognized in profit or loss. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

2.9	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at the end of each reporting period. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability (fair value hedge) or a highly probable forecast transaction (cash flow hedge). Derivatives are initially recognized at fair value on the date of subscription of the contract and are subsequently recognized at their fair value. The method to recognize the gain or loss resulting from changes in the fair values of the derivatives depends on the nature of the item being covered.

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

(All amounts expressed in thousands of S/ unless otherwise stated)

The fair values of various derivative instruments used for hedging purposes and changes in the account reserves for hedging in equity are disclosed in Note 8. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity period of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity period of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

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

The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement as “Financial income or Financial expenses”.

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

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within “other income and expenses, net”.

2.10	Trade receivables

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

It also includes the balance of work in progress costs incurred that relates to future activities of the construction contracts and the constructions phase in concessions (see Note 2.25 for detail on Revenue from construction and concession activities).

Changes in estimates of contract revenues and costs can increase or decrease the estimated margin. When a change in the estimate is known, the cumulative impact of the change is recorded in the period in which it is known based on the progress made.

(All amounts expressed in thousands of S/ unless otherwise stated)

2.12	Inventories

Inventory mainly includes land, work in progress and finished properties which are assigned to the real- estate activity. Land intended to carry out real estate projects is recognized at acquisition cost. Work in progress and finished properties comprise design costs, material, labor costs, financial costs (directly attributable to the acquisition, construction and production of qualified assets), other indirect costs and general expenses related to the construction.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The Company reviews annually whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) the first group consists of land bought for future real estate projects which are compared to their net appraisal value; if the acquisition value is higher, a provision of impairment is made; ii) the second group consists of land under construction, impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, a provision is made for impairment; and iii) the third group comprises completed real estate units; these inventory items are compared to the selling prices less selling expenses; if these selling expenses are higher, a provision for impairment is made. For the reductions in the carrying amount of these inventories to their net realizable value, a provision is made for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

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

(All amounts expressed in thousands of S/ unless otherwise stated)

2.13	Investment properties

Investment properties are shown at cost less accumulated depreciation and impairment losses, if any. Subsequent costs attributable to investment properties are capitalized only if it is probable that future economic benefits will flow to the Company and the cost of these assets can be measured reliably; if not, they are recognized as expenses when incurred.

Repair and maintenance expenses are recognized in profit and loss when they are incurred. If the property’s carrying amount is greater than its estimated recoverable amount, an adjustment to reduce the carrying amount to the recoverable amount is recognized.

Depreciation is determined at rates calculated to write off cost, less estimated residual value, of each asset on a straight line basis over its estimated useful life. The estimated useful lives of those properties range from 5 to 33 years.

The investment property held by the Group consists of two Shopping Centers owned by subsidiary Viva GyM S.A. Fair value is estimated to be US$29.5 million, equivalent to S/99 million, at December 31, 2016 (US$16.7 million, equivalent to S/58 million, at December 31, 2015). The sales stores of these properties have been leased as an operating lease with third parties.

2.14	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance expense are charged to the income statement during the financial period in which they are incurred.

Assets under construction are capitalized as a separate component. At their completion, the cost of such assets is transferred to their definitive category.

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

(All amounts expressed in thousands of S/ unless otherwise stated)

Residual values and useful lives are reviewed and adjusted as appropriate at each date of the statement of financial position. Gains and losses on disposals are recognized in “Other income and expenses, net” in the income statement. Regarding joint operations that carry out construction activities, the difference between the proceeds from disposals of fixed assets and their carrying amount is shown within “revenue from construction activities” and “cost of construction activities”, respectively.

2.15	Intangible assets

i)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration, the amount of any non-controlling interest and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the income statement.

Goodwill acquired in a business combination is allocated to each cash-generating units (CGU), or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized immediately as an expense in item “Other income and expenses, net” and cannot be reversed later.

ii)	Trademarks

Trademarks acquired separately are shown at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Management has determined that these trademarks have indefinite useful lives. These trademarks have a long trajectory (between 24 and 39 years) in each market and the Group is committed to continue investing in the long-term to extend the period over which they are expected to continue to provide economic benefits.

Trademark impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized immediately as an expense in item “Other income and expenses, net” and cannot be reversed later.

iii)	Concession rights

The intangible asset consisting of the right to charge users for the services related to service concessions agreements (Note 2.5 and Note 6.b) is initially recorded at the fair value of construction or improvement services. Before amortization is started, an impairment test is performed; it is amortized under the straight-line method, from the date revenue starts using the lower of its estimated expected useful life or effective period of the concession agreement.

iv)	Contractual relationships with customers

Contractual relationships with customers are assets resulting from business combinations that were initially recognized at fair value as determined based on the expected cash flows from those relations over an estimated period of time based on the time period those customers will remain as customers of the Group (the estimation of useful life is based on the contract terms which fluctuate between 5 and 9 years). The useful life and the impairment of these assets are individually assessed.

(All amounts expressed in thousands of S/ unless otherwise stated)

v)	Cost of developing wells

Costs incurred in preparing wells to extract hydrocarbons in Blocks I, III, IV and V, located in Talara, are capitalized as part of intangible assets. These costs are amortized over the useful lives of the wells (10 years for Blocks III, IV and V and 9 years for Block I), when is less than the period of the service agreement signed with Perupetro.

vi)	Internally generated software and development costs

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will probably generate future economic benefits;

•	technical, financial and other resources are available to complete the development and to use or sell the software product; and

•	software expense during its development can be reliably measured.

Other development expenditures that do not meet these criteria are expensed as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Computer software development costs recognized as assets are amortized over their estimated useful lives, which fluctuate between 2 to 8 years.

vii)	Rights of use of land

Refers rights maintained by the Promotora Larcomar subsidiary S.A. Rights of use of land are stated at historical cost less amortization and any accumulated impairment losses. The useful life of this asset is based on the agreement signed (60 years) and the effective period may be extended if agreed to the parties. Amortization will begin when it becomes ready for its intended use by Management.

2.16	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are subject to review annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

2.17	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are initially recognized at their fair value and subsequently are amortized at amortized cost using the effective interest method, except for accounts payable less than one year that are recorded at their nominal value that is similar to their fair value due to its expiration in the short term.

2.18	Other financial liabilities

Correspond to loans and bonds issued by the Group, which are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the cash received (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

(All amounts expressed in thousands of S/ unless otherwise stated)

Fees paid for entering into loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.

2.19	Borrowing costs

Borrowing costs are recognized in the income statement in the period in which they are incurred except for intangible assets and inventories (Note 18 and 15) in which the Group proceeds to capitalize borrowing costs.

General and specific borrowing costs directly attributable to acquisitions, construction or development of qualifying assets, which are assets that necessarily take a substantial period of time (over 12 months) to get ready for their intended use or sale, are added to the cost of those assets, until assets are substantially ready for their intended use or sale. The Company suspends capitalization of a qualifying asset during periods in which qualify asset development is interrupted .Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

2.20	Current and deferred income tax

Income tax expense comprises current and deferred tax. Tax expense is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or equity, in which case, it is recognized in the statement of comprehensive income or directly in equity, respectively.

The current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Management, where appropriate, establishes provisions on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or is settled.

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

(All amounts expressed in thousands of S/ unless otherwise stated)

2.21	Employee benefits

a)	Profit sharing

Peruvian entities of the Group recognize a liability and an expense for statutory workers’ profit sharing under laws and regulations currently in force. Workers’ profit sharing is equivalent to 5% or 8% of the taxable income determined separately by each of the Group’s Peruvian entities, according to the income tax currently in force. The branch based in the Dominican Republic has a similar profit sharing scheme, with a rate of 10% on the taxable income. For Chile, workers’ profit sharing is a component of remuneration (equivalent to 4.75 minimum salary per year) rather than a percentage based on profits. In Colombia and Guyana no such benefits are paid to workers. In Bolivia workers’ profit sharing is equivalent to a one-month salary and the total amount distributed cannot exceed 25% of company’s profits determined under local regulations.

b)	Statutory bonuses

Entities of the Group recognize the expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru, Chile, Bolivia, Guyana and Colombia.

c)	Severance Compensation

Employees’ severance payments for time of service of the Peruvian Group staff comprise their indemnification rights, calculated in accordance with the regulations in force, which have to be deposited on bank accounts designated by workers in May and November each year. The compensation for time of service amounts to one-month’s salary effective at the date of bank deposits. There is no such benefit in Chile and Guyana. The Group does not have any additional payment obligation once the annual deposits are made of the amounts to which workers are entitled.

d)	Vacation leave

Annual vacation leave is recognized on an accrual basis. Provision for the estimated obligations of annual vacations is recognized at the date of the statement of financial position and it corresponds to one month for Peruvian employees and fifteen days for Dominican and Colombian employees per year. In Bolivia and Chile vacation leave depends on seniority of a worker and ranges from fifteen to thirty days.

e)	Pension plans

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

Re-measurements arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

(All amounts expressed in thousands of S/ unless otherwise stated)

f)	Restructuring Cost

Group companies recognize the liability and the expense for employees’ severance indemnities when they are incurred. Under Peruvian laws, in the event of an arbitrary termination of a worker, the related indemnities equal an additional one-month salary and a half per each year actually worked by the terminated worker.

Under Colombian laws, this type of indemnities is determined based on the salary. Under Chilean laws, termination indemnities equal an additional 30-day salary per each year actually worked up to a maximum 330 days.

2.22	Other provisions

a)	General

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are reviewed at year - end. If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the income statement as a financial expense. Provisions are not recognized for future operating losses.

Contingent obligations are disclosed for possible obligations that are not yet determined to be probable. Contingent assets are not recognized and only disclosed if it is probable that future economic benefits will flow to the Company.

b) Provision for the closure of production wells -

The subsidiary GMP recognizes a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from said obligation is measured at the amount of expected cash flow discounted to present value, the same amount is simultaneously charged to the intangible account in the statement of financial position. Subsequently, the liability will increase in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost is depreciated based on the useful life of the related asset. When a liability is settled, the Group’s entities will recognize any gain or loss that may arise. The fair value changes estimated for the initial obligation and interest rates are recognized as an increase or decrease of the carrying amount of the obligation and related asset, any decrease in the provision, and any decrease of the asset that may exceed the carrying amount of said asset is immediately recognized in the income statement.

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the Group’s entities will also take into consideration if said increase corresponds to an indicator that the asset has been impaired and, if so, impairment tests are carried out (Note 2.16).

2.23	Put option arrangement

The Group has written put options over the equity of its subsidiary Morelco SAS (Note 33 b) which permit the holder to put their shares of the subsidiary back to the Group over a 10 -year period. The amount that may become payable under the option upon exercise is initially recognized at the present value of the redemption amount within other accounts payable with a corresponding charge directly to equity. The charge to equity is recognized separately as written put options over non-controlling interests, adjacent to non-controlling interest in the net assets of the consolidated subsidiaries.

(All amounts expressed in thousands of S/ unless otherwise stated)

Subsequently, the financial liability is updated for changes in the assumptions on which the estimated expected cash outflows were based and a financial component for the passage of time. The effects of this update are recognized in the income statement as Other income/expense. In the event that the option expires unexercised, the liability is derecognized with a corresponding adjustment to equity.

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

Revenues from construction contracts are recognized using the percentage-of-completion method which is based on the completion of a physical proportion of the overall work contract considering total costs and revenues estimated at the end of the project, in accordance with IAS 11, Construction Contracts. Under this method revenues are determined based on the proportion of actual physical completion compared to the total contracted physical construction commitment.

When it is probable that the total costs of the contract will be above the related revenue, the expected loss will be immediately expensed.

When the outcome of a construction contract cannot be estimated reliably, the associated revenue is recognized to the extent costs incurred are recoverable. Revenue is billed once approval is received by the owners of the work in progress.

In the statement of financial position, the Company shows the net position of each contract as an asset or a liability. A contract is considered an asset when the costs incurred plus recognized earnings less the sum of all the recognized losses and assessments exceed work in progress billings; this asset is shown in the statement of financial position as “Unbilled work in progress”; otherwise they are presented as a liability within “Trade accounts payables”.

A change order is an instruction by the customer for a change in the scope of the work to be performed under the contract that may lead to an increase or a decrease in contract revenue. A variation is included in contract revenue when it is probable that the customer will approve the variation and the amount of revenue arising from the variation; and the amount of revenue can be reliably measured.

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

ii)	Revenue from engineering, advisory, consulting services and other services

Revenues from service contracts are recognized in the accounting period in which they are performed using the percentage of completion method, calculated based on the percentage of costs incurred. Additionally, there are contracts whereby income is recognized as it is earned, regardless of when the related fees are received.

iii)	Sales of real-estate properties

Revenue from sales of real estate properties is recognized in the results of the period when sales occur, that is, when the properties are delivered and the risks and rewards inherent to ownership are transferred to the buyer and the collection of the corresponding receivables is reasonably assured.

iv)	Revenue from IT services

The sale of computer equipment includes some services to be provided in a subsequent date to the asset sale as installation and maintenance. When sales agreements include multiple elements, the amount of the revenue is attributed to each element based on their related fair values. The fair value of each element is determined based on the market price prevailing for each element when sold separately. Revenue derived from computer equipment is recognized when the related risks and rewards are transferred to the customer, which occurs upon delivery. Revenue relating to each service element is recognized using the straight line method.

v)	Interest income

Interest income is recognized on a time-proportion basis, using the effective interest method.

vi)	Revenue for concession services

Revenue from concession services is recognized according to its nature. Construction and restoration activities are accounted for applying the percentage-of-completion method as described above and operation and maintenance services in the accounting period when they are provided (see Note 2.5).

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

(All amounts expressed in thousands of S/ unless otherwise stated)

2.27	Leases

a)	The Group as a lessee

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases, including prepayments (net of any incentives received from lessor) are charged to the consolidated income statement under the straight-line method over the lease term. The Group’s major kinds of operating leases are leases of machinery, computer equipment, printing equipment, among others.

Finance leases

Leases in which the Group assumes substantially all the risks and rewards of ownership of an asset are classified as finance leases. Each lease payment is allocated between the liability and finance charges so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The corresponding rental obligations, net of finance charges, are included in other payables, short- and long-term in the consolidated statement of financial position.

The interest element of the finance cost is charged to the consolidated statement of comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the useful life of the asset or the lease term.

b)	Group as a lessor

The Group only has operating leases and the leased assets are stated in the statement of financial position based on the nature of the asset. Revenue from operating leases are recognized under the straight-line method over the lease term and the incentives given to lessees reduce the revenue obtained from leases.

2.28	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.29	Significant non-operating items

Significant non-operating items are separately shown in the financial statements when they are necessary to provide a more adequate understanding of the Group’s financial performance. These material items are income or expenses shown separately due to their nature or significant amount.

2.30	Restatement of Consolidated Financial Statements

Company Management identified the need to make adjustments to the consolidated financial statements for the year 2015, so proceed to correct and restructure the financial statements as of December 31, 2015 in the items detailed below:

		2015	Adjustment	2015
				Restated See Note 2.30
Asset Restated
Trade accounts receivables, net	(1)	1,050,791	(8,336)	1,042,455
Unbilled work in progress, net	(1)	1,319,187	(40,960)	1,278,227
Other accounts receivable	(1)	824,589	(3,872)	820,717
Investments in associates and joint ventures		646,884	(9,879)	637,005
Intangible assets, net		881,020	(2,734)	878,286
Deferred income tax asset	(3)	173,851	(26,006)	147,845

Liability Restated
Provisions		35,618	11,842	47,460
Deferred income tax liability	(3)	101,664	(2,501)	99,163
Other liabilities		5,671,484	4	5,671,488

Equity Control Entity
Translation Adjustment	(2)	(129,059)	(14,725)	(143,784)
Profit (loss) for the period		88,153	(81,057)	7,096
Minority Interest		528,489	(5,350)	523,138
Gross profit	(1)	702,805	(52,831)	649,974
Other expenses / other income, net		(364,382)	(5)	(364,387)
Financial expenses/income		(138,695)	—	(138,695)
Share of the profit or loss in associates and joint ventures under the equity method accounting		17,603	(9,879)	7,724
Income Tax	(3)	(75,619)	(23,408)	(99,027)

Profit (Loss) for the period		141,712	(86,123)	55,589

Profit (Loss) attributable to:
Equity holders of the Company		88,154	(81,057)	7,097
Non-controlling interest		53,558	(5,066)	48,492

		141,712	(86,123)	55,589

(1)	The Company performed a review of the estimates made of the work in progress, as well as impairments to the accounts receivable, determining the need to make adjustments to the account balances.
(2)	The Goodwill of Morelco S.A. during 2015 was recorded using the group the functional currency (soles). In the review conducted in 2016, it was identified that the registration should be made in the currency of the subsidiary, generating a conversion adjustment.
(3)	Likewise, a review of deferred tax assets was conducted, determining the need to record adjustments in accordance with the adjustments described above.

As a result of the recording of these adjustments in the consolidated financial statements as of December 31, 2015, the Company’s equity decreased by approximately S / 86 million.

3	ADOPTION OF NEW INTERNATIONAL FINANCIAL INFORMATION REGULATIONS (IFRS), AMENDMENTS AND INTERPRETATIONS

3.1.	Standards, amendments and interpretations adopted by the Group

The Company has adopted as of January 1, 2016 the following amendments to the IFRSs and amendments to IFRSs considered for the first time in the preparation of the financial statements:

(All amounts expressed in thousands of S/ unless otherwise stated)

•	Annual improvements to IFRS, 2012-2014 cycles, which has required additional minor disclosures.

•	Acquisition of interest in an entity, amendment to IFRS 11 ‘Joint Arrangements’, this amendment clarifies that a joint operator that acquires an asset or group of assets in a joint operation that represents a business in accordance with IFRS 3, applies the principles of IFRS 3 when accounting for the business combinations of the acquisition. This will result in a separate recognition of goodwill, if any arise in the acquisition. If the asset or group of assets acquired does not constitute a business, the principles of IFRS 3 do not apply.

•	The amendment also clarifies that a joint operator that increases its interest in an existing joint operation in which the operator retains joint control does not again measure the interest previously held in the joint operation

•	Amendments to the disclosure initiatives, IAS 1 ‘Presentation of the financial statements’. The amendments intend to clarify a series of disclosure requirements that cover:

•	The disclosure of significant accounting policies;

•	The application of materiality to the financial statements;

•	Presentation of subtotals;

•	Information to be presented in the other comprehensive income section of the performance statement; and

•	The structure of financial statements.

The adoption of these changes did not have a material impact on the current year or prior years’ balances and they are not likely to affect future periods; however, the Group will give continuous consideration to the areas addressed in the amendments to help clear and concise information.

3.2.	New standards, amendments and interpretations effective for financial statements of annual periods beginning on or after January 1, 2017 which have not been early adopted

•	Amendments to IAS 7 “Statement of cash flows” requires the Group to include an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities.

•	Amendments to IAS 12 “Income taxes” clarifies i) the requirements for recognizing deferred tax assets on unrealized losses ii) the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base and iii) certain other aspects of accounting for deferred tax assets. These amendments are effective for annual financial periods beginning on or after January 1, 2017 and early application is permitted. The Group does not expect these amendments may have a significant impact on its financial statements.

•	IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39 on the classification and measurement of financial instruments.
The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Group does not expect that the changes in IFRS 9 may have a material impact on its criteria of classification and measurement of financial assets and liabilities.

•	IFRS 15, “Revenue from contracts with customers”, it replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and the related interpretations.

The new standard is based on the principle that income is recognized when the control of a good or service is transferred to a customer, in such a way that the notion of control replaces the existing notion of risks and benefits. The new standard establishes a new five-step process that guides the revenue recognition, these are: (i) identify contracts with customers, (ii) identify the performance obligation, (iii) determine the transaction price of the contract, (iv) allocate the transaction price to each of the performance obligations; and, (v) recognize the income as each performance obligation is satisfied

(All amounts expressed in thousands of S/ unless otherwise stated)

The application of IFRS 15 may have flow-on effects on the entity’s business practices regarding systems, processes and controls, compensation and bonus plans, contracts, tax planning and investor communication.

The standard is effective for annual periods beginning on or after January 1, 2018 and early application is permitted.

The Group is in the process of estimating the effects of the application of IFRS 15; its assessment is being conducted by operating segment: engineering and construction, infrastructure, real estate, technical services and parent company operation. At December 31, 2016, the Group has conducted qualitative assessment to identify impacts.

The Group estimates that the current procedure of revenue recognition defined according to its types of ordinary activities will not be materially different from the current definition of the standard that is based on compliance with performance obligations, whether for a period or a point in time.

The Group is in the process of evaluating the methodology to be used for the transition of IFRS 15. At this point, despite the qualitative evaluation, the Group cannot reasonably estimate the quantitative impacts that this standard would have on the financial statements.

•	IFRS 16 “Leases”, this standard replaces the current rules relating to the treatment of leases IAS 17 “Leases” and IFRIC 4 “Contracts may contain a lease” and other related interpretations.

IFRS 16 is effective for financial periods beginning on or after January 1, 2019; early application if permitted provided IFRS 15 is also early adopted. The Group is presently evaluating the impact of these standard on the preparation of its consolidated financial statements.

•	IFRIC 22, “Foreign currency transactions and advance consideration”, the new interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment/receipt.

This interpretation will impact all entities that enter into foreign currency transactions for which consideration is paid or received in advance.

This interpretation is effective for financial periods beginning on or after January 1, 2018; early application is permitted. The Group is evaluating whether the changes introduced in IFRIC 22 may have a material impact on the qualifying criteria of “date of transaction” at their engineering and construction segment, which is the one with significant advances balances.

•	IFRIC 23 “Uncertainty over income tax treatments”, it clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied on the recognition and measurement of a tax liability or asset in circumstances where there is uncertainty in the application of the tax law in concern.

The Group is required to consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes that it is not probable that the treatment will be accepted, it should reflect the effect of the uncertainty in its income tax accounting in the period in which that determination is made.

This IFRIC is effective for financial periods beginning on or after January 1, 2019 and early application is permitted. The Group is evaluating the impact of this standard on its financial statements.

(All amounts expressed in thousands of S/ unless otherwise stated)

No other IFRS or IFRIC interpretations not yet effective are expected to have a material impact on the Group’s financial statements.

(All amounts expressed in thousands of S/ unless otherwise stated)

4	FINANCIAL RISK MANAGEMENT

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

4.1	Financial risk factors

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

a)	Market risks

i)	Foreign exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2016 and 2015, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos. The foreign exchange risk of the investments in Bolivia and Panama are not significant due to the volume of operations.

At December 31, 2016, the consolidated statement of financial position includes assets and liabilities in foreign currency (mainly in U.S. dollars) equivalent to S/2,770.9 million and S/2,708.3 million, respectively (S/1,659 million and S/2,404 million, respectively, at December 31, 2015) equivalents to US$826.6 million and US$806 million, respectively (US$486.7 million and US$704.5 million, respectively at December 31, 2015).

During 2016, the Peruvian Sol, the Chilean and Colombian Pesos were exposed against the U.S. dollar. The Group’s exchange gains and losses for 2016 amounted to S/761.8 million and S/774.3 million, respectively (S/427.2 million and S/510.1 million, respectively, in 2015 and S/357.3 million and S/401.6 million, respectively in 2014).

If at December 31, 2016 the Peruvian Sol and the Chilean and Colombian Pesos had strengthened/weakened by 2% against the U.S. dollar, with all other variables held constant, the pre-tax profit for the year would have increased/decreased by S/0.3 million (S/1.7 million in 2015 and S/0.9 million in 2014).

At December 31, 2016 the consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. Their financial position includes assets and liabilities in functional currency equivalent to CLP$75,561.3 million and CLP$87,221.1 million, respectively (CLP$85,238 million and CLP$80,378 million, respectively at December 2015), COP$169,774.8 million and COP$166,091.8 million, respectively (COP$265,370 million and COP$309,446, respectively at December 2015).

The Group’s foreign exchange translation adjustment for 2016 amounted to S/0.6 million (expenses for S/44.6 million in 2015 and S/20.5 million in 2014).

(All amounts expressed in thousands of S/ unless otherwise stated)

ii)	Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Group policy is to maintain most of its borrowings at fixed rate instruments; 52.8% of total debt in 2016 (72.7% in 2015) was contracted at fixed rates and 47.2% at variable rates (27.3% in 2015) which consisted of a 18.0% fixed rate plus VAC (adjusted for inflation) and the remaining 29.2% at a variable rate (23.6% fixed rate + VAC and the remaining 3.7% at a variable rate in 2015).

The debt subject to fixed rate plus VAC is related to a bond issued in Peruvian soles to finance the GyM Ferrovías Project, Metro Line 1 (Note 20). Any increase in the interest rate resulting from higher inflation will have no significant impact on the Group’s profit because these revenues are also adjusted for inflation.

During 2016 and 2015 borrowings at variable rates are denominated in Peruvian Soles and U.S. dollars and the Group’s policy is to manage their cash flow risk by using interest-rate swaps, which are recognized under hedge accounting. However, regarding the variable rate loans related to GSP (Note 19-a), Management decided to assume the risk since it expects to pre-pay them before due. If at December 31, 2016, the libor rate plus 3 months had increased/ decreased by 5%, with all other variables held constant, the pre-tax profit for the year would have increased/ decreased by S/1.4 million (there was not a material effect on the Group’s results in 2015). There was no material ineffectiveness on cash flow hedges occurred in fiscal years 2016 and 2015.

b)	Credit risk

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

No credit limits were exceeded during the reporting period, and Management does not expect the Group to incur any losses from performance by these counterparties, except for the ones already recorded at the financial statements.

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, as of December 31, 2016, the Group started to experienced liquidity risk due to the early termination of the GSP concession agreement and the obligations assumed (Note 16 a-i). As a consequence, the Group has started a disinvestment plan to be able to meet the obligations resulting from this scenario (Note 37).

(All amounts expressed in thousands of S/ unless otherwise stated)

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn borrowing facilities (Note 19), so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

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

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
At December 31, 2015
Other financial liabilities (except for finance leases)	1,102,855	181,729	223,713	—	1,508,297
Finance leases	157,957	118,311	42,513	10,431	329,212
Bonds	69,823	82,916	217,418	1,445,187	1,815,344
Trade accounts payables	1,635,762	—	—	—	1,635,762
Accounts payables to related parties	77,832	19,728	—	408	97,968
Other accounts payables	181,113	36,456	121,678	—	339,247
Other non-financial liabilities	—	2,331	—	—	2,331

	3,225,342	441,471	605,322	1,456,026	5,728,161

At December 31, 2016
Other financial liabilities (except for finance leases)	1,936,825	128,508	173,145	—	2,238,478
Finance leases	127,496	85,989	26,780	19,506	259,771
Bonds	113,299	180,431	365,697	1,334,485	1,993,912
Trade accounts payables	1,276,617	—	—	—	1,276,617
Accounts payables to related parties	80,217	28,082	37,238	—	145,537
Other accounts payables	303,827	49,064	143,655	—	496,546
Other non-financial liabilities	—	1,081	—	—	1,081

	3,838,281	473,155	746,515	1,353,991	6,411,942

4.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. As described at Note 1, in 2016 the current situation of the Company, has lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note19-a and Note 37-c).

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

(All amounts expressed in thousands of S/ unless otherwise stated)

As of December 31, 2016 and 2015, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70.

As of December 31, the gearing ratio was as follows:

	2015	2016
Total financial liabilities	2,575,447	3,348,152
Less: Cash and cash equivalents	(554,002)	(606,950)

Net debt	2,021,445	2,741,202
Total equity	3,081,912	2,489,737

Total capital	5,103,357	5,230,939

Gearing ratio	0.40	0.52

4.3	Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

•	Level 1:	Measurement based on quoted prices in active markets for identical assets or liabilities.

•	Level 2:	Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3:	Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The table below shows the Group’s assets and liabilities measured at fair value at December 31, 2015 and 2016:

	Level 1	Level 2	Level 3	Total
At December 31, 2015
Financial assets
Financial assets at fair value through profit or loss	10,104	—	—	10,104
Available-for-sale financial assets: TGP S.A. investment (i)	—	—	120,134	120,134
Financial liabilities
Derivatives used for hedging	—	2,331	—	2,331
At December 31, 2016
Financial assets
Financial assets at fair value through profit or loss	6,379	—	—	6,379
Financial liabilities
Derivatives used for hedging	—	1,081	—	1,081

There were no transfers between levels 1 and 2 during the year.

Financial instruments in level 3

The fair value of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as available-for-sale financial asset was based on observable inputs in the market and unobservable inputs. The Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 10).

(All amounts expressed in thousands of S/ unless otherwise stated)

The following table shows the changes in fair value by the investment held in TGP for the years ended on December 31:

	2014	2015	2016
Opening balance	88,333	93,144	120,134
Unrealized gains (losses) recognized in the period	4,811	26,990	(2,996)
Derecognition of investment sold:
- Historical cost of investment	—	—	(61,105)
- Cumulative fair value	—	—	(56,033)

Final balance	93,144	120,134	—

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values since they are short term. The fair value for long-term receivables and liabilities is disclosed in Note 11, Note 12, Note 19-c, Note 20 and Note 22. The fair value of financial liabilities has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.1	Critical accounting estimates and assumptions

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

a)	Estimated impairment of goodwill and other intangible assets with indefinite useful life

Impairment reviews are undertaken annually to determine if goodwill arising from business acquisitions and other intangible assets with indefinite useful life are impaired, in accordance with the policy described in Note 2.15-i). For this purpose, goodwill is allocated to the different CGUs to which it relates while other intangible assets with indefinite useful life are assessed individually. The recoverable amounts of the CGUs and of other intangible assets with indefinite useful life have been determined based on the higher of their value-in-use and fair value less costs to sell. This evaluation requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including preparing future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

If the Group experiences a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of their business units might decrease. If management determines the factors that reduce the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of those business units and therefore, goodwill as well as other intangible assets with indefinite useful life may be deemed to be impaired, which may cause their write-down to be required.

(All amounts expressed in thousands of S/ unless otherwise stated)

Based on the impairment tests performed by Group Management, no goodwill nor intangible (trademarks) impairment losses were required to be recognized because the recoverable amount of the CGUs subject to testing was substantially higher than their related carrying amounts.

The most significant assumptions used in impairment testing are gross margin, discount rate, terminal growth rate and revenue growth rate which are included in Note 18.

At December 31, 2015 and 2016 the Group has performed a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate and revenue and terminal growth rate by a 10%, with all the other variables held constant, as follows:

	Difference between recoverable amount and carrying amounts
	2015		2016
Goodwill
Gross margin:	(10%)	+10%	(10%)	+10%
Mining construction services	68.69%	184.39%	19.18%	71.19%
Engineering and construction	(17.96%)	30.43%	(42.68%)	17.85%
Electromechanical	159.40%	240.58%	32.16%	74.41%
IT equipment and services	92.38%	98.22%	200.93%	289.04%
Telecommunication services	205.49%	619.81%	(110.85%)	176.40%
Discount rate:	(10%)	+10%	(10%)	+10%
Mining construction services	136.90%	116.77%	65.94%	28.99%
Engineering and construction	26.15%	(8.77%)	8.22%	(27.56%)
Electromechanical	234.27%	172.83%	74.42%	36.77%
IT equipment and services	132.94%	98.22%	285.63%	212.65%
Telecommunication services	468.23%	367.15%	70.31%	4.59%
Terminal growth rate:	(10%)	+10%	(10%)	+10%
Mining construction services	123.27%	129.95%	42.92%	47.55%
Engineering and construction	7.90%	13.02%	(16.49%)	(7.84%)
Electromechanical	196.39%	203.75%	51.14%	55.62%
IT equipment and services	—	—	243.21%	247.06%
Telecommunication services	—	—	26.14%	39.94%

Trademarks
Revenue growth rate:	(10%)	+10%	(10%)	+10%
Morelco	46.23%	78.73%	22.37%	42.03%
Vial y Vives - DSD	32.87%	47.60%	17.01%	43.01%
Adexus	—	—	(8.18%)	9.91%
Discount rate:	(10%)	+10%	(10%)	+10%
Morelco	89.07%	42.12%	53.35%	15.66%
Vial y Vives - DSD	61.96%	23.43%	56.88%	10.88%
Adexus	—	—	15.42%	(10.59%)
Terminal growth rate:	(10%)	+10%	(10%)	+10%
Morelco	59.07%	66.12%	29.19%	34.94%
Vial y Vives - DSD	36.06%	44.28%	23.19%	37.83%
Adexus	—	—	(0.12%)	1.89%

In 2016 if the gross margin, the discount rate or terminal growth rate had been 10% below or 10% above Management’s estimates, respectively, the Group would have recognized a provision for impairment of goodwill of the Engineering and Construction CGU and Telecommunication Services CGU (within the Engineering and Construction CGU in 2015).

(All amounts expressed in thousands of S/ unless otherwise stated)

In 2016 if the revenue growth rate or terminal growth rate had been 10% below Management’s estimates, or the discount rate had been 10% above Management’s estimates, the Group would have recognized a provision for impairment of their trademark Adexus.

At December 31, 2016, as a result of these evaluations, an impairment was identified and recorded in one of the CGU, Vial and Vives DSD (Note 18).

b)	Income taxes

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Company seeks legal and tax counsel before making any decision on tax matters. Although Management considers its estimates to be prudent and appropriate, differences of interpretation may arise with Tax Authorities (mainly Peruvian, Chilean and Colombian Authorities) which may require future tax adjustments.

Deferred tax assets and liabilities are calculated on the temporary differences arising between the tax basis of assets and liabilities and the amounts stated in the financial statement using the tax rates in effect in each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred income tax assets and liabilities. This change will be recognized in the income statement in the period in which the change takes effect.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available evidence, including factors such as historical data, projected income, current operations and tax planning strategies. A tax benefit related to a tax position is only recognized if it is more likely than not that the benefit will ultimately be realized.

The Group’s maximum exposure to tax contingencies amounts to S/11.3 million.

c)	Percentage of completion revenue recognition

Revenues from construction contracts are recognized using the percentage-of-completion method which is based on the completion of a physical proportion of the overall work contract considering total costs and revenues estimated at the end of the project (Note 2.25 i).

As of December 31, 2016, 2015 and 2014, a sensitivity analysis was performed considering a 10% increase/decrease in the Group’s gross margins, as follows:

	2014	2015	2016
Sales	4,749,159	5,501,537	3,945,599
Gross profit	412,771	159,158	194,378
%	8.69	2.89	4.93
Plus 10%	9.56	3.18	5.42

Increase in pre-tax profit	41,249	15,787	19,473

	454,020	174,949	213,851

Less 10%	7.82	2.60	4.44

Decrease in pre-tax profit	(41,249)	(15,787)	(19,473)

	371,522	143,371	174,905

(All amounts expressed in thousands of S/ unless otherwise stated)

d)	Provision for well closure costs

At December 31, 2016 the present value of the estimated provision for closure of 144 wells located in Talara amounted to S/17.2 million (S/7.3 million as of December 31, 2015 for closure of 78 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from reviews of either the date of occurrence or the amount of the present value of the originally estimated obligations (Note 18).

The Group estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the statement of financial position.

The pre-tax discount rate used for the present value calculation was 1.93% for Blocks I and V, and 2.93% for Blocks III and IV, respectively, based on a 5 to 30-year rate used on U.S. bonds effective at December 31, 2016 (2.09% based on the 7-year bond rate at December 2015 for Blocks I and V).

If, at December 31, 2016 and 2015, the estimated rate had increased or decreased by 10%, with all variables held constant, the impact on pre-tax profit would have not been significant.

e)	Impairment of investment in Gasoducto Sur Peruano

Based on the termination of the concession agreement, on which Gasoducto Sur Peruano S.A. (GSP) acts as concessionaire (Note 16.a-i and Note 37), the Group identified potential impairment indicators affecting the recoverability of its investment. Consequently, the Group has applied the rules stated in IAS 36, ‘Impairment of assets” to determine the recoverable amount of this investment.

In that process, the Group has applied judgement to weight the various uncertainties surround the amount that can be recovered from this investment. Management has determined the recoverable amount assuming two key factors: (i) the amount that GSP will recover as a result of the public auction, and (ii) the validity of its right to subordinate the Odebrecht Group’s debts in GSP.

With relation to the amount to be recovered by GSP; the Group is assuming a recovery of the minimum amount established in the concession agreement, which is equivalent to 72.25% of the Net Carrying Amount (NCA) of the Concession assets. This amount, in substance, represents a minimum secured payment to be obtained by GSP based on a public auction (liquidation) to be set up for the adequate transfer of the Concession’s assets to a new Concessionaire within a year, under the relevant contractual terms and conditions.

With relation to the validity of its right to subordinate the Odebrecht Group’s liabilities in GSP, Management assessment, in consultation with its legal advisors, is that, although some uncertainties exist, these do not represent a material risk for exercising this right.

The concession agreement also established two additional tranches of 82.5% or 100% of the NCA to be recovered as a result of public auction, depending on several factors. In any of these scenarios, the Group would be able to recover their total investment and no additional impairment would be necessary to be recognized.

Depending on the date in which the NCA is actually cashed, the Group may need to take into account additional costs ranging from S/18.95 million (US$5.64 million) to S/42.2 million (US$12.56 million), due to higher financial expense.

(All amounts expressed in thousands of S/ unless otherwise stated)

f)	Impairment of the investment in Consorcio Constructor Ductos del Sur (CCDS)

CCDS was mainly engaged in performing the engineering, procurement and construction work for GSP. Due to the early termination of GSP, the Group applied the rules stated in IAS 36 “Impairment of assets” and IAS 37 “Provisions” to determine the recoverable amounts of the assets and liabilities to be recorded, respectively. As a result, the following adjustments were included at the financial statements:

S/
Income for debt forgiveness (i)	431,484
Indemnification income	33,600
Unbilled work in progress impairment (ii)	(410,199)
Other provisions	(24,915)
Inventories impairment (iii)	(33,824)
Financial expenses	(7,004)
Property, plant and equipment impairment	(4,143)
Other’s (liability) asset, net	(164)

(15,165)

(i)	The extinguished trade accounts payable relates to the recognition of the construction project estimated margin recorded as a liability (Note 2.25.i)
(ii)	The recoverable of unbilled work in progress relates to the minimum secured payment to be obtained from GSP.
(iii)	Inventories were specialized assets that could not be sold in an active market.

In 2016, the net impact of the early termination of CCDS construction contract is a loss of S/15.2 million.

5.2	Critical judgments in applying the entity’s accounting policies

Consolidation of entities in which the Group holds less than 50%

The Company owns some direct and indirect subsidiaries of which the Group has control even though it has less than 50% of the voting rights. These subsidiaries mainly comprise indirect subsidiaries in the real-estate business owned through Viva GyM S.A., where even though the Group holds interest between 30% and 50%, has the power to affect the relevant activities that impact the subsidiaries’ returns. Additionally, the Group has de facto control over Promotora Larcomar S.A. of which it owns 46.55% of equity interest.

Consolidation of entities in which the Group does not have join control but have rights and obligations over the assets and liabilities

The Group assesses, on an ongoing basis, the nature of the contracts signed with one or more parties. If no control or joint control is determined to be held by the Group but it has rights to assets and obligations for liabilities under the arrangement, then the Group recognizes its assets, liabilities, revenue and expenses and its share of any jointly controlled assets or liabilities and any revenue or expense arising under the arrangement as a joint operation in accordance with IFRS 11—Joint arrangements (Note 2.2-d).

	Percentage of interest
Joint operations	2016	2015
- Consorcio de Gestión de Información	56.00%	56.00%
- Consorcio de la Disponibilidad PKI	—	70.00%

CONCAR S.A.
- Consorcio Ancón-Pativilca	67.00%	67.00%
- Consorcio Peruano de Conservación	50.00%	50.00%
- Consorcio Manperan	67.00%	67.00%
- Consorcio Vial Sierra	—	50.00%

Viva GyM S.A.
- Consorcio Panorama	—	35.00%

Cam Holding S.p.A.
- Consorcio Mecam	50.00%	50.00%
- Consorcio Seringel	50.00%	50.00%

All of the joint arrangements listed above operate in Peru, Chile and Colombia.

The table below provides a description of the major activities carried out by these joint operations:

Joint Operations in	Economic activity

Graña y Montero S.A.A.	Construction, operation and maintenance of La Chira waste water treatment plant south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

GyM S.A.	Theses joint operations carried out activities through the four divisions of the engineering and construction segment (Note 6).

GMP S.A.	Consorcio Terminales and Terminales del Peru provide services for receiving, storing, shipping and transporting liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

CONCAR S.A.	Joint operations Concar provides rehabilitation service, routine and periodic maintenance of the road; it further provides conservation and supervision services.

GMD S.A.	Outsourcing service of online BPO processes (Business Process Outsourcing).

Viva GyM S.A.	Construction of a five-star hotel with a convention center, a business center and entertainment center.

CAM Holding S.p.A.	Execution of outsourcing services to the electric power sector.

6	INTERESTS IN OTHER ENTITIES

The consolidated financial statements of the Group include the accounts of the Company and its subsidiaries. Additionally, the consolidated financial statements of the Group include its interest in joint operations in which the Company or certain subsidiaries have joint control with their partners (Note 2.2-d).

a)	Principal subsidiaries

The following table shows the principal direct and indirect subsidiaries classified by operating segment (Note 7):

(All amounts expressed in thousands of S/ unless otherwise stated)

Name	Country	Economic activity

Engineering and Construction:

GyM S.A.	Peru, and Colombia	Civil construction, electro-mechanic assembly, buildings management and implementing housing development projects and other related services.

Stracon GyM S.A.	Peru and Panama	Mining contracting activities, providing mining services and carrying out drilling, demolition and any other activity related to construction and electro-mechanics; services in the power sector, as well as mining operations.

GyM Chile S.p.A.	Chile	Electromechanical assemblies and services to energy, oil, gas and mining sector.

Vial y Vives - DSD S.A.	Chile	Electromechanical assemblies and services. Develop activities related to the construction of engineering projects, civil construction projects and electromechanical assemblies, as well as architectural design and installations in general. Construction and electromechanical assemblies and services in the areas of energy, oil, gas and mining.

GMI S.A.	Peru	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Morelco S.A.S	Colombia and Ecuador	Providing construction and assembly services, supplying equipment and material to design, build, assemble, operate and maintain all types of mechanical engineering, instrumentation and civil work.

Infrastructure:

GMP S.A.	Peru	Natural oil and oil by-products extraction services, as well as providing storage and fuel dispatch services.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco - Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C.	Peru	Supply, process and market natural gas and its derivates.

GyM Ferrovías S.A.	Peru	Concession for the operation of the public transportation system (Metro de Lima Metropolitana).

Survial S.A.	Peru	Concession for constructing, operating and maintaining the Section 1 of the “Southern Inter-oceanic” road.

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the “Ancón - Huacho - Pativilca” section of the Panamericana Norte road.

Concesión Canchaque S.A.	Peru	Concession for operating and maintaining the Buenos Aires - Canchaque road.

Concesionaria Vía Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa - Paseo de la República in Lima.

Real estate:

VIVA GyM S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

(All amounts expressed in thousands of S/ unless otherwise stated)

Name	Country	Economic activity

Technical services:

GMD S.A.	Peru	Information technology services.

Gestión de Servicios Digitales S.A.	Peru	Information technology services.

CAM Holding S.p.A.	Chile and Colombia	Electric and technological services for the power industry. Colombia

Concar S.A.	Peru	Operating and maintaining roads.

Coasin Instalaciones Ltda.	Chile	Installing and maintaining network and equipment for telecommunications.

Adexus S.A.	Chile, Peru, Colombia and Ecuador	IT solutions services.

Parent company operation:

Generadora Arabesco S.A.	Peru	Implementing projects related to electric power-generating activities.

Larcomar S.A.	Peru	Exploiting land right to use the Larcomar Shopping Center.

Promotora Larcomar S.A.	Peru	Building a hotel complex on a plot of land located in the district of Miraflores.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and selling office facilities in Peru.

Negocios del Gas S.A.	Peru	Construction, operation and maintenance of the pipeline system to transport natural gas and liquids of natural gas.

The following are the Group’s subsidiaries and related interests at December 31, 2016:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	98.23%	—	98.23%	1.77%
- GyM S.A. subsidiaries	—	87.06%	87.06%	12.94%
Stracon GyM S.A.	—	87.59%	87.59%	12.41%
GyM Chile SpA	—	99.99%	99.99%	0.01%
Vial y Vives - DSD S.A.	—	94.49%	94.49%	5.51%
GMI S.A.	89.41%	—	89.41%	10.59%
Morelco S.A.S.	—	70.00%	70.00%	30.00%
Infrastructure:
GMP S.A.	95.00%	—	95.00%	5.00%
Oiltanking Andina Services S.A.	—	50.00%	50.00%	50.00%
Transportadora de Gas Natural
Comprimido Andino S.A.C	—	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	—	75.00%	25.00%
Survial S.A.	99.99%	—	99.99%	0.01%
Norvial S.A.	67.00%	—	67.00%	33.00%

(All amounts expressed in thousands of S/ unless otherwise stated)

Concesión Canchaque S.A.	99.96%	—	99.96%	0.04%
Concesionaria Vía Expresa Sur S.A.	99.98%	0.02%	100.00%	—
Real Estate:
Viva GyM S.A.	63.44%	36.10%	99.54%	0.46%
- Viva GyM S.A. subsidiaries	—	60.51%	60.51%	39.49%
Services:
GMD S.A.	89.23%	—	89.23%	10.77%
Cam Holding S.p.A.	100.00%	—	100.00%	—
Concar S.A.	99.75%	—	99.75%	0.25%
Gestión de Servicios Digitales S.A.	—	100.00%	100.00%	—
Coasin Instalaciones Ltda.	—	100.00%	100.00%	—
CAM Servicios del Perú S.A.	73.16%	—	73.16%	26.84%
Adexus S.A.	91.03%	—	91.03%	8.97%
Parent company operations:
Generadora Arabesco S.A.	99.00%	—	99.00%	1.00%
Larcomar S.A.	79.66%	—	79.66%	20.34%
Promotora Larcomar S.A.	46.55%	—	46.55%	53.45%
Promotores Asociados de Inmobiliarias S.A.	99.99%	—	99.99%	0.01%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	—
Agenera S.A.	99.00%	1.00%	100.00%	—

In August 2016, the Company acquired additional interest in the share capital of Adexus S.A. to obtained control (Note 33 a).

The following are the Group’s subsidiaries and related interests at December 31, 2015:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	98.23%	—	98.23%	1.77%
- GyM S.A. subsidiaries	—	82.49%	82.49%	17.51%
Stracon GyM S.A.	—	87.59%	87.59%	12.41%
GyM Chile SpA	—	99.99%	99.99%	0.01%
Vial y Vives – DSD S.A.	—	80.79%	80.79%	19.21%
GMI S.A.	89.41%	—	89.41%	10.59%
Morelco S.A.S.	—	70.00%	70.00%	30.00%
Infrastructure:
GMP S.A.	95.00%	—	95.00%	5.00%
Oiltanking Andina Services S.A.	—	50.00%	50.00%	50.00%
Transportadora de Gas Natural
Comprimido
Andino S.A.C	—	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	—	75.00%	25.00%
Survial S.A.	99.99%	—	99.99%	0.01%
Norvial S.A.	67.00%	—	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	—	99.96%	0.04%
Concesionaria Vía Expresa Sur S.A.	99.98%	0.02%	100.00%	—
Real Estate:
Viva GyM S.A.	60.62%	38.97%	99.59%	0.41%
- Viva GyM S.A. subsidiaries	—	53.81%	53.81%	46.19%
Services:
GMD S.A.	89.37%	—	89.37%	10.63%
Cam Holding S.p.A.	100.00%	—	100.00%	—
Concar S.A.	99.81%	—	99.81%	0.19%

(All amounts expressed in thousands of S/ unless otherwise stated)

Gestión de Servicios Digitales S.A.	—	100.00%	100.00%	—
Coasin Instalaciones Ltda.	—	100.00%	100.00%	—
CAM Servicios del Perú S.A.	73.16%	—	73.16%	26.84%
Parent company operations:
Generadora Arabesco S.A.	99.00%	—	99.00%	1.00%
Larcomar S.A.	79.66%	—	79.66%	20.34%
Promotora Larcomar S.A.	46.55%	—	46.55%	53.45%
Promotores Asociados de
Inmobiliarias S.A.	99.99%	—	99.99%	0.01%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	—
Agenera S.A.	99.00%	1.00%	100.00%	—
GYM Colombia S.A.	66.20%	33.80%	100.00%	—

On November 17, 2015, Cam Holding S.p.A. sold 100% of its shares in Cam Brasil Multiservicos S.A., at a total US$300 thousand; as a result, a loss of S/8.3 million was recorded, which is shown in the statement of income, within “Profit (loss) on sale of investments” (a cash balance of S/0.98 million was presented net of the cash received for the sale of this investment in the statement of cash flow).

All investments in subsidiaries have been included in the consolidation. The percentage of voting rights in those subsidiaries is directly held by the Parent Company and do not significantly differ from the percentage of shares held. There are no restrictions to the access or use of the Group’s assets and liabilities.

The following are the Group’s subsidiaries non-controlling interests at December 31:

	2015	2016
Viva GyM S.A. and subsidiaries	214,260	241,140
Viva GyM S.A.	1,481	1,700
GyM S.A. and subsidiaries	145,699	100,840
GyM S.A.	10,854	9,354
Norvial S.A.	52,993	61,349
CAM Holding S.p.A.	27,652	26,589
GMP S.A.	21,110	20,879
GyM Ferrovias S.A.	24,584	30,548
Promotora Larcomar S.A.	13,609	13,539
Others	10,896	3,375

	523,138	509,313

Summarized financial information of subsidiaries with material non-controlling interests

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group.

Summarized statement of financial position

	Viva GYM S.A. and subsidiaries		GyM S.A. and subsidiaries		Norvial S.A.
	At December 31,		At December 31,		At December 31,
	2015	2016	2015	2016	2015	2016
Current:
Assets	1,109,270	1,117,065	3,140,222	1,849,077	43,513	107,838
Liabilities	(555,148)	(515,781)	(2,809,890)	(2,050,803)	(79,634)	(49,721)

Current net assets (liabilities)	554,122	601,284	330,332	(201,726)	(36,121)	58,117

Non-current:
Assets	91,677	113,594	1,144,066	1,326,599	377,392	467,449
Liabilities	(159,583)	(104,179)	(628,670)	(471,424)	(180,686)	(339,661)

Non-current net assets (liabilities)	(67,906)	9,415	515,396	855,175	196,706	127,788

Net assets	486,216	610,699	845,728	653,449	160,585	185,905

(All amounts expressed in thousands of S/ unless otherwise stated)

Summarized income statement

	Viva GYM S.A. and subsidiaries			GyM S.A. and subsidiaries			Norvial S.A.
	For the year ended			For the year ended			For the year ended
	2014	2015	2016	2014	2015	2016	2014	2015	2016
Revenue	224,560	215,764	411,518	4,861,362	5,660,738	4,036,226	178,170	246,231	216,260

Profit (loss) before income tax	37,967	36,985	104,223	239,597	(86,373)	(85,857)	41,998	54,470	63,582
Income tax	(11,452)	(7,649)	(27,054)	(54,657)	(49,304)	(11,228)	(10,908)	(13,611)	(16,262)

Profit (loss) for the period	26,515	29,336	77,169	184,940	(135,677)	(97,085)	31,090	40,859	47,320
Other comprehensive Income	(25)	—	—	(26,199)	(60,380)	19,486	—	—	—

Total comprehensive Income for the period	26,490	29,336	77,169	158,741	(196,057)	(77,599)	31,090	40.859	47,320

Dividends paid to non-controlling interest Note (36-d)	23,785	3,066	5,050	26,640	—	8,288	8,250	—	7,260

Summarized statement of cash flows

	Viva GYM S.A. and subsidiaries			GyM S.A. and subsidiaries			Norvial S.A.
	For the year ended			For the year ended			For the year ended
	2014	2015	2016	2014	2015	2016	2014	2015	2016
Cash flows from operating activities (used), net	9,916	(68,360)	44,910	147,249	(303,970)	224,428	(30,858)	(111,423)	(42,051)

Cash flows from investing activities (used), net	(39,351)	23,865	(546)	(208,314)	11,884	(29,853)	(32)	—	—

Cash flows from financing activities (used), net	40,677	64,686	(59,931)	79,432	176,987	(283,296)	17,262	144,199	99,193

Increase (decrease) in cash and cash equivalents, net	11,242	20,191	(15,567)	18,367	(115,101)	(88,721)	(13,628)	32,776	57,142

Cash and cash equivalents at the beginning of the year	43,026	54,268	74,459	264,353	282,721	167,620	19,128	5,500	38,276

Cash and cash equivalents at the end of the year	54,268	74,459	58,892	282,720	167,620	78,899	5,500	38,276	95,418

The information above is the amount before inter-company eliminations.

b)	Public services concessions

The Group acts as an operator in various public service concessions. When applicable, revenue attributable to the construction or restoration of infrastructure has been accounted for by applying the models set forth in Note 2.5 (financial asset, intangible asset and bifurcated models).

Subsidiary Transportadora de Gas Natural Comprimido Andino S.A.C. (hereinafter TGNCA) held a concession to design, finance, construct, maintain and operate the compressed natural gas supply system to be implemented in certain cities. The Concession was recognized under the financial asset model. In September 2016 the Concession Agreement was terminated on the grounds of counterparty’s failure to meet the required conditions (availability of assets and resources). As a result, TGNCA recognized an impairment loss of receivables amounting to S/6.3 million, which is included in the income statement within “cost of services provided” (Note 27). The balance remaining relates to trade accounts receivable for S/38.7 million, to be received from the Ministry of Energy and Mines. This balance was classified as current assets because Management expects a favorable outcome of the award.

In all the Group concessions’, the infrastructure is returned to grantor at the end of the concession agreement. The concessions held by the Group are as follows at December 31, 2016:

(All amounts expressed in thousands of S/ unless otherwise stated)

Name of concession	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model
Survial S.A.	This company operates and maintains a 750 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road. The road has five toll stations and three weigh stations.	US$98.9 million	Transaction secured by the Peruvian Government involving from annual payments for the maintenance and operation of the road, which is in charge of the Peruvian Ministry of Transport and Communications (MTC).	99.9%	2032	Financial asset
Canchaque S.A.C.	This company operates and periodically maintains a 78 km road from the towns of Buenos Aires to Canchaque, in Peru The road has one toll station.	US$29 million	Transaction secured by the Peruvian Government regardless the traffic volume. Revenue is secured by an annual minimum amount of US$0.3 million.	99.96%	2025	Financial asset
La Chira S.A.	Designing, financing, constructing, operating and maintaining project called “Planta de Tratamiento de Aguas Residuales y Emisario Submarino La Chira”. The Project will treat approximately 25% of waste waters in Lima.	S/450 million	Transaction secured by the Peruvian Government consisting of anual payment settled by Sedapal S.A.	50.00%	2036	Financial asset
GyM Ferrovías S.A.	Concession for the operation of Line 1 of the Lima Metro, Peru’s only urban railway system in Lima city, which includes (i) operation and maintenance of the five existing trains, (ii) operation and maintenance and the acquisition of 19 trains on behalf of the Peruvian government and (iii) design and construction of the repair yard and maintenance of railway.	S/548.8 million	Transaction secured by the Peruvian Government involving a quarterly payment received from MTC based on km travelled per train.	75.00%	2041	Financial asset

(All amounts expressed in thousands of S/ unless otherwise stated)

Name of concession	Description	Estimated investment		Consideration	Ordinary shares held	Concession termination	Accounting model
Norvial S.A.	The Company operates and maintains part of the only highway that connects Lima to the northwest of Peru. This 183 km road known as Red Vial 5 runs from the cities of Ancón to Pativilca and has three toll stations.	US$	152 million	From users (self-financed concession; revenue is derived from collection of tolls).	67.00%	2028	Intangible
Vía Expresa Sur S.A.	The Company obtained the concession for designing, financing, building, operating and maintaining the infrastructure associated with the Vía Expresa Sur Project. This project involves the second stage expansion of the Via Expresa—Paseo de la República,between Av. República de Panamá and and Panamericana highway.	US$	196.8 million	Contract give the right of collection from users; however the Peruvian government shall pay the difference when the operating revenue obtained is below US$18 million during the first two years and below US$19.7 million from the third year to the fifteenth year of the effective period of the financing, with a ceiling of US$10 million. In June 2017, the contract was suspended temporarily for one year by agreement between Concessionaire and grantor.	99.98%	2053	Bifurcated
Recaudo Trujillo S.A.C.	Design, implementation, operation, technological maintenance and renewal (estimate) of the single system of electronic collection. Design, implementation, operation and maintenance of the Clearing house Implementation of the Fleet Control Center, as well as training to personnel.	US$	40.2 million	Economic consideration resulting from applying the “price for validation” considering daily validations input on the system to be managed through a trust.	95.00%	2036	Intangible

(All amounts expressed in thousands of S/ unless otherwise stated)

c)	Principal Joint Operations

At December 31, 2016, the Group is a partner to 69 Joint Operations with third parties (65 at December 31, 2015). The table below lists the Group’s major Joint Operations.

	Percentage of interest
Joint operations	2015	2016
Graña y Montero S.A.A.
- Concesionaria la Chira S.A.	50.00%	50.00%
GyM S.A.
- Consorcio Constructor Alto Cayma	50.00%	50.00%
- Consorcio Rio Pallca – Huanza	40.00%	40.00%
- Consorcio Alto Cayma	49.00%	49.00%
- Consorcio Vial Ayacucho	50.00%	—
- Consorcio Lima Actividades Comerciales	50.00%	50.00%
- Consorcio GyM – COSAPI	50.00%	50.00%
- Consorcio Atocongo	40.00%	40.00%
- Consorcio Norte Pachacutec	49.00%	49.00%
- Consorcio La Chira	50.00%	50.00%
- Consorcio Río Urubamba	50.00%	50.00%
- Consorcio Vial Quinua	46.00%	46.00%
- Consorcio Rio Mantaro	50.00%	50.00%
- Consorcio GyM – CONCIVILES	66.70%	66.70%
- Consorcio Toromocho	55.00%	55.00%
- Consorcio Construcciones y Montajes CCN	25.00%	25.00%
- Consorcio HV GyM	50.00%	50.00%
- Consorcio Stracon Motta Engil JV	50.00%	50.00%
- Consorcio Huacho Pativilca	67.00%	67.00%
- Consorcio Constructor Chavimochic	26.50%	26.50%
- Consorcio Constructor Ductos del Sur	29.00%	29.00%
- Consorcio Italo Peruano	48.00%	48.00%
- Consorcio Incolur	50.00%	50.00%
- Consorcio Menegua	50.00%	50.00%
- Consorcio Energía y Vapor	50.00%	50.00%
- Consorcio Ermitaño	—	50.00%
- Consorcio para la Atención y Mantenimiento de Ductos	—	50.00%
GMP S.A.
- Consorcio Terminales	50.00%	50.00%
- Terminales del Perú	50.00%	50.00%
GMD S.A.
- Consorcio Cosapi-Data – GMD S.A.	70.00%	70.00%
- Consorcio The Louis Berger Group Inc. - GMD	66.45%	66.45%
- Consorcio Procesos digitales	43.65%	43.65%
- Consorcio GMD S.A. – Indra S.A.	50.00%	50.00%
- Consorcio Fábrica de Software	50.00%	50.00%
- Consorcio Gestión de Procesos Electorales (ONPE)	50.00%	50.00%
- Consorcio Lima Actividades Sur	50.00%	50.00%
- Consorcio Latino de Actividades Comerciales de Clientes Especiales	50.00%	50.00%
- Consorcio Latino de Actividades Comerciales	75.00%	75.00%
- Consorcio Gestión de Procesos Junta de Gobernadores	45.00%	45.00%
- Consorcio Soluciones Digitales	38.00%	38.00%
- Consorcio de Gestión de la Información	56.00%	56.00%
- Consorcio de la Disponibilidad PKI	—	70.00%

(All amounts expressed in thousands of S/ unless otherwise stated)

	Percentage of interest
Joint operations	2015	2016
CONCAR S.A.
- Consorcio Ancón-Pativilca	67.00%	67.00%
- Consorcio Peruano de Conservación	50.00%	50.00%
- Consorcio Manperan	67.00%	67.00%
- Consorcio Vial Sierra	—	50.00%
Viva GyM S.A.
- Consorcio Panorama	—	35.00%
Cam Holding S.p.A.
- Consorcio Mecam	50.00%	50.00%
- Consorcio Seringel	50.00%	50.00%

All of the joint arrangements listed above operate in Peru, Chile and Colombia.

The table below provides a description of the major activities carried out by these joint operations:

Joint Operations in	Economic activity
Graña y Montero S.A.A.	Construction, operation and maintenance of La Chira waste water treatment plant south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

GyM S.A.	Theses joint operations carried out activities through the four divisions of the engineering and construction segment (Note 7).

GMP S.A.	Consorcio Terminales and Terminales del Peru provide services for receiving, storing, shipping and transporting liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

CONCAR S.A.	Joint operations Concar provides rehabilitation service, routine and periodic maintenance of the road; it further provides conservation and supervision services.

GMD S.A.	Outsourcing service of online BPO processes (Business Process Outsourcing).

Viva GyM S.A.	Construction of a five-star hotel with a convention center, a business center and entertainment center.

CAM Holding S.p.A.	Execution of outsourcing services to the electric power sector.

The Group’s consolidated financial statements do not include any other type of entities in addition to those mentioned above, such as trust funds or special purpose entities.

7	SEGMENT REPORTING

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Corporate General Manager. This Committee is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate and (iv) technical services.

(All amounts expressed in thousands of S/ unless otherwise stated)

As set forth under IFRS 8, reportable segments based on the level of revenue are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

The revenues derived from foreign operations (Chile, Panama, Dominican Republic, Colombia, Bolivia, Ecuador and Guyana) comprise 25.4% of the Group’s total revenue reported in 2016 (27.1% in 2015 and 19.9% in 2014).

Sales between segments are carried out at arm’s length, are no material, and are eliminated on consolidation. The revenue from external parties is measured in a manner consistent with that in the income statement. Sale of goods relate to the real state segment. Revenue from services relate to all other segments.

Group sales and receivables are not concentrated in a few customers. There is no external customer that represents 10% or more of the Group’s revenue.

The following segments set forth the principal activities of the Group:

a)	Engineering and construction: This segment includes from traditional engineering services such as structural, civil and design engineering, and architectural planning to advanced specialties including process design, simulation, and environmental services at four divisions; i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electro mechanic construction, such as concentrator plants, oil and natural gas pipelines, and transmission lines; iii) building construction, such as office buildings, residential buildings, hotels, affordable housing projects, shopping centers and industrial facilities; and iv) services related to mining, such as earthworks, blasting, loading and hauling ore.

b)	Infrastructure: The Group has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a waste water treatment plant in Lima, four producing oil fields, and a gas processing plant.

c)	Real Estate: The Group develops and sells homes targeted to low and middle-income population sectors which are experiencing a significant increase in disposable income, as well as, office and commercial space to a lesser extent.

d)	Technical Services: The Group provides: (i) operation and maintenance services for infrastructure assets; (ii) information technology (IT) services, including IT outsourcing, systems integration, application and business process outsourcing services; and (iii) electricity networks services (maintenance) in telecommunications.

e)	Parent Company Operation corresponds to the services which the Holding company provides, management, logistics and accounting services, among others.

The Executive Committee uses a measurement of adjusted earnings before interest, tax, depreciation and amortization (EBITDA) to assess the performance of operating segments.

Profit before income tax reconciles to EBITDA as follows:

	2014	2015	2016
Profit (loss) before income tax	507,428	154,616	(563,404)
Financial expense/income, net	91,354	138,696	210,778
Depreciation	185,310	217,070	205,522
Amortization	74,730	89,355	82,743

EBITDA	858,822	599,737	(64,361)

(All amounts expressed in thousands of S/ unless otherwise stated)

EBITDA for each segment is as follows:

	2014	2015	2016
Engineering and construction	459,487	220,137	106,106
Infrastructure	272,489	232,954	210,791
Real state	56,502	52,794	121,421
Technical services	63,469	113,276	117,490
Parent company operations	252,312	(35,591)	(1,026,394)
Eliminations intercompany	(245,437)	16,167	406,225

EBITDA	858,822	599,737	(64,361)

The “Backlog” refers to the expected future revenue under signed contracts and legally binding letters of intent. The breakdown by operating segments as of December 31, 2016, and the dates in which they are estimated to, is shown in the following table:

		ANUAL BACKLOG
	2016	2017	2018	2019+
Engineering and Construction	6,645,729	2,883,254	1,964,435	1,798,041
Infrastructure	2,403,023	678,165	792,616	932,242
Real Estate	322,062	296,077	21,616	4,368
Technical Services	2,882,175	1,281,772	806,966	793,437
Eliminations intercompany	(318,790)	(108,710)	(106,097)	(103,984)

	11,934,199	5,030,559	3,479,536	3,424,104

(All amounts expressed in thousands of S/ unless otherwise stated)

The table below shows the Group’s financial statements by operating segments:

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and				Water		Technical	Company
	construction	Energy	Toll roads	Mass transit	treatment	Real estate	services	Operations	Eliminations	Consolidated
As of December 31, 2015
Assets.-
Cash and cash equivalents	172,116	42,638	58,640	111,454	9,094	74,459	60,193	25,408	—	554,002
Financial asset at fair value through profit or loss	3,153	—	—	—	—	—	—	—	—	3,153
Trade accounts receivables, net	614,917	43,260	22,045	55,180	—	59,108	247,945	—	—	1,042,455
Unbilled work in progress, net	1,260,541	—	—	—	17,686	—	—	—	—	1,278,227
Accounts receivable from related parties	316,188	12,145	18,820	301	—	34,724	48,520	132,735	(283,280)	280,153
Other accounts receivable	595,255	25,857	5,699	25,668	10,250	20,535	102,204	35,249	—	820,717
Inventories, net	159,557	10,025	—	13,678	—	920,092	61,734	389	(6,321)	1,159,154
Prepaid expenses	12,899	2,207	1,401	10,787	458	349	11,402	519	—	40,022
Non-current assets classified as held for sale	22,511	—	—	—	—	—	—	—	—	22,511

Total current assets	3,157,137	136,132	106,605	217,068	37,488	1,109,267	531,998	194,300	(289,601)	5,200,394

Long-term trade accounts receivable, net	—	—	—	621,831	—	—	—	—	—	621,831
Long-term unbilled work in progress, net	—	40,727	19,027	—	—	—	—	—	—	59,754
Long-term accounts receivable from related parties	—	—	408	—	—	—	500	256,022	(256,930)	—
Prepaid expenses	—	3,692	15,584	2,112	998	—	—	—	—	22,386
Other long-term accounts receivable	534	14,214	30,473	2,198	1,589	14,726	—	2,195	—	65,929
Available-for-sale financial assets	—	—	—	—	—	—	—	120,134	—	120,134
Investments in associates and joint ventures	122,717	8,265	—	—	—	28,732	9,228	2,476,689	(2,008,626)	637,005
Investment property	—	—	—	—	—	34,702	—	—	—	34,702
Property, plant and equipment	606,158	198,774	1,624	217	—	11,303	170,660	130,113	(7,092)	1,111,757
Intangible assets	288,416	148,972	364,819	311	—	1,043	37,564	23,561	13,600	878,286
Deferred income tax asset	100,544	1,325	3,003	—	—	1,171	39,825	656	1,321	147,845

Total non-current assets	1,118,369	415,969	434,938	626,669	2,587	91,677	257,777	3,009,370	(2,257,727)	3,699,629

Total assets	4,275,506	552,101	541,543	843,747	40,075	1,200,944	789,775	3,203,670	(2,547,328)	8,900,023

Liabilities.-
Borrowings	652,974	101,096	55,428	—	—	224,380	91,366	102,776	—	1,228,020
Bonds	—	—	5,537	31,546	—	—	—	—	—	37,083
Trade accounts payable	1,409,984	35,428	3,768	24,498	154	14,334	134,973	12,623	—	1,635,762
Accounts payable to related parties	118,383	3,990	40,578	9,962	10,560	58,790	39,476	79,709	(283,616)	77,832
Current income tax	19,337	—	753	—	166	26	13,750	84	—	34,116
Other accounts payable	645,648	20,340	2,841	1,682	—	257,616	125,020	12,853	—	1,066,000
Provisions	—	6,341	—	—	—	—	7,127	—	—	13,468

Total current liabilities	2,846,326	167,195	108,905	67,688	10,880	555,146	411,712	208,045	(283,616)	4,092,281

Borrowings	375,952	83,307	—	—	—	27,562	66,515	—	—	553,336
Long-term bonds	—	—	180,686	576,322	—	—	—	—	—	757,008
Other long-term accounts payable	176,644	—	493	—	—	—	68,045	1,214	—	246,396
Long-term accounts payable to related parties	—	—	—	94,172	24,035	120,083	38,332	—	(256,486)	20,136
Provisions	24,624	18,876	—	—	—	—	3,960	—	—	47,460
Derivative financial instruments	—	2,331	—	—	—	—	—	—	—	2,331
Deferred income tax liability	52,016	4,250	107	7,222	270	11,937	3,164	20,197	—	99,163

Total non-current liabilities	629,236	108,764	181,286	677,716	24,305	159,582	180,016	21,411	(256,486)	1,725,830

Total liabilities	3,475,562	275,959	290,191	745,404	35,185	714,728	591,728	229,456	(540,102)	5,818,111

Equity attributable to controlling interest in the Company	639,194	255,032	198,345	73,751	4,890	158,605	162,550	2,961,763	(1,895,356)	2,558,774
Non-controlling interest	160,750	21,110	53,007	24,582	—	327,611	35,497	12,451	(111,870)	523,138

Total liabilities and equity	4,275,506	552,101	541,543	843,737	40,075	1,200,944	789,775	3,203,670	(2,547,328)	8,900,023

(All amounts expressed in thousands of S/ unless otherwise stated)

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and				Water		Technical	Company
	construction	Energy	Toll roads	Mass transit	treatment	Real estate	services	Operations	Eliminations	Consolidated
As of December 31, 2016
Assets.-
Cash and cash equivalents	93,543	35,396	110,007	139,414	3,229	58,892	53,521	112,398	550	606,950
Financial asset at fair value through profit or loss	352	—	—	—	—	—	—	—	—	352
Trade accounts receivables, net	334,426	84,996	23,579	56,665	256	83,704	449,848	—	(2,204)	1,031,270
Unbilled work in progress, net	648,851	—	—	32,078	—	—	—	—	—	680,929
Accounts receivable from related parties	327,385	3,255	19,684	392	12,379	7,284	48,691	50,582	(287,988)	181,664
Other accounts receivable	398,666	58,235	6,189	25,895	4,841	20,198	93,359	42,133	—	649,516
Inventories, net	76,058	12,561	—	16,862	—	946,657	65,270	387	(13,502)	1,104,293
Prepaid expenses	9,203	2,614	1,428	17,265	167	329	19,988	307	—	51,301
Non-current assets classified as held for sale	22,385	—	—	—	—	—	—	—	—	22,385

Total current assets	1,910,869	197,057	160,887	288,571	20,872	1,117,064	730,677	205,807	(303,144)	4,328,660

Long-term trade accounts receivable, net	149	—	—	629,310	—	—	38,060	—	—	667,519
Long-term unbilled work in progress, net	171,752	—	24,165	—	—	—	—	—	1,669	197,586
Long-term accounts receivable from related parties	—	—	408	—	—	—	492	700,614	(170,130)	531,384
Prepaid expenses	—	—	20,554	2,029	943	—	—	—	—	23,526
Other long-term accounts receivable	42,511	29,533	22,924	225,565	7,347	17,887	1,077	11,108	—	357,952
Investments in associates and joint ventures	116,512	8,516	—	—	—	31,768	9,589	2,358,917	(2,135,543)	389,758
Investment property	—	—	—	—	—	49,357	—	—	—	49,357
Property, plant and equipment	592,191	176,486	1,243	193	21	13,008	217,727	130,421	(17,691)	1,113,599
Intangible assets	246,715	139,353	456,000	269	—	950	79,850	22,793	14,356	960,286
Deferred income tax asset	158,168	4,983	1,839	—	—	623	64,408	189,230	7,757	427,008

Total non-current assets	1,327,998	358,871	527,133	857,366	8,311	113,593	411,203	3,413,083	(2,299,582)	4,717,976

Total assets	3,238,867	555,928	688,020	1,145,937	29,183	1,230,657	1,141,880	3,618,890	(2,602,726)	9,046,636

Liabilities.-
Borrowings	582,260	82,063	—	—	—	206,456	158,151	932,113	—	1,961,043
Bonds	—	—	25,540	20,551	—	—	—	—	—	46,091
Trade accounts payable	876,849	59,830	2,310	23,882	599	30,617	276,766	6,704	(940)	1,276,617
Accounts payable to related parties	119,989	3,902	27,757	33,009	237	66,190	44,211	67,685	(282,763)	80,217
Current income tax	30,576	3,631	44	—	1,064	17,944	8,901	—	—	62,160
Other accounts payable	485,247	11,711	10,512	14,622	27	194,441	190,303	189,444	—	1,096,307
Provisions	6,615	6,441	—	—	—	131	1,344	—	—	14,531

Total current liabilities	2,101,536	167,578	66,163	92,064	1,927	515,779	679,676	1,195,946	(283,703)	4,536,966

Borrowings	246,315	80,488	—	—	—	16,541	76,051	—	—	419,395
Long-term bonds	—	—	338,143	583,480	—	—	—	—	—	921,623
Other long-term accounts payable	147,839	—	493	246,522	—	32,000	83,516	2,433	—	512,803
Long-term accounts payable to related parties	41,672	—	—	87,200	23,445	40,074	42,667	395	(170,133)	65,320
Provisions	7,670	17,115	—	—	—	—	1,757	—	—	26,542
Derivative financial instruments	—	1,081	—	—	—	—	—	—	—	1,081
Deferred income tax liability	28,278	3,546	1,518	14,482	283	15,564	9,498	—	—	73,169

Total non-current liabilities	471,774	102,230	340,154	931,684	23,728	104,179	213,489	2,828	(170,133)	2,019,933

Total liabilities	2,573,310	269,808	406,317	1,023,748	25,655	619,958	893,165	1,198,774	(453,836)	6,556,899

Equity attributable to controlling interest in the Company	551,652	265,241	220,337	91,643	3,528	234,449	210,542	2,406,573	(2,003,541)	1,980,424
Non-controlling interest	113,905	20,879	61,366	30,546	—	376,250	38,173	13,543	(145,349)	509,313

Total liabilities and equity	3,238,867	555,928	688,020	1,145,937	29,183	1,230,657	1,141,880	3,618,890	(2,602,726)	9,046,636

(All amounts expressed in thousands of S/ unless otherwise stated)

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
Year 2014 -
Revenue	5,035,674	350,339	338,153	166,951	29,323	224,560	1,208,168	53,241	(397,729)	7,008,680
Gross profit (loss)	535,360	124,455	76,697	42,109	2,307	62,413	142,342	(7,574)	(26,541)	951,568
Administrative expenses	(258,554)	(17,256)	(8,035)	(14,714)	(317)	(21,058)	(122,506)	(35,444)	56,517	(421,367)
Other income and expenses,net	(9,796)	(3,359)	33	18	—	(852)	5,856	22,063	1,173	15,136

Operating profit (loss)
Operating profit (loss)	267,010	103,840	68,695	27,413	1,990	40,503	25,692	(20,955)	31,149	545,337
Financial expenses	(69,046)	(11,564)	(11,321)	(5,245)	(55)	(14,807)	(27,393)	(1,725)	38,340	(102,816)
Financial income	6,623	120	1,819	727	16	93	1,821	59,893	(59,650)	11,462
Share of the profit or loss in associates and joint ventures under the equity method of accounting	48,242	29	—	—	—	12,178	590	270,045	(277,639)	53,445

Profit (loss) before income tax	252,829	92,425	59,193	22,895	1,951	37,967	710	307,258	(267,800)	507,428
Income tax	(59,252)	(29,768)	(16,158)	(10,842)	(588)	(11,452)	(5,788)	(12,582)	234	(146,196)

Profit (loss) for the year	193,577	62,657	43,035	12,053	1,363	26,515	(5,078)	294,676	(267,566)	361,232

Profit (loss) attributable to:
Owners of the Company	164,095	59,010	32,774	9,040	1,363	9,527	(5,342)	294,948	(265,672)	299,743
Non-controlling interest	29,482	3,647	10,261	3,013	—	16,988	264	(272)	(1,894)	61,489

	193,577	62,657	43,035	12,053	1,363	26,515	(5,078)	294,676	(267,566)	361,232

(All amounts expressed in thousands of S/ unless otherwise stated)

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
Year 2015 -
Revenue	5,829,441	389,377	394,462	206,459	27,994	215,764	1,152,544	70,531	(471,077)	7,815,495
Gross profit (loss)	312,780	63,530	78,544	40,468	2,225	51,755	178,303	(7,004)	(70,627)	649,974
Administrative expenses	(289,149)	(18,214)	(10,319)	(10,529)	(310)	(20,521)	(115,018)	(29,882)	80,557	(413,385)
Other income and expenses,net	30,616	1,365	55	2	—	1,759	15,348	11,114	(2,972)	57,287
Loss on sales of investments			—	—	—	—	(8,289)	—	—	(8,289)

Operating profit (loss)	54,247	46,681	68,280	29,941	1,915	32,993	70,344	(25,772)	6,958	285,587
Financial expenses	(127,383)	(19,953)	(4,713)	(5,303)	(45)	(11,642)	(32,246)	(2,818)	27,301	(176,802)
Financial income	8,875	158	8,722	2,316	121	746	2,145	56,101	(41,077)	38,107
Share of the profit or loss in associates and joint ventures under the equity method of accounting	(2,234)	944	—	—	—	14,888	589	(14,709)	8,246	7,724

Profit (loss) before income tax	(66,495)	27,830	72,289	26,954	1,991	36,985	40,832	12,802	1,428	154,616
Income tax	(55,350)	(7,650)	(18,794)	(8,129)	(520)	(7,649)	6,102	(9,208)	2,171	(99,027)

Profit (loss) for the year	(121,845)	20,180	53,495	18,825	1,471	29,336	46,934	3,594	3,599	55,589

Profit (loss) attributable to:
Owners of the Company	(131,181)	17,072	40,010	14,118	1,471	12,377	40,322	4,337	8,571	7,097
Non-controlling interest	9,336	3,108	13,485	4,707	—	16,959	6,612	(743)	(4,972)	48,492

	(121,845)	20,180	53,495	18,825	1,471	29,336	46,934	3,594	3,599	55,589

(All amounts expressed in thousands of S/ unless otherwise stated)

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
Year 2016 -
Revenue	4,159,538	382,211	264,384	247,040	18,459	411,518	1,401,781	62,070	(477,395)	6,469,606
Gross profit (loss)	224,621	42,129	75,780	42,473	5,698	136,540	171,842	(171)	(95,493)	603,419
Administrative expenses	(258,568)	(17,260)	(10,185)	(12,952)	(786)	(28,430)	(119,003)	(35,740)	83,522	(399,402)
Other income and expenses,net	(9,250)	542	128	10	—	838	4,228	(5,843)	(3,923)	(13,270)
Gain on sales of investments	—	—	—	—	—	—	—	46,336	—	46,336

Operating profit (loss)	(43,197)	25,411	65,723	29,531	4,912	108,948	57,067	4,582	(15,894)	237,083
Financial expenses	(65,138)	(10,801)	(6,478)	(2,810)	(38)	(14,388)	(30,989)	(115,225)	14,296	(231,571)
Financial income	11,216	1,040	1,145	8,037	86	2,816	4,220	18,688	(26,454)	20,794
Share of the profit or loss in associates and joint ventures under the equity method of accounting	16,501	1,615	—	—	—	6,850	360	(1,036,889)	421,853	(589,710)

Profit (loss) before income tax	(80,618)	17,265	60,390	34,758	4,960	104,226	30,658	(1,128,844)	393,801	(563,404)
Income tax	(12,828)	(5,308)	(15,490)	(10,904)	(1,433)	(27,054)	(15,835)	193,425	7,233	111,806

Profit (loss) for the year	(93,446)	11,957	44,900	23,854	3,527	77,172	14,823	(935,419)	401,034	(451,598)

Profit (loss) attributable to:
Owners of the Company	(87,710)	9,370	29,284	17,891	3,527	22,106	15,918	(934,508)	414,423	(509,699)
Non-controlling interest	(5,736)	2,587	15,616	5,963	—	55,066	(1,095)	(911)	(13,389)	58,101

	(93,446)	11,957	44,900	23,854	3,527	77,172	14,823	(935,419)	401,034	(451,598)

(All amounts expressed in thousands of S/ unless otherwise stated)

Segments by geographical area

	2014	2015	2016
Revenue:
- Peru	5,611,844	5,690,160	4,826,738
- Chile	1,011,822	944,198	707,364
- Colombia	125,929	778,333	570,203
- Panama	139,666	206,137	346,065
- Guyana	49,525	111,924	717
- Brazil	68,045	39,253	—
- Ecuador	—	—	3,682
- Bolivia	1,849	45,490	14,837

	7,008,680	7,815,495	6,469,606

Non-current assets:
- Peru	2,461,288	3,230,288	3,995,453
- Chile	359,686	320,094	446,998
- Colombia	272,543	124,820	260,732
- Bolivia	1,890	15,043	13,043
- Ecuador	—	—	888
- Guyana	2,974	8,800	862
- Brazil	8,398	—	—
- Panama	—	584	—

	3,106,779	3,699,629	4,717,976

Until March 2017, the subsidiary Concar belonged to the ‘technical services’ segment, on April 2017, the Company transferred its subsidiary to the ‘infrastructure’ segment.

8	FINANCIAL INSTRUMENTS

8.1	Financial instruments by category

At December 31 the classification of financial assets and liabilities by category is as follows:

	2015	2016
Assets according to the statement of financial position
Loans and accounts receivable:
- Cash and cash equivalents	543,898	600,923
- Trade accounts receivable and other accounts receivable not including advances to suppliers, net	1,292,081	1,329,262
- Unbilled work in progress	1,337,981	878,515
- Financial assets related to concession agreements	699,056	685,975
- Accounts receivable from related parties	280,153	713,048

	4,153,169	4,207,723

Available-for-sale financial asset (Note 10)	120,134	—

Financial asset at fair value through profit or loss
- Cash and cash equivalents (Mutual funds)	10,104	6,027
- Other financial asset	3,153	352

	13,257	6,379

Financial assets related to concession agreements are recorded in the statement of financial position within the line items of short-term trade accounts receivable and long-term trade accounts receivable.

(All amounts expressed in thousands of S/ unless otherwise stated)

	2015	2016
Financial liabilities according to the statement of financial position
Other financial liabilities at amortized cost
- Other financial liabilities	1,480,071	2,140,297
- Finance leases	301,285	240,141
- Bonds	794,091	967,714
- Trade and other accounts payable (excluding non-financial liabilities)	1,967,270	1,769,444
- Accounts payable to related parties	97,968	145,537

	4,640,685	5,263,133

Hedging derivatives:
- Derivative financial instruments	2,331	1,081

8.2	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external risk ratings (if available) or to historical information about counterparty default rates.

At December 31 the credit quality of financial assets is shown as follows:

	2015	2016
Cash and cash equivalents (*)
Banco de Crédito del Perú (A+)	237,870	147,759
Banco Continental (A+)	43,074	136,805
Banco Scotiabank (A+)	38,345	121,480
Citibank (A)	82,471	105,812
Banco de la Nación (A)	64,456	30,007
Banco Santander—Perú (A)	21,660	17,480
Banco Interbank (A)	17,145	6,344
Banco de Chile (AAA)	1,523	4,822
Banco Interamericano de Finanzas (A)	—	4,035
Banco Bogotá (A)	4,124	3,756
Larrain Vial de Chile (A)	3,368	3,514
GNB	—	2,080
Banco Santander - Chile (AAA)	7,181	1,941
Scotiabank Chile (AAA)	6,758	1,117
Banco de Crédito e Inversiones - Chile (AA+)	6,331	937
Banco Scotiabank de Guyana (A)	5,462	125
Others	5,064	5,061

	544,832	593,075

The ratings in the above table “A and AAA” represent high quality credit ratings. For banks located in Peru, the ratings were derived from risk rating agencies authorized by the Peruvian banking and insurance regulator “Superintendencia de Banca, Seguros y AFP” (SBS). For banks located in Chile, the ratings were derived from risk rating agencies authorized by the Chilean stock and insurance regulator “Superintendencia de Valores y Seguros” (SVS).

(*)	The difference between the balances shown above with the balances shown in the statement of financial position corresponds to cash on hand and in-transit remittances (Note 9).

(All amounts expressed in thousands of S/ unless otherwise stated)

The credit quality of customers is assessed in three categories (internal classification):

A:	New customers/related parties (less than 6 months),

B:	existing customers/related parties (with more than 6 months of trade relationship) with no previous default history; and

C:	existing customers/related parties (with more than 6 months of trade relationship) with previous default history.

	2015	2016
Trade accounts receivable (Note 11 and Note 12)
Counterparties with no external risk rating
A	540,573	117,797
B	2,119,217	2,052,356
C	342,477	407,151

	3,002,267	2,577,304

Receivable from related parties (Note 13)
B	280,153	713,048

The total balance of trade accounts receivable and receivable from related parties is in compliance with contract terms and conditions; none of them have been re-negotiated.

With respect to available-for-sale financial assets, the counterparty held an external credit rating of AAA at December 31, 2015.

9	CASH AND CASH EQUIVALENTS

At December 31 this account comprises:

	2015	2016
Cash on hand	6,116	5,944
In-transit remittances	3,054	7,931
Bank accounts	411,695	475,025
Time deposits	123,033	112,023
Mutual funds	10,104	6,027

	554,002	606,950

At December 31, 2016, short-term deposits were mainly derived from subsidiaries GyM S.A., GyM Ferrovías, Viva GyM S.A., and GMP S.A. for S/43.7 million, S/24.7 million, S/19.6 million and S/16.4 million respectively and interest rates ranged from 0.10% to 4.95% (GyM S.A., Viva GyM S.A., GyM Ferrovías and Concar S.A. for S/36.7 million, S/33 million, S/23 million and S/11.1 million respectively, at interest rates ranging from 0.10% and 4.70%, at December 31, 2015).

(i) Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the statement of cash flows at the end of the financial year as follows:

	2015	2016
Cash and Cash Equivalent on Balance Sheet	554,002	606,950
Bank overdrafts (Note 19)	—	(8,396)

Balances per statement of cash flows	554,002	598,554

(All amounts expressed in thousands of S/ unless otherwise stated)

10	OTHER FINANCIAL ASSETS

On April 2016, the Company sold their 1.64% of interest held in Transportadora de Gas del Perú S.A. (TGP) for S/107.3 million, resulting in a net profit of S/46.3 million, as shown in the income statement, within “Profit (loss) on sale of investments”. The balance of its investment at the date of sale was S/117.1 million.

The cumulative amount of fair values at the date of sale amounting to S/41.5 million (S/56 million of gain on fair value and S/14.6 million of income tax), as recognized in the statement of other comprehensive income was transferred to profits for the period.

At December 31, 2015 the fair value of the Group’s interest in TGP equals S/120.1 million based on the discounted cash flow method. The information used in the calculation was as follows:

•	Discounted cash flows from operating activities of TGP net of cash flows from investment activities (CAPEX).

•	Cash flows were estimated for a 30-year term.

•	The discount rate used was 7.5% corresponding to estimated TGP’s WACC.

•	The interest of the Company in TGP was 1.64%.

The fluctuation in the fair value of this investment in 2015 amounted to S/19.9 million (S/4.6 million in 2014) net of its income tax effect amounting to S/7 million (S/1.3 million in 2014), which was recognized in the statement of other comprehensive income.

In 2015 dividends from this investment were received for a total S/7.2 million (S/9.3 million in 2014) included within Other income (Note 29).

The most significant assumptions are the discount rate and cash flows affected by the U.S. Wholesale Price Index; the Group performed a sensitivity analysis of this assumptions: if the discount rate were adjusted down by 5% the fair value would be 7.4% lower; and if the discount rate were adjusted up by 5% the fair value would be 7.1% higher; if the cash flows were adjusted down by 5% the fair value would be 9.1% lower and if the cash flows were adjusted up by 5% the fair value would be 8.8% higher.

11	TRADE ACCOUNTS RECEIVABLE, NET

At December 31 this account comprises:

	2015	2016
Invoices receivable	1,548,669	1,556,817
Collection rights	135,267	164,645

	1,683,936	1,721,462
Impairment of receivables	(19,650)	(22,673)

	1,664,286	1,698,789
Less: non-current portion
Invoices receivable	(610,695)	(652,939)
Collection rights	(11,136)	(14,580)

Total non-current	(621,831)	(667,519)

Total current	1,042,455	1,031,270

Invoices receivable are related to estimated percentages of completion approved by customers.

The fair value of current receivables is similar to their carrying amount since their average collection turnover is less than 60 days. These current receivables do not bear interest and have no specific guarantees.

(All amounts expressed in thousands of S/ unless otherwise stated)

The non-current portion of the trade accounts receivable is related to the financial asset model (Note 2.5) of subsidiary GyM Ferrovías S.A.

At December 31, 2016 the fair value of non-current accounts receivable amounted to S/606 million (S/514 million at December 31, 2015), which was calculated under the discounted cash flows method, using rates of 7.14% (8.98% at December 31, 2015).

At December 31, 2016, collection rights primarily relate to GyM Ferrovías S.A., GMD S.A., GMI S.A., Concar S.A., CAM Servicios del Perú S.A. and Survial amounting to S/68 million, S/49 million, S/19 million, S/13 million, S/12 million and S/11 million, respectively (GyM Ferrovías S.A., GMD S.A., GMI S.A. and Survial S.A. for S/65 million, S/37 million, S/22 million and S/16 million, respectively in 2015).

Aging of trade accounts receivable is as follows:

	At December 31,
	2015	2016
Current	1,245,266	1,396,040
Past due up to 30 days	256,743	103,617
Past due from 31 days up to 180 days	122,948	113,825
Past due from 181 days up to 360 days	16,988	29,506
Past due over 360 days	41,991	78,474

	1,683,936	1,721,462

At December 31, 2016 trade accounts receivables with maturity greater than 31 days for S/221.8 million (S/182 million in 2015) are not fully impaired. For 2016 the Group recognized impairment of S/3.1 million (S/5.8 million in 2015) in the consolidated income statement (Note 27).

The maximum exposure to credit risk at the reporting date is the carrying amount of the accounts receivable and of unbilled work in progress (Note 12).

12	UNBILLED WORK IN PROGRESS, NET

At December 31 this account comprises:

	2015	2016
Unbilled rights receivable	1,092,877	1,143,634
Rights for concessions in progress	77,440	57,912
Cost of work in progress	167,664	87,168

	1,337,981	1,288,714
Impairment of work in progress (Note 5.1-f)	—	(410,199)

	1,337,981	878,515
Less: non-current portion
Unbilled rights receivable	—	(171,752)
Rights for concessions in progress	(59,754)	(25,834)

Total non-current	(59,754)	(197,586)

Total current	1,278,227	680,929

Unbilled rights receivable are the rights that were not billed by the Engineering and Construction segment. Until that revenue is billed, they are stated as unbilled rights receivable. At December 31, 2016, the book value of non-current unbilled rights receivable is similar to its fair value since it was recorded using the discounted cash flow method, using a 1.71% rate.

Rights for concessions in progress include rights of future collections from public services concessions that are in pre-operational stage.

(All amounts expressed in thousands of S/ unless otherwise stated)

Deferred costs of work in progress include all those expenses incurred by the Group comprising future activities to be carried out under construction contracts currently effective. The Group estimates that all incurred cost will be billed and collected.

At December 31, 2016 and 2015 work in progress that remained to be billed are shown net of any advances received from customers for S/10.58 million and S/42.5 million, respectively under the terms and conditions set forth in each specific agreement. These advances are mostly related to subsidiary GyM S.A.

13	TRANSACTIONS WITH RELATED PARTIES AND JOINT OPERATORS

a)	Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

	2014	2015	2016
Revenue from sales of goods and services:
- Associates	6,040	1,400	—
- Joint operations	43,897	52,384	36,901

	49,937	53,784	36,901

Purchase of goods and services:
- Associates	42	18	—
- Joint operations	715	489	3,228

	757	507	3,228

Inter-company transactions are based on the price lists in force and terms and conditions that would be agreed with third parties.

b)	Key management compensation

Key management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management. The compensation paid or payable to key management in 2016 amounted to S/106.9 million (S/111.7 million in 2015) and only relates to short-term benefits.

c)	Balances at the end of the year were:

	At December 31, 2015		At December 31, 2016
	Receivable	Payable	Receivable	Payable
Joint operations:
Consorcio Constructor Ductos del Sur	154,383	—	62,834	37,238
Consorcio GyM Conciviles	57,679	—	61,006	—
Consorcio Rio Urubamba	10,856	2,819	9,072	—
Consorcio Peruano de Conservación	6,270	—	8,784
-Consorcio Vial Quinua	1,036	89	4,198	738
Consorcio Italo Peruano	465	21,907	4,174	17,325
Consorcio La Gloria	3,116	3,077	3,521	3,080
Terminales del Perú	9,459	—	3,215	259
Consorcio Rio Mantaro	6,021	15,941	3,191	6,886
Consorcio Vial Sierra	—	—	940	5,400
Consorcio Constructor Chavimochic	2,558	6,422	915	2,471
Consorcio Energía y Vapor	3,328	—	491	3,203
Consorcio Ermitaño	—		83	6,372
Consorcio Menegua	1,910	—	30	3,803
Consorcio para la Atención y Mantenimiento de Ductos -	—	—		21,790
Consorcio Huacho Pativilca	80	5,041	—	3,434
Ingeniería y Construcción Sigdo Koppers-Vial	2,659	3,900	—	—
Complementarios Ltda.	84	6,956	—	—
Other minors	11,728	7,390	10,134	2,472

(All amounts expressed in thousands of S/ unless otherwise stated)

	At December 31, 2015		At December 31, 2016
	Receivable	Payable	Receivable	Payable
Carried forward:	271,632	73,542	172,588	114,471
Brought forward:	271,632	73,542	172,588	114,471

Other related parties:
Adexus S.A.	8,521	—	—	—
Gaseoducto Sur Peruano S.A	—	—	531,383	—
Perú Piping Spools S.A.C.	—	—	9,077	—
Ferrovias Participaciones	—	20,136	—	20,813
Ferrovias Argentina	—	—	—	2,835
Arturo Serna	—	4,290	—	7,418

	8,521	24,426	540,460	31,066

	280,153	97,968	713,048	145,537

Less non-current portion:
Gaseoducto Sur Peruano S.A	—	—	(531,384)	—
Consorcio Constructor Ductos del Sur	—	—	—	(37,238)
Ferrovias Participaciones	—	(20,136)	—	(20,813)
Ferrovias Argentina	—	—	—	(2,835)
Arturo Serna	—	—	—	(4,434)

Non-current portion	—	(20,136)	(531,384)	(65,320)

Portion current	280,153	77,832	181,664	80,217

Receivables and payables are mainly of current maturity and do not have specific guarantees, except for the receivable account from GSP. Accounts receivable from related parties have maturity periods of 60 days and arise from sales of goods and services. These balances are non-interest-bearing due to their short-term maturities and are not impaired.

This balance relates to the commitments that resulted from the early termination of GSP project (Note 16.a-i). At December 31, 2016 the non-current account receivables from related parties is similar to its fair value since it was accounted for using the discounted cash flow method with a 1.71% rate which originated a discount value of US$25.8 million. View events after the date of the statement of financial position in Note 37.

Accounts payable to related parties have maturity periods of 60 days and arise from engineering, construction, maintenance and other services received. These balances are not interest-bearing due to their short-term maturities.

Transactions with non-controlling interest are disclosed in Note 36.

14	OTHER ACCOUNTS RECEIVABLE

At December 31 this account comprises:

	2015	2016
Advances to suppliers (a)	170,126	305,022
Income tax on-account payments (b)	165,705	202,045
Fiscal credit (c)	146,785	132,316
Guarantee deposits (d)	125,269	95,916
Claims to third parties	17,846	59,198
Petróleos del Perú S.A.- Petroperú S.A.	8,891	46,413
Temporary tax on net assets	20,051	21,204
Taxes receivable	42,404	13,954
Claims to SUNAT (pre-paid taxes)	19,544	16,479
Restricted funds	—	14,067
Rental and sale of equipment	9,919	13,640
Receivables from personnel	8,168	10,726
Advances pending liquidation	3,478	2,447
Loans to third parties	83,657	1,065
Other	64,803	72,976

Carried forward:	886,646	1,007,468

(All amounts expressed in thousands of S/ unless otherwise stated)

	2015	2016
Brought forward:	886,646	1,007,468
Less non-current portion:
Advances to suppliers	(2,200)	(225,567)
Fiscal credit	(55,663)	(52,225)
Claims to third parties	—	(32,669)
Petróleos del Perú S.A.- Petroperú S.A.	(7,948)	(29,534)
Other	(118)	(17,957)

Non-current portion	(65,929)	(357,952)

Current portion	820,717	649,516

Other receivables are neither past due nor impaired. Other non-current accounts receivable have maturities between 2 and 5 years.

The fair value of the short-term receivables approximates their carrying amount due to their short-term maturities. The non-current portion mainly comprises non-financial assets such as advances to suppliers and fiscal credit; the remaining balance is not significant for any period shown in the financial statements.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of above-mentioned other receivables. The Group does not demand guarantees.

The following paragraph contains a description of major accounts receivable:

(a)	Advances to suppliers

In 2016, the balance mainly comprises advances that subsidiary GyM Ferrovias S.A. gave to Alsthom Transporte for S/230 million. In 2015 the balance mainly comprises advances that subsidiary GyM S.A. gave for importing equipment to be used in Consorcio Río Mantaro Project amounting to S/76 million.

(b)	Income tax on-account payment

This balance mainly consists of income tax on-account payments made by GyM S.A., GMP S.A., Graña y Montero S.A.A., CAM Holding S.p.A., Viva GyM S.A., GMI S.A. and GMD S.A. for S/133 million, S/17 million, S/16 million, S/16 million, S/5 million, S/4 million and S/4 million, respectively (GyM S.A., Graña y Montero S.A.A., GMP S.A., CAM Holding S.p.A., Concar S.A. and Viva GyM S.A. for S/95 million, S/16 million, S/12 million, S/8 million, S/5 million and S/4 million, respectively in 2015).

(c)	Fiscal credit

This item is related to subsidiaries GyM S.A., Viva GyM S.A., Norvial S.A., Negocias del Gas S.A., La Chira S.A. and Concesionaria Vía Expresa Sur S.A. amounting to S/55 million, S/25 million, S/15 million, S/8 million, S/5 million and S/5 million, respectively (GyM S.A., Viva GyM S.A., Norvial S.A., Survial S.A., GyM Ferrovías S.A., La Chira and GMP S.A. for S/41 million, S/22 million, S/15 million, S/14 million, S/13 million, S/12 million and S/3 million, respectively in 2015). Management considers that this VAT fiscal credit will be recovered in the normal course of future operations of these subsidiaries.

(d)	Guarantee deposits -

Guarantee deposits are the funds retained by customers for work contracts assumed basically by subsidiary GyM S.A. These deposits are retained by the customers to secure the Subsidiary’s compliance with its obligations under the contracts. The amounts retained will be recovered once the contracted work is completed.

(All amounts expressed in thousands of S/ unless otherwise stated)

15	INVENTORIES, net

At December 31 this account comprises:

	2015	2016
Land	361,082	398,120
Work in progress - Real estate	415,538	289,775
Finished properties	136,621	244,240
Construction material	162,538	114,919
Merchandise and supplies	87,643	97,860

	1,163,422	1,144,914
Impairment of inventories (Note 5.1-f)	(4,268)	(40,621)

	1,159,154	1,104,293

Land -

At December 31, land comprises properties for the implementation of the following projects of subsidiary Viva GyM:

	2015	2016
Lurín (a)	92,071	95,634
Miraflores (b)	79,971	80,552
San Miguel (c)	69,859	70,556
San Isidro (d)	—	46,606
Ancón (e)	33,068	35,934
Nuevo Chimbote	15,834	17,054
Huancayo	11,324	11,618
Villa el Salvador	19,143	—
San Martín de Porres	12,978	—
Others	26,834	40,166

	361,082	398,120

(a)	Plot of land of 750 hectares located in the district of Lurín, province of Lima, for industrial development and public housing.
(b)	Plot of land located in Av. El Ejército, Urbanización. Santa Cruz, Miraflores, province of Lima, a development complex consisting of a 5-star hotel, convention center, business, cultural, commercial and residential building center.
(c)	Plot of land located in the district San Miguel of 1.4 hectares to develop a traditional multi-family building of 1,004 apartments in 4 stages.
(d)	A plot of land in the district of San Isidro in which a 15-storey building will be built with 28 apartments and 121 parking spaces.
(e)	A 108-hectare land property in which a mega housing-project will be implemented, including apartments ranging from 55 m2 to 75 m2, as well as houses of 75 m2.

(All amounts expressed in thousands of S/ unless otherwise stated)

Land properties maintained from 2015 consist of assets of projects, the construction of which have not begun. Changes in these balances over 2016 primarily reflects higher costs of project engineering, license paperwork and other smaller costs. Construction in these land properties is expected to begin in late 2017 and the first quarter of 2019. The land property located in San Martín de Porres was reclassified to “Finished properties” since the construction started and finished at December 31, 2016. The plot of land in Villa El Salvador was sold in 2016.

Real estate - work in progress

At December 31, real state work in progress comprises the following projects:

	2015	2016
Klimt	67,910	100,751
Los Parques de Comas	77,346	89,074
Los Parques del Callao	57,672	51,613
Real 2	7,497	17,181
Villa El Salvador 2	9,918	12,674
El Rancho	166,256	—
Los Parques de San Martín (2nd phase)	19,063	—
Others	9,876	18,482

	415,538	289,775

During 2016 the Company has capitalized financing costs of these construction projects amounting to S/12.2 million at interest rates between 6.75% and 8.90% (S/4 million in 2015 at interest rates between 5.3% and 9.5%; and S/9 million in 2014 at interest rates between 3.12% and 8.5%).

Finished properties -

At December 31, the balance of finished properties consists of the following investment properties:

	2015	2016
El Rancho	—	121,302
Panorama	70,951	33,443
Los Parques de San Martín de Porres	21,557	30,724
Los Parques del Callao	—	19,736
Rivera Navarrete	14,085	11,966
Los Parques de Carabayllo 2nd phase	9,848	7,497
Los Parques de Comas	4,115	7,336
Los Parques de Villa El Salvador II	12,604	5,951
Others	3,461	6,285

	136,621	244,240

Construction materials

At December 31, 2016 and 2015, construction materials relates mainly to GSP project for S/54.8 million and S/68.3 million, respectively, of which S/33.8 million corresponding to Consorcio Constructor Ductos del Sur (CCDS) were impaired in 2016 (Note 5.1-f).

At December 31, 2016 borrowings are secured with land properties and work in progress comprising the following projects: Los Parques de Callao, Ancón and El Rancho. The total amount of the guarantee is S/101.2 million (S/175 million in 2015).

(All amounts expressed in thousands of S/ unless otherwise stated)

16	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

At December 31 this account comprises:

	2015	2016
Associates	490,702	286,403
Joint ventures	146,303	103,356

	637,005	389,759

The amounts recognized in the income statement are as follows:

	2014	2015	2016
Associates	29,132	22,800	(584,801)
Joint ventures	24,313	2,193	(4,909)

	53,445	24,993	(589,710)

a)	Investment in associates

Set out below are the associates of the Group at December 31, 2015 and 2016. The associates listed below have share capital solely consisting of common shares, which are held directly by the Group. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2015	2016	2015	2016
		%	%
Gasoducto Sur Peruano S.A.	Common	20.00	20.00	437,494	218,276
Promoción Inmobiliaria del Sur S.A.	Common	22.50	22.50	28,733	31,768
Concesionaria Chavimochic S.A.C.	Common	26.50	26.50	17,202	32,394
Betchel Vial y Vives Servicios
Complementarios Ltda.	Common	40.00	40.00	6,187	69
Others				1,086	3,896

				490,702	286,403

The most significant associates are described as follows:

i)	Gasoducto Sur Peruano S.A. -

In November 2015, the group acquired a 20% interest in Gasoducto Sur Peruano (hereinafter GSP) and obtained a 29% interest in the Ductos del Sur Consortium (CCDS) through its subsidiary GyM. GSP signed on July 22, 2014 a concession contract with the Peruvian government (Grantor) to build, operate and maintain the transportation system by natural gas pipelines to meet the demand of the cities of the Peruvian southern region. Additionally, GSP signed an engineering, procurement and construction (EPC) contract with the Ductos del Sur Consortium (CCDS). The Group made an investment of US $ 242.5 million (S / 811 million), and was required to assume 20% of the performance guarantee established in the Concession contract for US $ 262.5 million (equivalent to S / 882 million) and 20% of the guarantee for the bridge loan obtained by GSP for US $ 600 million (equivalent to S / 2,016 million) See subsequent events after the date of the statement of financial position in Note 37.

ii)	Promoción Inmobiliaria del Sur S.A.

An entity engaged in purchasing land properties to obtain gains from their subsequent appreciation and disposal in the long term. Major assets consist of plots of land of 891.08 hectares in Lurín and 2.07 hectares in Punta Hermosa, both in Lima. Based on recent appraisals of the properties,

(All amounts expressed in thousands of S/ unless otherwise stated)

Management believes that the commercial value of these properties is higher than their carrying amount.

iii)	Concesionaria Chavimochic S.A.C.

An entity that was awarded with the implementation of the Chavimochic irrigation Project, including: a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the concession effective period is 25 years and the total investment amounts US$647 million.

(All amounts expressed in thousands of S/ unless otherwise stated)

The following table shows financial information of the principal associates:

Summarized financial information for associates -

	Gaseoducto Sur Peruano S.A.		Promoción Inmobiliaria del Sur S.A.		Chavimochic S.A.C.
	At December, 31		At December, 31		At December, 31
	2015	2016	2015	2016	2015	2016
Current
Assets	303,219	375,547	124,887	149,300	171,400	120,342
Liabilities	(3,357,508)	(6,747,492)	(32,072)	(187,380)	(110,799)	(3,160)
Non-current
Assets	4,943,392	8,522,099	47,699	193,127	8,608	8,282
Liabilities	(7,442)	—	(13,090)	(13,855)	(2,547)	(1,918)

Net assets	1,881,661	2,150,154	127,424	141,192	66,662	123,546

	Gasoducto Sur Peruano S.A.		Promoción Inmobiliaria del Sur S.A.			Chavimochic S.A.C.
	2015	2016	2014	2015	2016	2014	2015	2016
Revenues	3,007,799	3,323,410	88,870	90,970	65,071	67,473	376,124	264,386
Profit (loss) from continuing operations	69,191	(1,372,594)	82,080	80,372	42,281	175	22,995	(2,994)
Income tax	(19,828)	—	(24,521)	(25,373)	(11,839)	(57)	(6,656)	921

Profit (loss) from continuing operations after income tax	49,363	(1,372,594)	61,402	65,245	30,442	118	16,339	(2,073)

Other comprehensive income	—	—	—	—	—	—	—	—

Total comprehensive income	49,363	(1,372,594)	61,402	65,245	30,442	118	16,339	(2,073)

(All amounts expressed in thousands of S/ unless otherwise stated)

The movement of the investments in associates is as follows:

	2014	2015	2016
Opening balance	28,209	82,494	490,702
Contributions	—	—	390,506
Acquisition of Gasoducto Sur Peruano (Note 16 a-i)	—	437,494	—
Acquisitions	51,244	—	—
Change in corporate structure of
Panorama Project (Note 16 a-ii)	—	(39,180)	—
Dividends received	(25,191)	(9,838)	(10,149)
Equity interest in results	29,132	22,800	8,304
Impairment of GSP	—	—	(593,105)
Decrease in capital	—	—	(166)
Derecognition of investments	—	(2,755)	—
Conversion adjustment	(900)	(313)	311

Final balance	82,494	490,702	286,403

In addition to the GSP acquisition described in Note 16 a-i); in 2014, 2015 and 2016 the following significant movements were noted:

•	During 2016 cash contributions were made principally to Gasoducto Sur Peruano S.A. and Concesionaria Chavimochic amounting to S/373.9 million and S/15.7 million, respectively.

•	In 2016 the Group obtained dividends mainly from Betchel Vial y Promoción Inmobiliaria del Sur S.A. amounting to S/6.3 million and S/3.8 million, respectively. In 2015 the Group received dividends from Promoción Inmobiliaria del Sur S.A. amounting to S/9.8 million (from Promoción Inmobiliaria del Sur S.A., Ingeniería y Construcción Vial y Vives OGP -1 Limitada y Betchel Vial y Vives Servicios Complementarios Ltda. for S/3.4 million, S/16.6 million and S/4.9 million, respectively in 2014).

•	In 2016, the Group included an impairment provision of GSP for S/593.1 million (US$176.49 million). See subsequent events after the date of the statement of financial position in Note 37.

•	In 2015, the “share of the profit or loss in associates and joint ventures under the equity method” shown in the income statement includes S/17.3 million as expenses that subsidiary GyM S.A. had to pay for the execution of the letter of guarantee in JV Panama.

•	In March 2014, Constructora Norberto Odebrecht S.A. and Odebrecht Partipacoes e Investimentos S.A. formed Concesionaria Chavimochic S.A.C., in which the Company had a 26.5% interest based on a capital contribution of S/13.3 million.

•	In December 2014, subsidiary Viva GyM S.A. made a capital contribution of S/37.8 million, by which it joined the Panama Project initially carried out by a third party and the Group and by which a 35% interest was obtained. On December 17, 2015 the business operating structure was decided to be changed, which resulted in the extinguishment of the association and the formation of a consortium by which the partners would have joint control of the business, with no effect on their percentage share in profit distribution. From that date onwards, the Group ceased to use the equity method of accounting to recognize the investment and began to use the joint operation accounting treatment.

(All amounts expressed in thousands of S/ unless otherwise stated)

b)	Investment in Joint Ventures -

Set out below are the joint ventures of the Group as of December 31:

Entity	share	2015	2016	2015	2016
		%	%
Tecgas N.V.	Common	51.00	51.00	79,450	84,100
Sistemas SEC	Common	49.00	49.00	9,228	9,591
Logistica Químicos del Sur S.A.C.	Common	50.00	50.00	8,265	8,515
G.S.J.V. SCC	Common	50.00	50.00	8,800	861
Constructora SK-VyV Ltda.	Common	50.00	50.00	3,287	59
Adexus S.A. (Note 33 a)	Common	44.00	—	37,034	—
Others	Common			239	230

				146,303	103,356

i)	Tecgas N.V. -

This entity provides services of operations and maintenance of oil pipelines and related activities, its activities are focused in the service agreement of operations and maintenance of oil pipelines of the concession of Transportadora de Gas del Perú S.A.A. - TGP (its largest customer).

ii)	Sistemas SEC -

The company’s activities include the renovation and automation of the electrical system and signaling of railways and communications within the Santiago - Chillán - Bulnes - Caravans and Conception areas. The contract was awarded in 2005 for a period of 16 years.

iii)	Adexus S.A. -

It is mainly engaged in providing specialized technological IT services and communications solutions, including system integration to companies in a wide range of industries, such as financial services, telecommunications, manufacturing, mining, retail, among others. The Group acquired control of this company since August 2016, going from a joint venture to a subsidiary (Note 33-a).

The following table shows the financial information of the principal joint ventures:

Summarized financial information for joint ventures -

	Tecgas N.V.		Adexus S.A.
	At December 31,		At December 31,
	2015	2016	2015
Current
Cash and cash equivalents	71,903	67	13,626
Other current assets	41,219	92,843	128,616

Total current assets	113,122	92,910	142,242

Financial liabilities (excluding trade payables)	—	—	(100,618)
Other current liabilities	(103,941)	(87,780)	(68,116)

Total current liabilities	(103,941)	(87,780)	(168,734)

Non-current
Total non-current assets	192,360	33,336	174,159
Total non-current liabilities	(47,686)	(7,367)	(63,397)

Net assets	153,855	31,099	84,270

(All amounts expressed in thousands of S/ unless otherwise stated)

	Tecgas N.V.		Adexus S.A.
	At December 31,		At December 31,
	2015	2016	2015
Revenue	426,487	457,554	334,376
Depreciation and amortization	(11,749)	(2,266)	(18,387)
Interest income	138	215	47
Interest expense	(122)	—	(23,026)
Profit (loss) from continuing operations	1,876	(3,209)	(35,573)
Income tax expense	(892)	(4,078)	2,391

Post-tax profit (loss) from continuing operations	984	(7,287)	(33,182)

Other comprehensive income	—	—	—

Total comprehensive income	984	(7,287)	(33,182)

The movement of the investments in joint ventures was as follows:

	2014	2015	2016
Opening balance	59,758	147,069	146,303
Debt capitalization	—	—	8,308
Contributions	—	—	6,889
Equity interests in profits	24,313	2,193	(4,909)
Acquisitions	78,615	44,145	—
Transfer of Adexus from acquisition of control	—	—	(35,870)
Dividends received	(11,527)	(42,122)	(17,843)
Decrease in capital	—	(3,364)	(1,798)
Translation adjustment	(4,090)	(1,618)	2,276

Final balance	147,069	146,303	103,356

In 2016, 2015 and 2014 the following significant movements were carried out:

•	The Group obtained dividends in 2016 principally from Consorcio G.S.J.V.SCC and Constructora SK - VyV Ltda. for S/13.1 y S/3.3 million (S/41.1 million in 2015 and S/11.5 million in 2014 from Constructora SK - VyV Ltda.).

•	In February and December 2016 a debt with Adexus was capitalized and a cash contribution was made to Tecgas N.V. for S/8.3 million and S/6.9 million, respectively.

•	In August 2015 the Company acquired a 44% interest in the share capital of Adexus S.A. amounting to S/44.1 million. This investment includes goodwill arising from the acquisition for S/20.7 million. In February 2016 the Group acquired 8% of additional interest by capitalizing debt for S/8.3 million. In August 2016, the Group obtained control over Adexus S.A. and the balance of the investment at that date was transferred to investments in subsidiaries for S/35.9 million. Since that date, the Company consolidated the financial statements of Adexus S.A (Note 33 a).

•	In December 2014, the Company acquired 51% of the share capital of Tecgas N.C. current strategic partner of Transportadora de Gas del Perú, which holds 100% the share capital of Compañía Operadora de Gas del Amazonas (hereinafter COGA) for a total of S/75.8 million. This investment included goodwill resulting from the above-mentioned acquisition amounting to S/68.2 million.

(All amounts expressed in thousands of S/ unless otherwise stated)

17	PROPERTY, PLANT AND EQUIPMENT, NET

The movement in property, plant and equipment accounts and its related accumulated depreciation for the year ended December 31, 2014, 2015 and 2016 is as follows:

					Furniture and	Other	Replacement	In-transit	Work
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	units	in progress	Total
At January 1, 2014
Cost	29,342	110,456	855,084	361,876	37,675	149,438	10,646	21,829	98,043	1,674,389
Accumulated depreciation	—	(26,130)	(380,281)	(180,793)	(23,906)	(110,305)	(68)	—	—	(721,483)

Net carrying amount	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906

Net opening carrying amount	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906
Additions	17	19,349	133,230	87,958	8,434	40,125	98	19,982	119,773	428,966
Acquisition of subsidiary - Morelco (Note 33 b)	1,993	8,869	53,942	1,844	254	1,653	—	—	526	69,081
Acquisition of subsidiary - Coasin (Note 33 c)	—	—	—	—	—	711	—	—	—	711
Reclassifications	—	67,454	24,523	(3,048)	468	(3,316)	(2,043)	(31,415)	(52,623)	—
Transfers to intangibles (Note 18)	—	—	—			—	—	—	(66,604)	(66,604)
Deduction for sale of assets	—	(3,066)	(61,508)	(52,364)	(2,514)	(3,087)	(851)	(830)	—	(124,220)
Disposals - cost	—	(2,327)	(10,404)	(1,402)	(585)	(8,319)	(605)	—	801	(22,841)
Depreciation charge	—	(11,996)	(89,463)	(52,697)	(6,896)	(22,100)	(7)	—	—	(183,159)
Depreciation for transfers	—	(2,222)	375	(3,036)	958	3,925	—	—	—	—
Depreciation for sale deductions	—	2,959	45,001	33,458	2,214	2,394	71	—	—	86,097
Disposals - accumulated depreciation	—	1,910	8,339	1,253	351	5,753	—	—	—	17,606
Translations adjustments	(677)	(285)	(8,380)	(787)	(586)	(336)	—	(389)	(85)	(11,525)

Net final carrying amount	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018

At December 31, 2014
Cost	30,675	200,450	986,487	394,077	43,146	176,869	7,245	9,177	99,831	1,947,957
Accumulated depreciation and impairment	—	(35,479)	(416,029)	(201.815)	(27,279)	(120,333)	(4)	—	—	(800,939)

Net carrying amount	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018

(All amounts expressed in thousands of S/ unless otherwise stated)

					Furniture and	Other	Replacement	In-transit	Work
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	units	in progress	Total
At January 1, 2015
Cost	30,675	200,450	986,487	394,077	43,146	176,869	7,245	9,177	99,831	1,947,957
Accumulated depreciation and impairment	—	(35,479)	(416,029)	(201,815)	(27,279)	(120,333)	(4)	—	—	(800,939)

Net carrying amount	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018

Net initial carrying amount	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018
Additions	—	9,021	105,575	86,923	12,684	22,802	—	16,018	44,933	297,956
CAM Brazil deconsolidation	—	(839)	(1,462)	(633)	(70)	—	—	—	—	(3,004)
Reclassifications	—	36,180	32,389	9,300	1,245	7,272	10,529	(23,092)	(73,823)	—
Transfers to intangibles (Note 18)	—	—	68	—	—	—	—	—	(36,785)	(36,717)
Transfers to accounts receivable	—	(3,635)	—	—	(777)	(4,442)	—	—	(5,168)	(14,022)
Deduction for sale of assets	(2,001)	(1,235)	(35,118)	(42,464)	(1,491)	(7,979)	—	—	(14,185)	(104,473)
Disposals - cost	—	(5,057)	(10,224)	(362)	(2,299)	(1,810)	(2,326)	(89)	(1,206)	(23,373)
Depreciation charge	—	(13,598)	(116,993)	(54,808)	(5,156)	(24,225)	—	—	—	(214,780)
Depreciation for sale deductions	—	1,003	23,907	32,566	799	7,751	—	—	—	66,026
Disposals - accumulated depreciation	—	3,060	4,373	323	503	1,331	—	—	—	9,590
Translations adjustments	(265)	(306)	(8,288)	(2,221)	(128)	(506)	—	(197)	(553)	(12,464)

Net final carrying amount	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757

At December 31, 2015
Cost	28,409	231,029	1,074,195	443,239	52,225	191,238	15,448	1,817	13,044	2,050,644
Accumulated depreciation and impairment	—	(41,464)	(509,510)	(222,353)	(31,048)	(134,508)	(4)	—	—	(938,887)

Net carrying amount	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757

(All amounts expressed in thousands of S/ unless otherwise stated)

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement units	In-transit units	Work in progress	Total
At January 1, 2016
Cost	28,409	231,029	1,074,195	443,239	52,225	191,238	15,448	1,817	13,044	2,050,644
Accumulated depreciation and impairment	—	(41,464)	(509,510)	(222,353)	(31,048)	(134,508)	(4)	—	—	(938,887)

Net carrying amount	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757

Net initial carrying amount	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757
Additions	6,238	12,126	81,378	50,574	4,423	24,870	553	19,312	13,594	213,068
Acquisition of subsidiary – Adexus (Note 33 a)	—	13,913	—	420	1,525	26,130	—	—	—	41,988
Reclassifications	—	588	1,927	(1,172)	4,456	13,156	2,583	(17,349)	(4,189)	—
Transfers from inventories	2,941	—	—	—	—	—	—	—	—	2,941
Transfers to intangibles (Note 18)	—	—	—	—	—	—	—	—	(1,257)	(1,257)
Deduction for sale of assets	(5,256)	(14,333)	(60,374)	(48,521)	(1,724)	(5,766)	—	—	—	(135,974)
Disposals - cost	—	(1,232)	(15,149)	(1,354)	(1,579)	(4,364)	(661)	(2)	—	(24,341)
Depreciation charge	—	(14,842)	(104,638)	(48,041)	(7,548)	(28,127)	(5)	—	—	(203,201)
Impairment loss	—	(73)	(5,190)	(317)	(3,301)	(382)	—	—	—	(9,263)
Depreciation for sale deductions	—	8,113	48,266	29,536	1,026	1,907	—	—	—	88,848
Disposals - accumulated depreciation	—	939	14,430	886	1,540	3,991	—	—	—	21,786
Translations adjustments	282	130	5,987	922	176	(344)	—	—	94	7,247

Net final carrying amount	32,614	194,894	531,322	203,819	20,171	87,801	17,914	3,778	21,286	1,113,599

At December 31, 2016
Cost	32,614	241,150	1,088,229	443,641	59,593	246,102	17,923	3,778	21,286	2,154,316
Accumulated depreciation and impairment	—	(46,256)	(556,907)	(239,822)	(39,422)	(158,301)	(9)	—	—	(1,040,717)

Net carrying amount	32,614	194,894	531,322	203,819	20,171	87,801	17,914	3,778	21,286	1,113,599

(All amounts expressed in thousands of S/ unless otherwise stated)

In 2016 and 2015 additions to the carrying amount correspond to the acquisition of fixed assets under finance leases or by direct acquisition.

The balance of work in progress at December 31, 2016 relates mainly to investments made by the subsidiary GMP S.A. for S/19 million (S/3 million at December 31, 2015) for the activities of oil drilling in order to increase the volume of exploitation of oil and gas. Additionally, the balance includes the construction work of Proyecto Hotel Larcomar for S/14.4 million (S/11 million in 2015).

In 2016 fixed asset sales amounted to S/70.5 million (S/55.8 million and S/42.4 million in 2015 and 2014, respectively) resulting in profits of S/18.4 million (profits of S/17.4 and S/4.3 million in 2015 and 2014, respectively) that are shown in the statement of income within “other income and expenses, net” (Note 29), the difference between the income proceeds from disposals of fixed assets and their profit are shown within “revenue from construction activities” and “gross profit”, respectively.

Depreciation of fixed assets and investment properties for the year is broken down in the statement of income as follows:

	2014	2015	2016
Cost of services and goods	168,634	196,725	191,113
Administrative expenses	14,525	18,055	12,088

Total depreciation related to property, plant and equipment	183,159	214,780	203,201

(+) Depreciation related to investment property	2,151	2,290	2,321

Total depreciation charged to expenses	185,310	217,070	205,522

The Group determined indicators of impairment of items of property, plant and equipment relating to: i) early termination of the GSP concession in respect of Consorcio Constructor Ductos del Sur (CCDS) and ii) assets under stand-by status. Management calculated the recoverable amount of those assets as the fair value; fair value was determined taking into account appraisals performed by independent experts. The recognized impairment loss is mainly related to Consorcio Constructor Ductos del Sur (CCDS) for a total of S/4.1 million (Note 5.1-f), GyM for S/2.39 million and Stracon GyM S.A. for S/2.34 million, which are shown within “Expenses by nature” (Note 27).

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease agreements is broken down as follows:

	At December 31,
	2015	2016
Cost of acquisition	735,591	800,927
Accumulated depreciation	(327,465)	(386,411)

Net carrying amount	408,126	414,516

Other financial liabilities are secured with items of property, plant and equipment for S/617.9 million (S/440.8 million in 2015).

At December 31, 2016 the Group have fully depreciated property, plant and equipment items that are still in use for S/151.6 million (S/155.8 million, at December 31, 2015).

(All amounts expressed in thousands of S/ unless otherwise stated)

18	INTANGIBLE ASSETS, NET

The movement of intangible assets and that of their related accumulated amortization, as of December 31, 2014, 2015 and 2016, is as follows:

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use right	Other assets	Totals
At January 1, 2014
Cost	95,342	75,812	438,167	57,791	27,547	217,214	3,623	13,288	11,636	940,420
Accumulated amortization	(21,995)	(2,868)	(258,172)	(28,256)	(23,450)	(118,612)	(3,623)	—	(2,559)	(459,535)

Net carrying amount	73,347	72,944	179,995	29,535	4,097	98,602	—	13,288	9,077	480,885

Net initial carrying amount	73,347	72,944	179,995	29,535	4,097	98,602	—	13,288	9,077	480,885
Additions	—	—	135,502	—	2,804	—	—	—	5,238	143,544
Acquisition of subsidiary - Morelco (Note 33 b)	103,055	33,326	847	30,318	—	—	—	—	—	167,546
Acquisition of subsidiary - Coasin (Note 33 c)	6,413	—	6	—	1,371	—	—	—	—	7,790
Transfers from assets under construction (Note 17)	—	—	1,845	—	1,677	64,759	—	—	(1,677)	66,604
Reclassifications	—	—	920	—	180	(251)	—	—	(849)	—
Derecognition - cost	—	—	(16,016)	—	(29)	—	—	—	(91)	(16,136)
Amortization charge	—	—	(26,823)	(14,987)	(3,013)	(31,780)	—	—	(778)	(77,381)
Derecognition - accumulated amortization	—	—	15,491	—	1	—	—	—	—	15,492
Amortization reversal (Vial y Vives)	—	2,651	—	—	—	—	—	—	—	2,651
Translations adjustments	(2,666)	(6,303)	(88)	(1,876)	(1,319)	—	—	—	—	(12,252)

Net final carrying amount	180,149	102,618	291,679	42,990	5,769	131,330	—	13,288	10,920	778,743

At December 31, 2014
Cost	202,144	102,835	561,183	86,233	32,231	281,722	3,623	13,288	14,257	1,297,516
Accumulated amortization	(21,995)	(217)	(269,504)	(43,243)	(26,462)	(150,392)	(3,623)	—	(3,337)	(518,773)

Net carrying amount	180,149	102,618	291,679	42,990	5,769	131,330	—	13,288	10,920	778,743

(All amounts expressed in thousands of S/ unless otherwise stated)

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use right	Other assets	Totals
At January 1, 2015
Cost	202,144	102,835	561,183	86,233	32,231	281,722	3,623	13,288	14,257	1,297,516
Accumulated amortization	(21,995)	(217)	(269,504)	(43,243)	(26,462)	(150,392)	(3,623)	—	(3,337)	(518,773)

Net carrying amount	180,149	102,618	291,679	42,990	5,769	131,330	—	13,288	10,920	778,743

Net initial carrying amount	180,149	102,618	291,679	42,990	5,769	131,330	—	13,288	10,920	778,743
Additions	5,418	—	165,149	—	9,141	11,842	—	—	3,429	194,979
CAM Brazil Deconsolidation	—	—	—	—	(129)	—	—	—	—	(129)
Transfers from assets under construction (Note 17)	—	—	—	(68)	1,562	33,396	—	—	1,827	36,717
Transfers to accounts receivable	—	—	(2,278)	—	—	—	—	—	—	(2,278)
Transfers to pre-paid expenses	—	—	(10,923)	—	—	—	—	—	(3,684)	(14,607)
Reclassifications	—	—	—	—	188	(188)	—	—	(3)	(3)
Amortization charge	—	—	(25,683)	(14,697)	(6,033)	(42,117)	—	—	(825)	(89,355)
Translations adjustments	(15,335)	(6,084)	(51)	(4,031)	(280)	—	—	—	—	(25,781)

Net final carrying amount	170,232	96,534	417,893	24,194	10,218	134,263	—	13,288	11,664	878,286

At December 31, 2015
Cost	192,227	96,751	716,125	82,134	42,761	326,723	3,623	13,288	15,425	1,489,057
Accumulated amortization	(21,995)	(217)	(298,232)	(57,940)	(32,543)	(192,460)	(3,623)	—	(3,761)	(610,771)

Net carrying amount	170,232	96,534	417,893	24,194	10,218	134,263	—	13,288	11,664	878,286

(All amounts expressed in thousands of S/ unless otherwise stated)

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use right	Other assets	Totals
At January 1, 2016
Cost	192,227	96,751	716,125	82,134	42,761	326,723	3,623	13,288	15,425	1,489,057
Accumulated amortization	(21,995)	(217)	(298,232)	(57,940)	(32,543)	(192,460)	(3,623)	—	(3,761)	(610,771)

Net carrying amount	170,232	96,534	417,893	24,194	10,218	134,263	—	13,288	11,664	878,286

Net initial carrying amount	170,232	96,534	417,893	24,194	10,218	134,263	—	13,288	11,664	878,286
Additions	—	—	118,222	—	16,477	17,772	—	—	19,255	183,568
Acquisition of subsidiary – Adexus (Note 33 a)	930	9,088	6,090	12,822	—	—	—	—	4,203	33,133
Transfers from assets under construction (Note 17)	—	—	—	—	—	—	—	—	1,257	1,257
Reclasifications	—	—	5,258	—	345	—	—	—	(5,603)	—
Disposals – net cost	—	—	(1,395)	—	—	(2,395)	—	—	—	(3,790)
Amortization charge	—	—	(28,206)	(4,376)	(8,043)	(40,918)	—	—	(1,200)	(82,743)
Impairment loss	(38,680)	(15,628)	—	—	—	—	—	—	—	(54,308)
Translations adjustments	12,038	3,672	(102)	171	1,024	—	—	—	(78)	2,149

Net final carrying amount	144,520	93,666	517,760	32,811	20,021	108,722	—	13,288	29,498	960,286

At December 31, 2016
Cost	205,195	109,511	844,213	95,127	60,607	342,100	3,623	13,288	34,294	1,707,958
Accumulated amortization and impairment	(60,675)	(15,845)	(326,453)	(62,316)	(40,586)	(233,378)	(3,623)	—	(4,796)	(747,672)

Net carrying amount	144,520	93,666	517,760	32,811	20,021	108,722	—	13,288	29,498	960,286

(All amounts expressed in thousands of S/ unless otherwise stated)

a)	Goodwill -

Management reviews the results of its businesses based on the type of economic activity carried out.

At December 31 goodwill allocated to cash-generating units (CGU) are:

	2015	2016
Engineering and construction	125,514	98,587
Electromechanical	20,737	20,737
Mining and construction services	13,366	13,366
IT equipment and services	4,172	5,102
Telecommunications services	6,443	6,728

	170,232	144,520

As a result of the impairment testing on goodwill performed by Management on an annual basis, the recoverable amount of the related cash-generating unit is determined based on the higher of its value in use and fair value less cost of disposal. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

As a result of these assessments an impairment was identified in one of the CGU’s, Vial y Vives—DSD, and was accounted as of December 31st, 2016. The loss to impairment was generated due to the decrease in the expected flows, as a result of the reduction of the contracts linked to the Backlog. The amount of the impairment it impacted the total amount of goodwill was S/38.7 million.

Major assumptions used by the Group in determining the fair value less cost of disposal and the value in use were as follows:

	Engineering and construction	Electro- mechanical	Mining and construction	IT equipment and services	Telecommunication services
	%	%	%	%	%
2015 -
Gross margin	10.80 to 11.50	10.33	11.81	24.31	14.39
Terminal growth rate	3.00	2.00	2.00	—	—
Discount rate	9.66 to 12.72	11.01	11.71	21.74	10.02
2016 -
Gross margin	9.50 to 12.99	11.10	12.04	15.00 to 23.19	11.75
Terminal growth rate	3.00 to 4.00	2.00	2.00	2.00 to 3.00	3.00
Discount rate	9.87 to 11.85	11.48	11.31	14.64 to 24.10	10.80

These assumptions have been used for the analysis of each CGU included in the operating economic activities for a period of 5 years.

Management determines the budgeted gross margins based on past results and market development expectations. Average growth rates are consistent with those prevailing in the industry. Discount rates used are pre-tax or post-tax as appropriate and reflect the specific risk related to the assessed CGUs.

b)	Trademarks -

This item mainly comprises the trademarks acquired in the business combination processes with Vial y Vives S.A.C. (S/75.4 million) in October 2012; Morelco S.A.S. (S/33.33 million) in December 2014; and Adexus S.A. (S/9.1 million) in August 2016. Management determined that the brands obtained from Vial y Vives, Morelco and Adexus have indefinite lives; consequently, annual impairment tests are performed on these intangibles, as described in paragraph a) above.

(All amounts expressed in thousands of S/ unless otherwise stated)

As a result of these tests, at December 31, 2016, the Vial y Vives - DSD trademark was partially impaired, the amount of the impairment was S/15.6 million. No provision for impairment was considered necessary to be recorded for 2015.

Major assumptions used by the Group in determining the fair value less cost of disposal are as follows:

	Engineering and construction and		IT equipment services
	Morelco %	Vial y Vives - DSD %	Adexus %
2015 -
Average revenue growth rate	13.65	44.49	—
Terminal growth rate	3.00	3.00	—
Discount rate	12.72	9.66	—
2016 -
Average revenue growth rate	14.39	24.53	12.60
Terminal growth rate	3.00	4.00	3.00
Discount rate	11.85	9.87	16.05

c)	Concessions -

The Concession’s intangibles at December 31, 2016 mainly consist of: i) EPC contract for S/405 million (S/317.5 million at December 31, 2015) comprising the construction of the second section of “Ancón-Huacho-Pativilca” highway; ii) improvement of highway for S/18.1 million (S/19.6 million at December 31, 2015), and iii) Borrowing costs that were capitalized for a total of S/22.5 at an interest rate ranging from 7.14% y 8.72% (S/7.7 million in 2015 at an interest rates ranging from 6.75% to 8.375%). By those contracts, the Concessionaire should perform activities to construct, improve and remediate road infrastructure during the Concession effective period.

d)	Costs of development of wells -

Through one of its subsidiaries, the Group operates and extracts oil from two oil fields (Block I and Block V) located in the province of Talara in northern Peru. Both oil fields are operated under long-term service agreements by which the Group provides hydrocarbon extraction services to Perupetro.

On December 10, 2014 the Peruvian Government granted subsidiary GMP S.A. a right of exploiting for 30 years the oil blocks III and IV (owned by the Peruvian government-run entity- Perupetro) located in Talara, Piura, 230 wells and 330 wells respectively. The total investment expected to be made in both wells is estimated to be US$560 million; operations began in April 2015 in both blocks.

As part of the Group’s obligations under the relevant service agreements, certain costs will be incurred in preparing the wells in Blocks I, III, IV and V. These costs are capitalized as part of intangible assets at a carrying amount of S/80 million at December 31, 2016 (S/118.4 million at December 31, 2015).

All blocks are amortized on the basis of the useful lives of the wells (estimated to be 5 years for Blocks I and V and 10 years for Blocks III and IV), which is less than the total effective period of the service agreement with Perupetro.

e)	Amortization of intangible assets -

Amortization of intangibles is broken down in the income statement as follows:

	2014	2015	2016
Cost of sales and services (Note 27)	68,089	81,841	74,849
Administrative expenses (Note 27)	6,641	7,514	7,894

	74,730	89,355	82,743

(All amounts expressed in thousands of S/ unless otherwise stated)

19	OTHER FINANCIAL LIABILITIES

At December 31 this account comprises:

	Total		Current		Non-current
	2015	2016	2015	2016	2015	2016
Bank overdrafts	—	8,396	—	8,396	—	—
Bank loans	1,480,071	2,131,901	1,082,860	1,835,340	397,211	296,561
Finance leases	301,285	240,141	145,160	117,307	156,125	122,834

	1,781,356	2,380,438	1,228,020	1,961,043	553,336	419,395

a)	Bank loans -

At December 31, 2016 and 2015, this item comprises bank borrowings contracted in local and foreign currency intended for working capital. These obligations are subject to fixed interest rates ranging between 1.0% and 14.4% in 2016 and between 1.0% and 13.1% in 2015.

			Current		Non-current
	Interest	Date of	At December 31		At December 31
	rate	maturity	2015	2016	2015	2016
Graña y Montero S.A.A.	Libor USD 3M + from 4.9% to 5.5%	2016 / 2020	102,776	932,114	—	—
GyM S.A.	1.00% / 7.80%	2016 / 2020	535,776	492,910	286,671	187,029
Viva GyM S.A.	6.75% / 8.90%	2016 / 2017	220,423	201,609	8,372	—
GMP S.A.	3.65% / 6.04%	2016 / 2020	95,824	77,857	70,220	71,453
CAM Holding S.A.	1.30% / 14.43%	2016 / 2018	42,534	69,702	31,948	24,889
Adexus S.A.	5.9%	2019	—	42,782	—	13,190
GMD S.A.	6.20% / 7.47%	2016 / 2017	30,107	14,746	—	—
Norvial S.A.	8.37%	2016	54,706	—	—	—
Others	5.56% / 7.18%	2016	714	3,620	—	—

			1,082,860	1,835,340	397,211	296,561

i)	Credit Suisse Syndicated Loan -

In December 2015, the Group entered into a medium term loan credit agreement for up to US$200 million (equivalent to S/672 million), with Credit Suisse AG, Cayman Islands Branch, Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC. The initial term of the loan was set at five years, with quarterly installments starting to be paid on the 18th month. The loan accrued interest at a rate of three months Libor plus 3.9% per year. The proceeds were used to finance the equity interest in GSP. As of December 31, 2016, the outstanding balance amounted to US$148.5 million (equivalent to S/498.8 million), and it is included within the current portion.

On June 27, 2017, the Group renegotiated the terms of this loan to clear breaches related to the termination of the GSP concession. The new terms require repayment by December, 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment. The syndicated loan accrues interest at LIBOR plus 4.90% per year. Under the amendment, the Group is prohibited from paying dividends until the loan is fully repaid. The loan is secured by (i) a lien on Concar’s shares; (ii) a lien on Almonte’s shares; (iii) a mortgage over certain real estate properties in Miraflores and Surquillo; (iv) liens on certain accounts; (v) a lien on GyM’s share; (vi) a second lien on CAM Holding SPA’s shares; (vii) a second lien on CAM Servicios del Perú S.A.’s shares; and (viii) a first lien on cash flows from the sale of certain assets.

The agreement contains certain covenants, including the obligation by the Company to maintain the following financial ratios during the term of the agreement: (1) the Consolidated EBITDA to Consolidated Interest Expense Ratio shall not be less than 3.5:1.0 commencing on April 1, 2018 and thereafter; (2) the Consolidated Leverage Ratio (as defined therein) shall not be greater than 3.5:1.0 at any time during the period commencing on December 31, 2016 and ending on March 31, 2017; 3.5:1.0 at any time during the period commencing on July 1, 2017 and ending on September 30, 2017; and no greater than 2.5:1.0 at any time thereafter; and (3) the Debt Service Coverage Ratio as of the last day of any fiscal quarter of the borrower, falling on or after the first anniversary of the closing date, shall not be less than 1.5:1.0, commencing on April 1, 2018 and thereafter.

(All amounts expressed in thousands of S/ unless otherwise stated)

As of the date of this annual report, we are under continuing default in this financing due to the non-delivery of the audited consolidated financial statements of Graña y Montero and GyM for the 2016 and 2017 fiscal years. The syndicated loan required that we provide the financial statements for the 2016 and 2017 fiscal years no later than April 30, 2018. We are in the process of obtaining waivers from the lenders.

As of to date, the outstanding balance of the loan capital is US$81.1 million (equivalent to S/264.9 million).

ii)	GSP Bridge Loan -

At December 31, 2016, the current balance includes US$129 million (equivalent to S/433.3 million) of the corporate guarantee issued by the Company to secure the bridge loan given to GSP, which was enforceable at that date. On June, 2017, the Company has reached a new term loan with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (equivalent to S/264.8 million), the proceeds of which were used to repay the GSP bridge loan.

The maturity is June, 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year. The new term contains the following covenant: the consolidated leverage ratio shall not be more than 3.5:1.0 at any time, and accrues interest at LIBOR plus 4.50% per year, which increases to 5.00% during the second year and 5.50% during the third year. Under the new term, the Group is prohibited from paying dividends until the loan is fully repaid. Also, the new term is secured by (i) a first lien on rights to receive the termination payment derived from the GSP termination (the “VCN”), (ii) a second lien on our shares of GyM and Concar; (iii) a second lien on our shares of Almonte; (iv) a second lien on certain real estate properties in Miraflores and Surquillo; (v) a second lien on our shares of CAM Holding SPA; (vi) a second lien on our shares of CAM Servicios del Perú S.A.; and (vii) a first lien on cash flows from the sale of certain assets.

As of the date of this annual report, we are under certain continuing defaults under the term loan with respect to certain financial ratios and the non-delivery of the audited consolidated financial statements of Graña y Montero for the 2016 and 2017 fiscal years. The term loan required that we provide the financial statements for the 2016 and 2017 fiscal years no later than April 30, 2018. As of March 2018, (a) our Consolidated Leverage Ratio (as defined therein) was 2.62, rather than no more than 2.50 as required under the syndicated loan and (b) [●]. We are in the process of obtaining waivers from the lenders.

b)	Finance lease obligations -

			Current		Non-current
	Interest	Date of	At December 31		At December 31
	rate	maturity	2015	2016	2015	2016
GyM S.A.	1.90% / 8.96%	2016 / 2023	116,205	80,570	88,715	58,937
GMD S.A.	4.99% / 7.00%	2016 / 2020	10,474	10,404	20,024	12,099
Adexus S.A.	3.36% / 18.00%	2016 / 2020	—	9,884	—	12,287
Viva GyM S.A.	7.30% / 8.95%	2018 / 2022	3,957	4,847	19,190	16,541
GMP S.A.	2.65% / 7.20%	2016 / 2018	5,272	4,206	13,087	9,035
CAM Holding S.A.	7.19% / 9.27%	2016 / 2020	4,633	3,729	12,382	10,590
Others	3.23% / 7.75%	2016 / 2019	4,619	3,667	2,727	3,345

			145,160	117,307	156,125	122,834

The minimum payments to be made by maturity and present value of the finance lease obligations are as follows:

	At December 31,
	2015	2016
Up to 1 year	157,957	127,496
From 1 to 5 years	160,824	112,769
Over 5 years	10,431	19,506

	329,212	259,771
Future financial charges on finance leases	(27,927)	(19,630)

Present value of the obligations for finance lease contracts	301,285	240,141

(All amounts expressed in thousands of S/ unless otherwise stated)

The present value of finance lease obligations is broken down as follows:

	At December 31,
	2015	2016
Up to 1 year	145,160	117,307
From 1 year to 5 years	146,316	105,978
Over 5 years	9,809	16,856

	301,285	240,141

c)	Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amount		Fair value
	At December 31,		At December 31,
	2015	2016	2015	2016
Bank overdrafts	—	8,396	—	8,396
Loans	1,480,071	2,131,901	1,493,981	2,142,890
Leases	301,285	240,141	308,202	240,089

	1,781,356	2,380,438	1,802,183	2,391,375

Fair values are determined based on discounted expected cash flows using borrowing rates between 1.3% and 14.3% (between 4.8% and 13.1% in 2015) that corresponds to level 2 of the fair value hierarchy.

20	BONDS

At December 31 this account comprises:

	Total		Current		Non-current
	2015	2016	2015	2016	2015	2016
GyM Ferrovías	607,868	604,031	31,546	20,551	576,322	583,480
Norvial	186,223	363,683	5,537	25,540	180,686	338,143

	794,091	967,714	37,083	46,091	757,008	921,623

GyM Ferrovías S.A. -

In February 2015, subsidiary GyM Ferrovías carried out an international issue of corporate bonds under the U.S. Regulation S. The issue was carried out in Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. The costs of issue in this transaction were S/22 million. Maturity of these bonds is November 2039 and interest is accrued at a rate of 4.75% (plus VAC adjustment); they have a risk rating of AA+ (local level) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo and a guarantee scheme that includes a mortgage on the concession to which GyM Ferrovías is the concessionaire, security interest over the shares of GyM Ferrovías, Cession of the Collection Rights of the Administration Trust, a Flow and Reserve Account Trust for the Debt, Operation and Maintenance Service and Capex currently in progress. At December 31, 2016 the Group amortized a total of S/38.4 million (S/16 million in 2015).

At December 31, 2016 the balance included accrued interest and VAC adjustments payable for S/34.5 million (S/17.3 million at December 31, 2015).

As part of the process of bond structuring, GyM Ferrovías engaged to report on and verify the following covenants measured on the basis of the individual financial statements:

•	Maintaining debt service coverage ratio of not less than 1.2 times.

(All amounts expressed in thousands of S/ unless otherwise stated)

•	Mantaining a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)

•	Maintaining a constant minimum balance of trust equal to two coupons as per schedule.

Norvial S.A. -

In July 2015, Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The first issue was for S/80 million at 5 years, bearing an interest rate of 6.75% and funds drawdown performed on July 23, 2015. The second issue was for S/285 million at 11.5 years, bearing an interest rate of 8.375%, structured in 3 disbursements: the first disbursement of S/105 million was on July 23, 2015; the second disbursement of S/100 million was on January 25, 2016; and the third disbursement of S/80 million will be made effective in July 25, 2016. The issues costs corresponding to the first issue and the first disbursement of the second issue were for S/3.9 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

This financing transaction has been secured by (i) a cash flow trust, related to the consideration and the regulatory rate; (ii) a mortgage on the concession in which Norvial S.A. is a concessionaire; (iii) a security on shares; (iv) collection rights and (v) in general, all those additional collaterals given to the secured creditors.

The capital raised is intended to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from project-related expenses.

At December 31, 2016 the balance included interest payables for S/4.9 million (S/2.7 million at December 31, 2015).

As part of the process of bond structuring, Norvial engaged to report on and verify periodically the compliance of the following covenants:

•	Debt service coverage ratio of not less than 1.3 times.

•	Proforma gearing ratio lower than 4 times.

As of December 31, 2015 and 2016 both Companies have complied with their covenants.

Fair value of the bonds of both Companies at December 31, 2016 amounted to S/1,055 million (S/769.5 million at December 31, 2015), which was calculated under discounted cash flows method, using rates between 4.20% and 7.99% (between 4.88% and 8.89% at December 31, 2015), which are within level 2 of the fair value hierarchy.

21	TRADE ACCOUNTS PAYABLE

At December 31 this account comprises:

	2015	2016
Unbilled services received	703,801	924,025
Invoices payable	911,793	350,559
Bills of exchange payable	20,168	2,033

	1,635,762	1,276,617

Unbilled services received include the estimate made by Management of the valuation of the percentage of completion, amounting to S/127.2 million at December 31, 2016 (S/164.1 million at December 31, 2015).

(All amounts expressed in thousands of S/ unless otherwise stated)

22	OTHER ACCOUNTS PAYABLE

At December 31, this account comprises:

	2015	2016
Advances received from customers	607,097	810,755
Salaries and profit sharing payable	232,102	176,022
GSP performance guarantee (Note 37-a-i)	—	176,401
Put option liability on Morelco acquisition (Note 29 and 33-b)	111,349	110,604
Third-party loans	94,553	69,991
VAT payable	77,461	51,607
Other taxes payable	51,893	50,548
Supplier funding	59,992	40,612
Acquisition of non-controlling interest (Note 36-a,i)	—	32,102
Guarantee deposits	26,806	16,799
VAT payable - Fractional	—	14,170
Post-retirement benefits	9,043	9,088
Interest payable to Oiltanking Perú S.A.C.	9,015	—
Other accounts payables	33,085	50,411

	1,312,396	1,609,110
Less non-current portion:
Advances received from customers	(80,936)	(300,388)
Put option liability - Morelco acquisition	(111,349)	(110,604)
Third-party loans	—	(32,000)
Supplier funding	(33,031)	(14,086)
VAT payable - Fractional	—	(12,099)
Post-retirement benefits	(9,043)	(9,088)
Others	(12,037)	(34,538)

	(246,396)	(512,803)

Current portion	1,066,000	1,096,307

Advances received from customers relate mainly to construction projects and are discounted from billing under the terms of the relevant agreements.

The fair value of the short-term payables approximates their carrying amount due to their short-term maturities. The non-current portion, mainly comprises non-financial liabilities such as advances received from customers; the remaining balance is not significant for any period shown in the financial statements.

23	PROVISIONS

At December 31 this account comprises:

	2015	2016
Legal claims	15,000	15,732
Contingent liabilities from the acquisition of Morelco	15,374	5,182
Contingent liabilities from the acquisition of Coasin and Vial yVives - DSD	7,586	1,815
Contingent liabilities from the acquisition of Adexus	—	1,128
Contingent liabilities from CAM acquisition	3,819	—
Provision for well closure (Note 5.1 d)	19,149	17,216

	60,928	41,073
Less:
Non-current portion	(47,460)	(26,542)

Current portion	13,468	14,531

(All amounts expressed in thousands of S/ unless otherwise stated)

At December 31, 2016, legal claims mainly comprise provisions for labor liabilities and tax claims for S/14.7 million (S/8 million at December 31, 2015). Claims with the tax authority have been accounted for based on management estimates of the amounts the Group would most likely be required to pay in regard of these current court actions. Due to the fact those amounts will depend on the tax authority, the Group does not have an estimated timing of when these cash outflows would be required.

This legal claims balance also includes court actions brought against the Group by the Peruvian energy regulator (OSINERGMIN) resulting from the storage of hydrocarbons and the applicable environmental laws and regulations for S/6.3 million (S/6.1 million at December 31, 2015).

The gross movement of other provisions is broken down as follows:

Other provisions	Legal claims	Contingent liabilities resulting from acquisitions	Provision for well closure	Total
At January 1, 2015	13,056	45,349	7,210	65,615
Additions	6,297	—	11,943	18,240
Reversals	—	(7,796)	—	(7,796)
Offsetting	—	(1,216)	—	(1,216)
Deconsolidation of CAM Brazil	(2,353)	—	—	(2,353)
Payments	(1,580)	(5,186)	(4)	(6,770)
Translation adjustments	(420)	(4,372)	—	(4,792)

At December 31, 2015	15,000	26,779	19,149	60,928

At January 1, 2016	15,000	26,779	19,149	60,928
Additions	9,486	—	462	9,948
Acquisition of subsidiaries	1,926	1,149	—	3,075
Reversals	(10,569)	(17,883)	(2,395)	(30,847)
Payments	(298)	(2,458)	—	(2,756)
Translation adjustments	187	538	—	725

At December 31, 2016	15,732	8,125	17,216	41,073

The reverses relate mainly to contingent liabilities in 2016 from subsidiaries Morelco, Vial y Vives - DSD and CAM Chile for S/10.1 million, S/4.0 million and S/3.8 million, respectively (from subsidiaries CAM Chile for S/7.8 million in 2015).

24	EQUITY

a)	Capital -

At December 31, 2016 and 2015, the authorized, subscribed and paid-in capital, according to the Company’s by laws, and its amendments, comprises 660,053,790 common shares at S/1.00 par value each.

At December 31, 2014 a total of 253,635,480 shares were represented by ADS, equivalent to 50,727,096 ADS at a ratio of 5 shares per ADS; a total of 250,860,370 shares were represented by ADS, equivalent to 50,172,074 ADSs at December 31, 2015 and a total of 264,809,545 shares were represented by ADS, equivalent to 52,961,909 ADSs at December 31, 2016

(All amounts expressed in thousands of S/ unless otherwise stated)

As of December 31, 2016 the Company’s shareholding structure was as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage of interest
Up to 1.00	1,988	15.77
From 1.01 to 5.00	9	21.13
From 5.01 to 10.00	1	5.12
Over 10	2	57.98

	2,000	100.00

As of December 31, 2016 the year-end quoted price of the Company’s shares was S/4.7 per share, with a trading frequency of 97.60% (quoted price of S/1.97 per share and a trading frequency of 91.94% at December 31, 2015).

b)	Other reserves -

This item comprises legal reserve exclusively. In accordance with Peruvian Company Law, the Company’s legal reserve is formed by the transfer of 10% of the annual net profits, up to a maximum of 20% of the paid-in capital. In the absence of profits or freely available reserves, this legal reserve can be applied to offset losses but it has to be replenished with the profits to be obtained in subsequent years. This reserve can also be capitalized but its subsequent replenishment is equally mandatory. At December 31, 2016 and 2015 the legal reserve balance reached the above-mentioned limit.

c)	Voluntary reserve -

At December 31, 2016 and 2015 the balance of this reserve of S/29.97 million correspond to the excess legal reserve, which is above the limit established of 20% of paid-in capital.

d)	Share premium -

This item comprises the excess of the total proceeds obtained for the issuance of common shares in 2013 in comparison with the nominal value of those for S/1,055,488.

Also, this balance shows the difference between the par value and transaction value of the non-controlling interest acquired. A detail of this transactions is disclosed in Note 36.

e)	Retained earnings -

Dividends to be distributed to shareholders other than legally resident entities are subject to a 4.1% rate (based on 2014’s profits), 6.8% (based on 2015’s and 2016’s profits) and 5.00% (on profits for 2017 and onwards) of income tax payable by these shareholders; this tax rate should be withheld and settled by the Company. Dividends were distributed over 2016 and 2015 (Note 34).

(All amounts expressed in thousands of S/ unless otherwise stated)

25	DEFERRED INCOME TAX

Deferred income tax is broken down by its estimated reversal period as follows:

	At December 31,
	2015	2016
Deferred income tax asset:
Reversal expected in the following 12 months	76,469	86,990
Reversal expected after 12 months	71,376	340,018

Total deferred tax asset	147,845	427,008

Deferred income tax liability:
Reversal expected in the following 12 months	(10,551)	(166)
Reversal expected after 12 months	(88,612)	(73,003)

Total deferred tax liability	(99,163)	(73,169)

Deferred income tax (liability) asset, net	48,682	353,839

The gross movement of the deferred income tax item is as follows:

	2014	2015	2016
Deferred income tax asset (liability), net as of January 1	(3,033)	58,723	48,682
Credit to income statement (Note 29)	57,689	(175)	263,806
Adjustment for changes in rates of income tax	2,746	(2,008)	17,105
Credit (charge) to other comprehensive income	(1,328)	(7,298)	15,004
Tax charged to equity	—	—	159
Acquisition of a subsidiary	6,172	—	10,363
Acquisition of joint operation	—	1,476	—
Other movements	(3,523)	(2,036)	(1,280)

Total as of December 31	58,723	48,682	353,839

(All amounts expressed in thousands of S/ unless otherwise stated)

The movement of deferred tax assets and liabilities in the year, without taking into account the offsetting of balances, is as follows:

Deferred income tax liability	Non-taxable income	Difference in depreciation rates	Fair value gains	Outstanding work in progress	Difference in depreciation rates of assets leased	Receivables from local Government	Borrowing costs recognized as assets	Purchase price allocation	Others	Total
At January 1, 2014	14,190	13,121	27,857	86,774	10,500	—	—	—	3,628	156,070
Charge (credit) to P&L	—	9,936	(8,585)	(72,488)	219	—	—	—	5,754	(65,164)
Charge (credit) to OCI	—	—	—	—	—	—	—	—	1,328	1,328
Reclassification of prior years	—	13,458	(5,540)	82	(274)	—	—	—	7,777	15,503
Other	—	—	—	—	—	—	—	—	3,047	3,047

At December 31, 2014	14,190	36,515	13,732	14,368	10,445	—	—	—	21,534	110,784

Charge (credit) to P&L	—	2,791	15,338	16,393	—	9,986	15,178	—	1,347	61,032
Charge (credit) to OCI	—	—	7,016	—	—	—	—	—	281	7,297
Reclassification of prior years	(14,190)	5,849	(5,402)	(6,038)	(10,445)	15,557	—	—	(11,354)	(26,020)

At December 31, 2015	—	45,155	30,684	24,723	—	25,543	15,178	—	11,808	153,093

Charge (credit) to P&L	—	16,595	13,587	(16,481)	—	3,324	6,240	—	2,619	25,883
Charge (credit) to OCI	—	—	(15,348)	—	—	—	—	—	—	(15,348)
Reclassification of prior years	—	—	(28,923)	—	—	—	—	30,187	(1,264)	—
Acquisition of Adexus	—	—	—	—	—	—	—	(3,069)	—	(3,069)

At December 31, 2016	—	61,750	—	2,452	—	28,867	21,418	27,118	13,163	160,559

(All amounts expressed in thousands of S/ unless otherwise stated)

Deferred income tax asset	Provisions	Accelerated tax depreciation	Tax losses	Outstanding work in progress	Provision for unpaid vacations	Investments in subsidiaries	Impairment	Tax goodwill	Others	Total
At January 1, 2014	23,887	8,343	52,880	51,645	7,294	—	—	—	8,990	153,039
Credit (charge) to P&L	1,579	9,054	2,492	(24,886)	4,083	5,613	—	—	(2,664)	(4,729)
Acquisition of Coasin (Note 32-c)	16	—	—	—	—	—	—	—	—	16
Acquisition of Morelco (Note 32-b)	—	—	—	—	—	6,156	—	—	—	6,156
Others	—	—	—	—	—	—	—	—	(473)	(473)
Reclassification of prior years	324	5,953	3,664	(2,818)	5,596	—	—	—	2,783	15,502

At December 31, 2014	25,806	23,350	59,036	23,941	16,973	11,769	—	—	8,636	169,511

Credit (charge) to P&L	342	4,076	26,661	18,623	772	(13,832)	—	17,522	4,646	58,810
Acquisition of joint operation	—	—	—	—	—	1,476	—	—	—	1,476
Others	—	—	—	—	—	—	—	—	(1,895)	(2,002)
Reclassification of prior years	(5,199)	(12,534)	5,615	(19,544)	(2,768)	2,063)	—	—	5,263	(26,020)

At December 31, 2015	20,973	14,892	91,313	24,103	14,977	1,476	—	17,522	16,463	201,775

Charge (credit) to P&L	84,571	1,489	51,163	(6,486)	(2,005)	(312)	172,052	3,003	3,322	306,794
Charge (credit) to equity	159	—	—	—	—	—	—	—	—	159
Charge (credit) to OCI	—	—	—	—	—	—	—	—	(343)	(343)
Acquisition of Adexus (Note 32-a)	—	—	10,607	—	—	—	—	—	(3,313)	7,294
Others	—	—	—	—	—	(556)	—	—	(724)	(1,280)

At December 31, 2016	105,679	16,381	153,083	17,614	12,972	608	172,052	20,525	15,487	514,398

At December 31, 2016, total tax losses amounted to S/507.3 million of which S/22.28 million are expected to be applied in 2017, S/57.55 million in 2018 and the remaining balance in the following fiscal years (S/334.5 million in 2015, of which S/53.6 were expected to be applied in 2016, S/56.9 million in 2017 and the remaining balance in the following fiscal years).

Tax goodwill arose from a tax credit balance resulting from the reorganization of Chilean subsidiaries in 2014 under Chilean tax laws and regulations. In 2016, the arbitration process relating to Project Collahuasi was completed and an additional payment was determined to be paid to the Chilean subsidiary selling party; which resulted in a higher balance in this item.

(All amounts expressed in thousands of S/ unless otherwise stated)

26	WORKERS’ PROFIT SHARING

Worker’s profit sharing is broken down in the income statement as of December 31 as follows:

	2014	2015	2016
Cost of sales of goods and services	27,396	27,618	15,234
Administrative expenses	9,541	7,263	1,297

	36,937	34,881	16,531

27	EXPENSES BY NATURE

For the years ended December 31 this item comprises the following:

	Goods and	Administrative
	services	expenses
2014:
Inventories, materials and consumables used	1,148,533	52
Wages, salaries and fringe benefits	1,864,053	210,028
Services provided by third-parties	2,105,226	120,714
Taxes	11,356	6,212
Other management charges	686,593	63,124
Depreciation	170,785	14,525
Amortization	68,089	6,641
Impairment of inventories	62	—
Impairment of accounts receivable	—	71
Impairment of property, plant and equipment	2,415	—

	6,057,112	421,367

2015:
Inventories, materials and consumables used	1,094,836	—
Wages, salaries and fringe benefits	2,128,130	215,101
Services provided by third-parties	2,953,247	137,980
Taxes	37,129	1,919
Other management charges	651,057	30,225
Depreciation	199,015	18,055
Amortization	81,841	7,514
Impairment of inventories	62	—
Impairment of accounts receivable	13,118	—
Impairment of property, plant and equipment	7,086	2,591

	7,165,521	413,385

2016:
Inventories, materials and consumables used	942,354	—
Wages, salaries and fringe benefits	1,544,128	234,474
Services provided by third-parties	2,358,699	118,293
Taxes	13,922	1,771
Other management charges	273,601	24,882
Depreciation	193,434	12,088
Amortization	74,849	7,894
Impairment of inventories	36,353	—
Impairment of accounts receivable (Note 5.1-f)	419,584	—
Impairment of property, plant and equipment	9,263	—

	5,866,187	399,402

(All amounts expressed in thousands of S/ unless otherwise stated)

For the years ended December 31 wages, salaries and fringe benefits comprise the following items:

	2014	2015	2016
Salaries	1,579,515	1,792,723	1,312,968
Social contributions	133,760	177,307	107,340
Statutory bonuses	134,892	135,980	147,311
Employee’s severance indemnities	91,100	98,604	72,608
Vacations	69,417	79,354	66,305
Worker’s profit sharing (Note 26)	36,937	34,881	16,531
Others	28,460	24,382	55,539

	2,074,081	2,343,231	1,778,602

28	FINANCIAL INCOME AND EXPENSES

For the years ended December 31 these items comprise the following:

	2014	2015	2016
Financial income:
Interest on short-term bank deposits	8,010	12,413	9,229
Interest on loans to third parties	899	19,749	6,142
Commissions and collaterals	969	3,026	4
Others	1,584	2,919	5,419

	11,462	38,107	20,794

Financial expenses:
Interest expense:
- Bank loans	21,307	55,027	99,730
- Bonds	—	6,370	25,352
- Financial lease	12,872	15,243	13,847
- Commissions and collaterals	4,927	9,368	10,168
- Loans from third parties	2,432	6,335	4,681
- Interest on loans from related parties	3,026	814	3,452
- Multilateral loans	5,022	—	—
Exchange difference loss, net	44,282	82,851	12,527
Derivative financial instruments	1,819	1,691	1,248
Lost by Measurement of Financial Asset VR	—	—	76,864
Other financial expenses	9,992	12,256	18,402
Less capitalized interest	(2,863)	(13,153)	(34,700)

	102,816	176,802	231,571

(All amounts expressed in thousands of S/ unless otherwise stated)

29	OTHER INCOME AND EXPENSES, NET

For the years ended December 31 these items comprise the following:

	2014	2015	2016
Other income:
Sales of fixed assets	33,711	25,690	40,146
Reversal of legal and tax provisions (Note 23)	9,394	7,796	18,778
Legal indemnities	—	—	8,957
Sales of investments	7,481	60	46
Dividends received from TGP (Note 10)	9,350	7,215	—
Disposal of non-current assets classified as held for sale	—	8,775	—
Present value of the liability from put option	—	18,627	—
Others	7,509	14,467	18,792

	67,445	82,630	86,719

Other expenses:
Impairment of goodwill and trademarks	—	—	54,308
Net cost of fixed assets disposal	29,367	15,669	31,339
Loss on remeasurement of previously held interest (Note 33-a)	—	—	6,832
Present value of the liability from put option	—	—	984
Cost of sales of non-current assets classified as held for sale	—	8,945	—
Others	22,942	729	6,526

	52,309	25,343	99,989

	15,136	57,287	(13,270)

30	TAX SITUATION

a)	In accordance with current legislation in Peru, Chile, Brazil, Colombia, Ecuador, Bolivia, Guyana and Panama, each company in the Group is individually subject to the applicable taxes. Management considers that it has determined the taxable income under general income tax laws in accordance with the tax legislation current effective of each country.

b)	Changes in the Peruvian Income Tax Law -

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

By means of Legislative Decree No. 1261, enacted on December 10, 2016 the Peruvian income tax law was amended to be effective from fiscal 2017 onwards. This amendment sets forth a corporate income tax rate of 29.5%. It also sets forth an income tax rate on dividends of 5% applicable to non-domiciled legal entities and individuals effective from fiscal 2017 onwards. Undistributed profits up to December 31, 2016 will continue to be affected to a 6.8% income tax rate regardless of whether the distribution is agreed or occurs in subsequent periods.

c)	Amendments to Income Tax Law in Chile -

On September 29, 2014, Law No 20780 was enacted by which certain changes are made to the Chilean tax system, such as: changes in the Income Tax Law, VAT Law and Tax Code. Also, on February 1, 2016 Law No 20899 was enacted to simplify and define the application of the above-mentioned tax reform. With respect to income tax, two systems have been established:

(All amounts expressed in thousands of S/ unless otherwise stated)

i)	Attributable income system: the tax rate of first-category applicable on entities will be progressively increased, 21% in 2014, 22.5% in 2015, 24% in 2016, up to 25% in 2017. Its choice is being restricted to companies whose partners are individuals domiciled or resident in Chile or individuals or legal persons non-domiciled and non-resident in Chile. This system levies the shareholders of Chilean entities with taxes on an annual basis regardless of any effective distribution of profits from the local entity; and entitles them to use the total taxes paid as income tax fiscal credit.

ii)	Partially integrated system: of first-category taxes applicable on entities will be progressively increased, 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017, up to 27% in 2018. Subject to this system are corporations and entities in which at least one of its owners is not an individual (whether domiciled or not) or non-domiciled legal entity. This system levies the shareholders of Chilean entities that distribute dividends and entitle them to use such distribution as a fiscal credit at a 65% of the total taxes paid. This limit does not apply to investors with whom Chile had signed double taxation agreements, such as Peru.

d)	Changes in the Income Tax Law in Colombia -

In December 2014 Law No 1739 was enacted amending the Tax Code and introducing diverse temporary changes in Income Tax, CREE (Tax on income for equity) and includes the tax on wealth (Impuesto a la Riqueza). Major changes are as follows:

•	Setting the CREE tax rate at 9% and creating an incremental additional overrate effective until 2018, as follows: for fiscal 2015, 2016, 2017 and 2018 the applicable CREE tax overrate will be 5%, 6%, 8% and 9%, respectively.

•	Starting 2015 tax losses can be offset to the CREE taxable amount.

•	The tax on wealth levies the wealth owned by an individual or legal entity that are income taxpayers; this is determined on the basis of the gross equity less current debts that are equal to or higher than a 1,000 million Colombian pesos (S/1.1 million approximately) at January 01, 2015.

•	The tax on wealth rates are marginal and cascaded in ranges of taxable base ranging from 0.2% to 1.15% in 2015, from 0.15% to 1% in 2016 and from 0.05% to 0.4% in 2017.

In December 2016 Law No.1819 was published with another amendment to the tax laws, effective from fiscal 2017. Major changes are as follows:

•	Income tax rates effective until 2016 (Income tax + CREE+ Overrate + Wealth) are now simplified with one single rate, i.e. 34% income tax rate and a temporary overrate of 6% for fiscal 2017 and an income tax rate of 33% and a temporary overrate of 4% for fiscal 2018 and onwards on a taxable income of above S/895 thousand (equivalent to COP800 million).

•	The Colombian taxable income, applicable when there are tax losses, will be subject to a tax base of 4% of the liquid equity (formerly 3%) and will be considered as a “on-account payment” of the taxable income.

•	Tax losses can be offset in the following eight (8) years from the date they were generated.

•	The special rate on dividends and interests obtained by non-domiciled foreign legal entities and individuals will be 5%

•	VAT rate changes from 18% to 19%

e)	The income tax expense shown in the consolidated income statement comprises:

	2014	2015	2016
Current income tax	212,569	138,164	176,894
Deferred income tax (Note 25)	(60,435)	2,222	(280,911)
PPUA	(5,938)	(41,359)	(7,789)

Income tax expense	146,196	99,027	(111,806)

(All amounts expressed in thousands of S/ unless otherwise stated)

Under Chilean Legislation, when a Company reports tax losses, it can apply for a refund of first-category taxes paid in prior years up to an amount that equals the taxes that would be levied on the tax losses, provided that no dividends have been distributed on the income obtained from the refund. The amount to be refunded by the Chilean Tax Authorities is called “provisional payment on absorbed profits - PPUA”. The Company recognizes income from income tax and an account receivable when applying for this tax refund.

In 2016 the PPUA-derived income is related to the tax losses reported by of subsidiary VyV-DSD. In 2015 this item was related to the tax losses reported by CAM Chile Spa and VyV-DSD, amounting to S/19.4 million and S/21.9 million, respectively.

f)	The Group’s income tax differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit reported by of the consolidated companies, as follows:

	2014	2015	2016
Pre-tax profit	507,428	154,616	(563,404)

Income tax by applying local applicable tax rates on profit generated in the respective countries	146,113	54,631	(157,276)
Tax effect on:
- Non-taxable income	(14,420)	(31,266)	(1,068)
- Equity method (profit) loss	1,790	2,171	3,673
- Non-deductible expenses	25,967	9,831	57,044
- Unrecognized deferred tax asset income (expense)	13,922	31,432	(4,535)
- Adjustment for changes in rates of income tax	(2,746)	2,008	(17,105)
- Tax goodwill	(20,542)	—	—
- PPUA adjustment for changes in tax rates	(5,938)	15,296	4,871
- Change in prior years estimations	3,891	12,762	(181)
- Others, net	(1,841)	2,162	2,771

Income tax charge	146,196	99,027	(111,806)

g)	The theoretical tax disclosed resulted from applying the income tax rate stipulated in the tax laws of the country in which a Group company is legally resident. Accordingly, for fiscal 2016, companies that are legally resident in Peru, Chile and Colombia applied income tax rates of 28%, 24% and 40% respectively (28%, 22.5% and 39% for 2015; 28%, 21% and 34% for 2014). Norvial, GyM Ferrovías, Vesur and GMP (Blocks III and IV) have legal stability agreements with Peruvian Government, in force for all years preserved. In this sense, the consolidated theoretical amount is obtained as a weighted average pre-tax profit or loss and the applicable income tax rate.

(All amounts expressed in thousands of S/ unless otherwise stated)

Country	Statutory tax rate	Pre - tax profit	Tax at statutory tax rate
	(A)	(B)	(A)*(B)
2016
Perú	28.00%	(1,071,663)	(300,066)
Perú - Norvial	27.00%	63,583	17,167
Perú - GyM Ferrovías	30.00%	34,760	10,428
Perú – Vesur	30.00%	888	267
Perú – GMP	30.00%	8,602	2,581
Chile	24.00%	(86,151)	(20,676)
Colombia	40.00%	(25,555)	(10,222)
Bolivia	25.00%	(703)	(176)
Unrealized gains		512,836	143,421

Total		(563,404)	(157,276)

2015
Perú	28.00%	174,432	48,841
Perú - Norvial	27.00%	54,471	14,707
Perú - GyM Ferrovías	30.00%	26,954	8,086
Perú – Vesur	30.00%	2,336	701
Perú – GMP	30.00%	15,007	4,502
Chile	22.50%	(95,284)	(21,439)
Colombia	39.00%	40,900	15,951
Bolivia	25.00%	(57,382)	(14,345)
Unrealized gains		(6,817)	(2,045)

Total		154,616	54,631

2014
Perú	30.00%	288,917	86,675
Perú - Norvial	27.00%	41,999	11,340
Perú - GyM Ferrovías	30.00%	22,894	6,868
Perú – Vesur	30.00%	96	29
Perú – GMP	30.00%	92,425	27,728
Chile	21.00%	49,484	10,392
Colombia	34.00%	1,290	439
Bolivia	25.00%	484	121
Others - elimination		9,839	2,521

Total		507,428	146,113

h)	Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years - from January 1 of the year after the date when the tax returns are filed (years subject to examination). Therefore, years 2012 through 2016 are subject to examination by the tax authorities. Since differences may arise over the interpretation by the tax authorities of the regulations applicable to the Company, it is not possible at present to estimate if any additional tax liabilities will arise as a result of any eventual examinations. Any additional tax, fines and interest, if they occur, will be recognized in the results of the period when such differences with the tax authorities are resolved. Management considers that no significant liabilities will arise as a result of these possible tax examinations. Additionally, income tax returns for fiscal years 2013 to 2014 and those to be filed for fiscal year 2016 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns have been filed. Fiscal years 2014 and 2015 are open for tax audit by Colombian tax authorities; fiscal 2016 will also be open for audit. Colombian tax authorities are entitled to audit two consecutive years following the date the income tax returns were filed.

i)	As established under regulations in force in Peru, for purposes of determining income tax and the general sales tax, transfer pricing must be taken into account for transactions with related parties and/or tax havens, which must be supported with the relevant documentation and information on the methods and valuation criteria applied in their determination. Peruvian tax authorities are entitled to request such information from the taxpayer.

(All amounts expressed in thousands of S/ unless otherwise stated)

j)	Temporary tax on net assets -

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

k)	The weighted average rate applicable is 19.84% (64.05% in 2015 and 28.8% in 2014). The decrease in the effective tax rate , as compared to that one effective in the previous year, primarily to the following:

•	CCDS. In 2016, expenses related to manager cost and expenses provisions did not meet the requirements of the Peruvian tax legislation.

•	Morelco. In 2016, assets were written off because their supporting documentation did not meet the requirements of the Colombia tax legislation.

•	GyM. In 2016, a provision of taxes, fines and interests related to an appeal of Tax Court process (VAT and Income Tax 2001) was registered. This provision of expense is not deductible for tax purposes.

•	CAM SPA. In 2015 a deduction was obtained in the base of the taxable income resulting from the disposal of CAM Brazil, in respect of which the tax cost was higher than the accounting cost.

l)	At December 31, 2015 deferred income tax asset was not recognized on tax losses mainly of Consorcio Rio Mantaro, Graña y Montero Construcciones y Montajes S.A., Consorcio Norte Pachacutec y Consorcio Urubamba, since of some no taxable profits are expected to be obtained . The deferred income tax asset not recognized was for S/30.6 million. At 2016, Consorcio Río Mantaro obtained a profit applied to tax losses and adjust the deferred income tax asset no recognized for S/5 millon.

m)	The current income tax payable, after applying the corresponding tax credits and whose due date arrives until the first week of April of the following year, includes mainly:

•	CCDS, S/14.9 million in 2016

•	Consorcio AMDP, S/9.3 million in 2016

•	Terminales del Perú, S/3.6 million in 2016

•	Concar, S/3.3 million in 2016

31	ACCUMULATED OTHER COMPREHENSIVE INCOME

The	analysis of the movement is as follows:

				Exchange
		Foreign	Increase in	difference from
		currency	fair value of	net investment
	Cash flow	translations	available-for	in a foreign
	hedge	adjustment	sale assets	operation	Total
At January 31, 2014	(2,153)	(5,944)	26,520	—	18,423
(Charge) credit for the year	750	(13,086)	4,811	(17,030)	(24,555)
Tax effects	(210)	—	(1,251)	4,428	2,967
Adjustment for changes in rates of income tax	—	—	1,089	—	1,089

Other comprehensive income of the year	540	(13,086)	4,649	(12,602)	(20,499)

At December 31, 2014	(1,613)	(19,030)	31,169	(12,602)	(2,076)

(Charge) credit for the year	954	(45,411)	26,991	(6,942)	(24,408)
Tax effects	(267)	—	(7,018)	1,804	(5,481)

Other comprehensive income of the year	687	(45,411)	19,973	(5,138)	(29,889)

At December 31, 2015	(926)	(64,441)	51,142	(17,739)	(31,965)

(Charge) credit for the year	1,190	9,885	(3,149)	10,965	18,891
Tax effects	(351)	—	929	(3,243)	(2,665)
Transfer to profit or loss (Note 10)	—	—	(41,461)	1,562	(39,899)

Other comprehensive income of the year	839	9,885	(43,681)	9,284	(23,673)

At December 31, 2016	(87)	(54,556)	7,461	(8,455)	(55,638)

(All amounts expressed in thousands of S/ unless otherwise stated)

Amounts in the table above represent only amounts attributable to the Company’s controlling interest net of taxes. Below is the movement in Other Comprehensive Income for each year:

	2014	2015	2016
Controlling interest	(20,499)	(29,889)	(23,673)
Non-controlling interest	(7,986)	(15,235)	4,191
Adjustment for actuarial gains and losses, net of tax	(1,332)	(2,921)	(1,119)

Total value in OCI	(29,817)	(48,045)	(20,601)

32	CONTINGENCIES, COMMITMENTS AND GUARANTEES

a)	Tax contingencies -

•	For fiscal 2016 an appeal is in progress with the Peruvian Tax Court and another administrative action with the Judiciary involving the results of tax audits of VAT (IGV) and Income Tax returns performed by the Peruvian tax authorities for fiscal years 1999 to 2002. The maximum exposure amount is S/5.2 million.

•	With respect to our subsidiary GyM S.A., as a result of the tax audits of fiscal 1999, 2001 and 2010, SUNAT issued tax determination and tax penalties resolutions amounting to approximately S/19.1 million (S/24.5 million as of December 31, 2015):

In fiscal year 2017, the tax litigation process related to 2001 was resolved, where the Tax Court orders SUNAT to recalculate the observations, determining an amount lower than initially claimed. Our subsidiary has decided to accept the conclusions of this resolution and submit fractionation requests for the payment of the debt in reference amounting to S/14.1 million

Likewise, at the end of fiscal year 2017, the contentious-administrative process related to the 1999 fiscal year was resolved, where the Judicial Branch rejected our arguments and confirmed what was stated by SUNAT. Regarding this process, there was already a contingency provision of S/5 million.

An administrative tax process related to the 2010 fiscal year is still underway, however, its resolution will not imply economic damage since it corresponds to a greater refund of the balance in favor in 2011, already audited by the Tax Administration

•	Consortiums in which subsidiary GyM S.A takes part, brought claims with SUNAT against the results of the tax inspection, which had a maximum exposure at December 31, 2016 of S/2.8 million (S/0.8 million at December 31, 2015).

•	GMD and its subsidiaries have tax claims currently in progress involving fiscal years 2002, 2011 and 2012 with a maximum exposure of S/2.7 million at December 31, 2016.

(All amounts expressed in thousands of S/ unless otherwise stated)

Management expects the outcome of the other court actions will be favorable to the Company considering their nature and characteristics as well as the opinion of its legal advisor.

b)	Other contingencies -

Year 2016 -

i)	Civil-court lawsuits mainly related to indemnities for damages, contract termination and workplace accidents amounting to S/0.61 million (S/0.15 million attributable to GyM; S/0.19 million attributable to Concar; S/0.17 million attributable to Viva GyM while the remaining S/0.1 million attributable to GMP and CAM Peru).

ii)	Contentious administrative lawsuits for S/4 million, of which, S/3.4 million is related to 14 processes of GMP S.A. and Consorcio Terminales, S/0.5 million resulting from an action brought against GyM Ferrovías for alleged noncompliance with OSITRAN’s General Rules of Oversight. In addition, it includes S/0.1 million GyM S.A. related to a contentious administrative process.

iii)	Administrative lawsuits for S/3.29 million, S/0.85 million is related to 24 processes of GMP S.A., Consorcio Terminales and Terminales del Perú; S/2 million involving GyM Ferrovías resulting from an action brought by OSITRAN, the Municipalities of Villa María del Triunfo and San Juan de Miraflores comprising the property tax; S/0.24 million against Viva GyM for a claim made by the Asociación Peruana de Consumidores y Usuarios before Indecopi in relation to the Parques del Agustino project; and S/0.2 million involving an action brought against Concesionaria Canchaque for alleged contractual noncompliance with OSITRAN).

iv)	Labor lawsuits for a total S/6.12 million (S/5 million comprising actions brought against GyM, S/0.35 million against STRACON GyM; S/0.65 million against GMP, S/0.2 million against GMD S.A., and the remaining balance of S/0.1 million comprising actions brought against Concar, CAM Colombia and CAM Perú S.A.).

v)	Two securities class action have been filed against the Company, an executive and a former executive officers in the Eastern District of New York during the first quarter of 2017. Both complaints allege false and misleading statements during the class period. In particular, they allege that the Company failed to disclose, among other things, that a) the company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards. All parties have agreed to unify the two lawsuits and appoint a single lead plaintiff, with one single council to control the class action. On March 6, 2018, the court appointed Treasure Finance Holding Corp. as the plaintiffs’ representative. In addition, the court has established the following schedule: i) on May 4, 2018, consolidation of files; ii) on July 3, 2018, presentation of the request for dismissal; iii) September 4, 2018, presentation of the opposition to the request for dismissal; and iv) October 3, 2018, submission of allegations by GyM. After this, the court could dismiss the claim or admit it. Management believe that both of those actions would likely be dismissed by the court for failure to adequately file a claim. Therefore, at the reporting date, we consider the risk of a material loss to the company is not probable.

vi)	On March 30, 2017, the minority interest holders of Adexus (Sistemas y Redes S.A. and Asesorías e Inversiones Busso Ltda.) filed three lawsuits against Graña y Montero S.A.A., GMD, Adexus and their major executives, related to: a) the unenforceability of the Investment Agreement and Shareholders’ Agreement under the provisions of Law 18.046 (“Ley de Sociedades Anónimas” in Chile), for a total amount claimed of US$11.4 million (equivalent to S/38.3 million); b) the declaration of nullity because of fraud of the Investment Agreement and other acts and damages and the order of forced execution of the Investment Agreement, plus damages for a total amount claimed of US$50 million (equivalent to S/168 million); c) the declaration of nullity of the Shareholders’ Agreement and its amendments. The parties have responded and counterclaimed and up to date we are waiting for the date of the Conciliation Hearing. The probability of loss of the present litigations is classified as remote.

(All amounts expressed in thousands of S/ unless otherwise stated)

Year 2015 -

vii)	Civil court actions mainly involving costs and damages and contract terminations as well as work accidents amounting to S/1.1 million (S/0.5 million for GyM S.A., S/0.3 million for Viva GyM and S/0.3 million for Concar SA.).

viii)	Arbitration processes amounting to S/122.3 million related to an action brought by Contugas S.A.C. and IMECON S.A. against the court action brought by GyM S.A. involving recognition of expenses and indemnification for costs and damages for S/112.3 million and S/10 million, respectively.

ix)	Administrative challenge actions amounting to S/4.1 million, of which, S/4 million comprising an action brought by the Peruvian mining and energy regulator—OSINERMIN for an alleged noncompliance by GMP S.A. and Consorcio Terminales. Also included is S/.0.1 million to be assumed by GyM S.A.as a result of an actions brought by the Peruvian Ministry of Labor.

x)	Administrative actions amounting to S/3.1 million (S/2 million comprising an action brought by the Peruvian Mining and Energy regulator (OSINERMIN) for the alleged noncompliance of GMP S.A., Consorcio Terminales and Terminales del Peru; S/0.9 million of GyM Ferrovías S.A. comprising an action brought by Municipality of La Victoria, Lima, Villa María del Triunfo and San Juan de Luriganch o for property tax; and S/.0.2 million compromising action brought against Morelco S.A.S.)

xi)	Labor-related court actions amounting to S/3.7 million (S/1.4 million were actions against Vial y Vives-DSD S.A., S/0.9 million against GMP S.A., S/0.6 million against GyM S.A, S/0.2 million against GMD S.A, S/0.2 million against Concar S.A, S/0.1 million against Stracon GyM S.A. and S/0.1 million against CAM Perú S.A.).

c)	Performance Bonds and Guarantees -

At December 31, 2016, the Group holds current performance bonds and guarantees with a number of financial institutions to secure transactions for US$1,258.5 million and US $330.5 million, respectively (US$820.2 million and US$27.4 million, respectively, as of December 31, 2015).

33	BUSINESS COMBINATIONS

a)	Acquisiton of Adexus S.A. -

In June 2015 the Company acquired 44% interest in the capital stock of Chilean entity Adexus S.A., which is mainly engaged in providing IT solutions services. At December 31, 2015 the Company arrived at the conclusion that joint control existed and that the joint arrangement qualified as a joint venture; therefore, the investment was recorded under the equity method of accounting in the consolidated financial statements of the Group (Note 16-b).

In January 2016 the Group acquired an additional interest of 8%, totaling 52% of total interest; the consideration agreed totaled S/8.3 million which was settled through debt capitalization. This larger interest did not affected the investment classification as a joint venture.

Subsequently, in August 2016, the Group acquired an additional interest of 39.03% to obtain total interest in its capital stock of 91.03%; thus gaining control over this entity. The consideration agreed totaled S/14 million which was initially stated as debt and then capitalized in the same period.

(All amounts expressed in thousands of S/ unless otherwise stated)

Upon obtaining control, the Company accounted for the transaction using the acquisition method of accounting set forth in IFRS 3 “Business Combination” and determined goodwill resulting from the acquisition. The balance at December 31, 2016 was stated at provisional values.

The table below itemizes the provisional determination of the fair value of the identifiable assets acquired, liabilities assumed, non-controlling interest held and goodwill at the acquisition date:

	Provisional fair values
	S/	US$000
Purchase consideration	14,040	4,179
Fair value of previously held interest	29,039	8,643

Total consideration (a)	43,079	12,822

Carried forward:	43,079	12,822

	Provisional fair values
	S/	US$000
Brought forward:	43,079	12,822

Fair value of assets and liabilities of Adexus S.A.:
Cash and cash equivalents	7,737	2,303
Trade receivables	107,426	31,972
Receivables from related parties	2,610	777
Other receivables	1,160	345
Inventories	1,647	490
Prepaid expenses	11,587	3,449
Long-term trade receivables	26,886	8,195
Other long-term receivables	2,063	614
Property, plant and equipment	41,988	12,496
Intangibles	32,204	9,585
Deferred income tax assets	18,115	5,198
Borrowings	(108,808)	(32,383)
Trade payables	(59,399)	(17,678)
Payables to related parties	(15,683)	(4,667)
Current income tax	(2,763)	(822)
Other payables	(10,291)	(3,063)
Other provisions	(1,926)	(573)
Contingent liabilities	(1,149)	(342)
Deferred income tax liabilities	(7,102)	(2,114)

Fair value of net identifiable assets	46,302	13,782
Non-controlling interest (8.97%)	(4,153)	(1,236)

Fair value of net assets attributable to the Group (b)	42,149	12,546

Goodwill (Note 18) (a) - (b)	930	276

Losses arising from the re-measurement at fair value of the previously held interest amounted to S/6.8 million, which was recognized in the statement of income within “Other income and expenses, net”, at the date of acquisition of that additional interest (Note 29).

Acquisition transaction costs amounting to S/1.4 million were charged to profit or loss within administrative expenses.

Revenue and net losses obtained for the period from the acquisition date to December 31, 2016 were S/113.2 million and S/3.7 million, respectively. If Adexus had been consolidated from January 1, 2016, the balances of revenue and net losses would have been S/272.7 million and S/20.2 million, respectively.

(All amounts expressed in thousands of S/ unless otherwise stated)

Provided that the distribution of the consideration is divided between the fair values on a provisional basis for the 2016 financial statements, the Group will complete the distribution process over a period that should not exceed one year as of the acquisition date of Adexus.

During such review period, additional assets and liabilities will be recognized as they may arise from updated data that may be obtained in relation with the information that existed at the acquisition date and that does not comprise new incidents occurred after the acquisition date; that is, if the Group were to adjust initial amounts recognized at the business combination dates.

b)	Acquisition of Morelco S.A.S. -

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

At December 31, 2014 the Company determined goodwill resulting from this acquisition on the basis of an estimated purchase price of US$93.7 million (equivalent to S/277.1 million), which included cash payments made for US$78.5 million and cash payable estimated to be US$15.1 million (equivalent to S/45.7 million), which, under the agreement of the parties, would be defined after a review of the acquiree’s balance sheet, mainly working capital, cash and financial debt as well as the final carrying amount of the acquiree’s work backlog. The estimated purchase price was allocated to the provisional carrying amounts of the assets acquired and the liabilities assumed.

As a result of this allocation, the balance of goodwill was determined to be US$36.1 million (equivalent to S/105.8 million).

In 2015 as part of the review of the provisional allocation of the purchase price, the following situations arose:

a)	The balance at December 31, 2014 of the consideration payable of US$15 million (equivalent to S/46 million) was adjusted in 2015 to US$9.1 million (S/32 million) as a result of the final determination of the working capital, cash and financial debt balances, under the purchase agreement. This amount was fully paid in 2015.

b)	The provisional fair values of certain assets acquired and liabilities assumed were reviewed.

As a result of the above, the purchase price was adjusted to US $87.5 million (equivalent to S/258.6 million); the provisional fair values of certain asset and liabilities were modified, giving rise to an adjustment of goodwill to US$35.2 million (equivalent to S/103 million).

The table below summarizes the consideration paid by Morelco and the determination of the fair value of the assets acquired and liabilities assumed as well as a non-controlling interest at the date of acquisition:

	Provisional fair values		Final amounts
	S/	US$000	S/	US$000
Cash and cash equivalents	69,930	23,514	69,930	23,514
Trade receivables	92,138	30,981	67,716	22,769
Work in progress remaining to collect from customers	101,533	34,140	110,777	37,248
Other accounts receivables	63,949	21,503	63,949	21,504
Inventories	18,037	6,065	18,037	6,065
Prepaid expenses	2,133	717	2,127	715
Financial asset through profit or loss	7,291	2,452	5,747	1,932
Property, plant and equipment	70,756	23,792	69,081	23,228

(All amounts expressed in thousands of S/ unless otherwise stated)

Intangibles	64,491	21,685	64,491	21,685
Deferred income tax asset	8,031	2,700	24,560	8,258
Other short-term financial liabilities	(31,204)	(10,492)	(31,204)	(10,492)
Other long-term financial liabilities	(9,315)	(3,132)	(9,315)	(3,132)
Trade accounts payables	(103,739)	(34,882)	(102,438)	(34,444)
Other accounts payable	(87,863)	(29,544)	(87,863)	(29,544)
Contingent liabilities	(17,533)	(5,895)	(24,993)	(8,404)
Deferred income tax liabilities	(3,801)	(1,278)	(18,404)	(6,188)

Fair value of net assets	244,834	82,326	222,198	74,714
Non-controlling interest (30.00%)	(73,450)	(24,697)	(66,659)	(22,414)
Goodwill (Note 18)	105,764	36,118	103,055	35,240

Purchase consideration	277,148	93,747	258,594	87,540

Cash paid at year-end	231,464	78,462	231,464	78,462
Cash and cash equivalents of the acquired subsidiary	(69,930)	(23,514)	(69,930)	(23,514)

Direct cash outflows for acquisition for the year	161,534	54,948	161,534	54,948

Acquisition-related costs of S/4.5 million have been recognized to 2014’s profits within administrative expenses.

If Morelco had been consolidated from January 1, 2014 revenue and profit would have been S/722.57 million and S/80.8 million, respectively.

Put and call options of non-controlling interest -

Under the shareholder agreement signed for the acquisition of Morelco, the subsidiary GyM signed a purchase-sale agreement for 30% of Morelco’s capital stock held by the non-controlling shareholders. By this agreement, the non-controlling shareholders obtained a right to sell their shares over a period and for an amount set in the agreement (put option). The period to exercise the option began on the second anniversary of the acquisition of the option and expires on its tenth anniversary. The option exercise price is based on a EBITDA multiple less the net debt and until months 51 and 63 until from the date of the agreement a minimum amount is set that is based on the price per share that GyM paid to buy 70% of Morelco’s share capital.

On the other hand, the subsidiary GyM obtains call option to buy those shares over a period of 10 years and at a price that is determined the same way as the put option price is determined, except for the fact the minimum amount is effective for the entire effective period of the option (call option).

Under the IFRS framework, the put option is for the Company an obligation to purchase non-controlling interest shares, and therefore, the Group recognizes a liability measured on the basis of the present value of that option. Since the Group arrived at the conclusion that as a result of this agreement, it did not obtained the risks and rewards inherent to the ownership of this share package underlying the option, initial recognition of this liability was a charge to equity of controlling shareholders within other reserves.

The amount of the liability arising from the put option was estimated at the present value of the redemption amounts expected on the basis of minimum amount of the Morelco’s agreement and the exercise rights of the option. The Company expects that purchase options are to be exercised at the date following the date of transfer. The expected redemption of the non-controlling interest is as follows: 41.66% in the second year, 41.66% in the fourth year and the remaining shares will be sold on the fifth anniversary of the option grant date. The discount rate used to determine the present value of the expected redemption amounts is a risk-free rate available to comparable market participants and indicates the fact that the Group estimates to pay the minimum price of the agreement. At December 31, 2016 the liability is estimated to be S/109.9 million, using a 0.78% discount rate for the first year, 1.37% discount rate for the third year and 1.76% for the fourth year (at December 31, 2015 it was S/113.5 million, using a 0.65% discount rate for the first year, 1.31% discount rate for the third year

(All amounts expressed in thousands of S/ unless otherwise stated)

and 1.76% for the fourth year). In 2016 the changes in the present value of the put option estimated to be S/0.7 million were recognized in the statement of income (an expense by S/1 million stated within “Other income and expenses, net” and an income by S/1.7 million stated within “Exchange losses, net”, Note 28).

c)	Acquisition of Coasin Instalaciones Ltda.

In March 2014, through the subsidiary CAM Chile S.A., the Group acquired control of Coasin Instalaciones Limited with the purchase of 100% of its capital shares. Coasin is an entity incorporated in Chile and is mainly engaged in providing installation and maintenance services for networks and equipment related to the telecommunications industry.

This acquisition is part of the Group’s plan to increase its market share considering the significant growth potential in Chile, and in other attractive industries, such as utilities.

During a period of twelve months after the date of acquisition, the Group reviewed the allocation of the purchase price for the acquisition of Coasin Instalaciones Limitada.

Over a period of twelve months after the acquisition, the Group reviewed the allocation of the purchase price and fair values determined provisionally for certain assets and liabilities. As a result of this process, the balance of goodwill was changed to US$2.2 million (equivalent to S/6.4 million).

	Provisional values		Final amounts
	S/	US$000	S/	US$000
Cash and cash equivalents	3	1	3	1
Trade accounts receivables	4,675	1,564	3,811	1,275
Inventories	276	92	276	92
Prepaid expenses	33	11	33	11
Property, plant and equipment	711	238	711	238
Intangibles	1,377	461	1,377	461
Deferred income tax liability	(178)	(60)	16	4
Trade accounts payables	(3,592)	(1,202)	(3,592)	(1,202)
Contingent liabilities	(2,658)	(889)	(2,658)	(889)

Fair value of net assets	647	216	(23)	(9)
Goodwill (Note 18)	5,743	1,921	6,413	2,146

Consideration provided for the acquisition	6,390	2,137	6,390	2,137

Payment for the acquisition settled in cash	6,390	2,137	6,390	2,137
Cash and cash equivalents of the subsidiary acquired	(3)	(1)	(3)	(1)

Direct outflow of cash for the acquisition	6,387	2,136	6,387	2,136

Revenue and profit resulting for the period between the date of acquisition and December 31, 2014 amounted to S/66.3 million and S/0.7 million, respectively.

34	DIVIDENDS

Due to the loss reported for fiscal 2016, no dividends will be paid.

At the General Shareholders’ meeting held on March 29, 2016 the decision was made to distribute dividends for S/30,853 (S/0.0467 per share), which correspond to 2015 earnings.

At the General Shareholders’ meeting held on March 27, 2015 the decision was made to distribute dividends for S/104,911 (S/0.159 per share), which correspond to 2014 earnings.

(All amounts expressed in thousands of S/ unless otherwise stated)

At the General Shareholders’ meeting held on March 28, 2014, the decision was made to distribute dividends amounting to S/112,127 (S/0.169 per share), corresponding to 2013 earnings.

35	EARNINGS (LOSSES) PER SHARE

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

The basic earnings per share are broken down as follows:

	2014	2015	2016
Profit (Losses) attributable to the controlling interest in the Company	299,743	7,097	(509,699)

Weighted average number of shares in issue at S/1.00 each, at December 31,	660,053,790	660,053,790	660,053,790

Basic and diluted earnings per share (in S/)	0.454	0.011	(0.772)

36	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)	Additional acquisition of non-controlling interest -

i)	In May, November and December 2016, GyM Chile SPA acquired 5.43%, 6.77% and 1.49% respectively additional capital stock in Vial y Vives—DSD S.A. at a purchase price of S/21.6 million, S/25.7 million y S/3.8 million, respectively. The carrying amounts of the non-controlling interests at the date of the acquisitions were S/13.9 million, S/17.9 million and S/3.9 million. The Group de-recognized the non-controlling interests by reducing the equity attributable to the owners of the parent Company by S/15.4 million. At December 31, 2016, there is an outstanding balance of S/32.1 million (Note 22).

ii)	In January 2015, the Company acquired 0.102% of additional shares in GyM S.A. at a price of S/1.87 million. The carrying amount of non-controlling interests at the acquisition date was S/0.97 million. The Group eliminated the non-controlling interest and recognized a decrease in equity attributable to the parent owners of S/0.89 million.

iii)	In July 2014, GyM S.A. acquired 13.49% of additional shares in Stracon GyM at a price of US$24.9 million (equivalent to S/72.8 million). The carrying amount of non-controlling interest at the acquisition date was S/22.5 million. The Group eliminated the non-controlling interest and recognized a decrease in equity attributable to the parent owners of S/50.7 million.

iv)	In August, November and December 2014, the Company acquired 4.567% (2.25%, 1.95% and 0.367% respectively) additional shares in GyM S.A. at a total purchase price of S/93.2 million. The carrying amount of the non-controlling interest at the acquisition date was S/24.6 million. The Group eliminated non-controlling interest and recognized a decrease in equity attributable to the owners of the parent for S/71.5 million.

v)	In August 2014, the Company acquired 1.37% additional shares in Viva GyM S.A. at a price of S/9.4 million. The carrying amount of the non-controlling interest at the acquisition date was S/3.4 million. The Group eliminated non-controlling interest and recorded a decrease in equity attributable to the parent owners of S/6.03 million.

(All amounts expressed in thousands of S/ unless otherwise stated)

The effect of these changes is broken down as follows:

	2014	2015	2016
Carrying amount of non-controlling interest acquired	50,109	971	35,972
Consideration provided for non-controlling interest	(178,331)	(1,865)	(51,139)

Higher payment attributable to the Company’s controlling interest	(128,222)	(894)	(15,167)

b)	Disposal of interests in subsidiary without loss of control -

i)	In March 2015, GyM S.A. sold 0.048% (S/97) of its total 87.64% interest held in Stracon GyM for a payment of S/377. The carrying amount of this non-controlling interest in Stracon GyM at the date of disposal was S/23.7 million (a 12.36% interest).

ii)	In June 2015, GyM S.A. sold 1.92% (S/385) of its total 82.04% interest held in Vial y Vives - DSD S.A. for a payment of S/385. The carrying amount of this non-controlling interest in Vial y Vives - DSD S.A. at the date of disposal was S/3.6 million (a 17.96% interest).

iii)	In April 2015, CAM Holding Spa sold a 2.45% (S/2,045) of its total 75.61% interest held in CAM Chile S.A. for S/880. The carrying amount of the non-controlling interest in CAM Chile at the disposal date was S/20.4 million (a 24.39% interest).

iv)	In November 2014, GyM Chile Spa sold 1.01% (S/1.6 million) of its total 82.04% interest held in Vial y Vives - DSD for a total US$0.582 million (equivalent to S/1.6 million). The carrying amount of this non-controlling interest in Vial y Vives - DSD at the date of disposal was S/1.6 million

The effect of this changes at December 31 is summarized below:

	2014	2015	2016
Carrying amount of the non-controlling interest sold	(1,627)	(2,527)	(236)
Consideration received from non-controlling interest	1,627	1,642	335

Decrease in equity of the Company‘s controlling interest	—	(885)	99

c)	Contributions of non-controlling shareholders -

This balance mainly corresponds to the contributions and returns made by the partners of subsidiary Viva GyM S.A. of their real estate projects. At December 31 this balance comprises:

	2014	2015	2016
Viva GyM S.A.:
Contributions received	48,793	20,446	6,380
Returns of contributions	(4,240)	(14,987)	(27,134)

	44,553	5,459	(20,754)

Plus:
Contributions from other subsidiaries	2,823	4,870	1,655

Increase (decrease) in equity of non controlling parties	47,376	10,329	(19,099)

(All amounts expressed in thousands of S/ unless otherwise stated)

Returns of contributions mainly correspond to the following projects: “Los Parques de Comas” for S/6.3 million, “Los Parques de Villa El Salvador II” for S/12.6 million and “Klimt” for S/7.1 million in 2016 (“Los Parques del Callao” for S/6.7 million, “Los Parques de San Martín de Porres” for S/4.8 million and “Los Parques de Piura” for S/3.3 million in 2015).

d)	Dividends -

At December 31, 2016, 2015 and 2014 dividends were distributed for S/25.5 million, S/4.5 million and S/68.1 million, respectively.

37	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

a)	Early termination of the GSP’s concession agreement -

According to a notification issued by the Ministry of Energy and Mines of Peru on January 24, 2017, the early termination of the Concession Contract was declared, based on the provisions of clause 6.7 of the Concession Agreement “Improvements to the country’s energy security and development of the South Peru Gas Pipeline “, as GSP failed to certify the financial closing within the established contractual deadline and proceeded to the immediate execution of the performance guarantee. This situation generated the execution of the counter-guarantees offered by the Group to the company issuing the performance guarantee of the Concession Contract for US $ 52.5 million (S /. 176.6 million) and US $ 129 million (S / 433.3 million). for the corporate guarantee of the bridge loan granted to GSP.

On October 11, 2017, the agreement was signed for the delivery of the goods of the Southern Peru Gas Pipeline concession between GSP and the Ministry of Energy and Mines (MEM). As stated in the agreement, GSP delivered most of the Concession Assets in possession to the administrator designated by the MEM for its custody and conservation. The assets include all the works, equipment and facilities provided for the execution of the project, as well as the engineering studies that were prepared by the concessionaire company.

After the termination of the contract, the Peruvian Government, in accordance with the contract, had to hire an audit entity of recognized international prestige to calculate the Net Book Value (“VCN” for its Spanish definition “Valor Contable Neto”) of the Concession Assets and the subsequent call for up to three public auctions, being the base amount for the first of them 100% of the VCN, guaranteeing in any case that after the third auction, in case the concession has not been awarded, the payment to GSP would be at least 72.25% of the VCN. Having elapsed more than a year since the termination of the contract, the Peruvian Government has not taken any action to calculate the VCN and call for auctions. In the opinion of the external and internal legal advisors, since the previous procedure had not been done within the established deadlines, the Peruvian Government would be obliged to pay GSP 100% of the VCN. Regarding the amount of the VCN there is a previous calculation commissioned by GSP reviewed by an audit firm as an independent expert as of December 31, 2016, which determined a VCN of US $ 2,602 million.

GSP as of December 4, 2017 entered into a bankruptcy proceeding that will be carried out by the National Institute for the Defense of Competition and Intellectual Protection of Peru (hereinafter, INDECOPI), and the Group registered a claim for accounts receivable in 2017 charge for US $ 434,465.77 and the fiduciary based in its capacity as administrator accounts receivable amounting US $ 169,287,006

(All amounts expressed in thousands of S/ unless otherwise stated)

Based on the amount of the VCN, applying the payments foreseen in the insolvency proceedings, the subordination contracts and the loan cession agreements between the Group and GSP partners, the assumption that an international arbitration will be required to achieve the payment by the Government, and, in accordance with the conclusions of the internal and external legal advisors, it is estimated that the international arbitration would take approximately 5 years to resolve. This is why an impairment of the investment was recorded, which includes a finance update and estimation of costs for US $ 202.3 million before taxes at the income statement, as indicated in notes 13. c) and 16.

In addition, considering the early termination of the GSP contract, the Group evaluated the impairment of the financial statements of CCDS. As a result, a net loss before taxes of S / 15.2 million was determined (Note 5.1-f), that was recognized in gross profit in the Engineering and Construction segment.

Same as in the Emergency Decree 003, Law 30737 (see note 1 c) iii) in its First Section, includes Odebrecht and its related companies, which include GSP. According to this Law, GSP will not be able to make transfers abroad, will require the consent of the Ministry of Justice in case it wishes to sell assets and must deposit the proceeds of such sale in a guarantee trust. Likewise, the entities of the Government that must make some payment to the entities included in the Law, must withheld according to the contract 10%, equivalent to the net profit margin, and deposit it in the aforementioned trust in guarantee. According to our internal and external legal advisors, Government payment for the VCN is not within the scope of the withholding, as this payment does not include net profit margin, nor is a sale of assets.

b)	Renegotiations of liabilities and credit lines -

i)	Credit Suisse Syndicated Loan

On June 27, 2017, the Company renegotiated the terms of this loan to clear breaches related to the termination of the GSP concession. The new terms establish repayment by December, 2020. See Note 19-i)

ii)	GSP Performance Guarantee

On March 31, 2017, the Company renegotiated the terms for repayment obligations regarding the proportional share of the performance guarantee issued in connection with the GSP concession (Note 22). The new terms require repayment by June 30, 2018, with interest accrual 6% per year, and provide a security interest over our shares in CAM, and lien on certain assets’ cash flows.

(All amounts expressed in thousands of S/ unless otherwise stated)

iii)	GSP Bridge Loan

On June 27, 2017 the Company entered in a new US$78.7 million term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to repay the GSP bridge loan. The maturity is June, 2020. See Note 19-ii)

iv)	Financial Stability Framework Agreement -

On July 31, 2017, GyM S.A., Graña y Montero S.A.A., CAM Peru S.A., Vial and Vives—DSD S.A. and Concesionaria Vía Expresa Sur S.A. entered into a Financial Stability Framework Agreement (together with certain complementary contracts) with the following financial entities: Scotiabank Peru S.A.A., Banco Internacional del Perú S.A.A, BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA And Citibank N.A.. The Framework Agreement (together with its complementary contracts) was intended to: (i) grant GyM S.A. a line of a syndicated revolving loan for working capital of up to US$1.6 million and S/143.9 million (extendable to an additional US$14 million subject to certain conditions; (ii) grant GyM S.A. a non-revolving line of up to US$51.6 million and S/33.6 million; (iii) grant GyM S.A., Graña y Montero S.A.A., CAM Peru S.A., Vial and Vives—DSD S.A. and Concessionaire Vía Expresa Sur S.A a non-revolving line to finance the amounts payable resulting from the performance bonds that may become enforceable; (iv) grant a line of a syndicated loan to GyM S.A. and Graña y Montero S.A.A. for the newly-issued performance bonds of up to US$100 million (extendable up to US$150 million, subject to compliance with certain conditions); and (v) commit to maintaining the existing stand-by letters of credit issued at the request of GyM S.A. and Graña y Montero S.A.A as well as of CAM Perú S.A., Vial and Vives-DSD S.A. and Concesionaria Vía Expresa Sur S.A.

c)	Divestment process -

•	The Company has initiated a divestment process of non-strategic assets for up to US$300 million (equivalent to S/1,008 million) to meet the obligations arose from the early terminations of the GSP project. It should be noted that outside the situation described above, the subsidiaries of the Group are operating normally with their own capital and financing needs. To date these divestments are the following:

•	On February 3, 2017 subsidiary Viva GyM S.A. signed a purchase-sales agreement comprising all its shares and rights (representing 50%) of the property at which Project Cuartel San Martín was to be developed jointly with another entity. The agreed selling price was US$50 million (equivalent to S/163 million), which were fully paid on April 3, 2017 with the signing of public deeds.

•	On February 24, 2017 subsidiary Viva GyM S.A. signed a purchase-sales agreement comprising its equity interest (representing 22.5%) held in associate Promoción Inmobiliaria del Sur S.A. (Note 16.a-ii) The agreed selling price was US$25 million (equivalent to S/81 million), which was fully paid.

•	In February and March, 2017 subsidiary Stracon GyM S.A. sold in a trade session at the Lima Stock Exchange a portion of its equity interest (representing 9.97%) of Red Eagle Mining Corporation (included as non-current assets at the consolidated financial statement), keeping an interest of 2.70%. The agreed selling price was US$13.3 million (equivalent to S/43 million), which was fully paid.

(All amounts expressed in thousands of S/ unless otherwise stated)

•	On April 24, 2017 the Company signed a purchase-sale agreement for their total capital stock (representing 51%) held in their joint venture with Compañía Operadora de Gas del Amazonas S.A.C. (COGA). The selling price was agreed at US$21.5 million (equivalent to S/69.8 million), which was fully paid.

•	On June 6, 2017 the Company signed a purchase-sale agreement for their total share (representing 89.19%) of GMD S.A. The selling price was agreed at US$84.7 million (equivalent to S/281.3 million), which was fully paid.

•	On the other hand, on March 28, 2018, the subsidiary GYM sold its total share (87.59%) in Stracon GyM S.A. for a total of US $ 76.8 million. All of the inflows will be used to amortize their financial obligations.

d)	Legal processes arising in 2017 -

i)	Consorcio Rio Mantaro

a)	On February 2, 2017, ULMA Encofrados Perú S.A. (hereinafter “ULMA”) started an arbitration process against Consorcio Río Mantaro (hereinafter, the “Consortium”) involving S/5.1 million for the alleged breach of returning in optimum conditions the equipment that was leased to them, and for not making the corresponding payment to ULMA for the reduction of the equipment

On September 14, 2017, the Consortium and ULMA signed an out-of-court settlement for which ULMA agrees to grant Consortium a final reduction in the amount due to shortages and unusable. Therefore, the Consortium was obliged to pay ULMA the total amount of S/2 million, amount that includes the VAT.

b)	On June 1, 2017, Consorcio Rĺo Mantaro (the “Consortium”) filed a lawsuit against Andritz Hydro GmbH; Andritz Hydro SRL and Andritz Hydro S.A ( the “Subcontractors”) , who participated as electromechanical subcontractors of the Cerro del Águila Project (Hydroelectric Power Plant). The Consortium demands US$ 73.5 million (US $ 36.7 million what corresponds to GyM) for several breaches (including delays) in the execution of the electromechanical subcontract that binds them, in addition to demanding compensation for the other damages caused by the subcontractors.

To date, the Consortium has complied with submitting its briefs to the Arbitral Tribunal, so we are waiting for the counterclaim.

ii)	Consorcio Ermitaño

On March 3, 2017, Consorcio Ermitaño (hereinafter, the “Consortium”) initiated an arbitration against the Potable Water and Sewerage Service of Lima S.A. (hereinafter, “SEDAPAL”) for:

a.	recognition of the Extension of Term No. 5 and payment of the respective general expenses, equivalent to S/13 million (being S/6.5 million what corresponds to GyM S.A.)

On May 10, 2018, the Court heard oral arguments on this matter..

b.	recognition of the Term Extensions N ° 3 and N ° 4 and payment of the respective variable general expenses, equivalent to S/9.3 million (being S/4.6 million what corresponds to GyM SA).

To date, the Arbitral Tribunal has declared that the arbitration is in a period to be waived, which expires on June 14.

c.	claiming the variable general expenses corresponding to the Extension of Term No. 6, equivalent to S/10.7 million (with S/5.3 million corresponding to GyM S.A.).

(All amounts expressed in thousands of S/ unless otherwise stated)

On April 9, 2018, by means of Resolution No. 20, the Arbitral Tribunal declares that the arbitration is within a period of 30 business days

d.	recognition of the Extension of Term N ° 7 and N ° 9 and payment of the respective variable general expenses, equivalent to S / 4.4 million (S / 2.2 million corresponds to GyM ).

To date, it is still pending that the Arbitral Tribunal sets the rules of the arbitration, after which the period to formulate the claim will begin.

e.	On April 12, 2018, (the “Consorcio”) initiated an arbitration against “SEDAPAL” by recognition of the Extension of Term N ° 7 and N ° 9 and payment of the respective variable general expenses, equivalent to S / 4.4 million (S / 2.2 million corresponds to GyM).

iii)	Consorcio Constructor Ductos del Sur

On May 31, 2017, Elecnor Perú S.A.C. (hereinafter “ELECNOR”) started an arbitration process against Consorcio Constructor Ductos del Sur, through the Companies partners of this Consortium, at their proportional share, to honor a payment of US$29.3 million (equivalent to S/95.9 million), for the alleged breach of the obligations expressly set forth in the contract.

On June 14, 2017, CCDS filed and responded to ELECNOR’s arbitration request.

At the reporting date, two arbitrators have been appointed and a third one remains pending to appoint.

iv)	Consorcio La Gloria

On August 9, 2017, the Consorcio La Gloria (hereinafter, the “Consortium”) initiated an arbitration against the Drinking Water and Sewerage Service of Lima S.A. (hereinafter, “SEDAPAL”), with the aim of resolving all pending matters pertaining to the settlement of the work contract signed with SEDAPAL.

On March 7, 2018 the Consortium filed its claim with the Arbitral Tribunal, and now we are waiting for the reply from SEDAPAL.

v)	GyM S.A.

On October 10, 2017, Workbe Latam S.p.A. (hereinafter, “Workbe”) initiated an arbitration to order GyM S.A. (hereinafter, “GyM”) the compensation payment of US$0.7 million (equivalent to S/2.3 million) for early termination of service contract signed between the parties in 2016.

On April 26, 2018, GyM submitted to the Arbitral Tribunal the answer to the lawsuit.

vii)	Consorcio Italo Peruano

On January 26, 2018, GyM S.A. (hereinafter, “GyM”) initiated an arbitration against the National Institute of Neoplastic Diseases (hereinafter, “INEN”), its claim being the approval of the Extension of Term No. 1 for a period of 62 calendar days and, recognition of expenses S / 1.3 million (S / 664 thousands corresponds to GyM SA).

To date, the installation of the Arbitral Tribunal is pending.

(All amounts expressed in thousands of S/ unless otherwise stated)

vii)	Consorcio Norte Pachacutec.

On February 8, 2018, the North Pachacutec Consortium (hereinafter, the “Consortium”) initiated an arbitration against the Drinking Water and Sewerage Service of Lima S.A. (hereinafter, “SEDAPAL”), its main claim being the determination of the final cost of the work executed by the Consortium, considering unrecognized, recognized concepts and awards previously issued and that has not yet been met with the payment in favor of the Consortium, equivalent to the sum of S / 36.3 million (S / 17.8 million corresponds to GyM).

To date, the installation of the Arbitral Tribunal is pending.

38	DISCONTINUED OPERATION

As part of the divestment process conducted by the Company (Note 37 c) subsidiaries and joint ventures were dispose. The effect in the consolidated income statement is summarized as follows:

SUBSIDIARIES

GMD

	2015	2016
Revenue	232,582	279,289
Operating costs	(219,433)	(257,294)
Finance costs, net	(8,249)	(9,758)

Operating profit from discontinued activities before taxation	4,901	12,237
Income tax expense	(3,129)	(7,466)

Profit from discontinued ordinary activities after taxation	1,772	4,771
Profit from discontinued activities attributable to owners of the Company	1,581	4,257

Earnings per share relating to the discontinued operation are as follows:
Basic	0.138	0.372

Cash flows relating to the discontinued operation are as follows:
Operating cash flows	(14,193)	78,286
Investing cash flows	(17,499)	(30,712)
Financing cash flows	(53,501)	(48,516)

STRACON GyM S.A.

	2015	2016
Revenue	1,476,764	1,222,707
Operating costs	(1,305,806)	(1,099,789)
Finance costs, net	(21,478)	(3,104)

Operating loss from discontinued activities before taxation	149,480	119,814
Income tax expense	(40,492)	(32,558)

Profit from discontinued ordinary activities after taxation	108,988	87,256
Profit from discontinued activities attributable to owners of the Company	95,463	76,428

Earnings per share relating to the discontinued operation are as follows
Basic	1.395	1.117

Cash flows relating to the discontinued operation are as follows:
Operating cash flows	166,438	49,105
Investing cash flows	(19,914)	(31,132)
Financing cash flows	(120,655)	(71,382)

(All amounts expressed in thousands of S/ unless otherwise stated)

JOINT OPERATION

CONSORCIO CONSTRUCTOR DUCTOS DEL SUR

	2015	2016
Revenue	154,110	998,463
Operating costs	(133,674)	(977,729)
Finance costs	(882)	(3,670)

Operating profit from discontinued activities before taxation	19,554	17,064
Income tax expense	(5,471)	(19,347)

Profit from discontinued ordinary activities after taxation	14,083	(2,283)

JOINT VENTURE

TECGAS N.V.

	2015	2016
Revenue	426,487	457,554
Finance costs	16	215

Operating profit from discontinued activities before taxation	1,876	(3,209)
Income tax expense	(892)	(4,078)

Loss from discontinued ordinary activities after taxation	984	(7,287)

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

All information in the following supplemental disclosures related to Blocks I, III, IV and V. Information with respect to Blocks III and IV has been included from April 5, 2015, when the company began operating these blocks.

A.	Reserve Quantity Information

Graña y Montero Petrolera S.A. net proved reserves in the fields in which they operate and changes in those reserves for operations are disclosed below. The net proved reserves represent the company’s best estimate of proved oil and natural gas reserves. For 2015 and 2016 reserve estimates have been evaluated by its technical staff (reservoir engineers and geoscience professionals) and submitted to its Reserve Development Committee. The estimates for all years presented conform to the definitions found in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

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

PROVED RESERVES (1)

	Total		Peru
	Oil (MBBL)	Gas (MMcf)	Oil (MBBL)	Gas (MMcf)
Proved developed and undeveloped reserves, December 31, 2014	4,007	16,709	4,007	16,709
Revisions of previous estimates	(1,127)	(3,380)	(1,127)	(3,380)
Enhanced oil recovery	0	0	0	0
Purchases	21,417	40,504	21,417	40,504
Production (a)	(570)	(3,730)	(570)	(3,730)
Sales in place	0	0	0	0
Proved developed and undeveloped reserves, December 31, 2015	23,727	50,103	23,727	50,103
Revisions of previous estimates	2,472	(36,543)	2,472	(36,543)
Enhanced oil recovery	0	0	0	0
Purchases	0	0	0	0
Production	(1,008)	(3,039)	(1,008)	(3,039)
Sales in place	0	0	0	0
Proved developed and undeveloped reserves, December 31, 2016 (2)(3)	25,191	10,521	25,191	10,521

(1)	Proved reserves estimated in oil and gas properties located in Blocks I, III, IV and V (Talara and Paita) under two service contracts and two license contracts with Perupetro. The rights to produce hydrocarbons expire in December 2021 for Block I, April 2045 for Blocks III and IV, and October 2023 for Block V. The proved reserves estimated in this report constitute all of the proved reserves under contracts by Graña y Montero Petrolera S.A.
(2)	The revisions in reserve estimates are based on new information obtained as a result of drilling activities and workovers. During 2016, proved developed reserves of crude oil increased due to drilling activities in Block IV and the impact of the higher price in reserve estimations. In 2015, natural gas proved reserves decreased as a result of reviews of Block I oil reserves.
(3)	As of December 31, 2015, the associated gas reserves were 50,103 MMCF and included gas reserves of the Blocks I, III and IV. As of December 31, 2016, associated gas reserves decreased to 10,521 MFCF because the associated gas reserves of the Blocks III and IV had been re-categorized as resources, due, mainly, to the low certainty that such reserves would be economically producible in the future under existing commercial conditions, operating methods and regulations. This reduction in gas reserves did not have an impact on the company’s financial statements after the results obtained from the impairment tests of the mentioned assets.

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014

	Total		Peru
		Gas
	Oil (MBBL)	(MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	2,880	9,187	2,880	9,187
End of year	2,882	11,960	2,882	11,960
Proved undeveloped reserves
Beginning of year	1,386	5,018	1,386	5,018
End of year	1,125	4,748	1,125	4,748

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2015

	Total		Peru
		Gas
	Oil (MBBL)	(MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	2,882	11,960	2,882	11,960
End of year	9,168	23,384	9,168	23,384
Proved undeveloped reserves
Beginning of year	1,125	4,748	1,125	4,748
End of year	14,562	26,719	14,562	26,719

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2016

	Total		Peru
		Gas
	Oil (MBBL)	(MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	9,168	23,384	9,168	23,384
End of year	8,521	10,521	8,521	10,521
Proved undeveloped reserves
Beginning of year	14,562	26,719	14,562	26,719
End of year	16,670	—	16,670	—

B.	Capitalized Costs Relating to Oil and Gas Producing Activities

The following table sets forth the capitalized costs relating to the company’s crude oil and natural gas producing activities for the years indicated:

	Total Peru
	2012	2013	2014	2015	2016
	(in US$ thousands)
Proved properties
Mineral property, wells and related equipment	53,255	44,974	47,267	54,582	39,069
Drilling and Works in progress and Replacement Units	12,834	11,444	11,290	5,682	6,188

Total Proved Properties	66,090	56,418	58,557	60,264	45,257
Unproved properties	0	0	0	0	0

Total Property, Plant and Equipment	66,090	56,418	58,557	60,264	45,257
Accumulated depreciation, depletion, and amortization, and valuation allowances	(10,990)	(13,864)	(13,735)	(17,875)	(17,774)

Net capitalized costs	55,099	42,554	44,822	42,389	27,482

C.	Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

The following table sets forth costs incurred related to the company’s oil and natural gas activities for the years ended December 31, 2012, 2013, 2014 2015 and 2016 (in thousands):

	Total Peru
	2012	2013	2014	2015	2016
	(in US$ thousands)
Acquisition costs of properties (1)
Proved	0	0	0	0	0
Unproved	0	0	0	0	0

Total acquisition costs	0	0	0	0	0
Exploration costs	0	0	0		0
Development costs	(10,869)	(13,465)	(13,126)	(17,179)	(19,161)

Total	(10,869)	(13,465)	(13,126)	(17,179)	(19,161)

(1)	The company has not incurred in any cost related to Oil and Gas property acquisition for all years presented

D.	Results of Operations for Oil and Natural Gas Producing Activities

The results of operations for oil and natural gas producing activities, excluding overhead costs and interest expenses, are as follows for the years indicated:

	Total Peru
	2012	2013	2014	2015	2016
	(in US$ thousands)
Revenues	52,172	58,275	59,233	57,938	50,556
Additional Revenues of Gas Extraction Services (1)		11,892

Total Revenues (2)	52,172	70,167	59,233	57,938	50,556
Production Costs	(13,802)	(16,692)	(16,257)	(25,976)	(24,645)

Costs of Labor	(2,024)	(1,715)	(1,602)	(1,660)	(1,767)
Repairs and Maintenance	(911)	(1,024)	(958)	(1,828)	(1,563)
Materials, supplies, and fuel consumed and supplies utilize	(4,482)	(7,103)	(6,486)	(10,775)	(9,540)
External services, insurances, security and others	(2,975)	(3,297)	(3,605)	(6,938)	(6,388)
Operation office and staff expenses	(3,410)	(3,553)	(3,607)	(4,776)	(5,388)
Additional Natural Gas supply costs after price adjustment (1)		(14,843)
Royalties				(7,982)	(7,402)
DD&A Expenses	(10,949)	(13,811)	(13,672)	(16,931)	(17,223)
Income (loss) before income taxes	27,421	24,821	29,304	7,048	1,286
Income tax expense (3)	(8,226)	(7,446)	(8,791)	(1,974)	(373)
Results of operations from producing activities	19,195	17,375	20,513	5,075	913

(1)	During 2013, GMP finished a negotiation setting prices of natural gas extraction services provided to Perupetro retroactively since 2008 to 2013. Likewise, prices for natural gas supply paid by GMP to Perupetro were adjusted. The effects in revenues and costs of sales were registered in 2013.
(2)	Income after deductions for Graña y Montero Petrolera S.A.’s share of government royalties according to contract obligations. There are no sales or transfers to the company’s other operations.
(3)	30% of income before income tax, until 2014. In 2015, the legal rate was 28% and during 2016 was 27%.

E.	Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows, related to the proved reserves is based on estimates of net proved reserves and the period during which they are expected to be produced. Future cash inflows are computed by applying the 12 month period unweighted arithmetic average of the price as of the first day of each month within that 12 month period, unless prices are defined by contractual arrangements, after royalty share of estimated annual future production from proved oil and gas reserves.

Future production and development costs to be incurred in producing and further developing the proved reserves are based on year end cost indicators. Future income taxes are computed by applying year end statutory tax rates.

Standardized measure of discounted future net cash flows

	Total
	2012	2013	2014	2015	2016
	(in US$ thousands)
Future Cash inflows (1)	375,655	360,386	251,695	1,461,565	1,106,849
Future production costs (2)	(94,793)	(107,031)	(72,857)	(507,212)	(285,608)
Future development costs	(43,663)	(63,643)	(37,423)	(368,873)	(463,224)
Future production and development costs	(138,455)	(170,674)	(110,280)	(876,085)	(748,832)
Future income tax expenses (3)	(71,160)	(56,913)	(37,264)	(153,178)	(105,615)
Future Net cash flows (4)	166,040	132,799	104,151	432,301	252,402
10% annual discount for estimates timing of cash flows	(49,887)	(35,325)	(29,483)	(209,039)	(115,028)
Standardized measure of discounted Future Net Cash Flows	116,153	97,474	74,668	223,262	137,374

(1)	For oil volumes, per barrel prices after deductions of Graña y Montero Petrolera S.A.’s share government royalties used in determining future cash inflows for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 were US$86.29, US$87.25, US$83.96, US$77.33, US$45.59 and US$38.54 respectively. For gas volumes, gas price is linked to the oil price according to the gas purchase contract.
(2)	Production costs and developments costs relating to future production of proved reserves are based on the continuation of existing economic conditions. Future estimated decommissioning costs are included.
(3)	Taxation is computed using the appropriate year-end statutory corporate income tax rates.
(4)	Future net cash flows from oil production are discounted at 10% regardless of assessment of the risk associated with its production activities.

F.	Changes in standardized Measure of Discounted Future Net Cash Flows

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in US$ thousands)
Standardized measure of discounted Future Net Cash Flows, beginning of the year.	145,604	116,153	97,474	74,668	223,262
Revenue less production and other costs	(65,974)	(89,810)	(75,490)	(103,058)	(75,202)
Net changes in future development costs	18,441	24,533	11,497	(185,387)	(53,464)
Changes in price, net of production costs	(15,482)	(34,973)	(53,214)	(284,832)	560
Development cost incurred	10,869	13,465	13,126	17,179	19,161
Revisions of previous quantity estimates	(2,245)	47,511	23,273	674,410	(54,052)
Accretion of discount	23,931	23,616	16,836	67,666	55,438
Net change in income taxes	10,452	3,593	9,286	(53,715)	21,327
Timming difference and other	(9,444)	(6,613)	31,879	(16,330)	(343)
Standardized measure of discounted Future Net Cash Flows, end of the year.	116,153	97,474	74,668	223,262	137,374

EXHIBIT INDEX

Exhibit Number	Description

1.01*	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02***	Form of Deposit Agreement among the Registrant, JP Morgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

10.01	Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.1	Amendment No. 1, dated as of December 22, 2015, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.2	Amendment No. 2, dated as of February 1, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.3	Amendment No. 3, dated as of February 12, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.4	Amendment No. 4, dated as of February 29, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.5	Amendment No. 5, dated as of April 15, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.6	Waiver and Amendment No. 6, dated as of September 15, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.7	Amendment No. 7, dated as of December 16, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.8	Amendment No. 8, dated as of June 27, 2017, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.9	Amendment No. 9, dated as of October 12, 2017, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.02	Loan Agreement, dated as of June 27, 2017, by and among, inter alia, the company, as borrower, and Natixis, New York Branch, as administrative agent.

10.02.1	Waiver and Amendment, dated as of March 26, 2018, to the Credit Agreement, dated as of June 27, 2017, by and among, inter alia, the company, as borrower, and Natixis, New York Branch, as administrative agent.

Exhibit Number	Description

10.03	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, the company, as borrower, Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continenal, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.

10.04	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Minstry of Energy and Mines, as contracting authority and the concessionaire party thereto.

10.05	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among Graña y Montero S.A.A., Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.

10.05.1	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.

10.05.1.1	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05.1.2	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05.1.3	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.01****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.02****	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

16.01	Letter dated May 15, 2018 by Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers, as required by Item 16F of Form 20-F.

*	Incorporated herein by reference to exhibit 1.01 of the registrant’s Form 20-F (File No. 333-172855) filed with the SEC on April 30, 2014.
**	Incorporated herein by reference to exhibit 4.1 to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.
***	Incorporated herein by reference to exhibit 4.2 to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.
***	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.
+	Confidential treatment requested.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

GRAÑA Y MONTERO S.A.A.

By:	/s/ Luis Francisco Díaz Olivero
Name:	Luis Francisco Díaz Olivero
Title:	Chief Executive Officer

By:	/s/ Monica Miloslavich
Name:	Monica Miloslavich
Title:	Chief Financial Officer

Date: May 15, 2018