Form 20-F/A
period 2016-12-31
Grana & Montero S.A.A.
filed 2018-05-17
CIK 1572621

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) is being filed solely to amend the annual report on Form 20-F for the fiscal year ended December 31, 2016 filed by Graña y Montero S.A.A. on May 15, 2018 (the “Form 20-F”) in the following manner:

•	to include the audit opinion relating to the consolidated financial statements of the company, as of and for the year ended December 31, 2014;

•	to remove in its entirety the Consolidated Income Statement formerly on page F-9 of the Form 20-F, which was duplicative of the information in note 2.30 of the consolidated financial statements;

•	to change the words “Minority Interest” on page F-28 to “Non-controlling Interest”; and

•	to update the Table of Contents immediately prior to page F-1 and the corresponding page numbering of the consolidated financial statements.

Except for the above amendments, no changes have been made to the financial statements of the company as contained in the Form 20-F.

This Form 20-F/A consists of a cover page, this explanatory note, Item 18 (as amended) of the Form 20-F, including the audit opinion described herein, the signature page and the required certifications of the principal executive officer and principal financial officer of the company. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

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
May 15, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

April 30, 2015

To Graña y Montero S.A.A. Board of Directors and Shareholders:

In our opinion, the consolidated statements of income, of comprehensive income, of changes in equity and of cash flow for the year ended December 31, 2014 present fairly, in all material respects, the results of operations and cash flows of Graña y Montero S.A.A. and its subsidiaries for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada

Lima, Peru

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

The accompanying notes on pages F-10 to F-114 are part of the consolidated financial statements.

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

The accompanying notes on pages F-10 to F-114 are part of the consolidated financial statements.

(Free translation from the original in Spanish)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts are expressed in thousands of S/. unless otherwise stated)

		For the year ended December 31,
	Note	2014	2015	2016
			Restated see Note 2.30
Profit (Loss) for the period		361,232	55,589	(451,598)

Other comprehensive income:
Items that will not be reclassified to profit or loss

Re-assessment of actuarial gains and losses, net of tax	31	(1,777)	(3,860)	(1,531)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	31	568	723	883
Currency translation adjustment, net of tax		(20,463)	(59,660)	14,307

Impairment of available-for-sale financial assets	10	4,649	19,973	(2,220)
Impairment of financial assets available for sale, net of tax	10	—	—	(41,461)
Exchange movements on translation of foreign subsidiaries, net of tax	31	—	(5,220)	7,860
Exchange difference from foreign net investment, net of tax	31	(12,794)	—	1,563

		(28,040)	(44,184)	(19,068)

Other comprehensive income for the period, net of tax		(29,817)	(48,044)	(20,599)

Total comprehensive income for the period		331,415	7,545	(472,197)

Comprehensive income attributable to:
Equity holders of the Company		277,912	(25,713)	(534,492)
Non-controlling interest		53,503	33,258	62,295

		331,415	7,545	(472,197)

The accompanying notes on pages F-10 to F-114 are part of the consolidated financial statements.

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

The accompanying notes on pages F-10 to F-114 are part of the consolidated financial statements.

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

The accompanying notes on pages F-10 to F-114 are part of the consolidated financial statements.

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

Company Management identified the need to make adjustments to the consolidated financial statements for the year 2015, so proceed to correct and restructure the financial statements as of December 31, 2015 in the items detailed below:

		2015	Adjustment	2015
				Restated See Note 2.30
Asset Restated
Trade accounts receivables, net	(1)	1,050,791	(8,336)	1,042,455
Unbilled work in progress, net	(1)	1,319,187	(40,960)	1,278,227
Other accounts receivable	(1)	824,589	(3,872)	820,717
Investments in associates and joint ventures		646,884	(9,879)	637,005
Intangible assets, net		881,020	(2,734)	878,286
Deferred income tax asset	(3)	173,851	(26,006)	147,845

Liability Restated
Provisions		35,618	11,842	47,460
Deferred income tax liability	(3)	101,664	(2,501)	99,163
Other liabilities		5,671,484	4	5,671,488

Equity Control Entity
Translation Adjustment	(2)	(129,059)	(14,725)	(143,784)
Profit (loss) for the period		88,153	(81,057)	7,096
Noncontrolling interest		528,489	(5,350)	523,138

Gross profit	(1)	702,805	(52,831)	649,974
Other expenses / other income, net		(364,382)	(5)	(364,387)
Financial expenses/income		(138,695)	—	(138,695)
Share of the profit or loss in associates and joint ventures under the equity method accounting		17,603	(9,879)	7,724
Income Tax	(3)	(75,619)	(23,408)	(99,027)

Profit (Loss) for the period		141,712	(86,123)	55,589

Profit (Loss) attributable to:
Equity holders of the Company		88,154	(81,057)	7,097
Non-controlling interest		53,558	(5,066)	48,492

		141,712	(86,123)	55,589

(1)	The Company performed a review of the estimates made of the work in progress, as well as impairments to the accounts receivable, determining the need to make adjustments to the account balances.
(2)	The Goodwill of Morelco S.A. during 2015 was recorded using the group the functional currency (soles). In the review conducted in 2016, it was identified that the registration should be made in the currency of the subsidiary, generating a conversion adjustment.
(3)	Likewise, a review of deferred tax assets was conducted, determining the need to record adjustments in accordance with the adjustments described above.

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

EXHIBIT INDEX

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

GRAÑA Y MONTERO S.A.A.

By:	/s/ Luis Francisco Díaz Olivero
Name:	Luis Francisco Díaz Olivero
Title:	Chief Executive Officer

By:	/s/ Monica Miloslavich
Name:	Monica Miloslavich
Title:	Chief Financial Officer

Date: May 16, 2018