Form 20-F
period 2017-12-31
Grana & Montero S.A.A.
filed 2018-07-02
CIK 1572621

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Tel. 011-51-1-213-6565

Av. Paseo de la República 4667

Surquillo

Lima 34, Peru

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value s/.1.00 per share, American Depositary Shares, each representing five Common Shares	New York Stock Exchange* New York Stock Exchange**

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of the American Depositary Shares representing those common shares.
**	On May 17, 2018, the New York Stock Exchange suspended trading of the Registrant’s American Depositary Shares and commenced proceedings to delist the Registrant. The Registrant has appealed the decision, which is pending.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation

pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2017	660,053,790 shares of common stock

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.    Yes   ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No   ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every interactive data filed required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 203.405 of this chapter) during the preceding 12 months (or for such other period that the Registrant was required to submit and post such files)    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

This is the company’s annual report on Form 20-F for the year ended December 31, 2017. The company filed its annual report on Form 20-F for the year ended December 31, 2016 (the “2016 20-F”) on May 15, 2018, as amended on May 16, 2018. As the company disclosed in the 2016 20-F, certain developments caused delays in the filing of 2016 20-F and, as a result, this annual report was also delayed.

As the company disclosed on a Form 6-K furnished on May 17, 2017, the company was previously unable to file the 2016 20-F within the prescribed time period because the company was carrying out additional procedures in connection with the finalization of its consolidated financial statements and the assessment of its internal control over financial reporting as of and for the year ended December 31, 2016 related to its association with affiliates of Odebrecht S.A. in certain projects in Peru. Additionally, on January 24, 2017, the Peruvian government terminated the concession of Gasoducto Sur Peruano S.A., a consortium controlled and operated by Odebrecht affiliates in which the company held a minority investment, due to a failure of the consortium to obtain the required project financing by the stipulated deadline. The termination of the concession, despite the government compensation contemplated under the concession contract, has had a material impact on the consolidated financial results and backlog of the company, which was under review due to the complexity in the accounting for the concession and expected government compensation.

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

Subsequently, on or about March 23, 2018, the former auditor informed the company that it would not authorize the use of its 2015 audit opinion without conducting substantial additional procedures, which represented a difference in understanding from what the company had since October 2017 when the company dismissed the former auditor as the company’s auditor for the 2016 fiscal year. The former auditor could not give any assurance as to when it could complete such additional procedures. To avoid further delay in filing the 2016 20-F, on April 17, 2018, the Audit and Process Committee of the company appointed Moore Stephens to re-audit the 2015 fiscal year, and the shareholders’ meeting of the company held on May 14, 2018 ratified the appointment.

Since the 2016 20-F was filed, the company has worked diligently with Moore Stephens to complete the financial statements for the 2017 fiscal year and file this annual report.

For more information, see “Item 5.A. Operating and Financial Review and Prospects—Recent Developments” and “Item 16.F. Change in Registrant’s Certifying Accountant” of this annual report.

i

ii

iii

PART I

INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company,” “the group” and “Graña y Montero” in this annual report are to Graña y Montero S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. In this annual report, we refer to our principal subsidiaries, joint operations, joint ventures and associated companies as follows: (i) in our Engineering and Construction (E&C) segment: GyM S.A. as “GyM”; Stracon GyM S.A. as “Stracon GyM”; Vial y Vives—DSD S.A. as “Vial y Vives—DSD”; GMI S.A. as “GMI”; Morelco S.A.S. as “Morelco”; (ii) in our Infrastructure segment: Norvial S.A. as “Norvial”; Survial S.A. as “Survial”; Concesión Canchaque S.A. as “Canchaque”; GyM Ferrovías S.A. as “GyM Ferrovías”; Concesionaria La Chira S.A. as “La Chira”; GMP S.A. as “GMP”; Gasoducto Sur Peruano S.A. (investee) as “GSP”; Concesionaria Chavimochic S.A.C. (investee) as “Chavimochic”; (iii) in our Real Estate segment: Viva GyM S.A. as “Viva GyM”; Inmobiliaria Almonte S.A.C. as “Almonte” and Concar S.A. as “Concar”; and (iv) in our Technical Services segment, CAM Chile S.A. as “CAM”; Adexus S.A. as “Adexus.” We discuss GSP and Chavimochic in our Infrastructure segment in this annual report, however, as investees, their results are not presented within the Infrastructure segment in our consolidated financial statements. For more information on our subsidiaries, joint operations, joint ventures or associated companies, see notes 6a, 6c and 16 to our audited annual consolidated financial statements included in this annual report.

The GSP gas pipeline concession was terminated on January 24, 2017, and, as a result, we recognized impairments with respect to our investment in GSP and our participation in the related construction consortium (Consorcio Constructor Ductos del Sur). Both GSP and Consorcio Constructor Ductos del Sur are in the process of being liquidated. Additionally, on April 24, 2017 we sold our interest in Compañía Operadora de Gas del Amazonas (“COGA”), and on June 6, 2017, we sold our interest in GMD S.A. (“GMD”). On April 11, 2018, we sold our interest in Stracon GyM. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; the term “sol” and the symbol “S/.” refer to the legal currency of Peru; the term “Chilean peso” and the symbol “CLP” refer to the legal currency of Chile; and the term “Colombian peso” and the symbol “COP” refer to the legal currency of Colombia.

Financial Information

Our consolidated financial statements included in this annual report have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our annual consolidated financial statements for the years ended December 31, 2015, 2016 and 2017 have been audited by Moore Stephens in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our annual consolidated financial statements for the years ended December 31, 2013 and 2014 have been audited by Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers. For more information, see “Item 16.F. Change in Registrant’s Certifying Accountant.”

Our consolidated financial statements for the year ended December 31, 2015 included in this annual report were restated in our annual report on Form 20-F for the fiscal year ended December 31, 2016. The previously issued consolidated financial statements of the company for the 2015 fiscal year (and the related audit opinion) included in the company’s annual report on Form 20-F for the year ended December 31, 2015 should not be relied upon. The restatement of the 2015 fiscal year resulted in certain significant changes to the company’s consolidated financial statements. For more information, see note 2.30 to our audited annual consolidated financial statements for the year ended December 31, 2016 included in our annual report on Form 20-F for the 2016 fiscal year.

We manage our business in four segments: Engineering and Construction (E&C); Infrastructure; Real Estate; and Technical Services. For information on our results of operations per our business segments, see note 7 to our audited annual consolidated financial statements included in this annual report. Beginning on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment. For ease of comparison, the historical segment financial information included in this annual report presents Concar in the Infrastructure segment. This change does not impact our consolidated financial results.

We have requested that the staff of the U.S. Securities and Exchange Commission (the “SEC”) grant relief from the financial statement filing requirements of Rule 3.09 of Regulation S-X pursuant to Section 2430 of the Division of Corporation Finance Financial Reporting Manual, with respect to our investment in GSP. We have requested this relief because we believe the burden of producing financial statements of GSP as of and for the years ended December 31, 2015, 2016 and 2017 would outweigh their limited utility to the company’s investors. In particular, such financial statements would not provide additional material information to our investors that is not already included in our own audited annual consolidated financial statements included in this annual report. The SEC has not yet granted this request for relief, and we are in ongoing discussions with SEC regarding this matter. For more information on GSP, see notes 5(e), 5(f) and 16 of our audited annual consolidated financial statements included in this annual report.

On June 6, 2017, we sold our 89.19% interest in our former subsidiary, GMD. As a result, we present GMD as a discontinued operation in our audited annual consolidated financial statements for the year ended December 31, 2017. We have reclassified our consolidated financial statements for the years ended December 31, 2015 and 2016 included in this annual report, to show GMD as a discontinued operation for those years as well.

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

Currency Translations

Our consolidated financial statements are prepared in soles. For a description of our translation of amounts in currencies other than soles in our consolidated financial statements, see note 2.4 to our audited annual consolidated financial statements included in this annual report.

We have translated some of the soles amounts contained in this annual report into U.S. dollars and some U.S. dollars amounts contained in this annual report into soles, for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles amounts to U.S. dollars and U.S. dollars amounts into soles was S/.3.245 to US$1.00, which was the exchange rate reported for December 31, 2017 by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). We present our backlog in U.S. dollars. For contracts denominated in soles or other local currencies, amounts have been converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. When we present our ratios of backlog and revenues in this annual report, we similarly convert our revenues, which are reported in soles, into U.S. dollars based on the exchange rate reported for December 31 of the corresponding year. For conversions of macroeconomic indicators (particularly in “Item 5.D. Operating and Financial Review and Prospects—Trend Information” in this annual report), average annual exchange rates for the currencies of each of the countries addressed are used. The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rates” for information regarding historical exchange rates of soles to U.S. dollars.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Backlog

This annual report includes our backlog for our Engineering and Construction, Infrastructure, Real Estate and Technical Services segments. We do not include backlog in this annual report in our Infrastructure segment for: (i) our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; (ii) our Energy line of business because: (a) our revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel dispatched; and (iii) COGA, which is not consolidated because it was jointly controlled, and which we sold on April 24, 2017. When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. Backlog is not a measure defined by IFRS, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. Backlog is not audited. For our definition of backlog, see “Item 4.B. Information on the Company—Business Overview—Backlog.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.”

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

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the engineering and construction, infrastructure, real estate and technical services industries in Peru and elsewhere in Latin America. We have made these estimates on the basis of our management’s knowledge and statistics and other information, which we believe to be the most recently available as of the date of this annual report, from government agencies, industry professional organizations, industry publications and other sources. While we believe these estimates to be accurate as of the date of this annual report, we have not independently verified the data from third-party sources and our internal data has not been verified by any independent source. In addition, our former director, Hugo Santa María Guzmán, is a partner in APOYO Consultoría, and Roberto Abusada Salah, a director of the company, is a director of the Peruvian Economy Institute. We paid Great Place to Work ® Institute, a human resources consulting, research and training firm, for our employees to participate in their market survey referenced in this annual report (Copyright © 2017 Great Place to Work ® Institute, Inc. All rights reserved.). In this annual report we present gross domestic product (“GDP”) both on a nominal and real basis. Real GDP is nominal GDP adjusted to exclude the effect of inflation. Unless otherwise indicated, references to GDP are to real GDP.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including, among others:

•	the impact on our business reputation from our association with Odebrecht S.A. (“Odebrecht”) affiliates in Peru;

•	the potential effects of investigations of our company and certain of our former directors and executive officers, or any future investigations, regarding corruption or other illegal acts;

•	uncertainty with regards to the timing and amount of the government payment we are entitled to receive in connection with the termination of the GSP pipeline concession;

•	defaults under our debt instruments arising from certain financial covenants and our failure to deliver the company’s audited consolidated financial statements for the 2016 and 2017 fiscal years on time;

•	our ability to consummate asset sales on favorable terms on a timely basis, or at all;

•	the potential impact of the class action civil suit against the company and certain of our former directors and our former and current executive officers;

•	our ability to successfully appeal the suspension of trading and eventual delisting of our American depositary shares (“ADSs”) on the New York Stock Exchange (“NYSE”);

•	global macroeconomic conditions, including commodity prices;

•	economic, political and social conditions in the markets in which we operate, particularly in Peru, including the resignation of former President Pedro Pablo Kuczynski in March 2018 following corruption allegations;

•	political conflicts and deadlocks in Peru between the Peruvian Congress and the executive branch;

•	major changes in Peruvian government policies at the national, regional or municipal levels, including in connection with infrastructure concessions, investments in infrastructure and affordable housing subsidies;

•	social conflicts in Peru that disrupt infrastructure projects, particularly in the mining sector;

•	interest rate fluctuation, inflation and devaluation or appreciation of the sol in relation to the U.S. dollar (or other currencies in which we receive revenue);

•	our backlog may not be a reliable indicator of future revenues or profit;

•	the level of capital investments and financings available for infrastructure projects of the types that we perform, both in the private and public sectors;

•	competition in our markets, both from local and international companies;

•	performance under contracts, where a failure to meet schedules, cost estimates or performance targets on a timely basis could result in reduced profit margins or losses and impact our reputation;

•	developments, some of which may be beyond our control, that affect our reputation in our markets, including a deterioration in our safety record;

•	industry-specific operational risks, such as operator errors, mechanical failures and other accidents;

•	availability and costs of energy, raw materials, equipment and labor;

•	our ability to obtain financing on favorable terms, including our ability to obtain performance bonds and similar financings; required in the ordinary course of our business;

•	our ability to attract and retain qualified personnel;

•	our ability to enter into joint operations, and rules involved in operating under joint operation or similar arrangements;

•	our exposure to potential liability claims and contract disputes, including as a result of environmental damage alleged to have been caused by our operations;

•	our and our clients’ compliance with environmental, health and safety laws and regulations, and changes in government policies and regulations in the countries in which we operate;

•	negotiations of claims with our clients of cost and schedule variances and change orders on major projects;

•	delays in client payments, and increased financing costs for working capital resulting from those delays;

•	volatility in global prices of oil and gas;

•	the cyclical nature of some of our business segments;

•	limitations on our ability to operate our concessions profitably, including changes in traffic patterns, and limitations on our ability to obtain new concessions;

•	our ability to accurately estimate the costs of our projects;

•	changes in real estate market prices, customer demand, preference and purchasing power, and financing availability and terms;

•	our ability to obtain zoning and other license requirements for our real estate development;

•	changes in tax laws;

•	natural disasters, severe weather or other events that may adversely impact our business; and

•	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors.”

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

A. Selected Financial Data

The following selected consolidated financial data should be read together with “Part I. Introduction — Financial Information,” “Item 5. Operations and Financial Review and Prospects” and our audited annual consolidated financial statements included in this annual report.

The following selected financial data as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited annual consolidated financial statements included in this annual report. The following selected financial data as of December 31, 2013, 2014 and 2015 and for the years ended December 31, 2013 and 2014 have been derived from our audited annual consolidated financial statements not included in this annual report. Our annual consolidated financial statements for the years ended December 31, 2015, 2016 and 2017 have been audited by Moore Stephens in accordance with the standards of the Public Company Accounting Oversight Board (United States). For more information, see “Item 16.F. Change in Registrant’s Certifying Accountant.” Our consolidated financial statements for the year ended December 31, 2015 included in this annual report were restated in our annual report on Form 20-F for the fiscal year ended December 31, 2016. The previously issued consolidated financial statements of the company for the 2015 fiscal year (and the related audit opinion) included in the company’s annual report on Form 20-F for the year ended December 31, 2015 should not be relied upon. On June 6, 2017, we sold our 89.19% interest in our former subsidiary GMD. As a result, we present GMD as a discontinued operation in our audited annual consolidated financial statements for the year ended December 31, 2017. We have reclassified our financial statements for the years ended December 31, 2015 and 2016 included in this annual report to show GMD as a discontinued operation for those years as well. We have not reclassified GMD for the fiscal years 2013 and 2014, due to the immaterial amount of the difference.

	For the year ended December 31,
	2013(2)	2014(2)	2015	2016(3)	2017	2017
		(in millions of S/.)				(in millions of US$)(4)
Income Statement Data: (1)
Revenues	5,967.5	7,008.7	7,582.9	6,190.3	6,080.1	1,873.7
Cost of sales	(4,963.4)	(6,057.1)	(6.969.9)	(5,633.0)	(5,407.4)	(1,666.4)

Gross profit	1,004.1	951.6	613.0	557.3	672.7	207.3
Administrative expenses	(361.8)	(421.4)	(394.2)	(382.4)	(429.2)	(132.3)
Other income and expenses, net(5)	26.0	15.2	54.7	(12.7)	(21.0)	(6.5)
Profit (losses) from sale of investments	5.7	—	(8.3)	46.3	274.4	84.6
Other (expenses) income, net	(0.7)	(0.1)	(0.1)	(0.7)	0.4	0.1

Operating profit	673.4	545.3	265.1	207.8	497.3	153.2
Financial (expense) income, net(5)	(112.4)	(91.4)	(130.4)	(201.0)	(170.0)	(52.4)
Share of the profit and loss obtained from associates and joint ventures under the equity method of accounting	33.6	53.4	7.7	(589.7)	1.3	0.4

Profit before income tax	594.5	507.4	142.3	(582.9)	328.6	101.2
Income tax	(182.3)	(146.2)	(95.9)	119.3	(123.0)	(37.9)
Profit from continuing operations	412.1	299.7	46.4	(463.6)	205.6	63.3
Profit from discontinued operations	—	—	9.1	12.0	3.6	1.1

Net profit	412.1	361.2	55.6	(451.6)	209.2	64.4
Net profit (loss) attributable to controlling interest(6)	320.0	299.7	7.1	(509.7)	148.7	45.8
Net profit (loss) attributable to non-controlling interest(6)	92.1	61.5	48.5	58.1	60.5	18.6

(1)	Includes the results of operations of DSD since August 2013, Morelco since January 2015 and Adexus which began consolidating in August 2016. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Acquisitions.” Additionally includes the results of Stracon, although we sold our interest in Stracon on April 11, 2018.
(2)	We have not reclassified our financial information included in this annual report for the years ended December 31, 2013 and 2014 to show GMD as a discontinued operation, due to the immaterial amount of the difference.
(3)	For the effects on our results of operations for 2016 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and notes 5(e), 5(f), and 16 to our audited annual consolidated financial statements included in this annual report. In particular, we recognized an impairment to our investment in GSP of S/.593.1 million in 2016, which is recorded in Share of the profit and loss obtained from associates and joint ventures under the equity method of accounting.
(4)	Calculated based on an exchange rate of S/.3.245 to US$1.00 as of December 31, 2017.
(5)	Reflects exchange losses due to the depreciation of the sol against the U.S. dollar and our U.S. dollar denominated liabilities. For more information, see note 28 to our audited annual consolidated financial statements included in this annual report.
(6)	We consolidate the results of our subsidiaries in our financial statements and we reflect the profit corresponding to the minority interests in our subsidiaries under “net profit attributable to non-controlling interests” in our income statement. With respect to our joint operations, we recognize in our consolidated financial statements the revenue and expenses, including our share of any asset, liability, revenue or expense we hold jointly with partners. We reflect the results of our associated companies under the equity method of accounting in our consolidated financial statements under the line item “share of the profit and loss in associates” in our income statement. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions,” “—General—Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies” and note 2.2 to our audited annual consolidated financial statements included in this annual report.

	As of December 31,
	2013	2014	2015	2016(1)	2017	2017
Balance Sheet Data:		(in millions of S/.)				(in millions of US$)(2)
Total current assets	3,903.5	4,623.9	5,200.4	4,328.7	3,891.9	1,199.4
Cash and cash equivalents	959.4	818.4	554.0	607.0	626.2	193.0
Accounts receivables	1,162.4	1,768.6	2,143.3	1,862.5	1,858.9	572.9
Outstanding work in progress	971.7	1,161.8	1,278.2	680.9	584.8	180.2
Inventories(3)	762.8	833.6	1,159.2	1,104.3	770.7	237.5
Total non-current assets	2,412.6	3,106.8	3,699.6	4,718.0	4,775.7	1,471.7
Long-term accounts receivables(4)	591.9	580.0	621.8	667.5	848.6	261.5
Investments in associates and joint ventures	88.0	229.6	637.0	389.8	268.7	82.8
Property, plant and equipment	952.9	1,147.0	1,111.8	1,113.6	865.7	266.8
Intangible assets(5)	480.9	778.7	878.3	960.3	940.1	289.7
Total current liabilities	2,416.3	3,794.9	4,092.3	4,537.0	3,549.2	1,093.7
Short-term borrowings	486.1	1,425.5	1,265.1	2,007.1	1,093.4	336.9
Accounts payables(6) (7)	1,762.1	2,151.4	2,779.6	2,453.1	2,356.7	726.3
Total non-current liabilities	703.1	762.1	1,725.8	2,019.9	2,529.4	779.5
Long-term borrowings	309.7	326.1	1,310.3	1,341.0	1,544.2	475.9
Capital stock	660.1	660.1	660.1	660.1	660.1	203.4
Shareholders’ equity	2,765.4	2,691.7	2,558.8	1,980.4	2,123.3	654.3
Non-controlling interest	431.3	482.5	523.1	509.3	465.7	143.5

(1)	For the effects on our financial condition as of December 31, 2016 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and notes 5(e), 5(f) and 26 to our audited annual consolidated financial statements included in this annual report.
(2)	Calculated based on an exchange rate of S/.3.245 to US$1.00 as of December 31, 2017.
(3)	Includes investments for the purchase of land by our Real Estate segment. These investments in land are recorded at acquisition cost and are not marked-to-market for changes in fair value. See note 15 to our audited annual consolidated financial statements included in this annual report.
(4)	Includes payments required to be made by the Peruvian government for the amounts we invest to purchase trains and other infrastructure for the Lima Metro. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Infrastructure” and note 11 to our audited annual consolidated financial statements included in this annual report.
(5)	We recognize our investments in the construction of the highway of our Norvial concession as intangible assets. See note 18(c) to our audited annual consolidated financial statements included in this annual report.
(6)	Includes S/.701.8 million, S/.684.3 million, S/.607.1 million, S/.810.8 million and S/.726.3 million in advance payments made by our clients as of December 31, 2013, 2014, 2015, 2016 and 2017, respectively, in connection with our E&C and operation and maintenance of infrastructure assets contracts. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Engineering and Construction” and “—Technical Services” and note 22 to our audited annual consolidated financial statements included in this annual report.
(7)	Includes our US$15.6 million payable to Chubb Insurance Company (US$52.5 million as of December 31, 2016 and US$15.6 million as of December 31, 2017) relating to the termination of the GSP gas pipeline concession. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and “—Liquidity and Capital Resources—Indebtedness.”

	As of and for the year ended December 31,
	2013		2014	2015	2016(2)	2017	2017
	(in millions of S/.)						(in millions of US$)(3)
Other Data: (1)
EBITDA(4) (in millions of S/. or US$)	966.1		858.8	579.2	(93.6)	785.1	241.9
Gross margin	16.8%		13.6%	8.1%	9.0%	11.1%	11.1%
EBITDA margin(5)	16.2%		12.3%	7.6%	(1.5)%	12.9%	12.9%
Outstanding shares (thousands)	660,054		660,054	660,054	660,054	660,054	660,054
Profit per share (in S/.or US$)	0.62		0.55	0.08	(0.68)	0.31	0.10
Profit attributable to controlling interest per share (in S/.or US$)	0.48		0.45	0.01	(0.77)	0.23	0.07
Dividend per share (in S/.or US$)(6)	0.17		0.16	0.05	—	—	—
Net debt(7)/ EBITDA ratio	(0.2	)x	1.1x	3.5x	(29.3)	2.6	2.6
Backlog (in millions of US$) (Unaudited)(8)	3,935.0		3,765.4	3,918.4	3,011.6	2,388.4	2,388.4
Backlog/revenues ratio (Unaudited)(8)	1.9x		1.6x	1.9x	1.8x	1.3x	1.3x

(1)	Includes the results of operations of DSD since August 2013, Morelco since January 2015 and Adexus which began consolidating in August 2016. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Acquisitions.” Additionally includes the results of Stracon, although we sold our interest in Stracon on April 11, 2018.
(2)	For the effects on our results of operations and backlog for 2016 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and notes 5(e), 5(f) and 16 to our audited annual consolidated financial statements included in this annual report.
(3)	Calculated based on an exchange rate of S/.3.245 to US$1.00 as of December 31, 2017.
(4)	For further information on the definition of EBITDA, see “—Non-GAAP Financial Measure and Reconciliation.”
(5)	Reflects EBITDA as a percentage of revenues.
(6)	Payment of dividends for the year’s profit.
(7)	Net debt is calculated as total borrowings (including current and non-current borrowings) less cash and cash equivalents.
(8)	For further information on our backlog, see “Item 4.B. Business Overview—Backlog.” Does not include, in our Infrastructure segment, our Norvial toll road concession; our Energy line of business; or our jointly controlled COGA venture (which we sold on April 24, 2017). Backlog is calculated as of the last day of the applicable year. Revenues are calculated for that year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year, which was S/.2.796 to US$1.00 as of December 31, 2013, S/.2.989 to US$1.00 as of December 31, 2014, S/.3.413 to US$1.00 as of December 31, 2015, S/.3.36 to US$1.00 as of December 31, 2016 and S/.3.245 to US$1.00 as of December 31, 2017. Includes revenues only for businesses included in our backlog.

The following tables set forth summary financial data for each of our business segments. For more information on the results of operations of our segments, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations” and note 7 to our audited annual consolidated financial statements included in this annual report. The effects of the termination of the GSP gas pipeline concession on our results of operations and financial condition for 2016 are reflected in Corporate (the Parent Company Operations) and, with respect to the related construction consortium (Consorcio Constructor Ductos del Sur), in our E&C segment.

Beginning on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment. For ease of comparison, the historical segment financial information included in this annual report presents Concar in the Infrastructure segment. This change does not impact our consolidated financial results.

1. Engineering & Construction

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	4,075.3	5,035.7	5,829.4	4,159.5	3,353.2	1,033.3
Cost of sales	(3,515.7)	(4,500.3)	5,516.7	(3,934.9)	(3,062.9)	(943.9)

Gross profit	559.5	535.4	312.8	224.6	290.3	89.5

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(1)
Administrative expenses	(217.9)	(258.6)	(289.1)	(258.6)	(231.0)	(71.2)
Other income and (expenses), net	10.8	(9.8)	30.8	(9.2)	(42.7)	(13.2)
Other (losses) gains, net	—	—	(0.2)	—	25.8	8.0

Operating profit	352.4	267.0	54.2	(43.2)	42.4	13.1
Financial (expense) income, net	(26.6)	(62.4)	(118.5)	(53.9)	(43.4)	(13.4)
Share of the profit or loss in associates under the equity method of accounting	42.0	48.2	(2.2)	16.5	30.6	9.4

Profit (loss) before income tax	367.7	252.8	(66.5)	(80.6)	29.6	9.1
Income tax	(111.2)	(59.3)	(55.4)	(12.8)	(17.14)	(5.3)

Net profit (loss)	256.5	193.6	(121.8)	(93.4)	12.5	3.9
Net profit attributable to controlling interest	211.6	164.1	(131.2)	(87.7)	12.1	3.7
Net profit (loss) attributable to non-controlling interest	44.9	29.5	9.3	(5.7)	0.3	0.1

	As of December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	1,858.0	2,676.6	3,157.1	1,910.9	1,949.0	600.6
Cash and cash equivalents	265.8	285.4	172.1	93.5	184.4	56.8
Accounts receivables	737.7	1,092.9	1,526.4	1,060.5	1,117.0	344.2
Outstanding work in progress	735.0	1,145.4	1,260.5	648.9	578.7	178.3
Other current assets	119.6	152.9	198.1	108.0	68.9	21.2
Total non-current assets	931.1	1,250.0	1,118.4	1,328.0	1,382.3	426.0
Long-term accounts receivables	—	6.2	0.5	42.7	333.5	102.8
Property, plant and equipment	534.1	651.2	606.2	592.2	509.7	157.1
Other non-current assets	397.0	592.6	511.7	521.4	480.1	148.0
Total current liabilities	1,633.6	2,500.2	2,846.3	2,101.5	2,189.6	674.8
Short-term borrowings	195.1	629.6	653.0	582.3	592.0	182.4
Accounts payables(2)	1,321.5	1,701.9	2,174.0	1,482.1	1,561.6	481.2
Total non-current liabilities	385.6	445.2	629.2	471.8	546.3	168.4
Long-term borrowings	127.1	144.1	376.0	246.3	127.8	39.4
Other long-term liabilities	258.5	301.1	253.3	225.5	418.6	129.0
Shareholders’ equity	622.9	817.8	639.2	551.7	487.9	150.4
Non-controlling interest	147.0	163.4	160.8	113.9	107.5	33.1

2. Infrastructure

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	1,109.9	1,249.1	1,353.1	1,174.8	1,447.9	446.2
Cost of sales	(876.8)	(995.4)	(1,107.2)	(963.4)	(1,187.8)	(366.0)

Gross profit	233.1	253.7	245.9	211.4	260.2	80.2
Administrative expenses	(67.0)	(71.5)	(67.0)	(66.1)	(63.9)	(19.7)
Other income and (expenses), net	(1.0)	(2.6)	2.0	1.3	5.8	1.8
Other (losses) gains, net	0.3	(0.1)	(0.1)	(0.5)	0.4	0.1

Operating profit	165.3	179.5	180.8	146.1	202.5	62.4
Financial (expense) income, net	(44.5)	(30.4)	(22.9)	(9.6)	(19.5)	(6.0)
Share of the profit or loss in associates under the equity method of accounting	1.6	—	0.9	1.6	1.6	0.5

Profit before income tax	122.4	149.2	158.9	138.1	184.5	56.9
Income tax	(40.0)	(56.6)	(46.5)	(39.9)	(55.2)	(17.0)

Net profit	82.4	92.6	112.4	98.3	129.3	39.8
Net profit attributable to controlling interest	70.1	80.9	93.0	74.4	103.8	32.0
Net profit (loss) attributable to non-controlling interest	12.3	11.7	19.4	23.8	25.5	7.9

	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	651.8	614.1	639.3	806.5	923.3	284.5
Cash and cash equivalents	142.5	173.4	240.3	303.9	331.1	102.0
Accounts receivables	286.1	378.8	331.9	409.2	535.0	164.9
Outstanding work in progress	172.6	16.4	17.7	32.1	—	—
Other current assets	50.6	45.6	49.5	61.3	57.2	17.6
Total non-current assets	1,111.1	1,297.9	1,514.4	1,801.6	2,098.4	646.7
Long-term accounts receivables(3)	603.9	602.3	670.7	930.2	1,164.0	358.7
Property, plant and equipment	226.4	236.3	225.4	200.2	190.4	58.7
Other non-current assets	279.8	412.8	536.1	623.5	676.9	208.6
Total current liabilities	1,094.2	1,180.4	458.4	407.2	580.2	178.8
Short-term borrowings	140.4	588.8	197.2	85.1	86.2	26.6
Accounts payables	934.6	568.3	241.3	261.5	486.2	149.8
Total non-current liabilities	163.6	154.5	1,010.3	1,444.7	1,585.9	488.7
Long-term borrowings	99.6	103.3	842.5	1,004.6	1,014.4	312.6
Other long-term liabilities	63.9	51.1	167.8	440.1	571.4	176.1
Shareholders’ equity	434.2	497.1	586.2	643.3	729.5	224.8
Non-controlling interest	70.9	80.0	98.8	112.9	126.1	38.9

3. Real Estate

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	313.7	224.6	215.8	411.5	647.5	199.5
Cost of sales	(200.0)	(162.1)	(164.0)	(275.0)	(500.2)	(154.1)

Gross profit	113.7	62.4	51.8	136.5	147.4	45.4
Administrative expenses	(21.0)	(21.1)	(20.5)	(28.4)	(21.2)	(6.5)
Other income and (expenses), net	(0.7)	(0.8)	1.8	0.8	(3.7)	(1.1)
Other (losses) gains, net	(1.0)	—	—	—	49.0	15.1
Profit from the sale of investments	3.2	—	—	—	—	—

Operating profit	94.2	40.5	33.0	108.9	171.5	52.9
Financial (expense) income, net	(13.8)	(14.7)	(10.9)	(11.6)	(18.3)	(5.6)
Share of the profit or loss in associates under the equity method of accounting	0.1	12.2	14.9	6.8	0.5	0.2

Profit before income tax	80.5	38.0	37.0	104.2	153.6	47.3
Income tax	(21.4)	(11.5)	(7.6)	(27.1)	(35.9)	(11.1)

Net profit	59.0	26.5	29.3	77.2	117.7	36.3
Net profit attributable to controlling interest(4)	19.2	9.5	12.4	22.1	48.6	15.0
Net profit (loss) attributable to non-controlling interest(4)	39.9	17.0	17.0	55.1	69.1	21.3

	As of December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(3)
Balance Sheet Data:
Total current assets	672.6	760.8	1,109.3	1,117.1	884.6	272.6
Cash and cash equivalents	43.0	54.3	74.5	58.9	85.2	26.3
Accounts receivables	36.4	75.6	114.4	111.2	155.3	47.9
Outstanding work in progress	593.2	631.0	920.4	947.0	644.1	198.5
Other current assets(5)	76.5	117.4	91.7	113.6	78.5	24.2
Total non-current assets	11.8	9.7	14.7	17.9	9.8	3.0
Long-term accounts receivables(3)	5.6	7.3	11.3	13.0	11.6	3.6
Property, plant and equipment	36.9	36.2	34.7	49.4	45.7	14.1
Other non-current assets	22.1	64.1	30.9	33.3	11.3	3.5
Total current liabilities	217.6	266.6	555.1	515.8	352.1	108.5
Short-term borrowings	77.9	144.3	224.4	206.5	162.0	49.9
Accounts payables	136.6	120.1	330.7	291.2	144.8	44.6
Total non-current liabilities	97.8	138.9	159.6	104.2	44.1	13.6
Long-term borrowings	52.3	16.4	27.6	16.5	12.0	3.7
Other long-term liabilities	45.4	122.5	132.0	87.6	32.1	9.9
Shareholders’ equity	152.7	157.3	158.6	234.4	217.3	67.0
Non-controlling interest(4)	281.0	315.4	327.6	376.3	349.6	107.7

4. Technical Services

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:(6)
Revenues	740.2	843.8	563.9	841.1	1,061.0	327.0
Cost of sales	(607.3)	(709.6)	(487.0)	(763.8)	(1,003.2)	(309.2)

Gross profit	132.9	134.2	76.9	77.3	57.8	17.8
Administrative expenses	(96.5)	(91.3)	(60.9)	(69.9)	(74.2)	(22.9)
Other income and expenses, net	22.6	7.3	12.0	4.2	8.6	2.7
Gain from business combination	—	—	(8.3)	—	—	—
Other (losses) gains, net	—	(2.1)	0.2	(0.2)	—	—

Operating profit	59.0	48.1	19.9	11.4	(7.8)	(2.4)
Financial (expense) income, net	(16.0)	(20.7)	(17.7)	(17.2)	(26.3)	(8.1)
Share of the profit or loss in associates under the equity method of accounting	1.1	0.6	0.6	0.4	1.2	0.4

Profit before income tax	44.1	28.0	2.8	(5.4)	(32.9)	(10.1)
Income tax	(12.1)	(6.6)	20.6	(1.6)	4.8	1.5

Profit from continuing operations			23.4	(7.0)	(28.1)	(8.7)
Profit from discontinued operations			5.2	7.9	2.3	0.7
Net profit (loss)	32.0	21.4	28.6	0.9	(25.8)	(8.0)
Net profit (loss) attributable to controlling interest(4)	24.2	16.0	20.1	1.6	(18.2)	(5.6)
Net profit (loss) attributable to non-controlling interest(4)	7.8	5.5	8.5	(0.7)	(7.6)	(2.3)

	As of December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	310.4	429.3	390.0	591.6	403.2	124.3
Cash and cash equivalents	26.3	128.7	41.7	37.7	21.9	6.7
Accounts receivables	171.6	255.5	286.0	479.0	321.8	99.2
Outstanding work in progress	64.2	—	—	—	—	—
Other current assets	48.3	45.1	62.2	74.8	59.5	18.3
Total non-current assets	169.4	214.4	223.6	361.3	246.9	76.1
Long-term accounts receivables	12.3	4.9	0.5	24.5	42.0	12.9
Property, plant and equipment	89.1	139.5	145.9	195.5	100.9	31.1
Other non-current assets	67.9	70.0	77.2	141.3	103.9	32.0
Total current liabilities	262.1	277.5	308.0	600.2	463.6	142.9
Short-term borrowings	72.2	62.1	87.7	155.1	139.8	43.1
Accounts payables	163.3	194.3	212.0	438.2	313.9	96.7
Total non-current liabilities	104.7	181.8	161.8	166.6	104.2	32.1
Long-term borrowings	27.9	60.1	64.4	73.5	26.5	8.2
Other long-term liabilities	76.8	121.7	97.5	93.1	77.8	24.0
Shareholders’ equity	88.5	94.6	108.4	148.0	81.3	25.1
Non-controlling interest	24.4	89.7	35.4	38.0	1.0	0.3

(1)	Calculated based on an exchange rate of S/.3.245 to US$1.00 as of December 31, 2017.
(2)	Includes advance payments, which reflects advance payments made by our clients in connection with our E&C and Operation and Maintenance of Infrastructure Assets contracts. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Engineering and Construction” and “—Technical Services” and note 22 to our audited annual consolidated financial statements included in this annual report.
(3)	Includes payments required to be made by the Peruvian government for the amounts we invest to purchase trains and other infrastructure for the Lima Metro. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Infrastructure” and note 11 to our audited annual consolidated financial statements included in this annual report.
(4)	The net profit attributable to controlling interests of our Real Estate segment is significantly affected by the financing and commercial arrangements we use to purchase land and to develop real estate projects. Depending on the level of non-controlling interests used to finance our real estate projects, our Real Estate segment tends to have significant net profit attributable to non-controlling interests. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Real Estate.”
(5)	Includes inventories, which includes investments for the purchase of land by our Real Estate segment. These investments in land are recorded at book value and are not marked-to-market for changes in fair value. See note 15 to our audited annual consolidated financial statements included in this annual report.
(6)	We have not reclassified our financial information included in this annual report for the years ended December 31, 2013 and 2014 to show GMD as a discontinued operation, due to the immaterial amount of the difference.

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

	For the year ended December 31,
	2013	2014	2015	2016(1)	2017	2017
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)(3)	412.1	361.2	46.4	(463.6)	205.7	63.4
Financial expense	583.5	460.1	590.2	977.0	515.9	159.0
Financial income	(471.0)	(368.8)	(459.8)	(776.0)	(345.9)	(106.6)
Income tax	182.3	146.2	95.9	(119.3)	123.0	37.9
Depreciation and amortization	259.1	260.0	306.4	288.3	286.4	88.3

EBITDA	967.2	858.8	579.2	93.6	785.1	241.9

The following table is the reconciliation of the EBITDA for our four segments, Parent company operations and elimination:

	For the year ended December 31,
	2013	2014	2015	2016(1)	2017	2017
	(in millions of S/.)					(in millions of US$)(2)
Engineering and construction	545.5	459.5	220.1	106.1	194.3	59.9
Infrastructure	236.6	257.2	272.2	237.8	300.9	92.7
Real state	97.9	56.5	52.8	121.4	177.3	54.6
Technical services	91.7	78.8	35.1	39.8	36.8	11.3
Parent company operations	309.1	252.3	(35.6)	(1,026.4)	216.7	66.8
Eliminations intercompany	(314.7)	(245.4)	34.6	427.8	(140.9)	(43.4)

EBITDA(5)	967.2	858.8	579.2	(93.6)	785.1	241.9

The following tables set forth the reconciliation of our net profit to EBITDA for each of our business segments and certain of our lines of business or subsidiaries within these segments. The effects of the termination of the GSP gas pipeline concession on our results of operations and financial condition for 2016 are reflected in Corporate (the Parent Company Operations) and, with respect to the related construction consortium (Consorcio Constructor Ductos del Sur), in our E&C segment. Beginning on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment. For ease of comparison, the historical segment financial information included in this annual report presents Concar in the Infrastructure segment. This change does not impact our consolidated financial results. For more information, see note 7 to our audited annual consolidated financial statements included in this annual report.

1. Engineering & Construction

	For the year ended December 31,
	2013	2014	2015	2016(1)	2017	2017
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)(3)	256.5	193.6	(121.8)	(93.4)	12.4	3.8
Financial expense	318.4	256.9	433.3	560.1	218.1	67.2
Financial income	(291.8)	(194.5)	(314.8)	(506.2)	(174.7)	(53.8)
Income tax	111.2	59.3	55.4	12.8	17.1	5.3
Depreciation and amortization	151.2	144.2	168.1	132.8	121.4	37.4

EBITDA	545.5	459.5	220.1	106.1	194.2	59.9

2. Infrastructure

2.1 Full Segment

	For the year ended December 31,
	2013	2014	2015	2016(1)	2017	2017
	(in millions of S/.)					(in millions of US$)(2)
Net profit	82.4	92.6	112.4	98.3	129.3	39.8
Financial expense	117.5	101.6	78.2	101.7	62.6	19.3
Financial income	(72.9)	(71.2)	(55.3)	(92.0)	(43.1)	(13.3)
Income tax	40.0	56.6	46.5	39.9	55.2	17.0
Depreciation and amortization	69.7	77.6	90.5	90.0	96.9	29.9

EBITDA	236.7	257.2	272.3	237.8	300.9	92.7

2.2(a) All Toll Roads

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(2)
Net profit	40.4	43.0	53.5	44.9	55.0	16.9
Financial expense	22.4	19.0	10.8	14.9	7.7	2.4
Financial income	(18.0)	(9.5)	(14.8)	(9.6)	(3.5)	(1.1)
Income tax	15.0	16.2	18.8	15.5	20.9	6.4
Depreciation and amortization	10.0	11.4	10.9	11.1	11.0	3.4

EBITDA	69.8	80.1	79.2	76.8	91.1	28.1

2.2(b) Norvial

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(2)
Net profit	30.1	31.1	40.9	47.3	49.4	15.2
Financial expense	13.3	9.7	4.1	4.9	3.4	1.0
Financial income	(3.8)	(0.4)	(0.4)	(1.6)	(0.9)	(0.3)
Income tax	10.2	10.9	13.6	16.3	18.7	5.8
Depreciation and amortization	9.8	11.0	10.8	10.9	10.8	3.3

EBITDA	59.6	62.3	68.9	77.7	81.4	25.1

2.3 Mass Transit

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)(5)	(13.1)	12.1	18.8	23.9	19.5	6.0
Financial expense	60.3	39.8	7.9	20.5	18.4	5.7
Financial income	(34.3)	(35.3)	(4.9)	(25.8)	(14.0)	(4.3)
Income tax	(0.5)	10.8	8.1	10.9	9.5	2.9
Depreciation and amortization	0.6	0.9	0.1	0.1	0.1	0.0

EBITDA	13.0	28.3	30.0	29.6	33.5	10.3

2.4 Energy

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(2)
Net profit	45.0	62.7	20.2	12.0	38.1	11.7
Financial expense	28.5	30.6	50.3	61.7	34.8	10.7
Financial income	(14.3)	(19.2)	(30.5)	(52.0)	(23.3)	(7.2)
Income tax	20.1	29.8	7.7	5.3	13.2	4.1
Depreciation and amortization	53.4	58.1	74.2	72.5	79.4	24.5

EBITDA	132.8	162.0	121.8	99.5	142.1	43.8

2.5 Concar

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)	7.9	(26.5)	18.5	14.0	16.9	5.2
Financial expense	6.2	12.0	9.1	4.5	1.7	0.5
Financial income	(6.3)	(7.2)	(5.0)	(4.6)	(2.3)	(0.7)
Income tax	4.6	(0.8)	11.4	6.7	11.4	3.5
Depreciation and amortization	5.6	7.1	5.3	6.4	6.4	2.0

EBITDA	18.0	(15.3)	39.3	27.0	34.1	10.5

3. Real Estate

	For the year ended December 31,
	2013	2014	2015	2016	2017(1)	2017
	(in millions of S/.)					(in millions of US$)(2)
Net profit	59.0	26.5	29.3	77.2	117.7	36.3
Financial expense	27.0	30.4	47.7	65.1	36.0	11.1
Financial income	(13.2)	(15.6)	(36.8)	(53.5)	(17.7)	(5.5)
Income tax	21.4	11.5	7.6	27.1	35.9	11.1
Depreciation and amortization	3.6	3.8	4.9	5.6	5.3	1.6

EBITDA	97.9	56.5	52.8	121.4	177.3	54.6

4. Technical Services

4.1 Full Segment

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)	32.0	21.4	23.3	(7.0)	(28.0)	(8.6)
Financial expense	29.0	27.9	22.8	36.8	39.4	12.1
Financial income	(13.1)	(7.1)	(5.1)	(19.6)	(13.2)	(4.1)
Income tax	12.1	6.6	(20.6)	1.6	(4.8)	(1.5)
Depreciation and amortization	31.6	30.1	14.7	28.0	43.3	13.3

EBITDA	91.6	78.9	35.1	39.8	36.7	11.3

4.2 CAM

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	(in millions of S/.)					(in millions of US$)(2)
Net profit	23.5	15.5	23.3	(3.0)	(28.0)	(8.6)
Financial expense	16.2	19.6	22.8	28.2	27.8	8.6
Financial income	(5.3)	(3.4)	(5.1)	(16.2)	(12.1)	(3.7)
Income tax	6.2	1.2	(20.6)	3.5	(4.6)	(1.4)
Depreciation and amortization	16.3	11.5	14.7	19.5	23.3	7.2

EBITDA	56.9	44.4	35.1	31.9	6.5	2.0

(1)	For the effects on our results of operations for 2016 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and notes 5(e) and 16 to our audited annual consolidated financial statements included in this annual report.
(2)	Calculated based on an exchange rate of S/3.245 to US$1.00 as of December 31, 2017.
(3)	Includes the results of operations of DSD since August 2013, Morelco since January 2015 and Adexus which began consolidating in August 2016. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Acquisitions.” Additionally includes the results of Stracon, although we sold our interest in Stracon on April 11, 2018.
(4)	Our E&C segment EBITDA includes S/.42.0 million, S/.48.2 million, S/.2.2 million, S/.15.8 million and S/.30.6 million in 2013, 2014, 2015, 2016 and 2017, respectively, which represents GyM’s 39.0% equity interest in Viva GyM’s net profit.
(5)	In 2013 we generated losses as a result of the limited number of trains we initially operated in the Lima Metro. For more information on our Lima Metro, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Infrastructure.”

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

	High	Low	Average	Period end
2013	2.820	2.541	2.704	2.796
2014	2.990	2.761	2.840	2.989
2015	3.413	2.983	3.186	3.413
2016	3.537	3.249	3.375	3.360
2017	3.392	3.231	3.261	3.241
December 2017	3.289	3.231	3.246	3.241
January 2018	3.229	3.207	3.215	3.216
February 2018	3.269	3.212	3.248	3.260
March 2018	3.271	3.217	3.252	3.227
April 2018	3.249	3.216	3.231	3.249
May 2018	3.291	3.259	3.274	3.273
June 2018 (through June 26, 2018)	3.284	3.260	3.271	3.271

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

Peruvian prosecutors have included José Graña Miró Quesada, a shareholder and the former Chairman of the company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a shareholder, a former board member of the company and chairman of our subsidiary GyM, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranches II and III), in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of the company, has also been included in an investigation for the crime of money laundering in connection with the same project.

In connection with investigations relating to the IIRSA South project concession (tranches II and III), the Peruvian criminal prosecutor moved to charge the company and our construction subsidiary, GyM, as criminal defendants in connection with the projects. Separately, an Ad Hoc Public Prosecutor appointed by the Peruvian executive branch to investigate matters of corruption (the “Ad Hoc Prosecutor”) moved to directly include the company as a civilly-responsible third party. In response, the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) notified us of its decision to formally include the company and GyM in its criminal investigation. We appealed the court’s decision and, on June 22, 2018, the First Court of Appeals of the Superior Court of Lima revoked the judicial order No. 05 dated February 28, 2018 that indicted the company and GyM, among other corporate defendants, in the criminal investigation on charges of collusion and other crimes and rejected the petition, without prejudice, made by the prosecutor to incorporate both companies in the aforementioned process. Nevertheless, we cannot assure you that the criminal prosecutor will not appeal this decision, or file a new claim, against the company and GyM, or that our position will ultimately prevail. Furthermore, a decision from the Peruvian judiciary on whether our company will be included in the investigation proceedings as a civilly responsible third party remains pending, and we cannot assure you that our company will not be included or that our position would ultimately prevail.

The Ad Hoc Prosecutor has also moved to directly include GyM as a civilly-responsible third party in the investigation relating to Tranches 1 and 2 of Line 1 of the Lima Metro. A decision from the Peruvian judiciary regarding these matters remains pending, and we cannot assure you that our subsidiary will not be included or that our position would ultimately prevail.

We cannot assure you that other of our former or current board members and executive officers will not be included in the foregoing proceedings as criminal defendants or civilly-responsible third parties as well, or that the company will not be included in other investigations.

A conviction of corruption or settlements with government authorities could lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Moreover, our alleged involvement in corruption investigations, and any findings of wrongdoing in such investigations, could further damage our reputation and have a material adverse impact on our ability to compete for business. Such investigations may also adversely affect our ability to pursue strategic projects, and could potentially result in the termination or modification of certain existing contracts or relationships. In addition, such investigations may affect the company’s ability to secure financing in the future. Furthermore, investigations could continue to divert management’s attention and resources from other issues facing our business.

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

Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made payment or, to our knowledge, initiated the payment process or the auction process for a new concessionaire. As a result, we may be forced to assert our rights against the Peruvian government in judicial or arbitration proceedings, which may place us in an adversarial position with the Peruvian government and/or other GSP shareholders. We cannot assure you that we will pursue any such claims, or that any such claims would ultimately prevail in a timely manner, or at all.

To initiate arbitration against the Peruvian government, we need the approval of all three shareholders of GSP. We have sought such approval on two occasions but have not succeeded. We cannot assure you that we will obtain the consent needed to initiate legal proceedings in the short term.

In 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims under the concession to other GSP shareholders, Enagás and ourselves. On January 2, 2018, we received a notification that Odebrecht commenced arbitration proceedings against us and Enagás, seeking to invalidate the contractual subordination. While we believe that the subordination arrangement with respect to Odebrecht’s claims in connection with the anticipated payment is enforceable, we cannot assure you that our position will prevail. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

In addition, we have made certain estimates in our consolidated financial statements with respect to the expected payment for the termination of the GSP contract. In particular, after taking into account the S/.593.1 million impairment we recognized to our investment in GSP during 2016, we continue to record S/.218.3 million in connection with our investment in GSP as of December 31, 2017. If our assumptions and estimates are incorrect, our actual results could differ significantly from those reflected in our consolidated financial statements. Failure to receive the expected payment on a timely basis, or at all, would have a material adverse effect on our business, financial condition and results of operations.

We are in default under certain of our debt instruments and may not reach agreement with our creditors to amend or waive the covenants

We are currently in default under certain of our debt instruments and are initiating the process of renegotiating with our creditors under such instruments. See “Item 13. Defaults, Dividend Arrearages and Delinquencies.” Failure to successfully renegotiate new payment terms could force us to precipitate the sale of assets, including on unfavorable terms, to repay these debt instruments. Moreover, if we are not able to renegotiate the terms of these debt instruments or repay them promptly, our ability to obtain financings, including performance guarantees or similar financings required under many of our business contracts, would be impaired, which may have a material adverse effect on our business, financial condition and results of operations.

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

A class action civil lawsuit in the United States may adversely affect our company

A securities class action civil lawsuit has been filed against the company and certain of our former directors and former and current executive officers in the United States. The suit is in early stages, and we cannot assure you that our position will prevail. If our position does not prevail, the case may have substantial adverse effects on our business, financial condition and results of operations.

We may be unable to access credit that we need to operate our business

Due to uncertainty relating to the investigations of our company, our creditors and other banks operating in the Peruvian market have placed restrictions on our ability, and the ability of other construction companies, to acquire future credit lines or other financings. This may affect our ability to obtain financing for new or existing projects on favorable terms or at all, and also may render us unable to compete for or win new projects.

Changes in key personnel could affect our future business

Our success depends significantly on the services of our senior management, board of directors and other key personnel. On February 27, 2017, our former chairman of the board, our former CEO and board member, and our former board member and the former chairman of our subsidiary GyM resigned from their positions at our company. Effective March 2, 2017, we appointed a new CEO, and on March 31, 2017, our shareholders at the annual shareholders’ meeting appointed a new board of directors, replacing all but two of our existing directors. Moreover, other senior managers have recently left the company.

While most of these officers have already been replaced, the replacement of directors and senior management is likely to have an impact on our business and results of operations. Moreover, we cannot assure you that we will be able to continue to attract and retain senior management, qualified engineers and other key personnel.

INDECOPI and Peruvian prosecutors have initiated investigations in response to a news report alleging that certain construction companies in Peru, Brazil and Spain, including our company, colluded to receive public contracts

In July 2017, media reports alleged that certain construction companies in Peru, Brazil and Spain, including our company, colluded as a “construction club” to receive public contracts. As a result of these reports, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) has initiated an investigation regarding the anti-competitive activities of construction companies in Peru, including our company. In July 2017, INDECOPI conducted a search of our facilities related to these allegations. Separately, a former employee of GyM has been included in a criminal investigation for collusion and other alleged crimes. Neither the company nor GyM have been formally included in these criminal investigations

We cannot assure you that the company or any of its current or former directors or senior management will not be included in these investigations in the future, nor can we predict the outcome of any such investigations, the timing thereof or how they may impact our business, financial condition and results of operations.

Risks Related to Our Company

Global economic conditions could adversely affect our financial performance

The global financial crisis and ensuing global recession in 2008 and 2009 had a significant adverse effect on the development of large-scale infrastructure and real estate projects worldwide. Subsequently, global economic conditions, including slower growth in China, declines in global commodity, in particular oil and gas prices, the appreciation of the U.S. dollar against foreign currencies, the withdrawal of investments from emerging markets and continued concerns about the U.S. and European economies, generated economic uncertainty which affected private- and public-sector investments. The United Kingdom voted to exit the European Union on June 23, 2016. As of the date hereof, the actions to be taken by the United Kingdom to effectively exit the European Union and the duration of this process are uncertain. The results of the referendum in the United Kingdom have caused, and are expected to continue to cause, volatility in financial markets, which in turn could have substantial adverse effects on our business, financial condition and results of operations. On November 8, 2016, Mr. Donald J. Trump was elected president of the United States. President Trump has implemented greater restrictions on free trade and limitations on immigration. Changes in social, political, regulatory and economic conditions in the United States or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Peruvian economy, which in turn could have a negative impact on our operations. Future global economic conditions, in particular fluctuations in commodity prices and financings costs, may impact our clients’ investment decisions. Should our clients choose to postpone or suspend new investments or delay or cancel the execution of existing projects as a result of global economic conditions, demand for our products and services, including our backlog, would decline, which may result in a decline in revenues and in under-utilization of our capacity. In addition, our business may be impacted by adverse economic developments even after economic conditions have improved because of the lag time between when investments decisions are made and when the projects are executed. Furthermore, financial difficulties suffered by our clients, joint operation partners, subcontractors or suppliers due to global economic conditions could result in payment delays or defaults, or increase our costs or adversely impact our project execution. Accordingly, a global economic downturn could have a material adverse effect on our financial performance.

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

New projects may require the prior approval of local indigenous communities

In September 2011, Peru enacted Law No. 29,785, regarding the Prior Consultation Right of Local Indigenous Communities, in accordance with the International Labor Organization Convention No. 169 (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). This law establishes a prior non-binding consultation procedure (procedimiento de consulta previa) that the Peruvian government must carry out with local indigenous communities, whose rights may be directly affected by new legislative or administrative measures, including the granting of certain permits or new concessions or similar contracts, such as for mining, energy and oil and gas projects. Local indigenous communities do not have a veto right; and therefore, upon completion of this prior consultation procedure, the Peruvian government retains the discretion to approve or reject the applicable legislative or administrative measure. However, we cannot assure you that these consultation procedures will not negatively influence a decision by Peruvian government to grant us a permit, concession or consent and, therefore, adversely affect new projects and concessions. Accordingly, our business and financial performance may be materially and adversely affected.

Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit

Our backlog amount is subject to revision over time and our ability to realize revenues from our backlog is subject to a number of uncertainties. Cancellations, scope adjustments or deferrals may occur, from time to time, with respect to contracts reflected in our backlog and could reduce the amount of our backlog and the revenue and profits that we actually earn. For example, the termination of the GSP gas pipeline concession on January 24, 2017 reduced our backlog as of December 31, 2016 by US$855 million, 30.2% of our E&C backlog and 21.4% of our total backlog as of that date. Contracts may also remain in our backlog for an extended period of time and poor performance could also impact our profit from the contracts in our backlog. In addition, our backlog is expressed in U.S. dollars based on period-end exchange rates while a significant portion of our contracts are payable in soles or other local currencies. As a result, any depreciation of local currency would diminish the amount of revenues eventually earned relative to backlog. Moreover, as of December 31, 2017, one client, Ecopetrol, concentrated 23.3% of Morelco’s backlog. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.” The amount of our backlog is not necessarily indicative of future revenues or profits related to the performance of the related contracts.

Our backlog may decline further. We cannot assure you that we will be able to obtain sufficient contracts in the future in number and magnitude to increase our backlog. Additionally, the amount of new contracts that we obtain can fluctuate significantly from period to period due to factors that are beyond our control.

The ratio of our historical backlog to revenues earned in subsequent years is volatile and substantially affected by a number of factors, some of which are outside our control, including levels of contract scope adjustments and our ability to enter into new contracts (which are substantially influenced by general macroeconomic conditions), delays and cancellations, foreign exchange rate movements and our ability to increase the scale of our operations to expand the amount of work we carry out beyond that previously contracted. Accordingly, historical correlations between backlog and revenues may not recur in future periods.

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

The nature of our business exposes us to potential liability claims and contract disputes

We may be subject to a variety of legal or administrative proceedings, liability claims or contract disputes. The government, clients and other third parties may present claims against us for injury or damage caused, directly or indirectly, by our operations, for example for alleged failures in our engineering and construction, the operation of our infrastructure concessions (such as our toll roads or the Lima Metro), and real estate developments we sell. Although we have a range of insurance coverage policies and have adopted risk management and risk avoidance programs designed to reduce potential liabilities, a catastrophic event resulting from the services we have performed or products we have provided could result in significant professional or product liability, warranty or other claims against us as well as reputational harm, especially if public safety is impacted. We may in the future be named as a defendant in legal proceedings where our clients or third parties may make a claim for damages or other remedies with respect to our projects or other matters. Any liability not covered by our insurance, or in excess of our insurance limits, could result in a significant loss for us, which may affect our financial performance. Moreover, certain of our clients have executed the performance guarantees that we were required to deliver in connection with their project in order to gain leverage, we believe, in the negotiation of contract disputes with us.

We are susceptible to operational risks that could affect our business and financial performance

Our business is subject to numerous industry-specific operational risks, including natural disasters, adverse weather conditions, operator error or other accidents, mechanical and technical failures, explosions and other events and accidents, many of which are beyond our control. Such occurrences could result in injury or loss of life, severe damage to and destruction of property and equipment, business interruption, pollution and other environmental damage, clean-up responsibilities, regulatory requirements, investigations and penalties, potential liability claims and contractual disputes. In addition, such occurrences could materially impact our reputation. Although we maintain comprehensive insurance covering our assets and operations at levels that our management believes to be adequate, our insurance coverage will not be sufficient in all circumstances or to protect against all hazards. The occurrence of such an operational risk could have a material adverse effect on our business and financial performance.

Deterioration in our safety record could adversely affect our business and financial performance

Our ability to retain existing clients and attract new business is dependent on our ability to safely operate our business. Existing and potential clients consider the safety record of their services providers to be of high importance in their decision to award service contracts. Some of our activities, in particular in our E&C segment, as well as our electricity networks services line of business, can be high risk by their nature. If one or more accidents were to occur at a site, the affected client may terminate or cancel our contract and may be less likely to continue to use our services. Although our track record on safety matters is consistent with industry standards, we cannot assure you that we will not experience accidents in the future, causing our safety record to deteriorate. Accidents may be more likely as we continue to grow, particularly if we are required to hire less experienced employees due to shortages of skilled labor. Moreover, often times we do not perform these activities by ourselves and accidents can happen due to errors committed by partners and subcontractors over whom we have no control. Because many of our clients require us to report our safety metrics to them as part of the bidding process and because a substantial part of our client base is comprised of major companies with high safety standards, a general deterioration in our safety record could have a material adverse impact on our business including our ability to bid for new contracts.

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

Increases in the prices of energy, raw materials, equipment or wages could increase our operating costs

Our business requires significant purchases of energy, raw materials and components, including, among others, large quantities of fuel, cement and steel, as well as purchases or leases of equipment. Certain inputs used in our operations are susceptible to significant fluctuations in prices, over which we may have little control. The prices of some of these inputs are affected to a significant extent by the prices of commodities, such as oil and iron. Global oil prices in particular have declined significantly in recent years, although they increased in 2017, and we cannot assure you that oil prices will not continue to increase in the future (although increased oil prices would benefit revenues in our Energy line of business). Substantial increases in the prices of such commodities generally result in increases in our suppliers’ operating costs and, consequently, lead to increases in the prices they charge for their products. Moreover, we do not have long-term contracts for the supply of our key inputs, and, as a result, if prices increase significantly or if we are required to find alternative suppliers, our costs to procure these inputs may increase significantly. In addition, growing demand for labor, especially when coupled with shortages of qualified employees in the countries where we operate, may result in significant wage inflation. To the extent that we are unable to pass along to our clients increases in the prices of our key inputs or increases in the wages that we must pay, our operating margins could be materially adversely impacted.

We may not be able to obtain financing on favorable terms

Our ability to undertake large investments (particularly in our Infrastructure and Real Estate segments) or consummate significant acquisitions will depend on the availability of equity and debt financing. We cannot assure you that we will be able to obtain new financings in the future on favorable terms or at all. Our ability to obtain financings will depend in part upon prevailing conditions in credit and capital markets, which are beyond our control. In 2008 and 2009, global markets suffered turmoil, which significantly constrained the availability of new financings. In addition, our ability to obtain new financing, or refinance existing debt, may at certain times be adversely affected by the cyclicality of our business, particularly our E&C segment, as has occurred in the past. Furthermore, in response to the ensuing global economic recession in 2009, many countries, in particular the United States as well as the countries where we operate, have maintained target interest rates at very low levels. However, more recently, the U.S. Federal Reserve has begun to increase target interest rates in the United States. Emerging markets have been affected by this change in the U.S. monetary policy, resulting in a withdrawal of investments and increased volatility in the value of their currencies. If interest rates rise significantly in the United States, emerging market economies, including Peru, could find it more difficult and expensive to borrow capital and refinance existing debt. Higher interest rates globally or in Peru would in turn impact our costs of funding. If adequate funds are not available, or are not available on favorable terms, we may not be able to make future investments or pursue acquisitions or other opportunities.

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

Our consortia and other strategic alliances may be affected by disputes with, or the unsatisfactory performance by, our partners

Although we have a thorough partner selection process, consortia and other strategic alliances that we enter into as part of our business, including arrangements where operating control may be shared with unaffiliated third parties, may involve risks not otherwise present when we operate independently, including: sharing approval rights over major decisions; responsibility for our partners’ unpaid obligations or liabilities; ensuring ethical and compliance behavior; and inconsistencies in our and our partners’ economic or business interests or goals. Any disputes between us and our partners may result in delays, litigation or operational impasses. We may also incur liabilities as a result of action taken by our partners. In addition, if we participate in consortia or other strategic alliances where we are not the controlling party, we may have limited control over operation decisions and actions and the success of the consortium or other strategic alliance will depend largely on the performance of our partners. These risks could adversely affect our ability to transact the business that is the object of such consortium or other strategic alliance, and could result in the termination of the applicable concession or contract. Under these circumstances, we may be required to make additional investments and provide additional services to ensure adequate performance and delivery. These additional obligations could result in reduced profits or, in some cases, increased liabilities or significant losses for us. In addition, failure by a partner to comply with applicable laws or regulations could negatively impact our business and, in the case of government contracts, could result in fines, suspension or even debarment from participating in bidding processes. As a result, our business and financial performance could be adversely affected by disputes involving our consortia or other strategic alliances. We have recently been involved in ongoing disputes, including arbitration proceedings, with our minority partner in Adexus. These disputes could result in disruptions in Adexus’ operations.

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

During 2016 and 2017, 11% and 4.5%, respectively, of our revenues on a consolidated basis was derived from public sector contracts in Peru (excluding public infrastructure concessions). As of December 31, 2017, 12.2% of our backlog is comprised of contracts with the public sector. As a result, if our company is debarred from participating in government bidding processes, our business and financial performance would be materially and adversely affected.

We may not be able to successfully expand outside of Peru

One of our long term strategies has been to continue to expand our operations outside of Peru, particularly in Chile and Colombia, and we expect that our international operations could become a more significant part of our consolidated business in future. We cannot assure you that we will be able to replicate our success in Peru in other countries. Our international expansion is subject to additional challenges, including: our ability to assimilate cultural differences and practices; our limited familiarity with local laws, regulators and contractors; our ability to attract and manage foreign personnel; the absence of a local workforce formed in our corporate values and familiar with our operations; competition in foreign markets, including from industry players with significantly greater local experience and reputation; and other risks specific to these countries. Moreover, we may not be able to make equity investments when needed by our foreign operations, due to restrictions imposed by Law 30737 in our ability to transfer funds abroad. Section II of Law 30737, promulgated in March 2018, imposes certain restrictions on companies that have been consortium partners of groups that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes. Among other things, the law requires that these companies suspend money transfers abroad.

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

New environmental regulation as a result of climate change could impact our business and financial performance

Growing concerns about climate change could result in the imposition of additional or more stringent environmental requirements or regulations. For example, there are ongoing international efforts to address greenhouse emissions, such as the Kyoto Protocol or the more recent Paris Agreement, which are in various stages of negotiation and implementation. If more stringent environmental regulation is adopted in the countries where we operate, we may be obliged to incur higher expenditures than anticipated, adversely affecting our financial performance. In addition, future remediation requirements in the event that we are found responsible for environmental damage may be substantial and could impact our financial condition. Moreover, more stringent environmental regulation could increase the costs of projects for our clients or, in some cases, prevent a project from going forward, thereby potentially reducing the demand for our services. Accordingly, new environmental regulation could have a material adverse effect on our business and financial performance.

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

Labor unrest could adversely affect our financial performance

All of our manual laborers and a portion of our employees are members of labor unions. Our practice is generally to extend benefits we offer our unionized employees to non-unionized employees. In our E&C segment, collective bargaining agreements are negotiated at two levels, on an annual basis between the Peruvian National Federation of Civil Construction and the Peruvian Chamber of Construction, without our direct involvement, and on a per project basis directly between the unions and us in accordance with such annual agreement. We also have collective agreements with our employees in certain of our business segments, which are also negotiated periodically. Although we consider that our relationship with unions is currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could result in the interruption or delay of our operations. Such interruptions or delays could have an adverse impact on our business, including on the cost of our projects and our ability to make timely delivery. Moreover, our operations may also be affected by labor unrest in our clients’ or our partners’ workforce.

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

An increase in import duties and controls may have a material adverse effect on our financial performance

Our future success depends in part on our ability to select and purchase high quality mechanical instruments and equipment at attractive prices. While we have historically been able to do so, such instruments and equipment may become subject to higher import taxes than currently apply. We cannot assure you that there will not be further increases in import taxes, changes in laws related to imports or the imposition of quotas by countries from which we import mechanical instruments and equipment, which could have a material adverse effect on our business.

The government may declare the nullity of public bidding processes after we have been awarded a project or concession

Even if we win the public bidding for a project or concession, the government may subsequently declare the process void for political, budgetary or other reasons and may cancel or terminate the project or concession awarded to us. For example, in June 2014, we were determined the winner of a public bidding for a concession to operate the fare collection system of Lima’s integrated transportation system for a period of 16 years. However, in January 2015, the Municipality of Lima notified us that the board of directors of the Instituto Metropolitano Protransporte de Lima – Protransporte had declared the nullity of the public bidding process, based on a report issued by the Peruvian Ministry of Economy and Finance, which concluded that the Ministry should have pronounced itself with respect to the concession prior to the bidding process instead of afterwards. We initiated a judicial proceeding in July 2015 to challenge such declaration of nullity, which proceedings remain ongoing. If upheld by the courts, the declaration of nullity of projects or concessions awarded to us could affect our future results of operations. Moreover, the uncertainty that results from these type of decisions may adversely impact investor confidence in Peru and our business.

Additional Risks Related to our Engineering and Construction Business

We are vulnerable to the cyclical nature of the end-markets we serve

Demand for our engineering and construction services is dependent on conditions in the end-markets we serve, which include, among others, the mining, power, oil and gas, transportation, real estate and other infrastructure sectors in Peru, as well as the mining sector in Chile and the energy sector in Colombia. Consequently, our engineering and construction business is closely linked to the performance and growth of these sectors, and it is exposed to many of the risks faced by our clients operating in these sectors, over which we have no control. These industries tend to be cyclical in nature and, as a result, although downturns can impact our entire company, our engineering and construction business has historically been subject to periods of very high and low demand. For example, between 2000 and 2003, there was a significant decline in activity in the Peruvian real estate and construction sectors, which consequently affected our and our competitors’ business and financial performance during that time. Factors that can affect these sectors include, among others, macroeconomic conditions, climate conditions, the level of private and public investment, the availability of credit, changes in laws and regulations, and political and social stability. The mining and oil and gas sectors, in particular, are also driven by worldwide demand for the underlying commodities, including, among others, silver, gold, copper, oil and gas, which can be affected by such other factors as global economic conditions and geopolitical affairs. A decline in prices for minerals, oil and gas has had in the past, and could have in the future, a significant impact on our clients’ exploration and production activities and, as a result, on their demand for our engineering and construction services. Accordingly, continuing adverse developments in the end-markets served by our engineering and construction business could have a material adverse effect on our financial performance.

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

We may be unable to deliver our services in a timely manner

The success of our engineering and construction business depends on our ability to meet the standards and schedules required by our clients. Significant delays that prevent us from providing our services on agreed time frames could adversely affect our client relations and reputation. Delays may occur for a number of reasons, including: our inability to adequately foresee the needs of our clients; delays caused by our joint operation partners, subcontractors or suppliers; insufficient production capacity; equipment failure; shortage of qualified workers; changes to customs regulations; and natural disasters. Failure to finish construction by the contractual completion date set forth in the contract could result in costs that reduce our projected profit margins, including a requirement to pay daily penalties and damages. If we are unable to meet deadlines, either due to internal problems or as a result of events over which we have no control, we may lose the trust of our clients and, therefore, experience a decrease in the demand for our services. In such event, our business and financial performance could be adversely affected.

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

Additional Risks Related to our Infrastructure Business

A substantial or extended decline in oil prices may adversely affect our financial performance

A substantial part of the revenues of our infrastructure business depends upon prevailing prices for oil. Historically, oil prices and markets have been volatile and are likely to continue to be volatile in the future. Moreover, global oil prices have declined significantly in recent years, with the average Brent crude prices declining from US$108.64 in 2013, US$99.02 in 2014 and US$52.46 per barrel in 2015 to US$43.55 per barrel in 2016 and US$54.20 per barrel in 2017. During the first quarter of 2018, the average Brent crude price was US$66.82 per barrel. Oil is a commodity and its price is subject to wide fluctuations in response to relatively minor changes in supply and demand for oil, market uncertainty, and a variety of additional factors beyond our control. Those factors include, among others: global demand and supply; political developments in producing regions; weather conditions; governmental regulations; international conflicts and acts of terrorism; the price and availability of alternative sources of energy; and overall local and global economic conditions. Moreover, lower oil prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil we can produce economically, if any, and, as such, may have a negative impact on the reserves of the fields in which we operate. As result, our financial performance could be materially and adversely affected by declines in oil prices.

Our reserves estimates depend on many assumptions that may turn out to be inaccurate and are not subject to review by independent reserve auditors

The process of estimating oil and gas reserves is complex, although the fields where we produce oil and gas are mature (Block I has been in production for over 100 years, Block III for approximately 100 years, Block IV for approximately 95 years and Block V for over 50 years). In order to prepare our reserves estimates presented in this annual report, we must project production rates and timing of development expenditures as well as analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. Therefore, estimates of reserves are inherently imprecise. Moreover, our reserve estimates included in this annual report have been prepared internally by our team of engineers, and have not been audited or reviewed by independent engineers. Future real production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable reserves will most likely vary from the estimates presented in this annual report, and those variances may be material. Any significant variance could materially affect the estimated reserves of the fields in which we operate.

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

Our contract with Petroperú S.A. (“Petroperú”) for fuel storage at the South terminal is currently scheduled to expire in August 2018. However, on June 6, 2018, the concessionaire, Consorcio Terminales, received a letter from Petroperú to initiate negotiations to extend the contract up to one more year. Moreover, we cannot assure you whether or when we will undertake any of the projects that have been awarded to us but for which contract negotiations are ongoing or stalled, in particular the concessions for Via Expresa Sur and Via Expresa Javier Prado.

Additional Risks Related to our Real Estate Business

We are exposed to risks associated with the development of real estate

Our real estate business is subject to the risks that generally affect the real estate industry, such as availability and prices of suitable land, environmental and zoning regulations, interruptions in supply and volatility of the prices of construction materials and equipment, and changes in the demand for real estate. Our real estate business is specifically affected by the following risks: macroeconomic conditions in Peru that may impact the growth of the real estate sector as a whole, particularly in the residential market, including an increase in unemployment or a decrease in wage levels; an increase in prevailing interest rates or lack of available credit; changes in government subsidies for affordable housing; unfavorable real estate market conditions, such as an oversupply of residential units or scarcity of suitable land in particular areas; the level of customer interest in our new projects or the sales price per unit necessary to sell the unit may be lower than expected; customer perception of the security, convenience and attractiveness of our projects and the areas in which they are located; cost overruns, many of which may be beyond our control, that exceed our estimates and affect our profit margins, including the price of labor, land, insurance, taxes and public charges; the construction and sale of units may not be completed on schedule; bankruptcy or significant financial difficulties of large industry players, which cause a loss of confidence in the industry; limitations when contracting with government entities; and restrictions on real estate development imposed by local, regional and national authorities which often render restrictive or higher bureaucratic laws and regulations. Recently, real estate sales have slowed due to modifications by the government to a program (Bono de Buen Pagador) that encourages social interest housing sales as well as access to credit. The occurrence or continuation of any of the above events may have a material adverse effect on our business and financial performance.

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

Our business may be adversely affected if we are not able to obtain the necessary licenses and/or authorizations for our developments in due time

Real estate development requires obtaining certain licenses, authorizations and registrations. In Peru, municipal authorities are responsible for issuing most of the licenses that are required during the development stage, including zoning, demolition, construction and conformity (conformidad de obra) licenses, among others. Currently, we have approximately 22 real estate projects in various stages of development. For some of these projects, we have not yet initiated administrative proceedings with the appropriate authorities, or such proceedings are pending approval. A denial or an extended delay in issuing licenses, authorizations or registrations, or an extended delay by municipal authorities in approving licensing procedures, may render land unsuitable for development, delay the completion of planned projects, increase our costs or otherwise negatively impact the pricing of projects and adversely affect our business and financial performance.

The scarcity of financing, an increase in interest rates or an increase in the security required by financial institutions as collateral may adversely affect the ability or willingness of prospective buyers to purchase our real estate properties. In most cases, the purchasers of our residential or commercial properties finance at least part of the purchase price with mortgage loans. In 2016 and 2017, approximately 95% and 88%, respectively, of our residential units were sold to purchasers who received government subsidies to finance the purchase of homes. An increase in interest rates, whether as a result of market conditions or government action or otherwise, may cause a decrease in the demand for our residential and commercial properties and for land development. An increase in interest rates could also increase our own financing costs, which may, in turn, increase the sale price of our projects and adversely affect our business and financial performance.

We may experience difficulties in finding desirable land and increases in the price of land may increase our cost of sales and decrease our earnings

The continued growth of our real estate business depends in large part on our ability to continue to acquire land at a reasonable cost. As more developers enter or expand their operations in the Peruvian real estate sector, land prices could rise significantly and suitable land could become scarce or overpriced due to increased demand or decreased supply. A resulting rise in land prices may increase our cost of sales and decrease our earnings. We may not be able to acquire suitable land at reasonable prices in the future, which may have a negative impact on our financial performance.

Changing market conditions may adversely affect our ability to sell home inventories in our land and at expected prices

There is a lag between the time we acquire land and the time that we can bring the developed properties to market. Lag time varies by sector and on a project-by-project basis. As a result, we face the risk that demand for real estate may decline or that other developments may occur during this period that affect market conditions, and that we will not be able to dispose of developed properties or undeveloped land at expected prices or profit margins or within anticipated time frames or at all. Significant expenditures associated with investments in real estate, such as maintenance costs, architectural fees in high-end projects, construction costs and debt payments, cannot generally be reduced if changes in market conditions cause a decrease in expected revenues from our properties. Moreover, the market value of home inventories and undeveloped land can fluctuate significantly because of changing market conditions. As a result of these and other factors beyond our control, we may be forced to sell properties or land at a loss or for prices that generate lower profit margins than we anticipate.

Determinations by INDECOPI may adversely affect our ability to enforce binding contracts

In resolving consumer protection complaints in the real estate and insurance sectors, INDECOPI has made determinations against real estate developers resulting in the modification of contractual provisions applicable to purchasers. Some purchasers of real estate properties have taken advantage of these INDECOPI determinations and filed complaints against developers before INDECOPI and/or made public claims through the media seeking to obtain compensation for alleged deficiencies in housing construction as well as the modification of the terms of their contracts, which may have a negative impact on our real estate business. Although we have a small number of such complaints in INDECOPI, an increase in consumer complaints and consumer protective measures, particularly those resulting in the modification of contractual terms, may affect our ability to enforce our contracts under their original terms if we are not able to counter such claims, which in turn may have a negative impact on our real estate business.

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

A separate criminal investigation and extradition order has been initiated against former President Alejandro Toledo. Investigations have also been initiated against former Presidents Ollanta Humala, Alan García and Pedro Pablo Kuczynski.

Several corruption scandals regarding authorities at municipal, regional and national ministry-levels are also ongoing, and former and current government officials have been detained. These corruption investigations have resulted in lower investments in large projects.

The political instability caused by these events could affect macroeconomic conditions in the country, including currency volatility, as well as have a negative effect on our business.

Fluctuations in the value of the sol could adversely affect financial performance

Fluctuations in the value of the sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, fluctuations in the value of the sol to the U.S. dollar can materially adversely affect our results of operations. In 2017, 39.3% and 43.8% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 63.9% and 18.3% of our costs of sales were denominated in soles and U.S. dollars, respectively. In the past the exchange rate between the sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

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

As a result of reforms initiated in the 1990s, Peruvian inflation decreased significantly from four-digit inflation during the 1980s. The Peruvian economy experienced annual inflation of 2.9% in 2013, 3.2% in 2014, 4.4% in 2015, 3.2% in 2016 and 1.4% in 2017, as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú).

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

The Peruvian economy could be affected by adverse economic developments in regional or global markets

Financial and securities markets in Peru are influenced, to varying degrees, by economic and market conditions in regional or global markets. Although economic conditions vary from country to country, investors’ perceptions of events occurring in one country may adversely affect cash flows and securities from issuers in other countries, including Peru. For example, the Peruvian economy was adversely affected by the political and economic events that occurred in several emerging economies in the 1990s, including in Mexico in 1994, the Asian crisis in 1997, the economic crisis in Russia in 1998, the Brazilian currency devaluation in 1999 and the Argentine crisis in 2001, which affected the market value of securities issued by companies from markets throughout Latin America. In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy. The 2008-2009 global economic recession, principally driven by the subprime mortgage market in the United States, substantially affected the international financial system, including Peru’s securities market and economy. More recently, global economic conditions, including slower growth in China, low global commodity prices, in particular oil and gas prices, and the appreciation of the U.S. dollar against foreign currencies generated economic uncertainty which may reduce the confidence of foreign investors, causing volatility in the securities markets and affecting the ability of companies to obtain financing globally. The United Kingdom voted to exit the European Union on June 23, 2016. As of the date hereof, the actions to be taken by the United Kingdom to effectively exit the European Union and the duration of this process are uncertain. The results of the referendum in the United Kingdom have caused, and are expected to continue to cause, volatility in financial markets, which in turn could have substantial adverse effects on our business, financial condition and results of operations. On November 8, 2016, Mr. Donald J. Trump was elected president of the United States. President Trump has implemented restrictions on free trade and limitations on immigration. Changes in social, political, regulatory and economic conditions in the United States or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Peruvian economy, which in turn could have a negative impact on our operations. The worsening of current global conditions or a new economic or financial crisis could affect Peru’s economy, and, consequently, materially adversely affect our business and financial performance.

Risks relating to Chile, Colombia and other Latin American Countries

We face risks relating to our operations outside of Peru

Latin American economic, political and social conditions may adversely affect our business. Our financial performance may be significantly affected not only by general economic, political and social conditions in Peru but also in other markets where we operate or intend to operate, including Chile and Colombia. During 2016 and 2017, approximately 26.5% and 28.0%, respectively, of our revenues on a consolidated basis derived from operations outside of Peru.

These countries have suffered significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in current administrations will result in changes in governmental policy and whether such changes will affect our business. Instability in the region has been caused by many different factors, including: significant governmental influence over local economies; substantial fluctuations in economic growth; high levels of inflation; changes in currency values; exchange controls or restrictions on expatriation of earnings; high domestic interest rates; wage and price controls; changes in governmental economic or tax policies, including retroactive changes; imposition of trade barriers, including import duties on information technology equipment; electricity rationing; liquidity of domestic capital and lending markets; unexpected changes in regulation; expropriations; and high levels of organized crime, terrorism and social conflicts, as well as overall political, social and economic instability. Moreover, macroeconomic conditions in these countries are highly influenced by global commodity prices, including the price of copper for Chile and the price of oil and gas for Colombia.

Risks Relating to our ADSs

We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs

Based on the assessment of our internal control over financial reporting as of December 31, 2017, management has concluded that, as of such date, our internal control over financial reporting was not effective at the reasonable assurance level due to control deficiencies that constituted material weaknesses. These material weaknesses consisted of:

•	Control Environment. The control environment was not always sufficient to ensure adequate monitoring mechanisms were in place to secure that internal controls over financial reporting operated effectively. Personnel also lacked sufficient knowledge, experience and training in these areas. Management found deficiencies in the implementation of our internal control system of financial reporting in accordance with the Sarbanes-Oxley Act throughout all subsidiaries.

•	Risk Assessment. We identified deficiencies in the controls to address the risks of material misstatements, which contributed to deficiencies in controls with respect to: (i) the review, approval and documentation related to journal entries; (ii) the segregation of duties; (iii) timely accounting for signed contracts to prevent or detect material inaccuracies; (iv) accounting for revenue; and (vi) inventory.

•	Information and Communication. We identified deficiencies in the controls over information and communication.

•	Monitoring and Evidential Matter. We identified deficiencies in the monitoring controls related to the design and operational effectiveness of our internal controls.

These material weaknesses resulted in adjustments to the accounting for revenue and accounts receivable and a number of adjustments and reclassifications in other accounts. Additionally, these material weaknesses could result in other misstatements in our financial results and disclosures, which could result in a material misstatement to our annual or interim consolidated financial statements not being prevented or detected. Because of these material weaknesses, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2017, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

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

The New York Stock Exchange has commenced delisting procedures with respect to our ADSs

On May 17, 2018, the New York Stock Exchange suspended trading of our ADSs on the exchange and commenced proceedings to delist the company due to our delay in filing this annual report. The company has appealed the decision. As a result, our ADSs have traded on the over-the-counter (OTC) market in the United States since May 21, 2018, which is a significantly less liquid market than the New York Stock Exchange.

If our appeal is unsuccessful and the New York Stock Exchange does not resume trading of our ADSs on the exchange and halt the delisting process, our ADSs may not trade on the New York Stock Exchange in the future. In addition, although the company may continue to be subject to reporting and corporate governance requirements applicable under U.S. securities laws and regulations, we would not be subject to the listing requirements under the New York Stock Exchange. If we are not able to resume the trading of our ADSs on the New York Stock Exchange, this could materially impact the market price of our ADSs.

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

A. History and Development of the Company

Graña y Montero has been operating in Peru since 1933 and it is listed on the Lima Stock Exchange since 1997. Set forth below are key highlights in our company’s history:

•	Graña y Montero traces its origins to its predecessor company GRAMONVEL, founded 84 years ago by, and named after, engineers Alejandro Graña Garland, Carlos Montero Bernales and Carlos Graña Elizalde. We began primarily as a construction company.

•	We expanded our operations internationally in 1943 with our contract to build a Nestle factory in Venezuela.

•	In 1948, we began one of our largest projects since our founding—the construction of the city of Talara for the International Petroleum Company, which was completed in 1957.

•	In 1949, GRAMONVEL merged with Morris y Montero to form Graña y Montero Contratistas Generales S.A. (now GyM S.A., our construction subsidiary), expanding its service offerings and increasing its capacity to undertake large-scale infrastructure projects.

•	In 1983, we began a diversification strategy by developing complementary lines of business. In 1984, we founded GMP, our oil and gas subsidiary. In 1985, we partnered with Sonda S.A. (a Chilean IT services company) to form GMD, our IT services subsidiary. Beginning in 1987, we founded our real estate development business, currently Viva GyM.

•	In 1996, we reorganized our subsidiaries and founded Graña y Montero, which became the principal shareholder of all our subsidiaries. In 1997, we listed our company on the Lima Stock Exchange.

•	In 1998, the company built Larcomar, a landmark shopping center in Lima that has become a popular tourist destination, which we sold in 2010.

•	In 2003, 2006 and 2007, we were awarded the concessions for the construction, operation and maintenance of the Norvial, Canchaque and Survial toll roads, respectively.

•	In 2007, we also developed the first large-scale affordable housing project in Lima, consisting of 3,400 apartment units and located in the district of El Agustino.

•	In 2011, Graña y Montero acquired 75.0% of CAM, a leading company in the electricity sector based in Chile, and formerly part of the Latin American power generation and distribution company Enersis.

•	In 2012, we began operating the Lima Metro.

•	In July 2013, we listed our company on the New York Stock Exchange.

•	In 2012 and 2013, Graña y Montero acquired 74.0% and 6.4%, respectively, of Ingeniería y Construcción Vial y Vives S.A. (“Vial y Vives”), an engineering and construction company specializing in the Chilean mining sector. In August 2013, we acquired 86.0% of DSD Construcciones y Montajes S.A. (“DSD Construcciones y Montajes”), a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sectors in Chile and Latin America. In July 2014, our subsidiary Vial y Vives merged with DSD Construcciones y Montajes to form Vial y Vives-DSD S.A. (“Vial y Vives-DSD”), through our subsidiary GyM Chile SpA, we hold an 86.2% interest in Vial y Vives-DSD. As of the date of this annual report, we hold a 94.5% interest in Vial y Vives-DSD.

•	In March 2014, we acquired control of Coasin Instalaciones Ltda. (“Coasin”) for an amount of US$2.1 million (S/.7.1 million).

•	In September 2014, our subsidiary Norvial established its first bond program for a maximum amount of S/.380 million or its equivalent in U.S. dollars. Norvial undertook its first and second issuances under this program for amounts of S/.80 million and S/.285 million, respectively, in July 2015.

•	In December 2014, our subsidiary GyM S.A. acquired 70% of the share capital of Morelco S.A.S. (“Morelco”), a Colombian engineering and construction company specialized in the oil and gas and other energy sectors.

•	In April 2015, GMP started operations of its hydrocarbon extraction services in Blocks III and IV for Perupetro, in the provinces of Talara and Paita in northern Peru.

•	In August 2015, we acquired 44% of Adexus S.A., an information technology firm in Chile, for an approximate value of US$13.8 million (S/.44.1 million). In January 2016, we acquired an additional 8% stake in Adexus for US$2.5 million (S/.8.4 million) and, in August 2016, we increased our interest to 91%. In June 2018, we increased our stake to 100%.

•	In July 2016, our subsidiary GyM Ferrovías S.A., subscribed the Addendum N° 4 to the Line one concession contract of the Basic Metro Network of Lima-Mass Electrical Transport System for Lima and Callao, in order to purchase a total of 20 trains and 39 railcars. The total amount of the investment is approximately US$505 million (S/.1,696.8 million).

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

For information on our capital expenditures and divestitures, see “Item 5.B. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2017, and one of the largest publicly-traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2017, with strong complementary businesses in infrastructure and real estate.

With 85 years of operations, we have a long track record of successfully completing the engineering and construction of many of Peru’s landmark private- and public-sector infrastructure projects, such as the Lima International Airport and the Peru LNG gas liquefaction plant, and we believe we have a track record of operational excellence in our markets. We have developed a highly-experienced management team, a talented pool of more than 2,996 engineers and a skilled work force that share our core corporate values of quality, professionalism, reliability and efficiency. As a company listed on the Lima Stock Exchange since 1997 and the New York Stock Exchange since 2013, we also abide by the highest corporate governance standards in Peru.

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

The tables below show our backlog, revenues and EBITDA from 2013 to 2017.

BACKLOG(1)	REVENUES(1)	EBITDA(1)

(1)	On June 6, 2017, we sold our 89.19% interest in our former subsidiary, GMD. As a result, we present GMD as a discontinued operation in our audited annual consolidated financial statements for the year ended December 31, 2017. We have reclassified our consolidated financial statements for the years ended December 31, 2015 and 2016 included in this annual report, to show GMD as a discontinued operation for those years as well.

During 2017, we generated revenues of S/.6,080.1 million (US$1,873.7 million), EBITDA of S/.788.7 million (US$243.1 million), and net profit of S/.209.2 million (US$64.5 million) including net profit attributable to controlling interest of S/.148.7 million (US$45.8 million).

Our Strengths

We believe our company’s strengths provide us with significant competitive advantages. Our principal strengths include the following:

Leader in growing markets

We are the largest engineering and construction company in Peru as measured by revenues during 2017, and one of the largest publicly-traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2017. Peru is undergoing a period of development, with over 4.4% average annual real GDP growth between 2009 and 2017 and significant private and public investments in the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. We have completed some of the most complex and large-scale infrastructure projects in the country, and we believe we are an integral part of Peru’s ongoing transformation with projects that contribute to the overall economic development of the country. We believe our expertise, track record, scale and operational capabilities in Peru position us to take advantage of the country’s favorable economic conditions and growth opportunities. We believe we are also a significant infrastructure concessionaire in Peru and a large apartment building developer in Peru.

Long-standing track record for operational excellence

During our 85-year history, we have focused on the successful and on-time execution of complex projects, through our “deliver before deadline” and “lean construction” initiatives. Our extensive experience has allowed us to gain deep market knowledge and expertise, which help us better serve our clients and manage risks in our contractual arrangements. We believe we have a track record of operational excellence. We believe that our track record of operational excellence are key factors in winning new and repeat business, as well as in partnering with strategic industry players and attracting top talent to our company.

Complementary lines of business which generate more stable cash flows and create additional business opportunities across our segments

We have expanded our company by developing complementary lines of business, many of which have become leaders in their respective markets. These lines of business create significant business opportunities across our segments, enabling us to capture a greater share of infrastructure spending, and also generate cost synergies. One example is Norvial, a toll-road concession operated within our Infrastructure segment. In addition to managing the concession, we used our E&C segment to design and construct the expansion of the highway and, once constructed, we are now using our Infrastructure segment to operate and maintain the highway. In addition to increasing our levels of consolidated activity, many of these lines of business enable us to achieve more stable cash flows through medium and long-term client service contracts and concessions, which counter in part the cyclicality of the engineering and construction business.

Significant backlog

Our backlog amounted to US$2,388.4 million as of December 31, 2017. We believe that our backlog, which as of December 31, 2017 represented approximately 1.42x of our related 2017 revenues, provides visibility as to our potential for growth in the coming years, although backlog may not always be an accurate indicator of future revenues. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.” Moreover, we believe our backlog is strategically targeted to our key end-markets such as mining, infrastructure, power, energy and real estate. Approximately 72.7% of our backlog as of December 31, 2017 is comprised of contracts with the private sector. Furthermore, we continuously evaluate bidding on contracts arising from the significant ongoing private and public investments in Latin America.

Proven ability to create and grow businesses organically and through acquisitions

We have proven our ability to extend our engineering and construction capabilities into complementary lines of business in a diverse range of industries, some of which began as innovative start-ups in response to client needs. For example, in 1984, we created a new IT business division, which grew and evolved through the years to become the second largest IT company in Peru (we sold this business in June 2017). Additionally, we also have successfully acquired and integrated new businesses. In February 2011, we acquired a controlling interest in CAM, our electricity services business headquartered in Santiago, Chile, and have integrated its operations and personnel into our company, while improving its operational performance. In October 2012, we acquired Vial y Vives, an engineering and construction company specializing in the Chilean mining sector which complements our leading E&C practice in the mining sector. In August 2013, we acquired a controlling interest in DSD Construcciones y Montajes, a Chilean engineering and construction company whose main focus is electromechanical works and assemblies in construction projects related to oil refineries, pulp and paper, power plants and mining plants. More recently, in December 2014 we acquired a controlling interest in Morelco, an engineering and construction company specialized in the Colombian oil and gas and other energy sectors. We believe that our proven ability to create new businesses, develop businesses organically and acquire and successfully integrate new businesses into our platform is a key competitive advantage to expand our operations in Latin America.

Highly experienced management, talented engineers and skilled workforce, with shared core corporate values

Our senior management team has an average tenure within our company of approximately 20 years. We motivate our management through performance-based compensation, which align their interests with those of our shareholders. In addition, through our efforts to attract, train and retain our workforce, we have built a talented team of employees, including more than 2,996 engineers. We also have access to a network of approximately 156,000 manual laborers throughout Peru that can supplement our workforce when required by our construction pipeline. Thanks to our extensive and talented team, we have the capability and scale to undertake large and complex projects in Peru and elsewhere.

We have developed a strong corporate culture based on principles of high-quality, professionalism, reliability and efficiency. We safeguard the health and safety of our collaborators and of all the persons participating in our operations and services. To that end, we provide safe work conditions, we manage risks in a timely manner and we promote a culture of prevention, starting from the leadership and commitment of our senior management. In 2017, we had an accident incidence rate of 0.46, calculated over 200,000 hours worked.

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

Engineering and Construction

Our E&C segment has an 85-year track record and is the largest player in Peru as measured by revenues during 2017, according to our estimates based on Peru: The Top 10,000 Companies 2017 undertaking a broad range of activities relating to: engineering; civil construction; electromechanic construction; building construction; and contract mining. We provide E&C services for a diverse range of end-markets, focusing on the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. The following chart sets forth our 2017 revenues by end-market.

2017 E&C Revenues by End-Market

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

Although we primarily undertake engineering and construction projects in Peru, our clients often ask us to undertake the engineering and construction of large and complex projects in other countries, such as Mexico, the Dominican Republic, Bolivia, Panama and Chile. As a result, we have developed extensive experience executing projects throughout Latin America. To further capitalize on our capabilities and expertise, we have decided to expand our activities into other key markets, such as Chile and Colombia, which have been benefitting from high levels of investment and are aligned with our areas of strategic focus. In 2017, approximately US$256.4 million (S/.832.1 million) of our E&C revenues were derived from international projects outside of Peru.

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

Given the prevalence of mining operations in our principal markets—Peru has projected investment flows of approximately US$18.7 billion between 2017 and 2021 and Chile as projected investment flows of approximately 64.9 billion between 2017 and 2026, according to the Peruvian Ministry of Economy and Finance, respectively—we have significant expertise with respect to specialized engineering and construction services for the mining sector. As a result, we believe we are one of the leading mining construction companies in Latin America and we leverage this expertise both within our principal markets as well as to selectively undertake complex projects across the region.

The table below sets forth selected financial information for our E&C business segment.

	As of and for the year ended December 31,
	2015	2016(1)	2017	2017
	(in millions of S/., except as indicated)			(in millions of US$)(2)
Revenues	5,829.4	4,159.5	3,353.2	1,033.3
Net profit	(121.8)	(93.4)	12.4	3.8
Net profit (loss) attributable to controlling	(131.2)	(87.7)	12.1	3.7
EBITDA	220.1	106.1	194.3	59.9
EBITDA margin	3.8%	2.6%	5.8%	5.8%
Backlog (in millions of US$)(3)(4)	3,129.4	1,977.9	1,456.7	1,456.7
Backlog/revenues ratio(3)(4)	1.8x	1.6x	1.4x	1.4x

(1)	For the effects on our results of operations and backlog for 2016 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and notes 5(e), 5(f) and 16 to our audited annual financial statements included in this annual report.

(2)	Calculated based on an exchange rate of S/.3.245 to US$1.00 as of December 31, 2017.

(3)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

(4)	In the third quarter of 2015 we added US$1,067 million in backlog from our participation in the engineering procurement and construction contract for the southern gas pipeline project of GSP. When the GSP gas pipeline concession was terminated on January 24, 2017, our E&C backlog as of December 31, 2016 decreased by US$855 million, representing 30.2% of our E&C backlog.

Principal Engineering and Construction Activities

The following chart sets forth our 2017 revenues by E&C activity.

2017 E&C Revenues by Activities

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

Major Projects

We have played an active role in the development of the infrastructure sector in Peru, as well as other countries in Latin America, including the construction of roads, hotels, hospitals, shopping centers, housing developments, concentrator plants, hydroelectric power plants, thermal power plants and transmission lines as well as water supply and sewage projects, irrigation projects and dam building, among others. Throughout our history, we have participated, on our own or through minority or majority interests in joint operations, in a diverse range of landmark projects, including the following:

•	in 1948, Talara city in northern Peru for the International Petroleum Company, consisting of 2,000 homes, schools, churches, a movie theater and airport;

•	in 1950, a 430 km stretch of the Panamericana Sur highway;

•	in 1952, the Rebagliati hospital, the largest public hospital in Peru;

•	in 1960, the Cañón del Pato hydroelectric power plant, the second largest hydroelectric plant in Peru in terms of installed capacity;

•	in 1961, the Jorge Chavez International Airport, Peru’s first international airport, located in Lima;

•	in 1969, the Cuajone mining project, the largest copper mine and smelter complex in the world at that time and, in 1997, the Ilo smelter and refinery for Southern Copper Corporation;

•	in 1974, the Sheraton Hotel in Lima, and, in 1995, the Sheraton Hotel in Santiago, Chile;

•	in 1988, the Chavimochic irrigation project, the most significant irrigation project in Peru;

•	in 1992, the Four Seasons Hotel in Mexico City, Mexico;

•	in 1995, the U.S. Embassy in Peru;

•	in 1998, the Mantaro-Socobaya 605 km transmission line, which connected the country’s electrical grids;

•	in 2000, the Marriott Hotel in Lima;

•	in 2002, began providing open pit mining services, which are ongoing, to Brocal;

•	in 2004, the Ralco hydroelectric power plant in Chile;

•	in 2004, the gas fractionation plant and, in 2008, its expansion for Consorcio Camisea, Camisea project, the largest energy project in Peru’s history;

•	in 2005, the San Cristobal concentrator plant in Bolivia;

•	in 2005, the Cerro Verde mine concentrator plant for Phelps Dodge; in 2008, the Cerro Corona concentrator plant for GoldFields;

•	in 2008, the Parque Agustino real estate development project, the first major affordable housing project in Peru, which consists of 3,400 units;

•	in 2009, the Westin Lima Hotel, one of the tallest buildings in Peru;

•	in 2010, the Melchorita liquefaction plant for Peru LNG, Camisea project;

•	in 2010, the Bayóvar plant for Vale;

•	in 2010, the Gran Teatro Nacional, the most modern theater in Peru;

•	in 2011, the Pueblo Viejo Mine concentrator plant for Barrick Gold Corp. in the Dominican Republic;

•	in 2011, the first stretch of Line One of the Lima Metro for the Peruvian Ministry of Transport and Communications;

•	in 2012, for project manager Bechtel, the Antapaccay copper concentrator developed by Xstrata Copper, the world’s fourth largest copper producer;

•	in 2013, expansion of the plant for Cementos Lima, the largest cement producer in Peru;

•	in 2013, the Huanza hydroelectric plant for Compañía de Minas Buenaventura;

•	in 2013, the leaching pad La Quinua for the Yanacocha mine;

•	in 2014, the second stretch of Line One of the Lima Metro for the Peruvian Ministry of Transport and Communications;

•	in 2014, construction of a natural gas distribution network for Contugas, providing access to natural gas for five districts south of Lima;

•	in 2014, construction of the Nueva Fuerabamba city, an integral real estate development project for the population surrounding the Las Bambas mining project;

•	in 2014, construction of a concentrator plant for the Toromocho copper mine, developed by Chinalco Mining;

•	in 2014, construction of a primary crusher for Mina Caserones, developed by Minera Lumina Copiapo, which is expected to have a daily production capacity of 144,230 tonnes;

•	in 2015, construction of a copper concentrator plant for the Las Bambas mining project, managed by Bechtel and developed by Xstrata Copper;

•	in 2015, expansion of the process plant for the Cerro Verde mine, one of the biggest concentrator plants in Latin America;

•	in 2015, engineering, procurement and construction of Guyana Goldfields’ Aurora gold project in Guyana, with the scope of works including a 1.75 Mt/a processing plant, power station and integration management; and

•	in 2015, design, engineering, procurement and construction of a new stock pile and 10,000 conveyor belts for the Escondida Mine, managed by Bechtel;

•	in 2016, engineering, procurement and construction of the 510 MW Cerro del Águila S.A. hydroelectric plant for IC Power, which is expected to represent approximately 10% of Peru’s installed generation capacity;

•	in 2016, engineering, procurement and construction of La Chira, a waste water treatment plant for the city of Lima for which we also have the concession through a joint operation with Acciona Agua;

•	in 2016, engineering, procurement and construction of a concentrator plant for the La Inmaculada silver and gold project, developed by Hochschild Mining. This project is expected to have a daily processing capacity of 3,500 tonnes;

•	in 2016, construction of an Open Plaza shopping center in the city of Huancayo, province of Junin;

•	in 2016, construction of civil works and electromechanical assembly of the combined cycle power plant in the Kelar combined cycle thermoelectric plant located in Mejillones, Antofagasta Region, Chile;

•	in 2017, prefabrication of certain products for the modernization of the Talara refinery in Peru;

•	in 2017, electromechanical assembly of certain infrastructure in connection with the Cuajone mine improvement project in Peru;

•	in 2017, various urban and industrial projects in the Lurin district of Lima, Peru, including moving earth for a road platform, a secondary network for potable waters and sewage, and electrical distribution networks;

•	in 2017, construction of a 20-story residential building on the Pezet Avenue of Lima;

•	in 2017, construction of a pavillion at the Universidad del Pacifico, Peru; and

•	in 2017, construction of a multi-use hall at the Universidad ESAN in Peru.

We currently have a diversified portfolio of ongoing projects, on our own or through majority or minority interests in joint operations, in a wide range of sectors in Peru and the other countries where we operate, including the following:

•	construction and design of a luxury business complex consisting of offices and a hotel in Lima, with state-of-the-art technology which will make it a smart building. This project named Talbot is scheduled to be completed in July 2018;

•	execution of civil and electromechanical works in the interconnections area and off-sites of Talara’s refinery modernization project, which are scheduled to be completed in November 2018; and

•	execution of civil works and assembly of structures for the wet area of Toquepala, which were completed in May of 2018, and assembly of equipment and installation of pipelines, electricity and instrumentation of the wet area of Toquepala’s unit expansion, which is scheduled to be completed in September 2018.

Clients

We believe that we have developed long-term relationships with many clients as a result of our performance over the years and are focused on the successful and on-time execution of complex projects, through our “deliver before deadline” and “lean construction” initiatives. Our extensive experience of operational excellence has allowed us to gain deep market knowledge and expertise, which help us better serve our clients. The principal clients of our E&C segment include renowned domestic and multinational mining, power, oil and gas, transportation and infrastructure development companies, such as Glencore, Sociedad Minera Cerro Verde, Guyana Goldfields, Luz Del Sur, Kallpa Generación, Samsung Engineering, Rio Alto, Chinalco Mining, Hudbay Minerals and Red Eagle Mining Corporation, among others. We have a well-diversified client base, as none of our engineering and construction clients accounted for 7% or more of our consolidated revenues in 2017.

Project Selection and Bidding

We win new engineering and construction contracts through private and public bidding processes or direct negotiation, from a variety of sources, including potential client requests, proposals from existing or former clients, opportunities sought by our commercial team and from requests by the Peruvian government. Approximately 98.3% of our 2017 revenues came from private-sector contracts. The Peruvian government and its agencies typically award construction contracts through a public bidding process conducted in accordance with the Peruvian State Contracting Law (Ley de Contrataciones del Estado). In the private sector, in addition to obtaining new projects, another important source of revenue involves increases in the scope of work to be performed in connection with already existing projects. These arrangements are typically negotiated directly with the client, often during the course of the work we are already performing for that client.

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

Competition

We generally compete with some of the largest contractors in Peru and the other countries where we operate. Because the E&C sector is highly competitive, the markets served by our business generally require substantial resources and highly-skilled and experienced technical personnel. The principal competitors of our E&C segment include local companies such as Besalco Cosapi S.A., San Martín Contratistas Generales, ICCGSA, JJC Contratistas Generales S.A., and international companies such as Techint S.A.C., SSK Montajes e Instalaciones S.A.C., Skanska del Perú S.A., Mota-Engil Peru S.A., Salfacorp S.A., OHL, Acciona, Astaldi, Grupo FCC, Ismocol, Termotecnica, Masa, Thiess, Redpath, among others. For certain projects, due to the size of the project, expertise required and other factors, we may choose to partner with our competitors, including the aforementioned companies.

Competition for our E&C segment is driven by performance, skill and project execution capabilities for completing complex projects in a safe, timely and cost-efficient manner, as well as price.

Infrastructure

We are an important toll road concessionaire in Peru, operating three toll roads. Moreover, we are the concessionaire for the Lima Metro, the largest mass-transit rail system in Peru, and a waste water treatment plant. Additionally, we operate ten multiple fuel storage facilities, four producing oil fields under long-term government contracts and we own a gas processing plant. Also, we provide services to maintain and operate different infrastructure projects.

The table below sets forth selected financial information for our Infrastructure business segment.

	As of and for the year ended December 31,
	2015		2016		2017		2017
	(in millions of S/., except as indicated)						(in millions of US$)(2)
Revenues	1,353.1		1,174.8		1,447.9		446.2
Net profit	112.4		98.3		129.3		39.9
Net profit attributable to controlling	93.0		74.4		103.8		32.0
EBITDA	272.2		237.8		300.9		92.7
EBITDA margin	20.1%		20.2%		20.8%		20.8%
Backlog (in millions of US$)(3)	385.2		519.0		544.8		544.8
Backlog/revenues ratio(3)	1.0	x	1.5	x	1.2	x	1.2	x

(1)	Two of our four oilfields started operations in April 2015.

(2)	Calculated based on an exchange rate of S/.3.245 to US$1.00 as of December 31, 2017.

(3)	For more information on our backlog, see “—Backlog.” Does not include our Norvial toll road concession, our Energy line of business and our jointly controlled COGA venture (which we sold on April 24, 2017). Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. Includes revenues only for businesses included in backlog.

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

The following table shows selected information about our current concessions and long-term contracts as of December 31, 2017.

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

Additionally, the Chavimochic concession was awarded in 2013 for the design, construction, operation and maintenance of major hydraulic works in northern Peru. Affiliates of Odebrecht own 73.5% of the Chavimochic consortium, with the remaining 26.5% stake held by us. The second phase of the hydraulic works project has not begun as a result of the government’s failure to deliver the required lands for the project. Chavimochic has requested the termination of the concession in light of the government’s breach, and the parties are currently in discussions with the government, including for a potential sale of the project.

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

On September 29, 2015, we entered into a memorandum of understanding with Odebrecht Latinvest to participate with a 20% stake in the shareholder equity of Concesionaria Gasoducto Sur Peruano S.A., for an amount of US$215 million (S/.722.4 million). On November 2, 2015, we acquired this 20% stake in GSP through a capital increase. The other shareholders are Odebrecht Latinvest with a 55% stake and Enagás with a 25% stake. Concesionaria Gasoducto Sur Peruano S.A. was responsible for the design, financing, construction and operation of the southern gas pipeline, a project which would bring natural gas to the southern region of Peru, particularly to the provinces of Cuzco, Arequipa, Puno and Moquegua. The GSP gas pipeline concession was terminated by the Peruvian Ministry of Energy and Mines on January 24, 2017. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

Beginning on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment. For ease of comparison, the historical segment financial information included in this annual report presents Concar in the Infrastructure segment. This change does not impact our consolidated financial results.

Principal Infrastructure Lines of Business

Toll Roads

Peru’s economic development is underpinned by a strong government commitment to infrastructure investment, with a particular focus on improving the country’s road system through the award of new concessions to the private sector. We believe this commitment offers significant opportunities to our Infrastructure segment.

Our Infrastructure segment currently has three toll road concessions through our subsidiaries Norvial, Survial and Canchaque. All three toll roads are currently in operation and we have the authorizations, permits and licenses necessary to fulfill our obligations under each concession, including releases of rights of way. All of our toll road concessions have utilized the construction services of our E&C segment and the roads are currently operated and maintained by our subsidiary Concar. The table below sets forth selected financial information relating to our toll roads.

	For the year ended December 31,
	2015	2016	2017	2017
	(in millions of S/.)			(in millions of US$)(1)
Revenues	394.5	264.4	263.8	81.3
EBITDA	79.2	76.8	91.1	28.1
EBITDA margin	20.1%	29.0%	34.5%	34.5%

(1)	Calculated based on an exchange rate of S/.3.245 to US$1.00 as of December 31, 2017.

The charts below set forth the breakdown of our revenues and EBITDA from our toll road concessions for 2017.

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

Unlike other toll roads in Peru, Norvial charges toll fees in both directions. Our road is highly transited both by heavy vehicles, primarily for the purpose of transporting goods, and also by passenger vehicles, which typically use the road to access tourist destinations. The following table sets forth average daily traffic volume and average toll fees charged for vehicle equivalents in respect to the Norvial toll road concession for 2015, 2016 and 2017.

	For the year ended December 31,
	2015	2016	2017
Average daily traffic by vehicle equivalents(1)	21.965	24.140	24.965
Average toll fee charged for vehicle equivalents (in S/.)	13.83	14.3	14.76

(1)	Each automobile is counted as one equivalent vehicle and commercial vehicles (such as trucks or buses) represent the number of equivalent vehicles equal to the ratio between the toll rate applicable to commercial vehicles and that which is applicable to one automobile.

The table below sets forth selected financial information relating to Norvial.

	For the year ended December 31,
	2015	2016	2017	2017
	(in millions of S/.)			(in millions of US$)(1)
Revenues	246.2	216.3	149.5	46.1
Net profit	40.9	47.3	49.4	15.2
EBITDA	68.9	77.7	81.4	25.1
EBITDA margin	28.0%	35.9%	54.5%	54.5%

(1)	Calculated based on an exchange rate of S/./.3.245 to US$1.00 as of December 31, 2017.

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

Our revenue from this concession consists of an annual fee paid to Survial by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of maintenance required due to road damages. In 2015, 2016 and 2017 the fee amounted to US$33.9 million (S/.115.7 million), US$8.1 million (S/.27.2 million) and US$28.4 million (S/.92.2 million), respectively. Our revenue in this concession does not depend on traffic volume.

Canchaque

Under our Canchaque concession, we operate and maintain a 78 km road from the towns of Buenos Aires to Canchaque, in Peru. The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15- year term. We own 99.9% of Canchaque. Our obligations under the concession include the construction of the road, which was completed in 2009. Our revenue from this concession consists of an annual fee paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of road maintenance required due to road wear and tear. In 2015, 2016 and 2017, the fee amounted to US$1.3 million (S/.4.4 million), US$1.2 million (S/.4.0 million) and US$2.6 million (S/.8.5 million), respectively. Our revenue in this concession does not depend on traffic volume.

Additional Toll Road Projects

We continuously evaluate infrastructure projects and strategically present public-private partnership proposals and participate in bidding processes for road concessions. In 2012 we were awarded, and in 2013 we signed the contract for, a 40-year concession for a 4.6 km extension of Vía Expresa Sur, one of the main roads in Lima, which crosses the city from north to south. The road will connect downtown Lima to Panamericana Sur, a highway that runs from Ecuador to Chile. Our estimate of the total investment under the concession, as submitted in our bid, is approximately US$200 million (S/.672 million). Such investment will be made during the construction phase, which was originally to be completed in 2018. Our revenue will derive from the collection of a toll fee upon completion of the construction. The concession is expected to generate a minimum annual revenue of US$18 million (S/.60.5 million) during the first two years of the concession term, US$19.6 million (S/.65.9 million) for the third year. If in a particular year, our annual revenue is lower than the minimum guaranteed, we expect the government to compensate us for the difference, up to an amount not to exceed US$10 million (S/.33.6 million). The beginning of the construction phase is subject to expropriation by the government of the land necessary for the construction of the road. Moreover, in June of 2017, we signed Initial and Additional Acts of Suspension of the Concession with the municipality of Lima to freeze the responsibilities of the government, on the one hand, and the concessionaire, on the other hand, with respect to the concession for a period of 12 months. The concessionaire continues to act as custodian of certain assets of which it had taken possession and continues to maintain certain performance guaranties in connection with the concession. Also, the government and the concessionaire continue to meet and coordinate aspects of the project, with the goal of resuming operations. We cannot assure you that this concession contract will be resumed.

A joint operation in which we have a 50% interest has been awarded, and is in the process of negotiating the terms for, a 37-year concession for Via Expresa Javier Prado, a 20 km toll road that crosses Lima from east to west, traversing through eight districts. According to estimates from the Municipality of Lima, the total investment in the concession is expected to amount to approximately US$700 million (S/.2,352 million). Such investment will be made during the construction phase which is expected to take between five to seven years. Our revenue will derive from the collection of a toll fee upon completion of the construction. This concession was awarded to the joint operation at the end of the 1990s and negotiations were discontinued but were resumed in 2012. A project contract was approved by the City of Lima’s Council in November 2013 and was submitted to the Peruvian Ministry of Economy and Finance, which requested additional studies prior to approving the project. Subsequently, on July 26, 2017, the municipality of Lima signed an agreement that annulled the granting of the concession. The company has initiated legal action in Peru against such decision, and the municipality of Lima responded, but a decision remains pending. A preliminary injunction is pending that would prevent the municipality of Lima from granting the concession to another party. We cannot assure you that our position in these proceedings will prevail, nor can we assure you if or when the concession contracts will be agreed or whether the contractual terms will be favorable to us.

These projects are not included in our backlog. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Infrastructure Business.”

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

As compensation for the investments of the expansion project, we are entitled to receive from the Ministry of Transportation and Communication, an advance payment of 30% of each investment component as well as the balance of 70% of each investment component compensated through an annual payment for complementary investments (pago annual por inversiones complementarias), which represents the unconditional and irrevocable right to receive a series of 56 quarterly payments from the Ministry of Transportation and Communication. In 2016 we received the advance payment of the trains and cars, and in the third quarter of 2017 we have received the advance payment corresponding to the infrastructure expansion.

The construction of the first and second stretches of Line One was carried out by our E&C segment. The operation and maintenance of the trains is carried out by our subsidiary Concar. The map below shows the route of Line One.

As of December 31, 2017, GyM Ferrovías had spent a total of S/.8.0 million (US$2.4 million) in capital expenditures in connection with the Lima Metro.

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

As of May 31, 2018, we operated 34 trains (including three backup trains), which we expect to enable us to travel 3,476,154.48 kilometers per year. The average frequency of the trains is 4 to 8.5 minutes and the fee per kilometer traveled is, for our original 24 trains, S/.81.43, and for our 10 newer trains, S/.53.19.

Pursuant to the concession, we must comply with certain requirements in the operation of the trains. According to the concession, at least 95% of our trains must be running and available for use and not less than 85% of our trains that are available for use must arrive to destination on scheduled time. The table below shows our monthly average results during 2017.

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

Energy

We currently operate three energy businesses within our Infrastructure segment: Exploration and Production; Natural Gas; and Transport and Distribution. We operate and extract oil from four onshore fields (Block I, Block III, Block IV and Block V) located in the provinces of Talara and Paita in northern Peru. We have two long-term hydrocarbon extraction service contracts with Perupetro, the Peruvian entity responsible for the administration and supervision of all exploration and production contracts in Peru, under which we operate two oil producing fields, Blocks I and V. In addition, we have two long-term license contracts with Perupetro for two other blocks, Block III and IV, which started operations in April 2015. During 2017, the oil production of our four blocks was approximately 3,140 bbl per day. We also own and operate a natural gas processing plant located in northern Peru, which processes and fractions natural gas liquids and delivers dry gas to a gas-fired power generation company under a long-term processing and fractionation agreement. In addition, we are a 50% partner in two consortiums named Consorcio Terminales (CT) and Terminales del Peru (IP) both of which have contract with Petroperú, a state owned oil and gas company, to operate and maintain ten fuel storage terminals.

In addition, we are a 50% partner in Oil Tanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named Terminal Marino Pisco Camisea under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. Additionally, through OTAS, we are also a 25% partner in Logística Químicos del Sur S.A. (“LQS”), which operates the Terminal de Químicos de Matarani and which in 2017 dispatched 54,878 tonnes of sodium hydrosulfide for international mining companies.

The table below sets forth selected financial information relating to our Energy line of business.

	For the year ended December 31,
	2015(1)	2016	2017	2017
	(in millions of S/.)			(in millions of US$)(2)
Revenues	389.4	382.2	436.9	130.0
Net Profit	20.2	12.0	38.1	11.3
EBITDA	121.8	99.5	142.1	42.3
EBITDA margin	31.3%	26.0%	32.5%	32.5%

(1)	Includes production from the start of operations of Blocks III and IV in April 2015.
(2)	Calculated based on an exchange rate of S/3.245 to US$1.00 as of December 31, 2017.

The pie charts below set forth the breakdown of our revenues and EBITDA from our Energy line of business for 2017.

Revenues	EBITDA

Oil and Gas Production

We operate and extract oil from four mature fields (Block I, Block III, Block IV and Block V) located in the provinces of Talara and Paita in northern Peru. Two of these fields, Blocks I and V, are operated under long-term service contracts under which we provide hydrocarbon extraction services to Perupetro. Hydrocarbons extracted from these two blocks belong to Perupetro, which in turn pays us, once a month, a variable fee per barrel of lifted hydrocarbons. This extraction fee is based on a basket of international crude prices and the level of production. The other two fields, Blocks III and IV, are operated under long-term license contracts with Perupetro. The hydrocarbons extracted are owned by our subsidiary GMP, which in turn pays royalties, on a fortnightly basis, to Perupetro, based on the average prices of three international crude oil prices: Fortis, Suez Blend and Oman Blend crudes. Our activities are focused on proved reserves development and production and are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, approximately 96 years in the case of Block III, approximately 95 years in the case of Block IV, and over 50 years in the case of Block V. We believe our activities in these fields bear limited exploration risk.

The following table shows selected information about our fields.

Property	Basin	GMP’s Ownership	Expiration	Developed Acres	Undeveloped Acres
Block I	Talara	100%	2021	25,154	4,110
Block III	Talara	100%	2045	7,475	80,986
Block IV	Talara	100%	2045	8,400	64,550
Block V	Talara	100%	2023	6,320	2,220

Block I:

We operate and extract oil and natural gas from Block I under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in December 2021. Average daily production during 2017 was 852 barrels of crude oil. We operate 204 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in fiscalization point close to the Talara refinery. The field is located in the province of Talara, department of Piura, in northern Peru, approximately five miles from the Talara refinery, the second largest refinery in the country. Block I is the oldest oil producing field in Peru and has been producing oil since around 1890.

Block III:

We operate and extract oil and natural gas from Block III under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2017 was 734 barrels of crude oil. We operate 167 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in a fiscalization point close to the Talara refinery, which purchases the oil according to a contract based on an average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, as adjusted by certain factors. The field is located between the provinces of Talara and Paita, department of Piura, in northern Peru, approximately 21 miles from the Talara refinery.

Block IV:

We operate and extract oil and natural gas from Block IV under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2017 was 1,454 barrels of crude oil. We operate 251 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in a fiscalization point close to the Talara refinery, which purchases the oil according to a contract based on an average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, adjusted for costs related to hydrocarbon transportation. The field is located in the province of Talara, department of Piura, in northern Peru, approximately 21 miles from the Talara refinery.

Block V:

We operate and extract oil and natural gas from Block V under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in October 2023. Average daily production during 2017 in this field was 99 barrels of crude oil. We operate 32 wells in this field using various oil extraction systems. The Block V field is located in the province of Los Órganos, department of Piura, Peru, close to the border with Ecuador. Block V has been producing oil since the 1950s.

The map below shows the geographic location of our oil producing blocks in northern Peru.

For Block I and Block V, we are entitled to a variable fee paid by Perupetro, which is based on the level of production of each field and a price formula that is based on an average price of three international crude oil prices: Fortis blend, Suez blend and Oman crudes, and a discount over this price of approximately of 72% per barrel. For Block III and Block IV, we pay royalties to Perupetro based on an average price of three international crude oil prices: Fortis blend, Suez blend and Oman crudes. The royalties paid to Perupetro were US$12.76 per barrel during 2016 and US$18.79 per barrel during 2017.

During 2015, 2016 and 2017, we received an average revenue (for all blocks) of US$45.59, US$38.55 and US$49.19, respectively, per barrel of extracted oil, which was equivalent to approximately 84.26%, 88.52% and 91.84%, respectively, of average Brent crude oil prices in the same years. We are not committed to provide a fixed volume of oil or natural gas under our four contracts.

We produce natural gas as a byproduct of the production of crude oil (an average of 7,291 MMcf per day during 2017). In Block I, we provide natural gas to ENEL under a “take or pay” contract (an average of 5,619 MMcf per day during 2017), and we pay to Perupetro a fee which varies depending on market conditions. The additional volume of natural gas extracted is sent to our Pariñas plant to be processed and commercialized as liquid natural gas. In Block V, we reinject the natural gas produced back into the wells. In Block III, we use part of the produced gas as fuel to operate wells equipment (pumping units) and we are looking for a market to sell the excess. In Block IV, we also use a volume of gas as fuel and the residual volume is burnt. Our revenues for the sale of natural gas are not material relative to our oil production revenues.

Estimated Proved Reserves:

The following table sets forth estimated proved crude oil and natural gas reserves in Blocks I, III, IV and V as of December 31, 2017. We have only included estimates of proved and have not included any estimates of probable and possible reserves.

	Crude Oil (Mbbl)	Natural Gas (MMcf)	Crude Oil Equivalents (MBoe)
Block I:
Proved developed producing	1,4076	9,354	2,709
Proved developed non—producing	—	—	—
Proved undeveloped	—	—	—
Total proved reserves	1,406	9,354	2,709
Block III:
Proved developed producing	2,635	—	2,635
Proved developed non—producing	22	—	22
Proved undeveloped	11,989	—	11,989
Total proved reserves	14,647	—	14,647
Block IV:
Proved developed producing	4,475	—	4,475
Proved developed non—producing	228	—	228
Proved undeveloped	5,844	—	5,844
Total proved reserves	10,547	—	10,547
Block V:		—
Proved developed producing	256	—	256
Proved developed non—producing	—	—	—
Proved undeveloped	—	—	—
Total proved reserves	256	—	256
Total:
Proved developed producing	8,412	9,354	10,075
Proved developed non—producing	251	—	251
Proved undeveloped	17,833	—	17,833
Total proved reserves	26,496	9,354	28,159

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

Reserve amounts were based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent crude price for each month in the period January through December 2017, which, pursuant to our contractual agreements, resulted in average oil and gas prices of US$53.02 per barrel and US$3.36 per million British Thermal Units, respectively, that for the purpose of reserve amount estimation were assumed to remain constant.

Proved undeveloped reserves in the fields as of December 31, 2017 were 17,833 MBbbl consisting of 17,833 Mbbl of crude oil (0 MMcf of proved undeveloped reserves of natural gas). We estimate that during 2017, proved undeveloped reserves increased by 2,905 Mboe of crude oil and approximately 1,776 Mboe of crude oil of proved undeveloped reserves were converted into proved developed reserves. Capital expenditures, for both drilling activities and workovers, made during 2017 to convert undeveloped reserves to prove developed reserves amounted to approximately US$17.04 million (S/.55.3 million).

The principal changes in proved undeveloped reserves during 2017 were:

•	Crude oil reserves: in 2017, due to drilling in Block IV and to an increase in the price of oil, 2.570 MMbbl were re-categorized from “resources” to “reserves.” In addition, 1,408 MMbbl were recategorized from “undeveloped” to “developed” reserves). As a result, proved, undeveloped crude oil reserves increased 1,162 MMbbl during 2017;

•	Associated natural gas reserves increased 1,742 Mboe (9,802 MMcf) during 2017 due to development of a project to transport gas of the Block IV to our gas processing plant, which remains in progress.

For changes in proved developed and undeveloped reserves from December 31, 2015 to December 31, 2017, see supplementary data (unaudited) annexed to our audited annual consolidated financial statements included in this annual report.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process:

The reserves estimates shown in this annual report have been prepared internally by our engineers in accordance with the definitions and guidelines of the SEC. Our reserves are estimated at the property level and compiled by our engineering staff. Our engineering staff interacts with our internal staff of operations engineers and geoscience professionals and with accounting employees to obtain the necessary data for the reserves estimation process. Our reservoir engineers and geoscience professionals have worked to ensure the integrity, accuracy and timeliness of the data, methods and assumptions used in the preparation of the reserves estimates. Mr. Luis Huaranga and Javier Portuguez are our Reservoir Engineers. The reserves estimate report was submitted to our Committee of Reserves, which is formed by Mr. Anthony Alfaro (Exploration and Production Manager), Mr. Iván Miranda (Exploration and Production Technical Manager), Mr. Jose Pisconte Lomas (Chief of Geology), and Mr. Manuel Gomez (Chief of Reservoir Engineering). Mr. Huaranga holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 20 years of experience, developed as a reservoir engineer at Pluspetrol, Petrobras, and Repsol. He has been working for GMP since September 2016. Mr. Portuguez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 23 years of experience, developed as a production and reservoir engineer at Mercantile and Interoil Peru. Mr. Gomez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 10 years of experience, most of it as drilling, completion, stimulation, and reservoir engineer. Mr. Pisconte Lomas, holds a Geologist Engineering degree and a Regional Geology Master’s degree from Universidad Nacional Mayor de San Marcos and has 25 years of experience in the oil industry. Mr. Miranda holds a degree in Petroleum Engineering from Universidad Nacional de Ingeniería in Lima and a Petroleum Engineering Master’s degree from Texas A&M University of Texas—USA, and has 33 years of experience in the oil industry developed at Petroperu, Unipetro ABC, and GMP. Mr. Alfaro holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru, Master´s degree in Business Administration from Universidad Rafael Belloso Chacin in Maracaibo, Venezuela, a Master´s degree in Projects Management an Administration from Universidad de Ciencias Aplicadas in Lima, Peru and has 28 years of experience developed at Petroperu, Perez Companc Peru and Argentina, Petrobras Venezuela and Peru, Grupo Synergy E&P Ecuador, and GMP.

Production, Revenues, Prices and Costs:

The following table sets forth information regarding our production, revenues, prices and production costs for 2015, 2016 and 2017.

	For the year ended December 31,
	2015(1)	2016	2017
Production volumes(2):
Crude oil (Mbbl)
Block I	507.9	381.3	310.9
Block III	319.7	347.7	267.8
Block IV	174.7	232.7	530.9
Block V	59.0	46.9	3.2

Total (crude oil Mbbl)	1,061.40	1,008.60	1,145.8
Natural gas (MMcf)
Block I	3,729.9	2,025.8	2,979.0
Block III	1,075.7		—
Block IV	156.7		—
Block V	175.7		—

Total (natural gas MMcf)	5,138.0	2,025.8	2,979.0
Crude oil equivalents (Mboe)	913.4	360.1	529.5

Total Company	1,974.8	1,368.7	1,675.3
Average sales prices(3):
Crude oil (US$/bbl)	45.59	38.48	49.81
Natural Gas (US$/Mcf)	2.15	1.53	4.07
Crude oil equivalents (US$/boe)	37.56	30.62	41.95
Costs and expenses(3):
Production expenses (US$/boe)	10.07	10.08	17.35
Royalties (US$/boe)	4.0	5.4	9.27
General and administrative expenses (US$/boe)	2.42	2.09	2.02
Depreciation, depletion, amortization and accretion expenses (US$/boe)	8.57	12.58	8.99

(1)	Includes operations of Blocks III and IV starting in April 2015.
(2)	Hydrocarbons extracted from Blocks I and V belong to Perupetro, which in turns pays us a per barrel fee for lifted hydrocarbons. Hydrocarbons extracted from Blocks III and IV belong to GMP, which in turn pays Perupetro a royalty as per the extracted hydrocarbons.
(3)	Crude oil sales volume differs from total production volume due to operational circumstances such as the inventory of product stored in our field batteries at the end of each monthly measurement. “Average sales prices” refers to the fees received in consideration for our extraction services, which do not equal the sales prices of crude oil. Average sales prices have been calculated using a basket price formula according to the service and license contracts of each block. Such formulation is at a discount to global oil prices for Blocks I and V, and for Blocks III and IV we pay royalties on the oil extracted. Per unit costs have been calculated using sales volumes.

Acreage, Productive and Development Wells, Drilling:

The following table sets forth certain information regarding the total developed and undeveloped acreage as of December 31, 2017.

Formation	Developed Acreage	Undeveloped Acreage
Block I
Pariñas	2,271	70
Mogollón	2,583	320
Basal Salina	1,850	100
Mesa	1,485	1,650

Total Block I	8,189	2,140
Block III
Salina Mogollón	7,475	3,983
Amotape	1,750	2,370

Total Block III	9,225	6,353
Block IV
Pariñas	4,155	3,402
Palegreda	5,292	3,951
Mogollón	1,470	2,606

Total Block IV	10,917	9,959
Block V
Verdún	530	650
Ostrea	175	115
Mogollón	1,350	120

Total Block V	2,055	885

Total	30,386	19,337

As of December 31, 2017, we had a total of 654 producing wells. Our wells are oil wells, many of which also produce natural gas. We do not have interests in wells that only produce natural gas.

The following table shows the number of development and exploratory wells drilled during 2015, 2016 and 2017 in Blocks I, III, IV and V.

	For the year ended December 31,
	2015(1)	2016	2017
Development Wells
Productive	4	11	22
Dry	—	—	—

Total	4	11	22
Exploratory Wells
Productive	—	—	1
Dry	—	—	—

Total	—	—	1

(1)	Includes operations of Blocks III and IV, starting in April 2015.

During 2015, 2016 and 2017 we invested US$3.8 million (S/13.0 million), US$5.4 million (S/18.1 million) and US$16.5 million (S/53.6 million), respectively, in drilling activities. We drilled a total of 23 wells during 2017 in Block IV. All of them are productive wells.

During 2014, 2015 and 2016 we invested US$25.6 million (S/.76.5 million), US$3.8 million (S/.13.0 million) and US$5.4 million (S/.18.1 million), respectively, in drilling activities. We drilled a total of eleven wells during 2016 in Block IV. All of them are productive wells.

Under the terms of our agreements with Perupetro, at the time the contract terminates, we are required to close non-producing wells that we have drilled. As of December 31, 2017, we estimated that we will be required to close 48 wells in Block I in December 2021 and 6 wells in Block V in October 2023, 40 wells in Block III and 50 wells in Block IV in December 2045. We have created a provision in our financial statements for the costs relating to those well closings. See notes 5.1(d) and 18(d) to our audited annual consolidated financial statements included in this annual report.

Gas Processing Plant

We own a gas processing plant located 7 km north of the city of Talara in Piura, Peru. We currently have under a long-term delivery and gas processing and fractioning contract with Enel Generación Piura (formerly known as EEPSA), according to which Enel Generación Piura delivers wet natural gas that it purchases from onshore and offshore gas operators in the area. We then process and fraction the gas into two products: (i) dry natural gas, which can be used as fuel in Enel Generación Piura’s gas-fired turbine; and (ii) natural gas liquids, which are sold in the Peruvian market. Under the terms of the agreement, we are responsible for all operating costs of the gas processing plant but are also entitled to keep revenues from the sale of the natural gas liquids to third parties after payment of a variable royalty, based on the volume of gas processed, to Enel Generación Piura. Our current gas processing and fractionation contract with Enel Generación Piura expires in 2023.

Our gas processing plant has the capacity to process up to 44 MMcf per day. We processed 31.7 MMcf per day during 2015, 33.19 MMcf per day during 2016 and 30.57 MMcf per day during 2017. Approximately 70% of the volume processed by our gas processing plant depends on the gas volumes provided by Enel Generación Piura for processing and use on its gas-fired turbines. These volumes vary per month and depend upon the power dispatch curve of Enel Generación Piura among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by Enel Generación Piura are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher. The remaining approximately 13% of the volume processed by our gas processing plant depends on the volumes of gas extracted by GMP in Block I, which we process and commercialize as liquid natural gas.

Fuel Storage Terminals

We are a 50% partner in Consorcio Terminales with a Peruvian affiliate of Oiltanking GmbH, one of the world’s largest operators of independent terminals for bulk liquid storage. Consorcio Terminales had a contract with Petroperú to operate the North and South Fuel Terminals in Peru, which expired in August 2014. In May 2014, there was a public bidding for the operation of the North, Center and South Terminals. In June 2014, Terminales del Perú, a new consortium also integrated by our subsidiary GMP S.A. and Oiltanking Peru was awarded a concession for the operation of the North and Central Fuel Terminals for Petroperú. The contracts have a 20-year term and consist of the operation of four terminals in the north and one terminal in the center of the country, providing storage and dispatching bulk liquid fuel. The total amount of the committed investment for both projects is approximately US$37.2 million (S/.125 million), while the total amount of the additional investment, which will be reimbursed, is approximately US$186 million (S/.625 million). There was no winner in the public bidding for the operation of the South Fuel Terminals, and the contract of Consorcio Terminales was extended through contract amendments: first, for an additional year until August 2015; subsequently, for two more years until August 2017; and most recently, in July 2017 for an additional year until August 2018. The total amount of the additional investment required during this two year period, which will be reimbursed, is approximately US$10 million (S/.84 million). On June 6, 2018, the concessionaire, Consorcio Terminales, received a letter from Petroperú to initiate negotiations to extend the contract up to one more year.

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

Under the current contracts, Consorcio Terminales and Terminales del Perú receive revenues paid in connection with monthly reserved volume in tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). The storage fee per barrel, is based upon reserved volumes whether they are received or not. The throughput fee is paid based on effective barrels delivered per month. During 2015, 2016 and 2017, Consorcio Terminales and Terminales del Perú generated revenues of US$66.8 million (S/.228.0 million), US$74.1 million (S/.249.0 million) and US$39.42 million (S/.127.9 million) (we are entitled to 50% of the joint operation revenues), respectively. Under the contracts, Consorcio Terminales and Terminales del Perú are responsible for paying the fuel terminals operating and maintenance costs and also paying a royalty fee to Petroperú based on effective barrels delivered each month.

At the current stage of the contracts, any capital expenditure we invest in the fuel storage terminals can be recouped from any present and future royalties we owe to Petroperú.

Other Terminal Operations

We are a 50% partner in Oiltanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named “Terminal Marino Pisco Camisea” under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. In 2016, this terminal dispatched 30.0 million barrels of natural gas liquids. Additionally, through OTAS, we are also a 25% partner in LQS, which operates the “Terminal de Químicos de Matarani,” which in 2017 dispatched 54,878 tonnes of sodium hydrosulfide for international mining companies. During 2015, 2016 and 2017 these activities generated revenues in the aggregate of approximately US$4.6 million (S/.15.7 million), US$6.3 million (S/.21.2 million) and US$6.6 million (S/.21.4 million), respectively.

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

Our revenue in the operation and maintenance of infrastructure assets is generated either from fees we charge to Norvial, Survial, Canchaque, Pasco, Chinchaypujio, Chuquibambilla, Cora Cora and the Lima Metro to operate and maintain our concessions or from government payments through maintenance service contracts we have been awarded. As depicted in the chart below, we operate and maintain more than 2,579.3 km of Peruvian roads and highways, including our own highway concessions, in addition to the Lima Metro.

Operation and Maintenance of Infrastructure Assets

Total 2,579.3 KM

The table below sets forth selected financial information for our operation and maintenance of infrastructure assets activities.

	For the year ended December 31,
	2015	2016	2017(1)	2017
	(in millions of S/.)			(in millions of US$)(1)
Revenues	334.8	262.7	378.3	112.6
Net profit (loss)	18.5	14.0	16.9	5.0
EBITDA	39.3	27.0	34.1	10.1
EBITDA margin	11.7%	10.3%	9.0%	9.0%

(1)	Calculated based on an exchange rate of S/.3.245 to US$1.00 as of December 31, 2017.

The below map illustrates the roads in Peru for which we currently provide operation and maintenance services.

We provide the following road operation and maintenance services:

•	Routine Maintenance. These services aim to preserve roads through ongoing maintenance, including: road demarcation; cleaning; drainage; road fissure treatment, which seals cracks in roads to prevent water infiltration; slurry sealing; and micro-paving, which seals asphalt to prevent aging and improve resistance to water and surface wear.

•	Periodic Maintenance. These services entail activities that are performed periodically, intended to prevent the occurrence or exacerbation of defects, conserve the structural integrity of roads and correct major defects.

•	Emergency maintenance. This maintenance work is performed whenever the need arises, such as when natural disasters damage road surfaces.

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

Real Estate

Our Real Estate segment is one of the largest apartment building developers in Peru, in terms of number of units sold and value of sales in 2017, and is focused on the development and sale of affordable housing and housing as well as other real estate projects. Since commencing our operations in 1987, we have developed approximately 850,135 m2 of affordable housing (approximately 13,338 units); approximately 363,392 m2 of housing (approximately 1,743 units); approximately 170,075 m2 of office space (approximately 902 offices); and approximately 43,000 m2 of shopping centers (three shopping centers). Moreover, we are currently building approximately 130,458 m2 of affordable housing (approximately 2,028 units); approximately 23,829 m2 of housing (approximately 148 units). Our Real Estate segment also owns significant land parcels in Lima, comprising of approximately 786 hectares as of December 31, 2017, and we have sold undeveloped land in the past and intend to continue such sales in the future.

The table below sets forth selected financial information for our Real Estate business segment.

	For the year ended December 31,
	2015		2016(1)		2017(1)		2017(1)
	(in millions of S/., except as indicated)						(in millions of US$)(2)
Revenues	215.8		411.5		647.5		199.5
Net profit	29.3		77.2		117.7		36.3
Net profit attributable to controlling	12.4		22.1		48.6		15.0
EBITDA	52.8		121.4		177.3		54.6
EBITDA margin	24.5%		29.5%		27.4%		27.4%
Backlog (in millions of US$)(3)	111.0		95.9		25.9		25.9
Backlog/revenues ratio(3)	1.8	x	0.8	x	0.1	x	0.1	x

(1)	In 2016 we recognized S/.97 million (US$28.9 million) in revenues from land sales. In 2017 we recognized S/.163.1 million (US$50.3 million) in revenues from land sales.
(2)	Calculated based on an exchange rate of S/.3.245 to US$1.00 as of December 31, 2017.
(3)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable period. Revenues are calculated for such period and converted into U.S. dollars based on the exchange rate published by the SBS at such period.

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

We began developing affordable housing projects in 2001, following the Peruvian government’s efforts to address the country’s housing deficit, particularly for low-income families. We launched the first major affordable housing project in Peru in 2007, Parque Agustino in Lima’s El Agustino neighborhood. Since 2001, we have completed 16 affordable housing projects. As of December 31, 2017, we are developing six affordable housing projects, which are in various stages of development, including three which are in the construction phase but also are still in the process of obtaining the required approvals and permits. Three of our ongoing affordable housing projects consist of expansions of projects previously completed by us. Affordable housing consists of apartments, usually ranging between 50 and 72 m2, that are purchased through government subsidies. The Peruvian government has adopted the Nuevo Crédito Mi Vivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. In order for a unit to qualify for the Nuevo Crédito MiVivienda program, its selling price must range between S/.57,500 and S/.304,100. In order for a unit to qualify for the Techo Propio program, its selling price must range between S/ .81,000 and S/ .104, 000.

In order to be eligible for an affordable housing subsidy under the Nuevo Crédito MiVivienda program, a purchaser must not own any other home or have benefitted from a housing subsidy program in the past, among other requirements. A purchaser must also provide a down payment between 10% and 30% of the total purchase amount. Housing subsidies under this program fluctuate between S/ .6, 500 and S/ .17, 500 which incentivize purchasers with reduced monthly rates so long as they pay their mortgage loan payments on a timely basis. In order to be eligible for an affordable housing subsidy under the Techo Propio program, a purchaser must have a monthly income that does not exceed approximately S/.2,617 and must not have received any other government-sponsored housing benefit in the past, among other requirements. A Techo Propio purchaser must also show proven savings equal to at least 10% of the total purchase amount. Housing subsidies under this program is S/ .32,400. Purchasers of subsidized housing under both programs are also not required to pay a value-added tax normally applicable to residential purchases.

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

Our housing developments consist of residential buildings comprised of apartments with a mid- to high-price range that do not qualify for government subsidies. Since 1987, we have developed 38 housing developments. As of December 31, 2017, we are developing four housing projects, which are in the construction stage. Our housing units typically range between 130 and 400 m2 in size.

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

	For the year ended December 31,
	2015	2016	2017
Number of Units Delivered(1):
Affordable Housing	792	855	1,353
Housing	41	79	65

Total	833	934	1,418
Number of Units Sold and Not Yet Delivered(1):
Affordable Housing	1,316	1,620	1,152
Housing	96	97	43

Total	1,412	1,717	1,195
Total m2 Delivered:
Affordable Housing	46,894	48,460	78,004
Housing	12,962	19,398	20,978

Total	59,885	67,858	98,982
Total m2 Sold and Not Yet Delivered:
Affordable Housing	74,911	55,404	66,878
Housing	29,939	21,825	12,538

Total	104,849	77,229	79,416
Value of Units Delivered (in millions of S/.):
Affordable Housing	99.0	138.0	170
Housing	92.0	163.0	221

Total	191.0	301.0	391

(1)	We typically pre-sell our affordable housing and housing units before construction begins and continue to sell during construction, although we recognize revenues at the time of delivery of units.

We develop and sell office and commercial buildings, such as shopping centers. On certain occasions, we have operated our commercial real estate and later sold it, such as Larcomar, a landmark shopping center which we built in 1998 and sold in 2010. We have also developed commercial real estate buildings in connection with our affordable housing and housing projects, such as the Parque Agustino shopping center. Since 1987, we have developed 14 office buildings, three shopping centers and one medical center. We are currently looking for a plot of land in order to develop a new office building.

Land Bank

We typically purchase land to develop real estate projects with the intention to begin construction within a 12- to 18-month period after the purchase of the land. We may also, from time to time, purchase land for subsequent resale. As of December 31, 2017, we owned approximately 786 hectares, of which 86% is located in Lima and 14% outside of Lima. We continually evaluate opportunities to purchase new land for our real estate development projects.

On February 24, 2017, we sold our interest in Project Espacio (formerly known as Cuartel San Martín) to Urbi Propiedades S.A., our partner in the project, for US$50 million (S/.168 million). On April 28, 2017, we also sold our interest (approximately 20.8%) in Promoción Inmobiliaria del Sur S.A. (“PRINSUR”) of Inversiones Centenario, which owns approximately 937.7 hectares of undeveloped land also located in Lurin, to its partner Inversiones Centenario S.A.A. for US$25 million (S/.84 million). For more information, see “Item 5.A. Operating and Financial Review and Prospect— Operating Results—Recent Developments.”

We have a 50.4% interest in Almonte, which owns approximately 738 hectares of undeveloped land in Lurin, located 30 km south of Lima. We previously sold 27 hectares of the land for industrial use. On May 31, 2018, Almonte signed a contract of sale with PRINSUR for 420.9 hectares of land for an amount of US$92.6 million.

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

Technical Services

Our Technical Services segment undertakes a broad range of activities, including (i) information technology (IT) services for private clients and the government; and (ii) electricity networks services. Characterized by mid-to long-term contracts, our Technical Services segment further adds a more stable cash flow stream to our consolidated activities.

On June 6, 2017, we sold our 89.19% interest in our former subsidiary, GMD. As a result, we present GMD as a discontinued operation in our audited annual consolidated financial statements for the year ended December 31, 2017. We have reclassified our consolidated financial statements for the years ended December 31, 2015 and 2016 included in this annual report, to show GMD as a discontinued operation for those years as well.

On June 6, 2017, we sold our 89.19% interest in our former subsidiary GMD to Advent International for US$84.7 million (S/.276.9 million). Beginning on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment. For ease of comparison, the historical segment financial information included in this annual report presents Concar in the Infrastructure segment. This change does not impact our consolidated financial results. We believe that this strategic decision will strengthen and boost the operating capacity of our Infrastructure segment by incorporating the experience and knowledge of our Concar team members for concession management.

The table below sets forth selected financial information for our Technical Services business segment.(1)

	As and for the year ended December 31,
	2015	2016	2017	2017
	(in millions of S/., except as indicated)			(in millions of US$)(2)
Revenues	563.9	841.1	1,061.0	327.0
Net profit (loss)	23.3	(7.0)	(25.7)	(7.9)
Net profit (loss) attributable to controlling interest	20.0	1.5	(18.1)	(5.6)
EBITDA	35.1	65.5	49.0	15.1
EBITDA margin	6.2%	7.8%	4.6%	4.6%
Backlog (in millions of US$)(3)	364.9	513.8	460.1	460.1
Backlog/revenues ratio(3)	2.2x	2.1x	1.4	1.4

(1)	On June 6, 2017, we sold our 89.19% interest in our former subsidiary, GMD. As a result, we present GMD as a discontinued operation in our audited annual consolidated financial statements for the year ended December 31, 2017. We have reclassified our consolidated financial statements for the years ended December 31, 2015 and 2016 included in this annual report, to show GMD as a discontinued operation for those years as well.
(2)	Calculated based on an exchange rate of S/.3.245 to US$1.00 as of December 31, 2017.
(3)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

The pie charts below set forth the breakdown of our revenues and EBITDA from our Technical Services for 2017.

Revenues

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

The table below sets forth selected financial information relating to our IT services.(1)

	For the year ended December 31,
	2015	2016	2017	2017
	(in millions of S/.)			(in millions of US$)(2)
Revenues	—	113.2	284.2	84.6
Net profit	—	(4.0)	2.3	0.7
EBITDA	—	33.5	42.4	12.6
EBITDA margin	—	29.6%	14.9%	14.9%

(1)	On June 6, 2017, we sold our 89.19% interest in our former subsidiary, GMD. As a result, we present GMD as a discontinued operation in our audited annual consolidated financial statements for the year ended December 31, 2017. We have reclassified our consolidated financial statements for the years ended December 31, 2015 and 2016 included in this annual report, to show GMD as a discontinued operation for those years as well.
(2)	Calculated based on an exchange rate of S/.3.245 to US$1.00 as of December 31, 2017.

Competition

The IT services industry is highly competitive. The market includes both international companies and local or regional companies. Our main competitors, which are sometimes also our partners, include companies such as IBM, Telefónica, Indra, Tata Consultancy Services and Cosapi Data, among others.

Electricity Networks Services

We offer field and specialized services consisting of installation and routine operation and maintenance of electricity infrastructure, primarily for power utility companies in Chile and, to a lesser extent, Colombia, and Peru. Field services include day-to-day services and troubleshooting required to maintain the electric grid. Specialized services require more sophisticated and more tailored technology and expertise. With over 20 years operating experience developing, installing, operating and maintaining metering systems, we have also developed a broad range of specialized solutions to reduce electricity theft, one of the main concerns for power utility companies in Latin America.

The table below sets forth selected financial information for our Electricity Networks Services.

	For the year ended December 31,
	2015	2016	2017	2017
	(in millions of S/.)			(in millions of US$)(1)
Revenues	563.9	727.9	776.8	231.2
Net profit	23.3	(3.0)	(28.0)	(8.3)
EBITDA	35.1	31.9	6.5	1.9
EBITDA margin	6.2%	4.4%	0.8%	0.8%

(1)	Calculated based on an exchange rate of S/.3.245 to US$1.00 as of December 31, 2017.

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

The chart below sets forth the percentage of our 2017 revenues in each of the countries where we operate.

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

Backlog

We define our backlog as the U.S. dollar equivalent value of revenue we expect to realize in the future as a result of performing work under multi-period contracts that we have entered into. Backlog is not a measure defined by IFRS, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. For contracts denominated in soles or other local currencies, amounts have been converted into U.S. dollars based on the exchange rate published by the SBS, in the case of Peru, or other relevant authority, in the case of other jurisdictions, on December 31 of the corresponding year.

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

Our consolidated backlog as of December 31, 2017 was US$2,388.4 million. We expect to recognize as revenues 46% of our backlog by December 31, 2018, 27.9% by December 31, 2019 and 26.1% thereafter. The following table sets forth our consolidated backlog from December 31, 2013 to December 31, 2017.

Backlog (in US$ million)

Our backlog declined in 2017 and may decline further in the future, including due to the sale of assets. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to grow our backlog. Additionally, the number and amounts of new contracts signed can fluctuate significantly from period to period. For example, the third quarter of 2015, we acquired a 29% participation in the construction consortium of the GSP gas pipeline project, and, as a result, we incorporated US$1.0 billion in backlog. Due to the termination of the GSP gas pipeline concession on January 24, 2017, we have removed US$855 million from the backlog, representing 30.2% of our E&C backlog and 21.4% of our total backlog as of December 31, 2016. During 2017 we also removed US$87.5 million from the backlog related to the Chavimochic project. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

The table below sets forth our ending backlog for 2015, 2016 and 2017 accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2015		2016		2017
	(in millions of US$)(1)
Opening backlog (end of prior year)	3,815.3		3,918.4		3,011.6
Contract bookings and adjustments during the year	2,187.4	(2)	1,660.6		1,172.1
Cancellations during the year	—		(855	)(2)	—
Revenues recognized during the year	(2,084.3)		(1,712.3)		(1,795.3)

Ending backlog (end of current year)	3,918.4		3,011.6		2388.4

(1)	On June 6, 2017, we sold our 89.19% interest in our former subsidiary, GMD. As a result, we present GMD as a discontinued operation in our audited annual consolidated financial statements for the year ended December 31, 2017. We have reclassified our consolidated financial statements for the years ended December 31, 2015 and 2016 included in this annual report, to show GMD as a discontinued operation for those years as well.
(2)	In the third quarter of 2015, we acquired a 29% participation in the construction consortium of the GSP gas pipeline project, and, as a result, we incorporated US$1.0 billion in backlog. Due to the termination of the GSP gas pipeline concession on January 24, 2017, we have removed US$855 million from the backlog, representing 21.4% of our total backlog.

The chart below sets forth our consolidated backlog breakdown by end-market, geography and client sector as of December 31, 2017.

Backlog by End-Market	Backlog by Geography

Backlog by Client Type

The chart below shows the effects on our backlog of our participation in the GSP pipeline concession and the subsequent termination of the concession.

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

Our E&C backlog as of December 31, 2017 was US$1,456.7 million. We expect to recognize as revenues 47.8% of such backlog by December 31, 2018 and 52.2% of such backlog thereafter. The following table sets forth of our E&C backlog from December 31, 2013 to December 31, 2017.

E&C Backlog (in US$ million)

The following pie charts set forth our E&C backlog breakdown by end-market, geography, client sector and contract type as of December 31, 2017.

Backlog by End-Market	Backlog by Geography

Backlog by Client Type	Backlog by Client Contract

The table below sets forth our ending E&C backlog for 2015, 2016 and 2017 accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2015		2016		2017
	(in millions of US$)
Opening backlog (end of prior year)	2,885.1	(1)	3,129.4		1,977.9
Contract bookings and adjustments during the year	1,954.6		926.2		415.0
Cancellations during the year	—		(855.0	)(1)
Revenues recognized during the year	(1,710.3)		(1,222.8)		(936.2)

Ending backlog (end of current year)	3,129.4		1,977.9		1,456.7

(1)	In the third quarter of 2015, we acquired a 29% participation in the construction consortium of the GSP gas pipeline project, and, as a result, we incorporated US$1.0 billion in backlog. Due to the termination of the GSP gas pipeline concession on January 24, 2017, we have removed US$855 million from the backlog, representing 30.2% of our E&C backlog.

Infrastructure Backlog

In reflecting an Infrastructure contract in our backlog, we assume that each party will satisfy all of its respective obligations under the contract. For our Infrastructure backlog, we only include contracted revenues expected to be paid during the next three years following the backlog calculation date. Infrastructure backlog in this annual report does not include our Norvial toll road concession or our Energy line of business. Beginning on April 1, 2017, we have transferred backlog relating to Concar from our Technical Services segment to our Infrastructure segment. For ease of comparison, the historical segment financial information included in this annual report presents Concar in the Infrastructure segment. This change does not impact our consolidated financial results.

Our Infrastructure segment backlog does not include intersegment eliminations. We calculate our Infrastructure backlog as follows:

•	for the Lima Metro, our Infrastructure backlog assumes that for 2018, 20 new trains will incrementally begin to operate, and that at the end of the year we will operate our 44 trains, which in the aggregate will travel 3,724,052 kilometers for that year. Our backlog also assumes that for 2019 and 2020, we will operate 44 trains at full operation, which in the aggregate will travel 4,811,780 kilometers per year;

•	for our Survial and Canchaque concessions, we assume our contractually agreed upon annual fee, adjusted for inflation. For our 2017 and 2018 backlog, we utilize the same adjustment amount that was utilized for our 2016 fee, which has already been negotiated; and

•	for La Chira, for 2017 and 2018, backlog is calculated to include the fees we will receive under the concession for our operation and maintenance, adjusted for inflation.

Our Infrastructure backlog as of December 31, 2017 was US$544.8 million. We expect to recognize as revenues 37.8% of our backlog by December 31, 2018 and 62.2% of our backlog thereafter. The following chart sets forth the growth of our Infrastructure backlog from December 31, 2013 to December 31, 2017.

Infrastructure Backlog (in US$ million)

The following pie chart sets forth our Infrastructure backlog breakdown by line of business as of December 31, 2017.

Backlog by Line of Business

The table below sets forth our ending Infrastructure backlog for 2015, 2016 and 2017, accounting for opening backlog for each year, annual contract bookings, cancellations during the year and adjustments and annual revenues recognized.

	2015	2016	2017
	(in millions of US$)
Opening backlog (end of prior year)	465.4	385.2	519.0
Contract bookings and adjustments during the year	127.8	302.4	288.6
Cancellations during the year
Revenues recognized during the year	(208.0)	(168.7)	(262.8)

Ending backlog (end of current year)	385.2	519.0	544.8

Real Estate Backlog

Our Real Estate segment backlog reflects sales contracts with buyers for units that have not yet been delivered and will be recognized as revenues once they are delivered.

Our Real Estate segment backlog as of December 31, 2017 was US$25.9 million. We expect to recognize as revenues 72.9% of our backlog by December 31, 2018, and 27.1% thereafter.

The following pie chart sets forth our Real Estate backlog breakdown by type of real estate activities as of December 31, 2017.

The table below sets forth our ending Real Estate backlog for 2015, 2016 and 2017, accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2015	2016	2017
	(in millions of US$)
Opening backlog (end of prior year)	81.3	111.0	95.9
Contract bookings and adjustments during the year	92.9	107.3	129.6
Revenues recognized during the year	(63.2)	(122.5)	(199.5)
Cancellations during the year	—	—	—

Ending backlog (end of current year)	111.0	95.9	25.9

Technical Services Backlog

In reflecting a Technical Services contract in our backlog, we assume that each party will satisfy all of its respective obligations under the contract and that work under the contract will be completed on a straight-line basis. Our Technical Services segment backlog does not include intersegment eliminations. The following information on our backlog for technical services does not include our backlog from GMD, which we sold on June 6, 2017. Begining on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment. For ease of comparison, the historical segment backlog information included in this annual report presents Concar in the Infrastructure segment. This change does not impact our consolidated backlog.

Our Technical Services backlog as of December 31, 2017 was US$460 million. We expect to recognize 46% of our backlog by December 31, 2018 and 54% of our backlog thereafter. The following chart sets forth the growth of our Technical Services backlog from December 31, 2013 to December 31, 2017.

Technical Services Backlog (in US$ million)

The table below sets forth our ending Technical Services backlog for 2015, 2016 and 2017, accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2015	2016	2017
	(in millions of US$)(1)
Opening backlog (end of prior year)	492.5	364.9	513.8
Contract bookings and adjustments during the year	37.3	399.3	273.3
Cancellations during the year	—	—	—
Revenues recognized during the year	(164.9)	(250.3)	(327.0)

Ending backlog (end of current year)	364.9	513.8	460.1

(1)	On June 6, 2017, we sold our 89.19% interest in our former subsidiary, GMD. As a result, we present GMD as a discontinued operation in our audited annual consolidated financial statements for the year ended December 31, 2017. We have reclassified our consolidated financial statements for the years ended December 31, 2015 and 2016 included in this annual report, to show GMD as a discontinued operation for those years as well.

The following pie charts set forth our Technical Services backlog breakdown by geography, end-market and client sector as of December 31, 2017.

Backlog by End-Market	Backlog by Geography	Backlog by Client Type

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

We have had no material disbursement or expenditure related to our warranties in the recent past, other than a disbursement in 2015 of US$17 million in respect of a performance bond in connection with the El Nuble project in Peru.

Quality Assurance

In 2017, our operations were certified according to the following international standards:

		ISO 9001	ISO 14001	OHSAS 18001	ISO 27001	ISO 20000	Other standards
Engineering and Construction	GMI	x	x	x
	GyM	x	x	x
	MORELCO	x	x	x			x
	Vial y Vives - DSD	x	x	x
Infrastructure	GMP	x	x	x
	CONCAR	x	x	x
	GyM Ferrovias	x
Technical Services	CAM Chile	x	x	x			x
	CAM Colombia	x	x	x			x
	CAM Perú	x	x	x			x
	ADEXUS	x	x	x	x	x	x

Engineering and Construction:

•	GMI: ISO 14001, ISO 9001 and OHSAS 18001; these certifications include ECOTEC, the environmental consulting company of GMI.

•	GyM: ISO 9001 for Electromechanical Division and Transport’s Lines of Hydrocarbons; ISO 14001 and OHSAS 18001 for Electromechanical Division.

•	Morelco: ISO 14001, ISO 9001 and OHSAS 18001; in addition, ASME ESTAMPES U/S NATIONAL BOARD ESTAMPER.

•	Vial y Vives—DSD: ISO 14001, ISO 9001 and OHSAS 18001.

Infrastructure:

•	GMP: ISO 14001, ISO 9001 and OHSAS 18001: certified for oil and gas production processes in lots I and V, gas processing at the Pariñas plant, storage and dispatch of hydrocarbons-derived products in nine terminals (Eten, Salaverry, Chimbote, Supe, Pisco, Ilo, Mollendo, Cusco and Juliaca) and operations carried out at GMP’s Lima headquarters.

•	CONCAR: ISO 9001, ISO 14001 and OHSAS 18001 (since Feb 2017).

•	CONCAR: ISO 9001, ISO 14001 and OHSAS 18001 (since Feb 2017).

Technical Services:

•	CAM Colombia, CAM Chile and CAM Perú have tri-standard. In addition, CAM Chile has NCh ISO 17025 Calibration Laboratory, NCh ISO 17025 Testing Laboratory and NCh ISO 17065 Product Certification Agency. CAM Colombia has ISO/IEC 17020 Certification and ISO/IEC 17025 accreditation. CAM Perú has NTP ISO 17020.

•	Adexus: ISO 9001, ISO 14001, OHSAS 18001, ISO/IEC 27001, ISO/IEC 20000-1, SAP Provide of Hosting Partner and SAP in Cloud Provide.

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

•	Metro Culture: We conduct workshops that transform trains and train stations into centers of social and cultural education to promote respect and tolerance. In 2017, we carried out 40 workshops.

•	Road Safety Education: This program promotes our culture of safety and accident prevention by training communities surrounding roads and highways that we operate or maintain. In 2017, approximately 4,000 road users participated in these workshops.

•	Ayni: This social support program aims to improve the quality of life in urban areas by promoting respectful coexistence among new owners of our real estate projects. The initiative trains neighbors on several legal and managerial matters and on conflict management and leadership. In 2017, the program trained 2,400 people.

•	Training: This program trains, during six-month periods, certain stand-out students in Peruvian schools of engineering. Since its creation in 2010, the program has enabled us to recruit 801 junior engineers from Lima and other provinces, lowering the barriers that many young people face to formal employment. In 2017, we recruited 35 outstanding students from Peruvian engineering schools.

•	Development of local suppliers: We build the capacities of our local suppliers and help them to develop their businesses by improving the quality of the goods and services they provide and encouraging the adoption of formal and responsible managerial styles. In this way, we make local economies more dynamic.

•	Construction Management: In partnership with the Instituto de Educación Superior Tecnológico Público Fe y Alegría (Fe y Alegría Public Higher Technological Institute), we are implementing a technical career titled, “Planning and Control of Construction Projects,” certified by the Peruvian Ministry of Education. The program aims to train young people who cannot afford to increase their employability in construction projects. By 2017, we had 44 graduates, 100% of whom were employed.

•	Labor Capabilities: This is a recruitment program where we share construction knowledge and train community members on building techniques, risk prevention and leadership skills. In this way, we increase the employability of members of local communities, generate formal jobs, reduce project risks, develop more efficient recruiting processes, and strengthen the trust with local communities. In 2017, we trained 1,429 participants, 53% of whom joined the Group.

Regulatory Matters

Set forth below is a description of the regulatory framework applicable to our company. We believe we are in compliance, in all material respects, with applicable laws and regulations in all of our business segments.

Engineering and Construction

Regulatory Framework Applicable to Contracts with the Public Sector

As of the date of this annual report, Peru’s Public Procurement Law, approved by Law No. 30225 (Ley de Contrataciones del Estado) and its Regulations, approved by Supreme Decree No. 350-2015-EF, which entered into force on January 9, 2016, governs services and construction agreements entered into with public entities. Article 8 of Supreme Decree No. 350-2015-EF establishes that, at the beginning of the procurement process, the contracting public entity must prepare a technical file describing the characteristics of the services it intends to purchase and the selection process for its counterparts, among other specifications.

The selection processes are established in Article 32 of Supreme Decree No. 350-2015-EF as follows:

•	public biddings (licitación pública), applicable to goods and works;

•	public tenders (concurso público), applicable to services, including consulting services;

•	simplified award (adjudicación simplificada), applicable for the acquisition of any of the following: to (i) goods, if their value is greater than S/33,200 and less than S/400,000; (ii) services, if their value is greater than S/33,200 and less than S/400,000; and (iii) works, if their value is greater than S/33,200 and less than S/1,800,000;

•	electronic reverse auction (subasta electronica inversa), applicable to goods and services with a value greater than S/33,200;

•	selection of individual consultants (selección de consultores individuales), applicable for the hiring of qualified consultants who do not need teams of personnel or additional professional support;

•	price comparison (comparación de precios), applicable to goods and services that are easy to obtain in the market and that are not manufactured, produced, supplied or provided under a particular description or set of instructions given by the contracting entity; and

•	direct contracting (contratación directa), applicable to goods and services, in situations of emergency arising from catastrophic events, involvement of national security, shortages, among other similar reasons.

As established in Articles 49, 60, 66, 71, 77 and 80 of the Supreme Decree No. 350-2015-EF, the selection processes include the following phases:

•	in the case of public biddings, public tenders and simplified award: notice; registration of participants; submission and reply of inquiries; submission and reply of comments; preparation of the terms and conditions of the selection process; submission of bids; evaluation and qualification of bids; and award;

•	in the case of the selection of individual consultants: notice; registration of participants; submission of bids; evaluation and qualification of bids; and

•	in the case of price comparison: notice, submission of bids, and adjudication.

Article 46 of Peru’s Public Procurement Law establishes that any participants in a public procurement processes must be registered in the Peruvian National Suppliers Registry and must not be barred from contracting with the state. Article 234 of the Supreme Decree No. 350-2015-EF establishes that this registration has an indefinite validity and that all contractors must maintain their information up to date.

Bidders may participate in the selection process as part of a joint operation, in which case all members of the joint operation must be registered in the Peruvian National Registry of Suppliers and will be jointly liable for all consequences arising from the joint operation’s participation in the selection process and the execution of the agreement. Certain exceptions to the abovementioned joint liability for joint operations may apply, in cases where a contractor proves that only one party is liable to be sanctioned due to the nature of the infraction, the joint operation formal undertaking or the joint operation agreement.

GyM and GMI are registered in the Peruvian National Suppliers Registry as a construction and a consulting company, respectively.

Article 14 of the Supreme Decree No. 350-2015-EF establishes the types of contracts that may be entered into by public entities:

•	lump-sum (sistema a suma alzada), applicable when the amounts, scales and quality are determined in the terms and conditions of the selection process. The bidder submits its proposal indicating a fixed amount and a term for the completion of the agreement;

•	unit price, rates or percentages (sistema de precio unitario, tarifas o porcentajes), applicable when the nature of the service to be provided does not allow an accurate determination of the required quantities;

•	lump-sum and unit price, rates or percentages mix (esquema mixto de suma alzada y precios unitarios), applicable when accurate determination of the quantities required for some of the components cannot be made; and

•	fixed amount plus success fee (honorario fijo y comisión de éxito), applicable in contracts for rendering services. The fixed amount and success fee may be estimated on the basis of percentages.

Article 15 and the 14th Complementary Final Disposition of the Supreme Decree No. 350-2015-EF establishes that, in the case of goods and works, the terms and conditions of the selection process must indicate the execution type of the agreement as follows:

•	“turn-key” (llave en mano), when completion is subject to the construction, equipment assembly and, if applicable, the assisted operation of works. In case of goods procurement, the installation and commissioning of such goods are also included; and

•	bid contest (concurso oferta), when completion is subject to the submission of the technical file and the completion of the works. This completion type is only applicable to lump-sum contracts and public bidding selection process with a referential value exceeding S/10,000,00.

Peru’s Supervisory Authority on Public Procurement (Organismo Supervisor de las Contrataciones del Estado, or OSCE, by its Spanish acronym) is a public-sector entity within the Peruvian Ministry of Economy and Finance, that oversees the selection processes carried out by public entities; manages the Peruvian National Registry; imposes penalties to suppliers that violate the provisions set forth in Peru’s Public Procurement Law, its Regulations and other related provisions; and informs the government’s General Comptroller Office (Contraloría General de la República) regarding violations to the regulations when damages are caused against the State. As of the date of this annual report we do not believe that Peru’s Public Procurement Law and Supreme Decree No. 350-2015-EF will have a material impact on our business.

Pursuant to recent amendments to the Public Procurement Law, companies sentenced for corruption charges, among other criminal offences, or companies whose representatives have admitted committing corruption acts, will be prohibited from participating in public procurement processes.

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

Construction entities must comply with the National Building Regulations, approved by Supreme Decree No. 011-2006-VIVIENDA (Reglamento Nacional de Edificaciones), which establishes that urban allotments and buildings must be developed in compliance with the rules governing safety, functionality, accessibility, habitability and environmental impact. According to Technical Regulation No. G.030 of the National Building Regulations, construction companies, such as GyM and GMI, are responsible for (i) executing works in accordance with project specifications and applicable regulations; (ii) possessing sufficient organization and infrastructure to guarantee the feasibility of the project; (iii) appointing the party responsible for the construction to assume its technical representation; (iv) providing the resources and materials to complete the project pursuant to the terms of the agreement and required standards and within the approved budget; (v) executing subcontracts within contractual limitations; and (vi) delivering to the client documented information regarding the executed works.

Notwithstanding any legal actions that the construction company may take against suppliers, manufacturers or subcontractors, the construction company may be responsible for all the works, including those executed by subcontractors, and for the use of defective materials or supplies.

Penalties for violating the National Building Regulation are determined by the municipal government in the jurisdiction where the project is developed and set forth in its corresponding regulations. In addition, they may also pursue criminal actions or civil claims if applicable.

Safety Regulation in Construction Projects

The Law on Safety and Health at Work (Law No. 29783) is intended to promote workplace accident prevention and applies to all business sectors. The principal safety rules applicable to construction projects include the following:

•	companies with 20 or more employees must establish a committee for the promotion of workplace safety and health that oversees the implementation of the required internal safety and health regulation policy;

•	all projects must have a safety and health plan consisting of all the technical and administrative mechanisms to guarantee the physical integrity and health of workers and third parties during project execution;

•	companies shall hire an occupational physician and establish an area of occupational medicine;

•	companies shall perform periodic audits to verify whether internal safety and health regulations are in accordance with law;

•	occupational diseases and work accidents detected during project execution must be recorded and the competent authority must be notified in accordance with the Regulations of the Law on Safety and Health at Work, approved by Supreme Decree No. 005-2012-TR, and with Occupational Health Manual, approved by Ministerial Resolution No. 510-2005-MINSA;

•	companies must provide for medical examinations of its employees prior to, during and at the termination of their employment (subject to certain terms and conditions depending on whether the empoyees were engaged in high-risk activities);

•	companies must show a safety and health plan; an index of frequency; and the company’s performance in safety and health in order to be awarded public and private projects;

•	use of individual protective equipment, including gloves, safety goggles, boots and helmets, is mandatory when risks to safety and health cannot be prevented by other means; and

•	personnel responsible for safety must comply with all requirements in Rule NTP 399.010.1 for fire prevention.

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

Registries and Permits

According to Supreme Decree No. 008-2013-TR, civil contractors must be registered in the National Civil Construction Works Registry and comply with the rules of Ministerial Resolution No. 195-2007-TR which sets out the requirements for registration, including registering through the corresponding local agency and filing an affidavit indicating compliance with the registration requirements before the effective date of registration. GyM is currently registered in the National Civil Construction Contractors and Subcontractor Registry.

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

The principal terms and conditions relating to collective bargaining from our civil construction workers have been agreed upon and recorded in the 2017-2018 agreement, dated August 25, 2017, and entered into between the Peruvian Chamber of Construction and the Federation of Civil Construction Workers (Federación de Trabajadores en Construcción Civil). By means of the 2017-2018 agreement, the parties have, among other things, agreed on an increase in the daily wage of such employees.

The Supreme Decree No. 009-97-SA, Law No. 26790 and Supreme Decree No. 003-98-SA require construction companies to have complementary high-risk insurance for workers that perform high risk tasks. As of the date of this annual report, GyM has this insurance coverage.

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

Prevention of Money Laundering and Financing of Terrorism

Regulations for money laundering and terrorism financing prevention, approved by SBS Resolution No. 789-2018 (which has replaced SBS Resolution No. 486-2008 as of March 15, 2018), require construction and real estate companies to implement a money laundering and terrorism financing prevention system, including, among others, the appointment of a compliance officer, setting up a registry of operations and notifying the Financial Intelligence Unit of the SBS, the entity responsible for supervising and enforcing compliance, of any suspicious activity.

Infrastructure

Infrastructure and Public Services through Public Private Partnership Contracts

In recent years, the Peruvian state has implemented a new regulatory framework (Single Supreme Decree No. 254-2017-EF, Legislative Decree No. 1224 and its regulations, approved by Supreme Decree No. 410-2015-EF) to set forth the procedures and mechanisms for enhancing private investment for the development of public infrastructure, public services, any ancillary services, applied research projects and/or technological innovation, through Public-Private Partnerships (PPP) and Projects with State Assets.

The main aspects of the new legal framework are the following:

1.	The Ministry of Economy and Finance (Ministerio de Economía y Finanzas) is the governing authority of the National System for the Promotion of Private Investment (SNPIP), composed by ministries and public agencies of the national government, the Agency for the Promotion of Private Investment—ProInversión, and regional and local governments.

2.	Private investment projects will comprise the following stages: (i) planning and programming, (ii) formulation, (iii) structuring, (iv) transaction, and (v) contract execution. Great emphasis is given to the Evaluation Report (Informe de Evaluación), a document determining the economic, financial and legal viability of a potential Public Private Partnership applying, where appropriate, the national public investment system. Investors are entitled to receive from the Peruvian state: (a) in the case of self-financed projects, taxes and tolls to be collected from final consumers; (b) in the case of co-financed projects, subsidies and payments from the public entity awarding the project; and (c) any other financing structure agreed between the parties.

3.	The management of Public Private Partnership contracts by the three levels of government (central, regional and local) is regulated.

4.	For projects in regulated sectors, the monitoring of Public Private Partnership contracts is subject to the provisions of the Law No. 27332, Framework Law on Regulators. According to this law, OSIPTEL, OSITRAN, SUNASS and OSINERGMIN should primarily safeguard the compliance of service levels agreed in Public Private Partnership contracts. For this purpose, Public Private Partnership contracts must establish the necessary arrangements to ensure timely and efficient supervision during the contract execution stage. To this end, public entities are required to ensure timely participation of regulatory agencies in the arbitration, when decisions and matters related to the competence of those bodies are discussed.

5.	Favorable opinions for the Public Private Partnership Agreements from the General Comptroller Office of Peru are required. The General Comptroller will issue a report on any aspects that may jeopardize the financial capacity of the Peruvian state, according to Law No. 27785, Organic Law of the National Control System and the General Comptroller of Peru.

6.	Investors interested in participating as bidders in private investment processes must review the list of restrictions and prohibitions established in the Public Procurement Law. Whether an investor is barred from participating shall be determined through administrative channels, and such restriction will apply to any expected strategic partners as well. Furthermore, it is stated that, the restriction would extend to strategic partners and to companies who have exercised direct control over the investor, as indicated in the regulations approved by the Superintendence of the Stock Market.

7.	The development of projects related to assets owned by the Peruvian state (Legislative Decree No. 674, Law Promoting Private Investment in State Enterprises) can be carried out by private sector initiatives, without committing any public resources or transferring any risks to public entities, unless expressly required by law.

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

Additionally, a company must be qualified by Perupetro prior to entering into hydrocarbon exploration and production agreements. In order to qualify, a company must meet the standards under the Regulations on the Qualification of Petroleum Companies (approved by means of the Supreme Decree No. 030-2004-EM), requiring companies to demonstrate that they have the technical, legal and financial capacity to comply with all the obligations they will assume under the agreement with Perupetro. Such capacities are measured according to the characteristics of the area to be explored or produced, the expected investment required for the project, and the strict fulfillment of the rules regarding prior consultation (if applicable), citizen participation and environmental issues related to the operation’s performance. Upon a positive evaluation, the company is issued a qualification certificate from Perupetro that allows it to initiate the negotiations of the agreement; notwithstanding the company remains responsible for obtaining all other licenses, permits and approvals required by applicable regulation.

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

The Peruvian Ministry of the Environment establishes general rules applicable to different activities in several sectors, in contrast to the specific rules enacted by the Peruvian Ministry of Energy and Mines regarding the oil and gas sector. Environmental laws and regulations are enforced by the National Environmental Enforcement Agency, OEFA (Organismo de Evaluación y Fiscalización Ambiental) which was created in 2008. Sanctions range from warnings and fines to suspensions of activities and mitigation of environmental damages, among others. In this regard, a breach of the obligations contemplated in the Environmental Impact Assessments in the hydrocarbons sector may originate fines up to 30,000 Tax Units (approximately US$39 million or S/124 million) according to the applicable law.

The main environmental rules applicable to GMP’s hydrocarbon projects include:

•	obtaining an environmental certification and adopting the necessary measures to prevent and/or mitigate environmental impacts resulting from their activities;

•	meeting minimum size, environmental and safety requirements applicable to worksites; handling and storing of hydrocarbons pursuant to safety and environmental requirements; establishing programs to monitor environmental issues; and

•	providing training on environmental matters related to employee and personnel activities and responsibilities, especially with respect to regulations and procedures established for environmental protection and the environmental and legal consequences of non-compliance.

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

Consorcio Terminales and Terminales del Perú are two joint operations conducted by GMP and Oiltanking Peru S.A.C. which currently operates ten of Petroperú’s terminals in Peru: (i) the South Terminals of Pisco, Mollendo, Ilo, Juliaca and Cuzco; and (ii) the North Terminals of Eten, Salaverry, Chimbote and Supe; including Callao, respectively. Consorcio Terminales and Terminales del Perú provide hydrocarbons handling and storage services in Peru for gasoline, aviation fuel and diesel, among others.

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

Terms of our Concessions

Our concessions are subject to certain terms and conditions established in each concession agreement. During the term of the concessions, we are responsible for the construction and maintenance of the infrastructure necessary to their operation. The concession agreements establish minimum capital stock requirements for our concessionaire subsidiaries as follows: US$15 million (S/50 million), US$8 million (S/27 million), US$0.8 million (S/2.7 million), S/46 million and S/100 million for Norvial, Survial, Canchaque, La Chira and the Lima Metro, respectively.

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

Licenses

Article 10 of the Single Revised Text of the Urban Habilitation and Buildings Law, approved by Supreme Decree No. 006-2017, establishes the license requirements for urban habilitation and construction, depending on land size, the dimensions of the work to be undertaken and the financial target.

Upon completion of the real estate development and construction stages, as the case may be, the following requirements must be met:

•	for urban development, the reception of the works (recepción de la obra) must be requested to the corresponding municipal government in compliance with Article 19 of the Single Revised Text of the Urban Habilitation and Buildings Law; and

•	for construction, the conformity of the works (conformidad de obra) must be requested to the corresponding municipal government in compliance with Article 28 of the Single Revised Text of the Urban Habilitation and Buildings Law, accompanying the request with the construction plans and the construction statement (a description of the technical conditions and characteristics of the work performed).

Exclusive and Common Property Real Estate Units Regimes

The Law on the Buildings Regularization, on the Factory Declaration Proceeding and on the Exclusive and Common Property Real Estate Units Regime, approved by Law No. 27157, establishes the legal regime applicable to real estate comprised of assets with exclusive and common property, including, among others, (i) apartment buildings; (ii) condominiums; (iii) units under co-ownership; and (iv) commercial spaces, such as galleries and malls. The foregoing construction projects must include internal by-laws prepared or approved by the sponsor or builder, or by the owners with the vote of the majority of participating owners, the content of which is regulated in Article 42 of the aforementioned law. Articles 40 and 41 of the foregoing law itemize the assets and services that qualify as common.

Owners of real estate units have the opportunity to choose between the exclusive and common property regime, and the independent and co-ownership regime. The internal by-laws, the owner’s assembly minutes, all construction plans, architectural division plans, perimetric boundaries and the construction statement must be registered in the Real Estate Registry of the corresponding jurisdiction. Upon completion of the proper registries, units are registered independently from one another.

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

Prevention of Money Laundering and Financing of Terrorism

SBS Resolution No. 789-2018 (that has replaced SBS Resolution No. 486-2008 as of March 15, 2018), as amended from time to time, requires construction and real estate companies to implement a money laundering and terrorism financing prevention system, including, among others, appointing a compliance officer, setting a registry of operations and notifying the Financial Intelligence Unit of the SBS, the entity responsible for supervising and enforcing compliance to the resolution referred to herein, of any suspicious activity.

Public- and Private-Sector Contracts

Concar provides services in compliance with Peru’s Public Procurement Law and its Regulations, approved by Supreme Decree No. 350-2015-EF, as amended, when dealing with public counterparties; and with the regulation set forth in the Civil Code when dealing with private counterparties. Such regulations establish the different types of selection processes which companies may undergo when contracting with the state, as well as the rules and conditions applicable to such processes. They also establish general rules applicable to contractual relationships among private parties. See “—Engineering and Construction” for more information on the applicable legal frameworks. Concar is registered with the Peruvian National Registry of Suppliers, required to act as supplier for public entities.

Technical Services

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

Dimension Testing Services

CAM Peru S.R.L. provides the dimension testing service of electrical meters, for which it must be a registered testing entity as provided by Technical and Commercial Regulations Commission Resolution No. 0065-1999/INDECOPI-CRT. As of the date of this annual report, Cam Peru S.R.L, is registered as an accredited provider of electricity meters dimension-testing services. The pertaining registration can be renewed for consecutive periods, provided that a request is filled 60 days prior to expiration. If Cam Peru S.R.L. does not comply with the rules approved by the INDECOPI, said governmental authority may impose a suspension or revoke the registry.

C. Organizational Structure

The following organizational chart sets forth our principal operating subsidiaries within our four business segments

(1)	In June 2018, Graña y Montero transferred economic rights over 48.8% of the share capital of Norvial S.A. The company continues to possess voting rights over such share capital of Norvial. S.A.
(2)	36.10% of the share capital in Viva GyM is held by our subsidiary GyM.

The following charts set forth the principal activities of each of our four business segments:

The following is a brief description of our principal operating subsidiaries:

•	Engineering and Construction:

•	GyM S.A. (“GyM”), incorporated in Peru, is one of the oldest and largest construction companies in Peru. Graña y Montero owns 98.24% of GyM; the remaining 1.76% is held by former and current company executives.

•	Vial y Vives—DSD S.A. (“Vial y Vives—DSD”), incorporated in Chile, is an engineering and construction company specialized in the mining sector and in providing services to the energy, oil and gas, and cellulose sector. GyM, through GyM Chile SpA, owns 94.49% of Vial y Vives—DSD; Inversiones VyV S.A., a company controlled by the founders of Ingeniería y Construcción Vial y Vives S.A., (which merged to form Vial y Vives—DSD) owns 1.36%; and the remaining 4.15% is held by third parties.

•	GMI S.A. Ingenieros Consultores (“GMI”), incorporated in Peru, is primarily engaged in engineering consultancy for projects in the mining, hydrocarbons, electrical, agricultural, industrial, tourism and transportation sectors. Graña y Montero owns 89.41% of GMI; 5.0% is held by current and former company executives; and the remaining 5.59% is held by third parties.

•	Morelco S.A.S. (“Morelco”), incorporated in Colombia, is a recognized specialist in electromechanical assemblies, civil works, and services for the oil and gas and other energy sectors. Our subsidiary GyM S.A. owns 70.0% of Morelco, and the remaining 30% is held by the Serna family in trust.

•	Infrastructure:

•	Toll Roads:

•	Norvial S.A. (“Norvial”), incorporated in Peru, is the concessionaire of the 183 km stretch between Ancón and Pativilca of the Panamerican Highway. Norvial is comprised of common shares (Type A), and non-voting shares (Type B). Graña y Montero owns 52.0% of the common shares of Norvial and JJC Contratistas Generales S.A., a Peruvian construction company, owns the remaining 48.0%. Inversiones en Autopistas S.A. owns 75.1% of the non-voting shares and JJC Contratistas Generals S.A. the remaining 24.9%.

•	Survial S.A. (“Survial”), incorporated in Peru, is the concessionaire of the 750 km highway between Marcona and Urcos in Peru. Graña y Montero owns 99.995% of Survial, and the remaining 0.005% is held by Concar S.A.

•	Concesión Canchaque S.A.C. (“Canchaque”), incorporated in Peru, is the concessionaire of the 78 km highway between the towns of Buenos Aires and Canchaque in Peru. Graña y Montero owns 99.96% of Canchaque, and the remaining 0.04% is held by Concar S.A.

•	Concar S.A., incorporated in Peru, is engaged in the operation and maintenance of infrastructure assets. Graña y Montero S.A.A. owns 99.9983% of Concar and the remaining 0.0017% is held by GyM S.A. Beginning on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment.

•	Mass Transit:

•	GyM Ferrovías S.A. (“GyM Ferrovías”), incorporated in Peru, is the concessionaire of the Lima Metro. Graña y Montero owns 75.0% of GyM Ferrovías; the other 25.0% is held by Ferrovías Participaciones S.A., a railway infrastructure company.

•	Water Treatment:

•	Concesionaria La Chira S.A. (“La Chira”), incorporated in Peru, is the concessionaire of La Chira waste water treatment plant in southern Lima, Peru. Graña y Montero owns 50.0% of La Chira; the other 50.0% is held by Acciona Agua S.A, an affiliate of a waste water treatment and distribution company.

•	Energy:

•	GMP S.A. (“GMP”), incorporated in Peru, is engaged in the oil and gas business and provides hydrocarbon extraction services to Perupetro S.A., a Peruvian state oil company; owns a gas processing plant; and, through a joint operation with a Peruvian affiliate of Oiltanking GmbH, operates ten fuel terminals in Peru. Graña y Montero owns 95.0% of GMP; the remaining 5.0% is held by a former company executive.

•	Real Estate:

•	Viva GyM S.A. (“Viva GyM”), incorporated in Peru, is focused on the development and sale of affordable housing and housing, as well as other real estate projects such as office buildings and shopping centers. Graña y Montero directly owns 63.44% of Viva GyM, with GyM owning an additional 36.10%; and the other 0.46% is owned by a company executive.

•	Technical Services:

•	CAM Chile S.A. (“CAM”), incorporated in Chile, provides field and specialized electrical services in Chile, Colombia, and Peru. Graña y Montero owns 73.16% of CAM; 24.39% is held by El Condor Combustibles S.A., which is part of a Chilean economic group and the remaining 2.45% is held by Inversiones y Asesoría Samburu Limitada, which belongs to a former executive of the company.

•	Adexus S.A. (“Adexus”), incorporated in Chile, provides development and implementation solutions for information technology in Chile, Peru and Ecuador. Graña y Montero owns 100% of Adexus.

D. Property, Plant and Equipment

Approximately 76.8% of our assets are located in Peru, with the balance located primarily in Chile and Colombia. At December 31, 2017, the book value of all our land (excluding real estate inventories) and buildings, machinery and equipment was US$266.8 million (S/.865.7 million). We currently lease certain machinery and equipment from vendors. The term of our leasing contracts ranges from two to five years, depending on the nature of the equipment. Leased machinery and equipment are capitalized for accounting purposes. Our principal executive offices, which we lease, are located at Av. Paseo de la República 4667, Surquillo, Lima 34, Peru and Av. Petit Thouars 4957, Miraflores, Lima 18, Perú.

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

A. Operating Results

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2017, and one of the largest publicly traded engineering and construction companies in Latin America as measured by market capitalization as of December 31, 2017, with strong complementary businesses in infrastructure, real estate and technical services. With more than 80 years of operations, we have a long track record of successfully completing the engineering and construction of many of the country’s landmark private and public sector infrastructure projects. Beginning in the mid-1980s, we decided to leverage our engineering and construction expertise into complementary lines of business. We have also undertaken the engineering and construction of large and complex projects outside our home market throughout our history. More recently, we decided to expand our activities into other key markets of the Latin American region through the acquisition of businesses with solid positions in those markets.

Recent Developments

Overview

We have participated in six consortia with affiliates of Odebrecht related to the construction and operation of infrastructure projects in Peru during the period from 2005 to 2017. On December 21, 2016, Odebrecht entered into a plea agreement with U.S., Brazilian and other authorities in which they admitted to making illegal bribery payments in connection with projects in various countries, including Peru. These projects include certain consortia in which we participated. As a result of the plea agreement, Peruvian authorities have initiated congressional inquiries and criminal investigations against our company and certain of our former directors and executive officers.

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

In response to these events, we have instituted a multi-step strategic action plan. This strategic action plan includes: (i) monitoring the process for government payment resulting from the termination of the GSP gas pipeline concession; (ii) renegotiations with creditors of certain debts that became due upon termination of the GSP gas pipeline concession contract; (iii) board approval of the sale of certain non-strategic assets to repay debt related to GSP; (iv) an internal investigation relating to our participation in consortia with Odebrecht; (v) an assessment to strengthen our anti-corruption compliance program; and (vi) changes to our board of directors and senior management.

See “Item 3.D. Key Information—Risk Factors —Risks Related to Recent Developments.”

Our Association with Odebrecht

We have participated in six construction and operation of infrastructure projects in Peru with affiliates of Odebrecht during the period from 2005 to 2017 (known as: IIRSA South Tranche II; IIRSA South Tranche III; IIRSA North; Electric Train Platform; Gasoducto Sur Peruano; and Chavimochic). Our stakes in these projects ranged from 17% to 33%. During 2017 we only participated in two of these projects (Gasoducto Sur Peruano and Chavimochic), neither of which are currently ongoing. During the period from January 1, 2005 to December 31, 2017 85% of the projects carried out by our company, in terms of consolidated revenues, involved the private sector, while projects with Odebrecht accounted for less than 5% of our consolidated revenues during this period. In its plea agreement, Odebrecht admitted to paying bribes in connection with the IRSA South Tranche II, the IRSA South Tranche III and the Electric Train Platform.

The Chavimochic concession, awarded in 2013 for the design, construction, operation and maintenance of major hydraulic works in northern Peru, is the only project with a contract in effect in which we are currently associated with Odebrecht. Affiliates of Odebrecht own 73.5% of the Chavimochic-related concessionaire company and construction consortium, and we hold the remaining 26.5% stake. As a result of the government’s failure to deliver land required for the project, the project’s first phase, hydraulic works, cannot be concluded, and the project’s second phase cannot begin. Since February 2017, the Chavimochic consortium has requested the termination of the concession in light of the government’s breach, and the parties are currently in discussions, including for a potential sale of the project. As of December 31, 2017, our investment in this project amounted to US$8.6 million (S/.22 million) and our portion of the performance guarantee amounted to US$9.5 million (S/.31.9 million).

Termination of the Gasoducto Sur Peruano Concession

In September 2015, we entered into a memorandum of understanding to invest US$215 million (S/.722 million) for a 20% stake in GSP, a company that had previously been awarded the concession for the design, construction and operation of the southern gas pipeline, a project to deliver natural gas to the southern region of Peru, particularly to the provinces of Cuzco, Arequipa, Puno and Moquegua. With our 20% investment commitment made on November 2, 2015, an affiliate of Odebrecht owned a 55% interest and an affiliate of Enagás International, S.L. (“Enagas”) owned a 25% interest in GSP. As of the date of this annual report, we have made total investments in the project in an amount of US$243 million (S/.811 million).

On January 24, 2017, the Peruvian government terminated the concession due to GSP’s failure to obtain the required project financing by the stipulated deadline. As a result, we recognized impairments with respect to our investment in GSP and our participation in the related construction consortium (Consorcio Constructor Ductos del Sur).

In accordance with the concession contract, the Peruvian government is required to carry out an auction process to sell GSP’s assets and obtain a new concessionaire within one year of the contract termination, with the funds raised in the sale to be used to pay the existing concessionaire for its investment in the project. The amount of the termination payment is required to be no more than 100% and no less than 72.25% of the net carrying amount (valor contable neto), as defined in the concession contract. Consequently, the auction process should initiate with a base price equivalent to 100% of the net carrying amount. If the auction is unsuccessful in the first round, the government is required to undertake a second round, with a base price equal to 85% of the net carrying amount; and, if the second round is unsuccessful, the government is required to undertake a third round, with a base price equal to 72.25% of the net carrying amount. If a successful bidder is not obtained from such auction processes within one year of the termination of the contract, the termination payment to the existing concessionaire would be 72.25% of the net carrying amount.

The Peruvian Ministry of Energy and Mines announced on April 18, 2017 that the auction process for the new concessionaire of the project assets would be carried out during the first quarter of 2018, notwithstanding the requirements under the concession contract. On April 28, 2017, a third party was appointed, through an adjudication process, as temporary custodian and administrator of the gas pipeline assets until the new bidder is awarded the concession. Although the concession contract provides that payment be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made payment or, to our knowledge, initiated the auction or payment process. Because this payment has not been made, GSP’s right to compensation pursuant to the concession contract should be 100% of the net carrying amount.

In 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims under the concession to the other project partners, Enagás and ourselves. As a result, we and Enagas may be entitled to repayment of our percentage payment under the concession contract prior to Odebrecht. However, on January 3, 2018, Odebrecht commenced arbitration proceedings against us, our subsidiary GyM and Enagás, seeking to invalidate the contractual subordination.

On December 4, 2017, GSP voluntarily commenced bankruptcy proceedings in Peru. GSP’s assets will be liquidated purusant to Peruvian law. GSP’s only substanttialy asset is the claim for government payment described above, as contemplated under the concession contract in the event of termination.

As of the date of this annual report, we have made investments in the GSP project of US$243 million (S/.811 million), which we financed in part with borrowings. We have also assumed our proportional obligation to repay the project’s bridge loan in an amount of US$129 million (S/.433 million) and the project’s performance guarantee in amount of US$52.5 million (S/.176 million) and recorded them as other financial liabilities and other accounts payable, respectively, in our consolidated financial statements as of December 31, 2017. We also recorded an account receivable for the same amounts, since we have the right to collect these amounts from GSP. According to our estimates, under the terms of the concession contract, taking into account the subordination arrangement, and based on receiving payment equal to 72.25% of the net carrying amount, in accordance with IFRS, we recorded an impairment to our equity investment in GSP in the amount of S/.593.1 million (approximately US$176.5 million) to reflect a write-off of equity value in GSP. Although GSP’s right to compensation pursuant to the concession contract, due to the Peruvian government’s failure to pay, is 100% of the net carrying amount, the company has accounted for 72.25% due to political uncertainty, GSP’s bankruptcy process with INDECOPI, and disagreements with the other GSP shareholders. In addition, our gross profit decreased by S/.15.2 million (US$4.5 million) due to the impact of the early termination of the construction consortium (Consorcio Ductos del Sur), in accordance with IFRS. Also, we registered a discount of the related long term account receivable in financial expenses of S/.76.9 million (US$22.9 million). Adding these three effects, plus the deferred tax effect, we had a net impact of S/.498.0 (US$148.2 million) on our income statement for the year ended December 31, 2016.

In addition, the termination of the GSP gas pipeline concession has reduced our backlog as of December 31, 2016, by US$855 million, representing 30.2% of our E&C backlog and 21.4% of our total backlog.

The effects of the termination of the GSP gas pipeline concession recorded in our consolidated financial statements as of and for the year ended December 31, 2016 are based on our estimates, based on the terms of the concession contract, taking into account the subordination arrangement, receiving payment equal to 72.25% of the net carrying amount and with the information that we have available to date. The actual impact on our results, however, could change materially from our estimates. Moreover, we cannot assure you that we will receive the government payment provided for under the GSP gas pipeline concession contract on a timely basis or at all. For more information, see notes 5(e) and 5(f) to our annual audited consolidated financial statements included in this annual report.

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

Separately, a former employee of GyM has been included in a criminal investigation for collusion and other alleged crimes, though neither the company nor GyM have been formally included in these criminal investigations.

Peruvian prosecutors have included José Graña Miró Quesada, the former Chairman of the company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a shareholder, a former board member of the company and chairman of our subsidiary GyM, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranches II and III), in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of the company, has also been included in an investigation for the crime of money laundering in connection with the same project.

In connection with investigations relating to the IIRSA South project concession (tranches II and III), the Peruvian criminal prosecutor moved to charge the company and our construction subsidiary, GyM, as criminal defendants in connection with the projects. Separately, an Ad Hoc Public Prosecutor appointed by the Peruvian executive branch to investigate matters of corruption moved to directly include the company as a civilly-responsible third party. In response, the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) notified us of its decision to formally include the company and GyM in its criminal investigation. We appealed the court’s decision and, on June 22, 2018, the First Court of Appeals of the Superior Court of Lima revoked the judicial order No. 05 dated February 28, 2018 that indicted the company and GyM, among other corporate defendants, in the criminal investigation on charges of collusion and other crimes, and rejected the petition, without prejudice, made by the prosecutor to incorporate both companies in the aforementioned process. Nevertheless, we cannot assure you that the criminal prosecutor will not appeal this decision, or file a new claim, against the company and GyM, or that our position will ultimately prevail. Furthermore, a decision from the Peruvian judiciary on whether our company will be included in the investigation proceedings as a civilly responsible third party remains pending, and we cannot assure you that our company will not be included or that our position would ultimately prevail.

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

In July 2017, media reports alleged that certain construction companies in Peru, Brazil and Spain, including our company, colluded as a “construction club” to receive public contracts. As a result of these reports, INDECOPI has initiated an investigation regarding the anti-competitive activities of construction companies in Peru, including our company. In July 2017, the Peruvian government conducted a search of our facilities related to these allegations. In January 2018 criminal prosecutors conducted a search of our facilities regarding the “construction club” investigation. We have provided the information requested by the Peruvian criminal prosecutors. A former employee of GyM has been included in the investigation for collusion and other alleged crimes. To date, there is no formal investigation of the company.

We cannot assure you that other of our former or current board members and executive officers will not be included in the foregoing proceedings as civilly-responsible third parties or criminal defendants as well.

A conviction of corruption or resolutions with government authorities may lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Moreover, our involvement in corruption investigations, and any findings of wrongdoing in such investigations, could further damage our reputation and have a material adverse impact on our ability to compete for business. Such investigations may also adversely affect our ability to pursue strategic projects, and could potentially result in the termination or modification of certain existing contracts or relationships. Also, such investigations may affect the company’s ability to secure financing in the future.

Emergency Decree and Subsequent Legislation

On February 13, 2017, the President of Peru issued an emergency decree (decreto de urgencia N° 003-2017), prohibiting groups that have been, or whose officers or representatives have been convicted of, or have admitted to, corruption, money-laundering or similar crimes (whether in Peru or elsewhere) from, among other things, transferring or selling any assets related to investments in Peru, including the proceeds of asset or equity sales, or sending money abroad without a governmental authorization. Section II of Law 30737, promulgated in March 2018 to replace the aforementioned emergency decree, includes companies that have been consortium partners of groups that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes. Our company and our subsidiary GyM are two such companies. The law requires that they: suspend money transfers abroad; implement a compliance program and disclose information to competent authorities; and create a trust of assets to guarantee eventual compensation in favor of the Peruvian government. A Peruvian prosecutor will determine the amount of such guarantee, pursuant to Law 30737. On May 9, 2018, Supreme Decree No. 096-2018-EF was passed, which provides guidelines for such determination. We estimate that we may be required to include in the trust assets worth approximately US$41 million and that our potential liability should not exceed approximately $51 million, based on the guidelines. We cannot assure you of the amount of this potential liability, nor can we assure you that the company will have sufficient assets to include in the trust. Furthermore, we cannot assure you that these laws will not be expanded, or that subsequent laws will not be passed, that impose further obligations or restrictions on our company and our subsidiaries.

Strategic Action Plan

In response to the events described above, we have instituted a multi-step strategic action.

Negotiation with Creditors

We have renegotiated three debt instruments related to GSP as follows:

•	Syndicated Loan Related to our Equity Investment in GSP: As a result of the termination of the GSP gas pipeline concession, our syndicated loan used to finance our equity investment in GSP became due. The principal amount outstanding under our syndicated loan was US$81.1 million (S/.263.2 million) as of December 31, 2017, and is US$76.3 million (S/.249.9 million) as of the date of this annual report. On June 27, 2017, we entered into an amendment to the credit agreement. According to the terms of the amendment our syndicated loan matures on 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment. The syndicated loan continues to accrue interest at LIBOR plus 4.90% per year. In addition, we are prohibited from paying dividends until the loan is repaid in full. Also, we have provided additional security interests, including: (i) a first lien on our shares of GyM and Concar; (ii) a second priority lien on our shares of Almonte; (iii) a first lien on certain real estate properties in Surquillo; (iv) liens on certain related amounts; (v) a second priority lien on our shares of CAM and CAM Servicios del Perú S.A.; and (vi) a first lien on cash flows from the sale of certain assets. For additional information on our syndicated loan, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources”;

•	Proportional guarantee of the GSP Bridge Loan: As a result of the termination of the GSP gas pipeline concession, our proportional guarantee of the GSP bridge loan became due. On June 27, 2017 we entered in a new, US$78.7 million (S/.264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to repay the GSP bridge loan. The new term loan matures on 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the closing date. The term loan accrues interest at LIBOR plus 4.50% per year, which will increase to 5.00% during the second year and to 5.50% during the third year. In addition, we will be prohibited from paying dividends until our guarantee is repaid in full. Also, we have provided the following security interests to secure repayment of the term loan: (i) a first lien on our rights to receive the termination payment derived from the GSP termination, (ii) a second priority lien on our shares of GyM and Concar; (iii) a second priority lien on our shares of Almonte; (iv) a second priority lien on certain real estate properties in Miraflores and Surquillo; (v) a second priority lien on our shares of CAM and CAM Servicios del Perú S.A.; and (vi) a first lien on cash flows from the sale of certain assets. The principal amount outstanding under the new term loan was US$72.4 million (S/.235.2 million) as of December 31, 2017, and as of the date of this annual report, there is US$72.4 million outstanding on the term loan.

•	Proportional Repayment Obligations under the GSP Performance Guarantee: As a result of the termination of the GSP gas pipeline concession, the government exercised the GSP performance guarantee. As of December 31, 2017, we had US$15.6 million (S/.50.8 million) in obligations outstanding and, as of the date of this annual report, we have US$6.8 million (S/.22.1 million) in obligations outstanding. On March 31, 2017, we renegotiated the terms of our repayment obligations owed to Chubb Insurance Company regarding our proportional share of the performance guarantee issued in connection with the GSP gas pipeline concession. The new terms required repayment by March 31, 2018, extended until September 30, 2018, with interest accruing at 6% per year, and provide a security interest over our shares in CAM and over the cash flows from the sale of certain assets.

•	In addition, in July 2017, we entered into a financial stability framework agreement with certain banks providing for new lines of credit to support our financial stability and liquidity. The principal amount outstanding under this Agreement was US$150.7 million (S/.489.0 million) as of December 31, 2017, and as of the date of this annual report, we had US$77.1 million (S/.250.2 million) outstanding. For more information, see “—Liquidity and Capital Resources—Indebtedness.”

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

As of the date of this annual report, we have entered into the following transactions:

•	Sale of Cuartel San Martín: On February 3, 2017, our subsidiary Viva GyM sold all of its interests in the Cuartel San Martín real estate project, which represented a 50% stake in the project, to its partner Urbi Propiedades S.A. for US$50 million (S/.163 million);

•	Sale of Promoción Inmobiliaria del Sur: On February 24, 2017, our subsidiary Viva GyM sold all of its interests in PRINSUR, which owns undeveloped land located in Lurin, representing 22.5% of the share capital, to its partner Inversiones Centenario S.A.A. for US$25 million (S/.81 million);

•	Sale of Shares in Red Eagle Mining Corporation: In February and March 2017, our subsidiary Stracon GyM sold shares of Red Eagle Mining Corporation, representing 9.97% of the share capital, in a stock exchange transaction for US$13.3 million (S/.43.0 million). Stracon GyM continues to own 2.70% of the share capital of Red Eagle Mining Corporation;

•	Sale of our Interest in COGA: On April 24, 2017, we sold our 51% interest in COGA to our partners Enagas and Carmen Corporation for a price of US$21.5 million (S/.69.8 million). COGA is in charge of the operation and maintenance of TGP, the trans-Andean gas pipeline from Camisea to the Pacific coast in Peru;

•	Sale of our Interest in GMD: On June 6, 2017, we sold our 89.19% interest in GMD, our IT services subsidiary, to Advent International for a price of US$84.7 million (S/.269.9 million);

•	Sale of the building Petit Thouars: On September 29, 2017, we sold a building located in block 49 of Petit Thouars Avenue to VOLCOMCAPITAL Deuda Perú for a price of US$20.5 million (S/.68.9 million); and

•	Sale of Almonte Properties. On May 31, 2018, Almonte signed an agreement to sell 4,208,769 square meters of land for the price of US$92.7 and a second agreement for the sale of additional land subject to certain conditions. In this case, the amount corresponding to the company is proportional to its 50.45% stake.

Refinancing operations for GSP debt reduction

Additionally, on June 11, 2018, we signed an investment agreement with BCI Perú, to monetize future dividends of Norvial. The amount of the transaction is US$42.3 million. We will continue to possess voting rights with respect to Norvial.

Other Sales for GyM Debt Reduction

Sale of Interest in Stracon GyM: On April 11, 2018, we sold our 88% interest in Stracon GyM for a price of US$77 million (S/.249 million).

Internal Investigation

In light of the recent events described above, we conducted an internal investigation led by external counsel with respect to our participation in consortia with Odebrecht. The new Risk, Compliance and Sustainability Committee of our board of directors was charged with monitoring the progress of the internal investigation. The internal investigation, which concluded on November 1, 2017, identified no evidence to conclude that any company personnel engaged in bribery in connection with any of the company’s public projects in Peru with Odebrecht or its subsidiaries, or that any company personnel was aware of, or knowingly participated in, any corrupt payments made in relation to such projects.

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

Securities Class Action

Two securities class action complaints have been filed against us and certain of our former directors and current and former executive officers in the Eastern District of New York during the first quarter of 2017. These complaints were consolidated into a single class action. The plaintiffs filed a consolidated amended compliant on May 29, 2018. We believe that we have meritorious defenses to the claims asserted, and we intend to defend ourselves vigorously in these matters.

Restatement of Financial Results for Fiscal Year 2015

As more fully described in “Item 16.F. Change in Registrant’s Certifying Accountant,” we appointed Moore Stephens to re-audit our financial results for fiscal year 2015. The previously issued consolidated financial statements of the company for the 2015 fiscal year (and the related audit opinion) included in the company’s annual report on Form 20-F for the year ended December 31, 2015 should not be relied upon. The restatement of the 2015 fiscal year has resulted in certain significant changes to the company’s consolidated financial statements. For more information, see note 2.30 to our audited annual consolidated financial statements for the year ended December 31, 2016 included in our annual report on Form 20-F for that year.

Reclassification of GMD

On June 6, 2017, we sold our 89.19% interest in our former subsidiary, GMD. As a result, we present GMD as a discontinued operation in our audited annual consolidated financial statements for the year ended December 31, 2017. We have reclassified our consolidated financial statements for the years ended December 31, 2015 and 2016 included in this annual report, to show GMD as a discontinued operation for those years as well.

Internal Control over Financial Reporting

In 2017, we identified material weaknesses regarding our internal control over financial reporting. For more information, see “Item 3. Key Information—D. Risk Factors—We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal control or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs” and “Item 15. Controls and Procedures.”

Factors Affecting Our Results of Operations

General

Peruvian, Chilean and Colombian Economic Conditions

72.0%, 73.5% and 72.0% of our revenues in 2015, 2016 and 2017 were derived from activities in Peru. Accordingly, our results of operations are substantially affected by economic conditions in the country and our growth is driven in significant part by growth in the Peruvian economy. In addition, 12.5%, 11.4% and 17.3% of our revenues in 2015, 2016 and 2017 were derived from activities in Chile and 10.3%; 9.2% and 4.7% of our revenues in 2015, 2016 and 2017 were derived from activities in Colombia.

The Peruvian real GDP has grown at an average rate of 3.3% during the three years from 2015 to 2017. With increasing disposable income and an expanding middle class, private consumption grew at an average annual rate of 3.3% in real terms from 2015 to 2017. In 2015, 2016 and 2017 private investment decreased at an average rate of 4.3%, 5.9% and increased 0.1%, respectively, in real terms, primarily due to lower investment in mining. Inflation in Peru, as measured by the change in the consumer price index, was 4.4% in 2015, 3.2% in 2016 and 1.7% in 2017. The sol depreciated versus the U.S. dollar by 14.2% in 2015, and appreciated by 1.6% in 2016 and by 3.3% in 2017. Peru’s sovereign debt has been rated investment grade by S&P, Fitch and Moody’s. At the end of 2017, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB+ by S&P (August 2013) and Fitch (March 2018), and A3 by Moody’s (August 2017).

The Chilean economy grew at an average annual rate of 1.7% during the three years from 2015 to 2017 in real terms. Total fixed investment declined at an annual average rate of 4.7% in real terms during the three years from 2015 to 2017. Inflation in Chile, as measured by the change in the consumer price index, was 4.4% in 2015, 2.7% in 2016 and 2.3% in 2017. The Chilean peso depreciated versus the U.S. dollar by 16.4% in 2015, and appreciated by 5.7% in 2016 and by 7.8% in 2017. Chilean sovereign debt has the highest rating in the South America region, rated A+ by S&P (July 2017), Aa3 by Moody’s (August 2017) and A by Fitch (February 2018).

The Colombian real GDP grew at an average annual rate of 2.3% during the three years from 2015 to 2017. Inflation has increased during recent years, with inflation of 6.8% in 2015, 5.8% in 2016 and 4.1% in 2017. The Colombian peso depreciated against the U.S. dollar by 31.6% in 2015, and appreciated by 4.7% in 2016 and by 0.6% in 2017. Colombia’s sovereign debt was rated BBB by Fitch in March 2018, BBB- by S&P in December 2017, and Baa2 by Moody’s in February 2018.

From 2013 to 2017 our revenues grew at a compound annual growth rate (CAGR) of 0.5% ((1.54)% excluding acquisitions and asset sales). Our organic revenues decreased 5.9% in 2017 from 2016, principally as a result of lower activity levels in our E&C segment in 2017.

Fluctuations in Exchanges Rates

We estimate that in 2017, 39.3%, 43.8% and 16.9% of our revenues were denominated in soles, U.S. dollars and other currencies respectively, while 63.9%, 18.3% and 17.8% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2017, 25.4%, 60.3% and 14.3% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. Accordingly, fluctuations in the value of these currencies can materially affect our results of operations. When the sol appreciates against the U.S. dollar, our operating margins tend to decrease; when the sol depreciates against the U.S. dollar, our operating margins tend to increase (if everything else were held equal). Conversely, the appreciation of the sol against the U.S. dollar tends to decrease our indebtedness and financial expenses as expressed in soles; and the depreciation of the sol against the U.S. dollar tends to increase our indebtedness and financial expenses as expressed in soles. We enter into derivatives, from time to time, to hedge part of our financial exposure to currency fluctuations. The value of the sol to the U.S. dollar depreciated in 2014 and 2015, and appreciated slightly in 2016, which impacted our results of operations. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rates.”

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

Cost of Labor, Third-Party Services and Inputs

The largest components of our costs are: labor, which in 2017 represented 29.9% of our cost of sales and 47.8% of our administrative expenses; services provided by third parties, which in 2017 represented 31.0% of our cost of sales and 28.3% of our administrative expenses; and inputs (including raw materials), which in 2017 represented 21.0% of our cost of sales. For a breakdown of our cost of sales and administrative expenses, see note 27 to our audited annual consolidated financial statements included in this annual report.

Our cost of labor is influenced by, among other factors, the number of our employees, as well as inflation, competition we face for personnel in each of our business segments and the availability of qualified candidates. From 2015 to 2016 our personnel charges decreased by 30.0% and from 2016 to 2017 our personnel charges increased by 13.5%. Services provided by third parties include: subcontracting in our E&C segment, such as carpentry work; advisory and consultancy work, including external audit and legal services; and renting of equipment. From 2015 to 2016 our costs related to services provided by third parties decreased by 20.5% and from 2016 to 2017 our costs related to services provided by third parties decreased by 27.7%. The principal inputs we use are fuel, cement and steel, which in the aggregate represented 21.0% of our total input costs in 2017. Our costs for these inputs are affected by, among other factors, the growth or decline of our operations, market prices, including global prices in the case of fuel, and transportation costs. We do not have long-term contracts for the supply of our key inputs. From 2015 to 2016, our input costs decreased by 16.0% and from 2016 to 2017, our input costs increased by 26.1%. Our cost of labor, third party services and inputs decreased in 2017 primarily due to lower activity levels in our E&C segment.

Acquisitions and Dispositions

In November 2014, we acquired an additional 13.5% interest of Stracon GyM for S/.74.7 million (US$25 million), increasing our stake in Stracon GyM to 87.6%. On April 11, 2018, we sold our stake in Stracon GyM to the former Chief Executive Officer of Stracon GyM for a price of US$76.4 million (S/.248.2 million). In December 2014, we acquired a 70% interest in Morelco for S/.277.1 million (US$93.7 million). This transaction represents our first acquisition in Colombia, which is a key part of our international strategy. The results of Morelco are included in our results of operations beginning in January 2015.

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

In August 2015, we acquired 44% of Adexus, an information technology firm in Chile, for an approximate value of US$13.8 million (S/.44.1 million) through a participation in a capital increase. In January 2016 we acquired an additional 8% stake in Adexus for an approximate value of US$2.5 million (S/.8.3 million), and in August 2016 we increased our stake in Adexus to 91% for an approximate value of US$4.2 million (S/.14 million). In June 2018, we increased our stake to 100%.

In September 2015, we acquired a 20% participation in the shareholder´s equity of Gasoducto Sur Peruano, the concessionaire of the southern gas pipeline project for a total of US$215 million (S/.722 million). In addition, our subsidiary GyM participates with a 29% stake in the construction consortium for this project (Consorcio Ductos del Sur), which represented approximately US$1.0 billion of our backlog as of December 31, 2015. The GSP gas pipeline concession was terminated on January 24, 2017, and as a result, we recognized impairments with respect to our investment in GSP and our participation in the related construction consortium (Consorcio Constructor Ductos del Sur). For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

Appropriate pricing and budgeting of our engineering and construction projects is also key to our results of operations in our E&C segment and can be affected by such factors as competition, direct negotiations with clients as opposed to competitive bidding processes, the accuracy of our estimation of project costs and unexpected cost overruns. The types of contracts in this segment consist of cost-plus fee, unit price, lump-sum and EPC contracts. For a description of our E&C contracts, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts.” The nature of our contractual arrangements can affect our margins, both because, depending on the type of contract, the burden of cost overruns may be placed on the client or on us, and because certain contractual arrangements tend to have lower gross margins. For the years from 2016 to 2017, our E&C segment has trended towards more contractual arrangements based on cost—plus fee and EPC contracts. The types of contractual arrangements we enter into in our E&C segment vary significantly from period to period.

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

During 2017, activity levels in our E&C segment remained low as a result of the cancellation of the GSP and Chavimochic projects, and also due to the ending of the bioenergy Zona Franca project in Colombia. Lower activity in Stracon GyM is related to the decrease in income from the Mina Constancia project. The activity levels in 2017 in the E&C segment have been affected by political and other issues related to the investigations described in “Item 5.A. Operating and Financial Review and Prospects—Recent Developments.”

Infrastructure

Traffic and Fees for Toll Roads

The majority of our toll roads revenues derive from the Norvial concession. Unlike our other toll road concessions, our revenues from the Norvial concession depend on traffic volume. Traffic volume on the Norvial road increased 7.1% from 2015 to 2016 and 3.2% from 2016 to 2017 (based on vehicle equivalents, as defined in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial”) due to the lower traffic resulting from the climactic phenomenon “El Niño,” which generated floods and mudslides in northern Peru. For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that takes into account the sol/U.S. dollar exchange rate and Peruvian and United States inflation. Under our Survial and Canchaque road concessions, our revenues consist of annual fees paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the roads, which can vary depending on the amount of road maintenance required due to road wear and tear.

Under the Norvial concession, we are required to expand certain stretches of the highway, by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage started on April 2014 and is expected to be completed by March 2019 due to delays in the government’s delivery of lands required for the project. We estimate that Norvial’s capital investment for the second stage will be approximately US$95 million (S/.319.2 million).

Mass Transit

We generate revenue from our Lima Metro concession based on kilometers travelled per train, with the fee per kilometer, the number of trains required to be in operation and the number of kilometers that we are required to travel established by the terms of the concession. Our revenues do not depend on passenger traffic volume. Our results in this concession between 2015 and 2017 were influenced by the timely acquisition, set up, reliability and proper operation of our trains as well as by the timing of the government’s completion of the 12.1 kilometer second stretch of Line One. We currently have all 34 trains in operation (including three backup trains). In addition, the second tranche of Line One was completed in the third quarter of 2014. As of December 31, 2017, GyM Ferrovías has spent a total of US$290 million (S/.941.0 million) in capital expenditures in connection with the Lima Metro.

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

Energy

A part of the revenues in our Infrastructure segment depends on global prices for oil. Under our hydrocarbon extraction service contracts, we are entitled to a variable fee, which is based on the level of production of each field and a basket of international crude oil prices. Under our contracts, we acquire the extracted hydrocarbons and pay royalties, which are also based on a basket of international crude prices and the level of production. Historically, oil prices have been volatile and are likely to be volatile again in the future. During 2015, 2016 and 2017, average Brent crude prices were approximately US$52.46, US$43.55 and US$53.02 per barrel, and the average fee we received in these years was US$45.59, US$38.54 and US$49.19 per barrel of extracted oil, respectively. During the first quarter of 2018, the Brent crude price was approximately US$68.81 per barrel and our fee was approximately US$64.37 per barrel of extracted oil. Because our activities are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, approximately 100 years in the case of Block III, approximately 95 years in the case of Block IV and for over 50 in the case of years Block V, our oil production depends primarily on the level of our drilling and production activities.

Our Pariñas gas processing plant has a long-term delivery and gas processing and fractionation contract with Empresa Eléctrica de Piura S.A. (“EEPSA”), a thermal power generation subsidiary of the Endesa group. Under this contract, EEPSA delivers natural gas that it purchases from onshore and offshore gas producers in the Talara area. We are responsible for all operating costs of the gas processing plant but are entitled to keep revenues from the sale of all resulting natural gas liquids to third parties after delivery of all dry gas and payment of a variable royalty to EEPSA. Approximately 75% of the total volume of natural gas processed by our Pariñas gas processing plant depend upon gas volumes demanded by EEPSA for its gas-fired turbines, which can vary significantly. The other 25% of the volume of natural gas is extracted from our Block I. Prices for natural gas liquids can also fluctuate significantly and are affected by market prices for crude oil. We processed 31.7 MMcf per day during 2015, 33.2 MMcf per day during 2016 and 30.57 MMcf per day during 2017. These volumes vary per month and depend upon the power dispatch curve of EEPSA among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by EEPSA are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher.

In connection with our fuel storage terminal business, under three operation contracts with Petroperu, we receive revenues related to monthly reserved volume in storage tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). These fees are adjusted annually to account for U.S. inflation. Our fuel storage activities in the North and Central terminals are carried out under 20-year contracts, which expire in 2034. Our contract for the operation of the South terminals was to expire in August 2017 but was extended for an additional year until August 2018. On June 6, 2018, the concessionaire, Consorcio Terminales, received a letter from Petroperú to initiate negotiations to extend the contract up to one more year.

Awarding and Timing of Infrastructure Concessions and Government Contracts

The results of operations of our Infrastructure segment are affected by our ability to win new concessions and government contracts, which depend in part on government policies and our ability to compete effectively. As of December 31, 2017, we have seven concessions as well as long-term government contracts in this segment. These include the concession for Via Expresa Sur, for which contract negotiations are currently stalled, and the concession for Chavimochic, for which Chavimochic has requested the termination of the concession in light of the government’s failure to deliver the required lands for the project. Joint operations in which we participate have been awarded one additional concession for Via Expresa Javier Prado for the expansion of another major highway within the city of Lima. We cannot assure you that we will be able to negotiate the pending concessions on favorable terms or at all. A consortium led by Odebrecht Latinvest, in which we acquired a 20% stake in September 2015, was awarded the concession for the southern gas pipeline project in July 2014, however, the GSP gas pipeline concession was terminated by the Peruvian Ministry of Energy and Mines on January 24, 2017. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

Our results in the operation and maintenance of infrastructure assets depend on our ability to obtain contracts from the government or infrastructure concessionaires, such as those in our Infrastructure segment, which depend on government policies and our ability to compete effectively. In 2015, we obtained four new contracts (Sullana, La Merced, Iacapal and Bappo); in 2016, we received two new contracts (Chiquibambilla and Chincaypuijio, each with Provías Nacional); and in 2017, we were awarded two new contracts (Cora Cora and C.V. Pasco, also with Provías Nacional). We typically obtain higher revenues from these contracts during the commencement of services as we bring the road to proper operating condition, and lower revenues at the end of the contract term as services wind down.

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

Real Estate

The results of operations of our Real Estate segment are driven by the number of units we develop and deliver in a reporting period, our mix of unit sales (affordable housing versus housing), unit prices, land purchase prices and our costs of construction. These results are also affected by a number of factors that may impact the Peruvian real estate sector as a whole, including: the availability of government subsidies for affordable housing; prices of suitable land in particular areas; regulation of real estate development imposed by national, regional and local laws and regulators, and the time required to obtain applicable construction permits and licenses; the unemployment rate and wage levels; prevailing interest rates and availability of financing; the supply in the market; the level of customer interest in our new projects; and our costs, such as the price of labor, materials, insurance, taxes and other public charges. We delivered 833, 934 and 1,418 units in 2015, 2016 and 2017, respectively.

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

New Accounting Pronouncements, Amendments and Interpretations

For information on new accounting pronouncements, amendments and interpretations, see note 3.1 to our audited annual consolidated financial statements included in this annual report.

Results of Operations

General

Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies

Results of our subsidiaries, joint operations, joint ventures and associated companies are reflected in our financial results. We refer to our subsidiaries as those entities over which we exercise control. We consolidate the results of our subsidiaries in our financial statements and we reflect the profit corresponding to the minority interests in our subsidiaries under “profit attributable to non-controlling interests” in our income statement. Our consolidation of the results of our subsidiaries include subsidiaries in which we have less than 50% of the equity. We refer to business activities in which we share control with unrelated entities as joint arrangements, including joint operations and joint ventures, which are typically conducted through an agreement with a third party to carry out specific projects. We contribute our assets to these projects and derive revenue from their use. In our financial statements we recognize, in relation to our interest in a joint operation, our assets and liabilities, including our share of any asset or liability we hold jointly with our partner, as well as our share of revenue and expense from the joint operation. We refer to our associated companies as those entities over which we have significant influence but do not control. We reflect the results of our associated companies and joint ventures under the equity method of accounting in our financial statements under the line item “share of the profit and loss in associates” in our income statement. For further information, including a list of our subsidiaries, joint operations, joint ventures and associated companies, see notes 6a, 6c and 16 to our audited annual consolidated financial statements included in this annual report.

Intersegment Transactions

Some of our segments from time to time provide services to our other segments. In 2017, we obtained 1.4% of the revenues in our E&C segment from the construction of the highway at Norvial for our Infrastructure segment and the construction of real estate for our Real Estate segment; and 29.2% of the revenues in our operation and maintenance of infrastructure assets line of business derived from services provided to Norvial, Survial, Canchaque and the Lima Metro. Accordingly, in such circumstances, the segment providing services recognizes revenues and the segment receiving such services recognizes costs of sales relating to the services provided. For example, in the case of La Chira, in which our E&C segment provides services to our Infrastructure segment, our E&C segment recognizes revenues and our Infrastructure segment recognizes costs of sales with respect to the fees charged by our E&C segment for those services. In consolidation, these intersegment revenues and cost of sales are eliminated in our financial results. Nonetheless, our Infrastructure segment, in particular, may recognize gross profits or losses based on the difference between the fees the segment charges in accordance with concession terms and costs it incurs relating to services provided by our other segments. For more information on our segments, see note 7 to our audited annual consolidated financial statements.

Engineering and Construction

We obtain revenues in our E&C segment from the engineering and construction services we provide to our clients, which we recognize under the percentage-of-completion method of accounting. For further information, see note 2.25 to our audited annual consolidated financial statements included in this annual report. We receive unrestricted client advances in a substantial majority of our E&C projects, on average equal to approximately 23.5% of the contract price in 2017, which we record as an account payable. We typically invoice our clients on a periodic basis as each project progresses, deducting from the related advances on a proportional basis. For further information, see note 21 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in our E&C segment includes labor, subcontractor expenses, materials, equipment, and project-specific general expenses.

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

For further information, see notes 2.15(iii) and 18 to our audited annual consolidated financial statements included in this annual report.

(2) Mass Transit: We obtain revenues from our Lima Metro concession based on a tariff per kilometer traveled by our trains in operation in accordance with a schedule established in our concession agreement, which we recognize in the period in which the services are performed. Under the concession, the tariff is comprised of three components: (i) fees related to our operation and maintenance services; (ii) fees related to the Peruvian government’s repayment of the amounts we invest to purchase trains, ongoing capital expenditures and other infrastructure for the Peruvian government; and (iii) fees related to interest we charge to the Peruvian government in connection with the amounts we invest to purchase such trains, ongoing capital expenditures and other infrastructure. In 2017, the fees related to items (i), (ii) and (iii) were S/.168.8 million, S/.10.2 million and S/.43.0 million, respectively. We only recognize in our income statement the portion of the tariff that relates to items (i) and (iii) We record the amounts paid by us that relate to item (ii) as long-term accounts receivables from the Peruvian government. Accordingly, tariff payments received relating to item (ii) reduce our accounts receivables but do not impact our income statement, and we do not amortize our investments in our income statement as our investment in the concession is recorded as an account receivable with the government rather than a depreciable investment.

We entered into the fourth addendum to the Lima Metro concession contract on July 11, 2016, in order to expand transportation capacity. In accordance with the fourth addendum, the expansion project will involve: (i) the purchase of 20 new trains; (ii) the purchase of 39 new cars; and (iii) the improvement and expansion of the existing infrastructure. As compensation for the investments of the expansion project, we will be entitled to receive the following: (i) an advance payment of 30% of each investment component; and (ii) the balance of 70% of each investment component, compensated through the annual payment for additional investments (pago anual por inversiones complementarias). We register the estimated compensation related to the direct cost in the income statement, plus a margin in the same period. In 2017, the income related to the investment components was S/.146.8 million.

For further information, see note 11 to our audited annual consolidated financial statements included in this annual report. Cost of sales for the Lima Metro include fees paid to third parties (primarily our E&C segment, our subsidiary Concar and other subcontractors) for construction and operation and maintenance services, energy, and our financing costs related to the purchase of trains.

(3) Water Treatment: We obtain revenues from the engineering design and construction of La Chira waste water treatment plant, which we recognize based on the percentage-of-completion method of accounting. Since the plant began operating in August 2016, we obtain revenues only for operation and maintenance services, which we recognize in the period in which the services are performed. During the construction phase, cost of sales for La Chira included fees paid to third parties, primarily our E&C segment, for engineering and construction services. During the operation phase, cost of sales for La Chira include personnel charges and maintenance of infrastructure.

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

(5) Operation and Maintenance of Infrastructure Assets: We obtain revenues from our operation and maintenance of infrastructure assets line of business for the operation and maintenance services we provide to the government and concessionaires (currently concessions within our Infrastructure segment), which we recognize in the period in which the services are performed. We receive unrestricted advances with respect to our service contracts with the government, that vary from approximately 10% to 30% of the contract price, which we record as an account payable. We typically invoice our clients on a periodic basis as the project progresses, deducting from the related advances on a proportional basis. For further information, see note 22 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in this line of business includes personnel costs, services provided by third parties, machinery and other materials (primarily trucks), and depreciation of equipment utilized to provide services. Beginning on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment.

Real Estate

We obtain revenues in our Real Estate segment from sales of affordable housing and housing units, commercial buildings and land parcels, which we recognize at the time of delivery of the unit or building and, in the case of land parcels, at the time of the sale. We typically pre-sell our affordable housing and housing units prior to and during construction, and use the related proceeds we receive to finance the construction of the units. These pre-sale funds are restricted and released from escrow to us periodically as construction progresses. Our Real Estate cost of sales includes the cost to purchase land, costs of architectural design and construction (which usually includes payments to third parties, primarily our E&C segment), licensing and permit costs, personnel costs, and fees to third parties related to sanitation or electrical engineering. In 2017, our cost of land that is allocated to units delivered during these periods amounted to S/.74.0 million. We recognize land purchases as inventory, and, accordingly, do not mark-to-market the value of our land for changes in fair value. For further information, see note 15 to our audited annual consolidated financial statements included in this annual report.

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

Technical Services

In our Technical Services segment, we recognize revenues and cost of sales as follows:

(1) IT Services: We obtain revenues from our IT services line of business for IT and outsourcing services we perform for government and private sector clients, which we recognize in the period in which the services are performed. Our IT services cost of sales includes personnel costs, services provided by third parties, equipment and other materials, depreciation of equipment utilized to provide services, and amortization of software.

(2) Electricity Networks Services: We obtain revenues from the electrical services we provide to our clients, which we recognize in the period in which the services are performed. Our cost of sales in this line of business includes personnel costs, services provided by third parties, machinery and other materials (primarily trucks and meters), and depreciation of equipment utilized to provide services.

Comparison of Results of Operations of 2016 and 2017

The following table sets forth the components of our consolidated income statement for 2016 and 2017.

	Year ended December 31,
	2016	2017	Variation
	(in millions of S/.)%
Revenues	6,190.3	6,080.1	(1.8)
Cost of sales	(5,633.0)	(5,407.4)	(4.0)

Gross profit	557.3	672.7	20.7
Administrative expenses	(382.4)	(429.2)	12.2
Other income (expenses)	(12.7)	(21.0)	65.4
Other (losses) gains, net	(0.7)	0.4	NM
Profit from sale of investments	46.3	274.4

Operating profit	207.8	497.3
Financial (expense) income, net	(201.0)	(170.0)	(15.4)
Share of profit and loss in associates	(589.7)	1.3	(100.2)

Profit (loss) before income tax	(582.9)	328.6	NM
Income tax	119.3	(123.4)	NM

Net profit from continuing operations	(463.7)	205.6	NM
Profit from discontinuated operations	12.0	3.6	(70.0)
Net profit (loss)	(451.7)	209.2
Net profit (loss) attributable to controlling interest	(509.7)	148.7	NM
Net profit attributable to non-controlling interest	58.1	60.5	4.1

Revenues

Our total revenues decreased by 1.8%, or S/.110.2 million, from S/.6,190.3 million for 2016 to S/.6,080.1 million for 2017. Revenues decreased due mainly to a reduction of revenues in the E&C segment as a consequence of fewer projects under execution. This was offset, in part, by an increase in revenues of GMP due to an increase in the average price of oil, as well as an increase in production. Revenues in the Mass Transit business increased due to expansion works, along with major maintenance works by Survial and new contracts awarded during 2016 that initiated works in 2017 for Concar. Revenues in the Real Estate segment increased due to the sale of Cuartel San Martín and also due to an increase in units delivered.

The following table sets forth a breakdown of our revenues by segment for 2016 and 2017.

	Year ended December 31,
	2016		2017		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	4,159.5	67.2	3,353.2	55.2	(19.4)
Infrastructure	1,174.8	19.0	1,447.9	23.8	23.2
Real Estate	411.5	6.6	647.5	10.6	57.4
Technical Services	841.1	13.6	1,061.0	17.5	26.1
Corporate	62.1	1.0	70.0	1.2	12.7
Eliminations	(458.7)	(7.4)	(499.5)	(8.2)	8.9

Total	6,469.6	100.0	6,080.1	100.0	(1.8)

Cost of Sales

Our total cost of sales decreased by 4.0%, or S/. 225.6 million, from S/.5,633.0 million for 2016 to S/.5,407.4 million for 2017. This decrease is mainly due to the reduction of revenues.

Gross Profit

Our gross profit increased by 20.7% or S/.115.4 million, from S/.557.3 million for 2016 to S/.672.7 million for 2017. Our gross margin (i.e. gross profit as a percentage of revenues) for 2017 was 11.1% compared to 9.0% for 2016. In 2016, gross profit was impacted by the early termination of GSP construction consortium in our E&C segment and partially offset by the profit generated by the sale of land of Almonte in our Real Estate segment. During 2016, gross profit was also impacted in our Infrastructure segment by the decrease in oil price. During 2017, gross profit was impacted in our E&C segment by efficiencies in the projects under execution, in our Infrastructure Segment by an increase in oil price, in our Real Estate segment by the sale of Cuartel San Martín, and in our Technical Services segment due to the write off of provisions and account receivables in CAM.

The following table sets forth a breakdown of our gross profit by segment for 2016 and 2017.

	Year ended December 31,
	2016		2017		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	224.6	40.3	290.3	43.2	29.3
Infrastructure	211.4	37.9	260.2	38.7	23.1
Real Estate	136.5	24.5	147.4	21.9	8.0
Technical Services	77.3	13.9	57.8	8.6	(25.2)
Corporate	(0.2)	0.0	(37.8)	(5.6)	N.A.
Eliminations	(92.4)	(16.6)	(45.2)	(6.7)	(51.2)

Total	557.3	100.0%	672.7	100	20.7

Administrative Expenses

Our administrative expenses increased by 12.2%, or S/.46.8 million, from S/.382.4 million for 2016 to S/.429.2 million for 2017. This increase is mainly due to an increase in services provided by third parties principally relating to legal, accounting and tax consultancy. As a percentage of revenues, our administrative expenses increased to 7.1% in 2017 from 6.2% in 2016.

Other Income (Expenses)

Our other income (expenses) increased by 65.4%, or S/.8.3 million, from S/.12.7 million in expenses for 2016 to S/.21.0 million in expenses for 2017. In 2016, our other income included the sale of machinery and equipment, price adjustments as well as a reversion of legal and tax provisions in connection with the acquisition of Morelco, and extraordinary income from the settlement agreement reached in connection with the legal proceeding related to the Collahuasi project in Chile. In 2017, our other income included the sale of machinery and equipment, as well as the impairment of the Vial y Vives DSD brand.

Profit from Sale of Investments

We registered a profit of S/.274.4 million from the sale of the certain investments, mainly due to the sales of Red Eagle Mining, PRINSUR, GMD and COGA in 2017.

The following table sets forth a breakdown of our operating profit by segment for 2016 and 2017.

Operating Profit

Our operating profit increased 109.8%, or S/.260.3 million, from S/.237.0 million for 2016 to S/.497.3 million for 2017. Our operating margin (i.e., operating profit as a percentage of revenues) was 8.2% for 2017 compared to 3.7% for 2016. The increase in operating margin is primarily due to the increase in profit from the sales of investments and, to a lesser extent, to the increase in gross profit.

	Year ended December 31,
	2016		2017		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	(43.2)	20.8	42.3	8.5	NM
Infrastructure	146.1	70.3	202.5	40.7	38.6
Real Estate	108.9	52.4	171.5	34.5	57.5
Technical Services	11.4	5.5	(7.7)	(1.5)	NM
Corporate	4.6	2.2	67.4	13.6	1,365.2
Eliminations	(20.0)	(9.6)	21.5	4.3	(207.5)

Total	207.8	100	497.3	100	139.3

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 7 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2016	2017	Variation
	(in millions of S/.)%
Revenue	4,159.5	3,353.2	(19.4)
Gross profit	224.6	290.3	29.3
Operating profit	(43.2)	42.3	NM

Revenues. Our E&C revenues decreased 19.4%, or S/.806.3 million, from S/.4,159.5 million for 2016 to S/.3,353.2 million for 2017.

The reduction is due to fewer projects under execution resulting from lower levels of private investment in Peru. The following tables set forth variations in our E&C revenues by business activities, types of contracts and end-markets:

	Year ended December 31,
	2016	2017
	%	%
Engineering services	3.0	5.0
Electromechanic construction	39.0	28.7
Civil construction	11.9	24.1
Contract mining	32.9	34.9
Building construction activities	11.5	6.5
Other Services	1.8	0.9

Total	100.0	100.0

	Year ended December 31,
	2016	2017
	%	%
Cost + fee	32.0	8.4
Unit price	25.6	31.2
Lump sum	35.1	49.7
EPC contracts	7.3	10.7

Total	100.0	100.0

	Year ended December 31,
	2016	2017
	%	%
Mining	38.3	49.6
Real estate buildings	10.9	7.2
Power	12.6	0.0
Oil and gas	31.0	20.8
Transportation	3.9	15.2
Water and sewage	3.1	1.3
Other end markets	0.2	5.9

Total	100.0	100.0

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit. Our E&C gross profit increased 29.3%, or S/.65.7 million, from S/.224.6 million for 2016 to S/.290.3 million for 2017. Our E&C gross margin for 2017 was 8.7% compared to 5.4% for 2016. This increase in our E&C gross profit was mainly due to efficiencies implemented in the different projects under execution.

Other income (expenses). Other income (expenses) increased in our E&C segment, from S/.9.2 million in expenses for 2016 to a S/.42.7 million expenses in 2017, mainly because while this item usually includes sales of machinery and equipment, in 2017, it also included the impairment of the Vial y Vives DSD brand.

Operating Profit. Our E&C operating profit increased S/.85.5 million, from a S/.43.2 million loss for 2016 to a S/.42.3 million profit for 2017, due to an increase of gross profit, a reduction of administrative expenses, related to a reduction of personnel and lower expenses relating to bid proposals, and the profit from the sale of the shares of Red Eagle Mining owned by Stracon. Our E&C operating margin was 1.3% for 2017 compared to (1.0)% for 2016.

In addition, our E&C segment had a S/.0.3 million profit in 2017, compared to a S/.5.7 million loss in 2016, relating to minority interests held by Vial y Vives in several of its projects undertaken in Chile, as well as the minority participation of GyM in Viva GyM reflected under “share of profit and loss in associates” in our audited annual consolidated financial statements.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2016	2017	Variation
	(in millions of S/.)%
Revenue	1,174.8	1,447.9	23.2
Gross profit	211.4	260.2	23.1
Operating profit	146.1	202.5	38.6

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2016	2017	Variation
	(in millions of S/.)%
Toll Roads	264.4	263.8	(0.2)
Mass Transit	247.0	365.8	48.1
Water Treatment	18.5	3.2	(82.7)
Energy	382.2	436.9	14.3
Operation and Maintenance of Infrastructure Assets	262.7	378.3	44.0

Total	1,174.8	1,447.9	23.2

Our Infrastructure revenues increased 23.2% or S/.273.1 million, from S/.1,174.8 million for 2016 to S/.1,447.9 million for 2017. The variation in our Infrastructure revenues principally reflected the following:

•	Toll Roads: a 0.2%, or S/.0.6 million, decrease in revenues, from S/.264.4 million for 2016 to S/.263.8 million for 2017, primarily due to the timing of the work for the second stage of the Norvial toll road and partially offset by an increase in revenues in Survial due to more maintenance works executed on the road;

•	Mass Transit: a 48.1%, or S/.118.8 million, increase in revenues, from S/.247.0 million for 2016 to S/.365.8 million for 2017, primarily due to the revenues recognized for the advance of the construction of the infrastructure expansion;

•	Water Treatment: a 82.7%, or S/.15.3 million, decrease in revenues, from S/.18.5 million for 2016 to S/.3.2 million for 2017, primarily due to conclusion of the construction works of the La Chira waste water treatment plant. The operation of the plant started in the second quarter of 2016;

•	Energy: a 14.3%, or S/.54.7 million, increase in revenues, from S/.382.2 million for 2016 to S/.436.9 million for 2017, primarily due to an increase in our barrel daily production (3,140 barrel daily production in 2017 versus 2,756 in 2016), as well as an increase in international oil prices (average price per basket of oils of US$52.84 bbl in 2017 versus US$41.8 bbl in 2016), and better results in our fuel terminals business (3.39 MM barrels in storage per month in 2017 versus 3.18 MM barrels in storage per month in 2016, and 3.43 MM barrels dispatched per month in 2017 versus 3.34 MM barrels dispatched per month in 2016). Additionally, even though gas processing levels in our gas processing plant were lower (33.2 MMcf per day in 2016 to 30.57 MMcf per day in 2017), this was partially offset by the increase in prices of liquefied petroleum gas (“LPG”). The price of LPG went from US$41.87/bbl in 2016 to US$48.18/bbl in 2017 and the price of HAS (CGN) went from US$35.64/bbl in 2016 to US$49.44/bbl in 2017; and

•	Operation and Maintenance of Infrastructure Assets: a 44.0%, or S/.115.6 million, increase in revenues, from S/.262.7 million for 2016 to S/.378.3 million, due to new contracts awarded during 2016 that initiated works in 2017.

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2016	2017	Variation
	(in millions of S/.)%
Toll Roads	75.8	89.9	18.6
Mass Transit	42.5	48.7	14.6
Water Treatment	5.7	0.4	(93.0)
Energy	42.1	71.8	70.5
Operation and Maintenance of Infrastructure Assets	45.3	49.3	8.8

Total	211.4	260.2	23.1

Our Infrastructure gross profit increased 23.1%, or S/.48.8 million, from S/.211.4 million for 2016 to S/.260.2 for 2017. Our Infrastructure gross margin was 18% for 2017 and 18% for 2016 as well. The variation in our Infrastructure gross profit principally reflected the following:

•	Toll Roads: a 18.6%, or S/.14.1 million, increase in gross profit, from S/.75.8 million for 2016 to S/.89.9 million for 2017. Our Toll Roads gross margin increased from 28.7% for 2016 to 34.1% for 2017, as a consequence of the fewer construction works that have lower margins during 2017;

•	Mass Transit: a 14.6%, or S/.6.2 million, increase in gross profit, from S/.42.5 million for 2016 to S/.48.7 million for 2017, primarily due to more expansion works in 2017. Our gross margin for 2017 was 13.3%, compared to 17.2% for 2016, due to lower margins in those expansion works;

•	Water Treatment: a 93.0%, or S/.5.3 million, decrease in gross profit for 2017, from S/.5.7 million gross profit for 2016 to S/.0.4 million gross profit for 2017, due to the conclusion of construction works. Our Water Treatment gross margin was 12.5% for 2017 compared to 30.8% for 2016;

•	Energy: a 70.5%, or S/.29.7 million, increase in gross profit, from S/.42.1 million for 2016 to S/.71.8 million for 2017, primarily due to the increase of international oil prices. Our Energy gross margin was 16.4% for 2017 compared to 11.0% for 2016; and

•	Operation and Maintenance of Infrastructure Assets: a 8.8%, or S/.4.0 million, increase in gross profit, from S/.45.3 million for 2016 to S/.49.3 million for 2017, due to new contracts awarded during 2016 that initiated works. Our Operation and Maintenance of Infrastructure Assets gross margin was 13.0% for 2017 compared to 17.2% for 2016, arising largely from certain high-costs delays in financing working capital.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2016	2017	Variation
	(in millions of S/.)%
Toll Roads	65.7	80.1	21.9
Mass Transit	29.5	33.4	13.2
Water Treatment	4.9	0.1	(98.0)
Energy	25.4	61.1	140.6
Operation and Maintenance of Infrastructure Assets	20.6	27.7	34.5

Total	146.1	202.5	38.6

Our Infrastructure operating profit increased 38.6%, or S/.56.4 million, from S/.146.1 million for 2016 to S/.202.5 million for 2017. Our Infrastructure operating margin was 14.0% for 2017 compared to 12.4% for 2016. The variation in our Infrastructure operating profit principally reflected the following:

•	Toll Roads: a 21.9%, or S/.14.4 million, increase in operating profit, from S/.65.7 million for 2016 to S/.80.1 million for 2017, primarily due to the increase in gross profit given that administrative expenses remained at the same level. Our Toll Roads operating margin was 30.4% for 2017 compared to 24.8% for 2016;

•	Mass Transit: a 13.2%, or S/.3.9 million, increase in operating profit, from an operating profit of S/.29.5 million for 2016 to S/.33.4 million for 2017, primarily due to the increase of gross profit, partially offset by an increase in administrative expenses due to structuring fees and costs of the financing of the expansion. Our Mass Transit operating margin for 2017 was 9.1%, compared to 11.9% for 2016;

•	Water Treatment: a 98.0%, or S/.4.8 million, decrease in operating profit, from an operating profit of S/.4.9 million for 2016 to S/.0.1 million in 2017, mainly due to the decrease in gross profit. Our Water Treatment operating margin for 2017 was 3.1% compared to 26.5% for 2016; and

•	Energy: a 140.6%, or S/.35.7 million, increase in operating profit, from S/.25.4 million for 2016 to S/.61.1 million for 2017, primarily due to the increase in gross profit given that the administrative expenses remained at the same level. Our Energy operating margin was 14.0% for 2017 compared to 6.6% for 2016; and

•	Operation and Maintenance of Infrastructure Assets: a S/.34.5%, or S/.7.1 million increase in operating profit, from a S/.20.6 million profit for 2016 to a S/.27.7 million profit in 2017, primarily due to the increase in gross profit given that the administrative expenses remained at the same level as 2016. Our Operation and Maintenance of Infrastructure Assets operating margin was 7.3% for 2017 compared to 7.8% for 2016.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2016	2017	Variation
	(in millions of S/.)%
Revenue	411.5	647.5	57.4
Gross profit	136.5	147.4	8.0
Operating profit	108.9	171.5	57.5

Revenues. Our Real Estate revenues increased 57.4%, or S/.236.0 million, from S/.411.5 million for 2016 to S/.647.5 million for 2017. The increase is primarily due to the sale of Cuartel San Martín in 2017 for S/.162.3 million, compared to the sale of land in Almonte for S/.97.0 million in 2016, as well as more units delivered in 2017 (1,418 units in 2017 and 938 units in 2016).

Gross Profit. Our Real Estate gross profit increased 8.0%, or S/.10.9 million, from S/.136.5 million for 2016 to S/.147.4 million for 2017, mainly as a result of sale of Cuartel San Martín and units delivered during 2017 with higher margins. Our Real Estate gross margin was 22.8% for 2017 compared to 33.2% for 2016, this is due to the fact that the sale of Almonte had larger margins than the sale of Cuartel San Martín.

Operating Profit. Our Real Estate operating profit increased 57.7%, or S/.62.6 million, from S/.108.9 million for 2016 to S/.171.5 million for 2017, primarily as a result of the increase in our gross profit and the sale of an investment, PRINSUR.

Technical Services

The table below sets forth selected financial information related to our Technical Services segment.

	Year ended December 31,
	2016	2017	Variation
	(in millions of S/.)%
Revenue	841.1	1,061.0	26.1%
Gross profit	77.3	57.8	(25.2)
Operating profit	11.4	(7.7)	(167.5)

Revenues. The table below sets forth the breakdown of our Technical Services revenues by principal lines of business.

	Year ended December 31,
	2016	2017	Variation
	(in millions of $/.)
IT Services	113.2	284.2	151.1
Electricity Networks Services	727.9	776.8	6.7

Total	841.1	1,061.0	26.1

Our Technical Services revenues increased 26.1% or S/.219.9 million, from S/.841.1 million for 2016 to S/.1,061.0 million for 2017. The variation in our Technical Services revenues principally reflected the following:

•	IT Services: a 151.1%, or S/.171.0 million, increase in revenues, from S/.113.2 million for 2016 to S/.284.2 million for 2017, due to the consolidation of Adexus for the 2017 year.

•	Electricity Networks Services: a 6.7%, or S/.48.9 million, increase in revenues, from S/.727.9 million for 2016 to S/.776.8 million for 2017, due to an increase in revenues in Chile due to new contracts awarded during 2017.

Gross Profit. The table below sets forth the breakdown of our Technical Services gross profit by principal lines of business.

	Year ended December 31,
	2016	2017	Variation
	(in millions of $/.)
IT Services	15.7	44.4	182.8
Electricity Networks Services	61.6	13.5	(78.1)

Total	77.3	57.8	(25.2)

Our Technical Services gross profit decreased 25.2%, or S/.19.5 million, from S/.77.3 million for 2016 to S/.57.8 million for 2017. Our Technical Services gross margin was 5.4% for 2017 compared to 9.2% for 2016. The variation in our Technical Services gross profit principally reflected the following:

•	IT Services: a 182.8%, or S/.28.7 million, increase in gross profit, from S/.15.7 million for 2016 to S/.44.4 million for 2017, due to the consolidation of Adexus for the 2017 year. Our IT Services gross margin was 15.6% for 2017 compared to 13.9% for 2016; and

•	Electricity Networks Services: a 78.1%, or S/.48.1 million, decrease in gross profit, from S/.61.6 million for 2016 to S/.13.5 million for 2017. Our Electricity Networks Services gross margin was 1.7% for 2017 compared to 8.5% for 2016, mainly due to the impairment of provisions and accounts receivables and to ineffiencies in certain services provided .

Operating Profit. The table below sets forth the breakdown of our Technical Services operating profit by principal lines of business.

	Year ended December 31,
	2016	2017	Variation
	(in millions of S/.)%
IT Services	(0.7)	10.3	NM
Electricity Networks Services	12.1	(18.0)	NM

Total	11.4	(7.7)	NM

Our Technical Services operating profit decreased S/.19.1 million, from S/.11.4 million for 2016 to a S/.7.7 million loss for 2017. Our Technical Services operating margin for 2017 was (0.7)% compared to 1.4% for 2016. The variation in our Technical Services operating profit principally reflected the following:

•	IT Services: a S/.11.0 million increase in operating profit, from S/.0.7 million loss for 2016 to S/.10.3 million profit for 2017, due to the consolidation of Adexus for a whole year. Our IT Services operating margin was 3.6% for 2017 compared to (0.6)% for 2016; and

•	Electricity Networks Services: a S/.30.1 million decrease in operating profit, from a S/.12.1 million profit for 2016 to a S/.18.0 million loss for 2017. Our Electricity Network Services operating margin was (2.3)% for 2017 compared to 1.7% for 2016, mainly due to the decrease in gross profit partially offset by a reduction in administrative expenses.

Financial (Expense) Income, Net

Our net financial expense decreased S/.31.0 million from net financial expenses of S/.201.0 million in 2016 to net financial expenses of S/.170.0 million in 2017. Excluding foreign exchange differences, our net financial expense decreased 6.8%, or S/.12.9 million, from net financial expenses of S/.189.2 million for 2016 to net financial expenses of S/.176.3 million for 2017 due to a reduction of debt and due to the fact that no additional discounts in long term accounts receivables of GSP beyond those registered in 2016 were registered in 2017. Our net exchange difference increased S/.18.8 million, from a loss of S/.12.5 million for 2016 to a profit of S/.6.3 million for 2017. This increase is due to the appreciation of the sol against the U.S. dollar from 2016 to 2017.

Share of Profit and Loss in Associates

Our share of profit and loss in associates increased S/.591.0 million from a loss of S/.589.7 million in 2016 to a profit of S/.1.3 million in 2017. In 2016 we registered the impairment of our investment in GSP as a consequence of the cancellation of the concession on January 24, 2017. There were no additional impairments in 2017. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

Income Tax

Our income tax increased S/.242.3 million, from S/.(119.3) million for 2016 to S/.123 million for 2017. This increase in income tax was primarily due to an increase in profit before tax. Our effective tax rates for 2017 and 2016 were 37.4% and 20.5%, respectively.

Net Profit

Our net profit increased 146.3%, or S/.660.8 million, from a S/.451.6 million loss for 2016 to a S/.209.2 million profit for 2017. Net profit attributable to controlling interests decreased 129.2%, while net profit attributable to non-controlling interests increased 4.1%. Net profit attributable to non-controlling interests increased primarily due to increases arising from our Real Estate segment. See “—General—Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies.”

Comparison of Results of Operations of 2015 and 2016

The following table sets forth the components of our consolidated income statement for 2015 and 2016.

	Year ended December 31,
	2015	2016	Variation
	(in millions of $/.)
Revenues	7,582.9	6,190.3	(18.4)
Cost of sales	(6,969.9)	(5,633.0)	(19.2)

Gross profit	613.0	557.3	(9.1)
Administrative expenses	(394.2)	(382.4)	(3.0)
Other income (expenses)	54.7	(12.7)	(123.2)
Other (losses) gains, net	(0.1)	(0.7)	NM
Profit from sale of investments	(8.3)	46.3	NM

Operating profit	265.1	207.8	(21.6)

	Year ended December 31,
	2015	2016	Variation
	(in millions of $/.)
Financial (expense) income, net	(130.4)	(201.0)	54.1
Share of profit and loss in associates	7.7	(589.7)	NM

Profit (loss) before income tax	142.4	(582.9)	(509.3)
Income tax	(95.9)	119.3	NM

Net profit (loss) from continuing OP.	46.5	(463.6)	NM
Profit from discontinued operations	9.1	12.0	31.9

Net profit (loss)	55.6	(451.6)	(912.2)
Net profit (loss) attributable to controlling interest	7.1	(509.7)	NM
Net profit attributable to non-controlling interest	48.5	58.1	19.8

Revenues

Our total revenues decreased by 18.4%, or S/.1,392.6 million, from S/.7,582.9 million for 2015 to S/.6,190.3 million for 2016. Revenues decreased due mainly to lower revenues in our E&C segment as a result of the completion of two large mining projects at the end of 2015 (Las Bambas and Cerro Verde), which were not fully compensated by new works at the GSP project in Peru and, to a lesser extent, works in Chile and Colombia. The 2016 presidential elections in Peru and the subsequent change in administration also contributed to lower activity levels in our E&C segment during 2016. Additionally, Stracon GyM completed one mining services contract for our E&C segment, which was not renewed, and had another contract reduced in scope. On the other hand, in the Infrastructure segment, revenues decreased mainly due to the timing of works on the second stage of the Norvial toll road, lower amount of maintenance works on the Survial highway and lower revenues due to the termination of two Concar contracts, Red Vial 3 and Covial, both by the end of 2015. This reduction is partially offset by: the increase in revenues in the Real Estate segment, which is the result of the sale of land in Almonte for S/.97.0 million in 2016 compared to S/.12.0 million in 2015, as well as by more units delivered in 2016 (938 units versus 835 units in the previous year), and the increase in revenues of the Technical Services segment due to the consolidation of Adexus acquisition as of August 2016 and higher revenues in CAM for the new contracts awarded during the year.

The following table sets forth a breakdown of our revenues by segment for 2015 and 2016.

	Year ended December 31,
	2015		2016		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	5,829.4	76.9	4,159.5	67.2%	(28.6)
Infrastructure	1,353.1	17.8	1,174.8	19.0%	(13.2)
Real Estate	215.8	2.8	411.5	6.6%	90.7
Technical Services	563.9	7.4	841.1	13.6%	49.2
Corporate	70.5	0.9	62.1	1.0%	(11.9)
Eliminations	(449.8)	(5.8)	(458.7)	(7.4)%	2.0

Total	7,582.9	100.0	6,190.3	100.0%	(18.4)

Cost of Sales

Our total cost of sales decreased by 19.2%, or S/.1,336.9 million, S/.6,969.9 million for 2015 to S/.5,633.0 million for 2016. This decrease is mainly due to the reduction of revenues.

Gross Profit

Our gross profit decreased by 9.1% or S/.55.7 million, from S/.613.0 million for 2015 to S/.557.3 million for 2016. Our gross margin (i.e. gross profit as a percentage of revenues) for 2016 was 9.0% compared to 8.1% for 2015. In 2015 gross profit was impacted by losses incurred from a dispute with respect to an E&C contract with Hochschild Mining for the Inmaculada mining project and losses incurred because of the cancellation of the El Nuble hydroelectric plant project, for which our subsidiary Vial y Vives was carrying on civil works in Chile. In 2016, gross profit was impacted by the early termination of GSP construction consortium in our E&C segment and partially offset by the profit generated by the sale of land of Almonte in our Real Estate segment. During 2016, gross profit was also impacted in our Infrastructure segment by the decrease in oil price.

The following table sets forth a breakdown of our gross profit by segment for 2015 and 2016.

	Year ended December 31,
	2015		2016		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	312.8	51.0	224.6	40.3	(28.2)%
Infrastructure	245.9	40.1	211.4	37.9	(14.0)%
Real Estate	51.8	8.5	136.5	24.5	163.5%
Technical Services	76.8	12.5	77.3	13.9	0.7%
Corporate	(7.0)	(1.1)	(0.2)	0.0	(97.1)%
Eliminations	(67.2)	(11.0)	(92.4)	(16.6)	37.5%

Total	613.0	100.0	557.3	100.0%	(9.1)%

Administrative Expenses

Our administrative expenses decreased by 3.0%, or S/.11.8 million, from S/394.2 million for 2015 to S/.382.4 million for 2016. This decrease is mainly due to a reduction in services provided by third parties principally relating to legal, accounting and tax consultancy. As a percentage of revenues, our administrative expenses increased to 6.2% in 2016 from 5.2% in 2015.

Other Income (Expenses)

Our other income (expenses) decreased by 123.2%, or S/.67.4 million, from S/.54.7 million in income for 2015 to S/.12.7 million in expenses for 2016. In 2015 our other income included the reversion of tax and labor provisions in connection with the acquisition of CAM, the sale of machinery, equipment and scrap and dividend payments from our subsidiary TGP, and in 2016, our other income included the sale of machinery and equipment, price adjustments as well as a reversion of legal and tax provisions in connection with the acquisition of Morelco, and extraordinary income from the settlement agreement reached in connection with the legal proceeding related to the Collahuasi project in Chile.

Profit from Sale of Investments

We registered a profit of S/.46.3 million from the sale of the certain investments, mainly the sale of our 1.64% stake in TGP in April 2016.

Operating Profit

Our operating profit decreased 21.6%, or S/.57.3 million, from S/.265.1 million for 2015 to S/.207.8 million for 2016. Our operating margin (i.e., operating profit as a percentage of revenues) was 3.4% for 2016 and 3.5% for 2015 as well.

The following table sets forth a breakdown of our operating profit by segment for 2015 and 2016.

	Year ended December 31,
	2015		2016		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	54.2	20.5	(43.2)	(20.8)	(179.7)
Infrastructure	180.8	68.2	146.1	70.3	(19.2)
Real Estate	33.0	12.5	108.9	52.4	230.0
Technical Services	19.8	7.5	11.4	5.5	(42.4)
Corporate	(25.8)	(9.7)	4.6	2.2	(117.8)
Eliminations	3.0	1.1	(20.0)	(9.6)	(766.7)

Total	265.1	100.0	207.8	100	(21.6)

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 7 to our audited annual consolidated financial statements included in this annual report. Beginning on April 1, 2017, we have transferred Concar from our Technical Services segment to our Infrastructure segment. For ease of comparison, the historical segment financial information included in this annual report presents Concar in the Infrastructure segment. This change does not impact our consolidated financial results.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2015	2016	Variation
	(in millions of S/.)%
Revenue	5,829.4	4,159.5	(28.6)
Gross profit	312.8	224.6	(28.2)
Operating profit	54.2	(43.2)	(179.7)

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

The following tables set forth variations in our E&C revenues by business activities, types of contracts and end-markets:

	Year ended December 31,
	2015	2016
	%	%
Engineering services	2.9	3.0
Electromechanic construction	27.6	39.0
Civil construction	23.3	11.9
Contract mining	35.4	32.9
Building construction activities	10.8	11.5
Other services	—	1.8

Total	100.0	100.0

	Year ended December 31,
	2015	2016
	%	%
Cost + fee	28.0	32.0
Unit price	49.0	25.6
Lump sum	11.0	35.1
EPC contracts	12.0	7.3

Total	100.0	100.0

	Year ended December 31,
	2015	2016
	%	%
Mining	60.0	38.3
Real estate buildings	9.0	11.0
Power	10.0	12.6
Oil and gas	15.9	30.9
Transportation	3.0	3.9
Water and sewage	2.0	3.1
Other end markets	—	0.2

Total	100.0	100.0

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit. Our E&C gross profit decreased 28.2%, or S/.88.2 million, from S/.312.8 million for 2015 to S/.224.6 million for 2016. Our E&C gross margin for 2016 was 5.4% compared to 5.4% for 2015. This decrease in our E&C gross profit was mainly due to a decline in revenues and the impact of the early termination of the GSP construction consortium.

Operating Profit. Our E&C operating profit decreased 179.7%, or S/.97.4 million, from S/.54.2 million profit for 2015 to S/.43.2 million loss for 2016, due to reduction of gross profit, partially offset by the decrease in administrative expenses, related to a reduction of personnel and lower expenses relating to bid proposals. Our E&C operating margin was (1.0)% for 2016 compared to 0.9% for 2015.

Other income (expenses). Other income (expenses) increased in our E&C segment, from S/.30.7 million income for 2015 to S/.9.2 million in expenses in 2016, mainly as a result of the settlement agreement reached in connection with the legal proceeding related to the Collahuasi project in Chile and the reversion of legal and tax provisions in connection with the acquisition of Morelco.

In addition, our E&C segment had S/.5.7 million in expenses in 2016, compared to S/.9.3 million in income in 2015, relating to minority interests held by Vial y Vives in several of its projects undertaken in Chile, as well as the minority participation of GyM in Viva GyM reflected under “share of profit and loss in associates” in our audited annual consolidated financial statements.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2015	2016	Variation
	(in millions of US$)%
Revenue	1,353.1	1,174.8	(13.2)
Gross profit	245.9	211.4	(14.0)
Operating profit	180.8	146.1	(19.2)

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2015	2016	Variation
	(in millions of US$)%
Toll Roads	394.5	264.4	(33.0)
Mass Transit	206.5	247.0	19.6
Water Treatment	28.0	18.5	(33.9)
Energy	389.4	382.2	(1.8)
Operation and Maintenance of Infrastructure Assets	334.8	262.7	(21.5)

Total	1,353.1	1,174.8	(13.2)

Our Infrastructure revenues decreased 13.2% or S/.178.3 million, from S/.1,353.1 million for 2015 to S/.1,174.8 million for 2016. The variation in our Infrastructure revenues principally reflected the following:

•	Toll Roads: a 33.0%, or S/.130.1 million, decrease in revenues, from S/.394.5 million for 2015 to S/.264.4 million for 2016, primarily due to the timing of the work for the second stage of the Norvial toll road and a decrease in revenues in Survial due to less maintenance executed on the road;

•	Mass Transit: a 19.6%, or S/.40.5 million, increase in revenues, from S/.206.5 million for 2015 to S/.247.0 million for 2016, primarily due to the revenues recognized for the advance of the construction of the infrastructure expansion;

•	Water Treatment: a 33.9%, or S/.9.5 million, decrease in revenues, from S/.28.0 million for 2015 to S/.18.5 million for 2016, primarily due to conclusion of the construction works of the La Chira waste water treatment plant. The operation of the plant started in the second quarter of 2016;

•	Energy: a 1.8%, or S/.7.2 million, decrease in revenues, from S/.389.4 million for 2015 to S/.382.2 million for 2016, primarily due to a reduction in our barrel daily production (2,756 barrel daily production in 2016 versus 3,356 in 2015), as well as a decrease in international oil prices (average price per basket of oils of US$41.8 bbl in 2016 versus US$50.9 bbl in 2015), partially offset by better results in our fuel terminals business (3.18 MM barrels in storage per month in 2016 versus 3.12 MM barrels in storage in 2015, and 3.34 MM barrels dispatched per month in 2016 versus 3.19 MM barrels dispatched per month in 2015), the fact that operations in Blocks III and IV commenced in April 2015 and higher processing levels at our gas processing plant which increased from 31.7 MMcf per day in 2015 to 33.2 MMcf per day in 2016; and

•	Operation and Maintenance of Infrastructure Assets: a 21.5%, or S/.72.1 million, decrease in revenues, from S/.334.8 million for 2015 to S/.262.7 million for 2016, primarily due to the termination of the Red Vial 3 and Covial contracts by the end of 2015.

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2015	2016	Variation
	(in millions of US$)%
Toll Roads	78.5	75.8	(3.4)
Mass Transit	40.5	42.5	4.9
Water Treatment	2.2	5.7	159.1
Energy	63.5	42.1	(33.7)
Operation and Maintenance of Infrastructure Assets	61.1	45.3	(25.9)

Total	245.9	211.4	(14.0)

Our Infrastructure gross profit decreased 14.0%, or S/.34.5 million, from S/.245.9 million for 2015 to S/.211.4 million for 2016. Our Infrastructure gross margin was 18.0% for 2016 compared to 18.2% for 2015. The variation in our Infrastructure gross profit principally reflected the following:

•	Toll Roads: a 3.4%, or S/.2.7 million, decrease in gross profit, from S/.78.5 million for 2015 to S/.75.8 million for 2016. Even though the gross profit decreased, due to the lower construction activities in Norvial, our Toll Roads gross margin increased from 19.9% for 2015 to 28.7% for 2016, as a consequence of a lesser impact on gross profit from lower construction activities in Norvial, because these activities have lower margins;

•	Mass Transit: a 4.9%, or S/.2.0 million, increase in gross profit, from S/.40.5 million for 2015 to S/.42.5 million gross profit for 2016, primarily due to the profit registered for the construction of the infrastructure expansion. Our gross margin for 2016 was 17.2%, compared to 19.6% for 2015;

•	Water Treatment: a 159.1%, or S/.3.5 million, increase in gross profit for 2016, from S/.2.2 million gross profit for 2015 to S/.5.7 million gross profit for 2016, due to financial gains from the refinancing of the project. Our Water Treatment gross margin was 30.8% for 2016 compared to 7.9% for 2015;

•	Energy: a 33.7%, or S/.21.4 million, decrease in gross profit, from S/.63.5 million for 2015 to S/.42.1 million for 2016, primarily due to lower fees resulting from the decrease in international oil prices. Our Energy gross margin was 11.0% for 2016 compared to 16.3% for 2015; and

•	Operation and Maintenance of Infrastructure Assets: a 25.9%, or S/.15.8 million, decrease in gross profit, from S/.61.1 million for 2015 to S/.45.3 million for 2016, due to the reduction of revenues and reworks required in connection with a project executed in prior years and additional costs recognized in the Red Vial 3 project. Our Operation and Maintenance of Infrastructure Assets gross margin was 17.2% for 2016 compared to 18.2% for 2015.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2015	2016	Variation
	(in millions of US$)%
Toll Roads	68.3	65.7	(3.8)
Mass Transit	29.9	29.5	(1.3)
Water Treatment	1.9	4.9	157.9
Energy	46.7	25.4	(45.6)
Operation and Maintenance of Infrastructure Assets	34.0	20.6	(39.4)

Total	180.8	146.1	(19.2)

Our Infrastructure operating profit decreased 19.2%, or S/.34.7 million, from S/.180.8 million for 2015 to S/.146.1 million for 2016. Our Infrastructure operating margin was 12.4% for 2016 compared to 13.4% for 2015. The variation in our Infrastructure operating profit principally reflected the following:

•	Toll Roads: a 3.8%, or S/.2.6 million, decrease in operating profit, from S/.68.3 million for 2015 to S/.65.7 million for 2016, primarily due to the decrease in gross profit given that administrative expenses remained at the same level. Our Toll Roads operating margin was 24.8% for 2016 compared to 17.3% for 2015;

•	Mass Transit: a 1.3%, or S/.0.4 million, decrease in operating profit, from an operating profit of S/.29.9 million for 2015 to S/.29.5 million for 2016, due to an increase in administrative expenses as a consequences of a tax fine from prior years and legal expenses for the negotiation of the credit agreement for the project expansion. Our Mass Transit operating margin for 2016 was 11.9% compared to 14.5% for 2015;

•	Water Treatment: a 157.9%, or S/.3.0 million, increase in operating profit, from an operating profit of S/.1.9 million for 2015 to S/.4.9 million for 2016, due to the increase in gross profit partially offset by an increase in administrative expenses due to an increase in legal expenses for the closing of the refinancing of the project. Our Water Treatment operating margin for 2016 was 26.5% compared to 6.8% for 2015;

•	Energy: a 45.6%, or S/.21.3 million, decrease in operating profit, from S/.46.7 million for 2015 to S/.25.4 million for 2016, primarily due to the decrease in gross profit given that the administrative expenses remained at the same level. Our Energy operating margin was 6.6% for 2016 compared to 12.0% for 2015; and

•	Operation and Maintenance of Infrastructure Assets: a S/.13.4 million decrease in operating profit, from a S/.34.0 million profit for 2015 to a S/.20.6 million profit for 2016, primarily due to the decrease in gross profit. Our Operation and Maintenance of Infrastructure Assets operating margin was 7.8% for 2016 compared to 10.2% for 2015.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2015	2016	Variation
	(in millions of S/.)%
Revenue	215.8	411.5	90.7
Gross profit	51.8	136.5	163.5
Operating profit	33.0	108.9	230.0

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

Technical Services

The table below sets forth selected financial information related to our Technical Services segment.

	Year ended December 31,
	2015	2016	Variation
	(in millions of S/.)%
Revenue	563.9	841.1	49.2
Gross profit	76.8	77.3	0.7
Operating profit	19.8	11.4	(42.4)

Revenues. The table below sets forth the breakdown of our Technical Services revenues by principal lines of business.

	Year ended December 31,
	2015	2016	Variation
	(in millions of S/.))%
IT Services	—	113.2	NM
Electricity Networks Services	563.9	727.9	29.1

Total	563.9	841.1	49.2

Our Technical Services revenues increased 49.2% or S/.277.2 million, from S/.563.9 million for 2015 to S/.841.1 million for 2016. The variation in our Technical Services revenues principally reflected the following:

•	IT Services: S/.113.2 million, increase in revenues, from S/.0 million for 2015 to S/.113.2 million for 2016, primarily as a result of the consolidation of Adexus, as of August 2016.

•	Electricity Networks Services: a 29.1%, or S/.164.0 million, increase in revenues, from S/.563.9 million for 2015 to S/.727.9 million for 2016, primarily due to an increase in revenues in the electric and telecommunications division in Chile and Colombia as a consequence of contracts awarded during 2016.

Gross Profit. The table below sets forth the breakdown of our Technical Services gross profit by principal lines of business.

	Year ended December 31,
	2015	2016	Variation
	(in millions of S/.)%
IT Services	—	15.7	NM
Electricity Networks Services	76.7	61.6	(19.7)

Total	76.7	77.3	0.7

Our Technical Services gross profit increased 0.7%, or S/.0.5 million, from S/.76.7 million for 2015 to S/.77.3 million for 2016. Our Technical Services gross margin was 9.2% for 2016 compared to 13.6% for 2015. The variation in our Technical Services gross profit principally reflected the following:

•	IT Services: S/.15.7 million, increase in gross profit, from S/.0 million for 2015 to S/.15.7 million for 2016, due to the consolidation of Adexus as of August 2016. Our IT Services gross margin was 13.9% for 2016; and

•	Electricity Networks Services: a 19.7%, or S/.15.1 million, decrease in gross profit, from S/.76.7 million for 2015 to S/.61.6 million for 2016. Our Electricity Networks Services gross margin was 8.5% for 2016 compared to 13.6% for 2015, primarily due to the initial stages of the new contracts, which tend to have lower margins in the initial stage.

Operating Profit. The table below sets forth the breakdown of our Technical Services operating profit by principal lines of business.

	Year ended December 31,
	2015	2016	Variation
	(in millions of S/.)%
IT Services	—	(0.7)	NM
Electricity Networks Services	19.8	12.1	(38.9)

Total	19.8	11.4	(42.4)

Our Technical Services operating profit decreased S/.8.4 million, from S/.19.8 million for 2015 to a S/.11.4 million profit for 2016. Our Technical Services operating margin for 2016 was 1.4% compared to 3.5% for 2015. The variation in our Technical Services operating profit principally reflected the following:

•	IT Services: S/.0.7 million, decrease in operating profit, from S/.0 million for 2015 to S/.0.7 million loss for 2016, due to the administrative expenses incurred in Adexus. Our IT Services operating margin was (0.6)% for 2016; and

•	Electricity Networks Services: a 38.9%, or S/.7.7 million, decrease in operating profit, from S/.19.8 million for 2015 to S/.12.1 million for 2016, In 2015, the operating profit was impacted by the sale of the division in Brazil of CAM at a value lower than book value. Our Electricity Network Services operating margin was 1.7% for 2016 compared to 3.5% for 2015.

Financial (Expense) Income, Net

Our net financial expense increased S/.70.6 million from net financial expenses of S/.130.4 million in 2015 to net financial expenses of S/.201.0 million in 2016. Excluding foreign exchange differences, our net financial expense increased 290.1%, or S/.140.7 million, from net financial expenses of S/.48.5 million for 2015 to net financial expenses of S/.189.2 million for 2016 due to the interest paid on our syndicated loan and a discount of the long term account receivable related to the termination of the GSP gas pipeline concession. Our net exchange difference decreased S/.69.5 million, from a loss of S/.82.0 million for 2015 to a loss of S/.12.5 million for 2016. This decrease is due to the appreciation of the sol against the U.S. dollar from 2015 to 2016.

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

Income Tax

Our income tax decreased 224.4%, or S/.215.2 million, from S/.(95.9) million for 2015 to S/.119.3 million for 2016. This decrease in income tax was primarily due to a decrease in profit before tax. Our effective tax rates for 2016 and 2015 were (20.5)% and 67.3%, respectively.

Net Profit

Our net profit decreased S/.507.2 million, from S/.55.6 million for 2015 to a loss of S/.451.6 million for 2016. Net profit attributable to controlling interests decreased S/.516.8 million, while net profit attributable to non-controlling interests increased 19.8% or S/.9.6 million. Net profit attributable to non-controlling interests increased primarily due to our Real Estate segment. See “—General—Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies.”

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

We had credit lines with various financial institutions for a total amount of US$2,877.4 million as of December 31, 2016 and for a total amount of US$1,427.3 million as of December 31, 2017. However, our banks have currently restricted us from taking out further lines of credit to finance new operations. See “Recent Developments— Emergency Decree and Subsequent Legislation.”

We are currently in default of certain of the covenants under these financial instruments. For more information, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

At December 31, 2017, our cash and cash equivalents totaled S/.638.2 million (US$196.7 million), of which S/.53.2 million (US$16.4 million) was held by our foreign subsidiaries. We intend to distribute any excess cash to our company. We are not currently required to accrue or pay any material taxes associated with the repatriation of these funds. In addition, our foreign subsidiaries have no contractual restrictions, and we are not aware of any material legal restrictions, on their ability to transfer funds to us in the form of cash dividends, loans or advances.

Cash Flows

The table below sets forth certain components of our cash flows for 2015, 2016 and 2017.

	Year ended December 31,
	2015	2016	2017
	(in millions of S/.)
Net cash provided by (used in) operating activities	(292.3)	332.5	456.3
Net cash provided by (used in) investing activities	(551.1)	(373.7)	348.9
Net cash provided by (used in) financing activities	579.0	(85.8)	(786.1)
Net increase (net decrease) in cash	(264.4)	44.6	19.1

Cash Flow from Operating Activities

Net cash flow used in operating activities in 2017 was greater than in 2016. For 2017 this reflects an increase in account payables during the year, due to the renegotiation of terms with our suppliers to pay in longer periods.

Net cash flow used in operating activities in 2016 was greater than in 2015. For 2016 this reflects a reduction in account receivables in the E&C segment mainly explained by the termination of two significant mining projects to the end of 2015.

Cash Flow from Investing Activities

Net cash flow used in investing activities in 2017 was lower than in 2016. In 2017, there was more cash flow from the sale of assets than cash flow used in investments.

Net cash flow used in investing activities in 2016 was lower than in 2015. In 2016 we continued with the equity contribution to the GSP consortium.

Cash Flow from Financing Activities

Net cash flow provided by financing activities in 2017 was lower than in 2016. This is primarily due to the reduction of GSP debt with the sale of assets.

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

Indebtedness

As of December 31, 2017, we had a total outstanding indebtedness of S/.2,637.6 million (US$812.8 million) as set forth in the table below.

Segment	Type	Currency				Total in millions of S/.	Total in millions of US$	Weighted average interest rate	Range of Maturity Dates
		(in millions of US$)	(in millions of S/.)	(in millions of CLP)(1)	(in millions of COP)				Minimum	Maximum
E&C	Leasing	20.5	1.1	3,136.7	3,678.0	88.2	27.2	3.91%	01/01/2018	02/01/2023
	Promissory Note	91.0	279.7	6,857.2	18,586.3	631.6	194.6	5.71%	02/01/2018	01/11/2019
Infrastructure	Leasing	1.4	8.6	—	—	13.0	4.0	6.17%	01/01/2018	01/07/2020
	Long term loan	36.6	947.6	—	—	1,066.2	328.6	5.98%	25/07/2019	25/11/2039
	Promissory Note	6.3	0.8	—	—	21.3	6.6	5.07%	05/01/2018	28/02/2018
Real Estate	Leasing	—	16.4	—	—	16.4	5.1	7.84%	01/06/2018	01/07/2022
	Promissory Note	—	157.6	—	—	157.6	48.6	7.60%	25/01/2018	18/11/2018
Technical Services	Leasing	0.2	0.5	3,543.2	5,409.5	25.9	8.0	8.08%	23/01/2018	22/01/2022
	Long term loan	—	—	4,552.8	—	24.3	7.5	5.69%	15/05/2018	27/10/2020
	Promissory Note	—	—	19,087.3	13,084.3	116.1	35.8	7.51%	01/01/2018	18/12/2019
Corporate	Leasing	—	—	—	—	—	—	—	—	—
	Long term loan	146.99	—	—	—	477.0	147.0	6.19%	27/06/2020	10/12/2020
	Promissory Note	—	—	—	—	—	—	—	—	—
	Total	303.0	1,412.3	37,177.3	40,758.0	2,637.6	812.8

(1)	Includes debt held by CAM and its subsidiaries that is denominated in Chilean pesos and Colombian pesos, all of which is presented in Chilean pesos in the table above.
(2)	Does not include our payable to Chubb Insurance Company related to our proportional repayment obligation under the GSP performance guarantee.

As of April 30, 2018, S/.145.2 million (US$44.7 million) of our total indebtedness indicated in the table above has matured, of which S/.90.4 million (US$27.8 million) was repaid and S/.54.8 million (US$16.9 million) was renewed by extending the maturities. The weighted average interest rate of this renewed indebtedness and additional indebtedness was 7.2% from February 26, 2018 to September 9, 2018. Stracon GyM, which we sold on April 11, 2018, has not been included in this calculation. Stracon GyM’s outstanding debt as of December 31, 2017 was US$29.2 million.

Below is a description of our material outstanding indebtedness as of December 31, 2017. As of such date, we were not in compliance with certain of the financial covenants related to our syndicated loan. We subsequently entered into an amendment of the syndicated loan, which modified the effective date of compliance with the covenants. However, as of the date of this annual report, we were in continuing default under the syndicated loan and certain of our other debt instruments due to, among other things, the delay in furnishing the company’s 2016 and 2017 audited consolidated financial statements. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments,” and “Item 13. Defaults, Dividends, Arreages and Delinquencies.”

Leasing. As of December 31, 2017, we were party to numerous leasing agreements with several financial institutions which in the aggregate amounted to approximately S/.143.6 (US$44.3 million). We entered into such agreements primarily for the purpose of leasing the equipment and other assets necessary to run our operations. Upon maturity of each leasing agreement, we have the option to purchase or return the equipment or assets to the lessor. The amounts owed under these leasing agreements are generally repaid in monthly installments, subject to a minimum guaranteed payment corresponding to the minimum amount for which the equipment or assets could be sold to a third-party.

Citibank, N.A. Secured Loan. Our subsidiary GMP has a secured loan with Citibank, N.A. under a loan agreement dated September 19, 2008 and amended on August 27, 2012, with an outstanding principal amount of S/.31.2 million (US$9.6 million) as of December 31, 2017 and as of the date of this annual report. This loan accrues interest at an annual rate of three month LIBOR plus: (i) 1.70% if, at the installment payment date, the exchange rate between the sol and U.S. dollar remains between S/.2.60 to S/.2.75 per US$1.00 or (ii) 1.95%, if otherwise. The loan matures in August 2020. The proceeds of the loan were used by our subsidiary GMP to finance the construction, equipment and operation of the Gas Pariñas plant in Talara. The agreement is secured by certain land, equipment and accounts receivable of GMP. The agreement contains certain customary covenants, including restrictions on the ability of GMP to pay dividends if it is in default under the loan and the obligation by GMP to maintain the following financial covenants during the term of the agreement: (a) Leverage Ratio (as defined therein) shall not be greater than 1.50; (b) Debt Service Coverage Ratio (as defined therein) shall not be less than 1.20; (c) Liquidity Ratio (as defined therein) shall not be less than 1.10; and (d) Debt Coverage Ratio (as defined therein) shall not be greater than 2.20.

Norvial Corporate Bonds. In July 2015, Norvial established its first corporate bond program on the Lima Stock Exchange, for a total amount of S/.365 million (US$106.9 million). The first tranche under this program was issued for an amount of S/.80 million, due 2020 with an annual interest rate of 6.75%. The second tranche was issued for an amount of S/.285 million, due 2027 with an annual interest rate of 8.375%, structured in three disbursements. In July 2015 we received the first disbursement for S/.105 million, in January 2016 we received the second disbursement for S/.100 million and in July 2016 we received the third disbursement of S/.80 million. These bonds are secured by: (i) certain cash flows; (ii) a mortgage on the Norvial concession; (iii) a lien over Norvial shares; (iv) the assignment of Norvial’s rights over a performance bond provided by GMP; and (v) any additional guarantees granted in favor of other secured creditors. The proceeds of these bonds were used to pay S/.85 million of debt outstanding under a short-term loan agreement with Banco de Crédito del Perú (BCP) for a total S/.150 million, and the rest was used to finance the construction of the second stage of Ancon – Huacho Pativilca highway and the value added tax linked to the implementation of the project expenses. As of December 31, 2017, Norvial had S/.344 million (US$106 million) outstanding under these bonds.

Senior Secured Notes. On February 2015, GyM Ferrovías issued a total of S/.629,000,000 (US$184.3 million) Series A Senior Secured VAC-Indexed Notes due 2039, with an annual interest rate of 4.75% plus adjustments for inflation. The bonds are secured by (i) a mortgage on the Lima Metro concession, (ii) a lien on GyM Ferrovías shares, (iii) certain collection rights, (iv) certain cash flows and (v) liens on certain accounts. The proceeds from the issuance were used to repay a short term loan provide by Banco de Crédito del Perú-BCP for S/.400 million, funding of the reserve accounts, payment of the issuance expenses, and for the partial repayment of a subordinated loan provided by certain shareholders of GyM Ferrovías to GyM Ferrovías. According to the indenture, in order to make any payment of a subordinated loan or distribute any dividends, our Debt Service Coverage Ratio (as defined therein) should be at least 1.2x. Under the indenture GyM Ferrovías has fund the debt service reserve account on a quarterly basis with the equivalent of the amounts due in the next two succeeding interest payment dates. Moreover, the operation and maintenance reserve account must be funded annually with an amount equal to twenty-five percent (25%) of operation and maintenance costs of the corresponding current annual budget. As of December 31, 2017, GyM Ferrovías had S/.629.0 million (US$193.8 million) outstanding under these notes.

Financing of the Expansion Project of the Lima Metro Concession. On August 23, 2017, GyM Ferrovias entered into a US$396 million financing structure with Mizuho Bank, Ltd and Sumitomo Mitsui Banking Corporation. The particular structure for the expansion project of the Lima Metro involves the securitization of irrevocable and unconditional payment obligations of the Government of Peru (CPAOs), which have been sold by GyM Ferrovias to a borrower under a long-term loan facility. The expansion project includes the improvement of civil works and the purchase of additional rolling stock, including trains and cars that will be designed, built, operated and maintained by GyM Ferrovías, as concessionaire under the Lima Metro concession. The financing is structured as a long-term loan facility and a working capital facility. As of December 31, 2017, there was no debt outstanding under this financing structure. As of the date of this annual report, there is US$36.0 million outstanding under the financing structure.

As of the date of this annual report, GyM Ferrovias is in continuing default under the financing of the expansion project due to the non-delivery of our audited consolidated financial statements for the 2016 and 2017 fiscal year, in our capacity as guarantor of the obligations of GyM Ferrovias under the agreement. We have requested waivers from lenders, which are pending.

BCP Loan. In December 2015, our subsidiary GMP S.A. and Oiltanking Peru S.A.C. subscribed in equal parts to a medium term loan credit agreement for up to US$100 million with Banco de Crédito del Peru, comprised of (i) a medium term tranche for up to US$70 million (for additional investments) with an annual interest rate of 6.04% and a term of five years, and (ii) a medium term tranche for up to US$30 million (for committed investments) with an annual interest rate of 6.32% and a term of eight years. The tranches of the loan mature in 2024 and 2027, respectively. The proceeds of this loan are to finance Terminales del Peru’s obligations in the operation contracts that it maintains with Petroperu in regards to the Central Terminal (corresponding to the Callao Port), and North Terminals (corresponding to the Etén, Salaverry, Chimbote and Supe Ports). As of December 31, 2017, GMP S.A. had US$23.0 million (S/.74.7 million) outstanding under this loan.

Syndicated Loan. In December 2015 we entered into a medium term loan credit agreement for up to US$200 million (S/.672 million) with Credit Suisse AG, Cayman Islands Branch, and Credit Suisse Securities (USA) LLC. The term of the loan is five years, with quarterly installments starting on the 18th month. The loan accrued interest at a rate of three months Libor plus 3.9% per year. The proceeds were used to finance our equity participation in Gasoducto Sur Peruano (“GSP”), which was the concessionaire of the southern gas pipeline project. As of December 31, 2017, the principal amount outstanding under this loan was US$81.1 million (S/.263.2 million) and, as of the date of this annual report, the principal amount outstanding under this loan is US$76.3 million (S/.247.6 million).

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

As of the date of this annual report, and due to the accounting adjustments in connection to the termination of the GSP concession, we are again under certain continuing defaults under the syndicated loan with respect to the financial ratios and the non-delivery of the company’s audited consolidated financial statements for the fiscal years 2016 and 2017 on time. We have requested a waiver from the lenders, which is pending.

GSP Bridge Loan and New Term Loan. With the termination of the GSP gas pipeline concession, our proportional guarantee under the GSP bridge loan became due. As of December 31, 2016, there was US$129 million (S/.433.4 million) of principal amount outstanding under our corporate guarantee. As of the date of this annual report the principal amount outstanding under the GSP bridge loan has been entirely paid. On June 27, 2017 we entered into a new US$78.7 million (S/.264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to prepay GSP bridge loan. The new term loan matures on 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment. The agreement with respect to such term loan contains a covenant restricting the Consolidated Leverage Ratio (as defined therein) from exceeding 3.5:1.0 at any time and the CAM Chile Leverage Ratio (as defined therein) from exceeding 2.5:1.0 at any time. The term loan accrues interest at LIBOR plus 4.50% per year, which will increase to 5.00% during the second year and to 5.50% during the third year. In addition, we will be prohibited from paying dividends until the loan is repaid in full. Also, the term loan will be secured by: (i) a first lien on our rights to receive the termination payment derived from the GSP termination (the “VCN”), (ii) a second priority lien on our shares of GyM and Concar; (iii) a second priority lien on our shares of Almonte; (iv) a second priority lien on certain real estate properties in Surquillo; (v) a second priority lien on our shares of CAM; (vi) a second priority lien on our shares of CAM Servicios del Perú S.A.; and (vii) a first lien on cash flows from the sale of certain assets. As of the date of this annual report, there is US$72.5 million outstanding on the GSP bridge loan.

As of the date of this annual report, we are under certain continuing defaults under the term loan with respect to the financial ratios and the non-delivery of the audited consolidated financial statements of the company for the 2016 and 2017 fiscal years on time. We have requested a waiver from the lenders, which is pending.

GSP Performance Guarantee. Upon the termination of the GSP gas pipeline concession, our proportional repayment obligations under the GSP performance guarantee from Chubb Insurance Company became due. As of December 31, 2017, we had US$15.6 million (S/.50.6 million) in obligations outstanding and, as of the date of this annual report, we had US$6.8 million (S/.22.1 million) in obligations outstanding. We recorded this amount as other accounts payable in our financial statements as of December 31, 2017. On March 31, 2017, we renegotiated the terms of our repayment obligations. The new terms require repayment by March 31, 2018, and were extended until September 30, 2018, with interest accruing at 6% per year. The new terms also provide a security interest over our shares in CAM and over cash flows from the sale of certain assets.

Financial Stability Framework Agreement. On July 31, 2017, we, and certain of our subsidiaries, GyM, CAM Peru S.A., Vial y Vives — DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1,630,538 and S/.143,934,533, which may be increased by an additional US$14,000,000 subject to certain conditions; (ii) grant GyM a line of credit of up to US$51,566,849 and S/.33,563,807; (iii) grant us, GyM, CAM Peru S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of us and GyM for the issuance of performance bonds up to an amount of US$100,000,000 (which may be increased by an additional US$50,000,000, subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of GyM and us, as well as the request of CAM Peru S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April of 2018, we repaid US$73.9 million of the facility with the proceeds of the sale of Stracon. As of December 31, 2017 and the date of this annual report, there was US$150.7 million and US$77.1 million outstanding under this agreement, respectively.

As of the date of this annual report, we are under continuing default due to the non-delivery of our audited consolidated financial statements and those of our subsidiary, GyM, for the 2016 and 2017 fiscal years. We have requested a waiver from the lenders, which is pending.

Derivative Financial Instruments

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

We did not execute any derivative financial instruments from 2013 until the date hereof, other than as described above. For additional information about our derivative financial instruments and borrowings, see notes 2.9 and 19 to our audited annual consolidated financial statements included in this annual report.

Capital Expenditures

The table below provides our total capital expenditures incurred in 2015, 2016 and 2017.

	Year ended December 31,
	2015	2016	2017	2017
	(in millions of S/.)			(in millions of US$)
Engineering and Construction(1)(2)	124.2	116.8	37.6	11.6
Infrastructure	252.8	146.8	122.6	37.8
Real Estate(3)	41.4	49.7	3.4	1.0
Technical Services(4)	60.5	54.2	34.0	10.5
Corporate(2)	469.1	421.9	(122.3)	(37.7)

Total	948.0	789.3	75.2	23.2

(1)	In our consolidated financial statements, in accordance with IFRS, we record in “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments, which is included in the table above.
(2)	Includes S/.415.9 million, S/.73.4 million and S/.0 million of capital expenditures related to acquisitions in 2015, 2016 and 2017, respectively.
(3)	Includes S/.0 million, S/.13.9 million and S/.1.0 million in investments in 2015, 2016 and 2017, respectively, for the purchase of land by our Real Estate segment, which in accordance with IFRS are recorded in our consolidated financial statements as “inventory.”
(4)	In our consolidated financial statements, in accordance with IFRS, we record as “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments which is included in the table above.

Capital expenditures for our E&C segment of approximately S/.124.2 million (US$36.4 million), S/.116.8 million (US$34.8 million) and S/.37.6 million (US$11.6 million) in 2015, 2016 and 2017, respectively, primarily correspond to the purchase of equipment and machinery and, to a lesser extent, investments relating to mining services contracts. In 2015 capital investments in the E&C segment also included S/.25.1 million (US$7.3 million), with respect to the acquisition of 20% of the participation of Red Eagle in the San Ramon Project (Colombia). In 2016 capital investments in the E&C segment also included S/.51.18 million (US$15.1 million) with respect to an additional stake in Vial y Vives- DSD. In 2017, capital investments in the E&C segment only included the purchase of equipment and machinery.

Capital expenditures for our Infrastructure segment of approximately S/.252.8 million (US$74.0 million), S/.146.8 million (US$43.7 million) and S/.122.6 million (US$37.8 million) in 2015, 2016 and 2017, respectively, correspond to periodic maintenance and the construction of the second stage of our Norvial toll road concession and, in our Energy line of business, oil development drilling activities as well as improvements for our gas processing plant and investments in Metro de Lima. In 2015, capital expenditures for our Infrastructure segment also included the purchase of trains for Line One of the Lima Metro and the construction of the railway maintenance and repair yard, while in 2016 we only had capital expenditures relating to work maintenance of our trains and infrastructure. In 2017, capital expenditures for our Infrastructure segment included the purchase of trains for Line One of the Lima Metro, and also investments incurred in preparing wells in Blocks III and IV.

Capital expenditures for our Real Estate segment of approximately S/.41.4 million (US$12.4 million), S/.49.7 million (US$14.8 million) and S/.3.4 million (US$1.0 million) in 2015, 2016 and 2017, respectively, primarily correspond to the purchase of land for real estate projects, including the Ancon project in 2015, the Pezet and Paul Harris projects in 2016 and an additional purchase for the Paul Harris project in 2017.

Capital expenditures for our Technical Services segment of approximately S/.60.5 million (US$17.7 million), S/.54.2 million (US$16.1 million) and S/.34.0 million (US$10.5 million) in 2015, 2016 and 2017, respectively, primarily correspond to maintenance of equipment relating to CAM and GMD.

In 2015, corporate segment investments include S/.346.5 million (US$115.9) for the acquisition of a 20% stake of Concesionaria Gasoducto Sur Peruano S.A. and S/.47.4 million (US$13.9 million) for the acquisition of Adexus. In 2016, corporate segment investments include S/.426.7 million (US$127 million) for the acquisition of our 20% stake in GSP and S/.22.3 million (US$6.7 million) for an additional stake in Adexus. In 2017, there were no relevant corporate segment investments, as the company initiated a divestment process of non-strategic assets.

Divestitures in 2015 consisted of approximately S/.10.4 million (US$2.9 million) relating to the sale of equipment of GyM. Divestitures in 2016 consisted of S/.107.6 million (US$32.0 million) relating to the sale of our 1.64% stake in Transportadora de Gas del Perú S.A. (TGP) and also the sale of equipment of GyM. Divestitures in 2017 consisted of approximately S/.172.8 million (US$53.3 million) relating to the sale of our stake in Red Eagle in Stracon GyM, the sale of our 22.5% stake held in our associate, PRINSUR, the sale of our 89.19% interest in GMD, our IT services subsidiary, and the sale of our 51% interest in COGA to our partners, Enagas and Carmen Corporation, and relating to sale of equipment of GyM.

We have budgeted S/.237.9 million (US$73.3 million) in capital expenditures for 2018. Our current plans for our E&C segment contemplate capital expenditures in 2018 of approximately S/.43.6 million (US$13.4) million, mainly for the purchase of equipment and machinery. Our current plans for our Infrastructure segment contemplate capital expenditures in 2018 of approximately S/.114.4 million (US$35.3 million) principally for the construction of the second stage of Norvial, the expansion of the Line 1 of the Lima Metro and for investments in oil development drilling activities. Our current plans for our Real Estate segment contemplate expenditures in 2018 of approximately S/.43.3 million (US$13.3 million) for the purchase of land for real estate development projects. Our current plans for our Technical Services segment contemplate capital expenditures in 2018 of approximately S/.36.6 million (US$11.3 million) principally for the purchase of equipment used in our operations. Our current plans for our Corporate segment contemplate divestitures in 2018 of approximately S/.94.6 million (US$29.1 million). In addition, we have entered into a financial stability framework agreement providing for new lines of credit. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

E. Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

For information about performance guarantees and similar instruments that we obtained in the ordinary course of business, see note 32 to our audited annual consolidated financial statements included in this annual report.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with payment terms as of December 31, 2017.

	Payments Due By Period (in millions of S/.)
	Less than 1 year	1-2 years	3-5 years	More than 5 Years	Total
Indebtedness(1)	1,027.2	317.5	359.3	805.3	2,509.3
Capitalized Lease Obligations(1)	66.2	39.8	21.8	0.6	128.3
Interest(2)	129.3	200.7	362.1	1,272.7	1,964.7
Purchase Obligations(3)	50.8	—	—	—	50.8

Total(4)	1,273.5	557.9	743.1	2,078.6	4,653.1

(1)	Includes principal only of our indebtedness and capitalized lease obligations.
(2)	Includes the effect of our interest swap agreements described in “—Derivative Financial Instruments.”
(3)	Includes the debt from performance guarantee with Chubb.
(4)	Excludes building leases, which are not material.

G. Safe Harbor

See “Part I. Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Name	Position	Year of Birth	Year of First Appointment
Augusto Baertl Montori	Chairman of the Board (Independent)*	1945	2017
Rafael Venegas Vidaurre	Vice Chairman of the Board (Independent)**	1950	2017
Carlos Montero Graña	Director	1942	1996
Pedro Pablo Errazuriz Domínguez	Director (Independent)**	1961	2014

Roberto Abusada Salah	Director (Independent)**	1946	2017
Alfonso de Orbegoso Baraybar	Director (Independent)**	1962	2017
Manuel del Río Jiménez	Director (Independent)**	1952	2017
Alfonso García Miró Peschiera	Director	1964	2017
José Antionio Rosas Dulanto	Director (Independent)**	1970	2017

*	Independent member under Peruvian independence standards.
**	Independent member under Peruvian and NYSE independence standards.

The following sets forth selected biographical information for each of the members of our board of directors. The business address of each of our current directors is Av. Paseo de la República 4667, Surquillo, Lima 34, Perú.

Augusto Baertl Montori. Mr. Baertl is a mine engineer from the Universidad Nacional de Ingeniería with postgraduate programs at Harvard Business School and at Northwestern University. He has assumed important senior management positions in Peruvian and international mining and oil companies. For 30 years, Mr. Baertl held various positions in the mining company Milpo, ranging from mine superintendent, assistant manager and COO, to CEO. From 1997 to 2003, he served as president and CEO of Compañía Minera Antamina. Since 1997 he has been CEO of Agrícola Chapi S.A., and since 2003, he has been the executive president of Gestora de Negocios e Inversiones.

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

Manuel del Río Jiménez. Mr. Del Río is a mechanical engineer from Pontificia Universidad Católica del Perú and holds a master’s degree in industrial management from the Krannert Graduate School of Management — Purdue University — Indiana, USA. Since October 2016, Mr. Del Río has been serving as manager of administration and finance at MZM Mining. From July 2013 to September 2016, he was partner in tax & legal at KPMG in Peru and responsible for transactions, transfer pricing, corporate finance and business development.

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

Name	Position	Year of Birth	Year of Appointment	Year of First Employment at the Company
Luis Díaz Olivero	Chief Executive Officer	1970	2017	1993
Mónica Miloslavich Hart	Chief Financial Officer	1966	2009	1993
Antonio Rodríguez Canales	Chief Investment Officer	1963	2017	1999
Daniel Urbina Pérez	Chief Legal Officer	1969	2018	2018
Jorge Luis Izquierdo Ramirez	Chief Human Resources Officer	1973	2015	1999
Antonio Cueto Saco	Chief Operating Officer	1966	2017	1996
Rolando Ponce Vergara	Chief Executive Officer of Viva GyM	1963	2008	1993
Renato Rojas Balta	Chief Executive Officer of GyM	1972	2014	1995
Eduardo Villa Corta Lucchessi	Chief Executive Officer of GMI	1964	2014	1995
Reynaldo Llosa Martinto	Chief Executive Officer of GMP	1960	2014	2014
Oscar Pando Mendoza	Chief Executive Officer of CONCAR	1973	2016	2016
Manuel Wu Rocha	Chief Executive Officer of GyM Ferrovías	1977	2011	2001
Arturo Serna Henao	Chief Executive Officer of Morelco	1957	2014	2014
Pablo Ruiz Parrilla	Chief Executive Officer of Vial y Vives-DSD	1965	2017	2017
Luis Fukunaga Mendoza	Roads Concessions Officer	1970	2012	2002
Sergio Morales Contreras	Chief Executive Officer of Adexus	1958	2017	2016
Carlos Gómez Pinto	Chief Audit Executive	1961	2018	2018
Javier Vaca Terron	Regional Manager of Engineering and Construction	1970	2018	2008
Fernando Dyer Estrella	Chief Risk and Compliance Officer	1962	2017	2017
Manuel Fernández Pollan	Executive Director, CAM and Adexus	1958	2017	2016
Julia Sobrevilla Perea	Corporate Affairs Offer	1969	2018	2018

*	Appointed by CAM in 2007.

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

Mónica Miloslavich Hart. Mrs. Miloslavich joined the group in 1993 and has served as our chief financial officer since 2009. She holds a degree in economics from Universidad de Lima. She worked as chief financial officer of Graña y Montero Edificaciones S.A.C. from 1998 to 2004, and as chief financial officer of our subsidiary GyM from 2004 to 2009.

Antonio Rodriguez Canales. Mr. Rodríguez joined the group in 1999, and has been our chief commercial officer since 2017. Previously, he was our investment officer since 2017. Before that, he served as chief commercial officer since January 2015. He previously served as chief investment officer, from 2010 to 2014. He holds a degree in accounting from Universidad de Lima, a master’s in business administration from ESAN, and a master’s in business administration from Birmingham Business School in the UK. He was the chief executive officer of Larcomar from 1999 to 2010, and is currently a director of our subsidiaries CAM and GMD.

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

Jorge Luis Izquierdo Ramirez. Mr. Izquierdo joined the group in 1999, and was appointed chief human resources management officer in December 2015. Prior to that, he was our chief operational excellence officer between 2011 and 2015. In addition, from 2011 to 2013, he worked as chief officer of the Learning Center (currently known as Academia), and had previously served as project management officer. He holds a degree in civil engineering from Pontificia Universidad Católica del Perú, and a master’s degree in construction management from University of California, Berkeley.

Antonio Cueto Saco. Mr. Cueto joined the group in 1996 and has been our chief operating officer since 2017. Previously, he was our infrastructure area officer since January 2015. He formerly served as country manager in Chile and held different management positions in the group. He holds a degree in economics from Universidad Católica del Perú and has a Masters degree in business administration from Universidad del Pacífico. He also has master’s in management and finance from HEC (France). He is a director of our subsidiaries GMP, GyM Ferrovías, Norvial, La Chira, Concesionaria Vía Expresa Sur, Survial and GMI.

Rolando Ponce Vergara. Mr. Ponce joined the group in 1993 and has served as the chief executive officer of our subsidiary Viva GyM since 2008, and as our chief real estate area officer since 2014. He holds a degree in civil engineering from Universidad Ricardo Palma. He also holds a master’s degree in construction and real estate business management from Pontificia Universidad Católica de Chile-Politécnica de Madrid, Spain. He previously served as manager of GyM’s real estate division. He is currently a member of the boards of directors of our subsidiaries Viva GyM and Almonte.

Renato Rojas Balta. Mr. Rojas joined the group in 1995, and has served as the chief executive officer of GyM since February 2014. Prior to that, he held the position of manager of GyM’s civil works division from 2010 to 2014, and of assistant manager of that same division from 2002 to 2010. He holds a degree in civil engineering from Pontificia Universidad Católica del Perú. In addition, he pursued a master’s in company management at Universidad de Piura. He is currently a member of the boards of directors of GMI and GyM.

Eduardo Villa Corta Lucchessi. Mr. Villa Corta joined the group in 1995, and has served as chief executive officer of GMI since February 2014. He was the chief technical officer of GyM from 2010 to 2014; and GMI’s manager of the industry division from 2003 to 2010. In 2000 he joined GyM Mexico as its chief executive officer. He holds a degree in civil engineering from Pontificia Universidad Católica del Perú. In addition, he pursued an MBA at Universidad de Piura. He is currently a member of the board of directors of our subsidiary GMI.

Reynaldo Llosa Martinto. Mr. Llosa joined the group in 2014, and has served as the chief executive officer of GMP since February 2014. He holds a degree in mechanical engineering from University of Houston, as well as an MBA from Universidad de Piura. He has completed several technical and executive programs, including certificate programs at Rice University and Northeastern Kellogg School of Management. He served as the chief executive officer of BPZ Energy from 2010 to 2013. Prior to that, he had worked in Schlumberger for 25 years, the last 15 of which he spent in management positions.

Oscar Pando Mendoza. Mr. Pando joined the group in May 2016, and is the chief executive officer of our subsidiary Concar. He is a business administrator at the Universidad de Lima with a master’s degree from Georgetown University. Mr. Pando has national and international experience of more than 20 years assuming various functional responsibilities, previously passed by Doe Run Perú, APC Corporation S.A., Philip Morris International, Securitas Peru, between other companies.

Manuel Wu Rocha. Mr. Wu is a civil engineer from the Pontificate Catholic University of Peru and holds a master’s degree in business administration from the University of Piura, Peru. He joined the group in 2001, and acted as chief technical officer for the oil and gas, electricity, infrastructure and sanitation areas of GyM S.A. from 2003 until 2007. He became manager of purchases and logistics of GyM S.A. in 2007, and general manager of the consortium Lima Actividades Comerciales comprised by GyM S.A. and Aguas de Barcelona from 2009 until 2011. Since 2011, he has worked as chief executive officer of GyM Ferrovias S.A.

Arturo Serna Henao. Mr. Serna has been part of the group since 2014, when we acquired the majority shareholding of Morelco where he now serves as chief executive officer. Mr. Serna has a degree in chemistry from Universidad del Valle, and over 35 years of experience. He has held the position of chief executive officer of Morelco for 17 years.

Pablo Ruiz Parrilla. Mr. Ruiz joined the group in 2017 and has been the chief executive officer of Vial y Vives – DSD S.A. since 2017. He holds a degree in civil engineering from the Polytechnic University of Madrid, he has a master degree in business administration from the University of La Laguna (Canary Island) and a master in civil engineering from the Universidad de Chile. Mr. Ruiz has more than 27 years of national and international experience in the construction of highways, roads, bridges, tunnels, environmental works, hydraulic works, marine works, railways, subways, industrial mining, urbanization and residential building, as well as a large design-build public-private partnerships on road and building projects. Mr. Ruiz previously worked as construction director at Acciona Construction and, chief operating officer of Habtoor Leighton Group and area southern cone area director of Dragados.

Luis Fukunaga Mendoza. Mr. Fukunaga joined the group in 2002 and has been our roads concessions manager in the infrastructure area since October 2012. In addition, he has held several management positions, including chief executive officer of Survial S.A and Concesión Canchaque S.A.C. He is a civil engineer with a degree from Universidad de Piura. He also completed a MBA at ESAN with studies at Kenan Flagler Business School–University of North Carolina at Chapel Hill, and completed a financial management Program at Universidad de Piura. He currently serves as director of our subsidiaries Survial, Norvial, Concesionaria Vía Expresa Sur and Concar.

Sergio Morales Contreras. Mr. Morales joined the group in 2016, and has served as the chief executive officer of Adexus S.A since April 2017. He holds a degree in civil industrial engineer from Santiago of Chile University. He has completed several technical and executive programs. He served as commercial manager of Adexus from June 2016 to April 2017. Prior to that, he worked at American Movil Group for nine years and also at Unisys Company for 11 years.

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

Carlos Gómez Pinto. Mr. Gómez has worked for Seagrams, Coca-Cola, Merril Lynch and Pacific Exploration & Production, in various leadership positions including as a CFO, Vice President of Internal Audit, Corporate Governance, Risks, Compliance, and Corporate Finance Manager. His experience includes responsibilities for implementing re-engineering processes, identifying non-value added activities and helping departments change their structure and improve work process efficiency. Currently, Mr. Gomez is a senior executive of Graña y Montero as Corporate Internal Auditor. Mr. Gomez is a Licensed International Financial Advisor and board member of certain companies and non-profit organizations. Mr. Gomez earned a bachelor’s degree in Economics at Rosario University, a top private university in Colombia. He also obtained a MBA from Southern New Hampshire University in the USA.

Fernando Dyer Estrella. Mr. Dyer is the Chief Risk and Compliance Officer of Graña y Montero, and is responsible for the company’s Corporate Risk and Compliance Program. Fernando has more than 30 years of international experience in audit, finance, internal controls, governance, ethics, compliance and management at leading multinationals. His experience includes the design, implementation, management and leading international programs on risk assessment, code of conduct, whistle blower, due diligence, anti-corruption, anti-money-laundering and international sanctions aimed to deter, detect and protect companies from crimes (focused on FCPA and UK Bribery Act). Mr. Dyer holds an MBA form Université de Genève (Switzerland), specialized in International Management, and a BA in Accounting from the Universidad del Pacífico (Perú). He is a Certified Anti-Money Laundering Specialist (CAMS) by the Association of Certified Anti-Money Laundering Specialists (USA), a Certified Corporate Compliance & Ethics Professional (CCEP) by the Society of Corporate Compliance and Ethics (USA), and an International Faculty of the International Training Compliance and International Compliance Association – ICT/ICA – (United Kingdom). Mr. Dyer speaks English, French and Spanish fluently.

Manueal Fernández Pollan. Mr. Fernández joined the Group in December 2015 as chief executive officer of Adexus in Chile. He currently leads the Corporate Management of Services of GyM, is the President of Adexus and a director of CAM. Mr. Fernández holds a Bachelor’s degree in Industrial Engineering from the Polytechnic University of Madrid, an MBA from CEPADE in Madrid and a Master’s in Strategic Planning and Finance from IDE in Madrid. He has worked for 10 years at Emerson Network Power, the last three years as Vice President of Sales and Regional Operations of Latin America. Before that he was chief executive officer for the Andean Countries (Colombia, Ecuador, Venezuela and Peru). Previously he worked in the Telefónica group, occupying different positions in Spain and Latin America, the last two years in Peru as chief executive officer of Telefónica Servicios Compartidos and Vice President of Resources of Telefónica del Perú.

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

None.

B. Compensation

Compensation of Directors and Executive Officers

Director compensation must be approved by a majority of shareholders at our annual shareholders’ meeting.

In 2017, total compensation paid to our former board of directors amounted to S/.2.8 million including compensation paid to directors that serve on our subsidiaries’ board of directors. In 2017, total compensation paid to our executive officers amounted to S/.15.4 million. See “Item 4.B Information on the Company—Business Overview—Regulatory Matters—Labor Regulations” for additional information on profit sharing regulatory requirements.

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

Human Resource Management Committee

Our Human Resource Management Committee is comprised of three directors, all of which are independent in accordance with Peruvian and NYSE independence standards. The current members of the committee are Mr. Rafael Venegas, Mr. Pedro Errázuriz and Mr. Alfonso de Orbegoso. The Human Resource Management Committee is responsible for:

•	reporting to our board of directors on the appointment and dismissal of senior executives;

•	reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives, and determining and approving CEO compensation;

•	establishing compensation arrangements for senior executives in accordance with the financial results of the company; proposing measures to ensure transparency in the remuneration of directors and senior executives;

•	evaluating our human resources policies;

•	reporting to our board of directors on matters regarding related party transactions that could result in a conflict of interest; establishing our social responsibility policies; and

•	appointing third-party independent compensation consultants, and establishing the compensation of and overseeing the third-party independent compensation consultants;

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

D. Employees

We have developed an extensive and talented team, including more than 2,996 engineers, which gives us the capability and scale to undertake large and complex projects. We also have access to a network of approximately 150,000 manual laborers throughout Peru that can supplement our workforce when required by our projects. Moreover, we have the flexibility to engage our own workers on projects outside Peru, avoiding the need to seek new employees in other countries.

As of December 31, 2017, we had a total of 31,520 full-time employees, including approximately 13,629 manual laborers, a number that fluctuates depending on our project backlog. At such date, we also worked with 3,775 employees of subcontractors. Occasionally, we employ subcontractors for particular aspects of our projects, such as carpenters, specialists in elevator installation and specialists in glassworks. We are not dependent upon any particular subcontractor or group of subcontractors. As of December 31, 2017, 42% of our employees worked outside Peru. The following table sets forth a breakdown of our employees by category as of December 31, 2017.

Salaried Employees	E&C	Infrastructure	Real Estate	Technical Services	Corporate	TOTAL
Engineers	1,691	408	27	835	35	2,996
Other Professionals	729	301	33	357	113	1,533
Technical specialists	1,131	1,854	45	9,195	28	12,253
Manual Laborers(1)	13,629	—	—	—	—	13,629
Joint operation employees(2)	1,085	24	—	—	—	1,109
Subtotal	18,265	2,587	105	10,387	176	31,520
Subcontracted employees	3,152	174	—	449	—	3,775

Total	21,417	2,761	105	10,836	176	35,295

(1)	The number of manual laborers, who form part of our network of approximately 150,000 manual laborers, varies in relation to the number and size of projects we have in process at any particular time.
(2)	Includes engineers, professionals, technical specialists and manual laborers employed by our joint operations.

The following chart sets forth the changes of our total employees from December 31, 2014 to December 31, 2017.

Total Employees

Our talent development system has allowed us to develop a team of professionals with the ability to design and implement sophisticated projects. Our talent management process broadly focuses on attracting, developing and training employees.

We have implemented programs to attract young and qualified candidates. Our “Cantera” Program offers various types of internships and training opportunities to engineering students and recent graduates, rewarding the most successful candidates with the opportunity to work as full-time, permanent employees. Our focus is not only to attract talented people but also to retain them.

Through our Graña y Montero Academy, we offer continuing education opportunities through a wide selection of courses and training programs targeted at each level. We believe the knowledge that our employees gain through these programs is reflected in the way they work and relate to our clients, adding value in every step. During 2017, we invested more than US$0.26 million in continuing education, reaching approximately 59,899 training hours for our employees.

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

In our E&C segment, collective bargaining agreements are negotiated at two levels: (i) on an annual basis between the National Federation of Civil Construction and the Peruvian Chamber of Construction, without our direct involvement; and (ii) on a per project basis directly between the unions and our project committees, in accordance with such annual agreement. In addition, some of our personnel in our gas processing plant belongs to the labor union Unicode Workers Union GMP S.A. We currently have collective bargaining agreements with some of our gas processing plant workers. In the case of the operation and maintenance of our electricity infrastructure business, some of our personnel in CAM Perú are subject to a collective bargaining agreement. These collective bargaining agreements are negotiated on an annual basis.

Safety

We safeguard the health and safety of our employees and of all the persons present in our operations and services. To that end, we provide safe work conditions, we manage risks in a timely manner and we promote a culture of prevention, starting from the leadership and commitment of our senior management.

In 2017, our company reached a total of 94.1 million hours worked. During this period, we reported an accident incidence rate of 0.46 accidents for every 200,000 hours worked, remaining at a level similar to 2016.

Our occupational health and safety management system in our subsidiaries GyM, GMI, Morelco, VyV-DSD, GMP, Concar, CAM (Chile, Perú, Colombia) and Adexus (February 2017) are certified by OHSAS 18001. We believe a safe job site contributes to our reputation and ability to gain new business while enhancing employee morale and reducing costs and exposure to liability.

Under our framework, we have provided over 100,000 hours of training in risk prevention for managers and directors, more than 1,000,000 hours of training for employees and nearly 200,000 hours of training for subcontractors. Additionally, to improve the leadership and commitment of our chain of command, these training sessions were complemented with periodic manager’s visits to projects, the establishment of annual safety goals based on the type of activity, the generation of opportunities to share lessons learned, and the monitoring of safety panels by our board of directors.

E. Share Ownership

As of May 31, 2018, persons who are currently members of our board of directors and our executive officers held as a group 34,534,193 of our common shares. This amount represented 5.23% of our outstanding share capital as of such date.

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

A. Major Shareholders

As of May 31, 2018, our issued and outstanding share capital was comprised of 660,053,790 common shares. The following table sets forth the beneficial ownership of our common shares as of May 31, 2018, based on information provided to us by CAVALI S.A. ICLV, the Peruvian clearing house (“CAVALI”) and JPMorgan Chase Bank NA, as depositary for the holders of ADS, except as set forth below.

Shareholder	Number of shares	Percentage owned
GH Holding Group(1)	117,538,203	17.81%
AFP PRIMA S.A. (Grupo Crédito)	74,011,175	11.21%
AFP INTEGRA S.A. (Sura Group)	72,223,691	10.94%
Aberdeen Asset Management PLC(2)	43,298,200	6.56%
Fratelli Investment Limited(3)	34,098,379	5.166%
Bethel Enterprises Inc.(4)	33,785,285	5.12%
JPMorgan Chase Bank NA, as depositary for the holders of ADS(5)	87,757,289	13.30%
Other Shareholders(6)	197,341,568	29.90%

Total	660,053,790	100%

(1)	Mr. José Graña Miró Quesada, our former chairman, beneficially owns GH Holding Group.
(2)	Based on filings on Schedule 13F filed with the SEC on March 31, 2018.
(3)	Based on a Form 13G filed with the SEC on June 8, 2018.
(4)	Mr. Carlos Montero, through Bethel Enterprises Inc., indirectly owns 33,785,285 common shares, representing 5.12% of our outstanding share capital.
(5)	Excluding AFP PRIMA S.A., AFP INTEGRA S.A., Aberdeen Asset Management PLC, and Fratelli Investment Limited’s beneficial ownership of our common shares as of December 31, 2017.
(6)	Among other shareholders, the following directors and executive officers hold directly or indirectly common shares of our outstanding share capital: Mr. Roberto Abusada, a member of our board of directors, Mr. Pedro Pablo Errazuriz, a member of our board of directors, Mr. Luis Francisco Díaz Olivero, Chief Executive Officer, Ms. Mónica Miloslavich, our Chief Financial Officer, Mr. Antonio Rodríguez, Chief Investment Officer, and Mr. Antonio Cueto, Chief Operations Officer, hold in aggregate less than 1% of our outstanding share capital.

As of December 31, 2017, 28 record holders of our common shares were located in the United States (including JPMorgan Chase Bank NA, as depositary for the holders of ADS), according to CAVALI.

Certain of our directors and executive officers directly or indirectly own shares of our subsidiaries: Mr. Renato Rojas, Chief Executive Officer of GyM, owns 108,854 common shares of GyM, representing 0.04% of its outstanding capital share; Mr. Rolando Ponce, Chief Executive Officer of Viva GyM owns 1,111,690 shares of Viva GyM, representing 0.46% of its outstanding capital share; and Eduardo Villa Corta, chief executive officer of GMI, owns 108,854 shares of GyM, representing 0.0421% of its outstanding capital share.

The following table sets forth the changes in beneficial ownership of our common shares from December 31, 2015, to December 31, 2017, based on information provided to us by CAVALI and JPMorgan Chase Bank NA, as depositary for the holders of ADS).

	As of December 31, 2015		As of December 31, 2016		As of December 31, 2017
Shareholders	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned
GH Holding Group(1)	117,538,203	17.81	117,538,203	17.81	117,538,203	17.81
AFP PRIMA S.A.	5,265,238	0.80	4,387,824	0.66	74,011,175	11.21
IN-CARTADM (AFP Integra-Sura Group)	39,656,375	6.01	38,384,976	5.82	72,223,691	10.94
PR-CARTADM (Profuturo AFP-Grupo Scotiabank)	36,968,166	5.60	36,968,166	5.60	23,136,533	3.51
Aberdeen Asset Management PLC(2)	37,323,615	5.70	35,501,465	5.38	49,730,025	7.53
Bethel Enterprises Inc.(3)	33,785,285	5.12	33,785,285	5.12	33,785,285	5.12
JPMorgan Chase Bank NA, as depositary for the holders of ADS(4)	213,716,525	32.38	229,683,570	34.80	96,482,855	14.62

(1)	Mr. José Graña Miró Quesada, our former chairman, beneficially owns GH Holding Group.
(2)	Based on filings on Schedule 13F filed with the SEC on December 31, 2017.
(3)	Mr. Carlos Montero indirectly owns 33,785,285 common shares, representing 5.12% of our outstanding share capital, through Bethel Enterprises Inc.
(4)	Excluding Aberdeen Asset Management PLC´s beneficial ownership of our common shares as of December 31, 2015 and December 31, 2016. As of December 31, 2017, excludes shares of Aberdeen Asset Management PLC, AFP PRIMA S.A. and AFP INTEGRA S.A.

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

Related Party Transactions

We enter into certain related party transactions in the ordinary course of our business. No such transactions in effect during 2017 were material to the company or, to our knowledge, to any such related party, nor were any such transactions unusual in their nature or condition. Related party transactions with the following parties were in effect in 2017:

•	architectural services agreements entered into among Mr. Oscar Borasino, the brother in law of Mario Alvarado Pflucker, our former chief executive officer and director, as architect, and our subsidiary Viva GyM, as customer, in the project Parques del Mar for an aggregate amount of US$26.0 thousand;

•	architectural services agreements entered into among Mrs. Ruth Alvarado, the sister of Mario Alvarado Pflucker, our former chief executive officer and director, as architect, and our subsidiary Viva GyM, as customer, in the project Paul Harris, for an aggregate amount of US$46.5 thousand;

•	advertising services agreements entered among Servicios Empresariales El Administrador E.I.R.L., a company related to the brother of Rolando Ponce Vergara, the chief executive officer of Viva GyM and our corporate real estate officer, as advertising intermediary, and our subsidiary Viva GyM, as customer, for an aggregate amount of US$13.0 thousand;

•	during 2016, our subsidiary CAM entered into a computer equipment lease agreement for a total amount of US$66.4 thousand with CSI, whose chief commercial officer, Alfredo Chavez, is the brother of Pedro Chavez, the chief executive officer of CAM;

•	our former subsidiary Stracon GyM executed several services agreements with one of its directors, Mr. Miguel Aramburu, for an aggregate amount of US$10.2 thousand;

•	our former subsidiary Stracon GyM entered into an operation management service agreement with Stracon S.A.C., a company owned by Stracon GyM’s shareholders, Mr. Stephen Dixon and Hayden Halsted, for an aggregate amount of US$1,650 thousand;

•	lease agreement for administrative offices entered into among Sistemas y Redes Cia, a shareholder of Adexus, as lessor, and our subsidiary Adexus, as lessee, for an aggregate amount of US$2,157.3 thousand;

•	lease agreement for use of vehicles used by our subsidiary Adexus, signed with Microrenta, a company owned by a shareholder of Adexus, for an aggregate amount of US$53.1 thousand;

•	advising services agreement entered into among our subsidiary Vial y Vives – DSD S.A. and Gabriel Vives, a former board member of Vial y Vives – DSD, for an aggregate amount of US$14.9 thousand;

•	our subsidiary Morelco entered into a service provision agreement for uniforms, shoes, helmets and goggles and other equipment for an aggregate amount of US$626.4 thousand with Agora, a company that is owned by the sister of a minority shareholder of Morelco;

•	our subsidiary Morelco entered into a service provision agreement for uniforms, shoes, helmets and goggles for an aggregate amount of US$109.3 thousand with Noralba Serna Henao, sister of Arturo Serna, the chief executive officer of Morelco;

•	our company and our subsidiaries Norvial, Terminales del Peru, Consorcio Terminales, Concar, GyM, Survial, GMI S.A. Ingenieros Consultores, and Viva GyM paid an aggregate amount of US$564.6 thousand to Editora El Comercio S.A., of which José Graña Miró Quesada, our former chairman, is a shareholder, for advertising, publishing and editing services; and

•	our company has an advisory contract with Mr. Augusto Baertl, Chairman of the Board, for an aggregate amount of US$129.4 thousand for the year 2017.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See Item 18 of this annual report on Form 20-F.

Legal and Administrative Proceedings

We may, from time to time, become subject to various legal and administrative proceedings that are incidental to the ordinary conduct of our business. We are currently not party to any material legal or administrative proceedings, other than as described below. As of December 31, 2017, we had recorded provisions amounting to S/.23.4 million in connection with legal and administrative proceedings. See note 23 to our audited annual consolidated financial statements included in this annual report.

Two securities class action complaints have been filed against us and certain of our former directors and current and former executive officers in the Eastern District of New York during the first quarter of 2017. These complaints are consolidated into a single class action. The plaintiffs filed a consolidated amended compliant on May 29, 2018. We believe that we have meritorious defenses to the claims asserted, and we intend to defend ourselves vigorously in these matters.

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

Peruvian prosecutors have included José Graña Miró Quesada, the former Chairman of the company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a shareholder, a former board member of the company and chairman of our subsidiary GyM for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranches II and III), in which we participated. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of the company, has also been included in an investigation for the crime of money laundering in connection with the same project.

In connection with investigations relating to the IIRSA South project concession (tranches II and III), the Peruvian criminal prosecutor moved to charge the company and our construction subsidiary, GyM, as criminal defendants in connection with the projects. Separately, an Ad Hoc Public Prosecutor appointed by the Peruvian executive branch to investigate matters of corruption moved to directly include the company as a civilly-responsible third party. In response, the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) notified us of its decision to formally include the company and GyM in its criminal investigation. We appealed the court’s decision and, on June 22, 2018, the First Court of Appeals of the Superior Court of Lima revoked the judicial order No. 05 dated February 28, 2018 that indicted the company and GyM, among other corporate defendants, in the criminal investigation on charges of collusion and other crimes, and rejected the petition, without prejudice, made by the prosecutor to incorporate both companies in the aforementioned process. Nevertheless, we cannot assure you that the criminal prosecutor will not appeal this decision, or file a new claim, against the company and GyM, or that our position will ultimately prevail. Furthermore, a decision from the Peruvian judiciary on whether our company will be included in the investigation proceedings as a civilly responsible third party remains pending, and we cannot assure you that our company will not be included or that our position would ultimately prevail.

The Ad Hoc Prosecutor has also moved to directly include our subsidiary, GyM S.A., as a civilly-responsible third party in the investigation relating to Tranches 1 and 2 of Line 1 of the Lima Metro. A decision from the Peruvian judiciary regarding these matters remains pending, and we cannot assure you that our subsidiary will not be included or that our position would ultimately prevail.

In July 2017, media reports alleged that certain construction companies in Peru, Brazil and Spain, including our company, colluded as a “construction club” to receive public contracts. As a result of these reports, INDECOPI initiated an investigation regarding the anti-competitive activities of construction companies in Peru, including our company. In July 2017, the Peruvian government conducted a search of our facilities related to these allegations. Separately, a former employee of GyM has been included in a criminal investigation for collusion and other alleged crimes, though neither the company nor GyM have been formally included in these criminal investigations. In January 2018 criminal prosecutors conducted a search of our facilities regarding the “construction club” investigation. We have provided the information requested by the Peruvian criminal prosecutors. A former employee of GyM has been included in the investigation for collusion and other alleged crimes. To date, there is no formal investigation of the company.

A conviction of corruption or resolutions with government authorities may lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Moreover, our involvement in corruption investigations, and any findings of wrongdoing in such investigations, could further damage our reputation and have a material adverse impact on our ability to compete for business. Such investigations may also adversely affect our ability to pursue strategic projects, and could potentially result in the termination or modification of certain existing contracts or relationships. Also, such investigations may affect the company’s ability to secure financing in the future.

Dividends and Dividend Policy

Dividend Policy

Our current dividend policy, adopted on March 29, 2016, is to distribute between 30% and 40% of the net profit from the preceding year, as long as we hold such net profit on a consolidated basis, subject to contractual restrictions on our indebtedness. Holders of our common shares are entitled to receive dividends on a pro rata basis in accordance with their respective number of shares held. Our dividend policy can be modified by a favorable vote of a majority of our shareholders and any changes become effective 30 days after approval. Dividends will not be distributed in advance.

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

Previous Dividend Payments

The following table sets forth the amounts of cash dividends declared and paid since 2015 for our common shares.

	Dividends Paid	Per Share
	(in S/.)
2015	104,910,523	0.158942384
2016	30,854,000	0.046700000
2017	—	—
2018	—	—

B. Significant Changes.

Except as disclosed in our audited annual consolidated financial statements and in this annual report, we have not experienced any significant changes since the date of our audited annual consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Market Price of Our Common Shares and ADSs

Our ADSs

On July 29, 2013, we completed our initial equity offering in the United States of 19,534,884 ADSs, representing 97,674,420 common shares. Our ADSs are listed on the New York Stock Exchange under the symbol “GRAM.” On March 31, 2018, the closing price on the New York Stock Exchange was US$3.04 per ADS.

As the company disclosed on a Form 6-K furnished on May 17, 2018, the New York Stock Exchange suspended trading of our ADSs and commenced proceedings to delist the company due to the company’s delay in filing this annual report. The company has appealed the decision. Our ADSs have been available for trading on the over-the-counter (OTC) market in the United States since May 21, 2018.

The following table sets forth, for the periods indicated below, the high and low market prices for our ADSs in U.S. dollars, as reported by the New York Stock Exchange and, from May 21, 2018, the over-the-counter (OTC) market.

	High	Low
Full year:	in US$
2013 (since July 29)	22.07	18.52
2014	21.97	11.70
2015	12.68	2.88
2016	8.79	2.20
2017	6.88	2.17
Quarters:
2016
First Quarter	4.20	2.20
Second Quarter	7.64	3.93
Third Quarter	8.79	7.10
Fourth Quarter	8.67	6.35
2017
First Quarter	6.88	2.17
Second Quarter	4.50	2.91
Third Quarter	4.81	2.99
Fourth Quarter	5.12	2.58
2018
First Quarter	3.16	2.29

	High	Low
Last Six Months:	in US$
2018
January	3.16	2.73
February	3.11	2.45
March	3.04	2.29
April	3.70	2.95
May	3.54	2.25
June (through June 26, 2018)	3.20	3.03

Our Common Shares

Our common shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “GRAMONC1”. On May 31, 2018, the closing price on the Lima Stock Exchange was S/.2.04 per common share. As of December 31, 2017, 28 record holders of our common shares were located in the United States, according to CAVALI.

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

	High	Low	Avergae Daily Trading Volume
	(in millions of US$)
Full year:
2015	7.30	1.94	150,100
2016	5.90	1.60	307,874
2017	4.63	1.47	467,517
Quarters:
2015
First quarter	7.30	4.80	156,468
Second quarter	5.45	4.55	110,936
Third quarter	4.60	2.38	153,138
Fourth quarter	2.68	1.94	181,680
2016
First quarter	3.00	1.60	282,537
Second quarter	5.00	2.70	353,154
Third quarter	5.90	4.64	359,053
Fourth quarter	5.84	4.35	231,603
2017
First quarter	4.63	1.47	586,273
Second quarter	2.90	1.88	630,419
Third quarter	3.10	1.98	212,057
Fourth quarter	3.39	1.70	442,321
2018
First quarter	2.00	1.50	286,157

The following table sets forth for each of the most recent six months the high and low closing prices of our common shares as reported by the Lima Stock Exchange.

	High	Low
	(in S/.)
2017
December	1.99	1.70
2018
January	2.00	1.81
February	2.00	1.63
March	1.91	1.50
April	2.42	1.90
May	2.35	1.90
June (through June 26, 2018)	2.13	2.05

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded on the Lima Stock Exchange, and our ADSs were traded on the New York Stock Exchange throughout 2017. On May 17, 2018, the New York Stock Exchange suspended the trading of our ADSs and commenced proceedings to delist the company. The company appealed the decision. Since May 21, 2018, our ADSs have been available for trading on the over-the-counter (OTC) market in the United States.

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of the day of this annual report, there were 284 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation. As of the day of this annual report, Lima Stock Exchange had a share capital of S/.182,092,340, divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares of par value S/.1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights.

Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. From the second Sunday of March through the first Sunday of November of each year, trading hours are Monday through Friday (except holidays) as follows: 8:20 a.m.-8:30 a.m. (pre-market ordering); 8:30 a.m.-2:52 p.m. (trading); 2:52 p.m.-3:00 p.m. (after-market sales); and 3:02 p.m.-3:10 p.m. (after-market trading). At all other times, trading hours are from Monday to Friday (except holidays) as follows: 9:00 a.m.-9:30 a.m. (pre-market ordering); 9:30 a.m.-3:55 p.m. (trading); 3:55 p.m.-4:00 p.m. (after-market sales); and 4:00 p.m.-4:10 p.m. (after-market trading).

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

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	2013	2014	2015	2016	2017
Market capitalization (in millions of soles)(1)	337,226	360,960	309,412	416,787	526,841
Volume (in millions of soles)	16,124	17,301	12,001	15,342	29,022
Average daily trading volume (in millions of soles)	64	69	48	61	116

(1)	End-of-period figures for trading on the Lima Stock Exchange.

The stock market capitalization of companies listed on the Lima Stock Exchange was US$162.4 billion at the end of 2017, compared to US$120.7 billion, US$120.8 billion, US$90.7 billion and US$124.0 at the end of 2013, 2014, 2015 and 2016 respectively.

Total market volume in 2017 was US$8.9 billion, reflecting a 95.9% increase compared with 2016. Equity market volume, which represented 70.4% of total market volume, ended the year at US$6.3 billion, 136.1% more than the previous year. The repo market, which represented 7.8% of total market volume, reported volume of US$698.1 million in 2017, reflecting an increase of 40.1%.

The total number of operations in the market in 2017 increased by 20.5%, closing the year at 158,661 operations. The number of operations in the equity market in 2017 increased by 20.9% amounting to 147,779 operations.

In 2013, the S&P/BVL Peru General Index (Índice S&P/BVL Peru General) registered a decrease of 23.6% to 15,754 points, while in 2014, it reached 14,794 points, decreasing 6.1% compared to 2013. In 2015, it reached 9,849 points, decreasing 33.4% compared to 2014. In 2016, it reached 15,567 points, increasing 58.1% compared to 2015. In 2017, it reached 19,974 points, increasing 28.3% compared to 2016.

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

Financial Stability Framework Agreement

On July 31, 2017, we, and certain of our subsidiaries, GyM, CAM Peru S.A., Vial y Vives—DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank N.A. In April 2018, we repaid US$73.9 million of the facility with the proceeds of the sale of Stracon. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement has been filed as Exhibit 10.03 to this annual report.

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

In 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims under the concession to the other project partners, Enagás and ourselves. As a result, we and Enagas may be entitled to repayment of our percentage payment under the concession contract prior to Odebrecht. However, on January 3, 2018, Odebrecht commenced arbitration proceedings against us, our subsidiary GyM and Enagás, seeking to invalidate the contractual subordination. These contractual arrangements have been filed as Exhibit 10.05 to this annual report.

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

Cash Dividends and Other Distributions

Cash dividends paid to Non-Peruvian Holders with respect to common shares and amounts distributed with respect to ADSs have been subject to Peruvian withholding income tax at a rate of 5% since 2017. As a general rule, the distribution of additional common shares representing profits, the distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to common shares, which are carried out as part of a pro rata distribution to all shareholders, will not be subject to Peruvian income tax or withholding taxes.

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

Peruvian income tax law regulations have stated with respect to the transfer of common shares, that transactions are deemed to be consummated in Peru if the common shares are transferred through the Lima Stock Exchange. From 2016 through December 31 of 2019, pursuant to the Law 30341, capital gains resulting from a transfer of: (i) Common shares and investment shares, (ii) ADRs and Global Depositary Receipts (GDRs), (iii) Exchange Trade Funds (ETF) units that have underlying shares and/or securities representing debt, (iv) representative securities of debt, (v) Certificates of participation in mutual funds for investment in securities, (vi) Certificates of participation in investment Funds in Rent of Real Property (FIRBI) and certificates of participation in Trustee of Securitization for Investment in Rent of Real Estate (FIBRA), and (vii) Negotiable invoices, in each case, through the Lima Stock Exchange will be exempt from income tax, provided, however, that the following conditions are met:

(a) The transfer must be performed through a centralized trading mechanism supervised by the Securities Market Superintendence;

(b) In any 12-month period, neither the seller or any person related to him must dispose of more than 10% of the total number of common shares issued by the company through one or more simultaneous or successive operations; and

(c) The shares must have a “market presence”, meaning that transactions in respect of those shares for a value exceeding four Tax Units (currently, S/.16,600) shall have occurred in at least 27 business days out of any 180 business day period including the date of the transaction.

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

I. Subsidiary Information

See the notes 2.2 and 6 to our adutied annual consolidated financial statements included in this annual report for a description of our subsidiaries.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of market risks arising from our normal business activities, including the possibility that changes in currency exchange rates or interest rates will adversely affect future cash flows and profit or the value of our financial assets and liabilities. From time to time, we enter into derivative transactions to hedge against foreign currencies and interest rate fluctuations. For further information regarding our market risk, see note 4 to our audited annual consolidated financial statements included in this annual report.

Exchange Rate Risk

We are exposed to market risk associated with changes in foreign currency exchange rates. Our revenues and costs, and our assets and liabilities, are denominated in soles, U.S. dollars, Chilean pesos and, to a lesser extent, other currencies. In 2017, we estimate that 39.3%, 43.8% and 16.9% of our revenues were denominated in soles, U.S. dollars and other currencies (principally Chilean pesos), respectively, while 63.9%, 18.3% and 17.8% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2017, 52.2%, 38.6% and 9.2% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. If, at December 31, 2017, the sol had strengthened/weakened by 2% against the U.S. dollar, with all other variables remaining constant, or pre-tax profit for the year would have increased/decreased by S/.0.1 million. This sensitivity analysis does not take into account our payable to Chubb Insurance Company relating to our reimbursement obligations under the GSP performance guarantee.

Interest Rate Risk

We may from time to time incur variable interest rate indebtedness, and accordingly our financial expenses are affected by changes in interest rates. Based upon our indebtedness at December 31, 2017, and taking into account our interest rate derivative instruments, a change in interest rates of five percent (or 500 basis points) would impact our net profit by S/.82.5 million annually. This sensitivity analysis does not take into account our payable to Chubb Insurance Company relating to our reimbursement obligations under the GSP performance guarantee.

Commodity Price Risk

We are exposed to market risk associated with changes in commodity prices, primarily for oil, steel and cement, which in aggregate represented a majority of our total input cost in 2017. We do not have long-term contracts for the supply of these key inputs. Based upon our consumption of these inputs during 2017, a 10% increase/decrease in the prices of each of oil, steel and cement would have increased/decreased our costs of sales by S/.51.6 million, S/.13.9 million and S/.1.5 million, respectively. However, based on our production of oil during 2017, a 10% increase/decrease in the price of oil would have increased/decreased our revenues by S/.58.1 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. Ameri can Depositary Shares

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

During 2017, the depositary reimbursed us for expenses in an aggregate amount of US$89,950.1 (S/.291,887.9).

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

As of the date of this annual report, GyM Ferrovias is in continuing default under the financing of the expansion project due to the non-delivery of our audited consolidated financial statements for the 2016 fiscal year, in our capacity as guarantor of the obligations of GyM Ferrovias under the agreement. The financing required that we provide the financial statements no later than April 4, 2018. Also, the financing required that we deliver our audited consolidated financial statements for the 2017 fiscal year by May 15, 2018. We were not able to deliver those financial statements on time. We have requested a waiver from the lenders, which is pending.

Syndicated Loan

Due to the termination of the GSP gas pipeline concession on January 24, 2017, we were in breach of our covenants, including our Consolidated Leverage Ratio, under our syndicated loan as of December 31, 2016, as the effects on our financial condition and results of operations of the concession termination were taken into account for the purposes of calculating compliance with our financial covenants for 2016. However, as of December 31, 2017 our Consolidated Leverage Ratio (as defined therein) was 2.2x, no more than 3.5x as required under the syndicated loan. Upon the termination of the GSP gas pipeline concession on January 24, 2017, we were required to prepay our syndicated loan. We amended the terms of our syndicated loan, including certain financial covenants and certain prepayment requirements.

As of the date of this annual report, and due to the accounting adjustments in connection to the termination of the GSP gas pipeline concession, we are again under certain continuing defaults under the syndicated loan with respect to certain financial ratios and the failure to timely deliver our audited consolidated financial statements for the 2016 and 2017 fiscal years. The syndicated loan required that we provide the financial statements for the 2016 and 2017 fiscal years no later than April 30, 2018. As of March 31, 2018, our Consolidated Leverage Ratio (as defined therein) was 2.6, rather than no more than 2.50 as required under the syndicated loan. We have requested a waiver from the lenders, which is pending.

GSP Bridge Loan and New Term Loan.

With the termination of the GSP gas pipeline concession, our proportional guarantee under the GSP bridge loan became due. As of December 31, 2017, there was US$72.5 million (S/.235.2 million) of principal amount outstanding under our corporate guarantee. On June 27, 2017 we entered into a new US$78.7 million (S/.264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to prepay GSP bridge loan.

As of the date of this annual report, we are under certain continuing defaults under the term loan with respect to certain financial ratios and the failure to timely deliver of our audited consolidated financial statements for the 2016 and 2017 fiscal years. The term loan required that we provide the financial statements for the 2016 and 2017 fiscal years no later than April 30, 2018. As of the date hereof, our Consolidated Leverage Ratio (as defined therein) was 2.2, no more than 2.50 as required under the syndicated loan. We have requested a waiver from the lenders, which is pending.

Financial Stability Framework Agreement

As of the date of this annual report, we are under continuing default due to the failure to timely deliver our audited consolidated financial statements and those of our subsidiary, GyM, for the 2016 and 2017 fiscal years. The loan required that we provide such financial statements no later than April 30, 2018. We have requested a waiver from the lenders, which is pending.

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

A.    Disclosure Controls and Procedures

Management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, our disclosure controls and procedures were not effective as a result of the material weaknesses in internal control over financial reporting described below.

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

The company has established a continuous testing process throughout the year. From this assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017, we have identified certain material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are described below:

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

As of December 31, 2017, we did not maintain an effective control environment primarily attributable to the following identified material weaknesses:

•	Our assessment found that the control environment was not always sufficient to ensure that adequate enterprise risk management (including fraud risk) and monitoring mechanisms were in place to secure that our internal control over financial reporting operated effectively, including that the relevant risk/control activities were carried out properly and that corrective actions were taken on a priority basis and in timely manner.

•	Our assessment found deficiencies in the implementation of our internal control system of financial reporting in accordance with the Sarbanes-Oxley Act throughout all subsidiaries.

These material weaknesses in the risk and control environment contributed to the following additional material weaknesses, including the material weaknesses in risk assessment, information and communication, and monitoring and evidential matter.

Risk Assessment

We identified deficiencies in the controls to address the risks of a material misstatement. Specifically, changes to existing controls or the implementation of new controls were not sufficient to respond to changes to the risks of material misstatements to financial reporting, due in part to dispositions and other changes to the business. These deficiencies contributed to the following additional material weaknesses:

•	Accounting closing process with respect to the review of the consolidated and separate financial statements: we identified deficiencies including controls over the review, approval and documentation related to some journal entries. Specifically, effective controls were not in place to verify and properly approve that journal entries were prepared with sufficient supporting documentation, that there was adequate segregation of duties between preparation and approval, and that the spreadsheets used to support the journal entries were in compliance with IFRS documentation requirements.

•	Deficiencies in the design and operational effectiveness of controls over segregation of duties: we identified deficiencies in the process to ensure that potential conflicted individuals were not involved in activities related to their conflicts or that such activities were monitored by appropriate individuals using complete and accurate information.

•	Deficiencies in the design of controls over the timely accounting for signed contracts: we identified deficiencies in the design of the controls, including entity-level controls and process-level controls to prevent or detect material inaccuracies, related to the accounting for the contracts signed with certain companies. Nevertheless, there were no significant impacts in our consolidated financial statements.

•	Deficiencies in the design and operational effectiveness of controls established with respect to the recognition of revenue: we identified deficiencies related to procedures to calculate and prepare the supporting documentation for the accounting for revenue recognition, including construction contract revenues and contingent revenues. Also, we identified deficiencies in the design and operational effectiveness of controls over the accounting of inventory and inventory journal entries in certain entities.

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

Conclusion

These material weaknesses resulted in adjustments to the accounting for revenue and accounts receivable, as well as other adjustments and reclassifications, including adjustments to intercompany transactions. Additionally, these material weaknesses could result in other misstatements in our financial results and disclosures, which could result in a material misstatement to our annual or interim consolidated financial statements not being prevented or detected. Because of these material weaknesses, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2017, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

Moore Stephens SCAI S.A. (a member firm of Moore Stephens International), an independent registered public accounting firm, which has audited and reported on the consolidated financial statements as of and for the year ended December 31, 2017 contained in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of December 31, 2017.

Remediation Plan

We continue to evaluate our internal control over financial reporting and are taking remedial actions to address the material weaknesses that have been identified.

Our board of directors established a new Risk, Compliance and Sustainability Committee in March 2017, which is charged with, among other things, risk management. We believe that the role of the new committee reflects, along with the role of the Audit and Process Committee and our senior management, the priority that our company gives to the improvement of our enterprise and fraud risk management, internal control environment, and will reinforce from the top of our company a culture of compliance with internal controls across our subsidiaries and other entities.

In addition, our internal audit function is in the process of being reorganized, and a new Chief Executive Auditor was hired in January 2018, reporting to Audit and Process Committee. We are in the process of hiring personnel with the appropriate training and experience to ensure that our internal control system and processes are executed in an adequate and timely manner.

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

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting described above. Such material weaknesses have not been, nor can we ensure by what date they will be, fully remediated. The process of designing and implementing an effective reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information— D. Risk Factors — We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.” If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

C.    Attestation Report of the Registered Public Accounting Firm

See Item 18. Financial Statements.

D.    Changes in Internal Control Over Financial Reporting

We identified material weaknesses in our internal control as described in Item 15.B. above. There were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

If we make any substantive amendment to the code of conduct or if we grant any waiver, including any implicit waiver, from a provision of the code of conduct that applies to our chief executive officer, chief financial officer or controller, we will disclose the nature of such amendment or waiver in our website or in our next Form 20-F to be filed with the SEC to the extent required under applicable rules. During the year ended December 31, 2017, no such amendment was made or waiver granted.

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

In March 2017, our board of directors created the Risk, Compliance and Sustainability Committee to enhance our ethics and compliance program. That committee then created the Risk and Compliance Corporate Function, which reports to the committee. A new Chief Risk and Compliance Officer for the group was appointed on July 1, 2017 to enhance and develop further our ethics and compliance program. Our board of directors also appointed an External Advisory Council to provide the Board with independent advice and recommendations on corporate governance and compliance matters. The first meeting was held in Lima on October 10, 2017. In 2017, we launched training sessions, combined with specialized courses addressed to middle and senior managers as well as to all members of our board of directors.

On February 5, 2018 we launched a revised, risk-based Due Diligence Corporate Policy with respect to our employees and existing and potential third-parties. The first wave began immediately and aims to renew the due diligence process with our partners and customers. The second wave, to be launched in July 2018, aims to renew the due diligence process with our suppliers and sub-contractors. In the second half of 2018, we intend to continue to reinforce our compliance program by launching new projects, including a revised policy on donations, a revised policy on gifts, hospitality and entertainment, and a strengthened manual on relationships with government officials.

On the May 11, 2018, the Chairman of the Board of Directors launched, and communicated to the organization, the group’s new Code of Business Conduct. In December 2017, the Group had launched a project to renew our Code of Ethics. We brought together, in a single and enhanced document, our previous Ethics Charter and our Code of Conduct, and complemented it with additional relevant topics in accordance with benchmarks from peer organizations, best practices and guidance from international organizations. The renewed Code of Ethics was written by the group’s senior management, with the support of the Corporate Risk and Compliance team. We plan to launch revised training programs on values, conduct, the compliance program and our confidential reporting mechanism in July 2018.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to the company by our current independent registered public accounting firm, Moore Stephens, in connection with its audit of our annual consolidated financial statements for the fiscal years ended December 31, 2016 and 2017, which are included in this report.

	For the year ended December 31,
	2016	2017
	(in thousands of S/.)
Audit fees	5,107.2	4,932.4
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total fees	5,108.2	4,932.4

The following table sets forth the fees billed to the company by our former independent registered public accounting firm, PwC, in connection with audit procedures in connection with our annual consolidated financial statements for the year ended December 31, 2016. See “Item 16F. Change in Registrant’s Certifying Accountant.”

For the year ended December 31, 2016
(in thousands of S/.)
Audit fees	8,703.4
Audit-related fees	276.7
Tax fees	1,945.9
All other fees	1,040.4

Total fees	11,966.4

Audit fees in the tables above are the aggregate fees billed and billable by our current or former independent auditor, as the case may be, in connection with the audit of, or audit procedures in connection with, our annual consolidated financial statements and review of our internal controls.

Audit-related fees in the tables above relate to accounting consultation.

Tax fees in the tables above are fees billed relating to tax compliance services.

Our Audit and Process Committee is responsible for the oversight of the independent auditors and has established pre-approval procedures for the engagement of our registered public accounting firm for audit and non-audit services. Such services can only be contracted if they are approved by the Audit and Process Committee, they comply with the restrictions provided under applicable rules and they do not jeopardize the independence of our auditors. All services provided by our current independent auditor for our fiscal years ended December 31, 2016 and 2017 were pre-approved by our Audit and Process Committee.

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

During the 2015 and 2016 fiscal years and the subsequent interim period through October 4, 2017, there were “reportable events” (as that term is defined in Item 16.F(a)(1)(v) of Form 20-F) as follows: (i) as disclosed in the company’s annual report on Form 20-F for the 2015 fiscal year, the company’s management and PwC each concluded that the company did not maintain effective internal control over financial reporting as of December 31, 2015, because of a material weakness related to inadequate controls over segregation of duties in certain activities in some subsidiaries; (ii) PwC advised the company that the company did not maintain effective internal control over financial reporting as of December 31, 2016 as a result of the material weaknesses described in Item 15.B of the company’s annual report on Form 20-F for the fiscal year ended December 31, 2016, except that the following items were not advised by PwC: (1) inadequate oversight by the Audit Committee regarding the role of the Internal Audit Department, (2) a control environment not always sufficient to ensure adequate enterprise risk management (including fraud risk), and (3) the conclusion which states that there were no significant impacts in our consolidated financial statements because clarifying addendums were signed by the parties; and (iii) at the time of PwC’s dismissal, as described in (a) above, PwC’s audit of the consolidated financial statements for the fiscal year 2016 was not complete, including the final resolution of matters related to the accounting for two contracts and any related implications from the finalization of the internal investigation conducted by the company.

The Audit and Process Committee of the company discussed the subject matter of each of the reportable events with PwC. The company authorized PwC to fully respond to the inquiries of the successor accountant concerning these reportable events.

The company has requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated May 15, 2018, is filed as Exhibit 16.01 to the company’s annual report on Form 20-F for the fiscal year ended December 31, 2016.

(c) Appointment of New Independent Registered Public Auditing Firm

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

Exhibit Number	Description

1.01*	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02***	Form of Deposit Agreement among the Registrant, JP Morgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

10.01****	Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.1****	Amendment No. 1, dated as of December 22, 2015, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.2****	Amendment No. 2, dated as of February 1, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.3****	Amendment No. 3, dated as of February 12, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.4****	Amendment No. 4, dated as of February 29, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.5****	Amendment No. 5, dated as of April 15, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.6****	Waiver and Amendment No. 6, dated as of September 15, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.7****	Amendment No. 7, dated as of December 16, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.8**** +	Amendment No. 8, dated as of June 27, 2017, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.9****	Amendment No. 9, dated as of October 12, 2017, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.02****	Loan Agreement, dated as of June 27, 2017, by and among, inter alia, the company, as borrower, and Natixis, New York Branch, as administrative agent.

10.02.1****	Waiver and Amendment, dated as of March 26, 2018, to the Credit Agreement, dated as of June 27, 2017, by and among, inter alia, the company, as borrower, and Natixis, New York Branch, as administrative agent.

Exhibit Number	Description

10.03****	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, the company, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.

10.04****	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.

10.05****	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among the company, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.

10.05.1****	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.

10.05.1.1****	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05.1.2****	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05.1.3****	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.01*****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.02*****	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

16.01****	Letter dated May 15, 2018 by Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers, as required by Item 16F of Form 20-F.

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description

101. LAB	XBRL Taxonomy Extension Label Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated herein by reference to exhibit 1.01 of the registrant’s Form 20-F (File No. 333-172855) filed with the SEC on April 30, 2014.
**	Incorporated herein by reference to exhibit 4.1 to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.
***	Incorporated herein by reference to exhibit 4.2 to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.
****	Incorporated herein by reference to the registrant’s Form 20-F (File No. 333-172855) filed with the SEC on May 15, 2018.
*****	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.
+	Confidential treatment requested.

EXHIBIT INDEX

Exhibit Number	Description
1.01*	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02***	Form of Deposit Agreement among the Registrant, JP Morgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

10.01****	Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.1****	Amendment No. 1, dated as of December 22, 2015, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.2****	Amendment No. 2, dated as of February 1, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.3****	Amendment No. 3, dated as of February 12, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.4****	Amendment No. 4, dated as of February 29, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.5****	Amendment No. 5, dated as of April 15, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.6****	Waiver and Amendment No. 6, dated as of September 15, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.7****	Amendment No. 7, dated as of December 16, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.8**** +	Amendment No. 8, dated as of June 27, 2017, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.9****	Amendment No. 9, dated as of October 12, 2017, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, the company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.02****	Loan Agreement, dated as of June 27, 2017, by and among, inter alia, the company, as borrower, and Natixis, New York Branch, as administrative agent.

10.02.1****	Waiver and Amendment, dated as of March 26, 2018, to the Credit Agreement, dated as of June 27, 2017, by and among, inter alia, the company, as borrower, and Natixis, New York Branch, as administrative agent.

Exhibit Number	Description

10.03****	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, the company, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.

10.04****	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.

10.05****	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among the company, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.

10.05.1****	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.

10.05.1.1****	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05.1.2****	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05.1.3****	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., the company, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.01*****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.02*****	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

16.01****	Letter dated May 15, 2018 by Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers, as required by Item 16F of Form 20-F.

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

101. LAB	XBRL Taxonomy Extension Label Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated herein by reference to exhibit 1.01 of the registrant’s Form 20-F (File No. 333-172855) filed with the SEC on April 30, 2014.
**	Incorporated herein by reference to exhibit 4.1 to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.
***	Incorporated herein by reference to exhibit 4.2 to the registrant’s registration statement on Form F-1 (File No. 333-178922) filed with the SEC on June 4, 2013.
****	Incorporated herein by reference to the registrant’s Form 20-F (File No. 333-172855) filed with the SEC on May 15, 2018.
*****	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.
+	Confidential treatment requested

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

Date: July 2, 2018

(Free translation from the original in Spanish)

(All amounts expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

S/ = Peruvian Sol

US$ = United States dollar

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Graña y Montero S.A.A. and its subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Graña y Montero S.A.A. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because the following material weaknesses in internal control over financial reporting existed as of that date:

•	Lack of a formally established and documented process for enterprise and fraud risk management.

•	Deficiencies in the design and operational effectiveness of controls over segregation of duties to help ensure that personnel with potential conflicts were not involved in incompatible activities.

•	Deficiencies in the design and operational effectiveness of the controls established in the accounting closing process with respect to the review of the consolidated and separate financial statements, including controls over the review, approval and documentation related to journal entries.

•	Deficiencies in the design and operational effectiveness of controls established with respect to the recognition of revenue and determination of related estimates, including construction contract revenues and contingent revenues, and the accounting for inventory.

•	Deficiencies in the design of controls over the timely accounting for signed contracts.

•	Lack of adequate supervision, monitoring and follow-up by the Audit Committee regarding the role of the Internal Audit Department.

•	Deficiencies in operational effectiveness of controls over SOX compliance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Emphasis of Certain Matters

As discussed in Note 1 to the financial statements, Peruvian prosecutors included three former executives of the Company in an investigation for the alleged crimes of collusion and money laundering in relation to the IIRSA case. While the Superior Court has ruled in favor of not including the Company in this investigation, Peruvian authorities have requested that the Company be included as a third party responsible on a civil basis on this and another matter. The Note also states that GyM S.A. (subsidiary of the Company) is being investigated by a Peruvian regulatory entity for the existence of an alleged cartel called the Constructors’ Club. The Company’s management believes these cases will be resolved in a manner favorable to their interests, however we are not able to anticipate the final result of those procedures and the possible contingencies which may arise.

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
July 2, 2018

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS
		As at December 31,
	Note	2016	2017
Current assets
Cash and cash equivalent	9	606,950	626,180
Financial asset at fair value through profit or loss		352	181
Trade accounts receivables, net	11	1,031,270	992,724
Work in progress, net	12	680,929	584,753
Accounts receivable from related parties	13	181,664	100,752
Other accounts receivable	14	649,516	765,445
Inventories, net	15	1,104,293	770,711
Prepaid expenses		51,301	33,478

		4,306,275	3,874,224
Non-current assets classified as held for sale		22,385	17,722

Total current assets		4,328,660	3,891,946

Non-current assets
Long-term trade accounts receivable, net	11	667,519	848,590
Long-term work in progress, net	12	197,586	87,410
Long-term accounts receivable from related parties	13	531,384	773,930
Prepaid expenses		23,526	38,082
Other long-term accounts receivable	14	357,952	470,852
Investments in associates and joint ventures	16	389,759	268,671
Investment property		49,357	45,687
Property, plant and equipment, net	17	1,113,599	865,735
Intangible assets, net	18	960,286	940,070
Deferred income tax asset	25	427,008	436,697

Total non-current assets		4,717,976	4,775,724

Total assets		9,046,636	8,667,670

LIABILITIES AND EQUITY
		As at December 31,
	Note	2016	2017
Current liabilities
Borrowings	19	1,961,043	1,056,764
Bonds	20	46,091	36,655
Trade accounts payable	21	1,276,617	1,453,046
Accounts payable to related parties	13	80,217	55,174
Current income tax		62,160	85,543
Other accounts payable	22	1,096,307	848,500
Provisions	23	14,531	13,503

Total current liabilities		4,536,966	3,549,185

Non-current liabilities
Borrowings	19	419,395	633,299
Long-term bonds	20	921,623	910,912
Other long-term accounts payable	22	512,803	852,473
Long-term accounts payable to related parties	13	65,320	25,954
Provisions	23	26,542	33,914
Derivative financial instruments		1,081	383
Deferred income tax liability	25	73,169	72,472

Total non-current liabilities		2,019,933	2,529,407

Total liabilities		6,556,899	6,078,592

Equity
Capital	24	660,054	660,054
Legal reserve		132,011	132,011
Optional reserve		29,974	29,974
Share Premium		882,464	881,795
Other reserves		(167,456)	(169,671)
Retained earnings		443,377	589,167

Equity attributable to controlling interest in the Company		1,980,424	2,123,330
Non-controlling interest		509,313	465,748

Total equity		2,489,737	2,589,078

Total liabilities and equity		9,046,636	8,667,670

The accompanying notes on pages F-9 to F-108 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year ended December 31,
	Note	2015	2016	2017
Revenues from construction activities		5,501,537	3,945,599	3,253,199
Revenues from services provided		1,720,110	1,648,041	1,884,950
Revenue from real estate and sale of goods		361,265	596,677	941,993

		7,582,912	6,190,317	6,080,142

Cost of construction activities		(5,342,379)	(3,751,221)	(3,029,159)
Cost of services provided		(1,372,330)	(1,477,723)	(1,660,239)
Cost of real estate and goods sold		(255,208)	(404,078)	(717,957)

	27	(6,969,917)	(5,633,022)	(5,407,355)

Gross profit		612,995	557,295	672,787
Administrative expenses	27	(394,223)	(382,393)	(429,181)
Other income and expenses	29	54,586	(13,374)	(20,545)
Gain from the sale of investments		(8,289)	46,336	274,363

Operating profit		265,069	207,864	497,424
Financial expenses	28	(168,083)	(221,664)	(185,445)
Financial income	28	37,636	20,645	15,407
Share of the profit or loss in associates and joint ventures under the equity method of accounting	16	7,724	(589,710)	1,327

Profit (loss) before income tax		142,346	(582,865)	328,713
Income tax	30	(95,899)	119,272	(123,037)

Profit (loss) for the year from continuing operations		46,447	(463,593)	205,676

Profit for the year from discontinued operations	37	9,142	11,995	3,562

Profit (loss) for the year		55,589	(451,598)	209,238

Profit (loss) attributable to:
Owners of the Company		7,097	(509,699)	148,738
Non-controlling interest		48,492	58,101	60,500

		55,589	(451,598)	209,238

Earnings (losses) per share from continuing operations attributable to owners of the Company during the year	35	0.011	(0.772)	0.225

The accompanying notes on pages F-9 to F-108 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year ended December 31,
	Note	2015	2016	2017
Profit (Loss) for the period		55,589	(451,598)	209,238

Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax	31	(3,860)	(1,531)	(4,031)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	31	723	883	482
Foreign currency translation adjustment, net of tax		(59,660)	14,307	(11,341)
Change in value of available-for-sale financial assets, net of tax	10	19,973	(2,220)	—
Transfer to profit or loss from sales of available-for-sale financial assets, net of tax	10	—	(41,461)	—
Exchange movements on translation of foreign subsidiaries, net of tax	31	(5,220)	7,860	6,610
Exchange difference from foreign net investment, net of tax	31	—	1,563	—

		(44,184)	(19,068)	(4,249)

Other comprenhensive income for the year, net of tax		(48,044)	(20,599)	(8,280)

Total comprehensive income for the year		7,545	(472,197)	200,958

Comprehensive income attributable to:
Owners of the Company		(25,713)	(534,492)	143,575
Non-controlling interest		33,258	62,295	57,383

		7,545	(472,197)	200,958

Comprehensive income attributable to owners of the Company:
Continuing operations		(34,315)	(545,627)	140,279
Discontinued operations		8,602	11,135	3,296

		(25,713)	(534,492)	143,575

The accompanying notes on pages F-9 to F-108 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015, 2016 AND 2017

(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number of shares In thousands	Capital	Legal reserve	Optional reserve	Premium for issuance of shares	Other reserves	Retained earnings	Total	Non-controlling interest	Total
Balances as of January 1, 2015	660,054	660,054	132,011	—	899,311	(113,895)	1,113,696	2,691,177	482,530	3,173,707

Profit for the year	—	—	—	—	—	—	7,097	7,097	48,492	55,589
Cash flow hedge	—	—	—	—	—	687	—	687	36	723
Adjustment for actuarial gains and losses	—	—	—	—	—	—	(2,921)	(2,921)	(939)	(3,860)
Foreign currency translation adjustment	—	—	—	—	—	(45,411)	—	(45,411)	(14,249)	(59,660)
Change in value of available-for-sale financial assets	—	—	—	—	—	19,973	—	19,973	—	19,973
Transfer to profit or loss for sale of investment of available-for-sale financial assets	—	—	—	—	—	(5,138)	—	(5,138)	(82)	(5,220)

Comprehensive income of the year	—	—	—	—	—	(29,889)	4,176	(25,713)	33,258	7,545

Transactions with shareholders:
- Transfer to legal reserve	—	—	—	29,974	—	—	(29,974)	—	—	—
- Dividend distribution (Note 34, 36 d)	—	—	—	—	—	—	(104,911)	(104,911)	(4,535)	(109,446)
- Contributions of non-controlling shareholders (Note 36 c)	—	—	—	—	—	—	—	—	10,329	10,329
- Additional acquisition of non-controlling interest (Note 36 a)	—	—	—	—	(894)	—	—	(894)	(971)	(1,865)
- Sale to non-controlling interest	—	—	—	—	(885)	—	—	(885)	2,527	1,642

Total transactions with shareholders	—	—	—	29,974	(1,779)	—	(134,885)	(106,690)	7,350	(99,340)

Balances as of December 31, 2015	660,054	660,054	132,011	29,974	897,532	(143,784)	982,987	2,558,774	523,138	3,081,912

Balances as of January 1, 2016	660,054	660,054	132,011	29,974	897,532	(143,784)	982,987	2,558,774	523,138	3,081,912

(Loss) profit for the year	—	—	—	—	—	—	(509,699)	(509,699)	58,101	(451,598)
Cash flow hedge	—	—	—	—	—	839	—	839	44	883
Adjustment for actuarial gains and losses	—	—	—	—	—	—	(1,121)	(1,121)	(410)	(1,531)
Foreign currency translation adjustment	—	—	—	—	—	9,885	—	9,885	4,422	14,307
Change in value of available-for-sale financial assets	—	—	—	—	—	(2,220)	—	(2,220)	—	(2,220)
Transfer to profit or loss for sale of investment of available-for-sale financial assets	—	—	—	—	—	(41,461)	—	(41,461)	—	(41,461)
Exchange difference from net investment in a foreign operation	—	—	—	—	—	7,722	—	7,722	138	7,860
Transfer to profit or loss of exchange difference from net investment in a foreign operation, net of tax	—	—	—	—	—	1,563	—	1,563	—	1,563

Comprehensive income of the year	—	—	—	—	—	(23,672)	(510,820)	(534,492)	62,295	(472,197)

Transactions with shareholders:
- Dividend distribution (Note 34, 36 d)	—	—	—	—	—	—	(30,853)	(30,853)	(25,473)	(56,326)
- Contributions of non-controlling shareholders (Note 36 c)	—	—	—	—	—	—	—	—	(19,099)	(19,099)
- Additional acquisition of non-controlling interest (Note 36 a)	—	—	—	—	(15,167)	—	—	(15,167)	(35,972)	(51,139)
- Sale to non-controlling interest	—	—	—	—	99	—	—	99	236	335
- Purchase of subsidiaries	—	—	—	—	—	—	—	—	4,153	4,153
- Deconsolidation of former subsidiary	—	—	—	—	—	—	2,063	2,063	35	2,098

Total transactions with shareholders	—	—	—	—	(15,068)	—	(28,790)	(43,858)	(76,120)	(119,978)

Balances as of December 31, 2016	660,054	660,054	132,011	29,974	882,464	(167,456)	443,377	1,980,424	509,313	2,489,737

Balances as of January 1, 2017	660,054	660,054	132,011	29,974	882,464	(167,456)	443,377	1,980,424	509,313	2,489,737

Profit for the year	—	—	—	—	—	—	148,738	148,738	60,500	209,238
Cash flow hedge	—	—	—	—	—	458	—	458	24	482
Adjustment for actuarial gains and losses	—	—	—	—	—	—	(2,948)	(2,948)	(1,083)	(4,031)
Foreign currency translation adjustment	—	—	—	—	—	(9,166)	—	(9,166)	(2,175)	(11,341)
Exchange difference from net investment in a foreign operation	—	—	—	—	—	6,493	—	6,493	117	6,610

Comprehensive income of the year	—	—	—	—	—	(2,215)	145,790	143,575	57,383	200,958

Transactions with shareholders:
- Dividend distribution (Note 36 d)	—	—	—	—	—	—	—	—	(59,677)	(59,677)
- Contributions (devolution) of non-controlling shareholders, net (Note 36 c)	—	—	—	—	—	—	—	—	(33,197)	(33,197)
- Additional acquisition of non-controlling interest (Note 36 a)	—	—	—	—	(669)	—	—	(669)	(273)	(942)
- Deconsolidation of former subsidiary	—	—	—	—	—	—	—	—	(7,801)	(7,801)

Total transactions with shareholders	—	—	—	—	(669)	—	—	(669)	(100,948)	(101,617)

Balances as of December 31, 2017	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078

The accompanying notes on pages F-9 to F-108 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts are expressed in thousands of S/ unless otherwise stated)

			For the year ended December 31,
	Note		2015	2016	2017
OPERATING ACTIVITIES
Profit (loss) before income tax			154,617	(563,404)	332,275
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	27		217,070	205,522	199,794
Amortization of other assets	27		89,355	82,743	86,557
Impairment of inventories	27		17	36,353	40,908
Impairment of accounts receivable and other accounts receivable	27		5,806	419,584	19,109
Debt condonation	5.1 f	)	—	(431,484)	—
Impairment of property, plant and equipment	27		3,796	9,263	14,680
Impairment of intangible assets	29		—	54,308	49,609
Financial expenses-CCDS			—	7,004	—
Expenses for liquidation of works - CCDS			—	164	—
Indemnification			—	(33,600)	3,220
Profit (loss) on fair value of financial asset at fair value through profit or loss			(2,740)	31	(34)
Change in the fair value of the liability for put option	23		(18,627)	(984)	(1,400)
Other Provisions	23		6,398	9,486	9,510
Dividends income from available-for-sale financial assets			(7,215)	—	—
Return receipt from Morelco			—	(6,658)	—
Remeasurement of purchase consideration of Morelco	33 b	)	—	(7,166)	—
Financial expense,net			125,096	106,739	138,016
Other provisions in CCDS			—	24,915	—
Share of the profit and loss in associates and joint ventures
under the equity method of accounting	16 a) b)		(24,993)	589,710	(1,327)
Reversal of provisions	23		(7,796)	(17,883)	(1,044)
Disposal of assets			5,881	3,951	5,438
Disposal of investments			2,755	1,227	106
Profit on sale of property, plant and equipment	17		(17,385)	(18,393)	(26,883)
Loss on financial asset at fair value through profit or loss			450	221	—
Loss on sale of non-current asset held for sale			—	22	45
Profit on sale from available-for-sale financial assets	10		—	(46,337)	(25,768)
Loss (Profit) on sale of investments in subsidiaries			8,289	—	(244,313)
Loss on remeasurement of accounts receivable			—	76,864	15,807
Loss on remeasurement of investment			—	6,832	—
Net variations in assets and liabilities:
Trade accounts receivable and working in progress			(50,150)	115,263	(213,126)
Other accounts receivable			(184,181)	(85,234)	33,196
Other accounts receivable from related parties			(133,286)	84,448	(245,688)
Inventories			(220,670)	33,709	279,867
Pre-paid expenses and other assets			11,667	(99)	(6,494)
Trade accounts payable			199,402	(87,553)	463,401
Other accounts payable			(60,073)	114,666	(62,280)
Other accounts payable to related parties			14,777	45,902	(66,819)
Other provisions			(6,770)	(2,756)	(1,680)
Interest payment			(110,884)	(171,572)	(173,662)
Payments for purchases of intangibles - Concessions			(142,575)	(97,711)	(20,178)
Payment of income tax			(150,337)	(125,619)	(144,545)

Net cash (applied to) provided by operating activities			(292,306)	332,474	456,297

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (continue)

(All amounts are expressed in thousands of S/ unless otherwise stated)

	Note		For the year ended December 31,
			2015	2016	2017
INVESTING ACTIVITIES
Sale of available-for-sale investment			5,613	107,341	391,786
Sale of property, plant and equipment			55,832	66,086	127,221
Sale of financial asset at fair value through profit or loss			—	1,427	98
Sale of non-current assets held for sale			(13,496)	117	43,367
Refunding for price adjustment - Morelco			—	6,658	—
Return of contributions			481	1,963	—
Interest received			32,162	15,370	6,992
Dividends received	16 b	) 34	59,175	27,992	3,758
Payment for purchase of investments properties			(748)	(17,543)	(1,183)
Payments for intangible purchase			(32,883)	(45,706)	(97,112)
Payments for purchase and contributions on investment in associate and joint ventures	16 a	)	(464,086)	(389,657)	(2,116)
Payments for property, plant and equipment purchase			(193,156)	(147,732)	(123,941)

Net cash (applied to) provided by investing activities			(551,106)	(373,684)	348,870

FINANCING ACTIVITIES
Loans received			4,448,332	3,941,750	1,406,717
Bonds issued	20		814,016	178,640	—
Amortization of loans received			(4,549,000)	(3,914,570)	(2,044,256)
Amortization of bonds issued			(16,480)	(25,281)	(39,151)
Payment for transaction costs for debt			(18,516)	(650)	(31,286)
Dividends paid to owners of the parent			(104,911)	(30,853)	—
Dividends paid to non-controlling interest			(4,535)	(25,473)	(43,942)
Cash received from non-controlling shareholders	36 b	)	10,329	(19,099)	(33,197)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders			(223)	(18,702)	(942)

Net cash provided by (applied to) financing activities			579,012	85,762	(786,057)

(Net decrease) net increase in cash			(264,400)	44,552	19,110
Cash and cash equivalent at the beginning of the year			818,402	554,002	606,950

Cash and cash equivalent at the end of the year	9		554,002	598,554	626,060

NON-CASH TRANSACTIONS:
Debt capitalization			—	8,308	—
Acquisition of assets through finance leases			92,093	65,336	48,507
Recognition of debt as guarantor			—	608,247	—
Change in fair value of available-for-sale financial assets			19,973	—	—
Adjustment for deconsolidation of former subsidiaries			9,298	—	—
Establishment of joint operation - Panorama Plaza de negocios (net assets)			36,180	—	—
Dividends declared to non-controlling interest			—	—	15,735

The accompanying notes on pages F-9 to F-108 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2016 AND 2017

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

The Company is the parent of the Graña y Montero Group (hereinafter the Group, which includes the Company and subsidiaries) and it is mainly engaged in holding investments in different Group companies. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory, human resources management and office operating leasing to the Group companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services. See details of operating segments in Note 7.

b)	Authorization for issue of the financial statements

The consolidated financial statements for the year ended December 31, 2017 were prepared and issued with Management and Board of Directors authorization on June 29, 2018 and will be submitted for consideration and approval at the General Shareholders’ Meeting. Management expects that the consolidated financial statements as of December 31, 2017 will be approved with no changes.

The consolidated financial statements for the year ended December 31, 2016 were approved by the General Shareholders’ Meeting on June 12, 2018

c)	Current situation of the Company

1)	Projects conducted in association with group companies Odebrecht

Our company and one of its subsidiaries participated as minority shareholder in certain entities that developed six infrastructure projects in Peru with companies belonging to the group Odebrecht (from now on Odebretch). In 2016, Odebrecht entered into a Plea Agreement with the authorities of the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted the commission of corrupt acts in connection with two of these projects (tranches 2 and 3 of the Interoceánica Sur highway (“IIRSA Sur”) and the project to construct the Tren Eléctrico). As a consequence of this agreement, the Peruvian authorities opened investigations.

i)	IIRSA Sur

With respect to the investigations conducted in relation to IIRSA Sur, the Public Prosecutor’s Office included the former Chairman of the Board of Directors, for collusion; a former Director, and a former executive of the Company, for money laundering. Subsequently, Graña y Montero S.A.A. and GyM S.A. were incorporated as subjects investigated in the case described above. The companies appealed this decision and later the Superior Court ruled in favor of the companies.

In addition, the Peruvian authorities have requested incorporation of Graña y Montero S.A.A. as third party responsible on a civil basis and the Company has filed an opposition to the government’s motion. Oral arguments will be made to the court on a hearing that is yet to be scheduled. The Company believes that it has a solid defense and that therefore, the case would be resolved in its favor.

ii)	Electric Train

The Peruvian authorities also requested to incorporate GyM S.A. as a third party responsible on a civil basis in the case related to the project to construct the electric train. The Company has filed an opposition. Oral arguments were made to the court on a hearing held on May 29, 2018; to date the court resolution regarding this request is pending. The management believes that the case would be resolved in its favor.

2)	The Constructor Club

On July 11, 2017, Commission of Free Competition (“Indecopi”) initiated an investigation against several construction companies, including GyM S.A., about the existence of an alleged cartel called the Constructor Club, Throughout the investigation, GyM S.A., has provided to the Indecopi with all the information requested.

The Company’s former commercial manager is under a criminal investigation, as well as other individuals related to other construction companies. However, the Company is not included in this case.

To date, the result of the case described is uncertain because it is in the preliminary phase and depends on the actions of the third parties that have been included in the investigation. Management believes that the contingency should not have a significant equity impact due to the company’s limited link with the alleged facts.

3)	Anticorruption Law application to the Group

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF have mitigated the Company and subsidiaries exposure to the cases described in sub sections 1) and 2) above. These rules set clear guidelines to estimate the potential compensation reducing the uncertainty derived from the legal proceedings, by among other things, preventing the imposition of liens or attachments of assets that would impair the ability to operate.

The benefits of the mentioned rules are subject to the fulfillment of the following obligations:

•	The obligation to set up a trust that will guarantee any eventual payment obligation of an eventual civil compensation and the interests in favor of the Peruvian State;

•	The obligation not to transfer funds abroad without the prior consent of the Ministry of Justice;

•	The implementation of a compliance program; and

•	The obligation to disclose information to the authorities and to collaborate in the investigation.

The Group has designed a compliance program which is currently under implementation. In addition, it fully cooperates with the authorities in its investigations and is doing the preliminary work for the constitution of the trust of the alleged facts. It is also engaged in preliminary works necessary to set up the trust while it receives from the authorities the amount of the trust.

Based on the standards indicated and their guidelines, management has estimated that the value of the assets that the Company and its Subsidiaries could eventually assign to the trust will amount to approximately US $ 41 million and calculates that their contingency for the cases described above should not exceed of US $ 51 million.

4)	Independent Investigation related to Group business with Odebrecht.

On January 9, 2017, the Board of Directors approved a plan to conduct an internal investigation related to six projects executed in association with Odebrecht.

On March 30, 2017, the Board of Directors created a Risk, Compliance and Sustainability Committee who was in charge of the oversight of the investigation independent from management. The investigation was conducted by outside counselor reported to the Risk, Compliance and Sustainability Committee.

The independent investigation concluded on November 2, 2017 and found no evidence for determining that the Group or any of its former or current directors or executives had intentionally or knowingly participated in acts of corruption related to the six projects developed in association with Odebrecht.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied in all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the IASB in force as of December 31, 2016 and December 31, 2017, respectively.

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

The Group evaluates measurement of the non-controlling interest on an acquisition-by-acquisition basis. At December 31, 2016 and 2017, the measurements of the non-controlling interest in the Group´s acquisitions were made at the non-controlling interest´s proportionate share of the recognized amounts of the acquiree´s identifiable net assets.

Business acquisition-related costs are expensed as incurred.

Any contingent consideration assumed by the Group with the selling party is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” as profit or loss.

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

For consolidating subsidiaries, balances, income and expenses from transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized as assets are also eliminated. Group companies use common accounting practices, except for those that are specifically required for specific businesses.

b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, in other words as transactions with owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interest are also recorded in equity at the time of disposal.

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

Joint ventures are accounted for using the equity method. Under this method, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in the comprehensive income statement.

The Group assesses on an annual basis whether there is any objective evidence that the investment in the joint ventures and associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the impairment loss in share of the profit or loss in associates and joint ventures under the equity method of accounting in the income statement. In addition, the Group stops the use of the equity method if the entity ceases to be an operating entity.

Joint operations are joint arrangements whereby the parties that have joint control of the arrangement, have rights over the assets, and obligations for the liabilities, relating to the arrangement. Each party recognizes its assets, liabilities, revenue and cost and its share of any asset or liability jointly held and, on any revenue, or cost arisen from the joint operation.

In the Group, joint operations mainly relate to consortiums (entities without legal personality) created exclusively for the development of a construction contract. Considering that the only objective of the consortium is to develop a specific project, all costs and revenue are included within revenue from construction activities and cost of construction activities, respectively.

e)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method (see section d) above).

Profits and losses resulting from transactions between the Group and its associates are recognized in the Group’s consolidated financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are changed where necessary to ensure consistency with the policies adopted by the Group.

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

The consolidated financial statements are presented in soles, which is the functional presentation currency of the Group. All subsidiaries, joint arrangements and associates use the Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated income statement, except when deferred in other comprehensive income.

Exchange differences arising on loans from the Company to its subsidiaries in foreign currencies are recognized in the separate financial statements of the Company and separated financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are re-classified in the income statement on the disposal of the subsidiary or debt repayment; to the extent such loans qualify as part of the “net investment in a foreign operation”.

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

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows:

i)	Assets and liabilities for each statement of financial position are translated using the closing exchange rate prevailing at the date of the consolidated statement of financial position;

ii)	income and expenses for each income statement are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rate on the date of the transaction);

iii)	capital is translated by using the historical exchange rate for each capital contribution made; and

iv)	all exchange differences are recognized as separate components in other comprehensive income (loss), within foreign currency translations adjustment.

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

a)	It is recognized a financial asset to the extent that it has a contractual right to receive cash or other financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts. These financial assets are recognized initially at fair value and subsequently at amortized cost (the financial model).

b)	It is recognized an intangible asset to the extent that the service agreement grants the Group a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.15 (intangible asset model).

c)	It is recognized a financial asset and an intangible asset when the Group recovers its investment partially by a financial asset and partially by an intangible asset (bifurcated model).

2.6	Cash and cash equivalents

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

c)	Financial assets held for sale

Financial assets for sale are non-derivatives that are either designated in this category or not classified in any of the other categories. They are registered at cost and are included in non-current assets as “Other Financial Assets” unless Management intends to dispose them within 12 months of the date of the statement of financial position.

2.7.2	Recognition and measurement

The usual purchases and sales of financial assets are recognized at the trading date, the date on which the Group commits to buy or sell the asset. Investments are initially recognized at their acquisition value (fair value at the time of purchase). Financial assets available for sale are subsequently recorded at their fair value. Loans and accounts receivable are subsequently recorded at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category is presented in profit or loss within “Other income and expenses, net” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of “Other income and expenses, net” when the Group’s right to receive payments is established.

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

For the loans and receivables category, the amount of any loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of income. If a loan or an account receivable has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

b)	Assets classified as available-for-sale

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

2.10	Trade accounts receivables

Trade receivables are amounts due from customers for goods or services sold by the Group. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment, except for receivables of less than one year that are stated at nominal amount which is similar to their fair values since they are short term.

2.11	Work in progress

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

2.12	Inventories

The inventories include land, works in progress and finished buildings related to the real estate activity; materials used in the construction activity and merchandise and supplies marketed as part of the computer services segment.

a)	Real estate activity

Land used for the execution of real estate projects is recognized at acquisition cost. Work in progress and finished real estate includes the costs of design, materials, direct labor, borrowing costs (directly attributable to the acquisition, construction, production of the asset), other indirect costs and general expenses related to construction phase.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The Group reviews annually whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) land bought for future real estate projects which are compared to their net appraisal value; if the acquisition value is higher, a provision of impairment is made; ii) land under construction, impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, a estimate is made for impairment; and iii) completed real estate units; these inventory items are compared to the selling prices less selling expenses; if these selling expenses are higher, a provision for impairment is made.

For the reductions in the carrying amount of these inventories to their net realizable value, a provision is made for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

b)	Other Activities

Materials and supplies are estimated under the weighted average cost method or its replacement value, the lower. The cost of these items includes freight and non-refundable applicable taxes. The estimation for devaluation is estimated on the basis of specific analyzes carried out by the Management on its rotation. If it is identified that the book value of the stocks of materials and supplies exceeds their replacement value, the difference is charged to income in the year in which this situation is determined. Management considers that at the date of the consolidated financial statements it is not necessary to establish additional provisions to cover losses due to obsolescence of these inventories.

2.13	Investment property

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

Depreciation is determined at rates calculated to write off cost, less estimated residual value, of each asset on a straight-line basis over its estimated useful life. The estimated useful lives of those properties range from 5 to 33 years.

The investment properties held by the Group correspond to: (i) “Agustino Plaza” Shopping Center, located in the El Agustino District, (ii) the 35% participation in the “Panorama Panorama” Shopping Plaza, located in the district of Santiago de Surco and (iii) the stores located within the stations of Line 1 of the Lima Metro; the properties that are owned by the subsidiary VIVA GyM SA. Fair value is estimated to be US$34.5 million, equivalent to S/112.7 million as of December 31, 2017 (US$29.5 million, equivalent to S/99 million, as of December 31 of 2016). The sales stores of these properties have been leased as an operating lease with third parties.

These investment properties have been leased under the modality of an operating lease to third parties.

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

Depreciation of machinery, equipment and vehicles recognized as “Major equipment” are depreciated based on their hours of use. Under this method, the total number of work hours that machinery and equipment is capable to produce is estimated and a charge per hour is determined. The depreciation of other assets that do not qualify as “Major equipment” is calculated under the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

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

Trademark impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized immediately as an expense in item “Other income and expenses, net”.

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

Costs incurred in preparing wells to extract hydrocarbons in Blocks I, III, IV and V, located in Talara, and are capitalized as part of intangible assets. These costs are amortized over the useful lives of the wells (estimated to be 5 years for Blocks I and V and unit of production method for Blocks III and IV), when is less than the period of the service agreement signed with Perupetro.

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

Refers rights maintained by the subsidiary Promotora Larcomar S.A. Rights of use of land are stated at historical cost less amortization and any accumulated impairment losses. The useful life of this asset is based on the agreement signed (60 years) and may be extended if agreed by parties. Amortization will begin when it becomes ready for its intended use by Management.

2.16	Impairment of non-financial assets

Assets subject to amortization are subject to impairment tests when events or circumstances occur that indicate that their book value may not be recovered. Impairment losses are measured as the amount by which the book value of the asset exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of its fair value and its value in use. For purposes of the impairment assessment, assets are grouped at the lowest levels in which they generate identifiable cash flows (cash-generating units). The book value of non-financial assets other than goodwill that have been subject to write-offs for impairment are reviewed at each reporting date to verify possible reversals of impairment.

2.17	Trade accounts payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are initially recognized at their fair value and subsequently are amortized at amortized cost using the effective interest method, except for accounts payable less than one year that are recorded at their nominal value that is similar to their fair value due to its maturity in the short term.

2.18	Other financial liabilities

Corresponds to the loans and bonds issued by the Group, which are initially recognized at their fair value, net of the costs incurred in the transaction. These financial liabilities are subsequently recorded at amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the income statement during the period of the loan using the effective interest method.

The costs incurred to obtain these financial liabilities are recognized as transaction costs to the extent that it is probable that part or the entire loan will be received. In this case, these charges are deferred until the time the loan is received.

2.19	Borrowing costs

Debt costs are recognized at the income statement in the period in which they have been incurred, except for intangible assets and inventories (Note 18-c and 15) in which the borrowing costs are capitalized.

The general and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, which are assets that necessarily take a substantial period (more than 12 months) to reach their condition of use or sale, are added to the cost of said assets until in such period the assets are substantially ready for use or sale. The Group suspends the capitalization of borrowing costs during the periods in which the development of activities of a qualified asset has been suspended. The income obtained from the temporary investment of specific loans that have not yet been invested in qualified assets is deducted from the borrowing costs eligible for capitalization.

2.20	Current and deferred income tax

Income tax expense comprises current and deferred tax. Tax expense is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or equity, in which case, it is recognized in the statement of comprehensive income or directly in equity, respectively.

The current income tax is calculated based on the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

Management, where appropriate, establishes provisions based on amounts expected to be paid to the tax authorities. Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or is settled.

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

2.21	Employee benefits

The Group recognizes a liability when the employee has rendered services in exchange for which he is entitled to receive future payments and an expense when the Group has consumed the economic benefit from the service provided by the employee in exchange for the benefits in question.

The Group determines employee benefits in accordance with current labor and legal regulations and classifies them as short-term benefits, post-employment benefits, long-term benefits and termination benefits.

Short-term benefits are those other than termination indemnities, whose payment is settled in the twelve months following the end of the period in which the employees have rendered the services; they correspond to current remunerations (salaries, salaries and contributions to social security), annual paid and sick absences, participation in profits and incentives and other non-monetary benefits.

Post-employment benefits are those other than termination benefits that are paid after completing your period of employment with the entity. Retirement benefits or post-employment benefit plans can be classified into (i) Defined contribution plans and (ii) Defined benefit plans. The Group maintains defined benefit plans and therefore assumes the actuarial risk.

Long-term benefits are those benefits that must be paid more than twelve months after the end of the period in which the services were rendered. As of December 31, 2016, and 2017, the Group does not grant benefits in this category.

Termination benefits are those benefits payable as a result of: (i) the entity’s decision to terminate the employee’s contract before the retirement date, and (ii) the employee’s decision to voluntarily accept the conclusion of the relationship of work.

Short-term benefits:

a)	Current salaries and wages

The current remunerations are constituted by salaries, wages, contributions to social security, statutory bonuses and compensation for time of services. Salaries, wages and contributions to social security are settled on a monthly basis.

Entities of the Group recognize the expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru, Chile, Bolivia, Guyana and Colombia. In Peru bonuses correspond to two monthly payments, settled one in July and one in December of each year.

The compensation for time of services corresponds to the indemnification rights of the staff, and is accrued based on the consideration of the service calculated according to the legislation in force in each country in which the entities that make up the Group operate and determine as follows: (i) in Peru it is equivalent to half the remuneration in force at the date of payment and this is effected by deposit in bank accounts designated by the workers in the months of May and November of each year; (ii) In Colombia, it is equivalent to 8.33% of the monthly remuneration, (iii) in Bolivia, the calculation is made taking into account the average salary or wages of the last three months. In Chile and Guyana, this benefit is not available.

b)	Annual paid absences

Annual holidays are recognized on an accrual basis. The provision for the estimated obligation resulting from the services rendered by employees is recognized on the date of the consolidated statement of financial position and corresponds; (i) one month for personnel in Peru, (ii) fifteen days for personnel in the Dominican Republic and Colombia, and (iii) in the case of Chile and Bolivia, they are subject to the worker’s seniority and range from fifteen and thirty days.

c)	Share in profits and incentives

The participation of the workers in the profits is determined on the basis of the legal provisions in force in each country where the entities that make up the Group operate, as follows: (i) in Peru it is equivalent to 5% of the taxable matter determined by each Company of the Group, in accordance with current income tax legislation, (ii) in the case of the branch domiciled in the Dominican Republic, the worker participation rate is 10%; (iii) in Chile, workers’ participation is a component of the remuneration (equivalent to 4.75 minimum wages per year) and not a determinable percentage of the utility, (iv) in Bolivia the participation equals one monthly salary and the total distributed cannot exceed 25% of the profits determined under local regulations, (v) in Colombia and Guyana these benefits are not provided to employees.

Post-employment benefits

The CAM subsidiary has pension plans for its staff. The liability recognized in the statement of financial position with respect to defined benefit plans is measured based on the present value of the obligation at the end of the reporting period less the fair value of the plan assets.

The present value of the defined benefit obligations is determined by discounting the estimated future cash flows using the interest rates of high quality corporate bonds denominated in the currency in which the benefits will be paid and with maturity periods similar to the obligations for pension plans. In countries where there is no market with instruments with similar characteristics, the market rate of government bonds will be used.

The remeasurements that arise from adjustments and changes in the actuarial assumptions are recorded in other comprehensive income in the period in which they arise.

Termination	benefits.

The Group entities recognize the liability and expense for severance payments when they occur, based on the legal provisions in force in each country. In the legislation of Peru, the compensation for arbitrary dismissal for personnel with an indefinite contract amounts to 1.5 times the monthly remuneration for each year worked.

In Colombian legislation, compensation depends on the remuneration received; in the legislation of Chile is granted compensation of 30 days of salary for each year worked with a maximum salary of 330 days.

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

b)	Provision for the closure of production wells

The subsidiary GMP S.A. recognizes a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from said obligation measured at its fair value discounted at its present value, the valuation techniques established by IFRS 13, “Measurement of Fair Value”, simultaneously charged to the intangible account in the statement of financial position.

Subsequently, the liability will increase in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost is depreciated based on the useful life of the related asset. When a liability is settled, the subsidiaries entities will recognize any gain or loss that may arise. The fair value changes estimated for the initial obligation and the interest rates used to discount the flows, any decrease in the provision, and any decrease of the asset that may exceed the carrying amount of said asset is immediately recognized in the income statement.

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the subsidiaries will also take into consideration if said increase corresponds to an indicator that the asset has been impaired and, if so, impairment tests are carried out (Note 2.16).

2.23	Put option arrangement

The subsidiary GyM S.A. signed a sale option contract on the equity of its subsidiary Morelco SAS (Note 33 b) that allows the shareholder to reallocate its shares over a period of 10 years. The amount payable under the option is initially recognized at the present value of the reimbursement under “Other accounts payable”, directly charged to equity. The charge to equity is recorded separately as put options subscribed on the non-controlling interest, adjacent to the non-controlling interest in the net assets of the consolidated subsidiaries.

Subsequently, the financial liability is updated by changes in the assumptions on which the estimation of the expected cash flows is based and by the financial component due to the passage of time. The effects of this update are recognized in results. In the event that the option expires without being exercised, the liability is written off with the corresponding adjustment to equity.

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

In the statement consolidated of financial position, the Group shows the net position of each contract as an asset or a liability. A contract is considered an asset when the costs incurred plus recognized earnings less the sum of all the recognized losses and consolidated assessments exceed work in progress billings; this asset is shown in the statement of financial position as “Unbilled work in progress”; otherwise they are presented as a liability within “Trade accounts payables”.

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

iv)	Revenue from Information Technology Services (IT)

The sale of computer equipment includes some services to be provided in a subsequent date to the asset sale as installation and maintenance. When sales agreements include multiple elements, the amount of the revenue is attributed to each element based on their related fair values. The fair value of each element is determined based on the market price prevailing for each element when sold separately. Revenue derived from computer equipment is recognized when the related risks and rewards are transferred to the customer, which occurs upon delivery. Revenue relating to each service element is recognized using the straight-line method.

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

Contract costs include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs and indirect costs. Periodically, the Group evaluates the reasonableness of the estimates used in the determination of the percentage-of-completion. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred.

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

The interest element of the finance cost is charged to the consolidated income statement of over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the useful life of the asset or the lease term.

b)	Group as a lessor

The Group only has operating leases and the leased assets are stated in the statement of financial position based on the nature of the asset. Revenue from operating leases are recognized under the straight-line method over the lease term and the incentives given to lessees reduce the revenue obtained from leases.

2.28	Dividend distribution

Dividend distribution to the Group shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved.

2.29	Significant non-operating items

Significant non-operating items are separately shown in the financial statements when they are necessary to provide a more adequate understanding of the Group’s financial performance. These material items are income or expenses shown separately due to their nature or significant amount.

3	ADOPTION OF NEW INTERNATIONAL FINANCIAL INFORMATION REGULATIONS (IFRS), AMENDMENTS AND INTERPRETATIONS

3.1.	Standards, amendments and interpretations published but not yet in force

The relevant standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

IFRS 9 “Financial Instruments”

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The Group plans to adopt the new standard on the required effective date and will not restate comparative information.

During 2017, the Group performed a detailed impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2018 when the Group will adopt IFRS 9. Overall, the Group expects no significant impact on its statement of financial position or equity from the adoption of IFRS 9. In addition, the Group will adopt changes in certain financial instruments.

a)	Classification and measurement

Management expects to maintain the measurement at fair value for all financial assets that are currently measured at that value. There is no impact on financial liabilities.

b)	Impairment

IFRS 9 requires the Group to record an expected credit loss for its debt instruments, loans and account receivables, regardless of the period. The Group will apply the simplified approach on all trade receivables and the general approach for accounts that originate from loans and third parties and related companies.

The Group will strengthen the internal controls, processes and systems regarding the identification of the different financial instruments of accounts receivable loans so that from the moment of initial recognition these items are recognized at their recoverable value. Given the substantially current nature of these accounts and the guarantees received, the Group expects that there will be no significant impact on its consolidated financial statements as a result of the adoption of this standard.

c)	Hedge accounting

The Group has determined that all hedge transactions that are currently designated as effective hedges will continue to qualify as hedge accounting under IFRS 9. The Group has chosen not to retrospectively apply IFRS 9 at the time of transition for those hedges designated as hedges under IAS 39. As IFRS 9 does not change the main principles of how an entity should record the effective hedges.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration agreed with the customer. The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1 2018. Early adoption is permitted.

The Group plans to adopt the new standard on the required effective date using the modified retrospective method, under which the accumulated effect of applying this new standard is presented adjusting the beginning balance of accumulated results (January 1, 2018). During 2016, the Group performed a preliminary assessment of IFRS 15, which was followed by a more detailed analysis in 2017.

(a)	Engineering and Construction

At the time of the adoption of IFRS 15, the segment considered the following:

i)	In the case of additional services, the Group will strengthen the internal controls, processes and systems regarding the obtaining of the valorizations approved by clients, the follow-up of their timely collection and the write off if necessary.

ii)	In the case of work in progress (Note 12), the Group will strengthen the internal controls, processes and systems with respect to the support required to register adjustments for work progress and the construction contract margin as of the date of the financial statements

iii)	In the case of construction contracts, the Group will strengthen the internal controls, processes and systems regarding the identification of the different performance obligations agreed in the contract with the client, mainly in the Engineering, Procurement and Construction contracts (EPC by its acronym in English). During the review process of the current procedures and those required by IFRS 15, we observed a case whose current accounting treatment must be corrected in order to recognize the different performance obligations contemplated in the contract. The Group is in the process of determining the effect of this situation on its financial statements, although it estimates that it will not be significant at the date of adoption of IFRS 15 or in subsequent years

iv)	In the case of penalties, the Group will strengthen its policies on factual support to support that the recognition of charges is not required to the results

(b)	Infrastructure

In the case of penalties, the Group will strengthen its policies to support the recognition at the income statement is not required. Specifically, in the contract between OTAS and PLUSPETROL, the Group will strengthen the internal controls, processes and systems regarding the identification of the different performance obligations agreed with the client.

(c)	Real Estate

In the case of real estate sales contracts, the Group will strengthen the internal controls, processes and systems regarding the identification of the different performance obligations agreed in the contract with the client, mainly in contracts that include sale of common areas. During the review of current procedures and those required by IFRS 15, we observe a case whose current accounting treatment must be adapted in order to recognize the different performance obligations contemplated in the contract. The Group is in the process of determining the effect of this situation on its financial statements, although it estimates that it will not be significant at the date of adoption of IFRS 15 or in subsequent years

(d)	Presentation and disclosure requirements

IFRS 15 requires the presentation and disclosure of more detailed information than required by current regulations. The presentation requirements represent a significant change in current practice and will increase the volume of disclosures required in the Group’s financial statements. In 2017, the Group continued testing its internal controls, policies and procedures necessary to collect and disclose the required information.

IFRS 16 “Leases”

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees: leases of ‘low-value’ assets and short-term leases. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted only in conjunction with the adoption of IFRS 15. The Group is evaluating the impact of IFRS 16 in its consolidated financial statements with the identification, collection and analysis of current lease agreements.

4	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks and carries out periodic supervision and monitoring.

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

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2016, and 2017 this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos. The foreign exchange risk of the investments in Bolivia and Panama are not significant due to the volume of operations.

At December 31, 2017, the consolidated statement of financial position includes assets and liabilities in foreign currency (mainly in U.S. dollars) equivalent to S/1,851.3 million and S/1,982 million, respectively (S/2,770.9 million and S/2,708.30 million, respectively, at December 31, 2016) equivalents to US$570.5 million and US$610.8 million, respectively (US$826.6 million and US$806 million, respectively, at December 31, 2016).

During 2017, the Peruvian Sol, the Chilean and Colombian Pesos were exposed against the U.S. dollar. The Group’s exchange gains and losses for 2017 amounted to S/336.8 million and S/330.5 million, respectively (S/761.8 million and S/774.3 million, respectively, in 2016 and S/427.2 million and S/510.1 million, respectively, in 2015).

If at December 31, 2017 the Peruvian Sol and the Chilean and Colombian Pesos had strengthened/weakened by 2% against the U.S. dollar, with all other variables held constant, the pre-tax profit for the year would have increased/decreased by S/0.1 million (S/0.3 million in 2016 and S/1.7 million in 2015).

At December 31, 2017 the consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. Their financial position includes assets and liabilities in functional currency equivalent to CLP 77,199.1 million and CLP 74,447.9 million, respectively (CLP 75,561.3 million and CLP 87,221.10 million, respectively, at December 2016), COP 101,300.8 million and COP 74,319.7 million, respectively (COP 169,774.8 and COP 166,091.8 million, respectively, at December 2016).

The Group’s foreign exchange translation adjustment for 2017 was negative for S/11.3 million (negative for S/14.3 million in 2016 and S/59.7 million in 2015).

ii)	Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Group policy is to maintain most of its borrowings at fixed rate instruments; 57.8% of total debt in 2017 (52.8% in 2016) was contracted at fixed rates and 42.2% at variable rates (47.2% in 2016) which consisted of a 22.9% fixed rate plus VAC (adjusted for inflation) and the remaining 19.3% at a variable rate (18% fixed rate + VAC and the remaining 29.2% at a variable rate in 2016).

The debt subject to fixed rate plus VAC is related to a bond issued in Peruvian soles to finance the GyM Ferrovías Project, Metro Line 1 (Note 20). Any increase in the interest rate resulting from higher inflation will have no significant impact on the Group’s profit because these revenues are also adjusted for inflation.

During 2017 and 2016 borrowings at variable rates are denominated in Peruvian Soles and U.S. dollars and the Group’s policy is to manage their cash flow risk by using interest-rate swaps, which are recognized under hedge accounting. However, regarding the variable rate loans related to GSP (Note 19-a), Management decided to assume the risk since it expects to pre-pay them before due. If at December 31, 2017, the Libor rate plus 3 months had increased/ decreased by 5%, with all other variables held constant, the pre-tax profit for the year would have increased/ decreased by S/0.49 million (S/0.40 million in 2016). In 2017 and 2016 there were no significant ineffectiveness in the cash flow hedge.

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

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, as of December 31, 2016, the Group started to experienced liquidity risk due to the early termination of the GSP concession agreement and the obligations assumed (Note 16 a-i). As a consequence, the Group started a disinvestment plan to be able to meet the obligations resulting from this scenario (Note 38).

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs, so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

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

	Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
At December 31, 2016
Other financial liabilities (except for finance leases)	1,936,825	128,508	173,145	—	2,238,478
Finance leases	127,496	85,989	26,780	19,506	259,771
Bonds	113,299	180,431	365,697	1,334,485	1,993,912
Trade accounts payables	1,276,617	—	—	—	1,276,617
Accounts payables to related parties	80,217	28,082	37,238	—	145,537
Other accounts payables	303,827	49,064	143,655	—	496,546
Other non-financial liabilities	—	1,081	—	—	1,081

	3,838,281	473,155	746,515	1,353,991	6,411,942

At December 31, 2017
Other financial liabilities (except for finance leases)	1,003,500	336,913	290,253	—	1,630,666
Finance leases	72,864	41,877	24,022	638	139,401
Bonds	109,746	148,986	353,349	1,272,647	1,884,728
Trade accounts payables	1,453,046	—	—	—	1,453,046
Accounts payables to related parties	55,174	25,954	—	—	81,128
Other accounts payables	153,498	34,527	371,976	—	560,001
Other non-financial liabilities	—	383	—	—	383

	2,847,828	588,640	1,039,600	1,273,285	5,749,353

4.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In 2017 the situation of the Group, has lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note19-a and Note 38-a).

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

As of December 31, 2017, and 2016, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70.

As of December 31, the gearing ratio was as follows:

	2016	2017
Total financial liabilities and bonds	3,348,152	2,637,630
Less: Cash and cash equivalent	(606,950)	(626,180)

Net debt	2,741,202	2,011,450
Total equity	2,489,737	2,589,078

Total capital	5,230,939	4,600,528

Gearing ratio	0.52	0.44

4.3	Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

•	Level 1:	Measurement based on quoted prices in active markets for identical assets or liabilities.

•	Level 2:	Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3:	Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The table below shows the Group’s assets and liabilities measured at fair value at December 31, 2016 and 2017:

	Level 1	Level 2	Level 3	Total
At December 31, 2016
Financial assets
Financial assets at fair value through profit or loss	6,379	—	—	6,379
Financial liabilities
Derivatives used for hedging	—	1,081	—	1,081
At December 31, 2017
Financial assets
Financial assets at fair value through profit or loss	181	—	—	181
Financial liabilities
Derivatives used for hedging	—	383	—	383

There were no transfers between levels 1 and 2 during the year.
Financial instruments in level 3

The fair value as of December 31, 2015 of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as other financial asset was based on observable inputs in the market and unobservable inputs. The Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 10).

The following table shows the changes in fair value by the investment held in TGP for the years ended on December 31:

	2015	2016
Opening balance	93,144	120,134
Unrealized gains (losses) recognized in the period	26,990	(2,996)
Derecognition of investment sold:
- Historical cost of investment	—	(61,105)
- Cumulative fair value	—	(56,033)

Final balance	120,134	—

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

a)	Estimated impairment of goodwill and other intangible assets with indefinite useful life

Impairment reviews are undertaken annually to determine if goodwill arising from business acquisitions and other intangible assets with indefinite useful life are impaired, in accordance with the policy described in Note 2.15-i). For this purpose, goodwill is allocated to the different CGU to which it relates while other intangible assets with indefinite useful life are assessed individually. The recoverable amounts of the CGU and of other intangible assets with indefinite useful life have been determined based on the higher of their value-in-use and fair value less costs to sell. This evaluation requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including preparing future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

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

In accordance with the impairment evaluations carried out by the Management, losses due to deterioration of the goodwill and of the trademarks have been recognized; they were generated by the decrease in the expected flows as a reduction of the contracts’ “backlog”.

At December 31, 2016 and 2017 the Group has performed a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate and revenue and terminal growth rate by a 10%, with all the other variables held constant, as follows:

	Difference between recoverable amount and carrying amounts
	2016		2017

Goodwill
Gross margin	(10%)	+10%	(10%)	+10%
Mining construction services	19.18%	71.19%	—	—
Engineering and construction	(42.68%)	17.85%	81.31%	143.63%
Electromechanical	32.16%	74.41%	197.30%	620.85%
IT equipment and services	200.93%	289.04%	0.32%	38.87%
Telecommunication services	(110.85%)	176.40%	465.17%	1339.26%

Discount rate:	(10%)	+10%	(10%)	+10%
Mining construction services	65.94%	28.99%	—	—
Engineering and construction	8.22%	(27.56%)	146.07%	86.86%
Electromechanical	74.42%	36.77%	478.08%	354.39%
IT equipment and services	285.63%	212.65%	30.06%	11.25%
Telecommunication services	70.31%	4.59%	2190.66%	1967.37%

Terminal growth rate:	(10%)	+10%	(10%)	+10%
Mining construction services	42.92%	47.55%	—	—
Engineering and construction	(16.49%)	(7.84%)	107.41%	117.91%
Electromechanical	51.14%	55.62%	402.19%	416.25%
IT equipment and services	243.21%	247.06%	18.54%	20.52%
Telecommunication services	26.14%	39.94%	2232.86%	2394.81%

	Difference between recoverable amount and carrying amounts
	2016		2017

Trademarks
Revenue growth rate:	(10%)	+10%	(10%)	+10%
Morelco	22.37%	42.03%	16.37%	(4.79%)
Vial yVives - DSD	17.01%	43.01%	(40.72%)	(63.32%)
Adexus	(8.18%)	(9.91%)	22.10%	(0.10%)

Discount rate:	(10%)	+10%	(10%)	+10%
Morelco	53.35%	15.66%	(7.21%)	22.92%
Vial yVives - DSD	56.88%	10.88%	(58.56%)	(45.65%)
Adexus	15.42%	(10.59%)	(2.13%)	28.02%

Terminal growth rate:	(10%)	+10%	(10%)	+10%
Morelco	29.19%	34.94%	8.61%	3.17%
Vial yVives - DSD	23.19%	37.83%	(51.36%)	(54.47%)
Adexus	(0.12%)	1.89%	13.27%	8.86%

In 2017 if the gross margin, the discount rate or terminal growth rate had been 10% below or 10% above Management’s estimates, the Group would have not recognized a provision for impairment of goodwill (in 2016 would have recognized a provision for impairment of the Engineering and Construction CGU and Telecommunication Services CGU).

In 2017 if the revenue growth rate, terminal growth rate or the discount rate had been 10% or had been 10% above Management’s estimates, the Group would have recognized a provision for impairment of their trademarks in Morelco, Vial y Vies-DSD and Adexus (in 2016, would have recognized a provision for impairment of trademark in Adexus).

At December 31, 2017, as a result of these evaluations, an impairment was identified and recorded in the Engineering and Construction CGU, trademark impairment in Vial and Vives-DSD and goodwill impairment in Morelco (At December 31, 2016, a goodwill impairment was recorded in the Engineering and Construction CGU, in Vial and Vives-DSD) (Note 18).

b)	Income taxes

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Group seeks legal and tax counsel before making any decision on tax matters.

Deferred tax assets and liabilities are calculated on the temporary differences arising between the tax basis of assets and liabilities and the amounts stated in the financial statement of each entity that makes up the Group, using the tax rates in effect in each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred income tax assets and liabilities. This change will be recognized in the income statement in the period in which the change takes effect.

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

The Group´s maximum exposure to tax contingencies amounts to S/13.5.

c)	Percentage of completion revenue recognition

Revenues from construction contracts are recognized using the percentage-of-completion method which is based on the completion of a physical proportion of the overall work contract considering total costs and revenues estimated at the end of the project (Note 2.25 i).

As of December 31, 2015, 2016 and 2017, a sensitivity analysis was performed considering a 10% increase/decrease in the Group’s gross margins, as follows:

	2015	2016	2017
Sales	5,501,537	3,945,599	3,253,199
Gross profit	159,158	194,378	224,040
%	2.89	4.93	6.89
Plus 10%	3.18	5.42	7.58

Increase in pre-tax profit	15,787	19,473	22,552

	174,949	213,851	246,592

Less 10%	2.60	4.44	6.20

Decrease in pre-tax profit	(15,787)	(19,473)	(22,552)

	143,371	174,905	201,488

d)	Provision for well closure costs

At December 31, 2017 the present value of the estimated provision for closure of 144 wells located in Talara amounted to S/16.8 million (S/17.2 million as of December 31, 2016 for closure of 144 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from reviews of either the date of occurrence or the amount of the present value of the originally estimated obligations (Note 18).

The Group estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the statement of financial position.

The pre-tax discount rate used for the present value calculation was 2.09% for Block I and 2.27% for Block V (1.93% for Blocks I and V for year 2016), and 2.72% for Blocks III and IV, (2.93% for year 2016) based on a 5 to 30-year rate used on U.S. bonds effective at December 31, 2017

If, at December 31, 2016 and 2017, the estimated rate had increased or decreased by 10%, with all variables held constant, the impact on pre-tax profit would have not been significant.

e)	Impairment of investment in Gasoducto Sur Peruano

Based on the termination of the concession agreement, on which Gasoducto Sur Peruano S.A. (GSP) acts as concessionaire (Note 16.a-i), the Group identified potential impairment indicators affecting the recoverability of its investment. Consequently, the Group has applied the rules stated in IAS 36, ‘Impairment of assets” to determine the recoverable amount of this investment.

In that process, the Group has applied judgment to weight the various uncertainties surrounding the amount that can be recovered from this investment. Management has determined the recoverable amount assuming two key factors: (i) the amount that GSP will recover as a result of the public auction, and (ii) the validity of its right to subordinate the Odebrecht Group’s debts in GSP.

With relation to the amount to be recovered by GSP, the Group is assuming a recovery of the minimum amount established in the concession agreement, which is equivalent to 72.25% of the Net Carrying Amount (NCA) of the Concession assets. This amount, in substance, represents a minimum payment to be obtained by GSP based on a public auction (liquidation) to be set up for the adequate transfer of the Concession’s assets to a new Concessionaire within a year, under the relevant contractual terms and conditions.

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

f)	Impairment of the joint operation in Consorcio Constructor Ductos del Sur (CCDS)

CCDS was mainly engaged in performing the engineering, procurement and construction work for Gasoducto Sur Peruano S.A. (GSP). Due to the early termination of GSP, the Group applied the rules stated in IAS 36 “Impairment of assets” and IAS 37 “Provisions” to determine the recoverable amounts of the assets and liabilities to be recorded, respectively. As of December 31, 2016, adjustments were made to the audited financial statements of CCDS; as a result, the following adjustments were included in the financial statements of our subsidiary GyM S.A., resulting in a loss of S/15.2 million:

S/000
Income for debt forgiveness (i)	431,484
Indemnification income	33,600
Work in progress impairment (ii)	(410,199)
Other provisions	(24,915)
Inventories impairment (iii)	(33,824)
Financial expenses	(7,004)
Property, plant and equipment impairment	(4,143)
Others (liability) asset, net	(164)

(15,165)

(i)	The extinguished trade accounts payable relates to the recognition of the construction project estimated margin recorded as a liability (Note 2.25.i)
(ii)	The recoverable of work in progress relates to the minimum secured payment to be obtained from GSP.
(iii)	Inventories were specialized in nature assets and cannot be traded in an active market that could not be sold in an active market.

5.2	Critical judgments in applying of the accounting policies

Consolidation of entities in which the Group holds less than 50%

The Group owns some direct and indirect subsidiaries of which the Group has control even though it has less than 50% of the voting rights. These subsidiaries mainly comprise indirect subsidiaries in the real estate business owned through Viva GyM S.A., has the power to affect the relevant activities that impact the subsidiaries’ returns, where even though the Group holds interest between 30% and 50%, has the power to affect the relevant activities that impact the subsidiaries’ returns. Additionally, the Group has de facto by a contractual agreement with the majority investor control over Promotora Larcomar S.A. of which it owns 46.55% of equity interest.

Consolidation of entities in which the Group does not have joins control but have rights and obligations over the assets and liabilities

The Group assesses, on an ongoing basis, the nature of the contracts signed with one or more parties. If no control or joint control is determined to be held by the Group but it has rights to assets and obligations for liabilities under the arrangement, then the Group recognizes its assets, liabilities, revenue and expenses and its share of any jointly controlled assets or liabilities and any revenue or expense arising under the arrangement as a joint operation in accordance with IFRS 11 - Joint arrangements (Note 2.2-d).

6	INTERESTS IN OTHER ENTITIES

The consolidated financial statements include the accounts of the Group and its subsidiaries. Additionally, the consolidated financial statements of the Group include its interest in joint operations in which the Company or certain subsidiaries have joint control with their partners (Note 2.2-d).

a)	Principal subsidiaries

The following table shows the principal direct and indirect subsidiaries classified by operating segment (Note 7):

Name	Country	Economic activity

Engineering and Construction:

GyM S.A.	Peru, and Colombia	Civil construction, electro-mechanic assembly, buildings management and implementing housing development projects and other related services.

Stracon GyM S.A.	Peru and Panama	Mining contracting activities, providing mining services and carrying out drilling, demolition and any other activity related to construction and mining operations.

GyM Chile S.p.A.	Chile	Electromechanical assemblies and services to energy, oil, gas and mining sector.

Vial y Vives - DSD S.A.	Chile	Electromechanical assemblies and services. Develop activities related to the construction of engineering projects, civil construction projects and electromechanical assemblies, as well as architectural design and installations in general. Construction and assemblies and electromechanical services in the sectors of energy, oil, gas and mining.

GMI S.A.	Peru	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Morelco S.A.S	Colombia and Ecuador	Providing construction and assembly services, supplying equipment and material to design, build, assemble, operate and maintain all types of mechanical engineering, instrumentation and civil work.

Name	Country	Economic activity

Infrastructure:

GMP S.A.	Peru	Natural oil and oil by-products extraction services, as well as providing storage and fuel dispatch services.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco - Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C.	Peru	Supply, process and market natural gas and its derivates.

Concar S.A.	Peru	Operating and maintaining roads.

GyM Ferrovías S.A.	Peru	Concession for the operation of the public transportation system (Metro de Lima Metropolitana).

Survial S.A.	Peru	Concession for constructing, operating and maintaining the Section 1 of the “Southern Inter-oceanic” road.

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the “Ancón - Huacho - Pativilca” section of the Panamericana Norte road.

Concesión Canchaque S.A.	Peru	Concession for operating and maintaining the Buenos Aires - Canchaque road.

Concesionaria Vía Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa - Paseo de la República in Lima.

Real estate:

VIVA GyM S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Technical services:

CAM Holding S.p.A.	Chile and Colombia	Electric and technological services for the power industry.

Coasin Instalaciones Ltda.	Chile	Installing and maintaining network and equipment for telecommunications.

Adexus S.A.	Chile, Peru, Colombia and Ecuador	IT solutions services.

Parent company operation:

Generadora Arabesco S.A.	Peru	Implementing projects related to electric power-generating activities.

Larcomar S.A.	Peru	Exploiting land right to use the Larcomar Shopping Center.

Promotora Larcomar S.A.	Peru	Building a hotel complex on a plot of land located in the district of Miraflores.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and selling office facilities in Peru.

Negocios del Gas S.A.	Peru	Construction, operation and maintenance of the pipeline system to transport natural gas and liquids of natural gas.

The following are the Group’s subsidiaries and related interests at December 31, 2017:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	98.23%	—	98.23%	1.77%
- GyM S.A. subsidiaries	—	87.06%	87.06%	12.94%
Stracon GyM S.A.	—	87.59%	87.59%	12.41%
GyM Chile SpA	—	99.99%	99.99%	0.01%
Vial y Vives - DSD S.A.	—	94.49%	94.49%	5.51%
Morelco S.A.S.	—	70.00%	70.00%	30.00%
GMI S.A.	89.41%	—	89.41%	10.59%
Infrastructure:
GMP S.A.	95.00%	—	95.00%	5.00%
Oiltanking Andina Services S.A.	—	50.00%	50.00%	50.00%
Transportadora de Gas Natural
Comprimido Andino S.A.C	—	99.93%	99.93%	0.07%
Concar S.A.	99.75%	—	99.75%	0.25%
GyM Ferrovias S.A.	75.00%	—	75.00%	25.00%
Survial S.A.	99.99%	—	99.99%	0.01%
Norvial S.A.	67.00%	—	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	—	99.96%	0.04%
Concesionaria Vía Expresa Sur S.A.	99.98%	0.02%	100.00%	—
Real Estate:
Viva GyM S.A.	63.44%	36.10%	99.54%	0.46%
- Viva GyM S.A. subsidiaries	—	60.51%	60.51%	39.49%
Services:
Cam Holding S.p.A.	100.00%	—	100.00%	—
Coasin Instalaciones Ltda.	—	100.00%	100.00%	—
CAM Servicios del Perú S.A.	73.16%	—	73.16%	26.84%
Adexus S.A.	91.03%	—	91.03%	8.97%
Parent company operations:
Generadora Arabesco S.A.	99.00%	—	99.00%	1.00%
Larcomar S.A.	79.66%	—	79.66%	20.34%
Promotora Larcomar S.A.	46.55%	—	46.55%	53.45%
Promotores Asociados de Inmobiliarias S.A.	99.99%	—	99.99%	0.01%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	—
Agenera S.A.	99.00%	1.00%	100.00%	—

The following are the Group’s subsidiaries and related interests at December 31, 2016:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	98.23%	—	98.23%	1.77%
- GyM S.A. subsidiaries	—	87.06%	87.06%	12.94%
Stracon GyM S.A.	—	87.59%	87.59%	12.41%
GyM Chile SpA	—	99.99%	99.99%	0.01%
Vial y Vives – DSD S.A.	—	94.49%	94.49%	5.51%
Morelco S.A.S.	—	70.00%	70.00%	30.00%
GMI S.A.	89.41%	—	89.41%	10.59%
Infrastructure:
GMP S.A.	95.00%	—	95.00%	5.00%
Oiltanking Andina Services S.A.	—	50.00%	50.00%	50.00%
Transportadora de Gas Natural
Comprimido Andino S.A.C	—	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	—	75.00%	25.00%
Survial S.A.	99.99%	—	99.99%	0.01%
Norvial S.A.	67.00%	—	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	—	99.96%	0.04%
Concesionaria Vía Expresa Sur S.A.	99.98%	0.02%	100.00%	—
Real Estate:
Viva GyM S.A.	63.44%	36.10%	99.54%	0.46%
- Viva GyM S.A. subsidiaries	—	60.51%	60.51%	39.49%
Services:
GMD S.A.	89.23%	—	89.23%	10.77%
Cam Holding S.p.A.	100.00%	—	100.00%	—
Concar S.A.	99.75%	—	99.75%	0.25%
Gestión de Servicios Digitales S.A.	—	100.00%	100.00%	—
Coasin Instalaciones Ltda.	—	100.00%	100.00%	—
CAM Servicios del Perú S.A.	73.16%	—	73.16%	26.84%
Adexus S.A.	91.03%	—	91.03%	8.97%
Parent company operations:
Generadora Arabesco S.A.	99.00%	—	99.00%	1.00%
Larcomar S.A.	79.66%	—	79.66%	20.34%
Promotora Larcomar S.A.	46.55%	—	46.55%	53.45%
Promotores Asociados de
Inmobiliarias S.A.	99.99%	—	99.99%	0.01%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	—
Agenera S.A.	99.00%	1.00%	100.00%	—

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

In August 2016, the Company acquired additional interest in the share capital of Adexus S.A. to obtained control (Note 33 a)

All investments in subsidiaries have been included in the consolidation. The percentage of voting rights in those subsidiaries is directly held by the Parent Company and do not significantly differ from the percentage of shares held. There are no restrictions to the access or use of the Group’s assets and liabilities.

The following are the Group’s subsidiaries non-controlling interests at December 31:

	2016	2017
NON-CONTROLLING PARTICIPATION
Viva GyM S.A. and subsidiaries	241,140	224,345
Viva GyM S.A.	1,700	1,576
GyM S.A. and subsidiaries	100,840	95,052
GyM S.A.	9,354	8,118
Norvial S.A.	61,349	68,419
CAM Holding S.p.A.	26,589	(6,417)
GMP S.A.	20,879	22,263
GyM Ferrovias S.A.	30,548	35,419
Promotora Larcomar S.A.	13,539	13,395
Other	3,375	3,578

	509,313	465,748

Summarized financial information of subsidiaries with material non-controlling interests

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group.

Summarized statement of financial position

	Viva GYM S.A. and subsidiaries		GyM S.A. and subsidiaries		Norvial S.A.
	At December 31,		At December 31,		At December 31,
	2016	2017	2016	2017	2016	2017
Current:
Assets	1,117,065	884,591	1,849,077	1,875,231	107,838	88,077
Liabilities	(515,781)	(352,125)	(2,050,803)	(2,142,618)	(49,721)	(45,613)

Current net assets (liabilities)	601,284	532,466	201,726	(267,387)	58,117	42,464

Non-current:
Assets	113,594	78,457	1,326,599	1,368,460	467,449	492,803
Liabilities	(104,179)	(44,068)	(471,424)	(546,342)	(339,661)	(327,936)

Non-current net assets (liabilities)	9,415	34,389	855,175	822,118	127,788	164,867

Net assets	610,699	566,855	653,449	554,731	185,905	207,331

Summarized income statement

	Viva GyM S.A. and subsidiaries		GyM S.A. and subsidiaries		Norvial S.A.
	For the year ended		For the year ended		For the year ended
	2016	2017	2016	2017	2016	2017
Revenue	411,518	647,535	4,036,226	3,184,833	216,260	149,467

Profit (loss) before income tax	104,223	153,602	(85,857)	18,827	63,582	68,104
Income tax	(27,054)	(35,900)	(11,228)	(13,482)	(16,262)	(18,678)

Profit (loss) for the period	77,169	117,702	(97,085)	5,345	47,320	49,426
Other comprehensive Income	—	—	19,486	(2,641)	—	—

Total comprehensive Income for the period	77,169	117,702	(77,599)	2,704	47,320	49,426

Dividends paid to non-controlling interest Note (36-c)	5,050	21,165	8,288	4,056	7,260	9,240

Summarized statement of cash flows

	Viva GyM S.A. and subsidiaries		GyM S.A. and subsidiaries		Norvial S.A.
	For the year ended		For the year ended		For the year ended
	2016	2017	2016	2017	2016	2017
Cash flows from operating activities provided by (used in), net	44,910	164,852	224,428	239,935	(42,051)	25,041

Cash flows from investing activities provided by (used in), net	(546)	79,471	(29,853)	44,020	—	—

Cash flows from financing activities provided by (used in), net	(59,931)	(203,958)	(283,296)	(191,689)	99,193	(48,010)

Increase (decrease) in cash and cash equivalents, net	(15,567)	38,817	(88,721)	92,266	57,142	(22,969)

Cash and cash equivalents at the beginning of the year	74,459	58,892	167,620	87,294	38,276	95,418

Cash and cash equivalents at the end of the year	58,892	97,709	78,899	179,560	95,418	72,449

The information above is the amount before inter-company eliminations.

b)	Public services concessions

The Group acts as an operator in various public service concessions. When applicable, revenue attributable to the construction or restoration of infrastructure has been accounted for by applying the models set forth in Note 2.5 (financial asset, intangible asset and bifurcated models).

Subsidiary Transportadora de Gas Natural Comprimido Andino S.A.C. (hereinafter TGNCA) held a concession to design, finance, construct, maintain and operate the compressed natural gas supply system to be implemented in certain cities. The Concession was recognized under the financial asset model. In September 2016 the Concession Agreement was terminated on the grounds of counterparty’s failure to meet the required conditions (availability of assets and resources). As a result, TGNCA recognized an impairment loss of receivables amounting to S/6.3 million, which is included in the income statement as of December 31, 2016 within “cost of services provided”. The balance remaining relates to trade accounts receivable for S/17.3 million, to be received from the Ministry of Energy and Mines. This balance was classified as current assets because a favorable result was obtained with the interposed award.

In all the Group concessions’, the infrastructure is returned to grantor at the end of the concession agreement.

The concessions held by the Group are as follows at December 31, 2017:

Name of Concession	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model
Survial S.A.	This company operates and maintains a 750 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road. The road has five toll stations and three weigh stations.	US$98.9 million	Transaction secured by the Peruvian Government involving from annual payments for the maintenance and operation of the road, which is in charge of the Peruvian Ministry of Transport and Communications (MTC).	99.9%	2032	Financial asset
Canchaque S.A.C.	This company operates and periodically maintains a 78 km road from the towns of Buenos Aires to Canchaque, in Peru The road has one toll station.	US$29 million	Transaction secured by the Peruvian Government regardless the traffic volume. Revenue is secured by an annual minimum amount of US$0.3 million.	99.96%	2025	Financial asset
Concesionaria. La Chira S.A.	Designing, financing, constructing, operating and maintaining project called “Planta de Tratamiento de Aguas Residuales y Emisario Submarino La Chira”. The Project will treat approximately 25% of waste waters in Lima.	S/250 million	Transaction secured by the Peruvian Government consisting of monthly and quarterly payments settled by Sedapal´s collection trust.	50.00%	2036	Financial asset
GyM Ferrovías S.A.	Concession for the operation of Line 1 of the Lima Metro, Peru’s only urban railway system in Lima city, which includes (i) operation and maintenance of the five existing trains, (ii) operation and maintenance and the acquisition of 19 trains on behalf of the Peruvian Government and (iii) design and construction of the repair yard and maintenance of railway.	S/548.8 million	Transaction secured by the Peruvian Government involving a quarterly payment received from MTC based on km travelled per train.	75.00%	2041	Financial asset

Name of concession	Description	Estimated investment		Consideration	Ordinary shares held	Concession termination	Accounting model
Norvial S.A.	The Company operates and maintains part of the only highway that connects Lima to the northwest of Peru. This 183 km road known as Red Vial 5 runs from the cities of Ancón to Pativilca and has three toll stations.	US$	152 million	From users (self-financed concession; revenue is derived from collection of tolls).	67.00%	2028	Intangible
Vía Expresa Sur S.A.	The Company obtained the concession for designing, financing, building, operating and maintaining the infrastructure associated with the Vía Expresa Sur Project. This project involves the second stage expansion of the Via Expresa - Paseo de la República,between Av. República de Panamá and and Panamericana highway.	US$	196.8 million	Contract give the right of collection from users; however the Peruvian Government shall pay the difference when the operating revenue obtained is below US$18 million during the first two years and below US$19.7 million from the third year to the fifteenth year of the effective period of the financing, with a ceiling of US$10 million. In June 2017, the contract was suspended temporarily for one year by agreement between Concessionaire and grantor.	99.98%	2053	Bifurcated
Recaudo Trujillo S.A.C.	Design, implementation, operation, technological maintenance and renewal (estimate) of the single system of electronic collection. Design, implementation, operation and maintenance of the Clearing house Implementation of the Fleet Control Center, as well as training to personnel.	US$	40.2 million	Economic consideration resulting from applying the “price for validation” considering daily validations input on the system to be managed through a trust.	95.00%	2036	Intangible

c)	Principal Joint Operations

At December 31, 2017, the Group is a partner to 64 Joint Operations with third parties (69 at December 31, 2016). The table below lists the Group’s major Joint Operations.

	Percentage of interest
Joint operations	2016	2017
Graña y Montero S.A.A.
- Concesionaria la Chira S.A.	50.00%	50.00%
GyM S.A.
- Consorcio Constructor Alto Cayma	50.00%	50.00%
- Consorcio Rio Pallca – Huanza	40.00%	40.00%
- Consorcio Alto Cayma	49.00%	49.00%
- Consorcio Lima Actividades Comerciales	50.00%	50.00%
- Consorcio Atocongo	40.00%	40.00%
- Consorcio Norte Pachacutec	49.00%	49.00%
- Consorcio La Chira	50.00%	50.00%
- Consorcio Río Urubamba	50.00%	50.00%
- Consorcio Vial Quinua	46.00%	46.00%
- Consorcio Rio Mantaro	50.00%	50.00%
- Consorcio GyM – CONCIVILES	66.70%	66.70%
- Consorcio Toromocho	55.00%	55.00%
- Consorcio Construcciones y Montajes CCN	25.00%	25.00%
- Consorcio HV GyM	50.00%	50.00%
- Consorcio Stracon Motta Engil JV	50.00%	50.00%
- Consorcio Huacho Pativilca	67.00%	67.00%
- Consorcio Constructor Chavimochic	26.50%	26.50%
- Consorcio Constructor Ductos del Sur	29.00%	29.00%
- Consorcio Italo Peruano	48.00%	48.00%
- Consorcio Menegua	50.00%	50.00%
- Consorcio Energía y Vapor	50.00%	50.00%
- Consorcio Ermitaño	50.00%	50.00%
- Consorcio para la Atención y Mantenimiento de Ductos	50.00%	50.00%
- Consorcio Lima Actividades Comerciales Sur	50.00%	50.00%
- Consorcio CDEM	—	85.00%
- Consorcio AMDP Norte	—	50.00%
- Consorcio Chicama - Ascope	—	50.00%
- Consorcio TNT Vial y Vives - DSD Chile LTDA	—	50.00%
- Consorcio La Gloria	49.00%	49.00%
- Consorcio GyM Sade Skanska	50.00%	50.00%
- Constructora Incolur DSD Limitada	50.00%	50.00%
GMP S.A.
- Consorcio Terminales	50.00%	50.00%
- Terminales del Perú	50.00%	50.00%

	Percentage of interest
Joint operations	2016	2017
GMD S.A.
- Consorcio Cosapi-Data – GMD S.A.	70.00%	—
- Consorcio The Louis Berger Group Inc. - GMD	66.45%	—
- Consorcio Procesos Digitales	43.65%	—
- Consorcio GMD S.A. – Indra S.A.	50.00%	—
- Consorcio Fábrica de Software	50.00%	—
- Consorcio Gestión de Procesos Electorales (ONPE)	50.00%	—
- Consorcio Lima Actividades Sur	50.00%	—
- Consorcio Latino de Actividades Comerciales de
Clientes Especiales	50.00%	—
- Consorcio Latino de Actividades Comerciales	75.00%	—
- Consorcio Gestión de Procesos Junta de Gobernadores	45.00%	—
- Consorcio Soluciones Digitales	38.00%	—
- Consorcio de Gestión de la Información	56.00%	—
- Consorcio de la Disponibilidad PKI	70.00%	—
CONCAR S.A.
- Consorcio Ancón-Pativilca	67.00%	67.00%
- Consorcio Peruano de Conservación	50.00%	50.00%
- Consorcio Manperán	67.00%	67.00%
- Consorcio Vial Sierra	50.00%	50.00%
Viva GyM S.A.
- Consorcio Panorama	35.00%	35.00%
CAM HOLDING S.p.A
- Consorcio Mecam	50.00%	50.00%
- Consorcio Seringel	50.00%	50.00%

All of the joint arrangements listed above operate in Peru, Chile and Colombia.

The table below provides a description of the major activities carried out by these joint operations:

Joint Operations in	Economic activity
Graña y Montero S.A.A.	Construction, operation and maintenance of La Chira waste water treatment plant south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

GyM S.A.	Theses joint operations carried out activities through the four divisions of the engineering and construction segment (Note 7).

GMP S.A.	Consorcio Terminales and Terminales del Peru provide services for receiving, storing, shipping and transporting liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

CONCAR S.A.	Joint operations Concar provides rehabilitation service, routine and periodic maintenance of the road; and road preservation services.

Viva GyM S.A.	Construction of a five-star hotel with a convention center, a business center and entertainment center.

CAM Holding S.p.A.	Execution of outsourcing services to the electric power sector.

GMD S.A.	Outsourcing service of online BPO processes (Business Process Outsourcing).

The consolidated financial statements do not include any other type of entities in addition to those mentioned above, such as trust funds or special purpose entities.

7	SEGMENT REPORTING

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Corporate General Manager. This Committee is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group’s operating segments are assessed by the activities of the following business units: (i)engineering and construction, (ii)infrastructure, (iii)real estate and (iv)technical services.

As set forth under IFRS 8, reportable segments based on the level of revenue are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

The revenues derived from foreign operations (Chile, Colombia, Ecuador, Panama, Dominican Republic, Bolivia and Guyana) comprise 28.0% of the Group’s total revenue reported in 2017 (26.5% in 2016 and 28.0% in 2015).

Sales between segments are carried out at arm’s length, are no material, and are eliminated on consolidation. The revenue from external parties is measured in a manner consistent with that in the income statement. Sale of goods relate to the real state segment. Revenue from services relate to all other segments.

Group sales and receivables are not concentrated in a few customers. There is no external customer that represents 10% or more of the Group’s revenue.

The following segments set forth the principal activities of the Group:

a)	Engineering and construction: This segment includes from traditional engineering services such as structural, civil and design engineering, and architectural planning to advanced specialties including process design, simulation, and environmental services at four divisions; i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electro mechanic construction, such as concentrator plants, oil and natural gas pipelines, and transmission lines; iii) building construction, such as office buildings, residential buildings, hotels, affordable housing projects, shopping centers and industrial facilities; and iv) services related to mining, such as earthworks, blasting, loading and hauling ore.

b)	Infrastructure: The Group has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a waste water treatment plant in Lima, four producing oil fields, and a gas processing plant. Additionally, the Group provides operation and maintenance services for infrastructure assets.

c)	Real Estate: The Group develops and sells homes targeted to low and middle-income population sectors which are experiencing a significant increase in disposable income, as well as, office and commercial space to a lesser extent.

d)	Technical Services: The Group provides: (i) information technology (IT) services, including IT outsourcing, systems integration, application and business process outsourcing services; and (ii) electricity networks services (maintenance) in telecommunications.

e)	Parent Company Operation corresponds to the services which the Holding company provides, management, logistics and accounting services, among others.

The Executive Committee uses a measurement of adjusted earnings before interest, tax, depreciation and amortization (EBITDA) to assess the performance of operating segments.

Profit before income tax reconciles to EBITDA as follows:

	2015	2016	2017
(Profit) loss before income tax	142,345	(582,865)	328,713
Financial cost, net	130,447	201,019	170,038
Depreciation	217,071	205,522	199,793
Amortization	89,355	82,743	86,557

EBITDA	579,218	(93,581)	785,101

EBITDA for each segment is as follows:

	2015	2016	2017
Engineering and construction	220,137	106,106	194,334
Infrastructure	272,230	237,752	300,935
Real state	52,794	121,421	177,285
Technical services	35,083	39,751	36,796
Parent company operations	(35,591)	(1,026,394)	216,666
Eliminations intercompany	34,565	427,783	(140,915)

Total EBITDA	579,218	(93,581)	785,101

The “Backlog” refers to the expected future revenue under signed contracts and legally binding letters of intent. The breakdown by operating segments as of December 31, 2017, and the dates in which they are estimated to, is shown in the following table:

		Annual Backlog
	2017	2018	2019	2020+
Engineering and Construction	4,727,022	2,261,700	1,320,381	1,144,941
Infrastructure	3,090,417	1,023,749	997,309	1,069,358
Real state	84,128	61,296	22,832	—
Technical Services	1,493,181	687,183	390,647	415,351
Eliminations Intercompany	(321,897)	(112,237)	(104,459)	(105,200)

	9,072,850	3,921,691	2,626,709	2,524,450

The table below shows the Group’s financial statements by operating segments:

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2016
Assets.-
Cash and cash equivalent	93,543	35,396	125,853	139,414	3,229	58,892	37,675	112,398	550	606,950
Financial asset at fair value through profit or loss	352	—	—	—	—	—	—	—	—	352
Trade accounts receivables	334,426	84,996	77,615	56,665	256	83,704	395,812	—	(2,204)	1,031,270
Work in progress	648,851	—	—	32,078	—	—	—	—	—	680,929
Accounts receivable from related parties	327,385	3,255	55,907	392	12,379	7,284	12,468	50,582	(287,988)	181,664
Other accounts receivable	398,666	58,235	28,779	25,895	4,841	20,198	70,769	42,133	—	649,516
Inventories	76,058	12,561	9,839	16,862	—	946,657	55,431	387	(13,502)	1,104,293
Prepaid expenses	9,204	2,614	2,005	17,265	167	329	19,412	305	—	51,301
Non-current assets classified as held for sale	22,385	—	—	—	—	—	—	—	—	22,385

Total current assets	1,910,870	197,057	299,998	288,571	20,872	1,117,064	591,567	205,805	(303,144)	4,328,660

Long-term trade accounts receivable	149	—	15,092	629,310	—	—	22,968	—	—	667,519
Long-term work in progress	171,752	—	24,165	—	—	—	—	—	1,669	197,586
Long-term accounts receivable from related parties	—	—	408	—	—	—	492	700,615	(170,131)	531,384
Prepaid expenses	—	—	20,554	2,029	943	—	—	—	—	23,526
Other long-term accounts receivable	42,511	29,533	22,926	225,565	7,347	17,887	1,075	11,108	—	357,952
Investments in associates and joint ventures	116,512	8,516	—	—	—	31,768	9,589	2,358,918	(2,135,544)	389,759
Investment property	—	—	—	—	—	49,357	—	—	—	49,357
Property, plant and equipment	592,191	176,486	23,508	193	21	13,008	195,462	130,422	(17,692)	1,113,599
Intangible assets	246,715	139,353	457,163	269	—	950	78,687	22,793	14,356	960,286
Deferred income tax asset	158,168	4,983	13,244	—	—	623	53,003	189,230	7,757	427,008

Total non-current assets	1,327,998	358,871	577,060	857,366	8,311	113,593	361,276	3,413,086	(2,299,585)	4,717,976

Total assets	3,238,868	555,928	877,058	1,145,937	29,183	1,230,657	952,843	3,618,891	(2,602,729)	9,046,636

Liabilities.-
Borrowings	582,260	82,063	3,014	—	—	206,456	155,137	932,113	—	1,961,043
Bonds	—	—	25,540	20,551	—	—	—	—	—	46,091
Trade accounts payable	876,849	59,830	31,857	23,882	599	30,617	247,219	6,703	(939)	1,276,617
Accounts payable to related parties	119,989	3,902	38,219	33,009	237	66,190	33,749	67,685	(282,763)	80,217
Current income tax	30,576	3,631	3,401	—	1,064	17,944	5,544	—	—	62,160
Other accounts payable	485,247	11,711	43,614	14,622	27	194,441	157,201	189,444	—	1,096,307
Provisions	6,615	6,441	—	—	—	131	1,344	—	—	14,531

Total current liabilities	2,101,536	167,578	145,645	92,064	1,927	515,779	600,194	1,195,945	(283,702)	4,536,966

Borrowings	246,315	80,488	2,510	—	—	16,541	73,541	—	—	419,395
Long-term bonds	—	—	338,143	583,480	—	—	—	—	—	921,623
Other long-term accounts payable	147,839	—	44,451	246,522	—	32,000	39,558	2,433	—	512,803
Long-term accounts payable to related parties	41,672	—	408	87,200	23,445	40,074	42,259	394	(170,132)	65,320
Provisions	7,670	17,115	—	—	—	—	1,757	—	—	26,542
Derivative financial instruments	—	1,081	—	—	—	—	—	—	—	1,081
Deferred income tax liability	28,278	3,546	1,525	14,482	283	15,564	9,491	—	—	73,169

Total non-current liabilities	471,774	102,230	387,037	931,684	23,728	104,179	166,606	2,827	(170,132)	2,019,933

Total liabilities	2,573,310	269,808	532,682	1,023,748	25,655	619,958	766,800	1,198,772	(453,834)	6,556,899

Equity attributable to controlling interest in the Company	551,653	265,241	282,851	91,643	3,528	234,449	148,028	2,406,577	(2,003,546)	1,980,424
Non-controlling interest	113,905	20,879	61,525	30,546	—	376,250	38,015	13,542	(145,349)	509,313

Total liabilities and equity	3,238,868	555,928	877,058	1,145,937	29,183	1,230,657	952,843	3,618,891	(2,602,729)	9,046,636

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2017
Assets.-
Cash and cash equivalent	184,401	43,878	121,901	161,073	4,204	85,187	21,904	3,632	—	626,180
Financial asset at fair value through profit or loss	181	—	—	—	—	—	—	—	—	181
Trade accounts receivables	368,303	64,364	128,124	108,706	604	45,897	274,103	419	2,204	992,724
Work in progress	578,723	—	—	—	—	—	—	6,030	—	584,753
Accounts receivable from related parties	230,607	2,746	62,525	3,072	8,852	69,382	9,947	66,059	(352,438)	100,752
Other accounts receivable	518,123	55,959	66,765	31,381	1,922	40,026	38,527	12,742	—	765,445
Inventories	46,499	15,093	8,685	19,457	—	643,882	45,512	190	(8,607)	770,711
Prepaid expenses	4,470	1,168	2,354	10,312	164	216	14,037	757	—	33,478
Non-current assets classified as held for sale	17,722	—	—	—	—	—	—	—	—	17,722

Total current assets	1,949,029	183,208	390,354	334,001	15,746	884,590	404,030	89,829	(358,841)	3,891,946

Long-term trade accounts receivable	—	—	14,747	793,991	—	—	39,852	—	—	848,590
Long-term work in progress	58,997	—	28,413	—	—	—	—	—	—	87,410
Long-term accounts receivable from related parties	258,479	—	27,660	—	—	—	474	636,941	(149,624)	773,930
Prepaid expenses	—	—	24,585	13,115	892	—	—	—	(510)	38,082
Other long-term accounts receivable	75,030	53,917	11,159	255,179	7,348	9,811	1,712	56,696	—	470,852
Investments in associates and joint ventures	111,513	7,344	—	—	—	1	10,113	2,206,230	(2,066,530)	268,671
Investment property	—	—	—	—	—	45,687	—	—	—	45,687
Property, plant and equipment	509,700	171,226	18,572	580	60	11,621	100,936	70,627	(17,587)	865,735
Intangible assets	203,390	160,288	492,424	323	—	1,022	47,332	24,031	11,260	940,070
Deferred income tax asset	165,227	5,507	11,057	—	—	10,316	46,470	192,088	6,032	436,697

Total non-current assets	1,382,336	398,282	628,617	1,063,188	8,300	78,458	246,889	3,186,613	(2,216,959)	4,775,724

Total assets	3,331,365	581,490	1,018,971	1,397,189	24,046	963,048	650,919	3,276,442	(2,575,800)	8,667,670

Liabilities.-
Borrowings	591,987	46,924	2,589	—	—	162,031	139,821	113,412	—	1,056,764
Bonds	—	—	24,361	12,294	—	—	—	—	—	36,655
Trade accounts payable	955,015	62,659	85,329	81,161	132	43,724	189,553	36,412	(939)	1,453,046
Accounts payable to related parties	114,198	3,664	60,857	83,841	14	37,396	14,428	88,546	(347,770)	55,174
Current income tax	29,379	1,282	1,122	—	161	45,299	8,300	—	—	85,543
Other accounts payable	492,362	12,487	68,994	27,058	49	63,654	109,904	73,992	—	848,500
Provisions	6,682	5,204	—	—	—	20	1,597	—	—	13,503

Total current liabilities	2,189,623	132,220	243,252	204,354	356	352,124	463,603	312,362	(348,709)	3,549,185

Borrowings	127,773	101,549	1,945	—	—	12,010	26,458	363,564	—	633,299
Long-term bonds	—	—	319,549	591,363	—	—	—	—	—	910,912
Other long-term accounts payable	379,043	—	52,349	349,987	158	32,058	36,409	2,469	—	852,473
Long-term accounts payable to related parties	4,306	—	836	89,023	23,445	—	30,739	32,102	(154,497)	25,954
Provisions	8,587	16,707	—	—	—	—	3,365	5,255	—	33,914
Derivative financial instruments	—	383	—	—	—	—	—	—	—	383
Deferred income tax liability	26,633	8,957	8,606	20,789	210	—	7,277	—	—	72,472

Total non-current liabilities	546,342	127,596	383,285	1,051,162	23,813	44,068	104,248	403,390	(154,497)	2,529,407

Total liabilities	2,735,965	259,816	626,537	1,255,516	24,169	396,192	567,851	715,752	(503,206)	6,078,592

Equity attributable to controlling interest in the Company	487,923	299,411	323,987	106,256	(123)	217,290	82,100	2,547,328	(1,940,842)	2,123,330
Non-controlling interest	107,477	22,263	68,447	35,417	—	349,566	968	13,362	(131,752)	465,748

Total liabilities and equity	3,331,365	581,490	1,018,971	1,397,189	24,046	963,048	650,919	3,276,442	(2,575,800)	8,667,670

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2015 -
Revenue	5,829,441	389,377	729,232	206,459	27,994	215,764	563,874	70,531	(449,760)	7,582,912
Gross profit (loss)	312,780	63,530	139,651	40,468	2,225	51,755	76,828	(7,004)	(67,238)	612,995
Administrative expenses	(289,149)	(18,214)	(37,934)	(10,529)	(310)	(20,521)	(60,871)	(29,882)	73,187	(394,223)
Other income and expenses	30,616	1,365	565	—	—	1,759	12,135	11,114	(2,968)	54,586
Gain from the sale of investments	—	—	—	—	—	—	(8,289)	—	—	(8,289)

Operating profit (loss)	54,247	46,681	102,282	29,939	1,915	32,993	19,803	(25,772)	2,981	265,069
Financial expenses	(127,383)	(19,953)	(9,974)	(5,303)	(45)	(11,642)	(18,265)	(2,818)	27,300	(168,083)
Financial income	8,875	158	9,812	2,316	121	746	584	56,101	(41,077)	37,636
Share of the profit or loss in associates and joint ventures under the equity method of accounting	(2,234)	944	—	—	—	14,888	589	(14,709)	8,246	7,724

(Loss) profit before income tax	(66,495)	27,830	102,120	26,952	1,991	36,985	2,711	12,802	(2,550)	142,346
Income tax	(55,350)	(7,650)	(30,157)	(8,129)	(520)	(7,649)	20,593	(9,208)	2,171	(95,899)

(Loss) profit from continuing operations	(121,845)	20,180	71,963	18,823	1,471	29,336	23,304	3,594	(379)	46,447
Profit from discontinued operations	—	—	—	—	—	—	5,162	—	3,980	9,142

(Loss) Profit for the year	(121,845)	20,180	71,963	18,823	1,471	29,336	28,466	3,594	3,601	55,589

(loss) Profit attributable to:
Owners of the Company	(131,181)	17,072	60,331	14,118	1,471	12,377	20,001	4,337	8,571	7,097
Non-controlling interest	9,336	3,108	11,632	4,705	—	16,959	8,465	(743)	(4,970)	48,492

	(121,845)	20,180	71,963	18,823	1,471	29,336	28,466	3,594	3,601	55,589

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2016 -
Revenue	4,159,538	382,211	527,104	247,040	18,459	411,518	841,121	62,070	(458,744)	6,190,317
Gross profit (loss)	224,621	42,129	121,114	42,473	5,698	136,540	77,304	(171)	(92,413)	557,295
Administrative expenses	(258,568)	(17,260)	(35,085)	(12,952)	(786)	(28,430)	(69,870)	(35,740)	76,298	(382,393)
Other income and expenses	(9,250)	542	263	10	—	838	3,989	(5,843)	(3,923)	(13,374)
Gain from the sale of investments	—	—	—	—	—	—	—	46,336	—	46,336

Operating (loss) profit	(43,197)	25,411	86,292	29,531	4,912	108,948	11,423	4,582	(20,038)	207,864
Financial expenses	(65,138)	(10,801)	(7,390)	(2,810)	(38)	(14,388)	(20,170)	(115,225)	14,296	(221,664)
Financial income	11,216	1,040	2,225	8,037	86	2,816	2,991	18,688	(26,454)	20,645
Share of the profit or loss in associates and joint ventures under the equity method of accounting	16,501	1,615	—	—	—	6,850	360	(1,036,888)	421,852	(589,710)

(Loss) profit before income tax	(80,618)	17,265	81,127	34,758	4,960	104,226	(5,396)	(1,128,843)	389,656	(582,865)
Income tax	(12,828)	(5,308)	(22,213)	(10,904)	(1,433)	(27,054)	(1,646)	193,425	7,233	119,272

(Loss) profit from continuing operations	(93,446)	11,957	58,914	23,854	3,527	77,172	(7,042)	(935,418)	396,889	(463,593)
Profit from discontinued operations	—	—	—	—	—	—	7,851	—	4,144	11,995

(Loss) profit for the year	(93,446)	11,957	58,914	23,854	3,527	77,172	809	(935,418)	401,033	(451,598)

(Loss) profit attributable to:
Owners of the Company	(87,710)	9,370	43,656	17,891	3,527	22,106	1,546	(934,508)	414,423	(509,699)
Non-controlling interest	(5,736)	2,587	15,258	5,963	—	55,066	(737)	(910)	(13,390)	58,101

	(93,446)	11,957	58,914	23,854	3,527	77,172	809	(935,418)	401,033	(451,598)

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2017 -
Revenue	3,353,199	436,876	642,127	365,772	3,152	647,535	1,060,996	70,049	(499,564)	6,080,142
Gross profit (loss)	290,296	71,825	139,196	48,696	445	147,384	57,816	(37,771)	(45,100)	672,787
Administrative expenses	(231,044)	(15,854)	(32,454)	(15,279)	(317)	(21,189)	(74,174)	(100,687)	61,817	(429,181)
Other income and expenses	(42,747)	5,139	1,062	5	—	(3,700)	8,625	10,512	559	(20,545)
Gain from the sale of investments	25,768	—	—	—	—	49,002	—	195,378	4,215	274,363

Operating profit (loss)	42,273	61,110	107,804	33,422	128	171,497	(7,733)	67,432	21,491	497,424
Financial expenses	(52,852)	(13,423)	(6,893)	(8,000)	(50)	(21,917)	(29,597)	(80,339)	27,626	(185,445)
Financial income	9,434	1,964	3,256	3,606	26	3,569	3,382	32,925	(42,755)	15,407
Share of the profit or loss in associates and joint ventures under the equity method of accounting	30,633	1,584	—	—	—	455	1,203	142,596	(175,144)	1,327

Profit (loss) before income tax	29,488	51,235	104,167	29,028	104	153,604	(32,745)	162,614	(168,782)	328,713
Income tax	(17,091)	(13,151)	(32,290)	(9,545)	(227)	(35,900)	4,763	(19,495)	(101)	(123,037)

Profit (loss) from continuing operations	12,397	38,084	71,877	19,483	(123)	117,704	(27,982)	143,119	(168,883)	205,676
Profit from discontinued operations	—	—	—	—	—	—	2,317	—	1,245	3,562

Profit (loss) for the year	12,397	38,084	71,877	19,483	(123)	117,704	(25,665)	143,119	(167,638)	209,238

Profit (loss) attributable to:
Owners of the Company	12,077	33,715	55,620	14,613	(123)	48,648	(18,094)	143,279	(140,997)	148,738
Non-controlling interest	320	4,369	16,257	4,870	—	69,056	(7,571)	(160)	(26,641)	60,500

	12,397	38,084	71,877	19,483	(123)	117,704	(25,665)	143,119	(167,638)	209,238

Segments by geographical area

	2015	2016	2017
Revenue:
- Peru	5,457,577	4,547,449	4,375,760
- Chile	944,198	707,364	1,054,885
- Colombia	778,333	570,203	285,897
- Panama	206,137	346,065	361,450
- Guyana	111,924	717	—
- Brasil	39,253	—	—
- Ecuador	—	3,682	—
- Bolivia	45,490	14,837	2,149

	7,582,912	6,190,317	6,080,142

Non-current assets:
- Peru	3,230,288	3,995,453	4,164,342
- Chile	320,094	446,998	407,152
- Colombia	124,820	260,732	203,203
- Bolivia	15,043	13,043	149
- Ecuador	—	888	—
- Guyana	8,800	862	878
- Panama	584	—	—

	3,699,629	4,717,976	4,775,724

Until March 2017, the subsidiary Concar belonged to the ‘technical services’ segment, on April 2017, transferred its subsidiary to the ‘infrastructure’ segment.

8	FINANCIAL INSTRUMENTS

8.1	Financial instruments by category

At December 31 the classification of financial assets and liabilities by category is as follows:

	At December, 31
	2016	2017
Assets according to the statement of financial position
Loans and accounts receivable:
- Cash and cash equivalents	600,923	626,180
- Trade accounts receivable and other accounts receivable not including advances to suppliers, net	1,329,262	1,447,629
- Work in progress	878,515	672,163
- Financial assets related to concession agreements	685,975	952,780
- Accounts receivable from related parties	713,048	874,682

	4,207,723	4,573,434

Financial asset at fair value through profit or loss
- Cash and cash equivalents (Mutual funds)	6,027	—
- Other financial asset	352	181

	6,379	181

Financial assets related to concession agreements are recorded in the consolidated statement of financial position within the line items of short-term trade accounts receivable and long-term trade accounts receivable.

	At December, 31
	2016	2017
Financial liabilities according to the statement of financial position
Other financial liabilities at amortized cost
- Other financial liabilities	2,140,297	1,561,754
- Finance leases	240,141	128,309
- Bonds	967,714	947,567
- Trade and other accounts payable (excluding non-financial liabilities)	1,769,444	2,054,217
- Accounts payable to related parties	145,537	81,128

	5,263,133	4,772,975

Hedging derivatives:
- Derivative financial instruments
	1,081	383

8.2	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external risk ratings (if available) or to historical information about counterparty default rates.

At December 31 the credit quality of financial assets is shown as follows:

	At December 31,
	2016	2017
Cash and cash equivalents (*)
Banco de Crédito del Perú (A+)	147,759	224,834
Banco Continental (A+)	136,805	100,882
Banco Scotiabank (A+)	121,480	71,608
Citibank (A)	105,812	110,846
Banco de la Nación (A)	30,007	17,776
Banco Santander - Perú (A)	17,480	—
Banco Interbank (A)	6,344	14,937
Banco de Chile (AAA)	4,822	4,337
Banco Interamericano de Finanzas (A)	4,035	5,551
Banco Bogotá (A)	3,756	25,609
Larrain Vial de Chile (A)	3,514	—
Banco GNB (A)	2,080	1,334
Banco Santander - Chile (AAA)	1,941	22,041
Scotiabank Chile (AAA)	1,117	3
Banco de Crédito e Inversiones - Chile (AA+)	937	1,105
Banco Scotiabank de Guyana (A)	125	116
Others	5,061	5,935

	593,075	606,914

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

(*)	The difference between the balances shown above with the balances shown in the statement of financial position corresponds to cash on hand and in-transit remittances (Note 9).

The credit quality of customers is assessed in three categories (internal classification):

A:	New customers/related parties (less than 6 months),

B:	existing customers/related parties (with more than 6 months of trade relationship) with no previous default history; and

C:	existing customers/related parties (with more than 6 months of trade relationship) with previous default history.

	2016	2017
Trade accounts receivable (Note 11 and Note 12)
Counterparties with no external risk rating
A	117,797	6,042
B	2,052,356	2,313,187
C	407,151	194,248

	2,577,304	2,513,477

Receivable from related parties (Note 13)
B	713,048	874,682

The total balance of trade accounts receivable and receivable from related parties is in compliance with contract terms and conditions; none of them have been re-negotiated.

9	CASH AND CASH EQUIVALENT

At December 31 this account comprises:

	2016	2017
Cash on hand	5,944	16,468
In-transit remittances	7,931	2,798
Bank accounts	475,025	493,666
Time deposits	112,023	113,248
Mutual funds	6,027	—

	606,950	626,180

At December 31, 2017, short-term deposits were mainly derived from subsidiaries GyM Ferrovías S.A., GyM S.A., Viva GyM S.A., Concar S.A. and Concesión Canchaque S.A.C. for S/36.7million, S/30.5million, S/17.8 million, S/13.6 millones and S/11.0 million respectively and interest rates ranged from 0.25% to 4.55% (GyM S.A., GyM Ferrovías S.A., Viva GyM S.A., and GMP S.A. for S/43.7 million, S/24.7million, S/19.6 million and S/16.4 million, respectively, at interest rates ranging from 0.10% and 4.95%, at December 31, 2016).

(i) Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the statement of cash flows at the end of the financial year as follows:

	2016	2017
Cash and Cash Equivalent	606,950	626,180
Bank overdrafts (Note 19)	(8,396)	(120)

Balances of the statement of cash flows	598,554	626,060

10	OTHER FINANCIAL ASSETS

On April 2016, the Company sold their 1.64% of interest held in Transportadora de Gas del Peru S.A. (TGP) for S/107.3 million, resulting in a net profit of S/46.3 million, as shown in the income statement, within “Profit (loss) on sale of investments”. The balance of its investment at the date of sale was S/117.1 million.

The cumulative amount of fair values at the date of sale amounting to S/41.5 million (S/56 million of gain on fair value and S/14.6 million of income tax), as recognized in the statement of other comprehensive income was transferred to profits for the period.

At 2015, dividends were received from the investments for S/7.2 million.

At December 31, 2015 the fair value of the Group’s interest in TGP equals S/120.1 million based on the discounted cash flow method. The information used in the calculation was as follows:

•	Discounted cash flows from operating activities of TGP net of cash flows from investment activities (CAPEX).

•	Cash flows were estimated for a 30-year term.

•	The discount rate used was 7.5% corresponding to estimated TGP’s WACC.

•	The interest of the Company in TGP was 1.64%.

11	TRADE ACCOUNTS RECEIVABLE, NET

At December 31 this account comprises:

	2016		2017
	Current	Non-current	Current	Non-current
Invoices receivable	903,878	652,939	459,721	819,699
Collection rights	150,065	14,580	546,351	28,891

	1,053,943	667,519	1,006,072	848,590
Impairment of receivables	(22,673)	—	(13,348)	—

	1,031,270	667,519	992,724	848,590

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

At December 31, 2017 the fair value of non-current accounts receivable amounted to S/835 million (S/606 million at December 31, 2016), which was calculated under the discounted cash flows method, using rates of 6.33% (7.14% at December 31, 2016).

At December 31, 2017, collection rights primarily relate to GyM Ferrovías S.A., CAM Holding S.p.A., Concar S.A., Survial S.A, CAM Servicios del Perú S.A. and GMI S.A.,amounting to S/355 million, S/85 million, S/53 million, S/31 million, S/21 million and S/20 million, respectively. (GyM Ferrovías S.A., GMD S.A., GMI S.A., Concar S.A., CAM Servicios del Perú S.A. y Survial for S/68 million, S/49 million, S/19 million, S/13 million, S/12 million and S/11 million, respectively, in 2016).

Aging of trade accounts receivable is as follows:

	At December 31,
	2016	2017
Current	1,396,040	1,575,709
Past due up to 30 days	103,617	118,158
Past due from 31 days up to 180 days	113,825	141,121
Past due from 181 days up to 360 days	29,506	1,962
Past due over 360 days	78,474	17,712

	1,721,462	1,854,662

At December 31, 2017, for trade accounts receivables with maturity greater than 31 days for S/160.8 million (S/221.8 million in 2016), the Group recognized impairment of S/0.7 million (S/3.1 million in 2016) in the consolidated income statement (Note 27).

The maximum exposure to credit risk at the reporting date is the carrying amount of the accounts receivable and of unbilled work in progress (Note 12).

12	WORK IN PROGRESS, NET

At December 31 this account comprises:

	2016		2017
	Current	Non-current	Current	Non-current
Unbilled rights receivable	971,882	171,752	535,119	58,997
Rights for concessions in progress	32,078	25,834	—	28,413
Cost of work in progress	87,168	—	49,634	—

	1,091,128	197,586	584,753	87,410
Impairment of work in progress (Note 5.1-f)	(410,199)	—	—	—

	680,929	197,586	584,753	87,410

Unbilled rights receivable are the rights that were not billed by the Engineering and Construction segment. Until that revenue is billed, they are stated as unbilled rights receivable. At December 31, 2017, the book value of non-current unbilled rights receivable is similar to its fair value since it was recorded using the discounted cash flow method, using a 1.71% rate.

Concession rights in progress correspond to future collection rights for public service concessions that are still in the pre-operational stage.

Costs of work in progress include all those expenses incurred by the Group comprising future activities to be carried out under construction contracts currently effective. The Group estimates that all incurred cost will be billed and collected.

At December 31, 2017 and 2016 work in progress that remained to be billed are shown net of any advances received from customers for S/15.3 million and S/10.6 million, respectively under the terms and conditions set forth in each specific agreement. These advances are mostly related to subsidiary GyM S.A.

13	TRANSACTIONS WITH RELATED PARTIES AND JOINT OPERATORS

a)	Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

	2015	2016	2017
Revenue from sales of goods and services:
- Associates	1,400	—	3,367
- Joint operations	52,384	36,901	18,138

	53,784	36,901	21,505

Purchase of goods and services:
- Associates	18	739	2,776
- Joint operations	489	3,228	14,191

	507	3,967	16,967

Inter-company transactions are based on the price lists in force and terms and conditions that would be agreed with third parties.

b)	Key management compensation

Key management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management. The compensation paid or payable to key management in 2017 amounted to S/90.5 million (S/106.9 million and S/111.7 millions in 2016 and 2015, respectively) and only relates to short-term benefits.

d)	Balances at the end of the year were:

	At December 31,		At December 31,
	2016		2017
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations:
Consorcio Constructor Ductos del Sur	62,834	—	—	—
Consorcio GyM Conciviles	61,006	—	43,435	—
Consorcio Rio Urubamba	9,072	—	8,964	—
Consorcio Peruano de Conservación	8,784	—	7,417	—
Consorcio Vial Quinua	4,198	738	—	2,162
Consorcio Italo Peruano	4,174	17,325	14,536	18,849
Consorcio La Gloria	3,521	3,080	1,688	1,358
Terminales del Perú	3,215	259	3,290	—
Consorcio Rio Mantaro	3,191	6,886	1,134	763
Consorcio Vial Sierra	940	5,400	2,355	1,854
Consorcio Constructor Chavimochic	915	2,471	1,959	5,817
Consorcio Energía y Vapor	491	3,203	—	72
Consorcio Ermitaño	83	6,372	1,067	6
Consorcio Menegua	30	3,803	39	—
Consorcio para la Atención y Mantenimiento de Ductos	—	21,790	—	12,074
Consorcio Huacho Pativilca	—	3,434	—	2,377
Other minors	10,134	2,472	12,182	6,973

	172,588	77,233	98,066	52,305

	At December 31,		At December 31,
	2016		2017
	Receivable	Payable	Receivable	Payable
Other related parties:
Gaseoducto Sur Peruano S.A	—	—	2,407	—
Perú Piping Spools S.A.C.	9,076	—	279	185
Ferrovías Argentina	—	—	—	2,684
Arturo Serna	—	2,984	—	—

	9,076	2,984	2,686	2,869

Portion current	181,664	80,217	100,752	55,174

Non-current portion:
Gasoducto Sur Peruano S.A	531,384	—	773,930	—
Consorcio Constructor Ductos del Sur	—	37,238	—	—
Ferrovías Participaciones	—	20,813	—	21,648
Ferrovías Argentina	—	2,835	—	—
Arturo Serna	—	4,434	—	4,306

Portion current	531,384	65,320	773,930	25,954

Receivables and payables are mainly of current maturity and do not have specific guarantees, except for the receivable account from GSP. Accounts receivable from related parties have maturity periods of 60 days and arise from sales of goods and services. These balances are non-interest-bearing, and at December 31, 2017 an impairment was recognized for S/18 million, in the receivables of GyM from Consorcio GyM Conciviles.

The non-current balance corresponds to the obligations arising from the early termination of the GSP project (Note 16.a-i). As of December 31, 2017, the book value of the non-current account receivable recorded by the Company, for S/515 million, is similar to its fair value as it was recorded using the discounted cash flow method, at a 2.92% that originated a discount value of US$ 22.8 million (equivalent to S/76.9 million) Note 28. Additionally, as a consequence of the early termination of the GSP, and the related facts, the subsidiary GyM SA reclassified as of December 31, 2017, the balances of the Consorcio Constructor Ductos del Sur to which adjustments for impairment had previously been applied (Note 5.1 f) and which, up to 2016, was included in the consolidation under the proportional share method. The value of accounts receivable from CCDS correspond mainly to collection rights to GSP for S/244 million.

Accounts payable to related parties have maturity periods of 60 days and arise from engineering, construction, maintenance and other services received. These balances are not interest-bearing due to their short-term maturities.

Transactions with non-controlling interest are disclosed in Note 36.

14	OTHER ACCOUNTS RECEIVABLE

At December 31 this account comprises:

	2016		2017
	Current	Non-current	Current	Non-current
Advances to suppliers (a)	79,455	225,567	149,464	255,181
Income tax on-account payments (b)	202,045	—	125,176	2,607
Fiscal credit (c)	80,091	52,225	81,732	30,680
Guarantee deposits (d)	95,916	—	113,429	—
Claims to third parties	26,529	32,669	109,491	41,072
Restricted Fund	14,067	—	61,993	44,770
Petróleos del Perú S.A.- Petroperú S.A.	16,879	29,534	3,619	53,918
Temporary tax on net assets	21,204	—	21,934	—
Taxes receivable	13,954	—	31,875	33,428
Claims to SUNAT (pre-paid taxes)	16,479	—	12,274	—
Rental and sale of equipment	13,640	—	27,970	—
Receivables from personnel	10,726	—	6,737	—
Other	58,531	17,957	19,751	9,196

	649,516	357,952	765,445	470,852

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

The maximum exposure to credit risk at the reporting date is the carrying amounts of each class of above-mentioned other receivables. The Group does not demand guarantees.

The following paragraph contains a description of major accounts receivable:

(a)	Advances to suppliers

In 2017, the balance mainly comprises advances that subsidiary GyM Ferrovias S.A. gave to Alstom Transporte for S/233 million (S/230 million in 2016).

(b)	Income tax on-account payment

This balance mainly consists of income tax on-account payments made by GyM S.A., GMP S.A., CAM Holding S.p.A. and Viva GyM S.A., for S/85 million, S/19 million, S/11 million, and S/6 million, respectively (GyM S.A., GMP S.A., Graña y Montero.S.A.A., CAM Holding S.p.A., Viva GyM S.A, GMI S.A. and GMD S.A. for S/133 million, S/17 million, S/16 million, S/16 million, S/5 million, S/4 million and S/4 million, respectively in 2016).

(c)	Fiscal credit

This item is related to subsidiaries GyM S.A., Viva GyM S.A., Negocios del Gas S.A., Norvial S.A., Concesionaria Vía Expresa Sur S.A. and La Chira S.A. amounting to S/50 million, S/20 million, S/8 million, S/6 million, S/5 million and S/2 million, respectively (GyM S.A., Viva GyM S.A., Norvial S.A.,Negocios del Gas S.A., Concesionaria La Chira and Concesionaria Via Expresa Sur S.A.. for S/55 million, S/25 million, S/15 million, S/8 million, S/5 million, and S/5 million, respectively in 2016). Management considers that this VAT fiscal credit will be recovered in the normal course of future operations of these subsidiaries.

(d)	Guarantee deposits

Guarantee deposits are the funds retained by customers for work contracts assumed basically by subsidiary GyM S.A. These deposits are retained by the customers to secure the Subsidiary’s compliance with its obligations under the contracts. The amounts retained will be recovered once the contracted work is completed.

15	INVENTORIES

At December 31 this account comprises:

	2016	2017
Land	398,120	317,337
Work in progress - Real estate	289,775	150,537
Finished properties	244,240	203,209
Construction material	114,919	51,131
Merchandise and supplies	97,860	90,504

	1,144,914	812,718
Impairment of inventories (Note 5.1-f)	(40,621)	(42,007)

	1,104,293	770,711

Land

At December 31, land comprises properties for the implementation of the following projects of subsidiary Viva GyM:

	2016	2017
Lurín (a)	95,634	103,574
Miraflores (b)	80,552	1,349
San Miguel (c)	70,556	44,126
San Isidro (d)	46,606	58,441
Ancón (e)	35,934	37,823
Nuevo Chimbote (f)	17,054	17,201
Huancayo (g)	11,618	13,572
Canta Callao	—	12,978
Others	40,166	28,273

	398,120	317,337

(a)	Plot of land of 750 hectares located in the district of Lurín, province of Lima, for industrial development and public housing.
(b)	Land located in Av. El Ejército, Urb. Santa Cruz- Miraflores, Lima, for the development of a project consisting in a 5-star hotel, a cultural, convention, commercial, business center, and residential buildings. On February 3, 2017, the land was sold to Urbi Propiedades S.A. the sale price was agreed at US$50 million, which has been fully paid.
(c)	Land located in San Miguel, a total of 1.4 hectares for the development of a multi-family housing project of 248 apartments and 185 parking lots. On November 6, 2017, a portion of 0.56 hectares was sold to a real estate investment fund in Larrainvial-Colliers II at S/27.8 million.
(d)	A plot of land in the district of San Isidro in which a 15-storey building will be built with 24 apartments and 124 parking spaces.
(e)	A 108-hectare land property in which a mega housing-project will be implemented, consisting of 13,768 real estate units.
(f)	Land located in Chimbote, 11.5 hectares, for the development of a social housing project
(g)	Land located in Huancayo, 8.5 hectares for the development of a land sale project.

Land properties correspond to assets maintained since 2015, for which construction has not yet begun. Variance in these balances over 2017 is mainly due to engineering, license paperwork and other smaller costs. Construction in these land properties is expected to begin in late 2018 and the second half of 2019.

Real estate - work in progress

At December 31, real state work in progress comprises the following projects:

	2016	2017
Klimt	100,751	—
Los Parques de Comas	89,074	70,647
Los Parques del Callao	51,613	53,441
Real 2	17,181	—
Villa El Salvador 2	12,674	2,141
Others	18,482	24,308

	289,775	150,537

During 2017 the Company has capitalized financing costs of these construction projects (Note 2.19) amounting to S/5.9 million at interest rates between 7.0% and 11.22% (S/12.2 million in 2016 at interest rates between 6.75% and 8.90%; and S/4 million in 2015 at interest rates between 5.3% and 9.5%).

Finished properties

At December 31, the balance of finished properties consists of the following investment properties:

	2016	2017
El Rancho	121,302	82,796
Panorama	33,443	18,481
Los Parques de San Martín de Porres	30,724	16,687
Los Parques de Callao	19,736	486
Rivera Navarrete	11,966	7,870
Los Parques de Carabayllo 2da etapa	7,497	3,134
Los Parques de Comas	7,336	16,058
Los Parques de Villa El Salvador II	5,951	9,313
Klimt	—	44,103
Real 2	—	3,877
Others	6,285	404

	244,240	203,209

Construction materials

At December 31, 2017, construction materials correspond mainly to different projects such as Stracon GyM - Central de Equipos, Morelco, and electromechanical works of the subsidiary GyM S.A. for S/50 million (S/50.5 million in 2016, of which S/33.8 million corresponds to Consorcio Constructor Ductos del Sur (CCDS) impaired in 2016 (Note 5.1-f).

16	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

At December 31 this account comprises:

	2016	2017
Associates	286,403	250,053
Joint ventures	103,356	18,618

	389,759	268,671

The amounts recognized in the income statement are as follows:

	2016	2017
Associates	(584,801)	(5,915)
Joint ventures	(4,909)	7,242)

	(589,710)	1,327

a) Investment in associates

Set out below are the associates of the Group at December 31, 2016 and 2017. The associates listed below have share capital solely consisting of common shares, which are held directly by the Group. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

				Carrying amount

	Class	Interest in capital		At December 31,
Entity	of share	2016	2017	2016	2017
		%	%
Gasoducto Sur Peruano S.A.	Common	20.00	21.49	218,276	218,276
Promoción Inmobiliaria del Sur S.A.	Common	22.50	—	31,768	—
Concesionaria Chavimochic S.A.C.	Common	26.50	26.50	32,394	22,091
Betchel Vial y Vives Servicios Complementarios Ltda.	Common	40.00	40.00	69	102
Others				3,896	9,584

				286,403	250,053

The most significant associates are described as follows:

i) Gasoducto Sur Peruano S.A.

In November 2015, the group acquired a 20% interest in Gasoducto Sur Peruano (hereinafter GSP) and obtained a 29% interest in the Ductos del Sur Consortium (CCDS) through its subsidiary GyM S.A. GSP signed on July 22, 2014 a concession contract with the Peruvian Government (Grantor) to build, operate and maintain the transportation system by natural gas pipelines to meet the demand of the cities of the Peruvian southern region. Additionally, GSP signed an engineering, procurement and construction (EPC) contract with the Consorcio Ductos del Sur (CCDS). The Group made an investment of US $242.5 million (S/811 million) and was required to assume 20% of the performance guarantee established in the Concession contract for US$262.5 million (equivalent to S/882 million) and 21.49% of the guarantee for the bridge loan obtained by GSP for US$600 million (equivalent to S/2,016 million).

Early termination of the Concession Agreement

According to a notification issued by the Ministry of Energy and Mines of Peru on January 24, 2017, the early termination of the Concession Contract was declared, based on the provisions of clause 6.7 of the Concession Agreement “Improvements to the country’s energy security and development of the South Peru gas Pipeline”, as GSP failed to certify the financial closing within the established contractual deadline and proceeded to the immediate execution of the performance guarantee. This situation generated the execution of the counter-guarantees offered by the Group to the company issuing the performance guarantee of the Concession Contract for US$52.5 million (S/176.4 million nominal value) and US$129 million (S/433.3 million nominal value) for the corporate guarantee of the bridge loan granted to GSP.

On October 11, 2017, the agreement was signed for the delivery of the goods of the South Peru gas pipeline concession between GSP and the Ministry of Energy and Mines (MEM). As stated in the agreement, GSP delivered most of the Concession Assets in possession to the administrator designated by the MEM for its custody and conservation. The assets include all the works, equipment and facilities provided for the execution of the project, as well as the engineering studies that were prepared by the concessionaire company.

After the termination of the contract, the Peruvian Government, in accordance with the contract, had to hire an audit entity of recognized international prestige to calculate the Net Book Value (“VCN” for its Spanish definition “Valor Contable Neto”) of the Concession Assets and the subsequent call for up to three public auctions, being the base amount for the first of them 100% of the VCN, guaranteeing in any case that after the third auction, in case the concession has not been awarded, the payment to GSP would be at least 72.25% of the VCN. Having elapsed more than a year since the termination of the contract, the Peruvian Government has not taken any action to calculate the VCN and call for auctions. In the opinion of the external and internal legal advisors, since the previous procedure had not been done within the established deadlines, the Peruvian Government would be obliged to pay GSP 100% of the VCN. Regarding the amount of the VCN there is a previous calculation commissioned by GSP reviewed by an audit firm as an independent expert as of December 31, 2016 which determined a VCN of US$2,602 million.

GSP as of December 4, 2017 entered into a bankruptcy proceeding that will be carried out by the National Institute for the Defense of Competition and Intellectual Protection of Peru (hereinafter, INDECOPI), and the Group registered a claim for accounts receivable in 2017 charge for US$0.4 million and the fiduciary based in its capacity as administrator accounts receivable amounting US$169.3 million.

The fair value of the investment in GSP is based on the amount of the VCN, taking into consideration the payments anticipated in the insolvency proceedings, the subordination contracts and the loan cession agreements between the Group and GSP partners. Based on management’s estimate of such payments, an impairment of the investment was determined to be US$176.49 million. In addition, according to the conclusions of our internal and external legal advisors, an international arbitration will be required to receive the payment from the Government. The estimated time frame for the international arbitration is 5 years. Therefore, management has applied a discount to the long-term account receivable from GSP of US$22.8 million. These two effects amounted US$199.3 million before taxes and was recorded in the income statement for the year ended December 31, 2016.

In addition, at December 31, 2016, the Group evaluated the impairment of the financial statements of CCDS. As a result, a net loss before taxes of S/15.2 million was determined (Note 5.1-f), that was recognized in gross profit in the Engineering and Construction segment.

Same as in the Emergency Decree 003, Law 30737 (see note 1.c-1) in its First Section includes Odebrecht and its related companies, which include GSP. According to this Law, GSP will not be able to make transfers abroad, will require the consent of the Ministry of Justice in case it wishes to sell assets and must deposit the proceeds of such sale in a guarantee trust. Likewise, the entities of the Government that must make some payment to the entities included in the Law, must withheld according to the contract 10%, equivalent to the net profit margin, and deposit it in the aforementioned trust in guarantee. According to our internal and external legal advisors, Government payment for the VCN is not within the scope of the withholding, as this payment does not include net profit margin, nor is a sale of assets.

ii) Promoción Inmobiliaria del Sur S.A.

An entity engaged in purchasing land properties to obtain gains from their subsequent appreciation and disposal in the long term. Major assets consist of plots of land of 891.08 hectares in Lurín and 2.07 hectares in Punta Hermosa, both in Lima. Based on recent appraisals of the properties, Management believes that the commercial value of these properties is higher than their carrying amount.

In February 2017, the subsidiary Viva GyM S.A. signed a purchase sale contract for the total shares (representing 22.5%) in the investment in the associate Promoción Inmobiliaria del Sur S.A. The sale price was agreed in US$25 million (equivalent to S/81 million), which were paid in full.

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

The following table shows financial information of the principal associates:

Summarized financial information for associates -

Entity	Gasoducto Sur Peruano S.A.		Promoción Inmobiliaria del Sur S.A.		Concesionaria Chavimochic S.A.C.
	At December, 31		At December, 31		At December, 31
	2015	2016	2015	2016	2015	2016	2017
Current
Assets	303,219	375,547	124,887	149,300	171,400	120,342	73,004
Liabilities	(3,357,508)	(6,747,492)	(32,072)	(187,380)	(110,799)	(3,160)	(1,111)
Non-current
Assets	4,943,392	8,522,099	47,669	193,127	8,608	8,282	11,809
Liabilities	(7,442)	—	(13,090)	(13,855)	(2,547)	(1,918)	(342)

Net assets	1,881,661	2,150,154	127,394	141,192	66,662	123,546	83,360

Entity	Gasoducto Sur Peruano S.A.		Promoción Inmobiliaria del Sur S.A.		Concesionaria Chavimochic S.A.C.
	2015 (*)	2016 (*)	2015	2016	2015	2016	2017
Revenues	3,007,799	3,323,410	90,970	65,071	376,124	264,386	—
Profit (loss) from continuing operations	69,191	(1,372,594)	90,618	42,281	22,995	(2,994)	(43,340)
Income tax	(19,828)	—	(25,373)	(11,839)	(6,656)	921	3,185

Profit (loss) from operations after income tax	49,363	(1,372,594)	65,245	30,442	16,339	(2,073)	(40,155)

Other comprehensive income		—		—		—	—

Total comprehensive income	49,363	(1,372,594)	65,245	30,442	16,339	(2,073)	(40,155)

(*)	Gaseoducto Sur Peruano S.A. gross profit 2015 and 2016 amounting to S/257.7 million and S/0.8 million, respectively.

The movement of the investments in associates is as follows:

	2015	2016	2017
Opening balance	82,494	490,702	286,403
Contributions received	—	390,506	2,116
Acquisition of Gasoducto Sur Peruano	437,494	—	—
Impairment of GSP	—	(593,105)	—
Panorama Project	(39,180)	—	—
Dividends received	(9,838)	(10,149)	(259)
Equity interest in results	22,800	8,304	(5,915)
Decrease in capital	—	(166)	(111)
Sale of Investment	—	—	(32,223)
Derecognition of investments	(2,755)	—	—
Conversion adjustment	(313)	311	42

Final balance	490,702	286,403	250,053

In addition to the GSP acquisition described in Note 16 a-i); in 2015, 2016 and 2017 the following significant movements were noted:

•	In 2015, the “share of the profit or loss in associates and joint ventures under the equity method” shown in the income statement includes S/17.3 million as expenses that subsidiary GyM S.A. had to pay for the execution of the letter of guarantee in JV Panama.

•	During 2016 cash contributions were made principally to Gasoducto Sur Peruano S.A. and Concesionaria Chavimochic amounting to S/373.9 million and S/15.7 million, respectively.

•	In 2016 the Group obtained dividends mainly from Betchel Vial y Promoción Inmobiliaria del Sur S.A. amounting to S/6.3 million and S/3.8 million, respectively. In 2015 the Group received dividends from Promoción Inmobiliaria del Sur S.A. amounting to S/9.8 million.

•	In 2016, the Group included an impairment provision of GSP for S/593.1 million (US$176.49 million). (Note 16 a-i).

•	In 2017, the sale of investments refers to the sale transaction of the associate Promoción Inmobiliaria del Sur S.A. to the company Inversiones Centenario S.A.A. (Note 16 a-ii), transaction that was collected in full

b)	Investment in Joint Ventures

Set out below are the joint ventures of the Group as of December 31:

				Carrying amount
	Class of share	Interest in capital		At December 31,
Entity		2016	2017	2016	2017
		%	%
Tecgas N.V.	Common	51.00	—	84,100	—
Sistemas SEC	Common	49.00	49.00	9,591	10,112
Logistica Químicos del Sur S.A.C.	Common	50.00	50.00	8,515	7,343
G.S.J.V. SCC	Common	50.00	50.00	861	878
Constructora SK-VyV Ltda.	Common	50.00	50.00	59	49
Others		—	—	230	236

				103,356	18,618

i)	Tecgas N.V.

This entity provides operation and maintenance services for hydrocarbon pipelines and related activities, concentrates its activities substantially in fulfilling the obligations arising from the operation and maintenance contract of the pipeline gas transport system connected to the Concession of Gas Concession Peru SAA (TGP, its main client). In April 2017, the Company entered into a purchase sale contract for all of its shares (representing 51%) in the investment in a joint venture with the Operating Company of Gas del Amazonas S.A.C. (COGA). The sale price was agreed at US$21.5 million (equivalent to S/69.8), which are fully paid.

ii)	Sistemas SEC

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

The following table shows the financial information of the principal joint ventures:

Summarized financial information for joint ventures

Tecgas N.V.
At December, 31
Entity	2016
Current
Cash and cash equivalents	67
Other current assets	92,843

Total current assets	92,910

Other current liabilities	(87,780)

Total current liabilities	(87,780)

Non-current
Total non-current assets	33,336
Total non-current liabilities	(7,367)

Net assets	31,099

Revenue	457,554
Depreciation and amortization	(2,266)
Interest income	215
Interest expense	—
Profit (loss) from continuing operations	(3,209)
Income tax expense	(4,078)

Post-tax profit (loss) from continuing operations	(7,287)

Other comprehensive income	—

Total comprehensive income	7,287

The movement of the investments in joint ventures was as follows:

	2015	2016	2017
Opening balance	147,069	146,303	103,356
Debt capitalization	—	8,308	—
Contributions received	—	6,889	—
Equity interest in results	2,193	(4,909)	7,242
Acquisitions	44,145	—	—
Sale of Investment	—	—	(88,556)
Transfer of Adexus from acquisition of control	—	(35,870)	—
Dividends received	(42,122)	(17,843)	(3,758)
Decrease in capital	(3,364)	(1,798)	—
Conversion adjustment	(1,618)	2,276	334

Final balance	146,303	103,356	18,618

In 2017, 2016 and 2015 the following significant movements were carried out:

•	The Group obtained dividends in 2017 principally from Consorcio Sistemas SEC for S/1 million and Logistica Quimicos del Sur S.A. for S/2.8 million (S/13.1 and S/3.3 million from G.S.J.V. in 2016 and S/41.1 million in 2015 from Constructora SK - VyV Ltda.).

•	On April 24, 2017 the Company signed a purchase-sale agreement for their total capital stock (representing 51%) held in their joint venture with Compañía Operadora de Gas del Amazonas S.A.C. (COGA). The selling price was agreed at US$21.5 million (equivalent to S/69.8 million), which was fully paid.

•	On June 6, 2017 the Company signed a purchase-sale agreement for their total share of GMD S.A., which represent 89.19% of the Company’s shareholding, in favor of AI Inversiones Palo Alto II S.A.C., a company affiliated with Advent International. The value agreed for the entire participation was S/269.9 million. At the close of this report, the amount was collected in full.

•	In February and December 2016, a debt with Adexus was capitalized and a cash contribution was made to Tecgas N.V. for S/8.3 million and S/6.9 million, respectively.

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

The movement in property, plant and equipment accounts and its related accumulated depreciation for the year ended December 31, 2015, 2016 and 2017 is as follows:

					Furniture and	Other	Replacement	In-transit	Work in
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	units	progress	Total
At January 1, 2015
Cost	30,675	200,450	986,487	394,077	43,146	176,869	7,245	9,177	99,831	1,947,957
Accumulated depreciation and impairment	—	(35,479)	(416,029)	(201,815)	(27,279)	(120,333)	(4)	—	—	(800,939)

Net carrying amount	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018

Net initial carrying amount	30,675	164,971	570,458	192,262	15,867	56,536	7,241	9,177	99,831	1,147,018
Additions	—	9,021	105,575	86,923	12,684	22,802	—	16,018	44,933	297,956
CAM Brazil deconsolidation	—	(839)	(1,462)	(633)	(70)	—	—	—	—	(3,004)
Reclassifications	—	36,180	32,389	9,300	1,245	7,272	10,529	(23,092)	(73,823)	—
Transfers to intangibles (Note 18)	—	—	68	—	—	—	—	—	(36,785)	(36,717)
Transfers to accounts receivable	—	(3,635)	—	—	(777)	(4,442)	—	—	(5,168)	(14,022)
Deduction for sale of assets	(2,001)	(1,235)	(35,118)	(42,464)	(1,491)	(7,979)	—	—	(14,185)	(104,473)
Disposals – cost	—	(5,057)	(10,224)	(362)	(2,299)	(1,810)	(2,326)	(89)	(1,206)	(23,373)
Depreciation charge	—	(11,780)	(116,993)	(54,545)	(4,623)	(13,141)	—	—	—	(201,082)
Discontinued operations	—	(1,818)	—	(263)	(533)	(11,084)	—	—	—	(13,698)
Depreciation for sale deductions	—	1,003	23,907	32,566	799	7,751	—	—	—	66,026
Disposals – accumulated depreciation	—	3,060	4,373	323	503	1,331	—	—	—	9,590
Translations adjustments	(265)	(306)	(8,288)	(2,221)	(128)	(506)	—	(197)	(553)	(12,464)

Net final carrying amount	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757

At December 31, 2015
Cost	28,409	231,029	1,074,195	443,239	52,225	191,238	15,448	1,817	13,044	2,050,644
Accumulated depreciation and impairment	—	(41,464)	(509,510)	(222,353)	(31,048)	(134,508)	(4)	—	—	(938,887)

Net carrying amount	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757

					Furniture and	Other	Replacement	In-transit	Work in
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	units	progress	Total
At January 1, 2016
Cost	28,409	231,029	1,074,195	443,239	52,225	191,238	15,448	1,817	13,044	2,050,644
Accumulated depreciation and impairment	—	(41,464)	(509,510)	(222,353)	(31,048)	(134,508)	(4)	—	—	(938,887)

Net carrying amount	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757

Net initial carrying amount	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757
Additions	6,238	12,126	81,378	50,574	4,423	24,870	553	19,312	13,594	213,068
Adquisition of subsidiaries – Adexus (Note 33 a)	—	13,913	—	420	1,525	26,130	—	—	—	41,988
Reclassifications	—	588	1,927	(1,172)	4,456	13,156	2,583	(17,349)	(4,189)	—
Transfers to inventories	2,941	—	—	—	—	—	—	—	—	2,941
Transfers to intangibles (Note 18)	—	—	—	—	—	—	—	—	(1,257)	(1,257)
Deduction for sale of assets	(5,256)	(14,333)	(60,374)	(48,521)	(1,724)	(5,766)	—	—	—	(135,974)
Disposals – cost	—	(1,232)	(15,149)	(1,354)	(1,579)	(4,364)	(661)	(2)	—	(24,341)
Depreciation charge	—	(12,651)	(104,638)	(47,366)	(6,947)	(15,088)	(5)	—	—	(186,695)
Impairment loss	—	(73)	(5,190)	(317)	(3,301)	(382)	—	—	—	(9,263)
Discontinued operations	—	(2,191)	0	(675)	(601)	(13,039)	—	—	—	(16,506)
Depreciation for sale deductions	—	8,113	48,266	29,536	1,026	1,907	—	—	—	88,848
Disposals – accumulated depreciation	—	939	14,430	886	1,540	3,991	—	—	—	21,786
Translations adjustments	282	130	5,987	922	176	(344)	—	—	94	7,247

Net final carrying amount	32,614	194,894	531,322	203,819	20,171	87,801	17,914	3,778	21,286	1,113,599

At December 31, 2016
Cost	32,614	241,150	1,088,229	443,641	59,593	246,102	17,923	3,778	21,286	2,154,316
Accumulated depreciation and impairment	—	(46,256)	(556,907)	(239,822)	(39,422)	(158,301)	(9)	—	—	(1,040,717)

Net carrying amount	32,614	194,894	531,322	203,819	20,171	87,801	17,914	3,778	21,286	1,113,599

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement units	In-transit units	Work in progress	Total
At January 1, 2017
Cost	32,614	241,352	1,090,460	443,641	59,593	246,102	17,923	3,778	18,853	2,154,316
Accumulated depreciation and impairment	—	(46,256)	(556,907)	(239,822)	(39,422)	(158,301)	(9)	—	—	(1,040,717)

Net carrying amount	32,614	195,096	533,553	203,819	20,171	87,801	17,914	3,778	18,853	1,113,599

Net initial carrying amount	32,614	195,096	533,553	203,819	20,171	87,801	17,914	3,778	18,853	1,113,599
Additions	157	2,724	48,207	36,594	11,607	36,179	925	22,877	13,178	172,448
Deconsolidation of GMD	(3,713)	(26,109)	—	(1,527)	(2,153)	(46,032)	0	(3,903)	(4)	(-83,441)
Reclassifications	0	1,969	12,459	2,888	609	6,579	4,076	(21,600)	(6,980)	—
Transfers to intangibles (Note 18)	—	—	2,119	724	—	—	—	(964)	(2,048)	(169)
Deduction for sale of assets	(5,616)	(51,736)	(149,202)	(92,079)	(4,200)	(5,270)	—	—	—	(308,103)
Disposals – cost	—	(1,869)	(6,442)	(7,941)	(1,200)	(12,592)	—	(230)	(3,606)	(33,880)
Depreciation charge	—	(12,469)	(100,976)	(45,457)	(11,654)	(26,928)	—	—	—	(197,484)
Impairment loss	—	—	(14,328)	—	—	0	—	—	(352)	(14,680)
Depreciation for sale deductions	—	3,579	115,864	84,145	1,049	3,128	—	—	—	207,765
Disposals – accumulated depreciation	—	1,624	2,410	434	778	3,179	—	—	—	8,425
Translations adjustments	236	152	606	(350)	(23)	980	—	—	(346)	1,255

Net final carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,915	(42)	18,695	865,735

At December 31, 2017
Cost	23,678	166,483	998,207	381,950	64,233	225,946	22,924	(42)	19,047	1,902,426
Accumulated depreciation and impairment	—	(53,522)	(553,937)	(200,700)	(49,249)	(178,922)	(9)	—	-352	(1,036,691)

Net carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,915	(42)	18,695	865,735

In 2016 and 2017 additions to the carrying amount correspond to the acquisition of fixed assets under finance leases or by direct acquisition.

The balance of work in progress at December 31, 2017 relates mainly to investments made by the subsidiary GMP S.A. for S/11 million (S/19 million at December 31, 2016) for the activities of oil drilling in order to increase the volume of exploitation of oil and gas. Additionally, the balance includes the construction work of Proyecto Hotel Larcomar for S/15.6 million (S/14.4 million in 2016).

In 2017 fixed asset sales amounted to S/127.2 million (S/70.5 million and S/55.8 million in 2016 and 2015, respectively) resulting in profits of S/26.9 million (profits of S/18.4 and S/17.4 million in 2016 and 2015, respectively) that are shown in the statement of income within “other income and expenses, net” (Note 29), the difference between the income proceeds from disposals of fixed assets and their profit are shown within “revenue from construction activities” and “gross profit”, respectively.

In September 2017, the Company signed a sale contract for the corporate building located in Miraflores with Volcomcapital Petit Thouars S.A.C. The sale was made in October 2017, the amount of the purchase-sale amount to US$20.5 million. This operation includes a 5-year lease period that can be extended up to 10 years as well as a purchase option on the building. The sale of the mentioned property generates a profit of US$3.5 million.

Depreciation of fixed assets and investment properties for the year is broken down in the statement of income as follows:

	2015	2016	2017
Cost of services and goods	186,661	177,699	178,209
Administrative expenses	16,711	11,317	13,224
(+) Depreciation GMD discontinued operation	—	—	8,361

Total depreciation related to property, plant and equipment	203,372	189,016	199,794
(-) Depreciation related to investment property	(2,290)	(2,321)	(2,310)

Total depreciation related to property, plant and equipment	201,082	186,695	197,484

The amount of S/8.3 million corresponds to the depreciation recorded from January to May 2017 of the subsidiary GMD S.A. which was sold in June 2017.

In 2016, the Group determined indicators of impairment of items of property, plant and equipment relating to: i) early termination of the GSP concession in respect of Consorcio Constructor Ductos del Sur (CCDS) and ii) assets under stand-by status. Management calculated the recoverable amount of those assets as the fair value; fair value was determined taking into account appraisals performed by independent experts. The recognized impairment loss is mainly related to Consorcio Constructor Ductos del Sur (CCDS) for a total of S/4.1 million (Note 5.1-f), GyM for S/2.39 million and Stracon GyM S.A. for S/2.34 million, which are shown within “Expenses by nature” (Note 27).

At December 31, 2017 the Group has fully depreciated property, plant and equipment items that are still in use for S/154 million (S/151.6 million, at December 31, 2016).

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease agreements is broken down as follows:

Financial Leasing

	At December 31,
	2015	2016	2017
Cost of acquisition	735,591	800,927	650,301
Accumulated depreciation	(327,465)	(386,411)	(351,447)

Net carrying amount	408,126	414,516	298,854

Other financial liabilities are secured with items of property, plant and equipment for S/368.1 million (S/617.9 million in 2016).

Commitment for operating leases:

In relation to the sale lease contract for the corporate building located in Miraflores mentioned on the previous page, the Company has outstanding commitments for non-cancelable operating leases, with the following maturities:

2017
Not later than 1 year	8,526
Within 2 to 5 years	35,161
Later than 5 years	46,451

90,138

18	INTANGIBLE ASSETS, NET

The movement of intangible assets and that of their related accumulated amortization, as of December 31, 2015, 2016 and 2017, is as follows:

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use rights	Other assets	Total
At January 1, 2015
Cost	202,144	102,835	561,183	86,233	32,231	281,722	3,623	13,288	14,257	1,297,516
Accumulated amortization and impairment	(21,995)	(217)	(269,504)	(43,243)	(26,462)	(150,392)	(3,623)	—	(3,337)	(518,773)

Net carrying amount	180,149	102,618	291,679	42,990	5,769	131,330	—	13,288	10,920	778,743

Net initial carrying amount	180,149	102,618	291,679	42,990	5,769	131,330	—	13,288	10,920	778,743
Additions	5,418	—	165,149	—	9,141	11,842	—	—	3,429	194,979
CAM Brazil Deconsolidation	—	—	—	—	(129)	—	—	—	—	(129)
Transfers from assets under construction (Note 17)	—	—	—	(68)	1,562	33,396	—	—	1,827	36,717
Transfers to accounts receivable	—	—	(2,278)	—	—	—	—	—	—	(2,278)
Transfers to pre-paid expenses	—	—	(10,923)	—	—	—	—	—	(3,684)	(14,607)
Reclassifications	—	—	—	—	188	(188)	—	—	(3)	(3)
Amortization	—	—	(18,436)	(14,697)	(4,601)	(42,117)	—	—	(825)	(80,676)
Discontinued operations	—	—	(7,247)	—	(1,432)	—	—	—	—	(8,679)
Translations adjustments	(15,335)	(6,084)	(51)	(4,031)	(280)	—	—	—	—	(25,781)

Net final carrying amount	184,808	96,534	417,893	24,194	10,218	122,421	—	13,288	11,664	878,286

At December 31, 2015
Cost	192,227	96,751	716,125	82,134	42,761	326,723	3,623	13,288	15,425	1,489,057
Accumulated amortization and impairment	(21,995)	(217)	(298,232)	(57,940)	(32,543)	(192,460)	(3,623)	—	(3,761)	(610,771)

Net carrying amount	170,232	96,534	417,893	24,194	10,218	134,263	—	13,288	11,664	878,286

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use rights	Other assets	Total
At January 1, 2016
Cost	192,227	96,751	716,125	82,134	42,761	326,723	3,623	13,288	15,425	1,489,057
Accumulated amortization and impairment	(21,995)	(217)	(298,232)	(57,940)	(32,543)	(192,460)	(3,623)	—	(3,761)	(610,771)

Net carrying amount	170,232	96,534	417,893	24,194	10,218	134,263	—	13,288	11,664	878,286

Net initial carrying amount	170,232	96,534	417,893	24,194	10,218	134,263	—	13,288	11,664	878,286
Additions	—	—	118,222	—	16,477	17,772	—	—	19,255	171,726
Acquisition of subsidiary – Adexus (Note 33 a)	930	9,088	6,090	12,822	—	—	—	—	4,203	33,133
Transfers from assets under construction (Note 17)	—	—	—	—	—	—	—	—	1,257	1,257
Reclasifications	—	—	5,258	—	345	—	—	—	(5,603)	—
Disposals – net cost	—	—	(1,395)	—	—	(2,395)	—	—	—	(3,790)
Amortization	—	—	(19,646)	(4,376)	(7,407)	(40,918)	—	—	(1,200)	(73,547)
Discontinued operations	—	—	(8,560)	—	(636)	—	—	—	—	(9,196)
Impairment loss	(38,680)	(15,628)	—	—	—	—	—	—	—	(54,308)
Translations adjustments	12,038	3,672	(102)	171	1,024	—	—	—	(78)	16,725

Net final carrying amount	144,520	93,666	517,760	32,811	20,021	108,722	—	13,288	29,498	960,286

At December 31, 2016
Cost	205,195	109,511	844,213	95,127	60,607	342,100	3,623	13,288	34,418	1,708,082
Accumulated amortization and impairment	(60,675)	(15,845)	(326,453)	(62,316)	(40,586)	(233,378)	(3,623)	—	(4,920)	(747,796)

Net carrying amount	144,520	93,666	517,760	32,811	20,021	108,722	—	13,288	29,498	960,286

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Land use rights	Other assets	Total
At January 1, 2017
Cost	205,195	109,511	844,213	95,127	60,607	342,100	3,623	13,288	34,294	1,707,958
Accumulated amortization and impairment	(60,675)	(15,845)	(326,453)	(62,316)	(40,586)	(233,378)	(3,623)	—	(4,796)	(747,672)

Net cost	144,520	93,666	517,760	32,811	20,021	108,722	—	13,288	29,498	960,286

Net initial cost	144,520	93,666	517,760	32,811	20,021	108,722	—	13,288	29,498	960,286
Additions	—	—	64,171	5,274	3,330	49,698	—	—	20,832	143,305
Deconsolidation GMD	(3,524)	—	(17,354)	—	(21)	—	—	—	(2,767)	(23,666)
Transfers from assets under construction (Note 17)	—	—	(11,217)	—	2,761	5,008	—	—	3,617	169
Derecognition – cost	—	—	(537)	—	(1,572)	—	—	—	(355)	(2,464)
Amortization	—	—	(24,609)	(4,189)	(8,091)	(46,695)	—	—	(2,973)	(86,557)
Impairment	(20,068)	(29,541)	—	—	—	—	—	—	—	(49,609)
Translations adjustments	(4,124)	975	13	369	1,196	—	—	—	177	(1,394)

Net final cost	116,804	65,100	528,227	34,265	17,624	116,733	—	13,288	48,029	940,070

At December 31, 2017
Cost	193,862	110,486	879,289	100,640	66,301	396,806	3,623	13,288	51,983	1,816,278
Accumulated amortization and impairment	(77,058)	(45,386)	(351,062)	(66,375)	(48,677)	(280,073)	(3,623)	—	(3,954)	(876,208)

Net cost	116,804	65,100	528,227	34,265	17,624	116,733	—	13,288	48,029	940,070

a)	Goodwill

Management reviews the results of its businesses based on the type of economic activity carried out.

At December 31 goodwill allocated to cash-generating units (CGU) are:

	2015	2016	2017
Engineering and construction	125,514	98,587	75,051
Electromechanical	20,737	20,737	20,737
Mining and construction services	13,366	13,366	13,366
IT equipment and services	4,172	5,102	6,720
Telecommunications services	6443	6,728	930

	170,232	144,520	116,804

As a result of the impairment testing on goodwill performed by Management on an annual basis, the recoverable amount of the related cash-generating unit is determined based on the higher of its value in use and fair value less cost of disposal. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

As a result of these assessments an impairment was identified in 2016 and 2017 in two CGU’s, Vial y Vives—DSD, and Morelco S.A. and was accounted as of December 31st, 2016 and 2017, respectively. The loss to impairment was generated due to the decrease in the expected flows, as a result of the reduction of the contracts linked to the Backlog. The amount of the impairment it impacted the total amount of goodwill was S/20.1 in 2017(S/38.7 million in 2016).

Major assumptions used by the Group in determining the fair value less cost of disposal and the value in use were as follows:

	Engineering and construction	Electro- mechanical	Mining and construction	IT equipment and services	Telecommunication services
	%	%	%	%	%
2016
Gross margin	9.50% - 12.99%	11.10%	12.04%	15.00% - 23.19%	11.75%
Terminal growth rate	3.00% - 4.00%	2.00%	2.00%	2.00% - 3.00%	3.00%
Discount rate	9.66% - 12.72%	11.01%	11.71%	21.74%	10.02%
2017
Gross margin	9.50%	8.00%	—	20.83%	4.26%
Terminal growth rate	3.00%	2.00%	—	2.90%	3.00%
Discount rate	11.18%	11.48%	—	10.17%	4.02%

These assumptions have been used for the analysis of each CGU included in the operating economic activities for a period of 5 years.

Management determines the forecasted gross margins based on past results and market development expectations. Average growth rates are consistent with those prevailing in the industry. Discount rates used are pre-tax or post-tax as appropriate and reflect the specific risk related to the assessed CGUs.

b)	Trademarks

This item mainly comprises the trademarks acquired in the business combination processes with Vial y Vives S.A.C. (S/75.4 million) in August 2013; Morelco S.A.S. (S/33.33 million) in December 2014; and Adexus S.A. (S/9.1 million) in August 2016. Management determined that the brands obtained from Vial y Vives, Morelco and Adexus have indefinite lives; consequently, annual impairment tests are performed on these intangibles, as described in paragraph a) above.

As a result of these tests, at December 31, 2016 and 2017, the Vial y Vives—DSD trademark was partially impaired, the amount of the impairment was S/15.6 million and S/29.5 million, respectively. No provision for impairment was performed for Stracon GYM since the Company sold its shares (87.59%) for a total of US $76.8 million, generating a profit of S/41.9 million

Major assumptions used by the Group in determining the fair value less cost of disposal are as follows:

	Engineering and construction		IT Equipment Services
	Morelco	Vial y Vives - DSD	Adexus
	%	%	%
2016
Average revenue growth rate	14.39%	24.53%	12.60%
Terminal growth rate	3.00%	4.00%	3.00%
Discount rate	11.85%	9.87%	16.05%
2017
Average revenue growth rate	9.60%	25.00%	9.19%
Terminal growth rate	3.00%	4.00%	3.00%
Discount rate	11.18%	14.80%	16.63%

c)	Concessions

The intangibles of Norvial S.A. as of December 31, 2017, they mainly comprise:

i.) The EPC contract for S/78 million (S/86 million as of December 31, 2016), ii) the construction of the second section of the “Ancón-Huacho-Pativilca” highway, and the cost of financing capitalized at effective interest rates between 7.14% and 8.72% for S/331 million and S/26 million, respectively (S/297 million and S/23 million, respectively as of December 31, 2016 at interest rates between 7.14 % and 8.72%) iii) road improvement for S/17 million (S/18 million as of December 31, 2016), iv) implementation for road safety for S/4 million (S/3 million as of December 31, 2016 ), v) disbursements for the acquisition of properties for S/5 million (S/6 million as of December 31, 2016) and vi) Other intangible assets contracted for the process of delivery of the Concession for S/4 million (S/3 million as of December 31, 2016). During the year 2017, financing costs have been capitalized for S/26 million (S/22.5 million in 2016), see (Note 2.19).

d)	Costs of development of wells

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

As part of the Group’s obligations under the relevant service agreements, certain costs will be incurred in preparing the wells in Blocks I, III, IV and V. These costs are capitalized as part of intangible assets at a carrying amount of S/99 million at December 31, 2017 (S/80 million at December 31, 2016).

All blocks are amortized on the basis of the useful lives of the wells (estimated to be 5 years for Blocks I and V and unit of production method for Blocks III and IV), which is less than the total effective period of the service agreement with Perupetro.

e)	Amortization of intangible assets

Amortization of intangibles is broken down in the income statement as follows:

	2015	2016	2017
Cost of sales and services (Note 27)	74,187	66,862	74,515
Administrative expenses (Note 27)	6,489	6,685	8,227

	80,676	73,547	82,742

19	OTHER FINANCIAL LIABILITIES

At December 31 this account comprises:

	Total		Current		Non-current
	2016	2017	2016	2017	2016	2017
Bank overdrafts	8,396	120	8,396	120	—	—
Bank loans	2,131,901	1,561,634	1,835,340	990,467	296,561	571,167
Finance leases	240,141	128,309	117,307	66,177	122,834	62,132

	2,380,438	1,690,063	1,961,043	1,056,764	419,395	633,299

a)	Bank loans

At December 31, 2016 and 2017, this item comprises bank borrowings contracted in local and foreign currency intended for working capital. These obligations are subject to fixed interest rates ranging between 3.30% and 13.9% in 2017 and between 1.0% and 14.4% in 2016.

			Current		Non-current
	Interest	Date of	At December, 31		At December, 31
	rate	maturity	2016	2017	2016	2017
GyM S.A.	3.30% / 8.73%	2018 / 2019	492,910	551,413	187,029	95,376
Graña y Montero S.A.A.	Libor USD 3M + from 4.9% to 5.5%	2018 / 2020	932,114	113,412	—	363,564
Viva GyM S.A.	7.00% / 10.67%	2018	201,609	157,592	—	—
GMP S.A.	4.45% / 6.04%	2018 / 2020	77,857	42,911	71,453	96,245
CAM Holding S.A.	4.44% / 13.93%	2018 / 2020	69,702	77,775	24,889	12,807
Adexus S.A.	3.63% / 5.90%	2018 / 2019	42,782	46,552	13,190	3,175
CONCAR S.A.	7.50%	2018	—	812	—	—
CAM Servicios Perú S.A.	6.39% / 7.18%	2017	3,620	—	—	—
GMD S.A.	6.20% / 7.47%	2017	14,746	—	—	—

			1,835,340	990,467	296,561	571,167

i)	Credit Suisse Syndicated Loan

In December 2015, the Group entered into a medium-term loan credit agreement for up to US$200 million (equivalent to S/672 million), with Credit Suisse AG, Cayman Islands Branch, Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC. The initial term of the loan was set at five years, with quarterly installments starting to be paid on the 18th month. The loan accrued interest at a rate of three months Libor plus 3.9% per year. The proceeds were used to finance the equity interest in GSP. As of December 2016, the outstanding balance amounted to US$148.5 (equivalent to S/498.8 million) and is included as a current part. As of December 31, 2017, the outstanding balance amounted to US$81.1 million (equivalent to S/263.2 million).

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

(iii) a mortgage over certain real estate property in Surquillo; (iv) liens on certain accounts; (v) a lien on GyM’s share; (vi) a second lien on CAM Holding SPA’s shares; (vii) a second lien on CAM Servicios del Peru S.A.’s shares; and (viii) a first lien on cash flows from the sale of certain assets.

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

As of the date of this annual report, we are under default in relation to the financial ratios and as per paragraph (2) the non-delivery of the audited consolidated financial statements of Graña y Montero and GyM for the 2017 fiscal year. The syndicated loan required that we provide the financial statements for the 2017 fiscal year no later than April 30, 2018. We are in the process of obtaining waivers from the lenders. Management estimates that these will be granted and, therefore, do not represent a contingency for the Company.

ii)	GSP Bridge Loan

At December 31, 2016, the current balance includes US$129 million (equivalent to S/433.3 million) of the corporate guarantee issued by the Company to secure the bridge loan given to GSP, which was enforceable at that date. On June 27, 2017, the Company has reached a new term loan with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (equivalent to S/264.8 million), the proceeds of which were used to repay the GSP bridge loan. At December 31, 2017, the outstanding loan amount is US$72.5 million (S/235.2 million)

The maturity is June, 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year. The new term contains the following covenant: the consolidated leverage ratio shall not be more than 3.5:1.0 at any time, and accrues interest at LIBOR plus 4.50% per year, which increases to 5.00% during the second year and 5.50% during the third year. Under the new term, the Group is prohibited from paying dividends until the loan is fully repaid. Also, the new term is secured by (i) a first lien on rights to receive the termination payment derived from the GSP termination (the “VCN”), (ii) a second lien on our shares of GyM S.A. and Concar S.A.; (iii) a second lien on our shares of Almonte; (iv) a second lien on certain real estate properties in Miraflores and Surquillo; (v) a second lien on our shares of CAM Holding SPA; (vi) a second lien on our shares of CAM Servicios del Peru S.A.; and (vii) a first lien on cash flows from the sale of certain assets.

As of the date of this annual report, we are under defaults under the term loan with respect to the financial ratio and the non-delivery of the audited consolidated financial statements of Graña y Montero for and 2017 fiscal year. The term loan required that we provide the financial statements for the 2017 fiscal year no later than April 30, 2018. We are in the process of obtaining waivers from the lenders. Management estimates that these will be granted and, therefore, do not represent a contingency for the Company.

b)	Finance lease obligations

			Current		Non-current
	Interest	Date of	At December, 31		At December, 31
	rate	maturity	2016	2017	2016	2017
GyM S.A.	2.25% / 8.96%	2018 / 2021	80,570	40,107	58,937	32,397
Viva GyM S.A.	7.30% / 8.95%	2018 / 2022	4,847	4,439	16,541	12,010
Adexus S.A.	3.36% / 18.00%	2018 / 2021	9,884	8,567	12,287	4,363
GMP S.A.	4.22% / 4.98%	2018 / 2020	4,206	4,013	9,035	5,304
CAM Holding S.A.	3.01% / 14.76%	2018 / 2022	3,729	6,240	10,590	5,692
CONCAR S.A.	3.23% / 4.70%	2018 / 2020	3,667	1,777	3,345	1,945
CAM Servicios Perú S.A.	6.79% / 7.75%	2019 / 2020	—	687	—	421
GMI S.A.	5.56% / 6.90%	2018	—	347	—	—
GMD S.A.	4.99% / 7.00%	2017	10,404	—	12,099	—

			117,307	66,177	122,834	62,132

The minimum payments to be made by maturity and present value of the finance lease obligations are as follows:

	At December 31,
	2016	2017
Up to 1 year	127,496	72,864
From 1 to 5 years	112,769	65,899
Over 5 years	19,506	638

	259,771	139,401
Future financial charges on finance leases	(19,630)	(11,092)

Present value of the obligations for finance lease contracts	240,141	128,309

The present value of finance lease obligations is broken down as follows:

	At December 31,
	2016	2017
Up to 1 year	117,307	66,177
From 1 year to 5 years	105,978	61,501
Over 5 years	16,856	631

	240,141	128,309

c)	Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amount		Fair value
	At December, 31		At December, 31
	2016	2017	2016	2017
Bank overdrafts	8,396	120	8,396	120
Bank loans	2,131,901	1,561,634	2,142,890	1,627,000
Finance leases	240,141	128,309	240,089	141,040

	2,380,438	1,690,063	2,391,375	1,768,160

In 2017 fair values are determined based on discounted expected cash flows using borrowing rates between 2.4% and 13.8% (between 1.3% and 14.3% in 2016) that corresponds to level 2 of the fair value hierarchy.

20	BONDS

At December 31 this account comprises:

	Total		Current		Non-current
	2016	2017	2016	2017	2016	2017
GyM Ferrovías	604,031	603,657	20,551	12,294	583,480	591,363
Norvial	363,683	343,910	25,540	24,361	338,143	319,549

	967,714	947,567	46,091	36,655	921,623	910,912

GyM Ferrovías S.A.

In February 2015, subsidiary GyM Ferrovías S.A. carried out an international issue of corporate bonds under the U.S. Regulation S. The issue was carried out in Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. The costs of issue in this transaction were S/22 million. Maturity of these bonds is November 2039 and interest is accrued at a rate of 4.75% (plus VAC adjustment); they have a risk rating of AA+ (local level) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo and a guarantee scheme that includes a mortgage on the concession to which GyM Ferrovías S.A. is the concessionaire, security interest over the shares of GyM Ferrovías S.A., Cession of the Collection Rights of the Administration Trust, a Flow and Reserve Account Trust for the Debt, Operation and Maintenance Service and Capex currently in progress. At December 31, 2017 the Group amortized a total of S/19.1 million (S/21.9 million in 2016).

At December 31, 2017 the balance included accrued interest and VAC adjustments payable for S/52.3 million (S/34.5 million at December 31, 2016).

As part of the process of bond structuring, GyM Ferrovías S.A. engaged to report on and verify the following covenants measured on the basis of the individual financial statements:

•	Maintaining debt service coverage ratio of not less than 1.2 times.

•	Maintaining a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)

•	Maintaining a constant minimum balance of trust equal to two coupons as per schedule.

On August 23, 2017, GyM Ferrovias S. A. and Line One CPAO Purchaser LLC entered into the Sale and Purchase Agreement and Assignment of Rights Agreement regarding the CPAO (“Pago Anual por Inversión Complementaria” in Spanish) derived from the Concession Agreement for up to US$ 316 million.

As of December 31, 2017, GyM Ferrovias S. A. as Borrower, Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent entered into a US$80 million Working Capital loan agreement to partially finance the Expansion Project of Line 1 Lima Metro. As of December 31, 2017, the loan has not been disbursed.

Norvial S.A.

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

At December 31, 2017 the balance included interest payables for S/4.4 million (S/4.9 million at December 31, 2016).

	2016	2017
Balances as of January 1	186,223	363,684
Additions	179,977	—
Transaction cost applied to additions	(1,099)	—
Amortization	(3,369)	(20,010)
Transaction cost applied to amortization	265	195
Accrued interest	3,332	2,789
Capitalized interest	22,002	26,014
Interest paid	(23,382)	(28,567)
Transaction cost applied to paid interest	(265)	(195)

Balances as of December 31	363,684	343,910
Less : non current portion	(25,541)	(24,361)

Long term - bonds	338,143	319,549

As part of the process of bond structuring, Norvial S.A. engaged to report on and verify periodically the compliance of the following covenants:

•	Debt service coverage ratio of not less than 1.3 times.

•	Proforma gearing ratio lower than 4 times.

As of December 31, 2016, and 2017 both Companies have complied with their covenants.

Fair value of the bonds of both Companies at December 31, 2017 amounted to S/1,040 million (S/1,055 million at December 31, 2016), which was calculated under discounted cash flows method, using rates between 4.49% and 6.63% (between 4.20% and 7.99% at December 31, 2016), which are within level 2 of the fair value hierarchy.

21	TRADE ACCOUNTS PAYABLE

At December 31 this account comprises:

	2016	2017
Unbilled services received	924,025	132,513
Invoices payable	350,559	1,250,586
Notes payable	2,033	69,947

	1,276,617	1,453,046

Unbilled services received include the estimate made by Management of the valuation of the percentage of completion, amounting to S/132.5 million at December 31, 2017 (S/127.2 million at December 31, 2016).

22	OTHER ACCOUNTS PAYABLE

At December 31, this account comprises:

	Total		Current		Not Current
	2016	2017	2016	2017	2016	2017
Advances received from customers	810,755	726,294	510,367	316,891	300,388	409,403
Payables Consorcio Ductos del Sur	—	250,021	—	—	—	250,021
Salaries and profit sharing payable	176,022	246,916	176,022	246,916	—	—
GSP performance guarantee (Note 16-a-i)	176,401	—	176,401	—	—	—
Put option liability on Morelco acquisition (Note 33-b)	110,604	105,418	—	—	110,604	105,418
Third-party loans	69,991	107,314	37,991	75,256	32,000	32,058
Other taxes payable	50,548	69,584	50,548	69,584	—	—
VAT payable	65,777	48,095	53,678	37,544	12,099	10,551
Payables Consorcio Rio Mantaro	—	35,531	—	35,531	—	—
Acquisition of non-controlling interest (Note 36-a)	32,102	22,407	32,102	22,407	—	—
Supplier funding	40,612	14,886	26,526	—	14,086	14,886
Guarantee deposits	16,799	15,580	16,799	15,580	—	—
Post-retirement benefits	9,088	8,914	—	—	9,088	8,914
Other accounts payables	50,411	50,013	15,873	28,791	34,538	21,222

	1,609,110	1,700,973	1,096,307	848,500	512,803	852,473

Advances received from customers relate mainly to construction projects and are discounted from billing under contract terms.

As of December 31, 2017, other accounts payable from Consorcio Constructor Ductos del Sur corresponds mainly to payment obligations to main subcontractors for S/237 million, as a consequence of the termination of GSP operations.

The fair value of the short-term payables approximates their carrying amount due to their short-term maturities. The non-current portion, mainly comprises non-financial liabilities such as advances received from customers; the remaining balance is not significant for any period shown in the financial statements.

23	PROVISIONS

At December 31 this account comprises:

	Total		Current		Not Current
	2016	2017	2016	2017	2016	2017
Legal claims	15,733	23,364	13,303	12,220	2,430	11,144
Contingent liabilities from the acquisition of Morelco	5,182	4,224	—	—	5,182	4,224
Contingent liabilities from the acquisition of Coasin and Vial yVives - DSD	1,815	1,839	—	—	1,815	1,839
Contingent liabilities from the acquisition of Adexus	1,128	1,186	1,128	1,186	—	—
Provision for well closure (Note 5.1 d)	17,215	16,804	100	97	17,115	16,707

	41,073	47,417	14,531	13,503	26,542	33,914

At December 31, 2017, legal claims mainly comprise provisions for labor liabilities and tax claims for S/19.3 million (S/14.7 million at December 31, 2016). Claims with the tax authority have been accounted for based on management estimates of the amounts the Group would most likely be required to pay in regard of these current court actions. Due to the fact those amounts will depend on the tax authority, the Group does not have an estimated timing of when these cash outflows would be required.

This legal claim balance also includes court actions brought against the Group by the Peruvian energy regulator (OSINERGMIN) resulting from the storage of hydrocarbons and the applicable environmental laws and regulations for S/5.1 million (S/6.3 million at December 31, 2016).

The gross movement of other provisions is broken down as follows:

Other provisions	Legal claims	Contingent liabilities resulting from acquisitions	Provision for well closure	Total
At January 1, 2016	15,000	26,779	19,149	60,928
Additions	9,486	—	462	9,948
Acquisition of subsidiaries	1,926	1,149	—	3,075
Reversals of provisions	(10,569)	(17,883)	(2,395)	(30,847)
Payments	(298)	(2,458)	—	(2,756)
Translation adjustments	187	538	—	725

At December 31, 2016	15,732	8,125	17,216	41,073

At January 1, 2017	15,732	8,125	17,216	41,073
Additions	9,510	—	—	9,510
Reversals of provisions	(235)	(809)	(412)	(1,456)
Payments	(1,680)	—	—	(1,680)
Translation adjustments	37	(67)	—	(30)

At December 31, 2017	23,364	7,249	16,804	47,417

The reversal corresponds to contingent liabilities that expired in 2017 from subsidiaries Morelco, for S/0.8 million, (from subsidiaries Morelco, Vial Vives—DSD y CAM Chile for S/10.1 million, S/4.0 million and S/3.8 million, respectively in 2016).

24	EQUITY

a)	Capital

At December 31, 2016 and 2017, the authorized, subscribed and paid-in capital, according to the Company’s by-laws, and its amendments, comprises 660,053,790 common shares at S/1.00 par value each.

At December 31, 2016 a total of 264,809,545 shares were represented by ADS, equivalent to 52,961,909 ADS at a ratio of 5 shares per ADS; and a total of 259,302,745 shares were represented by ADS, equivalent to 51,860,549 ADSs at December 31, 2017.

As of December 31, 2017, the Company’s shareholding structure was as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage of interest
Up to 1.00	2,062	14.22
From 1.01 to 5.00	11	23.57
From 5.01 to 10.00	1	5.12
Over 10	2	57.09

	2,076	100.00

As of December 31, 2017, the year-end quoted price of the Company’s shares was S/1.87 per share, with a trading frequency of 100% (quoted price of S/4.7 per share and a trading frequency of 97.6% at December 31, 2016).

b)	Other reserves

This item comprises legal reserve exclusively. In accordance with Peruvian Company Law, the Company’s legal reserve is formed by the transfer of 10% of the annual net profits, up to a maximum of

20% of the paid-in capital. In the absence of profits or freely available reserves, this legal reserve can be applied to offset losses but it has to be replenished with the profits to be obtained in subsequent years. This reserve can also be capitalized but its subsequent replenishment is equally mandatory. At December 31, 2016 and 2017 the legal reserve balance reached the above-mentioned limit.

c)	Voluntary reserve

At December 31, 2016 and 2017 the balance of this reserve of S/29.97 million correspond to the excess legal reserve, which is above the limit established of 20% of paid-in capital.

d)	Share premium

This item comprises the excess of the total proceeds obtained for the issuance of common shares in 2013 in comparison with the nominal value of those for S/1,055,488.

Also, this balance shows the difference between the par value and transaction value of the non-controlling interest acquired.

e)	Retained earnings

Dividends to be distributed to shareholders other than domiciliated entities are subject to a 4.1% rate (based on 2014’s profits), 6.8% (based on 2015’s and 2016’s profits) and 5.00% (on profits for 2017 and onwards) of income tax payable by these shareholders; this tax rate should be withheld and settled by the Company. No dividends for fiscal years 2016 and 2017 were distributed (Note 34).

25	DEFERRED INCOME TAX

Deferred income tax is broken down by its estimated reversal period as follows:

	2016	2017
Deferred income tax asset:
Reversal expected in the following 12 months	86,990	73,883
Reversal expected after 12 months	340,018	362,814

Total deferred tax asset	427,008	436,697

Deferred income tax liability:
Reversal expected in the following 12 months	(166)	(5,583)
Reversal expected after 12 months	(73,003)	(66,889)

Total deferred tax liability	(73,169)	(72,472)

Deferred income tax asset, net	353,839	364,225

The gross movement of the deferred income tax item is as follows:

	2015	2016	2017
Deferred income tax asset, net as of January 1	58,723	48,682	353,839
Credit to income statement (Note 30)	(175)	263,806	42,779
Adjustment for changes in rates of income tax	(2,008)	17,105	1,951
Credit (charge) to other comprehensive income	(7,298)	15,004	—
Tax charged to equity	—	159	—
Acquisition of a subsidiary	—	10,363	(12,340)
Acquisition of joint operation	1,476	—	(16,804)
Other movements	(2,036)	(1,280)	(5,200)

Total as of December 31	48,682	353,839	364,225

The movement of deferred tax assets and liabilities in the year, without taking into account the offsetting of balances, is as follows:

Deferred income tax liability	Non-taxable income	Difference in depreciation rates	Fair value gains	Work in Process	Difference in depreciation rates of assets leased	Receivables from local Government	Capitalized Financing cost	Purchase price allocation	Others	Total
At January 1, 2015	14,190	36,515	13,732	14,368	10,445	—	—	—	21,534	110,784

(Charge) credit to P&L	—	2,791	15,338	16,393	—	9,986	15,178	—	1,347	61,032
(Charge) credit to OCI	—	—	7,016	—	—	—	—	—	281	7,297
Reclassification of prior years	(14,190)	5,849	(5,402)	(6,038)	(10,445)	15,557	—	—	(11,354)	(26,020)

At December 31, 2015	—	45,155	30,684	24,723	—	25,543	15,178	—	11,808	153,093

(Charge) credit to P&L	—	16,595	13,587	(16,481)	—	3,324	6,240	—	2,619	25,883
(Charge) credit to OCI	—	—	(15,348)	—	—	—	—	—	—	(15,348)
Reclassification of prior years	—	—	(28,923)	—	—	—	—	30,187	(1,264)	—
Adquisition of subsidiary (Adexus)	—	—	—	—	—	—	—	(3,069)	—	(3,069)

At December 31, 2016	—	61,750	—	8,242	—	28,867	21,418	27,118	13,163	160,559

(Charge) credit to P&L	—	104,101	—	(5,712)	—	3,322	(1,473)	(11,780)	(3,724)	84,734
Sale of subsidiary (GMD S.A.)	—	—	—	—	—	—	—	—	(81)	(81)

At December 31, 2017	—	165,851	—	2,530	—	32,189	19,945	15,338	9,358	245,211

Deferred income tax asset	Provisions	Accelerated tax depreciation	Tax losses	Work in Process	Accrual for unpaid vacations	Investments in subsidiaries	Impairment	Tax Goodwill	Other	Total
At January 1, 2015	25,806	23,350	59,036	23,941	16,973	11,769	—	—	8,636	169,511

Charge (credit) to P&L	342	4,076	26,661	18,623	772	(13,832)	—	17,522	4,646	58,810
Adquisition of subsidiary (Coasin)	—	—	—	—	—	—	—	—	—	—
Adquisition of subsidiary (Morelco)	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—
Reclassification of prior years	(5,199)	(12,534)	5,615	(19,544)	(2,768)	2,063			5,623	(26,744)

At December 31, 2015	20,949	14,892	91,313	24,103	14,977	1,476	—	17,522	16,463	201,775

Charge (credit) to P&L	84,571	1,489	51,163	(6,489)	(2,005)	(312)	172,052	3,003	3,322	306,794
Charge (credit) to equity	159	—	—	—	—	—	—	—	—	159
Cargo (abono) a ORI	—	—	—	—	—	—	—	—	(343)	(343)
Adquisition of subsidiary (Adexus)	—	—	10,607	—	—	—	—	—	(3,313)	7,294
Others	—	—	—	—	—	(556)	—	—	(724)	(1,280)

At December 31, 2016	105,679	16,381	153,083	17,614	12,972	608	172,052	20,525	15,487	514,398

Charge (credit) to P&L	(12,614)	79,637	(8,555)	21,873	2,166	118	28,593	(112)	18,358	129,464
Charge (credit) to equity	(8,882)	—	—	—	—	0	(7,493)	—	(347)	(16,722)
Reclassification	(30,901)	—	—	—	—	(726)	31,627	—	—	—
Sale of subsidiary (GMD)	(683)	(9,367)	(438)	—	(1,697)	—	—	—	(236)	(12,421)
Others	(160)	—	(1)	—	(1)	—	1	—	(5,123)	(5,284)

At December 31, 2017	52,439	86,651	144,089	39,487	13,440	0	224,780	20,413	28,139	609,435

At December 31, 2017, total tax losses amounted to S/494.8 million of which S/83.9 million are expected to be applied in 2018, S/10.3 million in 2019 and the remaining balance in the following fiscal years.

Tax goodwill arose from a tax credit balance resulting from the reorganization of Chilean subsidiaries in 2014 under Chilean tax laws and regulations. In 2016, the arbitration process relating to Project Collahuasi was completed and an additional payment was determined to be paid to the Chilean subsidiary selling party; which resulted in a higher balance in this item.

26	WORKERS’ PROFIT SHARING

Worker’s profit sharing is broken down in the income statement as of December 31 as follows:

	2015	2016	2017
Cost of sales of goods and services	27,618	15,234	6,531
Administrative expenses	7,263	1,297	7,562

	34,881	16,531	14,093

27	EXPENSES BY NATURE

For the years ended December 31 this item comprises the following:

	Cost of goods	Administrative
	and services	expenses
2015
Services provided by third-parties	2,915,682	135,636
Salaries, wages and fringe benefits	2,033,316	199,635
Purchase of goods	1,072,900	7,369
Other management charges	629,799	23,873
Depreciation	186,661	16,711
Amortization of intangibles	74,187	6,489
Taxes	37,129	1,919
Impairment of accounts receivable	13,180	—
Impairment of property, plant and equipment	7,063	2,591

	6,969,917	394,223

2016
Services provided by third-parties	2,317,589	121,294
Salaries, wages and fringe benefits	1,423,664	217,337
Purchase of goods	901,473	—
Impairment of accounts receivable	419,584	—
Other management charges	267,011	24,122
Depreciation	177,699	11,317
Amortization of intangibles	66,862	6,685
Impairment (inventories and accounts receivable)	36,137	—
Taxes	13,740	1,638
Impairment of property, plant and equipment	9,263	—

	5,633,022	382,393

2017
Services provided by third-parties	1,674,731	121,508
Salaries, wages and fringe benefits	1,615,278	205,245
Purchase of goods	1,136,616	140
Other management charges	656,875	54,201
Depreciation	178,209	13,224
Amortization of intangibles	74,515	8,227
Impairment (inventories and accounts receivable)	40,908	—
Taxes	14,860	8,210
Impairment of property, plant and equipment	14,660	20
Impairment of accounts receivable	703	18,406

	5,407,355	429,181

For the year’s ended December 31 wages, salaries and fringe benefits comprise the following items:

	2015	2016	2017
Salaries	1,728,410	1,233,272	1,304,893
Social contributions	164,965	139,423	128,046
Statutory bonuses	129,909	92,418	155,206
Employee’s severance indemnities	91,958	64,421	99,011
Vacations	72,719	58,411	74,759
Worker’s profit sharing (Note 26)	33,972	15,693	14,093
Others	11,018	37,363	44,515

	2,232,951	1,641,001	1,820,523

28	FINANCIAL INCOME AND EXPENSES

For the years ended December 31 these items comprise the following:

	2015	2016	2017
Financial income:
Interest on short-term bank deposits	12,076	9,193	5,133
Interest on loans to third parties	19,749	6,142	635
Commissions and collaterals	3,026	4	12
Exchange rate gain, net	—	—	6,292
Others	2,785	5,306	3,335

	37,636	20,645	15,407

Financial expenses:
Interest expense:
- Bank loans	56,974	97,953	109,366
- Bonds	3,350	25,352	28,804
- Financial lease	13,167	12,138	9,748
- Commissions and collaterals	8,574	9,166	15,648
- Loans from third parties	2,868	264	7,569
- Loans from related parties	556	3,452	—
Exchange difference loss, net	82,851	12,527	—
Derivative financial instruments	1,691	1,248	739
Loss by measurement of financial asset fair value	—	76,864	8,059
Other financial expenses	11,205	18,134	37,420
Less capitalized interest	(13,153)	(35,434)	(31,908)

	168,083	221,664	185,445

29	OTHER INCOME AND EXPENSES, NET

For the years ended December 31 these items comprise the following:

	2015	2016	2017
Other income:
Sales of fixed assets	25,690	39,774	119,554
Reversal of legal and tax provisions	7,796	18,778	79
Legal indemnities	—	8,957	—
Sale of investments held for sale	60	46	—
Disposal of non-current assets classified as held for sale	8,775	—	—
Present value of the liability from put option	18,627	—	—
Others	18,434	18,574	15,449

	79,382	86,129	135,082

Other expenses:
Impairment of goodwill and trademarks	—	54,308	49,608
Net cost of fixed assets disposal	15,669	31,247	95,541
Loss on remeasurement of previously held interest (Note 33-a)	—	6,832	—
Present value of the liability from put option	—	984	—
Cost of sales of non-current assets classified as held for sale	8,945	—	—
Others	184	6,132	10,478

	24,798	99,503	155,627

	54,584	(13,374)	(20,545)

30	TAX SITUATION

a)	Each company in the Group is individually subject to the applicable taxes. Management considers that it has determined the taxable income under general income tax laws in accordance with the tax legislation current effective of each country.

b)	Changes in the Peruvian Income Tax Law -

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

On February 1, 2016 Law No 20899 was enacted to simplify and define the application of the above-mentioned tax reform. With respect to income tax, two systems have been established:

i)	Attributable income system: the tax rate of first-category applicable on entities will be progressively increased, 21% in 2014, 22.5% in 2015, 24% in 2016, up to 25% in 2017. Its choice is being restricted to companies whose partners are individuals domiciled or resident in Chile or individuals or legal persons non-domiciled and non-resident in Chile. This system levies the shareholders of Chilean entities with taxes on an annual basis regardless of any effective distribution of profits from the local entity; and entitles them to use the total taxes paid as income tax fiscal credit.

ii)	Partially integrated system: of first-category taxes applicable on entities will be progressively increased, 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017, up to 27% in 2018. Subject to this system are corporations and entities in which at least one of its owners is not an individual (whether domiciled or not) or non-domiciled legal entity. This system levies the shareholders of Chilean entities that distribute dividends and entitle them to use such distribution as a fiscal credit at a 65% of the total taxes paid. This limit does not apply to investors with whom Chile had signed double taxation agreements, such as Peru.

d)	Changes in the Income Tax Law in Colombia -

In December 2016 Law No.1819 was published with another amendment to the tax laws, effective from fiscal 2017. Major changes are as follows:

•	Changes in the previous income tax rate system in place up to 2016 (three tax rates system, Income Tax + CREE + Surtax) New single rate of Income Tax of 34% and a temporary add tax of 6% for 2017; an Income Tax rate of 33% and add tax of 4% for the year 2018 onwards on a taxable income base greater than S/895 thousand (equivalent to COP800 million).

•	Presumed income, applicable if there are tax losses or is greater than the ordinary income. Taxable base presumed to be 3.5% of net assets (before 3%), this could be compensated with subsequent tax income.

•	Tax losses may be compensated in the subsequent twelve (12) years from its generation.

•	A rate for dividends and participations received by foreign companies will be 5%.

•	The VAT rate increase from 16% to 19%.

•	Starting fiscal year 2017, statute of limitation will be three (3) years. However, some terms may be higher, as is the case of companies that qualified for transfer prices fillings whose statute of limitation period will be six (6) years. In the case of returns with tax losses the term increases to twelve (12) up to fifteen (15) years.

e)	The income tax expense shown in the consolidated income statement comprises:

	2015	2016	2017
Current income tax	135,036	169,428	167,154
Deferred income tax (Note 25)	2,222	(280,911)	(44,730)
PPUA	(41,359)	(7,789)	613

Income tax expense	95,899	(119,272)	123,037

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

In 2016 the PPUA-derived income is related to the tax losses reported by of subsidiary VyV-DSD.

f)	The Group’s income tax differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit reported by of the consolidated companies, as follows:

	2015	2016	2017
Profit (loss) before income tax	142,446	(582,865)	328,712

Income tax by applying local applicable tax rates on profit generated in the respective countries	51,503	(164,742)	98,902
Tax effect on:
- Non-taxable income	(31,266)	(1,068)	(7,281)
- Equity method (profit) loss	2,171	3,673	392
- Non-deductible expenses	9,831	57,044	27,901
- Unrecognized deferred tax asset income (expense)	31,432	(4,535)	1,562
- Adjustment for changes in rates of income tax	2,008	(17,105)	(1,951)
- PPUA adjustment for changes in tax rates	15,296	4,871	(611)
- Change in prior years estimations	12,762	(181)	12,200
- Others, net	2,162	2,771	(8,077)

Income tax charge	95,899	(119,272)	123,037

g)	The theoretical tax disclosed resulted from applying the income tax rate stipulated in the tax laws of the country in which a Group company is legally resident. Accordingly, for fiscal 2017, companies that are legally resident in Peru, Chile and Colombia applied income tax rates of 29.5%, 25.5% and 40% respectively (28%, 24% and 40% for 2016; 28%, 22.5% and 39% for 2015). Norvial, GyM Ferrovías, Vesur and GMP (Blocks III and IV) have legal stability agreements with Peruvian Government, in force for all years preserved. In this sense, the consolidated theoretical amount is obtained as a weighted average pre-tax profit or loss and the applicable income tax.

RATES

Country	Rates Taxes local Applicable	Utility before the Tax to Rent	Tax to rent
	(A)	(B)	(A)*(B)
2015
Perú	28.00%	174,432	48,841
Perú - Norvial S.A.	27.00%	54,471	14,707
Perú - GyM Ferrovías S.A.	30.00%	26,954	8,086
Perú – Vesur	30.00%	2,336	701
Perú – GMP S.A.	30.00%	15,007	4,502
Chile	22.50%	(95,284)	(21,439)
Colombia	39.00%	40,900	15,951
Bolivia	25.00%	(57,382)	(14,345)
Unrealized gains		(6,818)	(2,371)

Total		154,616	54,631

Country	Rates Taxes local Applicable	Utility before the Tax to Rent	Tax to rent
	(A)	(B)	(A)*(B)
2016
Perú	28.00%	(1,098,327)	(307,532)
Perú - Norvial S.A.	27.00%	63,583	17,167
Perú - GyM Ferrovías S.A.	30.00%	34,760	10,428
Perú – Vesur	30.00%	888	267
Perú – GMP S.A.	30.00%	8,602	2,581
Chile	24.00%	(86,151)	(20,676)
Colombia	40.00%	(25,555)	(10,222)
Bolivia	25.00%	(703)	(176)
Unrealized gains		520,038	143,421

Total		(582,865)	(164,742)

2017
Perú	29.50%	730,980	215,639
Perú - Norvial S.A.	27.00%	68,104	18,388
Perú - GyM Ferrovías S.A.	30.00%	29,028	8,708
Perú – Vesur	30.00%	779	234
Perú – GMP S.A.	29.00%	20,941	6,073
Chile	25.50%	(128,734)	(32,827)
Colombia	40.00%	(27,970)	(11,188)
Bolivia	25.00%	(2,897)	(724)
Unrealized gains		(361,519)	(105,401)

Total		328,712	98,902

h)	Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years - from January 1 of the year after the date when the tax returns are filed (open fiscal year). Therefore, years 2013 through 2017 are subject to examination by the tax authorities. Management considers that no significant liabilities will arise as a result of these possible tax examinations. Additionally, income tax returns for fiscal years 2013, 2014, 2016 and 2017 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns have been filed. Fiscal years 2015 and 2016 are open for tax audit by Colombian tax authorities; fiscal 2017 will also be open for audit. Colombian tax authorities are entitled to audit two consecutive years following the date the income tax returns were filed.

i)	In accordance with current legislation, for determination of income tax and general sales tax, the transfer prices transactions with related companies and companies resident in territories with low or no taxation must be considered. For this purpose, documentation and information must be available to support the valuation methods used and the criteria considered for their determination (transfer pricing rules). The Tax Administration is authorized to request this information from the taxpayer. Based on the analysis of the Company’s operations, Management and its legal advisors estimate that the transfer prices of transactions with related companies are based on market conditions, similar to those agreed with third parties, at 31 December 2017

j)	Temporary tax on net assets - ITAN

The temporary tax on net assets is applied by the companies which operate in Peru, to third category income generators subject to the Peruvian Income Tax General Regime. Effective the year 2012, the tax rate is 0.4%, applicable to the amount of the net assets exceeding S/1 million.

The amount effectively paid may be used as a credit against payments on account of income tax or against the provisional tax payment of the income tax of the related period.

k)	Unrecognized deferred income tax assets amount to S/5 million and S/30.6 million for 2016 and 2017, respectively. In 2016, the Río Mantaro Consortium obtained a profit that was applied against the tax loss and generated an adjustment to the deferred income tax asset of S/5 million.

l)	The current income tax payable, after applying the corresponding tax credits and whose due date reaches the first week of April of the following year, includes mainly:

• CCDS	S/14.9 million in 2016
• Consorcio AMDP	S/ 9.3 million in 2016
• Terminales del Perú	S/ 3.6 million in 2016
• Concar	S/ 3.3 million in 2|016
• PICSA	S/ 22 million in 2017
• Viva GyM	S/ 22 million in 2017
• GMH	S/ 7 million in 2017

31	ACCUMULATED OTHER COMPREHENSIVE INCOME

The analysis of the movement is as follows:

				Exchange
		Foreign	Increase in	difference from
		currency	fair value of	net investment
	Cash flow	translations	available-for	in a foreign
	hedge	adjustment	sale assets	operation	Total
At January 31, 2015	(1,613)	(19,030)	31,169	(12,602)	(2,076)
(Charge) credit for the year	954	(45,411)	26,991	(6,942)	(24,408)
Tax effects	(267)		(7,018)	1,804	(5,481)

Other comprehensive income of the year	687	(45,411)	19,973	(5,138)	(29,889)

At December 31, 2015	(926)	(64,441)	51,142	(17,740)	(31,965)

(Charge) credit for the year	1,190	9,885	(3,149)	10,965	18,891
Tax effects	(351)	—	929	(3,243)	(2,665)
Transfer to profit or loss (Note 10)	—	—	(41,461)	1,563	(39,898)

Other comprehensive income of the year	839	9,885	(43,681)	9,285	(23,672)

At December 31, 2016	(87)	(54,556)	7,461	(8,455)	(55,637)

(Charge) credit for the year	650	(9,166)	—	9,222	706
Tax effects	(192)	—	—	(2,729)	(2,921)

Other comprehensive income of the year	458	(9,166)	—	6,493	(2,215)

At December 31, 2017	371	(63,722)	7,461	(1,962)	(57,852)

Amounts in the table above represent only amounts attributable to the Company’s controlling interest net of taxes. Below is the movement in Other Comprehensive Income for each year:

	2015	2016	2017
Controlling interest	(29,889)	(23,672)	(2,215)
Non-controlling interest	(15,235)	4,194	(3,117)
Adjustment for actuarial gains and losses, net of tax	(2,921)	(1,121)	(2,948)

Total value in OCI	(48,045)	(20,599)	(8,280)

32	CONTINGENCIES, COMMITMENTS AND GUARANTEES

In the opinion of management and its legal advisors, the provisions recorded mainly for labor and tax claims are sufficient to cover the results of these probable contingencies. (Note 23).

a)	Tax contingencies

•	For fiscal 2016 an appeal is in progress with the Peruvian Tax Court and another administrative action with the Judiciary involving the results of tax audits of VAT (IGV) and Income Tax returns performed by the Peruvian tax authorities for fiscal years 1999 to 2002. The maximum exposure amount is S/5.2 million.

•	With respect to our subsidiary GyM S.A., as a result of the tax audits of fiscal 1999, 2001 and 2010, SUNAT issued tax determination and tax penalties resolutions amounting to approximately S/19.1 million.

•	In fiscal year 2017, the tax litigation process related to 2001 was resolved, where the Tax Court orders SUNAT to recalculate the observations, determining an amount lower than initially claimed. Our subsidiary has decided to accept the conclusions of this resolution and submit fractionation requests for the payment of the debt in reference amounting to S/14.1 million.

•	Likewise, at the end of fiscal year 2017, the contentious-administrative process related to the 1999 fiscal year was resolved, where the Judicial Branch rejected our arguments and confirmed what was stated by SUNAT. Regarding this process, there was already a contingency provision of S/5 million.

•	An administrative tax process related to the 2010 fiscal year is still underway; however, its resolution will not imply economic damage since it corresponds to a greater refund of the balance in favor in 2011, already audited by the Tax Administration

•	Consortiums in which subsidiary GyM S.A takes part, brought claims with SUNAT against the results of the tax inspection, which had a maximum exposure at December 31, 2017 of S/3 million (S/2.8 million at December 31, 2016 and S/0.8 million at December 31, 2015).

•	In 2017, Viva GyM challenged the results of the audit process corresponding to the year 2009, which resulted in a maximum exposure amount of S/1.5 million as of December 31, 2017 including fines and penalties. In April 2018, the tax administration declared the claim as unsubstantiated. The company filed a challenge recourse on the Tax Court.

Management expects the outcome of the other court actions will be favorable to the Company considering their nature and characteristics as well as the opinion of its legal advisor.

b)	Other contingencies

i)	Civil-court lawsuits mainly related to indemnities for damages, contract termination and workplace accidents amounting to S/90.38 million (S/90.25 million attributable to Viva GyM, S/0.09 million attributable to GyM, and; S/0.12 million attributable to Concar;).

ii)	Contentious administrative lawsuits for S/10.26 million, of which, S/9.7 million is related to Consorcio Terminales, and S/.0.56 million corresponds to GMP S.A.

iii)	Administrative lawsuits for S/3.82 million, S/1.44 million is related to 12 administrative processes of GMP S.A., Consorcio Terminales and Terminales del Peru; S/2.13 million involving GyM Ferrovías resulting from an action brought by OSITRAN, the Municipalities of Villa María del Triunfo and San Juan de Miraflores comprising the property tax; S/0.20 million against Consorcio Toromocho.

iv)	Labor lawsuits for a total S/6.13 million (S/2.93 million comprising actions brought against GyM; S/1.66 million against Consortiums from GyM; S/.0.65 million against GMI; S/0.32 million against Vial y Vives-DSD; S/0.26 million against STRACON GyM; S/0.25 million against Morelco; and, S/0.06 million against GMD S.A).

v)

Two securities class actions have been filed against the Company, an executive and a former executive officer in the Eastern District of New York during the first quarter of 2017. Both complaints allege false and misleading statements during the class period. In particular, they allege that the Company failed to disclose, among other things, that a) the company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards. All parties have agreed to unify the two lawsuits and appoint a single lead plaintiff, with one single council to control the class action. On March 6, 2018, the court appointed Treasure Finance Holding Corp. as the plaintiffs’ representative. The company must submit an exception at the latest on July 30, 2018, in which the Court will be required to dismiss the case because even assuming that the facts alleged in it were true, the plaintiffs would not have the right to sue, based on: (a) the omission to record the alleged illicit payments would not have a significant impact on the company’s financial statements even if they existed; (b) the evidence offered by the plaintiffs should be dismissed by the Court; and (c) the plaintiffs have not alleged that the defendants acted with intent to deceive and to benefit. The request will be reviewed at a hearing in October 2018 and the procedural incident is expected to be resolved by the end of the first quarter of 2019. After this, the Court could dismiss the claim or admit it. Management considers that the claim will probably be dismissed by the corresponding courts due to the deficiency in the filing of the claim and believes that the risk of significant losses for the Company is not probable at this date.

Management expects the outcome of the other court actions will be favorable to the Company considering their nature and characteristics as well as the opinion of its legal advisor.

c)	Performance Bonds and Guarantees

At December 31, 2017, the Group holds current performance bonds and guarantees with a number of financial institutions to secure transactions for US$959.70 million and US$202.2 million, respectively (US$1,258.5 million and US$330.5 million, respectively, as of December 31, 2016).

33	BUSINESS COMBINATIONS

a)	Acquisiton of Adexus S.A.

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

The table below itemizes the determination of the fair value of the identifiable assets acquired, liabilities assumed, non-controlling interest held and goodwill at the acquisition date:

	Fair Value
	S/000	US$000
Purchase consideration	14,040	4,179
Fair value of previously held interest	29,039	8,643

Total consideration (a)	43,079	12,822

	Fair Value
	S/000	US$000
Fair value of assets and liabilities of Adexus S.A.:
Cash and cash equivalents	7,737	2,303
Trade receivables	107,426	31,972
Receivables from related parties	2,610	777
Other receivables	1,160	345
Inventories	1,647	490
Prepaid expenses	11,587	3,449
Long-term trade receivables	26,886	8,195
Other long-term receivables	2,063	614
Property, plant and equipment	41,988	12,496
Intangibles	32,204	9,585
Deferred income tax assets	18,115	5,198
Borrowings	(108,808)	(32,383)
Trade payables	(59,399)	(17,678)
Payables to related parties	(15,683)	(4,667)
Current income tax	(2,763)	(822)
Other payables	(10,291)	(3,063)
Other provisions	(1,926)	(573)
Contingent liabilities	(1,149)	(342)
Deferred income tax liabilities	(7,102)	(2,114)

Fair value of net identifiable assets	46,302	13,782
Non-controlling interest (8.97%)	(4,153)	(1,236)

Fair value of net assets attributable to the Group (b)	42,149	12,546

Goodwill (Note 18) (a) - (b)	930	276

Losses arising from the re-measurement at fair value of the previously held interest amounted to S/6.8 million, which was recognized in the statement of income within “Other income and expenses, net”, at the date of acquisition of that additional interest in 2016 (Note 29).

Acquisition transaction costs amounting to S/1.4 million were charged to profit or loss within administrative expenses in 2016.

b)	Acquisition of Morelco S.A.S.

In December 23, 2014, through subsidiary GyM S.A. the Company obtained control of Morelco S.A.S. (Morelco) by acquiring 70% of its capital shares. Morelco is an entity domiciled in Colombia that is mainly engaged in providing construction and assembly services. This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Colombia, and in attractive industries, such as mining and energy.

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

Under the IFRS framework, the put option is for the Company an obligation to purchase non-controlling interest shares, and therefore, the Group recognizes a liability measured on the basis of the present value of that option. Since the Group arrived at the conclusion that as a result of this agreement, it did not obtain the risks and rewards inherent to the ownership of this share package underlying the option, initial recognition of this liability was a charge to equity of controlling shareholders within other reserves.

The amount of the liability arising from the put option was estimated at the present value of the redemption amounts expected on the basis of minimum amount of the Morelco’s agreement and the exercise rights of the option. The Company expects that purchase options are to be exercised at the date following the date of transfer. The expected redemption of the non-controlling interest is as follows: 41.66% in the second year, 41.66% in the fourth year and the remaining shares will be sold on the fifth anniversary of the option grant date. The discount rate used to determine the present value of the expected redemption amounts is a risk-free rate available to comparable market participants and indicates the fact that the Group estimates to pay the minimum price of the agreement. At December 31, 2017 the liability is estimated to be S/105.4 million, using a 1.79% discount rate for the first year, 2.03% for the second year, and 2.12% discount rate for the third year (at December 31, 2016 it was S/109.9 million, using a 0.78% discount rate for the first year, 1.37% discount rate for the second year and 1.76% for the third year). In 2017 the changes in the present value of the put option estimated to be S/5.19 million were recognized in the statement of income stated within “Other income and expenses, net” and within “Financial Income and expenses”.

c)	Acquisition of Coasin Instalaciones Ltda.

In March 2014, through the subsidiary CAM Chile S.A., the Group acquired control of Coasin Instalaciones Limited with the purchase of 100% of its capital shares. Coasin is an entity incorporated in Chile and is mainly engaged in providing installation and maintenance services for networks and equipment related to the telecommunications industry.

Over a period of twelve months after the acquisition, the Group reviewed the allocation of the purchase price and fair values determined provisionally for certain assets and liabilities. As a result of this process, the balance of goodwill was changed on March 2015 to US$2.2 million (equivalent to S/6.4 million).

34	DIVIDENDS

Due to loans covenants commitments no dividends will be paid for fiscal years 2016 and 2017.

At the General Shareholders’ meeting held on March 29, 2016 the decision was made to distribute dividends for S/30.9 million (S/0.0467 per share), which correspond to 2015 earnings.

At the General Shareholders’ meeting held on March 27, 2015 the decision was made to distribute dividends for S/104.9 million (S/0.159 per share), which correspond to 2014 earnings.

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

The basic earnings per share are broken down as follows:

	2015	2016	2017
Profit (Losses) attributable to the controlling interest in the Company	7,097	(509,699)	148,739

Weighted average number of shares in issue at S/1.00 each, at December 31,	660,053,790	660,053,790	660,053,790

Basic earnings (losses) per share (in S/)	0.011	(0.772)	0.225

36	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)	Additional acquisition of non-controlling interest -

In May, November and December 2016, GyM Chile SPA acquired 5.43%, 6.77% and 1.49% respectively additional capital stock in Vial y Vives—DSD S.A. at a purchase price of S/21.6 million, S/25.7 million and S/3.8 million, respectively. The carrying amounts of the non-controlling interests at the date of the acquisitions were S/13.9 million, S/17.9 million and S/3.9 million. The Group de-recognized the non-controlling interests by reducing the equity attributable to the owners of the parent Company by S/15.4 million. At December 31, 2017, there is an outstanding balance of S/22 million (S/32.1 million in 2016) (Note 22).

b)	Disposal of interests in subsidiary without loss of control -

i)	In March 2015, GyM S.A. sold 0.048% (S/97) of its total 87.64% interest held in Stracon GyM for a payment of S/377. The carrying amount of this non-controlling interest in Stracon GyM at the date of disposal was S/23.7 million (a 12.36% interest).

ii)	In June 2015, GyM S.A. sold 1.92% (S/385) of its total 82.04% interest held in Vial y Vives—DSD S.A. for a payment of S/385. The carrying amount of this non-controlling interest in Vial y Vives—DSD S.A. at the date of disposal was S/3.6 million (a 17.96% interest).

iii)	In April 2015, CAM Holding Spa sold a 2.45% (S/2,045) of its total 75.61% interest held in CAM Chile S.A. for S/880. The carrying amount of the non-controlling interest in CAM Chile at the disposal date was S/20.4 million (a 24.39% interest).

c)	Contributions of non-controlling shareholders

This balance mainly corresponds to the contributions and returns made by the partners of subsidiary Viva GyM S.A. of their real estate projects. At December 31 this balance comprises:

	2015	2016	2017
Viva GyM S.A.
Contributions received	20,446	6,380	8,654
Returns of contributions	(14,987)	(27,134)	(45,053)

	5,459	(20,754)	(36,399)

Plus (less):
Contributions from other subsidiaries	4,870	1,655	3,202

Increase (decrease) in equity of non controlling parties	10,329	(19,099)	(33,197)

Returns of contributions mainly correspond to the following projects: “Los Parques de Comas” for S/6.8 million, “Asociacion Parques del Mar” for S/27.8 million, and Klimt for S/8 million in 2017 (“Los Parques de Comas” for S/6.3 million, “Los Parques de Villa El Salvador II” for S/ 12.6 million and “Klimt for S/7.1 million in 2016)

d)	Dividends

At December 31, 2017, 2016 and 2015 dividends were distributed for S/59.7 million, S/25.5 million, and S/4.5 million, respectively.

37	DISCONTINUED OPERATION

The Company has initiated a divestment process of non-strategic assets to meet the obligations arose from the early terminations of the GSP project, as part of the process (Note 16 a-i) as a result, some subsidiaries, consortiums and joint ventures were sold during 2017 and 2018.

The effect in the consolidated income statement is summarized as follows:

a)	GMD S.A.

On June 6, 2017 the Company signed a purchase-sale agreement for their total share (representing 89.19%) of GMD S.A. The selling price was agreed at US$84.7 million (equivalent to S/269.9 million), which was fully paid.

The financial performance and cash flow information presented are for the five months ended May 31, 2017 and the years ended 2015 and 2016.

	GMD S.A.
	(net of intercompany transactions)
			From January 1 to May 31,
	2015	2016	2017
Revenue	21,318	18,651	7,204
Operating costs	(23,829)	(24,129)	(10,567)
Finance costs, net	(8,249)	(9,758)	(2,617)

Operating loss from discontinued activities before taxation	(10,760)	(15,236)	(5,980)
Income tax expense	(3,129)	(7,466)	(1,171)

Loss from discontinued ordinary activities after taxation	(13,888)	(22,702)	(7,151)
Loss from discontinued activities attributable to owners of the Company	(12,393)	(20,257)	(6,381)

Losses per share relating to the discontinued operation are as follows:
Basic	(1.08)	(1.77)	(0.56)

Cash flows relating to the discontinued operation are as follows:
Operating cash flows	(14,193)	78,286	10,220
Investing cash flows	(17,499)	(30,712)	(11,189)
Financing cash flows	(53,501)	(48,516)	1,618

b)	TECGAS N.V. (COGA)

On April 24, 2017 the Company signed a purchase-sale agreement for their total capital stock (representing 51%) held in their joint venture with Compañía Operadora de Gas del Amazonas S.A.C. (COGA). The selling price was agreed at US$21.5 million (equivalent to S/69.8 million), which was fully paid.

The financial performance presented is for the period year ended 2016.

TECGAS N.V.
2016
Revenue	457,554
Finance costs	215

Operating loss from discontinued activities before taxation	(3,209)
Income tax expense	(4,078)

Loss from discontinued ordinary activities after taxation	(7,287)

38	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

a)	Divestment process

The Company has initiated a divestment process of non-strategic assets to meet the obligations arose from the early terminations of the GSP project. It should be noted that outside the situation described above, the subsidiaries of the Group are operating normally with their own capital and financing needs.

To date these divestments are the following:

•	On March 28, 2018, the subsidiary GYM sold its total share (87.59%) in Stracon GyM S.A. for a total of US $76.8 million which was fully paid. All of the inflows were used to amortize their financial obligations.

The information on the financial result and the cash flow presented below correspond to Stracon GyM S.A. from the years to the periods ended December 31, 2016 and 2017, which were included in the consolidated financial statements.

	STRACON GyM S.A.
	2015	2016	2017
Revenue	1,476,764	1,222,707	1,027,804
Operating costs	(1,305,806)	(1,099,789)	(943,805)
Finance costs, net	(21,478)	(3,104)	(5,231)

Operating profit from discontinued activities before taxation	149,480	119,814	78,768
Income tax expense	(40,492)	(32,558)	(17,969)

Profit from discontinued ordinary activities after taxation	108,988	87,256	60,799
Profit from discontinued activities attributable to owners of the Company	95,463	76,428	53,254

Earnings per share relating to the discontinued operation are as follows Basic	1.395	1.117	0.778

Cash flows relating to the discontinued operation are as follows:
Operating cash flows	166,438	49,105	118,418
Investing cash flows	(19,914)	(31,132)	(6,750)
Financing cash flows	(120,655)	(71,382)	(97,802)

•	On May 29, 2018 our company subscribed with Inversiones Concesión Vial S.A.C. (“BCI Peru”)—with the intervention of the Investment Fund BCI NV (“BCI Fund”) and BCI Management Administradora General de Fondos S.A. (“BCI Asset Management”)—an investment agreement to monetize future dividends on Norvial S.A., for US$42.3 million The net proceeds will be use to amortize their financial obligations.

•	On May 31st, 2018, the subsidiary Almonte signed an agreement to sell 4,208,769.24 square meters of land for the price of US$92.6 and a second agreement for the sale of additional land subject to certain conditions.

b)	Legal processes arising in 2018

i)	Consorcio Italo Peruano

On January 26, 2018, GyM S.A. (hereinafter, “GyM”) initiated an arbitration against the National Institute of Neoplastic Diseases (hereinafter, “INEN”), its claim being the approval of the Extension of Term No. 1 for a period of 62 calendar days and, recognition of expenses S/1.4 million (S/0.7 million corresponds to GyM SA). To date, the installation of the Arbitral Tribunal is pending.

ii)	Consorcio Norte Pachacutec.

On February 8, 2018, the North Pachacutec Consortium (hereinafter, the “Consortium”) initiated an arbitration against the Drinking Water and Sewerage Service of Lima S.A. (hereinafter, “SEDAPAL”), its main claim being the determination of the final cost of the work executed by the Consortium, considering unrecognized, recognized concepts and awards previously issued and that has not yet been met with the payment in favor of the Consortium, equivalent to the sum of S/36.3 million (S/17.8 million corresponds to GyM). To date, the installation of the Arbitral Tribunal is pending.

c)	Deslisting procedure

The New York Stock Exchange (“NYSE”) initiated the Company’s delisting procedure and determined the immediate suspension of the trading of its American Depositary Shares as a result of the Company’s delay in presenting its annual report in Form 20-F corresponding to the year 2017.

This decision was appealed by the Company on May 27, 2018. As a result of the appeal, the NYSE established that the Company must support its appeal no later than July 19, 2018 and scheduled a hearing to orally discuss the company’s arguments for October 11, 2018.

Based on recent precedents and in our legal advisors’ opinion, we estimate that the delisting and suspension decision described above would be revoked upon satisfactory presentation of our annual report in form 20-F corresponding to the year 2017.

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

Graña y Montero Petrolera S.A. net proved reserves in the fields in which they operate and changes in those reserves for operations are disclosed below. The net proved reserves represent the company’s best estimate of proved oil and natural gas reserves. For 2016 and 2017 reserve estimates have been evaluated by its technical staff (reservoir engineers and geoscience professionals) and submitted to its Reserve Development Committee. The estimates for all years presented conform to the definitions found in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

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

PROVED RESERVES (1)

	Total		Peru
	Oil (MBBL)	Gas (MMcf)	Oil (MBBL)	Gas (MMcf)
Proved developed and undeveloped reserves, December 31, 2015	23,727	50,103	23,727	50,103
Revisions of previous estimates	2,472	(36,543)	2,472	(36,543)
Enhanced oil recovery	—	—	—	—
Purchases	—	—	—	—
Production (a)	(1,008)	(3,039)	(1,008)	(3,039)
Sales in place	—	—	—	—
Proved developed and undeveloped reserves, December 31, 2016	25,191	10,521	25,191	10,521
Revisions of previous estimates	2,451	17,011	2,451	17,011
Enhanced oil recovery	—	—	—	—
Purchases	—	—	—	—
Production	(1,146)	(2,661)	(1,146)	(2,661)
Sales in place	—	—	—	—
Proved developed and undeveloped reserves, December 31, 2017 (2)(3)	26,496	9,354	26,496	9,354

(1)	Proved reserves estimated in oil and gas properties located in Blocks I, III, IV and V (Talara and Paita) under two service contracts and two license contracts with Perupetro. The rights to produce hydrocarbons expire in December 2021 for Block I, April 2045 for Blocks III and IV, and October 2023 for Block V. The proved reserves estimated in this report constitute all of the proved reserves under contracts by Graña y Montero Petrolera S.A.
(2)	The revisions in reserve estimates are based on new information obtained as a result of drilling activities and workovers. During 2016 and 2017, proved developed reserves of crude oil increased due to drilling activities in Block IV and the impact of the higher price in reserve estimations.
(3)	As of December 31, 2016, the associated gas reserves were 10,521 MMCF; and as of December 31, 2017, the associated gas reserves were 9,354 MMCF.

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2015

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	2,882	11,960	2,882	11,960
End of year	9,168	23,384	9,168	23,384
Proved undeveloped reserves
Beginning of year	1,125	4,748	1,125	4,748
End of year	14,562	26,719	14,562	26,179

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2016

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	9,168	23,384	9,168	23,384
End of year	8,521	10,521	8,521	10,521
Proved undeveloped reserves
Beginning of year	14,562	26,719	14,562	26,719
End of year	16,670	—	16,670	—

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2017

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	8,521	10,521	8,521	10,521
End of year	8,664	9,354	8,663	9,354
Proved undeveloped reserves
Beginning of year	16,670	—	16,670	—
End of year	17,833	—	17,833	—

B.	Capitalized Costs Relating to Oil and Gas Producing Activities

The following table sets forth the capitalized costs relating to the company’s crude oil and natural gas producing activities for the years indicated:

	2013	2014	2015	2016	2017
Proved properties
Concessions
Mineral property, wells and related equipment	44,974	47,267	54,582	39,069	84,960
Drilling and Works in progress and Replacement Units	11,444	11,290	5,682	6,188	10,767

Total Proved Properties	56,418	58,557	60,264	45,257	95,727
Unproved properties	—	—	—	—	—

Total Property, Plant and Equipment	56,418	58,557	60,264	45,257	95,727
Accumulated depreciation, depletion, and amortization, and valuation allowances	(13,864)	(13,735)	(17,875)	(17,774)	(36,672)

Net capitalized costs	42,554	44,822	42,389	27,482	59,054

C.	Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

The following table sets forth costs incurred related to the company’s oil and natural gas activities for the years indicated:

	2013	2014	2015	2016	2017
	(in US$ thousands)
Acquisition costs of properties
Proved	—	—	—	—	—
Unproved	—	—	—	—	—
Total acquisition costs	—	—	—	—	—
Exploration costs
Development costs	(13,465)	(13,126)	(17,179)	(19,161)	(22,905)

Total	(13,465)	(13,126)	(17,179)	(19,161)	(22,905)

(1)	The company has not incurred in any cost related to Oil and Gas property acquisition for all years presented

D.	Results of Operations for Oil and Natural Gas Producing Activities

The results of operations for oil and natural gas producing activities, excluding overhead costs and interest expenses, are as follows for the years indicated:

	Total Peru
	2013	2014	2015	2016	2017
	(in US$ thousands)
Revenues	58,275	59,233	57,938	50,556	67,949
Additional Revenues of Gas Extraction Services (1)	11,892

Total Revenues (2)	70,167	59,233	57,938	50,556	67,949
Production Costs	(16,692)	(16,257)	(25,976)	(24,645)	(28,097)

Costs of Labor	(1,715)	(1,602)	(1,660)	(1,767)	(2,008)
Repairs and Maintenance	(1,024)	(958)	(1,828)	(1,563)	(2,076)
Materials, supplies, and fuel consumed and supplies utilize	(7,103)	(6,486)	(10,775)	(9,540)	(10,253)
External services, insurances, security and others	(3,297)	(3,605)	(6,938)	(6,388)	(6,634)
Operation office and staff expenses	(3,553)	(3,607)	(4,776)	(5,388)	(7,126)
Additional Natural Gas supply costs after price adjustment (1)	(14,843)
Royalties			(7,982)	(7,402)	(15,016)
DD&A Expenses	(13,811)	(13,672)	(16,931)	(17,223)	(19,851)
Income (loss) before income taxes	24,821	29,304	7,048	1,286	4,984
Income tax expense (3)	(7,446)	(8,791)	(1,974)	(373)	(1,470)
Results of operations from producing activities	17,375	20,513	5,075	913	3,514

(1)	During 2013, GMP finished a negotiation setting prices of natural gas extraction services provided to Perupetro retroactively since 2008 to 2013. Likewise, prices for natural gas supply paid by GMP to Perupetro were adjusted. The effects in revenues and costs of sales were registered in 2013.
(2)	Income after deductions for Graña y Montero Petrolera S.A.’s share of government royalties according to contract obligations. There are no sales or transfers to the company’s other operations.
(3)	30% of income before income tax, until 2014. In 2015, the legal rate was 28% and during 2016 was 27%. In 2017, the Peruvian government increased the legal rate to 29.50%.

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

The following chart shows standardized measures of dicounted future net cash flows for the periods indicated:

	Total
	2013	2014	2015	2016	2017
	(in US$ thousands)
Future Cash inflows	360,386	251,695	1,461,565	1,106,849	1,436,101
Future production costs	(107,031)	(72,857)	(507,212)	(285,608)	(776,847)
Future development costs	(63,643)	(37,423)	(368,873)	(463,224)	(221,557)
Future production and development costs	(170,674)	(110,280)	(876,085)	(748,832)	(998,404)
Future income tax expenses	(56,913)	(37,264)	(153,178)	(105,615)	(129,121)
Future Net cash flows	132,799	104,151	432,301	252,402	308,577
10% annual discount for estimates timing of cash flows	(35,325)	(29,483)	(209,039)	(115,028)	(168,224)
Standardized measure of discounted Future Net Cash Flows	97,474	74,668	223,262	137,374	140,353

(1)	For oil volumes, per barrel prices after deductions of Graña y Montero Petrolera S.A.’s share government royalties used in determining future cash inflows for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 were US$87.25, US$83.96, US$77.33, US$45.59, US$38.54 and US$49.82, respectively. For gas volumes, gas price is linked to the oil price according to the gas purchase contract.
(2)	Production costs and developments costs relating to future production of proved reserves are based on the continuation of existing economic conditions. Future estimated decommissioning costs are included.
(3)	Taxation is computed using the appropriate year-end statutory corporate income tax rates.
(4)	Future net cash flows from oil production are discounted at 10% regardless of assessment of the risk associated with its production activities.

F.	Changes in Standardized Measure of Discounted Future Net Cash Flows

The following chart shows changes in standardized measures of dicounted future net cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in US$ thousands)
Standardized measure of discounted Future Net Cash Flows, beginning of the year	116,153	97,474	74,668	223,262	137,374
Revenue less production and other costs	(89,810)	(75,490)	(103,058)	(75,202)	(96,045)
Net changes in future development costs	24,533	11,497	(185,387)	(53,464)	94,388
Changes in price, net of production costs	(34,973)	(53,214)	(284,832)	560	(109,168)
Development cost incurred	13,465	13,126	17,179	19,161	22,905
Revisions of previous quantity estimates	47,511	23,273	674,410	(54,052)	27,456
Accretion of discount	23,616	16,836	67,666	55,438	70,152
Net change in income taxes	3,593	9,286	(53,715)	21,327	(85)
Timing difference and other	(6,613)	31,879	(16,330)	(343)	(6,623)
Standardized measure of discounted Future Net Cash Flows, end of the year	97,474	74,668	223,262	137,374	140,353