Form 20-F
period 2018-12-31
Grana & Montero S.A.A.
filed 2019-05-01
CIK 1572621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

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

relacion.inversionistas@gym.com.pe

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

At December 31, 2018	729,434,192 shares of common stock

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☐    No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes   ☐    No   ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☐    No   ☒

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).     Yes   ☒    No   ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow. Item 17   ☐    Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐    No   ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes   ☐    No   ☐

i

ii

PART I.

INTRODUCTION

Certain Definitions

All references to “we”, “us”, “our”, “our company”, “the group” and “Graña y Montero” in this annual report are to Graña y Montero S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. In this annual report, we refer to our principal subsidiaries, joint operations, joint ventures and associated companies as follows: (i) in our Engineering and Construction (E&C) segment: GyM S.A. as “GyM”; Vial y Vives—DSD S.A. as “Vial y Vives—DSD”; GMI S.A. as “GMI”; Morelco S.A.S. as “Morelco”; (ii) in our Infrastructure segment: Norvial S.A. as “Norvial”; Survial S.A. as “Survial”; Concesión Canchaque S.A. as “Canchaque”; GyM Ferrovías S.A. as “GyM Ferrovías”; Concesionaria La Chira S.A. as “La Chira”; GMP S.A. as “GMP”; and (iii) in our Real Estate segment: Viva GyM S.A. as “Viva GyM”; Inmobiliaria Almonte S.A.C. as “Almonte” and Concar S.A. as “Concar.” For more information on our subsidiaries, joint operations, joint ventures or associated companies, see notes 6a, 6c and 16 to our audited annual consolidated financial statements included in this annual report.

The gas pipeline concession of Gasoducto Sur Peruano S.A. (“GSP”) was terminated on January 24, 2017, and, as a result, we recognized impairments with respect to our investment in GSP and our participation in the related construction consortium (Consorcio Constructor Ductos del Sur, or “CCDS”). Both GSP and CCDS are in the process of being liquidated. Additionally, we have recently sold certain assets and businesses, including: on April 24, 2017, the sale of our interest in Compañía Operadora de Gas del Amazonas (“COGA”); on June 6, 2017, the sale of our interest in GMD S.A. (“GMD”); on April 11, 2018, the sale of our interest in Stracon GyM S.A. (“Stracon GyM”); and, on December 4, 2018, the sale of our interest in CAM Chile S.A. (“CAM”) and CAM Servicios del Perú S.A. (“CAM Servicios”). In addition, we are in the process of marketing for sale our subsidiary Adexus S.A. (“Adexus”). For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; the term “sol” and the symbol “S/.” refer to the legal currency of Peru; the term “Chilean peso” and the symbol “CLP” refer to the legal currency of Chile; and the term “Colombian peso” and the symbol “COP” refer to the legal currency of Colombia.

Presentation of Financial Information

Our consolidated financial statements included in this annual report have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our annual consolidated financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 have been audited by Moore Stephens in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our consolidated financial statements for the year ended December 31, 2017 included in this annual report have been restated. In our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2017, we inadvertently presented the gain on the sale of GMD under “Gain from the sale of investments” in error and, accordingly, we have restated our 2017 income statement and the related notes to reflect GMD as a discontinued operation. The previously issued consolidated financial statements of the company for the 2017 fiscal year (and the related audit opinion) included in the company’s annual report on Form 20-F for the year ended December 31, 2017 should not be relied upon. For more information, see note 2.31 to our audited annual consolidated financial statements included in this annual report.

We manage our business in three segments: Engineering and Construction (E&C); Infrastructure; and Real Estate. Prior to December 31, 2017, in addition to the foregoing segments, we had a Technical Services segment. However, we transferred Concar from this segment to our Infrastructure segment beginning on April 1, 2017; on June 6, 2017, we sold our interest in our former technical services subsidiary, GMD; and we are in the process of marketing for sale Adexus, our other technical services subsidiary. The historical segment financial information included in this annual report has been adjusted accordingly. For information on our results of operations by business segment, see note 7 to our audited annual consolidated financial statements included in this annual report.

As a result of the sale of GMD on June 6, 2017, we present GMD as a discontinued operation in our audited annual consolidated financial statements for the years ended December 31, 2017 and 2018. We have reclassified our consolidated financial statements for the year ended December 31, 2016, and selected financial information for the years ended December 31, 2014 and 2015, included in this annual report, to show GMD as a discontinued operation. In addition, (i) on December 4, 2018, we sold our interests in each of CAM and CAM Servicios, (ii) on April 11, 2018, we sold our interest in Stracon GyM, and (iii) we are in the process of marketing for sale our subsidiary Adexus. As a result, we present CAM, CAM Servicios and Stracon GyM as discontinued operations, and Adexus as an investment held for sale, in our audited annual consolidated financial statements for the year ended December 31, 2018. We have reclassified our consolidated financial statements for the years ended December 31, 2016 and 2017, and the selected financial information for the years ended December 31, 2014 and 2015, included in this annual report to show CAM, CAM Servicios and Stracon GyM as discontinued operations and Adexus as an investment held for sale. We have also revised prior backlog data included in this annual report to exclude the presentation of entities that are presented as discontinued operations.

We requested that the staff of the U.S. Securities and Exchange Commission (the “SEC”) grant relief from the financial statement filing requirements of Rule 3-09 of Regulation S-X (“Rule 3-09”) pursuant to Section 2430 of the Division of Corporation Finance Financial Reporting Manual, with respect to our investment in GSP. The SEC has not granted our company’s waiver request and, as a result, our company is required to file with the SEC separate financial statements for GSP for 2015, 2016 and 2017, with 2016 being audited. However, it is currently impracticable for our company to comply with this requirement, because the audit opinion that was issued with respect to GSP’s 2016 financial statements included a disclaimer, our company’s loss of significant influence over GSP, and GSP’s limited management as the entity is in insolvency proceedings. We believe that GSP’s financial statements would not provide additional material information to investors. However, we cannot assure you that that the SEC will not take actions against our company relating to our non-compliance, among other matters, in the event of a capital raise, our company may be temporarily unable to have a registration statement for a public offering of securities in the United States declared effective by the SEC. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—we are not fully compliant with our reporting requirements under the Exchange Act because of our inability to provide audited financial statements for GSP in accordance with Rule 3-09 . For more information on GSP, see notes 5(e), 5(f) and 16 to our audited annual consolidated financial statements included in this annual report.

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

We have translated some of the soles amounts contained in this annual report into U.S. dollars and some U.S. dollars amounts contained in this annual report into soles, for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles amounts to U.S. dollars and U.S. dollars amounts into soles was S/.3.379 to US$1.00, which was the exchange rate reported for December 31, 2018 by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). We present our backlog in U.S. dollars. For contracts denominated in soles or other local currencies, amounts have been converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. When we present our ratios of backlog and revenues in this annual report, we similarly convert our revenues, which are reported in soles, into U.S. dollars based on the exchange rate reported for December 31 of the corresponding year. For conversions of macroeconomic indicators (particularly in “Item 5.D. Operating and Financial Review and Prospects—Trend Information” in this annual report), average annual exchange rates for the currencies of each of the countries addressed are used. The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Backlog

This annual report includes our backlog for our Engineering and Construction, Infrastructure and Real Estate segments. We do not include backlog in this annual report in our Infrastructure segment for: (i) our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; and (ii) our Energy line of business because: (a) our revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel dispatched. When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. Backlog is not a measure defined by IFRS, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. Backlog is not audited. We have revised prior backlog data included in this annual report to exclude the presentation of entities that are presented as discontinued operations. For our definition of backlog, see “Item 4.B. Information on the Company—Business Overview—Backlog.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.”

The GSP gas pipeline concession was terminated on January 24, 2017, which had a significant impact on our backlog for our E&C and our consolidated backlog. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

Reserves Estimates

This annual report includes our estimates for proved reserves in Blocks I and V, where GMP provides hydrocarbon extraction services to, and Blocks III and IV, where GMP extracts hydrocarbon under license agreements with, Perupetro S.A. (“Perupetro”). These reserves estimates were prepared internally by our team of engineers and have not been audited or reviewed by any independent external engineers. For further information on these reserves estimates, see “Item 3.D. Key Information—Risks Relating to Our Company – Additional Risks Related to our Infrastructure Business” and “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Lines of Business—Energy—Oil and Gas Production.”

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the engineering and construction, infrastructure and real estate services industries in Peru and elsewhere in Latin America. We have made these estimates on the basis of our management’s knowledge and statistics and other information, which we believe to be the most recently available as of the date of this annual report, from government agencies, industry professional organizations, industry publications and other sources. While we believe these estimates to be accurate as of the date of this annual report, we have not independently verified the data from third-party sources and our internal data has not been verified by any independent source. We paid Great Place to Work ® Institute, a human resources consulting, research and training firm, for our employees to participate in their market survey referenced in this annual report (Copyright © 2018 Great Place to Work ® Institute, Inc. All rights reserved.). In this annual report we present gross domestic product (“GDP”) both on a nominal and real basis. Real GDP is nominal GDP adjusted to exclude the effect of inflation. Unless otherwise indicated, references to GDP are to real GDP.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including, among others:

•	the impact on our business reputation from our association with Odebrecht S.A. (“Odebrecht”) affiliates in Peru;

•	the potential effects of investigations of our company and certain of our former directors and executive officers, or any future investigations, regarding corruption or other illegal acts;

•	uncertainty with regards to the timing and amount of the government payment we are entitled to receive in connection with the termination of the GSP pipeline concession;

•	our ability to comply with the covenants in our debt instruments or obtain waivers in the event of non-compliance;

•	our ability to consummate asset sales on favorable terms on a timely basis, or at all;

•	the potential impact of the class action civil suit against our company and certain of our former directors and our former and current executive officers;

•	global macroeconomic conditions, including commodity prices;

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

The following selected consolidated financial data should be read together with “Part I. Introduction. Presentation of Financial Information,” “Item 5. Operations and Financial Review and Prospects” and our audited annual consolidated financial statements included in this annual report.

The following selected financial data as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited annual consolidated financial statements included in this annual report. The following selected financial data as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014 and 2015 have been derived from our audited annual consolidated financial statements not included in this annual report. Our annual consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 have been audited by Moore Stephens in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our consolidated financial statements for the year ended December 31, 2017 included in this annual report have been restated. In our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2017, we inadvertently presented the gain on the sale of GMD under “Gain from the sale of investments” in error and, accordingly, we have restated our 2017 income statement and the related notes to reflect GMD as a discontinued operation. For more information, see note 2.31 to our audited annual consolidated financial statements included in this annual report.

	For the year ended December 31,
	2014	2015	2016(1)	2017 Restated	2018	2018
		(in millions of S/.)				(in millions of US$)(2)
Income Statement Data:
Revenues	4,861.0	5,542.3	4,137.3	4,014.0	3,899.5	1,154.0
Cost of sales	(4,212.5)	(5,210.6)	(3,821.2)	(3,511.6)	(3,225.0)	(954.4)

Gross profit	648.5	331.7	316.1	502.5	674.5	199.6
Administrative expenses	(298.4)	(291.3)	(278.3)	(322.5)	(278.4)	(82.4)
Other income and expenses, net(3)	5.2	18.3	(21.9)	(33.3)	(61.2)	(18.1)
Profit (losses) from sale of investments	2.1	—	46.3	34.5	—	—
Other (expenses) income, net	(0.1)	0.3	(0.5)	0.5	—	—

Operating profit	357.3	58.4	61.8	181.7	334.7	99.1
Financial (expense) income, net(3)	(58.3)	(97.7)	(179.8)	(137.0)	(197.1)	(58.3)
Share of the profit and loss obtained from associates and joint ventures under the equity method of accounting	52.9	24.4	(590.1)	0.5	(3.7)	(1.1)
Profit before income tax	351.9	(14.9)	(708.1)	45.1	133.9	39.6
Income tax	(104.3)	(78.7)	152.2	(46.3)	(113.3)	(33.5)
Profit from continuing operations	247.6	(93.5)	(556.0)	(1.2)	20.6	6.1
Profit from discontinued operations	113.7	149.1	104.4	210.4	36.8	10.9

Net profit	361.2	55.6	(451.6)	209.2	57.4	17.0

Net profit (loss) attributable to controlling interest(4)	299.7	7.1	(509.7)	148.7	(83.2)	(24.6)
Net profit (loss) attributable to non-controlling interest(4)	61.5	48.5	58.1	60.5	140.6	41.6

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

(2)	Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.
(3)

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

	As of December 31,
	2014	2015	2016(1)	2017	2018	2018
Balance Sheet Data:		(in millions of S/.)				(in millions of US$)(2)
Total current assets	4,635.7	5,200.4	4,328.7	3,891.9	2,985.5	883.5
Cash and cash equivalents	818.4	554.0	607.0	626.2	801.1	237.1
Accounts receivables	1,768.6	2,143.3	1,862.5	2,381.9	1,631.2	482.7
Outstanding work in progress	1,152.8	1,278.2	680.9	61.8	28.5	8.4
Inventories(3)	833.6	1,159.2	1,104.3	770.7	514.0	152.1
Total non-current assets	3,094.2	3,699.6	4,718.0	4,775.7	4,197.1	1,242.1
Long-term accounts receivables(4)	624.5	687.8	1,754.4	2,180.8	2,133.5	631.4
Investments in associates and joint ventures	229.6	637.0	389.8	268.7	257.8	76.3
Property, plant and equipment	1,148.7	1,111.8	1,113.6	865.7	470.6	139.3
Intangible assets(5)	780.8	878.3	960.3	940.1	847.1	250.7
Total current liabilities	3,796.1	4,092.3	4,537.0	3,549.2	2,665.8	788.9
Short-term borrowings	1,425.5	1,265.1	2,007.1	1,093.4	865.6	256.2
Accounts payable(6) (7)	2,151.4	2,779.6	2,453.1	2,356.7	1,768.1	523.3
Total non-current liabilities	753.8	1,725.8	2,019.9	2,529.4	2,048.9	606.3
Long-term borrowings	624.8	1,310.3	1,341.0	1,544.2	1,274.1	377.1
Capital stock	660.1	660.1	660.1	660.1	729.4	215.9
Shareholders’ equity	2,691.7	2,558.8	1,980.4	2,123.3	2,088.4	618.0
Non-controlling interest	488.7	523.1	509.3	465.7	401.6	118.8

(1)

For the effects on our financial condition as of December 31, 2016 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and notes 5(e), 5(f) and 26 to our audited annual consolidated financial statements included in this annual report.

(2)	Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.
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

(6)

Includes S/.684.3 million, S/.607.1 million, S/.810.8 million, S/.726.3 million and S/.496.5 million in advance payments made by our clients as of December 31, 2014, 2015, 2016, 2017 and 2018, respectively, in connection with our E&C segment and the operation and maintenance of infrastructure assets contracts. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Engineering and Construction” and note 22 to our audited annual consolidated financial statements included in this annual report.

(7)

Includes our payable to Chubb Insurance Company (US$52.5 million as of December 31, 2016 and US$15.6 million as of December 31, 2017) relating to the termination of the GSP gas pipeline concession, which was fully repaid as of December 31, 2018. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and “—Liquidity and Capital Resources—Indebtedness.”

	As of and for the year ended December 31,
	2014		2015		2016(1)		2017 Restated		2018		2018
	(in millions of S/.)										(in millions of US$)(2)
Other Data:
EBITDA(3) (in millions of S/. or US$)	783.9		538.4		(240.5)		572.3		557.3		164.9
Gross margin	13.3%		6.0%		7.6%		12.5%		17.3%		17.3%
EBITDA margin(4)	16.13%		9.7%		(5.8)%		14.3%		14.3%		14.3%
Outstanding shares (thousands)	660,054		660,054		660,054		660,054		729,434		215,873
Profit per share (in S/.or US$)	0.55		0.08		(0.68)		0.31		0.08		0.02
Profit attributable to controlling interest per share (in S/.or US$)	0.45		0.01		(0.77)		0.23		(0.13)		(0.04)
Dividend per share (in S/.or US$)(5)	0.16		0.05		—		—		—		—
Net debt(6)/ EBITDA ratio	1.1	x	3.5	x	(11.4	)x	3.5	x	2.4	x	2.4	x
Backlog (in millions of US$) (Unaudited)(7)	3,765.4		3,918.4		3,011.6		2,388.4		1,257.2		1,257.2
Backlog/revenues ratio (Unaudited)(7)	1.6	x	1.9	x	1.8	x	1.3	x	1.1	x	1.1	x

(1)

For the effects on our results of operations and backlog for 2016 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and notes 5(e), 5(f) and 16 to our audited annual consolidated financial statements included in this annual report.

(2)	Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.
(3)	For further information on the definition of EBITDA, see “—Non-GAAP Financial Measure and Reconciliation.”
(4)	Reflects EBITDA as a percentage of revenues.
(5)	Payment of dividends for the year’s profit.
(6)	Net debt is calculated as total borrowings (including current and non-current borrowings) less cash and cash equivalents.
(7)

For further information on our backlog, see “Item 4.B. Business Overview—Backlog.” Does not include, in our Infrastructure segment, our Norvial toll road concession and our Energy line of business. Backlog is calculated as of the last day of the applicable year. Revenues are calculated for that year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year, which was S/.2.989 to US$1.00 as of December 31, 2014, S/.3.413 to US$1.00 as of December 31, 2015, S/.3.36 to US$1.00 as of December 31, 2016, S/.3.245 to US$1.00 as of December 31, 2017 and S/.3.379 to US$1.00 as of December 31, 2018. Includes revenues only for businesses included in our backlog.

The following tables set forth summary financial data for each of our business segments. For more information on the results of operations of our segments, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations” and note 7 to our audited annual consolidated financial statements included in this annual report. The effects of the termination of the GSP gas pipeline concession on our results of operations and financial condition for 2016 are reflected in Corporate (the Parent Company Operations) and, with respect to CCDS, in our E&C segment.

Beginning on April 1, 2017, we transferred Concar from our former Technical Services segment to our Infrastructure segment. For ease of comparison, the historical segment financial information included in this annual report presents Concar in the Infrastructure segment. This change does not impact our consolidated financial results.

1. Engineering & Construction

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	3,718.0	4,352.7	2,936.8	2,331.9	1,960.9	580.3
Cost of sales	(3,354.1)	(4,244.4)	(2,876.6)	(2,155.4)	(1,898.8)	(561.9)

Gross profit	363.8	108.3	60.2	176.5	62.1	18.4
Administrative expenses	(219.7)	(243.6)	(212.0)	(188.2)	(136.1)	(40.3)
Other income and (expenses), net	(12.5)	6.4	(14.2)	(46.5)	(13.5)	(4.0)
Other (losses) gains, net	—	(0.2)	—	—	—	—

Operating profit	131.7	(129.2)	(166.1)	(58.1)	(87.5)	(25.9)
Financial (expense) income, net	(44.8)	(96.8)	(50.8)	(38.2)	(67.7)	(20.0)
Share of the profit or loss in associates under the equity method of accounting	48.2	15.0	16.5	31.0	11.4	3.4

Profit (loss) before income tax	131.1	(210.9)	(200.4)	(65.3)	(143.9)	(42.6)

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(1)
Income tax	(24.4)	(15.2)	19.7	0.9	14.4	4.3
Profit from discontinued operations	82.9	104.2	87.2	76.8	44.1	13.1

Net profit (loss)	193.6	(121.8)	(93.4)	12.4	(85.4)	(25.3)
Net profit attributable to controlling interest	164.1	(131.2)	(87.2)	12.1	(86.9)	(25.7)
Net profit (loss) attributable to non-controlling interest	29.5	9.3	(5.7)	0.3	1.5	0.43

	As of December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	2,676.6	3,157.1	1,910.9	1,949.0	1,408.0	416.7
Cash and cash equivalents	285.4	172.1	93.5	184.4	177.5	52.5
Accounts receivables	1,092.9	1,526.4	1,060.5	1,640.0	1,173.9	347.4
Outstanding work in progress	1,145.4	1,260.5	648.9	55.8	25.0	7.4
Other current assets	152.9	198.1	108.0	68.9	31.7	9.4
Total non-current assets	1,250.0	1,118.4	1,328.0	1,382.3	993.2	293.9
Long-term accounts receivables	6.2	0.5	214.4	392.5	346.1	102.4
Property, plant and equipment	651.2	606.2	592.2	509.7	205.7	60.9
Other non-current assets	592.6	511.7	521.4	480.1	441.4	130.6
Total current liabilities	2,500.2	2,846.3	2,101.5	2,189.6	1,585.2	469.1
Short-term borrowings	629.6	653.0	582.3	592.0	232.4	68.8
Accounts payable(2)	1,701.9	2,174.0	1,482.1	1,561.6	1,346.4	398.5
Total non-current liabilities	445.2	629.2	471.8	546.3	413.0	122.2
Long-term borrowings	144.1	376.0	246.3	127.8	9.3	2.8
Other long-term liabilities	301.1	253.3	225.5	418.6	403.7	119.5
Shareholders’ equity	817.8	639.2	551.7	487.9	331.2	98.0
Non-controlling interest	163.4	160.8	113.9	107.5	71.8	21.2

2. Infrastructure

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	1,613.5	1,353.1	1,174.8	1,447.9	1,883.3	557.3
Cost of sales	(1,351.6)	(1,107.2)	(963.4)	(1,187.8)	(1,532.6)	453.6
Gross profit	261.9	245.9	211.4	260.2	350.6	103.8
Administrative expenses	(102.8)	(67.0)	(66.1)	(63.9)	(68.8)	(20.4)
Other income and (expenses), net	(1.9)	2.0	1.3	5.8	1.4	0.4
Other (losses) gains, net	(0.1)	(0.1)	(0.5)	0.4	—	—
Operating profit	157.1	180.8	146.1	202.5	283.0	83.8
Financial (expense) income, net	(35.2)	(22.9)	(9.6)	(19.5)	(20.1)	(5.9)
Share of the profit or loss in associates under the equity method of accounting	—	0.9	1.6	1.6	1.6	0.5
Profit before income tax	121.9	158.9	138.1	184.5	264.6	78.3
Income tax	(55.8)	(46.5)	(39.9)	(55.2)	(80.5)	(23.9)
Net profit	66.1	112.4	98.3	129.3	184.0	54.5
Net profit attributable to controlling interest	59.5	93.0	74.4	103.8	152.3	45.1
Net profit (loss) attributable to non-controlling interest	6.5	19.4	23.8	25.5	31.8	9.4

	As of December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	614.1	639.3	806.5	923.3	969.1	286.8
Cash and cash equivalents	173.4	240.3	303.9	331.1	401.2	118.7
Accounts receivables	378.8	331.9	409.2	535.0	509.2	150.7
Outstanding work in progress	16.4	17.7	32.1	—	—	—
Other current assets	45.6	49.5	61.3	57.2	58.7	17.4
Total non-current assets	1,297.9	1,514.4	1,801.6	2,098.4	2,111.3	624.8
Long-term accounts receivables(3)	602.3	670.7	930.2	1,164.0	1,214.2	359.3
Property, plant and equipment	236.3	225.4	200.2	190.4	187.7	55.6
Other non-current assets	412.8	536.1	623.5	743.9	709.5	210.0
Total current liabilities	1,180.4	458.4	407.2	580.2	737.2	218.2
Short-term borrowings	588.8	197.2	85.1	86.2	290.6	86.0
Accounts payable	568.3	241.3	261.5	486.2	426.9	126.3
Total non-current liabilities	154.5	1,010.3	1,444.7	1,585.9	1,368.3	405.0
Long-term borrowings	103.3	842.5	1,004.6	1,014.4	985.6	291.7
Other long-term liabilities	51.1	167.8	440.1	571.4	382.7	113.3
Shareholders’ equity	497.1	586.2	643.3	729.5	828.3	245.1
Non-controlling interest	80.0	98.8	112.9	126.1	146.6	43.4

3. Real Estate

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(1)
Income Statement Data:
Revenues	224.6	215.8	411.5	647.5	630.1	186.5
Cost of sales	(162.1)	(164.0)	(275.0)	(500.2)	(342.2)	(101.3)

Gross profit	62.4	51.8	136.5	147.4	288.0	85.2
Administrative expenses	(21.1)	(20.5)	(28.4)	(21.2)	(50.7)	(15.0)
Other income and (expenses), net	(0.8)	1.8	0.8	(3.7)	(2.0)	(0.6)
Other (losses) gains, net	—	—	—	49.0	—	—
Profit from the sale of investments	—	—	—	—	—	—

Operating profit	40.5	33.0	108.9	171.5	235.3	69.6
Financial (expense) income, net	(14.7)	(10.9)	(11.6)	(18.3)	(8.3)	(2.5)
Share of the profit or loss in associates under the equity method of accounting	12.2	14.9	6.8	0.5	—	—

Profit before income tax	38.0	37.0	104.2	153.6	226.9	67.2
Income tax	(11.5)	(7.6)	(27.1)	(35.9)	(69.2)	(20.5)

Net profit	26.5	29.3	77.2	117.7	157.8	46.7
Net profit attributable to controlling interest(4)	9.5	12.4	22.1	48.6	28.9	8.6
Net profit (loss) attributable to non-controlling interest(4)	17.0	17.0	55.1	69.1	128.9	38.1

	As of December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(1)
Balance Sheet Data:
Total current assets	760.8	1,109.3	1,117.1	884.6	721.0	213.4
Cash and cash equivalents	54.3	74.5	58.9	85.2	93.3	27.6
Accounts receivables	75.6	114.4	111.2	155.3	179.3	53.1
Outstanding work in progress	631.0	920.4	—	—	—	—
Other current assets(5)	117.4	91.7	947.0	644.1	448.4	132.7
Total non-current assets	9.7	14.7	113.6	78.5	98.5	29.2
Long-term accounts receivables(3)	7.3	11.3	17.9	9.8	36.3	10.7
Property, plant and equipment	36.2	34.7	13.0	11.6	9.2	2.7
Other non-current assets	64.1	30.9	82.7	57.0	53.0	15.7
Total current liabilities	266.6	555.1	515.8	352.1	310.1	91.8
Short-term borrowings	144.3	224.4	206.5	162.0	133.1	39.4
Accounts payable	120.1	330.7	291.2	144.8	172.5	51.1
Total non-current liabilities	138.9	159.6	104.2	44.1	37.2	11.0
Long-term borrowings	16.4	27.6	16.5	12.0	10.7	3.2
Other long-term liabilities	122.5	132.0	87.6	32.1	26.5	7.8
Shareholders’ equity	157.3	158.6	234.4	217.3	193.5	57.3
Non-controlling interest	315.4	327.6	376.3	349.6	278.7	82.5

(1)	Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.
(2)

Includes advance payments, which reflects advance payments made by our clients in connection with our E&C and Operation and Maintenance of Infrastructure Assets contracts. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Engineering and Construction” and note 22 to our audited annual consolidated financial statements included in this annual report.

(3)

Includes payments required to be made by the Peruvian government for the amounts we invest to purchase trains and other infrastructure for the Lima Metro. See “Item 5.A. Operating and Financial Review and Prospects—Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Infrastructure” and note 11 to our audited annual consolidated financial statements included in this annual report.

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

(5)

Includes inventories, which includes investments for the purchase of land by our Real Estate segment. These investments in land are recorded at book value and are not marked to market for changes in fair value. See note 15 to our audited annual consolidated financial statements included in this annual report.

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

	For the year ended December 31,
	2014	2015	2016	2017 Restated	2018	2018
	(in millions of S/.)					(in millions of US$)(1)
Net profit (loss)	361.2	55.6	(451.6)	209.2	57.4	17.0
Financial expense	381.8	518.6	942.5	473.9	630.1	186.5
Financial income	(323.6)	(420.9)	(762.7)	(336.8)	(433.0)	(128.2)
Income tax	104.6	78.7	(152.2)	46.3	113.3	33.5
Depreciation and amortization	260.0	306.4	183.4	179.7	189.5	56.1

EBITDA	783.9	538.4	(240.5)	572.3	557.3	164.9

(1)	Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.

The following table shows a reconciliation of the EBITDA for our three segments, Parent company operations and intercompany eliminations:

	For the year ended December 31,
	2014	2015	2016	2017 Restated	2018	2018
	(in millions of S/.)					(in millions of US$)(1)
Engineering and construction	407.0	158.3	19.3	120.0	19.2	5.69
Infrastructure	257.2	272.2	237.8	300.9	411.5	121.8
Real estate	56.5	52.8	121.4	177.3	241.0	71.3
Parent company operations	258.2	(34.1)	(1,025.2)	125.9	(27.8)	8.2
Intercompany eliminations	(245.4)	16.2	406.2	(151.8)	(86.6)	(25.6)

EBITDA	783.9	538.4	(240.5)	572.3	557.3	164.9

(1) Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.

The following tables set forth the reconciliation of our net profit to EBITDA for each of our business segments and certain of our lines of business or subsidiaries within these segments. The effects of the termination of the GSP gas pipeline concession on our results of operations and financial condition for 2016 are reflected in Corporate (the Parent Company Operations) and, with respect to the related construction consortium (CCDS), in our E&C segment. Beginning on April 1, 2017, we transferred Concar from our Technical Services segment to our former Infrastructure segment. This change does not impact our consolidated financial results. For more information, see note 7 to our audited annual consolidated financial statements included in this annual report.

1. Engineering & Construction

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)	193.6	(121.8)	(93.5)	12.4	(85.4)	(25.3)
Financial expense	201.2	375.8	555.8	212.3	284.7	84.3
Financial income	(156.4)	(279.0)	(505.0)	(174.1)	(217.0)	(64.2)
Income tax	24.4	15.2	(19.7)	(0.9)	(14.4)	(4.3)
Depreciation and amortization	144.2	168.1	81.6	70.3	51.3	15.2

EBITDA	407.0	158.3	19.3	120.0	19.2	5.7

2. Infrastructure

2.1 Full Segment

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(2)
Net profit	92.6	112.4	98.3	129.3	184.0	54.5
Financial expense	101.6	78.2	101.7	62.6	143.1	42.4
Financial income	(71.2)	(55.3)	(92.0)	(43.1)	(123.1)	(36.4)
Income tax	56.6	46.5	39.9	55.2	80.5	23.8
Depreciation and amortization	77.6	90.5	90.0	96.9	126.8	37.5

EBITDA	257.2	272.3	237.8	300.9	411.5	121.8

2.2(a) All Toll Roads

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(2)
Net profit	43.0	53.5	44.9	55.0	29.2	8.6
Financial expense	19.0	10.8	14.9	7.7	28.6	8.5
Financial income	(9.5)	(14.8)	(9.6)	(3.5)	(7.2)	(2.1)
Income tax	16.2	18.8	15.5	20.9	8.8	2.6
Depreciation and amortization	11.4	10.9	11.1	11.0	42.9	12.7

EBITDA	80.1	79.2	76.8	91.1	102.3	30.3

2.2(b) Norvial

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(2)
Net profit	31.1	40.9	47.3	49.4	17.2	5.1
Financial expense	9.7	4.1	4.9	3.4	25.0	7.4
Financial income	(0.4)	(0.4)	(1.6)	(0.9)	(1.0)	(0.3)
Income tax	10.9	13.6	16.3	18.7	3.9	1.1
Depreciation and amortization	11.0	10.8	10.9	10.8	42.7	12.6

EBITDA	62.3	68.9	77.7	81.4	87.8	26.0

2.3 Mass Transit

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)	12.1	18.8	23.9	19.5	87.1	25.8
Financial expense	39.8	7.9	20.5	18.4	72.5	21.4
Financial income	(35.3)	(4.9)	(25.8)	(14.0)	(87.0)	(25.8)
Income tax	10.8	8.1	10.9	9.5	38.0	11.3
Depreciation and amortization	0.9	0.1	0.1	0.1	0.2	0.1

EBITDA	28.3	30.0	29.6	33.5	110.8	32.8

2.4 Energy

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(2)
Net profit	62.7	20.2	12.0	38.1	65.0	19.2
Financial expense	30.6	50.3	61.7	34.8	37.9	11.2
Financial income	(19.2)	(30.5)	(52.0)	(23.3)	(26.9)	(7.9)
Income tax	29.8	7.7	5.3	13.2	26.3	7.8
Depreciation and amortization	58.1	74.2	72.5	79.4	76.6	22.7

EBITDA	162.0	121.8	99.5	142.1	178.9	52.9

2.5 Concar

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(2)
Net profit (loss)	(26.5)	18.5	14.0	16.9	2.4	0.7
Financial expense	12.0	9.1	4.5	1.7	4.2	1.2
Financial income	(7.2)	(5.0)	(4.6)	(2.3)	(1.4)	(0.4)
Income tax	(0.8)	11.4	6.7	11.4	6.9	2.0
Depreciation and amortization	7.1	5.3	6.4	6.4	7.1	2.1

EBITDA	(15.3)	39.3	27.0	34.1	19.2	5.7

3. Real Estate

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	(in millions of S/.)					(in millions of US$)(2)
Net profit	26.5	29.3	77.2	117.7	157.8	46.7
Financial expense	30.4	47.7	65.1	36.0	25.2	7.5
Financial income	(15.6)	(36.8)	(53.5)	(17.7)	(16.9)	(5.0)
Income tax	11.5	7.6	27.1	35.9	69.2	20.5
Depreciation and amortization	3.8	4.9	5.6	5.3	5.7	1.7

EBITDA	56.5	52.8	121.4	177.3	241.0	71.3

(1)

For the effects on our results of operations for 2016 resulting from the termination of the GSP gas pipeline concession, see “Item. S.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and notes 5(e) and 16 to our audited annual consolidated financial statements included in this annual report.

(2)	Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.
(3)

Our E&C segment EBITDA includes S/.48.2 million, S/.15.0 million,S/.16.5 million, S/.31.0 million and S/.11.4 in 2014, 2015, 2016, 2017 and 2018, respectively, which represents GyM’s 39.0% equity interest in Viva GyM’s net profit.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Recent Developments

Our reputation has been adversely affected by our association with Odebrecht’s affiliates in Peru

We have participated in consortia with Odebrecht affiliates in Peru. Our reputation has been adversely affected as a result of the plea agreements and criminal convictions of Odebrecht and certain key persons related to Odebrecht in connection with corruption, money laundering and criminal organization. Peruvian authorities have initiated congressional inquiries and criminal investigations into the dealings of Odebrecht’s affiliates in Peru, the scope of which include certain consortia in which we participated. Moreover, as a result, our company and certain of our former directors and senior management have been the subject of congressional and criminal investigations relating to corruption allegations. These investigations are ongoing.

Recent news reports have indicated that Odebrecht has executed a settlement and cooperation agreement with the Peruvian government regarding several infrastructure projects in the country, including certain projects in which we have participated. According to news reports, under the agreement Odebrecht has agreed to pay compensation to the Peruvian government over the course of several years and to cooperate with, and provide evidence to, prosecutors in connection with ongoing investigations by this Peruvian government. According to news reports, former senior officers of Odebrecht’s affiliate in Peru have indicated to Peruvian prospectors

(sometimes in apparent contradiction with prior statements) that certain of our former directors and senior management were aware that Odebrecht had made corrupt payments to government officials in connection with certain projects in which we participated. We have undertaken an internal investigation and we continue to review and assess the past practices of our company, to determine whether there has been any wrongdoing on the part of our former or current directors, officers and employees.

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

Investigations regarding potential corruption or other illegal acts could have a material adverse effect on our business, financial condition and results of operations

The Lava Jato commission of the Peruvian Congress has undertaken congressional inquiries into our company and other construction companies in Peru, which have included certain of our company’s former directors and senior management.

Peruvian prosecutors have included José Graña Miró Quesada, a shareholder and the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a shareholder, a former board member of our company and chairman of our subsidiary GyM, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranches II and III), in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project.

In connection with investigations relating to the IIRSA South project concession (tranches II and III), the Peruvian criminal prosecutor moved to charge our company and our construction subsidiary, GyM, as criminal defendants in connection with the project. In response, the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) notified us of its decision to formally include our company and GyM in its criminal investigation. We appealed the court’s decision and, in June 2018, the First Court of Appeals of the Superior Court of Lima revoked the judicial order that indicted our company and GyM, among other corporate defendants, in the criminal investigation on charges of collusion and other crimes and rejected the petition, without prejudice, made by the prosecutor to incorporate both companies in the aforementioned process. Nevertheless, we cannot assure you that the criminal prosecutor will not file a new motion to charge our company and/or GyM or that our position will ultimately prevail if such motion is filed.

Separately, in December 2018, the Peruvian First National Preparatory Investigation Court resolved to include our company and GyM as civilly-responsible third parties in the investigations related to the IIRSA South project concession (tranches II and III) and GyM as a civilly-responsible third party in the investigations related to Tranches 1 and 2 of the Lima Metro. These proceedings are ongoing.

Recent news reports have indicated that Odebrecht has executed a settlement and cooperation agreement with the Peruvian government regarding several infrastructure projects in the country, including certain projects in which we have participated. According to news reports, under the agreement Odebrecht has agreed to pay compensation to the Peruvian government over the course of several years and to cooperate with, and provide evidence to, prosecutors in connection with ongoing investigations by this Peruvian government. According to news reports, former senior officers of Odebrecht’s affiliate in Peru have indicated to Peruvian prospectors (sometimes in apparent contradiction with prior statements) that certain of our former directors and senior management were aware that Odebrecht had made corrupt payments to government officials in connection with certain projects in which we participated. We have undertaken an internal investigation and we continue to review and assess the past practices of our company, to determine whether there has been any wrongdoing on the part of our former or current directors, officers and employees. In addition, a former secretary of the IIRSA South project recently asserted that a former executive of our company was present at a meeting in 2011 in which the need to reimburse illicit payments previously made by Odebrecht was mentioned. We continue to review and assess the past practices of our company to determine whether there has been any wrongdoing on the part of our former or current officers and employees.

We cannot assure you that other of our former or current directors and senior management will not be included in the foregoing proceedings as well, or that our company will not be included in other investigations or proceedings as criminal defendants or civilly-responsible third parties.

A conviction of corruption or settlements with government authorities could lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Moreover, our alleged involvement in corruption investigations, and any findings or admissions of wrongdoing in such investigations, could further damage our reputation and have a material adverse impact on our ability to compete for business. Such investigations may also adversely affect our ability to pursue strategic projects, and could potentially result in the termination or modification of certain existing contracts or relationships. In addition, such investigations may affect the company’s ability to secure financing in the future. Furthermore, investigations could continue to divert management’s attention and resources from other issues facing our business.

In May 2018, Peruvian Supreme Decree No. 096-2018-EF set forth guidelines to determine the value of assets to be put in trust to guarantee eventual compensation to the Peruvian government that is required for companies that have been partners of companies that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes, which includes our company and our subsidiary GyM. Following discussions with the Peruvian government during the fourth quarter of 2018, we established a trust in favor of the Peruvian government, which we funded in the amount of S/.79.1 million (US$23.4 million) by assigning shares of our subsidiary GMI to such trust. We cannot assure you that the Peruvian government will not claim the assets set forth in this trust or require that our company place additional assets in trust, nor can we assure you that these assets will fully satisfy any eventual obligations we may have to the Peruvian government. Management has estimated that the value of the contingency for the matters described above should not exceed US$45.8 million (S/.148.4 million).

We continue to evaluate alternatives to resolving ongoing investigations against our company and our subsidiary GyM. However, we cannot assure you that these investigations will be resolved in a manner that is favorable to our company.

INDECOPI and Peruvian prosecutors have initiated investigations in response to news reports alleging that certain construction companies in Peru, Brazil and Spain, including our company, colluded to receive public contracts

In July 2017, media reports alleged that certain construction companies in Peru, Brazil and Spain, including our company, colluded as a “construction club” to receive public contracts. As a result of these reports, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) has initiated an investigation regarding the anti-competitive activities of construction companies in Peru, including our company. In July 2017, INDECOPI conducted a search of our facilities related to these allegations.

Separately, in December 2018, GyM was formally included as a civilly-responsible third party, along with eleven other construction companies in the criminal investigation conducted by a Peruvian public prosecutor based on facts similar to those under investigation by INDECOPI. In addition, a former employee of GyM has been included in a criminal investigation for collusion and other alleged crimes.

We cannot assure you that any of our company’s current or former directors or senior management will not be included in these investigations in the future, nor can we predict the outcome of any such investigations, the timing thereof or how they may impact our business, financial condition and results of operations.

We continue to review and assess the past practices of our company to determine whether there has been any wrongdoing on the part of our former or current directors, officers and employees in relation to this matter. In addition, we continue to evaluate alternatives to resolve the ongoing investigation against our company. However, we cannot assure you that this investigation will be resolved in a manner that is favorable to our company.

Our inability to provide audited financial statements for GSP in accordance with Rule 3-09 may result in enforcement actions by the SEC or may, among other matters, cause us to be unable to complete a public offering in the United States

We have been unable to provide certain financial statements of GSP that are required by Rule 3-09 to be included in our company’s annual report. Under Rule 3-09, we are required to present or generate financial statements of GSP as of December 31, 2015 and for the period from November 2, 2015 to December 31, 2015, as of and for the year ended December 31, 2016 and as of and for the year ended December 31, 2017, with the financial statements of GSP as of and for the year ended December 31, 2016 audited in accordance with the standards of the Public Company Accounting Oversight Board. It is currently impracticable for our company to comply with this requirement, because the audit opinion that was issued with respect to GSP’s 2016 financial statements included a disclaimer, our company’s loss of significant influence over GSP, and GSP’s limited management as the entity is in insolvency proceedings.

We believe that the information presented by separate financial statements of GSP would not provide to our company’s investors additional material information not already included in our company’s own consolidated financial statements included in this annual report. As a result, we do not believe that the omission of those financial statements will have a material impact on a reader’s understanding of our financial condition or results of operations. Nevertheless, we requested a waiver from the SEC from the requirement to file the consolidated financial statements of GSP described above, and the SEC has not granted our waiver request.

As a result, we are currently not fully compliant with our reporting requirements with the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). The SEC may impose penalties or otherwise take action against our company. In addition, the SEC may not declare effective any registration statement that we file that requires the financial statements under Rule 3-09 to be included. If, as a result, we are unable to complete a registered offering, our ability to access the public capital markets in the United States would be impaired. Furthermore, the Rule 144 safe harbor for certain sales of our ADSs in the United States is currently unavailable.

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

Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made payment or, to our knowledge, initiated the payment process or the auction process for a new concessionaire. As a result, we expect to assert our rights against the Peruvian government by filing arbitration proceedings in May 2019, after the six-month period mandated by the concession contract for the parties to discuss the matter. This will place us in an adversarial position with the Peruvian government. We cannot assure you that this or any other claims that we pursue in connection with the termination of the gas pipeline concession will ultimately prevail in a timely manner, or at all.

In 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims under the concession to other GSP shareholders, Enagás and ourselves. In January 2018, we received a notification that Odebrecht commenced arbitration proceedings against us and Enagás, seeking to invalidate the contractual subordination. While we believe that the subordination arrangement with respect to Odebrecht’s claims in connection with the anticipated payment is enforceable, we cannot assure you that our position will prevail.

In addition, we have made certain estimates in our consolidated financial statements with respect to the expected payment for the termination of the GSP contract. In particular, after taking into account the S/.593.1 million impairment we recognized to our investment in GSP during 2016, we continued to record S/.218.3 million in connection with our investment in GSP as of December 31, 2016, 2017 and 2018. If our assumptions and estimates are incorrect, our actual results could differ significantly from those reflected in our consolidated financial statements. Failure to receive the expected payment on a timely basis, or at all, would have a material adverse effect on our business, financial condition and results of operations.

We are in default under one of our debt instruments for which we have obtained waivers, and historically we have been in default on other of our debt instruments, and we cannot assure you that we will be able to obtain additional waivers in the event of the existing default or future defaults

We are currently in default under one of our debt instruments and we cannot assure you that we will be able to obtain a waiver. In addition, in the past we were in default under certain of our debt instruments and procured waivers from our creditors under such instruments. We cannot assure you that we will not breach the covenants under these or other of our debt instruments in the future and, in such event, that we would be able to obtain the required waivers from our creditors. Failure to successfully obtain waivers could force us to precipitate the sale of assets, including on unfavorable terms, to repay these debt instruments. Moreover, if we are not able to renegotiate the terms of these debt instruments or repay them promptly, our ability to obtain financings, including performance guarantees or similar financings required under many of our business contracts, would be impaired, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to sell assets on favorable terms or at all

As part of our strategic action plan, our board of directors has approved the sale of certain non-strategic assets, in order to raise funds to make payments in respect of debt related to the termination of the GSP gas pipeline concession. In accordance with this plan, we have undertaken several divestitures. However, we cannot assure you that we will be able to continue to sell assets on favorable terms or at all. If we are not able to sell assets on a timely basis, our ability to address our liquidity needs could be adversely affected and we may breach our payment obligations under our debt related to the termination of the GSP gas pipeline concession.

Conversely, if we sell significant assets, our business and results of operations will be diminished.

A class action civil lawsuit in the United States may adversely affect our company

A securities class action civil lawsuit has been filed against our company and certain of our former directors and former and current executive officers in the United States. The suit is in early stages, and we cannot assure you that our position will prevail. If our position does not prevail, the case may have substantial adverse effects on our business, financial condition and results of operations.

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

be unavailable for a certain period of time, which may make it harder to effect such sales.

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

Deterioration in our safety record could adversely affect our business and financial performance

Our ability to retain existing clients and attract new business is dependent on our ability to safely operate our business. Existing and potential clients consider the safety record of their services providers to be of high importance in their decision to award service contracts. Some of our activities, in particular in our E&C segment, can be high risk by their nature. If one or more accidents were to occur at a site, the affected client may terminate or cancel our contract and may be less likely to continue to use our services. Although our track record on safety matters is consistent with industry standards, we cannot assure you that we will not experience accidents in the future, causing our safety record to deteriorate. Accidents may be more likely as we continue to grow, particularly if we are required to hire less experienced employees due to shortages of skilled labor. Moreover, often times we do not perform these activities by ourselves and accidents can happen due to errors committed by partners and subcontractors over whom we have no control. Because many of our clients require us to report our safety metrics to them as part of the bidding process and because a substantial part of our client base is comprised of major companies with high safety standards, a general deterioration in our safety record could have a material adverse impact on our business including our ability to bid for new contracts.

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

Increases in the prices of energy, raw materials, equipment or wages could increase our operating costs

Our business requires significant purchases of energy, raw materials and components, including, among others, large quantities of fuel, cement and steel, as well as purchases or leases of equipment. Certain inputs used in our operations are susceptible to significant fluctuations in prices, over which we may have little control. The prices of some of these inputs are affected to a significant extent by the prices of commodities, such as oil and iron. Global oil prices increased in 2016 and 2017 and they decreased in 2018, and we cannot assure you that oil prices will not increase in the future (although increased oil prices would benefit revenues in our Energy line of business). Substantial increases in the prices of such commodities generally result in increases in our suppliers’ operating costs and, consequently, lead to increases in the prices they charge for their products. Moreover, we do not have long-term contracts for the supply of our key inputs, and, as a result, if prices increase significantly or if we are required to find alternative suppliers, our costs to procure these inputs may increase significantly. In addition, growing demand for labor, especially when coupled with shortages of qualified employees in the countries where we operate, may result in significant wage inflation. To the extent that we are unable to pass along to our clients increases in the prices of our key inputs or increases in the wages that we must pay, our operating margins could be materially adversely impacted.

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

We may not be able to recover on claims against clients for payment

If a client fails to pay our invoices on time or defaults in making its payments to us, we could incur significant losses. We occasionally bring claims against clients for delayed payments, additional costs that exceed the contract price or for amounts not included in the original contract price, including change orders. These types of claims can occur due to matters such as owner-caused delays or changes from the initial project scope, and, occasionally, they can be the subject of lengthy proceedings. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. Moreover, we have recently encountered difficulties collecting on claims, even following successful arbitration awards, particularly against the government. A failure to promptly recover on these types of claims and change orders could have a material adverse effect on our financial performance.

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

Our consortia and other strategic alliances may be affected by disputes with, or the unsatisfactory performance by, our partners

Although we have a thorough partner selection process, consortia and other strategic alliances that we enter into as part of our business, including arrangements where operating control may be shared with unaffiliated third parties, may involve risks not otherwise present when we operate independently, including: sharing approval rights over major decisions; responsibility for our partners’ unpaid obligations or liabilities; ensuring ethical and compliance behavior; and inconsistencies in our and our partners’ economic or business interests or goals. Any disputes between us and our partners may result in delays, litigation or operational impasses. We may also incur liabilities as a result of action taken by our partners. In addition, if we participate in consortia or other strategic alliances where we are not the controlling party, we may have limited control over operational, financial and other management decisions and actions and the success of the consortium or other strategic alliance will depend largely on the performance of our partners. These risks could adversely affect our ability to transact the business that is the object of such consortium or other strategic alliance, and could result in the termination of the applicable concession or contract. Under these circumstances, we may be required to make additional investments and provide additional services to ensure adequate performance and delivery. These additional obligations could result in reduced profits or, in some cases, increased liabilities or significant losses for us. In addition, failure by a partner to comply with applicable laws or regulations could negatively impact our business and, in the case of government contracts, could result in fines, suspension or even debarment from participating in bidding processes. As a result, our business and financial performance could be adversely affected by disputes involving our consortia or other strategic alliances.

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

Debarment from participating in government bidding processes would have a material adverse effect on our business and financial performance

We or one of our subsidiaries would face debarment from participating in government bidding processes for one to three years if, including potentially as a result of the ongoing investigations against our company and GyM, we or they were found to have violated certain provisions of the Peruvian State Contracting Law (Ley de Contrataciones del Estado). We and our subsidiaries are required to comply with a large number of contractual obligations with the government in our business, and we cannot assure you that we will be in full compliance at all times. Moreover, the imposition of a debarment on a subsidiary could affect the ability of our company or our other subsidiaries (not just the subsidiary that was debarred), to participate in government bids under the Peruvian State Contracting Law. Approximately 11.6% of our 2018 revenues came from public-sector contracts in Peru. As of December 31, 2018, 6.5% of our backlog is comprised of contracts with the public sector. As a result, if we are debarred from participating in government bidding processes, our business and financial performance would be materially and affected.

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

We may not be able to effectively protect ourselves against financial market risks

Our operations are exposed to financial market risks, such as risks related to exchange rates, commodity prices and interest rates. Fluctuations in currency, commodity prices or interest rates could adversely affect our financial performance. We cannot assure you that derivative financial instruments will protect us from the adverse effects of financial market risks. While hedging transactions are intended to reduce market risks, such transactions may expose us to other risks, such as counterparty risk. We may not be able to adequately protect ourselves against financial market risks and may not ultimately achieve an economic benefit from our hedging strategy.

The loss of a key client in some of our lines of business may affect our business and financial performance

In some of our lines of business, such as our Infrastructure segment, a substantial amount of the revenue we receive is concentrated among a limited number of clients, including the Peruvian government. If one or more of these major clients fail or delay in paying our fees, or if there is a significant reduction or cancellation of business by one or more of these major clients, our business and financial performance may be adversely affected. If we are not able to capture new clients to replace the loss of business from existing key clients, our financial performance may be adversely affected.

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

An increase in import duties and controls, or other restrictions on our obtaining instruments and equipment, may have a material adverse effect on our financial performance

Our future success depends in part on our ability to select and purchase high quality mechanical instruments and equipment at attractive prices. While we have historically been able to do so, such instruments and equipment may become subject to higher import taxes than currently apply. We cannot assure you that there will not be further increases in import taxes, changes in laws related to imports or the imposition of quotas by countries from which we import mechanical instruments and equipment, any of which could have a material adverse effect on our business. Furthermore, our ability to pay our instrument or equipment suppliers could be affected by our failure to obtain, on a timely basis, authorization from the Ministry of Justice pursuant to Law 30,737 to make such payments. Such restrictions may limit our ability to purchase necessary instruments and equipment.

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

We may not be able to successfully expand outside of Peru

One of our long term strategies has been to continue to expand our operations outside of Peru, particularly in Chile and Colombia, and we expect that our international operations could become a more significant part of our consolidated business in future. We cannot assure you that we will be able to replicate our success in Peru in other countries. Our international expansion is subject to additional challenges, including: our ability to assimilate cultural differences and practices; our limited familiarity with local laws, regulators and contractors; our ability to attract and manage foreign personnel; the absence of a local workforce formed in our corporate values and familiar with our operations; competition in foreign markets, including from industry players with significantly greater local experience and reputation; and other risks specific to these countries. Moreover, we may not be able to make equity investments when needed by our foreign operations, due to restrictions imposed by Law 30,737 in our ability to transfer funds abroad. Section II of Law 30,737, promulgated in March 2018, imposes certain restrictions on companies, such as our company, that have been partners of groups that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes. Among other things, the law requires that these companies submit money transfers abroad to the Peruvian Ministry of Justice for pre-approval, and we cannot assure you that any such approvals will be granted in a timely manner or at all.

Many countries in Latin America have suffered significant economic, political and social crises in the past, and these events may occur again in the future. If we are unable to overcome these challenges, we may not be able to successfully expand internationally.

We may not be able to make successful acquisitions

Part of our long-term strategy has been to evaluate strategic acquisition opportunities to expand our operations and geographic footprint, especially in Chile and Colombia. We may not be able to identify appropriate acquisition opportunities, or, if we do, we may overpay for these acquisitions or may not otherwise be able to negotiate terms and conditions that are acceptable to us. We may also face difficulties obtaining financing to pay for acquisitions. Law 30,737 currently requires that payments we make abroad be submitted to the Peruvian Ministry of Justice for pre-approval, and we cannot assure you that any such approvals will be granted in a timely manner or at all. In addition, we may not be able to obtain regulatory approvals, including antitrust approvals, required to consummate acquisitions. Furthermore, even if we are able to successfully consummate an acquisition, we may encounter challenges in integrating the acquired business effectively and profitably into our operations. The integration of an acquisition involves a number of factors that may affect our operations, including diversion of management’s attention, difficulties in retaining personnel and entry into unfamiliar markets. Acquired businesses may not achieve the levels of productivity anticipated or otherwise perform as expected. Acquisitions may bring us into businesses we have not previously conducted and expose us to additional business risks that are different from those we have traditionally experienced, including new geographic, market, operating and financial risks. Moreover, acquisitions involve special risks, including the potential assumption of unanticipated liabilities and contingencies. Even if such liabilities are assumed by the sellers, we may have difficulties enforcing our rights, contractual or otherwise. We cannot assure you that future acquisitions will meet our strategic objectives.

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

Decreases in capital investments by our clients may adversely affect the demand for our services

Our engineering and construction business is directly affected by changes in private-sector and, to a lesser extent, public-sector investments for large-scale infrastructure projects. In addition, our engineering and construction business is directly affected by the availability and cost of financings for these projects. In the markets where we operate, investments and financings for large-scale projects have historically been influenced by macroeconomic and other factors which are beyond our control, including in the case of public-sector investment, government spending levels. As a result, we cannot assure you that clients will not choose to limit or not undertake new projects or delay, suspend or cancel existing projects. Further reductions in anticipated capital investments or available financing for large-scale projects could have a material adverse effect on our financial performance. Public and private investment in our markets slowed significantly during 2016, 2017 and 2018 as a result of market conditions. In the case of Peru, public and private investment slowed significantly during 2016 and 2017, as a result of corruption investigations and political uncertainty. In 2018, Peru experienced a growth rate of 5.20% in private and public investment, but we cannot assure you that such growth will continue in subsequent years.

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

Additional Risks Related to our Infrastructure Business

A substantial or extended decline in oil prices may adversely affect our financial performance

A substantial part of the revenues of our infrastructure business depends upon prevailing prices for oil. Historically, oil prices and markets have been volatile and are likely to continue to be volatile in the future. Moreover, global oil prices have fluctuated significantly in recent years, with the average Brent crude prices declining from US$99.02 per barrel in 2014 to US$54.20 per barrel in 2017. In 2018, average Brent crude prices increased to US$70.99 per barrel, but during the first quarter of 2019, decreased to US$63.23 per barrel. Oil is a commodity and its price is subject to wide fluctuations in response to relatively minor changes in supply and demand for oil, market uncertainty, and a variety of additional factors beyond our control. Those factors include, among others: global demand and supply; political developments in producing regions; weather conditions; governmental regulations; international conflicts and acts of terrorism; the price and availability of alternative sources of energy; and overall local and global economic conditions. Moreover, lower oil prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil we can produce economically, if any, and, as such, may have a negative impact on the reserves of the fields in which we operate. As result, our financial performance could be materially and adversely affected by declines in oil prices.

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

Our contract with Petroperú S.A. (“Petroperú”) for fuel storage at the South terminal is currently scheduled to expire in August 2019. Moreover, cannot assure you whether or when we will undertake any of the projects that have been awarded to us but for which contract negotiations are ongoing or stalled, in particular the concessions for Via Expresa Sur, with respect to which we recently received a letter from the Municipality of Lima in which the Municipality communicated its desire to cease discussions to relaunch the project.

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

The scarcity of financing, an increase in interest rates or an increase in the security required by financial institutions as collateral may adversely affect the ability or willingness of prospective buyers to purchase our real estate properties. In most cases, the purchasers of our residential or commercial properties finance at least part of the purchase price with mortgage loans. In 2016, 2017 and 2018, approximately 95%, 88% and 92%, respectively, of our residential units were sold to purchasers who received government subsidies to finance the purchase of homes. An increase in interest rates, whether as a result of market conditions or government action or otherwise, may cause a decrease in the demand for our residential and commercial properties and for land development. An increase in interest rates could also increase our own financing costs, which may, in turn, increase the sale price of our projects and adversely affect our business and financial performance.

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

Risks Related to Peru

Economic, social and political developments in Peru could adversely affect our business and financial performance

The substantial majority of our operations are conducted in Peru and depend on economic and political developments in the country. As a result, our business may be materially and adversely affected by economic downturns, currency depreciation, inflation, interest rate fluctuation, government policies, regulation, taxation, social instability, political unrest, drug trafficking, terrorism and other developments in or affecting the country, over which we have no control. In the past, Peru has experienced periods of severe economic recession, large currency devaluation and high inflation. We cannot assure you that Peru will not experience similar adverse economic developments in the future. In addition, Peru has experienced periods of political instability that has included a succession of regimes with differing economic policies and programs. Previous governments have imposed controls on prices, exchange rates, local and foreign investments and international trade, restricted the ability of companies to dismiss employees, expropriated private-sector assets and prohibited the remittance of profits to foreign investors. We cannot assure you that the Peruvian government will continue to pursue open-market policies that stimulate economic growth and social stability.

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

Criminal investigations have been initiated against former presidents Alejandro Toledo, Ollanta Humala, Alan García and Pedro Pablo Kuczynski. On April 17, 2019, former President Alan García committed suicide as prosecutors were preparing to detain him over matters relating to criminal investigations.

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

Fluctuations in the value of the sol could adversely affect financial performance

Fluctuations in the value of the sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, fluctuations in the value of the sol to the U.S. dollar can materially adversely affect our results of operations. In 2018, 32.5% and 55.6% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 63.0% and 23.1% of our costs of sales were denominated in soles and U.S. dollars, respectively. In the past the exchange rate between the sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

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

As a result of reforms initiated in the 1990s, Peruvian inflation decreased significantly from four-digit inflation during the 1980s. The Peruvian economy experienced annual inflation of 3.2% in 2014, 4.4% in 2015, 3.2% in 2016, 1.4% in 2017 and 4.8% in 2018, as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú).

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

A resurgence of terrorism in Peru could adversely affect the Peruvian economy and, as a result, our business and results of operations

In the past, Peru experienced severe terrorist activity that reached its peak of violence against the government and private sector in the late 1980s and early 1990s. In the mid-1990s, terrorist groups suffered significant defeats, including the arrest of leaders, resulting in considerable limitations in their activities. Despite the suppression of terrorist activity, we cannot assure you that a resurgence of terrorism in Peru, or other criminal activity, including drug trafficking, will not occur, or if there is such a resurgence, it will not disrupt the economy of Peru and our business.

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

Risks Related to Chile, Colombia and other Latin American Countries

We face risks related to our operations outside of Peru

Latin American economic, political and social conditions may adversely affect our business. Our financial performance may be significantly affected not only by general economic, political and social conditions in Peru but also in other markets where we operate or intend to operate, including Chile and Colombia. During 2016, 2017 and 2018, approximately 26.5%, 28.0% and 14.2%, respectively, of our revenues on a consolidated basis derived from operations outside of Peru.

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

Risks Related to our ADSs

We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs

Based on the assessment of our internal control over financial reporting as of December 31, 2018, as required by Section 404 of the U.S. Sarbanes Oxley Act of 2002 (“SOX”), management has concluded that, as of such date, our internal control over financial reporting was not effective at the reasonable assurance level due to control deficiencies that constituted material weaknesses. These material weaknesses consisted of:

•

deficiencies in the operational effectiveness of controls over SOX compliance, including those related to determining the subsidiaries to be included in the scope of SOX testing, the review and formal approval of risk and control matrices, the updating and approval of narratives and flowcharts, as well as the monitoring of detected control failures and the implementation of our internal control system over financing reporting;

•

deficiency in formally having an established and documented process for enterprise and fraud risk management, including the implementation of a risk management system that includes a methodology, a process of identification, evaluation and quantification of the risks, a continuous improvement plan and a monitoring and reporting process;

•	deficiencies in the design and operational effectiveness of controls over segregation of duties to help ensure that personnel with potential conflicts were not involved in non-compatible activities;

•

deficiencies in the design and operational effectiveness of the controls established in the accounting closing process with respect to the: (1) preparation and review of the annual and interim consolidated financial statements, (2) review, approval and supporting documentation of certain accounting entries, (3) segregation of duties between preparation and approval of accounting entries, (4) access control to spreadsheets used for manual accounting records in compliance with IFRS disclosures, (5) disclosure of discontinued operations, and (6) complete, accurate and timely provision of information to the accounting department; and

•

deficiencies in the design and operational effectiveness of controls established in the revenue recognition process with respect to the criteria for, and the documentation supporting, the recognition of revenue and the determination of related provisions, including construction contract revenues and contingent revenues.

Certain of these material weaknesses resulted in adjustments to the accounting for revenue and accounts receivable. Additionally, these material weaknesses could result in other misstatements in our financial results and disclosures, which could result in a material misstatement to our annual or interim consolidated financial statements not being prevented or detected. Because of these material weaknesses, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2018, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

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

No shareholder or group of shareholders holds a majority of our common shares

As of the date of this annual report, our former chairman and members of his family beneficially own 13.48% of our outstanding share capital. No shareholder or group of shareholders currently owns a majority of our common shares. In addition, there is no shareholders’ agreement among any of our significant shareholders. Accordingly, no shareholder or group of shareholders may on its own determine the outcome of substantially all matters submitted for a vote to our shareholders. In addition, a new investor or group of investors may in the future seek to acquire a significant stake in, or control of, our company, subject to compliance with Peruvian tender offer requirements which require that a tender offer be made to all shareholders upon, among other matters, acquisition of 25%, 50% and 60% of our voting rights. If a new investor or group of investors acquires a significant stake in, or control of, our company, we cannot assure you that such investor or group of investors will not seek to change how our business is managed.

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

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the New York Stock Exchange, which may limit the protections afforded to investors

We are a foreign private issuer within the meaning of the New York Stock Exchange (“NYSE”) corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Peruvian practices concerning corporate governance and intend to continue to do so. Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

For example, the NYSE listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time our company ceases to be a “controlled company.” Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of independent members on its board of directors. The listing standards for the NYSE also require that U.S. listed companies, at the time they cease to be “controlled companies,” have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Peruvian law, a Peruvian company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. In addition, NYSE rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Peruvian law.

The NYSE’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In July 2002, the Peruvian Securities Commission and a committee comprised of regulatory agencies and associations prepared and published a list of suggested non-mandatory corporate governance guidelines called the “Principles of Good Governance for Peruvian Companies.” Although we have implemented these measures, we are not legally required to comply with the corporate governance guidelines, only disclose whether or not we are in compliance.

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

Graña y Montero has been operating in Peru since 1933 and it is listed on the Lima Stock Exchange since 1997. Set forth below are key highlights in our company’s history:

•

Graña y Montero traces its origins to its predecessor company GRAMONVEL, founded 85 years ago by, and named after, engineers Alejandro Graña Garland, Carlos Montero Bernales and Carlos Graña Elizalde. We began primarily as a construction company.

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

•	In 1996, we reorganized our subsidiaries and founded Graña y Montero, which became the principal shareholder of all our subsidiaries. In 1997, we listed our company on the Lima Stock Exchange.

•	In 1998, our company built Larcomar, a landmark shopping center in Lima that has become a popular tourist destination, which we sold in 2010.

•	In 2003, 2006 and 2007, we were awarded the concessions for the construction, operation and maintenance of the Norvial, Canchaque and Survial toll roads, respectively.

•	In 2007, we also developed the first large-scale affordable housing project in Lima, consisting of 3,400 apartment units and located in the district of El Agustino.

•

In 2011, we acquired 75.0% of CAM, a leading company in the electricity sector based in Chile, and formerly part of the Latin American power generation and distribution company Enersis. In December 2018, our company sold its position in CAM to GDF Suez Energie Services Chile Holding SpA and ENGIE Services Perú S.A.

•	In 2012, we began operating the Lima Metro.

•	In July 2013, we listed our company on the NYSE.

•

In 2012 and 2013, we acquired 74.0% and 6.4%, respectively, of Ingeniería y Construcción Vial y Vives S.A. (“Vial y Vives”), an engineering and construction company specializing in the Chilean mining sector. In August 2013, we acquired 86.0% of DSD Construcciones y Montajes S.A. (“DSD Construcciones y Montajes”), a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sectors in Chile and Latin America. In July 2014, our subsidiary Vial y Vives merged with DSD Construcciones y Montajes to form Vial y Vives-DSD S.A. (“Vial y Vives-DSD”), through our subsidiary GyM Chile SpA, we hold an 86.2% interest in Vial y Vives-DSD. As of the date of this annual report, we hold a 94.5% interest in Vial y Vives-DSD.

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

Graña y Montero, S.A.A. was incorporated in 1996 and is a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. Our principal executive office is located at Avenida Paseo de la República 4667, Lima 34, Peru, and our main telephone number is +511-213-6565. Our website address is www.granaymontero.com.pe. Information contained on, or accessible through, our website is not incorporated in this annual report, and you should not consider any such information part of this annual report. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

For information on our organizational structure, see “Item 4.C. Information on the Company – Organizational Structure.”

For information on our capital expenditures and divestitures, see “Item 5.B. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Capital Expenditures.”

For information on the availability of filings we make electronically with the SEC, see “Item 10H. Additional Information—Documents on Display.”

B.	Business Overview

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2018, and one of the largest publicly-traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2018, with strong complementary businesses in infrastructure and real estate.

With 85 years of operations, we have a long track record of successfully completing the engineering and construction of many of Peru’s landmark private- and public-sector infrastructure projects, such as the Lima International Airport and the Peru LNG gas liquefaction plant, and we believe we have a track record of operational excellence in our markets. We have developed a highly-experienced management team, a talented pool of more than 2,100 engineers and a skilled work force that share our core corporate values of quality, professionalism, reliability and efficiency. As a company listed on the Lima Stock Exchange since 1997 and the NYSE since 2013, we also abide by the highest corporate governance standards in Peru.

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

The tables below show our backlog, revenues and EBITDA from 2014 to 2018.

During 2018, we generated revenues of S/.3,899.5 million (US$1,154 million), EBITDA of S/.557.3 million (US$164.9 million), and net profit of S/.57.4 million (US$17 million) including net loss attributable to controlling interest of S/.83.2 million (US$24.6 million).

Our Strengths

We believe our company’s strengths provide us with significant competitive advantages. Our principal strengths include the following:

Leader in growing markets

We are the largest engineering and construction company in Peru as measured by revenues during 2018, and one of the largest publicly-traded engineering and construction company in Latin America as measured by market capitalization as of December 31, 2018. Peru is undergoing a period of development, with over 4.4% average annual real GDP growth between 2009 and 2018 and significant private and public investments in the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. We have completed some of the most complex and large-scale infrastructure projects in the country, and we believe we are an integral part of Peru’s ongoing transformation with projects that contribute to the overall economic development of the country. We believe our expertise, track record, scale and operational capabilities in Peru position us to take advantage of the country’s favorable economic conditions and growth opportunities. We believe we are also a significant infrastructure concessionaire in Peru and a large apartment building developer in Peru.

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

Complementary lines of business which generate more stable cash flows and create additional business opportunities across our segments

We have expanded our company by developing complementary lines of business, many of which have become leaders in their respective markets. These lines of business create significant business opportunities across our segments, enabling us to capture a greater share of infrastructure spending, and also generate cost synergies. One example is Norvial, a toll road concession operated within our Infrastructure segment. In addition to managing the concession, we used our E&C segment to design and construct the expansion of the highway and, once constructed, we are now using our Infrastructure segment to operate and maintain the highway. In addition to increasing our levels of consolidated activity, many of these lines of business enable us to achieve more stable cash flows through medium and long-term client service contracts and concessions, which counter in part the cyclicality of the engineering and construction business.

Significant backlog

Our backlog amounted to US$1,257.2 million as of December 31, 2018. We believe that our backlog, which as of December 31, 2018 represented approximately 1.09x of our related 2018 revenues, provides visibility as to our potential for growth in the coming years, although backlog may not always be an accurate indicator of future revenues. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.” Moreover, we believe our backlog is strategically targeted to our key end-markets such as mining, infrastructure, power, energy and real estate. Approximately 64.9% of our backlog as of December 31, 2018 is comprised of contracts with the private sector. Furthermore, we continuously evaluate bidding on contracts arising from the significant ongoing private and public investments in Latin America.

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

Highly experienced management, talented engineers and skilled workforce, with shared core corporate values

Our senior management team has an average tenure within our company of approximately 10 years. We motivate our management through performance-based compensation, which align their interests with those of our shareholders. In addition, through our efforts to attract, train and retain our workforce, we have built a talented team of employees, including more than 2,100 engineers. We also have access to a network of approximately 132,000 manual laborers throughout Peru that can supplement our workforce when required by our construction pipeline. Thanks to our extensive and talented team, we have the capability and scale to undertake large and complex projects in Peru and elsewhere.

We have developed a strong corporate culture based on principles of high quality, professionalism, reliability and efficiency, as well as compliance. We safeguard the health and safety of our collaborators and of all the persons participating in our operations and services. To that end, we provide safe work conditions, we manage risks in a timely manner and we promote a culture of prevention, starting from the leadership and commitment of our senior management. In 2018, we had an accident incidence rate of 0.32, calculated over 200,000 hours worked.

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

Engineering and Construction

Our E&C segment has an 85-year track record and is one of the most well-known engineering and construction groups in Peru, undertaking a broad range of activities relating to: engineering; civil construction; electromechanic construction and building construction. We provide E&C services for a diverse range of end-markets, focusing on the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. The following chart sets forth our 2018 revenues by end-market.

2018 E&C Revenues by End-Market

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

Although we primarily undertake engineering and construction projects in Peru, our clients often ask us to undertake the engineering and construction of large and complex projects in other countries, such as Mexico, the Dominican Republic, Bolivia, Panama and Chile. As a result, we have developed extensive experience executing projects throughout Latin America. To further capitalize on our capabilities and expertise, we have expanded our activities into other key markets, such as Chile and Colombia, which have been benefitting from high levels of investment and are aligned with our areas of strategic focus. In 2018, approximately US$160.5 million (S/.542.1 million) of our E&C revenues were derived from international projects outside of Peru.

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

Given the prevalence of mining operations in our principal markets—Peru has projected investment flows of approximately US$18.7 billion (S/.63.19 billion) between 2018 and 2021, according to the Peruvian Ministry of Energy and Mines and the Ministry of Economy and Finance—we have significant expertise with respect to specialized engineering and construction services for the mining sector. As a result, we believe we are one of the leading mining construction companies in Latin America and we leverage this expertise both within our principal markets as well as to selectively undertake complex projects across the region.

The table below sets forth selected financial information for our E&C business segment.

	As of and for the year ended December 31,
	2016(1)		2017		2018		2018
	(in millions of S/., except as indicated)						(in millions of US$)(2)
Revenues	2,936.8		2,331.9		1,960.9		580.3
Net profit	(93.4)		12.4		(85.4)		(25.3)
Net profit (loss) attributable to controlling	(87.7)		12.1		(86.9)		(25.7)
EBITDA	19.3		120.0		19.2		5.7
EBITDA margin	0.7%		5.1%		1.0%		1.0%
Backlog (in millions of US$)(3)	1,157.6		772.5		782.6		782.6
Backlog/revenues ratio(3)	1.3	x	1.1	x	1.3	x	1.3	x

(1)

For the effects on our results of operations and backlog for 2016 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and notes 5.1(e), 19(i),19(ii) and 16 to our audited annual financial statements included in this annual report.

(2)	Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.
(3)

For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

Principal Engineering and Construction Activities

The following chart sets forth our 2018 revenues by E&C activity.

2018 E&C Revenues by Activities

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

Other Services

The other services we provide include procurement services, maintenance of plants and industrial facilities and rental of construction equipment.

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

•	in 2017, construction of a 20-story residential building on the Pezet Avenue of Lima;

•	in 2017, construction of a pavillion at the Universidad del Pacifico, Peru;

•	in 2017, construction of a multi-use hall at the Universidad ESAN in Peru;

•	in 2018, construction and rehabilitation of an expressway known as Línea Amarilla for Vinci;

•	in 2018, construction and design of the Talbot project, a luxury business complex consisting of offices and a hotel with state-of-the-art technology in Lima; and

•	in 2018, execution of civil works and assembly of structures for the wet area of the Toquepala mine in Southern Peru.

We currently have a diversified portfolio of ongoing projects, on our own or through majority or minority interests in joint operations, in a wide range of sectors in Peru and the other countries where we operate, including the following:

•	assembly of equipment and installation of pipelines, electricity and instrumentation for the wet area of Toquepala mine’s unit expansion, which is scheduled to be completed in May 2019;

•	execution of civil works in the Quellaveco mine for AngloAmerican, which is scheduled to be completed in July 2019;

•	execution of complementary works for the auxiliary units of the Talara refinery for Cobra Perú (three contracts), which is scheduled to be completed during the second half of 2020;

•	expansion works in the Aceros Arequipa plant for Aceros Arequipa Corporation, which is scheduled to be completed in August 2019; and

•	execution of electromechanical and civil works in the construction of the Mina Justa mine for Marcobre, which is scheduled to be completed in May 2020.

Clients

We believe that we have developed long-term relationships with many clients as a result of our performance over the years and are focused on the successful and on-time execution of complex projects, through our “deliver before deadline” and “lean construction” initiatives. Our extensive experience of operational excellence has allowed us to gain deep market knowledge and expertise, which help us better serve our clients. The principal clients of our E&C segment include renowned domestic and multinational mining, power, oil and gas, transportation and infrastructure development companies, such as AngloAmerican, Southern Peru, Cobra Perú, Marcobre and Corporación Aceros Arequipa, Compañía Minera TECK Quebrada Blanca S.A., Minera Spence S.A., ENAP Refinerías and Minera Escondida LTDA, among others.

Project Selection and Bidding

We win new engineering and construction contracts through private and public bidding processes or direct negotiation, from a variety of sources, including potential client requests, proposals from existing or former clients, opportunities sought by our commercial team and from requests by the Peruvian government. Approximately 82.5% of our 2018 revenues came from private-sector contracts. The Peruvian government and its agencies typically award construction contracts through a public bidding process conducted in accordance with the Peruvian State Contracting Law (Ley de Contrataciones del Estado). In the private sector, in addition to obtaining new projects, another important source of revenue involves increases in the scope of work to be performed in connection with already existing projects. These arrangements are typically negotiated directly with the client, often during the course of the work we are already performing for that client.

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

Despite the budgeting risks generally associated with engineering and construction contracts, our management believes that our experience generally allows us to estimate our project costs accurately. Our project management teams also periodically review project budgets for inconsistencies between budgeted and actual costs in order to recover for cost variations through contract renegotiation. Budgeting risks are also mitigated through advance payments. Considering that we receive advance payments for most of our E&C contracts, our E&C projects typically do not require significant working capital investment. Our E&C segment secures financing primarily to purchase machinery and equipment for our construction services.

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

Competition

We generally compete with some of the largest contractors in Peru and the other countries where we operate. Because the E&C sector is highly competitive, the markets served by our business generally require substantial resources and highly-skilled and experienced technical personnel. The principal competitors of our E&C segment include local companies such as Besalco S.A., Cosapi S.A., San Martín Contratistas Generales, ICCGSA, JJC Contratistas Generales S.A., and international companies such as Techint S.A.C., SSK Montajes e Instalaciones S.A.C., Skanska del Perú S.A., Mota-Engil Peru S.A., Salfacorp S.A., OHL, Acciona, Astaldi, Grupo FCC, Ismocol, Termotecnica, Masa, Thiess, Redpath, among others. For certain projects, due to the size of the project, expertise required and other factors, we may choose to partner with our competitors, including the aforementioned companies.

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

The table below sets forth selected financial information for our Infrastructure business segment.

	As of and for the year ended December 31,
	2016		2017		2018		2018
	(in millions of S/., except as indicated)						(in millions of US$)(1)
Revenues	1,174.8		1,447.9		1,883.3		557.3
Net profit	98.3		129.3		184.0		54.5
Net profit attributable to controlling	74.4		103.8		152.3		45.1
EBITDA	237.8		300.9		411.5		121.8
EBITDA margin	20.2%		20.8%		21.8%		21.8%
Backlog (in millions of US$)(2)	519.0		544.8		520.8		520.8
Backlog/revenues ratio(2)	1.5	x	1.2	x	0.9	x	0.9	x

(1)	Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.
(2)

For more information on our backlog, see “—Backlog.” Does not include our Norvial toll road concession or our Energy line of business and our jointly. Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. Includes revenues only for businesses included in backlog.

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

The following table shows selected information about our current concessions and long-term contracts as of December 31, 2018.

Project	Year Granted	Initiated Operations	Expiration	Characteristics	% Owned by Us	Status
Toll Roads:
Norvial(1)	2003	2003	2028	183 km	67.0%	Operating
Survial	2007	2008	2032	750 km	99.9%	Operating
Canchaque	2006	2010	2025	78 km	99.9%	Operating
Mass Transit:
Lima Metro	2011	2012	2041	33.1 km	75.0%	Operating

Project	Year Granted	Initiated Operations	Expiration	Characteristics	% Owned by Us	Status
Water Treatment:
La Chira	2010	June 2016	2037	Avg. treatment capacity of 6.3 m3/sec (expected)	50.0%	Operating
Energy:
Oil Production (2) Block I	1995	1995	2021	Avg. daily production of 727 bbl (2018)	100.0%	Operating
Block V	1993	1993	2023	Avg. daily production of 107 bbl (2018)	100.0%	Operating
Block III	2015	2015	2045	Avg. daily production of 712 bbl (2018)	100.0%	Operating
Block IV	2015	2015	2045	Avg. daily production of 1,898 bbl (2018)	100.0%	Operating
Gas Processing(3)	2006	2006	N/A	Avg. daily processing capacity of 44 MMcf (2018)	100.0%	Operating
North and Central Fuel Terminals	2014	2014	2034	Aggregate storage capacity of 2.2 MMbbl	50.0%	Operating
South Fuel Terminals	1997	1998	August 2019	Aggregate storage capacity of 1.4 MMbbl	50.0%	Operating

(1)

In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. Our company continues to possess 67% of voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns the remaining 33.0%.

(2)	Percentages owned in Energy reflect GMP’s ownership. We own 95% of GMP.
(3)	We own a gas processing plant and have a long-term delivery and gas processing contract with Enel Generación Piura S.A.

Additionally, the Chavimochic concession was awarded in 2013 for the design, construction, operation and maintenance of major hydraulic works in northern Peru. Affiliates of Odebrecht own 73.5% of the Chavimochic consortium, with the remaining 26.5% stake held by us. The second phase of the hydraulic works project has not begun as a result of the government’s failure to deliver the required lands for the project. Chavimochic is currently in discussions with the government in relation to the future of the project.

On November 11, 2013, we entered into a memorandum of understanding with Canada Pension Plan Investment Board (“CPPIB”), to create an alliance regarding a partnership to invest in infrastructure projects in Latin America, mainly Peru, Chile and Colombia. This alliance is non-exclusive and investments will be determined on a case-by-case basis. In December 2014, we undertook our first large investment with CPPIB, by formalizing an agreement with Enagás (as defined below) and CPPIB whereby we acquired 51% of Tecgas and owner of 100% of the shares of COGA, the current operator of TGP, while Enagás acquired 30% and CPPIB maintained 19% of the participation. COGA is dedicated to the management, operation, maintenance, and integrity management of transport and distribution hydrocarbon pipelines and installations as well as industrial plants and ancillary installations. COGA operates and maintains more than 1,430km of pipelines, one compression plant with 72,000 horse power and four pump stations with 19,200 horse power each. COGA operates two pipelines: one which is 730 km and transports natural gas (GN) with a 1,275 MM cubic feet per day capacity; and the other one which is 530 km and transports natural gas liquids (NGL) with a 130,000 barrels per day capacity. Both pipelines run from Cusco to Ayacucho and Huancavelica, with the GN pipeline extending to Lurin and the NGL pipeline continuing to the Pisco fractionation plant. As this is a joint operation, we do not include the results of our COGA venture in our consolidated results under our Infrastructure segment. On April 24, 2017, we sold our interest in COGA.

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

	For the year ended December 31,
	2016	2017	2018	2018
	(in millions of S/.)			(in millions of US$)(1)
Revenues	264.4	263.8	280.8	83.1
EBITDA	76.8	91.1	102.3	31.5
EBITDA margin	29.0%	34.5%	36.4%	36.4%

(1)	Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.

The charts below set forth the breakdown of our revenues and EBITDA from our toll road concessions for 2018.

Norvial

Under our Norvial concession, we operate and maintain part of the only major highway that connects Lima to the northwest of Peru. This 183-km road, known as Red Vial 5, runs from the cities of Ancón to Pativilca and has three toll stations. The concession was awarded to Norvial in 2003 for a 25-year term. In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. Our company continues to possess 67% of voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns the remaining 33.0%.

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

Our obligations under the concession include expanding the already existing road by, among other things, adding two additional lanes. The first stage of construction was completed in 2008, and the second stage commenced in the second quarter of 2014 and is expected to be completed by October 2019. We estimate that our capital investment for the second stage will be approximately US$95 million (S/.319.2 million).

Unlike other toll roads in Peru, Norvial charges toll fees in both directions. Our road is highly transited both by heavy vehicles, primarily for the purpose of transporting goods, and also by passenger vehicles, which typically use the road to access tourist destinations. The following table sets forth average daily traffic volume and average toll fees charged for vehicle equivalents in respect to the Norvial toll road concession for 2016, 2017 and 2018.

	For the year ended December 31,
	2016	2017	2018
Average daily traffic by vehicle equivalents(1)	24.140	24.965	26.095
Average toll fee charged for vehicle equivalents (in S/.)	14.3	14.76	15.22

(1)

Each automobile is counted as one equivalent vehicle and commercial vehicles (such as trucks or buses) represent the number of equivalent vehicles equal to the ratio between the toll rate applicable to commercial vehicles and that which is applicable to one automobile.

The table below sets forth selected financial information relating to Norvial.

	For the year ended December 31,
	2016	2017	2018	2018
	(in millions of S/.)			(in millions of US$)(1)
Revenues	216.3	149.5	163.1	48.3
Net profit	47.3	49.4	17.2	5.1
EBITDA	77.7	81.4	87.8	26.0
EBITDA margin	35.9%	54.5%	53.8%	53.8%

(1)	Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.

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

Our revenue from this concession consists of an annual fee paid to Survial by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of maintenance required due to road damages. In 2016, 2017 and 2018 the fee amounted to US$8.1 million (S/.27.2 million), US$28.4 million (S/.92.2 million) and US$8.4 million (S/.28.3 million), respectively. Our revenue in this concession does not depend on traffic volume.

Additional revenues of the concession are generated from the execution of additional works, work we perform as a result of catastrophic events and emergency maintenance. These revenues are billed when approval is received from the grantor and/or the regulator of the work in progress. In 2016, 2017 and 2018, the additional revenues amounted to US$0.6 million (S/.2.2 million), US$0.04 million (S/.0.1 million) and US$15.8 million (S/.53.6 million), respectively.

Canchaque

Under our Canchaque concession, we operate and maintain a 78 km road from the towns of Buenos Aires to Canchaque, in Peru. The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15- year term. We own 99.9% of Canchaque. Our obligations under the concession include the construction of the road, which was completed in 2009. Our revenue from this concession consists of an annual fee paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of road maintenance required due to road wear and tear. In 2016, 2017 and 2018, the fee amounted to US$2.5 million (S/.8.4 million), US$5.1 million (S/.16.5 million) and US$7.7 million (S/.26.1 million), respectively. Our revenue in this concession does not depend on traffic volume.

The significant variation in 2018 was due to an additional disbursement by the Ministry of Transport and Communications of US$5.4 million for maintenance.

Additional revenues of the concession are generated from the execution of additional works, work we perform as a result of catastrophic events and emergency maintenance. These revenues are billed when approval is received from the grantor and/or the regulator of the work in progress. In 2016, 2017 and 2018, the additional revenues amounted to US$0.09 million (S/.0.30 million), US$0.32 million (S/.1.0 million) and US$1.7 million (S/.6.0 million), respectively.

Additional Toll Road Projects

We continuously evaluate infrastructure projects and strategically present public-private partnership proposals and participate in bidding processes for road concessions. In 2012 we were awarded, and in 2013 we signed the contract for, a 40-year concession for the 4.6 km Vía Expresa Sur, one of the main roads in Lima, which crosses the city from north to south. The road will connect downtown Lima to Panamericana Sur, a highway that runs from Ecuador to Chile. Our estimate of the total investment under the concession, as submitted in our bid, is approximately US$200 million (S/.672 million). Such investment will be made during the construction phase, which was originally to be completed in 2018. Our revenue will derive from the collection of a toll fee upon completion of the construction. The concession is expected to generate a minimum annual revenue of US$18 million (S/.60.5 million) during the first two years of the concession term, US$19.6 million (S/.65.9 million) for the third year. If in a particular year, our annual revenue is lower than the minimum guaranteed, we expect the government to compensate us for the difference, up to an amount not to exceed US$10 million (S/.33.6 million). The beginning of the construction phase is subject to expropriation by the government of the land necessary for the construction of the road. Moreover, in June of 2017, we signed Initial and Additional Acts of Suspension of the Concession with the Municipality of Lima to freeze the responsibilities of the government, on the one hand, and the concessionaire, on the other hand, with respect to the concession until June 2019. The concessionaire continues to act as custodian of certain assets of which it had taken possession and continues to maintain certain performance guaranties in connection with the concession. The government and the concessionaire have agreed to meet and coordinate aspects of the project, with the goal of resuming operations. However, with respect to the concession for Via Expresa Sur, we recently received a letter from the Municipality of Lima in which the Municipality communicated its desire to cease discussions to relaunch the project. We cannot assure you that this concession contract will be resumed.

A joint operation in which we have a 50% interest has been awarded, and is in the process of negotiating the terms for, a 37-year concession for Via Expresa Javier Prado, a 20 km toll road that crosses Lima from east to west, traversing through eight districts. According to estimates from the Municipality of Lima, the total investment in the concession is expected to amount to approximately US$700 million (S/.2,352 million). Such investment will be made during the construction phase which is expected to take between five to seven years. Our revenue will derive from the collection of a toll fee upon completion of the construction. This concession was awarded to the joint operation at the end of the 1990s and negotiations were discontinued but were resumed in 2012. A project contract was approved by the City of Lima’s Council in November 2013 and was submitted to the Peruvian Ministry of Economy and Finance, which requested additional studies prior to approving the project. Subsequently, on July 26, 2017, the Municipality of Lima signed an agreement that annulled the granting of the concession. Our company has initiated legal action in Peru against such decision, and the Municipality of Lima responded, but a decision remains pending. A preliminary injunction is pending that would prevent the Municipality of Lima from granting the concession to another party. We cannot assure you that our position in these proceedings will prevail, nor can we assure you if or when the concession contracts will be agreed or whether the contractual terms will be favorable to us.

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

As compensation for the investments of the expansion project, we are entitled to receive from the Ministry of Transportation and Communication, an advance payment of 30% of each investment component as well as the balance of 70% of each investment component compensated through an annual payment for complementary investments (pago annual por inversiones complementarias), which represents the unconditional and irrevocable right to receive a series of 56 quarterly payments from the Ministry of Transportation and Communication. In 2016 we received the advance payment of the trains and cars, and in the third quarter of 2017 we received the advance payment corresponding to the infrastructure expansion.

The construction of the first and second stretches of Line One was carried out by our E&C segment. The operation and maintenance of the trains is carried out by our subsidiary Concar. The map below shows the route of Line One.

As of December 31, 2018, GyM Ferrovías had spent a total of S/.8.3 million (US$2.5 million) in capital expenditures in connection with the Lima Metro.

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

As of April 8, 2019, we operated 44 trains (including four backup trains), which we expect to enable us to travel 4,811,779.65 kilometers per year. The average frequency of the trains is 3 to 6 minutes, depending on the schedule and the fee per kilometer traveled is, for our original 24 trains, S/.81.43, and for our 20 newer trains, S/.53.19.

Pursuant to the concession, we must comply with certain requirements in the operation of the trains. According to the concession, at least 95% of our trains must be running and available for use and not less than 85% of our trains that are available for use must arrive to destination on scheduled time. The table below shows our monthly average results during 2018.

Availability
101.00%
100.00%
99.00%
98.00%
97.00%
96.00%
95.00%
94.00%
93.00%
92.00%
99.95%
99.97%
99.98%
98.67%
99.78%
99.99%
99.99%
99.98%
99.64%
96.78%
99.98%
98.74%
January
February
March
April
May
June
July
August
September
October
November
December
Availability
Availability Limits

Consistency
100.00%
95.00%
90.00%
85.00%
80.00%
75.00%
70.00%
96.46%
97.29%
97.32%
96.68%
96.83%
96.50%
95.26%
94.00%
88.26%
79.33%
90.04%
87.99%
January
February
March
April
May
June
July
August
September
October
November
December
Regularity
Regularity Limits

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

La Chira’s total investment in the concession was S/.250 million (US$74.4 million). La Chira is entitled to collect (i) an annual payment for the investment made in the construction of the project for an amount of S/.24.2 million (approximately US$7.1 million), and (ii) and annual payment for the operation and maintenance of the project for an amount of S/.6.8 million. These fees are paid by Sedapal S.A., the public utility company responsible for the supervision of the water service in Lima, for a period of 25 years. We funded our construction costs related to La Chira through the sale of government certificates to financial institutions, and, as a result, will not receive future cash flows from item (i). See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Infrastructure.” A joint operation in which our E&C segment participates is undertaking the construction of the waste water treatment plant.

Energy

We currently operate three energy businesses within our Infrastructure segment: Exploration and Production; Natural Gas; and Transport and Distribution. We operate and extract oil from four onshore fields (Block I, Block III, Block IV and Block V) located in the provinces of Talara and Paita in northern Peru. We have two long-term hydrocarbon extraction service contracts with Perupetro, the Peruvian entity responsible for the administration and supervision of all exploration and production contracts in Peru, under which we operate two oil producing fields, Blocks I and V. In addition, we have two long-term license contracts with Perupetro, a state-owned oil and gas company, for two other blocks, Block III and IV, which started operations in April 2015; oil production from these blocks is sold to Petroperú. During 2018, the oil production of our four blocks was approximately 3,654 bbl per day. We also own and operate a natural gas processing plant located in northern Peru, which processes and fractions natural gas liquids and delivers dry gas to a gas-fired power generation company under a long-term processing and fractionation agreement. In addition, we are a 50% partner in two consortiums named Consorcio Terminales (CT) and Terminales del Peru (TP) both of which have contract with Petroperú, to operate and maintain ten fuel storage terminals.

In addition, we are a 50% partner in Oil Tanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named Terminal Marino Pisco Camisea under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. Additionally, through OTAS, we are also a 25% partner in Logística Químicos del Sur S.A. (“LQS”), which operates the Terminal de Químicos de Matarani and which dispatched 53,656 tonnes of sodium hydrosulfide for international mining companies in 2018.

The table below sets forth selected financial information relating to our Energy line of business.

	For the year ended December 31,
	2016	2017	2018	2018
	(in millions of S/.)			(in millions of US$)(1)
Revenues	382.2	436.9	560.5	165.9
Net Profit	12.0	38.1	65.0	19.2
EBITDA	99.5	142.1	178.9	52.9
EBITDA margin	26.0%	32.5%	31.9%	31.9%

(1)	Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.

The pie charts below set forth the breakdown of our revenues and EBITDA from our Energy line of business for 2018.

Oil and Gas Production

We operate and extract oil from four mature fields (Blocks I, III, IV and V) located in the provinces of Talara and Paita in northern Peru. Two of these fields, Blocks I and V, are operated under long-term service contracts under which we provide hydrocarbon extraction services to Perupetro. Hydrocarbons extracted from these two blocks belong to Perupetro, which in turn pays us, once a month, a variable fee per barrel of extracted hydrocarbons. This extraction fee is based on a basket of international crude prices and the level of production. The other two fields, Blocks III and IV, are operated under long-term license contracts with Perupetro. The hydrocarbons extracted are owned by our subsidiary GMP, which in turn pays royalties, on a fortnightly basis, to Perupetro, based on the average prices of three international crude oil prices: Fortis, Suez Blend and Oman Blend crudes. Our activities are focused on proved reserves development and production and are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, approximately 96 years in the case of Block III, approximately 95 years in the case of Block IV, and over 50 years in the case of Block V. We believe our activities in these fields bear limited exploration risk.

The following table shows selected information about our fields.

Property	Basin	GMP’s Ownership	Expiration	Developed Acres	Undeveloped Acres
Block I	Talara	100%	2021	25,154	4,110
Block III	Talara	100%	2045	7,475	80,986
Block IV	Talara	100%	2045	8,400	64,550
Block V	Talara	100%	2023	6,320	2,220

Block I:

We operate and extract oil and natural gas from Block I under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in December 2021. Average daily production during 2018 was 720 barrels of crude oil. We operate 212 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in fiscalization point close to the Talara refinery. The field is located in the province of Talara, department of Piura, in northern Peru, approximately five miles from the Talara refinery, the second largest refinery in the country. Block I is the oldest oil producing field in Peru and has been producing oil since around 1890.

Block III:

We operate and extract oil and natural gas from Block III under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2018 was 756 barrels of crude oil. We operate 166 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in a fiscalization point close to the Talara refinery, which purchases the oil according to a contract based on an average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, as adjusted by certain factors. The field is located between the provinces of Talara and Paita, department of Piura, in northern Peru, approximately 21 miles from the Talara refinery.

Block IV:

We operate and extract oil and natural gas from Block IV under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2018 was 2,069 barrels of crude oil. We operate 284 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in a fiscalization point close to the Talara refinery, which purchases the oil according to a contract based on an average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, adjusted for costs related to hydrocarbon transportation. The field is located in the province of Talara, department of Piura, in northern Peru, approximately 21 miles from the Talara refinery.

Block V:

We operate and extract oil and natural gas from Block V under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in October 2023. Average daily production during 2018 in this field was 109 barrels of crude oil. We operate 41 wells in this field using various oil extraction systems. The Block V field is located in the province of Los Órganos, department of Piura, Peru, close to the border with Ecuador. Block V has been producing oil since the 1950s.

The map below shows the geographic location of our oil producing blocks in northern Peru.

For Block I and Block V, we are entitled to a variable fee paid by Perupetro, which is based on the level of production of each field and a price formula that is based on an average price of three international crude oil prices: Fortis blend, Suez blend and Oman crudes, and a discount over this price of approximately of 72% per barrel. For Block III and Block IV, we pay royalties to Perupetro based on an average price of three international crude oil prices: Fortis blend, Suez blend and Oman crudes. The royalties paid to Perupetro were US$18.79 per barrel during 2017 and US$23.17 per barrel during 2018.

During 2016, 2017 and 2018, we received an average revenue (for all blocks) of US$38.55, US$49.19 and US$52.38, respectively, per barrel of extracted oil, which was equivalent to approximately 88.52%, 91.84% and 73.72%, respectively, of average Brent crude oil prices in the same years. We are not committed to provide a fixed volume of oil or natural gas under our four contracts.

We produce natural gas as a byproduct of the production of crude oil (an average of 6,196 MMcf per day during 2018). In Block I, we provide natural gas to ENEL under a “take or pay” contract (an average of 5,332 MMcf per day during 2018), and we pay to Perupetro a fee which varies depending on market conditions. The additional volume of natural gas extracted is sent to our Pariñas plant to be processed and commercialized as liquid natural gas. In Block V, we reinject the natural gas produced back into the wells. In Block III, we use part of the produced gas as fuel to operate wells equipment (pumping units) and we are looking for a market to sell the excess. In Block IV, we also use a volume of gas as fuel and the residual volume is burnt. Our revenues for the sale of natural gas are not material relative to our oil production revenues.

Estimated Proved Reserves:

The following table sets forth estimated proved crude oil and natural gas reserves in Blocks I, III, IV and V as of December 31, 2018. We have only included estimates of proved and have not included any estimates of probable and possible reserves.

	Crude Oil (Mbbl)	Natural Gas (MMcf)	Crude Oil Equivalents (MBoe)
Block I:
Proved developed producing	722	7,761	2,101
Proved developed non—producing	—	—	—
Proved undeveloped	—	—	—
Total proved reserves	722	7,761	2,101
Block III:
Proved developed producing	2,519	—	2,519
Proved developed non—producing	22	—	22
Proved undeveloped	11,795	—	11,795
Total proved reserves	14,337	—	14,337
Block IV:
Proved developed producing	6,365	12,008	8,499

	Crude Oil (Mbbl)	Natural Gas (MMcf)	Crude Oil Equivalents (MBoe)
Proved developed non—producing	70	71	82
Proved undeveloped	5,787	13,767	8,234
Total proved reserves	12,221	25,845	16,815
Block V:
Proved developed producing	213	—	213
Proved developed non—producing	—	—	—
Proved undeveloped	—	—	—
Total proved reserves	213	—	213
Total:
Proved developed producing	9,820	19,768	13,333
Proved developed non—producing	92	71	105
Proved undeveloped	17,582	13,767	20,029
Total proved reserves	27,494	33,606	33,467

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

Reserve amounts were based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent crude price for each month in the period January through December 2018, which, pursuant to our contractual agreements, resulted in average oil and gas prices of US$69.69 per barrel and US$3.73 MMcf, respectively, that for the purpose of reserve amount estimation were assumed to remain constant.

Proved undeveloped reserves in the fields as of December 31, 2018 were 20,029 MBoe, consisting of 17,582 MBbl of crude oil and 2,447 Mboe (13,767 MMcf) of natural gas. We estimate that during 2018 proved undeveloped reserves increased by 1,329 Mboe of crude oil, approximately 1,663 Mboe of proved undeveloped reserves of crude oil were converted into proved developed reserves, and an additional 817 Mboe of crude oil of probable and possible reserves were converted into proved developed reserves. Capital expenditures made during 2018, for both drilling activities and workovers, to convert undeveloped reserves to proved developed reserves amounted to approximately US$21.4 million (S/.72.3 million).

The principal changes in proved undeveloped reserves during 2018 were:

•	Crude oil reserves: proved undeveloped crude oil reserves decreased 250 Mbbl during 2018, as follows:

•	an increase of 1,189 MBbl due to a drilling campaign in Block IV and a decrease of 194 MBbl due to a revision of type curve in Block III; and

•	a decrease of 1,246 MBbl due to proved undeveloped reserves that were converted into proved developed reserves in Block IV.

•	Associated natural gas reserves increased 4,594 Mboe (25,845 MMcf) during 2018, as follows:

•

recategorized from resources to reserves due to the development of a project to transport gas from Block IV to our gas processing plant, which remains in progress: 12,078 MMcf as proved developed and 13,767 MMcf as proved undeveloped reserves.

For changes in proved developed and undeveloped reserves from December 31, 2017 to December 31, 2018, see supplementary data (unaudited) annexed to our audited annual consolidated financial statements included in this annual report.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process:

The reserves estimates shown in this annual report have been prepared internally by our engineers in accordance with the definitions and guidelines of the SEC. Our reserves are estimated at the property level and compiled by our engineering staff. Our engineering staff interacts with our internal staff of operations engineers and geoscience professionals and with accounting employees to obtain the necessary data for the reserves estimation process. Our reservoir engineers and geoscience professionals have worked to ensure the integrity, accuracy and timeliness of the data, methods and assumptions used in the preparation of the reserves estimates. Mr. Luis Huaranga and Javier Portuguez are our Reservoir Engineers. The reserves estimate report was submitted to our Committee of Reserves, which is formed by Mr. Anthony Alfaro (Exploration and Production Manager), Mr. Iván Miranda (Exploration and Production Technical Manager), Mr. Jose Pisconte Lomas (Chief of Geology), and Mr. Manuel Gomez (Chief of Reservoir Engineering). Mr. Huaranga holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 22 years of experience, developed as a reservoir engineer at Pluspetrol, Petrobras, and Repsol. He has been working for GMP since September 2016. Mr. Portuguez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 25 years of experience, developed as a production and reservoir engineer at Mercantile and Interoil Peru. Mr. Gomez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 11 years of experience, most of it as drilling, completion, stimulation, and reservoir engineer. Mr. Pisconte Lomas, holds a Geologist Engineering degree and a Regional Geology Master’s degree from Universidad Nacional Mayor de San Marcos and has 26 years of experience in the oil industry. Mr. Miranda holds a degree in Petroleum Engineering from Universidad Nacional de Ingeniería in Lima and a Petroleum Engineering Master’s degree from Texas A&M University of Texas—USA, and has 34 years of experience in the oil industry developed at Petroperu, Unipetro ABC, and GMP. Mr. Alfaro holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru, Master´s degree in Business Administration from Universidad Rafael Belloso Chacin in Maracaibo, Venezuela, a Master´s degree in Projects Management an Administration from Universidad de Ciencias Aplicadas in Lima, Peru and has 29 years of experience developed at Petroperu, Perez Companc Peru and Argentina, Petrobras Venezuela and Peru, Grupo Synergy E&P Ecuador, and GMP.

Production, Revenues, Prices and Costs:

The following table sets forth information regarding our production, revenues, prices and production costs for 2016, 2017 and 2018.

	For the year ended December 31,
	2016	2017	2018
Production volumes(1):
Crude oil (Mbbl)
Block I	381.3	310.9	262.8
Block III	347.7	267.8	275.8
Block IV	232.7	530.9	755.9
Block V	46.9	3.2	39.9

Total (crude oil Mbbl)	1,008.60	1,145.8	1334.4
Natural gas (MMcf)
Block I	2,025.8	2,979.0	2,228.8
Block III		—	—
Block IV		—	—
Block V		—	—

Total (natural gas MMcf)	2,025.8	2,979.0	2,228.8
Crude oil equivalents (Mboe)	360.1	529.5	396.2

Total Company	1,368.7	1,675.3	1,730.6
Average sales prices(2):
Crude oil (US$/bbl)	38.48	49.81	64.72
Natural Gas (US$/Mcf)	1.53	4.07	4.52
Crude oil equivalents (US$/boe)	30.62	41.95	55.64
Costs and expenses(2):
Production expenses (US$/boe)	10.08	17.35	18.11
Royalties (US$/boe)	5.4	9.27	17.80
General and administrative expenses (US$/boe)	2.09	2.02	2.37
Depreciation, depletion, amortization and accretion expenses (US$/boe)	12.58	8.99	10.19

(1)

Hydrocarbons extracted from Blocks I and V belong to Perupetro, which in turns pays us a per barrel fee for extracted hydrocarbons. Hydrocarbons extracted from Blocks III and IV belong to GMP, which in turn pays Perupetro a royalty as per the extracted hydrocarbons.

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

Acreage, Productive and Development Wells, Drilling:

The following table sets forth certain information regarding the total developed and undeveloped acreage as of December 31, 2018.

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

As of December 31, 2018, we had a total of 703 producing wells. Our wells are oil wells, many of which also produce natural gas. We do not have interests in wells that only produce natural gas The following table shows the number of development and exploratory wells drilled during 2016, 2017 and 2018 in Blocks I, III, IV and V.

	For the year ended December 31,
	2016	2017	2018
Development Wells
Productive	11	22	33
Dry	—	—	—

Total	11	22	33
Exploratory Wells
Productive	—	1	—
Dry	—	—	1

Total	—	1	1

During 2016, 2017 and 2018 we invested US$5.4 million (S/.18.1 million), US$16.5 million (S/.53.6 million) and US$20.2 (S/.68.4), respectively, in drilling activities. During 2018, we drilled a total of 33 wells in Block IV (all of them are productive wells) and one exploratory well in Block III (dry well).

Under the terms of our agreements with Perupetro, at the time the contract terminates, we are required to close non-producing wells that we have drilled. As of December 31, 2018, we estimated that we will be required to close 62 wells in Block I in December 2021 and 6 wells in Block V in October 2023, 40 wells in Block III and 50 wells in Block IV in December 2045. We have created a provision in our financial statements for the costs relating to those well closings. See notes 5.1(d) and 18(d) to our audited annual consolidated financial statements included in this annual report.

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

Our gas processing plant has the capacity to process up to 44 MMcf per day. We processed 33.19 MMcf per day during 2016, 30.57 MMcf per day during 2017 and 30.12 MMcf per day during 2018. Approximately 83% of the volume processed by our gas processing plant depends on the gas volumes provided by Enel Generación Piura for processing and use on its gas-fired turbines. These volumes vary per month and depend upon the power dispatch curve of Enel Generación Piura among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by Enel Generación Piura are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher. Approximately 10% of the volume processed by our gas processing plant depends on the volumes of gas extracted by GMP in Block I and 7% on the gas provided by CNPC, which we process and commercialize as liquid natural gas.

Fuel Storage Terminals

We are a 50% partner in Consorcio Terminales with a Peruvian affiliate of Oiltanking GmbH, one of the world’s largest operators of independent terminals for bulk liquid storage. Consorcio Terminales had a contract with Petroperú to operate the North and South Fuel Terminals in Peru, which expired in August 2014. In May 2014, there was a public bidding for the operation of the North, Center and South Terminals. In June 2014, Terminales del Perú, a new consortium also integrated by our subsidiary GMP S.A. and Oiltanking Peru was awarded a concession for the operation of the North and Central Fuel Terminals for Petroperú. The contracts have a 20-year term and consist of the operation of four terminals in the north and one terminal in the center of the country, providing storage and dispatching bulk liquid fuel. The total amount of the committed investment for both projects is approximately US$37.2 million (S/.125 million), while the total amount of the additional investment, which will be reimbursed, is approximately US$186 million (S/.625 million). There was no winner in the public bidding for the operation of the South Fuel Terminals, and the contract of Consorcio Terminales was extended through contract amendments: first, for an additional year until August 2015; subsequently, for two more years until August 2017; in July 2017 for an additional year until August 2018; and in July 2018 for an additional year until August 2019. The total amount of the additional investment required during the period from 2018-2019, which will be reimbursed, is approximately US$10 million (S/.33.7 million). In November 2018, Petroperú initiated a public bidding for the operation of the South Terminals, in which we expect to participate, that is expected to be awarded in June 2019.

Our open-access terminals offer our customers dependable and critical handling and storage services for refined petroleum liquid products, maintaining high quality, safety and environmental standards. We provide storage, handling and loading and uploading services for a broad range of refined petroleum liquid products, including gasoline, aircraft fuel, diesel and heavy fuel oil. We deliver the liquids into two types of transportation systems, railroad cars and cistern trucks. Because of the strategic location of our assets, our deep-water access, inland terminals and our aggregate storage capacity of 2.5 MMbbl in the North and Central Terminals and of 1.6 MMbbl in the South Terminals, we believe that we are well-positioned to cover the needs of our clients, the two principal refineries in Peru. The map below shows the location of each of our fuel storage terminals in Peru.

Under the current contracts, Consorcio Terminales and Terminales del Perú receive revenues paid in connection with monthly reserved volume in tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). The storage fee per barrel, is based upon reserved volumes whether they are received or not. The throughput fee is paid based on effective barrels delivered per month. During 2016, 2017 and 2018, Consorcio Terminales and Terminales del Perú generated revenues of US$74.1 million (S/.249.0 million), US$78.84 million (S/.255.8 million) and US$82.5 (S/.278.9 million) (we are entitled to 50% of the joint operation revenues), respectively. Under the contracts, Consorcio Terminales and Terminales del Perú are responsible for paying the fuel terminals operating and maintenance costs and also paying a royalty fee to Petroperú based on effective barrels delivered each month.

At the current stage of the contracts, any capital expenditure we invest in the fuel storage terminals can be recouped from any present and future royalties we owe to Petroperú.

The South Terminal operation agreement has been extended to August 1, 2019. With respect to the North Terminal operation agreement, the agreement with Consorcio Terminales expired on October 31, 2014, however, GMP and Oiltanking were granted a new operation agreement for the terminal, this time under the ‘Terminales del Perú’ Consortium, which provided for a 20 year extension that will end on November 1, 2034. Additionally, Terminales del Peru was granted with the operation agreement for the terminal del Centro-Callao, for 20 years commencing on September 2, 2014 until September 1, 2034. In executing their operations, both Consorcio Terminales and Terminales del Perú are committed to develop and follow a work program which must include an investment schedule. The work program performed included the installation of protection systems and loading systems, among others, and was secured by a performance bond.

Other Terminal Operations

We are a 50% partner in Oiltanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named “Terminal Marino Pisco Camisea” under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. In 2018, this terminal dispatched 23.9 million barrels of natural gas liquids. Additionally, through OTAS, we are also a 25% partner in LQS, which operates the “Terminal de Químicos de Matarani,” which dispatched 53,656 tonnes of sodium hydrosulfide for international mining companies in 2018. During 2016, 2017 and 2018 these activities generated revenues in the aggregate of approximately US$6.3 million (S/.21.2 million), US$6.6 million (S/.21.4 million) and US$6.6 million (S/.22.3 million), respectively.

Operation and Maintenance of Infrastructure Assets

We began providing our operation and maintenance of infrastructure assets services in 1994 when we were awarded the concession for the Arequipa Matarani highway in southern Peru. With this experience, in 2003, we began providing operation and maintenance services to Norvial. In 2007, the Peruvian government initiated Proyecto Peru, a program aimed at maintaining roads not under concession to ensure their longevity. Proyecto Peru allowed us to develop new business opportunities providing maintenance services to more than 4,000 km of public roads in Peru. We believe the experience we have gained operating highway and transportation concessions positioned our company to capitalize on the Peruvian government’s initiatives to increase infrastructure development.

Our revenue in the operation and maintenance of infrastructure assets is generated either from fees we charge to Norvial, Survial, Canchaque, Pasco, Chinchaypujio, Chuquibambilla, Cora and the Lima Metro to operate and maintain our concessions or from government payments through maintenance service contracts we have been awarded. As depicted in the chart below, we operate and maintain more than 2,936.30 km of Peruvian roads and highways, including our own highway concessions, in addition to the Lima Metro.

Operation and Maintenance of Infrastructure Assets

Total 2,936.30 KM

The table below sets forth selected financial information for our operation and maintenance of infrastructure assets activities.

	For the year ended December 31,
	2016	2017	2018	2018
	(in millions of S/.)			(in millions of US$)(1)
Revenues	262.7	378.3	452.3	133.9
Net profit (loss)	14.0	16.9	2.4	0.7
EBITDA	27.0	34.1	19.2	5.7
EBITDA margin	10.3%	9.0%	4.2%	4.2%

(1)	Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.

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

Real Estate

Our Real Estate segment is one of the largest apartment building developers in Peru, in terms of number of units sold and value of sales in 2018, and is focused on the development and sale of affordable housing and housing as well as other real estate projects. Since commencing our operations in 1987, we have developed approximately 1,178,970 m2 of affordable housing (approximately 18,565 units); approximately 390,696 m2 of housing (approximately 1,871 units); approximately 170,075 m2 of office space (approximately 902 offices); and approximately 43,000 m2 of shopping centers (three shopping centers). Moreover, we are currently building approximately 328,834 m2 of affordable housing (approximately 2531 units); approximately 27,304 m2 of housing (approximately 229 units). Our Real Estate segment also owns significant land parcels in Lima, comprising approximately 786 hectares as of December 31, 2018, and we have sold undeveloped land in the past and intend to continue such sales in the future.

The table below sets forth selected financial information for our Real Estate business segment.

	For the year ended December 31,
	2016(1)		2017(1)		2018(1)		2018(1)
	(in millions of S/., except as indicated)						(in millions of US$)(2)
Revenues	411.5		647.5		630.1		186.5
Net profit	77.2		117.7		157.8		46.7
Net profit attributable to controlling	22.1		48.6		28.9		8.6
EBITDA	121.4		177.3		241.00		71.3
EBITDA margin	29.5%		27.4%		38.2%		38.2%
Backlog (in millions of US$)(3)	95.9		25.9		57.9		57.9
Backlog/revenues ratio(3)	0.8	x	0.1	x	0.3	x	0.3	x

(1)	In 2016, 2017 and 2018 we recognized S/.97 million (US$28.9 million), S/.163.1 million (US$50.3 million) and S/.38.4 million (US$11.5 million), respectively, in revenues from land sales.
(2)	Calculated based on an exchange rate of S/.3.379 to US$1.00 as of December 31, 2018.
(3)

For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable period. Revenues are calculated for such period and converted into U.S. dollars based on the exchange rate published by the SBS at such period.

We undertake a significant amount of the activities in our Real Estate segment with partners through financing and commercial arrangements we use to purchase land and to develop real estate projects. See “—Financing.” See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Real Estate.” As a result, a significant amount of our net profit in the Real Estate segment is attributable to the non-controlling interest of our partners.

Principal Real Estate Activities

Our real estate developments include the following products:

•	affordable housing;

•	housing; and

•	commercial real estate.

We began developing affordable housing projects in 2001, following the Peruvian government’s efforts to address the country’s housing deficit, particularly for low-income families. We launched the first major affordable housing project in Peru in 2007, Parque Agustino in Lima’s El Agustino neighborhood. Since 2001, we have completed 16 affordable housing projects. As of December 31, 2018, we are developing six affordable housing projects, which are in various stages of development, including three which are in the construction phase but also are still in the process of obtaining the required approvals and permits. Three of our ongoing affordable housing projects consist of expansions of projects previously completed by us. Affordable housing consists of apartments, usually ranging between 50 and 72 m2, that are purchased through government subsidies. The Peruvian government has adopted the Nuevo Crédito Mi Vivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. In order for a unit to qualify for the Nuevo Crédito MiVivienda program, its selling price must range between S/.58,800 and S/.310,800. In order for a unit to qualify for the Techo Propio new housing purchase program, its selling price must be less than S/.84,100 for a single family home or less than S/.105,000 for a multi-family dwelling.

In order to be eligible for an affordable housing subsidy under the Nuevo Crédito MiVivienda program, a purchaser must not own any other home or have benefitted from a housing subsidy program in the past, among other requirements. A purchaser must also provide a down payment between 10% and 30% of the total purchase amount. Housing subsidies under this program fluctuate between S/.6,500 and S/.17,500 which incentivize purchasers with reduced monthly rates so long as they pay their mortgage loan payments on a timely basis. In order to be eligible for an affordable housing subsidy under the Techo Propio program, a purchaser must have a monthly income that does not exceed approximately S/.2,617 and must not have received any other government-sponsored housing benefit in the past, among other requirements. A Techo Propio purchaser must also show proven savings equal to at least 10% of the total purchase amount. Housing subsidies under this program is S/.32,400. Purchasers of subsidized housing under both programs are also not required to pay a value-added tax normally applicable to residential purchases.

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

Our housing developments consist of residential buildings comprised of apartments with a mid- to high-price range that do not qualify for government subsidies. Since 1987, we have developed 38 housing developments. As of December 31, 2018, we are developing four housing projects, one of which is in the construction stage, with the other three in the process of obtaining the required approvals and permits. Our housing units typically range between 130 and 400 m2 in size.

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

	For the year ended December 31,
	2016	2017	2018
Number of Units Delivered(1):
Affordable Housing	855	1,353	1,232
Housing	79	65	44

Total	934	1,418	1,276
Number of Units Sold and Not Yet Delivered(1):
Affordable Housing	1,620	1,152	1,810
Housing	97	43	75

Total	1,717	1,195	1,885
Total m2 Delivered:
Affordable Housing	48,460	78,004	70,986
Housing	19,398	20,978	13,752

Total	67,858	98,982	84,738
Total m2 Sold and Not Yet Delivered:
Affordable Housing	55,404	66,878	107,075
Housing	21,825	12,538	15,440

Total	77,229	79,416	122,515
Value of Units Delivered (in millions of S/.):
Affordable Housing	138.0	170	137
Housing	163.0	221	133

Total	301.0	391	270

(1)	We typically pre-sell our affordable housing and housing units before construction begins and continue to sell during construction, although we recognize revenues at the time of delivery of units.

We develop and sell office and commercial buildings, such as shopping centers. On certain occasions, we have operated our commercial real estate and later sold it, such as Larcomar, a landmark shopping center which we built in 1998 and sold in 2010. We have also developed commercial real estate buildings in connection with our affordable housing and housing projects, such as the Parque Agustino shopping center. Since 1987, we have developed 16 office buildings, three shopping centers and one medical center. We are currently looking for a plot of land in order to develop a new office building.

Land Bank

We typically purchase land to develop real estate projects with the intention to begin construction within a 12- to 18-month period after the purchase of the land. We may also, from time to time, purchase land for subsequent resale. As of December 31, 2018, we owned approximately 135,120 hectares, of which 83% is located in Lima and 17% outside of Lima. We continually evaluate opportunities to purchase new land for our real estate development projects.

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

We have a 50.45% interest in Almonte, which owned approximately 291.28 hectares as of December 31, 2018 of undeveloped land in Lurin, located 30 km south of Lima. We previously sold 27 hectares of the land for industrial use. On May 31, 2018, Almonte signed a purchase agreement with PRINSUR for the sale of 420.9 hectares of land for an aggregate amount of US$92.7 million, US$74.1 million of which has been paid, with the remainder to be paid upon satisfaction of certain conditions precedent.

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

We do not include backlog in this annual report in our Infrastructure segment for: (i) our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; and (ii) our Energy line of business because: (a) its revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel dispatched.

When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. For a description of how we calculate our backlog, see our segment backlog presented below. We have revised prior backlog data included in this annual report to exclude the presentation of entities that are presented as discontinued operations.

Our consolidated backlog as of December 31, 2018 was US$1,257.2 million. We expect to recognize as revenues 52.7% of our backlog by December 31, 2019, 31.9% by December 31, 2020 and 15.4% thereafter. The following table sets forth our consolidated backlog from December 31, 2014 to December 31, 2018.

(1)

In the third quarter of 2015, we acquired a 29% participation in the construction consortium of the GSP gas pipeline project, and, as a result, we incorporated US$1.0 billion in backlog. Due to the termination of the GSP gas pipeline concession on January 24, 2017, we have removed US$855 million from the backlog, representing 33.8% of our total backlog as of December 31, 2016.

Our backlog slightly increased in 2018, but may decline in the future, including due to the sale of assets. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to grow our backlog. Additionally, the number and amounts of new contracts signed can fluctuate significantly from period to period. For example, the third quarter of 2015, we acquired a 29% participation in the construction consortium of the GSP gas pipeline project, and, as a result, we incorporated US$1.0 billion in backlog. Due to the termination of the GSP gas pipeline concession on January 24, 2017, we have removed US$855 million from the backlog, representing 42.5% of our E&C backlog and 33.8% of our total backlog as of December 31, 2016. During 2017 we also removed US$87.5 million from our backlog related to the Chavimochic project. During 2018, we removed from our presentation of backlog CAM, CAM Servicios and Stracon GyM, which we account for as discontinued operations, and Adexus, which we account for as an investment held for sale. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

The table below sets forth our ending backlog for 2016, 2017 and 2018 accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2016	2017	2018
	(in millions of US$)
Opening backlog (end of prior year)	2,405.7	1,677.6	1,244.1
Contract bookings and adjustments during the year	1,225.1	719.9	881.3
Cancellations during the year	(855.0)
Revenues recognized during the year	(1,098.2)	(1,153.4)	(868.2)
Ending backlog (end of current year)	1,677.6	1,244.1	1,257.2

The chart below sets forth our consolidated backlog breakdown by end-market, geography and client sector as of December 31, 2018.

Backlog by End-Market

Others
2%
Mining projects
14.9%
Transport
40.0%
Oil And Gas
33.8%
Real Estate
9.0%
Water and Sewage
0.4%

Backlog by Geography

Colombia
6.9%
Others
0.0%
Chile
5.3%
Peru
87.7%

Backlog by Client Type

Concessions
28.6%
Public
6.5%
Private
64.9%

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

Our E&C backlog as of December 31, 2018 was US$782.6 million. We expect to recognize as revenues 66.4% of such backlog by December 31, 2019 and 33.6% of such backlog thereafter. The following table sets forth of our E&C backlog from December 31, 2014 to December 31, 2018.

The following pie charts set forth our E&C backlog breakdown by end-market, geography, client sector and contract type as of December 31, 2018.

The table below sets forth our ending E&C backlog for 2016, 2017 and 2018 accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2016	2017	2018
	(in millions of US$)
Opening backlog (end of prior year)	1,981.6	1,157.6	772.5
Contract bookings and adjustments during the year	890.1	357.7	582.6
Cancellations during the year(1)	(855.0)	—	—
Revenues recognized during the year	(859.0)	(742.8)	(572.5)

Ending backlog (end of current year)	1,157.6	772.5	782.6

(1)

In the third quarter of 2015, we acquired a 29% participation in the construction consortium of the GSP gas pipeline project, and, as a result, we incorporated US$1.0 billion in backlog. Due to the termination of the GSP gas pipeline concession on January 24, 2017, we have removed US$855 million from the backlog, representing 42.5% of our E&C backlog as of December 31, 2016.

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

Our Infrastructure segment backlog does not include intersegment eliminations. We calculate our Infrastructure backlog as follows:

•

for the Lima Metro, our Infrastructure backlog assumes that for 2019, we will operate 44 trains including 20 new trains, which in the aggregate will travel 4.8 million kilometers for that year. Our backlog also assumes that for 2019, 2020 and 2021, we will operate 44 trains at full operation, which in the aggregate will travel 4.8 million kilometers per year;

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

Our Infrastructure backlog as of December 31, 2018 was US$520.8 million. We expect to recognize as revenues 34.1% of our backlog by December 31, 2019 and 65.9% of our backlog thereafter. The following chart sets forth the growth of our Infrastructure backlog from December 31, 2014 to December 31, 2018.

The following pie chart sets forth our Infrastructure backlog breakdown by line of business as of December 31, 2018.

The table below sets forth our ending Infrastructure backlog for 2016, 2017 and 2018, accounting for opening backlog for each year, annual contract bookings, cancellations during the year and adjustments and annual revenues recognized.

	2016	2017	2018
	(in millions of S/.)
Opening backlog (end of prior year)	385.2	519.0	544.8
Contract bookings and adjustments during the year	302.4	288.6	209.6
Cancellations during the year
Revenues recognized during the year	(168.7)	(262.8)	(233.6)

Ending backlog (end of current year)	519.0	544.8	520.8

Real Estate Backlog

Our Real Estate segment backlog reflects sales contracts with buyers for units that have not yet been delivered and will be recognized as revenues once they are delivered.

Our Real Estate segment backlog as of December 31, 2018 was US$57.9 million. We expect to recognize as revenues 90.6% of our backlog by December 31, 2019, and 9.4% thereafter.

The following pie chart sets forth our Real Estate backlog breakdown by type of real estate activities as of December 31, 2018.

	2016	2017	2018
	(in millions of US$)
Opening backlog (end of prior year)	111.0	95.9	25.9
Contract bookings and adjustments during the year	107.3	129.6	125.7
Cancellations during the year	—	—	—
Revenues recognized during the year	(122.5)	(199.5)	(93.7)

Ending backlog (end of current year)	95.9	25.9	57.9

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

Quality Assurance

In 2018, our operations were certified according to the following international standards:

		ISO 9001 (QUALITY)	ISO 14001 (ENVIRONMENTAL)	OHSAS 18001 (SECURITY AND SAFETY)	OTHER
Engineering and Construction	GMI	x	x	x
	GyM	x	x	x
	Morelco	x	x	x	x
	VyV - DSD	x	x	x
Infrastructure	GMP	x	x	x
	Ferrovias GyM	x
	Concar	x	x	x
	Viva GyM			x

Engineering and Construction:

•	GMI: ISO 14001, ISO 9001 and OHSAS 18001.

•	GyM: ISO 9001 in project management control processes; ISO 14001 and OHSAS 18001 in engineering, procurement and construction of electromechanical projects, civil works and buildings.

•	Morelco: ISO 14001, ISO 9001 and OHSAS 18001; in addition, ASME ESTAMPES U/S NATIONAL BOARD ESTAMPER.

•	Vial y Vives—DSD: ISO 14001, ISO 9001 and OHSAS 18001.

Infrastructure:

•

GMP: ISO 14001, ISO 9001 and OHSAS 18001: certified for oil and gas production processes in lots III, IV, I and V; gas processing at the Pariñas plant; reception, storage and dispatch of hydrocarbons-derived products in nine terminals (Pisco, Mollendo, Ilo, Cusco, Juliaca, Eten, Salaverry, Chimbote and Supe).

•	Ferrovias GyM: ISO 9001 for the operation and conservation of railway infrastructure and rolling stock of the Transport System - Line 1.

•	Concar: ISO 9001, ISO 14001 and OHSAS 18001.

•	Viva GyM: OHSAS 18001 for its main office and the Los Parques de Comas project.

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

The following are key programs we perform for the benefit of society:

•

Metro Culture: We conduct workshops that transform trains and train stations into centers of social and cultural education to promote respect and tolerance. In 2018, we carried out 54 artistic presentations and incorporated approximately 27,000 people in health campaigns.

•

Road Safety Education: This program promotes our culture of safety and accident prevention by training communities surrounding roads and highways that we operate or maintain. In 2018, approximately 4,000 road users participated in these workshops.

•

Ayni: This social support program aims to improve the quality of life in urban areas by promoting respectful coexistence among new owners of our real estate projects. The initiative trains neighbors on several legal and managerial matters and on conflict management and leadership. In 2018, the program trained approximately 2,000 people.

•

Development of local suppliers: We build the capacities of our local suppliers and help them to develop their businesses by improving the quality of the goods and services they provide and encouraging the adoption of formal and responsible managerial styles. In this way, we make local economies more dynamic.

•

Labor Capabilities: This is a recruitment program where we share construction knowledge and train community members on building techniques, risk prevention and leadership skills. In this way, we increase the employability of members of local communities, generate formal jobs, reduce project risks, develop more efficient recruiting processes, and strengthen the trust with local communities. In 2018, we trained approximately 750 participants, 75% of whom joined the Group.

•	Cantera Program: This program is designed to attract and train young talents in engineering. In 2018, we recruited 8 young people out of a total of 34 participants.

Regulatory Matters

Set forth below is a description of the regulatory framework applicable to our company. We believe we are in compliance, in all material respects, with applicable laws and regulations in all of our business segments.

Engineering and Construction

Regulatory Framework Applicable to Contracts with the Public Sector

As of the date of this annual report, Peru’s Public Procurement Law, approved by Supreme Decree No.° 082-2019-EF (Texto Unico Ordenado de Ley de Contrataciones del Estado) and its Regulations which, in turn, was approved by Supreme Decree No. 344-2018-EF, which entered into force on January 30th, 2019, governs services and construction agreements entered into with public entities. Article 29 of Supreme Decree No. 344-2018-EF establishes that, at the beginning of the procurement process, the contracting public entity must prepare a technical file describing the characteristics of the services it intends to purchase and the selection process for its counterparts, among other specifications.

The selection processes are established in Article 53 of Supreme Decree No. 344-2018-EF as follows:

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

•

price comparison (comparación de precios), applicable to goods and services that are easy to obtain in the market and that are not manufactured, produced, supplied or provided under a particular description or set of instructions given by the contracting entity; and

•

direct contracting (contratación directa), applicable to goods and services, in emergency situations arising from catastrophic events, involvement of national security, shortages, among other similar reasons.

As established in Article 70 of Supreme Decree No. 344-2018-EF, the selection processes include the following phases:

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

Article 46 of Peru’s Public Procurement Law establishes that any participants in a public procurement processes must be registered in the Peruvian National Suppliers Registry and must not be barred from contracting with the state. Article 9 of Supreme Decree No. 344-2018-EF establishes that this registration has an indefinite validity and that all contractors must maintain their information up to date.

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

Article 35 of Supreme Decree No. 344-2018-EF establishes the types of contracts that may be entered into by public entities:

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

Article 36 of Supreme Decree No. 344-2018-EF establishes that, in the case of goods and works, the terms and conditions of the selection process must indicate the execution type of the agreement as follows:

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

Pursuant to the recent amendments to the Public Procurement Law, companies sentenced for corruption charges, among other criminal offences, or companies whose representatives have admitted committing corruption acts, will be prohibited from participating in public procurement processes.

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

Construction Activities in Peru

Legal Framework

Peru’s Law for the Promotion of Private Investment in Construction, approved by Legislative Decree No. 727 (Ley de Promoción de la Inversión Privada en Construcción), states that construction activities in Peru are in the public interest and a national priority. According to Section F of the Fourth review of the United Nations International Statistical Industrial Classification (ISIC), construction activities typically consist of the construction of dwellings, buildings and stores; and the construction of large scale infrastructure projects such as highways, bridges, tunnels, railways, irrigation systems, sewage systems, industrial facilities, pipelines and electric lines, among others. GyM has developed numerous projects in the construction sector. Currently, our company focuses on buildings (ISIC Division 41), civil works (ISIC Division 42) and specialized activities (ISIC Division 43).

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

Safety Regulation in Construction Projects

The Law on Safety and Health at Work (Law No. 29,783) is intended to promote workplace accident prevention and applies to all business sectors. The principal safety rules applicable to construction projects include the following:

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

•

companies must provide for medical examinations of its employees prior to, during and at the termination of their employment (subject to certain terms and conditions depending on whether the employees were engaged in high-risk activities);

•	companies must show a safety and health plan; an index of frequency; and our company’s performance in safety and health in order to be awarded public and private projects;

•	use of individual protective equipment, including gloves, safety goggles, boots and helmets, is mandatory when risks to safety and health cannot be prevented by other means; and

•	personnel responsible for safety must comply with all requirements in Rule NTP 399.010.1 for fire prevention.

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

Power and Utilities

GyM must comply with the Rules of Safety and Health at Work with Electricity, approved by Ministerial Resolution No. 111-2013-MEM-DM, for its activities relating to the construction of hydroelectric plants, transmission lines and substations. OSINERGMIN is the authority responsible for supervising and enforcing compliance of the foregoing rules. The most relevant of the safety rules with which GyM must comply include: (i) providing employees with necessary information regarding safety measures related to the tasks they perform; (ii) providing employees with adequate safety equipment; and (iii) evaluating and remedying potential sources of danger.

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

The principal terms and conditions relating to collective bargaining from our civil construction workers have been agreed upon and recorded in the 2018-2019 agreement, dated September 11, 2018, and entered into between the Peruvian Chamber of Construction and the Federation of Civil Construction Workers (Federación de Trabajadores en Construcción Civil). By means of the 2018-2019 agreement, the parties have, among other things, agreed on an increase in the daily wage of such employees.

Supreme Decree No. 009-97-SA, Law No. 26,790 and Supreme Decree No. 003-98-SA require construction companies to have complementary high-risk insurance for workers that perform high risk tasks. As of the date of this annual report, GyM has this insurance coverage.

The insurance coverage provides medical care for injured workers to allow them to achieve full recovery. Moreover, it provides pensions to workers or their beneficiaries in case the worker becomes handicapped or dies as a result of a work accident or occupational disease.

Environmental Regulations

Section 24 of the General Environmental Law, approved by Law No. 28,611 (the “General Environmental Law”), provides that all human activity likely to cause significant environmental impact is subject of regulation by the National System of Environmental Impact Assessment. The Peruvian Ministry of the Environment, through the Environmental Supervising and Enforcement Agency (Organismo de Evaluación y Supervisión Ambiental, or “OEFA”) supervises compliance with the law and enforces environmental rules related to mining, oil and gas and electricity.

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

Civil Construction

Supreme Decree No. 015-2012-VIVIENDA (modified by the Supreme Decree No.° 019-2014-VIVIENDA and Supreme Decree No. 0082016-VIVIENDA) regulates the environmental aspects of projects related to housing, urbanism, construction and sanitation activities in urban or rural areas. The National Directorate of Housing, Urbanism, Construction and Sanitation supervises the compliance and enforces the applicable rules. Projects are categorized according to their environmental impact during and after their execution and different rules are established for each category including compliance with the following environmental studies prior to starting construction works: (i) projects expected to cause minor environmental impacts require an environmental impact statement; (ii) projects expected to cause moderate environmental impacts require a semi-detailed environmental impact assessment; and (iii) projects expected to cause a major environmental impact require a detailed environmental impact assessment.

Other Subsectors

Depending on the subsector in which it operates, GyM is required to follow specific environmental provisions issued by the competent authorities. For example, with respect to hydrocarbon activities, the Ministry of Energy and Mines has enacted the Oil and Gas Environmental Regulations, by means of Supreme Decree No. 039-2014-EM modified by Supreme Decree No.° 023-2018-EM

Tax Legal Regime Applicable to Construction

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

4.

For projects in regulated sectors, the monitoring of Public Private Partnership contracts is subject to the provisions of the Law No. 27,332, Framework Law on Regulators. According to this law, OSIPTEL, OSITRAN, SUNASS and OSINERGMIN should primarily safeguard the compliance of service levels agreed in Public Private Partnership contracts. For this purpose, Public Private Partnership contracts must establish the necessary arrangements to ensure timely and efficient supervision during the contract execution stage. To this end, public entities are required to ensure timely participation of regulatory agencies in the arbitration, when decisions and matters related to the competence of those bodies are discussed.

5.

Favorable opinions for the Public Private Partnership Agreements from the General Comptroller Office of Peru are required. The General Comptroller will issue a report on any aspects that may jeopardize the financial capacity of the Peruvian state, according to Law No. 27,785, Organic Law of the National Control System and the General Comptroller of Peru.

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

Environmental Regulations

Peruvian environmental laws and regulations have become increasingly stringent over the last decade. All industries and projects are subject to Peruvian laws and regulations concerning water, air and noise pollution, and the discharge of hazardous substances. The main legislation governing environmental matters is the General Environmental Law; the Law of the National System of the Environmental Impact Evaluation, approved by Law No. 27,446 (the “SEIA”); the regulations of the SEIA Law, approved by Supreme Decree No. 019-2009-MINAM; and several environmental regulations that have been issued under the General Environmental Law, SEIA and other laws by the government with the collaboration of the Peruvian Ministry of the Environment.

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

Additionally, a company must be qualified by Perupetro prior to entering into hydrocarbon exploration and production agreements. In order to qualify, a company must meet the standards under the Regulations on the Qualification of Petroleum Companies (approved by means of Supreme Decree No. 030-2004-EM), requiring companies to demonstrate that they have the technical, legal and financial capacity to comply with all the obligations they will assume under the agreement with Perupetro. Such capacities are measured according to the characteristics of the area to be explored or produced, the expected investment required for the project, and the strict fulfillment of the rules regarding prior consultation (if applicable), citizen participation and environmental issues related to the operation’s performance. Upon a positive evaluation, the company is issued a qualification certificate from Perupetro that allows it to initiate the negotiations of the agreement. Notwithstanding the foregoing, the company remains responsible for obtaining all other licenses, permits and approvals required by applicable regulation.

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

Environmental Regulations

The Peruvian Ministry of Energy and Mines is responsible for enacting environmental regulation for the oil and gas sector. The Oil and Gas Environmental Protection Regulation, approved by Supreme Decree No. 039-2014-EM and modified by Supreme Decree No. 023-2018-EM, sets out the legal framework and specific rules applicable to the exploration, production, refinement, processing, transportation, commercialization, storage and distribution of hydrocarbons, with the aim of preventing, controlling and remedying the negative environmental impacts arising from the foregoing activities.

The Peruvian Ministry of the Environment establishes general rules applicable to different activities in several sectors, in contrast to the specific rules enacted by the Peruvian Ministry of Energy and Mines regarding the oil and gas sector. Environmental laws and regulations are enforced by the National Environmental Enforcement Agency, OEFA (Organismo de Evaluación y Fiscalización Ambiental) which was created in 2008. Sanctions range from warnings and fines to suspensions of activities and mitigation of environmental damages, among others. In this regard, a breach of the obligations contemplated in the Environmental Impact Assessments in the hydrocarbons sector may originate fines up to 30,000 Tax Units (approximately US$39 million or S/126 million) according to the applicable law.

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

The South Terminal operation agreement has been extended to August 1, 2019. With respect to the North Terminal operation agreement, the agreement with Consorcio Terminales expired on October 31, 2014, however, GMP and Oiltanking were granted a new operation agreement for the terminal, this time under the ‘Terminales del Perú’ Consortium, which provided for a 20 year extension that will end on November 1, 2034. Additionally, Terminales del Peru was granted with the operation agreement for the terminal del Centro-Callao, for 20 years commencing on September 2, 2014 until September 1, 2034. In executing their operations, both Consorcio Terminales and Terminales del Perú are committed to develop and follow a work program which must include an investment schedule. The work program performed included the installation of protection systems and loading systems, among others, and was secured by a performance bond.

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

Zoning Regulations

Article 79 of the Municipalities Organic Law (Law No. 27,972) establishes that municipal governments are the exclusive authority responsible for approving urban and rural development plans, as well as the zoning of urban areas under their jurisdiction. Peruvian regulation states that urban zoning refers to the division of a municipal jurisdiction in zones for specific usage, such as residential, commercial, industrial or mixed-use.

The main zoning rules applicable to our real estate projects include the following: obtaining a construction license from the corresponding local municipality before commencing construction, reconstruction, conservation or repair of any property.

Environmental Regulations

The Environmental Protection Regulation for real estate, urbanism, construction and regularization related projects, approved by Supreme Decree No. 015-2012-VIVIENDA (modified by the Supreme Decree No.° 019-2014-VIVIENDA and Supreme Decree No. 0082016-VIVIENDA), sets out to prevent, mitigate, control and remedy negative environmental impacts that may arise from real estate developments. Prior to initiating construction works, companies are required to obtain an environmental authorization from the Housing, Urbanism, Regularization or Construction National Directorate of the Peruvian Ministry of Housing, Construction and Sanitation and to comply with the provisions set forth in the corresponding environmental impact assessment.

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

Exclusive and Common Property Real Estate Units Regimes

The Law on the Buildings Regularization, on the Factory Declaration Proceeding and on the Exclusive and Common Property Real Estate Units Regime, approved by Law No. 27,157, establishes the legal regime applicable to real estate comprised of assets with exclusive and common property, including, among others, (i) apartment buildings; (ii) condominiums; (iii) units under co-ownership; and (iv) commercial spaces, such as galleries and malls. The foregoing construction projects must include internal by-laws prepared or approved by the sponsor or builder, or by the owners with the vote of the majority of participating owners, the content of which is regulated in Article 42 of the aforementioned law. Articles 40 and 41 of the foregoing law itemize the assets and services that qualify as common.

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

Fondo Mivivienda

The acquisition of affordable housing units developed by Viva GyM is often financed by Fondo Mivivienda S.A., a publicly owned financial institution established in 1998 by Law No. 26,912, with the purpose of (i) promoting and financing the acquisition, bettering and construction of houses, especially those of social interest; (ii) carrying out activities related to the fostering of capital flows to the housing financing market; (iii) participating in the primary and secondary markets of mortgage credits; and (iv) contributing to the development of the capital markets.

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

Public- and Private-Sector Contracts

Concar provides services in compliance with Peru’s Public Procurement Law and its Regulations, approved by Supreme Decree No.° 082-2019-EF (Texto Unico Ordenado de Ley de Contrataciones del Estado) and its Regulations, approved by Supreme Decree No. 344-2018, when dealing with public counterparties; and with the regulation set forth in the Civil Code when dealing with private counterparties. Such regulations establish the different types of selection processes which companies may undergo when contracting with the state, as well as the rules and conditions applicable to such processes. They also establish general rules applicable to contractual relationships among private parties. See “—Engineering and Construction” for more information on the applicable legal frameworks. Concar is registered with the Peruvian National Registry of Suppliers, required to act as supplier for public entities.

Intellectual Property

Certain operations of GMI are protected by Peruvian Copyright Law, approved by Legislative Decree No. 822, specifically the engineering drawings registered in the INDECOPI Copyright Registry. However, the company’s business and profitability are not dependent on patents or licenses; industrial, commercial or financial contracts; or new manufacturing processes.

C. Organizational Structure

The following organizational chart sets forth our principal operating subsidiaries within our three business segments.

(1)

In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. Our company continues to possess 67% of voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns the remaining 33.00%.

(2)	36.10% of the share capital in Viva GyM is held by our subsidiary GyM.

The following charts set forth the principal activities of each of our three business segments:

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

•

Norvial, incorporated in Peru, is the concessionaire of the 183 km stretch between Ancón and Pativilca of the Panamerican Highway. Norvial is comprised of common shares (Class A), and non-voting shares (Class B). In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. The company continues to possess 67% of voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns the remaining 33.0%.

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

D. Property, Plant and Equipment

Approximately 82.2% of our assets are located in Peru, with the remaining balance located in Chile and Colombia. At December 31, 2018, the net book value of the company was US$139.3 million (S/.470.6 million). We currently lease certain machinery and equipment from vendors. The term of our leasing contracts ranges from two to five years, depending on the nature of the equipment. Leased machinery and equipment are capitalized for accounting purposes. Our principal executive offices, which we lease, are located at Av. Paseo de la República 4667, Surquillo, Lima 34, Peru and Av. Petit Thouars 4957, Miraflores, Lima 18, Perú.

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

The following discussion should be read in conjunction with our consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS issued by the IASB. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth under “Part I. Introduction. Forward-Looking Statements” and “Item 3.D. Key Information—Risk Factors.”

A. Operating Results

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2018, and one of the largest publicly traded engineering and construction companies in Latin America as measured by market capitalization as of December 31, 2018, with strong complementary businesses in infrastructure and real estate services. With 85 years of operations, we have a long track record of successfully completing the engineering and construction of many of the country’s landmark private and public sector infrastructure projects. Beginning in the mid-1980s, we decided to leverage our engineering and construction expertise into complementary lines of business. We have also undertaken the engineering and construction of large and complex projects outside our home market throughout our history. More recently, we have expanded our activities into other key markets of the Latin American region through the acquisition of businesses with solid positions in those markets.

Recent Developments

Overview

We have participated in six consortia with affiliates of Odebrecht related to the construction and operation of infrastructure projects in Peru during the period from 2005 to 2017. On December 21, 2016, Odebrecht entered into a plea agreement with U.S., Brazilian and other authorities in which they admitted to making illegal bribery payments in connection with projects in various countries, including Peru. These projects include certain consortia in which we participated. As a result of the plea agreement, Peruvian authorities have initiated congressional inquiries and criminal investigations against our company and certain of our former directors and senior management.

Additionally, on January 24, 2017, the Peruvian government terminated the gas pipeline concession held by GSP, a consortium in which we participated with Odebrecht affiliates, due to failure of GSP to obtain the required project financing by the stipulated deadline. The termination of the GSP gas pipeline concession, despite the government payment contemplated under the concession contract, has had a material impact on our consolidated financial results and backlog.

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

See “Item 3.D. Key Information—Risk Factors —Risks Related to Recent Developments.”

Our Association with Odebrecht

We have participated in six construction and operation of infrastructure projects in Peru with affiliates of Odebrecht during the period from 2005 to 2017 (known as: IIRSA South Tranche II; IIRSA South Tranche III; IIRSA North; Electric Train Platform; Gasoducto Sur Peruano; and Concesionaria Chavimochic S.A.C. (“Chavimochic”). Our stakes in these projects ranged from 17% to 33%. During 2018, none of these projects (including Chavimochic) were currently ongoing. During the period from January 1, 2005 to December 31, 2018, 84% of the projects carried out by our company, in terms of consolidated revenues, involved the private sector, while projects with Odebrecht accounted for less than 4% of our consolidated revenues during this period. In its plea agreement, Odebrecht admitted to paying bribes in connection with the IRSA South Tranche II, the IRSA South Tranche III and the Electric Train Platform.

Recent news reports have indicated that Odebrecht has executed a settlement and cooperation agreement with the Peruvian government regarding several infrastructure projects in the country, including certain projects in which we have participated. According to news reports, under the agreement Odebrecht has agreed to pay compensation to the Peruvian government over the course of several years and to cooperate with, and provide evidence to, prosecutors in connection with ongoing investigations by this Peruvian government. According to news reports, former senior officers of Odebrecht’s affiliate in Peru have indicated to Peruvian prospectors (sometimes in apparent contradiction with prior statements) that certain of our former directors and senior management were aware that Odebrecht had made corrupt payments to government officials in connection with certain projects in which we participated. We have undertaken an internal investigation and we continue to review and assess the past practices of our company, to determine whether there has been any wrongdoing on the part of our former or current directors, officers and employees.

The Chavimochic concession, awarded in 2013 for the design, construction, operation and maintenance of major hydraulic works in northern Peru, is the only project with a contract in effect in which we are currently associated with Odebrecht. Affiliates of Odebrecht own 73.5% of the Chavimochic-related concessionaire company and construction consortium, and we hold the remaining 26.5% stake. As a result of the government’s failure to deliver land required for the project, the project’s first phase, hydraulic works, cannot be concluded, and the project’s second phase cannot begin. Since February 2017, the Chavimochic consortium has requested the termination of the concession in light of the government’s breach, and the parties are currently in discussions, including for a potential sale of the project. As of December 31, 2018, our investment in this project amounted to US$6.1 million (S/.20.5 million) and our portion of the performance guarantee amounted to US$9.5 million (S/.32.1 million).

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

On January 24, 2017, the Peruvian government terminated the concession due to GSP’s failure to obtain the required project financing by the stipulated deadline. As a result, we recognized impairments with respect to our investment in GSP and our participation in CCDS.

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

The Peruvian Ministry of Energy and Mines announced on April 18, 2017 that the auction process for the new concessionaire of the project assets would be carried out during the first quarter of 2018, notwithstanding the requirements under the concession contract. On April 28, 2017, a third party was appointed, through an adjudication process, as temporary custodian and administrator of the gas pipeline assets until the new bidder is awarded the concession. Since that time, the Peruvian government has not indicated an intention to commence the auction process. Although the concession contract provides that payment be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made payment or, to our knowledge, initiated the auction or payment process. Because this payment has not been made, GSP’s right to compensation pursuant to the concession contract should be 100% of the net carrying amount.

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

On December 4, 2017, GSP voluntarily commenced bankruptcy proceedings in Peru. GSP’s assets will be liquidated purusant to Peruvian law. GSP’s only substantially asset is the claim for government payment described above, as contemplated under the concession contract in the event of termination.

On December 21, 2018, we formally initiated the procedure for direct negotiations with the Peruvian state regarding the termination payment used by the government to GSP. This decision was taken considering that GSP had not taken any legal action to demand the payment despite efforts by G&M at the general shareholders meeting of GSP. As a minority equity partner in GSP, G&M is entitled to initiate direct negotiations under numeral 4 of Article 1219 of the Peruvian Civil Code which authorizes creditors to exercise the rights of its debtor, either by way of initiating our action or assuming defense.

As of the date of this annual report, we have made investments in the GSP project of US$243 million (S/.811 million), which we financed in part with borrowings. We have also assumed our proportional obligation to repay the project’s bridge loan in an amount of US$129 million (S/.436 million) and the project’s performance guarantee in amount of US$52.5 million (S/.177 million) and recorded them as other financial liabilities and other accounts payable, respectively, in our consolidated financial statements as of December 31,

2018. We also recorded an account receivable for the same amounts, since we have the right to collect these amounts from GSP. According to our estimates, under the terms of the concession contract, taking into account the subordination arrangement, and based on receiving payment equal to 72.25% of the net carrying amount, in accordance with IFRS, we recorded an impairment to our equity investment in GSP in the amount of S/.593.1 million (approximately US$175.5 million) to reflect a write-off of equity value in GSP. Although GSP’s right to compensation pursuant to the concession contract, due to the Peruvian government’s failure to pay, is 100% of the net carrying amount, our company has accounted for 72.25% due to political uncertainty, GSP’s bankruptcy process with INDECOPI, and disagreements with the other GSP shareholders. In addition, our gross profit decreased by S/.15.2 million (US$4.5 million) due to the impact of the early termination of the construction consortium (Consorcio Ductos del Sur), in accordance with IFRS. Also, we registered a discount of the related long term account receivable in financial expenses of S/.77.4 million (US$22.9 million). Adding these effects, plus the deferred tax effect, we had a net impact of S/.498.0 (US$147.3 million) on our income statement for the year ended December 31, 2016.

In addition, the termination of the GSP gas pipeline concession had reduced our backlog as of December 31, 2016, by US$855 (S/.2,889.0 million), representing 30.2% of our E&C backlog and 33.8% of our total backlog.

The effects of the termination of the GSP gas pipeline concession recorded in our consolidated financial statements as of and for the year ended December 31, 2016 are based on our estimates, based on the terms of the concession contract, taking into account the subordination arrangement, receiving payment equal to 72.25% of the net carrying amount and with the information that we have available to date. The actual impact on our results, however, could change materially from our estimates. Moreover, we cannot assure you that we will receive the government payment provided for under the GSP gas pipeline concession contract on a timely basis or at all. For more information, see notes 5(e) and 5(f) to our audited annual consolidated financial statements included in this annual report.

Investigations

The Lava Jato commission of the Peruvian Congress, which was formed in November 2016 to investigate alleged bribes made by Brazilian companies to Peruvian public officials, conducted congressional inquiries into our company and other construction companies in Peru. These investigations have required certain of our company’s former board members and senior management to provide testimony at hearings before the commission.

Peruvian prosecutors have included José Graña Miró Quesada, the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a shareholder, a former board member of our company and chairman of our subsidiary GyM, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranches II and III), in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project.

In connection with investigations relating to the IIRSA South project concession (tranches II and III), the Peruvian criminal prosecutor moved to charge our company and our construction subsidiary, GyM, as criminal defendants in connection with the projects. In response, the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) notified us of its decision to formally include our company and GyM in its criminal investigation. We appealed the court’s decision and, in June 2018, the First Court of Appeals of the Superior Court of Lima revoked the judicial order that indicted our company and GyM, among other corporate defendants, in the criminal investigation on charges of collusion and other crimes and rejected the petition, without prejudice, made by the prosecutor to incorporate both companies in the aforementioned process. Nevertheless, we cannot assure you that the criminal prosecutor will not file a new motion to charge our company and/or GyM or that our position will ultimately prevail if such motion is filed.

Separately, in December 2018, the Peruvian First National Preparatory Investigation Court resolved to include our company and GyM as civilly-responsible third parties in the investigations related to the IIRSA South project concession (tranches II and III) and GyM as a civilly-responsible third party in the investigations related to Tranches 1 and 2 of the Lima Metro. These investigations are ongoing.

In July 2017, media reports alleged that certain construction companies in Peru, Brazil and Spain, including our company, colluded as a “construction club” to receive public contracts. As a result of these reports, INDECOPI has initiated an investigation regarding the anti-competitive activities of construction companies in Peru, including our company. In July 2017, the Peruvian government conducted a search of our facilities related to these allegations. In January 2018 criminal prosecutors conducted a search of our facilities regarding the “construction club” investigation. We have provided the information requested by the Peruvian criminal prosecutors. A former employee of GyM has been included in the investigation for collusion and other alleged crimes. GyM has been included as civilly-responsible third party in the mentioned investigation along with eleven other construction companies. In December 2018, GyM was formally included in this criminal investigation as civilly-responsible third party along with eleven other construction companies.

We ce annot assure you that other of our former or current board members and executive officers will not be included in the foregoing proceedings as civilly-responsible third parties or criminal defendants as well.

A conviction of corruption or resolutions with government authorities may lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Moreover, our involvement in corruption investigations, and any findings of wrongdoing in such investigations, could further damage our reputation and have a material adverse impact on our ability to compete for business. Such investigations may also adversely affect our ability to pursue strategic projects, and could potentially result in the termination or modification of certain existing contracts or relationships. Also, such investigations may affect our company’s ability to secure financing in the future.

Emergency Decree and Subsequent Legislation

On February 13, 2017, the President of Peru issued an emergency decree (decreto de urgencia N° 003-2017), prohibiting groups that have been, or whose officers or representatives have been convicted of, or have admitted to, corruption, money-laundering or similar crimes (whether in Peru or elsewhere) from, among other things, transferring or selling any assets related to investments in Peru, including the proceeds of asset or equity sales, or sending money abroad without a governmental authorization. Section II of Law 30737, promulgated in March 2018 to replace the aforementioned emergency decree, includes companies that have been consortium partners of groups that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes. Our company and our subsidiary GyM are two such companies. The law requires that they: suspend money transfers abroad; implement a compliance program and disclose information to competent authorities; and create a trust of assets to guarantee eventual compensation in favor of the Peruvian government. The Peruvian government is required to determine the amount of such guarantee pursuant to Law 30,737. On May 9, 2018, Supreme Decree No. 096-2018-EF was passed, which provides guidelines for such determination. Following discussions with the Peruvian government, in March 2019, we established the trust in favor of the Peruvian government and funded the trust in the amount of S/.79.1 million (US$23.4 million) by assigning shares of our subsidiary GMI to such trust. We cannot assure you that the Peruvian government will not claim the assets set forth in this trust or require that our company place additional assets in trust. Furthermore, we cannot assure you that these laws will not be expanded, or that subsequent laws will not be passed, that impose further obligations or restrictions on our company and our subsidiaries. Management has estimated that the value of the contingency for the matters described above should not exceed US$45.8 million (S/.148.4 million).

Strategic Action Plan

In response to the events described above, we have instituted a multi-step strategic action.

Negotiation with Creditors

We have renegotiated three debt instruments related to GSP as follows:

•

Syndicated Loan Related to our Equity Investment in GSP: As a result of the termination of the GSP gas pipeline concession, our syndicated loan used to finance our equity investment in GSP became due. The principal amount outstanding under our syndicated loan was US$37.50 million (S/126.70 million) as of December 31, 2018, and is US$31.45 million (S/103.95 million) as of the date of this annual report. On June 27, 2017, we entered into an amendment to the credit agreement. According to the terms of the amendment our syndicated loan matures on 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment. The syndicated loan continues to accrue interest at LIBOR plus 4.90% per year. In addition, we are prohibited from paying dividends until the loan is repaid in full. Also, we have provided additional security interests, including: (i) a first lien on our shares of GyM and Concar; (ii) a second priority lien on our shares of Almonte; (iii) a first lien on certain real estate properties in Surquillo; (iv) liens on certain related amounts; (v) a second priority lien on our shares of CAM and CAM Servicios; and (vi) a first lien on cash flows from the sale of certain assets. For additional information on our syndicated loan, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources”;

•

Proportional guarantee of the GSP Bridge Loan: As a result of the termination of the GSP gas pipeline concession, our proportional guarantee of the GSP bridge loan became due. On June 27, 2017 we entered in a new, US$78.7 million (S/.264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to repay the GSP bridge loan. The new term loan matures on 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the closing date. The term loan accrues interest at

LIBOR plus 4.50% per year, which will increase to 5.00% during the second year and to 5.50% during the third year. In addition, we will be prohibited from paying dividends until our guarantee is repaid in full. Also, we have provided the following security interests to secure repayment of the term loan: (i) a first lien on our rights to receive the termination payment derived from the GSP termination, (ii) a second priority lien on our shares of GyM and Concar; (iii) a second priority lien on our shares of Almonte; (iv) a second priority lien on certain real estate properties in Miraflores and Surquillo; (v) a second priority lien on our shares of CAM and CAM Servicios; and (vi) a first lien on cash flows from the sale of certain assets. The principal amount outstanding under the new term loan was US$63.47 million (S/.214.46 million) as of December 31, 2018, and as of the date of this annual report, there is US$47.25 million (S/.156.16) outstanding on the term loan.

•

Proportional Repayment Obligations under the GSP Performance Guarantee: Upon the termination of the GSP gas pipeline concession, our proportional repayment obligations under the GSP performance guarantee from Chubb Insurance Company in the amount of US$52.5 milllion (S/.177.4 million) became due. On December 6, 2018, we paid the final installment with respect to our our obligations to Chubb Insurance Company.

•

In addition, in July 2017, we entered into a financial stability framework agreement with certain banks providing for new lines of credit to support our financial stability and liquidity. As of December 31, 2018 and the date of this annual report, there is US$59.44 million (S/200.83 million) outstanding.

For more information, see “—Liquidity and Capital Resources—Indebtedness.” We are currently in default under the financial stability framework agreement. For more information, see “Item 13. Default. Dividend Arrearages and Delinquencies.

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

•

Sale of Shares in Red Eagle Mining Corporation: In February and March 2017, our subsidiary Stracon GyM sold shares of Red Eagle Mining Corporation, representing 9.97% of the share capital, in a stock exchange transaction for US$13.3 million (S/.43.0 million);

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

•

Sale of Almonte properties. On May 31, 2018, Almonte signed an agreement to sell 4,208,769 square meters of land for an aggregate price of US$92.7 million. The amount of the sale proceeds corresponding to our company is proportional to its 50.45% ownership stake; and

•

Sale of our interest in CAM Chile and CAM Servicios: On December 4, 2018, we sold our 73.16% interest in CAM Chile and CAM Servicios, our subsidiaries engaged in the operation and maintenance of electric utilities, to GDF Suez Energie Services Chile Holding SpA and ENGIE Services Perú S.A., for a price of US$18.75 million (S/63.34 million).

•

On June 11, 2018, we signed an investment agreement with BCI Perú, to monetize future dividends of Norvial. The amount of the transaction is US$42.3 million, the proceeds of which were applied to the reduction of indebtedness related to GSP.

Additionally, on April 11, 2018, we sold our 88% interest in Stracon GyM for a price of US$77 million (S/.249 million).

Internal Investigation

In light of the events described above, we conducted an internal investigation led by external counsel with respect to our participation in consortia with Odebrecht. The Risk, Compliance and Sustainability Committee of our board of directors was charged with monitoring the progress of the internal investigation. The internal investigation, which concluded on November 1, 2017, identified no evidence to conclude that any company personnel engaged in bribery in connection with any of our company’s public projects in Peru with Odebrecht or its subsidiaries, or that any company personnel was aware of, or knowingly participated in, any corrupt payments made in relation to such projects.

Strengthening of Anti-Corruption Program

In 2017, we approved a plan to continue strengthening our anti-corruption compliance program. This has included the creation of a Risk, Compliance and Sustainability Committee of our board of directors, the creation of a Corporate Risk and Compliance Function, the hiring of a Chief Risk and Compliance Officer, and the reinforcement of our procedures related to the third-party risk evaluation and mitigation.

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

Securities Class Action

Two securities class action complaints have been filed against us and certain of our former directors and current and former executive officers in the Eastern District of New York during the first quarter of 2017. These complaints were consolidated into a single class action. The plaintiffs filed a consolidated amended compliant on May 29, 2018. We moved to dismiss the complaint during the fourth quarter of 2018. The court has not yet ruled on that motion, but has granted plaintiffs leave to file a further amended complaint. We continue to believe that we have meritorious defenses to the claims asserted, and we intend to defend ourselves vigorously in these matters.

Restatement of Financial Results for Fiscal Year 2017

Our consolidated financial statements for the year ended December 31, 2017 included in this annual report have been restated. In our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2017, we inadverently presented the gain on the sale of GMD under “Gain from the sale of investments” in error and, accordingly, we have restated our 2017 income statement and the related notes to reflect GMD as a discontinued operation. The previously issued consolidated financial statements of the company for the 2017 fiscal year (and the related audit opinion) included in the company’s annual report on Form 20-F for the year ended December 31, 2017 should not be relied upon. For more information, see note 2.31 to our audited annual consolidated financial statements included in this annual report.

Reclassification

On June 6, 2017, we sold our 89.19% interest in our former subsidiary, GMD. As a result, we present GMD as a discontinued operation in our audited annual consolidated financial statements for the years ended December 31, 2017 and 2018. We have reclassified our consolidated financial for the year ended December 31, 2016, and selected financial information for the years ended December 31, 2014 and 2015, included in this annual report, to show GMD as a discontinued operation. In addition: (i) on December 4, 2018, we sold our 73.16% interests in each of CAM and CAM Servicios, (ii) on April 11, 2018, we sold our interest in Stracon GyM, and (iii) we are in the process of marketing our subsidiary Adexus for sale. As a result, we present CAM, CAM Servicios and Stracon GyM as discontinued operations, and Adexus as an investment held for sale, in our audited annual consolidated financial statements for the year ended December 31, 2018. We have reclassified our consolidated financial information for the years ended December 31, 2016 and 2017, and the selected financial information for the years ended December 31, 2014 and 2015 included in this annual report, to show CAM, CAM Servicios and Stracon GyM as discontinued operations as Adexus as an investment held for sale.

Internal Control over Financial Reporting

In 2018, we identified material weaknesses regarding our internal control over financial reporting. For more information, see “Item 3. Key Information—D. Risk Factors—We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal control or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs” and “Item 15. Controls and Procedures.”

Factors Affecting Our Results of Operations

General

Peruvian, Chilean and Colombian Economic Conditions

73.5%, 72.0% and 86.1% of our revenues in 2016, 2017 and 2018 were derived from activities in Peru. Accordingly, our results of operations are substantially affected by economic conditions in the country and our growth is driven in significant part by growth in the Peruvian economy. In addition, 11.4%, 17.3% and 5.8% of our revenues in 2016, 2017 and 2018 were derived from activities in Chile and 9.2%, 4.7% and 8.1% of our revenues in 2016, 2017 and 2018 were derived from activities in Colombia.

The Peruvian real GDP has grown at an average rate of 3.5% during the three years from 2016 to 2018. With increasing disposable income and an expanding middle class, private consumption grew at an average annual rate of 3.2% in real terms from 2016 to 2018. In 2016, 2017 and 2018 private investment decreased at an average rate of 5.9% and increased 0.1% and 4.4%, respectively, in real terms, primarily due to lower investment in mining. Inflation in Peru, as measured by the change in the consumer price index, was 3.2% in 2016, 1.4% in 2017 and 2.2% in 2018. The sol appreciated versus the U.S. dollar by 1.5% in 2016 and 3.3% in 2017 and depreciated by 16.9% in 2018. Peru’s sovereign debt has been rated investment grade by S&P, Fitch and Moody’s. At the end of 2018, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB+ by S&P (August 2013) and Fitch (March 2019), and A3 by Moody’s (August 2018).

The Chilean economy grew at an average annual rate of 2.3% during the three years from 2016 to 2018 in real terms. Total fixed investment increased at an annual average rate of 2.5% in real terms during the three years from 2016 to 2018. Inflation in Chile, as measured by the change in the consumer price index, was 2.7% in 2016, 2.3% in 2017 and 2.6% in 2018. The Chilean peso appreciated versus the U.S. dollar by 5.7% in 2016 and 7.8% in 2017 and depreciated by 12.8% in 2018. Chilean sovereign debt has the highest rating in the South America region, rated A+ by S&P (July 2017), A1 by Moody’s (July 2018) and A by Fitch (February 2019).

The Colombian real GDP grew at an average annual rate of 2.2% during the three years from 2016 to 2018. Inflation has decreased during recent years, with inflation of 5.8% in 2016, 4.1% in 2017 and 3.1% in 2018. The Colombian peso apreciated against the U.S. dollar by 4.7% in 2016 and 0.6% in 2017 and depreciated by 7.5% in 2018. Colombia’s sovereign debt was rated BBB by Fitch in November 2018, BBB- by S&P in December 2017, and Baa2 by Moody’s in February 2018.

From 2014 to 2018 our revenues declined at a compound annual growth rate (CAGR) of 4.3%excluding acquisitions and asset sales). Our organic revenues decreased 2.9% in 2018 from 2017, principally as a result of lower activity levels in our E&C segment in 2018.

Fluctuations in Exchanges Rates

We estimate that in 2018, 32.5%, 55.6% and 11.8% of our revenues were denominated in soles, U.S. dollars and other currencies respectively, while 63.2%, 23.1% and 13.7% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2018, 56%, 41% and 3% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. Accordingly, fluctuations in the value of these currencies can materially affect our results of operations. When the sol appreciates against the U.S. dollar, our operating margins tend to decrease; when the sol depreciates against the U.S. dollar, our operating margins tend to increase (if everything else were held equal). Conversely, the appreciation of the sol against the U.S. dollar tends to decrease our indebtedness and financial expenses as expressed in soles; and the depreciation of the sol against the U.S. dollar tends to increase our indebtedness and financial expenses as expressed in soles. We enter into derivatives, from time to time, to hedge part of our financial exposure to currency fluctuations. The value of the sol to the U.S. dollar appreciated in 2016 and 2017, and depreciated in 2018, which impacted our results of operations.

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

Cost of Labor, Third-Party Services and Inputs

The largest components of our costs are: labor, which represented 25.3% of our cost of sales and 37.9% of our administrative expenses in 2018; services provided by third parties, which represented 33.0% of our cost of sales and 35.2% of our administrative expenses in 2018; and inputs (including raw materials), which represented 23.4% of our cost of sales in 2018. For a breakdown of our cost of sales and administrative expenses, see note 27 to our audited annual consolidated financial statements included in this annual report.

Our cost of labor is influenced by, among other factors, the number of our employees, as well as inflation, competition we face for personnel in each of our business segments and the availability of qualified candidates. From 2016 to 2017 our personnel charges increased by 13.5%, and from 2017 to 2018 our personnel charges decreased by 15.2%. Services provided by third parties include: subcontracting in our E&C segment, such as carpentry work; advisory and consultancy work, including external audit and legal services; and renting of equipment. From 2016 to 2017 our costs related to services provided by third parties decreased by 27.7% and from 2017 to 2018 our costs related to services provided by third parties decreased by 15.4%. The principal inputs we use are fuel, cement and steel, which in the aggregate represented 20% of our total input costs in 2018. Our costs for these inputs are affected by, among other factors, the growth or decline of our operations, market prices, including global prices in the case of fuel, and transportation costs. We do not have long-term contracts for the supply of our key inputs. From 2016 to 2017, our input costs increased by 26.1%, and from 2017 to 2018, our input costs decreased by 40%. Our cost of labor, third party services and inputs decreased in 2018 primarily due to lower activity levels in our E&C segment.

Acquisitions and Dispositions

In September 2015, we acquired a 20% participation in the shareholder’s equity of Gasoducto Sur Peruano, the concessionaire of the southern gas pipeline project for a total of US$215 million (S/.722 million). In addition, our subsidiary GyM participated with a 29% stake in the construction consortium for this project (Consorcio Ductos del Sur), which represented approximately US$1.0 billion of our backlog as of December 31, 2015. The GSP gas pipeline concession was terminated on January 24, 2017, and as a result, we recognized impairments with respect to our investment in GSP and our participation in CCDS. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

In order to strengthen our liquidity and financial flexibility, particularly in the event of potential delays in receiving the government payment contemplated under the GSP gas pipeline concession contract, and make payments on our debt related to the GSP project, our board approved the sale of non-strategic assets in the amount of up to US$350 million (S/.1,176 million) in proceeds. For a detailed description of the sale of these non-strategic assets, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments—Strategic Action Plan.”

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

Appropriate pricing and budgeting of our engineering and construction projects is also key to our results of operations in our E&C segment and can be affected by such factors as competition, direct negotiations with clients as opposed to competitive bidding processes, the accuracy of our estimation of project costs and unexpected cost overruns. The types of contracts in this segment consist of cost-plus fee, unit price, lump-sum and EPC contracts. For a description of our E&C contracts, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts.” The nature of our contractual arrangements can affect our margins, both because, depending on the type of contract, the burden of cost overruns may be placed on the client or on us, and because certain contractual arrangements tend to have lower gross margins. For the years 2017 and 2018, our E&C segment has trended towards more contractual arrangements based on cost—plus fee and EPC contracts. The types of contractual arrangements we enter into in our E&C segment vary significantly from period to period.

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

During 2018, activity levels in our E&C segment decreased as a result of the divestment plan executed by our company. In April 2018, our subsidiary GyM sold its 87.59% interest in Stracon GyM, our subsidiary that engaged contracts mining services in Perú. We also experienced lower activity levels in our business units engaged in electromechanical and civil works.

Infrastructure

Traffic and Fees for Toll Roads

The majority of our toll roads revenues derive from the Norvial concession. Unlike our other toll road concessions, our revenues from the Norvial concession depend on traffic volume. Traffic volume on the Norvial road increased 3.2% from 2016 to 2017 and 6.3% from 2017 to 2018 (based on vehicle equivalents, as defined in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial”) due to the lower traffic resulting from the climactic phenomenon “El Niño,” which generated floods and mudslides in northern Peru, during the first quarter of 2017. For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that takes into account the sol/U.S. dollar exchange rate and Peruvian and United States inflation. Under our Survial and Canchaque road concessions, our revenues consist of annual fees paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the roads, which can vary depending on the amount of road maintenance required due to road wear and tear.

Under the Norvial concession, we are required to expand certain stretches of the highway, by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage started on April 2014 and is expected to be completed by October 2019 due to delays in the government’s delivery of lands required for the project. We estimate that Norvial’s capital investment for the second stage will be approximately US$95 million (S/.319.2 million).

Mass Transit

We generate revenue from our Lima Metro concession based on kilometers travelled per train, with the fee per kilometer, the number of trains required to be in operation and the number of kilometers that we are required to travel established by the terms of the concession. Our revenues do not depend on passenger traffic volume. Our results in this concession between 2016 and 2018 were influenced by the timely acquisition, set up, reliability and proper operation of our trains. We currently have all 44 trains in operation (including three backup trains).

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

Energy

A part of the revenues in our Infrastructure segment depends on global prices for oil. Under our hydrocarbon extraction service contracts, we are entitled to a variable fee, which is based on the level of production of each field and a basket of international crude oil prices. Under our contracts, we acquire the extracted hydrocarbons and pay royalties, which are also based on a basket of international crude prices and the level of production. Historically, oil prices have been volatile and are likely to be volatile again in the future. During 2016, 2017 and 2018, average Brent crude prices were approximately US$43.55, US$53.02 and US$69.69 per barrel, and the average fee we received in these years was US$38.54, US$49.19 and US$64.72 per barrel of extracted oil, respectively. During the first quarter of 2019, the Brent crude price was approximately US$63.08 per barrel and our fee was approximately US$58.83 per barrel of extracted oil. Because our activities are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, approximately 100 years in the case of Block III, approximately 95 years in the case of Block IV and for over 50 in the case of years Block V, our oil production depends primarily on the level of our drilling and production activities.

Our Pariñas gas processing plant has a long-term delivery and gas processing and fractionation contract with Empresa Eléctrica de Piura S.A. (ENEL), a thermal power generation subsidiary of the Endesa group. Under this contract, ENEL delivers natural gas that it purchases from onshore and offshore gas producers in the Talara area. We are responsible for all operating costs of the gas processing plant but are entitled to keep revenues from the sale of all resulting natural gas liquids to third parties after delivery of all dry gas and payment of a variable royalty to ENEL. Approximately 75% of the total volume of natural gas processed by our Pariñas gas processing plant depend upon gas volumes demanded by ENEL for its gas-fired turbines, which can vary significantly. 15% of the volume of natural gas is extracted from our Block I. Prices for natural gas liquids can also fluctuate significantly and are affected by market prices for crude oil. We processed 33.2 MMcf per day during 2016, 30.57 MMcf per day during 2017 and 30.12 MMcf per day during 2018. These volumes vary per month and depend upon the power dispatch curve of ENEL among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by ENEL are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher.

In connection with our fuel storage terminal business, under three operation contracts with Petroperu, we receive revenues related to monthly reserved volume in storage tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). These fees are adjusted annually to account for U.S. inflation. Our fuel storage activities in the North and Central terminals are carried out under 20-year contracts, which expire in 2034. Our contract for the operation of the South terminals was to expire in August 2017 but was extended for an additional year until August 2018 and again in July 2018 until August 2019.

Awarding and Timing of Infrastructure Concessions and Government Contracts

The results of operations of our Infrastructure segment are affected by our ability to win new concessions and government contracts, which depend in part on government policies and our ability to compete effectively. As of December 31, 2018, we had six concessions as well as long-term government contracts in this segment. These include the concession for Via Expresa Sur, with respect to which we recently received a letter from the Municipality of Lima in which the Municipality communicated its desire to terminate the concession, and the concession for Chavimochic, for which Chavimochic has requested the termination of the concession in light of the government’s failure to deliver the required lands for the project. Joint operations in which we participate have been awarded one additional concession for Via Expresa Javier Prado for the expansion of another major highway within the city of Lima. We cannot assure you that we will be able to negotiate the pending concessions on favorable terms or at all. A consortium led by Odebrecht Latinvest, in which we acquired a 20% stake in September 2015, was awarded the concession for the southern gas pipeline project in July 2014, however, the GSP gas pipeline concession was terminated by the Peruvian Ministry of Energy and Mines on January 24, 2017. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

Real Estate

The results of operations of our Real Estate segment are driven by the number of units we develop and deliver in a reporting period, our mix of unit sales (affordable housing versus housing), unit prices, land purchase prices and our costs of construction. These results are also affected by a number of factors that may impact the Peruvian real estate sector as a whole, including: the availability of government subsidies for affordable housing; prices of suitable land in particular areas; regulation of real estate development imposed by national, regional and local laws and regulators, and the time required to obtain applicable construction permits and licenses; the unemployment rate and wage levels; prevailing interest rates and availability of financing; the supply in the market; the level of customer interest in our new projects; and our costs, such as the price of labor, materials, insurance, taxes and other public charges. We delivered 934, 1,418 and 1,276 units in 2016, 2017 and 2018, respectively.

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

Critical Accounting Estimates and Judgments

For information on critical accounting estimates and judgments, see note 5 to our audited annual consolidated financial statements included in this annual report.

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

Intersegment Transactions

Some of our segments from time to time provide services to our other segments. In 2018, we obtained 16.7% of the revenues in our E&C segment from the construction of the expansion works of Line 1 at GyM Ferrovias; and 30% of the revenues in our operation and maintenance of infrastructure assets line of business derived from services provided to Norvial, Survial, Canchaque and the Lima Metro. Accordingly, in such circumstances, the segment providing services recognizes revenues and the segment receiving such services recognizes costs of sales relating to the services provided. For example, in the case of La Chira, in which our E&C segment provides services to our Infrastructure segment, our E&C segment recognizes revenues and our Infrastructure segment recognizes costs of sales with respect to the fees charged by our E&C segment for those services. In consolidation, these intersegment revenues and cost of sales are eliminated in our financial results. Nonetheless, our Infrastructure segment, in particular, may recognize gross profits or losses based on the difference between the fees the segment charges in accordance with concession terms and costs it incurs relating to services provided by our other segments. For more information on our segments, see note 7 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

We obtain revenues in our E&C segment from the engineering and construction services we provide to our clients, which we recognize under the percentage-of-completion method of accounting. For further information, see note 2.26 to our audited annual consolidated financial statements included in this annual report. We receive unrestricted client advances in a substantial majority of our E&C projects, on average equal to approximately 10% of the contract price in 2018, which we record as an account payable. We typically invoice our clients on a periodic basis as each project progresses, deducting from the related advances on a proportional basis. For further information, see note 21 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in our E&C segment includes labor, subcontractor expenses, materials, equipment, and project-specific general expenses.

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

(2) Mass Transit: We obtain revenues from our Lima Metro concession based on a tariff per kilometer traveled by our trains in operation in accordance with a schedule established in our concession agreement, which we recognize in the period in which the services are performed. Under the concession, the tariff is comprised of three components: (i) fees related to our operation and maintenance services; (ii) fees related to the Peruvian government’s repayment of the amounts we invest to purchase trains, ongoing capital expenditures and other infrastructure for the Peruvian government; and (iii) fees related to interest we charge to the Peruvian government in connection with the amounts we invest to purchase such trains, ongoing capital expenditures and other infrastructure. In 2018, the fees related to items (i), (ii) and (iii) were S/.224 million, S/.10.9 million and S/.43 million, respectively. We only recognize in our income statement the portion of the tariff that relates to items (i) and (iii) We record the amounts paid by us that relate to item (ii) as long-term accounts receivables from the Peruvian government. Accordingly, tariff payments received relating to item (ii) reduce our accounts receivables but do not impact our income statement, and we do not amortize our investments in our income statement as our investment in the concession is recorded as an account receivable with the government rather than a depreciable investment.

We entered into the fourth addendum to the Lima Metro concession contract on July 11, 2016, in order to expand transportation capacity. In accordance with the fourth addendum, the expansion project will involve: (i) the purchase of 20 new trains; (ii) the purchase of 39 new cars; and (iii) the improvement and expansion of the existing infrastructure. As compensation for the investments of the expansion project, we will be entitled to receive the following: (i) an advance payment of 30% of each investment component; and (ii) the balance of 70% of each investment component, compensated through the annual payment for additional investments (pago anual por inversiones complementarias). We register the estimated compensation related to the direct cost in the income statement, plus a margin in the same period. In 2018, the income related to the investment components was S/.278 million.

For further information, see note 11 to our audited annual consolidated financial statements included in this annual report. Cost of sales for the Lima Metro include fees paid to third parties (primarily our E&C segment, our subsidiary Concar and other subcontractors) for construction and operation and maintenance services, energy, and our financing costs related to the purchase of trains.

(3) Water Treatment: We obtained revenues from the engineering design and construction of La Chira waste water treatment plant, which we recognize based on the percentage-of-completion method of accounting. Since the plant began operating in August 2016, we obtain revenues only for operation and maintenance services, which we recognize in the period in which the services are performed. During the construction phase in 2015 and 2016, cost of sales for La Chira included fees paid to third parties, primarily our E&C segment, for engineering and construction services. During the operation phase, cost of sales for La Chira include personnel charges and maintenance of infrastructure.

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

Real Estate

We obtain revenues in our Real Estate segment from sales of affordable housing and housing units, commercial buildings and land parcels, which we recognize at the time of delivery of the unit or building and, in the case of land parcels, at the time of the sale. We typically pre-sell our affordable housing and housing units prior to and during construction, and use the related proceeds we receive to finance the construction of the units. These pre-sale funds are restricted and released from escrow to us periodically as construction progresses. Our Real Estate cost of sales includes the cost to purchase land, costs of architectural design and construction (which usually includes payments to third parties, primarily our E&C segment), licensing and permit costs, personnel costs, and fees to third parties related to sanitation or electrical engineering. In 2018, our cost of land that is allocated to units delivered during these periods amounted to S/.40.8 million. We recognize land purchases as inventory, and, accordingly, do not mark-to-market the value of our land for changes in fair value. For further information, see note 15 to our audited annual consolidated financial statements included in this annual report.

In our Real Estate segment, we have significant net profit attributable to non-controlling interests. We hold a significant portion of our land bank through Almonte in which we have a 50.45% interest, and we consolidate Almonte’s results in our financial statements. In addition, we undertake a significant number of our real estate projects through entities in which we may have a majority interest, co-equal interest or minority interest; when we have control over these entities, we consolidate their results in our financial statements regardless of whether we own a majority of the capital. Furthermore, in connection with our affordable housing projects, we generally partner with real estate investment funds and insurance companies that provide between 60% and 70% of the total capital required to purchase the land and cover certain pre-construction costs in exchange for equity in the project. Although we typically own a minority interest in these projects, we consolidate their results in our financial statements because we exercise control over the project. Accordingly, we reflect the profit corresponding to our real estate partners under net profit attributable to non-controlling interests in our income statement. See “—Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies.”

Comparison of Results of Operations of 2017 and 2018

The following table sets forth the components of our consolidated income statement for 2017 and 2018.

	Year ended December 31,
	2017 Restated	2018	Variation
	(in millions of S/.)%
Revenues	4,014.0	3,899.5	(2.9)%
Cost of sales	(3,511.6)	(3,225.0)	(8.2)%

Gross profit	502.4	674.5	34.3%
Administrative expenses	(322.5)	(278.4)	(13.7)%
Other income (expenses)	(33.3)	(61.2)	(83.8)%
Other (losses) gains, net	0.5	(0.1)	(120.0)%
Profit from sale of investments	34.5	–	NM

Operating profit	181.6	334.8	84.4%
Financial (expense) income, net	(137.0)	(197.1)	43.9%
Share of profit and loss in associates	0.5	(3.7)	NM

Profit (loss) before income tax	45.1	134.0	197.1%
Income tax	(46.3)	(113.3)	144.7%

Net profit from continuing operations	(1.2)	20.7	NM
Profit from discontinued operations	210.4	36.8	(82.5)%
Net profit (loss)	209.2	57.5	(72.5)%
Net profit (loss) attributable to controlling interest	148.7	(83.2)	(156.0)%
Net profit attributable to non-controlling interest	60.5	140.6	132.4%

Revenues

Our total revenues decreased by 2.9%, or S/.114.5 million, from S/.4,014 million for 2017 to S/.3,899.5 million for 2018. Revenues decreased due to the lower number of projects under execution in the E&C segment. This was offset, in part, by the increase of revenues in the Mass Transit business, which increased due to expansion works and the operation of new trains. In addition, there was an increase in maintenance of works at Concar, an increase in crude oil production (barrels per day) and higher oil prices. Revenues in the Real Estate segment reflected proceeds from the sale of land by Almonte and were adversely impacted by fewer units being delivered during the year.

The following table sets forth a breakdown of our revenues by segment for 2017 and 2018.

	Year ended December 31,
	2017		2018		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	2,331.9	58.1%	1,960.9	50.3%	(15.9)%
Infrastructure	1,447.9	36.1%	1,883.3	48.3%	30.1%
Real Estate	647.5	16.1%	630.1	16.2%	(2.7)%
Corporate	70.0	1.7%	62.1	1.6%	(11.3)%
Eliminations	(483.4)	(12.0)%	(636.9)	(16.3)%	31.8%
Total	4,014.0	100.0%	3,899.5	100.0%	(2.9)%

Cost of Sales

Our total cost of sales decreased by 8.2%, or S/.286.6 million, from S/.3,511.6 million for 2017 to S/.3,255.0 million for 2018. This decrease is mainly due to a reduction in revenues.

Gross Profit

Our gross profit increased by 34.3%, or S/.172.1 million, from S/.502.4 million for 2017 to S/.674.5 million for 2018. Our gross margin (i.e., gross profit as a percentage of revenues) for 2018 was 17.3%, compared to 12.5% for 2017. In 2017, gross profit was impacted in our E&C segment by efficiencies in the projects under execution, in our Infrastructure segment by an increase in oil prices, and in our Real Estate segment by the sale of Cuartel San Martín in February 2017. During 2018, gross profit was impacted in our Infrastructure segment by expansion works and the operation of new trains, in our E&C segment by an increase in oil prices, and in our Real Estate segment by the sale of land by Almonte. In our E&C Segment gross profit was also impacted by works we performed, but which were not accepted by the client and costs not recognized in the Talara refinery project.

The following table sets forth a breakdown of our gross profit by segment for 2017 and 2018.

	Year ended December 31,
	2017		2018		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	176.5	35.1%	62.1	9.2%	(64.8)%
Infrastructure	260.2	51.8%	350.6	52.0%	34.7%
Real Estate	147.4	29.3%	288.0	42.7%	95.4%
Corporate	(37.8)	(7.5)%	(10.6)	(1.6)%	72.0%
Eliminations	(43.8)	(8.7)%	(15.6)	(2.3)%	(64.4)%
Total	502.4	100.0%	674.5	100.0%	34.3%

Administrative Expenses

Our administrative expenses decreased by 13.7%, or S/.44.1 million, from S/.322.5 million for 2017 to S/.278.4 million for 2018. This decrease is mainly due to a reduction of personnel in the E&C Segment and services provided by third parties principally relating to legal, accounting and tax consultancy. As a percentage of revenues, our administrative expenses decreased to 7.1% in 2018 from 8.0% in 2017.

Other Income (Expenses)

Our other income (expenses) decreased by 83.8%, or S/.27.9 million, from S/.33.3 million in expenses for 2017 to S/.61.2 million in expenses for 2018. In 2017, our other income included the sale of machinery and equipment, as well as the impairment of the Vial y Vives DSD brand. In 2018, our other income included a provision related to the potential civil compensation in favor of the Peruvian state that may be required to pay in connection with the investigations related to the IIRSA South project concession (tranches II and III) and Tranches 1 and 2 of the Lima Metro in which our company and GyM have been included as civilly-responsible third parties as described under “Item 8A. Financial Information—Consolidated Financial Statements and Other Information—Legal and Administrative Proceedings.”

Profit from Sale of Investments

In 2018, there was no profit from the sale of investments, compared to S/.34.5 million from the sale of the certain investments in 2017.

Operating Profit

Our operating profit increased 8.4%, or S/.153.2 million, from S/.181.6 million for 2017 to S/.334.8 million for 2018. Our operating margin (i.e., operating profit as a percentage of revenues) was 8.6% for 2018, compared to 4.5% for 2017. The increase in operating margin is primarily due to the increase in gross profit and the reduction of administrative expenses explained above.

The following table sets forth a breakdown of our operating profit by segment for 2017 and 2018.

	Year ended December 31,
	2017			2018	2018
	(in millions of S/.)	Percentage of Total	(in millions of S/.)	Percentage of Total	Variation %
Engineering and Construction	(58.1)	(32.0)%	(87.5)	(26.1)%	(50.6)%
Infrastructure	202.5	111.5%	283.0	84.5%	39.8%
Real Estate	171.5	94.4%	235.3	70.3%	37.2%
Corporate	(146.9)	(80.9)%	(1.9)	(0.6)%	(98.7)%
Eliminations	12.7	7.0%	25.1	7.5%	97.6%
Total	181.6	100.0%	334.8	100.0%	84.4%

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 7 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2017	2018	Variation
	(in millions of S/.)%
Revenues	2,331.9	1,960.9	(15.9)%
Gross profit	176.5	62.1	(64.8)%
Operating profit (loss)	(58.1)	(87.5)	(50.6)%

Revenues. Our E&C revenues decreased 15.9%, or S/.371.0 million, from S/.2,331.9 million for 2017 to S/.1,960.9 for 2018.

The decrease is due to fewer projects under execution resulting from lower levels of private investment in Peru. The following tables set forth variations in our E&C revenues by business activities, types of contracts and end-markets:

	Year ended December 31,
	2017	2018
	%	%
Engineering services	8.4	9.4
Electromechanic construction	31.2	22.4
Civil construction	49.8	52.4
Building construction activities	10.6	8.8
Other Services	—	7.1

Total	100.0	100.0

	Year ended December 31,
	2017	2018
	%	%
Cost + fee	1.6	1.0
Unit price	42.9	41.0
Lump sum	47.3	38.9
EPC contracts	8.2	19.1

Total	100.0	100.0

	Year ended December 31,
	2017	2018
	%	%
Mining	24.1	23.0
Real estate buildings	10.8	9.1
Power	—	1.8
Oil and gas	31.4	40.6
Transportation	22.9	21.6
Water and sewage	2.0	1.3
Other end markets	8.7	2.6

Total	100.0	100.0

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit. Our E&C gross profit decreased 64.8%, or S/.114.4 million, from S/.176.5 million for 2017 to S/.62.1 million for 2018. Our E&C gross margin for 2018 was 3.2% compared to 7.6% for 2017. This reduction in our E&C gross profit was mainly due to works we performed, but which were not accepted by the client and additional costs and expenses not recognized in the Talara refinery project as well as the deterioration of accounts receivable.

Other income (expenses). Other income (expenses) increased in our E&C segment, from S/.46.5 million in expenses in 2017 to S/.13.5 million in expenses for 2018, mainly due to the sale of machinery and equipment, the sale of the stake in one consortium, partially offset by the provision for potential civil compensation in favor of the Peruvian state that may be required to pay in connection with the investigations related to the IIRSA South project concession (tranches II and III) and Tranches 1 and 2 of the Lima Metro in which our company and GyM have been included as civilly-responsible third parties as described under “Item 8A. Financial Information—Consolidated Financial Statements and Other Information—Legal and Administrative Proceedings”.

Operating Profit (loss). Our E&C operating profit decreased S/.29.4 million, from a S/.(58.1) million loss for 2017 to a S/.(87.5) million loss for 2018, due to the reduction of gross profit and partially offset by the reduction of administrative expenses as a consequences of the reduction of personnel. Our E&C operating margin was (4.5)% for 2018, compared to (2.5)% for 2017.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2017	2018	Variation
	(in millions of S/.)%
Revenues	1,447.9	1,883.3	30.1%
Gross profit	260.2	350.6	34.7%
Operating profit	202.5	283.0	39.8%

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2017	2018	Variation
	(in millions of S/.)%
Toll Roads	263.8	280.8	6.4%
Mass Transit	365.8	586.3	60.3%
Water Treatment	3.2	3.3	3.1%
Energy	436.9	560.5	28.3%
Operation and Maintenance of Infrastructure Assets	378.3	452.3	19.6%
Total	1,447.9	1,883.3	30.1%

Our Infrastructure revenues increased 30.1% or S/.435.4 million, from S/.1,447.9 million for 2017 to S/.1883.3 million for 2018. The variation in our Infrastructure revenues principally reflected the following:

•	Toll Roads: a 6.4%, or S/.17 million, increase in revenues, from S/.263.8 million for 2017 to S/.280.8 for 2018, primarily due to the increase in traffic and more maintenance works;

•

Mass Transit: a 60.3%, or S/.220.5 million, increase in revenues, from S/.365.8 million for 2017 to S/.586.3 million for 2018, primarily due to the revenues recognized for the advance of the construction of the infrastructure expansion and the operation of new trains;

•

Water Treatment: a 3.1%, or S/.0.1 million, increase in revenues, from S/.3.2 million for 2017 to S/.3.3 million for 2018, primarily due to the larger volume of treated wastewater during 2018 compared to 2017;

•

Energy: a 28.3%, or S/.123.6 million, increase in revenues, from S/.436.9 million for 2017 to S/.560.5 million for 2018, primarily due to an increase in our barrel daily production (3,651 barrel daily production in 2018 versus 3,140 barrel daily production in 2017), and better results in our fuel terminals business (3.9 MM barrels in storage per month in 2018 versus 3.39 MM barrels in storage per month in 2017, and 3.35 MM barrels dispatched per month in 2018 versus 3.43 MM barrels dispatched per month in 2017). Additionally, gas processing levels in our gas processing plant were lower (30.12 MMcf per day in 2018 to 30.57 MMcf per day in 2017), and the prices of liquefied petroleum gas (“LPG”) increased from US$48.18/bbl in 2017 to US$59.36 in 2018. The price of HAS (CGN) went from US$49.44/bbl in 2017 to US$59.36 in 2018; and

•

Operation and Maintenance of Infrastructure Assets: a 19.6%, or S/.74.0 million, increase in revenues, from S/.378.3 million for 2017 to S/.452.3 million for 2018, due to new contracts awarded during 2017 that initiated works in 2018.

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2017	2018	Variation
	(in millions of S/.)%
Toll Roads	89.9	70.5	(21.6)%
Mass Transit	48.7	122.6	151.7%
Water Treatment	0.4	0.6	50.0%
Energy	71.8	120.4	67.7%
Operation and Maintenance of Infrastructure Assets	49.3	36.6	(25.8)%
Total	260.2	350.6	34.7%

Our Infrastructure gross profit increased 34.7%, or S/.90.4 million, from S/.260.2 for 2017 to S/.350.6 million for 2018. Our Infrastructure gross margin was 18.6% for 2018 and 18% for 2017 as well. The variation in our Infrastructure gross profit principally reflected the following:

•

Toll Roads: a 21.6%, or S/.19.4 million, decrease in gross profit, from S/.89.9 million for 2017 to S/.70.5 million for 2018. Our toll roads gross margin decreased from 34.1% for 2017 to 25.1% for 2018 as a consequence of the amortization of the investment made in the Norvial toll road during 2017;

•

Mass Transit: a 151.7%, or S/.73.9 million, increase in gross profit, from S/.48.7 million for 2017 to S/.122.6 million for 2018, primarily due to the expansion works and the operation of new trains. Our gross margin for 2018 was 20.9%, compared to 13.3% in 2017.

•

Water Treatment: a 50%, or S/.0.2 million, increase in gross profit for 2018, from S/.0.4 million gross profit for 2017 to S/.0.6 million gross profit for 2018, due to the larger volume of treated wastewater during 2018 compared 2017. Our water treatment gross margin was 18.2% for 2018, compared to 12.5% for 2017;

•

Energy: a 67.7%, or S/.48.6 million, increase in gross profit, from S/.71.8 million for 2017 to S/.120.4 million for 2018, primarily due to the increase in the price of oil from US$52.84 in 2017 to US$69.29 in 2018. Our energy gross margin was 21.5% for 2018, compared to 16.4% for 2017; and

•

Operation and Maintenance of Infrastructure Assets: a 25.8%, or S/.12.7 million, decrease in gross profit, from S/.49.3 million for 2017 to S/.36.6 million for 2018, due to the impairment of provisions as the result of the passage of time of the Red Vial 1 Road and the Red Vial 3 Road, two contracts with the regional government of Cuzco, Peru. Our operation and maintenance of infrastructure assets gross margin was 8.1% for 2018, compared to 13.0% for 2017.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2017	2018	Variation
	(in millions of S/.)%
Toll Roads	80.1	59.4	(25.8)%
Mass Transit	33.4	110.6	231.1%
Water Treatment	0.1	0.3	200.0%
Energy	61.1	100.7	64.8%
Operation and Maintenance of Infrastructure Assets	27.7	12.1	(56.3)%
Total	202.5	283.0	39.8%

Our Infrastructure operating profit increased 39.8%, or S/.80.5 million, from S/.202.5 million for 2017 to S/.283.0 million for 2018. Our Infrastructure operating margin was 15.0% for 2018, compared to 14.0% for 2017. The variation in our Infrastructure operating profit principally reflected the following:

•

Toll Roads: a 25.8%, or S/.20.7 million, decrease in operating profit, from S/.80.1 million for 2017 to S/.59.4 million for 2018, primarily due to the reduction of gross profit and an increase in administrative expenses due to extraordinary legal expenses in respect of a road accident. Our toll roads operating margin was 21.2% for 2018, compared to 30.4% for 2017;

•

Mass Transit: a 231.1%, or S/.77.2 million, increase in operating profit, from an operating profit of S/.33.4 million for 2017 to S/.110.6 million for 2018, primarily due to the increase in gross profit and the reduction of administrative expenses compared to 2017, including due to extraordinary legal expenses related to arbitrages and a fine from the Peruvian tax authority (SUNAT). Our mass transit operating margin for 2018 was 18.9%, compared to 9.1% for 2017;

•

Water Treatment: a 200%, or S/.0.2 million, increase in operating profit, from an operating profit of S/.0.1 million in 2017 to an operating profit of S/.0.3 in 2018, mainly due to the increase in gross profit and the reduction of administrative expenses as in 2017 there were extraordinary expenses for studies made for a potential expansion of the plant. Our water treatment operating margin for 2018 was 9.1%, compared to 3.1% for 2017;

•

Energy: a 64.8%, or S/.39.6 million, increase in operating profit, from S/.61.1 million for 2017 to S/.100.7 million for 2018, primarily due to the increase in gross profit partially offset by an increase in administrative expenses as a consequence of an increase in services provided by third parties related to IT, accounting and tax consultancy. Our Energy operating margin was 18.0% for 2018, compared to 14.0% for 2017; and

•

Operation and Maintenance of Infrastructure Assets: a S/.56.3%, or S/.15.6 million decrease in operating profit, from a S/.27.7 million profit in 2017 to a S/.12.1 million profit for 2018, primarily due to the amortization of an intangible assets that had resulted from the purchase of an asset. Our Operation and Maintenance of Infrastructure Assets operating margin was 2.7% for 2018, compared to 7.3% for 2017.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2017	2018	Variation
	(in millions of S/.)%
Revenues	647.5	630.1	(2.7)%
Gross profit	147.4	288.0	95.4%
Operating profit	171.5	235.3	37.2%

Revenues. Our Real Estate revenues decreased 2.7%, or S/.17.4 million, from S/.647.5 million for 2017 to S/.630.1 million for 2018. The decrease is primarily due to fewer units delivered in 2018 (1,278 units in 2018 and 1,418 units in 2017). In addition, revenues in 2017 and 2018 were impacted by the sale of Cuartel San Martin in February 2017 for US$50.0 milllion and the sale of land by Almonte in May 2018 for US$92.7 million, respectively.

Gross Profit. Our Real Estate gross profit increased 95.4%, or S/.140.6 million, from S/.147.4 million for 2017 to S/.288.0 million for 2018, mainly as a result of the sale of land by Almonte. Our Real Estate gross margin was 45.7% for 2018, compared to 22.8% for 2017.

Operating Profit. Our Real Estate operating profit increased 37.2%, or S/.63.8 million, from S/.171.5 million for 2017 to S/.235.3 million for 2018, primarily as a result of the increase in gross profit due to the sale of land by Almonte in May 2018.

Financial (Expense) Income, Net

Our net financial expense increased S/.60.0 million from net financial expense of S/.137.0 million in 2017 to net financial expenses of S/.197.1 million in 2018. Excluding foreign exchange differences, our net financial expense increased 21.8%, or S/.31.1 million, from net financial expense of S/.142.6 million for 2017 to net financial expense of S/.173.8 million for 2018, due to a financial discount applied to the long term account receivable of GSP (see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments”), an increase in rates and bank commissions, and the accrual of interest for the beginning of the operations of the second road of Norvial, partially offset by the financial income from the sale of U.S. dollar-denominated obligations of the Peruvian government (CRPAOs) related to the financing of the expansion of Line One of the Lima Metro. Our net exchange difference decreased S/.28.9 million, from a profit of S/.5.6 million for 2017 to a loss of S/.23.3 million for 2018. This decrease is due to depreciation of the sol.

Share of Profit and Loss in Associates

Our share of profit and loss in associates decreased S/.4.2 million, from a profit of S/.0.5 million in 2017 to a loss of S/.3.7 million in 2018, primarily due to the profit from the sale of COGA for S/.4.4 million in 2017.

Income Tax

Our income tax increased S/.67.0 million, from S/.46.3 million for 2017 to S/.113.3 million for 2018. This increase in income tax was primarily due to an increase in profit before tax. Our effective tax rates for 2017 and 2018 were 84.6% and 102.6%, respectively, due to more non-deductible expenses, such as the provision of certain civil compensation.

Net Profit

Our net profit decreased 72.5%, or S/.151.7 million, from a S/.209.2 million profit for 2017 to a S/.57.5 million profit in 2018. Net profit attributable to controlling interests decreased 156.0%, while net profit attributable to non-controlling interests increased 132.4%. Net profit attributable to non-controlling interests increased primarily due to the sale of land by Almonte in May 2018. See “—General—Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies.”

Comparison of Results of Operations of 2016 and 2017

The following table sets forth the components of our consolidated income statement for 2016 and 2017.

	Year ended December 31,
	2016	2017 Restated	Variation
	(in millions of S/.)%
Revenues	4,137.3	4,014.0	(3.0)%
Cost of sales	(3,821.2)	(3,511.6)	(8.1)%

Gross profit	316.1	502.4	58.9%
Administrative expenses	(278.3)	(322.5)	15.9%
Other income (expenses)	(21.9)	(33.3)	52.1%
Other (losses) gains, net	(0.5)	0.5	(200.0)%
Profit from sale of investments	46.3	34.5	(25.5)%

Operating profit	61.7	181.6	194.3%
Financial (expense) income, net	(179.8)	(137.0)	(23.8)%
Share of profit and loss in associates	(590.1)	0.5	(100.1)%

Profit before income tax	(708.2)	45.1	(106.4)%
Income tax	152.2	(46.3)	(130.4)%
Net Profit from continuing operations	(556.0)	(1.2)	(99.8)%
Profit from discontinued operation	104.4	210.4	101.5%
Net Profit (loss)	(451.6)	209.2	(146.3)%
Net Profit attributable to controlling interest	(509.7)	148.7	(129.2)%
Net Profit attributable to non-controlling interest	58.1	60.5	4.1%

Revenues

Our total revenues decreased by 3.0%, or S/.123.3 million, from S/.4,137.3 million for 2016 to S/.4,014.0 million for 2017. Revenues decreased due mainly to a reduction of revenues in the E&C segment as a consequence of fewer projects under execution. This was offset, in part, by an increase in revenues of GMP due to an increase in the average price of oil, as well as an increase in production. Revenues in the Mass Transit business increased due to expansion works, along with major maintenance works by Survial and new contracts awarded during 2016 that initiated works in 2017 for Concar. Revenues in the Real Estate segment increased due to the sale of Cuartel San Martín and also due to an increase in units delivered.

The following table sets forth a breakdown of our revenues by segment for 2016 and 2017.

	Year ended December 31,
	2016		2017		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	2,936.8	71.0%	2,331.9	58.1%	(20.6)%
Infrastructure	1,174.8	28.4%	1,447.9	36.1%	23.2%
Real Estate	411.5	9.9%	647.5	16.1%	57.4%
Corporate	62.1	1.5%	70.0	1.7%	12.7%
Eliminations	(447.9)	(10.8)%	(483.4)	(12.0)%	7.9%

Total	4,137.3	100.0%	4,014.0	100.0%	(3.0)%

Cost of Sales

Our total cost of sales decreased by 8.1%, or S/. 309.6 million, from S/.3,821.2 million for 2016 to S/.3,511.6 million for 2017. This decrease is mainly due to the reduction of revenues.

Gross Profit

Our gross profit increased by 58.9% or S/.186.3 million, from S/.316.1 million for 2016 to S/.502.4 million for 2017. Our gross margin (i.e. gross profit as a percentage of revenues) for 2017 was 12.5% compared to 7.6 % for 2016. In 2016, gross profit was impacted by the early termination of GSP construction consortium in our E&C segment and partially offset by the profit generated by the sale of land of Almonte in our Real Estate segment. During 2016, gross profit was also impacted in our Infrastructure segment by the decrease in oil price. During 2017, gross profit was impacted in our E&C segment by efficiencies in the projects under execution, in our Infrastructure Segment by an increase in oil price, in our Real Estate segment by the sale of Cuartel San Martín.

The following table sets forth a breakdown of our gross profit by segment for 2016 and 2017.

	Year ended December 31,
	2016		2017		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	60.2	19.0%	176.5	35.1%	193.2%
Infrastructure	211.4	66.9%	260.2	51.8%	23.1%
Real Estate	136.5	43.2%	147.4	29.3%	8.0%
Corporate	(0.2)	(0.1)%	(37.8)	(7.5)%	NM
Eliminations	(91.9)	(29.1)%	(43.8)	(8.7)%	(52.3)%

Total	316.1	100.0%	502.4	100.0%	58.9%

Administrative Expenses

Our administrative expenses increased by 15.9%, or S/.44.2 million, from S/.278.3 million for 2016 to S/.322.5 million for 2017. This increase is mainly due to an increase in services provided by third parties principally relating to legal, accounting and tax consultancy. As a percentage of revenues, our administrative expenses increased to 8 % in 2017 from 6.7% in 2016.

Other Income (Expenses)

Our other income (expenses) increased by 52.1%, or S/.11.4 million, from S/.21.9 million in expenses for 2016 to S/.33.3 million in expenses for 2017. In 2016, our other income included the sale of machinery and equipment, price adjustments as well as a reversion of legal and tax provisions in connection with the acquisition of Morelco, and extraordinary income from the settlement agreement reached in connection with the legal proceeding related to the Collahuasi project in Chile. In 2017, our other income included the sale of machinery and equipment, as well as the impairment of the Vial y Vives DSD brand.

Profit from Sale of Investments

We registered a profit of S/.34.5 million from the sale of the certain investments, mainly due to the sales of Red Eagle Mining, PRINSUR and COGA in 2017.

The following table sets forth a breakdown of our operating profit by segment for 2016 and 2017.

Operating Profit

Our operating profit increased 194.3%, or S/.119.9 million, from S/.61.7 million for 2016 to S/.181.6 million for 2017. Our operating margin (i.e., operating profit as a percentage of revenues) was 4.5% for 2017 compared to 1.5% for 2016. The increase in operating margin is primarily due to the increase in profit from the sales of investments and, to a lesser extent, to the increase in gross profit.

	Year ended December 31,
	2016		2017		Variation
	(in millions of S/.)	% of Total	(in millions of S/.)	% of Total	%
Engineering and Construction	(166.1)	(269.2)%	(58.1)	(32.0)%	(65.0)%
Infrastructure	146.1	236.8%	202.5	111.5%	38.6%
Real Estate	108.9	176.5%	171.5	94.4%	57.5%
Corporate	4.4	7.1%	(146.9)	(80.9)%	NM
Eliminations	(31.6)	(51.2)%	12.7	7.0%	(140.2)%
Total	61.7	100.0%	181.6	100.0%	194.3%

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 7 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2016	2017	Variation
	(in millions of S/.)%
Revenues	2,936.8	2,331.9	(20.6)%
Gross profit	60.2	176.5	193.2%
Operating profit	(166.1)	(58.1)	(65.0)%

Revenues. Our E&C revenues decreased 20.6%, or S/.604.9 million, from S/.2,936.8 million for 2016 to S/.2,331.9 million for 2017.

The reduction is due to fewer projects under execution resulting from lower levels of private investment in Peru. The following tables set forth variations in our E&C revenues by business activities, types of contracts and end-markets:

	Year ended December 31,
	2016	2017
	%	%
Engineering services	4.5	8.4
Electromechanic construction	44.6	31.2
Civil construction	35.5	49.8
Building construction activities	15.3	10.6
Other Services	—	—

Total	100.0	100.0

	Year ended December 31,
	2016	2017
	%	%
Cost + fee	3.6	1.6
Unit price	16.9	42.9
Lump sum	79.5	47.3
EPC contracts	—	8.2

Total	100.0	100.0

	Year ended December 31,
	2016	2017
	%	%
Mining	10.7	24.1
Real estate buildings	15.9	10.8
Power	5.1	—
Oil and gas	54.0	31.4
Transportation	5.2	22.9
Water and sewage	4.6	2.0
Other end markets	4.6	8.7

Total	100.0	100.0

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit. Our E&C gross profit increased 193.2%, or S/.116.3 million, from S/.60.2 million for 2016 to S/.176.5 million for 2017. Our E&C gross margin for 2017 was 7.6% compared to 2.0% for 2016. This increase in our E&C gross profit was mainly due to efficiencies implemented in the different projects under execution.

Other income (expenses). Other income (expenses) increased in our E&C segment, from S/.14.2 million in expenses for 2016 to a S/.46.5 million expenses in 2017, mainly because while this item usually includes sales of machinery and equipment, in 2017, it also included the impairment of the Vial y Vives DSD brand.

Operating Profit. Our E&C operating profit increased S/.108.0 million, from a S/.166.1 million loss for 2016 to a S/.58.1 million loss for 2017, due to an increase of gross profit, a reduction of administrative expenses, related to a reduction of personnel and lower expenses relating to bid proposals, and the profit from the sale of the shares of Red Eagle Mining owned by Stracon GyM. Our E&C operating margin was (2.5)% for 2017 compared to (5.7)% for 2016.

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

Financial (Expense) Income, Net

Our net financial expense decreased S/.42.8 million from net financial expenses of S/.179.8 million in 2016 to net financial expenses of S/.137.0 million in 2017. Excluding foreign exchange differences, our net financial expense decreased 14.6%, or S/.24.5 million, from net financial expenses of S/.167.1 million for 2016 to net financial expenses of S/.142.6 million for 2017 due to a reduction of debt and due to the fact that no additional discounts in long term accounts receivables of GSP beyond those registered in 2016 were registered in 2017. Our net exchange difference increased S/.18.1 million, from a loss of S/.12.5 million for 2016 to a profit of S/.5.6 million for 2017. This increase is due to the appreciation of the sol against the U.S. dollar from 2016 to 2017.

Share of Profit and Loss in Associates

Our share of profit and loss in associates increased S/.590.6 million from a loss of S/.590.1 million in 2016 to a profit of S/.0.5 million in 2017. In 2016 we registered the impairment of our investment in GSP as a consequence of the cancellation of the concession on January 24, 2017. There were no additional impairments in 2017. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

Income Tax

Our income tax increased S/.198.5 million, from a negative income tax of S/.152.2 million in 2016 to an income tax of S/.46.3 million for 2017. This increase in income tax was primarily due to an increase in profit before tax. Our effective tax rates for 2017 and 2016 were 102.6% and 20.5%, respectively.

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

As a result of the termination of the GSP gas pipeline concession, we have renegotiated three debt instruments as follows: (i) we amended the terms of our syndicated loan related to our equity investment in GSP; (ii) we repaid our proportional guarantee of the GSP bridge loan and entered a new term loan; and (iii) we amended the terms of our proportional repayment obligations under the GSP performance guarantee.

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

On November 6, 2018, our company’s general meeting of shareholders and board of directors approved an offering and sale of our company’s common shares in a private placement. Accordingly, in December 2018, our company issued and sold a total of 69,380,402 common shares to certain of our company’s existing shareholders that exercised preemptive rights in accordance with Peruvian law. Additionally, on April 2, 2019, our company issued and sold 142,483,633 common shares pursuant to the private placement, of which: (i) 55,291,877 shares were paid in full and (ii) 87,191,786 shares were paid 50% with 50% to be paid by July 1, 2019. In total, our company issued and sold 211,864,065 common shares, with the proceeds amounting to US$130 million to use to reduce debt, to pay our vendors and for working capital of one of our company’s subsidiaries.

We believe that our sources of cash will be sufficient to cover our working capital needs in the ordinary course of business. We believe that our cash from operations and our other sources of cash are sufficient to satisfy our current capital expenditures and debt service obligations through the next twelve months.

We are currently in default under one of our debt instruments. In addition, in the past we were in default under certain of our debt instruments and procured waivers from our creditors under such instruments. For more information, see “Item 13. Defaults, Divided Arrearages and Delinquencies.”

We had credit lines with various financial institutions for a total amount of US$1,427.3 million as of December 31, 2017 and US$661.6 million as of December 31, 2018. However, our banks have currently restricted us from taking out further lines of credit to finance new operations. See “—A. Operating Results—Recent Developments—Emergency Decree and Subsequent Legislation.”

At December 31, 2018, our cash and cash equivalents totaled S/.801.1 million (US$237.1 million), of which S/.76.3 million (US$22.6 million) was held by our foreign subsidiaries. We intend to distribute any excess cash to our company. We are not currently required to accrue or pay any material taxes associated with the repatriation of these funds. In addition, our foreign subsidiaries have no contractual restrictions, and we are not aware of any material legal restrictions, on their ability to transfer funds to us in the form of cash dividends, loans or advances.

Cash Flows

The table below sets forth certain components of our cash flows for 2016, 2017 and 2018.

	Year ended December 31,
	2016	2017	2018
	(in millions of S/.)
Net cash provided by (used in) operating activities	333.7	491.2	279.3
Net cash provided by (used in) investing activities	(373.7)	348.9	137.9
Net cash provided by (used in) financing activities	(85.8)	(786.1)	(300)
Net increase (net decrease) in cash	45.8	54.0	117.1

Cash Flow from Operating Activities

Net cash flow used in in operating activities in 2018 was lower than in 2017. For 2018, this reflects the reduction of accounts payable according to terms with our suppliers, and a decrease in accounts receivable due to a reduction in accounts advanced to suppliers, taxes paid in advance and other accounts receivable.

Net cash flow used in operating activities in 2017 was greater than in 2016. For 2017, this reflects an increase in account payables during the year, due to the renegotiation of terms with our suppliers to pay in longer periods.

Cash Flow from Investing Activities

Net cash flow provided by investing activities in 2018 was lower than in 2017. In 2018, we sold more property, plant and equipment than we did in 2017.

Net cash flow provided by investing activities in 2017 was higher than in 2016. In 2017, there was more cash flow from the sale of assets than cash flow used in investments.

Cash Flow from Financing Activities

Net cash flow provided by financing activities in 2018 was lower than in 2017. This is primarily due to less reduction of debt during the course of the year compared to 2017, and the capital increase approved at the end of the year.

Net cash flow provided by financing activities in 2017 was higher than in 2016. This is primarily due to the reduction of GSP debt with the sale of assets.

Indebtedness

As of December 31, 2018, we had a total outstanding indebtedness of S/.2,139.7 million (US$633.2 million) as set forth in the table below.

Segment	Type	Debt Amount				Total in millions of S/.	Total in millions of US$	Weighted average interest rate	Range of Maturity Dates
		(in millions of US$)	(in millions of S/.)	(in millions of CLP)(1)	(in millions of COP)				Minimum	Maximum
E&C	Leasing	2.4	—	1,901.4	1,364.1	18.8	5.6	3.9%	02/01/2019	02/01/2023
	Promissory Note	18.6	154.9	—	5,038.9	222.9	66.0	7.1%	01/01/2019	31/12/2020
Infrastructure	Leasing	0.7	5.1	—	—	7.6	2.2	6.1%	20/01/2019	01/11/2021
	Long term loan	94.0	937.0	—	—	1,254.7	371.3	5.7%	25/07/2019	25/11/2039
	Promissory Note	4.1	—	—	—	13.9	4.1	15.8%	04/01/2019	22/02/2019
Real Estate	Leasing	—	12.1	—	—	12.1	3.6	7.8%	02/01/2019	01/07/2022
	Promissory Note	—	131.7	—	—	131.7	39.0	8.0%	18/01/2019	26/01/2020
Corporate	Long term loan(2)	141.5	—	—	—	478.0	141.5	8.4%	11/06/2019	10/12/2020
	Total	261.3	1,240.8	1,901.4	6,403.0	2,139.7	633.2

(1)	Includes debt held by Vial y Vives—DSD that is denominated in Chilean pesos.
(2)	Does not include our payable to Chubb Insurance Company related to our proportional repayment obligation under the GSP performance guarantee, which was repaid in full on December 6, 2018.

As of March 31, 2019, S/.149.0 million (US$44.1 million) of our total indebtedness indicated in the table above has matured, of which S/.39.0 million (US$11.5 million) was repaid and S/.110.0 million (US$32.5 million) was renewed by extending the maturities. The weighted average interest rate of this renewed indebtedness and additional indebtedness was 7.7% and the maturity dates range from April 4, 2019 to June 26, 2019.

Set forth below is a description of our material outstanding indebtedness as of December 31, 2018.

Leasing. As of December 31, 2018, we were party to numerous leasing agreements with several financial institutions which in the aggregate amounted to approximately S/.42.97 (US$12.64 million). We entered into such agreements primarily for the purpose of leasing the equipment and other assets necessary to run our operations. Upon maturity of each leasing agreement, we have the option to purchase or return the equipment or assets to the lessor. The amounts owed under these leasing agreements are generally repaid in monthly installments, subject to a minimum guaranteed payment corresponding to the minimum amount for which the equipment or assets could be sold to a third-party.

Citibank, N.A. Secured Loan. Our subsidiary GMP has a secured loan with Citibank, N.A. under a loan agreement dated September 19, 2008 and amended on August 27, 2012, with an outstanding principal amount of S/.20.70 million (US$6.13 million) as of December 31, 2018 and as of the date of this annual report. This loan accrues interest at an annual rate of three month LIBOR plus: (i) 1.70% if, at the installment payment date, the exchange rate between the sol and U.S. dollar remains between S/.2.60 to S/.2.75 per US$1.00 or (ii) 1.95%, if otherwise. The loan matures in August 2020. The proceeds of the loan were used by our subsidiary GMP to finance the construction, equipment and operation of the Gas Pariñas plant in Talara. The agreement is secured by certain land, equipment and accounts receivable of GMP. The agreement contains certain customary covenants, including restrictions on the ability of GMP to pay dividends if it is in default under the loan and the obligation by GMP to maintain the following financial covenants during the term of the agreement: (a) Leverage Ratio (as defined therein) shall not be greater than 1.50; (b) Debt Service Coverage Ratio (as defined therein) shall not be less than 1.20; (c) Liquidity Ratio (as defined therein) shall not be less than 1.10; and (d) Debt Coverage Ratio (as defined therein) shall not be greater than 2.20.

Norvial Corporate Bonds. In July 2015, Norvial established its first corporate bond program on the Lima Stock Exchange, for a total amount of S/.365 million (US$106.9 million). The first tranche under this program was issued for an amount of S/.80 million, due 2020 with an annual interest rate of 6.75%. The second tranche was issued for an amount of S/.285 million, due 2027 with an annual interest rate of 8.375%, structured in three disbursements. In July 2015 we received the first disbursement for S/.105 million, in January 2016 we received the second disbursement for S/.100 million and in July 2016 we received the third disbursement of S/.80 million. These bonds are secured by: (i) certain cash flows; (ii) a mortgage on the Norvial concession; (iii) a lien over Norvial shares; (iv) the assignment of Norvial’s rights over a performance bond provided by GMP; and (v) any additional guarantees granted in favor of other secured creditors. The proceeds of these bonds were used to pay S/.85 million of debt outstanding under a short-term loan agreement with Banco de Crédito del Perú (BCP) for a total S/.150 million, and the rest was used to finance the construction of the second stage of Ancon – Huacho Pativilca highway and the value added tax linked to the implementation of the project expenses. As of December 31, 2018, Norvial had S/.325.4 million (US$96.3 million) outstanding under these bonds.

Senior Secured Notes. On February 2015, GyM Ferrovías issued a total of S/.629 million (US$184.3 million) Series A Senior Secured VAC-Indexed Notes due 2039, with an annual interest rate of 4.75% plus adjustments for inflation. The bonds are secured by (i) a mortgage on the Lima Metro concession, (ii) a lien on GyM Ferrovías shares, (iii) certain collection rights, (iv) certain cash flows and (v) liens on certain accounts. The proceeds from the issuance were used to repay a short term loan provide by Banco de Crédito del Perú-BCP for S/.400 million, funding of the reserve accounts, payment of the issuance expenses, and for the partial repayment of a subordinated loan provided by certain shareholders of GyM Ferrovías to GyM Ferrovías. According to the indenture, in order to make any payment of a subordinated loan or distribute any dividends, our Debt Service Coverage Ratio (as defined therein) should be at least 1.2x. Under the indenture GyM Ferrovías has fund the debt service reserve account on a quarterly basis with the equivalent of the amounts due in the next two succeeding interest payment dates. Moreover, the operation and maintenance reserve account must be funded annually with an amount equal to twenty-five percent (25%) of operation and maintenance costs of the corresponding current annual budget. As of December 31, 2018, GyM Ferrovías had S/.52.8 million (US$15.7 million) outstanding under these notes.

Financing of the Expansion Project of the Lima Metro Concession. On August 23, 2017, GyM Ferrovias entered into a US$396 million financing structure with Mizuho Bank, Ltd and Sumitomo Mitsui Banking Corporation. The particular structure for the expansion project of the Lima Metro involves the securitization of irrevocable and unconditional payment obligations of the Government of Peru (CPAOs), which have been sold by GyM Ferrovias to a borrower under a long-term loan facility. The expansion project includes the improvement of civil works and the purchase of additional rolling stock, including trains and cars that will be designed, built, operated and maintained by GyM Ferrovías, as concessionaire under the Lima Metro concession. The financing is structured as a long-term loan facility and a working capital facility. As of December 31, 2018, US$62.0 million was outstanding under this financing structure.

BCP Loan. In December 2015, our subsidiary GMP S.A. and Oiltanking Peru S.A.C. subscribed in equal parts to a medium term loan credit agreement for up to US$100 million with Banco de Crédito del Peru, comprised of (i) a medium term tranche for up to US$70 million (for additional investments) with an annual interest rate of 6.04% and a term of five years, and (ii) a medium term tranche for up to US$30 million (for committed investments) with an annual interest rate of 6.32% and a term of eight years. The tranches of the loan mature in 2024 and 2027, respectively. The proceeds of this loan are to finance Terminales del Peru’s obligations in the operation contracts that it maintains with Petroperu in regards to the Central Terminal (corresponding to the Callao Port), and North Terminals (corresponding to the Etén, Salaverry, Chimbote and Supe Ports). As of December 31, 2018, GMP S.A. had US$24.6 million (S/.83.0 million) outstanding under this loan.

Syndicated Loan. In December 2015 we entered into a medium term loan credit agreement for up to US$200 million (S/.672 million) with Credit Suisse AG, Cayman Islands Branch, and Credit Suisse Securities (USA) LLC. The term of the loan is five years, with quarterly installments starting on the 18th month. The loan accrued interest at a rate of three months Libor plus 3.9% per year. The proceeds were used to finance our equity participation in GSP, which was the concessionaire of the southern gas pipeline project. As of December 31, 2018, the principal amount outstanding under this loan was US$37.5 million (S/.127 million) and, as of the date of this annual report, the principal amount outstanding under this loan is US$31.45 million (S/.103.45 million).

As a result of the termination of the GSP gas pipeline concession, in June 2017, we entered into an amendment to the credit agreement. According to the terms of the amendment, our syndicated loan matures in December 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment. The syndicated loan continues to accrue interest at LIBOR plus 4.90% per year. In addition, we are prohibited from paying dividends until the loan is repaid in full. Also, we have provided additional security interests, so that the amended syndicated loan will be secured by: (i) a first lien on our shares of GyM and Concar; (ii) a first lien on our shares of Almonte; (iii) a first lien on certain real estate properties in Surquillo; (iv) liens on certain related accounts; (v) a second priority lien on our shares of CAM and CAM Servicios; and (vi) a first lien on cash flows from the sale of certain assets.

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

GSP Bridge Loan and New Term Loan. With the termination of the GSP gas pipeline concession, our proportional guarantee under the GSP bridge loan became due. As of December 31, 2016, there was US$129 million (S/.433.4 million) of principal amount outstanding under our corporate guarantee. The principal amount outstanding under the GSP bridge loan has been entirely paid. On June 27, 2017 we entered into a new US$78.7 million (S/.264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to prepay GSP bridge loan. The new term loan matures on 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment. The agreement with respect to such term loan contains a covenant restricting the Consolidated Leverage Ratio (as defined therein) from exceeding 3.5:1.0 at any time and the CAM Chile Leverage Ratio (as defined therein) from exceeding 2.5:1.0 at any time. The term loan accrues interest at LIBOR plus 4.50% per year, which will increase to 5.00% during the second year and to 5.50% during the third year. In addition, we will be prohibited from paying dividends until the loan is repaid in full. Also, the term loan will be secured by: (i) a first lien on our rights to receive the termination payment derived from the GSP termination (the “VCN”), (ii) a second priority lien on our shares of GyM and Concar; (iii) a second priority lien on our shares of Almonte; (iv) a second priority lien on certain real estate properties in Surquillo; (v) a second priority lien on our shares of CAM; (vi) a second priority lien on our shares of CAM Servicios; and (vii) a first lien on cash flows from the sale of certain assets. The principal amount outstanding under the new term loan was US$63.47 million (S/.214.46 million) as of December 31, 2018, and as of the date of this annual report, there is US$47.25 million (S/.156.16) outstanding on the term loan.

GSP Performance Guarantee. Upon the termination of the GSP gas pipeline concession, our proportional repayment obligations under the GSP performance guarantee from Chubb Insurance Company in the amount of US$52.5 milllion (S/.177.4 million) became due. On December 6, 2018, we paid the final installment with respect to our our obligations to Chubb Insurance Company.

Financial Stability Framework Agreement. On July 31, 2017, we, and certain of our subsidiaries, GyM, Construyendo País S.A., Vial y Vives — DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1.6 million and S/.143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM a line of credit of up to US$51.6 million and S/.33.6 million; (iii) grant us, GyM, Construyendo País S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of us and GyM for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of GyM and us, as well as the request of Construyendo País S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April 2018, we repaid US$72.7 million of the facility with the proceeds of the sale of Stracon GyM and in July of 2018 we repaid an additional of US$ 15.4 million. As of December 31, 2018, there was US$59.44 million outstanding under this agreement.

As of December 31, 2018 and as of the date hereof, our construction subsidiary GyM is under a continuing default under the Financial Stability Framework Agreement with respect to its failure to comply with certain ratios between Tranche A (client invoices) and Tranche B (client provisions). No event of default has been formally notified to GyM by the lenders, and our subsidiary has requested a waiver from the lenders, which is pending. If duly notified to GyM by the lenders, the consequence of this default would be to transfer certain amounts due under Tranche A to Tranche B, for which payment is not due until July 2019. As of December 31, 2018, there was US$43.7 million (S/.147.8 million) outstanding under Tranche A and US$15.7 million (S/.53.0 million) outstanding under Tranche B of the facility, for a total of US$59.4 million.

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

Capital Expenditures

The table below provides our total capital expenditures incurred in 2016, 2017 and 2018.

		2016		2017		2018
		(in millions of S/.)	(in millions of US$)	(in millions of S/.)	(in millions of US$)	(in millions of S/.)	(in millions of US$)
E&C(1)(2)	Capital expenditure	116.8	34.8	49.4	15.2	(40.2)	(11.9)
	Divestitures	—	—	(11.8)	(3.6)	(257.6)	(76.2)
	Total E&C	116.8	34.8	37.6	11.6	(297.8)	(88.1)
Infrastructure	Capital expenditure	146.8	43.7	122.6	37.8	131.7	39.0
	Divestitures	—	—	—	—	—	—
	Total Infrastructure	146.8	43.7	122.6	37.8	131.7	39.0
Real Estate(3)	Capital expenditure	49.7	14.8	39.7	12.2	(4.9)	(1.5)
	Divestitures	—	—	(36.3)	(11.2)	—	—
	Total Real Estate	49.7	14.8	3.4	1.0	(4.9)	(1.5)
Corporate(2)	Capital expenditure	529.5	157.6	(-0.6)	(0.2)	2.2	0.6
	Divestitures	(107.6)	(32.0)	(121.7)	(37.5)	(12.1)	(3.6)
	Total Corporate	421.9	125.6	(122.3)	(37.7)	(10.0)	(3.0)
	TOTAL(4)(5)	735.2	218.8	41.2	12.7	(181.0)	(53.6)

(1)

In our consolidated financial statements, in accordance with IFRS, we record in “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments, which is included in the table above.

(2)	Includes S/.73.4 million, S/.0 million and S/.0 million of capital expenditures related to acquisitions in 2016, 2017 and 2018, respectively.
(3)

Includes S/.13.9 million, S/.1.0 and S/.8.3 million in investments in 2016, 2017 and 2018, respectively, for the purchase of land by our Real Estate segment, which in accordance with IFRS are recorded in our consolidated financial statements as “inventory.”

(4)

In our consolidated financial statements, in accordance with IFRS, we record as “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments which is included in the table above.

(5)	Divestitures are related to the sale of non-strategic assets, and minor divestitures are in capital expenditures.

Capital expenditures for our E&C segment of approximately S/.116.8 million (US$34.8 million), S/.49.9 million (US$15.2 million) and S/.(40.2) million (US$(11.9) million), in 2016, 2017 and 2018, respectively, primarily correspond to the purchase and sale of equipment and machinery and, to a lesser extent, investments relating to mining services contracts. In 2016, capital investments in the E&C segment also included S/.51.1 million (US$15.2 million) with respect to an additional stake in Vial y Vives- DSD. In 2017, capital investments in the E&C segment only included the purchase and sale of equipment and machinery. In 2018, capital investments in the E&C segment only included the sale of equipment.

Capital expenditures for our Infrastructure segment of approximately S/.146.8 million (US$43.7 million), S/.122.6 million (US$37.8 million) and S/.131.7 million (US$39 million) in 2016, 2017 and 2018, respectively, correspond to periodic maintenance and the construction of the second stage of our Norvial toll road concession and, in our Energy line of business, oil development drilling activities as well as improvements for our gas processing plant and investments in the Lima Metro. In 2016, capital expenditures mainly corresponded to the start of the campaign to drill wells in Block IV, the expansion of tanks at Terminales del Peru and the construction of the second stage of our Norvial toll road concession. In 2017, capital expenditures for our Infrastructure segment continued with the construction and maintenance of second stage of Norvial toll road concession, and also investments incurred in drilling wells in Blocks IV. In 2018, capital expenditures for our infrastructure segment also included the continuation of drilling wells and, to a lesser extent, the maintenance of the Lima Metro and the second stage of our Norvial toll road concession.

Capital expenditures for our Real Estate segment of approximately S/.49.7 million (US$14.8 million), S/.39.7 million (US$12.2 million) and S/.(4.9) million (US$(1.5) million) in 2016, 2017 and 2018, respectively, primarily correspond to the purchase of land for real estate projects, including the Pezet and Paul Harris projects in 2016, an additional purchase for the Paul Harris project in 2017, and the liquidation of Panorama project, and an additional purchase for the Paul Harris project in 2018.

In 2016, corporate segment investments were S/ 529.5 million, which mainly included S/426.4 million (US$127 million) for the acquisition of our 20% stake in GSP and S/.22.3 million (US$6.6 million) for an additional stake in Adexus. In 2017 and 2018, there were no relevant corporate segment investments, as the company initiated a divestment process of non-strategic assets.

Divestitures in 2016 consisted of S/.107.6 million (US$32.0 million) relating to the sale of our 1.64% stake in Transportadora de Gas del Perú S.A. (TGP). Divestitures in 2017 consisted of approximately S/.169.8 million (US$52.3 million) relating to the sale of our stake in Red Eagle of Stracon GyM, the sale of our 22.5% stake held in our associate, PRINSUR, the sale of our 89.19% interest in GMD, our IT services subsidiary, and the sale of our 51% interest in COGA to our partners, Enagas and Carmen Corporation. Divestitures in 2018 consisted of S/.269.7 million (US$79.8 million) relating to the sale of our interests in Stracon GyM, CAM Chile and CAM Servicios.

We have budgeted S/.268.8 million (US$79.6 million) in capital expenditures for 2019. Our current plans for our E&C segment contemplate capital expenditures in 2019 of approximately S/.11.5 million (US$3.4) million, mainly for the purchase of equipment and machinery. Our current plans for our Infrastructure segment contemplate capital expenditures in 2019 of approximately S/.230.4 million (US$68.2 million), principally for investments in oil development drilling activities. Our current plans for our Real Estate segment contemplate expenditures in 2019 of approximately S/.59.9million (US$17.7 million) for the purchase of land for real estate development projects. Our current plans for our Corporate segment contemplate divestitures in 2019 of approximately S/.33 million (US$9.8 million).

These estimates are subject to change. We routinely evaluate acquisitions, new infrastructure concessions, land purchases and other investment or divestiture opportunities that are aligned with our strategic goals, particularly in Peru, Chile and Colombia. We cannot assure you that we will find opportunities on terms that we consider to be favorable to us, whether we will be able to take advantage of such opportunities should they arise, or the timing of and funds required by such opportunities. In addition, should we undertake any such investments, we expect to finance these opportunities with a combination of cash on hand, new borrowings and/or financial contributions from partners, depending on a variety of commercial considerations at such time. See “Part I. Forward-Looking Statements.”

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

Our Main Market: Peru

The following sets forth key macroeconomic trends in our markets, Peru, Chile and Colombia. For additional information on trends in our business, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations” and “Item 4.B. Business Overview—Backlog.”

Overview of the Peruvian Economy

Our results are substantially affected by economic conditions prevailing in Peru. The Peruvian economy has been one of the fastest growing economies globally during the period from 2014 to 2018. According to the Peruvian Central Bank, Peruvian real GDP grew at an average rate of 3.24% during that period, one of the highest rates in South America. The economic expansion during this period was a result of robust domestic demand, increase in investment, price stability, increase in foreign direct investment, and an improvement in public finances, among other factors.

Nominal GDP per capita has increased from S/. 21,959.3 in 2014 to S/. 23,670.2 in 2018, a 7.79%% increase. Average annual inflation, measured by the change in the CPI index, was 2.9% in the period from 2014 to 2018. On the other hand, Peru’s Sol, depreciated from an average of S/.2.84 per US$1.00 in 2014 to an average of S/.3.29 per US$1.00 in 2018, a depreciation of 14.3%. Peru’s sovereign debt has been granted investment grade rating by S&P, Fitch and Moody’s. At the end of 2018, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB+ by S&P (August 2013) and Fitch (March 2019) and A3 by Moody’s (August 2018).

The following table sets forth the main economic indicators of the Peruvian economy from 2014 to 2018:

	2014	2015	2016	2017	2018
Nominal GDP (US$ billions)	202.8	192.3	195.3	215.1	225.3
Nominal GDP / capita (US$)	6,455.0	6,172.7	6,204.5	6,756.7	7,005.1
Real GDP growth rates (% based on local currency GDP)	2.4%	3.3%	4.0%	2.5%	4%
Private consumption growth rate	3.9%	4.0%	3.3%	2.5%	3.8%
Private investment growth rate	(2.3%)	(4.3%)	(5.9%)	0.1%	4.4%
Foreign direct investment growth rate	(15.2%)	4.9%	(17.0%)	(1.4%)	(8.8%)
Public expenditure (consumption and investment) growth rate	3.6%	3.6%	(0.2%)	1.1%	4.3%
Total private and public fixed investment growth rate(1)	(2.1%)	(5.3%)	(4.6%)	0.0%	5.2%
Exports growth rate	(0.9%)	4.0%	9.5%	8.5%	2.5%
Imports growth rate	(1.4%)	2.4%	(2.2%)	4.0%	3.4%
Inflation (measured by change in CPI)	3.2%	4.4%	3.2%	1.4%	2.2%
Average exchange rate (S/./US$)	2.84	3.19	3.38	3.26	3.29
End of period exchange rate (S/./US$)	2.99	3.41	3.36	3.25	3.38
Central Bank interest rate (end of period)	3.50%	3.75%	4.25%	3.25%	2.80%
Population (million)(1)	31.4	31.1	31.5	31.8	32.5
Unemployment rate(1)	6.0%	6.4%	6.7%	6.7%	6.6%
Total public debt (US$ billions)	38.6	41.8	46.7	53.6	57.9
Public debt/nominal GDP (%)	20.0%	23.3%	23.8%	24.8%	25.7%
Net reserves (US$ billions)	62.3	61.5	61.7	63.6	60.2
Net reserves/nominal GDP (%)	30.7%	32.0%	31.6%	29.6%	26.7%
Fiscal surplus (deficit)/nominal GDP (%)	(0.3%)	(2.1%)	(2.6%)	(3.1%)	(2.4%)

Source: Peruvian Central Bank, SBS, Ministry of Economy and Finance, National Statistical Institute of Peru (INEI), IMF.

(1)	2018 projected by IMF.

The following table sets forth real gross domestic product by expenditure for the years indicated.

GDP by Expenditure (% of GDP unless otherwise stated)	2014	2015	2016	2017	2018
Government consumption	12.2	12.6	12.0	11.8	11.5
Private consumption	63.0	65.5	65.5	64.8	64.7
Total fixed investment	26.3	24.6	22.6	21.1	22.4
Public sector	5.6	5.0	4.8	4.6	4.8

GDP by Expenditure (% of GDP unless otherwise stated)	2014	2015	2016	2017	2018
Private sector	20.1	19.3	17.8	16.9	17.6
Change in inventories(1)	0.6	0.3	(0.0)	(0.5)	(0.6)
Exports of goods and services	22.4	21.0	22.1	24.3	25.0
Imports of goods and services	24.0	23.7	22.2	22.0	23.0
Net exports	(1.6)	(2.7)	(0.1)	2.3	2.0
GDP (in billions of US$)	202.8	192.3	195.3	215.1	225.3

Source: Peruvian Central Bank

(1)	Defined as the difference between the volume at the end of the period and the volume at the beginning of the period; valued at the average price over the period.

Key Industry Sectors Relating to Our Business in Peru

Construction and Infrastructure

The Peruvian construction industry nominal GDP is estimated at US$13.3 billion and accounted for 5.9% of the country’s nominal GDP in 2018 according to the Peruvian Central Bank. Construction GDP grew at an average of 0.5% annually in real terms during the five years from 2014 to 2018. The following table illustrates, from 2014 to 2018, the average real growth rate in both private investment and construction in Peru vis-à-vis the average real GDP growth rate.

Growth of Real Private Investment GDP and Real Construction Sector GDP vs. Real GDP

Source: Peruvian Central Bank.

Mining

Peru is a poly-metallic resources producer and exports several metals including silver, copper, zinc, gold and lead, among others. Peru is also a major contributor to global metal reserves. According to the U.S. Geological Survey of 2018, Peru holds 15.9% of global silver reserves, 12.3% of global zinc reserves, 11.4% of global copper reserves and 4.4% of global gold reserves, as of March 2019. According to the Peruvian Central Bank, mining exports reached approximately US$ 28.8 billion and represented 59% of total Peruvian exports in 2018.

As of December 2017, the Peruvian Ministry of Energy and Mines estimates 48 mining projects at various stages of development involving an estimated investment of US$59.1 billion.

Mining Investment Projects by Level of Development

	Number of Projects	US$ billion
Under construction	7	10.1
Detailed Engineering	5	4.9
Feasibility	14	14.6
Pre-feasibility	22	29.4
Total	48	59.1

Source: Peruvian Ministry of Energy and Mines.

Oil and Gas

The oil and gas activity in Peru has decreased with a sector nominal GDP average annual growth rate of (3.0)% during the five years from 2014 to 2018. Oil and gas activity includes the exploration and production, and transportation and commercialization of hydrocarbon products and derivatives.

According to the Peruvian Ministry of Energy and Mines, during 2018, local production of petroleum was approximately 48.5 Mbbl per day, 12.25% more than 2017. Peruvian gas production increased considerably since 2004, when the Camisea project, the largest gas project in Peruvian history, began operations. The Peruvian Ministry of Energy and Mines reports that as of 2017, proven reserves of oil and gas amounted to 3,131 MMboe. The Peruvian government’s reserves methodology may differ materially from the one mandated by the SEC.

Hydrocarbons Proven Reserves and Production Evolution in Peru (in MMboe)

Source: Peruvian Ministry of Energy and Mines

Our Other Markets: Chile and Colombia

Chile

Overview of the Chilean Economy

Our activities in Chile span across the E&C and power services sectors. The following table sets forth the main economic indicators of the Chilean economy for the period from 2014 to 2018.

Values in nominal US$ billion unless otherwise stated	2014	2015	2016	2017	2018
Nominal GDP	261.1	244.0	250.1	276.9	298.8
Nominal GDP / capita (US$)	14,655.5	13,548.4	13,743.8	15,057.6	15,934.7
Real GDP growth rate (%)	1.9%	2.2%	1.3%	1.5%	4.0%
Inflation (%, measured by change in CPI)	4.6%	4.4%	2.7%	2.3%	2.6%
Total private and public fixed investment	58.4	53.6	57.8	61.8	58.7
Average exchange rate (CLP/US$)	570.0	654.2	676.8	649.3	640.29
End of period exchange rate (CLP/US$)	607.4	707.3	667.3	615.2	694.0
Population (million)(1)	17.8	18.0	18.2	18.4	18.8

Values in nominal US$ billion unless otherwise stated	2014	2015	2016	2017	2018
Unemployment rate	6.4%	6.2%	6.5%	7.0%	6.7%
Public Debt / nominal GDP (%)	14.0%	16.0%	21.3%	24.9%	25.6
Net reserves / nominal GDP (%)	15.5%	15.8%	16.2%	14.1%	14.5%
Fiscal surplus (deficit) / nominal GDP (%)	(1.5%)	(2.1%)	(2.7%)	(2.8%)	(3.1%)

Source: Chilean Central Bank, Chilean Government Budget Office, IMF, Global Insight

(1)	2018 projected by the IMF

The Chilean real GDP grew at an average annual rate of 2.2% during the five years from 2014 to 2018 in real terms. The country’s nominal GDP per capita has increased 24.2% from CLP 8.9 million in 2014 to CLP 11.1 million in 2018. This expansion was mainly driven by a strong domestic demand in real terms: total consumption grew on average at 3.2% per year during the five years from 2014 to 2018. Inflation has remained stable since 2014, averaging 3.3% between 2014 and 2018, in line with the Chilean Central Bank’s inflation target of 3% +/- 1%. Chilean sovereign debt has the highest rating in the South America region, rated A+ by S&P (July 2017), A1 by Moody’s (July 2018) and A by Fitch (February 2019).

Colombia

Overview of the Colombian Economy

Our current activities in Colombia involve technical services provided primarily to the power services sector. The following table sets forth the main economic indicators of the Colombian economy for the period from 2014 to 2018.

Values in nominal US$ billion unless otherwise stated	2014	2015	2016	2017	2018
Nominal GDP	377.9	288.4	280.4	309.2	266.4
Nominal GDP / capita (US$)	7,928.1	5,983.0	5,751.6	6,272.4	5,349.1
Real GDP growth rate (%)	4.6%	3.1%	2.0%	1.8%	2.7%
Inflation (%, measured by change in CPI)	3.7%	6.8%	5.8%	4.1%	3.1%
Total private and public fixed investment	76.5	60.7	66.7	66.7	64.6
Average exchange rate (COP/US$)	2,001.1	2,771.5	3,051.0	2,951.3	2,956.6
End of period exchange rate (COP/US$)	2,392.5	3,149.5	3,000.7	2,984.0	3,208.6
Population (million)(1)	47.7	48.2	48.7	49.3	49.8
Unemployment rate(1)	8.7%	8.6%	8.7%	8.6%	9.7%
Public Debt / nominal GDP (%)	37.7%	41.4%	42.8%	45.3%	50.4%
Net reserves / nominal GDP (%)	12.5%	16.2%	16.6%	15.4%	14.2%
Fiscal surplus (deficit) / nominal GDP (%)	(2.6%)	(3.1%)	(3.9%)	(3.3%)	(3.1%)

Source: Colombian National Department of Administration of Statistics (DANE), Colombian Central Bank, Colombian Treasury Department, IMF, Global Insight

(1)	2018 projected by the IMF

Colombian real GDP grew at an average annual rate of 2.8% during the five years from 2014 to 2018. The country’s nominal GDP per capita has decreased 9.5% from COP 19.0 mm in 2014 to COP 17.2 mm in 2018. Inflation has increased in recent years, averaging 4.7% per year from 2014 to 2018, higher than the Colombian Central Bank’s inflation target of 3% +/- 1%. On the other hand, the Colombian peso depreciated from an average of COP 2,001.1 per US$1.00 in 2014 to an average of COP 2,956.6 per US$1.00 in 2018. Colombia’s sovereign debt currently holds BBB rating from Fitch (November 2018) BBB- from S&P (December 2017), and Baa2 from Moody’s (February 2018). Colombia is also recognized for its investor-friendly legal regime.

E. Off-Balance Sheet Arrangements

As of December 31, 2018, we did not have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

For information about performance guarantees and similar instruments that we obtained in the ordinary course of business, see note 32 to our audited annual consolidated financial statements included in this annual report.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with payment terms as of December 31, 2018.

	Payments Due By Period (in millions of S/.)
	Less than 1 year	1-2 years	3-5 years	More than 5 Years	Total
Indebtedness(1)	781,649	403,565	175,163	813,495	2,173,872
Capitalized Lease Obligations(1)	17,321	7,333	12,998	—	37,652
Interest(2)	5,022	43,750	41,391	4,138	94,302

Total(3)	803,992	454,648	229,552	817,633	2,305,826

(1)	Includes principal only of our indebtedness and capitalized lease obligations.
(2)	Includes the effect of our interest swap agreements described in “—Derivative Financial Instruments.”
(3)	Excludes building leases, which are not material.

G. Safe Harbor

See “Part I. Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

General

Our business and affairs are managed by our board of directors in accordance with our by-laws, shareholder meeting rules of procedure, board of directors rules of procedure, internal rules of conduct and Peruvian Corporate Law No. 26,887 (“Peruvian Corporate Law”). Our bylaws provide for a board of directors of between five and nine members. Our shareholders may appoint an alternate director for each director to act on his or her behalf when absent from meetings or unable to exercise his or her duties. Alternate directors have the same responsibilities, duties and powers of directors to the extent they are called to replace them.

Directors are elected at a shareholders’ meeting and hold office for three years. Directors may be elected to multiple terms. Our current board of directors is composed of eight directors and no alternates. If a director resigns or otherwise becomes unable to continue with the duties, a majority of our directors may appoint one of the alternate directors, or in the absence of alternate directors, any other person, to serve as director for the remaining term of the board. In the first board meeting held after the annual shareholders’ meeting where members of the board are elected, the board of directors must elect among its members a chairman and a vice chairman if the shareholders’ meeting did not elect them. As of the date of this annual report, we have one vacancy in our board of directors. We expect to fill this vacancy in the near term.

The board of directors typically meets monthly, when called by any director or our Chief Executive Officer. Resolutions must be adopted by a majority of the directors present at the meeting and the chairman is entitled to cast the deciding vote in the event of a tie.

Duties and Liabilities of Directors

Pursuant to Article 177 of Peruvian Corporate Law, directors are jointly and severally liable to a corporation, shareholders and third parties for any damages caused by abuse of power, fraud, willful misconduct or gross negligence. In addition, pursuant to Article 3 of Law No. 29,720, as amended, directors of companies with common shares listed on the Lima Stock Exchange are liable to the company and its shareholders for damages caused by resolutions which are favorable to their individual interest (or the interest of a related party) to the detriment of the company’s interest if: (i) the listed company is a party to the transaction; (ii) the controlling shareholder of the listed company controls the legal entity acting as counterparty; (iii) the transaction is not carried out on an arm’s length basis; and (iv) at least 10% of the listed company’s assets are involved in the transaction. A director cannot be found liable if he/she did not participate in the respective meeting or if the director’s express disagreement is noted in the corresponding record.

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

Pursuant to Article 181 of Peruvian Corporate Law, shareholders are entitled to protect the interest of a company through derivative law suits against directors in order to remedy or prevent a wrong to the corporation. In addition, pursuant to Article 4 of Law No. 29,720, with respect to companies listed on the Lima Stock Exchange, a shareholder holding shares which represent at least 10% of the paid capital may bring said action against the directors.

Board of Directors

The following sets forth our directors and their respective positions as of the date of this annual report. The term of the current board of directors expires in March 2020, on the third anniversary from the date of election.

Name	Position	Year of Birth	Year of First Appointment
Augusto Baertl Montori	Chairman of the Board	1945	2017
Rafael Venegas Vidaurre	Vice Chairman of the Board (Independent)*	1950	2017
Carlos Montero Graña	Director	1942	1996
Pedro Pablo Errazuriz Domínguez	Director (Independent)*	1961	2014
Roberto Abusada Salah	Director	1946	2017
Alfonso de Orbegoso Baraybar	Director (Independent)*	1962	2017
Manuel del Río Jiménez	Director (Independent)*	1952	2017
Ernesto Balarezo Valdez	Director (Independent)*	1967	2018

*	Independent member under the Exchange Act independence standards.

The following sets forth selected biographical information for each of the members of our board of directors. The business address of each of our current directors is Av. Paseo de la República 4667, Surquillo, Lima 34, Peru.

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

Rafael Venegas Vidaurre. Mr. Venegas is an industrial and systems engineer from Universidad Nacional de Ingeniería and holds post-graduate specializations in administrative and finance processes at A. Andersen School in Chicago, and has completed the Management and CEO programs at the Graduate School Kellogg, as well as the strategic planning, human management and marketing program at Harvard University. He has been CEO of Banco Internacional de Colombia, Citibank Peru, BankBoston Peru, Banco Sudamericano, Hermes/Brinks and, from 2010 to 2016, of Rimac Seguros y Reaseguros.

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

Roberto Abusada Salah. Mr. Abusada studied Economics at Universidad Católica del Perú and at Cornell and Harvard Universities in the USA. He holds a Bachelor’s degree in economics from Universidad Católica as well as a master’s and PhD in economics from Cornell University. He has been senior advisor to the Minister of Economy during the years of the Peruvian economic reform (1993 and 1997). In 1994 he co-founded the Peruvian Institute of Economics (IPE), which he presides over. Dr. Abusada has taught economics at Universidad Católica del Perú, Universidad del Pacífico, UPC, ESAN and Boston University. He was director of the program of graduates in economics of the Universidad Católica and in the 1980s he held the positions of vice minister of commerce, vice minister of economy and member of the board of directors of the Central Reserve Bank. He has been director of the Corporación Andina de Fomento, as well as of Graña y Montero S.A.A. and TECSUP. He has been a member of the Global Strategic Advisory Group (GSAG) of the Konrad Adenauer Foundation. He has been a consultant to the United Nations (UNIDO, Vienna) World Bank, Inter-American Development Bank and various governments. He is currently an Ad Honorem advisor of the Peruvian government for matters of the Pacific Alliance and representative of the presidency of the council of ministers to the board of the fiscal stabilization fund and chairman of the board of GMD, director in GMP S.A. and UNACEM S.A.A.

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

During 2010 and 2013, he was the lead partner in the practice of advisory at KPMG in Peru. Previously, and since joining KPMG in 2004 until 2010, he was the managing partner of the transfer pricing division of KPMG Tax & Legal in Peru. He has more than nine years as leader of the financial control area and CFO of Citibank Perú. He was vice president of Profuturo AFP as well as member of the executive committee and director for ten years. In addition to this, he has been in charge of the professional and medical equipment business unit at Philips for eight years. Moreover, for ten years he has held various positions in the industrial and internal consulting sectors of Philips Peruana. He has taught several courses and lectures at the Pontificia Universidad Católica del Perú, as well as in private companies.

Ernesto Balarezo Valdez. Mr. Balarezo has a Master´s Degree in Industrial Management and a Bachelor´s Degree in Industrial Engineering, both degrees obtained at the University of Texas A&M in United States. He holds post-graduate specializations in Management, Finance, Human Resources, at Institutions such as Institute of Directors (IoD), Harvard, Wharton, INSEAD, IESE, among others. He is currently working as a partner and director of Comunal Coworking. In the previous three years, he held the positions of Executive Vice President for the Americas at Gold Fields Limited, and CEO of Gold Fields La Cima S.A. He previously worked for sixteen years for the Hochschild Group. His last position was as Vice President of Operations at Hochschild Mining. He was also Chief Executive Officer of Hochschild Mining in Mexico and then in Peru, as well as Deputy Chief Executive Officer and Chief Financial Officer in Cementos Pacasmayo. He has also been Director of several companies related to the Hochschild Group and Gold Fields Ltd and Director—Founder of the Peruvian—South African Chamber. He has also contributed as Director of Peru 2021 and in IPAE Acción Empresarial.

Executive Officers

Our executive officers oversee our business and are responsible for the execution of the decisions of the board of directors. Our executive officers are appointed for an indefinite period of time and their term of office may be terminated by our board of directors at its discretion. The following table presents information concerning the current executive officers of our company and their respective positions:

Name	Position	Year of Birth	Year of Appointment	Year of First Employment at the Company
Luis Díaz Olivero	Chief Executive Officer	1970	2017	1993
Mónica Miloslavich Hart	Chief Financial Officer	1966	2009	1993
Daniel Urbina Pérez	Chief Legal Officer	1969	2018	2018
Marlene Negreiros Bardales	Chief Human Resources Officer	1972	2019	2019
Antonio Cueto Saco	Chief Operating Officer	1966	2017	1996
Rolando Ponce Vergara	Chief Executive Officer of Viva GyM	1963	2008	1993
Renato Rojas Balta	Chief Executive Officer of GyM	1972	2014	1995
Luis Fukunaga Mendoza	Chief Executive Officer of GMI	1970	2018	2002
Reynaldo Llosa Martinto	Chief Executive Officer of GMP	1960	2014	2014
Jorge Luis Izquierdo Ramirez	Chief Executive Officer of CONCAR	1973	2019	1999
Manuel Wu Rocha	Chief Executive Concessions Officer	1977	2018	2001
Mario Gálvez Abad	Chief Executive Officer of GyM Ferrovías	1972	2018	2017
Antonio Rodríguez Canales	Chief Executive Officer of Morelco	1963	2018	1999
Alejandro Palma Jara	Chief Executive Officer of Vial y Vives-DSD	1959	2018	2018
Carlos Gómez Pinto	Chief Audit Executive	1961	2018	2018
Javier Vaca Terron	Regional Manager of Engineering and Construction	1970	2018	2008
Fernando Dyer Estrella	Chief Risk and Compliance Officer	1962	2017	2017
Manuel Fernández Pollan	Chief Executive Officer of Qualys/Chief of Information Technology	1958	2019	2016
Julia Sobrevilla Perea	Corporate Affairs Offer	1969	2018	2018

The following sets forth selected biographical information for each of our executive officers:

Luis Francisco Díaz Olivero. Mr. Díaz joined the group in 1993, and has been our chief executive officer since March 2, 2017 and was our deputy chief executive officer from February to March 2, 2017. Before that, he served as chief operating officer since 2015, as infrastructure officer between April 2013 and December 2014, and as the chief executive officer of our subsidiary GMP between 2011 and April 2013. He holds a degree in industrial engineering, and an MBA from University of Pittsburgh. He also served as the deputy chief executive officer of GMP from 2009 to 2011; chief financial officer of Graña y Montero from 2004 to 2009; and chief financial officer of our subsidiary GyM from 2001 to 2004. He is a member of the boards of directors of GyM, GMP and Viva GyM.

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

Marlene Negreiros Bardales joined the group in February 2019 as Corporate Human Resources Officer. Before that, she served as Corporate Human Resources Officer in Gloria Group, and prior to that, she served as a Global Human Resources Director in AJE Group. She holds a degree in business administration from Universidad Peruana de Ciencias Aplicadas, a Human Resources Business Partner certification from Human Resources Certification Institute (HRCI), and a postgraduate certification in Human Resources from INCAE Executive Education and the MCDonough School of Business from Georgetown University.

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

Renato Rojas Balta. Mr. Rojas joined the group in 1995, and he has served as the chief executive officer of GyM since February 2014. Prior to that, he held the position of manager of GyM’s civil works division from 2010 to 2014, and of assistant manager of that same division from 2002 to 2010. He holds a degree in civil engineering from Pontificia Universidad Católica del Perú. In addition, he pursued a master’s in company management at Universidad de Piura. He is currently the chief executive officer of our subsidiary GyM.

Luis Fukunaga Mendoza. Mr. Fukunaga joined the group in 2002 and has been our roads concessions manager in the infrastructure area since October 2012. He also served as director of our subsidiaries Survial, Norvial, Concesionaria Vía Expresa Sur and Concar. In addition, he has held several management positions, including chief executive officer of Survial S.A and Concesión Canchaque S.A.C. He is a civil engineer with a degree from Universidad de Piura. He also completed an MBA at ESAN with studies at Kenan Flagler Business School–University of North Carolina at Chapel Hill, and completed a financial management Program at Universidad de Piura. He is currently a director of our subsidiary GMI.

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

Jorge Luis Izquierdo Ramirez. Mr. Izquierdo joined the group in 1999 and was appointed chief human resources management officer in December 2015. Prior to that, he was our chief operational excellence officer between 2011 and 2015. In addition, from 2011 to 2013, he worked as chief officer of the Learning Center (currently known as Academia), and had previously served as project management officer. He holds a degree in civil engineering from Pontificia Universidad Católica del Perú, and a master’s degree in construction management from University of California, Berkeley. He is currently a director of our subsidiary Concar.

Manuel Wu Rocha. Mr. Wu is a civil engineer from the Pontificate Catholic University of Peru and holds a master’s degree in business administration from the University of Piura, Peru. He joined the group in 2001, and acted as chief technical officer for the oil and gas, electricity, infrastructure and sanitation areas of GyM S.A. from 2003 until 2007. He became manager of purchases and logistics of GyM S.A. in 2007, and general manager of the consortium Lima Actividades Comerciales comprised by GyM S.A. and Aguas de Barcelona from 2009 until 2011. Since 2011, he has worked as chief executive officer of GyM Ferrovias S.A. Mr. Wu is currently Chief Executive Concessions Officer.

Mario Gálvez Abad. Mr. Gálvez joined the group in January 2017, assuming the Deputy General Manager of our subsidiary GyM Ferrovías. He holds a bachelor’s degree in economics with complementary studies in negotiation, project evaluation and credit risk. He has more than 15 years of experience in commercial and consumer banking. He served as general manager at Aeropuertos del Perú and also held the position of Administration and Finance Manager at the same company. He is currently a director of our subsidiary GyM Ferrovías.

Antonio Rodriguez Canales. Mr. Rodríguez joined the group in 1999, and has been our chief commercial officer from 2015 to 2017. He previously served as chief investment officer, from 2010 to 2014. Before that, he was the chief executive officer of Larcomar from 1999 to 2010. He also served as director of our subsidiaries CAM and GMD and is currently a director of our subsidiary Morelco. He holds a degree in accounting from Universidad de Lima, a master’s in business administration from ESAN, and a master’s in business administration from Birmingham Business School in the UK.

Alejandro Palma Jara. Mr. Palma joined Vial y Vives – DSD in June 2018 as Mining Commercial Manager, and was appointed as Interim General Manager in January 2019. He is a Construction Engineer (Chile) and holds a Masters in Civil Engineering in Geotechnical Engineering and Infrastructure from the University of Hannover (Germany), and has been recognized as well as a Diplom-Bau Ingenieur in Germany. He has over 34 years of national and international professional experience in construction, mining consulting and engineering. He is also a Qualified Person at the Registro Público de Personas Competentes en Recursos y Reservas Mineras of Chile. He was general manager at SRK Consulting Chile for 15 years, Board Director in Chile for 13 years, Board Director of SRK Consulting (Global) for 10 years, Board Director and Vice President of SRK Consulting (Argentina) for 7 years and Board Director of SRK Consulting (North America (USA-Canada-Mexico)) for 3 years. He was also, from July 2016 until February 2018, Vice President Mining Consulting for South America and Vice President for Ausenco Chile & Argentina. He was a key player introducing successfully in Chile the first double shield Tunneling Boring Machine TBM for the 7.9 Km long Tunnel Sur Los Bronces from Anglo American and worked as project director until the excavation was completed. He led directly the Prefeasibility Study for the 95 ktpd iron ore project Dominga (US$2.4 Billion), with more than 130,000 manhours with a scope from mine to port (including R&R estimation), and also led most of the large projects carried out at SRK for 15 years.

Sergio Morales Contreras. Mr. Morales joined the group in 2016, and has served as the chief executive officer of Adexus S.A since April 2017. He holds a degree in civil industrial engineer from Santiago of Chile University. He has completed several technical and executive programs. He served as commercial manager of Adexus from June 2016 to April 2017. Prior to that, he worked at American Movil Group for nine years and also at Unisys Company for 11 years. He is currently a director of Adexus.

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

Fernando Dyer Estrella. Mr. Dyer is the Chief Risk and Compliance Officer of Graña y Montero, and is responsible for our company’s Corporate Risk and Compliance Program. Fernando has more than 30 years of international experience in audit, finance, internal controls, governance, ethics, compliance and management at leading multinationals. His experience includes the design, implementation, management and leading international programs on risk assessment, code of conduct, whistle blower, due diligence, anti-corruption, anti-money-laundering and international sanctions aimed to deter, detect and protect companies from crimes (focused on FCPA and UK Bribery Act). Mr. Dyer holds an MBA form Université de Genève (Switzerland), specialized in International Management, and a BA in Accounting from the Universidad del Pacífico (Perú). He is a Certified Anti-Money Laundering Specialist (CAMS) by the Association of Certified Anti-Money Laundering Specialists (USA), a Certified Corporate Compliance & Ethics Professional (CCEP) by the Society of Corporate Compliance and Ethics (USA), and an International Faculty of the International Training Compliance and International Compliance Association – ICT/ICA – (United Kingdom). Mr. Dyer speaks English, French and Spanish fluently.

Manueal Fernández Pollan. Mr. Fernández joined the Group in December 2015 as chief executive officer of Adexus in Chile. He also served as director the Corporate Management of Services of GyM, is the President of Adexus and a director of CAM. Mr. Fernández holds a Bachelor’s degree in Industrial Engineering from the Polytechnic University of Madrid, an MBA from CEPADE in Madrid and a Master’s in Strategic Planning and Finance from IDE in Madrid. He has worked for 10 years at Emerson Network Power, the last three years as Vice President of Sales and Regional Operations of Latin America. Before that he was chief executive officer for the Andean Countries (Colombia, Ecuador, Venezuela and Peru). Previously he worked in the Telefónica group, occupying different positions in Spain and Latin America, the last two years in Peru as chief executive officer of Telefónica Servicios Compartidos and Vice President of Resources of Telefónica del Perú. Mr. Fernandez is currently a director of our subsidiary QUALYS and Chief Information Technology.

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

Executive Commission

The Executive Commission is currently comprised by our Chief Executive Officer, Chief Operating Officer, the Business Segment Executive Officer for each of the three segments, our Chief Financial Officer, our Chief Legal Officer, Public Affairs Officer, our Chief Human Resources Officer, our Chief Audit Executive, our Chief Risk and Compliance Officer and Corporate Information Technology Officer. The Executive Commission evaluates, at the management level, among other matters, our strategic plan, annual budget and annual investment plan.

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

In 2018, total compensation paid to our board of directors amounted to S/.2.6 million including compensation paid to directors that serve on our subsidiaries’ board of directors. In 2018, total compensation paid to our executive officers amounted to S/.23.8 million. See “Item 4.B Information on the Company—Business Overview—Regulatory Matters—Labor Regulations” for additional information on profit sharing regulatory requirements.

Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director or senior executive upon expiration of his or her term or termination of employment. Under Peruvian law, unless we dismiss someone for justified cause, we are required to pay the dismissed employee (but not directors) 1.5x annual salary for every year with our company for a period not to exceed 12 years. We are not required to make such payments in the event of voluntary termination. Although we have no ongoing obligation to do so, in the past we have provided, and in the future we may provide, such benefits to our executive officers upon their retirement. We have not set aside or reserved any amounts to provide for pension, retirement or other similar benefits.

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

The variable component of compensation is paid to executives and other employees for meeting specific goals, and is related both to his or her performance and our financial results. Variable compensation is typically paid as an annual incentive.

In addition, labor regulation establishes a mandatory profit sharing provision of 5% of our total annual taxable income, to be distributed among all employees, calculated based on a formula established by law that considers the days worked in the year and remuneration.

Our executives also receive additional benefits, typically non-pecuniary. The benefits granted include: (i) a vehicle owned and maintained by our company, with the purpose of facilitating transportation of executives in the performance of their functions; (ii) a fuel allowance to offset transportation costs in the performance of their functions; and (iii) an insurance policy, including work accident and high risk coverage.

In addition, we have established a plan for certain executives effective March 2013 that awards cash bonuses for the exclusive use of purchasing shares of our company or of our subsidiaries. The executive must agree to hold the shares for a specific period. If the executive is no longer employed with our company during such period, we are entitled to repurchase the shares at the original purchase price. This benefit is awarded at the discretion and subject to the approval of the Human Resource Management Committee of our board of directors.

C. Board Practices

Board Committees

We have four board committees comprised of members of our board of directors.

Audit and Process Committee

Our Audit and Process Committee is comprised of three directors, all of which are independent under the Exchange Act. The current members of our Audit and Process Committee are Mr. Pedro Pablo Errazuriz Domínguez, Mr. Manuel del Río (chairman of the committee) and Mr. Alfonso de Orbegoso. These directors have extensive business and economic experience in Peru. Mr. Manuel del Río qualifies as an “audit committee financial expert” in accordance with NYSE independence standards and applicable SEC rules. Our Audit and Process Committee oversees our corporate accounting and financial reporting process. The Audit and Process Committee is responsible for:

•	reviewing our financial statements;

•	evaluating our internal controls and procedures, and identifying deficiencies;

•

recommending to our annual shareholders’ meeting the appointment of our external auditors, determining their compensation, retention and oversight, and resolving any disagreements that may arise between management and our external auditors;

•	evaluating our company’s compliance with the Board of Director’s internal regulation, as well as with general principles of corporate governance;

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

Human Resource Management Committee

Our Human Resource Management Committee is comprised of three directors, all of which are independent in accordance with NYSE independence standards. The current members of the committee are Mr. Rafael Venegas (chairman of the committee), Mr. Pedro Pablo Errázuriz and Mr. Ernesto Balarezo. The Human Resource Management Committee is responsible for:

•	reporting to our board of directors on the appointment and dismissal of senior executives;

•

reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives, and determining and approving CEO compensation;

•

establishing compensation arrangements for senior executives in accordance with the financial results of our company; proposing measures to ensure transparency in the remuneration of directors and senior executives;

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

Strategy and Investment Committee

Our Strategy and Investment Committee is comprised of four directors, with independent members under NYSE independence standard, currently comprising the majority of the committee. The current members of the committee are Mr. Augusto Baertl, Mr. Rafael Venegas and Mr. Ernesto Balarezo Valdez (chairman of the committee). Once appointed, the new member of our board of directors is expected to be appointed to this committee.

The Strategy and Investment Committee is responsible for:

•	establishing our investment policies;

•	approving our annual investment plan; and

•	analyzing the projects that would require an investment greater than US$5 million.

Risk, Compliance and Sustainability Committee

Our Risk, Compliance and Sustainability Committee is comprised of four directors, with independent members under NYSE independence standard, currently comprising the majority of the committee. The current members of the committee are Mr. Alfonso de Orbegoso Baraybar (chairman of the committee), Mr. Augusto Baertl and Mr. Manuel del Río. Once appointed, the new member of our board of directros is expected to be appointed to this committee. The Risk, Compliance and Sustainability Committee is responsible for:

•	approving the structure, and evaluating the performance of the organization, in matters of risks and compliance;

•	approving the policies and limits of exposure to risk, monitoring the risk profile of our company, and supervising the development of the risks and compliance area;

•

ensuring compliance with our company’s policies, in particular with the anti-corruption policy and the sustainability policy, as well as with applicable laws. This committee can also propose policies, directives and/or complementary procedures that contribute to strengthening the responsible management of our company; and

•	supervising and reporting to our board of directors on social responsibility practices and management.

Operating Board Committees

We also have two operating board committees that meet monthly and are comprised of members of our board of directors, including at least one independent member under NYSE independence standards per committee.

Engineering and Construction Committee

Our Engineering and Construction Committee supervises the operations of our E&C segment. The current members of the committee are Mr. Augusto Baertl and Mr. Alfonso de Orbegoso. Once appointed, the new member of our board of directors is expected to be appointed to this committee.

Infrastructure Committee

Our Infrastructure Committee supervises the operations of our Infrastructure segment. The current members of the committee are Mr. Rafael Venegas, Mr. Manuel del Río and Mr. Pedro Pablo Errazuriz.

D. Employees

We have developed an extensive and talented team, including more than 1,700 engineers, which gives us the capability and scale to undertake large and complex projects. We also have access to a network of approximately 132,000 manual laborers throughout Peru that can supplement our workforce when required by our projects. Moreover, we have the flexibility to engage our own workers on projects outside Peru, avoiding the need to seek new employees in other countries.

As of December 31, 2018, we had a total of 11,891 full-time employees, including approximately 4,279 manual laborers, a number that fluctuates depending on our project backlog. At such date, we also worked with 2,506 employees of subcontractors. Occasionally, we employ subcontractors for particular aspects of our projects, such as carpenters, specialists in elevator installation and specialists in glassworks. We are not dependent upon any particular subcontractor or group of subcontractors. As of December 31, 2018, 69% of our employees worked outside Peru. The following table sets forth a breakdown of our employees by category as of December 31, 2018.

Salaried Employees	E&C	Infrastructure	Real Estate	Corporate	TOTAL
Engineers	1,229	434	29	37	1,729
Other Professionals	480	260	33	130	903
Technical specialists	1,070	2,081	42	26	3,219
Manual Laborers(1)	4,279	—	—	—	4,279
Joint operation employees(2)	1,627	134	—	—	1,761
Subtotal	8,685	2,909	104	193	11,891
Subcontracted employees	1,166	1,340	—	—	2,506
Total	9,851	4,249	104	193	14,397

(1)	The number of manual laborers, who form part of our network of approximately 132,000 manual laborers, varies in relation to the number and size of projects we have in process at any particular time.
(2)	Includes engineers, professionals, technical specialists and manual laborers employed by our joint operations.

The following chart sets forth the changes of our total employees from December 31, 2015 to December 31, 2018.

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

Through our Graña y Montero Academy, we offer continuing education opportunities through a wide selection of courses and training programs targeted at each level. We believe the knowledge that our employees gain through these programs is reflected in the way they work and relate to our clients, adding value in every step. During 2018, we invested more than US$0.36 million in continuing education, reaching approximately 341,802 training hours for our employees.

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

In 2018, our company trained our top and middle management, collaborators and suppliers or subcontractors in security matters. During this period, we reported an accident incidence rate of 0.32 accidents for every 200,000 hours worked, remaining at a level similar to 2017.

Our occupational health and safety management system in all of our subsidiaries (Chile, Peru, Colombia) are certified by OHSAS 18001. We believe a safe job site contributes to our reputation and ability to gain new business while enhancing employee morale and reducing costs and exposure to liability.

Under our framework, we have provided over 143,000 hours of training in risk prevention for managers and directors, more than 529,000 hours of training for employees and nearly 326,000 hours of training for subcontractors.] Additionally, to improve the leadership and commitment of our chain of command, these training sessions were complemented with periodic manager’s visits to projects, the establishment of annual safety goals based on the type of activity, the generation of opportunities to share lessons learned, and the monitoring of safety panels by our board of directors.

E. Share Ownership

As of March 31, 2019, persons who are currently members of our board of directors and our executive officers held as a group 34,534,193 of our common shares. This amount represented 3.98% of our outstanding share capital as of such date.

Our directors and executive officers hold, in the aggregate, less than 1% of our outstanding share capital, with the exception of Carlos Montero, who owns 33,785,285 common shares, representing 3.87% of our outstanding share capital, through Bethel Enterprises.

Our other directors and executive officers who in the aggregate hold less than 1% interest in our company are: Mr. Pedro Pablo Errázuriz, Mr. Roberto Abusada, Mr. Luis Francisco Díaz Olivero, Mr. Antonio Rodríguez, Ms. Mónica Miloslavich and Mr. Antonio Cueto.

Our directors and executive officers do not have different voting rights.

We have established a plan for certain executives effective since March 2013 that awards cash bonuses for the exclusive use of purchasing shares of our company or of our subsidiaries. The executive must agree to hold the shares for a specific period. If the executive is no longer employed with our company during such period, we are entitled to repurchase the shares at the original purchase price. This benefit is awarded at the discretion and subject to the approval of the Human Resource Management Committee of our board of directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 2, 2019, our issued and outstanding share capital was comprised of 871,917,855 common shares. The following table sets forth the beneficial ownership of our common shares as of April 2, 2019, based on information provided to us by CAVALI S.A. ICLV, the Peruvian clearing house (“CAVALI”) and The Bank of New York Mellon, as depositary for the holders of ADS, except as set forth below.

Shareholder	Number of shares	Percentage owned
GH Holding Group(1)	117,538,203	13.48%
Pacifico Corp S.A.C.	87,191,786	10.00%
Fratelli Investment Limited(3)	86,633,390	9.94%
AFP INTEGRA S.A. (Sura Group)	72,296,726	8.29%
AFP PRIMA S.A. (Grupo Crédito)	61,902,445	7.10%
Aberdeen Asset Management PLC(2)	43,298,200	4.97%
AFP PROFUTURO S.A. (Grupo Scotiabank)	38,751,338	4.44%
Bethel Enterprises Inc.(4)	33,785,285	3.87%
The Bank of New York Mellon, as depositary for the holders of ADS(5)	74,782,955	8.58%
Other Shareholders(6)	255,737,527	29.33%

Total	871,917,855	100.00%

(1)

GH Holding Group is owned by: (i) Enriqueta Graña Miró Quesada, with 30.0%; José Graña Miró Quesada, our former chairman, with 26.1%; Teresa Canepa Yori de Graña, with 26.1%; Maria Francisca Graña Canepa, with 6.0%; and Maria Teresa Graña Canepa, with 6.0%; and Luis Brahim, with 5.8%.

(2)	Based on filings on Schedule 13F filed with the SEC on March 31, 2018.
(3)	Based on a Form 13G filed with the SEC on June 8, 2018.
(4)	Mr. Carlos Montero, through Bethel Enterprises Inc., indirectly owns 33,785,285 common shares, representing 3.87% of our outstanding share capital.
(5)	Excluding AFP PRIMA S.A., AFP INTEGRA S.A., Aberdeen Asset Management PLC, and Fratelli Investment Limited’s beneficial ownership of our common shares as of December 31, 2018.
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

As of December 31, 2018, 26 record holders of our common shares were located in the United States (including Bank of New York Mellon, as depositary for the holders of ADS), according to CAVALI.

Certain of our directors and executive officers directly or indirectly own shares of our subsidiaries: Mr. Renato Rojas, Chief Executive Officer of GyM, owns 108,854 common shares of GyM, representing 0.04% of its outstanding capital share; Mr. Rolando Ponce, Chief Executive Officer of Viva GyM owns 1,111,690 shares of Viva GyM, representing 0.46% of its outstanding capital share; and Eduardo Villa Corta, chief executive officer of GMI, owns 108,854 shares of GyM, representing 0.0421% of its outstanding capital share, and 23,747 shares of GMI, representing 0.279%.

Additionally, on April 2, 2019, our company issued and sold 142,483,633 common shares pursuant to a private placement, of which: (i) 55,291,877 shares were paid in full and (ii) 87,191,786 shares were paid 50% with 50% to be paid by July 1, 2019. For more information, see “Item 5.—Liquidity and Capital Resources.”

The following table sets forth the changes in beneficial ownership of our common shares from December 31, 2016, to December 31, 2018, based on information provided to us by CAVALI and the depositary for the holders of ADS. ADS data as of December 31, 2016 and 2017 was provided by JPMorgan Chase Bank NA, as depositary. ADS data as of December 31, 2018 was provided by The Bank of New York Mellon, as depositary.

	As of December 31, 2016		As of December 31, 2017		As of December 31, 2018
Shareholders	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned
GH Holding Group(1)	117,538,203	17.81	117,538,203	17.81	117,538,203	16.11
AFP PRIMA S.A.	4,387,824	0.66	74,011,175	11.21	61,902,445	8.49
IN-CARTADM (AFP Integra-Sura Group)	38,384,976	5.82	72,223,691	10.94	72,296,726	9.91
PR-CARTADM (Profuturo AFP-Grupo Scotiabank)	36,968,166	5.60	23,136,533	3.51	38,751,338	5.31
Aberdeen Asset Management PLC(2)	35,501,465	5.38	49,730,025	7.53	43,298,200	5.94
Bethel Enterprises Inc.(3)	33,785,285	5.12	33,785,285	5.12	33,785,285	4.63
JPMorgan Chase Bank NA, as depositary for the holders of ADS(4)	229,683,570	34.80	96,482,855	14.62	—	—
The Bank of New York Mellon, as depositary for the holders of ADS(5)	—	—	—	—	75,050,020	10.29

(1)

GH Holding Group is owned by: Enriqueta Graña Miró Quesada, with 30.0%; José Graña Miró Quesada, our former chairman, with 26.1%; Teresa Canepa Yori de Graña, with 26.1%; Maria Francisca Graña Canepa, with 6.0%; and Maria Teresa Graña Canepa, with 6.0%; and Luis Brahim, with 5.8%.

(2)	Based on filings on Schedule 13F filed with the SEC on December 31, 2017.
(3)	Mr. Carlos Montero indirectly owns 33,785,285 common shares, representing 5.12% of our outstanding share capital, through Bethel Enterprises Inc.
(4)

Excluding Aberdeen Asset Management PLC’s beneficial ownership of our common shares as of December 31, 2015 and December 31, 2016. As of December 31, 2017, excludes shares of Aberdeen Asset Management PLC, AFP PRIMA S.A. and AFP INTEGRA S.A.

(5)	Depositary change reported through Form 6-K filed on December 10, 2018.

Our major shareholders do not have different voting rights.

B. Related Party Transactions

Peruvian Law Concerning Related Party Transactions

Peruvian law sets forth certain restrictions and limitations on transactions with certain related parties.

Valuation: from a tax standpoint, the value of those transactions must be equal to the fair market value assessed under transfer pricing rules, i.e., the value agreed to by non-related parties under the same or similar circumstances. Similarly, companies with securities registered in the Peruvian Public Registry of Securities (Registro Público del Mercado de Valores), such as us, are required to comply with the following rules:

•

The directors and managers of our company cannot, without the prior authorization of the board of directors, (i) receive in the form of a loan money or assets of our company; or (ii) use, for their own benefit or for the benefit of related parties, assets, services or credits of our company.

•

The execution of agreements that involve at least 5% of the assets of our company with persons or entities related to directors, managers or shareholders that own, directly or indirectly, 10% of the share capital, requires the prior authorization of the board of directors (with no participation of the director involved in the transaction, if any).

•

The execution of agreements with a party controlled by our company’s controlling shareholder requires the prior authorization of the board of directors and an evaluation of the terms of the transaction by an external independent company (audit companies or other determined by Resolución SMV N° 029-2018-SMV-01).

Independent review: the external independent company that reviews the transaction should not be related to the parties involved therein, nor to directors, managers or shareholders that own at least 10% of the share capital of such parties involved.

Terms and conditions: As a general policy, we do not enter into transactions with directors and executive officers on terms more favorable than what we would offer third parties. Any related party transaction we have entered into in the past has been in the ordinary course of business and on an arm’s length basis.

Approve and accounting: Article 30 of the internal regulations of our board of directors establishes a review procedure for identifying, approving and accounting for related party transactions. Related party transactions are defined as any transaction entered into by and among our company and any shareholder that owns 1% or more of our company’s or of our subsidiaries’ outstanding shares, directors, senior executives and persons related to them. The Risk, Compliance and Sustainability Committee is responsible for approving each such transaction considering market conditions and potential benefits for us and the related party. For ordinary course transactions carried out under market conditions, the authorization is delegated to the operations of the business line. For more information, see “Item 6. Directors Senior Management and Employees—Management.”

Related Party Transactions

We enter into certain related party transactions in the ordinary course of our business. No such transactions in effect during 2018 (other than the sale of Stracon GyM) were material to our company or, to our knowledge, to any such related party, nor were any such transactions unusual in their nature or condition. Related party transactions with the following parties were in effect in 2018:

•

Our subsidiary Viva GyM paid a total of US$166,500 for advertising and publishing services to Editora El Comercio S.A., a company where Mr. José Graña Miró Quesada, the former Chairman of our Board of Directors and current shareholder, is a shareholder.

•	In April 2018, we sold our 87.59% interest in Stracon GyM for US$76.82 million to Stracon SAC, a company of which Steve Dixon, the former chief executive officer of Stracon GyM, holds 36.84%.

•	We signed a consulting agreement with Augusto Baertl, the Chairman of our Board of Directors, in the amount of US$124,000. The consulting agreement renews annually.

•

In September 2018, our subsidiary GyM signed loan agreements with Mr. Renato Eduardo Rojas Balta, chief executive officer of our subsidiary GyM, and members of his family, under which GyM borrowed an aggregate of US$319,820, at 10% interest, to pay tax debts of the company. In November 2018, GyM repaid these loans in full.

•

On January 30, 2019, an associated company of Viva GyM, Obratres SAC, sold to Antonio Rodriguez, chief executive officer of our subsidiary Morelco, three apartments in the JAUS—Barranco Project, for a total of US$696,000.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See Item 18 of this annual report on Form 20-F.

Legal and Administrative Proceedings

We may, from time to time, become subject to various legal and administrative proceedings that are incidental to the ordinary conduct of our business. We are currently not party to any material legal or administrative proceedings, other than as described below. As of December 31, 2018, we had recorded provisions amounting to S/.84.7 million in connection with legal and administrative proceedings. See note 23 to our audited annual consolidated financial statements included in this annual report.

Two securities class action complaints have been filed against us and certain of our former directors and current and former executive officers in the Eastern District of New York during the first quarter of 2017. These complaints were consolidated into a single class action. The plaintiffs filed a consolidated amended compliant on May 29, 2018. We moved to dismiss the complaint during the fourth quarter of 2018. The court has not yet ruled on that motion, but has granted plaintiffs leave to file a further amended complaint. We continue to believe that we have meritorious defenses to the claims asserted, and we intend to defend ourselves vigorously in these matters.

The Lava Jato commission of the Peruvian Congress, which was formed in November 2016 and tasked with investigating the alleged bribes of Brazilian companies to Peruvian public officials, conducted congressional inquiries into our company and other construction companies in Peru. Certain of our company’s former board members and executive officers have been required to give testimony at hearings before the commission, during which they have affirmed that our company was unaware of Odebrecht’s illicit activities.

Peruvian prosecutors have included José Graña Miró Quesada, the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a shareholder, a former board member of our company and chairman of our subsidiary GyM for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranches II and III), in which we participated. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project.

In connection with investigations relating to the IIRSA South project concession (tranches II and III), the Peruvian criminal prosecutor moved to charge our company and our construction subsidiary, GyM, as criminal defendants in connection with the projects. In response, the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) notified us of its decision to formally include our company and GyM in its criminal investigation. We appealed the court’s decision and, in June 2018, the First Court of Appeals of the Superior Court of Lima revoked the judicial order that indicted our company and GyM, among other corporate defendants, in the criminal investigation on charges of collusion and other crimes and rejected the petition, without prejudice, made by the prosecutor to incorporate both companies in the aforementioned process. Nevertheless, we cannot assure you that the criminal prosecutor will not file a new motion to charge our company and/or GyM or that our position will ultimately prevail if such motion is filed.

Separately, in December 2018, the Peruvian First National Preparatory Investigation Court resolved to include our company and GyM as civilly-responsible third parties in the investigations related to the IIRSA South project concession (tranches II and III) and GyM as a civilly-responsible third party in the investigations related to Tranches 1 and 2 of the Lima Metro. These investigations are ongoing.

In July 2017, media reports alleged that certain construction companies in Peru, Brazil and Spain, including our company, colluded as a “construction club” to receive public contracts. As a result of these reports, INDECOPI initiated an investigation regarding the anti-competitive activities of construction companies in Peru, including our company. In July 2017, the Peruvian government conducted a search of our facilities related to these allegations. Separately, a former employee of GyM has been included in a criminal investigation for collusion and other alleged crimes. In January 2018 criminal prosecutors conducted a search of our facilities regarding the “construction club” investigation. We have provided the information requested by the Peruvian criminal prosecutors. A former employee of GyM has been included in the investigation for collusion and other alleged crimes. In December 2018, GyM was formally included in this criminal investigation as civilly-responsible third party along with eleven other construction companies.

A conviction of corruption or resolutions with government authorities may lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Moreover, our involvement in corruption investigations, and any findings of wrongdoing in such investigations, could further damage our reputation and have a material adverse impact on our ability to compete for business. Such investigations may also adversely affect our ability to pursue strategic projects, and could potentially result in the termination or modification of certain existing contracts or relationships. Also, such investigations may affect our company’s ability to secure financing in the future.

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

Under Peruvian law, companies may distribute up to 100% of their profit (after payment of income tax) subject to a 10% legal reserve until the legal reserve equals 20% of the total value of their capital stock. According to Article 40 of the Peruvian Corporate Law, in order to distribute dividends, profits must be determined in accordance with the individual financial statements of our company.

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

We may not pay any dividends until the common shares issued in our recent capital increase have been inscribed in the public registry and all such shares are paid in full. In addition, we may not be able to make any dividend payments until all outstanding amounts under our syndicated loan and our corporate guarantee of the GSP bridge loan have been repaid or discharged, as the case may be, in full. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

A. Offer and Listing Details

Our ADSs

On July 29, 2013, we completed our initial equity offering in the United States of 19,534,884 ADSs, representing 97,674,420 common shares. Our ADSs are listed on the NYSE under the symbol “GRAM.” On April 26, 2019, the closing price on the NYSE was US$3.5 per ADS. On May 17, 2018, the NYSE suspended the trading of our ADSs and commenced proceedings to delist our company. Our company appealed the decision. From May 21, 2018 until July 5, 2018, our ADSs were available for trading on the over-the-counter (OTC) market in the United States. On Friday, July 6, 2018, trading of our ADSs resumed on the NYSE.

Our Common Shares

Our common shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “GRAMONC1”. On April 26, 2018, the closing price on the Lima Stock Exchange was S/.2.20 per common share. As of December 31, 2018, 28 record holders of our common shares were located in the United States, according to CAVALI.

B. Plan of Distribution

Not applicable.

C. Markets

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of the day of this annual report, there were 271 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation. As of the day of this annual report, Lima Stock Exchange had a share capital of S/.182,092,340, divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares of par value S/.1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights.

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

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	2014	2015	2016	2017	2018
Market capitalization (in millions of soles)(1)	360,960	309,412	416,787	526,841	481,081
Volume (in millions of soles)	17,301	12,001	15,342	29,022	20,975
Average daily trading volume (in millions of soles)	69	48	61	116	84

(1)	End-of-period figures for trading on the Lima Stock Exchange.

The stock market capitalization of companies listed on the Lima Stock Exchange was US$142.4 billion at the end of 2018, compared to US$120.8 billion, US$90.7 billion, US$124.0 and US$162.4 billion at the end of 2014, 2015, 2016 and 2017 respectively.

Total market volume in 2018 was US$6.2 billion, reflecting a 30.59% decrease compared with 2017. Equity market volume, which represented 54.7% of total market volume, ended the year at US$3.4 billion, 46.1% lower than the previous year. The repo market, which represented 11.2% of total market volume, reported volume of US$694.0 million in 2018, reflecting a decrease of 0.59%.

The total number of operations in the market in 2018 decreased by 28.3%, closing the year at 113,828 operations. The number of operations in the equity market in 2018 decreased by 30.6% to 102,503 operations.

In 2015, the S&P/BVL Peru General Index (Índice S&P/BVL Peru General) reached 9,849 points, decreasing 33.4% compared to 2014. In 2016, it reached 15,567 points, increasing 58.1% compared to 2015. In 2017, it reached 19,974 points, increasing 28.3% compared to 2016. In 2018, it reached 19,350 points, decreasing 3.1% compared to 2017.

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

The Peruvian securities market is regulated and supervised by the Peruvian Securities Commission (Superintendencia de Mercado de Valores), a governmental entity reporting to the Peruvian Ministry of Economy and Finance, with functional, administrative, economic, technical and budgetary autonomy. The Peruvian Securities Commission is governed by the Superintendent, designated by the Peruvian Ministry of Economy and Finance, and by a five-member board of directors convened by the Superintendent (who acts as Chairman of the board). The other four members are appointed by the government under applicable legislation. The Peruvian Securities Commission issues from time to time resolutions which provide specific regulations or may impose sanctions in cases of violations of the Securities Market Law or the resolutions issued by the Peruvian Securities Commission.

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

General

We are a publicly-held corporation under Peruvian Corporate Law and registered with the Public Registry of Corporations in Lima. We are listed on the Lima Stock Exchange and the NYSE.

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

Our share capital may be increased by a decision of holders of common shares at a shareholders’ meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of common shares at a shareholders’ meeting. Capital reductions are mandatory when accumulated losses exceed 50% of the capital and to the extent such accumulated losses are not offset by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to the Peruvian Securities Commission, the Lima Stock Exchange and the Peruvian tax authority (SUNAT). Voluntary capital reductions must also be published in the official gazette El Peruano and in a widely circulated newspaper in the city in which we are located.

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

Pursuant to the Peruvian Corporate Law, other shareholders’ meetings are convened by the board of directors when deemed convenient by our company or when it is requested by notarized letter by the holders of at least 5% of our common shares which voting rights are not suspended according to Peruvian Law. Pursuant to section 255 of the Peruvian Corporate Law, if the board expressly or implicitly refuses to convene the shareholders’ meeting, a notary public or a competent judge will call for such meeting at the request of holders of at least 5% of our common shares. If a notary public or competent judge calls for a shareholders’ meeting, the place, date and hour of the meeting, the agenda, the person who will preside the meeting and the notary public who will certify the resolutions of the meeting shall be indicated in the meeting notice. If the meeting called is other than the annual shareholders’ meeting or a shareholders’ meeting required by the Peruvian Corporate Law or the by-laws, the agenda will contain those matters requested by the shareholders who requested the meeting.

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

In accordance with Peruvian Corporate Law, only those holders of common shares whose names are registered in our company’s stock ledger not less than 10 days in advance of a meeting will be entitled to attend the shareholders’ meeting and to exercise their rights.

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

C. Material Contracts

Syndicated Loan

In December 2015 we entered into a medium term loan credit agreement for up to US$200 million (S/.672 million) with Credit Suisse AG, Cayman Islands Branch, and Credit Suisse Securities (USA) LLC. As a result of the termination of the GSP gas pipeline concession, in June 2017, we entered into an amendment to the credit agreement. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement and the amendments thereto have been incorporated by reference as Exhibit 10.01 to this annual report.

Term Loan

As a result of the termination of the GSP gas pipeline concession, our proportional guarantee of the GSP bridge loan became due. On June 27, 2017 we entered into a new US$78.7 million (S/.264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to prepay GSP bridge loan in full. The principal amount outstanding under the new term loan was US$63.47 million (S/.214.46 million) as of December 31, 2018, and as of the date of this annual report, US$47.25 million (S/.156.16) is outstanding on the term loan. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement and the amendments thereto have been incorporated by reference as Exhibit 10.02 to this annual report.

Financial Stability Framework Agreement

On July 31, 2017, we, and certain of our subsidiaries, GyM, Construyendo País S.A., Vial y Vives—DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank N.A. As of December 31, 2018 and the date of this annual report, US$59.44 million (S/200.83 million) was outstanding under the Financial Stability Framework Agreement. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement and the amendments thereto have been incorporated by reference as Exhibit 10.03 to this annual report.

GSP Concession and Subordination Arrangements

In November 2015 we acquired a 20% interest in GSP, an entity which, on July 22, 2014, signed a concession agreement with the government of Peru to build, operate and maintain the natural gas pipeline transportation system to satisfy the demand of certain cities in the southern region of Peru.

On January 24, 2017, the government of Peru terminated the contract, due to the impossibility of obtaining financial closing. In accordance with the concession contract, the Peruvian government is required to carry out an auction process to sell GSP’s assets and obtain a new concessionaire within one year of the contract termination, with the funds raised in the sale to be used to pay the existing concessionaire for its investment in the project. Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made payment or, to our knowledge, initiated the payment process. A summary of these provisions of the concession contract have been incorporated by reference as Exhibit 10.04 to this annual report.

In 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims under the concession to the other project partners, Enagás and ourselves. As a result, we and Enagas may be entitled to repayment of our percentage payment under the concession contract prior to Odebrecht. However, on January 3, 2018, Odebrecht commenced arbitration proceedings against us, our subsidiary GyM and Enagás, seeking to invalidate the contractual subordination. This agreement and the amendments thereto have been incorporated by reference as Exhibit 10.05 to this annual report.

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

Capital Gains

Pursuant to Article 6 of the Peruvian income tax law, individuals and domiciled entities in Peru are subject to Peruvian income tax on their worldwide income while non-domiciled entities – including branches, agencies (agencias), and permanent establishment (establecimientos permanents) of non-domiciled entities – are subject to Peruvian income tax only on their Peruvian source income.

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

Notwithstanding the foregoing, capital gains resulting from the disposal of ADSs or the beneficial interest in ADSs that represent shares issued by a Peruvian entity are not considered Peruvian source income, and therefore are not subject to Peruvian income tax.

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

From 2016 through December 31 of 2019, pursuant to the Law 30341, capital gains resulting from a transfer of: (i) Common shares and investment shares, (ii) ADRs and Global Depositary Receipts (GDRs), (iii) Exchange Trade Funds (ETF) units that have underlying shares and/or securities representing debt, (iv) representative securities of debt, (v) Certificates of participation in mutual funds for investment in securities, (vi) Certificates of participation in investment Funds in Rent of Real Property (FIRBI) and certificates of participation in Trustee of Securitization for Investment in Rent of Real Estate (FIBRA), and (vii) Negotiable invoices, will be exempt from income tax, provided, however, that the following conditions are met:

With respect to (i), (ii) and convertible bonds:

(a)	The transfer must be performed through a centralized trading mechanism supervised by the Securities Market Superintendence;

(b)

In any 12-month period, neither the seller or any person related to him must dispose of more than 10% of the total number of common shares issued by the company through one or more simultaneous or successive operations; and

(c)

The shares must have a “market presence”, meaning that transactions in respect of those shares for a value exceeding four Tax Units (currently, S/.4,200.00) shall have occurred in at least 27 business days out of any 180 business day period including the date of the transaction.

With respect to (iii), (iv), (v) and (vi):

(a)	The transfer must be performed through a centralized trading mechanism supervised by the Securities Market Superintendence; and

(b)

The shares must have a “market presence,” meaning that transactions in respect of those shares for a value exceeding four Tax Units (currently, S/.4,200.00) shall have occurred in at least 27 business days out of any 180 business day period including the date of the transaction.

With respect to (vii), the transfer must be performed through a centralized trading mechanism supervised by the Securities Market Superintendence.

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

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or common shares. No stamp, transfer or similar tax applies to any transfer of ADSs or common shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.021% of value sold, provided that the Lima Stock Exchange applies a discount of 90% of such commission if stock is included in the Good Corporate Governance Index), fees payable to the Peruvian Securities Commission (0.0135% of value sold, provided that the Peruvian Securities Commission applies a discount of 90% of the abovementioned commission if stock is included in the Good Corporate Governance Index), brokers’ fees (about 0.05% to 0.50% of value sold by legal entities) and value added tax (at the rate of 18%) on commissions and fees. Any investor who sells its common shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the common shares.

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

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you in light of your particular circumstances and does not address the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADSs as a result of such income being recognized on an applicable financial statement;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, will be considered readily tradable on an established securities market in the United States. Based on existing guidance, it is not entirely clear whether our common shares will be considered readily tradable on an established securities market in the United States because only the ADSs, not the underlying common shares, are listed on a securities market in the United States. We believe that dividends we pay on our common shares that are represented by ADSs, but not our common shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange or other disposition of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

I. Subsidiary Information

See the notes 2.2 and 6 to our audited annual consolidated financial statements included in this annual report for a description of our subsidiaries.

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

Exchange Rate Risk

We are exposed to market risk associated with changes in foreign currency exchange rates. Our revenues and costs, and our assets and liabilities, are denominated in soles, U.S. dollars, Chilean pesos and, to a lesser extent, other currencies. In 2018, we estimate that 32.53%, 55.63% and 11.83% of our revenues were denominated in soles, U.S. dollars and other currencies (principally Chilean pesos), respectively, while 63.22%, 23.11% and 13.67% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2018, 56%, 41% and 3% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. If, at December 31, 2018, the sol had strengthened/weakened by 2% against the U.S. dollar, with all other variables remaining constant, or pre-tax profit for the year would have increased/decreased by S/.0.5 million.

Interest Rate Risk

We may from time to time incur variable interest rate indebtedness, and accordingly our financial expenses are affected by changes in interest rates. Based upon our indebtedness at December 31, 2018, and taking into account our interest rate derivative instruments, a change in interest rates of five percent (or 500 basis points) would impact our net profit by S/.0.75 million annually.

Commodity Price Risk

We are exposed to market risk associated with changes in commodity prices, primarily for oil, steel and cement, which in aggregate represented a majority of our total input cost in 2018. We do not have long-term contracts for the supply of these key inputs. Based upon our consumption of these inputs during 2018, a 10% increase/decrease in the prices of each of oil, steel and cement would have increased/decreased our costs of sales by S/.1.0 million, S/.6.8 million and S/.1.7 million, respectively. However, based on our production of oil during 2018, a 10% increase/decrease in the price of oil would have increased/decreased our revenues by S/.29.3 million.

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

During 2018, the depositary reimbursed us for expenses in an aggregate amount of US$90,718 (S/.306,538).

PART II.

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

During 2018, GyM Ferrovias was in continuing default under the financing of the expansion project due to the non-delivery of our audited consolidated financial statements for the 2016 fiscal year, in our capacity as guarantor of the obligations of GyM Ferrovias under the agreement. The financing required that we provide the financial statements no later than April 4, 2018. Also, the financing required that we deliver our audited consolidated financial statements for the 2017 fiscal year by May 15, 2018. We were not able to deliver those financial statements on time. We requested a waiver from the lenders, which we received on July 2, 2018, by which time we had already delivered our audited financial statements for the 2016 and 2017 years.

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

During 2018, and due to the accounting adjustments in connection to the termination of the GSP gas pipeline concession, we were again under certain continuing defaults under the syndicated loan with respect to certain financial ratios and the failure to timely deliver our audited consolidated financial statements for the 2016 and 2017 fiscal years. The syndicated loan required that we provide the financial statements for the 2016 and 2017 fiscal years no later than April 30, 2018. As of March 31, 2018, our Consolidated Leverage Ratio (as defined therein) was 2.6, rather than no more than 2.50 as required under the syndicated loan. We have requested a waiver from the lenders, which we received on August 17, 2018, by which time we had already delivered our audiated financial statements for the 2016 and 2017 years.

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

In 2018, we were under certain defaults under the new term loan with respect to the failure to timely deliver by April 30, 2018 our audited consolidated financial statements for the 2016 and 2017 fiscal years, which we delivered in July 2018. In addition, the company was in default as of December 31, 2018 due to its failure to make payment on June 27, 2018 of 40% of the amounts outstanding under the term loan. The company requested a waiver, which it formally received from the lenders on January 31, 2019, concurrent with which the company repaid the amounts that were overdue (US$16.2 million).

Financial Stability Framework Agreement

As of December 31, 2018 and as of the date hereof, our construction subsidiary GyM is under a continuing default under the Financial Stability Framework Agreement with respect to its failure to comply with certain ratios between Tranche A (client invoices (facturas)) and Tranche B (client provisions). No event of default has been formally notified to GyM by the lenders, and our subsidiary has requested a waiver from the lenders, which is pending. If duly notified to GyM by the lenders, the consequence of this default would be to transfer certain amounts due under Tranche A to Tranche B, for which payment is not due until July 2019. As of December 31, 2018, there was US$43.7 million (S/.147.8 million) outstanding under Tranche A and US$15.7 (S/.53.0) outstanding under Tranche B of the facility, for a total of $US$59.4 million.

For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

On November 6, 2018, our company’s general meeting of shareholders and board of directors approved an offering and sale of our company’s common shares pursuant to a private placement. In December 2018, our company issued and sold a total of 69,380,402 common shares, to certain of our company’s existing shareholders that exercised preemptive rights in accordance with Peruvian law. On April 2, 2019, our company issued and sold 142,483,633 common shares pursuant to the private placement, of which: (i) 55,291,877 shares were paid in full and (ii) 87,191,786 shares were paid 50% with 50% to be paid by July 1, 2019. In total, our company issued and sold 211,864,065 common shares with the proceeds used to reduce debt, to pay our vendors and for working capital of one of our company’s subsidiaries.

ITEM 15.	CONTROLS AND PROCEDURES

CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, our disclosure controls and procedures were not effective as a result of the material weaknesses in internal control over financial reporting described below.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company as such term is defined by Exchange Act rules 13(a)-15(f) and 15(d)-15(f). In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”), management has conducted an assessment, including testing, using the criteria in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted IFRS accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have established a continuous testing process throughout the year. From this assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018, we have identified certain material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual and interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are described below:

•

deficiencies in the operational effectiveness of controls over SOX compliance, including those related to determining the subsidiaries to be included in the scope of SOX testing, the review and formal approval of risk and control matrices, the updating and approval of narratives and flowcharts, as well as the monitoring of detected control failures and the implementation of our internal control system over financing reporting;

•

deficiency in formally having an established and documented process for enterprise and fraud risk management, including the implementation of a risk management system that includes a methodology, a process of identification, evaluation and quantification of the risks, a continuous improvement plan and a monitoring and reporting process;

•	deficiencies in the design and operational effectiveness of controls over segregation of duties to help ensure that personnel with potential conflicts were not involved in non-compatible activities;

•

deficiencies in the design and operational effectiveness of the controls established in the accounting closing process with respect to the: (1) preparation and review of the annual and interim consolidated financial statements, (2) review, approval and supporting documentation of certain accounting entries, (3) segregation of duties between preparation and approval of accounting entries, (4) access control to spreadsheets used for manual accounting records in compliance with IFRS disclosures, (5) disclosure of discontinued operations, and (6) complete, accurate and timely provision of information to the accounting department; and

•

deficiencies in the design and operational effectiveness of controls established in the revenue recognition process with respect to the criteria for, and the documentation supporting, the recognition of revenue and the determination of related provisions, including construction contract revenues and contingent revenues.

Conclusion

These material weaknesses resulted in adjustments to the accounting for revenue and accounts receivable. Additionally, these material weaknesses could result in other misstatements in our financial results and disclosures, which could result in a material misstatement to our annual or interim consolidated financial statements not being prevented or detected. Because of these material weaknesses, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2018, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

Moore Stephens SCAI S.A. (a member firm of Moore Stephens International), an independent registered public accounting firm, which has audited and reported on the consolidated financial statements as of and for the year ended December 31, 2018 contained in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of December 31, 2018.

Remediation Plan

We are in the process of implementing significant improvements to our internal control over financial reporting, as described in our annual report on Form 20-F for fiscal year 2017 and as described herein. As part of this process, we are taking remedial actions to address the material weaknesses that have been identified with respect to our internal control over financial reporting.

We are currently preparing a draft company risk manual that includes a methodology, a process of identification, evaluation and quantification of risks, a continuous improvement plan and a monitoring and reporting process. In parallel and for the key processes, management is identifying significant risks and their impact to prioritize their review and control enhancement and monitor their implementation as necessary.

As of December 31, 2018, we completed the implementation of controls over substantially all (and as of the date hereof, we have completed the implementation of controls over all) of our subsidiaries to comply with the SOX requirements, and the testing of these controls in design and effectiveness over financial reporting will be performed in 2019.

In relation to controls on segregation of duties, we have completed the identification of the conflicted accesses to our accounting and key systems, and a remediation plan is in progress. This plan includes making changes to those accesses in order to ensure there is no conflict over the segregation of duties.

We will continue providing proper training to our accounting team in matters related to IFRS, and to employees responsible for our internal controls, to ensure they have an appropriate level of knowledge and can build on our experience with those controls, specifically, relating to monitoring and accounting, in order to execute their control responsibilities. In addition, controls over the accounting process are under review to ensure that information is provided to the accounting department in a complete, accurate and timely fashion, financial statements are assessed, supporting documentation of accounting entries is provided, there is a correct segregation of duties between preparation and approval of accounting entries, and access control to spreadsheets used for manual accounting are kept correctly. In addition, as part of this plan, controls in revenue recognition will be reinforced with the implementation of policies and procedures in accordance with IFRS.

Furthermore, moving forward, we will continue to monitor and assess our remediation activities to address the material weaknesses described above through remediation as soon as practicable. The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting described above.

The process of designing and implementing an effective reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information— D. Risk Factors — We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.” If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

C.	Attestation Report of the Registered Public Accounting Firm

See Item 18. Financial Statements.

D.	Changes in Internal Control Over Financial Reporting

During 2018, the company made changes to its internal control over financing reporting to address material weaknesses identified during 2017. The company continued implementing its remedial plan as described in Item 15.B. of the annual report for the 2017 fiscal year. Specifically, the company addressed material weaknesses in its control environment, the timely accounting for signed contracts, controls over the accounting of inventory, and the role of the internal audit function, as follows:

During 2017 and 2018, the company, through its senior management, began to implement programs to strengthen the tone of the top of the organization affecting how the organization performs risk management, financial analysis, accounting and financial reporting. These activities have included during 2018: the launch of an updated code of ethics to all officers and employees; ethics training programs, which have been completed by 90% of employees; conflicts of interest declarations for all employees; the strengthening of our hiring process; the launch of a communication program for all employees with respect to the company’s compliance policies; the implementation of an updated organizational structure, including the review and adjustment of the delegation of authority; the development of a plan to implement the new internal control system across the company, the completion of which is ongoing; and the implementation of a due diligence program to third parties (partners and suppliers) as part of the implementation of a fraud risk program.

During 2018, the company began the review of the main processes to identify deficiencies in controls to address risks related to material misstatements. This review included the following processes: accounting closing, inventory, signing of contracts, segregation of duties, project management, and new business development.

One of the material weaknesses identified in 2017 was the timely accounting for signed contracts. During 2018, this process was reviewed and changes were made to ensure that all signed contracts were accounted for on a timely basis. The deficiencies identified in 2017 with respect to the accounting for inventory were related to inventory reviews that were not performed on a timely basis. During 2018, inventory reviews were performed in all our applicable subsidiaries and actions were taken to address discrepancies.

Additionally, the company’s internal audit function was reorganized. A new Chief Executive Auditor, who reports directly to the Audit Committee, was appointed in January 2018. Additionally, we hired personnel within the internal audit department with the appropriate training and experience in auditing to ensure that our internal control system and processes are executed adequately.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Manuel del Río qualifies as an “audit committee financial expert” and is independent under the Exchange Act.

ITEM 16B.	CODE OF BUSINESS CONDUCT AND ETHICS

We are committed to responsible, honest, transparent and ethical conduct. Our management system enables us to communicate our corporate values and principles to all levels of the organization, offers a confidential reporting mechanism (canal ético), and has a governance structure, independent from management, to investigate and remedy potential breaches of our code.

We have adopted a code of business conduct and it applies to our directors, officers and employees. Our code of business conduct is available on our website www.granaymontero.com.pe. Information on our website is not incorporated by reference in this annual report.

If we make any substantive amendment to the code of business conduct or if we grant any waiver, including any implicit waiver, from a provision of the code of business conduct that applies to our chief executive officer, chief financial officer or controller, we will disclose the nature of such amendment or waiver in our website or in our next Form 20-F to be filed with the SEC to the extent required under applicable rules. During the year ended December 31, 2018, no such waiver was granted. Certain amendments to our code of business conduct were made as described below.

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

During 2016, our efforts regarding compliance and prevention were focused on the deployment of the anti-corruption program across our companies. As part of this process, we implemented in our web-based platform a training program with respect to the principal anti-corruption guidelines. Additionally, we have included anti-corruption matters in our board of directors’ periodic agenda, and we also have established a compliance officer who reports to the Audit and Processes Committee. We continue performing due diligence in connection with acquisitions, and used the “Know Your Partner” initiative (2015), through which preventive assessments were performed on potential strategic partners, suppliers and potential recipients of grants in 2016. In this regard, anti-corruption clauses were included in contracts with suppliers and a specific procedure was implemented for charitable donations.

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

On February 5, 2018 we launched a revised, risk-based due diligence corporate policy with respect to our employees and existing and potential third-parties. The first phase began immediately and we renewed the due diligence with our partners and customers. We also trained our commercial force and managers on the new policy and launched a modern, risk-based approach supported by proven tools that have been worldwide. We are currently undergoing the second phase, which was launched in September 2018 and focuses on due diligence with our suppliers and sub-contractors.

On the May 11, 2018, the chairman of our board of directors launched the group’s new Code of Business Conduct. We consolidated, in a single, enhanced document, our previous Ethics Charter and our Code of Conduct, and complemented it with additional relevant topics in accordance with benchmarks from peer organizations, best practices and guidance from international organizations.

From September to December 2018, 1,200 leaders within our organization were trained through 48 face-to-face sessions in matters related to compliance, such as conflict of interest, ethical management and anti-corruption norms. The Risks and Compliance staff, as well as the Chief Risk and Compliance Officer and the Chief Executive Officer conducted the training sessions. Once these face-to-face trainings were carried out, e-learning trainings were launched to the rest of our employees. 88% of the target group had completed the e-learning trainings by December 31, 2018.

On October 29, 2018, we concluded the recruitment of all approved positions for the Risk and Compliance function across Peru, Colombia and Chile. The function is independent from management and reports directly to the Risk, Compliance and Sustainability Committee of the Board of Directors through the Chief Risk and Compliance Officer. The function is structured in four areas (each area has a manager in charge and a specialist): (i) Risks and Monitoring, (ii) Ethics and Training, (iii) Due Diligence and Research, (iv) Integration into the Business Area, and (v) Country Compliance Officer. The staff of the Risk and Compliance function bring various experience in matters of risk, ethics and compliance at both the national and international level and have completed undergraduate and post-graduate studies in a variety of areas, including risk, law, administration, finance, accounting, auditing, economics, engineering, compliance, ethics and human resources.

In November 2018, we initiated an active corporate communication campaign to re-launch our confidential reporting mechanism (canal ético). This included re-iterating our company values and encouraging employees and management to report cases where they have identified activities outside of those values. In 2018, this confidential reporting mechanism increased the number of cases reported, which has helped to strengthen our internal controls.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our current independent registered public accounting firm, Moore Stephens, in connection with its audit of our annual consolidated financial statements for the fiscal years ended December 31, 2017 and 2018, which are included in this report.

	For the year ended December 31,
	2017	2018
	(in thousands of S/.)
Audit fees	4,932.4	5,406
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total fees	4,932.4	5,406

Audit fees in the table above are the aggregate fees billed and billable by our independent auditor in connection with the audit of, or audit procedures in connection with, our annual consolidated financial statements and review of our internal controls.

Audit-related fees in the tables above relate to accounting consultation.

Tax fees in the tables above are fees billed relating to tax compliance services.

Our Audit and Process Committee is responsible for the oversight of the independent auditors and has established pre-approval procedures for the engagement of our registered public accounting firm for audit and non-audit services. Such services can only be contracted if they are approved by the Audit and Process Committee, they comply with the restrictions provided under applicable rules and they do not jeopardize the independence of our auditors. All services provided by our current independent auditor for our fiscal years ended December 31, 2017 and 2018 were pre-approved by our Audit and Process Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Dismissal of Independent Registered Public Accounting Firm

Our company and Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers (“PwC”) determined that PwC lacked independence from our company with respect to our company’s financial statements for the fiscal year 2016 as a consequence of non-audit services provided by PwC to our company beginning in the fourth quarter of the fiscal year 2016. The services related to our company’s testing of internal controls in accordance with the Sarbanes-Oxley Act. As a result, our company and PwC mutually agreed on October 4, 2017 to our company’s dismissal of PwC as auditor of our company’s consolidated financial statements for the fiscal year 2016. Our company’s Audit and Process Committee and Board of Directors participated in and approved the decision to dismiss PwC and recommended the appointment of our company’s new independent registered public accounting firm.

(b) New Audit of 2015

The independence issue described above did not affect the independence of PwC with respect to PwC’s audit of our company’s consolidated financial statements for the fiscal years 2014 and 2015. The audit reports of PwC on our company’s consolidated financial statements for the fiscal years 2014 and 2015 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

On or about March 23, 2018, PwC informed our company that it would not authorize the use of its 2015 audit opinion in connection with the filing of our company’s annual report on Form 20-F without conducting substantial additional procedures. PwC could not give any assurance as to when it could complete such additional procedures and stated it could take several months. PwC informed our company that professional standards required the performance of substantial additional procedures with respect to the 2015 consolidated financial statements because of publicly reported procedural developments since the firm’s dismissal in October 2017 concerning the cumulative effect of the decision of the Peruvian court to include three former executives of our company and our company in its ongoing criminal investigation relating to projects involving Odebrecht, coupled with a 2015 agreement that was first provided to PwC in May 2017 while PwC was conducting the audit for the fiscal year 2016.

On April 17, 2018, to avoid further delay, our company appointed Moore Stephens SCAI S.A. (“Moore Stephens”) as its new independent registered public accounting firm for the fiscal year 2015 and announced that the previously issued consolidated financial statements of our company for the 2015 fiscal year (and the related audit opinion of PwC) should no longer be relied upon. Among other factors, as our company’s current auditor, Moore Stephens, was in the process of completing its audit work with respect to the 2016 fiscal year (see (d) below) and thus, in our company’s view, could more timely and efficiently complete the 2015 audit processes as well.

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

During the 2015 and 2016 fiscal years and the subsequent interim period through October 4, 2017, there were “reportable events” (as that term is defined in Item 16.F(a)(1)(v) of Form 20-F) as follows: (i) as disclosed in our company’s annual report on Form 20-F for the 2015 fiscal year, our company’s management and PwC each concluded that our company did not maintain effective internal control over financial reporting as of December 31, 2015, because of a material weakness related to inadequate controls over segregation of duties in certain activities in some subsidiaries; (ii) PwC advised our company that our company did not maintain effective internal control over financial reporting as of December 31, 2016 as a result of the material weaknesses described in Item 15.B of our company’s annual report on Form 20-F for the fiscal year ended December 31, 2016, except that the following items were not advised by PwC: (1) inadequate oversight by the Audit Committee regarding the role of the Internal Audit Department, (2) a control environment not always sufficient to ensure adequate enterprise risk management (including fraud risk), and (3) the conclusion which states that there were no significant impacts in our consolidated financial statements because clarifying addendums were signed by the parties; and (iii) at the time of PwC’s dismissal, as described in (a) above, PwC’s audit of the consolidated financial statements for the fiscal year 2016 was not complete, including the final resolution of matters related to the accounting for two contracts and any related implications from the finalization of the internal investigation conducted by our company.

The Audit and Process Committee of our company discussed the subject matter of each of the reportable events with PwC. Our company authorized PwC to fully respond to the inquiries of the successor accountant concerning these reportable events.

Our company has requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated May 15, 2018, is filed as Exhibit 16.01 to our company’s annual report on Form 20-F for the fiscal year ended December 31, 2016.

(d) Appointment of New Independent Registered Public Auditing Firm

A shareholders’ meeting of our company held on November 2, 2017 appointed Moore Stephens as the new independent auditor for the fiscal year 2016.

On April 17, 2018, the Audit and Process Committee of our company appointed Moore Stephens to audit the 2015 fiscal year. The shareholders’ meeting of our company held on May 14, 2018 ratified the appointment.

During the 2015 and 2016 fiscal years and the subsequent interim period through April 16, 2018, our company did not consult with Moore Stephens regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our company’s consolidated financial statements, other than in connection with the ongoing audit work by Moore Stephens of our company’s consolidated financial statements for the 2016 fiscal year; or (ii) any matter that was either the subject of a disagreement or a reportable event.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange.

We currently follow certain Peruvian practices concerning corporate governance and intend to continue to do so. There are significant differences in the Peruvian corporate governance practices as compared to those followed by United States domestic companies under the NYSE’s listing standards.

The NYSE listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors. Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of independent members on its board of directors. However we currently have a majority of independent directors on our board in accordance with NYSE independence standards. Our Audit and Process Committee is comprised of independent directors under SEC rules applicable to foreign private issuers. Additionally, our Human Resource Management Committee is currently comprised of independent directors, while our Investment Committee and our Risk, Compliance and Sustainability Committee are currently comprised of a majority of independent directors, in each case under NYSE independence standards. Our Human Resource Management Committee is not the equivalent of, or wholly comparable to, a U.S. compensation committee.

The listing standards for the NYSE also require that U.S. listed companies have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Peruvian law, a Peruvian company may, but is not required to, form such committees, which may be composed partially or entirely of non-independent directors. Accordingly, we do not have a nominating/corporate governance committee and a compensation committee.

In addition, NYSE rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Peruvian law, accordingly, we do not have such meetings.

The NYSE’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In July 2002, the Peruvian Securities Commission and a committee comprised of regulatory agencies and associations prepared and published a list of suggested non-mandatory corporate governance guidelines called the “Principles of Good Governance for Peruvian Companies.” These principles are disclosed on the Peruvian Securities Commission web page http://www.smv.gob.pe and the Lima Stock Exchange web page http://www.bvl.com.pe. Although we have implemented a number of these measures and have been selected to form part of the Best Corporate Governance Practices Index of the Lima Stock Exchange, we are not required to comply with the referred corporate governance guidelines by law or regulation.

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

Exhibit Number	Description

1.01*	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02**	Deposit Agreement, dated as of December 31, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

10.01***	Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.1***	Amendment No. 1, dated as of December 22, 2015, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.2***	Amendment No. 2, dated as of February 1, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.3***	Amendment No. 3, dated as of February 12, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.4***	Amendment No. 4, dated as of February 29, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.5***	Amendment No. 5, dated as of April 15, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10.01.6***	Waiver and Amendment No. 6, dated as of September 15, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

Exhibit Number	Description

10.01.7***	Amendment No. 7, dated as of December 16, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.8*** +	Amendment No. 8, dated as of June 27, 2017, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.9***	Amendment No. 9, dated as of October 12, 2017, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.02***	Loan Agreement, dated as of June 27, 2017, by and among, inter alia, Graña y Montero, as borrower, and Natixis, New York Branch, as administrative agent.

10.02.1***	Waiver and Amendment, dated as of March 26, 2018, to the Credit Agreement, dated as of June 27, 2017, by and among, inter alia, Graña y Montero, as borrower, and Natixis, New York Branch, as administrative agent.

10.03***	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, Graña y Montero, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.

10.04***	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.

10.05***	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among Graña y Montero, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.

10.05.1***	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.

10.05.1.1***	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05.1.2***	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05.1.3***	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.01****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.02****	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

16.01***	Letter dated May 15, 2018 by Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers, as required by Item 16F of Form 20-F.

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

Exhibit Number	Description

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

101. LAB	XBRL Taxonomy Extension Label Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated herein by reference to exhibit 1.01 of the Registrant’s Form 20-F (File No. 333-172855) filed with the SEC on April 30, 2014.
**	Incorporated herein by reference to exhibit 1 to the Registrant’s registration statement on Form F-6 (File No. 333-228727) filed with the SEC on December 10, 2018.
***	Incorporated herein by reference to the Registrant’s Form 20-F (File No. 333-172855) filed with the SEC on May 15, 2018.
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

(All amounts expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

S/	=	Peruvian Sol
US$	=	United States dollar

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Graña y Montero S.A.A. and its subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Graña y Montero S.A.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because the following material weaknesses in internal control over financial reporting existed as of that date:

-	Deficiencies in a formally established and documented process for enterprise and fraud risk management.

-	Deficiencies in the design and operational effectiveness of controls over segregation of duties to help ensure that personnel with potential conflicts were not involved in incompatible activities.

-

Deficiencies in the design and operational effectiveness of the controls established in the accounting closing process with respect to the preparation and review of the annual and interim financial statements, including controls over the review, approval, and supporting documentation related to journal entries.

-

Deficiencies in the design and operational effectiveness of controls established with respect to the recognition of revenue and determination of related estimates, including construction contract revenues and contingent revenues.

-	Deficiencies in the operational effectiveness of controls over SOX compliance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Emphasis of Certain Matters

As discussed in Note 1 to the financial statements, Graña y Montero S.A.A. has been included as civilly liable third party in the investigations in connection with the IIRSA Project and GyM S.A. (a subsidiary of Graña y Montero S.A.A.) has been included as civilly liable third party in the IIRSA project, the Construction of the Electric Train project and the Constructors’ Club. The Note also states that GyM S.A. is being investigated by a Peruvian regulatory entity for the existence of an alleged cartel called the Constructors’ Club. The Company’s Management does not rule out the possibility of finding, in the future, adverse evidence, nor does it rule out that authorities or third parties will find, in the future, adverse evidence not currently known to date during the investigations being conducted.

As discussed in Note 2.31 to the consolidated financial statements, the Company has restated the consolidated statement of income for the year ended December 31, 2017, which included the net gain on the sale of the former subsidiary GMD (S/218.3 million (US$64.6 million)) in the “Gain from the sale of investments” line item rather than the “Profit from discontinued operations” line item. While there was no effect of the restatement on Net profit, the restatement had the effect of reducing the operating profit, (loss) profit from continuing operations and earnings (loss) per share from continuing operations attributable to owners for 2017.

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

Bogota, Colombia

April 30, 2019

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS

		As at December 31,	As at December 31,
	Note	2017	2018
Current assets
Cash and cash equivalents	9	626,180	801,140
Financial asset at fair value through profit or loss		181	—
Trade accounts receivables, net	11	1,515,673	1,007,828
Work in progress, net	12	61,804	28,538
Accounts receivable from related parties	13	100,752	34,903
Other accounts receivable	14	765,445	588,451
Inventories, net	15	770,711	514,047
Prepaid expenses		33,478	10,549

		3,874,224	2,985,456

Non-current assets classified as held for sale	37	17,722	247,798

Total current assets		3,891,946	3,233,254

Non-current assets
Long-term trade accounts receivable, net	11	907,587	1,020,067
Long-term work in progress, net	12	28,413	32,212
Long-term accounts receivable from related parties	13	773,930	778,226
Prepaid expenses		38,082	33,697
Other long-term accounts receivable	14	470,852	302,957
Investments in associates and joint ventures	16	268,671	257,765
Investment property		45,687	29,133
Property, plant and equipment, net	17	865,735	470,554
Intangible assets, net	18	940,070	847,095
Deferred income tax asset	25	436,697	425,436

Total non-current assets		4,775,724	4,197,142

Total assets		8,667,670	7,430,396

LIABILITIES AND EQUITY

		As at December 31,	As at December 31,
	Note	2017	2018
Current liabilities
Borrowings	19	1,056,764	826,474
Bonds	20	36,655	39,167
Trade accounts payable	21	1,453,046	1,079,531
Accounts payable to related parties	13	55,174	55,941
Current income tax		85,543	25,807
Other accounts payable	22	848,500	632,669
Provisions	23	13,503	6,197

Total current liabilities		3,549,185	2,665,786

Non-current liabilities classified as held for sale	37	—	225,828

Total current liabilities		3,549,185	2,891,614

Non-current liabilities
Borrowings	19	633,299	376,198
Long-term bonds	20	910,912	897,875
Other long-term accounts payable	22	852,473	574,110
Long-term accounts payable to related parties	13	25,954	21,849
Provisions	23	33,914	103,411
Derivative financial instruments		383	61
Deferred income tax liability	25	72,472	75,347

Total non-current liabilities		2,529,407	2,048,851

Total liabilities		6,078,592	4,940,465

Equity	24
Capital		660,054	729,434
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		881,795	992,144
Other reserves		(169,671)	(170,620)
Retained earnings		589,167	375,417

Equity attributable to controlling interest in the Company		2,123,330	2,088,360
Non-controlling interest		465,748	401,571

Total equity		2,589,078	2,489,931

Total liabilities and equity		8,667,670	7,430,396

The accompanying notes on pages 9 to 113 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year ended December 31,
	Note	2016	2017	2018
			(as restated)
Revenues from construction activities		2,713,013	2,214,108	1,961,100
Revenues from services provided		869,106	956,300	1,003,623
Revenue from real estate and sale of goods		555,190	843,605	934,739

		4,137,309	4,014,013	3,899,462

Cost of construction activities		(2,683,703)	(2,107,206)	(1,921,112)
Cost of services provided		(763,193)	(770,792)	(741,172)
Cost of real estate and goods sold		(374,324)	(633,563)	(562,689)

	27	(3,821,220)	(3,511,561)	(3,224,973)

Gross profit		316,089	502,452	674,489

Administrative expenses	27	(278,303)	(322,454)	(278,433)
Other income and expenses	29	(22,360)	(32,869)	(61,335)
Gain (loss) from the sale of investments		46,336	34,545	(7)

Operating profit		61,762	181,674	334,714

Financial expenses	28	(198,055)	(150,777)	(247,982)
Financial income	28	18,225	13,742	50,925
Share of the profit or loss in associates and joint ventures	16 a) b)	(590,066)	473	(3,709)

(Loss) profit before income tax		(708,134)	45,112	133,948
Income tax	30	152,182	(46,305)	(113,318)

(Loss) profit from continuing operations		(555,952)	(1,193)	20,630

Profit from discontinued operations	37	104,354	210,431	36,785

(Loss) profit for the year		(451,598)	209,238	57,415

(Loss) profit attributable to:
Owners of the Company		(509,699)	148,738	(83,188)
Non-controlling interest		58,101	60,500	140,603

		(451,598)	209,238	57,415

Earnings (loss) per share from continuing operations attributable to owners of the Company during the year	35	(0.772)	0.225	(0.125)

The accompanying notes on pages 9 to 113 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year ended December 31,
		2016	2017	2018
Profit (loss) for the period		(451,598)	209,238	57,415

Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(1,531)	(4,031)	16,589

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		883	482	119
Foreign currency translation adjustment, net of tax		14,307	(11,341)	5,733
Change in value of available-for-sale financial assets, net of tax		(2,220)	—	—
Transfer to profit or loss from sales of available-for-sale financial assets, net of tax	10	(41,461)	—	—
Exchange difference from net investment in a foreign operation, net of tax		7,860	6,610	(8,147)
Exchange difference from foreign net investment, net of tax		1,563	—	—

		(19,068)	(4,249)	(2,295)

Other comprehensive income for the period, net of tax		(20,599)	(8,280)	14,294

Total comprehensive income for the period		(472,197)	200,958	71,709

Comprehensive income attributable to:
Owners of the Company		(534,492)	143,575	(67,548)
Non-controlling interest		62,295	57,383	139,257

		(472,197)	200,958	71,709

Comprehensive income attributable to owners of the Company:
Continuing operations		(639,371)	(62,773)	(131,284)
Discontinued operations		104,879	206,348	63,736

		(534,492)	143,575	(67,548)

The accompanying notes on pages 9 to 113 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR DECEMBER 31, 2016, 2017 AND 2018

(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number of shares In thousands	Capital	Legal reserve	Voluntary reserve	Share Premium	Other reserves	Retained earnings	Total	Non-controlling interest	Total
Balances as of January 1, 2016	660,054	660,054	132,011	29,974	897,532	(143,784)	982,987	2,558,774	523,138	3,081,912

(Loss) profit for the year	—	—	—	—	—	—	(509,699)	(509,699)	58,101	(451,598)
Cash flow hedge	—	—	—	—	—	839	—	839	44	883
Adjustment for actuarial gains and losses	—	—	—	—	—	—	(1,121)	(1,121)	(410)	(1,531)
Foreign currency translation adjustment	—	—	—	—	—	9,885	—	9,885	4,422	14,307
Change in value of available-for-sale financial assets	—	—	—	—	—	(2,220)	—	(2,220)	—	(2,220)
Transfer to profit or loss for sale of investment of available-for-sale financial assets, net of tax	—	—	—	—	—	(41,461)	—	(41,461)	—	(41,461)
Exchange difference from net investment in a foreign operation	—	—	—	—	—	7,722	—	7,722	138	7,860
Transfer to profit or loss of exchange difference from net investment in a foreign operation, net of tax	—	—	—	—	—	1,563	—	1,563	—	1,563

Comprehensive income of the year	—	—	—	—	—	(23,672)	(510,820)	(534,492)	62,295	(472,197)

Transactions with shareholders:
- Dividend distribution (Note 36 d)	—	—	—	—	—	—	(30,853)	(30,853)	(25,473)	(56,326)
- Contributions (devolution) of non-controlling shareholders, net (Note 36 c)	—	—	—	—	—	—	—	—	(19,099)	(19,099)
- Additional acquisition of non-controlling interest (Note 36 a)	—	—	—	—	(15,167)	—	—	(15,167)	(35,972)	(51,139)
- Sale to non-controlling interest	—	—	—	—	99	—	—	99	236	335
- Purchase of subsidiaries	—	—	—	—	—	—	—	—	4,153	4,153
- Deconsolidation of former subsidiary	—	—	—	—	—	—	2,063	2,063	35	2,098

Total transactions with shareholders	—	—	—	—	(15,068)	—	(28,790)	(43,858)	(76,120)	(119,978)

Balances as of December 31, 2016	660,054	660,054	132,011	29,974	882,464	(167,456)	443,377	1,980,424	509,313	2,489,737

Balances as of January 1, 2017	660,054	660,054	132,011	29,974	882,464	(167,456)	443,377	1,980,424	509,313	2,489,737

Profit for the year	—	—	—	—	—	—	148,738	148,738	60,500	209,238
Cash flow hedge	—	—	—	—	—	458	—	458	24	482
Adjustment for actuarial gains and losses	—	—	—	—	—	—	(2,948)	(2,948)	(1,083)	(4,031)
Foreign currency translation adjustment	—	—	—	—	—	(9,166)	—	(9,166)	(2,175)	(11,341)
Exchange difference from net investment in a foreign operation	—	—	—	—	—	6,493	—	6,493	117	6,610

Comprehensive income of the year	—	—	—	—	—	(2,215)	145,790	143,575	57,383	200,958

Transactions with shareholders:
- Dividend distribution (Note 36 d)	—	—	—	—	—	—	—	—	(59,677)	(59,677)
- Contributions (devolution) of non-controlling shareholders, net	—	—	—	—	—	—	—	—	(33,197)	(33,197)
- Additional acquisition of non-controlling interest (Note 36 a)	—	—	—	—	(669)	—	—	(669)	(273)	(942)
- Deconsolidation of former subsidiary	—	—	—	—	—	—	—	—	(7,801)	(7,801)

Total transactions with shareholders	—	—	—	—	(669)	—	—	(669)	(100,948)	(101,617)

Balances as of December 31, 2017	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078

Balances as of January 1, 2018	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078

- IFRS adoption	—	—	—	—	—	—	(52,564)	(52,564)	(979)	(53,543)

Initial balances restated	660,054	660,054	132,011	29,974	881,795	(169,671)	536,603	2,070,766	464,769	2,535,535

(Loss) profit for the year	—	—	—	—	—	—	(83,188)	(83,188)	140,603	57,415
Cash flow hedge	—	—	—	—	—	113	—	113	6	119
Adjustment for actuarial gains and losses	—	—	—	—	—	—	16,589	16,589	—	16,589
Foreign currency translation adjustment	—	—	—	—	—	6,930	—	6,930	(1,197)	5,733
Exchange difference from net investment in a foreign operation	—	—	—	—	—	(7,992)	—	(7,992)	(155)	(8,147)

Comprehensive income of the year	—	—	—	—	—	(949)	(66,599)	(67,548)	139,257	71,709

Transactions with shareholders:
- Dividend distribution (Note 36 d)	—	—	—	—	—	—	—	—	(102,772)	(102,772)
- Contributions (devolution) of non-controlling shareholders, net	—	—	—	—	—	—	—	—	(84,442)	(84,442)
- Additional acquisition of non-controlling interest (Note 36 a)	—	—	—	—	(9,583)	—	—	(9,583)	(4,050)	(13,633)
- Capital Increase	69,380	69,380	—	—	68,223	—	—	137,603	—	137,603
- Deconsolidation CAM Group	—	—	—	—	—	—	(42,878)	(42,878)	18,221	(24,657)
- Deconsolidation Stracon GyM	—	—	—	—	51,709	—	(51,709)	—	(29,412)	(29,412)

Total transactions with shareholders	69,380	69,380	—	—	110,349	—	(94,587)	85,142	(202,455)	(117,313)

Balances as of December 31, 2018	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931

The accompanying notes on pages 9 to 113 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

(All amounts are expressed in thousands of S/ unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended December 31,
	Note	2016	2017	2018
OPERATING ACTIVITIES
(Loss) profit before income tax		(603,780)	255,543	170,733
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	27	205,522	199,794	125,419
Amortization of other assets	27	82,743	86,557	112,072
Impairment of inventories	27	36,353	40,908	—
Impairment of accounts receivable and other accounts receivable	27	419,584	19,109	65,076
Reversal of impairment of inventories		—	—	(26,993)
Debt condonation	5.1-f)	(431,484)	—	—
Impairment of property, plant and equipment	27	9,263	14,680	5,664
Impairment of intangible assets	29	54,308	49,609	—
Financial expenses-CCDS		7,004	—	—
Expenses for liquidation of works - CCDS		164	—	—
Indemnification		(33,600)	3,220	686
Profit on fair value of financial asset at fair value through profit or loss		31	(34)	—
Change in the fair value of the liability for put option	23	(984)	(1,400)	(6,122)
Provisions	23	9,486	9,510	75,369
Proceeds from the returned sale of Morelco		(6,658)	—	—
Remeasurement of purchase consideration of Morelco		(7,166)	—	—
Financial expense,net		106,739	138,016	177,649
Other provisions in CCDS		24,915	—	—
Share of the profit and loss in associates and joint ventures under the equity method of accounting	16 a) b)	589,710	(1,327)	3,709
Reversal of provisions	23	(17,883)	(1,044)	(6,218)
Disposal of assets		3,951	5,438	16,327
Disposal of investments		1,227	106	—
(Profit) loss on sale of property, plant and equipment	17	(18,393)	(26,883)	7,105
Loss on sale of financial assets at fair value through profit or loss		221	—	—
Loss on sale of non-current asset held for sale		22	45	—
(Profit) loss on sale of available-for-sale financial assets	10	(46,337)	(25,768)	1,529
Profit on sale of investments in subsidiaries		—	(244,313)	(73,642)
Loss on remeasurement of accounts receivable		76,864	15,807	25,110
Loss on remeasurement of investment		6,832	—	—
Net variations in assets and liabilities:
Trade accounts receivable and unbilled working in progress		115,263	(213,126)	(236,011)
Other accounts receivable		(85,234)	33,196	190,354
Other accounts receivable from related parties		84,448	(245,688)	24,609
Inventories		33,709	279,867	200,575
Pre-paid expenses and other assets		(99)	(6,494)	18,309
Trade accounts payable		(87,553)	463,401	10,917
Other accounts payable		156,261	49,319	(311,848)
Other accounts payable to related parties		45,902	(66,819)	92,613
Provisions		(2,756)	(1,680)	(6,615)
Interest payment		(171,572)	(173,662)	(188,704)
Payments for purchases of intangibles - Concessions		(97,711)	(20,178)	(10,305)
Payment of income tax		(125,619)	(144,545)	(178,094)

Net cash provided by operating activities		333,693	491,164	279,273

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

(All amounts are expressed in thousands of S/ unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended December 31,
	Note	2016	2017	2018
INVESTING ACTIVITIES
Sale of investment		107,341	391,786	222,971
Sale of property, plant and equipment		66,086	127,221	31,852
Sale of financial asset at fair value through profit or loss		1,427	98	—
Sale of non-current assets held for sale		117	43,367	16,244
Refunding for price adjustment - Morelco		6,658	—	—
Return of contributions		1,963	—	—
Interest received		15,370	6,992	36,508
Dividends received	16 a) b)	27,992	3,758	1,823
Payment for purchase of investments properties		(17,543)	(1,183)	(209)
Payments for intangible purchase		(45,706)	(97,112)	(86,799)
Payments for purchase and contributions on investment in associate and joint ventures		(389,657)	(2,116)	(3,770)
Payments for property, plant and equipment purchase		(147,732)	(123,941)	(80,765)

Net cash (applied to) provided by investing activities		(373,684)	348,870	137,855

FINANCING ACTIVITIES
Loans received		3,941,750	1,415,113	1,018,744
Bonds issued		178,640	—	—
Amortization of loans received		(3,914,570)	(2,044,256)	(1,265,920)
Amortization of bonds issued		(25,281)	(39,151)	(28,914)
Payment for transaction costs for debt		(650)	(31,286)	—
Dividends paid to owners of the parent		(30,853)	—	—
Dividends paid to non-controlling interest	36 d)	(25,473)	(43,942)	(102,772)
Cash received (return of contributions) from non-controlling shareholders		(19,099)	(33,197)	(59,053)
Capital increase	24	—	—	137,603
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(18,702)	(942)	389

Net cash provided by (applied to) financing activities		85,762	(777,661)	(299,923)

Net increase (net decrease) in cash		45,771	62,373	117,205
Exchange difference		(1,219)	(34,867)	57,756
Cash and cash equivalents at the beginning of the year		554,002	598,554	626,060

Cash and cash equivalents at the end of the year	9	598,554	626,060	801,021

NON-CASH TRANSACTIONS:
Debt capitalization		8,308	—	—
Interest debt capitalization		—	26,015	3,361
Acquisition of assets through finance leases		65,336	48,507	2,365
Recognition of debt due to termination of GSP		608,247	—
Accounts payable to the non-controlling interest for purchase of investments		—	—	14,022
Return of contribution in inventories		—	—	25,389
Dividends declared to non-controlling interest		—	15,735	—
Deconsolidation from non-controlling interest		—	7,801	54,069

The accompanying notes on pages 9 to 113 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2017 AND 2018

1	GENERAL INFORMATION

a)	Incorporation and operations

Graña y Montero S.A.A. (hereinafter the Company) was incorporated in Peru on August 12, 1996, as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la Republica 4675, Surquillo Lima, Peru and is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

The Company is the parent of the Graña y Montero Group that includes the Company and its subsidiaries (hereinafter, the “Group”) and is mainly engaged in holding investments in different Group companies. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory, human resources management and leases office space to the Group companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b)	Authorization for the issue of the financial statements

The consolidated financial statements for the year ended December 31, 2018, have been prepared and issued with Management and Board of Directors’ authorization on March 7, 2019, and will be submitted for consideration and approval at the General Shareholders’ Meeting to be held within the term established by Peruvian law. Management expects that the consolidated financial statements as of December 31, 2018, will be approved with no changes.

c)	Current situation of the Company

1)	Projects conducted in association with companies of the Odebrecht Group

Our company and one of its subsidiaries participated as minority partners in certain entities that developed six infrastructure projects in Peru with companies belonging to the group Odebrecht (hereinafter Odebrecht). In 2016, Odebrecht entered into a Plea Agreement with the authorities of the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted corruption acts in connection with two of these projects (tranches 2 and 3 of the Interoceanica Sur highway (“IIRSA Sur”) and the project to construct the Lima Metro (Electric Train)). As a result of this agreement, the Peruvian authorities opened investigations for admitted illicit activities.

i)	IIRSA Sur

With respect to the investigations conducted in relation to IIRSA Sur, the Public Prosecutor’s Office indicted the former Chairman of the Board of Directors, for collusion; a former Director, and a former executive of the Company, for money laundering. Subsequently, Graña y Montero S.A.A. and GyM S.A. were incorporated as subjects investigated in the case described above. The companies appealed this decision, and later the Superior Court ruled in favor of both companies.

In addition, Graña y Montero S.A.A. and GyM S.A. have been incorporated as civilly liable third parties in the investigation process, which means that the court will assess whether these entities are obligated to compensate the Peruvian Government for damages suffered as a result of the facts under investigation.

ii)	Electric Train

GyM S.A. has been incorporated as a civilly liable third party in the process related to the Electric Train construction project, tranches 1 and 2. However, hitherto, no current or past director or officer of the Company has been incorporated in the investigation.

2)	The Construction Club

On July 11, 2017, the Peruvian Commission for Free Competition (“Indecopi”) initiated an investigation against several construction companies, including GyM S.A., about the existence of an alleged cartel called the Construction Club. Throughout the investigation, GyM S.A. has provided to Indecopi with all the information requested and continues collaborating with the ongoing investigations.

The Company’s former commercial manager is under a criminal investigation, as well as other individuals related to other construction companies. GyM S.A. has been incorporated in the criminal proceedings as a civilly liable third party along with 11 other construction companies.

3)	Independent Investigation related to businesses with Odebrecht Group

On January 9, 2017, the Board of Directors approved a plan to conduct an internal investigation related to six projects executed in association with Odebrecht.

On March 30, 2017, the Board of Directors created a Risk, Compliance and Sustainability Committee who was in charge of the oversight of the investigation independent from management. The external investigation was entrusted to the law firm Simpson, Thatcher and Bartlett, who reported exclusively to the Risk, Compliance and Sustainability Committee in order to preserve the independence of the investigation.

The independent investigation concluded on November 2, 2017, and found no evidence for determining that the Group or any of its former or current directors or executives had intentionally or knowingly participated in acts of corruption related to the six projects developed in association with Odebrecht.

We were informed by the press in February 2019, that Odebrecht has signed an effective collaboration agreement with the Prosecutor´s Office and the Ad Hoc Prosecutor’s Office in which, among other things, it is determined that Odebrecht will pay the Peruvian Government an indemnity calculated according to the parameters established in Law No. 30737 and that Odebrecht will collaborate with the Prosecutor’s Office providing all the relevant information it has about the facts under investigation.

4)	Anticorruption Law - effects on the Group

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF have mitigated the Company and subsidiaries exposure to the cases described in subsections 1) and 2) above. These rules set clear guidelines to estimate the potential compensation reducing the uncertainty derived from the legal proceedings, by among other things, preventing the imposition of liens or attachments of assets that would impair its ability to operate.

The benefits of the mentioned rules are subject to the fulfillment of the following obligations:

•	The obligation to set up a trust that will guarantee any eventual payment obligation of an eventual civil compensation in favor of the Peruvian Government;

•	The obligation not to transfer funds abroad without the prior consent of the Ministry of Justice;

•	The implementation of a compliance program; and

•	The obligation to disclose information to the authorities and to collaborate in the investigation.

The Group has designed a compliance program which is currently under implementation. In addition, it fully cooperates with the authorities in its investigations and has executed a trust agreement with the Ministry of Justice that provides to the terms and conditions that govern the trust that will secure its contingent obligations for an amount confirmed by authorities of S/73.5 million (equivalent to US$22.3 million) (Note 23).

On the other hand, based on the standards indicated and their guidelines, management has estimated that the value of the contingency for the cases described above should not exceed US$45.8 million (equivalent to S/148.4 million).

If The Construction Club case is deemed incorporated within the scope of the referenced law, then the value of the assets assigned to the trust would need to be increased by approximately US$3 million (equivalent to S/10.1 million), and the potential contingency would increase by approximately US$3.1 million (equivalent to S/10.5 million).

Nonetheless, the Company, through its external attorneys, continues to conduct an ongoing evaluation of the information related to the criminal investigations described in this Note 1 in order to keep its defense prepared in the event of any new charges arises during those investigations. In conducting the aforementioned evaluation, the Company does not rule out the possibility of finding, in the future, adverse evidence nor does rule out that authorities or third parties will find, in the future, adverse evidence not currently known to date during the investigations being conducted.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied in all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the IASB in force as of December 31, 2017, and December 31, 2018, respectively.

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets measured at fair value. The financial statements are presented in thousands of Peruvian Sol unless otherwise stated.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. Also requires that the management exercise its critical judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

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

The Group evaluates the measurement of the non-controlling interest on an acquisition-by-acquisition basis. At December 31, 2017, and 2018, the measurements of the non-controlling interest in the Group´s acquisitions were made at the non-controlling interest´s proportionate share of the recognized amounts of the acquiree´s identifiable net assets.

Business acquisition-related costs are expensed as incurred.

Any contingent consideration assumed by the Group with the selling party is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in accordance with IFRS 9 “Financial Instruments” as profit or loss.

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

For consolidating subsidiaries, balances, income, and expenses from transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized as assets are also eliminated. Group companies use common accounting practices, except for those that are specifically required for specific businesses.

b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, in other words as transactions with owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interest are also recorded in equity at the time of disposal.

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

In the Group, joint operations mainly relate to consortiums (entities without legal personality) created exclusively for the development of a construction contract. Considering that the only objective of the consortium is to develop a specific project, all revenue and costs are included within revenue from construction activities and cost of construction activities, respectively.

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

The consolidated financial statements are presented in soles, which is the functional and presentation currency of the Group. All subsidiaries, joint arrangements, and associates use the Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using prevailing the exchange rates at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated income statement, except when deferred in other comprehensive income.

Exchange differences arising on loans from the Company to its subsidiaries in foreign currencies are recognized in the separate financial statements of the Company and separate financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are re-classified in the income statement on the disposal of the subsidiary or debt repayment to the extent such loans qualify as part of the “net investment in a foreign operation”.

Foreign exchange gains and losses of all monetary items are included in the income statement within financial income or expense.

c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows:

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

Concession agreements signed between the Group and the Peruvian Government entitle the Group, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions are accounted as defined by IFRIC 12 “Service Concession Arrangements”. The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset or as an intangible asset, as set forth below.

a)

It is recognized as a financial asset to the extent that it has a contractual right to receive cash or other financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts. These financial assets are recognized initially at fair value and subsequently at amortized cost (the financial model).

b)

It is recognized as an intangible asset to the extent that the service agreement grants the Group a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.15 (intangible asset model).

c)	It is recognized as a financial asset and an intangible asset when the Group recovers its investment partially by a financial asset and partially by an intangible asset (bifurcated model).

2.6	Cash and cash equivalents

In the consolidated statements of financial position and cash flows, cash and cash equivalents include cash on hand, on-demand bank deposits, other highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are included in the balance of financial obligations as current liabilities.

2.7	Financial assets

2.7.1	Classification and measurement

The Group classifies its financial assets, according to its subsequent measurement, in the following categories: i) amortized cost; ii) financial assets at fair value through other comprehensive income and iii) financial assets at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired on the basis of the Group’s business model for managing the financial assets and the characteristics of the contractual cash flows of the financial asset.

Management determines the classification of its financial assets at the date of its initial recognition and re-evaluates this classification at the date of each closing of its consolidated financial statements. As of December 31, 2017, and 2018, the Group only maintains financial assets in the following categories:

a)	Amortized cost

This category is the most relevant for the Group. The Group measures financial assets at amortized cost if the following conditions are met:

i) The financial asset is held within a business model with the objective of maintaining the financial assets to obtain the contractual cash flows; and

ii) The contractual terms of the financial asset generate cash flows, on specific dates, that are only payments of the principal and interest on the amount of the outstanding principal.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Profits and losses are recognized in profits or losses when the asset is written off, modified or impaired.

Trade accounts receivable, accounts receivable from related companies, other accounts receivable, work in progress and cash and cash equivalents are included in current assets except for those over twelve months after the date of the consolidated statement of financial position. The latter are classified as non-current assets.

b)	Financial assets at fair value through other comprehensive results

Financial assets at fair value through other comprehensive income of the Group are classified in this category when they meet the following conditions:

i) keep them within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and

ii) the contractual terms of the financial asset give rise, on specific dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

The investment account at Inversiones en Autopistas S.A. is included in this category.

c)	Financial assets at fair value through profit or loss

Financial assets that do not meet the criteria of amortized costs or fair value through other comprehensive income are measured at fair value through profit or loss. The result in a debt investment that is subsequently measured at fair value through gains and losses is recognized in the consolidated statement of comprehensive income in the period in which it occurs.

Financial assets at fair value through profit or loss are non-derivative financial assets designated by the Group at their fair value upon initial recognition and are held for sale. These are included in current assets.

2.7.2	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights over the cash flows of the financial asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which all the risks and benefits of ownership of the financial asset are substantially transferred, or does not transfer or retain substantially all the risks and benefits related to the property and does not retain control over the assets transferred.

The Group participates in transactions in which it transfers the assets recognized in its statement of financial position but retains all or substantially all the risks and advantages of the assets transferred, and/or control over them. In these cases, the assets transferred are not derecognized and are measured on a basis that reflects rights and obligations that the Group has retained.

2.8	Impairment of financial assets

IFRS 9 requires to register expected credit losses of all financial assets, except for those that are carried at fair value with an effect on results, estimating it over 12 months or for the entire life of the financial instrument (“lifetime”). In accordance with the provisions of the standard, the Group applies the simplified approach (which estimates the loss for the entire life of the financial instrument), for the commercial debtors of the rental business line of the real estate sector, and the general approach for the trade accounts receivables, work in progress and other accounts receivable; the same that requires evaluating whether or not a significant increase in risk exists to determine whether the loss should be estimated based on 12 months after the reporting date or during the entire life of the asset.

The Group has established a policy to conduct an evaluation, at the end of each reporting period, to identify whether the asset has suffered a significant increase in credit risk since the initial date. Both the credit losses expected at 12 months and the expected credit losses during the life of the asset are calculated individually or collectively, depending on the nature of the portfolio.

For financial assets for which the Group has no reasonable expectation of recovering, either the entire outstanding amount or a portion thereof, the gross carrying amount of the financial asset is reduced. This is considered a decrease in (partial) accounts of the financial asset.

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

However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains or losses previously deferred in equity are transferred from equity and are included in the initial measurement of the cost of the non-financial asset. The deferred amounts are ultimately recognized in cost of goods sold in the case of inventory or depreciation in the case of fixed assets.

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

Trade receivables are amounts due from customers for goods or services sold by the Group. If the collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment, except for receivables of less than one year that are stated at a nominal amount which is similar to their fair values since they are short term.

Also includes the management estimates related to the engineering and construction, corresponding to rights of executed services that have not been approved by customers (Progress level valuation).

2.11	Work in progress

This account includes the balance of work in progress costs incurred that relates to future activities of the construction contracts and the constructions phase in concessions (see Note 2.26 for detail on Revenue from construction activities).

Changes in estimates of contract revenues and costs can increase or decrease the estimated margin. When a change in the estimate is known, the cumulative impact of the change is recorded in the period in which it is known.

2.12	Inventories

The inventories include land, works in progress and finished buildings related to the real estate activity, materials used in the construction activity.

a)	Real estate activity

Land used for the execution of real estate projects is recognized at acquisition cost. Work in progress and finished real estate includes the costs of design, materials, direct labor, borrowing costs (directly attributable to the acquisition, construction, production of the asset), other indirect costs and general expenses related to the construction phase.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The Group reviews annually whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) land bought for future real estate projects which are compared to their net appraisal value; if the acquisition value is higher, a provision of impairment is made; ii) land under construction, impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, an estimate is made for impairment; and iii) completed real estate units; these inventory items are compared to the selling prices less selling expenses; if these selling expenses are higher, a provision for impairment is made.

For the reductions in the carrying amount of these inventories to their net realizable value, a provision is made for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

b)	Exploration and extraction activities

Inventories are valued at production costs or net realizable value (NRV), the one with the lowest result, on the basis of the weighted average method. The NRV represents the value at which it is estimated to make oil, gas and its derivatives LPG and HAS, which is calculated on the basis of international prices at which discounts that are usually granted are deducted. Miscellaneous supplies, materials, and spare parts are valued at cost or replacement value, whichever is less based on the average method. The cost of inventories excludes financing expenses and exchange differences. Inventories to be received are recorded at cost by the specific identification method.

The Group constitutes a devaluation of materials charged to income for the year in cases in which the book value exceeds its recoverable value.

c)	Other activities

Materials and supplies are recorded at cost by the weighted average method or at their replacement value, the lower. The cost of these items includes freight and non-refundable applicable taxes.

The devaluation of these items is estimated on the basis of specific analysis made by the Management on its rotation. If it is identified that the book value of the stocks of materials and supplies exceeds their replacement value, the difference is charged to income in the year in which this situation is determined.

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

Depreciation is determined at rates calculated to write off cost, less estimated residual value, of each asset on a straight-line basis over its estimated useful life. Significant components with useful lives substantially different are treated separately for depreciation purposes. The estimated useful lives of those properties range from 3 to 33 years.

The investment properties held by the Group correspond to: (i) “Agustino Plaza” Shopping Center, located in the El Agustino District, and (ii) the stores situated within the stations of Line 1 of the Lima Metro; the properties owned by the subsidiary VIVA GyM SA have an estimated fair value of US$19.2 million, equivalent to S/64.3 million as of December 31, 2018 (US$34.5 million, equivalent to S/112.7 million, as of December 31 of 2017).

These investment properties have been leased under the modality of an operating lease.

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

Depreciation of machinery, equipment and vehicles recognized as “Major equipment” are depreciated based on their hours of use. Under this method, the total number of work hours that machinery and equipment is capable of producing is estimated and a charge per hour is determined. The depreciation of other assets that do not qualify as “Major equipment” is calculated under the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

Years
Buildings and facilities	Between 3 and 33
Machinery and equipment	Between 4 and 10
Vehicles	Between 2 and 10
Furniture and fixtures	Between 2 and 10
Other equipment	Between 2 and 10

Residual values and useful lives are reviewed and adjusted as appropriate at each reporting date. Gains and losses on disposals are recognized in “Other income and expenses, net” in the income statement. Regarding joint operations that carry out construction activities, the difference between the proceeds from disposals of fixed assets and their carrying amount is shown within “revenue from construction activities” and “cost of construction activities”, respectively.

2.15	Intangible assets

i)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration, the amount of any non-controlling interest and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired. If the total of the consideration transferred, the non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of income.

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

v)	Cost of development wells

Costs incurred in preparing wells to extract hydrocarbons in Blocks I, III, IV, and V, located in Talara, are capitalized as part of intangible assets. These costs are amortized over the useful lives of the wells (estimated to be five years for Blocks I and V and the unit of production method for Blocks III and IV), which is less than the period of the service agreement signed with Perupetro.

vi)	Software and development costs

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is the ability to use or sell the software product;

•	it can be demonstrated how the software product will probably generate future economic benefits;

•	technical, financial and other resources are available to complete the development and to use or sell the software product; and

•	expenses incurred during its development can be reliably measured.

Other development expenditures that do not meet these criteria are expensed as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Computer software development costs recognized as assets are amortized over their estimated useful lives, which fluctuate between 2 to 15 years.

vii)	Land use rights

Refers to the rights maintained by the subsidiary Promotora Larcomar S.A. Land use of rights are stated at historical cost less amortization and any accumulated impairment losses. The useful life of this asset is based on the agreement signed (60 years) and may be extended if agreed by parties. Amortization will begin when it becomes ready for its intended use by Management.

2.16	Impairment of non-financial assets

Assets subject to amortization are subject to impairment tests when events or circumstances occur that indicate that their book value may not be recovered. Impairment losses are measured as the amount by which the book value of the asset exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of its fair value and its value in use. For purposes of the impairment assessment, assets are grouped at the lowest levels in which they generate identifiable cash flows (cash-generating units). The book value of non-financial assets other than goodwill that have been subject to write-offs for impairment is reviewed at each reporting date to verify possible reversals of impairment.

2.17	Financial liabilities

The financial liabilities of the Group include trade accounts payable, accounts payable to related parties, remuneration and other accounts payable. All financial liabilities are initially recognized at fair value and subsequently valued at amortized cost using the effective interest rate method.

Financial liabilities are classified as current liabilities if the payment must be made within a year or less (or in the normal operating cycle of the business if it is greater). Otherwise, they are presented as non-current liabilities.

2.18	Trade accounts payable

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are initially recognized at their fair value and subsequently are amortized at amortized cost using the effective interest method, except for accounts payable within less than one year that are recorded at their nominal value that is similar to their fair value due to its maturity in the short term.

2.19	Other financial liabilities

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

2.20	Borrowing costs

Debt costs are recognized at the income statement in the period in which they have been incurred, except for intangible assets and inventories in which the borrowing costs are capitalized.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, which are assets that necessarily take a substantial period (more than 12 months) to reach their condition of use or sale, are added to the cost of said assets until the period when the assets are substantially ready for use or sale. The Group suspends the capitalization of borrowing costs during the periods in which the development of activities of a qualified asset has been suspended. The income obtained from the temporary investment of specific loans that have not yet been invested in qualified assets is deducted from the borrowing costs eligible for capitalization.

2.21	Current and deferred income tax

Income tax expense comprises current and deferred tax. Tax expense is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or equity. In this case, tax is also recognized in the statement of comprehensive income or directly in equity, respectively.

The current income tax is calculated based on the tax laws enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management, where appropriate, establishes provisions based on amounts expected to be paid to the tax authorities.

Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is determined using tax rates (and legislation) that have been enacted as of the date of the statement of financial position and that are expected to be applicable when the deferred income tax is realized or paid.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax arising from the initial recognition of goodwill is not recognized; likewise, the deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction that is not a combination of businesses that does not affect the accounting or tax profit or loss at the time of the transaction

2.22	Employee benefits

The Group recognizes a liability when the employee has rendered services in exchange for which is entitled to receive future payments and an expense when the Group has consumed the economic benefit from the service provided by the employee in exchange for the benefits in question.

The Group determines employee benefits in accordance with current labor and legal regulations and classifies them as short-term benefits, post-employment benefits, long-term benefits, and termination benefits.

Short-term benefits are those other than termination indemnities, whose payment is settled in the twelve months following the end of the period in which the employees have rendered the services; they correspond to current remunerations (salaries, and salaries and contributions to social security), annual paid and sick absences, participation in profits and incentives and other non-monetary benefits.

Post-employment benefits are those other than termination benefits that are paid after completing the period of employment with the entity. Retirement benefits or post-employment benefit plans can be classified into (i) Defined contribution plans and (ii) Defined benefit plans. The Group maintains defined benefit plans and therefore assumes the actuarial risk.

Long-term benefits are those benefits that must be paid more than twelve months after the end of the period in which the services were rendered. As of December 31, 2017, and 2018, the Group does not grant benefits in this category.

Termination benefits are those benefits payable as a result of (i) the entity’s decision to terminate the employee’s contract before the retirement date, and (ii) the employee’s decision to voluntarily accept the conclusion of the relationship of work.

Short-term benefits:

a)	Current salaries and wages

The current remunerations are constituted by salaries, wages, contributions to social security, statutory bonuses and compensation for the time of services. Salaries, wages, and contributions to social security are settled on a monthly basis.

Entities of the Group recognize the expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru, Chile, Bolivia, Guyana, and Colombia. In Peru bonuses correspond to two monthly payments, settled one in July and one in December of each year.

The compensation for time of service corresponds to the indemnification rights of the staff, and is accrued based on the consideration of the service calculated according to the legislation in force in each country in which the entities that make up the Group operate and determine as follows: (i) in Peru it is equivalent to half the remuneration in force at the date of payment and this is effected by deposit in bank accounts designated by the workers in the months of May and November of each year; (ii) In Colombia, it is equivalent to 8.33% of the monthly remuneration, (iii) in Bolivia, the calculation is made taking into account the average salary or wages of the last three months. In Chile and Guyana, this benefit is not available.

b)	Annual paid absences

Annual holidays are recognized on an accrual basis. The provision for the estimated obligation resulting from the services rendered by employees is recognized on the date of the consolidated statement of financial position and corresponds; (i) one month for personnel in Peru, (ii) fifteen days for personnel in Colombia, and (iii) in the case of Chile, they are subject to the worker’s seniority and range from fifteen to thirty days.

c)	Workers’ profit sharing and incentives

The workers’ profit sharing is determined on the basis of the legal provisions in force in each country where the entities that make up the Group operate, as follows: (i) in Peru it is equivalent to 5% of the taxable base determined by each Company of the Group, in accordance with current income tax legislation, (ii) in Chile, workers’ participation is a component of the remuneration (equivalent to 4.75 minimum wages per year) and not a determinable percentage of the profit, (iii) in Colombia these benefits are not provided to employees.

Post-employment benefits

The indirect subsidiary Cam Chile Spa has a pension plan for its staff. The liability recognized in the statement of financial position with respect to defined benefit plan is measured based on the present value of the obligation at the end of the reporting period less the fair value of the planned assets.

The present value of the defined benefit obligations is determined by discounting the estimated future cash flows using the interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid and with maturity periods similar to the obligations for pension plans. In countries where there is no market with instruments with similar characteristics, the market rate of government bonds will be used.

The remeasurements that arise from adjustments and changes in the actuarial assumptions are recorded in other comprehensive income in the period in which they arise.

Termination benefits

The Group entities recognize the liability and expense for severance payments when they occur, based on the legal provisions in force in each country. In accordance with the legislation of Peru, the compensation for arbitrary dismissal for personnel with an indefinite contract amounts to 1.5 times the monthly remuneration for each year worked.

In Colombian legislation, compensation depends on the remuneration received; in the legislation of Chile is granted compensation of 30 days of salary for each year worked with a maximum salary of 330 days.

2.23	Provisions

a)	General

Provisions are recognized when i) the Group has a present legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount has been reliably estimated. Provisions are reviewed at year - end. If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the income statement as a financial expense.

Contingent obligations when their existence will only be confirmed by future events or their amount cannot be reliably measured. Contingent assets are not recognized, and are disclosed only if it is probable that the Group will generate an income from economic benefits in the future.

b)	Provision for the closure of production wells

The subsidiary GMP S.A. recognizes a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from this obligation measured at its fair value and discounted at its present value, according to the valuation techniques established by IFRS 13, “Fair Value Measurement”, and is simultaneously charged to the intangible account in the consolidated statement of financial position.

Subsequently, the liability is increased in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost is depreciated based on the useful life of the related asset. When a liability is settled, the subsidiaries recognize any gain or loss that may arise. The fair value changes estimated for the initial obligation and the interest rates used to discount the flows they are recognized as an increase or decrease in the book value of the obligation and the asset to which they relate to, any decrease in the provision, and any decrease of the asset that may exceed the carrying amount of said asset is immediately recognized in the consolidated statement of income.

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the subsidiaries should also take into consideration if the said increase corresponds to an indicator that the asset has been impaired and, if so, impairment tests are to be carried out (Note 2.16).

2.24	Put option arrangement

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

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity, as a deduction, of the proceeds, net of taxes.

When any Group company purchases Company’s equity shares (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company’s equity holders until the shares are canceled, placed or reissued. When such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects is included in equity attributable to the Group’s equity holders.

2.26	Revenue recognition from contracts with customers

Revenues from contracts with customers are recognized, for each performance obligation, either during a period of time or at a specific time, depending on which method best reflects the transfer of control of the underlying products or services to the obligation of particular performance with the client.

The Group recognizes the income through the application of the five steps defined in the regulation i) identification of the contract with the client; ii) identification of performance obligations in the contract; iii) determination of the price of the transaction; iv) allocation of the transaction price for performance obligations; and v) recognition of income when (or as) a performance obligation is satisfied.

Subsequently, the Group policy of recognition of each type of income according to IFRS 15:

i)	Engineering and construction

The Company recognizes revenues from engineering and construction contracts over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer. Engineering and construction contracts are generally accounted for as a single unit of account (a single performance obligation) and are not segmented between types of services.

Construction

Revenues from construction contracts are recognized using the percentage-of-completion method which is based on the completion of a physical proportion of the overall work contract considering total costs and revenues estimated at the end of the project. Under this method, revenues are determined based on the proportion of actual physical completion compared to the total contracted physical construction commitment.

The contract generates assets when the costs incurred are greater than the cost associated with those revenues. Otherwise liabilities are generated for the accrued costs not invoiced.

When it is probable that the total costs of the contract will exceed the related revenue, the expected loss is immediately recognized.

When the construction contract profit cannot be estimated reliably, the associated revenue is recognized to the extent of costs incurred are recoverable. Revenue is billed once approval is received by the owners of the work in progress.

Revenues for additional works come from a modification or instruction received from the client to make a change in the scope of work or the price, or both, and which may result in an increase or decrease in contract revenue. A modification is included in the contract revenue when the customer is likely to approve the modification, as well as when the amount of income arising from such modification can be measured reliably.

A claim is an amount that the Group seeks to collect from the customer or third party as reimbursement for costs not included in the contract price. Claims are included in contract revenue only when it is probable that the cost incurred are recoverable and the amount can be reliably measured.

Engineering

Revenues from engineering services are recognized using the method of the level of progress on the basis of the progress or percentage of completion in the accounting periods in which the services are provided. In this type of income there is a single performance obligation, which is performed when the service is provided over time, based on the degree of progress.

ii)	Real-estate – Real estate, urban and industrial lots

Sale of Real estate

Revenue from sales of real estate properties is recognized when control over the property has been transferred to the client with the delivery record. Revenue is measured based on the price agreed under the contract. Until this is met, the incomes received will be counted as customer advances. These sales contracts have two performance obligations: i) the one corresponding to the transfer of the property, which includes the common areas of the building where these real estate are located, and ii) the one corresponding to the transfer of the common area outside the real estate assets but that are part of the real estate projects, which are recognized when the common area has been delivered.

Sale of urban lots

Revenue related to sales of urban lots is recognized when control over the property is transferred to the customer. Until this is met, the incomes received will be recognized as customer advances. Revenue is measured based on the transaction price agreed under the contract. These sales contracts have a single performance obligation for the sale of lots, which is executed upon delivery of the sale of the assets.

Sale of industrial lots

Revenue related to sales of industrial lots is recognized when control over the property has been transferred to the customer. Until this is met, the incomes received will be counted as customer advances. These sales contracts have two performance obligations: i) transfer of the industrial lot and ii) urban authorization of the industrial lot.

iii)	Infrastructure

Income for provided services of oil and gas extraction, fuel dispatch and other services

Revenues from the provision of these services are recognized using the level of advance method based on the progress or percentage of completion in the accounting periods in which the provision of the service takes place. In this type of income there is a single performance obligation, which is performed when the service is provided over time, based on the level of progress.

Income from the sale of oil and derivative products

Revenue from the sale of goods is recognized when the control of the assets is transferred to the customer, which is when the goods are delivered. In this type of income there is only one performance obligation for the sale of oil; which is executed at the delivery of the goods.

Income from concession services

Revenues from concession services correspond to operation and maintenance services, and are recognized according to its nature in the accounting periods in which the service is provided. In this type of income there is only one performance obligation, executed when the service is provided.

2.27	Recognition of cost and expenses

Construction contracts

The costs of construction contracts are recognized as an expense in the period in which they are incurred.

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

Costs for sale of oil and derivative products

The costs of the services rendered and the costs of sales of petroleum and derivative products are recognized when they are incurred, simultaneously with the recognition of related revenues. Other costs and expenses are recognized as they accrue, regardless of when they are paid and are recorded in the accounting periods to which they relate.

Costs for concession operation services

The costs of the operation and maintenance services are recognized when they are incurred, simultaneously with the recognition of related revenues. Other costs and expenses are recognized as they are accrued, regardless of when they are paid and are recorded in the accounting periods with which they are related.

2.28	Leases

a)	The Group as a lessee

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases, including prepayments (net of any incentives received from lessor) are recognized in the consolidated income statement under the straight-line method over the lease term. The Group’s major kinds of operating leases are leases of machinery, computer equipment, printing equipment, among others.

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

b)	The Group as a lessor

Operating leases and the leased assets are stated in the statement of financial position based on the nature of the asset. Revenue from operating leases are recognized under the straight-line method over the lease term and the incentives given to lessees reduce the revenue obtained from leases.

2.29	Dividend distribution

Dividend distribution to the Group shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved.

2.30	Significant non-operating items

Significant non-operating items are separately shown in the financial statements when they are necessary to provide an adequate understanding of the Group’s financial performance. These material items are income or expenses shown separately due to their nature or significant amount.

2.31	Restatement of the Statement of Income as of December 31, 2017

The consolidated statement of income for the year ended December 31, 2017 included the net gain on the sale of our former subsidiary GMD (S/218.3 million (US$64.6)) under the “Gain from the sale of investments” line item, rather than the “Profit from discontinued operations” line item in accordance with IAS 8, Accounting Policies, changes in Accounting Estimates and errors, such amount has been restated in application of IFRS 5 paragraph 33 a).

	2017 Audited	Restatement GMD (i)	2017 Restated
Revenues	6,080,142	—	6,080,142
Operating costs	(5,407,355)	—	(5,407,355)

Gross profit (loss)	672,787	—	672,787

Administrative expenses	(429,181)	—	(429,181)
Other (expenses) income, net	(20,545)	—	(20,545)
Gain (loss) from the sale of investments	274,363	(218,264)	56,099

Operating profit (loss)	497,424	(218,264)	279,160

Financial expenses	(185,445)	—	(185,445)
Financial income	15,407	—	15,407

Share of the profit or loss in associates and joint ventures	1,327	—	1,327

Profit (loss) before income tax	328,713	(218,264)	110,449
Income tax	(123,037)	63,940	(59,097)

Profit (loss) from continuing operations	205,676	(154,324)	51,352

Profit from discontinued operations	3,562	154,324	157,886

Profit of the year	209,238		209,238

Earnings per share attributable to owners of the Company during the year	0.225		0.225

Loss per share from continuing operations attributable to owners of the Company during the year	0.220		(0.014)

(i)	In application of IAS 8 paragraph 42, line items affected of the Statement of Income are disclosed.

2.32	Reclassified discontinued operations from 2016 and 2017

As part of the divestment process, the results of operations of the following entities have been reclassified to discontinued operations for the year ended December 31, 2016 and 2017: i) sale of investments in subsidiaries completed in 2018 (Stracon GyM S.A., CAM Chile SpA, CAM Servicios del Peru S.A., and; ii) planned sale of subsidiary Adexus S.A. See Note 37. These reclassifications have no effect on net profit (loss) as previously reported.

3	STANDARDS, AMENDMENTS, AND INTERPRETATION ADOPTED IN 2018

3.1.	Current standards, amendments, and interpretations adopted

The following current standards, amendments to the policies and interpretations were adopted by the Group on January 1, 2018:

•

IFRS 9, financial instruments comprise mainly: i) the classification and measurement of financial assets and financial liabilities; ii) the new impairment model for the recognition of expected credit losses; and iii) the new hedge accounting model.

•

IFRS 15, income resulting from revenues from contracts with customers, outlines a single integral model for the entities that will be used in accounting for the income derived from contracts with customers. It replaces the previous income recognition guide, including IAS 18, income, IAS 11, construction contracts and related interpretations.

•

The amendments to IFRS 15 clarify how to: i) identify a performance obligation in a contract; ii) determine if a company is a director or an agent and iii) determine whether the income from the granting of a license should be recognized at a specific time or over time. In addition, the amendments to IFRS 15 include two additional transition exceptions.

•

The amendments to IFRS 2, payment on the basis of the shares, provide accounting requirements for i) the effects of the conditions of becoming and not becoming a beneficiary (Vesting and no-Vesting) in the measurement of cash payments settled on the basis of shares; ii) payment transactions based on shares with a net settlement characteristic for the withholding tax obligations; and iii) a modification of the terms and conditions of a payment based on assets that change the classification of a payment transaction in cash to payment in equity.

•

The amendments to IAS 28, investments in associates and joint ventures, clarify that the choice to measure at fair value through profit or loss an investment in an associate or a joint venture that retains an entity that is a capital organization of the risk, or other qualifying entity, is available for each investment in an associate or joint venture on the basis of investment by investment, after its initial recognition.

•

Interpretation of IFRIC 22, Transactions in foreign currency and anticipated consideration, clarifies that: i) the date of the transaction, in order to determine the exchange rate, is the date of initial recognition of the non-monetary asset paid in advance and of the liability for deferred income; and ii) if there are several payments or collections in advance, a transaction date is established for each payment or collection.

•

Transfers of real estate investments (amendments to IAS 40, real estate investments) state that an entity will transfer real property to, or from, real estate investments when, and only when, there is evidence of a change in use. A change in use occurs if the property meets, or fails to meet, the definition of real estate investment. A change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use.

Current standards, amendments, and interpretations adoption did not have a significant impact on the Group’s financial statements, except for IFRS 9, IFRS 15 and the amendments to IFRS 15, described below.

IFRS 9 “Financial Instruments”

a)	Transition

IFRS 9, financial instruments, replaced IAS 39, financial instruments: recognition and measurement and was applied in accordance with the transitional provisions of IFRS 9, which require an entity to apply IFRS 9 in accordance with IAS 8, Accounting policies, change in accounting estimates and errors. The transitional provisions of IFRS 9 for the classification and measurement of financial assets and financial liabilities require an entity to retrospectively apply the requirements of IFRS 9.

In accordance with the optional exception of IFRS 9, the Group chose not to redo comparative figures.

IFRS 9 does not apply to financial assets and financial liabilities that have been written off on the date of the initial adoption (i.e. the date an entity applies IFRS 9 for the first time), which for the Group corresponds to January 1, 2018).

b)	Main changes

In general, the main changes introduced by IFRS 9 relating to the classification and measurement of financial assets, the introduction of a new impairment model based on expected credit losses (instead of losses incurred under IAS 39) and the accounting treatment of hedges.

Classification and measurement of financial assets and liabilities

The table below explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of financial assets of the Group and financial liabilities as of January 1, 2018:

	IAS 39		IFRS 9
Financial assets	Measurement category	Balance	Measurement category	Balance
Cash and cash equivalents	Loans and accounts receivables	626,180	Amortized cost	626,180
Trade accounts receivables and other account receivables	Loans and accounts receivables	1,447,629	Amortized cost	1,447,629
Unbilled work in progress	Loans and accounts receivables	672,163	Amortized cost	672,163
Financial assets related to Concession arrangements	Loans and accounts receivables	952,780	Amortized cost	952,780
Accounts receivable from related parties	Loans and accounts receivables	874,682	Amortized cost	872,110
Other accounts receivable	Fair value through profit or loss	181	Fair value through profit or loss	181

	IAS 39		IFRS 9
Financial liabilites	Measurement category	Balance	Measurement category	Balance
Other financial loans	Amortized cost	1,561,754	Amortized cost	1,561,754
Finance leases	Amortized cost	128,309	Amortized cost	128,309
Accounts payable and other accounts payable	Amortized cost	2,054,217	Amortized cost	2,054,217
Accounts payable to related parties	Amortized cost	81,128	Amortized cost	81,128
Derivative financial instruments used in hedging transactions	Fair value through other comprehensive income	383	Fair value through other comprehensive income	383

c)	New Impairment Model

The model of credit loss incurred by IAS 39 was replaced by the expected credit loss model by IFRS 9. The expected credit losses are the present value of all unpaid amounts over the expected life of the financial instrument.

The new impairment model generally requires entities to recognize the expected credit losses in gains and losses for all financial assets, including those that originated or acquired recently. Although IFRS 9 does not require recognition of a provision for the loss in the initial recognition of the new financial asset, it is required for the following reporting date. This treatment is different from that of IAS 39, which did not require recognizing any impairment unless and until a loss event occurred after the initial recognition of the financial asset.

Under IFRS 9, impairment is measured as i) expected credit losses in 12 months; or ii) expected credit losses over the life of the instrument.

The Group applies the simplified approach (which estimates the lifetime loss of the financial instrument), for the commercial debtors of the Real Estate business line of income, and the general approach for trade accounts receivable, pending work in progress receivable and other accounts receivable; the same that requires evaluating whether or not a significant increase in risk exists to determine whether the loss should be estimated based on 12 months after the reporting date or during the entire life of the asset.

The Group has established a policy to conduct an evaluation, at the end of each reporting period, to identify whether the asset has suffered a significant increase in credit risk since the initial date. Both the credit losses expected at 12 months and the expected credit losses during the life of the asset are calculated individually or collectively, depending on the nature of the portfolio.

d)	Hedge accounting

As permitted by IFRS 9, the Group continues to apply the requirements contained in IAS 39 for hedge accounting.

At the beginning of a hedging operation, the Group documents the relationship between the hedging instruments and the elements covered, as well as its risk management objectives and its strategy for carrying out various hedging transactions. The Group also documents its assessment, both at the beginning of the hedges and subsequently as to whether the derivative financial instruments used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items.

The effective portion of changes in the fair value of derivative financial instruments that are designated as hedges of a particular risk associated with a recognized asset or liability or with a highly probable projected transaction is recognized in Other Comprehensive Income (OCI). The gain or loss related to the ineffective part, if any, is recognized immediately in the consolidated statement of profit and loss.

The realized gain or loss recognized in the settlement of a hedging instrument designated as a cash flow hedge will be reclassified to the gains on the same basis as the cash flows received from the hedged item. When a hedging instrument no longer meets the criteria for hedge accounting, the accumulated gains or losses existing in OCI at that time are recognized in the profits immediately.

IFRS 15 “Revenue from Contracts with Customers” and amendments of IFRS 15

IFRS 15 introduces a 5-step model for revenue recognition for contracts with customers. This model requires that an entity: 1) identify the contract with the client; 2) identify performance obligations related to that contract; 3) determine the transaction price of the contract; 4) assigning said transaction price among the performance obligations; and 5) recognize income when (or as) the performance obligations are met. In addition to recognition and measurement, IFRS 15 also provides new requirements in the presentation and disclosures.

a)	Transition

The Group chose to adopt IFRS 15 using the modified retrospective method, with the recognition of transitory adjustments in the opening of retained income at the date of initial application (January 1, 2018), without restating comparative figures.

IFRS 15 provides for certain optional practical expedients, including those related to the initial adoption of the standard. The Group applied the following practical expedients after the adoption of IFRS 15 on January 1, 2018:

Practical Resource	Description
Contract	The Group applied IFRS 15 retrospectively only to contracts that have not been completed as of January 1, 2018.

Contract modifications

The Group did not separately evaluate the effects of each contract modification before January 1, 2018. Instead, it reflects the cumulative effect of all modifications that occurred prior to January 1, 2018, when:

i) satisfied and unsatisfied performance obligations were identified;

ii) the prices of the transaction were determined, and

iii) the transaction price was assigned to satisfied and unsatisfied performance obligations.

The Group evaluated the impact of the adoption of IFRS 9 and IFRS 15 in its consolidated financial statements; the impacts in Equity as of January 1, 2018, are shown as follows:

	As of 1 January 2018
	IAS 18/39 Balance	IFRS 9 Adjustments	IFRS 15 Adjustments	IFRS Balance
Retained earnings	589,167	(2,572)	(49,992)	536,603

As a result of the evaluation of IFRS 15, an adjustment of S/49.99 million has been made, which corresponds mainly to the reversal of variable considerations that came from customer claims for reimbursement of costs that are currently in the process of arbitration. In relation to the evaluation of IFRS 9, S/2.57 million was adjusted corresponding to the impairment of financial assets with related parties. The adoption of the new standards did not affect the other comprehensive results.

The new accounting policies on revenue recognition are described in note 2.26.

3.2.	Standards and amendments issued to be adopted at a later date

The following standard has been issued and is applicable to the Group for annual periods as of January 1, 2019, and after, its early application is permitted for entities that adopted IFRS 15:

•

IFRS 16, leases, provides a complete model for the identification of lease agreements and their treatment in the financial statements of both tenants and lessors. It will replace IAS 17, leases, and its interpretation guides.

Considerations in the application of IFRS 16:

It is required that IFRS 16 be applied for annual reporting periods as of January 1, 2019. The Group is not adopting IFRS 16 in advance.

IFRS 16 introduces a single-lease accounting model for lessees that will result in the recognition in the balance sheet of most of its leases with few potential exceptions. The Group expects that the adoption of IFRS 16 will result in a substantial increase in its assets and liabilities due to the recognition of assets for the right to use the underlying asset and a lease liability that reflects the present value of the lease payments futures. The depreciation expense of the right-of-use asset and the interest expense of the lease liability will replace the operating lease expenses recognized in IAS 17.

During the year 2018, the Group evaluated the impact of the application of IFRS 16 in its consolidated financial statements. In this way, the Group is reviewing its leasing portfolio and is working on the change of certain internal processes and controls, including the implementation of a new lease management and accounting system. The Group is also evaluating the options of transition and the practical resources available in IFRS 16.

The following amendments to the standards have been issued and are applicable to the Group for its annual periods as of January 1, 2019, and subsequently, its early application is permitted:

•

The functions of a prepayment with negative compensation (amendments to IFRS 9, financial instruments) allow financial assets with a prepayment option that could result in the holder of the option receiving compensation for early termination to meet the single payments of the principal and interest if certain specific criteria are met.

•

Long-term interests in associates and joint ventures (amendments to IAS 28, investments in associates and joint ventures) clarify that an entity applies IFRS 9, including its impairment requirements, to long-term investments in an associate or joint venture which is part of the net investment in the associate or joint venture, but to which the equity participation method is not applied.

•	Amendments to IFRS 3, business combinations, indicate that an entity will reimburse its previously held interest in a joint operation when it obtains control of the business.

•	Amendments to IFRS 11, joint agreements, indicate that an entity will not reimburse its previously held interest in a joint operation when it obtains joint control of the business.

•

Amendments to IAS 12, income tax, clarify that all the consequences of dividend income tax (that is, the distribution of profits) must be recognized in profit or loss, regardless of how the tax arises.

•

Amendments to IAS 23, borrowing costs, clarify that, if a specific loan is still pending after the related asset is ready for its intended use or sale, that loan becomes part of the funds that an entity borrows in general when calculating the capitalization rate on general loans.

•

Modification of the plan, reduction or liquidation (amendments to IAS 19, benefits for employees) specifies how an entity determines pension expenses when changes occur in a defined benefit pension plan. When carried out - a correction, restriction or settlement - IAS 19 requires an entity to set aside its net defined benefit or net asset liability. The amendments require an entity to use the updated assumptions of this remeasurement to determine the current cost of the service and the net interest for the rest of the reporting period after the change in the plan.

It is not expected that other IFRS or IFRIC interpretations that are not yet implemented may have a significant impact on the consolidated financial statements.

4	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow, and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks and carries out periodic supervision and monitoring.

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

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2017, and 2018 this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos. The foreign exchange risk of the investments in Mexico, Bolivia, and Panama are not significant due to the volume of operations.

At December 31, 2018, the consolidated statement of financial position includes the following:

	2017		2018
	S/(000)	USD(000)	S/(000)	USD(000)
Assets	1,851,309	570,511	2,273,132	674,753
Liabilities	1,982,007	610,788	2,042,176	604,383

The Group’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar was:

	2016	2017	2018
Gain	742,930	329,751	382,104
Loss	(755,680)	(323,927)	(405,380)

If at December 31, 2018 the Peruvian Sol, the Chilean and Colombian Pesos had strengthened/weakened by 2% against the U.S. dollar, with all other variables held constant, the pre-tax profit for the year would have increased/decreased by S/0.5 million (S/0.1 million in 2017 and S/0.3 million in 2016).

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The statement financial position includes assets and liabilities in functional currency equivalent to:

	2017		2018
	Assets	Liabilities	Assets	Liabilities
CLP	77,199,082	74,447,874	48,129,848	49,728,313
COP	101,300,811	74,319,654	163,560,697	76,978,655

The Group’s foreign exchange translation adjustment for 2018 was positive for S/5.7 million (negative for S/11.3 million in 2017).

ii)	Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Group policy is to maintain most of its borrowings at fixed rate instruments; 46.9% of total debt in 2018 (57.8% in 2017) was contracted at fixed rates and 53.1% at variable rates (42.2% in 2017) which consisted of a 27.7% fixed rate plus VAC (adjusted for inflation) and the remaining 25.4% at a variable rate (22.9% fixed rate + VAC and the remaining 19.3% at a variable rate in 2017).

The debt subject to fixed rate plus VAC is related to a bond issued in Peruvian Sol to finance the GyM Ferrovias Project, Metro Line 1 (Note 20). Any increase in the interest rate resulting from higher inflation will have no significant impact on the Group’s profit because these revenues are also adjusted for inflation.

During 2018 and 2017 borrowings at variable rates are denominated in Peruvian Sol, and U.S. dollars and the Group’s policy is to manage their cash flow risk by using interest-rate swaps, which are recognized under hedge accounting. However, regarding the variable rate loans related to GSP (Note 19 a-ii), Management decided to assume the risk since it expects to pre-pay them before due.

If at December 31, 2018, the Libor rate plus three months had increased/decreased by 5%, with all other variables held constant, the pre-tax profit for the year would have increased/decreased by S/0.75 million (S/0.49 million in 2017). In 2018 and 2017 there was no significant ineffectiveness in the cash flow hedge.

b)	Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

Concerning to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

No credit limits were exceeded during the reporting period, and Management does not expect the Group to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

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

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	1-2	2-5	More than
	1 year	years	years	5 years	Total
At December 31, 2017
Other financial liabilities (except for finance leases)	1,003,500	336,913	290,253	—	1,630,666
Finance leases	72,864	41,877	24,022	638	139,401
Bonds	109,746	148,986	353,349	1,272,647	1,884,728
Trade accounts payables	1,453,046	—	—	—	1,453,046
Accounts payables to related parties	55,174	25,954	—	—	81,128
Other accounts payables	153,498	34,527	371,976	—	560,001
Other non-financial liabilities	—	383	—	—	383

	2,847,828	588,640	1,039,600	1,273,285	5,749,353

	Less than	1-2	2-5	More than
	1 year	years	years	5 years	Total
At December 31, 2018
Other financial liabilities (except for finance leases)	816,122	273,079	129,233	41,577	1,260,011
Finance leases	15,151	7,489	14,094	—	36,734
Bonds	111,080	153,287	355,667	1,174,404	1,794,438
Trade accounts payables	1,079,531	—	—	—	1,079,531
Accounts payables to related parties	55,941	21,849	—	—	77,790
Other accounts payables	116,806	17,777	338,627	—	473,210
Other non-financial liabilities	—	61	—	—	61

	2,194,631	473,542	837,621	1,215,981	4,721,775

4.2	Capital management risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In 2017 the situation of the Group had lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note19-a).

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital based on the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2017, and 2018, the gearing ratio is presented below indicating the Group’s strategy to keep it in a range from 0.10 to 0.70.

	2017	2018
Total financial liabilities and bonds	2,637,630	2,139,714
Less: Cash and cash equivalents	(626,180)	(801,140)

Net debt	2,011,450	1,338,574
Total equity	2,589,078	2,489,931

Total capital	4,600,528	3,828,505

Gearing ratio	0.44	0.35

4.3	Fair value estimation

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

The table below shows the Group’s assets and liabilities measured at fair value on December 31, 2017, and 2018:

	Level 1	Level 2	Total
At December 31, 2017
Financial assets
Financial assets at fair value through profit or loss	181	—	181
Financial liabilities
Derivatives used for hedging	—	383	383
At December 31, 2018
Financial liabilities
Derivatives used for hedging	—	61	61

There were no transfers between levels 1 and 2 during the year.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

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

a)	Estimated impairment of goodwill and other intangible assets with an indefinite useful life

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

If the Group experiences a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of their business units might decrease. If management determines that the factors reducing the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of those business units and therefore, goodwill, as well as other intangible assets with indefinite useful life may be deemed to be impaired, which may cause their write-down.

In accordance with the impairment evaluations carried out by Management, losses due to deterioration of goodwill and trademarks have been recognized; they were generated by the decrease in the expected flows as a reduction of the contracts’ “backlog”.

At December 31, 2017, and 2018 the Group has performed a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate, and revenue and terminal growth rate by a 10%, with all the other variables held constant, as follows:

	Difference between recoverable amount and carrying amounts
	2017		2018
Goodwill
Gross margin	(10%)	+10%	(10%)	+10%
Engineering and construction	81.31%	143.63%	0.51%	41.12%
Electromechanical	197.30%	620.85%	(9.73%)	38.89%
IT equipment and services	0.32%	38.87%	42.60%	101.27%
Telecommunication services	465.17%	1339.26%	—	—

Discount rate:	(10%)	10%	(10%)	10.00%
Engineering and construction	146.07%	86.86%	39.19%	6.65%
Electromechanical	478.08%	354.39%	29.36%	2.97%
IT equipment and services	30.06%	11.25%	77.06%	48.93%
Telecommunication services	2190.66%	1967.37%	—	—

Terminal growth rate:	(10%)	+10%	(10%)	+10%
Engineering and construction	107.41%	117.91%	18.48%	23.30%
Electromechanical	402.19%	416.25%	12.90%	16.34%
IT equipment and services	18.54%	20.52%	59.73%	62.91%
Telecommunication services	2232.86%	2394.81%	—	—

	Difference between recoverable amount and carrying amounts
	2017		2018
Trademarks
Revenue growth rate:	(10%)	+10%	(10%)	+10%
Morelco	16.37%	(4.79%)	75.00%	116.27%
Vial y Vives - DSD	(40.72%)	(63.32%)	27.40%	55.71%
Adexus	22.10%	(0.10%)	21.40%	48.38%

Discount rate:	(10%)	+10%	(10%)	+10%
Morelco	(7.21%)	22.92%	126.00%	72.33%
Vial y Vives - DSD	(58.56%)	(45.65%)	29.54%	55.99%
Adexus	(2.13%)	28.02%	56.26%	18.49%
Terminal growth rate:	(10%)	+10%	(10%)	+10%

Morelco	8.61%	3.17%	91.70%	99.82%
Vial y Vives - DSD	(51.36%)	(54.47%)	38.99%	44.26%
Adexus	13.27%	8.86%	31.90%	48.38%

In 2018, if the discount rate or terminal growth rate had been 10% below or 10% above Management’s estimates, the Group would not have recognized a provision for impairment of goodwill; however, at the same variation, the Group would have to recognized a provision for impairment of the Electromechanical GMA (in 2017 would nor have recognized a provision for impairment).

In 2018, if the revenue growth rate, terminal growth rate or the discount rate had been 10% or had been 10% above Management’s estimates, the Group would have not recognized a provision for impairment in trademarks (in 2017, would have recognized a provision for impairment of trademark in Morelco, Vial y Vives-DSD and Adexus).

At December 31, 2017, as a result of these evaluations, an impairment was identified and recorded in the Engineering and Construction CGU, trademark impairment in Vial y Vives-DSD and goodwill impairment in Morelco (Note 18).

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

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which deductible temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available evidence, including factors such as historical data, projected income, current operations, and tax planning strategies. A tax benefit related to a tax position is only recognized if it is more likely than not that the benefit will ultimately be realized.

The Group’s maximum exposure to tax contingencies amounts to S/15.7 million.

c)	Percentage of completion revenue recognition

Revenues from construction contracts are recognized using the percentage-of-completion method which is based on the completion of a physical proportion of the overall work contract considering total costs and revenues estimated at the end of the project (Note 2.26 i).

As of December 31, 2016, 2017 and 2018, a sensitivity analysis was performed considering a 10% increase/decrease in the Group’s gross margins, as follows:

	2016	2017	2018
Revenues	2,713,013	2,214,108	1,961,100
Gross profit	29,310	106,902	32,685
%	1.08	4.83	1.67
Plus 10%	1.19	5.31	1.84

Increase in profit before income tax	2,975	10,667	3,399

	32,285	117,569	36,084

Less 10%	0.97	4.35	1.50

Decrease in profit before income tax	(2,975)	(10,667)	(3,399)

	26,335	96,235	29,286

d)	Provision for well closure costs

At December 31, 2018, the present value of the estimated provision for the closure of 158 wells located in Talara amounted to S/20.3 million (S/16.8 million as of December 31, 2017, for the closure of 144 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from reviews of either the date of occurrence or the amount of the present value of the originally estimated obligations (Note 18-d).

The Group estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the consolidated statement of financial position.

The pre-tax discount rate used for the present value calculation was 2.46% for Block I and 2.51% for Block V (2.09% for block I and 2.27% for block V for the year 2017), and 2.98% for Blocks III and IV, (2.72% for the year 2017) based on 3, 5 and 30-year rate used on U.S. bonds effective at December 31, 2018.

If on December 31, 2017, and 2018, the estimated rate had increased or decreased by 10%, with all variables held constant, the impact on pre-tax profit would not have been significant.

e)	Impairment of investment in Gasoducto Sur Peruano

Based on the termination of the concession agreement, on which Gasoducto Sur Peruano S.A. (GSP) acts as concessionaire (Note 16 a-i), the Group identified potential impairment indicators affecting the recoverability of its investment. Consequently, the Group has applied the rules stated in IAS 36 “Impairment of assets” to determine the recoverable amount of this investment.

In that process, the Group has applied judgment to weight the various uncertainties surrounding the amount that can be recovered from this investment. Management has determined the recoverable amount assuming two key factors: (i) the amount that GSP will recover as a result of the public auction, and (ii) the validity of its right to subordinate the Odebrecht Group’s debts in GSP.

With relation to the amount to be recovered by GSP, the Group is assuming recovery of the minimum amount established in the concession agreement, which is equivalent to 72.25% of the Net Carrying Amount (NCA) of the Concession assets. This amount, in substance, represents a minimum payment to be obtained by GSP based on a public auction (liquidation) to be set up for the adequate transfer of the Concession’s assets to a new Concessionaire within a year, under the relevant contractual terms and conditions.

With relation to the validity of its right to subordinate the Odebrecht Group’s liabilities in GSP, Management´s assessment, in consultation with its legal advisors, is that although some uncertainties exist, these do not represent a material risk for exercising this right.

The concession agreement also established two additional tranches of 85% or 100% of the NCA to be recovered as a result of a public auction, depending on several factors. In any of these scenarios, the Group would be able to recover its total investment, and no additional impairment would be necessary to be recognized.

The calculation of the impairment estimate assumes a GSP settlement process in accordance with Peruvian legislation, whereby the value of the asset to be recovered is applied first to the payments of liabilities in the different categories of creditors and the remainder, if the case, to the payment of the shareholders, taking into account the existing subordination agreements.

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

S/000
Income for debt forgiveness (i)	431,484
Indemnification income	33,600
Work in progress impairment (ii)	(410,199)
Other provisions	(24,915)
Inventories impairment (iii)	(33,824)
Financial expenses	(7,004)
Property, plant and equipment impairment	(4,143)
Others (liability) asset, net	(164)

(15,165)

(i)	The extinguished trade accounts payable relates to the recognition of the project estimated margin recorded as a liability (Note 2.17).
(ii)	The recoverable of work in progress relates to the minimum secured payment to be obtained from GSP.
(iii)	Inventories are assets specific in nature and cannot be traded in an active market.

5.2	Critical judgments in applying the accounting policies

Consolidation of entities in which the Group holds less than 50%

The Group owns some direct and indirect subsidiaries of which the Group has control even though it has less than 50% of the voting rights. These subsidiaries mainly comprise indirect subsidiaries in the real estate business owned through Viva GyM S.A., having the power to affect the relevant activities that impact the subsidiaries’ returns, even though the Group holds interest between 30% and 50%. Additionally, the Group has control de facto by a contractual agreement with the majority investor over Promotora Larcomar S.A. of which it owns 46.55% of the equity interest.

Consolidation of entities in which the Group does not have joint control but holds rights and obligations over the assets and liabilities

The Group assesses, on an ongoing basis, the nature of the contracts signed with one or more parties. If no control or joint control is determined to be held by the Group, but it has rights over assets and obligations for liabilities under the arrangement, then the Group recognizes its assets, liabilities, revenue and expenses and its share of any jointly controlled assets or liabilities and any revenue or expense arising under the arrangement as a joint operation in accordance with IFRS 11 - Joint arrangements (Note 2.2-d).

6.	INTERESTS IN OTHER ENTITIES

The consolidated financial statements include the accounts of the Group and its subsidiaries. Additionally, the consolidated financial statements of the Group include its interest in joint operations in which the Company or certain subsidiaries have joint control with their partners (Note 2.2-d).

a)	Main subsidiaries

The following table shows the principal direct and indirect subsidiaries classified by operating segment (Note 7):

Name	Country	Economic activity
Engineering and Construction:

GyM S.A.	Peru, and Colombia	Civil construction, electro-mechanic assembly, buildings management and implementing housing development projects and other related services.

GyM Chile S.p.A.	Chile	Electromechanical assemblies and services to energy, oil, gas and mining sector.

Vial y Vives - DSD S.A.	Chile	Electromechanical assemblies and services. Develop activities related to the construction of engineering projects, civil construction projects and electromechanical assemblies, as well as architectural design and installations in general. Construction and assemblies and electromechanical services in the sectors of energy, oil, gas and mining.

GMI S.A.	Peru, Mexico, and Bolivia	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Morelco S.A.S	Colombia and Ecuador	Providing construction and assembly services, supplying equipment and material to design, build, assemble, operate and maintain all types of mechanical engineering, instrumentation, and civil work.

Infrastructure:

GMP S.A.	Peru	Oil and oil by-products extraction services, as well as providing storage and fuel dispatch services.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco - Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C.	Peru	Supply, process and market natural gas and its derivative products.

Concar S.A.	Peru	Highway and roads concessions operation and maintenance.

GyM Ferrovias S.A.	Peru	Concession for the operation of the public transportation system of the Line 1 of the Lima Metro (Metro de Lima Metropolitana).

Survial S.A.	Peru	Concession for constructing, operating and maintaining Section 1 of the “Southern Inter-oceanic” highway.

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the “Ancon - Huacho - Pativilca” section of the Panamericana Norte road.

Name	Country	Economic activity
Concesion Canchaque S.A.C.	Peru	Concession for operating and maintaining of the Buenos Aires - Canchaque highway.

Concesionaria Via Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa - Paseo de la Republica in Lima.

Real estate:

VIVA GyM S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Parent company operation:

Adexus S.A.	Chile, Peru, Colombia and Ecuador	IT solutions services.

CAM Holding S.p.A.	Chile	Electric and technological services for the power industry.

Generadora Arabesco S.A.	Peru	Implementing projects related to electric power-generating activities.

Larcomar S.A.	Peru	Exploiting land right to use the Larcomar Shopping Center.

Promotora Larcomar S.A.	Peru	Building a hotel complex on a plot of land located in the district of Miraflores.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and sale of office premises in Peru.

Negocios del Gas S.A.	Peru	Construction, operation, and maintenance of the pipeline system to transport natural gas and liquids.

Inversiones en Autopistas S.A.	Peru	Holding company of shares, participation or any other credit instrument or investment document.

The following table shows the Group’s subsidiaries and related interest as of December 31, 2018:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the group (%)	Percentage of common shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	98.24%	—	98.24%	1.76%
- Morelco S.A.S.	—	70.00%	70.00%	30.00%
GyM Chile SpA	—	94.49%	99.99%	0.01%
- V y V – DSD S.A.	—	94.49%	94.49%	5.51%
GMI S.A.	89.41%	—	89.41%	10.59%
- Ecotec	—	99.99%	99.99%	0.01%
- Gm Ingenieria y Construcción de CV	—	99.00%	99.00%	1.00%
- Gm Ingeniería Bolivia S.R.L.	—	99.00%	99.00%	1.00%
- Consorcio Vial La Concordia	—	88.00%	88.00%	12.00%

Infrastructure:
GMP S.A.	95.00%	—	95.00%	5.00%
- Oiltanking Andina Services S.A.	—	50.00%	50.00%	50.00%
- Transportadora de Gas Natural Comprimido Andino S.A.C.	—	99.93%	99.93%	0.07%
Concar S.A.	99.99%	—	99.99%	0.01%
GyM Ferrovias S.A.	75.00%	—	75.00%	25.00%
Survial S.A.	99.99%	—	99.99%	0.01%
Norvial S.A.	67.00%	—	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	—	99.96%	0.04%
Concesionaria Vía Expresa Sur S.A.	99.98%	0.02%	100.00%	—

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the group (%)	Percentage of common shares held by non- controlling interests (%)
Real Estate:
Viva GyM S.A.	63.44%	36.10%	99.54%	0.46%

Parent company operations:
Generadora Arabesco S.A.	99.00%	—	99.00%	1.00%
Larcomar S.A.	79.66%	—	79.66%	20.34%
Promotora Larcomar S.A.	46.55%	—	46.55%	53.45%
Promotores Asociados de Inmobiliarias S.A.	99.99%	—	99.99%	0.01%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	—
Agenera S.A.	99.00%	1.00%	100.00%	—
Inversiones en Autopistas S.A.	100.00%	—	—	—
Cam Holding S.p.A.	100.00%	—	100.00%	—
Adexus S.A.	99.99%	0.01%	100.00%	—

The following table shows the Group’s subsidiaries and related interest as of December 31, 2017:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the group (%)	Percentage of common shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	98.23%	—	98.23%	1.77%
Stracon GyM S.A.	—	87.59%	87.59%	12.41%
GyM Chile SpA	—	99.99%	99.99%	0.01%
V y V – DSD S.A.	—	94.49%	94.49%	5.51%
Morelco S.A.S.	—	70.00%	70.00%	30.00%
GMI S.A.	89.41%	—	89.41%	10.59%

Infrastructure:
GMP S.A.	95.00%	—	95.00%	5.00%
Oiltanking Andina Services S.A.	—	50.00%	50.00%	50.00%
Transportadora de Gas Natural
Comprimido Andino S.A.C.	—	99.93%	99.93%	0.07%
Concar S.A.	99.75%	—	99.75%	0.25%
GyM Ferrovias S.A.	75.00%	—	75.00%	25.00%
Survial S.A.	99.99%	—	99.99%	0.01%
Norvial S.A.	67.00%	—	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	—	99.96%	0.04%

Real Estate:
Viva GyM S.A.	63.44%	36.10%	99.54%	0.46%

Parent company operations:
Cam Holding S.p.A.	100.00%	—	100.00%	—
Coasin Instalaciones Ltda.	—	100.00%	100.00%	—
CAM Servicios del Perú S.A.	73.16%	—	73.16%	26.84%
Adexus S.A.	99.99%	0.01%	100.00%	—
Generadora Arabesco S.A.	99.00%	—	99.00%	1.00%
Larcomar S.A.	79.66%	—	79.66%	20.34%
Promotora Larcomar S.A.	46.55%	—	46.55%	53.45%
Promotores Asociados de Inmobiliarias S.A.	99.99%	—	99.99%	0.01%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	—
Agenera S.A.	99.00%	1.00%	100.00%	—
Inversiones en Autopistas S.A.	99.99%	0.01%	100.00%	—

In June 2018, the Company increased its interest in the shares of Adexus S.A. to 100% (Note 33-a). All investments in subsidiaries have been included in the consolidation. The percentage of voting rights in those subsidiaries is directly held by the Parent Company and do not significantly differ from the percentage of shares held.

In 2017, the Group sold GMD S.A. and, in 2018, the subsidiary Cam Servicios del Peru S.A. was sold as well as the following indirect subsidiaries: i) Stracon GyM S.A. through GyM S.A. and ii) Cam Chile SpA, through Cam Holding SpA. These investments were deconsolidated from the Company, and their operations are shown in Note 37.

In August 2016, the Company had acquired additional interest in the share capital of Adexus S.A. to obtain control (Note 33-a).

The following table shows the Group’s subsidiaries non-controlling interests as of December 31, 2018:

Non-controlling participation	2017	2018

Viva GyM S.A. and subsidiaries	225,921	168,612
GyM S.A. and subsidiaries	103,170	67,639
Norvial S.A.	68,419	65,918
CAM Holding S.p.A.	(6,417)	—
GMP S.A.	22,263	23,424
GyM Ferrovias S.A.	35,419	55,986
Promotora Larcomar S.A.	13,395	13,121
Other	3,578	6,871

	465,748	401,571

Summarized financial information of subsidiaries with material non-controlling interests

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group.

Summarized statement of financial position

	Viva GyM S.A. and subsidiaries		GyM S.A. and subsidiaries		Norvial S.A.
	At December 31,		At December 31,		At December 31,
	2017	2018	2017	2018	2017	2018
Current:
Assets	884,591	720,976	1,875,231	1,262,588	88,077	109,778
Liabilities	(352,125)	(310,132)	(2,142,618)	(1,467,953)	(45,613)	(66,506)

Current net assets (liabilities)	532,466	410,844	(267,387)	(205,365)	42,464	43,272

Non-current:
Assets	78,457	98,504	1,368,460	980,653	492,803	462,739
Liabilities	(44,068)	(37,154)	(546,342)	(413,026)	(327,936)	(306,261)

Current net assets	34,389	61,350	822,118	567,627	164,867	156,478

Net assets	566,855	472,194	554,731	362,262	207,331	199,750

Summarized income statement

	Viva GyM S.A. and subsidiaries		GyM S.A. and subsidiaries		Norvial S.A.
	At December 31,		At December 31,		At December 31,
	2017	2018	2017	2018	2017	2018
Revenue	647,535	630,130	2,163,543	1,704,998	149,467	163,117

Profit (loss) before income tax	153,602	226,945	(75,977)	(154,452)	68,104	21,104
Income tax	(35,900)	(69,166)	4,486	18,559	(18,678)	(3,885)

Profit (loss) for the period	117,702	157,779	(71,491)	(135,893)	49,426	17,219
Discontinued operations	—	—	76,837	44,096	—	—
Other comprehensive Income	—	—	(2,641)	(14,061)	—	—

Total comprehensive income/loss for the period	117,702	157,779	2,705	(105,858)	49,426	17,219

Dividends paid to non-controlling interest Note (36-d)	21,165	84,870	4,056	4,241	9,240	8,184

Summarized statement of cash flows

	Viva GYM S.A. and subsidiaries		GyM S.A. and subsidiaries		Norvial S.A.
	For the year ended		For the year ended		For the year ended
	2017	2018	2017	2018	2017	2018
Cash flows from operating activities provided by, net	163,304	259,992	211,315	148,754	25,041	70,939

Cash flows from investing activities provided by (applied to), net	79,471	(8,460)	72,438	233,150	—	(2)

Cash flows from financing activities applied to, net	(203,958)	(255,979)	(183,092)	(388,836)	(48,010)	(43,536)

Increase (decrease) in cash and cash equivalents, net	38,817	(4,447)	100,661	(6,932)	(22,969)	27,401

Cash and cash equivalents at the beginning of the year	58,892	97,709	78,899	179,560	95,418	72,449

Cash and cash equivalents at the end of the year	97,709	93,262	179,560	172,628	72,449	99,850

The information above is the amount before inter-company eliminations.

b)	Public services concessions

The Group operates various public service concessions. When applicable, revenue attributable to the construction or restoration of infrastructure has been accounted for by applying the models set forth in Note 2.5 (financial asset, intangible asset; and bifurcated models).

The subsidiary Transportadora de Gas Natural Comprimido Andino S.A.C. (hereinafter TGNCA) held a concession to design, finance, construct, maintain and operate the compressed natural gas supply system to be implemented in certain cities. In September 2016 the Concession Agreement was terminated. As of December 14, 2018; the Ministry of Energy and Mines paid the remaining balance related to trade accounts receivable for S/17.3 million.

Under all of the Group concessions, the infrastructure is returned to the grantor at the end of the concession agreement.

The concessions held by the Group are as follows as of December 31, 2018:

Name of Concession	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model
Survial S.A.	This company operates and maintains a 750 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road. The road has five toll stations and three weigh stations.	US$98.9 million	Transaction secured by the Peruvian Government involving from annual payments for the maintenance and operation of the road, which is in charge of the Peruvian Ministry of Transport and Communications (MTC).	99.90%	2032	Financial asset

Canchaque S.A.C.	This company operates and periodically maintains a 78 km road which connects the towns of Buenos Aires and Canchaque, in Peru The road has one toll station.	US$29 million	Transaction secured by the Peruvian Government regardless the traffic volume. Revenue is secured by an annual minimum amount of US$ 0.3 million.	99.96%	2025	Financial asset

Concesionaria. La Chira S.A.	Designing, financing, constructing, operating and maintaining project called “Planta de Tratamiento de Aguas Residuales y Emisario Submarino La Chira”. The Project will treat approximately 25% of wastewaters in Lima.	S/250 million	Transaction secured by the Peruvian Government consisting of monthly and quarterly payments settled by Sedapal’s collection trust.	50.00%	2036	Financial asset

GyM Ferrovias S.A.	Concession for the operation of Line 1 of the Lima Metro, Peru’s only urban railway system in Lima city, which includes (i) operation and maintenance of the five existing trains, (ii) operation and maintenance and the acquisition of 19 trains on behalf of the Peruvian Government and (iii) design and construction of the repair yard and maintenance of railway.	S/549.8 million	Transaction secured by the Peruvian Government involving a quarterly payment received from MTC based on km travelled per train.	75.00%	2041	Financial asset

Name of Concession	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model
Norvial S.A.	The Company operates and maintains part of the only highway that connects Lima to the northwest of Peru. This 183 km road known as Red Vial 5 runs from the cities of Ancón to Pativilca and has three toll stations.	US$152 million	From users (self-financed concession; revenue is derived from collection of tolls).	67.00%	2028	Intangible

Via Expresa Sur S.A.	The Company obtained the concession for designing, financing, building, operating and maintaining the infrastructure associated with the Vía Expresa Sur Project. This project involves the second stage expansion of the Via Expresa - Paseo de la Republica, between Av. Republica de Panama and and Panamericana highway.	US$196.8 million	The contract gives the right of collection from users; however the Peruvian Government shall pay the difference when the operating revenue obtained is below US$18 million during the first two years and below US$19.7 million from the third year to the fifteenth year of the effective period of the financing, with a ceiling of US$10 million. In June 2017, the contract was suspended temporarily for one year by agreement between the Concessionaire and the grantor. The suspension was extended for an additional year.	99.98%	2053	Bifurcated

Recaudo Trujillo S.A.C.	Design, implementation, operation, technological maintenance and renewal (estimate) of the single system of electronic collection. Design, implementation, operation and maintenance of the Clearing house Implementation of the Fleet Control Center, as well as training to personnel.	US$40.2 million	Economic consideration resulting from applying the “price for validation” considering daily validations input on the system to be managed through a trust.	95.00%	2036	Intangible

c)	Main joint operations

At December 31, 2018, the Group is a partner to 46 Joint Operations with third parties (64 at December 31, 2017, and 69 at December 31, 2016). The table below lists the Group’s major Joint Operations.

	Percentage of interest
Joint operations	2016	2017	2018
Graña y Montero S.A.A.
- Concesionaria la Chira S.A.	50.00%	50.00%	50.00%

GyM S.A.
- Consorcio Constructor Alto Cayma	50.00%	50.00%	50.00%
- Consorcio Alto Cayma	49.00%	49.00%	49.00%
- Consorcio Lima Actividades Comerciales	50.00%	50.00%	50.00%
- Consorcio Norte Pachacutec	49.00%	49.00%	49.00%
- Consorcio La Chira	50.00%	50.00%	50.00%
- Consorcio Río Urubamba	50.00%	50.00%	50.00%
- Consorcio Vial Quinua	46.00%	46.00%	46.00%
- Consorcio Rio Mantaro	50.00%	50.00%	50.00%
- Consorcio GyM – CONCIVILES	66.70%	66.70%	66.70%
- Consorcio Construcciones y Montajes CCM	25.00%	25.00%	25.00%
- Consorcio HV GyM	50.00%	50.00%	50.00%
- Consorcio Stracon Motta Engil JV	50.00%	50.00%	—
- Consorcio Huacho Pativilca	67.00%	67.00%	67.00%
- Consorcio Constructor Chavimochic	26.50%	26.50%	26.50%
- Consorcio Constructor Ductos del Sur	29.00%	29.00%	29.00%
- Consorcio Italo Peruano	48.00%	48.00%	48.00%
- Consorcio Menegua	50.00%	50.00%	50.00%
- Consorcio Energia y Vapor	50.00%	50.00%	50.00%
- Consorcio Ermitaño	50.00%	50.00%	50.00%
- Consorcio para la Atención y Mantenimiento de Ductos	50.00%	50.00%	50.00%
- Consorcio Lima Actividades Comerciales Sur	50.00%	50.00%	50.00%
- Consorcio CDEM	—	85.00%	85.00%
- Consorcio Chicama - Ascope	—	50.00%	50.00%
- Consorcio TNT Vial y Vives - DSD Chile LTDA	—	50.00%	50.00%
- Consorcio La Gloria	49.00%	49.00%	49.00%
- Consorcio GyM Sade Skanska	50.00%	50.00%	50.00%
- Constructora Incolur DSD Limitada	50.00%	50.00%	50.00%
- Consorcio Chiquintirca	—	40.00%	40.00%
- Consorcio Vial ICAPAL	—	10.00%	10.00%

GMP S.A.
- Consorcio Terminales	50.00%	50.00%	50.00%
- Terminales del Peru	50.00%	50.00%	50.00%

GMD S.A.
- Consorcio Cosapi-Data - GMD S.A.	70.00%	—	—
- Consorcio The Louis Berger Group Inc. - GMD	66.45%	—	—
- Consorcio Procesos Digitales	43.65%	—	—
- Consorcio GMD S.A. - Indra S.A.	50.00%	—	—
- Consorcio Fabrica de Software	50.00%	—	—
- Consorcio Gestion de Procesos Electorales (ONPE)	50.00%	—	—
- Consorcio Lima Actividades Sur	50.00%	—	—
- Consorcio Latino de Actiuvidades Comerciales de Clientes Especiales	50.00%	—	—
- Consorcio Latino de Actividades Comerciales de	75.00%	—	—
- Consorcio Gestion de Procesos Junta de Gobernadores	45.00%	—	—
- Consorcio Soluciones Digitales	38.00%	—	—
- Consorcio de Gestion de la Informacion	56.00%	—	—
- Consorcio de la disponibilidad PKI	70.00%	—	—

	Percentage of interest
Joint operations	2016	2017	2018
CONCAR S.A.
- Consorcio Ancón-Pativilca	67.00%	67.00%	67.00%
- Consorcio Peruano de Conservación	50.00%	50.00%	50.00%
- Consorcio Manperán	67.00%	67.00%	67.00%
- Consorcio Vial Sierra	50.00%	50.00%	100.00%
- Consorcio Vial Ayahuaylas	—	99.00%	99.00%
- Consorcio Vial Sullana	—	99.00%	99.00%
-Consorcio Vial del Sur	—	99.00%	99.00%

Viva GyM S.A.
- Consorcio Panorama	35.00%	35.00%	—

CAM HOLDING S.p.A
- Consorcio Mecam	50.00%	50.00%	—
- Consorcio Seringel	50.00%	50.00%	—

GMI S.A.
- Consorcio Poyry-GMI	—	40.00%	40.00%
- Consorcio Internacional Supervisión Valle Sagrado	—	33.00%	33.00%
- Consorcio Supervisor Ilo	—	55.00%	55.00%

All of the joint arrangements listed above operate in Peru, Chile, and Colombia.

The table below provides a description of the main activities carried out by these joint operations:

Joint Operations in	Economic activity
Graña y Montero S.A.A.	Construction, operation and maintenance of La Chira wastewater treatment plant in the south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

GyM S.A.	Theses joint operations are carried out through the four divisions of the engineering and construction segment (Note 7).

GMP S.A.	Consorcio Terminales and Terminales del Peru provide services for receiving, storing, shipping and transporting liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

CONCAR S.A.	Concar’s joint operations provides rehabilitation service, routine and periodic maintenance of the road; and road conservation and preservation services.

The consolidated financial statements do not include any other type of entities in addition to those mentioned above, such as trust funds or special purpose entities.

7	SEGMENT REPORTING

Operating segments are reported consistently with the internal reports that are reviewed by the Group’s chief decision-maker; that is, the Executive Committee, which is led by the Corporate General Manager. This Committee acts as the maximum authority in operations decision making and is responsible for allocating resources and evaluating the performance of each operating segment.

The Group’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, and (iii) real estate.

As set forth under IFRS 8, reportable segments based on the level of revenue is: ‘engineering and construction’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

The revenues derived from foreign operations (Chile, Colombia, Bolivia, and Guyana) comprise 14.2% of the Group’s total revenue reported in 2018 (10.6% in 2017 and 13.2% in 2016).

Sales between segments are carried out at arm’s length, are not material, and are eliminated on consolidation. The revenue from external parties is measured in a manner consistent with that in the income statement. Sale of goods relate to the real estate segment. Revenue from services relate to all other segments.

Group sales and receivables are not concentrated in a few customers. There is no external customer that represents 10% or more of the Group’s revenue.

The principal activities of the Group in each operating segments are as follows:

a)

Engineering and construction: This segment includes from traditional engineering services such as structural, civil and design engineering, and architectural planning to advanced specialties including process design, simulation, and environmental services at three divisions; i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electro-mechanic construction, such as concentrator plants, oil, and natural gas pipelines, and transmission lines; iii) building construction, such as office buildings, residential buildings, hotels, affordable housing projects, shopping centers, and industrial facilities.

b)

Infrastructure: The Group has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a wastewater treatment plant in Lima, four producing oil fields, a gas processing plant and operation and maintenance services for infrastructure assets.

c)

Real Estate: The Group develops and sells homes targeted to low and middle-income population sectors which are experiencing a significant increase in disposable income, as well as, office and commercial space to a lesser extent.

d)	Parent Company Operation corresponds to the services which the Holding company provides, management, logistics and accounting services, among others.

The Executive Committee uses adjusted earnings before interest, tax, depreciation, and amortization (EBITDA) to assess the performance of operating segments.

Profit before income tax reconciles to EBITDA as follows:

	2016	2017	2018
	(as restated)
(Loss)/profit before income tax	(708,134)	45,112	133,948
Discontinued operations	104,354	210,431	36,785
Financial cost, net	179,829	137,035	197,057
Depreciation	118,832	109,342	86,335
Amortization	64,572	70,383	103,174

EBITDA (*)	(240,546)	572,303	557,299

EBITDA for each segment is as follows:

	2016	2017	2018
Engineering and construction	19,255	119,987	19,242
Infrastructure	237,752	300,935	411,502
Real state	121,420	177,286	240,991
Parent company operations	(1,025,197)	125,938	(27,802)
Intercompany eliminations	406,546	(151,843)	(86,634)

Total EBITDA	(240,546)	572,303	557,299

Backlog refers to the expected future revenue under signed contracts and legally binding letters of intent. The breakdown by operating segments as of December 31, 2018, and the dates in which they are estimated to be realized is shown in the following table:

		Annual Backlog
	2018	2019	2020	2021+
Engineering and construction	2,644,386	1,755,890	725,351	163,145
Infrastructure	1,759,849	600,630	570,114	589,108
Real state	195,566	—	177,135	18,431
Intercompany eliminations	(351,865)	(115,748)	(119,221)	(116,897)

	4,247,936	2,240,772	1,353,379	653,787

The following table shows the Group’s financial statements by operating segments:

		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company Operations	Eliminations	Consolidated
As of December 31, 2017
Assets.-
Cash and cash equivalent	184,401	43,878	121,901	161,073	4,204	85,187	25,536	—	626,180
Financial asset at fair value through profit or loss	181	—	—	—	—	—	—	—	181
Trade accounts receivables	891,252	64,364	128,124	108,706	604	45,897	274,522	2,204	1,515,673
Work in progress	55,774	—	—	—	—	—	6,030	—	61,804
Accounts receivable from related parties	230,607	2,746	62,525	3,072	8,852	69,382	76,006	(352,438)	100,752
Other accounts receivable	518,123	55,959	66,765	31,381	1,922	40,026	51,269	—	765,445
Inventories	46,499	15,093	8,685	19,457	—	643,882	45,702	(8,607)	770,711
Prepaid expenses	4,470	1,168	2,354	10,312	164	216	14,794	—	33,478

	1,931,307	183,208	390,354	334,001	15,746	884,590	493,859	(358,841)	3,874,224
Non-current assets classified as held for sale	17,722	—	—	—	—	—	—	—	17,722

Total current assets	1,949,029	183,208	390,354	334,001	15,746	884,590	493,859	(358,841)	3,891,946

Long-term trade accounts receivable	58,997	—	14,747	793,991	—	—	39,852	—	907,587
Long-term work in progress	—	—	28,413	—	—	—	—	—	28,413
Long-term accounts receivable from related parties	258,479	—	27,660	—	—	—	637,415	(149,624)	773,930
Prepaid expenses	—	—	24,585	13,115	892	—	—	(510)	38,082
Other long-term accounts receivable	75,030	53,917	11,159	255,179	7,348	9,811	58,408	—	470,852
Investments in associates and joint ventures	111,513	7,344	—	—	—	1	2,216,343	(2,066,530)	268,671
Investment property	—	—	—	—	—	45,687	—	—	45,687
Property, plant and equipment	509,700	171,226	18,572	580	60	11,621	171,563	(17,587)	865,735
Intangible assets	203,390	160,288	492,424	323	—	1,022	71,363	11,260	940,070
Deferred income tax asset	165,227	5,507	11,057	—	—	10,316	238,560	6,030	436,697

Total non-current assets	1,382,336	398,282	628,617	1,063,188	8,300	78,458	3,433,504	(2,216,961)	4,775,724

Total assets	3,331,365	581,490	1,018,971	1,397,189	24,046	963,048	3,927,363	(2,575,802)	8,667,670

Liabilities.-
Borrowings	591,987	46,924	2,589	—	—	162,031	253,233	—	1,056,764
Bonds	—	—	24,361	12,294	—	—	—	—	36,655
Trade accounts payable	955,015	62,659	85,329	81,161	132	43,724	225,966	(940)	1,453,046
Accounts payable to related parties	114,198	3,664	60,857	83,841	14	37,396	102,976	(347,772)	55,174
Current income tax	29,379	1,282	1,122	—	161	45,299	8,300	—	85,543
Other accounts payable	492,362	12,487	68,994	27,058	49	63,654	183,895	1	848,500
Provisions	6,682	5,204	—	—	—	20	1,597	—	13,503

Total current liabilities	2,189,623	132,220	243,252	204,354	356	352,124	775,967	(348,711)	3,549,185

Borrowings	127,773	101,549	1,945	—	—	12,010	390,022	—	633,299
Long-term bonds	—	—	319,549	591,363	—	—	—	—	910,912
Other long-term accounts payable	379,043	—	52,349	349,987	158	32,058	38,878	—	852,473
Long-term accounts payable to related parties	4,306	—	836	89,023	23,445	—	62,841	(154,497)	25,954
Provisions	8,587	16,707	—	—	—	—	8,620	—	33,914
Derivative financial instruments	—	383	—	—	—	—	—	—	383
Deferred income tax liability	26,633	8,957	8,606	20,789	210	—	7,277	—	72,472

Total non-current liabilities	546,342	127,596	383,285	1,051,162	23,813	44,068	507,638	(154,497)	2,529,407

Total liabilities	2,735,965	259,816	626,537	1,255,516	24,169	396,192	1,283,605	(503,208)	6,078,592

Equity attributable to controlling interest in the Company	487,923	299,411	323,987	106,256	(123)	217,290	2,629,428	(1,940,842)	2,123,330
Non-controlling interest	107,477	22,263	68,447	35,417	—	349,566	14,330	(131,752)	465,748

Total liabilities and equity	3,331,365	581,490	1,018,971	1,397,189	24,046	963,048	3,927,363	(2,575,802)	8,667,670

Operating segments financial position

Segment reporting

		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company Operations	Eliminations	Consolidated
As of December 31, 2018
Assets.-
Cash and cash equivalent	177,455	34,816	168,460	191,178	6,700	93,262	129,269	—	801,140
Financial asset at fair value through profit or loss	—	—	—	—	—	—	—	—	—
Trade accounts receivables	583,842	54,350	78,013	226,919	598	63,038	1,068	—	1,007,828
Work in progress	24,962	—	—	—	—	—	3,576	—	28,538
Accounts receivable from related parties	203,583	492	40,820	758	9,930	60,759	98,308	(379,747)	34,903
Other accounts receivable	386,467	37,611	28,492	31,012	199	55,508	49,160	2	588,451
Inventories	27,852	18,823	9,206	25,282	—	448,328	—	(15,444)	514,047
Prepaid expenses	3,825	1,345	3,068	874	135	81	1,221	—	10,549

	1,407,986	147,437	328,059	476,023	17,562	720,976	282,602	(395,189)	2,985,456
Non-current assets classified as held for sale	—	—	—	—	—	—	247,798	—	247,798

Total current assets	1,407,986	147,437	328,059	476,023	17,562	720,976	530,400	(395,189)	3,233,254

Long-term trade accounts receivable	14,455	—	33,380	966,202	—	6,030	—	—	1,020,067
Long-term work in progress	—	—	32,212	—	—	—	—	—	32,212
Long-term accounts receivable from related parties	254,660	—	39,341	—	—	—	744,655	(260,430)	778,226
Prepaid expenses	—	—	28,214	5,152	840	—	—	(509)	33,697
Other long-term accounts receivable	77,028	63,797	7,058	64,817	7,346	30,268	52,645	(2)	302,957
Investments in associates and joint ventures	114,676	7,230	—	—	—	5,604	2,213,023	(2,082,768)	257,765
Investment property	—	—	—	—	—	29,133	—	—	29,133
Property, plant and equipment	205,678	171,430	14,585	1,586	109	9,237	69,088	(1,159)	470,554
Intangible assets	160,088	183,614	466,153	749	—	1,105	23,514	11,872	847,095
Deferred income tax asset	166,624	5,025	11,876	—	620	17,127	218,201	5,963	425,436

Total non-current assets	993,209	431,096	632,819	1,038,506	8,915	98,504	3,321,126	(2,327,033)	4,197,142

Total assets	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Liabilities.-
Borrowings	232,409	26,621	15,384	209,463	—	133,105	209,492	—	826,474
Bonds	—	—	25,745	13,422	—	—	—	—	39,167
Trade accounts payable	777,130	49,254	61,233	104,652	121	31,173	55,968	—	1,079,531
Accounts payable to related parties	179,351	1,933	46,099	65,256	58	35,085	91,754	(363,595)	55,941
Current income tax	5,898	2,797	1,398	9,888	226	4,219	1,381	—	25,807
Other accounts payable	389,896	13,147	72,823	11,677	631	106,286	38,209	—	632,669
Provisions	521	5,412	—	—	—	264	—	—	6,197
Non-current liabilities classified as held for sale	—	—	—	—	—	—	225,828	—	225,828

Total current liabilities	1,585,205	99,164	222,682	414,358	1,036	310,132	622,632	(363,595)	2,891,614

Borrowings	9,314	87,166	556	—	—	10,684	268,478	—	376,198
Long-term bonds	—	—	299,637	598,238	—	—	—	—	897,875
Other long-term accounts payable	357,146	—	31,477	154,756	1,656	26,470	2,605	—	574,110
Long-term accounts payable to related parties	8,880	—	1,167	81,207	23,445	—	183,826	(276,676)	21,849
Provisions	32,122	20,234	—	—	—	—	51,055	—	103,411
Derivative financial instruments	—	61	—	—	—	—	—	—	61
Deferred income tax liability	5,564	24,541	7,010	37,178	—	—	1,054	—	75,347

Total non-current liabilities	413,026	132,002	339,847	871,379	25,101	37,154	507,018	(276,676)	2,048,851

Total liabilities	1,998,231	231,166	562,529	1,285,737	26,137	347,286	1,129,650	(640,271)	4,940,465

Equity attributable to controlling interest in the Company	331,178	323,943	332,406	171,594	340	193,483	2,708,803	(1,973,387)	2,088,360
Non-controlling interest	71,786	23,424	65,943	57,198	—	278,711	13,073	(108,564)	401,571

Total liabilities and equity	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Operating segment performance

Segment Reporting

		Infrastructure
	Engineering						Parent
	and				Water	Real	Company
	construction	Energy	Toll roads	Electric Train	treatment	estate	operations	Eliminations	Consolidated
Year 2016 -
Revenue	2,936,831	382,211	527,104	247,040	18,459	411,518	62,070	(447,924)	4,137,309
Gross profit (loss)	60,191	42,129	121,114	42,474	5,698	136,539	(171)	(91,885)	316,089
Administrative expenses	(212,048)	(17,260)	(35,084)	(12,951)	(787)	(28,429)	(35,967)	64,223	(278,303)
Other income and expenses	(14,246)	542	262	9	—	835	(5,842)	(3,920)	(22,360)
Gain from the sale of investments	—	—	—	—	—	—	46,336	—	46,336

Operating (loss) profit	(166,103)	25,411	86,292	29,532	4,911	108,945	4,356	(31,582)	61,762
Financial expenses	(60,806)	(10,801)	(7,390)	(2,810)	(37)	(14,388)	(116,554)	14,731	(198,055)
Financial income	9,987	1,040	2,225	8,037	86	2,817	20,924	(26,891)	18,225
Share of the profit or loss in associates and joint ventures	16,505	1,615	—	—	—	6,850	(1,036,888)	421,852	(590,066)

(Loss) profit before income tax	(200,417)	17,265	81,127	34,759	4,960	104,224	(1,128,162)	378,110	(708,134)
Income tax	19,731	(5,308)	(22,213)	(10,904)	(1,433)	(27,054)	192,131	7,232	152,182

(Loss) profit from continuing operations	(180,686)	11,957	58,914	23,855	3,527	77,170	(936,031)	385,342	(555,952)
Profit from discontinued operations	87,239	—	—	—	—	—	1,423	15,692	104,354

(Loss) profit for the year	(93,447)	11,957	58,914	23,855	3,527	77,170	(934,608)	401,034	(451,598)

(Loss) profit attributable to:
Owners of the Company	(87,710)	9,369	43,656	17,892	3,527	22,105	(932,961)	414,423	(509,699)
Non-controlling interest	(5,737)	2,588	15,258	5,963	—	55,065	(1,647)	(13,389)	58,101

	(93,447)	11,957	58,914	23,855	3,527	77,170	(934,608)	401,034	(451,598)

Operating segment performance

Segment Reporting

		Infrastructure
	Engineering						Parent
	and				Water	Real	Company
	construction	Energy	Toll roads	Transportation	treatment	estate	operations	Eliminations	Consolidated (as restated)
Year 2017 -
Revenue	2,331,907	436,876	642,127	365,771	3,152	647,535	70,050	(483,405)	4,014,013
Gross profit (loss)	176,473	71,825	139,196	48,696	445	147,383	(37,771)	(43,795)	502,452
Administrative expenses	(188,162)	(15,854)	(32,453)	(15,279)	(317)	(21,189)	(100,968)	51,768	(322,454)
Other income and expenses	(46,445)	5,138	1,061	5	—	(3,700)	10,512	560	(32,869)
Gain from the sale of investments	—	—	—	—	—	49,002	(18,672)	4,215	34,545

Operating (loss) profit	(58,134)	61,109	107,804	33,422	128	171,496	(146,899)	12,748	181,674
Financial expenses	(46,655)	(13,423)	(6,892)	(8,000)	(50)	(21,918)	(81,310)	27,471	(150,777)
Financial income	8,491	1,965	3,257	3,606	26	3,569	35,431	(42,603)	13,742
Share of the profit or loss in associates and joint ventures	30,982	1,584	—	—	—	456	142,595	(175,144)	473

Profit (loss) before income tax	(65,316)	51,235	104,169	29,028	104	153,603	(50,183)	(177,528)	45,112
Income tax	877	(13,151)	(32,290)	(9,544)	(228)	(35,900)	44,032	(101)	(46,305)

Profit (loss) from continuing operations	(64,439)	38,084	71,879	19,484	(124)	117,703	(6,151)	(177,629)	(1,193)
Profit from discontinued operations	76,837	—	—	—	—	—	123,603	9,991	210,431

Profit (loss) for the period	12,398	38,084	71,879	19,484	(124)	117,703	117,452	(167,638)	209,238

Profit (loss) attributable to:
Owners of the Company	12,078	33,714	55,620	14,613	(124)	48,647	125,182	(140,992)	148,738
Non-controlling interest	320	4,370	16,259	4,871	—	69,056	(7,730)	(26,646)	60,500

	12,398	38,084	71,879	19,484	(124)	117,703	117,452	(167,638)	209,238

Operating segment performance

Segment Reporting

		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated
Year 2018 -
Revenue	1,960,863	560,506	733,148	586,329	3,270	630,130	62,098	(636,882)	3,899,462
Gross profit (loss)	62,095	120,360	107,092	122,567	592	287,959	(10,564)	(15,612)	674,489
Administrative expenses	(136,066)	(20,898)	(35,626)	(12,007)	(295)	(50,730)	(62,891)	40,080	(278,433)
Other income and expenses	(13,509)	1,243	(11)	31	—	(1,971)	(47,778)	660	(61,335)
Gain from the sale of investments	(7)	—	—	—	—	—	—	—	(7)

Operating profit (loss)	(87,487)	100,705	71,455	110,591	297	235,258	(121,233)	25,128	334,714
Financial expenses	(82,861)	(15,631)	(28,762)	(20,604)	—	(14,700)	(121,938)	36,514	(247,982)
Financial income	15,122	4,593	4,631	35,147	559	6,397	38,614	(54,138)	50,925
Dividends	—	—	—	—	—	—	8,344	(8,344)	—
Share of the profit or loss in associates and joint ventures	11,366	1,608	—	—	—	(10)	84,138	(100,811)	(3,709)

(Loss)/profit before income tax	(143,860)	91,275	47,324	125,134	856	226,945	(112,075)	(101,651)	133,948
Income tax	14,361	(26,275)	(15,737)	(38,018)	(517)	(69,166)	22,866	(832)	(113,318)

(Loss) profit from continuing operations	(129,499)	65,000	31,587	87,116	339	157,779	(89,209)	(102,483)	20,630
Profit from discontinued operations	44,096	—	—	—	—	—	(3,708)	(3,603)	36,785

(Loss) profit for the period	(85,403)	65,000	31,587	87,116	339	157,779	(92,917)	(106,086)	57,415

Profit (loss) attributable to:
Owners of the Company	(86,857)	59,866	26,731	65,337	339	28,921	(85,715)	(91,810)	(83,188)
Non-controlling interest	1,454	5,134	4,856	21,779	—	128,858	(7,202)	(14,276)	140,603

	(85,403)	65,000	31,587	87,116	339	157,779	(92,917)	(106,086)	57,415

Segments by geographical area

	2016	2017	2018
Revenues:
- Peru	3,590,772	3,589,048	3,347,540
- Chile	163,990	371,986	226,891
- Colombia	363,311	50,829	325,031
- Guyana	717	—	—
- Ecuador	3,682	—	—
- Bolivia	14,837	2,150	—

	4,137,309	4,014,013	3,899,462

Non-current assets:
- Peru	3,995,453	4,164,342	3,896,920
- Chile	446,998	407,152	142,383
- Colombia	260,732	203,203	157,839
- Bolivia	13,043	149	—
- Ecuador	888	—	—
- Guyana	862	878	—

	4,717,976	4,775,724	4,197,142

8	FINANCIAL INSTRUMENTS

8.1	Financial instruments by category

The classification of financial assets and liabilities by category is as follows:

	At December 31
	2017	2018
Assets according to the statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	626,180	801,140
- Trade accounts receivable and other accounts receivable (excluding financial assets)	2,029,575	1,302,358
- Work in progress	90,217	60,750
- Financial assets related to concession agreements	952,780	1,227,994
- Accounts receivable from related parties	874,682	813,129

	4,573,434	4,205,371

Financial asset at fair value through profit or loss
- Other financial asset	181	—

	181	—

Financial assets related to concession agreements are recorded in the consolidated statement of financial position as the line items short-term trade accounts receivable and long-term trade accounts receivable.

	At December 31
	2017	2018
Financial liabilities according to the statement of financial position
Other financial liabilities at amortized cost
- Other financial liabilities	1,561,754	1,169,184
- Finance leases	128,309	33,488
- Bonds	947,567	937,042
- Trade and other accounts payable (excluding non-financial liabilities)	2,054,217	1,552,741
- Accounts payable to related parties	81,128	77,790

	4,772,975	3,770,245

Hedging derivatives:
- Derivative financial instruments	383	61

8.2	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external risk ratings (if available) or historical information about counterparty default rates.

At December 31 the credit quality of financial assets is shown as follows:

	At December 31,
	2017	2018
Cash and cash equivalents (*)
Banco de Credito del Peru (A+)	224,834	350,403
Citibank (A)	110,846	134,990
Banco Continental (A+)	100,882	114,067
Banco Scotiabank (A+)	71,608	73,039
Fondo de Inversion Alianza	—	39,051
Banco de la Nacion (A)	17,776	23,766
Banco Bogota (A)	25,609	16,782
Banco Interbank (A)	14,937	14,075
Banco Santander - Peru (A)	—	12,221
Banco de Credito e Inversiones - Chile (AA+)	1,105	5,909
Banco Santander - Chile (AAA)	22,041	3,325
Banco de Chile (AAA)	4,337	49
Banco Interamericano de Finanzas (A)	5,551	126
Banco Scotiabank de Guyana (A)	—	121
Others	7,388	8,273

	606,914	796,197

The ratings in the table above “A” and “AAA” represent high-quality credit ratings. For banks located in Peru, the ratings are derived from risk rating agencies authorized by the Peruvian banking and insurance regulator “Superintendencia de Banca, Seguros y AFP” (SBS). For banks located in Chile, the ratings are derived from risk rating agencies authorized by the Chilean Securities and Insurance Supervisor “Superintendencia de Valores y Seguros” (SVS).

(*)	The difference between the balances shown above with the balances shown in the statement of financial position corresponds to cash on hand and in-transit remittances (Note 9).

The credit quality of customers is assessed in three categories (internal classification):

A:	New customers/related parties (less than six months),

B:	Existing customers/related parties (with more than six months of trade relationship) with no previous default history; and

C:	Existing customers/related parties (with more than six months of trade relationship) with previous default history.

	2017	2018
Trade accounts receivable (Note 11 and Note 12)
Counterparties with no external risk rating
A	6,042	140,594
B	2,313,187	1,762,557
C	194,248	185,494

	2,513,477	2,088,645

Receivable from related parties and joint operators (Note 13)
B	874,682	813,129

The total balance of trade accounts receivable and receivable from related parties is in compliance with contract terms and conditions; none have been re-negotiated.

9	CASH AND CASH EQUIVALENTS

At December 31 this account comprises:

	2017	2018
Cash on hand	16,468	1,377
Cash in-transit	2,798	3,566
Bank accounts (a)	493,666	647,832
Time deposits (b)	113,248	148,365

	626,180	801,140

(a)

The Group maintains deposits in local and foreign banks, are available and earn interest at market rates. This includes reserve funds for bond payments issued by subsidiaries GyM Ferrovias S.A. and Norvial S.A.; for the year 2018 S/133 million and S/13 million, respectively (for the year 2017 S/108 million and S/16 million, respectively).

(b)	Time deposits have maturities less than 90 days and may be renewed upon maturity. These deposits earn interest that fluctuates between 2.5% and 3.5%.

As of December 31, 2017, and 2018, time deposits are mainly from subsidiaries:

	2017	2018
Graña y Montero S.A.A.	—	110,281
GyM Ferrovias S.A.	36,757	32,000
GyM S.A.	30,497	1,906
Concesionaria la Chira S.A.	—	4,170
GMP S.A.	3,238	7
Viva GyM S.A.	17,879	1
Concar S.A.	13,611	—
Concesion Canchaque	11,000	—
Other minors	266	—

	113,248	148,365

Reconciliation to the cash flow statement

The above figures reconcile to the amount of cash shown in the statement of cash flows at the end of the financial year as follows:

	2016	2017	2018
Cash and cash equivalent on Consolidated statement of financial position	606,950	626,180	801,140
Bank overdrafts (Note 19)	(8,396)	(120)	(119)

Balances per consolidated statement of cash flows	598,554	626,060	801,021

10	OTHER FINANCIAL ASSETS

On April 2016, the Company sold their 1.64% of interest held in Transportadora de Gas del Peru S.A. (TGP) for S/107.3 million, resulting in a net profit of S/46.3 million, as shown in the income statement, within “Profit (loss) on sale of investments”. The balance of its investment at the date of sale was S/117.1 million.

The cumulative amount of fair values at the date of sale amounting to S/41.5 million (S/56 million of gain on fair value and S/14.6 million of income tax), as recognized in the statement of comprehensive income was transferred to profits for the period.

11	TRADE ACCOUNTS RECEIVABLES, NET

At December 31 this account comprises:

	2017		2018
	Current	Non-current	Current	Non-current
Invoice receivables	459,722	819,699	907,007	469,510
Unbilled receivables	1,069,299	87,888	113,464	550,557

	1,529,021	907,587	1,020,471	1,020,067
(-) Impairment of account receivables	(13,348)	—	(12,643)	—

	1,515,673	907,587	1,007,828	1,020,067

The fair value of current receivables is similar to their carrying amount since their average collection turnover is less than 60 days. These current receivables do not bear interest and have no specific guarantees.

The non-current portion of the trade accounts receivable is related to the financial asset model (Note 2.5) of subsidiary GyM Ferrovias S.A.

At December 31, 2018, the fair value of non-current accounts receivable amounted to S/1,060 million (S/835 million at December 31, 2017), which was calculated under the discounted cash flows method, using rates of 7.33% (6.33% at December 31, 2017).

Unbilled receivables are documents related to estimates for services rendered that were not billed by the Engineering and Construction segment related to estimates of the completion advance percentage. Until such revenues are billed, they are recorded in the unbilled receivables account. As of December 31, 2018, the carrying value of non-current unbilled receivables is similar to their fair value, as they were recorded using the discounted cash flow method, using a rate of 1.71%.

Rights for concessions in progress correspond to future collection rights for public service concessions that are still in the pre-operational stage.

At December 31, 2018, current and non-current unbilled receivables mainly from the following subsidiaries are as follows:

Unbilled receivables	2017	2018
GyM S.A.	581,946	14,455
GyM Ferrovias	354,763	558,179
Concar S.A.	52,508	38,770
Survial S.A.	30,647	19,138
GMI S.A.	19,699	26,622
Norvial S.A.	7,057	2,885
Cam Holding SPA	85,366	—
Others	25,201	3,972

	1,157,187	664,021

Aging of trade accounts receivable is as follows:

	2017	2018
Current	2,157,656	1,866,913
Past due up to 30 days	118,158	37,750
Past due from 31 days up to 180 days	141,120	25,854
Past due from 181 days up to 360 days	1,962	17,660
Past due over 360 days	17,712	92,361

	2,436,608	2,040,538

The Group has recognized impairment amounting to S/3.1 million (S/0.7 million in 2017 and S/3.1 in 2016) in the consolidated statement of income (Note 27). The maximum exposure to credit risk at the reporting date is the carrying amount of the accounts receivable and unbilled work in progress (Note 12).

12	WORK IN PROGRESS, NET

At December 31 this account comprises:

	2017		2018
	Current	Non-current	Current	Non-current
Unbilled receivable concessions in progress	—	28,413	—	32,212
Work in Progress	61,804	—	28,538	—

	61,804	28,413	28,538	32,212

Concession rights in progress correspond to future collection rights for public service in Concesionaria Via Expresa Sur S.A. that is in the pre-operational stage and has been suspended until July 2019 (Note 6-b).

Work in progress include all expenses incurred by the Group comprising future activities to be carried out under construction contracts currently effective. The Group estimates that all incurred cost will be billed and collected.

At December 31, 2018 and 2017 work in progress that remained to be billed are shown net of any advances received from customers for S/13.5 million and S/15.3 million, respectively, under the terms and conditions set forth in each specific agreement. These advances are mostly related to subsidiary GyM S.A.

13	TRANSACTIONS WITH RELATED PARTIES AND JOINT OPERATORS

a)	Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

	2016	2017	2018
Revenue from sales of goods and services:
- Associates	—	3,367	1,704
- Joint operations	36,901	18,138	56,560

	36,901	21,505	58,264

Purchase of goods and services:
- Associates	739	2,776	2,130
- Joint operations	3,228	14,191	601

	3,967	16,967	2,731

Inter-company transactions are based on prevailing price lists and terms and conditions that would be agreed with third parties.

b)	Key management compensation

Key management includes directors (executive and non-executive), members of the Executive Committee and Internal Audit Management. The compensation paid or payable to key management in 2018 amounted to S/58 million (S/90.5 million in 2017, which includes S/25.6 million to discontinued operations, S/106.9 million in 2016, which includes S/82 million to discontinued operations) and only relates to short-term benefits.

c)	Balances at the end of the year were:

	At December 31,		At December 31,
	2017		2018
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	8,964	—	9,122	—
Consorcio Peruano de Conservacion	7,417	—	6,417	—
Consorcio Italo Peruano	14,536	18,849	3,322	4,996
Consorcio Constructor Chavimochic	1,959	5,817	2,138	6,199
Consorcio GyM Conciviles	43,435	—	1,855	—
Consorcio La Gloria	1,688	1,358	1,369	1,006
Consorcio Ermitaño	1,067	6	781	624
Terminales del Perú	3,290	—	459	—
Consorcio TNT Vial y Vives - DSD Chile Ltda	—	—	—	11,804
Consorcio Rio Mantaro	1,134	763	—	6,655
Consorcio Vial Quinua	—	2,162	—	1,970
Consorcio Huacho Pativilca	—	2,377	—	475
Consorcio Vial Sierra	2,355	1,854	—	—
Consorcio para la Atencion y Mantenimiento de Ductos	—	12,074	—	—
Other minors	12,221	7,045	9,215	11,323

	98,066	52,305	34,678	45,052

	At December 31,		At December 31,
	2017		2018
	Receivable	Payable	Receivable	Payable
Other related parties
Ferrovias Argentina	—	2,684	—	10,242
Peru Piping Spools S.A.C.	279	185	225	—
Gasoducto Sur Peruano S.A	2,407	—	—	—
Other minors	—	—	—	647

Current portion	100,752	55,174	34,903	55,941

Non-current portion:
Gasoducto Sur Peruano S.A	773,930	—	773,927	—
Ferrovias Participaciones	—	21,648	—	21,849
Other minors	—	4,306	4,299	—

Non-current	773,930	25,954	778,226	21,849

Receivables and payables are mainly of short-term and do not have specific guarantees, except for the receivable account from GSP. Accounts receivable from related parties have maturity periods of 60 days and arise from sales of goods and services. These short-term balances are non-interest-bearing. As of December 31, 2018, an impairment was recognized for S/31 million in the financial statements of Consorcio GyM Conciviles (S/18 million as of December 31, 2017).

The non-current balance corresponds to the obligations arising from the early termination of the GSP project (Note 16 a-i). As of December 31, 2018, the book value of the non-current account receivables recorded by the Group totaling S/773.9 million (S/524.9 million in the Company and S/249 in GyM S.A.). The amount of S/524.9 million is similar to its fair value as it was recorded using the discounted cash flow method, at an annual rate of 3.46% that originated a discount value of S/17.8 million (equivalent to S/8.1 million in 2017) (Note 28).

Additionally, as a consequence of the early termination of the GSP, and the related facts, the subsidiary GyM S.A. reclassified as of December 31, 2017, the balances of the Consorcio Constructor Ductos del Sur to which adjustments for impairment had previously been applied (Note 5.1-f) and which, up to 2016, was included in the consolidation under the proportional share method. The value of accounts receivable from CCDS corresponds mainly to collection rights to GSP for S/249 million.

Accounts payable to related parties have maturity periods of 60 days and arise from engineering, construction, maintenance, and other services received. These balances are not interest-bearing due to their short-term maturities.

Transactions with non-controlling interest are disclosed in Note 36.

14	OTHER ACCOUNTS RECEIVABLE

At December 31 this account comprises:

	2017		2018
	Current	Non-current	Current	Non-current
Advances to suppliers (a)	149,464	255,181	81,719	64,817
Income tax on-account payments (b)	125,176	2,607	91,353	—
VAT credit (c)	81,732	30,680	79,076	26,162
Guarantee deposits (d)	113,429	—	167,769	12,241
Claims to third parties (e )	109,491	11,808	62,163	—
Petroleos del Peru S.A.- Petroperu S.A.	3,619	53,918	11,953	63,797
Taxes receivable	66,083	33,428	20,246	25,644
Restricted funds (f)	61,993	44,770	39,394	28,578
Rental and sale of equipment	27,970	—	34,768	—
Accounts receivable from personnel	8,868	—	3,479	—
Consorcio Constructor Ductos del Sur (g)	—	29,264	—	52,114
Consorcio Panorama	—	—	5,306	21,826
Other minors	19,018	9,196	16,059	7,778

	766,843	470,852	613,285	302,957
(-) Impairment	(1,398)	—	(24,834)	—

	765,445	470,852	588,451	302,957

Other non-current accounts receivable have maturities between two and five years.

The fair value of the short-term receivables approximates their carrying amount due to their short-term maturities. The non-current portion mainly comprises non-financial assets such as advances to suppliers and fiscal credits.

The maximum exposure to credit risk at the reporting date is the carrying amounts of each class of above-mentioned other receivables. The Group does not demand guarantees.

The following paragraph contains a description of major accounts receivable:

(a)	Advances to suppliers

The balance mainly comprises advances to:

	2017		2018
	Current	Non-current	Current	Non-current
Alsthom Transporte - Linea 1	9,985	223,387	1,578	64,817
Electromechanical works Refineria Talara	29,814	—	4,582	—
Infrastructure Linea Amarilla	40,669	—	5,545	—
Bombardier - Linea 1	—	29,142	—	—
Advances - joint operations vendors	—	—	21,647	—
Other	68,996	2,652	48,367	—

	149,464	255,181	81,719	64,817

(b)	Income tax on-account payments

This balance mainly consists of income tax payments and credits in the following subsidiaries:

	2017		2018
	Current	Non-current	Current	Non-current
GyM S.A.	84,923	—	55,377	—
GMI S.A.	542	—	3,877	—
GMP S.A.	19,318	—	8,511	—
CONCAR S.A.	4,565	—	8,563	—
VIVA GyM S.A.	6,121	—	8,114	—
Graña y Montero S.A.A.	—	—	6,463	—
GyM Ferrovías S.A.	3,606	—	—	—
Others	6,101	2,607	448	—

	125,176	2,607	91,353	—

(c)	Tax credit related to VAT on the following subsidiaries:

	2017		2018
	Current	Non-current	Current	Non-current
GyM S.A.	50,326	530	38,653	530
VIVA GyM S.A.	10,894	9,983	511	6,744
GyM Ferrovías S.A.	8,653	—	25,453	—
Negocios del gas S.A.	—	8,411	—	8,411
Concesionaria Vesur S.A.	—	5,319	1,015	5,059
Graña y Montero S.A.A.	1,571	—	9,821	—
GMP S.A.	3,992	—	456	—
CONCAR S.A.	1,551	—	2,382	—
NORVIAL S.A.	—	3,209	—	1,997
Others	4,745	3,228	785	3,421

	81,732	30,680	79,076	26,162

Management considers that this VAT-fiscal credit will be recovered in the normal course of future operations of these subsidiaries.

(d)	Guarantee deposits

Guarantee deposits are the funds retained by customers for work contracts assumed basically by the subsidiary GyM S.A. These deposits are retained by the customers to secure the Subsidiary’s compliance with its obligations under the contracts. The amounts retained will be recovered once the contracted work is completed.

(e)	Third-Party Claims

Includes mainly an amount of S/27.2 million related to the claim from the resolution of the Sale and Purchase Contract for the Development of the Large Scale Real Estate Project for Social Housing Construction “Ciudad Alameda de Ancon” subscribed by the subsidiary Viva GyM together with the Ministry of Housing, and Fondo Mi Vivienda.

This Sale and Purchase Contract was rightfully terminated due to the impossibility of executing its terms and conditions since it became impossible to install proper potable water and sewerage services for the housing units that were to be developed within the term limit established in the Contract. As a consequence, and in accordance with the provisions of Civil Code 1372, the parties are obliged to fully reimburse the executed benefits to date, which results in the reimbursement of S/22 million by the Ministry of Housing and S/5.2 million by the Fondo Mi Vivienda to Viva GyM.

(f)	Restricted Funds

Includes guarantee accounts for the credit agreement subscribed between the Company and Credit Suisse AG amounting to S/28 million, as reserve for the payment of interest; and S/11 million from Viva GyM S.A. for bank guarantee.

(g)	Consorcio Constructor Ductos del Sur

In 2018, it refers to the recognition of debts to subcontractors for S/21.6 million and rights for the collection of a penalty for termination of the contract for S/30.6 million.

15	INVENTORIES

At December 31 this account comprises:

	2017	2018
Land	317,337	230,689
Work in progress - real estate	150,537	135,376
Finished properties	203,209	76,027
Construction materials	51,131	27,852
Merchandise and supplies	90,504	53,310

	812,718	523,254
(-) Impairment of inventories	(42,007)	(9,207)

	770,711	514,047

Land

Land comprises properties, net of impairment, for the implementation of projects of the subsidiary Viva GyM. As of December 2018, the impairment provision amounts to S/9.2 million (nil at 2017):

	2017	2018
Lurin (a)	103,574	72,080
San Isidro (b)	58,441	49,664
San Miguel (c)	44,126	28,811
Nuevo Chimbote (d)	17,201	17,262
Barranco (e)	11,413	13,585
Huancayo (f)	13,572	8,282
Ancon (g)	37,823	—
Canta Callao	12,978	—
Piura	—	8,105
Carabayllo II	—	14,941
Others	18,209	8,752

	317,337	221,482

(a)	Plot of land of 318 hectares located in the district of Lurin, province of Lima, for industrial development and public housing.
(b)	A plot of land in the district of San Isidro in which a 15-story building will be built with 24 apartments and 124 parking spaces.
(c)	Land located in San Miguel of 1 hectare for the development of a multi-family housing project of 248 apartments and 185 parking lots.
(d)	Land located in Chimbote, 11.5 hectares, for the development of a social housing project
(e)	Land located in Paul Harris St. N°332 and N°336 in Barranco district, for the development of a residential building project.
(f)	Land located in Huancayo, 8.5 hectares for the development of a land sale project.
(g)	In Ancon, a large scale housing-project was terminated and the subsidiary Viva GyM reclassified to accounts receivable from Ministry of Housing.

Land properties correspond to assets maintained since 2015, for which construction has not yet begun. Variance in these balances over 2018 is mainly due to engineering, license paperwork, and other smaller costs. Construction in these land properties is expected to begin in late 2019 and the second half of 2020.

Real estate - work in progress

At December 31, real state work in progress comprises the following projects:

	2017	2018
Los Parques de Comas	70,647	69,743
Los Parques del Callao	53,441	46,697
Villa El Salvador 2	2,141	—
Others	24,308	18,936

	150,537	135,376

During 2018 the Group has capitalized financing costs of these construction projects (Note 2.20) amounting to S/7.9 million at annual interest rates between 7.0% and 12.0% (S/5.9 million in 2017 at interest rates between 7.0% and 11.22%).

Finished properties

At December 31, the balance of finished properties consists of the following investment properties:

	2017	2018
El Rancho	82,796	19,314
Panorama	18,481	—
Los Parques de San Martín de Porres	16,687	4,029
Los Parques de Callao	486	389
Rivera Navarrete	7,870	4,053
Los Parques de Carabayllo 2da etapa	3,134	942
Los Parques de Comas	16,058	18,785
Los Parques de Villa El Salvador II	9,313	4,277
Klimt	44,103	5,911
Real 2	3,877	556
Huancayo	—	15,546
Others	404	2,225

	203,209	76,027

Construction materials

At December 31, 2018, construction materials correspond mainly to different projects of the subsidiary GyM S.A. for S/27.8 million (Stracon GyM S.A., Morelco S.A., and GyM S.A. for S/50 million at December 31, 2017).

16	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

At December 31 this account comprises:

	2017	2018
Associates	250,053	250,282
Joint ventures	18,618	7,483

	268,671	257,765

The amounts recognized in the income statement are as follows:

	2017	2018
Associates	(5,566)	(5,308)
Joint ventures	6,039	1,599

	473	(3,709)

a)	Investment in associates

Set out in the table below are the associates of the Group at December 31, 2017, and 2018. The associates listed below have share capital solely consisting of common shares, which are held directly by the Group. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2017	2018	2017	2018
		%	%
Gasoducto Sur Peruano S.A.	Common	21.49	21.49	218,276	218,276
Concesionaria Chavimochic S.A.C.	Common	26.50	26.50	22,091	20,524
Betchel Vial y Vives Servicios Complementarios Ltda.	Common	40.00	40.00	102	94
Others				9,584	11,388

				250,053	250,282

The most significant associates are described as follows:

i)	Gasoducto Sur Peruano S.A.

In November 2015, the group acquired a 20% interest in Gasoducto Sur Peruano (hereafter “GSP”) and obtained a 29% interest in Consorcio Constructor Ductos del Sur (CCDS) through its subsidiary GyM S.A. GSP signed on July 22, 2014, a concession contract with the Peruvian Government (Grantor) to build, operate and maintain the pipelines transportation system of natural gas to meet the demand of cities in the Peruvian southern region. Additionally, GSP signed an engineering, procurement, and construction (EPC) contract with CCDS. The Group made an investment of US$242.5 million (S/819 million) and was required to assume 20% of the performance guarantee established in the concession contract for US$262.5 million (equivalent to S/887 million) and 21.49% of the guarantee for a bridge loan obtained by GSP of US$600 million (equivalent to S/2,027 million).

Early termination of the Concession Agreement

On January 24, 2017 the Ministry of Energy and Mining (MEM) notified the early termination of the Concession Contract based on the provisions of clause 6.7 of the concession agreement “Improvements to the country’s energy security and development of the South Peru Gas Pipeline”, as GSP failed to certify the financial closing within the established contractual deadline and proceeded to the immediate execution of the performance guarantee. This situation generated the execution of the collaterals offered by the Group for US$52.5 million (S/177.4 million nominal value) and US$129 million (S/435.9 million nominal value) for the corporate guarantee of the bridge loan granted to GSP. Under the concession agreement, guarantees were paid on behalf of GSP, therefore the Company recognized a right to collect of US$181.5 million (S/613.3 million nominal value) and it was recorded in 2016 as accounts receivable from related parties. (Note 13)

On October 11, 2017, the delivery of the assets of GSP was formalized by agreement with MEM. As stated in the agreement, in December 2017, GSP substantially finalized the process of delivery of the concession’s assets to the administrator designated by the MEM for its custody and conservation. The assets include all the works, equipment and facilities provided for the execution of the project, as well as the engineering studies that were prepared by the concessionaire.

After the termination of the contract, the Peruvian Government had the obligation to apply Clause 20 of the contract, having to appoint a recognized international audit firm to calculate the Net Book Value (“VCN” for its Spanish definition “Valor Contable Neto”) of the concession assets and the subsequent call for up to three public auctions, being the base amount for the first of them 100% of the VCN, guaranteeing in any case that after the third auction, in case the concession has not been awarded, the payment to GSP would be at least 72.25% of the VCN. Having elapsed more than a year since the termination of the contract, the Peruvian Government has not taken any action to calculate the VCN or call for auctions. In the opinion of the external and internal legal advisors, since the previous procedure had not been completed within the established deadlines, the Peruvian Government would be obliged to pay GSP 100% of the VCN. Regarding the amount of the VCN, there is a previous calculation commissioned by GSP and reviewed by an independent audit firm as of December 31, 2016, determining a VCN of US$2,602 million.

As of December 4, 2017, GSP entered into a bankruptcy proceeding that will be carried out by the National Institute for the Defense of Competition and Intellectual Protection of Peru (hereinafter, INDECOPI). The Group registered a claim for accounts receivable for US$0.4 million (S/1.4 million) and the fiduciary as administrator of the accounts receivable for US$169.3 million (S/572.1 million). The process is in the debt recognition stage to determine the Creditors’ Meeting.

The fair value of the investment in GSP is based on the amount of the VCN, taking into consideration the payments anticipated in the insolvency proceedings, the subordination contracts and the loan cession agreements between the Group and GSP partners. Based on management’s estimate of such payments, an impairment of the investment was determined for US$175.5 million (S/593.0 million). In addition, according to the conclusions of internal and external legal advisors, international arbitration will be required to receive the payment from the Government. The estimated time frame for international arbitration is five years. Therefore, management has applied a discount in 2016 to the long-term account receivable from GSP of US$22.8 million (S/77 million). These two effects amounted US$199.3 million (S/670 million) before taxes recorded in the income statement for the year ended December 31, 2016.

In addition, on December 31, 2016, the Group evaluated the impairment of the assets of CCDS. As a result, a net loss before taxes of S/15.2 million was determined (Note 5.1-f).

In the opinion of our internal and external legal advisors, the obligation of the Peruvian Government to GSP equivalent to the VCN of the concession’s assets is not within the scope of the retention provided for in Law 30737 since this payment does not include a net profit margin, nor does it correspond to the sale of assets.

On December 21, 2018, Graña y Montero S.A.A. submitted to the Peruvian Government a request for direct negotiations towards the payment of the VCN in favor of GSP. This request is based on the right that any creditor has to initiate the actions that its debtor does not take in order to collect a credit that would allow it to pay its debt, by virtue of article 1219 of the Peruvian Civil Code. After the term of six months since the beginning of direct negotiations, Graña y Montero S.A.A. under the same title may demand the payment from the Peruvian Government through arbitration to the CIADI (Centro Internacional de Arreglo de Diferencias Relativas a Inversiones).

ii)	Concesionaria Chavimochic S.A.C.

The entity was awarded the implementation of the Chavimochic irrigation project, including a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the effective concession period is 25 years, and the total investment amounts US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% complete. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Not having reached an agreement, the arbitration process was initiated before the CNUDI, and the Arbitral Tribunal was installed.

Moreover, during 2018, the Grantor initiated the procedure of negotiation and commencement of the modification of the Concession Contract, in order to determine a mechanism that would allow restarting the execution of the project, without satisfactory resolution to date.

The following table shows the financial information of the principal associates:

Summarized financial information for associates –

	Gasoducto Sur Peruano S.A.	Concesionaria Chavimochic S.A.C.
	At December, 31	At December, 31
Entity	2017	2017	2018
	Liquidation Base
Current
Assets	6,813,938	73,004	66,052
Liabilities	(5,028,381)	(1,111)	(2,183)

Non-current
Assets	—	11,809	13,580
Liabilities	—	(342)	—

Net assets	1,785,557	83,360	77,449

Entity	Gasoducto Sur Peruano S.A.	Concesionaria Chavimochic S.A.C.
	2017	2017	2018
Revenues		—	—
Loss from continuing operations		(43,340)	(8,455)
Income tax	—	3,185	2,543

Loss from continuing operations after income tax	—	(40,155)	(5,912)

Other comprehensive loss	—	—	—

Total comprehensive loss	—	(40,155)	(5,912)

The movement of the investments in associates is as follows:

	2016	2017	2018
Opening balance	490,702	286,403	250,053
Contributions received	390,506	2,116	5,616
Impairment of GSP	(593,101)	—	—
Dividends received	(10,149)	(259)	—
Equity interest in results	8,304	(5,566)	(5,308)
Decrease in capital	(166)	(111)	(30)
Disposal of Investment	—	(32,223)	—
Conversion adjustment	311	42	(49)
Discontinued operations	(4)	(349)	—

Final balance	286,403	250,053	250,282

In 2017, the sale of investments referred to the purchase-sale contract subscribed by the subsidiary VIVA GyM S.A. for the total of shares (representing 22.5%) of the associate Promocion Inmobiliaria del Sur S.A. The sale price was agreed in US$25 million (equivalent to S/81 million), which was fully paid.

During 2016, cash contributions were mainly made to Gasoducto Sur Peruano S.A. and Concesionaria Chavimochic amounting to S/373.9 million and S/15.7 million, respectively.

In 2016 the Group obtained dividends mainly from Bechtel Vial y Vives and Promocion Inmobiliaria del Sur S.A. amounting to S/6.3 million and S/3.8 million, respectively.

In 2016, the Group included an impairment provision of GSP for S/593.1 million (US$176.49 million).

b)	Investment in Joint Ventures

Set out below are the joint ventures of the Group as of December 31:

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2017	2018	2017	2018
		%	%
Sistemas SEC	Common	49.00	—	10,112	—
Logistica Químicos del Sur S.A.C.	Common	50.00	50.00	7,343	7,230
G.S.J.V. SCC	Common	50.00	50.00	878	—
Constructora SK-VyV Ltda.	Common	50.00	50.00	49	34
Others		—	—	236	219

				18,618	7,483

i)	Tecgas N.V.

This entity provides operation and maintenance services for hydrocarbon pipelines and related activities, it concentrates its activities substantially in fulfilling the obligations arising from the operation and maintenance of the pipeline gas transport system related to the concession contract for Gas Concession Peru S.A.A. (TGP, its main client). In April 2017, the Company entered into a purchase-sale contract for all of its shares (representing 51%) in the investment in a joint venture with Compañia Operadora del Gas del Amazonas S.A.C. (COGA). The sale price was agreed at US$21.5 million (equivalent to S/69.8), which is fully paid.

ii)	Sistemas SEC

The company’s activities include the renovation and automation of the electrical system and signaling of railways and communications within the Santiago - Chillan - Bulnes - Caravans and Conception areas. The contract was awarded in 2005 for a period of 16 years. In December 2018, the SEC contract was transferred to Engie S.A. as part of the CAM Group investment sale (Note 37).

The following table shows the financial information of the principal joint ventures:

Summarized financial information for joint ventures

	Logistica Quimicos del Sur S.A.C.
	At December, 31
Entity	2017	2018
Current
Cash and cash equivalents	2,076	1,520
Other current assets	1,652	1,549

Total current assets	3,728	3,069

Other current liabilities	(3,104)	(3,513)

Total current liabilities	(3,104)	(3,513)

Non-current
Total non-current assets	39,327	37,349

Net assets	14,267	14,904

Revenues	10,750	11,399
Depreciation and amortization	(2,039)	(2,313)
Interest expense	(675)	(668)

Profit from continuing operations	4,988	4,698
Income tax expense	(1,614)	(1,482)

Profit from continuing operations after income tax	3,374	3,216

Other comprehensive income	—	—

Total comprehensive income	3,374	3,216

The movement of the investments in joint ventures was as follows:

	2016	2,017	2,018
Opening balance	146,303	103,356	18,618
Equity interest in results	(5,269)	6,039	1,599
Debt capitalization	8,308	—	—
Contributions received	6,889	—	—
Transfer to Adexus from acquisition of control	(35,870)	—	—
Disposal of Investment	—	(88,556)	(10,112)
Dividends received	(17,843)	(3,758)	(1,823)
Conversion adjustment	2,276	334	79
Write-off of Investment	(1,798)	—	(878)
Discontinued operations	360	1,203	—

Final balance	103,356	18,618	7,483

In 2018, 2017 and 2016 the following significant movements were carried out:

•

The Group obtained dividends in 2018 from Logistica Quimicos del Sur S.A. for S/1.8 million (from Consorcio Sistemas SEC for S/1 million and from Logistica Quimicos del Sur S.A. for S/2.8 million in 2017 and S/13.1 million and S/3.3 million from G.S.J.V. in 2016).

•

On April 24, 2017, the Company signed a purchase-sale agreement for their total capital stock (representing 51%) held in their joint venture with Compañia Operadora de Gas del Amazonas S.A.C. (COGA). The selling price was agreed at US$21.5 million (equivalent to S/69.8 million), which was fully paid.

•

In February 2016 the Group acquired 8% of additional interest by capitalizing debt for S/8.3 million. In August 2016, the Group obtained control over Adexus S.A. The balance of the investment at that date was transferred to investments in subsidiaries for S/35.9 million. From that date, the Company consolidated the financial statements of Adexus S.A. (Note 33-a).

17	PROPERTY, PLANT AND EQUIPMENT, NET

The movement in property, plant and equipment accounts and its related accumulated depreciation for the year ended December 31, 2016, 2017 and 2018 is as follows:

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement units	In-transit units	Work in progress	Total
At January 1, 2016
Cost	28,409	231,029	1,074,195	443,239	52,225	191,238	15,448	1,817	13,044	2,050,644
Accumulated depreciation and impairment	—	(41,464)	(509,510)	(222,353)	(31,048)	(134,508)	(4)	—	—	(938,887)

Net carrying amount	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757

Net initial carrying amount	28,409	189,565	564,685	220,886	21,177	56,730	15,444	1,817	13,044	1,111,757
Additions	6,238	12,126	81,378	50,574	4,423	24,870	553	19,312	13,594	213,068
Adquisition of subsidiaries - Adexus (Note 33 a)	—	13,913	—	420	1,525	26,130	—	—	—	41,988
Reclassifications	—	(281)	4,423	(1,639)	4,547	14,338	2,583	(17,349)	(6,622)	—
Transfers to inventories	2,941	—	—	—	—	—	—	—	—	2,941
Transfers to intangibles (Note 18)	—	—	—	—	—	—	—	—	(1,257)	(1,257)
Deduction for sale of assets	(5,256)	(14,333)	(60,374)	(48,521)	(1,724)	(5,766)	—	—	—	(135,974)
Disposals, net	—	(1,232)	(15,149)	(1,354)	(1,579)	(4,364)	(661)	(2)	—	(24,341)
Depreciation charge	—	(14,842)	(104,638)	(48,041)	(7,548)	(28,127)	(5)	—	—	(203,201)
Impairment loss	—	(73)	(5,190)	(317)	(3,301)	(382)	—	—	—	(9,263)
Depreciation for sale deductions	—	8,113	48,266	29,536	1,026	1,907	—	—	—	88,848
Disposals - accumulated depreciation	—	2,010	14,165	1,353	1,449	2,809	—	—	—	21,786
Translations adjustments	282	130	5,987	922	176	(344)	—	—	94	7,247

Net final carrying amount	32,614	195,096	533,553	203,819	20,171	87,801	17,914	3,778	18,853	1,113,599

At December 31, 2016
Cost	32,614	241,352	1,090,460	443,641	59,593	246,102	17,923	3,778	18,853	2,154,316
Accumulated depreciation and impairment	—	(46,256)	(556,907)	(239,822)	(39,422)	(158,301)	(9)	—	—	(1,040,717)

Net carrying amount	32,614	195,096	533,553	203,819	20,171	87,801	17,914	3,778	18,853	1,113,599

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement units	In-transit units	Work in progress	Total
At January 1, 2017
Cost	32,614	241,352	1,090,460	443,641	59,593	246,102	17,923	3,778	18,853	2,154,316
Accumulated depreciation and impairment	—	(46,256)	(556,907)	(239,822)	(39,422)	(158,301)	(9)	—	—	(1,040,717)

Net carrying amount	32,614	195,096	533,553	203,819	20,171	87,801	17,914	3,778	18,853	1,113,599

Net initial carrying amount	32,614	195,096	533,553	203,819	20,171	87,801	17,914	3,778	18,853	1,113,599
Additions	157	2,724	48,207	36,594	11,607	36,179	925	22,877	13,178	172,448
Deconsolidation, net	(3,713)	(26,109)	—	(1,527)	(2,153)	(46,032)	—	(3,903)	(4)	(83,441)
Reclassifications, net	—	1,969	12,459	2,888	609	6,579	4,076	(21,600)	(6,980)	—
Transfers to intangibles (Note 18)	—	—	2,119	724	—	—	—	(964)	(2,048)	(169)
Deduction for sale of assets	(5,616)	(51,736)	(149,202)	(92,079)	(4,200)	(5,270)	—	—	—	(308,103)
Disposals, net	—	(245)	(4,032)	(7,507)	(422)	(9,413)	—	(230)	(3,606)	(25,455)
Depreciation charge	—	(12,469)	(100,976)	(45,457)	(11,654)	(26,928)	—	—	—	(197,484)
Impairment loss	—	—	(14,328)	—	—	—	—	—	(352)	(14,680)
Depreciation for sale deductions	—	3,579	115,864	84,145	1,049	3,128	—	—	—	207,765
Translations adjustments	236	152	606	(350)	(23)	980	—	—	(346)	1,255

Net final carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,915	(42)	18,695	865,735

At December 31, 2017
Cost	23,678	157,949	998,207	380,724	62,435	180,409	22,924	(42)	19,047	1,845,331
Accumulated depreciation and impairment	—	(44,988)	(553,937)	(199,474)	(47,451)	(133,385)	(9)	—	(352)	(979,596)

Net carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,915	(42)	18,695	865,735

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement units	In-transit units	Work in progress	Total
At January 1, 2018
Cost	23,678	157,949	998,207	380,724	62,435	180,409	22,924	(42)	19,047	1,845,331
Accumulated depreciation and impairment	—	(44,988)	(553,937)	(199,474)	(47,451)	(133,385)	(9)	—	(352)	(979,596)

Net carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,915	(42)	18,695	865,735

Net initial carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,915	(42)	18,695	865,735
Additions	—	13,216	11,318	9,377	2,145	14,122	—	5,577	27,431	83,186
Deconsolidation, net	(3,183)	(33,989)	(108,993)	(110,859)	(1,539)	(32,878)	—	—	(715)	(292,156)
Reclassifications	—	17,129	16,626	(1,415)	(1,430)	75	(5,257)	(5,320)	(20,408)	—
Deduction for sale of assets	—	(3,527)	(55,567)	(32,399)	(2,164)	(2,200)	(124)	—	—	(95,981)
Disposals, net	—	(9,723)	(2,607)	(1,418)	(292)	(461)	—	—	(118)	(14,619)
Depreciation charge	—	(14,257)	(67,430)	(19,391)	(3,954)	(18,068)	—	—	—	(123,100)
Impairment loss	—	—	(5,664)	—	—	—	—	—	—	(5,664)
Depreciation for sale deductions	—	1,189	37,452	14,868	1,813	1,702	—	—	—	57,024
Translations adjustments	(286)	3,383	(3,310)	(788)	(134)	(2,415)	—	—	(321)	(3,871)

Net final carrying amount	20,209	86,382	266,095	39,225	9,429	6,901	17,534	215	24,564	470,554

At December 31, 2018
Cost	20,209	112,548	694,284	83,345	57,222	106,068	17,543	215	24,916	1,116,350
Accumulated depreciation and impairment	—	(26,166)	(428,189)	(44,120)	(47,793)	(99,167)	(9)	—	(352)	(645,796)

Net carrying amount	20,209	86,382	266,095	39,225	9,429	6,901	17,534	215	24,564	470,554

In 2016, 2017 and 2018, additions to cost correspond to acquisitions of fixed assets made under financial leases or direct purchases.

The balance of work in progress as of December 31, 2018, is related to investments made by the subsidiary GMP S.A. for S/17.3 million (S/11.0 million as of December 31, 2017, and S/19.0 million as of December 31, 2016) for drilling activities to increase the exploitation of oil and gas. Additionally, the balance includes the construction works of the Larcomar Hotel Project for S/15.8 million (S/15.6 million in 2017 and S/14.4 million in 2016).

In 2018 the sale of fixed assets amounted to S/31.9 million (S/127.2 million in 2017 and S/70.5 million in 2016), generating a loss of S/7.1 million (gain of S/26.9 million in 2017 and gain of S/18.41 million in 2016), which is shown in the statement of income under the caption “other income and expenses, net” (Note 29). The difference of income from the sale of fixed assets and the gain generated are presented under the caption “income from construction activities” and in “gross profit”, respectively.

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

Depreciation of property, plant and equipment and investment property is distributed in the income statement as follows:

	2016	2017	2018
Cost of services and goods	111,404	103,566	81,199
Administrative expenses	7,428	5,776	5,135
(+) Depreciation discontinued operations	86,690	90,452	39,085

Total depreciation related to property, plant and equipment and investment property	205,522	199,794	125,419
(-) Depreciation related to investment property	(2,321)	(2,310)	(2,319)

Total depreciation of property, plant and equipment	203,201	197,484	123,100

At 31 December 2018, the Group had fully depreciated assets in use of S/424 million (S/154 million in 2017 and S/151.6 million in 2016).

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease contracts is broken down as follows:

			At December 31,
	2016	2017	2018
Cost of acquisition	800,927	650,301	589,269
Accumulated depreciation	(386,411)	(351,447)	(329,613)

Net carrying amount	414,516	298,854	259,656

Other financial liabilities are secured by property, plant and equipment for S/321.1 million (S/368.1 million in 2017 and S/617.9 million in 2016).

Operating lease commitments:

In connection with the lease agreement for the sale of the corporate building located in Miraflores mentioned on the previous page, the Company has outstanding commitments for non-cancellable operating leases, with the following maturities:

	2017	2018
Up to 1 year	8,526	8,933
Within 2 to 5 years	35,161	47,397
Over 5 years	46,451	30,532

	90,138	86,862

18	INTANGIBLE ASSETS

The movement in intangible assets and the related accumulated amortization as of December 31, 2016, 2017 and 2018 is as follows:

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Software and development costs	Costs of development of wells	Development costs	Land use rights	Other assets	Total
At January 1, 2016
Cost	192,227	96,751	716,125	82,134	42,761	326,723	3,623	13,288	15,425	1,489,057
Accumulated amortization and impairment	(21,995)	(217)	(298,232)	(57,940)	(32,543)	(192,460)	(3,623)	—	(3,761)	(610,771)

Net carrying amount	170,232	96,534	417,893	24,194	10,218	134,263	—	13,288	11,664	878,286

Net initial carrying amount	170,232	96,534	417,893	24,194	10,218	134,263	—	13,288	11,664	878,286
Additions	—	—	118,222	—	16,477	17,772	—	—	19,255	171,726
Acquisition of subsidiary – Adexus (Note 33 a)	930	9,088	6,090	12,822	—	—	—	—	4,203	33,133
Transfers from assets under construction (Note 17)	—	—	—	—	—	—	—	—	1,257	1,257
Reclasifications	—	—	5,258	—	345	—	—	—	(5,603)	—
Disposals – net cost	—	—	(1,395)	—	—	(2,395)	—	—	—	(3,790)
Amortization	—	—	(28,206)	(4,376)	(8,043)	(40,918)	—	—	(1,200)	(82,743)
Impairment loss	(38,680)	(15,628)	—	—	—	—	—	—	—	(54,308)
Translations adjustments	12,038	3,672	(102)	171	1,024	—	—	—	(78)	16,725

Net final carrying amount	144,520	93,666	517,760	32,811	20,021	108,722	—	13,288	29,498	960,286

At December 31, 2016
Cost	205,195	109,511	844,213	95,127	60,607	342,100	3,623	13,288	34,294	1,707,958
Accumulated amortization and impairment	(60,675)	(15,845)	(326,453)	(62,316)	(40,586)	(233,378)	(3,623)	—	(4,796)	(747,672)

Net carrying amount	144,520	93,666	517,760	32,811	20,021	108,722	—	13,288	29,498	960,286

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Software and development costs	Costs of development of wells	Development costs	Land use rights	Other assets	Total
At January 1, 2017
Cost	205,195	109,511	844,213	95,127	60,607	342,100	3,623	13,288	34,294	1,707,958
Accumulated amortization and impairment	(60,675)	(15,845)	(326,453)	(62,316)	(40,586)	(233,378)	(3,623)	—	(4,796)	(747,672)

Net cost	144,520	93,666	517,760	32,811	20,021	108,722	—	13,288	29,498	960,286

Net initial cost	144,520	93,666	517,760	32,811	20,021	108,722	—	13,288	29,498	960,286
Additions	—	—	38,156	5,274	3,330	49,698	—	—	20,832	117,290
Capitalization of interest	—	—	26,015	—	—	—	—	—	—	26,015
Deconsolidation, net	(3,524)	—	(17,354)	—	(21)	—	—	—	(2,767)	(23,666)
Transfers from assets under construction (Note 17)	—	—	(11,217)	—	2,761	5,008	—	—	3,617	169
Derecognition - cost	—	—	(537)	—	(1,572)	—	—	—	(355)	(2,464)
Amortization	—	—	(24,609)	(4,189)	(8,091)	(46,695)	—	—	(2,973)	(86,557)
Impairment	(20,068)	(29,541)	—	—	—	—	—	—	—	(49,609)
Translations adjustments	(4,124)	975	13	369	1,196	—	—	—	177	(1,394)

Net final cost	116,804	65,100	528,227	34,265	17,624	116,733	—	13,288	48,029	940,070

At December 31, 2017
Cost	197,547	110,486	841,229	98,607	59,913	396,806	3,623	13,288	55,701	1,777,200
Accumulated amortization and impairment	(80,743)	(45,386)	(313,002)	(64,342)	(42,289)	(280,073)	(3,623)	—	(7,672)	(837,130)

Net cost	116,804	65,100	528,227	34,265	17,624	116,733	—	13,288	48,029	940,070

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Software and development costs	Costs of development of wells	Development costs	Land use rights	Other assets	Total
At January 1, 2018
Cost	197,547	110,486	841,229	98,607	59,913	396,806	3,623	13,288	55,701	1,777,200
Accumulated amortization and impairment	(80,743)	(45,386)	(313,002)	(64,342)	(42,289)	(280,073)	(3,623)	—	(7,672)	(837,130)

Net cost	116,804	65,100	528,227	34,265	17,624	116,733	—	13,288	48,029	940,070

Net initial cost	116,804	65,100	528,227	34,265	17,624	116,733	—	13,288	48,029	940,070
Additions	—	—	23,803	—	3,267	68,544	—	—	5,067	100,681
Capitalization of interest expenses	—	—	3,361	—	—	—	—	—	—	3,361
Desconsolidation, net	(20,086)	(8,358)	(22,758)	(8,909)	(10,153)	—	—	—	(1,863)	(72,127)
Transfers from assets under construction (Note 17)	—	—	—	—	199	—	—	—	(199)	—
Derecognition - cost	—	—	(16)	—	(1,941)	(4,126)	—	—	—	(6,083)
Amortization	—	—	(50,776)	(7,996)	(5,834)	(41,930)	—	—	(5,536)	(112,072)
Translations adjustments	(3,430)	(4,301)	199	(303)	830	—	—	—	270	(6,735)

Net final cost	93,288	52,441	482,040	17,057	3,992	139,221	—	13,288	45,768	847,095

At December 31, 2018
Cost	174,031	97,097	836,254	85,482	16,177	461,224	3,623	13,288	54,644	1,741,820
Accumulated amortization and impairment	(80,743)	(44,656)	(354,214)	(68,425)	(12,185)	(322,003)	(3,623)	—	(8,876)	(894,725)

Net cost	93,288	52,441	482,040	17,057	3,992	139,221	—	13,288	45,768	847,095

a)	Goodwill

Management reviews the results of its businesses on the basis of the type of economic activity carried on. At December 31, the goodwill of the cash-generating units (CGUs) is distributed as follows:

	2016	2017	2018
Engineering and construction	98,587	75,051	71,621
Electromechanical	20,737	20,737	20,737
Mining and construction services	13,366	13,366	—
IT equipment and services	5,102	930	930
Telecommunications services	6,728	6,720	—

	144,520	116,804	93,288

As a result of management’s annual impairment tests on goodwill, the recoverable amount of cash-generating units was determined on the basis of the greater their value in use and fair value less disposal costs. The value in use was determined on the basis of expected future cash flows generated by the evaluation of CGUs.

As a result of these assessments, an impairment was identified in 2016 and 2017 in two CGU’s, Vial y Vives-DSD, and Morelco S.A. and was accounted for as of December 31st, 2016 and 2017, respectively. The impairment loss was generated due to the decrease in the expected cash flows, as a result of the reduction of the contracts linked to the backlog. The amount of the impairment impacted the goodwill for S/20.1 million in 2017 (S/38.7 million in 2016). No impairment was identified during 2018.

The main assumptions used by the Group to determine fair value less disposal costs and value in use are as follows:

	Engineering and construction	Electro- mechanical	IT equipment and services	Telecommu- nication services
	%	%	%	%
2016
Gross margin	9.50% - 12.99%	11.10%	15.00% - 23.19%	11.75%
Terminal growth rate	3.00% - 4.00%	2.00%	2.00% - 3.00%	3.00%
Discount rate	9.66% - 12.72%	11.01%	21.74%	10.02%
2017
Gross margin	9.50%	8.00%	20.83%	4.26%
Terminal growth rate	3.00%	2.00%	2.90%	3.00%
Discount rate	11.18%	11.48%	10.17%	4.02%
2018
Gross margin	12.67%	7.63%	20.00%	—
Terminal growth rate	3.00%	2.00%	2.90%	—
Discount rate	12.55%	11.44%	15.39%	—

These assumptions have been used for the analysis of each CGUs for a period of 5 years.

Management determines budgeted gross margins based on past results and market development expectations. Average growth rates are consistent with those prevailing in the industry. The discount rates used are pre-tax or post-tax, as applicable, and reflect the specific risks associated with the CGUs evaluated.

b)	Trademarks

This item mainly includes the brands acquired in the business combination processes with Vial y Vives S.A.C. (S/75.4 million) in August 2013, Morelco S.A.S. (S/33.33 million) in December 2014 and Adexus S.A. (S/9.1 million) in August 2016. Management determined that the brands from Vial y Vives, Morelco and Adexus have indefinite useful lives; consequently, annual impairment tests are performed on these intangible assets as explained in paragraph a) above.

As a result of these evaluations, as of December 31, 2017, and 2016, the Vial y Vives - DSD brand partially deteriorated, the amount of the impairment was S/29.5 million and S/15.6 million respectively. It was not necessary to evaluate the impairment of goodwill in Stracon GyM S.A. because in March 2018 the Company sold its interest (87.59%) for a total of US$76.8 million (equivalent to S/248.8 million), generating a profit of S/41.9 million.

The main assumptions used by the Group to determine fair value less cost of sales are as follows:

	Engineering and construction		IT Equipment Services
	Morelco	Vial yVives- DSD	Adexus
	%	%	%
2016
Average revenue growth rate	14.39%	24.53%	12.60%
Terminal growth rate	3.00%	4.00%	3.00%
Discount rate	11.85%	9.87%	16.05%
2017
Average revenue growth rate	9.60%	25.00%	9.19%
Terminal growth rate	3.00%	4.00%	3.00%
Discount rate	11.18%	14.80%	16.63%
2018
Average revenue growth rate	12.25%	19.58%	17.93%
Terminal growth rate	3.00%	3.00%	2.90%
Discount rate	12.55%	14.00%	12.40%

c)	Concessions

The intangibles of Norvial S.A. as of December 31, 2018, mainly comprise: i) the EPC Contract for S/70 million (S/78 million as of December 31, 2017), ii) the construction of the second section of the “Ancon-Huacho-Pativilca” highway and the cost of capitalized indebtedness at effective interest rates between 7.14% and 8.72% for S/19 million and S/3 million, respectively (S/331 million and S/26 million, respectively as of December 31, 2017 at interest rates between 7.14% and 8.72%), iii) road improvement for S/20 million (S/17 million as of December 31, 2017), iv) Implementation for road safety for S/4 million (S/4 million as of December 31, 2017), v) capitalization of the work of the second roadway for S/310 million (there was no movement as of December 31, 2017), (vi) disbursements for land adquisition for S/5 million (S/5 million as of December 31, 2017), (vii) Other intangible assets contracted for the delivery process of the S/5 million Concession (S/4 million as of December 31, 2017). During 2018 debt costs of S/3 million have been capitalized (S/26 million in 2017). See Note 2.20.

d)	Cost of well’s development

Through one of its subsidiaries, GMP S.A., the Group operates and extracts oil from two fields (Lot I and Lot V) located in the province of Talara, in northern Peru. Both fields are operated under long-term service contracts in which the Group provides hydrocarbon extraction services to Perupetro.

On December 10, 2014, the Peruvian State granted the subsidiary GMP S.A. the right to exploit for 30 years the oil lots III and IV (owned by the Peruvian State - Perupetro) located in the Talara basin, Piura, of 230 and 330 wells, respectively. The total expected investment in both lots amounts to US$350 million; operations began in April 2015.

As part of the Group’s obligations under the service contracts, it is necessary to incur certain costs to prepare the wells located in Lots I, III, IV and V. These costs are capitalized as part of the intangible assets with a value of S/68 million during 2018 (S/99 million in 2017 and S/80 million in 2016), which includes the capitalization of the provision for dismantling wells for S/3 million (S/50 million during 2017).

The lots are amortized on the basis of the useful lives of the wells (determined as five years for lots I and V and units produced for lots III and IV), which is less than the total service contract period with Perupetro.

e)	Amortization of intangible assets

Amortization of intangibles is broken down in the income statement as follows:

	2016	2017	2018
Cost of sales and services (Note 27)	59,682	67,381	98,318
Administrative expenses (Note 27)	4,890	3,002	4,856
(+) Amortization discontinued operations	18,171	16,174	8,898

	82,743	86,557	112,072

19	BORROWINGS

As of December 31, this item includes:

	Total		Current		Non-current
	2017	2018	2017	2018	2017	2018
Bank overdrafts	120	119	120	119	—	—
Bank loans	1,561,634	1,023,481	990,467	810,188	571,167	213,293
Finance leases	128,309	33,488	66,177	13,514	62,132	19,974
Other financial entities	—	145,584	—	2,653	—	142,931

	1,690,063	1,202,672	1,056,764	826,474	633,299	376,198

a)	Bank Loans

As of December 31, 2017, and 2018 includes bank loans in local and foreign currency for working capital. These obligations bear fixed interest rates ranging from 1.6% to 15.8% in 2018 and from 3.3% to 13.9% in 2017.

			Current			Non-current
	Interest	Date of	At December, 31			At December, 31
	rate	maturity	2017	2018		2017	2018
GyM S.A.	1.63% /8.91%	2018 / 2019	551,413	227,770	(iii)	95,376	—
Graña y Montero S.A.A.	Libor USD 3M + from 4.9% to 5.5%	2018 / 2020	113,412	206,836	(ii)	363,564	125,547	(i)
GyM Ferrovías	Libor USD 1M + to 2%	2019	—	209,463		—	—
Viva GyM S.A.	7.00% / 12.00%	2018 / 2020	157,592	129,617		—	2,102
GMP S.A.	4.55% /6.04%	2018 / 2020	42,911	22,587		96,245	85,644
CONCAR S.A.	15.75%	2019	812	13,915		—	—
Adexus S.A.	5.90%	2018 / 2019	46,552	—		3,175	—
CAM Holding S.A.	4.68% / 13.76%	2018	77,775	—		12,807	—

			990,467	810,188		571,167	213,293

i)	Credit Suisse Syndicated Loan

In December 2015, the Company entered into a US$200 million medium-term loan agreement with Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC. The loan term is five years with quarterly installments starting on the 18th month. The loan bears interest at a rate of three months Libor plus 4.9% per year (3.8% in 2017). The funds were used to finance the equity participation in GSP. On June 27, 2017, the Company renegotiated the terms of this loan to correct defaults related to the cancellation of the GSP concession.

As of December 31, 2018, the principal balance of the loan amounts to US$37.5 million (equivalent to S/126.7 million). The Company is in compliance with its obligations to do and not to do under the credit agreement.

ii)	GSP Bridge Loan

As of December 31, 2016, the balance of bank loans included US$129 million (S/433 million) of the corporate guarantee issued by the Company to guarantee the bridge loan granted to GSP, which was due as of December 31, 2016. However, on June 27, 2017, the Company reached a refinancing agreement with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (S/256.3 million), this amount was used to repay the GSP bridge loan. The new loan matures in June 2020, with prepayments coming from the sale of assets for 40% in the first year and an additional 30% in the second year.

As of December 31, 2018, the principal balance of the loan was US$63.5 million (equivalent to S/214.5 million). Although as of December 31, 2018, the company had breached some of its obligations under the credit agreement, it has requested a waiver. Due to this default, the loan balance was reclassified as current. This waiver was granted at the closing of this report.

iii)	Financial Stability Framework Agreement

On July 31, 2017, we, and certain of our subsidiaries, GyM, Construyendo Pais S.A., Vial y Vives — DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant Graña y Montero S.A.A., GyM, Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of Graña y Montero S.A.A. and GyM for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of GyM and Graña y Montero S.A.A., as well as the request of Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April of 2018, the Group repaid US$72.7 million (equivalent to S/245.8 million) of the facility with the proceeds of the sale of Stracon GyM S.A., and in July of 2018, an additional of US$15.4 million (equivalent to S/52.1 million). As of December 31, 2018, and the date of this annual report, there was US$59.4 million (equivalent to S/200.8 million) outstanding under this agreement.

As of December 31, 2018 and as of the date hereof, our construction subsidiary GyM is under a continuing default under the Financial Stability Framework Agreement with respect to its failure to comply with certain ratios between Tranche A (client invoices (facturas)) and Tranche B (project valuations (valorizaciones)). No event of default has been formally noticed to GyM by the lenders, and our subsidiary has requested a waiver from the lenders, which is pending. If duly noticed to GyM by the lenders, the consequence of this default would be to transfer certain amounts due under Tranche B to Tranche A, for which payment is not due until July 2019. As of December 31, 2018, there was US$43.7 million (S/.147.8 million) outstanding under Tranche A and US$15.7 million (S/.53.0 million) outstanding under Tranche B of the facility, for a total of US$59.4 million (S/200.8 million).

b)	Financial Leases

			Current		Non-current
	Interest	Date of	At December, 31		At December, 31
	rate	maturity	2017	2018	2017	2018
GyM S.A.	0.40% /9.27%	2018 / 2023	40,107	4,523	32,397	9,314
GMP S.A.	0.25% /4.50%	2018 / 2021	4,013	4,034	5,304	1,522
Viva GyM S.A.	7.79% /8.46%	2018 / 2022	4,439	3,488	12,010	8,582
CONCAR S.A.	3.65% /5.05%	2018 / 2020	1,777	1,469	1,945	556
Adexus S.A.	3.36% /12.31%	2018 / 2022	8,567	—	4,363	—
GMI S.A.	5.56% /6.90%	2018	347	—	—	—
CAM Holding S.A.	3.01% /14.76%	2018	6,240	—	5,692	—
CAM Servicios Perú S.A.	6.79% /7.75%	2018	687	—	421	—

			66,177	13,514	62,132	19,974

The minimum payments to be made according to their maturity and the present value of the leasing obligations are as follows:

	At December 31,
	2017	2018
Up to 1 year	72,864	15,151
From 1 to 5 years	65,899	21,583
Over 5 years	638	—

	139,401	36,734
Future financial charges on finance leases	(11,092)	(3,246)

Present value of the obligations for finance lease contracts	128,309	33,488

The present value of the finance lease agreements obligations are as follows:

	At December 31,
	2017	2018
Up to 1 year	66,177	13,514
From 1 year to 5 years	61,501	19,974
Over 5 years	631	—

	128,309	33,488

c)	Other financial entities

Monetization of Norvial dividends

On May 29, 2018, an investment agreement was signed between the Company and Inversiones Concesion Vial S.A.C. (“BCI Peru”) - with the intervention of Fondo de Inversion BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI Asset Management”) to monetize the future dividends on Norvial S.A. that our Company will receive for a period of seven years. The transaction amount is US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

It has also been agreed that the Company will have call options on 48.8% of the economic rights of Norvial that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. Such options will be subject to certain conditions such as the maturity of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic estimates) and/or the occurrence of a change of control.

d)	Fair value of debt

The book value and fair value of financial liabilities are as follows:

	Carrying amount		Fair value
	At December, 31		At December, 31
	2017	2018	2017	2018
Bank overdrafts	120	119	120	119
Bank loans	1,561,634	1,023,481	1,627,000	1,152,885
Finance leases	128,309	33,488	141,040	38,399
Other financial entities	—	145,584	—	145,584

	1,690,063	1,202,672	1,768,160	1,336,987

In 2018, fair values are based on discounted cash flows using debt rates between 2.4% and 8.9% (between 2.4% and 13.8% in 2017) and are within level 2 of the fair value hierarchy.

20	BONDS

As of December 31, this item includes:

	Total		Current		Non-current
	2017	2018	2017	2018	2017	2018
GyM Ferrovías	603,657	611,660	12,294	13,422	591,363	598,238
Norvial	343,910	325,382	24,361	25,745	319,549	299,637

	947,567	937,042	36,655	39,167	910,912	897,875

a)	GyM Ferrovias S.A.

In February 2015, the subsidiary GyM Ferrovias S.A. completed an international corporate bond issue under “Regulation S” of the United States of America. The issue was made in soles VAC (adjusted by the Constant Update Value) for an amount of S/629 million. Issuance costs amounted to S/22 million. The bonds mature in November 2039 and bear interest at a rate of 4.75% (plus the VAC adjustment), have a risk rating of AA+ (local scale) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo and a guarantee scheme that includes a mortgage on the concession of which GyM Ferrovias S.A. is the concessionaire, collateral on the shares of GyM Ferrovias S.A., Assignment of the Collection Rights of the Administration Trust, a Flows Trust and Reserve Accounts for the Debt Service, Operation, and Maintenance and the ongoing Capex. At December 31, 2018, S/67.7 million have been amortized (S/57.5 million at December 31, 2017).

As of December 31, 2018, the balance includes accrued interest and VAC adjustments for S/72.0 million (S/60.5 million as of December 31, 2017).

As of December 31, 2017, and 2018, the movement in this account is as follows:

	2017	2018
Balance at January, 1	604,031	603,657
Amortization	(19,141)	(10,178)
Accrued interest	49,132	48,130
Interest paid	(30,365)	(29,949)

Balance at December, 31	603,657	611,660

As part of the bond structuring process, GyM Ferrovias S.A. undertook to report and verify compliance with the following covenants, measured by its individual financial statements:

•	Debt service coverage ratio not less than 1.2 times;

•	Maintain a minimum balance in the trust equal to one-quarter of operating and maintenance costs (including VAT);

•	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

On August 23, 2017, GyM Ferrovias S.A. and Line One CPAO Purchaser LLC signed the purchase-sale contract and assignment of collection rights for the “Annual Payment for Complementary Investment (PAO Complementary)” derived from the Concession Contract for an amount equivalent to US$316 million.

On August 23, 2017, GyM Ferrovias S.A. as Borrower, Mizuho Bank, Ltd., and Sumitomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent signed a Working Capital loan agreement for an amount equivalent to US$80 million to partially finance the Lima Metro Line 1 Expansion Project. As of December 31, 2018, the balance payable amounts to US$62 million.

b)	Norvial S.A.

Between 2015 and 2016, the subsidiary, Norvial S.A., issued the First Corporate Bond Program on the Lima Stock Exchange for S/365 million. The rating companies Equilibrium Risk and Apoyo & Asociados Internacionales gave the rating of AA to this debt instrument.

The purpose of the awarded funds was to finance the construction works of the Second Stage of the Road Network No. 5 and the financing of the VAT linked to the execution of the expenses of the Project.

As of December 31, 2017, and 2018, the movement in this account is as follows:

	2017	2018
Balance at January, 1	363,684	343,910
Amortization	(20,010)	(18,736)
Accrued interest	2,987	24,170
Capitalized interest	26,011	3,361
Interest paid	(28,762)	(27,323)

Balance at December, 31	343,910	325,382

As part of the bond structuring process, Norvial S.A. undertook to periodically report and verify compliance with the following covenants:

•	Debt service coverage ratio not less than 1.3 times;

•	Proforma leverage ratio less than 4 times.

The fair value of both obligations at December 31, 2018 amounts to S/1,037 million (at December 31, 2017, amounts to S/1,040 million), and is based on discounted cash flows using rates between 4.09% and 5.45% (between 4.49% and 6.63% at December 31, 2017) corresponding to level 2 of the fair value hierarchy.

As of December 31, 2017, and 2018, the Company has complied with the covenants of both types of bonds.

21	TRADE ACCOUNTS PAYABLE

As of December 31, this item includes:

	2017	2018
Invoices payable	1,250,586	591,619
Unbilled services received	132,514	378,670
Notes payable	69,946	109,242

	1,453,046	1,079,531

The balance of services received but not billed includes the estimate made by management corresponding to the valuation by the degree of completion, which amounted to S/378.7 million at December 31, 2018 (S/132.5 million at December 31, 2017).

22	OTHER ACCOUNTS PAYABLE

As of December 31, this item includes:

	Total		Current		Not current
	2017	2018	2017	2018	2017	2018
Advances received from customers (a)	726,294	496,548	316,891	301,868	409,403	194,680
Consorcio Constructor Ductos del Sur - payable (b)	250,021	234,978	—	—	250,021	234,978
Salaries and other payable	246,916	97,774	246,916	97,774	—	—
Put option liability on Morelco acquisition (Note 33-b)	105,418	103,649	—	—	105,418	103,649
Third-party loans	107,314	11,560	75,256	11,560	32,058	—
Other taxes payable	69,584	90,449	69,584	69,118	—	21,331
VAT payable	48,095	42,326	37,544	42,326	10,551	—
Consorcio Rio Mantaro - payables	35,531	35,531	35,531	35,531	—	—
Acquisition of non-controlling interest (Note 36-a)	22,407	22,963	22,407	22,963	—	—
Supplier funding	14,886	—	—	—	14,886	—
Guarantee deposits	15,580	15,137	15,580	15,137	—	—
Post-retirement benefits	8,914	—	—	—	8,914	—
Other accounts payables	50,013	55,864	28,791	36,392	21,222	19,472

	1,700,973	1,206,779	848,500	632,669	852,473	574,110

(a)	Advances received from customers relate mainly to construction projects, and are discounted from invoicing, in accordance with the terms of the contracts.
(b)

The other accounts payable of Consorcio Constructor Ductos del Sur correspond to payment obligations to suppliers and main subcontractors for S/235 million, as a consequence of the termination of GSP’s operations.

The fair value of short-term accounts approximates their carrying amount due to their short-term maturities. The non-current portion comprises mainly non-financial liabilities such as advances received from customers. The remaining balance is not significant in the financial statements for the periods shown.

23	PROVISIONS

As of December 31, this item includes:

	Total		Current		Not current
	2017	2018	2017	2018	2017	2018
Legal contingencies	23,364	84,728	12,220	6,049	11,144	78,679
Contingent liabilities from the acquisition of Morelco	4,224	4,039	—	—	4,224	4,039
Contingent liabilities from the acquisition of Coasin and Vial yVives - DSD	1,839	459	—	—	1,839	459
Contingent liabilities from the acquisition of Adexus	1,186	—	1,186	—	—	—
Provision for well closure (Note 5.1 d)	16,804	20,382	97	148	16,707	20,234

	47,417	109,608	13,503	6,197	33,914	103,411

As of December 31, 2018, legal contingencies correspond mainly to the present value of the estimated provision of S/73.5 million (approximately US$22.3 million), related to the contingency described in Note 1 c-4). (As of December 31, 2017, they correspond mainly to provisions for labor liabilities and tax claims of S/19.3 million).

Legal contingencies also include proceedings brought against the Group by the Peruvian energy regulator (OSINERGMIN), related to the storage of hydrocarbons and applicable environmental laws and regulations for S/5.3 million (S/5.1 million as of December 31, 2017).

The gross movement of other provisions is as follows:

Other provisions	Legal contingencies	Contingent liabilities resulting from acquisitions	Provision for well closure	Total
At January 1, 2017	15,732	8,125	17,216	41,073
Additions	9,510	—	—	9,510
Reversals of provisions	(235)	(809)	(412)	(1,456)
Payments	(1,680)	—	—	(1,680)
Translation adjustments	37	(67)	—	(30)

At December 31, 2017	23,364	7,249	16,804	47,417

At January 1, 2018	23,364	7,249	16,804	47,417
Additions	75,369	—	3,578	78,947
Reversals of provisions	(4,875)	(1,343)	—	(6,218)
Deconsolidation of subsidiaries	(2,340)	—	—	(2,340)
Reclasification liabilities classified as held for sale	—	(1,093)	—	(1,093)
Payments	(6,615)	—	—	(6,615)
Translation adjustments	(175)	(315)	—	(490)

At December 31, 2018	84,728	4,498	20,382	109,608

24	EQUITY

a)	Capital

The General Shareholders’ Meeting held on November 6, 2018, approved a capital increase of up to US$130 million (equivalent to S/434 million, approximately), equivalent to 211,864,065 shares at a price of US$0.6136. As of December 31, 2018, during the first stage of the placement and the conclusion of two preferred subscription rounds, a total of 69,380,402 shares were subscribed. Therefore, the Company’s capital is represented by 729,434,192 shares with a par value of S/1.00 each, out of which 660,053,790 are registered in the Public Registry, and 69,380,402 are in the process of registration. As of December 31, 2017, the issued, authorized, subscribed, and paid-in capital in accordance with the Company’s bylaws and amendments thereto was represented by 660,053,790 common shares. The company will continue its efforts to place the balance or part of the shares pending subscription.

As of December 31, 2017, a total of 259,302,745 shares were represented in ADS, equivalent to 51,860,549 ADSs at the rate of 5 shares per ADS; and 207,931,660 shares were represented in ADSs equivalent to 41,586,332 ADS as of December 31, 2018.

As of December 31, 2018, the Company’s shareholding structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage of interest
Up to 1.00	1,926	16.37
From 1.01 to 5.00	12	26.54
From 5.01 to 10.00	2	12.47
Over 10	2	44.62

	1,942	100.00

As of December 31, 2018, the Company’s shares had a year-end market price of S/1.99 per share and a trading frequency of 91.6% (S/1.87 per share and a trading frequency of 100% as of December 31, 2017).

b)	Legal reserve

In accordance with the Peruvian General Law of Corporations, the legal reserve of the Company is constituted with the transfer of 10% of the annual profit until reaching an amount equivalent to 20% of the paid-in capital. In the absence of profits or unrestricted reserves, the legal reserve must be applied to the compensation of losses and must be replenished with the profits of subsequent years. This reserve may be capitalized; and its replacement is also mandatory. As of December 31, 2018, the balance of the legal reserve reached the aforementioned limit.

c)	Voluntary reserve

As of December 31, 2017, and 2018, this S/29.97 million reserve is related to the excess of the legal reserve; this reserve is above the requirement to constitute a reserve until it reaches the equivalent of 20% of the paid-in capital.

d)	Share premium

This item includes the excess of total income obtained by shares issued in 2013 compared to their nominal value of S/1,055.5 million and by shares issued in 2018 an amount of S/68.2 million.

In addition, this account recognizes the difference between the nominal value and the transaction value for acquisitions of shares in non-controlling interests.

e)	Retained earnings

Dividends distributed to shareholders other than domiciled legal entities are subject to the rates of 4.1% (earnings until 2014), 6.8% (2015 and 2016 earnings) and 5.00% (2017 and thereafter) for income tax charged to these shareholders; such tax is withheld and settled by the Company. Dividends for fiscal years 2017 and 2018 were not distributed (Note 34).

25	DEFERRED INCOME TAX

Deferred income tax is classified by its estimated reversal term as follows:

	2017	2018
Deferred income tax asset:
Reversal expected in the following 12 months	73,883	48,889
Reversal expected after 12 months	362,814	376,547

Total deferred tax asset	436,697	425,436

Deferred income tax liability:
Reversal expected in the following 12 months	(5,583)	(9,067)
Reversal expected after 12 months	(66,889)	(66,280)

Total deferred tax liability	(72,472)	(75,347)

Deferred income tax asset, net	364,225	350,089

The movement in deferred income tax is as follows:

	2016	2017	2018
Deferred income tax asset, net as of January 1	48,682	353,839	364,225
Credit to income statement (Note 30)	263,806	42,599	25,118
Adjustment for changes in rates of income tax	17,105	1,951	(1,524)
Credit to other comprehensive income	15,004	—	—
Tax charged to equity	159	—	—
Acquisition of a subsidiary	10,363	(12,160)	(40,460)
Acquisition of joint operation	—	(16,804)	(95)
Other movements	(1,280)	(5,200)	2,825

Total as of December 31	353,839	364,225	350,089

The movement in deferred tax assets and liabilities in the year, without considering the offsetting of balances, is as follows:

Deferred income tax liabilities	Difference in depreciation rates	Deferred income	Fair value gains	Work in Process	Tax receivables	Borrowing costs capitalized	Purchase price allocation	Others	Total
At January 1, 2016	45,155	—	30,684	24,723	25,543	15,178	—	11,810	153,093

(Charge) credit to P&L	16,595	—	13,587	(16,481)	3,324	6,240	—	2,618	25,883
(Charge) credit to OCI	—	—	(15,348)	—	—	—	—	—	(15,348)
Reclassification of previous years	—	—	(28,923)	—	—	—	30,187	(1,264)	—
Acquisition of subsidiary	—	—	—	—	—	—	(3,069)	—	(3,069)

At December 31, 2016	61,750	—	—	8,242	28,867	21,418	27,118	13,164	160,559

(Charge) credit to P&L	104,101	—	—	(5,712)	3,322	(1,473)	(11,780)	(3,724)	84,734
Sale of subsidiary	—	—	—	—	—	—	—	(83)	(83)

At December 31, 2017	165,851	—	—	2,530	32,189	19,945	15,338	9,357	245,210

(Charge) credit to P&L	(74,679)	13,574	—	2,926	689	(4,229)	(11,699)	7,828	(65,590)
Sale of subsidiaries	(16,189)	—	—	—	—	—	(5,201)	(3,377)	(24,767)

At December 31, 2018	74,983	13,574	—	5,456	32,878	15,716	(1,562)	13,808	154,853

Deferred income tax assets	Provisions	Accelerated tax depreciation	Tax losses	Work in process	Accrual for unpaid vacations	Investments in subsidiaries	Impairment	Tax Goodwill	Others	Total
At January 1, 2016	20,949	14,892	91,313	24,103	14,977	1,476	—	17,522	16,543	201,775

Charge (credit) to P&L	84,571	1,489	51,163	(6,489)	(2,005)	(312)	172,052	3,003	3,322	306,794
Charge (credit) to equity	159	—	—	—	—	—	—	—	—	159
Charge (credit) to ORI	—	—	—	—	—	—	—	—	(343)	(343)
Adquisition of subsidiary (Adexus)	—	—	10,607	—	—	—	—	—	(3,313)	7,294
Others	—	—	—	—	—	(556)	—	—	(725)	(1,281)

At December 31, 2016	105,679	16,381	153,083	17,614	12,972	608	172,052	20,525	15,484	514,398

Charge (credit) to P&L	(12,614)	79,637	(8,555)	21,873	2,166	118	28,593	(112)	18,358	129,464
Charge (credit) to equity	(8,882)	—	—	—	—	—	(7,493)	—	(347)	(16,722)
Reclassification	(30,901)	—	—	—	—	(726)	31,627	—	—	—
Sale of subsidiary (GMD S.A.)	(683)	(9,367)	(438)	—	(1,697)	—	—	—	(236)	(12,421)
Others	(160)	—	(1)	—	(1)	—	1	—	(5,123)	(5,284)

At December 31, 2017	52,439	86,651	144,089	39,487	13,440	—	224,780	20,413	28,136	609,435

Charge (credit) to P&L	702	(83,561)	25,733	(5,482)	1,784	—	35,289	(2,365)	(14,096)	(41,996)
Charge (credit) to equity	—	—	—	—	—	—	—	—	(95)	(95)
Sale of subsidiary	(14,775)	(2,169)	(33,512)	—	(6,215)	—	(6,462)	—	(944)	(64,077)
Others	—	—	—	—	—	—	—	—	1,675	1,675

At December 31, 2018	38,366	921	136,310	34,005	9,009	—	253,607	18,048	14,676	504,942

As of December 31, 2018, the total tax loss amounts to S/468.8 million and is composed as follows:

Company		Tax loss apli- cation method	Application			Statute of Limitations
			2019	2020	Forward
GyM S.A.	277,541	B	8,801	19,417	249,323
Vial y Vives - DSD	76,474	N/A	11,022	13,226	52,226
Graña y Montero S.A.A.	56,906	A	46,278	10,628	—	2022
GMP S.A.	17,225	A	—	5,786	11,438	2020 / 2021
TGNCA	15,989	B	—	—	15,989
Viva GyM S.A.	12,497	B	—	—	12,497
Consorcio Italo Peruano	3,870	A	3,870	—	—	2020
Consorcio Peruano de Conservación	3,791	A	—	3,243	549	2020 / 2021
Consorcio Huacho-Pativilca	1,457	A	1,457	—	—	2022
Others	3,055		1,195	142	1,718

	468,806		72,624	52,442	343,739

According to Peruvian legislation, there are two ways to compensate for tax losses:

1.	System A, it is allowed to offset the tax loss in future years up to the following four (4) years from the date the loss is incurred.

2.	System B. The tax loss may be offset in future years up to 50% of the net rent of each year. This option does not consider a statute of limitations.

The taxable goodwill relates to the tax credit generated in the reorganization of the Chilean subsidiaries in 2014, in accordance with such legislation. In 2016, the arbitration related to the Collahuasi project was closed, and an additional payment to the sellers of the Chilean subsidiary was determined, which originated the increase of this temporary item.

Deferred income corresponds to income that, according to Colombian tax regulations, is not recognized as such for tax purposes until certain requirements are met.

26	WORKERS’ PROFIT SHARING

The distribution of the workers’ profit sharing included in Note 27-i) for the years ended December 31 is shown below:

	2016	2017	2018
Cost of sales of goods and services	8,547	2,215	5,274
Administrative expenses	1,297	7,562	2,588

	9,844	9,777	7,862

27	EXPENSES BY NATURE

For the years ended December 31, the detail of this item is as follows:

	Cost of goods and services	Administrative expenses
2016
Services provided by third-parties	1,417,412	89,328
Salaries, wages and fringe benefits	875,470	153,927
Purchase of goods	629,765	—
Impairment of accounts receivable (ii)	419,584	—
Other management charges	256,541	21,361
Depreciation	111,404	7,428
Amortization	59,682	4,890
Impairment of inventories	37,454	—
Taxes	6,982	1,369
Impairment of property, plant and equipment	6,926	—

Total report reclassified	3,821,220	278,303

2017
Services provided by third-parties	1,268,665	104,950
Salaries, wages and fringe benefits	919,409	134,695
Purchase of goods	856,745	140
Other management charges	235,102	48,057
Depreciation	103,566	5,776
Amortization	67,381	3,002
Impairment of inventories	40,592	—
Impairment of property, plant and equipment	11,928	20
Taxes	7,470	7,408
Impairment of accounts receivable (ii)	703	18,406

Total report reclassified	3,511,561	322,454

2018
Services provided by third-parties	1,064,687	98,060
Salaries, wages and fringe benefits (i)	817,392	105,505
Purchase of goods	755,209	—
Other management charges	375,308	43,533
Amortization	98,318	4,856
Depreciation	81,199	5,135
Impairment of accounts receivable (ii)	45,658	19,418
Taxes	8,727	1,926
Impairment of property, plant and equipment	5,468	—
Inventory recovery	(26,993)	—

Total report reclassified	3,224,973	278,433

(i)	For the years ended on December 31, salaries, wages and fringe benefits comprise the following:

	2,016	2,017	2,018
Salaries	773,630	747,195	629,641
Social contributions	87,460	106,797	80,697
Statutory gratification	57,974	76,330	73,297
Employee’s severance indemnities	40,411	43,399	50,852
Others	23,436	37,003	41,327
Vacations	36,642	33,603	39,221
Worker’s profit sharing (Note 26)	9,844	9,777	7,862

	1,029,397	1,054,104	922,897

(ii)	Detail of impairment of accounts receivable:

Year	Trade accounts receivables	Other accounts receivable	Work in progress, net	Accounts receivable from related parties	Total
2016	3,052	6,333	410,199	—	419,584
2017	724	—	—	18,385	19,109
2018	3,065	44,252	—	17,759	65,076

Total	6,841	50,585	410,199	36,144	503,769

28	FINANCIAL INCOME AND EXPENSES

For the years ended on December 31, these items include the following:

	2016	2017	2018
Financial income:
Interest on loans to third parties	6,142	577	27,060
Fair value of accounts receivables	—	—	9,786
Interest on short-term bank deposits	7,277	5,123	3,811
Commissions and collaterals	—	12	1,448
Exchange rate gain, net	—	5,603	—
Others	4,806	2,427	8,820

	18,225	13,742	50,925

Financial expenses:
Interest expense:
- Bank loans	88,828	93,238	114,376
- Loans from third parties	264	6,784	31,296
- Commissions and collaterals	9,156	15,537	31,668
- Financial lease	5,943	4,722	2,908
- Bonds	25,352	28,804	3,361
Exchange difference loss, net	12,750	—	23,276
Derivative financial instruments	1,248	739	268
Loss by measurement of financial asset fair value (Note 13)	76,864	8,059	25,796
Other financial expenses	14,481	24,802	23,200
Less; capitalized interest	(36,831)	(31,908)	(8,167)

	198,055	150,777	247,982

29	OTHER INCOME AND EXPENSES, NET

For the years ended December 31, these items include the following:

	2016	2017	2018
Other income:
Sales of property, plant and equipment	26,034	93,013	26,007
Sale of investments	46	—	13,475
Reversal of legal and tax provisions	14,959	79	20
Present value of the liability from put option	—	—	6,122
Legal indemnities	8,957	—	—
Others	18,033	6,466	12,795

	68,029	99,558	58,419

Other expenses:
Legal contingency - Law 30737 (Note 23)	—	—	73,500
Net cost of property, plant and equipment disposal	22,305	78,378	36,931
Impairment of goodwill and trademarks	54,308	49,608	—
Loss on remeasurement of previously held interest (Note 33-a)	6,832	—	—
Others	6,944	4,441	9,323

	90,389	132,427	119,754

	(22,360)	(32,869)	(61,335)

30	TAX SITUATION

a)

In accordance with the current legislation in Peru, Chile, Colombia, Ecuador, Bolivia, and Panama, each Group Company is individually subject to the applicable taxes. Management considers that it has determined the taxable amount of income tax in accordance with the tax legislation in force in each country.

b)	Amendments to the Peruvian income tax law

By means of legislative decree No. 1261, enacted on December 10, 2016, amendments have been made to the income tax Law, effective from 2017 onwards. This amendment establishes the third category income tax rate at 29.5%. Likewise, the aforementioned decree establishes the dividend tax rate for natural persons and legal persons not domiciled at 5% for dividends from 2017 onwards. The accumulated profits until December 31, 2016, remained affected at the rate of 6.8%, independent of the date when the distribution is agreed or occurs in subsequent periods.

c)	Amendments to the Chilean Income Tax Law

On February 1, 2016, law No. 20899 was enacted, which simplifies and clarifies the application of the tax reform defined in the aforementioned law. With respect to income tax, two systems have been established:

i.

Attributable income system: This system gradually increases the first category tax rate, 21% in 2014, 22.5% in 2015, 24% in 2016, to 25% in 2017. Their choice is restricted to companies whose partners are natural persons domiciled or resident in Chile or natural or legal persons without domicile or residence in Chile. This system imposes taxes on the partners of Chilean entities on an annual basis regardless of any effective distribution of the local entity’s profits, with the right to use the tax paid in full as a tax credit.

ii.

Partially integrated system: The first category tax rate is gradually increased by 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017, to 27% in 2018. Corporations, open or closed, and companies in which at least one of their owners is not a natural person (domiciled or not) or a legal person not domiciled are subject to this system. This system burdens the shareholders of Chilean entities that distribute dividends and entitles them to use said distribution as a tax credit in 65% of the total taxes paid. This limit does not apply to investors with whom Chile has signed double taxation avoidance agreements, as is the case with Peru.

d)	Amendments to the Colombian income tax legislation

In December 2016, law No. 1819 was published modifying the tax Code, effective from 2017. The main modifications are as follows:

•

The income tax rates in force until 2016 (income tax + cree + surcharge) have been simplified to a single income tax rate of 34% and a temporary surcharge of 6% by 2017 and an income tax rate of 33% and a temporary surcharge of 4% by 2018 on a taxable income greater than S/895 thousand (equivalent to COP800 million).

•

The presumptive income, applicable when there are tax losses or when it is greater than ordinary income, will have as its taxable base 3.5% of liquid equity (formerly 3%) and may be compensated with future taxable income.

•	Tax losses may be offset in the following twelve (12) years from their generation.

•	The special rate for dividends and participations received by foreign companies will be 5%.

•	The VAT rate changes from 16% to 19%.

•

As of tax year 2017, the term of the firmness of the declarations will be three (3) years. However, some terms may be longer, as is the case of companies that are obliged to transfer prices whose firmness of the declarations will be six (6) years. For the declarations that generate tax losses the term of firmness will be from twelve (12) to fifteen (15) years.

In December 2018, law No. 1943 was published modifying the tax statute, whose application or validity begins in 2019. The main modifications are as follows:

•	Presumptive rent rate reduced to 1.5% for taxable years 2019 and 2020, and to 0% beginning with the taxable year 2021

•	The general income tax rate applicable to national companies shall be reduced as follows: 33% by 2019, 32% by 2020, 31% by 2021 and 30% by 2022.

e)	The income tax expense shown in the consolidated statement of income comprises

	2016	2017	2018
	(as restated)
Current income tax	169,428	168,143	150,020
Deferred income tax (Note 25)	(280,911)	(44,550)	(23,594)
PPUA	(7,789)	613	—

	(119,272)	124,206	126,426
(-) Discontinued operations	(32,910)	(77,901)	(13,108)

Income tax	(152,182)	46,305	113,318

Under Chilean legislation, when a company has tax losses, it may request a refund of first category taxes paid in prior years, up to the amount of tax calculable on the tax loss and provided that it has not distributed dividends on the income associated with the refund. The amount returned by the Chilean tax administration in this respect is called the provisional payment on absorbed earnings (PPUA). The company recognizes income tax income and an account receivable when requesting this refund.

f)	The Group’s income tax differs from the notional amount that would result from applying the group companies weighted average rate of income tax applicable to consolidated pre-tax income, as follows:

	2016	2017	2018
(Loss) profit before income tax	(708,134)	45,112	133,948

Income tax by applying local applicable tax rates on profit generated in the respective countries	(191,225)	13,811	40,507
Tax effect on:
- Non-taxable income	(1,534)	(4)	(1,691)
- Equity method (profit) loss	3,673	394	(1,094)
- Non-deductible expenses	56,805	30,472	70,052
- Unrecognized deferred tax asset income (expense)	(4,099)	1,562	8,592
- Adjustment for changes in rates of income tax	(18,676)	27	1,524
- PPUA adjustment for changes in tax rates	4,871	(611)	—
- Change in prior years estimations	(4,471)	9,005	3,235
- Others, net	2,474	(8,351)	(7,807)

Income tax	(152,182)	46,305	113,318

g)

The theoretical tax disclosed is the result of applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Group is domiciled. In this sense, companies domiciled in Peru, Chile, and Colombia applied in 2018 income tax rates of 29.5%, 27% and 37% respectively (29.5%, 25.5% and 40% for 2017). Norvial, GyM Ferrovias, Vesur and GMP (Blocks III and IV) have legal stability contracts signed with the Peruvian Government in force during the term of the associated concessions. Therefore, the consolidated theoretical amount is obtained from the weighting of the profit or loss before income tax and the applicable income tax rate.

Country	Local tax rate	(Loss) Profit before income tax	Income tax
	(A)	(B)	(A)*(B)
2016
Peru	28.00%	(1,544,221)	(432,382)
Peru - Norvial S.A.	27.00%	63,583	17,167
Peru - GyM Ferrovías S.A.	30.00%	34,760	10,428
Peru - Vesur S.A.	30.00%	888	267
Peru - GMP S.A.	30.00%	8,602	2,581
Chile	24.00%	(81,119)	(19,468)
Colombia	40.00%	(27,511)	(11,004)
Bolivia	25.00%	(703)	(176)
Unrealized gains		837,587	241,362

Total		(708,134)	(191,225)

2017
Peru	28.00%	420,421	124,024
Peru – Norvial S.A.	27.00%	68,104	18,388
Peru – GyM Ferrovias S.A.	30.00%	29,028	8,708
Peru – Vesur S.A.	30.00%	779	234
Peru – GMP S.A.	30.00%	20,941	6,073
Chile	24.00%	(93,031)	(23,723)
Colombia	40.00%	(27,970)	(11,188)
Bolivia	25.00%	(2,897)	(724)
Unrealized gains		(370,263)	(107,981)

Total		45,112	13,811

2018
Peru	29.50%	151,627	44,730
Peru – Norvial S.A.	27.00%	21,104	5,698
Peru – GyM Ferrovias S.A.	30.00%	125,136	37,541
Peru – Vesur	30.00%	2,951	885
Peru – GMP S.A.	29.00%	35,421	10,272
Chile	27.00%	(20,768)	(5,607)
Colombia – Morelco S.A.	37.00%	11,851	4,385
Colombia – GyM S.A. Branch	33.00%	1,984	655
Bolivia	25.00%	(137)	(34)
Unrealized gains		(195,221)	(58,018)

Total		133,948	40,507

A company located in Colombia does not exceed the taxable income of COP 800 million, therefore applies the rate of 33%. (Note 30-d)

h)

The Peruvian tax administration has the power to review and, if applicable, correct the calculation of the income tax determined by the Company in the last four years, starting on January 1 of the year following the filing of the corresponding tax return (years open for review). Years 2014 to 2018 are open for review. Management believes that no significant liabilities will arise as a result of these tax audits. In addition, the Chilean tax administration has not yet audited the income tax returns for 2016, 2017 and 2018, and the Chilean tax administration has the authority to carry out such audits within three years from the filing date of the respective tax returns. Also, in Colombia, years 2016, 2017 and 2018 are pending audit by the Colombian tax administration, which has the power to perform audits in the two years following the filing of the tax return.

i)

In accordance with current legislation, for the purposes of determining income tax and general sales tax, the transfer prices of transactions with related companies and with companies’ resident in low or nil tax territories must be considered. For this purpose, documentation and information must be available to support the valuation methods used and the criteria considered for their determination (transfer pricing rules). The Tax Administration is empowered to request this information from the taxpayer. Based on the analysis of the Company’s operations, management and its legal advisors estimate that transfer prices of transactions with related companies are based on market conditions, similar to those agreed with third parties, as of December 31, 2018.

j)	Temporary tax on net assets (ITAN)

Taxes third category income generators in Peru subject to the general Income Tax regime. Beginning    in 2012, the tax rate is 0.4% applicable to the amount of net assets exceeding S/1 million.

The amount effectively paid may be used as a tax credit against payments on account of income tax under the general regime, or against payment of the provisional income tax for the corresponding year.

k)

The unrecognized deferred income tax asset amounts to S/10.8 million for 2018 and is mainly related to the tax loss carryforwards generated in Consorcio Ermitaño, Consorcio Conciviles and Consorcio Mantaro for which there is no expectation of recovery in the future.

l)	The current income tax payable, after applying the corresponding tax credits and whose due date is up to the first week of April of the following year, includes mainly:

–	Proyectos Inmobiliarios Consultores S.A.	S/22 million in 2017
–	Viva GyM S.A.	S/22 million in 2017
–	Graña y Montero S.A.A.	S/7 million in 2017
–	GyM Ferrovias S.A.	S/20 million in 2018
–	Inversiones Almonte S.A.	S/10 million in 2018

31	OTHER COMPREHENSIVE INCOME

The analysis of this account is reflected below:

	Cash flow hedge	Foreign currency translations adjustment	Increase in fair value of available-for sale assets	Exchange difference from net investment in a foreign operation	Total
At January 31, 2016	(926)	(64,441)	51,142	(17,740)	(31,965)
Credit (charge) for the year	1,190	9,885	(3,149)	10,965	18,891
Tax effects	(351)	—	929	(3,243)	(2,665)
Transfer to profit or loss (Note 10)	—	—	(41,461)	1,563	(39,898)

Other comprehensive income of the year	839	9,885	(43,681)	9,285	(23,672)

At December 31, 2016	(87)	(54,556)	7,461	(8,455)	(55,637)

Credit (charge) for the year	650	(9,166)	—	9,222	706
Tax effects	(192)	—	—	(2,729)	(2,921)

Other comprehensive income of the year	458	(9,166)	—	6,493	(2,215)

At December 31, 2017	371	(63,722)	7,461	(1,962)	(57,852)

Credit (charge) for the year	160	(7,875)	—	(10,800)	(18,515)
Tax effects	(47)	—	—	2,808	2,761
Transfer to profit or loss (*)	—	14,805	—	—	14,805

Other comprehensive income of the year	113	6,930	—	(7,992)	(949)

At December 31, 2018	484	(56,792)	7,461	(9,954)	(58,801)

(*)	The amount of S/14.8 million corresponds to the recognition of the translation adjustment from CAM Chile S.A., an indirect subsidiary sold in December 2018.

The amounts in the above table only represent amounts attributable to the Company’s controlling interest, net of tax. The table below shows the movement in other comprehensive income per year:

	2016	2017	2018
Controlling interest	(23,672)	(2,215)	(949)
Non-controlling interest	4,194	(3,117)	(1,346)
Adjustment for actuarial gains and losses, net of tax	(1,121)	(2,948)	16,589

Total value in OCI	(20,599)	(8,280)	14,294

32	CONTINGENCIES, COMMITMENTS, AND WARRANTIES

In the opinion of management and its legal advisors, the provisions recorded primarily for labor and tax claims are sufficient to cover the results of these probable contingencies. (Note 23)

a)	Tax contingencies

•

Since the fiscal year 2016, there has been an appeal process before the Tax Court and another contentious-administrative process before the Judicial Branch regarding the results of VAT and Income Tax audits from 1999 to 2002. The maximum exposure amount is S/6.9 million.

•

In our subsidiary GyM S.A., as a result of the audit processes corresponding to 1999, 2001 and 2010, SUNAT has issued determination and fine resolutions that together amount to approximately S/19.1 million.

•

In the fiscal year 2017, the tax litigation related to the fiscal year 2001 was resolved, in which the Tax Court ordered SUNAT to recalculate its observations, determining an amount lower than that initially claimed. Our subsidiary has decided to accept the conclusions of this resolution and submitted requests for installment payment of the debt amounting S/14.1 million.

•

Also, at the end of the fiscal year 2017, the contentious-administrative process related to the fiscal year 1999 was resolved through which the Judicial Branch rejected our arguments and confirmed what SUNAT had stated. With respect to this process, there is already a contingency provision of S/5 million accounted for.

•

The administrative tax process related to the fiscal year 2010 is still ongoing; however, its resolution will not imply an economic loss since it corresponds to a greater return of the balance in favor in 2011 already audited by the Tax Administration.

•

On the other hand, the Consortiums in which the subsidiary GyM S.A. participates initiated claims before SUNAT for the results of audits with a maximum exposure amount as of December 31, 2018, of S/2.6 million (as of December 31, 2017, S/3 million).

•

In the fiscal year 2017, Viva GyM challenged the results of the audit process corresponding to the fiscal year 2009, whose determination and fine resolutions as a whole generate a maximum exposure amount as of December 31, 2017, of S/1.5 million. In April 2018, the tax administration declared unfounded the claim for which an appeal has been filed before the Tax Court.

Management estimates that all of the above processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b)	Other contingencies

i)

Civil lawsuits, mainly related to damages, termination of contracts and claims for work accidents amounting to S/. 0.92 million (S/0.86 million correspond to GyM, and S/0.06 million correspond to Morelco).

ii)

Contentious-administrative proceedings amounting to S/13.59 million (S/9.64 million correspond to Consorcio Terminales and GMP; S/2.85 million correspond to GyM; S/1.08 million correspond to GyM Ferrovias, and the remaining S/0.02 million correspond to Las Lomas - Inmobiliaria).

iii)

Administrative processes amounting to S/14.96 million (S/9.88 million correspond to GyM S.A. mainly due to Consorcio Constructor Ductos del Sur; S/1.25 million correspond to Graña y Montero S.A.A.; S/2.13 million correspond to GyM Ferrovias; S/0.85 million correspond to Viva GyM; and, the remaining S/0.85 million correspond to GMP, Terminales del Peru, Consorcio Toromocho, and Concesion Canchaque).

iv)

Labor processes amounting to S/17.25 million (S/14.93 million correspond to GyM, its subsidiaries, and consortia; S/0.69 million correspond to GMP; S/0.33 million correspond to Vial and Vives - DSD; S/0.22 million correspond to Morelco; S/0.50 million correspond to Consorcio Huacho-Pativilca); and, S/0.58 million correspond to Servisel.

v)

Two securities class action lawsuits have been filed against the company and certain current and former officers in New York (“Eastern District of New York”) during the first quarter of 2017. Both actions allege that false and misleading statements were filed during the period. In particular, it is alleged that the defendant failed to disclose, among other things, that: a) the Company knew that its partner Odebrecht was involved in illegal activities; and that, b) the Company profited from such activities in violation of its own corporate governance rules. On March 6, 2018, the Court appointed Treasure Finance Holding Corp. to represent the plaintiffs. The company filed an exception requesting that the Court dismiss the lawsuit because even assuming that the facts alleged in the lawsuit were true, the plaintiffs would not be entitled to sue on the basis that: (a) the failure by the plaintiffs to register alleged unlawful payments would not have a material impact on the company’s financial statements even if they existed; (b) the evidence provided by the plaintiffs should be dismissed by the Court; and (c) the plaintiffs have not alleged that the defendants acted with intent to deceive and to benefit. The court has not yet ruled on that motion, but has granted plaintiffs leave to file a further amended complaint. The procedural issue is expected to be resolved during 2019. After that, the Court may dismiss the lawsuit or admit it. Legal counsel cannot predict the outcome of this class action or how it may impact the Company.

c)	Letters of Credit and Guarantees

As of December 31, 2018, the Group has letters of credit and guarantees in force in various financial entities guaranteeing operations for US$471.6 and US$13.9 million, respectively (US$959.7 and US$202.2 million, respectively, as of December 31, 2017), equivalent to S/1,593.5 million and S/46.9 million (S/3,114.2 million and S/656.1 million, respectively, as of December 31, 2017).

33	BUSINESS COMBINATIONS

a)	Adexus S.A. acquisition

In June 2015, the Company acquired 44% of the shares of the Chilean entity Adexus S.A., whose principal economic activity is the provision of information technology solutions. At December 31, 2015, the Company concluded that joint control existed and that the type of joint agreement qualified as a joint venture; therefore, the investment was accounted for using the equity method in the Group’s consolidated financial statements (Note 16-b).

In January 2016, the Group acquired an additional shareholding of 8%, reaching a 52% shareholding; the agreed consideration of S/8.3 million was contributed through debt capitalization. The increase in participation did not change the classification of the investment as a joint venture. Subsequently, in August 2016, the Group obtained an additional stake of 39.03%, reaching 91.03% of its capital and obtaining control. The agreed consideration of S/14 million was initially disbursed as debt and then capitalized in the same period.

Losses arising from the re-measurement at fair value of the previously held interest amounted to S/6.8 million, which was recognized in the statement of income within “Other income and expenses, net”, at the date of acquisition of that additional interest in 2016 (Note 29).

Upon obtaining control, the Company has applied the acquisition method set forth in IFRS 3 “Business Combinations” to determine the goodwill acquired. In June 2018, the company acquired an additional 8.96% interest and obtained 99.99%. The consideration was S/14 million, which arises from a debt capitalization.

b)	Morelco S.A.S. acquisition

On December 23, 2014, the Company acquired control of Morelco S.A.S. (Morelco) through it’s subsidiary GyM S.A., with the purchase of 70% of its shares representing the capital stock. Morelco is an entity domiciled in Colombia, whose principal economic activity is the provision of construction and assembly services. This acquisition forms part of the Group’s expansion plans in markets with high growth potential such as Colombia and in attractive industries such as mining and energy.

At December 31, 2014, the Company determined goodwill on this acquisition based on an estimated purchase price of US$93.7 million (equivalent to S/277.1 million) which included cash payments made of US$78.5 million (S/237.5 million, approximately) and estimated payables of US$15.1 million (equivalent to S/45.7 million), which according to what was agreed between the parties, would be defined after the review of the balance sheet of the acquired entity mainly referring to working capital, cash and financial debt and the determination of the definitive value of the contracted works pending to execute (backlog) of the acquired business. The estimated purchase price was distributed among the provisional fair values of the assets acquired, and liabilities assumed.

As a result of this distribution, a goodwill of US$36.1 million (equivalent to S/105.8 million) was determined.

Non-controlling interest put and call options

In accordance with the shareholders’ agreement entered into for the purchase of Morelco, the subsidiary GyM entered into a put and call option contract on 30% of the shares of Morelco held by the non-controlling shareholders. Through this contract, the non-controlling shareholders obtain a right to sell their shares within the term and amount established in the contract (put options). The period for exercising the option begins on completion of the second year of the purchase and expires in the tenth year. The exercise price is based on a multiple of EBITDA less net financial debt and until the months 51 and 63 from the date of the agreement, a minimum value is set based on the price per share that GyM paid to acquire 70% of Morelco shares.

The subsidiary GyM obtains the right to purchase the same shares for a period of 10 years and at a determined price similar to that of the aforementioned put options, except that the minimum value applies to the entire term of the option (call options).

Under IFRS, the put option represents an obligation for the Company to purchase shares of the non-controlling interest and, consequently, the Group recognizes a liability measured by the fair value of that option. Because the Group concluded that as a result of this contract, did not acquire the significant risks and rewards inherent to the stock option package, the initial recognition of this liability was charged to an equity account of the controlling stockholders, under the heading of other reserves.

The value of the liability for the put option was estimated by the present value of the expected redemption amounts based on the weighted estimates of Morelco’s financial results and the exercise dates of the option. The Company expects the put options to be exercised on the day following the transfer date of the option. The expected redemption of the non-controlling interest is as follows: 66.67% in the second year, 33.33% in the fourth year and the remaining shares will be sold in the fifth year from the date of grant of the option. The discount rate used to calculate the present value of the expected redemption amounts reflects the risk-free rate of market participants comparable to the Company and reflects the fact that the Group expects to pay the minimum price of the agreement. As of December 31, 2018, the value of the liability amounts to S/103.7 million applying a discount rate of 2.57% for the first year, 2.55% for the second year and 2.53% for the third year (as of December 31, 2017, the value was S/105.4 million applying a discount rate of 1.79% for the first year, 2.03% for the second year and 2.12% for the third year). In 2018, changes in the fair value of the put option for S/1.77 million had been recognized in the income statement, included in “Other income and expenses, net” and in “financial income and expenses”.

34	DIVIDENDS

In compliance with certain covenants, the company will not pay dividends for the years 2017 and 2018, except for transactions with non-controlling interests described in Note 36-d).

35	EARNINGS (LOSS) PER SHARE

Basic earnings per common share have been calculated by dividing the profit for the year attributable to the Group’s common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share have not been calculated because there are no common shares or potential dilutive investment shares (i.e., financial instruments or agreements giving the right to obtain common or investment shares); therefore, it is the same as basic earnings per share. The basic gain (loss) per common share results as follows:

	2016	2017 (as Restated)	2018
(Loss) earnings per share attributable to owners of the Company during the year	(509,699)	148,738	(83,188)

Weighted average number of shares in issue at S/1.00 each, at December 31,	660,053,790	660,053,790	729,434,192

Basic (loss) earnings per share (in S/) (*)	(0.772)	0.225	(0.125)

	2016	2017 (as Restated)	2018
(Loss) earnings per share from continuing operations attributable to owners of the Company during the year	(604,361)	(66,577)	(102,486)

Weighted average number of shares in issue at S/1.00 each, at December 31,	660,053,790	660,053,790	729,434,192

Basic (loss) earnings per share (in S/) (*)	(0.916)	(0.101)	(0.154)

(*)	The group does not have common shares with dilutive effects at December 31, 2016, 2017 and 2018.

36	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)	Acquisition of additional non-controlling interest

In May, November and December 2016, GyM Chile SPA acquired 5.43%, 6.77%, and 1.49%, respectively of additional shares in Vial y Vives - DSD S.A. at a total purchase price of S/21.6 million, S/25.7 million and S/3.8 million, respectively. The carrying values of the non-controlling interest at the acquisition dates were S/13.9 million, S/17.9 million and S/3.9 million. The Group ceased to recognize the corresponding non-controlling interest, recording a decrease in equity attributable to the owners of the Company of S/15.4 million. At December 31, 2018, the outstanding balance was S/23 million (S/22 million in 2017) (Note 22).

b)	Contributions (returns) from non-controlling shareholders

Corresponds to the contributions and returns made by the partners of the subsidiary Viva GyM S.A. for the realization of real estate projects. As of December 31, balances comprise:

	2017	2018
Viva GyM S.A.
Contributions received	8,654	3,399
Returns of contributions	(45,053)	(87,856)

	(36,399)	(84,457)

Plus (less):
Contributions from other subsidiaries	3,202	15,120

Decrease in equity of non controlling parties	(33,197)	(69,337)

In 2018, the contributions correspond mainly to the project Los Parques de Callao for S/3.3 million. Returns correspond mainly to the Klimt projects for S/25.3 million, Los parques de Comas for S/13.4 million, Los parques de San Martin for S/7.5 million, Los Parques de Villa El Salvador for S/4.3 million, liquidation of Los Parques de Piura project for S/8.6 million, Los Parques del Mar for S/11 million, Los Parques de Chiclayo for S/6.2 million and Los Parques de Carabayllo 3 for S/8.2 million (returns in 2017 mainly include “Los Parques de Comas” for S/6.8 million, “Asociacion Parques de Mar” for S/27.8 million and “Klimt” for S/8 million).

c)	Deconsolidation of non-controlling interest

Correspond to the deconsolidation of the non-controlling interest due to the sale of subsidiaries Stracon GyM S/29.4 million and Grupo Cam S/18.2 million.

d)	Dividends

As of December 31, 2016, 2017 and 2018, dividends of S/25.5 million, S/59.7 million and S/102.8 million, respectively, were distributed to the non-controlling interest.

37	DISCONTINUED OPERATIONS AND NON-CURRENT ASSET CLASSIFIED AS HELD FOR SALE

As part of the non-strategic asset divestment process initiated by the Company in 2017 with the sale of GMD S.A., in 2018, CAM Servicios del Peru S.A. and CAM Chile S.A., and Stracon GyM S.A. were sold (“completed”).

Additionally, information is presented on Adexus S.A., a subsidiary that has been reclassified as a non-current asset available for sale (“planned”) as of December 31, 2018 (Note 38-b).

A.	Discontinued operations

i) CAM Servicios del Peru S.A. and CAM Chile S.A.

On December 4, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 73.16%) of CAM Servicios del Peru S.A. and CAM Chile S.A. The Group received for its participation in CAM Chile S.A. and CAM Servicios del Peru S.A. the sum of (i) US$15.78 million (equivalent to S/51.7 million) for the shares of CAM Chile S.A. and (ii) US$3.0 million (equivalent to S/10.4 million) for the shares of CAM Servicios del Peru S.A., respectively. The net gain on the sale of both subsidiaries amounted to S/31.7 million.

ii) STRACON GyM S.A.

On March 28, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 87.59%) in STRACON GyM S.A. The sale price was agreed in US$76.8 million (equivalent to S/248.8 million), which is fully paid. The net gain on the sale amounted to S/41.9 million.

iii) GMD S.A.

On June 6, 2017, the Company entered into a sales contract for all of its shares (representing 89.19%) in GMD S.A. The sales price was agreed at US$84.7 million (equivalent to S/269.9 million), which is fully paid. The net gain on the sale amounted to S/218.3 million (US$64.6 million approximately).

B.	Non-current asset classified as held for sale

At December 31, 2018, non-current assets and liabilities held for sale correspond to investments in the company Adexus S.A., whose main activity is to provide information technology solutions mainly in Chile and Peru. Account balances are classified as assets held for sale taking into account that the Group has a sales plan defined within the next 12 months.

At December 31, 2018 Adexus S.A.
(planned)
Assets
Cash and cash equivalents	6,074
Trade accounts receivables, net	157,351
Inventories, net	3,999
Other accounts receivable	80,374

Total assets	247,798

Liabilities
Other accounts payable	71,810
Accounts payable	148,817
Deferred income tax liabilities	5,201

Total liabilities	225,828

Total net assets	21,970

As of December 31, 2017, this item includes Red Eagle Mining Corporation investment representing 6.18% of shares. In January and March 2018, the Company sold the total of its shares. The sale price was agreed at US$3.99 million (equivalent to S/16.24 million), which were paid in full.

C.	Consolidated statement of income and consolidated cash flow

The Company reclassified financial results and present cash flow of discontinued operations, GMD S.A., Stracon GyM S.A., CAM Servicios del Peru S.A., CAM Chile S.A. (completed) and Adexus S.A. (planned) for 2016 and 2017 as follows:

	Reclassification
	2016	discontinued operations		2016
	Audited	Completed	Planned	Reclassified
Revenues	6,190,317	(1,939,983)	(113,025)	4,137,309
Operating costs	(5,633,022)	1,714,498	97,304	(3,821,220)

Gross profit (loss)	557,295	(225,485)	(15,721)	316,089

Administrative expenses	(382,393)	87,855	16,235	(278,303)
Other (expenses) income, net	(13,374)	(9,162)	176	(22,360)
Gain from the sale of investments	46,336	—	—	46,336

Operating profit (loss)	207,864	(146,792)	690	61,762

Financial expenses	(221,664)	18,384	5,225	(198,055)
Financial income	20,645	(2,420)	—	18,225

Share of the profit or loss in associates and joint ventures	(589,710)	(356)	—	(590,066)

(Loss) profit before income tax	(582,865)	(131,184)	5,915	(708,134)
Income tax	119,272	34,772	(1,862)	152,182

(Loss) profit from continuing operations	(463,593)	(96,412)	4,053	(555,952)

Profit (loss) from discontinued operations	11,995	96,412	(4,053)	104,354

Loss of the year	(451,598)			(451,598)

(Loss) earnings per share from continuing operations attributable to owners of the company during the year	(0.790)			(0.916)

	Discontinued operations
	Completed	Planned
Cash flows relating to the discontinued operations are as follows:

Operating cash flows	125,048	39,318
Investing cash flows	(73,127)	17,639
Financing cash flows	(111,303)	66,886

Net increase generated in subsidiary	(59,382)	123,843

	Reclassification
	2017	discontinued operations		2017
	Restated (i)	Completed	Planned	Reclassified
Revenues	6,080,142	(1,782,105)	(284,024)	4,014,013
Operating costs	(5,407,355)	1,656,114	239,680	(3,511,561)

Gross profit (loss)	672,787	(125,991)	(44,344)	502,452

Administrative expenses	(429,181)	73,966	32,761	(322,454)
Other (expenses) income, net	(20,545)	(13,159)	835	(32,869)
Gain (loss) from the sale of investments	56,099	(21,554)	—	34,545

Operating profit (loss)	279,160	(86,738)	(10,748)	181,674

Financial expenses	(185,445)	23,913	10,755	(150,777)
Financial income	15,407	(1,401)	(264)	13,742

Share of the profit or loss in associates and joint ventures	1,327	(854)	—	473

Profit (loss) before income tax	110,449	(65,080)	(257)	45,112
Income tax	(59,097)	12,939	(147)	(46,305)

Profit (loss) from continuing operations	51,352	(52,141)	(404)	(1,193)

Profit from discontinued operations	157,886	52,141	404	210,431

Profit of the year	209,238			209,238

(Loss) earnings per share from continuing operations attributable to owners of the company during the year	(0.014)			(0.101)

(i)	See Nota 2.31

	Discontinued operations
	Completed	Planned
Cash flows relating to the discontinued operations are as follows:

Operating cash flows	149,687	6,083
Investing cash flows	(10,377)	(19,570)
Financing cash flows	(136,165)	14,059

Net increase generated in subsidiary	3,145	572

Discontinued operations as at December 31, 2018 are as follows:

	Discontinued operations
	Grupo CAM and Stracon GyM	Adexus S.A.
	(Completed)	(Planned)
Revenues	1,010,739	302,936
Operating costs	(968,375)	(263,455)

Gross profit	42,364	39,481

Administrative expenses	(56,950)	(32,730)
Other (expenses) income, net	860	(4,519)

Operating (loss) profit	(13,726)	2,232

Financial expenses	(19,971)	(12,786)
Financial income	6,253	611

Loss before income tax	(27,444)	(9,943)
Income tax	7,112	2,325

Loss from discontinued operations	(20,332)	(7,618)

Cash flows relating to the discontinued operations are as follows:

Operating cash flows	6,967	36,450
Investing cash flows	(11,474)	(18,141)
Financing cash flows	526	(21,422)

Net increase generated in subsidiary	(3,981)	(3,113)

38	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

a)

On April 2, 2019, the Company concluded the capital increase process by completing the subscription of 142,483,663 new common shares. In the private offer completed, 55,291,877 shares were paid in full, and 87,191,786 shares were paid by 50%, both at a price per share of US$0.6136.

b)

On March 15, 2019, the Company communicated that Adexus S.A., subsidiary of Graña y Montero S.A.A., is again available for sale to potential parties interested in its acquisition. Negotiations with Advent International S.A.C., and the obligations assumed within the framework of the potential transaction have been terminated by mutual agreement, without responsibility for the parties. The Company ratifies its intention to continue with the sale plan of Adexus S.A., in order to find the best possible offer for the interests of the Company and its investors.

c)

On March 13, 2019, the Peruvian Tax Court delivered its decision to confirm SUNAT’s rejection to our appeal to SUNAT’s payment orders regarding 2007 and 2008. SUNAT and the Peruvian Tax Court objected to the deduction of the loss of the investment because both consider there is not enough evidence that OPQ S.A. is not an “on-going business”. The Company is currently working on the preparation of a contentious administrative claim. However, according to Peruvian legal framework, SUNAT is entitle to start a coercive collection processes. The Company and its legal counsel believe there are solid legal grounds to consider the contingency remote and obtain a favorable ruling.

Supplementary Data (Unaudited)

Oil and Gas Producing Activities

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 932, “Extractive Activities-Oil and Gas,” and regulations of the U.S. Securities and Exchange Commission (SEC), our company has included certain supplemental disclosures about its oil and gas exploration and production operations.

All information in the following supplemental disclosures related to Blocks I, III, IV and V. Information with respect to Blocks III and IV has been included from April 5, 2015, when our company began operating these blocks.

A.	Reserve Quantity Information

Graña y Montero Petrolera S.A. net proved reserves in the fields in which they operate and changes in those reserves for operations are disclosed below. The net proved reserves represent our company’s best estimate of proved oil and natural gas reserves. For 2017 and 2018 reserve estimates have been evaluated by its technical staff (reservoir engineers and geoscience professionals) and submitted to its Reserve Development Committee. The estimates for all years presented conform to the definitions found in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

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

The term “reasonable certainty” implies a high degree of confidence that the quantities of oil actually recovered will equal or exceed the estimate. To achieve reasonable certainty, our company’s engineers and independent petroleum consultants relied on technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used to estimate our company’s proved reserves include, but are not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information and property ownership interests.

PROVED RESERVES (1)

	Total		Peru
	Oil (MBBL)	Gas (MMcf)	Oil (MBBL)	Gas (MMcf)
Proved developed and undeveloped reserves, December 31, 2016	25,191	10,521	25,191	10,521
Revisions of previous estimates	2,451	1,494	2,451	1,494
Enhanced oil recovery	—	—	—	—
Purchases	—	—	—	—
Production (a)	(1,146)	(2,661)	(1,146)	(2,661)
Sales in place	—	—	—	—
Proved developed and undeveloped reserves, December 31, 2017	26,496	9,354	26,496	9,354
Revisions of previous estimates(2)	2,332	26,481	2,332	26,481
Enhanced oil recovery	0	0	0	0
Purchases	0	0	0	0
Production	(1,334)	(2,229)	(1,334)	(2,229)
Sales in place	0	0	0	0
Proved developed and undeveloped reserves, December 31, 2018(3)(4)	27,494	33,606	27,494	33,606

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

(2)

Recategorized from resources to reserves due to the development of a project to transport gas from Block IV to our gas processing plant, which remains ongoing. This includes 12,078 MMcf as proved developed and 13,767 MMcf as proved undeveloped reserves.

(3)

The revisions in reserve estimates are based on new information obtained as a result of drilling activities and workovers. During 2017 and 2018, proved developed reserves of crude oil increased due to drilling activities in Block IV and the impact of the higher price in reserve estimations.

(4)	As of December 31, 2017, the associated gas reserves were 9,354 MMCF. As of December 31, 2018, the associated gas reserves were 33,606 MMCF.

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2016

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	9,168	23,384	9,168	23,384
End of year	8,521	10,521	8,521	10,521
Proved undeveloped reserves
Beginning of year	14,562	26,719	14,562	26,719
End of year	16,670	—	16,670	—

RESERVE QUANTITY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2017

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	8,521	10,521	8,521	10,521
End of year	8,664	9,354	8,663	9,354
Proved undeveloped reserves
Beginning of year	16,670	—	16,670	—
End of year	17,833	—	17,833	—

RESERVE QUANTITY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2018

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	8,664	9,354	8,664	9,354
End of year	9,912	19,839	9,912	19,839
Proved undeveloped reserves
Beginning of year	17,833	—	17,833	—
End of year	17,582	13,767	17,582	13,767

B. Capitalized Costs Relating to Oil and Gas Producing Activities

The following table sets forth the capitalized costs relating to our company’s crude oil and natural gas producing activities for the years indicated:

	2014	2015	2016	2017	2018
	(in US$ thousands)
Proved properties
Concessions
Mineral property, wells and related equipment	47,267	54,582	39,069	84,960	99,129
Drilling and Works in progress and Replacement Units	11,290	5,682	6,188	10,767	11,920

Total Proved Properties	58,557	60,264	45,257	95,727	111,049
Unproved properties	0	0	0	0

Total Property, Plant and Equipment	58,557	60,264	45,257	95,727	111,049
Accumulated depreciation, depletion, and amortization, and valuation allowances	(13,735)	(17,875)	(17,774)	(36,672)	(45,426)

Net capitalized costs	44,822	42,389	27,482	59,054	65,624

C. Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

The following table sets forth costs incurred related to our company’s oil and natural gas activities for the years indicated:

	2014	2015	2016	2017	2018
	(in US$ thousands)
Acquisition costs of properties(1)
Proved	—	—	—	—	—
Unproved	—	—	—	—	—
Total acquisition costs
Exploration costs	—	—	—	—	(1,121)
Development costs	(13,126)	(17,179)	(19,161)	(22,905)	(25,192)

Total	(13,126)	(17,179)	(19,161)	(22,905)	(26,313)

(1)	Our company has not incurred in any cost related to Oil and Gas property acquisition for all years presented.

D.	Results of Operations for Oil and Natural Gas Producing Activities

The results of operations for oil and natural gas producing activities, excluding overhead costs and interest expenses, are as follows for the years indicated:

	Total Peru
	2014	2015	2016	2017	2018
	(in US$ thousands)
Revenues
Additional Revenues of Gas Extraction Services	59,233	57,938	50,556	67,049	96,543

Total Revenues(1)	59,233	57,938	50,556	67,949	96,543
Production Costs	(16,257)	(25,976)	(24,645)	(28,097)	(31,431)
Costs of Labor	(1,602)	(1,660)	(1,767)	(2,008)	(2,099)
Repairs and Maintenance	(958)	(1,828)	(1,563)	(2,076)	(2,421)
Materials, supplies and fuel consumed and supplies utilized	(6,486)	10,775)	(9,540)	(20,253)	(9,704)
External services, insurances, security and others	(3,605)	(6,938)	(6,388)	(6,634)	(7,979)
Operation office and staff expenses	(3,607)	(4,776)	(5,388)	(7,126)	(9,228)
Additional Natural Gas supply costs after price adjustment Royalties		(7,982)	(7,402)	(15,016)	(30,892)
DD&A Expenses	(13,672)	(16,931)	(17,223)	(19,851)	(17,690)
Income (loss) before income taxes	29,304	7,048	1,286	4,984	16,530
Income tax expense(2)	(8,791)	(1,974)	(373)	(1,470)	(4,876)
Results of operations from producing activities	20,513	5,075	913	3,514	11,654

(1)	Income after deductions for Graña y Montero Petrolera S.A.’s share of government royalties according to contract obligations. There are no sales or transfers to our company’s other operations.
(2)

In 2014, the legal tax rate was 30%. In 2015, the legal tax rate was 28%, and during 2016, the legal tax rate was 27%. In 2017, the Peruvian government increased the legal tax rate to 29.5%. In 2018, the Peruvian government retained the legal tax rate at 29.5%.

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

The following chart shows standardized measures of discounted future net cash flows for the periods indicated:

	2014	2015	2016	2017	2018
	(in US$ thousands)
Future Cash inflows	251,695	1,461,565	1,106,849	1,436101	2,041,128
Future production costs	(72,857)	(507,212)	(285,608)	(776,847)	(1,446,949)
Future development costs	(37,423)	(368,873)	(463,224)	(221,557)	(232,432)
Future production and development costs	(110,280)	(876,085)	(748,832)	(998,404)	(1,679,381)
Future income tax expenses	(37,264)	(153,178)	(105,615)	(129,121)	(106,715)
Future Net cash flows	104,151	432,301	252,402	308,577	255,031
10% annual discount for estimates timing of cash flows	(29,483)	(209,039)	(115,028)	(168,224)	(115,518)
Standardized measure of discounted Future Net Cash Flow s	74,668	223,262	137,374	140,353	139,514

(1)

For oil volumes, per barrel prices after deductions of Graña y Montero Petrolera S.A.’s share government royalties used in determining future cash inflows for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 were US$77.33, US$45.59, US$38.54, US$49.82, and US$64.72, respectively. For gas volumes, gas price is linked to the oil price according to the gas purchase contract.

(2)

Production costs and developments costs relating to future production of proved reserves are based on the continuation of existing economic conditions. Future estimated decommissioning costs are included.

(3)	Taxation is computed using the appropriate year-end statutory corporate income tax rates.
(4)	Future net cash flows from oil production are discounted at 10% regardless of assessment of the risk associated with its production activities.

F.	Changes in Standardized Measure of Discounted Future Net Cash Flows

The following chart shows changes in standardized measures of discounted future net cash flows for the periods indicated:

	2014	2015	2016	2017	2018
	(in US$ thousands)
Standardized measure of discounted Future Net Cash Flows, beginning of the year.	97,474	74,668	223,262	137,374	140,353
Revenue less production and other costs	(75,490)	(103,058)	(75,202)	(96,045)	(127,974)
Net changes in future development costs	11,497	(185,387)	(53,464)	94,388	(6,204)
Changes in price, net of production costs	(53,214)	(284,832)	560	(109,168)	(68,095)
Development cost incurred	13,126	17,179	19,161	22,905	29,218
Revisions of previous quantity estimates	23,273	674,418	(54,052)	27,456	72,852
Accretion of discount	16,836	67,666	55,438	70,152	99,822
Net change in income taxes	9,286	(53,715)	21,327	(85)	427
Timing difference and other	31,879	(16,330)	(343)	(6,623)	(886)
Standardized measure of discounted Future Net Cash Flows, end of the year	74,668	223,262	137,374	140,353	139,514

EXHIBIT INDEX

Exhibit Number	Description

1.01*	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02**	Deposit Agreement, dated as of December 31, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

10.01***	Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.1***	Amendment No. 1, dated as of December 22, 2015, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.2***	Amendment No. 2, dated as of February 1, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.3***	Amendment No. 3, dated as of February 12, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.4***	Amendment No. 4, dated as of February 29, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.5***	Amendment No. 5, dated as of April 15, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.6***	Waiver and Amendment No. 6, dated as of September 15, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.7***	Amendment No. 7, dated as of December 16, 2016, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.8*** +	Amendment No. 8, dated as of June 27, 2017, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.01.9***	Amendment No. 9, dated as of October 12, 2017, to the Credit Agreement, dated as of December 10, 2015, by and among, inter alia, Graña y Montero, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

10.02***	Loan Agreement, dated as of June 27, 2017, by and among, inter alia, Graña y Montero, as borrower, and Natixis, New York Branch, as administrative agent.

10.02.1***	Waiver and Amendment, dated as of March 26, 2018, to the Credit Agreement, dated as of June 27, 2017, by and among, inter alia, Graña y Montero, as borrower, and Natixis, New York Branch, as administrative agent.

Exhibit Number	Description

10.03***	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, Graña y Montero, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.

10.04***	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.

10.05***	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among Graña y Montero, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.

10.05.1***	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.

10.05.1.1***	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05.1.2***	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05.1.3***	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.01****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.02****	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

16.01***	Letter dated May 15, 2018 by Gaveglio, Aparicio y Asociados S.C. de R.L., a member firm of PricewaterhouseCoopers, as required by Item 16F of Form 20-F.

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

101. LAB	XBRL Taxonomy Extension Label Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated herein by reference to exhibit 1.01 of the Registrant’s Form 20-F (File No. 333-172855) filed with the SEC on April 30, 2014.
**	Incorporated herein by reference to exhibit 1 to the Registrant’s registration statement on Form F-6 (File No. 333-228727) filed with the SEC on December 10, 2018.
***	Incorporated herein by reference to the Registrant’s Form 20-F (File No. 333-172855) filed with the SEC on May 15, 2018.
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