Form 20-F
period 2019-12-31
Grana & Montero S.A.A.
filed 2020-06-15
CIK 1572621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Tel. 011-51-1-213-6565

relacion.inversionistas@gym.com.pe

Av. Paseo de la República 4667

Surquillo

Lima 34, Peru

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value s/1.00 per share, American Depositary Shares, each representing five Common Shares	GRAM	New York Stock Exchange* New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of the American Depositary Shares representing those common shares.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation

pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2019	871,917,855 shares of common stock

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

ii

PART I.

INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company,” “the group” and “Graña y Montero” in this annual report are to Graña y Montero S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. In this annual report, we refer to our principal subsidiaries, joint operations, joint ventures and associated companies as follows: (i) in our Engineering and Construction (“E&C”) segment: GyM S.A. as “GyM”; Vial y Vives—DSD S.A. as “Vial y Vives—DSD”; GMI S.A. as “GMI”; Morelco S.A.S. as “Morelco”; (ii) in our Infrastructure segment: Norvial S.A. as “Norvial”; Survial S.A. as “Survial”; Concesión Canchaque S.A. as “Canchaque”; GyM Ferrovías S.A. as “GyM Ferrovías”; Concesionaria La Chira S.A. as “La Chira”; GMP S.A. as “GMP”; and Concar S.A. as “Concar”; (iii) in our Real Estate segment: Viva GyM S.A. as “Viva GyM” and Inmobiliaria Almonte S.A.C. as “Almonte”. For more information on our subsidiaries, joint operations, joint ventures or associated companies, see notes 6a, 6c and 15 to our audited annual consolidated financial statements included in this annual report.

The gas pipeline concession of Gasoducto Sur Peruano S.A. (“GSP”) was terminated on January 24, 2017, and, as a result, we have recognized impairments with respect to our investment in and account receivables from GSP and our participation in the related construction consortium (Consorcio Constructor Ductos del Sur, or “CCDS”). Both GSP and CCDS are in the process of being liquidated. Additionally, we have recently sold certain assets and businesses, including: on April 24, 2017, the sale of our interest in Compañía Operadora de Gas del Amazonas (“COGA”); on June 6, 2017, the sale of our interest in GMD S.A. (“GMD”); on April 11, 2018, the sale of our interest in Stracon GyM S.A. (“Stracon GyM”); and, on December 4, 2018, the sale of our interest in CAM Chile S.A. (“CAM”) and CAM Servicios del Perú S.A. (“CAM Servicios”). In addition, we are in the process of marketing for sale our subsidiary Adexus S.A. (“Adexus”), which entered into Chilean bankruptcy proceedings on November 19, 2019. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments (2017—2020)—Asset Sales.”

The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; the term “sol” and the symbol “S/” refer to the legal currency of Peru; the term “Chilean peso” and the symbol “CLP” refer to the legal currency of Chile; and the term “Colombian peso” and the symbol “COP” refer to the legal currency of Colombia.

Presentation of Financial Information

Our consolidated financial statements included in this annual report have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our annual consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 have been audited by Moore Assurance S.A.S. (a member firm of Moore Global Network Limited) in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our consolidated financial statements for the year ended December 31, 2017 included in this annual report were restated in our annual report on Form 20-F for the fiscal year ended December 31, 2018. In our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2017, we inadvertently presented the gain on the sale of GMD under “Gain from the sale of investments” in error and, accordingly, we restated our 2017 income statement and the related notes to reflect GMD as a discontinued operation. The previously issued consolidated financial statements of the company for the 2017 fiscal year (and the related audit opinion) included in the company’s annual report on Form 20-F for the year ended December 31, 2017 should not be relied upon. For more information, see note 2.31 to our audited annual consolidated financial statements included in this annual report.

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

As a result of the sale of GMD on June 6, 2017, we present GMD as a discontinued operation in our audited annual consolidated financial statements for the years ended December 31, 2017, 2018 and 2019. We have also reclassified our selected financial information for the years ended December 31, 2015 and 2016 included in this annual report to show GMD as a discontinued operation. In addition, (i) on December 4, 2018, we sold our interests in each of CAM and CAM Servicios, (ii) on April 11, 2018, we sold our interest in Stracon GyM, and (iii) we are in the process of marketing for sale our subsidiary Adexus. As a result, we present CAM, CAM Servicios and Stracon GyM as discontinued operations, and Adexus as an investment held for sale, in our audited annual consolidated financial statements for the years ended December 31, 2018 and 2019. We have also reclassified our consolidated financial statements for the years ended December 31, 2017, and the selected financial information for the years ended December 31, 2015 and 2016 included in this annual report to show CAM, CAM Servicios and Stracon GyM as discontinued operations and Adexus as an investment held for sale. We have also revised historical backlog data included in this annual report to exclude the presentation of entities that are presented as discontinued operations.

We requested that the staff of the U.S. Securities and Exchange Commission (the “SEC”) grant relief from the financial statement filing requirements of Rule 3-09 of Regulation S-X (“Rule 3-09”) pursuant to Section 2430 of the Division of Corporation Finance Financial Reporting Manual, with respect to our investment in GSP. The SEC has not granted our company’s waiver request and, as a result, our company was required to file with the SEC separate financial statements for GSP for 2015, 2016 and 2017, with 2016 being audited. However, it has been impracticable for our company to comply with this requirement, because the audit opinion that was issued with respect to GSP’s 2016 financial statements included a disclaimer; our company’s loss of significant influence over GSP; and GSP’s limited management as the entity is in insolvency proceedings. We believe that GSP’s financial statements would not provide additional material information to investors. However, we cannot assure you that that the SEC will not take actions against our company relating to our non-compliance, and, among other matters, in the event of a capital raise, our company may be temporarily unable to have a registration statement for a public offering of securities in the United States declared effective by the SEC. For more information, see “Item 3.D. Key Information —Risk Factors—Risks Related to Recent Developments (2017 - 2020)—Our inability to provide audited financial statements for GSP in accordance with Rule 3-09 may result in enforcement actions by the SEC or may, among other matters, cause us to be unable to complete a public offering in the United States.” For more information on GSP, see notes 5(e) and 15 to our audited annual consolidated financial statements included in this annual report.

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

We have translated some of the soles amounts contained in this annual report into U.S. dollars and some U.S. dollars amounts contained in this annual report into soles, for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles amounts to U.S. dollars and U.S. dollars amounts into soles was S/3.317 to US$1.00, which was the exchange rate reported for December 31, 2019 by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). We present our backlog in U.S. dollars. For contracts denominated in soles or other local currencies, amounts have been converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. When we present our ratios of backlog and revenues in this annual report, we similarly convert our revenues, which are reported in soles, into U.S. dollars based on the exchange rate reported for December 31 of the corresponding year. For conversions of macroeconomic indicators (particularly in “Item 5.D. Operating and Financial Review and Prospects—Trend Information” in this annual report), average annual exchange rates for the currencies of each of the countries addressed are used. The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Backlog

This annual report includes our backlog for our Engineering and Construction (E&C), Infrastructure and Real Estate segments. We do not include backlog in this annual report in our Infrastructure segment for: (i) our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; and (ii) our Energy line of business because: (a) our revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel stored and dispatched. When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. Backlog is not a measure defined by IFRS, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. Backlog is not audited. We have revised historical backlog data included in this annual report to exclude the presentation of entities that are presented as discontinued operations. For our definition of backlog, see “Item 4.B. Information on the Company—Business Overview—Backlog.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.”

The GSP gas pipeline concession was terminated on January 24, 2017, which had a significant impact on our backlog for our E&C and our consolidated backlog. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments (2017—2020)—Termination of the Gasoducto Sur Peruano Concession.”

Reserves Estimates

This annual report includes our estimates for proved reserves in Blocks I and V, where GMP provides hydrocarbon extraction services to, and Blocks III and IV, where GMP extracts hydrocarbon under license agreements with, Perupetro S.A. (“Perupetro”). These reserves estimates were prepared internally by our team of engineers and have not been audited or reviewed by any independent external engineers. For further information on these reserves estimates, see “Item 3.D. Key Information—Risks Related to Our Company—Additional Risks Related to our Infrastructure Business” and “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Lines of Business—Energy—Oil and Gas Production.”

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the engineering and construction, infrastructure and real estate services industries in Peru and elsewhere in Latin America. We have made these estimates on the basis of our management’s knowledge and statistics and other information, which we believe to be the most recently available as of the date of this annual report, from government agencies, industry professional organizations, industry publications and other sources. While we believe these estimates to be accurate as of the date of this annual report, we have not independently verified the data from third-party sources and our internal data has not been verified by any independent source. We paid Great Place to Work ® Institute, a human resources consulting, research and training firm, for our employees to participate in their market survey referenced in this annual report (Copyright © 2019 Great Place to Work ® Institute, Inc. All rights reserved.). In this annual report we present gross domestic product (“GDP”) both on a nominal and real basis. Real GDP is nominal GDP adjusted to exclude the effect of inflation. Unless otherwise indicated, references to GDP are to real GDP.

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

In this annual report, we use the term “accident incidence rate” with respect to our E&C segment, which is calculated as the number of injuries divided by the total number of hours worked by all full-time employees of our E&C segment during the relevant year divided by 200,000 (which reflects 40 hours worked per week in a 50-week year by 100 equivalent full-time workers).

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including, among others:

•

the impact that the ongoing Novel Coronavirus 2019 (“COVID-19”) pandemic, and governments’ extraordinary measures to limit the spread of the virus, will ultimately have on economic activity and the industries in which we operate;

•	the impact on our business reputation from our past association with Odebrecht S.A. (“Odebrecht”) affiliates in Peru;

•

the potential effects of investigations of our company and certain of our former directors and senior management, or any future investigations, regarding corruption or other illegal acts, including the outcome from our ongoing settlement and cooperation agreement discussions with Peruvian authorities;

•

the potential impact of the class action civil lawsuit against our company and certain of our former directors and former and current executive officers, including the outcome of ongoing settlement discussions;

•

uncertainty with regards to the timing and amount of any payment we are entitled to receive as an equity investor and creditor of GSP in connection with the government payment required as a result of the termination of the GSP pipeline concession;

•	our ability to fund our working capital and other obligations through cash flow from operating activities, financing sources or the sale of assets;

•	our ability to comply with the covenants in our debt instruments or obtain waivers in the event of non-compliance;

•	our ability to obtain financing on favorable terms, including our ability to obtain performance bonds and similar financings required in the ordinary course of our business;

•	our ability to consummate asset sales or other strategic transactions on favorable terms on a timely basis, or at all;

•	global macroeconomic conditions, including commodity prices;

•

economic, political and social conditions in the markets in which we operate, including as a result of political disputes between the executive branch and congress in Peru, and widespread protests in Chile and, to a lesser extent, Colombia;

•

major changes in government policies at the national, regional or municipal levels, including in connection with infrastructure concessions, investments in infrastructure and affordable housing subsidies;

•	social conflicts that disrupt infrastructure projects, particularly in the mining sector;

•	interest rate fluctuation, inflation and devaluation or appreciation of the sol or Chilean peso or Colombian peso in relation to the U.S. dollar (or other currencies in which we receive revenue);

•	our backlog may not be a reliable indicator of future revenues or profit;

•	the cyclical nature of some of our business segments;

•	the level of capital investments and financings available for infrastructure projects of the types that we perform, both in the private and public sectors;

•	competition in our markets, both from local and international companies;

•	volatility in global prices of oil and gas, including as a result of disputes among OPEC members;

•	changes in real estate market prices, customer demand, preference and purchasing power, and financing availability and terms;

•	our ability to obtain zoning and other license requirements for our real estate development;

•	changes in tax, environmental, health and safety, or other laws and regulations;

•	natural disasters, severe weather or other events that may adversely impact our business; and

•	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors.”

The forward-looking statements in this annual report represent our expectations and forecasts as of the date of this annual report. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting economic activity and the industries in which we operate, and consequently adversely affecting our business, results of operation and financial condition and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have on our company.

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

The following selected financial data as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited annual consolidated financial statements included in this annual report. The following selected financial data as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015 and 2016 have been derived from our audited annual consolidated financial statements not included in this annual report. Our annual consolidated financial statements for the years ended December 31, 2017, 2018 and 2019 have been audited by Moore Assurance S.A.S. (a member firm of Moore Global Network Limited) in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our consolidated financial statements for the year ended December 31, 2017 included in this annual report were restated in our annual report on Form 20-F for the year ended December 31, 2018. For more information, see note 2.31 to our audited annual consolidated financial statements included in this annual report and “Item 5. Operations and Financial Review and Prospects—Overview—Restatement of Financial Results for Fiscal Year 2017.”

	For the year ended December 31,
	2015	2016(1)	2017 Restated	2018	2019(1)	2019(1)
		(in millions of S/)				(in millions of US$)(2)
Income Statement Data:
Revenues	5,542.3	4,137.3	4,014.0	3,899.5	4,085.0	1,231.5
Cost of sales	(5,210.6)	(3,821.2)	(3,511.6)	(3,225.0)	(3,643.2)	(1,098.4)

Gross profit	331.7	316.1	502.5	674.5	441.8 (3)	133.2
Administrative expenses	(291.3)	(278.3)	(322.5)	(278.4)	(213.9)	(64.5)
Other income and expenses, net(3)	18.3	(21.9)	(33.3)	(61.2)	(324.9)	(97.9)
Profit (losses) from sale of investments	—	46.3	34.5	—	(1.9)	(0.6)
Other (expenses) income, net	0.3	(0.5)	0.5	—	—	—

Operating profit (loss)	58.4	61.8	181.7	334.7	(98.9)	(29.8)
Financial (expense) income, net(3)	(97.7)	(179.8)	(137.0)	(197.1)	(157.1)	(47.3)
Share of the profit and loss obtained from associates and joint ventures under the equity method of accounting	24.4	(590.1)	0.5	(3.7)	(218.8)	(66.0)
Profit (loss) before income tax	(14.9)	(708.1)	45.1	133.9	(474.7)	(143.1)
Income tax	(78.7)	152.2	(46.3)	(113.3)	(320.0)	(96.5)
Profit (loss) from continuing operations	(93.5)	(556.0)	(1.2)	20.6	(794.7)	(239.6)
Profit (loss) from discontinued operations	149.1	104.4	210.4	36.8	(44.0)	(13.3)

Net profit (loss)	55.6	(451.6)	209.2	57.4	(838.6)	(252.8)
Net profit (loss) attributable to controlling interest(4)	7.1	(509.7)	148.7	(83.2)	(884.7)	(266.7)
Net profit (loss) attributable to non-controlling interest(4)	48.5	58.1	60.5	140.6	46.1	13.9

(1)

For the effects on our results of operations for 2016 and 2019 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments (2017—2020)” and notes 5(e) and 15 to our audited annual consolidated financial statements included in this annual report. In particular, in 2016 we recognized an impairment to our investment in GSP of S/593.1 million, which is recorded in Share of the profit and loss obtained from associates and joint ventures under the equity method of accounting. As of December 31, 2019, we impaired the remaining amount of our investment in GSP. In 2019, we also recognized an impairment of US$81.5 million (S/276 million) to the long-term account receivables from GSP; adjusted the net present value of the account by US$17 million (S/58 million) pursuant to IFRS rules; and wrote off US$54 million (S/180 million) on the deferred income tax asset associated with the company’s investment in GSP, which are recorded, primarily, in Other income and expenses, net, Share of the profit and loss obtained from associates and joint ventures under the equity method of accounting, and Income tax.

(2)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 31, 2019.
(3)

Reflects exchange losses due to the depreciation of the sol against the U.S. dollar and our U.S. dollar denominated liabilities. For more information, see note 27 to our audited annual consolidated financial statements included in this annual report.

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

	As of December 31,
	2015	2016(1)	2017	2018	2019(1)	2019(1)
Balance Sheet Data:		(in millions of S/)				(in millions of US$)(2)
Total current assets	5,200.4	4,328.7	3,891.9	2,985.5	2,865.3	863.8
Cash and cash equivalents(3)	554.0	607.0	626.2	801.1	949.0	286.1
Accounts receivables	2,143.3	1,862.5	2,381.9	1,631.2	1,302.9	392.8
Outstanding work in progress	1,278.2	680.9	61.8	28.5	49.4	14.9
Inventories(4)	1,159.2	1,104.3	770.7	514.0	552.6	166.6
Other current assets	65.7	74.0	51.3	10.7	11.4	3.4
Total non-current assets	3,699.6	4,718.0	4,775.7	4,197.1	3,333.8	1,005.1
Long-term accounts receivables(5)	687.8	1,754.4	2,180.8	2,133.5	1,623.6	489.5
Investments in associates and joint ventures	637.0	389.8	268.7	257.8	37.0	11.2
Property, plant and equipment	1,111.8	1,113.6	865.7	470.6	443.9	133.8
Intangible assets(6)	878.3	960.3	940.1	847.1	853.3	257.3
Other non-current assets	384.7	499.9	520.4	488.1	376.0	113.3
Total current liabilities	4,092.3	4,537.0	3,549.2	2,665.8	2,470.8	744.9
Short-term borrowings	1,265.1	2,007.1	1,093.4	865.6	499.0	150.4
Accounts payable(7)	2,779.6	2,453.1	2,356.7	1,768.1	1,810.3	545.8
Other current liabilities	47.6	76.8	99.1	32.1	161.5	48.7
Total non-current liabilities	1,725.8	2,019.9	2,529.4	2,048.9	1,847.5	557.0
Long-term borrowings	1,310.3	1,341.0	1,544.2	1,274.1	1,224.1	369.0
Other non-current liabilities	415.5	678.9	985.2	774.8	623.4	188.0
Capital stock	660.1	660.1	660.1	729.4	871.9	262.9
Shareholders’ equity	2,558.8	1,980.4	2,123.3	2,088.4	1,477.8	445.5
Non-controlling interest	523.1	509.3	465.7	401.6	398.3	120.1

(1)

For the effects on our financial condition as of December 31, 2016 and 2019 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments (2017—2020)—Termination of the Gasoducto Sur Peruano Concession” and notes 5(e) and 15 to our audited annual consolidated financial statements included in this annual report. In particular, in 2016 we recognized an impairment to our investment in GSP of S/593.1 million, which is recorded in Share of the profit and loss obtained from associates and joint ventures under the equity method of accounting. As of December 31, 2019, we impaired the remaining amount of our investment in GSP, which is recorded in Investments in associates and joint ventures. In 2019, we also recognized an impairment of US$81.5 million (S/276 million) and adjusted the net present value of the account by US$17 million (S/58 million) pursuant to IFRS rules, which are recorded in Long-term account receivables; and wrote off US$54 million (S/180 million) on the deferred income tax asset associated with the company’s investment in GSP, which is recorded in Other non-current assets.

(2)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 31, 2019.
(3)

As of December 31, 2019, includes reserved funds in the amount of S/552.4 million (US$166.5 million), which funds are held in trusts for purposes of the group’s engineering and construction, real estate and infrastructure projects and certain of the group’s outstanding bonds. For more information, see note 9 to our audited annual consolidated financial statements included in this annual report.

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

(6)

We recognize our investments in the construction of the highway of our Norvial concession as intangible assets. See note 17 to our audited annual consolidated financial statements included in this annual report.

(7)

Includes S/607.1 million, S/810.8 million, S/726.3 million, S/496.5 million and S/307.8 million in advance payments made by our clients as of December 31, 2015, 2016, 2017, 2018 and 2019, respectively, in connection with our E&C segment and the operation and maintenance of infrastructure assets contracts. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Engineering and Construction” and note 21 to our audited annual consolidated financial statements included in this annual report.

	As of and for the year ended December 31,
	2015	2016(1)	2017 Restated	2018	2019(1)	2019(1)
	(in millions of S/)					(in millions of US$)(2)
Other Data:
EBITDA(3) (in millions of S/ or US$)	538.4	(240.5)	572.3	695.9	(159.0)	(47.9)
Gross margin	6.0%	7.6%	12.5%	17.8%	10.8%	—
EBITDA margin(4)	9.7%	(5.8)%	14.3%	14.3%	(3.9)%	—
Outstanding shares (thousands)	660,054	660,054	660,054	729,434	871,918	—
Profit (loss) per share (in S/or US$)	0.08	(0.68)	0.31	(0.08)	(1.02)	(0.31)
Profit (loss) attributable to controlling interest per share (in S/or US$)	0.01	(0.77)	0.23	(0.13)	(1.08)	(0.32)
Dividend per share (in S/or US$)(5)	0.05	—	—	—	—	—
Net debt(6)/ EBITDA ratio	3.8x	(12.1x )	3.6x	1.9x	(4.8x )	—
Backlog (in millions of US$) (Unaudited)(7)	3,918.4	3,011.6	2,388.4	1,257.2	1,396.4	—
Backlog/revenues ratio (Unaudited)(7)	1.9x	1.8x	1.3x	1.1x	1.2x	—

(1)

For the effects on our results of operations and backlog for 2016 and 2019 resulting from the termination of the GSP gas pipeline concession, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments (2017—2020)—Termination of the Gasoducto Sur Peruano Concession” and notes 5(e) and 15 to our audited annual consolidated financial statements included in this annual report.

(2)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 31, 2019.
(3)	For further information on the definition of EBITDA, see “—Non-GAAP Financial Measure and Reconciliation.”
(4)	Reflects EBITDA as a percentage of revenues.
(5)	Payment of dividends for the year’s profit.
(6)

Net debt is calculated as total borrowings (including current and non-current borrowings) less cash and cash equivalents. Cash and cash equivalents include the reserved funds; see note 9 to our audited annual consolidated financial statements included in this annual report.

(7)

For further information on our backlog, see “Item 4.B. Business Overview—Backlog.” Does not include, in our Infrastructure segment, our Norvial toll road concession and our Energy line of business. Backlog is calculated as of the last day of the applicable year. Revenues are calculated for that year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year, which was S/3.413 to US$1.00 as of December 31, 2015, S/3.36 to US$1.00 as of December 31, 2016, S/3.245 to US$1.00 as of December 31, 2017, S/3.379 to US$1.00 as of December 31, 2018 and S/3.317 as of December 31, 2019. Includes revenues only for businesses included in our backlog.

The following tables set forth summary financial data for each of our business segments. For more information on the results of operations of our segments, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations” and note 7 to our audited annual consolidated financial statements included in this annual report. The effects of the termination of the GSP gas pipeline concession on our results of operations and financial condition for 2016 and 2019 are reflected in Corporate (the Parent Company Operations) and, with respect to CCDS, in our E&C segment.

Beginning on April 1, 2017, we transferred Concar from our former Technical Services segment to our Infrastructure segment. For ease of comparison, the historical segment financial information included in this annual report presents Concar in the Infrastructure segment. This change does not impact our consolidated financial results.

1. Engineering & Construction

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	(in millions of S/)					(in millions of US$)(1)
Income Statement Data:
Revenues	4,352.7	2,936.8	2,331.9	1,960.9	2,797.3	843.3
Cost of sales	(4,244.4)	(2,876.6)	(2,155.4)	(1,898.8)	(2,699.0)	(813.7)

Gross profit	108.3	60.2	176.5	62.1	98.4	29.7
Administrative expenses	(243.6)	(212.0)	(188.2)	(136.1)	(141.4)	(42.6)
Other income and (expenses), net	6.4	(14.2)	(46.5)	(13.5)	9.9	3.0
Other (losses) gains, net	(0.2)	—	—	—	—	—

Operating profit (loss)	(129.2)	(166.1)	(58.1)	(87.5)	(33.1)	(10.0)
Financial (expense) income, net	(96.8)	(50.8)	(38.2)	(67.7)	(68.5)	(20.7)
Share of the profit or loss in associates under the equity method of accounting	15.0	16.5	31.0	11.4	(3.6)	(1.1)

Profit (loss) before income tax	(210.9)	(200.4)	(65.3)	(143.9)	(105.2)	(31.7)
Income tax	(15.2)	19.7	0.9	14.4	(35.5)	(10.7)
Profit from discontinued operations	104.2	87.2	76.8	44.1	—	—

Net profit (loss)	(121.8)	(93.4)	12.4	(85.4)	(140.7)	(42.4)
Net profit attributable to controlling interest	(131.2)	(87.2)	12.1	(86.9)	(137.1)	(41.3)
Net profit (loss) attributable to non-controlling interest	9.3	(5.7)	0.3	1.5	(3.6)	(1.1)

2. Infrastructure

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	(in millions of S/)					(in millions of US$)(1)
Income Statement Data:
Revenues	1,353.1	1,174.8	1,447.9	1,883.3	1,587.3	478.5
Cost of sales	(1,107.2)	(963.4)	(1,187.8)	(1,532.6)	(1,262.9)	(380.7)
Gross profit	245.9	211.4	260.2	350.6	324.4	97.8
Administrative expenses	(67.0)	(66.1)	(63.9)	(68.8)	(71.2)	(21.5)
Other income and (expenses), net	2.0	1.3	5.8	1.4	50.0	15.1
Other (losses) gains, net	(0.1)	(0.5)	0.4	—	—	—
Operating profit	180.8	146.1	202.5	283.0	203.1	61.2
Financial (expense) income, net	(22.9)	(9.6)	(19.5)	(20.1)	(13.2)	(4.0)
Share of the profit or loss in associates under the equity method of accounting	0.9	1.6	1.6	1.6	2.3	0.7
Profit before income tax	158.9	138.1	184.5	264.6	192.2	58.0
Income tax	(46.5)	(39.9)	(55.2)	(80.5)	(80.2)	(24.2)
Net profit	112.4	98.3	129.3	184.0	112.1	33.8
Net profit attributable to controlling interest	93.0	74.4	103.8	152.3	81.3	24.5
Net profit (loss) attributable to non-controlling interest	19.4	23.8	25.5	31.8	30.8	9.3

3. Real Estate

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	(in millions of S/)					(in millions of US$)(1)
Income Statement Data:
Revenues	215.8	411.5	647.5	630.1	264.4	79.7
Cost of sales	(164.0)	(275.0)	(500.2)	(342.2)	(193.6)	(58.4)

Gross profit	51.8	136.5	147.4	288.0	70.8	21.3
Administrative expenses	(20.5)	(28.4)	(21.2)	(50.7)	(22.0)	(6.7)

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	(in millions of S/)					(in millions of US$)(1)
Other income and (expenses), net	1.8	0.8	(3.7)	(2.0)	20.0	6.0
Other (losses) gains, net	—	—	49.0	—	—	—
Profit from the sale of investments	—	—	—	—	—	—

Operating profit	33.0	108.9	171.5	235.3	68.8	20.7
Financial (expense) income, net	(10.9)	(11.6)	(18.3)	(8.3)	(38.5)	(11.6)
Share of the profit or loss in associates under the equity method of accounting	14.9	6.8	0.5	—	0.5	0.1

Profit before income tax	37.0	104.2	153.6	226.9	30.7	9.3
Income tax	(7.6)	(27.1)	(35.9)	(69.2)	(7.0)	(2.1)

Net profit	29.3	77.2	117.7	157.8	23.7	7.2
Net profit attributable to controlling interest(4)	12.4	22.1	48.6	28.9	(5.0)	(1.5)
Net profit (loss) attributable to non-controlling interest(2)	17.0	55.1	69.1	128.9	28.7	8.7

(1)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 31, 2019.
(2)

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

We present EBITDA because we believe it provides readers with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses EBITDA, among other measures, for internal planning and performance measurement purposes. We believe that EBITDA is useful in evaluating our operating performance compared to that of other companies operating in our sectors because EBITDA eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. EBITDA should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The following table sets forth the reconciliation of our net profit to EBITDA on a consolidated basis.

	For the year ended December 31,
	2015	2016	2017 Restated	2018	2019	2019
	(in millions of S/)					(in millions of US$)(1)
Net profit (loss)	55.6	(451.6)	209.2	57.4	(838.6)	(252.8)
Financial expense	518.6	942.5	473.9	630.1	621.7	187.4
Financial income	(420.9)	(762.7)	(336.8)	(433.0)	(464.7)	(140.1)
Income tax	78.7	(152.2)	46.3	113.3	320.0	96.5
Depreciation and amortization	306.4	183.4	179.7	189.5	202.6	61.1

EBITDA	538.4	(240.5)	572.3	557.3	(159.0)	47.9

(1)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 1, 2019.

The following table shows a reconciliation of the EBITDA for our three segments, Parent company operations and intercompany eliminations:

	For the year ended December 31,
	2015	2016	2017 Restated	2018	2019	2019
	(in millions of S/)					(in millions of US$)(1)
Engineering and construction	231.3	19.3	120.0	19.2	2.9	0.9
Infrastructure	272.2	237.1	300.9	411.5	355.5	107.2
Real estate	52.8	121.4	177.3	241.0	76.2	23.0
Parent company operations	(34.1)	(1,025.2)	125.9	(27.8)	(1,077.3)	(324.8)
Intercompany eliminations	16.2	406.2	(151.8)	(86.6)	483.7	145.8

EBITDA	538.4	240.5	572.3	557.3	(159.0)	(47.9)

(1)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 31, 2019.

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

1. Engineering & Construction

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	(in millions of S/)					(in millions of US$)(1)
Net profit (loss)	(48.8)	(93.5)	12.4	(85.4)	(140.7)	(42.4)
Financial expense	375.8	555.8	212.3	284.7	252.2	76.0
Financial income	(279.0)	(505.0)	(174.1)	(217.0)	(183.7)	(55.4)
Income tax	15.2	(19.7)	(0.9)	(14.4)	35.5	10.7
Depreciation and amortization	168.1	81.6	70.3	51.3	39.6	11.9

EBITDA	231.3	19.3	120.0	19.2	2.9	0.9

2. Infrastructure

2.1 Full Segment

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	(in millions of S/)					(in millions of US$)
Net profit	112.4	98.3	129.7	184.0	112.1	38.8
Financial expense	78.2	101.7	62.6	143.1	127.0	38.3
Financial income	(55.3)	(92.0)	(43.1)	(123.1)	(113.8)	34.3
Income tax	46.5	39.9	55.2	80.5	80.2	24.3
Depreciation and amortization	90.5	90.0	96.9	126.8	150.0	45.2

EBITDA	272.3	237.8	300.9	411.5	355.5	107.2

2.2 All Toll Roads

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	(in millions of S/)					(in millions of US$)
Net profit	53.5	44.9	55.0	29.2	(0.8)	(0.2)
Financial expense	10.8	14.9	7.7	28.6	34.8	10.5
Financial income	(14.8)	(9.6)	(3.5)	(7.2)	(10.3)	(3.1)
Income tax	18.8	15.5	20.9	8.8	6.9	2.1
Depreciation and amortization	10.9	11.1	11.0	42.9	46.6	14.0

EBITDA	79.2	76.8	91.1	102.3	77.4	23.3

2.3 Mass Transit

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	(in millions of S/)					(in millions of US$)(1)
Net profit	18.8	23.9	19.5	87.1	81.4	24.5
Financial expense	7.9	20.5	18.4	72.5	43.6	13.1
Financial income	(4.9)	(25.8)	(14.0)	(87.0)	(65.9)	(19.9)
Income tax	8.1	10.9	9.5	38.0	39.6	11.9
Depreciation and amortization	0.1	0.1	0.1	0.2	0.3	0.1

EBITDA	30.0	29.6	33.5	110.8	99.2	29.9

2.4 Energy

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	(in millions of S/)					(in millions of US$)(1)
Net profit	20.2	12.0	38.1	65.0	52.8	15.9
Financial expense	50.3	61.7	34.8	37.9	46.1	13.9
Financial income	(30.5)	(52.0)	(23.3)	(26.9)	(34.9)	(10.5)
Income tax	7.7	5.3	13.2	26.3	22.9	6.9
Depreciation and amortization	74.2	72.5	79.4	76.6	93.8	28.3

EBITDA	121.8	99.5	142.1	178.9	180.8	45.5

3. Real Estate

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	(in millions of S/)					(in millions of US$)(1)
Net profit	29.3	77.2	117.7	157.8	23.74	7.1
Financial expense	47.7	65.1	36.0	25.2	58.8	17.7
Financial income	(36.8)	(53.5)	(17.7)	(16.9)	(20.3)	(6.1)

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	(in millions of S/)					(in millions of US$)(1)
Income tax	7.6	27.1	35.9	69.2	7.0	2.1
Depreciation and amortization	4.9	5.6	5.3	5.7	7.0	2.1

EBITDA	52.8	121.4	177.3	241.0	76.2	23.0

(1)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 31, 2019.
(2)

Our E&C segment EBITDA includes S/15.0 million, S/16.5 million, S/31.0 million, S/11.4 million and S/3.8 million in 2015, 2016, 2017, 2018 and 2019, respectively, which represents GyM’s 43.3% equity interest in Viva GyM’s net profit.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Recent Developments (2017—2020)

The ongoing COVID-19 pandemic and government measures to contain the spread of the virus are disrupting economic activity in the countries where we operate and adversely affecting our business, results of operations and financial condition.

The recent outbreak of the Novel Coronavirus 2019 (COVID-19) pandemic, which has been declared by the World Health Organization to be a “public health emergency of international concern,” has spread across the world since the end of 2019. The virus has spread significantly in Latin America to date, and we cannot assure you that the virus will not spread more widely in the region. In such event, the countries where we operate are likely to have less resources to address the health care effects of the pandemic. In response, countries around the world—including Peru as well as Chile and Colombia—have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions, requiring closures of non-essential businesses, establishing restrictions on public gatherings, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions. Depending on how the spread of the virus continues to evolve, governments may extend these measures for longer periods.

The COVID-19 pandemic and these government measures have significantly increased economic uncertainty and are likely to cause a global recession. Moreover, the impact of the pandemic on economic activity has been sudden and severe, and we cannot predict the extent to which economies in the countries where we operate will ultimately be impacted. Even if the initial outbreaks of COVID-19 subside, we cannot predict whether subsequent outbreaks will reoccur, or whether governments will implement longer-term measures that continue to affect economic activity and capital investment levels. As a result, the negative impact of COVID-19 may continue well beyond the containment of the virus. In response to the sudden decline in economic activity, governments around the world, including in Latin America, have announced large stimulus programs to assist families and businesses. However, we cannot assure you that these programs will be sufficient to reactivate economy activity; moreover, the governments in the countries where we operate are likely to have less resources to stimulate their local economies.

The COVID-19 pandemic is significantly and adversely affecting our business, results of operations and financial condition. From mid-March through the end of May 2020, substantially all of our engineering and construction and real estate projects were mandatorily shut down. Although certain projects are gradually resuming, we cannot assure you when we will be able to resume work on our projects in full. Our infrastructure operations, which have for the most part been declared essential businesses, have continued; however, certain of our infrastructure businesses have been adversely affected, in particular, by the sharp decline in traffic volumes and oil and gas prices (also due to the dispute in March among OPEC member countries). Our results and operations of the first quarter of 2020 were adversely impacted by the pandemic. We expect that our results of operations for the second quarter of 2020 will be significatively more impacted, as adverse conditions have persisted for a longer period during the second quarter. We are evaluating measures to reduce our expenses and preserve liquidity. However, depending on how long current conditions persist and unless we are able to benefit from government stimulus programs, the pandemic is likely to have a material adverse effect on our business, results of operation and financial condition.

Our reputation has been adversely affected by our association with Odebrecht’s affiliates in Peru

We participated in six construction and operation of infrastructure projects in Peru with affiliates of Odebrecht during the period from 2005 to 2017. Our reputation has been adversely affected as a result of the plea agreements and criminal convictions of Odebrecht and certain key persons related to Odebrecht in connection with corruption, money laundering and criminal organization. Peruvian authorities have initiated criminal investigations into the dealings of Odebrecht’s affiliates in Peru, the scope of which include certain consortia in which we participated. Moreover, as a result, our company and certain of our former directors and senior management are the subject of criminal investigations relating to corruption allegations. These investigations are ongoing.

In January 2019, Odebrecht executed a settlement and cooperation agreement with the Peruvian government regarding several infrastructure projects in the country, including certain projects in which we participated. Under the agreement, Odebrecht has agreed to pay compensation to the Peruvian government over the course of several years and to cooperate with, and provide evidence to, prosecutors in connection with ongoing investigations by the Peruvian government. Former senior officers of Odebrecht’s affiliate in Peru have indicated to Peruvian prosecutors that certain of our former directors and senior management were aware that Odebrecht had made corrupt payments to government officials in connection with certain projects in which we participated.

In December 2019, we entered into a preliminary settlement and cooperation agreement with the Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel in respect of investigations relating to past projects in which the company participated with Odebrecht and investigations relating to an alleged participation in the “construction club”. The terms of the preliminary settlement and cooperation agreement are confidential in accordance with Peruvian law and under discussion with Peruvian authorities.

Our reputation is a key factor in our clients’ evaluation of whether to engage our services, key industry players’ willingness to partner with us, financial institutions’ willingness to provide us credit, and recruiting and retaining talented personnel to our company. The impact on our business reputation related to our association with Odebrecht and the alleged actions of our former board members and senior management has had, and is likely to continue to have, a material adverse effect on our business, financial condition and results of operations. The outcome of the ongoing investigations and settlement discussions, any new charges or news reports containing new allegations against the company, or other similar developments, could further damage the reputation of the company.

Investigations regarding potential corruption or other illegal acts could have a material adverse effect on our business, financial condition and results of operations

Our company and certain of our subsidiaries, and certain of our former directors and senior management, have been charged in connection with criminal and civil investigations relating to certain of our projects in connection with our association with Odebrecht and in connection with our alleged participation in what is referred to as the “construction club.”

In connection with investigations relating to the IIRSA South project concession (tranche II), the Peruvian criminal prosecutor moved to charge our company and our construction subsidiary, GyM, as criminal defendants in connection with the project. In response, the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) notified us of its decision to formally include our company and GyM in its criminal investigation. We appealed the court’s decision and, in June 2018, the First Court of Appeals of the Superior Court of Lima revoked the judicial order that indicted our company and GyM, among other corporate defendants, in the criminal investigation on charges of collusion and other crimes and rejected the petition, without prejudice, made by the prosecutor to incorporate both companies in the aforementioned process. Nevertheless, in February of 2020, we were notified that the criminal prosecutor had filed a new motion to bring criminal charges against our company and GyM in connection with the IIRSA South project concession (tranche II). We cannot predict the outcome of this motion.

Separately, in connection with these investigations, in December 2018, the Peruvian First National Preparatory Investigation Court resolved to include our company and GyM as civilly-responsible third parties in the investigations related to the IIRSA South project concession (tranche II) and GyM as a civilly-responsible third party in the investigations related to Tranches 1 and 2 of the Lima Metro. These proceedings are ongoing.

Peruvian prosecutors have included José Graña Miró Quesada, a shareholder and the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a shareholder, a former board member of our company and former chairman of our subsidiary GyM, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranche II), in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña Hernando Graña, as well as Juan Manuel Lambarri, the former chief executive officer of our subsidiary GyM, have been charged in connection with Tranches 1 and 2 of the Lima Metro project. In August 2019, José Graña indicated in public statements to the media that he and Hernando Graña had initiated a process of plea bargaining with Peruvian prosecutors in respect of multiple projects in which our company participated with Odebrecht and in respect of the alleged “construction club.” According to José Graña’s public statements, in the plea bargaining process, both he and Hernando Graña are cooperating with the Peruvian prosecutor, which may include providing information related to wrongdoing or knowledge of improper behavior while they were at the company. However, given the confidential nature of these proceedings, the reported information is limited and difficult to verify. We cannot assure you what they will ultimately say to the government, or that their statements will not adversely affect the company’s business.

A conviction of corruption or settlements with government authorities could lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits, debarment from contracting or from participating in bidding processes with the Peruvian government, or other restrictions. Moreover, our alleged involvement in corruption investigations, and any findings or admissions of wrongdoing in such investigations, could further damage our reputation and have a material adverse impact on our ability to compete for business. In addition, such investigations may affect the company’s ability to secure financing in the future. Furthermore, investigations could continue to divert management’s attention and resources from other issues facing our business.

In May 2018, Peruvian Supreme Decree No. 096-2018-EF set forth guidelines to determine the value of assets to be put in trust to guarantee eventual compensation to the Peruvian government that is required for companies that have been partners of companies that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes, which includes our company and our subsidiary GyM. Following discussions with the Peruvian government, in February 2019, we established a trust in favor of the Peruvian government in respect of any liabilities arising from Tranches 1 and 2 of the Lima Metro project and Tranche II of the IIRSA project, to which we assigned shares of our subsidiary GMI, which is estimated to be worth approximately US$23.4 million (S/79.1 million). We cannot assure you that the Peruvian government will not claim the assets set forth in this trust or require that our company place additional assets in trust, nor can we assure you that these assets will fully satisfy any eventual obligations we may have to the Peruvian government.

Management has estimated the value of the company’s contingencies to be approximately US$84.4 million (S/279.8 million), and taking into account the net present value, established a provision in the company’s financial statements in the amount of US$46.6 million (S/153.9 million). This includes amounts in respect of probable liabilities arising from the investigations of Tranche II of the IIRSA project, Tranches 1 and 2 of the Lima Metro project, the GSP project and the “construction club” investigation (described below). We cannot provide assurance that our liability will not exceed the amount estimated by management and provisioned for in the financial statements of the company. Furthermore, if the company is further charged in connection with wrongdoing in respect of other projects, this contingent amount could increase significantly.

We cannot assure you that the scope of the foregoing proceedings will not be expanded to incorporate other projects in which we have been involved, that our company will not be included in other investigations or proceedings as a criminal defendant or civilly-responsible third party in Peru or elsewhere, or that other of our former or current directors and senior management will not be included in the foregoing proceedings. We continue to evaluate alternatives to resolving ongoing investigations against our company and our subsidiary GyM, including the negotiation of a settlement and cooperation agreement with Peruvian authorities. However, we cannot assure you that these investigations will be resolved in a manner that is favorable to our company.

INDECOPI and Peruvian prosecutors have initiated investigations alleging that certain construction companies in Peru, including our company, colluded to receive public contracts

The Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) initiated in 2017 investigations regarding allegations that certain construction companies in Peru, including our subsidiary GyM, colluded as a “construction club” to receive public contracts. In February 2020, INDECOPI initiated an administrative proceeding against several construction companies, including our subsidiary GyM, aiming to impose civil fines on the investigated companies.

Separately, in December 2018, GyM was formally included as a civilly-responsible third party, along with eleven other construction companies, in the criminal investigation conducted by a Peruvian public prosecutor based on facts similar to those under investigation by INDECOPI. In December 2019, the prosecutor criminally charged GyM and another of our subsidiaries, CONCAR, and other companies in the construction sector in Peru, as well as a former director and senior management of our company, with collusion and other alleged crimes. As described above, the company’s management has made estimates, and established provisions, in the company’s audited consolidated financial statements for the investigations in respect of the company and its subsidiaries, including in respect of the company’s alleged participation in what is referred to as the “construction club”. We cannot provide assurance that our liability will not exceed the amount estimated by management and provisioned for in the financial statements of GyM and CONCAR. Furthermore, if GyM, CONCAR or any other subsidiary of the company is further charged in connection with wrongdoing in respect of other projects, this contingent amount could increase significantly.

We cannot assure you that any of our company’s other current or former directors or senior management will not be included in these investigations or proceedings in the future, nor can we predict the outcome of any such investigations or proceedings, the timing thereof or how they may impact our business, financial condition and results of operations. We also cannot predict whether prosecutors or INDECOPI will bring additional investigations or proceedings in the future. We continue to evaluate alternatives to resolving ongoing investigations against our subsidiaries GyM and CONCAR, including the negotiation of a settlement and cooperation agreement with Peruvian authorities. However, we cannot assure you that these investigations will be resolved in a manner that is favorable to our company.

A conviction of corruption or settlements with government authorities could lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits, debarment from contracting or from participating in bidding processes with the Peruvian government, or other restrictions.

We are currently negotiating a settlement and cooperation agreement with Peruvian authorities in connection with the criminal investigations against our company

In December 2019, we entered into a preliminary settlement and cooperation agreement with the Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel in respect of investigations relating to past projects in which the company participated with Odebrecht and investigations relating to an alleged participation in the “construction club”. The terms of the preliminary settlement and cooperation agreement are confidential in accordance with Peruvian law and under discussion with Peruvian authorities.

Although in the preliminary settlement and cooperation agreement, the Peruvian government undertook to enter into a final settlement and cooperation agreement within sixty business days, we have not reached a final agreement, and the parties continue to discuss the terms of the settlement. Although we expect to reach a final agreement with the government, we cannot guarantee that the government will execute the agreement within a reasonable time frame or at all, nor can we guarantee that any final settlement and cooperation agreement will be executed on terms favorable to the company. In particular, we cannot provide assurances that the government will not require compensation in an amount materially greater than the amount we have estimated and provisioned; that our company will be able to pay any compensation required pursuant to the terms of any final settlement and cooperation agreement; or a final settlement and cooperation agreement will not contain measures that restrict the company’s business in the future, including limitations on the company’s ability enter into contracts with the Peruvian government. We also cannot guarantee what impact any settlement and cooperation agreement, which may require admission of wrongdoing, will have on our reputation.

A class action civil lawsuit in the United States may adversely affect our company

A class action civil lawsuit was filed in 2017 against our company and certain of our former directors and former and current executive officers in the United States. In February 2020, we executed a term sheet with the plaintiffs that provides the general terms and conditions for a final settlement agreement. The term sheet stipulates a settlement amount of US$20 million plus interest after a certain time period. The company recorded provisions of US$15 million as of December 31, 2019, and the remaining US$5 million is expected to be covered by the company’s D&O insurance. It is not certain whether the negotiation of a final settlement agreement will be successful, and if so, whether any such agreement will be approved by the court. In such case, we would expect the lawsuit to resume.

If the lawsuit continues to be litigated, we cannot assure you that our position will prevail. If our position does not prevail, the lawsuit may have a material adverse effect on our business, financial condition and results of operations.

There is substantial uncertainty with regard to the amount, timing and manner in which the payment for the termination of the GSP gas pipeline concession will be paid

There is substantial uncertainty with regards to the payment contemplated under the GSP gas pipeline concession contract as a result of the termination of the gas pipeline concession, including with respect to the amount, timing and manner in which the payment will be made, or if it will be made at all.

Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made payment or, to our knowledge, initiated the payment process or the auction process for a new concessionaire. As a result, after the six-month period mandated by the concession contract for the parties to discuss the matter, in October 2019, we asserted our rights against the Peruvian government by filing a request for arbitration before the International Centre for Settlement of Investment Disputes. However, in December 2019 we withdrew our request for arbitration, as required by Peruvian authorities under the preliminary settlement and cooperation agreement we entered into with Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel.

As of the date of this annual report, we are analyzing available contractual and legal options to recover as a creditor of GSP. However, we cannot guarantee that any of these options will be successful, or that we will be able to recover all or any of the amounts owed to the company as a result of the termination of the GSP gas pipline concession on a timely basis, or at all. Failure to receive the expected payment on a timely basis, or at all, would have a material adverse effect on our business, financial condition and results of operations.

We have made certain estimates in our consolidated financial statements with respect to the expected payment for the termination of the GSP contract. As of December 31, 2019, we fully impaired the remaining amount of our investment in GSP. However, we maintain S/544 million (US$164 million) in long-term account receivables as a creditor of GSP.

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

We were in default under certain of our debt instruments during 2017, 2018 and 2019, and we cannot assure you that we will not be in default under our debt instruments in the future, or that we will be able to obtain additional waiver in the event of any future defaults

In 2019, our subsidiary Adexus entered into Chilean bankruptcy proceedings to restructure its outstanding indebtedness and, as a result, we were in default under our loan agreement with CS Peru Infrastructure Holdings LLC. We received a waiver for the default on February 28, 2020. As a result, this indebtedness of US$35 million was recorded as a current liability as of December 31, 2019, of which US$10 million was repaid at the time of the waiver. Also during 2019, our construction subsidiary GyM was under a continuing default under the Financial Stability Framework Agreement with respect to its failure to comply with certain ratios between Tranche A (client invoices) and Tranche B (client provisions). No event of default was formally notified to GyM by the lenders, and GyM procured a waiver from the lenders in July 2019. In addition, during the years 2017 and 2018 we were in default under certain of our debt instruments, including due to: delays in delivering audited financial statements; defaults with respect to certain financial ratio and other covenants; and delays in paying certain amounts outstanding. We procured waivers from our creditors under such instruments.

We cannot assure you that we will not breach the covenants under these or other of our debt instruments in the future and, in such event, that we would be able to obtain the required waivers from our creditors. Failure to successfully obtain waivers could force us to precipitate the sale of assets, including on unfavorable terms, to repay these debt instruments. Moreover, if we are not able to renegotiate the terms of any debt instruments in which we are in default, or repay them promptly, our ability to obtain financings, including performance guarantees or similar financings required under many of our business contracts, would be impaired, which may have a material adverse effect on our business, financial condition and results of operations.

We may be unable to access financing that we need to operate our business on favorable terms or at all

Due to uncertainty relating to the investigations of our company, our creditors and other banks operating in the Peruvian market have placed restrictions on our ability, and the ability of other construction companies, to acquire future credit lines or other financings. We cannot assure you that we will be able to obtain new financings in the future on favorable terms or at all. We may encounter difficulties in obtaining performance bonds or credit support that we require to secure, among other things, bids, advance payments and performance for our projects.

Our ability to obtain financings will also depend in part upon prevailing conditions in credit and capital markets, which are beyond our control. Emerging markets have been affected by changes in the U.S. monetary policy, resulting at times in a withdrawal of investments and increased volatility in the value of their currencies. If interest rates rise significantly in the United States, emerging market economies, including Peru, could find it more difficult and expensive to borrow capital and refinance existing debt. Higher interest rates globally or in Peru would in turn impact our costs of funding.

Currently, volatility and instability due to the ongoing COVID-19 pandemic and government measures to contain the spread of the virus also has, and may continue to, negatively affect the general willingness of lenders to extend credit. At the same time, the COVID-19 pandemic has also put further pressure on our liquidity needs, including for short-term working capital; from mid- March through the end of May, substantially all of our engineering and construction and real estate projects have been mandatorily shut down, and, although work on many of our projects will begin to resume generally, we cannot assure you when we will be able to resume work on our projects in full.

An inability to procure adequate financing or credit on favorable terms or all could have a material adverse effect on our business, financial condition and results of operation.

We may not be able to sell assets on favorable terms or at all

As part of our strategic action plan in response to the termination of the GSP gas pipeline concession, our board of directors approved the sale of certain non-strategic assets, in order to raise funds to make payments in respect of debt related to the termination of the GSP gas pipeline concession. In 2017 and 2018 we undertook multiple divestitures. In addition, we continue marketing for sale our subsidiary Adexus. Moreover we are also evaluating the sale of additional assets, including part of our land bank, which we do not consider to be strategic to our business, to meet our liquidity needs. However, we cannot assure you that we will be able to continue to sell assets on favorable terms or at all. If we are not able to sell assets on a timely basis, our ability to address our liquidity needs may be adversely affected. Conversely, if we sell significant assets, our business and results of operations will be diminished.

We may be subject to takeover transactions, and we cannot assure you that any such transaction, if it were to occur, would be favorable to our shareholders.

We may be increasingly subject to takeover actions, including as a result of uncertainties relating to the ongoing investigations and the effects of the COVID-19 pandemic. In November 2019, IG4 Investimentos Ltda, a Brazilian hedge fund, announced its intention to acquire a significant stake in our company, indicating that it had signed a memorandum of understanding with certain former directors and other shareholders and that it was interested in undertaking a partial public tender offer. Since that announcement, we have received due diligence inquiries from IG4 Investimentos Ltda, which we have responded on the basis of public information. We cannot assure you that IG4 Investimentos Ltda, or any other offeror, will launch (and if launched, consummate) a public tender offer or other acquisition of company securities. If IG4 Investimentos Ltda, or any other offeror, does launch a tender offer or other acquisition transaction, we cannot assure you that the consideration, or other terms and conditions offered to our shareholders pursuant to any tender offer or other acquisition transaction will be favorable to our shareholders. If IG4 Investimentos Ltda, or any other offeror, acquires a significant stake in, or control of, the company, we cannot assure you that the interests of such new controlling or significant shareholders will be aligned with those of the company’s other shareholders.

Risks Related to Our Company

Global economic conditions could adversely affect our financial performance

Global economic conditions, in particular fluctuations in commodity prices and financings costs, may impact our clients’ investment decisions. Should our clients choose to postpone or suspend new investments or delay or cancel the execution of existing projects as a result of global economic conditions, demand for our products and services would decline, which may result in a decline in revenues and in under-utilization of our capacity. Since mid-March of 2020, the ongoing COVID-19 pandemic has disrupted economic activity and is likely to cause a global recession. In addition, our business may be impacted by adverse economic developments even after economic conditions have improved because of the lag time between when investments decisions are made and when the projects are executed. Furthermore, financial difficulties suffered by our clients, joint operation partners, subcontractors or suppliers due to global economic conditions could result in payment delays or defaults, or increase our costs or adversely impact our project execution. Accordingly, a global economic downturn could have a material adverse effect on our financial performance.

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

A major change in government policies could affect our business

Our business is significantly affected by national, regional and municipal government policies and regulations in the countries where we operate, including with respect to infrastructure concessions or similar contracts to the private sector, public spending in infrastructure investment and government housing subsidies, among others. Any adverse change in government policies with respect to these matters could result in a material adverse effect on our business and financial performance. Recently, as a result of the ongoing COVID-19 pandemic, the Peruvian government has recently temporarily shut down substantially all construction activity. Additionally, the Peruvian Congress has suspended the payment of tolls on roads during the period of quarantine.

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

In addition, beginning in October 2019, Chile has suffered from widespread social unrest and vandalism that has had a significant economic and political impact on the country. As a result, the Chilean congress convened a plebiscite initially to be held in March 2020 to determine whether constitutional amendments should be implemented. The vote has been postponed to October 2020 as a result of the COVID-19 pandemic. This process may result in further social unrest and protest and could also result in substantial structural changes in Chile that could adversely impact the private sector, including our operations in the country.

Additionally, beginning in November 2019, Colombia has experienced civic unrest in the form of a national strike and anti-government protests. As such, our Colombian operations could be adversely impacted by changing economic, political and social conditions in Colombia and by the Colombian government’s response to such conditions.

New projects may require the prior approval of local indigenous communities

Peruvian Law No. 29,785, regarding the Prior Consultation Right of Local Indigenous Communities, which was enacted in accordance with the International Labor Organization Convention No. 169 (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo), establishes a prior non-binding consultation procedure (procedimiento de consulta previa). Under this law the Peruvian government must carry out consultation procedures with local indigenous communities, whose rights may be directly affected by new legislative or administrative measures, including the granting of certain permits or new concessions or similar contracts, such as for mining, energy and oil and gas projects. Local indigenous communities do not have a veto right; and therefore, upon completion of this prior consultation procedure, the Peruvian government retains the discretion to approve or reject the applicable legislative or administrative measure. However, we cannot assure you that these consultation procedures will not negatively influence a decision by Peruvian government to grant us a permit, concession or consent and, therefore, adversely affect new projects and concessions. Accordingly, our business and financial performance may be materially and adversely affected.

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

Our backlog may decline in the future. We cannot assure you that we will be able to obtain sufficient contracts in the future in number and magnitude to increase our backlog. Additionally, the amount of new contracts that we obtain can fluctuate significantly from period to period due to factors that are beyond our control.

Moreover, the ratio of our historical backlog to revenues earned in subsequent years is volatile and substantially affected by a number of factors, some of which are outside our control, including levels of contract scope adjustments and our ability to enter into new contracts (which are substantially influenced by general macroeconomic conditions), delays and cancellations, foreign exchange rate movements and our ability to increase the scale of our operations to expand the amount of work we carry out beyond that previously contracted. Accordingly, historical correlations between backlog and revenues may not recur in future periods.

Our success depends on key personnel

Our success depends, to a significant degree, upon the services of our senior management, board of directors and other key personnel. Members of our management team are not subject to non-competition agreements with us. We cannot assure you that we will be successful in retaining our current senior management or members of our board of directors, nor can we assure you that, in such event, we would be able to find suitable replacements. In addition, the success of our business depends on our ongoing ability to attract, train and retain qualified engineers and other personnel. In recent years, the availability in Peru of qualified personnel who have the necessary expertise and experience has been lower than demand and, therefore, competition for human resources has become intense. We cannot assure that we will be able to hire and retain the number of qualified personnel required to meet the needs of, or to grow, our business. If we are unable to attract, train and retain the qualified personnel that we require at reasonable cost, our business and financial performance could be adversely affected.

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

Increases in the prices of energy, raw materials, equipment or wages could increase our operating costs

Our business requires significant purchases of energy, raw materials and components, including, among others, large quantities of fuel, cement and steel, as well as purchases or leases of equipment. Certain inputs used in our operations are susceptible to significant fluctuations in prices, over which we may have little control. The prices of some of these inputs are affected to a significant extent by the prices of commodities, such as oil and iron. Global oil prices increased in 2017, decreased in 2018, increased in 2019 but declined precipitously in March 2020 as a result of a dispute among OPEC members about global prediction levels and the effect on demand caused by the disruption of economic activity associated with the ongoing COVID-19 pandemic. We cannot assure you that oil prices will remain low in the future (although increased oil prices would benefit revenues in our Energy line of business). Substantial increases in the prices of such commodities generally result in increases in our suppliers’ operating costs and, consequently, lead to increases in the prices they charge for their products. Moreover, we do not have long-term contracts for the supply of our key inputs, and, as a result, if prices increase significantly or if we are required to find alternative suppliers, our costs to procure these inputs may increase significantly. In addition, growing demand for labor, especially when coupled with shortages of qualified employees in the countries where we operate, may result in significant wage inflation. To the extent that we are unable to pass along to our clients increases in the prices of our key inputs or increases in the wages that we must pay, our operating margins could be materially adversely impacted.

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

Our consortia and other strategic alliances may be affected by disputes with, or the unsatisfactory performance by, our partners

Although we have a thorough partner selection process, consortia and other strategic alliances that we enter into as part of our business, including arrangements where operating control may be shared with unaffiliated third parties, may involve risks not otherwise present when we operate independently, including: sharing approval rights over major decisions; responsibility for our partners’ unpaid obligations or liabilities; ensuring ethical and compliance behavior; and inconsistencies in our and our partners’ economic or business interests or goals. Any disputes between us and our partners may result in delays, litigation or operational impasses. We may also incur liabilities as a result of action taken by our partners. In addition, if we participate in consortia or other strategic alliances where we are not the controlling party, we may have limited control over operational, financial and other management decisions and actions and the success of the consortium or other strategic alliance will depend largely on the performance of our partners. These risks could adversely affect our ability to transact the business of such consortium or other strategic alliance, and could result in the termination of the applicable concession or contract. Under these circumstances, we may be required to make additional investments and provide additional services to ensure adequate performance and delivery. These additional obligations could result in reduced profits or, in some cases, increased liabilities or significant losses for us. In addition, failure by a partner to comply with applicable laws or regulations could negatively impact our business and, in the case of government contracts, could result in fines, suspension or even debarment from participating in bidding processes. As a result, our business and financial performance could be adversely affected by disputes involving our consortia or other strategic alliances.

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

Failure to comply with, or changes in, laws or regulations could have a material adverse effect on our business and financial performance

We operate in highly regulated industries. Our business and financial performance depends on our and our clients’ ability to comply on a timely and efficient basis with extensive national, regional and municipal laws and regulations relating to, among other matters, environmental, health and safety, building and zoning, labor, tax and other matters. The cost of complying with these laws and regulations can be substantial. In addition, compliance with these laws and regulations can cause scheduling delays. Although we believe we are in compliance with applicable laws and regulations in all material respects, including our concessions or similar contractual obligations, we cannot assure you we have been or will be at all times in full compliance. Failure by us or our clients to comply with these laws and regulations, or our concessions or similar contractual obligations, could result in a range of adverse consequences for our business, including subjecting us to significant fines, civil liabilities and criminal sanctions, requiring us to comply with costly restorative orders, the shutdown of operations, and revocation of permits and termination of concessions or similar contracts. In addition, we cannot assure you that future changes to existing laws and regulations, or stricter interpretation or enforcement of existing laws and regulations, will not impair our ability to comply with such laws and regulations or increase our compliance costs.

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

We may not be able to effectively protect ourselves against financial market risks

Our operations are exposed to financial market risks, such as risks related to exchange rates, commodity prices and interest rates. Fluctuations in currency, commodity prices or interest rates could adversely affect our financial performance. We cannot assure you that derivative financial instruments, if any, will protect us from the adverse effects of financial market risks. While hedging transactions are intended to reduce market risks, such transactions may expose us to other risks, such as counterparty risk. We may not be able to adequately protect ourselves against financial market risks and may not ultimately achieve an economic benefit from our hedging strategy.

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

Our use of the percentage-of-completion method of accounting for our Engineering and Construction segment could result in a reduction of previously recorded profits

In accordance with IFRS, we measure and recognize a large portion of our revenues under the percentage-of-completion accounting methodology which required us to make assumptions and estimates as of the date of the company’s consolidated financial statements.

Revenues from engineering and construction contracts are recognized by the percentage-of-completion method, which requires estimating the contract revenue and contract costs that will be obtained at culmination of work. Accordingly, these projections are determined by management based on their estimated budgets and adjusted periodically to reflect actual performance as work is completed. When changes occur that were not approved in a project’s original scope of work, income is recognized as equivalent to the costs incurred (i.e., no profit is recognized) until such changes have been approved.

Contract revenue and contract costs related to contracts are recognized in the company’s consolidated statement of income for the accounting periods in which the relevant work was executed. However, any expected or likely cost overruns that would exceed total expected revenue under the contract is recorded as an expense at the time of incurrence. In addition, any change in management’s estimates are reflected in contract revenue and contract cost for the period when such estimates are revised. Such adjustments could be material and could result in reduced profitability. In certain contracts, the terms of the agreement allow our customers to withhold certain amounts until construction is completed. Under these contracts, total collection from customers may not be realized until construction is completed.

While management believes that the estimates made pursuant to the percentage-of-completion method at the end of the 2019 year and prior years are reasonable and made in accordance with the above methodology, given the uncertainties associated with these types of contracts and inherent in the nature of some of the industries in which we operate, it is possible for actual costs to vary from estimates previously made, including due to changes in facts and circumstances, which may result in reductions or reversals of previously recorded profits.

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

An increase in import duties and controls, or other restrictions on our obtaining instruments and equipment, may have a material adverse effect on our financial performance

Our future success depends in part on our ability to select and purchase high quality mechanical instruments and equipment at attractive prices. While we have historically been able to do so, such instruments and equipment may become subject to higher import taxes than currently apply. We cannot assure you that there will not be further increases in import taxes, changes in laws related to imports or the imposition of quotas by countries from which we import mechanical instruments and equipment, any of which could have a material adverse effect on our business. Furthermore, our ability to pay our instrument or equipment suppliers could be affected by our failure to obtain, on a timely basis, authorization from the Ministry of Justice pursuant to Law 30737 to make such payments. Law 30737 requires that companies such as our company that have been partners of groups that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes, submit money transfers abroad to the Peruvian Ministry of Justice for pre-approval. We cannot assure you that any such approvals will be granted in a timely manner or at all, and such restrictions may limit our ability to purchase necessary instruments and equipment.

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

Debarment from participating in government bidding processes could have an adverse impact on our business and financial performance

We or one or more of our subsidiaries would face debarment from participating in government bidding processes for one to three years if, including potentially as a result of the ongoing investigations against our company and GyM, we or our subsidiaries were found to have violated certain provisions of the Peruvian State Contracting Law (Ley de Contrataciones del Estado). We and our subsidiaries are required to comply with a large number of contractual obligations with the government in our business, and we cannot assure you that we will be in full compliance at all times. Moreover, the imposition of a debarment on a subsidiary could affect the ability of our company or our other subsidiaries (not just the subsidiary that was debarred), to participate in government bids under the Peruvian State Contracting Law. Approximately 99.9%, 82.5% and 97.3% of our E&C revenues for the 2019, 2018 and 2017 years, respectively, came from public-sector contracts in Peru. As of December 31, 2019, 72.8% of our backlog is comprised of contracts with the public sector. As a result, if we are debarred from participating in government bidding processes, our business and financial performance could be affected. To extent that economic conditions reduce private sector investments, being debarred from contracting with the Peruvian or other governments could further impact our company.

We may not be able to successfully expand outside of Peru

One of our long term strategies has been to continue to expand our operations outside of Peru, particularly in Chile and Colombia. We cannot assure you that we will be able to replicate our success in Peru in other countries. Our international expansion is subject to additional challenges, including: our ability to assimilate cultural differences and practices; our limited familiarity with local laws, regulators and contractors; our ability to attract and manage foreign personnel; the absence of a local workforce formed in our corporate values and familiar with our operations; competition in foreign markets, including from industry players with significantly greater local experience and reputation; and other risks specific to these countries. Moreover, we may not be able to make equity investments when needed by our foreign operations, due to restrictions imposed by Law 30737 on our ability to transfer funds abroad without pre-approval of the Peruvian Ministry of Justice.

Many countries in Latin America have suffered significant economic, political and social crises in the past, and these events may occur again in the future. If we are unable to overcome these challenges, we may not be able to successfully expand internationally.

We may not be able to make successful acquisitions

Part of our long-term strategy has been to evaluate strategic acquisition opportunities to expand our operations and geographic footprint, especially in Chile and Colombia. We may not be able to identify appropriate acquisition opportunities, or, if we do, we may overpay for these acquisitions or may not otherwise be able to negotiate terms and conditions that are acceptable to us. We may also face difficulties obtaining financing to pay for acquisitions. Law 30737 currently requires that payments we make abroad be submitted to the Peruvian Ministry of Justice for pre-approval, and we cannot assure you that any such approvals will be granted in a timely manner or at all.

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

Our IT security measures may be breached or compromised and we may sustain system outages

Security breaches, whether intentional or unintentional, may threaten the confidentiality, integrity or availability of our information resources and may allow unauthorized access to our systems, disrupt our digital operations, corrupt data, or allow persons to misappropriate confidential data. Any breach of our network security measures could cause interruptions in our services or operations, damage our reputation and harm our ability to operate our business. This may result in client or supplier dissatisfaction and a loss of business. Our security measures may be inadequate to prevent security breaches, and we may be required to expend significant capital and other resources to protect against the threat of security breaches and to alleviate problems caused by breaches as well as by any unplanned unavailability of our IT systems caused by other reasons, which may adversely affect our business and financial performance.

Our services may infringe upon the intellectual property rights of others

Our services may infringe the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may harm our reputation, increase our costs and prevent us from offering certain services or products. Any claims or litigation relating to intellectual property, even if ultimately decided in our favor, could be time-consuming and costly, injure our reputation or require us to enter into royalty or licensing arrangements. Any limitation on our ability to provide a service or product could result in our loss of revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future projects, which may adversely affect our business and financial performance.

Additional Risks Related to our Engineering and Construction Business

We are vulnerable to the cyclical nature of the end-markets we serve

Demand for our engineering and construction services is dependent on conditions in the end-markets we serve, which include, among others, the mining, power, oil and gas, transportation, real estate and other infrastructure sectors in Peru, as well as the mining sector in Chile and the energy sector in Colombia. Consequently, our engineering and construction business is closely linked to the performance and growth of these sectors, and it is exposed to many of the risks faced by our clients operating in these sectors, over which we have no control. These industries tend to be cyclical in nature and, as a result, although downturns can impact our entire company, our engineering and construction business has historically been subject to periods of very high and low demand. Factors that can affect these sectors include, among others, macroeconomic conditions, climate conditions, the level of private and public investment, the availability of credit, changes in laws and regulations, and political and social stability. The mining and oil and gas sectors, in particular, are also driven by worldwide demand for the underlying commodities, including, among others, silver, gold, copper, oil and gas, which can be affected by such other factors as global economic conditions and geopolitical affairs. A decline in prices for minerals, oil and gas has had in the past, and could have in the future, a significant impact on our clients’ exploration and production activities and, as a result, on their demand for our engineering and construction services. Since mid-March 2020, many of these sectors have been adversely affected by the COVID-19 pandemic and governments’ extraordinary measures to limit the spread of the virus. Accordingly, continuing adverse developments in the end-markets served by our engineering and construction business could have a material adverse effect on our financial performance.

Decreases in capital investments by our clients may adversely affect the demand for our services

Our engineering and construction business is directly affected by changes in private-sector and, to a lesser extent, public-sector investments for large-scale infrastructure projects. In addition, our engineering and construction business is directly affected by the availability and cost of financings for these projects. In the markets where we operate, investments and financings for large-scale projects have historically been influenced by macroeconomic and other factors which are beyond our control, including in the case of public-sector investment, government spending levels. As a result, we cannot assure you that clients will not choose to limit or not undertake new projects or delay, suspend or cancel existing projects. In 2018, Peru experienced a growth rate of 5.40% in private and public investment and, in 2019, Peru experienced a decline of 1.5%. In addition, since mid-March 2020, due to the COVID-19 pandemic and governments’ extraordinary measures to limit the spread of the virus, public and private sector investment in engineering and construction and infrastructure projects has stalled. Reductions in anticipated capital investments or available financing for large-scale projects could have a material adverse effect on our financial performance.

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

Our business may be adversely affected if we incorrectly estimate the costs of our projects

We conduct our engineering and construction business under various types of contractual arrangements where costs are estimated in advance. In some of our contracts (i.e., lump-sum, unit price and EPC), we bear the risk of some or all unanticipated cost overruns, including those due to inflation or certain unforeseen events. Risks under contracts which could result in cost overruns include: difficulties in performance of our subcontractors, suppliers, or other third parties; changes in laws and regulations or difficulties in obtaining permits or other approvals; unanticipated technical problems; unforeseen increases in the cost of inputs, components, equipment, labor, or the inability to obtain these on a timely basis; delays caused by weather conditions; incorrect assumptions related to productivity or scheduling estimates; and project modifications that create unanticipated costs or delays. These risks tend to be exacerbated for longer term contracts since there is increased risk that the circumstances under which we based our original bid could change. In many of our contracts, we may not be able to obtain compensation for additional work performed or expenses incurred. Our failure to estimate accurately the resources and time required to complete a project could adversely affect our profitability. Even under our cost-plus contracts, our inability to complete projects within the estimated budget could affect our relationship with our clients and negatively impact awards of future contracts. As a result, if we incorrectly estimate the costs of our projects, our business and financial performance could be adversely affected.

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

We may have difficulty obtaining performance bonds that we require in the normal course of our operations

In our engineering and construction business, it is industry practice for customers to require performance bonds or other forms of credit support to secure, among other things, bids, advance payments and performance. We cannot assure you that in the future we will not encounter difficulties in obtaining such performance bonds or credit support. The Peruvian market for these types of credit instruments is small; moreover, under Peruvian banking regulations, lenders are required to impose limits on the amount of credit they extend to a group of affiliated companies. In addition, the ongoing COVID-19 pandemic may limit the availability of credit support that is available for engineering and construction businesses. Failure to provide performance bonds or credit support on terms required by clients may result in our inability to compete for or win new projects.

Additional Risks Related to our Infrastructure Business

A substantial or extended decline in oil prices may adversely affect our financial performance

A substantial part of the revenues of our infrastructure business depends upon prevailing prices for oil. Historically, oil prices and markets have been volatile and are likely to continue to be volatile in the future. Moreover, global oil prices have fluctuated significantly in recent years, with the average Brent crude prices decreasing from US$66.87 per barrel in 2017 to US$53.80 per barrel in 2018, and increasing to US$66.00 per barrel in 2019. The price of oil has dropped precipitously due in part to the COVID-19 pandemic as well as to disputes between OPEC members, to US$30.80 as of March 31, 2020 and US$ 18.83 as of April 30, 2020. Oil is a commodity and its price is subject to wide fluctuations in response to relatively minor changes in supply and demand for oil, market uncertainty, and a variety of additional factors beyond our control. Those factors include, among others: global demand and supply; political developments in producing regions; weather conditions; governmental regulations; international conflicts and acts of terrorism; the price and availability of alternative sources of energy; and overall local and global economic conditions. Moreover, lower oil prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil we can produce economically, if any, and, as such, may have a negative impact on the reserves of the fields in which we operate. As result, our financial performance could be materially and adversely affected by declines in oil prices.

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

Our service contracts with Perupetro for Block I and Block V are currently set to expire in December 2021 and October 2023, respectively, which may adversely affect our financial performance

We operate and extract oil and natural gas from Block I under a 20-year hydrocarbon extraction service contract with Perupetro S.A., which was extended for an additional 10-year term and expires in December 2021. Average daily production during 2019 was 647 barrels of crude oil. We operate 219 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in fiscalization point close to the Talara refinery. In addition, we operate and extract oil and natural gas from Block V under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in October 2023. Average daily production during 2019 in this field was 105 barrels of crude oil. We operate 40 wells in this field using various oil extraction systems. Our failure to renew either of these service contracts on favorable terms or at all could adversely affect our business or results of operations.

Our return on our investment in our concessions may not meet estimated returns

Our return on any investment in a concession is based on the terms and conditions of the concession, its duration and the amount of capital invested as well as the amount of revenues collected, debt service costs, payment of penalties and other factors. For example, traffic volume at toll roads may be affected by a number of factors beyond our control, including security conditions; general economic conditions; demographic changes; fuel prices; reduction in commercial or industrial activities in the regions served by the roads; changes in laws regarding toll payments, including related to the effects of the COVID-19 pandemic; and natural disasters. Decreased traffic at Norvial could adversely affect our financial performance. Although some of our concessions allow for adjustments based on economic conditions, certain concessions provide that adjustment requests be approved only if certain limited events specified in our concession contracts have occurred. If a request of adjustment is not granted, our financial performance could be affected. Given these factors and the possibility that governmental authorities could implement policies that affect our contractual return on investment in a way that we did not anticipate, we cannot assure you that our return on any investment under any concession will meet our estimates.

Governmental entities may terminate prematurely our concessions and similar contracts under various circumstances, some of which are beyond our control

Our ability to continue operating our concessions and similar public-sector contracts depends on governmental authorities, which may terminate the concession or contract pursuant to the provisions set forth therein or in accordance with applicable legislation, including the failure to comply with any contractual terms (including the concessionaire’s default on debt) or applicable law, including after giving effect to changes in laws (including any changes related to the effects of the COVID-19 pandemic). Moreover, the relevant governmental authority may terminate and/or repossess a concession at any time, if, in accordance with applicable law, the governmental authority determines that it is in the public interest to do so. The relevant governmental authority may also assume the operation of a concession in certain emergency situations, such as war, public disturbance or threat to national security. In addition, in the case of force majeure, the relevant governmental authority may require us to implement certain changes to our operations. If the government terminates any of our concessions, under Peruvian law, it is generally required to compensate us for the amount of our unrecovered investment, unless the concession is revoked pursuant to applicable law or the terms of the concession which would imply a serious breach of the concession’s terms by us. Such compensation process is likely to be time consuming and the amount paid to us may not fully compensate us. We cannot assure you that we would receive such compensation on a timely basis or in an amount equivalent to the value of our investment in a concession plus lost profits.

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

We may not be successful in obtaining new concessions

The market for infrastructure concessions in Peru is competitive. We compete with Peruvian and foreign companies for infrastructure concessions in Peru, some of whom may have greater financial and other resources or particular expertise pertinent to a specific concession. Additionally, our public-sector clients may face budget deficits that may prohibit the development of infrastructure concessions, which could affect our business. We may also not be able to obtain additional concessions if the government decides not to award new concessions, due to budget constraints or policy changes or because alternative financing mechanisms are used. Recently, the awarding of concessions and the use of public-private associations in Peru have stalled, due in part to concerns related to the corruption scandal surrounding Odebrecht and its potential effect on government officials in the country. In addition, we may be temporarily unable to bid for or participate in new government concessions due to the outcome of the corruption investigations and civil and criminal proceedings facing the company in Peru, or any final settlement and cooperation agreement that we execute with the Peruvian government. Our inability to bid for or obtain new concessions may adversely affect our business and financial performance.

Moreover, we cannot assure you whether or when we will undertake any of the projects that have been awarded to us but for which contract negotiations are ongoing or stalled, in particular the concessions for Vía Expresa Sur, with respect to which we recently received a letter from the Municipality of Lima in which the Municipality communicated its desire to cease discussions to relaunch the project.

Additional Risks Related to our Real Estate Business

We are exposed to risks associated with the development of real estate

Our real estate business is subject to the risks that generally affect the real estate industry, such as availability and prices of suitable land, environmental and zoning regulations, interruptions in supply and volatility of the prices of construction materials and equipment, and changes in the demand for real estate. Our real estate business is specifically affected by the following risks: macroeconomic conditions in Peru that may impact the growth of the real estate sector as a whole, particularly in the residential market, including an increase in unemployment or a decrease in wage levels; an increase in prevailing interest rates or lack of available credit; changes in government subsidies for affordable housing; unfavorable real estate market conditions, such as an oversupply of residential units or scarcity of suitable land in particular areas; the level of customer interest in our new projects or the sales price per unit necessary to sell the unit may be lower than expected; customer perception of the security, convenience and attractiveness of our projects and the areas in which they are located; cost overruns, many of which may be beyond our control, that exceed our estimates and affect our profit margins, including the price of labor, land, insurance, taxes and public charges; the construction and sale of units may not be completed on schedule; bankruptcy or significant financial difficulties of large industry players, which cause a loss of confidence in the industry; limitations when contracting with government entities; and restrictions on real estate development imposed by local, regional and national authorities which often render restrictive or higher bureaucratic laws and regulations. Recently, real estate sales have slowed significantly due to the COVID-19 pandemic and government measures to contain the spread of the virus, and to a lesser extent, due to modifications by the government to a program (Bono de Buen Pagador) that encourages social interest housing sales as well as access to credit. The occurrence or continuation of any of the above events may have a material adverse effect on our business and financial performance.

Real estate prices may not continue to rise and may decline

Real estate prices in Peru have risen significantly over the last decade. We cannot assure you that this increase in real estate prices does not represent a bubble. Real estate prices in Peru may not continue to rise or may decline significantly, particularly if financing costs rise or consumer confidence in the real estate market erodes. In addition, real estate prices in Peru may decline significantly due to the ongoing COVID-19 pandemic and government measures to contain the spread of the virus. If real estate prices decline significantly, our business and financial performance could be materially and adversely affected.

Our business may be adversely affected if we are not able to obtain the necessary licenses and/or authorizations for our developments in due time

Real estate development requires obtaining certain licenses, authorizations and registrations. In Peru, municipal authorities are responsible for issuing most of the licenses that are required during the development stage, including zoning, demolition, construction and conformity (conformidad de obra) licenses, among others. As of March 31, 2020, we have approximately 17 real estate projects in various stages of development. For some of these projects, we have not yet initiated administrative proceedings with the appropriate authorities, or such proceedings are pending approval. A denial or an extended delay in issuing licenses, authorizations or registrations, or an extended delay by municipal authorities in approving licensing procedures, may render land unsuitable for development, delay the completion of planned projects, increase our costs or otherwise negatively impact the pricing of projects and adversely affect our business and financial performance.

The scarcity of financing, an increase in interest rates or an increase in the security required by financial institutions as collateral may adversely affect the ability or willingness of prospective buyers to purchase our real estate properties. In most cases, the purchasers of our residential or commercial properties finance at least part of the purchase price with mortgage loans. In 2017, 2018 and 2019, approximately 88%, 92% and 93%, respectively, of our residential units were sold to purchasers who received government subsidies to finance the purchase of homes. An increase in interest rates, whether as a result of market conditions or government action or otherwise, may cause a decrease in the demand for our residential and commercial properties and for land development. An increase in interest rates could also increase our own financing costs, which may, in turn, increase the sale price of our projects and adversely affect our business and financial performance.

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

Determinations by INDECOPI may adversely affect our ability to enforce binding contracts

In resolving consumer protection complaints in the real estate sector, INDECOPI has made determinations against real estate developers resulting in the modification of contractual provisions applicable to purchasers. Some purchasers of real estate properties have taken advantage of these INDECOPI determinations and filed complaints against developers before INDECOPI and/or made public claims through the media seeking to obtain compensation for alleged deficiencies in housing construction as well as the modification of the terms of their contracts, which may have a negative impact on our real estate business. Although we have a small number of such complaints in INDECOPI, an increase in consumer complaints and consumer protective measures, particularly those resulting in the modification of contractual terms, may affect our ability to enforce our contracts under their original terms if we are not able to counter such claims, which in turn may have a negative impact on our real estate business.

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

Moreover, investigations against former or current government officials relating to bribery payments made by Odebrecht have, and may continue to, result in political uncertainty in Peru. In March 2018, President Pedro Pablo Kuczynski presented his resignation, due to allegations of corruption for vote-buying in connection with the impeachment proceeding against him, and his first vice president, Martín Vizcarra, was sworn in as acting president. In September 2019, the executive branch, invoking article 134 of the constitution, dissolved congress and called for new legislative elections which were held in January 2020. The term of the new legislature will end on the same date as the current presidential term in July 2021. Criminal investigations have been initiated against former presidents Alejandro Toledo, Ollanta Humala, Alan García and Pedro Pablo Kuczynski. On April 17, 2019, former President Alan García committed suicide as prosecutors were preparing to detain him over matters relating to criminal investigations. Several corruption scandals regarding authorities at municipal, regional and national government levels are also ongoing, and former and current government officials have been detained. These corruption investigations have resulted in lower investments in large projects.

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

In 2017, 39.3% and 43.8% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 63.9% and 18.3% of our costs of sales were denominated in soles and U.S. dollars, respectively. In 2018, 32.5% and 55.6% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 63.0% and 23.1% of our costs of sales were denominated in soles and U.S. dollars, respectively. In 2019, 54% and 35% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 64% and 21% of our costs of sales were denominated in soles and U.S. dollars, respectively. In the past the exchange rate between the sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

In addition, although Peruvian law currently imposes no restrictions on the ability to convert soles to foreign currency, in the 1980s and early 1990s, Peru imposed exchange controls, including controls affecting the remittance of dividends to foreign investors. We cannot assure you that exchange controls in Peru will not be implemented in the future. The imposition of exchange controls could have an adverse effect on the economy and on your ability to receive dividends from us as a holder of ADSs.

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

As a result of reforms initiated in the 1990s, Peruvian inflation decreased significantly from four-digit inflation during the 1980s. The Peruvian economy experienced annual inflation of 4.4% in 2015, 3.2% in 2016, 1.4% in 2017, 2.2% in 2018 and 1.9% in 2019, as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú).

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

Changes in tax laws may increase our tax burden and, as a result, negatively affect our financial performance

The Peruvian Congress and government regularly implement changes to tax laws that may increase our tax burden. These changes may include modifications in our tax rates and, on occasions, the enactment of temporary taxes that in some cases have become permanent taxes. Tax reforms related to the Peruvian income tax, value added tax and tax code have recently been approved, but we are unable to estimate the impacts that these reforms may have on our business. The effects of any tax reforms that could be proposed in the future and any other changes that result from the enactment of additional reforms have not been, and cannot be, quantified. However, any changes to our tax regime may result in increases in our overall costs and/or our overall compliance costs, which could negatively affect our financial performance.

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

The Peruvian economy could be affected by adverse economic developments in regional or global markets

Financial and securities markets in Peru are influenced, to varying degrees, by economic and market conditions in regional or global markets. Although economic conditions vary from country to country, investors’ perceptions of events occurring in one country may adversely affect cash flows and securities from issuers in other countries, including Peru. Changes in social, political, regulatory and economic conditions in large economies or in laws and policies governing foreign trade or affecting global financing conditions could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Peruvian economy, which in turn could have a negative impact on our operations. Since mid-March of 2020, the ongoing COVID-19 pandemic has disrupted economic activity and is likely to cause a global recession. The worsening of current global conditions or a new economic or financial crisis could affect Peru’s economy and, consequently, materially adversely affect our business and financial performance.

Risks Related to Chile, Colombia and other Latin American Countries

We face risks related to our operations outside of Peru

Latin American economic, political and social conditions may adversely affect our business. Our financial performance may be significantly affected not only by general economic, political and social conditions in Peru but also in other markets where we operate or intend to operate, including Chile and Colombia. During 2017, 2018, 2019, approximately 28.0%, 14.2% and 15.4%, respectively, of our revenues on a consolidated basis derived from operations outside of Peru.

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

In addition, beginning in October 2019, Chile has suffered from widespread social unrest and vandalism that has had a significant economic and political impact on the country. The protests began over the government’s announcement of an increase in subway fares in Santiago and quickly grew into broader unrest over economic inequality, including claims about transportation costs, funding for education, health care costs and pension amounts, among others. The Chilean government imposed a state of emergency and nighttime curfews in Santiago and other cities; however, protests and violence continued. The Chilean government took a series of social and economic measures to tackle the issues at the heart of the unrest, and the Chilean congress convened a plebiscite initially to be held in March 2020 to determine whether constitutional amendments should be implemented. The plebiscite has been rescheduled to October 2020 as a result of the COVID-19 outbreak. This process may result in further social unrest and protest and could also result in substantial structural changes in Chile that could adversely impact the private sector, including our operations in the country.

Additionally, beginning in November 2019, Colombia experienced civic unrest in the form of a national strike and anti-government protests. Demonstrators in the country, protesting for several reasons, including opposing certain economic and political reforms proposed by the administration of President Duque, public corruption and the implementation of the peace agreement between Colombia and the guerrilla Fuerzas Armadas Revolucionarias de

Colombia (FARC). In addition, protestors have demanded reforms related to pensions, access to education, environmental protection and inequality, among others. Our Colombian operations could be adversely impacted by rapidly changing economic, political and social conditions in Colombia and by the Colombian government’s response to such conditions. Additionally, any changes in the government administration, changing regulations or policies relating to the construction and infrastructure sectors, or shifts in political attitudes in Colombia could adversely affect our business.

Risks Related to our ADSs

We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs

Based on the assessment of our internal control over financial reporting as of December 31, 2019, as required by Section 404 of the U.S. Sarbanes Oxley Act of 2002 (“SOX”), management has concluded that, as of such date, our internal control over financial reporting was not effective at the reasonable assurance level due to control deficiencies that constituted material weaknesses. Material weaknesses consisted of:

•

deficiencies in the operational effectiveness of controls over SOX compliance, including (1) inadequate monitoring of entities that provide services to companies in our group and may have an impact in our financial reporting, (2) the lack of a procedure or implementation of controls for the assurance of the integrity and correctness of key reports and (3) the absence of self-assessment by controls owners;

•

deficiencies in the design and operational effectiveness of the controls established in the accounting closing process with respect to the preparation and review of the annual and interim consolidated financial statements, including (1) inadequate supporting documentation for significant transactions prior to reflecting in accounting records, (2) late adoption of applicable accounting rules affecting our interim consolidated financial statements, (3) delay in undertaking evaluations required under IFRS 9 (Financial Instruments) and (4) failure to finalize a manual for accounting policies for all subsidiaries and our group as a whole; and

•

deficiencies in (1) the implementation of our new payroll system (SAP) for employees established in 2019 and (2) the segregation of duties for both our new employee payroll system (SAP) and our existing construction worker payroll system.

The material weaknesses described above did not result in adjustments to our annual consolidated financial statements. However, these material weaknesses could result in misstatements in our financial results and disclosures, which could result in a material misstatement to our annual consolidated financial statements not being prevented or detected. Because of these material weaknesses, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2019, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

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

The market price of our ADSs may fluctuate significantly, and you could lose all or part of your investment

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, among others: actual or anticipated changes in our results of operations, quarterly fluctuations, or failure to meet expectations of financial market analysts and investors; the impact of corruption allegations and investigations; investor perceptions of our prospects or our industries; operating performance of companies comparable to us and increased competition in our industries; new laws or regulations or new interpretations of laws and regulations applicable to our business; general economic trends in Peru; catastrophic events, such as earthquakes and other natural disasters; and developments and perceptions of risks in Peru and in other countries.

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

We may raise additional capital in the future through the issuance of equity securities, which may result in dilution of the interests of our shareholders

We may need to raise additional capital and may opt for obtaining such capital through the public or private placement of common shares, debt securities or debt securities convertible into our common shares. In such event we may seek to obtain financing through the exclusion of the preemptive rights of our shareholders, which may dilute the percentage interests of investors in our common shares.

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

Graña y Montero has been operating in Peru since 1933 and it is listed on the Lima Stock Exchange since 1997. Set forth below are key highlights in our company’s history:

•

Graña y Montero traces its origins to its predecessor company GRAMONVEL, founded more than 85 years ago by, and named after, engineers Alejandro Graña Garland, Carlos Montero Bernales and Carlos Graña Elizalde. We began primarily as a construction company.

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

•

In 1983, we began a diversification strategy by developing complementary lines of business. In 1984, we founded GMP, our oil and gas subsidiary. In 1985, we partnered with Sonda S.A. (a Chilean IT services company) to form GMD, our IT services subsidiary. Beginning in 1987, we founded our real estate development business, which currently operates under Viva GyM, which was incorporated in 2008.

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

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2019, and one of the largest publicly-traded engineering and construction companies in Latin America as measured by market capitalization as of December 31, 2019, with strong complementary businesses in infrastructure and real estate.

With more than 85 years of operations, we have a long track record of successfully completing the engineering and construction of many of Peru’s landmark private- and public-sector infrastructure projects, such as the Lima International Airport and the Peru LNG gas liquefaction plant, and we believe we have a track record of operational excellence in our markets. We have developed a highly-experienced management team, a talented pool of more than 1,900 engineers and a skilled work force that share our core corporate values of quality, professionalism, reliability and efficiency. As a company listed on the Lima Stock Exchange since 1997 and the NYSE since 2013, we also endeavor to meet the highest corporate governance standards in Peru.

Beginning in the mid-1980s, we leveraged our engineering and construction expertise into complementary lines of business, such as the development, ownership, operation and maintenance of infrastructure assets (including the Lima Metro, Peru’s only urban railway system), as well as real estate development. We believe our business mix creates significant opportunities across our lines of business, generates more stable revenues and earnings on a consolidated basis, and provides additional financial stability to our company.

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

The tables below show our backlog, revenues and EBITDA from 2015 to 2019.

During 2019, we generated revenues of S/4,085.0 million (US$1,231.5 million), EBITDA of -S/159.0 million (-US$47.9 million), and net loss of S/838.6 million (US$252.8 million) including net loss attributable to controlling interest of S/884.7 million (US$266.7 million).

Our Strengths

We believe our company’s strengths provide us with significant competitive advantages. Our principal strengths include the following:

Leader in growing markets

We are the largest engineering and construction company in Peru as measured by revenues during 2019, and one of the largest publicly-traded engineering and construction companies in Latin America as measured by market capitalization as of December 31, 2019. Prior to the impact of the COVID-19 pandemic, Peru has been undergoing a period of development, with over 4.0% average annual real GDP growth between 2010 and 2019 and significant private and public investments in the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. We have completed some of the most complex and large-scale infrastructure projects in the country, and we believe we are an integral part of Peru’s ongoing transformation with projects that contribute to the overall economic development of the country. We believe our expertise, track record, scale and operational capabilities in Peru position us to take advantage of the country’s favorable economic conditions and growth opportunities. We believe we are also a significant infrastructure concessionaire in Peru and a large apartment building developer in Peru.

Long-standing track record for operational excellence

During our more than 85-year history, we have focused on the successful and on-time execution of complex projects, through our “deliver before deadline” and “lean construction” initiatives. Our extensive experience has allowed us to gain deep market knowledge and expertise, which help us better serve our clients and manage risks in our contractual arrangements. We believe we have a track record of operational excellence. We believe that our track record of operational excellence are key factors in winning new and repeat business, as well as in partnering with strategic industry players and attracting top talent to our company.

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

Significant backlog

Our backlog amounted to US$1,396.4 million as of December 31, 2019. We believe that our backlog, which as of December 31, 2019 represented approximately 1.13x of our related 2019 revenues, provides visibility as to our potential for growth in the coming years, although backlog may not always be an accurate indicator of future revenues. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.” Moreover, we believe our backlog is strategically targeted to our key end-markets such as mining, infrastructure, power, energy and real estate. Approximately 72.8% of our backlog across our segments as of December 31, 2019 is comprised of contracts with the private sector. Furthermore, we continuously evaluate bidding on contracts arising from the significant ongoing private and public investments in Latin America.

Proven ability to create and grow businesses organically and through acquisitions

We have proven our ability to extend our engineering and construction capabilities into complementary lines of business in a diverse range of industries, some of which began as innovative start-ups in response to client needs. For example, in October 2012, we acquired Vial y Vives, an engineering and construction company specializing in the Chilean mining sector which complements our leading E&C practice in the mining sector. In August 2013, we acquired a controlling interest in DSD Construcciones y Montajes, a Chilean engineering and construction company whose main focus is electromechanical works and assemblies in construction projects related to oil refineries, pulp and paper, power plants and mining plants. In December 2014, we acquired a controlling interest in Morelco, an engineering and construction company specialized in the Colombian oil and gas and other energy sectors. We believe that our proven ability to create new businesses, develop businesses organically and acquire and successfully integrate new businesses into our platform is a key competitive advantage to expand our operations in Latin America.

Highly experienced management, talented engineers and skilled workforce, with shared core corporate values

We motivate our management through performance-based compensation, which align their interests with those of our shareholders. In addition, through our efforts to attract, train and retain our workforce, we have built a talented team of employees, including more than 1,900 engineers. We also have access to a network of approximately 132,000 manual laborers throughout Peru that can supplement our workforce when required by our construction pipeline. Thanks to our extensive and talented team, we have the capability and scale to undertake large and complex projects in Peru and elsewhere.

We have developed a strong corporate culture based on principles of high quality, professionalism, reliability and efficiency, as well as compliance and risk management. We safeguard the health and safety of our collaborators and of all the persons participating in our operations and services. To that end, we provide safe work conditions, we manage risks in a timely manner and we promote a culture of prevention, starting from the leadership and commitment of our senior management. In 2019, we had an accident incidence rate of 0.25, calculated over 200,000 hours worked.

Our Strategies

In response to the impact of our association with Odebrecht in certain projects in Peru and the termination of the GSP pipeline concession, we continue to implement a strategic action plan, as described in “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments (2017—2020).”

Our vision is to be “the most reliable engineering services company in Latin America.” Our key long-term strategies to achieve this vision include being the contractor of choice for large-scale and complex projects in Peru and other key Latin American markets, and continuing to foster our corporate values throughout the organization.

We intend to enhance our position as a contractor of choice for large-scale and complex infrastructure projects in Peru and other key Latin American markets, by (i) utilizing the scale, expertise and market knowledge we have accumulated during our more than 80-year operating history to strengthen and expand our E&C segment; (ii) maintaining and further developing our long-standing client relationships based on our ongoing pursuit of operational excellence; (iii) continuing to strategically partner with global industry leaders, with complementary capabilities for specific projects that we undertake; and (iv) leveraging our expertise in the mining sector with a view to becoming the premier mining services provider throughout Latin America.

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

Engineering and Construction

Our E&C segment has a more than 85-year track record and is the largest engineering and construction company in Peru as measured by revenues during 2019, undertaking a broad range of activities relating to: engineering; civil construction; electromechanic construction and building construction. We provide E&C services for a diverse range of end-markets, focusing on the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. The following chart sets forth our 2019 revenues by end-market.

2019 E&C Revenues by End-Market

In our E&C segment, we mainly undertake private-sector projects, particularly projects with a high degree of complexity, which enable us to develop innovative and tailor-made solutions to our clients. We provide our clients with an integral service offering by leveraging our various areas of expertise and engaging in virtually all aspects of project execution, thereby capturing a larger share of investment projects.

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

Although we primarily undertake engineering and construction projects in Peru, our clients often ask us to undertake the engineering and construction of large and complex projects in other countries, such as Mexico, the Dominican Republic, Bolivia, Panama and Chile. As a result, we have developed extensive experience executing projects throughout Latin America. To further capitalize on our capabilities and expertise, we have expanded our activities into other key markets, such as Chile and Colombia, which have been benefitting from high levels of investment and are aligned with our areas of strategic focus. In 2019, approximately US$190 million (S/630 million) of our E&C revenues were derived from international projects outside of Peru.

The acquisition of two companies, Vial y Vives and DSD, which were later merged, has solidified our presence in Chile. While we have been undertaking projects in Chile since 1995, such as the construction of the transmission line and crusher of the Caserones mine for SCM Minera Lumina Copiapo, we believe we will benefit from the established and long-lasting presence in the country of both Vial y Vives and DSD Construcciones y Montajes. Moreover, through the acquisition in December 2014 of Morelco, an engineering and construction company focused on the oil and gas and other energy sectors, we established our presence in the Colombian market.

Given the prevalence of mining operations in our principal markets, we have significant expertise with respect to specialized engineering and construction services for the mining sector. As a result, we believe we are one of the leading mining construction companies in Latin America and we leverage this expertise both within our principal markets as well as to selectively undertake complex projects across the region.

The table below sets forth selected financial information for our E&C business segment.

	As of and for the year ended December 31,
	2017	2018	2019	2019
	(in millions of S/, except as indicated)			(in millions of US$)(1)
Revenues	2,331.9	1,960.9	2,797.3	843.3
Net profit	12.4	(85.4)	(140.6)	(42.4)
Net profit (loss) attributable to controlling	12.1	(86.9)	(137.1)	(41.3)
EBITDA	120.0	19.2	2.9	0.9
EBITDA margin	5.1%	1.0%	0.1%	—
Backlog (in millions of US$)(2)	772.5	782.6	—	910.1
Backlog/revenues ratio(2)	1.1x	1.3x	—	1.08x

(1)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 31, 2019.
(2)

For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

Principal Engineering and Construction Activities

The following chart sets forth our 2019 revenues by E&C activity.

2019 E&C Revenues by Activities

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

•	in 2015, design, engineering, procurement and construction of a new stock pile and 10,000 conveyor belts for the Escondida Mine, managed by Bechtel;

•	in 2016, engineering, procurement and construction of the 510 MW Cerro del Águila S.A. hydroelectric plant for IC Power, which represents approximately 10% of Peru’s installed generation capacity;

•	in 2016, engineering, procurement and construction of La Chira, a waste water treatment plant for the city of Lima for which we also have the concession through a joint operation with Acciona Agua;

•

in 2016, engineering, procurement and construction of a concentrator plant for the La Inmaculada silver and gold project, developed by Hochschild Mining, with a daily processing capacity of 3,500 tonnes;

•	in 2017, prefabrication of certain products for the modernization of the Talara refinery in Peru;

•

in 2017, various urban and industrial projects in the Lurín district of Lima, Peru, including moving earth for a road platform, a secondary network for potable waters and sewage, and electrical distribution networks;

•	in 2017, construction of a 20-story residential building on the Pezet Avenue of Lima;

•	in 2017, construction of a pavilion at the Universidad del Pacifico, Peru;

•	in 2017, construction of a multi-use hall at the Universidad ESAN in Peru;

•	in 2018, construction and rehabilitation of an expressway known as Línea Amarilla for Vinci;

•	in 2018, construction and design of the Talbot project, a luxury business complex consisting of offices and a hotel with state-of-the-art technology in Lima;

•	in 2018, execution of civil works and assembly of structures for the wet area of the Toquepala mine in Southern Peru;

•	in 2019, execution of civil works in the Quellaveco mine for AngloAmerican in Peru;

•	in 2019, civil works for a modernization project in the Aceros Arequipa plant for Aceros Arequipa Corporation in Peru;

•	in 2019, rehabilitation of the runway of the Ayacucho airport;

•	in 2019, structural reinforcement project in Plaza del Sol office building in Lima;

•	in 2019, construction and rehabilitation of a highway that crosses Lima, Huacho and Pativilca;

•	in 2019, ball mill stator replacement in Antamina, located in Ancash, Peru; and

•	in 2019, construction of a new water recirculation system and implementation of the north branch for the transfer of tailings in Antofagasta, Chile.

We currently have a diversified portfolio of ongoing projects, on our own or through majority or minority interests in joint operations, in a wide range of sectors in Peru and the other countries where we operate, including the following:

•	construction of a hospital for cancer patients in Lima, Peru, which is scheduled to be completed in the first half of 2020;

•	construction of the Vistamar hotel with two buildings in Miraflores, which is scheduled to be completed in October 2020;

•	construction of a luxury Ibis Hotel in San Isidro with 9 floors and 2 basements, which is scheduled to be completed in August 2020;

•	execution of electromechanical and civil works in the construction of the Mina Justa mine for Marcobre, which is scheduled to be completed in August 2020;

•	assembly of mechanical and electrical equipment for the modernization project in the Aceros Arequipa plant for Aceros Arequipa Corporation in Peru, which is scheduled to be completed in October 2020;

•	construction of tunnels to transport thick mineral and mineral waste in Moquegua, Peru, which is scheduled to be completed in September 2020;

•	crushing and transport of material in Minera Spence in Chile, which is scheduled to be completed in June 2020;

•	construction of a hotel in Lince, Peru, which is scheduled to be completed in April 2021;

•	execution of complementary works for the auxiliary units of the Talara refinery for Cobra Perú (three contracts), which is scheduled to be completed during the first half of 2021;

•	construction of the Concentrator plant in Moquegua, Perú, which is scheduled to be completed in July 2021;

•	pebble grinding and crushing construction of the Quebrada Blanca 2 concentrator for Minera Teck Quebrada Blanca in Chile, which is scheduled to be completed in May 2021; and

•

electromechanical civil assembly of the water treatment plant, cooling towers, turbogenerators and evaporators for the map project for Celulosa Arauco Constitución in Chile, which is scheduled to be completed June 2021.

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

Project Selection and Bidding

We win new engineering and construction contracts through private and public bidding processes or direct negotiation, from a variety of sources, including potential client requests, proposals from existing or former clients, opportunities sought by our commercial team and from requests by the Peruvian government. Approximately 99.9%, 82.5% and 97.3% of our 2019, 2018 and 2017 revenues in our E&C segment, respectively, came from private-sector contracts. The Peruvian government and its agencies typically award construction contracts through a public bidding process conducted in accordance with the Peruvian State Contracting Law (Ley de Contrataciones del Estado). In the private sector, in addition to obtaining new projects, another important source of revenue involves increases in the scope of work to be performed in connection with already existing projects. These arrangements are typically negotiated directly with the client, often during the course of the work we are already performing for that client.

We have a designated team that oversees the management of project proposals and a commercial team that reviews and evaluates potential projects in order to estimate costs. We also have a business development committee, which makes decisions about whether or not to apply for projects. In considering whether to bid for a potential project, we principally consider the following factors: competition and the probability of being awarded the project; project size; the client; our experience undertaking similar projects; and the availability of resources, including human resources. As part of the project selection process, our commercial team performs a detailed cost analysis utilizing sophisticated software we developed to assist in determining whether the project is viable and cost-effective. If we choose to pursue a project, a budget leader is assigned to prepare the offer that is eventually presented to our potential client.

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

Competition

We generally compete with some of the largest contractors in Peru and the other countries where we operate. Because the E&C sector is highly competitive, the markets served by our business generally require substantial resources and highly-skilled and experienced technical personnel. The principal competitors of our E&C segment include local companies such as Besalco S.A., Cosapi S.A., San Martín Contratistas Generales, ICCGSA, JJC Contratistas Generales S.A., and international companies such as Techint S.A.C., SSK Montajes e Instalaciones S.A.C., Skanska del Perú S.A., Mota-Engil Peru S.A., Salfacorp S.A., OHL, Acciona, Astaldi, Grupo FCC, Ismocol, Termotecnica, Masa, Thiess and Redpath, among others. For certain projects, due to the size of the project, expertise required and other factors, we may choose to partner with our competitors, including the aforementioned companies.

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

The table below sets forth selected financial information for our Infrastructure business segment.

	As of and for the year ended December 31,
	2017	2018	2019	2019
	(in millions of S/, except as indicated)			(in millions of US$)(1)
Revenues	1,447.9	1,883.3	1,587.3	478.5
Net profit	129.3	184.0	112.1	33.8
Net profit attributable to controlling	103.8	152.3	81.3	24.5
EBITDA	300.9	411.5	355.5	107.2
EBITDA margin	20.8%	21.8%	22.4%	—
Backlog (in millions of US$)(2)	544.8	520.8	—	553.9
Backlog/revenues ratio(2)	1.2x	0.9x	—	1.16x

(1)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 31, 2019.
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

The following table shows selected information about our current concessions and long-term contracts as of December 31, 2019.

Project	Year Granted	Initiated Operations	Expiration	Characteristics	% Owned by Us	Status
Toll Roads:
Norvial(1)	2003	2003	2028	183 km	67.0%	Operating
Survial	2007	2008	2032	750 km	99.9%	Operating
Canchaque	2006	2010	2025	78 km	99.9%	Operating
Mass Transit:
Lima Metro	2011	2012	2041	33.1 km	75.0%	Operating
Water Treatment:
La Chira	2010	2016	2037	Avg. treatment capacity of 6.3 m3/sec (expected)	50.0%	Operating
Energy:
Oil Production (2) Block I	1995	1995	2021	Avg. daily production of 727 bbl (2018)	100.0%	Operating
Block V	1993	1993	2023	Avg. daily production of 107 bbl (2018)	100.0%	Operating
Block III	2015	2015	2045	Avg. daily production of 712 bbl (2018)	100.0%	Operating
Block IV	2015	2015	2045	Avg. daily production of 1,898 bbl (2018)	100.0%	Operating
Gas Processing(3)	2006	2006	N/A	Avg. daily processing capacity of 44 MMcf (2018)	100.0%	Operating
North and Central Fuel Terminals	2014	2014	2034	Aggregate storage capacity of 2.2 MMbbl	50.0%	Operating

(1)

In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. Our company continues to possess 67% of voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns the remaining 33.0%.

(2)	Percentages owned in Energy reflect GMP’s ownership. We own 95% of GMP.
(3)	We own a gas processing plant and have a long-term delivery and gas processing contract with Enel Generación Piura S.A., which is in force until November 2023.

A consortium including the company held a concession to operate the South Fuel Terminal beginning in 1997. The terminal had an aggregate storage capacity of 1.4 MMbbl, 50.0%. The concession was terminated on November 2, 2019, and the concession reverted to Petroperú.

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

On November 11, 2013, we entered into a memorandum of understanding with Canada Pension Plan Investment Board (“CPPIB”), to create an alliance regarding a partnership to invest in infrastructure projects in Latin America, mainly Peru, Chile and Colombia. This alliance was non-exclusive and investments were determined on a case-by-case basis. In December 2014, we undertook our first large investment with CPPIB, by formalizing an agreement with Enagas (as defined below) and CPPIB whereby we acquired 51% of Tecgas and owner of 100% of the shares of COGA, the operator of TGP, while Enagas acquired 30% and CPPIB maintained 19% of the participation. On April 24, 2017, we sold our interest in COGA.

On September 29, 2015, we entered into a memorandum of understanding with Odebrecht Latinvest to participate with a 20% stake in the shareholder equity of Concesionaria Gasoducto Sur Peruano S.A., for an amount of US$215 million (S/722.4 million). On November 2, 2015, we acquired this 20% stake in GSP through a capital increase. The other shareholders are Odebrecht Latinvest with a 55% stake and Enagas with a 25% stake. Concesionaria Gasoducto Sur Peruano S.A. was responsible for the design, financing, construction and operation of the southern gas pipeline, a project which would bring natural gas to the southern region of Peru, particularly to the provinces of Cuzco, Arequipa, Puno and Moquegua. The GSP gas pipeline concession was terminated by the Peruvian Ministry of Energy and Mines on January 24, 2017. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments (2017—2020)—Termination of the Gasoducto Sur Peruano Concession.”

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

	For the year ended December 31,
	2017	2018	2019	2019
	(in millions of S/)			(in millions of US$)(1)
Revenues	263.8	280.8	326.3	98.4
EBITDA	91.1	102.3	77.4	23.3
EBITDA margin	34.5%	36.4%	23.7%	23.7%

(1)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 31, 2019.

The charts below set forth the breakdown of our revenues and EBITDA from our toll road concessions for 2019. The charts below set forth the breakdown of our revenues and EBITDA from our toll road concessions for 2019.

Norvial

Under our Norvial concession, we operate and maintain part of the only major highway that connects Lima to the northwest of Peru. This 183-km road, known as Red Vial 5, runs from the cities of Ancón to Pativilca and has three toll stations. The concession was awarded to Norvial in 2003 for a 25-year term. In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. Our company continues to possess 67% of voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. Additionally, JJC Contratistas Generales S.A. owns 16.8% and Inversiones en Infraestructura Perú S.A.C. owns 16.2%.

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

Our obligations under the concession include expanding the already existing road by, among other things, adding two additional lanes. The first stage of construction was completed in 2008, and the second stage commenced in the second quarter of 2014 and was completed by the end of 2019. The capital investment for the second stage was US$96 million (S/319.2 million).

Unlike other toll roads in Peru, Norvial charges toll fees in both directions. Our road is highly transited both by heavy vehicles, primarily for the purpose of transporting goods, and also by passenger vehicles, which typically use the road to access tourist destinations. In June 2018, we signed an investment agreement with BCI Perú to monetize future dividends of Norvial. The amount of the transaction was US$42.3 million, the proceeds of which were applied to the reduction of indebtedness related to GSP. Recent Peruvian legislation in response to the ongoing COVID-19 pandemic has prohibited certain toll collections. The Peruvian executive branch has initiated an action to declare government prohibitions on collecting tolls unconstitutional, and the company is evaluating its legal options in respect of the same. The following table sets forth average daily traffic volume and average toll fees charged for vehicle equivalents in respect to the Norvial toll road concession for 2017, 2018 and 2019.

	For the year ended December 31,
	2017	2018	2019
Average daily traffic by vehicle equivalents(1)	24.965	26.095	26.835
Average toll fee charged for vehicle equivalents (in S/)	14.76	15.22	15.45

(1)

Each automobile is counted as one equivalent vehicle and commercial vehicles (such as trucks or buses) represent the number of equivalent vehicles equal to the ratio between the toll rate applicable to commercial vehicles and that which is applicable to one automobile.

The table below sets forth selected financial information relating to Norvial.

	For the year ended December 31,
	2017	2018	2019	2019
	(in millions of S/)			(in millions of US$)(1)
Revenues	149.5	163.1	272.7	82.2
Net profit	49.4	17.2	17.3	5.2
EBITDA	81.4	87.8	94.2	28.4
EBITDA margin	54.5%	53.8%	34.5%	–

(1)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 31, 2019.

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

Our revenue from this concession consists of an annual fee paid to Survial by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of maintenance required due to road damages. In 2017, 2018 and 2019, the fee amounted to US$28.4 million (S/92.2 million), US$8.4 million (S/28.3 million) and US$9.8 million (S/32.4 million), respectively. Our revenue in this concession does not depend on traffic volume.

Additional revenues of the concession are generated from the execution of additional works, work we perform as a result of catastrophic events and emergency maintenance. These revenues are billed when approval is received from the grantor and/or the regulator of the work in progress. In 2017, 2018 and 2019, the additional revenues amounted to US$1.0 million (S/0.2 million), US$15.9 million (S/53.8 million) and US$2.0 million (S/6.6 million), respectively.

Canchaque

Under our Canchaque concession, we operate and maintain a 78 km road from the towns of Buenos Aires to Canchaque, in Peru. The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15- year term. We own 99.96% of Canchaque. Our obligations under the concession include the construction of the road, which was completed in 2009. Our revenue from this concession consists of an annual fee paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of road maintenance required due to road wear and tear. In 2017, 2018 and 2019, the fee amounted to US$5.1 million (S/16.6 million), US$7.8 million (S/26.2 million) and US$2.7 million (S/8.8 million), respectively. Our revenue in this concession does not depend on traffic volume.

Additional revenues of the concession are generated from the execution of additional works, work we perform as a result of catastrophic events and emergency maintenance. These revenues are billed when approval is received from the grantor and/or the regulator of the work in progress. In 2017, 2018 and 2019, the additional revenues amounted to US$0.33 million (S/1.1 million), US$1.8 million (S/6.0 million) and US$1.1 million (S/3.7 million), respectively.

Additional Toll Road Projects

We continuously evaluate infrastructure projects and strategically present public-private partnership proposals and participate in bidding processes for road concessions. In 2012 we were awarded, and in 2013 we signed the contract for, a 40-year concession for the 4.6 km Vía Expresa Sur, one of the main roads in Lima, which crosses the city from north to south. The road is intended to connect downtown Lima to Panamericana Sur, a highway that runs from Ecuador to Chile. Our estimate of the total investment under the concession, as submitted in our bid, was approximately US$200 million (S/.672 million). Such investment is intended to be made during the construction phase, which was originally to be completed in 2018. Our revenue would derive from the collection of a toll fee upon completion of the construction. The concession was expected to generate a minimum annual revenue of US$18 million (S/.60.5 million) during the first two years of the concession term, US$19.6 million (S/.65.9 million) for the third year. If in a particular year, our annual revenue would be lower than the minimum guaranteed, the government would compensate us for the difference, up to an amount not to exceed US$10 million (S/.33.6 million). The beginning of the construction phase remains subject to expropriation by the government of the land necessary for the construction of the road.

In June of 2017, we signed Initial and Additional Acts of Suspension of the Concession with the Municipality of Lima to freeze the responsibilities of the government, on the one hand, and the concessionaire, on the other hand, with respect to the concession. The concessionaire continues to act as custodian of certain assets of which it had taken possession and continues to maintain certain performance guaranties in connection with the concession. The government and the concessionaire had agreed to meet and coordinate aspects of the project, with the goal of resuming operations. However, we received a letter from the Municipality of Lima in which the Municipality communicated its desire to cease discussions to relaunch the project. We cannot assure you that this concession contract will be resumed.

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

We entered into the fourth addendum to the Lima Metro concession contract on July 11, 2016, in order to expand the transportation capacity of Line One. In accordance with the fourth addendum, the expansion project involves: (i) the purchase of 20 new trains with five-car from Alstom; (ii) the purchase of 39 new cars from Alstom, to be coupled with the 19 existing Alstom trains and the 20 new Alstom trains, resulting in a consolidated fleet of 39 Alstom trains with a six-car configuration; and (iii) the expansion and improvement of the existing infrastructure, including revamping and improvement of five stations, improvements in the electrical systems, a new access route to the maintenance workshop and new switches on the main track. The construction of the expansion of the infrastructure was carried out by our E&C segment and completed by the end of 2018, with the additional trains and rail cars delivered by the end of 2019.

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

As of December 31, 2019, GyM Ferrovías had spent a total of S/18.2 million (US$5.5 million) in capital expenditures in connection with the Lima Metro.

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

As of December 31, 2019, we operated 44 trains (including four backup trains), which we expect to enable us to travel 4,811,779.65 kilometers per year. The average frequency of the trains is 3 to 6 minutes, depending on the schedule and the fee per kilometer traveled is, for our original 24 trains, S/81.43, and for our 20 newer trains, S/53.19.

Pursuant to the concession, we must comply with certain requirements in the operation of the trains. According to the concession, at least 95% of our trains must be running and available for use and not less than 85% of our trains that are available for use must arrive to destination on scheduled time. The table below shows our monthly average results during 2019.

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

La Chira’s total investment in the concession was S/250 million (US$74.4 million). La Chira is entitled to collect (i) an annual payment for the investment made in the construction of the project for an amount of S/24.2 million (approximately US$7.1 million), and (ii) and annual payment for the operation and maintenance of the project for an amount of S/6.8 million. These fees are paid by Sedapal S.A., the public utility company responsible for the supervision of the water service in Lima, for a period of 25 years. We funded our construction costs related to La Chira through the sale of government certificates to financial institutions, and, as a result, will not receive future cash flows from item (i). See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Infrastructure.” A joint operation in which our E&C segment participates is undertaking the construction of the waste water treatment plant.

Energy

We currently operate three energy businesses within our Infrastructure segment: Exploration and Production; Natural Gas; and Transport and Distribution. We operate and extract oil from four onshore fields (Block I, Block III, Block IV and Block V) located in the provinces of Talara and Paita in northern Peru. We have two long-term hydrocarbon extraction service contracts with Perupetro, the Peruvian entity responsible for the administration and supervision of all exploration and production contracts in Peru, under which we operate two oil producing fields, Blocks I and V. In addition, we have two long-term license contracts with Perupetro, a state-owned oil and gas company, for two other blocks, Block III and IV, which started operations in April 2015; oil production from these blocks is sold to Petroperú. During 2019, the oil production of our four blocks was approximately 3,654 bbl per day. We also own and operate a natural gas processing plant located in northern Peru, which processes and fractions natural gas liquids and delivers dry gas to a gas-fired power generation company under a long-term processing and fractionation agreement. In addition, we are a 50% partner in Terminales del Perú, a consortium which has a contract with Petroperú to operate and maintain five fuel storage terminals until 2034.

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

The table below sets forth selected financial information relating to our Energy line of business.

	For the year ended December 31,
	2017	2018	2019	2019
	(in millions of S/)			(in millions of US$)(1)
Revenues	436.9	560.5	552.6	166.6
Net Profit	38.1	65.0	52.8	15.9
EBITDA	142.1	178.9	180.8	54.5
EBITDA margin	32.5%	31.9%	32.7%	—

(1)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 31, 2019.

The pie charts below set forth the breakdown of our revenues and EBITDA from our Energy line of business for 2019.

Revenues EBITDA

Oil and Gas Production

We operate and extract oil from four mature fields (Blocks I, III, IV and V) located in the provinces of Talara and Paita in northern Peru. Two of these fields, Blocks I and V, are operated under long-term service contracts under which we provide hydrocarbon extraction services to Perupetro. Hydrocarbons extracted from these two blocks belong to Perupetro, which in turn pays us, once a month, a variable fee per barrel of extracted hydrocarbons. This extraction fee is based on a basket of international crude prices and the level of production. The other two fields, Blocks III and IV, are operated under long-term license contracts with Perupetro. The hydrocarbons extracted are owned by our subsidiary GMP, which in turn pays royalties, on a fortnightly basis, to Perupetro, based on the average prices of three international crude oil prices: Fortis, Suez Blend and Oman Blend crudes. Our activities are focused on proved reserves development and production and are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, over 95 years in the case of Block III, over 95 years in the case of Block IV, and over 50 years in the case of Block V. We believe our activities in these fields bear limited exploration risk.

The following table shows selected information about our fields.

Property	Basin	GMP’s Ownership	Expiration	Developed Acres	Undeveloped Acres
Block I	Talara	100%	2021	25,154	4,110
Block III	Talara	100%	2045	7,475	80,986
Block IV	Talara	100%	2045	8,400	64,550
Block V	Talara	100%	2023	6,320	2,220

Block I:

We operate and extract oil and natural gas from Block I under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in December 2021. Average daily production during 2019 was 647 barrels of crude oil. We operate 219 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in fiscalization point close to the Talara refinery. The field is located in the province of Talara, department of Piura, in northern Peru, approximately five miles from the Talara refinery, the second largest refinery in the country. Block I is the oldest oil producing field in Peru and has been producing oil since around 1890.

Block III:

We operate and extract oil and natural gas from Block III under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2019 was 724 barrels of crude oil. We operate 166 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in a fiscalization point close to the Talara refinery, which purchases the oil according to a contract based on an average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, as adjusted by certain factors. The field is located between the provinces of Talara and Paita, department of Piura, in northern Peru, approximately 21 miles from the Talara refinery.

Block IV:

We operate and extract oil and natural gas from Block IV under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2019 was 2,594 barrels of crude oil. We operate 319 wells using various oil extraction systems and operate a network of production batteries and two pipelines to collect, measure and deliver oil in a fiscalization point close to the Talara refinery, which purchases the oil according to a contract based on an average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, adjusted for costs related to hydrocarbon transportation. The field is located in the province of Talara, department of Piura, in northern Peru, approximately 21 miles from the Talara refinery.

Block V:

We operate and extract oil and natural gas from Block V under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in October 2023. Average daily production during 2019 in this field was 105 barrels of crude oil. We operate 40 wells in this field using various oil extraction systems. The Block V field is located in the province of Los Órganos, department of Piura, Peru, close to the border with Ecuador. Block V has been producing oil since the 1950s.

The map below shows the geographic location of our oil producing blocks in northern Peru.

For Block I and Block V, we are entitled to a variable fee paid by Perupetro, which is based on the level of production of each field and a price formula that is based on an average price of three international crude oil prices: Fortis blend, Suez blend and Oman crudes, and a discount over this price of approximately of 72% per barrel. For Block III and Block IV, we pay royalties to Perupetro based on an average price of three international crude oil prices: Fortis blend, Suez blend and Oman crudes. The royalties paid to Perupetro were US$18.79 per barrel during 2017, US$23.17 per barrel during 2018 and US$21.13 per barrel during 2019.

During 2017, 2018 and 2019, we received an average revenue (for all blocks) of US$49.19, US$52.38 and US$53.90, respectively, per barrel of extracted oil, which was equivalent to approximately 91.84%, 73.72% and 86.11%, respectively, of average Brent crude oil prices in the same years. We are not committed to provide a fixed volume of oil or natural gas under our four contracts.

We produce natural gas as a byproduct of the production of crude oil (an average of 4.8 MMcf per day during 2019). In Block I, we provide natural gas to ENEL (formerly EEPSA) under a “take or pay” contract (an average of 3 MMcf per day during 2019), and we pay to Perupetro a fee which varies depending on market conditions. The additional volume of natural gas extracted is sent to our Pariñas plant to be processed and commercialized as liquid natural gas. In Block V, we reinject the natural gas produced back into the wells. In Block III, we use part of the produced gas as fuel to operate wells equipment (pumping units) and we are looking for a market to sell the excess. In Block IV, we also use a certain volume of gas as fuel, and the residual volume since November 2019 is also sent to our Pariñas plant to be processed and commercialized as liquid natural gas. Our revenues for the sale of natural gas are not material relative to our oil production revenues.

Estimated Proved Reserves:

The following table sets forth estimated proved crude oil and natural gas reserves in Blocks I, III, IV and V as of December 31, 2019. We have only included estimates of proved and have not included any estimates of probable and possible reserves.

	Crude Oil (Mbbl)	Natural Gas (MMcf)	Crude Oil Equivalents (MBoe)
Block I:
Proved developed producing	467.10	4,045.7	1,186.3
Proved developed non—producing	38.2	—	38.2
Proved undeveloped	—	—	—
Total proved reserves	505.3	4,045.7	1,224.5
Block III:
Proved developed producing	2,593.9	—	2,593.9
Proved developed non—producing	22.4	—	22.4
Proved undeveloped	11,467.4	—	11,467.4
Total proved reserves	14,083.7	—	14,083.7
Block IV:
Proved developed producing	6,963.9	10,641.0	8,855.6
Proved developed non—producing	126.6	194.0	161.1
Proved undeveloped	6873.1	10,835.0	8,799.3
Total proved reserves	13,963.6	23,424.3	17,816.0
Block V:
Proved developed producing	1,391.1	—	1,391.1
Proved developed non—producing	—	—	—
Proved undeveloped	—	—	—
Total proved reserves	1,391.1	—	1,391.1
Total:
Proved developed producing	11,415.9	14,686.7	14,027.0
Proved developed non—producing	187.2	194.0	221.7
Proved undeveloped	18,340.6	12,589.3	20,578.6
Total proved reserves	29,943.7	27,470.0	34,827.3

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

Reserve amounts were based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent crude price for each month in the period January through December 2019, which, pursuant to our contractual agreements, resulted in average oil and gas prices of US$63.11 per barrel and US$4.29 MMcf, respectively, that for the purpose of reserve amount estimation were assumed to remain constant.

Proved undeveloped reserves in the fields as of December 31, 2019 were 20,579 Mboe, consisting of 18,341 MBbl of crude oil and 2,238 Mboe (12,589 MMcf) of natural gas. We estimate that during 2019: proved undeveloped reserves increased by 549 Mboe of crude oil; approximately 759 Mboe of proved undeveloped reserves of crude oil were converted into proved developed reserves; and natural gas reserves decreased 209 Mboe (1,177 MMcf). Capital expenditures made during 2019, for both drilling activities and workovers, to convert undeveloped reserves to proved developed reserves, amounted to approximately US$24.4 million (S/80.9 million).

The principal changes in proved undeveloped reserves during 2019 were:

•	Crude oil reserves: proved undeveloped crude oil reserves increased 759 Mbbl during 2019, as follows:

•	an increase of 1,023 MBbl due to a drilling campaign in Block IV;

•	a decrease of 264 MBbl due to a revision of type curve in Block III; and

•	Associated natural gas reserves increased 209 Mboe (1,177 MMcf) during 2019 due to the adjustment of the oil-gas ratio (GOR).

For changes in proved developed and undeveloped reserves from December 31, 2018 to December 31, 2019, see supplementary data (unaudited) annexed to our audited annual consolidated financial statements included in this annual report.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process:

The reserves estimates shown in this annual report have been prepared internally by our engineers in accordance with the definitions and guidelines of the SEC. Our reserves are estimated at the property level and compiled by our engineering staff. Our engineering staff interacts with our internal staff of operations engineers and geoscience professionals and with accounting employees to obtain the necessary data for the reserves estimation process. Our reservoir engineers and geoscience professionals have worked to ensure the integrity, accuracy and timeliness of the data, methods and assumptions used in the preparation of the reserves estimates. Mr. Luis Huaranga and Javier Portuguez are our Reservoir Engineers. The reserves estimate report was submitted to our Committee of Reserves, which is formed by Mr. Anthony Alfaro (Exploration and Production Manager), Mr. Iván Miranda (Exploration and Production Technical Manager), Mr. Jose Pisconte Lomas (Chief of Geology), and Mr. Manuel Gomez (Chief of Reservoir Engineering). Mr. Huaranga holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 23 years of experience, developed as a reservoir engineer at Pluspetrol, Petrobras, and Repsol. He has been working for GMP since September 2016. Mr. Portuguez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 26 years of experience, developed as a production and reservoir engineer at Mercantile and Interoil Peru. Mr. Gomez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 12 years of experience, most of it as drilling, completion, stimulation, and reservoir engineer. Mr. Pisconte Lomas, holds a Geologist Engineering degree and a Regional Geology Master’s degree from Universidad Nacional Mayor de San Marcos and has 27 years of experience in the oil industry. Mr. Miranda holds a degree in Petroleum Engineering from Universidad Nacional de Ingeniería in Lima and a Petroleum Engineering Master’s degree from Texas A&M University of Texas—USA, and has 35 years of experience in the oil industry developed at Petroperú, Unipetro ABC, and GMP. Mr. Alfaro holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru, Master’s degree in Business Administration from Universidad Rafael Belloso Chacin in Maracaibo, Venezuela, a Master’s degree in Projects Management an Administration from Universidad de Ciencias Aplicadas in Lima, Peru and has 36 years of experience developed at Petroperú, Perez Companc Peru and Argentina, Petrobras Venezuela and Peru, Grupo Synergy E&P Ecuador, and GMP.

Production, Revenues, Prices and Costs:

The following table sets forth information regarding our production, revenues, prices and production costs for 2017, 2018 and 2019.

	For the year ended December 31,
	2017	2018	2019
Production volumes(1):
Crude oil (Mbbl)
Block I	310.9	262.8	236.3
Block III	267.8	275.8	264.3
Block IV	530.9	755.9	946.8
Block V	36.2	39.9	38.4

Total (crude oil Mbbl)	1,145.8	1,334.4	1,485.8
Natural gas (MMcf)
Block I	2,979.0	2,228.8	1770.7
Block III	—	—	—
Block IV	—	—	—
Block V	—	—	—

Total (natural gas MMcf)	2,979.0	2,228.8	1,770.7
Crude oil equivalents (Mboe)	529.5	396.2	314.8

Total Company	1,675.3	1,730.6	1,800.6
Average sales prices(2):
Crude oil (US$/bbl)	49.81	64.72	61.19
Natural Gas (US$/Mcf)	4.07	4.52	4.29
Crude oil equivalents (US$/boe)	41.95	55.64	53.90
Costs and expenses(2):
Production expenses (US$/boe)	17.35	18.11	17.66
Royalties (US$/boe)	9.27	17.80	16.99
General and administrative expenses (US$/boe)	2.02	2.37	2.69
Depreciation, depletion, amortization and accretion expenses (US$/boe)	8.99	10.19	10.47

(1)

Hydrocarbons extracted from Blocks I and V belong to Perupetro, which in turns pays us a per barrel fee for extracted hydrocarbons. Hydrocarbons extracted from Blocks III and IV belong to GMP, which in turn pays a royalty to Perupetro for the amount of extracted hydrocarbons.

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

Acreage, Productive and Development Wells, Drilling:

The following table sets forth certain information regarding the total developed and undeveloped acreage as of December 31, 2019.

Formation	Developed Acreage	Undeveloped Acreage
Block I
Pariñas	2,271	70
Mogollón	2,583	320
Basal Salina	1,850	100
Mesa	1,485	1,650

Total Block I	8,189	2,140

Formation	Developed Acreage	Undeveloped Acreage
Block III
Salina Mogollón	7,475	3,983
Amotape	1,750	2,370

Total Block III	9,225	6,353
Block IV
Pariñas	4,155	3,402
Palegreda	5,292	3,951
Mogollón	1,470	2,606

Total Block IV	10,917	9,959
Block V
Verdún	530	650
Ostrea	175	115
Mogollón	1,350	120

Total Block V	2,055	885

Total	30,386	19,337

As of December 31, 2019, we had a total of 744 producing wells. Our wells are oil wells, many of which also produce natural gas. We do not have interests in wells that only produce natural gas. The following table shows the number of development and exploratory wells drilled during 2017, 2018 and 2019 in Blocks I, III, IV and V.

	For the year ended December 31,
	2017	2018	2019
Development Wells
Productive	22	33	33
Dry	—	—	—

Total	22	33	33
Exploratory Wells
Productive	1	—	—
Dry	—	1	—

Total	1	1	0

During 2017, 2018 and 2019 we invested US$16.5 million (S/53.6 million), US$20.2 (S/68.4) and US$23.8 million (S/78.95 million), respectively, in drilling activities. During 2019, we drilled a total of 33 wells in Block IV (all of them are productive wells)

Under the terms of our agreements with Perupetro, at the time the contract terminates, we are required to close non-producing wells that we have drilled. As of December 31, 2019, we estimated that we will be required to close 62 wells in Block I in December 2021 and 6 wells in Block V in October 2023, 40 wells in Block III and 50 wells in Block IV in December 2045. We have created a provision in our financial statements for the costs relating to those well closings. See note 5.1(d) to our audited annual consolidated financial statements included in this annual report.

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

Our gas processing plant has the capacity to process up to 44 MMcf per day. We processed 30.57 MMcf per day during 2017, 30.12 MMcf per day during 2018 and 30.52 MMcf per day during 2019. Approximately 91% of the volume processed by our gas processing plant depends on the gas volumes provided by Enel Generación Piura for processing and use on its gas-fired turbines. These volumes vary per month and depend upon the power dispatch curve of Enel Generación Piura among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by Enel Generación Piura are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher. Approximately 6% of the volume processed by our gas processing plant depends on the volumes of gas extracted by GMP in Block I, approximately 7% depends on the volumes of gas extracted by GMP in Block IV and approximately 1% depends on the volumes of gas provided by CNPC, which we process and commercialize as liquid natural gas.

Fuel Storage Terminals

We are a 50% partner in Consorcio Terminales with a Peruvian affiliate of Oiltanking GmbH, one of the world’s largest operators of independent terminals for bulk liquid storage. Consorcio Terminales was first awarded a concession for the operation of the South Fuel Terminal in 1997. In June 2014, Terminales del Perú, a new consortium that included our subsidiary GMP and Oiltanking Peru, was awarded a concession for the operation of the North and Central Fuel Terminals for Petroperú. The contracts have 20-year terms and consist of the operation of four terminals in the north and one terminal in the center of the country, providing storage and dispatching bulk liquid fuel. The total amount of the committed investment for both projects is approximately US$37.2 million (S/125 million), while the total amount of the additional investment, which is expected to be reimbursed to the company, is approximately US$186 million (S/625 million). In November 2018, Petroperú initiated a public bidding for the operation of the South Fuel Terminal, which was cancelled by Petroperú in May 2019. There was no winner in the public bidding for the operation of the South Fuel Terminal, and the contract of Consorcio Terminales was extended through contract amendments, the latest of which terminated on November 2, 2019, and the concession reverted to Petroperú.

Our open-access terminals offer our customers dependable and critical handling and storage services for refined petroleum liquid products, maintaining high quality, safety and environmental standards. We provide storage, handling and loading and uploading services for a broad range of refined petroleum liquid products, including gasoline, aircraft fuel, diesel and heavy fuel oil. We deliver the liquids into two types of transportation systems, railroad cars and cistern trucks. Because of the strategic location of our assets, our deep-water access, inland terminals and our aggregate storage capacity of 2.5 MMbbl in the North and Central Terminals, we believe that we are well-positioned to cover the needs of our clients, the two principal refineries in Peru. The map below shows the location of each of our fuel storage terminals in Peru.

Under the contracts, Consorcio Terminales and Terminales del Perú received revenues paid in connection with monthly reserved volume in tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). The storage fee per barrel, is based upon reserved volumes whether they are received or not. The throughput fee is paid based on effective barrels delivered per month. During 2017, 2018 and 2019, Consorcio Terminales and Terminales del Perú generated revenues of US$78.84 million (S/255.8 million), US$82.5 (S/278.9 million) and US$79.7 million (S/264.3 million) (we are entitled to 50% of the joint operation revenues), respectively. Under the contracts, Consorcio Terminales and Terminales del Perú are responsible for paying the fuel terminals operating and maintenance costs and also paying a royalty fee to Petroperú based on effective barrels delivered each month.

At the current stage of the contracts, any capital expenditure we invest in the fuel storage terminals can be recouped from any present and future royalties we owe to Petroperú.

Other Terminal Operations

We are a 50% partner in Oiltanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named “Terminal Marino Pisco Camisea” under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. In 2019, this terminal dispatched 24.3 million barrels and received 1.3 million barrels of natural gas liquids. Additionally, through OTAS, we are also a 25% partner in LQS, which operates the “Terminal de Químicos de Matarani,” which dispatched 58,639 tonnes of sodium hydrosulfide for international mining companies in 2019. During 2017, 2018 and 2019 these activities generated revenues in the aggregate of approximately US$6.6 million (S/21.4 million), US$6.6 million (S/22.3 million) and US$6.9 million (S/22.9 million), respectively.

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

Our revenue in the operation and maintenance of infrastructure assets is generated either from fees we charge to Norvial, Survial, Canchaque, Pasco, Chinchaypujio, Chuquibambilla, Cora and the Lima Metro to operate and maintain our concessions or from government payments through maintenance service contracts we have been awarded. As depicted in the chart below, we operate and maintain 2,247.20 km of Peruvian roads and highways, including our own highway concessions, in addition to the Lima Metro.

Operation and Maintenance of Infrastructure Assets

Total 2,247.20 KM

The table below sets forth selected financial information for our operation and maintenance of infrastructure assets activities.

	For the year ended December 31,
	2017	2018	2019	2019
	(in millions of S/)			(in millions of US$)(1)
Revenues	378.3	452.3	307.0	92.6
Net profit (loss)	16.9	2.4	(21.9)	6.6
EBITDA	34.1	19.2	(2.0)	(0.6)
EBITDA margin	9.0%	4.2%	0.7%	—

(1)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 31, 2019.

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

Real Estate

Our Real Estate segment is one of the largest apartment building developers in Peru, in terms of number of units sold and value of sales in 2019, and is focused on the development and sale of affordable housing and housing as well as other real estate projects. Since commencing our operations in 1987, we have developed approximately 1,262,850 m2 of affordable housing (approximately 19,998 units); approximately 392,598 m2 of housing (approximately 1,888 units); approximately 170,416 m2 of office space (approximately 903 offices); and approximately 43,000 m2 of shopping centers (three shopping centers). Moreover, we are currently building approximately 104,953 m2 of affordable housing (approximately 1,713 units) and approximately 12,317 m2 of housing (approximately 146 units). Our Real Estate segment also owns land parcels in Lima, comprising approximately 55 hectares as of December 31, 2019, and we have sold undeveloped land in the past and intend to continue such sales in the future.

The table below sets forth selected financial information for our Real Estate business segment.

	For the year ended December 31,
	2017		2018		2019		2019
	(in millions of S/, except as indicated)						(in millions of US$)(2)
Revenues(1)	647.5		630.1		264.4		79.7
Net profit	117.7		157.8		23.7		7.2
Net profit attributable to controlling	48.6		28.9		(5.0)		(2.6)
EBITDA	177.3		241.00		76.2		23.0
EBITDA margin	27.4%		38.2%		28.8%		—
Backlog (in millions of US$)(3)	25.9		57.9		209.9		63.3
Backlog/revenues ratio(3)	0.1	x	0.3	x	0.7	x	—

(1)	In 2017, 2018 and 2019 we recognized S/163.1 million (US$50.3 million), S/38.4 million (US$11.5 million) and S/37.4 million (US$11.2 million), respectively, in revenues from land sales.
(2)	Calculated based on an exchange rate of S/3.317 to US$1.00 as of December 31, 2019.
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

We began developing affordable housing projects in 2001, following the Peruvian government’s efforts to address the country’s housing deficit, particularly for low-income families. We launched the first major affordable housing project in Peru in 2007; Parque Agustino, in Lima’s El Agustino neighborhood. Since 2001, we have completed 18 affordable housing projects. As of December 31, 2019, we are in the process of developing three affordable housing projects, including construction, presales and procuring required authorizations and permits. These projects consist of expansions of projects previously completed by us. Affordable housing consists of apartments, usually ranging between 50 and 72 m2 in size, that are purchased using government-sponsored support programs. The Peruvian government has adopted the Nuevo Crédito MiVivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. In order for a unit to qualify for the Nuevo Crédito MiVivienda program, its selling price must range between S/58,800 and S/310,800. In order for a unit to qualify for the Techo Propio new housing purchase program, its selling price must be less than S/84,100 for a single family home or less than S/105,000 for a multi-family dwelling.

In order to be eligible for an affordable housing subsidy under the Nuevo Crédito MiVivienda program, a purchaser must not own any other home or have benefitted from a housing subsidy program in the past, among other requirements. A purchaser must also provide a down payment between 10% and 30% of the total purchase amount. Housing subsidies under this program fluctuate between S/6,400 and S/17,700 which incentivize purchasers with reduced monthly rates so long as they pay their mortgage loan payments on a timely basis. In order to be eligible for an affordable housing subsidy under the Techo Propio program, a purchaser must have a monthly income that does not exceed approximately S/3,538 and must not have received any other government-sponsored housing benefit in the past, among other requirements. A Techo Propio purchaser must also show proven savings equal to at least 5% of the total purchase amount. Housing subsidies under this program is S/34,4000. Purchasers of subsidized housing under both programs are also not required to pay a value-added tax normally applicable to residential purchases.

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

Our housing developments consist of residential buildings comprised of apartments with a mid- to high-price range that do not qualify for government subsidies. Since 1987, we have developed 38 housing developments. As of December 31, 2019, we are developing four housing projects, one of which is in the construction stage, with the other three in the process of obtaining required approvals and permits. Our housing units typically range between 130 and 400 m2 in size.

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

	For the year ended December 31,
	2017	2018	2019
Number of Units Delivered(1):
Affordable Housing	1,353	1,232	1,433
Housing	65	44	17

Total	1,418	1,276	1,450
Number of Units Sold and Not Yet Delivered(1):
Affordable Housing	1,152	1,810	1,925
Housing	43	75	11

Total	1,195	1,885	1,936
Total m2 Delivered:
Affordable Housing	78,004	70,986	83,880
Housing	20,978	13,752	1,912

Total	98,982	84,738	85,792
Total m2 Sold and Not Yet Delivered:
Affordable Housing	66,878	107,075	116,327
Housing	12,538	15,440	2,593

Total	79,416	122,515	118,920
Value of Units Delivered (in millions of S/):
Affordable Housing	170	137	196
Housing	221	133	20

Total	391	270	216

(1)	We typically pre-sell our affordable housing and housing units before construction begins and continue to sell during construction, although we recognize revenues at the time of delivery of units.

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

Land Bank

We typically purchase land to develop real estate projects with the intention to begin construction within a 12- to 18-month period after the purchase of the land. We may also, from time to time, purchase land for subsequent resale. As of December 31, 2019, we owned approximately 95.5 hectares, of which 81.5% is located in Lima and 18.5% outside of Lima. We continually evaluate opportunities to purchase new land for our real estate development projects.

On February 24, 2017, we sold our interest in Project Espacio (formerly known as Cuartel San Martín) to Urbi Propiedades S.A., our partner in the project, for US$50 million (S/168 million). On April 28, 2017, we also sold our interest (approximately 20.8%) in Promoción Inmobiliaria del Sur S.A. (“PRINSUR”) of Inversiones Centenario, which owns approximately 937.7 hectares of undeveloped land also located in Lurín, to our partner Inversiones Centenario S.A.A. for US$25 million (S/84 million). For more information, see “Item 5.A. Operating and Financial Review and Prospect— Operating Results—Recent Developments (2017—2020)—Asset Sales.”

We have a 50.45% interest in Almonte, which owned approximately 77.8 hectares as of December 31, 2019 of undeveloped land in Lurín, located 30 km south of Lima. We previously sold 27 hectares of the land for industrial use. On May 31, 2018, Almonte signed a purchase agreement with PRINSUR for the sale of 420.9 hectares of land by Almonte to PRINSUR for an aggregate amount of US$92.7 million, the final installment of which was paid in February 2020 upon the satisfaction of certain conditions precedent.

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

Sales and Marketing

We typically pre-sell our affordable housing and housing units prior to and during construction, and use the related proceeds to finance the construction of the units. Our commercial and sales processes differ depending on the type of development and market segment of the development. We primarily sell our real estate development projects through an internal sales force that is assigned to particular projects and, to a lesser extent, external brokers on a non-exclusive, commission-fee basis. Our marketing efforts primarily consist of newspaper advertisements, radio and television commercials, billboards and promotional offers for referrals. We also advertise our real estate projects on our website.

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

Our consolidated backlog as of December 31, 2019 was US$1,396.4 million. We expect to recognize as revenues 71.3% of our backlog by December 31, 2020, 18.7% by December 31, 2021 and 10.0% thereafter. However, the ongoing COVID-19 pandemic and government measures to contain the spread of the virus, which have significantly increased economic uncertainty, may continue to impact our ability to perform our backlog in the short term. As conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact of the pandemic on our backlog in the short term. The following table sets forth our consolidated backlog from December 31, 2015 to December 31, 2019.

Backlog (in US$ million)

(1)

In the third quarter of 2015, we acquired a 29% participation in the construction consortium of the GSP gas pipeline project, and, as a result, we incorporated US$1.0 billion in backlog. Due to the termination of the GSP gas pipeline concession on January 24, 2017, we have removed US$855 million from the backlog, representing 33.8% of our total backlog as of December 31, 2016.

Our backlog slightly increased in 2019, but may decline in the future, including due to the potential sale of assets. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to grow our backlog. Additionally, the number and amounts of new contracts signed can fluctuate significantly from period to period. For example, the third quarter of 2015, we acquired a 29% participation in the construction consortium of the GSP gas pipeline project, and, as a result, we incorporated US$1.0 billion in backlog. Due to the termination of the GSP gas pipeline concession on January 24, 2017, we have removed US$855 million from the backlog, representing 42.5% of our E&C backlog and 33.8% of our total backlog as of December 31, 2016. During 2017 we also removed US$87.5 million from our backlog related to the Chavimochic project. During 2018, we removed from our presentation of backlog CAM, CAM Servicios and Stracon GyM, which we account for as discontinued operations, and Adexus, which we account for as an investment held for sale. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments (2017 -2020)—Termination of the Gasoducto Sur Peruano Concession.”

The table below sets forth our ending backlog for 2017, 2018 and 2019 accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2017	2018	2019
	(in millions of US$)
Opening backlog (end of prior year)	1,677.6	1,244.1	1,257.2
Contract bookings and adjustments during the year	719.9	881.3	1,139.5
Cancellations during the year	—	—	—
Revenues recognized during the year	(1,153.4)	(868.2)	(1,000.2)

Ending backlog (end of current year)	1,244.1	1,257.2	1,396.4

The chart below sets forth our consolidated backlog breakdown by end-market, geography and client sector as of December 31, 2019.

Backlog by End-Market	Backlog by Geography

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

Our E&C backlog as of December 31, 2019 was US$910.1 million. We expect to recognize as revenues 85.9% of such backlog by December 31, 2020 and 14.1% of such backlog thereafter. However, the ongoing COVID-19 pandemic and government measures to contain the spread of the virus, which have significantly increased economic uncertainty, may continue to impact our ability to perform our E&C backlog in the short term. As conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact of the pandemic on our backlog in the short term. The following table sets forth of our E&C backlog from December 31, 2015 to December 31, 2019.

E&C Backlog (in US$ million)

The following pie charts set forth our E&C backlog breakdown by end-market, geography, client sector and contract type as of December 31, 2019.

The table below sets forth our ending E&C backlog for 2017, 2018 and 2019 accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2017	2018	2019
	(in millions of US$)
Opening backlog (end of prior year)	1,157.6	772.5	782.6
Contract bookings and adjustments during the year	357.7	582.6	881.5
Cancellations during the year	—	—	—
Revenues recognized during the year	(742.8)	(572.5)	(754.0)
Ending backlog (end of current year)	772.5	782.6	910.1

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

Our Infrastructure segment backlog does not include intersegment eliminations. We calculate our Infrastructure backlog as follows:

•	for the Lima Metro, our Infrastructure backlog assumes that for 2020, 2021 and 2022, we will operate 44 trains at full operation, which in the aggregate will travel 4.8 million kilometers per year;

•

for our Survial and Canchaque concessions, we assume our contractually agreed upon annual fee, adjusted for inflation. For our 2017, 2018 and 2019 backlog, we utilize the same adjustment amount that was utilized for our 2016 fee, which has already been negotiated; and

•	for La Chira, for our 2017, 2018 and 2019, backlog is calculated to include the fees we will receive under the concession for our operation and maintenance, adjusted for inflation.

Our Infrastructure backlog as of December 31, 2019 was US$553.9 million. We expect to recognize as revenues 35.1% of our backlog by December 31, 2020 and 64.9% of our backlog thereafter. The following chart sets forth the growth of our Infrastructure backlog from December 31, 2015 to December 31, 2019.

Infrastructure Backlog (in US$ million)

The following pie chart sets forth our Infrastructure backlog breakdown by line of business as of December 31, 2019.

Backlog by Line of Business

The table below sets forth our ending Infrastructure backlog for 2017, 2018 and 2019, accounting for opening backlog for each year, annual contract bookings, cancellations during the year and adjustments and annual revenues recognized.

	2017	2018	2019
	(in millions of S/)
Opening backlog (end of prior year)	519.0	544.8	520.8
Contract bookings and adjustments during the year	288.6	209.6	231.7
Cancellations during the year	—	—	—
Revenues recognized during the year	(262.8)	(233.6)	(198.6)

Ending backlog (end of current year)	544.8	520.8	553.9

Real Estate Backlog

Our Real Estate segment backlog reflects sales contracts with buyers for units that have not yet been delivered and will be recognized as revenues once they are delivered.

Our Real Estate segment backlog as of December 31, 2019 was US$63.3 million. We expect to recognize as revenues 100% of our backlog by December 31, 2020, and none thereafter. However, the ongoing COVID-19 pandemic and government measures to contain the spread of the virus, which have significantly increased economic uncertainty, may continue to impact our ability to perform our Real Estate backlog in the short term. As conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact of the pandemic on our backlog in the short term.

The following chart sets forth our Real Estate backlog breakdown by type of real estate activities as of December 31, 2019.

	2017	2018	2019
	(in millions of US$)
Opening backlog (end of prior year)	95.9	25.9	57.9
Contract bookings and adjustments during the year	129.6	125.7	85.1
Cancellations during the year	—	—	—
Revenues recognized during the year	(199.5)	(93.7)	(79.7)

Ending backlog (end of current year)	25.9	57.9	63.3

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

Quality Assurance

In 2019, our operations were certified according to the following international standards:

		ISO 9001 (QUALITY)	ISO 14001 (ENVIRONMENTAL)	OHSAS 18001 (SECURITY AND SAFETY)	OTHER
Engineering and Construction	GMI	x	x	x
	GyM	x	x	x
	Morelco	x	x	x	x
	VyV - DSD	x	x	x
Infrastructure	GMP	x	x	x
	GyM Ferrovías	x
	Concar	x	x	x
	Viva GyM			x

Engineering and Construction:

•	GMI: ISO 14001, ISO 9001 and OHSAS 18001.

•	GyM: ISO 9001 in project management control processes; ISO 14001 and OHSAS 18001 in engineering, procurement and construction of electromechanical projects, civil works and buildings.

•	Morelco: ISO 14001, ISO 9001 and OHSAS 18001; in addition, ASME ESTAMPES U/S NATIONAL BOARD ESTAMPER.

•	Vial y Vives—DSD: ISO 14001, ISO 9001 and OHSAS 18001.

Infrastructure:

•

GMP: ISO 14001, ISO 9001 and OHSAS 18001: certified for oil and gas production processes in lots III, IV, I and V; gas processing at the Pariñas plant; reception, storage and dispatch of hydrocarbons-derived products in nine terminals (Pisco, Mollendo, Ilo, Cusco, Juliaca, Etén, Salaverry, Chimbote and Supe).

•	GyM Ferrovías: ISO 9001 for the operation and conservation of railway infrastructure and rolling stock of the Transport System - Line 1.

•	Concar: ISO 9001, ISO 14001 and OHSAS 18001.

•	Viva GyM: OHSAS 18001 for its main office and the Los Parques de Comas project.

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

The following are key programs we perform for the benefit of society:

•

Metro Culture: We conduct workshops that transform trains and train stations into centers of social and cultural education to promote respect and tolerance. In 2019, we carried out 51 artistic presentations and incorporated approximately 32,000 people in health campaigns.

•

Road Safety Education: This program promotes our culture of safety and accident prevention by training communities surrounding roads and highways that we operate or maintain. In 2019, we provided 146 training courses, involving approximately 5,850 employees and 5,450 members of the public.

•

Ayni: This social support program aims to improve the quality of life in urban areas by promoting respectful coexistence among new owners of our real estate projects. The initiative trains neighbors on several legal and managerial matters and on conflict management and leadership. In 2019, the program trained approximately 700 people.

•

Development of local suppliers: We build the capacities of our local suppliers and help them to develop their businesses by improving the quality of the goods and services they provide and encouraging the adoption of formal and responsible managerial styles. In this way, we make local economies more dynamic.

•

Labor Capabilities: This is a recruitment program where we share construction knowledge and train community members on building techniques, risk prevention and leadership skills. In this way, we increase the employability of members of local communities, generate formal jobs, reduce project risks, develop more efficient recruiting processes, and strengthen the trust with local communities. In 2019, we trained approximately 650 participants, 70% of whom joined the group.

•	Cantera Program: This program is designed to attract and train young talents in engineering. In 2019, we recruited 50 young people out of a total of approximately 8,800 participants.

Regulatory Matters

Set forth below is a description of the regulatory framework applicable to our company. We believe we are in compliance, in all material respects, with applicable laws and regulations in all of our business segments.

Engineering and Construction

Regulatory Framework Applicable to Contracts with the Public Sector

As of the date of this annual report, Peru’s Public Procurement Law, approved by Supreme Decree No.° 082-2019-EF (Texto Único Ordenado de Ley de Contrataciones del Estado) and its Regulations which, in turn, was approved by Supreme Decree No. 344-2018-EF, which entered into force on January 30, 2019, governs services and construction agreements entered into with public entities. Article 29 of Supreme Decree No. 344-2018-EF establishes that, at the beginning of the procurement process, the contracting public entity must prepare a technical file describing the characteristics of the services it intends to purchase and the selection process for its counterparts, among other specifications.

The selection processes are established in Article 53 of Supreme Decree No. 344-2018-EF as follows:

•	public biddings (licitación pública), applicable to goods and works;

•	public tenders (concurso público), applicable to services, including consulting services;

•

simplified award (adjudicación simplificada), applicable for the acquisition of any of the following: to (i) goods, if their value exceeds S/33,600 and under S/400,000; (ii) services, if their value exceeds S/336,200 and under S/400,000; and (iii) works, if their value exceeds S/33,600 and under S/1,800,000;

•	electronic reverse auction (subasta electrónica inversa), applicable to goods and services with values exceeding S/33,600;

•	selection of individual consultants (selección de consultores individuales), applicable for the hiring of qualified consultants who do not need teams of personnel or additional professional support;

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

In addition, Supreme Decree No. 344-2018-EF establishes that the selection processes include the following phases:

•

in the case of public biddings, public tenders and simplified award: notice; registration of participants; submission and reply of inquiries; submission and reply of comments; preparation of the terms and conditions of the selection process; submission of bids; evaluation and qualification of bids; and award (articles 70, 79 and 88);

•	in the case of the selection of individual consultants: notice; registration of participants; submission of bids; evaluation and qualification of bids (article 92); and

•	in the case of price comparison: notice, submission of bids, and adjudication (articles 98 and 99).

Article 46 of Peru’s Public Procurement Law establishes that any participants in a public procurement processes must be registered in the Peruvian National Suppliers Registry and must not be banned from contracting with the state. Article 9 of Supreme Decree No. 344-2018-EF establishes that this registration has an indefinite validity and that all contractors must keep information updated.

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

Article 35 of Supreme Decree No. 344-2018-EF establishes the types of contracts that may be entered into by public entities:

•

lump-sum (sistema a suma alzada), applicable when the amounts, scales and technical specifications are determined in the terms and conditions of the selection process. The bidder submits its proposal indicating a fixed amount and a term for the completion of the agreement;

•

unit price, rates or percentages (sistema de precio unitario, tarifa o porcentajes), applicable when the nature of the service to be provided does not allow an accurate determination of the required quantities or dedication time;

•

lump-sum and unit price, rates or percentages mix (esquema mixto de suma alzada y precios unitarios), applicable when the included items have known quantities or quantities which can be known with accuracy and precision, they can be contracted under the lump sum scheme, however when items where the quantities cannot be known have to be contracted under the unit price system; and

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

Regulatory Framework Applicable to Contracts with the Private Sector

Parties to a private-sector agreement may freely determine the contract type and its contents as long as it complies with certain legal requirements, including the provisions set forth in Article 1353 of the Peruvian Civil Code (which states that all contracts, including innominate contracts, must comply with the rules of Section VII of the Peruvian Civil Code, absent a statute specific to said contract type that collides with said rules). GyM and GMI participate in private-sector contracts for engineering and constructions.

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

Construction entities must comply with the National Building Regulations, approved by Supreme Decree No. 011-2006-VIVIENDA (Reglamento Nacional de Edificaciones), which establishes that urban allotments and buildings must be developed in compliance with the rules governing safety, functionality, accessibility, habitability and environmental impact. According to Technical Regulation No. G.030 (Rights and Responsibilities) of the National Building Regulations, construction companies, such as GyM and GMI, are responsible for (i) executing works in accordance with project specifications and applicable regulations; (ii) possessing sufficient organization and infrastructure to guarantee the feasibility of the project; (iii) appointing the party responsible for the construction to assume its technical representation; (iv) providing the resources and materials to complete the project pursuant to the terms of the agreement and required standards and within the approved budget; (v) executing subcontracts within contractual limitations; and (vi) delivering to the client documented information regarding the executed works.

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

Safety Regulations Applicable to Subsectors

In addition to the Law on Safety and Health at Work applicable to all our business sectors, our E&C segment must also comply with the regulations set forth below.

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

Oil and Gas

GMP must comply with the Hydrocarbons Safety Regulations, as approved by Supreme Decree No. 043-2007-EM, which are enforced by OSINERGMIN, while performing any hydrocarbon activities. The most relevant safety rules with which GMP must comply include: (i) assuring that senior project managers are responsible for the safety and health of workers; (ii) assigning specialized personnel responsible for safety and health matters; and (iii) monitoring and recording workplace accidents on a monthly basis.

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

Registries and Permits

Pursuant to Supreme Decree No. 005-2020-TR civil contractors must be registered in the National Registry of Civil Construction Works – (the “RENOCC”), governed by the Administrative Labor Authority. Civil construction work companies register with the RENOCC, which assigns them with a unique registration number with which the company is identified until completion of the relevant project, regardless of the number of contractors and subcontractors that participate in the execution of the work. GyM has registered in the National Civil Construction Contractors and Subcontractor Registry in compliance with the Supreme Decree No. 008-2013-TR.

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

Environmental Regulations

Section 24 of the General Environmental Law, approved by Law No. 28,611 (the “General Environmental Law”), provides that all human activity that involves construction services, among others, likely to cause significant environmental impact is subject of regulation by the National System of Environmental Impact Assessment. The Peruvian Ministry of the Environment, through the Environmental Supervising and Enforcement Agency (Organismo de Evaluación y Supervisión Ambiental, or “OEFA”) supervises compliance with the law and enforces environmental rules related to mining, oil and gas and electricity.

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

Civil Construction

Supreme Decree No. 015-2012-VIVIENDA (modified by the Supreme Decree No. 019-2014-VIVIENDA and Supreme Decree No. 0082016-VIVIENDA) regulates the environmental aspects of projects related to housing, urbanism, construction and sanitation activities in urban or rural areas. The National Directorate of Housing, Urbanism, Construction and Sanitation supervises the compliance and enforces the applicable rules. Projects are categorized according to their environmental impact during and after their execution and different rules are established for each category including compliance with the following environmental studies prior to starting construction works: (i) projects expected to cause minor environmental impacts require an environmental impact statement; (ii) projects expected to cause moderate environmental impacts require a semi-detailed environmental impact assessment; and (iii) projects expected to cause a major environmental impact require a detailed environmental impact assessment.

Other Subsectors

Depending on the subsector in which it operates, GyM is required to follow specific environmental provisions issued by the competent authorities. For example, with respect to hydrocarbon activities, the Ministry of Energy and Mines has enacted the Oil and Gas Environmental Regulations, by means of Supreme Decree No. 039-2014-EM modified by Supreme Decree No. 023-2018-EM

Tax Legal Regime Applicable to Construction

Section 63 of the Peruvian Income Tax Law, approved by Supreme Decree No. 179-2004-EF, establishes that construction companies engaged in construction contracts for a period longer than one fiscal year can choose to be taxed under any of the following systems:

•	allocate to each fiscal year the gross income resulting from applying the percentage of gross margin estimated for the full construction over the amounts collected for the same construction; or

•

allocate to each fiscal year the gross income calculated by deducting the costs corresponding to the tasks performed on each construction during that year from the amount collected or that is expected to be collected for such tasks.

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

Infrastructure

Infrastructure and Public Services through Public Private Partnership Contracts

In recent years, the Peruvian state has implemented a new regulatory framework (Legislative Decree No. 1362 and its regulations, approved by Supreme Decree No. 240-2018) to set forth the procedures and mechanisms for enhancing private investment for the development of public infrastructure, public services, any ancillary services, applied research projects and/or technological innovation, through Public-Private Partnerships (PPP) and Projects with State Assets.

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

4.

For projects in regulated sectors, the monitoring of Public Private Partnership contracts is subject to the provisions of the Law No. 27,332, Framework Law for Regulators on Private Investment for Public Services. According to this law, OSIPTEL, OSITRAN, SUNASS and OSINERGMIN should primarily safeguard the compliance of service levels agreed in Public Private Partnership contracts. For this purpose, Public Private Partnership contracts must establish the necessary arrangements to ensure timely and efficient supervision during the contract execution stage. To this end, public entities are required to ensure timely participation of regulatory agencies in the arbitration, when decisions and matters related to the competence of those bodies are discussed.

5.

Favorable opinions for the Public Private Partnership Agreements from the General Comptroller Office of Peru are required. The General Comptroller will issue a report on any aspects that may jeopardize the financial capacity of the Peruvian state, according to Law No. 27,785, Organic Law of the National Control System and the General Comptroller of Peru.

6.

Investors interested in participating as bidders in private investment processes must review the list of restrictions and prohibitions established in the Public Procurement Law. Whether an investor is barred from participating shall be determined through administrative channels, and such restriction will apply to any expected strategic partners as well. Furthermore, it is stated that the restriction would extend to strategic partners and to companies who have exercised direct control over the investor, as indicated in the regulations approved by the Superintendence of the Stock Market.

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

Environmental Regulations

Peruvian environmental laws and regulations have become increasingly stringent over the last decade. All industries and projects are subject to Peruvian laws and regulations concerning water, air and noise pollution, and the discharge of hazardous substances. The main legislation governing environmental matters is Law No. 28,611, General Environmental Law; Law No. 27,446, the Law of the National System of the Environmental Impact Evaluation (the “SEIA”); the regulations of the SEIA Law, approved by Supreme Decree No. 019-2009-MINAM; and several environmental regulations that have been issued under the General Environmental Law, SEIA and other laws by the government with the collaboration of the Peruvian Ministry of the Environment.

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

Exploration and Production of Oil Fields

Peru’s hydrocarbon legislation regarding oil and gas exploration and production activities includes, among others, the Hydrocarbon Organic Law approved by Supreme Decree No. 42-2005-EM and the regulations governing the qualification of petroleum companies; the exploration and production of hydrocarbons; the transportation of hydrocarbons; hydrocarbons pipelines and safety requirements in such activities.

The foregoing regulations define the roles of Peruvian government agencies that regulate the oil and gas industry; provide the framework for the promotion and development of hydrocarbon activities based on the principles of private-sector competition and access to all economic activities; and set the safety and security standards as well as the legal proceedings for carrying out operations.

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

Consorcio Terminales and Terminales del Perú are two joint operations conducted by GMP and Oiltanking Peru S.A.C. which operated ten of Petroperú’s terminals in Peru: (i) the South Terminals of Pisco, Mollendo, Ilo, Juliaca and Cuzco; and (ii) the North Terminals of Eten, Salaverry, Chimbote and Supe; including Callao, respectively. Consorcio Terminales and Terminales del Perú provide hydrocarbons handling and storage services in Peru for gasoline, aviation fuel and diesel, among others.

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

The initial term of the Operation Agreements was 15 years; however, the parties agreed to extend the duration of the agreement to an additional 18 months ending in August 2014. The purpose of this extension was to undertake the additional investments that were necessary to satisfy the national demand increase and to perform operative and safety-related improvements to the facilities. In July of 2014, the operation agreements were extended for an additional four years ending in July of 2018.

The South Terminal operation agreement was extended, most recently until November 2, 2019. On November 3, 2019, the South Fuel Terminal concession reverted to Petroperú. With respect to the North Terminal operation agreement, the agreement with Consorcio Terminales expired on October 31, 2014, however, GMP and Oiltanking were granted a new operation agreement for the terminal, this time under the ‘Terminales del Perú’ Consortium, which provided for a 20-year extension that will end on November 1, 2034. Additionally, Terminales del Perú was granted with the operation agreement for the terminal del Centro-Callao, for 20 years commencing on September 2, 2014 until September 1, 2034. In executing their operations, both Consorcio Terminales and Terminales del Perú are committed to develop and follow a work program which must include an investment schedule. The work program performed included the installation of protection systems and loading systems, among others, and was secured by a performance bond.

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

Licenses

Article 10 of the Single Revised Text of the Urban Habilitation and Buildings Law No. 29090, approved by Supreme Decree No. 006-2017, establishes the license requirements for urban habilitation and construction, depending on land size, the dimensions of the work to be undertaken and the financial target.

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

Public- and Private-Sector Contracts

Concar provides services in compliance with Peru’s Public Procurement Law and its Regulations, approved by Supreme Decree No.° 082-2019-EF (Texto Único Ordenado de Ley de Contrataciones del Estado) and its Regulations, approved by Supreme Decree No. 344-2018, when dealing with public counterparties; and with the regulation set forth in the Civil Code when dealing with private counterparties. Such regulations establish the different types of selection processes which companies may undergo when contracting with the state, as well as the rules and conditions applicable to such processes. They also establish general rules applicable to contractual relationships among private parties. See “—Engineering and Construction” for more information on the applicable legal frameworks. Concar is registered with the Peruvian National Registry of Suppliers, required to act as supplier for public entities.

Intellectual Property

Certain operations of GMI are protected by Peruvian Copyright Law, approved by Legislative Decree No. 822, specifically the engineering drawings registered in the INDECOPI Copyright Registry. However, the company’s business and profitability are not dependent on patents or licenses; industrial, commercial or financial contracts in connection to patents or licenses; or new manufacturing processes.

C. Organizational Structure

The following organizational chart sets forth our principal operating subsidiaries within our three business segments.

(1)

57.7% of GMI shares have been assigned to a trust formed in benefit of the Peruvian state to secure the company’s contingent obligation to pay compensation resulting from the investigations of the company by the Peruvian state. See “Item 3.D.-Key Information-Risk Factors-Risks Related to Recent Developments (2017-2020)- Investigations regarding potential corruption or other illegal acts could have a material adverse effect on our business, financial condition and results of operations”.

(2)

In June 2018, the company assigned economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares of Norvial. The company continues to possess 67% of the voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns 16.8% of Norvial’s shares, and Inversiones en Infraestructura S.A owns the remaining 16.2%.

(3)	43.3% of the share capital of Viva GyM is held by our subsidiary GyM.

The following charts set forth the principal activities of each of our three business segments:

The following is a brief description of our principal operating subsidiaries:

•	Engineering and Construction:

•

GyM S.A. (“GyM”), incorporated in Peru, is one of the oldest and largest construction companies in Peru. Graña y Montero owns 98.87% of GyM; the remaining 1.13% is held by former and current company executives.

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

•

GMI S.A. Ingenieros Consultores (“GMI”), incorporated in Peru, is primarily engaged in engineering consultancy for projects in the mining, hydrocarbons, electrical, agricultural, industrial, tourism and transportation sectors. Graña y Montero owns 89.41% of GMI (57.7% of GMI shares have been assigned to a trust created in benefit of the Peruvian state to secure the company’s contingent obligation to pay compensation to the Peruvian state in respect of investigations of the company by the Peruvian state), 5.0% is held by current and former company executives; and the remaining 5.59% is held by third parties.

•

Morelco S.A.S. (“Morelco”), incorporated in Colombia, is a recognized specialist in electromechanical assemblies, civil works, and services for the oil and gas and other energy sectors. Our subsidiary GyM S.A. owns 70.0% of Morelco, and the remaining 30% is held by the Serna family in trust.

•	Infrastructure:

•	Toll Roads:

•

Norvial, incorporated in Peru, is the concessionaire of the 183 km stretch between Ancón and Pativilca of the Panamerican Highway. Norvial is comprised of common shares (Class A), and non-voting shares (Class B). In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. The company continues to possess 67% of voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns 16.8% of Norvial shares and Inversiones en Infraestructura S.A owns the remaining 16.2%.

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

•

GyM Ferrovías S.A. (“GyM Ferrovías”), incorporated in Peru, is the concessionaire of Line One of the Lima Metro. Graña y Montero owns 75% of GyM Ferrovías; the other 25% is held by Ferrovías Participaciones S.A., a railway infrastructure company.

•	Water Treatment:

•

Concesionaria La Chira S.A. (“La Chira”), incorporated in Peru, is the concessionaire of La Chira waste water treatment plant in southern Lima, Peru. Graña y Montero owns 50% of La Chira; the other 50% is held by Acciona Agua S.A, an affiliate of a waste water treatment and distribution company.

•	Energy:

•

GMP S.A. (“GMP”), incorporated in Peru, is engaged in the oil and gas business and provides hydrocarbon extraction services to Perupetro, a Peruvian state oil company; owns a gas processing plant; and, through a joint operation with a Peruvian affiliate of Oiltanking GmbH, operates five fuel terminals in Peru. Graña y Montero owns 95% of GMP; the remaining 5% is held by a former company executive.

•	Real Estate:

•

Viva GyM S.A. (“Viva GyM”), incorporated in Peru, is focused on the development and sale of affordable housing and housing, as well as other real estate projects such as office buildings and shopping centers. Graña y Montero directly owns 56.2% of Viva GyM, GyM owns 43.3%; and the other 0.46% is owned by a company executive.

D. Property, Plant and Equipment

Approximately 83.8% of our assets are located in Peru, with the remaining balance located in Chile and Colombia. At December 31, 2019, the net book value of the company was US$133.8 million (S/443.9 million). We currently lease certain machinery and equipment from vendors. The term of our leasing contracts ranges from two to five years, depending on the nature of the equipment. Leased machinery and equipment are capitalized for accounting purposes. Our principal executive offices, which we lease, are located at Av. Paseo de la República 4667, Surquillo, Lima 34, Peru and Av. Petit Thouars 4957, Miraflores, Lima 18, Perú.

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

A. Operating Results

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2019, and one of the largest publicly traded engineering and construction companies in Latin America as measured by market capitalization as of December 31, 2019, with strong complementary businesses in infrastructure and real estate services. With more than 85 years of operations, we have a long track record of successfully completing the engineering and construction of many of the country’s landmark private and public sector infrastructure projects. Beginning in the mid-1980s, we decided to leverage our engineering and construction expertise into complementary lines of business. We have also undertaken the engineering and construction of large and complex projects outside our home market throughout our history. In addition, we have expanded our activities into other key markets of the Latin American region through the acquisition of businesses with solid positions in those markets.

The Impact of the Ongoing Novel Coronavirus (COVID-19) Pandemic

The ongoing COVID-19 pandemic and government measures to contain the spread of the virus are disrupting economic activity, and consequently adversely affecting our business, results of operations and financial condition. As conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact of the pandemic. If conditions persist, however, it is likely that the pandemic and the related government measures will have a material adverse effect on the company.

Countries around the world—including Peru as well as Chile and Colombia—have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions, requiring closures of non-essential businesses, establishing restrictions on public gatherings, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions. Depending on how the spread of the virus evolves, governments may extend these measures for longer periods. As of the date of this annual report, Peru has extended certain extraordinary measures until June 30, 2020, while Chile and Colombia have extended extraordinary measures until September 18, 2020 and August 31, 2020, respectively.

The COVID-19 pandemic and the related government measures have significantly increased economic uncertainty and are likely to cause a global recession. According to recent projections from the International Monetary Fund, during 2020, the global economy is expected to contract by 3.0%, with Latin America expected to contract 5.2% and Peru, Chile and Colombia, in particular, expected to contract 6.5%, 4.5% and 2.7%, respectively. Moreover, the impact of the pandemic on economic activity has been sudden and severe, and we cannot predict the extent to which the economies in the countries where we operate will ultimately be impacted.

From mid-March until the end of May 2020, substantially all of our engineering and construction projects, particularly in Peru, and real estate projects, were mandatorily shut down. Although certain projects are gradually resuming, we cannot assure you when we will be able to resume work in full. Our infrastructure operations, which have for the most part been declared essential businesses, have continued; however, certain of our infrastructure businesses have been adversely affected, in particular, by the sharp decline in traffic volumes and oil and gas prices (also due to the dispute in March among OPEC member countries). Additionally, the Peruvian Congress has suspended the payment of tolls on roads during the period of quarantine, although the Peruvian executive branch has initiated an action to declare the congressional prohibition on collecting tolls unconstitutional, and the company is evaluating its legal options.

Based on preliminary data, we estimate that the company’s consolidated revenues for the month of April 2020 amounted to approximately S/150.3 million (US$44.4 million), a decrease of 43.5% as compared to April 2019; consolidated net income for the month of April 2020 amounted to approximately S/(15.8) million (US$(4.7) million), a decrease of approximately 49.8% as compared to April 2019; and consolidated EBITDA amounted to approximately S/14.7 million (US$4.3 million), a decrease of approximately 36.2% as compared to April 2019. On a segment basis, based on preliminary data, we estimate that: (i) E&C revenues for April 2020 amounted to approximately S/95.2 million, a decrease of 39.3% as compared to April 2019; E&C net income for the month of April 2020 amounted to approximately S/(5.5) million; and E&C EBITDA for the month of April 2020 amounted to approximately S/5.0 million; (ii) Infrastructure revenues for April 2020 amounted to approximately S/68.8 million, a decline of 51.2% as compared to April 2019; Infrastructure net income for the month of April 2020 amounted to approximately S/(3.3) million; and Infrastructure EBITDA for the month of April 2020 amounted to approximately S/11.6 million, a decline of 64.5% as compared to April 2019; and (iii) Real Estate revenues for month of April 2020 amounted to approximately S/476 thousand, a decrease of 95.9% as compared to April 2019; Real Estate net income for the month of April 2020 amounted to approximately S/(734) thousand; and Real Estate EBITDA for the month of April 2020 amounted to approximately S/(713) thousand. We believe that our results of operations during the month of May will, for the most part, reflect substantially similar trends as those of the foregoing preliminary estimates for the month of April, as a result of the impact of COVID-19 and the government measures to limit the spread of the virus. Our preliminary data for the month of April and our expectations for the month of May is subject to change, potentially in material respects.

Because the extent of the COVID-19 pandemic and its impact on the industries in which we operate cannot be predicted at this time, the full extent to which COVID-19 will impact our business, results of operations and financial condition is currently unknown. We believe that the severity of the impact on the company will depend, to a large extent, on how long the crisis continues.Our results of operations for the first quarter of 2020 were adversely impacted by the COVID-19 pandemic. The impacts may also include additional allowances for certain accounts receivable and impairments to the group’s long-term assets. We expect that our results of operations for the second quarter of 2020 will be significantly more impacted, as adverse conditions have persisted for a longer period during the second quarter. We do not expect our financial performance to improve until current restrictions designed to confront COVID-19 are lifted and economic activity and, eventually, capital investment resume, which will depend, to a large degree, on health concerns from the pandemic subsiding and on the recovery of economic conditions. For more information, see notes 4.4 and 37 to our audited annual consolidated financial statements included in this annual report.

We are taking significant measures to mitigate the impact of the crisis on the company. Among other measures, we are prioritizing the health and safety of our employees, as well as the medium-term sustainability of their employment. Certain actions we are taking include: the design and implementation of protocols to return to project sites, the creation of new office layouts to be compliant with social distancing guidelines, the development of telecommuting schemes, and other cost-saving initiatives. For more information on measures we are evaluating to reduce expenses, see “—Liquidity and Capital Resources.”

Recent Developments (2017—2020)

We participated in six construction and operation of infrastructure projects in Peru with affiliates of Odebrecht during the period from 2005 to 2017 (known as: IIRSA South (tranches II and III); IIRSA North; Tranches 1 and 2 of the Lima Metro; Gasoducto Sur Peruano; and Chavimochic. Our stakes in these projects ranged from 17% to 33%. None of these projects have been operating since February 2017.

In December 2016, Odebrecht entered into a plea agreement with U.S., Brazilian and other authorities in which they admitted to making illegal bribery payments in connection with projects in various countries, including Peru. These projects include certain consortia in which we participated. As a result of the plea agreement, Peruvian authorities have initiated criminal investigations against our company and certain of our former directors and senior management.

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

See “Item 3.D. Key Information—Risk Factors —Risks Related to Recent Developments (2017—2020).”

Termination of the Gasoducto Sur Peruano Concession

In September 2015, we entered into a memorandum of understanding to invest US$215 million (S/722 million) for a 20% stake in GSP, a company that had previously been awarded the concession for the design, construction and operation of the southern gas pipeline, a project to deliver natural gas to the southern region of Peru, particularly to the provinces of Cuzco, Arequipa, Puno and Moquegua. With our 20% investment commitment made on November 2, 2015, an affiliate of Odebrecht owned a 55% interest and an affiliate of Enagás International, S.L. (“Enagas”) owned a 25% interest in GSP.

On January 24, 2017, the Peruvian government terminated the concession due to GSP’s failure to obtain the required project financing by the stipulated deadline. As a result, we recognized impairments with respect to our investment in and long term account receivables from GSP and our participation in CCDS.

Pursuant to the concession contract, the Peruvian government is required to carry out an auction process to sell GSP’s assets and obtain a new concessionaire within one year of the contract termination, with the funds raised in the sale to be used to pay the existing concessionaire for its investment in the project. The amount of the termination payment is required to be no more than 100% and no less than 72.25% of the net carrying amount (valor contable neto), as defined in the concession contract. Consequently, the auction process should initiate with a base price equivalent to 100% of the net carrying amount. If the auction is unsuccessful in the first round, the government is required to undertake a second round, with a base price equal to 85% of the net carrying amount; and, if the second round is unsuccessful, the government is required to undertake a third round, with a base price equal to 72.25% of the net carrying amount. If a successful bidder is not obtained from such auction processes within one year of the termination of the contract, the government shall pay the concessionaire a termination payment equal to 100% of the net carrying amount.

The Peruvian Ministry of Energy and Mines announced in April 2017 that the auction process for the new concessionaire of the project assets would be carried out during the first quarter of 2018. A third party was appointed, through an adjudication process, as temporary custodian and administrator of the gas pipeline assets until the new bidder is awarded the concession. However, since that time, the Peruvian government has not indicated an intention to commence the auction process.

In 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims under the concession to the other project partners, Enagas and ourselves. As a result, we and Enagas may be entitled to repayment of our percentage payment under the concession contract prior to Odebrecht. In January 2018, Odebrecht commenced arbitration proceedings against us, our subsidiary GyM and Enagas, seeking to invalidate the contractual subordination, but Odebrecht subsequently withdrew the claim.

On December 4, 2017, GSP voluntarily commenced bankruptcy proceedings in Peru. GSP’s assets will be liquidated pursuant to Peruvian law. GSP’s only substantial asset is the claim for government payment described above, as contemplated under the concession contract in the event of termination.

Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made payment or, to our knowledge, initiated the payment process or the auction process for a new concessionaire. As a result, after the six-month period mandated by the concession contract for the parties to discuss the matter, in October 2019, we asserted our rights against the Peruvian government by filing a request for arbitration before the International Centre for Settlement of Investment Disputes. However, in December 2019 we withdrew our request for arbitration, as required by Peruvian authorities under the preliminary settlement and cooperation agreement we entered into with Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel.

We made total investments in the GSP project of US$243 million (S/811 million), which we financed in part with borrowings. We also assumed our proportional obligation to repay the project’s bridge loan in an amount of US$129 million (S/436 million) and the project’s performance guarantee in amount of US$52.5 million (S/177 million) and recorded them as other financial liabilities and other accounts payable, respectively, in our consolidated financial statements. We also recorded an account receivable for the same amounts, since we have the right to collect these amounts from GSP. According to our estimates, under the terms of the concession contract, taking into account the subordination arrangement, and based on receiving payment equal to 72.25% of the net carrying amount, in accordance with IFRS, in 2016 we recorded an impairment to our equity investment in GSP in the amount of S/593.1 million (approximately US$175.5 million) to reflect a write-off of equity value in GSP. Although GSP’s right to compensation pursuant to the concession contract, due to the Peruvian government’s failure to pay, is 100% of the net carrying amount, our company had accounted for 72.25% due to political uncertainty, GSP’s bankruptcy process with INDECOPI, and disagreements with the other GSP shareholders. In addition, during 2016 our gross profit decreased by S/15.2 million (US$4.5 million) due to the impact of the early termination of the construction consortium (Consorcio Ductos del Sur), in accordance with IFRS. Also during 2016, we registered a discount of the related long term account receivable in financial expenses of S/77.4 million (US$22.9 million) and wrote off S/180 million (US$54 million) in respect of the deferred income tax asset. In addition, the termination of the GSP gas pipeline concession reduced our backlog as of December 31, 2016 by US$855 million (S/2,889.0 million), representing 30.2% of our E&C backlog and 33.8% of our total backlog. After taking into account these effects, we recorded, S/654.8 million (US$197.3 million) in connection with our investment in GSP, and S/2,079.2 million (US$627.6 million) in related receivables, as of each of December 31, 2016, 2017 and 2018.

As of December 31, 2019, as a result of the withdrawal of our request for arbitration against the Peruvian government in December 2019, we impaired the remaining amount of our investment in GSP. Also in 2019, taking into account that a meeting of GSP creditors has yet to occur and that GSP’s bankruptcy proceedings remain in the debt recognition stage, we recognized an impairment of US$81.5 million (S/276 million) to our long-term account receivable from GSP, based on our estimate that GSP is likely to recover 50% (rather than the previous estimate of 72.25%) of the net carrying amount; we adjusted the net present value of the remaining account receivables by US$17 million (S/58 million) pursuant to IFRS rules; and we wrote-off US$54 million (S/180 million) over the deferred income tax asset associated with the company’s investment in GSP. As of December 31, 2019, after taking into account these effects, we continue to maintain S/544 million (US$164 million) in long-term receivables as a creditor of GSP.

The effects of the termination of the GSP gas pipeline concession recorded in our consolidated financial statements are based on our estimates, based on the terms of the concession contract and with the information that we have available to date. The actual impact on our results, however, could change materially from our estimates. Moreover, we cannot assure you that we will receive any benefit from the government payment provided for under the GSP gas pipeline concession contract on a timely basis, or at all. For more information, see note 5(e) to our audited annual consolidated financial statements included in this annual report.

Ongoing Investigations

Our company and certain of our subsidiaries, and certain of our former directors and senior management, have been charged in connection with criminal and civil investigations relating to certain of our projects in connection with our association with Odebrecht and in connection with our alleged participation in what is referred to as the “construction club.”

In connection with investigations relating to the IIRSA South project concession (tranche II), the Peruvian criminal prosecutor moved to charge our company and our construction subsidiary, GyM, as criminal defendants in connection with the project. In response, the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) notified us of its decision to formally include our company and GyM in its criminal investigation. We appealed the court’s decision and, in June 2018, the First Court of Appeals of the Superior Court of Lima revoked the judicial order that indicted our company and GyM, among other corporate defendants, in the criminal investigation on charges of collusion and other crimes and rejected the petition, without prejudice, made by the prosecutor to incorporate both companies in the aforementioned process. Nevertheless, in February of 2020, we were notified that the criminal prosecutor had filed a new motion to bring criminal charges against our company and GyM in connection with the IIRSA South project concession (tranche II). We cannot predict the outcome of this motion.

Separately, in connection with these investigations, in December 2018, the Peruvian First National Preparatory Investigation Court resolved to include our company and GyM as civilly-responsible third parties in the investigations related to the IIRSA South project concession tranche II and GyM as a civilly-responsible third party in the investigations related to Tranches 1 and 2 of the Lima Metro. These proceedings are ongoing.

Peruvian prosecutors have included José Graña Miró Quesada, a shareholder and the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a shareholder, a former board member of our company and former chairman of our subsidiary GyM, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession tranche II, in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña Hernando Graña, as well as Juan Manuel Lambarri, the former chief executive officer of our subsidiary GyM, have been charged in connection with Tranches 1 and 2 of the Lima Metro project. In August 2019, José Graña indicated in public statements to the media that he and Hernando Graña had initiated a process of plea bargaining with Peruvian prosecutors in respect of multiple projects in which our company participated with Odebrecht and in respect of the alleged “construction club.” According to José Graña’s public statements, in the plea bargaining process, both he and Hernando Graña are cooperating with the Peruvian prosecutor, which may include providing information related to wrongdoing or knowledge of improper behavior while they were at the company. However, given the confidential nature of these proceedings, the reported information is limited and difficult to verify. We cannot assure you what they will ultimately say to the government, or that their statements will not adversely affect the company’s business.

INDECOPI initiated in 2017 investigations regarding allegations that certain construction companies in Peru, including our subsidiary GyM, colluded as a “construction club” to receive public contracts. In February 2020, INDECOPI initiated an administrative proceeding against several construction companies, including our subsidiary GyM, aiming to impose civil fines on the investigated companies.

Separately, in December 2018, GyM was formally included as a civilly-responsible third party, along with eleven other construction companies, in the criminal investigation conducted by a Peruvian public prosecutor based on facts similar to those under investigation by INDECOPI. In December 2019, the prosecutor criminally charged GyM and another of our subsidiaries, CONCAR, and other companies in the construction sector in Peru, as well as a former director and senior management of our company, with collusion and other alleged crimes.

The company’s management has made estimates, and established provisions, in the company’s audited consolidated financial statements for the investigations in respect of the company and its subsidiaries, including with respect to the company’s alleged participation in investigations of what is referred to as the “construction club”.

In December 2019, we entered into a preliminary settlement and cooperation agreement with the Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel in respect of investigations relating to past projects in which the company participated with Odebrecht and investigations relating to an alleged participation in the “construction club”. The terms of the preliminary settlement and cooperation agreement are confidential in accordance with Peruvian law and under discussion with Peruvian authorities. Although in the preliminary settlement and cooperation agreement, the Peruvian government undertook to enter into a final settlement and cooperation agreement within sixty business days, we have not reached a final agreement, and the parties continue to discuss the terms of the settlement.

A conviction of corruption or settlements with government authorities could lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits, debarment from contracting or from participating in bidding processes with the Peruvian government, or other restrictions. Moreover, our alleged involvement in corruption investigations, and any findings or admissions of wrongdoing in such investigations, could further damage our reputation and have a material adverse impact on our ability to compete for business. In addition, such investigations may affect the company’s ability to secure financing in the future. Furthermore, investigations could continue to divert management’s attention and resources from other issues facing our business.

Emergency Decree and Subsequent Legislation

In February 2017, the President of Peru issued an emergency decree (Decreto de Urgencia No. 003-2017), prohibiting groups that have been, or whose officers or representatives have been convicted of, or have admitted to, corruption, money-laundering or similar crimes (whether in Peru or elsewhere) from, among other things, transferring or selling any assets related to investments in Peru, including the proceeds of asset or equity sales, or sending money abroad without a governmental authorization. Section II of Law 30737, passed in March 2018 to replace the aforementioned emergency decree, includes companies that have been partners of groups that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes. Our company and our subsidiary GyM are two such companies. The law requires that they: suspend money transfers abroad; implement a compliance program and disclose information to competent authorities; and create a trust of assets to guarantee eventual compensation in favor of the Peruvian government. The Peruvian government is required to determine the amount of such guarantee pursuant to Law 30737. On May 9, 2018, Supreme Decree No. 096-2018-EF was passed, which provides guidelines for such determination.

Following discussions with the Peruvian government, in February 2019, we established a trust in favor of the Peruvian government in respect of any liabilities arising from Tranches 1 and 2 of the Lima Metro project and Tranche II of the IIRSA project, to which we assigned shares of our subsidiary GMI, which is estimated to be worth approximately US$23.4 million (S/79.1 million). We cannot assure you that the Peruvian government will not claim the assets set forth in this trust or require that our company place additional assets in trust, nor can we assure you that these assets will fully satisfy any eventual obligations we may have to the Peruvian government.

Management has estimated the value of the company’s contingencies to be approximately US$84.4 million (S/279.8 million), and taking into account the net present value, established a provision in the company’s financial statements in the amount of US$46.6 million (S/153.9 million). This includes amounts in respect of probable liabilities arising from the investigations of the IIRSA South concession (tranche II), Tranches 1 and 2 of the Lima Metro project, the GSP project and the “construction club” investigation. We cannot provide assurance that our liability will not exceed the amount estimated by management and provisioned for in the financial statements of the company. Furthermore, if the company is investigated for further charges in connection with wrongdoing in respect of other projects, this contingent amount could increase significantly. For more information, see note 1 to our audited annual consolidated financial statements included in this annual report.

Debt Related to GSP

In connection with the termination of the GSP concession, we renegotiated and subsequently repaid in full the following debt instruments:

•

Syndicated Loan Related to our Equity Investment in GSP: As a result of the termination of the GSP gas pipeline concession, our syndicated loan used to finance our equity investment in GSP became due. The principal amount outstanding under our syndicated loan was US$150 million (S/504 million) as of the termination of the concession in January 2017. On June 27, 2017, we entered into an amendment to the credit agreement, pursuant to which our syndicated loan was to mature in 2020, with required prepayments to be made with the proceeds of asset sales, 40% of which were to be paid during the first year following the amendment, and 30% of which were to be paid during the second year following the amendment. The syndicated loan accrued interest at LIBOR plus 4.90% per year. Concurrent with the amendment, we also provided additional security interests, including: (i) a first priority lien on our shares of GyM and Concar; (ii) a second priority lien on our shares of Almonte; (iii) a first priority lien on certain real estate properties in Surquillo, Peru; (iv) liens on certain related accounts; (v) a second priority lien on our shares of CAM and CAM Servicios; and (vi) a first priority lien on cash flows from the sale of certain assets. On June 26, 2019, the loan was repaid in full.

•

Proportional guarantee of the GSP Bridge Loan: As a result of the termination of the GSP gas pipeline concession, our proportional guarantee of the GSP bridge loan became due. On June 27, 2017 we entered in a new US$78.7 million (S/264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to repay the GSP bridge loan. The new term loan was to mature in 2020, with required prepayments to be made with the proceeds of asset sales, 40% of which were to be paid during the first year following the amendment, and 30% of which were to be paid during the second year following the amendment. The term loan accrued interest at LIBOR plus 4.50% per year, which increased to LIBOR plus 5.00% during the second year and to 5.50% during the third year. Also, we provided the following security interests to secure repayment of the term loan: (i) a first priority lien on our rights to receive the termination payment derived from the GSP termination, (ii) a second priority lien on our shares of GyM and Concar; (iii) a second priority lien on our shares of Almonte; (iv) a second priority lien on certain real estate properties in Miraflores and Surquillo; (v) a second priority lien on our shares of CAM and CAM Servicios; and (vi) a first priority lien on cash flows from the sale of certain assets. On June 28, 2019, the term loan was repaid in full.

•

Proportional Repayment Obligations under the GSP Performance Guarantee: Upon the termination of the GSP gas pipeline concession, our proportional repayment obligations under the GSP performance guarantee from Chubb Insurance Company in the amount of US$52.5 million (S/177.4 million) became due. On December 6, 2018, we paid the final installment with respect to our obligations to Chubb Insurance Company.

For more information, see —Liquidity and Capital Resources—Indebtedness.

Asset Sales

In order to strengthen our liquidity and financial flexibility, particularly in the event of potential delays in receiving the government payment contemplated under the GSP gas pipeline concession contract, and make payments on our debt related to the GSP project, we sold the following assets:

•

Sale of Cuartel San Martín: On February 3, 2017, our subsidiary Viva GyM sold all of its interests in the Cuartel San Martín real estate project, which represented a 50% stake in the project, to its partner Urbi Propiedades S.A. for US$50 million (S/163 million);

•

Sale of Promoción Inmobiliaria del Sur: On February 24, 2017, our subsidiary Viva GyM sold all of its interests in PRINSUR, which owns undeveloped land located in Lurín, representing 22.5% of the share capital, to its partner Inversiones Centenario S.A.A. for US$25 million (S/81 million);

•

Sale of Shares in Red Eagle Mining Corporation: In February and March 2017, our subsidiary Stracon GyM sold shares of Red Eagle Mining Corporation, representing 9.97% of the share capital, in a stock exchange transaction for US$13.3 million (S/43.0 million);

•

Sale of our Interest in COGA: On April 24, 2017, we sold our 51% interest in COGA to our partners Enagas and Carmen Corporation for a price of US$21.5 million (S/69.8 million). COGA is in charge of the operation and maintenance of TGP, the trans-Andean gas pipeline from Camisea to the Pacific coast in Peru;

•	Sale of our Interest in GMD: On June 6, 2017, we sold our 89.19% interest in GMD, our IT services subsidiary, to Advent International for a price of US$84.7 million (S/269.9 million);

•	Sale of the building Petit Thouars: On September 29, 2017, we sold a building located in block 49 of Petit Thouars Avenue to VOLCOMCAPITAL Deuda Perú for a price of US$20.5 million (S/68.9 million);

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

•

Investment Agreement for Norvial Dividends: On June 11, 2018, we signed an investment agreement with BCI Perú, to monetize future dividends of Norvial. The amount of the transaction is US$42.3 million, the proceeds of which were applied to the reduction of indebtedness related to GSP.

•	Sale of Stracon GyM: On April 11, 2018, we sold our 88% interest in Stracon GyM for a price of US$77 million (S/249 million).

In addition, we are in the process of marketing for sale our subsidiary Adexus, which entered into Chilean bankruptcy proceedings on November 19, 2019. We are also evaluating the sale of certain additional assets, including part of our land bank, which we do not consider to be strategic to our business, to meet our liquidity needs as a result of the impact of the COVID-19 pandemic and government measures to contain the spread of the virus.

Internal Investigation

We conducted an internal investigation led by U.S. counsel with the assistance of forensic accountants with respect to our participation in consortia with Odebrecht. The Risk, Compliance and Sustainability Committee of our board of directors was charged with overseeing the internal investigation. This internal investigation, which concluded on November 1, 2017, identified no evidence to conclude that any company personnel engaged in bribery in connection with any of our company’s public projects in Peru with Odebrecht or its subsidiaries, or that any company personnel was aware of, or knowingly participated in, any corrupt payments made in relation to such projects.

Subsequently, in August 2019, José Graña Miró Quesada, a shareholder and the former chairman of our company, indicated in public statements to the media that he and Hernando Graña Acuña, a shareholder and former board member of our company and the former chairman of our subsidiary GyM, had initiated a process of plea bargaining to cooperate with Peruvian prosecutors in respect of multiple projects in which our company participated with Odebrecht and in respect of the alleged “construction club.” According to news reports, in the plea bargaining process, José Graña and Hernando Graña may have provided information related to wrongdoing or knowledge of improper behavior while they were at the company; however, given the confidential nature of these proceedings, the reported information is limited and difficult to verify. Any admission or other evidence of wrongdoing or knowledge of improper behaviour by José Graña or Hernando Graña in respect of our participation in consortia with Odebrecht would be inconsistent with information gathered during the internal investigation and would have a material impact on the findings of the internal investigation.

As new information about the various Peruvian criminal investigations of the company emerged, and news that the company’s former chairman and director were plea bargaining with Peruvian authorities, the company’s board of directors continued to investigate the allegations that were the subject of the investigations, including matters relating to the “construction club,” which was beyond the scope of the internal investigation conducted by U.S. counsel. After an extensive and detailed review process, in line with its commitment to transparency and integrity, the company shared information relevant to the investigations with the Peruvian authorities within the framework of a plea bargain process.

In December 2019, we entered into a preliminary settlement and cooperation agreement with Peruvian authorities. The terms of the preliminary settlement and cooperation agreement are confidential in accordance with Peruvian law and under discussion with Peruvian authorities. Although in the preliminary settlement and cooperation agreement the Peruvian government undertook to enter into a final settlement and cooperation agreement within sixty business days, we have not reached a final agreement, and the parties continue to discuss the terms of the settlement.

New CEO, New Board of Directors and Board Committee

On February 27, 2017, our former chairman of the board, our former CEO and board member, and our board member and the former chairman of the board of our subsidiary GyM resigned from their positions. Effective March 2, 2017, we appointed a new CEO. On March 31, 2017, our shareholders at the annual shareholders’ meeting appointed a new board of directors, replacing seven of our nine existing directors, two of which subsequently resigned and were replaced in July 2018 and December 2018. An additional board member resigned and was replaced in May 2019. For more information, see “Item 6. Directors, Senior Management and Employees.”

Strengthening of Anti-Corruption Program

In 2017, we approved a plan to continue strengthening our anti-corruption compliance program, an integral part of our larger Corporate Risk and Compliance Program. We launched a plan in which we focused on cultural changes and four strategic elements to re-shape the way we do business. The plan emphasized: (i) corporate governance, (ii) ethics and compliance, (iii) risk management, and (iv) regulatory compliance and monitoring.

In line with the plan, in 2017, shareholders appointed a new board of directors with a majority of independent board members, as described further below. The new board of directors created the Risk, Compliance and Sustainability Committee (whose participants today include four board members), created the Corporate Risk and Compliance Function, reporting directly to the board of directors, hired an internationally experienced Chief Risk and Compliance Officer and provided this new corporate function with additional resources, such that by mid-2018, the Corporate Risk and Compliance Function included ten officers. In parallel, the new board of directors launched an integrity manifesto and conducted an internal investigation, led by U.S. counsel with the assistance of forensic accountants, with respect to our participation in consortia with Odebrecht. These actions served as the foundation for a cultural change; the enhancement of the tone at the top; and the transformation and enhancement of anti-corruption practices across the group. In parallel, international advisors and top consulting firms provided specialized anticorruption training to the board of directors, senior management and middle management.

In 2018, the Corporate Risk and Compliance Program re-launched key aspects of the program, focused on ethics and compliance. The first accomplishment was the approval, implementation and training of the company’s new Code of Business Conduct, which was rewritten by senior management. Another key achievement was the whistleblower mechanism, which we revamped and relaunched. Together with the business operations functions, we also reviewed and modernized our policy on third party due diligence (focused on anticorruption, crime prevention and international sanctions), which included building a robust process using international best practices and modern web-based tools for name search and case management.

Risk was the program’s focus in 2019, while we continued to implement other aspects of the program. The board of directors formalized the company’s risk management methodology and risk appetite and approved the risk manual. Business operations redesigned certain risk processes and developed risk matrices, guided by the professional opinion of business line experts, as additional foundation for a modern risk management function. This included the use of an enhanced method to measure and mitigate corruption risk. In 2019, the company also introduced revised policies on donations, gifts and entertainment, on dealing with conflicts of interests, and on managing relationships with government officials.

In 2020, we expect to focus the Corporate Risk and Compliance Program’s development on regulatory compliance and on monitoring, including policies to ensure that regulations are implemented and monitored, and that progress is reported internally, together with the continued improvement of other aspects of the Corporate Risk and Compliance Program.

Securities Class Action

A class action civil lawsuit was filed in 2017 against our company and certain of our former directors and former and current executive officers in the United States. In February 2020, we executed a term sheet with the plaintiffs that provides the general terms and conditions for a final settlement agreement. The term sheet stipulates a settlement amount of US$20 million plus interest after a certain time period. The company recorded provisions of US$15 million as of December 31, 2019, and the remaining US$5 million is expected to be covered by the company’s D&O insurance. It is not certain whether the negotiation of a final settlement agreement will be successful, and, if so, whether any such agreement will be approved by the court. If a final settlement is not rendered and approved by the court, we would expect the lawsuit to resume.

Restatement of Financial Results for Fiscal Year 2017

Our consolidated financial statements for the year ended December 31, 2017 included in this annual report were restated. In our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2017, we inadvertently presented the gain on the sale of GMD under “Gain from the sale of investments” in error and, accordingly, we have restated our 2017 income statement and the related notes to reflect GMD as a discontinued operation. The previously issued consolidated financial statements of the company for the 2017 fiscal year (and the related audit opinion) included in the company’s annual report on Form 20-F for the year ended December 31, 2017 should not be relied upon. For more information, see note 2.31 to our audited annual consolidated financial statements included in this annual report.

Reclassification

On June 6, 2017, we sold our 89.19% interest in our former subsidiary, GMD. As a result, we present GMD as a discontinued operation in our audited annual consolidated financial statements for the years ended December 31, 2017, 2018 and 2019. We have reclassified our consolidated financial information for the years ended December 31, 2015 and 2016 included in this annual report, to show GMD as a discontinued operation. In addition: (i) on December 4, 2018, we sold our 73.16% interests in each of CAM and CAM Servicios, (ii) on April 11, 2018, we sold our interest in Stracon GyM, and (iii) we are in the process of marketing for sale our subsidiary Adexus. As a result, we present CAM, CAM Servicios and Stracon GyM as discontinued operations, and Adexus as an investment held for sale, in our audited annual consolidated financial statements for the years ended December 31, 2018 and 2019. We have reclassified our consolidated financial information for the year ended December 31, 2017, and the selected financial information for the years ended December 31, 2015 and 2016 included in this annual report, to show CAM, CAM Servicios and Stracon GyM as discontinued operations as Adexus as an investment held for sale.

Internal Control over Financial Reporting

In 2019, we identified material weaknesses regarding our internal control over financial reporting. For more information, see “Item 3. Key Information—D. Risk Factors—We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal control or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs” and “Item 15. Controls and Procedures.”

Factors Affecting Our Results of Operations

General

Peruvian, Chilean and Colombian Economic Conditions

72.0%, 86.1% and 84.6% of our revenues in 2017, 2018 and 2019 were derived from activities in Peru. Accordingly, our results of operations are substantially affected by economic conditions in the country and our growth is driven in significant part by growth in the Peruvian economy. In addition, 17.3%, 5.8% and 9.5% of our revenues in 2017, 2018 and 2019 were derived from activities in Chile and 4.7%, 8.1% and 5.9% of our revenues in 2017, 2018 and 2019 were derived from activities in Colombia.

The Peruvian real GDP has grown at an average rate of 3.0% during the three years from 2017 to 2019. With increasing disposable income and an expanding middle class, private consumption grew at an average annual rate of 3.1% in real terms from 2017 to 2019. In 2017, 2018 and 2019 private investment increased 0.1%, 2.1% and 0.9%, respectively, in real terms. Inflation in Peru, as measured by the change in the consumer price index, was 1.4% in 2017, 2.2% in 2018 and 1.9% in 2019. The sol appreciated versus the U.S. dollar by 3.3% in 2017, depreciated by 4.0% in 2018 and 1.8% in 2019. Peru’s sovereign debt has been rated investment grade by S&P, Fitch and Moody’s. At the end of 2019, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB+ by S&P (August 2013) and Fitch (September 2019) and A3 by Moody’s (June 2019).

The Chilean economy grew at an average annual rate of 2.2% during the three years from 2017 to 2019 in real terms. Total fixed investment increased at an annual average rate of 3.3% in real terms during the three years from 2017 to 2019. Inflation in Chile, as measured by the change in the consumer price index, was 2.3% in 2017, 2.6% in 2018 and 3.0% in 2019. The Chilean peso appreciated versus the U.S. dollar by 7.8% in 2017 and depreciated by 12.8% in 2018 and 5.5% in 2019. Chilean sovereign debt has the highest rating in the South America region, rated A+ by S&P (July 2017), A1 by Moody’s (July 2018) and A by Fitch (March 2020).

The Colombian real GDP grew at an average annual rate of 2.4% during the three years from 2017 to 2019. Inflation in Colombia was 4.1% in 2017, 3.1% in 2018 and 3.8% in 2019. The Colombian peso appreciated against the U.S. dollar by 0.6% in 2017 and depreciated by 7.5% in 2018 and 0.8% in 2019. Colombia’s sovereign debt was rated BBB by Fitch (April 2020), BBB- by S&P (March 2020), and Baa2 by Moody’s (May 2019).

From 2015 to 2019 our revenues declined at a compound annual growth rate (CAGR) of 4.1%, excluding acquisitions and asset sales. Our organic revenues increased 6.7% in 2019 from 2018, principally as a result of higher activity levels in our E&C segment in 2019.

Fluctuations in Exchanges Rates

We estimate that in 2019, 52%, 35% and 13% of our revenues were denominated in soles, U.S. dollars and other currencies respectively, while 64%, 15% and 21% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2019, 70%, 27% and 3% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. Accordingly, fluctuations in the value of these currencies can materially affect our results of operations. When the sol appreciates against the U.S. dollar, our operating margins tend to decrease; when the sol depreciates against the U.S. dollar, our operating margins tend to increase (if everything else were held equal). Conversely, the appreciation of the sol against the U.S. dollar tends to decrease our indebtedness and financial expenses as expressed in soles; and the depreciation of the sol against the U.S. dollar tends to increase our indebtedness and financial expenses as expressed in soles. We enter into derivatives, from time to time, to hedge part of our financial exposure to currency fluctuations. Although value of the sol to the U.S. dollar appreciated in 2017, it depreciated in 2018 and 2019, which impacted our results of operations.

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

Cost of Labor, Third-Party Services and Inputs

The largest components of our costs are: labor, which represented 27.7% of our cost of sales and 54.9% of our administrative expenses in 2019; services provided by third parties, which represented 39.1% of our cost of sales and 27.5% of our administrative expenses in 2019; and inputs (including raw materials), which represented 22.2% of our cost of sales in 2019. For a breakdown of our cost of sales and administrative expenses, see note 26 to our audited annual consolidated financial statements included in this annual report.

Our cost of labor is influenced by, among other factors, the number of our employees, as well as inflation, competition we face for personnel in each of our business segments and the availability of qualified candidates. From 2017 to 2018 our personnel charges decreased by 15.2%, and from 2018 to 2019 our personnel charges increased by 15.8%. Services provided by third parties include: subcontracting in our E&C segment, such as carpentry work; advisory and consultancy work, including external audit and legal services; and renting of equipment. From 2017 to 2018 our costs related to services provided by third parties decreased by 15.4% and from 2018 to 2019 our costs related to services provided by third parties increased by 29.8%. The principal inputs we use are fuel, cement and steel, which in the aggregate represented 18.9% of our total input costs in 2019. Our costs for these inputs are affected by, among other factors, the growth or decline of our operations, market prices, including global prices in the case of fuel, and transportation costs. We do not have long-term contracts for the supply of our key inputs. From 2017 to 2018, our input costs decreased by 40%, and from 2018 to 2019, our input costs increased by 13.3%. Our cost of labor, third party services and inputs increased in 2019 primarily due to higher activity levels in our E&C segment.

Acquisitions and Dispositions

In September 2015, we acquired a 20% participation in the shareholder’s equity of Gasoducto Sur Peruano, the concessionaire of the southern gas pipeline project for a total of US$215 million (S/722 million). In addition, our subsidiary GyM participated with a 29% stake in the construction consortium for this project (Consorcio Ductos del Sur), which represented approximately US$1.0 billion of our backlog as of December 31, 2015. The GSP gas pipeline concession was terminated on January 24, 2017, and as a result, we recognized impairments with respect to our investment in GSP and account receivables owed to us from GSP in 2016 and 2019. For more information, see “ —Recent Developments (2017 – 2020) — Termination of the Gasoducto Sur Peruano Concession.”

In order to make payments on our debt related to the GSP project and strengthen our liquidity and financial flexibility, we sold several assets between 2017 and 2018. For a detailed description of the sale of these assets, see “—Recent Developments (2017 – 2020)— Asset Sales.”

Cyclicality

Our E&C segment is cyclical as a result of being closely linked to the conditions, performance and growth of the end-markets we serve, which include, among others, the mining, power, oil and gas, transportation, real estate and other infrastructure sectors in Peru, as well as the mining sector in Chile and, the energy sector in Colombia. These industries tend to be cyclical in nature and tend to be affected by factors such as macroeconomic conditions, climate conditions, the level of private and public investment, the availability of credit, changes in laws and regulations and political and social stability. As a result, although downturns impact our entire company, our E&C segment has historically been subject to periods of very high and low demand. The mining and oil and gas sectors, in particular, are also driven by worldwide demand for the underlying commodities, including, among others, silver, gold, copper, oil and gas, which can be affected by such other factors as global economic conditions and geopolitical affairs. Furthermore, prevailing prices and expectations about future prices for minerals or oil and gas, costs of exploration, production and delivery of product and similar factors can have a significant impact on our clients’ exploration and production activities and, as a result, on their demand for our engineering and construction services.

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

Engineering and Construction

The principal driver of our E&C results is economic growth in Peru, particularly private and public investment in the country’s mining, power, oil and gas, transportation, real estate and other infrastructure sectors. See —Peruvian and Chilean Economic Conditions.

Appropriate pricing and budgeting of our engineering and construction projects is also key to our results of operations in our E&C segment and can be affected by such factors as competition, direct negotiations with clients as opposed to competitive bidding processes, the accuracy of our estimation of project costs and unexpected cost overruns. The types of contracts in this segment consist of cost-plus fee, unit price, lump-sum and EPC contracts. For a description of our E&C contracts, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts.” The nature of our contractual arrangements can affect our margins, both because, depending on the type of contract, the burden of cost overruns may be placed on the client or on us, and because certain contractual arrangements tend to have lower gross margins. For the years 2017 and 2018, our E&C segment has trended towards more contractual arrangements based on cost-plus fee EPC contracts. For the 2019 year, our E&C segment has trended towards more contractual arrangements based on unit prices. The types of contractual arrangements we enter into in our E&C segment vary significantly from period to period.

During 2017, activity levels in our E&C segment remained low as a result of the cancellation of the GSP and Chavimochic projects, and also due to the ending of the bioenergy Zona Franca project in Colombia. The activity levels in 2017 in the E&C segment were affected by political and other issues.

During 2018, activity levels in our E&C segment decreased as a result of the divestment plan executed by our company. In April 2018, our subsidiary GyM sold its 87.59% interest in Stracon GyM, our subsidiary that engaged contracts mining services in Perú. We also experienced lower activity levels in our business units engaged in electromechanical and civil works.

During 2019, activity levels in our E&C segment increased as a result of the execution of construction contracts in the mining and oil and gas sectors, primarily in Peru. We also experienced higher activity levels in our building and infrastructure units.

Infrastructure

Traffic and Fees for Toll Roads

The majority of our toll roads revenues derive from the Norvial concession. Unlike our other toll road concessions, our revenues from the Norvial concession depend on traffic volume. Traffic volume on the Norvial road increased 6.3% from 2017 to 2018 and 1.8% from 2018 to 2019 (based on vehicle equivalents, as defined in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial”). For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that takes into account the sol/U.S. dollar exchange rate and Peruvian and United States inflation. Under our Survial and Canchaque road concessions, our revenues consist of annual fees paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the roads, which can vary depending on the amount of road maintenance required due to road wear and tear.

Under the Norvial concession, we are required to expand certain stretches of the highway by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage was completed in December 2019. Norvial’s capital investment for the second stage was approximately US$95 million (S/319.2 million). In June 2018, we signed an investment agreement with BCI Perú to monetize future dividends of Norvial. The amount of the transaction was US$42.3 million, the proceeds of which were applied to the reduction of indebtedness related to GSP.

Mass Transit

We generate revenue from our Lima Metro concession based on kilometers travelled per train, with the fee per kilometer, the number of trains required to be in operation and the number of kilometers that we are required to travel established by the terms of the concession. Our revenues do not depend on passenger traffic volume. Our results in this concession between 2017 and 2019 were influenced by the timely acquisition, set up, reliability and proper operation of our trains. We currently have all 44 trains in operation (including three backup trains).

Energy

A part of the revenues in our Infrastructure segment depends on global prices for oil. Under our hydrocarbon extraction service contracts, we are entitled to a variable fee, which is based on the level of production of each field and a basket of international crude oil prices. Under our contracts, we acquire the extracted hydrocarbons and pay royalties, which are also based on a basket of international crude prices and the level of production. Historically, oil prices have been volatile and are likely to be volatile again in the future. During 2017, 2018 and 2019, average Brent crude prices were approximately US$53.02, US$69.69 and US$64.26 per barrel, and the average fee we received in these years was US$49.19, US$64.72 and US$63.11 per barrel of extracted oil, respectively. During the first quarter of 2020, the Brent crude price was approximately US$50.26 per barrel and our fee was approximately US$49.02 per barrel of extracted oil. Because our activities are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, approximately 100 years in the case of Block III, approximately 95 years in the case of Block IV and for over 50 in the case of years Block V, our oil production depends primarily on the level of our drilling and production activities.

Our Pariñas gas processing plant has a long-term delivery and gas processing and fractionation contract with Empresa Eléctrica de Piura S.A. (ENEL), a thermal power generation subsidiary of the Endesa group. Under this contract, ENEL delivers natural gas that it purchases from onshore and offshore gas producers in the Talara area. We are responsible for all operating costs of the gas processing plant but are entitled to keep revenues from the sale of all resulting natural gas liquids to third parties after delivery of all dry gas and payment of a variable royalty to ENEL. Approximately 75% of the total volume of natural gas processed by our Pariñas gas processing plant depend upon gas volumes demanded by ENEL for its gas-fired turbines, which can vary significantly. 15% of the volume of natural gas is extracted from our Block I. Prices for natural gas liquids can also fluctuate significantly and are affected by market prices for crude oil. We processed 30.57 MMcf per day during 2017, 30.12 MMcf per day during 2018 and 30.52 MMcf per day during 2019. These volumes vary per month and depend upon the power dispatch curve of ENEL among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by ENEL are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher.

In connection with our fuel storage terminal business, under three operation contracts with Petroperú, we receive revenues related to monthly reserved volume in storage tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). These fees are adjusted annually to account for U.S. inflation. Our fuel storage activities in the North and Central Terminals are carried out under 20-year contracts, which expire in 2034. Our contract for the operation of the South Terminal expired on November 2, 2019.

Awarding and Timing of Infrastructure Concessions and Government Contracts

The results of operations of our Infrastructure segment are affected by our ability to win new concessions and government contracts, which depend in part on government policies and our ability to compete effectively.

We are a 50% partner in Consorcio Terminales, which held a concession for the operation of the South Terminal. In November 2018, Petroperú initiated a public bidding for the operation of the South Terminal, which was cancelled by Petroperú in May 2019. There was no winner in the public bidding for the operation of the terminal, and the contract of Consorcio Terminales was extended through contract amendments, the latest of which terminated on November 2, 2019, and the concession reverted to Petroperú.

Moreover, our results in the operation and maintenance of infrastructure assets depend on our ability to obtain contracts from the government or infrastructure concessionaires, such as those in our Infrastructure segment, which depend on government policies and our ability to compete effectively. In 2017, we were awarded two new contracts (Cora Cora and C.V. Pasco, also with Provías Nacional). We typically obtain higher revenues from these contracts during the commencement of services as we bring the road to proper operating condition, and lower revenues at the end of the contract term as services wind down.

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

Real Estate

The results of operations of our Real Estate segment are driven by the number of units we develop and deliver in a reporting period, our mix of unit sales (affordable housing versus housing), unit prices, land purchase prices and our costs of construction. These results are also affected by a number of factors that may impact the Peruvian real estate sector as a whole, including: the availability of government subsidies for affordable housing; prices of suitable land in particular areas; regulation of real estate development imposed by national, regional and local laws and regulators, and the time required to obtain applicable construction permits and licenses; the unemployment rate and wage levels; prevailing interest rates and availability of financing; the supply in the market; the level of customer interest in our new projects; and our costs, such as the price of labor, materials, insurance, taxes and other public charges. We delivered 1,418 units, 1,276 units and 1,452 units in 2017, 2018 and 2019, respectively.

The results of operations of our Real Estate segment are also significantly affected by our sales of land parcels. Due to the appreciation of land prices in Peru, and because we record our land holdings at book value (i.e., without marking to market), our recent land sales have resulted in high margins. See “—Recent Developments (2017—2020) — Asset Sales.”

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

Results of Operations

General

Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies

Results of our subsidiaries, joint operations, joint ventures and associated companies are reflected in our financial results. We refer to our subsidiaries as those entities over which we exercise control. We consolidate the results of our subsidiaries in our financial statements and we reflect the profit corresponding to the minority interests in our subsidiaries under “profit attributable to non-controlling interests” in our income statement. Our consolidation of the results of our subsidiaries include subsidiaries in which we have less than 50% of the equity. We refer to business activities in which we share control with unrelated entities as joint arrangements, including joint operations and joint ventures, which are typically conducted through an agreement with a third party to carry out specific projects. We contribute our assets to these projects and derive revenue from their use. In our financial statements we recognize, in relation to our interest in a joint operation, our assets and liabilities, including our share of any asset or liability we hold jointly with our partner, as well as our share of revenue and expense from the joint operation. We refer to our associated companies as those entities over which we have significant influence but do not control. We reflect the results of our associated companies and joint ventures under the equity method of accounting in our financial statements under the line item “share of the profit and loss in associates” in our income statement. For further information, including a list of our subsidiaries, joint operations, joint ventures and associated companies, see notes 6a, 6c and 15 to our audited annual consolidated financial statements included in this annual report.

Intersegment Transactions

Some of our segments from time to time provide services to our other segments. In 2018 and 2019, we obtained 16.7% and 1.06%, respectively, of the revenues in our E&C segment from the construction of the expansion works of Line 1 at GyM Ferrovías, and 30% and 4.47%, respectively, of the revenues in our E&C segment from additional construction works executed for Norvial (Ancón – Pativilca Toll Road). Accordingly, in such circumstances, the segment providing services recognizes revenues and the segment receiving such services recognizes costs of sales relating to the services provided. In consolidation, these intersegment revenues and cost of sales are eliminated in our financial results. Nonetheless, our Infrastructure segment, in particular, may recognize gross profits or losses based on the difference between the fees the segment charges in accordance with concession terms and costs it incurs relating to services provided by our other segments. For more information on our segments, see note 7 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

We obtain revenues in our E&C segment from the engineering and construction services we provide to our clients, which we recognize under the percentage-of-completion method of accounting. For further information, see note 2.26 to our audited annual consolidated financial statements included in this annual report. We receive unrestricted client advances in a substantial majority of our E&C projects, on average equal to approximately 20% of the contract price in 2019, which we record as an account payable. We typically invoice our clients on a periodic basis as each project progresses, deducting from the related advances on a proportional basis. For further information, see note 21 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in our E&C segment includes labor, subcontractor expenses, materials, equipment, and project-specific general expenses.

Infrastructure

In our Infrastructure segment, we recognize revenues and cost of sales as follows:

(1) Toll Roads:

•

For Norvial, we obtain revenues for toll fees collected, minus deductions required to be transferred to the government as described in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial,” which we recognize upon receipt. In June 2018, we signed an investment agreement with BCI Perú, to monetize future dividends of Norvial. The amount of the transaction was US$42.3 million, the proceeds of which were applied to the reduction of indebtedness related to GSP. Cost of sales for Norvial include fees paid to third parties (primarily our subsidiary Concar) for operation and maintenance services as well as the amortization of the road concession registered as an intangible asset in our financial statements; and

•

For Survial and Canchaque, we obtain revenues for routine and periodic maintenance services, which we recognize in the period in which the services are performed. Cost of sales for Survial and Canchaque include fees paid to third parties (primarily our subsidiary Concar) for operation and maintenance services. We do not recognize the Survial and Canchaque concessions as intangible assets and therefore do not amortize the concessions.

For further information, see notes 2.26, 2.27 and 17 to our audited annual consolidated financial statements included in this annual report.

(2) Mass Transit: We obtain revenues from our Lima Metro concession based on a tariff per kilometer traveled by our trains in operation in accordance with a schedule established in our concession agreement, which we recognize in the period in which the services are performed. Under the concession, the tariff is comprised of three components: (i) fees related to our operation and maintenance services; (ii) fees related to the Peruvian government’s repayment of the amounts we invest to purchase trains, ongoing capital expenditures and other infrastructure for the Peruvian government; and (iii) fees related to interest we charge to the Peruvian government in connection with the amounts we invest to purchase such trains, ongoing capital expenditures and other infrastructure. In 2019, the fees related to items (i), (ii) and (iii) were S/289.9 million. We only recognize in our income statement the portion of the tariff that relates to items (i) and (iii). We record the amounts paid by us that relate to item (ii) as long-term accounts receivables from the Peruvian government. Accordingly, tariff payments received relating to item (ii) reduce our accounts receivables but do not impact our income statement, and we do not amortize our investments in our income statement as our investment in the concession is recorded as an account receivable with the government rather than a depreciable investment.

We entered into the fourth addendum to the Lima Metro concession contract on July 11, 2016, in order to expand transportation capacity. In accordance with the fourth addendum, the expansion project will involve: (i) the purchase of 20 new trains; (ii) the purchase of 39 new cars; and (iii) the improvement and expansion of the existing infrastructure. As compensation for the investments of the expansion project, we will be entitled to receive the following: (i) an advance payment of 30% of each investment component; and (ii) the balance of 70% of each investment component, compensated through the annual payment for additional investments (pago anual por inversiones complementarias). We register the estimated compensation related to the direct cost in the income statement, plus a margin in the same period. In 2019, the income related to the investment components was S/37.8 million.

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

Real Estate

We obtain revenues in our Real Estate segment from sales of affordable housing and housing units, commercial buildings and land parcels, which we recognize at the time of delivery of the unit or building and, in the case of land parcels, at the time of the sale. We typically pre-sell our affordable housing and housing units prior to and during construction, and use the related proceeds we receive to finance the construction of the units. These pre-sale funds are restricted and released from escrow to us periodically as construction progresses. Our Real Estate cost of sales includes the cost to purchase land, costs of architectural design and construction (which usually includes payments to third parties, primarily our E&C segment), licensing and permit costs, personnel costs, and fees to third parties related to sanitation or electrical engineering. In 2019, our cost of land that is allocated to units delivered during these periods amounted to S/32 million. We recognize land purchases as inventory, and, accordingly, do not mark-to-market the value of our land for changes in fair value. For further information, see note 14 to our audited annual consolidated financial statements included in this annual report.

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

Comparison of Results of Operations of 2018 and 2019

The following table sets forth the components of our consolidated income statement for 2018 and 2019.

	Year ended December 31,
	2018	2019	Variation
	(in millions of S/)
Revenues	3,899.5	4,085.0	4.8%
Cost of sales	(3,225.0)	(3,643.2)	13.0%

Gross profit	674.5	441.8	(34.5%)
Administrative expenses	(278.4)	(213.9)	(23.2%)
Other income (expenses)	(61.2)	(324.9)	430.9%
Other (losses) gains, net	(0.1)	(1.9)	NM
Profit from sale of investments	—	—	—

Operating profit	334.8	(98.9)	NM
Financial (expense) income, net	(197.1)	(157.1)	(20.3%)
Share of profit and loss in associates	(3.7)	(218.8)	5,813.5%

Profit (loss) before income tax	134.0	(474.8)	NM
Income tax	(113.3)	(320.0)	182.4%

Net profit from continuing operations	20.7	(794.8)	NM
Profit from discontinued operations	36.8	(44.0)	NM
Net profit (loss)	57.5	(838.8)	NM
Net profit (loss) attributable to controlling interest	(83.2)	(884.7)	963.3%
Net profit attributable to non-controlling interest	140.6	46.1	(67.2%)

Revenues

Our total revenues increased by 4.8%, or S/185.5 million, from S/3,899.5 million for 2018 to S/4,085.0 million for 2019. Revenues increased due to an increase in the volume of projects under execution in the E&C segment. This was partially offset by: a decrease in revenues from the Infrastructure segment due to the completion of the expansion works of Line One of the Lima Metro, and a reduction of maintenance works by Concar; a decrease of revenues in the Real Estate segment as a consequence of fewer units of traditional housing delivered during the year, and the absence of land sales from the Almonte property during 2019.

The following table sets forth a breakdown of our revenues by segment for 2018 and 2019.

	Year ended December 31,
	2018		2019		Variation
	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Engineering and Construction	1,960.9	50.3%	2,797.3	68.5%	43%
Infrastructure	1,883.3	48.3%	1,587.3	38.9%	(16)%
Real Estate	630.1	16.2%	264.4	6.5%	(58)%
Corporate	62.1	1.6%	87.5	2.1%	41%
Eliminations	(636.9)	(16.3)%	(651.5)	(15.9)%	2%

Total	3,899.5	100.0%	4,085.0	100%	4.8%

Cost of Sales

Our total cost of sales increased by 13%, or S/418.2 million, from S/3,225 million for 2018 to S/3,643.2 million for 2019. This increase is mainly due to revenue growth, plus other additional costs associated with one project in Peru in which we have an arbitration claim against the client, and cost overruns with respect to a project in Chile.

Gross Profit

Our gross profit decreased by 34.5%, or S/232.7 million, from S/674.5 million for 2018 to S/441.8 million for 2019. Our gross margin (i.e., gross profit as a percentage of revenues) for 2019 was 10.8%, compared to 17.3% for 2018.

The following table sets forth a breakdown of our gross profit by segment for 2018 and 2019.

	Year ended December 31,
	2018		2019		Variation
	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Engineering and Construction	62.1	9.2%	98.4	22.3%	58.5%
Infrastructure	350.6	52.0%	324.4	73.4%	(7.5)%
Real Estate	288.0	42.7%	70.8	16.0%	(75.4)%
Corporate	(10.6)	(1.6)%	(2.2)	(0.5)%	(79.2)%
Eliminations	(15.6)	(2.3)%	(49.6)	(11.2)%	217.9%

Total	674.5	100.0%	441.8	100%	(34.5)%

Administrative Expenses

Our administrative expenses decreased by 23.2%, or S/64.5 million, from S/278.4 million for 2018 to S/213.9 million for 2019. This decrease is mainly due to the reduction of legal services provided by third parties, and the reduction of expenses from the sale of assets. As a percentage of revenues, our administrative expenses decreased to 5.2% in 2019, from 7.1% in 2018.

Other Income (Expenses)

Our other income (expenses) decreased by 430.9%, or S/263.7 million, from S/61.2 million in expenses for 2018 to S/324.9 million in expenses for 2019. In 2018, our other income (expenses) included a provision related to the potential civil compensation in favor of the Peruvian state that may be required to pay in connection with the investigations related to the IIRSA South project concession (tranche II) and Tranches 1 and 2 of the Lima Metro in which our company and GyM have been included as civilly-responsible third parties as described under “Item 8A. Financial Information—Consolidated Financial Statements and Other Information—Legal and Administrative Proceedings.” In 2019, our other income (expenses) included: (i) impairments with respect to our investment in GSP in the amount of S/501.7 million (US$151.3 million) with respect to our investment in GSP and our accounts receivable from GSP as a result of the termination of the GSP gas pipeline concession; (ii) an impairment of S/33.1 million (US$10.0 million) with respect to goodwill we recognized in connection with our acquisition of Morelco; (iii) a re-valuation of the Vial & Vives-DSD brand by S/10.7 million due to the increased backlog of Vial & Vives-DSD during 2019; (iv) impairments of certain minor investments of S/35.2 million (US$ 10.6 million), (v) a reversal of S/19.4 million (US$5.8 million) of the impairment of the investment in the Ancon project that was registered at the end of 2018; (vi) a provision of an additional S/77.4 million (US$23.3 million) for civil compensation in favor of the Peruvian state pursuant to Law 30737 in connection with ongoing corruption investigations in respect of the company; (vii) provisions of S/49.8 million (US$15 million) made in respect of the class action civil lawsuit against the company; and (viii) other minor adjustments of S/57.9 million (US$14.5 million).

Operating Profit

Our operating profit decreased 129.5%, or S/433.7 million, from operating profit of S/334.8 million for 2018 to operating loss of S/(98.9) million for 2019. Our operating margin (i.e., operating profit as a percentage of revenues) was (2.4)% for 2019, compared to 8.6% for 2018. The decrease in operating margin is primarily a result of the increase in Other income (expenses) explained above.

The following table sets forth a breakdown of our operating profit by segment for 2018 and 2019.

	Year ended December 31,
	2018		2019		2019
	(in millions of S/)	Percentage of Total	(in millions of S/)	Percentage of Total	Variation %
Engineering and Construction	(87.5)	(26.1)%	(33.1)	33.5%	(62.2)%
Infrastructure	283.0	84.5%	203.1	(205.4)%	(28.2)%
Real Estate	235.3	70.3%	68.8	(69.6)%	(70.8)%
Corporate	(121.2)	(36.2)%	(348.3)	352.2%	(187.4)
Eliminations	25.1	7.5%	10.6	(10.7)%	(57.8)%

Total	334.8	100.0%	(98.9)	100.0%	(129.5)%

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 7 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2018	2019	Variation
	(in millions of S/)%
Revenues	1,960.9	2,797.3	42.7%
Gross profit	62.1	98.4	58.5%
Operating profit (loss)	(87.5)	(33.1)	62.2%

Revenues. Our E&C revenues increased 42.7%, or S/836.4 million, from S/1,960.9 million for 2018 to S/2,797.3 million for 2019. The increase is due to the increase in the volume of projects under execution.

The following tables set forth variations in our E&C revenues by business activities, types of contracts and end-markets:

	Year ended December 31,
	2018	2019
	%	%
Engineering services	9.4	11.5%
Electromechanic construction	22.4	29.6%
Civil construction	52.4	48.1%
Building construction activities	8.8	10.2%
Other services	7.1	0.5%

Total	100.0	100.0

	Year ended December 31,
	2018	2019
	%	%
Cost + fee	1.0	6.2%
Unit price	41.0	46.7%
Lump sum	38.9	9.1%
EPC contracts	19.1	38.0%

Total	100.0	100.0

	Year ended December 31,
	2018	2019
	%	%
Mining	23.0	43.8%
Real estate buildings	9.1	6.3%
Power	1.8	6.0%
Oil and gas	40.6	32.1%

	Year ended December 31,
	2018	2019
	%	%
Transportation	21.6	4.2%
Water and sewage	1.3	0.9%
Other end markets	2.6	6.7%

Total	100.0	100.0

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit. Our E&C gross profit increased 58.5%, or S/36.3 million, from S/62.1 million for 2018 to S/98.4 million for 2019. Our E&C gross margin for 2019 was 3.5%, compared to 3.2% for 2018.

Other income (expenses). Other income (expenses) increased in our E&C segment, from S/13.5 million in expenses for 2018 to S/9.9 million in expenses for 2019. For 2019, this includes the sale of machinery and equipment, an impairment in respect of goodwill in Morelco and the recovery of an impairment with respect to the Vial y Vives DSD brand. See note 28 to our audited annual consolidated financial statements included in this annual report.

Operating Profit (loss). Our E&C operating profit increased S/54.4 million, from a S/87.5 million loss for 2018 to a S/33.1 million loss for 2019. Our E&C operating margin was (1.2)% for 2019, compared to (4.5)% for 2018.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2018	2019	Variation
	(in millions of S/)%
Revenues	1,883.3	1,587.3	(15.7)%
Gross profit	350.6	324.4	(7.5)%
Operating profit	283.0	203.1	(28.2)%

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2018	2019	Variation
	(in millions of S/)%
Toll Roads	280.8	326.3	16.2%
Mass Transit	586.3	397.9	(32.1)%
Water Treatment	3.3	3.6	9.1%
Energy	560.5	552.6	(1.4)%
Operation and Maintenance of Infrastructure Assets	452.3	307.0	(32.1)%

Total	1,883.3	1,587.3	(15.7)%

Our Infrastructure revenues decreased 15.7%, or S/296.0 million, from S/1,883.3 million for 2018 to S/1,587.3 million for 2019. The variation in our Infrastructure revenues principally reflected the following:

•

Toll Roads: a 16.2%, or S/45.5 million, increase in revenues, from S/280.8 million for 2018 to S/326.3 million for 2019, primarily due to the expansion works completed in 2019 and increased amounts of traffic, partially offset by fewer maintenance works effected in other roads;

•

Mass Transit: a 32.1%, or S/188.4 million, decrease in revenues, from S/586.3 million for 2018 to S/397.9 million for 2019, primarily due to the completion of construction works of infrastructure expansion (which primarily impacted our results during 2018), partially offset by additional kilometers travelled by the new trains under operation;

•

Energy: a 1.4%, or S/7.9 million, decrease in revenues, from S/560.5 million for 2018 to S/552.6 for 2019, primarily due to the decrease in the price of oil from US$69.29 in 2018 to US$63.11 in 2019 and the results in our fuel terminals business (3.57 MM barrels in storage per month in 2019 versus 3.9 MM barrels in storage per month in 2018, and 3.01 MM barrels dispatched per month in 2019 versus 3.35 MM barrels dispatched per month in 2018), partially offset by an increase in our barrel daily production 4,064 barrel daily production in 2019 versus 3,651 barrel daily production in 2018. Additionally, gas processing levels in our gas processing plant were slightly higher at (30.52 MMcf per day in 2019 versus 30.12 MMcf per day in 2018), and the prices of liquefied petroleum gas (“LPG”) decreased from US$59.36 in 2018 to US$47.86 in 2019. The price of HAS (CGN) increased from US$59.36 in 2018 to US$69.55 in 2019;

•

Operation and Maintenance of Infrastructure Assets: a 32.1%, or S/145.3 million, decrease in revenues, from S/452.3 million for 2018 to S/307 million for 2019, due to fewer maintenance works during 2019 as a result of the fulfillment of periodic maintenance of Chuquibambilla and Chinchaypujio roads in 2018; and

•	Water Treatment: a 9.1%, or S/0.30 million, increase in revenues, from S/3.3 million for 2018 to S/3.6 for 2019, primarily due to the larger volume of treated wastewater during 2019 compared to 2018.

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2018	2019	Variation
	(in millions of S/)%
Toll Roads	70.5	58.7	(16.7)%
Mass Transit	122.6	119.5	(2.5)%
Energy	120.4	108.3	(10.0)%
Operation and Maintenance of Infrastructure Assets	36.6	37.5	2.5%
Water Treatment	0.6	0.5	(16.7)%

Total	350.6	324.4	(7.5)%

Our Infrastructure gross profit decreased 7.5%, or S/26.2 million, from S/350.6 million for 2018 to S/324.4 million for 2019. Our Infrastructure gross margin was 18.6% for 2018 and 20.4% for 2019. The variation in our Infrastructure gross profit principally reflected the following:

•

Toll Roads: a 16.7%, or S/11.8 million, decrease in gross profit, from S/70.5 million for 2018 to S/58.7 million for 2019. Our toll roads gross margin decreased from 25.1% for 2018 to 18% for 2019, as a consequence of lower execution of periodic maintenance works;

•

Mass Transit: a 2.5%, or S/3.1 million, decrease in gross profit, from S/122.6 million for 2018 to S/119.5 million for 2019, primarily due to the completion of expansion works. Our gross margin in 2019 was 30.0%, compared to 20.9% in 2018.

•

Energy: a 10.0%, or S/12.1 million, decrease in gross profit, from S/120.4 million for 2018 to S/108.3 million for 2019, primarily due to the decrease in the price of oil from US$69.29 in 2018 to US$63.11 in 2019, and the price of LPG from US$52.98 in 2018 to US$41.06 in 2019. Our energy gross margin was 19.6% for 2019, compared to 21.5% for 2018;

•

Operation and Maintenance of Infrastructure Assets: a 2.5%, or S/0.9 million, increase in gross profit, from S/36.6 million for 2018 to S/37.5 for 2019, due to efficiencies implemented in Line One of the Lima Metro. Our operation and maintenance of infrastructure assets gross margin was 12.2% for 2019, compared to 8.1% for 2018; and

•

Water Treatment: a 16.7%, or S/0.1 million, decrease in gross profit for 2019, from a S/0.6 million gross profit for 2018 to a S/0.5 gross profit for 2019, due to the replacement of minor equipment for the operation of our water treatment plant. Our water treatment gross margin was 13.9% for 2019, compared to 18.2% for 2018.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2018	2019	Variation
	(in millions of S/)%
Toll Roads	59.4	30.7	(48.3)%
Mass Transit	110.6	98.8	(10.7)%
Energy	100.7	84.7	(15.9)%
Operation and Maintenance of Infrastructure Assets	12.1	(11.2)	(192.6)%
Water Treatment	0.3	0.1	(66.7)%

Total	283.0	203.1	(28.2)%

Our Infrastructure operating profit decreased 28.2%, or S/79.9 million, from S/283.0 million for 2018 to S/203.1 million for 2019. Our Infrastructure operating margin was 12.8% for 2019, compared to 15.0% for 2018. The variation in our Infrastructure operating profit principally reflected the following:

•

Toll Roads: a 48.3%, or S/28.7 million, decrease in operating profit, from S/59.4 million for 2018 to S/30.7 million for 2019, primarily due to the lower execution of periodic maintenance works and the impairment of our investment in the Vía Expresa Sur concession. Our toll roads operating margin was 9.4% for 2019, compared to 21.2% for 2018;

•

Mass Transit: a 10.7%, or S/11.8 million, decrease in operating profit, from an operating profit of S/110.6 million for 2018 to an operating profit of S/98.8 million for 2019, primarily due to the decrease in gross profit and the increase in administrative expenses as a consequence of an increase in services provided by third parties, expenses associated with an extension of train service hours, and an administrative penalty due to a failure in the electric system of our trains in 2019. Our mass transit operating margin for 2019 was 14.8%, compared to 20.7% in 2018;

•

Energy: a 15.9%, or S/16.0 million, decrease in operating profit, from S/100.7 million for 2018 to S/84.7 million for 2019, primarily due to an increase in administrative expenses as a consequence of an increase in services provided by third parties related to IT, accounting and tax consultancy. Our energy operating margin was 15.3% for 2019, compared to 18.0% for 2018;

•

Operation and Maintenance of Infrastructure Assets: a 192.6%, or S/23.3 million, decrease in operating profit, from a S/12.1 million profit for 2018 to a S/11.2 million loss for 2019, primarily due to the provision in 2019 for civil compensation in favor of the Peruvian state under Law 30737 in connection with the “construction club” investigation. See “Item 5.A.—Recent Developments (2017-2020)—Emergency Decree and Subsequent Legislation” and “Item 8A. Financial Information—Consolidated Financial Statements and Other Information—Legal and Administrative Proceedings”. Our Operation and Maintenance of Infrastructure Assets operating margin was (3.6%) for 2019, compared to 2.7% for 2018; and

•

Water Treatment: a 66.7%, or S/0.2 million, decrease in operating profit, from an operating profit of S/0.3 in 2018 to an operating profit of S/0.1 in 2019, mainly due to the decrease in gross profit and the increase of administrative expenses in 2019, as a consequence of extraordinary expenses for studies made for a potential expansion of the water treatment plant. Our water treatment operating margin for 2019 was 2.8%, compared to 9.1% for 2018.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2018	2019	Variation
	(in millions of S/)%
Revenues	630.1	264.4	(58.0)%
Gross profit	288.0	70.8	(75.4)%
Operating profit	235.3	68.8	(70.8)%

Revenues. Our Real Estate revenues decreased 58.0%, or S/365.7 million, from S/630.1 million for 2018 to S/264.4 million for 2019. The decrease is primarily due to the sale in 2018 of land of our subsidiary Almonte, which resulted in reduced our sales from S/311 million in 2018 to S/35 million in 2019. On the other hand, there were more units delivered in 2019 (1,450 units in 2019, compared to 1,278 units in 2018).

Gross Profit. Our Real Estate gross profit decreased 75.4%, or S/217.2 million, from S/288.0 million for 2018 to S/70.8 million for 2019, mainly as a result of the sale of land by Almonte in 2018. Our Real Estate gross margin was 26.8% for 2019, compared to 45.7% for 2018.

Operating Profit. Our Real Estate operating profit decreased 70.8%, or S/166.5 million, from S/235.3 million for 2018 to S/68.8 for 2019, primarily due to the sale of land by Almonte in 2018.

Financial (Expense) Income, Net

Our net financial expense decreased 79.7%, or S/40.0 million, from net financial expenses of S/197.1 million in 2018 to net financial expenses of S/157.1 in 2019. Excluding foreign exchange differences, our net financial expense decreased 28.4%, or S/49.2 million, from net financial expense of S/173.8 million for 2018 to net financial expense of S/124.5 million for 2019, mainly due to the repayment of the debt associated to GSP project and the working capital debt of the expansion works of Line One of the Lima Metro. Our net exchange difference increased S/9.3 million, from a loss of S/23.3 million for 2018 to a loss of S/32.6 for 2019. This increase in losses is due to appreciation of the sol and the composition of assets and liabilities in dollars.

Share of Profit and Loss in Associates

Our share of profit and loss in associates decreased S/215.1 million, from a loss of S/3.7 million in 2018 to a loss of S/218.8 million in 2019, primarily due to the impairment of our investment in GSP.

Income Tax

Our income tax increased S/206.7 million, from S/113.3 million for 2018 to S/320.0 million for 2019. This increase in income tax was primarily due to a write-off of the deferred income tax asset associated with our investment in GSP. Our effective tax rates for 2018 and 2019 were 84.6% and 67.4%, respectively. See note 29 to our audited annual consolidated financial statements included in this annual report.

Net Profit

Our net profit decreased S/896.3 million, from a S/57.5 million profit in 2018 to a S/838.8 million loss for 2019. Net profit attributable to controlling interests decreased, while net profit attributable to non-controlling interests decreased S/ 94.5 million. Net profit attributable to controlling interests decreased primarily due to the impairment of our investment in GSP and the discount applied to GSP’s account receivable in respect of the termination of the GSP gas pipeline concession and an additional provision made in respect of the class action civil lawsuit against the company.

Comparison of Results of Operations of 2017 and 2018

For information regarding the results of operations for the years ended December 31, 2017 and December 31, 2018, See “Item 5.A. Operating and Financial Review and Prospects—Operating Results——Results of Operations Comparison of Results of Operations of 2017 and 2018” in our company’s annual report on Form 20-F for the fiscal year ended December 31, 2018.

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been cash flows from operating activities and, to a lesser extent, equity capitalization and indebtedness. Our principal uses of cash (other than in connection with our operating activities) have historically been capital expenditures in all our business segments, including acquisitions and investments in our infrastructure concessions, servicing of our debt, and payment of dividends.

We face significant liquidity constraints as a result of the COVID-19 pandemic. Since mid-March of 2020, substantially all of our engineering and construction and real estate projects have been mandatorily shut down, and we cannot assure you when we will be able to resume work on these projects. Our infrastructure operations, which have for the most part been declared essential businesses, have continued; however, certain of our infrastructure businesses have been adversely affected by the sharp decline in traffic volumes and oil and gas prices (also due to the dispute in March among OPEC member countries).

At December 31, 2019, our cash and cash equivalents totaled S/949.0 million (US$286.1 million), and at March 31, 2020, our cash and cash equivalents totaled approximately S/973.3 million (US$282.8 million), of which S/531.7 (US$154.5 million) constitutes reserved funds, which funds are held in trusts for purposes of the group’s engineering and construction, real estate and infrastructure projects and certain of the group’s outstanding bonds. For more information, see note 9 to our audited annual consolidated financial statements included in this annual report.

We are evaluating several measures to reduce expenses and preserve cash in response to the ongoing COVID-19 pandemic, including the following: (i) developing a 12-week cash plan, project-by-project, to ensure that the Company will continue to meet its critical obligations during that period, which plan is monitored and updated weekly; (ii) preparing a cash plan for the remainder of the 2020 fiscal year, to identify in advance key liquidity issues that may arise; (iii) identifying and renegotiating certain of the company’s obligations with respect to its suppliers, banks and other third parties; (iv) identifying and reducing non-essential general expenses across the group; (v) reducing headcount, and temporarily reducing salaries of senior management, across the company’s three segments; and (vi) reducing capital expenditures across the company’s subsidiaries.

As part of our strategy, we are exploring additional financing alternatives and evaluating potential asset sales. However, we cannot assure you that we will be able to obtain financing or sell assets on favorable terms or at all. If we are not able to postpone our payments to banks, to obtain additional financing, or to sell additional assets, the company’s financial condition could be materially adversely affected.

As a result of the termination of the GSP gas pipeline concession in January 2017, we renegotiated three debt instruments as follows: (i) we amended the terms of our syndicated loan related to our equity investment in GSP; (ii) we repaid our proportional guarantee of the GSP bridge loan and entered a new term loan; and (iii) we amended the terms of our proportional repayment obligations under the GSP performance guarantee. In order to strengthen our liquidity and financial flexibility, our board approved the sale of non-strategic assets. These instruments have been repaid in full. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments—Debt Related to GSP.”

On November 6, 2018, our company’s general meeting of shareholders and board of directors approved an offering and sale of our company’s common shares in a private placement. Accordingly, in December 2018, our company issued and sold a total of 69,380,402 common shares to certain of our company’s existing shareholders that exercised preemptive rights in accordance with Peruvian law and a private placement. Additionally, on April 2, 2019, our company issued and sold 142,483,633 common shares pursuant to the private placement, of which: (i) 55,291,877 shares were paid in full and (ii) 87,191,786 shares were paid 50% at the time, with 50% paid subsequently on July 1, 2019. In total, our company issued and sold 211,864,065 common shares, with the proceeds amounting to US$130 million to use to reduce debt, to pay our vendors and for working capital of one of our company’s subsidiaries.

We have outstanding credit with various financial institutions for a total amount of US$684.3 million as of December 31, 2019 to secure performance under our contractual agreements. However, our banks have currently restricted us from taking out further lines of credit to finance new operations, due to the financial circumstances of the company and overall limitations on credit availability in Peru.

The company may face additional liquidity constraints if the Company is required to pay civil or criminal penalties, or any settlement amounts, arising from current or future investigations or civil lawsuits facing the company, depending on the timing of those required payments.

Cash Flows

The table below sets forth certain components of our cash flows for 2017, 2018 and 2019.

	Year ended December 31,
	2017	2018	2019
	(in millions of S/)
Net cash provided by (used in) operating activities	491.2	279.3	592.2
Net cash provided by (used in) investing activities	348.9	137.9	(130.8)
Net cash provided by (used in) financing activities	(786.1)	(300)	(293.1)
Net increase (net decrease) in cash	54.0	117.1	168.3

Cash Flow from Operating Activities

Net cash flow used in operating activities in 2019 was greater than in 2018. For 2019, this reflects the decrease in accounts receivable due to the completion of the expansion work in the Line 1 of the Metro de Lima during 2018.

Cash Flow from Investing Activities

Net cash flow provided by investing activities in 2019 was lower than in 2018. In 2019, there were no divestments, only minor sales of equipment and machinery and investments in the oil and gas business.

Cash Flow from Financing Activities

Net cash flow provided by financing activities in 2019 was similar to that of 2018. In 2019, we continued with the reduction of debt, mainly due to the cancelation of working capital debt used for the expansion work of Line One of the Lima Metro and the cancelation of the debt associated with the GSP project. In addition, we completed a capital increase during 2019.

Indebtedness

As of December 31, 2019, we had a total outstanding indebtedness of S/1,642.1 million (US$495.1 million) as set forth in the table below.

Segment	Type	Debt Amount				Total in millions of S/	Total in millions of US$	Weighted average interest rate	Range of Maturity Dates
		(in millions of US$)	(in millions of S/)	(in millions of CLP)(1)	(in millions of COP)				Minimum	Maximum
E&C	Leasing	1.9	—	606.6	222.2	9.1	2.7	5.0%	15/03/2020	3/04/2023
	Promissory Note	15.1	141.6	—	5,569.0	197.2	59.5	7.9%	31/01/2020	15/02/2023
Infrastructure	Leasing	0.3	1.3	—	—	2.2	0.7	5.9%	1/01/2020	1/03/2022
	Long term loan	39.9	924.0	—	—	1,056.4	318.5	5.9%	23/07/2020	25/11/2039
	Promissory Note	0.5	—	—	—	1.7	0.5	4.5%	20/02/2020	20/02/2020
Real Estate	Leasing	0.6	9.6	—	—	11.7	3.5	8.1%	1/09/2020	2/01/2023
	Promissory Note	—	110.3	—	—	110.3	33.3	7.4%	1/01/2020	31/08/2020
Corporate	Long term loan(2)	76.7	—	—	—	254.3	76.7	10.8%	31/07/2022	14/01/2028
Total		134.9	1,186.8	606.6	5,791.2	1,642.9	495.3

(1)	Includes debt held by Vial y Vives—DSD that is denominated in Chilean pesos.
(2)	Does not include our payable to Chubb Insurance Company related to our proportional repayment obligation under the GSP performance guarantee, which was repaid in full on December 6, 2018.

As of March 31, 2020, S/119.6 million (US$36.0 million) of our total indebtedness indicated in the table above has matured or been prepaid, of which S/26.2 million (US$7.9 million) was repaid and S/87.8 million (US$26.5 million) was renewed by extending the maturities. The weighted average interest rate of this renewed indebtedness and additional indebtedness is 7.03%, and the maturity dates range from January 1, 2020 to November 25, 2039.

Set forth below is a description of our material outstanding indebtedness as of December 31, 2019.

Leasing. As of December 31, 2019, we were party to numerous leasing agreements with several financial institutions which in the aggregate amounted to approximately S/23.0 (US$6.9 million). We entered into such agreements primarily for the purpose of leasing the equipment and other assets necessary to run our operations. Upon maturity of each leasing agreement, we have the option to purchase or return the equipment or assets to the lessor. The amounts owed under these leasing agreements are generally repaid in monthly installments, subject to a minimum guaranteed payment corresponding to the minimum amount for which the equipment or assets could be sold to a third-party.

Citibank, N.A. Secured Loan. Our subsidiary GMP has a secured loan with Citibank, N.A. under a loan agreement dated September 19, 2008 and amended on August 27, 2012, with an outstanding principal amount of S/8.7 million (US$2.6 million) as of December 31, 2019. This loan accrues interest at an annual rate of three month LIBOR plus: (i) 1.70% if, at the installment payment date, the exchange rate between the sol and U.S. dollar remains between S/2.60 to S/2.75 per US$1.00 or (ii) 1.95%, if otherwise. The loan matures in August 2020. The proceeds of the loan were used by our subsidiary GMP to finance the construction, equipment and operation of the Gas Pariñas plant in Talara. The agreement is secured by certain land, equipment and accounts receivable of GMP. The agreement contains certain customary covenants, including restrictions on the ability of GMP to pay dividends if it is in default under the loan and the obligation by GMP to maintain the following financial covenants during the term of the agreement: (a) Leverage Ratio (as defined therein) shall not be greater than 1.50; (b) Debt Service Coverage Ratio (as defined therein) shall not be less than 1.20; (c) Liquidity Ratio (as defined therein) shall not be less than 1.10; and (d) Debt Coverage Ratio (as defined therein) shall not be greater than 2.20.

Norvial Corporate Bonds. In July 2015, Norvial established its first corporate bond program on the Lima Stock Exchange, for a total amount of S/365 million (US$106.9 million). The first tranche under this program was issued for an amount of S/80 million, due 2020 with an annual interest rate of 6.75%. The second tranche was issued for an amount of S/285 million, due 2027 with an annual interest rate of 8.375%, structured in three disbursements. In July 2015 we received the first disbursement for S/105 million, in January 2016 we received the second disbursement for S/100 million and in July 2016 we received the third disbursement of S/80 million. These bonds are secured by: (i) certain cash flows; (ii) a mortgage on the Norvial concession; (iii) a lien over Norvial shares; (iv) the assignment of Norvial’s rights over a performance bond provided by GMP; and (v) any additional guarantees granted in favor of other secured creditors. The proceeds of these bonds were used to pay S/85 million of debt outstanding under a short-term loan agreement with Banco de Crédito del Perú (BCP) for a total S/150 million, and the rest was used to finance the construction of the second stage of Ancon – Huacho Pativilca highway and the value added tax linked to the implementation of the project expenses. As of December 31, 2019, Norvial had S/306 million (US$92 million) outstanding under these bonds.

Senior Secured Notes. On February 2015, GyM Ferrovías issued a total of S/629 million (US$184.3 million) Series A Senior Secured VAC-Indexed Notes due 2039, with an annual interest rate of 4.75% plus adjustments for inflation. The bonds are secured by (i) a mortgage on the Lima Metro concession, (ii) a lien on GyM Ferrovías shares, (iii) certain collection rights, (iv) certain cash flows and (v) liens on certain accounts. The proceeds from the issuance were used to repay a short term loan provide by Banco de Crédito del Perú-BCP for S/400 million, funding of the reserve accounts, payment of the issuance expenses, and for the partial repayment of a subordinated loan provided by certain shareholders of GyM Ferrovías to GyM Ferrovías. According to the indenture, in order to make any payment of a subordinated loan or distribute any dividends, our Debt Service Coverage Ratio (as defined therein) should be at least 1.2x. Under the indenture GyM Ferrovías has to fund the debt service reserve account on a quarterly basis with the equivalent of the amounts due in the next two succeeding interest payment dates. Moreover, the operation and maintenance reserve account must be funded annually with an amount equal to twenty-five percent (25%) of operation and maintenance costs of the corresponding current annual budget. As of December 31, 2019, GyM Ferrovías had S/618 million (US$186.1 million) outstanding under these notes.

Financing of the Expansion Project of the Lima Metro Concession. On August 23, 2017, GyM Ferrovías entered into a US$396 million financing structure with Mizuho Bank, Ltd and Sumitomo Mitsui Banking Corporation. The particular structure for the expansion project of the Lima Metro involved the securitization of irrevocable and unconditional payment obligations of the Government of Peru (CPAOs), which have been sold by GyM Ferrovías to a borrower under a long-term loan facility. The expansion project included the improvement of civil works and the purchase of additional rolling stock, including trains and cars that were designed, built, operated and maintained by GyM Ferrovías, as concessionaire under the Lima Metro concession. The financing was structured as a long-term loan facility and a working capital facility. We paid the final installment under this financing structure in May 2019.

BCP Loan. In December 2015, our subsidiary GMP and Oiltanking Peru S.A.C. subscribed in equal parts to a medium term loan credit agreement for up to US$100 million with Banco de Crédito del Peru, comprised of (i) a medium term tranche for up to US$70 million (for additional investments) with an annual interest rate of 6.04% and a term of five years, and (ii) a medium term tranche for up to US$30 million (for committed investments) with an annual interest rate of 6.32% and a term of eight years. The tranches of the loan mature in 2024 and 2027, respectively. The proceeds of this loan are to finance Terminales del Perú’s obligations in the operation contracts that it maintains with Petroperú in regards to the Central Terminal (corresponding to the Callao Port), and North Terminals (corresponding to the Etén, Salaverry, Chimbote and Supe Ports). As of December 31, 2019, GMP had US$37.1 million (S/123.0 million) outstanding under this loan.

Syndicated Loan. In December 2015 we entered into a medium term loan credit agreement for up to US$200 million (S/672 million) with Credit Suisse AG, Cayman Islands Branch, and Credit Suisse Securities (USA) LLC. The term of the loan is five years, with quarterly installments starting on the 18th month. The loan accrued interest at a rate of three months Libor plus 3.9% per year. The proceeds were used to finance our equity participation in GSP, which was the concessionaire of the southern gas pipeline project. We paid the final installment of this loan on June 26, 2019.

GSP Bridge Loan and New Term Loan. With the termination of the GSP gas pipeline concession, our proportional guarantee under the GSP bridge loan became due. As of December 31, 2016, there was US$129 million (S/433.4 million) of principal amount outstanding under our corporate guarantee. On June 27, 2017 we entered into a new US$78.7 million (S/264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to prepay GSP bridge loan. The new term loan matures on 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment. The agreement with respect to such term loan contains a covenant restricting the Consolidated Leverage Ratio (as defined therein) from exceeding 3.5:1.0 at any time and the CAM Chile Leverage Ratio (as defined therein) from exceeding 2.5:1.0 at any time. The term loan accrues interest at LIBOR plus 4.50% per year, which will increase to 5.00% during the second year and to 5.50% during the third year. The term loan will be secured by: (i) a first lien on our rights to receive the termination payment derived from the GSP termination (the “VCN”), (ii) a second priority lien on our shares of GyM and Concar; (iii) a second priority lien on our shares of Almonte; (iv) a second priority lien on certain real estate properties in Surquillo; (v) a second priority lien on our shares of CAM; (vi) a second priority lien on our shares of CAM Servicios; and (vii) a first lien on cash flows from the sale of certain assets. We paid the final installment of this loan on June 28, 2019.

GSP Performance Guarantee. Upon the termination of the GSP gas pipeline concession, our proportional repayment obligations under the GSP performance guarantee from Chubb Insurance Company in the amount of US$52.5 million (S/177.4 million) became due. On December 6, 2018, we paid the final installment with respect to our obligations to Chubb Insurance Company.

Financial Stability Framework Agreement. On July 31, 2017, we, and certain of our subsidiaries, GyM, Construyendo País S.A., Vial y Vives — DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant us, GyM, Construyendo País S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of us and GyM for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of GyM and us, as well as the request of Construyendo País S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April 2018, we repaid US$72.7 million of the facility with the proceeds of the sale of Stracon GyM and in July of 2018 we repaid an additional of US$ 15.4 million. As of December 31, 2019, there was US$44.2 million outstanding under this agreement.

During 2019, our construction subsidiary GyM was under a continuing default under the Financial Stability Framework Agreement with respect to its failure to comply with certain ratios between Tranche A (client invoices) and Tranche B (client provisions). No event of default was formally notified to GyM by the lenders, and GyM procured a waiver from the lenders in July 2019. As of December 31, 2019 and the date of this annual report, GyM is in compliance with the ratios set forth in the agreement.

CS Peru Infrastructure Loan. On July 31, 2019, the company entered into a medium term loan credit agreement for US$35 million (equivalent to S/112.9 million) with CS Peru Infrastructure Holdings LLC, the proceeds of which were used as working capital for the company and its subsidiaries, GyM and Adexus. The term of the loan is three years, with quarterly installments of principal beginning on the 18th month. The loan accrues interest at the following rates per annum: (i) for the period from and including the July 31, 2019 to but excluding the date that is six months after the closing date, 9.10%; (ii) for the period from and including the date that is six months after the closing date to but excluding the date that is one year after the closing date, 9.35%; (iii) for the period from and including the date that is one year after the closing date to but excluding the date that is 30 months after the closing date, 9.60%; and (iv) for the period from and including the date that is 30 months after the closing date to the third anniversary of the loan, 10.10%. On February 28, 2020, the company and the initial lender signed an amendment, waiver and consent in respect of this event of default, in consideration for a prepayment by the company of US$10 million, together with accrued interest and a make-whole premium. The principal amount outstanding under the new term loan was US$25 million (S/83 million) as of the date of this annual report.

Derivative Financial Instruments

In August 2012, our subsidiary GMP entered into two interest rate swaps with Citibank, N.A. to hedge its exposure to fluctuations in LIBOR under its unsecured loan with Citibank, N.A. described above. These interest rate swaps establish a fixed annual rate of 5.05%, payable at each interest payment date under the loan.

We did not execute any derivative financial instruments from 2013 until the date hereof, other than as described above. For additional information about our derivative financial instruments and borrowings, see notes 2.9 and 18 to our audited annual consolidated financial statements included in this annual report.

Capital Expenditures

The table below provides our total capital expenditures incurred in 2017, 2018 and 2019.

		2017		2018		2019
		(in millions of S/)	(in millions of US$)	(in millions of S/)	(in millions of US$)	(in millions of S/)	(in millions of US$)
E&C(1)	Capital expenditure	49.4	15.2	(40.2)	(11.9)	3.2	1.0
	Divestitures	(11.8)	(3.6)	(257.6)	(76.2)	—	—
	Total E&C	37.6	11.6	(297.8)	(88.1)	3.2	1.0
Infrastructure	Capital expenditure	122.6	37.8	131.7	39.0	179.4	54.1
	Divestitures	—	—	—	—	—	—
	Total Infrastructure	122.6	37.8	131.7	39.0	179.4	54.1
Real Estate(2)	Capital expenditure	39.7	12.2	(4.9)	(1.5)	5.7	1.7
	Divestitures	(36.3)	(11.2)	—	—	—	—
	Total Real Estate	3.4	1.0	(4.9)	(1.5)	5.7	1.7
Corporate	Capital expenditure	(-0.6)	(0.2)	2.2	0.6	-2.3	-0.7
	Divestitures	(121.7)	(37.5)	(12.1)	(3.6)	—	—
	Total Corporate	(122.3)	(37.7)	(10.0)	(3.0)	-2.3	-0.7
	TOTAL(3)(4)	41.2	12.7	(181.0)	(53.6)	186.0	56.1

(1)

In our consolidated financial statements, in accordance with IFRS, we record in “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments, which is included in the table above.

(2)

Includes S/1.0 million, S/8.3 million and S/0 million in investments in 2017, 2018 and 2019, respectively, for the purchase of land by our Real Estate segment, which in accordance with IFRS are recorded in our consolidated financial statements as “inventory.”

(3)

In our consolidated financial statements, in accordance with IFRS, we record as “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments which is included in the table above.

(4)	Divestitures are related to the sale of non-strategic assets, and minor divestitures are in capital expenditures.

Capital expenditures for our E&C segment of approximately S/49.9 million (US$15.2 million), S/(40.2) million (US$(11.9) million) and S/3.2 million (US$1.0 million), in 2017, 2018 and 2019, respectively, which amounts primarily correspond to the purchase and sale of equipment and machinery. In 2017, capital investments in the E&C segment only included the purchase and sale of equipment and machinery. In 2018, capital investments in the E&C segment only included the sale of equipment. In 2019, capital investments in the E&C segment included minor repositions of equipment and machinery.

Capital expenditures for our Infrastructure segment of approximately S/122.6 million (US$37.8 million), S/131.7 million (US$39 million) and S/179.4 million (US$54.1 million) in 2017, 2018 and 2019, respectively, correspond to periodic maintenance and the construction of the second stage of our Norvial toll road concession and, in our Energy line of business, oil development drilling activities as well as improvements for our gas processing plant and investments in the Lima Metro. In 2017, capital expenditures for our Infrastructure segment continued with the construction and maintenance of second stage of Norvial toll road concession, and also investments incurred in drilling wells in Blocks IV. In 2018, capital expenditures for our Infrastructure segment also included the continuation of drilling wells and, to a lesser extent, the maintenance of the Lima Metro and the second stage of our Norvial toll road concession. In 2019, capital expenditures for our Infrastructure segment included the drilling of additional wells of GMP and maintenance in respect of the second stage of the Norvial toll road concession.

Capital expenditures for our Real Estate segment of approximately S/39.7 million (US$12.2 million), S/(4.9) million (US$(1.5) million) and S/5.7 million (US$1.7 million) in 2017, 2018 and 2019, respectively, primarily correspond to the purchase of the Paul Harris project in 2017, the liquidation of the Panorama project and an additional purchase for the Paul Harris project in 2018, and additional equipment and new sales booth in the Parque de Comas Project in 2019.

Divestitures in 2017 consisted of approximately S/169.8 million (US$52.3 million) relating to the sale of our stake in Red Eagle of Stracon GyM, the sale of our 22.5% stake held in our associate, PRINSUR, the sale of our 89.19% interest in GMD, our IT services subsidiary, and the sale of our 51% interest in COGA to our partners, Enagas and Carmen Corporation. Divestitures in 2018 consisted of S/269.7 million (US$79.8 million) relating to the sale of our interests in Stracon GyM, CAM Chile and CAM Servicios. There were no divestitures in 2019.

We have budgeted S/122.4 million (US$37.1 million) in capital expenditures for 2020. Our current plans for our E&C segment contemplate capital expenditures in 2020 of approximately S/10.2 million (US$3.1) million, mainly for reposition of equipment and machinery. Our current plans for our Infrastructure segment contemplate capital expenditures in 2020 of approximately S/112.2 million (US$34.0 million), principally for investments in oil development drilling activities and investments in the Line 1 of the Metro. Our current plans for our Real Estate segment contemplates no expenditures in 2020. Our current plans for our Corporate segment contemplates no expenditures nor divestitures in 2020. However, our capital expenditures during 2020 may change as a result of the impact of the COVID-19 pandemic.

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

Overview of the Peruvian Economy

Our results are substantially affected by economic conditions prevailing in Peru. The Peruvian economy has been one of the fastest growing economies globally during the period from 2015 to 2019. According to the Peruvian Central Bank, Peruvian real GDP grew at an average rate of 3.2% during that period, one of the highest rates in South America. The economic expansion during this period was a result of robust domestic demand, increase in investment, price stability, increase in foreign direct investment, and an improvement in public finances, among other factors.

Nominal GDP per capita has increased from S/6,172.7 in 2015 to S/7,003.0 in 2019, a 13.5% increase. Average annual inflation, measured by the change in the CPI index, was 2.6% in the period from 2015 to 2019. On the other hand, Peru’s Sol, depreciated from an average of S/3.19 per US$1.00 in 2015 to an average of S/3.34 per US$1.00 in 2019, a depreciation of 4.7%. Peru’s sovereign debt has been granted investment grade rating by S&P, Fitch and Moody’s. At the end of 2019, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB+ by S&P (August 2013) and Fitch (September 2019) and A3 by Moody’s (June 2019).

The following table sets forth the main economic indicators of the Peruvian economy from 2015 to 2019:

	2015	2016	2017	2018	2019
Nominal GDP (US$ billions)	192.3	195.3	215.1	225.3	230.4
Nominal GDP / capita (US$)	6,172.7	6,204.5	6,756.7	6,932.3	7,003.0
Real GDP growth rates (% based on local currency GDP)	3.3%	4.0%	2.5%	4.6%	1.8%
Private consumption growth rate	4.0%	3.3%	2.5%	3.8%	3.0
Private investment growth rate	(4.3%)	(5.9%)	0.1%	2.1%	0.9%
Foreign direct investment growth rate	4.9%	(17.0%)	(1.4%)	(8.8%)	(37.1%)
Public expenditure (consumption and investment) growth rate	13.7%	(12.2%)	9.8%	8.4%	1.0%
Total private and public fixed investment growth rate(1)	(5.3%)	(4.6%)	0.0%	5.4%	(1.5%)
Exports growth rate	4.0%	9.5%	8.5%	3.6%	1.3%
Imports growth rate	2.4%	(2.2%)	4.0%	(1.8%)	1.8%
Inflation (measured by change in CPI)	4.4%	3.2%	1.4%	2.2%	1.9%
Average exchange rate (S//US$)	3.19	3.38	3.26	3.29	3.34
End of period exchange rate (S//US$)	3.41	3.36	3.25	3.38	3.32
Central Bank interest rate (end of period)	3.75%	4.25%	3.25%	2.75%	2.25%
Population (million)(1)	31.1	31.5	31.8	32.5	32.9
Unemployment rate(1)	6.4%	6.7%	6.7%	6.6%	6.3%
Total public debt (US$ billions)	41.8	46.7	53.6	57.9	61.5
Public debt/nominal GDP (%)	23.3%	23.8%	24.8%	25.8%	26.8%
Net reserves (US$ billions)	61.5	61.7	63.6	60.2	68.2
Net reserves/nominal GDP (%)	32.0%	31.6%	29.6%	26.7%	29.6%
Fiscal surplus (deficit)/ nominal GDP (%)	(2.1%)	(2.6%)	(3.1%)	(2.4%)	(1.6%)

Source: Peruvian Central Bank, SBS, Ministry of Economy and Finance, National Statistical Institute of Peru (INEI), IMF.

(1)	2019 projected by IMF.

The following table sets forth real gross domestic product by expenditure for the years indicated.

GDP by Expenditure (% of GDP unless otherwise stated)	2015	2016	2017	2018	2019
Government consumption	12.6	12.0	11.8	13.8	14.1
Private consumption	65.5	65.5	64.8	61.6	62.2
Total fixed investment	24.6	22.6	21.1	25.4	24.2
Public sector	5.0	4.8	4.6	7.3	6.5
Private sector	19.3	17.8	16.9	18.1	17.7
Change in inventories(1)	0.3	(0.0)	(0.5)	(2.8)	(2.8)
Exports of goods and services	21.0	22.1	24.3	24.5	24.2
Imports of goods and services	23.7	22.2	22.0	22.6	21.9
Net exports	(2.7)	(0.1)	2.3	2.0	2.3
GDP (in billions of US$)	192.3	195.3	215.1	225.3	230.4

Source: Peruvian Central Bank

(1)	Defined as the difference between the volume at the end of the period and the volume at the beginning of the period; valued at the average price over the period.

Key Industry Sectors Relating to Our Business in Peru

Construction and Infrastructure

The Peruvian construction industry nominal GDP is estimated to be US$9.59 billion and accounted for 5.8% of the country’s nominal GDP in 2019, according to the Peruvian Central Bank. Construction GDP did not grow in real terms during the five years from 2015 to 2019. The following table illustrates, from 2015 to 2019, the average real growth rate in both private investment and construction in Peru vis-à-vis the average real GDP growth rate.

Growth of Real Private Investment GDP and Real Construction Sector GDP vs. Real GDP

Source: Peruvian Central Bank.

Mining

Peru is a poly-metallic resources producer and exports several metals including silver, copper, zinc, gold and lead, among others. Peru is also a major contributor to global metal reserves. According to the U.S. Geological Survey of 2020, as of January 2019, Peru held 21.4% of global silver reserves, 7.6% of global zinc reserves, 10% of global copper reserves and 4.2% of global gold reserves. According to the Peruvian Central Bank, mining exports reached approximately US$2.8 billion and represented 61.7% of total Peruvian exports in 2019.

As of December 2019, the Peruvian Ministry of Energy and Mines estimates 48 mining projects at various stages of development involving an estimated investment of US$57.8 billion.

Mining Investment Projects by Level of Development

	Number of Projects	US$ billion
Under construction	7	8.999
Detailed Engineering	3	4.185
Feasibility	15	16.217
Pre-feasibility	23	28.371
Total	48	57.772

Source: Peruvian Ministry of Energy and Mines.

Oil and Gas

The oil and gas activity in Peru has decreased with a sector nominal GDP average annual growth rate of 2.9% during the five years from 2015 to 2019. Oil and gas activity includes the exploration and production, and transportation and commercialization of hydrocarbon products and derivatives.

According to the Peruvian Ministry of Energy and Mines, during 2019, local production of petroleum was approximately 134 Mbbl per day, 8.4% more than 2018. Peruvian gas production increased considerably since 2004, when the Camisea project, the largest gas project in Peruvian history, began operations. The Peruvian Ministry of Energy and Mines reports that during 2019, proved reserves of oil and gas amounted to 2,626 MMboe. The Peruvian government’s reserves methodology may differ materially from the one mandated by the SEC.

Hydrocarbons Proved Reserves and Production Evolution in Peru (in MMboe)

Source: Peruvian Ministry of Energy and Mines

Our Other Markets: Chile and Colombia

Chile

Overview of the Chilean Economy

Our activities in Chile span across the E&C and power services sectors. The following table sets forth the main economic indicators of the Chilean economy for the period from 2015 to 2019.

Values in nominal US$ billion unless otherwise stated	2015	2016	2017	2018	2019
Nominal GDP	244.0	250.1	276.9	298.8	282.7
Nominal GDP / capita (US$)	13,548.4	13,743.8	15,057.6	15,934.7	14,797.2
Real GDP growth rate (%)	2.2%	1.3%	1.5%	4.0%	1.1%
Inflation (%, measured by change in CPI)	4.4%	2.7%	2.3%	2.6%	3.0%
Total private and public fixed investment	53.6	57.8	61.8	58.7	61.2
Average exchange rate (CLP/US$)	654.2	676.8	649.3	640.29	702.63
End of period exchange rate (CLP/US$)	707.3	667.3	615.2	694.0	732.2
Population (million)(1)	18.0	18.2	18.4	18.8	19.1
Unemployment rate	5.9%	6.2%	6.5%	7.1%	7.1%
Public Debt / nominal GDP (%)	16.0%	21.3%	24.9%	25.6	27.9
Net reserves / nominal GDP (%)	15.8%	16.2%	14.1%	14.5%	15.3%
Fiscal surplus (deficit) / nominal GDP (%)	(2.1%)	(2.7%)	(2.8%)	(3.1%)	(4.4%)

Source: Chilean Central Bank, Chilean Government Budget Office, IMF, Global Insight

(1)	2019 projected by the IMF

The Chilean real GDP grew at an average annual rate of 2.0% during the five years from 2015 to 2019 in real terms. The country’s nominal GDP per capita has increased 9.2% from CLP 13,548.4 million in 2015 to CLP 14,797.2 million in 2019. This expansion was mainly driven by a strong domestic demand in real terms: total consumption grew on average at 1.6% per year during the five years from 2015 to 2019. Inflation has remained stable since 2015, averaging 3.0% between 2015 and 2019, in line with the Chilean Central Bank’s inflation target of 3% +/- 1%. Chilean sovereign debt has the highest rating in the South America region, rated A+ by S&P (July 2017), A1 by Moody’s (July 2018) and A by Fitch (March 2020).

Colombia

Overview of the Colombian Economy

Our current activities in Colombia involve technical services provided primarily to the power services sector. The following table sets forth the main economic indicators of the Colombian economy for the period from 2015 to 2019.

Values in nominal US$ billion unless otherwise stated	2015	2016	2017	2018	2019
Nominal GDP	293.3	299.4	303.5	311.1	321.5
Nominal GDP / capita (US$)	6,085.1	6,142.7	6,157.5	6,243.7	6,381.9
Real GDP growth rate (%)	3.0%	2.1%	1.4%	2.5%	3.3%
Inflation (%, measured by change in CPI)	6.8%	5.8%	4.1%	3.2%	3.8%
Total private and public fixed investment	60.7	66.7	66.7	64.6	67.4
Average exchange rate (COP/US$)	2,771.5	3,051.0	2,951.3	2,956.6	3,281.1
End of period exchange rate (COP/US$)	3,149.5	3,000.7	2,984.0	3,249.8	3,277.1
Population (million)(1)	48.2	48.7	49.3	49.8	50.4
Unemployment rate(1)	8.6%	8.7%	8.6%	9.7%	9.5%
Public Debt / nominal GDP (%)	41.4%	42.8%	45.3%	50.4%	47.5%
Net reserves / nominal GDP (%)	16.2%	16.6%	15.4%	14.2%	16.5%
Fiscal surplus (deficit) / nominal GDP (%)	(3.1%)	(3.9%)	(3.3%)	(3.1%)	(2.5%)

Source: Colombian National Department of Administration of Statistics (DANE), Colombian Central Bank, Colombian Treasury Department, IMF, Global Insight

(1)	2019 projected by the IMF

Colombian real GDP grew at an average annual rate of 2.5% during the five years from 2015 to 2019. The country’s nominal GDP per capita has increased 4.9% from COP 6,085.1 mm in 2015 to COP 6,381.9 mm in 2019. Inflation has increased in recent years, averaging 4.7% per year from 2015 to 2019, higher than the Colombian Central Bank’s inflation target of 3% +/- 1%. On the other hand, the Colombian peso depreciated from an average of COP 2,771.5 per US$1.00 in 2015 to an average of COP 3,277.1 per US$1.00 in 2019. Colombia’s sovereign debt currently holds BBB- by Fitch (April 2020), BBB- from S&P (March 2020), and Baa2 from Moody’s (May 2019). Colombia is also recognized for its investor-friendly legal regime.

E. Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

For information about performance guarantees and similar instruments that we obtained in the ordinary course of business, see note 31 to our audited annual consolidated financial statements included in this annual report.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with payment terms as of December 31, 2019.

	Payments Due By Period (in millions of S/)
	Less than 1 year	1-2 years	3-5 years	More than 5 Years	Total
Indebtedness(1)	495,308	214,205	259,464	746,451	1,715,428
Capitalized Lease Obligations(1)	2,939	979	3,010	—	6,928
Interest(2)	60,532	26,323	47,504	229	134,588

Total(3)	558,779	241,507	309,978	746,680	1,856,944

(1)	Includes principal only of our indebtedness and capitalized lease obligations.
(2)	Includes the effect of our interest swap agreements described in “—Derivative Financial Instruments.”
(3)	Excludes building leases, which are not material.

G. Safe Harbor

See “Part I. Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

General

Our business and affairs are managed by our board of directors in accordance with our by-laws, shareholder’s meeting rules of procedure, board of directors rules of procedure, internal rules of conduct and Peruvian Corporate Law No. 26887 (“Peruvian Corporate Law”). Our bylaws provide for a board of directors of between five and nine members. Our shareholders may appoint an alternate director for each director to act on his or her behalf when absent from meetings or unable to exercise his or her duties. Alternate directors have the same responsibilities, duties and powers of directors to the extent they are called to replace them.

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

Duties and Liabilities of Directors

Pursuant to Article 177 of Peruvian Corporate Law, directors are jointly and severally liable to the corporation, its shareholders and third parties for any damages caused by board decisions or acts that breach the law or the bylaws of the company, or for damages caused by abuse of power, fraud, willful misconduct or gross negligence.

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

A director cannot be found liable for a board decision or act if they did not participate in the meeting where the corresponding decision was taken or if the director’s express disagreement is noted in the minutes of such meeting or evidenced by notarized notice.

Article 180 of the Peruvian Corporate Law requires a director to abstain from: (i) adopting decisions that would not be in the corporation’s interest and that would benefit their interests or those of any related third party, (ii) using for themselves any commercial opportunity or business they became aware of as a result of the exercise of their duties as a director and (iii) participating themselves in competition with the company in any matter that would require disclosure and abstention due to a conflict of interest. A director who violates these requirements is liable for any damages caused to the company and may be removed by a majority of the board of directors or, upon the request of any member of the board or of any shareholder, by a majority vote of the shareholders.

Pursuant to Article 181 of the Peruvian Corporate Law, shareholders are entitled to protect the interest of a company by bringing a claim of civil responsibility against any directors, subject to approval of shareholders at a duly convened shareholders’ meeting. However, Article 4 of Law No. 29,720, with respect to companies listed on the Lima Stock Exchange, establishes that a shareholder that owns at least 10% of the capital stock is entitled to file a claim of civil responsibility under Article 181 of the Peruvian Corporate Law without holding a prior shareholders’ meeting.

Additionally, Legal Decree No. 1121 and Legal Decree No. 1422 (both governing the application of Rule XVI of the Peruvian Tax Code regarding anti-evasion conduct) require the board of directors of Peruvian companies to review any tax planning strategy in respect of the prior fiscal year, and to re-authorize, amend or dissolve the same. If the board of directors do not comply with these rules, the Peruvian tax authority (SUNAT) may hold the directors jointly liable with the company.

Sections 2 and 13 of article 16 of the Peruvian Taxation Code also establish that directors will be jointly liable with the company and with each other if the company does not pay its taxes due to willful misconduct (dolo), gross negligence (culpa grave) or abuse of power of attorney in breach of anti-tax evasion laws.

Board of Directors

The following sets forth our directors and their respective positions as of the date of this annual report. The term of the current board of directors expires in March 2020, on the third anniversary from the date of election. Due to the ongoing effects of the COVID-19 pandemic and government measures to limit the spread of the virus, our annual shareholders’ meeting has been postponed and our current board of directors continue to exercise their functions until a new board is elected. Our annual shareholders meeting is expected to occur during the weeks following the date of this annual report. The company intends to nominate the current directors for re-election for a special one-year term at the annual shareholders’ meeting.

Name	Position	Year of Birth	Year of First Appointment
Augusto Baertl Montori	Chairman of the Board	1945	2017
Ernesto Balarezo Valdez	Vice Chairman of the Board (Independent)*	1967	2018
Esteban Vitón Ramirez	Director	1952	2019
Christian Laub	Director	1970	2019
Pedro Pablo Errázuriz Domínguez	Director (Independent)*	1961	2014
Roberto Abusada Salah	Director	1946	2017
Alfonso de Orbegoso Baraybar	Director (Independent)*	1962	2017
Manuel del Río Jiménez	Director (Independent)*	1952	2017
Rafael Venegas Vidaurre	Director (Independent)*	1950	2017

*	Independent member under the Exchange Act independence standards.

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

Mr. Baertl is the former chairman of the board of directors of the National Society of Mining, Oil and Energy at the Institute of Mining Engineers of Peru, as well as of the Latin American Business Council (CEAL) and of the Chamber of Commerce Canada- Peru. He has also been chairman of the board of Atlas Copco Peru, Downing Teal-Perú, and Petroperú. In addition, he has been member of the board of directors of different companies such as Milpo, Atacocha, Huarón, Chungar, Castrovirreyna Mining Corporation, Interbank, BISA, Graña y Montero S.A.A., Norsemont and of the Prospectors and Developers Association of Canada (PDAC). He is currently chairman of the board of Agrícola Chapi, as well as a member of the board of Alturas Minerals, Chinalco International, FIMA, Stevia One and Ligabue Catering Perú S.A.C. He is also an active member of the board of directors of the National Society of Mining, Petroleum and Energy and COMEX. He has also participated in the board of directors of various non-profit institutions.

Ernesto Balarezo Valdez. Mr. Balarezo has a Master’s Degree in Industrial Management and a Bachelor’s Degree in Industrial Engineering, both degrees obtained at the University of Texas A&M in United States. He holds post-graduate specializations in Management, Finance, Human Resources, at Institutions such as Institute of Directors (IoD), Harvard, Wharton, INSEAD, IESE, among others. He is currently working as a partner and director of Comunal Coworking. In the previous three years, he held the positions of Executive Vice President for the Americas at Gold Fields Limited, and CEO of Gold Fields La Cima S.A. He previously worked for sixteen years for the Hochschild Group. His last position was as Vice President of Operations at Hochschild Mining. He was also Chief Executive Officer of Hochschild Mining in Mexico and then in Peru, as well as Deputy Chief Executive Officer and Chief Financial Officer in Cementos Pacasmayo. He has also been Director of several companies related to the Hochschild Group and Gold Fields Ltd and Director—Founder of the Peruvian—South African Chamber. He has also contributed as Director of Peru 2021 and in IPAE Acción Empresarial.

Esteban Vitón Ramirez. Mr. Vitón was appointed as a director of the company in May 2019. He holds degrees as an economist engineer from the Universidad Nacional de Ingeniería (Peru) , a Master’s degree from ESAN Graduate School of Business (Peru), a MsM from the Arthur D Little School of Management (now Hult International Business School), has completed the advanced management program at Harvard University and has completed studies at PAD, INSEAD and others. He is the general manager and director of Pacific Energy and has been a manager of Quimpac and other local companies, as well as other companies in the region. He has been a director of Kallpa and Cerro del Águila.

Christian Laub. Mr. Laub was appointed as a director of the company in May of 2019. He holds a degree as an economist from the Universidad del Pacífico (Peru) with a specialization in business economics and an MBA from Harvard University. He has been a director of the Lima Stock Exchange, serving as its president from 2013 to 2016. He was an executive of the Credicorp Group for more than 20 years, holding different positions. Among them, he served as CEO of Credicorp Capital from 2011 to 2018. He also served as division manager of corporate banking, manager of the corporate finance area, manager of the capital markets area and general manager of Credifondo.

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

Roberto Abusada Salah. Mr. Abusada studied Economics at the Pontificia Universidad Católica del Perú and at Cornell and Harvard Universities in the USA. He holds a Bachelor’s degree in economics from Pontificia Universidad Católica del Perú as well as a Master’s degree and PhD in economics from Cornell University. He has been senior advisor to the Minister of Economy during the years of the Peruvian economic reform (1993 and 1997). In 1994 he co-founded the Peruvian Institute of Economics (IPE), which he presides over. Dr. Abusada has taught economics at the Pontificia Universidad Católica del Perú, Universidad del Pacífico (Peru), Universidad Peruana de Ciencias Aplicadas, ESAN (Peru) and Boston University. He was director of the program of graduates in economics of the Pontificia Universidad Católica del Perú and in the 1980s he held the positions of vice minister of commerce, vice minister of economy and member of the board of directors of the Central Reserve Bank of Peru. He has been director of the Corporación Andina de Fomento, as well as of Graña y Montero S.A.A. and TECSUP. He has been a member of the Global Strategic Advisory Group (GSAG) of the Konrad Adenauer Foundation. He has been a consultant to the United Nations (UNIDO, Vienna) World Bank, Inter-American Development Bank and various governments. He is currently an Ad Honorem advisor of the Peruvian government for matters of the Pacific Alliance and representative of the presidency of the council of ministers to the board of the fiscal stabilization fund and chairman of the board of GMD, director in GMP S.A. and UNACEM S.A.A. Dr. Abusada has written several books and academic articles in various economic areas and is currently writing a fortnightly opinion column at El Comercio newspaper in Lima, Peru.

Alfonso de Orbegoso Baraybar. Mr. de Orbegoso is a lawyer from Pontificia Universidad Católica del Perú. He holds a Master’s degree from Duke University School of Law and has completed specialization courses at the London School of Economics, Georgetown University and The McDonough School of Business. During 1991 and 1998 was partner of the Ludowieg, Andrade & Associates law firm and during 1998 he to 2013 he served as legal vice president and regulatory affairs at Nextel del Perú S.A. During 2014 and 2015 he served as vice president legal, regulatory and interconnection at Nextel Telecomunicações Ltda, Brazil.

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

Rafael Venegas Vidaurre. Mr. Venegas is an industrial and systems engineer from Universidad Nacional de Ingeniería (Peru) and holds post-graduate specializations in administrative and finance processes at A. Andersen School in Chicago, and has completed the Management and CEO programs at the Graduate School Kellogg, as well as the strategic planning, human management and marketing program at Harvard University. He has been CEO of Banco Internacional de Colombia, Citibank Peru, BankBoston Peru, Banco Sudamericano, Hermes/Brinks and, from 2010 to 2016, of Rimac Seguros y Reaseguros.

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

Name	Position	Year of Birth	Year of Appointment	Year of First Employment at the Company
Luis Díaz Olivero	Chief Executive Officer	1970	2017	1993
Mónica Miloslavich Hart	Chief Financial Officer	1966	2009	1993
Daniel Urbina Pérez	Chief Legal Officer	1969	2018	2018
Marlene Negreiros Bardales	Chief Human Resources Officer	1972	2019	2019
Antonio Cueto Saco	Chief Operating Officer	1966	2017	1996
Julia Sobrevilla Perea	Corporate Affairs Offer	1969	2018	2018
Julio De La Piedra Del Río	Chief Executive Officer of GyM/GMI	1953	2019	1998
Rolando Ponce Vergara	Chief Executive Officer of Viva GyM	1963	2008	1993
Reynaldo Llosa Martinto	Chief Executive Officer of GMP	1960	2014	2014
Jorge Luis Izquierdo Ramirez	Chief Executive Officer of CONCAR	1973	2019	1999
Manuel Wu Rocha	Chief Executive Concessions Officer	1977	2018	2001
Mario Gálvez Abad	Chief Executive Officer of GyM Ferrovías	1972	2018	2017
Antonio Rodríguez Canales	Chief Executive Officer of Morelco	1963	2018	1999
Alejandro Palma Jara	Chief Executive Officer of Vial y Vives-DSD	1959	2018	2018
Javier Vaca Terron	Regional Manager of Engineering and Construction	1970	2018	2008
Fernando Dyer Estrella	Chief Risk and Compliance Officer and Interim Chief Audit Executive	1962	2017	2017
Manuel Fernández Pollan	Chief Executive Officer of Qualys S.A. and Adexus/Chief of Information Technology	1958	2019	2016

Ms. Mónica Miloslavich Hart has tendered her resignation as chief financial officer of the company for personal reasons, effective June 30, 2020. Mr. Dennis Gray will serve as the interim chief financial officer of the company, as the company searches for a permanent chief financial officer. Mr. Gray currently serves as the chief financial officer of the company’s infrastructure business. In addition, Mr. Carlos Gómez Pinto has tendered his resignation as chief audit executive of the company for personal reasons, effective May 15, 2020. Mr. Fernando Dyer Estrella currently serves as the interim chief audit executive of the company, as the company searches for a permanent chief audit executive. Mr. Dyer is currently also the chief risk and compliance officer of the company.

The following sets forth selected biographical information for each of our executive officers:

Luis Francisco Díaz Olivero. Mr. Díaz joined the group in 1993, and has been our chief executive officer since March 2, 2017 and was our deputy chief executive officer from February to March 2, 2017. Before that, he served as chief operating officer since 2015, as infrastructure officer between April 2013 and December 2014, and as the chief executive officer of our subsidiary GMP between 2011 and April 2013. He holds a degree in industrial engineering, and an MBA from the University of Pittsburgh. He also served as the deputy chief executive officer of GMP from 2009 to 2011; chief financial officer of Graña y Montero from 2004 to 2009; and chief financial officer of our subsidiary GyM from 2001 to 2004. He is a member of the boards of directors of GyM, GMP and Viva GyM.

Mónica Miloslavich Hart. Mrs. Miloslavich joined the group in 1993 and has served as our chief financial officer since 2009. She holds a degree in economics from the Universidad de Lima (Peru). She worked as chief financial officer of Graña y Montero Edificaciones S.A.C. from 1998 to 2004, and as chief financial officer of our subsidiary GyM from 2004 to 2009.

Daniel Urbina Pérez. Mr. Urbina joined the group in 2018 as Chief Legal Officer. Before that, he served as general counsel for Inkia Energy since 2008, as vice president for Standard Chartered Bank between July 2005 and October 2008, as head of legal and compliance for Banco Standard Chartered between March 2000 and July 2005, as director general of the legal department for the Ministry of the Presidency between June 1999 and March 2000, as advisor to the Minister for the Advancement of Women between July 1997 and July 1998 and as associate for Benites Mercado & Ugaz between July 1993 and July 1998. He holds a law degree from the Universidad de Lima (Peru) and an LLM from Columbia University, and is authorized to practice law in Peru and New York.

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

Antonio Cueto Saco. Mr. Cueto joined the group in 1996 and has been our chief operating officer since 2017. Previously, he was our infrastructure area officer since January 2015. He formerly served as country manager in Chile and held different management positions in the group. He holds a degree in economics from Universidad Católica del Perú and has a Master’s degree in business administration from the Pontificia Universidad del Pacífico (Peru). He also has a Master’s degree in management and finance from HEC (France). He is a director of our subsidiaries GMP, GyM Ferrovías, Norvial, La Chira, Concesionaria Vía Expresa Sur, Survial and GMI.

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

Julio de la Piedra. Mr. de la Piedra graduated as a civil engineer from the Pontificia Universidad Católica del Perú, followed by a Master’s degree (MDI) from the Universidad Politécnica de Madrid and the Pontificia Universidad Católica del Perú. He worked at GREMCO as operations manager and then as general manager for 18 years. He joined GME in 1998 as a project manager, and two years later became general manager of GML, the group’s real estate construction company. Subsequently, for 18 years, he was manager of the building division of GyM and currently serves as general manager of GyM and GMI.

Rolando Ponce Vergara. Mr. Ponce joined the group in 1993 and has served as the chief executive officer of our subsidiary Viva GyM since 2008, and as our chief real estate area officer since 2014. He holds a degree in civil engineering from Universidad Ricardo Palma (Peru). He also holds a Master’s degree in construction and real estate business management from the Pontificia Universidad Católica de Chile-Politécnica de Madrid, Spain. He previously served as manager of GyM’s real estate division. He is currently a member of the boards of directors of our subsidiaries Viva GyM and Almonte.

Reynaldo Llosa Martinto. Mr. Llosa joined the group in 2014, and has served as the chief executive officer of GMP since February 2014. He holds a degree in mechanical engineering from the University of Houston, as well as an MBA from the Universidad de Piura (Peru). He has completed several technical and executive programs, including certificate programs at Rice University and Northeastern Kellogg School of Management. He served as the chief executive officer of BPZ Energy from 2010 to 2013. Prior to that, he had worked in Schlumberger for 25 years, the last 15 of which he spent in management positions.

Jorge Luis Izquierdo Ramirez. Mr. Izquierdo joined the group in 1999 and was appointed chief human resources management officer in December 2015. Prior to that, he was our chief operational excellence officer between 2011 and 2015. In addition, from 2011 to 2013, he worked as chief officer of the Learning Center (currently known as Academia), and had previously served as project management officer. He holds a degree in civil engineering from the Pontificia Universidad Católica del Perú, and a Master’s degree in construction management from University of California, Berkeley. He is currently a director of our subsidiary Concar.

Manuel Wu Rocha. Mr. Wu is a civil engineer from the Pontificia Universidad Católica del Perú and holds a Master’s degree in business administration from the Universidad de Piura (Peru). He joined the group in 2001, and acted as chief technical officer for the oil and gas, electricity, infrastructure and sanitation areas of GyM S.A. from 2003 until 2007. He became manager of purchases and logistics of GyM S.A. in 2007, and general manager of the consortium Lima Actividades Comerciales comprised by GyM S.A. and Aguas de Barcelona from 2009 until 2011. Since 2011, he has worked as chief executive officer of GyM Ferrovías S.A. Mr. Wu is currently Chief Executive Concessions Officer.

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

Antonio Rodriguez Canales. Mr. Rodríguez joined the group in 1999, and has been our chief commercial officer from 2015 to 2017. He previously served as chief investment officer, from 2010 to 2014. Before that, he was the chief executive officer of Larcomar from 1999 to 2010. He also served as director of our subsidiaries CAM and GMD and is currently a director of our subsidiary Morelco. He holds a degree in accounting from the Universidad de Lima (Peru), a Master’s in business administration from ESAN, and a Master’s degree in business administration from Birmingham Business School in the UK.

Alejandro Palma Jara. Mr. Palma joined Vial y Vives – DSD in June 2018 as Mining Commercial Manager, and was appointed as Interim General Manager in January 2019. He is a Construction Engineer (Chile) and holds a Masters’s degree in Civil Engineering in Geotechnical Engineering and Infrastructure from the University of Hannover (Germany), and has been recognized as well as a Diplom-Bau Ingenieur in Germany. He has over 34 years of national and international professional experience in construction, mining consulting and engineering. He is also a Qualified Person at the Registro Público de Personas Competentes en Recursos y Reservas Mineras of Chile. He was general manager at SRK Consulting Chile for 15 years, Board Director in Chile for 13 years, Board Director of SRK Consulting (Global) for 10 years, Board Director and Vice President of SRK Consulting (Argentina) for 7 years and Board Director of SRK Consulting (North America (USA-Canada-Mexico)) for 3 years. He was also, from July 2016 until February 2018, Vice President Mining Consulting for South America and Vice President for Ausenco Chile & Argentina. He was a key player introducing successfully in Chile the first double shield Tunneling Boring Machine TBM for the 7.9 Km long Tunnel Sur Los Bronces from Anglo American and worked as project director until the excavation was completed. He led directly the Prefeasibility Study for the 95 ktpd iron ore project Dominga (US$2.4 Billion), with more than 130,000 man-hours with a scope from mine to port (including R&R estimation), and also led most of the large projects carried out at SRK for 15 years.

Javier Vaca Terron. Mr. Vaca graduated as a Civil Engineer, Channels and Ports from the Universidad Politécnica de Madrid in 1996. He joined the Spanish company, Ferrovial Agroman, participating in the study of international works and directing the execution of projects in Madrid. In 2004, he completed an Executive MBA at IESE and joined Grupo Assignia as Director of International Production at the construction company, developing his work mainly in Latin America. In 2007, he was assigned new responsibilities within the Assignia group, as CEO of another group company, Eductrade, dedicated to foreign trade in the field of Health and Education. In 2014, he returned to the construction industry, this time directing the Business Development and Studies, Hiring and Institutional Relations Areas of the Spanish FCC. In 2016, he joined the OHL company as Southern Cone Zone Director, based in Santiago, Chile. In February 2018, he joined Graña y Montero as Regional Manager of the Engineering and Construction Area.

Fernando Dyer Estrella. Mr. Dyer is the Chief Risk and Compliance Officer of Graña y Montero, and is responsible for our company’s Corporate Risk and Compliance Program. Fernando has more than 30 years of international experience in audit, finance, internal controls, governance, ethics, compliance and management at leading multinationals. His experience includes the design, implementation, management and leading international programs on risk assessment, code of conduct, whistle blower, due diligence, anti-corruption, anti-money-laundering and international sanctions aimed to deter, detect and protect companies from crimes (focused on FCPA and UK Bribery Act). Mr. Dyer holds an MBA form Université de Genève (Switzerland), specialized in International Management, and a BA in Accounting from the Universidad del Pacífico (Peru). He is a Certified Anti-Money Laundering Specialist (CAMS) by the Association of Certified Anti-Money Laundering Specialists (USA), a Certified Corporate Compliance & Ethics Professional (CCEP) by the Society of Corporate Compliance and Ethics (USA), and an International Faculty of the International Training Compliance and International Compliance Association – ICT/ICA – (United Kingdom). Mr. Dyer speaks English, French and Spanish fluently.

Manuel Fernández Pollan. Mr. Fernández joined the Group in December 2015 as chief executive officer of Adexus in Chile. He also served as director the Corporate Management of Services of GyM, is the President of Adexus and a director of CAM. Mr. Fernández holds a Bachelor’s degree in Industrial Engineering from the Universidad Politécnica de Madrid, an MBA from CEPADE in Madrid and a Master’s degree in Strategic Planning and Finance from IDE in Madrid. He has worked for 10 years at Emerson Network Power, the last three years as Vice President of Sales and Regional Operations of Latin America. Before that he was chief executive officer for the Andean Countries (Colombia, Ecuador, Venezuela and Peru). Previously he worked in the Telefónica group, occupying different positions in Spain and Latin America, the last two years in Peru as chief executive officer of Telefónica Servicios Compartidos and Vice President of Resources of Telefónica del Perú. Mr. Fernandez is currently a director of our subsidiary Qualys S.A., Adexus and Chief Information Technology.

Executive Commission

The Executive Commission is currently comprised by our Chief Executive Officer, Chief Operating Officer, and the Business Segment Executive Officer for each of the three segments, our Chief Financial Officer, our Chief Legal Officer, Public Affairs Officer, our Chief Human Resources Officer, our Chief Audit Executive, our Chief Risk and Compliance Officer and Corporate Information Technology Officer. The Executive Commission evaluates, at the management level, among other matters, our strategic plan, annual budget and annual investment plan.

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

In 2019, total compensation paid to our board of directors amounted to S/3.23 million, including compensation paid to directors that serve on our subsidiaries’ board of directors. In 2019, total compensation paid to our executive officers amounted to S/24.8 million. These amounts exclude a consulting agreement signed in 2018 with Augusto Baertl, Chairman of the Board of Directors. See “Item 4.B Information on the Company—Business Overview—Regulatory Matters—Labor Regulations” for additional information on profit sharing regulatory requirements and “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions”, for a description of our consulting agreement with Mr. Baertl.

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

Audit and Process Committee

Our Audit and Process Committee is comprised of four directors, all of which are independent under the Exchange Act. The current members of our Audit and Process Committee are Mr. Pedro Pablo Errázuriz Domínguez, Mr. Manuel del Río (chairman of the committee) Mr. Alfonso de Orbegoso and Mr. Esteban Vitón. These directors have extensive business and economic experience in Peru. Mr. Manuel del Río qualifies as an “audit committee financial expert” in accordance with NYSE independence standards and applicable SEC rules. Our Audit and Process Committee oversees our corporate accounting and financial reporting process. The Audit and Process Committee is responsible for:

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

The chief audit executive reports to this committee. Our board of directors has adopted a written charter for our Audit and Process Committee that is included in the Charter of the Board of Directors, which is available on our website at www.granaymontero.com.pe.

Human Resource Management Committee

Our Human Resource Management Committee is comprised of four directors, four of which are independent in accordance with NYSE independence standards. The current members of the committee are Mr. Rafael Venegas (chairman of the committee), Mr. Pedro Pablo Errázuriz, Mr. Esteban Vitón and Mr. Ernesto Balarezo. The Human Resource Management Committee is responsible for:

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

•	evaluating our human resources policies, including succession plans;

•	reporting to our board of directors on matters regarding related party transactions that could result in a conflict of interest; establishing our social responsibility policies; and

•	appointing third-party independent compensation consultants, and establishing the compensation of and overseeing the third-party independent compensation consultants;

As a foreign private issuer, we are not required to maintain a compensation committee that complies with all of the U.S. laws and regulations and NYSE requirements applicable to U.S. issuers.

Strategy and Investment Committee

Our Strategy and Investment Committee is comprised of four directors, with independent members under NYSE independence standard, currently comprising the majority of the committee. The current members of the committee are Mr. Augusto Baertl, Mr. Rafael Venegas, Mr. Christian Laub and Mr. Ernesto Balarezo Valdez (chairman of the committee).

The Strategy and Investment Committee is responsible for:

•	establishing our investment policies;

•	approving our annual investment plan; and

•	analyzing the projects that would require an investment greater than US$5 million.

Risk, Compliance and Sustainability Committee

Our Risk, Compliance and Sustainability Committee is comprised of four directors, with independent members under NYSE independence standard, currently comprising the majority of the committee. The current members of the committee are Mr. Christian Laub (chairman of the committee), Mr. Augusto Baertl, Mr. Ernesto Balarezo and Mr. Manuel del Río. The Risk, Compliance and Sustainability Committee is responsible for:

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

The Chief Risk and Compliance Officer reports to this committee.

Operating Board Committees

We also have two operating board committees that meet monthly and are comprised of members of our board of directors, including at least one independent member under NYSE independence standards per committee.

Engineering and Construction Committee

Our Engineering and Construction Committee supervises the operations of our E&C segment. The current members of the committee are Mr. Augusto Baertl, Mr. Christian Laub and Mr. Alfonso de Orbegoso.

Infrastructure Committee

Our Infrastructure Committee supervises the operations of our Infrastructure segment. The current members of the committee are Mr. Rafael Venegas, Mr. Manuel del Río and Mr. Pedro Pablo Errázuriz.

D.	Employees

We have developed an extensive and talented team, including more than 1,900 engineers, which gives us the capability and scale to undertake large and complex projects. We also have access to a network of approximately 132,000 manual laborers throughout Peru that can supplement our workforce when required by our projects. Moreover, we have the flexibility to engage our own workers on projects outside Peru, avoiding the need to seek new employees in other countries.

As of December 31, 2019, we had a total of 15,164 full-time employees, including approximately 9,949 manual laborers, a number that fluctuates depending on our project backlog. At such date, we also worked with 3,336 employees of subcontractors. Occasionally, we employ subcontractors for particular aspects of our projects, such as carpenters, specialists in elevator installation and specialists in glassworks. We are not dependent upon any particular subcontractor or group of subcontractors. As of December 31, 2019, 16% of our employees worked outside Peru. The following table sets forth a breakdown of our employees by category as of December 31, 2019.

Salaried Employees	E&C	Infrastructure	Real Estate	Corporate(3)	TOTAL(4)
Engineers	1,128	404	34	43	1,609
Other Professionals	315	358	44	161	878
Technical specialists	955	554	38	46	1,593
Manual Laborers(1)	8,232	1,717	0	0	9,949
Joint operation employees(2)	1,050	85	0	0	1,135
Subtotal	12,436	3,118	116	251	15,164
Subcontracted employees	1,876	1,450	0	10	3,336

Total	14,442	4,568	116	261	18,500

(1)	The number of manual laborers, who form part of our network of approximately 132,000 manual laborers, varies in relation to the number and size of projects we have in process at any particular time.
(2)	Includes engineers, professionals, technical specialists and manual laborers employed by our joint operations.
(3)	Includes the company and our subsidiary Qualys S.A.
(4)	Excludes our subsidiary Adexus, which we are in the process of marketing for sale.

The following chart sets forth the changes of our total employees from December 31, 2014 to December 31, 2019.

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

Through our Graña y Montero Academy, we offer continuing education opportunities through a wide selection of courses and training programs targeted at each level. We believe the knowledge that our employees gain through these programs is reflected in the way they work and relate to our clients, adding value in every step. During 2019, we invested more than US$23,000 in continuing education, reaching approximately 305,000 training hours for our employees.

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

In 2019, our company trained our top and middle management, collaborators and suppliers or subcontractors in security matters. During this period, we reported an accident incidence rate of 0.25 accidents for every 200,000 hours worked, remaining at a level similar to 2018.

Our occupational health and safety management system in all of our subsidiaries (Chile, Peru and Colombia) is certified by OHSAS 18001. We believe a safe job site contributes to our reputation and ability to gain new business while enhancing employee morale and reducing costs and exposure to liability.

Under our framework, we have provided over 91,792 hours of training in risk prevention for managers and directors, more than 495,000 hours of training for employees and nearly 326,000 hours of training for subcontractors. Additionally, to improve the leadership and commitment of our chain of command, these training sessions were complemented with periodic manager’s visits to projects, the establishment of annual safety goals based on the type of activity, the generation of opportunities to share lessons learned, and the monitoring of safety panels by our board of directors.

E. Share Ownership

As of March 31, 2020, persons who are currently members of our board of directors and our executive officers held as a group 1,023,076 of our common shares. Our directors and executive officers hold, in the aggregate, less than 1% of our outstanding share capital. Our directors and executive officers who in the aggregate hold less than 1% interest in our company are: Mr. Pedro Pablo Errázuriz, Mr. Roberto Abusada, Mr. Christian Laub. Mr. Luis Francisco Díaz Olivero, Mr. Antonio Rodríguez, Ms. Mónica Miloslavich, and Mr. Antonio Cueto.

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

A. Major Shareholders

As of March 31, 2020, our issued and outstanding share capital was comprised of 871,917,855 common shares. The following table sets forth the beneficial ownership of our common shares as of March 31, 2019, based on information provided to us by CAVALI S.A. ICLV, the Peruvian clearing house (“CAVALI”) and The Bank of New York Mellon, as depositary for the holders of ADS, except as set forth below.

Shareholder	Number of shares	Percentage owned
GH Holding Group(1)	117,527,103	13.48%
Pacifico Corp S.A.C. (2)	87,191,786	10.00%
Fratelli Investment Limited(3)	86,633,390	9.94%
AFP INTEGRA S.A. (Sura Group)	72,296,726	8.29%
AFP PRIMA S.A. (Grupo Crédito)	61,902,445	7.10%
Aberdeen Asset Management PLC(4)	40,202,485	4.61%
AFP PROFUTURO S.A. (Grupo Scotiabank)	38,751,338	4.44%
Bethel Enterprises Inc.(5)	33,785,285	3.87%
The Bank of New York Mellon, as depositary for the holders of ADS(6)	114,940,479	13.18%
Other Shareholders(7)	218,686,818	25.09%

Total	871,917,855	100.00%

(1)

GH Holding Group is owned by: (i) Enriqueta Graña Miró Quesada, with 30.0%; José Graña Miró Quesada, our former chairman, with 26.1%; Teresa Canepa Yori de Graña, with 26.1%; Maria Francisca Graña Canepa, with 6.0%; and Maria Teresa Graña Canepa, with 6.0%; and Luis Brahim, with 5.8%.

(2)	Based on a Form 13G filed with the SEC on May 1, 2019.
(3)	Based on a Form 13G filed with the SEC on February 12, 2019.
(4)	Based on a Form 13G filed with the SEC on February 11, 2020.
(5)	Mr. Carlos Montero, a former board member of the company, indirectly owns 33,785,285 common shares, representing 3.87% of our outstanding share capital, through Bethel Enterprises Inc.
(6)	Excluding AFP PRIMA S.A., AFP INTEGRA S.A., Aberdeen Asset Management PLC, and Fratelli Investment Limited’s beneficial ownership of our common shares as of March 31, 2020.
(7)

Among other shareholders, the following directors and executive officers hold directly or indirectly common shares of our outstanding share capital: Mr. Roberto Abusada, a member of our board of directors, Mr. Pedro Pablo Errázuriz, a member of our board of directors, Mr. Christian Laub, a member of our board of directors, Mr. Luis Francisco Díaz Olivero, Chief Executive Officer, Ms. Mónica Miloslavich, our Chief Financial Officer, Mr. Antonio Rodríguez, Chief Investment Officer, and Mr. Antonio Cueto, Chief Operations Officer, hold in aggregate less than 1% of our outstanding share capital.

As of March 31, 2020, 25 record holders of our common shares were located in the United States (including Bank of New York Mellon, as depositary for the holders of ADS), according to CAVALI.

Certain of our directors and executive officers directly or indirectly own shares of our subsidiaries, none of which constitute 1% or more of the outstanding share capital of any such subsidiary: Mr. Julio de la Piedra del Rio, Chief Executive Officer of GyM, owns common shares of GyM; Mr. Rolando Ponce, Chief Executive Officer of Viva GyM owns shares of Viva GyM; and Eduardo Villa Corta, chief executive officer of GMI, owns shares of GyM and shares of GMI.

The following table sets forth the changes in beneficial ownership of our common shares from December 31, 2017, to December 31, 2019, based on information provided to us by CAVALI and the depositary for the holders of ADS. ADS data as of December 31, 2017 was provided by JPMorgan Chase Bank NA, as depositary. ADS data as of December 31, 2018 and 2019 was provided by The Bank of New York Mellon, as depositary.

	As of December 31, 2017		As of December 31, 2018		As of December 31, 2019
Shareholders	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned
GH Holding Group(1)	117,538,203	17.81	117,538,203	16.11	117,538,203	13.48
AFP PRIMA S.A.	74,011,175	11.21	61,902,445	8.49	61,902,445	7.10
IN-CARTADM (AFP Integra-Sura Group)	72,223,691	10.94	72,296,726	9.91	72,296,726	8.29
PR-CARTADM (Profuturo AFP-Grupo Scotiabank)	23,136,533	3.51	38,751,338	5.31	38,751,338	4.44
Aberdeen Asset Management PLC(2)	49,730,025	7.53	43,298,200	5.94	40,202,485	4.61
Bethel Enterprises Inc.(3)	33,785,285	5.12	33,785,285	4.63	33,785,285	3.87
JPMorgan Chase Bank NA, as depositary for the holders of ADS(4)	96,482,855	14.62	—	—	—	—
The Bank of New York Mellon, as depositary for the holders of ADS(5)	—	—	75,050,020	10.29	88,254,945	10.12
PACIFICO CORP S.A.C(6)	—	—	—	—	87,191,786	10.00
FRATELLI INVESTMENTS LIMITED(7)	—	—	72,454,772	9.93	86,633,390	9.94

(1)

GH Holding Group is owned by: Enriqueta Graña Miró Quesada, with 30.0%; José Graña Miró Quesada, our former chairman, with 26.1%; Teresa Canepa Yori de Graña, with 26.1%; Maria Francisca Graña Canepa, with 6.0%; and Maria Teresa Graña Canepa, with 6.0%; and Luis Brahim, with 5.8%.

(2)	Based on Forms 13G filed with the SEC on February 6, 2018, February 12, 2019 and February 11, 2020, respectively.
(3)	Mr. Carlos Montero, a former board member of the company, indirectly owns 33,785,285 common shares, representing 3.87% of our outstanding share capital, through Bethel Enterprises Inc.
(4)	As of December 31, 2017, 2018 and 2019, excludes shares of Aberdeen Asset Management PLC, AFP PRIMA S.A. and AFP INTEGRA S.A.
(5)	Depositary change reported through Form 6-K filed on December 10, 2018.
(6)	Based on a Form 13G filed with the SEC on May 1, 2019.
(7)	Based on Forms 13G filed with the SEC on February 12, 2019 and June 8, 2018.

Our major shareholders do not have different voting rights.

In December 2018, our company issued and sold a total of 69,380,402 common shares through a combination of preemptive rights to the company’s existing shareholders and a private placement. On April 2, 2019 our company issued and sold 142,483,633 common shares pursuant to a private placement.

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

Related Party Transactions

We enter into certain related party transactions in the ordinary course of our business. No such transactions in effect during 2019 were material to our company or, to our knowledge, to any such related party, nor were any such transactions unusual in their nature or condition. Related party transactions with the following parties were in effect in 2019:

•	In April 2018, we signed a consulting agreement with Augusto Baertl, our Chairman of the Board of Directors, in the amount of S/420,000 (US$124,000). The contract has a term of 36 months.

•	In 2019, our subsidiary GMP signed a consulting agreement with Francisco Dulanto, director of GMP, in the amount of S/342,240 (US$103,178).

•

In 2019, our subsidiary Morelco signed a purchase agreement with Agora Safety, supplier of equipment for a total value of US$101,506. The company is own by the sister-in-law of Arturo Serna, a director of Morelco.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See Item 18 of this annual report on Form 20-F.

Legal and Administrative Proceedings

Our company and certain of our subsidiaries, and certain of our former directors and senior management, have been charged in connection with criminal and civil investigations relating to certain of our projects in connection with our association with Odebrecht and in connection with our alleged participation in what is referred to as the “construction club.”

In connection with investigations relating to the IIRSA South project concession (tranches II and III), the Peruvian criminal prosecutor moved to charge our company and our construction subsidiary, GyM, as criminal defendants in connection with the project. In response, the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) notified us of its decision to formally include our company and GyM in its criminal investigation. We appealed the court’s decision and, in June 2018, the First Court of Appeals of the Superior Court of Lima revoked the judicial order that indicted our company and GyM, among other corporate defendants, in the criminal investigation on charges of collusion and other crimes and rejected the petition, without prejudice, made by the prosecutor to incorporate both companies in the aforementioned process. Nevertheless, in February of 2020, we were notified that the criminal prosecutor had filed a new motion to bring criminal charges against our company and GyM in connection with the IIRSA South project concession (tranche II). We cannot predict the outcome of this motion.

Separately, in connection with these investigations, in December 2018, the Peruvian First National Preparatory Investigation Court resolved to include our company and GyM as civilly-responsible third parties in the investigations related to the IIRSA South project concession (tranche II) and GyM as a civilly-responsible third party in the investigations related to Tranches 1 and 2 of the Lima Metro. These proceedings are ongoing.

Peruvian prosecutors have included José Graña Miró Quesada, a shareholder and the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a shareholder, a former board member of our company and former chairman of our subsidiary GyM, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranche II), in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña Hernando Graña, as well as Juan Manuel Lambarri, the former chief executive officer of our engineering and construction business have been charged in connection with Tranches 1 and 2 of the Lima Metro project. In August 2019, José Graña indicated in public statements to the media that he and Hernando Graña had initiated a process of plea bargaining with Peruvian prosecutors in respect of multiple projects in which our company participated with Odebrecht and in respect of the alleged “construction club.” According to José Graña’s public statements, in the plea bargaining process, both he and Hernando Graña are cooperating with the Peruvian prosecutor, which may include providing information related to wrongdoing or knowledge of improper behavior while they were at the company. However, given the confidential nature of these proceedings, the reported information is limited and difficult to verify. We cannot assure you what they will ultimately say to the government, or that their statements will not adversely affect the company’s business.

INDECOPI initiated in 2017 investigations regarding allegations that certain construction companies in Peru, including our subsidiary GyM, colluded as a “construction club” to receive public contracts. In February 2020, INDECOPI initiated an administrative proceeding against several construction companies, including our subsidiary GyM, aiming to impose civil fines on the investigated companies.

Separately, in December 2018, GyM was formally included as a civilly-responsible third party, along with eleven other construction companies, in the criminal investigation conducted by a Peruvian public prosecutor based on facts similar to those under investigation by INDECOPI. In December 2019, the prosecutor criminally charged GyM and another of our subsidiaries, CONCAR, and other companies in the construction sector in Peru, as well as a former director and senior management of our company, with collusion and other alleged crimes. For more information, see “Item 3.D.-Key Information-Risk Factors-Risks Related to Recent Developments (2017-2020)- Investigations regarding potential corruption or other illegal acts could have a material adverse effect on our business, financial condition and results of operations”

In December 2019, we entered into a preliminary settlement and cooperation agreement with the Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel in respect of investigations relating to past projects in which the company participated with Odebrecht, including the GSP project, and the “construction club” investigation. The terms of the preliminary settlement and cooperation agreement are confidential in accordance with Peruvian law and under discussion with Peruvian authorities. Although in the preliminary settlement and cooperation agreement, the Peruvian government undertook to enter into a final settlement and cooperation agreement within sixty business days, we have not reached a final agreement, and the parties continue to discuss the terms of the settlement.

A class action civil lawsuit was filed in 2017 against our company and certain of our former directors and former and current executive officers in the United States. In February 2020, we executed a term sheet with the plaintiffs that provides the general terms and conditions for a final settlement agreement. The term sheet stipulates a settlement amount of US$20 million plus interest after a certain time period. The company recorded provisions of US$15 million as of December 31, 2019, and the remaining US$5 million is expected to be covered by the company’s D&O insurance. It is not certain whether the negotiation of a final settlement agreement will be successful, and, if so, whether any such agreement will be approved by the court. If a final settlement is not rendered and approved by the court, we would expect the lawsuit to resume.

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

We will not be able to make any dividend payments until all outstanding amounts under the Financial Stability Framework Agreement and the CS Peru Infrastructure Loan have been repaid or discharged in full. In addition, the indentures of the senior secured notes issued by GyM Ferrovías and the corporate bonds issued by Norvial contain certain customary covenants, including restrictions on our and our subsidiaries’ ability to pay dividends if we are in default under the agreement, and the corporate bonds of GyM imposes a limitation to GyM to distribute dividends to us. “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Holders of common shares are not entitled to interest on accrued dividends. In addition, under Article 232 of the Peruvian Corporate Law, the right to collect accrued dividends declared by a publicly-held company expires ten years from the original dividend payment date.

Previous Dividend Payments

No dividends were declared or paid from 2017-2019 for our common shares.

B. Significant Changes.

Except as disclosed in “Item 5. Operating and Financial Review and Prospects— Recent Developments (2017—2020)—The Impact of the Ongoing Novel Coronavirus (COVID-19) Pandemic,” and notes 4.4 and 37 to our audited annual consolidated financial statements included in this annual report, we have not experienced any significant changes since the date of our audited annual consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs

On July 29, 2013, we completed our initial equity offering in the United States of 19,534,884 ADSs, representing 97,674,420 common shares. Our ADSs are listed on the NYSE under the symbol “GRAM.” On May 31, 2020, the closing price on the NYSE was US$2.1 per ADS. On May 17, 2018, the NYSE suspended the trading of our ADSs and commenced proceedings to delist our company. Our company appealed the decision. From May 21, 2018 until July 5, 2018, our ADSs were available for trading on the over-the-counter (OTC) market in the United States. On Friday, July 6, 2018, trading of our ADSs resumed on the NYSE.

Our Common Shares

Our common shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbols “GRAMONC1”. On May 31, 2020, the closing price on the Lima Stock Exchange was S/1.50 per common share. As of May 31, 2020, 23 record holders of our common shares were located in the United States, according to CAVALI.

B. Plan of Distribution

Not applicable.

C. Markets

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of the day of this annual report, there were 259 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation. As of May 31, 2020, the Lima Stock Exchange had a share capital of S/182,092,340, divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares of par value S/1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights.

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

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	2015	2016	2017	2018	2019
Market capitalization (in millions of soles)(1)	309,412	416,787	526,841	481,081	537,389
Volume (in millions of soles)	12,001	15,342	29,022	20,975	18,154
Average daily trading volume (in millions of soles)	48	61	116	84	72

(1)	End-of-period figures for trading on the Lima Stock Exchange.

The stock market capitalization of companies listed on the Lima Stock Exchange was US$162.0 billion at the end of 2019, compared to US$90.7 billion, US$124.0 billion, US$162.4 billion and US$142.4 billion at the end of 2015, 2016, 2017 and 2018, respectively.

Total market volume in 2019 was US$5.5 billion, reflecting a 11.8% decrease compared with 2018. Equity market volume, which represented 66.3% of total market volume, ended the 2019 year at US$3.6 billion, 7.0% higher than the previous year. The repo market, which represented 10.1% of total market volume, reported volume of US$553.6 million in 2019, reflecting a decrease of 20.2%.

The total number of operations in the market in 2019 decreased by 21.5%, closing the year at 89,353 operations. The number of operations in the equity market in 2019 decreased by 21.9% to 80,090 operations.

In 2017, the S&P/BVL Peru General Index (Índice S&P/BVL Peru General) reached 19,974 points, increasing 28.3% compared to 2016. In 2018, it reached 19,350 points, decreasing 3.1% compared to 2017; and in 2019, it reached 20,526 points, increasing 6.1% compared to 2018.

Regulation of the Peruvian Securities Market

The regulatory framework for the Peruvian securities market is established in the Securities Market Law approved by Legislative Decree No. 861, as amended (Ley del Mercado de Valores), and the resolutions issued from time to time by the Peruvian Securities Commission. The purpose of the Securities Market Law is to promote the ordered development and transparency of the Peruvian securities markets and provide adequate protection for investors and the principles under which the Peruvian securities market is intended to operate. The Securities Market Law contains the general rules for: (i) primary and secondary public offerings of securities; (ii) public offering of securities for acquisitions and sales; (iii) local and international offerings, including simultaneous offerings; (iv) the Public Registry of Securities (Registro Público del Mercado de Valores); (v) reporting obligations of material information (hechos de importancia) by the issuers of securities recorded in the Public Registry of Securities and by the entities that are subject to the regulation and supervision of the Peruvian Securities Commission; (vi) the enforcement of insider trading; (vii) privileged information and confidentiality regulations and prohibitions against price manipulation; (viii) the broker-dealers; (ix) the Lima Stock Exchange; (x) CAVALI (the settlement and registry entity for transactions executed on the Lima Stock Exchange); (xi) other entities that are required to be registered at the Peruvian securities market Public Registry of Securities; (xii) capital market instruments and operations, including securitizations; and (xiii) mutual funds and investments funds publicly placed and their respective management companies.

The Peruvian securities market is regulated and supervised by the Peruvian Securities Commission (Superintendencia del Mercado de Valores), a governmental entity reporting to the Peruvian Ministry of Economy and Finance, with functional, administrative, economic, technical and budgetary autonomy. The Peruvian Securities Commission is governed by the Superintendent, designated by the Peruvian Ministry of Economy and Finance, and by a five-member board of directors convened by the Superintendent (who acts as Chairman of the board). The other four members are appointed by the government under applicable legislation. The Peruvian Securities Commission issues from time to time resolutions which provide specific regulations or may impose sanctions in cases of violations of the Securities Market Law or the resolutions issued by the Peruvian Securities Commission.

The Peruvian Securities Commission, in order to achieve the Securities Market Law’s purposes, has broad regulatory and supervisory powers, including (i) issuing general mandatory rules; (ii) supervision and oversight of compliance with applicable legislation (including the power to order inspections and require the submission of information and documentation by entities that are under its jurisdiction and summon and interrogate any person that may contribute to its investigations); (iii) imposing sanctions; (iv) managing the Peruvian securities market public registry; (v) verifying that public offerings meet filing requirements and that the securities subject to such offerings are duly recorded at the Peruvian securities market public registry of securities; (vi) authorizing the incorporation and functioning of entities under its scope of supervision; and (vii) monitoring the content and accuracy of the financial and other information that is filed with the Peruvian Securities Commission. The Peruvian Securities Commission is responsible for the enactment, interpretation and enforcement of rules and regulations issued under the Securities Market Law.

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

B. Memorandum and Articles of Association

The information set forth in Exhibit 10.05, “Description of Securities Registered Pursuant to Section 12 of the Exchange Act” is incorporated herein by reference.

C. Material Contracts

CS Peru Infrastructure Loan

On July 31, 2019, the company entered into a medium term loan credit agreement for US$35 million (equivalent to S/112.9 million) with CS Peru Infrastructure Holdings LLC (the “CS Peru Infrastructure Loan”), the proceeds of which were used as working capital for the company and its subsidiaries, GyM and Adexus. The term of the loan is three years, with quarterly installments of principal beginning on the 18th month. The loan accrues interest at the following rates per annum: (i) for the period from and including the July 31, 2019 to but excluding the date that is six months after the closing date, 9.10%; (ii) for the period from and including the date that is six months after the closing date to but excluding the date that is one year after the closing date, 9.35%; (iii) for the period from and including the date that is one year after the closing date to but excluding the date that is 30 months after the closing date, 9.60%; and (iv) for the period from and including the date that is 30 months after the closing date to the third anniversary of the loan, 10.10%. On November 19, 2019, a filing of a preventive bankruptcy proceedings by the company’s subsidiary Adexus triggered an event of default under the CS Peru Infrastructure Loan. On February 28, 2020, the company and the initial lender signed an amendment, waiver and consent in respect of this event of default, in consideration for a prepayment by the company of US$10 million, together with accrued interest and a make-whole premium.

The principal amount outstanding under the new term loan was US$25 million (S/83 million) as of the date of this report. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement and the amendment thereto have been incorporated by reference as Exhibit 10.01 to this annual report.

Financial Stability Framework Agreement

On July 31, 2017, we, and certain of our subsidiaries, GyM, Construyendo País S.A., Vial y Vives—DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A.A., Banco Internacional del Perú S.A.A., BBVA Peru, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank N.A. As of December 31, 2019, US$46.5 million (S/154.2 million) was outstanding under the Financial Stability Framework Agreement. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement and the amendment thereto have been incorporated by reference as Exhibit 10.02 to this annual report.

GSP Concession and Subordination Arrangements

In November 2015 we acquired a 20% interest in GSP, an entity which, on July 22, 2014, signed a concession agreement with the government of Peru to build, operate and maintain the natural gas pipeline transportation system to satisfy the demand of certain cities in the southern region of Peru.

On January 24, 2017, the government of Peru terminated the contract, due to the impossibility of obtaining financial closing. In accordance with the concession contract, the Peruvian government is required to carry out an auction process to sell GSP’s assets and obtain a new concessionaire within one year of the contract termination, with the funds raised in the sale to be used to pay the existing concessionaire for its investment in the project. Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made payment or, to our knowledge, initiated the payment process. A summary of these provisions of the concession contract have been incorporated by reference as Exhibit 10.03 to this annual report.

In 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims under the concession to the other project partners, Enagas and ourselves. As a result, we and Enagas may be entitled to repayment of our percentage payment under the concession contract prior to Odebrecht. On January 3, 2018, Odebrecht commenced arbitration proceedings against us, our subsidiary GyM and Enagas, seeking to invalidate the contractual subordination, but Odebrecht subsequently withdrew the claim. This agreement and the amendments thereto have been incorporated by reference as Exhibit 10.04 to this annual report.

On December 4, 2017, GSP voluntarily commenced bankruptcy proceedings in Peru. GSP’s assets will be liquidated pursuant to Peruvian law. GSP’s only substantial asset is the claim for government payment described above, as contemplated under the concession contract in the event of termination.

Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made payment or, to our knowledge, initiated the payment process or the auction process for a new concessionaire. As a result, after the six-month period mandated by the concession contract for the parties to discuss the matter, in October 2019, we asserted our rights against the Peruvian government by filing a request for arbitration before the International Centre for Settlement of Investment Disputes. However, in December 2019 we withdrew our request for arbitration, as required by Peruvian authorities under the preliminary settlement and cooperation agreement we entered into with Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments (2017—2020)— Termination of the Gasoducto Sur Peruano Concession.”

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

Capital Gains

Pursuant to Article 6 of the Peruvian income tax law, individuals and domiciled entities in Peru are subject to Peruvian income tax on their worldwide income while non-domiciled entities – including branches, agencies (agencias), and permanent establishment (establecimientos permanentes) of non-domiciled entities – are subject to Peruvian income tax only on their Peruvian source income.

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

The shares must have a “market presence”, meaning that transactions in respect of those shares for a value exceeding four Tax Units (currently, S/4,200.00 per Tax Unit) shall have occurred in at least 27 business days out of any 180 business day period including the date of the transaction.

With respect to (iii), (iv), (v) and (vi):

(a)	The transfer must be performed through a centralized trading mechanism supervised by the Securities Market Superintendence; and

(b)

The shares must have a “market presence,” meaning that transactions in respect of those shares for a value exceeding four Tax Units (currently, S/4,200.00) shall have occurred in at least 27 business days out of any 180 business day period including the date of the transaction.

With respect to (vii), the transfer must be performed through a centralized trading mechanism supervised by the Securities Market Superintendence.

Any gain resulting from the conversion of ADSs into common shares or common shares into ADSs will not be subject to taxation in Peru.

Likewise, it is important to note that if after applying the exemption, the issuer delisted the securities from the Registry of the Lima Stock Exchange, in whole or in part, in an act or progressively, within the next 12 months after the disposal is made, the exemption that is applied to the securities unlisted is lost.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares, in each case as determined in U.S. dollars. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or common shares and the proceeds from the sale or other disposition of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

Exchange Rate Risk

We are exposed to market risk associated with changes in foreign currency exchange rates. Our revenues and costs, and our assets and liabilities, are denominated in soles, U.S. dollars, Chilean pesos and, to a lesser extent, other currencies. In 2019, we estimate that 52%, 35% and 13% of our revenues were denominated in soles, U.S. dollars and other currencies (principally Chilean pesos), respectively, while 64%, 21% and 15% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2019, 70%, 27% and 3% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. If, at December 31, 2019, the sol had strengthened/weakened by 2% against the U.S. dollar, with all other variables remaining constant, or pre-tax profit for the year would have increased/decreased by S/9.3 million.

Interest Rate Risk

We may from time to time incur variable interest rate indebtedness, and accordingly our financial expenses are affected by changes in interest rates. Based upon our indebtedness at December 31, 2019, and taking into account our interest rate derivative instruments, a change in interest rates of 5% (or 500 basis points) would impact our net profit by S/0.01 million annually.

Commodity Price Risk

We are exposed to market risk associated with changes in commodity prices, primarily for oil, steel and cement, which in aggregate represented a majority of our total input cost in 2019. We do not have long-term contracts for the supply of these key inputs. Based upon our consumption of these inputs during 2019, a 10% increase/decrease in the prices of each of oil, steel and cement would have increased/decreased our costs of sales by S/0.994 million, S/6.714 million and S/8.431 million, respectively. However, based on our production of oil during 2019, a 10% increase/decrease in the price of oil would have increased/decreased our revenues by S/28.8 million and S/30.9 million, respectively.

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

During 2019, the depositary reimbursed us for expenses in an aggregate amount of US$222,667 (S/738,588).

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

CS Peru Infrastructure Loan

On November 19, 2019, a filing of a preventive bankruptcy proceedings by the company’s subsidiary Adexus triggered an event of default under the CS Peru Infrastructure Loan. On February 28, 2020, the company and the initial lender signed an amendment, waiver and consent in respect of this event of default, in consideration for a prepayment by the company of US$10 million, together with accrued interest and a make-whole premium. The amendment also amended the definition of ‘Consolidated EBITDA’ set forth in the agreement to exclude non-cash non-recurring events and amended the list of investigations set forth on Schedule 6.25 thereto.

Financial Stability Framework Agreement

During 2019, our construction subsidiary GyM was under a continuing default under the Financial Stability Framework Agreement with respect to its failure to comply with certain ratios between Tranche A (client invoices) and Tranche B (client provisions). No event of default was formally notified to GyM by the lenders, and GyM procured a waiver from the lenders in July 2019.

GSP Bridge Loan and New Term Loan

With the termination of the GSP gas pipeline concession, our proportional guarantee under the GSP bridge loan became due. As of December 31, 2017, there was US$72.5 million (S/235.2 million) of principal amount outstanding under our corporate guarantee. On June 27, 2017 we entered into a new US$78.7 million (S/264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to prepay GSP bridge loan.The company was in default during January of 2019 due to its failure to make payment on June 27, 2018 of 40% of the amounts outstanding under the term loan. The company received a waiver from the lenders on January 31, 2019, concurrent with which the company repaid the amounts that were overdue (US$16.2 million). The term loan was repaid in full in June 2019.

For more information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

On November 6, 2018, our company’s general meeting of shareholders and board of directors approved an offering and sale of our company’s common shares pursuant to a private placement. In December 2018, our company issued and sold a total of 69,380,402 common shares, to certain of our company’s existing shareholders that exercised preemptive rights in accordance with Peruvian law and pursuant to a private placement. On April 2, 2019, our company issued and sold 142,483,633 common shares pursuant to the private placement, of which: (i) 55,291,877 shares were paid in full and (ii) 87,191,786 shares were paid 50% on such date with 50% paid on June 1, 2019. In total, our company issued and sold 211,864,065 common shares with the proceeds used to reduce debt, to pay our vendors and for working capital of one of our company’s subsidiaries.

ITEM 15. CONTROLS AND PROCEDURES

CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Management, with the participation of our company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures were not effective as a result of the material weaknesses in internal control over financial reporting described below.

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

We have established a continuous testing process throughout the year. From this assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019, we have identified certain material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual and interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are described below:

•

deficiencies in the operational effectiveness of controls over SOX compliance, including (1) inadequate monitoring of entities that provide services to companies in our group and may have an impact in our financial reporting, (2) the lack of procedures or implementation of controls for the assurance of the completeness and accuracy of key reports and (3) the absence of self-assessment by controls’ owners;

•

deficiencies in the design and operational effectiveness of the controls established in the accounting closing process concerning the preparation and review of the annual and interim consolidated financial statements, including (1) inadequate supporting documentation for significant transactions prior to their registration in accounting records, (2) late adoption of International Financial Reporting Standards affecting our interim consolidated financial statements, (3) delay in undertaking the evaluations required under IFRS 9 (Financial Instruments) and (4) failure to finalize a manual for accounting policies for all subsidiaries and our group as a whole; and

•

deficiencies in (1) the implementation of our new SAP-based payroll system for employees established in 2019 and (2) the segregation of duties for both our new employee payroll system and our existing construction workers’ payroll system.

Conclusion

The material weaknesses described above did not result in adjustments to our annual consolidated financial statements. However, these material weaknesses could result in misstatements in our financial results and disclosures, which could result in a material misstatement to our annual consolidated financial statements not being prevented or detected. Because of these material weaknesses, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2019, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

Moore Assurance S.A.S. (a member firm of Moore Global Network Limited), an independent registered public accounting firm, which has audited and reported on the consolidated financial statements as of and for the year ended December 31, 2019 contained in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of December 31, 2019.

Remediation Plan

We are taking remedial actions to address the material weaknesses that have been identified with respect to our internal control over financial reporting.

We continue to work on the remediation of our deficiencies with respect to the operational effectiveness of controls over SOX compliance. We have established a remediation plan for the deficiencies detected in 2019 which includes (1) monitoring of services provided by third parties, in particular IT services, in order to ensure compliance with applicable accounting rules and company policies, (2) designing and implementing controls necessary to ensure the integrity and accuracy of key reports used by owners and (3) implementing self-assessment controls for our processes.

With respect to the deficiencies detected in 2019 concerning the design and operational effectiveness of the controls established in the accounting closing process, we will finalize our accounting policies and procedures manual to ensure the (1) timely evaluation of the impact of new accounting rules, (2) timely adoption of new accounting rules and (3) accurate recording of our operations.

In the first quarter of 2020, we finalized the implementation of segregation of duties for our new employee payroll system (SAP) and will be testing such controls throughout the year. We are working to implement segregation of duties for our existing construction worker payroll system.

Furthermore, we will continue to monitor and assess our remediation activities to address the material weaknesses described above through remediation as soon as practicable. The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting described above.

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

C.	Attestation Report of the Registered Public Accounting Firm

See Item 18. Financial Statements.

D.	Changes in Internal Control Over Financial Reporting

During 2019, the company made changes to its internal control over financing reporting to address material weaknesses identified during 2018. The company continued implementing its remedial plan as described in Item 15.B. of the annual report for the 2018 fiscal year. Specifically, the company addressed material weaknesses in its SOX compliance, risk management system, controls over segregation of duties and revenue recognition process, as follows:

•

We determined the subsidiaries to be included in the scope of SOX testing, completed the implementation of controls over such subsidiaries and performed the testing of these controls in design and effectiveness over financial reporting. During 2019, the company undertook a plan to correct the deficiencies in operational effectiveness of controls over SOX compliance in the subsidiaries who were in the scope of SOX testing, including the implementation and testing of controls over such subsidiaries to comply with the SOX regulation. During 2019, we were able to partially remediate the deficiencies in operational effectiveness of controls over SOX compliance identified and plan to remediate our remaining deficiencies during 2020, as outlined in our remediation plan above.

•

We prepared and initiated the implementation of a company risk manual that (1) formalizes our risk appetite limits and their management and (2) includes a methodology and process for identification, evaluation and quantification of risks, a continuous improvement plan and a monitoring and reporting process.

•

We revised our controls over the accounting process to ensure that financial statements are assessed, that supporting documentation of accounting entries is provided, that there is a correct segregation of duties between preparation and approval of accounting entries.. As described in Item 15.B above, we have still identified deficiencies over the accounting closing process which we will address in our 2020 remediation plan.

•	We also completed the assignment of profiles for registration of transactions in the Oracle system, to remediate the material weakness that we identified at the end of 2018.

•

We revised our revenue recognition process to ensure that the criteria for, and the documentation supporting, the recognition of revenue and the determination of related provisions, including construction contract revenues and contingent revenues, is applied correctly.

During 2019, the company, through its senior management, continued to implement programs to strengthen ethics, compliance and the tone of the top of the organization affecting how the organization performs risk management, financial analysis, accounting and financial reporting. These activities included: ethics training programs, which were completed by approximately 87% of employees; conflicts of interest declarations required of all employees; strengthening the hiring process; continuation of a communication program for all employees with respect to the company’s compliance policies; continued application of a due diligence program to third parties (partners and suppliers) and employees as part of our fraud risk program; and enactment of a plan to enhance the new internal control system across the company, the implementation of which is ongoing, including an enhanced risk management process that identifies, mitigates, monitors and reports key risks at various levels in the business.

During 2019, the company continued the review of its processes to identify deficiencies in controls to address risks related to material misstatements. These processes included: accounting closing, contract documentation, segregation of duties, project management, and new business engagement. Of the five material weaknesses identified in 2018, the company was able to partially remediate such deficiencies and in 2019, three out of such five material weaknesses were no longer classified as material weaknesses. We are in the process of implementing the remediation plan described in Item 15.B. above, which is expected to be completed during 2020.

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

If we make any substantive amendment to the code of business conduct or if we grant any waiver, including any implicit waiver, from a provision of the code of business conduct that applies to our chief executive officer, chief financial officer or controller, we will disclose the nature of such amendment or waiver in our website or in our next Form 20-F to be filed with the SEC to the extent required under applicable rules. During the year ended December 31, 2019, no such amendment or waiver was granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our current independent registered public accounting firm, Moore Assurance S.A.S. (a member firm of Moore Global Network Limited), in connection with its audit of our annual consolidated financial statements for the fiscal years ended December 31, 2018 and 2019, which are included in this report.

	For the year ended December 31,
	2018	2019
	(in thousands of S/)
Audit fees	5,406	4,257
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total fees	5,406	4,257

Audit fees in the table above are the aggregate fees billed and billable by our independent auditor in connection with the audit of, or audit procedures in connection with, our annual consolidated financial statements and review of our internal controls.

Our Audit and Process Committee is responsible for the oversight of the independent auditors and has established pre-approval procedures for the engagement of our registered public accounting firm for audit and non-audit services. Services can only be contracted if they are approved by the Audit and Process Committee, they comply with the restrictions provided under applicable rules and they do not jeopardize the independence of our auditors. All services provided by our current independent auditor for our fiscal years ended December 31, 2018 and 2019 were pre-approved by our Audit and Process Committee.

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

Exhibit Number	Description

1.01*	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02**	Deposit Agreement, dated as of December 31, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

10.01	Credit Agreement, dated as of July 31, 2019, by and between Graña y Montero, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.01.1	Amendment, Waiver and Consent, dated as of February 28, 2020, by and between Graña y Montero, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

Exhibit Number	Description

10.02***	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, Graña y Montero, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.

10.03***	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.

10.04***	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among Graña y Montero, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.

10.04.1***	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.

10.04.1.1***	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.04.1.2***	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.04.1.3***	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05	Description of Securities Registered Pursuant to Section 12 of the Exchange Act

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.01****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.02****	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

101. LAB	XBRL Taxonomy Extension Label Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated herein by reference to exhibit 1.01 of the Registrant’s Form 20-F (File No. 333-172855) filed with the SEC on April 30, 2014.
**	Incorporated herein by reference to exhibit 1 to the Registrant’s registration statement on Form F-6 (File No. 333-228727) filed with the SEC on December 10, 2018.
***	Incorporated herein by reference to the Registrant’s Form 20-F (File No. 333-172855) filed with the SEC on May 15, 2018.
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

Date: June 12, 2020

(All amounts expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

S/	=	Peruvian Sol
US$	=	United States dollar

OPINION OF THE INDEPENDENT AUDITORS

To the Shareholders and members of the Board of Directors

Graña y Montero S.A.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Graña y Montero S.A.A. and its subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Graña y Montero S.A.A. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because the following material weaknesses in internal control over financial reporting existed as of that date:

-

Deficiencies in the design and operational effectiveness of controls in the payroll process with respect to the data migration and implementation of the new payroll systems and segregation of duties in such systems.

-

Deficiencies in the design and operational effectiveness of the controls established in the accounting closing process with respect to the preparation and review of the annual and interim financial statements, including the lack of supporting documentation for significant transactions prior to reflecting in accounting records, late adoption of applicable accounting rules affecting our interim consolidated financial statements, delay in undertaking evaluations required under IFRS 9 (Financial Instruments) and failure to finalize a manual for accounting policies for all subsidiaries and the group as a whole.

-	Deficiencies in the operational effectiveness of controls over SOX compliance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the Management Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Emphasis of Certain Matters

As discussed in Note 1 to the financial statements, Graña y Montero S.A.A. has been included as a responsible third party in the investigations related to the IIRSA case and has an exposure to the preliminary investigation process conducted in relation to the Gasoducto Sur Peruano project; GyM S.A. (a subsidiary of Graña y Montero S.A.A.) has been included as a responsible third party in IIRSA cases, the Electric Train Construction and Construction Club and has also been included in a Sanctioning Administrative Process by a Peruvian regulatory entity for the existence of a alleged cartel called the Construction Club. Likewise, Concar S.A. (a subsidiary of Graña y Montero S.A.A.) has been required to be included in the investigation process of the Construction Club. The aforementioned Note 1 also describes that the Company signed an agreement of understanding with the Peruvian authorities where they undertake to enter into a definitive plea agreement regarding the contingencies it faces as a consequence of the aforementioned processes. The Company’s Management does not rule out the possibility of finding, in the future, adverse evidence, nor does it rule out that the authorities or third parties will find, in the future, adverse evidence not currently known to date during the investigations being conducted.

As indicated in the Notes 12 and 15 to the consolidated financial statements, the Company has an account receivable from Gasoducto Sur Peruano (an associate entity of Graña y Montero S.A.A.) for S/ 544 million as of December 31, 2019. Gasoducto Sur Peruano entered into a bankruptcy process due to the early termination of the concession contract with the Peruvian government to build, operate and maintain the transportation system for natural gas pipelines, this process is in the creditors’ recognition stage that will form the creditors’ assembly. Based on the preliminary plea agreement signed with the Peruvian authorities, the Company desisted from requesting an arbitration for the collection of that debt; however, according to the opinion of its legal advisors, the Company considers that Gasoducto Sur Peruano can exercise its right to collect from the Peruvian State for the net book value of the concession assets and thus recover the corresponding accounts receivable.

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

/s/ Moore Assurance S.A.S

Moore Assurance S.A.S

We have served as the Company’s auditor since 2017.
Bogota, Colombia
June 12, 2020

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS

		As at December 31,	As at December 31,
	Note	2018	2019
Current assets
Cash and cash equivalents	9	801,140	948,978
Trade accounts receivables, net	10	1,007,828	821,737
Work in progress, net	11	28,538	49,457
Accounts receivable from related parties	12	34,903	36,658
Other accounts receivable	13	588,451	444,500
Inventories, net	14	514,047	552,573
Prepaid expenses		10,549	11,348

		2,985,456	2,865,251

Non-current assets as held for sale		247,798	205,418

Total current assets		3,233,254	3,070,669

Non-current assets
Trade accounts receivable, net	10	1,020,067	753,202
Work in progress, net	11	32,212	23,117
Accounts receivable from related parties	12	778,226	546,941
Prepaid expenses		33,697	27,934
Other accounts receivable	13	302,957	300,323
Investments in associates and joint ventures	15	257,765	37,035
Investment property		29,133	28,326
Property, plant and equipment, net	16	470,554	443,870
Intangible assets, net	17	847,095	853,315
Right-of-use assets, net	16.2	—	78,813
Deferred income tax asset	24	425,436	240,919

Total non-current assets		4,197,142	3,333,795

Total assets		7,430,396	6,404,464

LIABILITIES AND EQUITY

		As at December 31,	As at December 31,
	Note	2018	2019
Current liabilities
Borrowings	18	826,474	454,260
Bonds	19	39,167	44,737
Trade accounts payable	20	1,079,531	1,136,121
Accounts payable to related parties	12	55,941	38,916
Current income tax		25,807	47,999
Other accounts payable	21	632,669	635,305
Provisions	22	6,197	113,483

Total current liabilities		2,665,786	2,470,821

Non-current liabilities as held for sale		225,828	210,025

Total current liabilities		2,891,614	2,680,846

Non-current liabilities
Borrowings	18	376,198	344,806
Bonds	19	897,875	879,305
Other accounts payable	21	574,110	273,101
Accounts payable to related parties	12	21,849	22,583
Provisions	22	103,411	214,952
Derivative financial instruments		61	52
Deferred income tax liability	24	75,347	112,734

Total non-current liabilities		2,048,851	1,847,533

Total liabilities		4,940,465	4,528,379

Equity
Capital	23	729,434	871,918
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		992,144	1,132,179
Other reserves		(170,620)	(177,506)
Retained earnings		375,417	(510,766)

Equity attributable to controlling interest in the Company		2,088,360	1,477,810
Non-controlling interest		401,571	398,275

Total equity		2,489,931	1,876,085

Total liabilities and equity		7,430,396	6,404,464

The accompanying notes on pages 7 to 112 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period ended December 31,
	Note	2017	2018	2019
		(as restated)
Revenues from construction activities		2,214,108	1,961,100	2,411,880
Revenues from services provided		956,300	1,003,623	1,089,465
Revenue from real estate and sale of goods		843,605	934,739	583,659

		4,014,013	3,899,462	4,085,004

Cost of construction activities		(2,107,206)	(1,921,112)	(2,351,563)
Cost of services provided		(770,792)	(741,172)	(866,326)
Cost of real estate and sale of goods		(633,563)	(562,689)	(425,352)

	26	(3,511,561)	(3,224,973)	(3,643,241)

Gross profit		502,452	674,489	441,763

Administrative expenses	26	(322,454)	(278,433)	(213,908)
Other income and expenses	28	(32,869)	(61,335)	(326,754)
Gain (loss) from the sale of investments		34,545	(7)	—

Operating profit (loss)		181,674	334,714	(98,899)

Financial expenses	27	(150,777)	(247,982)	(231,709)
Financial income	27	13,742	50,925	74,656
Share of the profit or loss of associates and joint ventures accounted for using the equity method	15 a)-b)	473	(3,709)	(218,774)

Profit (loss) before income tax		45,112	133,948	(474,726)
Income tax expense	29	(46,305)	(113,318)	(319,957)

(Loss) profit from continuing operations		(1,193)	20,630	(794,683)

Profit (loss) from discontinued operations	36	210,431	36,785	(43,959)

Profit (loss) for the period		209,238	57,415	(838,642)

Profit (loss) attributable to:
Owners of the Company		148,738	(83,188)	(884,721)
Non-controlling interest		60,500	140,603	46,079

		209,238	57,415	(838,642)

Earnings (loss) per share attributable to owners of the Company during the year	34	0.225	(0.125)	(1.076)

Loss per share from continuing operations attributable to owners of the Company during the year		(0.101)	(0.099)	(1.023)

The accompanying notes on pages 7 to 112 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year ended December 31,
	Note	2017	2018	2019
Profit (loss) for the year		209,238	57,415	(838,642)

Other comprehensive income:
Items that will not be reclassified to profit or loss

Remeasurement of actuarial gains and losses, net of tax		(4,031)	16,589	—

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	30	482	119	6
Foreign currency translation adjustment, net of tax	30	(11,341)	5,733	(8,170)
Exchange difference from net investment in a foreign operation, net of tax	30	6,610	(8,147)	(456)

		(4,249)	(2,295)	(8,620)

Other comprehensive income for the year, net of tax		(8,280)	14,294	(8,620)

Total comprehensive income for the year		200,958	71,709	(847,262)

Comprehensive income attributable to:
Owners of the Company		143,575	(67,548)	(891,607)
Non-controlling interest		57,383	139,257	44,345

		200,958	71,709	(847,262)

Comprehensive income attributable to owners of the Company:
Continuing operations		(62,773)	(131,284)	(848,994)
Discontinued operations		206,348	63,736	(42,613)

		143,575	(67,548)	(891,607)

The accompanying notes on pages 7 to 112 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR DECEMBER 31, 2017, 2018 AND 2019

(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number of shares In thousands	Capital	Legal reserve	Voluntary reserve	Share premium	Other reserves	Retained earnings	Total	Non-controlling interest	Total
Balances as of January 1, 2017	660,054	660,054	132,011	29,974	882,464	(167,456)	443,377	1,980,424	509,313	2,489,737

Profit for the year	—	—	—	—	—	—	148,738	148,738	60,500	209,238
Cash flow hedge	—	—	—	—	—	458	—	458	24	482
Adjustment for actuarial gains and losses	—	—	—	—	—	—	(2,948)	(2,948)	(1,083)	(4,031)
Foreign currency translation adjustment	—	—	—	—	—	(9,166)	—	(9,166)	(2,175)	(11,341)
Exchange difference from net investment in a foreign operation	—	—	—	—	—	6,493	—	6,493	117	6,610

Comprehensive income of the year	—	—	—	—	—	(2,215)	145,790	143,575	57,383	200,958

Transactions with shareholders:
- Dividend distribution	—	—	—	—	—	—	—	—	(59,677)	(59,677)
- Contributions (devolution) of non-controlling shareholders, net	—	—	—	—	—	—	—	—	(33,197)	(33,197)
- Additional acquisition of non-controlling interest	—	—	—	—	(669)	—	—	(669)	(273)	(942)
- Deconsolidation of former subsidiary	—	—	—	—	—	—	—	—	(7,801)	(7,801)

Total transactions with shareholders	—	—	—	—	(669)	—	—	(669)	(100,948)	(101,617)

Balances as of December 31, 2017	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078

Balances as of January 1, 2018	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078

- IFRS adoption	—	—	—	—	—	—	(52,564)	(52,564)	(979)	(53,543)

Initial balances restated	660,054	660,054	132,011	29,974	881,795	(169,671)	536,603	2,070,766	464,769	2,535,535

(Loss) profit for the year	—	—	—	—	—	—	(83,188)	(83,188)	140,603	57,415
Cash flow hedge	—	—	—	—	—	113	—	113	6	119
Adjustment for actuarial gains and losses	—	—	—	—	—	—	16,589	16,589	—	16,589
Foreign currency translation adjustment	—	—	—	—	—	6,930	—	6,930	(1,197)	5,733
Exchange difference from net investment in a foreign operation	—	—	—	—	—	(7,992)	—	(7,992)	(155)	(8,147)

Comprehensive income of the year	—	—	—	—	—	(949)	(66,599)	(67,548)	139,257	71,709

Transactions with shareholders:
- Dividend distribution	—	—	—	—	—	—	—	—	(102,772)	(102,772)
- Contributions (devolution) of non-controlling shareholders, net	—	—	—	—	—	—	—	—	(84,442)	(84,442)
- Additional acquisition of non-controlling interest	—	—	—	—	(9,583)	—	—	(9,583)	(4,050)	(13,633)
- Capital Increase	69,380	69,380	—	—	68,223	—	—	137,603	—	137,603
- Deconsolidation CAM Group	—	—	—	—	—	—	(42,878)	(42,878)	18,221	(24,657)
- Deconsolidation Stracon GyM	—	—	—	—	51,709	—	(51,709)	—	(29,412)	(29,412)

Total transactions with shareholders	69,380	69,380	—	—	110,349	—	(94,587)	85,142	(202,455)	(117,313)

Balances as of December 31, 2018	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931

Balances as of January 1, 2019	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931

- IFRS adoption	—	—	—	—	—	—	(1,462)	(1,462)	—	(1,462)

Initial balances restated	729,434	729,434	132,011	29,974	992,144	(170,620)	373,955	2,086,898	401,571	2,488,469

(Loss) profit for the year	—	—	—	—	—	—	(884,721)	(884,721)	46,079	(838,642)
Cash flow hedge	—	—	—	—	—	6	—	6	—	6
Foreign currency translation adjustment	—	—	—	—	—	(6,440)	—	(6,440)	(1,730)	(8,170)
Exchange difference from net investment in a foreign operation	—	—	—	—	—	(452)	—	(452)	(4)	(456)

Comprehensive income of the year	—	—	—	—	—	(6,886)	(884,721)	(891,607)	44,345	(847,262)

Transactions with shareholders:
- Dividend distribution	—	—	—	—	—	—	—	—	(12,762)	(12,762)
- Contributions (devolution) of non-controlling shareholders, net	—	—	—	—	—	—	—	—	(32,996)	(32,996)
- Additional acquisition of non-controlling	—	—	—	—	1,883	—	—	1,883	(1,883)	—
- Capital increase	142,484	142,484	—	—	138,152	—	—	280,636	—	280,636

Total transactions with shareholders	142,484	142,484	—	—	140,035	—	—	282,519	(47,641)	234,878

Balances as of December 31, 2019	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085

The accompanying notes on pages 7 to 112 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts are expressed in thousands of S/ unless otherwise stated)

			For the year ended December 31,
	Note		2017	2018	2019
OPERATING ACTIVITIES
Profit (loss) before income tax			255,543	170,202	(535,271)
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	26		199,794	125,419	97,352
Amortization	26		86,557	112,072	105,278
Impairment of inventories	26		40,908	—	4,503
Impairment of accounts receivable and other accounts receivable	26		19,109	65,076	290,491
Reversal of impairment of inventories			—	(26,993)	(4,752)
Debt condonation			—	—	(18,186)
Impairment of property, plant and equipment	26		14,680	5,664	20,018
Impairment of intangible assets	28		49,609	—	45,821
Reversal of impairment of accounts receivable			—	—	(19,448)
Reversal of impairment of intangible assets			—	—	(20,676)
Indemnification			3,220	686	—
Profit on fair value of financial asset at fair value through profit or loss			(34)	—	—
Change in the fair value of the liability for put option	28		(1,400)	(6,122)	4,697
Other provisions	22		9,510	75,369	186,894
Financial expense, net			138,016	177,649	152,970
Impairment of investments			—	—	384
Share of the profit and loss of associates and joint ventures accounted for using the equity method	15 a	)-b)	(1,327)	3,709	218,774
Reversal of provisions	22		(1,044)	(6,218)	(7,471)
Disposal of assets			5,438	16,327	833
Disposal of investments			106	—	—
Loss (profit) on sale of property, plant and equipment	16		(26,883)	7,105	(11,892)
Loss on sale of non-current asset held for sale			45	—	—
Loss on sale of available-for-sale financial assets			(25,768)	1,529	—
Profit on sale of investments in subsidiaries			(244,313)	(73,642)	—
Loss on remeasurement of accounts receivable			15,807	25,110	45,363
Net variations in assets and liabilities:
Trade accounts receivable and unbilled work in progress			(213,126)	(236,011)	457,709
Other accounts receivable			33,196	190,354	148,833
Other accounts receivable from related parties			(245,688)	24,609	(11,178)
Inventories			279,867	200,575	(34,575)
Pre-paid expenses and other assets			(6,494)	18,309	4,964
Trade accounts payable			463,401	10,917	58,973
Other accounts payable			49,319	(311,848)	(282,771)
Other accounts payable to related parties			(66,819)	92,613	(24,461)
Provisions			(1,680)	(6,615)	(2,178)
Interest payment			(173,662)	(188,704)	(157,475)
Payments for purchases of intangibles - Concessions			(20,178)	(10,305)	(25,917)
Payment of income tax			(144,545)	(177,563)	(94,669)

Net cash provided by operating activities			491,164	279,273	592,937

INVESTING ACTIVITIES
Sale of investment			391,786	222,971	—
Sale of property, plant and equipment			127,221	31,852	18,607
Sale of financial asset at fair value through profit or loss			98	—	—
Sale of non-current assets held for sale, net			43,367	16,244	—
Interest received			6,992	36,508	6,552
Dividends received	15 a	)-b)	3,758	1,823	1,517
Payment for purchase of investments properties			(1,183)	(209)	(88)
Payments for intangible purchase			(97,112)	(86,799)	(80,709)
Payments for purchase and contributions on investment in associate and joint ventures			(2,116)	(3,770)	—
Payments for property, plant and equipment purchase			(123,941)	(80,765)	(76,707)

Net cash provided by (applied to) investing activities			348,870	137,855	(130,828)

FINANCING ACTIVITIES
Loans received			1,415,113	1,018,744	581,637
Amortization of loans received			(2,044,256)	(1,265,920)	(1,074,259)
Amortization of bonds issued			(39,151)	(28,914)	(31,335)
Payment for transaction costs for debt			(31,286)	—	(4,770)
Dividends paid to non-controlling interest	35 d	)	(43,942)	(102,772)	(12,762)
Cash received (return of contributions) from non-controlling shareholders			(33,197)	(59,053)	(32,996)
Capital increase	23		—	137,603	280,636
Acquisition or sale of interest in a subsidiary of non-controlling shareholders			(942)	389	—

Net cash applied to financing activities			(777,661)	(299,923)	(293,849)

Net increase in cash			62,373	117,205	168,260
Exchange difference			(34,867)	57,756	(20,303)
Cash and cash equivalents at the beginning of the year			598,554	626,060	801,021

Cash and cash equivalents at the end of the year	9		626,060	801,021	948,978

NON-CASH TRANSACTIONS:
Interest debt capitalization			26,015	3,361	7,229
Acquisition of assets through finance leases			48,507	2,365	3,851
Accounts payable to the non-controlling interest for purchase of investments			—	14,022	—
Return of contribution in inventories			—	25,389	—
Dividends declared to non-controlling interest			15,735	—	—
Acquisition of right-of-use assets			—	—	101,745
Deconsolidation from non-controlling interest			7,801	54,069	—

The accompanying notes on pages 7 to 112 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2018 AND 2019

1	GENERAL INFORMATION

a)	Incorporation and operations

Graña y Montero S.A.A. (hereinafter the “Company”) was incorporated in Perú on August 12, 1996, as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la República 4675, Surquillo Lima, Perú and is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

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

b)	Authorization for the issue of the financial statements

The consolidated financial statements for the year ended December 31, 2019, have been prepared and issued with Management and Board of Directors’ authorization on March 5, 2020, and will be submitted for consideration and approval at the General Shareholders’ Meeting to be held within the term established by Peruvian law. Management expects that the consolidated financial statements as of December 31, 2019, will be approved with no changes.

c)	Current situation of the Company

As a result of decisions of a previous administration, the Group is involved in a series of corruption cases mainly between 2004 and 2015, which have generated criminal investigations by the Prosecutor’s Office and administrative investigations by a regulatory body. Such situations led to organizational changes, external investigations, independent of the Company’s Management, related to the Group’s business with Odebrecht and the facts under criminal investigation, as well as other internal measures as explained below:

•	On January 9, 2017, the Board of Directors approved the performance of an independent investigation related to six projects developed in association with companies of the Odebrecht Group.

•

On March 30, 2017, the Board of Directors created a Risk, Compliance and Sustainability Committee, who was in charge of the oversight of the investigation independently of Management. The external investigation was undertaken by the law firm Simpson Thacher & Bartlett LLP, with the assistance of forensic accountants, who reported exclusively to the Risk, Compliance and Sustainability Committee.

•

The external investigation concluded on November 2, 2017 and identified no evidence to conclude that any company personnel engaged in bribery in connection with any of our Company’s public projects in Peru with Odebrecht or its subsidiaries, or that any Company personnel was aware of, or knowingly participated in, any corrupt payments made in relation to such projects.

•

Subsequently, in August 2019, José Graña Miró Quesada, a shareholder and the former chairman of our Company, indicated in public statements to the media that he and Hernando Graña Acuña, a shareholder and former board member of our Company and the former chairman of our subsidiary GyM, had initiated a process of plea bargaining to cooperate with Peruvian prosecutors in respect of multiple projects in which our Company participated with Odebrecht and in respect of the alleged “construction club.” According to news reports, in the plea bargaining process, José Graña and Hernando Graña may have provided information related to wrongdoing or knowledge of improper behavior while they were at the Company; however, given the confidential nature of these proceedings, the reported information is limited and difficult to verify. Any admission or other evidence of wrongdoing or knowledge by José Graña or Hernando Graña of improper behavior in respect of our participation in consortia with Odebrecht would be inconsistent with information gathered during the internal investigation and would have a material impact on the findings of the prior internal investigation.

•

As new information about the various Peruvian criminal investigations of the Company emerged, and news that the Company’s former chairman and director were plea bargaining with Peruvian authorities, the Company’s Board of Directors continued to investigate the allegations that were the subject of the investigations, including matters relating to the “construction club,” which was beyond the scope of the internal investigation conducted by Simpson Thacher & Bartlett LLP. After an extensive and detailed review process, in line with its commitment to transparency and integrity, the Company shared information relevant to the investigations with the Peruvian authorities within the framework of a plea bargain process.

•

As a result of its contribution to the investigations, on December 27, 2019, the Company signed a preliminary settlement and cooperation agreement whereby the Anti-Corruption Prosecutor and the Ad hoc Prosecutor’s Office promise to execute a final plea bargain agreement with the Company that would provide the Company with certainty regarding the contingencies it faces as a result of the above-mentioned processes. Additionally, in the aforementioned preliminary agreement, the Anti-Corruption Prosecutor and the Ad Hoc Attorney General’s Office authorize the Company to disclose its existence but maintain its content confidential.

At the same time, over the last three years, the new administration together with the new board initiated a transformation process based on the principles of Truth, Transparency and Integrity, making profound changes in the organization of the Company,such as the reconfiguration of the Board of Directors with an independent majority, new shareholding composition, as well as the creation of new governance practices, such as the Corporate Risk Management and autonomous Compliance function, with direct report to the Board of Directors, among other actions.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht group

In connection with the Lava Jato case, the Company participated directly or through its subsidiaries as minority partner in certain entities that developed six infrastructure projects in Peru with companies belonging to the Odebrecht group (hereinafter Odebrecht).

In 2016, Odebrecht entered into a Plea Agreement with the authorities of the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted corruption acts in connection with some of these projects in which the Company participate as minority partner.

•	IIRSA Sur

In relation to investigations on IIRSA Sur, the former Chairman of the Board of Directors was included as a subject of an investigation for collusion, and a former director and a former executive was included as a subject of an investigation for money laundering. Subsequently, Graña y Montero S.A.A. and GyM S.A. have been included as third-party civilians responsible in the process, which means that it will be assessed whether the obligation to indemnify the state for damages resulting from the facts under investigation will be imposed on these entities.

•	Electric Train construction project

The first Preparatory Investigation Court of the Judiciary decided to incorporate GyM S.A. as civil third-party responsible in the process related to the construction of the Electric train construction Project, tranches 1 and 2. In this investigation the former Chairman of the Board, a former director and a former manager have been charged.

•	Gasoducto Sur Peruano (GSP)

In 2019, the Company concluded that it may have exposure with respect to the preliminary investigation process conducted in relation to GSP (the South Peruvian Gas Pipeline project), even though as of the date hereof, it has not been indicted or incorporated as a civilly liable third-party, although the former Chairman of the Board of Directors and a former director are seeking plea bargain agreements in relation to this process, among others.

In addition to the cases described for which a provision for civil damages has been registered, there are two projects carried out in partnership with Odebrecht that are not currently under investigation. If an investigation is initiated and evidence of wrongdoing is found, the maximum possible civil damage exposure estimated under Law 30737 for both projects would be S/52.7 million (US$16 million approximately).

Criminal investigations in conection to the Construction Club case

GyM S.A. has been incorporated, along with other construction companies, in the criminal investigation that the Public Ministry has been carrying out for the alleged crime of corruption of officials in relation to the so-called Construction Club. Similarly, at the end of February 2020, the Public Ministry has requested the incorporation of Concar S.A., the latter is pending judicial decision.

Like officials of other construction companies, a former commercial manager of GyM S.A., the former president of the Board of Directors, a former director and the former Corporate General Manager of the company have been included in the criminal investigation.

Anticorruption Law - effects on the Group

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF have mitigated the Company and subsidiaries exposure to the corruption cases. These rules set clear guidelines to estimate the potential compensation reducing the uncertainty derived from the legal proceedings, by among other things, preventing the imposition of liens or attachments of assets that would impair its ability to operate.

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

The Group has designed a compliance program which is currently under implementation, it fully cooperates with the authorities in its investigations and has executed a trust agreement with the Ministry of Justice, under which the Company has established for an approximate amount of S/80 million (equivalent to US$24 million).

On the other hand, based on the standards indicated and their guidelines, Management has estimated that the value of the civil damages for the cases described above is S/280 million (US$85 million) and has registered as of December 31st, 2019 S/153.9 million (equivalent to US$46.6 million) as net present value (Note 22).

On the other hand, in cases where a provision for civil reparation has been registered, there are two projects carried out in partnership with Odebrecht that to date are not under investigation. If this is started and some evidence is found, the maximum possible exposure for civil reparation estimated according to Law 30737 for both projects would be S/52.7 million (approximately US$16 million).

However, the Company, through its external legal advisors, continues to conduct an ongoing evaluation of the information related to the criminal investigations described in this note in order to keep its defense prepared in the event any new charges may arise during those investigations. In conducting the aforementioned evaluation, the Company does not rule out the possibility of finding new incriminating evidence that is not known to date.

Investigations and administrative process initiated by INDECOPI in conection to the Construction Club case

On July 11, 2017, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) initiated an investigation against several construction companies, including GyM S.A., about the existence of an alleged cartel called the Construction Club.

Throughout the investigation, GyM S.A. has provided to INDECOPI with all the information requested and continues collaborating with the ongoing investigation.

On February 11, 2020, GyM S.A. was notified by the Technical Secretariat of the Commission for the Defense of Free Competition (“INDECOPI”) with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of Public Works. The resolution does not include the assignment of responsibilities or the result of the administrative disciplinary procedure, which will be determined at the end of the said procedure. The procedure is in a probatory stage, therefore, INDECOPI has not carried out actions in order to quantifying the possible penalties that could result.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied in all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the IASB in force as of December 31, 2018, and December 31, 2019, respectively.

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets measured at fair value. The financial statements are presented in thousands of Peruvian Sol unless otherwise stated.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires that the Management exercise its critical judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

2.2	Consolidation of financial statements

a)	Subsidiaries

Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date when control ceases.

The Group applies the acquisition method to account for business combinations. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group evaluates the measurement of the non-controlling interest on an acquisition-by-acquisition basis. As of December 31, 2018, and 2019, the measurements of the non-controlling interest in the Group’s acquisitions were made at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

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

Operating segments are reported in a consistent manner with internal reporting provided to the Management of the Group.

If an entity changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the Group restates the information for earlier periods unless the information is not available.

2.4	Foreign currency translation

a)	Functional and presentation currency

The consolidated financial statements are presented in Peruvian soles, which is the functional and presentation currency of the Group. All subsidiaries, joint arrangements, and associates use the Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

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

iii)	capital is translated by using the historical exchange rate for each capital contribution made; and

iv)	all exchange differences are recognized as separate components in other comprehensive income, within foreign currency translations adjustment.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences are recognized in other comprehensive income.

2.5	Public services concession agreements

Concession agreements signed between the Group and the Peruvian Government entitle the Group, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions are accounted as defined by IFRIC 12 “Service Concession Arrangements”. The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset, an intangible asset or both, as stated below:

a)

It is recognized as a financial asset to the extent that it has a contractual right to receive cash or other financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts. These financial assets are recognized initially at fair value and subsequently at amortized cost (financial asset model).

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

In the consolidated statements of financial position and cash flows, cash and cash equivalents include cash on hand, on-demand bank deposits, other highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are included in the balance of borrowings as current liabilities.

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

Management determines the classification of its financial assets at the date of its initial recognition and re-evaluates this classification at the date of each closing of its consolidated financial statements. As of December 31, 2018, and 2019, the Group only maintains financial assets in the following categories:

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

IFRS 9 “Financial Instruments”, requires to register expected credit losses of all financial assets, except for those that are carried at fair value with an effect on results, estimating it over 12 months or for the entire life of the financial instrument (“lifetime”). In accordance with the provisions of the standard, the Group applies the simplified approach (which estimates the loss for the entire life of the financial instrument), for the commercial debtors of the rental business line of the real estate sector, and the general approach for the trade accounts receivables, work in progress and other accounts receivable; the same that requires evaluating whether or not a significant increase in risk exists to determine whether the loss should be estimated based on 12 months after the reporting date or during the entire life of the asset.

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

Derivatives are initially recognized at fair value on the date a derivative contract is signed into and are subsequently re-measured at their fair value at the end of each reporting period. The method for recognizing the gain or loss resulting from changes in the fair value of the derivatives depends on whether they are designated as hedging instrument, and if so, the nature of the item being hedged.

The Group designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability (fair value hedge) or a highly probable forecast transaction (cash flow hedge). Derivatives are initially recognized at fair value on the date of subscription of the contract and are subsequently recognized at their fair value.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedges transactions. The Group also documents its assessment, both at hedge inception as at the date of each subsequent statement of financial position, of whether the derivatives used in hedges transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair value of various derivative instruments used for hedging purposes and changes in the account reserves for hedges in equity are disclosed in Note 8. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity period of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity period of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

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

However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains or losses previously deferred in equity are transferred from equity and are included in the initial measurement of the cost of the non-financial asset. The deferred amounts are finally recognized in cost of goods sold in the case of inventory or depreciation in the case of fixed assets.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and will be reversed to income when the forecasted transaction is finally recognized in the statement of comprehensive income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within “other income and expenses, net”.

2.10	Trade accounts receivables

Trade receivables are amounts due from customers for goods or services sold by the Group. If the collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. In the Infrastructure segment, it includes the billing of the first purchase of trains as part of the model of the financial asset of the concessionaire GyM Ferrovías S.A (Note 2.5).

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment, except for receivables of less than one year that are stated at a nominal amount which is similar to their fair values since they are short term.

It includes management estimates related to the collection rights for services performed pending invoice and/or approval by client, which have been valued using the completion percentage method. It corresponds mainly to the Engineering and Construction segment (subsidiaries GyM S.A. and GMI S.A.). Regarding estimates in concessions, at the Infrastructure segment, corresponds to unconditional contractual collection rights to receive from the Grantor under the model of the financial asset (Note 2.5).

2.11	Work in progress

This account includes the balance of work in progress costs incurred that relates to future activities of the construction contracts and the constructions phase in concessions (see Note 2.26 for detail on revenue recognition from construction activities and concessions services).

Changes in estimates of contract revenues and costs can increase or decrease the estimated margin. When a change in the estimate is known, the cumulative impact of the change is recorded in the period in which it is known, based on the progress completed.

2.12	Inventories

The inventories include land, works in progress and finished buildings related to the real estate activity, materials used in the construction activity and marketed supplies for exploration and extraction activities.

a)	Real estate activity

Land used for the execution of real estate projects is recognized at acquisition cost. Work in progress and finished real estate includes the costs of design, materials, direct labor, borrowing costs (directly attributable to the acquisition, construction, production of the asset), other indirect costs and general expenses related to the construction.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Annually, the Group reviews whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) land bought for future real estate projects which are compared to their net appraisal value; if the acquisition value is higher, a provision of impairment is recognized; ii) land under construction, impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, an impairment estimated is recorded; and iii) completed real estate units; these inventory items are compared to the selling prices less selling expenses; if these selling expenses are higher, a provision for impairment is recorded.

For the reductions in the carrying amount of these inventories to their net realizable value, a provision is recognized for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

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

The devaluation of these items is estimated on the basis of specific analyses made by the Management on its rotation. If it is identified that the book value of the stocks of materials and supplies exceeds their replacement value, the difference is charged to income in the year in which this situation is determined.

Management considers that as of the date of the consolidated financial statements it is not necessary to establish additional provisions to those recognized in the financial statements to cover losses due to obsolescence of these inventories.

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

Depreciation is determined by the straight-line method at a rate that is considered sufficient to absorb the cost of the assets and the end of the useful life and considered their significant components with useful lives substantially different (each component is treated separately for depreciation purposes). The estimated useful lives of those properties range from 3 to 33 years.

The investment properties held by the Group correspond to: (i) “Agustino Plaza” Shopping Center, located in the El Agustino District, and (ii) the stores situated within the stations of Line 1 of the Lima Metro; the properties owned by the subsidiary Viva GyM S.A. are represented by a fair value amount to US$18.7 million, equivalent to S/62.6 million as of December 31, 2019 (US$19.2 million, equivalent to S/64.3 million, as of December 31 of 2018).

These investment properties have been leased under the modality of an operating lease.

2.14	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance expenditures are charged to the statement of income during the financial period in which they are incurred.

Assets under construction are capitalized as a separate component. At their completion, the cost of such assets is transferred to their definitive category.

Replacement units are major spare parts in which depreciation starts when the units are installed for use within the related asset.

Depreciation of machinery, equipment and vehicles recognized as “Major equipment” are depreciated based on their hours of use. Under this method, the total number of work hours that machinery and equipment are capable of producing is estimated and a charge per hour is determined. The depreciation of other assets that do not qualify as “Major equipment” is calculated under the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

Years
Buildings and facilities	Between 3 and 33
Machinery and equipment	Between 4 and 10
Vehicles	Between 2 and 10
Furniture and fixtures	Between 2 and 10
Other equipment	Between 2 and 10

Residual values and useful lives are reviewed and adjusted as appropriate at each reporting date. Gains and losses on disposals are recognized in “Other income and expenses, net” in the statement of income. Regarding joint operations that carry out construction activities, the difference between the proceeds from disposals of fixed assets and their carrying amount is shown within “revenue from construction activities” and “cost of construction activities”, respectively.

2.15	Intangible assets

i)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration, the amount of any non-controlling interest and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired. If the payment made, the amount of the non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of income.

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

Trademark impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized immediately as an expense in item “Other income and expenses, net”. The carrying amount that has been subject to impairment is reviewed at each reporting date to verify possible reversals of the impairment and is recognized in the “other income and expenses, net” item.

iii)	Concession rights

The intangible asset consisting of the right to charge users for the services related to service concessions agreements (Note 2.5 and Note 6.b) is initially recorded at the fair value of construction or improvement services and before amortization is started, an impairment test is performed; it is amortized under the straight-line method, from the date revenue starts using the lower of its estimated expected useful life or effective period of the concession agreement.

iv)	Contractual relationships with customers

Contractual relationships with customers are assets resulting from business combinations that were initially recognized at fair value as determined based on the expected cash flows from those relations over a period based on the estimated permanent of the Group’s customer (the estimation of useful life is based on the term of the contract with customers which fluctuate between 5 and 9 years). The useful life and the impairment of these assets are individually assessed.

v)	Cost of development wells

Costs incurred to prepare the wells to extract hydrocarbons from Blocks I and V are capitalized as part of the intangible asset. The Group capitalizes the costs of the development phase associated with wells preparation for extraction. The last investment made in these wells were in 2015. These costs are amortized based on the useful lives of the wells (5 years for the oil lots). The produced units method applies to license agreements for Blocks III and IV. In 2017, the Group has considered depreciation or amortization for the wells in Block IV based on produced units, as well as the tangible proportional part of the wells.

vi)	Software and development costs

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	technically feasible to complete the software product so that it will be available for use.

•	management intends to complete the software product and use or sell it.

•	there is the ability to use or sell the software product.

•	it can be demonstrated how the software product will probably generate future economic benefits.

•	technical, financial and other resources are available to complete the development and to use or sell the software product; and

•	expenses incurred during its development can be reliably measured.

Other development costs that do not meet these criteria are recognized in the statement of income as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Computer software development costs recognized as assets are amortized over their estimated useful lives, which fluctuate between 2 to 15 years.

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

Corresponds to the loans and bonds issued by the Group, which are initially recognized at their fair value, net of the costs incurred in the transaction. These financial liabilities are subsequently recorded at amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of income during the period of the loan using the effective interest method.

The costs incurred to obtain these financial liabilities are recognized as transaction costs to the extent that it is probable that part or the entire loan will be received. In this case, these charges are deferred until the time the loan is received.

2.20	Borrowing costs

Debt costs are recognized at the statement of income in the period in which they have been incurred, except for intangible assets and inventories in which the borrowing costs are capitalized.

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

Income tax expense comprises current and deferred tax. Tax expense is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, tax is also recognized in the statement of comprehensive income or directly in equity, respectively.

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

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax arising from the initial recognition of goodwill is not recognized; likewise, the deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination that does not affect the accounting or tax profit or loss at the time of the transaction.

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

Short-term benefits are those other than termination indemnities, whose payment is settled in the twelve months following the end of the period in which the employees have rendered the services; they correspond to current remunerations (salaries, wages and contributions to social security), annual paid and sick absences, participation in profits and incentives and other non-monetary benefits.

Post-employment benefits are those other than termination benefits that are paid after completing the period of employment with the entity. Retirement benefits or post-employment benefit plans can be classified into (i) Defined contribution plans and (ii) Defined benefit plans. The Group maintains defined benefit plans and therefore assumes the actuarial risk.

Long-term benefits are those benefits that must be paid more than twelve months after the end of the period in which the services were rendered. As of December 31, 2018, and 2019, the Group does not grant benefits in this category.

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

Entities of the Group recognize the expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru, Chile, and Colombia. In Peru bonuses correspond to two monthly payments, settled one in July and one in December of each year, and accrue based on the consideration of the service.

The compensation for the time of service corresponds to the indemnification rights of the staff, and is accrued based on the consideration of the service calculated according to the legislation in force in each country in which the entities of the Group operate and determine as follows: (i) in Peru it is equivalent to half the remuneration in force at the date of payment through a deposit in bank the workers’ accounts in May and November of each year; (ii) In Colombia, it is equivalent to 8.33% of the monthly remuneration, (iii) In Chile this benefit is not available.

b)	Annual paid absences

Annual holidays are recognized on an accrual basis. The provision for the estimated obligation for the annual vacations of personnel resulting from the services rendered by employees is recognized on the date of the consolidated statement of financial position and corresponds; (i) one month for personnel in Peru, (ii) fifteen days for personnel in Colombia, and (iii) in the case of Chile, they are subject to the worker’s seniority and range from fifteen to thirty days.

c)	Workers’ profit sharing and incentives

The workers’ profit sharing is determined on the basis of the legal provisions in force in each country where the entities of the Group operate, as follows: (i) in Peru it is equivalent to 5% of the taxable base determined by each entity of the Group, in accordance with current income tax legislation, (ii) in Chile, workers’ participation is a component of the remuneration (equivalent to 4.75 minimum wages per year) and not a determinable percentage of the profit, (iii) in Colombia these benefits are not provided to employees.

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

In Colombian legislation, for the first year worked, the equivalent of 30 days of salary is granted, and from the second year on, the compensation will be the equivalent of 20 days of salary for each additional year (or the proportion); in the legislation of Chile is granted compensation of thirty days of salary for each year worked with a maximum salary of 330 days.

2.23	Provisions

a)	General

Provisions are recognized when i) the Group has a present, legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount has been reliably estimated. Provisions are reviewed at year - end. If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the statement of income as a financial expense.

Contingent obligations when their existence will only be confirmed by future events or their amount cannot be reliably measured. Contingent assets are not recognized and are disclosed only if it is probable that the Group will generate an income from economic benefits in the future.

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

The subsidiary GyM S.A. signed a sale option contract on the equity of its subsidiary Morelco SAS (Note 32 a) that allows the shareholder to reallocate its shares over a period of 10 years. The amount payable under the option is initially recognized at the present value of the reimbursement under “Other accounts payable”, directly charged to equity. The charge to equity is recorded separately as put options subscribed on the non-controlling interest, adjacent to the non-controlling interest in the net assets of the consolidated subsidiaries.

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

Revenues from engineering and construction contracts are recognized over time as the Company performs its obligations because there is a continuous transfer of control of the deliverable to the customer pursuant to the terms of such contracts. For this reason, the Company accounts for revenue over time by measuring the progress towards complete satisfaction of its performance obligations under each contract. In this manner, revenues are accounted for using the percentage-of-completion method, based on surveys of performance by the Company’s experts who review the work performed to date under each contract.

The Company recognizes revenue based on surveys of work to date, using the output method, which is the direct measurement of the value to the customer of the construction services completed to date relative to the remaining services to be performed under the contract. The Company believes that the use of the output method based on surveys of performance provides a faithful depiction of the transfer of services by the Company to the customer because it reflects an enforceable right to payment from the Company for the work completed to date.

The contract generates assets when the costs incurred are greater than the cost associated with those revenues. Otherwise liabilities are generated for the accrued costs not invoiced. When it is probable that the total costs of the contract will exceed the related revenue, the expected loss is immediately recognized.

Revenues for additional work resulting from a modification or an instruction received from the customer to make a change in the scope of work or the price, or both, will result in an increase in contract revenue. The Company does not account for contract modifications unless approved by the customer. In addition, the Company reviews the enforceability of changes to the rights and obligations in contract modifications.

As part of its evaluation of whether changes to the rights and obligations in a contract modification are enforceable, the Company considers whether one or more of the following factors has been satisfied: a) the contract, applicable law or other evidence provides a legal basis for the modification; b) additional costs were caused by circumstances that were unforeseen on the date of execution of the contract and not a result of deficiencies incurred by the Company’s performance; c) modification-related costs are identifiable and considered reasonable in view of the work performed; or d) evidence supporting the modification is objective and verifiable. When one or more of the foregoing factors is satisfied, the changes to the rights and obligations in the contract modification are considered by the Company to be enforceable.

The Company estimates the change in the transaction price arising from the contract modification if the transaction price has not yet been approved by the customer in accordance with the requirements of IFRS 15 to estimate variable consideration. In order to include variable consideration related to a contract modification in the estimated transaction price, the Company must conclude that it is ‘highly probable’ that a significant revenue reversal will not occur. The Company determines the probability that the revenue reversal will occur (and therefore whether such price will be recovered) based on an analysis of whether any of the following factors is present: i) contractual entitlement; ii) past practices with the customer; iii) specific discussions or preliminary negotiations with the customer; and iv) verbal approval by the customer. If, as a result of such analysis, the Company concludes that it is ‘highly probable’ that a significant reversal in the amount of revenue recognized will not occur, it recognizes the variable consideration relating to the contract modification.

When the contract profit cannot be estimated reliably, the associated revenue is recognized to the extent of costs incurred are recoverable. Revenue is billed once approval is received by the owners of the work in progress.

The nature of certain of the Company’s contracts, namely cost-plus fee contracts in its E&C segment and unit price or similar contracts in its E&C segment and certain services it provides in its Infrastructure segment, give rise to variable consideration. Depending on the type of contract, this variable consideration may include reimbursable or target costs; variable number of units; award and incentive fees; and penalties. The Company estimates the amount of revenue to be recognized as variable consideration using the expected value method or the most likely amount method, whichever is expected to better predict the amount of consideration to which the Company will be entitled. These methods require the Company to estimate costs, unit quantities, award/incentive fees and penalties. In making such estimates, judgments are required to evaluate potential variances in the cost of materials, the cost of labor, productivity levels, the impact of change orders, liability claims and contract disputes, the achievement of contractual performance standards, and other contingencies.”

ii)	Real-estate – Real estate, urban and industrial lots

Sale of Real estate

Revenue from sales of real estate properties is recognized when control over the property has been transferred to the client with the delivery record. Revenue is measured based on the price agreed under the contract. Until this is met, the incomes received will be counted as customer advances. These sales contracts have two performance obligations: i) the one corresponding to the transfer of the property, which includes the common areas of the building where these real estates are located, and ii) the one corresponding to the transfer of the common area outside the real estate assets but that are part of the real estate projects, which are recognized when the common area has been delivered.

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

Revenue for provided services of oil and gas extraction, fuel dispatch and other services

The revenue from providing these services is recognized at the time the service is provided, calculating the service actually provided as a portion of the total services to be provided. This type of income has a single performance obligation; that is performed when the service is provided at a time moment.

Revenue from the sale of oil and derivative products

Revenue from the sale of goods is recognized when the control of the assets is transferred to the customer, which is when the goods are delivered. In this type of income there is only one performance obligation for the sale of oil; which is executed at the delivery of the goods.

Revenue from concession services

Revenues from concession services correspond to operation and maintenance services and are recognized according to their nature in the period in which the service is provided. In this revenue there is only one performance obligation, executed when the service is provided.

2.27	Recognition of cost and expenses

Engineering and construction contracts

Contract costs include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs, depreciation and amortization, and indirect costs. Periodically, the Group evaluates the reasonableness of the estimates used in the determination of the total estimated contract cost. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred.

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

Lease contracts are analyzed for the purpose of identifying those containing the characteristics according to IFRS 16 Leases (hereinafter “IFRS 16”) for recognition, measurement, presentation and disclosure.

The Group evaluates in every lease contract the following:

•	If it has the right to control the use of the identified asses,

•	If the contract term is longer than twelve months,

•	If the underlying asset amount is a material amount, and,

•	That the fees to be paid are not entirely variable.

a)	Leases in which the Group is a lessee

The Group recognizes a right-of-use asset and a lease liability as of the beginning of the lease.

The right-of-use asset is initially measured by the initial amount of the lease liability adjusted for any lease payment made on or before the start date, plus the initial direct costs incurred. The right-of-use assets are depreciated in a straight line, from the start date until the end of the lease contract. The term of the lease includes the periods covered by an option to extend the contract if the Group is reasonably sure to exercise that option.

The lease liability is the total unpaid installments, measured at amortized cost using the effective interest method. It is measured again when there is a change in future lease payments that arise from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be paid under a residual value guarantee, or if the Group changes its assessment of whether it is sure that it will exercise a purchase, extension or term option.

When the lease liability is measured again, the carrying amount of the right-of-use asset is adjusted.

In the engineering and construction segment, interest expenses related to leasing contracts of the core business are reported in the gross margin; the rest of the group segments, report them in financial expenses.

Operational cash flows will be greater since cash payments for the main portion of the lease debt are classified within the financing activities. Only the part of the payments that reflects interest can continue to be presented as operating cash flow.

b)	Leases in which the Group is a lessor

Liabilities for operating leases and assets are included in the statement of financial position according to the nature of the asset. Revenues from operating leases are recognized in a straight line over the term of the lease agreement and the incentives granted to lessees are reduced from rental income.

Based on the foregoing, the Group as lessor has not changed the recognition of its leases.

c)	Treatment before the implementation of IFRS 16

Leases in which the Group is a lessee

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases, including prepayments (net of any incentives received from the lessor) are recognized in the consolidated income statement under the straight-line method over the lease term. The Group’s major kinds of operating leases are leases of machinery, computer equipment, printing equipment, among others.

Finance leases

Leases in which the Group substantially assumes all the risks and rewards of ownership of an asset are classified as finance leases. Each lease payment is allocated between the liability and finance charges to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The corresponding rental obligations, net of finance charges, are included in other payables, short- and long-term in the consolidated statement of financial position. The interest element of the finance cost is charged to the consolidated income statement of over the lease periods to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the useful life of the asset or the lease term.

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

2.31	Discontinued operations as of December 31, 2017 and December 31, 2018

a)	Restatement of the Statement of Income as of December 31, 2017 (was restructured in the 2018 annual report, presented on April 30, 2019)

The consolidated statement of income for the year ended December 31, 2017 included the net gain on the sale of our former subsidiary GMD (S/218.3 million, equivalent to US$64.6 million) under the “Gain from the sale of investments” line item, rather than the “Profit from discontinued operations” line item, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, such amount has been restated in application of IFRS 5 paragraph 33 a).

	2017 Audited	Restatement GMD	Reclassification discontinued operations (*)	2017 Restated and Reclassified
Revenues	6,080,142	—	(2,066,129)	4,014,013
Operating costs	(5,407,355)	—	1,895,794	(3,511,561)

Gross profit (loss)	672,787	—	(170,335)	502,452

Administrative expenses	(429,181)	—	106,727	(322,454)
Other (expenses) income, net	(20,545)	—	(12,324)	(32,869)
Gain (loss) from the sale of investments	274,363	(218,264)	(21,554)	34,545

Operating profit (loss)	497,424	(218,264)	(97,486)	181,674

Financial expenses	(185,445)	—	34,668	(150,777)
Financial income	15,407	—	(1,665)	13,742

Share of the profit or loss in associates and joint ventures	1,327	—	(854)	473

Profit (loss) before income tax	328,713	(218,264)	(65,337)	45,112
Income tax	(123,037)	63,940	12,792	(46,305)

Profit (loss) from continuing operations	205,676	(154,324)	(52,545)	(1,193)

Profit from discontinued operations	3,562	154,324	52,545	210,431

Profit of the year	209,238			209,238

Earnings per share attributable to owners of the Company during the year	0.225			0.225

Earning (loss) per share from continuing operations attributable to owners of the Company during the year	0.220			(0.101)

(*)	Corresponds to financial result from discontinued operations, Stracon GyM S.A., CAM Servicios del Peru S.A., CAM Chile S.A. and Adexus S.A.

b)	Reclassified discontinued operations as of December 31, 2018

As a result of the divestment process, the results of discontinued operations are reclassified as follows:

	2018 Audited	Reclassification discontinued operations	2018 Reclassified
Profit for the year	57,415	—	57,415

Other comprehensive income:
Items that will not be reclassified to profit or loss

Remeasurement of actuarial gains and losses, net of tax	16,589	—	16,589

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	119	—	119
Foreign currency translation adjustment, net of tax	5,733	—	5,733
Exchange difference from net investment in a foreign operation, net of tax	(8,147)	—	(8,147)

	(2,295)	—	(2,295)

Other comprehensive income for the year, net of tax	14,294	—	14,294

Total comprehensive income for the year	71,709	—	71,709

Comprehensive income attributable to:
Owners of the Company	(67,548)	—	(67,548)
Non-controlling interest	139,257	—	139,257

	71,709	—	71,709

Comprehensive income attributable to owners of the Company:
Continuing operations	(98,942)	(32,342)	(131,284)
Discontinued operations	31,394	32,342	63,736

	(67,548)	—	(67,548)

3	STANDARDS, AMENDMENTS, AND INTERPRETATION ADOPTED IN 2019

3.1	Current standards, amendments, and interpretations adopted

The following current standards, amendments to the policies and interpretations were adopted by the Group on January 1, 2019.

a)	IFRS 16 “Leases”

This standard replaces the accounting treatment of leases under IAS 17 “Leases” and IFRIC 4 “Determination of whether an agreement contains a lease” and other related interpretations.

IFRS 16 was implemented as of January 1, 2019 and the Group applied the modified retrospective approach, so that comparative information has not been restructured, recognizing on the date of initial application an amount of asset per right of use equal to lease liability; adjusted for the amount of any payment for early or accrued lease, related to leases recognized in the consolidated statement of financial position.

IFRS 16 eliminates the current difference between operating and finance leases and requires the recognition of an asset (the right to use the leased asset) and a financial liability for the payment of income, this for virtually all lease agreements. There is an optional exemption for short-term and low-value leases.

The income statement will also be affected because the total expenditure is normally higher in the first years of the lease and lower in recent years. In addition, operating expenses will be replaced by interest and depreciation expenses, so key metrics such as EBITDA will change.

The accounting by the lessors will not change significantly.

Impact on the financial statements

In the adoption of IFRS 16, the Group recognized liabilities related to leases that have been previously classified as operating leases under IAS 17. These liabilities have been measured based on the present value of the remaining future payments, discounted using a rate of incremental interest as of January 1, 2019 (7.3% average interest rate).

As a result of the effect of the transition of IFRS 16, right-of-use assets and liabilities for S/97.7 million were recognized as of January 1, 2019 (representing 1.33% and 2.15% of total assets and liabilities, respectively). As part of the initial application of IFRS 16, the Company used the modified retrospective method, therefore, the financial statements for previous years were not modified.

At December 31, 2019, the effect of IFRS 16 in the Group’s financial statements is detailed as follows:

Impact on assets	At December 31, 2019
Right-of-use
Right-of-use buildings	59,599
Right-of-use vehicles	20,211
Right-of-use machinery	17,896

Impact of implementation 2019	97,706
Adjustments on contract fees	4,039

Total right-of-use assets	101,745

Cumulative depreciation	(22,958)
Foreign currency translation effect	26

Impact on assets (Note 16.2)	78,813

At the end of 2019, the Group’s companies with the most representative balances were GMP S.A. (S/24 million) and Graña y Montero S.A.A. (S/54 million).

Impact on liabilities	At December 31, 2019
Impact of implementation 2019	97,706
Adjustments on contract fees	4,039

Addition of liabilities for right-of-use	101,745
Accrued interest	5,617
Amortization	(20,326)
Interest paid	(5,368)
Foreign currency translation effect	(11)
Exchange difference	(1,441)

Impact on liabilities	80,216

Short-term liabilities for right-of-use	18,246
Long-term liabilities for right-of-use	61,970

Impact on liabilities (Note 18)	80,216

b)	IFRIC 23 “Uncertainty over income tax treatments”

IFRIC 23 Uncertainty regarding income tax treatments (hereinafter “IFRIC 23”), describe the assessment you must comply with when there is a tax treatment for which you are uncertain about whether or not to be accepted by the tax administration, according to the interpretation of tax legislation. If the company identifies uncertain tax treatments, the effect of the uncertainty must be identified through a provision of the current income tax or the deferred income tax, whichever is applicable.

The Group adopted IFRIC 23 from January 1, 2019. This rule regulates how to determine the accounting record of a tax position when there is uncertainty about income tax treatments.

The interpretation requires the Group to determine whether uncertain tax positions are assessed separately or in groups; and assess whether a tax authority is likely to accept uncertain tax treatment to be used by an entity in its income tax returns.

If tax authority accepts, the Group must determine its tax position in a manner consistent with the tax treatment used or intended to be used in its tax returns. If not, the Group must reflect the effect of uncertainty in determining its tax position using the most probable amount method or the expected value method.

Uncertain tax positions have been evaluated separately in each Group company and have been identified as the best method the most likely amount. Based on the foregoing, the Group has recognized an income tax accrual of S/0.5 million and a decrease in deferred income tax assets of S/1 million, affecting the retained earnings on S/1.5 million. Due to the aforementioned tax uncertainty, there is a possibility that, at the end of the processes of the years open to the audit, the final result may differ from what was originally assessed.

3.2	Standards and amendments issued to be adopted at a later date

a)	International Financial Reporting Standard 17 (IFRS 17 “Insurance Contracts”), effective as of January 1, 2021. It has no impact on the Group.

b)	Amendments to the Rules

The following amendments to IFRS have been issued and are applicable to the Group for its annual periods as of January 1, 2020:

•	Modification to references to the Conceptual Framework of International Financial Reporting Standards (IFRS), effective as of January 1, 2020.

•	Definition of a Business (Amendments to IFRS 3 “Business Combinations”), effective as of January 1, 2020.

•	Definition of Materiality (Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”), effective as of January 1, 2020.

•	Sale or contribution of assets between an investor and its associate or joint arrangement, with no defined effective date, but its application is optionally allowed.

The Group has not adopted the amendments and modifications in advance and is not expected to have an impact on current or future reporting periods and foreseeable future transactions.

4	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of financial risks, such as foreign exchange rate risk, price risk, cash flow, and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, which are supervised and monitored periodically.

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

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2018, and 2019 this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

At December 31, 2018 and 2019, the consolidated statement of financial position includes the following:

	2018		2019
	S/(000)	USD(000)	S/(000)	USD(000)
Assets	2,273,132	674,753	2,859,324	862,021
Liabilities	2,042,176	604,383	1,751,479	528,031

The Group’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar was:

	2017	2018	2019
Gain	329,751	382,104	390,008
Loss	(323,927)	(405,380)	(422,578)

If at December 31, 2019 the Peruvian Sol, the Chilean and Colombian Pesos had strengthened/weakened by 2% against the U.S. dollar, with all other variables held constant, the pre-tax results for the year would have increased/decreased by S/0.7 million (S/0.5 million in 2018 and S/0.1 million in 2017).

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The consolidated statement of financial position includes assets and liabilities in functional currency equivalent to (in thousands):

	2018		2019
	Assets	Liabilities	Assets	Liabilities
Chilean Pesos	48,129,848	49,728,313	19,915,617	39,193,917
Colombian Pesos	163,560,697	76,978,655	187,119,204	76,446,723

The Group’s foreign exchange translation adjustment in 2019 was negative by S/8.2 million (positive by S/5.7 million in 2018 and negative by S/11.3 million in 2017).

ii)	Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Group policy is to maintain most of its borrowings at fixed rate instruments; 61.8% of total debt in 2019 (46.9% in 2018) was contracted at fixed rates and 38.2% at variable rates (53.1% in 2018) which consisted of a 37.7% fixed rate plus VAC (adjusted for inflation) and the remaining 0.5% at a variable rate (27.7% fixed rate + VAC and the remaining 25.4% at a variable rate in 2018).

The debt subject to fixed rate plus VAC is related to a bond issued in Peruvian Sol to finance the GyM Ferrovias Project, Metro Line 1 (Note 19). Any increase in the interest rate resulting from higher inflation will have no significant impact on the Group’s profit because these revenues are also adjusted for inflation.

During 2018 and 2019 borrowings at variable rates are denominated in Peruvian Sol, and U.S. dollars and the Group’s policy is to manage their cash flow risk by using interest-rate swaps, which are recognized under hedge accounting. In 2018, the variable rate loans related to GSP (Note 18 a-ii), were not hedged, Management decided to assume the risk since it was expected to pre-pay them before due.

If on December 31, 2019, if the Libor rate plus three months had increased/decreased by 5%, with all other variables held constant, the pre-tax results for the year would have increased/decreased by S/0.01 million (S/0.75 million in 2018). In 2019 and 2018 there was no significant ineffectiveness in the cash flow hedge.

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

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, since 2017, the Group experienced liquidity problems due to the early termination of the GSP concession agreement and the obligations assumed (Note 15 a-i). As a consequence, the Group started a disinvestment plan to be able to meet the obligations resulting from this scenario (Note 36). This plan was met and the GSP debt was terminated. Due to the Covid 19 pandemic as explained in note 37, the Group has considered measures to reduce risk exposure and has implemented a new plan in order to meet its requirements of cash for the different businesses.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal ratio targets in the statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
At December 31, 2018
Other financial liabilities (except for finance leases)	816,122	273,079	129,233	41,577	1,260,011
Finance leases	15,151	7,489	14,094	—	36,734
Bonds	111,080	153,287	355,667	1,174,404	1,794,438
Trade accounts payables (except non-financial liabilities)	980,723	—	—	—	980,723
Accounts payables to related parties	55,941	21,849	—	—	77,790
Other accounts payables (except non-financial liabilities)	116,806	17,777	338,627	—	473,210
Other non-financial liabilities	—	61	—	—	61

	2,095,823	473,542	837,621	1,215,981	4,622,967

	Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
At December 31, 2019
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	479,000	147,473	177,018	—	803,491
Finance leases	10,826	3,467	13,346	—	27,639
Lease liability for right-of-use asset	24,966	38,788	31,167	7,603	102,524
Bonds	115,690	157,516	358,461	1,077,960	1,709,627
Trade accounts payables (except non-financial liabilities)	966,620	—	—	—	966,620
Accounts payables to related parties	38,916	21,747	—	836	61,499
Other accounts payables (except non-financial liabilities)	200,098	2,505	194,908	—	397,511
Other non-financial liabilities	—	52	—	—	52

	1,836,116	371,548	774,900	1,086,399	4,068,963

4.2	Capital management risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital. In 2017 the situation of the Group had lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder the renegotiation of liabilities (Note18-a). In extraordinary events as explained in note 37, the Group identifies the possible deviations and requirements and establishes a plan.

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

As of December 31, 2018, and 2019, the gearing ratio is presented below indicating the Group’s strategy to keep it in a range from 0.10 to 0.70.

	2018	2019
Total financial liabilities and bonds	2,139,714	1,723,108
Less: Cash and cash equivalents	(801,140)	(948,978)

Net debt	1,338,574	774,130
Total equity	2,489,931	1,876,085

Total capital	3,828,505	2,650,215

Gearing ratio	0.35	0.29

4.3	Fair value estimation

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

The table below shows the Group’s assets and liabilities measured at fair value on December 31, 2018, and 2019:

Level 2
At December 31, 2018
Financial liabilities
Derivatives used for hedging	61
At December 31, 2019
Financial liabilities
Derivatives used for hedging	52

4.4	COVID-19 Pandemic

As a result of the outbreak of Coronavirus 2019 (COVID-19), the Group’s results of operations, financial positions and cash flows have been adversely affected as of the date of this report with potential impacts on subsequent periods, including but not limited to the significant decline in revenue and significant operating cash flow. The impacts may also include additional allowance for doubtful accounts and impairment to the Group’s long-term assets. Because of the significant uncertainties surrounding the COVID-19, the exact financial impact is unpredictable and will depend on future developments, including new information which may emerge concerning the duration of the lockdown which has been extended until June 30th for Perú, until September 18th for Chile and until August 31st for Colombia, the actions taken by authorities and other entities to contain the COVID-19 outbreak, among others, all of which are beyond the Group’s control. The Group will continue to closely monitor the impacts of COVID-19 through the course of the year 2020.

From mid-March until the end of May 2020, substantially all of our engineering and construction and real estate projects in Perú were mandatorily shut down, however, as part of the Government plan to activate some industries by stages, most of our projects of our engineering and construction and real estate segments are gradually resuming. In Colombia the projects under execution were declare as essential projects therefore they continued operating since the beginning of the lockdown. Finally our projects in Chile were shut down but only for few days, after which they resume operations. Our infrastructure operations, were declared essential businesses, therefore have continue operating.

On the liquidity side, the Company has implemented a plan that includes several measures to reduce expenses and preserve cash in response to the ongoing COVID-19 pandemic, including the following: (i) developing a 12-week cash plan, project-by-project, to ensure that the Company will continue to meet its critical obligations during that period, which plan is monitored and updated weekly; (ii) preparing a cash plan for the remainder of the 2020 fiscal year, to identify in advance key liquidity issues that may arise; (iii) identifying and renegotiating certain of the company’s obligations with respect to its suppliers, banks and other third parties; (iv) identifying and reducing non-essential general expenses across the group; (v) reducing headcount, and temporarily reducing salaries of senior management, across the company’s three segments; and (vi) reducing capital expenditures across the company’s subsidiaries. In addition the Group is evaluating the selling of minor assets that will help finance any deficit during the year.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. These estimates are based on information available through the date of the issuance of the financial statements. Therefore, actual results could differ from those estimates.

5.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates are based on information available through the date of issuance of the financial statements, therefore, actual results could differ from those estimates. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a)	Estimated impairment of goodwill and other intangible assets with an indefinite useful life

Impairment reviews are undertaken annually to determine if goodwill arising from business acquisitions and other intangible assets with indefinite useful life are impaired, in accordance with the policy described in Note 2.15-i). For this purpose, goodwill is allocated to the different Cash Generating Unit (“CGU”) to which it relates while other intangible assets with indefinite useful life are assessed individually. The recoverable amounts of the CGU and of other intangible assets with indefinite useful life have been determined based on the higher of their value-in-use and fair value less costs to sell. This evaluation requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including preparing future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

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

In accordance with the impairment evaluations carried out by Management, losses due to impairment of goodwill and trademarks have been recognized by the decrease in the expected flows because of a reduction of the contracts’ “backlog”.

At December 31, 2018, and 2019 the Group has performed a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate, and revenue and terminal growth rate by a 10%, with all the other variables held constant, as follows:

	Difference between recoverable amount and carrying amounts
	2018		2019
Goodwill
Gross margin	(10%)	+10%	(10%)	+10%
Engineering and construction	0.51%	41.12%	(25.54%)	(4.25%)
Electromechanical	(9.73%)	38.89%	35.63%	52.97%

Discount rate:	(10%)	+10%	(10%)	+10%
Engineering and construction	39.19%	6.65%	(4.30%)	(23.09%)
Electromechanical	29.36%	2.97%	48.89%	39.92%

Terminal growth rate:	(10%)	+10%	(10%)	+10%
Engineering and construction	18.48%	23.30%	(16.31%)	(13.38%)
Electromechanical	12.90%	16.34%	42.36%	46.32%

Trademarks
Revenue growth rate:	(10%)	+10%	(10%)	+10%
Morelco	75.00%	116.27%	22.14%	60.11%
Vial y Vives - DSD	27.40%	55.71%	110.69%	72.38%

Discount rate:	(10%)	+10%	(10%)	+10%
Morelco	126.00%	72.33%	63.02%	23.56%
Vial y Vives - DSD	29.54%	55.99%	78.72%	106.64%

Terminal growth rate:	(10%)	+10%	(10%)	+10%
Morelco	91.70%	99.82%	37.49%	44.02%
Vial y Vives - DSD	38.99%	44.26%	88.07%	95.20%

In 2019, if the gross margin, discount rate or terminal growth rate had been 10% below or 10% above Management’s estimates, the Group would not have recognized a provision for impairment of goodwill in the Electromechanical CGU (GMA); however, at the same variation, the Group would have to recognized a provision for impairment of the Engineering and Construction (Morelco). In 2018, if the discount rate or terminal growth rate had been 10% below or 10% above Management’s estimates, the Group would not have recognized a provision for impairment of goodwill; however, at the same variation in gross margin, the Group would have to recognized a provision for impairment of the Electromechanical GMA.

As a result of these assessments, as of December 31, 2019, an impairment of the goodwill in Morelco was identified and recorded in the Engineering and Construction CGU. In 2018, it was not necessary to record an impairment provision. (Note 17).

In 2018 and 2019, if the revenue growth rate, terminal growth rate or the discount rate had been 10% below or had been 10% above Management’s estimates, the Group would have not recognized a provision for impairment in trademarks.

At December 31, 2019, as a result of these evaluations, a reversal of goodwill impairment was identified and recorded in the Engineering and Construction CGU, trademark impairment in Vial y Vives-DSD. In 2018, it was not necessary to record an impairment provision (Note 17).

b) Income taxes

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Group seeks legal and tax counsel before making any decision on tax matters.

Deferred income tax assets and liabilities are calculated on the temporary differences arising between the tax basis of assets and liabilities and the amounts stated in the financial statement of each entity that makes up the Group, using the tax rates in effect in each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred income tax assets and liabilities. This change will be recognized in the consolidated statement of income in the period in which the change takes effect.

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

As of December 31, 2019, the Group’s possible maximum exposure to tax contingencies amount to S/71.4 million (S/15.7 million in 2018).

The income tax for the year includes Management’s evaluation of the amount of taxes to be paid in uncertain tax positions, where the liabilities have not yet been agreed with the tax administration.

c)	Percentage of completion revenue recognition

Revenues from engineering and construction contracts are recognized by the percentage of completion method, which requires estimating the margin that will be obtained prior to the culmination of works. Projections of these margins are determined by management based on their estimated budgets execution and adjusted periodically to reflect actual performance as work is completed. In this regard, management believes that the estimates made at the end of the year are reasonable. When changes occur that were not approved in a project’s original scope of work, income is recognized as equivalent to the cost incurred (i.e. no profit is recognized) until such changes have been approved.

Contract revenue and cost related to contracts are recognized in the company’s consolidated statement of comprehensive income in the accounting periods in which the work was executed. Costs related to the construction contract costs are recognized as works in the consolidated comprehensive income in the accounting periods in which the work was executed. However, any expected and likely cost overruns related to the contract over total expected income under the contract is recognized as an expense immediately. In addition, any change in the estimates under the contract is recognized as a change in accounting estimates in the period in which the change is made and future periods if applicable. In certain construction contracts, the terms of these agreements allow to retain an amount to customers until it culminates with construction. Under these contracts, the total amount cannot be recognized until the construction is finished.

As of December 31, 2017, 2018 and 2019, a sensitivity analysis was performed considering a 10% increase/decrease in the Group’s gross margins, as follows:

	2017	2018	2019
Revenues	2,214,108	1,961,100	2,411,880
Gross profit	106,902	32,685	60,317
%	4.83	1.67	2.50
Plus 10%	5.31	1.84	2.75

Increase in profit before income tax	10,667	3,399	6,010

	117,569	36,084	66,327

Less 10%	4.35	1.50	2.25

Decrease in profit before income tax	(10,667)	(3,399)	(6,010)

	96,235	29,286	54,307

d)	Provision for well closure costs

At December 31, 2019, the present value of the estimated provision for the closure of 189 wells located in Talara amounted to S/50.1 million (S/20.3 million as of December 31, 2018, for the closure of 158 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from reviews of either the date of occurrence or the amount of the present value of the originally estimated obligations (Note 17-d).

The Group estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the consolidated statement of financial position.

The pre-tax discount rate used for the present value calculation was 1.58% for Block I and 1.66% for Block V (2.46% for block I and 2.51% for block V for the year 2018), and 2.33% for Blocks III and IV, (2.98% for the year 2018) based on 3, 5 and 30-year rate used on U.S. bonds effective at December 31, 2018 and 2019.

If on December 31, 2018, and 2019, the estimated rate had increased or decreased by 10%, with all variables held constant, the impact on pre-tax profit would not have been significant.

e)	Impairment of investment in associate and account receivable to Gasoducto Sur Peruano S.A. (GSP)

Based on the termination of the concession agreement, on which Gasoducto Sur Peruano S.A. (GSP) acts as concessionaire (Note 15 a-i), as well as the agreements taken at the end of the year, the Group identified potential impairment indicators affecting the recoverability of its investment. Consequently, the Group impaired the full investment amount.

In that process, the Group has applied judgment to weight the various uncertainties surrounding the amount that can be recovered from this investment. Management has determined the recoverable amount assuming the following key factors: (i) the amount that GSP will recover as a result of a possible public auction, (ii) the liquidation of the company via the GSP Creditor´s meeting, and (iii) the validity of its right to subordinate the Odebrecht Group’s debts in GSP.

The calculation of the impairment estimate assumes a process of liquidation of GSP in accordance with Peruvian legislation, whereby the value of the asset to be recovered is first applied to the payments of liabilities in the different categories of creditors and the remainder, if it is the case, to the payment of the shareholders, taking into account the existing subordination agreements.

As of December 31, 2018 in relation to the amount to be recovered by GSP, the Group is assuming a recovery of the minimum amount established in the concession agreement, which is equivalent to 72.25% of the Net Carrying Amount (NCA) of the Concession assets. This amount, in substance, represents a minimum payment to be obtained by GSP based on a public auction (liquidation) to be set up for the adequate transfer of the Concession’s assets to a new Concessionaire, under the relevant contractual terms and conditions. Additionally, given the situation of non-compliance by the Peruvian State and the situation in which the process of forming the creditors’ meeting was, and according to the opinion of lawyers for similar cases, the term for five years was estimated the recovery of the account receivable.

As of December 31, 2019, as a result of events that occurred during 2019, certain assumptions were changed with respect to the company’s estimated recovery of the net carrying amount (valor contable neto) of GSP. In December 2019, as mentioned in note 1, the Group signed a preliminary settlement and cooperation agreement with Peruvian authorities, and in addition, the creditors’ meeting of GSP remains delayed. Consequently, any legal actions that GSP could initiate in order to collect have also been postponed, and therefore the time expected for the collection of the receivables has increased. As a result, we have estimated a period of 8 years to collect the receivables, and that GSP was likely to recover 50% of the net carrying amount.

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

a)	Main subsidiaries

The following table shows the principal direct and indirect subsidiaries classified by operating segment (Note 7):

Name	Country	Economic activity
Engineering and Construction:

GyM S.A.	Peru, and Colombia	Civil construction, electro-mechanic assembly, buildings management and implementing housing development projects and other related services.

GyM Chile S.p.A.	Chile	Investment funds, investment companies and similar financial entities.

Vial y Vives - DSD S.A.	Chile	Construction engineering projects, civil construction and related technical consultancy, rental of agricultural machinery and equipment, forestry, construction and civil engineering without operator.

GMI S.A.	Peru, Mexico, and Bolivia	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Morelco S.A.S.	Colombia and Ecuador	Providing construction and assembly services, supply of equipment and materials, operation and maintenance and engineering services in the specialties of mechanics, instrumentation and civil works.

Infrastructure:

GMP S.A.	Peru	Oil and oil by-products extraction, operation and exploration services, as well as providing storage and fuel dispatch services.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco - Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C.	Peru	Supply, process and market natural gas and its derivative products.

Concar S.A.	Peru	Highway and roads concessions operation and maintenance.

GyM Ferrovias S.A.	Peru	Concession for the operation of the public transportation system of Lima Metro (Metro de Lima Metropolitana).

Survial S.A.	Peru	Concession for constructing, operating and maintaining Section 1 of the “Southern Inter-oceanic” highway.

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the “Ancon - Huacho - Pativilca” section of the Panamericana Norte road.

Concesion Canchaque S.A.C.	Peru	Concession for operating and maintaining of the Buenos Aires – Canchaque provincial road highway.

Concesionaria Via Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa - Paseo de la Republica in Lima.

Real estate:

VIVA GyM S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Parent company operation:

Adexus S.A.	Chile, Peru, Colombia and Ecuador	IT solutions services.

CAM Holding S.p.A.	Chile	Investment company.

Qualys S.A.	Peru	Human, economic and technological services to the Group’s companies.

Promotora Larcomar S.A.	Peru	Building a hotel complex on a plot of land located in the district of Miraflores.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and sale of office premises in Peru.

Negocios del Gas S.A.	Peru	Investment company for construction, operation, and maintenance of the pipeline system to transport natural gas and liquids.

Inversiones en Autopistas S.A.	Peru	Holding company of shares, participation or any other credit instrument or investment document.

The following table shows the Group’s subsidiaries and related interest as of December 31, 2019:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non-controlling interests (%)
Engineering and Construction:
GyM S.A.	98.87%	—	98.87%	1.13%
- Morelco S.A.S.	—	70.00%	70.00%	30.00%
- GyM Chile S.p.A.	—	100.00%	100.00%	—
- Vial y Vives – DSD S.A.	—	94.49%	94.49%	5.51%
GMI S.A.	89.41%	—	89.41%	10.59%
- Ecología Tecnología Ambiental S.A.C.	—	100.00%	100.00%	—
- GM Ingenieria y Construcción de CV	—	99.00%	99.00%	1.00%
- GM Ingenieria Bolivia S.R.L.	—	98.57%	98.57%	1.43%

Infrastructure:
GMP S.A.	95.00%	—	95.00%	5.00%
- Oiltanking Andina Services S.A.	—	50.00%	50.00%	50.00%
- Transportadora de Gas Natural Comprimido Andino S.A.C.	—	99.93%	99.93%	0.07%
Concar S.A.	100.00%	—	100.00%	—
GyM Ferrovias S.A.	75.00%	—	75.00%	25.00%
Survial S.A.	100.00%	—	100.00%	—
Norvial S.A.	18.20%	48.80%	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	0.04%	100.00%	—
Concesionaria Vía Expresa Sur S.A.	99.98%	0.02%	100.00%	—

Real Estate:
Viva GyM S.A.	56.22%	43.32%	99.54%	0.46%

Parent company operations:
Qualys S.A ( Previously Generadora Arabesco S.A.)	100.00%	—	100.00%	—
Promotora Larcomar S.A.	46.55%	—	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	—
Agenera S.A.	99.00%	1.00%	100.00%	—
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	—
Cam Holding S.p.A.	100.00%	—	100.00%	—
Adexus S.A.	100.00%	—	100.00%	—

The following table shows the Group’s subsidiaries and related interest as of December 31, 2018:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non-controlling interests (%)
Engineering and Construction:
GyM S.A.	98.24%	—	98.24%	1.76%
- Morelco S.A.S.	—	70.00%	70.00%	30.00%
- GyM Chile S.p.A.	—	94.49%	99.99%	0.01%
- Vial y Vives – DSD S.A.	—	94.49%	94.49%	5.51%
GMI S.A.	89.41%	—	89.41%	10.59%
- Ecología Tecnología Ambiental S.A.C.	—	—	99.99%	0.01%
- GM Ingenieria y Construcción de CV	—	—	99.00%	1.00%
- GM Ingenieria Bolivia S.R.L.	—	—	99.00%	1.00%

Infrastructure:
GMP S.A.	95.00%	—	95.00%	5.00%
- Oiltanking Andina Services S.A.	—	50.00%	50.00%	50.00%
- Transportadora de Gas Natural Comprimido Andino S.A.C.	—	99.93%	99.93%	0.07%
Concar S.A.	99.99%	—	99.99%	0.01%
GyM Ferrovias S.A.	75.00%	—	75.00%	25.00%
Survial S.A.	99.99%	—	99.99%	0.01%
Norvial S.A.	67.00%	—	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	—	99.96%	0.04%
Concesionaria Vía Expresa Sur S.A.	99.98%	0.02%	100.00%	—

Real Estate:
Viva GyM S.A.	63.44%	36.10%	99.54%	0.46%

Parent company operations:
Qualys S.A (Previously Generadora Arabesco S.A.)	99.00%	—	99.00%	1.00%
Promotora Larcomar S.A.	46.55%	—	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	—
Agenera S.A.	99.00%	1.00%	100.00%	—
Inversiones en Autopistas S.A.	100.00%	—	—	—
Cam Holding S.p.A.	100.00%	—	100.00%	—
Adexus S.A.	99.99%	0.01%	100.00%	—

All investments in subsidiaries have been included in the consolidation. The proportion of voting rights in such subsidiaries is held directly by the Company and does not differ significantly from the proportion of shares held.

In June 2018, the Company expanded its shareholding to 100% of the subsidiary Adexus S.A. (Note 32-a).

In 2018, the subsidiary Cam Servicios del Perú S.A. was sold, as well as the following indirect subsidiaries: i) Stracon GyM S.A. through GyM S.A. and ii) Cam Chile S.p.A., through Cam Holding S.p.A. In that year, these investments were deconsolidated by the Company, and their operations are shown in Note 36.

As of December 31, the non-controlling interest is attributed to the following subsidiaries:

	2018	2019
Viva GyM S.A. and subsidiaries	168,612	168,839
GyM S.A. and subsidiaries	67,639	61,569
Norvial S.A.	65,918	63,031
GMP S.A.	23,424	24,413
GyM Ferrovias S.A.	55,986	77,564
Promotora Larcomar S.A.	13,121	3,058
Other	6,871	(199)

	401,571	398,275

In December 2019, the subsidiary Viva GyM S.A. through the General Shareholders’ Meeting, agreed to capitalize its supplementary premium for the amount of S/65.3 million to subsequently reduce the share capital in a non-proportional manner by returning contributions amounting to S/82.3 million. The return did not generate cash outflow as the reciprocal obligations between its shareholders with the subsidiary were offset. Consequently, the Company modified its participation in its subsidiary from 63.4% to 56.2%, in turn its subsidiary GyM S.A. (also a shareholder of Viva GyM S.A.) modified its stake from 36.1% to 43.3%.

In addition, in December 2019 the subsidiary GyM S.A. through the General Shareholders’ Meeting agreed to the capital increase for monetary contributions in the amount of S/146.1 million. Minority shareholders voluntarily waived the pre-emptive subscription right, causing the Company’s participation percentage to increase from 98.2% to 98.9%.

Summarized financial information of subsidiaries with material non-controlling interests

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group.

Summarized statement of financial position

	Viva GyM S.A. and subsidiaries		GyM S.A. and subsidiaries		Norvial S.A.		GyM Ferrovías S.A.
	At December 31,		At December 31,		At December 31,		At December 31,
	2018	2019	2018	2019	2018	2019	2018	2019
Current:
Assets	720,976	591,402	1,262,588	1,232,486	109,778	84,889	534,148	449,180
Liabilities	(310,132)	(263,592)	(1,467,953)	(1,491,747)	(66,506)	(53,715)	(563,081)	(93,879)

Current net assets (liabilities)	410,844	327,810	(205,365)	(259,261)	43,272	31,174	(28,933)	355,301

Non-current:
Assets	98,504	121,529	980,653	1,100,218	462,739	442,186	974,688	623,033
Liabilities	(37,154)	(37,851)	(413,026)	(486,924)	(306,261)	(282,358)	(716,946)	(668,080)

Non-current net assets (liabilities)	61,350	83,678	567,627	613,294	156,478	159,828	257,742	(45,047)

Net assets	472,194	411,488	362,262	354,033	199,750	191,002	228,809	310,254

Summarized income statement

	Viva GyM S.A. and subsidiaries		GyM S.A. and subsidiaries		Norvial S.A.		GyM Ferrovías S.A.
	For the year ended		For the year ended		For the year ended		For the year ended
	2018	2019	2018	2019	2018	2019	2018	2019
Revenue	630,130	264,401	1,704,998	2,279,786	163,117	272,679	577,993	397,853

Profit (loss) before income tax	226,945	30,729	(154,452)	(116,081)	21,104	24,067	116,822	121,079
Income tax	(69,166)	(7,000)	18,559	(30,843)	(3,885)	(6,815)	(35,524)	(39,634)

Profit (loss) for the year	157,779	23,729	(135,893)	(146,924)	17,219	17,252	81,298	81,445
Discontinued operations	—	—	44,096	—	—	—	—	—
Other comprehensive income	—	—	(14,061)	(7,436)	—	—	—	—

Total comprehensive income for the year	157,779	23,729	(105,858)	(154,360)	17,219	17,252	81,298	81,445

Dividends paid to non-controlling interest (Note 35-d)	84,870	—	4,241	—	8,184	8,580	—	—

Summarized statement of cash flows

	Viva GyM S.A. and subsidiaries		GyM S.A. and subsidiaries		Norvial S.A.		GyM Ferrovías S.A.
	For the year ended		For the year ended		For the year ended		For the year ended
	2018	2019	2018	2019	2018	2019	2018	2019
Net cash provided from operating activities	259,992	28,791	148,754	(25,502)	70,939	12,514	(161,318)	379,882
Net cash (applied to) provided from investing activities	(8,460)	(2,613)	233,150	(20,173)	(2)	(33)	1,928	2,845
Net cash (applied to) provided from financing activities	(255,979)	(58,722)	(388,836)	209,514	(43,536)	(46,045)	189,495	(273,009)

(Decrease) increase in cash and cash equivalents, net	(4,447)	(32,544)	(6,932)	163,839	27,401	(33,564)	30,105	109,718
Cash and cash equivalents at the beginning of the year	97,709	93,262	179,560	172,628	72,449	99,850	161,073	191,178

Cash and cash equivalents at the end of the year	93,262	60,718	172,628	336,467	99,850	66,286	191,178	300,896

The information above is the amount before inter-company eliminations.

b)	Public services concessions

The Group has public service concessions. When applicable, the income attributable to the construction or restoration of infrastructure has been accounted for by applying the models described in Note 2.5 (financial asset model, intangible asset and forked model).

After the termination of the Contract between TGNCA and the Ministry of Energy and Mines, Management is preparing new gas compression and liquefaction projects. Additionally, it is evaluating the centralization of the gas business through this vehicle, a decision that must be approved by the Board of Directors in 2020.

In all the Group’s concessions, the infrastructure returns to the Grantor at the end of the Contract.

The concessions held by the Group are as follows as of December 31, 2018 and 2019:

Name of Concession	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model
Survial S.A.	This company operates and maintains a 750 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road. The road has five toll stations and three weigh stations.	US$99 million	Transaction secured by the Peruvian Government involving from annual payments for the maintenance and operation of the road, which is in charge of the Peruvian Ministry of Transport and Communications (MTC).	99.90%	2032	Financial asset

Canchaque S.A.C.	This company operates and periodically maintains a 78 km road which connects the towns of Buenos Aires and Canchaque, in Peru. The road has one toll station.	US$31 million (US$29 million in 2018)	Transaction secured by the Peruvian Government regardless the traffic volume. Revenue is secured by an annual minimum amount of US$0.3 million.	99.96%	2025	Financial asset

Concesionaria. La Chira S.A.	Designing, financing, constructing, operating and maintaining project called “Planta de Tratamiento de Aguas Residuales y Emisario Submarino La Chira”. The Project will treat approximately 25% of wastewaters in Lima.	S/250 million	Transaction secured by the Peruvian Government consisting of monthly and quarterly payments settled by Sedapal´s collection trust.	50.00%	2036	Financial asset

GyM Ferrovias S.A.	Concession for the operation of Line 1 of Lima Metro, Peru’s only urban railway system in Lima city, which includes (i) operation and maintenance of the existing trains (24 initial investment trains and 20 additional trains), (ii) operation and maintenance of the railway system (railway and infrastructure).	S/642 million	Transaction secured by the Peruvian Government involving a quarterly payment received from MTC based on km travelled per train.	75.00%	2041	Financial asset

Name of Concession	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model
Norvial S.A.	The Company operates and maintains the highway that connects Lima to the northwest of Peru. This 183 km road known as Red Vial 5 runs from the cities of Ancon to Pativilca and has three toll stations.	US$187 million (US$152 million in 2018)	From users (self-financed concession; revenue is derived from collection of tolls).	67.00%	2028	Intangible

Via Expresa Sur S.A.	The Company obtained the concession for designing, financing, building, operating and maintaining the infrastructure associated with the Via Expresa Sur Project. This project involves the second stage expansion of the Via Expresa - Paseo de la Republica,between Republica de Panama Avenue and and Panamericana highway.	US$197 million	The contract gives the right of collection from users; however the Peruvian Government shall pay the difference when the operating revenue obtained is below US$18 million during the first two years and US$19.7 million from the third year to the fifteenth year of the effective period of the financing, with a ceiling of US$10 million. In June 2017, the contract was suspended temporarily for one year by agreement between the Concessionaire and the grantor. The suspension was extended until June 2020.	99.98%	2053	Bifurcated

c)	Main joint operations

At December 31, 2019, the Group is a partner to 51 Joint Operations with third parties (51 at December 31, 2018 and 64 at December 31, 2017). The table below lists the Group’s major Joint Operations.

	Percentage of interest
Joint operations	2017	2018	2019
Graña y Montero S.A.A.
- Concesionaria La Chira S.A.	50%	50%	50%

GyM S.A.
- Consorcio CDEM	85%	85%	85%
- Consorcio Huacho Pativilca	67%	67%	67%
- Consorcio GyM – CONCIVILES	67%	67%	67%
- Consorcio AMDP norte	50%	50%	—
- Consorcio Chicama - Ascope	50%	50%	50%
- Consorcio Constructor Alto Cayma	50%	50%	50%
- Consorcio Energía y Vapor	50%	50%	50%
- Consorcio Ermitaño	50%	50%	50%
- Consorcio GyM Sade Skanska	50%	50%	50%
- Consorcio GYM-OSSA	—	—	50%
- Consorcio GyM-Stracon	—	50%	50%
- Consorcio HV GyM	50%	50%	50%
- Consorcio La Chira	50%	50%	50%
- Consorcio Lima Actividades Comerciales Sur	50%	50%	50%
- Consorcio Lima Actividades Sur	50%	50%	50%
- Consorcio Menegua	50%	50%	50%
- Consorcio para la Atención y Mantenimiento de Ductos	40%	40%	—
- Consorcio Rio Mantaro	50%	50%	50%
- Consorcio Río Urubamba	50%	50%	50%
- Consorcio TNT Vial y Vives - DSD Chile LTDA	50%	50%	50%
- Constructora Incolur DSD Limitada	50%	50%	50%
- Consorcio Alto Cayma	49%	49%	49%
- Consorcio La Gloria	49%	49%	49%
- Consorcio Norte Pachacutec	49%	49%	49%
- Consorcio Italo Peruano	48%	48%	48%
- Consorcio Vial Quinua	46%	46%	46%
- Consorcio Constructor Ductos del Sur	29%	29%	29%
- Consorcio Constructor Chavimochic	27%	27%	27%
- Consorcio Vial ICAPAL	10%	10%	10%

GMP S.A.
- Consorcio Terminales	50%	50%	50%
- Terminales del Perú	50%	50%	50%

	Percentage of interest
Joint operations	2017	2018	2019
CONCAR S.A.
- Consorcio Ancón-Pativilca	67%	67%	67%
- Consorcio Peruano de Conservación	50%	50%	50%
- Consorcio Manperán	67%	67%	67%
- Consorcio Vial Sierra	50%	100%	50%
- Consorcio Vial Ayahuaylas	99%	99%	99%
- Consorcio Vial Sullana	99%	99%	99%
- Consorcio Vial del Sur	99%	99%	99%

Viva GyM S.A.
- Consorcio Panorama	35%	—	—

GMI S.A.
- Consorcio Vial la Concordia	88%	88%	88%
- Consorcio GMI- Haskoningdhv	—	70%	70%
- Consorcio Supervisor Ilo	55%	55%	55%
- Consorcio Poyry-GMI	40%	40%	40%
- Consorcio Internacional Supervisión Valle Sagrado	33%	33%	33%
- Consorcio Ecotec - GMI - PIM	—	30%	30%
- Consorcio Ribereño Chinchaycamac	—	—	40%

All the joint agreements listed above are operated in Peru, Chile and Colombia.

On November 2, 2019, the operation contract of Consorcio Terminales of the subsidiary GMP S.A., corresponding to the terminals of Pisco, Mollendo, Ilo, Cusco and Juliaca, was terminated, and the assets and operations were delivered to Petroperú. Currently, it is in the process of liquidating assets and liabilities.

The main activities of the joint operations correspond to:

Joint Operations in	Economic activity
Graña y Montero S.A.A.	Construction, operation and maintenance of La Chira wastewater treatment plant in the south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

GyM S.A.	These joint operations were created exclusively for the development of construction contracts.

GMP S.A.	Consorcio Terminales and Terminales del Peru provide services for receiving, storing, shipping and transporting liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

CONCAR S.A.	Concar’s joint operations provides rehabilitation service, routine and periodic maintenance of the road, and road conservation and preservation services.

GMI S.A.	Engineering consulting services in, study and project execution, project management and Works supervision.

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

The Group’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate and (iv) parent company operations.

As set forth under IFRS 8, reportable segments based on the level of revenue is: ‘engineering and construction’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

The revenues derived from foreign operations (Chile y Colombia) comprise 14% of the Group’s total revenue reported in 2019 (20.3% in 2018 and 10.6% in 2017).

Sales between segments are carried out at arm’s length, are not material, and are eliminated on consolidation. The revenue from external parties is measured in a manner consistent with that in the income statement. The sale of goods relates to the real estate segment. Revenue from services relate to all other segments.

Group sales and receivables are not concentrated in a few private customers. There is no external customer that represents 10% or more of the Group’s revenue.

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

d)	Parent Company Operation corresponds to services provided to related entities of the Group such as strategic and functional advisory services and operational leasing of offices.

The Executive Committee uses adjusted earnings before interest, tax, depreciation, and amortization (EBITDA) to assess the performance of operating segments. In 2019, additional provisions were considered for some of the Group´s assets, such as impairment of investments, impairment of account receivables, impairment of goodwill, provision for civil repair and legal claims.

Profit before income tax reconciles to EBITDA as follows:

EBITDA

	2017	2018	2019
Net profit (loss)	209,238	57,415	(838,642)
Financial income and expenses	137,035	197,057	157,053
Income tax	46,305	113,318	319,957
Depreciation and amortization	179,725	189,509	202,630

EBITDA (*)	572,303	557,299	(159,002)

(*) Discontinued operations not included

EBITDA for each segment is as follows:

	2017	2018	2019
Engineering and construction	119,987	19,243	2,885
Infrastructure	300,935	411,502	355,296
Real estate	177,286	240,991	76,239
Parent company operations	125,938	(27,803)	(1,077,259)
Intercompany eliminations	(151,843)	(86,634)	483,837

EBITDA	572,303	557,299	(159,002)

Backlog refers to the expected future revenue undersigned contracts and legally binding letters of intent. The breakdown by operating segments as of December 31, 2019, and the dates in which they are estimated to be realized is shown in the following table:

As of December 31, 2019
Engineering and Construction	3,018,822
Infrastructure	1,837,305
Real estate	209,893
Intercompany eliminations	(434,039)

4,631,981

The following table shows the Group’s financial statements by operating segments:

Operating segments financial position

Segment reporting

		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated
As of December 31, 2018
Assets.-
Cash and cash equivalent	177,455	34,816	168,460	191,178	6,700	93,262	129,269	—	801,140
Trade accounts receivables, net	583,842	54,350	78,013	226,919	598	63,038	1,068	—	1,007,828
Work in progress, net	24,962	—	—	—	—	—	3,576	—	28,538
Accounts receivable from related parties	203,583	492	40,820	758	9,930	60,759	98,308	(379,747)	34,903
Other accounts receivable	386,467	37,611	28,492	31,012	199	55,508	49,160	2	588,451
Inventories, net	27,852	18,823	9,206	25,282	—	448,328	—	(15,444)	514,047
Prepaid expenses	3,825	1,345	3,068	874	135	81	1,221	—	10,549

	1,407,986	147,437	328,059	476,023	17,562	720,976	282,602	(395,189)	2,985,456
Non-current assets classified as held for sale	—	—	—	—	—	—	247,798	—	247,798

Total current assets	1,407,986	147,437	328,059	476,023	17,562	720,976	530,400	(395,189)	3,233,254

Long-term trade accounts receivable, net	14,455	—	33,380	966,202	—	6,030	—	—	1,020,067
Long-term work in progress, net	—	—	32,212	—	—	—	—	—	32,212
Long-term accounts receivable from related parties	254,660	—	39,341	—	—	—	744,655	(260,430)	778,226
Prepaid expenses	—	—	28,214	5,152	840	—	—	(509)	33,697
Other long-term accounts receivable	77,028	63,797	7,058	64,817	7,346	30,268	52,645	(2)	302,957
Investments in associates and joint ventures	114,676	7,230	—	—	—	5,604	2,213,023	(2,082,768)	257,765
Investment property	—	—	—	—	—	29,133	—	—	29,133
Property, plant and equipment, net	205,678	171,430	14,585	1,586	109	9,237	69,088	(1,159)	470,554
Intangible assets, net	160,088	183,614	466,153	749	—	1,105	23,514	11,872	847,095
Deferred income tax asset	166,624	5,025	11,876	—	620	17,127	218,201	5,963	425,436

Total non-current assets	993,209	431,096	632,819	1,038,506	8,915	98,504	3,321,126	(2,327,033)	4,197,142

Total assets	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Liabilities.-
Borrowings	232,409	26,621	15,384	209,463	—	133,105	209,492	—	826,474
Bonds	—	—	25,745	13,422	—	—	—	—	39,167
Trade accounts payable	777,130	49,254	61,233	104,652	121	31,173	55,968	—	1,079,531
Accounts payable to related parties	179,351	1,933	46,099	65,256	58	35,085	91,754	(363,595)	55,941
Current income tax	5,898	2,797	1,398	9,888	226	4,219	1,381	—	25,807
Other accounts payable	389,896	13,147	72,823	11,677	631	106,286	38,209	—	632,669
Provisions	521	5,412	—	—	—	264	—	—	6,197
Non-current liabilities classified as held for sale	—	—	—	—	—	—	225,828	—	225,828

Total current liabilities	1,585,205	99,164	222,682	414,358	1,036	310,132	622,632	(363,595)	2,891,614

Borrowings	9,314	87,166	556	—	—	10,684	268,478	—	376,198
Long-term bonds	—	—	299,637	598,238	—	—	—	—	897,875
Other long-term accounts payable	357,146	—	31,477	154,756	1,656	26,470	2,605	—	574,110
Long-term accounts payable to related parties	8,880	—	1,167	81,207	23,445	—	183,826	(276,676)	21,849
Provisions	32,122	20,234	—	—	—	—	51,055	—	103,411
Derivative financial instruments	—	61	—	—	—	—	—	—	61
Deferred income tax liability	5,564	24,541	7,010	37,178	—	—	1,054	—	75,347

Total non-current liabilities	413,026	132,002	339,847	871,379	25,101	37,154	507,018	(276,676)	2,048,851

Total liabilities	1,998,231	231,166	562,529	1,285,737	26,137	347,286	1,129,650	(640,271)	4,940,465

Equity attributable to controlling interest in the Company	331,178	323,943	332,406	171,594	340	193,483	2,708,803	(1,973,387)	2,088,360
Non-controlling interest	71,786	23,424	65,943	57,198	—	278,711	13,073	(108,564)	401,571

Total liabilities and equity	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Operating segments financial position

Segment reporting

		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated
As of December 31, 2019
Assets.-
Cash and cash equivalent	372,991	53,118	123,020	300,896	6,388	60,718	31,847	—	948,978
Trade accounts receivables, net	531,591	63,402	44,513	97,059	1,168	83,019	985	—	821,737
Work in progress, net	49,457	—	—	—	—	—	—	—	49,457
Accounts receivable from related parties	202,181	369	43,852	1,853	—	1,144	99,794	(312,535)	36,658
Other accounts receivable	327,977	30,853	30,228	18,548	109	9,509	27,274	2	444,500
Inventories, net	57,093	32,366	7,109	30,594	—	437,012	—	(11,601)	552,573
Prepaid expenses	6,812	1,271	2,779	231	133	—	122	—	11,348

	1,548,102	181,379	251,501	449,181	7,798	591,402	160,022	(324,134)	2,865,251
Non-current assets classified as held for sale	2,398	—	—	—	—	—	203,020	—	205,418

Total current assets	1,550,500	181,379	251,501	449,181	7,798	591,402	363,042	(324,134)	3,070,669

Long-term trade accounts receivable, net	97,256	—	36,273	619,086	—	587	—	—	753,202
Long-term work in progress, net	—	—	23,117	—	—	—	—	—	23,117
Long-term accounts receivable from related parties	290,966	—	836	—	10,475	—	552,687	(308,023)	546,941
Prepaid expenses	—	887	24,462	2,307	788	—	—	(510)	27,934
Other long-term accounts receivable	113,879	63,649	5,156	—	7,346	50,449	59,844	—	300,323
Investments in associates and joint ventures	109,839	8,006	—	—	—	6,062	1,495,422	(1,582,294)	37,035
Investment property	1,450	—	—	—	—	26,876	—	—	28,326
Property, plant and equipment, net	186,589	184,819	11,106	841	153	11,742	49,779	(1,159)	443,870
Intangible assets, net	136,547	244,901	443,420	794	—	1,029	19,490	7,134	853,315
Right-of-use assets, net	5,638	24,038	3,860	5	7	5,048	55,532	(15,315)	78,813
Deferred income tax asset	176,740	4,741	13,054	—	720	19,736	20,752	5,176	240,919

Total non-current assets	1,118,904	531,041	561,284	623,033	19,489	121,529	2,253,506	(1,894,991)	3,333,795

Total assets	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Liabilities.-
Borrowings	180,535	42,760	2,383	5	6	116,231	121,379	(9,039)	454,260
Bonds	—	—	28,995	15,742	—	—	—	—	44,737
Trade accounts payable	932,142	67,444	34,762	28,508	132	39,645	33,488	—	1,136,121
Accounts payable to related parties	206,907	2,233	35,554	21,024	—	23,437	58,951	(309,190)	38,916
Current income tax	18,451	961	3,710	23,887	—	704	286	—	47,999
Other accounts payable	441,271	16,721	53,987	4,713	835	83,345	34,433	—	635,305
Provisions	6,031	18,459	6,183	—	—	230	82,580	—	113,483
Non-current liabilities classified as held for sale	—	—	—	—	—	—	210,025	—	210,025

Total current liabilities	1,785,337	148,578	165,574	93,879	973	263,592	541,142	(318,229)	2,680,846

Borrowings	32,620	116,218	2,070	—	—	11,010	190,671	(7,783)	344,806
Long-term bonds	—	—	276,550	602,755	—	—	—	—	879,305
Other long-term accounts payable	222,887	—	15,989	2,176	2,106	26,841	3,102	—	273,101
Long-term accounts payable to related parties	120,255	—	836	22,583	23,784	—	165,286	(310,161)	22,583
Provisions	80,125	40,268	24,691	1,394	—	—	68,474	—	214,952
Derivative financial instruments	—	52	—	—	—	—	—	—	52
Deferred income tax liability	31,037	36,476	5,806	39,172	—	—	243	—	112,734

Total non-current liabilities	486,924	193,014	325,942	668,080	25,890	37,851	427,776	(317,944)	1,847,533

Total liabilities	2,272,261	341,592	491,516	761,959	26,863	301,443	968,918	(636,173)	4,528,379

Equity attributable to controlling interest in the Company	330,992	346,415	258,223	232,692	424	137,542	1,644,707	(1,473,185)	1,477,810
Non-controlling interest	66,151	24,413	63,046	77,563	—	273,946	2,923	(109,767)	398,275

Total liabilities and equity	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Operating segment performance

Segment Reporting

		Infrastructure
	Engineering						Parent
	and				Water	Real	Company
	construction	Energy	Toll roads	Transportation	treatment	estate	operations	Eliminations	Consolidated
For the year ended December 31, 2017 -
Revenue	2,331,907	436,876	642,127	365,771	3,152	647,535	70,050	(483,405)	4,014,013
Gross profit (loss)	176,473	71,825	139,196	48,696	445	147,383	(37,771)	(43,795)	502,452
Administrative expenses	(188,162)	(15,854)	(32,453)	(15,279)	(317)	(21,189)	(100,968)	51,768	(322,454)
Other income and expenses, net	(46,445)	5,138	1,061	5	—	(3,700)	10,512	560	(32,869)
Gain from the sale of investments	—	—	—	—	—	49,002	(18,672)	4,215	34,545

Operating (loss) profit	(58,134)	61,109	107,804	33,422	128	171,496	(146,899)	12,748	181,674
Financial expenses	(46,655)	(13,423)	(6,892)	(8,000)	(50)	(21,918)	(81,310)	27,471	(150,777)
Financial income	8,491	1,965	3,257	3,606	26	3,569	35,431	(42,603)	13,742
Share of profit or loss in associates and joint ventures	30,982	1,584	—	—	—	456	142,595	(175,144)	473

(Loss) profit before income tax	(65,316)	51,235	104,169	29,028	104	153,603	(50,183)	(177,528)	45,112
Income tax	877	(13,151)	(32,290)	(9,544)	(228)	(35,900)	44,032	(101)	(46,305)

(Loss) profit from continuing operations	(64,439)	38,084	71,879	19,484	(124)	117,703	(6,151)	(177,629)	(1,193)
Profit (Loss) from discontinuing operations	76,837	—	—	—	—	—	123,603	9,991	210,431

(Loss) profit for the year	12,398	38,084	71,879	19,484	(124)	117,703	117,452	(167,638)	209,238

(Loss) profit from attributable to:
Owners of the Company	12,078	33,714	55,620	14,613	(124)	48,647	125,182	(140,992)	148,738
Non-controlling interest	320	4,370	16,259	4,871	—	69,056	(7,730)	(26,646)	60,500

	12,398	38,084	71,879	19,484	(124)	117,703	117,452	(167,638)	209,238

Operating segment performance

Segment Reporting

		Infrastructure
	Engineering						Parent
	and				Water	Real	Company
	construction	Energy	Toll roads	Transportation	treatment	estate	operations	Eliminations	Consolidated
For the year ended December 31, 2018 -
Revenue	1,960,863	560,506	733,148	586,329	3,270	630,130	62,098	(636,882)	3,899,462
Gross profit (loss)	62,095	120,360	107,092	122,567	592	287,959	(10,564)	(15,612)	674,489
Administrative expenses	(136,066)	(20,898)	(35,626)	(12,007)	(296)	(50,730)	(62,890)	40,080	(278,433)
Other income and expenses, net	(13,515)	1,243	(11)	31	—	(1,971)	(47,779)	660	(61,342)

Operating (loss) profit	(87,486)	100,705	71,455	110,591	296	235,258	(121,233)	25,128	334,714
Financial expenses	(82,861)	(15,631)	(26,691)	(20,604)	6	(11,859)	(115,077)	24,735	(247,982)
Financial income	15,122	4,593	2,560	35,147	554	3,556	31,752	(42,359)	50,925
Share of profit or loss in associates and joint ventures	11,366	1,608	—	—	—	(10)	84,138	(100,811)	(3,709)

(Loss) profit before income tax	(143,859)	91,275	47,324	125,134	856	226,945	(112,076)	(101,651)	133,948
Income tax	14,361	(26,275)	(15,737)	(38,017)	(517)	(69,166)	22,867	(834)	(113,318)

(Loss) profit from continuing operations	(129,498)	65,000	31,587	87,117	339	157,779	(89,209)	(102,485)	20,630
Profit (Loss) from discontinuing operations	44,096	—	—	—	—	—	(3,709)	(3,602)	36,785

(Loss) profit for the year	(85,402)	65,000	31,587	87,117	339	157,779	(92,918)	(106,087)	57,415

(Loss) profit from attributable to:
Owners of the Company	(86,857)	59,866	26,731	65,338	339	28,921	(85,715)	(91,811)	(83,188)
Non-controlling interest	1,455	5,134	4,856	21,779	—	128,858	(7,203)	(14,276)	140,603

	(85,402)	65,000	31,587	87,117	339	157,779	(92,918)	(106,087)	57,415

Operating segment performance

Segment Reporting

		Infrastructure
	Engineering						Parent
	and				Water	Real	Company
	construction	Energy	Toll roads	Transportation	treatment	estate	operations	Eliminations	Consolidated
For the year ended December 31, 2019 -
Revenue	2,797,326	552,584	633,301	397,853	3,555	264,401	87,476	(651,492)	4,085,004
Gross profit (loss)	98,362	108,291	96,164	119,464	500	70,787	(2,168)	(49,637)	441,763
Administrative expenses	(141,421)	(24,230)	(28,623)	(17,991)	(397)	(22,045)	(40,402)	61,201	(213,908)
Other income and expenses, net	9,937	606	(47,998)	(2,661)	12	20,020	(305,749)	(921)	(326,754)
Gain from sale of investments	—	—	—	—	—	—	—	—	—

Operating (loss) profit	(33,122)	84,667	19,543	98,812	115	68,762	(348,319)	10,643	(98,899)
Financial expenses	(74,171)	(13,266)	(27,297)	(10,948)	(12)	(42,320)	(101,914)	38,219	(231,709)
Financial income	5,643	2,033	2,245	33,215	826	3,829	73,832	(46,967)	74,656
Dividends	—	—	—	—	—	—	12,688	(12,688)	—
Share of profit or loss in associates and joint ventures	(3,558)	2,293	—	—	—	458	(711,962)	493,995	(218,774)

(Loss) profit before income tax	(105,208)	75,727	(5,509)	121,079	929	30,729	(1,075,675)	483,202	(474,726)
Income tax	(35,457)	(22,911)	(17,112)	(39,634)	(506)	(7,000)	(196,219)	(1,118)	(319,957)

(Loss) profit from continuing operations	(140,665)	52,816	(22,621)	81,445	423	23,729	(1,271,894)	482,084	(794,683)
Loss from discontinuing operations	—	—	—	—	—	—	(42,857)	(1,102)	(43,959)

(Loss) profit for the year	(140,665)	52,816	(22,621)	81,445	423	23,729	(1,314,751)	480,982	(838,642)

(Loss) profit from attributable to:
Owners of the Company	(137,110)	48,056	(28,270)	61,084	423	(4,995)	(1,304,675)	480,766	(884,721)
Non-controlling interest	(3,555)	4,760	5,649	20,361	—	28,724	(10,076)	216	46,079

	(140,665)	52,816	(22,621)	81,445	423	23,729	(1,314,751)	480,982	(838,642)

Segments by geographical area

	2017	2018	2019
Revenues:
- Peru	3,589,048	3,347,540	3,454,959
- Chile	371,986	226,891	388,284
- Colombia	50,829	325,031	241,761
- Bolivia	2,150	—	—

	4,014,013	3,899,462	4,085,004

Non-current assets:
- Peru	4,164,342	3,896,920	3,063,146
- Chile	407,152	142,383	146,891
- Colombia	203,203	157,839	123,758
- Bolivia	149	—	—
- Guyana	878	—	—

	4,775,724	4,197,142	3,333,795

8	FINANCIAL INSTRUMENTS

8.1	Financial instruments by category

The classification of financial assets and liabilities by category is as follows:

	At December, 31
	2018	2019
Financial assets according to the statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	801,140	948,978
- Trade accounts receivable and other accounts receivable (excluding financial assets)	1,302,358	1,258,476
- Financial assets related to concession agreements	1,227,994	748,365
- Accounts receivable from related parties	813,129	36,658

	4,144,621	2,992,477

Financial assets related to concession agreements are recorded in the consolidated statement of financial position as the line items short-term trade accounts receivable and long-term trade accounts receivable.

	At December, 31
	2018	2019
Financial liabilities according to the statement of financial position
Other financial liabilities at amortized cost:
- Other financial liabilities	1,169,184	695,870
- Finance leases	33,488	22,980
- Lease liability for right-of-use asset	—	80,216
- Bonds	937,042	924,042
- Trade and other accounts payable (excluding non-financial liabilities)	1,453,933	1,364,131
- Accounts payable to related parties	77,790	61,499

	3,671,437	3,148,738

Hedging derivatives:
- Derivative financial instruments	61	52

8.2	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed with reference to external risk ratings (if they exist), or based on historical information on the default rates of their counterparties.

As of December 31, the credit quality of financial assets is presented below:

	At December 31,
	2018	2019
Cash and cash equivalents (*)
Banco de Credito del Peru (A+)	350,403	302,743
Banco Continental (A+)	114,067	186,238
Citibank (A)	134,990	183,719
Banco Scotiabank (A+)	73,039	64,101
Banco de la Nacion (A)	23,766	56,085
Credicorp Capital Colombia (AAA)	—	44,338
Banco Interbank (A)	14,075	41,681
JP Morgan (AAA)	257	17,853
Santander Colombia (AAA)	—	15,183
Banco Scotiabank - Chile (A+)	—	9,801
Banco Bogota (BB+)	16,782	7,255
Banco Santander - Chile (AAA)	3,325	5,817
Banco Santander - Perú (A)	12,221	114
Fondo de Inversion Alianza (AA+)	39,051	46
Banco de crédito e Inversiones - Chile (AA+)	5,909	—
Others	8,312	7,017

	796,197	941,991

The risk ratings in the previous table of “A” and “AAA” represent high quality ratings. For banks in Peru, these risk ratings are obtained from the risk rating agencies authorized by the Superintendence of Banking, Insurance and AFP (SBS). For banks in Chile, ratings are obtained from the risk rating agencies authorized by the Superintendence of Securities and Insurance (SVS) of Chile (Fitch Chile Clasificadora de Riesgo Ltda. and ICR International Credit Rating Cia Clasificadora de Riesgo Ltda.). For banks in Colombia, ratings are obtained from the following financial institutions: Fitch Ratings, Value and Risk Rating S.A., BRC Standard and Poor’s Rating and Technical Committee of BRC Investor Services S.A. SCV.

(*)	The difference between the balances shown and the balances of the statement of financial position correspond to cash and remittances in transit (Note 9).

The credit quality of customers is assessed in three categories (internal classification):

A:	New customers/related parties (less than six months),

B:	Existing customers/related parties (with more than six months of trade relationship) with no previous default history; and

C:	Existing customers/related parties (with more than six months of trade relationship) with previous default history.

	2018	2019
Trade accounts receivable (Note 10)
Counterparties with no external risk rating
A	302,369	58,999
B	1,579,400	1,373,424
C	146,126	142,516

	2,027,895	1,574,939

Receivable from related parties and joint operators (Note 12)
B	813,129	583,599

The total balance of trade accounts receivable and accounts receivable from related parties is subject to the terms and conditions of the respective contract, none of which has been renegotiated.

9	CASH AND CASH EQUIVALENTS

At December 31 this account comprises:

	2018	2019
Cash on hand	1,377	1,323
Remittances in-transit	3,566	5,664
Bank accounts	313,253	223,378
Escrow account (a)	334,579	552,439
Time deposits (b)	148,365	166,174

	801,140	948,978

(a)

The Group maintains trust accounts in local and foreign banks that includes reserve funds for bond payments issued by the subsidiaries GyM Ferrovias S.A. and Norvial S.A. for the year 2019 S/181 million and S/18 million, respectively (for the year 2018 S/133 million and S/13 million, respectively), as shown in the following detail:

	2018	2019
Reserve funds issued bonds	146,590	199,192
Real estate projects	38,961	31,794
Engineering and construction projects Colombia	39,084	44,457
Engineering and construction projects Peru	47,538	192,069
Infrastructure projects	62,406	84,927

	334,579	552,439

(b)	Time deposits have maturities less than 90 days and may be renewed upon maturity. These deposits earn interest that fluctuates between 1.15% and 2.85%.

	Financial entities	Interest rate	2018	2019
GyM Ferrovias S.A.	Banco de Credito del Peru	2.70%	32,000	32,300
GyM Ferrovias S.A.	Banco Continental	1.15%	—	69,531
GyM S.A.	Banco de Credito del Peru	2.40%	1,906	28,213
Survial S.A.	Banco de Credito del Peru	2.85%	—	15,400
GMI S.A.	Banco de Credito del Peru	2.52%	—	9,993
Graña y Montero S.A.A.	Banco de Credito del Peru	2.40%	110,281	5,312
Norvial S.A.	Banco de Credito del Peru	2.85%	—	4,763
Concesion Canchaque S.A.C.	Banco de Credito del Peru	2.85%	—	662
Concesionaria la Chira S.A.	Banco de Credito del Peru	2.50%	4,170	—
GMP S.A.	Banco de Credito del Peru	2.50%	7	—
Viva GyM S.A.	Banco de Credito del Peru	2.50%	1	—

			148,365	166,174

The above figures are reconciled with the amount of cash shown in the consolidated statement of cash flows at the end of the year as follows:

	2017	2018	2019
Cash and cash equivalent on consolidated statement of financial position	626,180	801,140	948,978
Bank overdrafts (Note 18)	(120)	(119)	—

Balances per consolidated statement of cash flows	626,060	801,021	948,978

10	TRADE ACCOUNTS RECEIVABLES, NET

At December 31, this account comprises:

	Total		Current		Non-current
	2018	2019	2018	2019	2018	2019
Receivables (a)	1,376,517	923,316	827,611	380,135	548,906	543,181
Unbilled receivables - Subsidiaries (b)	79,847	421,841	79,847	336,272	—	85,569
Unbilled receivables - Concessions (c)	584,174	234,688	113,013	110,236	471,161	124,452

	2,040,538	1,579,845	1,020,471	826,643	1,020,067	753,202
Impairment of account receivables	(12,643)	(4,906)	(12,643)	(4,906)	—	—

	2,027,895	1,574,939	1,007,828	821,737	1,020,067	753,202

a)

The non-current portion of commercial receivables is mainly related to the financial asset model (Note 2.5) of the subsidiary GyM Ferrovias S.A. whose fair values of the non-current portion of commercial receivables amount to S/1,013 million (S/1,060 million as of December 31, 2018), these values are based on discounted cash flows using rates of 7.70% (7.33% as of December 31, 2018).

The ageing of the receivables net of impairment are detailed as follows:

	2018	2019
Current	890,100	802,341
Past due up to 30 days	259,062	28,216
Past due from 31 days up to 180 days	28,575	21,490
Past due from 181 days up to 360 days	152,732	28,327
Past due over 360 days	33,405	38,036

	1,363,874	918,410

b)	The unbilled receivables by subsidiaries are documents related to the estimates of the degree of progress for services rendered that were not billed, according detail:

	2018	2019
GYM S.A.	14,455	384,660
Concar S.A.	38,770	10,737
GMI S.A.	26,622	24,787
GMP S.A.	—	1,657

	79,847	421,841

Below are the unbilled receivables by the subsidiaries grouped by the main projects:

	2018	2019
Infrastructure
Operation and maintenance of roads	38,066	9,837
Oil services	—	1,657
Others	703	901

	38,769	12,395

Engineering and Construction
Talara Refinery	—	190,831
North Concentrator Plant - Quellaveco	—	52,488
Oxide Plant - Marcobre	—	26,658
Civil works, assembly and electromechanics - Acero Arequipa	—	16,449
Project Mina Gold Fields La Cima S.A.	11,980	3,409
Generating Plant Machu Picchu	—	13,098
Others	29,098	106,513

	41,078	409,446

	79,847	421,841

c)	The unbilled receivables – Concessions, corresponds to future collections for public services granted according to detail below:

	2018	2019
Linea 1 - Metro de Lima	558,179	208,205
Operation and maintenance of roads	25,397	25,315
Others	598	1,168

	584,174	234,688

In 2019, Management recognized in the period an impairment in trade accounts receivable for S/1 million (S/3.10 million in 2018). The maximum exposure to credit risk at the reporting date is the carrying amount of accounts receivable and work in progress (Note 11).

11	WORK IN PROGRESS, NET

At December 31 this account comprises:

	Total		Current		Non-current
	2018	2019	2018	2019	2018	2019
Unbilled receivable concessions in progress	32,212	23,117	—	—	32,212	23,117
Work in progress	28,538	49,457	28,538	49,457	—	—

	60,750	72,574	28,538	49,457	32,212	23,117

The ongoing work costs include all expenses incurred by the Group under construction contracts currently in force. The Group estimates that all the cost incurred will be billed and collected.

Below is the work in progress grouped by the main projects:

	2018	2019
Infrastructure
Road operation and maintenance	32,212	23,117

	32,212	23,117

Engineering and construction
Engineering and Construction Works - GYM Chile S.p.A.	13,007	19,531
Talara Refinery	—	20,126
North Concentrator Plant of Quellaveco	—	1,033
Others	15,531	8,767

	28,538	49,457

	60,750	72,574

12	TRANSACTIONS WITH RELATED PARTIES AND JOINT OPERATORS

a)	Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

	2017	2018	2019
Revenue from sales of goods and services:
- Joint operations	18,138	56,560	44,130
- Associates	3,367	1,704	108

	21,505	58,264	44,238

Purchase of goods and services:
- Joint operations	14,191	601	1,765
- Associates	2,776	2,130	—

	16,967	2,731	1,765

Transactions between related parties are made based on current price lists and the terms and conditions are the same as those agreed with third parties.

b)	Key management compensation

The key management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management. Compensation paid or payable to key management in 2019 amounted to S/87.4 million, which includes S/0.4 million of discontinued operations (in 2018, the balance of S/58 million includes S/0.4 million corresponding to discontinued operations, S/90.5 million in 2017, which includes S/25.6 million to discontinued operations) and It only includes short-term benefits.

c)	Balances at the end of the year were:

	At December 31,		At December 31,
	2018		2019
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,122	—	9,042	—
Consorcio Peruano de Conservacion	6,417	—	3,592	—
Consorcio Italo Peruano	3,322	4,996	1,011	363
Consorcio Constructor Chavimochic	2,138	6,199	—	5,953
Consorcio GyM Conciviles	1,855	—	1,257	1,958
Consorcio La Gloria	1,369	1,006	1,750	1,017
Consorcio Ermitaño	781	624	831	440
Consorcio Terminales del Peru S.A.	459	—	1,176	—
Consorcio TNT Vial y Vives - DSD Chile Ltda	—	11,804	—	1,088
Consorcio Rio Mantaro	—	6,655	—	5,869
Consorcio Vial Quinua	—	1,970	—	2,048
Consorcio Huacho Pativilca	—	475	1,419	5,895
Consorcio CDEM	—	—	638	—
Consorcio GyM-Stracon	—	—	2,230	—
Consorcio GyM-OSSA	—	—	7,202	—
Consorcio Chicama Ascope	—	—	2,471	—
Other minors	9,215	11,323	1,407	2,102

	34,678	45,052	34,026	26,733

Other related parties
Ferrovías Argentina	—	10,242	—	12,183
Perú Piping Spools S.A.C.	225	—	2,632	—
Other minors	—	647	—	—

	225	10,889	2,632	12,183

Current portion	34,903	55,941	36,658	38,916

Non-current portion
Gasoducto Sur Peruano S.A.	773,927	—	544,842	—
Ferrovías Participaciones	—	21,849	—	22,583
Other minors	4,299	—	2,099	—

Non-current	778,226	21,849	546,941	22,583

Accounts receivable and payable are mainly of current maturity and have no specific guarantees; except for accounts receivable from GSP and Ferrovías participations. These balances do not generate interest considering their maturity in the short term. The balance of the GyM Conciviles Consortium includes S/31 million registered in 2018. These accounts do not bearn interests due to their short-term nature.

The non-current balance corresponds to the obligations arising from the early termination of the GSP project (Note 15 a-i). As of December 31, 2019, the book value of the non-current account receivable registered by the Company, for S/331 million, was recorded using the discounted cash flow method, at a rate of 3.46% that originated a discount of S/57 million (S/17.8 million in 2018). Additionally, as a result of the early termination of the GSP, and related facts, the subsidiary GyM S.A. it has balances from the Consorcio Constructor Ductos del Sur to those who had previously deteriorated in 2016, it was integrated in the consolidation under the proportional participation method. The value of accounts receivable from CCDS corresponds mainly to collection rights to GSP for S/270 million.

Transactions with non-controlling interests are disclosed in Note 35.

13	OTHER ACCOUNTS RECEIVABLE

At December 31, this account comprises:

	Total		Current		Non-current
	2018	2019	2018	2019	2018	2019
Advances to suppliers (a)	146,536	135,481	81,719	135,481	64,817	—
Income tax on-account payments (b)	91,353	70,647	91,353	70,647	—	—
VAT credit (c)	105,238	45,910	79,076	31,646	26,162	14,264
Guarantee deposits (d)	180,010	181,400	167,769	98,046	12,241	83,354
Claims to third parties (e)	62,163	79,772	62,163	38,875	—	40,897
Petroleos del Peru S.A.- Petroperu S.A. (f)	75,750	80,941	11,953	17,292	63,797	63,649
ITAN and other tax receivable	45,890	60,883	20,246	30,233	25,644	30,650
Restricted funds (g)	67,972	15,974	39,394	973	28,578	15,001
Rental and sale of equipment - GyM S.A. projects	34,768	30,798	34,768	30,798	—	—
Accounts receivable from personneel	3,479	2,836	3,479	2,836	—	—
Consorcio Constructor Ductos del Sur (h)	52,114	27,782	—	—	52,114	27,782
Consorcio Panorama	27,132	23,491	5,306	—	21,826	23,491
Other minors	23,837	16,488	16,059	15,253	7,778	1,235

	916,242	772,403	613,285	472,080	302,957	300,323
Impairment	(24,834)	(27,580)	(24,834)	(27,580)	—	—

	891,408	744,823	588,451	444,500	302,957	300,323

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as advances to suppliers and tax credits. Other non-current accounts receivable have maturities that vary between 2 and 5 years.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of other accounts receivable mentioned. The Group does not request guarantees.

Below is a description and composition of the main accounts receivable:

(a)	Advance to suppliers - corresponds mainly to the following:

	Total		Current		Non-current
	2018	2019	2018	2019	2018	2019
Alsthom Transporte - Linea 1	66,395	2,597	1,578	2,597	64,817	—
Advances - Refineria Talara	9,755	48,303	9,755	48,303	—	—
Advances - joint operations vendors	42,410	49,181	42,410	49,181	—	—
Others	27,976	35,400	27,976	35,400	—	—

	146,536	135,481	81,719	135,481	64,817	—

(b)	Income tax on-account payments, consist of income tax payments and credits in the following subsidiaries:

	Current
	2018	2019
GyM S.A.	55,377	45,628
GMI S.A.	3,877	7,203
GMP S.A.	8,511	2,400
Concar S.A.	8,563	3,709
Viva GyM S.A.	8,114	3,485
Graña y Montero S.A.A.	6,463	2,895
Norvial S.A.	—	4,266
Survial S.A.	334	426
Others	114	635

	91,353	70,647

(c)	Tax credit related to VAT on the following subsidiaries:

	Total		Current		Non-current
	2018	2019	2018	2019	2018	2019
GyM S.A.	39,183	12,963	38,653	12,963	530	—
GyM Ferrovias S.A.	25,453	11,970	25,453	11,970	—	—
Graña y Montero S.A.A.	9,821	—	9,821	—	—	—
Concar S.A.	2,382	1,653	2,382	1,653	—	—
Survial SA.	—	1,817	—	1,817	—	—
GMI S.A.	589	1,513	589	1,513	—	—
Viva GyM S.A.	7,255	6,874	511	513	6,744	6,361
Negocios del Gas S.A.	8,411	—	—	—	8,411	—
GMP S.A.	456	396	456	396	—	—
Norvial S.A.	1,997	—	—	—	1,997	—
Concesionaria Vesur S.A.	6,074	—	1,015	—	5,059	—
Others	3,617	8,724	196	821	3,421	7,903

	105,238	45,910	79,076	31,646	26,162	14,264

Management considers that VAT credit will be recovered in the regular course of future operations of subsidiaries.

(d)	Guarantee deposits

Corresponds to funds held by customers for construction contracts mainly from the subsidiary GyM S.A. These deposits are retained by customers to ensure the subsidiary’s compliance with its obligations under the contracts. The amounts retained will be recovered once the work is completed.

	Total		Current		Non-current
	2018	2019	2018	2019	2018	2019
Talara Refinery	72,992	55,567	72,992	308	—	55,259
Retention Toquepala	15,633	19,630	15,633	19,630	—	—
Retention Minera Teck	2,848	16,075	2,848	16,075	—	—
Retention Quellaveco	2,996	15,926	2,996	15,926	—	—
Joint operations retention	43,268	29,575	43,268	15,654	—	13,921
Retention Morelco	16,282	15,261	16,282	15,261	—	—
Retention Marcobre	—	5,052	—	5,052	—	—
SBLC guarantees - Sale of CAM Chile S.p.A.	20,221	14,726	7,980	3,576	12,241	11,150
Others	5,770	9,588	5,770	6,564	—	3,024

	180,010	181,400	167,769	98,046	12,241	83,354

(e)	Third-party claims

As of December 31, 2018, it mainly includes the claim of S/27.2 million (net of provision for doubtful accounts of S/19.4 million) for termination of the Purchase and Sale Contract for Real Estate Development Megaproject of Social Housing Construction “Ciudad Alameda de Ancon” signed between the subsidiary Viva GyM S.A., together with the Ministry of Housing, Construction and Sanitation and “Mi Vivienda” fund. Such contract was terminated, and in accordance with the civil code 1372, it is appropriate for the parties to fully reimburse the executed benefits to date, which results in the reimbursement of the S/22 million from the Ministry of Housing and S/5.2 million from the “Mi Vivienda” fund.

As of December 31, 2019, the net amount equals S/20 million, which corresponds to the present value in a term of 11 years and at a rate of 8%. The amount of the lawsuit filed by the subsidiary Viva GyM S.A. against the Ministry of Housing, Construction and Sanitation equals S/116.3 million; which includes compensation for damages (emergent damage and loss of earnings). According to the opinions of Management and legal advisors, it is expected that the amount of the claim will be collected within a maximum period of 11 years.

(f)	Other accounts receivable from Petroperu S.A.

It corresponds to accounts receivable to Petroperu S.A., for the additional investments of the Terminales del Perú Consortium of the subsidiary GMP S.A.

(g)	Restricted funds

As of December 31, 2019, includes restricted funds of S/7.7 million of the Company related to the sale of GMD S.A. and S/0.9 million of the subsidiary Viva GyM S.A. for bank certificates under guarantee and S/7.3 corresponds to the bank accounts for the reserve account of the Concesionaria La Chira S.A. (S/28 million, S/11 million and S/7.3 million as of December 31, 2018, respectively).

(h)	Consorcio Constructor Ductos del Sur

In 2019, it corresponds to a penalty for termination of the contract for S/27.8 million. The decrease compared to the previous year is mainly due to the compensation of debts assumed by the subsidiary GyM S.A. related to CCDS suppliers for S/21.5 million (S/30.6 million in 2018).

14	INVENTORIES

At December 31, this account comprises:

	2018	2019
Land	230,689	183,218
Work in progress - Real estate	135,376	158,010
Finished properties	76,027	86,190
Construction materials	27,852	59,879
Merchandise and supplies	53,310	74,959

	523,254	562,256
Impairment of inventories	(9,207)	(9,683)

	514,047	552,573

Land

Land comprises properties, net of impairment and includes properties for the development of the following projects of the subsidiary GyM Viva S.A. As of December 31, 2019, the land impairment provision equals S/5.2 million (S/9.2 million in 2018):

	2018	2019
Lurin (a)	72,080	71,902
San Isidro (b)	49,664	51,285
San Miguel (c)	28,811	—
Nuevo Chimbote (d)	17,262	17,457
Barranco (e)	13,585	14,202
Huancayo (f)	8,282	—
Piura	8,105	11,805
Carabayllo III	14,941	16,567
Others (g)	8,752	—

	221,482	183,218

(a)

Plot of land of 107 hectares that corresponds to Inmobiliaria Almonte S.A.C. and a land 210 hectares that corresponds to Inmobiliaria Almonte 2 S.A.C.; both lands located in the district of Lurin, province of Lima, destined for the purposes of industrial development and public housing.

(b)	Land located on David Samanez Ocampo street N° 140 in San Isidro district where a 15-story building with 24 apartments and 124 parking lots will be built.
(c)

Regarding the Parques del Mar project located in San Miguel, a traditional multi-family housing condominium with 248 apartments and 185 parking lots is developed. In December 2019, the construction of the condominium began, which is why it is shown in products in process.

(d)	Land located in Chimbote of 11.5 hectares for the development of a real estate social housing project.
(e)	Land located in Paul Harris St. N°332 and N°336 in Barranco district, for the development of a residential building project.
(f)	With respect to the project located in the province of Huancayo, in December 2019, the deliveries of land from the second stage began; That is why the stock of them is shown in finished products.
(g)

With respect to others, it includes the Strip project that delivered commercial premises and was transferred from land to finished products for S/22.9 million, as of December 2019 there is a stock in finished products of S/6.3 million.

Land properties correspond to assets maintained since 2015, for which construction has not yet begun. The increase in costs of the year is mainly due to engineering, license paperwork, and other smaller costs. Construction in these land properties is expected to begin in the second half of 2020.

Real estate - work in progress

At December 31, real state work in progress comprises the following projects:

	2018	2019
Los Parques de Comas	69,743	77,757
Los Parques del Callao	46,697	35,549
Los Parques del Mar	—	32,183
Los Parques de Piura	11,066	5,658
Inmobiliaria Pezet 417 S.A.C.	3,563	4,091
Others	4,307	2,772

	135,376	158,010

During 2019 the Group has capitalized financing costs of these construction projects (Note 2.19) amounting to S/3.7 million at annual interest rates between 7% and 12% (S/7.9 million in 2018 at interest rates between 7% and 12%).

Finished properties

At December 31, the balance of finished properties consists of the following investment properties:

	2018	2019
Los Parques de Comas	18,785	37,605
Huancayo	15,546	19,672
Los Parques de Callao	389	10,914
Klimt	5,911	5,978
El Rancho	19,314	2,347
Los Parques de San Martĺn de Porres	4,029	903
Rivera Navarrete	4,053	131
Los Parques de Carabayllo	942	168
Los Parques de Villa El Salvador II	4,277	117
Others	2,781	3,900

	76,027	81,735

As of December 31, 2019, the balance of finished properties is net of an impairment of S/4.5 million.

Construction materials

As of December 31, 2019, the construction materials correspond mainly to projects of the subsidiary GyM S.A. for S/57.4 million (GyM S.A. for S/27.8 million as of December 31, 2018).

15	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

At December 31, this account comprises:

	2018	2019
Associates	250,282	28,875
Joint ventures	7,483	8,160

	257,765	37,035

The amounts recognized in the income statement as the value of the equity interest are as follows:

	2018	2019
Associates	(5,308)	(220,993)
Joint ventures	1,599	2,219

	(3,709)	(218,774)

a)	Investment in associates

Set out in the table below are the associates of the Group at December 31, 2018, and 2019 the associates listed below have share capital solely consisting of common shares, which are held directly by the Group. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2018	2019	2018	2019
		%	%
Gasoducto Sur Peruano S.A. (*)	Common	21.49	21.49	218,276	—
Concesionaria Chavimochic S.A.C.	Common	26.50	26.50	20,524	18,320
Peru Piping Spools S.A.C.	Common	33.33	33.33	5,102	4,166
Obratres S.A.C.	Common	37.50	37.50	3,758	3,756
Inversiones Majes S.A.	Common	9.59	9.59	1,846	2,306
Others				776	327

				250,282	28,875

(*) Mainly corresponds to an write-off of the investment in Gasoducto Sur Peruano S.A. as a whole.

The movement of the investments in associates is as follows:

	2017	2018	2019
Opening balance	286,403	250,053	250,282
Contributions received	2,116	5,616	—
Dividends received	(259)	—	—
Equity interest in results	(5,566)	(5,308)	(220,993)
Decrease in capital	(111)	(30)	—
Disposal of investments	(32,223)	—	—
Impairment of investment	—	—	(374)
Conversion adjustment	42	(49)	(40)
Discontinued Operations	(349)

Final balance	250,053	250,282	28,875

The most significant associates are described as follows:

i)	Gasoducto Sur Peruano S.A.

In November 2015, the group acquired a 20% interest in Gasoducto Sur Peruano S.A. (hereinafter “GSP”) and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary GyM S.A. GSP signed on July 22, 2014, a concession contract with the Peruvian Government to build, operate and maintain the pipelines transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter, the “Concession Contract”). Additionally, GSP signed an engineering, procurement, and construction contract with CCDS. The Group made an investment of US$242.5 million (S/819 million) and was required to assume 20% of the performance guarantee established in the concession contract for US$262.5 million (equivalent to S/887 million) and 21.49% of the guarantee for a bridge loan obtained by GSP of US$600 million (equivalent to S/2,027 million).

Early termination of the Concession Agreement

On January 24, 2017 the Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Contract under its clause 6.7 based on GSP’s failure to provide evidence of the project’s financial closing within the contractual deadline and proceeded to the immediate enforcement of the performance guarantee. This situation generated the enforcement of the guarantees provided by the Company for US$52.5 million (S/176.4 million nominal value) and US$129 million (S/433.3 million nominal value) to secure GSP’s obligation with its lenders under a bridge loan granted to it. Under the Concession Agreement, the guarantees were paid by the Company on behalf of GSP, therefore the Company recognized a right to collect from GSP an amount equal to US$181.5 million (S/613.3 million nominal value) that was recorded in 2016 as accounts receivable from related parties.

On October 11, 2017, GSP and MEM entered into an agreement to deliver the concession assets pursuant to the Concession Agreement. These assets included all the works, equipment, facilities and engineering studies needed for the development of the project.

After the termination of the Concession Contract, the Peruvian Government should have appointed a recognized international audit firm to calculate the net book value of the concession assets (hereinafter “VCN”) and conducted up to three public auctions of the GSP concession pursuant to clause 20 of the Concession Agreement. However, as of the date hereof, the Peruvian Government continues to be in breach of such contractual obligation. An independent audit firm engaged by GSP calculated the VCN to equal US$2,602 million as of December 31, 2016.

On December 4, 2017, GSP entered into a bankruptcy proceeding before the National Institute for the Defense of Competition and Intellectual Protection of Peru. The Group registered a claim for accounts receivable for US$0.4 million (S/1.4 million) and additional accounts receivable of US$169.3 million (S/572.1 million) that is held in trust in benefit of the Company’s creditors. The process is in the debt recognition stage to determine the parties who will be entitled to participate in the Creditors’ Assembly to be convoked under the mentioned bankruptcy proceeding.

The fair value of the investment in GSP, as Group associate, is based on the amount of the VCN, taking into consideration the payments anticipated in the insolvency proceedings, the subordination contracts and the loan assignment agreements entered into by the Company and its partners in the project. Based on management’s estimate of such payments, an impairment of the investment value for US$220 million (S/739 million), corresponding to the year end 2019 US$65 million (S/218 million). In addition, Management has applied, in the consolidated financial statements of the company, an impairment of US$81.5 million (S/276 million) to the long-term account receivable from GSP, and also discount under the amortized cost for US$17 million (S/58 million). In addition, write-off of US$54 million (S/180 million) was made over the deferred tax asset. These effects amounted to US$163.5 million (S/552 million) before taxes recorded in the income statement for the year ended December 31, 2019 and US$54 million (S/180 million) related to income tax expense.

In the opinion of our internal and external legal advisors, any proceeds received by GSP from the Peruvian Government derived from the former’s obligation to reimburse the VCN of the concession assets would not be subject to retention under Law 30737 since this payment does not include a net profit margin, nor does it correspond to the sale of assets.

On December 21, 2018, the Company. submitted to the Peruvian Government a request for direct negotiations demanding the payment of the VCN in favor of GSP therefore, commencing the cool off period under the Concession Contract. This request is based on the right that creditors have under article 1219 of the Peruvian Civil Code to initiate actions against its debtor’s debtors that the former to collect a credit that would allow the payment of the outstanding debt.

Upon the conclusion of the contractual cool off period, the Company filed on October 18, 2019 a request for arbitration before CIADI. The Company withdrew its request for arbitration on December 27 of the same year the preliminary plea bargain agreement entered on the same date by the Company with the Prosecutor and the Ad hoc State Counsel (Note 1).

Such withdrawal does not imply the loss of the Company’s right of collection against GSP nor does it restrict, limit or obstruct the possibility that GSP has of exercising its rights against the Government in the future.

ii)	Concesionaria Chavimochic S.A.C.

Concesionaria Chavimochic S.A.C. was awarded the concession to develop and operate the Chavimochic irrigation project for 25 years to: a) design and construction the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the project users. Construction activities started in 2015 and the total investment amounts US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the government, and all activities were suspended in December 2017. Not having reached an agreement, the arbitration process was initiated subject to UNCITRAL rules, and the Arbitral Tribunal was installed. The Company and its legal advisors believe that the ruling will be favorable and the corresponding investment will be recovered.

The following table shows the financial information of the principal associates:

Summarized financial information for associates

Gaseoducto Sur Peruano S.A. do not have activity in 2018 and 2019.

	Gasoducto Sur Peruano S.A.	Concesionaria Chavimochic S.A.C.
	At December, 31	At December, 31
Entity	2018	2018	2019
	(Liquidation base)
Current
Assets	7,006,473	66,052	55,586
Liabilities	(5,294,214)	(2,183)	(1,521)

Non-current
Assets	—	13,580	16,007
Liabilities	—	—	—

Net assets	1,712,259	77,449	70,072

	Concesionaria Chavimochic S.A.C.
Entity	2018	2019
Administrative expenses	(8,455)	(11,916)

Loss of the year before tax	(8,455)	(11,916)
Income tax	2,543	3,600

Loss of the year	(5,912)	(8,316)

Total comprehensive loss	(5,912)	(8,316)

b)	Investment in Joint Ventures

Set out below are the joint ventures of the Group as of December 31:

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2018	2019	2018	2019
		%	%
Logistica Quimicos del Sur S.A.C.	Common	50.00	50.00	7,230	8,006
Constructora SK-VyV Ltda.	Common	50.00	50.00	34	29
Others		—	—	219	125

				7,483	8,160

Logistica Quimicos del Sur S.A.C. operates the Matarani chemical terminal.

The movement of the investments in joint ventures was as follows:

	2017	2018	2019
Opening balance	103,356	18,618	7,483
Equity interest in results	6,039	1,599	2,219
Disposal of Investment	(88,556)	(10,112)	—
Dividends received	(3,758)	(1,823)	(1,517)
Conversion adjustment	334	79	(14)
Impairment of investment	—	(878)	(11)
Discontinued Operations	1,203	—	—

Final balance	18,618	7,483	8,160

The following significant movements were carried out:

•	The Group received dividends in 2019 from Logística Quimicos del Sur S.A. for S/1.5 million (S/1.8 million in 2018 and S/2.8 million in 2017).

•

On April 24, 2017, the Company signed a purchase-sale agreement for their total capital stock (representing 51%) held in their joint venture with Compañia Operadora de Gas del Amazonas S.A.C. (COGA). The selling price was agreed at US$21.5 million (equivalent to S/69.8 million), which was fully paid.

The following table shows the financial information of the principal joint ventures:

Summarized financial information for joint ventures

	At December, 31
Logistica Quimicos del Sur S.A.C.	2018	2019
Current
Cash and cash equivalents	1,520	2,131
Other current assets	1,549	2,416

Total current assets	3,069	4,547

Other current liabilities	(3,513)	(4,381)

Total current liabilities	(3,513)	(4,381)

Non-current
Total non-current assets	37,349	37,620
Total non-current liabilities	(22,445)	(21,773)

Net assets	14,460	16,013

Revenue	11,399	12,622
Depreciation and amortization	(2,313)	(2,505)
Interest expense	(668)	(644)

Profit from continuing operations	4,698	6,500
Income tax expense	(1,482)	(1,913)

Profit from continuing operations after income tax	3,216	4,587

Other comprehensive income	—	—

Total comprehensive income	3,216	4,587

16	PROPERTY, PLANT AND EQUIPMENT, NET AND RIGHT-OF-USE ASSETS

16.1.	PROPERTY, PLANT AND EQUIPMENT

The movement in property, plant and equipment accounts and its related accumulated depreciation for the year ended December 31, 2017, 2018 and 2019 is as follows:

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
At January 1, 2017
Cost	32,614	241,352	1,090,460	443,641	59,593	246,102	21,701	18,853	2,154,316
Accumulated depreciation and impairment	—	(46,256)	(556,907)	(239,822)	(39,422)	(158,301)	(9)	—	(1,040,717)

Net carrying amount	32,614	195,096	533,553	203,819	20,171	87,801	21,692	18,853	1,113,599

Net initial carrying amount	32,614	195,096	533,553	203,819	20,171	87,801	21,692	18,853	1,113,599
Additions	157	2,724	48,207	36,594	11,607	36,179	23,802	13,178	172,448
Deconsolidation, net	(3,713)	(26,109)	—	(1,527)	(2,153)	(46,032)	(3,903)	(4)	(83,441)
Reclassifications, net	—	1,969	12,459	2,888	609	6,579	(17,524)	(6,980)	—
Transfers to intangibles (Note 17)	—	—	2,119	724	—	—	(964)	(2,048)	(169)
Deduction for sale of assets	(5,616)	(51,736)	(149,202)	(92,079)	(4,200)	(5,270)	—	—	(308,103)
Disposals, net	—	(245)	(4,032)	(7,507)	(422)	(9,413)	(230)	(3,606)	(25,455)
Depreciation charge	—	(12,469)	(100,976)	(45,457)	(11,654)	(26,928)	—	—	(197,484)
Impairment loss	—	—	(14,328)	—	—	—	—	(352)	(14,680)
Depreciation for sale deductions	—	3,579	115,864	84,145	1,049	3,128	—	—	207,765
Translations adjustments	236	152	606	(350)	(23)	980	—	(346)	1,255

Net final carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,873	18,695	865,735

At December 31, 2017
Cost	23,678	157,949	998,207	380,724	62,435	180,409	22,882	19,047	1,845,331
Accumulated depreciation and impairment	—	(44,988)	(553,937)	(199,474)	(47,451)	(133,385)	(9)	(352)	(979,596)

Net carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,873	18,695	865,735

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
At January 1, 2018
Cost	23,678	157,949	998,207	380,724	62,435	180,409	22,882	19,047	1,845,331
Accumulated depreciation and impairment	—	(44,988)	(553,937)	(199,474)	(47,451)	(133,385)	(9)	(352)	(979,596)

Net carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,873	18,695	865,735

Net initial carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,873	18,695	865,735
Additions	—	13,216	11,318	9,377	2,145	14,122	5,577	27,431	83,186
Desconsolidation, net	(3,183)	(33,989)	(108,993)	(110,859)	(1,539)	(32,878)	—	(715)	(292,156)
Reclassifications	—	17,129	16,626	(1,415)	(1,430)	75	(10,577)	(20,408)	—
Deduction for sale of assets	—	(3,527)	(55,567)	(32,399)	(2,164)	(2,200)	(124)	—	(95,981)
Disposals, net	—	(9,723)	(2,607)	(1,418)	(292)	(461)	—	(118)	(14,619)
Depreciation charge	—	(14,257)	(67,430)	(19,391)	(3,954)	(18,068)	—	—	(123,100)
Impairment loss	—	—	(5,664)	—	—	—	—	—	(5,664)
Depreciation for sale deductions	—	1,189	37,452	14,868	1,813	1,702	—	—	57,024
Translations adjustments	(286)	3,383	(3,310)	(788)	(134)	(2,415)	—	(321)	(3,871)

Net final carrying amount	20,209	86,382	266,095	39,225	9,429	6,901	17,749	24,564	470,554

At December 31, 2018
Cost	20,209	112,548	694,284	83,345	57,222	106,068	17,758	24,916	1,116,350
Accumulated depreciation and impairment	—	(26,166)	(428,189)	(44,120)	(47,793)	(99,167)	(9)	(352)	(645,796)

Net carrying amount	20,209	86,382	266,095	39,225	9,429	6,901	17,749	24,564	470,554

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
At January 1, 2019
Cost	20,209	112,548	694,284	83,345	57,222	106,068	17,758	24,916	1,116,350
Accumulated depreciation and impairment	—	(26,166)	(428,189)	(44,120)	(47,793)	(99,167)	(9)	(352)	(645,796)

Net carrying amount	20,209	86,382	266,095	39,225	9,429	6,901	17,749	24,564	470,554

Net initial carrying amount	20,209	86,382	266,095	39,225	9,429	6,901	17,749	24,564	470,554
Additions	290	396	23,011	861	687	8,693	7,036	39,584	80,558
Transfer to investment property (i)	(273)	(1,187)	—	—	—	—	—	—	(1,460)
Reclassifications	—	1,544	40,840	1,033	118	2,054	(14,163)	(31,426)	—
Deduction for sale of assets	—	(78)	(22,885)	(9,531)	(133)	(2,789)	(9)	—	(35,425)
Disposals, net	—	—	(316)	(101)	(187)	(229)	—	(804)	(1,637)
Depreciation charge	—	(5,992)	(48,035)	(9,782)	(2,092)	(6,137)	—	—	(72,038)
Impairment loss	—	—	(4,232)	—	—	—	—	(15,786)	(20,018)
Depreciation for sale deductions	—	78	20,597	5,232	86	2,717	—	—	28,710
Translations adjustments	(525)	(360)	(3,719)	(726)	(13)	(31)	—	—	(5,374)

Net final carrying amount	19,701	80,783	271,356	26,211	7,895	11,179	10,613	16,132	443,870

At December 31, 2019
Cost	19,974	113,339	726,173	74,434	55,710	111,696	10,624	32,270	1,144,220
Accumulated depreciation and impairment	(273)	(32,556)	(454,817)	(48,223)	(47,815)	(100,517)	(11)	(16,138)	(700,350)

Net carrying amount	19,701	80,783	271,356	26,211	7,895	11,179	10,613	16,132	443,870

(i) During 2019, a property owned by Morelco S.A.S. (subsidiary of GyM S.A) was transferred to investment properties to the leased to a third party.

In 2017, 2018 and 2019, additions to cost correspond to acquisitions of fixed assets made under financial leases or direct purchases.

The balance of work in progress as of December 31, 2019, is related to investments made by the subsidiary GMP S.A. for S/15.2 million (S/17.3 million as of December 31, 2018 and S/11.0 million as of December 31, 2017) for drilling activities to increase the exploitation of oil and gas. In 2018, the balance included the construction works of the Larcomar Hotel Project for S/15.8 million (S/15.6 million in 2017).

In 2019 the sale of fixed assets amounted to S/12.7 million (S/31.9 million in 2018 and S/127.2 million in 2017), generating a gain of S/6.1 million (loss of S/7.1 million in 2018 and gain of S/26.9 million in 2017), which is shown in the statement of income under the caption “other income and expenses, net” (Note 28). The difference of income from the sale of fixed assets and the gain generated are presented under the caption “income from construction activities” and in “gross profit”, respectively.

Depreciation of property, plant and equipment and investment property is distributed in the income statement as follows:

	2017	2018	2019
Cost of services and goods (Note 26)	103,566	81,199	95,445
Administrative expenses (Note 26)	5,776	5,135	1,907
(+) Depreciation discontinued operations	90,452	39,085	—

Total depreciation related to property, plant and equipment and investment property	199,794	125,419	97,352
(-) Depreciation related to investment property	(2,310)	(2,319)	(2,356)
(-) Depreciation related to right-of-use assets	—	—	(22,958)

Total depreciation of property, plant and equipment	197,484	123,100	72,038

At 31 December 2019, the Group had fully depreciated assets in use of S/319.2 million (S/424.5 million in 2018 and S/154 million in 2017).

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease contracts are broken down as follows:

	At December 31,
	2017	2018	2019
Cost of acquisition	650,301	86,881	67,310
Accumulated depreciation	(351,447)	(38,026)	(44,671)

Net carrying amount	298,854	48,855	22,639

Other financial liabilities are secured by property, plant and equipment for S/111.9 million (S/162.9 million in 2018 and S/368.1 million in 2017).

16.2.	RIGHT-OF-USE ASSETS

As of December 31, 2019, the Group recognized assets and liabilities for right-of-use, as shown in the following table:

	Buildings	Machinery and equipments	Vehicles	Total
At January 1, 2019
Additions	63,479	18,597	19,669	101,745
Depreciation charge	(7,541)	(6,899)	(8,518)	(22,958)
Translations adjustments	26	—	—	26

Net final carrying amount	55,964	11,698	11,151	78,813

At December 31, 2019
Cost	63,505	18,597	19,669	101,771
Accumulated depreciation	(7,541)	(6,899)	(8,518)	(22,958)

Net carrying amount	55,964	11,698	11,151	78,813

The expense for depreciation of right-of-use assets for the year ended December 31, 2019 has been distributed in the following items of the consolidated statement of income:

2019
Cost of services and goods	20,011
Administrative expenses	2,947

22,958

The costs related to the leasing of machinery and equipment for which the Group applied the exceptions described in paragraph 5 of IFRS 16 are the following:

Leases under 12 months: S/167.3 million.

Leases of low value assets: S/7 million.

Likewise, leases whose payments are entirely variable, which depend on their future performance or use, were excluded, during the year 2019 the expenditure was: S/0.6 million.

17	INTANGIBLE ASSETS

The movement in intangible assets and the related accumulated amortization as of December 31, 2017, 2018 and 2019 is as follows:

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Software and development costs	Costs of development of wells	Land use rights	Other assets	Total
At January 1, 2017
Cost	205,195	109,511	844,213	95,127	60,607	342,100	13,288	37,917	1,707,958
Accumulated amortization and impairment	(60,675)	(15,845)	(326,453)	(62,316)	(40,586)	(233,378)	—	(8,419)	(747,672)

Net cost	144,520	93,666	517,760	32,811	20,021	108,722	13,288	29,498	960,286

Net initial cost	144,520	93,666	517,760	32,811	20,021	108,722	13,288	29,498	960,286
Additions	—	—	38,156	5,274	3,330	49,698	—	20,832	117,290
Capitalization of interest	—	—	26,015	—	—	—	—	—	26,015
Deconsolidation, net	(3,524)	—	(17,354)	—	(21)	—	—	(2,767)	(23,666)
Transfers from assets under construction	—	—	(11,217)	—	2,761	5,008	—	3,617	169
Derecognition - net	—	—	(537)	—	(1,572)	—	—	(355)	(2,464)
Amortization	—	—	(24,609)	(4,189)	(8,091)	(46,695)	—	(2,973)	(86,557)
Impairment loss	(20,068)	(29,541)	—	—	—	—	—	—	(49,609)
Translations adjustments	(4,124)	975	13	369	1,196	—	—	177	(1,394)

Net final cost	116,804	65,100	528,227	34,265	17,624	116,733	13,288	48,029	940,070

At December 31, 2017
Cost	197,547	110,486	841,229	98,607	59,913	396,806	13,288	59,324	1,777,200
Accumulated amortization and impairment	(80,743)	(45,386)	(313,002)	(64,342)	(42,289)	(280,073)	—	(11,295)	(837,130)

Net cost	116,804	65,100	528,227	34,265	17,624	116,733	13,288	48,029	940,070

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Software and development costs	Costs of development of wells	Land use rights	Other assets	Total
At January 1, 2018
Cost	197,547	110,486	841,229	98,607	59,913	396,806	13,288	59,324	1,777,200
Accumulated amortization and impairment	(80,743)	(45,386)	(313,002)	(64,342)	(42,289)	(280,073)	—	(11,295)	(837,130)

Net cost	116,804	65,100	528,227	34,265	17,624	116,733	13,288	48,029	940,070

Net initial cost	116,804	65,100	528,227	34,265	17,624	116,733	13,288	48,029	940,070
Additions	—	—	23,803	—	3,267	68,544	—	5,067	100,681
Capitalization of interest	—	—	3,361	—	—	—	—	—	3,361
Desconsolidation, net	(20,086)	(8,358)	(22,758)	(8,909)	(10,153)	—	—	(1,863)	(72,127)
Transfers from assets under construction	—	—	—	—	199	—	—	(199)	—
Derecognition - cost	—	—	(16)	—	(1,941)	(4,126)	—	—	(6,083)
Amortization	—	—	(50,776)	(7,996)	(5,834)	(41,930)	—	(5,536)	(112,072)
Translations adjustments	(3,430)	(4,301)	199	(303)	830	—	—	270	(6,735)

Net final cost	93,288	52,441	482,040	17,057	3,992	139,221	13,288	45,768	847,095

At December 31, 2018
Cost	174,031	97,097	836,254	85,482	16,177	461,224	13,288	58,267	1,741,820
Accumulated amortization and impairment	(80,743)	(44,656)	(354,214)	(68,425)	(12,185)	(322,003)	—	(12,499)	(894,725)

Net cost	93,288	52,441	482,040	17,057	3,992	139,221	13,288	45,768	847,095

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Software and development costs	Costs of development of wells	Land use rights	Other assets	Total
At January 1, 2019
Cost	174,031	97,097	836,254	85,482	16,177	461,224	13,288	58,267	1,741,820
Accumulated amortization and impairment	(80,743)	(44,656)	(354,214)	(68,425)	(12,185)	(322,003)	—	(12,499)	(894,725)

Net cost	93,288	52,441	482,040	17,057	3,992	139,221	13,288	45,768	847,095

Net initial cost	93,288	52,441	482,040	17,057	3,992	139,221	13,288	45,768	847,095
Additions	—	—	26,645	—	3,745	102,022	—	5,212	137,624
Capitalization of interest expenses	—	—	2,725	—	—	—	—	802	3,527
Transfers from assets under construction	—	—	—	—	672	—	—	(672)	—
Derecognition - net	(930)	—	—	—	(2,015)	—	—	(4,106)	(7,051)
Amortization	—	—	(49,049)	(3,682)	(5,308)	(43,552)	—	(3,687)	(105,278)
Impairment loss	(33,089)	—	(3,213)	—	—	—	(2,468)	—	(38,770)
Impairment reversal	—	20,676	—	—	—	—	—	—	20,676
Translations adjustments	(1,902)	(2,471)	—	(114)	(21)	—	—	—	(4,508)
Reclassifications	—	49	(15,198)	(12,760)	19,410	(3,717)	—	12,216	—

Net final cost	57,367	70,695	443,950	501	20,475	193,974	10,820	55,533	853,315

At December 31, 2019
Cost	93,887	73,836	710,290	72,810	48,073	558,530	13,288	113,057	1,683,771
Accumulated amortization and impairment	(36,520)	(3,141)	(266,340)	(72,309)	(27,598)	(364,556)	(2,468)	(57,524)	(830,456)

Net cost	57,367	70,695	443,950	501	20,475	193,974	10,820	55,533	853,315

a)	Goodwill

Management reviews the results of its businesses on the basis of the type of economic activity carried on. At December 31, the goodwill of the cash-generating units (CGUs) is distributed as follows:

	2017	2018	2019
Engineering and construction	75,051	71,621	36,632
Electromechanical	20,737	20,737	20,735
Mining and construction services	13,366	—	—
IT equipment and services	930	930	—
Telecommunications services	6,720	—	—

	116,804	93,288	57,367

As a result of management’s annual impairment tests on goodwill, the recoverable amount of cash-generating units was determined on the basis of the greater their value in use and fair value less disposal costs. The value in use was determined on the basis of expected future cash flows generated by the evaluation of CGUs.

As a result of these evaluations in 2019, an impairment was identified in Morelco S.A.S. for S/33 million and Adexus S.A. for S/0.9 million. Through the subsidiary GyM S.A., the loss due to deterioration in Morelco was generated by the decrease in expected flows as a result of the reduction in the contracting of new projects during the year. Additionally, the Company impaired the value of goodwill in Adexus, because the subsidiary submitted a request for bankruptcy reorganization before the courts of justice of Chile, under the law 20720 of that country (Note 36 B).

In 2018, no provision for impairment was recorded. Additionally, it was not necessary to evaluate the impairment of goodwill in Stracon GyM S.A. because in March 2018 the Company sold its interest (87.59%) for a total of US$76.8 million (equivalent to S/248.8 million), generating a profit of S/41.9 million. In 2017, an impairment was identified in two CGU’s, Vial y Vives-DSD, and Morelco SAS and was accounted for as of December 31st, 2017. The impairment loss was generated due to the decrease in the expected cash flows, as a result of the reduction of the contracts linked to the backlog. The impairment impacted the goodwill for S/20.1 million in 2017.

The main assumptions used by the Group to determine fair value less disposal costs and value in use are as follows:

	Engineering and construction	Electro- mechanical
	%	%
2017
Gross margin	9.50%	8.00%
Terminal growth rate	3.00%	2.00%
Discount rate	11.18%	11.48%
2018
Gross margin	12.67%	7.63%
Terminal growth rate	3.00%	2.00%
Discount rate	12.55%	11.44%
2019
Gross margin	12.43%	8.86%
Terminal growth rate	3.00%	2.00%
Discount rate	11.83%	11.40%

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

This item mainly includes the brands acquired in the business combination processes with Vial y Vives S.A.C. (S/75.4 million) in August 2013, Morelco S.A.S. (S/33.33 million) in December 2014 and Adexus S.A. (S/9.1 million) in August 2016. Management determined that the trademark from Vial y Vives, Morelco and Adexus have indefinite useful lives; consequently, annual impairment tests are performed on these intangible assets as explained in paragraph a) above.

As a result of these evaluations, as of December 31, 2019, the Vial y Vives - DSD the trademark impairment was reversed for S/20.7 million (equivalent to CLP4,782 million). Management considered that the market value of the trademark has increased due to the increase of projects in execution and projects and award process. In 2018, no provision for impairment was recorded. As of December 31, 2017, the Vial y Vives - DSD trademark partially deteriorated, the amount of the impairment was S/29.5 million.

Additionally, in 2019, the Company impaired the value of the Adexus trademark, because the subsidiary submitted a request for bankruptcy reorganization before the courts of justice of Chile, under the law 20,720 of that country (Note 36 B).

The main assumptions used by the Group to determine fair value less cost of sales are as follows:

	Engineering and construction
	Morelco	Vial y Vives- DSD
	%	%
2017
Average revenue growth rate	9.60%	25.00%
Terminal growth rate	3.00%	4.00%
Discount rate	11.18%	14.80%
2018
Average revenue growth rate	12.25%	19.58%
Terminal growth rate	3.00%	3.00%
Discount rate	12.55%	14.00%
2019
Average revenue growth rate	5.70%	19.58%
Terminal growth rate	3.00%	2.00%
Discount rate	11.83%	14.12%

c)	Concessions

As of December 31, mainly include intangibles of Norvial S.A.:

	2018	2019
EPC Contract	70,133	62,319
Construction of the second tranch of the “Ancon- Huacho-Pativilca” highway	12,463	4,809
Cost of capitalized indebtedness at effective interest rates between 7.14% and 8.72%	9,836	950
Road improvement	15,558	14,449
Implementation for road safety	6,283	8,152
Work capitalization of second roadway	310,417	314,614
Disbursements for land adquisition	4,757	4,233
Other intangible assets contracted for the delivery process	6,775	7,477

Total Norvial S.A.	436,222	417,003
Other concessions	45,818	26,947

	482,040	443,950

d)	Cost of well’s development

Through one of its subsidiaries, GMP S.A., the Group operates and extracts oil from two fields (Lot I and Lot V) located in the province of Talara, in northern Peru. Both fields are operated under long-term service contracts in which the Group provides hydrocarbon extraction services to Perupetro. The expiration date of these contracts are December 2021 and October 2023 for Lot 1 and Lot V, respectively.

On December 10, 2014, the Peruvian State granted the subsidiary GMP S.A. the right to exploit for 30 years the oil lots III and IV (owned by the Peruvian State - Perupetro) located in the Talara basin, Piura. The investment committed is estimated at US$400 million and corresponds to the drilling of 230 wells in Lot III and 330 wells in Lot IV. The drilling began in April 2015 in both lots.

As part of the Group’s obligations under the infrastructure, it is necessary to incur certain costs to prepare the wells located in Lots I, III, IV and V. These costs are capitalized as part of the intangible assets with a value of S/108 million during 2019 (S/68 million in 2018 and S/99 million in 2017), which includes the capitalization of the provision for dismantling wells and facilities in Lots I, III, IV and V, for S/36 million (S/3 million during 2018).

The lots are amortized on the basis of the useful lives of the wells (determined as five years for lots I and V and units produced for lots III and IV), which is less than the total service contract period with Perupetro.

e)	Amortization of intangible assets

Amortization of intangibles is broken down in the consolidated income statement as follows:

	2017	2018	2019
Cost of sales and services (Note 26)	67,381	98,318	99,589
Administrative expenses (Note 26)	3,002	4,856	5,689
(+) Amortization discontinued operations	16,174	8,898	—

	86,557	112,072	105,278

18	BORROWINGS

As of December 31, this item includes:

	Total		Current		Non-current
	2018	2019	2018	2019	2018	2019
Bank overdrafts (Note 9)	119	—	119	—	—	—
Bank loans (a)	1,023,481	553,658	810,188	424,362	213,293	129,296
Finance leases (b)	33,488	22,980	13,514	9,749	19,974	13,231
Lease liability for right-of-use asset (c)	—	80,216	—	18,246	—	61,970
Other financial entities (d)	145,584	142,212	2,653	1,903	142,931	140,309

	1,202,672	799,066	826,474	454,260	376,198	344,806

a)	Bank Loans

As of December 31, 2018, and 2019 includes bank loans in local and foreign currency for working capital. These obligations bear fixed interest rates ranging from 1.6% to 15.8% in 2018 and from 1.0% to 12.0% in 2019.

			Current				Non-current
	Interest	Date of	At December, 31				At December, 31
	rate	maturity	2018		2019		2018		2019
GyM S.A.	1.00% / 11.00%	2022	227,770		170,798	(iii)	—		26,401
Graña y Montero S.A.A.	9.10% / 10.10%	2022	206,836	(ii)	112,854	(iv)	125,547	(i)	—
Viva GyM S.A.	7.00% / 12.00%	2020	129,617		110,343		2,102		—
GMP S.A.	5.05% / 6.04%	2026	22,587		30,367		85,644		102,895
GyM Ferrovías S.A.	Libor USD 1M + 2%	2019	209,463		—		—		—
Concar S.A.	15.75%	2019	13,915		—		—		—

			810,188		424,362		213,293		129,296

i)	Credit Suisse Syndicated Loan

In December 2015, the Company entered a US$200 million (equivalent to S/672 million) medium-term loan agreement with Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC. The loan term is five years with quarterly installments starting on the 18th month. The loan bears interest at a rate of three months Libor plus 4.9% per year. The funds were used to finance the equity participation in GSP. On June 27, 2017, the Company renegotiated the terms of this loan to correct defaults related to the cancellation of the GSP concession. On June 26, 2019, the capital balance of the loan was paid in full (As of December 31, 2018, the principal balance of the loan amounts to US$37.5 million (equivalent to S/126.7 million).

ii)	GSP Bridge Loan

As of December 31, 2016, the balance of bank loans included US$129 million (S/433 million) of the corporate guarantee issued by the Company to guarantee the bridge loan granted to GSP, However, on June 27, 2017, the Company reached a refinancing agreement with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (S/256.3 million), this amount was used to repay the GSP bridge loan. The new loan matures in June 2020.

On June 28, 2019, the capital balance of the loan was paid in full, (As of December 31, 2018 the principal balance of the loan was US$63.5 million (equivalent to S/214.5 million).

iii)	Financial Stability Framework Agreement

On July 31, 2017, the Company, and certain of our subsidiaries, GyM S.A., Construyendo Pais S.A., Vial y Vives — DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM S.A. a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, GyM S.A., Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of the Company and GyM S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of GyM S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April of 2018, the Group repaid US$72.7 million (equivalent to S/245.8 million) of the facility with the proceeds of the sale of Stracon GyM S.A., and in July of 2018, an additional of US$15.4 million (equivalent to S/52.1 million). In August 2019, the Group paid the entire balance of Tranche B, equivalent to S/9.7 million and US$9.2 million. In September and October 2019, Tranche A was partially paid for S/.0.4 million and US$0.1 million; and S/0.5 million, respectively.

As of December 31, 2019, and the date of this annual report, there was US$44.2 million (equivalent to S/146.6 million).

GyM S.A. requested a waiver for a change in the Financial Stability Framework Agreement, in which at least 50% of the amount of Tranche A and up to 50% of the amount of Tranche A (project valuations) should be presented; the request was accepted by the lenders. As of December 31, 2019, and the date of this report, the value of client invoices and the value of project valuations is 65% and 134%, respectively, both percentages comply with the provisions of the approved waivers.

As of December 31,2019 and the date of this report, GyM S.A. is in compliance with the ratios established under the Financial Stability Framework Agreement and its waivers.

iv)	CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium-term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is one year after the Closing Date, 9.35%; (iii) for the period from and including the date that is one year after the Closing Date to but excluding the date that is 30 months after the Closing Date, 9.60%; and (iv) for the period from and including the date that is 30 months after the Closing Date to the third anniversary of the Loan, 10.10%.

The proceeds were used for working capital in the Company, GyM S.A. and Adexus S.A. As of the date of this report, the principal amount outstanding under this loan is still US$35 million (equivalent to S/112.9 million).

On November 21, 2019, due to the filing of a preventive bankruptcy process by its Chilean subsidiary, Adexus S.A., the Company received a communication from CS Peru Infrastructure Holdings LLC informing of the occurrence of an event of default under the terms of the credit agreement, according to section 7.02(e) and 9.09 of the agreement. As a result, as of December 2019, the loan was classified as current liabilities. However, as of February 2020, the Company obtained the waiver, therefore as of the date of this report, the loan was reclassified to non-current liabilities.

b)	Financial Leases

			Current		Non-current
	Interest	Date of	At December, 31		At December, 31
	rate	maturity	2018	2019	2018	2019
Viva GyM S.A.	7.79% / 9.04%	2023	3,488	4,297	8,582	7,399
GyM S.A.	1.98% / 9.07%	2023	4,523	3,395	9,314	5,678
GMP S.A.	4.02% / 6.28%	2022	4,034	1,511	1,522	154
Concar S.A.	4.30% / 5.05%	2020	1,469	546	556	—

			13,514	9,749	19,974	13,231

The minimum payments to be made according to their maturity and the present value of the leasing obligations are as follows:

	At December 31,
	2018	2019
Up to 1 year	15,151	10,826
From 1 to 5 years	21,583	16,813

	36,734	27,639
Future financial charges	(3,246)	(4,659)

Present value of the obligations for finance lease contracts	33,488	22,980

The present value of the finance lease agreements obligations are as follows:

	At December 31,
	2018	2019
Up to 1 year	13,514	9,749
From 1 year to 5 years	19,974	13,231

	33,488	22,980

c)	Lease liability for right-of-use asset (Note 3.1)

			At December, 31
	Interest	Date of	2019
	rate	maturity	Current	Non-current
GMP S.A.	6.59% / 7.80%	2023	10,584	10,261
Graña y Montero S.A.A.	7.88%	2027	4,888	50,362
GyM S.A.	7.65%	2022	1,592	541
Concar S.A.	5.55%	2024	1,171	806
Other minors	6.31% / 10.00%	2020	11	—

			18,246	61,970

The minimum payments to be made according to their maturity and the present value of the lease liability for right-of-use asset obligations are as follows:

At December 31, 2019
Up to 1 year	24,966
From 1 to 5 years	69,955
Over 5 years	7,603

102,524
Future financial charges	(22,308)

Present value of the lease liability for right-of-use asset obligations	80,216

The present value of the lease liability for right-of-use asset obligations are as follows:

At December 31, 2019
Up to 1 year	18,246
From 1 year to 5 years	54,595
Over 5 years	7,375

80,216

d)	Other financial entities

Monetization of Norvial dividends

On May 29, 2018, an investment agreement was signed between the Company and Inversiones Concesion Vial S.A.C. (“BCI Peru”) - with the intervention of Fondo de Inversion BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI Asset Management”) to monetize the future dividends on Norvial S.A. that our Company will receive. The transaction amount was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

It has also been agreed that the Company will have call options on 48.8% of the economic rights of Norvial that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. Such options will be subject to certain conditions such as the maturity of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic estimates) and/or the occurrence of a change of control. As of December 31, 2019, the balance of the loan payable amounts to S/142.2 million (S/145.6 million as of December 31, 2018).

e)	Fair value of debt

The book value and fair value of financial liabilities are as follows:

	Carrying amount		Fair value
	At December, 31		At December, 31
	2018	2019	2018	2019
Bank overdrafts	119	—	119	—
Bank loans	1,023,481	553,658	1,152,885	572,019
Finance leases	33,488	22,980	38,399	23,027
Lease liability for right-of-use asset	—	80,216	—	96,799
Other financial entities	145,584	142,212	145,584	142,212

	1,202,672	799,066	1,336,987	834,057

In 2019, fair values are based on discounted cash flows using debt rates between 2.9% and 11.0% (between 2.4% and 8.9% in 2018) and are within level 2 of the fair value hierarchy.

19	BONDS

As of December 31, this item includes:

	Total		Current		Non-current
	2018	2019	2018	2019	2018	2019
GyM Ferrovías S.A. (a)	611,660	618,497	13,422	15,742	598,238	602,755
Norvial S.A. (b)	325,382	305,545	25,745	28,995	299,637	276,550

	937,042	924,042	39,167	44,737	897,875	879,305

a)	GyM Ferrovias S.A.

In February 2015, the subsidiary GyM Ferrovías S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Support & International Associates Risk Classifier. As of December 31, 2019, an accumulated amortization amounting to S/79 million (S/67.7 million as of December 31, 2018) has been made.

As of December 31, 2019, the balance includes accrued interest payable and VAC adjustments for S/86.8 million (S/72 million as of December 31, 2018).

As of December 31, 2017, 2018 and 2019, the movement of this account is as follows:

	2017	2018	2019
Balance at January, 1	604,031	603,657	611,660
Amortization	(19,141)	(10,178)	(11,330)
Accrued interest	49,132	48,130	48,253
Interest paid	(30,365)	(29,949)	(30,086)

Balance at December, 31	603,657	611,660	618,497

As part of the bond structuring process, GyM Ferrovías S.A. pledged to report and verify compliance with the following, measured according to their individual financial statements (covenants):

•	Debt service coverage ratio not less than 1.2 times;

•	Maintain a minimum balance in the trust equal to one-quarter of operating and maintenance costs (including VAT);

•	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

On August 23, 2017, GyM Ferrovias S.A. and Line One CPAO Purchaser LLC signed the purchase-sale contract and assignment of collection rights for the “Annual Payment for Complementary Investment (PAO Complementary)” derived from the Concession Contract for an amount equivalent to US$316 million. The last payment for the sale of the CPAO was mad on December 10, 2019.

On August 23, 2017, GyM Ferrovias S.A. as Borrower, Mizuho Bank, Ltd., and Sumitomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent signed a Working Capital loan agreement for an amount equivalent to US$80 million to partially finance the Lima Metro Line 1 Expansion Project. In May 2019, the Working Capital loan was fully prepaid and the Working Capital Loan Agreement terminated. (As of December 31, 2018, the account payable amounted to US$62 million).

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

As of December 31, 2017, 2018, and 2019, the movement in this account is as follows:

	2017	2018	2019
Balance at January, 1	363,684	343,910	325,382
Amortization	(20,010)	(18,736)	(20,005)
Accrued interest	2,987	24,170	23,482
Capitalized interest	26,011	3,361	2,725
Interest paid	(28,762)	(27,323)	(26,039)

Balance at December, 31	343,910	325,382	305,545

As part of the bond structuring process, Norvial S.A. undertook to periodically report and verify compliance with the following covenants:

•	Debt service coverage ratio not less than 1.3 times;
•	Proforma leverage ratio less than 4 times.

The fair value of both obligations at December 31, 2019 amounts to S/1,014 million (at December 31, 2018, amounts to S/1,037 million), and is based on discounted cash flows using rates between 4.32% and 7.59% (between 4.09% and 5.45% at December 31, 2018) corresponding to level 2 of the fair value hierarchy.

As of December 31, 2018, and 2019, the Company has complied with the covenants of both types of bonds.

20	TRADE ACCOUNTS PAYABLE

As of December 31, this item includes:

	2018	2019
Invoices payable (a)	591,619	352,287
Provision of contract costs (b)	378,670	746,408
Notes payable	109,242	37,426

	1,079,531	1,136,121

(a)	Invoices payable are obligations accredited with formal documents. The following are the invoices payable according to main projects:

	2018	2019
Infrastructure
Linea 1 - Metro de Lima	93,463	15,125
Oil services	49,254	46,932
Operation and maintenance - Roads	60,334	16,131

	203,051	78,188

Engineering and Construction
Works and Consortiums	128,159	64,571
Talara Refinery	101,103	59,740
Engineering and Construction Works VYV - DSD Chile Ltda.	26,184	26,368
Civil Works, Assembly and Electromechanics - Toquepala	23,957	10,325
North Concentrator Plant - Quellaveco	7,564	26,589
Engineering and Construction Works - Morelco S.A.S.	19,504	8,141
Generating Plant Machu Picchu	7,789	6,575
Project Mina Gold Fields La Cima S.A.	5,060	5,302
Civil works, assembly and electromechanics - Acero Arequipa	3,062	5,421
Others	5,319	15,091

	327,701	228,123

Real Estate	18,365	26,072

Parent Company Operation	42,502	19,904

	591,619	352,287

b)	Provision of contract costs are obligations not accredited with formal documents. Below are the services received not billed according to main projects:

	2018	2019
Infrastructure
Linea 1 - Metro de Lima	11,189	13,383
Oil services	—	20,512
Operation and maintenance - Roads	1,020	18,763

	12,209	52,658

Engineering and Construction
Talara Refinery	115,870	418,540
Works and Consortiums	105,681	68,239
Engineering and Construction Works VYV - DSD	51,412	68,140
Engineering and Construction Works - Morelco SAS	27,570	34,804
North Concentrator Plant - Quellaveco	10,030	24,185
Mina Project of Gold Fields La Cima S.A.	8,520	15,050
Civil Works, Assembly and Electromechanics - Acero Arequipa	4,932	17,382
Civil Works, Assembly and Electromechanics - Toquepala	5,283	5,055
Generating Plant Machu Picchu	2,376	4,633
Others	8,513	23,063

	340,187	679,091

Real Estate	12,808	13,573

Parent Company Operation	13,466	1,086

	378,670	746,408

21	OTHER ACCOUNTS PAYABLE

As of December 31, this item includes:

	Total		Current		Non-current
	2018	2019	2018	2019	2018	2019
Advances received from customers (a)	496,547	307,839	301,868	270,714	194,679	37,125
Consorcio Ductos del Sur - payable (b)	234,978	148,076	—	—	234,978	148,076
Salaries and other payable	97,774	87,869	97,774	87,869	—	—
Put option liability on Morelco acquisition (Note 32-b)	103,649	106,444	—	71,341	103,649	35,103
Third-party loans	11,560	11,619	11,560	9,545	—	2,074
Other taxes payable	132,775	104,444	111,444	84,235	21,331	20,209
Acquisition of non-controlling interest (Note 35-a)	22,963	22,697	22,963	22,697	—	—
Guarantee deposits	15,137	13,201	15,137	13,201	—	—
Consorcio Rio Mantaro - payables	35,531	35,625	35,531	35,625	—	—
Other accounts payables	55,865	70,592	36,392	40,078	19,473	30,514

	1,206,779	908,406	632,669	635,305	574,110	273,101

(a)	Advances received from customers relate mainly to construction projects, and are discounted from invoicing, in accordance with the terms of the contracts.

	Total		Current		Non-current
	2018	2019	2018	2019	2018	2019
Advances Customers Consortiums	154,660	115,250	146,764	113,093	7,896	2,157
Autoridad Autonoma del Sistema Electrico de Transporte	164,218	—	9,781	—	154,437	—
Customer advances for real estate projects	67,519	66,258	67,519	66,258	—	—
Concentradora Norte - Quellaveco	—	64,118	—	44,932	—	19,186
Special National Transportation Infrastructure Project	69,943	42,030	38,959	26,534	30,984	15,496
Talara Refinery	10,835	—	10,835	—	—	—
Others	29,372	20,183	28,010	19,897	1,362	286

	496,547	307,839	301,868	270,714	194,679	37,125

(b)

The other accounts payable of Consorcio Constructor Ductos del Sur correspond to payment obligations to suppliers and the main subcontractors for S/235 million, assumed by the subsidiary GyM S.A; as a result of the termination of GSP operations.

The fair value of short-term accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements for the periods shown.

22	OTHER PROVISIONS

At December 31, this item includes:

	Total		Current		Non-current
	2018	2019	2018	2019	2018	2019
Legal contingencies	84,728	278,319	6,049	103,635	78,679	174,684
Contingent liabilities from the acquisition of subsidiaries	4,498	—	—	—	4,498	—
Provision for well closure (Note 5.1 d)	20,382	50,116	148	9,848	20,234	40,268

	109,608	328,435	6,197	113,483	103,411	214,952

Additions for legal claims correspond to:

i)	Provision for civil reparation

As of December 31, 2019, the Group updated the present value of the estimated provision amounting to S/154 million (S/73.5 million as of December 31, 2018), corresponding to the legal contingency estimated by the Management for exposure of the Company and its subsidiaries to the probable imposition of an obligation to compensate the government in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and in projects associated with the Construction Club.

ii)	Class Action

Two class action lawsuits have been filed against the company and certain of our former officials in before the United States Court for the Eastern District of New York during the first quarter of 2017 that were later consolidated into a single claim. The plaintiffs allege that during the class period the Company obtained equity investments from investors based on false and misleading statements that were made in breach of the Securities Act and that caused material losses to such investors In particular, it is complaint alleges that the defendant did not disclose, among other things, that: a) the Company knew that its partner Odebrecht was involved in illegal activities; and that, b) the Company profited from such activities in violation of its own corporate governance rules.

As of the date of this report, the Company has entered into term sheet with the plaintiffs’ counsel, whereby the parties undertake to ensure the termination of the class action, through the negotiation, conclusion and filing of the final settlement agreement before court. The amount stipulated for the termination of the class action equals to US $ 20 million. As of December 31, 2019, the Company has made a provision of S/49.8 million (US $ 15 million) and the surplus of US $ 5 million will be covered by a professional liability policy pursuant to settlement agreement entered with the insurer.

iii)	Other provisions

Other provisions correspond mainly to claims received from clients for S/46 million in the subsidiary GyM S.A.

The gross movement of other provisions is as follows:

Other provisions	Legal contingencies	Contingent liabilities resulting from acquisitions	Provision for well closure	Total
At January 1, 2017	15,732	8,125	17,216	41,073
Additions	9,510	—	—	9,510
Reversals of provisions	(235)	(809)	(412)	(1,456)
Payments	(1,680)	—	—	(1,680)
Translation adjustments	37	(67)	—	(30)

At December 31, 2017	23,364	7,249	16,804	47,417

Additions	75,369	—	3,578	78,947
Reversals of provisions	(4,875)	(1,343)	—	(6,218)
Deconsolidation of subsidiaries	(2,340)	—	—	(2,340)
Reclasification liabilities classified as held for sale	—	(1,093)	—	(1,093)
Payments	(6,615)	—	—	(6,615)
Translation adjustments	(175)	(315)	—	(490)

At December 31, 2018	84,728	4,498	20,382	109,608

Additions	197,721	—	30,998	228,719
Reversals of provisions	(3,122)	(4,349)	—	(7,471)
Payments	(914)	—	(1,264)	(2,178)
Translation adjustments	(94)	(149)	—	(243)

At December 31, 2019	278,319	—	50,116	328,435

23	EQUITY

a)	Capital

The General Shareholders’ Meeting held on November 6, 2018, approved a capital increase of up to US$130 million equivalent to 211,864,407 shares at a price of US$0.6136. As of December 31, 2018, during the first stage of the placement and the conclusion of two preferred subscription rounds, a total of 69,380,402 shares were subscribed. Therefore, the Company’s capital is represented by 729,434,192 shares with a par value of S/1.00 each, out of which 660,053,790 are registered in the Public Registry, and 69,380,402 are in the process of registration.

On April 2, 2019, the Company concluded the capital increase process by completing the subscription of 142,483,663 new common shares, therefore the capital of the company is represented by S/871,917,855, after the end of the private offer and considering the contributions made during the 2 preferential subscription wheels.

As of December 31, 2018, a total of 207,931,660 shares were represented in ADS, equivalent to 41,586,332 ADS at a rate of 5 shares per ADS; and 218,043,480 shares were represented in ADS equivalent to 43,608,696 ADS as of December 31, 2019.

As of December 31, 2019, the Company’s shareholding structure is as follows:

Percentage of individual interest in outstanding capital	Number of shareholders	Total percentage of interest
Up to 1.00	1,725	12.19%
From 1.01 to 5.00	16	30.98%
From 5.01 to 10.00	2	18.34%
Over 10	2	38.49%

	1,745	100.00%

At December 31, 2019, the Company’s shares registered a stock price at the end of the year of S/1.70 per share and a trading frequency of 95.24% (S/1.99 per share and a trading frequency of 91.6% at 31 December 2018).

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

c)	Voluntary reserve

As of December 31, 2018, and 2019, this S/29.97 million reserve is related to the excess of the legal reserve; this reserve is above the requirement to constitute a reserve until it reaches the equivalent of 20% of the paid-in capital.

d)	Share premium

This item includes the excess of total income obtained by shares issued in 2013 compared to their nominal value of S/1,055.5 million and by shares issued in 2018 and 2019 an amount of S/68.2 million and S/138.9 million, respectively.

In addition, this account recognizes the difference between the nominal value and the transaction value for acquisitions of shares in non-controlling interests.

e)	Retained earnings

Dividends distributed to shareholders other than domiciled legal entities are subject to the rates of 4.1% (earnings until 2014), 6.8% (2015 and 2016 earnings) and 5.00% (2017 and thereafter) for income tax charged to these shareholders; such tax is withheld and settled by the Company. Dividends for fiscal years 2018 and 2019 were not distributed (Note 33).

24	DEFERRED INCOME TAX

Deferred income tax is classified by its estimated reversal term as follows:

	At December 31,
	2018	2019
Deferred income tax asset:
Reversal expected in the following twelve months	48,889	37,927
Reversal expected after twelve months	376,547	202,992

Total deferred tax asset	425,436	240,919

Deferred income tax liability:
Reversal expected in the following twelve months	(9,067)	(19,791)
Reversal expected after twelve months	(66,280)	(92,943)

Total deferred tax liability	(75,347)	(112,734)

Deferred income tax asset, net	350,089	128,185

The gross movement of the deferred income tax item is as follows:

	At December 31,
	2017	2018	2019
Opening balance	353,839	364,225	350,089
Debit (credit) to income statement (Note 29)	42,599	25,118	(206,273)
Adjustment for changes in rates of income tax	1,951	(1,524)	(622)
Sale of a subsidiary	(12,160)	(40,460)	—
IFRIC 23 adoption	—	—	(986)
Debit (credit) to equity	(16,804)	(95)	(3)
Other movements	(5,200)	2,825	(14,020)

Final balance	364,225	350,089	128,185

The movement in deferred tax assets and liabilities in the year, without considering the offsetting of balances, is as follows:

Deferred income tax liabilities	Difference in depreciation rates	Deferred income	Work in process	Tax receivable	Borrowing costs capitalized	Purchase price allocation	Others	Total
At January 1, 2017	61,750	—	8,242	28,867	21,418	27,118	13,164	160,559
(Charge) credit to P&L	104,101	—	(5,712)	3,322	(1,473)	(11,780)	(3,724)	84,734
Sale of subsidiary	—	—	—	—	—	—	(83)	(83)

At December 31, 2017	165,851	—	2,530	32,189	19,945	15,338	9,357	245,210

(Charge) credit to P&L	(74,679)	13,574	2,926	689	(4,229)	(11,699)	7,828	(65,590)
Sale of subsidiary	(16,189)	—	—	—	—	(5,201)	(3,377)	(24,767)

At December 31, 2018	74,983	13,574	5,456	32,878	15,716	(1,562)	13,808	154,853

(Charge) credit to P&L	9,937	10,571	33,403	3,312	(780)	11,385	18,821	86,649

At December 31, 2019	84,920	24,145	38,859	36,190	14,936	9,823	32,629	241,502

Deferred income tax assets	Provisions	Accelerated tax depreciation	Tax losses	Work in process	Accrual for unpaid vacations	Investments in subsidiaries	Impairment	Tax Goodwill	Others	Total
At January 1, 2017	105,679	16,381	153,083	17,614	12,972	608	172,052	20,525	15,484	514,398
Charge (credit) to P&L	(12,614)	79,637	(8,555)	21,873	2,166	118	28,593	(112)	18,358	129,464
Charge (credit) to equity	(8,882)	—	—	—	—	—	(7,493)	—	(347)	(16,722)
Reclassification	(30,901)	—	—	—	—	(726)	31,627	—	—	—
Sale of subsidiary	(683)	(9,367)	(438)	—	(1,697)	—	—	—	(236)	(12,421)
Others	(160)	—	(1)	—	(1)	—	1	—	(5,123)	(5,284)

At December 31, 2017	52,439	86,651	144,089	39,487	13,440	—	224,780	20,413	28,136	609,435

Charge (credit) to P&L	702	(83,561)	25,733	(5,482)	1,784	—	35,289	(2,365)	(14,096)	(41,996)
Charge (credit) to equity	—	—	—	—	—	—	—	—	(95)	(95)
Sale of subsidiary	(14,775)	(2,169)	(33,512)	—	(6,215)	—	(6,462)	—	(944)	(64,077)
Others	—	—	—	—	—	—	—	—	1,675	1,675

At December 31, 2018	38,366	921	136,310	34,005	9,009	—	253,607	18,048	14,676	504,942

Charge (credit) to P&L	804	7,512	14,343	11,715	1,842	—	(205,265)	(4,526)	53,329	(120,246)
Charge (credit) to equity	—	—	—	—	—	—	—	—	(3)	(3)
IFRIC 23 adoption	—	—	(986)	—	—	—	—	—	—	(986)
Others	—	—	—	—	—	—	—	—	(14,020)	(14,020)

At December 31, 2019	39,170	8,433	149,667	45,720	10,851	—	48,342	13,522	53,982	369,687

As of December 31, 2019, the total tax loss amounts to S/517.3 million and is composed as follows:

	Tax	Tax loss aplication	Application			Statute of
	loss	method	2020	2021	Forward	limitations
GyM S.A.	328,946	B	23,985	13,270	291,691
Vial y Vives-DSD S.A.	115,027	N/A	71,010	6,018	37,999
Viva GyM S.A.	21,530	A	16,917	4,613	—	2022
Graña y Montero S.A.A.	17,875	A	—	—	17,875	2022
TGNCA S.A.C.	15,989	B	—	—	15,989
Morelco S.A.S.	5,650	N/A	5,650	—	—
GMP S.A.	4,869	A	4,869	—	—	2021
GyM Chile S.p.A.	4,052	N/A	—	—	4,052
Survial S.A.	2,053	A	1,437	616	—	2023
Incolur DSD	1,278	N/A	—	—	1,278
Others	47		47	—	—

	517,316		123,915	24,517	368,884

According to Peruvian legislation, there are two ways to compensate for tax losses:

1.	System A, it allows offseting offset the tax loss in future years up to the following four (4) years from the date the loss is incurred.

2.	System B. The tax loss may be offset in future years up to 50% of the net rent of each year. This option does not consider a statute of limitations.

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

25	WORKERS’ PROFIT SHARING

The distribution of the workers’ profit sharing in the income statement for the years ended December 31 is shown below:

	2017	2018	2019
Cost of sales of goods and services	2,215	5,274	4,661
Administrative expenses	7,562	2,588	1,679

	9,777	7,862	6,340

26	COSTS AND EXPENSES BY NATURE

For the years ended December 31, the detail of this item is as follows:

	Cost of goods and services	Administrative expenses	Total
2017
Services provided by third-parties	1,268,665	104,950	1,373,615
Salaries, wages and fringe benefits (i)	919,409	134,695	1,054,104
Purchase of goods	856,745	140	856,885
Other management charges	235,102	48,057	283,159
Depreciation	103,566	5,776	109,342
Amortization	67,381	3,002	70,383
Impairment of inventories	40,592	—	40,592
Impairment of property, plant and equipment	11,928	20	11,948
Taxes	7,470	7,408	14,878
Impairment of accounts receivable (ii)	703	18,406	19,109

	3,511,561	322,454	3,834,015

	Cost of goods and services	Administrative expenses	Total
2018
Services provided by third-parties	1,064,687	98,060	1,162,747
Salaries, wages and fringe benefits (i)	817,392	105,505	922,897
Purchase of goods	755,209	—	755,209
Other management charges	375,308	43,533	418,841
Amortization	98,318	4,856	103,174
Depreciation	81,199	5,135	86,334
Impairment of accounts receivable (ii)	45,658	19,418	65,076
Taxes	8,727	1,926	10,653
Impairment of property, plant and equipment	5,468	—	5,468
Inventory recovery	(26,993)	—	(26,993)

	3,224,973	278,433	3,503,406

	Cost of goods and services	Administrative expenses	Total
2019
Services provided by third-parties	1,450,577	58,728	1,509,305
Salaries, wages and fringe benefits (i)	951,455	117,426	1,068,881
Purchase of goods	855,743	—	855,743
Other management charges	174,678	27,708	202,386
Amortization	99,589	5,689	105,278
Depreciation	95,445	1,907	97,352
Impairment of accounts receivable (ii)	4,900	—	4,900
Taxes	6,941	2,450	9,391
Impairment of property, plant and equipment	3,907	—	3,907
Impairment of investments	255	—	255
Inventory recovery	(249)	—	(249)

	3,643,241	213,908	3,857,149

(i)	For the years ended on December 31, salaries, wages and fringe benefits comprise the following:

	2017	2018	2019
Salaries	747,195	629,641	786,346
Statutory gratification	106,797	80,697	88,369
Social contributions	76,330	73,297	61,533
Employee’s severance indemnities	43,399	50,852	49,944
Vacations	33,603	39,221	39,298
Workers’ profit sharing (Note 25)	9,777	7,862	6,340
Others	37,003	41,327	37,051

	1,054,104	922,897	1,068,881

(ii)	For the years ended December 31, the impairment of accounts receivable includes the following:

	2017	2018	2019
Trade accounts receivables	724	3,065	955
Other accounts receivable	—	44,252	2,421
Accounts receivable from related parties	18,385	17,759	1,524

	19,109	65,076	4,900

27	FINANCIAL INCOME AND EXPENSES

For the years ended on December 31, these items include the following:

	2017	2018	2019
Financial income:
Interest on loans to third parties	577	27,060	36,876
Fair value of accounts receivables	—	9,786	30,408
Interest on short-term bank deposits	5,123	3,811	4,056
Commissions and collaterals	12	1,448	535
Exchange rate gain, net	5,603	—	—
Others	2,427	8,820	2,781

	13,742	50,925	74,656

Financial expenses:
Interest expense:
- Bank loans	93,238	90,349	78,293
- Bonds	28,804	27,388	26,113
- Commissions and collaterals	15,537	31,668	24,521
- Loans from third parties	6,784	31,296	14,162
- Right-of-use	—	—	5,472
- Financial lease	4,722	2,908	2,042
Loss by measurement of financial asset fair value	8,059	25,796	41,131
Exchange difference loss, net	—	23,276	32,570
Derivative financial instruments	739	268	92
Other financial expenses	24,802	23,200	14,542
Less capitalized interest	(31,908)	(8,167)	(7,229)

	150,777	247,982	231,709

28	OTHER INCOME AND EXPENSES, NET

For the years ended December 31, these items include the following:

	2017	2018	2019
Other income:
Profit from Mizuho Agreement (a)	—	—	89,688
Recovery of provisions and accounting impairments	—	—	23,279
Trademarks revaluation	—	—	20,676
Supplier debt forgiveness	—	—	19,026
Sale of fixed assets	93,013	26,007	12,748
Sale of investments	—	13,475	—
Present value of the liability from put option	79	6,122	—
Others	6,466	12,815	14,368

	99,558	58,419	179,785

Other expenditures:
Asset impairment (b)	—	—	296,581
Civil repair to the Peruvian Government (c)	—	73,500	69,150
Legal litigation (class action) (Note 22)	—	—	49,754
Impairment of goodwill and trademarks (Note 17 a)	49,608	—	33,089
Net cost of fixed assets disposal	78,378	36,931	21,061
Others	4,441	9,323	36,904

	132,427	119,754	506,539

	(32,869)	(61,335)	(326,754)

(a)

Corresponds to the refinancing agreement linked to the contract signed between GyM Ferrrovias S.A. and Mitzuho Bank Ltd. where the Company acted as an endorsement of the transaction. Under the contract, a bond letter was issued with Mitzuho Bank Ltd. for it to be covered with a financial derivative. The contract further indicated that in the event that the bank refinanced the debt, the Company received 70% of the gains obtained.

(b)

Mainly corresponds to a provision for impairment of accounts receivable from GSP for S/276 million (Note 15 a) and the subsidiary Promotora Larco Mar S.A. recognized an impairment on work in progress balances for S/18 million.

(c)	The Company increased the provision for civil reparation in S/69 million (Note 22).

29	TAX SITUATION

a)

Each company in the Group is individually subject to the applicable taxes in Peru, Chile and Colombia. Management considers that it has determined the taxable income under general income tax laws in accordance with the tax legislation current effective of each country.

b)	Changes in the Income Tax Law in Colombia—

With the entry into force of the law 2010 of December 2019 law of economic growth, employment, investment, strengthening of public finances and the progressivity, equity and efficiency of the tax system, the following was stipulated as of January 1 2020:

It is supposed that the liquid income is not less than 3.5% of its liquid assets of the previous year. The percentage of presumptive income will be reduced to 0.5% by 2020 and 0% from 2021.

The income tax rate applicable to national societies, permanent establishments and foreign legal entities will be 32%, 31% and 30% for the periods 2020,2021 and 2022, respectively.

Individuals or corporation taxpayers who receive income from foreign sources subject to income in the country of origin, can deduct the tax paid abroad from this income.

Payments abroad for interest, commissions, fees, royalties, leases, personal services are subject to withholding tax at the rate of 20%. Payments for consulting, technical services and technical assistance provided by non-residents are subject to the 20% withholding tax rate. Payments for financial returns to non-residents are subject to the 15% withholding tax rate. Payments to the parent company for management fee, are subject to the 33% withholding tax rate.

Taxpayers may correct their tax returns within three (3) years after the closing date of tax submits and before they have been notified of a special requirement.

The statute of limitations for income taxpayers who compensate for tax losses or are subject to transfer prices will be five (5) years.

In case of an increase in taxable income of 30% with respect to the previous year, for fiscal years 2020 and 2021, the statute of limitation of the returns would be six (6) months and in the case of a 20% increase year will be close at month twelve (12).

c)	The income tax expense shown in the consolidated statement of income comprises:

	2017	2018	2019
Current income tax	168,143	150,020	113,062
Deferred income tax (Note 24)	(44,550)	(23,594)	206,895
PPUA	613	—	—

	124,206	126,426	319,957
(-) Discontinued Operations	(77,901)	(13,108)	—

Income tax expense	46,305	113,318	319,957

d)

The Group’s income tax differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit reported by of the consolidated companies, as follows:

	2017	2018	2019
Profit (loss) before income tax	45,112	133,948	(474,726)

Income tax by applying local applicable tax rates on profit generated in the respective countries	13,811	40,507	(141,370)
Tax effect on:
- Reversal of deferred income tax asset	—	—	174,716
- Non-recoverable item	—	—	85,301
- Non-deductible expenses	30,472	70,052	84,832
- Unrecognized deferred income tax asset	1,562	8,592	82,424
- Change in prior years estimations	9,005	3,235	36,529
- Provision of tax contingencies	—	—	7,079
- Adjustment for changes in rates of income tax	27	1,524	622
- PPUA adjustment for changes in tax rates	(611)	—	—
- Non-taxable income	(4)	(1,691)	(1,195)
- Equity method (profit) loss	394	(1,094)	(64)
- Others	(8,351)	(7,807)	(8,917)

Income tax	46,305	113,318	319,957

e)

The theoretical tax disclosed is the result of applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Group is domiciled. In this sense, companies domiciled in Peru, Chile, and Colombia applied in 2019 income tax rates of 29.5%, 27% and 33% respectively (29.5%, 27% and 37% for 2018). Norvial S.A., GyM Ferrovias S.A., Concesionaria Via Expresa Sur S.A. and GMP S.A. (Blocks III and IV) have legal stability contracts signed with the Peruvian Government in force during the term of the associated concessions. Therefore, the consolidated theoretical amount is obtained from the weighting of the profit or loss before income tax and the applicable income tax rate.

Country	Rates Taxes local Applicable	Utility before the Tax to Rent	Tax to rent
	(A)	(B)	(A)*(B)
2017
Perú	28.00%	420,421	124,024
Perú – Norvial S.A.	27.00%	68,104	18,388
Perú – GyM Ferrovías S.A.	30.00%	29,028	8,708
Peru – Vía Expresa Sur S.A.	30.00%	779	234
Perú – GMP S.A.	30.00%	20,941	6,073
Chile	24.00%	(93,031)	(23,723)
Colombia	40.00%	(27,970)	(11,188)
Bolivia	25.00%	(2,897)	(724)
Unrealized gains		(370,263)	(107,981)

Total		45,112	13,811

Country	Rates Taxes local Applicable	Utility before the Tax to Rent	Tax to rent
	(A)	(B)	(A)*(B)
2018
Peru	29.50%	151,627	44,730
Peru – Norvial S.A.	27.00%	21,104	5,698
Peru – GyM Ferrovías S.A.	30.00%	125,136	37,541
Peru – Vía Expresa Sur S.A.	30.00%	2,951	885
Peru – GMP S.A.	29.00%	35,421	10,272
Chile	27.00%	(20,768)	(5,607)
Colombia – Morelco S.A.	37.00%	11,851	4,385
Colombia – GyM S.A. Branch	33.00%	1,984	655
Bolivia	25.00%	(137)	(34)
Unrealized gains		(195,221)	(58,018)

		133,948	40,507

2019
Peru	29.50%	(1,612,192)	(475,597)
Peru – Norvial S.A.	27.00%	24,066	6,498
Peru – GyM Ferrovías S.A.	30.00%	121,080	36,324
Peru – Vía Expresa Sur S.A.	30.00%	(17,752)	(5,326)
Peru – GMP S.A.	29.00%	35,421	10,272
Chile	27.00%	(36,917)	(9,967)
Colombia – GyM S.A. Branch	33.00%	(11,824)	(3,902)
Bolivia	25.00%	681	170
Unrealized gains		1,022,711	300,158

		(474,726)	(141,370)

In 2018, Colombia applied a 33% Income Tax rate and a 4% temporary surcharge on a taxable income greater than S/895 thousand (equivalent to COP800 million). The two subsidiaries domiciled in Colombia determined taxable income that generated the application of income tax rates of 37% and 33%.

f)

Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years - from January 1 of the year after the date when the tax returns are filed (open fiscal year). Therefore, the years 2015 through 2019 are subject to examination by the tax authorities. Management considers that no significant liabilities will arise as a result of these possible tax examinations. Additionally, income tax returns for fiscal years 2017 to 2019 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns had been filed. Fiscal years 2016 to 2019 are open for tax audit by Colombian tax authorities. Colombian tax authorities are entitled to audit two consecutive years following the date the income tax returns were filed.

g)

In accordance with current legislation, for determination of income tax and general sales tax, the transfer prices transactions with related companies and companies resident in territories with low or no taxation must be considered. For this purpose, documentation and information must be available to support the valuation methods used and the criteria considered for their determination (transfer pricing rules). The Tax Administration is authorized to request this information from the taxpayer. Based on the analysis of the Company’s operations, Management and its legal advisors estimate that the transfer prices of transactions with related companies are based on market conditions, similar to those agreed with third parties, at 31 December 2019.

h)	Temporary tax on net assets (ITAN)

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

i)

The recoverability of the deferred income tax asset registered in Negocios del Gas at the end of 2018, related to the impairment of investments in GSP has been evaluated, finally ending in a write-off of S/172 million.

j)

In 2019, certain operations have not been recognized to have impact on income tax such as: additional impairment of investments in GSP (Negocios del Gas S.A.) S/67 million, impairment of accounts receivable in GyM S.A. amount to S/7.7 million and work in progress in Concesionaria Vía Expresa Sur S.A. and Promotora Larcomar S.A. equal to S/10.8 million.

k)	The current income tax payable, after applying the corresponding tax credits and whose due date is up to the first week of April of the following year, includes mainly:

–	GyM Ferrovias S.A.	S/7 million in 2019 and S/20 million in 2018
–	Inmobiliaria Almonte S.A.	S/10 million in 2018

30	OTHER COMPREHENSIVE INCOME

The analysis of this account is reflected below:

	Cash flow hedge	Foreign currency translations adjustment	Increase in fair value of available-for sale assets	Exchange difference from net investment in a foreign operation	Total
At January 1, 2017	(87)	(54,556)	7,461	(8,455)	(55,637)

Credit (charge) for the year	650	(9,166)	—	9,222	706
Tax effects	(192)	—	—	(2,729)	(2,921)

Other comprehensive income of the year	458	(9,166)	—	6,493	(2,215)

At December 31, 2017	371	(63,722)	7,461	(1,962)	(57,852)

(Charge) credit for the year	160	(7,875)	—	(10,800)	(18,515)
Tax effects	(47)	—	—	2,808	2,761
Transfer to profit or loss (*)	—	14,805	—	—	14,805

Other comprehensive income of the year	113	6,930	—	(7,992)	(949)

At December 31, 2018	484	(56,792)	7,461	(9,954)	(58,801)

(Charge) credit for the year	8	(6,892)	—	—	(6,884)
Tax effects	(2)	—	—	—	(2)

Other comprehensive income of the year	6	(6,892)	—	—	(6,886)

At December 31, 2019	490	(63,684)	7,461	(9,954)	(65,687)

(*)	The amount of S/14.8 million corresponds to the recognition of the translation adjustment from CAM Chile S.A., an indirect subsidiary sold in December 2018.

The amounts in the above table only represent amounts attributable to the Company’s controlling interest, net of tax. The table below shows the movement in other comprehensive income per year:

	2017	2018	2019
Controlling interest	(2,215)	(949)	(6,886)
Non-controlling interest	(3,117)	(1,346)	(1,734)
Adjustment for actuarial gains and losses, net of tax	(2,948)	16,589	—

Total value in OCI	(8,280)	14,294	(8,620)

31	CONTINGENCIES, COMMITMENTS, AND WARRANTIES

In the opinion of Management and its legal advisors, the provisions registered mainly for labor and tax claims are sufficient to cover the results of these probable contingencies. (Note 22).

a)	Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Group amounts to S/71.4 million according to the following detail:

Contentious Administrative Process before the Judiciary regarding the assessment of IGV or VAT tax from 1998 to 2002 for S/0.6 million and for Income Tax and IGV or VAT tax from 2001 for S/3.3 million.

The appeal before SUNAT of income tax assessments from 2012 to 2016 amounting to S/48.5 million (S/37.5 million correspond to GyM SA, S/3.7 million to Viva GyM SA, S/6.1 million to GMI SA and S/1.2 million by Consorcio Río Mantaro).

The appeal before the Tax Court regarding VAT tax assessments for 2014 amounting to S/2.7 million (corresponding to the Consortium Constructor Ductos del Sur); income tax assessments from 2009 to 2013 equal to S/16.1 million (S/14.7 million for the Company, S/1.4 million for Viva GyM SA) and Non-domiciliated Income Tax for 2011 amounting to S/0.1 million corresponding to Viva GyM S.A.

Management believes that all the processes mentioned above will be favorable considering their characteristics and the evaluation of their legal advisors.

b)	Other contingencies

Civil lawsuits, demanding compensation of damages, contract terminations and the enforcement of payment obligations S/17.1 million (S/0.3 million for GyM SA, S/15.4 million correspond to Consorcio Constructor Ductos del Sur., S/0.6 million to Consorcio Peruano de Conservacion, S/0.1 to Las Lomas SAC, S/0.5 million to Consorcio Rio Urubamba and S/0.1 million to Consorcio Vial Ayacucho)

Administrative contentious proceedings amounting to S/0.6 million in fines imposed by OSINERGMIN to GMP S.A.

Administrative processes amounting to S/2.5 million (S/1.08 million correspond to Viva GyM SA, S/0.2 million to Consorcio Toromocho, S/0.2 million to GMP SA, S/0.34 million to GMVBS SA, S/0.25 million to GyM SA, S/0.34 million to Inmobiliaria Almonte SAC and S/0.05 million to Terminales del Perú)

Labor dispute processes amounting to S/16.76 million (S/2.03 million correspond to Concar SA, S/1.52 million to Consorcio GyM - Conciviles, S/1 million to Consorcio Lima Commercial Activities, S/2.04 million to GMP SA, S/8.9 million to GyM SA, S/0.35 million to Morelco SA, S/0.30 million to Consorcio Rio Mantaro, S/0.15 million to Consorcio Tren electric, S/0.14 million to GyM International Operations SAC, S/0.03 million to Vial y Vives and S/0.3 million to Servisel SA).

c)	Letters bonds and guarantees

The Group maintains letters of guarantee and guarantees in force in various financial institutions guaranteeing operations for US $ 376.1 million and US $ 13.9 million, respectively (US$471.6 million and US$13.9 million, respectively, as of December 31, 2018).

32	BUSINESS COMBINATIONS

a)	Morelco S.A.S. acquisition

On December 23, 2014, the Company acquired control through its subsidiary GyM S.A., with the purchase of 70% of its shares representing the capital stock. Morelco S.A.S. is an entity domiciled in Colombia, whose principal economic activity is the provision of construction and assembly services. This acquisition forms part of the Group’s expansion plans in markets with high growth potential such as Colombia and in attractive industries such as mining and energy.

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

Non-controlling interest put and call options

In accordance with the shareholders’ agreement entered into for the purchase of Morelco, the Company signed put and call option contract on 30% of the shares of Morelco held by the non-controlling shareholders. Through this contract, the non-controlling shareholders obtain a right to sell their shares within the term and amount established in the contract (put options). The period for exercising the option begins on completion of the second year of the purchase and expires in the tenth year. The exercise price is based on a multiple of EBITDA less net financial debt and until the months 51 and 63 from the date of the agreement, a minimum value is set based on the price per share that the Company paid to acquire 70% of Morelco shares.

The Company obtains the right to purchase the same shares for a period of 10 years and at a determined price similar to that of the aforementioned put options, except that the minimum value applies to the entire term of the option (call options).

Into IFRS framework, the put option represents an obligation for the Company to purchase shares of the non-controlling interest and, consequently, the Group recognizes a liability measured by the fair value of that option, as of December 31, 2019, the value of the liability amounts to S/106.4 million (as of December 31, 2018, it was S/103.7 million). Because the Group concluded that as a result of this contract, did not acquire the significant risks and rewards inherent to the stock option package, the initial recognition of this liability was charged to an equity account of the controlling stockholders, under the heading of other reserves (Note 21).

On April 30, 2019, an addenda No. 01 was signed to the shareholders Agreement, which modifies:

Section 7.3 sale option in favor of the Initial shareholder, for the following:

As of December 31, 2020 and for a term of six (6) months, the initial shareholder may exercise a selling option, only once, for a number of shares held by the Initial shareholder equivalent to sixty-six point sixty-seven percent (66.67%) of the shares held by the Initial shareholder at the time of exercising the Low sale option this sub-clause (sale option 1). As of December 31, 2022 and for a term of six (6) months, the Initial shareholder may at any time exercise a sale option, for one time only, for the totality and not less than the totality of the shares held by the Initial shareholder at the time of exercising the sale option under this subclause, notwithstanding the foregoing, if GyM S.A. does not fulfill its obligations subject to the option of sale 1 within the period indicated in paragraph b of this Section 7.3, the term established for the exercise of option 2 is accelerated and may be exercised by the Initial shareholder at any time after the day following expiration of said period by sending a Notification of the option of sale to GyM S.A., so that in such event GyM S.A. will only fulfill its obligations by purchasing one hundred (100%) of the shares held by the previous shareholder.

Section 7.3 (c) is replaced in its entirety by the following:

(c) The price per share in each sale option shall be equal to the base price per share plus an interest charge. The base price per share shall be the result of dividing 5,375 times the EBITDA of the twelve (12) months prior to the date of receipt of the Notification of the option of sale by GyM S.A. minus DFN, between (and) all of the shares at the date of receipt of the Notice of option of sale by GyM S.A.; however, the corresponding base price per share shall not be less than the price per share corresponding to the purchase price [as that term is defined in the share sale Contract). The base price per Minimum action established in this Section 7.3 (c) shall not apply: (a) in a sale option that is triggered by the GyM S.A. share provision to a third party, when the GyM S.A. Stock provision does not result in a sale of the Company, and (b) in an Opt sales ion activated before an Exempt Operation. On the base price per share, remuneration interest will be caused at an annual interest rate composed of two point seventy percent (2.70%) as of (i) February 14, 2018 for option 1; (ii) December 31, 2019 for sale option 2 and (iii) in both cases, up to the effective payment date of the purchase contract price concluded as a result of the exercise of each sale option.

33	DIVIDENDS

In compliance with certain covenants, the company will not pay dividends for the years 2018 and 2019, except for transactions with non-controlling interests described in Note 35-d).

34	LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the year attributable to the Group’s common shareholders by the weighted average of the number of common shares outstanding during that year. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share. The basic loss per common share is as follows:

		2017	2018	2019
Loss attributable to owners of the Company during the year		148,738	(83,188)	(884,721)

Weighted average number of shares in issue at S/1.00 each, at December 31,		660,053,790	665,835,490	822,213,119

Basic loss per share (in S/)	(*)	0.225	(0.125)	(1.076)

Loss from continuing operations attributable to owners of the Company during the year		(66,577)	(65,888)	(840,762)

Weighted average number of shares in issue at S/1.00 each, at December 31,		660,053,790	665,835,490	822,213,119

Basic loss per share (S/)	(*)	(0.101)	(0.099)	(1.023)

(*)	The Group does not have common shares with dilutive effects at December 31, 2018 and 2019.

35	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)	Acquisition of additional non-controlling interest

In May, November and December 2016, GyM Chile S.p.A. acquired 5.43%, 6.77%, and 1.49%, respectively of additional shares in Vial y Vives - DSD S.A. at a total purchase price of S/21.6 million, S/25.7 million and S/3.8 million, respectively. The carrying values of the non-controlling interest at the acquisition dates were S/13.9 million, S/17.9 million and S/3.9 million. The Group ceased to recognize the corresponding non-controlling interest, recording a decrease in equity attributable to the owners of the Company of S/15.4 million. At December 31, 2019, the outstanding balance was S/22.7 million (S/23 million in 2018) (Note 21).

b)	Contributions (returns) from non-controlling shareholders

Corresponds to the contributions and returns made by the partners of the subsidiary Viva GyM S.A. for the realization of real estate projects. As of December 31, the balances include:

	2017	2018	2019
Viva GyM S.A.
Contributions received	8,654	3,399	152
Returns of contributions	(45,053)	(87,856)	(33,148)

	(36,399)	(84,457)	(32,996)

Plus (less):
Contributions from other subsidiaries	3,202	15,120	—

Increase (decrease) in equity of non controlling parties	(33,197)	(69,337)	(32,996)

36	DISCONTINUED OPERATIONS AND NON-CURRENT ASSET CLASSIFIED AS HELD FOR SALE

As part of the non-strategic asset divestment process initiated by the Company, in 2017, GMD S.A. was sold (“completed”), and in 2018, CAM Servicios del Peru S.A. and CAM Chile S.A., and Stracon GyM S.A. were sold (“completed”).

Additionally, information is presented on Adexus S.A., a subsidiary that has been reclassified as a non-current asset available for sale (“planned”) as of December 31, 2017, 2018 and 2019.

Below is the information on the financial result and cash flow from discontinued operations, GMD S.A., Stracon GyM S.A., CAM Servicios del Peru S.A., CAM Chile S.A. (done) and Adexus S.A. (planned):

	Discontinued operations
	At December 31,
	2017		2018		2019
	GMD Grupo CAM and Stracon GyM	Adexus S.A.	Grupo CAM and Stracon GyM	Adexus S.A.	Adexus S.A.
	(Completed)	(Planned)	(Completed)	(Planned)	(Planned)
Revenues	1,894,055	284,024	1,010,739	302,936	252,857
Operating costs	(1,751,317)	(239,680)	(968,375)	(263,455)	(244,183)

Gross profit	142,738	44,344	42,364	39,481	8,674
Administrative expenses	(83,483)	(32,761)	(56,950)	(32,730)	(34,744)
Other (expenses) income, net	13,279	(835)	860	(4,519)	(12,740)
Gain from the sale of investments	21,554	—	—	—	—

Operating (loss) profit	94,088	10,748	(13,726)	2,232	(38,810)
Financial expenses	(27,398)	(10,755)	(19,971)	(12,786)	(24,359)
Financial income	2,269	264	6,253	610	2,625
Share of the profit or loss in associates and joint ventures	854

Loss before income tax	69,813	257	(27,444)	(9,944)	(60,544)
Income tax	(14,110)	147	7,112	2,325	16,585

Loss from discontinued operations (a)	55,703	404	(20,332)	(7,619)	(43,959)

Details of the sale of the subsidiary
Revenues from the sale of investments	269,961	—	310,855	—	—
Cost from the sale of investments	(51,697)	—	(237,213)	—	—
Income tax expense on gain	(63,940)	—	(8,906)	—	—

Gain on sale after income tax (b)	154,324	—	64,736	—	—

Net effect in consolidated (a) + (b)	210,027	404	44,404	(7,619)	(43,959)

Cash flows relating to the discontinued operations are as follows:
Operating cash flows	149,687	6,083	6,967	36,450	437
Investing cash flows	(10,377)	(19,570)	(11,474)	(18,141)	—
Financing cash flows	(136,165)	14,059	526	(21,422)	(1,250)

Net increase generated in subsidiary	3,145	572	(3,981)	(3,113)	(813)

A.	Discontinued operations

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

B.	Non-current asset classified as held for sale

At December 31, 2018 and 2019, non-current assets and liabilities held for sale correspond to investments in the company Adexus S.A. (hereinafter Adexus), whose main activity is to provide information technology solutions mainly in Chile and Peru.

On November 19, 2019, Adexus S.A. filed an application for reorganization under Law 20.720 with the Chilean courts of justice. The Company impaired the total investment value as of December 31, 2019.

The reorganization allows companies with temporary liquidity problems to obtain financial protection for a period of 30 days, extendable for a period of 60 days, with the support of their creditors, to prepare, propose and negotiate a plan to restructure their assets and liabilities.

Although the Company investment in Adexus has been declared as an available-for-sale investment and on an exceptional basis, the Group decided that Adexus will be subject to the patrimonial protection law; after achieving this restructuring, the Group will focus on honoring it in the terms agreed while finding the right shareholder for the future development of the Company.

	At December 31,
	2018	2019
ASSETS
Cash and cash equivalets	6,074	1,723
Accounts receivables, net	157,351	129,739
Inventories, net	3,999	2,828
Other assets, net	80,374	68,730

Total assets	247,798	203,020

LIABILITIES
Borrowings	71,810	91,529
Accounts payable	148,817	118,497
Deferred income tax liabilities	5,201	—

Total liabilities	225,828	210,026

Total net assets	21,970	(7,006)

As of December 31, 2017, this item includes Red Eagle Mining Corporation investment representing 6.18% of shares. In January and March 2018, the Company sold the total of its shares. The sale price was agreed at US$3.99 million (equivalent to S/16.24 million), which were paid in full.

37	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

1.

On January 9, 2020, the Company communicated that the creditors committee of Adexus S.A. approved with the favorable vote of more than 80% of the pledge creditors and 85% of the unsecured creditors, respectively, the judicial reorganization agreement proposed by Adexus S.A. in the framework of the reorganization procedure. According to the terms of the judicial reorganization agreement, Adexus S.A. will restructure and pay the total of its reorganized liabilities within a maximum period of six years, according to the new agreed conditions, being authorized to continue with its commercial activities normally. As a result of the financial protection provided by the Chilean law and with the support of its creditors, Adexus S.A. has achieved the restructuring of its liabilities while continuing to serve all its customers.

2.

On February 3, 2020, the General Shareholders Meeting of the Company approved the decision to enter into the Preliminary Agreement and the withdrawal and dismissal of the Request for Arbitration filed by the Company pursuant to the Preliminary Agreement. In addition, the ratification of the Act of Mutual Understanding for the Completion of Plea Agreement Procedure with the Peruvian Third Bureau of the Supraprovincial Corporate Prosecutor’s Office Specialized in Crimes of Corruption of Officials – Special Team and the Ad Hoc Peruvian National State Counsel.

3.

The recent outbreak of the Novel Coronavirus 2019 (COVID-19) pandemic, which has been declared by the World Health Organization to be a “public health emergency of international concern,” has spread across the world since the end of 2019. Countries around the world—including Peru as well as Chile and Colombia—have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions, requiring closures of non-essential businesses, establishing restrictions on public gatherings, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions. In response to the sudden decline in economic activity, the governments of Perú, Chile and Colombia have announced large stimulus programs to assist families and businesses.

As a result, the Group’s results of operations, financial positions and cash flows have been adversely affected as of the date of this report with potential impacts on subsequent periods, including but not limited to the significant decline in revenue and significant operating cash flow. The impacts may also include additional allowance for doubtful accounts and impairment to the Group’s long-term assets. Because of the significant uncertainties surrounding the COVID-19, the exact financial impact is unpredictable and will depend on future developments, including new information which may emerge concerning the duration of the state of emergency which has been extended until June 30th for Perú, September 18th for Chile and until August 31st for Colombia, the actions taken by authorities and other entities to contain the COVID-19 outbreak, among others, all of which are beyond the Group’s control. The Group will continue to closely monitor the impacts of COVID-19 through the course of the year 2020.

Since mid-March 2020, substantially all of our engineering and construction and real estate projects were mandatorily shut down, however, as part of the Government plan to activate some industries according to progressive stages, most of our projects are in the process of re-activating operations gradually. Our infrastructure operations, were declared essential businesses, therefore have continue operating; however, certain of our infrastructure businesses have been adversely affected, in particular, by the sharp decline in traffic volumes and oil and gas prices (also due to the dispute in March among OPEC member countries).

In response to this situation, the Group has implemented a plan that includes several measures to reduce expenses and preserve cash in response to the ongoing COVID-19 pandemic, including the following: (i) developing a 12-week cash plan, project-by-project, to ensure that the Company will continue to meet its critical obligations during that period, which plan is monitored and updated weekly; (ii) preparing a cash plan for the remainder of the 2020 fiscal year, to identify in advance key liquidity issues that may arise; (iii) identifying and renegotiating certain of the company’s obligations with respect to its suppliers, banks and other third parties; (iv) identifying and reducing non-essential general expenses across the group; (v) reducing headcount, and temporarily reducing salaries of senior management, across the company’s three segments; and (vi) reducing capital expenditures across the company’s subsidiaries. In addition, the Group is evaluating the selling of minor assets to finance any cash flow deficit during the year. This plan was approved by the board of directors on April and May 2020. Therefore, the accompanying financial statements have been prepared assuming that the group and subsidiaries will continue as a going concern.

The consolidated financial statements have been prepared based on the existing conditions as of December 31, 2019, and considering those events that occurred after that date, and no adjustments needed to be recorded to the consolidated financial statements as of December 31, 2019 due to the COVID-19 impacts.

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

Graña y Montero Petrolera S.A. net proved reserves in the fields in which they operate and changes in those reserves for operations are disclosed below. The net proved reserves represent our company’s best estimate of proved oil and natural gas reserves. For 2018 and 2019, reserve estimates have been evaluated by its technical staff (reservoir engineers and geoscience professionals) and submitted to its Reserve Development Committee. The estimates for all years presented conform to the definitions found in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

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

PROVED RESERVES (1)

	Total		Peru
	Oil (MBBL)	Gas (MMcf)	Oil (MBBL)	Gas (MMcf)
Proved developed and undeveloped reserves, December 31, 2017	26,496	9,354	26,496	9,354
Revisions of previous estimates	2,332	26,481	2,332	26,481
Enhanced oil recovery	—	—	—	—
Purchases	—	—	—	—
Production(a)	(1,334)	(2,229)	(1,334)	(2,229)
Sales in place	0	0	0	0
Proved developed and undeveloped reserves, December 31, 2018(2)(3)	27,494	33,606	27,494	33,606
Revisions of previous estimates(4)	2,660	(4,365)	2,660	(4,365)
Enhanced oil recovery	—	—	—	—
Purchases	—	—	—	—
Production	(1,486)	(1,771)	(1,486)	(1,771)
Sales in place	—	—	—	—
Proved developed and undeveloped reserves, December 31, 2019	28,668	27,470	28,668	27,470

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

(2)

The revisions in reserve estimates are based on new information obtained as a result of drilling activities and workovers. During 2018 and 2019, proved developed reserves of crude oil increased due to drilling activities in Block IV

(3)	As of December 31, 2018, the associated gas reserves were 33,606 MMCF. As of December 31, 2019, the associated gas reserves were 27,460 MMCF.
(4)	Gas reserves as of December 31, 2019 were lower than gas reserves as of December 31, 2018 due to gas production in 2019 (4,518 MMcf) and the revision of the previous estimate in Block IV (1.618 MMCF).

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2017

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	8,521	10,521	8,521	10,521
End of year	8,664	9,354	8,663	9,354
Proved undeveloped reserves
Beginning of year	16,670	—	16,670	—
End of year	17,833	—	17,833	—

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2018

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	8,664	9,354	8,664	9,354
End of year	9,912	19,839	9,912	19,839
Proved undeveloped reserves
Beginning of year	17,833	—	17,833	—
End of year	17,582	13,767	17,582	13,767

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	9,912	13,767	9,912	9,354
End of year	10,366	14,881	10,366	14,881
Proved undeveloped reserves
Beginning of year	17,582	13,767	17,582	13,767
End of year	18,301	12,589	18,301	12,589

B. Capitalized Costs Relating to Oil and Gas Producing Activities

The following table sets forth the capitalized costs relating to our company’s crude oil and natural gas producing activities for the years indicated:

	2015	2016	2017	2018	2019
	(in US$ thousands)
Proved properties
Concessions
Mineral property, wells and related equipment	54,582	39,069	84,960	99,129	131,752
Drilling and Works in progress and Replacement Units	5,682	6,188	10,767	11,920	4,895

Total Proved Properties	60,264	45,257	95,727	111,049	136,647

Unproved properties	—	—	—	—	—
Total Property, Plant and Equipment	60,264	45,257	95,727	111,049	136,647

Accumulated depreciation, depletion, and amortization, and valuation allowances	(17,875)	(17,774)	(36,672)	(45,426)	(59,553)

Net capitalized costs	42,389	27,482	59,054	65,624	77,093

C. Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

The following table sets forth costs incurred related to our company’s oil and natural gas activities for the years indicated:

	2015	2016	2017	2018	2019
	(in US$ thousands)
Acquisition costs of properties(1)
Proved	—	—	—	—	—
Unproved	—	—	—	—	—
Total acquisition costs
Exploration costs	—	—	—	(1,121)	—
Development costs	(17,179)	(19,161)	(22,905)	(25,192)	(44,612)

Total	(17,179)	(19,161)	(22,905)	(26,313)	(44,612)

(1)	Our company has not incurred in any cost related to Oil and Gas property acquisition for all years presented.

D. Results of Operations for Oil and Natural Gas Producing Activities

The results of operations for oil and natural gas producing activities, excluding overhead costs and interest expenses, are as follows for the years indicated:

	Total Peru
	2015	2016	2017	2018	2019
	(in US$ thousands)
Revenues
Additional Revenues of Gas Extraction Services	57,938	50,556	67,049	96,543	100,042
Total Revenues(1)	57,938	50,556	67,949	96,543	100,042
Production Costs	(25,976)	(24,645)	(28,097)	(31,431)	(32,741)
Costs of Labor	(1,660)	(1,767)	(2,008)	(2,099)	(2,571)
Repairs and Maintenance	(1,828)	(1,563)	(2,076)	(2,421)	(3,343)
Materials, supplies and fuel consumed and supplies utilized	10,775)	(9,540)	(20,253)	(9,704)	(8,373)
External services, insurances, security and others	(6,938)	(6,388)	(6,634)	(7,979)	(9,684)
Operation office and staff expenses	(4,776)	(5,388)	(7,126)	(9,228)	(8,771)
Additional Natural Gas supply costs after price adjustment Royalties	(7,982)	(7,402)	(15,016)	(30,892)	(31,508)
DD&A Expenses	(16,931)	(17,223)	(19,851)	(17,690)	(19,417)
Income (loss) before income taxes	7,048	1,286	4,984	16,530	16,376
Income tax expense(2)	(1,974)	(373)	(1,470)	(4,876)	(4,831)
Results of operations from producing activities	5,075	913	3,514	11,654	11,545

(1)	Income after deductions for Graña y Montero Petrolera S.A.’s share of government royalties according to contract obligations. There are no sales or transfers to our company’s other operations.
(2)

In 2015, the legal tax rate was 28%, and during 2016, the legal tax rate was 27%. In 2017, the Peruvian government increased the legal tax rate to 29.5%. In 2018, the Peruvian government retained the legal tax rate at 29.5%. In 2019, the legal tax rate was 30.25%.

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

The following chart shows standardized measures of discounted future net cash flows for the periods indicated:

	2015	2016	2017	2018	2019
	(in US$ thousands)
Future Cash inflows	1,461,565	1,106,849	1,436101	2,041,128	1,836,895
Future production costs	(507,212)	(285,608)	(776,847)	(1,446,949)	(1,311,758)
Future development costs	(368,873)	(463,224)	(221,557)	(232,432)	(338,141)
Future production and development costs	(876,085)	(748,832)	(998,404)	(1,679,381)	(1,649,899)
Future income tax expenses	(153,178)	(105,615)	(129,121)	(106,715)	(52,800)
Future Net cash flows	432,301	252,402	308,577	255,031	134,196
10% annual discount for estimates timing of cash flows	(209,039)	(115,028)	(168,224)	(115,518)	(62,683)
Standardized measure of discounted Future Net Cash Flows	223,262	137,374	140,353	139,514	71,512

(1)

For oil volumes, per barrel prices after deductions of Graña y Montero Petrolera S.A.’s share government royalties used in determining future cash inflows for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 were US$45.59, US$38.54, US$49.82, US$64.72 and US$61.19 respectively. For gas volumes, gas price is linked to the oil price according to the gas purchase contract.

(2)

Production costs and developments costs relating to future production of proved reserves are based on the continuation of existing economic conditions. Future estimated decommissioning costs are included.

(3)	Taxation is computed using the appropriate year-end statutory corporate income tax rates.
(4)	Future net cash flows from oil production are discounted at 10% regardless of assessment of the risk associated with its production activities.

F. Changes in Standardized Measure of Discounted Future Net Cash Flows

The following chart shows changes in standardized measures of discounted future net cash flows for the periods indicated:

	2015	2016	2017	2018	2019
	(in US$ thousands)
Standardized measure of discounted Future Net Cash Flows, beginning of the year	74,668	223,262	137,374	140,353	139,514
Revenue less production and other costs	(103,058)	(75,202)	(96,045)	(127,974)	(132,783)
Net changes in future development costs	(185,387)	(53,464)	94,388	(6,204)	(53,324)
Changes in price, net of production costs	(284,832)	560	(109,168)	(68,095)	(55,359)
Development cost incurred	17,179	19,161	22,905	29,218	44,612
Revisions of previous quantity estimates	674,418	(54,052)	27,456	72,852	9,882
Accretion of discount	67,666	55,438	70,152	99,822	87,508
Net change in income taxes	(53,715)	21,327	(85)	427	30,250
Timing difference and other	(16,330)	(343)	(6,623)	(886)	1,213
Standardized measure of discounted Future Net Cash Flows, end of the year	223,262	137,374	140,353	139,514	71,512

EXHIBIT INDEX

Exhibit Number	Description

1.01*	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02**	Deposit Agreement, dated as of December 31, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

10.01	Credit Agreement, dated as of July 31, 2019, by and between Graña y Montero, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.01.1	Amendment, Waiver and Consent, dated as of February 28, 2020, by and between Graña y Montero, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.02***	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, Graña y Montero, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.

10.03***	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.

10.04***	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among Graña y Montero, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.

10.04.1***	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.

10.04.1.1***	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.04.1.2***	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.04.1.3***	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Graña y Montero, GyM S.A., Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05	Description of Securities Registered Pursuant to Section 12 of the Exchange Act

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.01****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.02****	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

1

Exhibit Number	Description

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

101. LAB	XBRL Taxonomy Extension Label Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated herein by reference to exhibit 1.01 of the Registrant’s Form 20-F (File No. 333-172855) filed with the SEC on April 30, 2014.
**	Incorporated herein by reference to exhibit 1 to the Registrant’s registration statement on Form F-6 (File No. 333-228727) filed with the SEC on December 10, 2018.
***	Incorporated herein by reference to the Registrant’s Form 20-F (File No. 333-172855) filed with the SEC on May 15, 2018.
****

This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

2