Form 20-F/A
period 2019-12-31
Grana & Montero S.A.A.
filed 2020-06-22
CIK 1572621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This Amendment No. 1 to Form 20-F (this “Amendment”) is being filed to amend the annual report on Form 20-F for the fiscal year ended December 31, 2019 filed by Graña y Montero S.A.A. on June 15, 2020. The company is filing this Amendment solely to add disclosure that, in making the original filing, the company relied on the order of the U.S. Securities and Exchange Commission (the “SEC”) dated March 4, 2020 (Release No. 34-88318), as modified on March 25, 2020 (Release No. 34-88465), for an extension of the original due date. The company made the original filing on June 15, 2020, within 45 days after the original due date, as permitted under the order. The disclosure under the heading “Reliance on SEC Order” below is hereby added as an explanatory note at the beginning of Part I. Introduction of the original filing.

In addition, as required by SEC rules, certifications by the company’s principal executive officer and principal financial officer are filed as exhibits to this Amendment under Item 19 hereof. Because no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to Item 15. Controls and Procedures, paragraphs 3, 4 and 5 of the certifications have been omitted. We are not including the certifications under Section 906 of the Sarbanes-Oxley Act of 2002 as no financial statements are being filed with this Amendment.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the original filing or reflect any events that have occurred after the original filing was made. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time the original filing was made and no changes have been made to the financial statements of the company as contained in the original filing. Accordingly, this Amendment should be read in conjunction with the original filing and the company’s other filings with the SEC.

Reliance on SEC Order

As previously disclosed on a Form 6-K furnished by the company on April 30, 2020, the company required additional time to file this annual report due to circumstances related to the COVID-19 pandemic.

On March 15, 2020, due to the outbreak of the COVID-19 pandemic, the Peruvian government declared a national state of emergency and enacted a mandatory quarantine, beginning March 16, 2020. The government closed all international borders and suspended all travel within Peru. The state of emergency also prohibits large gatherings, institutes a curfew, and limits the use of private vehicles, among other limitations. As of the date of this annual report, these Peruvian government measures remain in effect until June 30, 2020, and persons in non-compliance may face fines or detention. The extraordinary government measures have limited access to our facilities by executives, support staff and professional advisors. In addition, since early March 2020, management of the company has been focused on assessing and overcoming the unprecedented challenges posed by the COVID-19 pandemic and the extraordinary government measures for the company’s business and stakeholders. These factors resulted in a delay in the preparation of this annual report, including the completion of the company’s audited consolidated financial statements for the 2019 year.

ITEM 19.	EXHIBITS

Exhibit Number	Description

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to the annual report on Form 20-F on its behalf.

GRAÑA Y MONTERO S.A.A.

By:	/s/ Luis Francisco Díaz Olivero
Name:	Luis Francisco Díaz Olivero
Title:	Chief Executive Officer

By:	/s/ Monica Miloslavich
Name:	Monica Miloslavich
Title:	Chief Financial Officer

Date: June 22, 2020