Form 20-F
period 2020-12-31
AENZA S.A.A.
filed 2021-05-17
CIK 1572621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-35991

AENZA S.A.A.

(Formerly “Graña y Montero S.A.A.”)

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Paseo de la República 4667

Surquillo

Lima 34, Peru

(Address of principal executive offices)

Daniel Urbina Pérez, Chief Legal Officer

Tel. 011-51-1-213-6565

relacion.inversionistas@aenza.com.pe

Av. Paseo de la República 4667

Surquillo

Lima 34, Peru

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value s/1.00 per share American Depositary Shares, each representing five Common Shares	AENZ	New York Stock Exchange* New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of the American Depositary Shares representing those common shares.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation

pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2020	871,917,855 shares of common stock

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒    No  ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

PART I.

INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company,” “the group” and “AENZA” in this annual report are to AENZA S.A.A. (formerly, “Graña y Montero S.A.A.”) a publicly-held corporation (sociedad anónima abierta) organized under the laws of the Republic of Peru (“Peru”). In this annual report, we refer to our principal subsidiaries, joint operations, joint ventures and associated companies as follows: (i) in our Engineering and Construction (“E&C”) segment: Cumbra Perú S.A. (formerly GyM S.A.) as “Cumbra”; Vial y Vives—DSD S.A. as “Vial y Vives—DSD”; Cumbra Ingeniería S.A. (formerly GMI S.A.) as “Cumbra Ingeniería”; Morelco S.A.S. as “Morelco”; (ii) in our Infrastructure segment: Norvial S.A. as “Norvial”; Survial S.A. as “Survial”; Concesión Canchaque S.A. as “Canchaque”; Tren Urbano de Lima S.A. (formerly, GyM Ferrovías S.A.) as “Línea 1”; Concesionaria La Chira S.A. as “La Chira”; UNNA Energía S.A. (formerly GMP S.A.) as “UNNA Energía”; and Concar S.A. as “Concar”; and (iii) in our Real Estate segment: Viva Negocio Inmobiliario S.A. (formerly Viva GyM S.A.) as “Viva” and Inmobiliaria Almonte S.A.C. as “Almonte”. For more information on our subsidiaries, joint operations, joint ventures or associated companies, see notes 6a, 6c and 15 to our audited annual consolidated financial statements included in this annual report.

The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; the term “sol” and the symbol “S/” refer to the legal currency of Peru; the term “Chilean peso” and the symbol “CLP” refer to the legal currency of Chile; and the term “Colombian peso” and the symbol “COP” refer to the legal currency of Colombia.

Presentation of Financial Information

Our consolidated financial statements included in this annual report have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our annual consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 have been audited by Moore Assurance S.A.S. (a member firm of Moore Global Network Limited) in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We manage our business in three segments: Engineering and Construction (E&C); Infrastructure; and Real Estate. For information on our results of operations by business segment, see note 7 to our audited annual consolidated financial statements included in this annual report. We previously accounted for Adexus S.A. (“Adexus”), our technical services subsidiary, which we are marketing for sale, as an investment held for sale. However, as of September 30, 2020, following restructuring proceedings in Chile, we reclassified Adexus as a continuing operation. As a result, our financial information included in this annual report has been adjusted accordingly. Our segment data presents Adexus as a parent company operation not part of any of our three business segments. See note 36 to our audited annual consolidated financial statements included in this annual report.

On December 4, 2018, we sold our interests in each of CAM Chile S.A. (“CAM”) and CAM Servicios del Perú S.A. (“CAM Servicios”) and on April 11, 2018, we sold our interest in Stracon GyM S.A. (“Stracon”). As a result, we present CAM, CAM Servicios and Stracon as discontinued operations in our audited annual consolidated financial statements for the years ended December 31, 2018, 2019 and 2020.

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

We have translated some of the soles amounts contained in this annual report into U.S. dollars and some U.S. dollars amounts contained in this annual report into soles, for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles amounts to U.S. dollars and U.S. dollars amounts into soles was S/3.624 to US$1.00, which was the exchange rate reported for December 31, 2020 by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). We present our backlog in U.S. dollars. For contracts denominated in soles or other local currencies, amounts have been converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. When we present our ratios of backlog and revenues in this annual report, we similarly convert our revenues, which are reported in soles, into U.S. dollars based on the exchange rate reported for December 31 of the corresponding year. For conversions of macroeconomic indicators (particularly in “Item 5.D. Operating and Financial Review and Prospects—Trend Information” in this annual report), average annual exchange rates for the currencies of each of the countries addressed are used. The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

Reserves Estimates

This annual report includes our estimates for proved reserves in Blocks I and V, where UNNA Energía provides hydrocarbon extraction services to, and Blocks III and IV, where UNNA Energía extracts hydrocarbon under license agreements with, Perupetro S.A. (“Perupetro”). These reserves estimates were prepared internally by our team of engineers and have not been audited or reviewed by any independent external engineers. For further information on these reserves estimates, see “Item 3.D. Key Information—Risks Related to Our Company—Additional Risks Related to our Infrastructure Business” and “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Lines of Business—Energy—Oil and Gas Production.”

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including, among others:

•

the impact that the ongoing Novel Coronavirus 2019 (“COVID-19”) pandemic, and governments’ extraordinary measures to limit the spread of the virus, will continue to have on economic activity and the industries in which we operate;

•	the impact on our business reputation from our past association with Odebrecht S.A. (“Odebrecht”) affiliates in Peru;

•

the potential effects of investigations of our company and certain of our former directors and senior management, or any future investigations, regarding corruption or other illegal acts, including the outcome from our ongoing settlement and cooperation agreement discussions with Peruvian authorities, which may include, among other restrictions, significant penalties, admissions of guilt and temporary debarment from entering into new contracts with the government of Peru;

•

the potential impact of the class action civil lawsuit against our company and certain of our former directors and former and current executive officers, including our ability to comply with the payment terms of the settlement agreement;

•

uncertainty with regards to the timing and amount of any payment we are entitled to receive as an equity investor and creditor of Gasoducto Sur Peruano S.A. (“GSP”) in connection with the government payment required as a result of the termination of the GSP pipeline concession in January of 2017;

•

our ability to fund our working capital and other obligations, including resulting from investigations of our company or the class action civil lawsuit against our company, through cash flow from operating activities, financing sources or the sale of assets;

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

•

economic, political and social conditions in the markets in which we operate, including as a result of the upcoming presidential elections and political disputes between the executive branch and congress in Peru, and widespread protests in Chile and, more recently, Colombia;

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

The selected financial data previously required by Item 3.A of Form 20-F has been omitted in reliance on SEC Release No. 33-10890, Management’s Discussion and Analysis, Selected Financial Data and Supplementary Financial Information.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Key Developments

The ongoing COVID-19 pandemic and government measures to contain the spread of the virus are disrupting economic activity in the countries where we operate and adversely affecting our business, results of operations and financial condition.

The outbreak of the Novel Coronavirus 2019 (COVID-19) pandemic, which has been declared by the World Health Organization to be a “public health emergency of international concern,” has spread across the world since the end of 2019. The virus has spread significantly in Latin America, and the countries where we operate have fewer resources to address the continued health care effects of the pandemic. In response, countries around the world—including Peru as well as Chile and Colombia—have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions, requiring closures of non-essential businesses, establishing restrictions on public gatherings, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions. Depending on how the spread of the virus continues to evolve, governments may continue to extend these measures.

The COVID-19 pandemic and these government measures caused a global recession which has resulted in a severe economic impact on the countries in which we operate. We cannot predict the full extent to which economies in the countries where we operate will ultimately be impacted. Even as initial outbreaks of COVID-19 subsided, subsequent outbreaks occurred, including reports of mutations of the virus. We cannot predict whether subsequent outbreaks of the virus or its mutations will not continue to reoccur, or whether governments will not implement longer-term measures that continue to affect economic activity and capital investment levels. As a result, the negative impact of COVID-19 may continue well beyond the containment of the virus. In response to the sudden decline in economic activity, governments around the world, including in Latin America, have announced large stimulus programs to assist families and businesses. However, we cannot assure you that these programs will be sufficient to reactivate economy activity; moreover, the governments in the countries where we operate have fewer resources to stimulate their local economies.

The COVID-19 pandemic is significantly and adversely affecting our business, results of operations and financial condition. Infections have caused halts and delays in our engineering and construction projects, which have caused us to renegotiate performance targets with certain clients. These interruptions and negotiations add costs with respect to our projects, and caused us to include additional allowances for certain accounts receivable and impairments to the group’s long-term assets. We cannot assure you that we will be able to transfer any of these additional costs to our clients. Moreover, from mid-March through the end of May 2020, substantially all of our engineering and construction and real estate projects were mandatorily shut down. Although since July 2020, these projects have resumed operations with COVID-19 protocols in place, we cannot assure you that work will not be halted again or that these projects will be completed on time or at all. Our infrastructure operations, which have for the most part been declared essential businesses, have continued to operate during the pandemic; however, certain of our infrastructure businesses have been adversely affected, in particular, by the sharp decline in traffic volumes and fluctuations in oil and gas prices. Our results and operations for the 2020 year were adversely impacted by the pandemic, and we expect that our results of operations for the 2021 year will continue to be impacted as the pandemic persists. We continue to monitor the situation, and to evaluate and deploy measures to reduce our expenses and preserve liquidity. However, depending on how long current conditions persist and unless we are able to benefit from government stimulus programs, the pandemic may cause us to further modify our business plan and is likely to have a material adverse effect on our business, results of operation and financial condition.

Our reputation has been adversely affected by our association with Odebrecht’s affiliates in Peru

We participated in six construction and operation of infrastructure projects in Peru with affiliates of Odebrecht during the period from 2005 to 2017. Our reputation has been adversely affected as a result of the plea agreements and criminal convictions of Odebrecht and certain key persons related to Odebrecht in connection with corruption, money laundering and criminal organization. Peruvian authorities have initiated criminal investigations into the dealings of Odebrecht’s affiliates in Peru, the scope of which include certain consortia and companies in which we participated. Moreover, as a result, our company and certain of our former directors and senior management are the subject of criminal investigations relating to corruption allegations. These investigations are ongoing and relate primarily to conduct during the period from 2003 to 2015.

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

In December 2019, we entered into a preliminary settlement and cooperation agreement with the Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel. The agreement related to investigations of substantially all of the past projects in which the company participated with Odebrecht (other than the Chavimochic project, which is not under investigation), as well as the company’s alleged participation in a “construction club” to receive public contracts (excluding INDECOPI’s separate administrative proceedings). Although the Peruvian government undertook to enter into a final settlement and cooperation agreement within sixty business days, we have not reached a final agreement. Since that time, the company has made significant progress in the negotiation of a final settlement and cooperation agreement, the terms of which remain under discussion with Peruvian authorities and are confidential. Based on discussions with authorities, we currently expect that a final agreement would require the company to admit to wrongdoing by the company and certain of its former officers and directors. Although we are in advanced discussions with Peruvian authorities, we cannot assure you that an agreement will be reached in a timely manner, on expected terms or at all, and any agreement would be subject to further approval by the Peruvian court.

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

In 2018, the Peruvian criminal prosecutor charged our company and our engineering and construction subsidiary, Cumbra, as criminal defendants in connection with the IIRSA South project concession (tranche II), and the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) included our company and Cumbra in its criminal investigation. We appealed the court’s decision, but in October 2020, the court provided a formal indictment.

Separately, in connection with these investigations, in December 2018, the Peruvian First National Preparatory Investigation Court also resolved to include our company and Cumbra as civilly-responsible third parties in the investigations related to the IIRSA South project concession (tranche II) and Cumbra as a civilly-responsible third party in the investigations related to Tranches 1 and 2 of the Lima Metro. These proceedings are ongoing.

Peruvian prosecutors have included José Graña Miró Quesada, a shareholder and the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a shareholder, a former board member of our company and former chairman of our subsidiary Cumbra, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranche II), in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña and Hernando Graña, as well as Juan Manuel Lambarri, the former chief executive officer of our subsidiary Cumbra, have been charged in connection with Tranches 1 and 2 of the Lima Metro. José Graña indicated in public statements to the media that he and Hernando Graña had initiated a process of plea bargaining with Peruvian prosecutors in respect of multiple projects in which our company participated with Odebrecht and in respect of the alleged “construction club.” This may include providing information related to wrongdoing or knowledge of improper behavior while they were at the company. We cannot assure you what they will ultimately say to government authorities, or that their statements will not adversely affect the company’s business.

In December 2019, we entered into a preliminary settlement and cooperation agreement with the Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel. The agreement related to investigations of substantially all of the past projects in which the company participated with Odebrecht (other than the Chavimochic project, which is not under investigation), as well as the company’s alleged participation in the “construction club” (excluding INDECOPI’s separate administrative proceedings). Although the Peruvian government undertook to enter into a final settlement and cooperation agreement within sixty business days, we have not reached a final agreement. Since that time, the company has made significant progress in the negotiation of a final settlement and cooperation agreement, the terms of which remain under discussion with Peruvian authorities and are confidential. Based on discussions with authorities, we currently expect that a final agreement would require the company to pay a significant penalty over a period of years to be agreed. We also currently expect that a final settlement and cooperation agreement would contain measures that temporarily restrict the ability of the company and certain of its subsidiaries to enter into contracts with the Peruvian government. Although we are in advanced discussions with Peruvian authorities, we cannot assure you that an agreement will be reached in a timely manner, on expected terms or at all, and any agreement would be subject to further approval by the Peruvian court.

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

In May 2018, Peruvian Supreme Decree No. 096-2018-EF set forth guidelines to determine the value of assets to be put in trust to guarantee eventual compensation to the Peruvian government that is required for companies that have been partners of companies that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes, which includes our company and our subsidiary Cumbra. Following discussions with the Peruvian government, in February 2019, we established a trust in favor of the Peruvian government in respect of any liabilities arising from Tranches 1 and 2 of the Lima Metro and the IIRSA South project concession (tranche II), to which we assigned shares of our subsidiary Cumbra Ingeniería, which is estimated to be worth approximately US$20.4 million (S/72 million). Because the value of these shares have decreased, we have included more shares in the trust in order to cover the amount of the trust. We cannot assure you that the Peruvian government will not claim the assets set forth in this trust or require that our company place additional assets in trust, nor can we assure you that these assets will fully satisfy any eventual obligations we may have to the Peruvian government, including in connection with a final settlement and cooperation agreement.

Management has estimated the value of the company’s contingencies to be approximately US$129.6 million (S/469.7 million), and taking into account the net present value, established a provision in the company’s financial statements in the amount of US$59.6 million (S/216 million). This includes amounts in respect of probable liabilities arising from the investigations of substantially all of the past projects in which the company participated with Odebrecht (other than the Chavimochic project, which is not under investigation) and investigations relating to an alleged participation in the “construction club” (excluding INDECOPI’s separate administrative proceedings). The company based its estimate on the formulas included in Law 30737 and on the negotiations with Peruvian authorities which, as of the date of this annual report, are ongoing. However, we cannot provide assurance that our liability will not exceed the amount estimated by management and provisioned for in the financial statements of the company. Furthermore, if the company is investigated for further charges in connection with wrongdoing in respect of other projects, this contingent amount could increase significantly. For more information, see note 1 to our audited annual consolidated financial statements included in this annual report.

We cannot assure you that the scope of the foregoing proceedings will not be expanded to incorporate other projects in which we have been involved, that our company will not be included in other investigations or proceedings as a criminal defendant or civilly-responsible third party in Peru or elsewhere, or that other of our former or current directors and senior management will not be included in the foregoing proceedings. We continue to evaluate alternatives to resolving ongoing investigations against our company and our subsidiary Cumbra, including the negotiation of a settlement and cooperation agreement with Peruvian authorities. However, we cannot assure you that these investigations will be resolved in a manner that is favorable to our company.

INDECOPI and Peruvian prosecutors have initiated investigations alleging that certain construction companies in Peru, including our company, colluded to receive public contracts

The Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) initiated in 2017 investigations regarding allegations that certain construction companies in Peru, including our subsidiary Cumbra, colluded as a “construction club” to receive public contracts.

On February 11, 2020, INDECOPI provided notice that an administrative sanctions proceedings involving a total of 35 construction companies, including our subsidiary Cumbra, and 28 natural persons, was moving forward. On March 9, 2021, we were informed that the Technical Secretariat of INDECOPI’s Commission for the Defense of Competition issued a lengthy opinion report that recommended to the commission the imposition of administrative fines in connection with the proceedings, including S/103 million (US$27.4 million) for Cumbra. We reviewed the report together with our advisors, and, on April 22, 2021, we filed a written reply with INDECOPI.

Management has estimated the value of the company’s contingencies related to these administrative proceedings, and established provisions in the company’s audited consolidated financial statements in the amount of S/24.5 million (US$6.76 million) as of December 31, 2020. See note 22 to our audited annual consolidated financial statements included in this annual report.

INDECOPI’s Commission for the Defense of Competition is expected to issue a decision in first instance between the second and third quarter of 2021. If a decision is reached, Cumbra may appeal before the INDECOPI’s internal tribunal, which tribunal would be the final arbiter of any administrative penalty. Although its decision may be judicially challenged, such challenge would not suspend the company’s obligation to pay any administrative fine imposed by INDECOPI or its tribunal.

Separately, in December 2018, Cumbra was formally included as a civilly-responsible third party, along with eleven other construction companies, in the criminal investigation conducted by a Peruvian public prosecutor based on facts similar to those under investigation by INDECOPI. In December 2019, the prosecutor filed a motion to criminally charged Cumbra and another of our subsidiaries, Concar, and other companies in the construction sector in Peru, as well as a former director and senior management of our company, with collusion and other alleged crimes. The ongoing discussions with the Peruvian authorities relating to a final settlement and cooperation agreement includes the “construction club” investigation, but excludes INDECOPI’s separate administrative proceedings.

We cannot provide assurance that our liability will not exceed the amounts estimated by management. Furthermore, if Cumbra, Concar or any other subsidiary of the company is further charged in connection with wrongdoing in respect of other projects, this contingent amount could increase significantly.

We cannot assure you that any of our company’s other current or former directors or senior management will not be included in these investigations or proceedings in the future, nor can we predict the outcome of any such investigations or proceedings, the timing thereof or how they may impact our business, financial condition and results of operations. We also cannot predict whether prosecutors or INDECOPI will bring additional investigations or proceedings in the future. We continue to evaluate alternatives to resolving ongoing investigations against our subsidiaries Cumbra and Concar, including the negotiation of a settlement and cooperation agreement with Peruvian authorities. However, we cannot assure you that these investigations will be resolved in a manner that is favorable to our company.

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

We are currently negotiating a settlement and cooperation agreement with Peruvian authorities in connection with the criminal investigations against our company

In December 2019, we entered into a preliminary settlement and cooperation agreement with the Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel. The agreement related to investigations of substantially all of the past projects in which the company participated with Odebrecht (other than the Chavimochic project, which is not under investigation), as well as the company’s alleged participation in the “construction club” (excluding INDECOPI’s separate administrative proceedings). Although the Peruvian government undertook to enter into a final settlement and cooperation agreement within sixty business days, we have not reached a final agreement. Since that time, the company has made significant progress in the negotiation of a final settlement and cooperation agreement, the terms of which remain under discussion with Peruvian authorities and are confidential.

Although we are in advanced discussions with Peruvian authorities, we cannot assure you that an agreement will be reached in a timely manner, on expected terms or at all, and any agreement would be subject to further approval by the Peruvian court. In addition, we cannot guarantee that a final settlement and cooperation agreement would be executed on terms favorable to the company. We currently expect that the government will require significant penalty to be paid over a period of years to be agreed. In addition, based on discussions with authorities, we currently expect that a final settlement and cooperation agreement would contain measures that temporarily restrict the ability of the company and certain of its subsidiaries to enter into contracts with the Peruvian government. We also currently expect that a final agreement would require the company to admit to wrongdoing by the company and certain of its former officers and directors, which may adversely affect our reputation. We cannot provide assurances that a final settlement and cooperation agreement will not require us to make payment in excess of our provisions or include additional restrictions on our business.

A class action civil lawsuit in the United States may adversely affect our company

A class action civil lawsuit was filed in 2017 against our company and certain of our former directors and former and current executive officers in the United States. In February 2020, we executed a term sheet with the plaintiffs that provides the general terms and conditions for a final settlement agreement. On July 2, 2020, we executed a Stipulation and Agreement of Settlement formalizing the terms of the settlement. The settlement received preliminary approval from the U.S. court on August 18, 2020, but remains subject to final approval of the court. The settlement terms stipulate that the civil lawsuit will be fully and finally dismissed in exchange for a total settlement amount of US$20 million, of which the company is responsible for US$15 million, and the company recorded provisions of US$15 million as of December 31, 2020. The remaining US$5 million was paid by the company’s D&O insurers. The company made an initial payment of US$350,000 into the settlement fund escrow account in September 2020. The settlement terms stipulate that the remaining $14,650,000, plus interest of 5% per annum running from September 17, 2020, must be paid by the company by June 30, 2021. We have initiated discussions with the plaintiffs regarding a deferral of this payment, but we cannot assure you that an agreement will be reached. No members of the plaintiff class filed objections to the settlement prior to the November 24, 2020 deadline for such objections to be filed. On December 21, 2020, a magistrate judge held a hearing on the motion for final approval of the settlement, which final approval motion remains pending. If the court does not order final approval of the settlement, or the company fails to comply with the terms of the settlement agreement, we would expect the lawsuit to resume.

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

Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made any payment or, to our knowledge, initiated the payment process or the auction process for a new concessionaire. As a result, after the six-month period mandated by the concession contract for the parties to discuss the matter, in October 2019, we asserted our rights against the Peruvian government by filing a request for arbitration before the International Centre for Settlement of Investment Disputes. However, in December 2019 we withdrew our request for arbitration, as required by Peruvian authorities under the preliminary settlement and cooperation agreement we entered into with Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel.

As of the date of this annual report, we are analyzing available contractual and legal options to recover as a creditor of GSP. However, we cannot guarantee that any of these options will be successful, or that we will be able to recover all or any of the amounts owed to the company as a result of the termination of the GSP gas pipeline concession on a timely basis, or at all. Failure to receive the expected payment on a timely basis, or at all, would have a material adverse effect on our business, financial condition and results of operations.

We have made certain estimates in our consolidated financial statements with respect to the expected payment for the termination of the GSP contract. As of December 31, 2019, we fully impaired the remaining amount of our investment in GSP. However, we maintain S/620 million (US$171.1 million) in long-term account receivables as a creditor of GSP.

We were in default under certain of our debt instruments during 2018, 2019 and 2020, and we cannot assure you that we will not be in default under our debt instruments in the future, or that we will be able to obtain additional waiver in the event of any future defaults

In 2020, due to the impact of the COVID-19 pandemic on the company’s results of operations, during the third and fourth quarters of 2020, the company was in default under the CS Peru Infrastructure Loan for failing to maintain its maximum Leverage Ratio (as defined therein). On December 23, 2020, the company and the initial lender signed a waiver and consent agreement in respect of this event of default. In addition, during the second quarter of 2020, our subsidiary Norvial was in default under its corporate bonds for failing to maintain its Debt Service Coverage Ratio (as defined therein). Norvial complied with the Debt Service Coverage Ratio for the third and fourth quarters of 2020. On August 5, 2020, the general assembly of bondholders granted a waiver in respect of the prior default.

We also have certain payment obligations in respect of our indebtedness that has become due. Our Financial Stability Framework Agreement matured in July 2020. We received a waiver with respect to the maturity date, most recently, until April 30, 2021, and we are currently negotiating an additional extension. As of the date of this annual report, US$30.2 million was outstanding under the agreement. In addition, as of the date of this annual report, US$23.7 million was outstanding under a short term loan from Banco Santander to our subsidiary Cumbra. We received a waiver with respect to the maturity date under the loan until March 30, 2021 and subsequently negotiated payment in installments, beginning in May 2021 and ending in September 2021.

In 2019, our subsidiary Adexus entered into Chilean bankruptcy proceedings to restructure its outstanding indebtedness and, as a result, we were in default under our loan agreement with CS Peru Infrastructure Holdings LLC. We received a waiver for the default on February 28, 2020. Also during 2019, our engineering and construction subsidiary, Cumbra, was in default under the Financial Stability Framework Agreement with respect to its failure to comply with certain ratios between Tranche A (client invoices) and Tranche B (client provisions). No event of default was formally notified to Cumbra by the lenders, and Cumbra procured a waiver from the lenders in July 2019. In addition, during the 2018 year we were in default under certain of our debt instruments, including due to: delays in delivering audited financial statements; defaults with respect to certain financial ratio and other covenants; and delays in paying certain amounts outstanding. We procured waivers from our creditors under such instruments.

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

We may not have sufficient cash or access to funding to meet our extraordinary payment obligations

We expect to have certain significant extraordinary payment obligations in the future. With respect to the class action civil lawsuit against our company and certain of our former directors and former officers, the settlement terms stipulate that the remaining $14,650,000, plus interest of 5% per annum running from September 17, 2020, must be paid by the company by June 30, 2021. We have initiated discussions with the plaintiffs regarding a deferral of this payment, but we cannot assure you that an agreement will be reached. In addition, while the terms of a final settlement and cooperation agreement relating to investigations in Peru remain under discussion with Peruvian authorities and are confidential, we currently expect that any final settlement and cooperation will require that we make significant payments over a period of years to be agreed.

We also have certain payment obligations in respect of our indebtedness that has become due. Our Financial Stability Framework Agreement matured in July 2020. We received a waiver with respect to the maturity date, most recently, until April 30, 2021, and we are currently negotiating an additional extension. As of the date of this annual report, US$30.2 million was outstanding under the agreement. In addition, as of the date of this annual report, US$23.7 million was outstanding under a short term loan from Banco Santander to our subsidiary Cumbra. We received a waiver with respect to the maturity date under the loan until March 30, 2021 and subsequently negotiated payment in installments, beginning in May 2021 and ending in September 2021. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

We cannot assure you that we will have sufficient cash from operations, any sale of non-strategic assets, or access to equity or debt financing, to enable us to make those or other extraordinary payments in accordance with our agreements, or that following any such payments, we will have sufficient cash to continue to operate our business consistent with past practices.

We may be unable to access financing that we need to operate our business on favorable terms or at all

Due to uncertainty relating to the investigations of our company, our creditors and other banks operating in the Peruvian market have placed restrictions on our ability, and the ability of other construction companies, to acquire future credit lines or other financings. In particular, our failure to execute a final settlement and cooperation agreement with the Peruvian government within a reasonable time frame may materially impair our ability to remove these restrictions.

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

Currently, volatility and instability due to the ongoing COVID-19 pandemic and government measures to contain the spread of the virus also has, and may continue to, negatively affect the general willingness of lenders to extend credit. At the same time, the COVID-19 pandemic has also put further pressure on our liquidity needs, including for short-term working capital, including by adding costs arising from delays in our engineering and construction and other projects as a result of infections. We cannot assure you that work will not be halted again or that these projects will be completed on time or at all.

We cannot assure you that we will be able to obtain new financings in the future on favorable terms or at all. We may encounter difficulties in obtaining performance bonds or credit support that we require to secure, among other things, bids, advance payments and performance for our projects.

An inability to procure adequate financing or credit on favorable terms or at all could have a material adverse effect on our business, financial condition and results of operation.

We may not be able to sell assets on favorable terms or at all

As part of our strategic action plan in response to the termination of the GSP gas pipeline concession, our board of directors approved the sale of certain non-strategic assets, in order to raise funds to make payments in respect of debt related to the termination of the GSP gas pipeline concession. In 2017 and 2018 we undertook multiple divestitures. In addition, we continue marketing for sale our subsidiary Adexus. Moreover, we are also evaluating the sale of additional assets, including part of our land bank, which we do not consider to be strategic to our business, to meet our liquidity needs. However, we cannot assure you that we will be able to continue to sell assets on favorable terms or at all. If we are not able to sell assets on a timely basis, our ability to address our liquidity needs may be adversely affected. Conversely, if we sell significant assets, our business and results of operations will be diminished.

We may be subject to takeover transactions, and we cannot assure you that any such transaction, if it were to occur, would be favorable to our shareholders.

We may be increasingly subject to takeover actions, including as a result of uncertainties relating to the ongoing investigations and the effects of the COVID-19 pandemic. In November 2019, IG4 Investimentos Ltda, a Brazilian hedge fund, announced its intention to acquire a significant stake in our company, indicating that it had signed a memorandum of understanding with certain shareholders and that it was interested in undertaking a partial public tender offer. Since that announcement, we have received due diligence inquiries from IG4 Investimentos Ltda, which we have responded on the basis of public information.

In August 2020, affiliates of IG4 Investimentos Ltda filed a pre-commencement communication confirming their intention to launch a tender offer to purchase common shares and ADSs of the company. On August 27, 2020, IG4 Investimentos Ltda publicly disclosed that it had reached a binding agreement for the acquisition of Company shares with the same group of shareholders with whom it had executed a memorandum of understanding.

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

Risks Related to Our Company

Global economic conditions could adversely affect our financial performance

Global economic conditions, in particular fluctuations in commodity prices and financings costs, may impact our clients’ investment decisions. Should our clients choose to postpone or suspend new investments or delay or cancel the execution of existing projects as a result of global economic conditions, demand for our products and services would decline, which may result in a decline in revenues and in under-utilization of our capacity. Since mid-March of 2020, the ongoing COVID-19 pandemic has disrupted economic activity and has caused a global recession. In addition, our business may be impacted by adverse economic developments even after economic conditions have improved because of the lag time between when investments decisions are made and when the projects are executed. Furthermore, financial difficulties suffered by our clients, joint operation partners, subcontractors or suppliers due to global economic conditions could result in payment delays or defaults, or increase our costs or adversely impact our project execution. Accordingly, a global economic downturn could have a material adverse effect on our financial performance.

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

A major change in government policies could affect our business

Our business is significantly affected by national, regional and municipal government policies and regulations in the countries where we operate, including with respect to infrastructure concessions or similar contracts to the private sector, public spending in infrastructure investment and government housing subsidies, among others. Any adverse change in government policies with respect to these matters could result in a material adverse effect on our business and financial performance. In March 2020, as a result of the ongoing COVID-19 pandemic, the Peruvian government temporarily shut down substantially all construction activity. Although all of our construction projects have for the most part resumed since July 2020, we cannot assure you that future halts will not occur, including as a result of the COVID-19 pandemic.

For example, in May 2020, the Peruvian Congress suspended the payment of tolls on roads during the initial period of quarantine. Although the Peruvian Constitutional Court struck down the statute effective June 30, 2020, we have yet to collect compensation for tolls which were suspended during that period.

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

In addition, beginning in October 2019, Chile has suffered from widespread social unrest and vandalism that has had a significant economic and political impact on the country. As a result, the Chilean congress convened a plebiscite in March 2020, which was rescheduled to October 25, 2020 as a result of the COVID-19 pandemic, in which Chilean constituents voted to amend the Chilean Constitution. The new Chilean Constitution will be drafted by a political body whose members are expected to be elected in May 2021. As a result, a new plebiscite to approve or reject the new Chilean Constitutional text is expected to be held thereafter. This process may result in further social unrest and protest and could also result in substantial structural changes in Chile that could adversely impact the private sector, including our operations in the country.

Additionally, beginning in November 2019 and more recently in 2021 to date, Colombia experienced civil unrest in the form of a national strike and anti-government protests. As such, our Colombian operations could be adversely impacted by changing economic, political and social conditions in Colombia and by the Colombian government’s response to such conditions.

New projects may require the prior approval of local indigenous communities

The legislative branches of Colombia, Chile and Peru have enacted legislation in accordance with the International Labor Organization Convention No. 169 (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo) that establishes prior non-binding consultation procedures (procedimiento de consulta previa) with respect to indigenous communities.

Under these laws the government must carry out consultation procedures with local indigenous communities, whose rights may be directly affected by new legislative or administrative measures, including the granting of certain permits or new concessions or similar contracts, such as for mining, energy and oil and gas projects. Local indigenous communities do not have a veto right; and therefore, upon completion of this prior consultation procedure, the government retains the discretion to approve or reject the applicable legislative or administrative measure. However, we cannot assure you that these consultation procedures will not negatively influence a decision by government to grant us a permit, concession or consent and, therefore, adversely affect new projects and concessions. Accordingly, our business and financial performance may be materially and adversely affected.

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

Increases in the prices of energy, raw materials, equipment or wages could increase our operating costs

Our business requires significant purchases of energy, raw materials and components, including, among others, large quantities of fuel, cement and steel, as well as purchases or leases of equipment. Certain inputs used in our operations are susceptible to significant fluctuations in prices, over which we may have little control. The prices of some of these inputs are affected to a significant extent by the prices of commodities, such as oil and iron. Global oil prices decreased in 2018, increased in 2019 but declined precipitously in March 2020 as a result of a dispute among OPEC members about global prediction levels and the effect on demand caused by the disruption of economic activity associated with the ongoing COVID-19 pandemic. Subsequently, global oil prices have slowly recovered, reaching pre-COVID-19 levels by the end of 2020. We cannot assure you that oil prices will be low in the future (although increased oil prices would benefit revenues in our Energy line of business). Substantial increases in the prices of such commodities generally result in increases in our suppliers’ operating costs and, consequently, lead to increases in the prices they charge for their products. Moreover, we do not have long-term contracts for the supply of our key inputs, and, as a result, if prices increase significantly or if we are required to find alternative suppliers, our costs to procure these inputs may increase significantly. In addition, growing demand for labor, especially when coupled with shortages of qualified employees in the countries where we operate, may result in significant wage inflation. To the extent that we are unable to pass along to our clients increases in the prices of our key inputs or increases in the wages that we must pay, our operating margins could be materially adversely impacted.

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

Our consortia and other strategic alliances may be affected by disputes with, or the unsatisfactory performance by, our partners

Although we have a thorough partner selection process, consortia and other strategic alliances that we enter into as part of our business, including arrangements where operating control may be shared with unaffiliated third parties, may involve risks not otherwise present when we operate independently, including: sharing approval rights over major decisions; responsibility for our partners’ unpaid obligations or liabilities; ensuring ethical and compliance behavior; our partners’ capacity to contribute with their share of project capital expenditures and inconsistencies in our and our partners’ economic or business interests or goals. Any disputes between us and our partners may result in delays, litigation or operational impasses. We may also incur liabilities as a result of action taken by or against our partners. In addition, if we participate in consortia or other strategic alliances where we are not the controlling party, we may have limited control over operational, financial and other management decisions and actions and the success of the consortium or other strategic alliance will depend largely on the performance of our partners. These risks could adversely affect our ability to transact the business of such consortium or other strategic alliance, and could result in the termination of the applicable concession or contract. Under these circumstances, we may be required to make additional investments and provide additional services to ensure adequate performance and delivery. These additional obligations could result in reduced profits or, in some cases, increased liabilities or significant losses for us. In addition, failure by a partner to comply with applicable laws or regulations could negatively impact our business and, in the case of government contracts, could result in fines, suspension or even debarment from participating in bidding processes. As a result, our business, reputation and financial performance could be adversely affected by disputes involving our consortia or other strategic alliances.

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

Failure to comply with, or changes in, laws or regulations could have a material adverse effect on our business and financial performance

We operate in highly regulated industries. Our business and financial performance depends on our ability and the ability of our clients, suppliers, subcontractors and partners to comply on a timely and efficient basis with extensive national, regional and municipal laws and regulations relating to, among other matters, environmental, health and safety, building and zoning, labor, tax and other matters. The cost of complying with these laws and regulations can be substantial. In addition, compliance with these laws and regulations can cause scheduling delays. Although we believe we are in compliance with applicable laws and regulations in all material respects, including our concessions or similar contractual obligations, we cannot assure you we have been or will be at all times in full compliance. Failure by us or our clients, suppliers, subcontractors or partners to comply with these laws and regulations, or our concessions or similar contractual obligations, could result in a range of adverse consequences for our business, including subjecting us to significant fines, civil liabilities and criminal sanctions, requiring us to comply with costly restorative orders, the shutdown of operations, and revocation of permits and termination of concessions or similar contracts. In addition, we cannot assure you that future changes to existing laws and regulations, or stricter interpretation or enforcement of existing laws and regulations, will not impair our ability to comply with such laws and regulations, increase our compliance costs or impair our ability to perform our obligations with our clients, suppliers, subcontractors or partners as agreed.

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

While management believes that the estimates made pursuant to the percentage-of-completion method at the end of the 2020 year and prior years are reasonable and made in accordance with the above methodology, given the uncertainties associated with these types of contracts and inherent in the nature of some of the industries in which we operate, it is possible for actual costs to vary from estimates previously made, including due to changes in facts and circumstances, which may result in reductions or reversals of previously recorded profits.

Labor unrest could adversely affect our financial performance

All of our manual laborers and a portion of our employees are members of labor unions. Our practice is generally to extend benefits we offer our unionized employees to non-unionized employees. In our E&C segment, collective bargaining agreements are negotiated at two levels, on an annual basis between the Peruvian National Federation of Civil Construction and the Peruvian Chamber of Construction, without our direct involvement, and on a per project basis directly between the unions and us in accordance with such annual agreement. We also have collective agreements with our employees in certain of our business segments, which are also negotiated periodically. Although we consider that our relationship with unions is currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, which could result in the interruption or delay of our operations. Such interruptions or delays could have an adverse impact on our business, including on the cost of our projects and our ability to make timely delivery. Moreover, our operations may also be affected by labor unrest in the workforces of our clients, suppliers, sub-contractors or partners.

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

Furthermore, our and certain of our subsidiaries’ ability to pay our instrument or equipment suppliers could be affected by our failure to obtain, on a timely basis, authorization from the Ministry of Justice pursuant to Law 30737 to make such payments. Law 30737 requires that companies such as our company and certain of our subsidiaries that have been partners of companies that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes, submit money transfers abroad to the Peruvian Ministry of Justice for pre-approval. We cannot assure you that any such approvals will be granted in a timely manner or at all, and such restrictions may limit our ability to purchase necessary instruments and equipment.

The government may declare the nullity of public bidding processes after we have been awarded a project or concession

Even if we win the public bidding for a project or concession, the government may subsequently declare the process void for political, budgetary or other reasons and may cancel or terminate the project or concession awarded to us. For example, in June 2014, we were determined the winner of a public bidding for a concession to operate the fare collection system of Lima’s integrated transportation system for a period of 16 years. However, in January 2015, the Municipality of Lima notified us that the board of directors of the Instituto Metropolitano Protransporte de Lima – Protransporte had declared the nullity of the public bidding process, based on a report issued by the Peruvian Ministry of Economy and Finance, which concluded that the Ministry should have pronounced itself with respect to the concession prior to the bidding process instead of afterwards. We initiated a judicial proceeding in July 2015 to challenge such declaration of nullity, which we lost. The uncertainty that results from these type of decisions may adversely impact investor confidence in Peru and our business.

Debarment from participating in government bidding processes could have an adverse impact on our business and financial performance

As a result of the ongoing investigations against our company, Concar and Cumbra, we or one or more of our subsidiaries may temporarily face debarment from participating in government bidding processes or entering into new contracts with the Peruvian government. We and our subsidiaries are required to comply with a large number of contractual obligations with the government in our business, and we cannot assure you that we will be in full compliance at all times. Moreover, the imposition of a debarment on a subsidiary could affect the ability of our company or our other subsidiaries (not just the subsidiary that was debarred), to participate in government bids under the Peruvian State Contracting Law. Approximately 1.1%, 6.01% and 17.5% of our E&C revenues for the 2020, 2019 and 2018 years, respectively, came from public-sector contracts in Peru. As of December 31, 2020, 1% of our backlog is comprised of contracts with the public sector, excluding government concessions. As a result, if we are debarred from participating in government bidding processes, our business and financial performance could be affected. To extent that economic conditions reduce private sector investments, being debarred from contracting with the Peruvian or other governments could further impact our company.

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

We may not be able to make successful acquisitions

In the past, part of our long-term strategy was to evaluate strategic acquisition opportunities to expand our operations and geographic footprint, especially in Chile and Colombia. We may not be able to identify appropriate acquisition opportunities, or, if we do, we may overpay for these acquisitions or may not otherwise be able to negotiate terms and conditions that are acceptable to us. We may also face difficulties obtaining financing to pay for acquisitions. Law 30737 currently requires that payments we make abroad be submitted to the Peruvian Ministry of Justice for pre-approval, and we cannot assure you that any such approvals will be granted in a timely manner or at all.

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

Our revenues may fluctuate based on project cycles, which we may not control

The substantial majority of the revenues from our engineering and construction business is generated from project awards, the timing of which may be unpredictable and outside of our control, especially considering the highly competitive bidding processes and complex and lengthy negotiations they involve. These processes can be impacted by a wide variety of outside factors including governmental approvals, financing contingencies and overall market and economic conditions. Moreover, because a significant portion of our revenues is generated from largescale projects, our results of operations can fluctuate quarterly or yearly depending on whether and when project awards occur and the commencement and progress of work under awarded contracts. As a result, we are subject to the risk that revenues may not be derived from awarded projects as quickly as anticipated.

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

We may be unable to deliver our services in a timely manner

The success of our engineering and construction business depends on our ability to meet the standards and schedules required by our clients. Significant delays that prevent us from providing our services on agreed time frames could adversely affect our client relations and reputation. Delays may occur for a number of reasons, including: the COVID-19 pandemic and government measures to curb the spread of the virus; our inability to adequately foresee the needs of our clients; delays caused by our joint operation partners, subcontractors or suppliers; insufficient production capacity; equipment failure; shortage of qualified workers; changes to customs regulations; and natural disasters. Failure to finish construction by the contractual completion date set forth in the contract could result in costs that reduce our projected profit margins, including a requirement to pay daily penalties and damages. If we are unable to meet deadlines, either due to internal problems or as a result of events over which we have no control, we may lose the trust of our clients and, therefore, experience a decrease in the demand for our services. In such event, our business and financial performance could be adversely affected.

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

Moreover, under certain contracts, we may be obligated to maintain performance bonds during the course of litigation, significantly increasing the costs incurred as a result of a dispute. This also may expose us to the risk that a client may enforce the performance bond without regard to the merits of its claim which, in turn, may debilitate our negotiating position with the client and consequently impair our ability to favorably resolve the dispute.

Additional Risks Related to our Infrastructure Business

A substantial or extended decline in oil prices may adversely affect our financial performance

A substantial part of the revenues of our infrastructure business depends upon prevailing prices for oil. Historically, oil prices and markets have been volatile and are likely to continue to be volatile in the future. Moreover, global oil prices have fluctuated significantly in recent years, with the average Brent crude prices increasing from US$53.80 per barrel in 2018 to US$66.00 per barrel in 2019. The price of oil dropped precipitously due in part to the COVID-19 pandemic as well as to disputes between OPEC members, to US$30.80 as of March 31, 2020 and US$18.83 as of April 30, 2020. The price of oil recovered slowly during 2020 and early 2021, reaching US$49.86 as of December 31, 2020 and US$63.54 as of March 31, 2021. Oil is a commodity and its price is subject to wide fluctuations in response to relatively minor changes in supply and demand for oil, market uncertainty, and a variety of additional factors beyond our control. Those factors include, among others: global demand and supply; political developments in producing regions; weather conditions; governmental regulations; international conflicts and acts of terrorism; the price and availability of alternative sources of energy; and overall local and global economic conditions. Moreover, lower oil prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil we can produce economically, if any, and, as such, may have a negative impact on the reserves of the fields in which we operate. As result, our financial performance could be materially and adversely affected by declines in oil prices.

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

Our service contracts with Perupetro for Block I and Block V are currently set to expire in December 2021 and October 2023, respectively, which may adversely affect our financial performance

We operate and extract oil and natural gas from Block I under a 20-year hydrocarbon extraction service contract with Perupetro S.A., which was extended for an additional 10-year term and expires in December 2021. Average daily production during 2019 was 647 barrels of crude oil. We operate 219 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in fiscalization point close to the Talara refinery. Perupetro has announced that they will hold a tender for the operation of Block I during the second quarter of 2021, and we have initiated contact with Perupetro to participate in the public bid to maintain this block under operation. In addition, we operate and extract oil and natural gas from Block V under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in October 2023. Average daily production during 2020 in this field was 94 barrels of crude oil. We operate 34 wells in this field using various oil extraction systems. We cannot assure you that we will maintain these operations after the expiration of the contracts, on similar terms or at all.

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

Additional Risks Related to our Real Estate Business

We are exposed to risks associated with the development of real estate

Our real estate business is subject to the risks that generally affect the real estate industry, such as availability and prices of suitable land, environmental and zoning regulations, interruptions in supply and volatility of the prices of construction materials and equipment, and changes in the demand for real estate. Our real estate business is specifically affected by the following risks: macroeconomic conditions in Peru that may impact the growth of the real estate sector as a whole, particularly in the residential market, including an increase in unemployment or a decrease in wage levels; an increase in prevailing interest rates or lack of available credit; changes in government subsidies for affordable housing; unfavorable real estate market conditions, such as an oversupply of residential units or scarcity of suitable land in particular areas; the level of customer interest in our new projects or the sales price per unit necessary to sell the unit may be lower than expected; customer perception of the security, convenience and attractiveness of our projects and the areas in which they are located; cost overruns, many of which may be beyond our control, that exceed our estimates and affect our profit margins, including the price of labor, land, insurance, taxes and public charges; the construction and sale of units may not be completed on schedule; bankruptcy or significant financial difficulties of large industry players, which cause a loss of confidence in the industry; limitations when contracting with government entities; and restrictions on real estate development imposed by local, regional and national authorities which often render restrictive or higher bureaucratic laws and regulations. Recently, real estate sales have slowed significantly due to the COVID-19 pandemic. For example, governmental measures aimed at containing the spread of COVID-19 have imposed restrictions on the delivery of housing units to clients, which safety protocols have reduced productivity and delayed construction. To a lesser extent, the real estate business has also been negative impacted by modifications by the government to a program (Bono de Buen Pagador) that encourages social interest housing sales and access to credit. Any of the above events may have a material adverse effect on our business and financial performance.

Real estate prices may not continue to rise and may decline

Real estate prices in Peru have risen over the last decade, supported by a higher demand for housing and a better economic situation in the country. Although due to a shortage of housing, real estate prices are expected to continue to rise in the coming years, they are not expected to grow at the same rate, and we cannot assure you that they will rise at all. In particular, real estate prices in Peru may decline due to the ongoing COVID-19 pandemic and government measures to contain the spread of the virus. If real estate prices decline significantly, our business and financial performance could be materially and adversely affected.

Our business may be adversely affected if we are not able to obtain the necessary licenses and/or authorizations for our developments in due time

Real estate development requires obtaining certain licenses, authorizations and registrations. In Peru, municipal authorities are responsible for issuing most of the licenses that are required during the development stage, including zoning, demolition, construction and conformity (conformidad de obra) licenses, among others. As of March 31, 2021, we have approximately 12 real estate projects in various stages of development. For some of these projects, we have not yet initiated administrative proceedings with the appropriate authorities, or such proceedings are pending approval. A denial or an extended delay in issuing licenses, authorizations or registrations, or an extended delay by municipal authorities in approving licensing procedures, may render land unsuitable for development, delay the completion of planned projects, increase our costs or otherwise negatively impact the pricing of projects and adversely affect our business and financial performance.

The current political situation in Peru, and the economic uncertainty that may result, could adversely affect the ability or willingness of prospective buyers to purchase real estate properties. The scarcity of financing, an increase in interest rates or an increase in the security required by financial institutions as collateral may adversely affect the ability or willingness of prospective buyers to purchase our real estate properties. In most cases, the purchasers of our residential or commercial properties finance at least part of the purchase price with mortgage loans. On the other hand, in 2018, 2019 and 2020, approximately 92%, 93% and 91% respectively, of our residential units were sold to purchasers who received government subsidies to finance the purchase of homes. An increase in interest rates, whether as a result of market conditions or government action, may cause a decrease in the demand for our residential and commercial properties and for land development. An increase in interest rates could also increase our own financing costs, which may, in turn, increase the sale price of our projects and adversely affect our business and financial performance.

We may experience difficulties in finding desirable land and increases in the price of land may increase our cost of sales and decrease our earnings

The continued growth of our real estate business depends in large part on our ability to continue to acquire land at a reasonable cost, free of liens and encumbrances and in locations suitable for development. As more developers enter or expand their operations in the Peruvian real estate sector, land prices could rise significantly and suitable land could become scarce or overpriced due to increased demand or decreased supply. A resulting rise in land prices may increase our cost of sales and decrease our earnings. We may not be able to acquire suitable land at reasonable prices in the future, which may have a negative impact on our financial performance.

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

Moreover, investigations against former or current government officials relating to bribery payments made by Odebrecht have, and may continue to, result in political uncertainty in Peru. In March 2018, President Pedro Pablo Kuczynski presented his resignation, due to allegations of corruption for vote-buying in connection with the impeachment proceeding against him, and his first vice president, Martín Vizcarra, was sworn in as acting president. In September 2019, the executive branch, invoking article 134 of the constitution, dissolved congress and called for new legislative elections which were held in January 2020. Following these elections, the Peruvian executive and legislative branches have been at odds over several important economic and social measures, including initiatives to address the economic and social impact of the COVID-19 pandemic on Peru. In November 2020, Congress impeached and removed from power Mr. Vizcarra and appointed Manuel Merino as President, who in turn resigned five days after his appointment as was replaced by Francisco Sagasti. The term of the new legislature will end on the same date as the current presidential term in July 2021. Criminal investigations have been initiated against former presidents Alejandro Toledo, Ollanta Humala, Alan García, Pedro Pablo Kuczynski and Martín Vizcarra. On April

17, 2019, former President Alan García committed suicide as prosecutors were preparing to detain him over matters relating to criminal investigations. Several corruption scandals regarding authorities at municipal, regional and national government levels are also ongoing, and former government officials have been detained. These corruption investigations have resulted in lower investments in large projects.

In addition, the first round of presidential and legislative elections took place on April 11, 2021. Two candidates for president, Mr. Jose Pedro Castillo Terrones and Mrs. Keiko Sofia Fujimori Higuchi, obtained the highest number of votes but no outright majority, giving place to a presidential run-off scheduled on June 6, 2021. We cannot be certain whether the government to be elected in June 2021 will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and stability. The new president will face challenges in aligning initiatives with, and obtaining support from, Congress, in which no political party has achieved clear majority and which will be highly fragmented.

Uncertainty derived from the potential outcome of this electoral process may cause clients to postpone investment decisions or may disrupt Peruvian markets by increasing volatility in commodity prices or interest or exchange rates which, in turn, could have a significant negative effect on our business. The political instability caused by these events could affect macroeconomic conditions in the country, including currency volatility, as well as have a negative effect on our business.

Fluctuations in the value of the sol could adversely affect financial performance

Fluctuations in the value of the sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, fluctuations in the value of the sol to the U.S. dollar can materially adversely affect our results of operations.

In 2018, 32.5% and 55.6% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 63.0% and 23.1% of our costs of sales were denominated in soles and U.S. dollars, respectively. In 2019, 54% and 35% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 64% and 21% of our costs of sales were denominated in soles and U.S. dollars, respectively. In 2020, 31.4% and 51.4% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 49.2% and 31.5% of our costs of sales were denominated in soles and U.S. dollars, respectively. In the past the exchange rate between the sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

In addition, although Peruvian law currently imposes no restrictions on the ability to convert soles to foreign currency, in the 1980s, Peru imposed exchange controls, including controls affecting the remittance of dividends to foreign investors. We cannot assure you that exchange controls in Peru will not be implemented in the future. The imposition of exchange controls could have an adverse effect on the economy and on your ability to receive dividends from us as a holder of ADSs.

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

As a result of reforms initiated in the 1990s, Peruvian inflation decreased significantly from four-digit inflation during the 1980s. The Peruvian economy experienced annual inflation of 3.3% in 2016, 1.5% in 2017, 2.5% in 2018, 1.9% in 2019 and 2.2% in 2020, as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Perú).

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

Earthquakes, severe weather and other natural disasters could adversely affect our business and financial performance

Peru is located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severally damaging the region south of Lima. Such conditions may result in physical damage to our properties and equipment, closure of one or more of our project sites and infrastructure concessions, inadequate work forces in our markets and temporary disruptions in the supply of construction materials. In addition, Peru has also experienced adverse climate conditions (due to climate change or otherwise) and adverse weather patterns, such as El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and potentially flooding in certain areas of Peru, on the one hand, and simultaneous draughts in the Andean region of the country, on the other hand. Poor weather conditions can have significant adverse effects on our engineering and construction activities as well as on our operation and maintenance of infrastructure assets business. Any of these factors may materially adversely affect the Peruvian economy and our business and financial performance.

A resurgence of terrorism in Peru could adversely affect the Peruvian economy and, as a result, our business and results of operations

In the past, Peru experienced severe terrorist activity that reached its peak of violence against the government and private sector in the late 1980s and early 1990s. In the mid-1990s, terrorist groups suffered significant defeats, including the arrest of leaders, resulting in considerable limitations in their activities. Despite the suppression of terrorist activity, we cannot assure you that a resurgence of terrorism in Peru, or other organized criminal activity, including drug trafficking, will not occur, or if there is such a resurgence, it will not disrupt the economy of Peru and our business.

The Peruvian economy could be affected by adverse economic developments in regional or global markets

Financial and securities markets in Peru are influenced, to varying degrees, by economic and market conditions in regional or global markets. Although economic conditions vary from country to country, investors’ perceptions of events occurring in one country may adversely affect cash flows and securities from issuers in other countries, including Peru. Changes in social, political, regulatory and economic conditions in large economies or in laws and policies governing foreign trade or affecting global financing conditions could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Peruvian economy, which in turn could have a negative impact on our operations. Since mid-March of 2020, the ongoing COVID-19 pandemic has disrupted economic activity and caused a global recession. The worsening of current global conditions or a new economic or financial crisis could affect Peru’s economy and, consequently, materially adversely affect our business and financial performance.

Risks Related to Chile, Colombia and other Latin American Countries

We face risks related to our operations outside of Peru

Latin American economic, political and social conditions may adversely affect our business. Our financial performance may be significantly affected not only by general economic, political and social conditions in Peru but also in other markets where we operate or intend to operate, including Chile and Colombia. During 2018, 2019, and 2020, approximately 14.2%, 15.4% and 20.1%, respectively, of our revenues on a consolidated basis derived from operations outside of Peru.

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

In addition, beginning in October 2019, Chile has suffered from widespread social unrest and vandalism that has had a significant economic and political impact on the country. The protests began over the government’s announcement of an increase in subway fares in Santiago and quickly grew into broader unrest over economic inequality, including claims about transportation costs, funding for education, health care costs, and pension amounts, among others. The Chilean government imposed a state of emergency and nighttime curfews in Santiago and other cities; however, protests and violence continued. The Chilean government took a series of social and economic measures to tackle the issues at the heart of the unrest and the Chilean congress convened a plebiscite initially to be held in March 2020, which was rescheduled to October 25, 2020 as a result of the COVID-19 pandemic, to determine whether constitutional amendments should be implemented. By democratic majority, the Chilean constituents to the plebiscite voted to amend the Chilean Constitution. The new Chilean Constitution will be drafted by a political body whose members are expected to be elected in May 2021 and will then be submitted to a new plebiscite. This process may result in further social unrest and protest and could also result in substantial structural changes in Chile that could adversely impact the private sector, including our operations in the country.

Additionally, beginning in November 2019 and more recently in 2021 to date, Colombia has experienced civic unrest, including a national strike and anti-government protests. Demonstrators in the country, protesting for several reasons, including opposing certain economic and political reforms proposed by the administration of President Duque (including those intended to address the negative effects on the Colombian economy caused by the COVID-19 pandemic), public corruption, and the implementation of the peace agreement between Colombia and the guerrilla Fuerzas Armadas Revolucionarias de Colombia (FARC). In addition, protestors have demanded reforms related to pensions, access to education, environmental protection and inequality, among others. We cannot predict the policies that will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance. Our Colombian operations could be adversely impacted by rapidly changing economic, political and social conditions in Colombia and by the Colombian government’s response to such conditions. Additionally, any changes in the government administration, changing regulations or policies relating to the construction and infrastructure sectors, or shifts in political attitudes in Colombia could adversely affect our business.

Risks Related to our ADSs

We have identified a material weakness in our internal control over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs

Based on the assessment of our internal control over financial reporting as of December 31, 2020, as required by Section 404 of the U.S. Sarbanes Oxley Act of 2002 (“SOX”), management has concluded that, as of such date, our internal control over financial reporting was not effective at the reasonable assurance level due to control deficiencies that constituted a material weakness. The material weaknesses consisted of deficiencies in the operational effectiveness of controls over SOX compliance related to: (1) the lack of a procedure or implementation of controls for the assurance of the integrity and correctness of key reports, and (2) the absence of self-assessment by controls owners.

The material weakness described above did not result in adjustments to our annual consolidated financial statements. However, this material weakness could result in misstatements in our financial results and disclosures, which could result in a material misstatement to our annual consolidated financial statements not being prevented or detected. Because of this material weakness, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

For more information, see “Item 15. Controls and Procedures.” A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement in financial statements will not be prevented or detected in a timely basis.

We are in the process of implementing measures to address this material weakness. We may not be able to remediate this identified material weakness. Moreover, we may in the future discover other areas of our internal controls that have material weaknesses or that need improvement, particularly with respect to businesses that we acquire.

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

On November 2, 2020, the general shareholders’ meeting of the company approved a financial plan that included (i) the issuance by the company of convertible bonds in an amount up to US$90 million and (ii) the issuance of corporate bonds in an amount up to US$350 million. On January 13, 2021, the board of directors of the company approved the terms and conditions for the issuance of the convertible bonds in an amount up to US$90 million, to be placed by private offering, including preemptive subscription rights for existing investors. The convertible bonds will not be registered under the Securities Act or under the securities laws of any state or jurisdiction outside of Peru. The convertible bonds are expected to have the following characteristics: (i) a 1.50% upfront structuring fee, (ii) an 8.0% fixed annual interest rate, (iii) prepayment fees starting at 5.0% at any time between the issuance of the bonds and the sixth month, with an increase of 100% each 6 months, (iv) a conversion price of US$0.33 per share of the company, or 20% of the discount of the 30-day VWAP, as adjusted from time-to-time, and (v) a conversion right buyout fee, which amounts to 4.0% in addition to the prepayment fee. The first and second preemptive subscription rounds ended on February 23 and February 26, 2021, respectively, and US$32.7 million of the convertible bonds were subscribed. Bonds that were not subscribed during the preemptive subscription rounds may be placed to institutional investors through a private placement offering.

As of the date hereof, none of the convertible bonds have been issued, and we cannot guarantee that they will be issued on a timely basis or at all. If the convertible bonds are issued, and converted by bondholders, existing investors in our common shares may be diluted.

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

Our shareholders’ ability to receive cash dividends may be limited

Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in soles into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

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

AENZA is a Peruvian company that specializes in engineering and construction services, infrastructure and energy concessions and real estate management. The company was formerly known as Graña y Montero S.A.A.

The company’s purpose is to transform realities and living conditions by promoting sustainable and responsible development and facilitating citizen well-being. AENZA provides engineering solutions and services that enhance industries, develop cities and build countries. The company seeks to give life to the means, spaces and resources that facilitate urban life.

AENZA aspires to be recognized as an industry benchmark in Latin America, leveraged on three axes:

•	the distinctive contribution we make to the economic, social and environmental well-being of the region and its societies through development;

•	our status as a preferred partner of our clients because of the trust we inspire in them, the sustainability and innovation of our solutions and the commitment and talent of our people; and

•	an outstanding business management, framed by our renewed commitment to ethics, integrity and transparency.

The history of the company dates back to 1933, and the company has been listed on the Lima Stock Exchange since 1997:

•	The company traces its origins to its original predecessor, GRAMONVEL, which was founded more than 88 years ago.

•	We expanded our operations internationally in 1943 with our contract to build a Nestle factory in Venezuela.

•	In 1948, we began one of our largest projects since our founding—the construction of the city of Talara for the International Petroleum Company, which was completed in 1957.

•

In 1949, GRAMONVEL merged with Morris y Montero to form Graña y Montero Contratistas Generales S.A. (now Cumbra, our engineering and construction subsidiary), expanding its service offerings and increasing its capacity to undertake large-scale infrastructure projects.

•

In 1983, we began a diversification strategy by developing complementary lines of business. In 1984, we founded UNNA Energía, our oil and gas subsidiary. In 1985, we partnered with Sonda S.A. (a Chilean IT services company) to form GMD S.A. (“GMD”), our IT services subsidiary. Beginning in 1987, we founded our real estate development business, which currently operates under Viva, which was incorporated in 2008.

•	In 1996, we reorganized our subsidiaries and founded Graña y Montero S.A.A., which became the principal shareholder of all our subsidiaries. In 1997, we listed our company on the Lima Stock Exchange.

•	In 1998, our company built Larcomar, a landmark shopping center in Lima that has become a popular tourist destination, which we sold in 2010.

•	In 2003, 2006 and 2007, we were awarded the concessions for the construction, operation and maintenance of the Norvial, Canchaque and Survial toll roads, respectively.

•	In 2007, we also developed the first large-scale affordable housing project in Lima, consisting of 3,400 apartment units and located in the district of El Agustino.

•	In 2012, we began operating the Lima Metro.

•	In July 2013, we listed our company on the NYSE.

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

•	In December 2014, our subsidiary Cumbra acquired 70% of the share capital of Morelco, a Colombian engineering and construction company specialized in the oil and gas and other energy sectors.

•	In April 2015, UNNA Energía started operations of its hydrocarbon extraction services in Blocks III and IV for Perupetro, in the provinces of Talara and Paita in northern Peru.

•	In 2020, Lima Airport Partners awarded our company, as a member of the Inki Punku Consortium, with a contract for the construction of the second runway of the Jorge Chávez International Airport.

•

In 2020, Cumbra signed with Gases del Norte del Perú SAC (a subsidiary of PROMIGAS SA ESP), a contract for the engineering, procurement and construction of the Piura gas pipeline that will distribute gas in the provinces of Paita, Piura, Sechura, Sullana and Talara of Peru.

•

On November 2, 2020, the annual shareholders’ meeting of the Company approved the change of the Company’s name from Graña y Montero S.A.A. to AENZA S.A.A. Effective November 12, 2020, our common shares and ADSs were tradeable on the Lima Stock Exchange and the NYSE, under the ticker symbols “AENZ” and “AENZAC1”, respectively. We have also re-named certain of our subsidiaries.

AENZA is a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. Our principal executive office is located at Avenida Paseo de la República 4667, Lima 34, Peru, and our main telephone number is +511-213-6565. Our website address is www.aenza.com.pe. Information contained on, or accessible through, our website is not incorporated in this annual report, and you should not consider any such information part of this annual report. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

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

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2020, and one of the largest publicly-traded engineering and construction companies in Latin America as measured by market capitalization as of December 31, 2020, with strong complementary businesses in infrastructure and real estate.

With more than 85 years of operations, we have a long track record of successfully completing the engineering and construction of many of Peru’s landmark private- and public-sector infrastructure projects, such as the Lima International Airport and the Peru liquid natural gas liquefaction plant, and we believe we have a track record of operational excellence in our markets. We have developed a highly-experienced management team, a talented pool of more than 2,000 engineers and a skilled work force that share our core corporate values of quality, professionalism, reliability and efficiency. As a company listed on the Lima Stock Exchange since 1997 and the NYSE since 2013, we also endeavor to meet the highest corporate governance standards in Peru.

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

The tables below show our backlog, revenues and EBITDA from 2018 to 2020.

During 2020, we generated revenues of S/3,314.0 million (US$914.5 million), EBITDA of S/182.7 million (US$50.4 million), and net loss of S/190.3 million (US$52.5 million) including net loss attributable to controlling interest of S/217.9 million (US60.1 million).

Our Strengths

We believe our company’s strengths provide us with significant competitive advantages. Our principal strengths include the following:

Leader in growing markets

We are the largest engineering and construction company in Peru as measured by revenues during 2020, and one of the largest publicly-traded engineering and construction companies in Latin America as measured by market capitalization as of December 31, 2020. Prior to the impact of the COVID-19 pandemic, Peru has been undergoing a period of development, with 2.55% average annual real GDP growth between 2011 and 2020 and significant private and public investments in the mining, power, oil and gas, transportation, real estate and other infrastructure sectors. We have completed some of the most complex and large-scale infrastructure projects in the country, and we believe we are an integral part of Peru’s ongoing transformation with projects that contribute to the overall economic development of the country. We believe our expertise, track record, scale and operational capabilities in Peru position us to take advantage of the country’s favorable economic conditions and growth opportunities. We believe we are also a significant infrastructure concessionaire in Peru and a large apartment building developer in Peru.

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

Significant backlog

Our backlog amounted to US$1,330.1 million as of December 31, 2020. We believe that our backlog, which as of December 31, 2020 represented approximately 1.45x of our related 2020 revenues, provides visibility as to our potential for growth in the coming years, although backlog may not always be an accurate indicator of future revenues. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.” Moreover, we believe our backlog is strategically targeted to our key end-markets such as mining, infrastructure, power, energy and real estate. Approximately 73.7% of our backlog across our segments as of December 31, 2020 is comprised of contracts with the private sector. Furthermore, we continuously evaluate bidding on contracts arising from the significant ongoing private and public investments in Latin America.

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

Highly experienced management, talented engineers and skilled workforce, with shared core corporate values

We motivate our management through performance-based compensation, which align their interests with those of our shareholders. In addition, through our efforts to attract, train and retain our workforce, we have built a talented team of employees, including more than 2,000 engineers. We also have access to a network of approximately 117,000 manual laborers throughout Peru that can supplement our workforce when required by our construction pipeline. Thanks to our extensive and talented team, we have the capability and scale to undertake large and complex projects in Peru and elsewhere.

We have developed a strong corporate culture based on principles of high quality, professionalism, reliability and efficiency, as well as compliance and risk management. We safeguard the health and safety of our collaborators and of all the persons participating in our operations and services. To that end, we provide safe work conditions, we manage risks in a timely manner and we promote a culture of prevention, starting from the leadership and commitment of our senior management. In 2020, we had an accident incidence rate of 0.56%, calculated over 200,000 hours worked.

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

Engineering and Construction

Our E&C segment has a more than 85-year track record, undertaking a broad range of activities such as: engineering; civil works; electromechanics activities and building construction. We provide E&C services to a diverse range of end-markets, mainly focused on mining, industrial, oil and gas, infrastructure, and real estate, among others. The following chart sets forth our 2020 revenues by end-market.

2020 E&C Revenues by End-Market

Our E&C segment mainly undertakes private-sector projects, particularly those with a high degree of complexity, which enable us to develop innovative and tailor-made solutions to our clients. We provide our clients with a comprehensive service offering by leveraging our various areas of expertise and engaging in virtually all aspects of project execution, thereby capturing a larger share of investment projects.

In 1999, we adopted the “lean construction” philosophy as a pillar in our design and construction projects. “Lean construction” aims to create value for customers by better understanding and considering clients’ needs to improve project design, functionality and cost optimization. “Lean construction” also provides techniques and tools that significantly reduce construction waste by improving planning reliability, process design, coordination and collaboration.

Although we primarily undertake engineering and construction projects in Peru, our clients often ask to undertake engineering and construction of large and complex projects in other countries, such as Mexico, the Dominican Republic, Bolivia, Panama and Chile. As a result, we have developed extensive experience executing projects throughout Latin America. To further capitalize on our capabilities and expertise, we have expanded our activities into other key markets, such as Chile and Colombia, which have been benefitting from high levels of investment and are aligned with our areas of strategic focus. In 2020, approximately US$184 million (S/667 million) of our E&C revenues were derived from international projects outside of Peru.

The acquisition of two companies, Vial y Vives and DSD, which were later merged, has solidified our presence in Chile. While we have been undertaking projects in Chile since 1995, such as the construction of the transmission line and crusher of the Caserones mine for SCM Minera Lumina Copiapo, we believe we will continue benefiting from the established and long-lasting presence in the country of both Vial y Vives and DSD Construcciones y Montajes. Moreover, through the acquisition of Morelco in December 2014, an engineering and construction company focused on the oil and gas and other energy sectors, we established presence in the Colombian market.

Given the prevalence of mining operations in our main markets, we have significant expertise with respect to specialized engineering and construction services for the mining sector. As a result, we believe we are one of the leading mining construction companies in Latin America and leverage this expertise within our main markets and in the undertaking of complex projects across the region.

The table below sets forth selected financial information for our E&C business segment.

	As of and for the year ended December 31,
	2018	2019	2020	2020
	(in millions of S/, except as indicated)			(in millions of US$)(1)
Revenues	1,960.9	2,797.3	2,092.6	577.4
Net profit	(85.4)	(140.7)	(79.6)	(22.0)
Net profit (loss) attributable to controlling	(86.9)	(137.1)	(76.6)	(21.1)
EBITDA	19.2	2.9	9.7	2.7
EBITDA margin	0.98%	0.10%	0.5%	—
Backlog (in millions of US$)(2)	782.6	910.1	852.9	—
Backlog/revenues ratio(2)	1.3x	1.1x	1.5x	—

(1)	Calculated based on an exchange rate of S/3.624 to US$1.00 as of December 31, 2020.
(2)

For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

Principal Engineering and Construction Activities

The following chart sets forth our 2020 revenues by E&C activity.

2020 E&C Revenues by Activities

Civil Works

Our civil works activities focus on infrastructure projects, including earthworks, the construction of roads, highways, transportation facilities (e.g., mass transit systems such as the Lima Metro), dams, hydroelectric plants, water supply and sewage projects, excavation, structural concrete construction and tunneling. Our civil construction projects are generally large and complex, requiring the use of large construction equipment and sophisticated managerial and engineering techniques.

Electromechanics

Our electromechanics activities include the construction and assembly of concentrator plants, pipelines, transmission lines, gas and oil networks, and substations, predominantly for energy projects and industrial plants.

Engineering Services

Our engineering activities consist of a broad range of services relating to engineering, supervision, geometrics and environmental consultancy, including pre-investment studies, pre-feasibility studies, process design, project development, supervision of executive designs and construction management, including construction site reviews.

Building Construction

Through our building construction activities, we respond to Peruvian real estate demand for the construction of hotels, affordable housing projects, residential buildings, office buildings, shopping centers, and industrial plants.

Other Services

Other services we provide include procurement services, maintenance of plants and industrial facilities and rental of construction equipment.

Major Projects

The company plays an active role in the infrastructure sector in Peru, as well as other countries in Latin America, including the construction of roads, hotels, hospitals, shopping centers, housing developments, concentrator plants, hydroelectric power plants, thermal power plants and transmission lines as well as water supply and sewage projects, irrigation projects and dam building, among others. Throughout our history, we have participated, on our own or through minority or majority interests in joint operations, in a diverse range of landmark projects, including the following:

•	in 1948, Talara city in northern Peru for the International Petroleum Company, consisting of 2,000 homes, schools, churches, a movie theater and airport;

•	in 1950, a 430 km stretch of the Panamericana Sur highway;

•	in 1952, the Rebagliati hospital, the largest public hospital in Peru;

•	in 1961, the Jorge Chavez International Airport, Peru’s first international airport, located in Lima;

•	in 1988, the Chavimochic irrigation project, the most significant irrigation project in Peru;

•	in 1992, the Four Seasons Hotel in Mexico City, Mexico;

•	in 1995, the U.S. Embassy in Peru;

•	in 2004, the Ralco hydroelectric power plant in Chile;

•	in 2004, the gas fractionation plant and, in 2008, its expansion for Consorcio Camisea, Camisea project, the largest energy project in Peru’s history;

•	in 2005, the Cerro Verde mine concentrator plant for Phelps Dodge; in 2008, the Cerro Corona concentrator plant for GoldFields;

•	in 2008, the Parque Agustino real estate development project, the first major affordable housing project in Peru, which consists of 3,400 units;

•	in 2009, the Westin Lima Hotel, one of the tallest buildings in Peru;

•	in 2010, the Melchorita liquefaction plant for Peru liquified natural gas, Camisea project;

•	in 2010, the Gran Teatro Nacional, the most modern theater in Peru;

•	in 2011, the Pueblo Viejo Mine concentrator plant for Barrick Gold Corp. in the Dominican Republic;

•	in 2011, the first stretch of Line One of the Lima Metro for the Peruvian Ministry of Transport and Communications;

•	in 2012, for project manager Bechtel, the Antapaccay copper concentrator developed by Xstrata Copper, the world’s fourth largest copper producer;

•	in 2013, expansion of the plant for Cementos Lima, the largest cement producer in Peru;

•	in 2014, the second stretch of Line One of the Lima Metro for the Peruvian Ministry of Transport and Communications;

•	in 2014, construction of the Nueva Fuerabamba city, an integral real estate development project for the population surrounding the Las Bambas mining project;

•	in 2014, construction of a primary crusher for Mina Caserones, developed by Minera Lumina Copiapo, which is expected to have a daily production capacity of 144,230 tonnes;

•	in 2015, construction of a copper concentrator plant for the Las Bambas mining project, managed by Bechtel and developed by Xstrata Copper;

•	in 2015, expansion of the process plant for the Cerro Verde mine, one of the biggest concentrator plants in Latin America;

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

•	in 2017, construction of a 20-story residential building on the Pezet Avenue of Lima;

•	in 2017, construction of a pavilion at the Universidad del Pacifico, Peru;

•	in 2017, construction of a multi-use hall at the Universidad ESAN in Peru;

•	in 2018, construction and rehabilitation of an expressway known as Línea Amarilla for Vinci;

•	in 2018, construction and design of the Talbot project, a luxury business complex consisting of offices and a hotel with state-of-the-art technology in Lima;

•	in 2018, execution of civil works and assembly of structures for the wet area of the Toquepala mine in Southern Peru;

•	in 2019, execution of civil works in the Quellaveco mine for AngloAmerican in Peru;

•	in 2019, civil works for a modernization project in the Aceros Arequipa plant for Aceros Arequipa Corporation in Peru;

•	in 2019, rehabilitation of the runway of the Ayacucho airport;

•	in 2019, structural reinforcement project in Plaza del Sol office building in Lima;

•	in 2019, construction and rehabilitation of a highway that crosses Lima, Huacho and Pativilca;

•	in 2019, ball mill stator replacement in Antamina, located in Ancash, Peru;

•	in 2019, construction of a new water recirculation system and implementation of the north branch for the transfer of tailings in Antofagasta, Chile;

•	in 2020, construction of a hospital for INEN (Intituto Nacional de Enfermedades Neoplásicas) in Lima, Peru; and

•	in 2020, crushing and transportation of material in Minera Spence in Chile.

We currently have a diversified portfolio of ongoing projects, whether through our subsidiaries or through majority or minority interests in joint operations, in a wide range of sectors in Peru and the other countries in which we operate, including the following:

•	construction of the Vistamar hotel with two towers in Miraflores, which is scheduled to be completed in November 2021;

•	construction of a luxury Ibis Hotel in San Isidro with 9 floors and 2 basements, which was completed in April 2021;

•	execution of electromechanical and civil works in the construction of the Mina Justa mine for Marcobre, which was completed in April 2021;

•	assembly of mechanical and electrical equipment for the modernization project in the Aceros Arequipa plant for Aceros Arequipa Corporation in Peru, which is scheduled to be completed in May 2021;

•	construction of tunnels to transport thick mineral and mineral waste in Moquegua, Peru, which is scheduled to be completed in August 2021;

•	execution of complementary works for the auxiliary units of the Talara refinery for Cobra Perú (three contracts), which is scheduled to be completed in November 2021;

•

electromechanical civil assembly of the water treatment plant, cooling towers, turbogenerators and evaporators for the map project for Celulosa Arauco Constitución in Chile, which is scheduled to be completed in November 2021;

•	comprehensive solution for condensate recovery and power generation system at the Chichimene station in Colombia, which is scheduled to be completed in August 2021;

•	construction of the Concentrator plant in Moquegua, Perú, which is scheduled to be completed in May 2022;

•	engineering, procurement and construction of a 271 km long, high pressure gas distribution network in Piura, Peru, which is scheduled to be completed in February 2022;

•

earthworks and asphalt for the new Jorge Chavez Airport runway, auxiliary roads, aircraft parking area and electromechanical support facilities for landing in Callao, Peru, which is scheduled to be completed in April 2022;

•	pebble grinding and crushing construction of the Quebrada Blanca 2 concentrator for Minera Teck Quebrada Blanca in Chile, which is scheduled to be completed in July 2022;

•	construction of an offices and commercial storage building in Colombia, which is scheduled to be completed in August 2022;

•	construction of an overpasses for the integrity of hydrocarbon transport systems in Colombia, which is scheduled to be completed in December 2022; and

•

design, procurement, and construction of the electric reinforcement of La Guajira: Lines Riohacha-Maicao 110kv and Riohacha-Cuestecitas 110 kv in La Guajira, Colombia, which is scheduled to be completed in December 2023, and operation and maintenance which is scheduled to be completed in October 2030.

Clients

We believe we have developed long-term relationships with many clients as a result of our performance over the years and are focused on the successful and on-time execution of complex projects, through our “deliver before deadline” and “lean construction” initiatives. Our extensive experience of operational excellence has allowed us to gain deep market knowledge and expertise, which help us better serve our clients. Key E&C clients include renowned domestic and multinational mining, power, oil and gas, transportation and infrastructure development companies, such as AngloAmerican, Southern Peru, Cobra Perú, Marcobre and Corporación Aceros Arequipa, Compañía Minera TECK Quebrada Blanca S.A., Minera Spence S.A., ENAP Refinerías and Minera Escondida LTDA, among others.

Project Selection and Bidding

We win new engineering and construction contracts through private and public bidding processes or direct negotiation, from a variety of sources, including potential client requests, proposals from existing or former clients, opportunities sought by our commercial team and from requests by the Peruvian government. Approximately 93.6%, 99.9% and 82.5% of our 2020, 2019 and 2018 revenues in our E&C segment, respectively, came from private-sector contracts, particularly, in 2020, from projects in Colombia. The Peruvian government and its agencies typically award construction contracts through a public bidding process conducted in accordance with the Peruvian State Contracting Law (Ley de Contrataciones del Estado). In the private sector, in addition to obtaining new projects, another important source of revenue involves increases in the scope of work to be performed in connection with already existing projects. These arrangements are typically negotiated directly with the client, often during the course of the work we are already performing for that client.

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

For further information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations.”

Raw Materials

The main inputs our E&C segment used are, among others, fuel, cement and steel. These and the other products may be subject to the availability of raw materials, such as oil and iron, and commodity pricing fluctuations, which we monitor on a regular basis. Normally, our aim is to enter into master supply agreements for periods between six months and one year. Although we obtain most of our inputs needs in Peru, we believe we have access to numerous global supply sources. The availability of these inputs, however, may vary significantly from year to year due to various factors including client demand, producer capacity, market conditions, transport costs and specific material shortages, and we may incur additional costs in obtaining them.

We purchase and lease the equipment we require for our E&C business from several local and international suppliers, currently with no significant concentration with any particular suppliers. While we do not have difficulty obtaining required equipment, we may face difficulties finding skilled personnel able to operate certain equipment and machinery.

Competition

We generally compete with some of the largest contractors in Peru and in the countries we operate. Because the E&C sector is highly competitive, the markets served by our business generally require substantial resources and experienced, highly-skilled technical personnel. Main competitors of our E&C segment include local companies such as Besalco S.A., Cosapi S.A., San Martín Contratistas Generales, JJC Contratistas Generales S.A., and international companies such as Techint S.A.C., SSK Montajes e Instalaciones S.A.C., Skanska del Perú S.A., Mota-Engil Peru S.A., Salfacorp S.A., OHL, Acciona, Grupo FCC, Ismocol, Termotecnica, Masa, Thiess and Redpath, among others. For certain projects, due to the size of the project, expertise required and other factors, we may choose to partner with our competitors, including the aforementioned companies.

Competition within the E&C segment is driven by performance, skill and project execution capabilities for completing complex projects in safe, timely and cost-efficient manner.

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

The table below sets forth selected financial information for our Infrastructure business segment.

	As of and for the year ended December 31,
	2018	2019	2020	2020
	(in millions of S/, except as indicated)			(in millions of US$)(1)
Revenues	1,883.3	1,587.3	1,185.2	327.0
Net profit	184.0	112.1	23.0	8.6
Net profit attributable to controlling	152.3	81.3	33.6	5.6
EBITDA	409.6	372.7	208.7	72.5
EBITDA margin	21.8%	22.4%	17.6%	—
Backlog (in millions of US$)(2)	520.8	553.9	492.4	—
Backlog/revenues ratio(2)	0.9x	1.2x	1.5x	—

(1)	Calculated based on an exchange rate of S/3.624 to US$1.00 as of December 31, 2020.
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

The following table shows selected information about our current concessions and long-term contracts as of December 31, 2020.

Project	Year Granted	Initiated Operations	Expiration	Characteristics	% Owned by Us	Status
Toll Roads:
Norvial(1)	2003	2003	2028	183 km	67.0%	Operating
Survial	2007	2008	2032	750 km	99.9%	Operating
Canchaque	2006	2010	2025	78 km	99.9%	Operating
Mass Transit:
Lima Metro	2011	2012	2041	33.1 km	75.0%	Operating
Water Treatment:
La Chira	2010	2016	2037	Avg. treatment capacity of 6.3 m3/sec (expected)	50.0%	Operating
Energy:
Oil Production(2) Block I	1995	1995	2021	Avg. daily production of 600 bbl (2020)	100.0%	Operating
Block V	1993	1993	2023	Avg. daily production of 94 bbl (2020)	100.0%	Operating
Block III	2015	2015	2045	Avg. daily production of 677 bbl (2020)	100.0%	Operating
Block IV	2015	2015	2045	Avg. daily production of 2,146 bbl (2020)	100.0%	Operating
Gas Processing(3)	2006	2006	N/A	Avg. daily processing capacity of 44 MMcf (2020)	100.0%	Operating
North and Central Fuel Terminals	2014	2014	2034	Aggregate storage capacity of 2.7 MMbbl	50.0%	Operating

(1)

In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. Our company continues to possess 67% of voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns the remaining 33.0%.

(2)	Percentages owned in Energy reflect UNNA Energía’s ownership. We own 95% of UNNA Energía.
(3)	We own a gas processing plant and have a long-term delivery and gas processing contract with Enel Generación Piura S.A., which is in force until November 2023.

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

On September 29, 2015, we entered into a memorandum of understanding with Odebrecht Latinvest to participate with a 20% stake in the shareholder equity of Concesionaria Gasoducto Sur Peruano S.A., for an amount of US$215 million (S/722.4 million). On November 2, 2015, we acquired this 20% stake in GSP through a capital increase. The other shareholders are Odebrecht Latinvest with a 55% stake and Enagas with a 25% stake. Concesionaria Gasoducto Sur Peruano S.A. was responsible for the design, financing, construction and operation of the southern gas pipeline, a project which would bring natural gas to the southern region of Peru, particularly to the provinces of Cuzco, Arequipa, Puno and Moquegua. The GSP gas pipeline concession was terminated by the Peruvian Ministry of Energy and Mines on January 24, 2017. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Key Developments—Termination of the Gasoducto Sur Peruano Concession.”

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

	For the year ended December 31,
	2018	2019	2020	2020
	(in millions of S/)			(in millions of US$)(1)
Revenues	280.8	326.3	206.4	57.0
EBITDA	102.3	94.3	78.0	21.5
EBITDA margin	36.4%	28.9%	37.8%	—

(1)	Calculated based on an exchange rate of S/3.624 to US$1.00 as of December 31, 2020.

The charts below set forth the breakdown of our revenues and EBITDA from our toll road concessions for 2020.

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

Our obligations under the concession include expanding the already existing road by, among other things, adding two additional lanes. The first stage of construction was completed in 2008, and the second stage commenced in the second quarter of 2014 and was completed by the end of 2019. The capital investment for the second stage was US$88.6 million (S/322.7 million).

Unlike other toll roads in Peru, Norvial charges toll fees in both directions. Our road is highly transited both by heavy vehicles, primarily for the purpose of transporting goods, and also by passenger vehicles, which typically use the road to access tourist destinations. In June 2018, we signed an investment agreement with BCI Perú to monetize future dividends of Norvial. The amount of the transaction was US$42.3 million, the proceeds of which were applied to the reduction of indebtedness related to GSP. In May 2020, the Peruvian Congress suspended the payment of tolls on roads during the initial period of COVID-19 quarantine. Although the Peruvian Constitutional Court struck down the statute effective June 30, 2020, we have yet to collect compensation for tolls which were suspended during that period. The following table sets forth average daily traffic volume and average toll fees charged for vehicle equivalents in respect to the Norvial toll road concession for 2018, 2019 and 2020.

	For the year ended December 31,
	2018	2019	2020
Average daily traffic by vehicle equivalents(1)	26.095	26.835	24.072
Average toll fee charged for vehicle equivalents (in S/)	15.22	15.45	15.86

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

Our revenue from this concession consists of an annual fee paid to Survial by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of maintenance required due to road damages. In 2018, 2019 and 2020, the fee amounted to US$8.4 million (S/28.3 million), US$9.8 million (S/32.4 million) and US$16.2 million (S/58.6 million), respectively. Our revenue in this concession does not depend on traffic volume.

Additional revenues of the concession are generated from the execution of additional works, work we perform as a result of catastrophic events and emergency maintenance. These revenues are billed when approval is received from the grantor and/or the regulator of the work in progress. In 2018, 2019 and 2020, the additional revenues amounted to US$15.9 million (S/53.8 million), US$2.0 million (S/6.6 million) and US$0.6 million (S/2.1 million), respectively.

Canchaque

Under our Canchaque concession, we operate and maintain a 78 km road from the towns of Buenos Aires to Canchaque, in Peru. The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15- year term. We own 99.96% of Canchaque. Our obligations under the concession include the construction of the road, which was completed in 2009. Our revenue from this concession consists of an annual fee paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of road maintenance required due to road wear and tear. In 2018, 2019 and 2020, the fee amounted to US$7.8 million (S/26.2 million), US$2.7 million (S/8.8 million) and US$1.6 million (S/5.6 million), respectively. Our revenue in this concession does not depend on traffic volume.

Additional revenues of the concession are generated from the execution of additional works, work we perform as a result of catastrophic events and emergency maintenance. These revenues are billed when approval is received from the grantor and/or the regulator of the work in progress. In 2018, 2019 and 2020, the additional revenues amounted to US$1.8 million (S/6.0 million), US$1.1 million (S/3.7 million) and US$0.4 million (S/1.6 million), respectively.

Additional Toll Road Projects

We continuously evaluate infrastructure projects and strategically present public-private partnership proposals and participate in bidding processes for road concessions. In 2012 we were awarded, and in 2013 we signed the contract for, a 40-year concession for the 4.6 km Vía Expresa Sur, one of the main roads in Lima, which crosses the city from north to south. The road is intended to connect downtown Lima to Panamericana Sur, a highway that runs from Ecuador to Chile. Our estimate of the total investment under the concession, as submitted in our bid, was approximately US$200 million (S/672 million). Such investment is intended to be made during the construction phase, which was originally to be completed in 2018. Our revenue would derive from the collection of a toll fee upon completion of the construction. The concession was expected to generate a minimum annual revenue of US$18 million (S/60.5 million) during the first two years of the concession term, US$19.6 million (S/65.9 million) for the third year. If in a particular year, our annual revenue would be lower than the minimum guaranteed, the government would compensate us for the difference, up to an amount not to exceed US$10 million (S/33.6 million). The beginning of the construction phase remains subject to expropriation by the government of the land necessary for the construction of the road.

In June of 2017, we signed Initial and Additional Acts of Suspension of the Concession with the Municipality of Lima to freeze the responsibilities of the government, on the one hand, and the concessionaire, on the other hand, with respect to the concession. The concessionaire continues to act as custodian of certain assets of which it had taken possession and continues to maintain certain performance guaranties in connection with the concession. The government and the concessionaire had agreed to meet and coordinate aspects of the project, with the goal of resuming operations. However, we received a letter from the Municipality of Lima in which the Municipality communicated its desire to cease discussions to relaunch the project, and the suspension of the contract’s term has been extended until June 30, 2021. We cannot assure you that this concession contract will be resumed.

Mass Transit

In 2011, we were awarded a 30-year concession for the operation of Line One of the Lima Metro, Peru’s only urban railway system. The concession was awarded to our subsidiary Línea 1, in which we hold a 75% ownership interest, with the other 25% being held by Ferrovías S.A.C. Our obligations under the contract include: (i) the operation and maintenance of the five trains provided by the government; (ii) the acquisition of 19 new trains on behalf of the Peruvian government, which will be the legal owner of such trains; (iii) the operation and maintenance of the 19 new trains (24 trains in the aggregate); and (iv) the design and construction of the railway maintenance and repair yard, which was built by our E&C segment. The construction of the second stretch of Line One was completed in July 2014, and started operations on July 25, 2014.

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

As of December 31, 2020, Línea 1 had spent a total of S/32.2 million (US$8.9 million) in capital expenditures in connection with the Lima Metro.

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

As of December 31, 2020, we operated 44 trains (including four backup trains), which we expect to enable us to travel 4,811,779.65 kilometers per year. The average frequency of the trains is 3 to 10 minutes, depending on the schedule and the fee per kilometer travelled is, for our original 24 trains, S/83.96, and for our 20 newer trains, S/54.84.

Pursuant to the concession, we must comply with certain requirements in the operation of the trains. According to the concession, at least 95% of our trains must be running and available for use and not less than 85% of our trains that are available for use must arrive to destination on scheduled time. The table below shows our monthly average results during 2020.

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

Energy

We currently operate three energy businesses within our Infrastructure segment: Exploration and Production; Natural Gas; and Transport and Distribution. We operate and extract oil from four onshore fields (Block I, Block III, Block IV and Block V) located in the provinces of Talara and Paita in northern Peru. We have two long-term hydrocarbon extraction service contracts with Perupetro, the Peruvian entity responsible for the administration and supervision of all exploration and production contracts in Peru, under which we operate two oil producing fields, Blocks I and V. In addition, we have two long-term license contracts with Perupetro, a state-owned oil and gas company, for two other blocks, Block III and IV, which started operations in April 2015; oil production from these blocks is sold to Petroperú. During 2020, the oil production of our four blocks was approximately 3,517 bbl per day. We also own and operate a natural gas processing plant located in northern Peru, which processes and fractions natural gas liquids and delivers dry gas to a gas-fired power generation company under a long-term processing and fractionation agreement. In addition, we are a 50% partner in Terminales del Perú, a consortium which has a contract with Petroperú to operate and maintain five fuel storage terminals until 2034.

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

The table below sets forth selected financial information relating to our Energy line of business.

	For the year ended December 31,
	2018	2019	2020	2020
	(in millions of S/)			(in millions of US$)(1)
Revenues	560.5	552.6	369.8	102.0
Net Profit	65.0	52.8	12.6	3.4
EBITDA	178.9	180.8	109.4	30.2
EBITDA margin	31.9%	32.7%	29.6%	29.6%

(1)	Calculated based on an exchange rate of S/3.624 to US$1.00 as of December 31, 2020.

The pie charts below set forth the breakdown of our revenues and EBITDA from our Energy line of business for 2020.

Revenues	EBITDA

Oil and Gas Production

We operate and extract oil from four mature fields (Blocks I, III, IV and V) located in the provinces of Talara and Paita in northern Peru. Two of these fields, Blocks I and V, are operated under long-term service contracts under which we provide hydrocarbon extraction services to Perupetro. Hydrocarbons extracted from these two blocks belong to Perupetro, which in turn pays us, once a month, a variable fee per barrel of extracted hydrocarbons. This extraction fee is based on a basket of international crude prices and the level of production. The other two fields, Blocks III and IV, are operated under long-term license contracts with Perupetro. The hydrocarbons extracted are owned by our subsidiary UNNA Energía, which in turn pays royalties, on a fortnightly basis, to Perupetro, based on the average prices of three international crude oil prices: Fortis, Suez Blend and Oman Blend crudes. Our activities are focused on proved reserves development and production and are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, over 95 years in the case of Block III, over 95 years in the case of Block IV, and over 50 years in the case of Block V. We believe our activities in these fields bear limited exploration risk.

The following table shows selected information about our fields.

Property	Basin	UNNA Energía’s Ownership	Expiration	Developed Acres	Undeveloped Acres
Block I	Talara	100%	2021	25,154	4,110
Block III	Talara	100%	2045	7,475	80,986
Block IV	Talara	100%	2045	10,240	47,776
Block V	Talara	100%	2023	6,320	2,220

Block I:

We operate and extract oil and natural gas from Block I under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in December 2021. Average daily production during 2020 was 600 barrels of crude oil. We operate 205 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in fiscalization point close to the Talara refinery. The field is located in the province of Talara, department of Piura, in northern Peru, approximately five miles from the Talara refinery, the second largest refinery in the country. Block I is the oldest oil producing field in Peru and has been producing oil since around 1890. Perupetro has announced that they will hold a tender for the operation of Block I during the second quarter of 2021, and we have initiated contact with Perupetro to participate in the public bid to maintain this block under operation. We cannot assure you that we will maintain these operations after the expiration of the contract, on similar terms or at all.

Block III:

We operate and extract oil and natural gas from Block III under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2020 was 678 barrels of crude oil. We operate 151 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in a fiscalization point close to the Talara refinery, which purchases the oil according to a contract based on an average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, as adjusted by certain factors. The field is located between the provinces of Talara and Paita, department of Piura, in northern Peru, approximately 21 miles from the Talara refinery.

Block IV:

We operate and extract oil and natural gas from Block IV under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2020 was 2,146 barrels of crude oil. We operate 333 wells using various oil extraction systems and operate a network of production batteries and two pipelines to collect, measure and deliver oil in a fiscalization point close to the Talara refinery, which purchases the oil according to a contract based on an average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, adjusted for costs related to hydrocarbon transportation. The field is located in the province of Talara, department of Piura, in northern Peru, approximately 21 miles from the Talara refinery.

Block V:

We operate and extract oil and natural gas from Block V under a 20-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in October 2023. Average daily production during 2020 in this field was 94 barrels of crude oil. We operate 34 wells in this field using various oil extraction systems. The Block V field is located in the province of Los Órganos, department of Piura, Peru, close to the border with Ecuador. Block V has been producing oil since the 1950s. We cannot assure you that we will maintain these operations after the expiration of the contracts, on similar terms or at all.

The map below shows the geographic location of our oil producing blocks in northern Peru.

For Block I and Block V, we are entitled to a variable fee paid by Perupetro, which is based on the level of production of each field and a price formula that is based on an average price of three international crude oil prices: Fortis blend, Suez blend and Oman crudes, and a discount over this price of approximately of 72% per barrel. For Block III and Block IV, we pay royalties to Perupetro based on an average price of three international crude oil prices: Fortis blend, Suez blend and Oman crudes. The royalties paid to Perupetro were US$23.17 per barrel during 2018, US$21.13 per barrel during 2019 and US$9.75 per barrel during 2020.

During 2018, 2019 and 2020, we received an average revenue (for all blocks) of US$52.38, US$53.90 and US$38.06, respectively, per barrel of extracted oil, which was equivalent to approximately 73.72%, 86.11% and 91.29%, respectively, of average Brent crude oil prices in the same years. We are not committed to provide a fixed volume of oil or natural gas under our four contracts.

We produce natural gas as a byproduct of the production of crude oil (an average of 6.37 MMcf per day during 2020). In Block I, we provide natural gas to ENEL (formerly EEPSA) under a “take or pay” contract (an average of 3.00 MMcf per day during 2020), and we pay to Perupetro a fee which varies depending on market conditions. The additional volume of natural gas extracted is sent to our Pariñas plant to be processed and commercialized as liquid natural gas. In Block V, we reinject the natural gas produced back into the wells. In Block III, we use part of the produced gas as fuel to operate wells equipment (pumping units) and we are looking for a market to sell the excess. In Block IV, we also use a certain volume of gas as fuel, and the residual volume since November 2019 is also sent to our Pariñas plant to be processed and commercialized as liquid natural gas. Our revenues for the sale of natural gas are not material relative to our oil production revenues.

Estimated Proved Reserves:

The following table sets forth estimated proved crude oil and natural gas reserves in Blocks I, III, IV and V as of December 31, 2020. We have only included estimates of proved and have not included any estimates of probable and possible reserves.

	Crude Oil (Mbbl)	Natural Gas (MMcf)	Crude Oil Equivalents (MBoe)
Block I:
Proved developed producing	200.1	1,895.5	537.1
Proved developed non—producing	—	—	—
Proved undeveloped	—	—	—
Total proved reserves	200.1	1,895.5	537.1
Block III:
Proved developed producing	2,306.3	5,816.6	3,340.4
Proved developed non—producing	25.3	31.0	30.8
Proved undeveloped	9,431.2	25,163.0	13,904.6
Total proved reserves	11,762.8	31,010.7	17,275.8
Block IV:
Proved developed producing	6,361.0	10,189.9	8,172.5
Proved developed non—producing	320.9	596.0	426.8
Proved undeveloped	6,500.1	12,723.7	8,762.1
Total proved reserves	13,182.0	23,509.7	17,361.5
Block V:
Proved developed producing	100.1	—	100.1
Proved developed non—producing	—	—
Proved undeveloped	—	—
Total proved reserves	100.1	—	100.1
Total:
Proved developed producing	8.967.5	17,902.1	12,150.1
Proved developed non—producing	346.2	627.0	457.6
Proved undeveloped	15,931.3	37,886.7	22,666.8
Total proved reserves	25,245.0	56,415.8	35,274.5

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

Reserve amounts were based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent crude price for each month in the period January through December 2020, which, pursuant to our contractual agreements, resulted in average oil and gas prices of US$38.06 per barrel and US$3.27 MMcf, respectively, that for the purpose of reserve amount estimation were assumed to remain constant.

Proved undeveloped reserves in the fields as of December 31, 2020 were 22,666.8. Mboe, consisting of 15,931.3 MBbl of crude oil and 6,735.4 Mboe (37,886.7 MMcf) of natural gas. We estimate that during 2020, proved undeveloped reserves increased by 2,127.8 Mboe of crude oil, as a result of the reclassification of certain natural gas from contingent resources to proved developed and undeveloped reserves as a result of the natural gas supply contract that UNNA Energía signed with Gasnorp Company in January 2020 in respect of Block III.

In 2020, approximately 878.7 Mboe of proved undeveloped reserves of crude oil were converted into proved developed reserves, consisting of 615.94 MBbl of crude oil and 262.73 Mboe (1,477.85 MMcf) of natural gas.

Capital expenditures made during 2020, for both drilling activities and workovers, to convert undeveloped reserves to proved developed reserves, amounted to approximately US$12.4 million (S/44.9 million).

The principal changes in proved undeveloped reserves during 2020 were:

•

Proved undeveloped crude oil reserves decreased 2,369.5 Mbbl during 2020, as a result of a decrease in the price of oil per barrel and a decrease of 615.9 MBbl that were converted to proved developed due to a drilling campaign in Block IV;

•

In Block III, 31,010.7 MMcf associated natural gas has been reclassified from contingent resources to proved developed and undeveloped reserves as a result of the natural gas supply contract that UNNA Energía signed with Gasnorp Company in January 2020; and

•	Proved developed reserves decreased in 1,291 Mbbls due to a mistake in the prior year reserves estimation in Block V.

For changes in proved developed and undeveloped reserves from December 31, 2019 to December 31, 2020, see supplementary data (unaudited) annexed to our audited annual consolidated financial statements included in this annual report.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process:

The reserves estimates shown in this annual report have been prepared internally by our engineers in accordance with the definitions and guidelines of the SEC. Our reserves are estimated at the property level and compiled by our engineering staff. Our engineering staff interacts with our internal staff of operations engineers and geoscience professionals and with accounting employees to obtain the necessary data for the reserves estimation process. Our reservoir engineers and geoscience professionals have worked to ensure the integrity, accuracy and timeliness of the data, methods and assumptions used in the preparation of the reserves estimates. Mr. Javier Portuguez is our Reservoir Engineer. The reserves estimate report was submitted to our Committee of Reserves, which is formed by Mr. Iván Miranda (Exploration and Production Technical Manager), Mr. Jose Pisconte Lomas (Chief of Geology), and Mr. Manuel Gomez (Chief of Reservoir Engineering). Mr. Portuguez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 27 years of experience, developed as a production and reservoir engineer at Mercantile and Interoil Peru. Mr. Gomez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 13 years of experience, most of it as drilling, completion, stimulation, and reservoir engineer. Mr. Pisconte Lomas, holds a Geologist Engineering degree and a Regional Geology Master’s degree from Universidad Nacional Mayor de San Marcos and has 28 years of experience in the oil industry. Mr. Miranda holds a degree in Petroleum Engineering from Universidad Nacional de Ingeniería in Lima and a Petroleum Engineering Master’s degree from Texas A&M University of Texas—USA, and has 36 years of experience in the oil industry developed at Petroperú, Unipetro ABC, and UNNA Energía.

Production, Revenues, Prices and Costs:

The following table sets forth information regarding our production, revenues, prices and production costs for 2018, 2019 and 2020.

	For the year ended December 31,
	2018	2019	2020
Production volumes(1):
Crude oil (Mbbl)
Block I	262.8	236.3	219.6
Block III	275.8	264.3	247.7
Block IV	755.9	946.8	785.4
Block V	39.9	38.4	34.6

Total (crude oil Mbbl)	1,334.4	1,485.8	1,287.4
Natural gas (MMcf)

Block I	2,228.8	1770.7	1,337.3
Block III	—	—
Block IV	—	—	202.8

Block V	—	—

Total (natural gas MMcf)	2,228.8	1,770.7	1,540.2
Crude oil equivalents (Mboe)	396.2	314.8	273.8

Total Company	1,730.6	1,800.6	1,561.2
Average sales prices(2):
Crude oil (US$/bbl)	64.72	61.19	38.06
Natural Gas (US$/Mcf)	4.52	4.29	3.27
Crude oil equivalents (US$/boe)	55.64	53.90	31.79
Costs and expenses(2):
Production expenses (US$/boe)	18.11	17.66	14.43
Royalties (US$/boe)	17.80	16.99	7.12
General and administrative expenses (US$/boe)	2.37	2.69	2.19
Depreciation, depletion, amortization and accretion expenses (US$/boe)	10.19	10.47	8.61

(1)

Hydrocarbons extracted from Blocks I and V belong to Perupetro, which in turns pays us a per barrel fee for extracted hydrocarbons. Hydrocarbons extracted from Blocks III and IV belong to UNNA Energía, which in turn pays a royalty to Perupetro for the amount of extracted hydrocarbons.

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

Acreage, Productive and Development Wells, Drilling:

The following table sets forth certain information regarding the total developed and undeveloped acreage as of December 31, 2020.

Formation	Developed Acreage	Undeveloped Acreage
Block I
Pariñas	2,271	70
Mogollón	2,583	320
Basal Salina	1,850	100
Mesa	1,485	1,650

Total Block I	8,189	2,140
Block III
Salina Mogollón	7,475	3,983
Amotape	1,750	2,370

Total Block III	9,225	6,353
Block IV
Pariñas	4,155	3,402
Palegreda	7,251	2,835
Mogollón	1,490	2,586

Total Block IV	12,896	8,823
Block V
Verdún	530	650
Ostrea	175	115
Mogollón	1,350	120

Total Block V	2,055	885

Total	30,386	19,337

As of December 31, 2020, we had a total of 723 producing wells. Our wells are oil wells, many of which also produce natural gas. We do not have interests in wells that only produce natural gas. The following table shows the number of development and exploratory wells drilled during 2018, 2019 and 2020 in Blocks I, III, IV and V.

	For the year ended December 31,
	2018	2019	2020
Development Wells
Productive	33	33	18
Dry	—	—	—

Total	33	33	18
Exploratory Wells
Productive	—	—	—
Dry	1	—	—

Total	1	0	0

During 2018, 2019 and 2020 we invested US$20.2 (S/68.4), US$23.8 million (S/78.95 million) and US$12.26 million (S/44.44 million), respectively, in drilling activities. During 2020, we drilled a total of 18 wells in Block IV (all of them are productive wells).

Under the terms of our agreements with Perupetro, at the time the contract terminates, we are required to close non-producing wells that we have drilled. As of December 31, 2020, we estimated that we will be required to close 74 wells in Block I in December 2021, and 16 wells in Block V until the end 2023, 40 wells in Block III and 50 wells in Block IV by April 2045. We have created a provision in our financial statements for the costs relating to those well closings. See note 5.1(d) to our audited annual consolidated financial statements included in this annual report.

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

Our gas processing plant has the capacity to process up to 44 MMcf per day. We processed 30.12 MMcf per day during 2018, 30.52 MMcf per day during 2019 and 28.40 MMcf per day during 2020. Approximately 84% of the volume processed by our gas processing plant depends on the gas volumes provided by Enel Generación Piura for processing and use on its gas-fired turbines. These volumes vary per month and depend upon the power dispatch curve of Enel Generación Piura among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by Enel Generación Piura are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher. Approximately 2% of the volume processed by our gas processing plant depends on the volumes of gas extracted by UNNA Energía in Block I, approximately 10% depends on the volumes of gas extracted by UNNA Energía in Block IV and approximately 4% depends on the volumes of gas provided by CNPC, which we process and commercialize as liquid natural gas.

Fuel Storage Terminals

We are a 50% partner in Consorcio Terminales with a Peruvian affiliate of Oiltanking GmbH, one of the world’s largest operators of independent terminals for bulk liquid storage. Consorcio Terminales was first awarded a concession for the operation of the South Fuel Terminal in 1997. In June 2014, Terminales del Perú, a new consortium that included our subsidiary UNNA Energía and Oiltanking Peru, was awarded a concession for the operation of the North and Central Fuel Terminals for Petroperú. The contracts have 20-year terms and consist of the operation of four terminals in the north and one terminal in the center of the country, providing storage and dispatching bulk liquid fuel. The total amount of the committed investment for both projects is approximately US$37.2 million (S/125 million), while the total amount of the additional investment, which is expected to be reimbursed to the company, is approximately US$186 million (S/625 million). On November 2, 2019, the concession reverted to Petroperú.

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

Under the contracts, Consorcio Terminales and Terminales del Perú received revenues paid in connection with monthly reserved volume in tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). The storage fee per barrel, is based upon reserved volumes whether they are received or not. The throughput fee is paid based on effective barrels delivered per month. During 2018, 2019 and 2020, Consorcio Terminales and Terminales del Perú generated revenues of US$82.5 (S/278.9 million), US$79.7 million (S/264.3 million) and US$45.2 (S/163.8) (we are entitled to 50% of the joint operation revenues), respectively. Under the contracts, Consorcio Terminales and Terminales del Perú are responsible for paying the fuel terminals operating and maintenance costs and also paying a royalty fee to Petroperú based on effective barrels delivered each month.

At the current stage of the contracts, any capital expenditure we invest in the fuel storage terminals can be recouped from any present and future royalties we owe to Petroperú.

Other Terminal Operations

We are a 50% partner in Oiltanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named “Terminal Marino Pisco Camisea” under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. In 2020, this terminal dispatched 23.9 million barrels and received 10.8 million barrels of natural gas liquids (GLP, Nafta, MDBS, B-100, ULSD, B5 S50 y Diesel 2). This contract term ended on June 30, 2020 and has been extended until July 31, 2021 while negotiations for the new contract are concluded.

Additionally, through OTAS, we are also a 25% partner in LQS, which operates the “Terminal de Químicos de Matarani,” which dispatched 59,976 tonnes of sodium hydrosulfide for international mining companies in 2020. During 2018, 2019 and 2020, these activities generated revenues in the aggregate of approximately US$6.6 million (S/22.3 million) US$6.9 million (S/22.9 million) and US$6.7 (S/23.3 million), respectively.

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

Our revenue in the operation and maintenance of infrastructure assets is generated either from fees we charge to Norvial, Survial, Canchaque, Chinchaypujio, Chuquibambilla, Atico and the Lima Metro to operate and maintain our concessions or from government payments through maintenance service contracts we have been awarded. As depicted in the chart below, we operate and maintain 2,189.7 km of Peruvian roads and highways, including our own highway concessions, in addition to the Lima Metro.

Operation and Maintenance of Infrastructure Assets

Total 2,189.7 KM

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

Real Estate

Our Real Estate segment is one of the largest apartment building developers in Peru, in terms of number of units sold and value of sales in 2020, and is focused on the development and sale of affordable housing and housing as well as other real estate projects. Since commencing our operations in 1987, we have developed approximately 1,319,106 m2 of affordable housing (approximately 21,018 units); approximately 392,598 m2 of housing (approximately 1,888 units); approximately 170.416 m2 of office space (approximately 903 offices); and approximately 43,000 m2 of shopping centers (three shopping centers). Moreover, we are currently building approximately 64,672 m2 of affordable housing (approximately 1,128 units) and approximately 9,600 m2 of housing (approximately 128 units). Our Real Estate segment also owns land parcels in Lima, comprising approximately 55 hectares as of December 31, 2020, and we have sold undeveloped land in the past and intend to continue such sales in the future.

The table below sets forth selected financial information for our Real Estate business segment.

	For the year ended December 31,
	2018	2019	2020	2020
	(in millions of S/, except as indicated)			(in millions of US$)(2)
Revenues(1)	630.1	264.4	182.4	50.3
Net profit	157.8	23.7	15.0	4.1
Net profit attributable to controlling	28.9	(5.0)	1.4	0.4
EBITDA	241.00	76.2	32.6	9.0
EBITDA margin	38.2%	28.8%	17.9%	—
Backlog (in millions of US$)(3)	57.9	209.9	60.3	60.3
Backlog/revenues ratio(3)	0.3x	0.7x	1.2x	—

(1)	In 2018, 2019 and 2020 we recognized S/38.4 million (US$11.5 million), S/37.4 million (US$11.2 million) and S/7.3 million (US$2.0 million), respectively, in revenues from land sales.
(2)	Calculated based on an exchange rate of S/3.624 to US$1.00 as of December 31, 2020.
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

We began developing affordable housing projects in 2001, following the Peruvian government’s efforts to address the country’s housing deficit, particularly for low-income families. We launched the first major affordable housing project in Peru in 2007; Parque Agustino, in Lima’s El Agustino neighborhood. Since 2001, we have completed 18 affordable housing projects. As of December 31, 2020, we are in the process of developing three affordable housing projects, including construction, presales and procuring required authorizations and permits. These projects consist of expansions of projects previously completed by us. Affordable housing consists of apartments, usually ranging between 50 and 72 m2 in size, that are purchased using government-sponsored support programs. The Peruvian government has adopted the Nuevo Crédito MiVivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. In order for a unit to qualify for the Nuevo Crédito MiVivienda program, its selling price must range between S/58,800 and S/310,800. In order for a unit to qualify for the Techo Propio new housing purchase program, its selling price must be less than S/84,100 for a single family home or less than S/105,000 for a multi-family dwelling.

In order to be eligible for an affordable housing subsidy under the Nuevo Crédito MiVivienda program, a purchaser must not own any other home or have benefitted from a housing subsidy program in the past, among other requirements. A purchaser must also provide a down payment between 10% and 30% of the total purchase amount. Housing subsidies under this program fluctuate between S/6,400 and S/17,700 which incentivize purchasers with reduced monthly rates so long as they pay their mortgage loan payments on a timely basis. In order to be eligible for an affordable housing subsidy under the Techo Propio program, a purchaser must have a monthly income that does not exceed approximately S/3,538 and must not have received any other government-sponsored housing benefit in the past, among other requirements. A Techo Propio purchaser must also show proven savings equal to at least 5% of the total purchase amount. Housing subsidies under this program is S/38,500. Purchasers of subsidized housing under both programs are also not required to pay a value-added tax normally applicable to residential purchases.

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

Our housing developments consist of residential buildings comprised of apartments with a mid- to high-price range that do not qualify for government subsidies. Since 1987, we have developed 38 housing developments. As of December 31, 2020, we are developing four housing projects, one of which is in the construction stage, with the other three in the process of obtaining required approvals and permits. Our housing units typically range between 130 and 400 m2 in size.

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

	For the year ended December 31,
	2018	2019	2020
Number of Units Delivered(1):
Affordable Housing	1,232	1,433	1,123
Housing	44	17	2

Total	1,276	1,450	1,125
Number of Units Sold and Not Yet Delivered(1):
Affordable Housing	1,810	1,925	1,247
Housing	75	11	59

Total	1,885	1,936	1,306
Total m2 Delivered:
Affordable Housing	70,986	83,880	57,330
Housing	13,752	1,912	1,588

Total	84,738	85,792	72,918
Total m2 Sold and Not Yet Delivered:
Affordable Housing	107,075	116,327	68,949
Housing	15,440	2,593	29,959

Total	122,515	118,920	98,908

	For the year ended December 31,
	2018	2019	2020
Value of Units Delivered (in millions of S/):
Affordable Housing	137	196	157
Housing	133	20	12

Total	270	216	169

(1)	We typically pre-sell our affordable housing and housing units before construction begins and continue to sell during construction, although we recognize revenues at the time of delivery of units.

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

Land Bank

We typically purchase land to develop real estate projects with the intention to begin construction within a 12- to 18-month period after the purchase of the land. We may also, from time to time, purchase land for subsequent resale. As of December 31, 2020, we owned approximately 28 hectares, of which 68% is located in Lima and 32% outside of Lima. We continually evaluate opportunities to purchase new land for our real estate development projects.

On February 24, 2017, we sold our interest in Project Espacio (formerly known as Cuartel San Martín) to Urbi Propiedades S.A., our partner in the project, for US$50 million (S/168 million). On April 28, 2017, we also sold our interest (approximately 20.8%) in Promoción Inmobiliaria del Sur S.A. (“PRINSUR”) of Inversiones Centenario, which owns approximately 937.7 hectares of undeveloped land also located in Lurín, to our partner Inversiones Centenario S.A.A. for US$25 million (S/84 million). For more information, see “Item 5.A. Operating and Financial Review and Prospect— Operating Results—Key Developments—Asset Sales.”

We have a 50.45% interest in Almonte, which owned approximately 77 hectares as of December 31, 2020 of undeveloped land in Lurín, located 30 km south of Lima. We previously sold 27 hectares of the land for industrial use. On May 31, 2018, Almonte signed a purchase agreement with PRINSUR for the sale of 420.9 hectares of land by Almonte to PRINSUR for an aggregate amount of US$92.7 million, the final installment of which was paid in February 2020 upon the satisfaction of certain conditions precedent.

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

Our consolidated backlog as of December 31, 2020 was US$1,330.1 million. We expect to recognize as revenues 69.2% of our backlog by December 31, 2021, 21.2% by December 31, 2022 and 9.6% thereafter. However, the ongoing COVID-19 pandemic and government measures to contain the spread of the virus, which have significantly increased economic uncertainty, may continue to impact our ability to perform our backlog in the short term. As conditions are uncertain and changing rapidly, it is difficult to predict the full extent of the impact of the pandemic on our backlog in the short term. The following table sets forth our consolidated backlog from December 31, 2018 to December 31, 2020.

Our backlog decreased slightly in 2020, and may decline further in the future, including due to the potential sale of assets. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to grow our backlog. Additionally, the number and amounts of new contracts signed can fluctuate significantly from period to period.

The table below sets forth our ending backlog for 2018, 2019 and 2020 accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2018	2019	2020
	(in millions of US$)
Opening backlog (end of prior year)	1,321.3	1,341.0	1,449.0
Contract bookings and adjustments during the year	975.8	1,181.7	677.1
Cancellations during the year	—	—	—
Revenues recognized during the year	(956.1)	(1,077.0)	(796.0)

Ending backlog (end of current year)	1,341.0	1,445.8	1,330.1

The charts below sets forth our consolidated backlog breakdown by end-market, geography and client sector as of December 31, 2020.

Backlog by End-Market	Backlog by Geography

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

Our E&C backlog as of December 31, 2020 was US$852.9 million. We expect to recognize as revenues 83.7 % of such backlog by December 31, 2021 and 16.3 % of such backlog thereafter. However, the ongoing COVID-19 pandemic and government measures to contain the spread of the virus, which have significantly increased economic uncertainty, may continue to impact our ability to perform our E&C backlog in the short term. As conditions are uncertain and changing rapidly, it is difficult to predict the full extent of the impact of the pandemic on our backlog in the short term.

The following pie charts set forth our E&C backlog breakdown by end-market, geography, client sector and contract type as of December 31, 2020.

Backlog by End-Market	Backlog by Geography

Backlog by Client Type	Backlog by Client Contract

The table below sets forth our ending E&C backlog for 2018, 2019 and 2020, accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2018	2019	2020
	(in millions of US$)
Opening backlog (end of prior year)	772.5	782.6	910.1
Contract bookings and adjustments during the year	582.6	881.5	493.8
Cancellations during the year	—	—	—
Revenues recognized during the year	(572.5)	(754.0)	(550.9)
Ending backlog (end of current year)	782.6	910.1	852.9

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

Our Infrastructure segment backlog does not include intersegment eliminations. We calculate our Infrastructure backlog as follows:

•	for the Lima Metro, our Infrastructure backlog assumes that for 2021, 2022 and 2023, we will operate 44 trains at full operation, which in the aggregate will travel 4.8 million kilometers per year;

•

for our Survial and Canchaque concessions, we assume our contractually agreed upon annual fee, adjusted for inflation. For our 2018, 2019 and 2020 backlog, we utilize the same adjustment amount that was utilized for our 2016 fee, which has already been negotiated; and

•	for La Chira, for our 2018, 2019 and 2020, backlog is calculated to include the fees we will receive under the concession for our operation and maintenance, adjusted for inflation.

Our Infrastructure backlog as of December 31, 2020 was US$492.4 million. We expect to recognize as revenues 33.7% of our backlog by December 31, 2021 and 66.3% of our backlog thereafter.

The following pie chart sets forth our Infrastructure backlog breakdown by line of business as of December 31, 2020.

Backlog by Line of Business

The table below sets forth our ending Infrastructure backlog for 2018, 2019 and 2020, accounting for opening backlog for each year, annual contract bookings, cancellations during the year and adjustments and annual revenues recognized.

	2018	2019	2020
	(in millions of S/)
Opening backlog (end of prior year)	544.8	520.8	553.9
Contract bookings and adjustments during the year	209.6	231.7	117.8
Cancellations during the year	—	—	—
Revenues recognized during the year	(233.6)	(198.6)	(179.3)

Ending backlog (end of current year)	520.8	553.9	492.4

Real Estate Backlog

Our Real Estate segment backlog reflects sales contracts with buyers for units that have not yet been delivered and will be recognized as revenues once they are delivered.

Our Real Estate segment backlog as of December 31, 2020 was US$60.3 million. We expect to recognize as revenues 89.0% of our backlog by December 31, 2021, and 11.0% thereafter. However, the ongoing COVID-19 pandemic and government measures to contain the spread of the virus, which have significantly increased economic uncertainty, may continue to impact our ability to perform our Real Estate backlog in the short term. As conditions are uncertain and changing rapidly, it is difficult to predict the full extent of the impact of the pandemic on our backlog in the short term.

The following chart sets forth our Real Estate backlog breakdown by type of real estate activities as of December 31, 2020.

The table below sets forth our ending Real Estate backlog for 2018, 2019 and 2020, respectively, accounting for operning backlog for each year, annual contract bookings, cancellations during the year and adjustments and annual revenues recognized.

	2018	2019	2020
	(in millions of US$)
Opening backlog (end of prior year)	25.9	57.9	63.3
Contract bookings and adjustments during the year	125.7	85.1	47.4
Cancellations during the year	—	—	—
Revenues recognized during the year	(93.7)	(79.7)	(50.3)

Ending backlog (end of current year)	57.9	63.3	60.3

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

Quality Assurance

In 2020, our operations were certified according to the following international standards:

		ISO 9001 (QUALITY)	ISO 14001 (ENVIRONMENTAL)	OHSAS 18001 (SECURITY AND SAFETY)	OTHER
Engineering and Construction	Cumbra Ingeniería	x	x	x
	Cumbra	x	x	x
	Morelco	x	x	x	x
	VyV - DSD	x	x	x
Infrastructure	UNNA Energía	x	x		x
	Linea 1	x

Engineering and Construction:

•	Cumbra Ingeniería: ISO 14001, ISO 9001 and OHSAS 18001.

•	Cumbra: ISO 9001 in project management control processes; ISO 14001 and OHSAS 18001 in engineering, procurement and construction of electromechanical projects, civil works and buildings.

•	Morelco: ISO 14001, ISO 9001 and OHSAS 18001; in addition, ASME ESTAMPES U/S NATIONAL BOARD ESTAMPER.

•	Vial y Vives—DSD: ISO 14001, ISO 9001 and OHSAS 18001.

Infrastructure:

•

UNNA Energía: ISO 14001, ISO 9001 and ISO 45001: certified for oil and gas production processes in lots I, III, IV y V; gas processing at the Talara Plant; reception, storage and dispatch of products derived from hydrocarbons in Terminals Eten, Salaverry, Chimbote, Supe and Callao; and support processes.

•	Linea 1: ISO 9001 for the operation and conservation of railway infrastructure and rolling stock of the Transport System - Line 1.

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

The following are key programs we perform for the benefit of society:

•

Metro Culture: We conduct workshops that transform trains and train stations into centers of social and cultural education to promote respect and tolerance. In 2020, we carried out 24 virtual artistic presentations and incorporated approximately 1,110 people in health campaigns.

•

Road Safety Education: This program promotes our culture of safety and accident prevention by training communities surrounding roads and highways that we operate or maintain. In 2020, we provided two virtual training courses, with the total participation of 13,916 members of the public.

•

Ayni: This social support program aims to improve the quality of life in urban areas by promoting respectful coexistence among new owners of our real estate projects. The initiative trains neighbors on several legal and managerial matters and on conflict management and leadership. In 2020, the program trained approximately 1,636 people.

•

Development of local suppliers: We build the capacities of our local suppliers and help them to develop their businesses by improving the quality of the goods and services they provide and encouraging the adoption of formal and responsible managerial styles. In this way, we make local economies more dynamic.

•

Labor Capabilities: This is a recruitment program where we share construction knowledge and train community members on building techniques, risk prevention and leadership skills. In this way, we increase the employability of members of local communities, generate formal jobs, reduce project risks, develop more efficient recruiting processes, and strengthen the trust with local communities. In 2020, we trained approximately 242 participants, 2% of whom joined the group.

•	Cantera Program: This program is designed to attract and train young talents in engineering. In 2020, we recruited four young people out of a total of approximately 1,500 participants.

Regulatory Matters

Set forth below is a description of the regulatory framework applicable to our company. We believe we are in compliance, in all material respects, with applicable laws and regulations in all of our business segments.

Measures regarding COVID-19

In November 2020, the Peruvian government declared a state of emergency (estado de emergencia) as a result of the COVID-19 pandemic and established a number of rules by Supreme Decree N° 184-2020-PCM (as amended).

As a result, the exercise of constitutional rights such as personal freedom and safety, domicile inviolability, free assembly and free transit have been suspended. Nevertheless, the engineering and construction, infrastructure (including the construction, operation and maintenance of infrastructure facilities) and real estate (including the construction and sale of properties) industries are operating in Peru, although subject to certain restrictions such as a curfew (which curfew varies by city).

Engineering and Construction

Regulatory Framework Applicable to Contracts with the Public Sector

As of the date of this annual report, Peru’s Public Procurement Law, approved by Supreme Decree No.°082-2019-EF (Texto Único Ordenado de Ley de Contrataciones del Estado) and its Regulations which, in turn, was approved by Supreme Decree No. 344-2018-EF, which entered into force on January 30, 2019, governs services and construction agreements entered into with public entities. Article 29 of Supreme Decree No. 344-2018-EF establishes that, at the beginning of the procurement process, the contracting public entity must prepare a technical file describing the characteristics of the services it intends to purchase and the selection process for its counterparts, among other specifications.

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

Cumbra and Cumbra Ingeniería are registered in the Peruvian National Suppliers Registry as a construction and a consulting company, respectively.

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

Regulatory Framework Applicable to Contracts with the Private Sector

Parties to a private-sector agreement may freely determine the contract type and its contents as long as it complies with certain legal requirements, including the provisions set forth in Article 1353 of the Peruvian Civil Code (which states that all contracts, including innominate contracts, must comply with the rules of Section VII of the Peruvian Civil Code, absent a statute specific to said contract type that collides with said rules). Cumbra and Cumbra Ingeniería participate in private-sector contracts for engineering and constructions.

Construction Activities in Peru

Legal Framework

Peru’s Law for the Promotion of Private Investment in Construction, approved by Legislative Decree No. 727 (Ley de Promoción de la Inversión Privada en Construcción), states that construction activities in Peru are in the public interest and a national priority. According to Section F of the Fourth review of the United Nations International Statistical Industrial Classification (ISIC), construction activities typically consist of the construction of dwellings, buildings and stores; and the construction of large scale infrastructure projects such as highways, bridges, tunnels, railways, irrigation systems, sewage systems, industrial facilities, pipelines and electric lines, among others. Cumbra has developed numerous projects in the construction sector. Currently, our company focuses on buildings (ISIC Division 41), civil works (ISIC Division 42) and specialized activities (ISIC Division 43).

Construction entities must comply with the National Building Regulations, approved by Supreme Decree No. 011-2006-VIVIENDA (Reglamento Nacional de Edificaciones), which establishes that urban allotments and buildings must be developed in compliance with the rules governing safety, functionality, accessibility, habitability and environmental impact. According to Technical Regulation No. G.030 (Rights and Responsibilities) of the National Building Regulations, construction companies, such as Cumbra and Cumbra Ingeniería, are responsible for (i) executing works in accordance with project specifications and applicable regulations; (ii) possessing sufficient organization and infrastructure to guarantee the feasibility of the project; (iii) appointing the party responsible for the construction to assume its technical representation; (iv) providing the resources and materials to complete the project pursuant to the terms of the agreement and required standards and within the approved budget; (v) executing subcontracts within contractual limitations; and (vi) delivering to the client documented information regarding the executed works.

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

Power and Utilities

Cumbra must comply with the Rules of Safety and Health at Work with Electricity, approved by Ministerial Resolution No. 111-2013-MEM-DM, for its activities relating to the construction of hydroelectric plants, transmission lines and substations. The Peruvian Supervisory Agency for Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía y Minería, or “OSINERGMIN”) is the authority responsible for supervising and enforcing compliance of the foregoing rules. The most relevant of the safety rules with which Cumbra must comply include: (i) providing employees with necessary information regarding safety measures related to the tasks they perform; (ii) providing employees with adequate safety equipment; and (iii) evaluating and remedying potential sources of danger.

Mining

Cumbra must comply with the Mining Occupational Health and Safety Regulation, approved by Supreme Decree No. 024-2016-EM, and other related regulations for their mining-related construction activities including the construction of mineral processing plants and other mining-related buildings, among others. In developing mining projects, our subsidiaries’ personnel must follow the safety programs and be familiar with internal rules from their mining sector client. The SUNAFIL and OSINERGMIN are the authorities responsible for supervising and enforcing compliance of the foregoing rules. The most relevant of the safety rules with which Cumbra must comply include: (i) creating an internal safety and health regulation policy and selecting a manager responsible for its implementation; (ii) monitoring and recording workplace accidents and occupational diseases; (iii) providing information to employees regarding the safety risks related to their work; (iv) providing employees necessary first aid and medical attention in the event of a workplace accident; (v) providing employees the necessary tools, equipment or materials to perform their activities safely; and (vi) evaluating risks in order to establish accident prevention and mitigation plans.

Oil and Gas

UNNA Energía must comply with the Hydrocarbons Safety Regulations, as approved by Supreme Decree No. 043-2007-EM, which are enforced by OSINERGMIN, while performing any hydrocarbon activities. The most relevant safety rules with which UNNA Energía must comply include: (i) assuring that senior project managers are responsible for the safety and health of workers; (ii) assigning specialized personnel responsible for safety and health matters; and (iii) monitoring and recording workplace accidents on a monthly basis.

Industrial Construction

Cumbra must comply with the Industrial Safety Regulation, approved by Supreme Decree No. 42-F (Reglamento de Seguridad Industrial), for its activities relating to the construction of industrial plants. The most relevant of the safety rules with which Cumbra must comply include: (i) overseeing that worksites are constructed, equipped and managed to provide security and protection to employees; (ii) instructing employees about risks to which they are exposed related to their work and adopting necessary measures to avoid accidents and damage to employee health; and (iii) overseeing inspections to verify the proper installation of safety equipment.

Registries and Permits

Pursuant to Supreme Decree No. 005-2020-TR civil contractors must be registered in the National Registry of Civil Construction Works – (the “RENOCC”), governed by the Administrative Labor Authority. Civil construction work companies register with the RENOCC, which assigns them with a unique registration number with which the company is identified until completion of the relevant project, regardless of the number of contractors and subcontractors that participate in the execution of the work. Cumbra has registered in the National Civil Construction Contractors and Subcontractor Registry in compliance with the Supreme Decree No. 008-2013-TR.

According to Supreme Decree No. 005-2008-EM mining contractors must register with the National Mining Contractors and Specialized Companies Registry. Cumbra is currently registered. Proper registration requires the filing of a request with the Regional Agency of Energy and Mines with jurisdiction in the area where the mining activities will take place. In addition, within five days upon commencement of construction, Cumbra must provide in writing its employees with the following information: (i) the company’s legal name; (ii) the scope of the contract; (iii) the place of execution; (iv) the applicable health and safety regulations; (v) the Safe Work Written Procedures (PETS); and (vi) risk insurance policies.

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

Supreme Decree No. 009-97-SA, Law No. 26,790 and Supreme Decree No. 003-98-SA require construction companies to have complementary high-risk insurance for workers that perform high risk tasks. As of the date of this annual report, Cumbra has this insurance coverage.

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

In addition to being responsible for the impact that its activities, by action or omission, may have on the environment, Cumbra is also subject to an environmental impact assessment and must obtain an environmental certification necessary to obtain project permits or licenses. Cumbra must also adopt measures for the management of hazardous materials intrinsic to its activities to mitigate the negative environmental impact its activities may have.

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

Other Subsectors

Depending on the subsector in which it operates, Cumbra is required to follow specific environmental provisions issued by the competent authorities. For example, with respect to hydrocarbon activities, the Ministry of Energy and Mines has enacted the Oil and Gas Environmental Regulations, by means of Supreme Decree No. 039-2014-EM modified by Supreme Decree No. 023-2018-EM

Tax Legal Regime Applicable to Construction

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

7.

The development of projects related to assets owned by the Peruvian state (Legislative Decree No. 674, Law Promoting Private Investment in State Enterprises and its regulations enacted by Supreme Decree No. 070-92-PCM) can be carried out by private sector initiatives, without committing any public resources or transferring any risks to public entities, unless expressly required by law.

Each of our subsidiaries Norvial, Survial, Canchaque and Línea 1 has entered into a concession agreement with ProInversión and the Peruvian Ministry of Transportation and Communications. La Chira has entered into concession agreements with ProInversión and Sedapal S.A. The abovementioned agreements were entered into in accordance with the provisions in force at the time of their execution.

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

Since the enactment of the General Environmental Law on October 15, 2005, several technical environmental regulations have been issued and this environmental regulatory framework is generally revised and updated regularly. Some regulations apply generally to Peruvian industries and some technical regulations are issued for specific industries.

The main environmental rules applicable to infrastructure projects include those described above in “—Engineering and Construction—Environmental Regulation.”

Peruvian Hydrocarbon Regulation

Our hydrocarbon operations are subject to governmental regulations as described below.

Exploration and Production

UNNA Energía is engaged in two major activities relating to the exploration and production of oil and gas: exploration and production of oil fields; and providing services to the oil industry.

Exploration and Production of Oil Fields

Peru’s hydrocarbon legislation regarding oil and gas exploration and production activities includes, among others, the Hydrocarbons law approved by Supreme Decree No. 42-2005-EM and the regulations governing the qualification of petroleum companies; the exploration and production of hydrocarbons; the transportation of hydrocarbons; hydrocarbons pipelines and safety requirements in such activities.

The foregoing regulations define the roles of Peruvian government agencies that regulate the oil and gas industry; provide the framework for the promotion and development of hydrocarbon activities based on the principles of private-sector competition and access to all economic activities; and set the safety and security standards as well as the legal proceedings for carrying out operations.

The Peruvian Constitution establishes that the government is the sole proprietor of underground hydrocarbons within its national territory. However, the Peruvian government has granted Perupetro, a state-owned company authorized to negotiate and enter into agreements for the exploration and/or production of hydrocarbons, the ownership right over the hydrocarbons extracted which allows Perupetro to enter into such agreements. Furthermore, the Peruvian Ministry of Energy and Mines, the Environmental Evaluation and Supervision Agency (“OEFA”) and OSINERGMIN are governmental entities entitled to oversee and supervise oil and gas activities.

The Peruvian Ministry of Energy and Mines is responsible for devising energy and mining policies; supervising activities in the energy and mining sectors; and promoting investments in those sectors. Within the Peruvian Ministry of Energy and Mines, the General Directorate of Hydrocarbons (“DGH”) is responsible for regulating the development of oil and gas fields and the General Directorate of Energy-Related Environmental Affairs (“DGAAH”) is responsible for reviewing and approving regulations related to environmental risks associated with hydrocarbon exploration and production activities.

OEFA is a public entity ascribed to the Peruvian Ministry of the Environment and is responsible for evaluating and ensuring compliance with applicable environmental rules covering hydrocarbon activities, as well as for initiating sanctioning proceedings when a breach of an environmental regulation occurs. OSINERGMIN is a public entity ascribed to the Presidency of the Council of Ministers’ (Presidencia del Consejo de Ministros) office and is responsible for ensuring compliance with safety and security standards in the hydrocarbon industry, as well as for sanctioning proceedings. UNNA Energía is subject to the supervision, authority and regulations enacted by the foregoing agencies.

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

Services agreements grant contractors the right to perform hydrocarbon exploration and production activities in a determined area and receive compensation according to the production of hydrocarbons. The contractor is technically and financially responsible for the operations, but Perupetro maintains the ownership over the hydrocarbons extracted. UNNA Energía is party to services agreements with respect to Blocks I and V, and to licensing agreements with respect to Blocks III and IV. Each block has an independent contract with Perupetro.

Services and licensing agreements are intended for the development, production and eventually transportation of hydrocarbons, as well as for certain storage activities. Services and licensing agreements commonly include a minimum performance schedule guaranteed by performance bonds and the obligation to establish corporate guarantees to secure the contractor’s compliance with the terms of such agreements.

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

Under the current regulation, 30 years is the maximum term of services and licensing agreements for the production of crude oil. On the other hand, natural gas and condensates-related services or licensing agreements have a maximum term of 40 years. AENZA acts as UNNA Energía’s guarantor in all of the Block I, Block III, Block V and Block VI contracts.

UNNA Energía must comply with Supreme Decree No. 043-2007-EM for its activities relating to hydrocarbons in all phases. The OSINERGMIN is the authority responsible for the supervision and enforcement of the foregoing rules.

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

On June 1, 2004, UNNA Energía was included as a subcontractor for the petroleum industry in the Hydrocarbons Registry of Lima’s Public Registry of Legal Entities; such registry remains in force as of the date of this annual report.

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

The main environmental rules applicable to UNNA Energía’s hydrocarbon projects include:

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

UNNA Energía’s activities as a part of Terminales del Peru fall under the scope of the Hydrocarbons Storage Safety Regulation, approved by Supreme Decree No. 052-93-EM. Terminales del Peru is registered in the Hydrocarbon Registry of OSINERGMIN and is authorized to perform transportation activities such as loading and unloading hydrocarbons from vessels on the terminals. This regulation establishes the conditions under which UNNA Energía can operate and maintain storage facilities for hydrocarbons. For instance, the regulation specifies the technical requirements for storage systems, which vary depending upon the kinds of hydrocarbons stored. Moreover, pursuant to this regulation, UNNA Energía must establish procedures to minimize potential risks that these facilities present for employees, third parties and properties.

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

The processing and dividing activities of UNNA Energía in Talara’s gas station are governed by hydrocarbons refining and processing regulations, including regulations on the design, construction, operation and maintenance of refineries and hydrocarbons processing plants, the oil refining process, the manufacture of natural asphalts, oil and lubricants, basic petrochemical activities and the processing of natural gas and condensates. In order to comply with these regulations, UNNA Energía must take cautionary measures in order to protect the safety of its employees and its facilities, protect the environment, preserve energy resources and ensure the quality of the products or services it delivers. For instance, Talara’s gas station operation must be authorized by the General Direction of Hydrocarbons and comply with fire safety regulations. In the event of an accident, UNNA Energía must notify OSINERGMIN, the Peruvian Ministry of Energy and Mines, the Peruvian Ministry of Labor and the Peruvian Social Security Administration, according to the seriousness and type of the accident.

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

Real Estate

Since 1987, we have been operating in the Peruvian real estate sector. In 2008, we incorporated Viva to concentrate the group’s activities in this sector including promoting and managing real estate projects including affordable housing and housing and commercial real estate projects.

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

Fondo Mivivienda

The acquisition of affordable housing units developed by Viva is often financed by Fondo Mivivienda S.A., a publicly owned financial institution established in 1998 by Law No. 26912, with the purpose of (i) promoting and financing the acquisition, bettering and construction of houses, especially those of social interest; (ii) carrying out activities related to the fostering of capital flows to the housing financing market; (iii) participating in the primary and secondary markets of mortgage credits; and (iv) contributing to the development of the capital markets.

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

Intellectual Property

Certain operations of Cumbra Ingeniería are protected by Peruvian Copyright Law, approved by Legislative Decree No. 822, specifically the engineering drawings registered in the INDECOPI Copyright Registry. However, the company’s business and profitability are not dependent on patents or licenses; industrial, commercial or financial contracts in connection to patents or licenses; or new manufacturing processes.

C.	Organizational Structure

The following organizational chart sets forth our principal operating subsidiaries within our three business segments.

(1)

66.6% of Cumbra Ingeniería shares have been assigned to a trust formed to the benefit of the Peruvian state to secure the company’s contingent obligation to pay compensation resulting from the investigations of the company by the Peruvian state. See “Item 3.D. Key Information—Risk Factors—Risks Related to Key Developments—Investigations regarding potential corruption or other illegal acts could have a material adverse effect on our business, financial condition and results of operations”.

(2)

In June 2018, the company assigned economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares of Norvial. The company continues to possess 67% of the voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns the remaining 33.0%.

(3)	43.3% of the share capital of Viva is held by our subsidiary Cumbra.

The following charts set forth the principal activities of each of our three business segments:

The following is a brief description of our principal operating subsidiaries:

•	Engineering and Construction:

•	Cumbra, incorporated in Peru, is one of the oldest and largest construction companies in Peru. AENZA owns 98.87% of Cumbra; the remaining 1.13% is held by former and current company executives.

•

Vial y Vives—DSD S.A. (“Vial y Vives—DSD”), incorporated in Chile, is an engineering and construction company specialized in the mining sector and in providing services to the energy, oil and gas, and cellulose sector. Cumbra, through GyM Chile SpA, owns 94.49% of Vial y Vives—DSD; Inversiones VyV S.A., a company controlled by the founders of Ingeniería y Construcción Vial y Vives S.A., (which merged to form Vial y Vives—DSD) owns 1.36%; and the remaining 4.15% is held by third parties.

•

Cumbra Ingeniería, incorporated in Peru, is primarily engaged in engineering consultancy for projects in the mining, hydrocarbons, electrical, agricultural, industrial, tourism and transportation sectors. AENZA owns 89.41% of Cumbra Ingeniería (66.6% of Cumbra Ingeniería’s shares have been assigned to a trust created in benefit of the Peruvian state to secure the company’s contingent obligation to pay compensation to the Peruvian state in respect of investigations of the company by the Peruvian state), and the remaining 10.59% is distributed among former company executives (5.27%) and successors thereof (5.32%).

•

Morelco, incorporated in Colombia, is a recognized specialist in electromechanical assemblies, civil works, and services for the oil and gas and other energy sectors. Our subsidiary Cumbra owns 70.0% of Morelco, and the remaining 30% is held by the Serna family in trust.

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

•	Survial, incorporated in Peru, is the concessionaire of the 750 km highway between Marcona and Urcos in Peru. AENZA owns 99.995% of Survial, and the remaining 0.005% is held by Concar S.A.

•

Canchaque, incorporated in Peru, is the concessionaire of the 78 km highway between the towns of Buenos Aires and Canchaque in Peru. AENZA owns 99.96% of Canchaque, and the remaining 0.04% is held by Concar S.A.

•	Concar, incorporated in Peru, is engaged in the operation and maintenance of infrastructure assets. AENZA owns 99.9983% of Concar and the remaining 0.0017% is held by Cumbra.

•	Mass Transit:

•

Línea 1, incorporated in Peru, is the concessionaire of Line One of the Lima Metro. AENZA owns 75% of Línea 1; the other 25% is held by Ferrovías Participaciones S.A., a railway infrastructure company.

•	Water Treatment:

•

La Chira, incorporated in Peru, is the concessionaire of La Chira waste water treatment plant in southern Lima, Peru. AENZA owns 50% of La Chira; the other 50% is held by Acciona Agua S.A., an affiliate of a waste water treatment and distribution company.

•	Energy:

•

UNNA Energía, incorporated in Peru, is engaged in the oil and gas business and provides hydrocarbon extraction services to Perupetro, a Peruvian state oil company; owns a gas processing plant; and, through a joint operation with a Peruvian affiliate of Oiltanking GmbH, operates five fuel terminals in Peru. AENZA owns 95% of UNNA Energía; the remaining 5% is held by a former company executive.

•	Real Estate:

•

Viva, incorporated in Peru, is focused on the development and sale of affordable housing and housing, as well as other real estate projects such as office buildings and shopping centers. AENZA directly owns 56.2% of Viva, Cumbra owns 43.3%; and the other 0.46% is owned by a company executive.

D.	Property, Plant and Equipment

Approximately 90% of our assets are located in Peru, with the remaining balance located in Chile and Colombia. At December 31, 2020, the net book value of the company was US$111.9 million (S/405.5 million). We currently lease certain machinery and equipment from vendors. The term of our leasing contracts ranges from two to five years, depending on the nature of the equipment. Leased machinery and equipment are capitalized for accounting purposes. Our principal executive offices, which we lease, are located at Av. Paseo de la República 4667, Surquillo, Lima 34, Peru and Av. Petit Thouars 4957, Miraflores, Lima 18, Perú.

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

Overview

We are the largest engineering and construction company in Peru as measured by revenues during 2020, and one of the largest publicly traded engineering and construction companies in Latin America as measured by market capitalization as of December 31, 2020, with strong complementary businesses in infrastructure and real estate services. With more than 85 years of operations, we have a long track record of successfully completing the engineering and construction of many of the country’s landmark private and public sector infrastructure projects. Beginning in the mid-1980s, we decided to leverage our engineering and construction expertise into complementary lines of business. We have also undertaken the engineering and construction of large and complex projects outside our home market throughout our history. In addition, we have expanded our activities into other key markets of the Latin American region through the acquisition of businesses with solid positions in those markets.

The Impact of the Ongoing Novel Coronavirus (COVID-19) Pandemic

The ongoing COVID-19 pandemic and government measures to contain the spread of the virus are disrupting economic activity, and consequently adversely affecting our business, results of operations and financial condition. As conditions are uncertain and changing rapidly, it is difficult to predict the full extent of the impact of the pandemic. If conditions persist, however, it is likely that the pandemic and the related government measures will continue to have a material adverse effect on the company.

Countries around the world—including Peru as well as Chile and Colombia—have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions, requiring closures of non-essential businesses, establishing restrictions on public gatherings, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions. Depending on how the spread of the virus evolves, governments may extend these measures for longer periods. As of the date of this annual report, Peru has extended certain extraordinary measures until May 31, 2021, including curfews and limitations on public gatherings and travel. Chile and Colombia have extended certain extraordinary measures until June 30, 2021 and May 31, 2021, respectively.

The COVID-19 pandemic and the related government measures have significantly increased economic uncertainty and caused a global recession. According to the International Monetary Fund, during 2020, the global economy contracted by 3.3%, with Latin America contracting 7.0% and Peru, Chile and Colombia, in particular, contracted 11.1%, 5.8% and 6.8%, respectively. Moreover, the impact of the pandemic on economic activity has been severe, and we cannot predict the extent to which the economies in the countries where we operate will ultimately be impacted.

The COVID-19 pandemic adversely affected our results of operations during the 2020 year, and continues to significantly and adversely affect our business, results of operations and financial condition. Infections have caused halts and delays in our engineering and construction projects, which have caused us to renegotiate performance targets with certain clients. These interruptions and negotiations add costs with respect to our projects, and caused us to include additional allowances for certain accounts receivable and impairments to the group’s long-term assets. We cannot assure you that we will be able to transfer any of these additional costs to our clients. Moreover, from mid-March until the end of May 2020, substantially all of our engineering and construction projects, particularly in Peru, and real estate projects, were mandatorily shut down. Although since July 2020, these projects have resumed operations with COVID-19 protocols in place, we cannot assure you that work will not be halted again or that these projects will be completed on time or at all. Our infrastructure operations, which have for the most part been declared essential businesses, have continued; however, certain of our infrastructure businesses have been adversely affected, in particular, by the sharp decline in traffic volumes and fluctuations in oil and gas prices. Additionally, the Peruvian Congress suspended the payment of tolls on roads between May and June of 2020.

Because the extent of the COVID-19 pandemic and its impact on the industries in which we operate cannot be predicted at this time, the full extent to which COVID-19 will impact our business, results of operations and financial condition is currently unknown. We believe that the severity of the impact on the company will depend, to a large extent, on how long the crisis continues. We expect that our results of operations for the 2021 year will continue to be impacted, as adverse conditions have persisted. We do not expect our financial performance to improve until current restrictions designed to confront COVID-19 are lifted and economic activity and, eventually, capital investment resume, which will depend, to a large degree, on health concerns from the pandemic subsiding and on the recovery of economic conditions. For more information, see note 37 to our audited annual consolidated financial statements included in this annual report.

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

Key Developments

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

In December 2016, Odebrecht entered into a plea agreement with U.S., Brazilian and other authorities in which they admitted to making illegal bribery payments in connection with projects in various countries, including Peru. These projects include certain consortia and companies in which we participated. As a result of the plea agreement, Peruvian authorities have initiated criminal investigations against our company and certain of our former directors and senior management.

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

See “Item 3.D. Key Information—Risk Factors —Risks Related to Key Developments.”

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

In 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims under the concession to the other project partners, Enagas and ourselves. As a result, we and Enagas may be entitled to repayment of our percentage payment under the concession contract prior to Odebrecht. In January 2018, Odebrecht commenced arbitration proceedings against us, our subsidiary Cumbra and Enagas, seeking to invalidate the contractual subordination, but Odebrecht subsequently withdrew the claim.

On December 4, 2017, GSP voluntarily commenced bankruptcy proceedings in Peru. GSP’s assets will be liquidated pursuant to Peruvian law. GSP’s only substantial asset is the claim for government payment described above, as contemplated under the concession contract in the event of termination.

Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made any payment or, to our knowledge, initiated the payment process or the auction process for a new concessionaire. As a result, after the six-month period mandated by the concession contract for the parties to discuss the matter, in October 2019, we asserted our rights against the Peruvian government by filing a request for arbitration before the International Centre for Settlement of Investment Disputes. However, in December 2019 we withdrew our request for arbitration, as required by Peruvian authorities under the preliminary settlement and cooperation agreement we entered into with Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel.

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

As of December 31, 2019, as a result of the withdrawal of our request for arbitration against the Peruvian government in December 2019, we impaired the remaining amount of our investment in GSP. Also in 2019, taking into account that a meeting of GSP creditors has yet to occur and that GSP’s bankruptcy proceedings remain in the debt recognition stage, we recognized an impairment of US$81.5 million (S/276 million) to our long-term account receivable from GSP, based on our estimate that GSP is likely to recover 50% (rather than the previous estimate of 72.25%) of the net carrying amount; we adjusted the net present value of the remaining account receivables by US$17 million (S/58 million) pursuant to IFRS rules; and we wrote-off US$54 million (S/180 million) over the deferred income tax asset associated with the company’s investment in GSP. As of December 31, 2020, after taking into account these effects, we continue to maintain S/620 million (US$171.1 million) in long-term receivables as a creditor of GSP.

In connection with the termination of the GSP gas pipeline concession, we renegotiated and subsequently repaid in full certain of our debt instruments. The principal amount of our syndicated loan as of the termination of the concession in January 2017 was US$150 million (S/504 million). As a result of the termination of the concession, the loan became due. On June 26, 2018, the loan was repaid in full. Also as a result of the termination of the GSP gas pipeline concession, our proportional guarantee of the GSP bridge loan became due. On June 27, 2017 we entered in a new US$78.7 million (S/264.8 million) term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to repay the GSP bridge loan. On June 28, 2019, the term loan was repaid in full. In addition, our proportional repayment obligations under the GSP performance guarantee from Chubb Insurance Company in the amount of US$52.5 million (S/177.4 million) became due. On December 6, 2018, we paid the final installment with respect to our obligations to Chubb Insurance Company.

The effects of the termination of the GSP gas pipeline concession recorded in our consolidated financial statements are based on our estimates, based on the terms of the concession contract and with the information that we have available to date. The actual impact on our results, however, could change materially from our estimates. Moreover, we cannot assure you that we will receive any benefit from the government payment provided for under the GSP gas pipeline concession contract on a timely basis, or at all. For more information, see note 5.1(e) to our audited annual consolidated financial statements included in this annual report.

With respect to our investment in GSP, we requested that the staff of the U.S. Securities and Exchange Commission (the “SEC”) grant relief from the financial statement filing requirements of Rule 3-09 of Regulation S-X (“Rule 3-09”) pursuant to Section 2430 of the Division of Corporation Finance Financial Reporting Manual, with respect to our investment in GSP. The SEC has not granted our company’s waiver request and, as a result, our company was required to file with the SEC separate financial statements for GSP for 2015, 2016 and 2017, with 2016 being audited. However, it has been impracticable for our company to comply with this requirement, because the audit opinion that was issued with respect to GSP’s 2016 financial statements included a disclaimer; our company’s loss of significant influence over GSP; and GSP’s limited management as the entity is in insolvency proceedings. We believe that GSP’s financial statements would not provide additional material information to investors. However, we cannot assure you that the SEC will not take actions against our company relating to our non-compliance, and, among other matters, in the event of a capital raise, our company may be temporarily unable to have a registration statement for a public offering of securities in the United States declared effective by the SEC. Separate financial statements for GSP for 2018, 2019 and 2020 are not required under Rule 3-09. For more information on GSP, see notes 5.1(e) and 15 to our audited annual consolidated financial statements included in this annual report.

Ongoing Investigations and Settlement Processes

Our company and certain of our subsidiaries, and certain of our former directors and senior management, have been charged in connection with criminal and civil investigations relating to certain of our projects in connection with our association with Odebrecht and in connection with our alleged participation in what is referred to as the “construction club.”

In 2018, the Peruvian criminal prosecutor charged our company and our engineering and construction subsidiary, Cumbra, as criminal defendants in connection with the IIRSA South project concession (tranche II), and the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) included our company and Cumbra in its criminal investigation. We appealed the court’s decision, but in October 2020, the court provided a formal indictment.

Separately, in connection with these investigations, in December 2018, the Peruvian First National Preparatory Investigation Court also resolved to include our company and Cumbra as civilly-responsible third parties in the investigations related to the IIRSA South project concession (tranche II) and Cumbra as a civilly-responsible third party in the investigations related to Tranches 1 and 2 of the Lima Metro. These proceedings are ongoing.

Peruvian prosecutors have included José Graña Miró Quesada, a shareholder and the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a shareholder, a former board member of our company and former chairman of our subsidiary Cumbra, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranche II), in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña and Hernando Graña, as well as Juan Manuel Lambarri, the former chief executive officer of our subsidiary Cumbra, have been charged in connection with Tranches 1 and 2 of the Lima Metro. José Graña indicated in public statements to the media that he and Hernando Graña had initiated a process of plea bargaining with Peruvian prosecutors in respect of multiple projects in which our company participated with Odebrecht and in respect of the alleged “construction club.” This may include providing information related to wrongdoing or knowledge of improper behavior while they were at the company. We cannot assure you what they will ultimately say to government authorities, or that their statements will not adversely affect the company’s business.

INDECOPI initiated in 2017 investigations regarding allegations that certain construction companies in Peru, including our subsidiary Cumbra, colluded as a “construction club” to receive public contracts. On February 11, 2020, INDECOPI provided notice that an administrative sanctions proceedings involving a total of 35 construction companies, including our subsidiary Cumbra, and 28 natural persons, was moving forward. On March 9, 2021, we were informed that the Technical Secretariat of INDECOPI’s Commission for the Defense of Competition issued a lengthy opinion report that recommended to the commission the imposition of administrative fines in connection with the proceedings, including S/103 million (US$27.4 million) for Cumbra. We reviewed the report together with our advisors, and on April 22, 2021, we filed a written reply with INDECOPI. Management has estimated the value of the company’s contingencies related to these administrative proceedings, and established provisions in the company’s audited consolidated financial statements in the amount of S/24.5 million (US$6.76 million) as of December 31, 2020. See note 22 to our audited annual consolidated financial statements included in this annual report. INDECOPI’s Commission for the Defense of Competition is expected to issue a decision in first instance between the second and third quarter of 2021. If a decision is reached, Cumbra may appeal before the INDECOPI’s internal tribunal, which tribunal would be the final arbiter of any administrative penalty. Although its decision may be judicially challenged, such challenge would not suspend the company’s obligation to pay any administrative fine imposed by INDECOPI or its tribunal.

Separately, in December 2018, Cumbra was formally included as a civilly-responsible third party, along with eleven other construction companies, in the criminal investigation conducted by a Peruvian public prosecutor based on facts similar to those under investigation by INDECOPI. In December 2019, the prosecutor criminally charged Cumbra and another of our subsidiaries, CONCAR, and other companies in the construction sector in Peru, as well as a former director and senior management of our company, with collusion and other alleged crimes.

In December 2019, we entered into a preliminary settlement and cooperation agreement with the Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel. The agreement related to investigations of substantially all of the past projects in which the company participated with Odebrecht (other than the Chavimochic project, which is not under investigation), as well as the company’s alleged participation in the “construction club” (excluding INDECOPI’s separate administrative proceedings). Although the Peruvian government undertook to enter into a final settlement and cooperation agreement within sixty business days, we have not reached a final agreement. Since that time, the company has made significant progress in the negotiation of a final settlement and cooperation agreement, the terms of which remain under discussion with Peruvian authorities and are confidential. Based on discussions with authorities, we currently expect that a final agreement would require the company to admit to wrongdoing by the company and certain of its former officers and directors. We also currently expect that a final agreement would require the company to pay a significant penalty over a period of years to be agreed. In addition, based on discussions with authorities, we currently expect that a final settlement and cooperation agreement would contain measures that temporarily restrict the ability of the company and certain of its subsidiaries to enter into contracts with the Peruvian government. Although we are in advanced discussions with Peruvian authorities, we cannot assure you that an agreement will be reached in a timely manner, on expected terms or at all, and any agreement would be subject to further approval by the Peruvian court.

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

Emergency Decree and Subsequent Legislation

In February 2017, the President of Peru issued an emergency decree (Decreto de Urgencia No. 003-2017), prohibiting groups that have been, or whose officers or representatives have been convicted of, or have admitted to, corruption, money-laundering or similar crimes (whether in Peru or elsewhere) from, among other things, transferring or selling any assets related to investments in Peru, including the proceeds of asset or equity sales, or sending money abroad without a governmental authorization. Section II of Law 30737, passed in March 2018 to replace the aforementioned emergency decree, includes companies that have been partners of groups that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes. Our company and our subsidiary Cumbra are two such companies. The law requires that they: suspend money transfers abroad; implement a compliance program and disclose information to competent authorities; and create a trust of assets to guarantee eventual compensation in favor of the Peruvian government. The Peruvian government is required to determine the amount of such guarantee pursuant to Law 30737. On May 9, 2018, Supreme Decree No. 096-2018-EF was passed, which provides guidelines for such determination.

Following discussions with the Peruvian government, in February 2019, we established a trust in favor of the Peruvian government in respect of any liabilities arising from Tranches 1 and 2 of the Lima Metro and the IIRSA South project concession (tranche II), to which we assigned shares of our subsidiary Cumbra Ingeniería, which is estimated to be worth approximately US$20.4 million (S/72 million). Because the value of these shares have decreased, we have included more shares in the trust in order to cover the amount of the trust. We cannot assure you that the Peruvian government will not claim the assets set forth in this trust or require that our company place additional assets in trust, nor can we assure you that these assets will fully satisfy any eventual obligations we may have to the Peruvian government, including in connection with a final settlement and cooperation agreement.

Management has estimated the value of the company’s contingencies to be approximately US$129.6 million (S/469.7 million), and taking into account the net present value, established a provision in the company’s financial statements in the amount of US$59.6 million (S/216 million). This includes amounts in respect of probable liabilities arising from investigations of substantially all of the past projects in which the company participated with Odebrecht (other than the Chavimochic project, which is not under investigation), as well as the company’s alleged participation in the “construction club” (excluding INDECOPI’s separate administrative proceedings). The company based its estimate on the formulas included in Law 30737 and on the negotiations with Peruvian authorities which, as of the date of this annual report, are ongoing. However, we cannot provide assurance that our liability will not exceed the amount estimated by management and provisioned for in the financial statements of the company. Furthermore, if the company is investigated for further charges in connection with wrongdoing in respect of other projects, this contingent amount could increase significantly. For more information, see note 1 to our audited annual consolidated financial statements included in this annual report.

Asset Sales

In order to strengthen our liquidity and financial flexibility, particularly in the event of potential delays in receiving the government payment contemplated under the GSP gas pipeline concession contract, and make payments on our debt related to the GSP project, we sold the following assets:

•

Sale of Cuartel San Martín: On February 3, 2017, our subsidiary Viva sold all of its interests in the Cuartel San Martín real estate project, which represented a 50% stake in the project, to its partner Urbi Propiedades S.A. for US$50 million (S/163 million);

•

Sale of Promoción Inmobiliaria del Sur: On February 24, 2017, our subsidiary Viva sold all of its interests in PRINSUR, which owns undeveloped land located in Lurín, representing 22.5% of the share capital, to its partner Inversiones Centenario S.A.A. for US$25 million (S/81 million);

•

Sale of Shares in Red Eagle Mining Corporation: In February and March 2017, our subsidiary Stracon sold shares of Red Eagle Mining Corporation, representing 9.97% of the share capital, in a stock exchange transaction for US$13.3 million (S/43.0 million);

•

Sale of our Interest in COGA: On April 24, 2017, we sold our 51% interest in Compañía Operadora de Gas del Amazonas (“COGA”) to our partners Enagas and Carmen Corporation for a price of US$21.5 million (S/69.8 million). COGA is in charge of the operation and maintenance of TGP, the trans-Andean gas pipeline from Camisea to the Pacific coast in Peru;

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

•	Sale of Stracon: On April 11, 2018, we sold our 88% interest in Stracon for a price of US$77 million (S/249 million).

In addition, we are in the process of marketing for sale our subsidiary Adexus, which entered into Chilean bankruptcy proceedings on November 19, 2019, although we currently account for Adexus as a continuing operation. We are also evaluating the sale of certain additional assets, including part of our land bank, which we do not consider to be strategic to our business, to meet our liquidity needs as a result of the impact of the COVID-19 pandemic and government measures to contain the spread of the virus.

New CEO and New Board of Directors

On February 27, 2017, our former chairman of the board, our former CEO and board member, and our board member and the former chairman of the board of our subsidiary Cumbra resigned from their positions. Effective March 2, 2017, we appointed a new CEO. On March 31, 2017, our shareholders at the annual shareholders’ meeting appointed a new board of directors, replacing seven of our nine existing directors. The new baord of directors that took office was focused on accountability, transparency and cooperation with authorities. On December 9, 2020, an extraordinary shareholders’ meeting of the company elected a new board of directors for the 2020-2023 term, consisting of nine directors. For more information, see “Item 6. Directors, Senior Management and Employees.”

Internal Investigation

We conducted an internal investigation led by U.S. counsel with the assistance of forensic accountants with respect to our participation in consortia with Odebrecht. The Risk and Compliance Committee of our board of directors was charged with overseeing the internal investigation. This internal investigation, which concluded on November 1, 2017, identified no evidence to conclude that any company personnel engaged in bribery in connection with any of our company’s public projects in Peru with Odebrecht or its subsidiaries, or that any company personnel was aware of, or knowingly participated in, any corrupt payments made in relation to such projects.

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

In December 2019, we entered into a preliminary settlement and cooperation agreement with the Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel. The agreement related to investigations of substantially all of the past projects in which the company participated with Odebrecht (other than the Chavimochic project, which is not under investigation), as well as the company’s alleged participation in the “construction club” (excluding INDECOPI’s separate administrative proceedings). Although the Peruvian government undertook to enter into a final settlement and cooperation agreement within sixty business days, we have not reached a final agreement. Since that time, the company has made significant progress in the negotiation of a final settlement and cooperation agreement, the terms of which remain under discussion with Peruvian authorities and are confidential. Based on discussions with authorities, we currently expect that a final agreement, if executed, would require the company to admit to wrongdoing by the company and certain of its former officers and directors.

Any admission or other evidence of wrongdoing or knowledge of improper behavior by José Graña or Hernando Graña or other of our former officers or directors in respect of our participation in consortia with Odebrecht would be inconsistent with information gathered during the internal investigation and would have a material impact on the findings of the internal investigation.

Strengthening of Anti-Corruption Program

In 2017, the company’s new board of directors created the Risk & Compliance Committee, the Corporate Risk and Compliance Function and hired an internationally experienced Chief Risk and Compliance Officer reporting directly to the board of directors. The new board of directors also provided this new corporate function with additional resources, such that the Corporate Risk and Compliance Function currently includes nine officers.

The Risk & Compliance Committee approved a plan and resources to continue strengthening our anticorruption compliance program, an integral part of our larger Corporate Risk and Compliance Program. The plan launched focused on cultural changes and four strategic elements to re-shape the way we do business: (i) corporate governance, (ii) ethics and compliance, (iii) risk management, and (iv) regulatory compliance and monitoring.

In parallel, the new board of directors launched an integrity manifesto and conducted an internal investigation, led by U.S. counsel with the assistance of forensic accountants, with respect to our participation in consortia with Odebrecht. The board of directors also engaged international advisors and consulting firms that provided specialized anticorruption training to the board of directors, senior management and middle management. These actions served as the foundation for a cultural change; the strengthening of governance; the enhancement of the tone at the top; and the transformation and enhancement of anti-corruption practices across the group.

In 2018, we re-launched key aspects of the Corporate Risk and Compliance Program focused on ethics and anticorruption compliance. The first accomplishment was the approval, implementation and training of the company’s new Code of Business Conduct, which was rewritten by senior management. Another key achievement was the whistleblower mechanism, which we re-vamped and re-launched. Together with the business operations functions, we also reviewed and modernized our policy on third party due diligence (focused on anticorruption, crime prevention and international sanctions), which included building a robust process using international best practices and modern web-based tools for name search and case management.

Risk was the program’s focus in 2019, while we continued to implement other aspects of the program. The board of directors formalized the company’s risk management methodology and risk appetite and approved the risk manual. Business operations redesigned key business processes and developed risk matrices, guided by the professional opinion of business line experts, as additional foundation for a modern risk management function. This included the use of an enhanced method to measure and mitigate corruption risk. In 2019, the company also introduced revised policies on donations, gifts and entertainment, on dealing with conflicts of interests, and on managing relationships with government officials.

In 2020, we applied the Corporate Risk and Compliance Program to identify, prioritize and mitigate certain impacts of the COVID-19 pandemic, including corruption and regulatory-related risks. We also developed a risk analysis on free competition and we issued our antitrust policy, a key enhancement to our Regulatory Compliance Program.

An independent consulting firm performed in 2020 a specialized review of our Anticorruption Compliance Program. Their review identified no material weaknesses and concluded that our program was suited for the nature of our businesses, needs, risks and characteristics. In this year, three of our subsidiaries achieved ISO 37001 Certification (Cumbra, Ecotec and Morelco).

In 2021, we expect to focus further on our Regulatory Compliance Program, enhance the risk assessment and monitoring models behind our Third Party Due Diligence Program, further develop incentives for ethical behavior, and innovate our training means and content related to ethical conduct and values aligned with our business code of conduct.

Securities Class Action

A class action civil lawsuit was filed in 2017 against our company and certain of our former directors and former and current executive officers in the United States. In February 2020, we executed a term sheet with the plaintiffs that provides the general terms and conditions for a final settlement agreement. On July 2, 2020, we executed a Stipulation and Agreement of Settlement formalizing the terms of the settlement. The settlement received preliminary approval from the court on August 18, 2020, but remains subject to final approval of the court. The settlement terms stipulate that the civil lawsuit will be fully and finally dismissed in exchange for a total settlement amount of US$20 million, of which the company is responsible for US$15 million, and the company recorded provisions of US$15 million as of December 31, 2020. The remaining US$5 million was paid by the company’s D&O insurers. The company made an initial payment of US$350,000 into the settlement fund escrow account in September 2020. The settlement terms stipulate that the remaining $14,650,000, plus interest of 5% per annum running from September 17, 2020, must be paid by the company by June 30, 2021. We have initiated discussions with the plaintiffs regarding a deferral of this payment, but we cannot assure you that an agreement will be reached. No members of the plaintiff class filed objections to the settlement prior to the November 24, 2020 deadline for such objections to be filed. On December 21, 2020, a magistrate judge held a hearing on the motion for final approval of the settlement, which final approval motion remains pending. If the court does not order final approval of the settlement, or the company fails to comply with the terms of the settlement agreement, we would expect the lawsuit to resume.

Presentation of Certain Financial Information

On December 4, 2018, we sold our interests in each of CAM and CAM Servicios and on April 11, 2018, we sold our interest in Stracon. As a result, we present CAM, CAM Servicios and Stracon as discontinued operations in our audited annual consolidated financial statements for the years ended December 31, 2018, 2019 and 2020.

In addition, we previously accounted for Adexus, our technical services subsidiary, as an investment held for sale. However, as of September 30, 2020, following restructuring proceedings in Chile, we reclassified Adexus as a continuing operation. Our segment data presents Adexus as a parent company operation not part of any of our three business segments. As a result, the historical segment financial information included in this annual report has been adjusted accordingly. See notes 7 and 28 to our audited annual consolidated financial statements included in this annual report.

Internal Control over Financial Reporting

In 2020, we identified a material weakness regarding our internal control over financial reporting. For more information, see “Item 3. Key Information—D. Risk Factors—We have identified material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal control or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs” and “Item 15. Controls and Procedures.”

Factors Affecting Our Results of Operations

General

Peruvian, Chilean and Colombian Economic Conditions

86.1%, 84.6% and 79.9% of our revenues in 2018, 2019 and 2020 were derived from activities in Peru. Accordingly, our results of operations are substantially affected by economic conditions in the country and our growth is driven in significant part by growth in the Peruvian economy. In addition, 5.8%, 9.5% and 15.5% of our revenues in 2018, 2019 and 2020 were derived from activities in Chile and 8.1%, 5.9% and 4.6% of our revenues in 2018, 2019 and 2020 were derived from activities in Colombia.

Peruvian real GDP increased 4.0% in 2018 and 2.2% in 2019, and decreased 11.1% in 2020. As a result of the COVID-19 pandemic, private consumption fell at an average annual rate of 0.63% in real terms from 2018 to 2020. In 2018 and 2019, private investment increased 2.1% and 0.9%, respectively, and in 2020, private investment decreased 8.7%, each in real terms. Inflation in Peru, as measured by the change in the consumer price index, was 2.5% in 2018, 1.9% in 2019 and 2.2% in 2020. The sol depreciated versus the U.S. dollar by 4.0% in 2018, 1.8% in 2019 and 9.0% in 2020. Peru’s sovereign debt has been rated investment grade by S&P, Fitch and Moody’s. At the end of 2020, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB+ by S&P (August 2013) and Fitch (December 2020) and A3 by Moody’s (June 2019).

The Chilean economy grew 4.0% during 2018 and 1.1% during 2019, and contracted 5.8% during 2020. Total fixed investment decreased at an annual average rate of 10.6% in real terms during the three years from 2018 to 2020. Inflation in Chile, as measured by the change in the consumer price index, was 2.6% in 2018, 3.0% in 2019 and 3.0% in 2020. The Chilean peso depreciated versus the U.S. dollar by 12.8% in 2018 and 5.5% in 2019 and appreciated 2.9% in 2020. Chilean sovereign debt has the highest rating in the South America region, rated A by S&P (March 2021), A1 by Moody’s (August 2020) and A- by Fitch (October 2020).

Colombian real GDP grew 2.5% during 2018 and 3.3% during 2019, and contracted 6.8% during 2020. Inflation in Colombia was 3.1% in 2018, 3.8% in 2019 and 1.6% in 2020. The Colombian peso depreciated against the U.S. dollar by 7.5% in 2018, 0.8% in 2019 and 4.7% in 2020. Colombia’s sovereign debt was rated BBB- by Fitch (November 2020), BBB- from S&P (March 2020), and Baa2 from Moody’s (December 2020).

From 2018 to 2020 our revenues declined at a compound annual growth rate (CAGR) of 5.1%, excluding acquisitions and asset sales. Our organic revenues decreased 18.9% in 2020 from 2019, principally as a result of (i) in our E&C Segment, lower production volume in ongoing projects as a result of restrictions established in response to the COVID-19 pandemic, mainly in Peru, which was partially offset by an increase in sales of Vial and Vives—DSD, (ii) in our Infrastructure segment, lower revenues of UNNA Energía related to a lower price of oil and fewer wells drilled, as well as a substantial decrease in traffic at Norvial and lower revenues at Concar due to less maintenance work performed.

Fluctuations in Exchanges Rates

We estimate that in 2020, 31.4%, 51.4% and 17.2% of our revenues were denominated in soles, U.S. dollars and other currencies respectively, while 49.2%, 31.5% and 19.3% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2020, 61%, 30% and 9% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. Accordingly, fluctuations in the value of these currencies can materially affect our results of operations. When the sol appreciates against the

U.S. dollar, our operating margins tend to decrease; when the sol depreciates against the U.S. dollar, our operating margins tend to increase (if everything else were held equal). Conversely, the appreciation of the sol against the U.S. dollar tends to decrease our indebtedness and financial expenses as expressed in soles; and the depreciation of the sol against the U.S. dollar tends to increase our indebtedness and financial expenses as expressed in soles. We enter into derivatives, from time to time, to hedge part of our financial exposure to currency fluctuations. The value of the sol to the U.S. dollar depreciated in 2018, 2019 and 2020, which impacted our results of operations.

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

Cost of Labor, Third-Party Services and Inputs

The largest components of our costs are: labor, which represented 33.7% of our cost of sales and 56.9% of our administrative expenses in 2020; services provided by third parties, which represented 33.0% of our cost of sales and 25.5% of our administrative expenses in 2020; and inputs (including raw materials), which represented 20.3% of our cost of sales in 2020. For a breakdown of our cost of sales and administrative expenses, see note 26 to our audited annual consolidated financial statements included in this annual report.

Our cost of labor is influenced by, among other factors, the number of our employees, as well as inflation, competition we face for personnel in each of our business segments and the availability of qualified candidates. From 2018 to 2019 our personnel charges increased by 15.8%, and from 2019 to 2020 our personnel charges decreased by 7.3%. Services provided by third parties include: subcontracting in our E&C segment, such as carpentry work; advisory and consultancy work, including external audit and legal services; and renting of equipment. From 2018 to 2019 costs related to services provided by third parties increased by 29.8%, and from 2019 to 2020 our costs related to services provided by third parties decreased by 34.8%. The principal inputs we use are fuel, cement and steel, which in the aggregate represented 34% of our total input costs in 2020. Our costs for these inputs are affected by, among other factors, the growth or decline of our operations, market prices, including global prices in the case of fuel, and transportation costs. We do not have long-term contracts for the supply of our key inputs. 2018 to 2019, our input costs increased by 13.3%, and from 2019 to 2020, our input costs decreased by 35.4%. Our cost of labor, third party services and inputs decreased in 2020 primarily due to lower activity levels in our E&C and Real Estate segments and due to the reduction of non-essential expenses and personnel costs.

Acquisitions and Dispositions

In September 2015, we acquired a 20% participation in the shareholder’s equity of Gasoducto Sur Peruano, the concessionaire of the southern gas pipeline project for a total of US$215 million (S/722 million). In addition, our subsidiary Cumbra participated with a 29% stake in the construction consortium for this project (Consorcio Ductos del Sur), which represented approximately US$1.0 billion of our backlog as of December 31, 2015. The GSP gas pipeline concession was terminated on January 24, 2017, and as a result, we recognized impairments with respect to our investment in GSP and account receivables owed to us from GSP in 2016 and 2019. For more information, see “—Key Developments— Termination of the Gasoducto Sur Peruano Concession.”

In order to make payments on our debt related to the GSP project and strengthen our liquidity and financial flexibility, we sold several assets between 2017 and 2018. For a detailed description of the sale of these assets, see “—Key Developments— Asset Sales.”

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

Seasonality

Our business, on a consolidated basis, has not historically experienced seasonality. In our Infrastructure segment, we have experienced moderate seasonality at (i) Norvial, due to heightened vehicular traffic activity during the summer season in the first quarter of the year, and (ii) UNNA Energía’s gas processing plant, which typically closes for maintenance during the rainy season in the first quarter of the year, as demand for gas is lower during this time.

Engineering and Construction

The main driver of our E&C results is economic growth in Peru, particularly private and public investment in mining, power, oil and gas, transportation, real estate and other infrastructure sectors. See —Peruvian and Chilean Economic Conditions.

Appropriate pricing and budgeting are also key to our project results, which can be affected by factors such as competition, direct negotiations with clients (as opposed to competitive bidding processes), the accuracy of our estimations of project costs and any unexpected cost overruns.

Our most common E&C contracts are cost-plus fee, unit price, lump-sum and EPC contracts. For a description of our E&C contracts, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts.” The nature of our contractual arrangements can affect our margins depending on where the cost burden is placed, whether with the client or with us, and certain contractual arrangements tend to have lower gross margins. For 2018, our E&C segment trended towards more contractual arrangements based on cost-plus fee EPC contracts while for 2019, our E&C segment trended towards more contractual arrangements based on unit prices. For 2020, our focus was based on unit prices. The type of contractual arrangement the E&C segment enters varies significantly from period to period.

During 2018, activity levels decreased as a result of divestment plan executed by the company. In April 2018, our subsidiary, GyM sold its 87.59% stake in Stracon GyM, our subsidiary focused on the mining services industry in Peru. The company also experienced lower activity levels in businesses units engaged in electromechanical and civil works.

During 2019, activity levels increased as a result of the execution of construction contracts for mining and oil and gas sectors, primarily in Peru accompanied by incremental activity levels in building and infrastructure units.

During 2020, activity levels in our E&C segment decreased as a result of the COVID-19 pandemic and government measures adopted in response to the virus in Peru, Chile and Colombia including, among other things, social distancing and sanitary protocols.

Infrastructure

Traffic and Fees for Toll Roads

The majority of our toll roads revenues derive from the Norvial concession. Unlike our other toll road concessions, our revenues from the Norvial concession depend on traffic volume. Traffic volume on the Norvial road increased 1.75% from 2018 to 2019 and decreased 12.3% from 2019 to 2020 as a result of the COVID-19 pandemic (based on vehicle equivalents, as defined in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial”). For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that takes into account the sol/U.S. dollar exchange rate and Peruvian and United States inflation. Under our Survial and Canchaque road concessions, our revenues consist of annual fees paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the roads, which can vary depending on the amount of road maintenance required due to road wear and tear.

Under the Norvial concession, we are required to expand certain stretches of the highway by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage was completed in December 2019. Norvial’s capital investment for the second stage was approximately US$96 million (S/347.9 million). In June 2018, we signed an investment agreement with BCI Perú to monetize future dividends of Norvial. The amount of the transaction was US$42.3 million, the proceeds of which were applied to the reduction of indebtedness related to GSP.

Mass Transit

We generate revenue from our Lima Metro concession based on kilometers travelled per train, with the fee per kilometer, the number of trains required to be in operation and the number of kilometers that we are required to travel established by the terms of the concession. Our revenues do not depend on passenger traffic volume. Our results in this concession between 2018 and 2020 were influenced by the timely acquisition, set up, reliability and proper operation of our trains. We currently have all 44 trains in operation (including three backup trains).

Energy

A part of the revenues in our Infrastructure segment depends on global prices for oil. Under our hydrocarbon extraction service contracts, we are entitled to a variable fee, which is based on the level of production of each field and a basket of international crude oil prices. Under our contracts, we acquire the extracted hydrocarbons and pay royalties, which are also based on a basket of international crude prices and the level of production. Historically, oil prices have been volatile and are likely to be volatile again in the future. During 2018, 2019 and 2020, average Brent crude prices were approximately US$69.69, US$64.26 and US$41.76 per barrel, and the average fee we received in these years was US$64.72, US$63.11 and US$41.29 per barrel of extracted oil, respectively. During the first quarter of 2021, the Brent crude price was approximately US$58.53 per barrel and our fee was approximately US$57.20 per barrel of extracted oil. Because our activities are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, approximately 100 years in the case of Block III, approximately 95 years in the case of Block IV and for over 50 in the case of years Block V, our oil production depends primarily on the level of our drilling and production activities.

Our Pariñas gas processing plant has a long-term delivery and gas processing and fractionation contract with Empresa Eléctrica de Piura S.A. (ENEL), a thermal power generation subsidiary of the Endesa group. Under this contract, ENEL delivers natural gas that it purchases from onshore and offshore gas producers in the Talara area. We are responsible for all operating costs of the gas processing plant but are entitled to keep revenues from the sale of all resulting natural gas liquids to third parties after delivery of all dry gas and payment of a variable royalty to ENEL. Approximately 75% of the total volume of natural gas processed by our Pariñas gas processing plant depend upon gas volumes demanded by ENEL for its gas-fired turbines, which can vary significantly. 15% of the volume of natural gas is extracted from our Block I. Prices for natural gas liquids can also fluctuate significantly and are affected by market prices for crude oil. We processed 30.12 MMcf per day during 2018, 30.52 MMcf per day during 2019 and 28.40 MMcf per day during 2020. These volumes vary per month and depend upon the power dispatch curve of ENEL among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by ENEL are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher.

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

Real Estate

The results of operations of our Real Estate segment are driven by the number of units we develop and deliver in a reporting period, our mix of unit sales (affordable housing versus housing), unit prices, land purchase prices and our costs of construction. These results are also affected by a number of factors that may impact the Peruvian real estate sector as a whole, including: the availability of government subsidies for affordable housing; prices of suitable land in particular areas; regulation of real estate development imposed by national, regional and local laws and regulators, and the time required to obtain applicable construction permits and licenses; the unemployment rate and wage levels; prevailing interest rates and availability of financing; the supply in the market; the level of customer interest in our new projects; and our costs, such as the price of labor, materials, insurance, taxes and other public charges. We delivered 1,276 units, 1,452 units and 1,125 units in 2018, 2019 and 2020, respectively.

The results of operations of our Real Estate segment are also significantly affected by our sales of land parcels. Due to the appreciation of land prices in Peru, and because we record our land holdings at book value (i.e., without marking to market), our recent land sales have resulted in high margins. See “—Key Developments— Asset Sales.”

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

New Accounting Pronouncements, Amendments and Interpretations

For information on new accounting pronouncements, amendments and interpretations, see note 3 to our audited annual consolidated financial statements included in this annual report.

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

	For the year ended December 31,
	2018	2019	2020	2020
	(in millions of S/)			(in millions of US$)(1)
Net profit (loss)	57.4	(838.6)	(190.3)	(52.5)
Financial expense	643.9	646.1	583.8	161.1
Financial income	(434.6)	(467.3)	(466.3)	(128.7)
Income tax	111.0	303.4	58.4	16.1
Depreciation and amortization	206.5	219.8	197.1	54.4

EBITDA	584.2	(136.7)	182.7	50.4

(1)	Calculated based on an exchange rate of S/3.624 to US$1.00 as of December 31, 2020.

The following table shows a reconciliation of the EBITDA for our three segments, Parent company operations and intercompany eliminations:

	For the year ended December 31,
	2018	2019	2020	2020
	(in millions of S/)			(in millions of US$)(1)
Engineering and construction	19.2	2.9	9.7	2.7
Infrastructure	411.5	372.7	262.8	72.5
Real estate	241.0	76.2	32.6	9.0
Parent company operations	(0.1)	(1,073.2)	(219.0)	(60.4)
Intercompany eliminations	(86.6)	484.7	96.7	26.7

EBITDA	584.2	(136.7)	182.7	50.4

(1)	Calculated based on an exchange rate of S/3.624 to US$1.00 as of December 31, 2020.

The following tables set forth the reconciliation of our net profit to EBITDA for each of our business segments and certain of our lines of business or subsidiaries within these segments. The effects of the termination of the GSP gas pipeline concession on our results of operations and financial condition are reflected in Corporate (the Parent Company Operations) and, with respect to the related construction consortium (CCDS), in our E&C segment. For more information, see note 7 to our audited annual consolidated financial statements included in this annual report.

1.	Engineering and Construction

	For the year ended December 31,
	2018	2019	2020	2020
	(in millions of S/)			(in millions of US$)(1)
Net profit (loss)	(85.4)	(140.7)	(79.6)	(22.0)
Financial expense	284.7	252.2	250.3	69.1
Financial income	(217.0)	(183.7)	(204.9)	(56.5)
Income tax	(14.4)	35.5	3.6	1.0
Depreciation and amortization	51.3	39.6	40.2	11.1

EBITDA	19.2	2.9	9.7	2.7

2.	Infrastructure

2.1	Full Segment

	For the year ended December 31,
	2018	2019	2020	2020
	(in millions of S/)			(in millions of US$)
Net profit	184.0	112.1	23.0	6.3
Financial expense	143.1	127.0	101.5	28.0
Financial income	(123.1)	(113.8)	(51.0)	(14.1)
Income tax	80.5	80.2	47.9	13.2
Depreciation and amortization	126.8	150.0	133.3	36.8

EBITDA	411.5	355.5	208.7	57.6

2.2	All Toll Roads

	For the year ended December 31,
	2018	2019	2020	2020
	(in millions of S/)			(in millions of US$)
Net profit	29.2	(0.8)	(0.6)	(0.2)
Financial expense	28.6	34.8	32.0	8.8
Financial income	(7.2)	(10.3)	(4.1)	(1.1)
Income tax	8.8	6.9	0.4	0.1
Depreciation and amortization	42.9	46.6	51.1	14.1

EBITDA	102.3	77.4	78.0	21.5

2.3	Mass Transit

	For the year ended December 31,
	2018	2019	2020	2020
	(in millions of S/)			(in millions of US$)
Net profit	87.1	81.4	60.8	16.8
Financial expense	72.5	43.6	13.8	3.8
Financial income	(87.0)	(65.9)	(6.1)	(1.7)
Income tax	38.0	39.6	26.7	7.4
Depreciation and amortization	0.2	0.3	0.3	0.1

EBITDA	110.8	99.2	95.6	26.4

2.4	Energy

	For the year ended December 31,
	2018	2019	2020	2020
	(in millions of S/)			(in millions of US$)
Net profit	65.0	52.8	12.6	3.5
Financial expense	37.9	46.1	49.7	13.7
Financial income	(26.9)	(34.9)	(34.4)	(9.5)
Income tax	26.3	22.9	7.5	2.1
Depreciation and amortization	76.6	93.8	74.1	20.4

EBITDA	178.9	180.8	109.4	30.2

3.	Real Estate

	For the year ended December 31,
	2018	2019	2020	2020
	(in millions of S/)			(in millions of US$)(1)
Net profit	157.8	23.74	15.0	4.1
Financial expense	25.2	58.8	26.6	7.3
Financial income	(16.9)	(20.3)	(18.5)	(5.1)
Income tax	69.2	7.0	2.9	0.8
Depreciation and amortization	5.7	7.0	6.7	1.8

EBITDA	241.0	76.2	32.6	9.0

(1)	Calculated based on an exchange rate of S/3.624 to US$1.00 as of December 31, 2020.
(2)	Our E&C segment EBITDA includes S/16.5 million, S/(2.5) million and S/1.1 million in 2018, 2019 and 2020, respectively, which represents Cumbra’s 43.3% equity interest in Viva’s net profit.

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

Intersegment Transactions

From time to time, certain of our segments provide services between each other. In 2020, 0.2% of revenues in our E&C segment came from the construction and services for AENZA’s Infrastructure companies (Concar, Norvial, Survival, Consorcio Terminales and Canchaque). Also, less than 1% of revenues in our E&C segment came from additional construction services for AENZA’s real estate company, Viva, and its subsidiaries. Accordingly, in such circumstances, the segment providing services recognizes revenues, and the segment receiving such services recognizes costs of sales, relating to the services provided. These intersegment revenues and cost of sales are eliminated in the consolidation of our financial results. Nevertheless, our Infrastructure segment may recognize gross profits or losses based on the difference between the fees the segment charges in accordance with concession terms and costs it incurs relating to services provided by our other segments. For more information on our segments, see note 7 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

Revenues in our E&C segment are obtained from engineering and construction services provided to clients and are we recognized under the percentage-of-completion method of accounting. For further information, see note 2.27 on our audited annual consolidated financial statements included in this annual report. We receive unrestricted client advances in a substantial majority of E&C projects, on average equal to approximately 11% of the contract price in 2020, which we record as an account payable. We typically invoice our clients on a periodic basis as each project progresses, deducting from the related advances on a proportional basis. For further information, see note 21 to our audited annual consolidated financial statements included in this annual report. Cost of sales includes labor, subcontractor expenses, materials, equipment, and project-specific general expenses.

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

For further information, see notes 2.27, 2.28 and 17 to our audited annual consolidated financial statements included in this annual report.

(2) Mass Transit: We obtain revenues from our Lima Metro concession based on a tariff per kilometer travelled by our trains in operation in accordance with a schedule established in our concession agreement, which we recognize in the period in which the services are performed. Under the concession, the tariff is comprised of three components: (i) fees related to our operation and maintenance services; (ii) fees related to the Peruvian government’s repayment of the amounts we invest to purchase trains, ongoing capital expenditures and other infrastructure for the Peruvian government; and (iii) fees related to interest we charge to the Peruvian government in connection with the amounts we invest to purchase such trains, ongoing capital expenditures and other infrastructure. In 2020, the fees related to items (i), (ii) and (iii) were S/354.4 million. We only recognize in our income statement the portion of the tariff that relates to items (i) and (iii). We record the amounts paid by us that relate to item (ii) as long-term accounts receivables from the Peruvian government. Accordingly, tariff payments received relating to item (ii) reduce our accounts receivables but do not impact our income statement, and we do not amortize our investments in our income statement as our investment in the concession is recorded as an account receivable with the government rather than a depreciable investment.

We entered into the fourth addendum to the Lima Metro concession contract on July 11, 2016, in order to expand transportation capacity. In accordance with the fourth addendum, the expansion project will involve: (i) the purchase of 20 new trains; (ii) the purchase of 39 new cars; and (iii) the improvement and expansion of the existing infrastructure. As compensation for the investments of the expansion project, we will be entitled to receive the following: (i) an advance payment of 30% of each investment component; and (ii) the balance of 70% of each investment component, compensated through the annual payment for additional investments (pago anual por inversiones complementarias). We register the estimated compensation related to the direct cost in the income statement, plus a margin in the same period. In 2020, there was no income related to the investment components.

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

Real Estate

We obtain revenues in our Real Estate segment from sales of affordable housing and housing units, commercial buildings and land parcels, which we recognize at the time of delivery of the unit or building and, in the case of land parcels, at the time of the sale. We typically pre-sell our affordable housing and housing units prior to and during construction, and use the related proceeds we receive to finance the construction of the units. These pre-sale funds are restricted and released from escrow to us periodically as construction progresses. Our Real Estate cost of sales includes the cost to purchase land, costs of architectural design and construction (which usually includes payments to third parties, primarily our E&C segment), licensing and permit costs, personnel costs, and fees to third parties related to sanitation or electrical engineering. In 2020, our cost of land that is allocated to units delivered during these periods amounted to S/17.8 million. We recognize land purchases as inventory, and, accordingly, do not mark-to-market the value of our land for changes in fair value. For further information, see note 14 to our audited annual consolidated financial statements included in this annual report.

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

Comparison of Results of Operations of 2019 and 2020

The following table sets forth the components of our consolidated income statement for 2019 and 2020.

	Year ended December 31,
	2019	2020	Variation
	(in millions of S/)
Revenues	4,337.9	3,314.0	(23.6)%
Cost of sales	(3,887.4)	(2,993.4)	(23.0)%

Gross profit	450.5	320.6	(28.8)%
Administrative expenses	(248.7)	(152.9)	(38.5)
Other income (expenses)	(337.6)	(182.8)	(45.9)%
Other (losses) gains, net	(1.9)	—	—

Operating profit (loss)	(137.7)	(15.1)	89.0%
Financial (expense) income, net	(178.8)	(117.5)	(34.3)%
Share of profit and loss in associates	(218.8)	0.1	(100.4)%

Profit (loss) before income tax	(535.3)	(131.9)	(75.4)%
Income tax	(303.4)	(58.4)	(80.8)%

Net profit (loss) from continuing operations	(838.7)	(190.3)	(77.3)%
Net profit (loss)	(838.7)	(190.3)	(77.3)%
Net profit (loss) attributable to controlling interest	(884.7)	(217.9)	(75.4)%
Net profit attributable to non-controlling interest	46.1	27.5	(40.3)%

Revenues

Our total revenues decreased by 23.6%, or S/1,023.9 million, from S/4,337.9 million for 2019 to S/3,314.0 million for 2020. Revenues decreased principally due to, in our E&C segment, a decrease in the volume of projects under execution, in our Infrastructure segment, to a decrease in oil prices, and in our Real Estate segment, to fewer units delivered during the 2020 year, each as a result of the COVID-19 pandemic.

The following table sets forth a breakdown of our revenues by segment for 2019 and 2020.

	Year ended December 31,
	2019		2020		Variation
	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Engineering and Construction	2,797.3	64.5%	2,092.6	63.1%	(25.2)%
Infrastructure	1,587.3	36.6%	1,185.2	35.8%	(25.3)%
Real Estate	264.4	6.1%	182.4	5.5%	(31.0)%
Corporate	342.6	7.9%	240.8	7.3%	(29.7)%
Eliminations	(653.8)	(15.1)%	(387.0)	(11.7)%	(40.8)%

Total	4,337.9	100%	3,314.0	100%	(23.6)%

Cost of Sales

Our total cost of sales decreased by 23.0%, or S/894.0 million, from S/3,887.4 million for 2019 to S/2,993.4 for 2020. This decrease is mainly due to a reduction in revenues.

Gross Profit

Our gross profit decreased by 28.8%, or S/129.9 million, from S/450.5 million for 2019 to S/320.6 for 2020. Our gross margin (i.e., gross profit as a percentage of revenues) for 2020 was 9.7%, compared to 10.4% for 2019.

The following table sets forth a breakdown of our gross profit by segment for 2019 and 2020.

	Year ended December 31,
	2019		2020		Variation
	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Engineering and Construction	98.4	21.8%	116.0	36.2%	17.9%
Infrastructure	324.4	72.0%	202.4	63.1%	(37.6)%
Real Estate	70.8	15.7%	40.3	12.6%	(43.1)%
Corporate	(6.6)	1.5%	8.2	2.6%	(24.2)%
Eliminations	(49.6)	(11.0)%	(46.3)	(14.4)%	(6.8)%

Total	450.5	100%	320.6	100.0%	(28.8)%

Administrative Expenses

Our administrative expenses decreased by 38.5%, or S/96.3 million, from S/248.7 million for 2019 to S/152.9 for 2020. This decrease is mainly due to a reduction in legal services provided by third parties and a reduction of personnel expenses. As a percentage of revenues, our administrative expenses decreased to 4.6% in 2020, from 5.7% in 2019.

Other Income (Expenses)

Our other income (expenses) decreased by 45.9%, or S/154.8 million, from S/337.6 million in expenses for 2019 to S/182.8 in 2020.

In 2019, our other income (expenses) included: (i) impairments with respect to our investment in GSP in the amount of S/501.7 million (US$151.3 million) with respect to our investment in GSP and our accounts receivable from GSP as a result of the termination of the GSP gas pipeline concession; (ii) an impairment of S/33.1 million (US$10.0 million) with respect to goodwill we recognized in connection with our acquisition of Morelco; (iii) a re-valuation of the Vial & Vives-DSD brand by S/10.7 million due to the increased backlog of Vial & Vives-DSD during 2019; (iv) impairments of certain minor investments of S/35.2 million (US$10.6 million), (v) a reversal of S/19.4 million (US$5.8 million) of the impairment of the investment in the Ancon project that was registered at the end of 2018; (vi) a provision of an additional S/77.4 million (US$23.3 million) for civil compensation in favor of the Peruvian state pursuant to Law 30737 in connection with ongoing corruption investigations in respect of the company; (vii) provisions of S/49.8 million (US$15 million) made in respect of the class action civil lawsuit against the company; and (viii) other minor adjustments of S/57.9 million (US$14.5 million).

In 2020, our income (expenses) included: (i) the impairment of accounts receivable generated by our subsidiary Concesionaria Vía Expresa Sur S.A. by S/55.9 million (see note 11 to our audited annual consolidated financial statements included in this annual report); (ii) the impairment of S/12.5 million in accounts receivable as a result of negotiations with the buyer of CAM Chile regarding certain items included the escrow account established at the time of the sale in 2018; (iii) the impairment of commercial accounts receivable generated by our subsidiary Concar for S/33.7 million to the regional government of Cusco, Peru and (iv) an impairment of intangibles of S/10.1 million by our subsidiary Adexus.

Operating Profit

Our operating profit increased 89.0%, or S/122.6 million, from operating loss of S/(137.7) million for 2019 to an operating loss of S/(15.1) million for 2020. Our operating margin (i.e., operating profit as a percentage of revenues) was (0.5)% for 2020, compared to (3.2)% for 2019. The increase in operating margin is primarily a result of the increase in Other income (expenses) explained above. The following table sets forth a breakdown of our operating profit by segment for 2019 and 2020.

	Year ended December 31,
	2019		2020		Variation
	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Engineering and Construction	(33.1)	24.1%	(30.6)	200.0%	7.6%
Infrastructure	220.4	(160.1)%	73.0	(477.1)%	(66.9)%
Real Estate	68.8	(50.0)%	25.8	(168.6)%	(62.5)%
Corporate	(404.3)	293.6%	(92.1)	602.0%	(77.2)%
Eliminations	10.6	(7.7)%	8.6	(56.2)%	(18.9)%

Total	(137.7)	100%	(15.1)	100.0%	(89.0)%

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 7 to our audited annual consolidated financial statements included in this annual report.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2019	2020	Variation
	(in millions of S/)%
Revenues	2,797.3	2,092.6	(25.2)%
Gross profit	98.4	116.0	17.9%
Operating profit (loss)	(33.1)	(30.6)	(7.7)%

Revenues. Our E&C revenues decreased 25.2%, or S/704.7 million, from S/2,797.3 million for 2019 to S/2,092.6 for 2020. The decrease is due to a decrease in the volume of projects under execution and project delays due to the effects of the COVID-19 pandemic.

The following tables set forth percentages of our E&C revenues by business activities, types of contracts and end-markets:

	Year ended December 31,
	2019	2020
	%	%
Engineering services	11.5	9.0
Electromechanic construction	29.6	40.6
Civil construction	48.1	43.1
Building construction activities	10.2	6.8
Other services	0.5	0.5

Total	100.0	100.0

	Year ended December 31,
	2019	2020
	%	%
Cost + fee	6.2	1.9
Unit price	46.7	63.6
Lump sum	9.1	7.9
EPC contracts	38.0	26.6

Total	100.0	100.0

	Year ended December 31,
	2019	2020
	%	%
Mining	43.8	50.6
Real estate buildings	6.3	5.5
Power	6.0	1.9
Oil and gas	32.1	23.3
Transportation	21.6	0.2
Water and sewage	1.3	0.4
Other end markets	2.6	1.5

Total	100.0	100.0

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit. Our E&C gross profit increased 17.9%, or S/17.6 million, from S/98.4 million for 2019 to S/116.0 to 2020, mainly due to the suspension of works as a result of the COVID-19 pandemic, a provision related to an arbitration initiated by a supplier of the Cerro del Águila project finalized during the first quarter of 2020 and a write-off of an account receivable of our subsidiary Morelco with respect to its client Bioenergy. Our E&C gross margin for 2020 was 5.5%, compared to 3.5% for 2019.

Other income (expenses). Other income (expenses) decreased in our E&C segment, from S/(9.9) million in expenses for 2019 to S/(43.6) in expenses for 2020. See note 28 to our audited annual consolidated financial statements included in this annual report.

Operating Profit (loss). Our E&C operating profit increased S/2.6 million, from a S/(33.1) million loss for 2019 to a S/(30.6) million profit for 2020. Our E&C operating margin was (1.5)% for 2020, compared to (1.2)% for 2019.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2019	2020	Variation
	(in millions of )/		%
Revenues	1,587.3	1,185.2	(25.3)%
Gross profit	324.4	202.4	(37.6)%
Operating profit	203.1	73.0	(64.1)%

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2019	2020	Variation
	(in millions of S/)%
Toll Roads	326.3	206.4	(36.7)%
Mass Transit	397.9	345.3	(13.2)%
Water Treatment	3.6	3.4	(5.6)%
Energy	552.6	369.8	(33.1)%
Operation and Maintenance of Infrastructure Assets	307.0	260.5	(15.1)%

Total	1,587.3	1,185.2	(25.3)%

Our Infrastructure revenues decreased 25.3%, or S/402.1 million, from S/1,587.3 million for 2019 to S/1,185.2 million for 2020. The variation in our Infrastructure revenues principally reflected the following:

•

Toll Roads: a 36.7%, or S/119.9 million, decrease in revenues, from S/326.3 million for 2019 to S/206.4 million for 2020, primarily due S/102 million to the postponement of certain projects and S/17 million due to lower vehicle traffic;

•

Mass Transit: a 13.2%, or S/52.6 million, decrease in revenues, from S/397.9 million for 2019 to S/345.3 million for 2020, primarily due to the completion of the fourth addendum to the Lima Metro concession contract in 2019, partially offset by S/7.4 million for additional mileage travelled;

•

Energy: a 33.1%, or S/182.8 million, decrease in revenues, from S/552.6 for 2019 to S/369.8 for 2020, primarily due to (i) a decrease in the price of oil from US$63.11 in 2019 to US$41.2 in 2020 and (ii) a decrease in our oil production from 4,064 bbl per day 2019 to 3,518 bbl per day in 2020. Secondarily, this was also due to the effect the termination of the South Terminal operation agreement on November 2, 2019. Additionally, gas processing levels in our gas processing plant were slightly lower (28.4MMcf per day in 2020 versus 30.52 MMcf per day in 2019), and the prices of liquefied petroleum gas decreased from US$41.06 in 2019 to US$40.87 in 2020. The price of HAS (CGN) decreased from US$69.55 in 2019 to US$ 59.20 in 2020;

•

Operation and Maintenance of Infrastructure Assets: a 15.1%, or S/46.5 million, decrease in revenues, from S/307 million for 2019 to S/260.5 million for 2020, due to fewer maintenance works during 2020;

•

Water Treatment: a 5.6%, or S/0.2 million, decrease in revenues, from S/3.6 for 2019 to S/3.4 for 2020, primarily due to a reduction of flow treatments as a result of the COVID-19 pandemic (2019 average volume was 6.45 m3/s compared to 5.87 m3/s in 2020).

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2019	2020	Variation
	(in millions of S/)%
Toll Roads	58.7	35.4	(39.7)%
Mass Transit	119.5	107.9	(9.7)%
Energy	108.3	53.3	(50.8)%
Operation and Maintenance of Infrastructure Assets	37.5	5.4	(85.6)%
Water Treatment	0.5	0.4	(20.0)%

Total	324.4	202.4	(37.6)%

Our Infrastructure gross profit decreased 37.6%, or S/122.0 million, from S/324.4 million for 2019 to S/202.4 in 2020. Our Infrastructure gross margin was 20.4% for 2019 and 17.1% for 2020. The variation in our Infrastructure gross profit principally reflected the following:

•

Toll Roads: a 39.7%, or S/23.3 million, decrease in gross profit, from S/58.7 million for 2019 to S/35.4 million for 2020. Our toll roads gross margin decreased from 18% for 2019 to 17.2% for 2020. Of this decrease in gross profit, approximately S/15 million was a consequence of lower vehicle traffic and approximately S/9 million was a consequence of the postponement of works;

•

Mass Transit: a 9.7%, or S/11.6 million, decrease in gross profit, from S/119.5 million for 2019 to S/107.9 for 2020, primarily due to due to completion of the fourth addendum to the Lima Metro concession contract in 2019. Our gross margin in 2020 was 31.2%, compared to 30.0% in 2019.

•

Energy: a 50.8%, or S/50.0 million, decrease in gross profit, from S/108.3 million for 2019 to S/53.3 million for 2020, primarily due to the decrease in the price of oil from US$63.11 in 2019 to US$41.20 in 2020, and the price of liquefied petroleum gas from US$41.06 in 2019 to US$40.87 in 2020. Our energy gross margin was 14.4% for 2020, compared to 19.6% for 2019;

•

Operation and Maintenance of Infrastructure Assets: a 85.6%, or S/32.1 million, decrease in gross profit, from S/37.5 million for 2019 to S/5.4 million for 2020, due provisions for potential civil damages as a result of an impairment to certain accounts receivable of Concar arising from its contracts for networks 1 and 3 with the regional government of Cuzco, Peru. Our operation and maintenance of infrastructure assets gross margin was 2.1% for 2020, compared to 12.2% for 2019; and

•

Water Treatment: a 20.0%, or S/0.1 million, decrease in gross profit for 2020, from a S/0.5 million gross profit for 2019 to a S/0.4 million gross profit for 2020, due to a reduction of flow treatments as a result of the COVID-19 pandemic. Our water treatment gross margin was 11.8% for 2020, compared to 13.9% for 2019.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2019	2020	Variation
	(in millions of S/)%
Toll Roads	30.7	(27.2)	(188.6)%
Mass Transit	98.8	95.3	(3.5)%
Energy	84.7	32.9	(61.2)%
Operation and Maintenance of Infrastructure Assets	(11.2)	(28.1)	150.9%
Water Treatment	0.1	0.1	0.0%

Total	203.1	73.0	(64.1)%

Our Infrastructure operating profit decreased 64.1%, or S/130.1 million, from S/203.1 million for 2019 to S/73.0 million for 2020. Our Infrastructure operating margin was 6.2% for 2020, compared to 12.8% for 2019. The variation in our Infrastructure operating profit principally reflected the following:

•

Toll Roads: a 188.6%, or S/57.9 million, decrease in operating profit, from S/30.7 million for 2019 to S/(27.2) million for 2020, primarily due to an additional impairment in the Via Expresa Sur project. Our toll roads operating margin was 6.2% for 2020, compared to 9.4% for 2019;

•

Mass Transit: a 3.5%, or S/3.5 million, decrease in operating profit, from an operating profit of S/98.8 million for 2019 to an operating profit of S/95.3 million for 2020, primarily due to completion of the fourth addendum to the Lima Metro concession contract in 2019. Our mass transit operating margin for 2020 was 27.6%, compared to 24.8% in 2019;

•

Energy: a 61.2%, or S/51.8 million, decrease in operating profit, from S/84.7 million for 2019 to S/32.9 million for 2020, primarily due to oil and liquid natural gas prices and the effect the end of the South Terminal contract. Our energy operating margin was 8.9% for 2020, compared to 15.3% for 2019;

•

Operation and Maintenance of Infrastructure Assets: a 150.7%, or S/16.9 million, increase in operating loss, from a S/11.2 million loss for 2019 to an S/28.1 million loss for 2020, primarily due to provisions for potential civil damages as a result of an impairment to certain accounts receivable of Concar arising from its contracts for networks 1 and 3 with the regional government of Cuzco, Peru, partially offset by an additional income associated with a reduction of certain provisions of Concar related to settlement and cooperation discussions with the Peruvian government. Our Operation and Maintenance of Infrastructure Assets operating margin was (10.8)% for 2020, compared to (3.6)% for 2019; and

•	Water Treatment: There is no variation in operating profit between 2019 and 2020. Our water treatment operating margin for 2020 was 2.8% for 2020, compared to 2.8% for 2019.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2019	2020	Variation
	(in millions of S/)%
Revenues	264.4	182.4	(31.0)%
Gross profit	70.8	40.3	(43.1)%
Operating profit	68.8	25.8	(62.5)%

Revenues. Our Real Estate revenues decreased 31.0%, or S/82.0 million, from S/264.4 million for 2019 to S/182.4 million for 2020. The comparative decrease in sales in 2020 was primarily due to high sales in Almonte in 2019.

Gross Profit. Our Real Estate gross profit decreased 43.1%, or S/30.5 million, from S/70.8 million for 2019 to S/40.3 million for 2020, mainly as a result of lower gross margins of our subsidiary Almonte, as well as certain provisions related to the Comas project. Our Real Estate gross margin was 22.1% for 2020, compared to 26.8% for 2019.

Operating Profit. Our Real Estate operating profit decreased 62.5%, or S/43.0 million, from S/68.8 million for 2019 to S/25.8 million for 2020, primarily due to lower gross margins of our subsidiary Almonte, as well as certain provisions related to the Comas project.

Financial (Expense) Income, Net

Our net financial expense decreased 34.3%, or S/61.3 million, from net financial expenses of S/178.8 million in 2019 to net financial expenses of S/117.5 million in 2020. Excluding foreign exchange differences, our net financial expense decreased 23.5%, or S/34.3 million, from net financial expense of S/146.0 million for 2019 to net financial expense of S/111.7 million for 2020, mainly due to the repayment of working capital debt of the expansion works of Line 1 of the Lima Metro. Our net exchange difference decreased S/27.0 million, from a loss of S/32.8 million for 2019 to a loss of S/5.8 million for 2020. This decrease in losses is due to the composition of assets and liabilities in dollars.

Share of Profit and Loss in Associates

Our share of profit and loss in associates increased S/219.6 million, from a loss of S/218.8 million in 2019 to a profit of S/0.8 million in 2020. There is no variation in our share of profit and loss in associates between 2019 and 2020.

Income Tax

Our income tax decreased S/245.0 million, from S/303.4 million for 2019 to S/58.4 million for 2020. This decrease in income tax was primarily due to a decrease in loss before tax, from S/535.2 million for 2019 to S/131.9 million for 2020, and the non-registration of deferred income tax from certain temporary items for which there is no expectation of recovery in the future. Our effective tax rates for 2019 and 2020 were 56.7% and 44.3%, respectively. See note 29 to our audited annual consolidated financial statements included in this annual report.

Net Profit

Our net profit increased S/648.3 million, from a S/838.8 million loss for 2019 to a S/190.3 loss for 2020. Net profit attributable to controlling interests increased S/666.9 million, while net profit attributable to non-controlling interests decreased S/18.6 million. Net profit attributable to controlling interests increased primarily due to the impairment of our investment in GSP and the discount applied to GSP’s account receivable in respect of the termination of the GSP gas pipeline concession, as well as an additional provision made in respect of the class action civil lawsuit against the company, which were registered in 2019.

Comparison of Results of Operations of 2018 and 2019

The following table sets forth the components of our consolidated income statement for 2018 and 2019.

	Year ended December 31,
	2018	2019	Variation
	(in millions of S/)
Revenues	4,202.4	4,337.9	3.2%
Cost of sales	(3,488.4)	(3,887.4)	11.4%

Gross profit	714.0	450.5	(36.9%)
Administrative expenses	(311.2)	(248.7)	20.1%
Other income (expenses)	(65.9)	(337.6)	413.9%
Other (losses) gains, net	(0.0)	(1.9)	NM
Profit from sale of investments	—	—	—

Operating profit	336.9	(137.8)	NM
Financial (expense) income, net	(209.2)	(178.8)	(14.5%)
Share of profit and loss in associates	(3.7)	(218.8)	NM

Profit (loss) before income tax	124.0	(535.3)	NM
Income tax	(111.0)	(303.4)	173.3%

Net profit from continuing operations	13.0	(838.6)	NM
Profit from discontinued operations	44.4	—	NM
Net profit (loss)	57.4	(838.7)	NM
Net profit (loss) attributable to controlling interest	(83.2)	(884.7)	963.3%
Net profit attributable to non-controlling interest	140.6	46.1	(67.2%)

Revenues

Our total revenues increased by 3.2%, or S/135.5 million, from S/4,202.4 million for 2018 to S/4,337.9 million for 2019. Revenues increased due to an increase in the volume of projects under execution in the E&C segment. This was partially offset by: a decrease in revenues from the Infrastructure segment due to the completion of the expansion works of Line One of the Lima Metro, and a reduction of maintenance works by Concar; a decrease of revenues in the Real Estate segment as a consequence of fewer units of traditional housing delivered during the year, and the absence of land sales from the Almonte property during 2019.

The following table sets forth a breakdown of our revenues by segment for 2018 and 2019.

	Year ended December 31,
	2018		2019		Variation
	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Engineering and Construction	1,960.9	46.7%	2,797.3	64.5%	42.7%
Infrastructure	1,883.3	44.8%	1,587.3	36.6%	(15.8)%
Real Estate	630.1	15.0%	264.4	6.1%	(58.0)%
Corporate	367.6	8.7%	342.6	7.9%	(6.8)%
Eliminations	(639.5)	(15.2)%	(653.8)	(15.1)%	(2.2)%

Total	4,202.4	100.0%	4,337.8	100%	3.2%

Cost of Sales

Our total cost of sales increased by 11.4%, or S/399.0 million, from S/3,488.4 million for 2018 to S/3,887.4 million for 2019. This increase is mainly due to revenue growth, plus other additional costs associated with one project in Peru in which we have an arbitration claim against the client, and cost overruns with respect to a project in Chile.

Gross Profit

Our gross profit decreased by 36.9%, or S/263.6 million, from S/714.0 million for 2018 to S/450.4 million for 2019. Our gross margin (i.e., gross profit as a percentage of revenues) for 2019 was 10.4%, compared to 17.0% for 2018.

The following table sets forth a breakdown of our gross profit by segment for 2018 and 2019.

	Year ended December 31,
	2018		2019		Variation
	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Engineering and Construction	62.1	8.7%	98.4	21.9%	58.5%
Infrastructure	350.6	49.1%	324.4	72.0%	(7.5)%
Real Estate	288.0	40.3%	70.8	15.7%	(75.4)%
Corporate	29.3	4.1%	6.6	1.5%	(77.5)%
Eliminations	(15.9)	(2.2)%	(49.7)	(11.0)%	212.6%

Total	714.1	100.0%	450.5	100%	(36.9)%

Administrative Expenses

Our administrative expenses decreased by 20.1%, or S/62.5 million, from S/311.2 million for 2018 to S/248.7 million for 2019. This decrease is mainly due to the reduction of legal services provided by third parties, and the reduction of expenses from the sale of assets. As a percentage of revenues, our administrative expenses decreased to 5.7% in 2019, from 7.4% in 2018.

Other Income (Expenses)

Our other income (expenses) decreased by 413.7%, or S/271.9 million, from S/65.7 million in expenses for 2018 to S/337.6 million in expenses for 2019. In 2018, our other income (expenses) included a provision related to the potential civil compensation in favor of the Peruvian state that may be required to pay in connection with the investigations related to the IIRSA South project concession (tranche II) and Tranches 1 and 2 of the Lima Metro in which our company and GyM have been included as civilly-responsible third parties as described under “Item 8A. Financial Information—Consolidated Financial Statements and Other Information—Legal and Administrative Proceedings.” In 2019, our other income (expenses) included: (i) impairments with respect to our investment in GSP in the amount of S/501.7 million (US$151.3 million) with respect to our investment in GSP and our accounts receivable from GSP as a result of the termination of the GSP gas pipeline concession; (ii) an impairment of S/33.1 million (US$10.0 million) with respect to goodwill we recognized in connection with our acquisition of Morelco; (iii) a re-valuation of the Vial & Vives-DSD brand by S/10.7 million due to the increased backlog of Vial & Vives-DSD during 2019; (iv) impairments of certain minor investments of S/35.2 million (US$ 10.6 million), (v) a reversal of S/19.4 million (US$5.8 million) of the impairment of the investment in the Ancon project that was registered at the end of 2018; (vi) a provision of an additional S/77.4 million (US$23.3 million) for civil compensation in favor of the Peruvian state pursuant to Law 30737 in connection with ongoing corruption investigations in respect of the company; (vii) provisions of S/49.8 million (US$15 million) made in respect of the class action civil lawsuit against the company; and (viii) other minor adjustments of S/57.9 million (US$14.5 million).

Operating Profit

Our operating profit decreased 140.9%, or S/474.6 million, from operating profit of S/336.9 million for 2018 to operating loss of S/(137.7) million for 2019. Our operating margin (i.e., operating profit as a percentage of revenues) was (3.2)% for 2019, compared to 8.0% for 2018. The decrease in operating margin is primarily a result of the increase in Other income (expenses) explained above.

The following table sets forth a breakdown of our operating profit by segment for 2018 and 2019.

	Year ended December 31,
	2018		2019		2019
	(in millions of S/)	Percentage of Total	(in millions of S/)	Percentage of Total	Variation %
Engineering and Construction	(87.5)	(26.0)%	(33.1)	24.1%	(62.2)%
Infrastructure	283.0	84.0%	203.1	(147.5)%	(28.2)%
Real Estate	235.3	69.8%	68.8	(50.0)%	(70.8)%
Corporate	(118.7)	(35.2)%	(387.1)	281.1%	(226.1)
Eliminations	24.8	7.4%	10.6	(7.7)%	(57.3)%

Total	336.9	100.0%	(137.7)	100.0%	(59.1)%

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

The following tables set forth variations in our E&C revenues by business activities, types of contracts and end-markets:

	Year ended December 31,
	2018	2019
	%	%
Engineering services	9.4	11.5
Electromechanic construction	22.3	29.6
Civil construction	52.4	48.1
Building construction activities	8.8	10.2
Other services	7.1	0.6

Total	100.0	100.0

	Year ended December 31,
	2018	2019
	%	%
Cost + fee	1.0	6.2
Unit price	41.0	46.7
Lump sum	38.9	9.1
EPC contracts	19.1	38.0

Total	100.0	100.0

	Year ended December 31,
	2018	2019
	%	%
Mining	23.0	6.2
Real estate buildings	9.1	46.7
Power	1.8	9.1
Oil and gas	40.6	38.0

	Year ended December 31,
	2018	2019
	%	%
Transportation	21.6	4.2
Water and sewage	1.3	0.9
Other end markets	2.6	6.7

Total	100.0	100.0

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

Operating Profit (loss). Our E&C operating profit decreased S/54.4 million, from a S/87.5 million loss for 2018 to a S/33.1 million loss for 2019. Our E&C operating margin was (1.2)% for 2019, compared to (4.5)% for 2018.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2018	2019	Variation
	(in millions of S/)%
Revenues	1,883.3	1,587.3	(15.7)%
Gross profit	350.6	324.4	(7.5)%
Operating profit	283.0	203.1	(28.2)%

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2018	2019	Variation
	(in millions of S/)%
Toll Roads	280.8	326.3	16.2%
Mass Transit	586.3	397.9	(32.1)%
Water Treatment	3.3	3.6	9.1%
Energy	560.5	552.6	(1.4)%
Operation and Maintenance of Infrastructure Assets	452.3	307.0	(32.1)%

Total	1,883.2	1,587.4	(15.7)%

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

•	Water Treatment: a 9.1%, or S/0.30 million, increase in revenues, from S/3.3 million for 2018 to S/3.6 for 2019, primarily due to the larger volume of treated wastewater during 2019 compared to 2018.

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2018	2019	Variation
	(in millions of S/)%
Toll Roads	70.5	58.7	(16.7)%
Mass Transit	122.6	119.5	(2.5)%
Energy	120.4	108.3	(10.0)%
Operation and Maintenance of Infrastructure Assets	36.6	37.5	2.5%
Water Treatment	0.6	0.5	(16.7)%

Total	350.7	324.5	(7.5)%

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

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2018	2019	Variation
	(in millions of S/)%
Toll Roads	59.4	30.7	(48.3)%
Mass Transit	110.6	98.8	(10.7)%
Energy	100.7	84.7	(15.9)%
Operation and Maintenance of Infrastructure Assets	12.1	(11.2)	(192.6)%
Water Treatment	0.3	0.1	(66.7)%

Total	283.1	203.1	(28.2)%

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

Financial (Expense) Income, Net

Our net financial expense decreased 14.5%, or S/30.4 million, from net financial expenses of S/209.2 million in 2018 to net financial expenses of S/178.8 in 2019. Excluding foreign exchange differences, our net financial expense decreased 21.3%, or S/39.6 million, from net financial expense of S/185.5 million for 2018 to net financial expense of S/145.9 million for 2019, mainly due to the repayment of the debt associated to GSP project and the working capital debt of the expansion works of Line One of the Lima Metro. Our net exchange difference increased S/9.1 million, from a loss of S/23.7 million for 2018 to a loss of S/32.8 for 2019. This increase in losses is due to appreciation of the sol and the composition of assets and liabilities in dollars.

Share of Profit and Loss in Associates

Our share of profit and loss in associates decreased S/215.1 million, from a loss of S/3.7 million in 2018 to a loss of S/218.8 million in 2019, primarily due to the impairment of our investment in GSP.

Income Tax

Our income tax increased S/192.4 million, from S/111.0 million for 2018 to S/303.4 million for 2019. This increase in income tax was primarily due to a write-off of the deferred income tax asset associated with our investment in GSP. Our effective tax rates for 2018 and 2019 were 89.5% and 56.7%, respectively. See note 29 to our audited annual consolidated financial statements included in this annual report.

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

Our principal sources of liquidity have historically been cash flows from operating activities and, to a lesser extent, equity capitalization and indebtedness. Our principal uses of cash (other than in connection with our operating activities) have historically been capital expenditures in all our business segments, including acquisitions and investments in our infrastructure concessions, servicing of our debt and other obligations, and payment of dividends.

We face significant liquidity constraints as a result of the COVID-19 pandemic. Infections have caused halts and delays in our engineering and construction projects, which have caused us to renegotiate performance targets with certain clients. These interruptions and negotiations add costs with respect to our projects, and caused us to include additional allowances for certain accounts receivable and impairments to the group’s long-term assets. We cannot assure you that we will be able to transfer any of these additional costs to our clients. Moreover, since mid-March of 2020, substantially all of our engineering and construction and real estate projects were mandatorily shut down. Although since July 2020, these projects have resumed operations with COVID-19 protocols in place, we cannot assure you that work will not be halted again or that these projects will be completed on time or at all. Our infrastructure operations, which have for the most part been declared essential businesses, have continued; however, certain of our infrastructure businesses have been adversely affected by the sharp decline in traffic volumes and oil and gas prices.

At December 31, 2020, our cash and cash equivalents totaled S/900.1 million (US$248.3 million), and at March 31, 2021, our cash and cash equivalents totaled approximately S/799.1 million (US$212.6 million), of which S/146.1 (US$38.8 million) constitutes reserved funds, which funds are held in trusts for purposes of the group’s engineering and construction, real estate and infrastructure projects and certain of the group’s outstanding bonds. For more information, see note 9 to our audited annual consolidated financial statements included in this annual report.

We are evaluating several measures to reduce expenses and preserve cash in response to the ongoing COVID-19 pandemic, including the following: (i) developing cash plan, project-by-project, to ensure that the company will continue to meet its critical obligations during that period, which plan is monitored and updated periodically; (ii) preparing a cash plan for the remainder of the 2021 fiscal year, to identify in advance key liquidity issues that may arise; (iii) identifying and renegotiating certain of the company’s obligations with respect to its suppliers, banks and other third parties; (iv) identifying and reducing non-essential general expenses across the group; (v) reducing headcount, and temporarily reducing salaries of senior management, across the company’s three segments; and (vi) reducing capital expenditures across the company’s subsidiaries.

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

As a result of the termination of the GSP gas pipeline concession in January 2017, we renegotiated three debt instruments as follows: (i) we amended the terms of our syndicated loan related to our equity investment in GSP; (ii) we repaid our proportional guarantee of the GSP bridge loan and entered a new term loan; and (iii) we amended the terms of our proportional repayment obligations under the GSP performance guarantee. In order to strengthen our liquidity and financial flexibility, our board approved the sale of non-strategic assets. These instruments were subsequently repaid in full in 2018 and 2019.

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

We have outstanding credit with various financial institutions for a total amount of US$ 427.5 million as of December 31, 2020 to secure performance under our contractual agreements. However, our banks have currently restricted us from taking out further lines of credit to finance new operations, due to the financial circumstances of the company and overall limitations on credit availability in Peru.

On November 2, 2020, the general shareholders’ meeting of the company approved a financial plan that included (i) the issuance by the company of convertible bonds in an amount up to US$90 million and (ii) the issuance of corporate bonds in an amount up to US$350 million. On January 13, 2021, the board of directors of the company approved the terms and conditions for the issuance of the convertible bonds in an amount up to US$90 million, to be placed by private offering, including preemptive subscription rights for existing investors. The convertible bonds will not be registered under the Securities Act or under the securities laws of any state or jurisdiction outside of Peru. The convertible bonds are expected to have the following characteristics: (i) a 1.50% upfront structuring fee, (ii) an 8.0% fixed annual interest rate, (iii) prepayment fees starting at 5.0% at any time between the issuance of the bonds and the sixth month, with an increase of 100% each 6 months, (iv) a conversion price of US$0.33 per share of the company, or 20% of the discount of the 30-day VWAP, as adjusted from time-to-time, and (v) a conversion right buyout fee, which amounts to 4.0% in addition to the prepayment fee. The first and second preemptive subscription rounds ended on February 23 and February 26, 2021, respectively, and US$32.7 million of the convertible bonds were subscribed. Bonds that were not subscribed during the preemptive subscription rounds may be placed to institutional investors through a private placement offering. As of the date hereof, none of the convertible bonds have been issued, and we cannot guarantee that they will be issued on a timely basis or at all. If the convertible bonds are issued, and converted by bondholders, existing investors in our common shares may be diluted.

The settlement terms of the class action civil lawsuit was filed against our company and certain of our former directors and former and current executive officers stipulate that the remaining $14,650,000, plus interest of 5% per annum running from September 17, 2020, must be paid by the company by June 30, 2021. We have initiated discussions with the plaintiffs regarding a deferral of this payment, but we cannot assure you that an agreement will be reached. In addition, while the terms of a final settlement and cooperation agreement remain under discussion with Peruvian authorities and are confidential, we currently expect that a final agreement would require the company to pay a significant penalty over a period of years to be agreed. See “—Key Developments—Securities Class Action.” and “Item 3.D. Key Information—Risk Factors—Risks Related to our Company— We may not have sufficient cash or funding to make extraordinary payments.”

The company may face additional liquidity constraints if the company is required to pay other civil or criminal penalties, or any additional settlement amounts, arising from current or future investigations or civil lawsuits facing the company, depending on the timing of those required payments.

Cash Flows

The table below sets forth certain components of our cash flows for 2018, 2019 and 2020.

	Year ended December 31,
	2018	2019	2020
	(in millions of S/)
Net cash provided by (used in) operating activities	279.3	607.8	226.0
Net cash provided by (used in) investing activities	137.9	(150.6)	(64.7)
Net cash provided by (used in) financing activities	(300)	(287.2)	(225.6)
Net increase (net decrease) in cash	117.1	169.9	(64.3)

Cash Flow from Operating Activities

Net cash flow used in operating activities in 2020 was lower than in 2019, principally as a result of the completion of the expansion work in Line 1 of the Lima Metro in 2019.

Cash Flow from Investing Activities

Net cash flow provided by investing activities in 2020 was lower than in 2019. In 2020, there were no divestments.

Cash Flow from Financing Activities

Net cash flow provided by financing activities in 2020 was similar to that of 2019. In 2020, we continued with the reduction of debt, mainly due to the cancelation of working capital debt used for the expansion work of Line 1 of the Lima Metro and the cancelation of the debt associated with the GSP project.

Indebtedness

As of December 31, 2020, we had a total outstanding indebtedness of S/1,780.9 million (US$491.4 million) as set forth in the table below.

Segment	Type	Debt Amount				Total in millions of S/	Total in millions of US$	Weighted average interest rate	Range of Maturity Dates
		(in millions of US$)	(in millions of S/)	(in millions of CLP)(1)	(in millions of COP)				Minimum	Maximum
E&C	Leasing	1.3	—	3,899.9	—	24.7	6.8	6.7%	1/02/2021	25/05/2022
	Promissory Note	32.5	107.1	4,566.8	2,264.6	250.5	69.1	8.5%	15/02/2021	26/12/2027
Infrastructure	Leasing	0.0	—	—	—	0.2	0.0	3.5%	1/09/2021	1/03/2022
	Long term loan	—	905.3	—	—	905.3	249.8	7.5%	25/01/2027	25/11/2039
	Promissory Note	35.1	—	—	—	127.3	35.1	6.6%	26/02/2021	18/12/2027
Real Estate	Leasing	0.5	7.3	—	—	8.9	2.5	8.0%	1/03/2022	2/01/2023
	Promissory Note	1.0	87.5	—	—	91.2	25.2	10.1%	4/01/2021	31/05/2021
Technical Services	Leasing	—	—	7,534.6	—	38.4	10.6	0.6%	30/09/2021	30/06/2027
	Promissory Note	—	—	15,494.5	—	79.0	21.8	1.7%	26/02/2021	31/12/2026
Corporate	Long term loan	67.4	—	2,214.4	—	255.4	70.5	10.0%	24/07/2021	14/01/2028
Total		137.8	1,107.2	33,710.2	2,264.6	1,780.9	491.4

(1)	Includes debt held by Vial y Vives—DSD that is denominated in Chilean pesos.

As of March 31, 2021, S/61.0 million (US$16.8 million) of our total indebtedness indicated in the table above has matured or been prepaid, of which S/52.9 million (US$14.6 million) was repaid and S/8.1 million (US$2.2 million) was renewed by extending the maturities. The weighted average interest rate of this renewed indebtedness and additional indebtedness is 6.3%, and the maturity dates range from January 4, 2021 to November 25, 2039.

Set forth below is a description of our material outstanding indebtedness as of December 31, 2020.

Leasing. As of December 31, 2020, we were party to numerous leasing agreements with several financial institutions which in the aggregate amounted to approximately S/72.2 (US$19.9 million). We entered into such agreements primarily for the purpose of leasing the equipment and other assets necessary to run our operations. Upon maturity of each leasing agreement, we have the option to purchase or return the equipment or assets to the lessor. The amounts owed under these leasing agreements are generally repaid in monthly installments, subject to a minimum guaranteed payment corresponding to the minimum amount for which the equipment or assets could be sold to a third-party.

Citibank, N.A. Secured Loan. Our subsidiary UNNA Energía had a secured loan with Citibank, N.A. under a loan agreement dated September 19, 2008 and amended on August 27, 2012, with an outstanding principal amount of S/8.7 million (US$2.6 million) as of December 31, 2019. The loan accrued interest at an annual rate of three month LIBOR plus: (i) 1.70% if, at the installment payment date, the exchange rate between the sol and U.S. dollar remains between S/2.60 to S/2.75 per US$1.00 or (ii) 1.95%, if otherwise. The loan matured in August 2020 and the maturity date was extended until February 26, 2021 and repaid on that date. The proceeds of the loan were used by our subsidiary UNNA Energía to finance the construction, equipment and operation of the Gas Pariñas plant in Talara. The agreement was secured by certain land, equipment and accounts receivable of UNNA Energía. The agreement contained certain customary covenants, including restrictions on the ability of UNNA Energía to pay dividends if it is in default under the loan and the obligation by UNNA Energía to maintain the following financial covenants during the term of the agreement: (a) Leverage Ratio (as defined therein) shall not be greater than 1.50; (b) Debt Service Coverage Ratio (as defined therein) shall not be less than 1.20; (c) Liquidity Ratio (as defined therein) shall not be less than 1.10; and (d) Debt Coverage Ratio (as defined therein) shall not be greater than 2.20. As of the date of this annual report, the loan was fully repaid.

Norvial Corporate Bonds. In July 2015, Norvial established its first corporate bond program on the Lima Stock Exchange, for a total amount of S/365 million (US$106.9 million). The first tranche under this program was issued for an amount of S/80 million, due 2020 with an annual interest rate of 6.75%. The second tranche was issued for an amount of S/285 million, due 2027 with an annual interest rate of 8.375%, structured in three disbursements. In July 2015 we received the first disbursement for S/105 million, in January 2016 we received the second disbursement for S/100 million and in July 2016 we received the third disbursement of S/80 million. These bonds are secured by: (i) certain cash flows; (ii) a mortgage on the Norvial concession; (iii) a lien over Norvial shares; (iv) the assignment of Norvial’s rights over a performance bond provided by Cumbra and JJC Contratistas Generales S.A.; and (v) any additional guarantees granted in favor of other secured creditors. The proceeds of these bonds were used to pay S/85 million of debt outstanding under a short-term loan agreement with Banco de Crédito del Perú (BCP) for a total S/150 million, and the rest was used to finance the construction of the second stage of Ancon – Huacho Pativilca highway and the value added tax linked to the implementation of the project expenses. As of December 31, 2020, Norvial had S/280.8 million (US$77.5 million) outstanding under these bonds.

Linea 1 Senior Secured Notes. On February 2015, Línea 1 issued a total of S/629 million (US$184.3 million) Series A Senior Secured VAC-Indexed Notes due 2039, with an annual interest rate of 4.75% plus adjustments for inflation. The bonds are secured by (i) a mortgage on the Lima Metro concession, (ii) a lien on Línea 1 shares, (iii) certain collection rights, (iv) certain cash flows and (v) liens on certain accounts. The proceeds from the issuance were used to repay a short term loan provide by Banco de Crédito del Perú-BCP for S/400 million, funding of the reserve accounts, payment of the issuance expenses, and for the partial repayment of a subordinated loan provided by certain shareholders of Línea 1 to Línea 1. According to the indenture, in order to make any payment of a subordinated loan or distribute any dividends, our Debt Service Coverage Ratio (as defined therein) should be at least 1.2x. Under the indenture Línea 1 has to fund the debt service reserve account on a quarterly basis with the equivalent of the amounts due in the next two succeeding interest payment dates. Moreover, the operation and maintenance reserve account must be funded annually with an amount equal to twenty-five percent (25%) of operation and maintenance costs of the corresponding current annual budget. As of December 31, 2020, Línea 1 had S/624 million (US$172 million) outstanding under these notes.

BCP Loan. In December 2015, our subsidiary UNNA Energía and Oiltanking Peru S.A.C. subscribed in equal parts to a medium term loan credit agreement for up to US$100 million with Banco de Crédito del Peru, comprised of (i) a medium term tranche for up to US$70 million (for additional investments) with an annual interest rate of 6.04% and a term of five years, and (ii) a medium term tranche for up to US$30 million (for committed investments) with an annual interest rate of 6.32% and a term of eight years. The tranches of the loan mature in 2024 and 2027, respectively. The proceeds of this loan are to finance Terminales del Perú’s obligations in the operation contracts that it maintains with Petroperú in regards to the Central Terminal (corresponding to the Callao Port), and North Terminals (corresponding to the Etén, Salaverry, Chimbote and Supe Ports). On November 15, 2019, UNNA Energía and Oiltanking Perú S.A.C. entered into an additional medium term loan for up to US$46 million with Banco de Crédito del Perú. As of December 31, 2020, UNNA Energía had US$33.44 million (S/121.19 million) outstanding under these loans.

Financial Stability Framework Agreement. On July 31, 2017, we, and certain of our subsidiaries, Cumbra, Construyendo País S.A., Vial y Vives — DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant us, GyM, Construyendo País S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of us and GyM for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of Cumbra and us, as well as the request of Construyendo País S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April 2018, we repaid US$72.7 million of the facility with the proceeds of the sale of Stracon GyM and in July of 2018 we repaid an additional of US$ 15.4 million. As of the date of this annual report, US$30.2 million (S/110.0 million) is outstanding under the Financial Stability Framework Agreement. The loan matured in July 2020, which maturity was extended, most recently, until April 30, 2021. We are currently negotiating an additional extension.

CS Peru Infrastructure Loan. On July 31, 2019, the company entered into a medium term loan credit agreement for US$35 million (equivalent to S/112.9 million) with CS Peru Infrastructure Holdings LLC, the proceeds of which were used as working capital for the company and its subsidiaries, GyM and Adexus. The term of the loan is three years, with quarterly installments of principal beginning on the 18th month. The loan accrues interest at the following rates per annum: (i) for the period from and including the July 31, 2019 to but excluding the date that is six months after the closing date, 9.10%; (ii) for the period from and including the date that is six months after the closing date to but excluding the date that is one year after the closing date, 9.35%; (iii) for the period from and including the date that is one year after the closing date to but excluding the date that is 30 months after the closing date, 9.60%; and (iv) for the period from and including the date that is 30 months after the closing date to the third anniversary of the loan, 10.10%. On February 28, 2020, the company and the initial lender signed an amendment, waiver and consent in respect of this event of default, in consideration for a prepayment by the company of US$10 million, together with accrued interest and a make-whole premium. The principal amount outstanding under the new term loan is US$22.0 million (S/79.7 million) as of the date of this annual report.

Santander Loan. On December 30, 2020, Técnicas Reunidas enforced two letters of credit in the aggregate amount of US$23.7 million, which letters of credit had been issued by Santander on behalf of our subsidiary Cumbra as security pursuant to a construction contract. As a result, Cumbra subscribed to a short term loan with Banco Santander in the aggregate principal amount of US$23.7 million. The loan accrues interest at an annual rate of Libor + 8.0%. The term of the loan was 30 days, which maturity was extended until March 30, 2021. We subsequently negotiated payment in installments, beginning in May 2021 and ending in September 2021. As of the date of this annual report, the principal amount outstanding under the note is US$23.7 million.

Derivative Financial Instruments

The company does not currently have any derivative financial instruments outstanding. For additional information about our derivative financial instruments and borrowings, see notes 2.9 and 18 to our audited annual consolidated financial statements included in this annual report.

Capital Expenditures

The table below provides our total capital expenditures incurred in 2018, 2019 and 2020.

		2018		2019		2020
		(in millions of S/)	(in millions of US$)	(in millions of S/)	(in millions of US$)	(in millions of S/)	(in millions of US$)
E&C(1)	Capital expenditure	(40.2)	(11.9)	3.2	1.0	10.9	3.0
	Divestitures	(257.6)	(76.2)	—	—	—	—
	Total E&C	(297.8)	(88.1)	3.2	1.0	10.9	3.0
Infrastructure	Capital expenditure	131.7	39.0	179.4	54.1	97.5	26.9
	Divestitures	—	—	—	—	—	—
	Total Infrastructure	131.7	39.0	179.4	54.1	97.5	26.9

		2018		2019		2020
		(in millions of S/)	(in millions of US$)	(in millions of S/)	(in millions of US$)	(in millions of S/)	(in millions of US$)
Real Estate(2)	Capital expenditure	(4.9)	(1.5)	5.7	1.7	—	—
	Divestitures	—	—	—	—	—	—
	Total Real Estate	(4.9)	(1.5)	5.7	1.7	—	—
Corporate	Capital expenditure	2.2	0.6	-2.3	-0.7	1.8	0.5
	Divestitures	(12.1)	(3.6)	—	—	—	—
	Total Corporate	(10.0)	(3.0)	-2.3	-0.7	1.8	0.5
	TOTAL(3)(4)	(181.0)	(53.6)	186.0	56.1	110.2	30.4

(1)

In our consolidated financial statements, in accordance with IFRS, we record in “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments, which is included in the table above.

(2)	Includes S/8.3 million in investments in 2018 for the purchase of land by our Real Estate segment, which in accordance with IFRS are recorded in our consolidated financial statements as “inventory.”
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

Capital expenditures for our E&C segment of approximately S/40.2 million (US$11.9 million), S/3.2 million (US$1.0 million) and S/10.9 million (US$3.0 million), in 2018, 2019 and 2020, respectively, which amounts primarily correspond to the purchase and sale of equipment and machinery. In 2018, capital investments in the E&C segment only included the sale of equipment. In 2019, capital investments in the E&C segment included minor repositions of equipment and machinery. In 2020, capital investments in the E&C segment included minor repositions of equipment and machinery.

Capital expenditures for our Infrastructure segment of approximately S/131.7 million (US$39 million), S/179.4 million (US$54.1 million) and S/97.5 million (US$26.9 million) in 2018, 2019 and 2020, respectively, correspond to periodic maintenance and the construction of the second stage of our Norvial toll road concession and, in our Energy line of business, oil development drilling activities as well as improvements for our gas processing plant and investments in the Lima Metro. In 2018, capital expenditures for our Infrastructure segment also included the continuation of drilling wells and, to a lesser extent, the maintenance of the Lima Metro and the second stage of our Norvial toll road concession. In 2019, capital expenditures for our Infrastructure segment included the drilling of additional wells of UNNA Energía and maintenance in respect of the second stage of the Norvial toll road concession. In 2020, capital expenditures for our Infrastructure segment included the drilling of 18 additional wells by UNNA Energía and certain investments in the Lima Metro project.

Capital expenditures for our Real Estate segment of approximately S/4.9 million (US$1.5 million), S/5.7 million (US$1.7 million) and S/0.0 million (US$0.0 million) in 2018, 2019 and 2020, respectively, primarily correspond to the liquidation of the Panorama project and an additional purchase for the Paul Harris project in 2018, and additional equipment and a new sales booth in the Parque de Comas Project in 2019.

Divestitures in 2018 consisted of S/269.7 million (US$79.8 million) relating to the sale of our interests in Stracon, CAM Chile and CAM Servicios. There were no divestitures in 2019 or 2020.

We have budgeted S/241.0 million (US$66.5 million) in capital expenditures for 2021. Our current plans for our E&C segment contemplate capital expenditures in 2021 of approximately S/20.0 million (US$5.5 million), mainly for reposition of equipment and machinery. Our current plans for our Infrastructure segment contemplate capital expenditures in 2021 of approximately S/183.0 million (US$50.5 million), principally for investments in oil development drilling activities for Line 1 of the Lima Metro. Our current plans for our Real Estate segment contemplate capital expenditures in 2021 of approximately S/36.2 million (US$10.0 million). Our current plans for our corporate segment contemplates no expenditures nor divestitures in 2021. However, our capital expenditures during 2021 may change as a result of the impact of the COVID-19 pandemic.

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

Overview of the Peruvian Economy

Our results are substantially affected by economic conditions prevailing in Peru. According to the Peruvian Central Bank, Peruvian real GDP grew at an average rate of 0.32% during the period 2016 to 2020. The average rate was impacted by a decrease in the Peruvian economy during 2020 due to the COVID-19 pandemic. The economic expansion during this period was a result of robust domestic demand, increase in investment, price stability, increase in foreign direct investment, and an improvement in public finances, among other factors.

Nominal GDP per capita has increased from S/195.3 in 2016 to S/194.8 in 2020, a 0.26% decrease. Average annual inflation, measured by the change in the CPI index, was 2.3% in the period from 2016 to 2020. On the other hand, Peru’s Sol depreciated from an average of S/3.38 per US$1.00 in 2016 to an average of S/3.50 per US$1.00 in 2020, a depreciation of 3.55%. Peru’s sovereign debt has been granted investment grade rating by S&P, Fitch and Moody’s. At the end of 2020, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB+ by S&P (August 2013) and Fitch (December 2020) and A3 by Moody’s (June 2019).

The following table sets forth the main economic indicators of the Peruvian economy from 2016 to 2020:

	2016	2017	2018	2019	2020
Nominal GDP (US$ billions)	195.3	215.1	225.3	230.4	194.8
Nominal GDP / capita (US$)	6,204.5	6,756.7	6,996.9	7,089.2	5,975.5
Real GDP growth rates (% based on local currency GDP)	4.0%	2.5%	4.0%	2.2%	(11.1)%
Private consumption growth rate	3.3%	2.5%	3.8%	3.0%	(8.7)%
Private investment growth rate	(5.9%)	0.1%	2.1%	0.9%	(17.2)%
Foreign direct investment growth rate	(17.0%)	(1.4%)	(8.8%)	(37.1%)	(64.7%)
Public expenditure (consumption and investment) growth rate	(12.2%)	9.8%	8.4%	1.0%	20.1%
Total private and public fixed investment growth rate(1)	(4.6%)	0.0%	5.2%	1.3%	(23.4)%
Exports growth rate	9.5%	8.5%	3.4%	-0.5%	(19.0)%
Imports growth rate	(2.2%)	4.0%	3.5%	1.7%	(14.9)%
Inflation (measured by change in CPI)	3.3%	1.5%	2.5%	1.9%	2.2%
Average exchange rate (S//US$)	3.38	3.26	3.29	3.34	3.50
End of period exchange rate (S//US$)	3.36	3.25	3.38	3.32	3.62
Central Bank interest rate (end of period)	4.25%	3.25%	2.75%	2.25%	0.25%
Population (million)(1)	31.5	31.8	32.2	32.5	32.6
Unemployment rate(1)	6.7%	6.7%	6.6%	6.3%	15.1%
Total public debt (US$ billions)	46.7	53.6	57.9	61.7	68.2
Public debt/nominal GDP (%)	23.8%	24.8%	25.8%	26.8%	35.0%
Net reserves (US$ billions)	61.7	63.6	60.2	68.2	74.7
Net reserves/nominal GDP (%)	31.6%	29.6%	26.7%	29.6%	36.7%
Fiscal surplus (deficit)/ nominal GDP (%)	(2.6%)	(3.1%)	(2.4%)	(1.6%)	(8.9)%

Source: Peruvian Central Bank, SBS, Ministry of Economy and Finance, National Statistical Institute of Peru (INEI), IMF.

(1)	2020 projected by IMF.

The following table sets forth real gross domestic product by expenditure for the years indicated.

GDP by Expenditure (% of GDP unless otherwise stated)	2016	2017	2018	2019	2020
Government consumption	12.0	11.8	13.8	14.1	13.3
Private consumption	65.5	64.8	61.6	62.2	66.0
Total fixed investment	22.6	21.1	25.4	24.2	18.8
Public sector	4.8	4.6	7.3	6.5	4.2
Private sector	17.8	16.9	18.1	17.7	16.7
Change in inventories(1)	(0.0)	(0.5)	(2.8)	(2.8)	(2.1)
Exports of goods and services	22.1	24.3	24.5	24.2	22.5
Imports of goods and services	22.2	22.0	22.6	21.9	20.7
Net exports	(0.1)	2.3	2.0	2.3	1.8
GDP (in billions of US$)	195.3	215.1	225.3	230.4	194.8

Source: Peruvian Central Bank

(1)	Defined as the difference between the volume at the end of the period and the volume at the beginning of the period; valued at the average price over the period.

Key Industry Sectors Relating to Our Business in Peru

Construction and Infrastructure

The Peruvian construction industry nominal GDP is estimated to be US$10.9 billion and accounted for 5.6% of the country’s nominal GDP in 2020, according to the Peruvian Central Bank. Construction GDP did not grow in real terms during the five years from 2016 to 2020. The following table illustrates, from 2016 to 2020, the average real growth rate in both private investment and construction in Peru vis-à-vis the average real GDP growth rate.

Growth of Real Private Investment GDP and Real Construction Sector GDP vs. Real GDP

Source: Peruvian Central Bank.

Mining

Peru is a poly-metallic resources producer and exports several metals including silver, copper, zinc, gold and lead, among others. Peru is also a major contributor to global metal reserves. According to the U.S. Geological Survey of 2021, as of January 2020, Peru held 18.2% of global silver reserves, 8.0% of global zinc reserves, 10.57% of global copper reserves and 5.09% of global gold reserves. According to the Peruvian Central Bank, mining exports reached approximately US$21.9 billion and represented 61% of total Peruvian exports in 2020.

As of October 2020, the Peruvian Ministry of Energy and Mines estimates 46 mining projects at various stages of development involving an estimated investment of US$56.157 billion.

Mining Investment Projects by Level of Development

	Number of Projects	US$ billion
Under construction	5	8,501
Detailed Engineering	4	4,219
Feasibility	17	16,590
Pre-feasibility	20	26,847
Total	46	56,157

Source: Peruvian Ministry of Energy and Mines.

Oil and Gas

The oil and gas activity in Peru has decreased with a sector nominal GDP average annual growth rate of 1% during the five years from 2016 to 2020. Oil and gas activity includes the exploration and production, and transportation and commercialization of hydrocarbon products and derivatives.

According to the Peruvian Ministry of Energy and Mines, during 2020, local production of petroleum was approximately 39.7 Mbbl per day, 25% less than 2019. Peruvian gas production increased considerably since 2004, when the Camisea project, the largest gas project in Peruvian history, began operations. The Peruvian Ministry of Energy and Mines reported that oil and gas proved reserves as of December 31, 2018 were 2,126 MMBOE. The oil and gas proved reserves as of December 31, 2019 and 2020 have not yet been published. The Peruvian government’s reserves methodology may differ materially from the one mandated by the SEC.

Hydrocarbons Proved Reserves and Production Evolution in Peru (in MMboe)

Source: Peruvian Ministry of Energy and Mines

Our Other Markets: Chile and Colombia

Chile

Overview of the Chilean Economy

Our activities in Chile span across the E&C and power services sectors. The following table sets forth the main economic indicators of the Chilean economy for the period from 2016 to 2020.

Values in nominal US$ billion unless otherwise stated	2016	2017	2018	2019	2020
Nominal GDP	250.1	276.9	298.8	279.8	253.7
Nominal GDP / capita (US$)	13,743.8	15,057.6	15,934.7	14,797.2	13,038.0
Real GDP growth rate (%)	1.3%	1.5%	4.0%	1.1%	(5.8)%
Inflation (%, measured by change in CPI)	2.7%	2.3%	2.6%	3.0%	3.0%
Total private and public fixed investment	57.8	61.8	58.7	61.2	52.5
Average exchange rate (CLP/US$)	676.8	649.3	640.29	702.63	792.22
End of period exchange rate (CLP/US$)	667.3	615.2	694.0	732.2	710.95
Population (million)(1)	18.2	18.4	18.8	19.1	19.5
Unemployment rate	6.2%	6.5%	7.1%	7.1%	10.3%
Public Debt / nominal GDP (%)(2)	21.3%	24.9%	25.6%	27.9%	32.9%
Net reserves / nominal GDP (%)	16.2%	14.1%	14.5%	15.4%	13.9%
Fiscal surplus (deficit) / nominal GDP (%)	(2.7%)	(2.8%)	(3.1%)	(4.4%)	(7.4%)

Source: Chilean Central Bank, Chilean Government Budget Office, IMF, Global Insight

(1)	2019 and 2020 projected by the IMF
(2)	2020 data presented as of September 30, 2020.

The Chilean real GDP grew at an average annual rate of 0.42% during the five years from 2016 to 2020 in real terms. The country’s nominal GDP per capita has decreased 5.14% from US$13,743.8 in 2016 to US$13,038.0 in 2020. Inflation has remained stable since 2016, averaging 2.7% between 2016 and 2020, in line with the Chilean Central Bank’s inflation target of 3% +/- 1%. Chilean sovereign debt has the highest rating in the South America region, rated A by S&P (March 2021), A1 by Moody’s (August 2020) and A- by Fitch (October 2020).

Colombia

Overview of the Colombian Economy

Our current activities in Colombia involve technical services provided primarily to the power services sector. The following table sets forth the main economic indicators of the Colombian economy for the period from 2016 to 2020.

Values in nominal US$ billion unless otherwise stated	2016	2017	2018	2019	2020
Nominal GDP	299.4	303.5	311.1	321.5	299.5
Nominal GDP / capita (US$)	6,142.7	6,157.5	6,243.7	6,381.9	5,945.6
Real GDP growth rate (%)	2.1%	1.4%	2.5%	3.3%	(6.8)%
Inflation (%, measured by change in CPI)	5.8%	4.1%	3.2%	3.8%	1.6%
Total private and public fixed investment	66.7	66.7	64.6	67.4	58.7
Average exchange rate (COP/US$)	3,051.0	2,951.3	2,956.6	3,281.1	3,693.3
End of period exchange rate (COP/US$)	3,000.7	2,984.0	3,249.8	3,277.1	3,432.5
Population (million)(1)	46.9	47.4	48.3	49.4	50.4
Unemployment rate(1)	8.7%	8.6%	9.7%	9.5%	13.4%
Public Debt / nominal GDP (%)	42.8%	45.3%	50.4%	47.5%	55.4%
Net reserves / nominal GDP (%)	16.6%	15.4%	14.2%	16.5%	19.7%
Fiscal surplus (deficit) / nominal GDP (%)	(3.9%)	(3.3%)	(3.1%)	(2.5%)	(2.9%)

Source: Colombian National Department of Administration of Statistics (DANE), Colombian Central Bank, Colombian Treasury Department, IMF, Global Insight

(1)	2019 projected by the IMF

Colombian real GDP grew at an average annual rate of 0.5% during the five years from 2016 to 2020. The country’s nominal GDP per capita has decreased 3.2% from US$ 6,142.7 in 2016 to US$ 5,945.6 in 2020. Inflation has increased in recent years, averaging 3.7% per year from 2016 to 2020, in line with the Colombian Central Bank’s inflation target of 3% +/- 1%. On the other hand, the Colombian peso depreciated from an average of COP 3,051.0 per US$1.00 in 2016 to an average of COP 3,693.3 per US$1.00 in 2020. Colombia’s sovereign debt currently holds BBB- by Fitch (November 2020), BBB- from S&P (March 2020), and Baa2 from Moody’s (December 2020). Colombia is also recognized for its investor-friendly legal regime.

E. Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

For information about performance guarantees and similar instruments that we obtained in the ordinary course of business, see note 31 to our audited annual consolidated financial statements included in this annual report.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with payment terms as of December 31, 2020.

	Payments Due By Period (in millions of S/)
	Less than 1 year	1-2 years	3-5 years	More than 5 Years	Total
Indebtedness(1)	477,745	225,581	292,954	709,682	1,705,962
Capitalized Lease Obligations(1)	33,585	39,321	33,955	18,256	125,117
Interest(2)	100,079	134,492	297,493	287,204	819,268

Total(3)	611,409	399,394	624,402	1,015,142	2,650,347

(1)	Includes principal only of our indebtedness and capitalized lease obligations, other than interest payable on the corporate bonds of Norvial and Línea 1.
(2)	Includes the effect of our interest swap agreements described in “—Derivative Financial Instruments.”
(3)	Excludes building leases, which are not material.

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

On December 9, 2020, an extraordinary shareholders’ meeting of the company elected a new board of directors, consisting of nine directors, seven of whom were not previously directors of the company. The term of the current board of directors is three years and expires in December of 2023. Due to the ongoing effects of the COVID-19 pandemic and government measures to limit the spread of the virus, our annual shareholders’ meeting was postponed and our prior board of directors continued to exercise their functions until the new board was elected.

Name	Position	Year of Birth	Year of First Appointment
Christian Laub	Chairman of the Board	1970	2019
Nicolas Bañados Lyon	Vice Chairman of the Board	1976	2020
Juan Antonio Arrieta Ocampo	Director (Independent)*	1946	2020
Miguel Angel Bazan Garcia	Director (Independent)*	1954	2020
Miguel Grau Quinteros	Director (Independent)*	1971	2020
Santiago Hernando Perez	Director (Independent)*	1953	2020
Carlos Rojas Perla	Director (Independent)*	1971	2020
Antonio Carlos Valente Da Silva	Director (Independent)*	1952	2020
Esteban Viton Ramirez	Director	1952	2019

*	Independent under the Exchange Act independence standards.

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

Nicolas Bañados Lyon. Mr. Bañados was appointed as a director of the company in December of 2020. He has a degree in Commercial Engineering from the Pontificia Universidad de Chile with a Master’s degree in Economics from the same university and an MBA from the Wharton School of Business at the University of Pennsylvania. He currently holds the position of Managing Director Private Equity at Megeve Investments and is a director of Termotasajero, Haldeman Mining Company, Serabi Gold and Enjoy, among other companies. He is also a member of the LP Council of the Emerging Markets Private Equity Association (EMPEA).

Juan Antonio Arrieta Ocampo. Mr. Arrieta was appointed as a director of the company in December of 2020. Mr. Arrieta holds a bachelor’s degree in Agricultural Engineering from the Universidad Agraria La Molina and an MBA from ESAN. He has assumed management and direction positions in Agroexportaciones Manuelita, Agrokasa, Backus & Johnston Trading, Shering Plough Corporation, AB Volvo del Perú and Cosapi, among others. He has served as a director in Agroindustrial Laredo and Agroexportaciones Manuelita and the Asociación Peruana de Agroindustrias del Azúcar y Derivados. He currently serves as a director of Sociedad Agrícola Saturna, Agrícola La Venta, Imecol/Perú and the Asociación de Graduados de la Universidad Agraria de La Molina.

Miguel Angel Bazán García. Mr. Bazán was appointed as a director of the company in December of 2020. He holds a bachelor’s degree in Mechanical Engineering from the Universidad Católica del Perú, a Master in Economics and Business Administration from IESE, University of Navarra, with several specialization courses at the University of Navarra, Harvard Business School and Stanford University. He is currently Director and Professor of the General Management Department of the Management School of the Universidad de Piura and Director of Compañía Industrial Nuevo Mundo, Ilender Peru, Laboratorios Hersil and Mibanco. He has more than 30 years of experience as a director and manager of companies.

Miguel Grau Quinteros. Mr. Grau was appointed as a director of the company in December of 2020. He graduated from Universidad de Lima and holds a Master of Laws with a major in Civil Law from Pontificia Universidad Católica del Perú. He has postgraduate studies in domestic and international arbitration at the Arbitration Center of the Lima Chamber of Commerce and at the High Specialization Program in International Arbitration of the Universidad de Lima, respectively. Mr. Grau is a litigator with more than twenty-four years of professional experience. He advises companies on arbitration and judicial litigation of a civil, commercial, contentious-administrative and constitutional nature, related to public and private contracting, property, corporate, infrastructure of large works, aeronautics, energy and civil liability issues. He was in charge of the litigation area of Edelnor S.A. (today ENEL). He worked as a litigator at various law firms before forming his own law firm. He is arbitrator for the Arbitration Center of the Lima Chamber of Commerce and the Arbitration Center of the Pontificia Universidad Católica del Perú. He has participated as an expert witness on Peruvian law in the United States District Court, District of Maryland (Federal Court of Maryland). He has been a professor of arbitration at the Centro Integral de Educación Continua de la Universidad de Lima (Postgraduate) in the arbitration course. His work has been highlighted by the international legal directories Chambers & Partners, Legal 500 and Leaders League.

Santiago Hernando Perez. Mr. Hernando was appointed as a director of the company in December of 2020. He holds a degree in chemical sciences, specializing in chemical engineering, from the University of Valladolid, Spain and an MBA from IEDE Business School. He has worked in the utilities and concessions sector as CEO of Aguas Nuevas S.A., New Business Manager at Aguas Andinas S.A., CEO of Concesionaria Intermodal de la Cisterna and director of several sanitary companies in Chile and Uruguay, as well as the urban public transport company Alsacia in Santiago de Chile. Currently, he is an independent consultant in management and administration of companies and business development and is a director of Empresa de Servicios Sanitarios de los Lagos, S.A. and Aguas Santiago Norte S.A.

Carlos Rojas Perla. Mr. Rojas was appointed as a director of the company in December of 2020. He holds a bachelor’s degree in business administration from the Universidad del Pacífico with specialization courses at Harvard University and the Instituto Tecnológico y Estudios Superiores de Monterrey. He was a founding partner of Capia and is currently the CEO of Capia SAFI and a director of Enel Generación Perú S.A.A. He was Chief Investment Officer and director of Compass Group SAFI between 2006 and 2011 and designed and managed Peru Special Investment Funds, the first Peruvian equity hedge fund.

Antonio Carlos Valente Da Silva. Mr. Valente was appointed as a director of the company in December of 2020. He is an engineer from the Pontifícia Universidade Católica do Rio de Janeiro with a post-graduate degree in management from the same institution. He served as CEO and Chairman of the Board of Directors of Telefonica Brazil and Telefonica del Peru. He has been a member of the Board of Directors of the National Telecommunications Agency in Brazil. He is currently a director of Padtec Holding, Dom Rock and Cinnecta.

Esteban Vitón Ramirez. Mr. Vitón was appointed as a director of the company in May 2019. He holds degrees as an economist engineer from the Universidad Nacional de Ingeniería (Peru), a Master’s degree from ESAN Graduate School of Business (Peru), a MsM from the Arthur D Little School of Management (now Hult International Business School), has completed the advanced management program at Harvard University and has completed studies at PAD, INSEAD and others. He is the general manager and director of Pacific Energy and has been a manager of Quimpac and other local companies, as well as other companies in the region. He has been a director of Kallpa and Cerro del Águila.

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

Name	Position	Year of Birth	Year of Appointment	Year of First Employment at the Company
Luis Díaz Olivero	Chief Executive Officer	1970	2017	1993
Dennis Gray Febres	Chief Financial Officer	1975	2020	2011
Daniel Urbina Pérez	Chief Legal Officer	1969	2018	2018
Fernando Dyer Estrella	Chief Risk and Compliance Officer and Interim Chief Audit Executive	1962	2017	2017
Carlos Ochoa Febres	Chief Human Resources Officer (Interim)	1978	2021	2019
Javier Vaca Terron	Chief Executive Officer of Cumbra	1970	2018	2008
Antonio Cueto Saco	Chief Executive Officer of Infrastructure	1966	2017	1996
Rolando Ponce Vergara	Chief Executive Officer of Viva	1963	2008	1993
Reynaldo Llosa Martinto	Chief Executive Officer of UNNA Energía	1960	2014	2014
Manuel Wu Rocha	Chief Executive Officer of Highway Concessions	1977	2018	2001
Mario Gálvez Abad	Chief Executive Officer of Línea 1	1972	2018	2017
Antonio Rodríguez Canales	Chief Executive Officer of Morelco	1963	2018	1999
Alejandro Palma Jara	Chief Executive Officer of Vial y Vives-DSD and Regional Manager of Cumbra Ingeniería	1959	2018	2018
Manuel Fernández Pollan	Chief Executive Officer of Qualys S.A. and Adexus/Chief of Information Technology	1958	2019	2016

Ms. Mónica Miloslavich Hart tendered her resignation as chief financial officer of the company for personal reasons, effective June 30, 2020. Mr. Dennis Gray has served as the chief financial officer of the company since July 2020. In addition, Mr. Carlos Gómez Pinto tendered his resignation as chief audit executive of the company for personal reasons, effective May 15, 2020. Mr. Fernando Dyer Estrella currently serves as the interim chief audit executive of the company, as the company searches for a permanent chief audit executive. Mr. Dyer is currently also the chief risk and compliance officer of the company. Ms. Marlene Negreiros tendered her resignation as corporate human resources officer for personal reasons, effective February 15, 2021. Mr. Carlos Ochoa was appointed as interim corporate human resources officer on the same date.

The following sets forth selected biographical information for each of our executive officers:

Luis Francisco Díaz Olivero. Mr. Díaz joined the group in 1993, and has been our chief executive officer since March 2, 2017 and was our deputy chief executive officer from February to March 2, 2017. Before that, he served as chief operating officer since 2015, as infrastructure officer between April 2013 and December 2014, and as the chief executive officer of our subsidiary UNNA Energía between 2011 and April 2013. He holds a degree in industrial engineering, and an MBA from the University of Pittsburgh. He also served as the deputy chief executive officer of UNNA Energía from 2009 to 2011; chief financial officer of AENZA from 2004 to 2009; and chief financial officer of our subsidiary Cumbra from 2001 to 2004. He is a member of the boards of directors of Cumbra, UNNA Energía and Viva.

Dennis Gray Febres. Mr. Febres joined the group in 2011 and has served as our chief financial officer since July 2020. He served as the chief financial officer of our infrastructure business unit from 2018 to 2020, and our head of corporate finance and investor relations from 2011 to 2018. Prior joining the group, he was a vice president and head of local debt capital markets at Citibank del Perú, and general manager of Citicorp Perú S.A., Sociedad Agente de Bolsa. He holds a degree in economics from the Universidad del Pacífico with concentration in Finance. Mr. Gray is also member of the board of directors of the several group subsidiaries, including Línea 1, UNNA Energía, Norvial and La Chira.

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

Fernando Dyer Estrella. Mr. Dyer is the Chief Risk and Compliance Officer and Interim Chief Audit Executive of AENZA, and is responsible for our company’s Corporate Risk and Compliance Program. Fernando has more than 30 years of international experience in audit, finance, internal controls, governance, ethics, compliance and management at leading multinationals. His experience includes the design, implementation, management and leading international programs on risk assessment, code of conduct, whistle blower, due diligence, anticorruption, anti-money-laundering and international sanctions aimed to deter, detect and protect companies from crimes (focused on FCPA and UK Bribery Act). Mr. Dyer holds an MBA form Université de Genève (Switzerland), specialized in International Management, and a BA in Accounting from the Universidad del Pacífico (Peru). He is a Certified Anti-Money Laundering Specialist (CAMS) by the Association of Certified Anti-Money Laundering Specialists (USA), a Certified Corporate Compliance & Ethics Professional (CCEP) by the Society of Corporate Compliance and Ethics (USA), and an International Faculty of the International Training Compliance and International Compliance Association – ICT/ICA – (United Kingdom). Mr. Dyer speaks English, French and Spanish fluently.

Carlos Ochoa Febres. Mr. Ochoa joined the group in August 2019 as Infrastructure HR Manager. Before that, he served as Corporate Human Resources Officer in Komatsu-Mitsui, and prior to that, he served as Corporate Talent Manager also in Komatsu-Mitsui. He holds a degree in Industrial Engineering from Universidad Peruana de Ciencias Aplicadas, an Executive MBA from PAD-Universidad de Piura, and an Executive HR program certification from Ross Business School of the University of Michigan.

Javier Vaca Terron. Mr. Vaca graduated as a Civil Engineer, Channels and Ports from the Universidad Politécnica de Madrid in 1996. He joined the Spanish company, Ferrovial Agroman, participating in the study of international works and directing the execution of projects in Madrid. In 2004, he completed an Executive MBA at IESE and joined Grupo Assignia as Director of International Production at the construction company, developing his work mainly in Latin America. In 2007, he was assigned new responsibilities within the Assignia group, as CEO of another group company, Eductrade, dedicated to foreign trade in the field of Health and Education. In 2014, he returned to the construction industry, this time directing the Business Development and Studies, Hiring and Institutional Relations Areas of the Spanish FCC. In 2016, he joined the OHL company as Southern Cone Zone Director, based in Santiago, Chile. In February 2018, he joined AENZA as Regional Manager of the Engineering and Construction area and now serves as Chief Executive Officer of Cumbra.

Antonio Cueto Saco. Mr. Cueto joined the group in 1996 and is currently the general manager of infrastructure. Antonio has held various positions in the group as director of the infrastructure area, country manager in Chile and director of operations in 2017. He has a degree in Economics from the Universidad Católica del Perú and a Master’s degree in Business Administration from the Pontifica Universidad del Pacífico (Peru). He also has a master’s degree in administration and finance from HEC (France).

Rolando Ponce Vergara. Mr. Ponce joined the group in 1993 and has served as the chief executive officer of our subsidiary Viva since 2008, and as our chief real estate area officer since 2014. He holds a degree in civil engineering from Universidad Ricardo Palma (Peru). He also holds a Master’s degree in construction and real estate business management from the Pontificia Universidad Católica de Chile-Politécnica de Madrid, Spain. He previously served as manager of Cumbra’s real estate division. He is currently a member of the boards of directors of our subsidiaries Viva and Almonte.

Reynaldo Llosa Martinto. Mr. Llosa joined the group in 2014, and has served as the chief executive officer of UNNA Energía since February 2014. He holds a degree in mechanical engineering from the University of Houston, as well as an MBA from the Universidad de Piura (Peru). He has completed several technical and executive programs, including certificate programs at Rice University and Northeastern Kellogg School of Management. He served as the chief executive officer of BPZ Energy from 2010 to 2013. Prior to that, he had worked in Schlumberger for 25 years, the last 15 of which he spent in management positions.

Manuel Wu Rocha. Mr. Wu is a civil engineer from the Pontificia Universidad Católica del Perú and holds a Master’s degree in business administration from the Universidad de Piura (Peru). He joined the group in 2001, and acted as chief technical officer for the oil and gas, electricity, infrastructure and sanitation areas of Cumbra from 2003 until 2007. He became manager of purchases and logistics of Cumbra in 2007, and general manager of the consortium Lima Actividades Comerciales comprised by Cumbra and Aguas de Barcelona from 2009 until 2011. Since 2011, he has worked as chief executive officer of Línea 1 S.A. Mr. Wu is currently Chief Executive Officer of Highway Concessions.

Mario Gálvez Abad. Mr. Gálvez joined the group in January 2017, assuming the Deputy General Manager of our subsidiary Línea 1. He holds a bachelor’s degree in economics with complementary studies in negotiation, project evaluation and credit risk. He has more than 15 years of experience in commercial and consumer banking. He served as general manager at Aeropuertos del Perú and also held the position of Administration and Finance Manager at the same company. He is currently a director of our subsidiary Línea 1.

Antonio Rodriguez Canales. Mr. Rodríguez joined the group in 1999, and is the Chief Executive Officer of Morelco, our Colombian construction subsidiary, since August 2018. He previously served as Chief Investment Officer from 2017 to 2018, as chief commercial officer from 2015 to 2017, and as a chief investment officer, from 2010 to 2014. Before that, he was the chief executive officer of Larcomar from 1999 to 2010. He also served as director of our subsidiaries CAM, GMD and Morelco. He holds a degree in accounting from the Universidad de Lima (Peru), a Master’s in business administration from ESAN, and a MBA degree from The Birmingham Business School in the UK.

Alejandro Palma Jara. Mr. Palma joined Vial y Vives – DSD in June 2018 as Mining Commercial Manager, and was appointed as Interim General Manager in January 2019. He was subsequently appointed regional manager of Cumbra Ingeniería engineering, a position he currently holds. He is a Construction Engineer (Chile) and holds a Master’s degree in Civil Engineering in Geotechnical Engineering and Infrastructure from the University of Hannover (Germany), and has been recognized as well as a Diplom-Bau Ingenieur in Germany. He has over 34 years of national and international professional experience in construction, mining consulting and engineering. He is also a Qualified Person at the Registro Público de Personas Competentes en Recursos y Reservas Mineras of Chile. He was general manager at SRK Consulting Chile for 15 years, Board Director in Chile for 13 years, Board Director of SRK Consulting (Global) for 10 years, Board Director and Vice President of SRK Consulting (Argentina) for 7 years and Board Director of SRK Consulting (North America (USA-Canada-Mexico)) for 3 years. He was also, from July 2016 until February 2018, Vice President Mining Consulting for South America and Vice President for Ausenco Chile & Argentina. He was a key player introducing successfully in Chile the first double shield Tunneling Boring Machine TBM for the 7.9 Km long Tunnel Sur Los Bronces from Anglo American and worked as project director until the excavation was completed. He led directly the Prefeasibility Study for the 95 ktpd iron ore project Dominga (US$2.4 Billion), with more than 130,000 man-hours with a scope from mine to port (including R&R estimation), and also led most of the large projects carried out at SRK for 15 years.

Manuel Fernández Pollan. Mr. Fernández joined the Group in December 2015 as chief executive officer of Adexus in Chile. He also served as director the Corporate Management of Services of Cumbra, is the President of Adexus and a director of CAM. Mr. Fernández holds a Bachelor’s degree in Industrial Engineering from the Universidad Politécnica de Madrid, an MBA from CEPADE in Madrid and a Master’s degree in Strategic Planning and Finance from IDE in Madrid. He has worked for 10 years at Emerson Network Power, the last three years as Vice President of Sales and Regional Operations of Latin America. Before that he was chief executive officer for the Andean Countries (Colombia, Ecuador, Venezuela and Peru). Previously he worked in the Telefónica group, occupying different positions in Spain and Latin America, the last two years in Peru as chief executive officer of Telefónica Servicios Compartidos and Vice President of Resources of Telefónica del Perú. Mr. Fernandez is currently a director of our subsidiary Qualys S.A., Adexus and Chief Information Technology.

Executive Commission

The Executive Commission is currently comprised by our Chief Executive Officer, Chief Operating Officer, and the Business Segment Executive Officer for each of the three segments, our Chief Financial Officer, our Chief Legal Officer, our Chief Human Resources Officer, our Chief Audit Executive, our Chief Risk and Compliance Officer and Corporate Information Technology Officer. The Executive Commission evaluates, at the management level, among other matters, our strategic plan, annual budget and annual investment plan.

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

In 2020, total compensation paid to our board of directors amounted to S/2.51 million, including compensation paid to directors that serve on our subsidiaries’ board of directors. In 2020, total compensation paid to our executive officers amounted to S/20.16 million.

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

Audit Committee

Our Audit Committee is comprised of three directors, all of which are independent under the Exchange Act. The current members of our Audit Committee are Mr. Carlos Rojas Perla (chairman of the committee); Mr. Miguel Angel Bazán García and Mr. Juan Antonio Arrieta Ocampo. These directors have extensive business and economic experience in Peru. Miguel Angel Bazán García qualifies as an “audit committee financial expert” in accordance with NYSE standards and applicable SEC rules. Our Audit Committee oversees our corporate accounting and financial reporting process. The Audit Committee is responsible for:

•	reviewing the integrity of our financial statements and financial reports;

•	reviewing our financial statements;

•	evaluating our internal controls and procedures, and identifying deficiencies;

•

advising the board of directors of its recommendation to our annual shareholders’ meeting regarding the appointment of our external auditors, determining their compensation, retention and oversight, and resolving any disagreements that may arise between management and our external auditors;

•	supervising and evaluating the external and internal audit processes;

•	appointing or removing the corporate audit manager;

•	evaluating our company’s compliance with the Board of Director’s internal regulation, as well as with general principles of corporate governance;

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

The chief audit executive reports to this committee. Our board of directors has adopted a written charter for our Audit Committee that is included in the Charter of the Board of Directors, which is available on our website at www.aenza.com.pe.

Talent Committee

Our Talent Committee is comprised of three directors, all of which are independent in accordance with NYSE independence standards. The current members of the committee are Mr. Juan Antonio Arrieta Ocampo (chairman of the committee), Mr. Santiago Hernando Pérez and Mr. Esteban Vitón Ramirez. The Talent Committee is responsible for:

•	reporting to our board of directors on the appointment and dismissal of senior executives;

•

advising the board of directors of its recommendations to the shareholders’ meeting on director appointments, determination of the number of directors, director compensation and appointment of directors to substitute exiting directors;

•	proposing the size and members of board committees to the board of directors;

•

reviewing and proposing to the board of directors corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives, and determining and approving CEO compensation;

•

establishing compensation arrangements for senior executives in accordance with the financial results of our company; proposing measures to ensure transparency in the remuneration of directors and senior executives;

•	evaluating and approving our human resources policies, including succession plans;

•

approving the appointment and termination of managers that report directly to the chief executive officer (other than managers that report functionally to the Risk and Compliance Committee and to the Audit Committee);

•	approving corporate policies related to compensation, succession, selection and retention of talent and the exceptions to such corporate policies;

•	evaluating the performance of the board of directors and of management on an annual basis;

•	reporting to our board of directors on matters regarding related party transactions that could result in a conflict of interest; establishing our social responsibility policies; and

•	appointing third-party independent compensation consultants, and establishing the compensation of and overseeing the third-party independent compensation consultants;

•	proposing candidates for the position of chief executive officer to the board of directors;

•	monitoring the internal image of the company and proposing to the board of directors measures to protect such image; and

•	approving organizational structures and restructuring or redeployment measures of human capital.

As a foreign private issuer, we are not required to maintain a compensation committee that complies with all of the U.S. laws and regulations and NYSE requirements applicable to U.S. issuers.

Our board of directors has adopted a written charter for our Talent Committee that is included in the Charter of the Board of Directors, which is available on our website at www.aenza.com.pe.

Strategy and Investment Committee

Our Strategy and Investment Committee is comprised of three directors, one of which is independent under the NYSE independence standards. The current members of the committee are Mr. Nicolas Bañados Lyon (chairman of the committee), Mr. Christian Laub and Mr. Antonio Carlos Valente da Silva.

The Strategy and Investment Committee is responsible for:

•	establishing our investment policies;

•	assessing the profitability of the company’s investments;

•	proposing to the board of directors the approval of the annual budget and the strategic plan;

•	proposing to the board of directors the approval of strategic guidelines;

•	approving and monitoring the liquidity plan and the capitalization or indebtedness of the company;

•	proposing to the board of directors the approval of equity contributions, mergers or acquisitions and any purchase or sale of companies or businesses;

•	approving our annual investment plan; and

•	analyzing the projects that would require an investment greater than US$5 million.

Our board of directors has adopted a written charter for our Strategy and Investment Committee that is included in the Charter of the Board of Directors, which is available on our website at www.aenza.com.pe.

Risk and Compliance Committee

Our Risk, Compliance Committee is comprised of three directors, two of which are independent under NYSE independence standards. The current members of the committee are Mr. Christian Laub (chairman of the committee), Mr. Carlos Rojas Perla and Mr. Miguel Grau Quinteros. The Risk and Compliance Committee is responsible for:

•	approving the structure, and evaluating the performance of the organization, in matters of risks and compliance;

•	approving the policies and limits of exposure to risk, monitoring the risk profile of our company, and supervising the development of the risks and compliance area;

•	identifying and monitoring the indicators of the company’s main risks;

•	approving compliance policies;

•	appointing and removing the corporate risk and compliance manager;

•	reviewing the testing of the controls performed by external audit;

•	reporting to the board of directors on the risk caused by associations with third parties;

•	ensuring that the company and its subsidiaries adopt adequate risk mitigants and implement business continuity and recovery plans;

•	proposing to the board of directors the adoption of crime prevention plans and the promotion of ethical conduct within the company;

•	informing the board of directors of any inconsistency between the company’s business strategy and its policies, and proposing plans to remediate any such inconsistencies;

•	monitoring the implementation of risk and compliance training programs;

•

ensuring compliance with our company’s policies, in particular with the anticorruption policy and the sustainability policy, as well as with applicable laws. This committee can also propose policies, directives and/or complementary procedures that contribute to strengthening the responsible management of our company; and

•	supervising and reporting to our board of directors on social responsibility practices and management.

The Chief Risk and Compliance Officer reports to this committee.

Our board of directors has adopted a written charter for our Risk and Compliance Committee that is included in the Charter of the Board of Directors, which is available on our website at www.aenza.com.pe.

Operating Board Committees

We also have three operating board committees that meet monthly and are comprised of members of our board of directors, including at least one independent member under NYSE independence standards per committee. These committees supervise the management of our three business segments.

Engineering and Construction Committee

Our Engineering and Construction Committee supervises the operations of our E&C segment. The current members of the committee are Mr. Santiago Hernando Perez (chairman of the committee), Mr. Christian Laub and Juan Antonio Arrieta Ocampo.

Infrastructure Committee

Our Infrastructure Committee supervises the operations of our Infrastructure segment. The current members of the committee are Mr. Antonio Carlos Valente da Silva (chairman of the committee), Mr. Nicolás Bañados Lyon and Mr. Carlos Rojas Perla.

Real Estate Committee

Our Real Estate Committee supervises the operations of our Real Estate segment. The current members of the committee are Mr. Miguel Grau Quinteros (chairman of the committee), Mr. Esteban Viton Ramirez and Mr. Miguel Angel Bazán García.

D. Employees

We have developed an extensive and talented team, including more than 2,000 engineers, which gives us the capability and scale to undertake large and complex projects. We also have access to a network of approximately 117,000 manual laborers throughout Peru that can supplement our workforce when required by our projects. Moreover, we have the flexibility to engage our own workers on projects outside Peru, avoiding the need to seek new employees in other countries.

As of December 31, 2020, we had a total of 18,204 full-time employees, including approximately 12,000 manual laborers, a number that fluctuates depending on our project backlog. At such date, we also worked with 2,682 employees of subcontractors. Occasionally, we employ subcontractors for particular aspects of our projects, such as carpenters, specialists in elevator installation and specialists in glassworks. We are not dependent upon any particular subcontractor or group of subcontractors. As of December 31, 2020, 25.2% of our employees worked outside Peru. The following table sets forth a breakdown of our employees by category as of December 31, 2020.

Salaried Employees	E&C	Infrastructure	Real Estate	Corporate(3)	TOTAL
Engineers	1,297	357	55	330	2,039
Other Professionals	455	266	50	236	1,007
Technical specialists	1,317	544	35	306	2,202
Manual Laborers(1)	10,199	1,715	—	—	11,914
Joint operation employees(2)	934	108	—	—	1,042
Subtotal	14,202	2,990	140	872	18,204
Subcontracted employees	1,814	662	—	61	2,537

Total	16,016	3,652	140	933	20,741

(1)	The number of manual laborers, who form part of our network of approximately 117,000 manual laborers, varies in relation to the number and size of projects we have in process at any particular time.
(2)	Includes engineers, professionals, technical specialists and manual laborers employed by our joint operations.
(3)	Includes the company, Adexus and our subsidiary Qualys S.A.

The following chart sets forth the changes of our total employees as of December 31, 2018, 2019 and 2020.

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

Through our Academy, we offer continuing education opportunities through a wide selection of courses and training programs targeted at each level. We believe the knowledge that our employees gain through these programs is reflected in the way they work and relate to our clients, adding value in every step. During 2020, we invested more than US$76,840 in continuing education, reaching approximately 720,196 training hours for our employees.

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

In our E&C segment, collective bargaining agreements are negotiated at two levels: (i) on an annual basis between the National Federation of Civil Construction and the Peruvian Chamber of Construction, without our direct involvement; and (ii) on a per project basis directly between the unions and our project committees, in accordance with such annual agreement. In addition, some of our personnel in our gas processing plant belongs to the labor union Unicode Workers Union UNNA Energía S.A. We currently have collective bargaining agreements with some of our gas processing plant workers. These collective bargaining agreements are negotiated on an annual basis.

Safety

We safeguard the health and safety of our employees and of all the persons present in our operations and services. To that end, we provide safe work conditions, we manage risks in a timely manner and we promote a culture of prevention, starting from the leadership and commitment of our senior management.

In 2020, our company trained our top and middle management, collaborators and suppliers or subcontractors in security matters. During this period, we reported an accident incidence rate of 0.24 accidents for every 200,000 hours worked, remaining at a level similar to 2019.

Our occupational health and safety management system in all of our subsidiaries (Chile, Peru and Colombia) is certified by OHSAS 18001. We believe a safe job site contributes to our reputation and ability to gain new business while enhancing employee morale and reducing costs and exposure to liability.

Under our framework, we have provided over 67,600 hours of training in risk prevention for managers and directors, more than 361,600 hours of training for employees and nearly 104,123 hours of training for subcontractors. Additionally, to improve the leadership and commitment of our chain of command, these training sessions were complemented with periodic manager’s visits to projects, the establishment of annual safety goals based on the type of activity, the generation of opportunities to share lessons learned, and the monitoring of safety panels by our board of directors.

E. Share Ownership

As of March 31, 2021, persons who are currently members of our board of directors and our executive officers held as a group less than 1% of our common shares. Our directors and executive officers who in the aggregate hold less than 1% interest in our company are: Mr. Christian Laub, Mr. Nicolas Bañados, Mr. Luis Francisco Díaz Olivero, Mr. Antonio Cueto and Mr. Antonio Rodríguez.

Our directors and executive officers do not have different voting rights.

We have established a plan for certain executives effective since March 2013 that awards cash bonuses for the exclusive use of purchasing shares of our company or of our subsidiaries. The executive must agree to hold the shares for a specific period. If the executive is no longer employed with our company during such period, we are entitled to repurchase the shares at the original purchase price. This benefit is awarded at the discretion and subject to the approval of the Talent Committee of our board of directors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 30, 2021, our issued and outstanding share capital was comprised of 871,917,855 common shares. The following table sets forth the beneficial ownership of our common shares as of April 30, 2021, based on information provided to us by CAVALI S.A. ICLV, the Peruvian clearing house (“CAVALI”) and The Bank of New York Mellon, as depositary for the holders of ADS, except as set forth below.

Shareholder	Number of shares	Percentage owned
GH Holding Group(1)	117,527,103	13.48%
AFP HABITAT	94,648,278	10.86%
Pacifico Corp S.A.C.(2)	87,191,786	10.00%
Fratelli Investment Limited(3)	86,633,390	9.94%
AFP INTEGRA S.A. (Sura Group)	67,265,514	7.71%
AFP PRIMA S.A. (Grupo Crédito)	61,902,445	7.10%
The Bank of New York Mellon, as depositary for the holders of ADS(4)	45,645,455	5.24%
Other Shareholders	311,103,884	35.68%

Total	871,917,855	100.00%

(1)

GH Holding Group is owned by: (i) Enriqueta Graña Miró Quesada, with 30.0%; José Graña Miró Quesada, our former chairman, with 26.1%; Teresa Canepa Yori de Graña, with 26.1%; Maria Francisca Graña Canepa, with 6.0%; and Maria Teresa Graña Canepa, with 6.0%; and Luis Brahim, with 5.8%.

(2)	Based on a Form 13G filed with the SEC on May 1, 2019.
(3)	Based on a Form 13G filed with the SEC on February 12, 2019.
(4)	Excluding AFP PRIMA S.A., AFP PROFUTURO S.A. and Aberdeen Asset Management PLC’s beneficial ownership of our common shares as of March 31, 2020.

As of April 30, 2021, 20 record holders of our common shares were located in the United States (including Bank of New York Mellon, as depositary for the holders of ADS), according to CAVALI.

Certain of our directors and executive officers directly or indirectly own shares of our subsidiaries, none of which constitute 1% or more of the outstanding share capital of any such subsidiary: Mr. Jose Luis Romero, Operations Manager of Cumbra, owns common shares of Cumbra and Mr. Rolando Ponce, Chief Executive Officer of Viva, owns shares of Viva.

The following table sets forth the changes in beneficial ownership of our common shares from December 31, 2018, to December 31, 2020, based on information provided to us by CAVALI and The Bank of New York Mellon, as depositary for the holders of ADSs.

	As of December 31, 2018		As of December 31, 2019		As of December 31, 2020
Shareholders	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned
GH Holding Group(1)	117,538,203	16.11	117,538,203	13.48	117,538,203	13.48
PACIFICO CORP S.A.C(2)	—	—	87,191,786	10.00	87,191,786	10.00
FRATELLI INVESTMENTS LIMITED(3)	72,454,772	9.93	86,633,390	9.94	86,633,390	9.94
IN-CARTADM (AFP Integra-Sura Group)	72,296,726	9.91	72,296,726	8.29	68,357,336	7.84
AFP HABITAT S.A.	—	—	30,581,677	3.51	65,795,596	7.55
AFP PRIMA S.A.	61,902,445	8.49	61,902,445	7.10	61,902,445	7.10
The Bank of New York Mellon, as depositary for the holders of ADS(4)(5)	75,050,020	10.29	88,254,945	10.12	62,943,030	7.22

(1)

GH Holding Group is owned by: Enriqueta Graña Miró Quesada, with 30.0%; José Graña Miró Quesada, our former chairman, with 26.1%; Teresa Canepa Yori de Graña, with 26.1%; Maria Francisca Graña Canepa, with 6.0%; and Maria Teresa Graña Canepa, with 6.0%; and Luis Brahim, with 5.8%.

(2)	Based on a Form 13G filed with the SEC on May 1, 2019.
(3)	Based on Forms 13G filed with the SEC on February 12, 2019 and June 8, 2018.
(4)	As of December 31, 2018, 2019 and 2020, excludes shares of Aberdeen Asset Management PLC, AFP PRIMA S.A. and AFP INTEGRA S.A.
(5)	Depositary change reported through Form 6-K filed on December 10, 2018.

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

Related Party Transactions

We enter into certain related party transactions in the ordinary course of our business. No such transactions in effect during 2020 were material to our company or, to our knowledge, to any such related party, nor were any such transactions unusual in their nature or condition.

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

In 2018, the Peruvian criminal prosecutor charged our company and our engineering and construction subsidiary, Cumbra, as criminal defendants in connection with the IIRSA South project concession (tranche II), and the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) included our company and Cumbra in its criminal investigation. We appealed the court’s decision, but in October 2020, the court provided a formal indictment.

Separately, in connection with these investigations, in December 2018, the Peruvian First National Preparatory Investigation Court also resolved to include our company and Cumbra as civilly-responsible third parties in the investigations related to the IIRSA South project concession (tranche II) and Cumbra as a civilly-responsible third party in the investigations related to Tranches 1 and 2 of the Lima Metro. These proceedings are ongoing.

Peruvian prosecutors have included José Graña Miró Quesada, a shareholder and the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a shareholder, a former board member of our company and former chairman of our subsidiary Cumbra, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranche II), in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña and Hernando Graña, as well as Juan Manuel Lambarri, the former chief executive officer of our subsidiary Cumbra, have been charged in connection with Tranches 1 and 2 of the Lima Metro project. José Graña indicated in public statements to the media that he and Hernando Graña had initiated a process of plea bargaining with Peruvian prosecutors in respect of multiple projects in which our company participated with Odebrecht and in respect of the alleged “construction club.” This may include providing information related to wrongdoing or knowledge of improper behavior while they were at the company. We cannot assure you what they will ultimately say to government authorities, or that their statements will not adversely affect the company’s business.

INDECOPI initiated in 2017 investigations regarding allegations that certain construction companies in Peru, including our subsidiary Cumbra, colluded as a “construction club” to receive public contracts. On February 11, 2020, INDECOPI provided notice that an administrative sanctions proceedings involving a total of 35 construction companies, including our subsidiary Cumbra, and 28 natural persons, was moving forward. On March 9, 2021, we were informed that the Technical Secretariat of INDECOPI’s Commission for the Defense of Competition issued a lengthy opinion report that recommended to the commission the imposition of administrative fines in connection with the proceedings, including S/103 million (US$27.4 million) for Cumbra. We reviewed the report together with our advisors, and on April 22, 2021, we filed a written reply with INDECOPI.

Management has estimated the value of the company’s contingencies related to these administrative proceedings may be approximately US$8 million (S/29 million), and established a provision in this amount as of December 31, 2020 in the company’s financial statements. INDECOPI’s Commission for the Defense of Competition is expected to issue a decision in first instance between the second and third quarter of 2021. If a decision is reached, Cumbra may appeal before the INDECOPI’s internal tribunal, which tribunal would be the final arbiter of any administrative penalty. Although its decision may be judicially challenged, such challenge would not suspend the company’s obligation to pay any administrative fine imposed by INDECOPI or its tribunal.

Separately, in December 2018, Cumbra was formally included as a civilly-responsible third party, along with eleven other construction companies, in the criminal investigation conducted by a Peruvian public prosecutor based on facts similar to those under investigation by INDECOPI. In December 2019, the prosecutor criminally charged Cumbra and another of our subsidiaries, Concar, and other companies in the construction sector in Peru, as well as a former director and senior management of our company, with collusion and other alleged crimes. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Key Developments— Investigations regarding potential corruption or other illegal acts could have a material adverse effect on our business, financial condition and results of operations.”

In December 2019, we entered into a preliminary settlement and cooperation agreement with the Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel. The agreement related to investigations of substantially all of the past projects in which the company participated with Odebrecht (other than the Chavimochic project, which is not under investigation), as well as the company’s alleged participation in the “construction club” (excluding INDECOPI’s separate administrative proceedings). Although the Peruvian government undertook to enter into a final settlement and cooperation agreement within sixty business days, we have not reached a final agreement.

Since that time, the company has made significant progress in the negotiation of a final settlement and cooperation agreement, the terms of which remain under discussion with Peruvian authorities and are confidential. Although we are in advanced discussions with Peruvian authorities, we cannot assure you that an agreement will be reached in a timely manner, on expected terms or at all, and any agreement would be subject to further approval by the Peruvian court.

A class action civil lawsuit was filed in 2017 against our company and certain of our former directors and former and current executive officers in the United States. In February 2020, we executed a term sheet with the plaintiffs that provides the general terms and conditions for a final settlement agreement. On July 2, 2020, we executed a Stipulation and Agreement of Settlement formalizing the terms of the settlement. The settlement received preliminary approval from the court on August 18, 2020, but remains subject to final approval of the court. The settlement terms stipulate that the civil lawsuit will be fully and finally dismissed in exchange for a total settlement amount of US$20 million, of which the company is responsible for US$15 million, and the company recorded provisions of US$15 million as of December 31, 2020. The remaining US$5 million was paid by the company’s D&O insurers. The company made an initial payment of US$350,000 into the settlement fund escrow account in September 2020. The settlement terms stipulate that the remaining $14,650,000, plus interest of 5% per annum running from September 17, 2020, must be paid by the company by June 30, 2021. We have initiated discussions with the plaintiffs regarding a deferral of this payment, but we cannot assure you that an agreement will be reached. No members of the plaintiff class filed objections to the settlement prior to the November 24, 2020 deadline for such objections to be filed. On December 21, 2020, a magistrate judge held a hearing on the motion for final approval of the settlement, which final approval motion remains pending. If the court does not order final approval of the settlement, or the company fails to comply with the terms of the settlement, we would expect the lawsuit to resume.

In July 2020, our subsidiary Cumbra filed a complaint in Peru, in the amount of US$78 million, against Técnicas Reunidas for breach of contract in connection with the Talara refinery project. The complaint alleges, among other things, that Técnicas Reunidas failed to reimburse Cumbra for additional costs incurred as a result of an expanded scope of work. Técnicas Reunidas filed a counter-claim in the amount of US$81 million, claiming that Cumbra’s allegations lacked merit and that Cumbra breached its contract by abandoning work without cause. In addition, in connection with the proceedings, in December 2020, Técnica Reunidas enforced two letters of credit in the amount of approximately US$24 million that Banco Santander had issued on behalf of Cumbra, as security for an advance payment in connection with the project. Cumbra amended its claim to include the proceeds of those letters of credit, which amounts have been separately been converted into a loan payable from Cumbra to Banco Santander. See “—Indebtedness.”

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

Certain of our debt or other contractual obligations may restrict our ability to pay dividends. For example, we will not be able to make any dividend payments until all outstanding amounts under the Financial Stability Framework Agreement and the CS Peru Infrastructure Loan have been repaid or discharged in full. In addition, the indentures of the senior secured notes issued by Línea 1 and the corporate bonds issued by Norvial contain certain customary covenants, including restrictions on our and our subsidiaries’ ability to pay dividends if we are in default under the agreement, and the corporate bonds of Cumbra imposes a limitation to Cumbra to distribute dividends to us. “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Holders of common shares are not entitled to interest on accrued dividends. In addition, under Article 232 of the Peruvian Corporate Law, the right to collect accrued dividends declared by a publicly-held company expires ten years from the original dividend payment date.

Previous Dividend Payments

No dividends were declared or paid from 2018-2020 for our common shares.

B.	Significant Changes.

Except as disclosed in “Item 5. Operating and Financial Review and Prospects— Key Developments” and note 37 to our audited annual consolidated financial statements included in this annual report, we have not experienced any significant changes since the date of our audited annual consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs

Our ADSs are listed on the NYSE under the symbol “AENZ.” On July 29, 2013, we completed our initial equity offering in the United States of 19,534,884 ADSs, representing 97,674,420 common shares. On March 31, 2021, the closing price on the NYSE was US$2.31 per ADS. On May 17, 2018, the NYSE suspended the trading of our ADSs and commenced proceedings to delist our company. Our company appealed the decision. From May 21, 2018 until July 5, 2018, our ADSs were available for trading on the over-the-counter (OTC) market in the United States. On Friday, July 6, 2018, trading of our ADSs resumed on the NYSE.

On November 2, 2020, the annual shareholders’ meeting of the Company approved the change of the Company’s name from Graña y Montero S.A.A. to AENZA S.A.A. Effective November 12, 2020, our common shares and ADSs were tradeable on the Lima Stock Exchange and the NYSE, under the ticker symbols “AENZ” and “AENZAC1”, respectively.

Our Common Shares

Our common shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbol “AENZAC1”. On March 31, 2021, the closing price on the Lima Stock Exchange was S/1.80 per common share. As of May 31, 2021, 20 record holders of our common shares were located in the United States, according to CAVALI.

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of the day of this annual report, there were 267 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation. As of March 31, 2021, the Lima Stock Exchange had a share capital of S/182,092,340, divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares of par value S/1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights.

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

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	2016	2017	2018	2019	2020
Market capitalization (in millions of soles)(1)	416,787	526,841	481,081	537,389	599,918
Volume (in millions of soles)	15,342	29,022	20,975	18,154	20,942
Average daily trading volume (in millions of soles)	61	116	84	72	82

(1)	End-of-period figures for trading on the Lima Stock Exchange.

The stock market capitalization of companies listed on the Lima Stock Exchange was US$165.5 billion at the end of 2020, compared to US$124.0 billion, US$162.4 billion, US$142.4 billion and US$162.0 billion at the end of 2017, 2018, 2019 and 2020, respectively.

Total market volume in 2020 was US$5.7 billion, reflecting a 5.0% increase compared with 2019. Equity market volume, which represented 65.25% of total market volume, ended the 2020 year at US$3.8 billion, 4.8% higher than the previous year. The repo market, which represented 8.60% of total market volume, reported volume of US$496.7 million in 2020, reflecting a decrease of 10.27%.

The total number of operations in the market in 2020 increased by 28.68%, closing the year at 114,976 operations. The number of operations in the equity market in 2020 increased by 34.7% to 107,883 operations.

In 2020, the S&P/BVL Peru General Index (Índice S&P/BVL Peru General) reached 20,822.15 points, increasing 1.4% compared to 2019. In 2019, it reached 20,526.13 points, increasing 6.1% compared to 2018, and in 2018, it reached 19,350.40 points, decreasing 3.1% compared to 2017.

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

CS Peru Infrastructure Loan

On July 31, 2019, the company entered into a medium term loan credit agreement for US$35 million (equivalent to S/112.9 million) with CS Peru Infrastructure Holdings LLC, the proceeds of which were used as working capital for the company and its subsidiaries, GyM and Adexus. The term of the loan is three years, with quarterly installments of principal beginning on the 18th month. The loan accrues interest at the following rates per annum: (i) for the period from and including the July 31, 2019 to but excluding the date that is six months after the closing date, 9.10%; (ii) for the period from and including the date that is six months after the closing date to but excluding the date that is one year after the closing date, 9.35%; (iii) for the period from and including the date that is one year after the closing date to but excluding the date that is 30 months after the closing date, 9.60%; and (iv) for the period from and including the date that is 30 months after the closing date to the third anniversary of the loan, 10.10%. On February 28, 2020, the company and the initial lender signed an amendment, waiver and consent in respect of this event of default, in consideration for a prepayment by the company of US$10 million, together with accrued interest and a make-whole premium. The principal amount outstanding under the term loan was US$22 million (S/79.7 million) as of the date of this annual report.

For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement and the amendment thereto have been incorporated by reference as Exhibit 10.01 to this annual report.

Financial Stability Framework Agreement

On July 31, 2017, we, and certain of our subsidiaries, Cumbra, Construyendo País S.A., Vial y Vives—DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A.A., Banco Internacional del Perú S.A.A., BBVA Peru, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank N.A. The loan matured in July 2020, which maturity was extended, most recently, until April 30, 2021. We are currently negotiating an additional extension. As of the date of this annual report, US$30.2 million (S/110.0 million) was outstanding under the Financial Stability Framework Agreement. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement and the amendment thereto have been incorporated by reference as Exhibit 10.02 to this annual report.

GSP Concession and Subordination Arrangements

In November 2015 we acquired a 20% interest in GSP, an entity which, on July 22, 2014, signed a concession agreement with the government of Peru to build, operate and maintain the natural gas pipeline transportation system to satisfy the demand of certain cities in the southern region of Peru.

On January 24, 2017, the government of Peru terminated the contract, due to the impossibility of obtaining financial closing. In accordance with the concession contract, the Peruvian government is required to carry out an auction process to sell GSP’s assets and obtain a new concessionaire within one year of the contract termination, with the funds raised in the sale to be used to pay the existing concessionaire for its investment in the project. Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made any payment or, to our knowledge, initiated the payment process. A summary of these provisions of the concession contract have been incorporated by reference as Exhibit 10.03 to this annual report.

In 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims under the concession to the other project partners, Enagas and ourselves. As a result, we and Enagas may be entitled to repayment of our percentage payment under the concession contract prior to Odebrecht. On January 3, 2018, Odebrecht commenced arbitration proceedings against us, our subsidiary Cumbra and Enagas, seeking to invalidate the contractual subordination, but Odebrecht subsequently withdrew the claim. This agreement and the amendments thereto have been incorporated by reference as Exhibit 10.04 to this annual report.

On December 4, 2017, GSP voluntarily commenced bankruptcy proceedings in Peru. GSP’s assets will be liquidated pursuant to Peruvian law. GSP’s only substantial asset is the claim for government payment described above, as contemplated under the concession contract in the event of termination.

Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made any payment or, to our knowledge, initiated the payment process or the auction process for a new concessionaire. As a result, after the six-month period mandated by the concession contract for the parties to discuss the matter, in October 2019, we asserted our rights against the Peruvian government by filing a request for arbitration before the International Centre for Settlement of Investment Disputes. However, in December 2019 we withdrew our request for arbitration, as required by Peruvian authorities under the preliminary settlement and cooperation agreement we entered into with Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Key Developments—Termination of the Gasoducto Sur Peruano Concession.”

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

Peruvian income tax law provides that income derived from the disposal of securities issued by Peruvian entities is considered Peruvian source income and is therefore subject to income tax. Under current Peruvian income tax law, capital gains resulting from the disposal of American Depositary Receipts (“ADSs”) that represent shares issued by Peruvian entities are considered Peruvian source income and therefore are subject to Peruvian income tax. Peruvian income tax law also provides that the taxable income resulting from the disposal of securities is equal to the difference between the sale price of the securities (which may not be less than their fair market value) and their tax basis.

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

From 2016 through December 31 of 2019, pursuant to the Law 30341, capital gains resulting from a transfer of: (i) Common shares and investment shares, (ii) ADSs and Global Depositary Receipts (GDRs), (iii) Exchange Trade Funds (ETF) units that have underlying shares and/or securities representing debt, (iv) representative securities of debt, (v) Certificates of participation in mutual funds for investment in securities, (vi) Certificates of participation in investment Funds in Rent of Real Property (FIRBI) and certificates of participation in Trustee of Securitization for Investment in Rent of Real Estate (FIBRA), and (vii) Negotiable invoices, will be exempt from income tax, provided, however, that the following conditions are met:

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

The shares must have a “market presence”, meaning that transactions in respect of those shares for a value exceeding four Tax Units (currently, S/4,400.00 per Tax Unit) shall have occurred in at least 27 business days out of any 180 business day period including the date of the transaction.

With respect to (iii), (iv), (v) and (vi):

(a)	The transfer must be performed through a centralized trading mechanism supervised by the Securities Market Superintendence; and

(b)

The shares must have a “market presence,” meaning that transactions in respect of those shares for a value exceeding four Tax Units (currently, S/4,400.00) shall have occurred in at least 27 business days out of any 180 business day period including the date of the transaction.

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

Exchange Rate Risk

We are exposed to market risk associated with changes in foreign currency exchange rates. Our revenues and costs, and our assets and liabilities, are denominated in soles, U.S. dollars, Chilean pesos and, to a lesser extent, other currencies. In 2020, we estimate that 31.4%, 51.4% and 17.2% of our revenues were denominated in soles, U.S. dollars and other currencies (principally Chilean pesos), respectively, while 49.2%, 31.5% and 19.3% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2020, 61%, 30% and 9% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. If, at December 31, 2020, the sol had strengthened/weakened by 2% against the U.S. dollar, with all other variables remaining constant, or pre-tax profit for the year would have increased/decreased by S/0.1 million (S/0.7 million in 2019 and S/0.5 million in 2018).

Interest Rate Risk

We may from time to time incur variable interest rate indebtedness, and accordingly our financial expenses are affected by changes in interest rates. Based upon our indebtedness at December 31, 2020, and taking into account our interest rate derivative instruments, a change in interest rates of 5% (or 500 basis points) would impact our net profit by S/0.003 million annually.

Commodity Price Risk

We are exposed to market risk associated with changes in commodity prices, primarily for oil, steel and cement, which in aggregate represented a majority of our total input cost in 2020. We do not have long-term contracts for the supply of these key inputs. Based upon our consumption of these inputs during 2020, a 10% increase/decrease in the prices of each of oil, steel and cement would have increased/decreased our costs of sales by S/1.398 million, S/2.309 million and S/4.872 million, respectively. However, based on our production of oil during 2020, a 10% increase/decrease in the price of oil would have increased or decreased our revenues by S/17.6 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares, issuances in respect of common share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, US$5.00 or less for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a common share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing common shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADSs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADSs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. The amounts of reimbursements available to us are not based upon the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting on their behalf. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

During 2020, the depositary reimbursed us for expenses in an aggregate amount of US$222,667.74 (S/806,947.89).

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

CS Peru Infrastructure Loan

Due to the impact of the COVID-19 pandemic on the company’s results of operations during the third and fourth quarters of 2020, the company was in default under the CS Peru Infrastructure Loan for failing to maintain its maximum Leverage Ratio (as defined therein). On December 23, 2020, the company and the initial lender signed a waiver and consent agreement in respect of this event of default. Based on preliminary financial information, the company expects that it was also in default duirng the first quarter of 2021 for failing to maintain its maximum Leverage Ratio. If that is the case, the company intends to request a waiver from the lender.

Norvial Corporate Bonds

Due to the impact of the COVID-19 pandemic on our subsidiary Norvial’s results of operations, and government measures to curb the spread of the virus, including the temporary suspension of tolls in Peru pursuant to Law 31018, during the second quarter of 2020, Norvial was in default under its corporate bonds for failing to maintain its Debt Service Coverage Ratio (as defined therein). Norvial complied with the Debt Service Coverage Ratio for the third and fourth quarters of 2020. On August 5, 2020, the general assembly of bondholders granted a waiver in respect of the prior default.

Financial Stability Framework Agreement

Our Financial Stability Framework Agreement matured in July 2020, which maturity was extended, most recently, until April 30, 2021. We are currently negotiating an additional extension. As of the date of this annual report, US$30.2 million was outstanding under the agreement.

Santander Loan

The maturity of a short term loan from Banco Santander to our subsidiary Cumbra was extended until March 30, 2021. We subsequently negotiated payment in installments, beginning in May 2021 and ending in September 2021.

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

Management, with the participation of our company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective as a result of the material weakness in internal control over financial reporting described below.

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

We have established a continuous testing process throughout the year. From this assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020, we have identified one material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual and interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified is described as follows: deficiencies in the operational effectiveness of controls over SOX compliance related to (1) the lack of procedures or implementation of controls for the assurance of the completeness and accuracy of key reports and (2) the absence of self-assessment by controls’ owners.

Conclusion

The material weakness described above did not result in adjustments to our annual consolidated financial statements. However, this material weakness could result in misstatements in our financial results and disclosures, which could result in a material misstatement to our annual consolidated financial statements not being prevented or detected. Because of this material weaknesses, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

Moore Assurance S.A.S. (a member firm of Moore Global Network Limited), an independent registered public accounting firm, which has audited and reported on the consolidated financial statements as of and for the year ended December 31, 2020 contained in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of December 31, 2020.

Remediation Plan

We are taking remedial actions to address the material weakness that has been identified with respect to our internal control over financial reporting.

We continue to work on the remediation of our deficiencies with respect to the operational effectiveness of controls over SOX compliance. We have established a remediation plan for the deficiencies detected in 2020 which includes (1) designing and implementing controls necessary to ensure the integrity and accuracy of key reports used by owners and (2) implementing self-assessment controls for our processes.

In June 2020, we launched a project to identify and implement controls to ensure integrity and accuracy of key reports generated in accounting systems, payroll systems, and spreadsheets. By the end of 2020, we had defined the criteria, and identified the key reports with respect to payroll systems. During the first half of 2021, we plan to finalize the criteria and the identification of key reports with respect to accounting systems and spreadsheets. We will then formalize in a policy to ensure the integrity and accuracy of key reports, including aspects such as the criteria to define a key report, access controls, integrity and accuracy tests, and protocols for management changes and updates.

In the fourth quarter of 2020, we completed the design of a self-evaluation program, including a procedure that included the staff responsible for self-assessments, the frequency of reviews, reporting schedules and escalation steps. During the first quarter of 2021, we updated the program, and beginning in the second quarter of 2021, we will deploy the self-evaluation program gradually across the company.

Furthermore, we will continue to monitor and assess our remediation activities to address the material weakness described above through remediation as soon as practicable. The implementation of these measures may not fully address the material weakness in our internal control over financial reporting described above.

The process of designing and implementing an effective reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information— D. Risk Factors — We have identified a material weakness in our internal control over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.” If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

C.	Attestation Report of the Registered Public Accounting Firm

See Item 18. Financial Statements.

D.	Changes in Internal Control Over Financial Reporting

During 2020, the company made changes to its internal control over financing reporting to address material weaknesses identified during 2019. The company continued implementing its remedial plan as described in Item 15.B. of the annual report for the 2019 fiscal year. Specifically, the company addressed material weaknesses in its SOX compliance, deficiencies in the design and operational effectiveness of the controls established in the accounting closing process concerning the preparation and review of the annual and interim consolidated financial statements, deficiencies in the implementation of our new SAP-based payroll system for employees established in 2019, and in the segregation of duties for both our new employee payroll system and our existing construction workers’ payroll system as follows:

•

We reviewed and monitored, under an ISAE 3402 Type 2 report, the monitoring of Canvia, the entity that provides IT services to companies in our group, and may have an impact on our financial reporting. The report assessed the existence of security, availability and confidentiality controls on the service provider organization’s controls.

•

We developed and implemented suitable controls for significant transactions so as to ensure the availability of adequate documentary support prior to the time of approval and recording of the transactions. These controls were tested independently and proved to be applied appropriately.

•

We developed and implemented a new entity level control to ensure the accounting function has a process to timely identify and address changes in IFRS, and that any significant change is communicated to the Audit Committee.

•

We finished writing the accounting manual for the company and its subsidiaries in 2020, and it was formally approved by the Audit Committee in November 2020 and subjected to further section-by-section review. Each section of the manual was distributed to the company’s accounting team and applied throughout the year.

•

We have remediated the most important deficiencies in access and user roles previously identified during the implementation of the company’s SAP-based payroll system. We also conducted further testing, which revealed no significant issues.

•

During 2020, we completed our Employee Payroll Functions Segregation of Duties Matrix and prepared our Segregation of Duties Matrix for Worker Payroll. At the end of 2020, the Employee Payroll Functions Segregation of Duties Matrix was in the process of being approved, and the Segregation of Duties Matrix for Worker Payroll remained under preparation. During 2020, we implemented compensatory operational controls to mitigate risks. This included controls on (a) registration of new personnel and validation checks on workers’ existence, (b) adequate payroll processing through various variance analyses, (c) termination of employment through the re-calculation of severance packages and checks of timely withdrawal of access rights from the company’s systems. In the second quarter of 2021, we expect to approve the Segregation of Duties Matrix for Worker Payroll and to finalize the implementation of the functionalities of SAP SuccessFactors (SSFF) that we are currently evaluating, in order to strengthen compliance with the segregation of duties matrices.

During 2020, the company, through its senior management, continued to implement programs to strengthen ethics, compliance and the tone of the top of the organization affecting how the organization performs risk management, financial analysis, accounting and financial reporting. These activities included: ethics training programs, which were completed by approximately 95% of employees; conflicts of interest declarations required of all employees; strengthening the hiring process; continuation of a communication program for all employees with respect to the company’s compliance policies; continued application of a due diligence program to third parties (partners and suppliers) and employees as part of our fraud risk program; and enactment of a plan to enhance the new internal control system across the company, the implementation of which is ongoing, including an enhanced risk management process that identifies, mitigates, monitors and reports key risks at various levels in the business.

During 2020, the company continued the review of its processes to identify deficiencies in controls to address risks related to material misstatements reported previously. These processes included accounting closing and reporting, contract documentation, new business engagement, project management and segregation of duties. The company remediated two of the three material weaknesses that were identified in 2019. We are in the process of implementing the remediation plan described in Item 15.B. above, which is expected to be completed during 2021.

ITEM  16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Carlos Rojas, chairman of the Audit Committee, qualifies as an “audit committee financial expert” and is independent under the Exchange Act.

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

We have adopted a code of business conduct and it applies to our directors, officers and employees. Our code of business conduct is available on our website www.aenza.com.pe. Information on our website is not incorporated by reference in this annual report.

If we make any substantive amendment to the code of business conduct or if we grant any waiver, including any implicit waiver, from a provision of the code of business conduct that applies to our chief executive officer, chief financial officer or controller, we will disclose the nature of such amendment or waiver in our website or in our next Form 20-F to be filed with the SEC to the extent required under applicable rules. During the year ended December 31, 2020, no such amendment or waiver was granted.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our current independent registered public accounting firm, Moore Assurance S.A.S. (a member firm of Moore Global Network Limited), in connection with its audit of our annual consolidated financial statements for the fiscal years ended December 31, 2019 and 2020, which are included in this report.

	For the year ended December 31,
	2019	2020
	(in thousands of S/)
Audit fees	4,257	4,257
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total fees	4,257	4,257

Audit fees in the table above are the aggregate fees billed and billable by our independent auditor in connection with the audit of, or audit procedures in connection with, our annual consolidated financial statements and review of our internal controls.

Our Audit Committee is responsible for the oversight of the independent auditors and has established pre-approval procedures for the engagement of our registered public accounting firm for audit and non-audit services. Services can only be contracted if they are approved by the Audit Committee, they comply with the restrictions provided under applicable rules and they do not jeopardize the independence of our auditors. All services provided by our current independent auditor for our fiscal years ended December 31, 2019 and 2020 were pre-approved by our Audit Committee.

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

The NYSE listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors. Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of independent members on its board of directors. However we currently have a majority of independent directors on our board in accordance with NYSE independence standards. Our Audit Committee is comprised of independent directors under SEC rules applicable to foreign private issuers. Additionally, our Talent Committee is currently comprised of independent directors, while our Investment Committee and our Risk and Compliance Committee are currently comprised of a majority of independent directors, in each case under NYSE independence standards. Our Talent Committee is not the equivalent of, or wholly comparable to, a U.S. compensation committee.

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

Exhibit Number	Description

1.01	By-Laws of the Registrant, as currently in effect

2.01*	Registrant’s Form of American Depositary Receipt

2.02*	Deposit Agreement, dated as of December 31, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

10.01**	Credit Agreement, dated as of July 31, 2019, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.01.1**	Amendment, Waiver and Consent, dated as of February 28, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.01.2	Waiver and Consent Agreement, dated December 23, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.02***	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, Aenza, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.

Exhibit Number	Description

10.03***	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.

10.04***	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among Aenza, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.

10.04.1***	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.

10.04.1.1***	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.04.1.2***	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.04.1.3***	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05**	Description of Securities Registered Pursuant to Section 12 of the Exchange Act

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.01****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.02****	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

101. LAB	XBRL Taxonomy Extension Label Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated herein by reference to the Registrant’s registration statement on Form F-6 filed with the SEC on December 10, 2018.
**	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on June 25, 2020.
***	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 15, 2018.
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

AENZA S.A.A.

By:	/s/ Luis Francisco Díaz Olivero
Name:	Luis Francisco Díaz Olivero
Title:	Chief Executive Officer

By:	/s/ Dennis Gray Febres
Name:	Dennis Gray Febres
Title:	Chief Financial Officer

Date: May 17, 2021

AENZA S.A.A (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2018, 2019 AND 2020

S/	=	Peruvian Sol
US$	=	United States dollar

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aenza S.A.A. (formerly Graña y Montero S.A.A.) and its subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Aenza S.A.A. (formerly Graña y Montero S.A.A.) and its subsidiaries (the “Company”) as of December 31, 2020 and 2019 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes. We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because material weakness in internal control over financial reporting existed as of that date related to deficiencies in the operational effectiveness of controls over SOX compliance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above are described in the Management Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Emphasis of Certain Matters

1)

As described in note 1 to the consolidated financial statements as of December 31, 2020, the General Shareholder’s Meeting on November 2, 2020, approved the modification of the Company’s name from Graña y Montero S.A.A. to Aenza S.A.A., which is effective as of February 4, 2021.

2)

As discussed in Note 1 to the financial statements, Aenza S.A.A. (formerly Graña y Montero S.A.A.) has been included as a responsible third party in the investigations related to the IIRSA case and has an exposure to the preliminary investigation process conducted in relation to the Gasoducto Sur Peruano project; Cumbra Peru S.A. (formerly GyM S.A.), a subsidiary of Aenza S.A.A. has been included as a responsible third party in IIRSA cases, the Electric Train Construction and Construction Club and has also been included in a Sanctioning Administrative Process by a Peruvian regulatory entity for the existence of an alleged cartel called the Construction Club. Likewise, Concar S.A.C. a subsidiary of Aenza S.A.A. has been required to be included in the investigation process of the Construction Club. The aforementioned Note 1 also describes that the Company signed an agreement of understanding with the Peruvian authorities wherethey undertake to enter into a definitive plea agreement regarding the contingencies it facesas a consequence of the aforementioned processes and with Sanctioning Administrative Process the Company and its legal advisors estimate that the fine to be imposed in this case should not exceed the present value of S/24 million that was recorded on December 31, 2020. The Company’s Management cannot rule out the possibility of finding, in the future, adverse evidence, nor that the authorities or third parties find, in the future, adverse evidence not currently known during the investigations that are being carried out.

3)

As indicated in the Notes 12 and 15 to the consolidated financial statements, the Company has an account receivable from Gasoducto Sur Peruano (an associate entity of Aenza S.A.A. for S/620 million as of December 31, 2020. Gasoducto Sur Peruano entered into a bankruptcy process due to the early termination of the concessioncontract with the Peruvian government to build, operate and maintain the transportation system for natural gas pipelines. This process is in the creditors’ recognition stage that will form the creditors’ assembly. Based on the preliminary plea agreement signed with the Peruvian authorities, the Company desisted from requesting an arbitration for the collection of that debt; however, according to the opinion of its legal advisors, the Company considers that Gasoducto Sur Peruano can exercise its right to collect from the Peruvian State for the net book value of the concession assets and thus recover the corresponding accounts receivable.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for civil reparation

As described in note 22 to the consolidated financial statements, as of December 31, 2020, the company has registered a legal contingency for civil reparation amounting to S/216.3 million. That value corresponds to a probable compensation related to the participation of the Company and its subsidiaries as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and the projects associated with the Construction Club. As indicated in notes 1 and 22, the Company recognized the civil compensation provisions based on the projects that have been reviewed with the Ad Hoc Attorney, the formulas established in Law 30737 and the conditions under which the preliminary plea agreement was signed on December 27, 2019. The use of estimates and judgments based on the negotiations developed during the plea agreement process is required by management to determine its provision.

The principal considerations for our determination that performing procedures related to the legal provision of civil reparation is a critical audit matter are (i) the important judgments that may arise once the final plea agreement is signed, which led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures related to the provision of civil reparation.

Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included: (i) holding meetings with management to understand the process of updating the value of the registered civil reparation provision; (ii) requesting confirmation communications from the general management and the audit committee; (iii) reading and evaluating the confirmation response issued by the company’s legal advisor for matters related to the plea agreement process that could have an impact on determining the updated value of the estimated liability as of December 31, 2020; (iv) evaluating the competence and capabilities of the external legal counsel that assessed the likelihood of loss and the estimate of the outflow of resources; (v) reviewing and testing the assumptions used in updating the value of the provision based on Law 30737 issued in March 2018 and (vi) testing the mathematical accuracy of the data that supports the calculation of the provision.

Valuation of account receivable related to Gasoducto Sur Peruano

As described in notes 12 and 15 to the consolidated financial statements, Aenza S.A.A. (formerly Graña y Montero S.A.A.) as of December 31, 2020, has an account receivable from an associated entity, Gasoducto Sur Peruano (hereinafter GSP), for S/620 million. GSP entered into a bankruptcy process due to the early termination of the concession contract with the Peruvian government to build, operate and maintain the transportation system through natural gas pipelines. This process is in the recognition stage of the creditors that will make up the Board of Creditors. As described in the emphasis paragraph of this report, based on the preliminary plea agreement signed with the Peruvian authorities, the Company withdrew from requesting arbitration for the collection of this debt; however, according to the opinion of its legal advisors, the Company believes GSP can exercise its right to collect from the Peruvian State for the Net Book Value of the concession assets and in this way recover the corresponding accounts receivable. The use of estimates and based judgments to calculate the amount of the account receivable that can be recovered is required by management to determine whether its related provision should be adjusted.

The principal considerations for our determination that performing procedures related to updating the collection right to GSP is a critical audit matter are (i) the significant judgment of management in determining whether the receivable was impaired, which led to (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures related to the value recorded as a collection right from GSP as of December 31, 2020, as well as the uncertainty about the final outcome of the resolution that exists in this type of process due to its long duration and complexity, so the estimates made by the company’s management based on the opinions of its advisors could vary in the future.

Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included: (i) conducting meetings with management to understand the process of updating the GSP collection right developed by the corporate financial management and the corporate accounting management of the Company, (ii) reading and evaluating the confirmation response issued by the company’s legal advisor for matters related to GSP and (iii) obtaining and evaluating the assumptions used in the calculations made by management regarding the updated valuation of the GSP collection right as of December 31, 2020.

Uncertainty in determining the value of provision related to sanctioning administrative process by a Peruvian regulatory entity

As described in note 1 to the consolidated financial statements, on February 11, 2020, the subsidiary Cumbra Peru S.A. was notified by the Technical Secretary (the “TS”) of the Commission for the Defense of Free Competition (the “Commission”) of the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) with the resolution that begins a sanctioning administrative procedure that involves a total of 35 companies and 28 natural persons, for alleged anti-competitive conduct in the market for public works. The resolution does not include the assignment of responsibilities or the result of the administrative sanctioning procedure, which will be determined at the end of the aforementioned procedure. The proceeding has concluded its evidentiary stage and the TS has recommended that the Commission to impose a fine which amount has been objected. The decision of the Commission will conclude the first instance of the proceeding and can be appealed before the Tribunal of INDECOPI. As described in note 22 to the consolidated financial statements, the Company has recognized a provision in the amount of S/24 million based on a present value calculation based on its external advisor’s assessment of the case.

The principal considerations for our determination that performing procedures relating to sanctioning administrative process provision is a critical audit matter are (i) the uncertainty in determining the value of the sanction, so the estimates made by Management, based on the opinions of its legal advisors, could vary in the future, which led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the estimated liability recognized to INDECOPI for the connection to the Construction Club.

Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included: (i) holding meetings to understand management’s process of updating the value of the estimated liability recognized to INDECOPI for its connection to the Construction Club, (ii) reading and evaluating the confirmation response issued by the company’s legal advisor for matters related to this legal claim and (iii) evaluating the assumptions used to determine the amount provisioned based on its external advisor’s assessment of the case as of December 31, 2020.

Impairment assessment of certain accounts receivable, other assets and contingencies

As described in note 13 to the consolidated financial statements, Aenza S.A.A. through its subsidiary Cumbra Peru S.A. maintains a lawsuit filed against a customer for an approximate amount of US $ 78 million for damages suffered as a result of various contractual breaches. Tecnicas Reunidas Talara, the defendant, has filed a counterclaim for an approximate amount of US$ 81 million alleging that Cumbra Peru S.A. would have breached the subcontract entered into between the two (hereinafter the “Arbitration Process”). The Company has recognized assets, net of their amortized cost for S/154 million (Rights receivable not invoiced for S/48.6 million, funds retained as collateral for S/51.8 million and other accounts receivable for S/53.6 million respectively) as well as liabilities to cover possible contingencies for S/41.4 million.

The principal considerations for our determination that performing procedures related to unbilled receivables, funds held as collateral, other accounts receivable, and liabilities to cover possible contingencies is a critical audit matter are (i) uncertainty about the outcome of the resolution that exists in this type of process, long and complex, from a legal and economic point of view, so that the estimates made by Management, based on the opinions of its legal advisors, could vary in the future which led to (ii) a high degree of subjectivity in the auditor’s judgment for the performance of audit procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) understanding the process adopted by Cumbra Peru S.A. to assess the recovery capacity of said assets and evaluating the design and implementation and operational effectiveness of the key controls related to these aspects; (ii) reading the Minutes of the engineering and construction committees and the Regional engineering and construction management, as well as the reading of Important Facts related to this process, communicated by the Corporation; (iii) evaluating confirmation responses from legal advisors, experts in Peruvian and international law, internal, as well as external and independent, hired by Cumbra Peru S.A.A.; (iv) evaluatingthe analysis of the recovery of financial assets developed by Management and the defense technical team in the arbitration process; (v) evaluating the recognition of liabilities, to cover possible contingencies related to the arbitration process (Backcharge) carried out by Management and (vi) evaluating assumptions used in calculating accounting estimates of the Corporation, related to the updating of collection rights, impairment of financial assets, as well as the calculation of the amortized cost for financial assets and liabilities related to the arbitration process.

Revenue and costs recognition from construction contracts with customers

As described in notes 7 and 26 to the consolidated financial statements, a large part of the company’s income and costs corresponds to contracts for construction services in which income is recognized by the degree of progress or degree of completion method.

The principal considerations for our determination that performing procedures related to the assessment of revenue and costs recognition from construction contracts with customers is a critical audit matter are (i) the recognition of the revenue, costs and the results of these contracts requires a high degree of judgment on the part of Management and a control of the estimates made and the deviations that may occur throughout the duration of the contracts. These estimates consider all the costs and income related to the contracts, including any additional costs to those initially budgeted, the risks or claims that are in dispute, as well as the additional ones that are in the process of negotiation or even in the claim process, insofar as it is considered highly probable that there is no significant reversal when the inherent uncertainty is resolved, either because there is an approval by the client or because there are technical and / or legal reports that support it which led to (ii) a high degree of subjectivity in the auditor’s judgment for the performance of audit procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) evaluation of the design and implementation of the key controls related to the income and cost recognition process by the degree of advancement method; (ii) reviewing of the company’s construction contracts to evaluate the most significant estimates used in the recognition of income and costs; (iii) obtaining the supporting documentation for these estimates and the evidence of the judgments made, where appropriate by Management, such as: review of works control panels, quarterly planning, analysis of income and cost gaps, calculation of estimates of the degree of progress, review of supporting documentation for additional works, as well as reading the income and cost recognition policies; (iv) performing visits by an expert to the constructions sites; (v) analyzing contracts to identify relevant contractual mechanisms, such as penalties and evaluating whether these clauses have been adequately reflected in the Company’s consolidated financial statements and (vi) evaluating the provisions recognized at the close of the 2020 financial year related to the contracts, which includes verifying that the main obligations and their level of risk are reasonably reflected.

Determination of depreciation, depletion and amortization and impairment of long-lived assets

As described in notes 16 and 17 to the consolidated financial statements, the computation of the units-of-production method, which is used in the determination of depreciation, depletion and amortization (DD&A) of property, plant and equipment related to exploration and production and natural and environmental resources, as well as in the determination of future cash flows used in the impairment analysis of long-lived assets, is dependent upon the estimation related to oil and gas reserves.

The principal considerations for our determination that performing procedures relating to the determination of depreciation, depletion and amortization and impairment of long-lived assets is a critical audit matter are (i) the significant judgment by management, including the estimation of oil and gas reserves used to calculate the DD&A and perform the impairment analysis management uses internal reservoir engineers (hereinafter “specialists’’) when estimating the reserves, which are determined based on geological, technical and economic factors. Estimates of oil and gas reserves depend upon a number of variable factors and key assumptions, including, quantities of oil and gas that are expected to be recovered, the timing of the recovery, production levels, operating and capital costs to be incurred, sales price, among others, which led to (ii) a high degree of subjectivity in the auditor’s judgment for the performance of audit procedures and evaluating management’s significant assumptions related to the inherent technical engineering nature of the reserves estimation process, which requires the use of specialists in the performance of the assessment, including in the determining the reasonableness of management’s key assumptions previously identified.

Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) obtaining an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to calculate the DD&A and to perform its impairment analysis, including management’s controls over the completeness and the accuracy of the financial data provided to the specialists for use in estimating oil and gas reserves and methodology used to develop such estimates; (ii) evaluating the estimated quantity of oil and gas reserves expected to be recovered used to calculate the DD&A and in the impairment calculation, we obtained the reports from internal specialists hired by management and evaluated the competency and objectivity of the specialists through the consideration of their professional qualifications, experience and their use of accepted industry practices; (iii) evaluating the completeness and accuracy of the financial data and inputs described above, which were used by the specialists in estimating oil and gas reserves by agreeing them to the DD&A and cash flows used in impairment analysis; (iv) for proved undeveloped reserves, we evaluated management’s development plan for compliance with the SEC rule that undrilled locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time, by assessing consistency of the development projections with the Company’s drill plan and the availability of capital relative to the drill plan and (v) testing the mathematical accuracy of the DD&A computations and reviewed the model of impairment analysis of long-lived assets by assessing the consistency between the estimation of oil and gas reserves prepared by the specialists with volumes of reserves included in the projected financial information, among other procedures.

Moore Assurance S.A.S

We have served as the Company’s auditor since 2017.

Bogotá, Colombia

May 17, 2021

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS

		As of December 31,
	Note	2019	2020
		(as restated)
Current assets
Cash and cash equivalents	9	950,701	900,168
Trade accounts receivables, net	10	914,204	703,167
Work in progress, net	11	49,457	186,433
Accounts receivable from related parties	12	36,658	27,338
Other accounts receivable	13	454,474	433,531
Inventories, net	14	555,401	552,000
Prepaid expenses		16,478	22,972

		2,977,373	2,825,609
Non-current assets as held for sale		2,398	—

Total current assets		2,979,771	2,825,609

Non-current assets
Trade accounts receivable, net	10	779,609	730,666
Work in progress, net	11	23,117	—
Accounts receivable from related parties	12	574,723	620,071
Prepaid expenses		27,934	22,264
Other accounts receivable	13	273,432	328,223
Investments in associates and joint ventures	15	37,035	35,516
Investment property		28,326	26,073
Property, plant and equipment, net	16	463,990	405,469
Intangible assets, net	17	854,227	791,990
Right-of-use assets, net	16.2	90,581	64,518
Deferred income tax asset	24	271,719	262,165

Total non-current assets		3,424,693	3,286,955

Total assets		6,404,464	6,112,564

LIABILITIES AND EQUITY

		As of December 31,
	Note	2019	2020
		(as restated)
Current liabilities
Borrowings	18	481,529	452,884
Bonds	19	44,737	58,446
Trade accounts payable	20	1,159,075	1,097,167
Accounts payable to related parties	12	38,916	43,818
Current income tax		51,169	34,494
Other accounts payable	21	669,674	718,406
Other provisions	22	113,483	92,757

Total current liabilities		2,558,583	2,497,972

Non-current liabilities
Borrowings	18	409,066	445,436
Bonds	19	879,305	874,313
Trade accounts payable	20	34,814	40,502
Other accounts payable	21	296,290	183,232
Accounts payable to related parties	12	22,583	36,297
Other provisions	22	214,952	336,609
Derivative financial instruments		52	—
Deferred income tax liability	24	112,734	102,907

Total non-current liabilities		1,969,796	2,019,296

Total liabilities		4,528,379	4,517,268

Equity	23
Capital		871,918	871,918
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,132,179	1,131,574
Other reserves		(177,506)	(169,234)
Retained earnings		(510,766)	(728,637)

Equity attributable to controlling interest in the Company		1,477,810	1,267,606
Non-controlling interest		398,275	327,690

Total equity		1,876,085	1,595,296

Total liabilities and equity		6,404,464	6,112,564

The accompanying notes on pages 14 to 124 are an integral part of the consolidated financial statements.

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year ended December 31,
	Note	2018	2019	2020
		(as restated)	(as restated)
Revenues from construction activities		1,961,100	2,411,880	1,815,671
Revenues from services provided		1,089,315	1,254,059	1,055,423
Revenue from real estate and sale of goods		1,151,983	671,922	442,935

		4,202,398	4,337,861	3,314,029

Cost of construction activities		(1,921,112)	(2,351,563)	(1,716,309)
Cost of services provided		(906,953)	(1,035,251)	(929,206)
Cost of real estate and sale of goods		(660,363)	(500,610)	(347,906)

	26	(3,488,428)	(3,887,424)	(2,993,421)

Gross profit		713,970	450,437	320,608
Administrative expenses	26	(311,163)	(248,652)	(152,909)
Other income and expenses	28	(65,854)	(339,494)	(182,846)
Loss from the sale of investments		(7)	—	—

Operating profit (loss)		336,946	(137,709)	(15,147)
Financial expenses	27	(260,768)	(253,134)	(156,943)
Financial income	27	51,536	74,346	39,420
Share of the profit or loss of associates and joint ventures accounted for using the equity method	15 a)-b)	(3,709)	(218,774)	770

Profit (loss) before income tax		124,005	(535,271)	(131,900)
Income tax expense	29	(110,993)	(303,371)	(58,444)

Profit (loss) from continuing operations		13,012	(838,642)	(190,344)

Profit from discontinued operations		44,403	—	—

Profit (loss) for the year		57,415	(838,642)	(190,344)

Profit (loss) attributable to:
Owners of the Company		(83,188)	(884,721)	(217,871)
Non-controlling interest		140,603	46,079	27,527

		57,415	(838,642)	(190,344)

Loss per share attributable to owners of the Company during the year	34	(0.125)	(1.076)	(0.250)

Loss per share from continuing operations attributable to owners of the Company during the year	34	(0.110)	(1.076)	(0.250)

The accompanying notes on pages 14 to 124 are an integral part of the consolidated financial statements.

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year ended December 31,
	Nota	2018	2019	2020

Profit (loss) for the year		57,415	(838,642)	(190,344)

Other comprehensive income:
Items that will not be reclassified to profit or loss

Remeasurement of actuarial gains and losses, net of tax		16,589	—	—

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	30	119	6	(626)
Foreign currency translation adjustment, net of tax	30	5,733	(8,170)	8,304
Exchange difference from net investment in a foreign operation, net of tax	30	(8,147)	(456)	708

		(2,295)	(8,620)	8,386

Other comprehensive income for the year, net of tax		14,294	(8,620)	8,386

Total comprehensive income for the year		71,709	(847,262)	(181,958)

Comprehensive income attributable to:
Owners of the Company		(67,548)	(891,607)	(209,599)
Non-controlling interest		139,257	44,345	27,641

		71,709	(847,262)	(181,958)

The accompanying notes on pages 14 to 124 are an integral part of the consolidated financial statements.

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number of shares In thousands	Capital	Legal reserve	Voluntary reserve	Share premium	Other reserves	Retained earnings	Total	Non-controlling interest	Total
Balances as of January 1, 2018	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078

- IFRS adoption	—	—	—	—	—	—	(52,564)	(52,564)	(979)	(53,543)

Initial balances restated	660,054	660,054	132,011	29,974	881,795	(169,671)	536,603	2,070,766	464,769	2,535,535

(Loss) profit for the year	—	—	—	—	—	—	(83,188)	(83,188)	140,603	57,415
Cash flow hedge	—	—	—	—	—	113	—	113	6	119
Adjustment for actuarial gains and losses	—	—	—	—	—	—	16,589	16,589	—	16,589
Foreign currency translation adjustment	—	—	—	—	—	6,930	—	6,930	(1,197)	5,733
Exchange difference from net investment in a foreign operation	—	—	—	—	—	(7,992)	—	(7,992)	(155)	(8,147)

Comprehensive income of the year	—	—	—	—	—	(949)	(66,599)	(67,548)	139,257	71,709

Transactions with shareholders:
- Dividend distribution	—	—	—	—	—	—	—	—	(102,772)	(102,772)
- Contributions (devolution) of non-controlling shareholders, net	—	—	—	—	—	—	—	—	(84,442)	(84,442)
- Additional acquisition of non-controlling	—	—	—	—	(9,583)	—	—	(9,583)	(4,050)	(13,633)
- Capital Increase	69,380	69,380	—	—	68,223	—	—	137,603	—	137,603
- Deconsolidation CAM Group	—	—	—	—	—	—	(42,878)	(42,878)	18,221	(24,657)
- Deconsolidation Stracon GyM	—	—	—	—	51,709	—	(51,709)	—	(29,412)	(29,412)

Total transactions with shareholders	69,380	69,380	—	—	110,349	—	(94,587)	85,142	(202,455)	(117,313)

Balances as of December 31, 2018	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931

Balances as of January 1, 2019	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931

- IFRS adoption	—	—	—	—	—	—	(1,462)	(1,462)	—	(1,462)

Initial balances restated	729,434	729,434	132,011	29,974	992,144	(170,620)	373,955	2,086,898	401,571	2,488,469

(Loss) profit for the year	—	—	—	—	—	—	(884,721)	(884,721)	46,079	(838,642)
Cash flow hedge	—	—	—	—	—	6	—	6	—	6
Foreign currency translation adjustment	—	—	—	—	—	(6,440)	—	(6,440)	(1,730)	(8,170)
Exchange difference from net investment in a foreign operation	—	—	—	—	—	(452)	—	(452)	(4)	(456)

Comprehensive income of the year	—	—	—	—	—	(6,886)	(884,721)	(891,607)	44,345	(847,262)

Transactions with shareholders:
- Dividend distribution	—	—	—	—	—	—	—	—	(12,762)	(12,762)
- Contributions (devolution) of non-controlling shareholders, net	—	—	—	—	—	—	—	—	(32,996)	(32,996)
- Additional acquisition of non-controlling	—	—	—	—	1,883	—	—	1,883	(1,883)	—
- Capital Increase	142,484	142,484	—	—	138,152	—	—	280,636	—	280,636

Total transactions with shareholders	142,484	142,484	—	—	140,035	—	—	282,519	(47,641)	234,878

Balances as of December 31, 2019	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085

Balances as of January 1, 2020	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085

(Loss) profit for the year	—	—	—	—	—	—	(217,871)	(217,871)	27,527	(190,344)
Cash flow hedge	—	—	—	—	—	(594)	—	(594)	(32)	(626)
Foreign currency translation adjustment	—	—	—	—	—	8,158	—	8,158	146	8,304
Exchange difference from net investment in a foreign operation	—	—	—	—	—	708	—	708	—	708

Comprehensive income of the year	—	—	—	—	—	8,272	(217,871)	(209,599)	27,641	(181,958)

Transactions with shareholders:
- Dividend distribution	—	—	—	—	—	—	—	—	(82,412)	(82,412)
- Contributions (devolution) of non-controlling shareholders, net	—	—	—	—	—	—	—	—	(15,725)	(15,725)
- Additional acquisition of non-controlling	—	—	—	—	(605)	—	—	(605)	(89)	(694)

Total transactions with shareholders	—	—	—	—	(605)	—	—	(605)	(98,226)	(98,831)

Balances as of December 31, 2020	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296

The accompanying notes on pages 14 to 124 are an integral part of the consolidated financial statements.

AENZA S.A.A. (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year ended December 31,
	Note	2018	2019	2020
OPERATING ACTIVITIES
Loss before income tax		168,408	(535,271)	(131,900)
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	26	125,419	112,318	98,504
Amortization	26	112,072	107,499	98,621
Impairment of inventories	26	—	4,503	791
Impairment of accounts receivable and other accounts receivable	26	65,076	290,491	134,964
Reversal of impairment of inventories		(26,993)	(4,752)	(821)
Debt condonation		—	(18,186)	(9,451)
Impairment (reversal) of property, plant and equipment	26	5,664	20,018	—
Impairment of intangible assets	28	—	45,821	—
Reversal of impairment of accounts receivable		—	(19,448)	—
Reversal of impairment of intangible assets		—	(20,676)	—
Indemnification		686	—	—
Change in the fair value of the liability for put option	28	(6,122)	4,697	245
Other provisions	22	75,369	186,894	126,896
Financial expense, net		177,649	167,872	225,212
Impairment of investment		—	384	38
Incremental cost accrued		—	—	8,875
Share of the profit and loss of associates and joint ventures accounted for using the equity method	15 a)-b)	3,709	218,774	(770)
Reversal of provisions	22	(6,218)	(7,471)	(33,264)
Disposal (reversal) of assets		16,327	349	8,895
Profit on sale of property, plant and equipment	16	7,105	(11,892)	(2,322)
Loss on sale from available-for-sale financial assets		1,529	—	—
Profit on sale of investments in subsidiaries		(73,642)	—	—
Profit on remeasurement of accounts receivable		25,110	45,363	(25,888)
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		(236,011)	457,709	131,674
Other accounts receivable		190,354	148,833	(46,117)
Other accounts receivable from related parties		24,609	(11,178)	(20,641)
Inventories		200,575	(34,091)	22,578
Pre-paid expenses and other assets		18,309	4,964	(823)
Trade accounts payable		10,917	58,973	(42,062)
Other accounts payable		(311,848)	(292,184)	(58,011)
Other accounts payable to related parties		92,613	(24,461)	3,591
Other provisions		(6,615)	(1,134)	(9,051)
Interest payment		(188,704)	(172,377)	(137,369)
Payments for purchases of intangibles - Concessions		(10,305)	(25,917)	(3,519)
Payment of income tax		(175,769)	(94,669)	(112,851)

Net cash provided by operating activities		279,273	601,755	226,024

INVESTING ACTIVITIES
Sale of investment		229,045	—	—
Sale of property, plant and equipment		31,852	18,607	9,118
Sale of non-current assets held for sale, net		16,244	—	—
Interest received		36,508	6,552	4,292
Dividends received	15 a)-b)	1,823	1,517	2,318
Payment for purchase of investments properties		(209)	(88)	(98)
Payments for intangible purchase		(86,799)	(84,201)	(46,767)
Payments for purchase and contributions on investment in associate and joint ventures		(3,770)	—	—
Payments for property, plant and equipment purchase		(80,765)	(93,017)	(33,596)

Net cash applied to investing activities		143,929	(150,630)	(64,733)

FINANCING ACTIVITIES
Loans received		1,018,744	644,312	185,644
Amortization of loans received		(1,265,920)	(1,130,301)	(275,163)
Amortization of bonds issued		(28,914)	(31,335)	(37,981)
Payment for transaction costs for debt		—	(4,770)	—
Dividends paid to non-controlling interest	35	(102,772)	(12,762)	(82,412)
Cash received (return of contributions) from non-controlling shareholders		(59,053)	(32,996)	(15,725)
Capital increase	23	137,603	280,636	—
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		389	—	—

Net cash applied to financing activities		(299,923)	(287,216)	(225,637)

Net increase (net decrease) in cash		123,279	163,909	(64,346)
Exchange difference		57,756	(20,303)	13,813
Cash and cash equivalents at the beginning of the year		626,060	807,095	950,701

Cash and cash equivalents at the end of the year	9	807,095	950,701	900,168

NON-CASH TRANSACTIONS:
Capitalization of interests		3,361	7,229	4,887
Acquisition of assets through finance leases		2,365	3,851	71
Accounts payable to the non-controlling interest for purchase of investments		14,022	—	—
Return of contribution in inventories		25,389	—	—
Acquisition of right-of-use assets		—	101,745	12,075
Deconsolidation from non-controlling interest		54,069	—	—
Reclassification to other accounts receivable by Concesionaria Vía Expresa Sur		—	—	24,157
Acquisition of supplier bonds		—	—	25,871

The accompanying notes on pages 14 to 124 are an integral part of the consolidated financial statements.

AENZA S.A.A (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2019 AND 2020

1	GENERAL INFORMATION

a)	Incorporation and operations

AENZA S.A.A., formerly Graña y Montero S.A.A. (hereinafter the “Company”) was incorporated in Perú on August 12, 1996, as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la República 4675, Surquillo Lima, Perú and is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

The Company is the parent of the AENZA Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in Corporation companies. In addition, the Company provides strategic and functional services and office leases to the companies of the Corporation.

The General Shareholder’s Meeting on November 2, 2020 approved the modification of the Company’s name from Graña y Montero S.A.A. to AENZA S.A.A., which is effective as of February 4, 2021.

The Corporation is a conglomerate of companies whose operations encompass different business activities where, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesss. See details of operating segments in Note 7.

b)	Authorization for the issue of the financial statements

The consolidated financial statements for the year ended December 31, 2020, have been prepared and issued with authorization of Management and the Board of Directors’ on March 5, 2021, and were approved on the General Shareholders’ Meeting hold on March 31, 2021.

Since the date of approval of the financial statements by our shareholders until the date hereof, subsequent events with material impact on our results have occurred and as a result, we have recorded such impacts herein. For example, we have made considerable progress in the negotiations of the Company’s plea bargain agreement that has allowed us to reassess our estimate of our exposure to the contingencies including within its scope.

The consolidated financial statements for the year ended December 31, 2019 were approved on the Annual General Mandatory Shareholder’s Meeting on July 13, 2020.

c)	Current situation of the Company

The Corporation is involved in a series of criminal investigations conducted by the Public Ministry and administrative proceedings conducted by INDECOPI based on events that mainly occurred between years 2003 and 2015. Such situations led to significant changes at Corporation’s corporate governance structure, the opening of independent investigations and the adoption of measures to address and clarify these situations, as explained below:

•	On January 9, 2017, the Board of Directors approved the opening of an independent investigation related to six projects developed in association with companies of the Odebrecht Group.

•

On March 2, 2017, a new Chief Executive Officer was appointed and on March 31, 2017, the shareholders appointed a new Board of Directors with an independent majority, all non-executive directors, introducing fundamental changes in the corporate governance and culture of the Corporation.

•

On March 30, 2017, the Board of Directors created the Risk and Compliance Committee, who was in charge of the oversight of the investigation independently from Management. The investigation was conducted by an external law firm with the assistance of forensic accountants, who reported exclusively to the Risk and Compliance Committee.

•

The external investigation concluded on November 2, 2017 and identified no evidence to conclude that any company personnel engaged in bribery in connection with any of our company’s public projects in Peru with Odebrecht or its subsidiaries, or that any company personnel was aware of, or knowingly participated in, any corrupt payments made in relation to such projects.

•

As new information emerged, the Company’s Board of Directors continued to investigate the facts that were the subject of the criminal investigations, including matters relating to the “Construction Club”, which scope was outside of the prior investigation. After an extensive and detailed review process, it was decided to share all the findings with the Peruvian authorities within the framework of a plea bargain process, in line with the Company’s commitment to transparency and integrity.

•

Subsequently, in August 2019, José Graña Miró Quesada, a shareholder and former chairman of our Company’s Board of Directors, publicly announced that he and Hernando Graña Acuña, a shareholder and former member of the Company’s Board of Director’s, had initiated a process of plea bargaining to cooperate with Peruvian prosecutors in relation to the investigations of “Lava Jato” case and others in progress. Due to the reserved nature of the plea bargain process, it is impossible for us to know or verify the statements made by the aforementioned persons within the scope of those processes. Any admission or other evidence provided that corroborate wrongdoing could be inconsistent with the investigations carried out and could have a significant impact on the conclusions.

•

As a result of its contribution to the investigations, on December 27, 2019, the Company signed a preliminary agreement whereby the Anti-Corruption Prosecutor Office and the Ad Hoc Prosecutor’s Office promise to execute a final plea bargain agreement with the Company that would provide the Company with certainty regarding the contingencies it faces as a result of the above-mentioned processes. Additionally, in the aforementioned preliminary agreement, the Anti-Corruption Prosecutor Office and the Ad Hoc Attorney General’s Office authorize the Company to disclose the existence of the agreement but to maintain its content confidential.

•

The outbreak of the Covid-19 pandemic in Peru suspended the negotiations of the plea bargain agreement in March 2020 and such negotiations discussions resumed in July 2020. The Company has made substantial progress in the negotiations and expects to execute an agreements soon which will then be submitted to judicial approval.

•

At the same time, since the beginning of year 2017, the new administration together with the new Board of Directors began a transformation process based on the principles of Truth, Transparency and Integrity, making profound changes in the organization supported by a Board of Directors with an independent majority, as well as the creation of new governance practices, such as the Corporate Risk Management and autonomous Compliance function, with direct report to the Board of Directors, among other actions.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht Group

In connection with the Lava Jato case, the Company participated as a minority partner of Odebrecht Group companies, directly or through its subsidiaries, in entities or consortiums that developed six infrastructure projects.

In 2016, Odebrecht entered into an Agreement with the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted corruption acts in connection with some of these projects in which the Company participate as minority partner, which are mentioned below:

•	IIRSA Sur

In relation to investigations on IIRSA Sur, the former Chairman of the Board of Directors was included as a subject of an investigation for collusion, and a former director and a former executive was included as a subject of an investigation for money laundering. Subsequently, AENZA S.A.A. and Cumbra Peru S.A. (formerly GyM S.A.). were included as civilly liable third-party responsible in the process, which means that it will be assessed whether the obligation to indemnify Government for damages resulting from the facts under investigation will be imposed on these entities.

•	Electric Train Construction Project

The first Preparatory Investigation Court of the Judiciary decided to incorporate Cumbra Peru S.A. as civilly liable third-party responsible in the process related to the construction of the Electric train construction Project, tranches 1 and 2. In this investigation a former Chairman of the Board of Directors, a former Director and a former Manager have been charged.

•	Gasoducto Sur Peruano (GSP)

In year 2019, the Company concluded that it may have exposure with respect to the preliminary investigation process conducted in relation to GSP (the South Peruvian Gas Pipeline project). As of the date hereof, the Company has not been indicted or incorporated as a civilly liable third-party or as an investigated legal person.

•	IIRSA Norte

Subsequently, in 2020, the Company and its legal advisors concluded that there is exposure to the preliminary investigation process conducted in relation to the IIRSA Norte project. To date, the Company has not been incorporated either as a responsible civil third party or as an investigated legal person.

Criminal investigations in relation to the Construction Club case

Cumbra Peru S.A. has been incorporated, along with other construction companies, as a legal entity investigated in the criminal investigation that the Public Ministry has been carrying out for the alleged crime of corruption of officials in relation to the so-called Construction Club. Similarly, at the end of February 2020, the Public Ministry has requested the incorporation of Concar S.A., the latter is pending judicial decision. Like officials of other construction companies, a former commercial manager of Cumbra Peru S.A., a former president of the Board of Directors, a former Director and the former Chief Executive Officer of the Company have been included in the criminal investigation into these events.

Anticorruption Law - effects on the Corporation

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF have mitigated the Company and subsidiaries exposure on the corruption cases. These standards set guidelines for the calculation of potential indemnification, reducing uncertainty about the imposition of seizures on assets that could hinder the operation of the Company’s business.

In the case of the Company and its subsidiary Cumbra Peru, the benefits of the mentioned rules are subject to the fulfillment of the following obligations as a consequence of the association with Odebrecht in the IRSA Sur and construction of the Electric train construction Project, tranches 1 and 2:

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

The Corporation has designed a compliance program which is currently under implementation, it fully cooperates with the authorities in its investigations and has executed a trust agreement with the Ministry of Justice, under which the Company has established for an approximate amount of S/72 million (equivalent to US$20 million).

In 2020, the Company was included in the framework of Law 30737 for the IIRSA Norte and Chavimochic. However, the Company has been in contact with the Ministry of Justice in order to clarify this information, given that the incorporation of the Company in the Category 2 is not in accordance with the provisions set forth in the law. Based on the standards indicated and their guidelines, It is estimated that the value of the contingencies related to Odebrecht and the Construction Club described above is S/469.7 million (US$129.6 million) and was recorded at December 31, 2020 the equivalent to the corresponding present value that results in S/216 million (equivalent to US$59.6 million).

On the other hand, in addition to the cases where a provision for civil reparation has been recorded, there is a project carried out in partnership with Odebrecht that to date is not under investigation. If this is started and some evidence is found, the maximum possible exposure for civil reparation estimated according to Law 30737 for the project would be S/9.6 million (approximately US$2.6 million).

As of the date hereof, the negotiations of the agreement are advanced and the Company expects the agreement to impose an obligation to pay damages in an amount that should not deviate materially from the amount estimated in the financial statements and, in addition, a temporary prohibition from contracting with the government.

Although we expect to execute a final settlement and cooperation agreement soon, we cannot assure you that an agreement will be reached in a timely manner or at all, and in case an agreement is reached, we can not assure you that it will not contain terms and conditions that are substantially more onerous to the Company that we have foreseen. In addition, any agreement would be subject to further approval by the Peruvian court.

Investigations and administrative process initiated by INDECOPI in relation to the Construction Club case

On July 11, 2017, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) initiated an investigation against several construction companies (including Cumbra Peru S.A.), about the existence of an alleged cartel called the Construction Club. Cumbra Peru S.A. has provided to INDECOPI with all the information requested and continues collaborating with the investigation.

On February 11, 2020, the subsidiary Cumbra Peru S.A. was notified by the Technical Secretariat of the Commission for the Defense of Free Competition of INDECOPI with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of Public Works. The resolution does not include the assignment of responsibilities or the result of the administrative sanctioning procedure, which will be determined at the end of said procedure. The proceeding has concluded its evidentiary stage and the TS has recommended the Commission the imposition of a fine of approximately S/. 103.4 million. Cumbra Peru S.A. has objected this recommendation and its advisors estimate its exposure in approximately S/. 39 million without considering present value deductions and additional deductions to which Cumbra Peru S.A. may be entitled under applicable law, and was recorded at December 31, 2020 the equivalent present value in S/24.5 million.

d)	Impact of the COVID-19 Pandemic

The outbreak of the COVID-19 pandemic, which the World Health Organization declared to be a “public health emergency of international concern”, has spread across the world since 2019. Throughout 2020, countries around the world, including Peru, Chile and Colombia, took extraordinary measures to contain the spread of COVID-19, including social immobilization, imposition of travel restrictions, temporary closure of non-essential businesses, restrictions on public gatherings and similar actions.

These measures led to a substantial reduction in economic activity, especially in the second quarter of 2020. In response to this situation, the governments of Peru, Chile and Colombia implemented various stimulus programs to assist families and businesses.

In this context the results of operations, financial positions and cash flows of the Corporation have been adversely affected during second quarter of 2020. However as of the date of this report and as a result of the gradual normalization of activities since July 2020, the results of the following months show a significant recovery in activity.

From the analysis carried out by Management the different business of the Corporation have been impacted during 2020 as follows:

1) In the engineering and construction business the mandatory stoppage of activities, specially form March to June, caused total revenues to decrease by 25% compare to 2019. However, the gradual normalization of activities from July and the result of negotiations with our clients regarding higher costs due to the stoppages and new operating standards prevented gross and operating margins from deteriorating substantially compare to 2019. Finally, it was very relevant the award of new contracts during the year, especially the contract for the construction of the second runway at Jorge Chavez airport and the contract for the construction of the Piura gas pipeline.

2) In the real estate business the shutdown of projects has impacted the delivery of real estate units during the year, which impacts the revenues and results of the year. However, despite these adverse circumstances, a positive result was achieved for this business in 2020.

3) The infrastructure businesses continue operating as they were declared essential services:

a.	Line 1 of the Metro operated with fewer passengers but revenues were not impacted due to the fact that revenues don’t depend on traffic but on the amount of kms travelled by each train.

b.

The oil and gas business was impacted by the reduction of the oil Price to levels below the estimations considered for 2020. During the sanitary crisis, the enforceability of further investment obligation on new wells in Lots III and IV was suspended obligations with suppliers were renegotiated.

c.

The state emergency situation caused an impact on Norvial S.A. revenues and on the results of 2020 as a result of lower vehicle traffic until July. In addition, in May the Peruvian Congress approved a law in order suspending the collection of tolls, a measure that was in effect from May 9 to June 30, 2020. Norvial S.A. has claimed from the State the payment of a compensation foreseen in clause 9.9 of the Concession Contract, which establishes the obligation of the Grantor to recognize and pay the Concessionaire the corresponding tariff difference in the event that any public entity does not allow the Concessionaire to collect the tariff as stipulated in the same contract.

d.	In the road concessions Survial S.A. and Concesion Canchaque S.A. the suspension in the collection of tolls did not impact the results of the year as the revenues do not depend on vehicle traffic.

In general terms, we have not been affected by interruptions in the supply chain of personnel, services or materials, and despite the temporary stoppage of some of our projects, there were no penalties or non-compliance with our agreements with clients.

The most important goodwill of the Corporation is the result of acquisitions in Colombia and Chile. Considering that in both countries the impacts of the pandemic did not lead to major projects shut downs, our estimates of the value of the goodwill have not been affected. Based on our impairment assessment as of December 31, 2020, we have determined that our goodwill is not impaired.

On the liquidity side, the Corporation implemented a plan that included several measures to reduce expenses and preserve cash in response to the ongoing COVID-19 pandemic, including the following: (i) developing a twelve-week cash plan, project-by-project, to ensure that Group subsidiaries will continue to meet its critical obligations during that period, which plan is monitored and updated weekly; (ii) preparing a cash plan for the remainder of the 2020 fiscal year, to identify in advance key liquidity issues that may arise; (iii) renegotiating certain of the Corporation’s subsidiaries obligations with respect to suppliers, banks and other third parties; (iv) identifying and reducing non-essential general expenses across the Corporation; (v) reducing headcount, and temporarily reducing salaries of senior management and Directors’ allowances, across the Corporation’s three segments; and (vi) reducing capital expenditures across the Corporation’s subsidiaries. This plan was approved by the Board of Directors on April and May 2020 sessions. In this regard, the accompanying financial statements have been prepared assuming that the Corporation and subsidiaries will continue as a going concern.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied in all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the IASB in force as of December 31, 2019, and December 31, 2020, respectively.

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets measured at fair value. The financial statements are presented in thousands of Peruvian Sol unless otherwise stated.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. Also requires that the Management exercise its critical judgment in the process of applying the Corporation’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

2.2	Consolidation of financial statements

a)	Subsidiaries

Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Corporation. They are deconsolidated from the date that control ceases.

The Corporation applies the acquisition method to account for business combinations. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Corporation evaluates the measurement of the non-controlling interest on an acquisition-by-acquisition basis. As of December 31, 2019, and 2020, the measurements of the non-controlling interest in the Corporation’s acquisitions were made at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

Business acquisition-related costs are expensed as incurred.

Any contingent consideration assumed by the Corporation with the selling party is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in accordance with IFRS 9 “Financial Instruments” as profit or loss.

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

When the Corporation ceases to have control over a subsidiary, any retained interest in the entity is re-measured at its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss at such date. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Corporation had directly disposed of the related assets or liabilities. This may mean that the amount previously recognized in other comprehensive income is reclassified to profit or loss.

d)	Joint arrangements

Contracts in which the Corporation and one or more of the contracting parties have joint control on the relevant joint activities are called joint arrangements.

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Corporation has assessed the nature of its joint arrangements and determined them to be both joint ventures as well as joint operations.

Joint ventures are accounted for using the equity method. Under this method, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Corporation’s share of the post-acquisition profits or losses and movements in the comprehensive income statement.

The Corporation assesses on an annual basis whether there is any objective evidence that the investment in the joint ventures and associate is impaired. If this is the case, the Corporation calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the impairment loss in share of the profit or loss in associates and joint ventures under the equity method of accounting in the income statement. In addition, the Corporation stops the use of the equity method if the entity ceases to be an operating entity.

Joint operations are joint arrangements whereby the parties that have joint control of the arrangement, have rights over the assets, and obligations for the liabilities, relating to the arrangement. Each party recognizes its assets, liabilities, revenue and cost and its share of any asset or liability jointly held and, on any revenue, or cost arisen from the joint operation.

In the Corporation, joint operations mainly relate to consortiums (entities without legal personality) created exclusively for the development of a construction contract. Considering that the only objective of the consortium is to develop a specific project, all revenue and costs are included within revenue from construction activities and cost of construction activities, respectively.

e)	Associates

Associates are all entities over which the Corporation has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method (see section d) above).

Profits and losses resulting from transactions between the Corporation and its associates are recognized in the Corporation’s consolidated financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are changed where necessary to ensure consistency with the policies adopted by the Corporation.

Impairment losses are measured and recorded in accordance with section d) above.

2.3	Segment reporting

Operating segments are reported in a consistent manner with internal reporting provided to the Management of the Corporation.

If an entity changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the Corporation restates the information for earlier periods unless the information is not available.

2.4	Foreign currency translation

a)	Functional and presentation currency

The consolidated financial statements are presented in Peruvian soles, which is the functional and presentation currency of the Corporation. All subsidiaries, joint arrangements, and associates use the Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

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

c)	Corporation companies

The results and financial position of all the Corporation entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency of the Corporation are translated into the presentation currency as follows:

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

iii)	capital is translated by using the historical exchange rate for each capital contribution made; and

iv)	all exchange differences are recognized as separate components in other comprehensive income, within foreign currency translations adjustment

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences are recognized in other comprehensive income.

2.5	Public services concession agreements

Concession agreements signed between the Corporation and the Peruvian Government entitle the Corporation, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions are accounted as defined by IFRIC 12 “Service Concession Arrangements”. The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset, an intangible asset or both, as stated below:

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

b)

It is recognized as an intangible asset to the extent that the service agreement grants the Corporation a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.15 (intangible asset model).

c)	It is recognized as a financial asset and an intangible asset when the Corporation recovers its investment partially by a financial asset and partially by an intangible asset (bifurcated model).

2.6	Cash and cash equivalents

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

The Corporation classifies its financial assets, according to its subsequent measurement, in the following categories: i) amortized cost; ii) financial assets at fair value through other comprehensive income and iii) financial assets at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired on the basis of the Corporation’s business model for managing the financial assets and the characteristics of the contractual cash flows of the financial asset.

Management determines the classification of its financial assets at the date of its initial recognition and re-evaluates this classification at the date of each closing of its consolidated financial statements. As of December 31, 2019, and 2020, the Corporation only maintains financial assets in the following categories:

a)	Amortized cost

This category is the most relevant for the Corporation. The Corporation measures financial assets at amortized cost if the following conditions are met:

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

b)	Financial assets at fair value through other comprehensive results

Financial assets at fair value through other comprehensive income of the Corporation are classified in this category when they meet the following conditions:

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

Financial assets at fair value through profit or loss are non-derivative financial assets designated by the Corporation at their fair value upon initial recognition and are held for sale. These are included in current assets.

2.7.2	Derecognition of financial assets

The Corporation derecognizes a financial asset when the contractual rights over the cash flows of the financial asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which all the risks and benefits of ownership of the financial asset are substantially transferred, or does not transfer or retain substantially all the risks and benefits related to the property and does not retain control over the assets transferred.

The Corporation participates in transactions in which it transfers the assets recognized in its statement of financial position but retains all or substantially all the risks and advantages of the assets transferred, and/or control over them. In these cases, the assets transferred are not derecognized and are measured on a basis that reflects rights and obligations that the Corporation has retained.

2.8	Impairment of financial assets

IFRS 9 “Financial Instruments”, requires to register expected credit losses of all financial assets, except for those that are carried at fair value with an effect on results, estimating it over 12 months or for the entire life of the financial instrument (“lifetime”). In accordance with the provisions of the standard, the Corporation applies the simplified approach (which estimates the loss for the entire life of the financial instrument), for the commercial debtors of the rental business line of the real estate sector, and the general approach for the trade accounts receivables, and other accounts receivable; the same that requires evaluating whether or not a significant increase in risk exists to determine whether the loss should be estimated based on 12 months after the reporting date or during the entire life of the asset.

The Corporation has established a policy to conduct an evaluation, at the end of each reporting period, to identify whether the asset has suffered a significant increase in credit risk since the initial date. Both the credit losses expected at 12 months and the expected credit losses during the life of the asset are calculated individually or collectively, depending on the nature of the portfolio.

For financial assets for which the Corporation has no reasonable expectation of recovering, either the entire outstanding amount or a portion thereof, the gross carrying amount of the financial asset is reduced. This is considered a decrease in (partial) accounts of the financial asset.

2.9	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is signed into and are subsequently re-measured at their fair value at the end of each reporting period. The method for recognizing the gain or loss resulting from changes in the fair value of the derivatives depends on whether they are designated as an hedging instrument, and if so, the nature of the item being hedged.

The Corporation designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability (fair value hedge) or a highly probable forecast transaction (cash flow hedge). Derivatives are initially recognized at fair value on the date of subscription of the contract and are subsequently recognized at their fair value.

The Corporation documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedges transactions. The Corporation also documents its assessment, both at hedge inception as at the date of each subsequent statement of financial position, of whether the derivatives used in hedges transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

Trade receivables are amounts due from customers for goods or services sold by the Corporation. If the collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. In the Infrastructure segment it includes the billing of the first purchase of trains as part of the model of the financial asset of the concessionaire Tren Urbano de Lima S.A. (formerly GyM Ferrovias S.A.) (Note 2.5).

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment, except for receivables of less than one year that are stated at a nominal amount which is similar to their fair values since they are short term.

It includes Management estimates corresponding to the collection rights for services performed pending invoice and/or approval by client, which have been valued using the completion percentage method. It corresponds mainly to the Engineering and Construction segment (subsidiaries Cumbra Peru S.A. and Cumbra Ingenieria S.A. (formerly GMI S.A.). In the Infrastructure segment, for concessions it corresponds to future collections for public services, mainly represented by unconditional contractual rights to be received from the Grantor under the model of the financial asset (Note 2.5).

2.11	Work in progress

This account includes the balance of work in progress costs incurred that relates to future activities of the construction contracts (see Note 2.27 for detail on revenue recognition from construction activities and concessions services).

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

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Annually, the Corporation reviews whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) land bought for future real estate projects which are compared to their net appraisal value; if the acquisition value is higher, a provision of impairment is recognized; ii) land under construction, impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, an impairment estimated is recorded; and iii) completed real estate units; these inventory items are compared to the selling prices less selling expenses; if these selling expenses are higher, a provision for impairment is recorded.

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

The Corporation constitutes a devaluation of materials charged to income for the year in cases in which the book value exceeds its recoverable value.

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

Depreciation is determined by the straight-line method at a rate that is considered sufficient to absorb the cost of the assets and the end of the useful life and considered their significant components with useful lives substantially different (each component is treated separately for depreciation purposes). The estimated useful lives of those properties range from 5 to 50 years.

The investment properties held by the Corporation correspond to: (i) “Agustino Plaza” Shopping Center, located in the El Agustino District, and (ii) the stores situated within the stations of Line 1 of the Lima Metro; the properties owned by the subsidiary Viva Negocio Inmobiliario S.A. are represented by a fair value amount to US$14.16 million, equivalent to S/51.31 million as of December 31, 2020 (US$18.7 million, equivalent to S/62.6 million, as of December 31 of 2019).

These investment properties have been leased under the modality of an operating lease.

2.14	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost of the item can be measured reliably. Repairs and maintenance expense are charged to the statement of income during the financial period in which they are incurred.

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

Years
Buildings and facilities	Between 3 and 50
Machinery and equipment	Between 2 and 10
Vehicles	Between 2 and 10
Furniture and fixtures	Between 2 and 10
Other equipment	Between 2 and 10

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

Contractual relationships with customers are assets resulting from business combinations that were initially recognized at fair value as determined based on the expected cash flows from those relations over a period of time based on the estimated permanent of the Corporation’s customer (the estimation of useful life is based on the term of contract with customers which fluctuate between 5 and 9 years). The useful life and the impairment of these assets are individually assessed.

v)	Cost of development wells

Costs incurred in preparing wells to extract hydrocarbons in Blocks I, III, IV, and V, located in Talara, are capitalized as part of intangible assets. These costs are amortized over the useful lives of the wells (estimated in remaining periods for Blocks I and V and the unit of production method for Blocks III and IV), until the end period of the agreements signed with Perupetro.

vi)	Software and development costs

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

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

Other development costs that do not meet these criteria are reconized in the statement of income as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Computer software development costs recognized as assets are amortized over their estimated useful lives, which fluctuate between 2 to 15 years.

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

The financial liabilities of the Corporation include trade accounts payable, accounts payable to related parties, remuneration and other accounts payable. All financial liabilities are initially recognized at fair value and subsequently valued at amortized cost using the effective interest rate method.

Financial liabilities are classified as current liabilities if the payment must be made within a year or less (or in the normal operating cycle of the business if it is greater), otherwise, they are presented as non-current liabilities.

2.18	Trade accounts payable

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer), if not, they are presented as non-current liabilities.

Accounts payable are initially recognized at their fair value and subsequently are amortized at amortized cost using the effective interest method, except for accounts payable within less than one year that are recorded at their nominal value that is similar to their fair value due to its maturity in the short term.

2.19	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include liabilities designated at initial recognition as at fair value through profit or loss.

Financial liabilities designated at initial recognition at fair value through profit or loss are designated at the initial recognition date, and only if the criteria of IFRS 9 are met. The Company has only designated the obligation with BCI Peru as a financial liability at fair value through profit or loss, see note 18.

2.20	Other financial liabilities

Corresponds to the loans and bonds issued by the Corporation, which are initially recognized at their fair value, net of the costs incurred in the transaction. These financial liabilities are subsequently recorded at amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of income during the period of the loan using the effective interest method.

The costs incurred to obtain these financial liabilities are recognized as transaction costs to the extent that it is probable that part or the entire loan will be received. In this case, these charges are deferred until the time the loan is received.

2.21	Borrowing costs

Debt costs are recognized at the statement of income in the period in which they have been incurred, except for intangible assets and inventories in which the borrowing costs are capitalized.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, which are assets that necessarily take a substantial period (more than 12 months) to reach their condition of use or sale, are added to the cost of said assets until the period when the assets are substantially ready for use or sale. The Corporation suspends the capitalization of borrowing costs during the periods in which the development of activities of a qualified asset has been suspended. The income obtained from the temporary investment of specific loans that have not yet been invested in qualified assets is deducted from the borrowing costs eligible for capitalization.

2.22	Current and deferred income tax

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

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Corporation, and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax arising from the initial recognition of goodwill is not recognized; likewise, the deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination that does not affect the accounting or tax profit or loss at the time of the transaction.

2.23	Employee benefits

The Corporation recognizes a liability when the employee has rendered services in exchange for which is entitled to receive future payments and an expense when the Corporation has consumed the economic benefit from the service provided by the employee in exchange for the benefits in question.

The Corporation determines employee benefits in accordance with current labor and legal regulations and classifies them as short-term benefits, long-term benefits, and termination benefits.

Short-term benefits are those other than termination indemnities, whose payment is settled in the twelve months following the end of the period in which the employees have rendered the services; they correspond to current remunerations (salaries, wages and contributions to social security), annual paid and sick absences, participation in profits and incentives and other non-monetary benefits.

Long-term benefits are those benefits that must be paid more than twelve months after the end of the period in which the services were rendered. As of December 31, 2019, and 2020, the Corporation does not grant benefits in this category.

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

Entities of the Corporation recognize the expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru, Chile, and Colombia. In Peru bonuses correspond to two monthly payments, settled one in July and one in December of each year, and accrue based on the consideration of the service.

The compensation for time of service corresponds to the indemnification rights of the staff, and is accrued based on the consideration of the service calculated according to the legislation in force in each country in which the entities of the Corporation operate and determine as follows: (i) in Peru it is equivalent to half the remuneration in force at the date of payment and this is effected by deposit in bank accounts designated by the workers in the months of May and November of each year; (ii) In Colombia, it is equivalent to 8.33% of the monthly remuneration, (iii) In Chile this benefit is not available.

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

The workers’ profit sharing is determined on the basis of the legal provisions in force in each country where the entities of the Corporation operate, as follows: (i) in Peru it is equivalent to 5% of the taxable base determined by each entity of the Corporation, in accordance with current income tax legislation, (ii) in Chile, workers’ participation is a component of the remuneration (equivalent to 4.75 minimum wages per year) and not a determinable percentage of the profit, (iii) in Colombia these benefits are not provided to employees.

Termination benefits

The Corporation entities recognize the liability and expense for severance payments when they occur, based on the legal provisions in force in each country. In accordance with the legislation of Peru, the compensation for arbitrary dismissal for personnel with an indefinite contract amounts to 1.5 times the monthly remuneration for each year worked.

In Colombian legislation, for the first year worked, the equivalent of 30 days of salary is granted, and from the second year on, the compensation will be the equivalent of 20 days of salary for each additional year (or the proportion); in the legislation of Chile is granted compensation of thirty days of salary for each year worked with a maximum salary of 330 days.

2.24	Provisions

a)	General

Provisions are recognized when i) the Corporation has a present, legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount has been reliably estimated. Provisions are reviewed at year - end. If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the statement of income as a financial expense.

Contingent obligations when their existence will only be confirmed by future events or their amount cannot be reliably measured. Contingent assets are not recognized and are disclosed only if it is probable that the Corporation will generate an income from economic benefits in the future.

b)	Provision for the closure of production wells

The subsidiary UNNA ENERGIA S.A. (formerly GMP S.A.) recognizes a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from this obligation measured at its fair value and discounted at its present value, according to the valuation techniques established by IFRS 13, “Fair Value Measurement”, and is simultaneously charged to the intangible account in the consolidated statement of financial position.

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

2.25	Put option arrangement

The subsidiary Cumbra Peru S.A. signed a sale option contract on the equity of its subsidiary Morelco S.A.S. (Note 32) that allows the shareholder to reallocate its shares over a period of 10 years. The amount payable under the option is initially recognized at the present value of the reimbursement under “Other accounts payable”, directly charged to equity. The charge to equity is recorded separately as put options subscribed on the non-controlling interest, adjacent to the non-controlling interest in the net assets of the consolidated subsidiaries.

Subsequently, the financial liability is updated by changes in the assumptions on which the estimation of the expected cash flows is based and by the financial component due to the passage of time. The effects of this update are recognized in results. In the event that the option expires without being exercised, the liability is written off with the corresponding adjustment to equity.

2.26	Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity, as a deduction, of the proceeds, net of taxes.

2.27	Revenue recognition from contracts with customers

Revenues from contracts with customers are recognized, for each performance obligation, either during a period of time or at a specific time, depending on which method best reflects the transfer of control of the underlying products or services to the obligation of particular performance with the client.

The Corporation recognizes the income through the application of the five steps defined in the regulation i) identification of the contract with the client; ii) identification of performance obligations in the contract; iii) determination of the price of the transaction; iv) allocation of the transaction price for performance obligations; and v) recognition of income when (or as) a performance obligation is satisfied.

Subsequently, the Corporation policy of recognition of each type of income according to IFRS 15:

i)	Engineering and construction

Revenues from engineering and construction contracts are recognized over time as the Corporation performs its obligations because there is a continuous transfer of control of the deliverable to the customer pursuant to the terms of such contracts. For this reason, the Corporation accounts for revenue over time by measuring the progress towards complete satisfaction of its performance obligations under each contract. In this manner, revenues are accounted for using the percentage-of-completion method, based on surveys of performance by the Corporation’s experts who review the work performed to date under each contract.

The Corporation recognizes revenue based on surveys of work to date, using the output method, which is the direct measurement of the value to the customer of the construction services completed to date relative to the remaining services to be performed under the contract. The Corporation believes that the use of the output method based on surveys of performance provides a faithful depiction of the transfer of services by the Corporation to the customer because it reflects an enforceable right to payment from the Corporation for the work completed to date.

The contract generates assets when the costs incurred are greater than the cost associated with those revenues. Otherwise, liabilities are generated for the accrued costs not invoiced. When it is probable that the total costs of the contract will exceed the related revenue, the expected loss is immediately recognized.

Revenues for additional work resulting from a modification or an instruction received from the customer to make a change in the scope of work or the price, or both, will result in an increase in contract revenue. The Corporation does not account for contract modifications unless approved by the customer. In addition, the Corporation reviews the enforceability of changes to the rights and obligations in contract modifications.

As part of its evaluation of whether changes to the rights and obligations in a contract modification are enforceable, the Corporation considers whether one or more of the following factors has been satisfied: a) the contract, applicable law or other evidence provides a legal basis for the modification; b) additional costs were caused by circumstances that were unforeseen on the date of execution of the contract and not a result of deficiencies incurred by the Corporation’s performance; c) modification-related costs are identifiable and considered reasonable in view of the work performed; or d) evidence supporting the modification is objective and verifiable. When one or more of the foregoing factors is satisfied, the changes to the rights and obligations in the contract modification are considered by the Corporation to be enforceable.

The Corporation estimates the change in the transaction price arising from the contract modification if the transaction price has not yet been approved by the customer in accordance with the requirements of IFRS 15 to estimate variable consideration. In order to include variable consideration related to a contract modification in the estimated transaction price, the Corporation must conclude that it is ‘highly probable’ that a significant revenue reversal will not occur. The Corporation determines the probability that the revenue reversal will occur (and therefore whether such price will be recovered) based on an analysis of whether any of the following factors is present: i) contractual entitlement; ii) past practices with the customer; iii) specific discussions or preliminary negotiations with the customer; and iv) verbal approval by the customer. If, as a result of such analysis, the Corporation concludes that it is ‘highly probable’ that a significant reversal in the amount of revenue recognized will not occur, it recognizes the variable consideration relating to the contract modification.

When the contract profit cannot be estimated reliably, the associated revenue is recognized to the extent of costs incurred are recoverable. Revenue is billed once approval is received by the owners of the work in progress.

The nature of certain contracts, such us cost-plus fee contracts in its E&C segment and unit price or similar contracts in its E&C segment and certain services it provides in its Infrastructure segment, give rise to variable consideration. Depending on the type of contract, this variable consideration may include reimbursable or target costs; variable number of units; award and incentive fees; and penalties. The Corporation estimates the amount of revenue to be recognized as variable consideration using the expected value method or the most likely amount method, whichever is expected to better predict the amount of consideration to which the Corporation will be entitled. These methods require the Corporation to estimate costs, unit quantities, award/incentive fees and penalties. In making such estimates, judgments are required to evaluate potential variances in the cost of materials, the cost of labor, productivity levels, the impact of change orders, liability claims and contract disputes, the achievement of contractual performance standards, and other contingencies.”

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

Income from concession services

Revenues from concession services correspond to operation and maintenance services, and are recognized according to their nature in the period in which the service is provided. In this revenue there is only one performance obligation, executed when the service is provided.

2.28	Recognition of cost and expenses

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

2.29	Leases

Lease contracts are analyzed for the purpose of identifying those containing the characterisctics according to IFRS 16 Leases (hereinafter “IFRS 16”) for recognition, measurement, presentation and disclosure.

The Corporation evaluates in every lease contract the following:

•	If you have the right to control the use of the identified asses,

•	If the contract term is longer that twelve months,

•	If the underlying asset amount is a material amount, and,

•	That the fees to be paid are not entirely variable.

a)	Leases in which the Corporation is a lessee

The Corporation recognizes a right-of-use asset and a lease liability as of the beginning of the lease.

The right-of-use asset is initially measured by the initial amount of the lease liability adjusted for any lease payment made on or before the start date, plus the initial direct costs incurred. The right-of-use assets are depreciated in a straight line, from the start date until the end of the lease contract. The term of the lease includes the periods covered by an option to extend the contract if the Corporation is reasonably sure to exercise that option.

The lease liability is the total unpaid installments, measured at amortized cost using the effective interest method. It is measured again when there is a change in future lease payments that arise from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be paid under a residual value guarantee, or if the Corporation changes its assessment of whether it is sure that it will exercise a purchase, extension or term option.

When the lease liability is measured again, the carrying amount of the right-of-use asset is adjusted.

In engineering and construction segment, interest expenses related to leasing contracts of the core business are reported in gross margin; the rest of the Corporation segments, report them in financial expenses.

Operational cash flows will be greater since cash payments for the main portion of the lease debt are classified within the financing activities. Only the part of the payments that reflects interest can continue to be presented as operating cash flow.

b)	Leases in which the Corporation is a lessor

Liabilities for operating leases and assets are included in the statement of financial position according to the nature of the asset. Revenues from operating leases are recognized in a straight line over the term of the lease agreement and the incentives granted to lessees are reduced from rental income.

Based on the foregoing, the Corporation as lessor has not changed the recognition of its leases.

2.30	Dividend distribution

Dividend distribution to the Corporation shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved.

2.31	Significant non-operating items

Significant non-operating items are separately shown in the financial statements when they are necessary to provide an adequate understanding of the Corporation’s financial performance. These material items are income or expenses shown separately due to their nature or significant amount.

2.32	Account balance reclassified as of December 31, 2018 and 2019

a)

The receivable balance to Consorcio Constructor Ductos del Sur amounting to S/27.8 million as of December 31, 2019, was reclassified from “other accounts receivable” to “accounts receivable from related parties”.

b)

Information on the subsidiary Adexus S.A. is presented. (hereinafter “Adexus”), whose main activity is to provide information technology solutions mainly in Chile and Peru, as of December 31, 2018 and 2019 the subsidiary was recognized as a non-current asset held for sale; However, as of September 30, 2020, it was reclassified as a continuing operation for the reasons set forth in Note 36.

	As of December 31,			As of December 31,
	2019	Reclassified (a)	Adexus (b)	2019
	Audited			As restated
ASSETS
Current assets
Cash and cash equivalents	948,978	—	1,723	950,701
Trade accounts receivables, net	821,737	—	92,467	914,204
Work in progress, net	49,457	—	—	49,457
Accounts receivable from related parties	36,658	—	—	36,658
Other accounts receivable	444,500	—	9,974	454,474
Inventories, net	552,573	—	2,828	555,401
Prepaid expenses	11,348	—	5,130	16,478

	2,865,251	—	112,122	2,977,373
Non-current assets as held for sale	205,418	—	(203,020)	2,398

Total current assets	3,070,669	—	(90,898)	2,979,771

Non-current assets
Trade accounts receivable, net	753,202	—	26,407	779,609
Work in progress, net	23,117	—	—	23,117
Accounts receivable from related parties	546,941	27,782	—	574,723
Prepaid expenses	27,934	—	—	27,934
Other accounts receivable	300,323	(27,782)	891	273,432
Investments in associates and joint ventures	37,035	—	—	37,035
Investment property	28,326	—	—	28,326
Property, plant and equipment, net	443,870	—	20,120	463,990
Intangible assets, net	853,315	—	912	854,227
Right-of-use assets, net	78,813	—	11,768	90,581
Deferred income tax asset	240,919	—	30,800	271,719

Total non-current assets	3,333,795	—	90,898	3,424,693

Total assets	6,404,464	—	—	6,404,464

	As of December 31,			As of December 31,
	2019	Reclassified (a)	Adexus (b)	2019
	Audited			As restated
LIABILITIES AND EQUITY
Current liabilities
Borrowings	454,260	—	27,269	481,529
Bonds	44,737	—	—	44,737
Trade accounts payable	1,136,121	—	22,954	1,159,075
Accounts payable to related parties	38,916	—	—	38,916
Current income tax	47,999	—	3,170	51,169
Other accounts payable	635,305	—	34,369	669,674
Provisions	113,483	—	—	113,483

Total current liabilities	2,470,821	—	87,762	2,558,583

Non-current liabilities as held for sale	210,025	—	(210,025)	—

Total current liabilities	2,680,846	—	(122,263)	2,558,583

Non-current liabilities
Borrowings	344,806	—	64,260	409,066
Bonds	879,305	—	—	879,305
Trade accounts payable	—	—	34,814	34,814
Other accounts payable	273,101	—	23,189	296,290
Accounts payable to related parties	22,583	—	—	22,583
Provisions	214,952	—	—	214,952
Derivative financial instruments	52	—	—	52
Deferred income tax liability	112,734	—	—	112,734

Total non-current liabilities	1,847,533	—	122,263	1,969,796

Total liabilities	4,528,379	—	—	4,528,379

Equity
Capital	871,918	—	—	871,918
Legal reserve	132,011	—	—	132,011
Voluntary reserve	29,974	—	—	29,974
Share Premium	1,132,179	—	—	1,132,179
Other reserves	(177,506)	—	—	(177,506)
Retained earnings	(510,766)	—	—	(510,766)

Equity attributable to controlling interest in the Company	1,477,810	—	—	1,477,810
Non-controlling interest	398,275	—	—	398,275

Total equity	1,876,085	—	—	1,876,085

Total liabilities and equity	6,404,464	—	—	6,404,464

As a result of this process, the amounts in the consolidated statement of income are reclassified as follows:

	For the year ended December 31, 2018
	Reported	Adexus	As restated
Revenues from construction activities	1,961,100	—	1,961,100
Revenues from services provided	1,003,623	85,692	1,089,315
Revenue from real estate and sale of goods	934,739	217,244	1,151,983

	3,899,462	302,936	4,202,398

Cost of construction activities	(1,921,112)	—	(1,921,112)
Cost of services provided	(741,172)	(165,781)	(906,953)
Cost of real estate and sale of goods	(562,689)	(97,674)	(660,363)

	(3,224,973)	(263,455)	(3,488,428)

Gross profit	674,489	39,481	713,970
Administrative expenses	(278,433)	(32,730)	(311,163)
Other income and expenses	(61,335)	(4,519)	(65,854)
Loss from the sale of investments	(7)	—	(7)

Operating profit	334,714	2,232	336,946
Financial expenses	(247,982)	(12,786)	(260,768)
Financial income	50,925	611	51,536
	(3,709)	—	(3,709)

Profit (loss) before income tax	133,948	(9,943)	124,005
Income tax expense	(113,318)	2,325	(110,993)

Profis (loss) from continuing operations	20,630	(7,618)	13,012

Profit from discontinued operations	36,785	7,618	44,403

Profit for the period	57,415	—	57,415

Profit (loss) attributable to:
Owners of the Company	11,336	(94,524)	(83,188)
Non-controlling interest	46,079	94,524	140,603

	57,415	—	57,415

	For the year ended December 31, 2019
	Reported	Adexus	As restated
Revenues from construction activities	2,411,880	—	2,411,880
Revenues from services provided	1,089,465	164,594	1,254,059
Revenue from real estate and sale of goods	583,659	88,263	671,922

	4,085,004	252,857	4,337,861

Cost of construction activities	(2,351,563)	—	(2,351,563)
Cost of services provided	(866,326)	(168,925)	(1,035,251)
Cost of real estate and sale of goods	(425,352)	(75,258)	(500,610)

	(3,643,241)	(244,183)	(3,887,424)

Gross profit	441,763	8,674	450,437
Administrative expenses	(213,908)	(34,744)	(248,652)
Other income and expenses	(326,754)	(12,740)	(339,494)

Operating loss	(98,899)	(38,810)	(137,709)
Financial expenses	(231,709)	(21,425)	(253,134)
Financial income	74,656	(310)	74,346
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(218,774)	—	(218,774)

Loss before income tax	(474,726)	(60,545)	(535,271)
Income tax expense	(319,957)	16,586	(303,371)

Loss from continuing operations	(794,683)	(43,959)	(838,642)

(Loss) profit from discontinued operations	(43,959)	43,959	—

Loss for the year	(838,642)	—	(838,642)

(Loss) profit attributable to:
Owners of the Company	(884,721)	—	(884,721)
Non-controlling interest	46,079	—	46,079

	(838,642)	—	(838,642)

3	STANDARDS, AMENDMENTS, AND INTERPRETATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a)	New standards and amendments to standards and interpretations adopted by the Company in 2020

The following accounting standards (IFRS), amendments to standards and interpretations are effective as of January 1, 2020, and have had no impact on the Company’s consolidated financial statements:

•	Amendments to IAS 1 and IAS 8 - Definition of materiality.

The amendments provide a new definition of “materiality” as information the omission of which, through error or obstruction, would reasonably be expected to influence the decision-making of the primary users of the financial statements. The amendments clarify that materiality will depend on the nature or extent of information, individually or aggregated with other information, in the context of the financial statements.

•	Amendments to IFRS 3 - Definition of a Business

The amendments provide a new definition of business that requires an acquisition to include at least one input and one substantive process that together contribute significantly to the ability to create products. The definition of the term “products” is modified to focus on goods and services provided to customers, generating investment and other income, and excludes returns in the form of lower costs, savings and other economic benefits.

•	Amendments to IFRS 7, IFRS 9 and IAS 39 - Benchmark interest rate reform

The amendments to IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement provide certain exemptions in relation to benchmark interest rate reforms. The exemptions relate to hedge accounting and have the effect that the reforms should generally not cause the termination of hedge accounting. However, any hedge ineffectiveness will continue to be recorded in the income statement.

•	Modifications to the Conceptual Framework for Financial Reporting

The revised conceptual framework includes some new concepts and definitions, as well as criteria for recognition of assets and liabilities, and clarifies some concepts. In particular, the IASB has issued a revised Conceptual Framework to be used for standard-setting decisions with immediate effect. Key changes include:

(i)	Increasing the importance of management in the objective of financial reporting.

(ii)	Restoring prudence as a component of neutrality.

(iii)	Defining a reporting entity, which may be a legal entity, or a part of an entity.

(iv)	Revise the definitions of an asset and a liability.

(v)	Eliminate the probability threshold for recognition and add guidance on derecognition.

(vi)	Add guidance on different measurement bases; and

(vii)

establishing that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled when this improves the relevance or faithful representation of the financial statements.

These amendments had no impact on the consolidated financial statements and are not expected to have future impacts on the Company.

•	Amendment to IFRS 16 “Leases” – Rent decrease related to Covid-19

This amendment was issued on May 28, 2020, is applicable for annual periods beginning on June 1, 2020 and provides an exemption in relation to the accounting treatment of lease modifications under IFRS 16 to lessees that obtain lease modifications in the context of Covid-19 (payment holidays and extension of lease payments).

The application of this amendment had no significant impact on the Company’s consolidated financial statements as of December 31, 2020.

b)	New standards and interpretations that have not been adopted in advance

The following standards, amendments to standards and interpretations have been published with application for periods beginning after the date of presentation of these financial statements and have not been adopted in advance:

•	Amendment to IAS 1: Classification of Liabilities as current or non-current.

The amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as current or non-current, depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity’s expectations or events after the reporting date (e.g., receipt of a waiver or breach of covenant).

The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability.

The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions in determining classification and for some liabilities that may be converted to equity.

The amendments should be applied retrospectively in accordance with the normal requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and should be applied retrospectively.

•	Amendment to IAS 16 - Property, Plant and Equipment: Property, Plant and Equipment: Property, Plant and Equipment: Product before use

This amendment prohibits entities from deducting from the cost of an item of Property, Plant and Equipment any income from the sale of items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity should recognize the proceeds from the sale of such items, and the production costs associated with those items, in profit or loss.

Likewise, the amendment clarifies that when IAS 16 indicates that an entity is “testing whether the asset is operating properly”, it refers to the physical and technical evaluation, the financial performance of the asset being not relevant.

This modification is effective from January 1, 2022 and must be applied retrospectively.

•	Amendments to IFRS 3 - reference to the Conceptual Framework

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and to add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and IFRIC Interpretation 21 Liens.

The amendments also confirm that contingent assets should not be recognized at the acquisition date.

The amendment will be effective for annual reporting periods on or after January 1, 2022.

•	Onerous Contracts - Cost of fulfilling a contract - Amendments to IAS 37

In May 2020, the International Accounting Standards Board issued amendments to IAS 37 to specify which cost an entity needs to include when assessing whether a contract is onerous or loss making.

The amendment to IAS 37 clarifies that direct contract performance costs include both incremental contract performance costs and an allocation of other costs directly related to the performance of contracts. Before recognizing a separate provision for an onerous contract, an entity recognizes any impairment loss that has occurred on assets used to fulfill the contract.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

The Company will apply this modification to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reported period, in which it is the first time the modifications are applied.

•	Annual Improvements to IFRSs 2018-2020 Cycle

As part of its 2018-2020 annual improvements to the IFRS standard process in May 2020 the IASB issued the following amendments:

(i)	IFRS 9 Financial Instruments - clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

(ii)

IFRS 16 Leases - amended Illustrative Example 13 to remove the illustration of lessor payments related to leasehold improvements, to eliminate any misinterpretation on the treatment of lease incentives.

(iii)

IFRS 1 First-time Adoption of International Financial Reporting Standards - permits entities that have measured their assets and liabilities at the carrying amounts recorded in the books of their parent to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exception.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2022 with early adoption permitted.

•	Amendment to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The IASB has made limited scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”.

The amendments clarify the accounting treatment of sales or contributions of assets between an investor and its associates or joint ventures. They also confirm that the accounting treatment will depend on whether the non-cash assets sold or contributed to an associate or joint venture constitute a “business” (as defined in IFRS 3 “Business Combinations”).

When the non-monetary assets constitute a business, the investor shall recognize the full gain or loss from the sale or contribution of the assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the investment of the other investors in the joint venture associate. These amendments will be applied prospectively.

In December 2015, the IASB decided to defer the date of application of this amendment until its research project on the equity method has been completed.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2023 and should be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applied the amendment.

The Company is currently evaluating the impact that the modifications or amendments described before may have on current practice.

4	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Corporation’s Management. Management oversees the general management of financial risks, such as foreign exchange rate risk, price risk, cash flow, and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, which are supervised and monitoring periodically.

4.1	Financial Risk Factors

The Corporation’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Corporation’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Corporation’s financial performance. The Corporation uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Corporation in the short and medium-term.

a)	Market risks

i)	Foreign exchange risk

The Corporation is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2019, and 2020 this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

As of December 31, 2020, the balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. dollars, which are expressed at the published bid and ask exchange rate in effect at that date, according to the currency exchange rate: soles for S/3.624 published by the Superintendency of Banking, Insurance and Pension Fund Administrators (SBS), Chilean pesos for CLP711.24 published by the Central Bank of Chile and Colombian pesos for COP3,432.50 published by Banco of the Republica of Colombia.

As of December 31, the consolidated statement of financial position includes the following:

	2019		2020
	S/(000)	USD(000)	S/(000)	USD(000)
Assets	2,868,128	864,675	2,125,400	586,479
Liabilities	1,754,630	528,981	1,165,475	321,599

The Corporation’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar was:

	2018	2019	2020
Gain	383,085	392,942	426,850
Loss	(406,789)	(425,782)	(432,652)

If as of December 31, 2020 the Peruvian Sol, the Chilean and Colombian Pesos had strengthened/weakened by 2% against the U.S. dollar, with all other variables held constant, the pre-tax results for the year would have increased/decreased by S/0.1 million (S/0.7 million in 2019 and S/0.5 million in 2018).

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The consolidated statement of financial position includes assets and liabilities in functional currency equivalent to (in thousands):

	2019		2020
	Assets	Liabilities	Assets	Liabilities
Chilean Pesos	53,383,866	65,260,543	40,869,086	74,151,415
Colombian Pesos	187,119,204	76,446,723	113,350,078	54,581,654

The Corporation’s foreign exchange translation adjustment for 2020 was positive by S/8.3 million (in 2019, S/8.2 million, negative and positive by S/5.7 million in 2018).

ii)	Price risk

Management considers that the exposure of the Corporation to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Corporation’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Corporation to cash flow interest rate risk. Borrowings issued at fixed rates expose the Corporation to fair value interest rate risk. Group policy is to maintain most of its borrowings at fixed rate instruments; 62.3% of total debt in 2020 (61.8% in 2019) was contracted at fixed rates and 37.7% at variable rates (38.2% in 2019) which consisted of a 37.5% fixed rate plus VAC (adjusted for inflation) and the remaining 0.2% at a variable rate (37.7% fixed rate + VAC and the remaining 0.5% at a variable rate in 2019).

During 2019 and 2020, the debt subject to fixed rate plus VAC is related to a bond issued in Peruvian Sol to finance the GyM Ferrovias Project, Metro Line 1 (Note 19). Any increase in the interest rate resulting from higher inflation will have no significant impact on the Corporation’s profit because these revenues are also adjusted for inflation.

In the event that the Corporation accrues variable interest rates in soles and U.S. dollars, the policy would be to hedge the cash flow risk with interest rate swap-type derivatives, on which the hedge accounting treatment is applied.

If as of December 31, 2019, the libor rate plus three months had increased/decreased by 5%, with all other variables held constant, the pre-tax results for the year would have increased/decreased by S/0.01 million. In 2019 there was no significant ineffectiveness in the cash flow hedge. In 2020, it was not necessary to perform the sensitivity analysis since the variable rate debt was not significant.

b)	Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions.

Concerning to loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

Management does not expect the Corporation to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to meet its obligations. Due to the COVID-19 pandemic (Note 1-d), the Company has implemented various actions to reduce its exposure to liquidity risk, and has developed a Financial Plan based on several steps, which were designed assuming attaining a plea bargain agreement within a reasonable time frame. The Financial Plan aims to enable compliance with the various obligations at the corporate and group companies’ levels.

The Group’s Corporate Finance Office monitors rolling forecasts of the Group’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

As of December 31, 2019	Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	501,864	147,473	235,222	—	884,559
Finance leases	11,438	3,531	13,346	—	28,315
Lease liability for right-of-use asset	31,036	40,808	32,562	11,551	115,957
Bonds	115,690	157,516	358,461	1,077,960	1,709,627
Trade accounts payables (except non-financial liabilities)	989,574	—	34,814	—	1,024,388
Accounts payables to related parties	38,916	21,747	—	836	61,499
Other accounts payables (except non-financial liabilities)	220,602	2,505	219,788	—	442,895
Other non-financial liabilities	—	52	—	—	52

	1,909,120	373,632	894,193	1,090,347	4,267,292

As of December 31, 2020	Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	433,318	183,796	197,785	23,953	838,852
Finance leases	16,287	14,919	20,851	8,515	60,572
Lease liability for right-of-use asset	24,714	32,006	19,847	11,131	87,698
Bonds	137,090	168,673	385,919	971,543	1,663,225
Trade accounts payables (except non-financial liabilities)	1,001,470	40,502	—	—	1,041,972
Accounts payables to related parties	43,818	35,461	—	836	80,115
Other accounts payables (except non-financial liabilities)	288,037	2,185	115,321	—	405,543

	1,944,734	477,542	739,723	1,015,978	4,177,977

4.2	Capital management risk

The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital. In 2017 the situation of the Corporation had lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note18-a). In extraordinary situations and events as explained in Note 1 d), the Corporation identifies potential deviations and requirements and establishes a plan.

In order to maintain or adjust the capital structure, the Corporation may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Corporation monitors capital based on the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2019, and 2020, the gearing ratio is presented below indicating the Corporation’s strategy to keep it in a range from 0.10 to 0.70.

	2019	2020
Total financial liabilities and bonds (Note 18 and Note 19)	1,814,637	1,831,079
Less: Cash and cash equivalents (Note 9)	(950,701)	(900,168)

Net debt	863,936	930,911
Total equity	1,876,085	1,595,296

Total capital	2,740,021	2,526,207

Gearing ratio	0.32	0.37

4.3	Fair value estimation

For the classification of the type of valuation used by the Corporation for its financial instruments at fair value, the following levels of measurement have been established.

•	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.

•

Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•

Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

The table below shows the Corporation’s assets and liabilities measured at fair value:

	Level 2	Level 3
As of December 31, 2019
Financial liabilities
Derivatives used for hedging (a)	52	—
As of December 31, 2020
Financial liabilities
Other financial entities (Note 18-d)	—	152,523

(a)	As of December 31, 2020, this financial liability was liquidated.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.1	Critical accounting estimates and assumptions

The Corporation makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a)	Evaluation of the impairment of goodwill and other fixed assets of definite useful life and intangible assets of indefinite useful life

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

If the Corporation experiences a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of their business units might decrease. If management determines that the factors reducing the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of those business units and therefore, goodwill, as well as other intangible assets with indefinite useful life may be deemed to be impaired, which may cause their write-down.

As of December 31, 2019, and 2020 the Corporation has performed a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate, and revenue and terminal growth rate by a 10%, with all the other variables held constant, as follows:

	Difference between recoverable amount and carrying amounts
	2019		2020
Goodwill
Gross margin	(10%)	+10%	(10%)	+10%
Engineering and construction	(25.54%)	(4.25%)	(8.30%)	37.10%
Electromechanical	35.63%	52.97%	41.81%	55.60%
Discount rate:	(10%)	+10%	(10%)	+10%
Engineering and construction	(4.30%)	(23.09%)	32.68%	0.53%
Electromechanical	48.89%	39.92%	52.32%	45.23%
Terminal growth rate:	(10%)	+10%	(10%)	+10%
Engineering and construction	(16.31%)	(13.38%)	11.58%	17.44%
Electromechanical	42.36%	46.32%	46.83%	50.65%
Trademarks
Revenue growth rate:	(10%)	+10%	(10%)	+10%
Morelco	22.14%	60.11%	59.65%	123.51%
Vial y Vives - DSD	110.69%	72.38%	(1.04%)	2.79%
Discount rate:	(10%)	+10%	(10%)	+10%
Morelco	63.02%	23.56%	124.29%	66.82%
Vial y Vives - DSD	78.72%	106.64%	(6.56%)	9.95%
Terminal growth rate:	(10%)	+10%	(10%)	+10%
Morelco	37.49%	44.02%	86.47%	97.09%
Vial y Vives - DSD	88.07%	95.20%	(9.14%)	11.05%

Goodwill

In 2020, if the gross margin had been 10% less than management’s estimate, the Corporation would have had to recognize an impairment provision for goodwill of the Engineering and Construction CGU (Morelco); however, if the discount rate or terminal growth rate had been 10% less or 10% more than management’s estimate, it would not have had to recognize an impairment provision. In 2019, if these assumptions had been 10% less or 10% more than Management’s estimate, the Corporation would not have recognized a provision for impairment of goodwill in the Electromechanical CGU (GMA); however, at the same variation, the Corporation would have to recognized a provision for impairment of the Engineering and Construction (Morelco).

As a result of these assessments, as of December 31, 2020, no impairment provision was identified. As of December 31, 2019, an impairment of the goodwill in Morelco was identified and recorded in the Engineering and Construction CGU (Note 17).

Trademarks

In 2020, if the revenue growth rate, terminal growth rate, or discount rate were 10% below Management’s estimates, the Corporation would have had to recognize a provision for trademark impairment in Vial y Vives-DSD. In 2019, if these assumptions had been 10% less or 10% more than Management’s estimates, the Corporation would have not recognized a provision for impairment in trademarks.

As a result of these assessments, as of December 31, 2020, no impairment provision was identified. As of December 31, 2019, a reversal of goodwill impairment was identified and recorded in the Engineering and Construction CGU, trademark impairment in Vial y Vives-DSD (Note 17).

Review of carrying amounts of UNNA ENERGIA’s long-lived assets

At the date of each consolidated statement of financial position, the Group reviews the carrying amounts of its non-financial assets with finite useful lives to determine whether there is any indication that their carrying amounts are impaired. If there is any indication of impairment, the recoverable amount of the asset is estimated in order to determine, if applicable, the amount of the impairment.

The determination of whether an asset or group of assets is impaired involves management’s estimates with a certain level of uncertainty, such as future oil and gas (commodity) prices, effects of inflation on operating expenses, discount rates, production profiles and the outlook for world supply and demand conditions for crude oil, natural gas and refined products. Expected future cash flows are determined using management’s best estimate of future oil and gas prices and reserve volumes.

The level of expected future production in any impairment test is based on assumptions about future oil and gas prices, development and production costs, current tax regimes, among other factors.

As a consequence of the decrease in crude oil and gas prices at international level, the Group performed an impairment test of its long-lived assets belonging to its Cash Generating Units (hereinafter CGU), crude oil and non-associated gas, Block I, Block V, Block III, Block IV and the Pariñas Gas Plant, respectively, for which it used the value in use approach, since it has considered within its maintenance capex cash flows and the pre-tax valuation has been performed.

Management based its estimates of expected future cash flows to determine the recoverable value on i) information on reserves determined by technical management; and ii) estimated future prices and costs projected by management, using the following assumptions:

•	Projection horizon of the concession of its lots, (Block I until 2021, Block V until 2023, Block III until 2045, Block IV until 2045 and gas plant until 2046).

•

Future prices projected based on information available in the market at the date of the consolidated statement of financial position, based on a “Crude Oil Brent” price forecast and published by the Energy Information Administration (EIA) starting at US$/bbl57.50, reaching US$/bbl100.25 in the long term for crude oil. Likewise, the prices for the Company have been considered a reference price starting at US$/bbl57.50 up to US$/bbl98.68 in the long term.

•	Future costs projected by Management based on the estimated evolution of the business, considering the investment plan reported to Perupetro S.A.

•

Actual discount rate for the four Lots is 11.09% and for the Plant 10.17%, which is the weighted average cost of capital (WACC) rate, determined in accordance with the Company’s policies, before taxes.

The recoverable value determined by the Company for crude oil following the value in use approach was S/783.8 million, which is higher than the carrying value of the CGU’s S/361 million, therefore management concludes that it is not required to recognize an impairment recovery of its assets (Level 3)

Sensitivity analysis

The sensitivity of the results obtained from the impairment test above to changes in the assumptions used by management is detailed below:

•

Changes in projected future prices based on information available in the market at a date close to the date of approval of the consolidated financial statements by the Board of Directors. This assumption has considered a decrease in quoted oil and gas prices at December 31, 2019 by 10%.

•	Changes in the discount rate: If the discount rate used by management were to increase by 10%.

As a result of the volatility of oil and gas prices in the international and local market, the Company sensitized the prices and discount rates in its expected cash flow model according to the assumptions included obtaining the recoverable values as of December 31, 2020. Assuming that prices had been reduced by 10%, and the discount rate had been increased by 10%, this would have resulted in a negative variation in the Company’s value in use of 29.2%. Although there is a high level of uncertainty, the impact is not significant in the separate financial statements, which is still higher than the carrying value of the CGU’s S/194 million.

b)	Income taxes

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Corporation seeks legal and tax counsel before making any decision on tax matters.

Deferred income tax assets and liabilities are calculated on the temporary differences arising between the tax basis of assets and liabilities and the amounts stated in the financial statement of each entity that makes up the Corporation, using the tax rates in effect in each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred income tax assets and liabilities. This change will be recognized in the consolidated statement of income in the period in which the change takes effect.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which deductible temporary differences and tax loss carryforwards can be utilized. For this purpose, the Corporation takes into consideration all available evidence, including factors such as historical data, projected income, current operations, and tax planning strategies. A tax benefit related to a tax position is only recognized if it is more likely than not that the benefit will ultimately be realized.

The Corporation’s possible maximum exposure to tax contingencies amount to S/147.7 million.

The income tax for the year includes Management’s evaluation of the amount of taxes to be paid in uncertain tax positions, where the liabilities have not yet been agreed with the tax administration.

c)	Percentage of completion revenue recognition

Service revenues based on construction contracts are recognized by the percentage of completion method, which requires estimating the margin will be obtained culminating works. Projections of these margins are determined by management based on their budgets execution and adjusted periodically in order to use updated information to reflect actual performance in the work. In this regard, management believes that the estimates made at the end of the year are reasonable. When changes occur not approved in the scope of work, income is recognized as equivalent to the cost incurred (no profit is recognized) until it has been approved the additional work.

The revenue of the contract is recognized as such in the consolidated statement of comprehensive income in the accounting periods in which the work was executed. Costs related to the construction contract costs are recognized as works in the consolidated comprehensive income in the accounting periods in which the work was executed. However, any expected and likely cost overruns related to the contract over total expected income under the contract is recognized as expense immediately. In addition, any change in the estimates under the contract is recognized as a change in accounting estimates in the period in which the change is made and future periods if applicable. In certain construction contracts, the terms of these agreements allow to retain an amount to customers until it culminates with construction. Under these contracts, the total amount cannot be recognized until the construction is finished.

As of December 31, 2018, 2019 and 2020, a sensitivity analysis was performed considering a 10% increase/decrease in the Corporation’s gross margins, as follows:

	2018	2019	2020
Revenues	1,961,100	2,411,880	1,815,671
Gross profit	32,685	60,317	99,362
%	1.67	2.50	5.47
Plus 10%	1.84	2.75	6.02

Increase in profit before income tax	3,399	6,010	9,941

	36,084	66,327	109,303

Less 10%	1.50	2.25	4.92

Decrease in profit before income tax	(3,399)	(6,010)	(9,941)

	29,286	54,307	89,421

d)	Provision for well closure costs

As of December 31, 2020, the present value of the estimated provision for the closure of 193 wells located in Talara amounted to S/52.9 million (S/50.1 million as of December 31, 2019, for the closure of 189 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from reviews of either the date of occurrence or the amount of the present value of the originally estimated obligations (Note 17-d).

The Corporation estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the consolidated statement of financial position.

In 2020, the calculation of the provision has been separated according to the obligations currency. Therefore, the pre-tax discount rates used for the calculation of the present value were 0.36% (for dollars) 1.95% (for soles) Block I, and 0.17% (for dollars) 1.149% (for soles) Block V (1.58% for Block I and 1.66% for Block V in 2019), and 1.55% (for dollars) 5.65% (for soles) for Blocks III and IV (2.33% in 2019), based on the rate applicable to Peruvian sovereign bonds in soles and dollars between 3, 5 and 30 years respectively, in effect as of December 2019 and 2020.

If on December 31, 2019, and 2020, the estimated rate had increased or decreased by 10%, with all variables held constant, the impact on pre-tax profit would not have been significant.

e)	Impairment of investment in associate and account receivable to Gasoducto Sur Peruano S.A. (GSP)

Based on the termination of the concession agreement, on which Gasoducto Sur Peruano S.A. (GSP) acts as concessionaire (Note 15 a-i), as well as the agreements taken at the end of the year, the Corporation identified potential impairment indicators affecting the recoverability of its investment. Consequently, the Corporation impaired the full investment amount in 2019.

In that process, the Corporation has applied judgment to weight the various uncertainties surrounding the amount that can be recovered from this investment. Management has determined the recoverable amount assuming the following key factors: (i) the amount that GSP will recover as a result of a possible public auction, (ii) the liquidation of the company via the GSP Creditor’s meeting, and (iii) the validity of its right to subordinate the Odebrecht Group’s debts in GSP.

The calculation of the impairment estimate assumes a process of liquidation of GSP in accordance with Peruvian legislation, whereby the value of the asset to be recovered is first applied to the payments of liabilities in the different categories of creditors and the remainder, if it is the case, to the payment of the shareholders, taking into account the existing subordination agreements.

In 2018, in relation to the amount to be recovered by GSP, the Corporation is assuming a recovery of the minimum amount established in the concession agreement, which is equivalent to 72.25% of the Net Carrying Amount (NCA) of the Concession assets. This amount, in substance, represents a minimum payment to be obtained by GSP based on a public auction (liquidation) to be set up for the adequate transfer of the Concession’s assets to a new Concessionaire, under the relevant contractual terms and conditions. Additionally, given the situation of non-compliance by the Peruvian State and the situation in which the process of forming the creditors’ meeting was, and according to the opinion of lawyers for similar cases, the term for five years was estimated the recovery of the account receivable.

As of December 31, 2019 and 2020, the recovery of NCA estimated by Management equals 50%, in consideration of the agreements taken as a consequence of the signing of the preliminary effective collaboration agreement. Likewise, considering that the formation of the creditors’ meeting is still pending, the deadline to initiate actions to start the collection process has been delayed. Therefore, a total term of eight years has been considered, from the date and until the formation of the creditors’ meeting, the approval of the settlement plan, the presentation of the arbitration claim, as well as the entire arbitration process in itself.

5.2	Critical judgments in applying the accounting policies

Consolidation of entities in which the Corporation holds less than 50%

The Corporation owns some direct and indirect subsidiaries of which the Corporation has control even though it has less than 50% of the voting rights. These subsidiaries mainly comprise indirect subsidiaries in the real estate business owned through Viva Negocio Inmobiliario S.A., having the power to affect the relevant activities that impact the subsidiaries’ returns, even though the Corporation holds interest between 30% and 50%. Additionally, the Corporation has control de facto by a contractual agreement with the majority investor over Promotora Larcomar S.A. of which it owns 46.55% of the equity interest.

UNNA ENERGIA S.A. Lots III and IV, License contracts for the exploitation of hydrocarbons

As a result of the signing in March 2015 of the license agreements for block III and IV, the Group’s oil production and business capacity has increased. The most relevant critical judgments applied by the Group are listed below.

The Corporation’s Management concluded that it acquired control over the assets of the aforementioned blocks, by defining the main aspects of the operation, maintenance and disposal, as well as being exposed to the main risks and benefits inherent to the ownership of the assets and, consequently, the Group is not simply assuming a right of use. Therefore, on April 2015, the Group recognized facilities, machinery and equipment for S / 35.7 million and will recognize its futures investments as part of its assets.

Additionally, the Group would assume the costs of the permanent abandonment of the productive wells and facilities that are part of its operations and that have been produced in the Group’s management, which, for safety, environmental or economic reasons, cease to operate, in accordance with established in clause 13.5 of the aforementioned contract. It should be noted that it is not the Group’s obligation to carry out closure activities for existing wells that are not produced by it. These costs must be part of the assets of the company, see Note 13 - Intangible Assets - Provision for the closure of wells.

On December 31, 2016, the Company began its well drilling activities in Block IV, which continued until March 2020, when due to a Sanitary Emergency, the drilling campaigns were suspended due to Force Majeure. In Block III, the company has not started its drilling activities, for reasons of Force Majeure, as it does not have the authorization of the Miramar Vichayal Peasant Community (the Community), until the Easement Contract is registered in Public Registries. In November 2019, UNNA ENERGIA S.A. and the Community entered into the Easement Agreement. Efforts are under way to register the Easement Contract in Public Records, to then continue with the respective payments and start the drilling campaign in Block III.

Consolidation of entities in which the Corporation does not have joint control but holds rights and obligations over the assets and liabilities

The Corporation assesses, on an ongoing basis, the nature of the contracts signed with one or more parties. If no control or joint control is determined to be held by the Corporation, but it has rights over assets and obligations for liabilities under the arrangement, then the Corporation recognizes its assets, liabilities, revenue and expenses and its share of any jointly controlled assets or liabilities and any revenue or expense arising under the arrangement as a joint operation in accordance with IFRS 11 - Joint arrangements (Note 2.2-d).

6.	INTERESTS IN OTHER ENTITIES

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. Additionally, the consolidated financial statements of the Corporation include its interest in joint operations in which the Company or certain subsidiaries have joint control with their partners (Note 2.2-d).

a)	Main subsidiaries

The following table shows the principal direct and indirect subsidiaries classified by operating segment (Note 7):

Name	Country	Economic activity
Engineering and Construction:

Cumbra Peru S.A.	Peru and Colombia	Civil construction, electro-mechanic assembly, buildings management and implementing housing development projects and other related services.

GyM Chile S.p.A.	Chile	Investment funds, investment companies and similar financial entities.

Vial y Vives - DSD S.A.	Chile	Construction engineering projects, civil construction and related technical consultancy, rental of agricultural machinery and equipment, forestry, construction and civil engineering without operator.

Cumbra Ingenieria S.A.	Peru, Mexico, and Bolivia	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Morelco S.A.S.	Colombia and Ecuador	Providing construction and assembly services, supply of equipment and materials, operation and maintenance and engineering services in the specialties of mechanics, instrumentation and civil works.

Infrastructure:

UNNA Energia S.A.	Peru	Oil and oil by-products extraction, operation and exploration services, as well as providing storage and fuel dispatch services.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco - Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C.	Peru	Supply, process and market natural gas and its derivative products.

Name	Country	Economic activity
Concar S.A.C.	Peru	Highway and roads concessions operation and maintenance.

Tren Urbano de Lima S.A.	Peru	Concession for the operation of the public transportation system of Lima Metro (Metro de Lima Metropolitana).

Survial S.A.	Peru	Concession for constructing, operating and maintaining Section 1 of the “Southern Inter-oceanic” highway.

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the “Ancon — Huacho — Pativilca” section of the Panamericana Norte road.

Concesion Canchaque S.A.C.	Peru	Concession for operating and maintaining of the Buenos Aires – Canchaque provincial road highway.

Concesionaria Via Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa — Paseo de la Republica in Lima.

Real estate:

Viva Negocio Inmobiliario S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Parent company operation:

Adexus S.A.	Chile, Peru, Colombia and Ecuador	IT solutions services.

CAM Holding S.p.A.	Chile	Investment company.

Qualys S.A.	Peru	Human, economic and technological services to the Corporation’s companies.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and sale of office premises in Peru.

Negocios del Gas S.A.	Peru	Investment company for construction, operation, and maintenance of the pipeline system to transport natural gas and liquids.

Inversiones en Autopistas S.A.	Peru	Holding company of shares, participation or any other credit instrument or investment document.

Agenera S.A.C.	Perú	Activities related to the generation, cogeneration, transmission, import, export and distribution of electrical energy.

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2020:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non-controlling interests (%)
Engineering and Construction:
Cumbra Peru S.A.	98.90%	—	98.90%	1.10%
- Morelco S.A.S.	—	70.00%	70.00%	30.00%
- GyM Chile S.p.A.	—	100.00%	100.00%	—
- Vial y Vives – DSD S.A.	—	94.49%	94.49%	5.51%
Cumbra Ingenieria S.A.	89.41%	—	89.41%	10.59%
- Ecología Tecnología Ambiental S.A.C.	—	100.00%	100.00%	—
- GM Ingenieria y Construccion de CV	—	100.00%	100.00%	—
- GM Ingenieria Bolivia S.R.L.	—	98.57%	98.57%	1.43%
Infrastructure:
UNNA ENERGIA S.A.	95.00%	—	95.00%	5.00%
- Oiltanking Andina Services S.A.	—	50.00%	50.00%	50.00%
- Transportadora de Gas Natural
Comprimido Andino S.A.C.	—	99.93%	99.93%	0.07%
Concar S.A.C.	100.00%	—	100.00%	—
Tren Urbano de Lima S.A.	75.00%	—	75.00%	25.00%
Survial S.A.	100.00%	—	100.00%	—
Norvial S.A.	18.20%	48.80%	67.00%	33.00%
Concesion Canchaque S.A.	99.96%	0.04%	100.00%	—
Concesionaria Via Expresa Sur S.A.	99.98%	0.02%	100.00%	—
Real Estate:
Viva Negocio Inmobiliario S.A.	56.22%	43.32%	99.54%	0.46%
Parent company operations:
Qualys S.A.	100.00%	—	100.00%	—
Promotora Larcomar S.A.	46.55%	—	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	—
Agenera S.A.	99.00%	1.00%	100.00%	—
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	—
Cam Holding S.p.A.	100.00%	—	100.00%	—
Adexus S.A.	100.00%	—	100.00%	—

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2019:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non-controlling interests (%)
Engineering and Construction:
Cumbra Peru S.A.	98.87%	—	98.87%	1.13%
- Morelco S.A.S.	—	70.00%	70.00%	30.00%
- GyM Chile S.p.A.	—	100.00%	100.00%	—
- Vial y Vives – DSD S.A.	—	94.49%	94.49%	5.51%
Cumbra Ingenieria S.A.	89.41%	—	89.41%	10.59%
- Ecología Tecnología Ambiental S.A.C.	—	100.00%	100.00%	—
- GM Ingenieria y Construccion de CV	—	99.00%	99.00%	1.00%
- GM Ingenieria Bolivia S.R.L.	—	98.57%	98.57%	1.43%
Infrastructure:
UNNA ENERGIA S.A.	95.00%	—	95.00%	5.00%
- Oiltanking Andina Services S.A.	—	50.00%	50.00%	50.00%
- Transportadora de Gas Natural
Comprimido Andino S.A.C.	—	99.93%	99.93%	0.07%
Concar S.A.C.	100.00%	—	100.00%	—
Tren Urbano de Lima S.A.	75.00%	—	75.00%	25.00%
Survial S.A.	100.00%	—	100.00%	—
Norvial S.A.	18.20%	48.80%	67.00%	33.00%
Concesion Canchaque S.A.	99.96%	0.04%	100.00%	—
Concesionaria Via Expresa Sur S.A.	99.98%	0.02%	100.00%	—
Real Estate:
Viva Negocio Inmobiliario S.A.	56.22%	43.32%	99.54%	0.46%
Parent company operations:
Qualys S.A	100.00%	—	100.00%	—
Promotora Larcomar S.A.	46.55%	—	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	—
Agenera S.A.	99.00%	1.00%	100.00%	—
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	—
Cam Holding S.p.A.	100.00%	—	100.00%	—
Adexus S.A.	100.00%	—	100.00%	—

All investments in subsidiaries have been included in the consolidation. The proportion of voting rights in such subsidiaries is held directly by the Company and does not differ significantly from the proportion of shares held.

As of December 31, the non-controlling interest is attributed to the following subsidiaries:

	2019	2020
Viva Negocio Inmobiliario S.A. and subsidiaries	168,839	132,238
Cumbra Peru S.A. and subsidiaries	61,569	51,798
Norvial S.A.	63,031	57,941
UNNA ENERGIA S.A.	24,413	24,162
Tren Urbano de Lima S.A.	77,564	59,231
Promotora Larcomar S.A.	3,058	3,022
Other	(199)	(702)

	398,275	327,690

In December 2019, the subsidiary Viva Negocio Inmobiliario S.A. through the General Shareholders’ Meeting, it agreed to capitalize its supplementary premium for the amount of S/65.3 million to subsequently reduce the share capital in a non-proportional manner by returning contributions amounting to S/82.3 million.

The return did not generate cash outflow as the reciprocal obligations between its shareholders with the subsidiary were offset. Consequently, the Company modified its participation in its subsidiary from 63.4% to 56.2%, in turn its subsidiary Cumbra Peru S.A. (also a shareholder of Viva Negocio Inmobiliario S.A.) modified its stake from 36.1% to 43.3%.

In addition, in December 2019 the subsidiary Cumbra Peru S.A. through the General Shareholders’ Meeting agreed to the capital increase for monetary contributions in the amount of S/146.1 million. Minority shareholders voluntarily waived the pre-emptive subscription right, causing the Company’s participation percentage to increase from 98.2% to 98.9%.

Summarized financial information of subsidiaries with material non-controlling interests

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Corporation.

Summarized statement of financial position

	Viva Negocio Inmobiliario S.A. and subsidiaries		Cumbra Peru S.A. and subsidiaries		Norvial S.A.		Tren Urbano de Lima S.A.
	As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2019	2020	2019	2020	2019	2020	2019	2020
Current:
Assets	591,402	541,703	1,232,486	1,310,053	84,889	72,462	449,180	367,610
Liabilities	(263,592)	(249,816)	(1,491,747)	(1,687,355)	(53,715)	(45,185)	(93,879)	(85,616)

Current net assets (liabilities)	327,810	291,887	(259,261)	(337,302)	31,174	27,277	355,301	281,994

Non-current:
Assets	121,529	120,223	1,100,218	1,092,120	442,186	403,280	623,033	635,836
Liabilities	(37,851)	(34,378)	(486,924)	(439,253)	(282,358)	(254,979)	(668,080)	(680,905)

Non-current net assets (liabilities)	83,678	85,845	613,294	652,867	159,828	148,301	(45,047)	(45,069)

Net assets	411,488	377,732	354,033	275,565	191,002	175,578	310,254	236,925

Summarized income statement

	Viva Negocio Inmobiliario S.A. and subsidiaries		Cumbra Peru S.A. and subsidiaries		Norvial S.A.		Tren Urbano de Lima S.A.
	For the year ended		For the year ended		For the year ended		For the year ended
	2019	2020	2019	2020	2019	2020	2019	2020
Revenue	264,401	182,439	2,279,786	1,816,358	272,679	134,149	397,853	345,258

Profit (loss) before income tax	30,729	17,816	(116,081)	(76,669)	24,067	(2,029)	121,079	87,522
Income tax	(7,000)	(2,854)	(30,843)	(1,753)	(6,815)	1,405	(39,634)	(26,681)

Profit (loss) for the year	23,729	14,962	(146,924)	(78,422)	17,252	(624)	81,445	60,841
Other comprehensive income	—	0	(7,436)	7,368	—	0	—	0

Total comprehensive income for the year	23,729	14,962	(154,360)	(71,054)	17,252	(624)	81,445	60,841

Summarized statement of cash flows

	Viva Negocio Inmobiliario S.A. and subsidiaries		Cumbra Peru S.A. and subsidiaries		Norvial S.A.		Tren Urbano de Lima S.A.
	For the year ended		For the year ended		For the year ended		For the year ended
	2019	2020	2019	2020	2019	2020	2019	2020
Net cash provided from operating activities	28,791	84,770	(25,503)	1,400	12,514	36,942	379,882	52,055
Net cash (applied to) provided from investing activities	(2,613)	(473)	(20,173)	(8,835)	(33)	(12)	2,845	812
Net cash (applied to) provided from financing activities	(58,722)	(71,484)	209,515	26,550	(46,045)	(39,667)	(273,009)	(145,788)

(Decrease) increase in cash and cash equivalents, net	(32,544)	12,813	163,839	19,115	(33,564)	(2,737)	109,718	(92,921)
Cash and cash equivalents at the beginning of the year	93,262	60,718	172,628	336,467	99,850	66,286	191,178	300,896

Cash and cash equivalents at the end of the year	60,718	73,531	336,467	355,582	66,286	63,549	300,896	207,975

The information above is the amount before inter-company eliminations.

b)	Public services concessions

The Corporation has public service concessions. When applicable, the income attributable to the construction or restoration of infrastructure has been accounted for by applying the models described in Note 2.5 (financial asset model, intangible asset and forked model).

Since the termination of the Contract between TGNCA and the Ministry of Energy and Mines, Management has worked on developing and completing new gas compression and liquefaction projects. Additionally, it is evaluating the centralization of the gas business through this vehicle and expects to start the gas compression project in 2021.

In all the Corporation’s concessions, the infrastructure returns to the Grantor at the end of the Contract.

The concessions held by the Corporation are as follows as of December 31, 2020:

Name of Concession	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model
Survial S.A.	This company operates and maintains a 750 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road. The road has five toll stations and three weigh stations.	US$99 million	Transaction secured by the Peruvian Government involving from annual payments for the maintenance and operation of the road, which is in charge of the Peruvian Ministry of Transport and Communications (MTC).	99.90%	2032	Financial asset

Canchaque S.A.C.	This company operates and periodically maintains a 78 km road which connects the towns of Buenos Aires and Canchaque, in Peru. The road has one toll station.	US$31 million	Transaction secured by the Peruvian Government regardless the traffic volume. Revenue is secured by an annual minimum amount of US$0.3 million.	99.96%	2025	Financial asset

Concesionaria. La Chira S.A.	Designing, financing, constructing, operating and maintaining project called “Planta de Tratamiento de Aguas Residuales y Emisario Submarino La Chira”. The Project will treat approximately 25% of wastewaters in Lima.	S/250 million	Transaction secured by the Peruvian Government consisting of monthly and quarterly payments settled by Sedapal´s collection trust.	50.00%	2036	Financial asset

Tren Urbano de Lima S.A.	Concession for the operation of Line 1 of Lima Metro, Peru’s only urban railway system in Lima city, which includes (i) operation and maintenance of the existing trains (24 initial investment trains and 20 additional trains), (ii) operation and maintenance of the railway system (railway and infrastructure).	S/642 million	Transaction secured by the Peruvian Government involving a quarterly payment received from MTC based on km travelled per train.	75.00%	2041	Financial asset

Name of concession	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model
Norvial S.A.	The Company operates and maintains the highway that connects Lima to the northwest of Peru. This 183 km road known as Red Vial 5 runs from the cities of Ancon to Pativilca and has three toll stations.	US$187 million	Collected from users (self-financed concession; revenue is derived from collection of tolls).	67.00%	2028	Intangible

Via Expresa Sur S.A.	The Company obtained the concession for designing, financing, building, operating and maintaining the infrastructure associated with the Via Expresa Sur Project. This project involves the second stage expansion of the Via Expresa — Paseo de la Republica,between Av. Republica de Panama and and Panamericana highway.	US$197 million	The contract gives the right of collection from users; however the Peruvian Government shall pay the difference when the operating revenue obtained is below US$18 million during the first two years and US$19.7 million from the third year to the fifteenth year of the effective period of the financing, with a ceiling of US$10 million. In June 2017, the contract was suspended temporarily and has been extended until June 2021. To date, the term of the Concession remains suspended by agreement between the parties pending agreement on the terms and conditions to approve the Early Termination of the Concession Contract by Mutual Agreement as provided in Clause 16.3 of the aforementioned Contract.	99.98%	2053	Bifurcated

c)	Main joint operations

As of December 31, 2018 and 2019, the Corporation is a partner to 51, and as of December 31, 2020, to 52 Joint Operations with third parties, respectively. The table below lists the Corporation’s major Joint Operations.

	Percentage of interest
Joint operations	2018	2019	2020
AENZA S.A.A.
- Concesionaria La Chira S.A.	50%	50%	50%
Cumbra Peru S.A.
- Consorcio CDEM	85%	85%	—
- Consorcio Huacho Pativilca	67%	67%	67%
- Consorcio GyM – CONCIVILES	67%	67%	67%
- Consorcio AMDP norte	50%	—	50%
- Consorcio Chicama - Ascope	50%	50%	—
- Consorcio Constructor Alto Cayma	50%	50%	50%
- Consorcio Energia y Vapor	50%	50%	—
- Consorcio Ermitaño	50%	50%	50%
- Consorcio GyM Sade Skanska	50%	50%	—
- Consorcio GYM-OSSA	—	50%	100%
- Consorcio GyM-Stracon	50%	50%	50%
- Consorcio HV GyM	50%	50%	50%
- Consorcio La Chira	50%	50%	50%
- Consorcio Lima Actividades Comerciales Sur	50%	50%	50%
- Consorcio Lima Actividades Sur	50%	50%	50%
- Consorcio Menegua	50%	50%	—
- Consorcio para la Atencion y Mantenimiento de Ductos	40%	-	—
- Consorcio Rio Mantaro	50%	50%	—
- Consorcio Río Urubamba	50%	50%	50%
- Consorcio TNT Vial y Vives - DSD Chile LTDA	50%	50%	—
- Constructora Incolur DSD Limitada	50%	50%	—
- Consorcio Alto Cayma	49%	49%	49%
- Consorcio La Gloria	49%	49%	49%
- Consorcio Norte Pachacutec	49%	49%	49%
- Consorcio Italo Peruano	48%	48%	48%
- Consorcio Vial Quinua	46%	46%	46%
- Consorcio Constructor Ductos del Sur	29%	29%	29%
- Consorcio Constructor Chavimochic	27%	27%	27%
- Consorcio Inti Punku	—	—	49%
- Consorcio Pasco	—	1%	1%
UNNA ENERGIA S.A.
- Consorcio Terminales	50%	50%	50%
- Terminales del Perú	50%	50%	50%

	Percentage of interest
Joint operations	2018	2019	2020
Concar S.A.C.
- Consorcio Ancon-Pativilca	67%	67%	67%
- Consorcio Peruano de Conservación	50%	50%	50%
- Consorcio Manperan	67%	67%	67%
- Consorcio Vial Sierra	100%	50%	50%
- Consorcio Vial Ayahuaylas	99%	99%	99%
- Consorcio Vial ICAPAL	10%	10%	10%
- Consorcio Vial Sullana	99%	99%	99%
- Consorcio Vial del Sur	99%	99%	99%
- Consorcio Obras Viales	—	99%	99%
Cumbra Ingenieria S.A.
- Consorcio Vial la Concordia	88%	88%	88%
- Consorcio GMI- Haskoningdhv	70%	70%	70%
- Consorcio Supervisor Ilo	55%	55%	55%
- Consorcio Poyry-GMI	40%	40%	40%
- Consorcio Internacional Supervision Valle Sagrado	33%	33%	33%
- Consorcio Ecotec — GMI — PIM	30%	30%	30%
- Consorcio Ribereño Chinchaycamac	—	40%	40%
- Consorcio Supervisor GRH	—	—	64%
- Consorcio Ecotec — GMI	—	—	20%

Joint operations agreements listed above are operated in Peru, Chile and Colombia.

On November 2, 2019, the operation contract of Consorcio Terminales of the subsidiary UNNA ENERGIA S.A., corresponding to the terminals of Pisco, Mollendo, Ilo, Cusco and Juliaca, was terminated, and the assets and operations were delivered to Petroperú. Currently, it is in the process of liquidating assets and liabilities.

The main activities of the joint operations correspond to:

Joint Operations in	Economic activity

AENZA S.A.A. (formerly Graña y Montero S.A.A.)	Construction, operation and maintenance of La Chira wastewater treatment plant in the south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

Cumbra Peru S.A.	These joint operations were created exclusively to development of construction contracts.

UNNA ENERGIA S.A.	Consorcio Terminales and Terminales del Peru provide services for receiving, storing, shipping and transporting liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

CONCAR S.A.C.	Concar’s joint operations provides rehabilitation service, routine and periodic maintenance of the road; and road conservation and preservation services.

Cumbra Ingenieria S.A.	Engineering consulting services in, study and project execution, project management and Works supervision.

The consolidated financial statements do not include any other type of entities in addition to those mentioned above, such as trust funds or special purpose entities.

7	SEGMENT REPORTING

Operating segments are reported consistently with the internal reports that are reviewed by the Corporation’s chief decision-maker; that is, the Executive Committee, which is led by the Corporate General Manager. This Committee acts as the maximum authority in operations decision making and is responsible for allocating resources and evaluating the performance of each operating segment.

The Corporation’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate and (iv) parent company operations.

As set forth under IFRS 8, reportable segments based on the level of revenue is: ‘engineering and construction’. However, the Corporation has voluntarily decided to report in all its operating segments as detailed in this Note.

The revenues derived from foreign operations (Chile, Colombia y Mexico) comprise 24% of the Corporation’s total revenue reported in 2020 (19% to 2019).

Sales between segments are carried out at arm’s length, are not material, and are eliminated on consolidation. The revenue from external parties is measured in a manner consistent with that in the income statement. Sale of goods relate to the real estate segment. Revenue from services relate to all other segments.

Group sales and receivables are not concentrated in a few private customers.

The principal activities of the Corporation in each operating segment are as follows:

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

b)

Infrastructure: The Corporation has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a wastewater treatment plant in Lima, four producing oil fields, a gas processing plant and operation and maintenance services for infrastructure assets.

c)

Real Estate: The Corporation develops and sells homes targeted to low and middle-income population sectors which are experiencing a significant increase in disposable income, as well as, office and commercial space to a lesser extent.

d)	Parent Company Operation: Corresponds to services provided to related entities of the Corporation such as strategic and functional advisory services and operational leasing of offices.

The Executive Committee uses adjusted earnings before interest, tax, depreciation, and amortization (EBITDA) to assess the performance of operating segments. In the years 2019 and 2020, additional provisions have been considered for some of the Corporation’s asses, such as impairment of investments, impairment of account receivables, impairment of goodwill, provision for civil repair and legal claims.

EBITDA is reconciled to operating income (loss) before income taxes as follows:

	2018	2019	2020
Net profit (loss)	57,415	(838,642)	(190,344)
Financial income and expenses	209,232	178,787	117,523
Income tax	110,993	303,371	58,444
Depreciation and amortization	206,520	219,817	197,125

Initial EBITDA	584,160	(136,667)	182,748
Extraordinary adjustments to EBITDA
Impairment of investments	—	261,924	—
Impairment of accounts receivables	—	332,862	102,148
Impairment of goodwill	—	33,089	—
Provisions: civil compensation and legal claims	73,499	127,147	89,084
Provisions for labor claims	—	—	7,434
Impairment recovery	—	(40,094)	—

Adjusted EBITDA	657,659	578,261	381,414

EBITDA for each segment is as follows:

	2018	2019	2020
Engineering and construction	44,003	51,147	55,766
Infrastructure	409,626	403,554	290,335
Real estate	240,991	56,821	32,555
Parent company operations	49,671	(417,954)	(93,931)
Intercompany eliminations	(86,632)	484,693	96,689

EBITDA	657,658	578,261	381,414

Backlog refers to the expected future revenue undersigned contracts and legally binding letters of intent. The breakdown by operating segments as of December 31, 2020, and the dates in which they are estimated to be realized is shown in the following table:

		Annual Backlog
	2020	2021	2022	2023+
Engineering and Construction	3,091,072	2,588,137	502,935	—
Infrastructure	1,784,582	601,020	597,520	586,042
Real estate	218,598	194,654	23,944	—
Parent company operations	166,324	97,808	45,702	22,814
Intercompany eliminations	(440,152)	(145,950)	(146,968)	(147,235)

	4,820,424	3,335,670	1,023,134	461,621

The following table shows the Corporation’s financial statements by operating segments:

Operating segments financial position

Segment reporting

		Infrastructure
As of December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated
Assets.-
Cash and cash equivalent	372,991	53,118	123,020	300,896	6,388	60,718	33,570	—	950,701
Trade accounts receivables, net	531,591	63,402	44,513	97,059	1,168	83,019	93,452	—	914,204
Work in progress, net	49,457	—	—	—	—	—	—	—	49,457
Accounts receivable from related parties	202,181	369	43,852	1,853	—	1,144	99,794	(312,535)	36,658
Other accounts receivable	327,977	30,853	30,228	18,548	109	9,509	37,248	2	454,474
Inventories, net	57,093	32,366	7,109	30,594	—	437,012	2,828	(11,601)	555,401
Prepaid expenses	6,812	1,271	2,779	231	133	—	5,252	—	16,478

	1,548,102	181,379	251,501	449,181	7,798	591,402	272,144	(324,134)	2,977,373
Non-current assets classified as held for sale	2,398	—	—	—	—	—	—	—	2,398

Total current assets	1,550,500	181,379	251,501	449,181	7,798	591,402	272,144	(324,134)	2,979,771

Long-term trade accounts receivable, net	97,256	—	36,273	619,086	—	587	26,407	—	779,609
Long-term work in progress, net	—	—	23,117	—	—	—	—	—	23,117
Long-term accounts receivable from related parties	318,748	—	836	—	10,475	—	552,687	(308,023)	574,723
Prepaid expenses	—	887	24,462	2,307	788	—	—	(510)	27,934
Other long-term accounts receivable	86,097	63,649	5,156	—	7,346	50,449	60,735	—	273,432
Investments in associates and joint ventures	109,839	8,006	—	—	—	6,062	1,495,422	(1,582,294)	37,035
Investment property	1,450	—	—	—	—	26,876	—	—	28,326
Property, plant and equipment, net	186,589	184,819	11,106	841	153	11,742	69,899	(1,159)	463,990
Intangible assets, net	136,547	244,901	443,420	794	—	1,029	20,402	7,134	854,227
Right-of-use assets, net	5,638	24,038	3,860	5	7	5,048	67,300	(15,315)	90,581
Deferred income tax asset	176,740	4,741	13,054	—	720	19,736	51,552	5,176	271,719

Total non-current assets	1,118,904	531,041	561,284	623,033	19,489	121,529	2,344,404	(1,894,991)	3,424,693

Total assets	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Liabilities.-
Borrowings	180,535	42,760	2,383	5	6	116,231	148,648	(9,039)	481,529
Bonds	—	—	28,995	15,742	—	—	—	—	44,737
Trade accounts payable	932,142	67,444	34,762	28,508	132	39,645	56,442	—	1,159,075
Accounts payable to related parties	206,907	2,233	35,554	21,024	—	23,437	58,951	(309,190)	38,916
Current income tax	18,451	961	3,710	23,887	—	704	3,456	—	51,169
Other accounts payable	441,271	16,721	53,987	4,713	835	83,345	68,802	—	669,674
Provisions	6,031	18,459	6,183	—	—	230	82,580	—	113,483

Total current liabilities	1,785,337	148,578	165,574	93,879	973	263,592	418,879	(318,229)	2,558,583

Borrowings	32,620	116,218	2,070	—	—	11,010	254,931	(7,783)	409,066
Long-term bonds	—	—	276,550	602,755	—	—	—	—	879,305
Long-term trade accounts payable	—	—	—	—	—	—	34,814	—	34,814
Other long-term accounts payable	222,887	—	15,989	2,176	2,106	26,841	26,291	—	296,290
Long-term accounts payable to related parties	120,255	—	836	22,583	23,784	—	165,286	(310,161)	22,583
Provisions	80,125	40,268	24,691	1,394	—	—	68,474	—	214,952
Derivative financial instruments	—	52	—	—	—	—	—	—	52
Deferred income tax liability	31,037	36,476	5,806	39,172	—	—	243	—	112,734

Total non-current liabilities	486,924	193,014	325,942	668,080	25,890	37,851	550,039	(317,944)	1,969,796

Total liabilities	2,272,261	341,592	491,516	761,959	26,863	301,443	968,918	(636,173)	4,528,379

Equity attributable to controlling interest in the Company	330,992	346,415	258,223	232,692	424	137,542	1,644,707	(1,473,185)	1,477,810
Non-controlling interest	66,151	24,413	63,046	77,563	—	273,946	2,923	(109,767)	398,275

Total liabilities and equity	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Operating segments financial position Segment reporting
		Infrastructure
As of December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated
Assets.-
Cash and cash equivalent	382,850	60,165	117,893	207,975	7,408	73,531	50,346	—	900,168
Trade accounts receivables, net	425,939	37,614	25,014	111,602	565	38,043	64,390	—	703,167
Work in progress, net	186,433	—	—	—	—	—	—	—	186,433
Accounts receivable from related parties	107,495	35	31,868	2,624	30	1,342	102,103	(218,159)	27,338
Other accounts receivable	323,084	27,900	23,631	13,220	197	10,446	35,051	2	433,531
Inventories, net	58,653	36,016	8,496	31,861	—	418,341	360	(1,727)	552,000
Prepaid expenses	7,798	1,964	6,485	328	116	—	6,281	—	22,972

Total current assets	1,492,252	163,694	213,387	367,610	8,316	541,703	258,531	(219,884)	2,825,609

Long-term trade accounts receivable, net	53,036	—	15,740	632,214	—	2,181	27,495	—	730,666
Long-term accounts receivable from related parties	315,393	—	14,508	—	11,103	—	611,498	(332,431)	620,071
Prepaid expenses	—	981	19,009	2,048	736	—	—	(510)	22,264
Other long-term accounts receivable	134,719	70,694	531	—	7,346	54,237	60,696	—	328,223
Investments in associates and joint ventures	109,870	8,080	—	—	—	6,095	1,322,865	(1,411,394)	35,516
Investment property	1,467	—	—	—	—	24,606	44,521	(44,521)	26,073
Property, plant and equipment, net	169,091	166,382	9,186	794	146	9,592	16,718	33,560	405,469
Intangible assets, net	143,575	250,327	371,437	681	—	872	19,017	6,081	791,990
Right-of-use assets, net	8,179	9,872	4,626	99	—	3,936	51,401	(13,595)	64,518
Deferred income tax asset	174,269	4,717	5,037	—	779	18,704	53,536	5,123	262,165

Total non-current assets	1,109,599	511,053	440,074	635,836	20,110	120,223	2,207,747	(1,757,687)	3,286,955

Total assets	2,601,851	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,112,564

Liabilities.-
Borrowings	230,682	32,550	2,405	42	—	95,709	102,469	(10,973)	452,884
Bonds	4,546	—	32,819	21,081	—	—	—	—	58,446
Trade accounts payable	861,833	51,225	51,221	32,637	61	42,565	57,625	—	1,097,167
Accounts payable to related parties	185,104	1,083	17,738	21,531	—	19,074	15,708	(216,420)	43,818
Current income tax	26,922	1,351	1,638	3,606	166	—	811	—	34,494
Other accounts payable	525,195	12,905	35,997	6,719	766	91,976	40,252	4,596	718,406
Provisions	8,876	18,943	1,659	—	—	492	62,787	—	92,757

Total current liabilities	1,843,158	118,057	143,477	85,616	993	249,816	279,652	(222,797)	2,497,972

Borrowings	25,273	103,154	2,291	59	—	11,021	328,753	(25,115)	445,436
Long-term bonds	22,911	—	248,029	603,373	—	—	—	—	874,313
Long-term trade accounts payable	—	—	—	—	—	—	40,502	—	40,502
Other long-term accounts payable	140,605	—	11,623	231	2,762	23,357	4,654	—	183,232
Long-term accounts payable to related parties	104,432	—	836	36,297	24,207	—	186,886	(316,361)	36,297
Provisions	122,503	37,599	26,034	1,925	—	—	148,548	—	336,609
Deferred income tax liability	25,576	36,793	1,518	39,020	—	—	—	—	102,907

Total non-current liabilities	441,300	177,546	290,331	680,905	26,969	34,378	709,343	(341,476)	2,019,296

Total liabilities	2,284,458	295,603	433,808	766,521	27,962	284,194	988,995	(564,273)	4,517,268

Equity attributable to controlling interest in the Company	261,501	354,982	161,710	177,694	464	138,933	1,474,398	(1,302,076)	1,267,606
Non-controlling interest	55,892	24,162	57,943	59,231	—	238,799	2,885	(111,222)	327,690

Total liabilities and equity	2,601,851	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,112,564

Operating segment performance

Segment Reporting

		Infrastructure
For the year ended December 31, 2018	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated
Revenue	1,960,863	560,506	733,148	586,329	3,270	630,130	367,600	(639,448)	4,202,398
Gross profit (loss)	62,095	120,360	107,092	122,567	592	287,959	29,251	(15,946)	713,970
Administrative expenses	(136,066)	(20,898)	(35,626)	(12,007)	(296)	(50,730)	(95,653)	40,113	(311,163)
Other income and expenses, net	(13,508)	1,243	(11)	31	—	(1,971)	(52,298)	660	(65,854)
Loss from the sale of investments	(7)	—	—	—	—	—	—	—	(7)

Operating (loss) profit	(87,486)	100,705	71,455	110,591	296	235,258	(118,700)	24,827	336,946
Financial expenses	(82,861)	(15,631)	(26,691)	(20,604)	6	(11,859)	(127,863)	24,735	(260,768)
Financial income	15,122	4,593	2,560	35,147	554	3,556	32,363	(42,359)	51,536
Dividends	—	—	—	—	—	—	8,344	(8,344)	—
Share of profit or loss in associates and joint ventures	11,366	1,608	—	—	—	(10)	84,138	(100,811)	(3,709)

(Loss) profit before income tax	(143,859)	91,275	47,324	125,134	856	226,945	(121,718)	(101,952)	124,005
Income tax	14,361	(26,275)	(15,737)	(38,017)	(517)	(69,166)	25,192	(834)	(110,993)

(Loss) profit from continuing operations	(129,498)	65,000	31,587	87,117	339	157,779	(96,526)	(102,786)	13,012
Profit (Loss) from discontinuing operations	44,096	—	—	—	—	—	3,608	(3,301)	44,403

(Loss) profit for the year	(85,402)	65,000	31,587	87,117	339	157,779	(92,918)	(106,087)	57,415

(Loss) profit from attributable to:
Owners of the Company	(86,857)	59,866	26,732	65,338	339	28,921	(85,716)	(91,811)	(83,188)
Non-controlling interest	1,455	5,134	4,855	21,779	—	128,858	(7,202)	(14,276)	140,603

	(85,402)	65,000	31,587	87,117	339	157,779	(92,918)	(106,087)	57,415

Operating segment performance

Segment Reporting

		Infrastructure
For the year ended December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated
Revenue	2,797,326	552,584	633,301	397,853	3,555	264,401	342,608	(653,767)	4,337,861
Gross profit (loss)	98,362	108,291	96,164	119,464	500	70,787	6,584	(49,715)	450,437
Administrative expenses	(141,421)	(24,230)	(28,623)	(17,991)	(397)	(22,045)	(75,146)	61,201	(248,652)
Other income and expenses, net	9,937	606	(47,998)	(2,661)	12	20,020	(318,489)	(921)	(339,494)

Operating (loss) profit	(33,122)	84,667	19,543	98,812	115	68,762	(387,051)	10,565	(137,709)
Financial expenses	(74,171)	(13,266)	(27,297)	(10,948)	(12)	(42,320)	(123,339)	38,219	(253,134)
Financial income	5,644	2,033	2,245	33,214	826	3,829	74,546	(47,991)	74,346
Dividends	—	—	—	—	—	—	12,688	(12,688)	—
Share of profit or loss in associates and joint ventures	(3,558)	2,293	—	—	—	458	(711,962)	493,995	(218,774)

(Loss) profit before income tax	(105,207)	75,727	(5,509)	121,078	929	30,729	(1,135,118)	482,100	(535,271)
Income tax	(35,457)	(22,911)	(17,112)	(39,634)	(506)	(7,000)	(179,633)	(1,118)	(303,371)

(Loss) profit for the year	(140,664)	52,816	(22,621)	81,444	423	23,729	(1,314,751)	480,982	(838,642)

(Loss) profit from attributable to:
Owners of the Company	(137,109)	48,056	(28,270)	61,084	423	(4,995)	(1,304,676)	480,766	(884,721)
Non-controlling interest	(3,555)	4,760	5,649	20,360	—	28,724	(10,075)	216	46,079

	(140,664)	52,816	(22,621)	81,444	423	23,729	(1,314,751)	480,982	(838,642)

Operating segment performance

Segment Reporting

		Infrastructure
For the year ended December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated
Revenue	2,092,592	369,798	466,824	345,258	3,359	182,439	240,799	(387,040)	3,314,029
Gross profit (loss)	115,995	53,251	40,858	107,918	366	40,345	8,134	(46,259)	320,608
Administrative expenses	(102,985)	(16,119)	(16,584)	(12,738)	(289)	(16,462)	(42,543)	54,811	(152,909)
Other income and expenses, net	(43,573)	(4,185)	(79,576)	72	42	1,962	(57,648)	60	(182,846)

Operating profit (loss)	(30,563)	32,947	(55,302)	95,252	119	25,845	(92,057)	8,612	(15,147)
Financial expenses	(54,173)	(17,525)	(32,376)	(9,316)	(275)	(12,647)	(59,076)	28,445	(156,943)
Financial income	8,792	2,239	4,326	1,586	897	4,584	47,506	(30,510)	39,420
Dividends	—	—	—	—	—	—	7,222	(7,222)	—
Share of profit or loss in associates and joint ventures	—	2,391	—	—	—	34	(105,888)	104,233	770

(Loss) profit before income tax	(75,944)	20,052	(83,352)	87,522	741	17,816	(202,293)	103,558	(131,900)
Income tax	(3,614)	(7,500)	(13,477)	(26,681)	(277)	(2,854)	(4,004)	(37)	(58,444)

(Loss) profit for the year	(79,558)	12,552	(96,829)	60,841	464	14,962	(206,297)	103,521	(190,344)

(Loss) profit from attributable to:
Owners of the Company	(76,580)	9,176	(88,865)	45,631	464	1,391	(206,257)	97,169	(217,871)
Non-controlling interest	(2,978)	3,376	(7,964)	15,210	—	13,571	(40)	6,352	27,527

	(79,558)	12,552	(96,829)	60,841	464	14,962	(206,297)	103,521	(190,344)

Segments by geographical area

	2018	2019	2020
Revenues:
- Peru	3,348,824	3,496,799	2,517,928
- Chile	528,543	599,301	642,038
- Colombia	325,031	241,761	151,876
- Mexico		—	2,187

	4,202,398	4,337,861	3,314,029

Non-current assets:
- Peru	4,009,849	3,065,132	2,933,742
- Chile	142,819	235,803	245,727
- Colombia	157,839	123,758	107,486

	4,310,507	3,424,693	3,286,955

8	FINANCIAL INSTRUMENTS

8.1	Financial instruments by category

The classification of financial assets and liabilities by category is as follows:

	As of December 31,
	2019	2020
Financial assets according to the statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	950,701	900,168
- Trade accounts receivable and other accounts receivable (excluding non-financial assets)	1,358,282	1,178,577
- Financial assets related to concession agreements	748,365	775,677
- Accounts receivable from related parties	611,381	647,409

	3,668,729	3,501,831

Financial assets related to concession agreements are presented in the consolidated statement of financial position as the line items short-term trade accounts receivable and long-term trade accounts receivable.

	As of December 31,
	2019	2020
Financial liabilities according to the statement of financial position
Other financial liabilities at amortized cost:
- Other financial liabilities	774,075	773,203
- Finance leases	23,650	52,391
- Lease liability for right-of-use asset	92,870	72,726
- Bonds	924,042	932,759
- Trade and other accounts payable (excluding non-financial liabilities)	1,467,283	1,447,515
- Accounts payable to related parties	61,499	80,115

	3,343,419	3,358,709

Hedging derivatives:
- Derivative financial instruments	52	—

8.2	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed with reference to external risk ratings (if they exist), or based on historical information on the default rates of their counterparties.

As of December 31, the credit quality of financial assets is presented below:

	2019	2020
Cash and cash equivalents (*)
Banco de Credito del Peru (A+)	303,193	351,515
Banco Continental (A+)	186,239	147,868
Citibank (A+)	183,723	128,100
Banco Santander - Peru (A+)	114	54,478
Banco Scotiabank (A+)	64,106	52,448
Banco Interbank (A)	41,718	45,808
Banco de la Nacion (A)	56,114	22,882
Fondo de Inversion Alianza (AA+)	46	21,247
Santander Colombia (A-)	15,183	18,256
Banco Santander - Chile (AAA)	5,833	17,174
Banco Bogota (BBB-)	7,255	12,194
Banco de Credito e Inversiones - Chile (A-)	1,407	8,579
Bancolombia (BBB-)	115	8,516
Banco Scotiabank - Chile (AAA)	9,801	2,114
Credicorp Capital Colombia (AAA)	44,338	—
JP Morgan (A+)	17,853	—
Otros	6,676	5,653

	943,714	896,832

For banks in Peru, these risk ratings are obtained from the risk rating agencies authorized by the Superintendence of Banking, Insurance and AFP (SBS). For banks in Chile, ratings are obtained from the risk rating agencies authorized by the Superintendence of Securities and Insurance (SVS) of Chile (Fitch Chile Clasificadora de Riesgo Ltda. and ICR International Credit Rating Cia Clasificadora de Riesgo Ltda.). For banks in Colombia, ratings are obtained from the following financial institutions: Fitch Ratings, Value and Risk Rating S.A., BRC Standard and Poor’s Rating and Technical Committe of BRC Investor Services S.A. SCV.

(*)	The difference between the balances shown and the balances of the statement of financial position correspond to cash and remittances in transit (Note 9).

The credit quality of customers is assessed in three categories (internal classification):

A:	New customers/related parties (less than six months),
B:	Existing customers/related parties (with more than six months of trade relationship) with no previous default history; and
C:	Existing customers/related parties (with more than six months of trade relationship) with previous default history.

	2019	2020
Trade accounts receivable (Note 10)
Counterparties with no external risk rating
A	58,442	40,034
B	1,492,446	1,275,523
C	142,925	118,276

	1,693,813	1,433,833

Receivable from related parties and joint operators (Note 12)
B	611,381	647,409

The total balance of trade accounts receivable and accounts receivable from related parties is subject to the terms and conditions of the respective contract, none of which has been renegotiated.

9	CASH AND CASH EQUIVALENTS

As of December 31, this account comprises:

	2019	2020
Cash on hand	1,323	996
Remittances in-transit	5,664	2,340
Bank accounts	225,101	300,552
Escrow accounts (a)	507,982	471,339
Deposits in financial institutions (b)	210,631	124,941

	950,701	900,168

(a)

The Corporation maintains trust accounts in local and foreign banks that includes reserve funds for bond payments issued by the subsidiaries Tren Urbano de Lima S.A. and Norvial S.A. for the year 2020 S/125 million and S/28 million, respectively (for the year 2019 S/181 million and S/18 million, respectively), as shown in the following detail:

	2019	2020
Reserve funds issued bonds	199,192	153,075
Real estate projects	31,794	35,273
Engineering and construction projects	192,069	233,955
Infrastructure projects	84,927	49,036

	507,982	471,339

(b)	As of December 31, this account comprises.

i)	Savings Account

	Financial entities	2019	2020
Cumbra Peru S.A.	Credicorp Capital Colombia SA	7,588	151
Cumbra Peru S.A.	Bancolombia S.A.	36,751	29,439
Cumbra Peru S.A.	Banco de Bogota S.A.	72	37
Cumbra Peru S.A.	Alianza Fiduciaria S.A.	46	49

		44,457	29,676

ii)	Time deposits have maturities less than 90 days and may be renewed upon maturity. These deposits earn interest that fluctuates between 0.15% and 2.70%.

	Financial entities	Interest rate	2019	2020
Tren Urbano de Lima S.A.	Banco de Credito del Peru S.A.	2.70%	32,300	65,000
Tren Urbano de Lima S.A.	BBVA Banco Continental S.A		69,531	-
Norvial S.A.	Banco de Credito del Peru S.A.	0.25%	4,763	7,429
AENZA S.A.A.	Banco de Credito del Peru S.A.	2.40%	5,312	6,500
Concesionaria la Chira S.A.	BBVA Banco Continental S.A	1.65%	-	6,250
Survial S.A.	Banco de Credito del Peru S.A.	0.15%	15,400	4,800
Concesion Canchaque S.A.C.	Banco de Credito del Peru S.A.	0.25%	662	4,381
UNNA ENERGIA S.A.	Banco de Credito del Peru S.A.	0.50%	-	905
Cumbra Peru S.A.	Banco de Credito del Peru S.A.		28,213	-
Cumbra Ingenieria S.A.	Banco de Credito del Peru S.A.		9,993	-

			166,174	95,265

The above figures are reconciled with the amount of cash shown in the consolidated statement of cash flows at the end of the year as follows:

	2018	2019	2020
Cash and cash equivalent on consolidated statement of financial position	807,214	950,701	900,168
Bank overdrafts	(119)	—	—

Balances per consolidated statement of cash flows	807,095	950,701	900,168

10	TRADE ACCOUNTS RECEIVABLES, NET

As of December 31, this account comprises:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Receivables, net (a)	959,151	753,693	415,970	254,587	543,181	499,106
Unbilled receivables, net - Subsidiaries (b)	499,974	413,364	387,998	337,244	111,976	76,120
Unbilled receivables, net - Concessions (c)	234,688	266,776	110,236	111,336	124,452	155,440

	1,693,813	1,433,833	914,204	703,167	779,609	730,666

The fair value of current accounts receivable is similar to their book value because their average maturity period is less than 60 days. These current accounts receivable do not accrue interest and do not have specific guarantees.

As of December 31, 2020, trade accounts receivable correspond mainly to Tren Urbano de Lima S.A. in S/743.8 (S/716.1 million to 2019), Cumbra Peru S.A. in S/435.8 million (S/575.5 million as of 2019), Adexus S.A. in S/91.7 million (S/118.9 million as of 2019), Cumbra Ingenieria S.A. in S/43.2 million (S/53.3 million as of 2019), Viva Negocio Immobiliario S.A. in S/40.2 million (S/83.6 million as of 2019), UNNA ENERGIA S.A. in S/37.6 million (S/63.4 million as of 2019), and others in S/41.5 million (S/83 million to 2019).

Trade accounts receivable of Tren Urbano de Lima S.A. includes the financial asset related to contractual right, for the amount of S/590.1 million (S/579.8 as of December 31, 2019).

a)	The detail of the age of the commercial receivables net of impairment corresponds as follows:

	2019	2020
Current	817,233	718,220
0 to 30 days past due	45,922	5,737
31 to 90 days past due	27,364	6,801
91 to 120 days past due	1,319	2,279
121 to 360 days past due	10,502	4,185
Over 360 days past due	56,811	16,471

	959,151	753,693

b)	The unbilled receivables by subsidiaries are documents related to the estimates of the degree of progress for services rendered that were not billed, as follows:

	2019	2020
Cumbra Peru S.A.	384,660	315,878
Concar S.A.C.	10,737	6,298
Cumbra Ingenieria S.A.	24,787	25,823
UNNA ENERGIA S.A.	1,657	1,512
Adexus S.A.	78,133	63,853

	499,974	413,364

Below are the unbilled receivables by the subsidiaries grouped by the main projects:

	2019	2020
Infrastructure
Operation and maintenance of roads	9,837	4,167
Oil services	1,657	1,512
Others	901	2,131

	12,395	7,810

Engineering and Construction
Talara Refinery	190,831	70,329
Project Quellaveco	52,488	84,014
Project Mina Justa	26,658	1,743
Civil works, assembly and electromechanics — Acero Arequipa	16,449	1,357
Project Mina Gold Fields La Cima S.A.	3,409	15,055
Generating Plant Machu Picchu	13,098	15,653
Works and Consortiums	11,311	6,576
Engineering and Construction Works VyV-DSD S.A.	38,194	43,159
Engineering and Construction Works — Morelco S.A.S.	40,400	16,066
Others	16,608	87,749

	409,446	341,701

Parent Company Operation	78,133	63,853

	499,974	413,364

c)	The unbilled receivables (net) – Concessions (Note 2.5), corresponds to future collections for public services granted according to the following:

	2019	2020
Tren Urbano de Lima S.A.	208,205	235,763
Survial S.A.	16,466	10,611
Norvial S.A.	2,149	15,436
Concesión Canchaque S.A.C.	6,700	4,401
Concesionaria La Chira S.A.	1,168	565

	234,688	266,776

d)	The movement of impairment in trade accounts receivable is as follows:

	2018	2019	2020
Balance at January, 1	(17,227)	(7,633)	(8,422)
Impairment, net (Note 26.ii)	(3,065)	(955)	(19,772)
Impairment, net (Note 28.b)	—	—	(33,874)
Write-off	12,873	12	5,653
Exchange difference	(214)	37	(212)
Translation adjustments	—	117	(3)

Balance at December, 31	(7,633)	(8,422)	(56,630)

e)

The no current unbilled receivables from Tren Urbano de Lima S.A. to the Peruvian State, which is measured at its cost amortized, accrued interest at a rate of 7.7% rate used in a financial instrument of similar characteristics (similar term, currency and counterparty risk)

The fair value and carrying amount for this concept are detailed below:

	Carrying amount		Fair value
	2019	2020	2019	2020
Tren Urbano de Lima S.A.	579,765	590,092	696,665	783,643

	579,765	590,092	696,665	783,643

f)	The maximum exposure to credit risk at the reporting date is the carrying amount of accounts receivable and work in progress (Note 11).

11	WORK IN PROGRESS, NET

As of December 31, this account comprises:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Unbilled receivable concessions in progress (a)	23,117	—	—	—	23,117	—
Work in progress (b)	49,457	186,433	49,457	186,433	—	—

	72,574	186,433	49,457	186,433	23,117	—

The ongoing work costs include all expenses incurred by the Corporation under construction contracts currently in force. The Corporation estimates that all the costs incurred will be billed and collected.

a) Corresponds to the accounts receivable from the Municipality of Lima related to the mandatory investments from the Concession Contract and the income guaranteed by the Grantor from the start of exploitation. As of December 31, 2019, these accounts are presented in the long term because it was expected to be collected once the operation stage began. To date, both the Concession term and most of the obligations under the respective Concession Contract remain suspended by agreement between the parties and pending the agreement of the terms and conditions to approve the Early Termination of the Concession Contract by Mutual Agreement. In accordance with the provisions of Clause 16.3 of the aforementioned Contract, for this reason the balance has been reclassified to “Other accounts receivable - Third-party claims”.

b) Mainly includes S/171 million corresponding to Cumbra Peru S.A. and its subsidiary Vial y Vives - DSD S.A. (S/29.6 million as of December 31, 2019); and S/15.5 million from Cumbra Ingenieria S.A. (S/19.9 million as of December 31, 2019).

Below are the work in progress grouped by the main projects:

	2019	2020
Infrastructure
Road operation and maintenance	23,117	—

	23,117	—

Engineering and construction
Engineering and Construction Works — GYM Chile S.p.A.	19,531	97,561
Talara Refinery	20,126	15,468
North Concentrator Plant of Quellaveco	1,033	50,216
Ground transport tunnel of Quellaveco	—	18,485
Others	8,767	4,703

	49,457	186,433

	72,574	186,433

12	TRANSACTIONS WITH RELATED PARTIES AND JOINT OPERATORS

a)	Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

	2018	2019	2020
Revenue from sales of goods and services:
- Joint operations	56,560	44,130	15,903
- Associates	1,704	108	5

	58,264	44,238	15,908

Purchase of goods and services:
- Joint operations	601	1,765	—
- Associates	2,130	—	1,225

	2,731	1,765	1,225

Transactions between related parties are made based on current price lists and the terms and conditions are the same as those agreed with third parties.

b)	Key Management compensation

Key Management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management and only includes short-term benefits. Compensation paid or payable to key management in 2020 amounted to S/64.5 million (S/87.4 million in 2019 and S/58 million in 2018).

c)	Balances at the end of the year were:

	As of December 31,		As of December 31,
	2019		2020
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,042	—	9,357	—
Consorcio Peruano de Conservacion	3,592	—	3,156	—
Consorcio Italo Peruano	1,011	363	1,520	217
Consorcio Constructor Chavimochic	—	5,953	—	6,208
Consorcio GyM Conciviles	1,257	1,958	1,341	1,472
Consorcio La Gloria	1,750	1,017	69	113
Consorcio Ermitaño	831	440	890	474
Terminales del Peru	1,176	—	501	161
Consorcio TNT Vial y Vives — DSD Chile Ltda	—	1,088	—	1,015
Consorcio Rio Mantaro	—	5,869	—	7,655
Consorcio Vial Quinua	—	2,048	—	2,051
Consorcio Huacho Pativilca	1,419	5,895	4	85
Consorcio CDEM	638	—	1,111	—
Consorcio GyM-Stracon	2,230	—	—	644
Consorcio GyM-OSSA	7,202	—	—	—
Consorcio Chicama Ascope	2,471	—	2,922	—
Consorcio Inti Punku	—	—	—	6,556
Consorcio Manperan	—	—	1,057	656
Consorcio Norte Pachacutec	—	—	1,077	1,192
Other minors	1,407	2,102	2,373	1,503

	34,026	26,733	25,378	30,002

Other related parties
Ferrovias S.A.	—	12,183	—	11,139
Perú Piping Spools S.A.C.	2,632	—	1,960	2,677

	2,632	12,183	1,960	13,816

Current portion	36,658	38,916	27,338	43,818

Non-current portion
Gasoducto Sur Peruano S.A. (GSP)	572,624	—	620,071	—
Ferrovias S.A.	—	—	—	12,862
Ferrovias Participaciones S.A.	—	22,583	—	23,435
Other minors	2,099	—	—	—

Non-current	574,723	22,583	620,071	36,297

Accounts receivable and payable are mainly of current maturity and have no specific guarantees; except for accounts receivable from GSP and Ferrovías participations. These balances do not generate interest considering their maturity in the short term.

The non-current balance corresponds to the obligations arising from the early termination of the GSP project (Note 15 a-i). As of December 31, 2020, the book value of the non-current account receivable registered by the Company, for S/364 million, was recorded using the discounted cash flow method, at a rate of 1.6% (3.46% in 2019) that originated a value of discount of S/44 million equivalent to US$12 million (S/333 million and S/57 million equivalent to US$17.8 million, as of December 31, 2019, respectively). Additionally, as a result of the early termination of the GSP, and related facts, the subsidiary Cumbra Peru S.A. it has balances from the Consorcio Constructor Ductos del Sur (CCDS) to those who had previously deteriorated in 2016, it was integrated in the consolidation under the proportional participation method. As of December 31, 2020, the value of accounts receivable from CCDS corresponds mainly to collection rights to GSP for S/299 million, which includes S/267 million receivable from CCDS and S/32 million for lost profits (as of December 31, 2019, S/298 million which includes S/270 million and S/28 million, respectively).

Transactions with non-controlling interests are disclosed in Note 35.

13	OTHER ACCOUNTS RECEIVABLE

As of December 31, this account comprises:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Advances to suppliers (a)	135,481	76,200	135,481	76,200	—	—
Income tax on-account payments (b)	71,541	48,054	71,541	48,052	—	2
VAT credit (c)	47,167	54,076	32,903	43,498	14,264	10,578
Guarantee deposits (d)	189,210	217,441	104,965	156,123	84,245	61,318
Claims to third parties (e)	83,054	212,565	38,874	108,748	44,180	103,817
Petroleos del Peru S.A.- Petroperu S.A. (f)	80,942	87,826	17,293	17,132	63,649	70,694
ITAN and other tax receivable	60,883	63,003	30,233	30,468	30,650	32,535
Restricted funds (g)	16,523	29,121	1,522	2,092	15,001	27,029
Rental and sale of equipment - Cumbra Peru S.A. projects	30,798	29,149	30,798	29,149	—	—
Accounts receivable from personneel	2,940	10,957	2,940	10,957	—	—
Consorcio Panorama (h)	23,491	25,026	—	—	23,491	25,026
Other minors	16,574	10,386	15,339	9,738	1,235	648

	758,604	863,804	481,889	532,157	276,715	331,647
Impairment (i)	(30,698)	(102,050)	(27,415)	(98,626)	(3,283)	(3,424)

	727,906	761,754	454,474	433,531	273,432	328,223

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as advances to suppliers and tax credits. Other non-current accounts receivable have maturities ranging from 2 to 5 years.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of other accounts receivable mentioned. The Corporation does not request guarantees.

Below is a description and composition of the main accounts receivable:

(a) Advance to suppliers - corresponds mainly to the following:

	Current
	2019	2020
Alstom Transporte — Linea 1	2,597	5,786
Advances — Refineria Talara	48,303	6,951
Advances — joint operations vendors	49,181	36,803
Others	35,400	26,660

	135,481	76,200

(b) Income tax on-account payments, consist of income tax payments and credits in the following subsidiaries:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Cumbra Peru S.A.	45,628	35,599	45,628	35,599	—	—
Cumbra Ingenieria S.A.	7,203	3,532	7,203	3,532	—	—
UNNA ENERGIA S.A. S.A.	2,400	1,883	2,400	1,883	—	—
Concar S.A.	3,709	3,340	3,709	3,340	—	—
Viva Negocio Inmobiliario S.A.	3,485	1,351	3,485	1,351	—	—
AENZA S.A.A.	2,895	1,348	2,895	1,348	—	—
Norvial S.A.	4,266	5	4,266	5	—	—
Survial S.A.	426	141	426	141	—	—
Others	1,529	855	1,529	853	—	2

	71,541	48,054	71,541	48,052	—	2

(c) Tax credit related to VAT on the following subsidiaries:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Cumbra Peru S.A.	12,963	12,868	12,963	12,868	—	—
Tren Urbano de Lima S.A.	11,970	3,335	11,970	3,335	—	—
AENZA S.A.A.	—	648	—	648	—	—
Concar S.A.	1,653	1,527	1,653	1,527	—	—
Survial SA.	1,817	2,631	1,817	2,631	—	—
Cumbra Ingenieria S.A.	1,513	13,754	1,513	13,754	—	—
Viva Negocio Inmobiliario S.A.	6,874	8,111	513	953	6,361	7,158
UNNA ENERGIA S.A. S.A.	396	678	396	678	—	—
Others	9,981	10,524	2,078	7,104	7,903	3,420

	47,167	54,076	32,903	43,498	14,264	10,578

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

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Talara Refinery	55,567	58,831	308	812	55,259	58,019
Retention Toquepala	19,630	—	19,630	—	—	—
Retention Minera Teck	16,075	64,175	16,075	64,175	—	—
Retention Quellaveco	15,926	23,699	15,926	23,699	—	—
Joint operations retention	29,575	29,792	15,654	29,792	13,921	—
Retention Morelco	15,261	14,108	15,261	14,108	—	—
Retention Marcobre	5,052	302	5,052	302	—	—
SBLC guarantees — Sale of CAM Chile S.p.A.	14,726	—	3,576	—	11,150	—
Others	17,398	26,534	13,483	23,235	3,915	3,299

	189,210	217,441	104,965	156,123	84,245	61,318

(e) Third-party claims

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Tecnicas Reunidas — Talara (e.1)	—	53,635	—	—	—	53,635
Municipalidad Metropolitana de Lima (e.2)	—	49,625	—	49,625	—	—
Ministerio de Vivienda and Fondo Mi Vivienda	20,536	21,816	—	—	20,536	21,816
Accounts receivable from joint venture	39,736	60,861	23,934	38,326	15,802	22,535
Others	22,782	26,628	14,940	20,797	7,842	5,831

	83,054	212,565	38,874	108,748	44,180	103,817

(e.1) Tecnicas Reunidas - Talara

Cumbra Peru S.A. filed a lawsuit case against Tecnicas Reunidas for approximately US$78 million as indemnification for damages as a consequence of several contractual breaches. Tecnicas Reunidas has filed a counterclaim for approximately US$ 81 million alleging that Cumbra Peru S.A. has breached the subcontract entered between the two companies. On December 28, 2020, Tecnicas Reunidas executed two letters of guarantee issued by Banco Santander, for US$16 million for Performance and the second letter for advance payment for US$7.7 million, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph. As of December 31, 2020, the balance of this item at face value amounts to US$17.3 million equivalent to S/62.5 million (at present value the balance amounts to US$14.8 million equivalent to S/53.6 million).

(e.2) Municipalidad Metropolitana de Lima

Includes the reclassification of net intangible assets for S/21.8 million (Note 17), work in progress - related to concession agreements for S/23.4 million (Note 11-a), other accounts S/4.4 million. In 2020, this item includes an impairment of S/49.6 million (Note 28-b).

(f) Other accounts receivable from Petroperu S.A.

It corresponds to accounts receivable to Petroperu S.A., for the additional investments of the Terminales del Peru Consortium of the subsidiary UNNA ENERGIA S.A.

(g) Restricted funds

As of December 31, 2020, includes restricted funds of S/19.1 million of the Company and S/0.9 million of the subsidiary Viva Negocio Inmobiliario S.A. for bank certificates under guarantee and S/7.3 corresponds to the bank accounts for the reserve account of the Concesionaria La Chira S.A. and others subsidiaries for S/1.6 million (S/7.7 million, S/0.9 million, S/7.3 million and S/0.5 million as of December 31, 2019, respectively).

(h) Consorcio Panorama

Corresponds to the settlement agreement of the Consorcio Panorama signed by Viva Negocio Inmobiliario S.A. and Inversiones Maje S.A.C. on December 14, 2018. This balance includes the return of contributions and the profit earned, based on future sales of the properties held in the project.

(i) Impairment

The movement in impairment of other receivables during 2018, 2019 and 2020 was as follows:

	Total			Guaranties Retention			Claims to third parties
	2018	2019	2020	2018	2019	2020	2018	2019	2020
Balance at January, 1	(1,398)	(25,567)	(30,698)	—	—	165	(1,398)	(25,567)	(30,863)
Impairment of Concar S.A.C. (Note 26.ii)	(665)	(1,457)	(11,431)	—	—	—	(665)	(1,457)	(11,431)
Impairment of Sucursal Colombia (Note 26.ii)	—	(3,283)	—	—	—	—	—	(3,283)	—
Impairment of Cumbra Peru S.A. (Note 26.ii)	(24,169)	(937)	(828)	—	—	—	(24,169)	(937)	(828)
Impairment of Viva Negocio Inmobiliario S.A. (Note 26.ii)	(19,418)	—	—	—	—	—	(19,418)	—	—
Impairment of other minors (Note 26.ii)	—	(27)	(59)	—	—	—	—	(27)	(59)
Impairment of Cam Holding S.P.A. (Note 28.b)	—	—	(12,511)	—	—	(12,511)	—	—	—
Impairment of Concesionaria Vía Expresa Sur S.A. (Note 28.b)	—	—	(55,847)	—	—	—	—	—	(49,625)
Impairment of other minors (Note 28.b)	—	—	(513)	—	—	—	—	—	(513)
Reversal of impairment (Note 28.b)	—	32	—	—	—	—	—	32	—
Write-off	20,083	—	12,205	—	—	12,530	20,083	—	(325)
Exchange difference	—	387	(2,188)	—	—	—	—	387	(2,188)
Translations adjustments	—	154	(180)	—	165	(184)	—	(11)	4

Balance at December, 31	(25,567)	(30,698)	(102,050)	—	165	—	(25,567)	(30,863)	(95,828)

14	INVENTORIES

As of December 31, this account comprises:

	2019	2020
Land	183,218	176,927
Work in progress - Real estate	158,010	164,514
Finished properties	86,190	78,048
Construction materials	59,879	58,621
Merchandise and supplies	77,787	80,142

	565,084	558,252
Impairment of inventories	(9,683)	(6,252)

	555,401	552,000

Land

Land comprises properties, net of impairment and includes properties for the development of the following projects of the subsidiary Viva Negocio Inmobiliario Viva S.A. As of December 31, 2020, the land impairment provision equals S/1.2 million (S/5.2 million in 2019):

	2019	2020
Lurin (a)	71,902	81,493
San Isidro (b)	51,285	51,626
Nuevo Chimbote (c)	17,457	17,616
Barranco (d)	14,202	14,432
Piura (e)	11,805	11,760
Carabayllo III	16,567	—

	183,218	176,927

(a)

Plot of land of 107 hectares that corresponds to Inmobiliaria Almonte S.A.C. and a land 210 hectares that corresponds to Inmobiliaria Almonte 2 S.A.C., both lands located in the district of Lurin, province of Lima, destined for the purposes of industrial development and public housing.

(b)	Land located on David Samanez Ocampo street N° 140 in San Isidro district where a 15-story building with 24 apartments and 124 parking lots will be built.
(c)	Land located in Chimbote of 11.5 hectares for the development of a real estate social housing project.
(d)	Land located in Paul Harris St. N°332 and N°336 in Barranco district, for the development of a residential building project.
(e)	Land located in the district of Veintiséis de Octubre, province of Piura with an area of 65,096 m2 for the development of Los Parques de Piura IV project.

Real estate - work in progress

As of December 31, real state work in progress comprises the following projects:

	2019	2020
Los Parques de Comas	77,757	66,114
Los Parques del Callao	35,549	26,613
Los Parques de Piura	5,658	9,514
Los Parques del Mar	32,183	44,683
Los Parques de Carabayllo III	—	10,266
Inmobiliaria Pezet 417 S.A.C.	4,091	4,459
Others	2,772	2,865

	158,010	164,514

During 2020, the Corporation has capitalized financing costs of these construction projects (Note 2.21) amounting to S/3.8 million at annual interest rates between 7% and 11% (S/3.7 million in 2019 at interest rates between 7% and 12%).

Finished properties

As of December 31, the balance of finished properties consists of the following investment properties:

	2019	2020
Los Parques de Comas	37,605	32,098
Los Parques de Callao	10,914	14,479
Huancayo	19,672	13,033
Los Parques de Carabayllo III	168	8,518
Strip Callao	—	6,286
El Nuevo Rancho	4,060	1,284
Los Parques de Piura	6,050	1,034
Klimt	5,978	—
Los Parques de San Martín de Porres	903	—
Others	840	1,316

	86,190	78,048

As of December 31, 2020, the balance of finished properties is net of an impairment of S/3.8 million (S/4.5 million as of December 31, 2019).

Construction materials

As of December 31, 2020, the construction materials correspond mainly to projects of the subsidiary Cumbra Peru S.A. for S/53.1 million (Cumbra Peru S.A. for S/56.2 million as of December 31, 2019).

15	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of December 31, this account comprises:

	2019	2020
Associates	28,875	27,246
Joint ventures	8,160	8,270

	37,035	35,516

The amounts recognized in the income statement as the value of the equity interest are as follows:

	2019	2020
Associates	(220,993)	(1,635)
Joint ventures	2,219	2,405

	(218,774)	770

a)	Investment in associates

Set out in the table below are the associates of the Corporation as of December 31, 2019 and 2020 the associates listed below have share capital solely consisting of common shares, which are held directly by the Corporation. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

				Carrying amount
		Interest in capital		At December 31,
Entity	Class of share	2019	2020	2019	2020
		%	%
Gasoducto del Peru S.A. ( * )	Common	—	—	—	—
Concesionaria Chavimochic S.A.C.	Common	26.50	26.50	18,320	18,058
Peru Piping Spools S.A.C.	Common	33.33	33.33	4,166	2,760
Obratres S.A.C.	Common	37.50	37.50	3,756	3,812
Inversiones Maje S.A.C.	Common	9.59	9.59	2,306	2,283
Otros	Common			327	333

				28,875	27,246

(*)	Mainly corresponds to an write-off of the investment in Gasoducto Sur Peruano S.A. as a whole.

The movement of the investments in associates is as follows:

	2018	2019	2020
Opening balance	250,053	250,282	28,875
Contributions received	5,616	—	—
Equity interest in results	(5,308)	(220,993)	(1,635)
Decrease in capital	(30)	—	—
Impairment of investment	—	(374)	(38)
Conversion adjustment	(49)	(40)	44

Final balance	250,282	28,875	27,246

The most significant associates are described as follows:

i)	Gasoducto Sur Peruano S.A.

In November 2015, the Corporation acquired a 20% interest in Gasoducto Sur Peruano S.A. (hereinafter “GSP”) and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary Cumbra Peru S.A. GSP signed on July 22, 2014, a concession contract with the Peruvian Government to build, operate and maintain the pipelines transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter, the “Concession Contract”). Additionally, GSP signed an engineering, procurement, and construction contract with CCDS. The Corporation made an investment of US$242.5 million and was required to assume 20% of the performance guarantee established in the concession contract for US$262.5 million and 21.49% of the guarantee for a bridge loan obtained by GSP of US$600 million.

Early termination of the Concession Agreement

On January 24, 2017 the Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Contract under its clause 6.7 based on GSP’s failure to provide evidence of the project’s financial closing within the contractual deadline and proceeded to the immediate enforcement of the performance guarantee. This situation generated the enforcement of the guarantees provided by the Company for US$52.5 million nominal value and US$129 million nominal value to secure GSP’s obligation with its lenders under a bridge loan granted to it. Under the Concession Agreement, the guarantees were paid by the Company on behalf of GSP, therefore the Company recognized a right to collect from GSP an amount equal to US$181.5 million nominal value that was recorded in 2016 as accounts receivable from related parties.

On October 11, 2017, GSP and MEM entered into an agreement to deliver the concession asset pursuant to the Concession Agreement. These assets included all the works, equipment, facilities and engineering studies needed for the development of the project.

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

On December 4, 2017, GSP entered into a bankruptcy proceeding before the National Institute for the Defense of Competition and Intellectual Protection of Peru. The Corporation registered a claim for accounts receivable for US$0.4 million and an additional accounts receivable of US$169.3 million that is held in trust in benefit of the Company’s creditors. The process is in the debt recognition stage to determine the parties who will be entitled to participate in the Creditors’ Assembly to convoked under the mentioned bankruptcy proceeding.

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

The fair value of the investment in GSP, as Corporate associate, is based on the amount of the VCN, taking into consideration the payments anticipated in the insolvency proceedings, the subordination contracts and the loan assignment agreements entered into by the Company and its partners in the project. Based on management’s estimate of such payments, an impairment of the investment value for US$220 million (S/739 million), corresponding to the year end 2019 US$65 million (S/218 million). In addition, Management has applied, at the consolidated financial statements of the company, an impairment of US$81.5 million (S/276 million) to the long-term account receivable from GSP, and also discount under the amortized cost for US$17 million (S/58 million). In addition, write-off of US$54 million (S/180 million) was made over the deferred tax asset. These effects amounted to US$163.5 million (S/552 million) before taxes recorded in the income statement for the year ended December 31, 2019 and US$54 million (S/180 million) related to income tax expense.

As of December 31, 2020, the fair value of the investment in GSP was determined to be US$88.6 million, equivalent to S/320 million (as of December 31, 2019 US$83 million, equivalent to S/275 million), the Corporation’s management maintains the 8-year investment recovery estimate; however, it has updated the discount rate used in its estimates from 3.43% to 1.6%, resulting in an amortized cost discounting gain of US$5.4 million (S/22.8 million).

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

The entity was awarded the concesion of the Chavimochic irrigation project, including a) design and construction of the work required for the third phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the effective concession period is 25 years, and the total investment amounts was estimated in US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was reached, the Concessionaire initiated an arbitration process at the UNCID. The arbitration proceedings are suspended, as a consequence of the of the National Emergency.

Moreover, from 2018 to date, the Peruvian Government (“the Grantor”) has been evaluating the modification of the Concession Contract, to determine a mechanism that allow the completion of the project, without resolution as of to date.

Finally, the Grantor and the Ministry of Agriculture and Irrigation (MINAGRI), and the Chavimochic Special Project, have signed an Agreement in order to allow MINAGRI to subrogate the ownership of the Project, within the framework of the provisions of the Emergency Decree N ° 021-2020.

The following table shows the financial information of the principal associates:

Summarized financial information for associates –

	Concesionaria Chavimochic S.A.C.
	At December, 31
Entity	2019	2020
Current
Assets	55,830	58,814
Liabilities	(1,596)	(4,795)
Non-current
Assets	12,408	11,635

Net assets	66,642	65,654

	Concesionaria Chavimochic S.A.C.
Entity	2019	2020
Administrative expenses	(11,028)	(4,521)

Loss operative	(11,028)	(4,521)
Others	(719)	3,534

Loss of the year	(11,747)	(987)

Total comprehensive loss	(11,747)	(987)

b)	Investment in Joint Ventures

Set out below are the joint ventures of the Corporation as of December 31:

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2019	2020	2019	2020
		%	%
Logistica Quimicos del Sur S.A.C.	Common	50.00	50.00	8,006	8,080
Constructora SK-VyV Ltda.	Common	50.00	50.00	29	34
Others		—	—	125	156

				8,160	8,270

The movement of the investments in joint ventures was as follows:

	2018	2019	2020
Opening balance	18,618	7,483	8,160
Equity interest in results	1,599	2,219	2,405
Disposal of Investment	(10,112)	—	—
Dividends received	(1,823)	(1,517)	(2,318)
Conversion adjustment	79	(14)	23
Impairment of investment	(878)	(11)	—

Final balance	7,483	8,160	8,270

The following table shows the financial information of the principal joint ventures:

Summarized financial information for joint ventures

	At December, 31
Logistica Quimicos del Sur S.A.C.	2019	2020
Current
Cash and cash equivalents	2,131	2,710
Other current assets	2,416	3,324

Total current assets	4,547	6,034

Other current liabilities	(4,381)	(6,108)

Total current liabilities	(4,381)	(6,108)

Non-current
Total non-current assets	37,620	35,715
Total non-current liabilities	(21,773)	(19,484)

Net assets	16,013	16,157

Revenue	12,622	13,351
Depreciation and amortization	(2,505)	(2,394)
Interest expense	(644)	(508)

Profit from continuing operations	6,500	6,854
Income tax expense	(1,913)	(2,072)

Profit from continuing operations after income tax	4,587	4,782

Total comprehensive income	4,587	4,782

The Corporation received dividends in 2020 from Logística Quimicos del Sur S.A. for S/2.3 million (S/1.5 million in 2019 and S/1.8 million in 2018).

16	PROPERTY, PLANT AND EQUIPMENT, NET AND RIGHT— OF— USE ASSETS

16.1.	PROPERTY, PLANT AND EQUIPMENT

The movement in property, plant and equipment accounts and its related accumulated depreciation for the year ended December 31, 2018, 2019 and 2020 is as follows:

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement and in— transit units	Work in progress	Total
At January 1, 2018
Cost	23,951	161,057	995,155	380,503	63,727	195,142	22,938	28,713	1,871,186
Accumulated depreciation and impairment	(273)	(48,498)	(562,333)	(198,720)	(48,832)	(146,433)	(10)	(352)	(1,005,451)

Net carrying amount	23,678	112,559	432,822	181,783	14,895	48,709	22,928	28,361	865,735

Net initial carrying amount	23,678	112,559	432,822	181,783	14,895	48,709	22,928	28,361	865,735
Additions (i)	—	13,216	11,318	9,377	2,145	14,122	5,577	27,431	83,186
Desconsolidation, net	(3,183)	(24,295)	(109,425)	(110,540)	(547)	(10,421)	—	(715)	(259,126)
Reclassifications	—	17,129	16,626	(1,415)	(1,430)	75	(10,577)	(20,408)	—
Deduction for sale of assets	—	(3,527)	(55,567)	(32,399)	(2,164)	(2,200)	(124)	—	(95,981)
Disposals, net	—	(9,723)	(2,607)	(1,418)	(292)	(461)	—	(118)	(14,619)
Depreciation charge	—	(14,257)	(67,430)	(19,391)	(3,954)	(18,068)	—	—	(123,100)
Impairment loss	—	—	(5,664)	—	—	—	—	—	(5,664)
Depreciation for sale deductions (ii)	—	1,189	37,452	14,868	1,813	1,702	—	—	57,024
Translations adjustments	(286)	3,383	(3,310)	(788)	(134)	(2,415)	—	(321)	(3,871)

Net final carrying amount	20,209	95,674	254,215	40,077	10,332	31,043	17,804	34,230	503,584

At December 31, 2018
Cost	20,482	129,482	689,845	85,349	59,643	170,622	17,814	34,582	1,207,819
Accumulated depreciation and impairment	(273)	(33,808)	(435,630)	(45,272)	(49,311)	(139,579)	(10)	(352)	(704,235)

Net carrying amount	20,209	95,674	254,215	40,077	10,332	31,043	17,804	34,230	503,584

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
At January 1, 2019
Cost	20,482	129,482	689,845	85,349	59,643	170,622	17,814	34,582	1,207,819
Accumulated depreciation and impairment	(273)	(33,808)	(435,630)	(45,272)	(49,311)	(139,579)	(10)	(352)	(704,235)

Net carrying amount	20,209	95,674	254,215	40,077	10,332	31,043	17,804	34,230	503,584

Net initial carrying amount	20,209	95,674	254,215	40,077	10,332	31,043	17,804	34,230	503,584
Additions (i)	290	459	23,011	866	759	9,897	7,036	39,584	81,902
Depreciation charge	—	(7,387)	(48,035)	(9,816)	(2,338)	(12,989)	(1)	—	(80,566)
Deduction for sale of assets (ii)	—	(78)	(22,885)	(9,531)	(133)	(2,789)	(9)	—	(35,425)
Depreciation for sale deductions (ii)	—	78	19,520	5,232	86	2,717	—	—	27,633
Disposals, net	—	(674)	(316)	(101)	(187)	(2,350)	—	—	(3,628)
Impairment loss	—	—	(3,155)	—	—	—	—	(15,785)	(18,940)
Transfers (iii)	(273)	(1,187)	—	—	—	—	—	(804)	(2,264)
Reclassifications	—	1,672	52,720	342	207	369	(14,217)	(41,093)	—
Translations adjustments	(525)	(647)	(3,719)	(746)	(142)	(2,527)	—	—	(8,306)

Net final carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990

At December 31, 2019
Cost	19,974	129,911	726,173	75,146	58,236	179,179	10,624	32,269	1,231,512
Accumulated depreciation and impairment	(273)	(42,001)	(454,817)	(48,823)	(49,652)	(155,808)	(11)	(16,137)	(767,522)

Net carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990

	Land	Buildings	Machinery	Vehicles	Furniture and fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
At January 1, 2020
Cost	19,974	129,911	726,173	75,146	58,236	179,179	10,624	32,269	1,231,512
Accumulated depreciation and impairment	(273)	(42,001)	(454,817)	(48,823)	(49,652)	(155,808)	(11)	(16,137)	(767,522)

Net carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990

Net initial carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990
Additions (i)	—	412	17,941	—	844	1,781	3,549	11,538	36,065
Depreciation charge	—	(7,636)	(53,220)	(4,461)	(1,344)	(11,899)	—	—	(78,560)
Deduction for sale of assets (ii)	—	(192)	(26,046)	(11,762)	(523)	(448)	—	—	(38,971)
Depreciation for sale deductions (ii)	—	58	25,293	5,836	495	428	—	—	32,110
Disposals, net	(9,895)	(2,014)	(237)	(94)	(140)	6	—	—	(12,374)
Impairment loss	—	(161)	(5,069)	(17)	33	—	—	—	(5,214)
Transfers (iii)	—	—	—	—	—	89	—	—	89
Reclassifications	—	1,404	23,745	35	—	379	(2,216)	(23,347)	—
Translations adjustments	800	1,419	3,474	864	(12)	1,769	—	20	8,334

Net final carrying amount	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469

At December 31, 2020
Cost	10,879	132,940	750,769	64,666	52,843	156,111	11,957	20,481	1,200,646
Accumulated depreciation and impairment	(273)	(51,740)	(493,532)	(47,942)	(44,906)	(140,635)	(11)	(16,138)	(795,177)

Net carrying amount	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469

(i)	In 2018, 2019 and 2020, additions to cost correspond to acquisitions of fixed assets made under financial leases or direct purchases.
(ii)

In 2020 the sale of fixed assets which is shown in the statement of income under the caption “other income and expenses, net” (Note 28) amounted to S/9.1 million (S/12.7 million in 2019 and S/31.9 million in 2018), generating a gain of S/2.3 million (gain of S/6.1 million in 2019 and loss of S/7.1 million in 2018).

(iii)

During 2019, a property owned by Morelco S.A.S. (subsidiary of Cumbra Peru S.A.) was transferred to investment properties to the leased to a third party. During 2020, corresponds to transfers received for software, and expenses related to UNNA ENERGIA S.A.’s well development.

Depreciation	of property, plant and equipment and investment property is distributed in the income statement as follows:

	2018	2019	2020
Cost of services and goods (Note 26)	91,249	108,066	90,146
Administrative expenses (Note 26)	6,600	4,252	8,358
(+) Depreciation discontinued operations	27,570	—	—

Total depreciation	125,419	112,318	98,504
(-) Depreciation related to investment property	(2,319)	(2,356)	(2,413)
(-) Depreciation related to right-of-use assets (Note 16.2)	—	(29,396)	(17,531)

Total depreciation of property, plant and equipment	123,100	80,566	78,560

As of December 31, 2020, the Corporation had fully depreciated assets in use of S/119.1 million (S/135.2 million in 2019 and S/424.5 million in 2018).

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease contracts is broken down as follows:

		At December 31,
	2018	2019	2020
Cost of acquisition	86,881	68,553	64,623
Accumulated depreciation	(38,026)	(46,773)	(52,165)

Net carrying amount	48,855	21,780	12,458

Other financial liabilities are secured by property, plant and equipment for S/79.7 million (S/111.9 million in 2019 and S/162.9 million in 2018).

16.2.	RIGHT-OF-USE ASSETS

As of December 31, 2019 and 2020, the Corporation recognized assets and liabilities for right-of-use, as shown in the following table:

	Buildings	Machinery and equipments	Vehicles	Total
At January 1, 2019
Additions	80,279	18,597	20,830	119,706
Depreciation	(13,568)	(6,899)	(8,929)	(29,396)
Translations adjustments	271	—	—	271

Net final carrying amount	66,982	11,698	11,901	90,581

At December 31, 2019
Cost	80,550	18,597	20,830	119,977
Accumulated depreciation	(13,568)	(6,899)	(8,929)	(29,396)

Net carrying amount	66,982	11,698	11,901	90,581

At January 1, 2020	66,982	11,698	11,901	90,581
Additions	6,681	876	4,518	12,075
Depreciation	(13,211)	(5,834)	1,514	(17,531)
Disposals, net	(10,463)	—	(11,078)	(21,541)
Translations adjustments	880	—	54	934

Net final carrying amount	50,869	6,740	6,909	64,518

At December 31, 2020
Cost	75,849	19,344	14,324	109,517
Accumulated depreciation	(24,980)	(12,604)	(7,415)	(44,999)

Net carrying amount	50,869	6,740	6,909	64,518

The expense for depreciation of right-of-use assets has been distributed in the following items of the consolidated statement of income:

	2019	2020
Cost of services and goods	26,449	15,938
Administrative expenses	2,947	1,593

	29,396	17,531

The costs related to the leasing of machinery and equipment for which the Corporation applied the exceptions described in paragraph 5 of IFRS 16 are the following:

Leases under 12 months: S/351.7 million (S/167.3 million in 2019).

Leases of low value assets: S/5.1 million (S/7 million in 2019).

Likewise, leases whose payments are entirely variable, which depend on their future performance or use, were excluded, during the year 2020 the expenditure was S/48.7 million (in 2019, S/0.6 million).

17	INTANGIBLE ASSETS

The movement in intangible assets and the related accumulated amortization as of December 31, 2018, 2019 and 2020 is as follows:

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Software and development costs	Costs of development of wells	Land use rights	Other assets	Total
At January 1, 2018
Cost	193,862	110,486	879,289	100,640	66,301	400,429	13,288	51,983	1,816,278
Accumulated amortization and impairment	(77,058)	(45,386)	(351,062)	(66,375)	(48,677)	(283,696)	—	(3,954)	(876,208)

Net cost	116,804	65,100	528,227	34,265	17,624	116,733	13,288	48,029	940,070

Net initial cost	116,804	65,100	528,227	34,265	17,624	116,733	13,288	48,029	940,070
Additions	—	—	23,803	—	3,267	68,544	—	5,067	100,681
Capitalization of interest	—	—	3,361	—	—	—	—	—	3,361
Desconsolidation, net	(20,086)	—	(20,716)	—	(10,153)	—	—	(219)	(51,174)
Transfers from assets under construction	—	—	—	—	199	—	—	(199)	—
Derecognition - cost	—	—	(16)	—	(1,941)	(4,126)	—	—	(6,083)
Amortization	—	—	(50,776)	(7,996)	(5,834)	(41,930)	—	(5,536)	(112,072)
Translations adjustments	(3,430)	(4,301)	199	(303)	830	—	—	272	(6,733)

Net final cost	93,288	60,799	484,082	25,966	3,992	139,221	13,288	47,414	868,050

At December 31, 2018
Cost	170,346	106,185	885,915	100,337	22,565	464,847	13,288	55,131	1,818,614
Accumulated amortization and impairment	(77,058)	(45,386)	(401,833)	(74,371)	(18,573)	(325,626)	—	(7,717)	(950,564)

Net cost	93,288	60,799	484,082	25,966	3,992	139,221	13,288	47,414	868,050

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Software and development costs	Costs of development of wells	Land use rights	Other assets	Total
At January 1, 2019
Cost	170,346	106,185	885,915	100,337	22,565	464,847	13,288	55,131	1,818,614
Accumulated amortization and impairment	(77,058)	(45,386)	(401,833)	(74,371)	(18,573)	(325,626)	—	(7,717)	(950,564)

Net cost	93,288	60,799	484,082	25,966	3,992	139,221	13,288	47,414	868,050

Net initial cost	93,288	60,799	484,082	25,966	3,992	139,221	13,288	47,414	868,050
Additions	—	—	26,645	—	5,016	102,022	—	5,212	138,895
Capitalization of interest expenses	—	—	2,725	—	—	—	—	802	3,527
Transfers from assets under construction	—	—	—	—	672	—	—	(672)	—
Derecognition - net	(930)	(8,358)	—	(11,665)	(2,015)	—	—	(2,996)	(25,964)
Amortization	—	—	(50,102)	(3,682)	(7,529)	(43,552)	—	(2,634)	(107,499)
Impairment loss	(33,089)	—	(3,213)	—	—	—	(2,468)	—	(38,770)
Impairment reversal	—	20,676	—	—	—	—	—	—	20,676
Translations adjustments	(1,902)	(2,422)	(16,187)	(10,118)	21,251	(3,717)	—	8,407	(4,688)

Net final cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227

At December 31, 2019	—	—	—	—	—	—	—	—	—
Cost	93,887	73,836	710,290	72,810	63,278	558,530	13,288	113,057	1,698,976
Accumulated amortization and impairment	(36,520)	(3,141)	(266,340)	(72,309)	(41,891)	(364,556)	(2,468)	(57,524)	(844,749)

Net cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Software and development costs	Costs of development of wells	Land use rights	Other assets	Total
At January 1, 2020
Cost	93,887	73,836	710,290	72,810	63,278	558,530	13,288	113,057	1,698,976
Accumulated amortization and impairment	(36,520)	(3,141)	(266,340)	(72,309)	(41,891)	(364,556)	(2,468)	(57,524)	(844,749)

Net cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227

Net initial cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227
Additions	—	—	4,412	—	1,526	37,994	—	6,473	50,405
Capitalization of interest expenses	—	—	—	—	—	—	—	1,105	1,105
Transfers from assets under construction	—	—	—	—	(64)	(25)	—	—	(89)
Derecognition - net	—	—	—	—	(492)	—	—	—	(492)
Amortization	—	—	(52,408)	—	(6,037)	(36,942)	—	(3,234)	(98,621)
Translations adjustments	1,579	7,810	—	22	201	—	—	—	9,612
Reclassifications	—	(84)	(24,157)	—	74	—	—	10	(24,157)

Net final cost	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990

At December 31, 2020
Cost	95,466	81,562	690,545	77,542	63,871	596,499	13,288	120,645	1,739,418
Accumulated amortization and impairment	(36,520)	(3,141)	(318,748)	(77,019)	(47,276)	(401,498)	(2,468)	(60,758)	(947,428)

Net cost	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990

a)	Goodwill

Management reviews the results of its businesses on the basis of the type of economic activity carried on. As of December 31, the goodwill of the cash-generating units (CGUs) is distributed as follows:

	2018	2019	2020
Engineering and construction	71,621	36,632	38,211
Electromechanical	20,737	20,735	20,735
IT equipment and services	930	—	0

	93,288	57,367	58,946

As a result of management’s annual impairment tests on goodwill, the recoverable amount of cash-generating units was determined on the basis of the greater their value in use and fair value less disposal costs. The value in use was determined on the basis of expected future cash flows generated by the evaluation of CGUs.

As a result of these evaluations, in 2020, no impairment was identified. In 2019, an impairment was identified in Morelco S.A.S. for S/33 million and Adexus S.A. for S/0.9 million. Through the subsidiary Cumbra Peru S.A., the loss due to deterioration in Morelco was generated by the decrease in expected flows as a result of the reduction in the contracting of new projects during the year (“Backlog”). Additionally, the Company impaired the value of goodwill in Adexus, because the subsidiary submitted a request for bankruptcy reorganization at the Justice Court of Chile, according to Law 20.720 (Note 36).

In 2018, no provision for impairment was recorded.

The main assumptions used by the Corporation to determine fair value less disposal costs and value in use are as follows:

	Engineering and construction	Electro- mechanical
	%	%
2018
Gross margin	12.67%	7.63%
Terminal growth rate	3.00%	2.00%
Discount rate	12.55%	11.44%
2019
Gross margin	12.43%	8.86%
Terminal growth rate	3.00%	2.00%
Discount rate	11.83%	11.40%
2020
Gross margin	12.50%	9.36%
Terminal growth rate	3.00%	2.00%
Discount rate	11.06%	11.77%

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

As a result of these evaluations, in 2020, no impairment was identified. In 2019, the Vial y Vives - DSD the brand impairment was reversed for S/20.7 million (equivalent to CLP4,782 million). Management considered that the market value of the brand has increased due to the increase of projects in execution and projects and award process.

Additionally, in 2019, the Company impaired the value of the Adexus brand, because the subsidiary submitted a request for bankruptcy reorganization before the courts of justice of Chile, under the law 20.720 of that country (Note 36). In 2018, no provision for impairment was recorded.

The main assumptions used by the Corporation to determine fair value less cost of sales are as follows:

	Engineering and construction
	Morelco	Vial y Vives- DSD
	%	%
2018
Average revenue growth rate	12.25%	19.58%
Terminal growth rate	3.00%	3.00%
Discount rate	12.55%	14.00%
2019
Average revenue growth rate	5.70%	19.58%
Terminal growth rate	3.00%	2.00%
Discount rate	11.83%	14.12%
2020
Average revenue growth rate	7.60%	5.00%
Terminal growth rate	3.00%	2.10%
Discount rate	11.06%	13.16%

c)	Concessions

As of December 31, mainly include intangibles of Norvial S.A.:

	2019	2020
EPC Contract	62,319	54,506
Construction of the second tranch of the “Ancon- Huacho-Pativilca” highway	4,809	3,406
Cost of capitalized indebtedness at effective interest rates between 7.14% and 8.72%	950	—
Road improvement	14,449	12,922
Implementation for road safety	8,152	9,034
Work capitalization of second roadway	314,614	280,326
Disbursements for land adquisition	4,233	4,510
Other intangible assets contracted for the delivery process	7,477	5,026

Total Norvial S.A.	417,003	369,730
Other concessions	26,947	2,067

	443,950	371,797

Additionally, the reclassification presented includes S/21.8 million from Concesionaria Via Expresa Sur S.A. which was transferred to other accounts receivable (Note 13.e).

d)	Cost of well’s development

Through one of its subsidiaries, UNNA ENERGIA S.A., the Corporation operates and extracts oil from two fields (Lot I and Lot V) located in the province of Talara, in northern Peru. Both fields are operated under long-term service contracts in which the Corporation provides hydrocarbon extraction services to Perupetro. The expiration date of these contracts are December 2021 and October 2023 for Lot I and Lot V, respectively.

On December 10, 2014, the Peruvian State granted the subsidiary UNNA ENERGIA S.A. the right to exploit for 30 years the oil lots III and IV (owned by the Peruvian State - Perupetro) located in the Talara basin, Piura. The investment committed is estimated at US$400 million and corresponds to the drilling of 230 wells in Lot III and 330 wells in Lot IV. The drilling began in April 2015 in both lots.

As part of the Corporation’s obligations under the infrastructure, it is necessary to incur certain costs to prepare the wells located in Lots I, III, IV and V. These costs are capitalized as part of the intangible assets with a value of S/41 million during 2020 (S/108 million in 2019 and S/68 million in 2018), which includes the capitalization of the provision for dismantling wells and instalations in Lots I, III, IV and V, which during 2020 has not had a significant movement (S/36 million during 2019).

The lots are amortized on the basis of the useful lives of the wells (determined on the remaining terms for lots I and V and units produced for lots III and IV), until the term of contract with Perupetro.

e)	Amortization of intangible assets

Amortization of intangibles is broken down in the consolidated income statement as follows:

	2018	2019	2020
Cost of sales and services (Note 26)	101,378	101,810	94,483
Administrative expenses (Note 26)	7,293	5,689	4,138
(+) Amortization discontinued operations	3,401	—	—

	112,072	107,499	98,621

18	BORROWINGS

As of December 31, this item includes:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Bank loans (a)	631,863	571,659	445,289	409,272	186,574	162,387
Finance leases (b)	23,650	52,391	10,357	13,635	13,293	38,756
Lease liability for right-of-use asset (c)	92,870	72,726	23,980	19,950	68,890	52,776
Other financial entities (d)	142,212	201,544	1,903	10,027	140,309	191,517

	890,595	898,320	481,529	452,884	409,066	445,436

a)	Bank Loans

As of December 31, 2019 and 2020, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates that fluctuate between 1.0% and 12.0% in 2019 and between 0.5% and 11.0% in 2020.

			Current		Non-current
	Interest	Date of	At December, 31		At December, 31
	rate	maturity	2019	2020	2019	2020
Cumbra Peru S.A. (i)	2.00% / 11.00%	2022	170,798	222,924	26,401	19,977
UNNA ENERGIA S.A. (ii)	3.06% / 6.04%	2027	30,367	24,950	102,895	99,474
AENZA S.A.A. (iii)	9.10% / 10.10%	2022	112,854	51,977	—	39,618
Adexus S.A.	0.50% / 1.15%	2021	20,927	19,224	57,278	—
Viva Negocio Inmobiliario S.A.	6.84% / 11.00%	2022	110,343	90,197	—	3,318

			445,289	409,272	186,574	162,387

i)	Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Via Expresa Sur S.A.) entered into a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A., Banco Internacional del Peru S.A.A., BBVA Banco Continental, Banco de Credito del Peru, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant Cumbra Peru S.A. a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant Cumbra Peru S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Via Expresa Sur S.A. a non-revolving line of credit to finance repayment commitments subject to performance bonds; (iv) grant a syndicated line of credit in favor of the Company and Cumbra Peru S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) commit to maintain existing standby letters of credit issued at the request of Cumbra Peru S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. As of the date of this annual report, US$30.2 million (S/110.0 million) is outstanding under the Financial Stability Framework Agreement. The loan matured in July 2020, which maturity was extended, most recently, until April 30, 2021. We are currently negotiating an additional extension.

In accordance with the Financial Stability Framework Agreement, the Company must comply quarterly with two ratios, related to its invoices and sales provisions: (i) the calculated value of 90% of its bills receivable, and (ii) the calculated value of 80% of its income provisions must be greater than 50% of the amount of Tranche A pending payment.

As of December 31, 2020 due to the stoppage of activities generated by the COVID-19 pandemic, the account receivable rate and unbilled receivable rate reached 56% and 142%, respectively. In relation to account receivable rate, the Company does not comply with the requirement of the Financial Stability Framework Agreement.

As of December 31, 2019, the balance payable under the Financial Stability Framework Agreement amounted to US$44.2 million (equivalent to S/146.6 million). In August 2019, the Corporation paid the entire balance of Tranche B, equivalent to S/9.7 million and US$9.2 million. In September and October 2019, Tranche A was partially paid for S/.0.4 million and US$0.1 million; and S/0.5 million, respectively.

As of December 31, 2020, the Company’s balance payable under the Financial Stability Framework Agreement amounts to US$30.7 million (equivalent to S/111 million).

ii)	Terminales del Peru Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary UNNA ENERGIA S.A., has a medium-term loan agreement with Banco de Credito del Peru S.A.(hereinafter BCP) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019 with a maximum exposure limit of US$80 million. These facilities are repaid within 8 years. As of December 31, 2020, these loans amount to US$23.2 million (equivalent to S/84.1 million), and due in 2027, this amount corresponds to the 50% interest held by the subsidiary UNNA ENERGIA.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract and in November 2019 disbursed to TP US$23 million. As of December 31, 2020, the loan amounts to US$11 million (equivalent to S/40 million), this amount corresponds to the 50% interest held by the subsidiary UNNA ENERGIA and is due in 2026.

As of December 31, 2020 and the date of this report, TP is in compliance with the ratios established in the contract loan.

iii)	CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including the July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is 1 year after the Closing Date, 9.35%; (iii) for the period between the first annual anniversary of the Closing Date and the day before the thirtieth month of the Closing Date, 9.60%, and (iv) for the period from the thirtieth month of the Closing Date to the third annual anniversary of the Closing Date, 10.10%. The loan was used for working capital in the Company, Cumbra Peru S.A. and Adexus S.A.

On November 21, 2019, as a result of the initiation of a preventive insolvency process by the Chilean subsidiary, Adexus SA, the Company received a communication from CS Peru Infrastructure Holdings LLC reporting the occurrence of a default event under the loan contract, in accordance with the provisions of Section 7.02 (e) and 9.09 of the same contract. As a consequence, as of December 31, 2019, the loan was classified as current liabilities. In February 2020, US$10 million was partially paid.

On February 28, 2020, the waiver was obtained by the Company, so it was reclassified to non-current liabilities. As of December 31, 2020 and as of the date of this report, the Company is in compliance with the covenants established in the loan contract.

On November 13, 2020, as a consequence of the health crisis caused by COVID-19, the Company notified CS Peru Infrastructure Holdings LLC of the breach of the leverage ratio in accordance with Section 8.10 (b) for the period ended September 30, 2020. On December 23, 2020, the Company obtained a waiver from CS Peru Infrastructure Holdings LLC for the non-applicability of the leverage ratio for the period ended September 30, 2020 and December 31, 2020.

As of December 31, 2020, the principal amount of the loan is US$25.7 million, equivalent to S/93.2 million (US$35 million, equivalent to S/112.9 million, as of December 31, 2019).

iv)	Banco Santander Loan

On December 30, 2020, Técnicas Reunidas enforced two letters of credit in the aggregate amount of US$23.7 million, which letters of credit had been issued by Santander on behalf of our subsidiary Cumbra as security pursuant to a construction contract. As a result, Cumbra subscribed to a short term loan with Banco Santander in the aggregate principal amount of US$23.7 million. The loan accrues interest at an annual rate of Libor + 8.0%. The term of the loan was 30 days, which maturity was extended until March 30, 2021. We subsequently negotiated payment in installments starting on May 2021 ending on September 2021. As of December 31, 2020 and to the date of this annual report, the principal amount outstanding is US$23.7 million (equivalent to S/85.9 million).

b)	Financial Leases

			Current		Non-current
	Interest	Date of	At December, 31		At December, 31
	rate	maturity	2019	2020	2019	2020
Adexus S.A.	0.23% / 0.51%	2027	608	6,848	62	31,557
Viva Negocio Inmobiliario S.A.	7.79% / 9.04%	2023	4,297	4,617	7,399	4,357
Cumbra Peru S.A.	4.80% / 7.67%	2023	3,395	2,021	5,678	2,823
UNNA ENERGIA S.A.	6.28%	2022	1,511	149	154	19
Concar S.A.C.	4.30% / 5.05%	2020	546	—	—	—

			10,357	13,635	13,293	38,756

The minimum payments to be made according to their maturity and the present value of the leasing obligations are as follows:

	At December 31,
	2019	2020
Up to 1 year	11,438	16,287
From 1 to 5 years	16,877	35,770
Over 5 years	—	8,515

	28,315	60,572
Future financial charges	(4,665)	(8,181)

Present value of the obligations for finance lease contracts	23,650	52,391

The present value of the finance lease agreements obligations are as follows:

	At December 31,
	2019	2020
Up to 1 year	10,357	13,635
From 1 year to 5 years	13,293	30,635
Over 5 years	—	8,121

	23,650	52,391

c)	Lease liability for right-of-use asset

			Current		Non-current
	Interest	Date of	At December, 31		At December, 31
	rate	maturity	2019	2020	2019	2020
UNNA ENERGIA S.A.	6.59% / 7.80%	2023	10,584	6,765	10,261	2,926
AENZA S.A.A.	7.88%	2027	4,888	6,534	50,362	41,403
Adexus S.A.	0.25% / 0.50%	2025	5,734	3,408	6,920	5,656
Cumbra Peru S.A.	7.65%	2022	1,592	852	541	426
Concar S.A.C.	5.55%	2024	1,171	2,047	806	1,925
Cumbra Ingenieria S.A.	7.40%	2023	—	302	—	381
Tren Urbano de Lima S.A.	10.00%	2023	—	42	—	59
Other minors	6.31% / 10.00%	2020	11	—	—	—

			23,980	19,950	68,890	52,776

The minimum payments to be made according to their maturity and the present value of the lease liability for right-of-use asset obligations are as follows:

	At December 31,
	2019	2020
Up to 1 year	31,036	24,714
From 1 to 5 years	73,370	51,853
Over 5 years	11,551	11,131

	115,957	87,698
Future financial charges	(23,087)	(14,972)

Present value of the lease liability for right-of-use asset obligations	92,870	72,726

The present value of the lease liability for right-of-use asset obligations are as follows:

	At December 31,
	2019	2020
Up to 1 year	23,981	19,950
From 1 year to 5 years	57,713	42,641
Over 5 years	11,176	10,135

	92,870	72,726

d)	Other financial entities

The balance is mainly composed of the monetization of Norvial dividends, as described below.

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. (“BCI Peru”) -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Norvial S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Norvial S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Norvial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Norvial’s economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

During the 2020 period, the Company reviewed the projected cash flows and effective interest rate of the financial liability with BCI Peru based on new information available on Norvial’s projected traffic and determined that there was a material quantitative change that exceeds the +/-10% . For this reason, the liability with BCI Peru measured at amortized cost was derecognized during 2020 in the amount of US$46 million; the difference between this amount and the new liability amounted to US$3.9 million, which was recorded in other income and expenses (net) in the income statement. Simultaneously, the Company recorded the same liability amounting to US$42.1 million which is measured at fair value from the date of initial recognition, see note 2.19.

As of December 31, 2020, the loan balance payable amounted to US$42.1 million (equivalent to S/152.5 million), and corresponds entirely to the loan principal (as of December 31, 2019, the balance was US$42.9 million, equivalent to S/142.2 million).

e)	Fair value of debt

The book value and fair value of financial liabilities are as follows:

	Carrying amount		Fair value
	At December, 31		At December, 31
	2019	2020	2019	2020
Bank loans	631,863	571,659	650,224	589,737
Finance leases	23,650	52,391	23,697	54,343
Lease liability for right-of-use asset	92,870	72,726	109,453	88,779
Other financial entities	142,212	201,544	142,212	247,857

	890,595	898,320	925,586	980,716

In 2020, fair values are based on discounted cash flows using debt rates between 0.7% and 11% (between 2.9% and 11% in 2019) and are within level 2 of the fair value hierarchy.

19	BONDS

As of December 31, this item includes:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Tren Urbano de Lima S.A. (a)	618,497	624,454	15,742	21,081	602,755	603,373
Norvial S.A. (b)	305,545	280,848	28,995	32,819	276,550	248,029
Cumbra Peru S.A. (c)	—	27,457	—	4,546	—	22,911

	924,042	932,759	44,737	58,446	879,305	874,313

a)	Tren Urbano de Lima S.A.

In February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Support & International Associates Risk Classifier. As of December 31, 2020, an accumulated amortization amounting to S/90.6 million (S/79 million as of December 31, 2019) has been made.

As of December 31, 2020, the balance includes accrued interest payable and VAC adjustments for S/103.4 million (S/86.8 million as of December 31, 2019).

As of December 31, 2018, 2019 and 2020, the movement of this account is as follows:

	2018	2019	2020
Balance at January, 1	603,657	611,660	618,497
Amortization	(10,178)	(11,330)	(11,582)
Accrued interest	48,130	48,253	47,615
Interest paid	(29,949)	(30,086)	(30,076)

Balance at December, 31	611,660	618,497	624,454

As part of the bond structuring process, Tren Urbano de Lima S.A. pledged to report and verify compliance with the following, measured according to their individual financial statements (covenants):

•	Debt service coverage ratio not less than 1.2 times;

•

Maintain a constant balance in the minimum trust equal to one month of operation and maintenance costs (including VAT). As of December 31, 2019, maintain a minimum balance equal to one quarter of operating and maintenance costs.

•	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

As of December 31, 2019, and 2020, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of December 31, 2020, the fair value amounts to S/710 million (S/686.8 million, as of December 31, 2019), this is based on discounted cash flows using the rate of 3.6% (4.32% as of December 31, 2019) and corresponds to level 2 of the fair value hierarchy.

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

As of December 31, 2018, 2019, and 2020, the movement in this account is as follows:

	2018	2019	2020
Balance at January, 1	343,910	325,382	305,545
Amortization	(18,736)	(20,005)	(24,820)
Accrued interest	24,170	23,482	24,619
Capitalized interest	3,361	2,725	—
Interest paid	(27,323)	(26,039)	(24,496)

Balance at December, 31	325,382	305,545	280,848

As part of the bond structuring process, Norvial S.A. undertook to periodically report and verify compliance with the following covenants:

•	Debt service coverage ratio not less than 1.3 times;

•	Proforma leverage ratio less than 4 times.

As of December 31, 2019, and 2020, Norvial S.A. has complied with the corresponding covenants.

As of December 31, 2020, the fair value amounts to S/304.7 million (as of December 31, 2019, amounts to S/327.2 million,), this is based on discounted cash flows using rates between 6.73% and 8.07% (between 6.20% and 7.59% as of December 31, 2019) corresponds to level 2 of the fair value hierarchy.

c)	Cumbra Peru S.A.

At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year, bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of December 31, 2020, the balance includes accrued interest payable for US$0.6 million (equivalent to S/2.2 million).

As of December 31, 2020, the fair value amounts to S/28.6 million, is based on discounted cash flows using rate 7.14% and is within level 3 of the fair value hierarchy.

20	TRADE ACCOUNTS PAYABLE

As of December 31, this item includes:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Invoices payable (a)	398,347	470,118	363,533	470,118	34,814	—
Provision of contract costs (b)	758,116	659,299	758,116	618,797	—	40,502
Notes payable	37,426	8,252	37,426	8,252	—	—

	1,193,889	1,137,669	1,159,075	1,097,167	34,814	40,502

(a) Invoices payable are obligations accredited with formal documents. The following are the invoices payable according to main projects:

	2019	2020
Infrastructure
Linea 1 - Metro de Lima	15,125	18,992
Oil services	46,932	33,085
Operation and maintenance - Roads	16,000	20,194

	78,057	72,271

Engineering and Construction
Talara Refinery	59,740	96,051
Engineering and Construction Works VyV-DSD S.A.	26,368	70,987
Project Quellaveco	26,589	55,107
Engineering and Construction Works - Morelco S.A.S.	8,141	17,616
Works and Consortiums	64,571	17,114
Project Mina Justa	12,267	14,190
Project Mina Gold Fields La Cima S.A.	5,302	10,353
Generating Plant Machu Picchu	6,575	3,488
Civil works, assembly and electromechanics - Acero Arequipa	5,421	2,428
Civil Works, Assembly and Electromechanics - Toquepala	10,325	—
Others	2,825	44,385

	228,124	331,719

Real Estate	26,072	18,056

Parent Company Operation	66,094	48,072

	398,347	470,118

b) Provision of contract costs are obligations not accredited with formal documents. Below are the services received not billed according to main projects:

	2019	2020
Infrastructure
Linea 1 - Metro de Lima	13,383	13,645
Oil services	20,512	18,140
Operation and maintenance - Roads	18,762	31,027

	52,657	62,812

Engineering and Construction
Talara Refinery	418,540	204,102
Engineering and Construction Works VyV-DSD S.A.	68,140	106,186
Engineering and Construction Works - Morelco S.A.S.	34,804	84,513
Project Quellaveco	24,185	42,822
Project Mina Justa	19,852	33,525
Mina Project of Gold Fields La Cima S.A.	15,050	12,670
Civil Works, Assembly and Electromechanics - Acero Arequipa	17,382	5,222
Generating Plant Machu Picchu	4,633	1,222
Civil Works, Assembly and Electromechanics - Toquepala	5,055	—
Others	71,450	34,682

	679,091	524,944

Real estate	13,573	24,509

Parent Company Operation	12,795	47,034

	758,116	659,299

21	OTHER ACCOUNTS PAYABLE

As of December 31, this item includes:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Advances received from customers (a)	307,839	309,590	270,714	278,490	37,125	31,100
Consorcio Ductos del Sur - payable (b)	148,076	88,206	—	28,836	148,076	59,370
Salaries and other payable	92,313	77,386	92,313	77,386	—	—
Put option liability on Morelco acquisition (Note 32)	106,444	118,622	71,341	79,096	35,103	39,526
Third-party loans	11,619	11,608	9,545	9,533	2,074	2,075
Other taxes payable	108,457	115,862	88,248	102,240	20,209	13,622
Acquisition of additional non-controlling interest (Note 35-a)	22,697	27,596	22,697	27,596	—	—
Guarantee deposits	16,445	23,744	16,445	23,744	—	—
Consorcio Rio Mantaro - payables	35,625	58,129	35,625	58,129	—	—
Provision of interest for debt with suppliers	16,055	16,425	4,326	—	11,729	16,425
Other accounts payables	100,394	54,470	58,420	33,356	41,974	21,114

	965,964	901,638	669,674	718,406	296,290	183,232

(a)	Advances received from customers relate mainly to construction projects, and are discounted from invoicing, in accordance with the terms of the contracts.

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Advances Customers Consortiums	115,250	83,640	113,093	83,640	2,157	—
Customer advances for real estate projects	66,258	78,286	66,258	78,286	—	—
Concentradora Norte—Quellaveco	64,118	86,415	44,932	71,571	19,186	14,844
Special National Transportation Infrastructure Project	42,030	24,050	26,534	13,781	15,496	10,269
Others	20,183	37,199	19,897	31,212	286	5,987

	307,839	309,590	270,714	278,490	37,125	31,100

(b)

The other accounts payable of Consorcio Constructor Ductos del Sur correspond to payment obligations to suppliers and the main subcontractors for S/235 million, assumed by the subsidiary Cumbra Peru S.A.; as a result of the termination of GSP operations.

The fair value of short-term accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements for the periods shown.

22	OTHER PROVISIONS

As of December 31, this item includes:

	Total		Current		Non-current
	2019	2020	2019	2020	2019	2020
Legal claims	272,274	375,596	101,266	80,456	171,008	295,140
Tax claims	6,045	5,630	2,369	1,954	3,676	3,676
Provision for well closure	50,116	52,949	9,848	10,837	40,268	42,112

	328,435	429,366	113,483	92,757	214,952	336,609

Additions for legal claims correspond to:

i) Civil compensation

As of December 31, 2020, corresponds to the legal contingency estimated by management for exposure of the Company and its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construccion”. As of December 31, 2020, the present value of the estimated provision totals S/216.3 million (S/154 million as of December 31, 2019).

ii) Administrative process Indecopi

On March 9, 2021, Cumbra Peru S.A. was notified with the Final Instruction Report prepared by the Technical Secretariat, which is subject to review by the Commission for the Defense of Free Competition of INDECOPI, related to the sanctioning administrative procedure mentioned in Note 1.c). In this regard, Company and its legal advisors estimate that, based on the findings of the Final Investigation Report, the fine to be imposed on Cumbra Peru S.A. in this case should not exceed S/39 million and was recorded on December 31, 2020 the equivalent to the corresponding present value that results in S/24 million.

iii) Class Action

During the first quarter of 2017 two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York. Both complaints allege false and misleading statements during the class period. In particular, they allege that the Company failed to disclose, among other things, that a) the Company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards.

As of the date of this report, the Company has signed the definitive settlement agreement with plaintiffs’ counsel, whereby the parties agree to terminate the class action subject to Court approval and payment of the settlement amount by the Company. The amount stipulated for the termination of the class action is equivalent to US$20 million. As of December 31, 2019, the Company registered a provision of US$15 million (equivalent of S/49.8 million). As of December 31, 2020, the Company maintains a provision of US$14.7 million plus interest of US$0.2 million (equivalent to S/53.1 million and S/0.9 million, respectively). In 2020, a payment of US$0.3 million (equivalent to S/1.1 million) and US$5 million was made and covered by the Company and by the professional liability policy in accordance with the agreement signed with the insurer, respectively. The settlement terms stipulate that the remaining $14,650,000, plus interest of 5% per annum running from September 17, 2020, must be paid by the company by June 30, 2021. We have initiated discussions with the plaintiffs regarding a deferral of this payment,

iii) Other provisions

As of December 31, 2020 corresponds to legal claims of civil, labor, administrative processes and administrative litigation nature, for an estimated provision of S/76 million (S/68.5 million as of December 31, 2019). Legal claims of a civil nature, mainly includes claims received from clients for S/41.4 million, corresponding to the subsidiary Cumbra Peru S.A. (S/46 million as of December 31, 2019).

The gross movement of other provisions is as follows:

	Legal and tax claims	Contingent liabilities resulting from acquisitions	Provision for well closure	Total
At January 1, 2018	23,364	6,156	16,804	46,324
Additions	75,369	—	3,578	78,947
Reversals of provisions	(4,875)	(1,343)	—	(6,218)
Desconsolidation of subsidiaries	(2,340)	—	—	(2,340)
Payments	(6,615)	—	—	(6,615)
Translation adjustments	(175)	(315)	—	(490)

At December 31, 2018	84,728	4,498	20,382	109,608

At January 1, 2019	84,728	4,498	20,382	109,608
Additions	197,721	—	30,998	228,719
Reversals of provisions	(3,122)	(4,349)	—	(7,471)
Payments	(914)	—	(1,264)	(2,178)
Translation adjustments	(94)	(149)	—	(243)

At December 31, 2019	278,319	—	50,116	328,435

At January 1, 2020	278,319	—	50,116	328,435
Additions	128,169	—	4,632	132,801
Reversals of provisions	(33,264)	—	—	(33,264)
Reclasification	1,079	—	—	1,079
Payments	(7,252)	—	(1,799)	(9,051)
Translation adjustments	9,366	—	—	9,366

At December 31, 2020	376,417	—	52,949	429,366

23	EQUITY

a)	Capital

On April 2, 2019, the Company concluded the capital increase process by completing the subscription of 142,483,663 new common shares, therefore the capital of the Company is represented by S/871,917,855, after the end of the private offer and considering the contributions made during the 2 preferential subscription wheels.

As of December 31, 2020, a total of 190,863,050 shares were represented in ADS, equivalent to 38,172,610 ADSs at a rate of 5 shares per ADS; and as of December 31, 2019, 218,043,480 shares were represented by ADS, equivalent to 43,608,696 ADSs

As of December 31, 2020, the Company’s shareholding structure is as follows:

Percentage of individual interest in outstanding capital	Number of shareholders	Total percentage of interest
Up to 1.00	1,728	13.27%
From 1.01 to 5.00	14	27.98%
From 5.01 to 10.00	2	13.38%
Over 10	3	45.37%

	1,747	100.00%

As of December 31, 2020, the Company’s shares registered a stock price at the end of the year of S/1.72 per share and a trading frequency of 95.65% (S/1.70 per share and a trading frequency of 95.24% at 31 December 2019).

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

c) Voluntary reserve

As of December 31, 2019, and 2020, this S/29.97 million reserve is related to the excess of the legal reserve; this reserve is above the requirement to constitute a reserve until it reaches the equivalent of 20% of the paid-in capital.

d) Share premium

This item includes the excess of total income obtained by shares issued in 2013 compared to their nominal value of S/1,055.5 million; and by shares issued in 2019 an amount of S/138.1 million and 2020 for the acquisition of a non-controlling interest for S/0.6 million.

In addition, this account recognizes the difference between the nominal value and the transaction value for acquisitions of shares in non-controlling interests.

e) Retained earnings

Dividends distributed to shareholders other than domiciled legal entities are subject to the rates of 4.1% (earnings until 2014), 6.8% (2015 and 2016 earnings) and 5.00% (2017 and thereafter) for income tax charged to these shareholders; such tax is withheld and settled by the Company. Dividends for fiscal years 2019 and 2020 were not distributed (Note 33).

24	DEFERRED INCOME TAX

Deferred income tax is classified by its estimated reversal term as follows:

	At December 31,
	2019	2020
Deferred income tax asset:
Reversal expected in the following twelve months	37,927	44,780
Reversal expected after twelve months	233,792	217,385

Total deferred tax asset	271,719	262,165

Deferred income tax liability:
Reversal expected in the following twelve months	(19,791)	(1,261)
Reversal expected after twelve months	(92,943)	(101,646)

Total deferred tax liability	(112,734)	(102,907)

Deferred income tax asset, net	158,985	159,258

The gross movement of the deferred income tax item is as follows:

	At December 31,
	2018	2019	2020
Opening balance	364,225	365,263	158,985
Debit (credit) to income statement (Note 29)	28,462	(188,509)	(5,310)
Adjustment for changes in rates of income tax	(1,524)	(622)	—
Sales of a Subsidiary	(24,135)	—	—
IFRIC 23 adoption	—	(986)	—
Debit (credit) to equity	(95)	(3)	—
Other movements	(1,670)	(16,158)	5,583

Final balance	365,263	158,985	159,258

The movement in deferred tax assets and liabilities in the year, without considering the offsetting of balances, is as follows:

Deferred income tax liabilities	Difference in depreciation rates	Deferred income	Work in process	Tax receivable	Borrowing costs capitalized	PPA	Others	Total
At January 1, 2018	165,851	—	2,530	32,189	19,945	15,338	9,357	245,210
(Debit) credit to P&L	(76,246)	13,574	2,926	689	(4,229)	(12,479)	9,263	(66,502)
Sale of subsidiary	(8,052)	—	—	—	—	(4,421)	2,125	(10,348)

At December 31, 2018	81,553	13,574	5,456	32,878	15,716	(1,562)	20,745	168,360

(Debit) credit to P&L	9,937	10,571	33,403	3,312	(780)	11,385	18,821	86,649

At December 31, 2019	91,490	24,145	38,859	36,190	14,936	9,823	39,566	255,009

(Debit) credit to P&L	(4,565)	(8,239)	(16,740)	2,836	172	357	(18,891)	(45,070)
Reclassification	1,063	—	(4,916)	—	—	(1,263)	2,721	(2,395)

At December 31, 2020	87,988	15,906	17,203	39,026	15,108	8,917	23,396	207,544

Deferred income tax assets	Provisions	Accelerated tax depreciation	Tax losses	Work in process	Accrual for unpaid vacations	Impairment	NIIF 9	Tax Goodwill	Others	Total
At January 1, 2018	52,439	86,651	144,089	39,487	13,440	224,780	—	20,413	28,136	609,435
Debit (credit) to P&L	(1,336)	(82,065)	32,952	(5,482)	2,529	35,289	—	(2,365)	(19,086)	(39,564)
Debit (credit) to equity	—	—	—	—	—	—	—	—	(95)	(95)
Sale of subsidiary	(8,531)	(3,665)	1,248	—	(6,187)	(6,302)	—	—	(11,046)	(34,483)
Others	—	—	—	—	—	—	—	—	(1,670)	(1,670)

At December 31, 2018	42,572	921	178,289	34,005	9,782	253,767	—	18,048	(3,761)	533,623

Debit (credit) to P&L	804	7,512	14,343	11,715	1,842	(205,265)	46,804	(4,526)	24,289	(102,482)
Debit (credit) to equity	—	—	—	—	—	—	—	—	(3)	(3)
IFRIC 23 adoption	—	—	(986)	—	—	—	—	—	—	(986)
Others	—	—	—	—	—	—	—	—	(16,158)	(16,158)

At December 31, 2019	43,376	8,433	191,646	45,720	11,624	48,502	46,804	13,522	4,367	413,994

Debit (credit) to P&L	(38,130)	374	(8,767)	(12,298)	1,416	3,257	(10,874)	(4,518)	19,160	(50,380)
Reclassification	24,340	(1,154)	3,616	(28,630)	—	(507)	10,067	4,989	(15,116)	(2,395)
Others	—	—	—	—	—	—	—	—	5,583	5,583

At December 31, 2020	29,586	7,653	186,495	4,792	13,040	51,252	45,997	13,993	13,994	366,802

As of December 31, 2020, the total tax loss amounts to S/646.6 million and is composed as follows:

	Tax	Tax loss aplication	Application			Statute of
	loss	method	2020	2021	Forward	limitations
Cumbra Peru S.A.	354,381	B	25,722	19,893	308,766	—
Adexus	149,303	N/A	—	—	149,303	—
VyV-DSD S.A.	103,886	N/A	18,870	22,395	62,621	—
Transportadora de Gas Natural Comprimido Andino S.A.C.	15,989	B	—	—	15,989	—
Viva Negocio Inmobiliario S.A.	9,454	A	—	9,454	—	2022
GyM Chile SPA	4,236	N/A	—	—	4,236	—
Cumbra Ingenieria S.A.	3,052	A	3,052	—	—	2025
UNNA ENERGIA S.A.	2,092	A	—	—	2,092	2025
Survial S.A.	1,526	B	1,526	—	—	—
Incolur DSD	1,507	N/A	—	—	1,507	—
AENZA S.A.A.	1,014	A	1,014	—	—	2022
Qualys S.A.	162	A	162	—	—	2025

	646,602		50,346	51,742	544,514

According to Peruvian legislation, there are two ways to compensate for tax losses:

1.

System A, it is allowed to offset the tax loss in future years up to the following four (4) years from the date the loss is incurred. According to Legislative Decree No. 1481 of May 2020, the application term is extended until five (5) years with respect to the tax loss generated in fiscal year 2020.

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

25	WORKERS’ PROFIT SHARING

The distribution of the workers’ profit sharing in the income statement for the years ended December 31 is shown below:

	2018	2019	2020
Cost of sales of goods and services	5,274	4,661	2,147
Administrative expenses	2,588	1,679	23

	7,862	6,340	2,170

26	COSTS AND EXPENSES BY NATURE

For the years ended December 31, the detail of this item is as follows:

	Cost of goods and services	Administrative expenses	Total
2018
Services provided by third-parties	1,123,461	105,217	1,228,678
Salaries, wages and fringe benefits (i)	901,029	127,001	1,028,030
Purchase of goods	862,940	—	862,940
Other management charges	375,308	43,533	418,841
Depreciation (Note 16.1)	91,249	6,600	97,849
Amortization (Note 17.e)	101,378	7,293	108,671
Impairment of accounts receivable (ii)	45,658	19,418	65,076
Taxes	8,930	2,101	11,031
Impairment of property, plant and equipment	5,468	—	5,468
Inventory recovery	(26,993)	—	(26,993)

	3,488,428	311,163	3,799,591

	Cost of goods and services	Administrative expenses	Total
2019
Services provided by third-parties	1,500,897	65,154	1,566,051
Salaries, wages and fringe benefits (i)	1,040,293	143,317	1,183,610
Purchase of goods	942,633	33	942,666
Other management charges	174,678	27,708	202,386
Depreciation (Note 16.1)	108,066	4,252	112,318
Amortization (Note 17.e)	101,810	5,689	107,499
Impairment of accounts receivable (ii)	8,183	—	8,183
Taxes	6,951	2,499	9,450
Impairment of property, plant and equipment	3,907	—	3,907
Impairment of investments	255	—	255
Inventory recovery	(249)	—	(249)

	3,887,424	248,652	4,136,076

	Cost of goods and services	Administrative expenses	Total
2020
Services provided by third-parties	987,995	39,000	1,026,995
Salaries, wages and fringe benefits (i)	1,010,315	86,943	1,097,258
Purchase of goods	608,424	73	608,497
Other management charges	158,929	14,322	173,251
Depreciation (Note 16.1)	90,146	8,358	98,504
Amortization (Note 17.e)	94,483	4,138	98,621
Impairment of accounts receivable (ii)	32,215	4	32,219
Taxes	5,956	71	6,027
Impairment of property, plant and equipment	4,950	—	4,950
Impairment of investments	38	—	38
Inventory recovery	(30)	—	(30)

	2,993,421	152,909	3,146,330

(i) For the years ended on December 31, salaries, wages and fringe benefits comprise the following:

	2018	2019	2020
Salaries	718,453	853,579	814,874
Statutory gratification	87,984	93,262	91,189
Social contributions	74,184	61,533	57,763
Employee’s severance indemnities	50,852	49,944	60,090
Vacations	44,482	42,025	42,135
Workers’ profit sharing (Note 25)	7,862	6,340	2,170
Others	44,213	76,927	29,037

	1,028,030	1,183,610	1,097,258

(ii) For the years ended December 31, the impairment of accounts receivable includes the following:

	2018	2019	2020
Trade accounts receivables (Note 10)	3,065	955	19,772
Other accounts receivable (Note 13.i)	44,252	5,704	12,318
Accounts receivable from related parties	17,759	1,524	129

	65,076	8,183	32,219

27	FINANCIAL INCOME AND EXPENSES

For the years ended on December 31, these items include the following:

	2018	2019	2020
Financial income:
Interest on loans to third parties	27,060	36,876	863
Profit for present value of financial asset or financial liability	9,786	30,408	32,734
Interest on short-term bank deposits	3,811	4,770	2,457
Commissions and collaterals	1,448	535	601
Others	9,431	1,757	2,765

	51,536	74,346	39,420

Financial expenses:
Interest expense:
- Bank loans	100,256	93,019	69,420
- Bonds	27,388	26,113	26,771
- Loans from third parties	32,431	16,275	12,612
- Right-of-use	—	5,978	4,600
- Financial lease	3,768	2,218	3,139
Commissions and collaterals	31,668	24,521	14,077
Loss for present value of financial asset or financial liability	25,796	41,131	4,552
Exchange difference loss, net	23,704	32,840	5,802
Derivative financial instruments	268	92	64
Other financial expenses	23,656	18,176	20,793
Less capitalized interest	(8,167)	(7,229)	(4,887)

	260,768	253,134	156,943

28	OTHER INCOME AND EXPENSES, NET

For the years ended December 31, these items include the following:

	2018	2019	2020
Other income:
Sale of assets	26,007	12,748	9,118
Sale of investments	13,475	—	—
Penalty income	—	984	1,168
Supplier debt forgiveness	—	19,026	14,545
Recovery of provisions and impairments	—	23,279	6,501
Trademarks revaluation	—	20,676	—
Profit from Mizuho Bank Ltd. agreement (a)	—	89,688	—
Present value of the liability from put option	6,122	—	—
Others	12,815	13,384	4,267

	58,419	179,785	35,599

Other expenditures:
Asset impairment (b)	—	339,774	103,074
Civil repair to the Peruvian Government	73,500	69,150	64,571
Net cost of fixed assets disposal	36,931	23,697	8,682
Legal and tax litigation	—	49,754	32,186
Renegotiation of contract with suppliers	—	—	4,889
Present value of the call option	—	4,697	2,326
Provision for well closure	—	4,055	112
Administrative fine	—	1,423	1,897
Others	13,842	26,729	708

	124,273	519,279	218,445

	(65,854)	(339,494)	(182,846)

(a)

Corresponds to the refinancing agreement linked to the contract signed between Tren Urbano de Lima S.A. and Mitzuho Bank Ltd. where the Company acted as an endorsement of the transaction. Under the contract, a bond letter was issued with Mitzuho Bank Ltd. for it to be covered with a financial derivative required for the closing of the CPAOs purchase operation of the Expansion Project. The contract further indicated that in the event that the bank refinanced the debt obtained for the purchase of the CPAOS, the Company received 70% of the gains obtained.

(b)

As of December 31, 2020, corresponds a impairment of accounts receivable generated by the subsidiary Concessionaire Via Expresa Sur S.A. for S/55.8 million (Note 13(i)), as a consequence of the new estimates of the Company regarding the recovery of the investment it maintains in the project, this project concession contract has been suspended by mutual agreement with the Municipality of Lima since June; impairment accounted in CAM Holding S.P.A. for S/12.5 million for claims accepted against the guarantee account (Note 13), and impairment of accounts receivable generated by the subsidiary Concar S.A.C. for S/33.8 million to the Regional Government of Cusco (Note 10); other minor for S/0.5 million from other accounts receivable (Note 13) and S/0.1 million from trade accounts receivable (Note 10) (as of December 31, 2019 corresponds to a provision for impairment of accounts receivable from GSP for S/276 million; the subsidiary Promotora Larco Mar SA recognized an impairment in its assets in progress for S/18.2 million; the subsidiary Cumbra Peru S.A. recognized an impairment of intangibles for S/35.4 million; the subsidiary Adexus recognized an impairment of Intangibles for S/10.1 million).

29	TAX SITUATION

a)

Each company of the Corporation is individually subject to the applicable taxes in Peru, Chile and Colombia. Management considers that it has determined the taxable income under general income tax laws in accordance with the tax legislation current effective of each country.

b)	Changes in the Income Tax Law in Colombia -

With the entry into force of the law 2010 of December 2019 law of economic growth, employment, investment, strengthening of public finances and the progressivity, equity and efficiency of the tax system, the following was stipulated as of January 1, 2020.

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

c)	The income tax expense shown in the consolidated statement of income comprises:

	2018	2019	2020
Current income tax	151,039	114,240	53,134
Deferred income tax (Note 24)	(26,938)	189,131	5,310

	124,101	303,371	58,444
(-) Discontinued Operations	(13,108)	—	—

Income tax expense	110,993	303,371	58,444

d)

The Corporation’s income tax differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit reported by of the consolidated companies, as follows:

	2018	2019	2020
Profit (loss) before income tax	124,005	(535,271)	(131,900)

Income tax by applying local applicable tax
rates on profit generated in the respective countries	37,823	(157,744)	(39,719)
Tax effect on:
- Reversal of deferred income tax asset	—	174,716	7,950
- Non-recoverable item	—	85,301	19,794
- Non-deductible expenses	70,411	84,620	49,580
- Unrecognized deferred income tax asset	8,592	82,424	24,930
- Change in prior years estimations	3,235	36,529	2,213
- Provision of tax contingencies	—	7,079	(3,421)
- Adjustment for changes in rates of income tax	1,524	622	(240)
- Non-taxable income	(1,691)	(1,195)	(22)
- Equity method (profit) loss	(1,094)	(64)	(227)
- Others	(7,807)	(8,917)	(2,394)

Income tax	110,993	303,371	58,444

e)

The theoretical tax disclosed is the result of applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Corporation is domiciled. In this sense, companies domiciled in Peru, Chile, and Colombia applied in 2020 income tax rates of 29.5%, 27% and 32% respectively (29.5%, 27% and 33% for 2019). Norvial S.A., Tren Urbano de Lima S.A., Concesionaria Via Expresa Sur S.A. and UNNA ENERGIA S.A. (Blocks III and IV) have legal stability contracts signed with the Peruvian Government in force during the term of the associated concessions. Therefore, the consolidated theoretical amount is obtained from the weighting of the profit or loss before income tax and the applicable income tax rate.

Country	Local Tax Rates	Profit before Income Tax	Income Tax
	(A)	(B)	(A)*(B)
2018
Peru	29.50%	151,627	44,730
Peru - Norvial S.A.	27.00%	21,104	5,698
Peru - Tren Urbano de Lima S.A.	30.00%	125,136	37,541
Peru -Via Expresa Sur S.A.	30.00%	2,951	885
Peru - UNNA ENERGIA S.A.	29.00%	35,421	10,272
Chile	27.00%	(30,710)	(8,292)
Colombia	37.00%	11,851	4,385
Colombia	33.00%	1,984	655
Bolivia	25.00%	(137)	(34)
Unrealized gains		(195,222)	(58,017)

		124,005	37,823

2019
Peru	29.50%	(1,612,192)	(475,597)
Peru - Norvial S.A.	27.00%	24,066	6,498
Peru - Tren Urbano de Lima S.A.	30.00%	121,080	36,324
Peru - Via Expresa Sur S.A.	30.00%	(17,752)	(5,326)
Peru - UNNA ENERGIA S.A.	29.00%	35,421	10,272
Chile	27.00%	(96,360)	(26,017)
Colombia	33.00%	(11,824)	(3,902)
Bolivia	25.00%	681	170
Unrealized gains	0.00%	1,021,609	299,834

		(535,271)	(157,744)

2020
Peru	29.50%	(132,192)	(38,997)
Peru - Norvial S.A.	27.00%	(2,029)	(548)
Peru - Tren Urbano de Lima S.A.	30.00%	87,521	26,256
Peru - Via Expresa Sur S.A.	30.00%	(53,697)	(16,109)
Peru - UNNA ENERGIA S.A.	29.00%	(1,930)	(540)
Chile	27.00%	(15,282)	(4,126)
Colombia	32.00%	(11,178)	(3,577)
Bolivia	25.00%	(13)	(3)
Unrealized gains		(3,100)	(2,075)

		(131,900)	(38,379)

f)

Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years—from January 1 of the year after the date when the tax returns are filed (open fiscal year). Therefore, years 2016 through 2020 are subject to examination by the tax authorities. Management considers that no significant liabilities will arise as a result of these possible tax examinations. Additionally, income tax returns for fiscal years 2017 to 2020 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns have been filed. Fiscal years 2018, 2019 and 2020 are open for tax audit by Colombian tax authorities. Colombian tax authorities are entitled to audit two consecutive years following the date the income tax returns were filed.

g)

In accordance with current Peruvian legislation, for purposes of determining income tax and general sales tax, the transfer prices of transactions with related companies and companies resident in low or no tax territories must be considered, for which purpose documentation and information must be available to support the valuation methods used and the criteria considered for their determination (transfer pricing rules). The Tax Administration is authorized to request this information from the taxpayer. Based on the analysis of the Company’s operations, Management and its legal advisors estimate that the transfer prices of transactions with related companies are based on market conditions, similar to those agreed with third parties, as of December 31, 2020.

h)	Temporary tax on net assets (ITAN)

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

i)

In 2019, certain operations have not been recognized to have impact on income tax such as: additional impairment of investments in GSP (Negocios del Gas S.A.) S/67 million, account receivable from the tax authorities converted to a contingent asset (Cumbra Peru S.A.) amount to S/7.7 million and write-offs of non-recoverable assets (Concesionaria Via Expresa Sur S.A. and Promotora Larcomar S.A.) equal to S/10.8 million.

j)	The current income tax payable, after applying the corresponding tax credits and whose due date is up to the first week of April of the following year, includes mainly:

• Tren Urbano de Lima S.A.	S/22 million in 2020 (S/7 million in 2019)
• Inmobiliaria Almonte	S/4.1 million en 2020
• Consorcio Vial Sierra	S/3.4 million in 2020

30	OTHER COMPREHENSIVE INCOME

The analysis of this account is reflected below:

	Cash flow hedge	Foreign currency translations adjustment	Increase in fair value of assets as held for sale	Exchange difference from investment in foreign operations	Total
As of January 1, 2018	475	(69,320)	7,461	(1,962)	(63,346)

(Debit) credit for the year	160	(7,875)	—	(10,800)	(18,515)
Tax effects	(47)	—	—	2,808	2,761
Transfer to profit or loss	—	14,805	—	—	14,805

Other comprehensive income of the year	113	6,930	—	(7,992)	(949)

As of December 31, 2018	588	(62,390)	7,461	(9,954)	(64,295)

(Debit) credit for the year	8	(6,892)	—	—	(6,884)
Tax effects	(2)	—	—	—	(2)

Other comprehensive loss of the year	6	(6,892)	—	—	(6,886)

As of December 31, 2019	594	(69,282)	7,461	(9,954)	(71,181)

(Debit) credit for the year	(594)	8,158	—	708	8,272

Other comprehensive income of the year	(594)	8,158	—	708	8,272

As of December 31, 2020	—	(61,124)	7,461	(9,246)	(62,909)

The amount of S/14.8 million corresponds to the recognition of the translation adjustment from CAM Chile S.A., an indirect subsidiary sold in December 2018.

The amounts in the above table only represent amounts attributable to the Company’s controlling interest, net of tax. The table below shows the movement in other comprehensive income per year:

	2018	2019	2020
Controlling interest	(949)	(6,886)	8,272
Non-controlling interest	(1,346)	(1,734)	114
Adjustment for actuarial gains and losses, net of tax	16,589	—	—

Total value in OCI	14,294	(8,620)	8,386

31	CONTINGENCIES, COMMITMENTS, AND WARRANTIES

In the opinion of Management and its legal advisors, the provisions registered mainly for labor and tax claims are sufficient to cover the results of these probable contingencies. (Note 22).

a) Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/147.7 million according to the following detail:

Contentious Administrative Process before the Judiciary regarding the assessment of IGV or VAT tax from 1998 to 2002 for S/0.7 million and for Income Tax and IGV or VAT tax from 2001 for S/3.9 million. For fiscal year 2020, the dispute or claim for these processes has been summarized to the excessive collection of interest due to the time that has elapsed since the beginning of the process to date. In February 2020, a Contentious Administrative Process was started for the results of the audit by VAT tax 2011 amounting to S/0.7 million.

The appeal before SUNAT of income tax assessments from 2013 amounting to S/14 million (S/12.1 million correspond to Cumbra Peru S.A. and S/1.9 million to Viva Negocio Inmobiliario SA), and of income tax assessments from 2014 amounting to S/65.5 million correspond to AENZA S.A.A.

The appeal before the Tax Court regarding VAT tax assessments for:

a)	Income tax from 2012, S/40 million to Cumbra Peru S.A.

b)	Income Tax 2009, 2010 and 2013, S/12 million to AENZA S.A.A.

c)	Income Tax 2013 and 2016, S/6.4 million to Cumbra Ingenieria S.A.

d)	Income Tax 2009 and 2016, S/4.5 million from Viva Negocio Inmobiliario S.A.

Management estimates that all the afore mentioned processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b) Other contingencies

Civil lawsuits, demanding compensation of damages, contract terminations and the enforcement of payment obligations S/99 million (S/2.9 million correspond to Cumbra Peru S.A., S/1 million to Morelco S.A.S., S/89.7 million to Viva Negocio Inmobiliario S.A. and S/5.4 million to Norvial S.A.).

Administrative contentious proceedings amounting to S/8.1 million (S/1.7 million correspond to Consorcio Terminales, S/0.6 million to UNNA ENERGIA S.A., S/3.5 million to Tren Urbano de Lima S.A. and S/2.3 million to Cumbra Peru S.A.)

Administrative processes amounting to S/7.8 million (S/5.5 million correspond to Cumbra Peru S.A., S/0.6 million to Viva Negocio Inmobiliario S.A., S/0.5 million to UNNA ENERGIA S.A. and its subsidiary and S/1.2 million to AENZA S.A.A.)

Labor dispute processes amounting to S/3 million (S/1.2 million correspond to Morelco S.A.S., S/1.6 million to UNNA ENERGIA S.A. and its subsidiary and the rest to Concar S.A.C.)

c) Letters bonds and guarantees

The Corporate maintains letters of guarantee and guarantees in force in various financial institutions guaranteeing operations for US $427.5 million (US $390 million as of December 31, 2019).

32	BUSINESS COMBINATIONS

Morelco S.A.S. acquisition

On December 23, 2014, the Company acquired control through its subsidiary Cumbra Peru S.A., with the purchase of 70% of its shares representing the capital stock. Morelco S.A.S. is an entity domiciled in Colombia, whose principal economic activity is the provision of construction and assembly services. This acquisition forms part of the Corporate’s expansion plans in markets with high growth potential such as Colombia and in attractive industries such as mining and energy.

As of December 31, 2014, the Company determined goodwill on this acquisition based on an estimated purchase price of US$93.7 million (equivalent to S/277.1 million) which included cash payments made of US$78.5 million and estimated payables of US$15.1 million (equivalent to S/45.7 million), which according to what was agreed between the parties, would be defined after the review of the balance sheet of the acquired entity mainly referring to working capital, cash and financial debt and the determination of the definitive value of the contracted works pending to execute (backlog) of the acquired business. The estimated purchase price was distributed among the provisional fair values of the assets acquired, and liabilities assumed.

As a result of this distribution, a goodwill of US$36.1 million (equivalent to S/105.8 million) was determined.

Non-controlling interest put and call options

In accordance with the shareholders’ agreement entered into for the purchase of Morelco S.A.S., Cumbra Peru S.A. signed put and call option contract on 30% of the shares of Morelco held by the non-controlling shareholders. Through this contract, the non-controlling shareholders obtain a right to sell their shares within the term and amount established in the contract (put options). The period for exercising the option begins on completion of the second year of the purchase and expires in the tenth year. The exercise price is based on a multiple of EBITDA less net financial debt and until the months 51 and 63 from the date of the agreement, a minimum value is set based on the price per share that the Company paid to acquire 70% of Morelco shares.

The Company obtains the right to purchase the same shares for a period of 10 years and at a determined price similar to that of the aforementioned put options, except that the minimum value applies to the entire term of the option (call options).

Into IFRS framework, the put option represents an obligation for the Company to purchase shares of the non-controlling interest and, consequently, the Corporation recognizes a liability measured by the fair value of that option, as of December 31, 2020, the value of the liability amounts to S/118.6 million (as of December 31, 2019, it was S/106.4 million). Because the Corporation concluded that as a result of this contract, did not acquire the significant risks and rewards inherent to the stock option package, the initial recognition of this liability was charged to an equity account of the controlling stockholders, under the heading of other reserves (Note 21).

On April 30, 2019, an addenda No. 01 was signed to the shareholders Agreement, which modifies:

Section 7.3 sale option in favor of the Initial shareholder, for the following:

As of December 31, 2020 and for a term of six (6) months, the initial shareholder may exercise a selling option, only once, for a number of shares held by the Initial shareholder equivalent to sixty-six point sixty-seven percent (66.67%) of the shares held by the Initial shareholder at the time of exercising the Low sale option this sub-clause (sale option 1). As of December 31, 2022 and for a term of six (6) months, the Initial shareholder may at any time exercise a sale option, for one time only, for the totality and not less than the totality of the shares held by the Initial shareholder at the time of exercising the sale option under this subclause, notwithstanding the foregoing, if Cumbra Peru S.A. does not fulfill its obligations subject to the option of sale 1 within the period indicated in paragraph b of this Section 7.3, the term established for the exercise of option 2 is accelerated and may be exercised by the Initial shareholder at any time after the day following expiration of said period by sending a Notification of the option of sale to Cumbra Peru S.A., so that in such event Cumbra Peru S.A. will only fulfill its obligations by purchasing one hundred (100%) of the shares held by the previous shareholder.

Section 7.3 (c) is replaced in its entirety by the following:

(c) The price per share in each sale option shall be equal to the base price per share plus an interest charge. The base price per share shall be the result of dividing 5,375 times the EBITDA of the twelve (12) months prior to the date of receipt of the Notification of the option of sale by Cumbra Peru S.A. minus DFN, between (and) all of the shares at the date of receipt of the Notice of option of sale by Cumbra Peru S.A.; however, the corresponding base price per share shall not be less than the price per share corresponding to the purchase price [as that term is defined in the share sale Contract). The base price per Minimum action established in this Section 7.3 (c) shall not apply: (a) in a sale option that is triggered by the Cumbra Peru S.A. share provision to a third party, when the Cumbra Peru S.A. Stock provision does not result in a sale of the Company, and (b) in an Opt sales ion activated before an Exempt Operation. On the base price per share, remuneration interest will be caused at an annual interest rate composed of two point seventy percent (2.70%) as of (i) February 14, 2018 for option 1; (ii) December 31, 2019 for sale option 2 and (iii) in both cases, up to the effective payment date of the purchase contract price concluded as a result of the exercise of each sale option.

33	DIVIDENDS

In compliance with certain covenants, the company will not pay dividends for the years 2019 and 2020, except for transactions with non-controlling interests described in Note 35-c). Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future.

34	LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the year attributable to the Corporate’s common shareholders by the weighted average of the number of common shares outstanding during that year. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share. The basic loss per common share is as follows:

			2018	2019	2020
Loss attributable to owners of the Company during the year			(83,188)	(884,721)	(217,871)

Weighted average number of shares in issue at S/1.00 each, at December 31,			665,835,490	822,213,119	871,917,855

Basic loss per share (in S/)	(	*)	(0.125)	(1.076)	(0.250)

			2018	2019	2020
Loss from continuing operations attributable to owners of the Company during the year			(73,506)	(884,721)	(217,871)

Weighted average number of shares in issue at S/1.00 each, at December 31,			665,835,490	822,213,119	871,917,855

Basic loss per share (in S/)	(	*)	(0.110)	(1.076)	(0.250)

(*)	The Corporation does not have common shares with dilutive effects As of December 31, 2018, 2019 and 2020.

35	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)	Acquisition of additional non-controlling interest

In May, November and December 2016, GyM Chile S.p.A. acquired 5.43%, 6.77%, and 1.49%, respectively of additional shares in Vial y Vives—DSD S.A. at a total purchase price of S/21.6 million, S/25.7 million and S/3.8 million, respectively. The carrying values of the non-controlling interest at the acquisition dates were S/13.9 million, S/17.9 million and S/3.9 million. The Corporation ceased to recognize the corresponding non-controlling interest, recording a decrease in equity attributable to the owners of the Company of S/15.4 million. As of December 31, 2020, the outstanding balance was S/27.6 million (S/22.7 million in 2019) (Note 21).

b)	Contributions (returns) from non-controlling shareholders

Corresponds to the contributions and returns made by the partners of the subsidiary Viva Negocio Inmobiliario S.A. for the realization of real estate projects. As of December 31, the balances include:

	2018	2019	2020
Contributions received	3,399	152	18
Returns of contributions	(87,841)	(33,148)	(15,743)

	(84,442)	(32,996)	(15,725)

Plus:
Contributions from other subsidiaries	15,120	—	—

Decrease in equity of non controlling parties	(69,322)	(32,996)	(15,725)

c)	Dividends

As of December 31, 2019 and 2020, dividends were distributed to the non-controlling interest for S/12.8 million and S/82.4 million, respectively.

36	OPERATIONS OF SUBSIDIARY ADEXUS S.A. RECLASSIFIED AS CONTINUING OPERATIONS

As of December 31, 2020, the financial information of the subsidiary Adexus S.A. (hereinafter Adexus) was reclassified as continuous operation. The subsidiary that has been reclassified as a non-current assets held for sale As of December 31, 2018, has as main activity to provide information technology solutions mainly in Chile and Peru. Despite the fact that the Company has been committed to a pan to carry out the sale, the circumstances that arose in the subsidiary during this period, which are explained below, have forced us to change initial plan, focusing in negotiating with vendors liabilities terms sale resulting in a viable plan again.

On November 19, 2019, Adexus filed an application for reorganization under law 20720 with the Chilean courts of justice. The Company impaired the total investment value as of December 31, 2019.

On January 9, 2020, the Company communicated that the creditors committee of Adexus approved with the favorable vote of more than 80% of the pledge creditors and 85% of the unsecured creditors, respectively, the judicial reorganization agreement proposed by Adexus in the framework of the reorganization procedure. According to the terms of the judicial reorganization agreement, Adexus will restructure and pay the total of its reorganized liabilities within a maximum period of six years, according to the new agreed conditions, being authorized to continue with its commercial activities normally. As a result of the financial protection provided by the Chilean law and with the support of its creditors, Adexus has achieved the restructuring of its liabilities while continuing to serve all its customers. In 2020, Adexus S.A. has complied with the payment schedule agreed with the creditors. On December 28, the creditor’s committee signed a debt reorganization agreement whith pledge creditors and unsecured creditors.

The Corporation decided that Adexus will be subject to the patrimonial protection law; after achieving this restructuring, the Corporation will focus on honoring it in the terms agreed while finding the right shareholder for the future development of the subsidiary.

37	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

1. Issuance of Convertible Bonds

On January 13, 2021, the Board of Directors approved terms and conditions for the issuance of convertible bonds to be placed by private offering, including the registration and delivery dates, for the exercise of the preemptive subscription right, both in the first and second subscription round. The convertible bonds to be issued have not been and will not be registered under the U.S. Securities Act, or under the securities laws of any state or jurisdiction outside Peru.

Additionally, on the same date, a contract was signed with Kallpa Securities Sociedad Agencia de Bolsa S.A., who will act as Representative of the Bondholders for the issuance of the convertible bonds.

The second preferential subscription round of the issuance of the Convertible Bonds in Shares of AENZA S.A.A., by the Company, ended on February 26, 2021. Together with the Subscription Agreements that were subscribed in the first preferential subscription round, in both rounds, Subscription Agreements have been subscribed for a total of 32,721 bonds, for a subscription value that amounts to the total amount of US$32.7 million.

Bonds that were not subscribed during the preemptive subscription rounds may be placed to institutional investors through a private placement offering. As of the date hereof, none of the convertible bonds have been issued, and we cannot guarantee that they will be issued on a timely basis or at all

2. New State of emergency due to COVID

On April 17, 2021, the Peruvian Government extended the State of National Emergency for a period of 30 days as a result of COVID-19. Likewise, certain economic activities are restricted, according to the alert level in each department of Peru, until May 31, 2021. Management considers that the measures taken by the national authorities have no impact on the continuity and development of the operations of the Company because the activities carried out by the Company are within the group of permitted activities and have not been significantly impacted by the pandemic.

The Company’s Management continues to monitor the evolution of the situation and the guidance of the national and international authorities, since events beyond the control of Management may arise that require modifying the established business plan. A further spread of Covid-19 and the consequent measures taken to limit the spread of the disease could affect the ability to conduct business in the normal way and, therefore, affect the financial position and results of operations.

Citizen immobilization, the restriction of activities of strategic companies as well as the paralysis of public entities have affected the execution of investment projects as well as the performance of exploration activities, and until the date of approval of the financial statements, it is not expected that operations and going concern will be affected.

3. Process of a plea bargain agreement

The Company has made significant progress in the negotiation of the plea bargain agreement and expects to be execute the agreement soon. As the negotiation have advanced, it has been able to have more certainty regarding its exposure to the criminal investigations that will be settled by the agreement and, as a result it has been able to adjust its provisions to update its view of the outcome.

Notwithstanding, we cannot assure you that an agreement will be reached in a timely manner or at all and in case an agreement is reached, we can not assure you that it will not contain terms and conditions that are substantially more onerous to the Company that we have foreseen. In addition, any agreement would be subject to further approval by the Peruvian court.

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

UNNA Energía S.A.’s net proved reserves in the fields in which they operate and changes in those reserves for operations are disclosed below. The net proved reserves represent our company’s best estimate of proved oil and natural gas reserves. For 2018 and 2019, reserve estimates have been evaluated by its technical staff (reservoir engineers and geoscience professionals) and submitted to its Reserve Development Committee. The estimates for all years presented conform to the definitions found in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

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

PROVED RESERVES (1)

	Total		Peru
	Oil (MBBL)	Gas (MMcf)	Oil (MBBL)	Gas (MMcf)
Proved developed and undeveloped reserves, December 31, 2018(2)(3)	27,494	33,606	27,494	33,606
Revisions of previous estimates(4)	2,660	(4,365)	2,660	(4,365)
Enhanced oil recovery	—	—	—	—
Purchases	—	—	—	—
Production	(1,486)	(1,771)	(1,486)	(1,771)
Sales in place	—	—	—	—
Proved developed and undeveloped reserves, December 31, 2019(2)(3)	28,668	27,470	28,668	27,470
Revisions of previous estimates(4)	(2,135)	30,486		(2,135)
Enhanced oil recovery	—	—	—	—
Purchases	—	—	—	—
Production	(1,287)	(1,540)		(1,287)
Sales in place	—	—	—	—
Proved developed and undeveloped reserves, December 31, 2020	25,245	56,416	25,245	56,416

(1)

Proved reserves estimated in oil and gas properties located in Blocks I, III, IV and V (Talara and Paita) under two service contracts and two license contracts with Perupetro. The rights to produce hydrocarbons expire in December 2021 for Block I, April 2045 for Blocks III and IV, and October 2023 for Block V. The proved reserves estimated in this report constitute all of the proved reserves under contracts by UNNA Energía S.A.

(2)

The revisions in reserve estimates are based on new information obtained as a result of drilling activities and workovers. During 2018 and 2019, proved developed reserves of crude oil increased due to drilling activities in Block IV. During 2020, proved developed reserves of crude oil decreased in 1,291 MBls due to mistake in the reserves estimation in Block V. Proved developed should be considered until the end of the contract and not up the economic limit.

(3)	As of December 31, 2018, 2019 and 2020, the associated gas reserves were 33,606 MMCF, 27,460 MMCF and 56,416 MMC, respectively.
(4)

In Block III, the gas reserves as of December 31, 2020 were higher than gas reserves as of December 31, 2019, mainly due to gas resources that were converted into proved developed and proved undeveloped reserves following the execution in January 2020 by UNNA Energía and Gasnorp of a contract for sale of natural gas of Block III. In Block I, gas reserves reduced in 2020 as compared to the prior year due to their consumption in production and the scheduled expiration of the Block I contract in December 2021.

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2018

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	8,664	9,354	8,664	9,354
End of year	9,912	19,839	9,912	19,839
Proved undeveloped reserves
Beginning of year	17,833	—	17,833	—
End of year	17,582	13,767	17,582	13,767

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	9,912	13,767	9,912	9,354
End of year	10,366	14,881	10,366	14,881
Proved undeveloped reserves
Beginning of year	17,582	13,767	17,582	13,767
End of year	18,301	12,589	18,301	12,589

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2020

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	10,366	14,881	10,366	14,881
End of year	9,314	18,529	9,314	18,529
Proved undeveloped reserves
Beginning of year	18,301	12,589	18,301	12,589
End of year	15,931	37,887	15,931	37,887

B.	Capitalized Costs Relating to Oil and Gas Producing Activities

The following table sets forth the capitalized costs relating to our company’s crude oil and natural gas producing activities for the years indicated:

	2016	2017	2018	2019	2020
	(in US$ thousands)
Proved properties
Concessions
Mineral property, wells and related equipment	39,069	84,960	99,129	131,752	228,569
Drilling and Works in progress and Replacement Units	6,188	10,767	11,920	4,895	3,439

Total Proved Properties	45,257	95,727	111,049	136,647	232,009

Unproved properties	—	—	—	—

Total Property, Plant and Equipment	45,257	95,727	111,049	136,647	232,009

Accumulated depreciation, depletion, and amortization, and valuation allowances	(17,774)	(36,672)	(45,426)	(59,553)	(135,308)

Net capitalized costs	27,482	59,054	65,624	77,093	96,701

C.	Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

The following table sets forth costs incurred related to our company’s oil and natural gas activities for the years indicated:

	2016	2017	2018	2019	2020
	(in US$ thousands)
Acquisition costs of properties(1)
Proved	—	—	—	—	—
Unproved	—	—	—	—	—
Total acquisition costs
Exploration costs	—	—	(1,121)	—	—
Development costs	(19,161)	(22,905)	(25,192)	(44,612)	(13,300)

Total	(19,161)	(22,905)	(26,313)	(44,612)	(13,300)

(1)	Our company has not incurred in any cost related to Oil and Gas property acquisition for all years presented.

D.	Results of Operations for Oil and Natural Gas Producing Activities

The results of operations for oil and natural gas producing activities, excluding overhead costs and interest expenses, are as follows for the years indicated:

	Total Peru
	2016	2017	2018	2019	2020
	(in US$ thousands)
Revenues
Additional Revenues of Gas Extraction Services	50,556	67,049	96,543	100,042	55,919
Total Revenues(1)	50,556	67,949	96,543	100,042	55,919
Production Costs	(24,645)	(28,097)	(31,431)	(32,741)	(26,344)
Costs of Labor	(1,767)	(2,008)	(2,099)	(2,571)	(3,791)
Repairs and Maintenance	(1,563)	(2,076)	(2,421)	(3,343)	(2,984)
Materials, supplies and fuel consumed and supplies utilized	(9,540)	(20,253)	(9,704)	(8,373)	(6,170)
External services, insurances, security and others	(6,388)	(6,634)	(7,979)	(9,684)	(8,427)
Operation office and staff expenses	(5,388)	(7,126)	(9,228)	(8,771)	(4,971)

	Total Peru
	2016	2017	2018	2019	2020
	(in US$ thousands)
Additional Natural Gas supply costs after price adjustment Royalties	(7,402)	(15,016)	(30,892)	(31,508)	(13,002)
DD&A Expenses	(17,223)	(19,851)	(17,690)	(19,417)	(15,719)
Income (loss) before income taxes	1,286	4,984	16,530	16,376	855
Income tax expense(2)	(373)	(1,470)	(4,876)	(4,831)	(252)
Results of operations from producing activities	913	3,514	11,654	11,545	602

(1)	Income after deductions for UNNA Energía S.A.’s share of government royalties according to contract obligations. There are no sales or transfers to our company’s other operations.
(2)

In 2015, the legal tax rate was 28%, and during 2016, the legal tax rate was 27%. In 2017, the Peruvian government increased the legal tax rate to 29.5%. In 2018, the Peruvian government retained the legal tax rate at 29.5%. In 2019, the legal tax rate was 30.25%. In 2020, the legal tax rate was 29.5%.

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

The following chart shows standardized measures of discounted future net cash flows for the periods indicated:

	2016	2017	2018	2019	2020
	(in US$ thousands)
Future Cash inflows	1,106,849	1,436101	2,041,128	1,836,895	1,718,573
Future production costs	(285,608)	(776,847)	(1,446,949)	(1,311,758)	(968,795)
Future development costs	(463,224)	(221,557)	(232,432)	(338,141)	(336,998)
Future production and development costs	(748,832)	(998,404)	(1,679,381)	(1,649,899)	(1,305,793)
Future income tax expenses	(105,615)	(129,121)	(106,715)	(52,800)	(115,402)
Future Net cash flows	252,402	308,577	255,031	134,196	297,379
10% annual discount for estimates timing of cash flows	(115,028)	(168,224)	(115,518)	(62,683)	(179,664)
Standardized measure of discounted Future Net Cash Flows	137,374	140,353	139,514	71,512	117,715

(1)

For oil volumes, per barrel prices after deductions of UNNA Energía S.A.’s share government royalties used in determining future cash inflows for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 were US$38.54, US$49.82, US$64.72 and US$61.19 and US$38.06, respectively. For gas volumes, gas price is linked to the oil price according to the gas purchase contract.

(2)

Production costs and developments costs relating to future production of proved reserves are based on the continuation of existing economic conditions. Future estimated decommissioning costs are included.

(3)	Taxation is computed using the appropriate year-end statutory corporate income tax rates.
(4)	Future net cash flows from oil production are discounted at 10% regardless of assessment of the risk associated with its production activities.

F. Changes in Standardized Measure of Discounted Future Net Cash Flows

The following chart shows changes in standardized measures of discounted future net cash flows for the periods indicated:

	2016	2017	2018	2019	2020
	(in US$ thousands)
Standardized measure of discounted Future Net Cash Flows, beginning of the year	223,262	137,374	140,353	139,514	71,512
Revenue less production and other costs	(75,202)	(96,045)	(127,974)	(132,783)	(82,263)
Net changes in future development costs	(53,464)	94,388	(6,204)	(53,324)	3,220
Changes in price, net of production costs	560	(109,168)	(68,095)	(55,359)	(196,850)
Development cost incurred	19,161	22,905	29,218	44,612	13,300
Revisions of previous quantity estimates	(54,052)	27,456	72,852	9,882	256,492
Accretion of discount	55,438	70,152	99,822	87,508	76,484
Net change in income taxes	21,327	(85)	427	30,250	(17,043)
Timing difference and other	(343)	(6,623)	(886)	1,213	7,137
Standardized measure of discounted Future Net Cash Flows, end of the year	137,374	140,353	139,514	71,512	117,715

EXHIBIT INDEX

Exhibit Number	Description

1.01	By-Laws of the Registrant, as currently in effect

2.01*	Registrant’s Form of American Depositary Receipt

2.02*	Deposit Agreement, dated as of December 31, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

10.01**	Credit Agreement, dated as of July 31, 2019, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.01.1**	Amendment, Waiver and Consent, dated as of February 28, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.01.2	Waiver and Consent Agreement, dated December 23, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.02***	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, Aenza, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.

10.03***	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.

10.04***	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among Aenza, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.

10.04.1***	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.

10.04.1.1***	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.04.1.2***	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.04.1.3***	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05**	Description of Securities Registered Pursuant to Section 12 of the Exchange Act

Exhibit Number	Description

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.01****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.02****	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

101. LAB	XBRL Taxonomy Extension Label Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated herein by reference to the Registrant’s registration statement on Form F-6 filed with the SEC on December 10, 2018.
**	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on June 25, 2020.
***	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 15, 2018.
****

This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.