Form 20-F
period 2021-12-31
AENZA S.A.A.
filed 2022-05-16
CIK 1572621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Daniel Urbina Pérez, Chief Legal Officer

Tel. 011-51-1-213-6565

relacion.inversionistas@aenza.com.pe

Av. Petit Thouars 4957

Miraflores

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

At December 31, 2021	871,917,855 shares of common stock

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

ii

PART I. INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company,” “the group” and “AENZA” in this annual report are to AENZA S.A.A. (formerly, “Graña y Montero S.A.A.”), a publicly-held corporation (sociedad anónima abierta) organized under the laws of the Republic of Peru (“Peru”). In this annual report, we refer to our principal subsidiaries, joint operations, joint ventures and associated companies as follows: (i) in our Infrastructure segment: Red Vial 5 S.A. as “Norvial”; Carretera Andina del Sur S.A. as “Survial”; Carretera Sierra Piura S.A.C as “Canchaque”; Tren Urbano de Lima S.A. (formerly, GyM Ferrovías S.A.) as “Línea 1”; Concesionaria La Chira S.A. as “La Chira”; and UNNA Transporte S.A.C. (formerly Concar S.A.C.) as “UNNA Transporte”; (ii) in our Energy segment: UNNA Energía S.A. (formerly GMP S.A.) as “UNNA Energía”; (iii) in our Engineering and Construction (“E&C”) segment: Cumbra Peru S.A. (formerly GyM S.A.) as “Cumbra”; Vial y Vives—DSD S.A. as “Vial y Vives—DSD”; Cumbra Ingeniería S.A. (formerly GMI S.A.) as “Cumbra Ingeniería”; Morelco S.A.S. as “Morelco”; and (iv) in our Real Estate segment: Viva Negocio Inmobiliario S.A. (formerly Viva GyM S.A.) as “Viva” and Inmobiliaria Almonte S.A.C. as “Almonte”. For more information on our subsidiaries, joint operations, joint ventures or associated companies, see notes 6a, 6c and 15 to our audited annual consolidated financial statements included in this annual report.

The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; the term “sol” and the symbol “S/” refer to the legal currency of Peru; the term “Chilean peso” and the symbol “CLP” refer to the legal currency of Chile; and the term “Colombian peso” and the symbol “COP” refer to the legal currency of Colombia.

Presentation of Financial Information

Our consolidated financial statements included in this annual report have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our annual consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 have been audited by Moore Assurance S.A.S. (a member firm of Moore Global Network Limited) in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We manage our business in four segments: (i) Infrastructure; (ii) Energy; (iii) Engineering and Construction (E&C); and (iv) Real Estate. Prior to 2021, our Energy segment was part of our Infrastructure segment; however, beginning during the fourth quarter of 2021, we have changed our segment reportings to separately report our Energy business as a segment. The historical segment financial information included in this annual report has been adjusted accordingly. For information on our results of operations by business segment, see note 7 to our audited annual consolidated financial statements included in this annual report. In addition, on December 27, 2021, we sold Adexus S.A. (“Adexus”), our technical services subsidiary. As a result, our financial information included in this annual report has been adjusted accordingly. Our segment data presents Adexus as a parent company operation not part of any of our four business segments. See note 36 to our audited annual consolidated financial statements included in this annual report.

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

We have translated some of the soles amounts contained in this annual report into U.S. dollars and some U.S. dollars amounts contained in this annual report into soles, for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles amounts to U.S. dollars and U.S. dollars amounts into soles was S/3.998 to US$1.00, which was the average sale exchange rate for December 31, 2021 reported by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). We present our backlog in U.S. dollars. For contracts denominated in soles or other local currencies, amounts have been converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. When we present our ratios of backlog and revenues in this annual report, we similarly convert our revenues, which are reported in soles, into U.S. dollars based on the exchange rate reported for December 31 of the corresponding year. For conversions of macroeconomic indicators (particularly in “Item 5.D. Operating and Financial Review and Prospects—Trend Information” in this annual report), average annual exchange rates for the currencies of each of the countries addressed are used. The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Backlog

This annual report includes our backlog for part of our Infrastructure segment and our Engineering and Construction (E&C), and Real Estate segments. We do not include backlog in this annual report in: (i) our Infrastructure segment for our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; and (ii) our Energy segment because: (a) our revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and their market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel stored and dispatched. When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. Backlog is not a measure defined by IFRS, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. Backlog is not audited. We have revised historical backlog data included in this annual report to exclude the presentation of entities that are presented as discontinued operations. For our definition of backlog, see “Item 4.B. Information on the Company—Business Overview—Backlog.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.”

Reserves Estimates

This annual report includes our estimates for proved reserves in Block V, where UNNA Energía provides hydrocarbon extraction services to, and Blocks III and IV, where UNNA Energía extracts hydrocarbon under license agreements with, Perupetro S.A. (“Perupetro”). These reserves estimates were prepared internally by our team of engineers and have not been audited or reviewed by any independent external engineers. For further information on these reserves estimates, see “Item 3.D. Key Information—Risks Related to Our Company—Additional Risks Related to our Infrastructure Business” and “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Lines of Business—Energy—Oil and Gas Production.”

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the infrastructure, energy, engineering and construction, and real estate services industries in Peru and elsewhere in Latin America. We have made these estimates on the basis of our management’s knowledge and statistics and other information, which we believe to be the most recently available as of the date of this annual report, from government agencies, industry professional organizations, industry publications and other sources. While we believe these estimates to be accurate as of the date of this annual report, we have not independently verified the data from third-party sources and our internal data has not been verified by any independent source. In this annual report we present gross domestic product (“GDP”) both on a nominal and real basis. Real GDP is nominal GDP adjusted to exclude the effect of inflation. Unless otherwise indicated, references to GDP are to real GDP.

Measurements and Other Data

In this annual report, we use the following measurements:

●	“m” means one meter, which equals approximately 3.28084 feet;

●	“m2” means one square meter, which equals approximately 10.7630 square feet;

●	“km” means one kilometer, which equals approximately 0.621371 miles;

●	“hectare” means one hectare, which equals approximately 2.47105 acres;

●	“tonne” means one metric ton, which equals approximately 2,204.6 pounds;

●	“bbl” or barrel of oil means one stock tank barrel, which is equivalent to approximately 0.15898 cubic meters;

●	“boe” means one barrel of oil equivalent, which equals approximately 160.2167 cubic meters, determined using the ratio of 5,658 cubic feet of natural gas to one barrel of oil;

●	“cf” means one cubic foot;

●	“M,” when used before bbl, boe or cf, means one thousand bbl, boe and cf, respectively;

●	“MM,” when used before bbl, boe or cf, means one million bbl, boe and cf, respectively;

●	“MW” means one megawatt, which equals one million watts; and

●	“Gwh” means one gigawatt hour, which equals one billion watt hours.

In this annual report, we use the term “accident incidence rate” with respect to our E&C segment, which is calculated as the number of injuries multiplied by 200,000 (which reflects 40 hours worked per week in a 50-week year by 100 equivalent full-time workers) divided by the total number of hours worked by all full-time employees of our E&C segment during the relevant year.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including, among others:

●	the impact that the ongoing Novel Coronavirus 2019 (“COVID-19”) pandemic, and governments’ extraordinary measures to limit the spread of the virus, will continue to have on economic activity and the industries in which we operate;

●	the impact on our business reputation from our past association with Odebrecht S.A. affiliates (“Odebrecht”) in Peru and our alleged participation in what is referred to as the “construction club” in Peru;

●	the potential effects of investigations of our company and certain of our former directors and senior managers, or any future investigations, regarding corruption or other illegal acts, including our settlement and cooperation agreement with Peruvian prosecutorial authorities, which includes, among other restrictions, significant penalties, admissions of guilt and temporary debarment from entering into new contracts with the government of Peru;

●	our ability to fund our working capital and other obligations, through cash flow from operating activities, financing sources or the sale of assets;

●	our ability to comply with the covenants in our debt instruments or obtain waivers in the event of non-compliance;

●	our ability to obtain financing on favorable terms, including our ability to obtain performance bonds and similar financings required in the ordinary course of our business;

●	our ability to consummate asset sales or other strategic transactions on favorable terms and on a timely basis, or at all;

●	global macroeconomic conditions, including commodity prices;

●	economic, political and social conditions in the markets in which we operate, including as a result of political disputes between the executive branch and congress in Peru, the drafting of a new constitution in Chile, and upcoming elections in Colombia;

●	major changes in government policies at the national, regional or municipal levels, including in connection with infrastructure concessions, investments in infrastructure and affordable housing subsidies;

●	social conflicts that disrupt infrastructure projects, particularly in the mining sector;

●	interest rate fluctuation, inflation and devaluation or appreciation of the Peruvian sol, or Chilean peso or Colombian peso, in relation to the U.S. dollar (or other currencies in which we receive revenue);

●	our backlog may not be a reliable indicator of future revenues or profit;

●	the cyclical nature of some of our business segments;

●	the level of capital investments and financings available for infrastructure projects of the types that we perform, both in the private and public sectors;

●	competition in our markets, both from local and international companies;

●	volatility in global prices of oil and gas;

●	changes in real estate market prices, customer demand, preference and purchasing power, and financing availability and terms;

●	our ability to obtain zoning and other license requirements for our real estate development;

●	changes in tax, environmental, health and safety, or other laws and regulations;

●	natural disasters, severe weather or other events that may adversely impact our business; and

●	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors.”

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the principal risks set forth below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this annual report for a detailed description of these and other risks.

Risks Related to Key Developments

●	The ongoing COVID-19 pandemic and government measures aimed at containing the spread of the virus have disrupted economic activity in the countries where we operate and adversely affected our business, results of operations and financial condition.

●	The outcome of investigations regarding potential corruption or other illegal acts could have a material adverse effect on our business, financial condition and results of operations.

●	We were in default under certain of our debt instruments in the past, and we cannot assure you that we will not be in default under our debt instruments in the future, or that we will be able to obtain additional waivers in the event of any future defaults.

●	We may not have sufficient cash or access to funding to meet our extraordinary payment obligations.

●	We may be unable to access financing that we need to operate our business on favorable terms or at all.

Risks Related to Our Company

●	Global economic conditions could adversely affect our financial performance.

●	We face significant competition in each of our markets.

●	Social conflicts may disrupt infrastructure projects and ongoing operations.

●	Failure to comply with, or changes in, laws or regulations could have a material adverse effect on our business and financial performance.

●	We are exposed to the risk of increasing environmental legislation and the broader impacts of climate change.

●	Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.

●	Debarment from participating in government bidding processes could have an adverse impact on our business and financial performance.

Additional Risks Related to our Infrastructure Business

●	Our return on our investment in our concessions may not meet estimated returns.

●	Governmental entities may terminate prematurely our concessions and similar contracts under various circumstances, some of which are beyond our control.

●	We are exposed to risks related to the operation and maintenance of our concessions and similar contracts.

●	We may not be successful in obtaining new concessions.

Additional Risks Related to our Energy Business

●	A substantial or sustained decline in oil prices would adversely affect our financial performance.

●	Our reserves estimates depend on many assumptions that may turn out to be inaccurate and are not subject to review by independent reserve auditors.

●	We may not be able to finance our mandatory capital expenditure requirements in connection with our oil and gas operations.

Additional Risks Related to our Engineering and Construction Business

●	We are vulnerable to the cyclical nature of the end-markets we serve.

●	Decreases in capital investments by our clients may adversely affect the demand for our services.

●	Our business may be adversely affected if we incorrectly estimate the costs of our projects.

Additional Risks Related to our Real Estate Business

●	We are exposed to risks associated with the development of real estate.

●	Real estate prices may decline.

●	Our business may be adversely affected if we are not able to obtain the necessary licenses and/or authorizations for our developments on a timely basis.

●	We may experience difficulties in finding desirable land and increases in the price of land may increase our cost of sales and decrease our earnings.

●	Changing market conditions may adversely affect our ability to sell home inventories in our land and at expected prices.

Risks Related to Peru

●	Economic, social and political developments in Peru could adversely affect our business and financial performance.

●	Fluctuations in the value of Peruvian sol could adversely affect financial performance.

●	Inflation could adversely affect our financial performance.

Risks Related to Chile, Colombia and other Latin American Countries

●	We face risks related to our operations outside of Peru.

Risks Related to our ADSs

●	We have identified a material weakness in our internal control over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.

Risks Related to Key Developments

The ongoing COVID-19 pandemic and government measures aimed at containing the spread of the virus have disrupted economic activity in the countries where we operate and adversely affected our business, results of operations and financial condition

The outbreak of the Novel Coronavirus 2019 (COVID-19) pandemic, which has been declared by the World Health Organization to be a “public health emergency of international concern,” has spread across the world since the end of 2019. In response, countries around the world—including Peru, Chile and Colombia, adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions, requiring closures of non-essential businesses, establishing restrictions on public gatherings, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines, mandatory vaccinations and similar actions. While many of these measures have ended or been reduced in scope, depending on how the spread of the virus continues to evolve including as a result of the emergence of new variants, governments may adopt new extraordinary measures. The virus has spread significantly in Latin America, and the countries where we operate have fewer resources to address the effects of the pandemic.

The COVID-19 pandemic and these government measures caused a global recession in 2020 which resulted in a severe economic impact on the countries where we operate. While these economies recovered during 2021, we cannot predict the full extent to these economies will ultimately be impacted. Even as initial outbreaks of COVID-19 subsided, subsequent outbreaks have occurred, including as a result of mutations of the virus. We cannot predict whether subsequent outbreaks will not continue to reoccur, nor whether governments will not implement new measures that affect economic activity. As a result, the negative impact of COVID-19 may continue well beyond the containment of the virus.

The COVID-19 pandemic significantly and adversely affected our business, results of operations and financial condition during 2020. Infections caused halts and delays in our engineering and construction projects, which have caused us to renegotiate performance targets with certain clients. These interruptions and negotiations added costs with respect to certain projects, and caused us to include additional allowances for certain accounts receivable and impairments to our long-term assets. Moreover, from mid-March through the end of May 2020, substantially all of our engineering and construction and real estate projects were mandatorily shut down. Although since July 2020, our projects have resumed operations with COVID-19 protocols in place, we cannot assure you that work will not be halted again or that projects will be completed on time or at all. Our infrastructure operations, which have for the most part been declared essential businesses, continued to operate during the pandemic; however, certain of our infrastructure businesses were adversely affected, in particular, by the sharp decline in traffic volumes and fluctuations in oil and gas prices.

The Peruvian government has further extended the state of national emergency as a result of COVID-19 pandemic. Similarly, certain economic activities are restricted pursuant to varying alert levels in each department of Peru. Although the activities carried out by the company are within the Peruvian government’s categories of permitted activities, we cannot assure you that our businesses will not be halted again, and, if so, that our projects will be completed on time or at all. Even if our businesses continue to be categorized essential businesses, they may be affected by other factors caused by the pandemic, such as the decline in traffic volumes, decline in economic activities, reduction in capital investments or decrease in purchasing power of individuals. We cannot assure you that we will be able to transfer any of these additional costs to our clients.

We continue to monitor the evolution of the pandemic and the guidance of Peruvian and international authorities, as events beyond our control may arise that require modifying our business strategy. COVID-19 and the government measures taken to limit the spread of the virus could affect our ability to conduct our business in the ordinary course and, therefore, affect our business, financial condition and results of operations.

Our reputation has been adversely affected by criminal investigations and administrative proceedings relating to allegations of past corruption

Our reputation has been adversely affected by criminal investigations and administrative proceedings relating to allegations of corruption with respect to events during the period from 2004 to 2016 in connection with the construction and operation of certain infrastructure projects in Peru in which we participated with Odebrecht. Our reputation has also been adversely affected by investigations and administrative proceedings arising from our alleged participation in a “construction club” that colluded to procure government contracts during the period from 2002 to 2016. Furthermore, in May 2021, we entered into a settlement and cooperation agreement with Peruvian prosecutorial authorities, which is subject to judicial approval, by which we have acknowledged that certain of our former directors and senior managers have used the company to commit wrongdoing and, as a result, we have agreed to indemnify the Peruvian government for the resulting damages.

Our reputation is a key factor in our clients’ evaluation of whether to engage our services, key industry players’ willingness to partner with us, financial institutions’ willingness to provide us credit, and recruiting and retaining talented personnel to our company. The outcome of these investigations and proceedings, any new charges or news reports containing new allegations against the company, or other similar developments, could further damage the reputation of the company.

The outcome of investigations regarding potential corruption or other illegal acts could have a material adverse effect on our business, financial condition and results of operations

Our company and certain of our subsidiaries, and certain of our former directors and senior managers, have been charged in connection with criminal and civil investigations relating to certain of our projects in connection with our association with Odebrecht and in connection with our alleged participation in the alleged “construction club” during the period from 2004 to 2016.

In 2018, the Peruvian criminal prosecutor charged our company and our engineering and construction subsidiary, Cumbra, as criminal defendants in connection with the IIRSA South (tranche II) project concession, and the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) included our company and Cumbra in its criminal investigation. Separately, in connection with these investigations, in December 2018, the Peruvian First National Preparatory Investigation Court also resolved to include our company and Cumbra as civilly responsible third parties in the investigations related to the IIRSA South (tranche II) project concession and Cumbra as a civilly responsible third party in the investigations related to Tranches 1 and 2 of the Lima Metro.

In December 2018, Cumbra was formally included as a civilly responsible third party, along with eleven other construction companies, in the criminal investigation conducted by a Peruvian public prosecutor with respect to an alleged “construction club” that colluded to receive public contracts. In October 2021, the prosecutor filed a motion to criminally charged Cumbra and another of our subsidiaries, UNNA Transporte, and other companies in the construction sector in Peru, as well as a former director and former senior managers of our company, with collusion and other alleged crimes.

Additionally, Peruvian prosecutors have included José Graña Miró Quesada, the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a former board member of our company and former chairman of our subsidiary Cumbra, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South (tranche II) project concession, in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña and Hernando Graña, as well as Juan Manuel Lambarri, the former chief executive officer of our subsidiary Cumbra, have been charged in connection with Tranches 1 and 2 of the Lima Metro. On February 9, 2022, the Peruvian press reported that Peruvian prosecutorial authorities entered into plea agreements with José Graña Miró Quesada and Hernando Graña Acuña, which remain subject to judicial approval. These plea agreements are confidential under Peruvian law and we, therefore, do not know their content, however, they may include information related to wrongdoing or knowledge of improper behavior while José Graña Miró Quesada and Hernando Graña Acuña were at the company. We cannot assure you what they will ultimately say to government authorities, or that their statements will not adversely affect the company’s reputation.

We understand that Peruvian prosecutors had initiated an investigation with respect to the Chavimochic project. Neither the company nor any of its affiliates or personnel were subject to investigation and therefore we have limited information. However, we understand that the Chavimochic investigation has subsequently been closed without any further action. The project has not been operational since 2017, and parties, without our participation, are currently in discussions with the Peruvian government in relation to the future of the project.

In May 2021, we entered into a settlement and cooperation agreement (Acuerdo Preparatorio de Colaboración Eficaz y Beneficios) with Peruvian prosecutorial authorities by which we acknowledged that certain of our former directors and senior managers have used the company to commit wrongdoing during the period from 2004 to 2016 and, as a result, we have agreed to indemnify the Peruvian government for the resulting damages. The agreement is related to investigations of substantially all of the construction and operation of infrastructure projects in Peru in which we participated with Odebrecht, as well as our alleged participation in a “construction club” aimed to procure government contracts. Under the agreement, we have agreed to pay a civil penalty of S/321,916,404 and US$41,061,790 over 12 years, subject to a statutory interest rate in Peruvian and foreign currency, and to a pledge of collateral valued at S/197.0 million through a trust agreement that includes shares issued by a subsidiary of AENZA, a real estate asset guarantee and a debt service guaranty account. Among other conditions, the agreement includes a restriction on participating in new public construction and road maintenance contracts in Peru for two years from the approval of the agreement. As of December 31, 2021, we recorded an estimated provision reflecting the present value of the penalty, which amounted to S/164.6 million and US$18.9 million (in total, S/240.1 million, or approximately US$60.1 million).

According to the terms of the settlement and cooperation agreement, the civil penalty would cover the total contingency to Peruvian prosecutorial authorities to which the company is exposed as a result of the investigations of past projects in which the company participated with Odebrecht (other than the Chavimochic project, described below) and investigations relating to an alleged participation in the “construction club” (excluding INDECOPI’s separate administrative proceedings, described below). We cannot assure you that the agreement will be approved by the courts in a timely manner or at all. Nor can we assure you that our liability will not ultimately exceed the amount provisioned in our financial statements. Additionally, we cannot assure you that the Peruvian government will not claim the assets pledged as collateral or require that we include additional assets as collateral for our payment obligations, nor we can assure you that any pledged assets will fully satisfy our obligations to the Peruvian government due to fluctuations in their value or otherwise.

A conviction of corruption or settlements with government authorities could lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits, debarment from contracting or from participating in bidding processes with the Peruvian government, or other restrictions. Moreover, our alleged involvement in corruption investigations, and any findings or admissions of wrongdoing in such investigations, could further damage our reputation and have a material adverse impact on our ability to compete for business. In addition, these investigations may affect the company’s ability to secure financing in the future. Furthermore, investigations could continue to divert management’s attention and resources from other issues facing our business.

We cannot assure you that the scope of the foregoing proceedings will not be expanded to incorporate other projects in which we have been involved, that our company will not be included in other investigations or proceedings as a criminal defendant or third party civilly responsible in Peru or elsewhere, or that other of our former or current directors and senior managers will not be included in the foregoing proceedings.

If we do not comply with applicable laws and regulations designed to combat corruption, we could become subject to fines, penalties or other regulatory sanctions, and our business could suffer.

Although we are committed to conducting business in a legal and ethical manner in compliance with local and international legal requirements applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or the U.S. Foreign Corrupt Practices Act. If any of our employees or representatives violate anti-corruption laws, our business, financial condition and results of operation would be adversely affected.

INDECOPI has initiated an administrative proceeding alleging that certain construction companies in Peru, including our subsidiary Cumbra, colluded to receive public contracts

On July 11, 2017, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) initiated an investigation of several construction companies in Peru, including our subsidiary Cumbra, relating to allegations of a “construction club” that colluded to receive public contracts during the period from 2002 to 2016. On February 11, 2020, Cumbra was notified by the Technical Secretariat of the Commission for the Defense of Free Competition of INDECOPI of the beginning of a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anti-competitive conduct to procure government contracts.

On November 17, 2021, the Commission imposed a fine of approximately S/67 million against our subsidiary Cumbra, which is currently being challenged and pending resolution by the final administrative proceeding within INDECOPI. As of December 31, 2021, we recorded an estimated provision amounting to S/52.6 million (approximately US$13.2 million) related to this fine.

We cannot predict the outcome of these investigations or proceedings, the timing thereof or how they may impact our business, financial condition and results of operations. We also cannot predict whether INDECOPI will bring additional investigations or proceedings in the future.

INDECOPI has initiated an administrative proceeding alleging anti-competitive practices in the labor market in the construction sector

On February 7, 2022, Cumbra and UNNA Transporte were notified that the Commission for the Defense of Free Competition of INDECOPI initiated an administrative sanctioning proceeding for alleged concerted distribution of suppliers in the labor market in the construction sector between 2011 and September 2017, in which competitor construction companies agreed not to hire staff of another party without its prior consent. As of December 31, 2021, Cumbra recorded an estimated provision amounting to S/4.8 million (or approximately US$1.2 million) related to this proceeding.

We cannot predict the outcome of any such investigations or proceedings, the timing thereof, or how they may impact our business, financial condition and results of operations. In addition, due to the lack of precedent administrative proceedings, we cannot assure you of the amount of any fine that INDECOPI may impose, or that any such fine will not have a material impact in our company.

We were in default under certain of our debt instruments in the past, and we cannot assure you that we will not be in default under our debt instruments in the future, or that we will be able to obtain additional waivers in the event of any future defaults

In the past we have been in default of financial covenants and payment obligations under certain of our debt instruments. These defaults have been cured as of the date of this annual report either with the obtainment of waivers or through the repayment in full of these debt instruments. However, we cannot assure you that we will not breach the covenants under our debt instruments in the future and, in such event, that we would be able to obtain the required waivers from our creditors. Failure to successfully obtain waivers could force us to precipitate the sale of assets, including on unfavorable terms, to repay these debt instruments. Moreover, if we are not able to renegotiate the terms of any debt instruments in which we are in default, or repay them promptly, our ability to obtain financings, including performance guarantees or similar financings required under many of our business contracts, would be impaired, which may have a material adverse effect on our business, financial condition and results of operations.

We may not have sufficient cash or access to funding to meet our extraordinary payment obligations

We have significant extraordinary payment obligations. For example, on May 2021, we entered into a settlement and cooperation agreement with Peruvian prosecutorial authorities, which is subject to judicial approval, under which we will be required to make payments of S/321,916,404 and US$41,061,790 over 12 years.

On March 17, 2022, we have entered into a Bridge Loan Agreement for up to US$120 million and we have used the proceeds to repay certain of our financial and other obligations. The bridge loan is required to be repaid over a period of 18 months, and is secured by a flow trust (first lien), a trust over the shares of Viva Negocio Inmobiliario S.A. (second lien), and a pledge on our shares in Unna Energía S.A. (first lien).

We cannot assure you that we will have sufficient cash from operations, any sale of assets, or access to equity or debt financing, in order to comply with payments regarding our agreements, or that following any such payments, we will have sufficient cash to continue to operate our business consistent with past practices.

We may be unable to access financing that we need to operate our business on favorable terms or at all

Due to uncertainty relating to the investigations of our company, our creditors and other financial institutions have placed restrictions in the past on our ability, and the ability of other Peruvian construction companies, to acquire future credit lines, performance bonds and other financings.

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

Additionally, volatility and instability due to the ongoing COVID-19 pandemic and government measures to contain the spread of the virus also negatively affected the general willingness of lenders to extend credit. At the same time, the COVID-19 pandemic put further pressure on our liquidity needs, including for short-term working capital, including by adding costs arising from delays in our engineering and construction and other projects as a result of infections.

We cannot assure you that we will be able to obtain new financings in the future on favorable terms or at all. Also, we may encounter difficulties in obtaining performance bonds or credit support that we require to secure, among other things, bids, advance payments and performance for our projects.

The inability to procure adequate financing or credit on favorable terms or at all could have a material adverse effect on our business, financial condition and results of operation.

There is uncertainty with regard to the amount, timing and manner in which the payment for the termination of the GSP gas pipeline concession will be paid

In November 2015, we acquired a 20% interest in Gasoducto Sur Peruano S.A. (“GSP”) and obtained a 29% interest in the related construction consortium, Consorcio Constructor Ductos del Sur, through our subsidiary Cumbra. GSP had signed, in July 2014, a concession contract with the Peruvian government to build, operate and maintain the pipelines transportation system of natural gas to meet the demand of cities in the south of Peru. On January 24, 2017, the Ministry of Energy and Mines notified the early termination of the concession contract based on GSP’s failure to obtain the required project financing by the stipulated deadline and proceeded to immediately enforce the concession contract’s performance guarantee.

Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made any payment or, to our knowledge, initiated the payment process or the auction process for a new concessionaire. Pursuant to the concession contract, the Peruvian government was obligated to appoint a recognized international audit firm to calculate the net book value (valor contable neto, or “VCN”) of the concession assets; however, as of the date hereof, the Peruvian government has not done so. An independent audit firm engaged by GSP calculated the VCN to equal US$2,602 million as of December 31, 2016.

On December 4, 2017, GSP entered into a bankruptcy proceeding before INDECOPI. The company registered a claim for accounts receivable for US$169.7 million, which amount is held in trust for the benefit of the company’s creditors. The debt recognition stage of the bankruptcy process has concluded and we expect that a meeting of creditors will be called during 2022. On December 21, 2018, the company submitted to the Peruvian government a claim demanding on behalf of GSP the payment of the VCN of GSP. On October 18, 2019, the company filed with CIADI (The International Centre for Settlement of Investment Disputes or Centro Internacional de Arreglo de Diferencias Relativas a Inversiones) a request for arbitration. On December 27, 2019 the company withdrew the arbitration in compliance with the preliminary settlement and cooperation agreement signed with Peruvian prosecutorial authorities on the same date. The withdrawal of the arbitration does not imply the loss of the company’s right of collection against GSP nor does it prohibit the possibility that GSP may exercise its rights against the government in the future through procedures other than the CIADI arbitration. As of December 31, 2019, we fully impaired the remaining amount of our investment in GSP, however, as of December 31, 2021, the company has recorded the value of its accounts receivables with GSP to be S/322.6 million, equivalent to US$81.1 million.

As of the date of this annual report, we consider that GSP can exercise its right to collect from the Peruvian government for the VCN of the concession assets and thus we believe we can recover our corresponding accounts receivable. However, we cannot assure you that the company will successfully receive these amounts, or as to the timing and manner of payment.

Risks Related to Our Company

Global economic conditions could adversely affect our financial performance

Global economic conditions, in particular fluctuations in commodity prices and financing costs, may impact our clients’ investment decisions. Should our clients choose to postpone or suspend new investments or delay or cancel the execution of existing projects as a result of global economic conditions, demand for our products and services would decline, which may result in a decline in revenues and in under-utilization of our capacity. Our business may be impacted by adverse economic developments even after economic conditions have improved because of the lag time between when investments decisions are made and when the projects are executed. Furthermore, financial difficulties suffered by our clients, joint operation partners, subcontractors or suppliers due to global economic conditions could result in payment delays or defaults or increase our costs or adversely impact our project execution. Accordingly, a global economic downturn could have a material adverse effect on our financial performance.

Interest rates are rising across markets. Economic forecasts are expecting that the U.S. Federal Reserve Fund Rate will rise to near or above 2% by year-end, which represents 200bps above 2021 levels. This could increase our financing costs and limit our ability to obtain financing in a timely manner and on acceptable terms. In addition, we are experiencing high levels of inflation in each country where we operate. During the last twelve months, Peru has raised rates from 0.25% to 5%, Colombia from 1.75% to 5% and Chile from 0.5% to 7%. These global economic conditions could adversely affect our financial performance.

We face significant competition in each of our markets

Each of the markets in which we operate is competitive. We compete on the basis of, among other factors, price, performance, product and service quality, skill and execution capability, client relations, reputation and brand, and health, safety and environmental record. We face significant competition from both local and international players. Some of these competitors may have greater resources than us or may have specialized expertise in certain sectors. In addition, a portion of our business is derived from open bidding processes which can be highly competitive. Certain of our markets are highly fragmented with a large number of companies competing for market share. Our competitors may be more inclined to take greater or unusual risks or accept terms and conditions in a contract that we might not deem acceptable. Moreover, we cannot assure you that we will not face new competition from industry players entering or expanding their operations in our markets. If we are unable to compete effectively, our ability to continue to grow our business or maintain our market share would be affected. In addition, because one of the factors on which we generally compete is price, increased competition could impact our operating margins. Accordingly, our business and financial performance could be adversely affected by competition in our markets.

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

For example, in May 2020 as a result of the COVID-19 pandemic, the Peruvian Congress suspended the payment of tolls on roads during the initial period of quarantine. Although the Peruvian Constitutional Court struck down the statute effective June 30, 2020, we have yet to collect compensation for tolls that were suspended during that period.

Social conflicts may disrupt infrastructure projects and ongoing operations

Despite Peru’s economic growth over the last decades, high levels of poverty and unemployment and social and political tensions continue to be pervasive problems in the country. Peru has, from time to time, experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations. In recent years, certain regions experienced strikes and protests related mainly to the environmental impact of mining activities, which resulted in commercial disruptions. These protests may lead to the suspension of mining projects, such as occurred at Las Bambas mining project during the second half of 2021. Social conflicts may disrupt, delay or suspend infrastructure projects in the future, which could have a material adverse effect on our business and financial performance.

Recently in Peru, high inflation is causing civil unrest and rioting, including strikes and the blockade of main roads, which has affected business operations in certain regions of the country. If this situation continues, it could have an adverse effect on our business and financial performance.

In addition, in October 2019, Chile suffered from widespread social unrest and vandalism that has had a significant economic and political impact on the country. As a result, the Chilean congress convened a plebiscite in March 2020, which was rescheduled to October 25, 2020 as a result of the COVID-19 pandemic, in which Chilean constituents voted to amend the Chilean Constitution. The new Chilean Constitution will be drafted by a political body whose members were elected in May 2021. A new plebiscite to approve or reject the new Chilean Constitutional text is expected to be held in September 2022. This process may result in further social unrest and protest and could also result in substantial structural changes in Chile that could adversely impact the private sector, including our operations in the country.

Additionally, on May 29, 2022 Colombia will hold presidential elections. The result of these elections could result in civil unrest, including in the form of a national strike and anti-government protests such as those experienced during 2021, and, consequently, our Colombian operations could be adversely impacted by changing economic, political and social conditions in Colombia and by the new government’s response to such conditions.

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

Under these laws the government must carry out non-binding consultation procedures with local indigenous communities, whose rights may be directly affected by new legislative or administrative measures, including the granting of certain permits or new concessions or similar contracts, such as for mining, energy and oil and gas projects. Local indigenous communities do not have a veto right; and therefore, upon completion of this prior consultation procedure, the government retains the discretion to approve or reject the applicable legislative or administrative measure. However, we cannot assure you that these consultation procedures will not negatively influence a decision by government to grant us a permit, concession or consent and, therefore, adversely affect new projects and concessions, or cause or incite confrontation if the government’s decision is perceived to be adverse to the communities’ opinion. Accordingly, our business and financial performance may be materially and adversely affected.

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

Our backlog may decline in the future. We cannot assure you that we will be able to obtain sufficient contracts in the future in number and magnitude in order to increase our backlog. Additionally, the number of new contracts that we obtain can fluctuate significantly from period to period due to factors that are beyond our control.

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

Our success depends on key personnel

Our success depends, to a significant degree, upon the performance of our senior management, Board of Directors and other key personnel. Members of our management team are not subject to non-competition agreements with us. We cannot assure you that we will be successful in retaining our current senior management or members of our Board of Directors, nor can we assure you that, in such event, we would be able to find suitable replacements. In addition, the success of our business depends on our ongoing ability to attract, train and retain qualified engineers and other personnel. In recent years, the availability in Peru of qualified personnel who have the necessary expertise and experience has been lower than demand and, therefore, competition for human resources has become intense. We cannot assure that we will be able to hire and retain the number of qualified personnel required to meet the needs of, or to grow, our business. If we are unable to attract, train and retain the qualified personnel that we require at reasonable cost, our business and financial performance could be adversely affected.

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

We may not be able to recover on claims against clients for payment

If a client fails to pay our invoices on time or defaults in making its payments to us, we could incur significant losses. We occasionally bring claims against clients for delayed payments, additional costs that exceed the contract price or for amounts not included in the original contract price, including change orders. These types of claims can occur due to matters such as owner-caused delays or changes from the initial project scope, and, occasionally, these claims may be disputed through lengthy proceedings. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. Moreover, we have recently encountered difficulties collecting on claims, even following successful arbitration awards, particularly against the government. A failure to promptly recover on these types of claims and change orders could have a material adverse effect on our financial performance.

We are susceptible to operational risks that could affect our business and financial performance

Our business is subject to numerous industry-specific operational risks, including natural disasters, adverse weather conditions, operator errors or other accidents, mechanical and technical failures, explosions and other events and accidents, many of which are beyond our control. Such occurrences could result in injury or loss of life, severe damage to and destruction of property and equipment, business interruption, pollution and other environmental damage, clean-up responsibilities, regulatory requirements, investigations and penalties, potential liability claims and contractual disputes. In addition, such occurrences could materially impact our reputation. Although we maintain comprehensive insurance covering our assets and operations at levels that our management believes to be adequate, our insurance coverage will not be sufficient in all circumstances or to protect against all hazards. The occurrence of such an operational risk could have a material adverse effect on our business and financial performance.

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

Increases in the prices of energy, raw materials, equipment or wages could increase our operating costs

Our business requires significant purchases of energy, raw materials and components, including, among others, large quantities of fuel, cement and steel, as well as purchases or leases of equipment. Certain inputs used in our operations are susceptible to significant fluctuations in prices, over which we may have little control. The prices of some of these inputs are affected to a significant extent by the prices of commodities, such as oil and iron. Global oil prices decreased in 2018, increased in 2019, declined significantly in 2020 as a result of the COVID-19 pandemic but reached pre-COVID-19 levels by the end of 2020, increased in 2021 due to supply shocks and the resurgence of demand, and, more recently, rose sharply in early 2022 due to the conflict between Ukraine and Russia.

We cannot assure you that oil prices will decrease in the future (although increased oil prices would benefit revenues in our Energy segment). Substantial increases in the prices of such commodities generally result in increases in our suppliers’ operating costs and, consequently, lead to increases in the prices they charge for their products. Moreover, we do not have long-term contracts for the supply of our key inputs, and, as a result, if prices increase significantly or if we are required to find alternative suppliers, our costs to procure these inputs may increase significantly. In addition, growing demand for labor, especially when coupled with shortages of qualified employees in the countries where we operate, may result in significant wage inflation. To the extent that we are unable to pass along to our clients increases in the prices of our key inputs or increases in the wages that we must pay, our operating margins could be materially adversely impacted.

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

We are exposed to the risk of increasing environmental legislation and the broader impacts of climate change

With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, our business could be subject to increasing environmental responsibility and liability. For example, the countries in which we operate are considering implementing, or have implemented, schemes relating to the regulation of carbon emissions. As a result, there is a risk that the consumer demand for some of the energy sources supplied by our company may gradually reduce in the long term. The nature and extent of future regulation in the various jurisdictions in which our operations are situated is uncertain, but is expected to become more complex and stringent.

It is difficult to assess the impact of any such changes on our company. These schemes may result in increased costs to our operations that may not be able to be passed onto our customers and may have an adverse impact on prospects for growth of some businesses. To the extent such regimes (such as carbon emissions schemes or other carbon emissions regulations) become applicable to our operations (and the costs of such regulations are not able to be fully passed on to consumers), our financial performance may be impacted due to costs applied to carbon emissions and increased compliance costs.

Standards are set by these laws and regulations regarding certain aspects of environmental quality and reporting, provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where our operations are, or were, conducted. These laws and regulations may have a detrimental impact on the financial performance of our operations through increased compliance costs or otherwise. Any breach of these obligations, or even incidents relating to the environment that do not amount to a breach, could adversely affect our results of operations and our reputations and expose us to claims for financial compensation or adverse regulatory consequences.

Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our business and the markets in which we operate. In addition, customers’ requirements for our services may vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ demand for our services could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.

Additionally, changes in temperature and precipitation patterns associated with climate change may increase the energy consumption our infrastructure or cause service disruption due to extreme temperature waves, floods or extreme weather events. In addition, these changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, the company, and may have a negative impact on our results of operations.

Our ability to achieve our environmental, social and governance goals are subject to risks, many of which are outside of our control, and our reputation could be harmed if we fail to meet such goals

Companies across all industries are facing increasing scrutiny from stakeholders related to environmental, social and governance (“ESG”) matters, including practices and disclosures related to environmental stewardship; social responsibility; diversity, equity and inclusion; and workplace rights. Our ability to achieve our ESG goals and objectives and to accurately and transparently report our progress presents numerous operational, financial, legal and other risks. If we are unable to meet our ESG goals or evolving stakeholder expectations and industry standards, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, our reputation, and therefore our ability to conduct business in each of the countries we operate, could be negatively impacted.

In addition, in recent years, investor advocacy groups and certain institutional investors have placed increasing importance on ESG matters. If, as a result of their assessment of our ESG practices, certain investors are unsatisfied with our actions or progress, they may reconsider their investment in our company.

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

We also have collective agreements with our employees in certain of our business segments, which are also negotiated periodically. Although we consider that our relationship with unions is currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, situations that could result in the interruption or delay of our operations. Such interruptions or delays could have an adverse impact on our business, including on the cost of our projects and our ability to make timely delivery. Moreover, our operations may also be affected by labor unrest in the workforces of our clients, suppliers, sub-contractors or partners.

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

An increase in import duties and controls, supply shocks, or other restrictions on our obtaining instruments and equipment, may have a material adverse effect on our financial performance

Our future success depends in part on our ability to select and purchase high quality mechanical instruments and equipment at attractive prices. While we have historically been able to do so, such instruments and equipment may become subject to higher import taxes than currently apply. We cannot assure you that there will not be further increases in import taxes, changes in laws related to imports or the imposition of quotas by countries from which we import mechanical instruments and equipment, any of which could have a material adverse effect on our business. Additionally, particularly with the COVID-19 pandemic, supply shocks, including delays at ports has affected the cost, timely delivery and availability of certain machinery and spare parts, which may have an adverse effect on our business.

Furthermore, our and certain of our subsidiaries’ ability to pay our instrument or equipment suppliers from abroad could be affected by possible failure to obtain, on a timely basis, authorization from the Ministry of Justice pursuant to Law 30737 to make such payments. Law 30737 requires that companies such as our company and certain of our subsidiaries that have been partners of companies that have been, or whose officers or representatives have been, convicted of, or have admitted to, corruption, money-laundering or similar crimes, submit money transfers abroad to the Peruvian Ministry of Justice for pre-approval. We cannot assure you that any such approvals will be granted in a timely manner or at all, and such restrictions may limit our ability to purchase necessary instruments and equipment.

Debarment from participating in government bidding processes could have an adverse impact on our business and financial performance

As a result of the ongoing investigations against our company, UNNA Transporte and Cumbra, may temporarily face debarment from participating in government bidding processes or entering into new contracts with the Peruvian government. We cannot assure you that other subsidiaries may face similar debarment sanctions in the future.

The Peruvian State Contracting Law. Approximately 6.01%, 1.1%, and 5.6% of our E&C revenues for the 2019, 2020 and 2021 years, respectively, came from public-sector contracts in Peru. As of December 31, 2021, 4.7% of our backlog is comprised of contracts with the public sector, excluding government concessions. As a result, if we are debarred from participating in government bidding processes, our business and financial performance could be affected. To extent that economic conditions reduce private sector investments, being debarred from contracting with the Peruvian or other governments could further impact our company.

We may not be able to successfully expand outside of Peru

One of our long-term strategies has been to continue to expand our operations outside of Peru, particularly in Chile and Colombia. We cannot assure you that we will be able to replicate our success in Peru in other countries. Our international expansion is subject to additional challenges, including: our ability to assimilate cultural differences and practices; our limited familiarity with local laws, regulators and contractors; our ability to attract and manage foreign personnel; the absence of a local workforce formed in our corporate values and familiar with our operations; competition in foreign markets, including from industry players with significantly greater local experience and reputation; and other risks specific to these countries. Moreover, we may not be able to make equity investments when needed by our foreign operations, due to restrictions imposed by Law 30737 on our ability to transfer funds abroad without pre-approval of the Peruvian Ministry of Justice.

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

Additional Risks Related to our Infrastructure Business

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

We may not be successful in obtaining new concessions

The market for infrastructure concessions in the Latin America region is competitive. We compete with Peruvian and foreign companies for infrastructure concessions, some of whom may have greater financial and other resources or particular expertise pertinent to a specific concession. Additionally, our public-sector clients may face budget deficits that may prohibit the development of infrastructure concessions, which could affect our business. We may also not be able to obtain additional concessions if the government decides not to award new concessions, due to budget constraints or policy changes or because alternative financing mechanisms are used. Recently, the awarding of concessions and the use of public-private associations in Peru have stalled, due in part to concerns related to the corruption scandal surrounding Odebrecht and its potential effect on government officials in the country. In addition, we are temporarily unable to bid for or participate in new government concessions due to the settlement and cooperation agreement that we executed with Peruvian prosecutorial authorities. Our inability to bid for or obtain new concessions may adversely affect our business and financial performance.

Additional Risks Related to our Energy Business

A substantial or sustained decline in oil prices would adversely affect our financial performance

The revenues of our energy business depends upon prevailing prices for oil. Historically, oil prices and markets have been volatile and are likely to continue to be volatile in the future. Moreover, global oil prices have fluctuated significantly in recent years, with the average Brent crude prices increasing to US$66.00 per barrel in 2019. The price of oil dropped precipitously due in part to the COVID-19 pandemic as well as to disputes between OPEC members, to US$18.83 as of April 30, 2020. The price of oil recovered slowly during 2020 and early 2021, reaching US$48.93 as of December 31, 2020 and US$72.39 as of December 31, 2021. On March 31st 2022, the price of oil reached US$104.64 per barrel.

Oil is a commodity and its price is subject to wide fluctuations in response to relatively minor changes in supply and demand for oil, market uncertainty, and a variety of additional factors beyond our control. Those factors include, among others: global demand and supply; political developments in producing regions; weather conditions; governmental regulations; international conflicts and acts of terrorism; the price and availability of alternative sources of energy; and overall local and global economic conditions. Moreover, lower oil prices may not only decrease our revenues on a per unit basis but may also reduce the amount of oil we can produce economically, if any, and, as such, may have a negative impact on the reserves of the fields in which we operate. As result, our financial performance could be materially and adversely affected by declines in oil prices.

Our reserves estimates depend on many assumptions that may turn out to be inaccurate and are not subject to review by independent reserve auditors

The process of estimating oil and gas reserves is complex, although the fields where we produce oil and gas are mature (Block III for approximately 100 years, Block IV for approximately 95 years and Block V for over 50 years). In order to prepare our reserves estimates presented in this annual report, we must project production rates and timing of development expenditures as well as analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. Therefore, estimates of reserves are inherently imprecise. Moreover, our reserve estimates included in this annual report have been prepared internally by our team of engineers and have not been audited or reviewed by independent engineers. Future real production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable reserves will most likely vary from the estimates presented in this annual report, and those variances may be material. Any significant variance could materially affect the estimated reserves of the fields in which we operate.

Our license, service and operation contracts with Perupetro and Petroperu have expiration dates

We operate and extract oil and natural gas from Blocks III and IV under 30-year license agreements with Perupetro, which expire in April 2045. Additionally, we operate and extract oil and natural gas from Block V under a 30-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in October 2023. Our operations in Block I expired on December 26, 2021. The concession of Terminales del Peru for the operation of the north and central fuel terminals for PetroPeru have 20-year terms, providing storage. We cannot assure you that we will maintain these operations after the expiration of the contracts, on similar terms or at all, or that we will be able to cease the operation of such assets on favorable terms for the company.

We may not be able to finance our mandatory capital expenditure requirements in connection with our oil and gas operations

We operate and extract oil from Blocks III and IV under two license agreements with Perupetro. Pursuant to the license agreements, we have assumed mandatory investment commitments of 560 wells on both blocks. If we are not being able to fulfill our mandatory capital expenditures under our license agreements, our business and financial performance could be adversely affected. see “Item 4.B. Information on the Company—Business Overview—Energy.”

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

A decline in prices for minerals, oil and gas has had in the past, and could have in the future, a significant impact on our clients’ exploration and production activities and, as a result, on their demand for our engineering and construction services. Many of these sectors were adversely affected by the COVID-19 pandemic and governments’ extraordinary measures to limit the spread of the virus. Adverse developments in the end-markets served by our engineering and construction business could have a material adverse effect on our financial performance.

Decreases in capital investments by our clients may adversely affect the demand for our services

Our engineering and construction business is directly affected by changes in private-sector and, to a lesser extent, public-sector investments for large-scale infrastructure projects. In addition, our engineering and construction business is directly affected by the availability and cost of financings for these projects. In the markets where we operate, investments and financings for large-scale projects have historically been influenced by macroeconomic and other factors which are beyond our control, including in the case of public-sector investment or government spending levels. As a result, we cannot assure you that clients will not choose to limit or not undertake new projects or delay, suspend or cancel existing projects.

In 2019 Peru experienced an increase in the growth rate of 1.3% in private and public investment, in 2020 a decrease of 23.4%, and in 2021 an increase of 34.9%. In mid-March 2020, due to the COVID-19 pandemic and governments’ extraordinary measures to limit the spread of the virus, public and private sector investment in engineering and construction and infrastructure projects were stalled. Reductions in anticipated capital investments or available financing for large-scale projects could have a material adverse effect on our financial performance.

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

We may be unable to deliver our services in a timely manner

The success of our engineering and construction business depends on our ability to meet the standards and schedules required by our clients. Significant delays that prevent us from providing our services on agreed time frames could adversely affect our client relations and reputation. Delays may occur for a number of reasons, including: the COVID-19 pandemic and government measures to curb the spread of the virus; our inability to adequately foresee the needs of our clients; delays caused by our joint operation partners, subcontractors or suppliers; insufficient production capacity; equipment failure; shortage of qualified workers; changes to applicable regulations; and natural disasters. Failure to finish construction by the contractual completion date set forth in the contract could result in costs that reduce our projected profit margins, including a requirement to pay daily penalties and damages. If we are unable to meet deadlines, either due to internal problems or as a result of events over which we have no control, we may lose the trust of our clients and, therefore, experience a decrease in the demand for our services. In such event, our business and financial performance could be adversely affected.

Equipment that we need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing facilities and also our ability to complete development projects on scope, schedule and budget.

Equipment and spare parts may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand.

While supply chain disruptions that occurred globally in 2021 did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, (2) lockdowns and workforce disruptions caused by the ongoing COVID-19 pandemic, (3) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (4) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts.

Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.

We may not be able to obtain compensation for additional work or expenses incurred as a result of client-requested change orders

Clients often determine, after commencement of the project, to change various elements of the project. Some of our contracts may also require that clients provide us with design or engineering information or with equipment or materials or land rights to be used on the project. In some cases, the client may provide us with deficient design or engineering information or equipment or materials or may provide the information or equipment or materials or land rights to us later than required by the project schedule.

Our project contracts generally require the client to compensate us for additional work or expenses incurred due to client requested change orders or failure of the client to provide us with specified design or engineering information or equipment or materials or land. Under these circumstances, we generally negotiate with the client with respect to the amount of additional time required to make these changes and the compensation to be paid to us.

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

Moreover, under certain contracts, we may be obligated to maintain performance bonds during the course of litigation, significantly increasing the costs incurred as a result of a dispute. This also may expose us to the risk that a client may enforce the performance bond without regard to the merits of its claim which, in turn, may debilitate our negotiating position with the client and consequently impair our ability to favorably resolve the dispute. The enforcement of a performance bond by any of our clients may affect our ability to obtain new performance bonds for new projects.

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

Contract revenue and contract costs related to contracts are recognized in the company’s consolidated statement of income for the accounting periods in which the relevant work was executed. However, any expected or likely cost overruns that would exceed total expected revenue under the contract is recorded as an expense at the time of incurrence. In addition, any change in management’s estimates is reflected in contract revenue and contract cost for the period when such estimates are revised. Such adjustments could be material and could result in reduced profitability. In certain contracts, the terms of the agreement allow our customers to withhold certain amounts until construction is completed. Under these contracts, total collection from customers may not be realized until construction is completed.

While management believes that the estimates made pursuant to the percentage-of-completion method at the end of the 2021 year and prior years are reasonable and made in accordance with the above methodology, given the uncertainties associated with these types of contracts and inherent in the nature of some of the industries in which we operate, it is possible for actual costs to vary from estimates previously made, including due to changes in facts and circumstances, which may result in reductions or reversals of previously recorded profits.

Additional Risks Related to our Real Estate Business

We are exposed to risks associated with the development of real estate

Our real estate business is subject to the risks that generally affect the real estate industry, such as availability and prices of suitable land, environmental and zoning regulations, interruptions in supply and volatility of the prices of construction materials and equipment, and changes in the demand for real estate. Our real estate business is specifically affected by the following risks: macroeconomic conditions in Peru that may impact the growth of the real estate sector as a whole, particularly in the residential market, including an increase in unemployment or a decrease in wage levels; an increase in prevailing interest rates or lack of available credit; changes in government subsidies for affordable housing; unfavorable real estate market conditions, such as an oversupply of residential units or scarcity of suitable land in particular areas; the level of customer interest in our new projects or the sales price per unit necessary to sell the unit may be lower than expected; customer perception of the security, convenience and attractiveness of our projects and the areas in which they are located; cost overruns, many of which may be beyond our control, that exceed our estimates and affect our profit margins, including the price of labor, land, insurance, taxes and public charges; the construction and sale of units may not be completed on schedule; bankruptcy or significant financial difficulties of large industry players, which cause a loss of confidence in the industry; limitations when contracting with government entities; and restrictions on real estate development imposed by local, regional and national authorities which may render restrictive laws and regulations. Recently, real estate sales have slowed significantly due to the COVID-19 pandemic. For example, governmental measures aimed at containing the spread of COVID-19 imposed restrictions and safety protocols which reduced productivity and delayed construction. To a lesser extent, the real estate business has also been negative impacted by modifications by the government to a program (Bono de Buen Pagador) that encourages social interest housing sales and access to credit. Any of the above events may have a material adverse effect on our business and financial performance.

Real estate prices may decline

Real estate prices in Peru have generally risen over the last decade, supported by a higher demand for housing. Although due to a shortage of housing, real estate prices are expected to continue to rise in the coming years, they are not expected to grow at the same rate, and we cannot assure you that they will rise at all. In particular, real estate prices in Peru may decline due to political conflict, the ongoing COVID-19 pandemic and government measures to contain the spread of the virus, rise in interest rates, and lack of subsidies from the government. If real estate prices decline significantly, our business and financial performance could be materially and adversely affected.

Our business may be adversely affected if we are not able to obtain the necessary licenses and/or authorizations for our developments on a timely basis

Real estate development requires obtaining certain licenses, authorizations and registrations. In Peru, municipal authorities are responsible for issuing most of the licenses that are required during the development stage, including zoning, demolition, construction and conformity (conformidad de obra) licenses, among others. As of December 31, 2021, we have approximately six real estate projects in various stages of development. For some of these projects, we have not yet initiated administrative proceedings with the appropriate authorities, or such proceedings are pending approval. A denial or an extended delay in issuing licenses, authorizations or registrations, or an extended delay by municipal authorities in approving licensing procedures, may render land unsuitable for development, delay the completion of planned projects, increase our costs or otherwise negatively impact the pricing of projects and adversely affect our business and financial performance.

The current political situation in Peru, and the economic uncertainty that may result, could adversely affect the ability or willingness of prospective buyers to purchase real estate properties. The scarcity of financing, an increase in interest rates or an increase in the security required by financial institutions as collateral may adversely affect the ability or willingness of prospective buyers to purchase our real estate properties. In most cases, the purchasers of our residential or commercial properties finance at least part of the purchase price with mortgage loans. On the other hand, in 2019, 2020 and 2021, approximately 93%, 91% and 92% respectively, of our residential units were sold to purchasers who received government subsidies to finance the purchase of homes. An increase in interest rates, whether as a result of market conditions or government action, may cause a decrease in the demand for our residential and commercial properties and for land development. An increase in interest rates could also increase our own financing costs, which may, in turn, increase the sale price of our projects and adversely affect our business and financial performance.

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

Moreover, investigations against former or current government officials relating to bribery payments made by Odebrecht have, and may continue to, result in political uncertainty in Peru. In March 2018, President Pedro Pablo Kuczynski presented his resignation, due to allegations of corruption for vote-buying in connection with the impeachment proceeding against him, and his first vice president, Martín Vizcarra, was sworn in as acting president. In September 2019, the executive branch, invoking article 134 of the constitution, dissolved Congress and called for new legislative elections which were held in January 2020. Following these elections, the Peruvian executive and legislative branches have been at odds over several important economic and social measures, including initiatives to address the economic and social impact of the COVID-19 pandemic on Peru. In November 2020, Congress impeached and removed from power Mr. Vizcarra and appointed Manuel Merino as President, who in turn resigned five days after his appointment as was replaced by Francisco Sagasti. Criminal investigations have been initiated against former presidents Alejandro Toledo, Ollanta Humala, Alan García, Pedro Pablo Kuczynski and Martín Vizcarra. On April 17, 2019, former President Alan García committed suicide as prosecutors were preparing to detain him over matters relating to criminal investigations. Several corruption scandals regarding authorities at municipal, regional and national government levels are also ongoing, and former government officials have been detained. These corruption investigations resulted in lower investments in large projects.

Peru’s general elections to elect the president and all congressional members for 2021-2026 were held on April 11, 2021. As a result, the candidates for president, Mr. José Pedro Castillo Terrones and Mrs. Keiko Sofia Fujimori Higuchi obtained the highest number of votes but no outright majority, giving place to a ballotage presidential run-off that was held on June 6, 2021, with Mr. Castillo resulting elected as the new President.

The President has faced challenges in aligning initiatives with, and obtaining support from, Congress, in which no political party has achieved clear majority and which is highly fragmented. In addition, the President has faced two motions of impeachment after less than one year in office. Moreover, we cannot assure you whether the Peruvian government will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and stability. Mr. Castillo has made multiple public remarks in favor of expanding the state’s presence. We cannot assure you that measures negatively impacting private investment, such as higher taxation or exchange controls, will not be implemented.

Uncertainty derived from the current political situation may cause clients to postpone investment decisions or may disrupt Peruvian markets which, in turn, could have a significant negative effect on our business. The political instability caused by these events could also affect macroeconomic conditions in the country, including currency volatility, as well as have a negative effect on our business.

Fluctuations in the value of Peruvian sol could adversely affect financial performance

Fluctuations in the value of the sol relative to the U.S. dollar could adversely affect Peru’s economy. In addition, fluctuations in the value of the sol to the U.S. dollar can materially adversely affect our results of operations.

In 2019, 54% and 35% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 64% and 21% of our costs of sales were denominated in soles and U.S. dollars, respectively. In 2020, 31.4% and 51.4% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 49.2% and 31.5% of our costs of sales were denominated in soles and U.S. dollars, respectively. In 2021, 40.3% and 44.7% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 63.0% and 19.6% of our costs of sales were denominated in soles and U.S. dollars, respectively. In the past the exchange rate between the sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition and results of operations.

In addition, although Peruvian law currently imposes no restrictions on the ability to convert soles to foreign currency, in the past, Peru imposed exchange controls, including controls affecting the remittance of dividends to foreign investors. We cannot assure you that exchange controls in Peru will not be implemented in the future. The imposition of exchange controls could have an adverse effect on the economy and on your ability to receive dividends from us as a holder of ADSs.

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

As a result of reforms initiated in the 1990s, Peruvian inflation decreased significantly from four-digit inflation during the 1980s. The Peruvian economy experienced annual inflation of 1.9% in 2019 and 2.2% in 2020, as measured by the Peruvian Consumer Price Index (Índice de Precios al Consumidor del Peru). Nonetheless, in 2021 the inflation rate rose to 6.4%, a 30-year peak, due mostly to global supply chain issues and the recovery of global demand.

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

Earthquakes, severe weather and other natural disasters could adversely affect our business and financial performance

Peru is located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severally damaging the region south of Lima. Such conditions may result in physical damage to our properties and equipment, closure of one or more of our project sites and infrastructure concessions, inadequate work forces in our markets and temporary disruptions in the supply of construction materials. In addition, Peru has also experienced adverse climate conditions (due to climate change or otherwise) and adverse weather patterns, such as El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and potentially flooding in certain areas of Peru, on the one hand, and simultaneous draughts in the southern Andean region of the country, on the other hand. Poor weather conditions can have significant adverse effects on our engineering and construction activities as well as on our operation and maintenance of infrastructure assets business. Any of these factors may materially adversely affect the Peruvian economy and our business and financial performance.

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

Risks Related to Chile, Colombia and other Latin American Countries

We face risks related to our operations outside of Peru

Latin American economic, political and social conditions may adversely affect our business. Our financial performance may be significantly affected not only by general economic, political and social conditions in Peru but also in other markets where we operate or intend to operate, including Chile and Colombia. During 2019, 2020 and 2021, approximately 15.4%, 20.1% and 17.1%, respectively, of our revenues on a consolidated basis derived from operations outside of Peru.

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

In addition, beginning in October 2019, Chile has suffered from widespread social unrest and vandalism that has had a significant economic and political impact on the country. The protests began over the government’s announcement of an increase in subway fares in Santiago and quickly grew into broader unrest over economic inequality, including claims about transportation costs, funding for education, health care costs, and pension amounts, among others. The Chilean government imposed a state of emergency and nighttime curfews in Santiago and other cities; however, protests and violence continued. The Chilean government took a series of social and economic measures to tackle the issues at the heart of the unrest and the Chilean congress convened a plebiscite initially to be held in March 2020, which was rescheduled to October 25, 2020 as a result of the COVID-19 pandemic, to determine whether constitutional amendments should be implemented. By democratic majority, the Chilean constituents to the plebiscite voted to amend the Chilean Constitution. The new Chilean Constitution will be drafted by a constitutional convention whose members were elected in May 2021 and a new plebiscite to approve the new constitution that the constitutional convention will draft is currently expected to take place in September 2022. The new constitution may contain changes that generate uncertainty and potential instability. In addition, in December 2021, Mr. Gabriel Boric Font was elected as the new President of Chile. We cannot assure you whether the newly-elected Chilean government will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and stability.

Beginning in November 2019 and more recently in 2021, Colombia has experienced civic unrest, including a national strike and anti-government protests. Demonstrators in the country, protesting for several reasons, including opposing certain economic and political reforms proposed by the administration of President Duque (including those intended to address the negative effects on the Colombian economy caused by the COVID-19 pandemic), public corruption, and the implementation of the peace agreement between Colombia and the guerrilla Fuerzas Armadas Revolucionarias de Colombia (FARC). In addition, protestors have demanded reforms related to pensions, access to education, environmental protection and inequality, among others. We cannot predict the policies that will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance. Our Colombian operations could be adversely impacted by rapidly changing economic, political and social conditions in Colombia and by the Colombian government’s response to such conditions. Presidential elections will be held on May 29, 2022 and the polls indicate that the two leading candidates for a run-off are likely to be Gustavo Petro and Federico Gutierrez. Gustavo Petro has announced plans to increase government intervention, reduce oil production and impose higher taxes on oil companies, measures that could adversely affect the economy and potentially impact our business and financial performance.

Risks Related to our ADSs

We have identified a material weakness in our internal control over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs

Based on the assessment of our internal control over financial reporting as of December 31, 2021, as required by Section 404 of the U.S. Sarbanes Oxley Act of 2002 (“SOX”), management has concluded that, as of such date, our internal control over financial reporting was not effective at the reasonable assurance level due to control deficiencies that constituted a material weakness. The material weakness consisted of deficiencies in the operational effectiveness of controls over SOX compliance related to: (1) controls for the assurance of the completeness and accuracy of key reports, and (2) application of control self-assessment by control owners.

The material weakness described above did not result in adjustments to our annual consolidated financial statements. However, this material weakness could result in misstatements in our financial results and disclosures, which could result in a material misstatement to our annual consolidated financial statements not being prevented or detected. Because of the material weakness, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2021, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

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

On November 2, 2020, the general shareholders’ meeting of the company approved a financial plan that included (i) the issuance by the company of convertible bonds in an amount up to US$90 million and (ii) the issuance of corporate bonds in an amount up to US$350 million. On August 13, 2021, AENZA issued bonds convertible into common shares. The total principal amount of the convertible bonds was US$89.9 million. The bonds mature in February 2024, bear interest at a rate of 8%, and are payable quarterly. Pursuant to the terms and conditions of the convertible bonds, they may be converted into shares as of the sixth month from the date of issuance. In accordance with the terms and conditions of the convertible bonds, holders of convertible bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022 we issued 37,801,073 new common shares. Additionally, on March 31, 2022, holders of convertible bonds, in a principal amount equivalent to US$79 million exercised their conversion rights and we issued for an additional 287,261,051 new common shares. After these conversions, the convertible bonds have been fully cancelled.

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

AENZA, formerly known as Graña y Montero S.A.A., has 88 years of recognized operational excellence and significant international experience. Originally founded in Peru, the company currently has operations in three countries (Peru, Chile and Colombia). The company’s purpose is to transform realities and living conditions by promoting sustainable and responsible development and facilitating citizen well-being. AENZA has four separate businesses: infrastructure, energy, engineering and construction, and real estate, with leading positions and best-in-class assets throughout its portfolio. In the near future, AENZA aspires to strengthen its business units and to own and operate infrastructure assets throughout the region, with the goal of becoming a leading infrastructure development platform in Latin America.

The history of the company dates back to 1933, and the company has been listed on the Lima Stock Exchange since 1997 and on the New York Stock Exchange since 2013:

●	The company traces its origins to its original predecessor, GRAMONVEL, which was founded more than 88 years ago.

●	We expanded our operations internationally in 1943 with our contract to build a Nestle factory in Venezuela.

●	In 1948, we began one of our largest projects since our founding—the construction of the city of Talara for the International Petroleum Company, which was completed in 1957.

●	In 1949, GRAMONVEL merged with Morris y Montero to form Graña y Montero Contratistas Generales S.A. (now Cumbra, our engineering and construction subsidiary), expanding its service offerings and increasing its capacity to undertake large-scale infrastructure projects.

●	In 1983, we began a diversification strategy by developing complementary lines of business. In 1984, we founded UNNA Energía, our oil and gas subsidiary. In 1985, we partnered with Sonda S.A. (a Chilean IT services company) to form GMD S.A. (“GMD”), our IT services subsidiary. Beginning in 1987, we founded our real estate development business, which currently operates under Viva, which was incorporated in 2008.

●	In 1996, we reorganized our subsidiaries and founded Graña y Montero S.A.A., which became the principal shareholder of all our subsidiaries. In 1997, we listed our company on the Lima Stock Exchange.

●	In 1998, our company built Larcomar, a landmark shopping center in Lima that has become a popular tourist destination, which we sold in 2010.

●	In 2003, 2006 and 2007, we were awarded the concessions for the construction, operation and maintenance of the Norvial, Canchaque and Survial toll roads, respectively.

●	In 2007, we also developed the first large-scale affordable housing project in Lima, consisting of 3,400 apartment units and located in the district of El Agustino.

●	In 2012, we began operating the Lima Metro.

●	In July 2013, we listed our company on the NYSE.

●	In 2012 and 2013, we acquired 74.0% and 6.4%, respectively, of Ingeniería y Construcción Vial y Vives S.A. (“Vial y Vives”), an engineering and construction company specializing in the Chilean mining sector. In August 2013, we acquired 86.0% of DSD Construcciones y Montajes S.A. (“DSD Construcciones y Montajes”), a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sectors in Chile and Latin America. In July 2014, our subsidiary Vial y Vives merged with DSD Construcciones y Montajes to form Vial y Vives-DSD S.A. (“Vial y Vives-DSD”), through our subsidiary GyM Chile SpA, we hold an 86.2% interest in Vial y Vives-DSD. As of the date of this annual report, we hold a 94.5% interest in Vial y Vives-DSD.

●	In December 2014, our subsidiary Cumbra acquired 70% of the share capital of Morelco, a Colombian engineering and construction company specialized in the oil and gas and other energy sectors.

●	In April 2015, UNNA Energía started operations of its hydrocarbon extraction services in Blocks III and IV for Perupetro, in the provinces of Talara and Paita in northern Peru.

●	In 2020, Lima Airport Partners awarded our company, as a member of the Inti Punku Consortium, with a contract for the construction of the second runway of the Jorge Chávez International Airport.

●	In November 2020, the annual shareholders’ meeting of the company approved the change of the company’s name from Graña y Montero S.A.A. to AENZA S.A.A., and, effective November 12, 2020, our common shares and ADSs became tradeable on the Lima Stock Exchange and the NYSE, under the ticker symbols “AENZ” and “AENZAC1”, respectively. We have also re-named certain of our subsidiaries.

●	In May 2021, the company entered into a settlement and cooperation agreement (Acuerdo Preparatorio de Colaboración Eficaz y Beneficios) with Peruvian prosecutorial authorities, setting the amount of S/321.9 million plus US$41.1 million for civil reparations. Judicial approval of the agreement is pending.

●	In August 2021, IG4 Capital Infrastructure Investments LP successfully concluded its public tender over the company’s shares and ADSs, becoming a significant shareholder of the company. A new, diverse Board of Directors has been elected, and a new CEO, with 25 years of experience in infrastructure and capital-intensive industries, has been appointed. The newly appointed board and CEO are undertaking a turnaround process of the company.

●	In August 2021, we issued bonds convertible into common shares, raising US$89.9 million in proceeds.

●	In September 2021, Cumbra, as a member of the Inti Punku consortium, was awarded with a contract for the construction for the expansion of Lima’s airport passenger terminal. This is the second mayor project that we have with our client Lima Airport Partners.

●	In March 2022, we entered into a bridge loan agreement for up to US$120 million.

AENZA is a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. Our principal executive office is located at Avenida Petit Thuars 4957, Miraflores, Lima, Peru, and our main telephone number is +511-213-6565. Our website address is www.aenza.com.pe. Information contained on, or accessible through, our website is not incorporated in this annual report, and you should not consider any such information part of this annual report. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

For information on our organizational structure, see “Item 4.C. Information on the Company – Organizational Structure.”

For information on our capital expenditures and divestitures, see “Item 5.B. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

Overview

We have a diversified portfolio of business units that includes a leading infrastructure management and development platform in Peru, one of the largest engineering and construction company in Peru with a presence in Colombia and Chile, one of the real estate leaders in the affordable housing market in Peru, and one of the top oil and gas companies in Peru.

The tables below show our backlog, revenues and EBITDA from 2019 to 2021.

During 2021, we generated revenues of S/3,946.5 million (US$987.1 million), EBITDA of S/399.5 million (US$99.9 million), and net loss of S/153.2 million (US$38.3 million) including net loss attributable to controlling interest of S/36.1 million (US$9.0 million).

Our Strengths

We believe our company’s strengths provide us with significant competitive advantages. Our principal strengths include the following:

Leading Presence with a Strong Legacy

We are a leader in the infrastructure sector in Peru, with a diversified and difficult-to-replicate portfolio of best-in-class assets and an attractive growth strategy. We are also the largest construction company in Peru, with more than 88 years of operations and a long-standing track record for operational excellence. We have completed some of the most complex and large-scale infrastructure projects in the country, and we believe we are an integral part of Peru’s ongoing transformation with projects that contribute to the overall economic development of the country. We believe our expertise, track record, scale and operational capabilities in Peru position us to take advantage of the country’s long-term favorable economic conditions and growth opportunities. We are also a niche leader in the real estate sector, focusing primarily on the affordable housing market, and one of the largest oil and gas producer and operator in Peru, with long-term contracts and limited exploration risks.

Well-Positioned in Strategic Locations

With presence in Peru, Chile and Colombia, we are strategically located in Latin American countries known for their business friendly policies, with relative macroeconomic stability and among the highest sustained growth rates in the region. We are well-positioned to capitalize upon the significant infrastructure deficit and other business opportunities in Latin America.

Best-in-class Corporate Governance

We have a newly appointed Board of Directors, who are fully committed with the highest standards of ethics and transparency. The diversity of its members, including Peruvian, Chilean, Brazilian and Spanish citizens, is a sign of the company’s strategic interest in international growth. Our board includes representatives of our largest shareholders as well three independent directors. Also, the new board includes a female member for the first time in our history. In addition, the board has approved a change in its organization, which will now consist of four committees, that will allow for a comprehensive corporate oversight: the Audit and Compliance Committee; the Talent Committee; the Finance, Risks, and Investments Committee; and the Environmental, Social and Governance Committee, which demonstrates the company’s commitment to ESG.

Highly Experienced Management, Talented Engineers and Skilled Workforce, with Shared Core Corporate Values

The new Board of Directors has approved the appointment of our new CEO, Mr. Andre Mastrobuono, with demonstrated experience turning around companies across the region in the infrastructure, oil and gas, real estate and other industries. Mr. Mastrobuono has overseen several companies undergoing trasnformations and he has successfully led their restructuring processes.

Our management has implemented a new corporate structure organized by processes, focusing on risk management and synergy generation within the framework of a culture of accountability. In addition, we motivate our management through performance-based compensation, which align their interests with those of our shareholders. In addition, through our efforts to attract, train and retain our workforce, we have built a talented team of employees, including more than 1,600 engineers. We also have access to a network of approximately 117,000 manual laborers throughout Peru that can supplement our workforce when required by our construction pipeline. Thanks to our extensive and talented team, we have the capability and scale to undertake large and complex projects in Peru and elsewhere.

We have developed a strong corporate culture based on principles of high quality, professionalism, reliability and efficiency, as well as compliance and risk management. We safeguard the health and safety of our collaborators and of all the persons participating in our operations and services. To that end, we provide safe work conditions, we manage risks in a timely manner and we promote a culture of prevention, starting from the leadership and commitment of our senior management. In 2021, we had an accident incidence rate of 0.29%, calculated over 200,000 hours worked.

Significant Backlog

Our backlog amounted to US$1,285 million as of December 31, 2021. We believe that our backlog, which as of December 31, 2021 represented approximately 1.3x of our related 2021 revenues, provides visibility as to our potential for growth in the coming years, although backlog may not always be an accurate indicator of future revenues. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.” Moreover, we believe our backlog is strategically targeted to our key end-markets such as mining, infrastructure, power, energy and real estate. Approximately 69.1% of our backlog across our segments as of December 31, 2021 is comprised of contracts with the private sector. Furthermore, we continuously evaluate bidding on contracts arising from the significant ongoing private and public investments in Latin America.

Our Strategies

Our overall strategy is to strengthen our business units, with the goal of becoming one of the leading Latin American infrastructure development platforms. We recognize that Peru, as well as the rest of Latin America, faces a significant infrastructure deficit that limits the overall growth of the region. We believe that Latin American governments also recognize this deficiency and will seek to invest heavily in this sector over the next years, a situation we expect will provide important growth opportunities for our company.

Considering the high entry barriers that the infrastructure business entails, the company´s plan is to build on top of its leadership as an infrastructure company in Peru, expanding its business to nearby countries like Chile, Colombia, and Brazil, through new concessions and public-private partnerships (“PPPs”), while also considering the possibility of inorganic growth through the acquisition of concessions and PPPs from third parties. To achieve this, we intend to participate in new tenders and acquisitions in Peru and other countries in the region, including Chile, Colombia and Brazil, with the goal of creating one of the largest regional platform for the development of infrastructure projects.

In addition, as part of our strategy for the next years, we will also enhance our other business units. Our Real Estate business will seek to grow in the affordable housing sector. Our Engineering and Construction business will work to consolidate its position in Chile and Colombia and continue to strengthen its focus in Peru, while we explore options for a strategic partnership. In our Energy business we will continue to deliver refined hydrocarbons from the terminals that we operate, and we will seek to advance production from Blocks III and IV and our gas plant in Talara.

Our strategy for the next years is to focus on the following initiatives:

●	full and timely compliance with our legal and civil commitments to the Peruvian public prosecutor (fiscalía) and the Peruvian attorney general (procuraduria), including payment of civil reparations and/or fines according to the schedule agreed with these two institutions;

●	enhanced our compliance best practices, such as the continued strengthening of a strong compliance structure, policies, procedures and training in line with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption and anti-money laundering rules and regulations, supported by the redesign and implementation of new committee structures;

●	strengthening the company’s corporate governance structure with best practices, including changes to the organization of our Board of Directors, which now consist of four committees, that will allow for a comprehensive corporate oversight and demonstrate the company's commitment to the highest corporate governance standards; and

●	financial restructuring, including the restructuring of project finance and other long-term debt, the increase of capital of certain subsidiaries and the issuance of long-term bonds in the local and international capital markets.

Infrastructure

We are an important toll road concessionaire in Peru, operating three toll roads. Moreover, we are the concessionaire for the Lima Metro, the largest mass-transit rail system in Peru, and a waste water treatment plant. Also, we provide services to maintain and operate different infrastructure projects.

The table below sets forth selected financial information for our Infrastructure business segment. This segment includes Norvial, Survial, Canchaque, Vesur, UNNA Transporte, Line 1 of the Lima Metro and La Chira.

	As of and for the year ended December 31,
	2019		2020		2021		2021
	(in millions of S/, except as indicated)						(in millions of US$)(1)
Revenues	1,034.7		815.4		867.9		217.1
Net profit	59.2		(35.5)		69.8		17.5
Net profit attributable to controlling interests	33.2		(42.8)		48.3		12.1
EBITDA	174.7		99.2		194.7		48.7
EBITDA margin	16.9%		12.2%		22.4%		22.4%
Backlog (in millions of US$)(2)	553.9		492.4		445.8		445.8
Backlog/revenues ratio(2)	1.8	x	2.2	x	2.1	x	2.1	x

(1)	Calculated based on an exchange rate of S/ 3.998 to US$1.00 as of December 31, 2021.
(2)	For more information on our backlog, see “—Backlog.” Does not include our Norvial toll road concession. Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. Includes revenues only for businesses included in backlog.

Our strategy is to build on top of our leadership as an infrastructure company in Peru, expanding our business to nearby countries such as Chile, Colombia and Brazil. We will look to grow both organically and also inorganically, via the acquisition of existing assets across the region, to become a leading infrastructure development platform in the region. Considering the significant infrastructure deficit in Latin America, the high entry barriers that the infrastructure business entails, our acquired know-how, and the synergy between the concessions and our in-house operating and maintenance company, we are well-positioned to take advantage of opportunities and expand our current geographical footprint. The following table shows selected information about our current concessions and long-term contracts as of December 31, 2021.

Project	Year Granted	Initiated Operations	Expiration	Characteristics	% Owned by Us	Status
Toll Roads:
Norvial(1)	2003	2003	2028	183 km	67.0%	Operating
Survial	2007	2008	2032	750 km	99.9%	Operating
Canchaque	2006	2010	2025	78 km	99.9%	Operating
Mass Transit:
Lima Metro	2011	2012	2041	33.1 km	75.0%	Operating
Water Treatment:
La Chira	2010	2016	2037	Avg. treatment capacity of 6.3 m3/sec (expected)	50.0%	Operating

(1)	In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. Our company continues to hold 67% of voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns 16.80% and Inversiones en Infraestructura Peru SAC owns 16.20%.

Additionally, the Chavimochic concession was awarded in 2013 for the design, construction, operation and maintenance of major hydraulic works in northern Peru. Affiliates of Odebrecht own 73.5% of the Chavimochic consortium, with the remaining 26.5% stake held by us. The second phase of the hydraulic works project has not begun as a result of the government’s failure to deliver the required lands for the project. We understand that Peruvian prosecutors had initiated an investigation with respect to the Chavimochic project. Neither the company nor any of its affiliates or personnel were subject to investigation and therefore we have limited information. However, we understand that the Chavimochic investigation has subsequently been closed without any further action. The project has not been operational since 2017, and parties, without our participation, are currently in discussions with the Peruvian government in relation to the future of the project.

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

Our Infrastructure segment currently has three toll road concessions through our subsidiaries Norvial, Survial and Canchaque. All three toll roads are currently in operation and we have the authorizations, permits and licenses necessary to fulfill our obligations under each concession, including releases of rights of way. All of our toll road concessions have utilized the construction services of our E&C segment and the roads are currently operated and maintained by our subsidiary UNNA Transporte. The table below sets forth selected financial information relating to our toll roads.

	For the year ended December 31,
	2019	2020	2021	2021
	(in millions of S/)			(in millions of US$)(1)
Revenues	324.2	206.4	256.8	64.2
EBITDA	94.6	78.0	118.2	29.6
EBITDA margin	29.2%	37.8%	46.0%	46.0%

(1)	Calculated based on an exchange rate of S/3.998 to US$1.00 as of December 31, 2021.

The charts below set forth the breakdown of our revenues and EBITDA from our toll road concessions for 2021.

Norvial

Under our Norvial concession, we operate and maintain part of the only major highway that connects Lima to the northwest of Peru. This 183-km road, known as Red Vial 5, runs from the cities of Ancón to Pativilca and has three toll stations. The concession was awarded to Norvial in 2003 for a 25-year term. In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. Our company continues to possess 67% of voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns 16.80% and Inversiones en Infraestructura Peru SAC owns 16.20%.

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

Unlike other toll roads in Peru, Norvial charges toll fees in both directions. Our road is highly transited both by heavy vehicles, primarily for the purpose of transporting goods, and also by passenger vehicles, which typically use the road to access tourist destinations. In June 2018, we signed an investment agreement with BCI Peru to monetize future dividends of Norvial. The amount of the transaction was US$42.3 million, the proceeds of which were applied to the reduction of indebtedness related to GSP. In May 2020, the Peruvian Congress suspended the payment of tolls on roads during the initial period of COVID-19 quarantine. Although the Peruvian Constitutional Court struck down the statute effective June 30, 2020, we have yet to collect compensation for tolls which were suspended during that period. The following table sets forth average daily traffic volume and average toll fees charged for vehicle equivalents in respect to the Norvial toll road concession for 2019, 2020 and 2021.

	For the year ended December 31,
	2019	2020	2021
Average daily traffic by vehicle equivalents (1)	26.835	24.072	31.260
Average toll fee charged for vehicle equivalents (in S/)	15.45	15.86	16.09

(1)	Each automobile is counted as one equivalent vehicle and commercial vehicles (such as trucks or buses) represent the number of equivalent vehicles equal to the ratio between the toll rate applicable to commercial vehicles and that which is applicable to one automobile.

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

Our revenue from this concession consists of an annual fee paid to Survial by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of maintenance required due to road damages. In 2019, 2020 and 2021, the fee amounted to US$9.8 million (S/32.4 million), US$16.2 million (S/58.6 million), and US$8.5 million (S/34.1 million), respectively. Our revenue in this concession does not depend on traffic volume.

Additional revenues of the concession are generated from the execution of additional works, work we perform as a result of catastrophic events and emergency maintenance. These revenues are billed when approval is received from the grantor and/or the regulator of the work in progress. In 2019, 2020 and 2021, the additional revenues amounted to US$2.0 million (S/6.6 million), US$0.6 million (S/2.1 million) and US$0.3 million (S/1.0 million), respectively.

Canchaque

Under our Canchaque concession, we operate and maintain a 78 km road from the towns of Buenos Aires to Canchaque, in Peru. The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15- year term. We own 99.96% of Canchaque. Our obligations under the concession include the construction of the road, which was completed in 2009. Our revenue from this concession consists of an annual fee paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of road maintenance required due to road wear and tear. In 2019, 2020 and 2021, the fee amounted to US$2.7 million (S/8.8 million), US$1.6 million (S/5.6 million), and US$1.4 million (S/5.6 million), respectively. Our revenue in this concession does not depend on traffic volume.

Additional revenues of the concession are generated from the execution of additional works, work we perform as a result of catastrophic events and emergency maintenance. These revenues are billed when approval is received from the grantor and/or the regulator of the work in progress. In 2019, 2020 and 2021, the additional revenues amounted to US$1.1 million (S/3.7 million), US$0.4 million (S/1.6 million) and US$3.5 million (S/14.1 million), respectively.

Concesionaria Vía Expresa Sur S.A. (“Vesur”)

In 2012 we were awarded, and in 2013 we signed the contract for, a 40-year concession for the 4.6 km Vía Expresa Sur, one of the main roads in Lima, which crosses the city from north to south. The road is intended to connect downtown Lima to Panamericana Sur, a highway that runs from Ecuador to Chile. Our estimate of the total investment under the concession, as submitted in our bid, was approximately US$200 million (S/672 million). Such investment was intended to be made during the construction phase, which was originally expected to be completed in 2018. The beginning of the construction phase remains subject to expropriation by the government of the land necessary for the construction of the road.

In June of 2017, we signed an initial and additional acts of suspension of the concession with the Municipality of Lima to hold the responsibilities of the government, on the one hand, and the concessionaire, on the other hand, with respect to the concession. Under these act, the concessionaire continues to act as custodian of certain assets of which it had taken possession and continues to maintain certain performance guaranties in connection with the concession. After several extensions, on May 13, 2021, the Municipality of Lima and the Concessionaire, with the participation of AENZA and the Procuraduría Ad Hoc of the Odebrecht case, executed a memorandum of understanding, in which, among other aspects (i) commit to agree on the terms of an early termination of the concession agreement, and to formalize the necessary extensions to the Initial Act of Suspension required until such early termination is executed, and (ii) Vesur commits to relinquish any payment or compensation related to the early termination of the concession agreement. The early termination of the concession agreement is expected to be formalized within three months after the acuerdo de colaboración eficaz is approved by Peruvian judicial authorities.

Mass Transit

In 2011, we were awarded a 30-year concession for the operation of Line 1 of the Lima Metro, Peru’s only urban railway system. The concession was awarded to our subsidiary Línea 1, in which we hold a 75% ownership interest, with the other 25% being held by Ferrovías Participaciones S.A. Our obligations under the contract include: (i) the operation and maintenance of the five trains provided by the government; (ii) the acquisition of 19 new trains on behalf of the Peruvian government, which will be the legal owner of such trains; (iii) the operation and maintenance of the 19 new trains (24 trains in the aggregate); and (iv) the design and construction of the railway maintenance and repair yard, which was built by our E&C segment. The construction of the second stretch of Line 1 was completed in July 2014, and started operations on July 25, 2014.

We entered into the fourth addendum to the Lima Metro concession contract on July 11, 2016, in order to expand the transportation capacity of Line 1. In accordance with the fourth addendum, the expansion project involves: (i) the purchase of 20 new trains with five-car from Alstom; (ii) the purchase of 39 new cars from Alstom, to be coupled with the 19 existing Alstom trains and the 20 new Alstom trains, resulting in a consolidated fleet of 39 Alstom trains with a six-car configuration; and (iii) the expansion and improvement of the existing infrastructure, including revamping and improvement of five stations, improvements in the electrical systems, a new access route to the maintenance workshop and new switches on the main track. The construction of the expansion of the infrastructure was carried out by our E&C segment and completed by the end of 2018, with the additional trains and rail cars delivered by the end of 2019.

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

The map below shows the route of Line 1.

During 2021, Línea 1 had spent a total of S/ 50.6 million (US$12.6 million) in capital expenditures in connection with the Lima Metro.

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

As of December 31, 2021, we operated 44 trains (including four backup trains), which we expect to enable us to travel 4,811,779.65 kilometers per year. The average frequency of the trains is 3 to 10 minutes, depending on the schedule and the price per kilometer traveled is, for our original 24 trains, S/ 85.27, and for our 20 newer trains, S/ 55.69.

Pursuant to the concession, we must comply with certain requirements in the operation of the trains. According to the concession, at least 95% of our trains must be running and available for use and not less than 85% of our trains that are available for use must arrive to destination on scheduled time. The table below shows our monthly average results during 2021.

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

La Chira’s total investment in the concession was S/250 million (US$74.4 million). La Chira is entitled to collect (i) an annual payment for the investment made in the construction of the project for an amount of S/24.2 million (approximately US$7.1 million), and (ii) and annual payment for the operation and maintenance of the project for an amount of S/6.8 million. These fees are paid by Sedapal S.A., the public utility company responsible for the supervision of the water service in Lima, for a period of 25 years. We funded our construction costs related to La Chira through the sale of government certificates to financial institutions, and, as a result, will not receive future cash flows from item (i). See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Infrastructure.” A joint operation in which our E&C segment participated in the construction of the waste water treatment plant.

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

Our revenue in the operation and maintenance of infrastructure assets is generated either from fees we charge to Norvial, Survial, Canchaque, Chinchaypujio and the Line 1 to operate and maintain our concessions or from government payments through maintenance service contracts we have been awarded. As depicted in the chart below, we operate and maintain 1,592.8 km of Peruvian roads and highways, including our own highway concessions, in addition to the Line 1.

Operation and Maintenance of Infrastructure Assets

Total 1,592.8 KM

The below map illustrates the roads in Peru for which we currently provide operation and maintenance services.

CV Canchaque
(76.9 Km.)
Norvial (182.5 Km.)
Linea 1 (33 Km.)
San Lorenzo
PTAR Chira
Chinchaypujio
(208.1 Km.)
Survial (757.6 Km.)
Atico (334.7 Km.)

Project	Km
Survial	755.00
Canchaque	78.00
Norvial	182.52
Linea 1	33.00
Atico	334.70
Chinchaypujio	208.08

We provide the following road operation and maintenance services:

●	Routine Maintenance. These services aim to preserve roads through ongoing maintenance, including: road demarcation; cleaning; drainage; road fissure treatment, which seals cracks in roads to prevent water infiltration; slurry sealing; and micro-paving, which seals asphalt to prevent aging and improve resistance to water and surface wear.

●	Periodic Maintenance. These services entail activities that are performed periodically, intended to prevent the occurrence or exacerbation of defects, conserve the structural integrity of roads and correct major defects.

●	Emergency maintenance. This maintenance work is performed whenever the need arises, such as when natural disasters damage road surfaces.

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

Energy

We operate three producing oil fields and five multiple fuel storage facilities under long-term government contracts, and we own a gas processing plant.

The table below sets forth selected financial information for our Energy segment.

	As of and for the year ended December 31,
	2019	2020	2021	2021
	(in millions of S/, except as indicated)			(in millions of US$)(1)
Revenues	552.6	369.8	541.9	135.5
Net profit	52.8	12.6	57.8	14.5
Net profit attributable to controlling	48.1	9.2	51.3	12.8
EBITDA	180.8	109.4	173.7	43.4
EBITDA margin	32.7%	29.6%	32.0%

(1)	Calculated based on an exchange rate of S/3.998 to US$1.00 as of December 31, 2021.

Our strategy is to develop the oil reserves of Block III and IV, to consolidate our storage business, and to look for new opportunities in the natural gas business. Through our Energy segment, we have participated with 9% of the oil production, 1.5% of the liquefied petroleum gas (LPG) production and 19% of the fuel dispatch within Peru during 2021, according to the Ministry of Energy and Mines of Peru (MINEM).

The following table shows selected information Energy business as of December 31, 2021.

Project	Year Granted	Initiated Operations	Expiration	Characteristics	% Owned by Us	Status
Energy:
Oil Production Block I	1995	1995	December 2021	Avg. daily production of 537 bbl (2021)	100.0%	Completed
Block V	1993	1993	2023	Avg. daily production of 93 bbl (2021)	100.0%	Operating
Block III	2015	2015	2045	Avg. daily production of 527 bbl (2021)	100.0%	Operating
Block IV	2015	2015	2045	Avg. daily production of 1,892 bbl (2021)	100.0%	Operating
Gas Processing	2006	2006	N/A	Avg. daily processing capacity of 11,133 MMcf	100.0%	Operating
North and Central Fuel Terminals	2014	2014	2034	Aggregate storage capacity of 2,695 Mbbl	50.0%	Operating

We currently operate three energy businesses within our Energy segment:

(i)	Exploration and Production: We have been operating and extracting oil from four onshore fields (Block I, Block III, Block IV and Block V) located in the provinces of Talara and Paita in northern Peru. We had two hydrocarbon extraction service contracts with Perupetro, the Peruvian entity responsible for the administration and supervision of all exploration and production contracts in Peru, under which we have been operating two oil producing fields, Block I which expired on December 26, 2021 and Block V that will expire in October 2023. In addition, we have two long-term license contracts with Perupetro, a state-owned oil and gas company, for two other blocks, Block III and IV, which started operations in April 2015; oil production from these blocks is sold to Petroperu. During 2021, the oil production of our four blocks was approximately 3,049 bbl per day.

(ii)	Natural Gas: We own and operate a natural gas processing plant located in northern Peru, which processes and fractions natural gas, sells the liquids and delivers dry gas to a gas-fired power generation company under a long-term processing and fractionation agreement.

(iii)	Transport and Distribution: We are a 50% partner in Terminales del Peru, a consortium which has a contract with Petroperu to operate and maintain five fuel storage terminals until 2034.

In addition, we are a 50% partner in Oil Tanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named Terminal Marino Pisco Camisea under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. Additionally, through OTAS, we are also a 25% partner in Logística Químicos del Sur S.A. (“LQS”), which operates the Terminal de Químicos de Matarani and which dispatched 53,656 tonnes of sodium hydrosulfide for international mining companies in 2021.

The pie charts below set forth the breakdown of our revenues and EBITDA from our Energy segment for 2021.

Revenues	EBITDA

Oil and Gas Production

We have been operating and extracting oil from four mature fields (Blocks I, III, IV and V) located in the provinces of Talara and Paita in northern Peru. Two of these fields, Blocks I and V, have been operated under service contracts under which we provide hydrocarbon extraction services to Perupetro. Hydrocarbons extracted from these two blocks belong to Perupetro, which in turn pays us, once a month, a variable fee per barrel of extracted hydrocarbons. This extraction fee is based on a basket of international crude prices and the level of production. The service contract of Block I expired on December 26, 2021 and the Block V contract will expire on October 2023. The other two fields, Blocks III and IV, are operated under long-term license contracts with Perupetro. The hydrocarbons extracted are owned by our subsidiary UNNA Energía, who sells the oil to Petroperu based on the average prices of three international crude oil prices: Fortis, Suez Blend and Oman Blend crudes. UNNA Energía pays royalties, to Perupetro, calculated in accordance with a contractual formula that accounts for price, volume, incomes and expenses of each block. Our activities are focused on proved reserves development and production and are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, over 95 years in the case of Block III, over 95 years in the case of Block IV, and over 50 years in the case of Block V. We believe our activities in these fields bear limited exploration risk.

The following table shows selected information about our fields.

Property	Basin	UNNA Energía’s Ownership	Expiration	Developed Acres	Undeveloped Acres
Block I (terminated)	Talara	100%	December 2021	25,154	4,110
Block III	Talara	100%	2045	7,475	80,986
Block IV	Talara	100%	2045	10,240	47,776
Block V	Talara	100%	2023	6,320	2,220

Block I:

We operated and extracted oil and natural gas from Block I under a 30-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expired on December 26th 2021. Average daily production during 2021 was 537 barrels of crude oil. We operated 205 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in a fiscalization point close to the Talara refinery. The field is located in the province of Talara, department of Piura, in northern Peru, approximately five miles from the Talara refinery, the second largest refinery in the country. Block I is the oldest oil producing field in Peru and has been producing oil since around 1890. Perupetro has signed an agreement with Petroperu which has taken over the operation of this field.

Block III:

We operate and extract oil and natural gas from Block III under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2021 was 527 barrels of crude oil. We operate 151 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in a fiscalization point close to the Talara refinery, which purchases the oil according to a contract based on an average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, as adjusted by certain factors. The field is located between the provinces of Talara and Paita, department of Piura, in northern Peru, approximately 21 miles from the Talara refinery. Our principal capital commitment under this agreement consists of (i) the Exploitation Phase (years 2-11): Drill 23 development wells per year (230 wells); and (ii) Exploitation Phase 2 (years 12-26): Drill at least 10% of the locations of proved undeveloped reserves identified in the reserves report submitted yearly to Ministry of Energy and Mines. To date, no wells have been drilled in Block III because the contract with the land owners is pending to register the land in the official property registry of the Superintendencia Nacional de los Registros Públicos in Peru. The estimated average capital expenditure per well is US$1 million.

Block IV:

We operate and extract oil and natural gas from Block IV under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2021 was 3049 barrels of crude oil. We operate 333 wells using various oil extraction systems and operate a network of production batteries and two pipelines to collect, measure and deliver oil in a fiscalization point close to the Talara refinery, which purchases the oil according to a contract based on an average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, adjusted for costs related to hydrocarbon transportation. The field is located in the province of Talara, department of Piura, in northern Peru, approximately 21 miles from the Talara refinery. Our principal capital commitment under this agreement consist on (i) the Exploitation Phase (years 2-11): Drill 33 development wells per year (330 wells); and (ii) Exploitation Phase 2 (years 12-26): Drill at least 10% of the locations of proved undeveloped reserves identified in the reserves report submitted yearly to the Ministry of Energy and Mines. As of December 31, 2021 we have drilled 132 development wells and 2 exploratory wells at a cost of US$86 million. The estimated average capital expenditure per well is US$0.64 million. On February 28, 2022, we started the fifth drilling campaign and so far six wells (out of 33 wells per year) have been completed.

Block V:

We operate and extract oil and natural gas from Block V under a 30-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in October 2023. Average daily production during 2021 in this field was 93 barrels of crude oil. We operate 34 wells in this field using various oil extraction systems. The Block V field is located in the province of Los Órganos, department of Piura, Peru, close to the border with Ecuador. Block V has been producing oil since the 1950s.

The map below shows the geographic location of our oil producing blocks in northern Peru.

For Block I and Block V, we are entitled to a variable fee paid by Perupetro, which is based on the level of production of each field and a price formula that is based on an average price of three international crude oil prices: Fortis blend, Suez blend and Oman crudes, and a discount over this price of approximately of 72% per barrel. For Block III and Block IV, we pay royalties to Perupetro based on an average price of three international crude oil prices, Fortis blend, Suez blend and Oman crudes, as well as the production and the incomes and expenses of each block. The royalties paid to Perupetro were US$21.13 per barrel during 2019, US$9.75 per barrel during 2020, and US$30.25 per barrel during 2021.

During 2019, 2020 and 2021, we received an average revenue (for all blocks) of US$53.90, US$38.06 and US$64.5, respectively, per barrel of extracted oil, which was equivalent to approximately 86.11%, 91.29% and 91.2%, respectively, of average Brent crude oil prices in the same years. We are not committed to provide a fixed volume of oil or natural gas under our four contracts.

We produce natural gas as a byproduct of the production of crude oil (an average of 6.62MMcf per day during 2021). In Block I, we provided natural gas to ENEL (formerly EEPSA) under a “take or pay” contract (an average of 3MMcf per day during 2021), and we pay to Perupetro a fee which varies depending on market conditions. The additional volume of natural gas extracted is sent to our Pariñas plant to be processed and commercialized as liquid natural gas. In Block V, we reinject the natural gas produced back into the wells. In Block III, we use part of the produced gas as fuel to operate wells equipment (pumping units) and we are looking for a market to sell the excess. In this regard, we have signed an agreement with Gasnorp to start delivering natural gas in 2023. In Block IV, we also use a certain volume of gas as fuel, and the residual volume since November 2019 is also sent to our Pariñas plant to be processed and commercialized as liquid natural gas. In addition, we signed an agreement with Lima Gas to deliver compressed natural gas (CNG), which is expected to be implemented and in operation during the second quarter of 2022. Our revenues for the sale of natural gas are not material relative to our oil production revenues.

Estimated Proved Reserves:

The following table sets forth estimated proved crude oil and natural gas reserves in Blocks III, IV and V as of December 31, 2021. We have only included estimates of proved and have not included any estimates of probable and possible reserves.

	Crude Oil (Mbbl)	Natural Gas (MMcf)	Crude Oil Equivalents (MBoe)
Block III:
Proved developed producing	1,555.9	4,417.5	2,341.3
Proved developed non—producing	447.0	936.4	613.5
Proved undeveloped	9,532.4	26,135.8	14,178.8
Total proved reserves	11,535.3	31,489.8	17,133.6
Block IV:
Proved developed producing	6,099.2	8,289.3	7,572.8
Proved developed non—producing	484.7	2,341.1	900.9
Proved undeveloped	7,118.1	13,206.4	9,465.9
Total proved reserves	13,701.9	23,836.9	17,939.6
Block V:
Proved developed producing	57.2	-	57.2
Proved developed non—producing	3.4	-	3.4
Proved undeveloped
Total proved reserves	60.6	-	60.6
Total:
Proved developed producing	7,712.3	12,706.9	9,971.3
Proved developed non—producing	935.1	3,277.6	1,517.8
Proved undeveloped	16,650.5	39,342.2	23,644.7
Total proved reserves	25,297.9	55,326.7	35,133.7

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

Reserve amounts were based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent crude price for each month in the period January through December 2021, which, pursuant to our contractual agreements, resulted in average oil and gas prices of US$64.61 per barrel and US$5.53 MMcf, respectively, that for the purpose of reserve amount estimation were assumed to remain constant.

Proved undeveloped reserves in the fields as of December 31, 2021 were 23,644.7 Mboe, consisting of 16,650.5 MBbl of crude oil and 6,994.2 Mboe (39,342.2 MMcf) of natural gas. We estimate that during 2021, proved undeveloped reserves increased by 978 Mboe of crude oil, mainly as a result of increase of crude oil price.

In 2021, approximately 955 Mboe of proved undeveloped reserves of crude oil were converted into proved developed reserves, consisting of 766 MBbl of crude oil and 189 Mboe (1,064 MMcf) of natural gas due to campaign of drilling in Block IV.

Capital expenditures made during 2021, for both drilling activities and workovers, to convert undeveloped reserves to proved developed reserves, amounted to approximately US$8.9 million (S/35.8 million).

The principal changes in proved undeveloped reserves during 2021 were:

●	In Block IV, proved undeveloped crude oil reserves increased 618 Mbbl during 2021, as a result of increase in the price of oil per barrel and adding new well locations.

●	In Block III, proved undeveloped crude oil reserves increased 101 Mbbl during 2021 as a result of the increase in the price of oil per barrel. In spite of Proved undeveloped have been reclassified from proved undeveloped reserves to contingent resources because they are located in the Chira River.

For changes in proved developed and undeveloped reserves from December 31, 2020 to December 31, 2021, see supplementary data (unaudited) annexed to our audited annual consolidated financial statements included in this annual report.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process:

The reserves estimates shown in this annual report have been prepared internally by our engineers in accordance with the definitions and guidelines of the SEC. Our reserves are estimated at the property level and compiled by our engineering staff. Our engineering staff interacts with our internal staff of operations engineers and geoscience professionals and with accounting employees to obtain the necessary data for the reserves estimation process. Our reservoir engineers and geoscience professionals have worked to ensure the integrity, accuracy and timeliness of the data, methods and assumptions used in the preparation of the reserves estimates. Mr. Javier Portuguez is our Reservoir Engineer. The reserves estimate report was submitted to our Committee of Reserves, which is formed by Mr. Iván Miranda (Exploration and Production Technical Manager), Mr. Jose Pisconte Lomas (Chief of Geology), and Mr. Manuel Gomez (Chief of Reservoir Engineering). Mr. Portuguez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 28 years of experience, developed as a production and reservoir engineer at Mercantile and Interoil Peru. Mr. Gomez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 14 years of experience, most of it as drilling, completion, stimulation, and reservoir engineer. Mr. Pisconte Lomas, holds a Geologist Engineering degree and a Regional Geology Master’s degree from Universidad Nacional Mayor de San Marcos and has 29 years of experience in the oil industry. Mr. Miranda holds a degree in Petroleum Engineering from Universidad Nacional de Ingeniería in Lima and a Petroleum Engineering Master’s degree from Texas A&M University of Texas—USA, and has 37 years of experience in the oil industry developed at PetroPeru, Unipetro ABC, and UNNA Energía.

Production, Revenues, Prices and Costs:

The following table sets forth information regarding our production, revenues, prices and production costs for 2019, 2020 and 2021.

	For the year ended December 31,
	2019	2020	2021
Production volumes(1):
Crude oil (Mbbl)
Block I (terminated)	236.3	219.6	195.9
Block III	264.3	247.7	192.2
Block IV	946.8	785.4	689.0
Block V	38.4	34.6	34.1
Total (crude oil Mbbl)	1,485.8	1,287.4	1,111.2
Natural gas (MMcf)	1,770.7	1,540.2	1,379.9

Block I (terminated)	1770.7	1,337.3	1,140.2
Block III	—
Block IV	—	202.8	166.3
Block V	—	—
Total (natural gas MMcf)	1,770.7	1,540.2	1,306.5
Crude oil equivalents (Mboe)	314.8	273.8	232.3
Total Company	1,800.6	1,561.2	1,343.5
Average sales prices(2):
Crude oil (US$/bbl)	61.19	38.06	64.61
Natural Gas (US$/Mcf)	4.29	3.27	5.23
Crude oil equivalents (US$/boe)	53.90	31.79	58.34
Costs and expenses(2):
Production expenses (US$/boe)	17.66	14.43	20.92
Royalties (US$/boe)	16.99	7.12	19.24
General and administrative expenses (US$/boe)	2.69	2.19	2.37
Depreciation, depletion, amortization and accretion expenses (US$/boe)	10.47	8.61	10.34

(1)	Hydrocarbons extracted from Blocks I and V belong to Perupetro, which in turns pays us a per barrel fee for extracted hydrocarbons. Hydrocarbons extracted from Blocks III and IV belong to UNNA Energía, which in turn pays a royalty to Perupetro for the amount of extracted hydrocarbons.
(2)	Crude oil sales volume differs from total production volume due to operational circumstances such as the inventory of product stored in our field batteries at the end of each monthly measurement. “Average sales prices” refers to the fees received in consideration for our extraction services, which do not equal the sales prices of crude oil. Average sales prices have been calculated using a basket price formula according to the service and license contracts of each block. Those pricing formulation is at a discount to global oil prices for Blocks I and V, and for Blocks III and IV we pay royalties on the oil extracted. Per unit costs have been calculated using sales volumes.

Acreage, Productive and Development Wells, Drilling:

The following table sets forth certain information regarding the total developed and undeveloped acreage as of December 31, 2021.

Formation	Developed Acreage	Undeveloped Acreage

Block III
Salina Mogollón	7,475	3,983
Amotape	1,750	2,370
Total Block III	9,225	6,353
Block IV
Pariñas	4,155	3,402
Palegreda	7,421	2,665
Mogollón	1,505	2,571
Total Block IV	13,081	8,638
Block V
Verdún	530	650
Ostrea	175	115
Mogollón	1,350	120
Total Block V	2,055	885
Total	32,550	18,016

As of December 31, 2021, we had a total of 703 producing wells. Our wells are oil wells, many of which also produce natural gas. We do not have interests in wells that only produce natural gas. The following table shows the number of development and exploratory wells drilled during 2019, 2020 and 2021 in Blocks III, IV and V.

	For the year ended December 31,
	2019	2020	2021
Development Wells
Productive	33	18	15
Dry	—	—	-
Total	33	18	15
Exploratory Wells
Productive	—	—	1
Dry	—	—	-
Total	0	0	1

During 2019, 2020 and 2021 we invested US$23.8 million (S/78.95 million), US$12.26 million (S/44.44 million) and US$8.5 million (S/33.9 million), respectively, in drilling activities. During 2021, we drilled a total of 16 wells in Block IV (all of them are productive wells).

Under the terms of our agreements with Perupetro, at the time the contract terminates, we are required to close non-producing wells that we have drilled. As of December 31, 2021, we estimated that we will be required to close 98 wells in Block I through the end of 2024, and 16 wells in Block V through the end 2024, and 40 wells in Block III and 47 wells in Block IV by April 2045. We have created a provision in our financial statements for the costs relating to those well closings. See note 5.1(d) to our audited annual consolidated financial statements included in this annual report.

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

Our gas processing plant has the capacity to process up to 44 MMcf per day. We processed 30.52 MMcf per day during 2019, 28.40 MMcf per day during 2020, and 30.41 MMcf per day during 2021. Approximately 85.8 % of the volume processed by our gas processing plant depends on the gas volumes provided by Enel Generación Piura for processing and use on its gas-fired turbines. These volumes vary per month and depend upon the power dispatch curve of Enel Generación Piura among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by Enel Generación Piura are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher. During 2021 approximately 10.7 % of the volume processed by our gas processing plant depends on the volumes of gas extracted by UNNA Energía in Block I, approximately 7.1 % depends on the volumes of gas extracted by UNNA Energía in Block IV and approximately 4.7 % depends on the volumes of gas provided by CNPC, which we process and commercialize as liquid natural gas.

Fuel Storage Terminals

We are a 50% partner in Consorcio Terminales with a Peruvian affiliate of Oiltanking GmbH, one of the world’s largest operators of independent terminals for bulk liquid storage. Consorcio Terminales was first awarded a concession for the operation of the South Fuel Terminals in 1997 and in 1998 of the North Fuel Terminals. The operation of the North Terminals ended on 2014 and the South Fuel Terminals were reverted to Petroperu in November 2019.

In June 2014, Terminales del Peru, a new consortium that included our subsidiary UNNA Energía and Oiltanking Peru, was awarded a concession for the operation of the North and Central Fuel Terminals for PetroPeru. The contracts have 20-year terms and consist of the operation of four terminals in the north and one terminal in the center of the country, providing storage and dispatching bulk liquid fuel. The total amount of the committed investment for both projects is approximately US$37.2 million (S/125 million), while the total amount of the additional investment, which is expected to be reimbursed to the company, is approximately US$186 million (S/625 million).

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

Under the contracts, Terminales del Peru receives revenues paid in connection with monthly reserved volume in tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). The storage fee per barrel, is based upon reserved volumes whether they are received or not. The throughput fee is paid based on effective barrels delivered per month. During 2019, 2020 and 2021, Consorcio Terminales and Terminales del Peru generated revenues of US$79.7 million (S/264.3 million), US$45.2 (S/163.8) and US$48.3 (S/193.1 million) (we are entitled to 50% of the joint operation revenues), respectively. Under the contracts, Consorcio Terminales and Terminales del Peru are responsible for paying the fuel terminals operating and maintenance costs and also paying a royalty fee to Petroperu based on effective barrels delivered each month.

At the current stage of the contracts, any capital expenditure approved by Petroperu that we invest in the fuel storage terminals can be recouped from any present and future royalties we owe to Petroperu.

Other Terminal Operations

We are a 50% partner in Oiltanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named “Terminal Marino Pisco Camisea” under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. In 2021, this terminal dispatched 23.9 million barrels and received 3,9 million barrels of natural gas liquids (LPG, Nafta, MDBS, B-100, ULSD, B5 S50 y Diesel 2). This contract term has been extended until November 30, 2026.

Additionally, through OTAS, we are also a 25% partner in LQS, which operates the “Terminal de Químicos de Matarani,” which dispatched 56,476 tonnes of sodium hydrosulfide for international mining companies in 2021. During 2019, 2020 and 2021, these activities generated revenues in the aggregate of approximately US$6.9 million (S/22.9 million), US$6.7 (S/23.3 million) and US$6.8 million (S/26.4 million), respectively.

Engineering and Construction

Our E&C segment has a more than 88-year track record, undertaking a broad range of activities such as: engineering; civil works; electromechanics activities and building construction. We provide E&C services to a diverse range of end-markets, mainly focused on mining, industrial, oil and gas, infrastructure, and real estate, among others. The following chart sets forth our 2021 revenues by end-market.

2021 E&C Revenues by End-Market

POWER
1.2%
OTHER
1.2%
WATER AND SEWAGE
0.5%
REAL ESTATE
BUILDINGS
9.1%
TRANSPORTATION
0.2%
INDUSTRIAL
10.7%
OIL AND GAS
18.4%
MINING
58.7%

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

Although we primarily undertake engineering and construction projects in Peru, our clients often ask to undertake engineering and construction of large and complex projects in other countries, such as Mexico, the Dominican Republic, Bolivia, Guyana, Panama and Chile. As a result, we have developed extensive experience executing projects throughout Latin America. To further capitalize on our capabilities and expertise, we have expanded our activities into other key markets, such as Chile and Colombia, which have been benefitting from high levels of investment and are aligned with our areas of strategic focus. In 2021, approximately US$162.6 million (S/650.07 million) of our E&C revenues were derived from international projects outside of Peru.

The acquisition of two companies, Vial y Vives and DSD, which were later merged, has solidified our presence in Chile. While we have been undertaking projects in Chile since 1995, such as the construction of the transmission line and crusher of the Caserones mine for SCM Minera Lumina Copper, we believe we will continue benefiting from the established and long-lasting presence in the country of both Vial y Vives and DSD Construcciones y Montajes. Moreover, through the acquisition of Morelco in December 2014, an engineering and construction company focused on the oil and gas and other energy sectors, we established presence in the Colombian market.

Given the prevalence of mining operations in our main markets, we have significant expertise with respect to specialized engineering and construction services for the mining sector. As a result, we believe we are one of the leading mining construction companies in Latin America and leverage this expertise within our main markets and in the undertaking of complex projects across the region.

The table below sets forth selected financial information for our E&C business segment.

			As of and for the year ended December 31,
	2019		2020		2021		2021
	(in millions of S/, except as indicated)				(in millions of US$)
Revenues	2,797.3		2,092.6		2,559.1		640.1
Net profit	(140.7)		(79.6)		(96.8)		(24.2)
Net profit (loss) attributable to controlling	(137.1)		(76.6)		(93.6)		(23.4)
EBITDA	2.9		9.7		71.6		17.9
EBITDA margin	0.10%		0.5%		2.8%
Backlog (in millions of US$)(2)	910.1		852.9		907.4
Backlog/revenues ratio(2)	1.1	x	1.5	x	1.5	x

(1)	Calculated based on an exchange rate of S/.3.998 to US$1.00 as of December 31, 2021.
(2)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

Principal Engineering and Construction Activities

The following charts sets forth our 2021 revenues by E&C activity.

OTHER
1.2%
WATER AND
SEWAGE
0.5%
POWER
1.2%
TRANSPORTATION
0.2%
REAL ESTATE
BUILDINGS
9.2%
INDUSTRIAL
10.8%
MINING
58.7%
OIL AND GAS
18.3%

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

Electromechanics

Our electromechanics activities include the construction and assembly of concentrator plants, pipelines, transmission lines, oil and gas pipelines networks, and electric substations, predominantly for energy projects and industrial plants.

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

Major Projects

The company plays an active role in the infrastructure sector in Peru, as well as other countries in Latin America, including the construction of roads, hotels, hospitals, shopping centers, housing developments, concentrator plants, hydroelectric power plants, thermal power plants and transmission lines as well as water supply and sewage projects, irrigation projects and dam building, among others. Throughout our history, we have participated, on our own or through minority or majority interests in joint operations, in a diverse range of landmark projects, including the following:

●	in 2010, the Melchorita liquefaction plant for Peru liquified natural gas, Camisea project;

●	in 2010, the Gran Teatro Nacional, the most modern theater in Peru;

●	in 2011, the Pueblo Viejo Mine concentrator plant for Barrick Gold Corp. in the Dominican Republic;

●	in 2011, the first stretch of Line 1 of the Lima Metro for the Peruvian Ministry of Transport and Communications;

●	in 2012, for project manager Bechtel, the Antapaccay copper concentrator developed by Xstrata Copper, the world’s fourth largest copper producer;

●	in 2013, expansion of the plant for Cementos Lima, the largest cement producer in Peru;

●	in 2014, the second stretch of Line 1 of the Lima Metro for the Peruvian Ministry of Transport and Communications;

●	in 2014, construction of the Nueva Fuerabamba city, an integral real estate development project for the population surrounding the Las Bambas mining project;

●	in 2015, construction of a copper concentrator plant for the Las Bambas mining project, managed by Bechtel and developed by Xstrata Copper;

●	in 2015, expansion of the process plant for the Cerro Verde mine, one of the biggest concentrator plants in Latin America;

●	in 2015, engineering, procurement and construction of Guyana Goldfields’ Aurora gold project in Guyana, with the scope of works including a 1.75 Mt/a processing plant, power station and integration management;

●	in 2015, design, engineering, procurement and construction of a new stock pile and 10,000 conveyor belts for the Escondida Mine, managed by Bechtel;

●	in 2016, engineering, procurement and construction of the 510 MW Cerro del Águila S.A. hydroelectric plant for IC Power, which represents approximately 10% of Peru’s installed generation capacity;

●	in 2016, engineering, procurement and construction of La Chira, a waste water treatment plant for the city of Lima for which we also have the concession through a joint operation with Acciona Agua;

●	in 2016, engineering, procurement and construction of a concentrator plant for the La Inmaculada silver and gold project, developed by Hochschild Mining, with a daily processing capacity of 3,500 tonnes;

●	in 2018, construction and rehabilitation of an expressway known as Line Amarilla for Vinci;

●	in 2018, construction and design of the Talbot project, a luxury business complex consisting of offices and a hotel with state-of-the-art technology in Lima;

●	in 2018, execution of civil works and assembly of structures for the wet area of the Toquepala mine in Southern Peru;

●	in 2019, execution of civil works in the Quellaveco mine for AngloAmerican in Peru;

●	in 2019, civil works for a modernization project in the Aceros Arequipa plant for Aceros Arequipa Corporation in Peru;

●	in 2019, structural reinforcement project in Plaza del Sol office building in Lima;

●	in 2019, construction and rehabilitation of the Norvial highway;

●	in 2019, ball mill stator replacement in Antamina, located in Ancash, Peru;

●	in 2019, construction of a new water recirculation system and implementation of the north branch for the transfer of tailings in Antofagasta, Chile;

●	in 2020, construction of a hospital for INEN (Intituto Nacional de Enfermedades Neoplásicas) in Lima, Peru;

●	in 2020, crushing and transportation of material in Minera Spence in Chile;

●	in 2021, construction of the Iberostar Hotel in Miraflores;

●	in 2021, construction of a luxury Ibis Hotel in San Isidro with 9 floors and 2 basements;

●	in 2021, execution of electromechanical, civil works and complete “punch list” activities in the construction of the Mina Justa mine for Marcobre;

●	in 2021, construction of tunnels to transport thick mineral and mineral waste in Quellaveco Mine, Moquegua in Peru; and

●	in 2021, the solution for condensate recovery and power generation system at the Chichimene station in Colombia.

We currently have a diversified portfolio of ongoing projects, whether through our subsidiaries or through majority or minority interests in joint operations, in a wide range of sectors in Peru and the other countries in which we operate, including the following:

●	execution of complementary works for the auxiliary units of the Talara refinery for Cobra Peru (three contracts), which is scheduled to be completed in September 2022;

●	electromechanical civil assembly of the water treatment plant, cooling towers, turbogenerators and evaporators for the MAPA project for Celulosa Arauco Constitución in Chile, which is scheduled to be completed in April, 2022;

●	electromechanical works and construction of the Concentrator plant for Quellaveco Mine in Moquegua, Peru, which is scheduled to be completed in November 2022;

●	engineering, procurement and construction of a 271 km long, high pressure gas distribution network in Piura, Peru, which is scheduled to be completed in July 2022;

●	earthworks and asphalt for the new Jorge Chavez Airport runway, auxiliary roads, aircraft parking area and electromechanical support facilities for landing in Callao, Peru, which is scheduled to be completed in April 2022;

●	construction of mine tailings facilities and filter for Southern Peru Copper in Quebrada Honda, which is scheduled to be completed in December 2022;

●	construction of maintenance hangar for Southern Peru Copper in Toquepala Mine, which is scheduled to be completed in February 2023;

●	pebble grinding and crushing construction of the Quebrada Blanca 2 concentrator for Minera Teck Quebrada Blanca in Chile, which is scheduled to be completed in July 2022;

●	construction of an overpasses for the integrity of hydrocarbon transport systems in Colombia, which is scheduled to be completed in December 2022;

●	design, procurement, and construction of the electric reinforcement of La Guajira: Lines Riohacha-Maicao 110kv and Riohacha-Cuestecitas 110 kv in La Guajira, Colombia, which is scheduled to be completed in December 2024, and operation and maintenance which is scheduled to be completed in October 2030; and

●	maintenance and civil works for ENAP, which is scheduled to be completed in 2023;

●	engineering, procurement, construction, commissioning and start-up of a material handling system for the transport of rubble for Spence Mine Ruble Reprocessing project in Chile, which is scheduled to be completed in 2025; and

●	design, engineering, supply and construction of the new terminal of Jorge Chavez Lima Airport which is scheduled to be completed in 2023.

Clients

We believe we have developed long-term relationships with many clients as a result of our performance over the years and are focused on the successful and on-time execution of complex projects. Our extensive experience of operational excellence has allowed us to gain deep market knowledge and expertise, which help us better serve our clients. Key E&C clients include renowned domestic and multinational mining, power, oil and gas, transportation and infrastructure development companies, such as AngloAmerican, Southern Peru, Cobra Peru, Marcobre, Antamina, Lima Airport Partners (LAP), Corporación Aceros Arequipa, Compañía Minera TECK Quebrada Blanca S.A., Minera Spence S.A., ENAP Refinerías, Minera Escondida LTDA, Celulosa Arauco, Ecopetrol and Cenit among others.

Project Selection and Bidding

We win new engineering and construction contracts through private and public bidding processes or direct negotiation, from a variety of sources, including potential client requests, proposals from existing or former clients, opportunities sought by our commercial team and from requests by the Peruvian government. Approximately 93.6%, 99.9% and 94.6%, of our 2019, 2020 and 2021 revenues in our E&C segment, respectively, came from private-sector contracts, The Peruvian government and its agencies typically award construction contracts through a public bidding process conducted in accordance with the Peruvian State Contracting Law (Ley de Contrataciones del Estado). In the private sector, in addition to obtaining new projects, another important source of revenue involves increases in the scope of work to be performed in connection with already existing projects. These arrangements are typically negotiated directly with the client, often during the course of the work we are already performing for that client.

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

We are required, in the majority of our construction contracts, to provide a performance bond to guarantee project performance and completion, which remain in effect for the contract’s duration. We are also required to provide performance bonds to secure any advance payments provided to us by our clients. These bonds are periodically reduced during the project’s execution in accordance with project advancement. After the expiration of the contract term, we are typically required to provide an additional performance bond that remains valid for one or two years to guarantee the quality of works executed.

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

For further information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations.”

Raw Materials

The main inputs our E&C segment used are, among others, fuel and hydrocarbons derivatives, cement and steel. These and the other products may be subject to the availability of raw materials, such as oil and iron, and commodity pricing fluctuations, which we monitor on a regular basis. Normally, our aim is to enter into master supply agreements for periods between six months and one year. Although we obtain most of our inputs needs in Peru, we believe we have access to numerous global supply sources. The availability of these inputs, however, may vary significantly from year to year due to various factors including client demand, producer capacity, market conditions, transport costs and specific material shortages, and we may incur additional costs in obtaining them.

We purchase and lease the equipment we require for our E&C business from several local and international suppliers, currently with no significant concentration with any particular suppliers. While we do not have difficulty obtaining required equipment, we may face difficulties finding skilled personnel able to operate certain equipment and machinery.

Competition

We generally compete with some of the largest contractors in Peru and in the countries we operate. Because the E&C sector is highly competitive, the markets served by our business generally require substantial resources and experienced, highly-skilled technical personnel. Main competitors of our E&C segment include local companies such as Besalco S.A., Cosapi S.A., San Martín Contratistas Generales, JJC Contratistas Generales S.A., and international companies such as Techint S.A.C., SSK Montajes e Instalaciones S.A.C., Skanska del Peru S.A., Mota-Engil Peru S.A., Salfacorp S.A., OHL, Echeverria Izquiedo, Sigdo Koppers, Acciona, Grupo FCC, Sacyr, Ismocol, Termotecnica, Masa, Thiess and Redpath, among others. For certain projects, due to the size of the project, expertise required and other factors, we may choose to partner with our competitors, including the aforementioned companies.

Competition within the E&C segment is driven by performance, skill and project execution capabilities for completing complex projects in safe, timely and cost-efficient manner.

Real Estate

Our Real Estate segment is one of the largest apartment building developers in Peru, in terms of number of units sold and value of sales in 2021, and is focused on the development and sale of affordable housing and housing as well as other real estate projects. Since commencing our operations in 1987, we have developed approximately 1,383,778 m2 of affordable housing (approximately 22,279 units); approximately 402,198 m2 of housing (approximately 2016 units); approximately 170,416 m2 of office space (approximately 903 offices); and approximately 43,000 m2 of shopping centers (three shopping centers and strip malls). Moreover, we are currently building approximately 60,872 m2 of affordable housing (approximately 1052 units). Our Real Estate segment also owns land parcels in Lima, comprising approximately 21 hectares as of December 31, 2021, and we have sold undeveloped land in the past and intend to continue such sales in the future.

The table below sets forth selected financial information for our Real Estate business segment.

			For the year ended December 31,
	2019		2020		2021		2021
	(in millions of S/, except as indicated)						(in millions of US$, except as indicated)(2)
Revenues(1)	264.4		182.4		239.3		59.9
Net profit	23.7		15.0		13.0		3.2
Net profit attributable to controlling	(5.0)		1.4		0.8		0.2
EBITDA	76.2		32.6		36.9		9.2
EBITDA margin (%)	28.8%		17.8%		15.4%		15.4%
Backlog (in millions of US$)(3)	209.9		60.3		44.9		44.9
Backlog/revenues ratio(3)	0.7	x	1.2	x	0.89	x	0.89	x

(1)	In 2019, 2020 and 2021 we recognized S/37.4 million (US$11.2 million), S/7.3 million (US$2.0 million), and S/7.2 million (US$1.8 million), respectively, in revenues from land sales.
(2)	Calculated based on an exchange rate of S/3.998 to US$1.00 as of December 31, 2021.
(3)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable period. Revenues are calculated for such period and converted into U.S. dollars based on the exchange rate published by the SBS at such period.

We undertake a significant amount of the activities in our Real Estate segment with partners; through financing and commercial arrangements we use to purchase land and to develop real estate projects. See “—Financing.” See also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—General—Real Estate.” As a result, a significant amount of our net profit in the Real Estate segment is attributable to the non-controlling interest of our partners.

Principal Real Estate Activities

Our real estate developments include the following products:

●	affordable housing;

●	housing; and

●	commercial real estate.

We began developing affordable housing projects in 2001, following the Peruvian government’s efforts to address the country’s housing deficit, particularly for low-income families. We launched the first major affordable housing project in Peru in 2007, Parque Agustino, in Lima’s El Agustino neighborhood. Since 2001, we have completed 18 affordable housing projects. As of December 31, 2021, we are in the process of developing three affordable housing projects, including construction, presales and procuring required authorizations and permits. These projects consist of expansions of projects previously completed by us. Affordable housing consists of apartments, usually ranging between 50 and 72 m2 in size, that are purchased using government-sponsored support programs. The Peruvian government has adopted the Nuevo Crédito MiVivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. In order for a unit to qualify for the Nuevo Crédito MiVivienda program, its selling price must range between S/61,200 and S/436,100. In order for a unit to qualify for the Techo Propio new housing purchase program, its selling price must be less than S/68,00 for a single family home or less than S/109,200 for a multi-family dwelling.

In order to be eligible for an affordable housing subsidy under the Nuevo Crédito MiVivienda program, a purchaser must not own any other home or have benefitted from a housing subsidy program in the past, among other requirements. A purchaser must also provide a down payment between 10% and 20% of the total purchase amount. Housing subsidies under this program fluctuate between S/10,300 and S/24,600 which incentivize purchasers with reduced monthly rates so long as they pay their mortgage loan payments on a timely basis. In order to be eligible for an affordable housing subsidy under the Techo Propio program, a purchaser must have a monthly income that does not exceed approximately S/ 3,715 and must not have received any other government-sponsored housing benefit in the past, among other requirements. A Techo Propio purchaser must also show proven savings equal to at least 5% of the total purchase amount. Housing subsidies under this program is S/40,250. Purchasers of subsidized housing under both programs are also not required to pay a value-added tax normally applicable to residential purchases.

We develop substantially all of our affordable housing projects on land purchased from the private sector. To the extent these projects meet the requirements of a particular government subsidy program, purchasers can purchase units with government subsidies. Some of our affordable housing projects, however, such as Los Parques de Comas, are developed through government bidding processes. Government subsidy programs like Nuevo Crédito MiVivienda and Techo Propio have driven the demand for affordable housing in Peru, which has in turn increased our sales of affordable housing units.

Our housing developments consist of residential buildings comprised of apartments with a mid- to high-price range that do not qualify for government subsidies. Since 1987, we have developed 38 housing developments. As of December 31, 2021, we are developing four affordable housing projects, which are in the construction stage. Our housing units typically range between 67.58 m2 and 125 m2 in size.

Substantially all of our affordable housing and housing development projects are located in Lima. We have also purchased land to develop four affordable housing projects in Piura and Chimbote two cities north of Lima. We intend to develop affordable housing projects in other cities outside of Lima.

The table below sets forth number of units sold and not yet delivered and number of units delivered, as well as the value of units sold and our sales revenue for the periods indicated.

	For the year ended December 31,
	2019	2020	2021
Number of Units Delivered (1):
Affordable Housing	1,433	1,123	1,437
Housing	17	2	77
Total	1,450	1,125	1,514
Number of Units Sold and Not Yet Delivered (1):
Affordable Housing	1,925	1,247	1,479
Housing	11	59	22
Total	1,936	1,306	1,501
Total m2 Delivered:
Affordable Housing	83,880	57,330	87,560
Housing	1,912	1,588	5,775
Total	85,792	72,918	93,335
Total m2 Sold and Not Yet Delivered:
Affordable Housing	116,327	68,949	104,889
Housing	2,593	29,959	1,650
Total	118,920	98,908	106,539
Value of Units Delivered (in millions of S/):
Affordable Housing	196	157	201
Housing	20	12	21
Total	216	169	222

(1)	We typically pre-sell our affordable housing and housing units before construction begins and continue to sell during construction, although we recognize revenues at the time of delivery of units.

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

Land Bank

We typically purchase land to develop real estate projects with the intention to begin construction within a 12- to 18-month period after the purchase of the land. We may also, from time to time, purchase land for subsequent resale. As of December 31, 2021, we owned approximately 193.4 hectares, of which 90% is located in Lima and 10% outside of Lima. We continually evaluate opportunities to purchase new land for our real estate development projects.

We have a 50.45% interest in Almonte, which owns approximately 72.5 hectares as of December 31, 2021 of undeveloped land in Lurín, located 30 km south of Lima. On May 31, 2018, Almonte signed a purchase agreement with PRINSUR for the sale of 420.9 hectares of land by Almonte to PRINSUR for an aggregate amount of US$92.7 million, the final installment of which was paid in February 2020 upon the satisfaction of certain conditions precedent.

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

Sales and Marketing

We typically pre-sell our affordable housing and housing units prior to and during construction, and use the related proceeds to finance the construction of the units. Our commercial and sales processes differ depending on the type of development and market segment of the development. We primarily sell our real estate development projects through an internal sales force that is assigned to particular projects and, to a lesser extent, external brokers on a non-exclusive, commission-fee basis. Our marketing efforts consist of newspaper advertisements, radio and television commercials, billboards and promotional offers for referrals. We also advertise our real estate projects on our website and social media.

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

Competition

The Peruvian real estate development industry is highly competitive. The market is fragmented and no single company has a significant share of the national market. The principal competitors for our Real Estate segment are Paz Centenario Inmobiliaria, Corporación Líder Peru S.A., Urbana Peru, Los Portales, Imagina Grupo Inmobiliario, ENACORP, Besco S.A., and DH Mont, among others. In the coming years, we expect more competition from domestic and foreign real estate development companies who recognize the growth potential in the Peruvian residential market. The main factors that drive competition are product design and amenities, price, location and post-sale service offerings.

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

We do not include backlog in this annual report for: (i) in our Infrastructure segment, our Norvial toll road concession, because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; and (ii) our Energy segment because: (a) its revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and their market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel dispatched.

When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. For a description of how we calculate our backlog, see our segment backlog presented below. We have revised prior backlog data included in this annual report to exclude the presentation of entities that are presented as discontinued operations.

Our consolidated backlog as of December 31, 2021 was US$1,285.0 million. We expect to recognize as revenues 55.1% of our backlog by December 31, 2022, 32.3% by December 31, 2023 and 12.6% thereafter. The following table sets forth our consolidated backlog from December 31, 2019 to December 31, 2021.

Our backlog in 2021 was similar to our backlog in 2020. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to grow our backlog. Additionally, the number and amounts of new contracts signed can fluctuate significantly from period to period.

The table below sets forth our ending backlog for 2019, 2020 and 2021 accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2019	2020	2021
	(in millions of US$)
Opening backlog (end of prior year)	1,257.2	1,398.0	1,284.2
Contract bookings and adjustments during the year	1,141.0	644.2	787.1
Cancellations during the year	—	—	—
Revenues recognized during the year	(1,000.2)	(757.9)	(786.7)
Ending backlog (end of current year)	1,398.0	1,284.2	1,284.6

The charts below set forth our consolidated backlog breakdown by end-market, geography and client sector as of December 31, 2021.

Backlog by End-Market	Backlog by Geography

Backlog by Client Type

Infrastructure Backlog

In reflecting an Infrastructure contract in our backlog, we assume that each party will satisfy all of its respective obligations under the contract. For our Infrastructure backlog, we only include contracted revenues expected to be paid during the next three years following the backlog calculation date. Infrastructure backlog in this annual report does not include our Norvial toll road concession.

Our Infrastructure segment backlog does not include intersegment eliminations. We calculate our Infrastructure backlog as follows:

●	for the Lima Metro, our Infrastructure backlog assumes that for 2022, 2023 and 2024, we will operate 44 trains at full operation, which in the aggregate will travel 4.8 million kilometers per year;

●	for our Survial and Canchaque concessions, we assume our contractually agreed upon annual fee, adjusted for inflation. For our 2022, 2023 and 2024 backlog, we utilize the same adjustment amount that was utilized for our 2016 fee, which has already been negotiated; and

●	for La Chira, for our 2022, 2023 and 2024, backlog is calculated to include the fees we will receive under the concession for our operation and maintenance, adjusted for inflation.

Our Infrastructure backlog as of December 31, 2021 was US$445.8 million. We expect to recognize as revenues 33.8 % of our backlog by December 31, 2022 and 66.2% of our backlog thereafter.

The following pie chart sets forth our Infrastructure backlog breakdown by line of business as of December 31, 2021.

Backlog by Line of Business

The table below sets forth our ending Infrastructure backlog for 2019, 2020 and 2021, accounting for opening backlog for each year, annual contract bookings, cancellations during the year and adjustments and annual revenues recognized.

	2019	2020	2021
	(in millions of S/)
Opening backlog (end of prior year)	520.8	553.9	492.4
Contract bookings and adjustments during the year	231.7	117.8	116.2
Cancellations during the year	—	—	—
Revenues recognized during the year	(198.6)	(179.3)	(162.9)
Ending backlog (end of current year)	553.9	492.4	445.8

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

Our E&C backlog as of December 31, 2021 was US$907.4 million. We expect to recognize as revenues 61.3% of such backlog by December 31, 2022 and 38.7% of such backlog thereafter. However, the ongoing COVID-19 pandemic and government measures to contain the spread of the virus, which have significantly increased economic uncertainty, may continue to impact our ability to perform our E&C backlog in the short term. As conditions are uncertain and changing rapidly, it is difficult to predict the full extent of the impact of the pandemic on our backlog in the short term.

The following pie charts set forth our E&C backlog breakdown by end-market, geography, client sector and contract type as of December 31, 2021.

Backlog by End-Market	Backlog by Geography

Backlog by Client Type	Backlog by Client Contract

Cost + FEE
0.03%
Lump SUM
0.88%
EPC
16.56%
Unit Prices
82.53%

The table below sets forth our ending E&C backlog for 2019, 2020 and 2021, accounting for opening backlog for each year, annual contract bookings and adjustments, cancellations during the year and annual revenues recognized.

	2019	2020	2021
	(in millions of US$)
Opening backlog (end of prior year)	782.6	910.1	852.9
Contract bookings and adjustments during the year	881.5	493.8	640.0
Cancellations during the year	—	—	—
Revenues recognized during the year	(754.0)	(550.9)	(585.6)
Ending backlog (end of current year)	910.1	852.9	907.4

Real Estate Backlog

Our Real Estate segment backlog reflects sales contracts with buyers for units that have not yet been delivered and will be recognized as revenues once they are delivered.

Our Real Estate segment backlog as of December 31, 2021 was US$45.0 million. We expect to recognize as revenues 84.4% of our backlog by December 31, 2022, and 15.16% thereafter. However, the ongoing COVID-19 pandemic and government measures to contain the spread of the virus, which have significantly increased economic uncertainty, may continue to impact our ability to perform our Real Estate backlog in the short term. As conditions are uncertain and changing rapidly, it is difficult to predict the full extent of the impact of the pandemic on our backlog in the short term.

The following chart sets forth our Real Estate backlog breakdown by type of real estate activities as of December 31, 2021.

The table below sets forth our ending Real Estate backlog for 2019, 2020 and 2021, respectively, accounting for opening backlog for each year, annual contract bookings, cancellations during the year and adjustments and annual revenues recognized.

	2019	2020	2021
	(in millions of US$)
Opening backlog (end of prior year)	57.9	63.3	60.3
Contract bookings and adjustments during the year	85.1	47.4	44.5
Cancellations during the year	—	—	—
Revenues recognized during the year	(79.7)	(50.3)	(59.9)
Ending backlog (end of current year)	63.3	60.3	45.0

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

As part of our real estate sales contracts, we provide a six-months warranty for latent defects, which covers hidden flaws not discoverable through inspection. The warranty extends to a five-year term if the defects are caused by: (i) the use of materials below the requisite quality standards; (ii) poor execution; or (iii) faulty land. We also provide a ten-year warranty for structural defects, and assume the terms and conditions of our finishes suppliers’ warranties.

Quality Assurance

In 2021, our operations were certified according to the following international standards:

		ISO 9001 (QUALITY)	ISO 14001 (ENVIRONMENTAL)	OHSAS 45001 (SECURITY AND SAFETY)	OTHER
Infrastructure	Linea 1	x
Energy	UNNA Energía	x	x	x
Engineering and Construction	Cumbra Ingeniería	x	x	x	x
	Cumbra	x	x	x
	Morelco	x	x	x	x
	VyV - DSD	x	x	x

Infrastructure:

●	Linea 1: ISO 9001 for the operation and conservation of railway infrastructure and rolling stock of the Transport System - Line 1.

Energy:

●	UNNA Energía: ISO 9001, ISO 14001 and ISO 45001: certified for oil production operations in Blocks I, III, IV y V; gas processing in gas plant in Talara; Reception, storage and dispatch of products derived from hydrocarbons in Terminals Eten, Salaverry, Chimbote, Supe y Callao; and support processes.

Engineering and Construction:

●	Cumbra Ingeniería: ISO 14001, ISO 9001, ISO37001 and ISO 45001.

●	Cumbra: ISO 9001 in project management control processes; ISO 14001 and ISO 45001 in engineering, procurement and construction of electromechanical projects, civil works and buildings.

●	Morelco: ISO 14001, ISO 9001, ISO37001 and ISO 45001

●	Vial y Vives—DSD: ISO 14001, ISO 9001 and ISO45001.

Environmental, Social and Governance

We have a renewed focus on Environmental, Social and Governance (“ESG”) factors management. The new Board of Directors has created a ESG committee, led by Gema Esteban, member of our Board of Directors and IG4’s Capital Global Head of ESG.

We are focused on achieving long-term sustainable growth for our shareholders while maintaining trust with all of our stakeholders: customers, suppliers, shareholders, and the society as a whole. We want to conduct business in a manner that is not only economically viable, but also beneficial to greater society and environmentally responsible.

This renewed focus on ESG factors will lead us to be an inclusive employer, committed to the highest standards of ethics and corporate governance, promoting human rights, protecting the safety and wellbeing of our employees, and developing sustainable infrastructure that preserves our planet.

In addition, environmental and climate change mitigation and adaptation continues to be a key area of focus and we have made progress in a number of areas:

●	We continue to make progress on our commitment to respect for the environment, with the efficient use of our resources we generate the conditions that allow the preservation of the environment; supported by actions, policies, high standards and compliance with regulatory norms. We work guided by three management objectives: (i) reduce the environmental impact of our operations, (ii) promote a responsible culture in the use of resources, and (iii) design solutions that optimize the environmental performance of our clients and society.

●	We have solid technical-environmental standards based on international standards and ISO 14001 environmental certification. Using these standards and information, we have continued to generate favorable conditions for the preservation of the environment and the implementation of reduction programs across our businesses.

●	Our management system allows us to identify risks related to environmental issues, and policies, processes, and controls have been developed to mitigate and manage these risks adequately.

The focus of our social investment projects includes education and capacity building to foster job creation and the promotion of responsible citizen behavior, particularly among our users, suppliers and neighboring communities. The following are key programs we perform for the benefit of society:

●	Metro Culture: We conduct workshops that transform trains and train stations into centers of social and cultural education to promote respect and tolerance. In 2021, we reached more than 35,000 people with our virtual artistic presentations, and we incorporated approximately 6,500 people in face-to-face health campaigns and more than 100,000 participated in our talks on topics related to health care on virtual platforms.

●	Road Safety Education: This program promotes our culture of safety and accident prevention by training communities surrounding roads and highways that we operate or maintain. In 2021, we provided 48 training courses with the total participation of 1,415 participants. Also, in a strategic alliance with the Ministry of Transportation and Communications, we trained more than 400 teachers from the area of influence of Line 1 of the Lima Metro, belonging to more than 200 schools.

●	Ayni: This social support program aims to improve the quality of life in urban areas by promoting respectful coexistence among new owners of our real estate projects. The initiative trains neighbors on several legal and managerial matters and on conflict management and leadership. In 2021, the program trained approximately 3,500 people.

●	Labor Capabilities: This is a recruitment program where we share construction knowledge and train community members on building techniques, risk prevention and leadership skills. In this way, we increase the employability of members of local communities, generate formal jobs, reduce project risks, develop more efficient recruiting processes, and strengthen the trust with local communities. In 2021, we trained approximately 1,434 participants, 40% of whom joined the group.

●	Trainee Program: This program is designed to attract and train young talents in engineering. In 2021, we recruited 10 young people from a total of approximately 1,300 participants.

Regulatory Matters

Set forth below is a description of the regulatory framework applicable to our company. We believe we are in compliance, in all material respects, with applicable laws and regulations in all of our business segments.

Measures regarding COVID-19

In March 2020, the Peruvian government declared a state of emergency (estado de emergencia) as a result of the COVID-19 pandemic and established a number of rules by Supreme Decree No. 184-2020-PCM (as amended).

As a result, the exercise of constitutional rights such as personal freedom and safety, domicile inviolability, free assembly and free transit have been suspended. Nevertheless, the engineering and construction, infrastructure (including the construction, operation and maintenance of infrastructure facilities) and real estate (including the construction and sale of properties) industries are operating in Peru, although subject to certain restrictions.

Infrastructure

Infrastructure and Public Services through Public Private Partnership Contracts

The Peruvian state has implemented a regulatory framework (Legislative Decree No. 1543, Legislative Decree No. 1362 and its regulations, approved by Supreme Decree No. 240-2018) that sets forth procedures and mechanisms for enhancing private investment for the development of public infrastructure, public services, any ancillary services, applied research projects and/or technological innovation, through Public-Private Partnerships (PPP) and Projects with State Assets.

The main aspects of this legal framework are the following:

1.	The Ministry of Economy and Finance (Ministerio de Economía y Finanzas) is the governing authority of the National System for the Promotion of Private Investment (SNPIP), composed by ministries and public agencies of the national government, the Agency for the Promotion of Private Investment—ProInversión, and regional and local governments.

2.	Investors participating in Public Private Partnerships are entitled to receive from the Peruvian state: (a) in the case of self-financed projects, tolls or fees to be collected from final consumers; (b) in the case of co-financed projects, payments from the government entity awarding the project; and (c) any other financing structure agreed between the parties.

3.	The management of Public Private Partnership contracts by the three levels of government (central or national, regional and local) is regulated by this legal framework.

4.	For projects in regulated sectors, the monitoring of Public Private Partnership contracts is subject to the provisions of the Law No. 27,332, Framework Law for Regulators on Private Investment in Public Services. According to this law, OSIPTEL, OSITRAN, SUNASS and OSINERGMIN should primarily safeguard the compliance of service levels agreed in Public Private Partnership contracts. For this purpose, Public Private Partnership contracts must establish the necessary arrangements to ensure timely and efficient supervision during the performance of the contract. In addition, governmental entities are required to ensure timely participation of regulatory agencies when the authority of any such regulatory agencies is an issue in an arbitration conducted with a private investor.

5.	Favorable opinions for the Public Private Partnership Agreements from the General Comptroller Office of Peru are required. The General Comptroller will issue a report on any aspects that may jeopardize the financial capacity of the Peruvian state, according to Law No. 27,785, Organic Law of the National Control System and the General Comptroller of Peru.

6.	Investors interested in participating as bidders in private investment processes must review the list of restrictions and prohibitions established in the Public Procurement Law. Whether an investor is barred from participating shall be determined through administrative channels, and such restriction may apply to any expected strategic partners or to companies who have exercised direct control over the investor.

7.	The development of projects related to assets owned by the Peruvian state (Legislative Decree No. 674, Law Promoting Private Investment in State Enterprises and its regulations enacted by Supreme Decree No. 070-92-PCM) can be carried out by private sector initiatives, without committing any public resources or transferring any risks to public entities, unless expressly required by law.

Each of our subsidiaries Norvial, Survial, Canchaque and Line 1 has entered into a concession agreement with ProInversión and the Peruvian Ministry of Transportation and Communications. La Chira has entered into concession agreements with ProInversión and Sedapal S.A. These agreements were entered into in accordance with the provisions in force at the time of their execution.

Infrastructure Construction and Safety

Infrastructure concessionaires must assure that the construction companies they hire to construct infrastructure projects comply with rules that apply to construction projects. In addition, companies engaged in road construction must comply with the guidelines issued by the Road and Railways General Directorate of the Peruvian Ministry of Transportation and Communications and with the National Road Infrastructure Management Regulation regarding road construction, maintenance and safety. These regulations establish procedures for authorizing road construction and approving work contracts, among others.

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

The concession agreements establish grounds for termination including mutual agreement of the parties thereto, force majeure, the breach of certain contractual obligations and unilateral early termination by the government. Additionally, in the case of La Chira and the Lima Metro, the agreement can be terminated unilaterally by the grantor, with the payment of compensation. On the expiration date, all of the assets that are essential for the operation of the concession are considered the state’s property and no compensation is paid to the concessionaire.

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

Energy

Exploration and Production

UNNA Energía is engaged in two major activities relating to the exploration and production of oil and gas: exploration and production of oil fields; and providing services to the oil industry.

Exploration and Production of Oil Fields

Peru’s hydrocarbon legislation regarding oil and gas exploration and production activities includes, among others, by law No. 26221 or the Hydrocarbons law whose amended and restated text was approved by Supreme Decree No. 42-2005-EM and the regulations governing the qualification of petroleum companies; the exploration and production of hydrocarbons; the transportation of hydrocarbons; and safety requirements in such activities.

The foregoing regulations define the roles of Peruvian government agencies that regulate the oil and gas industry; provide the framework for the promotion and development of hydrocarbon activities based on the principles of private-sector competition and access to all economic activities; and set the safety and security standards as well as the legal proceedings for carrying out operations.

The Peruvian Constitution establishes that the government is the sole owner of underground hydrocarbons within its national territory. Perupetro is the government entity authorized to negotiate and enter into agreements for the exploration and/or production of hydrocarbons.

In addition, the Peruvian Ministry of Energy and Mines, the Environmental Evaluation and Supervision Agency (“OEFA”) and OSINERGMIN are governmental entities entitled to oversee and supervise oil and gas activities.

The Peruvian Ministry of Energy and Mines is responsible for devising energy and mining policies; supervising activities in the energy and mining sectors; and promoting investments in those sectors. Within the Peruvian Ministry of Energy and Mines, the General Director of Hydrocarbons (“DGH”) is responsible for regulating the development of oil and gas industry and the General Director of Environmental Affairs related to Hydrocarbons is responsible for reviewing and approving regulations related to environmental risks associated with hydrocarbon exploration and production activities.

OEFA is a regulatory agency ascribed to the Peruvian Ministry of the Environment and is responsible for evaluating and ensuring compliance with applicable environmental rules covering hydrocarbon activities, as well as for imposing fines and other administrative penalties when a breach of an environmental regulation occurs.

OSINERGMIN is a public entity affiliated to the Presidency of the Council of Ministers’ (Presidencia del Consejo de Ministros) office and is responsible for ensuring compliance with safety and security standards in the energy and mining industries, as well as imposing fines and other administrative penalties.

UNNA Energía is subject to the supervision, authority and regulations enacted by the foregoing agencies.

Regarding hydrocarbon exploration and production activities, companies are required to enter into either a licensing or a services agreement with Perupetro; nevertheless, other contractual arrangements are permitted with prior approval from the Peruvian Ministry of Energy and Mines. The foregoing agreements are governed by private law and must be approved by the Peruvian Ministry of Energy and Mines and the Peruvian Ministry of Economy and Finance.

Under licensing agreements, licensees are entitled to explore and produce hydrocarbons in an area set forth by the agreement, are granted ownership over the extracted hydrocarbons and may trade the hydrocarbons with no limitations on sales prices, except in the event of a national emergency. As consideration for the grant of rights under the licensing agreement, the licensee pays royalties to the government.

Services agreements grant contractors the right to perform hydrocarbon exploration and production activities in a determined area and receive compensation according to the production of hydrocarbons. The contractor is technically and financially responsible for the operations, but Perupetro maintains the ownership over the hydrocarbons extracted. UNNA Energia is party to services agreements with respect to Blocks V, and to licensing agreements with respect to Blocks III and IV. Each block has an independent contract with Perupetro. As for Block I, the term of the corresponding service agreement concluded on December 26th, 2021.

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

Additionally, a company must be qualified by Perupetro prior to entering into hydrocarbon exploration and production agreements. In order to qualify, a company must meet the standards under the Qualification of Petroleum Companies Rules approved by Supreme Decree No. 030-2004-EM, that require companies to demonstrate that they have the technical, legal and financial capacity to comply with all the obligations they will assume under the agreement with Perupetro. Such capacities are measured according to the characteristics of the area to be explored or produced, the expected investment required for the project, and the strict fulfillment of the rules regarding prior consultation (if applicable), citizen participation and environmental issues related to the operation’s performance. Upon a positive evaluation, the company is issued a qualification certificate from Perupetro that allows it to initiate the negotiations of the agreement. Notwithstanding the foregoing, the company remains responsible for obtaining all other licenses, permits and approvals required by applicable regulation.

Under the current regulation, 30 years is the maximum term of services and licensing agreements for the production of crude oil. On the other hand, the production of natural gas and condensates-related services or licensing agreements have a maximum term of 40 years. AENZA currently acts as UNNA Energía’s guarantor in all of the Block III, Block V and Block VI contracts.

UNNA Energía must comply with Supreme Decree No. 043-2007-EM regarding the safety of both company staff, facilities and equipment for its activities. OSINERGMIN is the authority responsible for the supervision and enforcement of the foregoing rules.

Services to the Petroleum Industry

Peruvian regulation provides that all companies that enter into a service agreement with any company that holds a licensing or services agreement must be registered as a subcontractor in the Hydrocarbons Public Registry in case they render any of the following services: (i) geological studies, geophysical studies, petroleum engineering related to drilling operations, production and well services; or (ii) construction of oil pipelines, gas pipelines, refineries and their maintenance, and specialized transportation by land, air, sea or river. The registration of a company as a subcontractor in the Hydrocarbons Public Registry is subject to the prior authorization of the DGH.

On June 1, 2004, UNNA Energía was included as a subcontractor for the petroleum industry in the Hydrocarbons Registry of Lima’s Public Registry of Legal Entities; such registry remains in force as of the date of this annual report.

Environmental Regulations

The Peruvian Ministry of Energy and Mines is responsible for enacting environmental regulation for the oil and gas sector. The Oil and Gas Environmental Protection Regulation, approved by Supreme Decree No. 039-2014-EM as modified by Supreme Decree No. 023-2018-EM, sets out the legal framework and specific rules applicable to the exploration, production, refinement, processing, transportation, commercialization, storage and distribution of hydrocarbons, with the aim of preventing, controlling and remedying the negative environmental impacts arising from the foregoing activities.

The Peruvian Ministry of the Environment establishes general environmental rules applicable to economic activity in general, in contrast to the specific rules enacted by the Peruvian Ministry of Energy and Mines regarding the oil and gas sector. Environmental laws and regulations are enforced by the National Environmental Enforcement Agency, OEFA (Organismo de Evaluación y Fiscalización Ambiental) which was created in 2008. Sanctions range from warnings and fines to suspension of activities and the imposition of the obligation to adopt specific tasks to mitigate environmental damages, among others. In this regard, a breach of the obligations contemplated in the Environmental Impact Assessments in the hydrocarbons sector may originate fines up to 30,000 Tax Units (approximately US$33 million or S/132 million) according to the applicable law.

The main environmental rules applicable to UNNA Energía’s hydrocarbon projects include:

●	obtaining an environmental certification and adopting the necessary measures to prevent and/or mitigate environmental impacts resulting from their activities;

●	meeting minimum size, environmental and safety requirements applicable to worksites; handling and storing of hydrocarbons pursuant to safety and environmental requirements; establishing programs to monitor environmental issues; and

●	providing training on environmental matters related to employee and personnel activities and responsibilities, especially with respect to regulations and procedures established for environmental protection and the environmental and legal consequences of non-compliance.

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

Engineering and Construction

Regulatory Framework Applicable to Contracts with the Public Sector

As of the date of this annual report, Peru’s Public Procurement Law, approved by Supreme Decree No. 082-2019-EF (Texto Único Ordenado de Ley de Contrataciones del Estado) and its Regulations which, in turn, were approved by Supreme Decree No. 344-2018-EF, governs the acquisition of goods, provision of services and works contracted with public entities. Article 29 of Supreme Decree No. 344-2018-EF establishes that, at the beginning of the procurement process, the contracting public entity must prepare a technical file describing the characteristics of the services it intends to contract and the selection process for its counterparts, among other specifications.

The selection processes are established in Article 53 of Supreme Decree No. 344-2018-EF as follows:

●	public biddings (licitación pública), applicable to goods and works;

●	public tenders (concurso público), applicable to services, including consulting services;

●	simplified award (adjudicación simplificada), applicable for the acquisition of any of the following: (i) goods, if their value exceeds S/36,800 and is under S/400,000; (ii) services, if their value exceeds S/36,800 and is under S/400,000; and (iii) works, if their value exceeds S/36,800 and is under S/2,800,000;

●	electronic reverse auction (subasta electrónica inversa), applicable to goods and services with values exceeding S/36,800;

●	selection of individual consultants (selección de consultores individuales), applicable for the hiring of qualified consultants who do not need teams of personnel or additional professional support, if their value exceeds S/36,800 and is under S/60,000;

●	price comparison (comparación de precios), applicable to goods and services that are easy to obtain in the market and that are not manufactured, produced, supplied or provided under a particular description or set of instructions given by the contracting entity, if their value exceeds S/36,800 and is under or equal to S/69,000; and

●	direct contracting (contratación directa), applicable to goods, works and services, in emergency situations arising from catastrophic events, involvement of national security, shortages, among other specific scenarios set forth in the regulations.

In addition, Supreme Decree No. 344-2018-EF establishes that the selection processes include the following phases:

●	in the case of public biddings, public tenders and simplified award: notice; registration of participants; submission and reply of inquiries and observations; absolution of inquiries and observations; notice of bid rules in final version; submission of bids; evaluation and qualification of bids; and award (articles 70, 79 and 88);

●	in the case of the selection of individual consultants: notice; registration of participants; submission of bids; evaluation and qualification of bids; and award (article 92); and

●	in the case of price comparison: notice to at least 3 bidders, submission of bids, and award to the lowest bid (articles 98 and 99).

Article 46 of Peru’s Public Procurement Law establishes that any participants in a public procurement process must be registered in the Peruvian National Suppliers Registry and must not be banned from contracting with the state. Article 9 of Supreme Decree No. 344-2018-EF establishes that this registration has an indefinite validity and that all contractors must keep information updated.

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

Cumbra and Cumbra Ingeniería are registered in the Peruvian National Suppliers Registry as a construction and a consulting company, respectively.

Article 35 of Supreme Decree No. 344-2018-EF establishes the types of contracts that may be entered into by public entities:

●	lump-sum (sistema a suma alzada), applicable when the amounts, scales and technical specifications are determined in the terms and conditions of the selection process. The bidder submits its proposal indicating a fixed amount and a term for the completion of the agreement;

●	unit price, rates or percentages (sistema de precio unitario, tarifa o porcentajes), applicable when the nature of the service to be provided does not allow an accurate determination of the required quantities or dedication time;

●	lump-sum and unit price, rates or percentages mix (esquema mixto de suma alzada y precios unitarios), applicable when the included items have known quantities or quantities which can be known with accuracy and precision, they can be contracted under the lump sum scheme, however when items where the quantities cannot be known have to be contracted under the unit price system; and

●	fixed amount plus success fee (honorario fijo y comisión de éxito), applicable in contracts for rendering services. The fixed amount and success fee may be estimated on the basis of percentages.

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

Mining

Cumbra must comply with the Mining Occupational Health and Safety Regulation, approved by Supreme Decree No. 024-2016-EM, and other related regulations for their mining-related construction activities including the construction of mineral processing plants and other mining-related buildings, among others. In developing mining projects, our subsidiaries’ personnel must follow the safety programs and be familiar with internal rules from their mining sector client. The SUNAFIL and OSINERGMIN are the Peruvian authorities responsible for supervising and enforcing compliance of the foregoing rules. The most relevant of the safety rules with which Cumbra must comply include: (i) creating an internal safety and health regulation policy and selecting a manager responsible for its implementation; (ii) monitoring and recording workplace accidents and occupational diseases; (iii) providing information to employees regarding the safety risks related to their work; (iv) providing employees necessary first aid and medical attention in the event of a workplace accident; (v) providing employees the necessary tools, equipment or materials to perform their activities safely; and (vi) evaluating risks in order to establish accident prevention and mitigation plans.

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

Real Estate

Since 1987, we have been operating in the Peruvian real estate sector. In 2008, we incorporated Viva to concentrate the group’s activities in this sector including promoting and managing real estate projects including public interest housing, residential and commercial real estate projects.

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

Environmental Regulations

The Environmental Protection Regulation for real estate, urbanism, construction and regularization related projects is approved by Supreme Decree No. 015-2012-VIVIENDA (modified by the Supreme Decree No.019-2014-VIVIENDA and Supreme Decree No. 0082016-VIVIENDA), sets out to prevent, mitigate, control and remedy negative environmental impacts that may arise from real estate developments. Prior to initiating construction works, companies are required to obtain an environmental authorization from the Housing, Urbanism, Regularization or Construction National Directorate of the Peruvian Ministry of Housing, Construction and Sanitation and to comply with the provisions set forth in the corresponding environmental impact assessment.

The main environmental rules applicable to our real estate projects include the following:

●	undertaking an environmental impact assessment; and

●	requesting the environmental classification of our projects, which depends on the environmental risks associated therewith.

Licenses

Article 10 of the amended and restated Text of the Urban Habilitation and Buildings Law No. 29090, approved by Supreme Decree No. 006-2017, establishes the license requirements for urban habilitation and construction, depending on land size, the dimensions of the work to be undertaken and the financial target.

Upon completion of the real estate development and construction stages, as the case may be, the following requirements must be met:

●	for urban development, the reception of the works (recepción de la obra) must be requested to the corresponding municipal government in compliance with Article 19 of the amended and restated Text of the Urban Habilitation and Buildings Law; and

●	for construction, the conformity of the works (conformidad de obra) must be requested to the corresponding municipal government in compliance with Article 28 of the amended and restated Text of the Urban Habilitation and Buildings Law, accompanying the request with the construction plans and the construction statement (a description of the technical conditions and characteristics of the work performed).

Exclusive and Common Property Real Estate Units Regimes

The Law on the Buildings Regularization, on the Edification Declaration Proceeding and on the Exclusive and Common Property Real Estate Units Regime, approved by Law No. 27157, establishes the legal regime applicable to real estate comprised of assets with exclusive and common property, including, among others, (i) apartment buildings; (ii) condominiums; (iii) units under co-ownership; and (iv) commercial spaces, such as galleries and malls. The foregoing construction projects must include internal by-laws prepared or approved by the sponsor or builder, or by the owners with the vote of the majority of participating owners, the content of which is regulated in Article 42 of the aforementioned law. Articles 40 and 41 of the foregoing law itemize the assets and services that qualify as common.

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

Fondo Mivivienda

The acquisition of public interest housing units developed by Viva is often financed by Fondo Mivivienda S.A., a government owned financial institution established in 1998 by Law No. 26912, with the purpose of (i) promoting and financing the acquisition, bettering and construction of houses, especially those of social interest; (ii) carrying out activities related to the fostering of capital flows to the housing financing market; (iii) participating in the primary and secondary markets of mortgage credits; and (iv) contributing to the development of the capital markets.

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

AENZA
unna Infraestructura
línea 1 Metro de Lima 75.00%
norvial 67.00% [1]
survial 100.00%
canchaque 99.96%
Concesionaria La Chira 50.00%
UNNA Transporte 100.00%
unna Energía
Energy 95.00%
CUMBRA
CUMBRA 98.87%
CUMBRA Ingeniería 89.41% [2]
VIALYVIVES-DSD UNA EMPRESA DE CUMBRA 94.49%
MORELCO UNA EMPRESA DE CUMBRA 70.00%
VIVA
VIVA 56.22% [3]
Almonte 50.45%

(1)	In June 2018, the company assigned economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares of Norvial. The company continues to possess 67% of the voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns 16.80% and Inversiones en Infraestructura Peru SAC owns 16.20%.
(2)	66.6% of Cumbra Ingeniería shares have been assigned to a trust formed to the benefit of the Peruvian state to secure the company’s contingent obligation to pay compensation resulting from the investigations of the company by the Peruvian state. See “Item 3.D. Key Information—Risk Factors—Risks Related to Key Developments—Investigations regarding potential corruption or other illegal acts could have a material adverse effect on our business, financial condition and results of operations”.
(3)	43.3% of the share capital of Viva is held by our subsidiary Cumbra.

The following is a brief description of our principal operating subsidiaries:

●	Infrastructure:

●	Toll Roads:

●	Norvial, incorporated in Peru, is the concessionaire of the 183 km stretch between Ancón and Pativilca of the Panamerican Highway. Norvial is comprised of common shares (Class A), and non-voting shares (Class B). In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. The company continues to possess 67% of voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns 16.80% and Inversiones en Infraestructura Peru SAC owns 16.20%.

●	Survial, incorporated in Peru, is the concessionaire of the 750 km highway between Marcona and Urcos in Peru. AENZA owns 99.995% of Survial, and the remaining 0.005% is held by UNNA Transporte.

●	Canchaque, incorporated in Peru, is the concessionaire of the 78 km highway between the towns of Buenos Aires and Canchaque in Peru. AENZA owns 99.96% of Canchaque, and the remaining 0.04% is held by UNNA Transporte.

●	UNNA Transporte, incorporated in Peru, is engaged in the operation and maintenance of infrastructure assets. AENZA owns 99.9983% of UNNA Transporte and the remaining 0.0017% is held by Cumbra.

●	Mass Transit:

●	Línea 1, incorporated in Peru, is the concessionaire of Line 1 of the Lima Metro. AENZA owns 75% of Línea 1; the other 25% is held by Ferrovías Participaciones S.A., a railway infrastructure company.

●	Water Treatment:

●	La Chira, incorporated in Peru, is the concessionaire of La Chira waste water treatment plant in southern Lima, Peru. AENZA owns 50% of La Chira; the other 50% is held by Acciona Agua S.A., an affiliate of a waste water treatment and distribution company.

●	Energy:

●	UNNA Energía, incorporated in Peru, is engaged in the oil and gas business and provides hydrocarbon extraction services to Perupetro, a Peruvian state oil company; owns a gas processing plant; and, through a joint operation with a Peruvian affiliate of Oiltanking GmbH, operates five fuel terminals in Peru. AENZA owns 95% of UNNA Energía; the remaining 5% is held by a former company executive.

●	Engineering and Construction:

●	Cumbra, incorporated in Peru, is one of the oldest and largest construction companies in Peru. AENZA owns 98.87% of Cumbra; the remaining 1.13% is held by former and current company senior managers.

●	Vial y Vives—DSD S.A. (“Vial y Vives—DSD”), incorporated in Chile, is an engineering and construction company specialized in the mining sector and in providing services to the energy, oil and gas, and cellulose sector. Cumbra, through GyM Chile SpA, owns 94.49% of Vial y Vives—DSD; Inversiones VyV S.A., a company controlled by the founders of Ingeniería y Construcción Vial y Vives S.A., (which merged to form Vial y Vives—DSD) owns 1.36%; and the remaining 4.15% is held by third parties.

●	Cumbra Ingeniería, incorporated in Peru, is primarily engaged in engineering consultancy for projects in the mining, hydrocarbons, electrical, agricultural, industrial, tourism and transportation sectors. AENZA owns 89.41% of Cumbra Ingeniería (66.6% of Cumbra Ingeniería’s shares have been assigned to a trust created in benefit of the Peruvian state to secure the company’s contingent obligation to pay compensation to the Peruvian state in respect of investigations of the company by the Peruvian state), and the remaining 10.59% is distributed among former company senior managers (5.27%) and successors thereof (5.32%).

●	Morelco, incorporated in Colombia, is a recognized specialist in electromechanical assemblies, civil works, and services for the oil and gas and other energy sectors. Our subsidiary Cumbra owns 100.0% of Morelco.

●	Real Estate:

●	Viva, incorporated in Peru, is focused on the development and sale of affordable housing and housing, as well as other real estate projects such as office buildings and shopping centers. AENZA directly owns 56.2% of Viva, Cumbra owns 43.3%; and the other 0.46% is owned by a company executive.

D.	Property, Plant and Equipment

Approximately 88.23% of our assets are located in Peru, with the remaining balance located in Chile and Colombia. At December 31, 2021, the net book value of the assets of the company was US$75.3 million (S/301.2 million). We currently lease certain machinery and equipment from vendors. The term of our leasing contracts ranges from two to five years, depending on the nature of the equipment. Leased machinery and equipment are capitalized for accounting purposes. Our principal executive offices, which we lease, are located at Av. Petit Thouars 4957, Miraflores, Lima, Peru.

Insurance and Contingency Planning

We have insurance coverage for fire, earthquakes, strike, riot, malicious damage, vandalism and terrorism; loses or damages to construction machinery and equipment; destruction or disappearance of property; civil liability, including physical harm to third parties; professional liability; transportation; vehicle theft, collision, rollover, fire and accidents; and directors and officers’ liability. Additionally, we carry different policies for specific risks related to our business segments. Our management considers this coverage to be sufficient to cover probable losses and damages, taking into consideration the nature of our activities, the risks involved in our transactions and the advice of our insurance brokers.

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

Overview

We have a diversified portfolio of business units that includes a leading infrastructure management and development platform in Peru, one of the largest engineering and construction company in Peru with a presence in Colombia and Chile, one of the real estate leader in the affordable housing market in Peru, and one of the top oil and gas companies in Peru. With more than 88 years of operations, we have a long track record of successfully completing the engineering and construction of many of Peru’s landmark private- and public-sector infrastructure projects, such as the Lima International Airport and the Peru liquid natural gas liquefaction plant, and we believe we have a track record of operational excellence in our markets. We have developed a highly-experienced management team, a talented pool of more than 1,600 engineers and a skilled work force that share our core corporate values of quality, professionalism, reliability and efficiency.

The Impact of the Ongoing Coronavirus (COVID-19) Pandemic

The ongoing COVID-19 pandemic and government measures to contain the spread of the virus disrupted economic activity, and, consequently, adversely affected our business, results of operations and financial condition. As conditions are uncertain and can change rapidly, it is difficult to predict the full extent of the impact of the pandemic.

Countries around the world—including Peru as well as Chile and Colombia—have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions, requiring closures of non-essential businesses, establishing restrictions on public gatherings, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines, mandatory vaccines and similar actions. Depending on how the spread of the virus continues to evolve including as a result of the emergence of new variants, governments may adopt new extraordinary measures.

According to the International Monetary Fund, during 2020, the global economy contracted by 3.3%, with Latin America contracting 7.0% and Peru, Chile and Colombia, in particular, contracted 11.1%, 5.8% and 6.8%, respectively. In 2021, the global economy recovered, even with the resurgence of COVID-19 variants. According to the International Monetary Fund, during 2021, the global economy grew by 5.9%, with Latin America growing 6.3% and Peru, Chile and Colombia, in particular, growing 13.3%, 12% and 10.6%, respectively. However, the impact of the pandemic on economic activity was severe, and we cannot predict the extent to which the economies in the countries where we operate will ultimately be impacted.

The COVID-19 pandemic adversely affected our results of operations during the 2020. Infections caused halts and delays in our engineering and construction projects, which caused us to renegotiate performance targets with certain clients. These interruptions and negotiations added costs with respect to our projects, and caused us to include additional allowances for certain accounts receivable and impairments to the group’s long-term assets. Moreover, from mid-March until the end of May 2020, substantially all of our engineering and construction projects, particularly in Peru, and real estate projects, were mandatorily shut down. Our infrastructure operations, which have for the most part been declared essential businesses, have continued; however, certain of our infrastructure businesses were adversely affected, in particular, by the sharp decline in traffic volumes and fluctuations in oil and gas prices. Additionally, the Peruvian Congress suspended the payment of tolls on roads between May and June of 2020.

Our results of operations for 2021 show a significant recovery compared to 2020. During 2022 to date, our operations are proceeding in a normalized manner, with all established health and safety protocols. Furthermore, in our Infrastructure business, our Norvial concession exceeded pre-pandemic traffic levels and the Energy business has benefited from a significant recovery in oil and gas prices. The Engineering and Construction business increased the productivity of its projects in execution and the Real Estate business increased the sale and delivery of low-income housing units.

We have taken significant measures to mitigate the impact of the crisis on the company. Among other measures, we continue to prioritize the health and safety of our employees, as well as the medium-term sustainability of their employment. Certain actions we have taken include: the design and implementation of protocols to return to project sites, the creation of new office layouts to be compliant with social distancing guidelines, the development of telecommuting schemes, and other cost-saving initiatives. For more information on measures we are evaluating to reduce expenses.

On April 23, 2022, the Peruvian government extended the State of National Emergency until May 31, 2022. Likewise, certain economic activities are restricted, according to the applicable alert level, in each department of Peru. Management considers that the measures taken by the national authorities currently have limited impact on the continuity and development of the operations of the company, because the activities performed are within the group of permitted activities. Our management continues to monitor the evolution of the situation and the guidance of the national and international authorities, since events beyond our control may arise that require modifying our business plan. The COVID-19 pandemic could affect our ability to continue to conduct our business in the ordinary course and, therefore, affect our financial condition and results of operations. However, as of the date of this annual report, we do not currently expect that our operations and our business will be significantly affected in the future.

Key Developments

We participated in six construction and operation of infrastructure projects in Peru with Odebrecht during the period from 2002 to February 2017 (known as: IIRSA South (tranches II and III); IIRSA North; Tranches 1 and 2 of the Lima Metro; Gasoducto Sur Peruano; and Chavimochic). Our stakes in these projects ranged from 17% to 33%. None of these projects have been operating since February 2017.

In December 2016, Odebrecht entered into a plea agreement with U.S., Brazilian and other authorities in which they admitted to making illegal bribery payments in connection with projects in various countries, including Peru. These projects include certain consortia and companies in which we participated. As a result of the plea agreement, Peruvian prosecutorial authorities have initiated criminal investigations against our company and certain of our former directors and senior managers.

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

On January 24, 2017, the Peruvian government terminated the concession due to GSP’s failure to obtain the required project financing by the stipulated deadline. As a result, we recognized impairments with respect to our investment in and long term account receivables from GSP and our participation in Consorcio Constructor Ductos del Sur (CCDS).

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

On December 4, 2017, GSP voluntarily commenced bankruptcy proceedings before INDECOPI. We registered a claim for accounts receivable for US$169.7 million that is held in trust for the benefit of the company’s creditors. The debt recognition stage of the bankruptcy process has concluded and we expect the call for the creditors’ assembly to occur during 2022. Under the Peruvian bankruptcy law, the creditors assembly is to decide whether GSP will be restructured or liquidated. GSP’s only substantial asset is the claim for government payment described above, as contemplated under the concession contract in the event of termination. We expect that the creditors assembly will approve the liquidation of the company and appoint an external party (i.e., liquidator) to conduct the process.

Although the concession contract provides that payment must be made within one year of termination, the Peruvian Ministry of Energy and Mines has not made any payment or, to our knowledge, initiated the payment process or the auction process for a new concessionaire. As a result, after the six-month period mandated by the concession contract for the parties to discuss the matter, in October 2019, we asserted our rights against the Peruvian government by filing a request for arbitration before the International Centre for Settlement of Investment Disputes. However, in December 2019 we withdrew our request for arbitration, as required by Peruvian prosecutorial authorities under the preliminary settlement and cooperation agreement we entered into with Peruvian anticorruption prosecutor and the ad hoc Peruvian state counsel.

We made total investments in the GSP project of US$243 million (S/811 million), which we financed in part with borrowings. We also assumed our proportional obligation to repay the project’s bridge loan in an amount of US$129 million (S/436 million) and the project’s performance guarantee in amount of US$52.5 million (S/177 million) and recorded them as other financial liabilities and other accounts payable, respectively, in our consolidated financial statements. We also recorded an account receivable for the same amounts, since we have the right to collect these amounts from GSP. According to our estimates, under the terms of the concession contract, taking into account the subordination arrangement, and based on receiving payment equal to 72.25% of the net carrying amount, in accordance with IFRS, in 2016 we recorded an impairment to our equity investment in GSP in the amount of S/593.1 million (approximately US$175.5 million) to reflect a write-off of equity value in GSP. Although GSP’s right to compensation pursuant to the concession contract, due to the Peruvian government’s failure to pay, is 100% of the net carrying amount, our company had accounted for 72.25% due to political uncertainty, GSP’s bankruptcy process with INDECOPI, and disagreements with the other GSP shareholders. In addition, during 2016 our gross profit decreased by S/15.2 million (US$4.5 million) due to the impact of the early termination of the construction consortium (Consorcio Constructor Ductos del Sur or CCDS), in accordance with IFRS. Also during 2016, we registered a discount of the related long term account receivable in financial expenses of S/77.4 million (US$22.9 million) and wrote off S/180 million (US$54 million) in respect of the deferred income tax asset. In addition, the termination of the GSP gas pipeline concession reduced our backlog as of December 31, 2016 by US$855 million (S/2,889.0 million), representing 30.2% of our E&C backlog and 33.8% of our total backlog. After taking into account these effects, we recorded S/654.8 million (US$197.3 million) in connection with our investment in GSP and S/2,079.2 million (US$627.6 million) in related receivables as of each of December 31, 2016, 2017 and 2018.

As of December 31, 2019, as a result of the withdrawal of our request for arbitration against the Peruvian government in December 2019, we impaired the remaining amount of our investment in GSP. Also in 2019, taking into account that a meeting of GSP creditors had yet to occur and that GSP’s bankruptcy proceedings remain in the debt recognition stage, we recognized an impairment of US$81.5 million (S/276 million) to our long-term account receivable from GSP, based on our estimate that GSP is likely to recover 50% (rather than the previous estimate of 72.25%) of the net carrying amount; we adjusted the net present value of the remaining account receivables by US$17 million (S/58 million) pursuant to IFRS rules; and we wrote-off US$54 million (S/180 million) over the deferred income tax asset associated with the company’s investment in GSP. As of December 31, 2021, after taking into account these effects, we continue to maintain S/620 million (US$171.1 million) in long-term receivables as a creditor of GSP.

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

With respect to our investment in GSP, we requested that the staff of the U.S. Securities and Exchange Commission (the “SEC”) grant relief from the financial statement filing requirements of Rule 3-09 of Regulation S-X (“Rule 3-09”) pursuant to Section 2430 of the Division of Corporation Finance Financial Reporting Manual, with respect to our investment in GSP. The SEC has not granted our company’s waiver request and, as a result, our company was required to file with the SEC separate financial statements for GSP for 2015, 2016 and 2017, with 2016 being audited. However, it has been impracticable for our company to comply with this requirement, because the audit opinion that was issued with respect to GSP’s 2016 financial statements included a disclaimer; our company’s loss of significant influence over GSP; and GSP’s limited management as the entity is in insolvency proceedings. We believe that GSP’s financial statements would not provide additional material information to investors. However, we cannot assure you that the SEC will not take actions against our company relating to our non-compliance, and, among other matters, in the event of a capital raise, our company may be temporarily unable to have a registration statement for a public offering of securities in the United States declared effective by the SEC. Separate financial statements for GSP for 2018, 2019, 2020 and 2021 are not required under Rule 3-09. For more information on GSP, see notes 5.1(e) and 15 to our audited annual consolidated financial statements included in this annual report.

Investigations and Settlement Processes

Our company and certain of our subsidiaries, and certain of our former directors and senior managers, have been charged in connection with criminal and civil investigations relating to certain of our projects in connection with our association with Odebrecht and in connection with our alleged participation in the alleged “construction club” during the period from 2004 to 2016.

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

Peruvian prosecutors have included José Graña Miró Quesada the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a former board member of our company and former chairman of our subsidiary Cumbra, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranche II), in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña and Hernando Graña, as well as Juan Manuel Lambarri, the former chief executive officer of our subsidiary Cumbra, have been charged in connection with Tranches 1 and 2 of the Lima Metro. On February 9, 2022, the Peruvian press reported that Peruvian prosecutorial authorities entered into plea agreements with José Graña Miró Quesada and Hernando Graña Acuña, which remain subject to judicial approval. These plea agreements are confidential under Peruvian law and we, therefore, do not know their content, however, they may include information related to wrongdoing or knowledge of improper behavior while José Graña Miró Quesada and Hernando Graña Acuña were at the company. We cannot assure you what they will ultimately say to government authorities, or that their statements will not adversely affect the company’s reputation.

Additionally, we understand that Peruvian prosecutors had initiated an investigation with respect to the Chavimochic project. Neither the company nor any of its affiliates or personnel were subject to investigation and therefore we have limited information. However, we understand that the Chavimochic investigation has subsequently been closed without any further action. The project has not been operational since 2017, and parties, without our participation, are currently in discussions with the Peruvian government in relation to the future of the project.

Settlement and Cooperation Agreement (Acuerdo Preparatorio de Colaboración Eficaz y Beneficios)

Following internal investigations on the events covered by the criminal investigations described above, the company provided all of the evidence found during its internal investigation to Peruvian prosecutorial authorities within the framework of a settlement and cooperation agreement process, in line with the company’s commitment to transparency and integrity. In May 2021, we entered into a settlement and cooperation agreement (Acuerdo Preparatorio de Colaboración Eficaz y Beneficios) with Peruvian prosecutorial authorities by which we acknowledged that certain of our former directors and former senior managers have used the company to commit wrongdoing and, as a result, we have agreed to indemnify the Peruvian government for the resulting damages. The agreement is related to investigations of substantially all of the construction and operation of infrastructure projects in Peru in which we participated with Odebrecht affiliates, as well as our alleged participation in the “construction club”, during the period from 2004 to 2016. Under the agreement, we have agreed to pay a civil penalty of S/321,916.404 and US$41,061,790 over 12 years, subject to a statutory interest rate in Peruvian and foreign currency, and to a pledge of collateral valued at S/197.0 million through a trust agreement that includes shares issued by a subsidiary of AENZA, a real estate asset guarantee and a debt service guaranty account. Among other conditions, the agreement includes a restriction on participating in new public construction and road maintenance contracts for two years from the approval of the agreement. As of December 31, 2021, we recorded an estimated provision reflecting the present value of the penalty, which amounted to S/164.6 million and US$18.9 million (in total, S/240.1 million, or approximately US$60.1 million).

According to the terms of the settlement and cooperation agreement, the civil penalty would cover the total contingency to Peruvian prosecutorial authorities to which the company is exposed as a result of the investigations of past projects in which the company participated with Odebrecht (other than the Chavimochic project) and investigations relating to an alleged participation in the “construction club” (excluding INDECOPI’s separate administrative proceedings). Nevertheless, the agreement remains subject to judicial approval and the terms and conditions are subject to confidentiality provisions. If the agreement is approved, the Prosecutor's Office would be obliged under the agreement to request, with respect to the projects subject to it, the complete exemption of the company from the scope of Law 30737 and its implementing regulation approved by Decreto Supremo No 096-2018-EF.

Investigations and Administrative Process Initiated by INDECOPI in relation to the Construction Club

INDECOPI initiated in 2017 investigations regarding allegations that certain construction companies in Peru, including our subsidiary Cumbra, colluded as a “construction club” to receive public contracts during the period from 2002 to 2016. On February 11, 2020, Cumbra was notified by the Technical Secretariat of the Commission for the Defense of Free Competition of INDECOPI of the beginning of a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anti-competitive conduct to procure government contracts. On March 9, 2021, we were informed that the Technical Secretariat of INDECOPI’s Commission for the Defense of Competition issued a lengthy opinion report that recommended to the commission the imposition of administrative fines in connection with the proceedings, including S/103 million (US$27.4 million) for Cumbra. We reviewed the report together with our advisors, and, on April 22, 2021, we filed a written reply with INDECOPI. The report was subject to approval by INDECOPI’s, which on November 15, 2021, ruled to sanction the companies and their senior managers, included Cumbra. On December 9, 2021, Cumbra filed an appeal against such ruling, suspending its application. Management has estimated the value of the company’s contingencies related to these administrative proceedings, and established provisions in the company’s audited consolidated financial statements in the amount of S/52.6 million (approximately US$13.2 million) as of December 31, 2021. See note 22 to our audited annual consolidated financial statements included in this annual report.

Investigations and Administrative Proceeding Initiated by INDECOPI for Anti-Competitive Practices in the Labor Market in the Construction Sector

On February 7, 2022, Cumbra and UNNA Transporte were notified that the Commission for the Defense of Free Competition of INDECOPI initiated an administrative sanctioning proceeding for alleged concerted distribution of suppliers in the labor market in the construction sector between 2011 and September 2017, in which competitor construction companies agreed not to hire staff of another party without its prior consent. As of December 31, 2021, Cumbra recorded an estimated provision amounting to S/4.8 million (or approximately US$1.2 million) related to this proceeding.

Asset Sales

In order to strengthen our liquidity and financial flexibility and make payments on our debt related to the GSP project, we sold multiple assets during 2017 and 2018.

On December 31, 2021 we recorded in our financial statements the sale of Adexus. As a result, the historical and for-the-period figures do not include Adexus as a continuous operation. We are also evaluating the sale of certain part of our land bank, which we do not consider to be strategic to our business, to meet our liquidity needs.

Tender Offer by IG4

On June 15, 2021, IG4 Capital Infrastructure Investments LP announced a tender offer for a total of 107,198,601 common shares equivalent to 12.29% of our outstanding shares. On August 10, 2021, IG4 purchased a significant shareholding participation amounting to 23.90% of the total outstanding shares, of which 12.29% was purchased within the tender offer and an additional 11.61% was acquired in transactions outside the tender offer. Furthermore, on August 12, 2021, certain shareholders of AENZA signed a trust agreement with IG4, as trustee, and La Fiduciaria S.A., in which, among other aspects, IG4 acquired the voting rights of common shares representing an additional 8.97% of the company for a period of eight years, which could be automatically renewed for an additional period of eight years. As of March 31, 2022, IG4 Capital Infrastructure Investments LP controls common shares representing a total of 30.05% of our capital stock.

New CEO and New Board of Directors

A new Board of Directors was elected for the period 2021-2024 at the general shareholders’ meeting held on September 20, 2021. In addition, on October 1, 2021, we appointed a new CEO. Mr. André Mastrobuono. For more information, see “Item 6. Directors, Senior Management and Employees.”

Strengthening of Anti-Corruption Program

In 2017, the company’s Board of Directors created the Risk & Compliance Committee and the Corporate Risk and Compliance Function reporting directly to the Board of Directors. The Board of Directors also provided this corporate function with additional resources, such that the Corporate Risk and Compliance function currently includes six experienced officers.

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

In parallel, the Board of Directors launched an integrity manifesto and conducted an internal investigation, led by U.S. counsel with the assistance of forensic accountants, with respect to our participation in consortia with Odebrecht. The Board of Directors also engaged international advisors and consulting firms that provided specialized anti-corruption training to the Board of Directors, senior management and middle management. These actions served as the foundation for a cultural change; the strengthening of governance; the enhancement of the tone at the top; and the transformation and enhancement of anti-corruption practices across the group.

In 2018, we re-launched key aspects of the Corporate Risk and Compliance Program focused on ethics and anti-corruption compliance. The first accomplishment was the approval, implementation and training of the company’s new Code of Business Conduct, which was rewritten by senior management. Another key achievement was the whistleblower mechanism, which we re-vamped and re-launched. Together with the business operations functions, we also reviewed and modernized our policy on third party due diligence (focused on anti-corruption, crime prevention and international sanctions), which included building a robust process using international best practices and modern web-based tools for name search and case management.

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

In 2020, we applied the Corporate Risk and Compliance Program to identify, prioritize and mitigate certain impacts of the COVID-19 pandemic, including corruption and regulatory-related risks. We also developed a risk analysis on free competition and we issued our antitrust policy, a key enhancement to our Regulatory Compliance Program. We also reinforced the monitoring and follow up of the execution of resolutions derived from our whistleblower channel and the implementation of due diligence mitigation plans.

An independent consulting firm performed in 2020 a specialized review of our Anti-corruption Compliance Program. Their review identified no material weaknesses and concluded that our program was suited for the nature of our businesses, needs, risks and characteristics. In that year, three of our subsidiaries achieved ISO 37001 Certification (Cumbra, Ecotec and Morelco).

In 2021, we strengthened our Regulatory Compliance Program, enhanced the risk assessment and monitoring models behind our Third Party Due Diligence Program, and innovated and updated our training means and content based on risk and related to ethical conduct and values aligned with our business code of conduct. Moreover, we implemented the Customer Protection Compliance Program for our real estate business unit. Our Corporate Policy of Conflict of Interest was reinforced. Additionally, the Risk and Compliance functions were separated reporting to the Finance, Risk and Investment Committee and the Audit and Compliance Committee.

Securities Class Action

A class action civil lawsuit was filed in 2017 against our company and certain of our former directors and former and current executive officers in the United States. As of July 2, 2020, we executed the settlement agreement with the plaintiffs' attorneys, by which the parties agreed to terminate the class action, subject to the court approval and the payment of the transaction amount by the company. The amount agreed for the termination of the class action is equivalent to US$20 million. The company registered a provision of US$15 million (equivalent of S/49.8 million), the difference of US$5 million was covered by the professional liability insurance policy in accordance with the agreement signed with the insurance company. In September 2020, we paid US$0.3 million (equivalent to S/1.1 million). On June 30, 2021, a first amendment to the agreement was signed, which stipulates a payment of US$0.6 million (equivalent to S/2.2 million), amortization of the outstanding balance on September 30, 2021, and annual interest of 8%. On September 14, 2021, the settlement agreement was approved by the Eastern District Court of New York. On September 16, 2021, the Court issued a final judgment terminating the case, which judgment was later vacated at the joint request of the parties pending full payment of the agreed settlement amounts. On October 1, 2021, the second amendment to the agreement was signed, whereby US$5.5 million (equivalent to S/22.7 million) was paid plus accrued interest of US$0.9 million (equivalent to S/3.6 million), a new expiration date of June 30, 2022 was established, plus accrued interest at an interest rate of 9% per year was set.

As of December 31, 2021, we maintained a provision of US$8.6 million, equivalent to S/34.4 million, plus interest. As of the date of this annual report, all amounts under the settlement agreement related to the class action civil lawsuit have been paid in full, and the parties have jointly requested the court to reinstate the final judgment terminating the case.

Convertible Bonds

On August 13, 2021, AENZA issued bonds convertible into common shares in a total principal amount of US$89.9 million. In accordance with the terms and conditions of the convertible bonds, holders of convertible bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022 we issued 37,801,073 new common shares. Additionally, holders of convertible bonds in a principal amount equivalent to US$79 million exercised their conversion rights and, on March 31, 2022, we issued additional 287,261,051 new common shares. Therefore, our capital stock has increased from S/871,917,855 to S/1,196,979,979. After these conversions, the convertible bonds have been fully cancelled.

Bridge Loan

On March 17, 2022, the company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, and will be secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a trust over the shares of Viva Negocio Inmobiliario S.A. (second lien), and a pledge on our shares in Unna Energía S.A. (first lien). On April 5, 2022, the loan was disbursed and we have used the proceeds to repay certain of our financial and other obligations.

Internal Control over Financial Reporting

In 2021, we identified a material weakness regarding our internal control over financial reporting. For more information, see “Item 3. Key Information—D. Risk Factors—We have identified a material weakness in our internal control over financial reporting, and if we cannot maintain effective internal control or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs” and “Item 15. Controls and Procedures.”

Factors Affecting Our Results of Operations

General

Peruvian, Chilean and Colombian Economic Conditions

85.5%, 79.9% and 82.5% of our revenues in 2019, 2020 and 2021 were derived from activities in Peru. Accordingly, our results of operations are substantially affected by economic conditions in the country and our growth is driven in significant part by growth in the Peruvian economy. In addition, 9.0%, 15.5% and 13.8% of our revenues in 2019, 2020 and 2021 were derived from activities in Chile and 5.6%, 4.6% and 3.7% of our revenues in 2019, 2020 and 2021 were derived from activities in Colombia.

Peruvian real GDP increased 2.2% in 2019, decreased 11.1% in 2020, and increased 13.3% in 2021. As a result of the COVID-19 pandemic and the measures taken by governments, private consumption increased at an average annual rate of 11.7% in real terms from 2019 to 2021. In 2019, private investment increased 0.9%, in 2020, private investment contracted 17.2%, and in 2021 private investment increased 2.8%, each in real terms. Inflation in Peru, as measured by the change in the consumer price index, was 1.9% in 2019, 2.2% in 2020 and 6.2% in 2021. The sol depreciated versus the U.S. dollar by 1.8% in 2019, 9.0% in 2020 and 10.5% in 2021. Peru’s sovereign debt has been rated investment grade by S&P, Fitch and Moody’s. At the end of 2021, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB+ by S&P (October 2021), BBB by Fitch (October 2021) and Baa1 by Moody’s (September 2021).

The Chilean economy grew 1.1% during 2019, contracted 5.8% during 2020 and grew 12.0% during 2021. Total fixed investment increased at an annual average rate of 2.9% in real terms during the three years from 2019 to 2021. Inflation in Chile, as measured by the change in the consumer price index, was 3.0% in 2019, 3.0% in 2020 and 7.2% in 2021. The Chilean peso depreciated versus the U.S. dollar by 5.5% in 2019, appreciated 2.9% in 2020 and 19.4% in 2021. Chilean sovereign debt has the highest rating in the South America region, rated A by S&P (March 2021), A1 by Moody’s (October 2021) and A- by Fitch (October 2021).

Colombian real GDP grew 3.3% during 2019, contracted 6.8% during 2020 and grew 10.6% in 2021. Inflation in Colombia was 3.8% in 2019, 1.6% in 2020 and 5.6% in 2021. The Colombian peso depreciated against the U.S. dollar by 0.8% in 2019, 4.7% in 2020 and 16.0% in 2021. Colombia’s sovereign debt was rated BB+ by Fitch (July 2021), BB+ from S&P (July 2021), and Baa2 from Moody’s (October 2021).

From 2019 to 2021 our revenues declined at a compound annual growth rate (CAGR) of 1.14%, excluding acquisitions and asset sales. Our organic revenues decreased 18.9% in 2020 from 2019 and increased 25.4% in 2021 from 2020, principally as a result of (i) in our E&C Segment, higher production volume in ongoing projects (ii) in our Infrastructure segment, higher revenues due to an increase in Norvial’s traffic and tariffs and due to the execution of major complementary works in Canchaque; and (iii) in UNNA Energía related to a higher price of oil.

Fluctuations in Exchanges Rates

We estimate that in 2021, 40.3%, 44.7% and 15.1% of our revenues were denominated in soles, U.S. dollars and other currencies respectively, while 63.0%, 19.6% and 17.4% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2021, 53.4%, 45.3% and 1.2% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. Accordingly, fluctuations in the value of these currencies can materially affect our results of operations. When the sol appreciates against the U.S. dollar, our operating margins tend to decrease; when the sol depreciates against the U.S. dollar, our operating margins tend to increase (if everything else were held equal). Conversely, the appreciation of the sol against the U.S. dollar tends to decrease our indebtedness and financial expenses as expressed in soles; and the depreciation of the sol against the U.S. dollar tends to increase our indebtedness and financial expenses as expressed in soles. We enter into derivatives, from time to time, to hedge part of our financial exposure to currency fluctuations. The value of the sol to the U.S. dollar depreciated in 2019, 2020 and 2021 which impacted our results of operations.

We have included estimates of the approximate effects of fluctuations in exchange rates on our consolidated and segment revenues and costs of sales in “—Results of Operations.” These estimates were calculated based on daily average exchange rates and estimated aggregate revenues and cost of sales denominated in U.S. dollars, Chilean pesos and Colombian pesos, and were not calculated on a transaction-by-transaction basis. For additional information on the effect of exchange rate fluctuations on our results of operations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk.”

Cost of Labor, Third-Party Services and Inputs

The largest components of our costs are: labor, which represented 36.5% of our cost of sales and 54.4% of our administrative expenses in 2021; services provided by third parties, which represented 31.5% of our cost of sales and 31.4% of our administrative expenses in 2021; and supplies (including raw materials), which represented 19.9% of our cost of sales in 2021. For a breakdown of our cost of sales and administrative expenses, see note 26 to our audited annual consolidated financial statements included in this annual report.

Our cost of labor is influenced by, among other factors, the number of our employees, as well as inflation, competition we face for personnel in each of our business segments and the availability of qualified candidates. From 2019 to 2020 our personnel charges decreased by 7.3% and from 2020 to 2021 our personnel charges increased by 36.5%. Services provided by third parties include: subcontracting in our E&C segment, such as carpentry work; advisory and consultancy work, including external audit and legal services; and renting of equipment. From 2019 to 2020 our costs related to services provided by third parties decreased by 34.8% and from 2020 to 2021 costs related to services provided by third parties increased by 19.6%. The principal inputs we use are fuel, cement and steel, which in the aggregate represented 26.7% of our total input costs in 2021. Our costs for these inputs are affected by, among other factors, the growth or decline of our operations, market prices, including global prices in the case of fuel, and transportation costs. We do not have long-term contracts for the supply of our key inputs. From 2019 to 2020, our input costs decreased by 35.4% and from 2020 to 2021, our input costs increased by 24.8%. Our cost of labor, third party services and inputs increased in 2021 primarily due to higher activity levels in our Infrastructure, E&C and Real Estate segments.

Acquisitions and Dispositions

Our results of operations can be affected by the acquisition or sale of assets. During the 2019-2021 period, we did not have significant acquisitions or sales. For a description of the sale of these assets, see “—Key Developments— Asset Sales.”

Cyclicality

Our Energy segment is cyclical and affected by global supply and demand for oil.

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

Infrastructure

Traffic and Fees for Toll Roads

The majority of our toll roads revenues derives from the Norvial concession. Unlike our other toll road concessions, our revenues from the Norvial concession depend on traffic volume. Traffic volume on the Norvial road decreased 12.3% from 2019 to 2020 as a result of the COVID-19 pandemic and increased 134.9% from 2020 to 2021 due to the recovery of economic activity in 2021 (based on vehicle equivalents, as defined in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial”). For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that takes into account the sol/U.S. dollar exchange rate and Peruvian and United States inflation. Under our Survial and Canchaque road concessions, our revenues consist of annual fees paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the roads, which can vary depending on the amount of road maintenance required due to road wear and tear.

Under the Norvial concession, we are required to expand certain stretches of the highway by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage was completed in December 2019. Norvial’s capital investment for the second stage was approximately US$96 million (S/347.9 million). In June 2018, we signed an investment agreement with BCI Peru to monetize future dividends of Norvial. The amount of the transaction was US$42.3 million, the proceeds of which were applied to the reduction of indebtedness related to GSP.

Mass Transit

We generate revenue from our Lima Metro concession based on kilometers travelled per train, with the fee per kilometer, the number of trains required to be in operation and the number of kilometers that we are required to travel established by the terms of the concession. Our revenues do not depend on passenger traffic volume. Our results in this concession between 2019 and 2021 were influenced by the reliability and proper operation of our trains. We currently have all 44 trains in operation (including three backup trains).

Awarding and Timing of Infrastructure Concessions and Government Contracts

The results of operations of our Infrastructure segment can be affected by our ability to win new concessions and government contracts, which depend in part on government policies and our ability to compete effectively.

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

Our results in our Infrastructure segment are also affected by the timing of the commencement of operations under our concessions, as well as when we were required to undertake significant capital investments or major construction works under the terms of our concessions. Under our Norvial and Lima Metro concessions, we were required to undertake capital investments during the initial years of the concessions for which we are compensated throughout the term of the concessions by our toll rate in the case of the Norvial concession and tariffs in the case of the Lima Metro concession. Under our Survial, Canchaque and La Chira concessions, we generated revenues in our Infrastructure segment from our construction activities during the pre-operational phase, and once operations commenced we generate revenues from fees related to operation and maintenance. Survial, Canchaque and La Chira have financed their construction costs through the sale of government certificates of construction to financial institutions at a discount from face value. Certificates of construction are negotiable instruments that the Peruvian government typically delivers upon completion of each stage of a project and which entitle the holder to receive payment from the government equal to the capital investment made in the corresponding stage upon completion of the entire project. Accordingly, the results of our Infrastructure segment may be affected by the discount rates obtained on the sale of government certificates of construction. For more information on our obligations and compensation under our concessions, see “Item 4.B. Information on the Company—Business Overview—Infrastructure.”

Energy

A substantial part of the revenues in our Energy segment depends on global prices for oil. Under our hydrocarbon extraction service contracts, we are entitled to a variable fee, which is based on the level of production of each field and a basket of international crude oil prices. Under our contracts, we acquire the extracted hydrocarbons and pay royalties, which are also based on a basket of international crude prices and the level of production. Historically, oil prices have been volatile and are likely to be volatile again in the future. During 2019, 2020 and 2021, average Brent crude prices were approximately US$64.26, US$41.76 and US$70.72 per barrel, and the average fee we received in these years was US$63.11, US$41.29 and US$68.73 per barrel of extracted oil, respectively. During the first quarter of 2022, the Brent crude price was approximately US$87.22 per barrel and our fee was approximately US$84.48 per barrel of extracted oil. Because our activities are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, approximately 100 years in the case of Block III, approximately 95 years in the case of Block IV and for over 50 in the case of years Block V, our oil production depends primarily on the level of our drilling and production activities. We operated and extracted oil and natural gas from Block I under a long term hydrocarbon extraction service contract with Perupetro, which expired on December 2021.

Our Pariñas gas processing plant has a long-term delivery and gas processing and fractionation contract with Empresa Eléctrica de Piura S.A. (ENEL), a thermal power generation subsidiary of the Endesa group. Under this contract, ENEL delivers natural gas that it purchases from onshore and offshore gas producers in the Talara area. We are responsible for all operating costs of the gas processing plant but are entitled to keep revenues from the sale of all resulting natural gas liquids to third parties after delivery of all dry gas and payment of a variable royalty to ENEL. Approximately 85.8% of the total volume of natural gas processed by our Pariñas gas processing plant depend upon gas volumes demanded by ENEL for its gas-fired turbines, which can vary significantly. Prices for natural gas liquids can also fluctuate significantly and are affected by market prices for LPG and crude oil. We processed 30.52 MMcf per day during 2019, 28.40 MMcf per day during 2020 and 30.41 MMcf per day during 2021. These volumes vary per month and depend upon the power dispatch curve of ENEL among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by ENEL are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher.

In connection with our fuel storage terminal business, under two operation contracts with PetroPeru, we receive revenues related to monthly reserved volume in storage tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). These fees are adjusted annually to account for U.S. inflation. Our fuel storage activities in the North and Central Terminals are carried out under 20-year contracts, which expire in 2034.

Engineering and Construction

The main driver of our E&C results is economic growth in Peru and for a lesser extent Chile and Colombia, particularly private and public investment in mining, power, oil and gas, transportation, real estate and other infrastructure sectors. See —Peruvian and Chilean Economic Conditions.

Appropriate pricing and budgeting are also key to our project results, which can be affected by factors such as competition, direct negotiations with clients (as opposed to competitive bidding processes), the accuracy of our estimations of project costs and any unexpected cost overruns.

Our typical E&C contracts are cost-plus fee, unit price, lump-sum and EPC contracts. For a description of our E&C contracts, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts.” The nature of our contractual arrangements can affect our margins depending on where the cost burden is placed, whether with the client or with us, and certain contractual arrangements tend to have lower gross margins. For the 2019-2021, our E&C segment trended towards more contractual arrangements based on unit prices. However, the type of contractual arrangement the E&C segment enters can vary significantly from period to period.

During 2019, activity levels increased as a result of the execution of construction contracts for mining and oil and gas sectors, primarily in Peru accompanied by incremental activity levels in building and infrastructure units. During 2020, activity levels in our E&C segment decreased as a result of the COVID-19 pandemic and government measures adopted in response to the virus in Peru, Chile and Colombia including, among other things, social distancing and sanitary protocols. During 2021, our sales increased in our E&C segment compared to the previous year, with the recovery of economic activity and impacted principal by two projects in Chile and one important mining project in Peru.

Real Estate

The results of operations of our Real Estate segment are driven by the number of units we develop and deliver in a reporting period, our mix of unit sales (affordable housing versus housing), unit prices, land purchase prices and our costs of construction. These results are also affected by a number of factors that may impact the Peruvian real estate sector as a whole, including: the availability of government subsidies for affordable housing; prices of suitable land in particular areas; regulation of real estate development imposed by national, regional and local laws and regulators, and the time required to obtain applicable construction permits and licenses; the unemployment rate and wage levels; prevailing interest rates and availability of financing; the supply in the market; the level of customer interest in our new projects; and our costs, such as the price of labor, materials, insurance, taxes and other public charges. We delivered 1,452 units, 1,125 units and 1,515 units in 2019, 2020 and 2021, respectively. The drop in units delivered in 2020 was caused by the lockdowns due to the COVID-19 pandemic.

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

	For the year ended December 31,
	2019	2020	2021	2021
	(in millions of S/)			(in millions of US$)(1)
Net profit (loss)	(838.6)	(190.3)	(117.1)	(29.3)
Financial expense	618.1	583.1	661.6	165.5
Financial income	(439.3)	(465.6)	(389.1)	(97.3)
Income tax	303.4	58.4	38.7	9.7
Depreciation and amortization	219.8	197.1	205.3	51.4
EBITDA	(136.7)	182.7	399.5	99.9

(1)	Calculated based on an exchange rate of S/3.998 to US$1.00 as of December 31, 2021.

The following table shows a reconciliation of the EBITDA for our four segments, Parent company operations and intercompany eliminations:

	For the year ended December 31,
	2019	2020	2021	2021
	(in millions of S/)			(in millions of US$)(1)

Infrastructure	174.7	99.2	194.7	48.7
Energy business	180.8	109.4	173.7	43.4
Engineering and construction	2.9	9.7	71.6	17.9
Real estate	76.2	32.6	36.9	9.2
Parent company operations	(1,055.9)	(164.8)	(38.8)	(9.7)
Intercompany eliminations	484.7	96.7	(41.0)	(10.2)
EBITDA	(136.7)	182.7	399.5	99.9

(1)	Calculated based on an exchange rate of S/3.998 to US$1.00 as of December 31, 2021.

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

1.	Infrastructure

1.1	Full Segment

	For the year ended December 31,
	2019	2020	2021	2021
	(in millions of S/)			(in millions of US$)
Net profit	59.2	(35.5)	69.8	17.5
Financial expense	80.9	51.8	44.2	11.1
Financial income	(78.9)	(16.6)	(9.9)	(2.5)
Income tax	57.3	40.4	29.9	7.5
Depreciation and amortization	56.2	59.2	60.7	15.2
EBITDA	174.7	99.2	194.7	48.7

1.2	All Toll Roads (Norvial, Survial and Canchaque)

	For the year ended December 31,
	2019	2020	2021	2021
	(in millions of S/)			(in millions of US$)
Net profit	17.1	(0.6)	34.6	8.7
Financial expense	30.3	32.0	27.0	6.8
Financial income	(6.3)	(4.1)	(4.0)	(1.0)
Income tax	6.8	0.4	7.3	1.8
Depreciation and amortization	46.6	51.1	53.3	13.3
EBITDA	94.6	78.0	118.2	29.6

1.3	Mass Transit (Line 1 of the Lima Metro)

	For the year ended December 31,
	2019	2020	2021	2021
		(in millions of S/)		(in millions of US$)
Net profit	81.4	60.8	42.1	10.5
Financial expense	43.6	13.8	10.2	2.6
Financial income	(65.9)	(6.1)	(2.4)	(0.6)
Income tax	39.6	26.7	19.4	4.8
Depreciation and amortization	0.3	0.3	0.6	0.1
EBITDA	99.2	95.6	69.8	17.5

2.	Energy

	For the year ended December 31,
	2019	2020	2021	2021
	(in millions of S/)			(in millions of US$)
Net profit	52.8	12.6	57.8	14.5
Financial expense	46.1	49.7	66.8	16.7
Financial income	(34.9)	(34.4)	(53.2)	(13.3)
Income tax	22.9	7.5	22.5	5.7
Depreciation and amortization	93.8	74.1	79.7	19.9
EBITDA	180.8	109.4	173.7	43.4

3.	Engineering and Construction

	For the year ended December 31,
	2019	2020	2021	2021
	(in millions of S/)			(in millions of US$)(1)
Net profit (loss)	(140.7)	(79.6)	(96.8)	(24.2)
Financial expense	252.2	250.3	342.8	85.7
Financial income	(183.7)	(204.9)	(222.9)	(55.8)
Income tax	35.5	3.6	11.4	3.9
Depreciation and amortization	39.6	40.2	37.1	9.3
EBITDA	2.9	9.7	71.6	17.9

4.	Real Estate

	For the year ended December 31,
	2019	2020	2021	2021
	(in millions of S/)			(in millions of US$)(1)
Net profit	23.74	15.0	13.0	3.2
Financial expense	58.8	26.6	20.6	5.2
Financial income	(20.3)	(18.5)	(11.0)	(2.7)
Income tax	7.0	2.9	6.6	1.7
Depreciation and amortization	7.0	6.7	7.6	1.9
EBITDA	76.2	32.6	36.9	9.2

(1)	Calculated based on an exchange rate of S/3.998 to US$1.00 as of December 31, 2021.
(2)	Our E&C segment EBITDA includes S/(2.5) million, S/1.1 million and S/0.97 million in 2019, 2020 and 2021, respectively, which represents Cumbra’s 43.3% equity interest in Viva’s net profit.

Results of Operations

General

Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies

Results of our subsidiaries, joint operations, joint ventures and associated companies are reflected in our financial results. We refer to our subsidiaries as those entities over which we exercise control. We consolidate the results of our subsidiaries in our financial statements and we reflect the profit corresponding to the minority interests in our subsidiaries under “profit attributable to non-controlling interests” in our income statement. Our consolidation of the results of our subsidiaries includes subsidiaries in which we have less than 50% of the equity. We refer to business activities in which we share control with unrelated entities as joint arrangements, including joint operations and joint ventures, which are typically conducted through an agreement with a third party to carry out specific projects. We contribute our assets to these projects and derive revenue from their use. In our financial statements we recognize, in relation to our interest in a joint operation, our assets and liabilities, including our share of any asset or liability we hold jointly with our partner, as well as our share of revenue and expense from the joint operation. We refer to our associated companies as those entities over which we have significant influence but do not control. We reflect the results of our associated companies and joint ventures under the equity method of accounting in our financial statements under the line item “share of the profit and loss in associates” in our income statement. For further information, including a list of our subsidiaries, joint operations, joint ventures and associated companies, see notes 6a, 6c and 15 to our audited annual consolidated financial statements included in this annual report.

Intersegment Transactions

From time to time, certain of our segments provide services between each other. In 2021, 0.03% of revenues in our E&C segment came from the construction and services for AENZA’s Infrastructure and Energy companies (UNNA Transporte, Norvial, Survial, Consorcio Terminales and Canchaque). Also, less than 0.08% of revenues in our E&C segment came from additional construction services for AENZA’s real estate company, Viva, and its subsidiaries. Accordingly, in such circumstances, the segment providing services recognizes revenues, and the segment receiving such services recognizes costs of sales, relating to the services provided. These intersegment revenues and cost of sales are eliminated in the consolidation of our financial results. Nevertheless, our Infrastructure segment may recognize gross profits or losses based on the difference between the fees the segment charges in accordance with concession terms and costs it incurs relating to services provided by our other segments. For more information on our segments, see note 7 to our audited annual consolidated financial statements included in this annual report.

Infrastructure

In our Infrastructure segment, we recognize revenues and cost of sales as follows:

(1) Toll Roads:

●	For Norvial, we obtain revenues for toll fees collected, minus deductions required to be transferred to the government as described in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial,” which we recognize upon receipt. In June 2018, we signed an investment agreement with BCI Peru, to monetize future dividends of Norvial. The amount of the transaction was US$42.3 million, the proceeds of which were applied to the reduction of indebtedness related to GSP. Cost of sales for Norvial include fees paid to third parties (primarily our subsidiary UNNA Transporte) for operation and maintenance services as well as the amortization of the road concession registered as an intangible asset in our financial statements; and

●	For Survial and Canchaque, we obtain revenues for routine and periodic maintenance services, which we recognize in the period in which the services are performed. Cost of sales for Survial and Canchaque include fees paid to third parties (primarily our subsidiary UNNA Transporte) for operation and maintenance services. We do not recognize the Survial and Canchaque concessions as intangible assets and therefore do not amortize the concessions.

For further information, see notes 2.27, 2.28 and 17 to our audited annual consolidated financial statements included in this annual report.

(2) Mass Transit: We obtain revenues from our Lima Metro concession based on a tariff per kilometer travelled by our trains in operation in accordance with a schedule established in our concession agreement, which we recognize in the period in which the services are performed. Under the concession, the tariff is comprised of three components: (i) fees related to our operation and maintenance services; (ii) fees related to the Peruvian government’s repayment of the amounts we invest to purchase trains, ongoing capital expenditures and other infrastructure for the Peruvian government; and (iii) fees related to interest we charge to the Peruvian government in connection with the amounts we invest to purchase such trains, ongoing capital expenditures and other infrastructure. In 2020, the fees related to items (i), (ii) and (iii) were S/354.4 million. In 2021, the fees related to items (i), (ii) and (iii) were S/358.9 million. We only recognize in our income statement the portion of the tariff that relates to items (i) and (iii). We record the amounts paid by us that relate to item (ii) as long-term accounts receivables from the Peruvian government. Accordingly, tariff payments received relating to item (ii) reduce our accounts receivables but do not impact our income statement, and we do not amortize our investments in our income statement as our investment in the concession is recorded as an account receivable with the government rather than a depreciable investment.

We entered into the fourth addendum to the Lima Metro concession contract on July 11, 2016, in order to expand transportation capacity. In accordance with the fourth addendum, the expansion project will involve: (i) the purchase of 20 new trains; (ii) the purchase of 39 new cars; and (iii) the improvement and expansion of the existing infrastructure. As compensation for the investments of the expansion project, we will be entitled to receive the following: (i) an advance payment of 30% of each investment component; and (ii) the balance of 70% of each investment component, compensated through the annual payment for additional investments (pago anual por inversiones complementarias). We register the estimated compensation related to the direct cost in the income statement, plus a margin in the same period. In 2020 and 2021, there was no income related to the investment components.

For further information, see note 10 to our audited annual consolidated financial statements included in this annual report. Cost of sales for the Lima Metro include fees paid to third parties (primarily our E&C segment, our subsidiary UNNA Transporte and other subcontractors) for construction and operation and maintenance services, energy, and our financing costs related to the purchase of trains.

(3) Water Treatment: We obtained revenues from the engineering design and construction of La Chira waste water treatment plant, which we recognize based on the percentage-of-completion method of accounting. Since the plant began operating in August 2016, we obtain revenues only for operation and maintenance services, which we recognize in the period in which the services are performed.

(4) Operation and Maintenance of Infrastructure Assets: We obtain revenues from our operation and maintenance of infrastructure assets line of business for the operation and maintenance services we provide to the government and concessionaires (currently concessions within our Infrastructure segment), which we recognize in the period in which the services are performed. We receive unrestricted advances with respect to our service contracts with the government, that vary from approximately 10% to 30% of the contract price, which we record as an account payable. We typically invoice our clients on a periodic basis as the project progresses, deducting from the related advances on a proportional basis. For further information, see note 20 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in this line of business includes personnel costs, services provided by third parties, machinery and other materials (primarily trucks), and depreciation of equipment utilized to provide services.

Energy

We obtain revenues from extraction services and license contracts related to oil and gas production, sale of oil, fuel storage services, and the sale of natural gas liquids derived from our gas processing and fractionation services, which we recognize in the period in which the services are performed and, in the case of sale of oil and natural gas liquids, when the sale is made. Cost of sales for our energy segment includes labor, materials, amortization and depreciation of oil wells, depreciation of the gas plant, maintenance, general expenses and royalties.

Engineering and Construction

Revenues in our E&C segment are obtained from engineering and construction services provided to clients and are recognized under the percentage-of-completion method of accounting. For further information, see note 2.27 on our audited annual consolidated financial statements included in this annual report. We receive unrestricted client advances in a substantial majority of E&C projects, on average equal to approximately 11% of the contract price in 2020 and approximately 10% of the contract price in 2021, which we record as an account payable. We typically invoice our clients on a periodic basis as each project progresses, deducting from the related advances on a proportional basis. For further information, see note 20 to our audited annual consolidated financial statements included in this annual report. Cost of sales includes labor, subcontractor expenses, materials, equipment, and project-specific general expenses.

Real Estate

We obtain revenues in our Real Estate segment from sales of affordable housing and housing units, commercial buildings and land parcels, which we recognize at the time of delivery of the unit or building and, in the case of land parcels, at the time of the sale. We typically pre-sell our affordable housing and housing units prior to and during construction, and use the related proceeds we receive to finance the construction of the units. These pre-sale funds are restricted and released from escrow to us periodically as construction progresses. Our Real Estate cost of sales includes the cost to purchase land, costs of architectural design and construction (which usually includes payments to third parties, primarily our E&C segment), licensing and permit costs, personnel costs, and fees to third parties related to sanitation or electrical engineering. In 2020, our cost of land that is allocated to units delivered during these periods amounted to S/17.8 million and in 2021, our cost of land that is allocated to units delivered during these periods amounted to S/24.5 million. We recognize land purchases as inventory, and, accordingly, do not mark-to-market the value of our land for changes in fair value. For further information, see note 14 to our audited annual consolidated financial statements included in this annual report.

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

Comparison of Results of Operations of 2020 and 2021

The following table sets forth the components of our consolidated income statement for 2020 and 2021.

	Year ended December 31,
	2020	2021	Variation
	(in millions of S/)
Revenues	3,146.4	3,946.5	25.43%
Cost of sales	(2,836.2)	(3,551.3)	25.2%
Gross profit	310.3	395.1	27.36%
Administrative expenses	(134.0)	(179.6)	34.03%
Other income (expenses)	(181.1)	2.7	(101.5)%
Other (losses) gains, net	—	(7.2)	-
Operating profit (loss)	(4.9)	211.0	-
Financial (expense) income, net	(107.0)	(256.8)	139.9%
Share of profit and loss in associates	0.8	(0.9)	(211.8)%
Profit (loss) before income tax	(111.2)	(46.6)	(58.1)%
Income tax	(62.2)	(43.7)	(29.8)%
Net profit (loss) from continuing operations	(173.4)	(90.3)	(47.9)%
Net profit (loss)	(190.3)	(117.1)	(38.5)%
Net profit (loss) attributable to controlling interest	(217.9)	(153.2)	(29.7)%
Net profit attributable to non-controlling interest	27.5	36.1	31.2%

Revenues

Our total revenues increased by 25.4%, or S/800.1 million, from S/3,146.4 million for 2020 to S/3,946.5 million for 2021. Revenues increased mainly due to: (1) higher oil prices, and (2) increase in the revenues of our Infrastructure business due to an increase in Norvial’s traffic and tariffs and due to the execution of major complementary works in Canchaque. Furthermore, Engineering and Construction sales increased mainly due to the higher production volume in the projects under execution, mainly in Vial and Vives-DSD for the Quebrada Blanca and MAPA projects in Chile, the contract extension in the Quellaveco tunnel construction project in Peru, the contract with LAP for the construction of the second runway of the Jorge Chavez airport and the contract with Gases del Norte del Peru.

The following table sets forth a breakdown of our revenues by segment for 2020 and 2021.

	Year ended December 31,
	2020		2021		Variation
	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Infrastructure	815.5	25.9%	867.9	22.0%	6.4%
Energy	369.8	11.8%	541.9	13.7%	46.5%
Engineering and Construction	2,092.6	66.5%	2,559.1	64.8%	22.3%
Real Estate	182.4	5.8%	239.4	6.1%	31.2%
Corporate	71.1	2.3%	67.2	1.7%	(5.5)%
Eliminations	(385.1)	(12.2)%	(329.0)	(8.3)%	(14.6)%
Total	3,146.4	100%	3,946.5	100%	100%

Cost of Sales

Our total cost of sales increased by 25.2%, or S/715.2 million, from S/2,836.2 million for 2020 to S/3,551.3 for 2021. This increase is mainly due to higher revenues.

Gross Profit

Our gross profit increased by 27.4%, or S/84.9 million, from S/310.3 million for 2020 to S/395.1 for 2021. Our gross margin (i.e., gross profit as a percentage of revenues) for 2021 was 10.0%, compared to 9.9% for 2020.

The following table sets forth a breakdown of our gross profit by segment for 2020 and 2021.

	Year ended December 31,
	2020		2021		Variation
	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Infrastructure	149.1	48.1%	165.3	41.8%	10.8
Energy	53.3	17.2%	110.1	27.9%	106.7
Engineering and Construction	116.0	37.4%	121.1	30.6%	4.4
Real Estate	40.3	13.0%	42.0	10.6%	4.2
Corporate	(2.3)	(0.8)%	3.4	0.9%	243.9%
Eliminations	(46.1)	(14.9)%	(46.7)	(11.8)%	(1.3)%
Total	310.3	100%	395.1	100%	(27.4)%

Administrative Expenses

Our administrative expenses increased by 34.0%, or S/45.6 million, from S/134.0 million for 2020 to S/179.6 for 2021. This increase was mainly due to higher staff. In 2020, the comparative base was lower due to the reduction of salaries and bonuses from the top management as a measure to face the COVID-19 pandemic. As a percentage of revenues, our administrative expenses increased to 4.6% in 2021, from 4.3% in 2020.

Other Income (Expenses)

Our other income (expenses) decreased by 101.5%, or S/183.8 million, from S/181.1 million in expenses for 2020 to an income of S/2.7 million in 2021.

Other income and expenses in 2021 included a provision for a fine from INDECOPI of S/ 25.7 million, offset by income of S/ 70.3 million from the renegotiation of the acquisition of the non-controlling interest of Morelco. It also includes a provision for the impairment of the investment in Adexus for S/ 20.0 million. Other operating income line in 2020 includes an increase in the provision for civil compensation for S/ 32.1 million, a provision for the impairment in the accounts receivable of the services business in Redes contracts 1 and 3 with the Regional Government of Cusco and other trade accounts receivable for S/ 43.6 million, and a provision for the additional impairment in the Via Expresa Sur project for S/ 12.3 million. Additionally, as a result of negotiations with the buyer of CAM Chile (2018) with respect to certain items included in the escrow account created at the time of the sale of such asset, an impairment was recorded in such account for S/12.7 million in 2020.

Operating Profit

Our operating profit increased S/216.0 million, from operating loss of S/(4.9) million for 2020 to an operating profit of S/211.0 million for 2021. Our operating margin (i.e., operating profit as a percentage of revenues) was 5.3% for 2021, compared to (0.2) % for 2020. The increase in operating margin is primarily a result of the increase in Other income (expenses) explained above. The following table sets forth a breakdown of our operating profit by segment for 2020 and 2021.

	Year ended December 31,
	2020		2021		Variation
	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Infrastructure	94.2	(1,906.5)%	136.1	64.5%	44.4%
Energy	32.9	(666.5)%	91.1	43.2%	176.5%
Engineering and Construction	(30.6)	618.3%	36.3	17.2%	(218.7)%
Real Estate	25.8	(522.9)%	28.5	13.5%	10.1%
Corporate	(136.1)	2,754.3%	(83.6)	(39.6)%	(38.6)%
Eliminations	8.7	(176.7)%	2.8	1.3%	(67.8)%
Total	(4.9)	100%	211.0	100%	(4,369.6)%

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see note 7 to our audited annual consolidated financial statements included in this annual report.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2020	2021	Variation
	(in millions of )/		%
Revenues	815.4	867.9	6.4%
Gross profit	149.1	165.3	10.8%
Operating profit	40.1	134.0	234.2%

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2020	2021	Variation
	(in millions of S/)%
Toll Roads	206.4	256.8	24.4%
Mass Transit	345.3	348.9	1.1%
Operation and Maintenance of Infrastructure Assets	260.5	258.6	(0.7)%
Water Treatment	3.4	3.7	8.7%
Total	815.4	867.9	6.4%

Our Infrastructure revenues increased 6.4%, or S/52.4 million, from S/815.5 million for 2020 to S/867.9 million for 2021. The variation in our Infrastructure revenues principally reflected the following:

●	Toll Roads: a 24.4%, or S/50.4 million, increase in revenues, from S/206.4 million for 2020 to S/256.8 million for 2021, primarily due to higher traffic and tariffs in Norvial and due to the execution of major complementary works in Canchaque;

●	Mass Transit: a 1.1%, or S/3.6 million, increase in revenues, from S/345.3 million for 2020 to S/348.9 million for 2021, primarily due to additional kilometers travelled in Line 1 of the Lima Metro.

●	Operation and Maintenance of Infrastructure Assets: a (0.7) %, or S/(1.9) million, decrease in revenues, from S/260.5 million for 2020 to S/258.6 million for 2021, due to fewer maintenance works during 2021;

●	Water Treatment: a 8.7%, or S/0.3 million, increase in revenues, from S/3.4 for 2020 to S/3.7 for 2021, primarily due to higher maintenance.

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2020	2021	Variation
	(in millions of S/)%
Toll Roads	35.4	72.3	104.2%
Mass Transit	107.9	82.0	(24.0)%
Operation and Maintenance of Infrastructure Assets	5.4	9.7	77.3%
Water Treatment	0.4	1.3	261.2%
Total	149.1	165.3	10.8%

Our Infrastructure gross profit increased 10.8%, or S/16.2 million, from S/149.1 million for 2020 to S/165.3 in 2021. Our Infrastructure gross margin was 18.3% for 2020 and 19.0% for 2021. The variation in our Infrastructure gross profit principally reflected the following:

●	Toll Roads: a 104.2%, or S/36.9 million, increase in gross profit, from S/35.4 million for 2020 to S/72.3 million for 2021. Our toll roads gross margin increased from 17.2% for 2020 to 28.2% for 2021. Of this increase in gross profit, approximately S/49.2 million was a consequence of higher vehicle traffic;

●	Mass Transit: a (24.0) %, or S/25.9 million, decrease in gross profit, from S/107.9 million for 2020 to S/82.0 for 2021, primarily due to due to the increase in costs in relation to COVID 19 pandemic;

●	Operation and Maintenance of Infrastructure Assets: a 77.3%, or S/4.3 million, increase in gross profit, from S/5.4 million for 2020 to S/9.7 million for 2021, due to more maintenance works. Our operation and maintenance of infrastructure assets gross margin was 2.1% for 2020, compared to 3.7% for 2021; and

●	Water Treatment: a 261.2%, or S/0.9 million, increase in gross profit for 2021, from a S/0.4 million gross profit for 2020 to a S/1.3 million gross profit for 2021, due to lower equipment replacement cost. Our water treatment gross margin was 10.9% for 2020, compared to 36.2% for 2021.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2020	2021	Variation
	(in millions of S/)%
Toll Roads	(27.2)	62.9	131.3%
Mass Transit	95.3	69.3	(27.3)%
Operation and Maintenance of Infrastructure Assets	(28.1)	1.0	(103.4)%
Water Treatment	0.1	0.9	837.0%
Total	40.1	134.0	234.2%

Our Infrastructure operating profit increased 234.2%, or S/93.9 million, from S/40.1 million for 2020 to S/136.1 million for 2021. Our Infrastructure operating margin was 15.4% for 2021, compared to 4.9% for 2020. The variation in our Infrastructure operating profit principally reflected the following:

●	Toll Roads: a 131.3%, or S/90.1 million, increase in operating profit, from S/(27.2) million for 2020 to S/62.9 million for 2021, primarily due to higher toll collection and more works execution. Our toll roads operating margin was 13.1% for 2020, compared to 25.3% for 2021;

●	Mass Transit: a (27.3) %, or S/(26.0) million, decrease in operating profit, from an operating profit of S/95.3 million for 2020 to an operating profit of S/69.3 million for 2021, primarily due to higher pandemic-related costs and higher energy costs. Our mass transit operating margin for 2020 was 27.6%, compared to 19.9% in 2021;

●	Operation and Maintenance of Infrastructure Assets: a (103.4) %, or S/29.0 million, decrease in operating loss, from a S/(28.1) million loss for 2020 to an S/1.0 million profit for 2021, primarily due to provisions for potential civil damages as a result of an impairment to certain accounts receivable of UNNA Transporte arising from its contracts for networks 1 and 3 with the regional government of Cuzco, Peru in 2020. Our Operation and Maintenance of Infrastructure Assets operating margin was (10.8) % for 2020, compared to 0.4% for 2021; and

●	Water Treatment: an 837.0%, or S/0.8 million, increase in operating profit, from a S/0.1 million profit for 2020 to an S/0.9 million profit for 2021, primarily due to an increase in revenues and a decrease in equipment replacement costs. Our water treatment operating margin for 2020 was 3.5% for 2020, compared to 24.0% for 2021.

Energy

The table below sets forth selected financial information related to our Energy segment.

	Year ended December 31,
	2020	2021	Variation
	(in millions of S/)%
Revenues	369.8	541.9	46.5%
Gross profit	53.3	110.1	106.7%
Operating profit	32.9	91.1	176.5%

Our Energy segment revenues increased from S/369.8 for 2020 to S/541.9 for 2021, primarily due to (i) an increase in the price of oil from US$41.22 in 2020 to US$69.62 in 2021, which offset the lower production of barrels per day (from 3,518 BPD in 2020 to 3,049 BPD in 2021) due to the suspension of well drilling as a consequence of the pandemic. Additionally, gas processing levels in our gas processing plant were slightly higher (28.4MMcf per day in 2020 versus 29.65 MMcf per day in 2021), and the prices of LPG increased from US$40.87 in 2020 to US$61.27 in 2021.

Our Energy gross profit increased 106.7%, or S/56.8 million, from S/53.3 million for 2020 to S/110.1 in 2021. Our Energy gross margin was 14.4% for 2020 and 20.3% for 2021. The variation in our Energy gross profit principally reflected the increase in the price of oil, LPG and compressed gas natural (“CGN”);

Our Energy operating profit increased 176.5%, or S/58.2 million, from S/32.9 million for 2020 to S/91.1 million for 2021. The variation in our energy operating profit principally reflected a reduction in general expenses and the increase in oil prices, LPG and CGN. Our energy operating margin was 16.8% for 2021, compared to 8.9% for 2020.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2020	2021	Variation
	(in millions of S/)%
Revenues	2,092.6	2,559.1	22.3%
Gross profit	116.0	121.1	4.4%
Operating profit (loss)	(30.6)	36.3	(218.7)%

Revenues. Our E&C revenues increased 22.3%, or S/466.5 million, from S/2,092.6 million for 2020 to S/2,559.1 for 2021. The increase is due to a higher volume of projects under execution.

The following tables set forth percentages of our E&C revenues by business activities, types of contracts and end-markets:

	Year ended December 31,
	2020	2021
	%	%
Engineering services	9.0	4.3
Electromechanic construction	40.6	68.0
Civil construction	43.1	25.3
Building construction activities	6.8	1.8
Other services	0.5	0.6
Total	100.0	100.0

	Year ended December 31,
	2020	2021
	%	%
Cost + fee	1.9	0.6
Unit price	63.6	69.6
Lump sum	7.9	19.9
EPC contracts	26.6	9.8
Total	100.0	100.0

	Year ended December 31,
	2020	2021
	%	%
Mining	50.6	58.6
Real estate buildings	5.5	9.2
Power	1.9	1.2
Oil and gas	23.3	18.3
Transportation	0.2	0.2
Water and sewage	0.4	0.5
Other end markets	1.5	12.0
Total	100.0	100.0

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit. Our E&C gross profit increased 4.4%, or S/5.1 million, from S/116.0 million for 2020 to S/121.1 to 2021, mainly due to higher productivity in the Cumbra Ingeniería projects, and in Cumbra due to the contract extension in the Quellaveco tunnel construction project in Peru, the contract with LAP for the construction of the 2nd runway of the Jorge Chavez airport and the contract with Gases del Norte del Peru. Our E&C gross margin for 2020 was 5.5%, compared to 4.7% for 2021.

Other income (expenses). Other income (expenses) decreased in our E&C segment, from S/ (43.6) million in expenses for 2020 to S/ 40.3 in income for 2021. See note 28 to our audited annual consolidated financial statements included in this annual report.

Operating Profit (loss). Our E&C operating profit increased S/66.8 million, from a S/ (30.6) million loss for 2020 to a S/36.3 million profit for 2021. Our E&C operating margin was (1.5) % for 2020, compared to 1.4% for 2021.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2020	2021	Variation
	(in millions of S/)%
Revenues	182.4	239.4	31.2
Gross profit	40.3	42.0	4.2
Operating profit	25.8	28.5	10.1

Revenues. Our Real Estate revenues increased 31.2%, or S/57.0 million, from S/182.4 million for 2020 to S/239.4 million for 2021. The comparative increase in sales in 2021 was primarily due to the lower comparative base of 2020, as a result of the impact of the COVID-19 pandemic. Likewise, affordable housing units sold in 2021 were higher than in 2020 (1,437 units vs 1,122 units).

Gross Profit. Our Real Estate gross profit increased 4.2%, or S/1.7 million, from S/40.3 million for 2020 to S/42.0 million for 2021, mainly as a result of higher activity in the Comas project, partially offset by an increase in construction material costs due to the effect of the depreciation of the Peruvian sol. However, the gross margin decreased from 22.1% in 2020 to 17.6% in 2021, mainly explained by the sale of a land in Almonte during 2020. The units of the Comas project have a substantially higher margin than the housing units and no land was sold in Almonte during 2021.

Operating Profit. Our Real Estate operating profit increased 10.1%, or S/2.6 million, from S/25.8 million for 2020 to S/28.5 million for 2021, primarily due to higher activity and lower general expenses.

Financial (Expense) Income, Net

Our net financial expense increased 139.9%, or S/149.8 million, from net financial expenses of S/107.0 million in 2020 to net financial expenses of S/256.8 million in 2021. This is mainly explained by: i) the adjustment of the present value of the account receivable related to the Gasoducto Sur Peruano project (S/ 32.8 million), ii) the accrued interest provision related to the loss of a claim to the Peruvian tax administration in relation to the 2013 income tax audit in Cumbra (S/8.9 million) and interest on a tax debt in Cumbra Ingenieria (S/ 2.9 million), iii) the interest corresponding to the debt of Cumbra with Banco Santander resulting from the execution of the performance bond by Tecnicas Reunidas in December 2020 (S/7.3 million), iv) the adjustment of the present value of the account payable related to the agreement registered in 2020 with the Prosecutor’s Office and with the Attorney General’s Office. (S/ 23.8 million), v) the interest on the convertible bonds (S/ 1.2 million) and vi) the adjustment of the fair value of the financial liability in Inversiones en Autopistas S.A. (S/ 12.4 million).

Income Tax

Our income tax decreased S/18.5 million, from S/62.2 million for 2020 to S/43.7 million for 2021. See note 29 to our audited annual consolidated financial statements included in this annual report.

Net Profit

Our net loss decreased S/73.3 million, from a S/190.3 million loss for 2020 to a S/117.1 loss for 2021. Net profit attributable to controlling interests increased S/64.7 million, while net profit attributable to non-controlling interests decreased S/8.6 million. Net loss attributable to controlling interests decreased primarily due to the provision for civil compensation regarding the agreement registered in 2020 with the Prosecutor’s Office and with the Attorney General’s Office.

Comparison of Results of Operations of 2019 and 2020

For information regarding the results of operations for the years ended December 31, 2019 and December 31, 2020, See “Item 5. Results of Operation – Comparison of Results of Operations of 2019 and 2020” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have historically been cash flows from operating activities and, to a lesser extent, equity capitalization and indebtedness. Our principal uses of cash (other than in connection with our operating activities) have historically been capital expenditures in all our business segments, servicing of our debt and other obligations, and payment of dividends.

We have faced, and continue to face, significant liquidity constraints as a result of the impacts of the corruptions investigations of our company and COVID-19 pandemic. At December 31, 2021, our cash and cash equivalents totaled S/957.2 million (US$239.4 million), and at March 31, 2022, our cash and cash equivalents totaled approximately S/844.2 million (US$228.1 million), of which S/142.1 (US$38.4 million) constitutes reserved funds, which funds are held in trusts for purposes of our engineering and construction, real estate and infrastructure projects. For more information, see note 9 to our audited annual consolidated financial statements included in this annual report.

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

On August 13, 2021, AENZA issued bonds convertible into common shares. The total principal amount of the convertible bonds was US$89.9 million. The bonds mature in February 2024, bear interest at a rate of 8%, and are payable quarterly. Pursuant to the terms and conditions of the convertible bonds, they may be converted into shares as of the sixth month from the date of issuance. In accordance with the terms and conditions of the convertible bonds, holders of convertible bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022 we issued 37,801,073 new common shares. Additionally, holders of convertible bonds in a principal amount equivalent to US$79 million exercised their conversion rights and, on March 31, 2022, we issued additional 287,261,051 new common shares. After these conversions, the convertible bonds have been fully cancelled.

On March 17, 2022, the company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, and will be secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a trust over the shares of Viva Negocio Inmobiliario S.A. (second lien), and a pledge on our shares in Unna Energía S.A. (first lien). On April 5, 2022, the loan was disbursed and we have used the proceeds to repay certain of our financial and other obligations.

Infections caused halts and delays in our engineering and construction projects, which have caused us to renegotiate performance targets with certain clients. These interruptions and negotiations added costs with respect to our projects and caused us to include additional allowances for certain accounts receivable and impairments to the group’s long-term assets. The Peruvian Government has further extended the state of national emergency as a result of COVID-19 pandemic. Similarly, certain economic activities are restricted pursuant to varying alert levels in each department of Peru. Although the activities carried out by the company are within the Peruvian government’s categories of permitted activities, we cannot assure you that our businesses will not be halted again, and, if so, that our projects will be completed on time or at all. Even if our businesses continue to be categorized essential businesses, they may be affected by other factors caused by the pandemic, such as the decline in traffic volumes, decline in economic activities, reduction in capital investments or decrease in purchasing power of individuals. We cannot assure you that we will be able to transfer any of these additional costs to our clients. At the end of 2021, our projects are developing in the ordinary course of business and with the established health safety protocols. Thus, in the Infrastructure area, our Norvial concession exceeded pre-pandemic traffic levels and the Energy business recorded a significant recovery in oil and gas prices. The Engineering and Construction area increased the productivity of its projects in execution and the Real Estate business increased the sale and delivery of low-income housing units. We continue to monitor the evolution of the pandemic and the guidance of national and international authorities, since events beyond our control may arise that require modifying our business strategy. COVID-19 and the measures taken to limit the spread of the virus could affect our ability to conduct business and, therefore, affect our financial condition and results of operations.

A class action civil lawsuit was filed in the United States in 2017 against our company and some of our former directors and former executive officers in the United States. On September 16, 2021, the Court Eastern District of New York entered into final judgment of the Stipulation and Agreement of Settlement. On such date, the parties requested the Court to temporarily vacated the judgment and hold the case in abeyance pending receipt of the final settlement payment. On April 8, 2022, we deposited the complete settlement payment, together with all the accrued interest and executed a third amendment to the settlement agreement requesting the Court to reinstate the judgment entered on September 16, 2021. As of December 31, 2021, we maintained a provision of US$8.6 million, equivalent to S/34.4 million, plus interest. As of the date of this annual report, all amounts under the settlement agreement related to the class action civil lawsuit have been paid in full.

In May 2021, we entered into a settlement and cooperation agreement (Acuerdo Preparatorio de Colaboración Eficaz y Beneficios) with Peruvian prosecutorial authorities by which we acknowledged that certain of our former directors and former senior managers have used the company to commit wrongdoing and, as a result, we have agreed to indemnify the Peruvian government for the resulting damages. The agreement is related to investigations of substantially all of the construction and operation of infrastructure projects in Peru in which we participated with Odebrecht, as well as our alleged participation in a “construction club” aimed to procure government contracts during the period between 2004 and 2016. Under the agreement, we have agreed to pay a civil penalty of S/321,916.404 and US$41,061,790 over 12 years, subject to a statutory interest rate in Peruvian and foreign currency, and to a pledge of collateral valued at S/197.0 million through a trust agreement that includes shares issued by a subsidiary of AENZA, a real estate asset guarantee and a debt service guaranty account. Among other conditions, the agreement includes a restriction on participating in new public construction and road maintenance contracts for two years from the approval of the agreement. As of December 31, 2021, we recorded an estimated provision reflecting the present value of the penalty, which amounted to S/164.6 million and US$18.9 million (in total, S/240.1 million, or approximately US$60.1 million).

According to the terms of the settlement and cooperation agreement, the civil penalty would cover the total contingency to Peruvian prosecutorial authorities to which the company is exposed as a result of the investigations of past projects in which the company participated with Odebrecht (other than the Chavimochic project) and investigations relating to an alleged participation in the “construction club” (excluding INDECOPI’s separate administrative proceedings). Nevertheless, the agreement remains subject to judicial approval and the terms and conditions are subject to confidentiality provisions. If the agreement is approved, the Prosecutor's Office would be obliged under the agreement to request, with respect to the projects subject to it, the complete exemption of the company from the scope of Law 30737 and its implementing regulation approved by Decreto Supremo No 096-2018-EF.

On July 11, 2017, INDECOPI initiated an investigation of several construction companies, including our subsidiary Cumbra, relating to the existence of an alleged “construction club” that colluded to receive public contracts during the period from 2002 to 2016. On February 11, 2020, Cumbra was notified by the Technical Secretariat of the Commission for the Defense of Free Competition of INDECOPI had begun a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons for alleged anticompetitive conduct to procure government contracts. On November 17, 2021, the Commission imposed a fine of approximately S/67 million against Cumbra, which is currently being challenged and pending resolution by the final administrative proceeding within INDECOPI. As of December 31, 2021, Cumbra recorded an estimated provision amounting to S/52.6, with a present value equivalent to S/24.5 million (approximately US$6.3 million), related to this fine.

On February 7, 2022, Cumbra and UNNA Transporte were notified of Resolution No. 038-2021/DLC-INDECOPI, by means of which the Commission for the Defense of Free Competition of INDECOPI initiated an administrative sanctioning proceeding for alleged concerted distribution of suppliers in the labor market in the construction sector between 2011 and September 2017, in which competitor construction companies agreed not to hire staff of another party without its prior consent. As of December 31, 2021, Cumbra recorded an estimated provision amounting to S/4.8 million (or approximately US$1.2 million) related to this proceeding.

The company may face additional liquidity constraints if the company is required to pay other civil or criminal penalties, or any additional settlement amounts, arising from current or future investigations or civil lawsuits facing the company, depending on the timing of those required payments.

Cash Flows

The table below sets forth certain components of our cash flows for 2019, 2020 and 2021.

	Year ended December 31,
	2019	2020	2021
	(in millions of S/)
Net cash provided by (used in) operating activities	607.8	226.0	194.5
Net cash provided by (used in) investing activities	(150.6)	(64.7)	(88.2)
Net cash provided by (used in) financing activities	(287.2)	(225.6)	(50.4)
Net increase (net decrease) in cash	169.9	(64.3)	55.9

Cash Flow from Operating Activities

Net cash flow provided by operating activities in 2021 was lower than in 2020, principally as a result of compliance with tax payments and debt reduction with suppliers.

Cash Flow from Investing Activities

Net cash flow used in investing activities in 2021 was higher than in 2020, principally as a result of UNNA Energía investing S/45 million in wells development.

Cash Flow from Financing Activities

Net cash flow used in financing activities in 2021 was lower than in 2020. In 2021, we issued US$89.7 million in convertible bonds as an additional source of financing, whose proceeds were mainly used to reduce financial debt, partially repaying the syndicated revolving line of credit under the Financial Stability Framework Agreement and the acquisition of the non-controlling interest of Morelco.

Indebtedness

As of December 31, 2021, we had a total outstanding indebtedness of S/1,780.8 million (US$445.4 million) as set forth in the table below.

		Debt Amount							Range of Maturity Dates
Segment	Type	(in millions of US$)	(in millions of S/)	(in millions of CLP)(1)	(in millions of COP)	Total in millions of S/	Total in millions of US$	Weighted average interest rate	Minimum	Maximum
Infrastructure	Leasing	-	-	-	-	-	-	-	-	-
	Long term loan	-	878.6	-	-	878.6	219.8	8.4%	25/01/2027	25/11/2039
	Promissory Note	-	-	-	-	-	-	-	-	-
Energy	Leasing	0.0	-	-	-	0.1	-	2.7%	01/03/2022	01/03/2022
	Long term loan	-	-	-	-	-	-	-	-	-
	Promissory Note	36.4	-	-	-	145.5	36.4	6.5%	18/11/2026	18/12/2027
E&C	Leasing	0.8	-	2,273.4	-	13.9	3.5	7.7%	26/04/2022	05/02/2025
	Promissory Note	27.1	29.4	2,587.6	-	150.0	37.5	8.6%	13/04/2022	26/12/2027
Real Estate	Leasing	0.2	5.7	-	-	6.6	1.7	8.0%	01/03/2022	01/03/2024
	Promissory Note	0.3	62.8	-	-	64.2	16.0	7.2%	21/01/2022	05/01/2023
Corporate	Long term loan	130.5	-	-	-	521.9	130.5	7.8%	29/02/2024	14/01/2028
Total		195.4	976.4	4,861.0	-	1,780.8	445.4

(1)	Includes debt held by Vial y Vives—DSD that is denominated in Chilean pesos.

As of March 31, 2022, S/37.5 million (US$9.4 million) of our total indebtedness indicated in the table above has matured or been prepaid, of which S/1.5 million (US$0.4 million) was repaid and S/36.0 million (US$9.0 million) was renewed by extending the maturities.

The following table sets forth our contractual obligations with payment terms as of December 31, 2021.

Payments Due By Period (in millions of S/)	Less than 1 year	1-2 years	3-5 years	More than 5 Years	Total
Indebtedness(1)	291,519	106,374	701,884	670,702	1,770,479
Capitalized Lease Obligations(1)	19,659	23,341	19,513	7,830	70,343
Interest(2)	75,618	158,420	312,215	245,911	792,164
Total(3)	386,796	288,135	1,033,612	924,443	2,632,986

(1)	Includes principal only of our indebtedness and capitalized lease obligations, other than interest payable on the corporate bonds of Norvial and Línea 1.
(2)	Includes the effect of our interest swap agreements described in “—Derivative Financial Instruments.”
(3)	Excludes building leases, which are not material.

Set forth below is a description of our material outstanding indebtedness as of December 31, 2021.

Leasing. As of December 31, 2021, we were party to numerous leasing agreements with several financial institutions which in the aggregate amounted to approximately S/20.5 (US$5.1 million). We entered into such agreements primarily for the purpose of leasing the equipment and other assets necessary to run our operations. Upon maturity of each leasing agreement, we have the option to purchase or return the equipment or assets to the lessor. The amounts owed under these leasing agreements are generally repaid in monthly installments, subject to a minimum guaranteed payment corresponding to the minimum amount for which the equipment or assets could be sold to a third-party.

Norvial Corporate Bonds. In July 2015, Norvial established its first corporate bond program on the Lima Stock Exchange, for a total amount of S/365 million (US$106.9 million). The first tranche under this program was issued for an amount of S/80 million, due 2020 with an annual interest rate of 6.75%. The second tranche was issued for an amount of S/285 million, due 2027 with an annual interest rate of 8.375%, structured in three disbursements. In July 2015 we received the first disbursement for S/105 million, in January 2016 we received the second disbursement for S/100 million and in July 2016 we received the third disbursement of S/80 million. These bonds are secured by: (i) certain cash flows; (ii) a mortgage on the Norvial concession; (iii) a lien over Norvial shares; (iv) the assignment of Norvial’s rights over a performance bond provided by Cumbra and JJC Contratistas Generales S.A.; and (v) any additional guarantees granted in favor of other secured creditors. The proceeds of these bonds were used to pay S/85 million of debt outstanding under a short-term loan agreement with Banco de Crédito del Peru (BCP) for a total S/150 million, and the rest was used to finance the construction of the second stage of Ancon – Huacho Pativilca highway and the value added tax linked to the implementation of the project expenses. As of December 31, 2021, Norvial had S/251.9 million (US$63.0 million) outstanding under these bonds.

Linea 1 Senior Secured Notes. On February 2015, Línea 1 issued a total of S/629 million (US$184.3 million) Series A Senior Secured VAC-Indexed Notes due 2039, with an annual interest rate of 4.75% plus adjustments for inflation. The bonds are secured by (i) a mortgage on the Lima Metro concession, (ii) a lien on Línea 1 shares, (iii) certain collection rights, (iv) certain cash flows and (v) liens on certain accounts. The proceeds from the issuance were used to repay a short term loan provide by Banco de Crédito del Peru-BCP for S/400 million, funding of the reserve accounts, payment of the issuance expenses, and for the partial repayment of a subordinated loan provided by certain shareholders of Línea 1 to Línea 1. According to the indenture, in order to make any payment of a subordinated loan or distribute any dividends, our Debt Service Coverage Ratio (as defined therein) should be at least 1.2x. Under the indenture Línea 1 has to fund the debt service reserve account on a quarterly basis with the equivalent of the amounts due in the next two succeeding interest payment dates. Moreover, the operation and maintenance reserve account must be funded annually with an amount equal to twenty-five percent (25%) of operation and maintenance costs of the corresponding current annual budget. As of December 31, 2021, Línea 1 had S/626.7 million (US$156.8 million) outstanding under these notes.

BCP Loan. In December 2015, our subsidiary UNNA Energía and Oiltanking Peru S.A.C. subscribed in equal parts to a medium term loan credit agreement for up to US$100 million with Banco de Crédito del Peru, comprised of (i) a medium term tranche for up to US$70 million (for additional investments) with an annual interest rate of 6.04% and a term of five years, and (ii) a medium term tranche for up to US$30 million (for committed investments) with an annual interest rate of 6.32% and a term of eight years. The tranches of the loan mature in 2024 and 2027, respectively. The proceeds of this loan are to finance Terminales del Peru’s obligations in the operation contracts that it maintains with PetroPeru in regards to the Central Terminal (corresponding to the Callao Port), and North Terminals (corresponding to the Etén, Salaverry, Chimbote and Supe Ports). On November 15, 2019, UNNA Energía and Oiltanking Peru S.A.C. entered into an additional medium term loan for up to US$46 million with Banco de Crédito del Peru. As of December 31, 2021, UNNA Energía had US$36.4 million (S/145.5 million) outstanding under these loans.

Financial Stability Framework Agreement. On July 31, 2017, we, and certain of our subsidiaries, Cumbra, Construyendo País S.A., Vial y Vives — DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Peru S.A., Banco Internacional del Peru S.A.A., BBVA Banco Continental, Banco de Crédito del Peru, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant Cumbra a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant Cumbra a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant us, Cumbra, Construyendo País S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of us and Cumbra for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of Cumbra and us, as well as the request of Construyendo País S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April 2018, we repaid US$72.7 million of the facility with the proceeds of the sale of Stracon GyM and in July of 2018 we repaid an additional of US$15.4 million. During 2021, we repaid approximately US$20.0 million with the proceeds from the convertible bond issuance, and as of the date of this annual report the facility has been fully repaid.

CS Peru Infrastructure Loan. On July 31, 2019, the company entered into a medium term loan credit agreement for US$35 million (equivalent to S/112.9 million) with CS Peru Infrastructure Holdings LLC, the proceeds of which were used as working capital for the company and its subsidiaries, Cumbra and Adexus. The term of the loan is three years, with quarterly installments of principal beginning on the 18th month. The loan accrues interest at the following rates per annum: (i) for the period from and including the July 31, 2019 to but excluding the date that is six months after the closing date, 9.10%; (ii) for the period from and including the date that is six months after the closing date to but excluding the date that is one year after the closing date, 9.35%; (iii) for the period from and including the date that is one year after the closing date to but excluding the date that is 30 months after the closing date, 9.60%; and (iv) for the period from and including the date that is 30 months after the closing date to the third anniversary of the loan, 10.10%. On February 28, 2020, the company and the initial lender signed an amendment, waiver and consent in respect of this event of default, in consideration for a prepayment by the company of US$10 million, together with accrued interest and a make-whole premium. The outstanding principal amount was repaid with the proceeds of the convertible bonds in August 2021.

Santander Loan. On December 30, 2020, Técnicas Reunidas enforced two letters of credit in the aggregate amount of US$23.7 million, which letters of credit had been issued by Santander on behalf of our subsidiary Cumbra as security pursuant to a construction contract. As a result, Cumbra Peru subscribed to a short term loan with Banco Santander in the aggregate principal amount of US$23.7 million. The loan accrues interest at an annual rate of Libor + 8.0%. The term of the loan was originally 30 days and was extended until March 31, 2021. We subsequently extended the maturity of the loan until it was paid in full on April 2022 with the proceeds of the bridge loan.

Bridge Loan. On March 17, 2022, the company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, and will be secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a trust over the shares of Viva Negocio Inmobiliario S.A. (second lien), and a pledge on our shares in Unna Energía S.A. (first lien). On April 5, 2022, the loan was disbursed and we have used the proceeds to repay certain of our financial and other obligations.

Derivative Financial Instruments

The company does not currently have any derivative financial instruments outstanding. For additional information about our derivative financial instruments and borrowings, see notes 2.9 and 18 to our audited annual consolidated financial statements included in this annual report.

Capital Expenditures

The table below provides our total capital expenditures incurred in 2019, 2020 and 2021.

		2019		2020		2021
		(in millions of S/)	(in millions of US$)	(in millions of S/)	(in millions of US$)	(in millions of S/)	(in millions of US$)
Infrastructure	Capital expenditure	46.6	14.1	37.4	10.3	57.1	14.3
	Divestitures	-	-	-	-	-	-
	Total Infrastructure	46.6	14.1	37.4	10.3	57.1	14.3
Energy	Capital expenditure	132.8	40.0	60.0	16.6	54.8	13.7
	Divestitures	-	-	-	-	-	-
	Total Energy	132.8	40.0	60.0	16.6	54.8	13.7
E&C(1)	Capital expenditure	3.2	1.0	10.9	3.0	13.0	3.2
	Divestitures	-	-	-	-	-	-
	Total E&C	3.2	1.0	10.9	3.0	13.0	3.2
Real Estate(2)	Capital expenditure	5.7	1.7	-	-	-	-
	Divestitures	-	-	-	-	-	-
	Total Real Estate	5.7	1.7	-	-	-	-
Corporate	Capital expenditure	(2.3)	(0.7)	-	-	-	-
	Divestitures	-	-	-	-	-	-
	Total Corporate	(2.3)	(0.7)	-	-	-	-

TOTAL(3)		186.0	56.1	121.6	30.4	126.6	31.7

(1)	In our consolidated financial statements, in accordance with IFRS, we record in “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments, which is included in the table above.

(2)	In our consolidated financial statements, in accordance with IFRS, we record as “cash flow used in investing activities” with respect to equipment leases only the amounts paid during the period as opposed to the total amount of lease payments which is included in the table above.

(3)	Divestitures are related to the sale of non-strategic assets, and minor divestitures are in capital expenditures.

Capital expenditures for our Infrastructure segment of approximately S/46.6 million (US$14.1 million), S/37.4 million (US$10.3 million) and S/57.1 million (US$14.3 million) in 2019, 2020 and 2021, respectively, correspond to periodic maintenance and the construction of the second stage of our Norvial toll road concession and investments in the Lima Metro. In 2019, capital expenditures for our Infrastructure segment included the second stage of the Norvial toll road concession. In 2020, capital expenditures for our Infrastructure segment included certain investments in the Lima Metro project. In 2021, capital expenditures for our Infrastructure segment included certain investments in the Lima Metro project.

Capital expenditures for our Energy business of approximately S/132.8 million (US$40.0 million), S/60.0 million (US$16.6 million) and S/54.8 million (US$13.7 million) in 2019, 2020 and 2021, respectively, correspond to oil development drilling activities as well as improvements for our gas processing plant.

Capital expenditures for our E&C segment of approximately S/3.2 million (US$1.0 million), S/10.9 million (US$3.0 million) and S/13.0 million (US$3.2 million), in 2019, 2020 and 2021, respectively, which amounts primarily correspond to the purchase and sale of equipment and machinery. (Capital investments in the E&C segment also included minor repositions of equipment and machinery).

Capital expenditures for our Real Estate segment of approximately S/5.7 million (US$1.7 million), S/0.0 million (US$0.0 million) and S/0.0 million (US$0.0 million), in 2019, 2020 and 2021, respectively, primarily correspond to additional equipment and a new sales booth in the Parque de Comas Project in 2019. There were no divestitures in 2020 or 2021.

We have budgeted S/369.9 million (US$92.5 million) in capital expenditures for 2022. Our current plans for our Infrastructure segment to contemplate capital expenditures in 2022 of approximately S/82.6 million (US$20.7 million), principally for investments in activities for Line 1 of the Lima Metro. Our current plans for our Energy business contemplate capital expenditures in 2022 of approximately S/270.7 million (US$67.7 million), principally for investments in oil development drilling. Our current plans for our E&C segment contemplate capital expenditures in 2022 of approximately S/16.5 million (US$4.1 million), mainly for reposition of equipment and machinery. Our current plans for our Real Estate segment contemplate capital expenditures in 2022 of approximately S/0.0 million (US$0.0 million). Our current plans for our corporate segment contemplates no expenditures nor divestitures in 2022. However, our capital expenditures during 2022 may change as a result of the impact of the COVID-19 pandemic.

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

Overview of the Peruvian Economy

The following table sets forth the main economic indicators of the Peruvian economy from 2017 to 2021:

	2017	2018	2019	2020	2021
Nominal GDP (US$ billions)	215.1	225.3	230.4	194.8	224.7
Nominal GDP / capita (US$)	6,756.7	6,996.9	7,089.2	5,975.5	6,808.0
Real GDP growth rates (% based on local currency GDP)	2.5%	4.0%	2.2%	(11.1)%	13.3%
Private consumption growth rate	2.5%	3.8%	3.0%	(8.7)%	11.7%
Private investment growth rate	0.1%	2.1%	0.9%	(17.2)%	2.8%
Foreign direct investment growth rate	(1.4)%	(8.8)%	(37.1)%	(64.7)%	(25.5)%
Public expenditure (consumption and investment) growth rate	9.8%	8.4%	1.0%	20.1%	6.0%
Total private and public fixed investment growth rate(1)	0.0%	5.2%	1.3%	(23.4)%	34.9%
Exports growth rate	8.5%	3.4%	-0.5%	(19.0)%	17.1%
Imports growth rate	4.0%	3.5%	1.7%	(14.9)%	25.1%
Inflation (measured by change in CPI)	1.5%	2.5%	1.9%	2.2%	6.2%
Average exchange rate (S//US$)	3.26	3.29	3.34	3.50	3.90
End of period exchange rate (S//US$)	3.25	3.38	3.32	3.62	4.00
Central Bank interest rate (end of period)	3.25%	2.75%	2.25%	0.25%	2.25%
Population (million)(1)	31.8	32.2	32.5	32.6	33.0
Unemployment rate(1)	6.7%	6.6%	6.3%	15.1%	7.8%
Total public debt (US$ billions)	53.6	57.9	61.7	68.2	78.8
Public debt/nominal GDP (%)	24.8%	25.8%	26.8%	35.0%	36.1%
Net reserves (US$ billions)	63.6	60.2	68.2	74.7	78.5
Net reserves/nominal GDP (%)	29.6%	26.7%	29.6%	36.7%	35.0%
Fiscal surplus (deficit)/ nominal GDP (%)	(3.1)%	(2.4)%	(1.6)%	(8.9)%	(3.1)%

Source: Peruvian Central Bank, SBS, Ministry of Economy and Finance, National Statistical Institute of Peru (INEI), IMF.

(1)	2021 projected by IMF.

The following table sets forth real gross domestic product by expenditure for the years indicated.

GDP by Expenditure (% of GDP unless otherwise stated)	2017	2018	2019	2020	2021
Government consumption	11.8	13.8	14.1	13.3	12.8
Private consumption	64.8	61.6	62.2	66.0	62.3
Total fixed investment	21.1	25.4	24.2	18.8	25.2
Public sector	4.6	7.3	6.5	4.2	4.6
Private sector	16.9	18.1	17.7	16.7	20.6
Change in inventories(1)	(0.5)	(2.8)	(2.8)	(2.1)	(3.8)
Exports of goods and services	24.3	24.5	24.2	22.5	29.7
Imports of goods and services	22.0	22.6	21.9	20.7	26.2
Net exports	2.3	2.0	2.3	1.8	3.5
GDP (in billions of US$)	215.1	225.3	230.4	194.8	224.7

Source: Peruvian Central Bank

(1)	Defined as the difference between the volume at the end of the period and the volume at the beginning of the period; valued at the average price over the period.

Key Industry Sectors Relating to Our Business in Peru

Construction and Infrastructure

The Peruvian construction industry nominal GDP is estimated to be US$9.3 billion and accounted for 5.4% of the country’s nominal GDP in 2021, according to the Peruvian Central Bank. The following table illustrates, from 2017 to 2021, the average real growth rate in both private investment and construction in Peru vis-à-vis the average real GDP growth rate.

Growth of Real Private Investment GDP and Real Construction Sector GDP vs. Real GDP

Source: Peruvian Central Bank.

Mining

Peru is a poly-metallic resources producer and exports several metals including silver, copper, zinc, gold and lead, among others. Peru is also a major contributor to global metal reserves. According to the U.S. Geological Survey of 2022, as of January 2021, Peru held 22.6% of global silver reserves, 7.6% of global zinc reserves, 8.8% of global copper reserves and 3.7% of global gold reserves. According to the Peruvian Central Bank, mining exports reached approximately US$39.6 billion and represented 62.8% of total Peruvian exports in 2021.

As of March 2022, the Peruvian Ministry of Energy and Mines estimates 43 mining projects at various stages of development involving an estimated investment of US$53.168 billion.

Mining Investment Projects by Level of Development

	Number of Projects	US$ billion
Under construction	5	7,056
Detailed Engineering	3	4,229
Feasibility	11	10,497
Pre-feasibility	24	31,386
Total	43	53,168

Source: Peruvian Ministry of Energy and Mines.

Oil and Gas

According to the Peruvian Ministry of Energy and Mines, during 2021, local production of petroleum was approximately 38.4 Mbbl per day, 1% less than 2020. The Peruvian Ministry of Energy and Mines reported that oil and gas proved reserves as of December 31, 2018 were 2,126 MMBOE. The oil and gas proved reserves as of December 31, 2019, 2020 and 2021 have not yet been published. The Peruvian government’s reserves methodology may differ materially from the one mandated by the SEC.

Hydrocarbons Proved Reserves and Production Evolution in Peru (in MMboe)

Source: Peruvian Ministry of Energy and Mines

Our Other Markets: Chile and Colombia

Chile

Overview of the Chilean Economy

Our activities in Chile span across the E&C and power services sectors. The following table sets forth the main economic indicators of the Chilean economy for the period from 2017 to 2021.

Values in nominal US$ billion unless otherwise stated	2017	2018	2019	2020	2021
Nominal GDP	276.9	298.8	279.8	253.7	310.1
Nominal GDP / capita (US$)	15,057.6	15,934.7	14,797.2	13,038.0	15,757.1
Real GDP growth rate (%)	1.5%	4.0%	1.1%	(5.8)%	12.0%
Inflation (%, measured by change in CPI)	2.3%	2.6%	3.0%	3.0%	7.2%
Total private and public fixed investment	61.8	58.7	61.2	52.5	63.0
Average exchange rate (CLP/US$)	649.3	640.29	702.63	792.22	759.1
End of period exchange rate (CLP/US$)	615.2	694.0	732.2	710.95	849.1
Population (million)(1)	18.4	18.8	19.1	19.5	19.7
Unemployment rate	6.5%	7.1%	7.1%	10.3%	7.2%
Public Debt / nominal GDP (%)(2)	24.9%	25.6%	27.9%	32.5%	35.9%
Net reserves / nominal GDP (%)	14.1%	14.5%	15.4%	13.9%	16.0%
Fiscal surplus (deficit) / nominal GDP (%)	(2.8)%	(3.1)%	(4.4)%	(7.4)%	(7.6)%

Source: Chilean Central Bank, Chilean Government Budget Office, IMF, Global Insight

(1)	2020 and 2021 projected by the IMF
(2)	2021 data presented as of September 30, 2021.

Colombia

Overview of the Colombian Economy

Our current activities in Colombia involve technical services provided primarily to the power services sector. The following table sets forth the main economic indicators of the Colombian economy for the period from 2017 to 2021.

Values in nominal US$ billion unless otherwise stated	2017	2018	2019	2020	2021
Nominal GDP	303.5	311.1	321.5	299.5	330.1
Nominal GDP / capita (US$)	6,157.5	6,243.7	6,381.9	5,945.6	6,467
Real GDP growth rate (%)	1.4%	2.5%	3.3%	(6.8)%	10.6%
Inflation (%, measured by change in CPI)	4.1%	3.2%	3.8%	1.6%	5.6%
Total private and public fixed investment	66.7	64.6	67.4	58.7	59.7
Average exchange rate (COP/US$)	2,951.3	2,956.6	3,281.1	3,693.3	3,743.1
End of period exchange rate (COP/US$)	2,984.0	3,249.8	3,277.1	3,432.5	3,981.16
Population (million)(1)	47.4	48.3	49.4	50.4	51.0
Unemployment rate(1)	8.6%	9.7%	9.5%	13.4%	11.0%
Public Debt / nominal GDP (%)	45.3%	50.4%	47.5%	55.4%	65.2%
Net reserves / nominal GDP (%)	15.4%	14.2%	16.5%	19.7%	17.7%
Fiscal surplus (deficit) / nominal GDP (%)	(3.3)%	(3.1)%	(2.5)%	(2.9)%	(7.1)%

Source: Colombian National Department of Administration of Statistics (DANE), Colombian Central Bank, Colombian Treasury Department, IMF, Global Insight

(1)	2021 projected by the IMF.

E.	[Reserved]

F.	[Reserved]

G.	Safe Harbor

See “Part I. Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

General

Our business and affairs are managed by our Board of Directors in accordance with our by-laws, shareholder’s meeting rules of procedure, Board of Directors’ rules of procedure, internal rules of conduct and Peruvian Corporate Law No. 26887 (“Peruvian Corporate Law”). Our bylaws provide for a Board of Directors of between five and nine members. Our shareholders may appoint an alternate director for each director to act on his or her behalf when absent from meetings or unable to exercise his or her duties. Alternate directors have the same responsibilities, duties and powers of directors to the extent they are called to replace them.

Directors are elected at a shareholders’ meeting and hold office for three years. Directors may be elected to multiple terms. Our current Board of Directors is composed of nine directors and no alternates. If a director resigns or otherwise becomes unable to continue with its duties, a majority of our directors may appoint one of the alternate directors, or in the absence of alternate directors, any other person, to serve as director for the remaining term of the board. In the first board meeting held after the annual shareholders’ meeting where members of the board are elected, the Board of Directors must elect among its members a chairman and a vice chairman if the shareholders’ meeting did not elect them.

The Board of Directors typically meets monthly, when called by any director or our Chairman. Resolutions must be adopted by a majority of the directors present at the meeting and the chairman is entitled to cast the deciding vote in the event of a tie.

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

On September 20, 2021, an extraordinary shareholders’ meeting of the company elected a new board of directors, consisting of nine directors, four of whom were not previously directors of the company. The term of the current board of directors is three years and expires in 2024.

Name	Position	Year of Birth	Year of First Appointment
Juan Vicente Revilla Vergara	Chairman of the Board	1961	2021
Gustavo Nickel Buffara	Vice Chairman of the Board	1983	2021
Esteban Viton Ramirez	Director	1952	2019
Gema Esteban Garrido	Director	1971	2021
Julio Dittborn Chadwick	Director **	1982	2022
Pablo Kühlenthal Becker	Director	1980	2021
Antonio Carlos Valente Da Silva	Director (Independent)*	1952	2020
Carlos Rojas Perla	Director (Independent)*	1971	2020
Santiago Hernando Perez	Director (Independent)*	1963	2020

*	Independent under the Exchange Act independence standards.

**	On March 31, 2022, our Board of Directors appointed Mr. Julio Dittborn Chadwick to replace Mr. Nicolas Bañados Lyon, who resigned from his position as Director for personal reasons.

The following sets forth selected biographical information for each of the members of our Board of Directors. The business address of each of our current directors is Av. Petit Thouars 4957, Miraflores, Lima 34, Peru.

Juan Vicente Revilla Vergara. Mr. Revilla was appointed as a director of the company in September of 2021. He holds a degree as an economist from the Universidad del Pacífico (Peru). He is Managing Director and Head of Investments for Southern Europe at IG4 Capital since June 2020 and Founding Partner and CEO of High Trend International, LLC. Before that, he was CEO of Telefonica International Wholesale Services, General Director of Resources for Telefonica Brazil, Global Manager of Shared Services for the Telefónica Group, CEO of Latin American Operations for the Telefónica Group, Chief Technology Officer for Latin America for the Telefónica Group, CEO of Telefónica del Peru, Chief Procurement Officer of the Telefónica Group and CFO of Telesp.

Gustavo Nickel Buffara. Mr. Buffara was appointed as a director of the company in September of 2021. He holds a degree of Bachelor of Public Administration from the Fundacao Getulio Vargas Sao Paolo School of Business Administration and MBA from the International Institute for Management Development in Lausanne, Switzerland. He is Administration and Finance Manager and co-Founder of IG4 Capital since 2016 and before that he was Senior Director and Managing Director of RK Partners, Deputy Director of GP Investments, Senior Consultant of Bain & Company and Manager of Economic Regulation and Regulation of Telefónica.

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

Gema Esteban Garrido. Ms. Esteban was appointed as a director of the company in September of 2021. She holds a degree in Computer Engineer from the Pontifical University of Salamanca with a Master’s Degree in Finance from the Center for Financial Studies, Master’s Degree in Strategic Marketing from the ESIC and graduated from multiple specialization courses at international universities such as MIT and the University of Geneva. She is the Global ESG Manager of IG4 Capital, responsible since February 2021 for ensuring the sustainability of the group’s investments from an environmental, social and corporate governance perspective and before that she was Director of ESG Investments at Telefónica between June 2018 and February 2021 and since 2001 she has held various management positions in said corporation related to global operations strategy and digital transformation strategy, among other important matters.

Julio Dittborn Chadwick: Mr. Dittborn was appointed as director of the company in March 2022. He is a Commercial Engineer from the Pontificia Universidad Catolica de Chile and MBA from The Wharton Business School of the University of Pennsylvania. He is Managing Director of the Private Equity team of Inversiones Megeve, family office of the Solari Donnagio family. Mr. Dittborn is also a director and leads several companies in Latin America, particularly in the real estate, forestry and energy sectors.

Pablo Kühlenthal Becker: Mr. Kühlenthal was appointed as a director of the company in August 2021. He holds a degree in Industrial Engineer in Logistics and Transportation from the Pontificia Universidad Católica de Chile and MBA from the International Institute for Management Development in Lausanne, Switzerland. He is a partner and founder of the Santiago de Chile office of IG4 Capital and has been responsible since 2019 for investments in Latin America outside of Brazil of said fund. Before that, Mr. Kühlenthal has held management positions in international financial advisory firms and as a director in companies with presence in various Latin American countries.

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

Carlos Rojas Perla. Mr. Rojas was appointed as a director of the company in December of 2020. He holds a bachelor’s degree in business administration from the Universidad del Pacífico with specialization courses at Harvard University and the Instituto Tecnológico y Estudios Superiores de Monterrey. He was a founding partner of Capia and is currently the CEO of Capia SAFI and a director of Enel Generación Peru S.A.A. He was Chief Investment Officer and director of Compass Group SAFI between 2006 and 2011 and designed and managed Peru Special Investment Funds, the first Peruvian equity hedge fund.

Santiago Hernando Perez. Mr. Hernando was appointed as a director of the company in December of 2020. He holds a degree in chemical sciences, specializing in chemical engineering, from the University of Valladolid, Spain and an MBA from IEDE Business School. He has worked in the utilities and concessions sector as CEO of Aguas Nuevas S.A., New Business Manager at Aguas Andinas S.A., CEO of Concesionaria Intermodal de la Cisterna and director of several sanitary companies in Chile and Uruguay, as well as the urban public transport company Alsacia in Santiago de Chile. Currently, he is an independent consultant in management and administration of companies and business development and is a director of Aguas Santiago Norte S.A.

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

Name	Position	Year of Birth	Year of Appointment	Year of First Employment at the Company
Andre Mastrobuono	Chief Executive Officer	1961	2021	2021
Dennis Gray Febres	Chief Financial Officer	1975	2020	2011
Daniel Urbina Pérez	Chief Legal Officer	1969	2018	2018
Dennis Fernandez	VP of People, Corporate Affairs and Shared Services	1969	2021	2021
Diego Cisneros Salas	Corporate Risk Officer	1966	2022	2018
Fernando Rodrigo Barrón	VP of Business Development	1984	2022	2022
Fredy Chalco Aguilar	VP of Corporate Finance	1982	2022	2016
Javier Macedo Chang	Corporate Internal Audit Officer	1977	2022	2022
Oscar Pando Mendoza	VP of Corporate Control and Planning	1973	2022	2016
Silvana Perez	Corporate Compliance Officer	1977	2021	2019
Manuel Wu Rocha	VP of Infrastructure	1977	2021	2001
Reynaldo Llosa Martinto	VP of UNNA Energía	1960	2014	2014
Javier Vaca Terron	VP of Cumbra	1970	2018	2018
Rolando Ponce Vergara	VP of Viva	1963	2008	1993

The following sets forth selected biographical information for each of our executive officers:

Andre Mastrobuono. Mr. Mastrobuono joined the company in 2021 and he has served as our Chief Executive Officer. He was Managing Director, Head of the IG4 Operations Team and a member of the Investment Committee of IG4 Capital Private Equity Fund II. Prior to joining IG4, he was the CEO of Urbplan (2014-2017), he served as the CEO of San Antonio International (2010-2013), and in 2009 he was the CEO of Santelisa Vale. Prior to that, he served as CEO of Parmalat Brasil (2008-2009). Prior to this, Andre served as CEO of Telemig Celular (2006-2008) and as General Director at Vivo (2002-2006). Andre was also an Associate Principal at McKinsey & Company (1996-2002). He has served as a member of the Board of Directors of several companies, including Aegea Saneamento (2014-2018), Urbplan SA (2013-2017), LDC-SEV Bio ENERGIA SA - Biosev (2009-2010), and at ACEL - Associação da Empresas de Telefonia Celular (2007-2008), as Chairman of the Board. Andre holds an MBA from the University of Chicago Booth School of Business and a Bachelor’s degree in Engineering from the University of São Paulo.

Dennis Gray Febres. Mr. Gray joined the company in 2011 and has served as our Chief Financial Officer since July 2020. He served as the chief financial officer of our infrastructure business unit from 2018 to 2020, and our head of corporate finance and investor relations from 2011 to 2018. Prior joining the group, he was a vice president and head of local debt capital markets at Citibank del Peru, and general manager of Citicorp Peru S.A., Sociedad Agente de Bolsa. He holds a degree in economics from the Universidad del Pacífico with concentration in Finance.

Daniel Urbina Pérez. Mr. Urbina joined the company in 2018 as Chief Legal Officer. Before that, he served as general counsel for Inkia Energy since 2008, as vice president for Standard Chartered Bank between July 2005 and October 2008, as head of legal and compliance for Banco Standard Chartered between March 2000 and July 2005, as director general of the legal department for the Ministry of the Presidency between June 1999 and March 2000, as advisor to the Minister for the Advancement of Women between July 1997 and July 1998 and as associate for Benites Mercado & Ugaz between July 1993 and July 1998. He holds a law degree from the Universidad de Lima (Peru) and an LLM from Columbia University, and is authorized to practice law in Peru and New York.

Dennis Fernando Fernandez. Mr. Fernandez joined the company in 2021 as VP of People, Corporate Affairs and Shared Services. Previously, he served at Telefónica del Peru as Vice President of Corporations, Companies and Businesses between July 2018 and May 2021, Vice President of Strategy, Regulation and Wholesale Business and Digital Transformation between January 2014 and July 2018, Vice President of Network Operations and Wholesale Business between April 2010 and December 2013, Vice President of Customer Services between August 2005 and April 2010 and Vice President of Human Resources between April 1999 and September 2005. Prior to his career at Telefónica del Peru, he worked at Banco de Credito del Peru and AFP Union. Mr. Fernandez has been President of the Peruvian Association of Human Resources (APERHU), as well as a member on two occasions of the Consultative Commission of the Ministry of Labor and Director of the Spanish Chamber in Peru. He is a lawyer by profession, with a post-graduate degree in administration from the ESAN University and a master’s degree in Business Administration from the PAD of the University of Piura, where he is a professor and has taken management specialization courses at IESE, INSEAD, Harvard and Columbia.

Diego Cisneros. Mr. Cisneros joined the company in October 2018 and he has held the positions of Risk and Monitoring Officer. He is currently the Corporate Risk Officer. He is an economist with more than 25 years of professional experience in Risk Management, Capital Markets, Banking and Microfinance. He graduated from the Faculty of Social Sciences, with a major in Economics at the Pontificia Universidad Católica del Peru, and did his postgraduate studies in Economics and Finance at the Faculty of Political Economy of the University of Geneva - Switzerland. He has been Deputy Superintendent of Banking and Microfinance of the Superintendence of Banking, Insurance and Pension Funds in Peru between 2008 and 2012. Previously he was the Deputy Superintendent of Risks between 2004 and 2008, for the same Superintendency. Subsequently, he worked as a specialist in financial markets with the International Monetary Fund. He has worked for several companies in the financial system in senior executive positions. He has also been a member of several Boards of Directors in the private financial sector as well as in the state. He is a recurring lecturer on risk management issues and a university professor in the areas of Risk Management and Portfolio Management.

Fernando Rodrigo. Mr. Rodrigo joined the company in 2022 as Vice President of Business Development. Before that, he was a Principal at IG4 Capital and Head of IG4’s Lima office, having joined IG4 as a Senior Associate in 2018. Prior to joining IG4, Fernando worked at Ambev from 2016 to 2018, most recently as Head of Cash Flow & Capex for Latin America North (Brazil & the Caribbean). Previously, he worked in private equity, first as an Associate at Enfoca, a leading Peruvian investment firm, from 2013 to 2014, and then as a Senior Associate at Arlon Group, a firm focused on mid-market investments in the food & agriculture sector, from 2015 to 2016. Prior to this, he worked as an investment banker in the United States, first as an Analyst at Credit Suisse from 2007 to 2009 and then as an Associate at Pan American Finance from 2010 to 2011. He began his career as an Analyst on the International Equities Sales Trading desk at Goldman Sachs in New York City in 2006. He holds a bachelor’s degree in government from Harvard University and an MBA from the Kellogg School of Management.

Fredy Chalco. Mr. Fredy Chalco joined the company in 2016 and now he VP of Corporate Finance. He is an economist with over 18 years of experience across Project Finance, Corporate Finance, Debt Structuring, Mergers and Acquisitions and Restructuring. He is graduated from Universidad del Pacifico (Peru) with focus on Finance and International Relations, and from London Business School (UK) where he got a Master in Finance. He has been working at several companies related to the Infrastructure sector in Peru and LATAM where he was, among other positions, Finance Associate, Head of Finance and Administration and Finance Manager. Between 2012 and 2015 he was partner of Prime Capital Advisors, a Peruvian investment firm focused on advisory in Debt Structuring and Restructuring, Valuations, Business Development and Financing of Infrastructure Projects. In 2016, he started to work as Head of Corporate Finance at AENZA where he has involved in the structuring of the AENZA’s main financings such as Line 1 of the Lima Metro Expansion Project (2017), equity raising (2019) and the Convertible Bond (2021).

Javier Macedo. Mr. Macedo joined the company in February 2022 as Corporate Internal Audit Officer. He has a 21-year experience on internal auditing, internal control, risk management, fraud investigations, financial and operational consulting, and corporate compliance. He has worked for EY providing advisory services to several multinational companies related to construction, real state, oil & gas, mining, and construction sectors, in North, Central and South American countries and Spain. He has also worked at Barrick Gold Corporation as Regional Capital Projects Audit Manager and at Savia and Cosapi groups leading their internal audit functions. Mr. Macedo currently holds the following certifications from the Institute of Internal Auditors (USA): Certified Internal Auditor (CIA) and the Certification in Control Self-Assessment (CCSA). He holds a bachelor’s degree in Accounting from Universidad del Pacifico (Peru), post-graduate diplomas in Mining Management from Universidad ESAN (Peru) and in Corporate Governance and Compliance from Universidad del Pacifico (Peru), and he also holds an Executive MBA from Politecnico Di Milano (Italy).

Oscar Pando. Mr. Pando joined the company in May 2016 and since then has served as General Manager of our infrastructure subsidiary Unna Transporte S.A.C. (formerly “Concar S.A.C.”) until 2019. From 2019 to 2021, he served as Regional CFO for our Engineering & Construction business unit. Now is the VP of Corporate Control & Planning for AENZA S.A.A Prior to joining the company, Mr. Pando has served in different functional positions in different countries in Latin America and the United States, such as Regional Manager of Corporate Affairs, CFO, Financial Planning Manager at Philip Morris International, General Manager in different industries such as Services, Fishery and Consumer Goods, and Bankruptcy Administrator for Doe Run Peru, one of the major restructuring/liquidation cases in Peru. He holds a degree in Business Administration from the Universidad de Lima and an MBA degree from Georgetown University. Mr. Pando is also member of the Board of Directors in several of our subsidiaries, including Cumbra Peru S.A., Vial & Vives – DSD S.A., Unna Energia S.A. and Viva Negocio Inmobiliario S.A.

Silvana Perez. Ms. Pérez joined AENZA in 2019 and has served as our Chief Compliance Officer since October 31, 2021. She is responsible for our company’s Corporate Compliance Program. Before that, Ms. Perez served as Compliance Program, Ethics, and Training Manager, from September 2019 in AENZA. She has more than 20 years of experience in corporate governance, legal, contracts, ethics, and implementing risk and compliance programs at leading multinational companies. Prior to joining the group, she also served as the Chief Corporate Compliance Officer and General Counsel for Komatsu Mitsui from 2013 to 2019, and Legal Counsel of Telefonica group from 2003 to 2013. She holds a degree in Law from Pontificia Universidad Catolica del Peru, an LLM (Master of Laws) from The University of Cambridge (United Kingdom) and a postgraduate degree in Organizational Leadership from Saïd Business School at The University of Oxford (United Kingdom). She has attained specialist qualifications from The United Nations System Staff College (UNSSC), International Anti-Corruption Academy (IACA), AENOR (Madrid) and Universidad del Pacífico (Peru) in Compliance, Anticorruption, Internal Control, Public Contracts Management, Infrastructure, and Public Services Regulation. She has taught as a university professor in Corporate, Regulatory and Contractual Law on both postgraduate and undergraduate degree courses at the most prestigious Law Schools in Peru. She has also been recognized by the world’s leading legal directory, The Legal 500, in their General Counsel Powerlist for Peru in 2018.

Manuel Wu Rocha. Mr. Wu is a civil engineer from the Pontificia Universidad Católica del Peru and holds a Master’s degree in business administration from the Universidad de Piura (Peru). He joined the company in 2001, and acted as chief technical officer for the oil and gas, electricity, infrastructure and sanitation areas of Cumbra from 2003 until 2007. He became manager of purchases and logistics of Cumbra in 2007, and general manager of the consortium Lima Actividades Comerciales comprised by Cumbra and Aguas de Barcelona from 2009 until 2011. Since 2011, he has worked as chief executive officer of Línea 1 S.A. Mr. Wu is currently Chief Executive Officer of Highway Concessions.

Reynaldo Llosa Martinto. Mr. Llosa joined the company in 2014, and has served as the chief executive officer of UNNA Energía since February 2014. He holds a degree in mechanical engineering from the University of Houston, as well as an MBA from the Universidad de Piura (Peru). He has completed several technical and executive programs, including certificate programs at Rice University and Northeastern Kellogg School of Management. He served as the chief executive officer of BPZ Energy from 2010 to 2013. Prior to that, he had worked in Schlumberger for 25 years, the last 15 of which he spent in management positions.

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

Rolando Ponce Vergara. Mr. Ponce joined the company in 1993 and has served as the chief executive officer of our subsidiary Viva since 2008, and as our chief real estate area officer since 2014. He holds a degree in civil engineering from Universidad Ricardo Palma (Peru). He also holds a Master’s degree in construction and real estate business management from the Pontificia Universidad Católica de Chile-Politécnica de Madrid, Spain. He previously served as manager of Cumbra’s real estate division. He is currently a member of the boards of directors of our subsidiaries Viva and Almonte.

Executive Commission

The Executive Commission is currently comprised by our Chief Executive Officer (CEO), our Chief Financial Officer (CFO), our Vice President of People, Public Affairs and Shared Services, our Chief Legal Officer, our Vice President of Corporate Finance, our Vice President of Business Development, our Vice President of Corporate Control and Planning, and the Business Segments Vice Presidents for each of the four segments. The Executive Commission evaluates, at the management level, among other matters, our strategic plan, annual budget and annual investment plan.

Kinship

None.

B.	Compensation

Compensation of Directors and Executive Officers

Director compensation must be approved by a majority of shareholders at our annual shareholders’ meeting.

In 2021, total compensation paid to our Board of Directors amounted to S/ 3.01 million, including compensation paid to directors that serve on our subsidiaries’ Board of Directors. In 2021, total compensation paid to our executive officers amounted to S/20.32 million.

We also paid health insurance to four former senior managers of the company, approved by the talent committee. This health insurance policy is reviewed quarterly by our committees. Under Peruvian law, unless we dismiss someone for justified cause, we are required to pay the dismissed employee (but not directors) 1.5x annual salary for every year with our company for a period not to exceed 12 years. We are not required to make such payments in the event of voluntary termination. Although we have no ongoing obligation to do so, in the past we have provided, and in the future we may provide, such benefits to our executive officers upon their retirement. We have not set aside or reserved any amounts to provide for pension, retirement or other similar benefits.

Executive Compensation Plan

We establish and pay executive compensation in compliance with applicable labor and tax regulations and corporate governance standards and in accordance with market conditions.

We establish pay scales taking into consideration senior managers’ responsibilities, including the degree of complexity of those responsibilities, power of decision-making and scope of supervision entrusted.

The fixed salary component of compensation is established for each position based on a pay scale. Fixed salary includes family allowance and cost of living payments, if applicable. We evaluate senior managers at least once a year to develop action plans in furtherance of continuously improving management performance.

The variable component of compensation is paid to senior managers and other employees for meeting specific goals, and is related both to his or her performance and our financial results. Variable compensation is typically paid as an annual incentive.

In addition, labor regulation establishes a mandatory profit sharing provision of 5% of our total annual taxable income, to be distributed among all employees, calculated based on a formula established by law that considers the days worked in the year and remuneration.

Our senior managers also receive additional benefits, typically non-pecuniary. The benefits granted include: (i) a vehicle owned and maintained by our company, with the purpose of facilitating transportation of senior managers in the performance of their functions; (ii) a fuel allowance to offset transportation costs in the performance of their functions; and (iii) an insurance policy, including work accident and high risk coverage.

C.	Board Practices

Board Committees

We have four board committees comprised of members of our Board of Directors.

Audit and Compliance Committee

Our Audit and Compliance Committee is comprised by the directors Mr. Carlos Rojas Perla (chairman of the committee), Mr. Santiago Hernando Perez, Mr. Antonio Carlos Valente Da Silva and Mr. Juan Vicente Revilla Vergara. Mr. Carlos Rojas Perla, Mr. Santiago Hernando Perez and Mr. Antonio Carlos Valente Da Silva fulfill the independence standards set forth in Rule 10A 3 of the U.S. Exchange Act and applicable NYSE rules. Mr. Carlos Rojas Perla qualifies as an “audit committee financial expert” in accordance with NYSE standards and applicable SEC rules. Mr. Juan Vicente Revilla Vergara has non-voting observer status, as described in Item 16D.

These directors have extensive business and economic experience in Peru. Our Audit and Compliance Committee oversees our corporate accounting and financial reporting process. The Audit and Compliance Committee is responsible for:

●	ensuring the integrity of our financial statements and financial and non-financial reports;

●	reviewing our financial statements and other financial reports and recommending to the Board of Directors their approval and the submission of the annual financial statements to the shareholders for approval;

●	conducting the selection process of the external audit firm, submit a recommendation to the Board of Directors regarding the external auditor so that the Board of Directors may make an informed proposal to the shareholders over this matter;

●	assessing the performance of the external audit firm with a special emphasis on its independence;

●	supervising and evaluating the external and internal audit processes;

●	recommend to the Board of Directors the appointment or removal of the Corporate Internal Audit Officer and Corporate Compliance Officer;

●	assessing the efficacy of the governance and internal control practices, as well as the reliability of the compliance management processes and of the financial and non-financial reports of the company

●	evaluating our company’s compliance with the Board of Director’s internal regulation, as well as with general principles of corporate governance;

●	informing our Board of Directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function;

●	establishing procedures for the reception, retention and treatment of complaints regarding any breaches to our code of ethics or internal policies including but not limited to accounting, internal controls or other auditing matters, including the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	supervising the investigations conducted in relation to complains made through the ethical channel or any other whistleblower channel available by the company to our employees, suppliers or any other stakeholders and adopt any corrective necessary measures;

●	approving the internal audit plan;

●	reviewing the findings of the internal audit and monitoring their corresponding remediation plans;

●	proposing to the Board of Directors the approval of the code of ethics and of the company’s corporate governance framework and supervising their implementation;

●	recommending to the Board of Directors the approval of policies that are tailored to the nature, size, risks and complexity of its business in matters related to: (A) ethical management; (B) insider trading; (C) due diligence of counterparts; (D) preventing money laundering and the financing of terrorism, corruption and other crimes; (E) managing conflicts of interest; (F) monitoring compliance of the policies and applicable laws and regulations; and (G) any other matter necessary to fulfill its purpose;

●	supervising and assessing the compliance function and approving its budget;

●	reviewing the results of the assessment of effectiveness and efficiency tests on control mechanisms made by internal and external auditors and measuring the impact on residual risks that any ineffectiveness or inefficiency of control mechanisms may cause;

●	proposing measures and controls for the prevention of crime and the advancement of ethical conduct within the company;

●	informing the Board of Directors whenever it identifies an inconsistency between the company’s strategy and the company’s policies and propose measures to eliminate such inconsistency;

●	supervising and assessing the transactions entered by the company or its subsidiaries with related counterparties;

●	monitoring the implementation of the compliance training program;

●	supervising the implementation of crime prevention and compliance policies ensuring that management assigns sufficient resources to that end;

●	determining the periodicity and form by which members of the Board of Directors shall inform any potential conflicts of interest or any other individual disclosure that is required;

●	assessing and monitoring compliance with regulatory and legal obligations and policies;

●	independently engaging its own counsel and any other advisers it deems necessary to fulfill its functions; and

●	establishing policies and procedures to pre-approve audit and permissible non-audit services.

The Corporate Internal Audit Officer and Corporate Compliance Officer report to this committee. Our Board of Directors has adopted a written charter for our Audit and Compliance Committee that is included in the Charter of the Board of Directors, which is available on our website at www.aenza.com.pe.

Environment, Social and Corporate Governance

Our Environment, Social and Corporate Governance Committee is comprised by three directors, one of which is independent under NYSE independence standards. The current members of the committee are Mrs. Gema Estaban Garrido (chairwoman of the committee), Mr. Pablo Ignacio Kühlenthal Becker and Mr. Antonio Carlos Valente. The Environment, Social and Corporate Governance Committee is responsible for:

●	supervising and providing opinion to management in relation to the implementation of policies, strategies, programs, objectives and goals related to corporate sustainability based on the best international practices and according to our strategic plan;

●	identifying all the resources needed to achieve a successful implementation and execution of corporate sustainability strategies and practices;

●	analyzing and advising management on local, regional and global environmental, social and corporate governance trends and provide action plans that respond to such trends;

●	supervising and advising management with regards to the identification, assessment and management of risks and opportunities within the sustainability field considering public policies, regulations and legislation on the matter;

●	promoting a proactive strategy to establish a relationship with stakeholders, clients, investors, suppliers, employees and the society in general with the purpose of defining the issues that are material to the company from a risk and opportunity perspective;

●	monitoring and analyzing social, environmental and corporate governance indicators and report to the Board of Directors regarding the evolution of such indicators and propose corrective measures when necessary;

●	ensuring that the strategic plan includes social, environmental and corporate governance initiatives and indicators and the determination of the financial impact of such indicators;

●	identifying the existence or absence of efficient and innovative internal control systems in social and environmental matters;

●	verifying compliance with the highest environmental, social and corporate governance standards;

●	opining along with Audit and Compliance Committee on an adequate reporting method for environmental, social and corporate governance matters according to the best international practices; and

●	ensuring that the corporate culture is in line with its purpose and values with transparency for its stakeholders.

The Vice President of Public Affairs, Human Resources, Shared Services and Information Technology report to this committee. Our Board of Directors has adopted a written charter for our Environment, Social and Corporate Governance Committee that is included in the Charter of the Board of Directors, which is available on our website at www.aenza.com.pe.

Talent Committee

Our Talent Committee is comprised of three directors, one of which is independent in accordance with NYSE independence standards. The current members of the committee are Mr. Juan Vicente Revilla Vergara (Chairman), Mr. Santiago Hernando Pérez and Mr. Esteban Viton Ramírez. The Talent Committee is responsible for:

●	reporting to our Board of Directors on the appointment and dismissal of senior managers;

●	advising the Board of Directors of its recommendations to the shareholders’ meeting on director appointments, determination of the number of directors, director compensation and appointment of directors to substitute exiting directors;

●	proposing the size and members of board committees to the Board of Directors;

●	reviewing and proposing to the Board of Directors corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives, and determining and approving CEO compensation;

●	establishing compensation arrangements for senior managers in accordance with the financial results of our company; proposing measures to ensure transparency in the remuneration of directors and senior managers;

●	evaluating and approving our human resources policies, including succession plans;

●	approving the appointment and termination of managers that report directly to the chief executive officer (other than managers that report functionally to the Audit and Compliance Committee);

●	approving corporate policies related to compensation, succession, selection and retention of talent and the exceptions to such corporate policies;

●	evaluating the performance of the Board of Directors and of management on an annual basis;

●	reporting to our Board of Directors on matters regarding related party transactions that could result in a conflict of interest; establishing our social responsibility policies;

●	appointing third-party independent compensation consultants, and establishing the compensation of and overseeing the third-party independent compensation consultants;

●	proposing candidates for the position of chief executive officer to the Board of Directors;

●	monitoring the internal image of the company and proposing to the Board of Directors measures to protect such image; and

●	approving organizational structures and restructuring or redeployment measures of human capital.

As a foreign private issuer, we are not required to maintain a compensation committee that complies with all of the U.S. laws and regulations and NYSE requirements applicable to U.S. issuers.

Our Board of Directors has adopted a written charter for our Talent Committee that is included in the Charter of the Board of Directors, which is available on our website at www.aenza.com.pe.

Finance, Risk and Investment Committee

Our Finance, Risk and Investment Committee is comprised of four directors, one of which is independent under the NYSE independence standards. The current members of the committee are Mr. Pablo Ignacio Kühlenthal Becker (Chairman), Mr. Gustavo Nickel Buffara de Freitas and Mr. Julio Dittborn Chadwick, with the appointment of the fourth member subject to the approval of our Board of Directors.

The Finance, Risk and Investment Committee is responsible for:

●	establishing our investment policies;

●	assessing the profitability of the company’s investments;

●	proposing to the Board of Directors the approval of the annual budget and the strategic plan;

●	proposing to the Board of Directors the approval of strategic guidelines;

●	approving and monitoring the liquidity plan and the capitalization or indebtedness of the company;

●	proposing to the Board of Directors the approval of equity contributions, mergers or acquisitions and any purchase or sale of companies or businesses;

●	approving our annual investment plan;

●	analyzing the projects that would require an investment greater than US$5 million;

●	identifying risk indicators to measure the most relevant risks and monitoring such indicators on a quarterly basis;

●	proposing to the Board of Directors the approval of the company’s risk assessment;

●	approving the risk management policy, the risk manual and the risk matrix;

●	monitoring the risk exposure related to associations, corporations or consortia managed with third parties and inform the Board of Directors of such risks; and

●	ensuring that the company and its subsidiaries mitigate adequately their risk and that they have in place business continuity and recovery plans.

Our Board of Directors has adopted a written charter for our Finance, Risk and Investment Committee that is included in the Charter of the Board of Directors, which is available on our website at www.aenza.com.pe.

D.	Employees

We have developed an extensive and talented team, including more than 1,600 engineers, which gives us the capability and scale to undertake large and complex projects. We also have access to a network of approximately 11,700 manual laborers throughout Peru that can supplement our workforce when required by our projects. Moreover, we have the flexibility to engage our own workers on projects outside Peru, avoiding the need to seek new employees in other countries.

As of December 31, 2021, we had a total of 18,598 full-time employees, including approximately 12,117 manual laborers, a number that fluctuates depending on our project backlog. At such date, we also worked with 1,268 employees of subcontractors. Occasionally, we employ subcontractors for particular aspects of our projects, such as carpenters, specialists in elevator installation and specialists in glassworks. We are not dependent upon any particular subcontractor or group of subcontractors. As of December 31, 2021, 24.1% of our employees worked outside Peru. The following table sets forth a breakdown of our employees by category as of December 31, 2021.

Salaried Employees	Infrastructure	Energy	E&C	Real Estate	Corporate (3)	TOTAL
Engineers	185	98	1,251	59	35	1,628
Other Professionals	201	61	614	55	120	1,051
Technical specialists	500	69	1,607	37	34	2,247
Manual Laborers(1)	1,467	0	10,529	121	0	12,117
Joint operation employees(2)	75	159	1,321	0	0	1,555
Subtotal	2428	387	15,322	272	189	18,598
Subcontracted employees	0	0	1,242	0	26	1,268
Total	2428	387	16,564	272	215	19,866

(1)	The number of manual laborers, who form part of our network of approximately 11,790 manual laborers, varies in relation to the number and size of projects we have in process at any particular time.
(2)	Includes engineers, professionals, technical specialists and manual laborers employed by our joint operations.
(3)	Includes parent company and our subsidiary Qualys S.A.

The following chart sets forth the changes of our total employees as of December 31, 2019, 2020 and 2021.

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

Through our Academy, we offer continuing education opportunities through a wide selection of courses and training programs targeted at each level. We believe the knowledge that our employees gain through these programs is reflected in the way they work and relate to our clients, adding value in every step. During 2021, we invested US$3,130,274 in continuing education, reaching approximately 121,000 training hours for our employees.

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

In our E&C segment, collective bargaining agreements are negotiated in our operations in Peru at two levels: (i) on an annual basis between the National Federation of Civil Construction and the Peruvian Chamber of Construction, without our direct involvement; and (ii) on a per project basis directly between the unions and our project committees, in accordance with such annual agreement. In addition, some of our personnel in our gas processing plant belongs to the labor union Unicode Workers Union UNNA Energía S.A. We currently have collective bargaining agreements with some of our gas processing plant workers. These collective bargaining agreements are negotiated on an annual basis.

In relation to our E&C operations in Colombia, we currently do not have any unions or any kind of collective bargaining in our projects, and for our E&C operations in Chile, the unions are formed for each project and in some of our projects, such as Quebrada Blanca, we have industry union members.

Safety

We safeguard the health and safety of our employees and of all the persons present in our operations and services. To that end, we provide safe work conditions, we manage risks in a timely manner and we promote a culture of prevention, starting from the leadership and commitment of our senior management.

In 2021, our company trained our top and middle management, collaborators and suppliers or subcontractors in security matters. During this period, we reported an accident incidence rate of 0.29 accidents for every 200,000 hours worked, remaining at a level similar to 2020.

Our occupational health and safety management system in all of our subsidiaries (Chile, Peru and Colombia) is certified by ISO 45001. We believe a safe job site contributes to our reputation and ability to gain new business while enhancing employee morale and reducing costs and exposure to liability.

Under our framework, we have provided over 97,578 hours of training in risk prevention for managers and directors, more than 527,184 hours of training for employees and nearly 158,521 hours of training for subcontractors. Additionally, to improve the leadership and commitment of our chain of command, these training sessions were complemented with periodic manager’s visits to projects, the establishment of annual safety goals based on the type of activity, the generation of opportunities to share lessons learned, and the monitoring of safety panels by our Board of Directors.

E.	Share Ownership

As of March 31, 2022, persons who are currently members of our Board of Directors and our executive officers did not held our common shares.

Our directors and executive officers do not have different voting rights.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2022, our issued and outstanding share capital was comprised of 1,196,979,979 common shares. The following table sets forth the beneficial ownership of our common shares as of March 31, 2022, based on information provided to us by CAVALI S.A. ICLV, the Peruvian clearing house (“CAVALI”) and The Bank of New York Mellon, as depositary for the holders of ADS, except as set forth below.

Shareholder	Number of shares	Percentage owned
IG4 Capital Infrastructure Investments LP(1)	219,138,382	18.31%
AFP PRIMA S.A. (Grupo Crédito)	141,258,490	11.80%
AFP INTEGRA S.A. (Sura Group)	123,579,629	10.32%
AFP PROFUTURO S.A.	120,405,988	10.06%
Fratelli Investment Limited	110,996,399	9.27%
AFP HABITAT	107,962,695	9.02%
Pacifico Corp S.A.C	103,499,728	8.65%
GH Holding Group(2)	61,349,148	5.13%
La Fiduciaria – FID IG4(1)	53,647,119	4.48%
The Bank of New York Mellon, as depositary for the holders of ADS(3)	38,886,070	3.25%
Other Shareholders	116,256,331	9.71%
Total	1,196,979,979	100.00%

(1)	On June 15, 2021, IG4 Capital Infrastructure Investments LP (“IG4”) announced a tender offer for a total of 107,198,601 common shares equivalent to 12.29% of our outstanding shares. On August 10, 2021, IG4 purchased a significant shareholding participation amounting to 23.90% of the total outstanding shares, of which 12.29% was purchased within the tender offer and additional common shares equivalent to 11.61% of our total outstanding shares were acquired in transactions outside of the tender offer. Furthermore, on August 12, 2021, certain shareholders of AENZA signed a trust agreement with IG4, as trustee, and La Fiduciaria S.A., as fiduciary, whereby IG4 acquired the voting rights of AENZA’s common shares representing approximately 8.97% of the total outstanding shares for a period of eight years, which could be automatically renewed for an additional period of eight years. As of March 31, 2022, IG4 Capital Infrastructure Investments LP control common shares representing a total of 30.05% of our capital stock, which includes (i) 18.31% of our capital stock held directly, (ii) voting rights to the 5.13% and 4.48% of our capital stock held by GH Holding Group and La Fiduciaria – FID IG4, respectively, and (iii) voting rights to an additional 2.14% of our capital stock pursuant to syndicated agreements between IG4 and certain other shareholders.

(2)	Voting rights transferred to IG4 as part of the agreement mentioned in note (1) above.
(3)	Excluding AFP PRIMA S.A. and AFP PROFUTURO S.A. beneficial ownership of our common shares as of March 31, 2022.

As of March 31, 2021, 15 record holders of our common shares were located in the United States (including Bank of New York Mellon, as depositary for the holders of ADS), according to CAVALI.

The following table sets forth the changes in beneficial ownership of our common shares from December 31, 2019, to December 31, 2021, based on information provided to us by CAVALI and The Bank of New York Mellon, as depositary for the holders of ADSs.

	As of December 31, 2019		As of December 31, 2020		As of December 31, 2021
Shareholders	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned
IG4 Capital Infrastructure Investments LP(1)	0	0	0	0	107,198,601	12.29
AFP PRIMA S.A.	61,902,445	7.10	61,902,445	7.10	90,772,445	10.41
AFP INTEGRA S.A.	72,296,726	8.29	68,357,336	7.84	63,290,664	7.26
AFP PROFUTURO S.A.	38,751,338	4.44	38,751,338	4.44	67,087,463	7.69
FRATELLI INVESTMENTS LIMITED	86,633,390	9.94	86,633,390	9.94	86,633,390	9.94
AFP HABITAT S.A.	30,581,677	3.51	65,795,596	7.55	93,878,296	10.77
PACIFICO CORP S.A.C	87,191,786	10.00	87,191,786	10.00	76,217,749	8.74
GH Holding Group(2)	117,538,203	13.48	117,538,203	13.48	61,349,148	7.04
La Fiduciaria – FID IG4(1)	0	0	0	0	53,647,119	6.15
The Bank of New York Mellon, as depositary for the holders of ADS(3)	88,254,945	10.12	62,943,030	7.22	60,962,175	6.99

(1)	On June 15, 2021, IG4 Capital Infrastructure Investments LP (“IG4”) announced a tender offer for a total of 107,198,601 common shares equivalent to 12.29% of our outstanding shares. On August 10, 2021, IG4 purchased a significant shareholding participation amounting to 23.90% of the total outstanding shares, of which 12.29% was purchased within the tender offer and additional common shares equivalent to 11.61% of our total outstanding shares were acquired in transactions outside of the tender offer. Furthermore, on August 12, 2021, certain shareholders of AENZA signed a trust agreement with IG4, as trustee, and La Fiduciaria S.A., as fiduciary, whereby IG4 acquired the voting rights of AENZA’s common shares representing approximately 8.97% of the total outstanding shares for a period of eight years, which could be automatically renewed for an additional period of eight years. As of March 31, 2022, IG4 Capital Infrastructure Investments LP control common shares representing a total of 30.05% of our capital stock, which includes (i) 18.31% of our capital stock held directly, (ii) voting rights to the 5.13% and 4.48% of our capital stock held by GH Holding Group and La Fiduciaria – FID IG4, respectively, and (iii) voting rights to an additional 2.14% of our capital stock pursuant to syndicated agreements between IG4 and certain other shareholders.
(2)	Voting rights transferred to IG4 as part of the agreement mentioned in note (1) above.
(3)	Excluding AFP PRIMA S.A. and AFP PROFUTURO S.A. beneficial ownership of our common shares as of March 31, 2022.

Our major shareholders do not have different voting rights.

In December 2018, our company issued and sold a total of 69,380,402 common shares through a combination of preemptive rights to the company’s existing shareholders and a private placement. On April 2, 2019 our company issued and sold 142,483,633 common shares pursuant to a private placement.

On August 13, 2021, AENZA issued bonds convertible into common shares in a total principal amount of US$89.9 million. In accordance with the terms and conditions of the convertible bonds, holders of convertible bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022 we issued 37,801,073 new common shares. Additionally, holders of convertible bonds in a principal amount equivalent to US$79 million exercised their conversion rights and, on March 31, 2022, we issued additional 287,261,051 new common shares. Therefore, our capital stock has increased from S/871,917,855 to S/1,196,979,979. After these conversions, the convertible bonds have been fully cancelled.

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

Valuation: from a tax standpoint, the value of those transactions must be equal to the fair market value assessed under transfer pricing rules, i.e., the value agreed to by non-related parties under the same or similar circumstances. Similarly, companies with securities registered in the Peruvian Public Registry of Securities (Registro Público del Mercado de Valores), such as us, are required to comply with the following rules:

●	The directors and managers of our company cannot, without the prior authorization of the Board of Directors, (i) receive in the form of a loan money or assets of our company; or (ii) use, for their own benefit or for the benefit of related parties, assets, services or credits of our company.

●	The execution of agreements that involve at least 5% of the assets of our company with persons or entities related to directors, managers or shareholders that own, directly or indirectly, 10% of the share capital, requires the prior authorization of the Board of Directors (with no participation of the director involved in the transaction, if any).

●	The execution of agreements with a party controlled by our company’s controlling shareholder requires the prior authorization of the Board of Directors and an evaluation of the terms of the transaction by an external independent company (audit companies or other determined by Resolución SMV N 029-2018-SMV-01).

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

Related Party Transactions

We enter into certain related party transactions in the ordinary course of our business. No such transactions in effect during 2021 were material to our company or, to our knowledge, to any such related party, nor were any such transactions unusual in their nature or condition. See note 12 to our audited annual consolidated financial statements included in this annual report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 of this annual report on Form 20-F.

Legal and Administrative Proceedings

Our company, certain of our subsidiaries, and certain of our former directors and senior managers, have been charged in connection with criminal and civil investigations relating to certain of our projects in connection with our association with Odebrecht and in connection with our alleged participation in the alleged “construction club” during the period 2004 to 2016, as well as administrative proceedings initiated by INDECOPI related to these and other matters arising from conduct during the period from 2002 to 2016. “See also “Item 3.D. Key Information—Risk Factors—Risks Related to Key Developments”. These proceedings have led to significant changes in our corporate governance structure and the adoption of measures to address compliance matters. Below we describe the most material proceedings involving the company:

Criminal Investigations Derived from Projects Developed in Partnership with Odebrecht

In 2018, the Peruvian criminal prosecutor charged our company and our engineering and construction subsidiary, Cumbra, as criminal defendants in connection with the IIRSA South (tranche II) project concession, and the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) included our company and Cumbra in its criminal investigation. Separately, in connection with these investigations, in December 2018, the Peruvian First National Preparatory Investigation Court also resolved to include our company and Cumbra as civilly responsible third parties in the investigations related to the IIRSA South (tranche II) project concession and Cumbra as a civilly responsible third party in the investigations related to Tranches 1 and 2 of the Lima Metro.

In December 2018, Cumbra was formally included as a civilly responsible third party, along with eleven other construction companies, in the criminal investigation conducted by a Peruvian public prosecutor with respect to an alleged “construction club” that colluded to receive public contracts. In October 2021, the prosecutor filed a motion to criminally charged Cumbra and another of our subsidiaries, UNNA Transporte, and other companies in the construction sector in Peru, as well as a former director and former senior managers of our company, with collusion and other alleged crimes.

Additionally, Peruvian prosecutors have included José Graña Miró Quesada, the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a former board member of our company and former chairman of our subsidiary Cumbra, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South (tranche II) project concession, in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña and Hernando Graña, as well as Juan Manuel Lambarri, the former chief executive officer of our subsidiary Cumbra, have been charged in connection with Tranches 1 and 2 of the Lima Metro. On February 9, 2022, the Peruvian press reported that Peruvian prosecutorial authorities entered into plea agreements with José Graña Miró Quesada and Hernando Graña Acuña, which remain subject to judicial approval. These plea agreements are confidential under Peruvian law and we, therefore, do not know their content, however, they may include information related to wrongdoing or knowledge of improper behavior while José Graña Miró Quesada and Hernando Graña Acuña were at the company.

We understand that Peruvian prosecutors had initiated an investigation with respect to the Chavimochic project. Neither the company nor any of its affiliates or personnel were subject to investigation and therefore we have limited information. However, we understand that the Chavimochic investigation has subsequently been closed without any further action. The project has not been operational since 2017, and parties, without our participation, are currently in discussions with the Peruvian government in relation to the future of the project.

Criminal Investigations in Relation to the Construction Club

Cumbra has been included, along with other construction companies, in the criminal investigation that the Peruvian public ministry has been carrying out in relation to the alleged “construction club” for conduct during the period from 2002 to 2016. In December 2018, Cumbra was formally included as a third party civilly responsible, along with eleven other construction companies, in the criminal investigation conducted by a Peruvian public prosecutor with respect to an alleged “construction club” that colluded to procure public contracts. In October 2021, the prosecutor filed a motion to criminally charged Cumbra and another of our subsidiaries, UNNA Transporte, and other companies in the construction sector in Peru, as well as a former director and former senior managers of our company, with collusion and other alleged crimes. The resulting contingency from these matters has been included in the settlement and cooperation agreement with Peruvian prosecutorial authorities.

Settlement and Cooperation (Acuerdo Preparatorio de Colaboración Eficaz y Beneficios)

Following internal investigations on the events covered by the criminal investigations described above, the company provided all of the evidence found during its internal investigation to Peruvian authorities within the framework of a settlement and cooperation process in line with the company’s commitment to transparency and integrity.

In May 2021, we entered into a settlement and cooperation agreement (Acuerdo Preparatorio de Colaboración Eficaz y Beneficios) with Peruvian prosecutorial authorities by which we acknowledged that certain of our former directors and senior managers have used the company to commit wrongdoing during the period from 2004 to 2016 and, as a result, we have agreed to indemnify the Peruvian government for the resulting damages. The agreement, which is pending judicial approval, is related to investigations of substantially all of the construction and operation of infrastructure projects in Peru in which we participated with Odebrecht affiliates as well as our alleged participation in a “construction club” aimed to procure government contracts. Under the agreement, we have agreed to pay a civil penalty of S/321,916.404 and US$41,061,790 over 12 years, subject to a statutory interest rate in Peruvian and foreign currency, and to a pledge of collateral valued at S/197.0 million through a trust agreement that includes shares issued by a subsidiary of AENZA, a real estate asset guarantee and a debt service guaranty account. Among other conditions, the agreement includes a restriction on participating in new public construction and road maintenance contracts for two years from the approval of the agreement. As of December 31, 2021, we recorded an estimated provision reflecting the present value of the penalty, which amounted to S/164.6 million and US$18.9 million (in total, S/240.1 million, or approximately US$60.1 million).

According to the terms of the settlement and cooperation agreement, the civil penalty would cover the total contingency to Peruvian prosecutorial authorities to which the company is exposed as a result of the investigations of past projects in which the company participated with Odebrecht (other than the Chavimochic project) and investigations relating to an alleged participation in the “construction club” (excluding INDECOPI’s separate administrative proceedings). Nevertheless, the agreement remains subject to judicial approval and the terms and conditions are subject to confidentiality provisions. If the agreement is approved, the Prosecutor's Office would be obliged under the agreement to request, with respect to the projects subject to it, the complete exemption of the company from the scope of Law 30737 and its implementing regulation approved by Decreto Supremo No 096-2018-EF.

Investigations and Administrative Process initiated by INDECOPI in relation to the Construction Club

On July 11, 2017, INDECOPI initiated an investigation of several construction companies, including our subsidiary Cumbra, relating to the existence of an alleged “construction club” that colluded to receive public contracts, during the period from 2002 to 2016. On February 11, 2020, Cumbra was notified by the Technical Secretariat of the Commission for the Defense of Free Competition of INDECOPI with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons for alleged anticompetitive conduct to procure government contracts. On November 17, 2021, the Commission imposed a fine of approximately S/67 million against Cumbra, which is currently being challenged and is pending of resolution by the final administrative instance within the INDECOPI Court. As of December 31, 2021, Cumbra recorded an estimated provision amounting to S/52.6, with a present value equivalent to S/24.5 million (approximately US$6.3 million), related to this fine.

Investigations and Administrative Proceeding initiated by INDECOPI for Anti-Competitive Practices in the Labor Market in the Construction Sector

On February 7, 2022, Cumbra and UNNA Transporte were notified of Resolution No. 038-2021/DLC-INDECOPI, by means of which the Commission for the Defense of Free Competition of INDECOPI initiated an administrative sanctioning proceeding for alleged concerted distribution of suppliers in the labor market in the construction sector between 2011 and September 2017, in which competitor construction companies agreed not to hire staff of another party without its prior consent. The Commission for the Defense of Free Competition of INDECOPI will resolve the case in the first instance, and if either of the aforementioned subsidiaries appeals, the Chamber for the Defense of Competition of the INDECOPI Tribunal will decide in the second and final instance of the administrative procedure. The decision of INDECOPI may also be judicially challenged, however, such challenge would not suspend the execution of the challenged decision. As of December 31, 2021, Cumbra recorded an estimated provision amounting to S/4.8 million (or approximately US$1.2 million) related to this proceeding.

Complaint related to the Talara Refinery Project

In July 2020, our subsidiary Cumbra filed a complaint in Peru, in the amount of US$78 million, against Técnicas Reunidas for breach of contract in connection with the Talara refinery project. The complaint alleges, among other things, that Técnicas Reunidas failed to reimburse Cumbra for additional costs incurred as a result of an expanded scope of work. Técnicas Reunidas filed a counter-claim in the amount of US$81 million, claiming that Cumbra’s allegations lacked merit and that Cumbra breached its contract by abandoning work without cause. In addition, in connection with the proceedings, in December 2020, Técnica Reunidas enforced two letters of credit in the amount of approximately US$24 million that Banco Santander had issued on behalf of Cumbra, as security for an advance payment in connection with the project. Cumbra amended its claim to include the proceeds of those letters of credit, which amounts have been separately being converted into a loan payable from Cumbra to Banco Santander. See “Item 5— Liquidity and Capital Resources —Indebtedness.”

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

Under Peruvian law, companies may distribute up to 100% of their profit (after payment of income tax) subject to a 10% legal reserve until the legal reserve equals 20% of the total value of their capital stock. According to Article 40 of the Peruvian Corporate Law, in order to distribute dividends, profits must be determined in accordance with the individual financial statements of our company. Under the terms of the agreement with the Prosecutor’s Office and with the Attorney General’s Office, we will be restricted to distribute dividends until the payment of 40% of the civil penalty is complete.

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

Certain of our debt or other contractual obligations may restrict our ability to pay dividends. For example, we will not be able to make any dividend payments until all outstanding amounts under the Financial Stability Framework Agreement. In addition, the indentures of the senior secured notes issued by Línea 1 and the corporate bonds issued by Norvial contain certain customary covenants, including restrictions on our and our subsidiaries’ ability to pay dividends if we are in default under the agreement, and the corporate bonds of Cumbra imposes a limitation to Cumbra to distribute dividends to us. Our rights over our dividends in Unna Energía S.A. (formerly GMP S.A.), Red Vial 5 S.A. (formerly Norvial SA.) and Tren Urbano de Lima S.A. (formerly GyM Ferrovías S.A.), have been assigned and transferred to a trust as collateral securing a bridge loan facility. The release of such dividends in our favor is conditioned on the fulfillment of certain covenants included in the trust agreement, including, among others, payment of debt service. “See Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Holders of common shares are not entitled to interest on accrued dividends. In addition, under Article 232 of the Peruvian Corporate Law, the right to collect accrued dividends declared by a publicly-held company expires ten years from the original dividend payment date.

Previous Dividend Payments

No dividends were declared or paid from 2019-2021 for our common shares.

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

Our ADSs

Our ADSs are listed on the NYSE under the symbol “AENZ.” On July 29, 2013, we completed our initial equity offering in the United States of 19,534,884 ADSs, representing 97,674,420 common shares. On March 31, 2022, the closing price on the NYSE was US$1.64 per ADS.

On November 2, 2020, the annual shareholders’ meeting of the company approved the change of the company’s name from Graña y Montero S.A.A. to AENZA S.A.A. effective November 12, 2020, our common shares and ADSs were tradeable on the Lima Stock Exchange and the NYSE, under the ticker symbols “AENZ” and “AENZAC1”, respectively.

Our Common Shares

Our common shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbol “AENZAC1”. On March 31, 2022, the closing price on the Lima Stock Exchange was S/ 1.30 per common share. As of March 31, 2022, 15 record holders of our common shares were located in the United States, according to CAVALI.

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of the day of this annual report, there were 264 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation. As of December 31, 2021, the Lima Stock Exchange had a share capital of S/182,092,349 , divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares of par value S/1.00 each. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights.

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

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	2017	2018	2019	2020	2021
Market capitalization (in millions of soles)(1)	526,841	481,081	537,389	599,918	593,664
Volume (in millions of soles)	29,022	20,975	18,154	20,942	22,677
Average daily trading volume (in millions of soles)	116	84	72	82	90

(1)	End-of-period figures for trading on the Lima Stock Exchange.

The stock market capitalization of companies listed on the Lima Stock Exchange was US$148.5 billion at the end of 2021, compared to US$162.0 billion, US$165.5 billion and US$148.5 billion at the end of 2018, 2019 and 2020, respectively.

Total market volume in 2021 was US$5.7 billion, reflecting a 1.8 % decrease compared with 2020. Equity market volume, which represented 76.8 % of total market volume, ended the 2021 year at US$4.4 billion, 15.4 % higher than the previous year. The repo market, which represented 4.8 % of total market volume, reported volume of US$301.3 million in 2021, reflecting a decrease of 39.3%.

The total number of operations in the market in 2021 increased by 41.1%, closing the year at 162,205 operations. The number of operations in the equity market in 2021 increased by 45.6 % to 157,088 operations.

In 2021, the S&P/BVL Peru General Index (Índice S&P/BVL Peru General) reached 21,111.73 points, increasing 1.39% compared to 2020. In 2020, it reached 20,822.15 points, increasing 1.44% compared to 2019, and in 2019, it reached 20,526.13 points, increasing 6.08% compared to 2018.

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

The information set forth in Exhibit 1.01, “By-Laws of the Registrant, as currently in effect” is incorporated herein by reference.

C.	Material Contracts

CS Peru Infrastructure Loan

On July 31, 2019, the company entered into a medium term loan credit agreement for US$35 million (equivalent to S/112.9 million) with CS Peru Infrastructure Holdings LLC, the proceeds of which were used as working capital for the company and its subsidiaries, Cumbra and Adexus. The term of the loan was three years, with quarterly installments of principal beginning on the 18th month. On February 28, 2020, the company and the initial lender signed an amendment, waiver and consent in respect of this event of default, in consideration for a prepayment by the company of US$10 million, together with accrued interest and a make-whole premium. After this payment, the principal amount outstanding under the term loan was US$22 million. On August, 2021, the total amount outstanding was paid in full.

For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement and the amendment thereto have been incorporated by reference as Exhibit 10.01 to this annual report.

Financial Stability Framework Agreement

On July 31, 2017, the company and certain of its subsidiaries, Cumbra, Construyendo País S.A., Vial y Vives—DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A.A., Banco Internacional del Perú S.A.A., BBVA Peru, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank N.A. The loan matured in July 2020. After that, the loan was extended several times with different amounts paid on each date of maturity. As of the time of this annual report, no debt amount is outstanding under the Financial Stability Framework Agreement. This agreement and the amendment thereto have been incorporated by reference as Exhibit 10.05 to this annual report.

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

In 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims under the concession to the other project partners, Enagas and ourselves. As a result, we and Enagas might be entitled to repayment of our percentage payment under the concession contract prior to Odebrecht. On January 3, 2018, Odebrecht commenced arbitration proceedings against us, our subsidiary Cumbra and Enagas, seeking to invalidate the contractual subordination, but Odebrecht subsequently withdrew the claim. This agreement and the amendments thereto have been incorporated by reference as Exhibit 10.04 to this annual report.

On December 4, 2017, GSP voluntarily commenced bankruptcy proceedings in Peru. Under this proceeding, the creditor committee will decide the future of the Concessionaire, pursuant to Peruvian law either GSP’s assets will be liquidated or restructure. As of the date of this annual report, the debt recognition stage of the bankruptcy process has concluded and we expect that a meeting of creditors will be called during 2022. GSP’s only substantial asset is the claim for government payment described above, as contemplated under the concession contract in the event of termination.

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

Convertible Bonds

On August 13, 2021, AENZA issued bonds convertible into common shares in a total principal amount of US$89.9 million. The bonds mature in February 2024, bear interest at a rate of 8%, and are payable quarterly. Pursuant to the terms and conditions of the convertible bonds, they may be converted into shares as of the sixth month from the date of issuance. In accordance with the terms and conditions of the convertible bond, holders of convertible bonds in a principal amount equivalent to US$11 million, exercised their conversion rights, and, on February 28, 2022, we issued 37,801,073 new common shares. Additionally, on March 31, 2022, holders of convertible bonds in a principal amount equivalent to US$78,970,000 exercised their conversion rights. As a consequence, we issued 287,261,051 new common shares. Therefore, our capital stock has increased from S/871,917,855 to S/1,196,979,979. After these conversions, the convertible bonds have been fully cancelled.

Bridge Loan

On March 17, 2022, the company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, and will be secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a trust over the shares of Viva Negocio Inmobiliario S.A. (second lien), and a pledge on our shares in Unna Energía S.A. (first lien). On April 5, 2022, the loan was disbursed and we have used the proceeds to repay certain of our financial and other obligations. This agreement has been incorporated by reference as Exhibit 10.02 to this annual report.

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

Peruvian Tax Considerations

The following is a general summary of material Peruvian tax matters under Peruvian law, as in effect on the date of this annual report and describes the principal tax consequences of ownership of ADSs and common shares by non-resident individuals or entities (“Non-Peruvian Holders”). Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to holders of ADSs and common shares and could alter or modify the conclusions set forth herein. This summary is not intended to be a comprehensive description of all of the tax considerations that may be relevant to a decision to make an investment in the ADSs or common shares. In addition, it does not describe any tax consequences arising under the laws of any taxing jurisdiction other than Peru or applicable to an individual or entity resident of Peru or to a person with a permanent establishment in Peru.

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

From 2016 through December 31 of 2022, pursuant to the Law 30341 and amendments, capital gains resulting from a transfer of: (i) Common shares and investment shares, (ii) ADSs and Global Depositary Receipts (GDRs), (iii) Exchange Trade Funds (ETF) units that have underlying shares and/or securities representing debt, (iv) representative securities of debt, (v) Certificates of participation in mutual funds for investment in securities, (vi) Certificates of participation in investment Funds in Rent of Real Property (FIRBI) and certificates of participation in Trustee of Securitization for Investment in Rent of Real Estate (FIBRA), and (vii) Negotiable invoices, will be exempt from income tax, provided, however, that the following conditions are met:

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

(c)	The shares must have a “market presence”, meaning that transactions in respect of those shares for a value exceeding six Tax Units (currently, S/4,600.00 per Tax Unit).

With respect to (iii), (iv), (v) and (vi):

(a)	The transfer must be performed through a centralized trading mechanism supervised by the Securities Market Superintendence; and

(b)	The shares must have a “market presence,” meaning that transactions in respect of those shares for a value exceeding six Tax Units (currently, S/4,600.00 per Tax Unit).

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

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or common shares. No stamp, transfer or similar tax applies to any transfer of ADSs or common shares, except for commissions payable by seller and buyer to the Lima Stock Exchange, fees payable to the Peruvian Securities Commission, brokers’ fees (about 0.05% to 0.50% of value sold by legal entities) and value added tax (at the rate of 18%) on commissions and fees. Any investor who sells its common shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the common shares.

United States Federal Income Tax Considerations

The following summary describes certain United States federal income tax consequences to a United States Holder (as defined below) of the ownership and disposition of our common shares and ADSs. This summary deals only with common shares and ADSs held as capital assets (generally, property held for investment). As used herein, the term “United States Holder” means a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you in light of your particular circumstances and does not address the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a trader in securities that has elected the mark-to-market method of accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADSs as a result of such income being recognized on an applicable financial statement;

●	a partnership or other pass-through entity for United States federal income tax purposes; or

●	a person whose “functional currency” is not the U.S. dollar.

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

This summary does not address the effects of the Medicare tax on net investment income or other United States federal tax consequences (such as United States federal estate or gift tax consequences), and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase of our common shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Except as specifically noted below under “—Passive Foreign Investment Company,” the following discussion assumes we will not be a passive foreign investment company (a “PFIC”) for United States federal income tax purposes.

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

To the extent that the amount of any distribution (including amounts withheld to reflect Peruvian withholding taxes) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend. Such dividends (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, will be considered readily tradable on an established securities market in the United States. Based on existing guidance, it is not entirely clear whether our common shares will be considered readily tradable on an established securities market in the United States because only the ADSs, not the underlying common shares, are listed on a securities market in the United States. We believe that dividends we pay on our common shares that are represented by ADSs, but not our common shares that are not so represented, will be eligible for the reduced tax rates. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the United States in later years. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Subject to certain conditions and limitations and the Foreign Tax Credit Regulations (as defined below), Peruvian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as foreign source income and will generally constitute passive category income. However, in certain circumstances, if you have held the ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any Peruvian withholding taxes imposed on dividends paid on the ADSs or common shares. In addition, recently issued Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a United States foreign tax credit, you may be able to deduct Peruvian withholding taxes on dividends, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or other taxable disposition of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares, in each case as determined in U.S. dollars. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you will generally be treated as United States source gain or loss for foreign tax credit purposes. Consequently, in the case of gain from the disposition of ADSs or common shares that is subject to Peruvian income tax, you may not be able to benefit from a foreign tax credit for that Peruvian income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Peruvian income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is from foreign sources). In such case, however, the non-creditable Peruvian income tax may reduce the amount realized on the disposition of the ADSs or common shares. You are urged to consult your tax advisors regarding the tax consequences if Peruvian income tax is imposed on a disposition of ADSs or common shares, including the effect of the Foreign Tax Credit Regulations and the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, we do not believe that we were a PFIC for our most recent taxable year and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard. In general, we will be a PFIC for United States federal income tax purposes for any taxable year in which, after applying certain look-through rules, (i) at least 75% of our gross income is passive income, or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition.

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to additional United States federal income taxes on gain recognized with respect to our ADSs or common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us (as discussed above under “—Taxation of Dividends”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or common shares, we would generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or common shares, even if we ceased to meet the threshold requirements for PFIC status during such years. However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or common shares had been sold on the last day of the last taxable year during which we were a PFIC.

You will generally be required to file Internal Revenue Form 8621 if you hold our ADSs or common shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year, including the potential availability and effect of any elections which would provide for alternative treatment.

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

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ADSs or common shares. You should consult your own tax advisors concerning the overall tax consequences to you, including the consequences under laws other than United States federal income tax laws, of an investment in our ADSs or common shares.

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

Exchange Rate Risk

We are exposed to market risk associated with changes in foreign currency exchange rates. Our revenues and costs, and our assets and liabilities, are denominated in soles, U.S. dollars, Chilean pesos and, to a lesser extent, other currencies. In 2021, we estimate that 40.3%, 44.7% and 15.1% of our revenues were denominated in soles, U.S. dollars and other currencies (principally Chilean pesos), respectively, while 63.0%, 19.6% and 17.4% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2021, 53.4%, 45.3% and 1.2% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. If, at December 31, 2021, the sol had strengthened/weakened by 2% against the U.S. dollar, with all other variables remaining constant, or pre-tax profit for the year would have increased/decreased by S/2.1 million (S/0.1 million in 2020 and S/0.7 million in 2019).

Interest Rate Risk

We may from time to time incur variable interest rate indebtedness, and accordingly our financial expenses are affected by changes in interest rates. Based upon our indebtedness as of December 31, 2021, we do not have any variable interest rate indebtedness outstanding.

Commodity Price Risk

We are exposed to market risk associated with changes in commodity prices, primarily for oil, steel and cement, which in aggregate represented a majority of our total input cost in 2021. We do not have long-term contracts for the supply of these key inputs. Based upon our consumption of these inputs during 2021, a 10% increase/decrease in the prices of each of oil, steel and cement would have increased/decreased our costs of sales by S/2.9 million, S/1.1 million and S/6.1 million, respectively. However, based on our production of oil during 2021, a 10% increase/decrease in the price of oil would have increased or decreased our revenues by S/28.7 million.

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

During 2021, the depositary reimbursed us for expenses in an aggregate amount of US$187,233 (S/748,558).

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

CS Peru Infrastructure Loan

Due to the impact of the COVID-19 pandemic on the company’s results of operations, during the third and fourth quarters of 2020 and the first and second quarters of 2021, the company was in default under the CS Peru Infrastructure Loan for failing to maintain its maximum Leverage Ratio (as defined therein). On December 23, 2020, the company and the initial lender signed a waiver and consent agreement in respect of the initial default. The subsequent defaults were resolved during 2021 because we repaid in full the loan on August 13, 2021.

Norvial Corporate Bonds

Due to the impact of the COVID-19 pandemic and government measures to curb the spread of the virus, including the temporary suspension of tolls in Peru pursuant to Law 31018, on our subsidiary Norvial’s results of operations, during the second quarter of 2020, Norvial was in default under its corporate bonds for failing to maintain its Debt Service Coverage Ratio (as defined therein). On August 5, 2020, the general assembly of bondholders granted a waiver in respect of the prior default. Norvial is currently in compliance with its financial covenants.

Financial Stability Framework Agreement

Our Financial Stability Framework Agreement maturity has been extended to July 2022. In accordance with the provisions of the Financial Stability Framework Agreement, the company must comply on a quarterly basis with two ratios, linked to its invoices and sales provisions: (i) the calculated value of 90% of its outstanding invoices receivable, and (ii) the calculated value of 89% of its provisions receivable, must be greater than 50% of the outstanding Tranche A amount. As of June 30, 2021, the ratios of outstanding invoices receivable and provisions receivable reached 43% and 153%, respectively. In relation to the invoices receivable ratio, the company did not meet the requirement of the Financial Stability Framework Agreement, and obtained the corresponding waiver. As of the time of this annual report, no debt amount is outstanding under the Financial Stability Framework Agreement.

Santander Loan

The maturity of a short-term loan from Banco Santander to our subsidiary Cumbra was extended until September 30, 2022. As of the date of this annual report, US$20.2 million was outstanding under this loan agreement. As of the date of this annual report, Cumbra has deposited the full principal amount under the Santander Loan Agreement in the Santander Payment Account of the Guarantee and Management Trust Agreement dated March 28, 2022.

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

On August 13, 2021, AENZA issued bonds convertible into common shares in a total principal amount of US$89.9 million. The bonds mature in February 2024, bear interest at a rate of 8%, and are payable quarterly. Pursuant to the terms and conditions of the convertible bonds, they may be converted into shares as of the sixth month from the date of issuance. In accordance with the terms and conditions of the convertible bonds, holders of convertible bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022 we issued 37,801,073 new common shares. Additionally, holders of convertible bonds in a principal amount equivalent to US$79 million exercised their conversion rights and, on March 31, 2022, we issued for an additional 287,261,051 new common shares. After these conversions, the convertible bonds have been fully cancelled.

ITEM 15. CONTROLS AND PROCEDURES

CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Management, with the participation of our company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective as a result of the material weakness in internal control over financial reporting described below.

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

We have established a continuous testing process throughout the year. From this assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021, we have identified one material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual and interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified is described as follows: deficiencies in the design and operational effectiveness of controls over SOX compliance related to (1) controls for the assurance of the completeness and accuracy of key reports and (2) application of control self-assessment by controls’ owners.

Conclusion

The material weakness described above did not result in adjustments to our annual consolidated financial statements. However, this material weakness could result in misstatements in our financial results and disclosures, which could result in a material misstatement to our annual consolidated financial statements not being prevented or detected. Because of this material weaknesses, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2021, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

Moore Assurance S.A.S. (a member firm of Moore Global Network Limited), an independent registered public accounting firm, which has audited and reported on the consolidated financial statements as of and for the year ended December 31, 2021 contained in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of December 31, 2021.

Remediation Plan

We are taking remedial actions to address the material weakness that has been identified with respect to our internal control over financial reporting.

We continue to work on the remediation of our deficiencies with respect to the operational effectiveness of controls over SOX compliance. We have established a remediation plan for the deficiencies detected in 2021 which includes (1) deficiencies in the operational effectiveness of controls for the assurance of the completeness and accuracy of key reports and (2) deficiencies in the operational effectiveness of control self-assessment by controls’ owners.

During the third quarter of 2021, we launched, in major joint operations contracts, the self-evaluation program we completed at the end of 2020. During the fourth quarter of 2021, we started a review of the program in accordance with changes in process in governance and processes initiated by new management and the new Board of Directors, and beginning in the second quarter of 2022, we will deploy the self-evaluation program gradually across the company.

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

C.	Attestation Report of the Registered Public Accounting Firm

See Item 18. Financial Statements.

D.	Changes in Internal Control Over Financial Reporting

During 2021, the company made changes to its internal control over financing reporting to address material weaknesses identified during 2020. The company continued implementing its remedial plan as described in Item 15.B. of the annual report for the 2020 fiscal year. Specifically, the company addressed material weaknesses in its SOX compliance, deficiencies in the design and operational effectiveness of the controls concerning controls for the assurance of the completeness and accuracy of key reports and application of control self-assessment by controls’ owners.

●	We identified and implemented controls to ensure integrity and accuracy of key reports generated in accounting systems, payroll systems, and spreadsheets. We defined the criteria and identified the key reports with respect to payroll systems. We finalized the criteria and the identification of key reports with respect to accounting systems and spreadsheets. During the second quarter of 2022, we expect to formalize in a policy to ensure the integrity and accuracy of key reports, including aspects such as the criteria to define a key report, access controls, integrity and accuracy tests, and protocols for management changes and updates.

●	We developed and completed the design of a self-evaluation program, including a procedure that included the staff responsible for self-assessments, the frequency of reviews, reporting schedules and escalation steps. During the second quarter of 2022, we will complete implementation in subsidiaries and will monitor and assess results.

●	During 2021, the Segregation of Duties Matrix for Worker Payroll was completed and is in process of approval. During 2021, we implemented compensatory operational controls to mitigate risks. This included controls on (a) registration of new personnel and validation checks on workers’ existence, (b) adequate payroll processing through various variance analyses, (c) termination of employment through the re-calculation of severance packages and checks of timely withdrawal of access rights from the company’s systems. In the second quarter of 2022, we expect to approve the Segregation of Duties Matrix for Worker Payroll

During 2021, the company, through its senior management, continued to implement programs to strengthen ethics, compliance and the tone of the top of the organization affecting how the organization performs risk management, financial analysis, accounting and financial reporting. These activities included: ethics training programs, which were completed by approximately 99% of employees; conflicts of interest declarations required of all employees; strengthening the hiring process; continuation of a communication program for all employees with respect to the company’s compliance policies; continued application of a due diligence program to third parties (partners and suppliers) and employees as part of our fraud risk program; and enactment of a plan to enhance the new internal control system across the company, the implementation of which is ongoing, including an enhanced risk management process that identifies, mitigates, monitors and reports key risks at various levels in the business.

During 2021, the company continued the review of its processes to identify deficiencies in controls to address risks related to material misstatements reported previously. These processes included accounting closing and reporting, contract documentation, new business engagement, project management and segregation of duties. The company remediated partially the material weakness that was identified in 2020. We are in the process of implementing the remediation plan described in Item 15.B. above, which is expected to be completed during 2022.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Carlos Rojas as our Audit and Compliance Committee, qualifies as an “audit committee financial expert”, as defined in the instructions to Item 16A of Form 20-F. Our Board of Directors has also determined that Mr. Rojas fulfills the independence standards set forth in Rule 10A-3 of the U.S. Exchange Act.

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

We have adopted a code of business conduct and it applies to our directors, officers, employees and any other party that represents AENZA in any activity. Our code of business conduct is available on our website www.aenza.com.pe. Information on our website is not incorporated by reference in this annual report.

If we make any substantive amendment to the code of business conduct or if we grant any waiver, including any implicit waiver, from a provision of the code of business conduct that applies to our chief executive officer, chief financial officer or controller, we will disclose the nature of such amendment or waiver in our website or in our next Form 20-F to be filed with the SEC to the extent required under applicable rules. During the year ended December 31, 2021, no such amendment or waiver was granted.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our current independent registered public accounting firm, Moore Assurance S.A.S. (a member firm of Moore Global Network Limited), in connection with its audit of our annual consolidated financial statements for the fiscal years ended December 31, 2020 and 2021, which are included in this report.

	For the year ended December 31,
	2020	2021
	(in thousands of S/)
Audit fees	4,257	4,257
Audit-related fees	818.4	895.8
Tax fees	895.0	1,154.9
All other fees	596.4	459.7
Total fees	6,566.9	6,767.4

Audit fees in the table above are the aggregate fees billed and billable by our independent auditor in connection with the audit of, or audit procedures in connection with, our annual consolidated financial statements and review of our internal controls. As of the date of this annual report, all fees invoiced to us by our independent registered public accounting firm, Moore Assurance S.A.S. (a member firm of Moore Global Network Limited), in connection with its services rendered to us have been paid or agreed for payment.

Our Audit Committee is responsible for the oversight of the independent auditors and has established pre-approval procedures for the engagement of our registered public accounting firm for audit and non-audit services. Services can only be contracted if they are approved by the Audit Committee, they comply with the restrictions provided under applicable rules and they do not jeopardize the independence of our auditors. All services provided by our current independent auditor for our fiscal years ended December 31, 2020 and 2021 were pre-approved by our Audit Committee.

ITEM  16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our Audit and Compliance Committee is comprised by the directors Mr. Carlos Rojas Perla (chairman of the committee), Mr. Santiago Hernando Perez, Mr. Antonio Carlos Valente Da Silva and Mr. Juan Vicente Revilla Vergara.

We disclose that, with respect to the current membership of Mr. Juan Vicente Revilla Vergara on our Audit Committee, the company has relied on the exemption from the independence requirements provided by Rule 10A 3(b)(1)(iv)(D) of the Securities and Exchange Act of 1934, as amended. Pursuant to said rule, a member of the Committee who is an affiliate of the foreign private issuer or a representative of such an affiliate that has only observer status on, and is not a voting member or the chair of, the audit committee, and neither the member nor the affiliate is an executive officer of the foreign private issuer, may be exempted from the independence requirement.

Mr. Juan Vicente Revilla Vergara meets the requirements of Rule 10A 3(b)(1)(iv)(D).

Our reliance on the exemption provided by Rule 10A 3 of the Exchange Act, with respect to Mr. Juan Vicente Revilla Vergara, would not materially adversely affect the ability of our Audit and Compliance Committee to act independently.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previous independent registered public accounting firm

The company is obliged to elect on an annual basis its principal accountant. The election takes place at the annual shareholders’ meeting. The audit committee submitted to the board of directors their proposal for the election of the principal accountant for fiscal year 2022. The board of directors’ at its meeting held on March 4, 2022 agreed to propose to the annual shareholders’ meeting of March 31, 2022 the option to choose among two candidates. At the referred annual shareholders’ meeting held in March 31, 2022, Caipo y Asociacios S.C. de R.L. (member of KPMG) was elected as principal accountant for the fiscal year 2022. As a consequence, Moore Assurance S.A.S. (a member firm of Moore Global Network Limited) was replaced as our independent registered public accounting firm on March 31, 2022. Such replacement becomes effective upon completion by Moore Assurance S.A.S. of its procedures on the company’s financial statements as of and for the year ended December 31, 2021 and the filing of this annual report.

The reports of Moore Assurance S.A.S. on the company’s consolidated financial statements for the last two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with the audits of the company’s consolidated financial statements for each of the two fiscal years ended December 31, 2021, and in the subsequent interim period through May 16, 2022, there have been no disagreements with Moore Assurance S.A.S. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Moore Assurance S.A.S. would have caused Moore Assurance S.A.S. to make reference to the matter in their report. There was no “reportable events” as that term is described in Item16F(a)(1)(v) of Form 20-F.

We have requested that Moore Assurance S.A.S. furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of that letter, dated May 16, 2022, is filed as Exhibit 8.2 filed herewith.

New independent registered public accounting firm

Our shareholders’ meeting engaged Caipo y Asociacios S.C. de R.L. (member of KPMG) as our new independent registered public accounting firm as of March 31, 2022. During the fiscal years ended December 31, 2021 and 2020 and through March 31, 2022, we have not consulted with Caipo y Asociacios S.C. de R.L. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that Caipo y Asociacios S.C. de R.L. concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as that term is defined in Item 16F(a)(1(v) of Form 20-F.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

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

Exhibit Number	Description

1.01****	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02**	Deposit Agreement, dated as of December 31, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

8.02	Moore Assurance S.A.S. Letter

10.01***	Credit Agreement, dated as of July 31, 2019, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.01.1***	Amendment, Waiver and Consent, dated as of February 28, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.01.2****	Waiver and Consent Agreement, dated December 23, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.02	Credit Agreement, dated as of March 17, 2022, by and between Aenza, as borrower, and Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch, as lenders.

10.03*	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.

10.04*	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among Aenza, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.

10.04.1*	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.

10.04.1.1*	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.04.1.2*	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.04.1.3*	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05*

English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, Aenza, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.

10.06***	Description of Securities Registered Pursuant to Section 12 of the Exchange Act

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.01*****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.02*****	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 15, 2018.
**	Incorporated herein by reference to the Registrant’s registration statement on Form F-6 filed with the SEC on December 10, 2018.
***	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on June 25, 2020.
****	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 17, 2021.
*****	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

AENZA S.A.A.

By:	/s/ Andre Mastrobuono
Name:	Andre Mastrobuono
Title:	Chief Executive Officer

By:	/s/ Dennis Gray Febres
Name:	Dennis Gray Febres
Title:	Chief Financial Officer

Date: May 16, 2022

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

UNNA Energía S.A.’s net proved reserves in the fields in which they operate and changes in those reserves for operations are disclosed below. The net proved reserves represent our company’s best estimate of proved oil and natural gas reserves. For 2019, 2020 and 2021, reserve estimates have been evaluated by its technical staff (reservoir engineers and geoscience professionals) and submitted to its Reserve Development Committee. The estimates for all years presented conform to the definitions found in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

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

PROVED RESERVES (1)

	Total		Peru
	Oil (MBBL)	Gas (MMcf)	Oil (MBBL)	Gas (MMcf)
Proved developed and undeveloped reserves, December 31, 2019(2)(3)	28,668	27,470	28,668	27,470
Revisions of previous estimates(4)	(2,135)	30,486	(2,135)	30,486
Enhanced oil recovery	—	—	—	—
Purchases	—	—	—	—
Production	(1,287)	(1,540)	(1,287)	(1,540)
Sales in place	—	—	—	—
Proved developed and undeveloped reserves, December 31, 2020	25,245	56,416	25,245	56,416
Revisions of previous estimates(4)	1,166	325	1166	325
Enhanced oil recovery	—	—	—	—
Purchases	—	—	—	—
Production	(1,113)	(1,414)	(1,113)	(1,414)
Sales in place	—	—	—	—
Proved developed and undeveloped reserves, December 31, 2021	25,298	55,327	25,298	55,327

(1)	Proved reserves estimated in oil and gas properties located in Blocks III, IV and V (Talara and Paita) under one service contracts and two license contracts with Perupetro. Block I expired the contract on December 26, 2021. The rights to produce hydrocarbons expire, April 2045 for Blocks III and IV, and October 2023 for Block V. The proved reserves estimated in this report constitute all of the proved reserves under contracts by UNNA Energía S.A.
(2)	The revisions in reserve estimates are based on new information obtained as a result of drilling activities and workovers. During 2021, proved developed reserves of crude oil increased due to drilling activities in Block IV.
(3)	As of December 31, 2019, 2020 and 2021, the associated gas reserves were 27,470 MMCF, 56,416 MMCF and 55,327 MMCF, respectively.
(4)	In Block III, the gas reserves as of December 31, 2020 were higher than gas reserves as of December 31, 2019, mainly due to gas resources that were converted into proved developed and proved undeveloped reserves following the execution in January 2020 by UNNA Energía and Gasnorp of a contract for sale of natural gas of Block III. In Block I, gas reserves reduced in 2021 as compared to the prior year due to expiration of the Block I contract on December 26, 2021.

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	9,912	13,767	9,912	9,354
End of year	10,366	14,881	10,366	14,881
Proved undeveloped reserves
Beginning of year	17,582	13,767	17,582	13,767
End of year	18,301	12,589	18,301	12,589

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2020

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	10,366	14,881	10,366	14,881
End of year	9,314	18,529	9,314	18,529
Proved undeveloped reserves
Beginning of year	18,301	12,589	18,301	12,589
End of year	15,931	37,887	15,931	37,887

RESERVE QUANTITY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2021

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	9,314	18,529	9,314	18,529
End of year	8,647	15,984	15,984	15,984
Proved undeveloped reserves
Beginning of year	15,931	37,887	15,931	37,887
End of year	16,651	39,342	16,651	39,342

B.	Capitalized Costs Relating to Oil and Gas Producing Activities

The following table sets forth the capitalized costs relating to our company’s crude oil and natural gas producing activities for the years indicated:

	2017	2018	2019	2020	2021
	(in US$ thousands)
Proved properties
Concessions
Mineral property, wells and related equipment	84,960	99,129	131,752	228,569	121,657
Drilling and Works in progress and Replacement Units	10,767	11,920	4,895	3,439

Total Proved Properties	95,727	111,049	136,647	232,009	121.657

Unproved properties	—	—	—

Total Property, Plant and Equipment	95,727	111,049	136,647	232,009	121,657

Accumulated depreciation, depletion, and amortization, and valuation allowances	(36,672)	(45,426)	(59,553)	(135,308)	(32,378)

Net capitalized costs	59,054	65,624	77,093	96,701	89,279

C.	Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

The following table sets forth costs incurred related to our company’s oil and natural gas activities for the years indicated:

	2017	2018	2019	2020	2021
(in US$ thousands)
Acquisition costs of properties(1)
Proved	—	—	—	—	—
Unproved	—	—	—	—	—
Total acquisition costs
Exploration costs	—	(1,121)	—	—	—
Development costs	(22,905)	(25,192)	(44,612)	(13,300)	86,314
Total	(22,905)	(26,313)	(44,612)	(13,300)	86,314

(1)	Our company has not incurred in any cost related to Oil and Gas property acquisition for all years presented.

D.	Results of Operations for Oil and Natural Gas Producing Activities

The results of operations for oil and natural gas producing activities, excluding overhead costs and interest expenses, are as follows for the years indicated:

	Total Peru
	2017	2018	2019	2020	2021
	(in US$ thousands)
Revenues
Additional Revenues of Gas Extraction Services	67,049	96,543	100,042	55,919	81,774
Total Revenues(1)	67,949	96,543	100,042	55,919	81,774
Production Costs	(28,097)	(31,431)	(32,741)	(26,344)	(29,048)
Costs of Labor	(2,008)	(2,099)	(2,571)	(3,791)	(5,180)
Repairs and Maintenance	(2,076)	(2,421)	(3,343)	(2,984)	(3,560)
Materials, supplies and fuel consumed and supplies utilized	(20,253)	(9,704)	(8,373)	(6,170)	(5,331)
External services, insurances, security and others	(6,634)	(7,979)	(9,684)	(8,427)	(8,465)
Operation office and staff expenses	(7,126)	(9,228)	(8,771)	(4,971)	(6,512)
Additional Natural Gas supply costs after price adjustment Royalties	(15,016)	(30,892)	(31,508)	(13,002)	(26,715)
DD&A Expenses	(19,851)	(17,690)	(19,417)	(15,719)	(14,353)
Income (loss) before income taxes	4,984	16,530	16,376	855	11,657
Income tax expense(2)	(1,470)	(4,876)	(4,831)	(252)	(3,439)
Results of operations from producing activities	3,514	11,654	11,545	602	8,218

(1)	Income after deductions for UNNA Energía S.A.’s share of government royalties according to contract obligations. There are no sales or transfers to our company’s other operations.
(2)	In 2017, the Peruvian government increased the legal tax rate to 29.5%. In 2018, the Peruvian government retained the legal tax rate at 29.5%. In 2019, the legal tax rate was 30.25%. In 2020 and 2021, the legal tax rate was 29.5%.

E.	Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows, related to the proved reserves is based on estimates of net proved reserves and the period during which they are expected to be produced. Future cash inflows are computed by applying the twelve-month period unweighted arithmetic average of the price as of the first day of each month within that twelve-month period, unless prices are defined by contractual arrangements, after royalty share of estimated annual future production from proved oil and gas reserves.

Future production and development costs to be incurred in producing and further developing the proved reserves are based on year end cost indicators. Future income taxes are computed by applying year end statutory tax rates.

The following chart shows standardized measures of discounted future net cash flows for the periods indicated:

	2017	2018	2019	2020	2021

Future Cash inflows	1,436,101	2,041,128	1,836,895	1,718,573	2,851,574
Future production costs	(776,847)	(1,446,949)	(1,311,758)	(968,795)	-1,560,956
Future development costs	(221,557)	(232,432)	(338,141)	(336,998)	-374,581
Future production and development costs	(998,404)	(1,679,381)	(1,649,899)	(1,305,793)	-1,935,537
Future income tax expenses	(129,121)	(106,715)	(52,800)	(115,402)	-256,490
Future Net cash flows	308,577	255,031	134,196	297,379	659,547
10% annual discount for estimates timing of cash flows	(168,224)	(115,518)	(62,683)	(179,664)	-370,304
Standardized measure of discounted Future Net Cash Flows	140,353	139,514	71,512	117,715	289,242

(1)	For oil volumes, per barrel prices after deductions of UNNA Energía S.A.’s share government royalties used in determining future cash inflows for the years ended December 31, 2017, 2018, 2019, 2020 and 2021 were US$64.72, US$61.19, US$38.06 and US$64.61 respectively. For gas volumes, gas price is linked to the oil price according to the gas purchase contract.
(2)	Production costs and developments costs relating to future production of proved reserves are based on the continuation of existing economic conditions. Future estimated decommissioning costs are included.
(3)	Taxation is computed using the appropriate year-end statutory corporate income tax rates.
(4)	Future net cash flows from oil production are discounted at 10% regardless of assessment of the risk associated with its production activities.

F.	Changes in Standardized Measure of Discounted Future Net Cash Flows

The following chart shows changes in standardized measures of discounted future net cash flows for the periods indicated:

	2017	2018	2019	2020	2021

Standardized measure of discounted Future Net Cash Flows, beginning of the year	137,374	140,353	139,514	71,512	117,715
Revenue less production and other costs	(96,045)	(127,974)	(132,783)	(82,263)	(110,821)
Net changes in future development costs	94,388	(6,204)	(53,324)	3,220	(44,098)
Changes in price, net of production costs	(109,168)	(68,095)	(55,359)	(196,850)	201,802
Development cost incurred	22,905	29,218	44,612	13,300	(86,314)
Revisions of previous quantity estimates	27,456	72,852	9,882	256,492	31,276
Accretion of discount	70,152	99,822	87,508	76,484	134,921
Net change in income taxes	(85)	427	30,250	(17,043)	(66,926)
Timing difference and other	(6,623)	(886)	1,213	7,137	111,687
Standardized measure of discounted Future Net Cash Flows, end of the year	140,353	139,514	71,512	117,715	289,242

EXHIBIT INDEX

Exhibit Number	Description

1.01****	By-Laws of the Registrant, as currently in effect

2.01**	Registrant’s Form of American Depositary Receipt

2.02**	Deposit Agreement, dated as of December 31, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American depositary shares issued thereunder

8.01	Subsidiaries of the Registrant

8.02	Moore Assurance S.A.S. Letter

10.01***	Credit Agreement, dated as of July 31, 2019, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.01.1***	Amendment, Waiver and Consent, dated as of February 28, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.01.2****	Waiver and Consent Agreement, dated December 23, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.

10.02	Credit Agreement, dated as of March 17, 2022, by and between Aenza, as borrower, and Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch, as lenders.

10.03*	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.

10.04*	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among Aenza, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.

10.04.1*	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.

10.04.1.1*	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.04.1.2*	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.04.1.3*	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.

10.05*

English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, Aenza, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.

10.06***	Description of Securities Registered Pursuant to Section 12 of the Exchange Act

12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.02	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.01*****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

13.02*****	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 15, 2018.
**	Incorporated herein by reference to the Registrant’s registration statement on Form F-6 filed with the SEC on December 10, 2018.
***	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on June 25, 2020.
****	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 17, 2021.
*****	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

S/	=	Peruvian Sol
US$	=	United States dollar

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aenza S.A.A. and its subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Aenza S.A.A. and its subsidiaries (the “Company”) as of December 31, 2021, and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes. We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and their cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because material weakness in internal control over financial reporting existed as of that date related to deficiencies in the operational effectiveness of controls over SOX compliance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the Management Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Emphasis of Certain Matters

1.	As discussed in Note 1 to the financial statements, Aenza S.A.A., in the so-called Lava Jato case, participated as a minority partner, directly and/or through subsidiaries and other entities with companies of the Odebrecht Group for the development of six projects of infrastructure; Cumbra Perú S.A. and Unna Transporte S.A.C. (formerly Concar S.A.C) (both subsidiaries of AENZA S.A.A.) were included in the criminal investigation that the Peruvian authorities have been carrying out for the alleged crime of corruption in relation to the Construction Club. Based on the Agreement entered into with the Prosecutor’s Office and the Attorney General’s Office on May 21, 2021, the Company registered in the financial statements as of December 31, 2021, the present value of the provision for the amount of S/240.1 million. The specific terms and conditions of the aforementioned Agreement are subject to judicial approval. Additionally, the National Institute for the Defense of Free Competition and the Protection of Intellectual Property of Peru (INDECOPI), has incorporated Cumbra Perú S.A. in some administrative sanctioning procedure related to the Construction Club and has incorporated Cumbra Peru S.A. and Unna Transporte S.A.C. in some administrative sanctioning procedure related to the labor recruitment market in the construction sector. The company and its legal advisors estimate that the fine related to the Construction Club amounts to S/52.6 million and that the fine related to the labor recruitment market in the construction sector amounts to S/4.8 millon, which have been registered in the financial statements as of December 31, 2021. Management of the Company cannot rule out the possibility of finding, in the future, adverse evidence, nor does it rule out that the authorities or third parties find, in the future, adverse evidence not currently known regarding other projects developed during the period under investigation.

2.	As indicated in Notes 12 and 15 to the consolidated financial statements, the Company has an account receivable from Gasoducto Sur Peruano (associate) for S/ 643.8 million as of December 31, 2021. Gasoducto Sur Peruano entered into a bankruptcy process due to the early termination of the concession contract with the Peruvian government to build, operate and maintain the transportation system for natural gas pipelines; this process is in the creditors’ recognition stage that will form the creditors’ assembly. Based on the preliminary plea agreement signed with the Peruvian authorities, the Company desisted from requesting arbitration for the collection of that debt; however, according to the opinion of its legal advisors, the Company considers that Gasoducto Sur Peruano can exercise its right to collect from the Peruvian State for the net book value of the concession assets and thus recover the corresponding accounts receivable.

Basis for Opinion

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the ¨Management’s Report on Internal Control over Financial Reporting” referred to above. Our responsibility is to express an opinion on these financial statements and the Company’s internal control over financial reporting based on our audits.

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

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

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

Provision for civil reparation

As described in note 22 to the consolidated financial statements, as of December 31, 2021, the company has registered a legal contingency for civil reparation amounting to S/240.1 million. That value corresponds to a probable compensation related to the participation of the Company and its subsidiaries as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and the projects associated with the Construction Club. As indicated in notes 1 and 22, the Company recognized the civil compensation provisions based on the projects that have been reviewed with the Ad Hoc Attorney, the formulas established in Law 30737, and the conditions based on the Agreement entered into with the Prosecutor’s Office on May 21, 2021.The use of estimates and judgments based on the negotiations developed during the plea agreement process is required by management to determine its provision.

The principal considerations for our determination that performing procedures related to the legal provision of civil reparation is a critical audit matter are (i) the important judgments that may arise once the final plea agreement is signed, which led to (ii) a high degree of auditor judgment, subjectivity, and the effort in performing procedures related to the provision of civil reparation.

Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included: (i) holding meetings with management to understand the process of updating the value of the registered civil reparation provision; (ii) requesting written and verbal communications from the general management and the audit committee on this matter; (iii) reading and evaluating the responses to our inquires made to the company’s legal advisor for matters related to the plea agreement process that could have an impact on determining the updated present value of the estimated liability as of December 31, 2021; (iv) evaluating the competence and capabilities of the external legal counsel that assessed the likelihood of loss and the estimate of the outflow of resources; (v) reviewing and testing the assumptions used in updating the present value of the provision based on Law 30737 issued in March 2018 and (vi) testing the mathematical accuracy of the data that supports the calculation of the provision.

Valuation of account receivable related to Gasoducto Sur Peruano

As described in notes 12 and 15 to the consolidated financial statements, Aenza S.A.A. as of December 31, 2021, has an account receivable from an associated entity, Gasoducto Sur Peruano (hereinafter GSP), for S/643.8 million. GSP entered into a bankruptcy process due to the early termination of the concession contract with the Peruvian government to build, operate and maintain the transportation system through natural gas pipelines. This process is in the recognition stage of the creditors that will make up the Board of Creditors. As described in the emphasis paragraph of this report, based on the preliminary plea agreement signed with the Peruvian authorities, the Company withdrew from requesting arbitration for the collection of this debt; however, according to the opinion of its legal advisors, the Company believes GSP can exercise its right to collect from the Peruvian State for the Net Book Value of the concession assets and in this way recover the corresponding accounts receivable. The use of estimates and based judgments to calculate the amount of the account receivable that can be recovered is required by management to determine whether its related provision should be adjusted.

The principal considerations for our determination that performing procedures related to updating the collection right to GSP is a critical audit matter are (i) the significant judgment of management in determining whether the receivable was impaired, which led to (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures related to the value recorded as a collection right from GSP as of December 31, 2021, as well as the uncertainty about the final outcome of the resolution that exists in this type of process due to its long duration and complexity, so the estimates made by the company’s management based on the opinions of its advisors could vary in the future.

Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included: (i) conducting meetings with management to understand the process of updating the GSP collection right developed by the corporate financial management and the corporate accounting management of the Company, (ii) reading and evaluating the responses to our inquires made to y the company’s legal advisor on this matter and (iii) obtaining and evaluating the assumptions used in the calculations made by management regarding the updated valuation of the GSP collection right as of December 31, 2021.

Uncertainty in determining the value of provision related to sanctioning administrative process by a Peruvian regulatory entity

As described in note 1 to the consolidated financial statements, on February 11, 2020, the subsidiary Cumbra Peru S.A. was notified by the Technical Secretary (the “TS”) of the Commission for the Defense of Free Competition (the “Commission”) of the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) with the resolution that begins a sanctioning administrative procedure that involves a total of 35 companies and 28 natural persons, for alleged anti-competitive conduct in the market for public works. The resolution does not include the assignment of responsibilities or the result of the administrative sanctioning procedure, which will be determined at the end of the aforementioned procedure. The proceeding has concluded its evidentiary stage and the TS has recommended that the Commission impose a fine which amount has been objected. The decision of the Commission will conclude the first instance of the proceeding and can be appealed before the Tribunal of INDECOPI. As described in note 22 to the consolidated financial statements, the Company has recognized a provision in the amount of S/52.6 million, the result of a calculation based on its external advisor’s assessment of the case.

Additionally, as described in note 22 to the consolidated financial statements, on February 7, 2022, both subsidiaries, Cumbra Peru S.A. and Unna Transporte S.A.C, were both notified that INDECOPI resolved to initiate an administrative sanctioning procedure regarding the alleged horizontal collusive practice in the modality of concerted sharing of suppliers in the market of hiring workers in the construction sector at national level between the years 2011 and 2017. As of December 31, 2021, the Company and its legal advisors have estimated a provision of S/4.8 million.

The principal considerations for our determination that performing procedures relating to sanctioning administrative process provision is a critical audit matter are (i) the uncertainty in determining the present value of the sanction, so the estimates made by Management, based on the opinions of its legal advisors, could vary in the future, which led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the estimated liability recognized as a consequence of their alleged connection to the Construction Club and the sanctioning administrative procedure for the alleged execution of a horizontal collusive practice

Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included: (i) holding meetings to understand management’s process of updating the present value of the estimated liability recognized for its connection to the Construction Club, and the sanctioning administrative procedure for the alleged execution of a horizontal collusive practice (ii) reading and evaluating the responses to our inquires made to the company’s legal advisor for matters related to this legal claim and (iii) evaluating the assumptions used to determine the amount provisioned based on its external advisor’s assessment of the case as of December 31, 2021.

Impairment assessment of certain accounts receivable, other assets and contingencies

As described in note 13 to the consolidated financial statements, Aenza S.A.A. through its subsidiary Cumbra Peru S.A. maintains a lawsuit filed against a customer for an approximate amount of US$78 million for damages suffered as a result of various contractual breaches. Tecnicas Reunidas Talara, the defendant, has filed a counterclaim for an approximate amount of US$81 million, alleging that Cumbra Peru S.A. would have breached the subcontract entered into between the two (hereinafter the “Arbitration Process”). On December 28, 2020, Tecnicas Reunidas enforced two letters of guarantee issued by Banco Santander, for US$16 million for Performance and the second letter for advance payment for US$7.7 million, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph. As of December 31, 2021, the balance of this item at nominal value amounts to US$17.3 million equivalent to S/68.6 million (at present value the balance amounts to US$14.8 million equivalent to S/63.8 million).

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

Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) understanding the process adopted by Cumbra Peru S.A. to assess the recovery capacity of said assets and evaluating the design and implementation and operational effectiveness of the key controls related to these aspects; (ii) reading the Minutes of the engineering and construction committees and the Regional engineering and construction management, as well as the reading of Important Facts related to this process, communicated by the Corporation; (iii) reading and evaluating the responses to our inquiries made to the Company´s local and foreign legal advisors; (iv) evaluating the analysis of the recovery of financial assets developed by Management and the defense technical team in the arbitration process; (v) evaluating the recognition of liabilities, to cover possible contingencies related to the arbitration process (Backcharge) carried out by Management and (vi) evaluating assumptions used in calculating accounting estimates of the Corporation, related to the updating of collection rights, impairment of financial assets, as well as the calculation of the amortized cost for financial assets and liabilities related to the arbitration process.

Revenue and costs recognition from construction contracts with customers

As described in notes 7 and 26 to the consolidated financial statements, a large part of the company’s income and costs corresponds to contracts for construction services in which income is recognized by the degree of progress or degree of completion method.

The principal considerations for our determination that performing procedures related to the assessment of revenue and costs recognition from construction contracts with customers is a critical audit matter are (i) the recognition of the revenue, costs and the results of these contracts requires a high degree of judgment on the part of Management and control of the estimates made and the deviations that may occur throughout the duration of the contracts. These estimates consider all the costs and income related to the contracts, including any additional costs to those initially budgeted, the risks or claims that are in dispute, as well as the additional ones that are in the process of negotiation or even in the claim process, insofar as it is considered highly probable that there is no significant reversal when the inherent uncertainty is resolved, either because there is an approval by the client or because there are technical and / or legal reports that support it which led to (ii) a high degree of subjectivity in the auditor’s judgment for the performance of audit procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) evaluation of the design and implementation of the key controls related to the income and cost recognition process considering that performance obligation is satisfied over the time using the output method; (ii) reviewing of the company’s construction contracts to evaluate the most significant estimates used in the recognition of income and costs; (iii) obtaining the supporting documentation for these estimates and the evidence of the judgments made, where appropriate by Management, such as: review of works control panels, quarterly planning, analysis of income and cost gaps, calculations and estimates of advances in the performance obligations, review of supporting documentation for additional works, as well as reading the income and cost recognition policies; (iv) performing visits by an expert to the constructions sites; (v) analyzing contracts to identify relevant contractual mechanisms, such as penalties and evaluating whether these clauses have been adequately reflected in the Company’s consolidated financial statements and (vi) evaluating the provisions recognized at the close of the 2021 financial year related to the contracts, which includes verifying that the main obligations and their level of risk are reasonably reflected.

Determination of depreciation, depletion, amortization and impairment of long-lived assets

As described in notes 16 and 17 to the consolidated financial statements, the computation of the units-of-production method, which is used in the determination of depreciation, depletion and amortization (DD&A) of property, plant and equipment related to exploration and production and Natural Gas Treatment Plant, as well as in the determination of future cash flows used in the impairment analysis of long-lived assets, is dependent upon the estimation related to oil and gas reserves.

The principal considerations for our determination that performing procedures relating to the determination of depreciation, depletion and amortization and impairment of long-lived assets is a critical audit matter are (i) the significant judgment by management, including the estimation of oil and gas reserves used to calculate the DD&A and perform the impairment analysis management uses internal reservoir engineers (hereinafter “specialists”) when estimating the reserves, which are determined based on geological, technical and economic factors. Estimates of oil and gas reserves depend upon a number of variable factors and key assumptions, including, quantities of oil and gas that are expected to be recovered, the timing of the recovery, production levels, operating and capital costs to be incurred, sales price, among others, which led to (ii) a high degree of subjectivity in the auditor’s judgment for the performance of audit procedures and evaluating management’s significant assumptions related to the inherent technical engineering nature of the reserves estimation process, which requires the use of specialists in the performance of the assessment, including in the determining the reasonableness of management’s key assumptions previously identified.

Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) obtaining an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to calculate the DD&A and to perform its impairment analysis, including management’s controls over the completeness and the accuracy of the financial data provided to the internal specialists for use in estimating oil and gas reserves and methodology used to develop such estimates; (ii) evaluating the estimated quantity of oil and gas reserves expected to be recovered used to calculate the DD&A and in the impairment calculation, we obtained the reports from internal specialists hired by management and evaluated the competency and objectivity of the specialists through the consideration of their professional qualifications, experience and their use of accepted industry practices; (iii) evaluating the completeness and accuracy of the financial data and inputs described above, which were used by the specialists in estimating oil and gas reserves by agreeing them to the DD&A and cash flows used in impairment analysis; (iv) for proved undeveloped reserves, we evaluated management’s development plan for compliance with the SEC rule that undrilled locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time, by assessing consistency of the development projections with the Company’s drill plan and the availability of capital relative to the drill plan and (v) testing the mathematical accuracy of the DD&A computations and reviewed the model of impairment analysis of long-lived assets by assessing the consistency between the estimation of oil and gas reserves prepared by the specialists with volumes of reserves included in the projected financial information, among other procedures.

Moore Assurance S.A.S

We have served as the Company’s auditor since 2017. Bogotá, Colombia

May 16, 2022

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts are expressed in thousands of S/ unless otherwise stated)

		As of December 31,
	Note	2020	2021
		(as restated)
ASSETS
Current assets
Cash and cash equivalents	9	900,168	957,178
Trade accounts receivables, net	10	687,514	590,280
Work in progress	11	186,433	309,063
Accounts receivable from related parties	12	27,338	20,817
Other accounts receivable	13	404,743	487,058
Inventories, net	14	552,000	488,326
Prepaid expenses		22,972	32,142
Total current assets		2,781,168	2,884,864

Non-current assets
Trade accounts receivable, net	10	689,293	683,306
Accounts receivable from related parties	12	620,071	643,897
Prepaid expenses		22,264	23,607
Other accounts receivable	13	328,223	201,360
Investments in associates and joint ventures	15	35,516	31,173
Investment property	16.1	26,073	63,011
Property, plant and equipment, net	16.2	405,469	303,170
Intangible assets, net	17	791,990	743,391
Right-of-use assets, net	16.3	64,518	47,717
Deferred income tax asset	24	262,165	275,076
Total non-current assets		3,245,582	3,015,708

Total assets		6,026,750	5,900,572

LIABILITIES AND EQUITY
Current liabilities
Borrowings	18	452,884	241,340
Bonds	19	58,446	69,838
Trade accounts payable	20	1,064,416	980,767
Accounts payable to related parties	12	43,818	51,004
Current income tax		34,494	94,958
Other accounts payable	21	706,716	754,981
Other provisions	22	92,757	154,829
Total current liabilities		2,453,531	2,347,717

Non-current liabilities
Borrowings	18	445,436	338,560
Bonds	19	874,313	1,191,084
Trade accounts payable	20	40,502	-
Other accounts payable	21	183,232	92,369
Accounts payable to related parties	12	36,297	50,712
Other provisions	22	295,236	329,497
Deferred income tax liability	24	102,907	97,367
Total non-current liabilities		1,977,923	2,099,589
Total liabilities		4,431,454	4,447,306

Equity	23
Capital		871,918	871,918
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,131,574	1,131,574
Other reserves		(169,234)	(135,947)
Retained earnings		(728,637)	(829,714)
Equity attributable to controlling interest in the Company		1,267,606	1,199,816
Non-controlling interest		327,690	253,450
Total equity		1,595,296	1,453,266
Total liabilities and equity		6,026,750	5,900,572

The accompanying notes on pages 8 to 121 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period ended December 31,
	Note	2019	2020	2021
		(as restated)	(as restated)

Revenues from construction activities		2,411,880	1,815,671	2,272,561
Revenues from services provided		1,089,465	936,485	1,094,439
Revenue from real estate and sale of goods		583,659	394,249	579,482
		4,085,004	3,146,405	3,946,482

Cost of construction activities		(2,351,563)	(1,716,309)	(2,178,648)
Cost of services provided		(866,326)	(811,505)	(918,212)
Cost of real estate and sale of goods		(425,352)	(308,339)	(454,484)
	26	(3,643,241)	(2,836,153)	(3,551,344)
Gross profit		441,763	310,252	395,138

Administrative expenses	26	(213,908)	(134,013)	(179,613)
Other income and expenses	28	(326,754)	(181,182)	(4,477)
Operating (loss) profit		(98,899)	(4,943)	211,048

Financial expenses	27	(231,709)	(146,355)	(262,574)
Financial income	27	74,656	39,316	5,773
Share of the profit or loss of associates and joint ventures accounted for using the equity method	15 a)-b)	(218,774)	770	(861)
Loss before income tax		(474,726)	(111,212)	(46,614)
Income tax expense	29	(319,957)	(62,208)	(43,700)
Loss from continuing operations		(794,683)	(173,420)	(90,314)

Loss from discontinued operations	36	(43,959)	(16,924)	(26,774)
Loss for the period		(838,642)	(190,344)	(117,088)

(Loss) profit attributable to:
Owners of the Company		(884,721)	(217,871)	(153,210)
Non-controlling interest		46,079	27,527	36,122
		(838,642)	(190,344)	(117,088)

Loss per share attributable to owners of the Company during the period	34	(1.076)	(0.250)	(0.176)
Loss per share from continuing operations attributable to owners of the Company during the period	34	(1.023)	(0.230)	(0.145)

The accompanying notes on pages 8 to 121 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period ended December 31,
	Nota	2019	2020	2021
		(as restated)	(as restated)

Loss for the period		(838,642)	(190,344)	(117,088)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	30	6	(626)	-
Foreign currency translation adjustment, net of tax	30	(8,170)	8,304	(5,987)
Exchange difference from net investment in a foreign operation, net of tax	30	(456)	708	(428)
Other comprehensive income for the period, net of tax		(8,620)	8,386	(6,415)
Total comprehensive income for the period		(847,262)	(181,958)	(123,503)

Comprehensive income attributable to:
Owners of the Company		(891,607)	(209,599)	(159,592)
Non-controlling interest		44,345	27,641	36,089
		(847,262)	(181,958)	(123,503)

Comprehensive income for the period attributable to owners of the Company:
Continuing operations		(848,994)	(192,020)	(132,818)
Discontinued operations		(42,613)	(17,579)	(26,774)
		(891,607)	(209,599)	(159,592)

The accompanying notes on pages 8 to 121 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE PERIOD ENDED DECEMBER 31, 2019, 2020 AND 2021

(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number
	of shares In		Legal	Voluntary	Share	Other	Retained		Non-controlling
	thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2019	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931
- IFRS adoption	-	-	-	-	-	-	(1,462)	(1,462)	-	(1,462)
Initial balances restated	729,434	729,434	132,011	29,974	992,144	(170,620)	373,955	2,086,898	401,571	2,488,469
(Loss) profit for the year	-	-	-	-	-	-	(884,721)	(884,721)	46,079	(838,642)
Cash flow hedge	-	-	-	-	-	6	-	6	-	6
Foreign currency translation adjustment	-	-	-	-	-	(6,440)	-	(6,440)	(1,730)	(8,170)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(452)	-	(452)	(4)	(456)
Comprehensive income of the year	-	-	-	-	-	(6,886)	(884,721)	(891,607)	44,345	(847,262)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(12,762)	(12,762)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(32,996)	(32,996)
- Additional acquisition of non-controlling	-	-	-	-	1,883	-	-	1,883	(1,883)	-
- Capital Increase	142,484	142,484	-	-	138,152	-	-	280,636	-	280,636
Total transactions with shareholders	142,484	142,484	-	-	140,035	-	-	282,519	(47,641)	234,878
Balances as of December 31, 2019	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085

Balances as of January 1, 2020	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085
(Loss) profit for the period	-	-	-	-	-	-	(217,871)	(217,871)	27,527	(190,344)
Cash flow hedge	-	-	-	-	-	(594)	-	(594)	(32)	(626)
Foreign currency translation adjustment	-	-	-	-	-	8,158	-	8,158	146	8,304
Exchange difference from net investment in a foreign operation	-	-	-	-	-	708	-	708	-	708
Comprehensive income of the period	-	-	-	-	-	8,272	(217,871)	(209,599)	27,641	(181,958)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(82,412)	(82,412)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(15,725)	(15,725)
- Additional acquisition of non-controlling	-	-	-	-	(605)	-	-	(605)	(89)	(694)
Total transactions with shareholders	-	-	-	-	(605)	-	-	(605)	(98,226)	(98,831)
Balances as of December 31, 2020	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296

Balances as of January 1, 2021	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296
(Loss) profit for the period	-	-	-	-	-	-	(153,210)	(153,210)	36,122	(117,088)
Foreign currency translation adjustment	-	-	-	-	-	(5,957)	-	(5,957)	(30)	(5,987)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(425)	-	(425)	(3)	(428)
Comprehensive income of the period	-	-	-	-	-	(6,382)	(153,210)	(159,592)	36,089	(123,503)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(42,974)	(42,974)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(27,104)	(27,104)
- Additional acquisition of non-controlling	-	-	-	-	-	39,669	-	39,669	(39,669)	-
- Deconsolidation Adexus S.A.	-	-	-	-	-	-	52,133	52,133	-	52,133
- Dilution of non-controlling shareholders	-	-	-	-	-	-	-	-	(582)	(582)
Total transactions with shareholders	-	-	-	-	-	39,669	52,133	91,802	(110,329)	(18,527)
Balances as of December 31, 2021	871,918	871,918	132,011	29,974	1,131,574	(135,947)	(829,714)	1,199,816	253,450	1,453,266

The accompanying notes on pages 8 to 121 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period ended December 31,
	Note	2019	2020	2021

OPERATING ACTIVITIES
Loss before income tax		(535,271)	(131,900)	(78,350)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	16.2	112,318	98,504	98,795
Amortization	17 e)	107,499	98,621	106,512
Impairment of inventories		4,503	791	2,984
Impairment of accounts receivable and other accounts receivable		290,491	134,964	29,389
Reversal of impairment of inventories		(4,752)	(821)	-
Debt condonation		(18,186)	(9,451)	-
Reversal of property, plant and equipment		20,018	-	8,088
Impairment of intangible assets		45,821	-	-
Reversal of impairment of accounts receivable		(19,448)	-	-
Reversal of impairment of intangible assets		(20,676)	-	-
Change in the fair value of the liability for put option		4,697	245	-
Other provisions		186,894	126,896	62,246
Renegotiation of liability for acquisition of non-controlling Morelco	28 a)	-	-	(70,322)
Financial expense,net		167,872	225,212	222,453
Impairment of investment		384	38	-
Incremental cost accrued		-	8,875	-
Share of the profit and loss of associates and joint ventures accounted for using the equity method	15 a)-b)	218,774	(770)	861
Reversal of provisions		(7,471)	(33,264)	(13,027)
Disposal of assets		349	8,895	2,410
Profit on sale of property, plant and equipment		(11,892)	(2,322)	(3,937)
(Profit) loss on remeasurement of accounts receivable		45,363	(25,888)	106,613
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		457,709	131,674	(82,527)
Other accounts receivable		148,833	(46,117)	41,626
Other accounts receivable from related parties		(11,178)	(20,641)	(57,258)
Inventories		(34,091)	22,578	59,201
Pre-paid expenses and other assets		4,964	(823)	(11,681)
Trade accounts payable		58,973	(42,062)	(55,131)
Other accounts payable		(292,184)	(58,011)	72,991
Other accounts payable to related parties		(24,461)	3,591	7,703
Other provisions		(1,134)	(9,051)	(27,964)
Interest payment		(172,377)	(137,369)	(146,369)
Payments for purchases of intangibles - Concessions		(25,917)	(3,519)	(5,157)
Payment of income tax		(94,669)	(112,851)	(75,641)
Net cash provided by operating activities		601,755	226,024	194,508

INVESTING ACTIVITIES
Sale of property, plant and equipment		18,607	9,118	9,162
Interest received		6,552	4,292	2,474
Dividends received	15 a)-b)	1,517	2,318	3,445
Payment for purchase of investments properties		(88)	(98)	(152)
Payments for intangible purchase		(84,201)	(46,767)	(53,808)
Loss of deconsolidation of investment		-	-	(11,223)
Payments for property, plant and equipment purchase		(93,017)	(33,596)	(38,087)
Net cash applied to investing activities		(150,630)	(64,733)	(88,189)

FINANCING ACTIVITIES
Loans received		644,312	185,644	281,079
Bonds issued		-	-	357,424
Amortization of loans received		(1,130,301)	(275,163)	(548,360)
Amortization of bonds issued		(31,335)	(37,981)	(48,858)
Payment for transaction costs for debt		(4,770)	-	(5,681)
Dividends paid to non-controlling interest	35	(12,762)	(82,412)	(25,693)
Cash received (return of contributions) from non-controlling shareholders		(32,996)	(15,725)	(27,104)
Capital increase		280,636	-	-
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		-	-	(33,232)
Net cash applied to financing activities		(287,216)	(225,637)	(50,425)
Net increase (net decrease) in cash		163,909	(64,346)	55,894
Exchange difference		(20,303)	13,813	1,116
Cash and cash equivalents at the beginning of the period		807,095	950,701	900,168
Cash and cash equivalents at the end of the period	9	950,701	900,168	957,178

NON-CASH TRANSACTIONS:
Capitalization of interests		7,229	4,887	1,244
Acquisition of assets through finance leases		3,851	71	104
Dividends declared to non-controlling interest		-	-	17,281
Acquisition of right-of-use assets		101,745	12,075	7,988
Reclassification to other accounts receivable by Concesionaria Vía Expresa Sur		-	24,157	-
Acquisition of supplier bonds		-	25,871	-

The accompanying notes on pages 8 to 121 are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019. 2020 AND 2021

1	GENERAL INFORMATION

a)	Incorporation and operations

AENZA S.A.A., (hereinafter the “Company”) was incorporated in Peru on August 12, 1996, as a result of the equity spin-off of Inversiones GyM S.A: (formerly Graña y Montero S.A.). The Company’s legal address is Av Du Petit Thouars 4957, Miraflores Lima, Peru and is listed on the Lima Stock Exchange and New York Stock Exchange (NYSE).

The Company is the parent of the AENZA Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in its investments in the different subsidiaries. In addition, the Company provides strategic and functional services and office leases to its set of subsidiaries.

The General Shareholder’s Meeting of November 2, 2020 approved the modification of the Company’s name from Graña y Montero S.A.A. to AENZA S.A.A., which was effective as of February 4, 2021.

The Corporation is a conglomerate of companies whose operations encompass different business activities such as engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate business. See details of operating segments in Note 7.

b)	Authorization for the financial statements issuance

The consolidated financial statements for the period ended December 31, 2021 have been prepared and issued with authorization of Company´s Management and the Board of Directors on March 4, 2022 and were approved on the General Shareholder’s Meeting hold on March 31, 2022.

In relation to the Financial Statements ended December 31, 2020, events with a material impact on the results occurred after the approval of the General Shareholders Meeting of March 31, 2021 and prior to the issuance of the annual report on Form 20-F on May 17, 2021. These events consisted primarily of the achievement of significant progress in the negotiations of the Company’s Collaboration Agreement which allowed for a reassessment of its contingency exposure.

In compliance with International Financial Reporting Standards (IFRS) and in connection with the above events the audited Consolidated Financial Statements as of December 31, 2020 were restated and issued with authorization of the Management and the Board of Directors on June 9, 2021 and were approved by the General Shareholder’s Meeting held on July 6, 2021.

c)	Changes in Shareholders and Board of Directors

On June 15, 2021, the Company was informed that IG4 Capital Infrastructure Investments LP (“IG4”) announced an “Oferta Publica de Adquisición” (“OPA”), or tender offer, for a total of 107,198,601 common shares with voting rights equivalent to 12.29% of the outstanding shares issued by AENZA S.A.A.

On August 10, 2021, the Company was informed that IG4 purchased a significant shareholding participation in AENZA S.A.A., amounting to 23.90% of the company’s outstanding shares, which 12.29% was purchased within the OPA and American Depositary Shares and additionally acquired voting rights of 11.61% through the “Transaction Documents”, as such documents were denominated in the OPA of July 12, 2021. Furthermore, on August 12, 2021, certain shareholders of AENZA S.A.A. signed a Trust agreement with IG4 as trustee and La Fiduciaria S.A. as Trust, in which, among other aspects, IG4 acquired the voting rights of AENZA’s common shares representing approximately 8.97% of the company for a period of 8 years, which could be automatically renewed for an additional period of 8 years. As a result of the transactions described before, IG4 ended up controlling common shares for a total of 33.87% of the Company’s capital stock.

As a consequence of the new shareholder structure, a new Board of Directors was elected for the period 2021-2024 at the General Shareholders’ Meeting held on September 20, 2021.

d)	Current situation of the Company

The Company is involved in a series of criminal investigations conducted by the Public Ministry and administrative proceedings conducted by INDECOPI based on events that occurred between years 2003 and 2016. Such situations led to significant changes in the Corporation´s corporate governance structure, the opening of independent investigations and the adoption of measures to address and clarify these situations.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht Group

In connection with the Lava Jato case, the Company participated as a minority partner in six infrastructure projects with Odebrecht Group, directly or through its subsidiaries, in entities or consortiums. The resulting contingency from these projects has been determined in the Collaboration Agreement, and includes the following projects: IIRSA Sur Tranches 2 and 3, IIRSA Norte, the Electric Train Construction Project (Tranches 1 and 2) and Gasoducto Sur Peruano (GSP).

Peruvian prosecutors have included José Graña Miró Quesada, former Chairman of the company, and Hernando Graña Acuña, former board member of the company and former chairman of Cumbra Peru, in an investigation for the crime of collusion and the crime of money laundering against the Peruvian government, respectively. These investigations are in connection with the IIRSA South (tranche II) project concession, in which we participated with Odebrecht. In addition, José Graña and Hernando Graña, as well as the former chief executive officer of Cumbra Peru, have been charged in connection with Tranches 1 and 2 of the Lima Metro. On February 9, 2022, Peruvian prosecutorial authorities announced plea agreements with José Graña Miró Quesada and Hernando Graña Acuña, which remain subject to judicial approval. These plea agreements may include providing information related to wrongdoing or knowledge of improper behavior while they were at the company.

Criminal investigations in relation to the Construction Club case

Cumbra Peru S.A. (formerly GyM S.A.) has been included, along with other construction companies, in the criminal investigation that the Public Ministry has been carrying out for the alleged crime of corruption of officials in relation to the so-called Construction Club. The resulting contingency from these projects has been determined in the Collaboration Agreement with the Prosecutor’s Office and the Attorney General’s Office.

Moreover, at the end of February 2020, the Public Ministry requested Unna Transporte S.A.C. (formerly Concar S.A.C.), be included in the criminal investigation, a request that was approved in October 2021. Just like other executives of other construction companies, a former commercial manager of Cumbra Peru S.A., a former president of the Board of Directors, a former Director and the former Corporate General Manager of the Company have been included in these criminal investigation.

Company´s management cannot guarantee possibility of finding additional adverse evidence in the future, nor rule out the possibility of authorities or third parties finding additional adverse evidence not currently known with respect to the projects executed during the period under investigation.

Acuerdo Preparatorio de Colaboración y Beneficios – “The Agreement”

Following an internal investigation on the facts covered by the criminal investigations described above, the Company decided to provide the findings of the internal investigation to the authorities within the framework of a collaboration agreement process and in line with the commitment of transparency and integrity assumed by the Company.

As a result of its contribution to the investigations, on December 27, 2019, the Company signed a preliminary agreement by which the Anti-Corruption Prosecutor’s Office and the Ad Hoc Attorney’s Office undertook to enter into a definitive effective collaboration agreement that would give the Company and its Subsidiaries certainty regarding the contingencies it faces as a result of the aforementioned processes. In addition, in the aforementioned preliminary collaboration agreement, the Anti-Corruption Prosecutor’s Office and the Ad Hoc Attorney’s Office authorized the Company to disclose but maintaining the legal reservation about its content.

On May 21, 2021, the Company entered into an Agreement with the Special Team of Peruvian prosecutors who are committed to full dedication to the knowledge of investigations related to corruption offenses of officials and related personnel, in which the company Odebrecht and others would have incurred (the “Prosecutor’s Office”) and with the ad hoc Public Prosecutor’s Office for investigations and processes related to crimes corruption of officials, money laundering and related activities allegedly committed by the Odebrecht company and others (the “Attorney General’s Office”).

Through the Agreement, AENZA S.A.A. as well as two of its subsidiaries, accepts they were utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/321.9 million and US$41.1 million. The civil penalty is subject to (i) a repayment tenor of 12 years, (ii) the legal interest rate in domestic and foreign currency, (iii) a total collateral of S/197.0 million through a trust agreement that includes shares issued by a subsidiary of AENZA, a real estate asset guarantee and a debt service guaranty account. Among other conditions, the Agreement includes a restriction to participate in public construction and road maintenance contracts for 2 years from the approval of the Agreement. As at 31 December 2021, we registered the present value of the amounts described before, which amount to S/164.6 million and US$18.9 million (in total S/240.1 million).

The civil penalty covers the total contingency to which the Company is exposed to as a result of the investigations revealed in the financial statements notes since 2017. Nevertheless, the Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions.

The Prosecutor’s Office has been obliged under the Agreement to request with respect to the projects subject to it, the complete exemption of the Company from the scope of Law 30737 and its implementing regulation approved by Decreto Supremo No 096-2018-EF.

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

On February 11, 2020, the subsidiary Cumbra Peru S.A. was notified by the Technical Secretariat (the “TS”) of the Commission for the Defense of Free Competition of INDECOPI (the “Commission”) with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of Public Works.

On November 17, 2021, the Commission imposed a fine of approximately S/67 million against Cumbra Peru S.A., which is currently being challenged and is pending of resolution by the final administrative instance within the Indecopi Court. As of December 31, 2021, Cumbra Peru recorded an estimated provision amounting to S/52.6 million (as of December 31, 2020 a present value equivalent to S/24.5 million was recorded).

Investigations and administrative process initiated by INDECOPI in relation with the labor recruitment market

On February 7, 2022, Cumbra Peru S.A. (formerly “GyM”) and Unna Transportes S.A.C.(formerly Concar) were notified of Resolution No. 038-2021/DLC-INDECOPI, by means of which the “Direccion Nacional de Investigación y Promoción de la Libre Competencia” of INDECOPI initiated an administrative sanctioning proceeding for alleged concerted distribution of suppliers in the labor market in the construction sector between the years 2011 and 2017 in which competitor construction companies agreed not to hire staff of another party without its prior consent. The Commission for the Defense of Free Competition of INDECOPI will resolve the case in the first instance, and if either of the aforementioned subsidiaries appeals, the Chamber for the Defense of Competition of the INDECOPI Tribunal will decide in the second and final instance of the administrative procedure. The decision of INDECOPI may also be judicially challenged, however, such challenge would not suspend the execution of the challenged decision. As of December 31, 2021, Cumbra recorded an estimated provision amounting to S/4.8 million (or approximately US$1.2 million) related to this fine.”

e)	New State of Emergency due to COVID-19

On February 25, 2022, the Peruvian Government extended the State of National Emergency for a period of 32 days as of February 28, 2022, as a result of COVID-19. Likewise, certain economic activities are restricted, according to the alert level in each department of Peru, until March 31, 2022. Management considers that the measures taken by the national authorities have no impact on the continuity and development of the operations of the Company because the activities carried out by the Company are within the group of permitted activities.

The Company’s Management continues to monitor the evolution of the situation and the guidance of the national and international authorities, since events beyond the control of Management may arise that require modifying the established business plan. Covid-19 and the consequent measures taken to limit the spread of the disease could affect the ability to conduct business in the normal way and, therefore, affect the financial position and results of operations, however until the date of approval of the audited financial statements, it is not expected that operations and going concern will be affected.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied in all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the IASB in force as of December 31, 2020 and 2021, respectively.

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

The Corporation evaluates the measurement of the non-controlling interest on an acquisition-by-acquisition basis. As of December 31, 2020, and 2021, the measurements of the non-controlling interest in the Corporation´s acquisitions were made at the non-controlling interest´s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

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

For consolidating subsidiaries, balances, income, and expenses from transactions between Corporation companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized as assets are also eliminated. Corporation companies use common accounting practices, except for those that are specifically required for specific businesses.

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

The Corporation assesses on an annual basis whether there is any objective evidence that the investment in the joint ventures and associate is impaired. If this is the case, the Corporation calculates the amount of impairment as the difference between the recoverable amount of the associate and it carrying value and recognizes the impairment loss in share of the profit or loss in associates and joint ventures under the equity method of accounting in the income statement. In addition, the Corporation stops the use of the equity method if the entity ceases to be an operating entity.

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

Associates are all entities over which the Corporation has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method - see section d) above.

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

Concession agreements signed between the Corporation and the Peruvian Government entitle the Corporation, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions are accounted as defined by IFRIC 12 “Service Concession Arrangements”. The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset, an intangible asset or both, as stated below:

a)	It is recognized as a financial asset to the extent that it has a contractual right to receive cash or other financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts. These financial assets are recognized initially at fair value and subsequently at amortized cost (financial asset model).

b)	It is recognized as an intangible asset to the extent that the service agreement grants the Corporation a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.15-iii (intangible asset model).

c)	It is recognized as a financial asset and an intangible asset when the Corporation recovers its investment partially by a financial asset and partially by an intangible asset (bifurcated model).

2.6	Cash and cash equivalents

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

Management determines the classification of its financial assets at the date of its initial recognition and re-evaluates this classification at the date of each closing of its consolidated financial statements. As of December 31, 2020, and 2021, the Corporation only maintains financial assets in the following categories:

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

c)	Financial assets at fair value through profit or loss

Financial assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. The result in a debt investment that is subsequently measured at fair value through gains and losses is recognized in the consolidated statement of comprehensive income in the period in which it occurs.

Financial assets at fair value through profit or loss are non-derivative financial assets initially recognized by the Corporation at their fair value upon initial recognition and are held for sale. These are included in current assets.

2.7.2	Derecognition of financial assets

The Corporation derecognizes a financial asset when the contractual rights over the cash flows of the financial asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which all the risks and benefits of ownership of the financial asset are substantially transferred or does not transfer or retain substantially all the risks and benefits related to the property and does not retain control over the assets transferred.

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

IFRS 9 “Financial Instruments”, requires to register expected credit losses of all financial assets, except for those that are carried at fair value with an effect on results, estimating it over twelve months or for the entire life of the financial instrument (“lifetime”). In accordance with the provisions of the standard, the Corporation applies the simplified approach (which estimates the loss for the entire life of the financial instrument), for the commercial debtors of the rental business line of the real estate sector and the general approach for the trade accounts receivables and other accounts receivable; the same that requires evaluating whether or not a significant increase in risk exists to determine whether the loss should be estimated based on twelve months after the reporting date or during the entire life of the asset.

The Corporation has established a policy to conduct an evaluation at the end of each reporting period to identify whether the asset has suffered a significant increase in credit risk since the initial date. Both the credit losses expected at twelve months and the expected credit losses during the life of the asset are calculated individually or collectively, depending on the nature of the portfolio.

For financial assets for which the Corporation has no reasonable expectation of recovering, either the entire outstanding amount or a portion thereof, the gross carrying amount of the financial asset is reduced. This is considered a decrease in (partial) accounts of the financial asset.

2.9	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is signed into and are subsequently re-measured at their fair value at the end of each reporting period. The method for recognizing the gain or loss resulting from changes in the fair value of the derivatives depends on whether they are designated as a hedging instrument, and if so, the nature of the item being hedged.

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

The fair value of various derivative instruments used for hedging purposes and changes in the account reserves for hedges in equity are disclosed in Note 8. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity period of the hedged item is more than twelve months and as a current asset or liability when the remaining maturity period of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

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

It includes Management estimates corresponding to the collection rights for services performed pending invoice and/or approval by client, which have been valued using the completion percentage method. It corresponds mainly to the Engineering and Construction segment (subsidiaries Cumbra Peru S.A. and Cumbra Ingenieria S.A.). In the Infrastructure segment, for concessions it corresponds to future collections for public services, mainly represented by unconditional contractual rights to be received from the Grantor under the model of the financial asset (Note 2.5).

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

Materials and supplies are recorded at cost by the weighted average method or at replacement value, the lower. The cost of these items includes freight and non-refundable applicable taxes.

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

Goodwill acquired in a business combination is allocated to each cash-generating unit (CGU), or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized as an expense in item “Other income and expenses, net” and cannot be reversed later.

ii)	Trademarks

Trademarks acquired separately are shown at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Management has determined that these trademarks have indefinite useful lives.

Trademark impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized as an expense in item “Other income and expenses, net”. The carrying amount that has been subject to impairment is reviewed at each reporting date to verify possible reversals of the impairment and is recognized in the “other income and expenses, net” item.

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

Costs incurred in preparing wells to extract hydrocarbons in Blocks III, IV, and V, located in Talara, are capitalized as part of intangible assets. These costs are amortized over the useful lives of the wells (estimated in remaining periods for Block V and the unit of production method for Blocks III and IV), until the end period of the agreements signed with Perupetro.

vi)	Software and development costs

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

-	technically feasible to complete the software product so that it will be available for use;

-	management intends to complete the software product and use or sell it;

-	there is the ability to use or sell the software product;

-	it can be demonstrated how the software product will probably generate future economic benefits;

-	technical, financial and other resources are available to complete the development and to use or sell the software product; and

-	expenses incurred during its development can be reliably measured.

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

Financial liabilities are classified as current liabilities if the payment must be made within a year or less or in the normal operating cycle of the business if it is greater, otherwise, they are presented as non-current liabilities.

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

Financial liabilities designated at initial recognition at fair value through profit or loss are designated at the initial recognition date, and only if the criteria of IFRS 9 are met. The Company has only designated the obligation with BCI Peru as a financial liability at fair value through profit or loss, see Note 18-d.

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

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, which are assets that necessarily take a substantial period (more than twelve months) to reach their condition of use or sale, are added to the cost of said assets until the period when the assets are substantially ready for use or sale. The Corporation suspends the capitalization of borrowing costs during the periods in which the development of activities of a qualified asset has been suspended. The income obtained from the temporary investment of specific loans that have not yet been invested in qualified assets is deducted from the borrowing costs eligible for capitalization.

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

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax arising from the initial recognition of goodwill is not recognized; likewise, the deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination that does not affect the accounting or tax profit or loss at the time of the transaction.

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

Long-term benefits are those benefits that must be paid more than twelve months after the end of the period in which the services were rendered. As of December 31, 2020, and 2021, the Corporation does not grant benefits in this category.

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

Entities of the Corporation recognize the expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru, Chile and Colombia. In Peru bonuses correspond to two monthly payments, and accrue based on the consideration of the service. There are no bonuses in Chile and in Colombia it is called service bonus and corresponds to a monthly remuneration per year.

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

The workers’ profit sharing is determined on the basis of the legal provisions in force in each country where the entities of the Corporation operate, as follows: (i) in Peru it is equivalent to 5% of the taxable base determined by each entity of the Corporation, in accordance with current income tax legislation, (ii) in Chile, workers’ participation is a component of the remuneration (equivalent to 4.75 minimum wages per year) or 10% of the profit, to be determined by the employer, (iii) in Colombia these benefits are not provided to employees up to a maximum of twelve monthly remunerations.

Termination benefits

The Corporation entities recognize the liability and expense for severance payments when they occur, based on the legal provisions in force in each country. In accordance with the legislation of Peru, the compensation for arbitrary dismissal for personnel with an indefinite contract amounts to 1.5 times the monthly remuneration for each year worked.

In Colombian legislation, for the first year worked, the equivalent of 30 days of salary is granted, and from the second year on, the compensation will be the equivalent of 20 days of salary for each additional year (or the proportion); in the legislation of Chile is granted compensation of thirty days of monthly salary for each year worked with a maximum salary of 330 days.

2.24	Provisions

a)	General

Provisions are recognized when i) the Corporation has a present, legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount has been reliably estimated. Provisions are reviewed at year - end. If the time value of money is significant, provisions are discounted using a rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the statement of income as a financial expense.

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

Subsequently, the liability is increased in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost will be depreciated based on the useful life of the related asset. When a liability is settled, the subsidiaries recognize any gain or loss that may arise. The fair value changes estimated for the initial obligation and the interest rates used to discount the flows they are recognized as an increase or decrease in the book value of the obligation and the asset to which they relate to. Any decrease in the provision, and any decrease of the asset that may exceed the carrying amount of said asset is immediately recognized in the consolidated statement of income.

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the subsidiaries should also take into consideration if the said increase corresponds to an indicator that the asset has been impaired and, if so, impairment tests are to be carried out (Note 2.16).

2.25	Put option arrangement

In the case of a put option contract on the equity of a subsidiary that allows the shareholder to reallocate its shares in a certain period, the amount payable under the option is initially recognized at the present value of the reimbursement under “Other accounts payable”, directly charged to equity. The charge to equity is recorded separately as put options subscribed on the non-controlling interest.

Subsequently, the financial liability is updated by changes in the assumptions on which the estimation of the expected cash flows is based and by the financial component due to the passage of time. The effects of this update are recognized in profit and loss.

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

The following details the Corporation policy of recognition for each type of income according to IFRS 15:

i)	Engineering and construction

Revenues from engineering and construction (E&C) contracts are recognized over time as the Corporation performs its obligations because there is a continuous transfer of control of the deliverable to the customer pursuant to the terms of such contracts. For this reason, the Corporation accounts for revenue over time by measuring the progress towards complete satisfaction of its performance obligations under each contract. In this manner, revenues are accounted for using the percentage-of-completion method, based on surveys of performance by the Corporation’s experts who review the work performed to date under each contract.

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

The nature of certain contracts, such us cost-plus fee contracts in its E&C segment and unit price or similar contracts in its E&C segment and certain services it provides in its Infrastructure segment, give rise to variable consideration. Depending on the type of contract, this variable consideration may include reimbursable or target costs; variable number of units; award and incentive fees; and penalties. The Corporation estimates the amount of revenue to be recognized as variable consideration using the expected value method or the most likely amount method, whichever is expected to better predict the amount of consideration to which the Corporation will be entitled. These methods require the Corporation to estimate costs, unit quantities, award/incentive fees and penalties. In making such estimates, judgments are required to evaluate potential variances in the cost of materials, the cost of labor, productivity levels, the impact of change orders, liability claims and contract disputes, the achievement of contractual performance standards, and other contingencies.

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

iii)	Energy

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

Income from the sale of oil and derivative products

Revenue from the sale of goods is recognized when the control of the assets is transferred to the customer, which is when the goods are delivered. In this type of income there is only one performance obligation for the sale of oil, which is enforced at the delivery of the goods.

iv)	Infrastructure

Income from concession services

Revenues from concession services correspond to operation and maintenance services and are recognized according to their nature in the period in which the service is provided. In this revenue there is only one performance obligation, enforced when the service is provided.

2.28	Recognition of cost and expenses

Engineering and construction contracts

Contract costs include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs, depreciation and amortization, and indirect costs. Periodically, the Corporation evaluates the reasonableness of the estimates used in the determination of the total estimated contract cost. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred.

Costs for sale of oil and derivative products

The costs of the services rendered, and the costs of sales of petroleum and derivative products are recognized when they are incurred, simultaneously with the recognition of related revenues. Other costs and expenses are recognized as they accrue, regardless of when they are paid and are recorded in the accounting periods to which they relate.

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

The Corporation evaluates in every lease contract the following:

●	If you have the right to control the use of the identified asses,
●	If the contract term is longer that twelve months,
●	If the underlying asset amount is a material amount, and,
●	That the fees to be paid are not entirely variable.

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

2.31	Non-operating items

Non-operating items are separately shown in the financial statements when they are necessary to provide an adequate understanding of the Corporation’s financial performance. These material items are income or expenses shown separately due to their nature or significant amount.

2.32	Balances reclassified as of December 31, 2020

i)	Balances reclassified in the consolidated statement of financial position

The reclassified balance comes from the subsidiary Cumbra Peru S.A. and correspond to the presentation of the net position of customer and supplier balances related to the projects that are in arbitration proceedings:

-	Generating Plant Machu Picchu (Empresa de Generacion Electrica Machu Picchu S.A.)

-	Talara Refinery (Tecnicas Reunidas de Talara S.A.C.)

-	Cerro del Aguila Hydroelectric Power Plant (Andritz Hydro S.A.)

As a result of this process, the balances in the consolidated statement of financial position are reclassified as follows:

	As of December 31, 2020		As of December 31, 2020
	(*)	Reclassification	As restated
ASSETS
Current assets
Trade accounts receivables, net	703,167	(15,653)	687,514
Other accounts receivable	433,531	(28,788)	404,743
Other current assets	1,688,911	-	1,688,911
Total current assets	2,825,609	(44,441)	2,781,168

Non-current assets
Trade accounts receivable, net	730,666	(41,373)	689,293
Other non-current assets	2,556,289	-	2,556,289
Total non-current assets	3,286,955	(41,373)	3,245,582

Total assets	6,112,564	(85,814)	6,026,750

(*)	Consolidated statement of financial position submitted on June 9, 2021 (Note 2.32-i)

	As of December 31, 2020		As of December 31, 2020
	(*)	Reclassification	As restated
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	1,097,167	(32,751)	1,064,416
Other accounts payable	718,406	(11,690)	706,716
Other current liabilities	682,399	-	682,399
Total current liabilities	2,497,972	(44,441)	2,453,531

Non-current liabilities
Provisions	336,609	(41,373)	295,236
Other non-current liabilities	1,682,687	-	1,682,687
Total non-current liabilities	2,019,296	(41,373)	1,977,923
Total liabilities	4,517,268	(85,814)	4,431,454

Equity
Total equity	1,595,296	-	1,595,296
Total liabilities and equity	6,112,564	(85,814)	6,026,750

(*)	Consolidated statement of financial position submitted on June 9, 2021 (Note 2.32-i)

3	STANDARDS, AMENDMENTS, AND INTERPRETATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a)	New standards and amendments to standards and interpretations adopted by the Company in 2021

There were no regulatory changes of mandatory application for the 2021 financial statements that the Company has considered in the preparation of these financial statements.

b)	New standards, amendments to standards and interpretations that will be effective for financial statements for annual periods beginning on or after January 1, 2022 and that have not been early adopted

Certain standards and amendments to standards have been issued that are mandatorily effective for 2022 or later and have not been early adopted by the Company. The Company’s assessment of the impact that these standards will have on the financial statements is explained below:

●	Amendment to IAS 1: Classification of Liabilities as current or non-current.

The amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as current or non-current, depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity’s expectations or events after the reporting date (e.g., receipt of a waiver or breach of covenant).

The amendments also clarify what IAS 1 means when it refers to the ’settlement’ of a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions in determining classification and for some liabilities that may be converted to equity.

The amendments should be applied retrospectively in accordance with the normal requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and should be applied retrospectively.

●	Disclosure of accounting policies - Amendments to IAS 1 and Practical Statement 2

Originally the IAS established that “significant” accounting policies must be disclosed, with this amendment it is specified that the disclosure must be made for “material” accounting policies. In this sense, this amendment incorporates the definition of what is “information on material accounting policies” and explains how to identify this type of information. It also clarifies that information on immaterial accounting policies does not need to be disclosed and if it is disclosed, it should not cause confusion of important accounting information.

Consistently, the Statement of Practice 2, ‘Making judgments about materiality’ was also amended to provide guidance on how to apply the concept of materiality to disclosures of accounting policies. This amendment is effective from January 1, 2023.

●	Amendments to IAS 8 - Definition of Accounting Estimates

This amendment clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The distinction is important for defining the accounting treatment, since changes in accounting estimates are recognized prospectively to future transactions and events, while changes in accounting policies are generally applied retrospectively to past transactions and events, as well as to the current period. This amendment is effective as of January 1, 2023.

●	Amendments to IAS 12 - Deferred Taxes Relating to Assets and Liabilities Arising from Single Transactions

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value should be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where deferred tax assets and liabilities will be required to be recognized.

These amendments should be applied to transactions occurring on or after the beginning of the earliest comparative period presented. In addition, deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities should be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-	right-of-use assets and lease liabilities, and
-	decommissioning, restoration and similar liabilities, and the related amounts are recognized as part of the cost of the related assets.

The cumulative effect of these adjustments is recognized in retained earnings or another component of equity, as appropriate. Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that are recognized in the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will have no impact on their financial statements. This amendment is effective from January 1, 2023.

●	Amendment to IAS 16 - Property, Plant and Equipment: Property, Plant and Equipment: Property, Plant and Equipment: Product before use

This amendment prohibits entities from deducting from the cost of an item of Property, Plant and Equipment any income from the sale of items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity should recognize the proceeds from the sale of such items, and the production costs associated with those items, in profit or loss for the period.

Likewise, the amendment clarifies that when IAS 16 indicates that an entity is “testing whether the asset is operating properly”, it refers to the physical and technical evaluation, and the financial performance of the asset being not relevant. This amendment is effective from January 1, 2022 and must be applied retrospectively.

●	Amendments to IFRS 3 - reference to the Conceptual Framework

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and to add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and IFRIC Interpretation 21 Liens.

The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendment will be effective for annual reporting periods on or after January 1, 2022 and are applied prospectively.

●	Onerous Contracts - Cost of fulfilling a contract - Amendments to IAS 37

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

●	Amendment to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

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

The effective date of these amendments is in the process of being defined. The Company will evaluate the impact of these changes when the application date is confirmed.

●	IFRS 17 - Insurance Contracts

In May 2017, IFRS 17 was issued which will replace IFRS 4 “Insurance Contracts”. This standard establishes a current measurement model in which estimates are required to be updated at each balance sheet date. Insurance contracts are measured taking into account the following components:

-	The discounted cash flows, weighted based on their probability,
-	An explicit risk adjustment, and
-	A contractual service margin (“MSC”), which represents the unearned income from the contract that is recognized as revenue during the coverage period.

The standard allows a choice between recognizing changes in discount rates in profit or loss or in other comprehensive income. The option taken is expected to be defined in terms of how financial assets are recognized under IFRS 9.

For short-duration contracts that are generally underwritten by non-life insurers, a simplified premium allocation approach is allowed for the liability in respect of the remaining coverage.

The new rules will affect the financial statements and key performance indicators of all entities that write insurance or investment contracts with discretionary participation features. Certain amendments made in July 2020 are intended to facilitate the implementation of the standard by reducing implementation costs and making it easier to explain the results of applying IFRS 17 to investors and third parties. The amendments also postponed the application date of IFRS 17 to January 1, 2023.

The Company is currently evaluating the impact that the modifications or amendments described above may have on current practice.

4	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Corporation’s Management. Management oversees the general management of financial risks, such as foreign exchange rate risk, price risk, cash flow, and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, and financial risk which are supervised and monitoring periodically.

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

The Corporation is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2020, and 2021 this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. dollars, which are expressed at the published supply and demand exchange rate in effect at that date, according to the currency exchange rate:

	At	At
	December 31,	December 31,
	2020	2021

Soles (a)	3.624	3.998
Chilean Pesos (b)	711.24	844.69
Colombian Pesos (c)	3,432.50	3,981.16

(a)	Soles published by the Superintendencia de Bancos, Seguros y AFP (SBS).

(b)	Chilean pesos published by the Banco Central de Chile.

(c)	Colombian pesos published by Banco de la Republica de Colombia.

As of December 31, the consolidated statement of financial position includes the following:

	2020	2021
	US$(000)	US$(000)

Assets	562,761	519,448
Liabilities	295,120	512,947

For the periods ended December 31, 2019, 2020 and 2021, the Corporation’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar was:

	2019	2020	2021

Gain	390,008	426,164	383,199
Loss	(422,578)	(429,930)	(430,410)

If as of December 31, 2021 the Peruvian Sol, the Chilean and Colombian Pesos had strengthened/weakened by 2% against the U.S. dollar, with all other variables held constant, the pre-tax results for the year would have increased/decreased by S/0.9 million (S/0.1 million in 2020 and S/0.7 million in 2019).

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The consolidated statement of financial position includes assets and liabilities in functional currency equivalent to (in thousands):

	2020		2021
	Assets	Liabilities	Assets	Liabilities

Chilean Pesos	40,869,086	74,151,415	37,652,361	97,540,055
Colombian Pesos	113,350,078	54,581,654	63,774,095	33,770,395

The Corporation’s foreign exchange translation adjustment for 2021 was negative by S/6 million (in 2020, S/8.3 million, positive and negative by S/8.2 million, in 2019).

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

Concerning to loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors.

Management does not expect the Corporation to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Corporation cash flows enabled it to meet its obligations. The Corporation has implemented various actions to reduce its exposure to liquidity risk and has developed a Financial Plan based on several steps, which were designed assuming attaining obligations within a reasonable time frame. The Financial Plan aims to enable compliance with the various obligations at the Corporation and Subsidiaries levels.

The Corporation’s Corporate Finance Office monitors rolling forecasts of the Corporation’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with internal ratio targets in the statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be applied according to the established schedule.

	Less than	1-2	2-5	More than
As of December 31, 2020	1 year	years	years	5 years	Total

Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	433,318	183,796	197,785	23,953	838,852
Finance leases	16,287	14,919	20,851	8,515	60,572
Lease liability for right-of-use asset	24,714	32,006	19,847	11,131	87,698
Bonds	137,090	168,673	385,919	971,543	1,663,225
Trade accounts payables (except non-financial liabilities)	968,719	40,502	-	-	1,009,221
Accounts payables to related parties	43,818	35,461	-	836	80,115
Other accounts payables and other provisions (except non-financial liabilities)	344,411	62,943	230,352	322,123	959,829
	1,968,357	538,300	854,754	1,338,101	4,699,512

As of December 31, 2021	Less than 1 year	1-2 years	2-5 years	More than 5 years	Total

Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	224,503	52,751	173,392	124,320	574,966
Finance leases	5,624	4,613	296	-	10,533
Lease liability for right-of-use asset	18,817	24,295	21,993	8,086	73,191
Bonds	137,852	206,476	837,931	792,037	1,974,296
Trade accounts payables (except non-financial liabilities)	912,826	-	-	-	912,826
Accounts payables to related parties	51,004	50,712	-	-	101,716
Other accounts payables and other provisions (except non-financial liabilities)	323,070	22,941	109,383	422,666	878,060
	1,673,696	361,788	1,142,995	1,347,109	4,525,588

4.2	Capital management risk

The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital. In 2017 the situation of the Corporation had led Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note18-a). In extraordinary situations, the Corporation identifies potential deviations and requirements and establishes a plan.

In order to maintain or adjust the capital structure, the Corporation may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Corporation monitors capital based on the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘total equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2020, and 2021, the gearing ratio is presented below indicating the Corporation’s strategy to keep it in a range from 0.08 to 0.70.

	2020	2021
Total borrowings and bonds (Note 18 and Note 19)	1,831,079	1,840,822
Less: Cash and cash equivalents (Note 9)	(900,168)	(957,178)
Net debt	930,911	883,644
Total equity	1,595,296	1,453,266
Total capital	2,526,207	2,336,910

Gearing ratio	0.37	0.38

4.3	Fair value estimation

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

The table below shows the Corporation’s assets and liabilities measured at fair value:

Level 3

As of December 31, 2020

Financial liabilities
Other financial entities (Note 18-d)	152,523

As of December 31, 2021

Financial liabilities
Other financial entities (Note 18-d)	165,878

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

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

If the Corporation experiences a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of their business units might decrease. If management determines that the factors reducing the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of those business units and therefore, goodwill, as well as other intangible assets with indefinite useful life may be deemed to be impaired, which may result in derecognition.

As of December 31, 2020, and 2021 the Corporation has performed a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate, and revenue and terminal growth rate by a 10%, with all the other variables held constant, as follows:

	Difference between recoverable amount and carrying amounts
	2020		2021
Goodwill

Gross margin	(10)%	+10%	(10)%	+10%
Engineering and construction	(8.30)%	37.10%	(111.04)%	(68.87)%
Electromechanical	41.81%	55.60%	27.66%	75.53%

Discount rate:	(10)%	+10%	(10)%	+10%
Engineering and construction	32.68%	0.53%	(72.22)%	(103.35)%
Electromechanical	52.32%	45.23%	57.09%	46.39%

Terminal growth rate:	(10)%	+10%	(10)%	+10%
Engineering and construction	11.58%	17.44%	(92.70)%	(86.99)%
Electromechanical	46.83%	50.65%	51.59%	51.59%

Trademarks

Revenue growth rate:	(10)%	+10%	(10)%	+10%
Morelco	59.65%	123.51%	27.78%	77.02%
Vial y Vives - DSD	(1.04)%	2.79%	(6.61)%	14.14%

Discount rate:	(10)%	+10%	(10)%	+10%
Morelco	124.29%	66.82%	78.73%	32.50%
Vial y Vives - DSD	(6.56)%	9.95%	(6.50)%	16.83%

Terminal growth rate:	(10)%	+10%	(10)%	+10%
Morelco	86.47%	97.09%	48.35%	56.77%
Vial y Vives - DSD	(9.14)%	11.05%	5.15%	2.43%

Goodwill

In 2021, if the revenue growth rate, perpetual growth rate, or discount rate were 10% below or above management’s estimates, the Corporation would have been required to recognize a provision for goodwill impairment for the Engineering and Construction CGU (Morelco). In 2020, if the gross margin had been 10% below management’s estimate, the Corporation would have had to recognize a provision for goodwill impairment for the engineering and construction CGU (Morelco).

As a result of these evaluations, as of December 31, 2020 and 2021, no impairment provision was identified. (Note 17).

Trademarks

In 2021, if the revenue growth rate, terminal growth rate, or discount rate were 10% below Management’s estimates, the Corporation would have had to recognize a provision for trademark impairment in Vial y Vives-DSD. In 2020, if these assumptions had been 10% less or 10% more than Management’s estimates, the Corporation would have not recognized a provision for impairment in trademarks Vial y Vives-DSD.

As a result of these evaluations, as of December 31, 2020 and 2021, no provision for impairment was identified. (Note 17).

Review of carrying amounts of Unna Energia S.A.’s long-lived assets

At the date of each consolidated statement of financial position, the Corporation reviews the carrying amounts of its non-financial assets with finite useful lives to determine whether there is any indication that their carrying amounts are impaired. If there is any indication of impairment, the recoverable amount of the asset is estimated in order to determine, if applicable, the amount of the impairment.

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

As a consequence of the decrease in crude oil and gas prices at international level, the Corporation performed an impairment test of its long-lived assets belonging to its Cash Generating Units (hereinafter CGU), crude oil and non-associated gas in Block V, Block III, Block IV and the Pariñas Gas Plant, respectively, for which it used the value in use approach, since it has considered within its maintenance capex cash flows and the pre-tax valuation has been performed.

Management based its estimates of expected future cash flows to determine the recoverable value on i) information on reserves determined by technical management; and ii) estimated future prices and costs projected by management, using the following assumptions:

●	Projection horizon of the concession of its lots, (Block V until 2023, Block III, Block IV and gas plant until 2045).

●	Future prices projected based on information available in the market at the date of the consolidated statement of financial position, based on a “Crude Oil Brent” price forecast and published by the Energy Information Administration (EIA, 2021) starting at US$/bbl54.86, reaching US$/bbl91.42 in the long term for crude oil. Likewise, the prices for the Company have been considered a reference price starting at US$/bbl53.36 up to US$/bbl89.92 in the long term.

●	Future costs projected by Management based on the estimated evolution of the business, considering the investment plan reported to Perupetro S.A.

●	Actual discount rate for the three Blocks and for the Plant is 10.16%, which is the weighted average cost of capital (WACC) rate, determined in accordance with the Company’s policies, before taxes.

As of December 31, 2020, and 2021, the Company has completed a detailed assessment of the reserves (proven, probable, and possible) of the oil and gas fields included in the four contracts subscribed with Perupetro S.A. For this assessment, the Company performs in-house estimations with its team of reservoir specialists and geologists from the Exploration and Production unit. The analysis uses available historic information at the pit and field levels. As of December 31, 2020, total proven oil reserves amounted to 26.1 million barrels, and total associated gas reserves amounted to 25,733 million cubic feet. As of December 31, 2021, total proven oil reserves amounted to 25.2 million barrels, and total associated gas reserves amounted to 55,017 million cubic feet. This information has not been audited and is submitted to the General Hydrocarbon Direction (DGH) of the Ministry of Energy and Mines.

The recoverable value determined by the Company for crude oil following the value in use approach was S/785 million, which is higher than the carrying value of the CGU’s S/322.7 million, therefore management concludes that it is not required to recognize an impairment recovery of its assets (Level 3).

Sensitivity analysis

The sensitivity of the results obtained from the impairment test above to changes in the assumptions used by management is detailed below:

-	Changes in projected future prices based on information available in the market at a date close to the date of approval of the consolidated financial statements by the Board of Directors. This assumption has considered a decrease in quoted oil and gas prices on December 31, 2021 by 10%.
-	Changes in the discount rate: If the discount rate used by management were to increase by 10%.

As a result of the volatility of oil and gas prices in the international and local market, the Company sensitized the prices and discount rates in its expected cash flow model according to the assumptions included obtaining the recoverable values as of December 31, 2021. Assuming that prices had been reduced by 10%, and the discount rate had been increased by 10%, this would have resulted in a negative variation in the Company’s value in use of 17.1%. Although there is a high level of uncertainty, the impact is not significant in the separate financial statements, which is still higher than the carrying value of the CGU’s S/295 million.

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

The Corporation’s possible maximum exposure to tax contingencies amount to S/303 million.

The income tax for the year includes Management’s evaluation of the amount of taxes to be paid in uncertain tax positions, where the liabilities have not yet been agreed with the tax administration.

c)	Percentage of completion revenue recognition

Service revenues from construction contracts are recognized by the percentage of completion method, which requires estimating the margin to be obtained when project is completed. Projections of these margins are determined by management based on their budgets execution and adjusted periodically in order to use updated information to reflect actual performance in the work. In this regard, management believes that the estimates made at the end of the year are reasonable. When changes occur not approved in the scope of work, income is recognized as equivalent to the cost incurred (no profit is recognized) until it has been approved the additional work.

The revenue of the contract is recognized as such in the consolidated statement of comprehensive income in the accounting periods in which the work was executed. Costs related to the construction contract costs are recognized as works in the consolidated comprehensive income in the accounting periods in which the project was executed. However, any expected and likely cost overruns related to the contract over total expected income under the contract is recognized as expense immediately. In addition, any change in the estimates under the contract is recognized as a change in accounting estimates in the period in which the change is made and future periods if applicable. In certain construction contracts, the terms of these agreements allow to retain an amount to customers until it culminates with construction. Under these contracts, the total amount cannot be recognized until the construction is finished.

As of December 31, 2019, 2020 and 2021, a sensitivity analysis was performed considering a 10% increase/decrease in the Corporation’s gross margins, as follows:

	2019	2020	2021

Revenues	2,411,880	1,815,671	2,272,561
Gross profit	60,317	99,362	93,913
%	2.50	5.47	4.13
Plus 10%	2.75	6.02	4.54
Increase in profit before income tax	6,010	9,941	9,261
	66,327	109,303	103,174

Less 10%	2.25	4.92	3.72
Decrease in profit before income tax	(6,010)	(9,941)	(9,261)
	54,307	89,421	84,652

d)	Provision for well closure costs

As of December 31, 2021, the present value of the estimated provision for the closure of 201 wells amounted to S/71 million (S/52.9 million as of December 31, 2020, for the closure of 193 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from reviews of either the date of occurrence or the amount of the present value of the originally estimated obligations (Note 17-d).

The Corporation estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the consolidated statement of financial position.

In 2021, the calculation of the provision has been separated according to the obligation’s currency. Therefore, the pre-tax discount rates used for the calculation of the present value were: i) Block I for 1.48% (for dollars) 4.54% (for soles), ii) Block V for 1.13% (for dollars) 4.01% (for soles), and iii) Blocks III and IV for 3.56% (for dollars) 7.01% (for soles), based on the rate applicable to Peruvian sovereign bonds in soles and dollars between 3, 5 and 30 years respectively, in effect as of December 2021.

If on December 31, 2021, the estimated rate had increased or decreased by 10%, with all variables held constant, the impact on pre-tax profit would not have been significant.

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

As of 2019, the recovery of NCA estimated by Management equals 50%, in consideration of the agreements taken as a consequence of the signing of the preliminary effective plea agreement. Likewise, considering that the formation of the creditors’ meeting is still pending, the deadline to initiate actions to start the collection process has been delayed. Therefore, a total term of eight years has been considered, from the date and until the formation of the creditors’ meeting, the approval of the settlement plan, the presentation of the arbitration claim, as well as the entire arbitration process in itself.

As of the date of this report, the creation of the Creditors’ Meeting is pending.

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

Consolidation of entities in which the Corporation does not have joint control but holds rights and obligations over the assets and liabilities

The Corporation assesses, on an ongoing basis, the nature of the contracts signed with one or more parties. If the Corporation is not determined to have control or joint control but has rights to the assets and obligations for the liabilities under the arrangement, the Corporation recognizes its assets, liabilities, income and expenses and its interest in any jointly controlled assets or liabilities and any income or expenses arising from the arrangement as a joint operation in accordance with IFRS 11 - Joint Arrangements (Note 2.2-d).

6.	INTERESTS IN OTHER ENTITIES

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. Additionally, the consolidated financial statements of the Corporation include its interest in joint operations in which the Company or certain subsidiaries have joint control with their partners (Note 2.2-d).

a)	Main subsidiaries

The following table shows the principal direct and indirect subsidiaries classified by operating segment (Note 7):

Name	Country	Economic activity
Engineering and Construction:

Cumbra Peru S.A.	Peru, Chile y Colombia	Civil construction, electro-mechanic assembly, buildings management and implementing housing development projects and other related services.

GyM Chile S.p.A.	Chile	Investment funds, investment companies and similar financial entities.

Vial y Vives - DSD S.A.	Chile	Construction engineering projects, civil construction and related technical consultancy, rental of agricultural machinery and equipment, forestry, construction and civil engineering without operator.

Morelco S.A.S.	Colombia, Ecuador y Peru	Construction and assembly services, supply of equipment and materials, operation and maintenance and engineering services in the specialties of mechanics, instrumentation and civil works.

Cumbra Ingenieria S.A.	Peru, Mexico y Bolivia	Advisory and consulting services in engineering, carrying out studies and projects, managing projects and supervision of works.
Energy:

Unna Energia ES.A.	Peru	Services of extraction, operation and exploitation of oil, natural gas and derived products; as well as fuel storage and dispatch services.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco - Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C. (TGNCA)	Peru	Commercialization of natural gas through a virtual system and compression service.

Infrastructure:

Unna Transporte S.A.C. (formerly CONCAR S.A.C.)	Peru	Highway and roads concessions operation and maintenance.

Name	Country	Economic activity
Tren Urbano de Lima S.A.	Peru	Concession for the operation of the public transportation system of Lima Metro (Metro de Lima Metropolitana).

Carretera Andina del Sur S.A. (formerly Survial S.A.)	Peru	Concession for constructing, operating and maintaining Section 1 of the “Southern Inter-oceanic” highway.

Red Vial 5 S.A. (formerly Norvial S.A.)	Peru	Concession for restoring, operating and maintaining the “Ancon - Huacho - Pativilca” section of the Panamericana Norte road.

Carretera Sierra Piura S.A.C. (formerly Concesion Canchaque S.A.)	Peru	Concession for operating and maintaining of the Buenos Aires – Canchaque provincial road highway.

Concesionaria Vía Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa - Paseo de la Republica in Lima.

Real estate:

Viva Negocio Inmobiliario S.A.	Peru	Develop and managing real estate projects directly or together with other partners.

Company Operations

CAM Holding S.p.A.	Chile	Investment company.

Qualys S.A.	Peru	Payroll, Information technological, accounting and tax services to the Corporation’s companies.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and sale of office premises in Peru.

Negocios del Gas S.A.	Peru	Investment company for construction, operation, and maintenance of the pipeline system to transport natural gas and liquids.

Inversiones en Autopistas S.A.	Peru	Holding company of shares, participation or any other credit instrument or investment document.

Agenera S.A.C	Peru	Activities related to the generation, cogeneration, transmission, import, export and distribution of electrical energy.

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2021:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non-controlling interests (%)
Engineering and Construction:
Cumbra Peru S.A.	99.39%	-	99.39%	0.61%
- Morelco S.A.S.	-	100.00%	100.00%	-
- GyM Chile S.p.A.	-	100.00%	100.00%	-
- Vial y Vives - DSD S.A.	-	94.49%	94.49%	5.51%
- Cumbra Inversiones Colombia SAS	-	100.00%	100.00%	-
Cumbra Ingenieria S.A.	89.41%	-	89.41%	10.59%
- Ecología Tecnología Ambiental S.A.C.	-	100.00%	100.00%	-
- GM Ingenieria y Construccion de CV	-	100.00%	100.00%	-
- GM Ingenieria Bolivia S.R.L.	-	100.00%	100.00%	1.43%

Energy:
Unna Energia S.A.	95.00%	-	95.00%	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
- Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	100.00%	100.00%	-

Infrastructure:
Unna Transporte S.A.C.	100.00%	-	100.00%	-
Tren Urbano de Lima S.A.	75.00%	-	75.00%	25.00%
Carretera Andina del Sur S.A.C	100.00%	-	100.00%	-
Red Vial 5 S.A.	18.20%	48.80%	67.00%	33.00%
Carretera Sierra Piura S.A.C.	99.96%	0.04%	100.00%	-
Concesionaria Via Expresa Sur S.A.	99.98%	0.02%	100.00%	-

Real Estate:
Viva Negocio Inmobiliario S.A.	56.22%	43.32%	99.54%	0.46%

Parent company operations:
Qualys S.A.	100.00%	-	100.00%	-
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	-
Cam Holding S.p.A.	100.00%	-	100.00%	-

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2020:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non-controlling interests (%)
Engineering and Construction:
Cumbra Peru S.A.	98.90%	-	98.90%	1.10%
- Morelco S.A.S.	-	70.00%	70.00%	30.00%
- GyM Chile S.p.A.	-	100.00%	100.00%	-
- Vial y Vives - DSD S.A.	-	94.49%	94.49%	5.51%
Cumbra Ingenieria S.A.	89.41%	-	89.41%	10.59%
- Ecología Tecnología Ambiental S.A.C.	-	100.00%	100.00%	-
- GM Ingenieria y Construccion de CV	-	100.00%	100.00%	-
- GM Ingenieria Bolivia S.R.L.	-	98.57%	98.57%	1.43%

Energy:
Unna Energía S.A.	95.00%	-	95.00%	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
- Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	99.93%	99.93%	0.07%

Infrastructure:
Unna Transporte S.A.C.	100.00%	-	100.00%	-
Tren Urbano de Lima S.A.	75.00%	-	75.00%	25.00%
Carretera Andina del Sur S.A.C.	100.00%	-	100.00%	-
Red Vial 5 S.A.	18.20%	48.80%	67.00%	33.00%
Carretera Sierra Piura S.A.C.	99.96%	0.04%	100.00%	-
Concesionaria Vía Expresa Sur S.A.	99.98%	0.02%	100.00%	-

Real Estate:
Viva Negocio Inmobiliario S.A.	56.22%	43.32%	99.54%	0.46%

Parent company operations:
Qualys S.A.	100.00%	-	100.00%	-
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	-
Cam Holding S.p.A.	100.00%	-	100.00%	-
Adexus S.A.	100.00%	-	100.00%	-

All investments in subsidiaries have been included in the consolidation. The proportion of voting rights in such subsidiaries is held directly by the Company and does not differ significantly from the proportion of shares held.

As of December 31, the non-controlling interest is attributed to the following subsidiaries:

	2020	2021
Viva Negocio Inmobiliario S.A. and subsidiaries	132,238	116,400
Red Vial 5 S.A.	57,941	55,559
Tren Urbano de Lima S.A.	59,231	41,757
Unna Energia S.A.	24,162	29,217
Cumbra Peru S.A. and subsidiaries	51,798	9,430
Others	2,320	1,087
	327,690	253,450

According to the General Shareholders’ Meeting of Cumbra Peru S.A., on December 16, 2021, the capital increase by capitalization of credits owned by the Company for S/323 million was approved.

Summarized financial information of subsidiaries with material non-controlling interests

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Corporation:

As of December 31, summarized statement of financial position

	Viva Negocio Inmobiliario S.A. and subsidiaries		Cumbra Peru S.A. and subsidiaries		Red Vial 5 S.A.		Tren Urbano de Lima S.A.
	2020	2021	2020	2021	2020	2021	2020	2021
Current:
Assets	541,703	493,385	1,265,612	1,371,524	72,462	104,292	367,610	344,769
Liabilities	(249,816)	(211,581)	(1,642,914)	(1,600,583)	(45,185)	(82,915)	(85,616)	(106,467)
Current net assets (liabilities)	291,887	281,804	(377,302)	(229,059)	27,277	21,377	281,994	238,302

Non-current:
Assets	120,223	111,528	1,050,747	909,297	403,280	368,258	635,836	669,898
Liabilities	(34,378)	(29,742)	(397,880)	(181,716)	(254,979)	(221,274)	(680,905)	(741,202)
Non-current net assets (liabilities)	85,845	81,786	652,867	727,581	148,301	146,984	(45,069)	(71,304)
Net assets	377,732	363,590	275,565	498,522	175,578	168,361	236,925	166,998

For the years ended December 31, Summarized income statement

	Viva Negocio Inmobiliario S.A. and subsidiaries		Cumbra Peru S.A. and subsidiaries		Red Vial 5 S.A.		Tren Urbano de Lima S.A.
	2020	2021	2020	2021	2020	2021	2020	2021

Revenue	182,439	239,391	1,816,358	2,273,151	134,149	197,137	345,258	348,915

Profit (loss) before income tax	17,816	19,604	(76,669)	(88,726)	(2,029)	40,473	87,522	61,485
Income tax	(2,854)	(6,644)	(1,753)	(6,221)	1,405	(6,690)	(26,681)	(19,382)
Profit (loss) for the year	14,962	12,960	(78,422)	(94,947)	(624)	33,783	60,841	42,103
Other comprehensive income	-	-	7,368	-	-	-	-	-
Total comprehensive income for the year	14,962	12,960	(71,054)	(94,947)	(624)	33,783	60,841	42,103

For the years ended December 31, summary statement of cash flows

	Viva Negocio Inmobiliario S.A. and subsidiaries		Cumbra Peru S.A. and subsidiaries		Red Vial 5 S.A.		Tren Urbano de Lima S.A.
	For the year ended		For the year ended		For the year ended		For the year ended
	2020	2021	2020	2021	2020	2021	2020	2021

Net cash provided from operating activities	84,770	94,017	1,400	(79,810)	37,473	93,515	52,055	41,725
Net cash (applied to) provided from investing activities	(473)	1,114	(8,835)	(28,592)	(12)	-	812	162
Net cash (applied to) provided from financing activities	(71,484)	(58,834)	26,550	21,300	(39,667)	(69,914)	(145,788)	(67,255)
(Decrease) increase in cash and cash equivalents, net	12,813	36,297	19,115	(87,102)	(2,206)	23,601	(92,921)	(25,368)
Cash and cash equivalents at the beginning of the year	60,718	73,531	336,467	355,582	66,286	64,080	300,896	207,975
Cash and cash equivalents at the end of the year	73,531	109,828	355,582	268,480	64,080	87,681	207,975	182,607

The information above is the amount before inter-company eliminations.

b)	Public services concessions

The Corporation has public service concessions. When applicable, the income attributable to the construction or restoration of infrastructure has been accounted for by applying the models described in Note 2.5 (financial asset model, intangible asset and bifurcated model).

In all the Corporation’s concessions, the infrastructure returns to the Grantor at the end of the Contract.

The concessions held by the Corporation are as follows as of December 31, 2021:

Name of Concessionary	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model

Carretera Andina del Sur S.A.	This company operates and maintains a 750 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road. The road has five toll stations and three weigh stations.	US$99 million	Transaction secured by the Peruvian Government involving from annual payments for the maintenance and operation of the road, which is in charge of the Peruvian Ministry of Transport and Communications (MTC).	100.00%	2032	Financial asset

Carretera Sierra Piura S.A.C.	This company operates and periodically maintains a 78 km road which connects the towns of Buenos Aires and Canchaque, in Peru. The road has one toll station.	US$31 million	Transaction secured by the Peruvian Government regardless the traffic volume. Revenue is secured by an annual minimum amount of US$0.3 million.	100.00%	2025	Financial asset

Concesionaria La Chira S.A.	Designing, financing, constructing, operating and maintaining project called “Planta de Tratamiento de Aguas Residuales y Emisario Submarino La Chira”. The Project will treat approximately 25% of wastewaters in Lima.	S/250 million	Transaction secured by the Peruvian Government consisting of monthly and quarterly payments settled by Sedapal´s collection trust.	50.00%	2036	Financial asset

Tren Urbano de Lima S.A.	Concession for the operation of Line 1 of Lima Metro, Peru’s only urban railway system in Lima city, which includes (i) operation and maintenance of the existing trains (24 initial investment trains and 20 additional trains), (ii) operation and maintenance of the railway system (railway and infrastructure).	S/642 million	Transaction secured by the Peruvian Government involving a quarterly payment received from MTC based on km travelled per train.	75.00%	2041	Financial asset

Name of Concessionary	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model

Red Vial 5 S.A.	The Company operates and maintains the highway that connects Lima to the northwest of Peru. This 183 km road known as Red Vial 5 runs from the cities of Ancon to Pativilca and has three toll stations.	US$187 million	Collected from users (self-financed concession; revenue is derived from collection of tolls).	67.00%	2028	Intangible

Concesionaria Vía Expresa Sur S.A.	The Company obtained the concession for designing, financing, building, operating and aintaining the infrastructure associated with the Via Expresa Sur Project. This project involves the second stage expansion of the Via Expresa — Paseo de la Republica, between Av. Republica de Panama and and Panamericana highway.	US$197 million	The contract gives the right of collection from users; however the Peruvian Government shall pay the difference when the operating revenue obtained is below US$18 million during the first two years and US$19.7 million from the third year to the fifteenth year of the effective period of the financing, with a ceiling of US$10 million. In June 2017, the contract was suspended temporarily and has been extended until February 2022. To date, the term of the Concession remains suspended by agreement between the parties pending agreement on the terms and conditions to approve the Early Termination of the Concession Contract by Mutual Agreement as provided in Clause 16.3 of the aforementioned Contract.	100.00%	2053	Financial asset

c)	Main joint operations

As of December 31, 2019, 2020 and 2021, the Corporation participates in 51, 52 and 49 joint operations with third parties, respectively. The table below lists the Corporation’s major Joint Operations.

	Percentage of interest
Joint operations	2019	2020	2021

AENZA S.A.A.
- Concesionaria La Chira S.A.	50%	50%	50%

Cumbra Peru S.A.
- Consorcio CDEM	85%	-	-
- Consorcio Huacho Pativilca	67%	67%	67%
- Consorcio GyM – CONCIVILES	67%	67%	67%
- Consorcio Chicama - Ascope	50%	50%	50%
- Consorcio Constructor Alto Cayma	50%	50%	50%
- Consorcio GyM Sade Skanska	50%	-	-
- Consorcio Menegua	50%	-	-
- Consorcio Ermitaño	50%	50%	50%
- Consorcio GyM-Stracon	50%	50%	50%
- Consorcio GyM-OSSA	50%	-	-
- Consorcio HV GyM	50%	50%	50%
- Consorcio La Chira	50%	50%	50%
- Consorcio Lima Actividades Comerciales Sur	50%	50%	50%
- Consorcio Lima Actividades Sur	50%	50%	50%
- Consorcio Rio Urubamba	50%	50%	50%
- Consorcio Rio Mantaro	50%	-	-
- Consorcio TNT Vial y Vives - DSD Chile LTDA	50%	-	-
- Constructora Incolur DSD Limitada	50%	-	-
- Consorcio Alto Cayma	49%	49%	49%
- Consorcio Energia y Vapor	50%	-	-
- Consorcio La Gloria	49%	49%	49%
- Consorcio Norte Pachacutec	49%	49%	49%
- Consorcio Italo Peruano	48%	48%	48%
- Consorcio Vial Quinua	46%	46%	46%
- Consorcio Constructor Ductos del Sur	29%	29%	29%
- Consorcio Constructor Chavimochic	27%	27%	27%
- Consorcio Inti Punku	-	49%	49%
- Consorcio Pasco	1%	1%	1%

Unna Energia S.A.
- Consorcio Terminales	50%	50%	50%
- Terminales del Peru	50%	50%	50%

	Percentage of interest
Joint operations	2019	2020	2021

Unna Transporte S.A.C.
- Consorcio Ancon-Pativilca	67%	67%	-
- Consorcio Peruano de Conservacion	50%	50%	50%
- Consorcio Manperan	67%	67%	67%
- Consorcio Vial Sierra	50%	50%	50%
- Consorcio Vial Ayahuaylas	99%	99%	99%
- Consorcio Vial ICAPAL	10%	10%	-
- Consorcio Vial Sullana	99%	99%	99%
- Consorcio Vial del Sur	99%	99%	99%
- Consorcio Obras Viales	99%	99%	99%

Cumbra Ingenieria S.A.
- Consorcio Vial la Concordia	88%	88%	88%
- Consorcio GMI- Haskoningdhv	70%	70%	70%
- Consorcio Supervisor Ilo	55%	55%	55%
- Consorcio Poyry-GMI	40%	40%	40%
- Consorcio Internacional Supervision Valle Sagrado	33%	33%	33%
- Consorcio Ecotec - GMI - PIM	30%	30%	30%
- Consorcio Ribereño Chinchaycamac	40%	40%	40%
- Consorcio Supervisor GRH	-	64%	83%
- Consorcio Ecotec - GMI	-	20%	20%

All the joint agreements listed above are operated in Peru, Chile and Colombia.

The main activities of the joint operations correspond to:

Joint Operations in	Economic activity

AENZA S.A.A.	Construction, operation and maintenance of La Chira wastewater treatment plant in the south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

Cumbra Peru S.A.	These joint operations were created exclusively to development of construction contracts.

Unna Energia S.A.	Consorcio Terminales and Terminales del Peru provide services for receiving, storing, shipping and transporting liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

Unna Transporte S.A.C.	Rehabilitation service, routine and periodic maintenance of the road, and road conservation and preservation services.

Cumbra Ingenieria S.A.	Engineering consulting services in, study and project execution, project management and contract supervision.

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

The Corporation’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, (iv) real estate and (v) parent company operations.

As set forth under IFRS 8, reportable segments based on the level of revenue is: ‘engineering and construction’ and ‘infraestructure’. However, the Corporation has voluntarily decided to report in all its operating segments.

Income derived from operations abroad (Chile and Colombia) represent 17.5% of the Corporation’s total income in 2021 (21.2% in 2020 includes Chile, Colombia and Mexico).

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements. Sales of goods are related to real estate segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated in a few customers. There is no external customer that represents 10% or more of the Corporation’s revenue.

The principal activities of the Corporation in each operating segment are as follows:

a)	Engineering and construction: This segment includes from traditional engineering services such as structural, civil and design engineering, and architectural planning to advanced specialties including process design, simulation, and environmental services at three divisions; i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electro-mechanic construction, such as concentrator plants, oil, and natural gas pipelines, and transmission lines; iii) building construction, such as office buildings, residential buildings, hotels, affordable housing projects, shopping centers, and industrial facilities.

b)	Energy: Includes the activities of exploration, exploitation, production, treatment and sale of oil, separation and sale of natural gas and its derivatives, as well as the construction and assembly of oil facilities or those linked to the oil and gas industry, as well as the storage and dispatch of fuel and petroleum derivatives.

c)	Infrastructure: The Corporation has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a wastewater treatment plant in Lima, four producing oil fields, a gas processing plant and operation and maintenance services for infrastructure assets.

d)	Real Estate: The Corporation develops and sells homes targeted to low and middle-income population sectors which are experiencing a significant increase in disposable income, as well as office and commercial space to lease.

e)	Parent Company Operations: Corresponds to services provided to related entities of the Corporation such as strategic and functional advisory services and operational leasing of offices.

The Executive Committee uses adjusted earnings before interest, tax, depreciation, and amortization (EBITDA) to assess the performance of operating segments. In the years 2019, 2020 and 2021, additional provisions have been considered for some of the Corporation´s asses, such as impairment of investments, impairment of account receivables, impairment of goodwill, provision for civil repair and legal claims.

EBITDA is reconciled to operating income (loss) before income taxes as follows:

	2019	2020	2021
Net loss	(838,642)	(190,344)	(117,088)
Financial income and expenses	178,787	117,523	272,527
Income tax	303,371	58,444	38,738
Depreciation and amortization	219,817	197,125	205,307
Initial EBITDA	(136,667)	182,748	399,484

Extraordinary adjustments to EBITDA
Impairment of investments	261,924	-	-
Impairment of accounts receivables	332,862	102,148	19,967
Impairment of goodwill	33,089	-	-
Provisions: civil compensation and legal claims	127,147	89,084	30,457
Provisions for labor claims	-	7,434	-
Put option on Morelco acquisition	-	-	(70,322)
Impairment recovery	(40,094)	-	-
Adjusted EBITDA	578,261	381,414	379,586

EBITDA for each segment is as follows:

	2019	2020	2021
Engineering and construction	51,147	55,766	29,318
Energy	180,759	109,443	173,664
Infrastructure	222,795	180,892	197,066
Real estate	56,821	32,555	36,912
Parent company operations	(417,954)	(93,933)	(18,881)
Intercompany eliminations	484,693	96,691	(38,493)
EBITDA	578,261	381,414	379,586

Backlog refers to the expected future revenue undersigned contracts and legally binding letters of intent. The breakdown by operating segments as of December 31, 2021, and the dates in which they are estimated to be realized is shown in the following table:

		Annual Backlog (No audited)
	2021	2022	2023	2024+
Engineering and Construction	1,782,117	602,887	596,639	582,591
Infrastructure	3,627,643	2,224,785	1,183,758	219,100
Real estate	179,848	151,866	27,983	-
Intercompany eliminations	(453,660)	(148,826)	(151,204)	(153,630)
	5,135,948	2,830,712	1,657,176	648,061

The following table shows the Corporation’s financial statements by operating segments:

Operating segments financial position

Segment reporting

			Infrastructure
As of December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	382,850	60,165	117,893	207,975	7,408	73,531	50,346	-	900,168
Trade accounts receivables, net	410,286	37,614	25,014	111,602	565	38,043	64,390	-	687,514
Work in progress, net	186,433	-	-	-	-	-	-	-	186,433
Accounts receivable from related parties	107,495	35	31,868	2,624	30	1,342	102,103	(218,159)	27,338
Other accounts receivable	294,296	27,900	23,631	13,220	197	10,446	35,051	2	404,743
Inventories, net	58,653	36,016	8,496	31,861	-	418,341	360	(1,727)	552,000
Prepaid expenses	7,798	1,964	6,485	328	116	-	6,281	-	22,972
Total current assets	1,447,811	163,694	213,387	367,610	8,316	541,703	258,531	(219,884)	2,781,168

Long-term trade accounts receivable, net	11,663	-	15,740	632,214	-	2,181	27,495	-	689,293
Long-term accounts receivable from related parties	315,393	-	14,508	-	11,103	-	611,498	(332,431)	620,071
Prepaid expenses	-	981	19,009	2,048	736	-	-	(510)	22,264
Other long-term accounts receivable	134,719	70,694	531	-	7,346	54,237	60,696	-	328,223
Investments in associates and joint ventures	109,870	8,080	-	-	-	6,095	1,322,865	(1,411,394)	35,516
Investment property	1,467	-	-	-	-	24,606	44,521	(44,521)	26,073
Property, plant and equipment, net	169,091	166,382	9,186	794	146	9,592	16,718	33,560	405,469
Intangible assets, net	143,575	250,327	371,437	681	-	872	19,017	6,081	791,990
Right-of-use assets, net	8,179	9,872	4,626	99	-	3,936	51,401	(13,595)	64,518
Deferred income tax asset	174,269	4,717	5,037	-	779	18,704	53,536	5,123	262,165
Total non-current assets	1,068,226	511,053	440,074	635,836	20,110	120,223	2,207,747	(1,757,687)	3,245,582
Total assets	2,516,037	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,026,750

Liabilities.-
Borrowings	230,682	32,550	2,405	42	-	95,709	102,469	(10,973)	452,884
Bonds	4,546	-	32,819	21,081	-	-	-	-	58,446
Trade accounts payable	829,082	51,225	51,221	32,637	61	42,565	57,625	-	1,064,416
Accounts payable to related parties	185,104	1,083	17,738	21,531	-	19,074	15,708	(216,420)	43,818
Current income tax	26,922	1,351	1,638	3,606	166	-	811	-	34,494
Other accounts payable	513,505	12,905	35,997	6,719	766	91,976	40,252	4,596	706,716
Provisions	8,876	18,943	1,659	-	-	492	62,787	-	92,757
Total current liabilities	1,798,717	118,057	143,477	85,616	993	249,816	279,652	(222,797)	2,453,531

Borrowings	25,273	103,154	2,291	59	-	11,021	328,753	(25,115)	445,436
Long-term bonds	22,911	-	248,029	603,373	-	-	-	-	874,313
Long-term trade accounts payable	-	-	-	-	-	-	40,502	-	40,502
Other long-term accounts payable	140,605	-	11,623	231	2,762	23,357	4,654	-	183,232
Long-term accounts payable to related parties	104,432	-	836	36,297	24,207	-	186,886	(316,361)	36,297
Provisions	81,130	37,599	26,034	1,925	-	-	148,548	-	295,236
Deferred income tax liability	25,576	36,793	1,518	39,020	-	-	-	-	102,907
Total non-current liabilities	399,927	177,546	290,331	680,905	26,969	34,378	709,343	(341,476)	1,977,923
Total liabilities	2,198,644	295,603	433,808	766,521	27,962	284,194	988,995	(564,273)	4,431,454
Equity attributable to controlling interest in the Company	261,501	354,982	161,710	177,694	464	138,933	1,474,398	(1,302,076)	1,267,606
Non-controlling interest	55,892	24,162	57,943	59,231	-	238,799	2,885	(111,222)	327,690
Total liabilities and equity	2,516,037	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,026,750

Operating segments financial position

Segment reporting

			Infrastructure
As of December 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	303,925	121,873	114,100	182,607	7,499	109,828	117,346	-	957,178
Trade accounts receivables, net	366,299	67,662	38,418	106,856	1,003	9,958	84	-	590,280
Work in progress, net	309,063	-	-	-	-	-	-	-	309,063
Accounts receivable from related parties	95,390	121	48,012	4,309	-	3,166	52,644	(182,825)	20,817
Other accounts receivable	390,133	31,092	30,057	18,734	960	3,783	12,297	2	487,058
Inventories, net	48,192	35,489	7,662	31,949	13	366,650	-	(1,629)	488,326
Prepaid expenses	15,838	3,575	6,531	344	52	-	5,802	-	32,142
Total current assets	1,528,840	259,812	244,780	344,799	9,527	493,385	188,173	(184,452)	2,884,864

Long-term trade accounts receivable, net	851	-	15,654	666,801	-	-	-	-	683,306
Long-term accounts receivable from related parties	335,150	-	19,700	42	11,536	-	584,596	(307,127)	643,897
Prepaid expenses	-	981	20,558	1,894	684	-	-	(510)	23,607
Other long-term accounts receivable	10,448	86,815	-	-	7,346	57,243	39,508	-	201,360
Investments in associates and joint ventures	108,038	8,951	-	-	-	5,443	1,559,672	(1,650,931)	31,173
Investment property	-	-	-	-	-	22,416	42,558	(1,963)	63,011
Property, plant and equipment, net	142,228	153,456	7,056	749	181	6,845	1,653	(8,998)	303,170
Intangible assets, net	142,499	257,580	322,625	351	-	733	14,575	5,028	743,391
Right-of-use assets, net	3,825	3,890	5,308	61	17	1,888	40,789	(8,061)	47,717
Deferred income tax asset	179,319	4,717	21,304	-	644	16,960	47,038	5,094	275,076
Total non-current assets	922,358	516,390	412,205	669,898	20,408	111,528	2,330,389	(1,967,468)	3,015,708
Total assets	2,451,198	776,202	656,985	1,014,697	29,935	604,913	2,518,562	(2,151,920)	5,900,572

Liabilities.-
Borrowings	136,512	27,046	3,687	45	18	69,065	13,573	(8,606)	241,340
Bonds	4,896	-	36,637	24,496	-	-	3,809	-	69,838
Trade accounts payable	767,792	67,686	44,210	30,637	464	30,401	38,894	683	980,767
Accounts payable to related parties	130,848	1,079	47,340	42,185	19	19,155	13,623	(203,245)	51,004
Current income tax	59,407	15,748	17,920	-	347	1,058	478	-	94,958
Other accounts payable	560,920	23,116	38,198	9,104	791	91,342	31,510	-	754,981
Provisions	70,585	25,498	4,158	-	-	560	54,028	-	154,829
Total current liabilities	1,730,960	160,173	192,150	106,467	1,639	211,581	155,915	(211,168)	2,347,717

Borrowings	5,382	121,693	1,721	15	-	5,315	205,244	(810)	338,560
Long-term bonds	21,386	-	215,296	602,201	-	-	352,201	-	1,191,084
Other long-term accounts payable	54,026	-	8,163	219	2,862	24,427	2,672	-	92,369
Long-term accounts payable to related parties	25,957	-	1,006	88,213	24,671	-	197,844	(286,979)	50,712
Provisions	56,362	55,279	33,188	3,039	-	-	181,629	-	329,497
Deferred income tax liability	18,665	31,187	-	47,515	-	-	-	-	97,367
Total non-current liabilities	181,778	208,159	259,374	741,202	27,533	29,742	939,590	(287,789)	2,099,589
Total liabilities	1,912,738	368,332	451,524	847,669	29,172	241,323	1,095,505	(498,957)	4,447,306
Equity attributable to controlling interest in the Company	524,807	378,653	149,904	125,271	763	139,728	1,420,221	(1,539,531)	1,199,816
Non-controlling interest	13,653	29,217	55,557	41,757	-	223,862	2,836	(113,432)	253,450
Total liabilities and equity	2,451,198	776,202	656,985	1,014,697	29,935	604,913	2,518,562	(2,151,920)	5,900,572

Operating segment performance

Segment Reporting

			Infrastructure
For the year ended December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	2,797,326	552,584	633,301	397,853	3,555	264,401	87,476	(651,492)	4,085,004
Gross profit (loss)	98,362	108,291	96,164	119,464	500	70,787	(2,168)	(49,637)	441,763
Administrative expenses	(141,421)	(24,230)	(28,623)	(17,991)	(397)	(22,045)	(40,402)	61,201	(213,908)
Other income and expenses, net	9,937	606	(47,998)	(2,661)	12	20,020	(305,749)	(921)	(326,754)
Operating (loss) profit	(33,122)	84,667	19,543	98,812	115	68,762	(348,319)	10,643	(98,899)
Financial expenses	(74,171)	(13,266)	(27,297)	(10,948)	(12)	(42,320)	(101,914)	38,219	(231,709)
Financial income	5,644	2,033	2,245	33,214	826	3,829	73,832	(46,967)	74,656
Dividends	-	-	-	-	-	-	12,688	(12,688)	-
Share of profit or loss in associates and joint ventures	(3,558)	2,293	-	-	-	458	(711,962)	493,995	(218,774)
(loss)Profit before income tax	(105,207)	75,727	(5,509)	121,078	929	30,729	(1,075,675)	483,202	(474,726)
Income tax	(35,457)	(22,911)	(17,112)	(39,634)	(506)	(7,000)	(196,219)	(1,118)	(319,957)
(Loss) profit from continuing operations	(140,664)	52,816	(22,621)	81,444	423	23,729	(1,271,894)	482,084	(794,683)
(Loss) from discontinuing operations	-	-	-	-	-	-	(42,857)	(1,102)	(43,959)
(Loss) profit for the year	(140,664)	52,816	(22,621)	81,444	423	23,729	(1,314,751)	480,982	(838,642)

(Loss) profit from attributable to:
Owners of the Company	(137,109)	48,056	(28,270)	61,084	423	(4,995)	(1,304,676)	480,766	(884,721)
Non-controlling interest	(3,555)	4,760	5,649	20,360	-	28,724	(10,075)	216	46,079
	(140,664)	52,816	(22,621)	81,444	423	23,729	(1,314,751)	480,982	(838,642)

Operating segment performance

Segment Reporting

			Infrastructure
For the period ended December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	2,092,592	369,798	466,824	345,258	3,359	182,439	71,197	(385,062)	3,146,405
Gross profit (loss)	115,995	53,251	40,858	107,918	366	40,345	(2,344)	(46,137)	310,252
Administrative expenses	(102,985)	(16,119)	(16,584)	(12,738)	(289)	(16,462)	(23,647)	54,811	(134,013)
Other income and expenses, net	(43,573)	(4,185)	(79,576)	72	42	1,962	(55,984)	60	(181,182)
Operating (loss) profit	(30,563)	32,947	(55,302)	95,252	119	25,845	(81,975)	8,734	(4,943)
Financial expenses	(54,173)	(17,525)	(32,376)	(9,316)	(275)	(12,647)	(48,371)	28,328	(146,355)
Financial income	8,792	2,239	4,326	1,586	897	4,584	47,402	(30,510)	39,316
Dividends	-	-	-	-	-	-	7,222	(7,222)	-
Share of profit or loss in associates and joint ventures	-	2,391	-	-	-	34	(105,888)	104,233	770
(Loss) profit before income tax	(75,944)	20,052	(83,352)	87,522	741	17,816	(181,610)	103,563	(111,212)
Income tax	(3,614)	(7,500)	(13,477)	(26,681)	(277)	(2,854)	(7,768)	(37)	(62,208)
(Loss) profit from continuing operations	(79,558)	12,552	(96,829)	60,841	464	14,962	(189,378)	103,526	(173,420)
Loss from discontinuing operations	-	-	-	-	-	-	(16,919)	(5)	(16,924)
(Loss) profit for the year	(79,558)	12,552	(96,829)	60,841	464	14,962	(206,297)	103,521	(190,344)

(Loss) profit from attributable to:
Owners of the Company	(76,580)	9,176	(88,865)	45,631	464	1,391	(206,257)	97,169	(217,871)
Non-controlling interest	(2,978)	3,376	(7,964)	15,210	-	13,571	(40)	6,352	27,527
	(79,558)	12,552	(96,829)	60,841	464	14,962	(206,297)	103,521	(190,344)

Operating segment performance

Segment Reporting

			Infrastructure
For the Period ended December 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	2,559,071	541,859	515,382	348,915	3,650	239,391	67,202	(328,988)	3,946,482
Gross profit (loss)	121,058	110,078	81,964	81,993	1,322	42,025	3,372	(46,674)	395,138
Administrative expenses	(125,094)	(14,575)	(14,460)	(14,267)	(449)	(14,911)	(46,193)	50,336	(179,613)
Other income and expenses, net	40,301	(4,400)	(3,683)	1,537	4	1,337	(38,705)	(868)	(4,477)
Operating profit (loss)	36,265	91,103	63,821	69,263	877	28,451	(81,526)	2,794	211,048
Financial expenses	(121,712)	(14,705)	(29,442)	(8,298)	(124)	(11,947)	(118,676)	42,330	(262,574)
Financial income	1,870	1,034	2,544	520	510	2,269	40,740	(43,714)	5,773
Dividends	-	-	-	-	-	-	20,008	(20,008)	-
Share of profit or loss in associates and joint ventures	(1,794)	2,833	-	-	-	831	32,638	(35,369)	(861)
(Loss) profit before income tax	(85,371)	80,265	36,923	61,485	1,263	19,604	(106,816)	(53,967)	(46,614)
Income tax	(11,435)	(22,469)	(10,012)	(19,382)	(500)	(6,644)	26,808	(66)	(43,700)
(Loss) profit from continuing operations	(96,806)	57,796	26,911	42,103	763	12,960	(80,008)	(54,033)	(90,314)
Loss from discontinuing operations	-	-	-	-	-	-	(26,716)	(58)	(26,774)
(Loss) profit for the year	(96,806)	57,796	26,911	42,103	763	12,960	(106,724)	(54,091)	(117,088)

(Loss) profit from attributable to:
Owners of the Company	(93,600)	51,294	15,946	31,577	763	794	(106,677)	(53,307)	(153,210)
Non-controlling interest	(3,206)	6,502	10,965	10,526	-	12,166	(47)	(784)	36,122
	(96,806)	57,796	26,911	42,103	763	12,960	(106,724)	(54,091)	(117,088)

Segments by geographical area:

	2019	2020	2021
Revenues:
- Peru	3,499,074	2,477,435	3,255,214
- Chile	344,169	514,907	585,317
- Colombia	241,761	151,876	105,951
- Mexico	-	2,187	-
	4,085,004	3,146,405	3,946,482

Non-current assets:
- Peru	2,992,173	2,892,369	2,757,633
- Chile	235,803	245,727	159,309
- Colombia	123,758	107,486	98,766
	3,351,734	3,245,582	3,015,708

8	FINANCIAL INSTRUMENTS

8.1	Financial instruments by category

As of December 31, the classification of financial assets and liabilities by category is as follows:

	2020	2021
Financial assets according to the statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	900,168	957,178
- Trade accounts receivable and other accounts receivable (excluding non-financial assets)	1,092,763	974,196
- Financial assets related to concession agreements	775,677	814,293
- Accounts receivable from related parties	647,409	664,714
	3,416,017	3,410,381

Financial assets related to concession agreements are presented in the consolidated statement of financial position as the line items short-term trade accounts receivable and long-term trade accounts receivable.

	2020	2021
Financial liabilities according to the statement of financial position
Other financial liabilities at amortized cost:
- Other financial liabilities	773,203	509,557
- Finance leases	52,391	9,836
- Lease liability for right-of-use asset	72,726	60,507
- Bonds	932,759	1,260,922
- Trade and other accounts payable(excluding non-financial liabilities)	1,403,074	1,178,830
- Accounts payable to related parties	80,115	101,716
	3,314,268	3,121,368

Other financial liabilities:
- Other provisions	534,207	576,194

8.2	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed with reference to external risk ratings (if they exist) or based on historical information on the default rates of their counterparties.

As of December 31, the credit quality of financial assets is presented below:

	2020	2021
Cash and cash equivalents (*)
Banco de Credito del Peru S.A. (A+)	351,515	492,076
Citibank del Peru S.A. (A+)	128,100	110,232
Banco BBVA Peru S.A. (A+)	147,868	109,344
Scotiabank Peru S.A.A. (A+)	52,448	83,192
Banco Internacional del Peru S.A.A. (A+)	45,808	77,497
Banco Santander Chile (AAA)	17,174	32,835
Banco de la Nacion (A)	22,882	22,627
Banco de Bogota (BB+)	12,194	13,950
Banco Santander Perú S.A. (A+)	54,478	2,878
Banco Interamericano de Finanzas S.A. (A+)	277	2,114
Banco Pichincha S.A.A. (A)	2	2,045
Scotiabank Chile (A+)	2,114	1,566
Bancolombia S.A. (AAA)	8,516	937
Banco Santander de Negocios Colombia S.A. (AAA)	18,256	139
Banco de Credito e Inversiones Chile (AAA)	8,579	112
Alianza Fiduciaria S.A. (AA+)	21,247	51
Other	5,374	2,426
	896,832	954,020

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

The credit quality of customers is assessed in three categories (internal classification):

A:	New customers/related parties (less than six months),
B:	Existing customers/related parties (with more than six months of trade relationship) with no previous default history; and
C:	Existing customers/related parties (with more than six months of trade relationship) with previous default history.

	2020	2021
Trade accounts receivable (Note 10)
Counterparties with no external risk rating
A	40,034	28,156
B	1,218,497	1,234,437
C	118,276	10,993
	1,376,807	1,273,586
Receivable from related parties and joint operators (Note 12)
B	647,409	664,714

The total balance of trade accounts receivable and accounts receivable from related parties is subject to the terms and conditions of the respective contract, none of which has been renegotiated.

9	CASH AND CASH EQUIVALENTS

As of December 31, this account comprises:

	2020	2021
Cash on hand	996	936
Remittances in-transit	2,340	2,222
Bank accounts
Current accounts	161,227	142,029
Banco de la Nacion	20,862	19,847
Savings deposits and mutual funds	9,038	62
Time deposits (less than 3 months) (a)	95,265	205,302
	286,392	367,240
Escrow account (b)
Operational funds	298,435	261,001
Reserve funds	144,737	163,939
Consortium funds	122,088	78,589
Guarantee funds	45,180	83,251
	610,440	586,780
Total Cash and Cash equivalents	900,168	957,178

(a)	Time deposits have maturities less than 90 days and may be renewed upon maturity. These deposits earn interest that fluctuates between 0.26% and 1.75%.

	Financial	Interest
	entities	rate	2020	2021

AENZA S.A.A.	Banco de Credito del Peru S.A.	0.26%	6,500	100,583
Tren Urbano de Lima S.A.	Banco de Credito del Peru S.A.	1.70%	65,000	55,000
Unna Energia S.A.	Banco Internacional del Peru S.A.A.	0.35%	-	32,197
Unna Energia S.A.	Banco de Credito del Peru S.A.	0.30%	905	11,130
Concesionaria La Chira S.A.	Banco BBVA Peru S.A.	1.65%	6,250	4,000
Cumbra Ingenieria S.A.	Banco de Credito del Peru S.A.	1.75%	-	2,392
Red Vial 5 S.A.	Banco de Credito del Peru S.A.	0.25%	7,429	-
Carretera Andina del Sur S.A.C.	Banco de Credito del Peru S.A.	0.15%	4,800	-
Carretera Sierra Piura S.A.C.	Banco de Credito del Peru S.A.	0.25%	4,381	-
			95,265	205,302

(b)	The Corporation maintains trust accounts in local and foreign banks classified as: i) operating funds and consortium funds that are for the exclusive use of projects; and ii) reserve and guarantee funds that are intended to meet the payment of bonds issued and other obligations of the Corporation.

10	TRADE ACCOUNTS RECEIVABLES, NET

As of December 31, this account comprises:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Trade Receivables, net (a)	753,693	773,575	254,587	269,427	499,106	504,148
Unbilled receivables - Subsidiaries (b)	356,338	209,258	321,591	209,258	34,747	-
Unbilled receivables - Concessions (c)	266,776	290,753	111,336	111,595	155,440	179,158
	1,376,807	1,273,586	687,514	590,280	689,293	683,306

The fair value of current accounts receivable it is similar to its book value since its average collection period is less than 60 days. These accounts receivable do not accrue interest and do not have specific guarantees.

As of December 31, trade accounts receivable corresponds to:

	2020	2021
Tren Urbano de Lima S.A.	743,816	773,657
Cumbra Peru S.A.	378,784	323,455
Unna Energia S.A.	37,614	67,662
Cumbra Ingenieria S.A.	43,165	43,695
Red Vial 5 S.A.	15,572	22,458
Unna Transporte S.A.C.	9,458	14,439
Carretera Andina del Sur S.A.C.	10,631	12,686
Viva Negocio Inmobiliario S.A.	40,224	9,958
Carretera Sierra Piura S.A.C.	5,093	4,489
Concesionaria La Chira S.A.	565	1,003
Adexus S.A.	91,669	-
Others	216	84
	1,376,807	1,273,586

The maximum exposure to credit risk at the reporting date is the carrying amount of accounts receivable and work in progress, net (Note 11).

a)	The detail of the age of the commercial receivables net of impairment corresponds as follows:

	2020	2021
Current	718,220	683,921
Past due up to 30 days	5,737	41,222
Past due from 31 days up to 90 days	6,801	11,668
Past due from 91 days up to 120 days	2,279	15,814
Past due from 121 days up to 360 days	4,185	7,070
Past due over 360 days	16,471	13,880
	753,693	773,575

b)	The unbilled receivables of subsidiaries in the Engineering and Construction segment are documents related to the estimates of the degree of progress for services rendered that were not billed, and services pending billing for the other subsidiaries, as follows:

	2020	2021
Cumbra Peru S.A.	258,852	170,063
Cumbra Ingenieria S.A.	25,823	24,177
Unna Transporte S.A.C.	6,298	10,291
Unna Energia S.A.	1,512	4,718
Adexus S.A.	63,853	-
Others	-	9
	356,338	209,258

Below are the unbilled receivables of subsidiaries grouped by the main projects:

	2020	2021
Infrastructure
Operation and maintenance of roads	4,167	9,192
Others	2,131	1,099
	6,298	10,291

Energy	1,512	4,718

Engineering and Construction
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	84,014	50,148
Cumbra Peru S.A. - Talara Refinery	28,956	43,677
Vial y Vives - DSD S.A. - Engineering and Construction Works	43,159	40,714
Cumbra Peru S.A. - Gasoducto Piura Project	-	13,220
Cumbra Peru S.A. - Works and Consortiums	6,576	12,080
Morelco S.A.S. - Engineering and Construction Works	16,066	5,751
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	15,055	3,872
Cumbra Ingenieria S.A. - Mina Justa Project	1,743	446
Cumbra Peru S.A. - Civil Works, Assembly and Electromechanics - Acero Arequipa	1,357	-
Others	87,749	24,332
	284,675	194,240

Parent Company Operation	63,853	9
	356,338	209,258

c)	The unbilled receivables of Concessions corresponds to future collections for public services granted according to the financial model (Note 2.5), as follows:

	2020	2021
Tren Urbano de Lima S.A.	235,763	256,526
Carretera Andina del Sur S.A.C.	10,611	12,667
Red Vial 5 S.A.	15,436	16,451
Carretera Sierra Piura S.A.C.	4,401	4,489
Concesionaria La Chira S.A.	565	620
	266,776	290,753

The long-term unbilled receivables from Tren Urbano de Lima S.A. to the Peruvian State, which is measured at its cost amortized, accrued interest at a rate of 7.7% rate used in a financial instrument of similar characteristics (similar term, currency and counterparty risk).

The fair value and carrying amount for this concept are detailed below:

	Carrying amount		Fair value
	2020	2021	2020	2021
Tren Urbano de Lima S.A.	590,092	605,775	783,643	624,137

d)	The movement of impairment in trade accounts receivable is as follows:

	2019	2020	2021
Balance at January, 1	(7,633)	(8,422)	(56,630)
Impairment, net (Note 26.iii)	(955)	(19,772)	(1,061)
Impairment, net (Note 28.b)	-	(33,874)	84
Write-off (*)	12	5,653	8,340
Exchange difference	37	(212)	(336)
Translation adjustments	117	(3)	(1)
Balance at December, 31	(8,422)	(56,630)	(49,604)

(*) In 2021, corresponds mainly to the write-offs generated in Cumbra Peru for S/4.2 million, Tren Urbano de Lima S.A. for S/3.5 million, and others for S/0.6 million (in 2020, Cumbra Peru for S/5.7 million).

11	WORK IN PROGRESS, NET

As of December 31, this account comprises:

	2020	2021

Cumbra Peru S.A.	170,965	304,940
Cumbra Ingenieria S.A.	15,468	4,123
	186,433	309,063

The work in progress costs include all expenses incurred by the Corporation under construction contracts currently in force. The Corporation estimates that all the costs incurred will be billed and collected.

Below is the work in progress grouped by the main projects:

	2020	2021

Vial y Vives - DSD S.A. - Modernization and expansion of Arauco Plant	24,224	139,025
Vial y Vives - DSD S.A. - Quebrada Blanca Project	73,337	64,777
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	68,701	82,253
Cumbra Peru S.A. - Jorge Chavez Airport	-	16,602
Cumbra Peru S.A. - Talara Refinery	15,468	-
Others	4,703	6,406
	186,433	309,063

12	TRANSACTIONS WITH RELATED PARTIES AND JOINT OPERATORS

a)	Transactions with related parties

The main transactions between the Company and its related parties are summarized as follows:

	2019	2020	2021
Revenue from sales of goods and services:
- Joint operations	44,130	15,903	22,374
- Associates	108	5	-
	44,238	15,908	22,374
Purchase of goods and services:
- Joint operations	1,765	-	-
- Associates	-	1,225	4,478
	1,765	1,225	4,478

Transactions between related parties are made based on current price lists and the terms and conditions are the same as those agreed with third parties.

b)	Key Management compensation

Key management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management. Compensation paid or payable to key management in 2021 amounted to S/23.3 million (S/22.7 million in 2020 and S/28 million in 2019) and only includes short-term benefits.

c)	Balances at the end of the year were:

	As of December 31,		As of December 31,
	2020		2021
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,357	-	9,792	-
Consorcio Inti Punku	-	6,556	1,865	1,733
Consorcio GyM Conciviles	1,341	1,472	1,479	1,074
Consorcio Italo Peruano	1,520	217	1,394	106
Consorcio Manperan	1,057	656	1,389	4,968
Consorcio Ermitaño	890	474	1,028	515
Consorcio Peruano de Conservacion	3,156	-	654	2,392
Consorcio Norte Pachacutec	1,077	1,192	125	282
Terminales del Peru	501	161	92	399
Consorcio Constructor Chavimochic	-	6,208	-	9,301
Consorcio Rio Mantaro	-	7,655	-	7,043
Consorcio Vial Quinua	-	2,051	-	1,947
Consorcio Chicama Ascope	2,922	-	-	-
Consorcio CDEM	1,111	-	-	1,545
Consorcio GyM-Stracon	-	644	-	143
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	1,015	-	633
Others	2,446	1,701	288	1,803
	25,378	30,002	18,106	33,884

Other related parties
Ferrovias S.A.	-	11,139	-	15,513
Peru Piping Spools S.A.C.	1,960	2,677	2,711	1,607
	1,960	13,816	2,711	17,120
Current portion	27,338	43,818	20,817	51,004

Non-current portion
Gasoducto Sur Peruano S.A.	620,071	-	643,897	-
Ferrovias S.A.	-	12,862	-	14,690
Ferrovias Participaciones S.A.	-	23,435	-	36,022
Non-current	620,071	36,297	643,897	50,712

Accounts receivable and payable are mainly of current maturity and have no specific guarantees; except for accounts receivable from GSP and Ferrovias Participations S.A. These balances do not generate interest considering their maturity in the short term.

The non-current balance corresponds to the obligations arising from the early termination of the GSP project (Note 15 a-i). As of December 31, 2021, the book value of the non-current account receivable registered by the Company, for S/400 million, was recorded using the discounted cash flow method, at a rate of 2.73% (1.6% in 2020) that originated a value of discount of S/77 million equivalent to US$20 million (S/364 million and S/43 million equivalent to US$12 million, as of December 31, 2020, respectively). Additionally, as a result of the early termination of the GSP, and related facts, the subsidiary Cumbra Peru S.A. it has balances from the Consorcio Constructor Ductos del Sur (CCDS) to those who had previously deteriorated in 2016, it was integrated in the consolidation under the proportional participation method. As of December 31, 2021, the value of accounts receivable from CCDS corresponds mainly to collection rights to GSP for S/321 million, which includes S/289 million receivables from CCDS and S/32 million for lost profits (as of December 31, 2020, S/299 million which includes S/267 million and S/32 million, respectively).

Transactions with non-controlling interests are disclosed in Note 35.

13	OTHER ACCOUNTS RECEIVABLE

As of December 31, this account comprises:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Advances to suppliers (a)	76,200	33,769	76,200	33,769	-	-
Income tax on-account payments (b)	48,052	44,072	48,052	44,072	-	-
VAT credit (c)	54,076	47,295	43,498	38,924	10,578	8,371
Guarantee deposits (d)	204,474	199,132	143,156	185,334	61,318	13,798
Claims to third parties (e)	196,744	215,943	92,927	186,065	103,817	29,878
Petroleos del Peru S.A.- Petroperu S.A. (f)	87,826	106,077	17,132	19,262	70,694	86,815
ITAN and other tax receivable	63,003	48,378	30,468	17,302	32,535	31,076
Restricted funds (g)	29,121	7,346	2,092	-	27,029	7,346
Rental and sale of equipment - Cumbra Peru S.A. projects	29,149	32,827	29,149	32,827	-	-
Accounts receivable from personneel	10,957	16,963	10,957	16,963	-	-
Consorcio Panorama (h)	25,026	27,193	-	-	25,026	27,193
Other minors	10,388	38,993	9,738	38,854	650	139
	835,016	817,987	503,369	613,371	331,647	204,616
Impairment (i)	(102,050)	(129,569)	(98,626)	(126,313)	(3,424)	(3,256)
	732,966	688,418	404,743	487,058	328,223	201,360

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The other non-current accounts receivable correspond mainly to the account claims to third parties and have maturities between 2 and 5 years.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of other accounts receivable mentioned. The Corporation does not request guarantees.

Below is a description and composition of the main accounts receivable:

(a) Advance to suppliers - corresponds mainly to the following:

	2020	2021

Advances - joint operations vendors	36,803	12,547
Alstom Transporte - Linea 1	5,786	3,691
Advances - Talara Refinery	6,951	2,404
Others	26,660	15,127
	76,200	33,769

(b) Income tax pre-payments, consist of income tax payments and credits in the following subsidiaries:

	2020	2021
Cumbra Peru S.A.	35,599	25,539
Tren Urbano de Lima S.A.	-	9,990
Cumbra Ingenieria S.A.	3,532	4,331
AENZA S.A.A.	1,348	1,129
Unna Energia S.A.	1,883	932
Unna Transporte S.A.C.	3,340	844
Qualys S.A.	559	502
Carretera Andina del Sur S.A.C.	141	370
Viva Negocio Inmobiliario S.A.	1,351	47
Others	299	388
	48,052	44,072

(c) Tax credit related to VAT on the following subsidiaries:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021
Cumbra Peru S.A.	12,868	12,737	12,868	12,737	-	-
Via Expresa Sur S.A. (*)	6,222	6,256	6,222	6,256	-	-
Viva Negocio Inmobiliario S.A.	8,111	6,110	953	514	7,158	5,596
Unna Transporte S.A.C.	1,527	5,333	1,527	5,333	-	-
Tren Urbano de Lima S.A.	3,335	4,266	3,335	4,266	-	-
AENZA S.A.A.	648	3,715	648	3,715	-	-
Cumbra Ingenieria S.A.	13,754	1,947	13,754	1,947	-	-
Unna Energia S.A.	678	1,911	678	1,911	-	-
Carretera Andina del Sur S.A.C.	2,631	1,475	2,631	1,475	-	-
Others	4,302	3,545	882	770	3,420	2,775
	54,076	47,295	43,498	38,924	10,578	8,371

(*)	This item includes the tax credit of the concessionaire Via Expresa Sur S.A for S/6.2 million which has been impaired as of December 31, 2020 (i).

Management considers that VAT credit will be recovered in the regular course of future operations of subsidiaries.

(d) Guarantee deposits

Corresponds to funds held by customers for construction contracts mainly from the subsidiary Cumbra Peru S.A. These deposits are retained by customers to ensure the subsidiary’s compliance with its obligations under the contracts. The amounts retained will be recovered once the work is completed.

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021
Vial y Vives - DSD S.A. - Minera Teck	64,175	79,126	64,175	79,126	-	-
Talara Refinery	58,831	59,651	812	49,222	58,019	10,429
Concentrator Plant and tunnel of Quellaveco	23,699	12,133	23,699	12,133	-	-
Morelco S.A.S. - Engineering and Construction Works	14,108	6,617	14,108	6,617	-	-
Joint operations retention	16,825	3,245	16,825	3,245	-	-
Others	26,836	38,360	23,537	34,991	3,299	3,369
	204,474	199,132	143,156	185,334	61,318	13,798

(e) Third-party claims – corresponds mainly to:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021
Tecnicas Reunidas - Talara (e.1)	53,635	63,809	-	63,809	53,635	-
Municipalidad Metropolitana de Lima (e.2)	49,625	49,632	49,625	49,632	-	-
Ministerio de Vivienda and Fondo Mi Vivienda	21,816	23,953	-	-	21,816	23,953
Accounts receivable from joint venture	45,040	59,917	22,505	59,917	22,535	-
Others	26,628	18,632	20,797	12,707	5,831	5,925
	196,744	215,943	92,927	186,065	103,817	29,878

(e.1) Tecnicas Reunidas - Talara

Cumbra Peru S.A. filed a lawsuit case against Tecnicas Reunidas for approximately US$78 million as indemnification for damages as a consequence of several contractual breaches. Tecnicas Reunidas has filed a counterclaim for approximately US$ 81 million alleging that Cumbra Peru S.A. has breached the subcontract entered between the two companies. On December 28, 2020, Tecnicas Reunidas enforced two letters of guarantee issued by Banco Santander, for US$16 million for Performance and the second letter for advance payment for US$7.7 million, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph. As of December 31, 2021, the balance of this item at nominal value amounts to US$17.3 million equivalent to S/68.6 million (at present value the balance amounts to US$14.8 million equivalent to S/63.8 million).

(e.2) Account receivable – Concession Via Expresa Sur S.A.

Includes account recivable of the Municipalidad Metropolitana de Lima related to concession agreements for S/49.6 million, which is fully impaired.

(f) Other accounts receivable from Petroperu S.A.

It corresponds to accounts receivable to Petroperu S.A., for the additional investments of the Terminales del Peru Consortium of the subsidiary Unna Energia S.A.

(g) Restricted funds

As of December 31, 2021, includes restricted funds for bank certificates under guarantee, S/7.3 million corresponds to the reserve account of the Concesionaria La Chira S.A. (S/19.1 million of AENZA S.A.A., S/0.9 million of the subsidiary Viva Negocio Inmobiliario S.A., S/7.3 million of the Concesionaria La Chira S.A. and other subsidiaries for S/1.8 million as of December 31, 2020, respectively).

(h) Consorcio Panorama

Corresponds to the settlement agreement of the Consorcio Panorama signed by Viva Negocio Inmobiliario S.A. and Inversiones Maje S.A.C. on December 14, 2018. This balance includes the return of contributions and the profit earned, based on future sales of the properties held in the project.

(i) Impairment

The movement in impairment of other receivables during 2019, 2020 and 2021 was as follows:

	Total	Tax credit	Guaranties Retention	Claims to third parties
At January 1, 2019	(25,567)	-	-	(25,567)
Impairment of Sucursal Colombia (Note 26.iii)	(3,283)	-	-	(3,283)
Impairment of Unna Transporte S.A.C. (Note 26.iii)	(1,457)	-	-	(1,457)
Impairment of Cumbra Peru S.A. (Note 26.iii)	(937)	-	-	(937)
Impairment of other minors (Note 26.iii)	(27)	-	-	(27)
Reversal of impairment	32	-	-	32
Exchange difference	387	-	-	387
Translations adjustments	154	-	165	(11)
At December 31, 2019	(30,698)	-	165	(30,863)

At January 1, 2020	(30,698)	-	165	(30,863)
Impairment of Unna Transporte S.A.C. (Note 26.iii)	(11,431)	-	-	(11,431)
Impairment of Cumbra Peru S.A. (Note 26.iii)	(828)	-	-	(828)
Impairment of other minors (Note 26.iii)	(59)	-	-	(59)
Impairment of Cam Holding S.P.A. (Note 28.c)	(12,511)	-	(12,511)	-
Impairment of Concesionaria Via Expresa Sur S.A. (Note 28.b)	(55,847)	(6,222)	-	(49,625)
Impairment of other minors (Note 28.b)	(513)	-	-	(513)
Write-off	12,205	-	12,530	(325)
Exchange difference	(2,188)	-	-	(2,188)
Translations adjustments	(180)	-	(184)	4
At December 31, 2020	(102,050)	(6,222)	-	(95,828)

At January 1, 2021	(102,050)	(6,222)	-	(95,828)
Impairment of Unna Transporte S.A.C. (Note 26.iii)	(227)	-	-	(227)
Impairment of Cumbra Peru S.A. (Note 26.iii)	(964)	-	-	(964)
Impairment of other minors (Note 26.iii)	(114)	-	-	(114)
Impairment of AENZA S.A.A. (Note 28.c)	(19,967)	-	-	(19,967)
Impairment of other minors	(34)	-	-	(34)
Reversal of impairment (Note 26.iii)	128	-	-	128
Write-off	986	-	-	986
Exchange difference	(2,400)	-	-	(2,400)
Translations adjustments	(4,927)	-	-	(4,927)
At December 31, 2021	(129,569)	(6,222)	-	(123,347)

14	INVENTORIES

As of December 31, this account comprises:

	2020	2021
Land	176,927	175,087
Work in progress - Real estate	164,514	117,341
Finished properties	78,048	75,085
Construction materials	58,621	49,403
Merchandise and supplies	80,142	80,051
	558,252	496,967
Impairment of inventories	(6,252)	(8,641)
	552,000	488,326

Land

Land includes properties for the development of the following projects of the subsidiary Viva Negocio Inmobiliario S.A. As of December 31, 2021, the land impairment provision equals S/1.2 million (S/1.2 million in 2020):

	2020	2021
Lurin (a)	81,493	84,648
San Isidro (b)	51,626	51,850
Nuevo Chimbote (c)	17,616	18,624
Barranco (d)	14,432	14,640
Piura (e)	11,760	5,325
	176,927	175,087

(a)	Plot of land of 107 hectares that corresponds to Inmobiliaria Almonte S.A.C. and a land 210 hectares that corresponds to Inmobiliaria Almonte 2 S.A.C., both lands located in the district of Lurin, province of Lima, destined for the purposes of industrial development and public housing.

(b)	Land located on David Samanez Ocampo street N°140 in San Isidro district where a 15-story building with 24 apartments and 124 parking lots will be built.

(c)	Land located in Chimbote of 11.5 hectares for the development of a real estate social housing project.

(d)	Land located in Paul Harris St. N°332 and N°336 in Barranco district, for the development of a residential building project.

(e)	Land located in the district of Veintiseis de Octubre, province of Piura with an area of 10,000 m2 for the development of Los Parques de Piura IV project.

Real estate - work in progress

As of December 31, real state work in progress comprises the following projects:

	2020	2021
Los Parques de Comas	66,114	63,213
Los Parques del Callao	26,613	27,235
Los Parques del Mar	44,683	20,044
Los Parques de Carabayllo III	10,266	-
Los Parques de Piura	9,514	-
Inmobiliaria Pezet 417 S.A.C.	4,459	-
Others	2,865	6,849
	164,514	117,341

During 2021, the Corporation has capitalized financing costs of these construction projects (Note 2.21) amounting to S/1 million at annual interest rates between 7% and 11% (S/3.8 million in 2020 at interest rates between 7% and 11%).

Finished properties

As of December 31, the balance of finished properties consists of the following investment properties:

	2020	2021
Los Parques de Comas	32,098	27,185
Los Parques de Carabayllo III	8,518	14,757
Los Parques del Mar	-	13,885
Huancayo	13,033	7,918
Strip Callao	6,286	6,286
Los Parques de Callao	14,479	2,441
Los Parques de Piura	1,034	430
El Nuevo Rancho	1,284	-
Others	1,316	2,183
	78,048	75,085

As of December 31, 2021, the balance of finished properties is net of an impairment of S/3.7 million (S/3.8 million as of December 31, 2020).

Construction materials

As of December 31, 2021, the construction materials correspond mainly to projects of the subsidiary Cumbra Peru S.A. for S/47 million (Cumbra Peru S.A. for S/53.1 million as of December 31, 2020).

15	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of December 31, this account comprises:

	2020	2021
Associates	27,246	22,047
Joint ventures	8,270	9,126
	35,516	31,173

The amounts recognized in the income statement as the value of the equity interest are as follows:

	2019	2020	2021
Associates	(220,993)	(1,635)	(3,693)
Joint ventures	2,219	2,405	2,832
	(218,774)	770	(861)

a)	Investment in associates

Set out in the table below are the associates of the Corporation as of December 31, 2020 and 2021. The associates listed below have share capital solely consisting of common shares, which are held directly by the Corporation. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2020	2021	2020	2021
		%	%
Gasoducto del Peru S.A. ( * )	Common	-	-	-	-
Concesionaria Chavimochic S.A.C.	Common	26.50	26.50	18,058	16,295
Obratres S.A.C.	Common	37.50	37.50	3,812	3,400
Inversiones Maje S.A.C.	Common	9.59	9.59	2,283	2,043
Peru Piping Spools S.A.C.	Common	33.33	33.33	2,760	-
Otros	Common			333	309
				27,246	22,047

(*) Mainly corresponds to a write-off of the investment in Gasoducto Sur Peruano S.A. as a whole.

The movement of the investments in associates is as follows:

	2019	2020	2021
Opening balance	250,282	28,875	27,246
Dividends received	-	-	(1,483)
Equity interest in results	(220,993)	(1,635)	(3,693)
Impairment of investment	(374)	(38)	-
Conversion adjustment	(40)	44	(23)
Final balance	28,875	27,246	22,047

The most significant associates are described as follows:

i)	Gasoducto Sur Peruano S.A.

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

Early termination of the Concession Agreement

On January 24, 2017 the Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Contract under its clause 6.7 based on GSP’s failure to provide evidence of the project’s financial closing within the contractual deadline and proceeded to the immediate enforcement of the performance guarantee. This situation generated the enforcement of the guarantees provided by the Corporation for US$52.5 million and US$129 million to secure GSP’s obligation with its lenders under a bridge loan granted to it. Under the Concession Agreement, the guarantees were paid by the Company on behalf of GSP, therefore the Company recognized a right to collect from GSP an amount equal to US$181.5 million that was recorded in 2016 as accounts receivable from related parties.

On October 11, 2017, GSP and MEM entered into an agreement to deliver the concession asset pursuant to the Concession Agreement. These assets included all the works, equipment, facilities and engineering studies needed for the development of the project.

After the termination of the Concession Contract, the Peruvian Government should have appointed a recognized international audit firm to calculate the net book value of the concession assets (hereinafter “VCN”) and conducted up to three public auctions of the GSP concession pursuant to clause 20 of the Concession Agreement; however, as of the date hereof, the Peruvian Government continues to be in breach of such contractual obligation. An independent audit firm engaged by GSP calculated the VCN to equal US$2,602 million as of December 31, 2016.

On December 4, 2017, GSP entered into a bankruptcy proceeding before the National Institute for the Defense of Competition and Intellectual Protection of Peru (INDECOPI). The Corporation registered a claim for accounts receivable for US$0.4 million and US$169.3 million that is held in trust for the benefit of the Company’s creditors. The debt recognition stage of the bankruptcy process has concluded and we are now awaiting the call of the Creditors’ Assembly.

On December 21, 2018, the Company submitted to the Peruvian Government a direct deal demanding the payment of the VCN in favor of GSP. On October 18, 2019, the Company filed with CIADI a request for arbitration. On December 27, 2019 the Company withdrew the arbitration in compliance with a preliminary agreement of effective collaboration signed with the Prosecutor and the Ad hoc State Counsel on the same date (Note 1).

As of December 31, 2021, the fair value of the investment in GSP was calculated in US$81.1 million, equivalent to S/322.6 million (as of December 31, 2020, US$88.6 million, equivalent to S/320 million) and recorded an accumulated impairment amount of US$82.8 million (S/329 million), the Corporation’s management maintains the 8-year investment recovery estimate; however, it has updated the discount rate used in its estimates from 1.6% to 2.73%, resulting in an amortized cost discounting gain of US$7.5 million (S/29.8 million).

The Company and internal and external legal advisors, any proceeds received by GSP from the Peruvian Government derived from the former’s obligation to reimburse the VCN of the concession assets would not be subject to retention under Law 30737 since this payment does not include a net profit margin, nor does it correspond to the sale of assets.

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

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was reached, the Concessionaire initiated an arbitration process at the UNCID, which is currently in process and close to the stage that corresponds to the arbitral decision.

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

The following table shows the financial information of the principal associates:

Summarized financial information for associates

	Concesionaria
	Chavimochic S.A.C.
	At December, 31
Entity	2020	2021

Current
Assets	58,814	64,161
Liabilities	(4,795)	(3,450)

Non-current
Assets	11,635	10,864
Liabilities	-	(10,085)
Net assets	65,654	61,490

Administrative expenses	(4,521)	(7,641)
Loss operative	(4,521)	(7,641)
Others	3,534	4,153
Loss of the year	(987)	(3,488)
Total comprehensive loss	(987)	(3,488)

b)	Investment in Joint Ventures

Set out below are the joint ventures of the Corporation as of December 31:

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2020	2021	2020	2021
		%	%

Logistica Quimicos del Sur S.A.C.	Common	50.00	50.00	8,080	8,951
Constructora SK-VyV Ltda.	Common	50.00	50.00	34	31
Others		-	-	156	144
				8,270	9,126

The movement of the investments in joint ventures was as follows:

	2019	2020	2021
Opening balance	7,483	8,160	8,270
Equity interest in results	2,219	2,405	2,832
Dividends received	(1,517)	(2,318)	(1,962)
Conversion adjustment	(14)	23	(14)
Impairment of investment	(11)	-	-
Final balance	8,160	8,270	9,126

The following table shows the financial information of the principal joint ventures:

Summarized financial information for joint ventures

	At December, 31
Logistica Quimicos del Sur S.A.C.	2020	2021

Current
Cash and cash equivalents	2,710	3,096
Other current assets	3,324	2,068
Total current assets	6,034	5,164

Other current liabilities	(6,108)	(3,899)
Total current liabilities	(6,108)	(3,899)

Non-current
Total non-current assets	35,715	34,027
Total non-current liabilities	(19,484)	(17,392)
Net assets	16,157	17,900

Revenue	13,351	14,847
Depreciation and amortization	(2,394)	(2,400)
Interest expense	(508)	(366)
Profit from continuing operations	6,854	8,140
Income tax expense	(2,072)	(2,473)
Profit from continuing operations after income tax	4,782	5,667
Total comprehensive income	4,782	5,667

The Corporation received dividends in 2021 from Logistica Quimicos del Sur S.A. for S/2 million (S/2.3 million in 2020).

16	INVESTMENT PROPERTY, PROPERTY, PLANT AND EQUIPMENT, NET AND RIGHT-OF-USE ASSETS

16.1.	INVESTMENT PROPERTY

The movement in investment property and its related accumulated depreciation for the year ended December 31, 2019, 2020 and 2021 is as follows:

	Land	Buildings	Buildings	Total
At January 1, 2019
Cost	2,220	41,993	46	44,259
Accumulated depreciation and impairment	-	(15,126)	-	(15,126)
Net carrying amount	2,220	26,867	46	29,133

Net initial carrying amount - At January 1, 2019	2,220	26,867	46	29,133
Additions	-	14	74	88
Depreciation charge	-	(2,356)	-	(2,356)
Transfers (b)	273	1,187	-	1,460
Reclassifications	-	108	(108)	-
Translations adjustments	1	-	-	1
Net final carrying amount - At December 31, 2019	2,494	25,820	12	28,326

At January 1, 2020
Cost	2,494	43,302	12	45,808
Accumulated depreciation and impairment	-	(17,482)	-	(17,482)
Net carrying amount	2,494	25,820	12	28,326

Net initial carrying amount - At January 1, 2020	2,494	25,820	12	28,326
Additions	-	58	40	98
Depreciation charge	-	(2,413)	-	(2,413)
Reclassifications	-	32	(32)	-
Translations adjustments	11	51	-	62
Net final carrying amount - At December 31, 2020	2,505	23,548	20	26,073

At December 31, 2020
Cost	2,505	43,443	20	45,968
Accumulated depreciation and impairment	-	(19,895)	-	(19,895)
Net carrying amount	2,505	23,548	20	26,073

Net initial carrying amount - At January 1, 2021	2,505	23,548	20	26,073
Additions	-	28	124	152
Depreciation charge	-	(4,316)	-	(4,316)
Transfers (b)	10,692	30,458	-	41,150
Reclassifications	-	123	(123)	-
Translations adjustments	(9)	(39)	-	(48)
Net final carrying amount - At December 31, 2021	13,188	49,802	21	63,011

At December 31, 2021
Cost	13,188	74,013	21	87,222
Accumulated depreciation and impairment	-	(24,211)	-	(24,211)
Net carrying amount	13,188	49,802	21	63,011

Investment properties correspond mainly to:

(a) The subsidiary Viva Negocio Inmobiliario S.A. owner of the “Agustino Plaza” Shopping Center, located in the District of El Agustino, and the stores located within the stations of Line 1 of the Lima Metro, whose fair value amounts to US$17.3 million equivalent to S/69.1 million as of December 31, 2021 (US$14.1 million, equivalent to S/51.3 million and, as of December 31, 2020 and US$18.7 million, equivalent to S/62.6 million and, as of December 31, 2019). These investment properties have been leased under an operating lease with third parties. Their carrying amount amounts to S/22.4 million (S/24.6 million and S/26.9 million at December 31, 2020 and 2019, respectively).

b) In 2021, Cumbra Peru S.A. through its subsidiary Morelco S.A.S. transferred the net carrying amount of S/1.4 million from item “investment properties” to item “property, plant and equipment”, which were under lease until March 2021. (In August 2019, said premises located in Colombia were leased for which the net book value of S/1.5 million was transferred from the item “property, plant and equipment” to “investment properties”). However, in December 2021, the Management of AENZA S.A.A. decided to lease the property located at 4675 Paseo de la Republica Avenue in Surquillo, transferring from item “property, plant and equipment” to item “investment property” for the net carrying amount of S/42.6 million (Note 16.2-iii), whose fair value is US$18.6 million equivalent to S/74 million as of December 31, 2021.

Depreciation of investment property is distributed in the income statement as follows:

	2019	2020	2021
Cost of services and goods (Note 26. ii)	2,356	2,413	4,316

16.2.	PROPERTY, PLANT AND EQUIPMENT

The movement in property, plant and equipment accounts and its related accumulated depreciation for the year ended December 31, 2019, 2020 and 2021 is as follows:

					Furniture		Replacement
					and	Other	and in-transit	Work in
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	progress	Total
At January 1, 2019
Cost	20,482	129,482	689,845	85,349	59,643	170,622	17,814	34,582	1,207,819
Accumulated depreciation and impairment	(273)	(33,808)	(435,630)	(45,272)	(49,311)	(139,579)	(10)	(352)	(704,235)
Net carrying amount	20,209	95,674	254,215	40,077	10,332	31,043	17,804	34,230	503,584

Net initial carrying amount	20,209	95,674	254,215	40,077	10,332	31,043	17,804	34,230	503,584
Additions (i)	290	459	23,011	866	759	9,897	7,036	39,584	81,902
Depreciation charge	-	(7,387)	(48,035)	(9,816)	(2,338)	(12,989)	(1)	-	(80,566)
Sale of assets, net	-	-	(3,365)	(4,299)	(47)	(72)	(9)	-	(7,792)
Disposals, net	-	(674)	(316)	(101)	(187)	(2,350)	-	-	(3,628)
Impairment loss	-	-	(3,155)	-	-	-	-	(15,785)	(18,940)
Transfers (iii)	(273)	(1,187)	-	-	-	-	-	(804)	(2,264)
Reclassifications	-	1,672	52,720	342	207	369	(14,217)	(41,093)	-
Translations adjustments	(525)	(647)	(3,719)	(746)	(142)	(2,527)	-	-	(8,306)
Net final carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990

At December 31, 2019
Cost	19,974	129,911	726,173	75,146	58,236	179,179	10,624	32,269	1,231,512
Accumulated depreciation and impairment	(273)	(42,001)	(454,817)	(48,823)	(49,652)	(155,808)	(11)	(16,137)	(767,522)
Net carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990

					Furniture		Replacement
					and	Other	and in-transit	Work in
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	progress	Total
At January 1, 2020
Cost	19,974	129,911	726,173	75,146	58,236	179,179	10,624	32,269	1,231,512
Accumulated depreciation and impairment	(273)	(42,001)	(454,817)	(48,823)	(49,652)	(155,808)	(11)	(16,137)	(767,522)
Net carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990

Net initial carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990
Additions (i)	-	412	17,941	-	844	1,781	3,549	11,538	36,065
Depreciation charge	-	(7,636)	(53,220)	(4,461)	(1,344)	(11,899)	-	-	(78,560)
Sale of assets, net (ii)	-	(134)	(753)	(5,926)	(28)	(20)	-	-	(6,861)
Disposals, net	(9,895)	(2,014)	(237)	(94)	(140)	6	-	-	(12,374)
Impairment loss	-	(161)	(5,069)	(17)	33	-	-	-	(5,214)
Transfers	-	-	-	-	-	89	-	-	89
Reclassifications	-	1,404	23,745	35	-	379	(2,216)	(23,347)	-
Translations adjustments	800	1,419	3,474	864	(12)	1,769	-	20	8,334
Net final carrying amount	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469

At December 31, 2020
Cost	10,879	132,940	750,769	64,666	52,843	156,111	11,957	20,481	1,200,646
Accumulated depreciation and impairment	(273)	(51,740)	(493,532)	(47,942)	(44,906)	(140,635)	(11)	(16,138)	(795,177)
Net carrying amount	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469

					Furniture		Replacement
					and	Other	and in-transit	Work in
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	progress	Total
At January 1, 2021
Cost	10,879	132,940	750,769	64,666	52,843	156,111	11,957	20,481	1,200,646
Accumulated depreciation and impairment	(273)	(51,740)	(493,532)	(47,942)	(44,906)	(140,635)	(11)	(16,138)	(795,177)
Net carrying amount	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469

Net initial carrying amount	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469
Additions (i)	85	131	15,786	519	661	5,175	2,572	13,262	38,191
Depreciation charge	-	(5,455)	(49,753)	(4,561)	(1,335)	(9,676)	-	-	(70,780)
Sale of assets, net (ii)	-	(10)	(4,361)	(1,143)	(31)	(139)	-	-	(5,684)
Disposals, net	-	(647)	(610)	(111)	(127)	(22)	-	-	(1,517)
Impairment loss	-	-	(8,055)	-	-	-	(33)	-	(8,088)
Transfers (iii)	(10,692)	(30,458)	120	14	-	-	-	(218)	(41,234)
Deconsolidation, net (iv)	-	(3,418)	-	(14)	(199)	(4,304)	-	-	(7,935)
Reclassifications	10,198	(6,515)	13,444	918	(2)	484	(2,645)	(15,882)	-
Translations adjustments	(479)	(655)	(3,058)	(528)	(53)	(479)	-	-	(5,252)
Net final carrying amount	9,718	34,173	220,750	11,818	6,851	6,515	11,840	1,505	303,170

At December 31, 2021
Cost	9,718	72,405	849,980	219,105	33,614	57,707	11,850	1,505	1,255,884
Accumulated depreciation and impairment	-	(38,232)	(629,230)	(207,287)	(26,763)	(51,192)	(10)	-	(952,714)
Net carrying amount	9,718	34,173	220,750	11,818	6,851	6,515	11,840	1,505	303,170

(i)	In 2019, 2020 and 2021, additions correspond to acquisitions measured at cost under direct acquisition and, to a lesser extent, under financial leasing.

(ii)	A reversal of S/2.1 million is included in the gross margin and S/7.8 million in item “other income and expenses, net”. The income presented in item “other income and expenses, net” for S/9.6 million generates a gain of S/1.8 million (S/9.1 million of income in this item and a gain of S/2.6 million in 2020 and S/12.7 million of income in this item and a gain of S/6.1 million in 2019) (Note 28).

(iii)	Corresponds mainly to the building located in Surquillo that has been reclassified to Investment Properties due to management’s decision to rent the property located at 4675 Paseo de la República Avenue for a net book value of S/42.6 million. Additionally, Cumbra Peru S.A. through its subsidiary Morelco S.A.S. reclassified land and buildings from item “investment property” to item “property, plant and equipment”, which were under lease for S/1.4 million (In August 2019, said premises located in Colombia were leased for which the net book value of S/1.5 million was transferred from the item “property, plant and equipment” to the item “investment properties”), according to Note 16.1-b.

(iv)	The subsidiary Adexus S.A. is deconsolidated, in accordance with the purchase and sale agreement signed on December 27, 2021 (Note 36).

Depreciation of property, plant and equipment and investment property is distributed in the income statement as follows:

	2019	2020	2021

Cost of services and goods (Note 26.ii)	70,368	66,479	60,230
Administrative expenses (Note 26.ii)	1,670	5,432	4,610
Depreciation discontinued operations	8,528	6,649	5,940
	80,566	78,560	70,780

As of December 31, 2021, the Corporation had fully depreciated assets in use of S/341.2 million (S/231.1 million in 2020 and S/135.2 million in 2019).

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease contracts is broken down as follows:

	2019	2020	2021

Cost of acquisition	68,553	64,623	64,640
Accumulated depreciation	(46,773)	(52,165)	(53,321)
Net carrying amount	21,780	12,458	11,319

As of December 31, 2021 payments were made for amortization and interest on financial leases amounting to S/8.8 million (S/15.9 million in 2020 y S/15.7 million in 2019).

16.3.	RIGHT-OF-USE ASSETS

As of December 31, 2019, 2020 and 2021, the Corporation recognized assets and liabilities for right-of-use, as shown in the following table:

	Buildings	Machinery and equipments	Vehicles	Total
At January 1, 2019
Additions	80,279	18,597	20,830	119,706
Depreciation charge	(13,568)	(6,899)	(8,929)	(29,396)
Translations adjustments	271	-	-	271
Net final carrying amount	66,982	11,698	11,901	90,581

At December 31, 2019
Cost	80,550	18,597	20,830	119,977
Accumulated depreciation	(13,568)	(6,899)	(8,929)	(29,396)
Net carrying amount	66,982	11,698	11,901	90,581

Net initial carrying amount - At January 1, 2020	66,982	11,698	11,901	90,581
Additions	6,681	876	4,518	12,075
Depreciation charge	(13,211)	(5,834)	1,514	(17,531)
Disposals, net	(10,463)	-	(11,078)	(21,541)
Translations adjustments	880	-	54	934
Net final carrying amount - At December 31, 2020	50,869	6,740	6,909	64,518

At December 31, 2020
Cost	75,849	19,344	14,324	109,517
Accumulated depreciation	(24,980)	(12,604)	(7,415)	(44,999)
Net carrying amount	50,869	6,740	6,909	64,518

Net initial carrying amount - At January 1, 2021	50,869	6,740	6,909	64,518
Additions	8,260	317	5,354	13,931
Depreciation charge	(12,589)	(5,355)	(5,755)	(23,699)
Deconsolidation, net	(6,416)	-	(216)	(6,632)
Reclassifications	-	1,356	(1,356)	-
Translations adjustments	(352)	-	(49)	(401)
Net final carrying amount - At December 31, 2021	39,772	3,058	4,887	47,717

At December 31, 2021
Cost	61,596	19,671	17,124	98,391
Accumulated depreciation	(21,824)	(16,613)	(12,237)	(50,674)
Net carrying amount	39,772	3,058	4,887	47,717

The expense for depreciation of right-of-use assets has been distributed in the following items of the consolidated statement of income:

	2019	2020	2021

Cost of services and goods (Note 26.ii)	22,721	10,840	17,517
Administrative expenses (Note 26.ii)	237	961	815
Depreciation discontinued operations	6,438	5,730	5,367
	29,396	17,531	23,699

The costs related to the leasing of machinery and equipment for which the Corporation applied the exceptions described in paragraph 5 of IFRS 16 are the following:

Leases under 12 months: S/252.4 million (S/351.7 million in 2020 and S/167.3 million in 2019).

Leases of low value assets: S/44.4 million (S/5.1 million in 2020 and S/7 million in 2019).

Likewise, leases whose payments are entirely variable, which depend on their future performance or use, were excluded, during the year 2021 the expenditure was S/85.8 million (in 2020, S/48.7 million and S/0.6 million in 2019).

For the years ended December 31, total depreciation is composed as follows:

	2019	2020	2021

Depreciation of property, plant and equipment (Note 16.2)	80,566	78,560	70,780
Depreciation related to right-of-use assets (Note 16.3)	29,396	17,531	23,699
Depreciation related to investment property (Note 16.1)	2,356	2,413	4,316
	112,318	98,504	98,795

17	INTANGIBLE ASSETS

The movement in intangible assets and the related accumulated amortization as of December 31, 2019, 2020 and 2021 is as follows:

				Contractual	Software and	Costs of	Land
		Trade-	Concession	relations	development	development	use	Other
	Goodwill	marks	rights	with clients	costs	of wells	rights	assets	Total
At January 1, 2019
Cost	170,346	106,185	885,915	100,337	22,565	464,847	13,288	55,131	1,818,614
Accumulated amortization and impairment	(77,058)	(45,386)	(401,833)	(74,371)	(18,573)	(325,626)	-	(7,717)	(950,564)
Net cost	93,288	60,799	484,082	25,966	3,992	139,221	13,288	47,414	868,050

Net initial cost	93,288	60,799	484,082	25,966	3,992	139,221	13,288	47,414	868,050
Additions	-	-	26,645	-	5,016	102,022	-	5,212	138,895
Capitalization of interest expenses	-	-	2,725	-	-	-	-	802	3,527
Transfers from assets under construction	-	-	-	-	672	-	-	(672)	-
Derecognition - net	(930)	(8,358)	-	(11,665)	(2,015)	-	-	(2,996)	(25,964)
Amortization	-	-	(50,102)	(3,682)	(7,529)	(43,552)	-	(2,634)	(107,499)
Impairment loss	(33,089)	-	(3,213)	-	-	-	(2,468)	-	(38,770)
Impairment reversal	-	20,676	-	-	-	-	-	-	20,676
Translations adjustments	(1,902)	(2,422)	(16,187)	(10,118)	21,251	(3,717)	-	8,407	(4,688)
Net final cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227
At December 31, 2019
Cost	93,887	73,836	710,290	72,810	63,278	558,530	13,288	113,057	1,698,976
Accumulated amortization and impairment	(36,520)	(3,141)	(266,340)	(72,309)	(41,891)	(364,556)	(2,468)	(57,524)	(844,749)
Net cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227

				Contractual	Software and	Costs of	Land
		Trade-	Concession	relations	development	development	use	Other
	Goodwill	marks	rights	with clients	costs	of wells	rights	assets	Total
At January 1, 2020
Cost	93,887	73,836	710,290	72,810	63,278	558,530	13,288	113,057	1,698,976
Accumulated amortization and impairment	(36,520)	(3,141)	(266,340)	(72,309)	(41,891)	(364,556)	(2,468)	(57,524)	(844,749)
Net cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227

Net initial cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227
Additions	-	-	4,412	-	1,526	37,994	-	6,473	50,405
Capitalization of interest expenses	-	-	-	-	-	-	-	1,105	1,105
Transfers from assets under construction	-	-	-	-	(64)	(25)	-	-	(89)
Derecognition - net	-	-	-	-	(492)	-	-	-	(492)
Amortization	-	-	(52,408)	-	(6,037)	(36,942)	-	(3,234)	(98,621)
Translations adjustments	1,579	7,810	-	22	201	-	-	-	9,612
Reclassifications	-	(84)	(24,157)	-	74	-	-	10	(24,157)
Net final cost	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990
At December 31, 2020
Cost	95,466	81,562	690,545	77,542	63,871	596,499	13,288	120,645	1,739,418
Accumulated amortization and impairment	(36,520)	(3,141)	(318,748)	(77,019)	(47,276)	(401,498)	(2,468)	(60,758)	(947,428)
Net cost	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990

				Contractual	Software and	Costs of	Land
		Trade-	Concession	relations	development	development	use	Other
	Goodwill	marks	rights	with clients	costs	of wells	rights	assets	Total
At January 1, 2021
Cost	95,466	81,562	690,545	77,542	63,871	596,499	13,288	120,645	1,739,418
Accumulated amortization and impairment	(36,520)	(3,141)	(318,748)	(77,019)	(47,276)	(401,498)	(2,468)	(60,758)	(947,428)
Net cost	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990

Net initial cost	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990
Additions	-	-	6,185	-	10,312	45,518	-	5,726	67,741
Capitalization of interest expenses	-	-	-	-	-	-	-	609	609
Derecognition - net	-	-	(862)	-	(1,825)	(2)	-	-	(2,689)
Amortization	-	-	(54,304)	-	(7,269)	(40,501)	-	(4,438)	(106,512)
Subsidiary deconsolidation	-	-	-	-	(751)	-	-	-	(751)
Translations adjustments	(1,866)	(4,984)	-	(26)	(121)	-	-	-	(6,997)
Net final cost	57,080	73,437	322,816	497	16,941	200,016	10,820	61,784	743,391
At December 31, 2021
Cost	93,600	76,578	694,809	74,155	45,239	328,907	13,288	126,980	1,453,556
Accumulated amortization and impairment	(36,520)	(3,141)	(371,993)	(73,658)	(28,298)	(128,891)	(2,468)	(65,196)	(710,165)
Net cost	57,080	73,437	322,816	497	16,941	200,016	10,820	61,784	743,391

a)	Goodwill

Management reviews the results of its businesses on the basis of the type of economic activity carried on. As of December 31, the goodwill of the cash-generating units (CGUs) is distributed as follows:

	2019	2020	2021
Engineering and construction	36,632	38,211	36,345
Electromechanical	20,735	20,735	20,735
	57,367	58,946	57,080

As a result of management’s annual impairment tests on goodwill, the recoverable number of cash-generating units was determined on the basis of the greater their value in use and fair value less disposal costs. The value in use was determined on the basis of expected future cash flows generated by the evaluation of CGUs.

As a result of these evaluations in 2020 and 2021, no impairment was identified. In 2019, an impairment was identified in Morelco S.A.S. for S/33 million. Through the subsidiary Cumbra Peru S.A., the loss due to deterioration in Morelco was generated by the decrease in expected flows as a result of the reduction in the contracting of new projects during the year (“Backlog”).

The main assumptions used by the Corporation to determine fair value less disposal costs and value in use are as follows:

	Engineering
	and	Electro-
	construction	mechanical
	%	%
2019
Gross margin	12.43%	8.86%
Terminal growth rate	3.00%	2.00%
Discount rate	11.83%	11.40%

2020
Gross margin	12.50%	9.36%
Terminal growth rate	3.00%	2.00%
Discount rate	11.06%	11.77%

2021
Gross margin	11.10%	9.04%
Terminal growth rate	3.30%	-
Discount rate	11.97%	13.28%

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

As of December 31, 2021, this item includes the brands acquired in the business combination processes with Vial y Vives S.A.C. for S/47.4 million (S/51 million as of December 31, 2020), Morelco S.A.S. for S/26.1 million (S/27.4 million as of December 31, 2020). Management determined that the brands from Vial y Vives and Morelco have indefinite useful lives; consequently, annual impairment tests are performed on these intangible assets as explained in paragraph a) above.

As a result of these evaluations in 2020 and 2021, no impairment was identified. In 2019, the Vial y Vives - DSD the brand impairment was reversed for S/20.7 million (equivalent to CLP4,782 million). Management considered that the market value of the brand has increased due to the increase of projects in execution and projects and award process.

The main assumptions used by the Corporation to determine fair value less cost of sales are as follows:

	Engineering
	and construction
	Morelco	Vial y Vives - DSD
	%	%
2019
Average revenue growth rate	5.70%	19.58%
Terminal growth rate	3.00%	2.00%
Discount rate	11.83%	14.12%

2020
Average revenue growth rate	7.60%	5.00%
Terminal growth rate	3.00%	2.10%
Discount rate	11.06%	13.16%

2021
Average revenue growth rate	23.16%	5.00%
Terminal growth rate	3.30%	3.00%
Discount rate	11.97%	17.60%

c)	Concessions

As of December 31, mainly include intangibles of Red Vial 5 S.A. and is made up of:

	2020	2021

EPC Contract	54,506	46,719
Construction of the second tranch of the “Ancon-Huacho-Pativilca” highway	3,406	2,919
Road improvement	12,922	11,795
Implementation for road safety	9,034	10,179
Work capitalization of second roadway	280,326	240,279
Disbursements for land adquisition	4,510	4,883
Other intangible assets contracted for the delivery process	5,026	5,118
Total Red Vial 5 S.A.	369,730	321,892
Other concessions	2,067	924
	371,797	322,816

In 2020, S/21.8 million of Concesionaria Via Expresa Sur S.A. were reclassified to other accounts receivable (Note 13-e).

d)	Cost of well’s development

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

As part of the Corporation’s obligations under the infrastructure, it is necessary to incur certain costs to prepare the wells located in Lots I, III, IV and V. These costs are capitalized as part of the intangible assets with a value of S/49.2 million during 2021 (S/41 million in 2020 and S/108 million in 2019), which includes the capitalization of the provision for dismantling wells and instalations in Lots III and IV, which during 2021, an amount of S/7.8 million (in 2020 there was no significant movement at Lots I, III, IV and V).

The lots are amortized on the basis of the useful lives of the wells (determined on the remaining terms for lots I and V and units produced for lots III and IV), until the term of contract with Perupetro.

e)	Amortization of intangible assets

Amortization of intangibles is broken down in the consolidated income statement as follows:

	2019	2020	2021
Cost of sales and services (Note 26)	99,589	93,135	101,578
Administrative expenses (Note 26)	5,689	4,138	3,642
(+) Amortization discontinued operations	2,221	1,348	1,292
	107,499	98,621	106,512

18	BORROWINGS

As of December 31, this item includes:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Bank loans (a)	571,659	343,679	409,272	217,935	162,387	125,744
Finance leases (b)	52,391	9,836	13,635	5,118	38,756	4,718
Lease liability for right-of-use asset (c)	72,726	60,507	19,950	14,541	52,776	45,966
Other financial entities (d)	201,544	165,878	10,027	3,746	191,517	162,132
	898,320	579,900	452,884	241,340	445,436	338,560

a) Bank Loans

As of December 31, 2020 and 2021, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates that fluctuate between 0.5% and 11.0% in 2020 and between 0.9% and 11.0% in 2021.

	Interest	Date of	Current		Non-current
	rate	maturity	2020	2021	2020	2021
Cumbra Peru S.A. (i-iv)	0.90% / 8.50%	2025	222,924	129,905	19,977	4,526
Unna Energia S.A.(ii)	6.04% / 7.68%	2027	24,950	23,351	99,474	120,635
Viva Negocio Inmobiliario S.A. (v)	7.00% / 11.00%	2023	90,197	64,679	3,318	583
AENZA S.A.A. (iii)	9.10% / 10.10%	2021	51,977	-	39,618	-
Adexus S.A. (Note 36)	0.50% / 1.15%	2021	19,224	-	-	-
			409,272	217,935	162,387	125,744

i)	Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Via Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A.A., Banco Internacional del Peru S.A.A., Banco BBVA Peru S.A., Banco de Credito del Peru S.A., Citibank del Peru SA and Citibank N.A. The objectives of the Financial Stability Framework Agreement were: to guarantee Cumbra Peru S.A. a syndicated revolving line for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; guarantee lines of credit for the issuance of the performance bond and undertake to maintain the existing letters of credit issued at the request of Cumbra Peru S.A.

On August 12, 2021, the lenders agreed to extend the maturity date of the Framework Agreement, the Financing Agreement and the Syndicated Letter of Guarantee Facility to July 31, 2022, which expires August 1, 2021.

In accordance with the Financial Stability Framework Agreement, the Company must comply quarterly with two ratios, related to its invoices and sales provisions: (i) the calculated value of 90% of its bills receivable, and (ii) the calculated value of 80% of its income provisions must be greater than 50% of the amount pending payment.

As of December 31, 2021, the account receivable rate and unbilled receivable rate reached 212% and 284%, respectively. As of December 31, 2020 due to the stoppage of activities generated by the COVID-19 pandemic, the account receivable rate and unbilled receivable rate reached 56% and 142%, respectively. The Company complied with the requirement of the Financial Stability Framework Agreement.

In August 2021, US$20 million was paid, equivalent to S/81.3 million. As of December 31, 2021, the Company’s balance payable under the Financial Stability Framework Agreement amounts to US$7.4 million, equivalent to S/29.5 million (US$30.7 million, equivalent to S/111 million, as of December 31, 2020)

ii)	Unna Energia S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru S.A. (hereinafter BCP) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019 with a maximum exposure limit of US$80 million. These facilities are repaid within 8 years. In April and December 2021, an additional cash transfer of US$7.3 million (equivalent to US$28.2 million) and US$4.3 million (equivalent to US$16.9 million), respectively, was requested for the additional investments. As of December 31, 2021, TP has a total amount of financing of US$54.3 million (equivalent to S/217.4 million) and due in 2027 (US$46.4 million, equivalent to S/168.2 million, as of December 31, 2020). As of December 31, 2021, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$27.2 million, equivalent to S/108.7 million (US$23.2 million, equivalent to S/84.1 million, as of December 31, 2020).

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract and in November 2019 disbursed to TP US$23 million. As of December 31, 2021, TP has a total amount of financing of US$18.4 million (equivalent to S/73.6 million) and due in 2026 (US$22 million, equivalent to S/80 million, as of December 31, 2020). As of December 31, 2021, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$9.2 million, equivalent to S/36.8 million (US$11 million, equivalent to S/40 million, as of December 31, 2020).

As of December 31, 2021 and the date of this report, TP is in compliance with the ratios established in the contract loan.

iii)	CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium-term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan generates interest between 9.1% and 10.10%. The loan funds were used for working capital in the Company, Cumbra Peru S.A. and Adexus S.A.

In August 2021, the loan was paid in full. (US$25.7 million, equivalent to S/93.2 million, as of December 31, 2020).

iv)	Banco Santander Peru S.A. Loan

On December 28, 2020, Técnicas Reunidas enforced two letters of credit for a total amount of US$23.7 million, which had been issued by Santander on behalf of our subsidiary Cumbra Peru S.A. as security pursuant to a construction contract. As a result, Cumbra Peru S.A. subscribed a loan with Banco Santander for principal amount of US$23.7 million (equivalent to S/85.9 million). The loan accrues interest at an annual rate of Libor + 8% and due on September 30, 2022. In October and December 2021, the debt was paid for US$2.5 million and US$1 million, respectively. As of December 31, 2021, the principal amount of the loan is US$20.2 million, equivalent to S/80.8 million (US$23.7 million, equivalent to S/85.9 million, as of December 31, 2020).

Pursuant to the Loan Agreement executed with Banco Santander Peru S.A., Cumbra Peru S.A. was obliged to amortize US$1.5 million on December 31, 2021.  However, such agreement stipulates that to the extent other payment obligations have not been fulfilled (Amortization of Direct Debt to the banks of the Syndicated Line), AENZA S.A.A. could request to Banco Santander Peru S.A. the same payment waivers granted by these creditors (banks of the Syndicated Line).  Therefore, on December 30, 2021, Cumbra Peru requested Banco Santander Peru S.A. a waiver with respect to the amortization date in the following main terms: (i) waiver of the US$1.5 million amortization on the Payment Date and (ii) schedule the amortization to February 15, 2022, to the extent that the amortization of the Syndicated Line Amortization is fulfilled on the same date.

Banco Santander Peru S.A. approved a payment waiver with effective date December 31, 2021.

As of December 31, 2021, Cumbra Peru S.A. is in compliance with the covenants under the Loan Agreement with Banco Santander Peru S.A.

v)	Viva Negocio Inmobiliario S.A. Loan

The balance consists mainly of the financing of the following projects:

-	Los Parques de Comas: As of December 31, 2021, promissory notes for a total of S/9.7 million with Banco BBVA Peru S.A., with an interest rate between 7.85% and 8.89%, maturing between January 2022 and January 2023 (S/8.2 million, at December 31, 2020).

-	El Nuevo Rancho: As of December 31, 2021, a promissory note with the Banco Interamericano de Finanzas S.A. for S/18.4 million, with an interest rate of 7%, due in January 2022 (S/24.2 million, as of December 31, 2020).

-	Los Parques del Mar: As of December 31, 2021, promissory notes with the Banco de Credito del Peru S.A. for a total of S/35.7 million, with an interest rate of 7%, due in July 2022 (S/43.4 million, as of December 31, 2020).

-	Los Parques de Carabayllo: As of December 31, 2021, loan with Eldo Peru S.A.C. for US$0.35 million equivalent to S/1.4 million, with an interest rate of 11%, maturing in April 2022 (US$1 million equivalent to S/3.6 million, as of December 31, 2020).

b)	Financial Leases

	Interest	Date of	Current		Non-current
	rate	maturity	2020	2021	2020	2021

Viva Negocio Inmobiliario S.A.	7.79% / 9.04%	2024	4,617	2,754	4,357	3,924
Cumbra Peru S.A.	4.80% / 7.67%	2023	2,021	2,318	2,823	794
Unna Energia S.A.	6.28%	2022	149	46	19	-
Adexus S.A. (Note 36)	0.23% / 0.51%	2027	6,848	-	31,557	-
			13,635	5,118	38,756	4,718

The minimum payments to be made according to their maturity and the present value of the leasing obligations are as follows:

	2020	2021

Up to 1 year	16,287	5,624
From 1 to 5 years	35,770	4,909
Over 5 years	8,515	-
	60,572	10,533
Future financial charges	(8,181)	(697)
Present value of the obligations for finance lease contracts	52,391	9,836

The present value of the finance lease agreements obligations are as follows:

	2020	2021

Up to 1 year	13,635	5,118
From 1 year to 5 years	30,635	4,718
Over 5 years	8,121	-
	52,391	9,836

c)	Lease liability for right-of-use asset

	Interest	Date of	Current		Non-current
	rate	maturity	2020	2021	2020	2021

AENZA S.A.A.	7.88%	2027	6,534	8,075	41,403	43,112
Unna Energía S.A.	7.10%	2024	6,765	2,831	2,926	1,058
UNNA Transporte S.A.C.	5.40% / 7.50%	2024	2,047	2,782	1,925	1,721
Cumbra Peru S.A.	6.95%	2023	852	423	426	-
Cumbra Ingenieria S.A.	6.95% / 7.40%	2023	302	367	381	60
Tren Urbano de Lima S.A.	10.00%	2023	42	45	59	15
Adexus S.A. (Note 36)	0.25% / 0.50%	2025	3,408	-	5,656	-
Other minors	4.50%	2022	-	18	-	-
			19,950	14,541	52,776	45,966

The minimum payments to be made according to their maturity and the present value of the lease liability for right-of-use asset obligations are as follows:

	2020	2021

Up to 1 year	24,714	18,817
From 1 to 5 years	51,853	46,288
Over 5 years	11,131	8,086
	87,698	73,191
Future financial charges	(14,972)	(12,684)
Present value of the lease liability for right-of-use asset obligations	72,726	60,507

The present value of the lease liability for right-of-use asset obligations are as follows:

	2020	2021

Up to 1 year	19,950	14,541
From 1 year to 5 years	42,641	38,136
Over 5 years	10,135	7,830
	72,726	60,507

d)	Other financial entities

The balance is mainly composed of the monetization of Red Vial 5 S.A. dividends, as described below.

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. (“BCI Peru”) - whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Red Vial 5 S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Red Vial 5’s economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

During the 2020 period, the Company reviewed the projected cash flows and effective interest rate of the financial liability with BCI Peru based on new information available on Red Vial 5’s projected traffic and determined that there was a material quantitative change that exceeds the +/-10%. For this reason, the liability with BCI Peru measured at amortized cost was derecognized during 2020 in the amount of US$46 million; the difference between this amount and the new liability amounted to US$3.9 million, which was recorded in other income and expenses (net) in the income statement. Simultaneously, the Company recorded the same liability amounting to US$42.1 million which is measured at fair value from the date of initial recognition.

As of December 31, 2021, the loan balance payable amounted to US$41.5 million, equivalent to S/165.8 million (as of December 31, 2020, the balance was US$42.1 million, equivalent to S/152.5 million, in addition the balance was composed of loans payable from AENZA S.A.A. for S/11.3 million and Adexus S.A. for S/37.7 million) and includes the effect of the fair value of S/12.4 million (Note 27-d). Accrued interest amounted to S/10 million (In 2020, S/14.5 million) (Note 27-b).

e)	Fair value of debt

As of December 31, the book value and fair value of financial liabilities are as follows:

	Carrying amount		Fair value
	2020	2021	2020	2021

Bank loans	571,659	343,679	589,737	372,270
Finance leases	52,391	9,836	54,343	9,097
Lease liability for right-of-use asset	72,726	60,507	88,779	66,943
Other financial entities	201,544	165,878	247,857	165,878
	898,320	579,900	980,716	614,188

In 2021, fair values are based on discounted cash flows using debt rates between 3.9% and 10% (between 0.7% and 11% in 2020) and are within level 2 of the fair value hierarchy.

19	BONDS

As of December 31, this item includes:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Tren Urbano de Lima S.A. (a)	624,454	626,697	21,081	24,496	603,373	602,201
Red Vial 5 S.A. (b)	280,848	251,933	32,819	36,637	248,029	215,296
AENZA S.A.A. (c)	-	356,010	-	3,809	-	352,201
Cumbra Peru S.A. (d)	27,457	26,282	4,546	4,896	22,911	21,386
	932,759	1,260,922	58,446	69,838	874,313	1,191,084

a)	Tren Urbano de Lima S.A.

In February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Support & International Associates Risk Classifier. As of December 31, 2021, an accumulated amortization amounting to S/106.9 million (S/90.6 million as of December 31, 2020) has been made.

As of December 31, 2021, the balance includes VAC adjustments and interest payable for S/121.1 million (S/103.4 million as of December 31, 2020).

The account movement for the periods ended December 31, 2019, 2020 and 2021 is as follows:

	2019	2020	2021

Balance at January, 1	611,660	618,497	624,454
Amortization	(11,330)	(11,582)	(16,376)
Accrued interest	48,253	47,615	49,013
Interest paid	(30,086)	(30,076)	(30,394)
Balance at December, 31	618,497	624,454	626,697

As of December 31, 2020 and 2021, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of December 31, 2021, the fair value amounts to S/626.8 million (S/710 million, as of December 31, 2020), this is based on discounted cash flows using the rate of 4.9% (3.6% as of December 31, 2020) and corresponds to level 3 of the fair value hierarchy.

b)	Red Vial 5 S.A.

Between 2015 and 2016, the subsidiary Red Vial 5 S.A. issued Corporate Bond on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the periods ended December 31, 2019, 2020 and 2021 is as follows:

	2019	2020	2021

Balance at January, 1	325,382	305,545	280,848
Amortization	(20,005)	(24,820)	(28,836)
Accrued interest	23,482	24,619	22,315
Capitalized interest	2,725	-	-
Interest paid	(26,039)	(24,496)	(22,394)
Balance at December, 31	305,545	280,848	251,933

As of December 31, 2020 and 2021, Red Vial 5 S.A. has complied with the covenants.

As of December 31, 2021, the fair value amounts to S/260 million (S/304.7 million as of December 31, 2020), is based on discounted cash flows using rate 8.1% as of December 31, 2020 and 2021, and is within level 2 of the fair value hierarchy.

c)	AENZA S.A.A.

On August 2021 13, AENZA S.A.A. issued bonds convertible (hereinafter, the “Bonds”) into common shares with voting rights. The total amount of the issue was US$89.9 million, issuing 89,970 bonds, each with a nominal value of US$ 1,000.

The placement of these bonds was executed locally and is the result of the exercise of the preemptive subscription right provided by the applicable legislation, as well as their subsequent private offering. The Bonds have been made available to investors only in Peru pursuant to the provisions of the applicable Peruvian legislation. The bonds mature in February 2024, bear interest at a rate of 8%, and are payable quarterly.

Pursuant to the terms and conditions of the convertible bond, they may be converted into shares as of the sixth month from the date of issuance, according to the following procedure: 1) the conversion day is the last business day of each month; 2) the conversion may be total or partial; 3) the conversion notice must be sent to the Bondholders’ Representative no later than 5 business days prior to the conversion date; and 4) the conversion price will be the minimum between (i) US$0. 33 (Zero and 33/100 Dollars) per Share, and (ii) 80% of the average price of the transactions occurring thirty (30) days prior to the Conversion Date, weighted by the volume of each transaction. The conversion will be made by dividing the current nominal value of each bond by the conversion price.

As of December 31, 2021, the principal balance amounts to US$89.9 million equivalent to S/359.7 million. The debt balance net of costs incurred amounts to S/356 million.

As of December 31, 2021, the fair value amounts to S/361.1 million, is based on discounted cash flows using rate 8.1% and is within level 3 of the fair value hierarchy.

d)	Cumbra Peru S.A.

At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year 2020, bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding business obligations.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of December 31, 2021, the balance includes accrued interest payable for US$0.3 million, equivalent to S/1 million (US$0.6 million, equivalent to S/2.2 million, as of December 31, 2020).

The account movement for the periods ended December 31, 2020 and 2021 is as follows:

	2020	2021

Balance at January, 1	-	27,457
Additions	25,871	-
Amortization	(1,579)	(3,687)
Exchange difference	2,153	2,561
Accrued interest	2,152	2,219
Interest paid	(1,140)	(2,268)
Balance at December, 31	27,457	26,282

As of December 31, 2021, the fair value amounts to S/27.1 million (S/28.6 million as of December 31, 2020), is based on discounted cash flows using a rate of 7.4% (7.1% as of December 31, 2020) and is within level 3 of the fair value hierarchy.

20	TRADE ACCOUNTS PAYABLE

As of December 31, this item includes:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Invoices payable (a)	454,174	506,798	454,174	506,798	-	-
Provision of contract costs (b)	642,492	468,360	601,990	468,360	40,502	-
Notes payable	8,252	5,609	8,252	5,609	-	-
	1,104,918	980,767	1,064,416	980,767	40,502	-

(a) Invoices payable are obligations accredited with formal documents. The following are the invoices payable according to main projects:

	2020	2021
Infrastructure
Linea 1 - Metro de Lima	18,992	15,616
Operation and maintenance - Roads	20,194	17,372
	39,186	32,988
Energy	33,085	43,501
Engineering and Construction
Cumbra Peru S.A. - Talara Refinery	96,051	109,930
Vial y Vives - DSD S.A. - Engineering and Construction Works	70,987	73,188
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	55,107	71,324
Cumbra Peru S.A. - Jorge Chavez Airport	1,397	55,596
Morelco S.A.S. - Engineering and Construction Works	17,616	22,629
Cumbra Peru S.A. - Gasoducto Piura Project	172	11,167
Cumbra Peru S.A. - Generating Plant Machu Picchu	3,488	3,832
Cumbra Ingenieria S.A. - Project Mina Gold Fields La Cima S.A.	10,353	3,810
Cumbra Peru S.A. - Desilting of the Chicama River	4,257	2,974
Cumbra Peru S.A. - Cerro del Águila Hydroelectric Power Plant	822	2,199
Cumbra Peru S.A. - Civil Works, Assembly and Electromechanics - Acero Arequipa	2,428	28
Cumbra Ingenieria S.A. - Mina Justa Project	14,190	14
Others	38,907	40,955
	315,775	397,646
Real Estate	18,056	9,769
Parent Company Operation	48,072	22,894
	454,174	506,798

b) Provisions for contract costs correspond to the measurement by the degree of progress of the projects. Below are the balances of the main projects:

	2020	2021
Infrastructure
Linea 1 - Metro de Lima	13,645	15,021
Operation and maintenance - Roads	31,027	27,303
	44,672	42,324
Energy	18,140	24,185
Engineering and Construction
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	42,822	86,562
Vial y Vives - DSD S.A. - Engineering and Construction Works	106,186	74,912
Cumbra Peru S.A. - Talara Refinery	204,102	54,513
Cumbra Peru S.A. - Gasoducto Piura Project	599	43,401
Morelco S.A.S. - Engineering and Construction Works	84,513	25,434
Cumbra Peru S.A. - Jorge Chavez Airport	1,083	25,093
Cumbra Ingenieria S.A. - Project Mina Gold Fields La Cima S.A.	12,670	9,135
Cumbra Peru S.A. - Project Via Expresa Linea Amarilla	5,359	6,545
Cumbra Peru S.A. - Generating Plant Machu Picchu	1,222	2,348
Cumbra Peru S.A. - Civil Works, Assembly and Electromechanics - Acero Arequipa	5,222	1,556
Cumbra Ingenieria S.A. - Improvement and expansion - INEN	2,036	1,465
Cumbra Peru S.A. - Works and Consortiums	1,951	804
Cumbra Ingenieria S.A. - Mina Justa Project	33,525	98
Others	6,847	33,354
	508,137	365,220
Real estate	24,509	20,632
Parent Company Operation	47,034	15,999
	642,492	468,360

21	OTHER ACCOUNTS PAYABLE

As of December 31, this item includes:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Advances received from customers (a)	280,970	322,680	249,870	315,644	31,100	7,036
Consorcio Ductos del Sur - payable (b)	88,206	77,665	28,836	29,242	59,370	48,423
Salaries and other payable	77,386	126,466	77,386	126,466	-	-
Put option liability on Morelco acquisition (c)	118,622	27,986	79,096	27,986	39,526	-
Third-party loans	11,608	2,076	9,533	-	2,075	2,076
Other taxes payable	115,862	124,497	102,240	112,737	13,622	11,760
Acquisition of additional non-controlling interest (Note 35)	27,596	25,253	27,596	25,253	-	-
Guarantee deposits	23,744	26,017	23,744	26,017	-	-
Consorcio Rio Mantaro - payables	75,059	58,502	75,059	58,502	-	-
Provision of interest for debt with suppliers	16,425	3,056	-	285	16,425	2,771
Share purchase agreement - Inversiones Sur	14,496	15,992	-	-	14,496	15,992
Other accounts payables	39,974	37,160	33,356	32,849	6,618	4,311
	889,948	847,350	706,716	754,981	183,232	92,369

(a)	Advances received from customers relate mainly to construction projects, and are discounted from invoicing, in accordance with the terms of the contracts.

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Customer advances from Consortiums	55,020	27,568	55,020	27,568	-	-
Customer advances for real estate projects	78,286	80,188	78,286	80,188	-	-
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	86,415	10,841	71,571	10,841	14,844	-
Special National Transportation Infrastructure Project	24,050	19,582	13,781	12,765	10,269	6,817
Vial y Vives - DSD S.A. - Quebrada Blanca Project	-	120,642	-	120,642	-	-
Vial y Vives - DSD S.A. - Modernization and expansion of Arauco	-	52,063	-	52,063	-	-
Cumbra Peru S.A. - Piura Pipeline Project	31,048	5,745	25,292	5,745	5,756	-
Others	6,151	6,051	5,920	5,832	231	219
	280,970	322,680	249,870	315,644	31,100	7,036

(b)	The balance of other accounts payable from Consorcio Constructor Ductos del Sur corresponds to payment obligations to vendors and main subcontractors for S/77.6 million (S/88.2 million as of December 31, 2020), assumed by the subsidiary Cumbra Peru S.A. as a result of the termination of Gasoducto Sur Peruano S.A. operations.

(c)	On December 23, 2014, the Company acquired through the subsidiary Cumbra Peru S.A. control of Morelco S.A.S. (Morelco), with the purchase of 70.00% of its shares representative of the capital stock. Morelco, an entity domiciled in Colombia, also entered into a put and call option agreement in connection with the common shares retained by the non-controlling interest that grants the sellers the right to sell their retained shares to Cumbra Peru S.A. (put option). The signed put option agreement represented an obligation to purchase shares of the non-controlling interest and, therefore, the Corporation recognized a “financial liability” at fair value with a corresponding reduction in shareholders’ equity decreasing other reserves.

Taking into account the Company’s current financial situation, during 2021, management renegotiated the critical terms of the Shareholders’ Agreements (put option agreement), mainly regarding the exercise price. Such renegotiation ended with the signing of a new acquisition agreement for an amount of US$15.4 million, disregarding the original put option agreement of up to US$32.7 million.

In consequence, this new agreement is considered by management as a modification of the original financial liability recorded at the acquisition date under IFRS 9. Consequently, the Company recorded “Other income - results from valuation of financial instruments” for an amount of US$17.3 million (S/70.3 million) in the statement of income in 2021 (Note 28-a).

The fair value of short-term accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements for the periods shown.

22	OTHER PROVISIONS

As of December 31, this item includes:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Legal claims (a)	326,868	364,385	78,627	117,520	248,241	246,865
Tax claims	8,176	37,466	3,293	16,776	4,883	20,690
Provision for well closure (b)	52,949	82,475	10,837	20,533	42,112	61,942
	387,993	484,326	92,757	154,829	295,236	329,497

a)	Additions for legal claims correspond to:

Civil compensation to Peruvian Government

Corresponds to the legal contingency estimated by management for exposure of the Company and two of its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construcción”. As indicated in Note 1-d) through the Agreement signed on May 21, 2021, the entry into force of which is subject to judicial approval, the Company acknowledges that it was used by some of its former directors for the commission of illegal acts up to in 2016 and agrees, consequently, to pay a civil compensation to the State for a total amount of S/321.9 million and US$41.1 million. As of December 31, 2021, the amount equivalent to the present value resulting from the amounts descrived above is recorded as one provision total S/164.6 million and US$18.9 million, equivalent to a total S/240.1 million.

Administrative process INDECOPI

i)	On March 9, 2021, Cumbra Peru S.A. was notified with an “Informe Final de Instrucción” prepared by INDECOPI’s Technical Secretary, in relation with the administrative sanction process against 33 construction companies and other 26 of their executives for allegedly arranging a coordination system through with they illegaly distributed several contract tenders conducted by Provias Nacional and other govenmental entities. Such report was subject to approval by INDECOPI’s “Comision de Defensa de la Libre Competencia”, which on November 15, 2021, through Resolution N°080-021-CLC-INDECOPI, ruled in favor to sanction the companies and their executives, included Cumbra Peru S.A. On December 9, 2021, Cumbra Peru filed an appeal against such ruling, suspending its application. As of December 31, 2021, the Company and its legal advisors estimated a provision of S/52.6 million (S/24.5 million as of December 31, 2020).

ii)	On February 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. were notified by the National Directorate for the Investigation and Promotion of Free Competition under File 003-2020/CLC-IP, issuing Resolution 038-2021/DLC-INDECOPI of December 28, 2021, through which an administrative procedure is initiated penalty for the alleged execution of a horizontal collusive practice in the form of concerted distribution of suppliers in the contracting market for workers in the construction sector at the national level, during the period between the years 2011 to 2017. As of December 31, 2021, the Company and its legal advisors estimate a provision amounting to S/4.8 million.

Shareholder class action lawsuits in the Eastern District Court of New York

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

As of July 2, 2020, the Company signed the settlement agreement with the plaintiffs’ attorneys, by which the parties agree to terminate the class action, subject to the court approval and the payment of the transaction amount by the Company. The amount agreed for the termination of the class action is equivalent to US$20 million. The Company registered a provision of US$15 million (equivalent of S/49.8 million), the difference of US$5 million was covered by the professional liability insurance policy in accordance with the agreement signed with the insurance company. In september 2020 , the Company paid US$0.3 million (equivalent to S/1.1 million).

On June 30, 2021, a first amendment to the agreement was signed, which stipulates a payment of US$0.6 million (equivalent to S/2.2 million), amortization of the oustanding balance on September 30, 2021, and annual interest of 8%. On September 14, 2021, the settlement agreement was approved by the Eastern District Court of New York.

On October 1, 2021, the second amendment to the agreement was signed, whereby US$5.5 million (equivalent to S/22.7 million) was paid plus accrued interest of US$0.9 million (equivalent to S/3.6 million), established as a new expiration date June 30, 2022, plus accrued interest at an interest rate of 9% per year was set.

As of December 31, 2021, the Company maintains a provision of US$8.6 million, equivalent to S/34.4 million, plus interest (as of December 31, 2020, US$14.7 million, equivalent to S/53.1 million, plus interest). As of the date of this report, all amounts under the settlement agreement related to the class action civil lawsuit have been paid in full, and the parties have jointly requested the court to reinstate the final judgment terminating the case.

Other legal provisions

As of December 31, 2021, corresponds to civil, labor, administrative and contentious administrative contingencies estimated at S/34.2 million (S/32.1 million as of December 31, 2020).

b)	Provision for closure corresponds mainly to:

i)	Provisions for closure of wells of Unna Energia S.A. for S/71.1 million and contractual compliance with Petroperu for S/3.4 million (as of December 31, 2020, S/48.4 million and S/3.2 million, respectively);

ii)	In Red Vial 5 S.A. provision for costs associated with the closing of the concession contract and the process of claiming the tariff guarantee for toll suspension for S/5.1 million (as of December 31, 2020, S/4.5 million); and

iii)	Provisions for net liabilities assumed from the partner in the Consorcio Chicama Ascope and other minor liabilities for S/2.8 million in Cumbra Peru S.A.

The account movement for the periods ended December 31, 2020 and 2021 are as follows:

			Contingent
			liabilities resulting	Provision
	Legal	Tax	from	for well
	claims	claims	acquisitions	closure	Total

At January 1, 2019	81,052	3,676	4,498	20,382	109,608
Additions	190,610	7,111	-	30,998	228,719
Reversals of provisions	(3,122)	-	(4,349)	-	(7,471)
Compensation (i)	(45,940)	-	-	-	(45,940)
Payments	(914)	-	-	(1,264)	(2,178)
Translation adjustments / Exchange difference	(94)	-	(149)	-	(243)
At December 31, 2019	221,592	10,787	-	50,116	282,495

At January 1, 2020	221,592	10,787	-	50,116	282,495
Additions	121,404	3,161	-	2,450	127,015
Present value	3,604	-	-	2,182	5,786
Reversals of provisions	(30,806)	(2,458)	-	-	(33,264)
Transfers	1,540	-	-	-	1,540
Compensation (i)	4,106	-	-	-	4,106
Payments	(3,938)	(3,314)	-	(1,799)	(9,051)
Translation adjustments / Exchange difference	9,366	-	-	-	9,366
At December 31, 2020	326,868	8,176	-	52,949	387,993

At January 1, 2021	326,868	8,176	-	52,949	387,993
Additions	59,109	30,505	-	10,815	100,429
Present value	19,627	-	-	9,780	29,407
Reversals of provisions	(13,027)	-	-	(2,957)	(15,984)
Transfers	466	(299)	-	716	883
Reclasification	(3,335)	-	-	3,335	-
Compensation (i)	(8,541)	-	-	-	(8,541)
Desconsolidation of subsidiary	(1,657)	-	-	-	(1,657)
Payments	(26,863)	(916)	-	(185)	(27,964)
Translation adjustments / Exchange difference	11,738	-	-	8,022	19,760
At December 31, 2021	364,385	37,466	-	82,475	484,326

(i)	Corresponds to the presentation of the net position against the trade accounts receivable of the Talara Refinery Project that is in arbitration proceedings with the customer Tenicas Reunidas S.A.C of the subsidiary Cumbra Peru S.A. (Note 2.32-i).

23	EQUITY

a)	Capital

As of December 31, 2021 and 2020, the capital of the Company is represented by 871,917,855 shares of a nominal value of S/1.00 each, all registered in the Public Registries.

As of December 31, 2021, a total of 136,637,740 shares were represented in ADS, equivalent to 27,327,548 ADSs at a rate of 5 shares per ADS.

As of December 31, 2020, a total of 190,863,050 shares were represented by ADS, equivalent to 38,172,610 ADSs at a rate of 5 shares per ADS.

As of December 31, 2021, the Company’s shareholding structure is as follows:

		Total
Percentage of individual	Number of	percentage of
interest in outstanding capital	shareholders	interest

Up to 1.00	1,561	7.32%
From 1.01 to 5.00	12	25.42%
From 5.01 to 10.00	5	39.29%
Over 10	2	27.97%
	1,580	100.00%

As of December 31, 2021, the Company’s shares registered a stock price at the end of the year of S/1.37 per share and a trading frequency of 77.27% (S/1.72 per share and a trading frequency of 95.65% at 31 December 2020).

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

As of December 31, 2020, and 2021, this S/29.97 million reserve is related to the excess of the legal reserve; this reserve is above the requirement to constitute a reserve until it reaches the equivalent of 20% of the paid-in capital.

d)	Share premium

This item includes the excess of total income obtained by shares issued in 2013 compared to their nominal value of S/1,055.5 million; and by shares issued in 2019 an amount of S/138.1 million.

In addition, this account recognizes the difference between the nominal value and the transaction value for acquisitions of shares in non-controlling interests.

e)	Retained earnings

Dividends distributed to shareholders other than domiciled legal entities are subject to the rates of 4.1% (earnings until 2014), 6.8% (2015 and 2016 earnings) and 5.00% (2017 and thereafter) for income tax charged to these shareholders; such tax is withheld and settled by the Company. Dividends for fiscal years 2020 and 2021 were not distributed (Note 33).

24	DEFERRED INCOME TAX

As of December 31, deferred income tax is classified by its estimated reversal term as follows:

	2020	2021

Deferred income tax asset:
Reversal expected in the following twelve months	44,780	44,037
Reversal expected after twelve months	217,385	231,039
Total deferred tax asset	262,165	275,076

Deferred income tax liability:
Reversal expected in the following twelve months	(1,261)	1,424
Reversal expected after twelve months	(101,646)	(98,791)
Total deferred tax liability	(102,907)	(97,367)
Deferred income tax asset, net	159,258	177,709

The gross movement of the deferred income tax item is as follows:

	2019	2020	2021

Opening balance	365,263	158,985	159,258
Debit (credit) to income statement (Note 29)	(206,894)	(9,652)	64,021
Discontinued operations	14,469	9,886	(40,686)
Other movements	(13,853)	39	(4,884)
Final balance	158,985	159,258	177,709

The movement in deferred tax assets and liabilities in the year, without considering the offsetting of balances, is as follows:

	Difference in		Work		Borrowing
Deferred income	depreciation	Deferred	in	Tax	costs
tax liabilities	rates	income	process	receivable	capitalized	PPA	Others	Total

At January 1, 2019	81,553	13,574	5,456	32,878	15,716	(1,562)	20,745	168,360
(Debit) credit to P&L	10,109	11,126	33,403	3,312	(780)	11,385	18,821	87,376
Discontinued operations	(172)	(555)	-	-	-	-	-	(727)
At December 31, 2019	91,490	24,145	38,859	36,190	14,936	9,823	39,566	255,009
(Debit) credit to P&L	(1,831)	(8,239)	(16,740)	2,836	172	357	(18,381)	(41,826)
Discontinued operations	(2,734)	-	-	-	-	-	(510)	(3,244)
Reclassification	1,063	-	(4,916)	-	-	(1,263)	2,721	(2,395)
At December 31, 2020	87,988	15,906	17,203	39,026	15,108	8,917	23,396	207,544

(Debit) credit to P&L	(10,668)	(15,906)	30,439	3,028	(2,780)	12,476	(21,417)	(4,828)
Sale of a subsidiary	(3,836)	-	-	-	-	-	(883)	(4,719)
At December 31, 2021	73,484	-	47,642	42,054	12,328	21,393	1,096	197,997

Deferred income tax assets	Provisions	Accelerated tax depreciation	Tax losses	Work in process	Accrual for unpaid vacations	Impairment	IFRS 9	Tax Goodwill	Earning stripping rules	Unpaid Non domicilied expenses	IFRS 16	Others	Total
At January 1, 2019	42,572	921	178,289	34,005	9,782	253,767	-	18,048	-	-	-	(3,761)	533,623
Debit (credit) to P&L	938	7,512	3,024	11,715	1,842	(205,265)	46,804	(4,526)	-	-	-	18,438	(119,518)
Debit (credit) to equity	-	-	-	-	-	-	-	-	-	-	-	(3)	(3)
Discontinued operations	(134)	-	11,319	-	-	-	-	-	-	-	-	2,557	13,742
IFRIC 23 adoption	-	-	(986)	-	-	-	-	-	-	-	-	-	(986)
Others	-	-	-	-	-	-	-	-	-	-	-	(12,864)	(12,864)
At December 31, 2019	43,376	8,433	191,646	45,720	11,624	48,502	46,804	13,522	-	-	-	4,367	413,994
At January 1, 2020	43,376	8,433	191,646	45,720	11,624	48,502	46,804	13,522	-	-	-	4,367	413,994
Debit (credit) to P&L	(36,338)	2,041	(8,767)	(12,298)	1,301	3,257	(10,874)	(4,518)	-	-	-	14,718	(51,478)
Discontinued operations	(1,792)	(1,667)	-	-	115	-	-	-	-	-	-	9,986	6,642
Reclassification	24,340	(1,154)	3,616	(28,630)	-	(507)	10,067	4,989	-	-	-	(15,116)	(2,395)
Others	-	-	-	-	-	-	-	-	-	-	-	39	39
At December 31, 2020	29,586	7,653	186,495	4,792	13,040	51,252	45,997	13,993	-	-	-	13,994	366,802
Debit (credit) to P&L	13,673	8,640	36,258	(4,792)	7,288	(21,834)	5,596	(2,407)	8,372	4,064	4,571	(236)	59,193
Sale of a subsidiary	(2,413)	-	(40,312)	-	(887)	-	-	-	-	-	-	(1,793)	(45,405)
Others	-	-	-	-	-	-	-	-	-	-	-	(4,884)	(4,884)
At December 31, 2021	40,846	16,293	182,441	-	19,441	29,418	51,593	11,586	8,372	4,064	4,571	7,081	375,706

As of December 31, 2021, the total tax loss amounts to S/639 million and is composed as follows:

		Tax loss
		aplication	Application			Statute of
	Tax loss	method	2022	2023	Forward	limitations

Cumbra Peru S.A.	342,268	B	14,000	14,771	313,497	-
Vial y Vives - DSD S.A.	225,094	NA	129,222	-	95,872	-
AENZA S.A.A.	32,092	A	32,092	-	-	2025
Transportadora de Gas Natural Comprimido Andino S.A.C.	15,989	B	82	952	14,955	-
GyM Chile S.p.A.	14,705	NA	-	-	14,705	-
Carretera Andina del Sur S.A.C.	3,704	B	3,704	-	-	-
Consorcio Vial del Sur	3,508	A	3,508	-	-	2025
Incolur DSD	1,537	NA	-	-	1,537	-
Cumbra Ingeniería S.A.	2	A	2	-	-	2025
	638,899		182,610	15,723	440,566

According to Peruvian legislation, there are two ways to compensate for tax losses:

1.	System A, it is allowed to offset the tax loss in future years up to the following four (4) years from the date the loss is incurred. According to Legislative Decree No. 1481 of May 2020, the application term is extended until five (5) years with respect to the tax loss generated in fiscal year 2021.

2.	System B. The tax loss may be offset in future years up to 50% of the net rent of each year. This option does not consider a statute of limitations.

25	WORKERS’ PROFIT SHARING

The distribution of the workers’ profit sharing in the income statement for the years ended December 31 is shown below:

	2019	2020	2021
Cost of sales of goods and services	4,661	2,147	7,650
Administrative expenses	1,679	23	1,238
	6,340	2,170	8,888

26	COSTS AND EXPENSES BY NATURE

For the years ended December 31, the detail of this item is as follows:

	Cost
	of goods and	Administrative
	services	expenses	Total
2019
Salaries, wages and fringe benefits (i)	951,455	117,426	1,068,881
Services provided by third-parties	1,447,294	58,728	1,506,022
Purchase of goods	855,743	-	855,743
Other management charges	174,678	27,708	202,386
Depreciation (ii)	95,445	1,907	97,352
Amortization (Note 17)	99,589	5,689	105,278
Impairment of accounts receivable (iii)	8,183	-	8,183
Taxes	6,941	2,450	9,391
Impairment of property, plant and equipment	3,907	-	3,907
Impairment of investments	255	-	255
Inventory recovery	(249)	-	(249)
	3,643,241	213,908	3,857,149

	Cost
	of goods and	Administrative
	services	expenses	Total
2020
Salaries, wages and fringe benefits (i)	946,631	75,677	1,022,308
Services provided by third-parties	949,545	33,411	982,956
Purchase of goods	565,052	-	565,052
Other management charges	158,929	14,322	173,251
Depreciation (ii)	79,732	6,393	86,125
Amortization (Note 17)	93,135	4,138	97,273
Impairment of accounts receivable (iii)	32,215	4	32,219
Taxes	5,956	68	6,024
Recovery of property, plant and equipment	4,950	-	4,950
Impairment of investments	38	-	38
Inventory recovery	(30)	-	(30)
	2,836,153	134,013	2,970,166

	Cost
	of goods and	Administrative
	services	expenses	Total
2021
Salaries, wages and fringe benefits (i)	1,297,352	97,682	1,395,034
Services provided by third-parties	1,118,929	56,462	1,175,391
Purchase of goods	705,000	43	705,043
Other management charges	222,648	16,203	238,851
Depreciation (ii)	82,063	5,425	87,488
Amortization (Note 17)	101,578	3,642	105,220
Impairment of accounts receivable (iii)	9,420	2	9,422
Taxes	5,691	154	5,845
Impairment of property, plant and equipment	5,679	-	5,679
Impairment of inventory	2,984	-	2,984
	3,551,344	179,613	3,730,957

(i)	For the years ended on December 31, salaries, wages and fringe benefits comprise the following:

	2019	2020	2021

Salaries	786,346	756,873	1,068,013
Statutory gratification	88,369	85,010	96,612
Social contributions	61,533	57,225	75,395
Employee’s severance indemnities	49,944	55,523	66,827
Vacations	39,298	39,499	49,409
Workers’ profit sharing (Note 25)	6,340	2,170	8,888
Others	37,051	26,008	29,890
	1,068,881	1,022,308	1,395,034

(ii)	For the years ended on December 31, the depreciation comprises the following:

	Cost
	of goods and	Administrative
	services	expenses	Total
2019
Property, plant and equipment (Note 16.2)	70,368	1,670	72,038
Right-of-use assets (Note 16.3)	22,721	237	22,958
Investment property (Note 16.1)	2,356	-	2,356
	95,445	1,907	97,352
2020
Property, plant and equipment (Note 16.2)	66,479	5,432	71,911
Right-of-use assets (Note 16.3)	10,840	961	11,801
Investment property (Note 16.1)	2,413	-	2,413
	79,732	6,393	86,125
2021
Property, plant and equipment (Note 16.2)	60,230	4,610	64,840
Right-of-use assets (Note 16.3)	17,517	815	18,332
Investment property (Note 16.1)	4,316	-	4,316
	82,063	5,425	87,488

(iii)	For the years ended December 31, the impairment of accounts receivable includes the following:

	2019	2020	2021
Trade accounts receivables (Note 10)	955	19,772	1,061
Other accounts receivable (Note 13.i)	5,704	12,318	1,177
Accounts receivable from related parties	1,524	129	7,184
	8,183	32,219	9,422

27	FINANCIAL INCOME AND EXPENSES

For the years ended on December 31, these items include the following:

	2019	2020	2021

Financial income:
Profit for present value of financial asset or financial liability	30,408	32,734	3,127
Interest on short-term bank deposits	4,056	2,353	959
Interest on loans to third parties	789	863	442
Interest on mutual funds	116	537	287
Commissions and collaterals	535	601	55
Sale of CPAO financial asset to Mizuho Bank Ltd. (a)	35,971	-	-
Others	2,781	2,228	903
	74,656	39,316	5,773

Financial expenses:
Interest expense on:
- Bank loans (b)	78,293	63,435	56,534
- Bonds	26,113	26,771	36,830
- Loans from third parties	14,162	12,612	12,642
- Right-of-use	5,472	4,259	3,982
- Financial lease	2,042	1,187	862
Commissions and collaterals	25,492	28,083	24,263
Interests from Tax Administration	6,222	4,827	14,236
Loss for present value of financial asset or financial liability (c)	41,131	4,552	53,757
Update of fair value of financial liability (d)	-	-	12,402
Exchange difference loss, net	32,570	3,766	47,211
Derivative financial instruments	92	64	-
Other financial expenses	7,349	1,686	1,099
Less capitalized interest	(7,229)	(4,887)	(1,244)
	231,709	146,355	262,574

(a)	In 2019 the income corresponds to the proceeds from the sale of CPAO’s to Mizuho Bank Ltd. (Note 28 b)

(b)	In 2021, the variation in interest corresponds mainly to Inversiones en Autopistas S.A. which decreased by S/4.5 million due to the loan with BCI Peru (Nota 18-d) and AENZA S.A.A, which decreased by S/4.8 million due to the cancellation of the debt with CS Peru Infrastructure Holdings LLC (Note 18 a-iii); on the other hand, Cumbra Peru increased by S/5 million for various promissory notes.

(c)	In 2021, the increase is mainly generated by the effect of the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/32.6 million (Note 12), due to the variation of the discount rate applied, which increased from 1.65% to 2.73%. Additionally, increase by the effect of the present value of the account payable according to the Acta de Acuerdo Preparatorio de Colaboración y Beneficios – “The Agreement” for S/17 million (Note 1-d).

(d)	In 2021, the increase corresponds entirely to Inversiones en Autopistas S.A. for the recognition of the fair value of the loan with BCI Peru (Note 18-d).

28	OTHER INCOME AND EXPENSES, NET

For the years ended December 31, these items include the following:

	2019	2020	2021
Other income:
Change in contract of the call option (a)	-	-	70,322
Sale of assets	12,748	9,118	9,618
Recovery of provisions and impairments	23,279	6,501	6,070
Insurance compensation	-	156	3,728
Penalty income	984	1,168	1,883
Supplier debt forgiveness	19,026	14,545	-
Profit from Mizuho Bank Ltd. agreement (b)	89,688	-	-
Trademarks revaluation	20,676	-	-
Others	13,384	4,072	5,593
	179,785	35,560	97,214

Other expenditures:
Asset impairment (c)	329,670	103,074	20,285
Civil repair to the Peruvian Government	69,150	64,571	86
Legal and tax litigation (d)	49,754	32,186	59,184
Net cost of fixed assets disposal	6,667	6,478	7,794
Provision for well closure	4,055	112	7,211
Disposal of property, plant and equipment	14,394	501	3,764
Present value of the call option	4,697	2,326	-
Administrative fine	1,423	2,056	2,068
Renegotiation of contract with suppliers	-	4,889	176
Others	26,729	549	1,123
	506,539	216,742	101,691
	(326,754)	(181,182)	(4,477)

a)	In 2021, the subsidiary Cumbra Peru S.A. renegotiated the payment for the purchase of shares from the minority of the subsidiary Morelco S.A.S., such renegotiation ended with the signing of a new acquisition agreement for an amount of US$15.4 million, disregarding the original put option agreement. Consequently, the Company recorded “other income - results from valuation of financial instruments” for an amount of S/70.3 million in the statement of income in 2021 (Note 21-c).

b)	Corresponds to the refinancing agreement linked to the contract signed between Tren Urbano de Lima S.A. and Mitzuho Bank Ltd. where the Company acted as an endorsement of the transaction. Under the contract, a bond letter was issued with Mitzuho Bank Ltd. for it to be covered with a financial derivative required for the closing of the CPAOs purchase operation of the Expansion Project. The contract further indicated that in the event that the bank refinanced the debt obtained for the purchase of the CPAOS, the Company received 70% of the gains obtained.

c)	In 2021, corresponds mainly to the impairment of other accounts receivable of S/19.9 million, as a consequence of the financial obligation assumed by AENZA S.A.A. in favor of Adexus S.A.(Note 13-i). In 2020, corresponds to: i) impairment of other accounts receivable generated by the subsidiary Concesionaria Vía Expresa Sur S.A. for S/55.8 million, as a consequence of the new estimates of the Company on the recovery of the investment it maintains in the project; ii) impairment of other accounts receivable of CAM Holding S.p.A. for S/12.5 million for claims accepted against the guarantee account; iii) impairment of trade receivables generated by the subsidiary Unna Transporte S.A.C. for S/33.7 million to the Regional Government of Cusco iv) other minor for S/0.5 million of other receivables and S/0.5 million of trade receivables. In 2019, corresponds to a impairment of accounts receivable from GSP for S/276 million; the subsidiary Promotora Larco Mar SA recognized an impairment in its assets in progress for S/18.2 million; the subsidiary Cumbra Peru S.A. recognized an impairment of intangibles for S/35.4 million

d)	In 2021, corresponds mainly to the penalty imposed by the Technical Secretariat of INDECOPI to the subsidiary Cumbra Peru S.A. for S/28.1 million and to the subsidiary Unna Transporte S.A.C. for S/2.4 million (Note 22-a), additionally, tax penalties for income tax in AENZA S.A.A. for S/18.2 million, Cumbra Peru S.A. for S/9.5 million and Cumbra Ingenieria S.A. for S/0.9 million. In 2020, exposure of the fine by the Technical Secretariat of INDECOPI of the subsidiary Cumbra Peru for S/24.5 million (Note 22-a) and other minor proceedings for S/7.7 million. In 2019, corresponds to the Class Action civil lawsuit in AENZA S.A.A for S/49.7 million.

29	TAX SITUATION

a)	Each company of the Corporation is individually subject to the applicable taxes in Peru, Chile and Colombia. Management considers that it has determined the taxable income under general income tax laws in accordance with the tax legislation current effective of each country.

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

c)	The income tax expense shown in the consolidated statement of income comprises:

	2019	2020	2021

Current income tax	113,062	52,556	107,721
Deferred income tax (Note 24)	206,894	9,652	(64,021)
Income tax expense	319,956	62,208	43,700

d)	The Corporation’s income tax differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit reported by of the consolidated companies, as follows:

	2019	2020	2021

Loss before income tax	(474,726)	(111,212)	(46,614)

Income tax by applying local applicable tax
rates on profit generated in the respective countries	(141,370)	(34,133)	(13,182)
Tax effect on:
- Non-deductible expenses	84,832	47,761	33,489
- Provision of tax contingencies	7,079	(3,421)	14,240
- Change in prior years estimations	36,529	2,213	8,492
- Unrecognized deferred income tax asset	82,424	24,930	1,459
- Equity method (profit) loss	(64)	(227)	254
- Non-taxable income	(1,195)	(22)	(57)
- Reversal of deferred income tax asset	174,716	7,950	-
- Non-recoverable item	85,301	19,794	-
- Adjustment for changes in rates of income tax	622	(240)	-
- Others	(8,918)	(2,397)	(995)
Income tax	319,956	62,208	43,700

e)	The theoretical tax disclosed is the result of applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Corporation is domiciled. In this sense, companies domiciled in Peru, Chile, and Colombia applied in 2021 income tax rates of 29.5%, 27% and 31% respectively (29.5%, 27% and 32% for 2020). Red Vial 5 S.A., Tren Urbano de Lima S.A., Concesionaria Via Expresa Sur S.A. and Unna Energia S.A. (Blocks III and IV) have legal stability contracts signed with the Peruvian Government in force during the term of the associated concessions. Therefore, the consolidated theoretical amount is obtained from the weighting of the profit or loss before income tax and the applicable income tax rate.

	Rates	Utility
	Taxes	before the
	local	Tax	Tax
Country	Applicable	to Rent	to rent
	(A)	(B)	(A)*(B)

2019
Peru	29.50%	(1,612,192)	(475,596)
Peru - Red Vial 5 S.A.	27.00%	24,066	6,498
Peru - Tren Urbano de Lima S.A.	30.00%	121,080	36,324
Peru - Via Expresa Sur S.A.	30.00%	(17,752)	(5,326)
Peru - Unna Energia S.A.	29.00%	35,421	10,272
Chile	27.00%	(38,177)	(10,307)
Colombia	33.00%	(11,824)	(3,902)
Bolivia	25.00%	681	170
Mexico	30.00%	1,261	378
Unrealized gains		1,022,711	300,119
		(474,725)	(141,370)

	Rates	Utility
	Taxes	before the
	local	Tax	Tax
Country	Applicable	to Rent	to rent
	(A)	(B)	(A)*(B)
2020
Peru	29.50%	(130,909)	(38,612)
Peru - Red Vial 5 S.A.	27.00%	(2,029)	(548)
Peru - Tren Urbano de Lima S.A.	30.00%	87,521	26,256
Peru - Via Expresa Sur S.A.	30.00%	(53,697)	(16,109)
Peru - Unna Energia S.A.	29.00%	(1,930)	(540)
Chile	27.00%	5,401	1,458
Colombia	32.00%	(11,178)	(3,577)
Bolivia	25.00%	(13)	(3)
México	30.00%	(1,283)	(385)
Unrealized gains		(3,095)	(2,073)
		(111,212)	(34,133)

2021
Peru	29.50%	(76,324)	(22,516)
Peru - Red Vial 5 S.A.	27.00%	40,473	10,928
Peru - Tren Urbano de Lima S.A.	30.00%	61,484	18,445
Peru - Via Expresa Sur S.A.	30.00%	(3,804)	(1,141)
Peru - Unna Energia S.A.	29.00%	24,699	6,916
Chile	27.00%	(71,692)	(19,357)
Colombia	32.00%	1,040	322
Bolivia	25.00%	59	15
México	30.00%	(288)	(86)
Unrealized gains		(22,261)	(6,708)
		(46,614)	(13,182)

f)	Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years - from January 1 of the year after the date when the tax returns are filed (open fiscal year). Therefore, years 2017 through 2021 are subject to examination by the tax authorities. Management considers that no significant liabilities will arise as a result of these possible tax examinations. Additionally, income tax returns for fiscal years 2018 to 2021 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns have been filed. Fiscal years 2019, 2020 and 2021 are open for tax audit by Colombian tax authorities. Colombian tax authorities are entitled to audit two consecutive years following the date the income tax returns were filed.

g)	In accordance with current Peruvian legislation, for purposes of determining income tax and general sales tax, the transfer prices of transactions with related companies and companies resident in low or no tax territories must be considered, for which purpose documentation and information must be available to support the valuation methods used and the criteria considered for their determination (transfer pricing rules). The Tax Administration is authorized to request this information from the taxpayer. Based on the analysis of the Company’s operations, Management and its legal advisors estimate that the transfer prices of transactions with related companies are based on market conditions, similar to those agreed with third parties, as of December 31, 2021.

h)	Temporary tax on net assets (ITAN)

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

i)	In 2019, certain operations have not been recognized to have impact on income tax such as: additional impairment of investments in GSP (Negocios del Gas S.A.) S/67 million, account receivable from the tax authorities converted to a contingent asset (Cumbra Peru S.A.) amount to S/7.7 million and write-offs of non-recoverable assets (Concesionaria Via Expresa Sur S.A. and Promotora Larcomar S.A.) equal to S/10.8 million.

j)	The current income tax payable, after applying the corresponding tax credits and whose due date is up to the first week of April of the following year, includes mainly:

-	Unna Energia S.A. S/29.3 million in 2021
-	Viva Negocio Inmobiliario S.A. S/1.6 million en 2021
-	Morelco S.A.S. S/4.8 million in 2021

30	OTHER COMPREHENSIVE INCOME

The analysis of this account is reflected below:

				Exchange
		Foreign	Increase in	difference from net
		currency	fair value of	investment
	Cash flow	translations	available-for	in a foreign
	hedge	adjustment	sale assets	operation	Total

As of January 1, 2019	588	(62,390)	7,461	(9,954)	(64,295)
(Charge) credit for the year	8	(6,892)	-	-	(6,884)
Tax effects	(2)		-	-	(2)
Other comprehensive income of the year	6	(6,892)	-	-	(6,886)
As of December 31, 2019	594	(69,282)	7,461	(9,954)	(71,181)

As of January 1, 2020	594	(69,282)	7,461	(9,954)	(71,181)
(Charge) credit for the year	(594)	8,158	-	708	8,272
Other comprehensive income of the year	(594)	8,158	-	708	8,272
As of December 31, 2020	-	(61,124)	7,461	(9,246)	(62,909)

(Charge) credit for the year	-	(5,957)	-	(425)	(6,382)
Other comprehensive income of the year	-	(5,957)	-	(425)	(6,382)
As of December 31, 2021	-	(67,081)	7,461	(9,671)	(69,291)

The amounts in the above table only represent amounts attributable to the Company’s controlling interest, net of tax. The table below shows the movement in other comprehensive income per year:

	2019	2020	2021
Controlling interest	(6,886)	8,272	(6,382)
Non-controlling interest	(1,734)	114	(33)
Total value in OCI	(8,620)	8,386	(6,415)

31	CONTINGENCIES, COMMITMENTS, AND WARRANTIES

In the opinion of Management and its legal advisors, the provisions registered mainly for civil lawsuits, labor dispute processes, contentious and administrative processes and tax claims are sufficient to cover the results of these probable contingencies (Note 22).

a) Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/288.8 million according to the following detail:

Claim process before SUNAT regarding the results of income tax audits from 2014 to 2016 amounting to S/211.6 million (S/109.2 million of AENZA S.A.A., S/78.8 million of Cumbra Peru S.A., S/17.2 million of Cumbra Ingenieria S.A., S/3 million of CCDS, S/2.5 million of Consorcio Constructor Chavimochic and S/0.9 million of Unna Transporte S.A.C.).

Appeal process before the Tax Court regarding the results of income tax audits for the years 2009, 2012 to 2014 and 2016 amounting to S/77.2 million (S/46.1 million of AENZA S.A.A., S/22.5 million of Cumbra Peru S.A., S/5.1 million of Cumbra Ingenieria S.A. and S/3.5 million of Viva Negocio Inmobiliario S.A.).

Management estimates that all the afore mentioned processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b) Other contingencies

The Company considers that the maximum exposure for other contingencies of the Corporate amounts to S/84.7 million according to the following detail:

- Administrative processes amounting to S/12.6 million (Cumbra Peru S.A. for S/5.4 millon,Tren Urbano de Lima S.A. for S/4.9 million, AENZA S.A.A for S/2 million and Unna Energia S.A. for S/0.3 million).

- Civil lawsuits, mainly related to indemnities for damages, contract terminations and obligations to pay a sum of money amounting to S/59.8 million (Cumbra Peru S.A. for S/52.6 million, Red Vial 5 S.A. for S/1.5 million, Cumbra Ingenieria S.A. for S/3.8 million, Unna Transporte S.A.C for S/1.1 million and Viva Negocio Inmobiliario S.A. for S/0.8 million).

- Contentious administrative process, corresponding mainly to non-compliance amounting to S/3.7 million (Unna Energia S.A. for S/1.9 million, Morelco SAS for S/1.1 million and Cumbra Peru S.A. for S/0.7 million).

- Labor dispute processes amounting to S/8.6 million (Morelco SAS for S/5.9 million, Unna Energia S.A. and subsidiaries for S/1.9 million, Unna Transporte S.A.C for S/0.6 million and Viva Negocio Inmobiliario S.A. for S/0.2 million).

c) Letters bonds and guarantees

The Corporate maintains letters of guarantee and guarantees in force in various financial institutions guaranteeing operations for US$372.4 million (US$427.5 million as of December 31, 2020).

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

On April 30, 2019, an addenda No. 01 was signed to the shareholders Agreement, which modifies:

Section 7.3 sale option in favor of the Initial shareholder, for the following:

“As of December 31, 2020 and for a term of six (6) months, the initial shareholder may exercise a selling option, only once, for a number of shares held by the Initial shareholder equivalent to sixty-six point sixty-seven percent (66.67%) of the shares held by the Initial shareholder at the time of exercising the Low sale option this sub-clause (sale option 1). As of December 31, 2022 and for a term of six (6) months, the Initial shareholder may at any time exercise a sale option, for one time only, for the totality and not less than the totality of the shares held by the Initial shareholder at the time of exercising the sale option under this subclause. Notwithstanding the foregoing, if Cumbra Peru S.A. does not fulfill its obligations subject to the option of sale 1 within the period indicated in paragraph b of this Section 7.3, the term established for the exercise of option 2 is accelerated and may be exercised by the Initial shareholder at any time after the day following expiration of said period by sending a Notification of the option of sale to Cumbra Peru S.A., so that in such event Cumbra Peru S.A. will only fulfill its obligations by purchasing one hundred (100%) of the shares held by the previous shareholder”.

In 2021, Cumbra Peru renegotiated the terms of the Agreement and on December 15, 2021 acquired directly and indirectly (through its subsidiary Cumbra Inversiones Colombia S.A.S) the entire non-controlling interest for US$15.4 million and maintains a payable of US$7 million (equivalent to S/28 million - Note 21 c). As a result of the renegotiation of the put option liability, the Company recognized income of S/70.3 million in item “other income and other expenses, net” (Note 28) and derecognized the non-controlling interest.

33	DIVIDENDS

In compliance with certain covenants the Company will not pay dividends, except for the transactions with non-controlling interests described in Note 35). Certain debt or other contractual obligations may restrict the ability to pay dividends in the future. Additionally, the “Preparatory Agreement for Effective Collaboration” does not permit the distribution of dividends until 40% of the total amount of the committed Civil Redress described in Note 1-d) has been amortized.

For the period ended December 31, 2021, the Corporation’s subsidiaries have paid dividends to their noncontrolling unitholders of S/43 million (S/82.4 million for the same period in 2020).

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

For the periods ended December 31, 2019, 2020 and 2021, the basic loss per common share is as follows:

		2019	2020	2021

Loss attributable to owners of the Company during the period		(884,721)	(217,871)	(153,210)
Weighted average number of shares in issue at S/1.00 each, at December 31,		822,213,119	871,917,855	871,917,855
Basic loss per share (in S/)	(*)	(1.076)	(0.250)	(0.176)

		2019	2020	2021

Loss from continuing operations attributable to owners of the Company during the period		(840,762)	(200,947)	(126,436)

Weighted average number of shares in issue at S/1.00 each, at December 31,		822,213,119	871,917,855	871,917,855

Basic loss per share (in S/)	(*)	(1.023)	(0.230)	(0.145)

(*)	The Corporation does not have common shares with dilutive effects as of December 31, 2019, 2020 and 2021.

35	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)	Acquisition of additional non-controlling interest

During 2016, GyM Chile S.P.A. acquired additional 13.69% of shares in Vial y Vives - DSD S.A. at a total purchase price of S/51.1 million; the carrying values of the non-controlling interest at the dates of acquisitions totaled S/35.7 million. The Corporation discontinued recognizing the related noncontrolling interest, recording a decrease in equity attributable to owners of the Company of S/15.4 million. As of December 31, 2021, there is an outstanding balance of S/25.3 million (S/27.6 million in 2020) (Note 21).

b)	Contributions (returns) from non-controlling shareholders

Corresponds to the contributions and returns made by the partners of the subsidiary Viva Negocio Inmobiliario S.A. for the realization of real estate projects. As of December 31, the balances include:

	2019	2020	2021

Contributions received	152	18	182
Returns of contributions	(33,148)	(15,743)	(27,286)
Decrease in equity of non controlling parties	(32,996)	(15,725)	(27,104)

36	OPERATIONS OF SUBSIDIARY ADEXUS S.A. RECLASSIFIED AS DISCONTINUING OPERATIONS

On November 19, 2019, Adexus filed a petition for bankruptcy reorganization under Chilean Law 20,720 before the Chilean courts. As a result, the Company impaired the total investment in that subsidiary at the end of 2019. On January 9, 2020, the Company reported that the meeting of creditors of Adexus approved with the favorable vote of more than 80% of the pledgees and 85% of the secured creditors, respectively, the judicial reorganization agreement proposed by Adexus under the reorganization proceeding.

On December 27, 2021, the Company entered into a purchase and sale agreement for its entire interest (representing 100%) in Adexus S.A. (hereinafter “Adexus”). The sale price was agreed at US$1. On January 5, 2022, the Judicial Court in this case approved the modification of the Judicial Reorganization Agreement filed by Adexus, which allows the transfer of Adexus shares.

The financial result and cash flow information of the discontinued operation related to Adexus S.A. is presented below:

	2019	2020	2021

Revenues	252,857	167,624	162,967
Operating costs	(244,183)	(157,268)	(157,299)
Gross profit	8,674	10,356	5,668

Administrative expenses	(34,744)	(18,896)	(21,698)
Other (expenses) income, net	(12,740)	(1,664)	20
Operating loss	(38,810)	(10,204)	(16,010)

Financial expenses	(24,359)	(10,588)	(15,847)
Financial income	2,625	104	121
Loss before income tax	(60,544)	(20,688)	(31,736)
Income tax	16,585	3,764	4,962
Loss from discontinued operations	(43,959)	(16,924)	(26,774)
Net effect in consolidated	(43,959)	(16,924)	(26,774)

Cash flows relating to the discontinued operations are as follows:

Operating cash flows	437	27,894	786
Investing cash flows	-	(3,301)	(3,573)
Financing cash flows	(1,250)	(21,016)	8,449
Net increase generated in subsidiary	(813)	3,577	5,662

37	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

a) Capital increase

In accordance with the terms and conditions of the convertible bond, holders of 11,000 Convertible Bonds, each with a par value of US$1,000 and for a principal amount equivalent to US$11 million, communicated the exercise of their conversion rights.

On February 28, 2022, the Company issued provisional certificates for 37,801,073 new common shares, with a nominal value of S/1.00 each, with voting rights, and they are fully subscribed and paid. Therefore, the Company increased its capital stock from S/871,917,855 to S/ 909,718,928; and with respect to the convertible bonds, the principal balance to date amounts to US$79 million.

Additionally, on March 31, 2022, holders of 78,970 convertible bonds, each for a par value of US$1,000. 00 and for a principal amount equivalent to US$78,970,000, have communicated the exercise of their conversion right. The company converted the bonds, as well as paid the accrued interest to the bondholders who have exercised their conversion rights. As a consequence, we issued provisional certificates for 287,261,051 new common shares. Therefore, our capital stock has increased from S/909,718,928 to S/1,196,979,979. After this last conversion of the convertible bonds, the bonds have been fully cancelled.

b) Bridge Loan

On March 17, 2022, the company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The proceeds of this loan will be used, among other corporate purposes, to execute the mandatory redemption of the bonds convertible into shares of our company. The financing will be repaid over a period of 18 months, and will be secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a trust over the shares of Viva Negocio Inmobiliario S.A. (second lien), and a pledge on our shares in Unna Energía S.A. (first lien).

c) Shareholder class action lawsuits

As of the date of this report, the amount derived from the shareholder class action lawsuits in the Eastern District Court of New York, explained in Note 22, has been paid in full.

d) Concesionaria Chavimochic S.A.C.

On April 19, 2022, a joint agreement was signed to request the arbitration tribunal - taking into consideration that there is an ongoing arbitration filed by the concessionaire in 2017 - to suspend the issuance of the arbitration resolution.

According to the signed minutes, the deadline for negotiations between the Ministry of Agriculture and Irrigation and the Chavimochic concessionaire is 60 working days, and this deadline may be extended 30 working days for the signing of the addendum to the contract, which will allow the concessionaire to finish the Palo Redondo dam, which is currently 70% complete.