Form 20-F
period 2022-12-31
AENZA S.A.A.
filed 2023-05-16
CIK 1572621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Zoila Horna Zegarra, Corporate Legal Vice President
Tel. 011-51-1-213-6565
relacion.inversionistas@aenza.com.pe
Av. Petit Thouars 4957
Miraflores
Lima 34, Peru

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value s/1.00 per share American Depositary Shares, each representing fifteen Common Shares	AENZ	New York Stock Exchange* New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of the American Depositary Shares representing those common shares.

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2022	1,196,979,979 shares of common stock

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes  ☒    No  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

ii

Part I. INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company,” “the group” and “AENZA” in this annual report are to AENZA S.A.A. (formerly, “Graña y Montero S.A.A.”), a publicly-held corporation (sociedad anónima abierta) organized under the laws of the Republic of Peru (“Peru”). In this annual report, we refer to our principal subsidiaries, joint operations, joint ventures and associated companies as follows: (i) in our Infrastructure segment: Red Vial 5 S.A. as “Norvial”; Carretera Andina del Sur S.A. as “Survial”; Carretera Sierra Piura S.A.C as “Canchaque”; Tren Urbano de Lima S.A. (formerly, GyM Ferrovías S.A.) as “Línea 1”; Concesionaria La Chira S.A. as “La Chira”; and UNNA Transporte S.A.C. (formerly Concar S.A.C.) as “UNNA Transporte”; (ii) in our Energy segment: UNNA Energía S.A. (formerly GMP S.A.) as “UNNA Energía”; (iii) in our Real Estate segment: Viva Negocio Inmobiliario S.A. (formerly Viva GyM S.A.) as “Viva” and Inmobiliaria Almonte S.A.C. as “Almonte”; and (iv) in our Engineering and Construction (“E&C”) segment: Cumbra Peru S.A. (formerly GyM S.A.) as “Cumbra”; Vial y Vives—DSD S.A. as “Vial y Vives—DSD”; Cumbra Ingeniería S.A. (formerly GMI S.A.) as “Cumbra Ingeniería”; Morelco S.A.S. as “Morelco”. For more information on our subsidiaries, joint operations, joint ventures or associated companies, see Notes 6A, 6B, 6C and 14 to our audited annual consolidated financial statements included in this annual report.

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

We manage our business in four segments: (i) Infrastructure; (ii) Energy; (iii) Real Estate and (iv)  E&C. Prior to 2021, our Energy segment was part of our Infrastructure segment; however, during the fourth quarter of 2021, we changed our segment reporting to separately report our Energy business as its own segment. The historical segment financial information included in this annual report has been adjusted accordingly. For information on our results of operations by business segment, see Note 7 to our audited annual consolidated financial statements included in this annual report. In addition, on December 27, 2021, we sold Adexus S.A. (“Adexus”), our technical services subsidiary. As a result, our financial information included in this annual report has been adjusted accordingly. Our segment data presents Adexus as a parent company operation not part of any of our four business segments. See Note 35 to our audited annual consolidated financial statements included in this annual report.

Non-IFRS Data

In this annual report, we present adjusted EBITDA and adjusted EBITDA margin, non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present adjusted EBITDA and adjusted EBITDA margin because we believe they provide readers with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses adjusted EBITDA and adjusted EBITDA margin, among other measures, for internal planning and performance measurement purposes. We believe that adjusted EBITDA and adjusted EBITDA margin are useful in evaluating our operating performance compared to other companies operating in our sectors because the calculation of adjusted EBITDA generally eliminates the effect of financing and income tax expenses and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. Adjusted EBITDA should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). Adjusted EBITDA and adjusted EBITDA margin, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

We define adjusted EBITDA as net profit plus: financial (expense) income, net; income tax expense; and depreciation and amortization and adjusted EBITDA margin as adjusted EBITDA over revenues.

Currency Translations

Our consolidated financial statements are prepared in soles. For a description of our translation of amounts in currencies other than soles in our consolidated financial statements, see Note 2.C to our audited annual consolidated financial statements included in this annual report.

We have translated some of the soles amounts contained in this annual report into U.S. dollars and some U.S. dollars amounts contained in this annual report into soles, for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles amounts to U.S. dollars and U.S. dollars amounts into soles was S/3.82 to US$1.00, which was the average sale exchange rate for December 31, 2022 reported by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). For conversions of macroeconomic indicators (particularly in “Item 5.D. Operating and Financial Review and Prospects—Trend Information” in this annual report), average annual exchange rates for the currencies of each of the countries addressed are used. The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Backlog

This annual report includes our backlog (indicative of future revenues expected to be realized in relation to signed contracts) for part of our Infrastructure segment and our E&C, and Real Estate segments. We do not include backlog in this annual report in: (i) our Infrastructure segment for our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; and (ii) our Energy segment because: (a) our revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and their market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel stored and dispatched. When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. Backlog is not a measure defined by IFRS, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. Backlog is not audited. We have revised historical backlog data included in this annual report to exclude the presentation of entities that are presented as discontinued operations. For our definition of backlog, see “Item 4.B. Information on the Company—Business Overview—Backlog.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.”

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

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the infrastructure, energy, real estate, and engineering and construction services industries in Peru and elsewhere in Latin America. We have made these estimates on the basis of our management’s knowledge and statistics and other information, which we believe to be the most recently available as of the date of this annual report, from government agencies, industry professional organizations, industry publications and other sources. While we believe these estimates to be accurate as of the date of this annual report, we have not independently verified the data from third-party sources and our internal data has not been verified by any independent source. In this annual report we present gross domestic product (“GDP”) both on a nominal and real basis. Real GDP is nominal GDP adjusted to exclude the effect of inflation. Unless otherwise indicated, references to GDP are to real GDP.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including, among others:

●	the impact on our business reputation from our previous and minimal ongoing association with affiliates of Odebrecht S.A. (“Odebrecht”) in Peru and our alleged participation in what is referred to as the “construction club” in Peru;

●	the potential effects of investigations of our company and certain former directors and senior managers of our company, or any future investigations regarding corruption or other illegal acts, including our agreement with Peruvian prosecutorial authorities (“Collaboration and Benefits Agreement”), which includes, among other restrictions, significant penalties, admissions of guilt and temporary ban from entering into new contracts with the Peruvian government;

●	our ability to fund our working capital and other obligations, through cash flow from operating activities, financing sources or the sale of assets;

●	our ability to comply with the covenants in our debt instruments or obtain waivers in the event of non-compliance;

●	our ability to obtain financing on favorable terms, or at all, including performance bonds and similar financings required in the ordinary course of our business;

●	our ability to consummate asset sales or other strategic transactions on favorable terms and on a timely basis, or at all;

●	global macroeconomic conditions, including commodity prices;

●	economic, political and social conditions in the markets in which we operate, including the political disputes between the executive branch and congress in Peru, the drafting of a new constitution in Chile, and the recent elections in Colombia;

●	major changes in governmental policies at the national, regional and municipal levels such as in connection with infrastructure concessions, investments in infrastructure and affordable housing subsidies;

●	social conflicts that disrupt infrastructure projects, particularly in the mining sector;

●	interest rate fluctuation, inflation and devaluation or appreciation of the Peruvian sol, or Chilean peso or Colombian peso, in relation to the U.S. dollar (or other currencies in which we receive revenue);

●	our backlog may not be a reliable indicator of future revenues or profit;

●	the cyclical nature of some of our business segments;

●	the level of capital investments and financings available for infrastructure projects of the types that we perform, both in the private and public sectors;

●	competition in our markets, both from local and international companies;

●	volatility in global prices of oil and gas, particularly as a result of the conflict in Russia and Ukraine;

●	changes in real estate market prices, customer demand, preference and purchasing power and financing availability and terms;

●	our ability to obtain zoning and other license requirements for our real estate development;

●	changes in tax, environmental, health and safety, or other laws and regulations;

●	natural disasters, severe weather or other events that may adversely impact our business; and

●	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors” of this annual report.

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

Risks Related to Key Developments

●	The outcome of investigations regarding potential corruption or other illegal acts could have a material adverse effect on our business, financial condition and results of operations.

●	We were in default under certain of our debt instruments in the past, and we cannot assure you that we will not be in default under our debt instruments in the future, or that we will be able to obtain additional waivers in the event of any future defaults.

●	We may not have sufficient cash or access to funding to meet our extraordinary payment obligations.

●	We may be unable to access financing that we need to operate our business on favorable terms or at all.

Risks Related to Our Company

●	Global economic conditions could adversely affect our financial performance.

●	We face significant competition in each of our markets.

●	Social conflicts may disrupt infrastructure projects and ongoing operations.

●	Failure to comply with, or changes in, laws or regulations could have a material adverse effect on our business and financial performance.

●	We are exposed to the risk of increasing environmental legislation and the broader impacts of climate change.

●	Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.

●	Debarment from participating in government bidding processes could have an adverse impact on our business and financial performance.

Additional Risks Related to our Infrastructure Business

●	Our return on our investment in our concessions may not meet estimated returns.

●	Governmental entities may prematurely terminate our concessions and similar contracts under various circumstances, some of which are beyond our control.

●	We are exposed to risks related to the operation and maintenance of our concessions and similar contracts.

●	We may not be successful in obtaining new concessions.

Additional Risks Related to our Energy Business

●	A substantial or sustained decline in oil prices would adversely affect our financial performance.

●	Our reserves estimates depend on many assumptions that may turn out to be inaccurate and are not subject to review by independent reserve auditors.

●	We may not be able to finance our mandatory capital expenditure requirements in connection with our oil and gas operations.

Additional Risks Related to our Engineering and Construction Business

●	We are vulnerable to the cyclical nature of the end-markets we serve.

●	Decreases in capital investments by our clients may adversely affect the demand for our services.

●	Our business may be adversely affected if we incorrectly estimate the costs of our projects.

Additional Risks Related to our Real Estate Business

●	We are exposed to risks associated with the development of real estate.

●	Real estate prices may decline.

●	Our business may be adversely affected if we are not able to obtain the necessary licenses and/or authorizations for our developments on a timely basis.

●	We may experience difficulties in finding desirable land and increases in the price of land may increase our cost of sales and decrease our earnings.

●	Changing market conditions may adversely affect our ability to sell home inventories in our land and at expected prices.

Risks Related to Peru

●	Economic, social and political developments in Peru could adversely affect our business and financial performance.

●	Fluctuations in the value of Peruvian sol could adversely affect financial performance.

●	Inflation could adversely affect our financial performance.

●	Earthquakes, severe weather and other natural disasters could adversely affect our business and financial performance

Risks Related to Chile, Colombia and other Latin American Countries

●	We face risks related to our operations outside of Peru.

Risks Related to our American Depositary Shares (“ADSs”)

●	We have identified material weaknesses in the operational effectiveness of information technology general controls (“ITGCs”) related to some of our information technology (“IT”) systems and in the design and implementation of process-level control activities related to the recognition of revenue and costs within our E&C segment, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs.

Risks Related to Key Developments

Geopolitical conflicts could affect Latin American economies and our businesses

We are subject to geopolitical risks, including Russia’s military invasion of Ukraine and its possible escalation. This geopolitical conflict is affecting international energy prices and global inflation, which may affect aggregate demand and economic growth expectations. Global oil prices reached pre-COVID-19 levels by the end of 2020, increased in 2021 due to supply shocks and the resurgence of demand, and, more recently, rose sharply in early 2022 due to the conflict between Ukraine and Russia. The effects of this conflict and other geopolitical situations could adversely affect the economies of the countries in which we operate our businesses, especially with regards to investments and our ability to refinance our debt.

We cannot assure you that oil prices will decrease in the future (although increased oil prices would benefit revenues in our Energy segment). Substantial increases in the prices of the commodity generally, as a result of geopolitical conflicts or otherwise, result in increases in our suppliers’ operating costs and, consequently, lead to increases in the prices they charge for their products. See “Increases in the prices of energy, raw materials, equipment or wages could increase our operating costs.”

Our reputation has been adversely affected by criminal investigations and administrative proceedings relating to allegations of past corruption

Our reputation has been adversely affected by criminal investigations and administrative proceedings relating to allegations of corruption with respect to events during the period from 2004 to 2016 in connection with the construction and operation of certain infrastructure projects in Peru in which we participated with Odebrecht. Our reputation has also been adversely affected by investigations and administrative proceedings arising from our alleged participation in a “construction club” that colluded to procure government contracts during the period from 2002 to 2016. Furthermore, in May 2021, we entered into a Collaboration and Benefits Agreement with Peruvian prosecutorial authorities, by which we have acknowledged that certain of our former directors and senior managers have used the company to commit wrongdoing and, as a result, we have agreed to indemnify the Peruvian government for the resulting damages. On September 15, 2022, we signed the final Collaboration and Benefits Agreement (“Final Collaboration and Benefits Agreement”). The validity of the agreement is subject to consent (control of legality) by the Judiciary, and its specific terms and conditions are subject to confidentiality.

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

In December 2018, Cumbra was formally included as a civilly responsible third party, along with 11 other construction companies, in the criminal investigation conducted by a Peruvian public prosecutor with respect to an alleged “construction club” that colluded to receive public contracts. In October 2021, the prosecutor filed a motion to criminally charged Cumbra and another of our subsidiaries, UNNA Transporte, and other companies in the construction sector in Peru, as well as a former director and former senior managers of our company, with collusion and other alleged crimes.

Additionally, Peruvian prosecutors have included José Graña Miró Quesada, the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a former board member of our company and former chairman of our subsidiary Cumbra, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South (tranche II) project concession, in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña Miró Quesada and Hernando Graña Acuña, as well as Juan Manuel Lambarri, the former chief executive officer of our subsidiary Cumbra, have been charged in connection with Tranches 1 and 2 of the Lima Metro. On February 9, 2022, the Peruvian press reported that Peruvian prosecutorial authorities entered into plea agreements with José Graña Miró Quesada and Hernando Graña Acuña. On January 3, 2023, the plea agreement with José Graña Miró Quesada received judicial approval and on January 18, 2023, the plea agreement with Hernando Graña Acuña received judicial approval. These plea agreements are confidential under Peruvian law and we, therefore, do not know their content, however, they may include information related to wrongdoing or knowledge of improper behavior while José Graña Miró Quesada and Hernando Graña Acuña were at the company. We cannot assure you what they will ultimately say to government authorities, or that their statements will not adversely affect the company’s reputation.

Following internal investigations of the events covered by the criminal investigations described above, the company provided all evidence found during its internal investigation to Peruvian prosecutorial authorities within the framework of a settlement and cooperation agreement process, in line with the company’s commitment to transparency and integrity. On September 15, 2022, we signed a Final Collaboration and Benefits Agreement (Acuerdo de Colaboración Eficaz y Beneficios) with Peruvian prosecutorial authorities (the “Final Agreement on Settlement and Cooperation”), by which we acknowledged that certain former directors and former senior managers have used the company to commit wrongdoings and, as a result, we have agreed to indemnify the Peruvian government for the resulting damages. The validity of the agreement is subject to consent (control of legality) by the Judiciary, and its specific terms and conditions are subject to confidentiality. Once the agreement is approved, the Prosecutor’s Office will be obligated pursuant to the terms of the agreement, to request the complete exemption of the company from the scope of Law 30737 and its implementing regulation approved by Decreto Supremo No 096-2018-EF with respect to the projects subject to agreement.

Under the Final Collaboration and Benefits Agreement, we have agreed to pay a civil penalty of S/333,326,423.6 and US$40,724,531.00 over 12 years, subject to a statutory interest rate in Peruvian and foreign currency, and to a pledge of collateral valued at S/197.0 million as of the date of the agreement, pursuant to a trust agreement that includes shares issued by a subsidiary of AENZA, a real estate asset guarantee and a debt service guaranty account. Among other conditions, the agreement includes a restriction on participating in new public construction and road maintenance contracts for two years from the approval of the agreement. As of December 31, 2021, we recorded an estimated provision reflecting the present value of the penalty in accordance with accounting standards, which amounted to S/164.6 million and US$18.9 million (in total, S/240.1 million, or approximately US$60.1 million). As of December 31, 2022, we recorded an additional provision of S/11.4 million (approximately US$2.99 million) and recorded the whole amount in nominal value to comply with the provisions set forth in the Final Collaboration and Benefits Agreement entered into on September 15, 2022. The provision was recorded in AENZA.

According to the terms of the Collaboration and Benefits agreement, the civil penalty would cover the total contingency to Peruvian prosecutorial authorities to which the company is exposed as a result of the investigations of past projects in which the company participated with Odebrecht (other than the Chavimochic project) and investigations relating to an alleged participation in the “construction club” (excluding the separate administrative proceedings by the Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (“INDECOPI”)).

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

If we do not comply with applicable laws and regulations designed to combat corruption, we could become subject to fines, penalties or other regulatory sanctions, and our business could suffer

Although we are committed to conducting business in a legal and ethical manner in compliance with local and international legal requirements applicable to our business, and though we have implemented specific policies and procedures to avoid corrupt actions, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or the U.S. Foreign Corrupt Practices Act. Further, while we have obtained Global STD ISO 37001 anti-bribery certifications for our subsidiaries, if any of our employees or representatives violate anti-corruption laws, our business, financial condition and results of operation would be adversely affected.

INDECOPI has initiated an administrative proceeding alleging that certain construction companies in Peru, including our subsidiary Cumbra, colluded to receive public contracts

On February 7, 2022, Cumbra and Unna Transporte were notified of Resolution 038-2021/CLC-INDECOPI, by means of which the National Directorate of Research and Promotion of Free Competition of INDECOPI decided to initiate an administrative sanctioning procedure regarding the alleged horizontal collusive practice in the modality of concerted sharing of suppliers in the market of hiring workers in the construction sector at the national level from 2011 to 2017.

On April 7, 2022, Cumbra and Unna Transporte proposed a cease-and-desist agreement for the early termination of the administrative sanctioning procedure, where they (i) accepted the alleged conduct, (ii) committed to comply with a free competition rules compliance program from 2022 to 2024; and (iii) committed to paying a compensation amounting to S/2.7 million in two installments (the first one within 60 days after the notification of the resolution approving the cessation undertaking and the second one within 12 months). By means of Resolution 054-2022/CLC-INDECOPI, dated August 19, 2022, INDECOPI approved the proposed cease-and-desist agreement and concluded the sanctioning procedure. We cannot predict the outcome of these investigations or proceedings, the timing thereof or how they may impact our business, financial condition and results of operations. We also cannot predict whether INDECOPI will bring additional investigations or proceedings in the future.

INDECOPI has initiated an administrative proceeding alleging anti-competitive practices in the labor market in the construction sector

On February 7, 2022, Cumbra and UNNA Transporte were notified pursuant to INDECOPI Resolution 038-2021/DLC-INDECOPI dated December 28, 2021, that the antitrust authority initiated a sanctioning administrative procedure for the alleged execution of a horizontal collusive practice in the form of concerted distribution of suppliers in the labor market in the construction workers industry nationwide, during the period from 2011 to 2017.

On April 7, 2022, Cumbra and UNNA Transporte submitted a proposal for a cease and desist agreement for the early termination of the administrative sanctioning procedure, in which they (i) acknowledged the alleged conduct, (ii) committed to maintain a compliance program with free competition rules during 2022, 2023 and 2024, and (iii) agreed to pay S/2.7 million in two installments (one after 60 days and the second after 12 months). Pursuant to Resolution No. 054-2022/CLC-INDECOPI dated August 19, 2022, the Commission for the Defense of Free Competition of INDECOPI approved the proposed cease and desist commitment and concluded the sanctioning procedure. As of December 31, 2022, the company estimated a provision amounting to S/1.4 million (approximately US$0.37 million) recognized as of December 31, 2022 (S/4.8 million as of December 31, 2021) related to this proceeding.

On May 9, 2023, our subsidiaries Cumbra and Unna Transporte were notified by INDECOPI, with Resolution 052-2023/CLC-INDECOPI, which formally concludes the administrative sanctioning procedure in first instance for the alleged horizontal collusive practice in the form of concerted distribution of suppliers in the market for hiring workers in the construction sector.

In this regard, by Resolution No. 054-2022/CLC-INDECOPI of August 19, 2022, the Commission for the Defense of Free Competition of INDECOPI approved the cessation of the proposed commitment. According to the established schedule, the Subsidiaries have paid the first installment corresponding to 50% of the amount of the compensation in November 2022 and the next installment, for the remaining 50%, will be paid no later than November 15, 2023; the amount thereof is duly provisioned in the financial statements. Likewise, the Subsidiaries are complying with their commitment to maintain a compliance program, with supervision of INDECOPI.

We cannot predict how the outcome of any such proceedings or how they may impact our business, financial condition and results of operations.

We were in default under certain of our debt instruments in the past, and we cannot assure you that we will not be in default under our debt instruments in the future, or that we will be able to obtain additional waivers in the event of any future defaults

In the past we have been in default on financial covenants and payment obligations under certain of our debt instruments. These defaults have been cured as of the date of this annual report either with the obtainment of waivers or through the repayment in full of these debt instruments. However, we cannot assure you that we will not breach the covenants under our debt instruments in the future and, in such event, that we would be able to obtain the required waivers from our creditors. Failure to successfully obtain waivers could force us to precipitate the sale of assets, including on unfavorable terms, to repay these debt instruments. Moreover, if we are not able to renegotiate the terms of any debt instruments in which we are in default, or repay them promptly, our ability to obtain financings, including performance guarantees or similar financings required under many of our business contracts, would be impaired, which may have a material adverse effect on our business, financial condition and results of operations.

We may not have sufficient cash or access to funding to meet our extraordinary payment obligations

We have significant extraordinary payment obligations. For example, in May 2021, we entered into a Collaboration and Benefits Agreement with Peruvian prosecutorial authorities, under which we will be required to make payments of S/333,326,423.6 and US$40,724,531.00 over 12 years. On September 15, 2022, we signed the Final Collaboration and Benefits Agreement. The validity of the agreement is subject to consent (control of legality) by the Judiciary, and its specific terms and conditions are subject to confidentiality.

On March 17, 2022, we entered into a bridge loan agreement for up to US$120 million and we have used the proceeds to repay certain of our financial and other obligations. The bridge loan is required to be repaid over a period of 18 months ending in October 2023, and is secured by a flow trust (first lien), a trust over the shares of Viva Negocio Inmobiliario S.A. (second lien), and a pledge on our shares in Unna Energía (first lien). We are currently evaluating different debt restructuring plans to refinance the bridge loan.

We cannot assure you that we will have sufficient cash from operations, any sale of assets, or access to equity or debt financing, in order to comply with payments regarding our agreements, or that following any such payments, we will have sufficient cash to continue to operate our business consistent with past practices. In addition, in relation to debt financing, interest rate increases may affect our ability to refinance at competitive rates and may have an adverse impact on results.

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

Our ability to obtain financings will also depend in part upon prevailing conditions in credit and capital markets, which are beyond our control. Emerging markets have been affected by changes in U.S. monetary policy, resulting at times in a withdrawal of investments and increased volatility in the value of their currencies. If interest rates rise significantly in the United States, emerging market economies, including Peru, could find it more difficult and expensive to borrow capital and refinance existing debt. Higher interest rates globally or in Peru would in turn impact our costs of funding.

We cannot assure you that we will be able to obtain new financings in the future on favorable terms or at all. Additionally, we cannot control or predict changes in interest rates, including interest rate policies of the Central Reserve Bank of Peru and the U.S. Federal Reserve.

Also, we may encounter difficulties in obtaining performance bonds or credit support that we require to secure, among other things, bids, advance payments and performance for our projects.

The inability to procure adequate financing or credit on favorable terms or at all could have a material adverse effect on our business, financial condition and results of operation.

There is uncertainty with regard to the amount, timing and manner in which the payment for the termination of the GSP gas pipeline concession will be paid

In November 2015, we acquired a 20% interest in Gasoducto Sur Peruano S.A. (“GSP”) and obtained a 29% interest in Consorcio Constructor Ductos del Sur (“CCDS”) through its subsidiary Cumbra Peru.

On July 22, 2014, GSP signed a concession agreement with the Peruvian Government to build, operate, and maintain a natural gas pipeline to meet the demand of cities in the south of Peru (the “GSP Concession Agreement”). Additionally, GSP signed an engineering, procurement, and construction agreement with CCDS.

We made an investment of US$242.5 million in GSP and had to assume 20% of the performance bond established in the GSP Concession Agreement for US$262.5 million and 21.49% of the guarantee for a bridge loan of US$600 million. On January 24, 2017, the Peruvian Ministry of Energy and Mines (“MEM”) announced the early termination of the GSP Concession Agreement under Clause 6.7 thereof, for not having provided evidence of the financial closing within the contractual term resulting in the immediate enforcement of the performance bond.

The events described in the previous paragraph caused management to recognize an impairment from 2016 to 2019 of its total investment (US$242.5 million), as well as the account receivable resulting from the execution of the counter-guarantees granted by AENZA in favor of the entity issuing the guarantees: for US$52.5 million corresponding to the performance bond and US$129 million corresponding to the corporate guarantee on the bridge loan granted to GSP. According to the Concession Contract, the guarantees were paid on behalf of GSP, therefore, AENZA recognized the right to collect from GSP US$181.5 million, which was recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS as US$73.5 million and lost profits as US$10 million, which correspond to receivables from GSP. See Note 11 to our audited annual consolidated financial statements included in this annual report for the balance of the account receivable from GSP.

On October 11, 2017, the agreement deed for the delivery of the assets of the South Peruvian gas pipeline concession between GSP and MEM was signed. The assets include the works, equipment, facilities and engineering studies provided for the execution of the project.

Upon termination of the Concession Contract, and in accordance with the provisions of Clause 20 thereof, the Peruvian State was obligated to hire an internationally recognized auditing firm to calculate the net book value of the concession assets (“VCN”), and to call up to three auctions on GSP’s assets. However, to date, the Peruvian State has failed to comply with these contractual obligations. The amount of the VCN was calculated at US$2,602 million by an independent auditing firm hired by GSP as of December 31, 2016. This figure was subsequently adjusted to US$2,110 million, as a result of variations in the balances related to the works carried out by the consortium, which in turn is reported in its audited financial statements as of December 31, 2017.

On December 21, 2018, the company asked the Peruvian Government for direct treatment and requested the payment of the VCN in favor of GSP. On October 18, 2019, the company filed an arbitration request with the International Centre for Settlement of Investment Disputes (“CIADI”). On December 27, 2019, the company withdrew the arbitration request in compliance with a preliminary collaboration and benefits agreement signed with the Attorney General´s Office and Ad-hoc Public Prosecutor’s Office on the same date (see Note 1 to our audited annual consolidated financial statements included in this annual report). Withdrawing the arbitration request before CIADI does not result in the loss of collection rights of the company against GSP and does not restrict, limit, or impede GSP from asserting its rights against the Peruvian Government.

The company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the VCN are not within the withholding scope under Law 30737 that ensures the immediate payment of civil compensation in favor of the Peruvian State in cases of corruption and related crimes, since this payment does not include any profit margin and/or does not correspond to the sale of assets related to the project, but to a reimbursement for the investment made by the concessionaire.

As of December 4, 2017, GSP entered into a bankruptcy proceeding before INDECOPI. GSP has claims recognized by INDECOPI of US$0.4 million and US$169.3 million, the latter held in trust in favor of GSP’s creditors. It also has indirectly recognized claims for US$11.8 million. On the other hand, the claim of Cumbra is indirectly recognized in INDECOPI through Consorcio Constructor Ductos del Sur for an amount of US$88.7 million. As of the date of this report, GSP is in the process of liquidation and AENZA is chairing the Board of Creditors.

On April 11, 2023, a liquidation agreement (the “Liquidation Agreement”) was approved, which delimits the framework for the liquidator’s work. The Liquidation Agreement includes the granting of powers to the liquidator with respect to representation, administrative, contractual and other relevant powers that allow him to comply with the obligations for which he was appointed, as well as the actions he is allowed to take in order to recover GSP’s assets and in accordance with the mechanisms set forth in the General Law of the Insolvency System.

On April 13, 2023, and under the powers granted to him by the Liquidation Agreement, the Liquidator requested that the MEM initiate the direct treatment procedure stipulated in the Concession Contract. For more information regarding the amounts recognized, see Note 11 to our audited annual consolidated financial statements included in this annual report.

As of December 31, 2022, the net value of the accounts receivable from GSP is approximately US$142.4 million (equivalent to S/542.3 million) compared to US$161.9 million (equivalent to S/643.9 million) as of December 31, 2021, which comprises the recognition in the following entities of the Corporation: i) AENZA holds US$63.9 million (equivalent to S/243. 2 million), discounted to present value net of impairment and the effect of the exchange difference, compared to US$81.1 million (equivalent to S/322.6 million) as of December 31, 2021; and ii) Cumbra holds US$78.6 million (equivalent to S/299.2 million) discounted to present value net of the effect of the exchange difference compared to US$80.8 million (equivalent to S/321.3 million) as of December 31, 2021.

The company’s management maintains the recovery estimate at 8 years, applying a discount rate of 5.85%, compared to recovery term of 8 years with a discount rate of 2.73% as of December 31, 2021. These estimates generated during 2022 a present value effect of approximately S/72.2 million, compared to S/32.8 million during 2021, which has been recognized in the consolidated statement of income under the caption “Financial income and expenses - loss from present value”, see Note 26.B to our audited annual consolidated financial statements included in this annual report.

Based on management’s assessment and in conjunction with the opinion of the internal legal department and external legal counsel, the estimate of recoverability, impairment allowances and the net recognized value of the account receivable from GSP as of December 31, 2021 and 2022 is reasonable and sufficient as of the reporting date of the Corporation’s consolidated financial statements, see also Notes 5.A.iv and 11 to our audited annual consolidated financial statements included in this annual report.

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

Interest rates have risen across markets and have impacted our ability to refinance our debt. Economic forecasts expect that the U.S. Federal Reserve Fund Rate will end above 5.0% by year-end. This could increase our financing costs and limit our ability to obtain financing in a timely manner and on acceptable terms. In addition, we are experiencing high levels of inflation in each country where we operate. During the last twelve months, Peru has raised interest rates from 5.0% to 7.75%, Colombia has raised interest rates from 6.0% to 13.25% and Chile has raised interest rates from 7.0% to 11.25%. Current global economic conditions could adversely affect our financial performance.

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

Social conflicts may disrupt infrastructure projects and ongoing operations

Despite Peru’s economic growth over the last decades, high levels of poverty and unemployment and social and political tensions continue to be pervasive problems in the country. Peru has, from time to time, experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations. In recent years, certain regions experienced strikes and protests related mainly to the environmental impact of mining activities, which resulted in commercial disruptions. These protests may lead to the suspension of mining projects, such as occurred at Las Bambas mining project during the second half of 2021. Social conflicts may disrupt, delay or suspend infrastructure projects in the future, which could have a material adverse effect on our business, financial performance and our concessional infrastructure.

Recently in Peru, high inflation and a political crisis are causing civil unrest and rioting, including strikes and the blockade of main roads, which has affected business operations in certain regions of the country. On December 7, 2022, Peru’s former President Pedro Castillo illegally announced the dissolution of Congress and was arrested. Dina Boluarte, Castillo’s first vice president, was sworn in as president the same day to serve until July 2026. After Pedro Castillo’s vacancy in December 2022, several riots and road blockades took place, mainly in the southern regions of Peru. In addition, amidst ongoing protests, the new government has made a series of proposals to Congress to approve early elections, however, Congress has not obtained sufficient votes to accelerate the presidential elections. Since December 2022, the number of demonstrations and their intensity has decreased significantly. Scarce tumults in Puno are still ongoing. If this situation continues or intensifies, it could have an adverse effect on our business and financial performance.

In addition, in October 2019, Chile suffered from widespread social unrest and vandalism that has had a significant economic and political impact on the country. As a result, the Chilean congress convened a plebiscite in March 2020, which was rescheduled to October 25, 2020 as a result of the COVID-19 pandemic, in which Chilean congressmen voted to amend the Chilean Constitution. The new Chilean Constitution was drafted by a political body whose members were elected in May 2021. In September 2022, a plebiscite rejected the new text of the Chilean Constitution. Nevertheless, the Chilean Congress approved a new process to amend the Constitution to be held during 2023. This process may result in further social unrest and protest, and could also result in substantial structural changes in Chile that could adversely impact the private sector, including our operations in the country.

Additionally, on June 16, 2022 Colombia elected the left-wing candidate Gustavo Petro as President. In his victory speech, Petro stated that his government will seek unity and develop a capitalist model. Despite a strong Constitutional Court, an independent central bank, and a strong private sector, the result of these elections could lead to civil unrest, including a national strike and anti-government protests such as those experienced during 2021, and cause our Colombian operations to be adversely impacted by changing economic, political and social conditions in Colombia and by the new government’s response to such conditions. Developments around major reforms in health, pension, and labor, as well as the result of the proposal to suspend the granting of new oil exploration contracts will be key factors influencing the behavior of the economy and financial markets.

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

The nature of our business exposes us to potential liability claims and contract disputes

We may be subject to a variety of legal or administrative proceedings, liability claims or contract disputes. The government, clients and other third parties may present claims against us for injury or damage caused, directly or indirectly, by our operations, for example for alleged failures in our E&C segment, the operation of our infrastructure concessions (such as our toll roads or the Lima Metro), and real estate developments we sell. Although we have a range of insurance coverage policies and have adopted risk management and risk avoidance programs designed to reduce potential liabilities, a catastrophic event resulting from the services we have performed or products we have provided could result in significant professional or product liability, warranty or other claims against us as well as reputational harm, especially if public safety is impacted. We may in the future be named as a defendant in legal proceedings where our clients or third parties may make a claim for damages or other remedies with respect to our projects or other matters. Any liability not covered by our insurance, or in excess of our insurance limits, could result in a significant loss for us, which may affect our financial performance.

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

We are susceptible to operational risks that could affect our business and financial performance

Our business is subject to numerous industry-specific operational risks, including natural disasters, adverse weather conditions, operator errors or other accidents, such as spillovers in the energy business, mechanical and technical failures, explosions and other events and accidents, many of which are beyond our control. Such occurrences could result in injury or loss of life, severe damage to and destruction of property and equipment, business interruption, pollution and other environmental damage, clean-up responsibilities, regulatory requirements, investigations and penalties, potential liability claims and contractual disputes. In addition, such occurrences could materially impact our reputation. Although we maintain comprehensive insurance covering our assets and operations at levels that our management believes to be adequate, our insurance coverage will not be sufficient in all circumstances or to protect against all hazards. The occurrence of such an operational risk could have a material adverse effect on our business and financial performance.

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

Increases in the prices of energy, raw materials, equipment or wages could increase our operating costs

Our business requires significant purchases of energy, raw materials and components, including, among others, large quantities of fuel, cement and steel, as well as purchases or leases of equipment. Certain supplies used in our operations are susceptible to significant fluctuations in prices, over which we may have little control. The prices of some of these supplies are affected to a significant extent by the prices of commodities, such as oil and iron. Global oil prices decreased in 2018, increased in 2019, declined significantly in 2020 as a result of the COVID-19 pandemic but reached pre-COVID-19 levels by the end of 2020, increased in 2021 due to supply shocks and the resurgence of demand, and, more recently, rose sharply in early 2022 due to the conflict between Ukraine and Russia.

We cannot assure you that oil prices will decrease in the future (although increased oil prices would benefit revenues in our Energy segment). Substantial increases in the prices of such commodities generally result in increases in our suppliers’ operating costs and, consequently, lead to increases in the prices they charge for their products. Moreover, we do not have long-term contracts for the supply of our key inputs, and, as a result, if prices increase significantly or if we are required to find alternative suppliers, our costs to procure these inputs may increase significantly. In addition, growing demand for labor, especially when coupled with shortages of qualified employees in the countries where we operate, may result in significant wage inflation. To the extent that we are unable to pass along to our clients increases in the prices of our key supplies or increases in the wages that we must pay, our operating margins could be materially adversely impacted.

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

Our consortia and other strategic alliances may be affected by disputes with, or the unsatisfactory performance by, our partners

Although we have a thorough partner selection process, consortia and other strategic alliances that we enter into as part of our business, including arrangements where operating control may be shared with unaffiliated third parties, may involve risks not otherwise present when we operate independently, including: sharing approval rights over major decisions; responsibility for our partners’ unpaid obligations or liabilities; ensuring ethical and compliance behavior; our partners’ capacity to contribute with their share of project capital expenditures and inconsistencies in our and our partners’ economic or business interests or goals. Any disputes between us and our partners may result in delays, litigation or operational impasses. We may also incur liabilities as a result of action taken by or against our partners. In addition, if we participate in consortia or other strategic alliances where we are not the controlling party, we may have limited control over operational, financial and other management decisions and actions and the success of the consortium or other strategic alliance will depend largely on the performance of our partners. These risks could adversely affect our ability to transact the business of such consortium or other strategic alliance and could result in the termination of the applicable concession or contract. Under these circumstances, we may be required to make additional investments and provide additional services to ensure adequate performance and delivery. These additional obligations could result in reduced profits or, in some cases, increased liabilities or significant losses for us. In addition, failure by a partner to comply with applicable laws or regulations could negatively impact our business and, in the case of government contracts, could result in fines, suspension or even debarment from participating in bidding processes. As a result, our business, reputation and financial performance could be adversely affected by disputes involving our consortia or other strategic alliances.

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

We are exposed to the risk of increasing environmental legislation and the broader impacts of climate change

With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, our business could be subject to increasing environmental responsibility and liability. For example, the countries in which we operate are considering implementing, or have implemented, schemes relating to the regulation of carbon emissions. As a result, there is a risk that the consumer demand for some of the energy sources supplied by our company may gradually reduce in the long term. The nature and extent of future regulation in the various jurisdictions in which our operations are situated is uncertain but is expected to become more complex and stringent.

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

Standards are set by these laws and regulations regarding certain aspects of environmental quality and reporting, provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where our operations are, or were, conducted. These laws and regulations may have a detrimental impact on the financial performance of our operations through increased compliance costs or otherwise. Any breach of these obligations, or even incidents relating to the environment that do not amount to a breach, could adversely affect our results of operations and our reputation and expose us to claims for financial compensation or adverse regulatory consequences.

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

The loss of a key client in some of our lines of business may affect our business and financial performance

In some of our lines of business, such as our Infrastructure segment or our Colombian operations, a substantial amount of the revenue we receive is concentrated among a limited number of clients, including the Peruvian government. If one or more of these major clients fail or delay in paying our fees, or if there is a significant reduction or cancellation of business by one or more of these major clients, our business and financial performance may be adversely affected. If we are not able to capture new clients to replace the loss of business from existing key clients, our financial performance may be adversely affected.

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

Debarment from participating in government bidding processes could have an adverse impact on our business and financial performance

As a result of the ongoing investigations against our company, UNNA Transporte and Cumbra, will temporarily face debarment from participating in government bidding processes or entering into new contracts with the Peruvian government for two years after the homologation process. We cannot assure you that other subsidiaries will not face similar debarment sanctions in the future.

Approximately 0.1%, 5.4%, and 7.3% of our E&C revenues for 2020, 2021 and 2022, respectively, came from public-sector contracts in Peru. As of December 31, 2022, 30.0% of our backlog is comprised of contracts with the public sector. As a result, if we are debarred from participating in government bidding processes, our business and financial performance could be affected. To extent that economic conditions reduce private sector investments, being debarred from contracting with the Peruvian or other governments could further impact our company.

We may not be able to successfully expand outside of Peru

One of our long-term strategies has been to continue to expand our operations outside of Peru, particularly in Chile, Colombia and Brazil. We cannot assure you that we will be able to replicate our success in Peru in other countries. Our international expansion is subject to additional challenges, including: our ability to assimilate cultural differences and practices; our limited familiarity with local laws, regulators and contractors; our ability to attract and manage foreign personnel; the absence of a local workforce formed in our corporate values and familiar with our operations; competition in foreign markets, including from industry players with significantly greater local experience and reputation; and other risks specific to these countries. Moreover, we may not be able to make equity investments when needed by our foreign operations, due to restrictions imposed by Law 30737 on our ability to transfer funds abroad without pre-approval of the Peruvian Ministry of Justice.

Many countries in Latin America have suffered significant economic, political and social crises in the past, and these events may occur again in the future. If we are unable to overcome these challenges, we may not be able to successfully expand internationally.

We may not be able to make successful acquisitions

In the past, part of our long-term strategy was to evaluate strategic acquisition opportunities to expand our operations and geographic footprint, especially in Chile, Colombia and Brazil. We may not be able to identify appropriate acquisition opportunities, or, if we do, we may overpay for these acquisitions or may not otherwise be able to negotiate terms and conditions that are acceptable to us. We may also face difficulties obtaining financing to pay for acquisitions. Law 30737 currently requires that payments we make abroad be submitted to the Peruvian Ministry of Justice for pre-approval, and we cannot assure you that any such approvals will be granted in a timely manner or at all.

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

Governmental entities may prematurely terminate our concessions and similar contracts under various circumstances, some of which are beyond our control

Our ability to continue operating our concessions and similar public-sector contracts depends on governmental authorities, which may terminate the concession or contract pursuant to the provisions set forth therein or in accordance with applicable legislation, including the failure to comply with any contractual terms (including the concessionaire’s default on debt) or applicable law, including after giving effect to changes in laws (including any changes related to the effects of the COVID-19 pandemic). Moreover, the relevant governmental authority may terminate and/or repossess a concession at any time, if, in accordance with applicable law, the governmental authority determines that it is in the public interest to do so. The relevant governmental authority may also assume the operation of a concession in certain emergency situations, such as war, public disturbance or threat to national security. In addition, in the case of force majeure, the relevant governmental authority may require us to implement certain changes to our operations. If the government terminates any of our concessions, under Peruvian law, it is generally required to compensate us for the amount of our unrecovered investment, unless the concession is revoked pursuant to applicable law or the terms of the concession which would imply a serious breach of the concession’s terms by us. Such compensation process is likely to be time consuming and the amount paid to us may not fully compensate us. We cannot assure you that we would receive such compensation on a timely basis or in an amount equivalent to the value of our investment in a concession plus lost profits.

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

We may not be successful in obtaining new concessions

The market for infrastructure concessions in the Latin America region is competitive. We compete with Peruvian and foreign companies for infrastructure concessions, some of whom may have greater financial and other resources or particular expertise pertinent to a specific concession. Additionally, our public-sector clients may face budget deficits that may prohibit the development of infrastructure concessions, which could affect our business. We may also not be able to obtain additional concessions if the government decides not to award new concessions, due to budget constraints or policy changes or because alternative financing mechanisms are used. Recently, the awarding of concessions and the use of public-private associations in Peru have stalled, due in part to concerns related to the corruption scandal surrounding Odebrecht and its potential effect on government officials in the country. In addition, we are temporarily unable to bid for or participate in new public procurement contracts due to the Collaboration and Benefits agreement that we executed with Peruvian prosecutorial authorities. Our inability to bid for or obtain new concessions may adversely affect our business and financial performance.

Additional Risks Related to our Energy Business

A substantial or sustained decline in oil prices would adversely affect our financial performance

The revenue of our energy business depends upon prevailing prices for oil. Historically, oil prices and markets have been volatile and are likely to continue to be volatile in the future. Moreover, global oil prices have fluctuated significantly in recent years, with the average Brent crude prices increasing to US$66.00 per barrel in 2019. The price of oil dropped precipitously due in part to the COVID-19 pandemic as well as to disputes between OPEC members, to US$18.83 as of April 30, 2020. The price of oil recovered slowly during 2020 and early 2021, reaching US$48.93 as of December 31, 2020 and US$72.39 as of December 31, 2021. On March 31, 2022, the price of oil reached US$104.64 per barrel. As of December 31, 2022, the price of oil was US$77.02 per barrel.

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

We may not be able to finance our mandatory capital expenditure requirements in connection with our oil and gas operations and storage and distribution business

We operate and extract oil from Blocks III and IV under two license agreements with Perupetro. Pursuant to the license agreements, we have assumed mandatory investment commitments of 560 wells on both blocks. If we are not able to fulfill our mandatory capital expenditures under our license agreements, our business and financial performance could be adversely affected. See “Item 4.B. Information on the Company—Business Overview—Energy.”

Additionally, we operate five fuel terminals in the northern and central regions of Peru with mandatory capital expenditure requirements. If we are not able to fulfill our mandatory capital expenditures under our contracts or if the recognition of investments is delayed, our business performance could be adversely affected.

Additional Risks Related to our Real Estate Business

We are exposed to risks associated with the development of real estate

Our real estate business is subject to the risks that generally affect the real estate industry, such as availability and prices of suitable land, environmental and zoning regulations, interruptions in supply and volatility of the prices of construction materials and equipment, and changes in the demand for real estate. Our real estate business is specifically affected by the following risks: macroeconomic conditions in Peru that may impact the growth of the real estate sector as a whole, particularly in the residential market, including an increase in unemployment or a decrease in wage levels; an increase in prevailing interest rates or lack of available credit; changes in government subsidies for affordable housing; unfavorable real estate market conditions, such as an oversupply of residential units or scarcity of suitable land in particular areas; the level of customer interest in our new projects or the sales price per unit necessary to sell the unit may be lower than expected; customer perception of the security, convenience and attractiveness of our projects and the areas in which they are located; cost overruns, many of which may be beyond our control, that exceed our estimates and affect our profit margins, including the price of labor, land, insurance, taxes and public charges; the construction and sale of units may not be completed on schedule; bankruptcy or significant financial difficulties of large industry players, which cause a loss of confidence in the industry; limitations when contracting with government entities; and restrictions on real estate development imposed by local, regional and national authorities which may render restrictive laws and regulations. To a lesser extent, the real estate business has also been negatively impacted by modifications by the government to a program (Bono de Buen Pagador) that encourages social interest housing sales and access to credit. Any of the above events may have a material adverse effect on our business and financial performance.

Real estate prices may decline

Real estate prices in Peru have generally risen over the last decade, supported by a higher demand for housing and an increase in the cost of construction materials. Although real estate prices are expected to continue to rise in the coming years due to a shortage of housing, they are not expected to grow at the same rate as in the past, and we cannot assure you that they will rise at all. In particular, real estate prices in Peru may decline due to political conflict, a rise in interest rates and lack of subsidies from the government. If real estate prices decline significantly, our business and financial performance could be materially and adversely affected.

Our business may be adversely affected if we are not able to obtain the necessary licenses and/or authorizations for our developments on a timely basis

Real estate development requires obtaining certain licenses, authorizations and registrations. In Peru, municipal authorities are responsible for issuing most of the licenses that are required during the development stage, including zoning, demolition, construction and conformity (conformidad de obra) licenses, among others. As of December 31, 2022, we have approximately six real estate projects in various stages of development. For some of these projects, we have not yet initiated administrative proceedings with the appropriate authorities, or such proceedings are pending approval. A denial or an extended delay in issuing licenses, authorizations or registrations, or an extended delay by municipal authorities in approving licensing procedures, may render land unsuitable for development, delay the completion of planned projects, increase our costs or otherwise negatively impact the pricing of projects and adversely affect our business and financial performance.

The current political situation in Peru, and the economic uncertainty that may result, could adversely affect the ability or willingness of prospective buyers to purchase real estate properties. The scarcity of financing, an increase in interest rates or an increase in the security required by financial institutions as collateral may adversely affect the ability or willingness of prospective buyers to purchase our real estate properties. In most cases, the purchasers of our residential or commercial properties finance at least part of the purchase price with mortgage loans. On the other hand, in 2020, 2021 and 2022, approximately 91%, 92% and 92% respectively, of our residential units were sold to purchasers who received government subsidies to finance the purchase of homes. An increase in interest rates, whether as a result of market conditions or government action, may cause a decrease in the demand for our residential and commercial properties and for land development. An increase in interest rates could also increase our own financing costs, which may, in turn, increase the sale price of our projects and adversely affect our business and financial performance.

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

Additionally, the Peruvian government has adopted the Nuevo Crédito MiVivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. If these subsidies are reduced or eliminated, we may not be able to sell our expected home inventories at expected prices and our revenues and backlogs could be affected.

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

In 2020, Peru experienced a decrease in the growth rate of 16.2% in private and public investments compared to an increase of 35.0% in 2021 and 0.9% in 2022. Reductions in anticipated capital investments or available financing for large-scale projects could have a material adverse effect on our financial performance.

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

Equipment that we need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing facilities and also our ability to complete development projects on scope, schedule and budget

Equipment and spare parts may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand.

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

Our use of the percentage-of-completion method of accounting for our Engineering and Construction segment could result in a reduction of previously recorded profits

Revenue from (E&C) contracts is recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company’s performance; the Company’s performance creates or improves an asset that the customer controls as the asset is created or improved; and the Company’s performance does not create an asset with an alternative use to which the Company fulfills its obligations, as there is a continuing transfer of control of the deliverable to the customer in accordance with the terms of those contracts. For these reasons, the Corporation accounts for revenue over time by measuring progress toward complete satisfaction of its performance obligations under each contract.

The Company uses the output method to measure the physical percentage of completion based on performance analysis of projects performed by the Company’s experts. AENZA believes that this method represents the transfer of control of goods or services to clients on a periodic basis of project performance which provides an accurate representation of the transfer of services to the client, as it reflects an enforceable right of payment by the Company for work performed to date.

The Company assesses whether changes in rights and obligations in a contract modification are enforceable when one or more of the following conditions are met: a) the contract, applicable law or other evidence provides a legal basis for the modification; b) the additional costs were caused by unforeseen circumstances at the date of execution of the contract and not as a result of deficiencies incurred by the Company’s performance; c) the costs related to the modification are identifiable and considered reasonable in light of the work performed; or d) the evidence supporting the modification is objective and verifiable. When one or more of the above conditions are met, the Company considers the changes in rights and obligations in the contract modification to be enforceable.

The nature of some contracts, such as cost plus fee contracts, unit price contracts or similar contracts give rise to variable consideration that may include reimbursable costs, incentives and penalties. The Company estimates the change in the transaction price resulting from variable consideration when the transaction price has not yet been approved by the customer, in accordance with the requirements of IFRS 15. To include variable consideration related to a contract modification in the estimated transaction price, the Company must conclude that it is “highly probable” that a significant revenue reversal will not occur. The Company determines the likelihood of revenue reversal occurring (and, therefore, whether such price will be recovered) based on an analysis of whether any of the following factors are present: i) contractual entitlement; ii) past practice with the customer; iii) specific discussions or preliminary negotiations with the customer; or iv) verbal approval by the customer. If, as a result of such analysis, the Company concludes that it is “highly probable” that there will not be a significant reversal of the amount of revenue recognized, it recognizes the variable consideration related to the contract modification. When the benefit of the contract cannot be reliably estimated, the associated revenue is recognized to the extent that the costs incurred are recoverable. Revenue is invoiced upon receipt of customer approval. When it is probable that total contract costs will exceed the related revenue, the expected loss is recognized immediately.

The Company estimates the amount of revenue to be recognized as variable consideration using judgmental judgments and estimates to determine the most probable value, based on which is expected to best predict the amount of consideration to which the Company will be entitled.

While management believes that the estimates made are reasonable and made in accordance with the above methodology, given the uncertainties associated with these types of contracts and inherent in the nature of some of the industries in which we operate, it is possible for actual costs to vary from estimates previously made, including due to changes in facts and circumstances, which may result in reductions or reversals of previously recorded profits.

Risks Related to Peru

Economic, social and political developments in Peru could adversely affect our business and financial performance

The substantial majority of our operations are conducted in Peru and depend on economic and political developments in the country. As a result, our business may be materially and adversely affected by economic downturns, currency depreciation, inflation, interest rate fluctuation, government policies, regulation, taxation, social instability, political unrest, drug trafficking, terrorism and other developments in or affecting the country, over which we have no control. In the past, Peru has experienced periods of severe economic recession, large currency devaluation and high inflation. We cannot assure you that Peru will not experience similar adverse economic developments in the future. In addition, Peru has experienced periods of political instability that has included a succession of regimes with differing economic policies and programs. Previous governments have imposed controls on prices, exchange rates, local and foreign investments and international trade, restricted the ability of companies to dismiss employees, expropriated private-sector assets and prohibited the remittance of profits to foreign investors. We cannot assure you that the Peruvian government will continue to pursue open-market policies that stimulate economic growth and social stability and that the risk of expropriation of the concessions where we operate will not materialize.

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

On December 7, 2022, Peru’s former President Pedro Castillo illegally announced the dissolution of Congress, among other measures such as the intervention of the Prosecutor’s Office, the Judicial System and the Constitutional Court, and was arrested. Dina Boluarte, Castillo’s first vice president, was sworn in as president the same day to serve until July 2026. After Pedro Castillo’s vacancy in December 2022, several riots and road blockades took place, mainly in the southern regions of Peru. In addition, amidst ongoing protests, the new government has made a series of proposals to Congress to approve early elections, however, Congress has not obtained sufficient votes to accelerate the presidential elections.

We cannot assure you whether the Peruvian government will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and stability. Moreover, we cannot assure you that measures negatively impacting private investment, such as higher taxation or exchange controls, will not be implemented.

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

In 2020, 36.1% and 47.4% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 49.3% and 29.5% of our costs of sales were denominated in soles and U.S. dollars, respectively. In 2021, 40.0% and 42.6% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 61.4% and 18.8% of our costs of sales were denominated in soles and U.S. dollars, respectively.

In 2022, 39.3% and 43.8% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 55.8% and 25.9% of our costs of sales were denominated in soles and U.S. dollars, respectively. In the past the exchange rate between the sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition, and results of operations.

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

As a result of reforms initiated in the 1990s, Peruvian inflation decreased significantly from four-digit inflation during the 1980s. The Peruvian economy experienced annual inflation of 2.0% in 2020, as measured by the Peruvian Consumer Price Index (Indice de Precios al Consumidor del Peru). Nonetheless, in 2021 the inflation rate rose to 6.4% and 8.5% in 2022, a 30-year peak, due mostly to global supply chain issues and the recovery of global demand in relation to the COVID-19 pandemic.

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

In the beginning of 2023, Peru has experienced intense rainfall and weather conditions resulting in overflow risk, mudslides and floods. Most recently, on March 15, 2022, heavy rainfall led to floods and landslides in the town of Retamas, La Libertad, which caused the destruction of many homes and caused several deaths. In addition, the National Service of Meteorology and Hydrology of Peru (Servicio Nacional de Meteorología e Hidrología del Perú) and the National Study of the El Niño Phenomenon (Estudio Nacional del Fenómeno El Niño), maintained a state of alert as it expects El Niño conditions to continue until at least July 2023. Poor weather conditions can have significant adverse effects on our engineering and construction activities as well as on our operation and maintenance of infrastructure assets business. Any of these factors may materially adversely affect the Peruvian economy and our business and financial performance.

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

Risks Related to Chile, Colombia and other Latin American Countries

We face risks related to our operations outside of Peru

Latin American economic, political and social conditions may adversely affect our business. In 2022, the Latin America region underwent political and governmental shifts towards anti-capitalist political agendas. In the countries where we operate (Peru, Colombia and Chile), the changes of government have generated greater uncertainty about their economic and social stability. Our financial performance may be significantly affected not only by general economic, political and social conditions in Peru but also in other markets where we operate or intend to operate, including Chile and Colombia. During 2020, 2021 and 2022 approximately 18.2%, 18.9% and 17.8%, respectively, of our revenues on a consolidated basis derived from operations outside of Peru. The change in the legal framework of the countries where we operate could adversely affect our business and financial performance. These countries have suffered significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in current administrations will result in changes in governmental policy and whether such changes will affect our business. Instability in the region has been caused by many different factors, including: significant governmental influence over local economies, substantial fluctuations in economic growth, high levels of inflation, changes in currency values, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, wage and price controls, changes in governmental economic or tax policies such as including retroactive changes, imposition of trade barriers such as import duties on information technology equipment, electricity rationing, liquidity of domestic capital and lending markets, unexpected changes in regulation, expropriations, and high levels of organized crime, terrorism and social conflicts as well as overall political, social and economic instability. Moreover, macroeconomic conditions in these countries are highly influenced by global commodity prices, including the price of copper for Chile and the price of oil and gas for Colombia.

In addition, beginning in October 2019, Chile has suffered from widespread social unrest and vandalism that has had a significant economic and political impact on the country. The protests began over the government’s announcement of an increase in subway fares in Santiago and quickly grew into broader unrest over economic inequality, including claims about transportation costs, funding for education, health care costs and pension amounts, among others. The Chilean government imposed a state of emergency and nighttime curfews in Santiago and other cities; however, protests and violence continued. The Chilean government took a series of social and economic measures to tackle the issues at the heart of the unrest and the Chilean congress convened a plebiscite initially to be held in March 2020, which was rescheduled to October 25, 2020 as a result of the COVID-19 pandemic, to determine whether constitutional amendments should be implemented. By democratic majority, the Chilean constituents to the plebiscite voted to amend the Chilean Constitution. A new Chilean Constitution was drafted by a constitutional convention whose members were elected in May 2021 and subsequently rejected by a national plebiscite held in September 2022. Following the plebiscite’s rejection, the Chilean congress approved a second constitutional process which is expected to be submitted for ratification in December 2023. The new constitution may contain changes that generate uncertainty and potential instability. In addition, in December 2021, Mr. Gabriel Boric Font was elected as the new President of Chile and took office in March 2022. We cannot assure you that the newly-elected Chilean government will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and stability.

Beginning in November 2019 and more recently in 2021, Colombia has experienced civic unrest, including a national strike and anti-government protests. Demonstrators in the country, protesting for several reasons, including opposing certain economic and political reforms proposed by the administration of President Duque (including those intended to address the negative effects on the Colombian economy caused by the COVID-19 pandemic), public corruption, and the implementation of the peace agreement between Colombia and the guerrilla Fuerzas Armadas Revolucionarias de Colombia (FARC). In addition, protestors have demanded reforms related to pensions, access to education, environmental protection and inequality, among others. We cannot predict the policies that will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance. Our Colombian operations could be adversely impacted by rapidly changing economic, political and social conditions in Colombia and by the Colombian government’s response to such conditions. On June 16, 2022 Colombia elected the left-wing candidate Gustavo Petro as President. Gustavo Petro has announced plans to increase government intervention, reduce oil production and impose higher taxes on oil companies; measures that could adversely affect the economy and potentially impact our business and financial performance.

Risks Related to our ADSs

We have identified material weaknesses in the information technology general controls (“ITGCs”) related to our information technology (“IT”) systems and in the design and implement process-level control activities related to the recognition of revenue and costs within our engineering and construction segment with regards to compliance with IFRS 15 – Revenue Recognition (IFRS 15) , and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs

Based on the assessment of our internal control over financial reporting as of December 31, 2022, as required by Section 404 of the U.S. Sarbanes Oxley Act of 2002 (“SOX”), management has concluded that, as of such date, our internal control over financial reporting was not effective at the reasonable assurance level due to control deficiencies that constituted two material weaknesses. The material weakness consisted of deficiencies in the operational effectiveness of controls over SOX compliance related to i) our ITGCs related to our IT systems; and ii) the design and implementation of process-level control activities related to the recognition of revenue and costs within our engineering and construction segment with regards to compliance with IFRS 15 – Revenue Recognition (IFRS 15).

The revenue-related control deficiencies resulted in immaterial misstatements to revenue, cost of sales, deferred revenue, work in progress, accounts receivable and accounts payable that have been corrected in our consolidated financial statements as of and for the years ended December 31, 2021, and 2020. However, these control deficiencies created a reasonable possibility that a material misstatement to our annual consolidated financial statements would not be prevented or detected on a timely basis. Therefore, management concluded that the deficiencies represent material weaknesses in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2022. For more information, see “Item 15. Controls and Procedures.” A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement in financial statements will not be prevented or detected in a timely basis.

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

On November 2, 2020, the general shareholders’ meeting of the company approved a financial plan that included (i) the issuance by the company of convertible bonds in an amount up to US$90 million and (ii) the issuance of corporate bonds in an amount up to US$350 million. On August 13, 2021, AENZA issued bonds convertible into common shares. The total principal amount of the convertible bonds was US$89.9 million. The bonds mature in February 2024, bear interest at a rate of 8%, and are payable quarterly. Pursuant to the terms and conditions of the convertible bonds, they may be converted into shares as of the sixth month from the date of issuance. In accordance with the terms and conditions of the convertible bonds, holders of convertible bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022 we issued 37,801,073 new common shares (equivalent to 11,000 convertible bonds). Additionally, on March 31, 2022, holders of convertible bonds, in a principal amount equivalent to US$79 million exercised their conversion rights and we issued for an additional 287,261,051 new common shares (equivalent to 78,970 convertible bonds). After these conversions, the convertible bonds have been fully cancelled.

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

Additionally, under the terms of the agreement with the Prosecutor’s Office and with the Attorney General’s Office, we cannot distribute dividends until 40% of the civil penalty is paid.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

AENZA, formerly known as Graña y Montero S.A.A., is a leading Peruvian conglomerate with operations in the infrastructure, energy, real estate and engineering and construction sectors, with a diversified and difficult-to-replicate portfolio of best-in-class assets and an attractive growth strategy. Our core growth strategy is centered around the expansion of our concession platform, which is the current concessionaire for the Lima Metro, the largest mass-transit rail system in Peru, operates three toll roads and a wastewater treatment plant. Also, we have more than 22 years of experience providing services to maintain and operate infrastructure projects, currently operating and maintaining 1,592.8 km of Peruvian roads and highways.

Moreover, we are one of the main oil and gas producers and operators in Peru with long-term contracts. Additionally, we operate three producing oil fields and five multiple fuel storage facilities under long-term government contracts, and we own a gas processing plant. Through our Energy segment, we accounted for 8% of the oil production, 1.5% of the liquefied petroleum gas (“LPG”) production and 19% of the fuel dispatch within Peru during 2022, according to the Ministry of Energy and Mines of Peru (“MINEM”).

Furthermore, we own Cumbra, the largest construction company in Peru in terms of revenues according to Construcción Latinoamericana, with more than 89 years of operations and a long-standing track record for operational excellence. We have completed some of the most complex and large-scale infrastructure projects in Peru. We believe we are an integral part of Peru’s ongoing transformation with projects that contribute to the overall economic development of the country and our expertise, track record, scale and operational capabilities in Peru position us to take advantage of the country’s long-term favorable economic conditions and growth opportunities. We are also a niche leader in the real estate sector, focusing primarily on the affordable housing market.

With a permanent presence in Peru, Chile and Colombia, we are strategically located in Latin American countries with among the highest sustained growth rates in the region. We are well-positioned to capitalize on the significant infrastructure deficit and other business opportunities in Latin America.

Our Board of Directors is fully committed with the highest standards of ethics and transparency. The diversity of its members, including Peruvian, Chilean, Brazilian and Spanish citizens, is a sign of the issuer’s strategic interest in international growth. Likewise, our management, led by our CEO Andre Mastrobuono and our corporate vice president Dennis Fernandez, brings experience from across South America that is highly relevant to the development of our business, including the transformation and turnaround of companies undergoing restructuring processes. This management team has implemented a new corporate structure organized by processes, focusing on risk management and synergy generation within the framework of a culture of accountability. We safeguard the health and safety of our workforce and all the persons participating in our operations and services.

The history of the company dates back to 1933, and the company has been listed on the Lima Stock Exchange since 1997 and on the New York Stock Exchange since 2013:

●	The company traces its origins to its original predecessor, GRAMONVEL, which was founded more than 89 years ago.

●	We expanded our operations internationally in 1943 with our contract to build a Nestle factory in Venezuela.

●	In 1948, we began one of our largest projects since our founding—the construction of the city of Talara for the International Petroleum Company, which was completed in 1957.

●	In 1949, GRAMONVEL merged with Morris y Montero to form Graña y Montero Contratistas Generales S.A. (now Cumbra, our engineering and construction subsidiary), expanding its service offerings and increasing its capacity to undertake large-scale infrastructure projects.

●	In 1983, we began a diversification strategy by developing complementary lines of business. In 1984, we founded UNNA Energía, our oil and gas subsidiary. In 1985, we partnered with Sonda S.A. (a Chilean IT services company) to form GMD S.A. (“GMD”), our IT services subsidiary. Beginning in 1987, we founded our real estate development business, which currently operates under Viva, which was incorporated in 2008.

●	In 1996, we reorganized our subsidiaries and founded Graña y Montero S.A.A., which became the principal shareholder of all our subsidiaries. In 1997, we listed our company on the Lima Stock Exchange.

●	In 1998, our company built Larcomar, a landmark shopping center in Lima that has become a popular tourist destination, which we sold in 2010.

●	In 2003, 2006 and 2007, we were awarded the concessions for the construction, operation and maintenance of the Norvial, Canchaque and Survial toll roads, respectively.

●	In 2007, we also developed the first large-scale affordable housing project in Lima, consisting of 3,400 apartment units and located in the district of El Agustino.

●	In 2012, we began operating the Lima Metro.

●	In July 2013, we listed our company on the NYSE.

●	In 2012 and 2013, we acquired 74.0% and 6.4%, respectively, of Ingeniería y Construcción Vial y Vives S.A. (“Vial y Vives”), an engineering and construction company specializing in the Chilean mining sector. In August 2013, we acquired 86.0% of DSD Construcciones y Montajes S.A. (“DSD Construcciones y Montajes”), a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sectors in Chile and Latin America. In July 2014, our subsidiary Vial y Vives merged with DSD Construcciones y Montajes to form Vial y Vives-DSD S.A. (“Vial y Vives-DSD”), through our subsidiary GyM Chile SpA, we hold an 86.2% interest in Vial y Vives-DSD. As of the date of this annual report, we hold a 94.5% interest in Vial y Vives-DSD.

●	In December 2014, our subsidiary Cumbra acquired 70% of the share capital of Morelco, a Colombian engineering and construction company specialized in the oil and gas and other energy sectors. As of December 2022, we own 100% of Morelco.

●	In April 2015, UNNA Energía started operations of its hydrocarbon extraction services in Blocks III and IV for Perupetro, in the provinces of Talara and Paita in northern Peru.

●	In 2020, Lima Airport Partners awarded our company, as a member of the Inti Punku Consortium, with a contract for the construction of the second runway of the Jorge Chávez International Airport.

●	In November 2020, the annual shareholders’ meeting of the company approved the change of the company’s name from Graña y Montero S.A.A. to AENZA S.A.A., and, effective November 12, 2020, our common shares and ADSs became tradeable on the Lima Stock Exchange and the NYSE, under the ticker symbols “AENZ” and “AENZAC1”, respectively. We have also re-named certain of our subsidiaries.

●	In May 2021, the company entered into a Collaboration and Benefits Agreement (Acuerdo Preparatorio de Colaboración Eficaz y Beneficios) with Peruvian prosecutorial authorities, setting the amount of S/333.3 million plus US$40.7 million for civil reparations. On September 15, 2022, we signed the Final Collaboration and Benefits Agreement. The validity of the agreement is subject to consent (control of legality) by the Judiciary, and its specific terms and conditions are subject to confidentiality.

●	In August 2021, IG4 Capital Infrastructure Investments LP successfully concluded its public tender over the company’s shares and ADSs, becoming a significant shareholder of the company. A new, diverse Board of Directors was elected, and a new CEO, with 25 years of experience in infrastructure and capital-intensive industries, has been appointed. The newly appointed board and CEO are undertaking a turnaround process of the company.

●	In August 2021, we issued bonds convertible into common shares (the “Convertible Bonds”), raising US$89.9 million in proceeds.

●	In September 2021, Cumbra, as a member of the Inti Punku consortium, was awarded with a contract for the construction for the expansion of Lima’s airport passenger terminal. This is the second mayor project that we have with our client Lima Airport Partners.

●	In February and March 2022, 100% of the bondholders of our Convertible Bonds exercised their conversion rights. As a result, our capital stock has increased to S/1,196,979,979 as of December 31, 2022.

●	In March 2022, we entered into a bridge loan agreement for up to US$120 million.

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

For information on our organizational structure, see “Item 4.C. Information on the Company–Organizational Structure.”

For information on our capital expenditures and divestitures, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

We have a diversified portfolio of business units that includes a leading infrastructure management and development platform in Peru, one of the top oil and gas companies in Peru, a leading position in the affordable housing market in Peru and the largest engineering and construction company in Peru with permanent presence in Colombia and Chile.

The tables below show our backlog, revenues, adjusted EBITDA and loss for the year from 2020 to 2022.

During 2022, we generated revenues of S/4,405.1 million (US$1,153.2 million), adjusted EBITDA of S/173.3 million (US$45.4 million), and loss of the year of S/362.1 million (US$94.8 million).

Our Strengths

We believe our company’s strengths provide us with significant competitive advantages. Our principal strengths include the following:

Leading Presence with a Strong Legacy

We are a leader in the infrastructure sector in Peru, with a diversified and difficult-to-replicate portfolio of best-in-class assets and an attractive growth strategy. Our concession platform is the concessionaire for the Lima Metro, the largest mass-transit rail system in Peru, and operates three toll roads and a waste water treatment plant. Also, we have more than 22 years of experience providing services to maintain and operate infrastructure projects, currently operating and maintaining 1,592.8 km of Peruvian roads and highways.

On the energy side, we are one of the largest oil and gas producers and operators in Peru with long-term contracts. We operate three producing oil fields and five multiple fuel storage facilities under long-term government contracts, and we own a gas processing plant. Through our Energy segment, we accounted for 8% of the oil production, 1.5% of the LPG production and 19% of the fuel dispatch within Peru during 2022, according to MINEM.

We are also the largest construction company in Peru, with more than 89 years of operations and a long-standing track record for operational excellence. We have completed some of the most complex and large-scale infrastructure projects in the country, and we believe we are an integral part of Peru’s ongoing transformation with projects that contribute to the overall economic development of the country. We believe our expertise, track record, scale and operational capabilities in Peru position us to take advantage of the country’s long-term favorable economic conditions and growth opportunities. We are also a niche leader in the real estate sector, focusing primarily on the affordable housing market.

Resilient Cash Flow Generation from High-Quality Asset

Our assets have proven to be consistent, generating positive and stable results over the years. Indeed, Lima Metro’s revenues do not depend on demand as our revenues consist of a quarterly fee that we receive from the Ministry of Transport and Communications based on the kilometers travelled per train and adjusted for inflation. This concession still has 19 years left and generated dividends of US$12.1 million in 2022 and an adjusted EBITDA US$27.8 million in 2022, with limited capital expenditures of US$12.1 million.

Moreover, under our Norvial concession, we operate and maintain part of the only major highway that connects Lima to the north of Peru. Norvial’s revenues have proven to be stable as the toll rate is adjusted in accordance with a contractual formula that considers the sol/U.S. dollar exchange rate and Peruvian and U.S. inflation. Furthermore, traffic is resilient as the road is highly transited both by heavy vehicles, primarily for the purpose of transporting goods, and by passenger vehicles. Finally, Norvial charges toll fees in both directions, unlike other toll roads in Peru.

Our energy platform is one of the largest oil and gas producers and operators in Peru with long-term contracts. On the extraction side, we see limited demand risk given oil deficit in Peru and the fact that for the two most relevant blocks (III and IV) UNNA Energia sells the oil to Petroperu (Quasi-Government entity – BB+ by Fitch Rating), a solid off-taker backing expected cash flow. Moreover, our activities are focused on proved reserves development and production and are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, over 95 years in the case of Block III, over 95 years in the case of Block IV, and over 50 years in the case of Block V. As such, we believe our activities in these fields bear limited exploration risk.

Well-Positioned in Strategic Locations

With a presence in Peru, Chile and Colombia, we are strategically located in Latin American countries known for their business-friendly policies, with relative macroeconomic stability and among the highest sustained growth rates in the region. We are well-positioned to capitalize upon the significant infrastructure deficit and other business opportunities in Latin America.

Best-in-class Corporate Governance

Our Board of Directors is fully committed to the highest standards of ethics and transparency. The diversity of its members, including Peruvian, Chilean, Brazilian and Spanish citizens, is a sign of the company’s strategic interest in international growth. Likewise, our management, led by our CEO Andre Mastrobuono and our corporate vice president Dennis Fernandez, has implemented a new corporate structure organized by processes, focusing on risk management and synergy generation within the framework of a culture of accountability. Our board includes representatives from our largest shareholders, three independent directors and a female member for the first time in our history. In addition to its plenary sessions, our board is organized into four committees: the Audit and Compliance Committee, the Talent Committee, the Finance, Risks, and Investments Committee, and the Environmental, Social and Governance Committee. This organization allows for comprehensive corporate oversight.

Highly Experienced Management, Talented Engineers and Skilled Workforce

Our management team, led by our CEO Andre Mastrobuono and our corporate vice president Dennis Fernandez, brings experience from across South America that is highly relevant to the development of our business, including the transformation and turnaround of companies in restructuring processes. Our CEO has demonstrated experience turning around companies across the region in the infrastructure, oil and gas, real estate and other industries. He has overseen several companies undergoing transformations and has successfully led their restructuring processes.

Our management team has implemented a new corporate structure organized by processes, focusing on risk management and synergy generation within the framework of a culture of accountability. In addition, we motivate our management through performance-based compensation, which align their interests with those of our shareholders. Through our efforts to attract, train and retain our workforce, we have built a talented team of employees, including more than 1,500 engineers. We also have access to a network of approximately 43,000 manual laborers throughout Peru that can supplement our workforce when required by our construction pipeline. Thanks to our extensive and talented team, we have the capability and scale to undertake large and complex projects in Peru and elsewhere.

We safeguard the health and safety of our collaborators and of all the persons participating in our operations and services. To that end, we provide safe work conditions, we manage risks in a timely manner, and we promote a culture of prevention, starting from the leadership and commitment of our senior management. In 2022, we had an accident incidence rate of 0.17%, calculated over 200,000 hours worked.

Significant Backlog

Our backlog amounted to S/5,327.6 million (US$1,394.7 million) as of December 31, 2022. We believe that our backlog, which as of December 31, 2022 represented approximately 1.2x of our related 2022 revenues, provides visibility as to our potential for growth in the coming years, although backlog may not always be an accurate indicator of future revenues. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.” Moreover, we believe our backlog is strategically targeted to our key end-markets such as mining, infrastructure, power, energy and real estate. Approximately 52.9% of our backlog across our segments as of December 31, 2022 is comprised of contracts with the private sector. Furthermore, we continuously evaluate bidding on contracts arising from the significant ongoing private and public investments in Latin America.

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

Considering the high entry barriers that the infrastructure business entails, the company´s plan is to build on top of its leadership as an infrastructure company in Peru, expanding its business to nearby countries like Chile, Colombia, and Brazil, through new concessions and public-private partnerships (“PPPs”), while also considering the possibility of inorganic growth through the acquisition of concessions and PPPs from third parties. To achieve this, we intend to participate in new tenders and acquisitions in Peru and other countries in the region, including Chile, Colombia and Brazil, with the goal of creating one of the largest regional platforms for the development of infrastructure projects.

In addition, as part of our strategy for the next years, we will also enhance our other business units. Our Real Estate business will seek to grow in the affordable housing sector. Our E&C segment will work to consolidate its position in Chile and Colombia and continue to strengthen its focus in Peru, while we explore options for a strategic partnership. In our Energy business we will continue to deliver refined hydrocarbons from the terminals that we operate, and we will seek to advance production from Blocks III and IV and our gas plant in Talara.

Our strategy for the next years is to focus on the following initiatives:

●	full and timely compliance with our legal and civil commitments to the Peruvian public prosecutor (fiscalía) and the Peruvian attorney general (procuraduria), including payment of civil reparations and/or fines according to the schedule agreed with these two institutions;

●	enhancing our compliance best practices, including the continued strengthening of a strong compliance structure, policies, procedures and training in line with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption and anti-money laundering rules and regulations, supported by the redesign and implementation of new committee structures;

●	strengthening the company’s corporate governance structure with best practices, including changes to the organization of our Board of Directors, which now consist of four committees, that will allow for a comprehensive corporate oversight and demonstrate the company’s commitment to the highest corporate governance standards; and

●	financial restructuring, including the restructuring of project finance and other long-term debt, the increase of capital of certain subsidiaries and the issuance of long-term bonds in the local and international capital markets.

Infrastructure

We are an important toll road concessionaire in Peru, operating three toll roads. Moreover, we are the concessionaire for the Lima Metro, the largest mass-transit rail system in Peru, and a wastewater treatment plant. Also, we provide services to maintain and operate different infrastructure projects.

The table below sets forth selected financial information for our Infrastructure business segment. This segment includes Norvial, Survial, Canchaque, UNNA Transporte, Line 1 of the Lima Metro, La Chira and Via Expresa Sur.

	As of and for the year ended December 31,
	2020		2021		2022		2022
	(in millions of S/, except as indicated)						(in millions of US$)(1)
Revenues	815.6		867.9		1,007.7		263.8
(Loss) profit for the year	(35.5)		69.8		144.2		37.7
(Loss) profit attributable to non-controlling interest	(7.2)		(21.5)		(31.5)		(8.2)
Net profit margin	(4.4%)		8.0%		14.3%		14.3%
adjusted EBITDA	99.2		194.7		288.9		75.6
adjusted EBITDA margin	12.2%		22.4%		28.7%		28.7%
Backlog (in millions of S/)(2)	1,784.6		1,782.1		2,009.1		525.9
Backlog/revenues ratio(2)	2.2	x	2.1	x	2.0	x	-

(1)	Calculated based on an exchange rate of S/3.82 to US$1.00 as of December 31, 2022.

(2)	For more information on our backlog, see “—Backlog.” Does not include our Norvial toll road concession. Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year. Includes revenues only for businesses included in backlog.

Our strategy for our infrastructure segment is to leverage our leadership position as an infrastructure company in Peru and to expand our business into nearby countries such as Chile, Colombia, and Brazil. We look to grow both organically and inorganically via the acquisition of existing assets across the region to become a leading concession development platform in the region. Considering the significant infrastructure deficit in Latin America and the high entry barriers to the infrastructure business, our acquired know-how and the synergy between the concessions and our in-house operating and maintenance company (including providing construction services to other subsidiaries, negotiating energy contracts with suppliers, and UNNA Transporte providing services to other concessions) positions us to take advantage of opportunities and expand our current geographical footprint. The following table shows selected information about our current concessions and long-term contracts as of December 31, 2022.

Project	Year Granted	Initiated Operations	Expiration	Characteristics	% Owned by Us	Status
Toll Roads:
Norvial(1)	2003	2003	2028	183 km	67.0%	Operating
Survial	2007	2008	2032	758 km	99.9%	Operating
Canchaque	2006	2010	2025	77 km	99.9%	Operating
Mass Transit:
Lima Metro	2011	2012	2041	33.1 km	75.0%	Operating
Water Treatment:
La Chira	2010	2016	2037	Avg. treatment capacity of 6.3 m3/sec (expected)	50.0%	Operating

(1)	In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. Our company continues to hold 67% of voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns 16.80% and Inversiones en Infraestructura Peru SAC owns 16.20%.

Principal Infrastructure Lines of Business

Toll Roads

Peru’s economic development is underpinned by a strong government commitment to infrastructure investment, with a particular focus on improving the country’s road system through the award of new concessions to the private sector. We believe this commitment offers significant opportunities to our Infrastructure segment. The following map shows the location of the Norvial road in Peru.

Our Infrastructure segment currently has three toll road concessions through our subsidiaries Norvial, Survial and Canchaque. All three toll roads are currently in operation, and we have the authorizations, permits and licenses necessary to fulfill our obligations under each concession, including releases of rights of way. All of our toll road concessions have utilized the construction services of our E&C segment and the roads are currently operated and maintained by our subsidiary UNNA Transporte. The table below sets forth selected financial information relating to our toll roads.

	For the year ended December 31,
	2020	2021	2022	2022
	(in millions of S/)			(in millions of US$)(1)
Revenues	206.6	256.8	325.4	85.2
(Loss) profit for the year	(0.1)	34.6	41.1	10.7
Net profit margin	(0.3%)	13.5%	12.6%	12.6%
adjusted EBITDA	78.0	118.2	132.4	34.7
adjusted EBITDA margin	37.8%	46.0%	40.7%	40.7%

(1)	Calculated based on an exchange rate of S/3.82 to US$1.00 as of December 31, 2022.

The charts below set forth the breakdown of our revenues, profit of the year, and adjusted EBITDA from our toll road concessions for 2022.

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

Unlike other toll roads in Peru, Norvial charges toll fees in both directions. Our road is highly transited both by heavy vehicles, primarily for the purpose of transporting goods, and also by passenger vehicles, which typically use the road to access tourist destinations. In June 2018, we signed an investment agreement with BCI Peru to monetize future dividends of Norvial. The amount of the transaction was US$42.3 million, the proceeds of which were applied to the reduction of indebtedness related to GSP. In May 2020, the Peruvian Congress suspended the payment of tolls on roads during the initial period of COVID-19 quarantine. Although the Peruvian Constitutional Court struck down the statute effective June 30, 2020, we have yet to collect compensation for tolls which were suspended during that period. The following table sets forth average daily traffic volume and average toll fees charged for vehicle equivalents in respect to the Norvial toll road concession for 2020, 2021 and 2022.

	For the year ended December 31,
	2020	2021	2022
Average daily traffic by vehicle equivalents (1)	24.072	31.260	32.151
Average toll fee charged for vehicle equivalents (in S/)	15.86	16.09	17.56

(1)	Each automobile is counted as one equivalent vehicle and commercial vehicles (such as trucks or buses) represent the number of equivalent vehicles equal to the ratio between the toll rate applicable to commercial vehicles and that which is applicable to one automobile.

Survial

Under our Survial concession, we operate and maintain a 758 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road that runs up to the Peruvian-Brazilian border. The road has five toll stations and three weigh stations. The concession was awarded to Survial in 2007 for a 25-year term. We own 99.9% of Survial. The following map shows the location of the road in Peru.

Our obligations under the concession include the construction of the road, which was completed in 2010.

Our revenue from this concession consists of an annual fee paid to Survial by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of maintenance required due to road damages. In 2020, 2021 and 2022, the fee amounted to US$16.2 million (S/58.6 million), US$8.5 million (S/34.1 million), and US$20.2 million (S/77.0 million), respectively. Our revenue in this concession does not depend on traffic volume.

Additional revenues of the concession are generated from the execution of additional works, work we perform as a result of catastrophic events and emergency maintenance. These revenues are billed when approval is received from the grantor and/or the regulator of the work in progress. In 2020, 2021 and 2022, the additional revenues amounted to US$0.6 million (S/2.1 million), US$0.3 million (S/1.0 million) and US$0.02 million (S/0.1 million), respectively.

Canchaque

Under our Canchaque concession, we operate and maintain a 77 km road from the towns of Buenos Aires to Canchaque, in Peru. The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15-year term, and operations commenced in 2010. We own 99.96% of Canchaque. Our obligations under the concession include the construction of the road, which was completed in 2009. Our revenue from this concession consists of an annual fee paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of road maintenance required due to road wear and tear. In 2020, 2021 and 2022, the fee amounted to US$1.3 million (S/4.9 million), US$1.3 million (S/5.2 million), and US$1.4 million (S/5.2 million), respectively. Our revenue in this concession does not depend on traffic volume.

Additional revenues of the concession are generated from the execution of additional works, work we perform as a result of catastrophic events and emergency maintenance. These revenues are billed when approval is received from the grantor and/or the regulator of the work in progress. In 2020, 2021 and 2022, the additional revenues amounted to US$0.6 million (S/2.3 million), US$3.6 million (S/14.5 million) and US$0.03 million (S/0.1 million), respectively.

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

The map below shows the route of Line 1.

During 2022, Línea 1 spent a total of S/46.3 million (US$12.1 million) in capital expenditures in connection with the Lima Metro.

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

As of December 31, 2022, we operated 44 trains (including four backup trains), which we expect to enable us to travel 4,811,779.65 kilometers per year. The average frequency of the trains is 3 to 10 minutes, depending on the schedule and the price per kilometer traveled is, for our original 24 trains, S/96.84, and for our 20 newer trains, S/63.25.

Pursuant to the concession, we must comply with certain requirements in the operation of the trains. According to the concession, at least 95% of our trains must be running and available for use and not less than 85% of our trains that are available for use must arrive to destination on scheduled time. The table below shows our monthly average results during 2022.

Water Treatment

In 2010, we were awarded a 25-year concession for the construction, operation and maintenance of La Chira wastewater treatment plant in the south of Lima. The project is aimed at addressing Lima’s environmental problems caused by sewage discharged directly into the sea. We hold a 50% share in this concession and our partner Acciona Agua holds the remaining 50%. The plant began operations in June 2016.

La Chira’s total investment in the concession was S/250 million (US$74.4 million). La Chira is entitled to collect (i) an annual payment for the investment made in the construction of the project for an amount of S/24.2 million (approximately US$7.1 million), and (ii) and annual payment for the operation and maintenance of the project for an amount of S/8.5 million in 2022. These fees are paid by Sedapal S.A., the public utility company responsible for the supervision of the water service in Lima, for a period of 25 years. We funded our construction costs related to La Chira through the sale of government certificates to financial institutions, and, as a result, will not receive future cash flows from item (i). See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Infrastructure.” A joint operation in which our E&C segment participated in the construction of the wastewater treatment plant.

Operation and Maintenance of Infrastructure Assets

We began providing our operation and maintenance of infrastructure assets services in 1994 when we were awarded the concession for the Arequipa Matarani highway in southern Peru. With this experience, in 2003, we began providing operation and maintenance services to Norvial. In 2007, the Peruvian government-initiated Proyecto Peru, a program aimed at maintaining roads not under concession to ensure their longevity. Proyecto Peru allowed us to develop new business opportunities providing maintenance services to more than 4,000 km of public roads in Peru.

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

Operation and Maintenance of Infrastructure Assets

Total 1,592.8 KM

The below map illustrates the roads in Peru for which we currently provide operation and maintenance services.

Project	Km
Survial	757.64
Canchaque	76.9
Norvial	182.52
Línea 1	33.00
Atico	334.70
Chinchaypujio	208.08

We provide the following road operation and maintenance services:

●	Routine Maintenance. These services aim to preserve roads through ongoing maintenance, including road demarcation, cleaning, drainage, road fissure treatment which seals cracks in roads to prevent water infiltration, slurry sealing and micro-paving which seals asphalt to prevent aging and improve resistance to water and surface wear.

●	Periodic Maintenance. These services entail activities that are performed periodically, intended to prevent the occurrence or exacerbation of defects, conserve the structural integrity of roads and correct major defects.

●	Emergency maintenance. This maintenance work is performed whenever the need arises such as when natural disasters damage road surfaces.

We also administer toll stations and weighing stations, offer road patrolling services, operate assistance call centers and provide emergency medical services.

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

The table below sets forth selected financial information for our Energy segment.

	As of and for the year ended December 31,
	2020	2021	2022	2022
	(in millions of S/, except as indicated)			(in millions of US$)(1)
Revenues	369.8	541.9	633.8	165.9
(Loss) profit for the year	12.6	57.8	63.9	16.7
(Loss) profit attributable to non-controlling interest	9.2	51.3	(7.1)	(1.9)
Net profit margin	3.4%	10.7%	10.1%	10.1%
adjusted EBITDA	109.4	173.7	184.2	48.2
adjusted EBITDA margin	29.6%	32.0%	29.1%	29.1%

(1)	Calculated based on an exchange rate of S/3.82 to US$1.00 as of December 31, 2022.

Our strategy is to develop the oil reserves of Block III and IV, to consolidate our storage business, and to look for new opportunities in the natural gas business. Through our Energy segment, we have participated with 8% of the oil production, 1.5% of the liquefied petroleum gas (LPG) production and 19% of the fuel dispatch within Peru during 2022, according to the Ministry of Energy and Mines of Peru (MINEM).

The following table shows selected information for our Energy business as of December 31, 2022.

Project	Year Granted	Initiated Operations	Expiration	Characteristics	% Owned by Us	Status
Energy:
Block V	1993	1993	2023	Avg. daily production of 105 bbl (2022)	100.0%	Operating
Block III	2015	2015	2045	Avg. daily production of 627 bbl (2022)	100.0%	Operating
Block IV	2015	2015	2045	Avg. daily production of 2,331 bbl (2022)	100.0%	Operating
Gas Processing	2006	2006	N/A	Avg. daily processing capacity of 31.68 MMcf	100.0%	Operating
North and Central Fuel Terminals	2014	2014	2034	Aggregate storage capacity of 2,695 Mbbl	50.0%	Operating

We currently operate three energy businesses within our Energy segment:

(i)	Exploration and Production: We have been operating and extracting oil from four onshore fields (Block I, Block III, Block IV and Block V) located in the provinces of Talara and Paita in northern Peru. We had two hydrocarbon extraction service contracts with Perupetro, the Peruvian entity responsible for the administration and supervision of all exploration and production contracts in Peru, under which we have been operating two oil producing fields, Block I which expired on December 26, 2021 and Block V that will expire in October 2023. In addition, we have two long-term license contracts with Perupetro, a state-owned oil and gas company, for two other blocks, Block III and IV, which started operations in April 2015 and oil production from these blocks is sold to Petroperu. During 2022, the oil production of our four blocks was approximately 3,063 bbl per day on average.

(ii)	Natural Gas: We own and operate a natural gas processing plant located in northern Peru, which processes and fractions natural gas, sells the liquids and delivers dry gas to a gas-fired power generation company under a long-term processing and fractionation agreement.

(iii)	Transport and Distribution: We are a 50% partner in Terminales del Peru, a consortium which has a contract with Petroperu to operate and maintain five fuel storage terminals until 2034.

In addition, we are a 50% partner in Oil Tanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named Terminal Marino Pisco Camisea under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. Additionally, through OTAS, we are also a 25% partner in Logística Químicos del Sur S.A. (“LQS”), which operates the Terminal de Químicos de Matarani and which dispatched 57,508 tonnes of sodium hydrosulfide for international mining companies in 2022.

The pie charts below set forth the breakdown of our revenues, net income before minority interest and adjusted EBITDA from our Energy segment for 2022.

Oil and Gas Production

We have been operating and extracting oil from four mature fields (Blocks I, III, IV and V) located in the provinces of Talara and Paita in northern Peru. Two of these fields, Blocks I and V, have been operated under service contracts under which we provide hydrocarbon extraction services to Perupetro. Hydrocarbons extracted from these two blocks belong to Perupetro, which in turn pays us, once a month, a variable fee per barrel of extracted hydrocarbons. This extraction fee is based on a basket of international crude prices and the level of production. The service contract of Block I expired on December 26, 2021 and the Block V contract will expire on October 2023. The other two fields, Blocks III and IV, are operated under long-term license contracts with Perupetro. The hydrocarbons extracted are owned by our subsidiary UNNA Energía, who sells the oil to Petroperu based on the average prices of three international crude oil prices: Fortis, Suez Blend and Oman Blend crudes. UNNA Energía pays royalties, to Perupetro, calculated in accordance with a contractual formula that accounts for price, volume, income and expenses of each block. Our activities are focused on proved reserves development and production and are conducted in mature oil fields, which have been producing oil for over 100 years in the case of Block I, over 95 years in the case of Block III, over 95 years in the case of Block IV, and over 50 years in the case of Block V. We believe our activities in these fields bear limited exploration risk.

The following table shows selected information about our fields.

Property	Basin	UNNA Energía’s Ownership	Expiration	Developed Acres	Undeveloped Acres
Block I (terminated)	Talara	100%	December 2021	25,154	4,110
Block III	Talara	100%	2045	7,475	39,254
Block IV	Talara	100%	2045	10,240	47,776
Block V	Talara	100%	2023	1,880	20,502

Block I:

We operated and extracted oil and natural gas from Block I under a 30-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expired on December 26, 2021. Average daily production during 2021 was 537 barrels of crude oil. We operated 205 wells using various oil extraction systems and operated a network of production batteries and pipelines to collect, measure and deliver oil in a control point close to the Talara refinery. The field is located in the province of Talara, department of Piura, in northern Peru, approximately five miles from the Talara refinery, the second largest refinery in the country. Block I is the oldest oil producing field in Peru and has been producing oil since around 1890. Perupetro has signed an agreement with Petroperu which has taken over the operation of this field.

Block III:

We operate and extract oil and natural gas from Block III under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2022 was 627 barrels of crude oil. We operate 172 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in a control point close to the Talara refinery, which purchases the oil according to a contract based on an average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, as adjusted by certain factors. The field is located between the provinces of Talara and Paita, department of Piura, in northern Peru, approximately 43 miles from the Talara refinery. Our principal capital expenditure commitment under this agreement consists of (i) the Exploitation Phase (years 2-11): Drill 23 development wells per year (230 wells); and (ii) Exploitation Phase 2 (years 12-26): Drill at least 10% of the locations of proved undeveloped reserves identified in the reserves report submitted yearly to Ministry of Energy and Mines. In 2022, we started the first drilling campaign (out of ten campaigns) and completed nineteen of the twenty-three wells with a capital expenditure of US$18.6 million. The estimated average capital expenditure per well is US$1 million.

Block IV:

We operate and extract oil and natural gas from Block IV under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2022 was 2,331 barrels of crude oil. We operate 359 wells using various oil extraction systems and operate a network of production batteries and two pipelines to collect, measure and deliver oil in a control point close to the Talara refinery, which purchases the oil according to a contract based on an average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, adjusted for costs related to hydrocarbon transportation. The field is located in the province of Talara, department of Piura, in northern Peru, approximately 21 miles from the Talara refinery. Our principal capital expenditure commitment under this agreement consists of (i) the Exploitation Phase (years 2-11): Drill 33 development wells per year (330 wells); and (ii) Exploitation Phase 2 (years 12-26): Drill at least 10% of the locations of proved undeveloped reserves identified in the reserves report submitted yearly to the Ministry of Energy and Mines. As of December 31, 2022 we have drilled 181 development wells and two exploratory wells at a cost of US$113.4 million. The estimated average capital expenditure per well is US$0.643 million. On February 28, 2022, we started the fifth drilling campaign. On October 12, 2022, we started the sixth drilling campaign and so far have completed 16 wells (out of 33 wells per year).

Block V:

We operate and extract oil and natural gas from Block V under a 30-year hydrocarbon extraction service contract with Perupetro, which was extended for an additional 10-year term and expires in October 2023. Average daily production during 2022 in this field was 105 barrels of crude oil. We operate 46 wells in this field using various oil extraction systems. The Block V field is located in the province of Los Órganos, department of Piura, Peru, close to the border with Ecuador. Block V has been producing oil since the 1950s.

The map below shows the geographic location of our oil producing blocks in northern Peru.

For Block V, we are entitled to a variable fee paid by Perupetro, which is based on the level of production of each field and a price formula that is based on an average price of three international crude oil prices: Fortis blend, Suez blend and Oman crudes, and a discount over this price of approximately of 72% per barrel. For Block III and Block IV, we pay royalties to Perupetro based on an average price of three international crude oil prices, Fortis blend, Suez blend and Oman crudes, as well as the production and the incomes and expenses of each block. The royalties paid to Perupetro were US$10.08 per barrel during 2020, US$24.00 per barrel during 2021, and US$45.05 per barrel during 2022.

During 2020, 2021 and 2022, we received an average revenue (for all blocks) of US$41.22, US$68.73, and US$93.24 respectively, per barrel of extracted oil, which was equivalent to approximately 91.29%, 91.2%, and 92.14% respectively, of average Brent crude oil prices in the same years. We are not committed to provide a fixed volume of oil or natural gas under our four contracts.

We produce natural gas as a byproduct of the production of crude oil (an average of 5.5 MMcf per day during 2022). In Block IV, a certain volume of natural gas extracted is used as fuel and the excess is sent to our Pariñas plant to be processed and commercialized as liquid and dry gas. In June 2022, we started our contract with Lima Gas to compress and sell compressed natural gas (CNG) (average of 0.89 MMcf per day). In Block V, we reinject the natural gas produced back into the wells. In Block III, we use part of the produced gas as fuel to operate well equipment (pumping units) and we are looking for a market to sell the excess. In this regard, we have signed an agreement with Gasnorp to start delivering natural gas in 2023. Our revenues for the sale of natural gas (liquid and dry gas) were US$4.6 million in 2022 in our Exploration & Production unit.

Estimated Proved Reserves:

The following table sets forth estimated proved crude oil and natural gas reserves in Blocks III, IV and V as of December 31, 2022. We have only included estimates of proved and have not included any estimates of probable and possible reserves.

	Crude Oil (Mbbl)	Natural Gas (MMcf)	Crude Oil Equivalents (MBoe)
Block III:
Proved developed producing	2,383.8	829.7	2,522.1
Proved developed non—producing	513.6	140.2	537.0
Proved undeveloped	9,451.7	638.3	9,558.1
Total proved reserves	12,349.2	1,608.2	12,617.2
Block IV:
Proved developed producing	6,616.1	9,462.5	8,193.2
Proved developed non—producing	679.3	912.5	831.4
Proved undeveloped	6,324.3	12,017.4	8,327.2
Total proved reserves	13,619.7	22,392.4	17,351.8
Block V:
Proved developed producing	30.6	-	30.6
Proved developed non—producing	2.9	-	2.9
Proved undeveloped
Total proved reserves	33.5	-	33.5
Total:
Proved developed producing	9,030.5	10,292.2	10,745.9
Proved developed non—producing	1,195.9	1,052.7	1,371.3
Proved undeveloped	15,776.0	12,655.7	17,885.3
Total proved reserves	26,002.4	24,000.6	30,002.4

Proved reserves are those quantities of oil and natural gas which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. To achieve reasonable certainty, we employed methodologies that have been demonstrated to yield results with consistency and repeatability. The methodologies and economic data used in the estimation of the proved reserves in the fields include, but are not limited to, well logs, geologic maps and available down hole and production data, seismic data, and well test data.

Reserve amounts were based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent crude price for each month in the period January through December 2021, which, pursuant to our contractual agreements, resulted in average oil and gas prices of US$100.25 per barrel and US$6.40 MMcf, respectively, that for the purpose of reserve amount estimation were assumed to remain constant.

Proved undeveloped reserves in the fields as of December 31, 2022 were 17,885.3 Mboe, consisting of 15,776.0 MBbl of crude oil and 2,109.3 Mboe (12,655.7 MMcf) of natural gas. We estimate that during 2022, proved undeveloped reserves decreased by 5,322.3 Mboe of crude oil, mainly as a result of a decrease of natural gas considering the volume of natural gas available pursuant to the agreement between UNNA Energia and Gasnorp contracted from August 2022 to August 2025.

In 2022, approximately 5,500 Mboe of proved undeveloped reserves were converted into proved developed reserves, consisting of 1,977MBbl of crude oil and 494 Mboe (2,965 MMcf) of natural gas due to due to drilling campaigns in Block III and Block IV.

Capital expenditures made during 2022, for both drilling activities and workovers, to convert undeveloped reserves to proved developed reserves, amounted to approximately US$46.1 million (S/176.1 million).

The principal changes in proved undeveloped reserves during 2022 were:

●	In Block IV, proved undeveloped crude oil reserves decreased 794 Mbbl during 2022, as a result of revisions to the power dispatch curves used in our drilling operations.

●	In Block III, proved undeveloped crude oil reserves decreased 81 Mbbl during 2022 as a result of revisions to the power dispatch curves used in our drilling operations.

For changes in proved developed and undeveloped reserves from December 31, 2021 to December 31, 2022, see supplementary data (unaudited) annexed to our audited annual consolidated financial statements included in this annual report.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process:

The reserves estimates shown in this annual report have been prepared internally by our engineers in accordance with the definitions and guidelines of the SEC. Our reserves are estimated at the property level and compiled by our engineering staff. Our engineering staff interacts with our internal staff of operations engineers and geoscience professionals and with accounting employees to obtain the necessary data for the reserves estimation process. Our reservoir engineers and geoscience professionals have worked to ensure the integrity, accuracy and timeliness of the data, methods and assumptions used in the preparation of the reserves estimates. Mr. Javier Portuguez is our Reservoir Engineer. The reserves estimate report was submitted to our Committee of Reserves, which is formed by Mr. Ivan Miranda (Exploration and Production Technical Manager), Mr. Jose Pisconte Lomas (Chief of Geology), and Mr. Manuel Gomez (Chief of Reservoir Engineering). Mr. Portuguez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 29 years of experience, developed as a production and reservoir engineer at Mercantile and Interoil Peru. Mr. Gomez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 15 years of experience, most of it as drilling, completion, stimulation, and reservoir engineer. Mr. Pisconte Lomas, holds a Geologist Engineering degree and a Regional Geology Master’s degree from Universidad Nacional Mayor de San Marcos and has 30 years of experience in the oil industry. Mr. Miranda holds a degree in Petroleum Engineering from Universidad Nacional de Ingeniería in Lima and a Petroleum Engineering Master’s degree from Texas A&M University of Texas—USA, and has 38 years of experience in the oil industry developed at PetroPeru, Unipetro ABC, and UNNA Energía.

Production, Revenues, Prices and Costs:

The following table sets forth information regarding our production, revenues, prices and production costs for 2020, 2021, and 2022.

	For the year ended December 31,
	2020	2021	2022
Production volumes(1):
Crude oil (Mbbl)
Block I (terminated)	219.6	195.9	-
Block III	247.7	192.4	225.6
Block IV	785.4	690.7	850.8
Block V	34.6	34.1	38.3
Total (crude oil Mbbl)	1,287.4	1,113.1	1,114.7
Natural gas (MMcf)	1,540.2	1,518.3	696.1
Block I (terminated)	1337.31	1225.0	-
Block III
Block IV	202.8	293.3	696.1
Block V	—
Total (natural gas MMcf)	1,540.2	1,518.3	696.1
Crude oil equivalents (Mboe)	273.8	269.9	116.0
Total Company	1,561.2	1,383.0	1,238.4
Average sales prices(2):
Crude oil (US$/bbl)	38.06	64.61	93.24
Natural Gas (US$/Mcf)	3.27	5.23	2.62
Crude oil equivalents (US$/boe)	31.79	58.34	85.10
Costs and expenses(2):
Production expenses (US$/boe)	14.43	20.92	21.35
Royalties (US$/boe)	7.12	19.24	39.96
General and administrative expenses (US$/boe)	2.19	2.37	2.67
Depreciation, depletion, amortization and accretion expenses (US$/boe)	8.61	10.34	10.84

(1)	Hydrocarbons extracted from Blocks I and V belong to Perupetro, which in turns pays us a per barrel fee for extracted hydrocarbons. Hydrocarbons extracted from Blocks III and IV belong to UNNA Energía, which in turn pays a royalty to Perupetro for the amount of extracted hydrocarbons.

(2)	Crude oil sales volume differs from total production volume due to operational circumstances such as the inventory of product stored in our field batteries at the end of each monthly measurement. “Average sales prices” refers to the fees received in consideration for our extraction services, which do not equal the sales prices of crude oil. Average sales prices have been calculated using a basket price formula according to the service and license contracts of each block. Those pricing formulation is at a discount to global oil prices for Blocks I and V, and for Blocks III and IV we pay royalties on the oil extracted. Per unit costs have been calculated using sales volumes.

Acreage, Productive and Development Wells, Drilling:

The following table sets forth certain information regarding the total developed and undeveloped acreage as of December 31, 2022.

Formation(1)	Developed Acreage	Undeveloped Acreage
Block III
Salina Mogollón	7,475	3,983
Redondo	105	1,035
Amotape	1,750	2,370
Total Block III	7,475	39,254
Block IV
Pariñas	4,155	3,402
Palegreda	7,421	2,665
Mogollón	1,505	2,571
Total Block IV	10,240	47,776
Block V
Verdun	530	650
Ostrea	175	115
Mogollón	1,350	120
Total Block V	1,880	20,502
Total	19,595	107,532

(1)	Represents the areas of the main reservoirs quantified by blocks, which are multi-reservoirs at different depth levels and overlap with each other.

As of December 31, 2022, we had a total of 576 producing wells. Our wells are oil wells, many of which also produce natural gas. We do not have interests in wells that only produce natural gas. The following table shows the number of development and exploratory wells drilled during 2020, 2021, and 2022 in Blocks III, IV and V.

	For the year ended December 31,
	2020	2021	2022
Development Wells
Productive	18	15	67
Dry	—	-	2
Total	18	15	69
Exploratory Wells
Productive	—	1	-
Dry	—	-	-
Total	0	1	-

During 2020, 2021, and 2022 we invested US$12.26 million (S/44.44 million), US$8.5 million (S/33.9 million), and US$45.7 million (S/174.6 million) respectively, in drilling activities. During 2022, we drilled a total of 49 wells in Block IV (one well was classified as not productive) and 19 wells in Block III (so far all productive wells). Under the terms of our agreements with Perupetro, at the time the contract terminates, we are required to close non-producing wells that we have drilled. As of December 31, 2022, we estimated that we will be required to close 99 wells in Block I through the end of 2026, and 17 wells in Block V through the end 2025, and 38 wells in Block III and 48 wells in Block IV by April 2045. We have created a provision in our financial statements for the costs relating to those well closings. See Note 5.A (iii) to our audited annual consolidated financial statements included in this annual report.

Gas Processing Plant

We own a gas processing plant located 7 km north of the city of Talara in Piura, Peru. We currently have a delivery and gas processing and fractioning contract with Enel Generación Piura (formerly known as EEPSA), according to which Enel Generación Piura delivers wet natural gas that it purchases from onshore and offshore gas operators in the area. We then process and fraction the gas into two products: (i) dry natural gas, which can be used as fuel in Enel Generación Piura’s gas-fired turbine; and (ii) natural gas liquids, which are sold in the Peruvian market. Under the terms of the agreement, we are responsible for all operating costs of the gas processing plant but are also entitled to keep revenues from the sale of the natural gas liquids to third parties after payment of a variable royalty, based on the volume of gas processed, to Enel Generación Piura. Our current gas processing and fractionation contract with Enel Generación Piura expires in 2023.

Our gas processing plant has the capacity to process up to 44 MMcf per day. We processed 28.40 MMcf per day during 2020, 30.41 MMcf per day during 2021, and 31.7 MMcf per day during 2022. Approximately 85.8 % of the volume processed by our gas processing plant depends on the gas volumes provided by Enel Generación Piura for processing and use on its gas-fired turbines. These volumes vary per month and depend upon the power dispatch curve of Enel Generación Piura among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by Enel Generación Piura are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher. During 2022 approximately 8.7% of the volume processed by our gas processing plant depends on the volumes of gas extracted by UNNA Energía in Block IV, approximately 5.5% depends on the volumes of gas provided by SAVIA and 2.4% on the gas provided by CNPC which we process and commercialize as liquid natural gas.

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

In June 2014, Terminales del Peru, a new consortium that included our subsidiary UNNA Energía and Oiltanking Peru, was awarded a concession for the operation of the North and Central Fuel Terminals for PetroPeru. The contracts have 20-year terms and consist of the operation of four terminals in the north and one terminal in the center of the country, providing storage and dispatching bulk liquid fuel. The contractual commitment of the committed investments were completed in 2021 investing roughly US$32 million (S/122.2 million) and achieving 100% completion on both projects. Regarding the additional investment (reimbursables), at the end of 2022, we reached a cumulative investment of US$107 million (S/408.7 million) out of the contractual commitment of US$186 million (S/710.5 million).

Our open-access terminals offer our customers dependable and critical handling and storage services for refined petroleum liquid products, maintaining high quality, safety and environmental standards. We provide storage, handling and loading and uploading services for a broad range of refined petroleum liquid products, including gasoline, aircraft fuel, diesel, LPG and heavy fuel oil. We deliver the liquids into two types of transportation systems, railroad cars and cistern trucks. Because of the strategic location of our assets, our deep-water access, inland terminals and our aggregate storage capacity of 2.69 MMbbl in the North and Central Terminals, we believe that we are well-positioned to cover the needs of our clients, the two principal refineries in Peru. The map below shows the location of each of our fuel storage terminals in Peru.

Under the contracts, Terminales del Peru receives revenues paid in connection with monthly reserved volume in tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). The storage fee per barrel, is based upon reserved volumes whether they are received or not. The throughput fee is paid based on effective barrels delivered per month. During 2020, 2021, and 2022, Terminales del Peru generated revenues of US$45.2 million (S/163.8 million), US$48.3 million (S/193.1 million), and US$51.9 million (S/198.2 million) (we are entitled to 50% of the joint operation revenues), respectively. Under the contract, Terminales del Peru are responsible for paying the fuel terminals operating and maintenance costs and also paying a royalty fee to Petroperu based on effective barrels delivered each month.

At the current stage of the contracts, any capital expenditure approved by Petroperu that we invest in the fuel storage terminals can be recouped from any present and future royalties we owe to Petroperu.

Other Terminal Operations

We are a 50% partner in Oiltanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named “Terminal Marino Pisco Camisea” under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. In 2022, this terminal dispatched 23.7 million barrels and received 5.4 million barrels of natural gas liquids (LPG, Nafta, MDBS, B-100, ULSD, B5 S50 y Diesel 2). This contract term has been extended until November 30, 2027.

Additionally, through OTAS, we are also a 25% partner in LQS, which operates the “Terminal de Químicos de Matarani”, which dispatched 57,508 tonnes of sodium hydrosulfide for international mining companies in 2022. During 2020, 2021, and 2022, these activities generated revenues in the aggregate of approximately US$6.7 million (S/23.3 million), US$6.8 million (S/26.4 million), and US$7.9 million (S/30.2 million), respectively.

Real Estate

Our Real Estate segment is one of the largest apartment building developers in Peru, in terms of number of units sold and value of sales in 2022, and is focused on the development and sale of affordable housing and housing as well as other real estate projects. Since commencing our operations in 1987, we have developed approximately 1,444,650 m2 of affordable housing (approximately 23,331 units); approximately 402,198 m2 of housing (approximately 2016 units); approximately 170,416 m2 of office space (approximately 903 offices); and approximately 43,000 m2 of shopping centers (three shopping centers and strip malls). Moreover, we are currently building approximately 63,344 m2 of affordable housing (approximately 1,120 units). Our Real Estate segment also owns land parcels in Lima, comprising approximately 9 hectares as of December 31, 2022, and we have sold undeveloped land in the past and intend to continue such sales in the future.

The table below sets forth selected financial information for our Real Estate business segment.

	For the year ended December 31,
	2020		2021		2022		2022
	(in millions of S/, except as indicated)						(in millions of US$, except as indicated)(2)
Revenues(1)	182.4		239.3		367.3		96.1
(Loss) profit for the year	15.0		13.0		82.9		21.7
(Loss) profit attributable to non-controlling interest	(13.6)		(12.2)		(51.8)		(13.6)
Net profit margin	8.2%		5.4%		22.6%		22.6%
adjusted EBITDA	32.6		36.9		137.7		36.0
adjusted EBITDA margin (%)	17.8%		15.4%		37.5%		37.5%
Backlog (in millions of S/)(3)	218.6		179.8		167.9		44.0
Backlog/revenues ratio(3)	1.2	x	0.89	x	0.46	x	-

(1)	In 2020, 2021 and 2022 we recognized S/7.3 million, S/7.2 million, and S/146.3 million (US$38.3 million) respectively, in revenues from land sales.

(2)	Calculated based on an exchange rate of S/3.82 to US$1.00 as of December 31, 2022.

(3)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable period. Revenues are calculated for such period and converted into U.S. dollars based on the exchange rate published by the SBS at such period.

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

We began developing affordable housing projects in 2001, following the Peruvian government’s efforts to address the country’s housing deficit, particularly for low-income families. We launched the first major affordable housing project in Peru in 2007, Parque Agustino, in Lima’s El Agustino neighborhood. Since 2001, we have completed 18 affordable housing projects. As of December 31, 2022, we are in the process of developing three affordable housing projects, including construction, presales and procuring required authorizations and permits. These projects consist of expansions of projects previously completed by us. Affordable housing consists of apartments, usually ranging between 50 and 72 m2 in size, that are purchased using government-sponsored support programs. The Peruvian government has adopted the Nuevo Crédito MiVivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. In order for a unit to qualify for the Nuevo Crédito MiVivienda program, its selling price must range between S/65,200 and S/464,200. In order for a unit to qualify for the Techo Propio new housing purchase program, its selling price must be less than S/68,000 for a single family home or less than S/120,300 for a multi-family dwelling.

In order to be eligible for an affordable housing subsidy under the Nuevo Crédito MiVivienda program, a purchaser must not own any other home or have benefitted from a housing subsidy program in the past, among other requirements. A purchaser must also provide a down payment between 10% and 20% of the total purchase amount. Housing subsidies under this program fluctuate between S/10,800 and S/25,700 which incentivize purchasers with fixed interest rates so long as they pay their mortgage loan payments on a timely basis. In addition, a Green Bond subsidy of S/5,400 is added when projects are sustainable, such as in the case of our affordable housing projects in Viva. In order to be eligible for an affordable housing subsidy under the Techo Propio program, a purchaser must have a monthly income that does not exceed approximately S/ 3,715 and must not have received any other government-sponsored housing benefit in the past, among other requirements. A Techo Propio purchaser must also show proven savings equal to at least 3.5% of the total purchase amount. Housing subsidies under this program is S/43,312. Purchasers of subsidized housing under both programs are also not required to pay a value-added tax normally applicable to residential purchases.

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

Our housing developments consist of residential buildings comprised of apartments with a mid- to high-price range that do not qualify for government subsidies. Since 1987, we have developed 38 housing developments. As of December 31, 2022, we are developing four affordable housing projects, which are in the construction stage. Our housing units typically range between 67.58 m2 and 125 m2 in size.

Substantially all of our affordable housing and housing development projects are located in Lima. We have also purchased land to develop four affordable housing projects in Piura. We intend to develop affordable housing projects in other cities outside of Lima.

The table below sets forth number of units sold and not yet delivered, and number of units delivered, as well as the value of units sold and our sales revenue for the periods indicated.

	For the year ended December 31,
	2020	2021	2022
Number of Units Delivered(1):
Affordable Housing	1,123	1,437	1,272
Housing	2	77	35
Total	1,125	1,514	1,307
Number of Units Sold and Not Yet Delivered(1):
Affordable Housing	1,247	1,479	1,141
Housing	59	22	3
Total	1,306	1,501	1,144
Total m2 Delivered:
Affordable Housing	57,330	87,560	78,311
Housing	1,588	5,775	1,925
Total	72,918	93,335	80,236
Total m2 Sold and Not Yet Delivered:
Affordable Housing	68,949	104,889	74,463
Housing	29,959	1,650	225
Total	98,908	106,539	74,668
Value of Units Delivered (in millions of S/):
Affordable Housing	157	201	196
Housing	12	21	12
Total	169	222	208

(1)	We typically pre-sell our affordable housing and housing units before construction begins and continue to sell during construction, although we recognize revenues at the time of delivery of units.

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

Land Bank

We typically purchase land to develop real estate projects with the intention to begin construction within a 12- to 18-month period after the purchase of the land. We may also, from time to time, purchase land for subsequent resale. As of December 31, 2022, we owned approximately 80.6 hectares, of which 99% is located in Lima and 1% outside of Lima. We continually evaluate opportunities to purchase new land for our real estate development projects.

We have a 50.45% interest in Almonte, which owns approximately 71.4 hectares of undeveloped land in Lurín, located 30 km south of Lima, as of December 31, 2022. On May 31, 2018, Almonte signed a purchase agreement with PRINSUR for the sale of 420.9 hectares of land by Almonte to PRINSUR for an aggregate amount of US$92.7 million, the final installment of which was paid in February 2020 upon the satisfaction of certain conditions precedent.

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

Sales and Marketing

We typically pre-sell our affordable housing and housing units prior to and during construction and use the related proceeds to finance the construction of the units. Our commercial and sales processes differ depending on the type of development and market segment of the development. We primarily sell our real estate development projects through an internal sales force that is assigned to particular projects and, to a lesser extent, external brokers on a non-exclusive, commission-fee basis. Our marketing efforts consist of newspaper advertisements, radio and television commercials, billboards and promotional offers for referrals. We also advertise our real estate projects on our website and social media.

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

Engineering and Construction

Our E&C segment has a more than 89-year track record, undertaking a broad range of activities such as: engineering; civil works; electromechanics activities and building construction. We provide E&C services to a diverse range of end-markets, mainly focused on mining, industrial, oil and gas, infrastructure and real estate, among others. The following chart sets forth our 2022 revenues by end-market.

2022 E&C Revenues by End-Market

Our E&C segment mainly undertakes private-sector projects, particularly those with a high degree of complexity, which enable us to develop innovative and tailor-made solutions for our clients. We provide our clients with a comprehensive service offering by leveraging our various areas of expertise and engaging in virtually all aspects of project execution, thereby capturing a larger share of investment projects.

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

Although we primarily undertake engineering and construction projects in Peru, our clients often ask to undertake engineering and construction of large and complex projects in other countries, such as Mexico, the Dominican Republic, Bolivia, Guyana, Panama and Chile. As a result, we have developed extensive experience executing projects throughout Latin America. To further capitalize on our capabilities and expertise, we have expanded our activities into other key markets, such as Chile and Colombia, which have been benefitting from high levels of investment and are aligned with our areas of strategic focus. In 2022, approximately US$223.1 million (S/852.4 million) of our E&C revenues were derived from international projects outside of Peru.

The acquisition of two companies, Vial y Vives and DSD, which were later merged, has solidified our presence in Chile. While we have been undertaking projects in Chile since 1995, such as the construction of the transmission line and crusher of the Caserones mine for SCM Minera Lumina Copper, we believe we will continue benefiting from the established and long-lasting presence in the country of both Vial y Vives and DSD Construcciones y Montajes. Moreover, through the acquisition of Morelco in December 2014, an engineering and construction company focused on the oil and gas and other energy sectors, we established a presence in the Colombian market.

Given the prevalence of mining operations in our main markets, we have significant expertise with respect to specialized engineering and construction services for the mining sector. As a result, we believe we are one of the leading mining construction companies in Latin America and leverage this expertise within our main markets and in the undertaking of complex projects across the region.

The table below sets forth selected financial information for our E&C business segment.

	As of and for the year ended December 31,
	2020		2021		2022		2022(1)
	(in millions of S/, except as indicated)				(in millions of US$)
Revenues	2,131.7		2,754.0		2,679.2		701.4
(Loss) profit for the year	(104.4)		(81.5)		(147.5)		(38.1)
(Loss) profit attributable to non-controlling interest	4.3		(0.6)		1.8		0.5
Net profit margin	(4.9)%		(3.0)%		(5.5)%		(5.5)%
adjusted EBITDA	(23.2)		89.6		(30.3)		(7.9)
adjusted EBITDA margin	(1.1)%		3.3%		(1.1)%		(1.1)%
Backlog (in millions of S/)(2)	2,966.9		3,374.0		3,660.6		958.3
Backlog/revenues ratio(2)	1.4	x	1.2	x	1.4	x	-

(1)	Calculated based on an exchange rate of S/3.82 to US$1.00 as of December 31, 2022.

(2)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

Principal Engineering and Construction Activities

The following charts sets forth our 2022 revenues by E&C activity.

Civil Works

Our civil works activities focus on infrastructure projects, including airport terminals and runways, earthworks, the construction of roads, highways, transportation facilities (e.g., mass transit systems such as the Lima Metro), dams, hydroelectric plants, water supply and sewage projects, excavation, structural concrete construction and tunneling. Our civil construction projects are generally large and complex, requiring the use of large construction equipment and sophisticated managerial and engineering techniques.

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

Major Projects

The company plays an active role in the infrastructure sector in Peru, as well as other countries in Latin America, including the construction of roads, hotels, hospitals, shopping centers, housing developments, concentrator plants, hydroelectric power plants, thermal power plants and transmission lines as well as water supply and sewage projects, irrigation projects and dam building, among others. Throughout our history, we have participated, on our own or through minority or majority interests in joint operations, in a diverse range of landmark projects, including the following:

●	in 2010, the Melchorita liquefaction plant for Peru liquified natural gas, Camisea project;

●	in 2010, the Gran Teatro Nacional, the most modern theater in Peru;

●	in 2011, the Pueblo Viejo Mine concentrator plant for Barrick Gold Corp. in the Dominican Republic;

●	in 2011, the first stretch of Line 1 of the Lima Metro for the Peruvian Ministry of Transport and Communications;

●	in 2012, for project manager Bechtel, the Antapaccay copper concentrator developed by Xstrata Copper, the world’s fourth largest copper producer;

●	in 2013, expansion of the plant for Cementos Lima, the largest cement producer in Peru;

●	in 2014, the second stretch of Line 1 of the Lima Metro for the Peruvian Ministry of Transport and Communications;

●	in 2014, construction of the Nueva Fuerabamba city, an integral real estate development project for the population surrounding the Las Bambas mining project;

●	in 2015, construction of a copper concentrator plant for the Las Bambas mining project, managed by Bechtel and developed by Xstrata Copper;

●	in 2015, expansion of the process plant for the Cerro Verde mine, one of the biggest concentrator plants in Latin America;

●	in 2015, engineering, procurement and construction of Guyana Goldfields’ Aurora gold project in Guyana, with the scope of works including a 1.75 Mt/a processing plant, power station and integration management;

●	in 2015, design, engineering, procurement and construction of a new stock pile and 10,000 conveyor belts for the Escondida Mine, managed by Bechtel;

●	in 2016, engineering, procurement and construction of the 510 MW Cerro del Águila S.A. hydroelectric plant for IC Power, which represents approximately 10% of Peru’s installed generation capacity;

●	in 2016, engineering, procurement and construction of La Chira, a waste water treatment plant for the city of Lima for which we also have the concession through a joint operation with Acciona Agua;

●	in 2016, engineering, procurement and construction of a concentrator plant for the La Inmaculada silver and gold project, developed by Hochschild Mining, with a daily processing capacity of 3,500 tonnes;

●	in 2018, construction and rehabilitation of an expressway known as Line Amarilla for Vinci;

●	in 2018, construction and design of the Talbot project, a luxury business complex consisting of offices and a hotel with state-of-the-art technology in Lima;

●	in 2018, execution of civil works and assembly of structures for the wet area of the Toquepala mine in Southern Peru;

●	in 2019, execution of civil works in the Quellaveco mine for AngloAmerican in Peru;

●	in 2019, civil works for a modernization project in the Aceros Arequipa plant for Aceros Arequipa Corporation in Peru;

●	in 2019, structural reinforcement project in Plaza del Sol office building in Lima;

●	in 2019, construction and rehabilitation of the Norvial highway;

●	in 2019, ball mill stator replacement in Antamina, located in Ancash, Peru;

●	in 2019, construction of a new water recirculation system and implementation of the north branch for the transfer of tailings in Antofagasta, Chile;

●	in 2020, construction of a hospital for INEN (Intituto Nacional de Enfermedades Neoplásicas) in Lima, Peru;

●	in 2020, crushing and transportation of material in Minera Spence in Chile;

●	in 2021, construction of the Iberostar Hotel in Miraflores;

●	in 2021, construction of a luxury Ibis Hotel in San Isidro with 9 floors and 2 basements;

●	in 2021, execution of electromechanical, civil works and complete “punch list” activities in the construction of the Mina Justa mine for Marcobre;

●	in 2021, the solution for condensate recovery and power generation system at the Chichimene station in Colombia;

●	in 2022, construction of tunnels to transport thick mineral and mineral waste in Quellaveco Mine, Moquegua in Peru;

●	in 2022, engineering, procurement and construction of a 271 km long, high pressure gas distribution network in Piura, Peru.

●	in 2022, installation of the new recovered water pumping system in Ancash, Peru.

●	in 2022, replacement of Ball Mill Stators for Antamina in Ancash, Peru.

●	in 2022, electromechanical civil assembly of the water treatment plant, cooling towers, turbogenerators and evaporators for the MAPA project for Celulosa Arauco Constitution in Chile, and

●	in 2022, construction of an overpass for the integrity of hydrocarbon transport systems in Colombia.

We currently have a diversified portfolio of ongoing projects, whether through our subsidiaries or through majority or minority interests in joint operations, in a wide range of sectors in Peru and the other countries in which we operate, including the following:

●	execution of complementary works for the auxiliary units of the Talara refinery for Cobra Peru (three contracts), which is scheduled to be completed in May 2023;

●	electromechanical works and construction of the Concentrator plant for Quellaveco Mine in Moquegua, Peru, which was completed in February 2023;

●	earthworks and asphalt for the new Jorge Chavez Airport runway, auxiliary roads, aircraft parking area and electromechanical support facilities for landing in Callao, Peru, which was completed in March 2023;

●	construction of mine tailings facilities and filter for Southern Peru Copper in Quebrada Honda, which is scheduled to be completed in May 2023;

●	construction of maintenance hangar for Southern Peru Copper in Toquepala Mine, which is scheduled to be completed in April 2023;

●	pebble grinding and crushing construction of the Quebrada Blanca 2 concentrator for Minera Teck Quebrada Blanca in Chile, which is scheduled to be completed in August 2023;

●	design, procurement, and construction of the electric reinforcement of La Guajira: Lines Riohacha-Maicao 110kv and Riohacha-Cuestecitas 110 kv in La Guajira, Colombia, which is scheduled to be completed in December 2024, and operation and maintenance which is scheduled to be completed in October 2030;

●	maintenance and civil works for ENAP, which is scheduled to be completed in July 2023;

●	engineering, procurement, construction, commissioning and start-up of a material handling system for the transport of rubble for Spence Mine Ruble Reprocessing project in Chile, which is scheduled to be completed in 2025;

●	design, engineering, supply and construction of the new terminal of Jorge Chavez Lima Airport, which is scheduled to be completed in 2025;

●	construction of a Coarse Particle Flotation Plant for Quellaveco Mine, which is scheduled to be completed in August 2023;

●	earthworks for the construction of platforms and the water dam for the gold project for Buenaventura in San Gabriel mine, which is scheduled to be completed in July 2024;

●	integral solution for the treatment for the facilities of the CPF Santa Monica and its auxiliary services, which is scheduled to be completed in October 2024;

●	maintenance works and adjustments to ensure the integrity of storage tanks for the hydrocarbon transportation infrastructure, to comply with the ODC tank maintenance plan at the Vasconia and Coveñas plants in Colombia, which is scheduled to be completed November 2024;

●	works to update the fire systems of the stations that are part of the hydrocarbon transportation infrastructure in Colombia, which is scheduled to be completed July 2023;

●	integral solution for a steam and energy generation system for the closure of the combined cycle in Termosuria, of Ecopetrol, which is scheduled to be completed in August 2024;

●	maintenance works and adjustments to ensure the integrity of storage tank for the hydrocarbon transport infrastructure in Colombia, which is scheduled to be completed November 2024;

●	civil, mechanical, piping, electrical and instrumentation works for plants and stations that are part of the hydrocarbon transportation infrastructure in Colombia, which is scheduled to be completed September 2024; and

●	technical management, construction, engineering and project management services for Goldfield mine in Cajamarca, which is scheduled to be completed in 2023.

Clients

We believe we have developed long-term relationships with many clients as a result of our performance over the years and are focused on the successful and on-time execution of complex projects. Our extensive experience of operational excellence has allowed us to gain deep market knowledge and expertise, which help us better serve our clients. Key E&C clients include renowned domestic and multinational mining, power, oil and gas, transportation and infrastructure development companies, such as AngloAmerican, Southern Peru, Cobra Peru, Marcobre, Antamina, Buenaventura, Lima Airport Partners (LAP), Corporación Aceros Arequipa, Compañía Minera TECK Quebrada Blanca S.A., Minera Spence S.A., ENAP Refinerías, Minera Escondida LTDA, Celulosa Arauco, Ecopetrol and Cenit, among others.

Project Selection and Bidding

We win new engineering and construction contracts through private and public bidding processes or direct negotiation, from a variety of sources, including potential client requests, proposals from existing or former clients, opportunities sought by our commercial team and from requests by the Peruvian government. Approximately 99.9%, 94.6% and 92.7%, of our 2020, 2021 and 2022 revenues in our E&C segment, respectively, came from private-sector contracts. The Peruvian government and its agencies typically award construction contracts through a public bidding process conducted in accordance with the Peruvian State Contracting Law (Ley de Contrataciones del Estado). In the private sector, in addition to obtaining new projects, another important source of revenue involves increases in the scope of work to be performed in connection with already existing projects. These arrangements are typically negotiated directly with the client, often during the work we are already performing for that client.

We have a designated team that oversees the management of project proposals and a commercial team that reviews and evaluates potential projects to estimate costs. We also have a business development committee, which makes decisions about whether to apply for projects. In considering whether to bid for a potential project, we principally consider the following factors: competition and the probability of being awarded the project; project size; the client; our experience undertaking similar projects; and the availability of resources, including human resources. As part of the project selection process, our commercial team performs a detailed cost analysis utilizing sophisticated software we developed to assist in determining whether the project is viable and cost-effective. If we choose to pursue a project, a budget leader is assigned to prepare the offer that is eventually presented to our potential client.

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

Our consolidated backlog as of December 31, 2022 was S/5,328 million (US$1,395 million). We expect to recognize as revenues 59.5% of our backlog by December 31, 2023, 31.7% by December 31, 2024 and 8.8% thereafter. The following table sets forth our consolidated backlog from December 31, 2020 to December 31, 2022.

Our backlog in 2022 was higher than our backlog in 2021, mainly due to the increase in the backlog of the Engineering and Construction business. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to grow our backlog. Additionally, the number and amounts of new contracts signed can fluctuate significantly from period to period.

The table below sets forth our ending backlog for 2020, 2021 and 2022 accounting for opening backlog for each year, annual contract bookings and annual revenues recognized.

	2020	2021	2022
	(in millions of S/)
Opening backlog (end of prior year)	5,066.3	4,997.4	4,665.0
Contract bookings during the year	2,304.6	3,032.3	4,454.8
Revenues recognized during the year	(2,840.9)	(3,147.3)	(3,792.1)
Ending backlog (end of current year)	4,529.9	4,882.3	5,327.6

The charts below set forth our consolidated backlog breakdown by end-market, geography and client sector as of December 31, 2022.

Backlog by End-Market	Backlog by Geography

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

Our Infrastructure segment backlog does not include intersegment eliminations. We calculate our Infrastructure backlog as follows:

●	Mass transit: for the Lima Metro, our Infrastructure backlog assumes that for 2023, 2024 and 2025, we will operate 44 trains at full operation, which in the aggregate will travel 4.8 million kilometers per year;

●	Toll roads: for our Survial and Canchaque concessions, we assume our contractually agreed upon annual fee, adjusted for inflation. For our 2023, 2024 and 2025 backlog, we utilize the same adjustment amount that was utilized for our 2016 fee, which has already been negotiated; and

●	Water treatment: for La Chira, for 2023, 2024 and 2025, backlog is calculated to include the fees we will receive under the concession for our operation and maintenance, adjusted for inflation.

●	Operation and maintenance of infrastructure assets: for UNNA Transporte, for 2023, 2024 and 2025, backlog is calculated based on contracts signed.

Our Infrastructure backlog as of December 31, 2022 was US$525.9 million. We expect to recognize as revenues 36.4% of our backlog by December 31, 2023 and 63.6% of our backlog thereafter.

The following pie chart sets forth our Infrastructure backlog breakdown by line of business as of December 31, 2022.

Backlog by Line of Business

The table below sets forth our ending Infrastructure backlog for 2020, 2021 and 2022, accounting for opening backlog for each year, annual contract bookings and annual revenues recognized.

	2020	2021	2022
	(in millions of S/)
Opening backlog (end of prior year)	2,007.4	1,968.8	1,702.8
Contract bookings during the year	427.1	464.6	1,036.9
Revenues recognized during the year	(649.8)	(651.3)	(730.6)
Ending backlog (end of current year)	1,784.6	1,782.1	2,009.1

Real Estate Backlog

Our Real Estate segment backlog reflects sales contracts with buyers for units that have not yet been delivered and will be recognized as revenues once they are delivered.

Our Real Estate segment backlog as of December 31, 2022 was US$44.0 million. We expect to recognize as revenues 88.9% of our backlog by December 31, 2023, and 11.1% thereafter. However, the ongoing political uncertainty and the increase in interest rates, which has significantly increased economic uncertainty, may continue to impact our ability to perform our Real Estate backlog in the short term. As conditions are unpredictable and rapidly changing, it is difficult to foresee the full extent of the impact on our backlog in the short term.

The following chart sets forth our Real Estate backlog breakdown by type of real estate activity as of December 31, 2022:

The table below sets forth our ending Real Estate backlog for 2020, 2021 and 2022, respectively, accounting for opening backlog for each year, annual contract bookings and annual revenues recognized.

	2020	2021	2022
	(in millions of S/)
Opening backlog (end of prior year)	234.9	241.2	171.8
Contract bookings during the year	166.1	178.0	362.1
Revenues recognized during the year	(182.4)	(239.3)	(366.1)
Ending backlog (end of current year)	218.6	179.8	167.9

E&C Backlog

To include an engineering and construction contract in our backlog, we assume that each party will satisfy all its respective obligations under the contract. We also make assumptions, in agreement with the client, regarding the total expected contract price in the case of unit price and cost-plus fee contracts and the amount of the contract that will be completed in each year. We adjust our backlog periodically to account for developments related to each project. For projects related to joint operations or equity investments, we only include our percentage ownership of the joint operation’s or equity investment’s backlog. Our E&C segment backlog does not include intersegment eliminations.

Our E&C backlog as of December 31, 2022 was US$958.3 million. We expect to recognize as revenues 67.3% of such backlog by December 31, 2023 and 32.7% of such backlog thereafter.

The following pie charts set forth our E&C backlog breakdown by end-market, geography, client sector and contract type as of December 31, 2022.

Backlog by End-Market	Backlog by Geography

Backlog by Client Type	Backlog by Client Contract

The table below sets forth our ending E&C backlog for 2020, 2021 and 2022, accounting for opening backlog for each year, annual contract bookings, cancellations during the year and annual revenues recognized.

	2020	2021	2022
	(in millions of S/)
Opening backlog (end of prior year)	3,298.2	3,273.0	3,223.8
Contract bookings during the year	1,759.5	2,449.1	3,132.2
Revenues recognized during the year	(2,090.9)	(2,348.1)	(2,695.5)
Ending backlog (end of current year)	2,966.9	3,374.0	3,660.6

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

As part of our real estate sales contracts, we provide a six-month warranty for latent defects, which covers hidden flaws not discoverable through inspection. The warranty extends to a five-year term if the defects are caused by: (i) the use of materials below the requisite quality standards; (ii) poor execution; or (iii) faulty land. We also provide a ten-year warranty for structural defects, and assume the terms and conditions of our finishes suppliers’ warranties.

Quality Assurance

In 2022, our operations were certified according to the following international standards:

		ISO 37001	ISO 9001 (QUALITY)	ISO 14001 (ENVIRONMENTAL)	OHSAS / ISO 45001 (SECURITY AND SAFETY)	OTHER
Infrastructure	Linea 1	x	x
	Canchaque	x
	Survial	x
	Norvial	x
	UNNA Transporte	x
Energy	UNNA Energía		x	x	x
Engineering and Construction	Cumbra Ingeniería	x	x	x	x
	Cumbra	x	x	x	x
	Morelco	x	x	x	x	x
	VyV - DSD	x	x	x	x	x
	Ecología y Tecnología Ambiental	x	x	x	x
AENZA	AENZA S.A.A.	x

Infrastructure:

●	Línea 1: ISO 9001 for the operation and conservation of railway infrastructure and rolling material of the Transport electrical System - Line 1.

●	Línea 1, Canchaque, Survival, Norvial and UNNA Transporte: ISO 37001

Energy:

●	UNNA Energía: ISO 9001, ISO 14001 and ISO 45001: certified for oil production operations in Blocks III, IV y V; gas processing in gas plant in Talara; Reception, storage and dispatch of products derived from hydrocarbons in Terminals Eten, Salaverry, Chimbote, Supe y Callao; and support processes.

Engineering and Construction:

●	Cumbra Ingeniería: ISO 14001, ISO 9001, ISO37001 and ISO 45001.

●	Cumbra: ISO 9001 in project management control processes; ISO 14001, ISO 45001 in engineering, procurement and construction of electromechanical projects, civil works and buildings, and ISO 37001.

●	Morelco: ISO 14001, ISO 9001, ISO37001, ISO 45001, ASME S, ASME U, and The National Board of Boiler & Pressure Vessel Inspectors.

●	Vial y Vives—DSD: ISO 14001, ISO 9001, ISO 37001, ISO45001, and PEC Excelencia.

●	Ecologia y Tecnología Ambiental: ISO 14001, ISO 9001, ISO37001 and ISO 45001.

AENZA:

●	AENZA S.A.A.: ISO 37001

Environmental, Social and Governance

We have a renewed focus on Environmental, Social and Governance (“ESG”) factor management. The new Board of Directors has created an ESG committee, led by Gema Esteban, member of our Board of Directors and IG4’s Capital Global Head of ESG.

We are focused on achieving long-term sustainable growth for our shareholders while maintaining the trust of all our stakeholders: customers, suppliers, shareholders and society as a whole. We want to conduct business in a manner that is not only economically viable, but also beneficial to greater society while also being environmentally responsible.

This renewed focus on ESG factors will lead us to be an inclusive employer, committed to the highest standards of ethics and corporate governance, promoting human rights, protecting the safety and wellbeing of our employees, and developing sustainable infrastructure that preserves our planet.

We were included in the 2022 and 2023 S&P/BVL Peru General ESG Index, an index designed to reflect the performance of companies that are listed on the S&P/BVL Peru General and who meet environmental, social and corporate good governance criteria (as defined by S&P in its Corporate Sustainability Assessment).

In addition, in 2022, we managed to increase our score in the S&P Corporate Sustainability Assessment by 60% compared to the previous year, achieving a score of 37 points compared to the 23 points achieved in the prior year.

We also continue to make progress in a number of areas:

●	We continue to make progress on our commitment to respect the environment. With the efficient use of our resources, we generate the conditions that allow for the preservation of the environment, supported by actions, policies, high standards and compliance with regulatory norms. We are guided by three management objectives: (i) to reduce the environmental impact of our operations, (ii) to promote a responsible culture regarding the use of resources, and (iii) to design solutions that optimize the environmental performance of our clients and society.

●	We have solid technical and environmental standards based on international standards and ISO 14001 environmental certification. Using these standards and information, we have continued to generate favorable conditions for the preservation of the environment across our businesses.

●	Our management system allows us to identify risks related to environmental issues, and policies, processes and controls have been developed to mitigate and manage these risks adequately.

The focus of our social investment projects includes education and capacity building to foster job creation and the promotion of responsible citizen behavior, particularly among our users, suppliers and neighboring communities. The following are key programs we instituted for the benefit of society:

●	Metro Culture: We conduct workshops that transform trains and train stations into centers of social and cultural education to promote respect and tolerance. In 2022, we collaborated with urban art areas (of over 1,800 m2) using themes related to Peruvian pride to recover space. We incorporated approximately 4,124 people in face-to-face health campaigns and more than 50,000 people participated in our discussions related to health care via virtual platforms.

●	Road Safety Education: This program promotes our culture of safety and accident prevention by training communities that surround the roads and highways we operate or maintain. In 2022, we provided three training courses with the total participation of 2,450 students. Also, in an alliance with the Ministry of Transportation and Communications, we trained more than 50 teachers from over 23 schools from the area of influence of Line 1 of the Lima Metro.

●	Social and Economic Women Empowerment: In 2022, through the “Aprende a Emprender” Program, we worked with more than 400 women from communities in the area of influence of Line 1 of the Lima Metro, Norvial and Survival to help them become entrepreneurs and achieve social and economic empowerment. We trained them in different topics such as sales, finance, entrepreneurship, leadership and soft skills, among others.

●	Ayni: This social support program aims to improve the quality of life in urban areas by promoting respectful coexistence among new owners of our real estate projects. The initiative trains neighbors in several legal and managerial matters in addition to conflict management and leadership. In 2022, the program trained approximately 3,243 people.

●	Labor Capabilities: This is a recruitment program where we share construction knowledge and train community members in building techniques, risk prevention and leadership skills to increase the employability of members of the local communities, generate jobs, reduce project risks, develop more efficient recruiting processes and strengthen the trust with the local communities. In 2022, we trained approximately 413 participants, 72% of whom joined the group.

●	Trainee Program: This program is designed to attract and train young talents in construction projects. In 2022, we recruited 11 trainees from a total of 3,700 participants.

●	Young Professionals Program: This program is designed to attract and train young talents in engineering projects. In 2022, we had two of these programs and we recruited a total of 20 young professionals from a total of 7,500 participants.

Regulatory Matters

Set forth below is a description of the regulatory framework applicable to our company. We believe we are in compliance, in all material respects, with applicable laws and regulations in all of our business segments.

Measures regarding COVID-19

In October 2022, the Peruvian government declared an end to the state of emergency (estado de emergencia) regarding the COVID-19 pandemic and established a number of rules under Supreme Decree No. 130184-20202-PCM (as amended). The engineering and construction, infrastructure (including the construction, operation and maintenance of infrastructure facilities), energy and real estate (including the construction and sale of properties) industries are operating in Peru, although subject to certain restrictions.

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

The main aspects of this legal framework are the following:

1.	The Ministry of Economy and Finance (Ministerio de Economía y Finanzas) is the governing authority of the National System for the Promotion of Private Investment (SNPIP), composed by ministries and public agencies of the national government, the Agency for the Promotion of Private Investment—ProInversión, and regional and local governments.

2.	Investors participating in Public Private Partnerships are entitled to receive from the Peruvian state: (a) in the case of self-financed projects, tolls or fees to be collected from final consumers; (b) in the case of co-financed projects, payments from the government entity awarding the project; and (c) any other financing structure agreed between the parties.

3.	The management of Public Private Partnership contracts by the three levels of government (central or national, regional and local) is regulated by this legal framework.

4.	For projects in regulated sectors, the monitoring of Public Private Partnership contracts is subject to the provisions of the Law No. 27-332, Framework Law for Regulators on Private Investment in Public Services. According to this law, OSIPTEL, OSITRAN, SUNASS and OSINERGMIN should primarily safeguard the compliance of service levels agreed in Public Private Partnership contracts. For this purpose, Public Private Partnership contracts must establish the necessary arrangements to ensure timely and efficient supervision during the performance of the contract. In addition, governmental entities are required to ensure timely participation of regulatory agencies when the authority of any such regulatory agencies is an issue in an arbitration conducted with a private investor.

5.	Favorable opinions for the Public Private Partnership Agreements from the General Comptroller Office of Peru are required. The General Comptroller will issue a report on any aspects that may jeopardize the financial capacity of the Peruvian state, according to Law No. 27-785, Organic Law of the National Control System and the General Comptroller of Peru.

6.	Investors interested in participating as bidders in private investment processes must review the list of restrictions and prohibitions established in the Public Procurement Law. Whether an investor is barred from participating shall be determined through administrative channels, and such restriction may apply to any expected strategic partners or to companies who have exercised direct control over the investor.

7.	The development of projects related to assets owned by the Peruvian state (Legislative Decree No. 674, Law Promoting Private Investment in State Enterprises and its regulations enacted by Supreme Decree No. 070-92-PCM) can be carried out by private sector initiatives, without committing any public resources or transferring any risks to public entities, unless expressly required by law.

Each of our subsidiaries Norvial, Survial, Canchaque and Line 1 has entered into a concession agreement with the Peruvian Ministry of Transportation and Communications. La Chira has entered into concession agreements with the Ministry of Housing, Construction & Sanitation and Sedapal S.A. These agreements were entered into in accordance with the provisions in force at the time of their execution.

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

Environmental Regulations

Peruvian environmental laws and regulations have become increasingly stringent over the last decade. All industries and projects are subject to Peruvian laws and regulations concerning water, air and noise pollution, and the discharge of hazardous substances. The main legislation governing environmental matters is Law No. 28-611, General Environmental Law; Law No. 27,446, the Law of the National System of the Environmental Impact Evaluation (the “SEIA”); the regulations of the SEIA Law, approved by Supreme Decree No. 019-2009-MINAM; and several environmental regulations that have been issued under the General Environmental Law, SEIA and other laws by the government with the collaboration of the Peruvian Ministry of the Environment.

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

Terms of our Concessions

Our concessions are subject to certain terms and conditions established in each concession agreement. During the term of the concessions, we are responsible for the construction and maintenance of the infrastructure necessary for their operation. The concession agreements establish minimum capital stock requirements for our concessionaire subsidiaries as follows: US$15 million (S/50 million), US$8 million (S/27 million), US$0.8 million (S/2.7 million), S/46 million and S/100 million for Norvial, Survial, Canchaque, La Chira and the Lima Metro, respectively.

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

The Peruvian Constitution establishes that the government is the sole owner of hydrocarbons found underground within its national territory. Perupetro is the government entity authorized to negotiate and enter into agreements for the exploration and/or production of hydrocarbons.

The Peruvian Ministry of Energy and Mines is responsible for devising energy and mining policies; supervising activities in the energy and mining sectors; and promoting investments in those sectors. Within the Peruvian Ministry of Energy and Mines, the General Director of Hydrocarbons (“DGH”) is responsible for regulating the development of petroleum, oil and gas industry and the General Director of Environmental Affairs related to Hydrocarbons is responsible for reviewing and approving regulations related to environmental risks associated with the abovementioned activities of this field.

OEFA is a public regulatory agency ascribed to the Peruvian Ministry of the Environment and is responsible for evaluating and ensuring compliance with applicable environmental rules covering hydrocarbon activities, as well as for imposing fines and other administrative penalties when a breach of an environmental regulation occurs.

OSINERGMIN is a regulatory entity affiliated to the Presidency of the Council of Ministers’ (Presidencia del Consejo de Ministros) office and is responsible for ensuring compliance with safety and security standards in the energy and mining industries, as well as imposing fines and other administrative penalties.

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

Services agreements grant contractors the right to perform hydrocarbon exploration and production activities in a determined area and receive compensation according to the production of hydrocarbons. The contractor is technically and financially responsible for the operations, but Perupetro maintains ownership over the hydrocarbons extracted. UNNA Energia is party to services agreements with respect to Blocks V, and to licensing agreements with respect to Blocks III and IV. Each block has an independent contract with Perupetro. As for Block I, the term of the corresponding service agreement concluded on December 26th, 2021.

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

Additionally, a company must be qualified by Perupetro prior to entering into hydrocarbon exploration and production agreements. In order to qualify, a company must meet the standards under the Qualification of Petroleum Companies Rules approved by Supreme Decree No. 029-2021-EM, that require companies to demonstrate that they have the technical, legal and financial capacity to comply with all the obligations they will assume under the agreement with Perupetro. Such capacities are measured according to the characteristics of the area to be explored or produced, the expected investment required for the project, and the strict fulfillment of the rules regarding prior consultation (if applicable), citizen participation and environmental issues related to the operation’s performance. Upon a positive evaluation, the company is issued a qualification certificate from Perupetro that allows it to initiate the negotiations of the agreement. Notwithstanding the foregoing, the company remains responsible for obtaining all other licenses, permits and approvals required by applicable regulation.

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

Environmental Regulations

The Peruvian Ministry of Energy and Mines is responsible for enacting environmental regulations for the oil and gas sector. The petroleum, oil and gas environmental protection regulation, approved by Supreme Decree No. 039-2014-EM, sets out the legal framework and specific rules applicable to the exploration, production, refinement, processing, transportation, commercialization, storage and distribution of hydrocarbons, with the aim of preventing, controlling and remedying the negative environmental impacts arising from the foregoing activities.

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

UNNA Energía’s activities as a part of Terminales del Peru fall under the scope of the Hydrocarbons Storage Safety Regulation, approved by Supreme Decree No. 052-93-EM. Terminales del Peru is registered in the Hydrocarbon Registry of OSINERGMIN and is authorized to perform the reception, storage and dispatch of hydrocarbons from vessels and trucks on the terminals. This regulation establishes the conditions under which UNNA Energía can operate and maintain storage facilities for hydrocarbons. For instance, the regulation specifies the technical requirements for storage systems, which vary depending on the kinds of hydrocarbons stored. Moreover, pursuant to this regulation, UNNA Energía must establish procedures to minimize potential risks that these facilities present for employees, third parties and properties.

Terminales del Peru operates five storage teminals (Callao, Eten, Salaverry, Chimbote and Supe) under the operations contract for the Central Terminals and the operations contract for the North Terminals, both signed with PetroPeru.

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

The processing and dividing activities of UNNA Energía in Talara’s gas plant are governed by hydrocarbons refining and processing regulations, including regulations on the design, construction, operation and maintenance of refineries and hydrocarbons processing plants, the oil refining process, the manufacture of natural asphalts, oil and lubricants, basic petrochemical activities and the processing of natural gas and condensates. In order to comply with these regulations, UNNA Energía must take cautionary measures in order to protect the safety of its employees and its facilities, protect the environment, preserve energy resources and ensure the quality of the products or services it delivers. For instance, Talara’s gas plant operation must be authorized by the General Direction of Hydrocarbons and OSINERGMIN and comply with fire safety regulations. In the event of an accident, UNNA Energía must notify OSINERGMIN, the Peruvian Ministry of Energy and Mines, the Peruvian Ministry of Labor and the Peruvian Social Security Administration, according to the seriousness and type of the accident.

Real Estate

Since 1987, we have been operating in the Peruvian real estate sector. In 2008, we incorporated Viva to concentrate the group’s activities in this sector including promoting and managing real estate projects including public interest housing, residential and commercial real estate projects.

Zoning Regulations

Article 79 of the Municipalities Organic Law (Law No. 27-972) establishes that municipal governments are the exclusive authority responsible for approving urban and rural development plans, as well as the zoning of urban areas under their jurisdiction. Peruvian regulation states that urban zoning refers to the division of a municipal jurisdiction in zones for specific usage, such as residential, commercial, industrial or mixed-use.

The main zoning rules applicable to our real estate projects include the following: obtaining a construction license from the corresponding local municipality before commencing construction, reconstruction, conservation or repair of any property.

Environmental Regulations

The Environmental Protection Regulation for real estate, urbanism, construction and regularization related projects is approved by Supreme Decree No. 015-2012-VIVIENDA (modified by the Supreme Decree No. 019-2014-VIVIENDA, Supreme Decree No. 008-2016-VIVIENDA), Supremee Decree No. 010-2017-VIVIENDA and Supreme Decree No. 020-2017-VIVIENDA sets out to prevent, mitigate, control and remedy negative environmental impacts that may arise from real estate developments. Prior to initiating construction works, companies are required to obtain an environmental authorization from the Housing, Urbanism, Regularization or Construction National Directorate of the Peruvian Ministry of Housing, Construction and Sanitation and to comply with the provisions set forth in the corresponding environmental impact assessment.

The main environmental rules applicable to our real estate projects include the following:

●	undertaking an environmental impact assessment; and

●	requesting the environmental classification of our projects, which depends on the environmental risks associated therewith.

According to the new legal regulation (DS-015-2021-VIVIENDA), the protection of archaeological remains will also be taken into account in the case of archaeological sites.

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

Owners of real estate units have the opportunity to choose between the exclusive and common property regime, and the independent and co-ownership regime. The internal by-laws, the owner’s assembly minutes, all construction plans, architectural division plans, parametric boundaries and the construction statement must be registered in the Real Estate Registry of the corresponding jurisdiction. Upon completion of the proper registries, units are registered independently from one another.

Fondo Mivivienda

The acquisition of public interest housing units developed by Viva is often financed by Fondo Mivivienda S.A., a government owned financial institution established in 1998 by Law No. 26912 and Law No. 28579, with the purpose of (i) promoting and financing the acquisition, bettering and construction of houses, especially those of social interest; (ii) carrying out activities related to the fostering of capital flows to the housing financing market; (iii) participating in the primary and secondary markets of mortgage credits; and (iv) contributing to the development of the capital markets.

The Peruvian government has adopted the Nuevo Crédito MiVivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. In order for a unit to qualify for the Nuevo Crédito MiVivienda program, its selling price must range between S/65,200 and S/464,200. In order for a unit to qualify for the Techo Propio new housing purchase program, its selling price must be less than S/68,000 for a single family home or less than S/120,300 for a multi-family dwelling.

In order to be eligible for an affordable housing subsidy under the Nuevo Crédito MiVivienda program, a purchaser must not own any other home or have benefitted from a housing subsidy program in the past, among other requirements. A purchaser must also provide a down payment between 10% and 20% of the total purchase amount. Housing subsidies under this program fluctuate between S/10,800 and S/25,700, which incentivize purchasers with fixed interest rates so long as they pay their mortgage loan payments on a timely basis. In addition, a Green Bond subsidy of S/5,400 is added when projects are sustainable, such our affordable housing projects in Viva. In order to be eligible for an affordable housing subsidy under the Techo Propio program, a purchaser must have a monthly income that does not exceed approximately S/3,715 and must not have received any other government-sponsored housing benefit in the past, among other requirements. A Techo Propio purchaser must also show proven savings equal to at least 3.5% of the total purchase amount. Housing subsidies under this program are S/43,312. Purchasers of subsidized housing under both programs are also not required to pay a value-added tax normally applicable to residential purchases.

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

The selection processes are established in Article 53 of Supreme Decree No. 344-2018-EF as follows:

●	public biddings (licitación pública), applicable to goods and works;

●	public tenders (concurso público), applicable to services, including consulting services;

●	simplified award (adjudicación simplificada), applicable for the acquisition of any of the following: (i) goods, if their value exceeds S/39,600 and is under S/480,000; (ii) services, if their value exceeds S/39,600 and is under S/480,000; and (iii) works, if their value exceeds S/39,600 and is under S/2,800,000;

●	electronic reverse auction (subasta electrónica inversa), applicable to goods and services with values exceeding S/39,600;

●	selection of individual consultants (selección de consultores individuales), applicable for the hiring of qualified consultants who do not need teams of personnel or additional professional support, if their value exceeds S/39,600 and is under S/60,000;

●	price comparison (comparación de precios), applicable to goods and services that are easy to obtain in the market and that are not manufactured, produced, supplied or provided under a particular description or set of instructions given by the contracting entity, if their value exceeds S/39,600 and is under or equal to S/74,250; and

●	direct contracting (contratación directa), applicable to goods, works and services, in emergency situations arising from catastrophic events, involvement of national security, shortages, among other specific scenarios set forth in the regulations.

In addition, Supreme Decree No. 344-2018-EF establishes that the selection processes include the following phases:

●	in the case of public biddings, public tenders and simplified award: notice; registration of participants; submission and reply of inquiries and observations; absolution of inquiries and observations; notice of bid rules in final version; submission of bids; evaluation and qualification of bids; and award (articles 70, 79 and 88);

●	in the case of the selection of individual consultants: notice; registration of participants; submission of bids; evaluation and qualification of bids; and award (article 92); and

●	in the case of price comparison: notice to at least three bidders, submission of bids, and award to the lowest bid (articles 98 and 99).

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

Regulatory Framework Applicable to Contracts with the Private Sector

Parties to a private-sector agreement may freely determine the contract type and its contents as long as it complies with certain legal requirements, including the provisions set forth in Article 1353 of the Peruvian Civil Code (which states that all contracts, including innominate contracts, must comply with the rules of Section VII of the Peruvian Civil Code, absent a statute specific to said contract type that collides with said rules). Cumbra and Cumbra Ingeniería participate in private-sector contracts for engineering and construction.

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

Registries and Permits

Pursuant to Supreme Decree No. 005-2020-TR civil contractors must be registered in the National Registry of Civil Construction Works (the “RENOCC”), governed by the Administrative Labor Authority. Civil construction work companies register with the RENOCC, which assigns them with a unique registration number with which the company is identified until completion of the relevant project, regardless of the number of contractors and subcontractors that participate in the execution of the work. Cumbra has registered in the National Civil Construction Contractors and Subcontractor Registry in compliance with the Supreme Decree No. 008-2013-TR (previous regulations, then repealed by Supreme Decree No. 005-2020-TR).

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

Supreme Decree No. 009-97-SA, Law No. 26-790 and Supreme Decree No. 003-98-SA require construction companies to have complementary high-risk insurance for workers that perform high risk tasks. As of the date of this annual report, Cumbra has this insurance coverage.

The insurance coverage provides medical care for injured workers to allow them to achieve full recovery. Moreover, it provides pensions to workers or their beneficiaries in case the worker becomes handicapped or dies as a result of a work accident or occupational disease.

Environmental Regulations

Section 24 of the General Environmental Law, approved by Law No. 28-611 (the “General Environmental Law”), provides that all human activity that involves construction services, among others, likely to cause significant environmental impact is subject of regulation by the National System of Environmental Impact Assessment. The Peruvian Ministry of the Environment, through the Environmental Supervising and Enforcement Agency (Organismo de Evaluación y Supervisión Ambiental, or “OEFA”) supervises compliance with the law and enforces environmental rules related to mining, oil and gas and electricity.

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

Civil Construction

Supreme Decree No. 015-2012-VIVIENDA (modified by the Supreme Decree No. 019-2014-VIVIENDA and Supreme Decree No. 008-2016-VIVIENDA) regulates the environmental aspects of projects related to housing, urbanism, construction and sanitation activities in urban or rural areas. The National Directorate of Housing, Urbanism, Construction and Sanitation supervises the compliance and enforces the applicable rules. Projects are categorized according to their environmental impact during and after their execution and different rules are established for each category including compliance with the following environmental studies prior to starting construction works: (i) projects expected to cause minor environmental impacts require an environmental impact statement; (ii) projects expected to cause moderate environmental impacts require a semi-detailed environmental impact assessment; and (iii) projects expected to cause a major environmental impact require a detailed environmental impact assessment.

Other Subsectors

Depending on the subsector in which it operates, Cumbra is required to follow specific environmental provisions issued by the competent authorities. For example, with respect to hydrocarbon activities, the Ministry of Energy and Mines has enacted the Oil and Gas Environmental Regulations, by means of Supreme Decree No. 039-2014-EM modified by Supreme Decree No. 023-2018-EM.

Tax Legal Regime Applicable to Construction

Section 63 of the Peruvian Income Tax Expense Law, approved by Supreme Decree No. 179-2004-EF, establishes that construction companies engaged in construction contracts for a period longer than one fiscal year can choose to be taxed under any of the following systems:

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

Starting on January 1, 2013, in accordance with Legislative Decree No. 1112, which amended the Peruvian Income Tax Expense Law, construction companies that adopted the deferral method are authorized to continue with the use of such method only with respect to income arising from the execution of work contracts initiated prior to January 1, 2013, until their completion, and for execution of work contracts initiated on or after January 1, 2013 the deferral method is no longer accepted.

The Peruvian Income Tax Expense Law also provides that the difference that may result from a comparison between the real gross income and the income assessed pursuant to any of the methods described above shall be allocated to the fiscal year in which the work concluded. Additionally, the company must apply the same system to all its construction contracts and must receive prior authorization from tax authorities to change the applied system.

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

C. Organizational Structure

The following organizational chart sets forth our principal operating subsidiaries within our four business segments.

(1)	In June 2018, the company assigned economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares of Norvial. The company continues to possess 67% of the voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns 16.80% and Inversiones en Infraestructura Peru SAC owns 16.20%.
(2)	43.3% of the share capital of Viva was held by our subsidiary Cumbra. However, in December 2022, Cumbra transferred all of its Viva shares to AENZA S.A.A.
(3)	80.03% of Cumbra Ingenieria shares have been assigned to a trust formed to the benefit of the Peruvian state to secure Aenza’s contingent obligation to pay compensation resulting from the investigations of the company by the Peruvian state.

Infrastructure:

●	Toll Roads:

●	Norvial, incorporated in Peru, is the concessionaire of the 183 km stretch between Ancón and Pativilca of the Panamerican Highway. Norvial is comprised of common shares (Class A), and non-voting shares (Class B). In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. The company continues to possess 67% of voting rights of Norvial and an economic interest of 18.2% in Norvial’s share capital. JJC Contratistas Generales S.A. owns 16.80% and Inversiones en Infraestructura Peru SAC owns 16.20%.

●	Survial, incorporated in Peru, is the concessionaire of the 750 km highway between Marcona and Urcos in Peru. AENZA owns 99.995% of Survial, and the remaining 0.005% is held by UNNA Transporte.

●	Canchaque, incorporated in Peru, is the concessionaire of the 78 km highway between the towns of Buenos Aires and Canchaque in Peru. AENZA owns 99.96% of Canchaque, and the remaining 0.04% is held by UNNA Transporte.

●	UNNA Transporte, incorporated in Peru, is engaged in the operation and maintenance of infrastructure assets. AENZA owns 99.9983% of UNNA Transporte and the remaining 0.0017% is held by Cumbra.

●	Mass Transit:

●	Línea 1, incorporated in Peru, is the concessionaire of Line 1 of the Lima Metro. AENZA owns 75% of Línea 1; the other 25% is held by Ferrovías Participaciones S.A., a railway infrastructure company.

●	Water Treatment:

●	La Chira, incorporated in Peru, is the concessionaire of La Chira waste water treatment plant in southern Lima, Peru. AENZA owns 50% of La Chira; the other 50% is held by Acciona Agua S.A., an affiliate of a waste water treatment and distribution company.

●	Energy:

●	UNNA Energía, incorporated in Peru, is engaged in the oil and gas business and provides hydrocarbon extraction services to Perupetro, a Peruvian state oil company; owns a gas processing plant; and, through a joint operation with a Peruvian affiliate of Oiltanking GmbH, operates five fuel terminals in Peru. AENZA owns 95% of UNNA Energía; the remaining 5% is held by a former company executive.

●	Engineering and Construction:

●	Cumbra, incorporated in Peru, is one of the oldest and largest construction companies in Peru. AENZA owns 98.87% of Cumbra; the remaining 1.13% is held by former and current company senior managers.

●	Vial y Vives—DSD S.A. (“Vial y Vives—DSD”), incorporated in Chile, is an engineering and construction company specialized in the mining sector and in providing services to the energy, oil and gas, and cellulose sector. Cumbra, through GyM Chile SpA, owns 94.49% of Vial y Vives—DSD; Inversiones VyV S.A., a company controlled by the founders of Ingeniería y Construcción Vial y Vives S.A., (which merged to form Vial y Vives—DSD) owns 1.36%; and the remaining 4.15% is held by third parties.

●	Cumbra Ingeniería, incorporated in Peru, is primarily engaged in engineering consultancy for projects in the mining, hydrocarbons, electrical, agricultural, industrial, tourism and transportation sectors. AENZA owns 89.41% of Cumbra Ingeniería (66.6% of Cumbra Ingeniería’s shares have been assigned to a trust created in benefit of the Peruvian state to secure the company’s contingent obligation to pay compensation to the Peruvian state in respect of investigations of the company by the Peruvian state), and the remaining 10.59% is distributed among former company senior managers (5.27%) and successors thereof (5.32%).

●	Morelco, incorporated in Colombia, is a recognized specialist in electromechanical assemblies, civil works, and services for the oil and gas and other energy sectors. Our subsidiary Cumbra owns 100.0% of Morelco.

●	Real Estate:

●	Viva, incorporated in Peru, is focused on the development and sale of affordable housing and housing, as well as other real estate projects such as shopping centers and land sales. AENZA directly owns 99.54% of Viva and the other 0.46% is owned by a company executive.

D. Property, Plant and Equipment

Approximately 84.38% of our assets are located in Peru, with the remaining balance located in Chile and Colombia. As of December 31, 2022, the net book value of the assets of the company was US$74.5 million (S/284.5 million). We currently lease certain machinery and equipment from vendors. The terms of our leasing contracts range from two to five years, depending on the nature of the equipment. Leased machinery and equipment are capitalized for accounting purposes. Our principal executive offices, which we lease, are located at Av. Petit Thouars 4957, Miraflores, Lima, Peru.

Insurance and Contingency Planning

We have insurance coverage for fire, earthquakes, strike, riot, malicious damage, vandalism and terrorism; losses or damages to construction machinery and equipment; destruction or disappearance of property; civil liability, including physical harm to third parties; professional liability; transportation; vehicle theft, collision, rollover, fire and accidents; and directors’ and officers’ liability. Additionally, we carry different policies for specific risks related to our business segments. Our management considers this coverage to be sufficient to cover probable losses and damages, taking into consideration the nature of our activities, the risks involved in our transactions and the advice of our insurance brokers.

We also have contingency plans in place in order to protect our company and the interests of our clients. In the event of an emergency, we have procedures in place designed to minimize any resulting interruption in service to our most critical business processes.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements included in this annual report, which have been prepared in accordance with IFRS issued by the IASB. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of several factors, including, without limitation, those set forth under “Part I. Introduction. Forward-Looking Statements” and “Item 3.D. Key Information—Risk Factors.”

A. Operating Results

Overview

We have a diversified portfolio of business units that includes an infrastructure management and development platform, one of the top oil and gas companies in Peru, one of largest real estate developers in the affordable housing market in Peru, and the largest engineering and construction company in Peru with an additional presence in Chile and Colombia. With more than 89 years of operations, we have a long track record of successfully completing the engineering and construction of many of Peru’s landmark private- and public-sector infrastructure projects, such as the Lima International Airport and the Peru liquid natural gas liquefaction plant, and we believe we have a track record of operational excellence in our markets. We have developed a highly experienced management team, a talented pool of more than 1,500 engineers and a skilled work force that share our core corporate values of quality, professionalism, reliability and efficiency.

The Impact of the Ongoing Coronavirus (COVID-19) Pandemic

The COVID-19 pandemic adversely affected our results of operations during the 2020. Infections caused halts and delays in our engineering and construction projects, which caused us to renegotiate performance targets with certain clients. These interruptions and negotiations added costs with respect to our projects, and caused us to include additional allowances for certain accounts receivable and impairments to the group’s long-term assets. From mid-March 2020 to the end of May 2020, substantially all of our engineering and construction projects and real estate projects, particularly in Peru, were mandatorily shut down. Our infrastructure operations, which for the most part were declared essential businesses, continued operating normally; however, some of our infrastructure businesses were adversely affected, particularly by the sharp decline in traffic volumes and fluctuations in oil and gas prices. Additionally, the Peruvian Congress suspended the payment of tolls on roads between May and June of 2020.

Our 2022 results of operations show a significant recovery compared to those of 2020 and 2021. Our operations are proceeding in a normalized manner. Furthermore, our Norvial concession exceeded pre-pandemic traffic levels and the Energy business has benefited from current oil and gas prices. The E&C segment increased productivity in the execution of its projects and the Real Estate business increased sales and delivery of low-income housing units.

Key Developments

Termination of the Gasoducto Sur Peruano Concession

In November 2015, we acquired a 20% interest in GSP and obtained a 29% interest in CCDS through its subsidiary Cumbra Peru.

On July 22, 2014, GSP signed the GSP Concession Agreement with the Peruvian Government to build, operate, and maintain a natural gas pipeline to meet the demand of cities in the south of Peru. Additionally, GSP signed an engineering, procurement, and construction agreement with CCDS.

We made an investment of US$242.5 million in GSP and had to assume 20% of the performance bond established in the GSP Concession Agreement for US$262.5 million and 21.49% of the guarantee for a bridge loan of US$600 million. On January 24, 2017, the MEM announced the early termination of the GSP Concession Agreement under Clause 6.7 thereof, for not having provided evidence of the financial closing within the contractual term resulting in the immediate enforcement of the performance bond.

The events described in the previous paragraph caused management to recognize an impairment from 2016 to 2019 of its total investment (US$242.5 million), as well as the account receivable resulting from the execution of the counter-guarantees granted by AENZA in favor of the entity issuing the guarantees: for US$52.5 million corresponding to the performance bond and US$129 million corresponding to the corporate guarantee on the bridge loan granted to GSP. According to the Concession Contract, the guarantees were paid on behalf of GSP, therefore, AENZA recognized the right to collect from GSP US$181.5 million, which was recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS as US$73.5 million and lost profits as US$10 million, which correspond to receivables from GSP. See Note 11 to our audited annual consolidated financial statements included in this annual report for the balance of the account receivable from GSP.

On October 11, 2017, the agreement deed for the delivery of the assets of the South Peruvian gas pipeline concession between GSP and MEM was signed. The assets include the works, equipment, facilities and engineering studies provided for the execution of the project.

Upon termination of the Concession Contract, and in accordance with the provisions of Clause 20 thereof, the Peruvian State was obligated to hire an internationally recognized auditing firm to calculate the VCN, and to call up to three auctions on GSP’s assets. However, to date, the Peruvian State has failed to comply with these contractual obligations. The amount of the VCN was calculated at US$2,602 million by an independent auditing firm hired by GSP as of December 31, 2016. This figure was subsequently adjusted to US$2,110 million, as a result of variations in the balances related to the works carried out by the consortium, which in turn is reported in its audited financial statements as of December 31, 2017.

On December 21, 2018, the company asked the Peruvian Government for direct treatment and requested the payment of the VCN in favor of GSP. On October 18, 2019, the company filed with the CIADI an arbitration request. On December 27, 2019, the company withdrew the arbitration request in compliance with a preliminary collaboration and benefits agreement signed with the Attorney General´s Office and Ad-hoc Public Prosecutor’s Office on the same date (see Note 1 to our audited annual consolidated financial statements included in this annual report). Withdrawing the arbitration request before CIADI does not result in the loss of collection rights of the company against GSP and does not restrict, limit, or impede GSP from asserting its rights against the Peruvian Government.

The company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the VCN are not within the withholding scope under Law 30737 that ensures the immediate payment of civil compensation in favor of the Peruvian State in cases of corruption and related crimes, since this payment does not include any profit margin and/or does not correspond to the sale of assets related to the project, but to a reimbursement for the investment made by the concessionaire.

As of December 4, 2017, GSP entered into a bankruptcy proceeding before INDECOPI. GSP has claims recognized by INDECOPI of US$0.4 million and US$169.3 million, the latter held in trust in favor of GSP’s creditors. It also has indirectly recognized claims for US$11.8 million. On the other hand, the claim of Cumbra is indirectly recognized in INDECOPI through Consorcio Constructor Ductos del Sur for an amount of US$88.7 million. As of the date of this report, GSP is in the process of liquidation and AENZA is chairing the Board of Creditors.

On April 11, 2023, a liquidation agreement (the “Liquidation Agreement”) was approved, which delimits the framework for the liquidator’s work. The Liquidation Agreement includes the granting of powers to the liquidator with respect to representation, administrative, contractual and other relevant powers that allow him to comply with the obligations for which he was appointed, as well as the actions he is allowed to take in order to recover GSP’s assets and in accordance with the mechanisms set forth in the General Law of the Insolvency System. On April 13, 2023, and under the powers granted to him by the Liquidation Agreement, the Liquidator requested that the MEM initiate the direct treatment procedure stipulated in the Concession Contract. For more information regarding the amounts recognized, see Note 11 to our audited annual consolidated financial statements included in this annual report.

As of December 31, 2022, the net value of the accounts receivable from GSP is approximately US$142.4 million (equivalent to S/542.3 million) compared to US$161.9 million (equivalent to S/643.9 million) as of December 31, 2021, which comprises the recognition in the following entities of the Corporation: i) AENZA S.A.A. holds US$63.9 million (equivalent to S/243. 2 million), discounted to present value net of impairment and the effect of the exchange difference, compared to US$81.1 million (equivalent to S/322.6 million) as of December 31, 2021; and ii) Cumbra Peru holds US$78.6 million (equivalent to S/299.2 million) discounted to present value net of the effect of the exchange difference compared to US$80.8 million (equivalent to S/321.3 million) as of December 31, 2021.

The company’s management maintains the recovery estimate at 8 years, applying a discount rate of 5.85%, compared to recovery term of 8 years with a discount rate of 2.73% as of December 31, 2021. These estimates generated during 2022 a present value effect of approximately S/72.2 million, compared to S/32.8 million during 2021, which has been recognized in the consolidated statement of income under the caption “Financial income and expenses - loss from present value”, see Note 26.B to our audited annual consolidated financial statements included in this annual report.

Based on management’s assessment and in conjunction with the opinion of the internal legal department and external legal counsel, the estimate of recoverability, impairment allowances and the net recognized value of the account receivable from GSP as of December 31, 2021 and 2022 is reasonable and sufficient as of the reporting date of the Corporation’s consolidated financial statements, see also Notes 5.A.iv and 11 to our audited annual consolidated financial statements included in this annual report.

Investigations and Settlement Processes

Our company and some of our subsidiaries, and some of our former directors and senior managers, have been charged in connection with criminal and civil investigations relating to certain projects in connection with our association with Odebrecht and in connection with our alleged participation in the alleged “construction club” during the period from 2004 to 2016.

In 2018, the Peruvian criminal prosecutor charged our company and our engineering and construction subsidiary, Cumbra, as criminal defendants in connection with the IIRSA South project concession (tranche II), and the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) included our company and Cumbra in its criminal investigation. Separately, in connection with these investigations, in December 2018, the Peruvian First National Preparatory Investigation Court also resolved to include our company and Cumbra as civilly responsible third parties in the investigations related to the IIRSA South project concession (tranche II) and Cumbra as a civilly-responsible third party in the investigations related to Tranches 1 and 2 of the Lima Metro.

In December 2018, Cumbra was formally included as a civilly responsible third party, along with 11 other construction companies, in the criminal investigation conducted by a Peruvian public prosecutor with respect to an alleged “construction club” that colluded to receive public contracts. In October 2021, the prosecutor filed a motion to criminally charge Cumbra and another of our subsidiaries, UNNA Transporte, and other companies in the construction sector in Peru, as well as a former director and former senior managers of our company, with collusion and other alleged crimes.

Peruvian prosecutors have included José Graña Miró Quesada the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a former board member of our company and former chairman of our subsidiary Cumbra, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South project concession (tranche II), in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña Miró Quesada and Hernando Graña Acuña, as well as Juan Manuel Lambarri, the former chief executive officer of our subsidiary Cumbra, have been charged in connection with Tranches 1 and 2 of the Lima Metro. On February 9, 2022, the Peruvian press reported that Peruvian prosecutorial authorities entered into plea agreements with José Graña Miró Quesada and Hernando Graña Acuña, which were granted with judicial approval on January 3, 2023 and January 18, 2023 respectively. These plea agreements are confidential under Peruvian law and we, therefore, do not know their content. However, they may include information related to wrongdoing or knowledge of improper behavior that occurred while José Graña Miró Quesada and Hernando Graña Acuña were at the company. We cannot guarantee what they will ultimately say to government authorities, or that their statements will not adversely affect the company’s reputation.

Final Collaboration and Benefits Agreement (Acuerdo de Colaboración Eficaz y Beneficios)

On May 21, 2021, the Company entered into a Collaboration and Benefits Agreement with a special team of Peruvian prosecutors covering the investigations related to corruption offenses of officials and related personnel, in which the company Odebrecht and others would have incurred (the “Prosecutor’s Office”) and with the ad hoc Public Prosecutor’s Office for investigations and processes related to crimes related to corruption of officials, money laundering and related activities (the “Attorney General’s Office”) allegedly committed by the Odebrecht company and others.

On September 15, 2022, the Final Collaboration and Benefits Agreement was entered into between the Peruvian Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA accepted that they were utilized by certain former executives to commit illicit acts in a series of periods until 2016, and committed to pay a civil compensation to the Peruvian Government of approximately S/488.9 million (approximately S/333.3 million and US$ 40.7 million, respectively) calculated according to the formulae established by Law 30737.

According to the Final Collaboration and Benefits Agreement, payment shall be made within twelve years at a legal interest rate in soles and dollars (3% and 1% annual interest as of December 31, 2022, respectively). The Company also undertakes to establish a series of guarantees after the approval (by which the judge verifies that the Final Collaboration and Benefits Agreement is in accordance with the law) of the Final Collaboration and Benefits Agreement, composed of i) a trust agreement that includes shares issued by a subsidiary of the Company; ii) mortgage on a property owned by the Company; and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Final Collaboration and Benefits Agreement includes a restriction against AENZA and its subsidiaries, Cumbra and Unna Transporte, participating in public construction and road maintenance contracts for two years from the approval of the Final Collaboration and Benefits Agreement. The other member companies of the Corporation are not subject to any impediment or prohibition to contract with the Peruvian Government. As of December 31, 2022, the Company recognized in its financial statements the total liabilities associated with the Final Collaboration and Benefits Agreement as S/488.9 million.

As of December 31, 2022, and as of the reporting date of the consolidated financial statements, in the opinion of the Company’s Management and legal advisors, the civil compensation covers the total contingency to which the Company is exposed to as a result of the investigations. Nevertheless, the Final Collaboration and Benefits Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions.

Investigations and Administrative Process Initiated by INDECOPI in relation to the Construction Club

On July 11, 2017, INDECOPI initiated an investigation against several Peruvian construction companies (including Cumbra), about the existence of an alleged cartel called the Construction Club.

On February 11, 2020, the subsidiary Cumbra was notified by the Technical Secretariat (the “TS”) of the Free Competition Defense Commission of INDECOPI with a resolution announcing a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of Public Works.

On November 17, 2021, the Commission imposed a fine of approximately S/67 million against Cumbra, which is currently being challenged and is pending resolution by the final administrative instance within the INDECOPI Court. As of December 31, 2022, Cumbra recorded an estimated provision amounting to S/52.4 million (as of December 31, 2021, a present value equivalent to S/52.6 million was recorded).

Investigations and Administrative Proceeding Initiated by INDECOPI for Anti-Competitive Practices in the Labor Market in the Construction Sector

On February 7, 2022, Cumbra and UNNA Transporte were notified pursuant to INDECOPI Resolution 038-2021/DLC-INDECOPI dated December 28, 2021, that the antitrust authority initiated a sanctioning administrative procedure for the alleged execution of a horizontal collusive practice in the form of concerted distribution of suppliers in the labor market in the construction workers industry nationwide, during the period from 2011 to 2017.

On April 7, 2022, Cumbra and UNNA Transporte submitted a proposal for a cease and desist agreement for the early termination of the administrative sanctioning procedure, in which they (i) acknowledged the alleged conduct, (ii) committed to maintain during 2022, 2023 and 2024, a compliance program with free competition rules, and (iii) agreed to pay S/2.7 million in two installments (one after 60 days and the second after 12 months). Pursuant to Resolution No. 054-2022/CLC-INDECOPI dated August 19, 2022, the Commission for the Defense of Free Competition of INDECOPI approved the proposed cease and desist commitment and concluded the sanctioning procedure. As of December 31, 2022, the company estimated a provision amounting to S/1.4 million recognized as of December 31, 2022 (S/4.8 million as of December 31, 2021) related to this proceeding.

On May 9, 2023, our subsidiaries Cumbra and Unna Transporte were notified by INDECOPI, with Resolution 052-2023/CLC-INDECOPI, which formally concludes the administrative sanctioning procedure in first instance for the alleged horizontal collusive practice in the form of concerted distribution of suppliers in the market for hiring workers in the construction sector.

In this regard, by Resolution No. 054-2022/CLC-INDECOPI of August 19, 2022, the Commission for the Defense of Free Competition of INDECOPI approved the cessation of the proposed commitment. According to the established schedule, the Subsidiaries have paid the first installment corresponding to 50% of the amount of the compensation in November 2022 and the next installment, for the remaining 50%, will be paid no later than November 15, 2023; the amount thereof is duly provisioned in the financial statements. Likewise, the Subsidiaries are complying with their commitment to maintain a compliance program, with supervision of INDECOPI.

Termination of Chavimochic Concession

In May 2014, Concesionaria Chavimochic S.A.C. (the “Concessionaire”), in which AENZA has a 26.5% interest, signed an agreement with the Peruvian Government (the “Concession Agreement”) for the design, construction, operation, and maintenance of major hydraulic works of Chavimochic Project (hereinafter the “Project”). The construction of the work started in 2015 with a concession term of twenty-five (25) years and a total investment of approximately US$647 million.

According to the Concession Agreement, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% complete. However, at the beginning of 2017, the procedure for early termination of the Concession Agreement was initiated due to the breach of contract by the Peruvian Government, as grantor (the “Grantor”), and all activities were suspended in December 2017. Since no agreement was made, the Concessionaire initiated an arbitration process before the United Nations Commission on International Trade Law (“UNCITRAL”).

On October 4, 2022, the UNCITRAL notified the parties of its decision, which provided for the early termination of the Concession Agreement and ordered, among other things, that the Grantor pay the Concessionaire an amount of US$25.3 million as a consequence of its failure to provide the project control delivery, and the execution of 70% of the Performance Bond, or the payment of US$25 million, for the Concessionaire’s failure to obtain evidence of financial closing.

In February 2023, the Grantor partially executed the Concessionaire’s performance bond in accordance with the award, for an amount of US$28,300,032.46, whereas AENZA assumed a total of US$7.5 million as a result of such first execution. Likewise, prior to the closing of this report, the Grantor requested the execution of the balance of the Concessionaire’s performance bond for US$7,472,318.54, whereas AENZA assumed US$2 million. The Concessionaire is currently coordinating the necessary legal actions for the full execution of the award, in order to collect the amount awarded by the arbitration court in its favor plus the corresponding interest. In other words, the Grantor must comply with the obligations arising from the award. Likewise, the Concessionaire will initiate legal actions against the Grantor for what it considers an arbitrary execution of the balance of the performance bond without the Grantor having supported such amount in a qualified breach of the Concession Agreement and without the arbitral tribunal having granted the possibility of executing the bond for a higher amount.

Despite the requests for exclusion and integration of the award filed by the Concessionaire, the Court did not issue a decision within the deadline, and the award was consented to. As of December 31, 2022, an impairment of a total investment amounting to S/14.8 million was recorded. Tender Offer by IG4

On June 15, 2021, IG4 Capital Infrastructure Investments LP announced a tender offer for a total of 107,198,601 common shares equivalent to 12.29% of our outstanding shares. On August 10, 2021, IG4 purchased a significant shareholding participation amounting to 23.90% of the total outstanding shares, of which 12.29% was purchased within the tender offer and an additional 11.61% was acquired in transactions outside the tender offer. Furthermore, on August 12, 2021, certain shareholders of AENZA signed a trust agreement with IG4, as trustee, and La Fiduciaria S.A., in which, among other aspects, IG4 acquired the voting rights of common shares representing an additional 8.97% of the company for a period of eight years, which could be automatically renewed for an additional period of eight years. As of December 31, 2022, IG4 Capital Infrastructure Investments LP controls common shares representing a total of 30.05% of our capital stock.

CEO and Board of Directors

The Board of Directors was elected for the period 2021-2024 at the general shareholders’ meeting held on September 20, 2021. In addition, on October 1, 2021, we appointed a new CEO, Mr. Andre Mastrobuono. For more information, see “Item 6. Directors, Senior Management and Employees.”

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

The Risk & Compliance Committee approved a plan and resources to continue strengthening our anticorruption compliance program, an integral part of our larger Corporate Risk and Compliance Program. The plan focused on cultural changes and four strategic elements to re-shape the way we do business: (i) corporate governance, (ii) ethics and compliance, (iii) risk management, and (iv) regulatory compliance and monitoring.

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

In 2018, we re-launched key aspects of the Corporate Risk and Compliance Program focused on ethics and anti-corruption compliance. The first accomplishment was the approval, implementation, and training of the company’s new Code of Business Conduct, which was rewritten by senior management. Another key achievement was the whistleblower mechanism, which we re-vamped and re-launched. Together with the business operations functions, we also reviewed and modernized our policy on third party due diligence (focused on anti-corruption, crime prevention and international sanctions), which included building a robust process using international best practices and modern web-based tools for name search and case management.

Risk was the program’s focus in 2019, while we continued to implement other aspects of the program. The Board of Directors formalized the company’s risk management methodology and risk appetite and approved the risk manual. Business operations redesigned key business processes and developed risk matrices, guided by the professional opinion of business line experts, as an additional foundation for a modern risk management function. This included the use of an enhanced method to measure and mitigate corruption risk. In 2019, the company also introduced revised policies on donations, gifts and entertainment, on dealing with conflicts of interests and on managing relationships with government officials.

In 2020, we applied the Corporate Risk and Compliance Program to identify, prioritize and mitigate certain impacts of the COVID-19 pandemic, including corruption and regulatory-related risks. We also developed a risk analysis on free competition, and we issued our antitrust policy, a key enhancement to our Regulatory Compliance Program.

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

Strengthening the Culture of Integrity was the focus of the program in 2022, as we continue to improve other programs. The Board of Directors formalized the organization’s compliance processes and the new structure of the compliance area focused on business lines and processes. Likewise, the company also updated policies and procedures on ethics, due diligence, donations, gifts, entertainment, the management of conflicts of interest, and the management of relationships with government officials. We also strengthened the training plan, extending it to the technicians in the organization.

An independent consulting firm conducted a specialized review of our Anti-Corruption Compliance Program in 2022. Their revision identified no material weaknesses and concluded that our program aligned with the requirements of the applicable anti-corruption regulations. In 2022, all subsidiaries of CUMBRA, our engineering and construction business lines in the region (Peru, Chile, and Colombia), achieved ISO 37001 certification.

Securities Class Action

A class action civil lawsuit was filed in 2017 against our company, certain of our former directors and former and current executive officers in the United States. As of July 2, 2020, we executed the settlement agreement with the plaintiffs’ attorneys, by which the parties agreed to terminate the class action, subject to court approval and the payment of the transaction amount by the company. The amount agreed for the termination of the class action is equivalent to US$20 million. The company registered a provision of US$15 million (equivalent of S/49.8 million), the difference of US$5 million was covered by a professional liability insurance policy in accordance with the agreement signed with the insurance company. As of the date of this annual report, all amounts under the settlement agreement related to the class action civil lawsuit have been paid in full. On January 12, 2023, the court reinstated its final judgment and terminated this case.

Convertible Bonds

On August 13, 2021, AENZA issued Convertible Bonds in a total principal amount of US$89.9 million. In accordance with the terms and conditions of the Convertible Bonds, holders of Convertible Bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022 we issued 37,801,073 new common shares. Additionally, holders of Convertible Bonds in a principal amount equivalent to US$79 million exercised their conversion rights and, on March 31, 2022, we issued an additional 287,261,051 new common shares. Therefore, our capital stock has increased from S/871,917,855 to S/1,196,979,979. After these conversions, the Convertible Bonds were fully cancelled.

Bridge Loan

On March 17, 2022, the company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised of Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, and will be secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a trust over the shares of Viva Negocio Inmobiliario S.A. (second lien), and a pledge on our shares in Unna Energía (first lien). On April 5, 2022, the loan was disbursed and we have used the proceeds to repay certain of our financial and other obligations. We are currently evaluating different debt restructuring plans to refinance the bridge loan.

Immaterial Corrections to Financial Statements

In connection with the preparation of its consolidated financial statements, the Corporation identified an error in the interpretation and application of the accounting treatment of revenue and cost recognition arising from contracts with customers in the E&C segment in prior years. Management of the Company has evaluated and concluded that the correction of this error has resulted in non-material adjustments to the net income previously reported in the consolidated financial statements as of December 31, 2020 and 2021. It should be noted that the aforementioned corrections had no impact on total cash flows from operating, investing or financing activities. A reconciliation between the previously reported amounts and the revised amounts as of December 31, 2020 and 2021, and for the year then ended is presented in Note 2.AA to our audited annual consolidated financial statements included in this annual report.

Internal Control over Financial Reporting

In 2022, we identified two material weaknesses regarding our internal control over financial reporting. For more information, see “Item 3. Key Information—D. Risk Factors—We have identified two material weaknesses in our internal control over financial reporting, and if we cannot maintain effective internal control or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our ADSs” and “Item 15. Controls and Procedures.”

Factors Affecting Our Results of Operations

General

Peruvian, Chilean and Colombian Economic Conditions

81.8%, 81.1% and 82.2% of our revenues in 2020, 2021 and 2022 were derived from activities in Peru. Accordingly, the results of our operations are substantially affected by economic conditions in the country and our growth is driven in significant part by growth in the Peruvian economy. In addition, 14.2%, 15.6% and 14.9% of our revenues in 2020, 2021 and 2022 were derived from activities in Chile and 4.0%, 3.3% and 2.9% of our revenues in 2020, 2021 and 2022 were derived from activities in Colombia.

Peruvian real GDP decreased 11.0% in 2020, increased 13.6% in 2021, and increased 2.7% in 2022. As a result of the COVID-19 pandemic and the measures taken by governments, private consumption increased at an average annual rate of 2.0% in real terms from 2020 to 2022. Private investment decreased 16.5% in 2020, increased 37.4% in 2021, and decreased 0.5% in 2022, each in real terms. Inflation in Peru, as measured by the change in the consumer price index, was 2.0% in 2020, 6.4% in 2021, and 8.5% in 2022. The sol depreciated versus the U.S. dollar by 9.0% in 2020, 10.5% in 2021, and appreciated 4.5% in 2022. Peru’s sovereign debt has been rated investment grade by S&P, Fitch and Moody’s. At the end of 2022, Peruvian sovereign debt had one of the highest credit ratings in the South American region, rated BBB by S&P (December 2022), BBB by Fitch (October 2022) and Baa1 by Moody’s (January 2023).

The Chilean economy contracted 5.8% during 2020, grew 12.0% during 2021 and grew 2.4% during 2022. Total fixed investment increased at an annual average rate of 9.2% in real terms during the three years from 2020 to 2022. Inflation in Chile, as measured by the change in the consumer price index, was 3.0% in 2020, 7.2% in 2021 and 12.8% in 2022. The Chilean peso depreciated versus the U.S. dollar by 4.6% in 2020, appreciated 15.6% in 2021 and 3.1% in 2022. Chilean sovereign debt has the highest rating in the South America region, rated A by S&P (October 2022), A2 by Moody’s (September 2022) and A- by Fitch (December 2022).

Colombian real GDP contracted 7.3% during 2020, grew 11.0% during 2021 and grew 7.5% in 2022. Inflation in Colombia was 1.6% in 2020, 5.6% in 2021 and 13.1% in 2022. The Colombian peso appreciated against the U.S. dollar by 4.7% in 2020, 16.0% in 2021 and 20.8% in 2022. Colombia’s sovereign debt was rated BB+ by Fitch (December 2022), BB+ from S&P (January 2023), and Baa2 from Moody’s (March 2023).

From 2020 to 2022 our revenues increased at a compound annual growth rate (CAGR) of 11.4%, excluding acquisitions and asset sales. Our organic revenues increased 30.0% in 2021 from 2020 and increased 6.4% in 2022 from 2021, principally as a result of (i) higher production volume in ongoing projects in our E&C segment; (ii) higher revenues in our Infrastructure segment due to an increase in Norvial’s traffic and tariffs, an increase in Line 1’s tariffs, and the execution of major complementary works in Canchaque and Survial; and (iii) higher oil prices for UNNA Energía.

Fluctuations in Exchanges Rates

We estimate that in 2022, 39.3%, 43.8% and 16.9% of our revenues were denominated in soles, U.S. dollars and other currencies respectively, while 55.8%, 25.9% and 18.3% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2022, 51.8%, 47.3% and 1.0% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. Accordingly, fluctuations in the value of these currencies can materially affect the results of our operations. When the sol appreciates against the U.S. dollar, our operating margins tend to decrease; when the sol depreciates against the U.S. dollar, our operating margins tend to increase (if everything else is held equal). Conversely, the appreciation of the sol against the U.S. dollar tends to decrease our indebtedness and Financial expenses as expressed in soles; and the depreciation of the sol against the U.S. dollar tends to increase our indebtedness and Financial expenses as expressed in soles. We enter into derivatives, from time to time, to hedge part of our financial exposure to currency fluctuations. The value of the sol to the U.S. dollar depreciated in 2020 and 2021, and appreciated in 2022, which impacted the results of our operations.

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

Cost of Labor, Third-Party Services and Inputs

The largest components of our costs are: labor, which represented 31.7% of our cost of sales and 60.2% of our administrative expenses in 2022; services provided by third parties, which represented 33.9% of our cost of sales and 25.9% of our administrative expenses in 2022; and supplies (including raw materials), which represented 16.0% of our cost of sales in 2022. For a breakdown of our cost of sales and administrative expenses, see Note 25 to our audited annual consolidated financial statements included in this annual report.

Our cost of labor is influenced by, among other factors, the number of our employees, as well as inflation, competition we face for personnel in each of our business segments and the availability of qualified candidates. From 2020 to 2021, our personnel charges increased by 36.5% and from 2021 to 2022, our personnel charges decreased 3.1%. Services provided by third parties include: subcontracting in our E&C segment, such as carpentry work; advisory and consultancy work, including external audit and legal services; and renting of equipment. From 2020 to 2021, costs related to services provided by third parties increased by 19.6% and from 2021 to 2022, costs related to services provided by third parties increased by 0.9%. The principal supplies we use are fuel, cement and steel, which in the aggregate represented 13.7% of our total input costs in 2022. Our costs for these supplies are affected by, among other factors, the growth or decline of our operations, market prices, including global prices in the case of fuel, and transportation costs. We do not have long-term contracts for the supply of our key supplies. From 2020 to 2021, our input costs increased by 24.8% and from 2021 to 2022, our input costs increased 59.2%. Our cost of labor, third party services and supplies increased in 2022 primarily due to higher activity levels in our E&C segment.

Acquisitions and Dispositions

Our results of operations can be affected by the acquisition or sale of assets. During the 2020-2022 period, we did not have significant acquisitions or sales. For a description of the sale of these assets, see “—Key Developments—Asset Sales.”

Cyclicality

Our Energy segment is cyclical and affected by the global supply and demand for oil.

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

Infrastructure

Traffic and Fees for Toll Roads

The majority of our toll roads revenues derives from the Norvial concession. Unlike our other toll road concessions, our revenues from the Norvial concession depend on traffic volume. Traffic volume on the Norvial road increased 134.9% from 2020 to 2021 due to the recovery of economic activity in 2021 after the COVID-19 pandemic and increased 2.9% from 2021 to 2022 (based on vehicle equivalents, as defined in “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Activities—Toll Roads—Norvial”). For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that takes into account the Sol/U.S. Dollar exchange rate and Peruvian and United States inflation rates. Under our Survial and Canchaque road concessions, our revenues consist of annual fees paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the roads, which can vary depending on the amount of road maintenance required due to road wear and tear.

Under the Norvial concession contract, we are required to expand certain stretches of the highway by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage was completed in December 2019. Norvial’s capital investment for the second stage was approximately US$91 million (S/347.9 million). In June 2018, we signed an investment agreement with BCI Peru to monetize future dividends of Norvial. The amount of the transaction was US$42.3 million, the proceeds of which were applied to the reduction of indebtedness related to GSP.

Mass Transit

We generate revenue from our Lima Metro concession based on kilometers travelled per train, with a fee per kilometer, the number of trains required to be in operation and the number of kilometers that we are required to travel established by the terms of the concession. Our revenues do not depend on passenger traffic volume. Our results in this concession between 2020 and 2022 were influenced by the reliability and proper operation of our trains. We currently have all 44 trains in operation (including three backup trains).

Awarding and Timing of Infrastructure Concessions and Government Contracts

The results of operations of our Infrastructure segment can be affected by our ability to win new concessions and government contracts, which depend in part on government policies and our ability to compete effectively.

Our results in the operation and maintenance of infrastructure assets depend on our ability to obtain contracts from the government or infrastructure concessionaires, such as those in our Infrastructure segment, which depend on government policies and our ability to compete effectively. We typically obtain higher revenues from these contracts during the commencement of services as we bring roads to proper operating condition, and lower revenues at the end of the contract term as services wind down.

Our results in our Infrastructure segment are also affected by the timing of the commencement of operations under our concessions, as well as when we were required to undertake significant capital investments or major construction works under the terms of our concessions. Under our Norvial and Lima Metro concessions, we were required to undertake capital investments during the initial years of the concessions for which we are compensated throughout the term of the concessions by our toll rate in the case of the Norvial concession and tariffs in the case of the Lima Metro concession. Under our Survial, Canchaque and La Chira concessions, we generated revenues in our Infrastructure segment from our construction activities during the pre-operational phase, and once operations commenced, we generate revenues from fees related to operation and maintenance. Survial, Canchaque and La Chira have financed their construction costs through the sale of government certificates of construction to financial institutions at a discount from face value. Certificates of construction are negotiable instruments that the Peruvian government typically delivers upon completion of each stage of a project and which entitle the holder to receive payment from the government equal to the capital investment made in the corresponding stage upon completion of the entire project. Accordingly, the results of our Infrastructure segment may be affected by the discount rates obtained on the sale of government certificates of construction. For more information on our obligations and compensation under our concessions, see “Item 4.B. Information on the Company—Business Overview—Infrastructure.”

Energy

A substantial part of the revenues in our Energy segment depends on global prices for oil. Under our hydrocarbon extraction service contracts, we are entitled to a variable fee, which is based on the level of production of each field and a basket of international crude oil prices. Under our contracts, we acquire the extracted hydrocarbons and pay royalties, which are also based on a basket of international crude prices and the level of production. Historically, oil prices have been volatile and are likely to be volatile again in the future. During 2020, 2021 and 2022, average Brent crude prices were approximately US$41.76, US$70.67 and US$100.78 per barrel, and the average fee we received in these years was US$41.22, US$68.73 and US$93.24 per barrel of extracted oil, respectively. During the first quarter of 2023, the Brent crude price was approximately US$79.19 per barrel and our fee was approximately US$79.25 per barrel of extracted oil. Due to our activities being conducted in mature oil fields, which have been producing oil for approximately 100 years in the case of Block III, approximately 95 years in the case of Block IV and for over 50 in the case of years Block V, our oil production depends primarily on the level of our drilling and production activities.

Our Pariñas gas processing plant has a long-term delivery and gas processing and fractionation contract with Empresa Eléctrica de Piura S.A. (ENEL), a thermal power generation subsidiary of the Endesa group. Under this contract, ENEL delivers natural gas that it purchases from onshore and offshore gas producers in the Talara area. We are responsible for all operating costs of the gas processing plant but are entitled to keep revenues from the sale of all resulting natural gas liquids to third parties after delivery of all dry gas and payment of a variable royalty to ENEL. Approximately 83.4% of the total volume of natural gas processed by our Pariñas gas processing plant depends upon gas volumes demanded by ENEL for its gas-fired turbines, which can vary significantly. Prices for natural gas liquids can also fluctuate significantly and are affected by market prices for LPG and crude oil. We processed 28.40 MMcf per day during 2020, 30.41 MMcf per day during 2021, and 31.68 MMcf per day during 2022.

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

Real Estate

The results of operations of our Real Estate segment are driven by the number of units we develop and deliver in a reporting period, our mix of unit sales (affordable housing versus housing), unit prices, land purchase prices and our costs of construction. These results are also affected by a number of factors that may impact the Peruvian real estate sector as a whole, including: the availability of government subsidies for affordable housing; prices of suitable land in particular areas; regulation of real estate development imposed by national, regional and local laws and regulators, and the time required to obtain applicable construction permits and licenses; the unemployment rate and wage levels; prevailing interest rates and availability of financing; the supply in the market; the level of customer interest in our new projects; and our costs, such as the price of labor, materials, insurance, taxes and other public charges. We delivered 1,125 units, 1,515 and 1,310 units in 2020, 2021 and 2022, respectively. The drop-in units delivered in 2020 was caused by the lockdown instituted due to the COVID-19 pandemic.

The results of operations of our Real Estate segment are also significantly affected by our sales of land parcels. Due to the appreciation of land prices in Peru, and because we record our land holdings at book value (i.e., without marking to market), our recent land sales have resulted in high margins. See “—Key Developments—Asset Sales.”

In addition, the net profit attributable to controlling interests of our Real Estate segment is significantly affected by the financing and commercial arrangements we use to purchase land and to develop real estate projects. Depending on the level of non-controlling interests used to finance our real estate projects, our Real Estate segment tends to have significant (Loss) profit attributable to non-controlling interest. See “—Results of Operations—General—Real Estate.”

Engineering and Construction

The main driver of our E&C results is economic growth in Peru and to a lesser extent Chile and Colombia, particularly private and public investment in mining, power, oil and gas, transportation, real estate and other infrastructure sectors. See —Peruvian and Chilean Economic Conditions.

Appropriate pricing and budgeting are also key to our project results, which can be affected by factors such as competition, direct negotiations with clients (as opposed to competitive bidding processes), the accuracy of our estimations of project costs and any unexpected cost overruns.

Our typical E&C contracts are unit prices, lump-sum, and EPC contracts. For a description of our E&C contracts, see “Item 4.B. Information on the Company—Business Overview—Engineering and Construction—Contracts.” The nature of our contractual arrangements can affect our margins depending on where the cost burden is placed, whether with the client or with us, and certain contractual arrangements tend to have lower gross margins.

During 2020, activity levels in our E&C segment decreased as a result of the COVID-19 pandemic and government measures adopted in response to the virus in Peru, Chile and Colombia including, among other things, social distancing and sanitary protocols. During 2021, sales increased in our E&C segment compared to the previous year, with the recovery of economic activity and impacted principally by two projects in Chile and one important mining project in Peru. For 2022, we maintained the same level of sales as the previous year as a result of the execution of Quellaveco and Lima Airport projects in Peru and Quebrada Blanca 2 in Chile.

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

Non-GAAP Financial Measure and Reconciliation

In this annual report, we present adjusted EBITDA and adjusted EBITDA margin, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We define adjusted EBITDA as net profit plus: financial (expense) income, net; Income tax expense; and depreciation and amortization and adjusted EBITDA margin as adjusted EBITDA over revenues.

We present adjusted EBITDA and adjusted EBITDA margin because we believe them provide readers with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. We believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies operating in our sectors because adjusted EBITDA eliminates the effects of financing and income tax expenses and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. Adjusted EBITDA should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The following table sets forth the reconciliation of our net profit before minority interest to adjusted EBITDA on a consolidated basis.

The financial information is presented in millions, however, for the calculation of the figures presented more decimals have been considered. For this reason, in some occasions, the sums of the figures in millions may differ from the totals by decimals. The same effect may occur with percentage variations.

	For the year ended December 31,
	2020	2021	2022	2022
	(in millions of S/)			(in millions of US$)(1)
(Loss) profit for the year	(215.5)	(101.9)	(362.7)	(94.9)
Financial expenses	572.5	646.0	717.8	187.9
Financial income	(465.3)	(389.0)	(490.8)	(128.5)
Income tax expense	54.1	46.4	131.1	34.3
Depreciation and amortization	183.4	192.7	177.0	46.3
adjusted EBITDA	129.2	394.2	173.3	45.4

(1)	Calculated based on an exchange rate of S/3.82 to US$1.00 as of December 31, 2022.

The following table shows a reconciliation of the adjusted EBITDA for our four segments, Parent company operations and intercompany eliminations:

	For the year ended December 31,
	2020	2021	2022	2022
	(in millions of S/)			(in millions of US$)(1)
Infrastructure	99.2	194.7	288.9	75.6
Energy business	109.4	173.7	187.2	48.2
Real estate	32.6	36.9	137.7	36.0
Engineering and construction	(23.2)	89.6	(30.3)	(7.9)
Parent company operations	(224.0)	(57.8)	(328.5)	(86.0)
Intercompany eliminations	135.4	(42.9)	(78.6)	(20.6)
adjusted EBITDA	129.4	394.2	173.3	45.4

(1)	Calculated based on an exchange rate of S/3.82 to US$1.00 as of December 31, 2022.

The following tables set forth the reconciliation of our net profit to adjusted EBITDA for each of our business segments and certain of our lines of business or subsidiaries within these segments.

1.	Infrastructure

1.1	Full Segment (Norvial, Survial, Canchaque, Line 1 of the Lima Metro, La Chira, UNNA Transporte and Via Expresa Sur)

	For the year ended December 31,
	2020	2021	2022	2022
	(in millions of S/)			(in millions of US$)(1)
(Loss) profit for the year	(35.5)	69.8	144.2	37.7
Financial expenses	51.8	44.2	41.2	10.8
Financial income	(16.6)	(9.9)	(10.2)	(2.7)
Income tax expense	40.4	29.9	52.2	13.7
Depreciation and amortization	59.2	60.7	61.5	16.1
adjusted EBITDA	99.2	194.7	288.9	75.6

1.2	All Toll Roads (Norvial, Survial and Canchaque)

	For the year ended December 31,
	2020	2021	2022	2022
	(in millions of S/)			(in millions of US$)(1)
(Loss) profit for the year	(0.6)	34.6	41.1	10.7
Financial expenses	32.0	27.0	27.4	7.2
Financial income	(4.1)	(4.0)	(3.0)	(0.8)
Income tax expense	0.4	7.3	12.9	3.4
Depreciation and amortization	51.1	53.3	54.1	14.2
adjusted EBITDA	78.0	118.2	132.4	34.7

1.3	Mass Transit (Line 1 of the Lima Metro)

	For the year ended December 31,
	2020	2021	2022	2022
	(in millions of S/)			(in millions of US$)(1)
(Loss) profit for the year	60.8	42.1	69.3	18.1
Financial expenses	13.8	10.2	9.4	2.5
Financial income	(6.1)	(2.4)	(4.6)	(1.2)
Income tax expense	26.7	19.4	31.8	8.3
Depreciation and amortization	0.3	0.6	0.3	-
adjusted EBITDA	95.6	69.8	106.2	27.8

2.	Energy

	For the year ended December 31,
	2020	2021	2022	2022
	(in millions of S/)			(in millions of US$)(1)
(Loss) profit for the year	12.6	57.8	63.9	16.7
Financial expenses	49.7	66.8	70.6	18.5
Financial income	(34.4)	(53.2)	(56.7)	(14.8)
Income tax expense	7.5	22.5	30.9	8.1
Depreciation and amortization	74.1	79.7	75.5	19.8
adjusted EBITDA	109.4	173.7	184.2	48.2

3.	Real Estate

	For the year ended December 31,
	2020	2021	2022	2022
	(in millions of S/)			(in millions of US$)(1)
(Loss) profit for the year	15.0	13.0	82.9	21.7
Financial expenses	26.6	20.6	17.7	4.6
Financial income	(18.5)	(11.0)	(11.9)	(3.1)
Income tax expense	2.9	6.6	42.9	11.2
Depreciation and amortization	6.7	7.6	6.2	1.6
adjusted EBITDA	32.6	36.9	137.7	36.0

4.	Engineering and Construction

	For the year ended December 31,
	2020	2021	2022	2022
	(in millions of S/)			(in millions of US$)(1)
(Loss) profit for the year	(104.4)	(81.5)	(147.5)	(38.6)
Financial expenses	250.3	342.8	420.8	110.1
Financial income	(204.9)	(222.9)	(346.5)	(90.7)
Income tax expense	4.4	14.1	15.8	4.1
Depreciation and amortization	40.2	37.1	27.2	7.1
adjusted EBITDA	(23.2)	89.6	(30.3)	(7.9)

(1)	Calculated based on an exchange rate of S/3.82 to US$1.00 as of December 31, 2022.
(2)	Our E&C segment adjusted EBITDA includes S/1.1 million, S/0.97 million and S/13.5 million in 2020, 2021 and 2022, respectively, which represents Cumbra’s 43.3% equity interest in Viva’s net profit.

Results of Operations

General

Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies

Results of our subsidiaries, joint operations, joint ventures and associated companies are reflected in our financial results. We refer to our subsidiaries as those entities over which we exercise control. We consolidate the results of our subsidiaries in our financial statements and we reflect the profit corresponding to the minority interests in our subsidiaries under “profit attributable to non-controlling interests” in our income statement. Our consolidation of the results of our subsidiaries includes subsidiaries in which we have less than 50% of the equity. We refer to business activities in which we share control with unrelated entities as joint arrangements, including joint operations and joint ventures, which are typically conducted through an agreement with a third party to carry out specific projects. We contribute our assets to these projects and derive revenue from their use. In our financial statements we recognize, in relation to our interest in a joint operation, our assets and liabilities, including our share of any asset or liability we hold jointly with our partner, as well as our share of revenue and expense from the joint operation. We refer to our associated companies as those entities over which we have significant influence but do not control. We reflect the results of our associated companies and joint ventures under the equity method of accounting in our financial statements under the line item “share of the profit and loss in associates” in our income statement. For further information, including a list of our subsidiaries, joint operations, joint ventures and associated companies, see Notes 6.A, 6.B, 6.C and 14 to our audited annual consolidated financial statements included in this annual report.

Intersegment Transactions

From time to time, certain of our segments provide services between each other. In 2022, 0.24% of revenues in our E&C segment came from the construction and services for AENZA’s Infrastructure and Energy companies (UNNA Transporte, Norvial, Survial, Consorcio Terminales and Canchaque). Also, less than 0.04% of revenues in our E&C segment came from additional construction services for AENZA’s real estate company, Viva, and its subsidiaries. Accordingly, in such circumstances, the segment providing services recognizes revenues, and the segment receiving such services recognizes costs of sales, relating to the services provided. These intersegment revenues and cost of sales are eliminated in the consolidation of our financial results. Nevertheless, our Infrastructure segment may recognize gross profits or losses based on the difference between the fees the segment charges in accordance with concession terms and costs it incurs relating to services provided by our other segments. For more information on our segments, see Note 7 to our audited annual consolidated financial statements included in this annual report.

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

For further information, see Notes 2.W, 2.X and 18 to our audited annual consolidated financial statements included in this annual report.

(2) Mass Transit: We obtain revenues from our Lima Metro concession based on a tariff per kilometer travelled by our trains in operation in accordance with a schedule established in our concession agreement, which we recognize in the period in which the services are performed. Under the concession, the tariff is comprised of three components: (i) fees related to our operation and maintenance services; (ii) fees related to the Peruvian government’s repayment of the amounts we invest to purchase trains, ongoing capital expenditures and other infrastructure for the Peruvian government; and (iii) fees related to interest we charge to the Peruvian government in connection with the amounts we invest to purchase such trains, ongoing capital expenditures and other infrastructure. In 2020, the fees related to items (i), (ii) and (iii) were S/354.4 million. In 2021, the fees related to items (i), (ii) and (iii) were S/358.9 million. In 2022, the fees related to items (i), (ii) and (iii) were S/398.9 million. We only recognize in our income statement the portion of the tariff that relates to items (i) and (iii). We record the amounts paid by us that relate to item (ii) as long-term accounts receivables from the Peruvian government. Accordingly, tariff payments received relating to item (ii) reduce our accounts receivables but do not impact our income statement, and we do not amortize our investments in our income statement as our investment in the concession is recorded as an account receivable with the government rather than a depreciable investment.

We entered into the fourth addendum to the Lima Metro concession contract on July 11, 2016, in order to expand transportation capacity. In accordance with the fourth addendum, the expansion project will involve: (i) the purchase of 20 new trains; (ii) the purchase of 39 new cars; and (iii) the improvement and expansion of the existing infrastructure. As compensation for the investments of the expansion project, we will be entitled to receive the following: (i) an advance payment of 30% of each investment component; and (ii) the balance of 70% of each investment component, compensated through the annual payment for additional investments (pago anual por inversiones complementarias). We register the estimated compensation related to the direct cost in the income statement, plus a margin in the same period. In 2020, 2021 and 2022, there was no income related to the investment components.

For further information, see Note 11 to our audited annual consolidated financial statements included in this annual report. Cost of sales for the Lima Metro include fees paid to third parties (primarily our E&C segment, our subsidiary UNNA Transporte and other subcontractors) for construction and operation and maintenance services, energy and our financing costs related to the purchase of trains.

(3) Water Treatment: We obtained revenues from the engineering design and construction of La Chira wastewater treatment plant, which we recognize based on the percentage-of-completion method of accounting. Since the plant began operating in August 2016, we haved obtained revenues only for operation and maintenance services, which we recognize in the period in which the services are performed.

(4) Operation and Maintenance of Infrastructure Assets: We obtain revenues from our operation and maintenance of infrastructure assets line of business for the operation and maintenance services we provide to the government and concessionaires (currently concessions within our Infrastructure segment), which we recognize in the period in which the services are performed. We receive unrestricted advances with respect to our service contracts with the government, which vary from approximately 10% to 30% of the contract price, which we record as an account payable. We typically invoice our clients on a periodic basis as the project progresses, deducting from the related advances on a proportional basis. For further information, see Note 20 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in this line of business includes personnel costs, services provided by third parties, machinery and other materials (primarily trucks), and depreciation of equipment utilized to provide services.

Energy

We obtain revenues from extraction services and license contracts related to oil and gas production, sale of oil, fuel storage services and the sale of natural gas liquids derived from our gas processing and fractionation services, which we recognize in the period in which the services are performed and, in the case of sale of oil and natural gas liquids, when the sale is made. Cost of sales for our energy segment includes labor, materials, amortization and depreciation of oil wells, depreciation of the gas plant, maintenance, general expenses and royalties.

Engineering and Construction

Revenues in our E&C segment are obtained from engineering and construction services provided to clients and are recognized under the percentage-of-completion method of accounting. For further information, see Note 2.W on our audited annual consolidated financial statements included in this annual report. We receive unrestricted client advances in a substantial majority of E&C projects, on average equal to approximately 10% of the contract price in 2021 and approximately 10% of the contract price in 2022, which we record as an account payable. We typically invoice our clients on a periodic basis as each project progresses, deducting from the related advances on a proportional basis. For further information, see Note 20 to our audited annual consolidated financial statements included in this annual report. Cost of sales includes labor, subcontractor expenses, materials, equipment and project-specific general expenses.

Real Estate

We obtain revenues in our Real Estate segment from sales of affordable housing and housing units, commercial buildings and land parcels, which we recognize at the time of delivery of the unit or building and, in the case of land parcels, at the time of the sale. We typically pre-sell our affordable housing and housing units prior to and during construction and use the related proceeds we receive to finance the construction of the units. These pre-sale funds are restricted and released from escrow to us periodically as construction progresses. Our Real Estate cost of sales includes the cost to purchase land, costs of architectural design and construction (which usually includes payments to third parties, primarily our E&C segment), licensing and permit costs, personnel costs, and fees to third parties related to sanitation or electrical engineering. In 2021, our cost of land that is allocated to units delivered during these periods amounted to S/24.5 million and in 2022, our cost of land that is allocated to units delivered during these periods amounted to S/17.3 million. We recognize land purchases as inventory, and, accordingly, do not mark-to-market the value of our land for changes in fair value. For further information, see Note 13 to our audited annual consolidated financial statements included in this annual report.

In our Real Estate segment, we have significant (Loss) profit attributable to non-controlling interest. We hold a significant portion of our land bank through Almonte, in which we have a 50.45% interest, and we consolidate Almonte’s results in our financial statements. In addition, we undertake a significant number of our real estate projects through entities in which we may have a majority interest, co-equal interest or minority interest; when we have control over these entities, we consolidate their results in our financial statements regardless of whether we own a majority of the capital. Furthermore, in connection with our affordable housing projects, we generally partner with real estate investment funds and insurance companies that provide between 60% and 70% of the total capital required to purchase the land and cover certain pre-construction costs in exchange for equity in the project. Although we typically own a minority interest in these projects, we consolidate their results in our financial statements because we exercise control over the project. Accordingly, we reflect the profit corresponding to our real estate partners under (Loss) profit attributable to non-controlling interest in our income statement. See “—Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies.”

Comparison of Results of Operations of 2021 and 2022

The following table sets forth the components of our consolidated income statement for 2021 and 2022.

	Year ended December 31,
	2021	2022	Variation
	(in millions of S/)
Revenues	4,141.4	4,405.1	6.4%
Cost of sales and services	(3,728.2)	(3,957.5)	6.1%
Gross profit	413.2	447.6	8.4%
Administrative expenses	(179.6)	(162.6)	(9.5)%
Other income and expenses, net	(4.5)	(290.6)	6,391.3%
Operating profit (loss)	229.1	(5.6)	(102.4)%
Financial (expense) income, net	(256.8)	(227.0)	(11.6)%
Share of the profit or loss and joint ventures accounted for using the equity method	(0.9)	1.9	(321.5)%
Loss before income tax	(28.6)	(230.7)	705.6%
Income tax expense	(46.4)	(131.3)	183.0%
Loss from continuing operations	(75.0)	(362.1)	382.5%
Loss from discontinued operation, net of tax	(26.8)	-	(100.0%)
Loss for the year	(101.8)	(362.1)	255.6%
Loss attributable to controlling interest in the Company	(141.8)	(451.2)	218.2%
Net profit attributable to non-controlling interest	40.0	89.1	123.0%

Revenues

Our total revenues increased by 6.4%, or S/263.7 million, from S/4,141.4 million for 2021 to S/4,405.1 million for 2022. Revenues increased mainly due to: (1) higher oil prices, (2) an increase in the revenues of our Infrastructure segment due to an increase in Norvial’s traffic, increases in tariffs for both Norvial as well as Line 1, and higher maintenance execution in Survial and UNNA Transporte, and (3) an increase in Real Estate sales due to the sale of an industrial land in Almonte.

The following table sets forth a breakdown of our revenues by segment for 2021 and 2022.

	Year ended December 31,
	2021		2022		Variation
	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Infrastructure	867.9	21.0%	1,007.7	22.9%	16.1%
Energy	541.9	13.1%	633.8	14.4%	17.0%
Real Estate	239.4	5.8%	367.3	8.3%	53.4%
Engineering and Construction	2,754.0	66.5%	2,679.2	60.8%	(2.7)%
Corporate	67.2	1.6%	68.1	1.5%	1.3%
Eliminations	(329.0)	(7.9)%	(351.0)	(8.0)%	6.7%
Total	4,141.4	100%	4,405.1	100%	6.4%

Cost of Sales and Services

Our total cost of sales increased by 6.1%, or S/229.2 million, from S/3,728.2 million for 2021 to S/3,957.5 for 2022. This increase is mainly due to higher execution of projects in the E&C segment and higher execution of investment for the drilling of wells in the Energy business unit.

Gross Profit

Our gross profit increased by 8.4%, or S/34.5 million, from S/413.1 million for 2021 to S/447.6 for 2022. Our gross margin (i.e., gross profit as a percentage of revenues) for 2022 was 10.2%, compared to 10.0% for 2021.

The following table sets forth a breakdown of our gross profit by segment for 2021 and 2022.

	Year ended December 31,
	2021		2022		Variation
	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Infrastructure	165.3	40.0%	229.8	51.3%	39.0%
Energy	110.1	26.6%	118.9	26.6%	8.0%
Real Estate	42.0	10.2%	151.8	34.1%	261.2%
Engineering and Construction	139.0	33.7%	(23.3)	(5.2)%	(116.8)%
Corporate	3.4	0.8%	11.7	2.6%	244.1%
Eliminations	(46.7)	(11.3)%	(41.3)	(9.3%)	(11.6)%
Total	413.2	100%	447.6	100%	8.4%

Administrative Expenses

Our administrative expenses decreased by 9.5%, or S/17.0 million, from S/179.6 million for 2021 to S/162.6 for 2022. This decrease was mainly due to various reorganization processes carried out during 2021. As a percentage of revenues, our administrative expenses decreased to 3.7% in 2022, from 4.3% in 2021.

Other Income and Expenses, Net

Our other expenses increased S/293.3 million, from an income of S/2.7 million to an expense of S/290.6 million in 2022.

Other operating expenses in 2022 included a provision related to the Final Collaboration and Benefits Agreement between the company, the Attorney General’s Office and the Public Prosecutor’s Office entered into on September 15, 2022. In accordance with accounting standards, in previous quarters this provision had been recorded at a discounted value. This provision is recorded in line with the signing of the Final Collaboration and Benefits Agreement. Furthermore, the total amount of the provision is recorded by the company, amounting to S/324.5 million recorded in AENZA and partially offset by the reversal of the provision in Cumbra (S/41.7 million) and UNNA Transporte (S/24.5 million).

Additionally, other income and expenses recorded a provision in 2022 related to the Chavimochic project for S/14.5 million for the impairment of the investment and the net effect in Cumbra and AENZA for the sale of Cumbra’s 43.32% participation in Viva to the company. The sale of Cumbra’s participation in Viva is intended to strengthen our investment in Viva and was valued at a market price of US$45.4 million (S/173.3 million).

Operating Profit (Loss)

Our operating profit decreased by 102.4%, or S/234.6 million, from an operating profit of S/229.0 million for 2021 to an operating loss of S/5.6 million for 2022. Our operating margin (i.e., operating profit as a percentage of revenues) was (0.1)% for 2022, compared to 5.5 % for 2021. The decrease in operating margin is primarily a result of the increase in Other income (expenses) explained above. The following table sets forth a breakdown of our operating profit by segment for 2021 and 2022.

	Year ended December 31,
	2021		2022		Variation
	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Infrastructure	136.1	59.4%	227.4	NA	67.1%
Energy	91.1	39.8%	105.6	NA	15.9%
Real Estate	28.5	12.4%	130.9	NA	359.9%
Engineering and Construction	54.2	23.7%	(71.0)	NA	(230.9)%
Corporate	(83.6)	(35.6)%	(356.2)	NA	326.1%
Eliminations	2.8	1.2%	(42.2)	NA	NA %
Total	229.1	100%	(5.6)	100%	102.4%

The following discussion analyzes our key results of operations on a segment basis. For further information on our business segments, see Note 7 to our audited annual consolidated financial statements included in this annual report.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2021	2022	Variation
	(in millions of S/)%
Revenues	867.9	1,007.7	16.1%
Gross profit	165.3	229.8	39.0%
Operating profit	136.1	227.4	67.1%

Revenues. The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2021	2022	Variation
	(in millions of S/)%
Toll Roads	256.8	325.4	26.7%
Mass Transit	348.9	388.8	11.4%
Operation and Maintenance of Infrastructure Assets	258.6	289.1	11.8%
Water Treatment	3.7	4.4	20.9%
Total	867.9	1,007.7	16.1%

Our Infrastructure revenues increased 16.1%, or S/139.8 million, from S/867.9 million for 2021 to S/1,007.7 million for 2022. The variation in our Infrastructure revenues principally reflected the following:

●	Toll Roads: a 26.7%, or S/68.6 million, increase in revenues, from S/256.8 million for 2021 to S/325.4 million for 2022, primarily due to higher traffic and tariffs in Norvial and due to higher maintenance execution in Survial and UNNA Transporte

●	Mass Transit: a 11.4%, or S/39.9 million, increase in revenues, from S/348.9 million for 2021 to S/388.8 million for 2022, primarily due to a higher tariff in Line 1 of the Lima Metro.

●	Operation and Maintenance of Infrastructure Assets: a 11.8%, or S/30.5 million, increase in revenues, from S/258.6 million for 2021 to S/289.1 million for 2022, due to higher maintenance works during 2022;

●	Water Treatment: a 20.9%, or S/0.8 million, increase in revenues, from S/3.7 for 2021 to S/4.4 for 2022, primarily due to higher maintenance.

Gross Profit. The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business.

	Year ended December 31,
	2021	2022	Variation
	(in millions of S/)%
Toll Roads	72.3	88.3	22.1%
Mass Transit	82.0	119.7	46.0%
Operation and Maintenance of Infrastructure Assets	9.7	17.1	77.4%
Water Treatment	1.3	4.6	251.3%
Total	165.3	229.8	39.0%

Our Infrastructure gross profit increased 39.0%, or S/64.5 million, from S/165.3 million for 2021 to S/229.8 in 2022. Our Infrastructure gross margin was 19.0% for 2021 and 22.8% for 2022. The variation in our Infrastructure gross profit principally reflected the following:

●	Toll Roads: a 22.1%, or S/16.0 million, increase in gross profit, from S/72.3 million for 2021 to S/88.3 million for 2022. Our toll roads gross margin remained flat in 27.1% for 2021 and 2022;

●	Mass Transit: a 46.0%, or S/37.7 million, increase in gross profit, from S/82.0 million for 2021 to S/119.7 for 2022, primarily due to due to the increase in tariff in the Line 1 of the Lima Metro;

●	Operation and Maintenance of Infrastructure Assets: a 77.4%, or S/7.5 million, increase in gross profit, from S/9.7 million for 2021 to S/17.1 million for 2022, due to more maintenance works. Our operation and maintenance of infrastructure assets gross margin was 3.7% for 2021, compared to 5.9% for 2022; and

●	Water Treatment: a 251.3%, or S/3.3 million, increase in gross profit for 2022, from S/1.3 million for 2021 to a S/4.6 million for 2022, due to higher maintenance. Our water treatment gross margin was 36.2% for 2021, compared to 105.3% for 2022.

Operating Profit. The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business.

	Year ended December 31,
	2021	2022	Variation
	(in millions of S/)%
Toll Roads	65.0	78.3	20.5%
Mass Transit	69.3	105.9	52.9%
Operation and Maintenance of Infrastructure Assets	1.0	39.5	4,055.0%
Water Treatment	0.9	3.7	321.6%
Total	136.1	227.4	67.1%

Our Infrastructure operating profit increased 65.5%, or S/89.1 million, from S/136.1 million for 2021 to S/225.2 million for 2022. Our Infrastructure operating margin was 22.4% for 2022, compared to 15.7% for 2021:

●	Toll Roads: a 20.5%, or S/13.3 million, increase in operating profit, from S/65.0 million for 2021 to S/78.3 million for 2022, primarily due to higher toll collection and more works execution. Our toll roads operating margin was 24.1% for 2021, compared to 25.3% for 2021;

●	Mass Transit: a 52.9%, or S/36.6 million, increase in operating profit, from an operating profit of S/69.3 million for 2021 to an operating profit of S/105.9 million for 2022, primarily due to higher tariffs. Our mass transit operating margin for 2021 was 19.9%, compared to 27.2% in 2022;

●	Operation and Maintenance of Infrastructure Assets: a 4,055.0% or S/38.6 million increase in operating profit, from a S/1.0 million profit for 2021 to an S/39.5 million profit for 2022, primarily due to higher maintenance works in connection mainly with Survial. Our Operation and Maintenance of Infrastructure Assets operating margin was 0.4 % for 2021, compared to 13.7% for 2022; and

●	Water Treatment: a 321.6%, or S/2.8 million, increase in operating profit, from a S/0.9 million profit for 2021 to an S/3.7 million profit for 2022, primarily due to an increase in revenues. Our water treatment operating margin for 2021 was 24.0% for 2021, compared to 83.8% for 2022.

Energy

The table below sets forth selected financial information related to our Energy segment.

	Year ended December 31,
	2021	2022	Variation
	(in millions of S/)%
Revenues	541.9	633.8	17.0%
Gross profit	110.1	118.9	8.0%
Operating profit	91.1	105.6	15.9%

Our Energy segment revenues increased from S/541.9 for 2021 to S/633.8 for 2022, primarily due to (i) an increase in the price of oil from US$68.73 in 2021 to US$93.04 in 2022. Additionally, gas processing levels in our gas processing plant were slightly higher (30.41MMcf per day in 2021 versus 31.70 MMcf per day in 2022), and the prices of CNG increased from US$69.30 in 2021 to US$78.60 in 2022.

Our Energy gross profit increased 8.0%, or S/8.9 million, from S/110.1 million for 2021 to S/118.9 in 2022. Our Energy gross margin was 20.3% for 2021 and 18.8% for 2022. The variation in our Energy gross profit principally reflected the increase in the price of oil.

Our Energy operating profit increased 15.9%, or S/14.5 million, from S/91.1 million for 2021 to S/105.6 million for 2022. The increase is mainly explained by the increase in the price of oil and the increase in the tariffs of the Storage and Distribution business, partially offset by higher royalties. Our energy operating margin was 16.7% for 2022, compared to 16.8% for 2021.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment.

	Year ended December 31,
	2021	2022	Variation
	(in millions of S/)%
Revenues	239.4	367.3	53.4%
Gross profit	42.0	151.8	261.2%
Operating profit	28.5	130.9	359.9%

Revenues. Our Real Estate revenues increased 53.4%, or S/127.9 million, from S/139.4 million for 2021 to S/367.3 million for 2022. The comparative increase in sales in 2022 was primarily due to the sale of an industrial lot in Almonte, partially offset by lower activity in the Parques del Mar and Piura projects.

Gross Profit. Our Real Estate gross profit increased 261.2%, or S/109.8 million, from S/42.0 million for 2021 to S/151.8 million for 2022, mainly as a result of the sale of industrial lots in Almonte. The sale of industrial lots has a substantially higher margin than housing units, and during 2021 no land was sold in Almonte due to the pandemic.

Operating Profit. Our Real Estate operating profit increased 359.9%, or S/102.4 million, from S/28.5 million for 2021 to S/130.9 million for 2022, primarily due to higher activity and lower general expenses.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment.

	Year ended December 31,
	2021	2022	Variation
	(in millions of S/)%
Revenues	2,754.0	2,679.2	(2.7)%
Gross profit (loss)	139.0	(23.3)	(116.8)%
Operating profit (loss)	54.2	(71.0)	(230.9)%

Revenues. Our E&C revenues decreased 2.7%, or S/74.8 million, from S/2,754.0 million for 2021 to S/2,679.2 for 2022. This is explained by lower production volume of projects under execution.

The following tables set forth percentages of our E&C revenues by business activities, types of contracts and end-markets:

	Year ended December 31,
	2021	2022
	%	%
Engineering services	5.2	4.1
Electromechanic construction	69.1	63.4
Civil construction	23.6	31.2
Building construction activities	1.6	0.1
Other services	0.5	1.2
Total	100.0	100.0

	Year ended December 31,
	2021	2022
	%	%
Cost + fee	0.6	1.3
Unit price	77.1	86.6
Lump sum	3.0	5.5
EPC contracts	19.4	6.7
Total	100.0	100.0

	Year ended December 31,
	2021	2022
	%	%
Mining	57.3	58.4
Real estate buildings	1.0	0.1
Power	0.4	0.4
Oil and gas	18.4	9.4
Infrastructure	13.7	23.6
Water and sewage	0.1	-
Other end markets	9.1	8.2
Total	100.0	100.0

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit (loss). Our E&C gross profit (loss) decreased 116.8%, or S/(162.3) million, from S/139.0 million for 2021 to S/(23.3) for 2022. This decrease was primarily due to extraordinary costs in relation to past projects: i) a S/113.0 (US$29.6) million loss resulting from an agreement between Cumbra and Tecnicas Reunidas de Talara S.A.C. (“TRT”) in relation to a refinery modernization project (the “Talara Refinery Modernization Project”) and ii) a provision of S/38.1 million related to the court’s decision rejecting the claim for partial annulment of the arbitration ruling filed by Cumbra against Escuela de Gerencia Seguridad y Medio Ambiente Sociedad Anonima Cerrada (“EGEMSA”) regarding the Machupicchu Hydroelectric Power Plant project in April 2009.

Other income (expenses). Other income (expenses) increased in our E&C segment, from S/ 40.3 million in income for 2021 to S/79.1 in income for 2022. See Note 27 to our audited annual consolidated financial statements included in this annual report.

Operating Profit (loss). Our E&C operating profit decreased S/18.6 million, from a S/ 54.2 million profit for 2021 to a S/71.0 million loss for 2022. Our E&C operating margin was 2.0% for 2021, compared to (2.7)% for 2022.

Financial (Expense) Income, Net

Our net Financial expenses decreased 11.6%, or S/29.8 million, from net Financial expensess of S/257.0 million in 2021 to net Financial expenses of S/227.0 million in 2022. In 2022, financial expenses include the interest payments related to the Convertible Bond and the Bridge Loan. Also, it includes an adjustment of the present value of the account receivable related to the Gasoducto Sur Peruano project (S/63.3 million). This is compensated in 2021 by the exchange rate difference. The dollar depreciated compared to the sol from 3.998 in 2021 to 3.820 in 2022. Considering the net position of assets and liabilities in dollars, this generates a negative impact on the exchange rate difference.

Income Tax Expense

Our Income tax expense increased S/84.9 million, from S/46.4 million for 2021 to S/131.3 million for 2022. The Corporation’s income tax differs from the theoretical amount that would result from applying the Corporation entities’ weighted average income tax rate applicable to consolidated pre-tax income. The theoretical tax disclosed results from applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Corporation is domiciled. In this regard, companies domiciled in Peru, Chile, and Colombia applied in 2022 income tax rates of 29.5%, 27%, and 35% respectively, compared to 29.5%, 27%, and 31% in 2021, respectively. Red Vial 5 S.A., Línea 1, Concesionaria Via Expresa Sur S.A., and Unna Energia (Blocks III and IV) have legal stability agreements signed with the Peruvian Government in force during the term of the associated concessions. Therefore, the consolidated theoretical amount is obtained from weighing the profits or losses before income tax and the applicable income tax rate. See Note 28 to our audited annual consolidated financial statements included in this annual report.

Loss (Profit)

Our loss on the year increased S/260.2 million, from a S/101.8 million loss for 2021 to a S/362.1 loss for 2022. Net profit attributable to controlling interests decreased S/309.4 million, while (Loss) profit attributable to non-controlling interest increased S/49.1 million. For the year ended 2021, we recorded a provision of S/20.0 million for the impairment of the investment in Adexus. For the year ended 2022, net loss attributable to controlling interests increased primarily due to the provision related to the Final Collaboration and Benefits Agreement. In accordance with accounting standards, in previous quarters it had been recorded at discounted value. This provision is recorded in line with the signing of the Final Collaboration and Benefits Agreement on September 15, 2022. Additionally, the decrease is explained by extraordinary costs in relation to past projects in the E&C segment: the loss of S/113.0 resulting from an agreement between Cumbra and TRT in relation to the Talara Refinery Modernization Project and the provision of S/38.1 million related to the court’s decision rejecting the claim for partial annulment of the arbitration ruling filed by Cumbra against EGEMSA regarding the Machupicchu Hydroelectric Power Plant project in April 2009.

Comparison of Results of Operations of 2020 and 2021

For information regarding the results of operations for the years ended December 31, 2020 and December 31, 2021, See “Item 5. Results of Operation–Comparison of Results of Operations of 2020 and 2021” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021.

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

We have faced, and continue to face, significant liquidity constraints as a result of the impacts of the corruptions investigations of our company and the COVID-19 pandemic. As of December 31, 2022, our cash and cash equivalents totaled S/917.6 million (US$240.2 million), of which S/72.0 (US$19.1 million) constitutes reserved funds, which funds are held in trusts for purposes of our infrastructure projects. As of March 31, 2023, our cash and cash equivalents totaled approximately S/825.6 million (US$219.3 million). For more information, see Note 9 to our audited annual consolidated financial statements included in this annual report.

In December 2018, our company issued and sold a total of 69,380,402 common shares to certain of our company’s existing shareholders that exercised preemptive rights in accordance with Peruvian law and a private placement. Additionally, on April 2, 2019, our company issued and sold 142,483,633 common shares pursuant to a private placement, of which: (i) 55,291,877 shares were paid in full and (ii) 87,191,786 shares were paid 50% at the time, with the remaining 50% paid subsequently on July 1, 2019. In total, our company issued and sold 211,864,065 common shares, with the proceeds amounting to US$130 million being used to reduce debt, to pay our vendors and for working capital of one of our company’s subsidiaries.

On August 13, 2021, AENZA issued Convertible Bonds in a total principal amount of US$89.9 million. The Convertible Bonds mature in February 2024, bear interest at a rate of 8%, and are payable quarterly. Pursuant to the terms and conditions of the Convertible Bonds, they may be converted into shares as of the sixth month from the date of issuance. In accordance with the terms and conditions of the Convertible Bonds, holders of Convertible Bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022, we issued 37,801,073 new common shares. Additionally, holders of Convertible Bonds in a principal amount equivalent to US$79 million exercised their conversion rights and, on March 31, 2022, we issued an additional 287,261,051 new common shares. After these conversions, the Convertible Bonds were fully cancelled.

On March 17, 2022, the company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, and will be secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a trust over the shares of Viva Negocio Inmobiliario S.A. (second lien), and a pledge on our shares in Unna Energía (first lien). On April 5, 2022, the loan was disbursed and we used the proceeds to repay certain of our financial and other obligations. We are currently evaluating different debt restructuring plans to refinance the bridge loan.

On September 15, 2022, we signed the Final Collaboration and Benefits Agreement (Acuerdo de Colaboración Eficaz y Beneficios) with Peruvian prosecutorial authorities, by which we acknowledged that certain former directors and former senior managers have used the company to commit wrongdoings and, as a result, we have agreed to indemnify the Peruvian government for the resulting damages. The validity of the Final Collaboration and Benefits Agreement remains subject to judicial approval and the terms and conditions are subject to confidentiality provisions. Under the Final Collaboration and Benefits Agreement, we have agreed to pay a civil penalty of S/333,326,423.6 and US$40,724,531.00 over 12 years, subject to a statutory interest rate in Peruvian and foreign currency.

The company may face liquidity constraints if the company is required to pay other civil or criminal penalties, or any additional settlement amounts, arising from future investigations or civil lawsuits facing the company, depending on the timing of those required payments.

Cash Flows

The table below sets forth certain components of our cash flows for 2020, 2021 and 2022.

	Year ended December 31,
	2020	2021	2022
	(in millions of S/)
Net cash provided by (used in) operating activities	226.0	194.5	33.7
Net cash provided by (used in) investing activities	(64.7)	(88.2)	(198.2)
Net cash provided by (used in) financing activities	(225.6)	(50.4)	126.5
Net increase (net decrease) in cash	(64.3)	55.9	(38.0)

Cash Flow from Operating Activities

Net cash flow provided by operating activities in 2022 was lower than in 2021, primarily as a result of an increase in supplier advances for the Intipunku project of S/22 million, the increase in restricted funds in banks as collateral for clients in the Talara project of S/44 million, and the increase in guarantee withholdings in Cumbra (S/ 57 million from Sumimoto and S/23 million from Natixis).Cash Flow from Investing Activities

Net cash flow used in investing activities in 2022 was higher than in 2021, principally as a result of UNNA Energia investing S/145.0 million in wells development.

Cash Flow from Financing Activities

Net cash flow used in financing activities in 2022 was higher than in 2021. In 2022, a bridge loan of US$120 million, equivalent to S/464 million, was obtained, which was mainly to reduce the financial debt with Banco Santander by US$20.2 million, syndicated debt by US$7.9 million, payment to partners for the acquisition of non-controlling interests, as well as dividends.

Indebtedness

As of December 31, 2022, we had a total outstanding indebtedness of S/1,690.7 million (US$442.6 million) as set forth in the table below.

		Debt Amount				Total in	Total in	Weighted average	Range of Maturity Dates
Segment	Type	(in millions of US$)	(in millions of S/)	(in millions of CLP)(1)	(in millions of COP)	millions of S/	millions of US$	interest rate	Minimum	Maximum
Infrastructure	Leasing	-	-	-	-	-	-	-	-	-
	Long term loan	-	848.6	-	-	848.6	222.2	7.5%	25/01/2027	25/11/2039
	Promissory Note	-	-	-	-	-	-	-	-	-
Energy	Leasing	-	-	-	-	-	-	-	-	-
	Long term loan	-	-	-	-	-	-	-	-	-
	Promissory Note	33.0	-	-	-	126.1	33.0	6.8%	26/11/2026	31/12/2027
E&C	Leasing	0.2	-	1,000.6	-	5.2	1.4	10.6	05/03/2023	05/03/2025
	Promissory Note	5.6	-	208.9	13,441.2	32.9	8.6	11.4%	11/01/2023	11/12/2027
Real Estate	Leasing	-	-	-	-	0.1	-	9.0%	02/01/2023	02/01/2023
	Promissory Note	0.4	49.8	-	-	51.3	13.4	11.6%	05/01/2023	31/12/2024
Corporate	Long term loan	164.0	-	-	-	626.5	164.0	6.8%	05/10/2023	31/01/2028
Total		203.2	898.4	1,209.5	13,441.2	1,690.7	442.6

(1)	Includes debt held by Vial y Vives—DSD that is denominated in Chilean pesos.

As of March 31, 2023, S/55.3 million (US$14.5 million) of our total indebtedness indicated in the table above has matured or been prepaid, of which S/19.8 million (US$5.2 million) was repaid and S/38.4 million (US$10.1 million) was renewed by extending the maturities.

The following table sets forth our contractual obligations with payment terms as of December 31, 2022.

Payments Due By Period (in millions of S/)
	Less than 1 year	1-2 years	3-5 years	More than 5 Years	Total
Indebtedness(1)	637,648	141,633	396,244	514,361	1,689,886
Capitalized Lease Obligations(1)	13,714	33,219	12,875	112	59,920
Interest(2)	109,142	122,033	242,295	193,439	666,909
Total(3)	760,504	296,885	651,414	707,912	2,416,715

(1)	Includes principal only of our indebtedness and capitalized lease obligations, other than interest payable on the corporate bonds of Norvial and Línea 1.

(2)	Includes the effect of our interest swap agreements described in “—Derivative Financial Instruments.”

(3)	Excludes building leases, which are not material.

Set forth below is a description of our material outstanding indebtedness as of December 31, 2022.

Leasing. As of December 31, 2022, we were party to numerous leasing agreements with several financial institutions which in the aggregate amounted to approximately S/5.3 (US$1.4 million). We entered into such agreements primarily for the purpose of leasing the equipment and other assets necessary to run our operations.

Norvial Corporate Bonds. In July 2015, Norvial established its first corporate bond program on the Lima Stock Exchange, for a total amount of S/365 million (US$106.9 million). The first tranche under this program was issued for an amount of S/80 million, due 2020 with an annual interest rate of 6.75%. The second tranche was issued for an amount of S/285 million, due 2027 with an annual interest rate of 8.375%, structured in three disbursements. In July 2015 we received the first disbursement for S/105 million, in January 2016 we received the second disbursement for S/100 million and in July 2016 we received the third disbursement of S/80 million. These bonds are secured by: (i) certain cash flows; (ii) a mortgage on the Norvial concession; (iii) a lien over Norvial shares; (iv) the assignment of Norvial’s rights over a performance bond provided by Cumbra and JJC Contratistas Generales S.A.; and (v) any additional guarantees granted in favor of other secured creditors. The proceeds of these bonds were used to pay S/85 million of debt outstanding under a short-term loan agreement with Banco de Crédito del Peru (BCP) for a total S/150 million, and the remaining balance was used to finance the construction of the second stage of Ancon – Huacho Pativilca highway and the value added tax linked to the implementation of the project expenses. As of December 31, 2022, Norvial had S/218.7 million (US$57.2 million) outstanding under these bonds.

Linea 1 Senior Secured Notes. On February 2015, Línea 1 issued a total of S/629 million (US$184.3 million) Series A Senior Secured VAC-Indexed Notes due 2039, with an annual interest rate of 4.75% plus adjustments for inflation. The bonds are secured by (i) a mortgage on the Lima Metro concession, (ii) a lien on Línea 1 shares, (iii) certain collection rights, (iv) certain cash flows, and (v) liens on certain accounts. The proceeds from the issuance were used to repay a short term loan provide by Banco de Crédito del Peru-BCP for S/400 million, funding of the reserve accounts, payment of the issuance expenses, and for the partial repayment of a subordinated loan provided by certain shareholders of Línea 1 to Línea 1. According to the indenture, in order to make any payment of a subordinated loan or distribute any dividends, our Debt Service Coverage Ratio (as defined therein) should be at least 1.2x. Under the indenture Línea 1 has to fund the debt service reserve account on a quarterly basis with the equivalent of the amounts due in the next two succeeding interest payment dates. Moreover, the operation and maintenance reserve account must be funded annually with an amount equal to twenty-five percent (25%) of operation and maintenance costs of the corresponding current annual budget. As of December 31, 2022, Línea 1 had S/630.0 million (US$164.9 million) outstanding under these notes.

BCP Loan. In December 2015, our subsidiary UNNA Energía and Oiltanking Peru S.A.C. subscribed in equal parts to a medium term loan credit agreement for up to US$100 million with Banco de Crédito del Peru, comprised of (i) a medium term tranche for up to US$70 million (for additional investments) with an annual interest rate of 6.04% and a term of five years, and (ii) a medium term tranche for up to US$30 million (for committed investments) with an annual interest rate of 6.32% and a term of eight years. The tranches of the loan mature in 2024 and 2027, respectively. The proceeds of this loan are to finance Terminales del Peru’s obligations in the operation contracts that it maintains with PetroPeru in regards to the Central Terminal (corresponding to the Callao Port), and North Terminals (corresponding to the Etén, Salaverry, Chimbote and Supe Ports). On November 15, 2019, UNNA Energía and Oiltanking Peru S.A.C. entered into an additional medium term loan for up to US$46 million with Banco de Crédito del Peru. As of December 31, 2022, UNNA Energía had US$33.0 million (S/126.1 million) outstanding under these loans.

Financial Stability Framework Agreement.

In July 2017, the Company and its subsidiaries (Cumbra, Construyendo País S.A., Vial y Vives - DSD and Concesionaria Vía Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial institutions: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., Banco BBVA Perú S.A., Banco de Crédito del Perú S.A., Citibank del Perú S.A. and Citibank N.A. The objectives of the Financial Stability Framework Agreement were: to guarantee Cumbra a syndicated revolving line of credit for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; to guarantee lines of credit for the issuance of performance bonds and to commit to maintain the existing letters of credit issued to Cumbra’s requirements.

At December 31, 2021, the Company was in compliance with the obligations and covenants established in the Financial Stability Framework Agreement.

On March 29, 2022, S/28.2 million and US$0.3 million corresponding to the total balance of the direct debt of the Financial Stability Framework Agreement (US$ 7.4 million, equivalent to S/29.5 million, as of December 31, 2021) were paid, and the line of credit for the issuance of letters of guarantee remains in place.

CS Peru Infrastructure Loan. On July 31, 2019, the company entered into a medium-term loan credit agreement for US$35 million (equivalent to S/112.9 million) with CS Peru Infrastructure Holdings LLC, the proceeds of which were used as working capital for the company and its subsidiaries, Cumbra and Adexus. The term of the loan is three years, with quarterly installments of principal beginning on the 18th month. The loan accrues interest at the following rates per annum: (i) for the period from and including the July 31, 2019 to but excluding the date that is six months after the closing date, 9.10%; (ii) for the period from and including the date that is six months after the closing date to but excluding the date that is one year after the closing date, 9.35%; (iii) for the period from and including the date that is one year after the closing date to but excluding the date that is 30 months after the closing date, 9.60%; and (iv) for the period from and including the date that is 30 months after the closing date to the third anniversary of the loan, 10.10%. On February 28, 2020, the company and the initial lender signed an amendment, waiver and consent in respect of this event of default, in consideration for a prepayment by the company of US$10 million, together with accrued interest and a make-whole premium. The outstanding principal amount was repaid with the proceeds of the convertible bonds in August 2021.

Santander Loan. On December 30, 2020, Técnicas Reunidas enforced two letters of credit in the aggregate amount of US$23.7 million, which letters of credit had been issued by Santander on behalf of our subsidiary Cumbra as security pursuant to a construction contract. As a result, Cumbra subscribed to a short-term loan with Banco Santander in the aggregate principal amount of US$23.7 million. The loan accrues interest at an annual rate of Libor +8.0%. The term of the loan was originally 30 days and was extended until March 31, 2021. We subsequently extended the maturity of the loan until it was paid in full in April 2022 with the proceeds of the bridge loan.

Bridge Loan. On March 17, 2022, the company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, and will be secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a trust over the shares of Viva Negocio Inmobiliario S.A. (second lien), and a pledge on our shares in Unna Energía S.A. (first lien). On April 5, 2022, the loan was disbursed and we used the proceeds to repay certain of our financial and other obligations.

Derivative Financial Instruments

The company does not currently have any derivative financial instruments outstanding. For additional information about our derivative financial instruments and borrowings, see Notes 2F, 17 and 18 to our audited annual consolidated financial statements included in this annual report.

Capital Expenditures

The table below provides our total capital expenditures incurred in 2020, 2021 and 2022.

		2020		2021		2022
		(in millions of S/)	(in millions of US$)	(in millions of S/)	(in millions of US$)	(in millions of S/)	(in millions of US$)
Infrastructure	Capital expenditure	37.4	10.3	57.1	14.3	55.0	14.4
	Total Infrastructure	37.4	10.3	57.1	14.3	55.0	14.4
Energy	Capital expenditure	60.0	16.6	54.8	13.7	208.9	54.7
	Total Energy	60.0	16.6	54.8	13.7	208.9	54.7
Real Estate	Capital expenditure	-	-	-	-	-	-
	Total Real Estate	-	-	-	-	-	-
E&C	Capital expenditure	10.9	3.0	13.0	3.2	11.2	2.9
	Total E&C	10.9	3.0	13.0	3.2	11.2	2.9
Corporate	Capital expenditure	-	-	1.7	0.4	-	-
	Total Corporate	-	-	1.7	0.4	-	-
TOTAL		108.3	29.9	126.6	31.7	275.1	72.0

Capital expenditures for our Infrastructure segment of approximately S/37.4 million (US$10.3 million), S/57.1 million (US$14.3 million) and S/55.0 million (US$14.4 million) in 2020, 2021 and 2022, respectively, correspond to periodic maintenance and the construction of the second stage of our Norvial toll road concession and investments in the Lima Metro. In 2020 and 2021, capital expenditures for our Infrastructure segment included certain investments in the Lima Metro project. In 2022, capital expenditures for our Infrastructure segment included certain investments in the Lima Metro project.

Capital expenditures for our Energy business of approximately S/60.0 million (US$16.1 million), S/54.8 million (US$13.7 million) and S/208.9 million (US$54.7 million) in 2020, 2021 and 2022, respectively, correspond to oil development drilling activities as well as improvements for our gas processing plant.

Capital expenditures for our E&C segment of approximately S/10.9 million (US$3.0 million), S/13.0 million (US$3.2 million) and S/-113.7 million (US$-29.8 million), in 2020, 2021 and 2022, respectively, which amounts primarily correspond to the purchase and sale of equipment and machinery. (Capital investments in the E&C segment also included minor repositions of equipment and machinery).

For our Real Estate segment there were no capital expenditures or divestitures in 2020, 2021 and 2022.

We have budgeted S/464.9 million (US$119.2 million) in capital expenditures for 2023. Our current plan for our Infrastructure segment contemplates capital expenditures in 2023 of approximately S/75.8 million (US$19.4 million), principally for investments in activities for Line 1 of the Lima Metro. Our current plan for our Energy business contemplates capital expenditures in 2023 of approximately S/187.7 million (US$48.1 million), principally for investments in oil drilling. Our current plan for our E&C segment contemplates capital expenditures in 2023 of approximately S/11.0 million (US$2.8 million), mainly to replace of equipment and machinery. Our current plan for our Real Estate segment contemplates capital expenditures in 2023 of approximately S/115.4 million (US$29.6 million), principally for land purchases. Our current plan for our corporate segment contemplates no expenditures or divestitures in 2023.

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

Overview of the Peruvian Economy

The following table sets forth the main economic indicators of the Peruvian economy from 2018 to 2022:

	2018	2019	2020	2021	2022
Nominal GDP (US$ billions)	226.9	232.4	205.6	225.9	244.8
Nominal GDP / capita (US$)	7,187.6	7,234.3	6,300.3	6,837.0	7,328.7
Real GDP growth rates (% based on local currency GDP)	4.0%	2.2%	(11.0)%	13.6%	2.7%
Private consumption growth rate	3.8%	3.2%	(9.9)%	12.4%	3.6%
Private investment growth rate	4.1%	4.5%	(16.5)%	37.4%	(0.5)%
Foreign direct investment growth rate	(20.8)%	(18.9)%	(84.6)%	919.0%	42.2%
Public expenditure (consumption and investment) growth rate	0.4%	2.2%	7.8%	10.6%	(3.4)%
Total private and public fixed investment growth rate(1)	4.4%	3.3%	(16.2)%	35.0%	0.9%
Exports growth rate	2.2%	1.1%	(19.6)%	13.7%	5.4%
Imports growth rate	2.4%	1.0%	(15.8)%	18.4%	4.0%
Inflation (measured by change in CPI)	2.2%	1.9%	2.0%	6.4%	8.5%
Average exchange rate (S//US$)	3.29	3.34	3.50	3.90	3.9
End of period exchange rate (S//US$)	3.38	3.32	3.62	4.00	3.82
Central Bank interest rate (end of period)	2.8%	2.3%	0.3%	2.5%	7.5
Population (million)(1)	31.6	32.1	32.6	33.0	33.4
Unemployment rate(1)	6.1%	6.1%	13.8%	7.8%	7.1%
Total public debt (US$ billions)	56.5	62.2	68.8	78.8	83.5
Public debt/nominal GDP (%)	24.9%	26.7%	33.5%	34.9%	34.1%
Net reserves (US$ billions)	60.1	68.3	74.7	78.5	71.9
Net reserves/nominal GDP (%)	26.5%	29.4%	36.3%	34.8%	29.4%
Fiscal surplus (deficit)/ nominal GDP (%)	(2.3%)	(1.6%)	(8.9)%	(2.5%)	(1.6)%

Source: Peruvian Central Bank, SBS, Ministry of Economy and Finance, National Statistical Institute of Peru (INEI), IMF.

(1)	2022 projected by IMF.

The following table sets forth real gross domestic product by expenditure for the years indicated.

GDP by Expenditure (% of GDP unless otherwise stated)	2018	2019	2020	2021	2022
Government consumption	11.4	11.5	13.8	12.9	12.5
Private consumption	64.5	65.5	64.7	62.1	64.9
Total fixed investment	22.2	22.5	21.1	25.2	25.4
Public sector	4.7	4.6	4.3	4.7	5.1
Private sector	17.5	18.0	16.8	20.5	20.3
Change in inventories(1)	0.1	(0.7)	(1.3)	(3.5)	(3.3)
Exports of goods and services	24.0	24.0	24.4	32.4	27.1
Imports of goods and services	22.4	21.6	20.4	27.2	26.1
Net exports	1.7	2.5	4.0	5.2	0.4
GDP (in billions of US$)	226.9	232.4	205.6	225.9	224.8

Source: Peruvian Central Bank

(1)	Defined as the difference between the volume at the end of the period and the volume at the beginning of the period; valued at the average price over the period.

Key Industry Sectors Relating to Our Business in Peru

Construction and Infrastructure

The Peruvian construction industry’s nominal GDP is estimated to be US$10.1 billion and accounted for 4.1% of the country’s nominal GDP in 2022, according to the Peruvian Central Bank. The following table illustrates, from 2018 to 2022, the average real growth rate in both private investment and construction in Peru vis-à-vis the average real GDP growth rate.

Growth of Real Private Investment GDP and Real Construction Sector GDP vs. Real GDP

Source: Peruvian Central Bank.

Mining

Peru is a poly-metallic resources producer and exports several metals including silver, copper, zinc, gold and lead, among others. Peru is also a major contributor to global metal reserves. According to the U.S. Geological Survey of 2023, as of January 2023, Peru held 17.8% of global silver reserves, 8.1% of global zinc reserves, 9.1% of global copper reserves and 5.6% of global gold reserves. According to the Peruvian Central Bank, mining exports reached approximately US$37.7 billion and represented 57.3% of total Peruvian exports in 2022.

As of March 2023, the Peruvian Ministry of Energy and Mines estimates 47 mining projects at various stages of development involving an estimated investment of US$53.715 billion.

Mining Investment Projects by Level of Development

	Number of Projects	US$ billion
Under construction	5	2,226
Detailed Engineering	4	4,739
Feasibility	13	13,757
Pre-feasibility	25	33,002
Total	47	53,715

Source: Peruvian Ministry of Energy and Mines.

Oil and Gas

According to the Peruvian Ministry of Energy and Mines, during 2022, local production of petroleum was approximately 40.5 Mbbl per day, 5.6% more than 2021. The Peruvian Ministry of Energy and Mines reported that oil and gas proved reserves as of December 31, 2021 were 2,214.3 MMBOE. The oil and gas proved reserves as of December 31, 2022 have not yet been published. The Peruvian government’s reserves methodology may differ materially from the one mandated by the SEC.

Hydrocarbons Proved Reserves and Production Evolution in Peru (in MMboe)

Source: Peruvian Ministry of Energy and Mines

Our Other Markets: Chile and Colombia

Chile

Overview of the Chilean Economy

Our activities in Chile span across the E&C and power services sectors. The following table sets forth the main economic indicators of the Chilean economy for the period from 2018 to 2022.

Values in nominal US$ billion unless otherwise stated	2018	2019	2020	2021	2022
Nominal GDP	295.9	278.7	252.9	317.0	301.0
Nominal GDP / capita (US$)	15,787.3	14,600.8	13,029.3	16,099.0	15,202.7
Real GDP growth rate (%)	4.0%	1.1%	(5.8)%	12.0%	2.4%
Inflation (%, measured by change in CPI)	2.6%	3.0%	3.0%	7.2%	12.8%
Total private and public fixed investment	68.2	68.4	58.2	76.0	74.7
Average exchange rate (CLP/US$)	640.3	702.6	792.2	759.1	872.3
End of period exchange rate (CLP/US$)	682.0	770.4	734.7	849.1	875.7
Population (million)(1)	18.8	19.1	19.5	19.7	19.8
Unemployment rate	7.1%	7.1%	10.3%	7.2%	7.9%
Public Debt / nominal GDP (%)(2)	25.8%	28.3%	32.5%	36.3%	39.1%
Net reserves / nominal GDP (%)	13.5%	14.6%	15.5%	16.2%	13.0%
Fiscal surplus (deficit) / nominal GDP (%)	(1.5)%	(2.7)%	(7.1)%	(7.5)%	1.4%

Source: Chilean Central Bank, Chilean Government Budget Office, IMF, Global Insight

(1)	2021 and 2022 projected by the IMF

(2)	2022 data presented as of September 30, 2022.

Colombia

Overview of the Colombian Economy

Our current activities in Colombia involve technical services provided primarily to the power services sector. The following table sets forth the main economic indicators of the Colombian economy for the period from 2018 to 2022.

Values in nominal US$ billion unless otherwise stated	2018	2019	2020	2021	2022
Nominal GDP	334.1	323.1	270.4	314.5	344.0
Nominal GDP / capita (US$)	6,923.5	6,540.7	5,368.2	6,160.8	6,665.5
Real GDP growth rate (%)	2.6%	3.2%	(7.0)%	10.7%	7.5%
Inflation (%, measured by change in CPI)	3.2%	3.8%	1.6%	5.6%	13.1%
Total private and public fixed investment	64.6	67.4	58.7	59.7	75.1
Average exchange rate (COP/US$)	2,956.4	3,281.4	3,693.3	3,744.2	4,256.2
End of period exchange rate (COP/US$)	3,249.8	3,277.1	3,432.5	3,981.2	4,810.2
Population (million)(1)	48.3	49.4	50.4	51.0	51.6
Unemployment rate(1)	10.0%	9.9%	13.9%	11.1%	9.5%
Public Debt / nominal GDP (%)	21.8%	22.9%	33.2%	32.6%	29.3%
Net reserves / nominal GDP (%)	14.5%	16.4%	21.8%	18.6%	20.7%
Fiscal surplus (deficit) / nominal GDP (%)	(2.6)%	(2.4)%	(7.6)%	(7.3)%	(0.7)%

Source:	Colombian National Department of Administration of Statistics (DANE), Colombian Central Bank, Colombian Treasury Department, IMF, Global Insight

(1)	2022 projected by the IMF.

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

Name	Position	Year of Birth	Year of First Appointment
Juan Vicente Revilla Vergara	Chairman of the Board	1961	2021
Gustavo Nickel Buffara De Freitas	Vice Chairman of the Board	1983	2021
Esteban Viton Ramirez	Director	1952	2019
Gema Esteban Garrido	Director	1971	2021
Julio Dittborn Chadwick	Director **	1982	2022
Pablo Kühlenthal Becker	Director	1980	2021
Antonio Carlos Valente Da Silva	Director (Independent)*	1952	2020
Carlos Rojas Perla	Director (Independent)*	1971	2020
Santiago Hernando Perez	Director (Independent)*	1963	2020

*	Independent under the Exchange Act independence standards.

**	On March 31, 2022, our Board of Directors appointed Mr. Julio Dittborn Chadwick to replace Mr. Nicolas Bañados Lyon, who resigned from his position as Director for personal reasons.

The following sets forth selected biographical information for each of the members of our Board of Directors. The business address of each of our current directors is Av. Petit Thouars 4957, Miraflores, Lima 34, Peru.

Juan Vicente Revilla Vergara. Mr. Revilla was appointed as a director of the company in September of 2021. He holds a degree as an economist from the Universidad del Pacífico (Peru). He has been a Managing Director and Head of Investments for Southern Europe at IG4 Capital since June 2020 and Founding Partner and CEO of High Trend International, LLC. Before that, he was CEO of Telefonica International Wholesale Services, General Director of Resources for Telefonica Brazil, Global Manager of Shared Services for the Telefónica Group, CEO of Latin American Operations for the Telefónica Group, Chief Technology Officer for Latin America for the Telefónica Group, CEO of Telefónica del Peru, Chief Procurement Officer of the Telefónica Group and CFO of Telesp.

Gustavo Nickel Buffara De Freitas. Mr. Buffara was appointed as a director of the company in September of 2021. He holds a degree of Bachelor of Public Administration from the Fundacao Getulio Vargas Sao Paolo School of Business Administration and MBA from the International Institute for Management Development in Lausanne, Switzerland. He has been the Chief Financial Officer and co-Founder of IG4 Capital since 2016 and before that he was Senior Director and Managing Director of RK Partners, Deputy Director of GP Investments, Senior Consultant of Bain & Company and Manager of Economic Regulation and Regulation of Telefónica.

Esteban Viton Ramirez. Mr. Viton was appointed as a director of the company in May 2019. He holds degrees as an economist engineer from the Universidad Nacional de Ingeniería (Peru), a Master’s degree from ESAN Graduate School of Business (Peru), a MsM from the Arthur D Little School of Management (now Hult International Business School), has completed the advanced management program at Harvard University and has completed studies at PAD, INSEAD and others. He is the general manager and director of Pacific Energy and has been a manager of Quimpac and other local companies, as well as other companies in the region. He has been a director of Kallpa and Cerro del Águila.

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

Julio Dittborn Chadwick. Mr. Dittborn was appointed as director of the company in March 2022. He is a Commercial Engineer from the Pontificia Universidad Catolica de Chile and MBA from The Wharton Business School of the University of Pennsylvania. He is Managing Director of the Private Equity team of Inversiones Megeve, family office of the Solari Donnagio family. Mr. Dittborn is also a director and leads several companies in Latin America, particularly in the real estate, forestry and energy sectors.

Pablo Kühlenthal Becker. Mr. Kühlenthal was appointed as a director of the company in August 2021. He holds a degree in Industrial Engineer in Logistics and Transportation from the Pontificia Universidad Católica de Chile and MBA from the International Institute for Management Development in Lausanne, Switzerland. He is a partner and founder of the Santiago de Chile office of IG4 Capital and has been responsible since 2019 for investments in Latin America outside of Brazil for said fund. Before that, Mr. Kühlenthal has held management positions in international financial advisory firms and as a director in companies with presence in various Latin American countries.

Antonio Carlos Valente Da Silva. Mr. Valente was appointed as a director of the company in December of 2020. He is an engineer from the Pontificia Universidade Católica do Rio de Janeiro with a post-graduate degree in management from the same institution. He served as CEO and Chairman of the Board of Directors of Telefonica Brazil and Telefonica del Peru. He has been a member of the Board of Directors of the National Telecommunications Agency in Brazil. He is currently a director of Padtec Holding, Dom Rock and Cinnecta.

Carlos Rojas Perla. Mr. Rojas was appointed as a director of the company in December of 2020. He holds a bachelor’s degree in business administration from the Universidad del Pacífico with specialization courses at Harvard University and the Instituto Tecnológico y Estudios Superiores de Monterrey. He was a founding partner of Capia and director of Enel Generación Peru S.A.A, and is currently the CEO of Capia SAFI. He was Chief Investment Officer and director of Compass Group SAFI between 2006 and 2011 and designed and managed Peru Special Investment Funds, the first Peruvian equity hedge fund.

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

Name	Position	Year of Birth	Year of Appointment	Year of First Employment at the Company
Andre Mastrobuono	Chief Executive Officer	1961	2021	2021
Dennis Fernandez Armas	VP of People, Corporate Affairs and Shared Services	1962	2021	2021
Zoila Horna Zegarra	Corporate Legal VP	1975	2022	2022
Diego Cisneros Salas	Corporate Risk Officer	1966	2022	2018
Fernando Rodrigo Barron	VP of Business Development and Corporate Finance	1984	2022	2022
Javier Macedo Chang	Corporate Internal Audit Officer	1977	2022	2022
Oscar Pando Mendoza	VP of Corporate Control and Planning	1973	2022	2016
Silvana Perez Yalan	Corporate Compliance Officer	1977	2021	2019
Manuel Wu Rocha	VP of Infrastructure	1977	2021	2001
Reynaldo Llosa Martinto	VP of UNNA Energía	1960	2014	2014
Javier Vaca Terron	VP of Cumbra	1970	2018	2018
Rolando Ponce Vergara	VP of Viva	1963	2008	1993

Mr. Dennis Gray Febres resigned as Chief Financial Officer of the company for personal reasons, effective May 31, 2022. As of June 1, 2022, the finance function has been restructured into The Vice Presidency of Corporate Planning and Control, which will be led by Oscar Pando Mendoza and the Vice Presidency of Corporate Finance, which will be led by Fernando Rodrigo Barron (following the resignation of Fredy Chalco Aguilar). Mr. Pando assumed the Financial Management of our E&C segment in 2019 and since then has served as the company’s Corporate Planning and Control Officer, reporting to the Corporate Finance Management. Mr. Chalco previously served as Corporate Finance Officer, a position he assumed in 2018, reporting to the Corporate Finance Management.

Mr. Daniel Urbina Perez resigned as Chief Legal Officer of the company for personal reasons, effective October 1, 2022. Ms. Zoila Horna Zegarra was appointed as Corporate Legal Vice President, effective December 1, 2022.

Mr. Chalco resigned as Vice President of Corporate Finance of the company for personal reasons, effective March 31, 2023. Mr. Fernando Rodrigo Barron was appointed in his place, effective March 31, 2023.

The following sets forth selected biographical information for each of our executive officers:

Andre Mastrobuono. Mr. Mastrobuono joined the company in 2021 as our Chief Executive Officer. Previously, he was a Managing Director, Head of the IG4 Operations Team and a member of the Investment Committee of IG4 Capital Private Equity Fund II. Prior to joining IG4, he was the CEO of Urbplan (2014-2017), he served as the CEO of San Antonio International (2010-2013), and in 2009 he was the CEO of Santelisa Vale. Prior to that, he served as CEO of Parmalat Brasil (2008-2009). Prior to this, Andre served as CEO of Telemig Celular (2006-2008) and as General Director at Vivo (2002-2006). Andre was also an Associate Principal at McKinsey & Company (1996-2002). He has served as a member of the Board of Directors of several companies, including Aegea Saneamento (2014-2018), Urbplan SA (2013-2017), LDC-SEV Bio ENERGIA SA - Biosev (2009-2010), and at ACEL - Associação da Empresas de Telefonia Celular (2007-2008), as Chairman of the Board. Andre holds an MBA from the University of Chicago Booth School of Business and a Bachelor’s degree in Engineering from the University of São Paulo.

Dennis Fernandez Armas. Mr. Fernandez joined the company in 2021 as VP of People, Corporate Affairs and Shared Services. Previously, he served at Telefónica del Peru as Vice President of Corporations, Companies and Businesses between July 2018 and May 2021, Vice President of Strategy, Regulation and Wholesale Business and Digital Transformation between January 2014 and July 2018, Vice President of Network Operations and Wholesale Business between April 2010 and December 2013, Vice President of Customer Services between August 2005 and April 2010 and Vice President of Human Resources between April 1999 and September 2005. Prior to his career at Telefónica del Peru, he worked at Banco de Credito del Peru and AFP Union. Mr. Fernandez has been President of the Peruvian Association of Human Resources (APERHU), as well as a member on two occasions of the Consultative Commission of the Ministry of Labor and Director of the Spanish Chamber in Peru. He is a lawyer by profession, with a post-graduate degree in administration from the ESAN University and a master’s degree in Business Administration from the PAD of the University of Piura, where he is a professor and has taken management specialization courses at IESE, INSEAD, Harvard and Columbia.

Zoila Horna Zegarra. Ms. Horna joined the company in 2022 as Corporate Legal Vice President. Previously, she worked at Luz del Sur S.A.A. as Legal Vice President between January 2018 and November 2022. She also worked in consulting firms and law firms in Peru, including Payet, Rey Cauvi & Abogados. She graduated with a law degree from the Pontificia Universidad Católica del Perú and has an LLM from the London School of Economics and Political Science and a postgraduate degree in Electricity, Gas and Energy Law from Universidad Peruana de Ciencas Aplicadas– UPC.

Diego Cisneros Salas. Mr. Cisneros joined the company in October 2018 and previously held the positions of Risk and Monitoring Officer. He is currently the Corporate Risk Officer. He is an economist with more than 25 years of professional experience in Risk Management, Capital Markets, Banking and Microfinance. He graduated from the Faculty of Social Sciences, with a major in Economics at the Pontificia Universidad Católica del Peru and did his postgraduate studies in Economics and Finance at the Faculty of Political Economy of the University of Geneva - Switzerland. He has been Deputy Superintendent of Banking and Microfinance of the Superintendence of Banking, Insurance and Pension Funds in Peru between 2008 and 2012. Previously he was the Deputy Superintendent of Risks between 2004 and 2008, for the same Superintendency. Subsequently, he worked as a specialist in financial markets with the International Monetary Fund. He has worked for several companies in the financial system in senior executive positions. He has also been a member of several Boards of Directors in the private financial sector as well as in the state. He is a recurring lecturer on risk management issues and a university professor in the areas of Risk Management and Portfolio Management.

Fernando Rodrigo Barron. Mr. Rodrigo joined the company in 2022 as Vice President of Business Development and as of March 31, 2023, he also assumed the role of Vice President of Corporate Finance. Before that, he was a Principal at IG4 Capital and Head of IG4’s Lima office, having joined IG4 as a Senior Associate in 2018. Prior to joining IG4, Fernando worked at Ambev from 2016 to 2018, most recently as Head of Cash Flow & Capex for Latin America North (Brazil & the Caribbean). Previously, he worked in private equity, first as an Associate at Enfoca, a leading Peruvian investment firm, from 2013 to 2014, and then as a Senior Associate at Arlon Group, a firm focused on mid-market investments in the food & agriculture sector, from 2015 to 2016. Prior to this, he worked as an investment banker in the United States, first as an Analyst at Credit Suisse from 2007 to 2009 and then as an Associate at Pan American Finance from 2010 to 2011. He began his career as an Analyst on the International Equities Sales Trading desk at Goldman Sachs in New York City in 2006. He holds a bachelor’s degree in government from Harvard College and an MBA from the Kellogg School of Management.

Javier Macedo Chang. Mr. Macedo joined the company in February 2022 as Corporate Internal Audit Officer. He has 21-years of experience in internal auditing, internal control, risk management, fraud investigations, financial and operational consulting, and corporate compliance. He has worked for EY providing advisory services to several multinational companies related to construction, real estate, oil & gas, mining, and construction sectors, in North, Central and South American countries and Spain. He has also worked at Barrick Gold Corporation as Regional Capital Projects Audit Manager and at Savia and Cosapi groups leading their internal audit functions. Mr. Macedo currently holds the following certifications from the Institute of Internal Auditors (USA): Certified Internal Auditor (CIA) and the Certification in Control Self-Assessment (CCSA). He holds a bachelor’s degree in Accounting from Universidad del Pacifico (Peru), post-graduate diplomas in Mining Management from Universidad ESAN (Peru) and in Corporate Governance and Compliance from Universidad del Pacifico (Peru), and he also holds an Executive MBA from Politecnico Di Milano (Italy).

Oscar Pando Mendoza. Mr. Pando joined the company in May 2016 and initially as General Manager of our infrastructure subsidiary Unna Transporte S.A.C. (formerly “Concar S.A.C.”) until 2019. From 2019 to 2021, he served as Regional CFO for our Engineering & Construction business unit. Mr. Pando currently serves as Vice President of Corporate Control & Planning. Prior to joining the company, Mr. Pando served in different functional positions in different countries in Latin America and the United States, such as Regional Manager of Corporate Affairs, CFO, Financial Planning Manager at Philip Morris International, General Manager in different industries such as Services, Fishery and Consumer Goods, and Bankruptcy Administrator for Doe Run Peru, one of the major restructuring/liquidation cases in Peru. He holds a degree in Business Administration from the Universidad de Lima and an MBA degree from Georgetown University. Mr. Pando is also member of the Board of Directors in several of our subsidiaries, including Cumbra Peru S.A., Vial & Vives – DSD S.A., Unna Energia S.A. and Viva Negocio Inmobiliario S.A.

Silvana Perez Yalan. Ms. Perez joined AENZA in 2019 and has served as our Chief Compliance Officer since October 31, 2021. She is responsible for our company’s Corporate Compliance Program. Before that, Ms. Perez served as Compliance Program, Ethics, and Training Manager, from September 2019 in AENZA. She has more than 20 years of experience in corporate governance, legal, contracts, ethics, and implementing risk and compliance programs at leading multinational companies. Prior to joining the group, she also served as the Chief Corporate Compliance Officer and General Counsel for Komatsu Mitsui from 2013 to 2019, and Legal Counsel of Telefonica group from 2003 to 2013. She holds a degree in Law from Pontificia Universidad Catolica del Peru, an LLM (Master of Laws) from The University of Cambridge (United Kingdom) and a postgraduate degree in Organizational Leadership from Saïd Business School at The University of Oxford (United Kingdom). She has attained specialist qualifications from The United Nations System Staff College (UNSSC), International Anti-Corruption Academy (IACA), AENOR (Madrid) and Universidad del Pacífico (Peru) in Compliance, Anticorruption, Internal Control, Public Contracts Management, Infrastructure, and Public Services Regulation. She has taught as a university professor in Corporate, Regulatory and Contractual Law on both postgraduate and undergraduate degree courses at the most prestigious Law Schools in Peru. She has also been recognized by the world’s leading legal directory, The Legal 500, in their General Counsel Powerlist for Peru in 2018.

Manuel Wu Rocha. Mr. Wu is a civil engineer from the Pontificia Universidad Católica del Peru and holds a Master’s degree in business administration from the Universidad de Piura (Peru). He joined the company in 2001 and acted as chief technical officer for the oil and gas, electricity, infrastructure and sanitation areas of Cumbra from 2003 until 2007. He became manager of purchasing and logistics for Cumbra in 2007, and general manager of the consortium Lima Actividades Comerciales comprised of Cumbra and Aguas de Barcelona from 2009 until 2011. Since 2011, he has worked as chief executive officer of Línea 1 S.A. Mr. Wu is currently Chief Executive Officer of Highway Concessions.

Reynaldo Llosa Martinto. Mr. Llosa joined the company in 2014 and has served as the chief executive officer of UNNA Energía since February 2014. He holds a degree in mechanical engineering from the University of Houston, as well as an MBA from the Universidad de Piura (Peru). He has completed several technical and executive programs, including certificate programs at Rice University and the Kellogg School of Management. He served as the chief executive officer of BPZ Energy from 2010 to 2013. Prior to that, he had worked in Schlumberger for 25 years, the last 15 of which he spent in management positions..

Javier Vaca Terron. Mr. Vaca graduated as a Civil Engineer, Channels and Ports from the Universidad Politécnica de Madrid in 1996. He joined the Spanish company, Ferrovial Agroman, participating in the study of international works and directing the execution of projects in Madrid. In 2004, he completed an Executive MBA at IESE and joined Grupo Assignia as Director of International Production at the construction company, developing his work mainly in Latin America. In 2007, he was assigned new responsibilities within the Assignia group, as CEO of another group company, Eductrade, dedicated to foreign trade in the field of Health and Education. In 2014, he returned to the construction industry, this time directing the Business Development and Studies, Hiring and Institutional Relations Areas of the Spanish FCC. In 2016, he joined the OHL company as Southern Cone Zone Director, based in Santiago, Chile. In February 2018, he joined AENZA as Regional Manager of the E&C segment and now serves as Chief Executive Officer of Cumbra.

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

Executive Commission

The Executive Commission is currently comprised by our Chief Executive Officer (CEO), our Vice President of People, Public Affairs and Shared Services, our Vice President of Corporate Finance and Business Development, our Vice President of Corporate Control and Planning, our Corporate Legal Vice President and the Business Segments Vice Presidents for each of the four segments. The Executive Commission evaluates, at the management level, among other matters, our strategic plan, annual budget and annual investment plan.

Kinship

None.

B. Compensation

Compensation of Directors and Executive Officers

Director compensation must be approved by a majority of shareholders at our annual shareholders’ meeting.

In 2022, total compensation paid to our Board of Directors amounted to S/1.67 million, including compensation paid to directors that serve on our subsidiaries’ Board of Directors. In 2022, total compensation paid to our executive officers amounted to S/20.36 million.

We also paid health insurance to three former senior managers of the company, approved by the talent committee. This health insurance policy is reviewed quarterly by our committees. Under Peruvian law, unless we dismiss someone for justified cause, we are required to pay the dismissed employee (but not directors) 1.5x annual salary for every year with our company for a period not to exceed eight years. We are not required to make such payments in the event of voluntary termination. Although we have no ongoing obligation to do so, in the past we have provided, and in the future, we may provide, such benefits to our executive officers upon their retirement. We have not set aside or reserved any amounts to provide for pension, retirement, or other similar benefits.

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

The variable component of compensation is paid to senior managers and other employees for meeting specific goals, and is related both to our financial results and specific objectives by subsidiary. Variable compensation is typically paid as an annual incentive.

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

Audit and Compliance Committee

Our Audit and Compliance Committee is comprised of the directors Mr. Carlos Rojas Perla (chairman of the committee), Mr. Santiago Hernando Perez, Mr. Antonio Carlos Valente Da Silva and Mr. Juan Vicente Revilla Vergara (observer member). Mr. Carlos Rojas Perla, Mr. Santiago Hernando Perez and Mr. Antonio Carlos Valente Da Silva fulfill the independence standards set forth in Rule 10A 3 of the U.S. Exchange Act and applicable NYSE rules. Mr. Carlos Rojas Perla qualifies as an “audit committee financial expert” in accordance with NYSE standards and applicable SEC rules. Mr. Juan Vicente Revilla Vergara has non-voting observer status, as described in Item 16D.

These directors have extensive business and economic experience. Our Audit and Compliance Committee oversees our corporate accounting and financial reporting process. The Audit and Compliance Committee is responsible for:

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

Environment, Social and Corporate Governance

Our Environment, Social and Corporate Governance Committee is comprised of three directors, one of which is independent under NYSE independence standards. The current members of the committee are Mrs. Gema Estaban Garrido (chairwoman of the committee), Mr. Pablo Ignacio Kühlenthal Becker and Mr. Antonio Carlos Valente. The Environment, Social and Corporate Governance Committee is responsible for:

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

The Vice President of Public Affairs, Human Resources, Shared Services and Information Technology reports to this committee. Our Board of Directors has adopted a written charter for our Environment, Social and Corporate Governance Committee that is included in the Charter of the Board of Directors, which is available on our website at www.aenza.com.pe.

Talent Committee

Our Talent Committee is comprised of three directors, one of which is independent in accordance with NYSE independence standards. The current members of the committee are Mr. Juan Vicente Revilla Vergara (Chairman), Mr. Santiago Hernando Perez and Mr. Esteban Viton Ramirez. The Talent Committee is responsible for:

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

Finance, Risk and Investment Committee

Our Finance, Risk and Investment Committee is comprised of three directors. The current members of the committee are Mr. Pablo Ignacio Kühlenthal Becker (Chairman), Mr. Gustavo Nickel Buffara de Freitas and Mr. Julio Dittborn Chadwick.

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

D. Employees

We have developed an extensive and talented team, including more than 1,500 engineers, which gives us the capability and scale to undertake large and complex projects. We also have access to a network of approximately 43,000 manual laborers throughout Peru that can supplement our workforce when required by our projects. Moreover, we have the flexibility to engage our own workers on projects outside Peru, avoiding the need to seek new employees in other countries.

As of December 31, 2022, we had a total of 13,261 full-time employees, including approximately 7,169 manual laborers, a number that fluctuates depending on our project backlog. At such date, we also worked with 1,406 employees of subcontractors. Occasionally, we employ subcontractors for particular aspects of our projects, such as carpenters, specialists in elevator installation and specialists in glassworks. We are not dependent upon any particular subcontractor or group of subcontractors. As of December 31, 2022, 24.3% of our employees worked outside Peru. The following table sets forth a breakdown of our employees by category as of December 31, 2022.

Salaried Employees	Infrastructure	Energy	E&C	Real Estate	Corporate (3)	TOTAL
Engineers	204	131	1,058	76	37	1,506
Other Professionals	201	42	535	87	126	991
Technical specialists	457	12	1,261	26	35	1,791
Manual Laborers(1)	1,502	62	5375	230	0	7,169
Joint operation employees(2)	100	163	1,541	0	0	1,804
Subtotal	2,464	410	9,770	419	198	13,261
Subcontracted employees	0	0	926	453	27	1,406
Total	2,464	410	10,696	872	225	14,667

(1)	The number of manual laborers, who form part of our network of approximately 43,000 manual laborers, varies in relation to the number and size of projects we have in process at any particular time.

(2)	Includes engineers, professionals, technical specialists and manual laborers employed by our joint operations.

(3)	Includes parent company and our subsidiary Qualys S.A.

The following chart sets forth the changes of our total employees as of December 31, 2020, 2021 and 2022.

Total Employees

Our talent development system has allowed us to develop a team of professionals with the ability to design and implement sophisticated projects. Our talent management process broadly focuses on attracting, developing and training employees.

We have implemented programs to attract young and qualified candidates. Our “Impulse Trainee” program offers various types of internships and training opportunities for engineering students and recent graduates, rewarding the most successful candidates with the opportunity to work as permanent, full-time employees. Our focus is not only to attract talented people but also to retain them.

Through the Academy, we offer continuous training and development opportunities through various courses and training programs aimed at each level. We believe that the knowledge our employees gain through these programs is reflected in the way they work and engage with our customers, adding value at every step. During 2022, we invested in continuous education, reaching approximately 10 hours of training with an average investment of US$260 for each employee. We place significant emphasis on instilling our core corporate values of quality, professionalism, reliability and efficiency on our employees, and on promoting safety, environmental sustainability and social responsibility throughout the entire organization. Our Code of Conduct and Charter of Ethics regulate the conduct of our employees while promoting the foregoing values. In addition, our employees participate in ethics seminars on a periodic basis.

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

The results obtained during 2022 reflect an improvement due to the reduction in the frequency of accidents, achieving an accident incidence rate of 0.17 accidents per 200,000 hours worked, a significant reduction compared to the previous year.

Our safety management process has been strengthened, achieving significant advances to ensure the operation as a whole.

Our occupational health and safety management system is certified by the ISO 45001 standard. We also have ISO 14001 certifications regarding environmental management.

We are aware that correct support strengthens management as a whole, for that reason we offered our own personnel and contractors more than 1,137,579 hours of training on Safety, Occupational Health and Environment issues.

We have offered our own personnel and contractors more than 1,137,579 hours of training on Safety, Occupational Health and Environmental issues. Share Ownership.

As of December 31, 2022, persons who are currently members of our Board of Directors and our executive officers did not hold our common shares.

Our directors and executive officers do not have different voting rights.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2022, our issued and outstanding share capital was comprised of 1,196,979,979 common shares. The following table sets forth the beneficial ownership of our common shares as of December 31, 2022, based on information provided to us by CAVALI S.A. ICLV, the Peruvian clearing house (“CAVALI”) and The Bank of New York Mellon, as depositary for the holders of ADS, except as set forth below.

Shareholder	Number of shares	Percentage owned
IG4 Capital Infrastructure Investments LP(1)	219,138,382	18.31%
AFP PRIMA S.A. (Grupo Crédito)	143,222,423	11.97%
AFP INTEGRA S.A. (Sura Group)	120,405,185	10.06%
AFP PROFUTURO S.A.	138,997,401	11.61%
Fratelli Investment Limited	110,996,399	9.27%
AFP HABITAT	98,083,875	9.19%
Pacifico Corp S.A.C	103,499,728	8.65%
GH Holding Group(2)	61,349,148	5.13%
La Fiduciaria – FID IG4(1)	53,647,119	4.48%
The Bank of New York Mellon, as depositary for the holders of ADS(3)	33,777,910	2.82%
Other Shareholders	113,862,409	9.51%
Total	1,196,979,979	100.00%

(1)	On June 15, 2021, IG4 Capital Infrastructure Investments LP (“IG4”) announced a tender offer for a total of 107,198,601 common shares equivalent to 12.29% of our outstanding shares. On August 10, 2021, IG4 purchased a significant shareholding participation amounting to 23.90% of the total outstanding shares, of which 12.29% was purchased within the tender offer and additional common shares equivalent to 11.61% of our total outstanding shares were acquired in transactions outside of the tender offer. Furthermore, on August 12, 2021, certain shareholders of AENZA signed a trust agreement with IG4, as trustee, and La Fiduciaria S.A., as fiduciary, whereby IG4 acquired the voting rights of AENZA’s common shares representing approximately 8.97% of the total outstanding shares for a period of eight years, which could be automatically renewed for an additional period of eight years. As of December 31, 2022, IG4 Capital Infrastructure Investments LP control common shares representing a total of 30.05% of our capital stock, which includes (i) 18.31% of our capital stock held directly, (ii) voting rights to the 5.13% and 4.48% of our capital stock held by GH Holding Group and La Fiduciaria – FID IG4, respectively, and (iii) voting rights to an additional 2.14% of our capital stock pursuant to syndicated agreements between IG4 and certain other shareholders.

(2)	Voting rights transferred to IG4 as part of the agreement mentioned in note (1) above.

(3)	Excluding AFP PRIMA S.A. and AFP PROFUTURO S.A. beneficial ownership of our common shares as of December 31, 2022.

As of December 31, 2021, 14 record holders of our common shares were located in the United States (including Bank of New York Mellon, as depositary for the holders of ADS), according to CAVALI.

The following table sets forth the changes in beneficial ownership of our common shares from December 31, 2020, to December 31, 2022, based on information provided to us by CAVALI and The Bank of New York Mellon, as depositary for the holders of ADSs.

	As of December 31, 2020		As of December 31, 2021		As of December 31, 2022
	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned
IG4 Capital Infrastructure Investments LP(1)	0	0	107,198,601	12.29	219,138,382	18.31
AFP PRIMA S.A.	61,902,445	7.10	90,772,445	10.41	143,222,423	11.97
AFP INTEGRA S.A.	68,357,336	7.84	63,290,664	7.26	120,405,185	10.06
AFP PROFUTURO S.A.	38,751,338	4.44	67,087,463	7.69	138,997,401	11.61
FRATELLI INVESTMENTS LIMITED	86,633,390	9.94	86,633,390	9.94	110,996,399	9.27
AFP HABITAT S.A.	65,795,596	7.55	93,878,296	10.77	98,083,875	8.19
PACIFICO CORP S.A.C	87,191,786	10.00	76,217,749	8.74	103,499,728	8.65
GH Holding Group(2)	117,538,203	13.48	61,349,148	7.04	61,349,148	5.13
La Fiduciaria – FID IG4(1)	0	0	53,647,119	6.15	53,647,119	4.48
The Bank of New York Mellon, as depositary for the holders of ADS(3)	62,943,030	7.22	60,962,175	6.99	33,777,910	2.82

(1)	On June 15, 2021, IG4 Capital Infrastructure Investments LP (“IG4”) announced a tender offer for a total of 107,198,601 common shares equivalent to 12.29% of our outstanding shares. On August 10, 2021, IG4 purchased a significant shareholding participation amounting to 23.90% of the total outstanding shares, of which 12.29% was purchased within the tender offer and additional common shares equivalent to 11.61% of our total outstanding shares were acquired in transactions outside of the tender offer. Furthermore, on August 12, 2021, certain shareholders of AENZA signed a trust agreement with IG4, as trustee, and La Fiduciaria S.A., as fiduciary, whereby IG4 acquired the voting rights of AENZA’s common shares representing approximately 8.97% of the total outstanding shares for a period of eight years, which could be automatically renewed for an additional period of eight years. As of December 31, 2022, IG4 Capital Infrastructure Investments LP control common shares representing a total of 30.05% of our capital stock, which includes (i) 18.31% of our capital stock held directly, (ii) voting rights to the 5.13% and 4.48% of our capital stock held by GH Holding Group and La Fiduciaria – FID IG4, respectively, and (iii) voting rights to an additional 2.14% of our capital stock pursuant to syndicated agreements between IG4 and certain other shareholders.

(2)	Voting rights transferred to IG4 as part of the agreement mentioned in note (1) above.

(3)	Excluding AFP PRIMA S.A. and AFP PROFUTURO S.A. beneficial ownership of our common shares as of December 31, 2022.

Our major shareholders do not have different voting rights.

In December 2018, our company issued and sold a total of 69,380,402 common shares through a combination of preemptive rights to the company’s existing shareholders and a private placement. On April 2, 2019, our company issued and sold 142,483,633 common shares pursuant to a private placement.

On August 13, 2021, AENZA issued bonds convertible into common shares in a total principal amount of US$89.9 million. In accordance with the terms and conditions of the convertible bonds, holders of convertible bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022, we issued 37,801,073 new common shares. Additionally, holders of convertible bonds in a principal amount equivalent to US$79 million exercised their conversion rights and, on March 31, 2022, we issued an additional 287,261,051 new common shares. Therefore, our capital stock has increased from S/871,917,855 to S/1,196,979,979. After these conversions, the convertible bonds have been fully cancelled.

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

Related Party Transactions

We enter into certain related party transactions in the ordinary course of our business. No such transactions in effect during 2022 were material to our company or, to our knowledge, to any such related party, nor were any such transactions unusual in their nature or condition. See Note 11 to our audited annual consolidated financial statements included in this annual report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See Item 18 of this annual report on Form 20-F.

Legal and Administrative Proceedings

Our company, certain of our subsidiaries, and certain of our former directors and senior managers, have been charged in connection with criminal and civil investigations relating to certain of our projects in connection with our association with Odebrecht and in connection with our alleged participation in the alleged “construction club” during the period 2004 to 2016, as well as administrative proceedings initiated by INDECOPI related to these and other matters arising from conduct during the period from 2002 to 2016. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Key Developments.” These proceedings have led to significant changes in our corporate governance structure and the adoption of measures to address compliance matters. Below we describe the most material proceedings involving the company:

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

Additionally, Peruvian prosecutors have included José Graña Miró Quesada, the former Chairman of our company, in an investigation for the crime of collusion, and Hernando Graña Acuña, a former board member of our company and former chairman of our subsidiary Cumbra, for the crime of money laundering against the Peruvian government, each in connection with the IIRSA South (tranche II) project concession, in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña Miró Quesada and Hernando Graña Acuña, as well as Juan Manuel Lambarri, the former chief executive officer of our subsidiary Cumbra, have been charged in connection with Tranches 1 and 2 of the Lima Metro. On February 9, 2022, the Peruvian press reported that Peruvian prosecutorial authorities entered into plea agreements with José Graña Miró Quesada and Hernando Graña Acuña. On January 3, 2023, the plea agreement with José Graña Miró Quesada received judicial approval and on January 18, 2023, the plea agreement of Hernando Graña Acuña received judicial approval. These plea agreements are confidential under Peruvian law and we, therefore, do not know their content, however, they may include information related to wrongdoing or knowledge of improper behavior while José Graña Miró Quesada and Hernando Graña Acuña were at the company.

We understand that Peruvian prosecutors had initiated an investigation with respect to the Chavimochic project. Neither the company nor any of its affiliates or personnel were subject to investigation and therefore we have limited information. However, the Chavimochic investigation has subsequently been closed and archived without any further action.

For information on the Chavimochic project, see “Item 5 - Key Information”.

Criminal Investigations in Relation to the Construction Club

On July 11, 2017, INDECOPI initiated an investigation against several Peruvian construction companies (including Cumbra), about the existence of an alleged cartel called the Construction Club.

On February 11, 2020, the subsidiary Cumbra was notified by the TS of the Free Competition Defense Commission of INDECOPI with a resolution announcing a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of Public Works.

On November 17, 2021, the Commission imposed a fine of approximately S/67 million against Cumbra, which is currently being challenged and is pending resolution by the final administrative instance within the INDECOPI Court. As of December 31, 2022, Cumbra recorded an estimated provision amounting to S/52.4 million (as of December 31, 2021, a present value equivalent to S/52.6 million was recorded).The resulting contingency from these matters has been included in the settlement and cooperation agreement with Peruvian prosecutorial authorities.

Final Collaboration and Benefits Agreement (Acuerdo Preparatorio de Colaboración Eficaz y Beneficios)

On May 21, 2021, the Company entered into a Collaboration and Benefits Agreement with a special team of Peruvian prosecutors covering the investigations related to corruption offenses of officials and related personnel, in which the company Odebrecht and others would have incurred (the “Prosecutor’s Office”) and with the ad hoc Public Prosecutor’s Office for investigations and processes related to crimes related to corruption of officials, money laundering and related activities (the “Attorney General’s Office”) allegedly committed by the Odebrecht company and others.

On September 15, 2022, the Final Collaboration and Benefits Agreement was entered into between the Peruvian Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA accepted that they were utilized by certain former executives to commit illicit acts in a series of periods until 2016, and committed to pay a civil compensation to the Peruvian Government of approximately S/488.9 million (approximately S/333.3 million and US$ 40.7 million, respectively) calculated according to the formulae established by Law 30737.

According to the Final Collaboration and Benefits Agreement, payment shall be made within twelve years at a legal interest rate in soles and dollars (3% and 1% annual interest as of December 31, 2022, respectively). The Company also undertakes to establish a series of guarantees after the approval (by which the judge verifies that the Final Collaboration and Benefits Agreement is in accordance with the law) of the Final Collaboration and Benefits Agreement, composed of i) a trust agreement that includes shares issued by a subsidiary of the Company; ii) mortgage on a property owned by the Company; and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Final Collaboration and Benefits Agreement includes a restriction against AENZA and its subsidiaries, Cumbra and Unna Transporte, participating in public construction and road maintenance contracts for two years from the approval of the Final Collaboration and Benefits Agreement. The other member companies of the Corporation are not subject to any impediment or prohibition to contract with the Peruvian Government. As of December 31, 2022, the Company recognized in its financial statements the total liabilities associated with the Final Collaboration and Benefits Agreement as S/488.9 million.

As of December 31, 2022, and as of the reporting date of the consolidated financial statements, in the opinion of the Company’s Management and legal advisors, the civil compensation covers the total contingency to which the Company is exposed to as a result of the investigations. Nevertheless, the Final Collaboration and Benefits Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions.

Investigations and Administrative Process initiated by INDECOPI in relation to the Construction Club

On July 11, 2017, INDECOPI initiated an investigation against several Peruvian construction companies (including Cumbra), about the existence of an alleged cartel called the Construction Club.

On February 11, 2020, the subsidiary Cumbra was notified by the TS of the Free Competition Defense Commission of INDECOPI with a resolution announcing a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of Public Works.

On November 17, 2021, the Commission imposed a fine of approximately S/67 million against Cumbra, which is currently being challenged and is pending resolution by the final administrative instance within the INDECOPI Court. As of December 31, 2022, Cumbra recorded an estimated provision amounting to S/52.4 million (as of December 31, 2021, a present value equivalent to S/52.6 million was recorded).The resulting contingency from these matters has been included in the settlement and cooperation agreement with Peruvian prosecutorial authorities.

Investigations and Administrative Proceeding initiated by INDECOPI for Anti-Competitive Practices in the Labor Market in the Construction Sector

On February 7, 2022, Cumbra and UNNA Transporte were notified pursuant to INDECOPI Resolution 038-2021/DLC-INDECOPI dated December 28, 2021, that the antitrust authority initiated a sanctioning administrative procedure for the alleged execution of a horizontal collusive practice in the form of concerted distribution of suppliers in the labor market in the construction worker industry nationwide, during the period from 2011 to 2017.

On April 7, 2022, Cumbra and UNNA Transporte submitted a proposal for a cease and desist agreement for the early termination of the administrative sanctioning procedure, in which they (i) acknowledged the alleged conduct, (ii) committed to maintain during 2022, 2023 and 2024, a compliance program with free competition rules, and (iii) agreed to pay S/2.7 million in two installments (one after 60 days and the second after 12 months). Pursuant to Resolution No. 054-2022/CLC-INDECOPI dated August 19, 2022, the Commission for the Defense of Free Competition of INDECOPI approved the proposed cease and desist commitment and concluded the sanctioning procedure. As of December 31, 2022, the company estimated a provision amounting to S/1.4 million recognized as of December 31, 2022 (S/4.8 million as of December 31, 2021) related to this proceeding.

On May 9, 2023, our subsidiaries Cumbra and Unna Transporte were notified by INDECOPI, with Resolution 052-2023/CLC-INDECOPI, which formally concludes the administrative sanctioning procedure in first instance for the alleged horizontal collusive practice in the form of concerted distribution of suppliers in the market for hiring workers in the construction sector.

In this regard, by Resolution No. 054-2022/CLC-INDECOPI of August 19, 2022, the Commission for the Defense of Free Competition of INDECOPI approved the cessation of the proposed commitment. According to the established schedule, the Subsidiaries have paid the first installment corresponding to 50% of the amount of the compensation in November 2022 and the next installment, for the remaining 50%, will be paid no later than November 15, 2023; the amount thereof is duly provisioned in the financial statements. Likewise, the Subsidiaries are complying with their commitment to maintain a compliance program, with supervision of INDECOPI.

Complaint related to the Talara Refinery Project

As of December 31, 2022, Cumbra Peru S.A. had a lawsuit pending against TRT for approximately US$78 million as compensation for damages suffered as a result of various contractual breaches. In turn, TRT filed a counterclaim for approximately US$81 million alleging that Cumbra had breached the sub-contract entered into between the two companies. On December 28, 2020, TRT executed two letters of guarantee issued by Banco Santander, the first for US$16 million for Fidelity Performance and the second letter of guarantee for US$ 7.7 million for advance payment of work, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph. As of December 31, 2021, the balance of this concept at face value amounted to US$31.6 million, equivalent to S/125.8 million.

In December 2022, we reached an agreement with TRT, to put an end to the claims of both parties. As a result of this agreement, we impaired collection rights of US$29.6 million, equivalent to S/113 million (see Note 12-J.1 to our audited annual consolidated financial statements). Also, we were granted the right to receive payments for outstanding invoices in an amount of US$10.3 million before January 31, 2023. As of the date of this report, we have collected the full amount agreed.

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

Under Peruvian law, companies may distribute up to 100% of their profit (after payment of income tax expense) subject to a 10% legal reserve until the legal reserve equals 20% of the total value of their capital stock. According to Article 40 of the Peruvian Corporate Law, in order to distribute dividends, profits must be determined in accordance with the individual financial statements of our company. Under the terms of the agreement with the Prosecutor’s Office and with the Attorney General’s Office, we will be restricted to distribute dividends until the payment of 40% of the civil penalty is complete.

In any case, the resolution for the distribution of dividends must necessarily observe the restrictions and commitments contained in the financing agreements entered into by the Company, and in particular, in the Final Collaboration and Benefits Agreement entered into by AENZA S.A.A. with the Ad Hoc Public Prosecutor’s Office on September 15, 2022, according to which:

i)	Dividends may not be distributed until at least 40% of the civil reparation has been paid; and

ii)	Once the 40% threshold mentioned in the previous paragraph has been exceeded, for each sol or dollar destined to the payment of dividends, the Company must amortize in the same amount the payment of the civil reparation.

Payment of Dividends

Dividends are paid to holders of our common shares as of a record date determined by us. In order to allow for the settlement of securities, under the rules of the Peruvian Securities Commission, investors who purchase shares of a publicly held company three business days prior to a dividend payment date do not have the right to receive such dividend payment. Dividends on issued and outstanding common shares are distributed pro rata.

Certain of our debt or other contractual obligations may restrict our ability to pay dividends. For example, we will not be able to make any dividend payments until all outstanding amounts under the Financial Stability Framework Agreement are repaid. In addition, the indentures of the senior secured notes issued by Línea 1 and the corporate bonds issued by Norvial contain certain customary covenants, including restrictions on our and our subsidiaries’ ability to pay dividends if we are in default under the agreement, and the corporate bonds of Cumbra impose a limitation on Cumbra’s ability to distribute dividends to us. Our rights over our dividends in Unna Energía (formerly GMP S.A.), Red Vial 5 S.A. (formerly Norvial SA.) and Linea 1 (formerly GyM Ferrovías S.A.), have been assigned and transferred to a trust as collateral securing a bridge loan facility. The release of such dividends in our favor is conditioned on the fulfillment of certain covenants included in the trust agreement, including, among others, payment of debt service. “See Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Holders of common shares are not entitled to interest on accrued dividends. In addition, under Article 232 of the Peruvian Corporate Law, the right to collect accrued dividends declared by a publicly held company expires ten years from the original dividend payment date.

Previous Dividend Payments

No dividends were declared or paid from 2020-2022 for our common shares.

B. Significant Changes.

Except as disclosed in “Item 5. Operating and Financial Review and Prospects— Key Developments” and Note 36 to our audited annual consolidated financial statements included in this annual report, we have not experienced any significant changes since the date of our audited annual consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs

Our ADSs are listed on the NYSE under the symbol “AENZ.” On July 29, 2013, we completed our initial equity offering in the United States of 19,534,884 ADSs, representing 97,674,420 common shares. On March 31, 2023, the closing price on the NYSE was US$2.54 per ADS.

On November 2, 2020, the annual shareholders’ meeting of the company approved the change of the company’s name from Graña y Montero S.A.A. to AENZA S.A.A. effective November 12, 2020, our common shares and ADSs were tradeable on the Lima Stock Exchange and the NYSE, under the ticker symbols “AENZ” and “AENZAC1”, respectively.

On November 9, 2022, we announced our plan to change the ratio of our ADSs to our common shares (the “ADS Ratio”) from the current ADS Ratio of one (1) ADS to five (5) common shares, to a new ADS Ratio of one (1) ADS to fifteen (15) common shares (the “ADS Ratio Change”). On November 22, 2022, the ADS Ratio Change became effective.

For the company’s ADS holders, the ADS Ratio Change had the same effect as a one-for-three reverse share split. Effective as of November 22, 2022, ADS holders were required to surrender and exchange every three (3) existing ADSs then held for one (1) new ADS. The Bank of New York Mellon (the “Depositary”), as the depositary bank for the company’s ADSs program, arranged for the exchange of current ADSs for new ADSs. The company’s ADSs continue to be traded on the New York Stock Exchange under the ticker symbol “AENZ.”

No fractional new ADSs were issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs were aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) were distributed to the applicable ADS holders by the Depositary. The ADS Ratio Change had no impact on the company’s underlying common shares, and no common shares were issued or cancelled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, the company’s ADS trading price was expected to increase proportionally; however, there can be no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than three (3) times the ADS trading price before the change.

Our Common Shares

Our common shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbol “AENZAC1.” On March 31, 2023, the closing price on the Lima Stock Exchange was S/0.66 per common share. As of March 31, 2023, 14 record holders of our common shares were located in the United States, according to CAVALI.

B. Plan of Distribution

Not applicable.

C. Markets

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of December 31, 2022, there were 259 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation. In 2021, Lima Stock Exchange Group - Holding Company - was created. As of December 31, 2022, the Lima Stock Exchange Group had a share capital of S/162,092,340, divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights. As of December 31, 2022, the Lima Stock Exchange had a share capital of S/13,010,000, comprised of 13,010,000 common shares of par value S/1.00 each.

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

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	2018	2019	2020	2021	2022
Market capitalization (in millions of soles)(1)	481,081	537,389	599,918	593,664	541,275
Volume (in millions of soles)	20,975	18,154	20,942	22,677	14,179
Average daily trading volume (in millions of soles)	84	72	82	90	57

(1)	End-of-period figures for trading on the Lima Stock Exchange.

The stock market capitalization of companies listed on the Lima Stock Exchange was US$141.7 billion at the end of 2022, compared to US$162.0 billion, US$165.5 billion and US$148.5 billion at the end of 2019, 2020 and 2021, respectively.

Total market volume in 2022 was US$3.7 billion, reflecting a 34.6% decrease compared with 2021. Equity market volume, which represented 72.4% of total market volume, ended the 2022 year at US$2.7 billion, 38.3% lower than the previous year. The repo market, which represented 5.4% of total market volume, reported volume of US$199.48 million in 2022, reflecting a decrease of 33.8%.

The total number of operations in the market in 2022 decreased by 20.0%, closing the year at 129,690 operations. The number of operations in the equity market in 2021 increased by 41.1% to 162,205 operations.

In 2022, the S&P/BVL Peru General Index (Índice S&P/BVL Peru General) reached 21,330.33 points, increasing 1.04% compared to 2021. In 2021, it reached 21,111.73 points, increasing 1.39% compared to 2020, and in 2020, it reached 20,822.15 points, increasing 1.44% compared to 2019.

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

C. Material Contracts

CS Peru Infrastructure Loan

On July 31, 2019, the company entered into a medium-term loan credit agreement for US$35 million (equivalent to S/112.9 million) with CS Peru Infrastructure Holdings LLC, the proceeds of which were used as working capital for the company and its subsidiaries, Cumbra and Adexus. The term of the loan was three years, with quarterly installments of principal beginning on the 18th month. On February 28, 2020, the company and the initial lender signed an amendment, waiver and consent in respect of this event of default, in consideration for a prepayment by the company of US$10 million, together with accrued interest and a make-whole premium. After this payment, the principal amount outstanding under the term loan was US$22 million. In August 2021, the total amount outstanding was paid in full.

For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement and the amendment thereto have been incorporated by reference as Exhibit 10.01 to this annual report.

Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra, Construyendo País S.A., Vial y Vives - DSD and Concesionaria Vía Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial institutions: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., Banco BBVA Perú S.A., Banco de Crédito del Perú S.A., Citibank del Perú S.A. and Citibank N.A. The objectives of the Financial Stability Framework Agreement were: to guarantee Cumbra a syndicated revolving line of credit for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; to guarantee lines of credit for the issuance of performance bonds and to commit to maintain the existing letters of credit issued to Cumbra’s requirements.

At December 31, 2021, the Company was in compliance with the obligations and covenants established in the Financial Stability Framework Agreement.

On March 29, 2022, S/28.2 million and US$0.3 million corresponding to the total balance of the direct debt of the Financial Stability Framework Agreement (US$ 7.4 million, equivalent to S/29.5 million, as of December 31, 2021) were paid, and the line of credit for the issuance of letters of guarantee remains in place. This agreement and the amendment thereto have been incorporated by reference as Exhibit 10.05 to this annual report.

GSP Concession and Subordination Arrangements

In November 2015, we acquired a 20% interest in GSP and obtained a 29% interest in CCDS through its subsidiary Cumbra Peru.

On July 22, 2014, GSP signed a Concession Agreement with the Peruvian Government to build, operate, and maintain a natural gas pipeline to meet the demand of cities in the south of Peru. Additionally, GSP signed an engineering, procurement, and construction agreement with CCDS.

We made an investment of US$242.5 million in GSP and had to assume 20% of the performance bond established in the Concession Agreement for US$262.5 million and 21.49% of the guarantee for a bridge loan of US$600 million. On January 24, 2017, the MEM announced the early termination of the Concession Agreement under Clause 6.7 thereof, for not having provided evidence of the financial closing within the contractual term resulting in the immediate enforcement of the performance bond.

The events described in the previous paragraph caused management to recognize an impairment from 2016 to 2019 of its total investment (US$242.5 million), as well as the account receivable resulting from the execution of the counter-guarantees granted by AENZA in favor of the entity issuing the guarantees: for US$52.5 million corresponding to the performance bond and US$129 million corresponding to the corporate guarantee on the bridge loan granted to GSP. According to the Concession Contract, the guarantees were paid on behalf of GSP, therefore, AENZA recognized the right to collect from GSP US$181.5 million, which was recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS as US$73.5 million and lost profits as US$10 million, which correspond to receivables from GSP. See Note 11 to our audited annual consolidated financial statements included in this annual report for the balance of the account receivable from GSP.

On October 11, 2017, the agreement deed for the delivery of the assets of the South Peruvian gas pipeline concession between GSP and MEM was signed. The assets include the works, equipment, facilities and engineering studies provided for the execution of the project.

Upon termination of the Concession Contract, and in accordance with the provisions of Clause 20 thereof, the Peruvian State was obligated to hire an internationally recognized auditing firm to calculate the VCN, and to call up to three auctions on GSP’s assets. However, to date, the Peruvian State has failed to comply with these contractual obligations. The amount of the VCN was calculated at US$2,602 million by an independent auditing firm hired by GSP as of December 31, 2016. This figure was subsequently adjusted to US$2,110 million, as a result of variations in the balances related to the works carried out by the consortium, which in turn is reported in its audited financial statements as of December 31, 2017.

On December 21, 2018, the company asked the Peruvian Government for direct treatment and requested the payment of the VCN in favor of GSP. On October 18, 2019, the company filed with the CIADI an arbitration request. On December 27, 2019, the company withdrew the arbitration request in compliance with a preliminary collaboration and benefits agreement signed with the Attorney General´s Office and Ad-hoc Public Prosecutor’s Office on the same date (see Note 1 to our audited annual consolidated financial statements included in this annual report). Withdrawing the arbitration request before CIADI does not result in the loss of collection rights of the company against GSP and does not restrict, limit, or impede GSP from asserting its rights against the Peruvian Government.

The company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the VCN are not within the withholding scope under Law 30737 that ensures the immediate payment of civil compensation in favor of the Peruvian State in cases of corruption and related crimes, since this payment does not include any profit margin and/or does not correspond to the sale of assets related to the project, but to a reimbursement for the investment made by the concessionaire.

As of December 4, 2017, GSP entered into a bankruptcy proceeding before INDECOPI. GSP has claims recognized by INDECOPI of US$0.4 million and US$169.3 million, the latter held in trust in favor of GSP’s creditors. It also has indirectly recognized claims for US$11.8 million. On the other hand, the claim of Cumbra is indirectly recognized in INDECOPI through Consorcio Constructor Ductos del Sur for an amount of US$88.7 million. As of the date of this report, GSP is in the process of liquidation and AENZA is chairing the Board of Creditors.

On April 11, 2023, a liquidation agreement (the “Liquidation Agreement”) was approved, which delimits the framework for the liquidator’s work. The Liquidation Agreement includes the granting of powers to the liquidator with respect to representation, administrative, contractual and other relevant powers that allow him to comply with the obligations for which he was appointed, as well as the actions he is allowed to take in order to recover GSP’s assets and in accordance with the mechanisms set forth in the General Law of the Insolvency System. On April 13, 2023, and under the powers granted to him by the Liquidation Agreement, the Liquidator requested that the MEM initiate the direct treatment procedure stipulated in the Concession Contract. For more information regarding the amounts recognized, see Note 11 to our audited annual consolidated financial statements included in this annual report.

As of December 31, 2022, the net value of the accounts receivable from GSP is approximately US$142.4 million (equivalent to S/542.3 million) compared to US$161.9 million (equivalent to S/643.9 million) as of December 31, 2021, which comprises the recognition in the following entities of the Corporation: i) AENZA S.A.A. holds US$63.9 million (equivalent to S/243. 2 million), discounted to present value net of impairment and the effect of the exchange difference, compared to US$81.1 million (equivalent to S/322.6 million) as of December 31, 2021; and ii) Cumbra Peru holds US$78.6 million (equivalent to S/299.2 million) discounted to present value net of the effect of the exchange difference compared to US$80.8 million (equivalent to S/321.3 million) as of December 31, 2021.

The company’s management maintains the recovery estimate at 8 years, applying a discount rate of 5.85%, compared to recovery term of 8 years with a discount rate of 2.73% as of December 31, 2021. These estimates generated during 2022 a present value effect of approximately S/72.2 million, compared to S/32.8 million during 2021, which has been recognized in the consolidated statement of income under the caption “Financial income and expenses - loss from present value”, see Note 26.B to our audited annual consolidated financial statements included in this annual report.

Based on management’s assessment and in conjunction with the opinion of the internal legal department and external legal counsel, the estimate of recoverability, impairment allowances and the net recognized value of the account receivable from GSP as of December 31, 2021 and 2022 is reasonable and sufficient as of the reporting date of the Corporation’s consolidated financial statements, see also Notes 5.A.iv and 11 to our audited annual consolidated financial statements included in this annual report.

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

Cash Dividends and Other Distributions

Cash dividends paid to Non-Peruvian Holders with respect to common shares and amounts distributed with respect to ADSs have been subject to Peruvian withholding income tax expense at a rate of 5% since 2017. As a general rule, the distribution of additional common shares representing profits, the distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to common shares, which are carried out as part of a pro rata distribution to all shareholders, will not be subject to Peruvian income tax expense or withholding taxes.

Capital Gains

Pursuant to Article 6 of the Peruvian income tax expense law, individuals and domiciled entities in Peru are subject to Peruvian income tax expense on their worldwide income while non-domiciled entities – including branches, agencies (agencias), and permanent establishment (establecimientos permanentes) of non-domiciled entities – are subject to Peruvian income tax expense only on their Peruvian source income.

Peruvian income tax expense law provides that income derived from the disposal of securities issued by Peruvian entities is considered Peruvian source income and is therefore subject to income tax expense. Under current Peruvian income tax expense law, capital gains resulting from the disposal of ADSs that represent shares issued by Peruvian entities are considered Peruvian source income and therefore are subject to Peruvian income tax expense. Peruvian income tax expense law also provides that the taxable income resulting from the disposal of securities is equal to the difference between the sale price of the securities (which may not be less than their fair market value) and their tax basis.

Notwithstanding the foregoing, capital gains resulting from the disposal of ADSs or the beneficial interest in ADSs that represent shares issued by a Peruvian entity are not considered Peruvian source income, and therefore are not subject to Peruvian income tax expense.

In the event ADSs are exchanged into common shares and such common shares are disposed of, capital gains resulting therefrom will be subject to an income tax expense rate of either 5% or 30%, depending on where the transaction takes place. If the transaction is consummated in Peru, any capital gain will be subject to an income tax expense rate of 5%; and if the transaction is performed outside of Peru, any capital gain will be subject to a 30% income tax expense rate. Peruvian income tax expense law regulations have stated with respect to the transfer of common shares, that transactions are deemed to be consummated in Peru if the common shares are transferred through the Lima Stock Exchange.

From 2016 through December 31 of 2022, pursuant to the Law 30341 and amendments, capital gains resulting from a transfer of: (i) Common shares and investment shares, (ii) ADSs and Global Depositary Receipts (GDRs), (iii) Exchange Trade Funds (ETF) units that have underlying shares and/or securities representing debt, (iv) representative securities of debt, (v) Certificates of participation in mutual funds for investment in securities, (vi) Certificates of participation in investment Funds in Rent of Real Property (FIRBI) and certificates of participation in Trustee of Securitization for Investment in Rent of Real Estate (FIBRA), and (vii) Negotiable invoices, will be exempt from income tax expense, provided, however, that the following conditions are met:

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

(c)	The shares must have a “market presence”, meaning that transactions in respect of those shares for a value exceeding six Tax Units (currently, S/4,950.00 per Tax Unit).

With respect to (iii), (iv), (v) and (vi):

(a)	The transfer must be performed through a centralized trading mechanism supervised by the Securities Market Superintendence; and

(b)	The shares must have a “market presence,” meaning that transactions in respect of those shares for a value exceeding six Tax Units (currently, S/4,950.00 per Tax Unit).

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

Any Non-Peruvian Holder who acquires common shares will have the following tax basis: (i) for common shares purchased by the transferor, the acquisition price paid for the shares; (ii) for common shares received by the transferor as a result of a share capital increase because of a capitalization of net profits, the par value of such common shares; (iii) for other common shares received free of any payment, tax basis will be: (x) zero or the cost borne by the transferor, in the case of individuals and (y) the fair market value at the time of the acquisition, in the case of entities; and (iv) for common shares of the same type acquired at different opportunities and at different values, the tax basis will be the weighted average cost. In cases where common shares are sold by Non-Peruvian Holders outside the Lima Stock Exchange, the tax basis must be certified by the Peruvian tax administration prior to the time payment is made to the transferor; otherwise, it would not be possible to deduct the tax basis and the 30% Peruvian income tax expense would apply to the total sale price. Under Peruvian income tax expense law, tax basis certification is granted by the Peruvian tax authorities within 30 business days after the filing of the corresponding application. If the Peruvian tax authorities do not respond within the abovementioned period, the tax basis calculation will be deemed automatically approved.

In any transaction relating to Peruvian securities through the Lima Stock Exchange, CAVALI will act as withholding agent of the Peruvian income tax expense. If the purchaser is a resident in Peru and the sale is not performed through the Lima Stock Exchange, the purchaser will act as withholding agent. In other cases, the transferor shall be obliged to self-assess the tax and pay it to the Peruvian tax authorities within the first 12 business days of the month following the transfer. Nevertheless, from January 1, 2023 to December 31, 2023, Law 31662, the income tax expense exemption applicable to capital gains derived from the transfer of shares through the Stock Market (provided that the conditions established in Law 30341 and its amendments are met), applies only to individuals and marriages in the community of property. This exemption applies only to capital gains up to a threshold of 100 Tax Units of the capital gain generated in each fiscal year (currently, S/4,950.00 per Tax Unit). Thus, this new rule excluded the exemption applicable to domiciled and non-domiciled entities that were only in force as of December 31, 2022.

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

United States Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences to a U.S. Holder (as defined below) of the ownership and disposition of our ADSs and common shares. This summary deals only with ADSs and common shares held as capital assets (generally, property held for investment). As used herein, the term “U.S. Holder” means a beneficial owner of ADSs or common shares that is for U.S. federal income tax purposes:

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

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you in light of your particular circumstances and does not address the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person holding our ADSs or common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a trader in securities that has elected the mark-to-market method of accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or common shares as a result of such income being recognized on an applicable financial statement;

●	a partnership or other pass-through entity for United States federal income tax purposes; or

●	a person whose “functional currency” is not the U.S. dollar.

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or common shares, you should consult your tax advisors.

This summary does not address the effects of the federal tax on net investment income or other U.S. federal tax consequences (such as U.S. federal estate or gift tax consequences), and does not address the effects of any state, local or non-U.S. tax laws. If you are considering the purchase of our ADSs or common shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Except as specifically noted below under “—Passive Foreign Investment Company,” the following discussion assumes we will not be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes.

ADSs

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

The gross amount of distributions, other than certain pro rata distributions of common shares, on the ADSs or common shares (including amounts withheld to reflect Peruvian withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

To the extent that the amount of any distribution (including amounts withheld to reflect Peruvian withholding taxes) exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares (but not below zero), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend. Such dividends (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs. Such dividends generally will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States (and if such corporation is neither a PFIC in the current year nor the most recently completed taxable year (as discussed below under “Passive Foreign Investment Company”)). U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, will be considered readily tradable on an established securities market in the United States. Based on existing guidance, it is not entirely clear whether our common shares will be considered readily tradable on an established securities market in the United States because only the ADSs, not the underlying common shares, are listed on a securities market in the United States. We believe that dividends we pay on our common shares that are represented by ADSs, but not our common shares that are not so represented, will be eligible for the reduced tax rates. Additionally, even if we are a qualified foreign corporation, the reduced rates on dividends will apply only if such dividends are paid with respect to the ADSs that a non-corporate U.S. holder has held for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.” There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the United States in later years. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in soles will equal the U.S. dollar value of the soles received, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs, regardless of whether the soles are converted into U.S. dollars at that time. If the soles received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the soles received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the soles equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the soles will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations and the Foreign Tax Credit Regulations (as defined below), Peruvian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as foreign source income and will generally constitute passive category income. However, in certain circumstances, if you have held the ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any Peruvian withholding taxes imposed on dividends paid on the ADSs or common shares. In addition, Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a U.S. foreign tax credit, you may be able to deduct Peruvian withholding taxes on dividends, subject to generally applicable limitations under U.S. law (including that a U.S. Holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or other taxable disposition of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you will generally be treated as U.S. source gain or loss for foreign tax credit purposes. Consequently, in the case of gain from the disposition of ADSs or common shares that is subject to Peruvian income tax, you may not be able to benefit from a foreign tax credit for that Peruvian income tax (i.e., because the gain from the disposition would be U.S. source), unless you can apply the credit (subject to applicable limitations) against U.S. federal income tax payable on other income from foreign sources. In such case, however, the non-creditable Peruvian income tax may reduce the amount realized on the disposition of the ADSs or common shares. You are urged to consult your tax advisors regarding the tax consequences if Peruvian income tax is imposed on a disposition of ADSs or common shares, including the effect of the Foreign Tax Credit Regulations and the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, we do not believe that we were a PFIC for our most recent taxable year and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard. In general, we will be a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, (i) at least 75% of our gross income is passive income, or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition.

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to additional U.S. federal income taxes on gain recognized with respect to our ADSs or common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us (as discussed above under “—Taxation of Dividends”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or common shares, we would generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or common shares, even if we ceased to meet the threshold requirements for PFIC status during such years. However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or common shares had been sold on the last day of the last taxable year during which we were a PFIC.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or common shares in any year in which we are classified as a PFIC. If we were to be classified as a PFIC, certain elections may be available that would result in alternative treatments (such as mark-to-market or qualified electing fund treatment) of the ADSs or common shares. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. U.S. Holders should note, however, that we do not intend to comply with such reporting requirements necessary to permit U.S. Holders to elect to treat the Company as a qualified electing fund. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year, including the potential availability and effect of any elections which would provide for alternative treatment.

Information with respect to Foreign Financial Assets

U.S. Holders that are individuals (and, to the extent provided in regulations, certain entities) that own “specified foreign assets,” including possibly the ADSs or common shares, with an aggregate value in excess of $50,000 at the end of the taxable year or $75,000 at any time during the taxable year are generally required to file IRS Form 8938 with information regarding such assets. Depending on the circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stock and securities issued by non-U.S. person, (ii) financial instruments and contracts held for investment that have non-U.S. issuer or counterparties, and (iii) interests in non-U.S. entities. If a U.S. Holder is subject to this information reporting regime, the failure to timely file IRS Form 8938 may subject the U.S. Holder to penalties. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the common ADSs and common shares.

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

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner. Information reporting requirements may apply regardless of whether withholding is required. U.S. Holders should consult their own tax advisors about any additional reporting requirements that may arise as a result of their purchasing, holding or disposing of ADSs or common shares. Significant penalties can apply if a U.S. Holder is required to disclose its ADSs or common shares and fails to do so.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ADSs or common shares. You should consult your own tax advisors concerning the overall tax consequences to you, including the consequences under laws other than U.S. federal income tax laws, of an investment in our ADSs or common shares.

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

I. Subsidiary Information

See the Notes 2.B and 6 to our audited annual consolidated financial statements included in this annual report for a description of our subsidiaries.

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

Exchange Rate Risk

We are exposed to market risk associated with changes in foreign currency exchange rates. Our revenues and costs, and our assets and liabilities, are denominated in soles, U.S. dollars, Chilean pesos and, to a lesser extent, other currencies. In 2022, we estimate that 39.3%, 43.8% and 16.9% of our revenues were denominated in soles, U.S. dollars and other currencies (principally Chilean pesos), respectively, while 55.8%, 25.9% and 18.3% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies. In addition, as of December 31, 2022, 51.8%, 47.3% and 1.0% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. If, at December 31, 2022, the sol had strengthened/weakened by 2% against the U.S. dollar, with all other variables remaining constant, or pre-tax profit for the year would have increased/decreased by US$1.2 million (US$0.1 million in 2021 and S/0.8 million in 2020).

Interest Rate Risk

We may from time to time incur variable interest rate indebtedness, and accordingly our Financial expenses are affected by changes in interest rates. Based upon our indebtedness as of December 31, 2022, the variable interest rate indebtedness outstanding is as follows:

Linea 1 Senior Secured Notes. On February 2015, Línea 1 issued a total of S/629 million (US$184.3 million) Series A Senior Secured VAC-Indexed Notes due 2039, with an annual interest rate of 4.75% plus adjustments for inflation. As of December 31, 2022, Línea 1 had S/630.0 million (US$164.9 million) outstanding under these notes.

Bridge Loan. On March 17, 2022, the company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months. On April 5, 2022, the loan was disbursed and we used the proceeds to repay certain of our financial and other obligations.

Commodity Price Risk

We are exposed to market risk associated with changes in commodity prices, primarily for oil, steel and cement, which in aggregate represented a majority of our total input cost in 2022. We do not have long-term contracts for the supply of these key inputs. Based upon our consumption of these inputs during 2022, a 10% increase/decrease in the prices of each of oil, steel and cement would have increased/decreased our costs of sales by S/3.8 million, S/0.9 million and S/3.2 million, respectively. However, based on our production of oil during 2022, a 10% increase/decrease in the price of oil would have increased or decreased our revenues by S/38.2 million.

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

During 2022, the depositary reimbursed us for expenses in an aggregate amount of US$125,527.35 (S/472,610.47).

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

Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra, Construyendo País S.A., Vial y Vives - DSD and Concesionaria Vía Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial institutions: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., Banco BBVA Perú S.A., Banco de Crédito del Perú S.A., Citibank del Perú S.A. and Citibank N.A. The objectives of the Financial Stability Framework Agreement were: to guarantee Cumbra a syndicated revolving line of credit for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; to guarantee lines of credit for the issuance of performance bonds and to commit to maintain the existing letters of credit issued to Cumbra’s requirements.

At December 31, 2021, the Company was in compliance with the obligations and covenants established in the Financial Stability Framework Agreement.

On March 29, 2022, S/28.2 million and US$0.3 million corresponding to the total balance of the direct debt of the Financial Stability Framework Agreement (US$ 7.4 million, equivalent to S/29.5 million, as of December 31, 2021) were paid, and the line of credit for the issuance of letters of guarantee remains in place. Santander Loan

The maturity of a short-term loan from Banco Santander to our subsidiary Cumbra was extended until September 30, 2022. As of the date of this annual report, Cumbra has deposited the full principal amount under the Santander Loan Agreement in the Santander Payment Account of the Guarantee and Management Trust Agreement dated March 28, 2022.

For more information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

In December 2018, our company issued and sold a total of 69,380,402 common shares to certain of our company’s existing shareholders that exercised preemptive rights in accordance with Peruvian law and pursuant to a private placement. On April 2, 2019, our company issued and sold 142,483,633 common shares pursuant to the private placement, of which: (i) 55,291,877 shares were paid in full and (ii) 87,191,786 shares were paid 50% on such date with 50% paid on June 1, 2019. In total, our company issued and sold 211,864,065 common shares with the proceeds used to reduce debt, to pay our vendors and for working capital for one of our company’s subsidiaries.

On August 13, 2021, AENZA issued bonds convertible into common shares in a total principal amount of US$89.9 million. The bonds mature in February 2024, bear interest at a rate of 8%, and are payable quarterly. Pursuant to the terms and conditions of the convertible bonds, they may be converted into shares as of the sixth month from the date of issuance. In accordance with the terms and conditions of the convertible bonds, holders of convertible bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022, we issued 37,801,073 new common shares. Additionally, holders of convertible bonds in a principal amount equivalent to US$79 million exercised their conversion rights and, on March 31, 2022, we issued an additional 287,261,051 new common shares. After these conversions, the convertible bonds have been fully cancelled.

ITEM 15. CONTROLS AND PROCEDURES

CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Management, with the participation of our company’s Chief Executive Officer and Vice President of Corporate Control and Planning, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Vice President of Corporate Control and Planning , to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Vice President of Corporate Control and Planning concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective due to the existence of the material weaknesses in internal control over financial reporting described below.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company as such term is defined by Exchange Act rules 13(a)-15(f) and 15(d)-15(f). Our company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual and interim consolidated financial statements will not be prevented or detected on a timely basis.

Management, with the participation of the Chief Executive Officer and Vice President of Corporate Control and Planning under the oversight of the board of directors evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022, using the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2022, because of the following material weaknesses identified in our internal control over financial reporting.

●	Our information technology general controls (ITGCs) related to our information technology (IT) systems were ineffective. Therefore, our automated process-level controls and manual controls dependent upon the accuracy and completeness of information derived from those IT systems were also ineffective, because they could have been adversely impacted.; and

●	With regards to compliance with IFRS 15 – Revenue Recognition (IFRS 15), we did not effectively design and implement process-level control activities related to the recognition of revenue and costs within our engineering and construction segment.

Management concluded that these material weaknesses were primarily due to:

●	With regards to our control environment, our resources did not have the necessary expertise and accountability for the design, implementation, operation, and documentation of certain internal controls over financial reporting and IT systems.

●	Our risk assessment process did not identify relevant risks of material misstatement related to recognition of revenue and costs within our engineering and construction segment and ITGCs.

●	Our structures, reporting lines, authorities and responsibilities regarding ITGCs and their impact on process-level controls were not appropriately established. Thus, our information and communication process that identified and assessed the controls necessary to ensure the reliability of the information used in financial reporting and that communicated relevant information about roles and responsibilities for internal control over financial reporting, was not effective.

●	Our assessment of the operation of internal control over financial reporting, including monitoring activities, the continued appropriateness of control design and level of supporting documentation was not effective.

The revenue-related control deficiencies resulted in immaterial misstatements to revenue, cost of sales, deferred revenue, work in progress, accounts receivable and accounts payable that have been corrected in our consolidated financial statements as of and for the years ended December 31, 2021, and 2020. However, these control deficiencies created a reasonable possibility that a material misstatement to our annual consolidated financial statements would not be prevented or detected on a timely basis. Therefore, management concluded that the deficiencies represent material weaknesses in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2022.

C. Report of the Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Emmerich, Córdova y Asociados S. Civil. de R.L. (a member firm of KPMG and formerly Caipo y Asociados S. Civil. de R.L.), our independent registered public accounting firm, which audited and reported on the consolidated financial statements as of and for the year ended December 31, 2022 contained in this annual report on Form 20-F, has issued an adverse opinion on the effectiveness of our internal control over financial reporting. Emmerich, Córdova y Asociados S. Civil. de R.L. (a member firm of KPMG and formerly Caipo y Asociados S. Civil. de R.L.)’s report appears on page F-2 of this annual report on Form 20-F.

D. Remediation Plan

In response to the material weaknesses mentioned in Section B above, management, with oversight of the Audit Committee of the Board of Directors, has begun to implement steps to remediate the material weaknesses. Our efforts include the following actions:

●	Enhancing our control environment by having sufficient trained staff, holding them accountable and having appropriate structures and reporting lines to enhance our information and communication processes.

●	Enhancing policies and procedures to improve our risk assessment in the engineering and construction segment and updating our revenue recognition and cost policies and related accounting processes and internal controls in order comply with IFRS 15.

●	Developing a detailed remediation plan to remediate the ITGC deficiencies including: (i) restructuring the IT organization with the aim of assuring trained and accountable personnel; (ii) defining and implementing a specific ITGC matrix for legacy systems to align them to our current IT objectives; and (iii) enhancing control procedures to assure proper access control and segregation of duties across our IT systems.

●	Implementing a Financial Committee, under the oversight of the Audit Committee, to regularly monitor for changes to IFRS, and, if applicable, the application of those changes to timely evaluate potential risks of material misstatement to our consolidated financial statements and the need to effectively design, implement and operate process-level controls in response to those risks of material misstatement.

●	Strengthening our overall monitoring of internal control over financial reporting.

The Company will continue to monitor and assess our remediation activities to remediate these material weaknesses as soon as practicable.

E. Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Carlos Rojas as our Audit and Compliance Committee, qualifies as an “audit committee financial expert,” as defined in the instructions to Item 16A of Form 20-F. Our Board of Directors has also determined that Mr. Rojas fulfills the independence standards set forth in Rule 10A-3 of the U.S. Exchange Act.

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

If we make any substantive amendment to the code of business conduct or if we grant any waiver, including any implicit waiver, from a provision of the code of business conduct that applies to our chief executive officer, VP of Corporate Finance and Business Development or Vice President of Corporate Control and Planning, we will disclose the nature of such amendment or waiver in our website or in our next Form 20-F to be filed with the SEC to the extent required under applicable rules. During the year ended December 31, 2022, no such amendment or waiver was granted.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our former independent registered public accounting firm, Moore Assurance S.A.S. (a member firm of Moore Global Network Limited), in connection with its audit of our annual consolidated financial statements for the fiscal year ended December 31, 2021, which are included in this report and by our current independent registered public accounting firm, Emmerich, Córdova y Asociados S. Civil. de R.L. (a member firm of KPMG and formerly Caipo y Asociados S. Civil. de R.L.), in connection with its audit of our annual consolidated financial statements for the fiscal year ended December 31, 2022, which are included in this report.

	For the year ended December 31,
	2021	2022
	(in thousands of S/ )
Audit fees	4,257	5,338
Audit-related fees	895.8	177
Tax fees	-	-
All other fees	459.7	-
Total fees	5,612.5	5,515

(i) In the years ended December 31, 2021 and December 31, 2022, respectively, the Company paid S/1,154.9 thousand and S/1,403.9 thousand to Ernst & Young Asesores Empresariales S. Civil de R.L. and Ernst & Young Consultores S. Civil de R.L., in relation to tax advisory and consulting services.

(ii) In 2023, the Company paid S/1,623.5 thousand in fees to Moore Assurance S.A.S. (a member firm of Moore Global Network Limited) in relation to consent letters and revision of the Financial Statements for each of the two fiscal years ended December 31, 2020 and December 31, 2021.

Audit fees in the table above are the aggregate fees billed and billable by our independent auditor in connection with the audit of, or audit procedures in connection with, our annual consolidated financial statements and review of our internal controls. As of the date of this annual report, all fees invoiced to us by our previous independent registered public accounting firm, Moore Assurance S.A.S. (a member firm of Moore Global Network Limited) and our current independent registered public accounting firm, Emmerich, Córdova y Asociados S. Civil. de R.L. (a member firm of KPMG and formerly Caipo y Asociados S. Civil. de R.L.), in connection with its respective services rendered to us have been paid or agreed for payment.

Our Audit Committee is responsible for the oversight of the independent auditors and has established pre-approval procedures for the engagement of our registered public accounting firm for audit and non-audit services. Services can only be contracted if they are approved by the Audit Committee, they comply with the restrictions provided under applicable rules and they do not jeopardize the independence of our auditors. All services provided by our prior independent auditor for our fiscal years ended December 31, 2020 and 2021 and by current independent auditor for our fiscal year ended December 31, 2022 were pre-approved by our Audit Committee.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previous independent registered public accounting firm

The company is obliged to elect on an annual basis its principal accountant. The election takes place at the annual shareholders’ meeting. The audit committee submitted to the board of directors their proposal for the election of the principal accountant for fiscal year 2022. The board of directors, at its meeting held on March 4, 2022, agreed to propose to the annual shareholders’ meeting of March 31, 2022, the option to choose among two candidates. At the referred annual shareholders’ meeting held on March 31, 2022, Emmerich, Córdova y Asociados S. Civil. de R.L. (a member firm of KPMG and formerly Caipo y Asociados S. Civil. de R.L.) was elected as principal accountant for the fiscal year 2022. As a consequence, Moore Assurance S.A.S. (a member firm of Moore Global Network Limited) was replaced as our independent registered public accounting firm on March 31, 2022. Such replacement became effective upon completion by Moore Assurance S.A.S. of its procedures on the company’s financial statements as of and for the year ended December 31, 2021 and the filing of the annual report for fiscal year 2021 filed with the SEC on May 16, 2022.

The reports of Moore Assurance S.A.S. on the company’s consolidated financial statements for each of the two fiscal years ended December 31, 2020 and December 31, 2021, respectively, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with the audits of the company’s consolidated financial statements for each of the two fiscal years ended December 31, 2020 and December 31, 2021, and in the subsequent interim period through May 16, 2022, there have been no disagreements with Moore Assurance S.A.S. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Moore Assurance S.A.S. would have caused Moore Assurance S.A.S. to make reference to the matter in their report. There were no “reportable events” as that term is described in Item16F(a)(1)(v) of Form 20-F, except for the material weakness reported in Item 15 of the annual report for fiscal year 2021 filed with the SEC on May 16, 2022.

We have requested that Moore Assurance S.A.S. furnish us with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter, dated May 16, 2022, is filed as Exhibit 8.02 filed herewith.

New independent registered public accounting firm

Our shareholders’ meeting engaged Emmerich, Córdova y Asociados S. Civil. de R.L. (a member firm of KPMG and formerly Caipo y Asociados S. Civil. de R.L.) as our new independent registered public accounting firm as of March 31, 2022. During the fiscal years ended December 31, 2021 and 2020 and through March 31, 2022, we did not consult with Emmerich, Córdova y Asociados S. Civil. de R.L. (a member firm of KPMG and formerly Caipo y Asociados S. Civil. de R.L. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that Emmerich, Córdova y Asociados S. Civil. de R.L. concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

Exhibit Number	Description
1.01****	By-Laws of the Registrant, as currently in effect
2.01**	Registrant’s Form of American Depositary Receipt
2.02**	Deposit Agreement, dated as of December 31, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American depositary shares issued thereunder
8.01	Subsidiaries of the Registrant
8.02	Moore Assurance S.A.S. Letter
10.01***	Credit Agreement, dated as of July 31, 2019, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.
10.01.1***	Amendment, Waiver and Consent, dated as of February 28, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.
10.01.2****	Waiver and Consent Agreement, dated December 23, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.
10.02	Credit Agreement, dated as of March 17, 2022, by and between Aenza, as borrower, and Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch, as lenders.
10.03*	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.
10.04*	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among Aenza, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.
10.04.1*	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.
10.04.1.1*	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.
10.04.1.2*	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.
10.04.1.3*	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.
10.05*	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, Aenza, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.
10.06***	Description of Securities Registered Pursuant to Section 12 of the Exchange Act
12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.02	Certification of the Vice President of Corporate Control and Planning pursuant to Section 302 of the Sarbanes-Oxley Act
13.01*****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
13.02*****	Certification of the Vice President of Corporate Control and Planning pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema Document
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	XBRL Taxonomy Extension Label Linkbase Document
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 15, 2018.

**	Incorporated herein by reference to the Registrant’s registration statement on Form F-6 filed with the SEC on December 10, 2018.

***	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on June 25, 2020.

****	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 17, 2021.

*****	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

AENZA S.A.A.

By:	/s/ Andre Mastrobuono
Name:	Andre Mastrobuono
Title:	Chief Executive Officer

By:	/s/ Oscar Pando Mendoza
Name:	Oscar Pando Mendoza
Title:	Vice President of Corporate Control and Planning

Date: May 15, 2023

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

UNNA Energía S.A.’s net proved reserves in the fields in which they operate and changes in those reserves for operations are disclosed below. The net proved reserves represent our company’s best estimate of proved oil and natural gas reserves. For 2020, 2021, and 2022, reserve estimates have been evaluated by its technical staff (reservoir engineers and geoscience professionals) and submitted to its Reserve Development Committee. The estimates for all years presented conform to the definitions found in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

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

PROVED RESERVES (1)

	Total		Peru
	Oil (MBBL)	Gas (MMcf)	Oil (MBBL)	Gas (MMcf)
Proved developed and undeveloped reserves, December 31, 2020	25,245	56,416	25,245	56,416
Revisions of previous estimates(4)	1,166	325	1166	325
Enhanced oil recovery	—	—	—	—
Purchases	—	—	—	—
Production	(1,113)	(1,414)	(1,113)	(1,414)
Sales in place	—	—	—	—
Proved developed and undeveloped reserves, December 31, 2021	25,298	55,327	25,298	55,327
Revisions of previous estimates(4)	1,819	(30,630)	1,819	(30,630)
Enhanced oil recovery	—	—	—	—
Purchases	—	—	—	—
Production	(1,115)	(696)	(1,115)	(696)
Sales in place	—	—	—	—
Proved developed and undeveloped reserves, December 31, 2022(2)(3)	26,002	24,001	26,002	24,001

(1)	Proved reserves estimated in oil and gas properties located in Blocks III, IV and V (Talara and Paita) under one service contracts and two license contracts with Perupetro. The rights to produce hydrocarbons expire in October 2023 for Block V and April 2045 for Blocks III and IV. The proved reserves estimated in this report constitute all of the proved reserves under contract by UNNA Energia S.A.

(2)	The revisions in reserve estimates are based on new information obtained as a result of drilling activities and workovers. During 2021 and 2022, proved developed reserves of crude oil increased due to drilling activities in Block III and Block IV.

(3)	As of December 31, 2021, the associated gas reserves were 55,326 MMCF. As of December 31, 2022, the associated gas reserves were 24,001 MMCF.

(4)	Gas reserves as of December 31, 2022 were lower than gas reserves as of December 31, 2021 due to the inability to monetize gas available in Block III and considering only the volume of gas contracted from Gasnorp of 1,606 MMSCF of proved reserves.

RESERVE QUANTITY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2020

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	10,366	14,881	10,366	14,881
End of year	9,314	18,529	9,314	18,529
Proved undeveloped reserves
Beginning of year	18,301	12,589	18,301	12,589
End of year	15,931	37,887	15,931	37,887

RESERVE QUANTITY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2021

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	9,314	18,529	9,314	18,529
End of year	8,647	8,647	8,647	15,984
Proved undeveloped reserves
Beginning of year	15,931	37,887	15,931	37,887
End of year	16,651	39,342	16,651	39,342

RESERVE QUANTITY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2022

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	8,647	15,984	8,647	15,984
End of year	10,226	11,345	10,226	11,345
Proved undeveloped reserves
Beginning of year	16,651	39,342	16,651	39,342
End of year	15,776	12,656	15,776	12,656

B.	Capitalized Costs Relating to Oil and Gas Producing Activities

The following table sets forth the capitalized costs relating to our company’s crude oil and natural gas producing activities for the years indicated:

	2018	2019	2020	2021	2022
	(in US$ thousands)
Proved properties
Concessions
Mineral property, wells and related equipment	39,069	84,960	99,129	121,657	146,052
Drilling and Works in progress and Replacement Units	6,188	10,767	11,920	—	—
Total Proved Properties	45,257	95,727	111,049	121,657	146,052
Unproved properties	—	—	—	—	—
Total Property, Plant and Equipment	45,257	95,727	111,049	121,657	146,052
Accumulated depreciation, depletion, and amortization, and valuation allowances	(17,774)	(36,672)	(45,426)	(32,378)	(31,054)
Net capitalized costs	27,482	59,054	65,624	89,279	114,997

C.	Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

The following table sets forth costs incurred related to our company’s oil and natural gas activities for the years indicated:

	2018	2019	2020	2021	2022
	(in US$ thousands)
Acquisition costs of properties(1)
Proved	—	—	—	—	—
Unproved	—	—	—	—	—
Total acquisition costs
Exploration costs	(1,121)	—	—	—	—
Development costs	(25,192)	(44,612)	(13,300)	86,314	(24,107)
Total	(26,313)	(44,612)	(13,300)	86,314	(24,107)

(1)	Our company has not incurred in any cost related to Oil and Gas property acquisition for all years presented.

D.	Results of Operations for Oil and Natural Gas Producing Activities

The results of operations for oil and natural gas producing activities, excluding overhead costs and interest expenses, are as follows for the years indicated:

	Total Peru
	2018	2019	2020	2021	2022
	(in US$ thousands)
Revenues
Additional Revenues of Gas Extraction Services	96,543	100,042	55,919	81,774	107,051
Total Revenues(1)	96,543	100,042	55,919	81,774	107,051
Production Costs	(31,431)	(32,741)	(26,344)	(29,048)	(26,861)
Costs of Labor	(2,099)	(2,571)	(3,791)	(5,180)	(5,399)
Repairs and Maintenance	(2,421)	(3,343)	(2,984)	(3,560)	(3,070)
Materials, supplies and fuel consumed and supplies utilized	(9,704)	(8,373)	(6,170)	(5,331)	(27)
External services, insurances, security and others	(7,979)	(9,684)	(8,427)	(8,465)	(9,185)
Operation office and staff expenses	(9,228)	(8,771)	(4,971)	(6,512)	(9,180)
Additional Natural Gas supply costs after price adjustment Royalties	(30,892)	(31,508)	(13,002)	(26,715)	(50,264)
DD&A Expenses	(17,690)	(19,417)	(15,719)	(14,353)	(13,642)
Income (loss) before Income tax expenses	16,530	16,376	855	11,657	16,284
Income tax expenses(2)	(4,876)	(4,831)	(252)	(3,439)	(4,804)
Results of operations from producing activities	11,654	11,545	602	8,218	11,480

(1)	Income after deductions for UNNA Energía S.A.’s share of government royalties according to contract obligations. There are no sales or transfers to our company’s other operations.

(2)	In 2018, the Peruvian government retained the legal tax rate at 29.5%. In 2019, the legal tax rate was 30.25%. In 2020, 2021, and 2022, the legal tax rate was 29.5%.

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

Future production and development costs to be incurred in producing and further developing the proved reserves are based on year end cost indicators. Future Income tax expenses are computed by applying year end statutory tax rates.

The following chart shows standardized measures of discounted future net cash flows for the periods indicated:

	2018	2019	2020	2021	2022
Future Cash inflows(1)	2,041,128	1,836,895	1,181,526	1,803,959	2,484,477
Future production costs	(1,446,949)	(1,311,758)	(722,422)	(1,063,655)	(1,701,600)
Future development costs	(232,432)	(338,141)	(336,998)	(374,581)	(353,192)
Future production and development costs(2)	(1,679,381)	(1,649,899)	(1,059,419)	(1,438,236)	(2,054,792)
Future Income tax expenses(3)	(106,715)	(52,800)	(34,192)	(102,402)	(120,312)
Future Net cash flows	255,031	134,196	87,915	263,320	309,373
10% annual discount for estimates timing of cash flows	(115,518)	(62,683)	(41,343)	(140,385)	(83,845)
Standardized measure of discounted Future Net Cash Flows(4)	139,514	71,512	46,571	122,935	225,528

(1)	For oil volumes, per barrel prices after deductions of UNNA Energia S.A.’s share government royalties used in determining future cash inflows for the years ended December 31, 2018, 2019, 2020, 2021 y 2022 were US$49.82, US$64.72, US$38.06, US$38.48 and US$46.68 respectively. For gas volumes, gas price is linked to the oil price according to the gas purchase contract.

(2)	Production costs and developments costs relating to future production of proved reserves are based on the continuation of existing economic conditions. Future estimated decommissioning costs are included.

(3)	Taxation is computed using the appropriate year-end statutory corporate income tax rates.

(4)	Future net cash flows from oil production are discounted at 10% regardless of assessment of the risk associated with its production activities.

F.	Changes in Standardized Measure of Discounted Future Net Cash Flows

The following chart shows changes in standardized measures of discounted future net cash flows for the periods indicated:

	2018	2019	2020	2021	2022
	(in US$ thousands)
Standardized measure of discounted Future Net Cash Flows, beginning of the year	140,353	139,514	71,512	46,571	122,935
Revenue less production and other costs	(127,974)	(132,783)	(82,263)	(110,821)	(133,913)
Net changes in future development costs	(6,204)	(53,324)	(15,668)	(54,441)	(20,671)
Changes in price, net of production costs	(68,095)	(55,359)	(5,137)	154,531	19,893
Development cost incurred	29,218	44,612	13,300	(86,314)	24,107
Revisions of previous quantity estimates	72,852	9,882	(14,850)	(53,612)	90,931
Accretion of discount	99,822	87,508	58,757	91,413	88,461
Net change in Income tax expenses	427	30,250	10,277	(26,809)	(22,988)
Timing difference and other	(886)	1,213	10,643	162,417	56,773
Standardized measure of discounted Future Net Cash Flows, end of the year	139,514	71,512	46,571	122,935	225,528

EXHIBIT INDEX

Exhibit Number	Description
1.01****	By-Laws of the Registrant, as currently in effect
2.01**	Registrant’s Form of American Depositary Receipt
2.02**	Deposit Agreement, dated as of December 31, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American depositary shares issued thereunder
8.01	Subsidiaries of the Registrant
8.02	Moore Assurance S.A.S. Letter
10.01***	Credit Agreement, dated as of July 31, 2019, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.
10.01.1***	Amendment, Waiver and Consent, dated as of February 28, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.
10.01.2****	Waiver and Consent Agreement, dated December 23, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.
10.02	Credit Agreement, dated as of March 17, 2022, by and between Aenza, as borrower, and Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch, as lenders.
10.03*	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.
10.04*	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among Aenza, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.
10.04.1*	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.
10.04.1.1*	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.
10.04.1.2*	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.
10.04.1.3*	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.
10.05*	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, Aenza, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.
10.06***	Description of Securities Registered Pursuant to Section 12 of the Exchange Act
12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.02	Certification of the Vice President of Corporate Control and Planning pursuant to Section 302 of the Sarbanes-Oxley Act
13.01*****	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
13.02*****	Certification of the Vice President of Corporate Control and Planning pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema Document
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	XBRL Taxonomy Extension Label Linkbase Document
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 15, 2018.

**	Incorporated herein by reference to the Registrant’s registration statement on Form F-6 filed with the SEC on December 10, 2018.

***	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on June 25, 2020.

****	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 17, 2021.

*****	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

AENZA S.A.A. and Subsidiaries

Consolidated Financial Statements

As of December 31, 2020, 2021 and 2022

Content	Page

Report of Independent Registered Public Accounting Firm for year ended December 31, 2022 Financial Statements (Emmerich, Córdova y Asociados S. Civil de R.L.; PCAOB ID : 2282; Location: Lima, Peru)	F-2

Report of Independent Registered Public Accounting Firm for year ended December 31, 2020 and December 31, 2021 Financial Statements (MOORE ASSURANCE SAS; PCAOB ID : 6006; Location: Bogotá, Colombia)	F-7

Consolidated Statements of Financial Position	F-12

Consolidated Statements of Profit or Loss	F-13

Consolidated Statements of Other Comprehensive Income	F-14

Consolidated Statements of Changes in Equity	F-15

Consolidated Statements of Cash Flows	F-16

Notes to the Consolidated Financial Statements	F-17 - F-129

S/	=	Sol
US$	=	US dollar

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

AENZA S.A.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of AENZA S.A.A. and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 15, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of the trade account receivable from Gasoducto Sur Peruano S.A.

As discussed in Notes 5(a)(iv), 11(b) and 14(a)(i) to the consolidated financial statements, the Company has a 20% investment in Gasoducto Sur Peruano S.A. (GSP), which entered into a concession agreement with the Peruvian Government in 2014. In January 2017, The Peruvian Ministry of Energy and Mines early terminated the agreement due to the fact that GSP did not accredit the financial closure within the contractual term. In December 2017, GSP started bankruptcy proceedings, in which the Company was part of the GSP’s creditors. In addition, the Liquidation Agreement of GSP was approved by the Board of Creditors to execute this proceeding, by which GSP believes it can recover the net carrying amount (NCA) of the concession assets from the Peruvian Government and, as a consequence, the Company expects to recover the accounts receivable. The Company had an account receivable from GSP for S/ 542.3 million, net, as of December 31, 2022.

We identified the assessment of the valuation of the trade account receivable from GSP as a critical audit matter. Subjective auditor judgment was required to evaluate the Company’s assessment of the recoverable amount of this trade account receivable due to the possible course of actions the Board of Creditors could elect and the timing for their execution. In addition, the assessment of the discount rate used in the determination of the trade accounts receivable from GSP required specialized skills and knowledge. In this type of complex and long-term proceedings, the Company´s key assumptions, such as, the recoverability of the NCA of the concession assets and the term of recovery, may vary in the future.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s assessment of the recovery of this trade account receivable from GSP. We evaluated the Company’s and its external legal advisors’ assessment of the early termination of the concession agreement, and the corresponding conclusions that impacted the assessed recoverable amount of the trade account receivable. We evaluated the report from the Company’s external legal advisors with respect to the recovery process executed by the Board of Creditors. We involved legal professionals with specialized skills and knowledge, who assisted in the evaluation of the expected term of recovery used by the Company. We involved valuation professionals with specialized skills and knowledge, who assisted in the assessment of the discount rate used by the Company at December 31, 2022 by developing an independent range of discount rates and comparing those to the amounts used by the Company.

Provisions for civil reparation and the sanctioning administrative process

As discussed in Notes 1(c) and 21(a) to the consolidated financial statements, as of December 31, 2022, the Company recorded a provision for civil reparation for S/ 488.9 million that corresponds to a legal contingency related to the participation of the Company and two of its subsidiaries as minority partners in developed infrastructure projects in Peru, with companies belonging to the Odebrecht Group and construction projects related to the Construction Club. As result of the criminal investigations conducted by the Public Ministry, on September 15, 2022 the Company subscribed the final Plea Agreement with the Public Prosecutor’s Office and the Attorney General’s Office, establishing the amount of the civil reparation to the Peruvian State. The Plea Agreement enforceability is subject to court approval by the Peruvian Justice Court. Additionally, as of December 31, 2002, the Company recorded a provision for contingencies for S/ 52.4 million in relation to the sanctioning administrative process conducted by Peruvian National Institute for the Defense of Fee Competition and the Intellectual Property Protection (INDECOPI) related to the Construction Club, for which the Company is awaiting the rule in the final INDECOPI’s administrative instance.

We identified the evaluation of the provisions for civil reparation and the sanctioning administrative process as a critical audit matter. Subjective auditor judgment was required to evaluate the Company’s determination of the probable compensation for the civil reparation to the Peruvian State and the probable penalty as a result of the INDECOPI’s sanctioning administrative process due to the complexity, uncertainty and length of the legal and administrative processes.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to these provisions for contingencies. We evaluated the report of the external legal advisors of the Company in relation to their assessment of the Plea Agreement and the INDECOPI’s sanctioning administrative process. We read the Plea Agreement subscribed on September 15, 2022, between the Public Prosecutor’s Office, Attorney General’s Office, and the Company, and we compared the amounts described in the Plea Agreement and the amounts recognized in the consolidated financial statements.

Revenue recognition for engineering and construction contracts with customers

As discussed in Note 2.W to the consolidated financial statements, the Company recognizes revenue from engineering and construction contracts with customers over time using the output method to measure the physical percentage-of-completion, which is based on surveys of performance by the Company’s experts. The Company recorded S/ 2,451 million of revenue from construction contracts for the year ended December 31, 2022.

We identified the evaluation of revenue recognition for engineering and construction contracts with customers as a critical audit matter. Evaluating the Company’s determination of the physical percentage-of-completion based on surveys of performance by the Company’s specialist involved a high degree of subjective auditor judgment. Specialized skills and knowledge were also required to evaluate the Company’s determination of the physical percentage of completion.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the professional qualifications and the knowledge, skills, and ability of the Company’s specialists involved in measuring the contract’s physical percentage-of-completion. For a sample of construction revenue, we (i) inspected contracts signed between the Company and customers to evaluate the effects on revenue recognition of the relevant contractual conditions, (ii) analyzed the underlying documentation for the revenue recognized, (iii) interviewed and inspected documentation prepared by project personnel and (iv) involved professionals with specialized skills and knowledge in engineering, who assisted in the evaluation of the physical percentage-of-completion of the sample of construction revenue based on information provided by the Company.

/s/ Emmerich, Córdova y Asociados S. Civil de R.L.

We have served as the Company’s auditor since 2022. Lima, Peru

May 15, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
AENZA S.A.A.:

Opinion on Internal Control Over Financial Reporting

We have audited AENZA S.A.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended , and the related notes (collectively, the consolidated financial statements), and our report dated May 15, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

●	The information technology general controls (ITGCs) related to the Company’s information technology (IT) systems were ineffective. Therefore, the automated process-level controls and manual controls dependent upon the accuracy and completeness of information derived from those IT systems were also ineffective, because they could have been adversely impacted; and

●	With regards to compliance with IFRS 15 – Revenue Recognition (IFRS 15), the Company did not effectively design and implement process-level control activities related to the recognition of revenue and costs within the engineering and construction segment.

These material weaknesses were primarily due to:

●	With regards to the Company’s control environment, the Company’s resources did not have the necessary expertise and accountability for the design, implementation, operation, and documentation of certain internal controls over financial reporting and IT systems.

●	The Company’s risk assessment process did not identify relevant risks of material misstatement related to recognition of revenue and costs within the engineering and construction segment and ITGCs.

●	The Company’s structures, reporting lines, authorities and responsibilities regarding ITGCs and their impact on process-level controls were not appropriately established. Thus, the Company’s information and communication process that identified and assessed the controls necessary to ensure the reliability of the information used in financial reporting and that communicated relevant information about roles and responsibilities for internal control over financial reporting, was not effective.

●	The Company’s assessment of the operation of internal control over financial reporting, including monitoring activities, the continued appropriateness of control design and level of supporting documentation was not effective.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Emmerich, Córdova y Asociados S. Civil de R.L.

We have served as the Company’s auditor since 2022. Lima, Peru

May 15, 2023

Emmerich, Cordova y Asociados S. Civil de R.L.,

PCAOB ID: 2282

Lima, Peru

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Directors

AENZA S.A.A. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aenza S.A.A. and its subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Aenza S.A.A. and its subsidiaries (the “Company”) as of December 31, 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes. We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and their cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because material weaknesses in internal control over financial reporting existed as of that date related to deficiencies in the operational effectiveness of controls over SOX compliance. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the Management Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Emphasis of Certain Matters

1.	As discussed in Note 1 to the financial statements, Aenza S.A.A., in the so-called Lava Jato case, participated as a minority partner, directly and/or through subsidiaries and other entities with companies of the Odebrecht Group for the development of six projects of infrastructure; Cumbra Perú S.A. and Unna Transporte S.A.C. (formerly Concar S.A.C) (both subsidiaries of AENZA S.A.A.) were included in the criminal investigation that the Peruvian authorities have been carrying out for the alleged crime of corruption in relation to the Construction Club. Based on the Agreement entered into with the Prosecutor’s Office and the Attorney General’s Office on May 21, 2021, the Company registered in the financial statements as of December 31, 2021, the present value of the provision for the amount of S/240.1 million. The specific terms and conditions of the aforementioned Agreement are subject to judicial approval. Additionally, the National Institute for the Defense of Free Competition and the Protection of Intellectual Property of Peru (INDECOPI), has incorporated Cumbra Perú S.A. in some administrative sanctioning procedure related to the Construction Club and has incorporated Cumbra Peru S.A. and Unna Transporte S.A.C. in some administrative sanctioning procedure related to the labor recruitment market in the construction sector. The company and its legal advisors estimate that the fine related to the Construction Club amounts to S/52.6 million and that the fine related to the labor recruitment market in the construction sector amounts to S/4.8 million, which have been registered in the financial statements as of December 31, 2021. Management of the Company cannot rule out the possibility of finding, in the future, adverse evidence, nor does it rule out that the authorities or third parties find, in the future, adverse evidence not currently known regarding other projects developed during the period under investigation.

2.	As indicated in Notes 12 and 15 to the consolidated financial statements, the Company has an account receivable from Gasoducto Sur Peruano (associate) for S/ 643.8 million as of December 31, 2021. Gasoducto Sur Peruano entered into a bankruptcy process due to the early termination of the concession contract with the Peruvian government to build, operate and maintain the transportation system for natural gas pipelines; this process is in the creditors’ recognition stage that will form the creditors’ assembly. Based on the preliminary plea agreement signed with the Peruvian authorities, the Company desisted from requesting arbitration for the collection of that debt; however, according to the opinion of its legal advisors, the Company considers that Gasoducto Sur Peruano can exercise its right to collect from the Peruvian State for the net book value of the concession assets and thus recover the corresponding accounts receivable

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

Provision for civil reparation

As described in note 22 to the consolidated financial statements, as of December 31, 2021, the company has registered a legal contingency for civil reparation amounting to S/240.1 million. That value corresponds to a probable compensation related to the participation of the Company and its subsidiaries as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and the projects associated with the Construction Club. As indicated in notes 1 and 22, the Company recognized the civil compensation provisions based on the projects that have been reviewed with the Ad Hoc Prosecutor, the formulas established in Law 30737, and the conditions based on the Agreement entered into with the Prosecutor’s Office on May 21, 2021.The use of estimates and judgments based on the negotiations developed during the plea agreement process is required by management to determine its provision. The principal considerations for our determination that performing procedures related to the legal provision of civil reparation is a critical audit matter are (i) the important judgments that may arise once the final plea agreement is signed, which led to (ii) a high degree of auditor judgment, subjectivity, and the effort in performing procedures related to the provision of civil reparation. Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included: (i) holding meetings with management to understand the process of updating the value of the registered civil reparation provision; (ii) requesting written and verbal communications from the general management and the audit committee on this matter; (iii) reading and evaluating the responses to our inquires made to the company’s legal advisor for matters related to the plea agreement process that could have an impact on determining the updated present value of the estimated liability as of December 31, 2021; (iv) evaluating the competence and capabilities of the external legal counsel that assessed the likelihood of loss and the estimate of the outflow of resources; (v) reviewing and testing the assumptions used in updating the present value of the provision based on . and (vi) testing the mathematical accuracy of the data that supports the calculation of the provision.

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

Determination of depreciation, depletion, amortization and impairment of long-lived assets

As described in notes 16 and 17 to the consolidated financial statements, the computation of the units-of-production method, which is used in the determination of depreciation, depletion and amortization (DD&A) of property, plant and equipment related to exploration and production and Natural Gas Treatment Plant, as well as in the determination of future cash flows used in the impairment analysis of long-lived assets, is dependent upon the estimation related to oil and gas reserves. The principal considerations for our determination that performing procedures relating to the determination of depreciation, depletion and amortization and impairment of long-lived assets is a critical audit matter are (i) the significant judgment by management, including the estimation of oil and gas reserves used to calculate the DD&A and perform the impairment analysis management uses internal reservoir engineers (hereinafter “specialists”) when estimating the reserves, which are determined based on geological, technical and economic factors. Estimates of oil and gas reserves depend upon a number of variable factors and key assumptions, including, quantities of oil and gas that are expected to be recovered, the timing of the recovery, production levels, operating and capital costs to be incurred, sales price, among others, which led to (ii) a high degree of subjectivity in the auditor’s judgment for the performance of audit procedures and evaluating management’s significant assumptions related to the inherent technical engineering nature of the reserves estimation process, which requires the use of specialists in the performance of the assessment, including in the determining the reasonableness of management’s key assumptions previously identified. Addressing the matter involved performing procedures and evaluating audit evidence in relation to forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) obtaining an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to calculate the DD&A and to perform its impairment analysis, including management’s controls over the completeness and the accuracy of the financial data provided to the internal specialists for use in estimating oil and gas reserves and methodology used to develop such estimates; (ii) evaluating the estimated quantity of oil and gas reserves expected to be recovered used to calculate the DD&A and in the impairment calculation, we obtained the reports from internal specialists hired by management and evaluated the competency and objectivity of the specialists through the consideration of their professional qualifications, experience and their use of accepted industry practices; (iii) evaluating the completeness and accuracy of the financial data and inputs described above, which were used by the specialists in estimating oil and gas reserves by agreeing them to the DD&A and cash flows used in impairment analysis; (iv) for proved undeveloped reserves, we evaluated management’s development plan for compliance with the SEC rule that undrilled locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time, by assessing consistency of the development projections with the Company’s drill plan and the availability of capital relative to the drill plan and (v) testing the mathematical accuracy of the DD&A computations and reviewed the model of impairment analysis of long-lived assets by assessing the consistency between the estimation of oil and gas reserves prepared by the specialists with volumes of reserves included in the projected financial information, among other procedures

Moore Assurance S.A.S.

PCAOB ID: 6006 Bogotá, Colombia

We served as the Company’s auditor from 2017 to May 2022.

May 16, 2022, except for note 2.AA. “Immaterial correction of balances previously submitted as of December 31, 2021” as to which the date is May 15, 2023.

AENZA S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of December 31, 2021 and 2022

In thousands of soles	Note	2021	2022
Assets
Current assets
Cash and cash equivalents	9	957,178	917,554
Trade accounts receivable, net	10	834,632	1,078,582
Accounts receivable from related parties	11	20,817	27,745
Other accounts receivable, net	12	487,058	393,195
Inventories, net	13	488,326	346,783
Prepaid expenses		32,142	28,098
Total current assets		2,820,153	2,791,957

Non-current assets
Trade accounts receivable, net	10	683,306	723,869
Accounts receivable from related parties	11	643,897	542,392
Prepaid expenses		23,607	17,293
Other accounts receivable, net	12	201,360	285,730
Inventories, net	13	-	65,553
Investments in associates and joint ventures	14	31,173	14,916
Investment property, net	15.A	63,011	61,924
Property, plant and equipment, net	15.B	303,170	284,465
Intangible assets and goodwill, net	16	743,391	787,336
Right-of-use assets, net	15.C	47,717	50,207
Deferred tax asset	23	276,346	295,638
Total non-current assets		3,016,978	3,129,323
Total assets		5,837,131	5,921,280

Liabilities
Current liabilities
Borrowings	17	241,340	574,262
Bonds	18	69,838	77,100
Trade accounts payable	19	912,826	1,027,256
Accounts payable to related parties	11	51,004	53,488
Current income tax		94,958	69,652
Other accounts payable	20	754,981	705,442
Other provisions	21	155,545	132,926
Total current liabilities		2,280,492	2,640,126

Non-current liabilities
Borrowings	17	338,560	305,631
Bonds	18	1,191,084	792,813
Trade accounts payable	19	-	9,757
Other accounts payable	20	92,369	102,319
Accounts payable to related parties	11	50,712	27,293
Other provisions	21	329,497	569,027
Deferred tax liability	23	98,407	128,308
Total non-current liabilities		2,100,629	1,935,148
Total liabilities		4,381,121	4,575,274

Equity	22
Capital		871,918	1,196,980
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,131,574	1,142,092
Other reserves		(68,629)	(97,191)
Retained earnings		(893,803)	(1,342,362)

Equity attributable to controlling interest in the Company		1,203,045	1,061,504
Non-controlling interest	31	252,965	284,502
Total equity		1,456,010	1,346,006
Total liabilities and equity		5,837,131	5,921,280

Notes from 7 to 119 are an integral part of these consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Consolidated Statement of Profit or Loss
For the years ended December 31, 2020, 2021 and 2022

In thousands of soles	Note		2020	2021	2022
Revenue
Revenue from construction activities			1,854,819	2,467,477	2,451,067
Revenue from services provided			936,485	1,094,439	1,104,900
Revenue from real estate and sale of goods			394,249	579,482	849,157
Total revenue from ordinary activities arising from contracts with customers	24		3,185,553	4,141,398	4,405,124
Cost
Cost of construction activities			(1,792,719)	(2,373,482)	(2,465,279)
Cost of services provided			(807,113)	(900,317)	(926,076)
Cost of real estate and sale of goods			(308,339)	(454,484)	(566,138)
Cost of sales and services	25		(2,908,171)	(3,728,283)	(3,957,493)
Gross profit			277,382	413,115	447,631
Administrative expenses	25		(134,013)	(179,613)	(162,598)
Other income and expenses	27		(181,182)	(4,477)	(290,614)
Operating (loss) profit			(37,813)	229,025	(5,581)
Financial expenses	26.	A	(141,803)	(196,415)	(156,474)
Financial income	26.	A	6,582	2,646	15,454
Interest for present value of financial asset or liability	26.	B	28,182	(63,032)	(86,014)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	14		770	(861)	1,907
Loss before income tax			(144,082)	(28,637)	(230,708)
Income tax expense	28		(54,172)	(46,405)	(131,346)
Loss from continuing operations			(198,254)	(75,042)	(362,054)
Loss from discontinued operation, net of tax	35		(16,924)	(26,774)	-
Loss for the year			(215,178)	(101,816)	(362,054)

(Loss) profit attributable to:
Controlling interest in the Company			(241,397)	(141,770)	(451,151)
Non-controlling interest			26,219	39,954	89,097
			(215,178)	(101,816)	(362,054)

Loss per share attributable to controlling interest in the Company during the year	33		(0.277)	(0.163)	(0.403)
Diluted loss per share attributable to controlling interest in the Company during the year	33		-	(0.142)	(0.377)
Loss per share from continuing operations attributable to controlling interest in the Company during the year	33		(0.257)	(0.132)	(0.403)
Diluted loss per share from continuing operations attributable to controlling interest in the Company during the year	33		-	(0.115)	(0.377)

Notes from 7 to 119 are an integral part of these consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Consolidated Statement of Other Comprehensive Income
For the years ended December 31, 2020, 2021 and 2022

In thousands of soles	Note	For the year ended as of December 31,
		2020	2021	2022
Loss for the year		(215,178)	(101,816)	(362,054)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		(626)	-	-
Other comprehensive income recycled		-	-	(7,461)
Foreign currency translation adjustment, net of tax		1,571	(5,009)	(20,911)
Exchange difference from net investment in a foreign operation, net of tax		708	(428)	(289)
Other comprehensive income for the year, net of tax	29	1,653	(5,437)	(28,661)
Total comprehensive income for the year		(213,525)	(107,253)	(390,715)
Comprehensive income attributable to:
Controlling interest in the Company		(239,804)	(147,425)	(479,713)
Non-controlling interest		26,279	40,172	88,998
		(213,525)	(107,253)	(390,715)
Total comprehensive income for the year attributable to controlling interest in the Company:
Continuing operations		(222,225)	(120,651)	(479,713)
Discontinued operations		(17,579)	(26,774)	-
		(239,804)	(147,425)	(479,713)

Notes from 7 to 119 are an integral part of these consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Consolidated Statement of Changes in Equity
For the years ended December 31, 2020, 2021 and 2022

		Number of shares in		Legal	Voluntary	Share	Other	Retained		Non-controlling
In thousands of soles	Note	thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total
Balances as of January 1, 2020		871,918	871,918	132,011	29,974	1,132,179	(176,386)	(497,425)	1,492,271	401,877	1,894,148
(Loss) profit for the year		-	-	-	-	-	-	(241,397)	(241,397)	26,219	(215,178)
Cash flow hedge		-	-	-	-	-	(594)	-	(594)	(32)	(626)
Foreign currency translation adjustment		-	-	-	-	-	1,479	-	1,479	92	1,571
Exchange difference from net investment in a foreign operation		-	-	-	-	-	708	-	708	-	708
Comprehensive income of the year		-	-	-	-	-	1,593	(241,397)	(239,804)	26,279	(213,525)
Transactions with shareholders:
Dividend distribution	32	-	-	-	-	-	-	-	-	(82,412)	(82,412)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(15,725)	(15,725)
Additional acquisition of non-controlling		-	-	-	-	(605)	-	-	(605)	(89)	(694)
Total transactions with shareholders		-	-	-	-	(605)	-	-	(605)	(98,226)	(98,831)
Balances as of December 31, 2020		871,918	871,918	132,011	29,974	1,131,574	(174,793)	(738,822)	1,251,862	329,930	1,581,792
Balances as of January 1, 2021		871,918	871,918	132,011	29,974	1,131,574	(174,793)	(738,822)	1,251,862	329,930	1,581,792
(Loss) profit for the year		-	-	-	-	-	-	(141,770)	(141,770)	39,954	(101,816)
Foreign currency translation adjustment		-	-	-	-	-	(5,230)	-	(5,230)	221	(5,009)
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(425)	-	(425)	(3)	(428)
Comprehensive income of the year		-	-	-	-	-	(5,655)	(141,770)	(147,425)	40,172	(107,253)
Transactions with shareholders:
Dividend distribution	32	-	-	-	-	-	-	-	-	(42,974)	(42,974)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(27,104)	(27,104)
Additional acquisition of non-controlling		-	-	-	-	-	46,477	-	46,477	(46,477)	-
Deconsolidation Adexus S.A.		-	-	-	-	-	-	52,131	52,131	-	52,131
Reclasification of PUT option Morelco		-	-	-	-	-	65,342	(65,342)	-	-	-
Dilution of non-controlling shareholders		-	-	-	-	-	-	-	-	(582)	(582)
Total transactions with shareholders		-	-	-	-	-	111,819	(13,211)	98,608	(117,137)	(18,529)
Balances as of December 31, 2021		871,918	871,918	132,011	29,974	1,131,574	(68,629)	(893,803)	1,203,045	252,965	1,456,010
Balances as of January 1, 2022		871,918	871,918	132,011	29,974	1,131,574	(68,629)	(893,803)	1,203,045	252,965	1,456,010
(Loss) profit for the year		-	-	-	-	-	-	(451,151)	(451,151)	89,097	(362,054)
Foreign currency translation adjustment		-	-	-	-	-	(20,814)	-	(20,814)	(97)	(20,911)
Other comprehensive income recycled		-	-	-	-	-	(7,461)	-	(7,461)	-	(7,461)
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(287)	-	(287)	(2)	(289)
Comprehensive income of the year		-	-	-	-	-	(28,562)	(451,151)	(479,713)	88,998	(390,715)
Transactions with shareholders:
Dividend distribution	32	-	-	-	-	-	-	-	-	(19,847)	(19,847)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(36,879)	(36,879)
Capital increase		325,062	325,062	-	-	10,518	-	-	335,580	-	335,580
Dilution of non-controlling shareholders		-	-	-	-	-	-	2,592	2,592	(735)	1,857
Total transactions with shareholders		325,062	325,062	-	-	10,518	-	2,592	338,172	(57,461)	280,711
Balances as of December 31, 2022		1,196,980	1,196,980	132,011	29,974	1,142,092	(97,191)	(1,342,362)	1,061,504	284,502	1,346,006

Notes from 7 to 119 are an integral part of these consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the years ended December 31, 2020, 2021 and 2022

In thousands of soles	Note	2020	2021	2022

OPERATING ACTIVITIES
Loss before income tax		(164,770)	(60,373)	(230,708)
Adjustments to profit not affecting cash flows from operating activities:

Depreciation	15	98,504	98,795	74,988
Amortization of intangible assets	16.F	98,621	106,512	102,035
Impairment (reversal) of inventories		(30)	2,984	(1,972)
Impairment of accounts receivable and other accounts receivable	25(iii) y 27.C	134,964	29,389	182,114
Debt condonation	27	(9,451)	-	(5,244)
Impairment of property, plant and equipment	25	-	8,088	10,187
Impairment of intangible assets	16	-	-	2,530
Other comprehensive income recycled		-	-	(7,461)
Other provisions		126,896	62,962	294,337
Change in the fair value of the liability for put option		245	-	-
Renegotiation of liability for acquisition of non-controlling Morelco	27	-	(70,322)	(3,706)
Financial expense, net		225,212	222,453	159,774
Impairment of investment	27.C	38	-	14,804
Incremental cost accrued		8,875	-	-
Incremental cost of acquiring interest in joint operation		-	12,732	-
Share of the profit and loss of associates and joint ventures accounted for using the equity method	14.A and B	(770)	861	(1,907)
Reversal of provisions	21	(33,264)	(13,027)	(11,930)
Disposal (reversal) of assets		8,895	2,410	137
Profit on sale of property, plant and equipment		(2,322)	(3,937)	(3,889)
Loss on remeasurement of accounts receivable and accounts payable		(25,888)	106,613	87,477
Net variations in assets and liabilities:
Trade accounts receivable		209,400	(143,190)	(336,106)
Other accounts receivable		(50,680)	42,133	(133,349)
Other accounts receivable from related parties		(20,641)	(57,258)	22,572
Inventories		22,578	59,201	78,899
Prepaid expenses and other assets		(823)	(11,681)	16,545
Trade accounts payable		(78,218)	(27,375)	130,929
Other accounts payable		(62,148)	73,966	(86,194)
Other accounts payable to related parties		3,591	7,703	(4,737)
Other provisions		(9,051)	(27,964)	(41,000)
Interest paid		(137,369)	(146,369)	(145,773)
Payments for purchases of intangible assets - Concessions		(3,519)	(5,157)	(5,645)
Income tax paid		(112,851)	(75,641)	(124,047)
Net cash provided by operating activities		226,024	194,508	33,660
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment		9,118	9,162	11,274
Interest received		4,292	2,474	12,894
Dividends received		2,318	3,445	380
Acquisition of investment property		(98)	(152)	(53)
Acquisition of intangible assets		(46,767)	(53,808)	(159,512)
Loss of deconsolidation of investment		-	(11,223)	-
Acquisition of property, plant and equipment		(33,596)	(38,087)	(63,155)
Net cash applied to investing activities		(64,733)	(88,189)	(198,172)
FINANCING ACTIVITIES
Borrowing received		185,644	281,079	493,031
Bonds issued	18(d)	-	357,424	-
Amortization of borrowings received	17.F	(262,474)	(542,918)	(216,195)
Amortization of leases	17.F	(12,689)	(5,442)	(8,536)
Amortization of bonds issued		(37,981)	(48,858)	(56,745)
Payment for debt transaction costs		-	(5,681)	(13,736)
Dividends paid to non-controlling interest	32	(82,412)	(25,693)	(34,477)
Cash received (return of contributions) from non-controlling shareholders		(15,725)	(27,104)	(36,879)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders, net	27.A	-	(33,232)	-
Net cash (applied to) provided by financing activities		(225,637)	(50,425)	126,463
(Net decrease) net increase in cash		(64,346)	55,894	(38,049)
Exchange difference		13,813	1,116	(1,575)
Cash and cash equivalents at the beginning of the year		950,701	900,168	957,178
Cash and cash equivalents at the end of the year	9	900,168	957,178	917,554
NON-CASH TRANSACTIONS:
Capitalization of interests		4,887	1,244	937
Acquisition of assets through finance leases		71	104	-
Dividends declared to non-controlling interest	32	-	17,281	-
Acquisition of right-of-use assets		12,075	7,988	21,567
Capitalization of convertible bonds	22	-	-	335,580
Reclassification to other accounts receivable by Concesionaria Via Expresa Sur		24,157	-	-
Acquisition of supplier bonds		25,871	-	-

Notes from 7 to 119 are an integral part of these consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

1. General Information

A. Incorporation and Operations

AENZA S.A.A., (hereinafter the “Company” or “AENZA”) is the parent of the AENZA Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in its investments in the different companies of the Corporation. In addition, the Company provides strategic and functional services and office leases to the companies of the Corporation. The Company registered office is at Av. Petit Thouars 4957, Miraflores, Lima.

The Corporation is a conglomerate of companies whose operations encompass different business activities such as engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate business. See details of the Corporation’s operating segments in Note 7.

B. Authorization for the Financial Statements Issuance

The consolidated financial statements for the year ended December 31, 2022 have been prepared and issued with authorization of Management and approved by the Board of Directors on May 15, 2023 and will be presented for consideration and approval to the General Shareholders’ Meeting that will be held within the terms established by Law. In Management’s opinion, the financial statements as of December 31, 2022, will be approved without any modifications.

The consolidated financial statements for the year ended December 31, 2021 were prepared and issued with the authorization of Management and approved by the Board of Directors on March 4, 2022 and were approved by the General Shareholders’ Meeting on March 31, 2022.

As indicated in note 2.AA, from the date the financial statements for the year ended December 31, 2021 were submitted to the shareholders for approval, the Company revised the balances previously presented as of December 31, 2021.

The revised consolidated financial statements for the year ended December 31, 2021 have been prepared and issued with the authorization of Management and the Board of Directors on May 15, 2023 and will be submitted for consideration and approval by the General Shareholders’ Meeting to be convened promptly.

C. Compliance with laws and regulations

The Company is involved in a series of criminal investigations conducted by the Public Ministry of Peru and administrative proceedings conducted by the National Institute for the Defense of Competition and Protection of Intellectual Property (INDECOPI, for its Spanish Acronym) based on events that occurred between years 2003 and 2016. Such situations led to significant changes in the Company’s corporate governance structure, the opening of independent investigations and the adoption of measures to address and clarify these situations.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht Group

In connection with the Lava Jato case, the Company participated as a minority partner in six infrastructure projects with Odebrecht Group, directly or through its subsidiaries, in entities or consortia. The resulting contingency from these proceedings has been determined in the Plea Agreement (“the Agreement”) signed with the Peruvian Public Prosecutor’s Office and Attorney General’s Office and includes the following projects: IIRSA Sur Tranches 2 and 3, IIRSA Norte, the Electric Train Construction Project (Tranches 1 and 2) and Gasoducto Sur Peruano (GSP)

Criminal investigations in relation to the Construction Club case

Cumbra Peru S.A. has been included, along with other construction companies, in the criminal investigation that the Public Ministry of Peru has been carrying out for the alleged crime of corruption of officials in relation to the so-called ‘Construction Club’. The resulting contingency from these proceedings has been determined in the Agreement with the Peruvian Public Prosecutor’s Office and the Attorney General’s Office.

Moreover, at the end of February 2020, the Public Ministry of Peru requested Unna Transporte S.A.C., be included in such criminal investigation. That request was approved in October 2021. Just like other executives of other construction companies, a former commercial manager of Cumbra Peru S.A., a former president of the Board of Directors, a former Director, and the former Corporate General Manager of the Company have been included in these criminal investigations.

The Company’s Management cannot guarantee the finding nor rule out the possibility of authorities or third parties finding additional adverse evidence not currently known with respect to other projects executed during the period under investigation. If applicable, these new facts could be included in the Agreement entered into with the Peruvian Public Prosecutor’s Office and the Attorney General’s Office.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Final Plea Agreement

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

On September 15, 2022, the Agreement was entered into between the Peruvian Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA S.A.A. accepted they were utilized by certain former executives to commit illicit acts in a series of periods until 2016, and committed to pay a civil compensation to the Peruvian Government of approximately S/ 488.9 million (approximately S/ 333.3 million and US$ 40.7 million, respectively) calculated according to the formulae established by Law 30737.

According to the Agreement, payment shall be made within twelve (12) years at a legal interest rate in soles and dollars (3% and 1% annual interest as of December 31, 2022, respectively). The Company also undertakes to establish a series of guarantees after the approval (by which the judge verify that the agreement are in accordance with Law) of the Agreement, composed of i) a trust agreement that includes shares issued by a subsidiary of the Company, ii) mortgage on a property owned by the Company, and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Agreement includes a restriction for AENZA S.A.A. and subsidiaries Cumbra Peru S.A. and Unna Transporte S.A.C. to participate in public construction and road maintenance contracts for 2 years from the approval of the Agreement. The other member companies of the Corporation are not subject to any impediment or prohibition to contract with the Peruvian Government. As of December 31, 2022, the Company recognized in its financial statements the total liabilities associated to the Agreement for S/488.9 million (Note 21.a) recognizing an expense of S/258.3 million under “Other Income and Expenses” and an exchange difference income of S/9.5 million under “Financial Expenses” in 2022 (Note 26.A) (As of December 31, 2021, the balance was S/240.1 million).

As of December 31, 2022, and as of the reporting date of the consolidated financial statements, in the opinion of the Company’s Management and legal advisors, the civil compensation covers the total contingency to which the Company is exposed to as a result of the investigations revealed since 2017. Nevertheless, the Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions.

Investigations and administrative process initiated by INDECOPI in relation to the Construction Club case

On July 11, 2017, the INDECOPI initiated an investigation against several Peruvian construction companies (including Cumbra Peru S.A.), about the existence of an alleged cartel called the Construction Club.

On February 11, 2020, the subsidiary Cumbra Peru S.A. was notified by the Technical Secretariat (the “TS”) of the Free Competition Defense Commission of INDECOPI with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of Public Works.

On November 17, 2021, the Commission imposed a fine of approximately S/67 million against Cumbra Peru S.A., which is currently being challenged and is pending of resolution by the final administrative instance within the INDECOPI Court. As of December 31, 2022, Cumbra Peru S.A. recorded an provision amounting to S/52.4 million (as of December 31, 2021 a present value equivalent to S/52.6 million was recorded).

Investigations and administrative process initiated by INDECOPI in relation to the labor recruitment market

On February 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. were notified with Resolution 038-2021/CLC-INDECOPI, by means of which the National Directorate of Research and Promotion of Free Competition of INDECOPI decided to initiate an administrative sanctioning procedure regarding the alleged horizontal collusive practice in the modality of concerted sharing of suppliers in the market of hiring workers in the construction sector at national level from 2011 to 2017.

On April 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. proposed a cease-and-desist agreement for the early termination of the sanctioning administrative procedure, where they (i) accepted the alleged conduct, (ii) committed to comply with a free competition rules compliance program during years 2022, 2023, and 2024, and (iii) committed to paying a compensation amounting to S/ 2.7 million in two installments (the first one within 60 days after the notification of the Resolution approving the cessation undertaking and the second one within 12 months). By means of Resolution 054-2022/CLC-INDECOPI dated August 19, 2022, the INDECOPI approved the proposed cease-and-desist agreement and concluded the sanctioning procedure.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

2. Basis of Preparation and Significant Accounting Policies

Significant accounting policies applied to prepare the consolidated financial statements are detailed below. These policies have been applied consistently to all years presented in these consolidated financial statements; unless otherwise indicated.

Going concern basis of accounting

Management continues to have a reasonable expectation that the Corporation has adequate resources to continue in operation for a reasonable period of time and that the going concern basis of accounting remains appropriate. Following the Post Covid stabilization process initiated in 2021, the Corporation was able to regain operational control of all its operations in 2022. As of December 31, 2022 AENZA’s consolidated backlog amounted to S/5,327.6 million (US$1,394.7 million). Corporation believes that backlog provides visibility for potential growth in the coming years and that is strategically targeted to key end-markets such as mining, infrastructure, power, energy and real estate. As a leading Peruvian conglomerate in Infrastructure, Energy, Real Estate, and Engineering & Construction segments with a diversified and difficult-to-replicate portfolio of best-in-class assets and an attractive growth strategy, the Corporation is well-positioned to capitalize upon the significant infrastructure deficit and other business opportunities in Latin America.

For the year ended 2022, the Corporation’s current assets as of December 31, 2022 were S/2,792 million and the Corporation’s cash and cash equivalents were S/917.6 million. As of December 31, 2022, Corporation had a total outstanding indebtedness of S/1,690.7 million (US$442.6 million). In 2022, the Corporation recognized a loss of the year of S/362.1 million, which were affected primarily by non-recurring costs in relation to past projects in the E&C segment and the provision related to the Plea Agreement signed on September 15, 2022. For the year ended December 31, 2022, the Company recognized in its financial statements the total liabilities associated with the Plea Agreement recognizing an expense of S/258.3 million. In this sense AENZA is committed to pay a civil compensation to the Peruvian Government of approximately S/488.9 million. Additionally, on March 17, 2022, the Corporation entered into a bridge loan credit agreement for up to US$120 million that matures in October 2023.

The appropriateness of the going concern basis of accounting is dependent on the continued availability of borrowings. Management has the ability to take the following mitigation actions to preserve liquidity and optimize the Group’s cash flow:

- Reducing non-essential capital expenditures and deferring or cancelling discretionary spend;

- Financial restructuring, including a short-term and long-term structural solutions and capital increase.

Based on these factors, Management has a reasonable expectation that the Corporation has adequate resources headroom.

A. Basis of preparation

i. Basis of accounting

The consolidated financial statements of the Company and its Subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) effective as of December 31, 2022.

ii. Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, according to the Corporation’s accounting records, except for derivative financial instruments and investment property, which are measured at fair value.

iii. Responsibility for the information

The information contained in these financial statements is the responsibility of the Management of the Corporation that expressly states that all the principles and criteria included in the IFRSs as issued by the IASB, effective as of December 31, 2021 and 2022, have been applied.

iv. Functional and presentation currency

These consolidated financial statements are presented in soles (S/), which is the Corporation’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The functional currencies of the Subsidiaries domiciled in Chile and Colombia are CLP (Chilean Pesos) and COP (Colombian Pesos), respectively.

v. Use of judgments and estimates

In preparing these consolidated financial statements, Management has made judgments and estimates that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

■	Revenue recognition: identification of performance obligations and determination of revenue recognition at a point in time (Note 2.W).

■	Lease term: whether the Company and its Subsidiary are reasonably certain to exercise extension options in leases (note 2.Y).

■	Estimate of current tax payable and current tax expense in relation to an uncertain tax treatment (Note 2.R).

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as of December 31, 2021 and 2022, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities is included in the following notes:

■	Measurement of expected credit losses (ECL) allowance for trade receivables and contract assets: (Note 2.I);

■	Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources (Note 2.T);

■	Recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized in previous periods (Note 2.R);

■	Allowance for inventory obsolescence (Note 2.J);

■	Allowance for useful lives and residual values of property, plant, and equipment (Note 2.L).

Measurement of fair values

A number of the Corporation’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified. The Company regularly reviews significant unobservable inputs and valuation adjustments.

When measuring the fair value of an asset or a liability, the Corporation uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	Measurement based on quoted prices in active markets for identical assets or liabilities.

Level 2:	Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Measurement based on inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Corporation recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during the period which the change occurred.

B. Consolidation of financial statements

i. Subsidiaries

The Company ‘controls’ an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Business acquisition-related costs are expensed as incurred. Balances, income, and expenses from transactions between Corporation companies are eliminated. Profits and losses resulting from inter-group transactions that are recognized as assets are also eliminated.

ii. Business Combinations

The Corporation accounts for business combinations using the acquisition method when control is transferred to the Corporation. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred.

iii. Non-controlling interests

For each business combination, the Corporation shall select between measuring the non-controlling interests in the acquiree at fair value or at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Changes in the Corporation’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv. Associates

Associates are those entities in which the Corporation has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Corporation has joint control, whereby the Corporation has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Corporation’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

v. Joint arrangements

Under IFRS 11, investments in joint arrangements are classified as either a joint operation or as a joint venture depending upon each investor’s rights and obligations arising from the arrangement. The Corporation has assessed the nature of its joint arrangements and determined that they are joint ventures.

Joint ventures are accounted for using the equity method. Under the equity method, interest in joint ventures is initially recognized at cost and adjusted thereafter to recognize the Corporation’s share of post-acquisition profits and losses, as well as movements in other comprehensive income. When the Corporation’s share in the losses of a joint venture equals or exceeds its interest in such joint venture (including any long-term share that is substantially part of the Corporation’s net investment in the joint venture), the Corporation does not recognize additional losses, unless it has assumed obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Corporation and its joint ventures are eliminated to the extent of the Corporation’s interest in such joint ventures. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the transferred asset. Gains arising from the application of the equity of accounting method are recognized in the consolidated statement of profit or loss and other comprehensive income.

In the Corporation, joint operations mainly relate to consortia (entities without legal personality) created for the development of construction contracts. Considering that the only objective of this type of consortium is to develop a specific project, all revenue and costs are included within revenue from construction activities and cost of construction activities, respectively.

vi. Changes in ownership interest in a subsidiary that do not result in a loss of control

Transactions with non-controlling shareholders that do not result in loss of control are accounted for as equity transactions, i.e. as transactions with owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of shares to non-controlling shareholders are also recorded in equity at the time of disposal.

vii. Disposal of subsidiaries

When the Corporation loses control of a subsidiary, any interest retained in said entity is remeasured at its fair value at the date it loses control of the subsidiary, and any change in respect to the carrying amount is recognized in profit or loss. Subsequently, said fair value is considered the initial carrying amount for purposes of accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Corporation had directly disposed of the related assets or liabilities. This means that the amount previously recognized in other comprehensive income could be reclassified to profit or loss for the year.

viii. Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Corporation’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

C. Foreign currency translation

i. Functional and presentation currency

These consolidated financial statements are presented in soles (S/), which is the Corporation’s functional and presentation currency. All subsidiaries, joint arrangements, and associates use the Peruvian sol as their functional currency, except for foreign subsidiaries, for which the functional currency is the currency of the country in which they operate.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

ii. Transactions and balances

Transactions in foreign currency are translated into functional currency at the exchange rates at the dates of the transactions or the valuation date in the case of items that are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the statement of profit or loss, except when deferred in other comprehensive income. Foreign exchange gains and losses of all monetary items are included in the statement of other comprehensive income under ‘Exchange difference, net’.

Exchange differences arising from foreign currency loans granted by the Company to its subsidiaries are recognized in profit or loss both in the consolidated financial statements of the Company and in the separate financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are reclassified to profit or loss in the event of the disposal of the subsidiary or debt repayment to the extent such loans qualify as part of the “net investment in a foreign operation.”

iii. Corporation companies

The results and financial position of the Corporation entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the Corporation’s presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position are translated at the closing rate at the date of that consolidated statement of financial position;

(ii)	income and expenses for each statement of profit or loss are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate prevailing on the date of the transaction);

(iii)	capital is translated by using the historical exchange rate for each capital contribution made; and

(iv)	all resulting exchange differences are recognized as separate components in other comprehensive income, under ‘Translation of net investment in foreign operations’.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences are recognized in other comprehensive income.

D. Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Corporation’s Management.

If there are changes in the internal organization in a manner that causes the identification of operating segments to change, the Corporation shall restate the comparative information for earlier periods unless the information is not available.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

E. Public service concessions

Concession agreements entered into between the Corporation and the Peruvian government whereby the Corporation, acting in its capacity as concessionaire, assumes obligations for the construction and improvement of infrastructure, and which qualify as public service concessions are accounted as defined by IFRIC 12 Service Concession Arrangements. Under these arrangements, the government controls and regulates the infrastructure services provided by the Company and establishes to whom these services are to be provided and at what prices. The concession agreement establishes the obligation to return the infrastructure to the grantor at the end of the concession term or when there is any expiration event. This feature gives the grantor the control over the risks and rewards of the residual value of the assets at the end of the concession term. For this reason, the Company will not recognize infrastructure as part of its premises, plant, and equipment. The consideration to be received from the Peruvian government for public infrastructure construction or improvement activities is recognized as a financial asset, intangible asset, or both, as set forth below:

i.	It is recognized as a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset either because the government guarantees to pay specified or determinable amounts or because the government covers the shortfall between the amounts received, as concessionaire, from users of the public service and specified or determinable amounts. These financial assets are initially recognized at fair value, and, subsequently, at amortized cost (financial asset model).

ii.	It is recognized as an intangible asset to the extent that the agreement provides the Corporation with a contractual right to charge users for public services rendered. The resulting intangible asset measured at cost is amortized as described in Note 2.M (intangible asset model).

iii.	It is recognized as a financial asset and an intangible asset when the Corporation is paid partly by a financial asset and partly by an intangible asset (bifurcated model).

F. Financial instruments

i. Recognition and initial measurement

Trade accounts receivable are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Corporation becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade account receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not measured at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. An account receivable without a significant financing component is initially measured at the transaction price.

ii. Classification and subsequent measurement

■	Financial assets

On initial recognition, assets are classified as measured at amortized cost or Fair Vale Through Profit and Loss (“FVTPL”). The classification depends on the purpose for which the financial assets were acquired based on the Company’s business model for managing the financial assets and the characteristics of the contractual cash flows of the financial asset.

Management determines the classification of its financial assets at the date of initial recognition and reevaluates this classification as of the date of each consolidated financial statement closing. As of December 31, 2021 and 2022, the Company only holds financial assets at amortized cost.

A financial asset is measured at amortized cost if both of the following conditions are met and is not measured at FVTPL:

-	It is held within a business model whose objective is to hold the financial assets to collect contractual cash flows; and

-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above are measured at FVTPL. This includes all derivative financial assets that are not cash flow hedge. On initial recognition, the Corporation may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch or recognition that would otherwise arise.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Subsequent measurement and gains and losses:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

The Corporation classified its financial assets at amortized cost.

■	Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, and are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest income and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

iii. Derecognition

Financial assets

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset.

The Corporation enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Corporation derecognizes a financial liability when its contractual obligations are discharged or canceled, or expire. The Corporation also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv. Offsetting

Financial assets and financial liabilities are offset, and the net amount presented in the consolidated statement of financial position when, and only when, the Corporation currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

v. Derivative financial instruments and hedge accounting

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivative financial instruments are measured at fair value, and changes therein are generally recognized in profit or loss. The Corporation designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates.

At inception of designated hedging relationships, the Corporation documents the risk management objective and strategy for undertaking the hedge. The Corporation also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

As of December 31, 2021 and 2022, the Corporation does not hold derivative financial instruments.

G. Impairment

i. Financial assets

Financial instruments and contract assets

The Corporation considers a financial asset to be nonperforming when contractual payments are more than 365 days past due. However, in certain cases, the Corporation may consider a financial asset to be nonperforming when internal or external information indicates that it is unlikely that the Corporation will receive the contractual amounts due before the Company executes the guarantees received. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

IFRS 9 Financial Instruments requires that expected credit losses be recorded for all financial assets, except those carried at FVTPL, estimating them over twelve months or over the lifetime of the financial instrument (“lifetime”). Under this standard, the Company applies the general approach for trade and other accounts receivable, which requires assessing whether credit risk has significantly increased to determine whether the loss shall be estimated based on 12 months after the reporting date or during the lifetime of the asset.

Loss allowances for trade receivables are always measured at an amount equal to lifetime expected credit loss (“ECL’s”). When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and informed credit assessment, loss of the time value of money and individual analysis of the clients (considering their geographical location).

At each reporting date, the Corporation assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

■	significant financial difficulty of the issuer or debtor;

■	a breach of contract such as a default or being more than 90 and 180 days past due;

■	it is probable that the debtor will enter bankruptcy or other financial reorganization; or

■	the disappearance of an active market for a security because of financial difficulties.

For financial assets for which the Company has no reasonable expectation of recovering either all or a portion of the outstanding amount, the gross carrying amount of the financial asset is reduced. This is considered a (partial) derecognition of the financial asset.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

The gross carrying amount of a financial asset is written off when the Corporation has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers and for corporate customers, the Corporation individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Corporation expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Corporation’s procedures for recovery of amounts due.

ii. Non-financial assets

At each reporting date, the Corporation reviews the carrying amounts of its non-financial assets (other than investment property, inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets with an indefinite useful life are tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or Cash Generating Unit’s (“CGU”). Goodwill arising from a business combination is allocated to CGU or group of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

H. Cash and cash equivalents

In the consolidated statement of financial position and cash flows, cash and cash equivalents include cash on hand, demand deposits with banks, other highly liquid investments with maturities of three months or less and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are included in the balance of other financial liabilities as current liabilities.

I. Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods or services sold by the Corporation. If any trade account receivable is expected to be collected within one year, it is classified as current; otherwise, it is classified as non-current.

Trade accounts receivable are initially recognized at transaction value, and subsequently, they are measured at amortized cost using the effective interest method, less any provision for impairment, except for trade accounts receivable of less than one year that are recorded at face value which is similar to their fair values due to their short-term maturity.

It includes Management’s estimates corresponding to collection rights for services performed but not yet invoiced and/or approved by client, which have been valued using the percentage of completion method. It corresponds mainly to the Engineering and Construction segment (subsidiaries Cumbra Peru S.A. and Cumbra Ingenieria S.A.). In the Infrastructure segment, concerning concessions, it corresponds to future collections for public services, mainly represented by unconditional contractual rights to be received from the Grantor under the financial asset model (Note 2.E)

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

J. Inventories

The inventories include land, work-in-progress and finished buildings related to the real estate activity, materials used in the construction activity, and supplies traded as part of the exploration and extraction activity.

i. Real Estate Activity

Land used for the execution of real estate projects is recognized at acquisition cost. Work-in-progress and finished real estate include the costs of design, materials, direct labor, borrowing costs (directly attributable to the acquisition, construction, production of the qualifying asset), other indirect costs, and general expenses related to the construction. The lands used for real estate projects with launch date in future periods are presented as non-current asset.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses. Annually, the Corporation reviews whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) land bought for future real estate projects which are compared to their appraisal value, if the acquisition value is higher, a provision for impairment is recognized; ii) land under construction: in this case impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, an estimate for impairment is recorded; and iii) finished real estate units: these inventory items are compared to the selling prices less commercialization costs; if they are higher, a provision for impairment is recorded.

For the reductions in the carrying amount of these inventories to their net realizable value, a provision is recognized for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

ii. Exploration and extraction activities

Inventories are valued at the lower of production costs and net realizable value (“NRV”), on the basis of the weighted average method. The NRV represents the value at which it is estimated to realize oil, gas and its derivatives LPG and Saturated Acyclic Hidrocarbons, which is calculated on the basis of international prices less the discounts usually granted. Miscellaneous supplies, materials, and spare parts are valued at the lower of cost and replacement value, based on the average method. The cost of inventories excludes financing expenses and exchange differences. Inventories in transit are recorded at cost, using the specific identification method.

The Corporation registered a provision for materials impairment to profit and loss for the cases in which book value exceeds recoverable value.

iii. Other activities

Materials and supplies are recorded at the lower of cost (by the weighted average method) and their replacement cost. The cost of these items includes freight and non-refundable applicable taxes.

Impairment of these items is estimated on the basis of specific analyses performed by Management on their turnover. If it is identified that the carrying amount of inventories of materials and supplies exceeds their replacement value, the difference is charged to profit or loss in the period in which this situation is determined.

Management considers that, as of the date of the consolidated financial statements, it is not necessary to record provisions additional to those recognized in the financial statements to cover losses due to obsolescence of these inventories.

K. Investment properties

Investment properties are shown at cost less their accumulated depreciation and impairment losses, if any. Subsequent costs attributable to investment properties are capitalized only if it is probable that future economic benefits will flow to the Company and the cost of these assets can be measured reliably; otherwise, they are recognized as expenses when incurred.

Maintenance and repair expenses are recognized in profit or loss in the period when they are incurred. If the carrying amount of a property is greater than its estimated recoverable amount, it is immediately reduced to its recoverable amount.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Depreciation is calculated under the straight-line method at a rate that is considered sufficient to absorb the cost of assets at the end of the useful life and considering their significant components, with substantially different useful lives (each component is accounted for separately for depreciation purposes and is depreciated over its separate useful life). The estimated useful lives of those properties range from 5 to 50 years.

These investment properties have been leased under operating leases to third parties.

L. Property, plant, and equipment

i. Recognition and measurement

These assets are stated at historical cost less accumulated depreciation and accumulated losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Assets under construction are capitalized as a separate component. Upon completion, the cost of these assets is transferred to their definitive category. Replacement units are assets whose depreciation begins when units are installed for use within the related asset.

ii. Subsequent expenditure

Subsequent expenditures are included in the carrying amount of the asset or they are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits will flow to the Corporation, or are likely to extend the estimated useful life of the asset, and the cost of these assets can be measured reliably. Maintenance and repair expenses are presented in the consolidated statement of profit or loss in the period when incurred.

iii. Depreciation

Depreciation is calculated using the straight-line method based on the estimated useful life of the asset. The estimated useful lives are as follows:

Years
Buildings and premises	3 to 50
Machinery and equipment	2 to 20
Vehicles	2 to 10
Furniture and fixtures	2 to 10
Other equipment	2 to 10

Depreciation of machinery and equipment, and vehicles recognized as “Major equipment” is calculated based on their hours of use. Under this method, the total number of hours that the machinery and equipment can operate is estimated and an hourly value is established.

The residual value and the useful life of an asset are reviewed and adjusted, if necessary, at year-end. Profit or loss for the sale of assets are recognized in ‘Other income and expenses’ in the statement of profit or loss. Regarding joint operations that carry out construction activities, the difference between the proceeds from disposals of fixed assets and their carrying amount is shown within ‘Revenue from construction activities’ and ‘cost of construction activities’, respectively.

M. Intangible assets

i. Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the fair value of the net identifiable assets. If the purchase consideration, the amount of any non-controlling interest in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree is lower than the fair value of the net assets of the acquired subsidiary, then the difference is recognized in the statement profit or loss.

Goodwill arising from a business combination is allocated to each cash-generating unit (CGU), or group of CGUs, that are expected to benefit from the business combination. Goodwill is monitored at the operating segment level.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Goodwill is tested for impairment at least annually or more often if there is evidence of impairment. Any impairment is recognized as an expense in ‘Other income and expenses’ and cannot be reversed later.

ii. Trademarks

Separately acquired trademarks are shown at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Management has determined that these trademarks have indefinite useful lives.

The trademark is tested for impairment at least annually or more often if there is evidence of impairment. Any impairment is recognized as an expense in ‘Other income and expenses’. The carrying amount written off due to impairment is reviewed at each reporting date to verify possible reversals of the impairment and is recognized in ‘Other income and expenses’.

iii. Concession rights

The intangible asset related to the right to charge users for the services covered by the concession (Notes 2.E and F) is initially recorded at the fair value of construction or improvement services and, prior to the beginning of amortization, an impairment test is performed; it is amortized using the straight-line method, from the date revenue from services starts using the effective period of the concession agreement.

iv. Contractual customer relationships

Contractual customer relationships are assets resulting from business combinations that were initially recognized at fair value, determined on the basis of the present value of the expected net cash flows from such relationships, over a period of time based on the estimated customer tenure (the estimation of useful life is based on the contract terms which fluctuates between 5 and 9 years). The useful life and the estimate of impairment of these assets are individually assessed.

v. Cost of well development

Costs incurred during the development phase associated with the preparation of the wells for the extraction of hydrocarbons from the lots located in Talara, are capitalized as part of intangible assets. These costs are amortized over the useful lives of the wells (estimated in remaining periods for Lots I and V and the unit-of-production method for Lots III and IV), until the end of the term of the contracts with Perupetro. The Lot I contract expired in 2021 and Lot V contract will expire in 2023.

The Corporation has established the Successful Efforts Method as its policy for the recognition and evaluation of exploration oil assets. During 2021, an exploratory well was drilled in Block IV, obtaining successful results. In 2022, no exploratory well drilling activities were carried out.

vi. Software

Software development costs that are directly attributable to the design and testing of identifiable and unique software controlled by the Corporation are recognized as intangible assets when the following criteria are met:

■	it is technically feasible to complete the software so that it will be available for use;

■	Management has the intention to complete the software and use or sell it;

■	there is an ability to use or sell the software;

■	it can be demonstrated that the software is likely to generate future economic benefits;

■	the technical, financial and other resources necessary to complete the development of the software to enable its use or sale are available; and

■	expenses attributable to the software during its development can be reliably measured.

Other development costs that do not meet these recognition criteria are recognized in profit or loss as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Software development costs recognized as assets are amortized over their estimated useful lives, which range from 2 to 12 years.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

vii. Surface rights

It refers to the rights held by the subsidiary Promotora Larcomar S.A. Land use rights are stated at historical cost less amortization and any accumulated impairment losses. The useful life of the surface rights is 60 years according to the signed contract and may be extended if agreed by parties. Amortization will begin when it becomes ready for its intended use by Management.

N. Trade accounts payable

Trade accounts payable are obligations to pay for goods or services acquired from suppliers in the ordinary course of business. Accounts payable are classified as current liabilities if payment is to be made in a year or less (or in the normal operating cycle of the business if it is higher); otherwise, they are presented as non-current liabilities.

Accounts payable are initially recognized at fair value, and subsequently, they are measured at amortized cost using the effective interest method, except for trade accounts payable of less than one year that are recorded at face value which is similar to their fair values due to their short-term maturity.

O. Financial liabilities at FVTPL

Financial liabilities designated at initial recognition at FVTPL are designated at the initial recognition date, and only if the criteria of IFRS 9 are met. The Corporation does not maintain financial liabilities at fair value.

P. Other financial liabilities

They correspond to loans and bonds issued by the Corporation, which are initially recognized at their fair value, net of transaction costs incurred. These financial liabilities are subsequently recorded at amortized cost. Any resulting difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of profit or loss during the loan term using the effective interest method.

Costs incurred to obtain these financial liabilities are recognized as transaction costs to the extent that it is probable that a part or the whole loan will be received. In this case, these charges defer until the loan is received.

Q. Borrowing costs

Borrowing costs are recognized in profit or loss in the period in which they have been incurred, except for intangible assets and inventories in which the borrowing costs are capitalized.

General and specific borrowing costs directly attributable to acquisitions, construction or development of qualifying assets, which are assets that necessarily take a substantial period of time (more than twelve months) to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. The Corporation suspends the capitalization of borrowing costs during the periods in which the development of activities of a qualifying asset has been suspended. The income obtained from the temporary investment of specific borrowings that have not yet been invested in qualifying assets is deducted from the borrowing costs eligible for capitalization.

R. Current and deferred income tax

Income tax of the period comprise current and deferred income tax. Tax is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in the statement of other comprehensive income or directly in equity. In this case, the tax is also recognized in the statement of other comprehensive income or directly in equity, respectively.

The current tax is calculated on the basis of the tax laws enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management, where applicable, makes provisions on the amounts expected to be paid to the tax authorities.

A provision is recognized for those matters for which the determination of taxes is uncertain, but it is considered probable that there will be a future outflow of economic resources to a tax authority. Provisions are measured at the best estimate of the amount expected to be paid. The assessment is based on the tax judgment of professionals within the Company supported by prior experience in relation to such activities and in certain cases based on specialized independent tax advice.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Deferred income tax is recognized on temporary differences arising from tax basis of assets and liabilities, and their balances in consolidated financial statements. A deferred income tax asset is only recognized to the extent that it is probable that future taxable profits will be available, against which temporary differences can be utilized. Deferred income tax is determined using tax rates and legislation enacted as of the date of the consolidated statement of financial position that are expected to be applied when the deferred tax is realized or paid. A deferred tax asset is only recognized so far as it is probable that there would be future tax benefits against which temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax arising from the initial recognition of goodwill is not recognized; likewise, the deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination that does not affect the accounting or tax profit or loss at the time of the transaction.

S. Employee benefits

The Corporation recognizes a liability when the employee has rendered services in exchange for which is entitled to receive future payments and an expense when the Corporation has consumed the economic benefit from the service rendered by the employee in exchange for the benefits in question.

The Corporation determines employee benefits in accordance with current labor and legal regulations and classifies them as short-term benefits, long-term benefits, and termination benefits.

Short-term benefits are those other than severance indemnities, the payment of which is settled in the twelve months following the end of the period in which the employees have rendered their services; they correspond to current compensation (wages, salaries, and social health contributions), annual and sick leave, profit sharing and incentives and other non-monetary benefits.

Long-term benefits are those benefits to be paid more than twelve months after the end of the period in which the services have been rendered. As of December 31, 2021 and 2022, the Corporation did not grant benefits under this category.

Termination benefits are those benefits payable as a result of: (i) the entity’s decision to terminate the employee’s contract before the retirement date, and (ii) the employee’s decision to voluntarily accept the termination of the employment relationship.

i. Short-term benefits

Current compensation

Current compensation consists of wages, salaries, social health contributions, legal bonuses and compensation for length of service (CTS, for its Spanish acronym). Wages, salaries and social health contributions are paid monthly based on the consideration for services rendered.

The Corporation entities recognizes the expense for legal bonuses and their related liabilities under laws and regulations currently in force in Peru, Chile, and Colombia. In Peru, legal bonuses correspond to two monthly payments which are accrued based on the consideration for the service. There are no legal bonuses in Chile; in Colombia, it is called service bonus and corresponds to a monthly remuneration per year.

Compensation for length of service (CTS) corresponds to the employee’s indemnity rights which are accrued based on the consideration for the service rendered calculated in accordance with the legislation in force in each country where the entities comprising the Corporation operate. They are determined as follows: (i) in Peru, it is equivalent to half the compensation in force at the date of payment and is made through deposit in bank accounts designated by the workers in the months of May and November of each year; (ii) in Colombia, it is equivalent to 8.33% of the monthly remuneration, and (iii) in Chile this benefit is not available.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Annual paid absences

Personnel’s annual vacations are recognized on an accrual basis. The provision for estimated liability corresponding to personnel’s annual vacations, resulting from services rendered by the employees, is recorded on the date of the statement of financial position and corresponds to: (i) one month for personnel in Peru, (ii) fifteen days for personnel in Colombia, and (iii) in the case of Chile, they are subject to the worker’s seniority and range from fifteen to thirty days.

Profit sharing and incentives

The workers’ profit sharing is determined on the basis of the legal provisions in force in each country where the entities of the Corporation operate, as follows: (i) in Peru, it is equivalent to 5% of the taxable base determined by each Company of the Corporation, in accordance with current income tax legislation, (ii) in Chile, workers’ profit sharing is a component of the remuneration (equivalent to 4.75 minimum wages per year) or 10% of the profit, to be determined by the employer, (iii) in Colombia, these benefits are not provided to employees.

ii. Termination benefits

The Corporation entities recognize liabilities and expenses for severance indemnities when they occur, based on the legal provisions in force in each country. Under Peruvian law, compensation for arbitrary dismissal for personnel with indefinite-term contracts is 1.5 times the monthly compensation for each year worked, up to a maximum of twelve monthly compensations.

Under Colombian legislation, for the first year worked, the equivalent of 30 days of salary is granted, and from the second year on, the compensation will be the equivalent of 20 days of salary for each additional year (or the proportion); under the legislation of Chile, the employee receives a compensation of thirty days of monthly salary for each year worked with a maximum of 330 days.

T. Other provisions

Provisions are recognized when the Corporation has a present obligation, either legal or constructive, as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and it is possible to reliably estimate its amount. Provisions are reviewed at the end of each period. If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when appropriate, specific risks of liabilities. The reversal of the discount due to the passage of time results in an increase of the obligation which is recognized with a charge to the statement of profit or loss as a finance cost.

Contingent obligations are disclosed when their existence will only be confirmed as a result of future events or when the amount cannot be measured reliably. Contingent assets are not recognized and are disclosed only if it is probable that the Corporation will generate economic benefits in the future.

Provision for the closure of oil production wells

Subsidiary Unna Energia S.A. recognizes a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from said obligation is measured at fair value and discounted to present value, following the valuation techniques established in IFRS 13 Fair Value Measurement; accordingly, the same amount is simultaneously charged to the intangible account in the statement of financial position.

Subsequently, the liability will increase in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost will be depreciated based on the useful life of the related asset. When a liability is settled, the subsidiary recognizes any gain or loss that may arise. The fair value changes estimated for the initial obligation and interest rates are recognized as an increase or decrease in the carrying amount of the obligation and related asset, according to IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities. Any reduction in this provision, and therefore, any reduction in the related assets which exceeds the carrying amount of the asset, will be immediately recognized in the statement of comprehensive income.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

If the review of the obligation resulted in the need to increase the provision, and as a result, the carrying amount of the related asset also increases, the subsidiary takes into account whether this increase corresponds to an indication that the asset has become impaired and if so, impairment tests will be conducted (Note 2.G).

U. Put option arrangement

In the case of a put option contract on the equity of a subsidiary that allows the shareholder to reallocate its shares in a certain period, the amount payable under the option is initially recognized at the present value of the reimbursement under ‘Other accounts payable’, directly charged to equity. The charge to equity is recorded separately as put options subscribed on the non-controlling interest.

Subsequently, the financial liability is updated by changes in the assumptions on which the estimation of the expected cash flows is based and by the financial component due to the passage of time. The effects of this update are recognized in profit and loss.

In 2021, Cumbra Peru S.A. acquired the entire non-controlling interest of the subsidiary Morelco S.A.S. As of December 31, 2022, Cumbra Peru S.A. the liability was totally paid.

V. Capital

Common shares are classified as equity and are determined using the par value of the shares that have been issued.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction of the received amount, net of taxes.

W. Revenue from contracts with customers

Revenues from contracts with customers are recognized, for each performance obligation, either during a period of time or at a point in time, depending on which method best reflects the transfer of control of the underlying products or services to the obligation of particular performance with the customer.

The Corporation recognizes the revenue through the application of the five steps defined in the regulations: i) identifying the contract with the customer; ii) identifying performance obligations in the contract; iii) determining the transaction price; iv) allocating the transaction price to performance obligations; and v) recognizing revenue when (or as) a performance obligation is satisfied.

The following describes the Corporation’s policy of recognition for each type of revenue in line with IFRS 15:

i. Engineering and construction

Revenues from engineering and construction (E&C) contracts are recognized over time as the customer simultaneously receives and consumes the benefits provided by the Corporation’s performance, the Corporation’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; and the Corporation’s performance does not create an asset with an alternative use. For these reason, the Corporation accounts for revenue over time by measuring the progress towards complete satisfaction of its performance obligations under each contract.

The Corporation applies the output method to measure the physical percentage-of-completion which is based on surveys of projects performance by the Corporation’s experts. The Corporation considers this method depicts the transfer of control of the goods or services to the customers, as it reflects also an enforceable right to payment by the Corporation for work performed to date.

The Corporation assesses whether one or more of the following factors has been satisfied: a) the contract, applicable law or other evidence provides a legal basis for the modification; b) additional costs were caused by circumstances that were unforeseen on the date of execution of the contract and not a result of deficiencies incurred by the Corporation’s performance; c) modification-related costs are identifiable and considered reasonable in view of the work performed; or d) evidence supporting the modification is objective and verifiable. When one or more of the foregoing factors is satisfied, the changes to the rights and obligations in the contract modification are considered by the Corporation to be enforceable.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

The nature of some contracts, such as cost plus fee contracts, unit price contracts or similar contracts give rise to variable consideration that may include reimbursable costs, incentives and penalties. To include variable consideration related to a contract modification in the estimated transaction price, the Corporation must conclude that it is “highly probable” that a significant revenue reversal will not occur. The Corporation determines the likelihood of revenue reversal occurring (and therefore whether such price will be recovered) based on an analysis of whether any of the following factors are present: i) contractual entitlement; ii) past practice with the customer; iii) specific discussions or preliminary negotiations with the customer; or iv) verbal approval by the customer. If, as a result of such analysis, the Corporation concludes that it is “highly probable” that there will not be a significant reversal of the amount of revenue recognized, it recognizes the variable consideration relating to the contract modification. When the benefit of the contract cannot be reliably estimated, the associated revenue is recognized to the extent that the costs incurred are recoverable. Revenue is invoiced upon receipt of customer approval.

When it is probable that total contract costs will exceed the related revenue, the expected loss is recognized immediately.

The Corporation estimates the amount of revenue to be recognized as variable consideration using judgments and estimates to determine the most probable value, which is expected to best predict the amount of consideration to which the Corporation will be entitled.

ii. Real-estate

Sale of real estate – urban and industrial lots

Revenue from real estate sale contracts is recognized when control over the property has been transferred to the client with the delivery record. Revenue is measured based on the price agreed under the contract. Until this is met, the revenue received will be counted as customer advances. These sales contracts have two performance obligations: i) the one corresponding to the transfer of the property, which includes the common areas of the building where these real estates are located, and ii) the one corresponding to the transfer of the common area outside the real estate assets but that are part of the real estate projects, which are recognized when the common area has been delivered.

Sale of urban lots

Revenue related to sales of urban lots is recognized when control over the property is transferred to the customer. Until this is met, the revenue received will be counted as customer advances. Revenue is measured based on the transaction price agreed under the contract. These sales contracts have a single performance obligation for the sale of lots, which is executed upon delivery of the sale of the assets.

Sale of industrial lots

Revenue related to sales of industrial lots is recognized when control over the property has been transferred to the customer. Until this is met, the revenue received will be counted as customer advances. These sales contracts have two performance obligations: i) transfer of the industrial lot and ii) urban authorization of the industrial lot.

iii. Energy

Revenues from services rendered for oil and gas extraction, storage and dispatch of fuels and other services

Revenues from the rendering of oil and gas extraction, fuel storage and dispatch and other services rendered are recognized when the full specific service is provided, calculating the service actually provided as a portion of the total services to be provided. This type of revenue has a single performance obligation, that is performed when the service is provided at a point in time.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Revenue from the sale of oil and byproducts

Revenue from the sale of oil and byproducts is recognized when the control of the assets is transferred to the customer, which is when the goods are delivered. In this type of revenue, there is a single performance obligation for the sale of oil and byproducts which is enforced at the delivery of the goods.

iv. Infrastructure

Revenue from concession services

Revenue from concession services corresponds to operation and maintenance services and is recognized according to its nature in the period in which the service is provided. In this type of revenue, there is a single performance obligation, enforced when the service is provided.

Revenues from toll collection

Revenues generated by Red Vial 5 S.A. from toll collection through vehicle control booths are grouped in three different toll stations, located along the Ancon – Huacho – Pativilca road sections. This type of transactions are recognized at a point of time due to the control is transferred to the time of toll collection.

X. Cost and expense recognition

Engineering and construction contracts

Contract costs include all the incurred direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs, depreciation and amortization, and indirect costs. Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the total estimated cost of the contract. If, as a result of this evaluation, the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect onerous contract and the corresponding effect in profit or loss of the period in which the loss is incurred.

Cost for sale of oil and byproducts

The costs of services provided, and the costs of sales of oil and byproducts are recognized when incurred, which in this case are incurred at the same time that related revenue is recognized. Other costs and expenses are recognized as they accrue, regardless of the moment when they are paid, and are recorded in the accounting periods to which they relate.

Cost for concession operation services

The costs for operation and maintenance services are recognized when incurred, at the same time that related revenue is recognized. Other costs and expenses are recognized as they accrue, regardless of the moment when they are paid, and are recorded in the accounting periods to which they relate.

Y. Leases

Lease contracts are analyzed for the purpose of identifying those containing the characteristics specified in IFRS 16 Leases (hereinafter IFRS 16) for recognition, measurement, presentation and disclosure.

The Corporation evaluates in every lease contract the following:

■	If it conveys the right to control the use of an identified asset;

■	If the contract term is longer that twelve months;

■	If the underlying asset amount is a material amount, and,

■	That the fees to be paid are not entirely variable.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Leases in which the Corporation is a lessee

The Corporation recognizes a right-of-use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially measured at the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. The term of the lease includes the periods covered by an option to extend the contract if the Corporation is reasonably sure to exercise that option.

The lease liability is the total unpaid installments, measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset.

In the engineering and construction segment, interest expenses related to leasing contracts of the core business are reported in gross margin; the rest of the Corporation segments reports them in finance expenses.

Operating cash flows will be greater since cash payments for the main portion of the lease debt are classified within the financing activities. Only the portion of the payments that reflects interest can continue to be presented as operating cash flows.

Leases in which the Corporation is a lessor

Operating leases and assets are included in the consolidated statement of financial position according to the nature of the asset. Revenues from operating leases are recognized on a straight-line basis over the term of the lease agreement and the incentives granted to lessees are reduced from rental income. Accordingly, the Corporation, as lessor, has not changed the recognition of its leases.

Z. Dividend distribution

Dividend distribution to the shareholders is recognized as a liability in the financial statements in the period in which dividends are approved.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

AA. Immaterial corrections of previously reported balances as of December 31, 2021

In connection with the preparation of its consolidated financial statements, the Corporation identified an error in the interpretation and application of the accounting treatment of revenue and cost recognition arising from contracts with customers in the engineering and construction segment in prior years. Management of the Corporation has evaluated and concluded that the correction of this error has resulted in non-material adjustment to the net income previously reported in the consolidated financial statements as of December 31, 2020 and 2021. It should be noted that the aforementioned adjustments had no impact on total cash flows from operating, investing or financing activities.

A reconciliation between the previously reported amounts and the revised amounts as of December 31, 2020 and 2021, and for the years then ended is presented below:

Consolidated Statement of Financial Position:

	As of December 31, 2020
In thousands of soles	Reported	Adjustment		Revised
ASSETS
Current assets
Trade accounts receivables, net	687,514	61,059	(a)	748,573
Work in progress, net	186,433	(173,701)	(b)	12,732
Other accounts receivable	404,743	4,563	(a)	409,306
Other current assets	1,502,478	-		1,502,478
Total current assets	2,781,168	(108,079)		2,673,089

Non-current assets
Deferred tax asset	262,165	6,909	(c)	269,074
Other non-current assets	2,983,417	-		2,983,417
Total non-current assets	3,245,582	6,909		3,252,491

Total assets	6,026,750	(101,170)		5,925,580

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	1,064,416	(95,697)	(b)	968,719
Other current liabilities	1,389,115	-		1,389,115
Total current liabilities	2,453,531	(95,697)		2,357,834

Non-current liabilities
Deferred tax liability	102,907	8,031	(c)	110,938
Other non-current liabilities	1,875,016	-		1,875,016
Total non-current liabilities	1,977,923	8,031		1,985,954
Total liabilities	4,431,454	(87,666)		4,343,788

Equity
Equity attributable to controlling interest in the Company	1,267,606	(15,744)		1,251,862
Non-controlling interest	327,690	2,240		329,930
Total equity	1,595,296	(13,504)		1,581,792
Total liabilities and equity	6,026,750	(101,170)		5,925,580

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

	As of December 31, 2021
In thousands of soles	Reported	Adjustment		Revised
ASSETS
Current assets
Trade accounts receivables, net	590,280	244,352	(a)	834,632
Work in progress, net	309,063	(309,063)	(b)	-
Other current assets	1,985,521	-		1,985,521
Total current assets	2,884,864	(64,711)		2,820,153

Non-current assets
Deferred tax asset	275,076	1,270	(c)	276,346
Other non-current assets	2,740,632	-		2,740,632
Total non-current assets	3,015,708	1,270		3,016,978
Total assets	5,900,572	(63,441)		5,837,131

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	980,767	(67,941)	(b)	912,826
Other provisions	154,829	716	(c)	155,545
Other current liabilities	1,212,121	-		1,212,121
Total current liabilities	2,347,717	(67,225)		2,280,492

Non-current liabilities
Deferred tax liability	97,367	1,040	(c)	98,407
Other non-current liabilities	2,002,222	-		2,002,222
Total non-current liabilities	2,099,589	1,040		2,100,629
Total liabilities	4,447,306	(66,185)		4,381,121

Equity
Equity attributable to controlling interest in the Company	1,199,816	3,229		1,203,045
Non-controlling interest	253,450	(485)		252,965
Total equity	1,453,266	2,744		1,456,010
Total liabilities and equity	5,900,572	(63,441)		5,837,131

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Consolidated statements of profit or Loss:

	For the year ended December 31, 2020
In thousands of soles	Reported	Adjustment		Revised

Revenues from construction activities	1,815,671	39,148	(a)	1,854,819
Revenues from services provided	936,485	-		936,485
Revenue from real estate and sale of goods	394,249	-		394,249
	3,146,405	39,148		3,185,553

Cost of construction activities	(1,716,309)	(76,410)	(b)	(1,792,719)
Cost of services provided	(811,505)	4,392	(b)	(807,113)
Cost of real estate and sale of goods	(308,339)	-		(308,339)
	(2,836,153)	(72,018)		(2,908,171)
Gross profit (loss)	310,252	(32,870)		277,382

Administrative expenses	(134,013)	-		(134,013)
Other income and expenses	(181,182)	-		(181,182)
Operating loss	(4,943)	(32,870)		(37,813)

Financial expenses	(146,355)	-		(146,355)
Financial income	39,316	-		39,316
Share of the profit or loss of associates and joint ventures accounted for using the equity method	770	-		770
Loss before income tax	(111,212)	(32,870)		(144,082)
Income tax expense	(62,208)	8,036	(c)	(54,172)
Loss from continuing operations	(173,420)	(24,834)		(198,254)
Loss from discontinued operations	(16,924)	-		(16,924)
Loss for the year	(190,344)	(24,834)		(215,178)

(Loss) profit attributable to:
Controlling interest in the Company	(217,871)	(23,526)		(241,397)
Non-controlling interest	27,527	(1,308)		26,219
	(190,344)	(24,834)		(215,178)

Loss per share attributable to controlling interest in the Company during the year	(0.250)	(0.027)		(0.277)

Total comprehensive income for the year Comprehensive income attributable to:
Controlling interest in the Company	(209,599)	(30,205)		(239,804)
Non-controlling interest	27,641	(1,362)		26,279
	(181,958)	(31,567)		(213,525)

Segment information by geographic area

	For the year ended December 31, 2020
In thousands of soles	Reported	Adjustment	Revised
Revenue
Peru	2,477,435	32,980	2,510,415
Chile	514,907	6,169	521,076
Colombia	151,876	-	151,876
Mexico	2,187	-	2,187
	3,146,405	39,148	3,185,553

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

	For the year ended December 31, 2021
In thousands of soles	Reported	Adjustment		Revised

Revenue from construction activities	2,272,561	194,916	(a)	2,467,477
Revenue from services provided	1,094,439	-		1,094,439
Revenue from real estate and sale of goods	579,482	-		579,482
	3,946,482	194,916		4,141,398

Cost of construction activities	(2,178,648)	(194,834)	(b)	(2,373,482)
Cost of services provided	(918,212)	17,895	(b)	(900,317)
Cost of real estate and sale of goods	(454,484)	-		(454,484)
	(3,551,344)	(176,939)		(3,728,283)
Gross profit	395,138	17,977		413,115

Administrative expenses	(179,613)	-		(179,613)
Other income and expenses	(4,477)	-		(4,477)
Operating profit	211,048	17,977		229,025

Financial expenses	(262,574)	-		(262,574)
Financial income	5,773	-		5,773
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(861)	-		(861)
Loss before income tax	(46,614)	17,977		(28,637)
Income tax expense	(43,700)	(2,705)	(c)	(46,405)
Loss from continuing operations	(90,314)	15,272		(75,042)
Loss from discontinued operations	(26,774)	-		(26,774)
Loss for the year	(117,088)	15,272		(101,816)

(Loss) profit attributable to:
Controlling interest in the Company	(153,210)	11,440		(141,770)
Non-controlling interest	36,122	3,832		39,954
	(117,088)	15,272		(101,816)

Loss per share attributable to controlling interest in the Company during the year	(0.176)	0.013		(0.163)

Total comprehensive income for the year Comprehensive income attributable to:
Controlling interest in the Company	(159,592)	12,167		(147,425)
Non-controlling interest	36,089	4,083		40,172
	(123,503)	16,250		(107,253)

Segment information by geographic area

	For the year ended December 31, 2021
In thousands of soles	Reported	Adjustment	Revised
Revenue
Peru	3,255,214	29,460	3,284,674
Chile	585,317	165,248	750,565
Colombia	105,951	209	106,160
	3,946,482	194,916	4,141,398

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

As a result of this process, the balances in the consolidated statement of cash flows were revised as follows:

	For the year ended December 31, 2020
In thousands of soles	Reported	Adjustment		Revised

OPERATING ACTIVITIES
(Loss) profit before income tax	(131,900)	(32,870)	(a,b)	(164,770)
Adjustments to profit not affecting cash flows from operating activities:
Other adjustments	630,525	-		630,525
Net variations in assets and liabilities:
Trade accounts receivable and working in progress	131,674	77,726	(a,b)	209,400
Other accounts receivable	(46,117)	(4,563)	(a)	(50,680)
Trade accounts payable	(42,062)	(36,156)	(b)	(78,218)
Other accounts payable	(58,011)	(4,137)	(c)	(62,148)
Other variations	(258,085)	-		(258,085)
Net cash provided by operating activities	226,024	-		226,024

INVESTING ACTIVITIES
Net cash applied to investing activities	(64,733)	-		(64,733)

FINANCING ACTIVITIES
Net cash applied to financing activities	(225,637)	-		(225,637)
Net decrease in cash	(64,346)	-		(64,346)
Exchange difference	13,813	-		13,813
Cash and cash equivalents at the beginning of the year	950,701	-		950,701
Cash and cash equivalents at the end of the year	900,168	-		900,168

NON-CASH TRANSACTIONS:
Capitalization of interests	4,887	-		4,887
Acquisition of assets through finance leases	71	-		71
Acquisition of right-of-use assets	12,075	-		12,075
Reclassification to other accounts receivable by Concesionaria Vía Expresa Sur	24,157	-		24,157
Acquisition of supplier bonds	25,871	-		25,871

	For the year ended December 31, 2021
In thousands of soles	Reported	Adjustment		Revised

OPERATING ACTIVITIES
(Loss) profit before income tax	(78,350)	17,977	(a,b)	(60,373)

Adjustments to profit not affecting cash flows from operating activities:
Other provisions	62,246	716	(c)	62,962
Incremental cost of acquiring interest in joint operation	-	12,732	(b)	12,732
Other adjustments	490,819	-		490,819
Net variations in assets and liabilities:
Trade accounts receivable and working in progress	(82,527)	(60,663)	(a,b)	(143,190)
Other accounts receivable	41,626	507	(a)	42,133
Trade accounts payable	(55,131)	27,756	(b)	(27,375)
Other accounts payable	72,991	975	(c)	73,966
Other variations	(257,166)	-		(257,166)
Net cash provided by operating activities	194,508	-		194,508

INVESTING ACTIVITIES
Net cash applied to investing activities	(88,189)	-		(88,189)

FINANCING ACTIVITIES
Net cash applied to financing activities	(50,425)	-		(50,425)
Net decrease in cash	55,894	-		55,894
Exchange difference	1,116	-		1,116
Cash and cash equivalents at the beginning of the year	900,168	-		900,168
Cash and cash equivalents at the end of the year	957,178	-		957,178

NON-CASH TRANSACTIONS:
Capitalization of interests	1,244	-		1,244
Acquisition of assets through finance leases	104	-		104
Dividends declared to non-controlling interest	17,281	-		17,281
Acquisition of right-of-use assets	7,988	-		7,988

(a)

As discussed in Note 2.W, revenue from engineering and construction contracts is recognized over time as the Corporation fulfills its obligations, as there is a continuous transfer of control of the deliverable to the customer and revenue is recognized using the percentage-of-completion method for each contract through the date of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Revenue from additional work resulting from a modification or instruction received from the customer to make a change in the scope of work, price, or both will result in an increase in contract revenue which is also recognized using the percentage-of-completion method when the Corporation concludes that it is highly probable that there will not be a significant reversal of such revenue. Before the immaterial correction, the Corporation recognized a lower proportion of this additional revenue at the date of the consolidated financial statements depending on the status or stage in the process of obtaining formal, written approval for the additional work. After the immaterial correction, the Corporation recognized additional revenue based on the percentage of completion of the additional work, as long as the Corporation can conclude from its dealings with its clients that it is highly probable that there will not be a significant reversal of such revenue.

(b)	Before the immaterial correction, the Corporation presented the net position of construction contracts as either an asset or a liability. The contract was considered an asset when the gross margin earned at the measurement date was less than the Corporation’s estimated gross margin at contract completion. This asset was presented as “Work in progress”. If the gross margin obtained was greater than the estimated gross margin at completion, it was presented as a liability under “Accounts payable – Provision for estimated contract costs by stage of completion, both with an effect on the cost of construction activities account.

In order to correct the immaterial error, the Corporation reversed the balances of the work in progress account from assets and the provision for construction contract costs from liabilities, recognized the costs incurred in the consolidated statement of profit or loss.

(c)	Corresponds to the recognition of the tax effects related to the adjustments described in (a) and (b) above.

3. Standards, amendments, and interpretation of international financial reporting standards

A. New amendments to IFRS mandatory as of January 1, 2022

The following standards and interpretations and amendments to existing standards were issued with mandatory application for the accounting period beginning January 1, 2022, but were not relevant and did not have a material impact on the Corporation’s operations:

Effective date	New standards or modifications
January 1, 2022	Amendments to IAS 37 – Onerous Contracts – Costs of Fulfilling a Contract
Annual Improvements to IFRS 2018-2020 (Amendments to IFRS 1, IAS 9, and IAS 41)
Amendments to IAS 16 – Property, Plant and Equipment – Revenue Before Expected Use
Amendments to IFRS 3 – Reference to the Conceptual Framework

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

B. New IFRSs and interpretations issued after the date of presentation of the consolidated financial statements

At the date of authorization of these consolidated financial statements, the Company has not applied the following new and revised Standards that have been issued but are not yet effective.

Effective date	New standards or modifications
January 1, 2023	Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current
IFRS 17 Insurance Contracts and its amendments.
Amendments to IAS 1 and Practical Statement 2 “Making Judgments Related to Materiality” – Disclosures of Accounting Policies
Amendments to IAS 8 – Definition of Accounting Estimates
Amendments to IAS 12 – Deferred Taxes Relating to Assets and Liabilities Arising from a Single Transaction

Adoption optional/ effective date deferred indefinitely	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

These accounting pronouncements issued but not yet effective are not expected to have a material impact on the Company’s consolidated financial statements.

4. Financial Risk Management

The Corporation’s Management is responsible for managing financial risks. The corporation Management manages the general administration of financial risks such risks include currency risk, price risk, fair-value and cash-flow interest rate risks, credit risk, the use of derivative and non-derivative financial instruments, and investment of liquidity surplus, as well as financial risks; all of which are regularly supervised and monitored.

A. Financial risk factors

The Corporation’s activities expose it to a variety of financial risks: market risks (including currency risk, price risk, fair-value and cash-flow interest rate risks), credit risk, and liquidity risk.

The Corporation’s general program for risk management is mainly focused on financial market unpredictability and seeks to minimize potential adverse effects on the Corporation’s financial performance.

(a) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market prices involve four types of risk: interest rate risk, exchange rate risk, commodity price risk and other price risks. Financial instruments affected by market risk include bank deposits, trade accounts receivable, other accounts receivable, other financial liabilities, bonds, trade accounts payable, other accounts payable and accounts receivable from and payable to related parties.

(i) Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will be reduced by adverse fluctuations in exchange rates. Management is responsible for identifying, measuring, controlling and reporting the exposure to foreign exchange risk.

The Corporation is exposed to foreign exchange risk arising from local transactions in foreign currencies and from its foreign operations. As of December 31, 2021 and 2022, this exposure is focused mainly on fluctuations of the U.S. dollar, Chilean peso, and Colombian peso. The Corporation’s management monitors this risk by analyzing the country’s macroeconomic variables.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in US Dollars, Chilean pesos and Colombian pesos, which are stated exchange rate published on that date, according to the currency type:

	As of December 31,		As of December 31,
	2021		2022
	Buy	Sale	Buy	Sale
U.S. Dollars (a)	3.975	3.998	3.808	3.820
Chilean Peso (b)	0.004706	0.004733	0.004449	0.004463
Colombian Peso (c)	0.000998	0.001004	0.000792	0.000794

(a)	U.S. Dollar as published by the Superintendencia de Banca y Seguros (hereinafter SBS).

(b)	Chilean peso as published by Banco Central de Chile.

(c)	Colombian peso as published by Banco de la Republica de Colombia.

The consolidated statement of financial position as of December 31, includes the following balances:

In thousands of US dollars	2021	2022
Assets
Cash and cash equivalents	119,627	58,280
Trade accounts receivable, net	92,016	124,593
Accounts receivable from related parties	219,209	276,048
Other accounts receivable	87,742	75,536
	518,594	534,457
Liabilities
Borrowings	(101,975)	(215,076)
Bonds	(95,022)	(5,569)
Trade accounts payable	(123,128)	(119,104)
Accounts payable to related parties	(81,799)	(133,745)
Other accounts payable	(60,821)	(88,012)
Other provisions	(29,641)	(42,241)
	(492,386)	(603,747)

The Corporation assumes foreign exchange risk because it does not use derivative financial instruments to mitigate exchange rate fluctuations.

For the periods ended December 31, 2020, 2021 and 2022, the Corporation’s exchange gains and losses for the exposure of U.S. Dollar, the Chilean peso, and the Colombian peso against the Peruvian Sol was (Note 26.A):

In thousands of soles	2020	2021	2022
Gain	426,164	383,199	449,864
Loss	(429,930)	(430,410)	(450,133)
	(3,766)	(47,211)	(269)

If, as of December 31, 2022, the U.S. Dollars, the Chilean peso, and the Colombian peso had been strengthened/weakened by 5% against the Peruvian Sol, the pre-tax profit or loss for the year would have an impact equivalent to S/13 thousand (S/ 2.7 million in 2021). If, as of December 31, 2022, the U.S. Dollars, the Chilean peso, and the Colombian peso had been strengthened/weakened by 10% against the Peruvian Sol, the pre-tax profit or loss for the year would have an impact equivalent to S/27 thousand (S/ 4.7 million in 2021).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The consolidated statement of financial position includes the following assets and liabilities in its currency (in thousands):

	2021		2022
	Assets	Liabilities	Assets	Liabilities
Chilean pesos	72,776,160	93,740,228	60,684,971	81,864,810
Colombian pesos	59,773,077	31,057,046	96,944,436	59,114,296

The Corporation’s foreign currency translation adjustment in 2022 was negative by S/20.9 million (negative by S/ 5 million in 2021).

(ii) Price risk

The Corporation is exposed to the risk of hydrocarbon price fluctuations which impacts on the selling price of the products that it commercializes, which are significantly affected by changes in global economic conditions, resource availability, and the cycles of related industries. Management considers reasonable these possible fluctuations in the hydrocarbons prices, based in the Corporation’s economic market environment.

If, as of December 31, 2022, the oil price had increased/decreased by 5%, the pre-tax profit for the year would have increased/decreased by S/ 28.4 million and S/ 29.8 million (S/42.3 million and S/39.7 million in 2021). This analysis assumes that all other variables remain constant. If, as of December 31, 2022, the oil price had increased/decreased by 10%, the pre-tax profit for the year would have increased/decreased by S/ 56.4 million and S/ 62 million (S/88.9 million and S/78.6 million in 2021).

(iii) Fair-value and cash-flow interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation’s interest rate risk arises mainly from its long-term financial liabilities. Variable rate long-term financial liabilities expose the Corporation to cash-flow interest rate risk. Fixed-rate financial liabilities expose the Corporation to fair-value interest rate risk.

The Corporation assumes the interest rate risk, due to they do not use financial derivative instruments for mitigate variations in the interest rate risk.

The sensitivity to a reasonably possible change in interest rates is shown below. With all other variables held constant, the Corporation’s income before income taxes would be affected by the impact on variable rate borrowings. For the period ended December 31, 2022 and 2021 the impact on income before income taxes on a 10% increase or decrease amounts to approximately S/2.5 million and S/2.6 million, respectively (S/2 million and S/2.1 million, respectively, in 2021). The assumed movement in basis points related to the interest rate sensitivity analysis is based on the current market environment.

(b) Credit risks

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or commercial contract, resulting in a financial loss.

Credit risk for the Corporation arises from its operating activities due to credit exposure to customers and from its financial activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments. The maximum exposure to credit risk for the consolidated financial statements as of December 31, 2022 and 2021 is represented by the sum of cash and cash equivalents (Note 9), trade accounts receivable (Note 10), other accounts receivable (Note 12) and accounts receivable from related parties (Note 11).

Customer credit risk is managed by Management subject to the Corporation’s established policies, procedures and control related to customer credit risk management. The credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined based on this assessment. The maximum credit risk exposure at the reporting date is the carrying value of each class of financial assets disclosed in Note 10.

The Corporation assesses the concentration of risk with respect to trade accounts receivable as low risk because sales are not concentrated in small customer groups and no customers account for 10% or more of the Corporation’s revenues.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Management monitors the credit risk of other receivables on an ongoing basis and assesses those receivables that show evidence of impairment to determine the required allowance for doubtful accounts.

Concerning loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors (Note 11).

Management does not expect the Corporation to incur any losses from the performance of these counterparties, except for the ones already recorded in the consolidated financial statements.

(c) Liquidity risk

Prudent liquidity risk management implies holding enough cash and cash equivalent, and financing available through a proper number of credit sources, and the ability to close positions in the market. Historically, the Corporation’s cash flows from operations have enabled it to meet its obligations. The Corporation has implemented various actions to reduce its exposure to liquidity risk and has developed a Financial Plan based on several steps, which were designed with a commitment to compliance within a reasonable period of time. The Financial Plan is intended to meet the various obligations at the Company and Corporation entities levels.

The Corporate Finance Office monitors the cash flow projections made on liquidity requirements of the Corporation to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with ratio targets in the statement of financial position and, if applicable, with external regulatory or legal requirements.

As of December 31, 2022, the Company has significant current payment obligations arising from the Plea Agreement (Note 1.C) and the Bridge Loan (Note 17.A.i). For this purpose, Management is developing a financial plan with the aim of covering the short-term part of these obligations.

Cash surplus on the amounts required for the administration of working capital are invested in checking accounts that generate interest and time deposits, selecting instruments with appropriate maturities or sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities grouped according to the remaining period from the date of the statement of financial position to the date of maturity. The amounts disclosed in the table below are the contractual undiscounted cash flows, which include interest to be accrued according to the established schedule.

		Contractual cash flows
	Carrying	Less than			More than
In thousands of soles	amount	1 year	1-2 years	2-5 years	5 years	Total
As of December 31, 2021
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	509,557	224,503	52,751	173,392	124,320	574,966
Finance leases	9,836	5,624	4,613	296	-	10,533
Lease liability for right-of-use asset	60,507	18,817	24,295	21,993	8,086	73,191
Bonds	1,260,922	137,852	206,476	837,931	792,037	1,974,296
Trade accounts payables (except non-financial liabilities)	912,826	912,826	-	-	-	912,826
Accounts payables to related parties	101,716	51,004	50,712	-	-	101,716
Other accounts payables and other provisions (except non-financial liabilities)	842,198	323,070	22,941	109,383	422,666	878,060
	3,697,562	1,673,696	361,788	1,142,995	1,347,109	4,525,588

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

		Contractual cash flows
	Carrying	Less than			More than
In thousands of soles	amount	1 year	1-2 years	2-5 years	5 years	Total
As of December 31, 2022
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	819,973	599,310	71,732	216,392	-	887,434
Finance leases	835	873	-	-	-	873
Lease liability for right-of-use asset	59,085	19,075	31,705	23,386	113	74,279
Bonds	869,913	141,246	185,114	419,969	707,800	1,454,129
Trade accounts payables (except non-financial liabilities)	1,037,013	1,027,256	9,757	-	-	1,037,013
Accounts payables to related parties	80,781	53,488	25,420	697	1,176	80,781
Other accounts payables and other provisions (except non-financial liabilities)	712,071	186,326	64,307	89,868	470,129	810,630
	3,579,671	2,027,574	388,035	750,312	1,179,218	4,345,139

B. Capital management

The Corporation’s objective in managing capital is to safeguard its ability to continue as going concern in order to generate returns to its shareholders, benefits to stakeholders, and keep an optimal capital structure to reduce capital cost. Since 2017, due to the situation of the Corporation, Management has monitored deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note 17.A). In special situations and events, the Corporation identifies potential deviations, requirements and establishes a plan.

The Corporation may adjust the amount of dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce its debt to maintain or adjust the capital structure.

The Corporation monitors its capital based on the leverage ratio. This ratio is calculated as net debt divided by the sum of net debt plus equity. The net debt corresponds to the total financial liabilities (including current and non-current indebtedness) adding the provision for civil compensation less cash and cash equivalents.

As of December 31, 2021 and 2022, the leverage ratio is as follows:

In thousands of soles	Note	2021	2022
Total borrowing, bonds and civil compensation (*)	17 and 18	2,326,903	2,238,699
Less: Cash and cash equivalents	9	(957,178)	(917,554)
Net debt (a)		1,369,725	1,321,145
Total equity (b)		1,456,010	1,346,006
Total net debt plus equity (a) + (b)		2,825,735	2,667,151
Gearing ratio		0.48	0.50

(*)	The provision for civil compensation is included in other provisions (Note 21).

During the years ended December 31, 2021 and 2022, there were no changes in the objectives, policies or processes related to capital management.

5. Use of Judgments and Estimates

The estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including the reasonable expectation of occurrence of future events depending on the circumstances.

A. Significant accounting estimates and criteria

The Corporation makes estimates and assumptions regarding the future. Resulting accounting estimates very rarely will be the same as the actual results. The following are the estimates and assumptions that have significant risk as to produce a material adjustment to the balances of assets and liabilities for next periods.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

i. Impairment testing of goodwill and other finite useful-life fixed assets and indefinite useful-life intangible assets

Impairment testing is undertaken annually to determine if goodwill arising from business acquisitions and other useful-life indefinite intangible assets are impaired, in accordance with the policy described in Note 2.G. For this purpose, goodwill is allocated to the different CGUs to which it relates while other indefinite useful-life intangible assets are assessed individually.

The recoverable amounts of the CGU and of other indefinite useful-life intangible assets have been determined based on the higher of their value-in-use or fair value less costs to sell. This testing requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment such as the use of estimates in determining the value in use, including preparing future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

If the Corporation experiences a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of their business units might decrease. If Management determines that the factors reducing the fair value of the business units are permanent, those economic factors will be taken into consideration to determine the recoverable amount of those business units and therefore, goodwill, as well as other indefinite useful-life intangible assets may be deemed to be impaired, which could result in write-off being necessary.

As a result of these evaluations, as of December 31, 2021 and 2022, no provision for goodwill impairment was identified (Note 16.A) and; as of December 31, 2022, the Corporation recognized impairment of the Vial y Vives-DSD brands for S/2.5 million; however, no provision was identified for the Morelco brand. In 2021, no impairment was identified for these brands (Note 16.B).

As of December 31, 2021 and 2022, the Corporation conducted a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate, and revenue and terminal growth rate by 10% (this percentage corresponds to the relevant evaluation range for management). This analysis assumes that all other variables remain constant.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Goodwill

In 2022, if the gross margin, discount rate, and perpetual growth rate were 10% below or above management’s estimates, collectively and/or independently, the Corporation would not have had to recognize a provision for impairment of goodwill of UGE Engineering and Construction (Morelco) because its fair value would have increased or decreased by S/13.5 million.

In 2021, if the gross margin and discount rate were 10% below or above management’s estimates, in the aggregate and/or independently, the Corporation would have had to recognize an impairment provision for goodwill of UGE Ingeniería y construcción (Morelco) within the range of S/4.6 million and S/15 million.

Trademarks

In 2022, if the revenue growth rate, discount rate and perpetual growth rate were 10% below or above management’s estimates, in the aggregate and/or independently, the Corporation would have had to recognize an impairment provision for the Vial y Vives-DSD brands in the range of S/3.1 million and S/3.9 million, and for the Morelco brand, the Corporation would not have had to recognize an impairment provision because its recoverable value would have increased or decreased in the range of S/2.1 million and S/16.1 million.

In 2021, if the revenue growth rate, discount rate and perpetual growth rate were 10% below or above management’s estimates, in the aggregate and/or independently, the Corporation would have had to recognize an impairment provision for the Vial y Vives-DSD brand in the range of S/3 million and S/3.1 million; and for the Morelco brand, the Corporation would not have had to recognize an impairment provision because its fair value would have increased or decreased in the range of S/10.2 million and S/11.4 million.

ii. Taxation

Determination of the tax obligations and expenses requires interpretations of the applicable tax legislation. The Corporation has professional advice on legal tax matters before making any decision on tax matters.

Deferred tax assets and liabilities are calculated based on the temporary differences arising between the taxable basis of assets and liabilities and the respective amounts stated in the financial statements of each entity comprising the Corporation, using the tax rates in effect in each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred tax assets and liabilities. This change will be recognized in the consolidated statement of profit or loss in the period in which the change takes effect.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which temporary differences and tax losses can be used. For this purpose, the Corporation takes into consideration all available information, including factors such as historical data, projected income, current operations, and tax planning strategies. A tax benefit related to a tax position is only recognized if the benefit will be realized.

The income tax for the year includes Management’s evaluation of the amount of taxes to be paid in uncertain tax positions, where the liabilities have not yet been agreed with the tax administration. The Corporation’s possible maximum exposure to tax contingency amounts to S/ 310.98 million.

iii. Percentage of completion revenue recognition

Revenue from services based on construction contracts are recognized by the percentage of completion method, according to the output method (Note 2.W.i). The Corporation applies the output method to measure the physical percentage-of-completion which is based on surveys of projects performance by the Corporation’s experts. The Corporation considers this method depicts the transfer of control of the goods or services to the customers, as it reflects also an enforceable right to payment by the Corporation for work performed to date.

Costs directly related to a specific contract includes: labor costs at the construction site (including construction supervision), costs of materials used in construction, depreciation costs of equipment used in the contract, design and technical assistance costs directly related to the contract, among others (Note 2.X). However, any expected and likely cost overruns related to the contract over total expected income under the contract is recognized as expense immediately. In addition, any change in the estimates under the contract is recognized as a change in accounting estimates in the period in which the change is made and future periods, if applicable. In certain construction contracts, the terms of these agreements allow to retain an amount to customers until construction is completed.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

As of December 31, 2020, 2021 and 2022, a sensitivity analysis was performed considering a 10% increase/decrease in the construction margins in the following sectors: i) buildings, ii) energy, iii) industry, iv) infrastructure, v) mining, vi) oil & gas, vii) water and sewage, and viii) various services, as shown below:

	2020	2021	2022
Revenue	1,854,819	2,467,477	2,451,067
Gross profit	62,100	93,995	(14,212)
%	3.35	3.81	0.58
Plus 10%	3.69	4.19	0.64
Increase in profit (loss) before income tax	6,343	9,392	(1,475)
	68,443	103,387	(15,687)
Less 10%	3.02	3.43	0.52
Decrease in (loss) profit before income tax	(6,343)	(9,392)	1,475
	55,757	84,603	(12,737)

Provision for decommissioning and well closure

The provision for decommissioning and well closure is an obligation established by law for all operators. Accordingly, it is more likely than not that an outflow of resources will be required to settle the obligation and it is possible to reliably estimate its amount. The operator is responsible for this activity to the extent that the wells have been worked during the contract period.

As of December 31, 2021 and 2022, the estimate of the amount calculated by the Corporation is based on the following factors:

-	Total number of wells to be plugged,

-	Well decommissioning and plugging costs (these costs are estimated on the basis of plug and abandonment performed in previous periods and with quotations made for the Lot I abandonment plan), and

-	Costs for facility abandonment and remediation areas

The Corporation estimates the present value of its future obligation for decommissioning and well closure costs (well closure liability) and increases the carrying amount of the asset to be retired in the future, which is shown in intangible assets item in the consolidated statement of financial position. The provision is recognized at the present value of the expected disbursements in local and foreign currency to settle the obligation using the Peruvian sovereign bond discount rate in local and foreign currency, respectively for 5, 15 and 30 years.

The pre-tax discount rates used for the calculation of the present value in 2022 were 5.41% (US dollars) and 7.21% (soles) for Lot I; 5.29% (US dollars) and 6.96% (soles) for Lot V (in 2021 1.48% and 4.54% for Lot I and 1.13% and 4.01% for Lot V, respectively); and 6.57% (US dollars) and 8.22% (soles) for Lots III and IV, based on the rate applicable to Peruvian sovereign bonds in soles and dollars between 3, 5 and 30 years respectively, in effect as of December 2021 and 2022. The liability for the closure of wells and other oil premises is readjusted to reflect changes arising from the passage of time and from reviews conducted either at the date of occurrence or the amount of the present value of the originally estimated obligations (Note 21).

If, as of December 31, 2021 and 2022, the estimated rate had increased or decreased by 10%, the impact on pre-tax profit would not have been significant. This analysis assumes that all other variables remain constant:

In thousands of soles	2021	2022
10%	1,628	383
(10%)	1,812	409

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

iv. Impairment of investment in associate and account receivable to Gasoducto Sur Peruano S.A.

As a consequence of the termination of the concession agreement signed between Gasoducto Sur Peruano S.A. (hereinafter “GSP”) and the Peruvian State (Note 14.A), in 2019 the Company impaired the full value of its investment in GSP.

In the case of the accounts receivable to GSP (Note 11 and Note 14), the Management has determined its recoverability under the following assumptions: (i) the amount that GSP will recover as a result of a possible public auction y (ii) the liquidation of the company via the GSP Creditor´s meeting.

Accounts receivable related to GSP as of December 31, 2021 and 2022 amount to S/ 643.9 million and S/ 542.4 million, respectively (Note 11).

The calculation of the impairment estimate adheres to a process of liquidation of GSP in accordance with Peruvian legislation, according to which the value of the asset to be recovered is used first to cover the payments of liabilities in the different categories of creditors and the remainder, if it is the case, to cover the payment to the shareholders, taking into account the existing subordination agreements.

In 2018, in relation to the amount to be recovered by GSP, the Company assumed a recovery of the minimum amount established in the Concession Agreement, which is equivalent to 72.25% of the Net Carrying Amount (NCA) of the Concession assets. This amount represented a minimum payment to be obtained by GSP based on a public auction to be set up for the adequate transfer of the Concession’s assets to a new concessionaire, under the relevant contractual terms and conditions.

Beginning 2019, the recovery of NCA estimated by Management equals 50%, considering the agreements reached in the Final Plea Agreement and a total term of eight years has been considered, which included the formation of the Creditors’ Meeting, the approval of the settlement plan, the presentation of the arbitration claim, as well as the entire arbitration process.

As of the date of this report, GSP is under liquidation. AENZA S.A.A. has pointed as chairman of the Creditors’ Meeting. On April 11, 2023, the Creditors’ Meeting approved with 77% of the votes, the Liquidation Agreement, which establishes the liquidator’s framework. Likewise, on April 12, 2023, the liquidator (Alva Legal Asesoria Empresarial S.A.C.) has notarially requested the initiation of the Direct Treatment procedure with the Ministry of Energy and Mines in accordance with the rules of the Concession Contract. The Company considers that the term of eight years for the recovery of the investment is adequate, considering the possibility of an arbitration process and the time it will take to execute the award. See assumptions and recognized values in Note 14.A.i. The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 5.85% (recovery term of eight years with a discount rate of 2.73% as of December 31, 2021). These estimates generated during 2022 a present value effect of approximately S/72.2 million (S/32.8 million during 2021).

B. Significant judgments in applying accounting policies

Consolidation of entities in which the Corporation holds less than 50%

The Corporation owns some direct and indirect subsidiaries in which it has control, even having less than 50% of the voting rights. These entities are mainly related to indirect subsidiaries in the real estate business owned through Viva Negocio Inmobiliario S.A.C., having control over relevant activities affecting the subsidiaries’ returns, even though the Corporation holds interest between 30% and 50%. Additionally, the Corporation has de facto control by a contractual agreement with the majority investor over Promotora Larcomar S.A. of which it owns 46.55% of the equity interest.

Consolidation of entities in which the Corporation does not have joint control but holds rights and obligations over the assets and liabilities

The Corporation assesses, on an ongoing basis, the nature of the contracts signed with one or more parties. If the Corporation is not determined to have control or joint control but has rights to the assets and obligations for the liabilities under the arrangement, the Corporation recognizes its assets, liabilities, income and expenses and its interest in any jointly controlled assets or liabilities and any income or expenses arising from the arrangement as a joint operation in accordance with IFRS 11 Joint Arrangements (Note 2.B.v).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

6. Interests in Other Entities

The consolidated financial statements include the accounts of the Company and its subsidiaries. Additionally, the consolidated financial statements include interests in joint operations in which the Company or certain subsidiaries have joint control with their partners (Note 2.B).

A. Main subsidiaries

The following table shows the main direct and indirect subsidiaries classified by operating segment (Note 7):

Name	Country	Economic activity
Engineering and Construction:

Cumbra Peru S.A.	Peru, Chile, and Colombia	Service of civil construction, electromechanical assembly, and building, management and implementation of real estate projects, and other related services.
GyM Chile S.p.A.	Chile	Investment funds, investment companies, and similar financial entities.
Vial y Vives - DSD S.A.	Chile	Construction engineering projects, civil construction, and related technical advisory, rental of agriculture and livestock, forest, construction and civil engineering machinery and equipment without operators.
Morelco S.A.S.	Colombia, Ecuador, and Peru	Provision of construction and assembly services, supply of equipment and materials, operation and maintenance, and engineering services in the specialties of mechanics, instrumentation, and civil works.
Cumbra Ingenieria S.A.	Peru, Mexico, and Bolivia	Engineering advisory and consultancy, project execution, and project studies and supervision, and work management.
Energy:
Unna Energia S.A.	Peru	Oil and natural gas products and byproducts extraction, operation and exploitation services, as well as fuel storage and dispatch services.
Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco - Camisea.
Transportadora de Gas Natural Comprimido Andino S.A.C. (TGNCA)	Peru	Trade of natural gas through a virtual system and compression service.

Name	Country	Economic activity
Infrastructure:
Unna Transporte S.A.C.	Peru	Operation and maintenance of highways and concessions.
Tren Urbano de Lima S.A.	Peru	Concession to operate the metro transportation system of Lima Metropolitana.
Carretera Andina del Sur S.A.	Peru	Concession to construct, operate, and maintain Section 1 of “Interoceanica Sur” highway.
Red Vial 5 S.A.	Peru	Concession to restore, operate, and maintain the “Ancon - Huacho - Pativilca” Section of “Panamericana Norte” Highway.
Carretera Sierra Piura S.A.C.	Peru	Concession to operate and maintain the Buenos Aires - Canchaque provincial highway.
Concesionaria Via Expresa Sur S.A.	Peru	Concession to design, construct, operate, and maintain Via Expresa - Paseo de la Republica in Lima.
Real estate:
Viva Negocio Inmobiliario S.A.C.	Peru	Development and management of real estate projects directly or jointly to other partners.
Parent company operation:
CAM Holding S.p.A.	Chile	Investment company.
Qualys S.A.	Peru	Provision of human, economic and technological services to the Corporation’s companies.
Promotores Asociados de Inmobiliarias S.A.	Peru	It operates in the real estate industry and is engaged in development and sale of offices.
Negocios del Gas S.A.	Peru	Investment company for construction, operation, and maintenance of natural gas and natural gas liquids transportation systems.
Inversiones en Autopistas S.A.	Peru	Company holding shares, interests, or other any ownership or credit investment.
Operadores de Infraestructura S.A.C.	Peru	Activities related to the leasing of advertising space and commercial premises on Line 1 of the Lima Metro.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2022:

In percentage	Percentage of common shares directly held by Parent Company (%)	Percentage of common shares directly held by Subsidiaries (%)	Percentage of common shares directly held by the Group (%)	Percentage of common shares directly held by non-controlling interest (%)
Engineering and Construction:
Cumbra Peru S.A.	99.39%	-	99.39%	0.61%
- Morelco S.A.S.	-	100.00%	100.00%	-
- GyM Chile S.p.A.	-	100.00%	100.00%	-
- Vial y Vives - DSD S.A.	-	99.16%	99.16%	0.84%
- Cumbra Inversiones Colombia S.A.S.	-	100.00%	100.00%	-
Cumbra Ingenieria S.A.	89.41%	-	89.41%	10.59%
- Ecologia Tecnologia Ambiental S.A.C.	-	100.00%	100.00%	-
- GM Ingenieria y Construccion de CV	-	100.00%	100.00%	-
- GM Ingenieria Bolivia S.R.L.	-	98.57%	98.57%	1.43%
Energy:
Unna Energia S.A.	95.00%	-	95.00%	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
- Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	100.00%	100.00%	-
Infrastructure:
Unna Transporte S.A.C.	100.00%	-	100.00%	-
Tren Urbano de Lima S.A.	75.00%	-	75.00%	25.00%
Carretera Andina del Sur S.A.C	100.00%	-	100.00%	-
Red Vial 5 S.A.	18.20%	48.80%	67.00%	33.00%
Carretera Sierra Piura S.A.C.	99.96%	0.04%	100.00%	-
Concesionaria Via Expresa Sur S.A.	98.89%	1.11%	100.00%	-
Real Estate:
Viva Negocio Inmobiliario S.A.C.	99.54%	-	99.54%	0.46%
Parent company operations:
Qualys S.A.	100.00%	-	100.00%	-
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	-
Cam Holding S.p.A.	100.00%	-	100.00%	-

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2021:

In percentage	Percentage of common shares directly held by Parent Company (%)	Percentage of common shares directly held by Subsidiaries (%)	Percentage of common shares directly held by the Group (%)	Percentage of common shares directly held by non-controlling interest (%)
Engineering and Construction:
Cumbra Peru S.A.	99.39%	-	99.39%	0.61%
- Morelco S.A.S.	-	100.00%	100.00%	-
- GyM Chile S.p.A.	-	100.00%	100.00%	-
- Vial y Vives - DSD S.A.	-	94.49%	94.49%	5.51%
- Cumbra Inversiones Colombia S.A.S.	-	100.00%	100.00%	-
Cumbra Ingenieria S.A.	89.41%	-	89.41%	10.59%
- Ecologia Tecnologia Ambiental S.A.C.	-	100.00%	100.00%	-
- GM Ingenieria y Construccion de CV	-	100.00%	100.00%	-
- GM Ingenieria Bolivia S.R.L.	-	100.00%	100.00%	1.43%
Energy:
Unna Energia S.A.	95.00%	-	95.00%	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
- Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	100.00%	100.00%	-
Infrastructure:
Unna Transporte S.A.C.	100.00%	-	100.00%	-
Tren Urbano de Lima S.A.	75.00%	-	75.00%	25.00%
Carretera Andina del Sur S.A.C	100.00%	-	100.00%	-
Red Vial 5 S.A.	18.20%	48.80%	67.00%	33.00%
Carretera Sierra Piura S.A.C.	99.96%	0.04%	100.00%	-
Concesionaria Via Expresa Sur S.A.	99.98%	0.02%	100.00%	-
Real Estate:
Viva Negocio Inmobiliario S.A.C.	56.22%	43.32%	99.54%	0.46%
Parent company operations:
Qualys S.A.	100.00%	-	100.00%	-
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	-
Cam Holding S.p.A.	100.00%	-	100.00%	-

B. Public service concessions

The Corporation has public service concessions. When applicable, the income attributable to the construction or restoration of infrastructure has been accounted for by applying the models described in Note 2.E (financial asset model and intangible assets).

In all Corporation’s concessions, the infrastructure returns to the Grantor at the end of the Agreement.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Find below the concessions held by the Corporation as of December 31, 2021 and 2022:

Name of Concessionaire	Description	Estimated investment	Consideration	Interest	Concession termination	Accounting model
Carretera Andina del Sur S.A.	This company operates and maintains a highway of 750 km from San Juan de Marcona Port to Urcos, Peru, which is connected to the Interoceanica highway. The highway has five tolls and three weigh stations.	US$ 99 million	Transaction secured by the Peruvian Government comprising annual payments for highway maintenance and operation, under responsibility of the Ministry of Transportation and Communications (MTC).	100.00%	2032	Financial asset

Carretera Sierra Piura S.A.C.	This company regularly operates and maintains a highway of 78 km, which connects Buenos Aires and Canchaque towns in Peru. The highway has one toll.	US$ 31 million	Transaction secured by the Peruvian Government regardless traffic volume. Revenue is secured by an estimated annual amount of US$ 1.4 million.	100.00%	2025	Financial asset

Concesionaria La Chira S.A.	Design, financing, construction, operation, and maintenance of “Planta de Tratamiento de Aguas Residuales y Emisario Submarino La Chira” project. About 25% of sewage of Lima is treated under this project.	S/ 450 million	Transaction secured by the Peruvian Government consisting of monthly and quarterly payments settled by Sedapal´s collection trust.	50.00%	2036	Financial asset

Tren Urbano de Lima S.A.	Concession to operate the Electric Mass Transportation System of Lima and Callao, Line 1 Villa El Salvador - Avenida Grau - San Juan de Lurigancho, the only railway system in Lima Metropolitana, including (i) operation and maintenance of existing trains (24 trains as initial investment and 20 additional trains) and (ii) operation and maintenance of the railway system (railway and infrastructure).	S/ 566 million	Transaction secured by the Peruvian Government through a quarterly payment made by the MTC based on kilometers per train.	75.00%	2041	Financial asset

Red Vial 5 S.A.	Operation and maintenance of the highway connecting Lima to the northwest of Peru. This highway, known as Red Vial, is 183 km long from Ancon to Pativilca and has three tolls.	US$ 187 million	Collected from users (self-funded concession; revenue comes from toll collection).	67.00%	2028	Intangible

Concesionaria Via Expresa Sur S.A.	Concession to design, finance, construction, operation, and maintenance of the infrastructure associated with the Via Expresa Sur project. This project comprises the second stage expansion of Via Expresa – Paseo de la Republica, between Av. Republica de Panama and and Panamericana highway.	-	By virtue of this agreement, the users had to pay the respective tolls and the Peruvian Government guaranteed to pay the amount to cover the deficit resulting from collection to users and the annual limits established in such an agreement. On December 16, 2022, the Municipality of Lima and Concesionaria Via Expresa Sur declared the expiration of the Concession Agreement.	100.00%	2053	Financial asset

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

C. Hydrocarbon and gas contracts

As of December 31, 2022, the subsidiary Unna Energia S.A. has mainly three contracts signed with Perupetro S.A. In 2021, it had four contracts signed with Perupetro S.A. and one contract signed with ENEL, as indicated below:

i. Service contract for exploration and exploitation of hydrocarbons (Lot V)

This contract was signed with Perupetro S.A. in 1993 for a period of twenty years. In March 2010 the Extension Agreement to the oil services contract was signed until October 2023. The lot is located in the provinces of Talara and Contralmirante Villar, departments of Piura and Tumbes, Grau region, northeastern Peru. As of December 31, 2022, the Company held a total of 95 wells of which 39 wells were active and 56 wells were inactive (as of December 31, 2021 it held 95 wells of which 40 wells were active and 55 wells were inactive).

ii. License agreement for the exploitation of hydrocarbons (Lot III)

Subscribed with Perupetro S.A. in March 2015 for a period of thirty years for oil, and forty years for non-associated natural gas counted from April 5, 2015, the date corresponding to the start of operations. The lot is located in the provinces of Talara and Paita, Grau region, northeastern Peru. As of December 31, 2022, the Company held a total of 505 wells of which 172 wells were active and 333 wells were inactive (as of December 31, 2021 it held 498 wells of which 134 wells were active and 364 wells were inactive).

iii. License agreement for the exploitation of hydrocarbons (Lot IV)

Subscribed with Perupetro S.A. in March 2015 for a period of thirty years for oil, and forty years for non-associated natural gas counted from April 5, 2015, the date corresponding to the start of operations. The lot is located in the provinces of Talara and Contralmirante Villar, department of Piura and Tumbes, Grau region, northeastern Peru. As of December 31, 2022, the Company had a total of 578 wells of which 361 wells were active and 217 wells were inactive (as of December 31, 2021 it had 528 wells of which 337 wells were active and 191 wells were inactive).

iv. Service contract for exploration and exploitation of hydrocarbons (Lot I)

Contract terminated on December 26, 2021, signed in 1991 by Cavelcas del Peru S.A. (CAVELCAS) and Perupetro S.A. for a period of twenty years. On July 31, 1995 CAVELCAS made the assignment of the contractual position for 100% of the participation to the Company, the latter assuming the technical, economic and financial responsibility of the operations. In March 2010 an extension agreement was signed for this contract until December 2021. To date, the Company is in the process of obtaining the approval of the Abandonment Plan, in order to execute the activities under its responsibility due to the termination of the Contract.

v. Contract for the operation of hydrocarbon supply terminals.

On July 16, 2014, Petroperu S.A. signed contracts for the operation of the North and Central hydrocarbon supply terminals with the subsidiary Unna Energia S.A. and Oiltanking Peru S.A.C., for the provision of reception, storage and dispatch services for a term of twenty years from the date of signing the contracts, for which the Terminales del Peru Consortium was formed, which began operating on September 2, 2014. Unna Energia S.A. is the operator and both consortium members exercise joint control of the business and have a 50% shareholding.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

D. Joint operations

As of December 31, 2020, 2021 and 2022, the Corporation participates in 41, 39 and 38 joint operations with third parties, respectively. The table below lists the main joint operations in which the Corporation participates.

	Percentage of interest
Joint operations	2020	2021	2022
AENZA S.A.A.
- Concesionaria La Chira S.A.	50%	50%	50%
Cumbra Peru S.A.
- Consorcio Huacho Pativilca	67%	67%	67%
- Consorcio GyM – CONCIVILES	67%	67%	67%
- Consorcio Chicama - Ascope	50%	50%	50%
- Consorcio Constructor Alto Cayma	50%	50%	50%
- Consorcio Ermitaño	50%	50%	50%
- Consorcio GyM-Stracon	50%	50%	50%
- Consorcio HV GyM	50%	50%	50%
- Consorcio La Chira	50%	50%	50%
- Consorcio Lima Actividades Comerciales Sur	50%	50%	50%
- Consorcio Lima Actividades Sur	50%	50%	50%
- Consorcio Rio Urubamba	50%	50%	50%
- Consorcio Alto Cayma	49%	49%	49%
- Consorcio La Gloria	49%	49%	49%
- Consorcio Norte Pachacutec	49%	49%	49%
- Consorcio Italo Peruano	48%	48%	48%
- Consorcio Vial Quinua	46%	46%	46%
- Consorcio Constructor Ductos del Sur	29%	29%	29%
- Consorcio Constructor Chavimochic	27%	27%	27%
- Consorcio Inti Punku	49%	49%	49%
- Consorcio Pasco	1%	1%	1%
Unna Energia S.A.
- Consorcio Terminales	50%	50%	50%
- Terminales del Peru	50%	50%	50%
Unna Transporte S.A.C.
- Consorcio Ancon-Pativilca	67%	-	-
- Consorcio Peruano de Conservacion	50%	50%	50%
- Consorcio Manperan	67%	67%	67%
- Consorcio Vial Sierra	50%	50%	50%
- Consorcio Vial Ayahuaylas	99%	99%	99%
- Consorcio Vial ICAPAL	10%	-	-
- Consorcio Vial Sullana	99%	99%	99%
- Consorcio Vial del Sur	99%	99%	99%
- Consorcio Obras Viales	99%	99%	-
Cumbra Ingenieria S.A.
- Consorcio Vial la Concordia	88%	88%	88%
- Consorcio GMI- Haskoningdhv	70%	70%	70%
- Consorcio Supervisor Ilo	55%	55%	55%
- Consorcio Poyry-GMI	40%	40%	40%
- Consorcio Internacional Supervision Valle Sagrado	33%	33%	33%
- Consorcio Ecotec - GMI - PIM	30%	30%	30%
- Consorcio Ribereno Chinchaycamac	40%	40%	40%
- Consorcio Supervisor GRH	64%	83%	83%
- Consorcio Ecotec - GMI	20%	20%	20%

All joint agreements listed above are operated in Peru.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The main activities of the joint operations correspond to:

Joint agreements	Economic activity
AENZA S.A.A.	Construction, operation, and maintenance of the raw sewage treatment plant of La Chira to the south of Lima. The purpose of the project is to face enviromental problems of Lima, due to raw sewage flowing into the sea.

Cumbra Peru S.A.	Consortiums created only to come into construction contracts.

Unna Energia S.A.	Consorcio Terminales and Terminales del Peru provide services of reception, storage, shipment, and transportation of liquid hydrocarbons such as gasoline, fuel for aircrafts, diesel and residual fuel, among others.

Unna Transporte S.A.C.	Services of refurbishment, routinary and regular maintenance of highways, and highway preservation and conservation services.

Cumbra Ingenieria S.A.	Engineering advisory and consulting services, execution of studies and projects, project management, and work supervision.

7. Operating Segments

Operating segments are reported consistently with the internal reports that are reviewed by the Corporation’s chief decision-maker; that is, the Executive Committee, which is led by the Corporate General Manager. This Committee acts as the maximum authority in operations decision making and is responsible for allocating resources and assessing the performance of each operating segment.

The Corporation’s segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

As set forth under IFRS 8, reportable segments based on the level of revenue are ‘engineering and construction’, ‘infrastructure’ and ‘energy’.

Income derived from operations abroad (Chile and Colombia) represents 19.5% of the Corporation’s total income in 2022 (20.7% in 2021 including Chile and Colombia).

Inter-segmental sale transactions are made at prices similar to those that would have been agreed to with non-related third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the statement of profit or loss. Sale of goods are related to real estate segment. Revenues from services are related to other segments.

Corporation’s sales and accounts receivable are not concentrated in a few customers. There are no external customers representing 10% or more of the Corporation’s revenue.

The Corporation has determined four reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Corporate Governance Board (“CODM”) in deciding how to allocate resources and assess performance.

The operations of Corporation in each reportable segment are as follows:

(a)	Engineering and construction: This segment includes traditional engineering services such as architectural planning, structural, civil and design engineering for advanced specialties including process design, simulation, and environmental services, as well as construction at three divisions: i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electromechanical construction, such as concentrator plants, oil and natural gas pipelines, and electric transmission lines; iii) building construction, such as offices, residential buildings, hotels, and affordable housing projects, shopping centers, and industrial facilities.

(b)	Energy: This segment includes oil exploration, exploitation, production, treatment, and trade in four oil deposits, separation and trade of natural gas and its byproducts at the gas processing plant, as well as the construction and assembly of oil facilities or those linked to the oil and gas industry. It also includes storage and dispatch of fuel and oil byproducts.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(c)	Infrastructure: The Corporation has long-term concessions or similar contractual arrangements in Peru for three highways with tolls, Lima Metro, a sewage treatment plant in Lima, and operation and maintenance services for infrastructure assets.

(d)	Real Estate: The Corporation mainly develops and sells properties for low- and middle-resource sectors, which are experiencing a significant increase in available income, as well as luxury properties to a lesser degree. It also develops commercial spaces and offices.

The CODM uses the Adjusted EBITDA (earnings before interest, tax, depreciation, and amortization) as the primary relevant measure to understand the Corporation’s operating performance and allocate resources and its operating segments.

Adjusted EBITDA is not a measurement of results based on International Financial Reporting Standards. The Corporation’s definition related to adjusted EBITDA may not be comparable to similar performance measures and disclosures from other entities.

The adjusted EBITDA is reconciled to net loss as follows:

In thousands of soles	2020	2021	2022
Net loss	(215,178)	(101,816)	(362,054)
Financial income and expenses	145,705	209,495	141,020
Interests for present value of financial asset or liability	(28,182)	63,032	86,014
Income tax	50,408	41,443	131,346
Depreciation and amortization	197,125	205,307	177,023
Adjusted EBITDA	149,878	417,461	173,349
Adjustments to adjusted EBITDA for other items
Impairment of investments	-	-	14,525
Provisions: civil compensation and legal claims	89,084	30,457	256,198
Put option on Morelco S.A.S. acquisition	-	(70,322)	-
Adjusted EBITDA for other items	238,962	377,596	444,072

The adjusted EBITDA with non recurring items per segment is as follows:

In thousands of soles	2020	2021	2022
Engineering and construction	15,461	47,295	(72,335)
Energy	109,443	173,664	184,199
Infrastructure	91,255	197,066	262,626
Real estate	32,555	36,912	137,671
Parent company operations	(145,017)	(34,450)	10,550
Intercompany eliminations	135,265	(42,891)	(78,639)
	238,962	377,596	444,072

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The following table shows the Corporation’s financial statements by operating segments:

Operating segments financial position

Segment reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of December 31, 2021
Assets.-
Cash and cash equivalent	303,925	121,873	114,100	182,607	7,499	109,828	117,346	-	957,178
Trade accounts receivables, net	610,651	67,662	38,418	106,856	1,003	9,958	84	-	834,632
Accounts receivable from related parties	95,390	121	48,012	4,309	-	3,166	52,644	(182,825)	20,817
Other accounts receivable	390,133	31,092	30,057	18,734	960	3,783	12,297	2	487,058
Inventories, net	48,192	35,489	7,662	31,949	13	366,650	-	(1,629)	488,326
Prepaid expenses	15,838	3,575	6,531	344	52	-	5,802	-	32,142
Total current assets	1,464,129	259,812	244,780	344,799	9,527	493,385	188,173	(184,452)	2,820,153
Long-term trade accounts receivable, net	851	-	15,654	666,801	-	-	-	-	683,306
Long-term accounts receivable from related parties	335,150	-	19,700	42	11,536	-	584,596	(307,127)	643,897
Prepaid expenses	-	981	20,558	1,894	684	-	-	(510)	23,607
Other long-term accounts receivable	10,448	86,815	-	-	7,346	57,243	39,508	-	201,360
Investments in associates and joint ventures	108,038	8,951	-	-	-	5,443	1,447,556	(1,538,815)	31,173
Investment property, net	-	-	-	-	-	22,416	42,558	(1,963)	63,011
Property, plant and equipment, net	142,228	153,456	7,056	749	181	6,845	1,653	(8,998)	303,170
Intangible assets and goodwill, net	142,499	257,580	322,625	351	-	733	14,575	5,028	743,391
Right-of-use assets, net	3,825	3,890	5,308	61	17	1,888	40,789	(8,061)	47,717
Deferred income tax asset	180,586	4,717	21,304	-	644	16,960	47,038	5,097	276,346
Total non-current assets	923,625	516,390	412,205	669,898	20,408	111,528	2,218,273	(1,855,349)	3,016,978
Total assets	2,387,754	776,202	656,985	1,014,697	29,935	604,913	2,406,446	(2,039,801)	5,837,131
Liabilities.-
Borrowings	136,512	27,046	3,687	45	18	69,065	13,573	(8,606)	241,340
Bonds	4,896	-	36,637	24,496	-	-	3,809	-	69,838
Trade accounts payable	699,851	67,686	44,210	30,637	464	30,401	38,894	683	912,826
Accounts payable to related parties	130,848	1,079	47,340	42,185	19	19,155	13,623	(203,245)	51,004
Current income tax	59,407	15,748	17,922	-	347	1,058	476	-	94,958
Other accounts payable	560,920	23,116	38,198	9,104	791	91,342	31,510	-	754,981
Provisions	71,301	25,498	4,158	-	-	560	54,028	-	155,545
Total current liabilities	1,663,735	160,173	192,152	106,467	1,639	211,581	155,913	(211,168)	2,280,492
Borrowings	5,382	121,693	1,721	15	-	5,315	205,244	(810)	338,560
Long-term bonds	21,386	-	215,296	602,201	-	-	352,201	-	1,191,084
Other long-term accounts payable	54,026	-	8,163	219	2,862	24,427	2,672	-	92,369
Long-term accounts payable to related parties	25,957	-	1,006	88,213	24,671	-	197,844	(286,979)	50,712
Provisions	56,362	55,279	33,188	3,039	-	-	181,629	-	329,497
Deferred income tax liability	19,705	31,187	-	47,515	-	-	-	-	98,407
Total non-current liabilities	182,818	208,159	259,374	741,202	27,533	29,742	939,590	(287,789)	2,100,629
Total liabilities	1,846,553	368,332	451,526	847,669	29,172	241,323	1,095,503	(498,957)	4,381,121
Equity attributable to controlling interest in the Company	528,033	378,653	149,904	125,271	763	139,728	1,308,104	(1,427,411)	1,203,045
Non-controlling interest	13,168	29,217	55,555	41,757	-	223,862	2,839	(113,433)	252,965
Total liabilities and equity	2,387,754	776,202	656,985	1,014,697	29,935	604,913	2,406,446	(2,039,801)	5,837,131

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of December 31, 2022
Assets.-
Cash and cash equivalent	209,737	104,553	130,213	171,747	2,910	111,487	186,907	-	917,554
Trade accounts receivables, net	697,512	80,245	34,183	118,867	898	146,316	561	-	1,078,582
Accounts receivable from related parties	86,146	68	51,523	4,455	52	378	115,736	(230,613)	27,745
Other accounts receivable	298,784	39,921	28,902	15,229	30	5,380	7,294	(2,345)	393,195
Inventories, net	41,933	29,935	9,655	39,780	-	227,067	-	(1,587)	346,783
Prepaid expenses	10,945	2,055	5,496	369	160	448	8,625	-	28,098
Total current assets	1,345,057	256,777	259,972	350,447	4,050	491,076	319,123	(234,545)	2,791,957
Long-term trade accounts receivable, net	2,806	-	16,215	699,487	1,392	3,969	-	-	723,869
Long-term accounts receivable from related parties	299,268	-	15,858	42	14,015	-	602,004	(388,795)	542,392
Prepaid expenses	-	826	14,549	1,731	632	-	65	(510)	17,293
Other long-term accounts receivable	101,366	89,782	-	-	7,346	55,347	31,889	-	285,730
Inventories, net	-	-	-	-	-	65,553	-	-	65,553
Investments in associates and joint ventures	975	12,049	-	-	-	2,752	1,509,790	(1,510,650)	14,916
Investment property, net	-	-	-	1,507	-	19,823	40,594	-	61,924
Property, plant and equipment, net	102,822	176,596	6,193	848	150	7,531	1,286	(10,961)	284,465
Intangible assets and goodwill, net	131,431	363,066	274,597	238	-	615	13,414	3,975	787,336
Right-of-use assets, net	8,745	12,795	7,106	23	143	2,580	38,485	(19,670)	50,207
Deferred income tax asset	175,702	4,572	26,787	-	415	23,781	59,316	5,065	295,638
Total non-current assets	823,115	659,686	361,305	703,876	24,093	181,951	2,296,843	(1,921,546)	3,129,323
Total assets	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280
Liabilities.-
Borrowings	19,191	38,612	3,844	17	6	43,118	480,735	(11,261)	574,262
Bonds	4,554	-	41,343	31,203	-	-	-	-	77,100
Trade accounts payable	740,142	124,259	52,916	52,292	223	35,939	16,950	4,535	1,027,256
Accounts payable to related parties	297,505	2,734	46,257	22,421	296	12,227	20,291	(348,243)	53,488
Current income tax	12,495	247	8,609	2,433	104	45,092	672	-	69,652
Other accounts payable	490,494	19,724	49,187	9,146	1,298	115,661	24,837	(4,905)	705,442
Provisions	81,288	20,535	1,722	1,197	-	540	27,644	-	132,926
Total current liabilities	1,645,669	206,111	203,878	118,709	1,927	252,577	571,129	(359,874)	2,640,126
Borrowings	6,480	100,597	3,462	-	138	10,852	192,435	(8,333)	305,631
Long-term bonds	16,719	-	177,341	598,753	-	-	-	-	792,813
Long-term trade accounts payable	-	-	-	9,757	-	-	-	-	9,757
Other long-term accounts payable	94,261	-	2,243	189	2,932	-	2,694	-	102,319
Long-term accounts payable to related parties	7,886	57,300	1,176	27,294	21,663	-	189,451	(277,477)	27,293
Provisions	11,453	49,701	11,463	4,947	-	-	491,463	-	569,027
Deferred income tax liability	16,670	53,242	-	58,396	-	-	-	-	128,308
Total non-current liabilities	153,469	260,840	195,685	699,336	24,733	10,852	876,043	(285,810)	1,935,148
Total liabilities	1,799,138	466,951	399,563	818,045	26,660	263,429	1,447,172	(645,684)	4,575,274
Equity attributable to controlling interest in the Company	363,404	417,970	166,678	177,208	1,483	278,501	1,165,811	(1,509,551)	1,061,504
Non-controlling interest	5,630	31,542	55,036	59,070	-	131,097	2,983	(856)	284,502
Total liabilities and equity	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
For the year ended December 31, 2020
Revenue	2,131,740	369,798	466,824	345,258	3,359	182,439	71,197	(385,062)	3,185,553
Gross profit (loss)	83,124	53,251	40,858	107,918	366	40,345	(2,344)	(46,136)	277,382
Administrative expenses	(102,985)	(16,119)	(16,584)	(12,738)	(289)	(16,462)	(23,647)	54,811	(134,013)
Other income and expenses, net	(43,573)	(4,185)	(79,576)	72	42	1,962	(55,984)	60	(181,182)
Operating (loss) profit	(63,434)	32,947	(55,302)	95,252	119	25,845	(81,975)	8,735	(37,813)
Financial expenses	(53,605)	(15,745)	(30,194)	(9,316)	(275)	(12,625)	(48,371)	28,328	(141,803)
Financial income	4,239	1,014	4,326	1,586	897	2,900	21,913	(30,293)	6,582
Gain(loss) on present value of financial asset or financial liability	3,985	(555)	(2,182)	-	-	1,662	25,489	(217)	28,182
Share of profit or loss in associates and joint ventures	-	2,391	-	-	-	34	(137,238)	135,583	770
(Loss) profit before income tax	(108,815)	20,052	(83,352)	87,522	741	17,816	(220,182)	142,136	(144,082)
Income tax	4,422	(7,500)	(13,477)	(26,681)	(277)	(2,854)	(7,768)	(37)	(54,172)
(Loss) profit from continuing operations	(104,393)	12,552	(96,829)	60,841	464	14,962	(227,950)	142,099	(198,254)
Profit (Loss) from discontinuing operations	-	-	-	-	-	-	(16,919)	(5)	(16,924)
(Loss) profit for the year	(104,393)	12,552	(96,829)	60,841	464	14,962	(244,869)	142,094	(215,178)
(Loss) profit from attributable to:
Owners of the Company	(100,107)	9,176	(88,865)	45,631	464	1,391	(244,829)	135,742	(241,397)
Non-controlling interest	(4,286)	3,376	(7,964)	15,210	-	13,571	(40)	6,352	26,219
	(104,393)	12,552	(96,829)	60,841	464	14,962	(244,869)	142,094	(215,178)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
For the year ended December 31, 2021
Revenue	2,753,987	541,859	515,382	348,915	3,650	239,391	67,202	(328,988)	4,141,398
Gross profit (loss)	139,035	110,078	81,964	81,993	1,322	42,025	3,372	(46,674)	413,115
Administrative expenses	(125,094)	(14,575)	(14,460)	(14,267)	(449)	(14,911)	(46,193)	50,336	(179,613)
Other income and expenses	40,301	(4,400)	(3,683)	1,537	4	1,337	(38,705)	(868)	(4,477)
Operating profit (loss)	54,242	91,103	63,821	69,263	877	28,451	(81,526)	2,794	229,025
Financial expenses	(118,725)	(13,436)	(27,568)	(8,298)	(124)	(11,927)	(46,265)	29,928	(196,415)
Financial income	1,278	298	2,544	520	510	470	40,740	(43,714)	2,646
(Loss) gain on present value of financial asset or financial liability	(2,395)	(533)	(1,874)	-	-	1,779	(72,411)	12,402	(63,032)
Share of profit or loss in associates and joint ventures	(1,794)	2,833	-	-	-	831	35,686	(38,417)	(861)
(Loss) profit before income tax	(67,394)	80,265	36,923	61,485	1,263	19,604	(123,776)	(37,007)	(28,637)
Income tax	(14,140)	(22,469)	(10,012)	(19,382)	(500)	(6,644)	26,808	(66)	(46,405)
(Loss) profit from continuing operations	(81,534)	57,796	26,911	42,103	763	12,960	(96,968)	(37,073)	(75,042)
Loss from discontinuing operations	-	-	-	-	-	-	(26,716)	(58)	(26,774)
(Loss) profit for the year	(81,534)	57,796	26,911	42,103	763	12,960	(123,684)	(37,131)	(101,816)
(Loss) profit from attributable to:
Owners of the Company	(82,160)	51,294	15,946	31,577	763	794	(123,637)	(36,347)	(141,770)
Non-controlling interest	626	6,502	10,965	10,526	-	12,166	(47)	(784)	39,954
	(81,534)	57,796	26,911	42,103	763	12,960	(123,684)	(37,131)	(101,816)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
For the year ended December 31, 2022
Revenue	2,679,198	633,792	614,525	388,811	4,412	367,276	68,091	(350,981)	4,405,124
Gross profit (loss)	(23,293)	118,934	105,400	119,729	4,644	151,797	11,702	(41,282)	447,631
Administrative expenses	(126,844)	(13,942)	(12,861)	(10,806)	(947)	(15,932)	(35,543)	54,277	(162,598)
Other income and expenses	79,114	639	25,291	(3,042)	-	(5,014)	(332,399)	(55,203)	(290,614)
Operating profit (loss)	(71,023)	105,631	117,830	105,881	3,697	130,851	(356,240)	(42,208)	(5,581)
Financial expenses	(70,040)	(17,704)	(26,655)	(7,235)	(1,691)	(9,407)	(65,285)	41,543	(156,474)
Financial income	2,010	1,692	2,119	2,440	223	1,086	52,271	(46,387)	15,454
(Loss) gain on present value of financial asset or financial liability	(6,196)	2,078	(267)	-	-	2,616	(84,245)	-	(86,014)
Share of profit or loss in associates and joint ventures	13,511	3,098	-	-	-	626	14,338	(29,666)	1,907
(Loss) profit before income tax	(131,738)	94,795	93,027	101,086	2,229	125,772	(439,161)	(76,718)	(230,708)
Income tax	(15,755)	(30,905)	(19,587)	(31,836)	(746)	(42,885)	10,397	(29)	(131,346)
(Loss) profit from continuing operations	(147,493)	63,890	73,440	69,250	1,483	82,887	(428,764)	(76,747)	(362,054)
(Loss) profit for the year	(147,493)	63,890	73,440	69,250	1,483	82,887	(428,764)	(76,747)	(362,054)
(Loss) profit from attributable to:
Owners of the Company	(145,695)	56,800	59,262	51,937	1,483	31,094	(428,905)	(77,127)	(451,151)
Non-controlling interest	(1,798)	7,090	14,178	17,313	-	51,793	141	380	89,097
	(147,493)	63,890	73,440	69,250	1,483	82,887	(428,764)	(76,747)	(362,054)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Segments by geographical areas:

In thousands of soles	2020	2021	2022
Revenues:
- Peru	2,510,415	3,284,674	3,544,465
- Chile	521,076	750,565	708,996
- Colombia	151,876	106,160	151,663
- Mexico	2,187	-	-
	3,185,553	4,141,398	4,405,124
Non-current assets:
- Peru	2,918,529	2,752,560	2,911,954
- Chile	267,850	165,652	151,328
- Colombia	107,486	98,766	66,041
	3,293,864	3,016,978	3,129,323

8. Financial Instruments

A. Financial instruments by category

Financial assets related to concession agreements are shown in the consolidated statement of financial position as ’short-term trade accounts receivable’ and ‘long-term trade accounts receivable’.

As of December 31, the classification of financial assets and liabilities by category is as follows:

In thousands of soles	2021	2022
Financial assets according to the consolidated statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	957,178	917,554
- Trade accounts receivable and other accounts receivable (excluding non-financial assets)	1,258,265	1,452,606
- Financial assets related to concession agreements (ii)	814,293	861,190
- Accounts receivable from related parties	664,714	570,137
	3,694,450	3,801,487

In thousands of soles	2021	2022
Financial liabilities according to the consolidated statement of financial position
Other financial liabilities at amortized cost:
- Bank loans and other financial entities	509,557	819,973
- Finance leases	9,836	835
- Lease liability for right-of-use asset	60,507	59,085
- Bonds	1,260,922	869,913
- Trade and other accounts payable excluding non-financial liabilities) (iii)	1,178,830	1,207,739
- Accounts payable to related parties	101,716	80,781
	3,121,368	3,038,326
Other financial liabilities:
- Other provisions (iv)	576,194	541,345

(i)	The following non-financial assets are excluded: advances to suppliers for S/53.7 million and tax receivable for S/141.9 million (S/31.4 million and S/133.4 million, respectively, as of December 31, 2021).

(ii)	It’s included in the trade accounts receivable item.

(iii)	The following non-financial liabilities are excluded: advances received from customers for S/365.7 million, taxes payable for S/165.8 million, Salaries and other personnel payable for S/99.2 million and others for S/6.2 million (S/322.7 million, S/124 million, S/126.5 million and S/8.2 million, respectively, as of December 31, 2021).

(iv)	Includes civil compensation to Peruvian Government S/488.9 million and administrative process INDECOPI for S/52.4 million (S/486.1 million and S/55 million, respectively, as of December 31, 2021; additionally, shareholder class action lawsuits in the Eastern District Court of New York for S/35.1 million).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

B. Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed with reference to external risk ratings, if any, or based on historical information on the default rates of their counterparties (Note 4.A.(b)).

As of December 31, the credit quality of financial assets is shown below:

In thousands of soles	2021	2022
Cash and cash equivalents (*)
Banco de Credito del Peru (A+)	492,076	363,283
Banco Interbank (A)	77,497	231,174
Banco Continental (A+)	109,343	97,422
Banco Scotiabank (A+)	83,192	79,408
Citibank (A+)	110,232	60,858
Banco Santander - Chile (AAA)	32,835	42,823
Banco de la Nacion (A)	22,626	28,566
Banco Bogota (AAA)	13,950	3,555
Banco Santander - Peru (A+)	2,878	2,563
Banco Scotiabank - Chile (A+)	1,566	1,984
Banco Interamericano de Finanzas (A)	2,114	731
Banco Pichincha (A-)	2,045	92
Other	3,666	1,413
	954,020	913,872

(*)	The difference between the balances shown and the balances of the consolidated statement of financial position correspond to cash and remittances in transit (Note 9).

For banks in Peru, these risk ratings are obtained from the risk rating agencies authorized by the SBS. For banks in Chile, ratings are obtained from the risk rating agencies authorized by the Comision para el Mercado Financiero – CMF (Financial Market Commission) of Chile (Fitch Chile Clasificadora de Riesgo Ltda. And ICR International Credit Rating Cia Clasificadora de Riesgo Ltda.). For banks in Colombia, ratings are obtained from the following financial institutions: Fitch Ratings, Value and Risk Rating S.A., BRC Standard and Poor’s Rating, and Technical I of BRC Investor Services S.A. SCV.

The credit quality of customers is assessed in three categories (internal classification):

A:	new customers/related parties (less than six months);

B:	existing customers/related parties (with more than six months of trade relationship) with no previous default history; and

C:	existing customers/related parties (with more than six months of trade relationship) with previous default history.

In thousands of soles	Note	2021	2022
Trade accounts receivable	10
Counterparties with no external risk rating
A		28,156	162,555
B		1,478,789	1,635,926
C		10,993	3,970
		1,517,938	1,802,451

Receivable from related parties and joint operators	11
B (*)		20,817	18,760
C		-	8,985
		20,817	27,745

(*)	The account receivable from related parties does not include the balance receivable from Gasoducto Sur Peruano S.A.

The total balance of trade accounts receivable and accounts receivable from related parties is subject to the terms and conditions of the respective contract. They have not been renegotiated.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

9. Cash and Cash Equivalents

As of December 31, this caption comprises:

In thousands of soles	2021	2022
Cash on hand	936	727
Remittances in-transit	2,222	2,955
Bank accounts
Current accounts	142,029	363,130
Banco de la Nacion	19,847	19,280
Time deposits (a)	205,302	114,994
Savings deposits and mutual funds	62	4
	367,240	497,408
Trust account - Specific use funds
Operational funds	261,001	229,165
Consortium funds	78,589	114,050
Reserve funds (b)	163,939	71,966
Guarantee funds	83,251	1,283
	586,780	416,464
Total Cash and Cash equivalents	957,178	917,554

Current accounts are denominated in local and foreign currency, deposited in local and foreign banks with a high credit rating (Note 8.B) and are freely available. These accounts earn interest at market rates.

The Corporation maintains unrestricted trust accounts in local and foreign banks for the management of funds for specific uses that are classified as: i) operating funds and consortium funds for the exclusive management of project cash flows; and ii) reserve and guarantee funds for the payment of bonds issued and other obligations of the Corporation.

a.	Time deposits have maturities lower than ninety (90) days and may be renewed upon maturity. These deposits bear interest that fluctuates between 0.26% and 7.40%.

In thousands of soles	Financial entities	Interest rate	2021	2022
Tren Urbano de Lima S.A.	Banco de Credito del Peru S.A.	7.40%	55,000	73,200
Vial y Vives - DSD S.A.	Banco Santander - Chile	0.93%	-	22,317
Unna Energia S.A.	Banco Internacional del Peru S.A.A.	0.35%	32,197	15,471
Unna Energia S.A.	Banco de Credito del Peru S.A.	0.30%	11,130	4,006
AENZA S.A.A.	Banco de Credito del Peru S.A.	0.26%	100,583	-
Concesionaria La Chira S.A.	BBVA Banco Continental S.A.	1.65%	4,000	-
Cumbra Ingenieria S.A.	Banco de Credito del Peru S.A.	1.75%	2,392	-
			205,302	114,994

b.	The trust accounts with reserve funds for the payment of bonds issued and other obligations of the Corporation are as follows:

In thousands of soles	2021	2022
Tren Urbano de Lima S.A.	103,269	49,397
Red Vial 5 S.A.	22,531	22,569
AENZA S.A.A.	7,386	-
Cumbra Ingenieria S.A.	12,760	-
Unna Energia S.A.	17,993	-
	163,939	71,966

Cash and cash equivalents do not represent a significant credit or interest rate risk; therefore, their carrying amounts approximate their fair value.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

10. Trade Accounts Receivable, net

As of December 31, this account comprises:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022

Receivables - net (a)	773,575	894,571	269,427	366,007	504,148	528,564
Contract assets – Subsidiaries (b)	453,610	584,217	453,610	584,217	-	-
Contract assets – Concessions (c)	290,753	323,663	111,595	128,358	179,158	195,305
	1,517,938	1,802,451	834,632	1,078,582	683,306	723,869

As of December 31, 2021 and 2022, trade accounts receivable are denominated in local and foreign currency, have current maturities, do not accrue interest and do not have specific guarantees. The fair value of current accounts receivable is similar to carrying amount since its average collection period is less than sixty (60) days.

As of December 31, the balance of accounts receivable corresponds to:

In thousands of soles	2021	2022
Tren Urbano de Lima S.A.	773,657	818,354
Cumbra Peru S.A.	567,807	647,113
Viva Negocio Inmobiliario S.A.C. (i)	9,958	150,285
Unna Energia S.A.	67,662	80,245
Cumbra Ingenieria S.A.	43,695	53,205
Red Vial 5 S.A.	22,458	24,072
Carretera Andina del Sur S.A.C.	12,686	13,035
Unna Transporte S.A.C.	14,439	9,852
Carretera Sierra Piura S.A.C.	4,489	3,439
Concesionaria La Chira S.A.	1,003	2,290
Others	84	561
	1,517,938	1,802,451

The balances of trade accounts receivable described above are mainly related to the economic activity detailed in Note 6.

(i)	As of December 31, 2022, invoices receivable mainly correspond to the sale of a land to SEDAPAL by Inmobiliaria Almonte 2 S.A.C. (located in the district of Lurin, province of Lima, with an area of 209.59 hectares) for S/ 140 million, which will be paid in seven (7) installments, being the last one in August 2023. As of December 31, 2021, invoices receivable correspond mainly to the sale of land of Inmobiliaria Almonte S.A. for S/ 1.7 million, sale of apartments mainly in the projects Los Parques de Comas for S/ 1.9 million, in the project Los Parques de Huancayo for S/ 1.2 million and in the project Los Parques de Carabayllo 3 for S/ 3.9 million, rents in the projects Tiendas Linea 1 and Centro Comercial Agustino Plaza for S/ 1 million and S/ 0.8 million corresponding to the sale of other apartments.

(a)	Invoices receivables are recognized net of impairment for S/44.7 million and discounted at current value for S/ 0.7 millions. (S/44.4 million for impairment and S/ 0.9 million at current value as of December 31, 2021).

As of December 31, 2021 and 2022 the Management performed the assessment of credit risk exposure on trade receivables.

Maturity as of 31 of December, 2021 and 2022 is detailed below:

In thousands of soles	2021	2022
Current	683,921	853,531
Past due up to 30 days	41,222	29,078
Past due from 31 days up to 90 days	11,668	2,049
Past due from 91 days up to 120 days	15,814	1,437
Past due from 121 days up to 360 days	7,070	4,100
Past due over 360 days	13,880	4,376
	773,575	894,571

As of December 31, 2022, the amount of due debts over three hundred and sixty (360) days mainly includes invoices receivable from subsidiaries: Cumbra Peru S.A. for S/ 3.4 million and Cumbra Ingenieria S.A. for S/ 0.9 million (Cumbra Peru S.A. for S/ 9.5 million, Unna Transporte S.A.C. for S/ 2.7 million, and Cumbra Ingenieria S.A. for S/ 1.6 million as of December 31, 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(b)	The Contract Assets by the subsidiaries correspond to documents related to the estimates for services provided that were not invoiced, valuations under preparation or approval pending. These rights are recognized net of impairment for S/3.8 million and discounted at current value for S/ 2.8 million (S/ 5.2 million for impairment and S/ 5.9 million at current value as of December 31, 2021). The following is a breakdown by subsidiary:

In thousands of soles	2021	2022
Cumbra Peru S.A.	414,415	533,389
Cumbra Ingenieria S.A.	24,177	38,922
Unna Transporte S.A.C.	10,291	6,192
Unna Energia S.A.	4,718	5,617
Others	9	97
	453,610	584,217

Find below the Contract Assets corresponding to subsidiaries grouped by main projects:

In thousands of soles	2021	2022
Infrastructure
Operation and maintenance of roads	9,192	5,440
Others	1,099	752
	10,291	6,192
Energy	4,718	5,617

Engineering and Construction
Cumbra Peru S.A. - Jorge Chavez Airport (*)	25,401	167,360
Vial y Vives - DSD S.A. - Engineering and Construction Works	207,406	151,690
Cumbra Peru S.A. - Talara Refinery	62,617	77,448
Morelco S.A.S. - Engineering and Construction Works	6,430	58,075
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	96,972	54,996
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	3,872	22,455
Cumbra Peru S.A. - Toquepala Concentrator Maintenance Project	-	11,213
Cumbra Peru S.A. - Rio Urubamba Consortium	-	7,417
Cumbra Peru S.A. - Quebrada Honda Test Plant Project	412	5,417
Cumbra Peru S.A. - Gasoducto Piura Project	13,347	2,320
Others	22,135	13,920
	438,592	572,311
Others	9	97
	453,610	584,217

(*)	The variation at the end of 2022 corresponds to the EPC LAP3 project, related to the increase of activities in the construction of the Jorge Chavez airport terminal (Consorcio Inti Punku).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(c)	The contract assets for concessions correspond to future collections to the Grantor according to the terms of the concession agreement as detailed below:

In thousands of soles	2021	2022
Tren Urbano de Lima S.A.	256,526	281,487
Red Vial 5 S.A.	16,451	24,072
Carretera Andina del Sur S.A.C.	12,667	12,796
Carretera Sierra Piura S.A.C.	4,489	3,018
Concesionaria La Chira S.A.	620	2,290
	290,753	323,663

(c.1)	The contract assets from Tren Urbano de Lima S.A. include: i) the quarterly remuneration to be received by the Concessionaire for the kilometers traveled (PKT) pending settlement by the Grantor; ii) account receivable from the Peruvian State in the long term, plus accrued interest according to the amortized cost method (Note 2.E).

(c.2)	The contract assets of Red Vial 5 S.A. corresponds to (i) a claim to the Ministry of Transportation and Communications (“MTC”) related to the application of Clause 9.9 Fare Guarantee of the Concession Agreement, by means of which the Grantor shall recognize and pay to Red Vial 5 S.A. the corresponding fair difference if a public entity does not let the Concessionaire collect the respective fare according to the agreement. The amount recorded amounting to S/ 13.3 million corresponds to current compensation value. On January 10, 2023, the arbitral request against the Peruvian Government was made before the Centro Internacional de Arreglo de Diferencia Relativas a Inversiones - CIADI (International Center to Deal with Investment Controversies) related to the payment of Fare Guarantee and others related to conservation and maintenance costs, (ii) provisions for supplementary works for S/ 8.7 million, and (iii) provisions receivable for engineering studies amounting to S/ 2.1 million.

The fair value of the financial assets related to concession agreements for disclosure purposes is estimated discounting future contractual cash flows with the long-term sovereign interest risk rate. This measurement is classified under level 2 hierarchy according with prior description:

	Carrying amount		Fair value
In thousands of soles	2021	2022	2021	2022
Tren Urbano de Lima S.A.	773,657	818,354	863,497	810,539

(d)	The movement of impairment of trade accounts receivable is as follows:

In thousands of soles	Note	2020	2021	2022
Balance at January, 1		(8,422)	(56,630)	(49,604)
Impairment, net	25 (iii)	(19,772)	(1,061)	(54,766)
Reversal of impairment		(33,874)	84	56
Write-off (*)		5,653	8,340	55,744
Exchange difference		(212)	(336)	32
Translation adjustments		(3)	(1)	54
Balance at December, 31		(56,630)	(49,604)	(48,484)

(*)	In 2022 corresponds mainly to write-offs generated in Cumbra Peru for S/ 55.7 million for the agreement with Tecnicas Reunidas in Talara S.A. (in 2021 Cumbra Peru for S/ 4.2 million, Tren Urbano de Lima S.A. for S/ 3.5 million, and others for S/ 0.6 million, in 2020 Cumbra Peru for S/5.7 million).

Management, after evaluating the balances receivable at the date of the consolidated financial statements, considers that, except for the accounts receivable provisioned, there are no accounts at risk of uncollectibility.

In the opinion of Corporate management, the expected credit loss allowance and allowance for trade receivables adequately cover the risk of uncollectibility as of December 31, 2021 and 2022.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

11. Transactions with Related Parties and Joint Operators

A. Transactions with related parties

The main transactions among Company and its related parties are summarized as follows:

In thousands of soles	2020	2021	2022
Revenue from sales of goods and services:
- Joint operations	15,903	22,374	48,042
- Associates	5	-	-
	15,908	22,374	48,042
Purchase of goods and services:
- Associates	1,225	4,478	1,842
	1,225	4,478	1,842

B. Related parties transactions

Transactions among related parties are made based on current price lists and according to the terms and conditions similar to those agreed with third parties.

As of December 31, 2021 and 2022 the balances at the end of the year were the following:

	As of December 31, 2021		As of December 31, 2022
In thousands of soles	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,792	-	9,606	-
Consorcio Inti Punku	1,865	1,733	4,030	3,104
Consorcio GyM Conciviles	1,479	1,074	-	1,426
Consorcio Italo Peruano	1,394	106	1,524	-
Consorcio Manperan	1,389	4,968	603	4,064
Consorcio Ermitaño	1,028	515	547	-
Consorcio Peruano de Conservacion	654	2,392	752	2,629
Consorcio Norte Pachacutec	125	282	57	246
Terminales del Peru	92	399	88	600
Consorcio Constructor Chavimochic	-	9,301	-	9,421
Consorcio Rio Mantaro	-	7,043	-	12,247
Consorcio Vial Quinua	-	1,947	-	1,945
Consorcio CDEM	-	1,545	-	-
Consorcio GyM-Stracon	-	143	-	160
Consorcio TNT Vial y Vives – DSD Chile Ltda	-	633	8,664	3,153
Other minors	288	1,803	1,874	1,139
	18,106	33,884	27,745	40,134

Other related parties
Ferrovias S.A.	-	15,513	-	13,354
Peru Piping Spools S.A.C.	2,711	1,607	-	-
	2,711	17,120	-	13,354
Current portion	20,817	51,004	27,745	53,488

Non-current portion
Gasoducto Sur Peruano S.A. (Note 14.A.i)	643,897	-	542,392	-
Ferrovias S.A.	-	14,690	-	15,054
Ferrovias Participaciones S.A.	-	36,022	-	12,239
Non-current	643,897	50,712	542,392	27,293

As of December 31, 2021 and 2022, accounts receivable and accounts payable are mainly of current maturity and have no specific guarantees. These balances do not bear interest considering their maturity in the short term.

The corporation carries out its operations with related companies under the same conditions as those carried out with third parties; consequently, there are no differences in pricing policies or in the basis for tax settlement; with respect to payment methods, these do not differ from policies granted to third parties. Transactions with non-controlling interests are disclosed in Note 34.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

C. Key Management remuneration

Key Management includes executive and non-executive directors, members of the Executive Committee and Internal Audit Management. In 2022 remuneration paid or payable to key Management amounted to S/33 million and only included short-term benefits (in 2021 a balance of S/ 33.5 million and S/22.7 million in 2020).

12. Other accounts receivable, net

As of December 31, this caption comprises:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022

Guarantee deposits (a)	139,019	194,885	135,650	110,507	3,369	84,378
Petroleos del Peru S.A.- Petroperu S.A. (b)	106,077	105,073	19,262	15,291	86,815	89,782
Claims to third parties (c)	113,685	88,919	56,069	17,130	57,616	71,789
Advances to suppliers (d)	31,365	53,658	31,365	53,658	-	-
Restricted funds (e)	7,346	52,014	-	44,668	7,346	7,346
VAT credit (f)	41,077	50,172	32,706	39,959	8,371	10,213
Income tax on-account payments (g)	44,072	48,729	44,072	48,729	-	-
Cumbra Peru S.A. - Refineria Talara (h)	125,864	36,266	115,435	36,266	10,429	-
Consorcio Panorama (i)	27,193	21,081	-	-	27,193	21,081
ITAN and other tax receivable	17,285	15,022	17,203	14,001	82	1,021
Accounts receivable from personnel	16,864	2,359	16,864	2,359	-	-
Other minors	18,571	10,747	18,432	10,627	139	120
	688,418	678,925	487,058	393,195	201,360	285,730

The fair value of the other short-term accounts receivable is similar to their carrying amount due to their short-term maturity. The other non-current accounts receivable correspond mainly to claims to third parties and maturities range from two (2) to five (5) years.

Maximum exposure to credit risk at the reporting date is the carrying amount of every class of other accounts receivable.

Find below a description and composition of the main items of the balance of other accounts receivable:

(a)	It corresponds to funds held by customers for work contracts mainly of the subsidiary Cumbra Peru S.A. These deposits are retained by customers to ensure the subsidiary’s compliance with its obligations under contracts. The amounts retained will be recovered once the work is completed.

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022
Cumbra Peru S.A. - Projects and Consortiums	27,821	113,473	27,821	33,505	-	79,968
Vial y Vives - DSD S.A. - Engineering works and construction	79,126	54,236	79,126	54,236	-	-
Cumbra Peru S.A. - Quellaveco Concentrator Plant	12,133	11,436	12,133	11,436	-	-
Cumbra Peru S.A. - Piura Gas Pipeline Project	8,914	7,187	8,914	2,782	-	4,405
Cumbra Peru S.A. - Toquepala Electromechanics	-	5,817	-	5,817	-	-
Morelco S.A.S. - Engineering works and construction	6,617	2,403	6,617	2,403	-	-
Others	4,408	333	1,039	328	3,369	5
	139,019	194,885	135,650	110,507	3,369	84,378

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(b)	Corresponds to additional investments directly related to modernization, expansion, adaptation to current regulations and other operating or commercial requirements established in the operating contracts signed between Terminales del Peru and Petroleos del Peru – Petroperu S.A.

The additional investments are accredited based on the inspection report of the contractor, both of the capital invested by the operator and of the compliance with the operational aspects, technical, safety, environmental and social standards and requirements of the project that is the subject of the additional investment. In accordance with the contracts for the operation of the North and Central hydrocarbon supply terminals, these accounts receivable from Petroperu do not generate interest.

(c)	As of December 31, 2021 and 2022, corresponds to the following claims to third parties:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022
Superintendencia Nacional de Aduanas y de Administracion Tributaria (SUNAT) (c.1)	30,994	27,968	-	-	30,994	27,968
Ministry of Housing and Fondo Mi Vivienda (c.2)	23,953	26,084	-	-	23,953	26,084
Accounts receivable from joint venture (c.3)	46,360	21,100	46,360	7,915	-	13,185
Others	12,378	13,767	9,709	9,215	2,669	4,552
	113,685	88,919	56,069	17,130	57,616	71,789

(c.1)	Superintendencia Nacional de Aduanas y de Administracion Tributaria (SUNAT)

Corresponds to the company’s claim before the Specialized Administrative Court of the Court of Justice of Lima against the Tax Administration for deductions of investment losses. The balance as of December 31, 2022 is S/27.9 million (S/30.9 million as of December 31, 2021). In Management’s opinion and that of legal advisors, this account will be collected in a five-year period, estimated date for the end of the judicial process.

(c.2)	Ministry of Housing and Mi Vivienda Fund

Corresponds to a claim in favor of the Corporation, resulting from the termination of the contract called “Ciudad Alameda de Ancon”, signed by VIVA, the Ministry of Housing and Construction and Sanitation and Fondo Mi Vivienda S.A. As of December 31, 2022 the net amount of the claim corresponds to its fair value, which amounts to S/ 26 million (S/23 million as of December 31, 2021) and results from the discount of the gross amount of the claim, to be collected over 11 years, at a rate of 7.99%. The gross amount of the claim amounting to S/ 46.7 million (including the full amount of the services provided by VIVA in the Ancon Project) is part of the amount of the claim filed by VIVA against the Ministry of Housing, Construction and Sanitation for the amount of S/ 116.3 million, which also includes an indemnity for damages (consequential damages and loss of profits). According to Management and legal advisors, it is expected that the amount of the claim will be collected within a maximum period of 11 years.

(c.3)	Joint Venture

As of December 31, 2022 the balance corresponds to the attributions of proceeds to Cotinavec Montaje Peru S.A.C. for S/13 million, the balance is in the process of arbitration with an estimated date to be resolution, June 2025 as well as to other accounts receivables for S/7.9 million (S/29 million and S/17.3 million as of December 31, 2021).

(d)	As of December 31, 2021 and 2022, corresponds to advance payments to suppliers as following:

In thousands of soles	2021	2022
Cumbra Peru S.A. - Aeropuerto Jorge Chavez	7,992	18,353
Cumbra Peru S.A. - Projects and Consortiums	10,646	15,220
Tren Urbano de Lima S.A. - Alstom Transporte	3,691	3,691
Others	9,036	16,394
	31,365	53,658

(e)	As of December 31, 2022, restricted funds correspond to bank certificates under guarantee composed as follows: Cumbra Peru S.A. for S/ 29.9 million – EPC Talara, Cumbra Ingenieria S.A. for S/ 14.7 million, and a restricted fund of Concesionaria La Chira S.A. for S/ 7.3 million. (As of December 31, 2021 a restricted fund of Concesionaria La Chira S.A. for S/ 7.3 million).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(f)	As of December 31, 2021 and 2022, correspond to tax credit related to sales tax of the following subsidiaries:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022
Cumbra Peru S.A.	12,737	14,492	12,737	14,492	-	-
Tren Urbano de Lima S.A.	4,266	8,501	4,266	8,501	-	-
Viva Negocio Inmobiliario S.A.C.	6,110	8,077	514	639	5,596	7,438
Unna Transporte S.A.C.	5,333	5,033	5,333	5,033	-	-
Carretera Andina del Sur S.A.C.	1,475	4,313	1,475	4,313	-	-
Unna Energia S.A.	1,911	3,511	1,911	3,511	-	-
Cumbra Ingenieria S.A.	1,947	2,023	1,947	2,023	-	-
AENZA S.A.A.	3,715	879	3,715	879	-	-
Others	3,583	3,343	808	568	2,775	2,775
	41,077	50,172	32,706	39,959	8,371	10,213

(g)	As of December 31, 2021 and 2022, corresponds to income tax payment on account and balance in favor of the following subsidiaries:

In thousands of soles	2021	2022
Cumbra Peru S.A.	25,539	23,079
Unna Energia S.A.	932	15,739
Unna Transporte S.A.C.	844	5,119
Cumbra Ingenieria S.A.	4,331	2,754
AENZA S.A.A.	1,129	1,055
Carretera Andina del Sur S.A.C.	370	482
Qualys S.A.	502	156
Tren Urbano de Lima S.A.	9,990	-
Others	435	345
	44,072	48,729

(h)	Cumbra Peru S.A. - Talara Refinery

As of December 2022, Cumbra Peru S.A. had a lawsuit pending against Tecnicas Reunidas de Talara S.A.C. (TRT) for approximately US$ 78 million as compensation for damages suffered as a result of various contractual breaches. In turn, Tecnicas Reunidas de Talara S.A.C. filed a counterclaim for approximately US$ 81 million alleging that Cumbra Peru S.A. had breached the subcontract entered into between the two companies. On the other hand, on December 28, 2020, Tecnicas Reunidas de Talara S.A.C. executed two letters of guarantee issued by Banco Santander, the first for US$ 16 million for Fidelity Performance and the second letter of guarantee for US$ 7.7 million for advance payment of work, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph. At December 31, 2021, the balance of accounts receivable from TRT including executed bond letters amounted to US$ 31.6 million, equivalent to S/ 125.8 million.

In December 2022, the Company signed an agreement with Tecnicas Reunidas de Talara S.A.C., in order to solve claims of both parties. As a result of this agreement, the Company impaired account receivables rights for US$ 29.6 million equivalent to S/113 million (Note 12-j.1). Also, the Company would receive payments for outstanding invoices for an amount of US$10.3 million (equivalent to S/36.2 million) before January 31, 2023. As of the closing date of this report, the Company has collected the full amount agreed.

(i)	As of December 31, 2021 and 2022, corresponds to the settlement agreement of the Consorcio Panorama signed by Viva Negocio Inmobiliario S.A.C. and Inversiones Maje S.A.C. on December 14, 2018. This balance includes the return of contributions and profit totaling US$ 6.8 million (equivalent to S/ 26 million), obtained based on future sales of the properties held in the Project, which has an estimated collection date of August 2025.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The movement of impairment of other accounts receivable in 2020, 2021 and 2022 was as follows:

In thousands of soles	Tax credit	Guaranties Retention	Claims to third parties	Total
At January 1, 2020	-	165	(30,863)	(30,698)
Impairment of Unna Transporte S.A.C.	(6,222)	(12,511)	(62,456)	(81,189)
Write-off	-	12,530	(325)	12,205
Exchange difference	-	-	(2,188)	(2,188)
Translations adjustments	-	(184)	4	(180)
At December 31, 2020	(6,222)	-	(95,828)	(102,050)
At January 1, 2021	(6,222)	-	(95,828)	(102,050)
Additions	-	-	(21,178)	(21,178)
Write-off	-	-	986	986
Exchange difference	-	-	(2,400)	(2,400)
Translations adjustments	-	-	(4,927)	(4,927)
At December 31, 2021	(6,222)	-	(123,347)	(129,569)

At January 1, 2022	(6,222)	-	(123,347)	(129,569)
Additions	-	-	(127,348)	(127,348)
Write-off	-	-	113,037	113,037
Exchange difference	-	-	2,646	2,646
Translations adjustments	-	-	603	603
At December 31, 2022	(6,222)	-	(134,409)	(140,631)

As of December 31, 2022 the additions correspond to: a) Cumbra Peru S.A. for S/ 115.6 million (Tecnicas Reunidas Talara S.A. S/113 million, Consorcio Chavimochic for S/1.9 million and Morelco S. A.S. for S/0.7 million); b) AENZA S.A.A. for S/3.1 million from Mota Engil; and c) Cumbra Ingenieria S.A. for S/ 0.6 million from Consorcio Supervisor Red Vial 4 (Note 25.iii); and d) additions in the subsidiary Viva Negocio Inmobiliario S.A.C. recorded in Other Expenses for S/8.1 million from Consorcio Panorama (Note 27.C).

As of December 31, 2021 the additions correspond to: a) Cumbra Peru S.A. for S/ 1 million (Morelco S.A.S. for S/0.6 million, Construyendo Pais S.A. for S/0.5 million); b) Unna Transportes S.A.C. for S/0.2 million from Obras de Ingenieria S.A. (Note 25.iii). Also, additions in Aenza S.A.A. recorded in other expenses for S/ 19.9 million coming from Adexus S.A. (Note 27.C).

As of December 31, 2020, the additions correspond to estimates affecting Cost of sales for S/12.3 million corresponding to: a) Unna Transporte S.A.C. for S/11.4 million from Obras de Ingenieria S.A. b) Cumbra Peru S/0.9 million (Note 25.iii). Also, estimates recorded in other expenses for S/68.8 million corresponding to a) Concesionaria Via Expresa Sur S.A. for S/ 55.8 million from the Metropolitan Municipality of Lima for S/49.6 and unused tax credit for S/6.2 million. b) Cam Holding S.P.A. for S/12.5 million for the guarantee of the sale of Cam Chile S.P.A. c) Other minors for S/0.5 million (Note 27.C).

13. Inventories, net

As of December 31, this caption comprises:

In thousands of soles	2021	2022
Land	175,087	114,111
Work in progress - Real estate	117,341	131,090
Finished properties	75,085	47,643
Construction materials	49,403	42,475
Merchandise and supplies	80,051	83,512
	496,967	418,831
Allowance for inventory write-downs	(8,641)	(6,495)
	488,326	412,336
Current	488,326	346,783
Non-current	-	65,553

As of December 31, 2022, the long-term balance includes S/ 65.6 million corresponding to lands for long-term real estate projects (S/ 52 million in San Isidro in Lima and S/ 13.5 million in Barranco in Lima).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Lands

This caption includes properties for the development of the following projects of the subsidiary Viva Negocio Inmobiliario S.A.C.

In thousands of soles	2021	2022
Lurin (a)	84,648	47,365
San Isidro (b)	51,850	52,007
Barranco (c)	14,640	14,739
Piura	5,325	-
Nuevo Chimbote (d)	18,624	-
	175,087	114,111

As of December 31, 2021 and 2022, the provision for impairment of lands was S/ 1.2 million.

(a)	Land of 71.4 hectares corresponding to Inmobiliaria Almonte S.A.C., located in the district of Lurin, province of Lima, used for industrial development.

(b)	Land located at Calle David Samanez Ocampo N° 140, San Isidro, for the development of a real state housing project; with an area of 0.125 hectares, which corresponds to the subsidiary Inmobiliaria Pezet S.A.C.

(c)	Land located at Calle Paul Harris N° 332 and N° 336, Barranco for the development of a traditional housing project, with an area of 0.062 hectares, which corresponds to the Paul Harrys project.

(d)	In April 2022, the purchase and sale agreement for the Chimbote land was terminated through the termination of the 2013 agreement, transferring the land to Urbi Propiedades S.A.C. This resolution resulted in a net loss of S/1.8 million recognized as an expense for the period in the consolidated statement of profit or loss under the caption “other income and expenses”.

Real estate work in progress

As of December 31, this caption comprises the following projects:

In thousands of soles	2021	2022
Los Parques de Comas	63,213	82,518
Los Parques del Mar	20,044	20,295
Los Parques del Callao	27,235	16,040
Los Parques de Piura	-	5,515
Others	6,849	6,722
	117,341	131,090

The Corporation capitalized in these works (Note 2.Q), indebtedness costs for S/ 0.5 million at interest rates ranging from 7% to 7.9% in 2022 (S/ 1 million at interest rates ranging from 7% to 11% in 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Finished properties

As of December 31, finished properties comprises the following real estate projects:

In thousands of soles	2021	2022
Los Parques de Comas	27,185	18,737
Los Parques de Carabayllo III	14,757	7,857
Strip Callao	6,286	6,285
Los Parques del Mar	13,885	4,542
Huancayo	7,918	4,580
Los Parques de Callao	2,441	3,793
Los Parques de Piura	430	19
Others	2,183	1,830
	75,085	47,643

As of December 31, 2022, the balance is recognized net of provision for impairment for S/ 3.2 million (S/ 3.7 million as of December 31, 2021).

Construction materials

As of December 31, 2022, construction materials correspond mainly to projects of the subsidiary Cumbra Peru S.A. for S/ 39.9 million (Cumbra Peru S.A. for S/ 47 million as of December 31, 2021).

Goods and supplies

As of December 31, 2021 and 2022, corresponds mainly to batteries, coils, aluminum foil, labels and caps used for the operation, maintenance and repair of the subsidiary Tren Urbano de Lima S.A.

14. Investments in Associates and Joint Ventures

As of December 31, this caption comprises:

In thousands of soles	2020	2021	2022
Associates	27,246	22,047	2,753
Joint ventures	8,270	9,126	12,163
	35,516	31,173	14,916

The amounts recognized in the statement of profit or loss as value of equity interest are as follows:

In thousands of soles	2020	2021	2022
Associates	(1,635)	(3,693)	(1,144)
Joint ventures	2,405	2,832	3,051
	770	(861)	1,907

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

A. Investments in associates

Set out in the table below are the associates of the Corporation as of December 31, 2021 and 2022. The associates listed below have share capital solely consisting of common shares, which are held directly by the Corporation. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

	Class of	Interest in capital		Carrying amount
In thousands of soles	share	2021	2022	2021	2022
Entity		%	%
Inversiones Maje S.A.C.	Common	9.59	9.59	2,043	2,103
Obratres S.A.C.	Common	37.50	37.50	3,400	649
Gasoducto Sur Peruano S.A. (i)	Common	20.00	20.00	-	-
Concesionaria Chavimochic S.A.C. (ii)	Common	26.50	26.50	16,295	-
Others	Common			309	1
				22,047	2,753

The movement of investments in associates is as follows:

In thousands of soles	2020	2021	2022
Balance at January, 1	28,875	27,246	22,047
Impairment of investment (ii)	(38)	-	(14,804)
Decrease in capital	-	-	(2,937)
Equity interest in results	(1,635)	(3,693)	(1,144)
Dividends received	-	(1,483)	(380)
Conversion adjustment	44	(23)	(29)
Balance at December, 31	27,246	22,047	2,753

The most significant associates are described as follows:

i. Gasoducto Sur Peruano S.A.

In November 2015, the Corporation acquired a 20% interest in Gasoducto Sur Peruano S.A. and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary Cumbra Peru S.A.

On July 22, 2014, GSP signed a concession agreement with the Peruvian Government to build, operate, and maintain a pipeline transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter the “Concession Agreement”). Additionally, GSP signed an engineering, procurement and construction agreement with CCDS.

The Corporation made an investment of US$ 242.5 million (equivalent to S/811 million) and had to assume 20% of the performance bond established in the concession agreement for US$ 262.5 million and 21.49% of the guarantee for a bridge loan of US$ 600 million.

Early termination of the Concession Agreement

On January 24, 2017 the Peruvian Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Agreement under Clause 6.7 for the failure of the concessionaire to accredit the financial closure within the contractual term, proceeding with the immediate execution of the entirety of the faithful performance guarantee.

The situation described in the previous paragraph caused Management to recognize the impairment between 2016 and 2019 of its total investment (US$242.5 million), and required the register of the account receivable resulting from the execution of the counter-guarantees granted by AENZA S.A.A. in favor of the entity issuing the guarantees: for US$ 52.5 million corresponding to the performance bond and US$ 129 million corresponding to the corporate guarantee on the bridge loan granted to GSP. According to the Concession Agreement, the guarantees were paid on behalf of GSP, therefore, AENZA S.A.A. recognized the right to collect from GSP for US$181.5 million, which were recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS for US$73.5 million and lost profits for US$10 million, which correspond to receivables from GSP (Note 11) for the balance of the account receivable from GSP.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

On October 11, 2017, the agreement deed for the delivery of the assets of the south Peruvian gas pipeline concession between GSP and MEM was signed. The assets include the works, equipment, facilities and engineering studies provided for the execution of the project.

Upon termination of the Concession Agreement, and in accordance with the provisions of clause 20 thereof, the Peruvian Government had the obligation to hire an internationally recognized auditing firm to calculate the Net Book Value (hereinafter “NBV”) of the concession assets, and to call up to three auctions on GSP’s assets. However, to date, the Peruvian State continues to fail to comply with these contractual obligations. The amount of the VCN was calculated at US$2,602 million by an independent auditing firm hired by GSP as of December 31, 2016, this figure was subsequently adjusted to US$2,110 million as a result of variations in the balances related to the works carried out by the consortium, which in turn is reported in its audited financial statements as of December 31, 2017.

Collection Actions of AENZA S.A.A.

On December 21, 2018, the Company asked the Peruvian Government for direct treatment and requested the payment of NBV in favor of GSP. On October 18, 2019, the Company filed with CIADI an arbitration request. On December 27, 2019 the Company withdrew the arbitration in compliance with a preliminary plea agreement signed with the Attorney General´s Office and Ad-hoc Peruvian Public Prosecutor’s Office on the same date (Note 1). Withdrawing the arbitration before CIADI does not involve the loss of collection rights of the Company against GSP and does not restrict, limit, or impede GSP from asserting its rights against the Peruvian Government.

The Company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the NBV are not within the withholding scope under Law 30737 that ensures the immediate payment of civil compensation in favor of the Peruvian Government in cases of corruption and related crimes, since this payment does not include any profit margin and/or not correspond to the sale of assets related to the project, but to a reimbursement for the investment made by the Concessionaire.

Bankruptcy of GSP

On December 4, 2017, GSP started a bankruptcy proceeding before the INDECOPI. The Company maintains receivable recognized by INDECOPI of US$0.4 million and US$169.3 million, the latter held under trust in favor of the creditors of the Company. In addition, it has indirectly recognized claims of US$11.8 million. On the other hand, the debt of Cumbra Peru S.A. is recognized in INDECOPI indirectly through the Constructor Ductos del Sur of US$88.7 million. As of the date of this report, GSP is under liquidation and AENZA S.A.A. chairs the Board of Creditors.

On April 11, 2023, the Liquidation Agreement was approved, which defines the framework for the liquidator’s actions. The Liquidation Agreement includes the granting of powers to the liquidator with respect to representation, administrative, contractual and other relevant powers that allow him to comply with the obligations for which he was appointed, as well as the actions he is allowed to take in order to recover GSP’s assets and in accordance with the mechanisms set forth in the General Law of the Insolvency System.

On April 13, 2023, and under the powers granted to him by the Liquidation Agreement, the Liquidator requested the MEM to initiate the Direct Treatment procedure stipulated in the Concession Agreement.

Amounts recognized in the consolidated financial statements (note 11).

As of December 31, 2022, the net value of the account receivable from GSP is approximately US$142.4 million equivalent to S/542.4 million (US$161.9 million equivalent to S/643.9 million at December 31, 2021), which comprises the recognition in the following entities of the Corporation: i) AENZA S.A.A. holds US$63.9 million (equivalent to S/243. 2 million) discounted to present value net of impairment and the effect of the exchange difference (US$81.1 million equivalent to S/322.6 million at December 31, 2021) and; ii) Cumbra Peru S.A. holds US$78.5 million (equivalent to S/299.2 million) discounted to present value net of the effect of the exchange difference (US$80.8 million equivalent to S/321.3 million at December 31, 2021).

The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 5.85% (recovery term of 8 years with a discount rate of 2.73% as of December 31, 2021). These estimates generated during 2022 a present value effect of approximately S/72.2 million (S/32.8 million in 2021) which has been recognized in the consolidated statement of profit or loss under the caption “Financial income and expenses loss from present value” (Note 26.B).

Based on management’s assessment and in conjunction with the opinion of the internal legal department and external legal counsel, the estimate of recoverability, impairment allowances and the net recognized value of the account receivable from GSP as of December 31, 2021 and 2022 is reasonable and sufficient as of the reporting date of the Corporation’s consolidated financial statements, see also Notes 5.A.iv and 11.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

ii. Concesionaria Chavimochic S.A.C.

In May 2014, Concesionaria Chavimochic S.A.C. (hereinafter the “Concessionaire”), in which AENZA has 26.5% of interest, signed an agreement with the Peruvian Government (hereinafter the “Concession Agreement”) for the design, construction, operation, and maintenance of major hydraulic works of Chavimochic Project (hereinafter the “Project”). The construction of the work started in 2015 with a concession term of twenty-five (25) years and a total investment of about US$ 647 million.

According to the Concession Agreement, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% in progress. However, at the beginning of 2017, the procedure for early termination of the Concession Agreement was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was made, the Concessionaire initiated an arbitration process before the United Nations Commission On International Trade Law (UNCITRAL).

On October 4, 2022, the Arbitration Court notified the parties with the award, which provided for the early termination of the Concession Agreement and ordered, among other things, that the Grantor pay the Concessionaire the amount of US$ 25.3 million as a consequence of its failure to provide the Project Control Delivery, and the execution of 70% of the Performance Bond or the payment of US$ 25 million for the Concessionaire’s failure to obtain evidence of financial closing.

Despite the requests for exclusion and integration of the award filed by the Concessionaire, the Court did not issue a decision within the deadline, and the award was consented to. As of December 31, 2022, an impairment of its total investment amounting to S/ 14.5 million was recorded.

In February 2023, the Grantor partially executed the Concessionaire’s performance bond, where AENZA S.A.A. was required to assume a total of US$7.5 million. Likewise, prior to the closing of this report, the Grantor requested the execution of the balance of the Concessionaire’s performance bond, where AENZA S.A.A. is responsible for US$ 2 million. The Concessionaire is currently coordinating the necessary legal actions for the full execution of the award so that the Grantor complies with the obligations arising therefrom. Likewise, the Concessionaire will initiate legal actions against the Grantor for what it considers an arbitrary execution of the balance of the performance bond without the arbitration court having granted the possibility of executing the bond for a higher amount.

B. Investment in Joint Ventures

Set out below are the joint ventures of the Corporation as of December 31:

				Carrying amount
	Class of	Interest in capital		As of December 31
In thousands of soles	share	2021	2022	2021	2022
Entity
Logistica Quimicos del Sur S.A.C.	Common	50.00%	50.00%	8,951	12,049
Others				175	114
				9,126	12,163

The movement of investments in joint ventures was as follows:

In thousands of soles	2020	2021	2022
Balance at January, 1	8,160	8,270	9,126
Equity interest in results	2,405	2,832	3,051
Dividends received	(2,318)	(1,962)	-
Conversion adjustment	23	(14)	(14)
Balance at December, 31	8,270	9,126	12,163

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The following table shows the financial information of the main joint ventures:

	Logistica Quimicos del Sur S.A.C.
	As of December 31
In thousands of soles	2021	2022

Current
Cash and cash equivalents	3,096	8,283
Other current assets	2,068	1,879
Total current assets	5,164	10,162

Other current liabilities	(3,899)	(1,444)
Total current liabilities	(3,899)	(1,444)

Non-current
Total non-current assets	34,027	32,546
Total non-current liabilities	(17,392)	(17,168)
Net assets	17,900	24,096

Revenues	14,847	14,937
Depreciation and amortization	(2,400)	(2,262)
Interest expenses	(366)	(169)
Profit from operations	8,140	8,923
Income tax expense	(2,473)	(2,727)
Profit or loss from operations after income tax	5,667	6,196
Total comprehensive income	5,667	6,196

The Corporation did not receive dividends from Logistica Quimicos del Sur S.A. in 2022 (S/ 2 million in 2021).

15. Investment Property, Property, Plant and Equipment, and Right-of-Use Assets

A. Investment property, net

(i) Investment properties are stated at cost, net of accumulated depreciation and have the following composition:

					Methodology
			Year of		of
			Acquisition or	Level of	Valuation
In thousands of soles	2021	2022	construction	Hierarchy	2021 / 2022
Investment properties built
Centro Comercial “Agustino Plaza” (a)	21,605	19,823	2011	Level 3	Appraisal
Lease office - Surquillo (b)	40,595	40,594	2009	Level 3	Appraisal
Others	811	1,507
	63,011	61,924

(a)	The subsidiary Viva Negocio Inmobiliario S.A.C. is owner of “Agustino Plaza” Shopping Center located in the District of El Agustino. The fair value was calculated by an independent appraiser amounted to S/70.8 million equivalent to US$18.4 million as of December 31, 2022 (S/59.9 million equivalent to US$15 million as of December 31, 2021 and US$14.1 million, equivalent to S/51.3 million and, as of December 31, 2020). This investment property has been leased under an operating lease with third parties. The net carrying amount amounts to S/19.8 million (S/ 22.4 million and S/24.6 million at December 31, 2021 and 2020, respectively).

As of December 31, 2021 and 2022 there are liens on the Inter-American Development Bank and Banco de Credito del Peru, respectively.

(b)

The Company is owner of the property located at Av. Paseo de la Republica 4675, Surquillo. The fair value was calculated by an independent appraiser and amounted to S/73.7 million, equivalent to US$19 million. As of December 31, 2022, the carrying amounts to S/40.6 million (in December 2021, the Management decided to lease the property transferring it from ‘property, plant, and equipment’ to ‘investment property’. The net carrying amount at the closing of the year was S/42.6 million).

As of December 31, 2020, 2021 and 2022 the assets present liens related to the trust with the syndicated line (Note 17.v).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(ii)	The net gain from investment properties as of December 31, 2020, 2021 and 2022 consists of the following:

In thousands of soles	2020	2021	2022
Lease income from investment properties	6,682	6,806	6,537

(iii)	The movement of investment properties and their related accumulated depreciation for the years ended December 31, 2020, 2021 and 2022 are as follows:

In thousands of soles	Land	Buildings	Work in progress	Total

Cost, net
Balance at January 1, 2020	2,494	43,302	12	45,808
Additions	-	58	40	98
Reclassifications	-	32	(32)	-
Translations adjustments	11	51	-	62
At December 31, 2020	2,505	43,443	20	45,968
Balance at January 1, 2021	2,505	43,443	20	45,968
Additions	-	28	124	152
Transfers	10,692	30,458	-	41,150
Reclassifications	-	123	(123)	-
Translations adjustments	(9)	(39)	-	(48)
At December 31, 2021	13,188	74,013	21	87,222
Balance at January 1, 2022	13,188	74,013	21	87,222
Additions	-	53	-	53
Disposals	-	(1,409)	-	(1,409)
Reclassifications	-	13,691	-	13,691
At December 31, 2022	13,188	86,348	21	99,557

Accumulated depreciation
Balance at January 1, 2020	-	(17,482)	-	(17,482)
Depreciation charge	-	(2,413)	-	(2,413)
At December 31, 2020	-	(19,895)	-	(19,895)
Balance at January 1, 2021	-	(19,895)	-	(19,895)
Depreciation charge	-	(4,316)	-	(4,316)
At December 31, 2021	-	(24,211)	-	(24,211)
Balance at January 1, 2022	-	(24,211)	-	(24,211)
Depreciation charge	-	(3,971)	-	(3,971)
Disposals	-	4,240	-	4,240
Reclassifications	-	(13,691)	-	(13,691)
At December 31, 2022	-	(37,633)	-	(37,633)

Carrying amounts
At January 1, 2020	2,494	25,820	12	28,326
At December 31, 2020	2,505	23,548	20	26,073
At December 31, 2021	13,188	49,802	21	63,011
At December 31, 2022	13,188	48,715	21	61,924

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Depreciation of investment properties is distributed in the consolidated statement profit or loss as follows:

In thousands of soles	Note	2020	2021	2022
Cost of services and goods	25(iv)	2,413	4,316	3,971

Below are the minimum ranges, maximum ranges and the average of the price per square meter:

	Minimum	Maximum
	range	range	Average
	US$ per M2	US$ per M2	US$ por M2
“Agustino Plaza” Shopping Center	900	1,125	1,008
Lease office - Surquillo	2,500	3,700	3,118

Sensitivity analysis

The following is a sensitivity analysis of the evaluation of the investment property in relation to changes in the following factors considered relevant to management:

In thousands of soles	2021	2022
3%	117	130
(3%)	(117)	(130)

(iv)	The nominal amounts of future fixed minimum rental income are as follows (operating leases) of the Corporation’s investment properties:

In thousands of soles	2021	2022
Within 1 year	4,250	3,728
After 1 year but no more than 5 years	37,731	28,241
More than 5 years	42,301	33,438

The fair value of the assets is determined based on the value assigned by an external appraiser. The external appraiser uses the comparable market method, according to which the fair value of a property is estimated on the basis of comparable transactions. The unit of comparison applied by the Corporation is the price per square meter.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

B. Property, plant, and equipment, net

The movement of property, plant, and equipment and related accumulated depreciation for the years ended December 31, 2020, 2021 and 2022 are as follows:

In thousands of soles	Land	Buildings	Machinery	Vehicles	Furniture and Fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
Cost
Balance at January 1, 2020	19,974	129,911	726,173	75,146	58,236	179,179	10,624	32,269	1,231,512
Additions (i)	-	412	17,941	-	844	1,781	3,549	11,538	36,065
Sale of assets (ii)	-	(192)	(26,046)	(11,762)	(523)	(448)	-	-	(38,971)
Disposals	(9,895)	757	(6,361)	(599)	(5,783)	(26,664)	-	-	(48,545)
Subsidiary desconsolidation	-	-	-	-	-	1,289	-	-	1,289
Reclassifications	-	1,565	28,870	17	(33)	373	(2,216)	(23,346)	5,230
Transfers	-	-	-	-	-	89	-	-	89
Translations adjustments	800	648	15,261	1,881	69	512	-	20	19,191
At December 31, 2020	10,879	133,101	755,838	64,683	52,810	156,111	11,957	20,481	1,205,860
Balance at January 1, 2021	10,879	133,101	755,838	64,683	52,810	156,111	11,957	20,481	1,205,860
Additions (i)	85	131	15,786	519	661	5,175	2,572	13,262	38,191
Sale of assets (ii)	-	(714)	(126,417)	(2,775)	(392)	(2,266)	-	-	(132,564)
Disposals	-	(2,638)	(15,632)	(925)	(1,078)	(2,781)	-	-	(23,054)
Subsidiary desconsolidation	-	(18,926)	-	(712)	(2,556)	(67,930)	-	-	(90,124)
Reclassifications	9,925	6,317	235,219	159,546	(15,801)	(30,238)	(2,679)	(32,020)	330,269
Transfers	(10,692)	(44,149)	(219)	62	-	-	-	(218)	(55,216)
Translations adjustments	(479)	(556)	(9,526)	(1,276)	(63)	(364)	-	-	(12,264)
At December 31, 2021	9,718	72,566	855,049	219,122	33,581	57,707	11,850	1,505	1,261,098
Balance at January 1, 2022	9,718	72,566	855,049	219,122	33,581	57,707	11,850	1,505	1,261,098
Additions (i)	-	2,442	29,465	370	783	6,933	-	23,162	63,155
Sale of assets (ii)	-	(75)	(32,314)	(7,179)	(513)	(1,249)	(474)	-	(41,804)
Disposals	-	(5,055)	(12,358)	(3,299)	(289)	(2,084)	-	-	(23,085)
Reclassifications	-	-	(845)	-	-	-	-	-	(845)
Transfers	-	(2,875)	(25)	1,147	3,253	(1,188)	-	(84)	228
Translations adjustments	(641)	(8,288)	(9,770)	(2,989)	(2,473)	(782)	404	-	(24,539)
At December 31, 2022	9,077	58,715	829,202	207,172	34,342	59,337	11,780	24,583	1,234,208

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

In thousands of soles	Land	Buildings	Machinery	Vehicles	Furniture and Fixtures	Other equipment	Replacement and in- transit units	Work in progress	Total
Accumulated depreciation and impairment
Balance at January 1, 2020	(273)	(42,001)	(454,817)	(48,823)	(49,652)	(155,808)	(11)	(16,137)	(767,522)
Depreciation charge	-	(7,636)	(53,221)	(4,461)	(1,344)	(11,898)	-	-	(78,560)
Sale of assets (ii)	-	58	25,293	5,836	495	428	-	-	32,110
Disposals	-	(2,771)	6,124	505	5,643	26,473	-	-	35,974
Subsidiary deconsolidation	-	-	-	-	-	(1,092)	-	-	(1,092)
Reclassifications	-	(161)	(5,125)	18	33	6	-	(1)	(5,230)
Impairment loss (iii)	-	(161)	(5,069)	(17)	33	-	-	-	(5,214)
Translations adjustments	-	771	(11,786)	(1,017)	(81)	1,256	-	-	(10,857)
At December 31, 2020	(273)	(51,901)	(498,601)	(47,959)	(44,873)	(140,635)	(11)	(16,138)	(800,391)
Balance at January 1, 2021	(273)	(51,901)	(498,601)	(47,959)	(44,873)	(140,635)	(11)	(16,138)	(800,391)
Depreciation charge	-	(5,455)	(49,753)	(4,561)	(1,335)	(9,676)	-	-	(70,780)
Sale of assets (ii)	-	704	122,056	1,632	361	2,127	-	-	126,880
Disposals	-	1,991	15,022	814	951	2,759	-	-	21,537
Subsidiary deconsolidation	-	15,508	-	698	2,357	63,626	-	-	82,189
Reclassifications	273	(12,832)	(221,775)	(158,628)	15,799	30,722	34	16,138	(330,269)
Transfers	-	13,691	339	(48)	-	-	-	-	13,982
Impairment loss (iii)	-	-	(8,055)	-	-	-	(33)	-	(8,088)
Translations adjustments	-	(99)	6,468	748	10	(115)	-	-	7,012
At December 31, 2021	-	(38,393)	(634,299)	(207,304)	(26,730)	(51,192)	(10)	-	(957,928)
Balance at January 1, 2022	-	(38,393)	(634,299)	(207,304)	(26,730)	(51,192)	(10)	-	(957,928)
Depreciation charge	-	(4,294)	(39,837)	(2,417)	(1,067)	(4,693)	-	-	(52,308)
Sale of assets (ii)	-	75	26,241	6,013	484	1,222	384	-	34,419
Disposals	-	2,756	12,219	3,268	276	1,780	89	-	20,388
Reclassifications	-	(438)	845	-	217	221	-	-	845
Transfers	-	(691)	(1,103)	(36)	(1,255)	633	-	-	(2,452)
Impairment loss (iii)	-	(6,515)	(1,916)	-	(2,357)	-	(69)	-	(10,857)
Translations adjustments	-	6,922	6,521	1,977	2,465	669	(404)	-	18,150
At December 31, 2022	-	(40,578)	(631,329)	(198,499)	(27,967)	(51,360)	(10)	-	(949,743)
Carrying amounts
At January 1, 2020	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990
At December 31, 2020	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469
At December 31, 2021	9,718	34,173	220,750	11,818	6,851	6,515	11,840	1,505	303,170
At December 31, 2022	9,077	18,137	197,873	8,673	6,375	7,977	11,770	24,583	284,465

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(i)	As of December 31, 2022, additions to property, plant, and equipment correspond mainly to additions to equipment and work in progress related to well operations for S/ 49.9 million, in the Energy sector; additions to various machinery and equipment for S/ 8 million, in the Engineer and Construction sector; and additions to various equipment and machinery for S/ 3.4 million, in the real estate segment (as of December 31, 2021, it mainly corresponds to additions to machinery, equipment, vehicles, furniture and fixtures and buildings totaling S/ 20.2 million, in the Engineering and Construction segment; as well as additions in work in progress, replacement units, machinery, furniture and fixtures, land and buildings in S/ 16.8 million, in the Energy segment).

(ii)	During 2022, asset sales were recorded with a disposal cost mainly in machinery, vehicles, furniture and fixtures and various equipment for S/ 6.6 million in the Engineering and Construction segment, and sales of machinery and vehicles for S/ 0.6 million in the Infrastructure segment (in 2021, S/ 4.7 million in machinery and vehicle sales in the Engineering and Construction segment and S/ 0.8 million in machinery in the Energy segment).

(iii)	In 2022, it mainly corresponds to assets of projects belonging to the Engineering and Construction segment, which reached their end and were recognized as impairment; these include improvements and installations for S/6.5 million, furniture and fixtures for S/2.4 million and machinery for S/1.9 million, (in 2021, it corresponds to the impairment in machinery for S/7.7 million and S/0.4 million, in the Engineering and Construction and Energy segments, respectively). This was recorded in the consolidated statement of income under “Other Income and Expenses” and “Cost of Sales and Services”.

Depreciation of fixed assets is distributed in the consolidated statement of profit or loss as follows:

In thousands of soles	Note	2020	2021	2022
Cost of services and goods	25(iv)	66,479	60,230	50,981
Administrative expenses	25(iv)	5,432	4,610	1,327
Depreciation discontinued operations		6,649	5,940	-
		78,560	70,780	52,308

The net carrying amount of machinery and equipment, vehicles, and furniture and fixtures acquired under finance lease agreements is broken down as follows:

In thousands of soles	2020	2021	2022

Cost	64,623	64,640	64,710
Accumulated depreciation	(52,165)	(53,321)	(54,097)
Net carrying amount	12,458	11,319	10,613

In 2022 payments for amortization and interest on finance lease amounting to S/ 9.1 million were made (S/ 8.8 million in 2021 and S/ 15.9 million in 2020).

The Corporation maintains insurance in force on its major assets in accordance with policies established by the Corporation’s management. In the opinion of Corporate Management, the Corporation’s insurance policies are consistent with industry practice.

As of December 31, 2020, 2021 and 2022, the Corporation’s management evaluated its long-lived assets for impairment and found no indications of impairment except for the effect of S/10.8 million recognized in 2022 (see paragraph iii). Therefore, it is not necessary to establish a provision for impairment in addition to that recognized at those dates.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

C. Right-of-use assets, net

As of December 31, 2020, 2021 and 2022, the Corporation recognized right-of-use assets and liabilities as shown in the following table:

In thousands of soles	Buildings	Machinery and equipments	Vehicles	Total
Cost
Balance at January 1, 2020	80,550	18,597	20,830	119,977
Additions	6,681	876	4,518	12,075
Disposals	(12,441)	(129)	(11,078)	(23,648)
Translations adjustments	1,059	-	54	1,113
At December 31, 2020	75,849	19,344	14,324	109,517
Balance at January 1, 2021	75,849	19,344	14,324	109,517
Additions	8,260	317	5,354	13,931
Deconsolidation	(21,117)	-	(3,050)	(24,167)
Disposals	(364)	-	-	(364)
Reclassifications	(589)	10	546	(33)
Translations adjustments	(443)	-	(50)	(493)
At December 31, 2021	61,596	19,671	17,124	98,391
Balance at January 1, 2022	61,596	19,671	17,124	98,391
Additions	6,295	6,344	8,928	21,567
Reclassifications	-	443	(443)	-
Translations adjustments	(240)	-	-	(240)
Others adjustments	(188)	-	(35)	(223)
At December 31, 2022	67,463	26,458	25,574	119,495

Accumulated depreciation and impairment
Balance at January 1, 2020	(13,568)	(6,899)	(8,929)	(29,396)
Depreciation charge	(13,211)	(5,834)	1,514	(17,531)
Disposals	1,978	129	-	2,107
Translations adjustments	(179)	-	-	(179)
At December 31, 2020	(24,980)	(12,604)	(7,415)	(44,999)
Balance at January 1, 2021	(24,980)	(12,604)	(7,415)	(44,999)
Depreciation charge	(12,589)	(5,355)	(5,755)	(23,699)
Deconsolidation	14,701	-	2,834	17,535
Disposals	364	-	-	364
Reclassifications	588	1,346	(1,901)	33
Translations adjustments	92	-	-	92
At December 31, 2021	(21,824)	(16,613)	(12,237)	(50,674)
Balance at January 1, 2022	(21,824)	(16,613)	(12,237)	(50,674)
Depreciation charge	(9,672)	(4,169)	(4,868)	(18,709)
Reclassifications	-	(59)	59	-
Translations adjustments	128	-	-	128
Others adjustments	(68)	-	35	(33)
At December 31, 2022	(31,436)	(20,841)	(17,011)	(69,288)

Carrying amounts
At January 1, 2020	66,982	11,698	11,901	90,581
At December 31, 2020	50,869	6,740	6,909	64,518
At December 31, 2021	39,772	3,058	4,887	47,717
At December 31, 2022	36,027	5,617	8,563	50,207

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Depreciation expenses for right-of-use assets have been distributed in the following items of the consolidated statement of profit or loss:

In thousands of soles	Note	2020	2021	2022
Cost of sales and services	25(iv)	10,840	17,517	17,469
Administrative expenses	25(iv)	961	815	1,240
Depreciation discontinued operations		5,730	5,367	-
		17,531	23,699	18,709

Costs related to the machinery and equipment lease for which the Corporation applied the exceptions described in IFRS 16 are the following:

Leases under twelve (12) months: S/ 187.3 million (S/ 252.4 million in 2021 and S/ 351.7 million in 2020). Low value asset leases: S/ 1.5 million (S/ 44.4 million in 2021 and S/ 5.1 million in 2020).

In addition, leases, whose payments are entirely variable and depend on their future performance or use, were excluded, in 2022. Expenses amounted to S/45.9 million (S/ 85.8 million in 2021 and S/ 48.7 million in 2020).

For the years ended December 31, total depreciation is composed as follows:

In thousands of soles	Note	2020	2021	2022

Depreciation of property, plant and equipment	15.B	78,560	70,780	52,308
Depreciation related to right-of-use assets	15.C	17,531	23,699	18,709
Depreciation related to investment property	15.A	2,413	4,316	3,971
Sub total Continuous operations		98,504	98,795	74,988
(-) Depreciation discontinued operations		(12,379)	(11,307)	-
	25	86,125	87,488	74,988

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

16. Intangible Assets and Goodwill, net

The movement of intangible assets and related accumulated amortization as of December 31, 2020, 2021 and 2022 is as follows:

In thousands of soles	Goodwill	Trade-marks	Concession rights	Contractual relations with clients	Software	Costs of development of wells	Land use rights	Other assets	Total
Cost
Balance at January 1, 2020	93,887	92,786	710,290	72,810	63,278	558,530	13,288	113,057	1,717,926
Additions	-	-	4,412	-	1,526	37,994	-	6,473	50,405
Capitalization of interest expenses	-	-	-	-	-	-	-	1,105	1,105
Transfers from assets under construction	-	-	-	-	(64)	(25)	-	-	(89)
Disposal	-	-	-	-	(1,413)	-	-	-	(1,413)
Reclassifications	-	(84)	(24,157)	-	74	-	-	10	(24,157)
Translations adjustments	1,579	7,810	-	4,732	470	-	-	-	14,591
At December 31, 2020	95,466	100,512	690,545	77,542	63,871	596,499	13,288	120,645	1,758,368
Balance at January 1, 2021	95,466	100,512	690,545	77,542	63,871	596,499	13,288	120,645	1,758,368
Additions	-	-	6,185	-	10,312	45,518	-	5,726	67,741
Capitalization of interest expenses	-	-	-	-	-	-	-	609	609
Disposal	-	-	(1,921)	-	(11,014)	(313,110)	-	-	(326,045)
Subsidiary deconsolidation	-	-	-	-	(17,646)	-	-	-	(17,646)
Translations adjustments	(1,866)	(4,984)	-	(3,387)	(284)	-	-	-	(10,521)
At December 31, 2021	93,600	95,528	694,809	74,155	45,239	328,907	13,288	126,980	1,472,506
Balance at January 1, 2022	93,600	95,528	694,809	74,155	45,239	328,907	13,288	126,980	1,472,506
Additions	-	-	6,973	-	10,207	144,887	-	3,090	165,157
Disposal	-	-	-	(111)	(3,554)	-	-	-	(3,665)
Reclassifications	-	-	(15,596)	-	-	-	-	(13,504)	(29,100)
Transfers	-	-	367	-	76	-	-	7	450
Translations adjustments	(7,603)	(8,279)	-	(2,525)	(479)	-	-	-	(18,886)
At December 31, 2022	85,997	87,249	686,553	71,519	51,489	473,794	13,288	116,573	1,586,462

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

In thousands of soles	Goodwill	Trade-marks	Concession rights	Contractual relations with clients	Software	Costs of development of wells	Land use rights	Other assets	Total
Accumulated amortization and impairment
Balance at January 1, 2020	(36,520)	(22,091)	(266,340)	(72,309)	(41,891)	(364,556)	(2,468)	(57,524)	(863,699)
Amortization	-	-	(52,408)	-	(6,037)	(36,942)	-	(3,234)	(98,621)
Disposal	-	-	-	-	921	-	-	-	921
Translations adjustments	-	-	-	(4,710)	(269)	-	-	-	(4,979)
At December 31, 2020	(36,520)	(22,091)	(318,748)	(77,019)	(47,276)	(401,498)	(2,468)	(60,758)	(966,378)
Balance at January 1, 2021	(36,520)	(22,091)	(318,748)	(77,019)	(47,276)	(401,498)	(2,468)	(60,758)	(966,378)
Amortization	-	-	(54,304)	-	(7,269)	(40,501)	-	(4,438)	(106,512)
Disposal	-	-	1,059	-	9,189	313,108	-	-	323,356
Subsidiary deconsolidation	-	-	-	-	16,895	-	-	-	16,895
Translations adjustments	-	-	-	3,361	163	-	-	-	3,524
At December 31, 2021	(36,520)	(22,091)	(371,993)	(73,658)	(28,298)	(128,891)	(2,468)	(65,196)	(729,115)
Balance at January 1, 2022	(36,520)	(22,091)	(371,993)	(73,658)	(28,298)	(128,891)	(2,468)	(65,196)	(729,115)
Amortization	-	-	(55,096)	-	(3,619)	(37,672)	-	(5,648)	(102,035)
Disposal	-	-	-	-	2,852	-	-	-	2,852
Reclassifications	-	-	15,596	-	-	-	-	13,504	29,100
Transfers	-	-	(272)	-	-	-	-	-	(272)
Impairment loss	-	(2,530)	-	-	-	-	-	-	(2,530)
Translations adjustments	-	-	-	2,422	452	-	-	-	2,874
At December 31, 2022	(36,520)	(24,621)	(411,765)	(71,236)	(28,613)	(166,563)	(2,468)	(57,340)	(799,126)

Carrying amounts
At January 1, 2020	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227
At December 31, 2020	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990
At December 31, 2021	57,080	73,437	322,816	497	16,941	200,016	10,820	61,784	743,391
At December 31, 2022	49,477	62,628	274,788	283	22,876	307,231	10,820	59,233	787,336

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

A. Goodwill

Corporation’s Management reviews the performance of its businesses based on the economic activity performed. As of December 31, the goodwill of cash generating units (CGUs) is distributed as follows:

In thousands of soles	2020	2021	2022
Engineering and construction	38,211	36,344	28,741
Electromechanical	20,735	20,736	20,736
	58,946	57,080	49,477

As of December 31, 2022, goodwill consists of an accumulated cost of S/123.8 million, accumulated impairment of S/53.2 million and a decrease due to translation effect of S/13.5 million.

As a result of Management’s annual impairment tests on goodwill, the recoverable value of cash-generating units was determined based on the greater their value in use and fair value less disposal costs. The value in use was determined based on the expected future cash flows generated by the evaluation of CGUs.

As a result of these evaluations in 2020, 2021 and 2022, no impairment was identified.

The main assumptions used by the Corporation to determine the recoverable value are the following:

	Engineering
	and	Electro-
In percentage	construction	mechanical
2020
Gross margin	12.50%	9.36%
Terminal growth rate	3.00%	2.00%
Discount rate	11.06%	11.77%
2021
Gross margin	11.10%	9.04%
Terminal growth rate	3.30%	0.00%
Discount rate	11.97%	13.28%
2022
Gross margin	9.23%	8.13%
Terminal growth rate	3.80%	0.00%
Discount rate	17.66%	14.89%

Discount rate

The discount rate is the cost of capital applied to determine the present value of a future payment.

Growth rate

Market-based and generally in line with projected long-term inflation for the countries in which each CGU operates.

Perpetual growth rate

The rate used to calculate the terminal or residual value in the valuation of the business.

These assumptions have been used for the analysis of each CGUs for a five-year period considering a recovery residual value without any growth.

Management determines budgeted gross margins based on past profit loss and market development expectations. Average growth rates are consistent with those prevailing in the industry. The discount rates used are pre-tax, as applicable, and reflect the specific risks associated with the CGUs evaluated.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

B. Trademarks

As of December 31, 2022, this item includes the trademarks acquired in the business combination processes with Vial y Vives S.A.C. for S/ 42 million (S/ 47.4 million as of December 31, 2021) and Morelco S.A.S. for S/ 20.6 million (S/ 26.1 million as of December 31, 2021). Management determined that the Vial y Vives and Morelco trademarks have indefinite useful lives, consequently, these intangible assets are tested annually for impairment using the methodology of saving in the payment of license fees or royalties.

As of December 31, 2021, Vial y Vives – DSD trademark had an accumulated impairment of S/ 22.1 million and during the year 2022 it was impaired by an additional amount of S/ 2.5 million. At the end of 2022, the accumulated impairment amounts to S/ 24.6 million.

The main assumptions used by the Corporation to determine fair value less costs of sales are the following:

	Engineering
	and construction
In percentage	Morelco S.A.S.	Vial y Vives - DSD
2020
Average revenue growth rate	7.60%	5.00%
Terminal growth rate	3.00%	2.10%
Discount rate	11.06%	13.16%
2021
Average revenue growth rate	23.16%	5.00%
Terminal growth rate	3.30%	3.00%
Discount rate	11.97%	17.60%
2022
Average revenue growth rate	43.19%	9.03%
Terminal growth rate	3.80%	3.00%
Discount rate	17.66%	15.82%

Discount rate

The discount rate is the cost of capital applied to determine the present value of a future payment.

Growth rate

Market-based and generally in line with projected long-term inflation for the countries in which each CGU operates.

Perpetual growth rate

The rate used to calculate the terminal or residual value in the valuation of the business.

C. Concessions

As of December 31, it mainly comprises the intangible assets of the subsidiary Red Vial 5 S.A. and is made up of:

In thousands of soles	2021	2022
Capitalization of second roadway	240,279	200,233
EPC Contract	46,719	38,933
Implementation for road safety	10,179	11,526
Road improvement	11,795	10,997
Disbursements for land acquisition	4,883	4,836
Construction of the second tranche of the “Ancon- Huacho-Pativilca” highway	2,919	2,394
Other intangible assets contracted for the delivery process	5,118	4,823
Total Red Vial 5 S.A.	321,892	273,742
Other concessions	924	1,046
	322,816	274,788

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

D. Well development cost

The Company, through is subsidiary Unna Energia S.A., has been operating and extracting oil from two fields (Lot I and Lot V). Lot V is operated under a long-term service agreement, under which the Company provides hydrocarbon extraction services to the Government. Lot I agreement ended in 2021 and Lot V is expiring in October 2023.

On December 10, 2014, the Peruvian Government granted to the Company the right to exploit oil Lots III and IV for thirty (30) years. The investment committed is estimated in US$ 435 million corresponding to the drilling of 230 wells in Lot III and 330 wells in Lot IV. The drilling work started in November 2016 in Lot IV and the first drilling campaign in Lot III started in June 2022.

The lots are amortized based on the useful lives of the wells (determined in the remaining terms for Lot V and the units produced for Lots III and IV), until the termination of the agreements with Perupetro S.A.

E. Other assets

Mainly corresponds to investments committed in the subsidiary Unna Energia S.A. through Consorcio TP in the execution of the investment commitment arising from the Central and North Terminals Operation contracts. At the end of the contract term, Unna Energia S.A. will transfer in favor of the contractor at zero value, the facilities and goods resulting from the execution of the investment commitment.

F. Amortization of intangible assets

Amortization of intangibles is broken down in the consolidated statements of profit or loss as follows:

In thousands of soles	Note	2020	2021	2022
Cost of sales		93,135	101,578	99,210
Administrative expenses		4,138	3,642	2,825
Sub total	25	97,273	105,220	102,035
(+) Amortization discontinued operations		1,348	1,292	-
		98,621	106,512	102,035

17. Borrowings

As of December 31, this caption includes:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022
Bank loans	320,689	651,825	199,471	548,372	121,218	103,453
Other financial entities	188,868	168,148	22,210	12,176	166,658	155,972
Lease liability for right-of-use asset	60,507	59,085	14,541	12,879	45,966	46,206
Finance leases	9,836	835	5,118	835	4,718	-
	579,900	879,893	241,340	574,262	338,560	305,631

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

A. Bank Loans

As of December 31, 2021 and 2022, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates ranging from 0.5% to 13.5% in 2022 (from 0.9% to 11% in 2021).

	Interest	Date of
In thousands of soles	rate	maturity	2021	2022
AENZA S.A.A. (i)	Term SOFR 3M + de 6.26% a 8.51%	2023	-	463,773
Unna Energia S.A.(ii)	6.04% / 7.68%	2027	143,986	126,064
Viva Negocio Inmobiliario S.A.C. (iii)	7.00% / 11.35%	2024	65,262	51,314
Morelco S.A.S. (iv)	9.95% / 10.93%	2023	-	10,674
Cumbra Peru S.A. (v - vi)	8.00%	2023	111,441	-
			320,689	651,825

i. Bridge loan – AENZA S.A.A.

On March 17, 2022, the Company entered into a bridge loan agreement for up to US$ 120 million, with a group of financial institutions comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, in quarterly interest installments and is secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a pledge over the shares in Unna Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On April 5, 2022, the Company received a bridge loan for up to US$120 million. The loan bears interest at the following interest rates: (i) for the first and second installments, Term SOFR + 6.26%; (ii) for the third and fourth installments, Term SOFR + 6.76%; (iii) for the fifth installment, Term SOFR + 7.51%; and (iv) for the sixth installment, Term SOFR + 7.51%. As of December 31, 2022, the total amount payable is US$ 120 million, equivalent to S/463.8 million, which includes principal of S/ 458.4 million, plus interest and net deferred charges of S/ 5.4 million. The Corporation is currently evaluating financing alternatives that allow it to cover its short-term obligations.

As of December 31, 2022, the Company has complied with the covenants established in the loan agreement.

ii. Unna Energia S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru S.A. (hereinafter BCP) to finance investments arising from the operation agreement of North and Center terminals for 2015 to 2019 period, available up to December 31, 2022 with a maximum exposure limit of US$ 80 million. This funding is repaid within eight (8) years. In 2022 additional disbursements amounting to US$ 8.5 million (equivalent to S/ 32.7 million) were requested for additional investments.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023 for a credit line of US$ 46 million with BCP. This agreement includes an assignee as interest holder, so BD Capital (BDC) acquired 50% of the BCP contractual position through the signature of an accession agreement.

As of December 31, 2022, the amount recorded for loans equivalent to 50% of interest owned by the subsidiary Unna Energia S.A. amounts to S/126.1 million, principal net of interest and deferred charges (S/ 143.9 million, principal net of interest and deferred charges as of December 31, 2021).

As of December 31, 2021 and 2022, TP is in compliance with the covenants established in the loan agreement.

iii. Viva Negocio Inmobiliario S.A.C. Loan

The balance comprises the following:

	Interest	Date of
In thousands of soles	rate	maturity	2021	2022
Banco de Credito del Peru S.A.	7.00% / 7.94%	2023	35,679	36,562
Banco Interamericano de Finanzas S.A.	11.35%	2024	18,456	12,636
Banco BBVA Peru S.A.	7.94%	2024	9,742	2,116
Others	11.00%	2022	1,385	-
			65,262	51,314

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

As of December 31, 2022 and 2021, the Corporation has no guarantees or covenants for these loans.

iv. Morelco S.A.S. Bank Loans

The balance comprises the following:

	Interest	Date of
In thousands of soles	rate	maturity	2022
Bancolombia S.A.	9.95% / 10.93%	2023	6,344
Banco de Bogota	10.39%	2023	4,330
			10,674

As of December 31, 2021 and 2022, the Corporation has no guarantees or covenants for these loans.

v. Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives – DSD S.A., and Concesionaria Via Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A.A., Banco Internacional del Peru S.A.A., Banco BBVA Peru S.A., Banco de Credito del Peru S.A., Citibank del Peru S.A., and Citibank N.A. The objectives of the Financial Stability Framework Agreement were to guarantee Cumbra Peru S.A. a syndicated revolving line for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; guarantee lines of credit for the issuance of the performance bond, and undertake to maintain the existing letters of credit issued at the request of Cumbra Peru S.A.

As of December 31, 2021, the Company complied with the obligations and covenants set forth in the Financial Stability Framework Agreement.

On March 29, 2022, S/ 28.2 million and US$ 0.3 million corresponding to the total balance of the Financial Stability Framework Agreement were settled (US$ 7.4 million equivalent to S/ 29.5 million as of December 31, 2021).

vi. Banco Santander Loan

On December 28, 2020, Tecnicas Reunidas enforced two letters of credit for a total amount of US$ 23.7 million, which had been issued by Banco Santander Peru S.A. on behalf of our subsidiary Cumbra Peru S.A. as guarantee pursuant to a construction agreement. As a result, Cumbra Peru S.A. was granted a short-term loan by Banco Santander for principal amount of US$ 23.7 million, equivalent to S/ 85.9 million. The loan accrued interest at an annual rate of Libor + 8%. As of December 31, 2021, the debt balance was US$ 20.2 million, equivalent to S/ 80.8 million. Cumbra Peru complied with the respective covenant subject to the Loan Agreement with Banco Santander S.A.

In April 2022, Cumbra Peru S.A. settled the entire debt amounting to US$ 20.2 million (equivalent to S/70.1 million).

B. Other financial entities

On May 29, 2018, the Company and Inversiones Concesiones Vial S.A.C. (“BCI Peru”) came into an investment agreement with the intervention of Fondo de Inversiones BCI NV (“BCI Fund”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) to monetize future dividends from Red Vial 5 S.A. to the Company. Upon the signature of this agreement, the Company had to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its B class shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially incorporated for such purposes called Inversiones en Autopistas S.A. The amount of the transaction was US$ 42.3 million (equivalent to S/ 138 million) and was completed on June 11, 2018.

In addition, it has been agreed that the Company would have purchase options on 48.8% of Red Vial 5’s economic rights that BCI Peru will maintain through its interest in Inversiones en Autopistas S.A. These options would be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the proceeds of BCI Fund (according to different economic calculations) and/or to control changes.

As of December 31, 2022, the balance of loan payable amounted to US$ 42.6 million, equivalent to S/ 162.8 million which accrued interest at an annual rate of 9.97% (as of December 31, 2021, the balance was US$ 41.5 million, equivalent to S/ 165.8 million which accrued interest at an annual rate of 8.39%). It includes the effect of the present value for S/ 16.6 million (as of December 31, 2021, S/ 12.4 millions) (Note 26.B.ii). The accrued interest amount to S/ 9.3 million (in 2021 S/ 10 million).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

C. Right-of-use-liabilities

	Interest	Date of	Total
In thousands of soles	rate	maturity	2021	2022
AENZA S.A.A.	9.08%	2027	51,187	41,456
Unna Energia S.A.	7.10% / 19.6%	2026	3,889	11,640
Unna Transporte S.A.C.	6.25% / 11.72%	2025	4,503	4,960
Morelco S.A.S.	14.97% / 17.64%	2026	423	804
Cumbra Ingenieria S.A.	7.40%	2023	427	64
Tren Urbano de Lima S.A.	10.00%	2023	60	17
Other minors	4.50%	2037	18	144
			60,507	59,085

The minimum payments to be made according to their maturity and current value of obligations for right-of-use liabilities are the following:

In thousands of soles	2021	2022
Up to 1 year	18,817	19,075
From 1 to 5 years	46,288	55,092
Over 5 years	8,086	112
	73,191	74,279
Future financial charges	(12,684)	(15,194)
Current value of right-of-use liabilities	60,507	59,085

The current value of obligations for right-of-use liabilities is detailed as follows:

In thousands of soles	2021	2022
Up to 1 year	14,541	12,879
From 1 year to 5 years	38,136	46,094
Over 5 years	7,830	112
	60,507	59,085

D. Finance leases

	Interest	Date of
In thousands of soles	rate	maturity	2021	2022
Viva Negocio Inmobiliario S.A.C.	9.04%	2023	6,678	76
Cumbra Peru S.A.	5.32% / 7.67%	2023	3,112	759
Unna Energia S.A.	6.28%	2022	46	-
			9,836	835

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The minimum payments to be made according to their maturity and current value of obligations for finance lease agreements are the following:

In thousands of soles	2021	2022
Up to 1 year	5,624	873
From 1 to 5 years	4,909	-
	10,533	873
Future financial charges	(697)	(38)
Current value of the obligations for finance lease agreements	9,836	835

The current value of obligations for finance lease agreements is detailed as follows:

In thousands of soles	2021	2022
Up to 1 year	5,118	835
From 1 to 5 years	4,718	-
	9,836	835

E. Fair value

As of December 31, the carrying amount and fair value of indebtedness are as follows:

	Carrying amount		Fair value
In thousands of soles	2021	2022	2021	2022
Bank loans	320,689	651,825	349,280	638,620
Other financial entities	188,868	168,148	188,868	168,148
Lease liability for right-of-use asset	60,507	59,085	66,943	58,719
Finance leases	9,836	835	9,097	776
	579,900	879,893	614,188	866,263

As of December 31, 2022, fair values are based on discounted cash flows using borrowing rates between 4.7% and 17.6% (between 3.9% and 10% as of December 31, 2021) and are within Level 2 of the fair value accounting hierarchy.

F. Debt movement

The movement in debt for the years ended December 31, 2021 and 2022 are as follows:

	2021
In thousands of soles	Bank loans	Other financial entities	Lease liability for right-of- use asset	Finance leases

Balance at January, 1	528,564	244,639	72,726	52,391
Additions	281,079	-	7,988	104
Amortization	(473,693)	(42,605)	(26,520)	(5,542)
Accrued interest	47,246	11,439	4,549	3,260
Interest paid	(48,034)	(9,732)	(4,335)	(3,224)
Subsidiary deconsolidation	(22,919)	(59,190)	(6,881)	(36,757)
Fair value	-	12,402	-	-
Others	8,446	31,915	12,980	(396)
Balance at December, 31	320,689	188,868	60,507	9,836

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

	2022
In thousands of soles	Bank loans	Other financial entities	Lease liability for right-of- use asset	Finance leases

Balance at January, 1	320,689	188,868	60,507	9,836
Additions	492,961	-	21,567	70
Amortization	(171,239)	(28,758)	(16,198)	(8,536)
Accrued interest	49,099	9,273	4,845	474
Interest paid	(39,748)	(10,525)	(4,732)	(514)
Fair value	-	16,629	-	-
Others	63	(7,339)	(6,904)	(495)
Balance at December, 31	651,825	168,148	59,085	835

18. Bonds

As of December 31, this item includes:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022
Tren Urbano de Lima S.A. (a)	626,697	629,956	24,496	31,203	602,201	598,753
Red Vial 5 S.A. (b)	251,933	218,684	36,637	41,343	215,296	177,341
Cumbra Peru S.A. (c)	26,282	21,273	4,896	4,554	21,386	16,719
AENZA S.A.A. (d)	356,010	-	3,809	-	352,201	-
	1,260,922	869,913	69,838	77,100	1,191,084	792,813

(a) Tren Urbano de Lima S.A.

In February 2015, the subsidiary Tren Urbano de Lima S.A. issued international corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted at Constant Update Value) for an amount of S/629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating AA + (local scale) granted by the risk rating company Apoyo & Asociados Internacionales.

These bonds include the following collateral: (i) mortgage on the concession of which Tren Urbano de Lima S.A. is the concessionaire, (ii) security interest on the shares of the Concessionaire, (iii) assignment of the Collection Rights of the Administration Trust, and (iv) a Flow Trust and Reserve Accounts for Debt Service, Operation and Maintenance and ongoing Capex. Issuance costs amounted to S/ 22 million. During 2022, a principal repayment of S/ 19.8 million (S/ 16.4 million in 2021) has been made.

As of December 31, 2022, an accumulated amortization amounting to S/126.8 million (S/106.9 million as of December 31, 2021) was made.

As of December 31, 2022, the balance includes VAC adjustments and interest payable for S/143.3 million (S/121.1 million as of December 31, 2021).

For the periods ended December 31, 2020, 2021 and 2022, the movement of this account is as follows:

In thousands of soles	2020	2021	2022
Balance at January, 1	618,497	624,454	626,697
Amortization	(11,582)	(16,376)	(19,848)
Accrued interest	47,615	49,013	54,918
Interest paid	(30,076)	(30,394)	(31,811)
Balance at December, 31	624,454	626,697	629,956

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

As of December 31, 2021 and 2022, Tren Urbano de Lima S.A. complied with the corresponding covenants.

As of December 31, 2022, the fair value amounts to S/630.7 million (S/626.8 million, as of December 31, 2021), is based on discounted cash flows using a rate of 5.9% (4.9% as of December 31, 2021) and corresponds to level 2 of the fair value hierarchy.

(b) Red Vial 5 S.A.

From 2015 to 2016, the subsidiary Red Vial 5 S.A. issued Corporate Bonds on the Lima Stock Exchange for a total S/365 million. The bonds mature in January 2027 and bear interest at a rate of 8.38%. As of December 31, 2022, risk rating agencies Moody’s Local and Apoyo & Asociados Internacionales graded this debt instrument with AA- class.

According to the terms of the bond issuance agreement, this financing is secured by: (i) a trust of flows from the collection rights and flows derived from the Concession, except for flows corresponding to the Remuneration and the Regulation Fee; (ii) a mortgage on the concession of which Red Vial 5 S.A. is the concessionaire; (iii) movable guarantees on shares; (iv) assignment of rights on the bank letter of guarantee and any other guarantee granted in the Construction Agreement; and (v) in general, all those additional guarantees granted in favor of the secured creditors if applicable.

The purpose of the granted funds was to finance the construction works of the second phase of Red Vial 5 and sales tax related to the execution of project expenses.

For the periods ended December 31, 2020, 2021 and 2022, the movement of this account is the following:

In thousands of soles	2020	2021	2022
Balance at January, 1	305,545	280,848	251,933
Amortization	(24,820)	(28,836)	(33,085)
Accrued interest	24,619	22,315	19,744
Interest paid	(24,496)	(22,394)	(19,908)
Balance at December, 31	280,848	251,933	218,684

As of December 31, 2021 and 2022, Red Vial 5 S.A. complied with the respective covenants.

As of December 31, 2022, the fair value of bonds amounts to S/ 224.8 million (S/ 260 million as of December 31, 2021), is based on discounted cash flows using rate 8.1% as of December 31, 2021 and 2022, and is within level 2 of the fair value hierarchy.

(c) Cumbra Peru S.A.

At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program up to a maximum amount of US$8 million.

In the first quarter of the year 2020, bonds amounting to US$ 7.8 million (equivalent to S/ 25.9 million) were issued with the modality for exchange debt, with respect to its outstanding business obligations.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a B- risk rating, granted by the rating company Moody’s Peru. As of December 31, 2022, the balance includes accrued interest payable for US$ 0.2 million, equivalent to S/ 0.8 million (US$ 0.3 million, equivalent to S/ 1 million, as of December 31, 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

For the periods ended December 31, 2020, 2021 and 2022, the movement of this account is the following:

In thousands of soles	2020	2021	2022
Balance at January, 1	-	27,457	26,282
Additions	25,871	-	-
Amortization	(1,579)	(3,687)	(3,812)
Exchange difference	2,153	2,561	(1,030)
Accrued interest	2,152	2,219	1,858
Interest paid	(1,140)	(2,268)	(2,025)
Balance at December, 31	27,457	26,282	21,273

As of December 31, 2022, the fair value amounts to S/19.7 million (S/27.1 million as of December 31, 2021), is based on discounted cash flows using a rate of 11.4% (7.4% as of December 31, 2021), and is within level 2 of the fair value hierarchy.

(d) AENZA S.A.A.

On August 13, 2021, AENZA S.A.A. issued bonds convertible into voting common shares (hereinafter the “Bonds”). The total amount of issuance was US$89.9 million, considering 89,970 bonds at a face value of US$1,000 each.

Bonds were placed at local level and were available for investors in Peru according to Peruvian legislation. The Bonds mature on February 2024 and bear interest at an annual interest rate of 8% subject to quarterly installments.

Pursuant to the terms and conditions of the Bond, they may be converted into shares from the sixth month of the issuance date, according to the following procedure: 1) the conversion day is the last business day of each month; 2) the conversion may be total or partial; 3) the conversion notice had to be sent to the Bondholders’ Representative no later than five (5) business days prior to the conversion date, and 4) the conversion price will be the minimum of (i) US$ 0.33 (zero and 33/100 US dollars) per share and (ii) 80% of the average price of transactions occurred thirty (30) days prior to the Conversion Date, weighted by the volume of each transaction. The conversion will be made by dividing the current face value of each bond by the conversion price.

The Company converted all bonds in common shares in two tranches, the first one on February 28, 2022 for 11,000 Bonds and second on May 31, 2022 for 78,970 bonds (Note 22). Due to conversion, the debt was fully capitalized.

19. Trade Accounts Payable

As of December 31, this caption comprises:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022
Invoices payable (a)	506,798	523,175	506,798	513,418	-	9,757
Received services to be invoiced (b)	400,418	508,448	400,418	508,448	-	-
Notes payable	5,610	5,390	5,610	5,390	-	-
	912,826	1,037,013	912,826	1,027,256	-	9,757

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(a)	Invoices payable are obligations supported by formal documents. Find below the invoices payable according to the main projects:

In thousands of soles	2021	2022
Infrastructure
Linea–1 - Metro de Lima	15,616	43,768
Operation and maintenance - Roads	17,372	23,849
	32,988	67,617
Energy	43,501	87,282

Engineering and Construction
Cumbra Peru S.A. - Refineria Talara	109,930	84,891
Cumbra Peru S.A. - Aeropuerto Jorge Chavez	55,596	79,424
Vial y Vives - DSD S.A. - Obras de Ingenieria y Construccion	73,188	46,411
Cumbra Peru S.A. - Planta Concentradora y tunel Quellaveco	71,324	45,143
Cumbra Peru S.A. - Concentradora Toquepala	-	17,980
Cumbra Ingenieria S.A. - Proyecto Mina Gold Fields La Cima S.A.	3,810	12,546
Morelco S.A.S. - Obras de Ingenieria y Construccion	22,629	11,566
Cumbra Peru S.A. - Filtro de Relaves Quebrada Honda	1,055	10,930
Cumbra Peru S.A. - Planta de Flotacion de Particulas Gruesas	-	6,027
Cumbra Peru S.A. - Proyecto Gasoducto Piura	11,167	3,983
Cumbra Peru S.A. - Planta Generadora Machu Picchu	3,832	3,255
Cumbra Peru S.A. - Descolmatacion del Rio Chicama	2,974	2,380
Cumbra Peru S.A. – Centro Hidroelectrica Cerro del Aguila	2,199	1,120
Others	39,942	23,458
	397,646	349,114

Real Estate	9,769	15,035

Parent Company Operation	22,894	4,127

	506,798	523,175

(b)	Find below the balances corresponding to the main projects:

In thousands of soles	2021	2022
Infrastructure
Linea–1 - Metro de Lima	15,021	18,281
Operation and maintenance – Roads	27,303	29,292
	42,324	47,573

Energy	24,185	36,977

Engineering and Construction
Cumbra Peru S.A. - Aeropuerto Jorge Chavez (i)	18,430	152,492
Vial y Vives - DSD S.A. - Obras de Ingenieria y construccion	56,927	54,007
Cumbra Peru S.A. - Planta Concentradora y tunel Quellaveco	80,597	45,890
Morelco S.A.S. - Obras de Ingenieria y Construccion	22,718	31,690
Cumbra Peru S.A. - Refineria Talara	34,267	18,947
Cumbra Peru S.A. - Planta de Flotacion de Particulas Gruesas	-	14,966
Cumbra Ingenieria S.A. - Proyecto Mina Gold Fields La Cima S.A.	9,135	9,459
Cumbra Peru S.A. - Proyecto Gasoducto Piura	30,025	9,457
Cumbra Peru S.A. - Concentradora Toquepala	-	7,295
Cumbra Peru S.A. - Proyecto de Infraestructura Via Expresa Linea Amarilla	6,545	6,057
Cumbra Peru S.A. – Planta Oxidos Marcobre	1,819	3,737
Cumbra Peru S.A. - Filtro de Relaves Quebrada Honda	2,493	2,746
Cumbra Peru S.A. - Planta Generadora Machu Picchu	2,348	1,637
Others	31,974	31,792
	297,278	390,172

Real Estate	20,632	20,904

Parent Company Operation	15,999	12,822

	400,418	508,448

(i)	The variation at the end of 2022 corresponds to services received and not billed for the increase in activities of the EPC LAP3 project, related to the construction of the Jorge Chavez airport terminal.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

20. Other Accounts Payable

As of December 31, this caption includes:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022
Advances received from customers (a)	322,680	365,730	315,644	350,194	7,036	15,536
Taxes payable	124,004	165,831	112,737	137,819	11,267	28,012
Salaries and other personnel payables (b)	126,466	99,225	126,466	99,225	-	-
Arbitration payable (c)	58,502	73,348	58,502	34,560	-	38,788
Accounts payable Consorcio Ductos del Sur (d)	77,665	25,652	29,242	12,921	48,423	12,731
Guarantee deposits (e)	26,017	18,552	26,017	18,552	-	-
Share purchase agreement - Inversiones Sur (f)	15,992	15,280	-	15,280	15,992	-
Acquisition of additional non-controlling interest - Vial y Vives DSD (g)	25,253	9,344	25,253	9,344	-	-
Royalties payable (h)	5,668	9,303	5,668	9,303	-	-
Put option liability on Morelco S.A.S. acquisition (i)	27,986	-	27,986	-	-	-
Other accounts payable	37,117	25,496	27,466	18,244	9,651	7,252
	847,350	807,761	754,981	705,442	92,369	102,319

(a)	Advances received from customers mainly correspond to the engineering and construction and real estate segments; and are deducted from invoicing in accordance with the terms of the agreements.

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022
Vial y Vives - DSD S.A. - Quebrada Blanca Project (i)	120,642	91,107	120,642	91,107	-	-
Cumbra Peru S.A. - Jorge Chavez Airport (ii)	22,820	88,114	22,820	88,114	-	-
Viva Inmobiliaria S.A.C. - Real estate projects (iii)	80,188	85,741	80,188	85,741	-	-
Proyecto Especial de Infraestructura de Transporte Nacional	19,582	33,879	12,765	32,995	6,817	884
Cumbra Peru S.A. - San Gabriel – Buenaventura Project (iv)	-	33,206	-	18,743	-	14,463
Vial y Vives - DSD S.A. - Minera Spence (v)	-	12,536	-	12,536	-	-
Vial y Vives - DSD S.A. - Refineria ENAP (vi)	3,443	9,472	3,443	9,472	-	-
Cumbra Peru S.A. - Concentrator Plant and Quellaveco Tunnel	10,841	5,984	10,841	5,984	-	-
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	-	1,986	-	1,986	-	-
Vial y Vives - DSD S.A. - Modernization and expansion - Arauco Plant	52,063	-	52,063	-	-	-
Cumbra Peru S.A. - Piura Gas Pipeline Project	5,745	-	5,745	-	-	-
Cumbra Peru S.A. - Machu Picchu	4,748	-	4,748	-	-	-
Others	2,608	3,705	2,389	3,516	219	189
	322,680	365,730	315,644	350,194	7,036	15,536

(i)	Corresponds to advances received from Minera Teck for the construction and assembly of the Pebble crushing mill project, the advances are applied against reimbursable invoices through the approved PDEs. The balance at December 31, 2022 is S/91.1 million (S/120.6 million at December 31, 2021).

(ii)	The movement is due to the advance received in 2022 in Consorcio Inti Punku, for the LAP3 EPC project, corresponding to the construction of the Jorge Chavez airport terminal, for S/88 million and the amortization of the entire balance of 2021 S/22.8 million.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(iii)	As of December 31, 2022, advances from customers for the sale of real estate correspond to the following real estate projects: a) Parques de Comas S/74.8 million, b) Parques de Huancayo S/3.6 million, c) Parques de Carabayllo S/5.2 million, d) Parques del Callao S/1.5 million, e) other minor S/0.6 million (S/58.9 million, S/6.2 million, S/9 million, S/3.9 million, S/2.1 million, as of December 31, 2021, respectively).

(iv)	The balance is due to advances received during the fourth quarter of 2022 corresponding to an earthmoving project in the mining sector valued at US$ 87.3 million (approximately S/333.1 million), which started operations at the end of 2022. The balance as of December 31, 2022 is US$ 8.7 million (equivalent to S/33.2 million).

(v)	Design and construction project for improvements to the Ripios plant of Minera Spence, lump sum EPC contract. The balance at December 31, 2022 is S/12.5 million.

(vi)	Corresponds to the contract for the construction and assembly of two tanks to increase crude oil storage capacity at the BIOBIO refinery. The balance at December 31, 2022 is S/9.4 million (S/3.4 million at December 31, 2021).

(b)	Salaries and profit sharing payable are classified as follows:

In thousands of soles	2021	2022
Vacation	42,762	30,854
Compensation for time of service	46,103	27,964
Bonus salaries	15,910	23,393
Wages and salaries	9,105	8,915
Workers’ profit sharing	10,384	4,996
Other remuneration	2,202	3,103
	126,466	99,225

(c)	Obligations arising from arbitration awards at December 31, 2022 correspond to Empresa de Generacion Electrica Machupichu S.A. for S/38.1 million; Andritz Hydro S.A. for S/31.7 million; SEDAPAL S.A. for S/2.8 million; Programa Subsectorial de Irrigaciones - PSI for S/0.7 million (Andritz Hydro S.A. for S/58.5 million at December 31, 2021). During the years 2021 and 2022, as a result of those Abritation Awards, the Corporation recorded expenses for an amount of S/38.1 million and S/41.6 million, respectively, which is presented in the caption “Cost of sales and services” of the consolidated statement of income (Note 25.ii).

(d)	The other accounts payable of Consorcio Constructor Ductos del Sur corresponds to payment obligations to suppliers and main subcontractors for S/ 25.6 million (S/ 77.6 million as of December 31, 2021), assumed by the subsidiary Cumbra Peru S.A. as a result of the termination of operations of Gasoducto Sur Peruano S.A. (Note 14)

(e)	Correspond to withholdings from subcontractors to guarantee compliance with service contracts until completion of the work. As of December 31, 2022, the detail is composed of S/6.6 million in Cumbra Peru S.A.; S/2.5 million in Consorcio Inti Punku; S/2.5 million in Vial y Vives DSD; S/ 1.6 million in Unna Energia S.A.; S/ 4.1 million in Viva Negocio Inmobiliario S.A.C. and S/1.2 million in other minor. (for S/14.9 million in Cumbra Peru S.A.; S/1 million in Consorcio Inti Punku; S/4.7 million in Vial y Vives - DSD S.A.; S/ 1.8 million in Unna Energia S.A.; S/ 3.1 million in Viva Negocio Inmobiliario S.A.C. and S/0.5 million in other minor as of December 31, 2021).

(f)	Agreement signed between the Subsidiary Viva Inmobiliaria S.A. and Inversiones Sur S.A. regarding the purchase agreement of shares in the amount of US$4 million, maturing in 2023.

(g)	During 2016, GyM Chile S.P.A. acquired an additional 13.69% of shares in Vial y Vives - DSD S.A. at a total purchase price of S/ 51.1 million. As of December 31, 2022, the outstanding balance of this transaction amounts to S/ 9.3 million (S/ 25.3 million in 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(h)	In compliance with the license agreement between Unna Energia S.A. and Perupetro S.A. for Lot III and Lot IV, payables corresponding to royalties were recorded as of December 31, 2022 totaling S/9.3 million (S/5.7 million as of December 31, 2021).

(i)	In 2021 Cumbra Peru S.A. renegotiated the terms of the put option agreement and in December 2021 acquired all non-controlling interest of Morelco, for US$ 15.4 million keeping an outstanding balance for US$7 million (equivalent to S/28 million). As a consequence of the liabilities renegotiation, Cumbra Peru S.A. recognized an income of S/70.3 million in ‘Other income and expenses’ (Note 27). As of December 31, 2022, Cumbra Peru S.A. settled all liabilities.

21. Other Provisions

As of December 31, this item includes:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022

Legal contingencies (a)	364,385	580,216	117,520	87,948	246,865	492,268
Tax contingencies (b)	38,182	53,577	17,492	33,127	20,690	20,450
Provision for closure (c)	82,475	68,160	20,533	11,851	61,942	56,309
	485,042	701,953	155,545	132,926	329,497	569,027

(a)	Legal contingencies mainly correspond to:

Provision for civil compensation

It corresponds to a legal contingency estimated by Management for exposure of the Corporation to a potential indemnity in relation to their participation as minority partners in developed infrastructure projects in Peru with companies belonging to the Odebrecht Group and the projects related to the Construction Club. As stated in Note 1.C on September 15, 2022, the Agreement was signed, whereby AENZA S.A.A. acknowledges that it was utilized by certain former executives to commit illicit acts in periods until 2016, and committed to pay a civil compensation to the Peruvian Government of approximately S/488.9 million. According to the Agreement, payment shall be made within twelve years at a legal interest rate in soles and US dollars (3% and 1% annual interest as of December 31, 2022, respectively). The Company also undertakes to establish a series of guarantees after the approval of the Agreement, composed of (i) a trust agreement that includes shares issued by a subsidiary of the Company, ii) mortgage on a property owned by the Company, and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Agreement includes a restriction for AENZA S.A.A. and subsidiaries Cumbra Peru S.A. and Unna Transporte S.A.C. to participate in public construction and road maintenance contracts with the Peruvian Government for two years from the approval of the Agreement.

As of December 31, 2022, the Company recognized in its financial statements the full amount of the liabilities associated with the Agreement for S/ 488.9 million (S/ 333.3 million and US$ 40.7 million) in this caption, making a charge to profit or loss of the period, equivalent to the remaining portion of the total imputed value of approximately S/ 258.3 million to ‘other expenses’ in the consolidated statement of profit or loss (as of December 31, 2021, S/ 164.6 million and US$ 18.9 million, equivalent to a total of S/ 240.1 million) (Note 27).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Administrative process INDECOPI

(i)	On March 9, 2021, Cumbra Peru S.A. was notified of a “Final Instruction Report” prepared by INDECOPI’s Technical Secretariat in relation with the administrative sanction process imposed on thirty three (33) construction companies and twenty six (26) executives for arranging a coordination system by means of which they illegaly distributed the tenders called by Provias Nacional and other Peruvian governmental entities. On November 15, 2021, INDECOPI’s Commission, by virtue of Resolution 080-021-CLC-INDECOPI, decided to sanction – at first administrative instance – to such companies and executives, including Cumbra Peru S.A. On December 9, 2021, Cumbra Peru S.A. filed an appeal against such a resolution, impeding its execution, including the payment of the fine imposed and the fulfilment of the correction measures ordered. As of December 31, 2022, the Company and its legal advisors estimated a recognized provision of S/52.4 million (S/52.6 million as of December 31, 2021).

(ii)	On February 7, 2022, Resolution No. 038-2021/CLC-INDECOPI was notified to Cumbra Peru S.A. and Unna Transporte S.A.C., by virtue of which INDECOPI’s National Directorate of Investigation and Promotion of Free Competition started an administrative sanctioning process for horizontal alleged collusive practice as agreed distribution of suppliers in market to hire suppliers belonging to the construction sector nationwide from 2011 to 2017.

On April 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. proposed a cease-and-desist letter for the early termination of the sanctioning administrative procedure, where they (i) accepted the alleged conduct, (ii) committed to complying with a free competition rules compliance program during years 2022, 2023, and 2024, and (iii) committed to paying a compensation amounting to S/ 2.7 million in two installments (the first one within sixty (60) days after notification of the Resolution approving the commitment and the second one within twelve (12) months). By means of Resolution 054-2022/CLC-INDECOPI dated August 19, 2022, the Commission for the Defense of Free Competition of INDECOPI approved the proposed cease-and-desist agreement and concluded the sanctioning procedure.

Shareholder class action lawsuits in the Federal Court of the Eastern District of New York

During the first quarter of 2017, two class action lawsuits were filed against the Company and some former officers by virtue of the Securities Act before the Federal Court of the East District of New York. On July 2, 2020, the Company signed a final transaction agreement with the plaintiffs though which the parties commited to settling the class action lawsuits and the Company commits to paying US$ 20 million.

In relation to the agreement, as of December 31, 2021, the Company had paid US$ 6.4 million and US$ 5 million, which was covered by the professional liability policy in accordance with the agreement signed with the insurer. It also maintained a provision of US$ 8.6 million, equivalent to S/ 34.4 million, plus interest. This debt was repaid in full on April 8, 2022.

Other legal provisions

As of December 31, 2022, they correspond to legal contingencies (civil, labor, administrative proceedings and contentious-administrative proceedings) for an estimated provision of S/ 37.5 million (S/ 34.2 million as of December 31, 2021).

(b)	Tax contingencies

(i)	Claim processes before SUNAT for S/17.1 million corresponding to:

AENZA S.A.A. for year 2016 income tax amounting to S/12.6 million; Cumbra Ingenieria S.A. for years 2014 and 2015 income tax amounting to S/3.2 million; Consorcio Vial la Quinua for year 2015 income tax amounting to S/0.8 million; and Unna Energia S.A. for year 2019 income tax amounting to S/0.5 million.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(ii)	Claims before the Peruvian Court of Law for S/16.8 million:

AENZA S.A.A. for income tax and general sales tax for the years 1998 through 2012 amounting to S/12.2 million; and Cumbra Peru S.A. for EsSalud claims for the year 2012 amounting to S/4.6 million.

(iii)	Appeal process before the Tax Court for S/14.3 million:

Cumbra Ingenieria S.A. for years 2013 and 2016 income tax amounting to S/5.7 million; AENZA S.A.A. for years 2014 and 2015 income tax amounting to S/5.4 million; Cumbra Peru S.A. for year 2012 income tax amounting to S/2.1 million; and Consorcio Constructor Chavimochic for year 2016 income tax amounting to S/1.1 million.

(iv)	Non-contentious proceedings for S/5.4 million related to:

Cumbra Ingenieria S.A. for S/5.3 million; and Carretera Andina del Sur S.A. for S/0.1 million.

(c)	Provision for closure - corresponds mainly to:

(i)	Provisions for closure of wells of subsidiary Unna Energia S.A. for S/56.5 million and contractual compliance with Petroperu for S/3.3 million (as of December 31, 2021, S/71.1 million and S/3.4 million, respectively);

(ii)	Provision for costs associated with subsidiary Red Vial 5 S.A., corresponding to the closing of the concession agreement and costs related to the process of claiming the tariff guarantee for toll suspension for S/5.6 million (as of December 31, 2021, S/5.1 million).

For the periods ended December 31, 2020, 2021 and 2022, the movement of this caption is as follows:

			Provision
	Legal	Tax	for well
In thousands of soles	claims	claims	closure	Total

As of January 1, 2020	221,592	10,787	50,116	282,495
Additions	121,404	3,161	2,450	127,015
Present value	3,604	-	2,182	5,786
Reversals of provisions	(30,806)	(2,458)	-	(33,264)
Transfers	1,540	-	-	1,540
Compensation	4,106	-	-	4,106
Payments	(3,938)	(3,314)	(1,799)	(9,051)
Translation adjustments / Exchange difference	9,366	-	-	9,366
As of December 31, 2020	326,868	8,176	52,949	387,993
As of January 1, 2021	326,868	8,176	52,949	387,993
Additions	59,109	31,221	10,815	101,145
Present value	19,627	-	9,780	29,407
Reversals of provisions	(13,027)	-	(2,957)	(15,984)
Transfers	466	(299)	716	883
Reclasification	(3,335)	-	3,335	-
Compensation	(8,541)	-	-	(8,541)
Desconsolidation of subsidiary	(1,657)	-	-	(1,657)
Payments	(26,863)	(916)	(185)	(27,964)
Translation adjustments / Exchange difference	11,738	-	8,022	19,760
As of December 31, 2021	364,385	38,182	82,475	485,042

As of January 1, 2022	364,385	38,182	82,475	485,042
Additions	278,446	15,891	-	294,337
Present value	1,042	-	(2,496)	(1,454)
Reversals of provisions	(1,802)	(434)	(9,694)	(11,930)
Transfers (*)	(5,587)	(62)	-	(5,649)
Payments	(40,253)	-	(747)	(41,000)
Translation adjustments / Exchange difference	(16,015)	-	(1,378)	(17,393)
As of December 31, 2022	580,216	53,577	68,160	701,953

(*)	In 2022, corresponds mainly to reclassification to other accounts payable for payment obligations, derived from the subscription of the share purchase agreement between Cumbra Peru S.A. and Stracon S.A., which amount is S/. 4.9 million and the fine corresponding to the fractionation of the penalty imposed by SUNAFIL, which amount is S/. 0.2 million.

As of December 31, 2021, the Corporation and its external legal advisors concluded the lawsuit proceedings against Tecnicas Reunidas de Talara S.A.C. (TRT) will be favorable for the Company with no need of a provision as of that date. Subsequently, in November 2022, the Corporation reached a settlement increasing cost by S/113 million with its corresponding settlement in the same period, having a no actual accrual related for this settlement as of December 31, 2022.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

22. Equity

A. Capital

On February 28, 2022, in accordance with the terms and conditions of the convertible bond, the holders of 11,000 convertible bonds, with a par value of US$1,000 each and for a principal amount equivalent to US$11 million, excercised their conversion right. The Company issued provisional certificates for 37,801,073 new voting common shares, with a par value of S/1.00 each, fully subscribed and paid-in. Therefore, the Company increased its capital stock from S/ 871,917,855 to S/ 909,718,928.

Additionally, on March 31, 2022, holders of 78,970 convertible bonds each for a face value of US$ 1,000 and for a principal amount equivalent to US$78.9 million, exercised their conversion right. The Company converted the bonds and paid the accrued interest to the bondholders. As a result, the Company issued provisional certificates for 287,261,051 new common shares. Therefore, the Company’s capital stock increased from S/909,718,928 to S/1,196,979,979. After this last operation, the convertible bonds were paid in full (Note 18.(d)).

On December 1, 2022, the capital increases were registered and the bylaws were amended, confirming that the Company’s capital amounts to S/ 1,196,979,979, the par value of the shares is S/ 1.00 each, fully subscribed and paid-off and with voting rights.

As of December 31, 2022, a total of 130,025,625 shares is represented in ADSs, equivalent to 8,668,375 ADS at a ratio of 15 shares per ADS.

As of December 31, 2021, a total of 136,637,740 shares were represented in ADSs, equivalent to 27,327,548 ADS at a ratio of 5 shares per ADS.

As of December 31, 2022, the Company’s shares registered a stock price quotation at the end of the year of S/ 0.83 per share and a trading frequency of 75% (S/ 1.37 per share and a trading frequency of 77.27% as of December 31, 2021).

B. Legal Reserve

According to the Business Companies Act, any company is required to allocate at least 10% of its free withdrawal profits to a legal reserve. This allocation is required until the reserve equals 20% of paid-in capital. In the absence profits or free withdrawal reserves, the legal reserve may be applied to offset losses and shall be replaced with profits from subsequent fiscal years. This reserve may be capitalized and its replacement is also mandatory.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

C. Voluntary reserve

As of December 31, 2021 and 2022, this reserve amounting to S/29.97 million is related to the excess of legal reserve. This reserve is over above the requirement to make a reserve until reaching the equivalent of 20% of the paid-in capital.

D. Share premium

This item includes the excess of total income obtained by shares issued in 2013 in contrast to their face value of S/1,055.5 million and those shares issued in 2019 amounting to S/138.1 million.

In addition, this item recognizes the difference between the face value and transaction value for the acquisitions of shares in non-controlling interests.

E. Retained earnings

Dividends distributed to shareholders, other than domiciled legal entities, are subject to rates of 4.1% (profits until 2014), 6.8% (2015 and 2016 profits) and 5.0% (2017 profits onwards) for income tax charged to such shareholders. Said tax is withheld and settled by the Company. Dividends for fiscal years 2021 and 2022 were not distributed (Note 32).

23. Deferred Income Tax

As of December 31, deferred income tax is classified by its estimated reversal term as follows:

	2021			2022
Deferred tax asset:	Reversal expected in the following twelve months	Reversal expected after twelve months	Total	Reversal expected in the following twelve months	Reversal expected after twelve months	Total
Cumbra Peru S.A.	29,075	149,418	178,493	72,489	99,798	172,287
AENZA S.A.A.	6,958	39,893	46,851	10,157	48,944	59,101
Viva Negocio Inmobiliario S.A.C.	3,697	13,263	16,960	1,706	22,075	23,781
Red Vial 5 S.A.	1,098	10,710	11,808	655	17,286	17,941
Others	4,480	17,754	22,234	5,316	17,212	22,528
Total deferred tax asset	45,308	231,038	276,346	90,323	205,315	295,638

	2021			2022
Deferred tax liability:	Reversal expected in the following twelve months	Reversal expected after twelve months	Total	Reversal expected in the following twelve months	Reversal expected after twelve months	Total
Tren Urbano de Lima S.A.	(111)	(47,404)	(47,515)	(64)	(58,332)	(58,396)
Unna Energia S.A.	1,536	(32,723)	(31,187)	1,277	(54,519)	(53,242)
Cumbra Peru S.A.	-	(19,705)	(19,705)	(16,670)	-	(16,670)
Total deferred tax liability	1,425	(99,832)	(98,407)	(15,457)	(112,851)	(128,308)

The gross movement of the deferred income tax item is as follows:

In thousands of soles	Note	2020	2021	2022
Balance at January, 1		146,564	158,136	177,939
Debit (credit) to income statement	28	(320)	66,595	(3,394)
Discontinued operations		9,886	(40,686)	-
Reclassification to current income tax		-	-	(4,399)
Other movements		2,006	(6,106)	(2,816)
Balance at December, 31		158,136	177,939	167,330

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The movement of deferred tax assets and liabilities in the year, without considering the offsetting of balances, is as follows:

Deferred tax liabilities	At January 1, 2020	(Debit) credit to P&L	Discontinued operations	Reclassification	At January 1, 2021	(Debit) credit to P&L	Sale of a subsidiary	At December 31, 2021	(Debit) credit to P&L	Reclassification	Others	At December 31, 2022
Difference in depreciation rates	91,490	(1,831)	(2,734)	1,063	87,988	(10,668)	(3,836)	73,484	35,685	-	-	109,169
Deferred income	24,145	(8,239)	-	-	15,906	(15,906)	-	-	-	-	-	-
Work in process	51,280	(26,072)	-	(4,916)	20,292	27,865	-	48,157	(47,649)	4,559	-	5,067
Tax receivable	36,190	2,836	-	-	39,026	3,028	-	42,054	2,923	-	-	44,977
Borrowing costs capitalized	14,936	172	-	-	15,108	(2,780)	-	12,328	6,302	3,908	-	22,538
Price purchase allocation	9,823	357	-	(1,263)	8,917	12,476	-	21,393	(2,833)	-	-	18,560
Others	39,566	(18,381)	(510)	2,721	23,396	(21,417)	(883)	1,096	5,081	(8,467)	2,816	526
	267,430	(51,158)	(3,244)	(2,395)	210,633	(7,402)	(4,719)	198,512	(491)	-	2,816	200,837

Deferred tax assets	At January 1, 2020	(Debit) credit to P&L	Discontinued operations	Reclassification	Others	At January 1, 2021	(Debit) credit to P&L	Sale of a subsidiary	Others	At December 31, 2021	(Debit) credit to P&L	Reclassification	At December 31, 2022
Provisions	43,376	(36,338)	(1,792)	24,340	-	29,586	13,673	(2,413)	-	40,846	6,060	(4,399)	42,507
Difference in depreciation rates	8,433	2,041	(1,667)	(1,154)	-	7,653	8,640	-	-	16,293	7,179	-	23,472
Tax losses	191,646	(8,767)	-	3,616	-	186,495	36,258	(40,312)	-	182,441	(6,609)	-	175,832
Work in process	45,720	(12,298)	-	(28,630)	-	4,792	(4,792)	-	-	-	-	-	-
Accrual for unpaid vacations	11,624	1,301	115	-	-	13,040	7,288	(887)	-	19,441	(5,844)	-	13,597
Impairment	48,502	3,257	-	(507)	-	51,252	(21,834)	-	-	29,418	2,672	-	32,090
Fair value	46,804	(10,874)	-	10,067	-	45,997	5,596	-	-	51,593	1,547	-	53,140
Tax Goodwill	13,522	(4,518)	-	4,989	-	13,993	(2,407)	-	-	11,586	(2,078)	-	9,508
Earning stripping rules	-	-	-	-	-	-	8,372	-	-	8,372	(1,177)	-	7,195
Unpaid non domicilied expenses	-	-	-	-	-	-	4,064	-	-	4,064	(3,863)	-	201
Right-of-use assets	-	-	-	-	-	-	4,571	-	-	4,571	(1,345)	-	3,226
Higher value paid	-	-	-	-	-	-	-	-	-	-	7,399	-	7,399
Others	4,367	14,718	9,986	(15,116)	2,006	15,961	(236)	(1,793)	(6,106)	7,826	(7,826)	-	-
Total	413,994	(51,478)	6,642	(2,395)	2,006	368,769	59,193	(45,405)	(6,106)	376,451	(3,885)	(4,399)	368,167

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

24. Revenue from contracts with customers

For the years ended December 31, the Corporation’s income is derived principally from:

In thousands of soles	2020	2021	2022

Construction activities	1,854,819	2,467,477	2,451,067
Services rendered	936,485	1,094,439	1,104,900
Sale of real estate and goods	394,249	579,482	849,157
Revenue from contracts with customers	3,185,553	4,141,398	4,405,124

A.	Revenues from contracts with customers are mainly broken down by:

For the year ended December 31,	Engineering and construction			Energy			Infrastructure			Real estate			Parent Company operations			Total
In thousands of soles	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022
Primary geographical markets
Peru	1,355,589	1,862,176	1,794,735	369,798	541,859	633,792	594,723	638,358	745,750	182,439	239,391	367,276	7,865	2,889	2,912	2,510,414	3,284,673	3,544,465
Chile	521,076	750,565	708,996	-	-	-	-	-	-	-	-	-	-	-	-	521,076	750,565	708,996
Colombia	151,876	106,160	151,663	-	-	-	-	-	-	-	-	-	-	-	-	151,876	106,160	151,663
Mexico	2,187	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,187	-	-
	2,030,728	2,718,901	2,655,394	369,798	541,859	633,792	594,723	638,358	745,750	182,439	239,391	367,276	7,865	2,889	2,912	3,185,553	4,141,398	4,405,124
Major products/ service lines
Construction activities	1,854,819	2,467,477	2,451,067	-	-	-	-	-	-	-	-	-	-	-	-	1,854,819	2,467,477	2,451,067
Engineering services	175,909	251,424	204,327	-	-	-	-	-	-	-	-	-	-	-	-	175,909	251,424	204,327
Oil and gas extraction, storage and dispatching services	-	-	-	149,095	192,103	145,874	-	-	-	-	-	-	-	-	-	149,095	192,103	145,874
Transportation services	-	-	-	-	-	-	343,870	347,377	387,049	-	-	-	-	-	-	343,870	347,377	387,049
Road concession services	-	-	-	-	-	-	247,494	287,331	354,289	-	-	-	-	-	-	247,494	287,331	354,289
Water treatment service	-	-	-	-	-	-	3,359	3,650	4,412	-	-	-	-	-	-	3,359	3,650	4,412
Property rental	-	-	-	-	-	-	-	-	-	8,893	9,665	6,037	-	-	-	8,893	9,665	6,037
Parent company services and others	-	-	-	-	-	-	-	-	-	-	-	-	7,865	2,889	2,912	7,865	2,889	2,912
Sale of real estate and lots	-	-	-	-	-	-	-	-	-	173,546	229,726	361,239	-	-	-	173,546	229,726	361,239
Sale of oil and gas	-	-	-	220,703	349,756	487,918	-	-	-	-	-	-	-	-	-	220,703	349,756	487,918
	2,030,728	2,718,901	2,655,394	369,798	541,859	633,792	594,723	638,358	745,750	182,439	239,391	367,276	7,865	2,889	2,912	3,185,553	4,141,398	4,405,124
Timing of revenue recognition
Transferred at a point in time	-	-	-	369,798	541,859	633,792	-	-	-	182,439	239,391	367,276	7,865	2,889	2,912	560,102	784,139	1,003,980
transferred over time	2,030,728	2,718,901	2,655,394	-	-	-	594,723	638,358	745,750	-	-	-	-	-	-	2,625,451	3,357,259	3,401,144
	2,030,728	2,718,901	2,655,394	369,798	541,859	633,792	594,723	638,358	745,750	182,439	239,391	367,276	7,865	2,889	2,912	3,185,553	4,141,398	4,405,124
Revenue from contracts with customers	2,030,728	2,718,901	2,655,394	369,798	541,859	633,792	594,723	638,358	745,750	182,439	239,391	367,276	7,865	2,889	2,912	3,185,553	4,141,398	4,405,124

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

B.	The balances of contract assets and liabilities are mainly comprised for:

In thousands of soles	Note	2021	2022
Receivables	10.a	773,575	894,571
Unbilled receivables	10.b and c	744,363	907,880
Guarantee deposits	12.a	139,019	194,885
Advances received from customers	20.a	(322,680)	(365,730)

Contract assets refer primarily to rights to consideration for work performed but not billed at the reporting date.

Contract liabilities refer mainly to advance consideration received from customers whose income is recognized over time.

The movement in contract liabilities as of December 31, 2021 and 2022 is detailed below:

In thousands of soles	2020	2021	2022

Initial balance	307,839	280,970	322,680
Advances received from customers	743,431	707,009	769,504
Compensation of customer advances	(770,300)	(665,299)	(726,454)
Final balance	280,970	322,680	365,730

Revenue from contract liabilities recognized as of December 31, 2022 is S/726.4 million (S/665.2 million as of December 31, 2021).

The composition of the portfolio of projects pending to be executed (“backlog”) refers to the expected future income from signed contracts. The detail by operating segments as of December 31, 2022, and the dates on which they are estimated to be carried out, is shown in the following table:

	Annual Backlog
In thousands of soles	2023	2024	2025+	Total
Engineering and Construction	2,463,484	1,197,101	-	3,660,585
Infrastructure	730,702	646,764	631,645	2,009,111
Real estate	149,295	18,611	-	167,906
Intercompany eliminations	(172,416)	(172,418)	(165,131)	(509,965)
	3,171,065	1,690,058	466,514	5,327,637

25. Costs and Expenses by Nature

For the years ended December 31, the detail of this item is as follows:

		Cost
		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total
2020
Salaries, wages and fringe benefits (i)		946,631	75,677	1,022,308
Services provided by third-parties		949,545	33,411	982,956
Purchase of goods		565,052	-	565,052
Other management charges (ii)		230,947	14,322	245,269
Amortization	16	93,135	4,138	97,273
Depreciation (iv)	15	79,732	6,393	86,125
Impairment of accounts receivable (iii)		32,215	4	32,219
Taxes		5,956	68	6,024
Recovery of property, plant and equipment		4,950	-	4,950
Impairment of investments		38	-	38
Inventory recovery		(30)	-	(30)
		2,908,171	134,013	3,042,184

		Cost
		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total
2021
Salaries, wages and fringe benefits (i)		1,297,352	97,682	1,395,034
Services provided by third-parties		1,313,763	56,462	1,370,225
Purchase of goods		687,105	43	687,148
Other management charges (ii)		222,648	16,203	238,851
Amortization	16	101,578	3,642	105,220
Depreciation (iv)	15	82,063	5,425	87,488
Impairment of accounts receivable (iii)		9,420	2	9,422
Taxes		5,691	154	5,845
Impairment of property, plant and equipment		5,679	-	5,679
Impairment of inventory		2,984	-	2,984
		3,728,283	179,613	3,907,896

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

		Cost
		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total
2022
Salaries, wages and fringe benefits (i)		1,254,006	97,914	1,351,920
Services provided by third-parties		1,340,718	42,158	1,382,876
Purchase of goods		631,953	-	631,953
Other management charges (ii)		365,140	9,580	374,720
Impairment of accounts receivable (iii)		174,083	24	174,107
Amortization	16	99,210	2,825	102,035
Depreciation (iv)	15	72,421	2,567	74,988
Taxes		16,479	261	16,740
Impairment of property, plant and equipment		3,483	7,269	10,752
		3,957,493	162,598	4,120,091

(i)	For the years ended December 31, salaries, wages and fringe benefits comprises the following:

In thousands of soles	Note	2020	2021	2022

Salaries		756,873	1,068,013	1,056,969
Legal bonuses		85,010	96,612	87,357
Social contributions		57,225	75,395	73,371
Employee’s severance indemnities		55,523	66,827	58,072
Vacations		39,499	49,409	47,331
Workers’ profit sharing (*)		2,170	8,888	6,700
Indemnities Payable		5,430	9,322	6,436
Per diem		7,498	6,096	3,334
Others		13,080	14,472	12,350
		1,022,308	1,395,034	1,351,920

(*)	The average number of employees of the Corporation during 2021 and 2022 was 18,028 and 16,211, respectively.

The distribution of workers’ profit sharing in the consolidated statements of profit or loss for the years ended December 31 is shown below:

In thousands of soles	2020	2021	2022
Cost of sales of goods and services	2,147	7,650	6,382
Administrative expenses	23	1,238	318
	2,170	8,888	6,700

(ii)	The increase in 2022 is of S/138 millons mainly due to: a) results of arbitration processes in the subsidiary Cumbra Peru S.A. for S/41.6 million (S/38.1 million with Empresa de Generacion Electrica Machupichu S.A, S/2.8 million with SEDAPAL S.A., and S/0.7 million with the Irrigation Subsectoral Program - PSI, as indicated in (Note 20.c) b) in the subsidiary Unna Energia S.A. for S/85.2 million as a consequence of the increase in the royalty rate in accordance with the license contracts of lots III and IV, resulting from the 17% increase in oil production and the 36% increase in the price. In 2022 production was 225.6 thousand barrels at an average price per barrel of US$93.24 (In 2021 production was 192.4 thousand barrels at an average price per barrel of US$68.73).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(iii)	For the years ended December 31, impairment of accounts receivable and other accounts receivables include the following:

In thousands of soles	Note	2020	2021	2022
Trade accounts receivables	10(d)	19,772	1,061	54,766
Other accounts receivable	12	12,318	1,177	119,299
Accounts receivable from related parties and joint operators		129	7,184	42
		32,219	9,422	174,107

(iv)	For the years ended December 31, depreciation comprises the following:

		Cost of goods	Administrative
In thousands of soles	Note	and services	expenses	Total
2020
Property, plant and equipment	15.B	66,479	5,432	71,911
Right-of-use assets	15.C	10,840	961	11,801
Investment property	15.A	2,413	-	2,413
		79,732	6,393	86,125
2021
Property, plant and equipment	15.B	60,230	4,610	64,840
Right-of-use assets	15.C	17,517	815	18,332
Investment property	15.A	4,316	-	4,316
		82,063	5,425	87,488
2022
Property, plant and equipment	15.B	50,981	1,327	52,308
Right-of-use assets	15.C	17,469	1,240	18,709
Investment property	15.A	3,971	-	3,971
		72,421	2,567	74,988

26. Finance Income and Expenses – Interest for Present Value of Financial Assets or Liabilities

A. Finance Income and Expenses

For the years ended December 31, these items include the following:

In thousands of soles	2020	2021	2022
Financial income:
Interest on short-term bank deposits	2,353	959	12,894
Business interests	191	438	856
Interest on loans to third parties	863	442	127
Others	3,175	807	1,577
	6,582	2,646	15,454

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

	2020	2021	2022
Financial expenses:
Interest expense on:
- Bank loans	58,548	55,290	64,010
- Bonds	26,771	36,830	34,844
- Loans from third parties	12,612	12,642	6,345
- Financial lease right-of-use	4,259	3,982	4,505
- Financial lease	1,187	862	474
Commissions and collaterals	28,083	23,034	22,389
Interest from Tax Administration	4,827	14,236	16,326
Exchange difference loss, net	3,766	47,211	269
Factoring expenses	722	93	1,973
Other financial expenses	1,028	2,235	5,339
	141,803	196,415	156,474

B. Interests for present value of financial assets or liabilities

In thousands of soles	2020	2021	2022
Interest income for present value of financial asset or liability (a)	32,734	3,127	13,299
Interest expenses for present value of financial asset or liability (b)	(4,552)	(66,159)	(99,313)
	28,182	(63,032)	(86,014)

a.	In 2022, corresponds mainly to the adjustment of the account receivable of the subsidiary Viva Negocio Inmobiliario S.A. for the present value of the receivable from the Ministry of Housing, Construction and Sanitation of the Ancon Project for S/8 million at a discount rate of 7.99%. (S/ 1.7 million at a discount rate of 8% as of December 31, 2021). In 2020 corresponds to the present value adjustment of the account receivable from Gasoducto Sur Peruano S.A. for S/22.9 million, due to the variation in the discount rate applied, which decreased from 2.48% to 1.65% in 2020.

b.	Mainly correspond to:

(i) Adjustment to the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/72.2 million, due to the variation in the discount rate applied, which increased from 2.73% to 5.86% (S/32.8 million due to an increase in the rate from 1.65% to 2.73% as of December 31, 2021).

(ii) Adjustment to the fair value of the BCI loan in Inversiones en Autopistas S.A. for S/16.6 million due to the variation of the discount rate applied, which increased from 8.39% to 9.97% (S/12.4 million for rate increase from 6.45% to 8.39% as of December 31, 2021).

(iii) Present value of the account receivable from Inversiones Majes S.A. in Viva Negocio Inmobiliario S.A. for S/5 million at an applied discount rate of 8%.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

27. Other Income and Expenses

For the years ended December 31, these items include the following:

In thousands of soles	2020	2021	2022
Other income:
Sale of assets	9,118	9,618	11,274
Supplier debt forgiveness	14,545	-	5,244
Penalty income	1,168	1,883	4,715
Change in contract of the call option (a)	-	70,322	3,706
Recovery of provisions and impairments	6,501	6,070	2,067
Insurance compensation	156	3,728	209
Others	4,072	5,593	8,024
	35,560	97,214	35,239
Other expenses:
Civil compensation recognized from the Agreement (Note 21.a)	64,571	-	258,267
Administrative sanctions and legal processes (b)	34,242	61,252	18,265
Net cost of fixed assets disposal	6,478	7,794	8,137
Asset impairment (c)	103,074	20,371	26,211
Disposal of property, plant and equipment	501	3,764	4,137
Renegotiation of contract with suppliers	4,889	176	6,356
Valuation of well abandonment	2,438	7,211	-
Others	549	1,123	4,480
	216,742	101,691	325,853
Other income and expenses	(181,182)	(4,477)	(290,614)

(a)	As of December 31, 2021, the subsidiary Cumbra Peru S.A. renegotiated the terms of the put option arrangement signed with the minor shareholder Morelco S.A.S. at the acquisition of asset. This renegotiation ended with the signature of a new acquisition agreement for US$15.4 million, superseding the original put option arrangement. Therefore, the Company recognized S/70.3 million in “Other income – Change in contract of the call option” in 2021. Also, there was a prepayment discount of S/3.7 million in 2022. (Note 20.i).

(b)	As of December 31, 2022, it corresponds to: i) Penalty imposed by INDECOPI´s Technical Secretariat for S/0.3 million. ii) Income tax penalties for S/13.1 million, AENZA S.A.A. for S/1 million, Cumbra Peru S.A. for S/7.4 million and Cumbra Ingenieria S.A. for S/4.7 million. iii) Penalty imposed by OSITRAN on Tren Urbano de Lima S.A. for S/3.2 million, iv). Provision of labor proceedings of subsidiary Red Vial 5 S.A. amounting to S/ 1.6 million. As of December 31, 2021, it mainly corresponds to the penalty imposed by INDECOPI’s Technical Secretariat to Cumbra Peru S.A. for S/28.1 million and Unna Transporte S.A.C. for S/2.4 million (Note 21.a); additionally, income tax penalties in AENZA S.A.A. for S/18.2 million, Cumbra Peru S.A. for S/9.5 million and Cumbra Ingenieria S.A. for S/0.9 million. In 2020, exposure of the fine by the Technical Secretariat of INDECOPI of the subsidiary Cumbra Peru for S/24.5 million and other minor proceedings for S/9.7 million.

(c)	As of December 31, 2022, it corresponds to the impairment of investments of AENZA S.A.A. for S/14.8 million (Note 14.i), impairment of other accounts receivable of Viva Negocio Inmobiliario S.A.C. for S/8.1 million, related to Consorcio Panorama (Note 12), impairment of intangible assets for S/3.1 million corresponds to the subsidiary Cumbra Peru S.A. for S/2.6 million (Vial y Vives - DSD S.A. trademark) and AENZA S.A.A. for S/0.5 million, others minor for S/ 0.2 million. As of December 31, 2021, it corresponds to the impairment of other accounts receivable for S/19.9 million, as a consequence of the financial obligation assumed by AENZA S.A.A. in favor of Adexus S.A.

In 2020, corresponds to: i) impairment of other accounts receivable generated by the subsidiary Concesionaria Via Expresa Sur S.A. for S/55.8 million, as a consequence of the new estimates of the Company on the recovery of the investment it maintains in the project; ii) impairment of other accounts receivable of CAM Holding S.p.A. for S/12.5 million for claims accepted against the guarantee account; iii) impairment of trade receivables generated by the subsidiary Unna Transporte S.A.C. for S/33.7 million to the Regional Government of Cusco iv) other minor for S/0.5 million of other receivables and S/0.5 million of trade receivables.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

28. Tax Situation

A.	According to current provisions legally in force for Peru, Chile, and Colombia, each company of the Corporation is individually subject to the applicable taxes. The Management considers that it has calculated the income tax base according to the current tax provisions legally in force for every country.

The Company and subsidiaries are subject to Peruvian tax regime. As of December 31, 2021 and 2022, the Corporate Income Tax rate in Peru is calculated on the basis of the net taxable income determined by the Company at a rate of 29.5% and the Income tax rate applicable to the distribution of dividends and any other form of profit distribution is 5%.

B.	In accordance with current Peruvian tax legislation, non-domiciled individuals only pay taxes for its Peruvian source income. Thus, in general terms, revenues obtained by non-domiciled individuals from the services rendered in the country shall be subject to a 30% Income Tax on gross income; provided that no double tax treaties are applicable. Currently, Peru has entered into double tax treaties with the Andean Community, Chile, Canada, Brazil, Portugal, Switzerland, Mexico, and South Korea.

Concerning the technical assistance or digital services rendered by non-domiciled individuals to domiciled individuals, regardless of the place where the service is rendered, they shall be subject to a 15% and 30% income tax rate on gross income, respectively. Technical assistance will be subject to a 15% rate, provided that Income Tax Law requirements are met. As stated in the foregoing paragraph, the withholding rate may vary in these cases or withholding may not be applicable based on the provisions set forth in a double tax treaty.

C.	Changes in the Income Tax Law in Colombia

Since 2021, several regulations have been published regarding income tax applicable to subsidiaries domiciled in Colombia:

a)	Law 2155 of Social Investment, whose amendments are effective as of 2022.

●	Increase of the income tax rate for legal entities to 35% as from 2022.

●	Discount of the Industry and Trade Tax (ICA) of 50% plus the tax for notices and boards paid during the taxable year. Effective only until fiscal year 2022.

●	Tax standardization: this tax is created as an additional tax on income, being the generating fact the omission of assets or declaring nonexistent liabilities. The rate of this new tax will be 17% and the taxable base will be the one established in section 2 of the social investment law. The standardization tax is not a deductible expense for the calculation of income tax.

●	Audit benefit: the term for the DIAN (Colombian tax authorities) to examine the years 2022 and 2023 income tax returns is extended, being the definitive terms 6 and 12 months. This benefit does not apply to companies with a tax of less than 71 UVT (tax value unit) or that have tax benefits due to their location in a specific geographical area.

b)	Law 2277 of Tax Reform for Equality and Social Justice, whose changes are in force since 2023.

●	New Minimum Tax The taxpayer and/or the business group to which it belongs must calculate an effective rate (adjusted income tax/debugged profit) which may not be less than 15%.

●	Limit of 3% of the taxable income for the addition of some non-taxable income, special deductions, exempt income and tax discounts.

●	For foreign companies and entities and non-domiciled individuals, the withholding rate increases for dividends from profits that have been considered as revenue not constituting income or occasional gain. In this case, the withholding rate would be 20% (10% in force until 2022).

●	The occasional income tax rate is set at 15% (10% effective until 2022)

D.	Tax Loss carryforward

In Peru the tax loss regime regulated by Section 50° of the Income Tax Law establishes two systems for offsetting tax losses:

Offsetting the loss with the net corporate income obtained during the four years following the period of its generation, year after year, until the amount disappears (A System). The uncompensated balance after such term may not be offset in the following periods.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Offsetting the loss with 50% of net corporate income obtained during the immediately following periods, year after year, until the amount disappears (B System).

By means of Legislative Decree 1481, published on May 8, 2020, exceptionally, the loss carryforward period under System A of loss offsetting, only for the total net corporate loss of Peruvian source obtained in the taxable year 2020, will be five (5) years.

In Chile, tax losses are set off against future taxable income with no expiration limit.

As of December 31, 2022, the total tax loss amounts to S/616 million (as of December 31, 2021, a total of S/639 million) and is composed as follows:

		Tax loss
		aplication			Application	Statute of
	Tax loss	method	2023	2024	Forward	limitations
Cumbra Peru S.A.	316,986	B	28,139	26,467	262,380	-
Vial y Vives - DSD S.A.	212,369	No aplica	-	22,047	190,322	-
Unna Energia S.A.	38,242	A	30,255	7,987	-	2,026
AENZA S.A.A.	22,237	B	22,237	-	-	-
Transportadora de Gas Natural Comprimido Andino S.A.C.	15,532	B	350	375	14,807	-
Carretera Andina del Sur S.A.C.	9,025	B	239	471	8,315	-
Consorcio Constructor Chavimochic	1,518	B	1,518	-	-	-
	615,909		82,738	57,347	475,824

E.	The income tax shown in the consolidated statement of profit or loss comprises the following:

In thousands of soles	Note	2020	2021	2022
Current income tax		53,852	113,000	127,952
Deferred income tax	23	320	(66,595)	3,394
Income tax		54,172	46,405	131,346

F.	The Corporation’s income tax differs from the theoretical amount that would result from applying the Corporation entities’ weighted average income tax rate applicable to consolidated pretax income as follows:

In thousands of soles	2020	2021	2022
Loss before income tax	(144,082)	(28,637)	(230,708)

Income tax by applying local applicable tax rates on profit generated in the respective countries	(43,830)	(7,879)	(68,537)
Tax effect on:
- Non-deductible expenses	47,761	33,489	143,627
- Change in prior years estimations	2,213	8,492	26,486
- Unrecognized deferred income tax asset	24,930	1,459	26,518
- Provision of tax contingencies	(3,421)	14,240	3,631
- Equity method (profit) loss	(227)	254	350
- Non-taxable income	(22)	(57)	(914)
- Others	(736)	(3,593)	185
Income tax	54,172	46,405	131,346

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

G.	The theoretical tax disclosed results from applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Corporation is domiciled. In this regard, companies domiciled in Peru, Chile, and Colombia applied in 2022 income tax rates of 29.5%, 27%, and 35% respectively (29.5%, 27%, and 31% in 2021). Red Vial 5 S.A., Tren Urbano de Lima S.A., Concesionaria Via Expresa Sur S.A., and Unna Energia S.A. (Lots III and IV) have legal stability agreements signed with the Peruvian Government in force during the term of the associated concessions. Therefore, the consolidated theoretical amount is obtained from weighting the profit or loss before income tax and the applicable income tax rate.

		Profit/Loss
	Applicable	before
	Tax	Income	Income
	Rates	Tax	Tax
In thousands of soles	(A)	(B)	(A)*(B)
Country
2020
Peru	29.50%	(130,909)	(38,612)
Peru - Red Vial 5 S.A.	27.00%	(2,029)	(548)
Peru - Tren Urbano de Lima S.A.	30.00%	87,521	26,256
Peru - Via Expresa Sur S.A.	30.00%	(53,697)	(16,109)
Peru - Unna Energia S.A.	29.00%	(1,930)	(540)
Chile	27.00%	5,401	1,458
Colombia	32.00%	(11,178)	(3,577)
Bolivia	25.00%	(13)	(3)
México	30.00%	(1,283)	(385)
Unrealized gains		(3,095)	(2,073)
		(111,212)	(34,133)

		Profit/Loss
	Applicable	before
	Tax	Income	Income
	Rates	Tax	Tax
In thousands of soles	(A)	(B)	(A)*(B)
Country
2021
Peru	29.50%	(58,347)	(17,213)
Peru - Red Vial 5 S.A.	27.00%	40,473	10,928
Peru - Tren Urbano de Lima S.A.	30.00%	61,484	18,445
Peru - Via Expresa Sur S.A.	30.00%	(3,804)	(1,141)
Peru - Unna Energia S.A.	29.00%	24,699	6,916
Chile	27.00%	(71,692)	(19,357)
Colombia	31.00%	1,040	322
Bolivia	25.00%	59	15
México	30.00%	(288)	(86)
Unrealized gains		(22,261)	(6,708)
		(28,637)	(7,879)

		Profit/Loss
	Applicable	before
	Tax	Income	Income
	Rates	Tax	Tax
In thousands of soles	(A)	(B)	(A)*(B)
Country
2022
Peru	29.50%	(353,545)	(104,295)
Peru - Red Vial 5 S.A.	27.00%	58,381	15,763
Peru - Tren Urbano de Lima S.A.	30.00%	101,086	30,326
Peru - Via Expresa Sur S.A.	30.00%	(118)	(35)
Peru - Unna Energia S.A.	29.00%	51,884	14,528
Chile	27.00%	(43,924)	(11,859)
Colombia	35.00%	2,685	940
Bolivia	25.00%	(158)	(40)
México	30.00%	53	16
Unrealized gains		(47,052)	(13,881)
		(230,708)	(68,537)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

H.	Income Tax Assessment

Peruvian Tax Authorities are entitled to examine and, if applicable, to correct the income tax calculated by the Company within the four years following the year of tax return filing, counted as from January 1 of the year after the filling of the corresponding tax return (years open to audit). Tax returns for years 2018 through 2022 are open for examination. Management considers that no significant liabilities will arise as a result of these income tax assessments. In addition, tax returns for years 2019 through 2022 are pending examination by the Chilean tax authorities, who are entitled to conduct examinations within a period of three years from the date of presentation of the respective tax returns. Likewise, in Colombia, tax returns for years 2020, 2021, and 2022 are pending examination by the Colombian tax authorities, who are entitled to conduct examinations within a period of two ears from the date of presentation of the respective tax return.

In addition, the declaration of National Emergency issued by government by means of Executive Order 044-2020-PCM and its amendments, suspended the term for limitations of the Tax Administration’s auditing from March 16, 2020 to June 10, 2020, i.e., for a period of eighty seven (87) calendar days.

Due to possible varied interpretations of the current legal regulations by the Tax Authorities, it is not possible to determine, to date, whether a future tax audit will result or not in liabilities for the Company; therefore, any difference that might arise from eventual tax audits would be applied to profit or loss for the period in which it is determined.

I.	Uncertainty over income tax treatments

The Corporation has performed an assessment of uncertain tax treatment positions in accordance with IFRIC 23 and determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments will be accepted by the tax authorities. The Interpretation had no impact on the Corporation’s consolidated financial statements as of December 31, 2021 and 2022.

J.	Temporary Tax on Net Assets (ITAN)

It is applicable to the Corporate Income, whose taxable base is constituted by the adjusted net assets at the end of the fiscal year prior to payment, after deducting depreciation, amortization, legal reserve, and specific provisions for credit risk. The tax rate is 0.4% for year 2021 and 2022 and is applied to the amount of net assets exceeding S/1 million. It may be paid in cash or in nine consecutive monthly installments. The paid amount may be used as a credit against payments on account of General Regime of Income Tax for taxable periods from March to December of the fiscal period for which the tax was paid until maturity date of each of the payments on account, and against the payment for regularization of income tax of the corresponding taxable period. In the event a remaining balance is not applied, its refund could be requested. The Corporation has determined that its Temporary Tax on Net Assets in 2022 amounts to S/21.5 million (S/21.8 million in 2021).

K.	Tax on financial transactions

Tax on Financial Transactions (ITF) for the periods 2021 and 2022 was fixed at the rate of 0.005%. This tax is applied on debits and credits in bank accounts or movements of funds made through the financial system, unless the account is tax-exempt.

L.	Transfer pricing

For Income Tax determination purposes, transfer pricing for transactions carried out with related parties and with companies domiciled in territories with low or null taxation, shall be supported with documentation and information about the valuation methods used, and the criteria considered for pricing. Until fiscal year 2016, it was mandatory to submit a Transfer Pricing Sworn Statement and a Technical Study.

By means of Legislative Decree 1312, published on December 31, 2016 and effective January 1, 2017, the following formal obligations were established to replace the former ones: (i) presentation of a Local File (subject to materialization limits); (ii) presentation of a Master File (subject to materialization limits), and (iii) presentation of a Country-by-Country Reporting. The presentation of the Master File and the Country-by-country reporting will become obligatory from 2018 onwards.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

In addition, the Decree 1312 also established that intra-group services with low added value shall not have a margin greater than 5% of their costs. Concerning the services rendered among related parties, taxpayers shall comply with the benefit test and provide the documentation and information under specific conditions for the deduction of costs or expenses.

Based on the analysis of operations of the Company, the Management and its legal advisors consider that, as a consequence of the application of these provisions, no material contingencies will arise as of December 31, 2021 and 2022.

M.	The current income tax payable – after applying the corresponding tax credits – maturing on the first week of April of the following year, mainly include the following:

■	Viva Negocio Inmobiliario S.A.C.	S/40.5 million in 2022 (S/0.7 million in 2021)

■	Tren Urbano de Lima S.A.	S/3.3 million in 2022

■	Red Vial 5 S.A.	S/13.9 million in 2021

■	Unna Energia S.A.	S/14.1 million in 2021

N.	Major amendments to Peruvian tax laws effective from January 1, 2021

i.	Accrual accounting concept

Legislative Decree 1425 introduced the definition of “legal accrual” for income tax purposes, applicable from 2019, stating that: a) income from transfer of goods occurs when i) control has been transferred (in accordance with IFRS 15); or ii) risk has been transferred to the acquirer (Risk Theory set out in the Civil Code), whichever occurs first; and b) income from service rendering occurs when realization level of the rendered service has been established.

The new legal accrual concept is applicable to lessees for determining the tax treatment of the expense associated with lease agreements regulated by IFRS 16 (e.g. operating leases for tax purposes).

The concept serving as comment will not be applicable for those entities accruing income or expenses for Income Tax in accordance with tax provisions establishing a special (sectorial) regime of accrual.

ii.	Deduction of expenses or costs incurred in transactions with non-domiciled parties

Legislative Decree 1369 requires that costs and/or expenses (including outbound interest) incurred with non-domiciled individuals must be paid effectively to be deducted in the year they were incurred. Otherwise, their impact on the determination of net income will be deferred to the year in which they are actually paid and the corresponding withholding will be applied.

This regulation eliminated the obligation to pay the amount equivalent to the withholding on the amount recorded as cost and/or expense.

iii.	Indirect loan

As from January 1, 2019, under certain requirements, domiciled entities receiving foreign inbound dividends may deduct as direct loan the income tax that would have been levied on the foreign dividends and the corporate income tax (indirect loan) paid by the tier 1 and tier 2 non-domiciled entity (provided they are in the same jurisdiction) that would have been applied to distribute the dividends from abroad.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

iv.	Measures to implement the General Anti-avoidance Rule provided in the regulation XVI of Tax Code

Legislative Decree 1422 set up the procedure to implement the General Anti-avoidance Rule, mainly stating that: (i) it is applicable only in final audit procedures in which acts, events or situations that occurred since July 19, 2012, are reviewed; (ii) it is applicable only if there is a favorable opinion from a review committee composed of Tax Authorities’ officers (said opinion is not appealable); and (iv) final audit procedures, in which the General Anti-avoidance Rule is applicable, are not subject to the one (1) year term to request information from the audited parties.

On May 6, 2019, Executive Order 145-2019-EF was published in the Official Gazette El Peruano. This Decree approves the substantive and formal parameters for the application of the general anti-avoidance rule contained in Rule XVI of the Tax Code., thus, complying with the requirement to release the suspension established by Law 30230 for the application of said rule. Likewise, SUNAT Audit Procedure Regulations have been adapted for this purpose.

By means of Resolution 000184-2021/SUNAT, published on December 13, 2021, the members of the Review Committee of SUNAT referred to in Article 62-C of the Sole Ordered Text of the Tax Code were appointed, which states that when applying the Anti-avoidance Rule in an audit procedure, a report must be sent together with the audit file to the Review Committee.

v.	Joint and several liability of legal representatives and Directors

Legislative Decree 1422 establishes that from September 14, 2018, when an audited individual is subject to the General Anti-Avoidance Rule, there is joint and several liability of legal representatives due to fraud, gross negligence, or misuse of powers, unless proven otherwise. The aforementioned joint and several liability shall be attributed to said representatives provided that they collaborated in the design, approval or execution of the acts, situations or business relationships with an avoidance purpose.

This regulation also applies to the members of the Board of Directors, indicating that they shall establish a tax strategy for the companies in which they act as directors, having to decide whether or not to approve the acts, situations or business relationships to be carried out within the framework of tax planning; they shall not delegate such responsibility.

Lastly, the members of the domiciled companies’ Board of Directors were granted a term, with maturity on March 29, 2019, to verify or modify the acts, situations or business relationships carried out within the tax planning and implemented as of September 14, 2018, that continue having tax effect to date.

Considering the maximum term established for compliance with said formal obligation, the aforementioned joint and several liability attributable to legal representatives and directors, and the absence of a definition of ‘tax planning’, it will be crucial to review any act, situation or economic relation that has: (i) increased tax allocation; and/or (ii) generated a lower payment of taxes for the aforementioned periods, in order to avoid the attribution of joint and several liability, both administratively and punitively, depending on the supervisory agent criterion. The latter, in case the company to be audited by the Tax Authorities is subject to the General Anti-Avoidance Rule.

vi.	Information related to ultimate beneficiaries

In line with the regulations to strengthen the fight against tax evasion and avoidance, as well as against money laundering and terrorism financing, as from August 3, 2018, provisions introduced by Legislative Decree 1372 are currently in force. The aforementioned decree requires the presentation of information related to ultimate beneficiaries to the competent authorities by means of a sworn statement of the ultimate beneficiaries. Said statement shall disclose the names of the natural persons that effectively retain ownership or control. Accordingly, it is mandatory to report the following information: (i) identification of the ultimate beneficiary; (ii) chain of title with its respective supporting documents; and (iii) identification of third parties that have said information, if applicable. It is also noted that the information related to the identification of the ultimate beneficiaries of legal persons and legal entities that will be provided to the competent authorities within the framework of these rules does not constitute a violation of professional secrecy nor is it subject to the restrictions on disclosure of information derived from confidentiality imposed by contract or by any legal or regulatory provision.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Likewise, by means of Superintendence Resolution 041-2022/SUNAT, effective as of March 25, 2022, the new parties obliged to file the sworn statement of the ultimate beneficiaries for fiscal years 2022 and 2023 (provided that they have not filed any in December 2019) were established.

The legal entities were obliged to file the sworn statement of the ultimate beneficiaries in accordance with the maturity schedule for monthly obligations for the period December 2022; however, by means of Superintendence Resolution 000278-2022/SUNAT, such due date was postponed until the period December 2023.

It should be taken into consideration that, if the sworn informative statement containing the information related to the ultimate beneficiaries is not filed, the legal representatives of the entity that failed to file such statement will be jointly and severally liable.

vii.	Indirect Transfer of Shares

Since January 1, 2019, an anti-avoidance measure has been applied to prevent the split of operations, which allows indirect transfer of shares of companies domiciled in Peru.

It is indicated that in order to establish whether in a twelve-month period the transfer of 10% or more of the capital of the Peruvian company has been complied with, the transfers made by the subject under analysis are considered, as well as those made to its related parties, whether they are executed through one or several simultaneous or successive operations. The relationship shall be established in accordance with provisions of article 32-A (b) of the Income Tax Law.

In addition, regardless of compliance with the provisions of the Income Tax Law, an indirect taxable transfer shall always be established when, over any period of 12 months, the total amount of transferred shares of the Peruvian legal person is equal to or greater than forty thousand (40,000) UIT.

Likewise, when the transferor is a non-domiciled legal person that has a branch office or any permanent establishment in Peru with allocated equity, the latter is considered a jointly liable party. Thus, the latter is required to provide information, among other, regarding the transferred shares or interest of the non-domiciled legal person.

viii.	Thin Capitalization

Beginning January 1, 2021, finance cost will be deductible up to 30% of the tax-EBITDA (Net Income – Loss Offsetting + Net Interest + Depreciation + Amortization) of the prior period. There are some exemptions regarding this 30% limit for banks, taxpayers whose income is lower than 2,500 UIT (tax units), infrastructure, public services, among others.

Executive Order 402-2021, published on December 30, effective as of December 31, 2021, amended the Income Tax Law Regulation that regulates the calculation of the tax EBITDA for purposes of the debt interest limit.

For 2019 and 2020 periods, the finance cost generated by indebtedness of independent and related parties is subject to thin capitalization limit of 3:1 debt-to-equity ratio, which is calculated at the end of the prior period.

ix.	Other relevant changes

Within the framework of the delegation of powers to legislate on tax, fiscal, financial and economic reactivation matters, given to the Executive Branch (Law 31380), on December 30, 2021, the first tax regulations were published, among which the tax benefits approved for the Aquaculture and Forestry sector, the standardization of the cost for access to tax stability and the extension of the VAT exemptions stand out.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

They extend the validity of some exonerations and tax benefits, specifically the following:

●	The exemptions contained in Appendices I and II of the Sales Tax Law were extended until December 31, 2025. Consequently, the sale of staple foods and basic services such as public transportation, among others, will not be levied with sales tax. Link to the regulation of comment: Law 31651

●	The issuance of electronic money will not be levied with sales tax until December 31, 2024. Link to the regulation of comment: Legislative Decree 1519

●	The refund of taxes levied on acquisitions with donations from abroad and imports from diplomatic missions is allowed until December 31, 2024: Link to the regulation of comment: Legislative Decree 1519

In addition, Executive Order 1516, published on December 30, 2021, and in force as from December 31, 2021, established the standardization of the cost for access to the stability provided for in the Legal Stability Agreements under Legislative Decrees 662 and 757. Accordingly, such decree has modified Article 1 of Law 27342 that regulates such agreements. Therefore, receiving companies signing with the government stabilizes the Income Tax to be applied according to the regulations in force at the time of the subscription of the corresponding agreement, being applicable the current rate referred to in the first paragraph of Article 55 of the Income Tax Law at that time plus 2 (two) percentage points.

Likewise, Legislative Decree 1529, effective beginning on April 1, 2022, amended Law 28194 “Law for the Fight against Evasion and for the Formalization of the Economy”, regarding the cases in which means of payment must be used; the amount from which it is obligatory to use means of payment, and the obligation to report to the Tax Authority about payments made to third parties other than the creditor.

29. Other comprehensive Income

The analysis of this movement is shown below:

			Exchange
	Foreign	Increase in	difference from net
	currency	fair value of	investment
	translations	available-for	in a foreign
	adjustment	sale assets	operation	Total
As of January 1, 2020	(69,282)	7,461	(9,954)	(71,775)
(Charge) credit for the year	8,158	-	708	8,866
As of December 31, 2020	(61,124)	7,461	(9,246)	(62,909)
As of January 1, 2021	(61,124)	7,461	(9,246)	(62,909)
(Charge) credit for the year	(5,230)	-	(425)	(5,655)
As of December 31, 2021	(66,354)	7,461	(9,671)	(68,564)
(Charge) credit for the year	(20,814)	(7,461)	(287)	(28,562)
As of December 31, 2022	(87,168)	-	(9,958)	(97,126)

The foregoing amounts only represent the amounts attributable to the Company’s controlling interest, net of tax. The table below shows the movement in other comprehensive income per year:

In thousands of soles	2020	2021	2022
Controlling interest	-	(5,655)	(28,562)
Non-controlling interest	218	218	(99)
Total value in OCI	218	(5,437)	(28,661)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

30. Contingencies, Commitments, and Warranties

In the opinion of Management and its legal advisors, the provisions registered mainly for lawsuits (civil, tax, labor claims, administrative proceedings, and contentious-administrative proceedings) are sufficient to cover the results of these probable contingencies (Note 21), generating probable contingencies for S/ 390.1 million (S/387.8 million as of December 31, 2021).

A. Tax contingencies

As of December 31, 2022, the Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/311 million (S/303.1 million as of December 31, 2021), according to the following details:

Appeal process before Tax Court totaling S/256 million (AENZA S.A.A.’s income tax return for years 2013, 2014, and 2015 amounting to S/124.1 million; Cumbra Peru S.A.’s income tax return for years 2012 and 2014 amounting to S/106.4 million; Consorcio Constructor Ductos del Sur’s income tax return for year 2014 amounting to S/10.8 million; Consorcio Constructor Chavimochic’s income tax return for years 2014, 2015, and 2016 amounting to S/9 million; Cumbra Ingenieria S.A.’s income tax return for years 2013 and 2016 amounting to S/3.3 million; Viva Negocio Inmobiliario S.A.C.’s income tax return for year 2009 amounting to S/1.6 million; and Unna Transporte S.A.C.’s income tax and sales tax returns for year 2015 amounting to S/0.8 million).

Claim process before SUNAT totaling S/55 million (examination of AENZA S.A.A.’s tax returns for year 2016 for S/35.3 million; Cumbra Ingenieria S.A.’s tax returns for years 2014 and 2015 for S/18.4 million; and Cumbra Peru S.A.’s tax return for year 2016 for S/1.3 million.

As of December 31, 2021 and 2022, in the opinion of the Corporation’s Management, all of the aforementioned processes will be favorable considering their characteristics and the evaluation of its legal advisors.

B. Other contingencies

As of December 31, 2022, the Company considers that the maximum exposure for other contingencies of the Corporation amounts to S/ 79.1 million (S/ 84.7 million and the closure of 2021), according to the following details:

Civil lawsuits, mainly related to indemnities for damages, contract terminations and obligations to pay a sum of money totaling S/ 26.9 million (Cumbra Peru S.A. for S/ 20.1 million, Cumbra Ingenieria S.A. for S/ 3.8 million, Unna Transporte S.A.C. for S/1.9 million, Red Vial 5 S.A. for S/ 0.6 million, Viva Negocio Inmobiliario S.A.C. for S/ 0.3 million, and Morelco S.A.S. for S/0.2 million).

Labor proceedings amounting to S/ 22.2 million (Morelco S.A.S. for S/ 19 million, Unna Energia S.A. for S/ 1.6 million, Unna Transporte S.A.C for S/ 1.2 million, and Cumbra Peru S.A, for S/ 0.3 million, and Viva Negocio Inmobiliario S.A.C. for S/ 0.1 million).

Contentious-administrative proceedings for S/ 15.3 million (Unna Energia S.A. for S/ 12.8 million and Morelco S.A.S. for S/ 2.5 million).

Administrative proceedings for S/ 14.7 million (Tren Urbano de Lima S.A. for S/ 4.8 million, AENZA S.A.A. for S/ 3.5 million, Cumbra Peru S.A. for S/ 6 million, and Viva Negocio Inmobiliario S.A.C. for S/0.4 million).

C. Letters of guarantee and Guarantors

As of December 31, 2022, the Corporation has different letters of guarantee and guarantors in force in various financial entities ensuring operations for US$ 574.6 million (US$ 471.9 million as of December 31, 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

31. Non-controlling Interest

The following table summarizes the information relating to each of the Corporation´s subsidiaries that has material non-controlling interests, before any intra-group eliminations.

At December 31, 2021

In thousands of soles	VIVA Negocio Inmobiliario S.A.C. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
Percentage of non-controlling interest	43.78%	33.00%	25.00%	10.59%	5.00%	0.61%	53.45%
Current assets	493,385	104,292	344,799	153,193	259,812	1,310,936	301
Non-current assets	111,528	368,258	669,898	13,061	516,390	910,564	13,369
Current liabilities	(211,581)	(82,915)	(106,467)	(124,543)	(160,173)	(1,539,191)	(316)
Non-current liabilities	(29,742)	(221,274)	(741,202)	(62)	(208,159)	(182,756)	(7,777)
Net assets	363,590	168,361	167,028	41,649	407,870	499,553	5,577
Net assets atributable to non-controlling interest	223,861	55,559	41,757	4,405	29,217	8,764	2,981	(138)	(113,441)	252,965
Revenues	239,391	197,137	348,915	285,920	541,859	2,468,067	-
Profit of the year	12,960	33,783	42,103	10,757	57,796	(92,291)	(76)
Other comprehensive income	-	-	-	(26)	-	(4,246)	-	(1,165)	-	(5,437)
Total comprehensive income for the year	12,960	33,783	42,103	10,731	57,796	(96,537)	(76)
Profit of the year, allocated to non-controlling interest	12,166	11,148	10,526	1,137	6,502	(511)	(41)	(189)	(784)	39,954
Other comprehensive income, allocated to non-controlling interest	-	-	-	-	-	219	-	(1)	-	218
Cash flows from operating activities	94,017	97,450	92,477	10,008	154,344	(79,809)	-
Cash flows from investment activities	1,114	(3,924)	162	29	(67,323)	(28,592)	-
Cash flows from financing activities	(58,834)	(69,914)	(59,212)	(1,921)	(25,313)	22,413	-
Net increase (decrease) in cash and cash equivalents	36,297	23,612	33,427	8,116	61,708	(85,988)	-

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

At December 31, 2022

In thousands of soles	VIVA Negocio Inmobiliario S.A.C and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.61%	53.45%
Current assets	491,076	101,467	350,447	139,450	256,777	1,205,607	301
Non-current assets	181,951	320,589	703,876	10,094	659,686	813,021	13,368
Current liabilities	(252,577)	(71,293)	(118,709)	(115,556)	(206,111)	(1,530,113)	(86)
Non-current liabilities	(10,852)	(183,983)	(699,336)	(2,359)	(260,840)	(151,110)	(7,754)
Net assets	409,598	166,780	236,278	31,629	449,512	337,405	5,829
Net assets atributable to non-controlling interest	131,097	55,037	59,070	3,346	31,541	2,283	3,116	(128)	(860)	284,502
Revenues	367,276	238,043	388,811	224,216	633,792	2,454,982	-
Profit of the year	82,887	44,119	69,250	(10,038)	63,890	(137,455)	-
Other comprehensive income	(7,460)	-	-	(2)	-	(21,626)	-	427	-	(28,661)
Total comprehensive income for the year	75,427	44,119	69,250	(10,040)	63,890	(159,081)	-
Profit of the year, allocated to non-controlling interest	51,793	14,559	17,313	(1,084)	7,090	(714)	135	(375)	380	89,097
Other comprehensive income, allocated to non-controlling interest	-	-	-	2	-	(101)	-	-	-	(99)
Cash flows from operating activities	61,317	79,113	70,345	(23,183)	167,952	(194,356)	-
Cash flows from investment activities	(342)	(4,227)	682	(502)	(202,080)	5,358	-
Cash flows from financing activities	(59,316)	(78,866)	(81,326)	(2,865)	19,515	119,538	-
Net increase (decrease) in cash and cash equivalents	1,659	(3,980)	(10,299)	(26,550)	(14,613)	(69,460)	-

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

32. Dividends

In compliance with certain covenants, the Company will not pay dividends, except for the transactions with non-controlling interests described in Note 34. Certain debt or other contractual obligations may restrict the ability to pay dividends in the future.

Additionally, the Plea Agreement does not permit the distribution of dividends until 40% of the total amount of the committed Civil Compensation described in Note 1.C has been amortized.

For the period ended December 31, 2022, the subsidiaries of the Corporation have declared dividends totaling S/19.8 million to their non-controlling interest parties amount that was fully paid plus S/14.6 million from previous year (during 2021 have declared S/43 million and paid S/26 million).

33. Losses per Share

The basic loss per common share has been calculated by dividing the loss of the year attributable to the Corporate’s common shareholders by the weighted average of the number of common shares outstanding during that year.

For the periods ended December 31, 2020, 2021 and 2022, the basic loss per common share is as follows:

In thousands of soles		2020	2021	2022

Loss attributable to owners of the Company during the period		(241,397)	(141,770)	(451,151)
Weighted average number of shares in issue at S/1.00 each, at December 31,	(*)	871,917,855	871,917,855	1,120,038,177
Basic loss per share (in S/)	(**)	(0.277)	(0.163)	(0.403)
Weighted average number of shares (diluted) in issue at S/1.00 each, at December 31,		-	996,599,218	1,196,979,979
Diluted loss per share (in S/)		-	(0.142)	(0.377)

In thousands of soles		2020	2021	2022

Loss from continuing operations attributable to owners of the Company during the period		(224,472)	(114,996)	(451,151)
Weighted average number of shares in issue at S/1.00 each, at December 31,	(*)	871,917,855	871,917,855	1,120,038,177
Basic loss per share (in S/)	(**)	(0.257)	(0.132)	(0.403)
Weighted average number of shares (diluted) in issue at S/1.00 each, at December 31,		-	996,599,218	1,196,979,979
Diluted loss per share (in S/)		-	(0.115)	(0.377)

(*)	The weight average of the shares in 2022, considers the bond capitalization effect in common shares issued on August 13th, 2021, performed in two tranches (February 28th and March 31st of 2022), disclosed in note 22.A (weight: 59 days with 140,940,146 shares, 31 days with 77,263,799 shares and 275 days with 901,834,231 shares). In addition, the weight average of the shares (diluted) in 2021 considers weight: 225 days with 537,483,609 shares and 140 days with 459,115,608.

(**)	The Corporation does not have common shares with dilutive effects as of December 31, 2021 and 2022.

34. Transactions with Non-controlling Interest

A. Contributions (returns) from non-controlling shareholders

It corresponds to contributions and returns made by the partners of the subsidiary Viva Negocio Inmobiliario S.A.C. for the realization of real estate projects. As of December 31, the balances include:

In thousands of soles	2020	2021	2022
Contributions received	18	182	995
Returns of contributions	(15,743)	(27,286)	(37,874)
Decrease in equity of non controlling parties	(15,725)	(27,104)	(36,879)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

35. Reclassification of Operations of the Subsidiary Adexus S.A. as Discontinued Operations

On November 19, 2019, Adexus S.A. filed a petition for bankruptcy reorganization under Chilean Law 20.720 before the Chilean courts. As a result, the Company impaired the total investment in said subsidiary at the end of 2019. On January 9, 2020, the Company reported that the board of creditors of Adexus S.A. approved with the favorable vote of more than 80% of the pledgees and 85% of the secured creditors, respectively, the judicial reorganization agreement proposed by Adexus S.A. under the reorganization proceeding.

On December 27, 2021, the Company entered into a purchase and sale agreement for its entire interest (representing 100%) in Adexus S.A. The sale price was agreed at US$ 1. On January 5, 2022, the Judicial Court in this case approved the modification of the Judicial Reorganization Agreement filed by Adexus, which allows the transfer of Adexus S.A. shares.

The financial result and cash flow information of the discontinued operation related to Adexus S.A. is shown below:

In thousands of soles	2020	2021
Revenues	167,624	162,967
Operating costs	(157,268)	(157,299)
Gross profit	10,356	5,668

Administrative expenses	(18,896)	(21,698)
Other income and expenses, net	(1,664)	20
Operating loss	(10,204)	(16,010)

Financial expenses	(10,588)	(15,847)
Financial income	104	121
Loss before income tax	(20,688)	(31,736)
Income tax	3,764	4,962
Loss from discontinued operations	(16,924)	(26,774)

Net effect in consolidated	(16,924)	(26,774)

Cash flows relating to the discontinued operations are as follows:

Operating cash flows	27,894	786
Investing cash flows	(3,301)	(3,573)
Financing cash flows	(21,016)	8,449
Net increase generated in subsidiary	3,577	5,662

36. Events After the Consolidated Statements of Financial Position

Between January 1, 2023 and the date of issuance of this report, the following significant event has occurred:

-

On March 3, 2023, The Company has reached an agreement with the Ad Hoc Peruvian Public Prosecutor’s Office to comply with the provisions set forth in the Final Plea Agreement of September 15, 2022, as a condition precedent to its homologation. AENZA S.A.A. awaits the approval of the Agreement by Court.

In addition to this event, no additional material facts or events have occurred that would require adjustments or disclosures in the consolidated financial statements as of December 31, 2022.