Form 20-F
period 2023-12-31
AENZA S.A.A.
filed 2024-05-13
CIK 1572621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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
Tel. 011-51-1-213-0300
relacion.inversionistas@aenza.com.pe
Av. Petit Thouars 4957
Miraflores
Lima 34, Peru

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value s/1.00 per share	AENZAC1	Lima Stock Exchange
American Depositary Shares	N/A*	N/A*

*	On November 27, 2023, we filed a Form 25 with respect to the delisting of our American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”). The delisting became effective on December 7, 2023.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2023	1,371,964,891 shares of common stock

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

ii

Part I. INTRODUCTION

Certain Definitions

All references to “we,” “us,” “our,” “our company,” “the Company,” “the Group,” and “AENZA” in this annual report are to AENZA S.A.A. (formerly, “Graña y Montero S.A.A.”), a publicly-held corporation (sociedad anónima abierta) organized under the laws of the Republic of Peru (“Peru”). In this annual report, we refer to our principal subsidiaries, joint operations, joint ventures and associated companies as follows: (i) in our Infrastructure segment: Red Vial 5 S.A. as “Norvial”; Carretera Andina del Sur S.A. as “Survial”; Carretera Sierra Piura S.A.C as “Canchaque”; Tren Urbano de Lima S.A. (formerly, GyM Ferrovías S.A.) as “Línea 1"; Concesionaria La Chira S.A. as “La Chira”; and UNNA Transporte S.A.C. (formerly Concar S.A.C.) as “UNNA Transporte”; (ii) in our Energy segment: UNNA Energía S.A. (formerly GMP S.A.) as “UNNA Energía”; (iii) in our Real Estate segment: Viva Negocio Inmobiliario S.A. (formerly Viva GyM S.A.) as “Viva” and Inmobiliaria Almonte S.A.C. as “Almonte”; and (iv) in our Engineering and Construction (“E&C”) segment: Cumbra Peru S.A. (formerly GyM S.A.) as “Cumbra Peru”; Vial y Vives—DSD S.A. as “Vial y Vives—DSD”; Cumbra Ingeniería S.A. (formerly GMI S.A.) as “Cumbra Ingeniería”; Morelco S.A.S. as “Morelco”. For more information on our subsidiaries, joint operations, joint ventures or associated companies, see Notes 6A, 6B, 6C, 6D, and 14 to our audited annual consolidated financial statements included in this annual report.

The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; the term “sol” and the symbol “S/" refer to the legal currency of Peru; the term “Chilean peso” and the symbol “CLP” refer to the legal currency of Chile; and the term “Colombian peso” and the symbol “COP” refer to the legal currency of Colombia.

Presentation of Financial Information

Our consolidated financial statements included in this annual report have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our annual consolidated financial statements as of December 31, 2022 and 2023, and for the years ended December 31, 2022 and 2023 have been audited by Emmerich, Córdova y Asociados S. Civil. de R.L. in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our annual consolidated financial statements as of December 31, 2021 and for the year ended December 31, 2021 have been audited by Moore Assurance S.A.S. (a member firm of Moore Global Network Limited) in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We manage our business in four reportable segments: (i) Infrastructure; (ii) Energy; (iii) Real Estate and (iv) E&C. Prior to 2021, our Energy segment was part of our Infrastructure segment; however, during the fourth quarter of 2021, we changed our segment reporting to separately report our Energy business as its own segment. The historical segment financial information included in this annual report has been adjusted accordingly. For information on our results of operations by operating segment, see Note 7 to our audited annual consolidated financial statements included in this annual report.

Non-IFRS Data

In this annual report, we present Adjusted EBITDA, Adjusted EBITDA per Segment, Adjusted EBITDA Margin and Adjusted EBITDA Margin per Segment, as non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present Adjusted EBITDA, Adjusted EBITDA per Segment, Adjusted EBITDA Margin and Adjusted EBITDA Margin per Segment because we believe they provide readers with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses Adjusted EBITDA, Adjusted EBITDA per Segment, Adjusted EBITDA Margin, and Adjusted EBITDA Margin per Segment, among other measures, for internal planning and performance measurement purposes. We believe that Adjusted EBITDA, Adjusted EBITDA per Segment, Adjusted EBITDA Margin and Adjusted EBITDA Margin per Segment are useful in evaluating our operating performance compared to other companies operating in our sectors because the calculation of Adjusted EBITDA generally eliminates the effect of financing and income tax expenses and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. Adjusted EBITDA and Adjusted EBITDA per Segment should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). Adjusted EBITDA, Adjusted EBITDA per Segment, Adjusted EBITDA Margin and Adjusted EBITDA Margin per Segment, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

We define “Adjusted EBITDA” as net (loss) profit plus: financial income and expenses; interests for present value of financial asset or liability; income tax; and depreciation and amortization. We define “Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenues. Also, we define “Adjusted EBITDA per Segment” as net (loss) profit per segment plus: financial income and expenses per segment; interests for present value of financial asset or liability per segment; income tax per segment; and depreciation and amortization per segment. We define “Adjusted EBITDA Margin per Segment” as Adjusted EBITDA per Segment divided by revenues per segment.

Currency Translations

Our consolidated financial statements are prepared in soles. For a description of our translation of amounts in currencies other than soles in our consolidated financial statements, see Note 2.C to our audited annual consolidated financial statements included in this annual report.

We have translated some of the soles amounts contained in this annual report into U.S. dollars and some U.S. dollars amounts contained in this annual report into soles, for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles amounts to U.S. dollars and U.S. dollars amounts into soles was S/3.713 to US$1.00, which was the average sale exchange rate for December 31, 2023, reported by the Peruvian Superintendence of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”). For conversions of macroeconomic indicators (particularly in “Item 5.D. Operating and Financial Review and Prospects—Trend Information” in this annual report), average annual exchange rates for the currencies of each of the countries addressed are used. The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of the reader and should not be construed as implying that the soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Backlog

This annual report includes our backlog (indicative of future revenues expected to be realized in relation to signed contracts) for part of our Infrastructure, Real Estate and E&C reportable segments. We do not include backlog in this annual report in: (i) our Infrastructure segment for our Norvial toll road concession because its revenues from the concession are derived from toll fees charged to vehicles using the highway, and, as a result, such revenues are dependent on vehicular traffic levels; and (ii) our Energy segment because: (a) our revenues from hydrocarbon extraction services are dependent on the amounts of oil and gas we produce and their market prices, which fluctuate significantly; (b) our revenues from our gas processing plant are dependent on the amount of gas we process and market prices for natural gas liquids, which fluctuate significantly; and (c) our revenues from our fuel storage terminal operation partially depend on the volume of fuel stored and dispatched. When we present backlog on a segment basis, we do not include eliminations that are included in our consolidated backlog. Backlog is not a measure defined by IFRS, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. Backlog is not audited. We have revised historical backlog data included in this annual report to exclude the presentation of entities that are presented as discontinued operations. For our definition of backlog, see “Item 4.B. Information on the Company—Business Overview—Backlog.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to our Company—Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.”

Reserves Estimates

This annual report includes our estimates for proved reserves in Block V, where UNNA Energía provided hydrocarbon extraction services until October 2023, and Blocks III and IV, where UNNA Energía extracts hydrocarbon under license agreements with, Perupetro S.A. (“Perupetro”). These reserves estimates were prepared internally by our team of engineers and have not been audited or reviewed by any independent external engineers. For further information on these reserves estimates, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—Additional Risks Related to our Infrastructure Business” and “Item 4.B. Information on the Company—Business Overview—Infrastructure—Principal Infrastructure Lines of Business—Energy—Oil and Gas Production.”

Market Information

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the infrastructure, energy, real estate, and E&C services industries in Peru and elsewhere in Latin America. We have made these estimates on the basis of our management’s knowledge and statistics and other information, which we believe to be the most recently available as of the date of this annual report, from government agencies, industry professional organizations, industry publications and other sources. While we believe these estimates to be accurate as of the date of this annual report, we have not independently verified the data from third-party sources and our internal data has not been verified by any independent source. In this annual report we present gross domestic product (“GDP”) both on a nominal and real basis. Real GDP is nominal GDP adjusted to exclude the effect of inflation. Unless otherwise indicated, references to GDP are to real GDP.

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

Forward-Looking Statements

This annual report contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties, and other factors, including those listed under “Item 3.D. Key Information—Risk Factors,” which may cause our actual results, performance, or achievements to differ materially from the forward-looking statements that we make.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including, among others:

●	the impact on our business reputation from our previous and ongoing association with affiliates of Odebrecht S.A. (“Odebrecht”) in Peru and our alleged participation in what is referred to as the “construction club” in Peru;

●	the effects of our agreement with Peruvian prosecutorial authorities (“Final Agreement on Settlement and Cooperation”), which includes, among other restrictions, significant penalties, admissions of guilt, and temporary ban to some companies of the Group from entering into new contracts with the Peruvian government for a period of two years starting from December 2023;

●	the impact of the terms of Law No. 30,737 (which relates certain payments by entities accused of corruption), on our ability to make payments abroad;

●	our ability to fund our working capital and other obligations, through cash flow from operating activities, financing sources or the sale of assets;

●	our ability to comply with the covenants in our debt instruments or obtain waivers in the event of non-compliance;

●	our ability to obtain financing on favorable terms, or at all, including performance bonds and similar financings required in the ordinary course of our business;

●	our ability to consummate asset sales or other strategic transactions on favorable terms and on a timely basis, or at all;

●	our ability to conclude our Corporate Reorganization (as defined herein), which is subject to certain conditions, including authorizations to be obtained from certain governmental authorities and private parties;

●	our ability to transfer assets to trusts;

●	global macroeconomic conditions, including commodity prices;

●	economic, political and social conditions in the markets in which we operate, including the political disputes between the executive branch and congress in Peru, the appeal of a new constitution in Chile, and the last presidential elections in Colombia;

●	major changes in governmental policies at the national, regional and municipal levels such as in connection with infrastructure concessions, investments in infrastructure and affordable housing subsidies;

●	social conflicts that disrupt infrastructure projects, particularly in the mining sector;

●	interest rate fluctuation, inflation and devaluation or appreciation of the Peruvian sol, or Chilean peso or Colombian peso, in relation to the U.S. dollar (or other currencies in which we receive revenue);

●	our backlog may not be a reliable indicator of future revenues or profit;

●	the cyclical nature of some of our reportable segments;

●	the level of capital investments and financings available for infrastructure projects of the types that we perform, both in the private and public sectors;

●	competition in our markets, both from local and international companies;

●	volatility in global prices of oil and gas, particularly as a result of the ongoing conflicts in the Middle East and Eastern Europe;

●	changes in real estate market prices, customer demand, preference and purchasing power, and financing availability and terms;

●	our ability to obtain zoning and other license requirements for our real estate development;

●	changes in tax, environmental, health and safety, or other laws and regulations;

●	natural disasters, severe weather or other events that may adversely impact our business; and

●	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors” of this annual report.

The forward-looking statements in this annual report represent our expectations and forecasts as of the date of this annual report. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report.

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

Risks Related to Key Developments

●	Our reputation has been adversely affected by criminal investigations and administrative proceedings relating to allegations of past corruption.

●	The non-fulfillment of the obligations of the Final Agreement on Settlement and Cooperation could have a material adverse effect on our business, financial condition, and results of operations.

●	We were in default under certain of our debt instruments in the past, and we cannot assure you that we will not be in default under our debt instruments in the future, or that we will be able to obtain additional waivers in the event of any future defaults.

●	We may not have sufficient cash or access to funding to meet our extraordinary payment obligations.

●	We may be unable to access financing that we need to operate our business on favorable terms or at all.

●	Failure to consumate the Corporate Reorganization may adversely affect the market price of our common shares.

Risks Related to Our Company

●	Global economic conditions could adversely affect our financial performance.

●	We face significant competition in each of our markets.

●	Social conflicts may disrupt infrastructure projects and ongoing operations.

●	Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit.

●	Failure to comply with, or changes in, laws or regulations could have a material adverse effect on our business and financial performance.

Additional Risks Related to our Infrastructure Business

●	Our return on our investment in our concessions may not meet estimated returns.

●	Governmental entities may prematurely terminate our concessions and similar contracts under various circumstances, some of which are beyond our control.

●	We are exposed to risks related to the operation and maintenance of our concessions and similar contracts.

●	We may not be successful in obtaining new concessions.

Additional Risks Related to our Energy Business

●	A substantial or sustained decline in oil prices would adversely affect our financial performance.

●	Our reserves estimates depend on many assumptions that may turn out to be inaccurate and are not subject to review by independent reserve auditors.

●	We may not be able to finance our mandatory capital expenditure requirements in connection with our oil and gas operations and storage and distribution business.

Additional Risks Related to our Real Estate Business

●	We are exposed to risks associated with the development of real estate.

●	Real estate prices may decline.

●	Our business may be adversely affected if we are not able to obtain the necessary licenses and/or authorizations for our developments on a timely basis.

●	We may experience difficulties in finding desirable land and increases in the price of land may increase our cost of sales and decrease our earnings.

●	Changing market conditions may adversely affect our ability to sell home inventories in our land and at expected prices.

Additional Risks Related to our E&C Business

●	We are vulnerable to the cyclical nature of the end-markets we serve.

●	Decreases in capital investments by our clients may adversely affect the demand for our services.

●	Our business may be adversely affected if we incorrectly estimate the costs of our projects.

●	We may have difficulty obtaining performance bonds that we require in the normal course of our operations.

Risks Related to Peru

●	Economic, social and political developments in Peru could adversely affect our business and financial performance.

●	Fluctuations in the value of Peruvian sol could adversely affect financial performance.

●	Inflation could adversely affect our financial performance.

●	Earthquakes, severe weather, and other natural disasters could adversely affect our business and financial performance.

Risks Related to Chile, Colombia, and other Latin American Countries

●	We face risks related to our operations outside of Peru.

Risks Related to our Common Shares

●	The delisting of our ADSs from the NYSE and our intended deregistration under the Exchange Act may affect the liquidity and trading price of our common shares.

●	We have identified material weaknesses in our internal control over financial reporting related to our information technology IT systems, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common shares.

Risks Related to Key Developments

Our reputation has been adversely affected by criminal investigations and administrative proceedings relating to allegations of past corruption

Our reputation has been adversely affected by criminal investigations and administrative proceedings relating to allegations of corruption with respect to events occurred during the period from 2004 to 2016, in connection with the construction and operation of certain infrastructure projects in Peru in which we participated with Odebrecht. Further, our reputation has also been adversely affected by investigations and administrative proceedings arising from our alleged participation in a “construction club” that colluded to procure government contracts during the period from 2002 to 2016. On September 15, 2022, we signed the Final Agreement on Settlement and Cooperation, pursuant to which we acknowledged that certain former directors and senior managers used the Company to commit wrongdoings. As a result, we have agreed to indemnify the Peruvian government for the resulting damages in the amount of S/333.3 million and US$40.7 million, which amount was calculated according to the formula established by Law 30737. The Final Agreement on Settlement and Cooperation was approved by the Peruvian courts on August 11, 2023, and came into force upon its judicial approval, which was notified to AENZA on December 11, 2023. As a result of this approval, the Prosecutor’s Office is obligated pursuant to the terms of the Final Agreement on Settlement and Cooperation, to request the complete exemption of the Company from the scope of Law 30737 and its related regulation with respect to the projects subject to Final Agreement on Settlement and Cooperation.

According to the Final Agreement on Settlement and Cooperation, payment of the indemnification shall be made within twelve years starting December 2023, the date of payment of the first installment, at a legal interest rate in soles and U.S. dollars (3.55% and 1.9% annual interest as of December 31, 2022, and December 31, 2023, respectively). The Company also undertakes to establish a series of guarantees through a trust composed of (i) shares of the Company issued by Cumbra Ingeniería, (ii) property owned by the Company, and (iii) a guarantee account with funds equivalent to the annual installment for the following year. As of December 31, 2023, the Company maintains in its financial statements the total liability associated to the Final Agreement on Settlement and Cooperation in the amount S/469.8 million (S/323 million and US$39.5 million).

Among other conditions, the Agreement includes a restriction for AENZA and its subsidiaries Cumbra Peru and UNNA Transporte to participate in public infrastructure and construction contracts, as well as in road maintenance contracts for two years from the date of the approval of the Final Agreement on Settlement and Cooperation. The other member companies of the Company are not subject to any impediment or prohibition to enter into contracts with the Peruvian government. On December 27, 2023, the indemnification payable under the Final Agreement on Settlement and Cooperation was paid to the Peruvian government in the amount of S/10.3 million and US$1.2 million. Additionally, under the terms of the agreement with the Prosecutor’s Office and with the Attorney General’s Office, we cannot distribute dividends until 40% of the civil penalty is paid.

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

The non-fulfillment of the obligations of the Final Agreement on Settlement and Cooperation could have a material adverse effect on our business, financial condition, and results of operations

Our company, certain of our subsidiaries, and certain of our former directors and senior managers, have been charged in connection with criminal and civil investigations relating to certain of our projects in connection with our association with Odebrecht and in connection with our alleged participation in what is referred to as the “construction club” during the period from 2004 to 2016.

In 2018, the Peruvian criminal prosecutor charged our company and Cumbra Peru, as criminal defendants in connection with the IIRSA South (tranche II) project concession, and the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) included our company and Cumbra Peru in its criminal investigation. Additionally, in December 2018, the Peruvian First National Preparatory Investigation Court also resolved to include our company and Cumbra Peru as civilly liable third parties in the investigations related to the IIRSA South (tranche II) project concession and Cumbra Peru as a civilly liable third party in the investigations related to Tranches 1 and 2 of the Lima Metro.

In December 2018, Cumbra Peru was formally included as a civilly responsible third party, along with eleven other construction companies, in the criminal investigation conducted by a Peruvian public prosecutor with respect to an alleged “construction club” that colluded to receive public contracts. In October 2021, the prosecutor filed a motion to criminally charged Cumbra Peru and another of our subsidiaries, UNNA Transporte, and other companies in the construction sector in Peru, as well as a former director and former senior managers of our company, with collusion and other alleged crimes.

Additionally, Peruvian prosecutors have included José Graña Miró Quesada, the former Chairman of our company, and Hernando Graña Acuña, a former board member of our company and former chairman of Cumbra Peru, in an investigation for the crimes of collusion and money laundering against the Peruvian government, respectively, each in connection with the IIRSA South (tranche II) project concession, in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña Miró Quesada, Hernando Graña Acuña and Juan Manuel Lambarri, the former chief executive officer of Cumbra Peru, have been charged in connection with Tranches 1 and 2 of the Lima Metro. On February 9, 2022, the Peruvian press reported that Peruvian prosecutorial authorities entered into the plea agreements with José Graña Miró Quesada and Hernando Graña Acuña. On January 3, 2023 and January 18, 2023, the plea agreements with José Graña Miró Quesada and Hernando Graña Acuña, respectively, received judicial approval. The plea agreements are confidential under Peruvian law and, therefore, we do not know their content. However, such agreements may include information related to wrongdoing or knowledge of improper behavior while José Graña Miró Quesada and Hernando Graña Acuña were at the Company. We cannot assure you what they will ultimately say to government authorities, or that their statements will not adversely affect the Company’s reputation.

Following internal investigations of the events covered by the criminal investigations described above, the Company provided all evidence found during its internal investigation to Peruvian prosecutorial authorities within the framework of a settlement and cooperation agreement process, in line with the Company’s commitment to transparency and integrity. On September 15, 2022, we entered into the Final Agreement on Settlement and Cooperation with Peruvian prosecutorial authorities which was approved by the Peruvian courts on August 11, 2023. and came into force upon its judicial approval, which was notified to the Company on December 11, 2023.

According to the terms of the Final Agreement on Settlement and Cooperation, the civil penalty would cover the total contingency to Peruvian prosecutorial authorities to which the Company is exposed as a result of the investigations of past projects in which the Company participated with Odebrecht (other than the Chavimochic project, criminal investigation in connection with the Company which is closed) and investigations relating to an alleged participation in the “construction club” (excluding the separate administrative proceedings by the Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (“INDECOPI”)).

We cannot assure you that our company will be able to comply with the obligations related to the Final Agreement on Settlement and Cooperation.

We are subject to the terms of Law No. 30737 that, among other matters, imposes limitations on our ability to make money transfers abroad from Peru

We are in the process of obtaining our and Cumbra Peru’s removal from the “List 2” category of Law No. 30737, as contemplated in the final judgment that approves the Final Agreement on Settlement and Cooperation which sets forth our and Cumbra Peru’s exclusion from the application of Law No. 30737.

As of the date of this annual report, we and Cumbra Peru are included in List 2 of Law No. 30737, which provides for certain legal restrictions in order to ensure the payment of potential damages to the Peruvian government resulting from corruption activities. Companies subject to List 2 are, among other things, restricted from making payment transfers abroad without prior approval from the Ministry of Justice.  According to Law No. 30737, a plea agreement can exempt companies subject to such law from its application. Accordingly, the Final Agreement on Settlement and Cooperation, which has been approved (homologado) by final judgment issued by Peruvian courts, provides our and Cumbra Peru’s exclusion from the application of Law No. 30737. Although the Peruvian prosecutorial entities party to the Final Agreement on Settlement and Cooperation have requested our exclusion from List 2 to the Ministry of Justice, our and Cumbra Peru’s removal from List 2 is still pending as described below.

The Ministry of Justice, in charge of enforcing Law No. 30737, considers Cumbra Peru and us still subject to its restrictions while it processes the exemption request made by us and the Peruvian prosecution authorities based on the Final Agreement on Settlement and Cooperation. As a result, we continue to be restricted to make transfers abroad until the Ministry of Justice approves such request. Under Law No. 30737, we can request approval from the Ministry of Justice to make transfers abroad, as we have done in the past, and the restriction does not prevent third parties, including other companies within the Aenza group or trustees, from making such payments.

We cannot guarantee that the Ministry of Justice will not argue that payments through third parties are also restricted under Law No. 30737. In addition, although the Final Agreement on Settlement and Cooperation does not specifically address potential consequences from non-compliance of Law No. 30737, we cannot guarantee third parties will not try to argue that transfers abroad are in breach of Law No. 30737 or the agreement, until the Ministry of Justice confirms the exclusion of Aenza and Cumbra Peru from List 2.

In addition, we have also the right to request our exclusion from List 2 to Peruvian courts based on the Final Agreement on Settlement and Cooperation. We have yet to initiate such alternative given that the request made by us and the Peruvian prosecution authorities is currently undergoing the administrative proceeding before the Ministry of Justice.

If we do not comply with applicable laws and regulations designed to combat corruption, we could become subject to fines, penalties or other regulatory sanctions, and our business could suffer

Although we are committed to conducting business in a legal and ethical manner in compliance with local and international legal requirements applicable to our business, as well as with our specific policies and procedures to avoid corrupt actions, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to government officials for the purpose of obtaining or keeping business. Such laws and regulations include, among other things, laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or the U.S. Foreign Corrupt Practices Act. Further, despite us having obtained Global STD ISO 37001 anti-bribery certifications for our subsidiaries, if any of our employees or representatives violate anti-corruption laws, our business, financial condition, and results of operation would be adversely affected.

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

We may not have sufficient cash or access to funding to meet our extraordinary payment obligations

We have significant extraordinary payment obligations. On September 15, 2022, we entered into the Final Agreement on Settlement and Cooperation with Peruvian prosecutorial authorities which was approved by the Peruvian courts on August 11, 2023, as explained herein. On December 27, 2023, the indemnification payable under the Final Agreement on Settlement and Cooperation was paid to the Peruvian government in the amount of S/10.3 million and US$1.2 million. As of December 31, 2023, the Company maintains in its financial statements the total liability associated to the Final Agreement on Settlement and Cooperation in the amount S/469.8 million (S/323 million and US$39.5 million).

On March 17, 2022, the Company entered into a bridge loan agreement for up to US$ 120 million (S/ 445.6 million), with a group of financial institutions comprised by Banco BTG Pactual S.A. – Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing was expected to be repaid over a period of 18 months, in quarterly interest installments and is secured, subject to the fulfillment of certain conditions precedent, by a flow trust (first lien), a pledge over the shares in Unna Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On October 5, 2023, and December 27, 2023, payments of US$ 8 million (S/29.7 million) and US$ 12 million (S/ 44.6 million), respectively, were made under the bridge loan agreement. In addition, on December 27, 2023, the term extension of the bridge loan agreement was signed for up to US$ 100 million (S/371.1 million) for a period of twelve months payable in quarterly interest installments.

As of December 31, 2023, amounts outstanding under the loan were US$102.3 million (S/379.9 million), comprising principal of US$100.0 million (S/371.3 million), plus interest and net deferred charges of US$2.3 million (S/8.6 million).

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

We may not generate sufficient cash flow at the level of the Company to meet our debt service obligations

Our ability to generate sufficient cash flow from operations at the level of the Company will depend on our receipt of distributions from our restricted subsidiaries, which in turn will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. We cannot assure you that we will generate sufficient cash flow at the level of the Company or that future sources of cash will be available to us on favorable terms, or at all, in an amount sufficient to enable us to meet our debt service obligations. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we would likely have to undertake alternative actions, such as refinancing or restructuring our debt, selling assets, reducing, or delaying capital investments or seeking to raise additional capital. We may not be able to consummate any such transaction at all or on a timely basis or on terms, and for proceeds, that are acceptable to us. These transactions may not be permitted under the terms of our various debt instruments then in effect. Failure to generate sufficient cash flow at the Company level (including through the receipt of distributions from our subsidiaries) could have a material adverse effect on our ability to satisfy our debt obligations.

We may be unable to access financing that we need to operate our business on favorable terms or at all

Due to uncertainty relating to the investigations of our company, our creditors and other financial institutions have placed restrictions in the past on our ability, and the ability of other Peruvian construction companies, to acquire future credit lines, performance bonds, and other financings.

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

Also, we may encounter difficulties in obtaining performance bonds or credit support that we require to secure, among other things, bids, advance payments, and performance for our projects.

The inability to procure adequate financing or credit on favorable terms or at all could have a material adverse effect on our business, financial condition, and results of operation.

There is uncertainty with regard to the amount, timing, and manner in which the payment for the termination of the GSP gas pipeline concession will be paid

In November 2015, we acquired a 20% interest in Gasoducto Sur Peruano S.A. (“GSP”) and obtained a 29% interest in Consorcio Constructor Ductos del Sur (“CCDS”) through its subsidiary Cumbra Peru.

On July 22, 2014, GSP signed a concession agreement with the Peruvian government to build, operate, and maintain a natural gas pipeline to meet the demand of cities in the south of Peru (the “GSP Concession Agreement”). Under the GSP Concession Agreement, the Company made an investment of US$ 242.5 million (S/ 811 million) and assumed 21.49% of a performance bond for US$ 262.5 million and 21.49% of the guarantee for a bridge loan of US$ 600 million. On January 24, 2017, the Peruvian Ministry of Energy and Mines (“MEM”) announced the early termination of the GSP Concession Agreement. According to the GSP Concession Agreement, the guarantees were paid on behalf of GSP, therefore, AENZA recognized the right to collect from GSP in the amount of US$ 181.5 million, which were recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS in the amount of US$ 73.5 million and lost profits for US$ 10 million, which correspond to receivables from GSP.

Upon termination of the GSP Concession Agreement the Peruvian state was obligated to hire an internationally recognized auditing firm to calculate the net book value of the concession assets (“VCN”), and to call up to three auctions on GSP’s assets. However, to date, the Peruvian state has failed to comply with these contractual obligations. The amount of the VCN was calculated at US$2,602 million by an independent auditing firm hired by GSP as of December 31, 2016. On December 21, 2018, the Company requested from the Peruvian state the payment of the VCN in favor of GSP and on October 18, 2019, the Company filed an arbitration request with the International Centre for Settlement of Investment Disputes (“ICSID”). On December 27, 2019, the Company withdrew the arbitration request in compliance with a preliminary collaboration and benefits agreement signed with the Attorney General’s Office and Ad-hoc Public Prosecutor’s Office on the same date (see Note 1 to our audited annual consolidated financial statements included in this annual report).

The Company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the VCN are not within the scope under Law 30737 that ensures the immediate payment of civil compensation in favor of the Peruvian state in cases of corruption and related crimes, since this payment does not include any profit margin and/or does not correspond to the sale of assets related to the project, but to a reimbursement for the investment made by the concessionaire.

As of December 4, 2017, GSP entered into a bankruptcy proceeding before INDECOPI. GSP has claims recognized by INDECOPI of US$0.4 million and US$169.3 million, the latter held in trust in favor of GSP’s creditors. It also has indirectly recognized claims for US$11.8 million. On the other hand, the claim of Cumbra Peru is indirectly recognized in INDECOPI through Consorcio Constructor Ductos del Sur in an amount of US$88.7 million. As of the date of this annual report, GSP is in the process of liquidation and AENZA is chairing the creditor committee.

On April 11, 2023, a liquidation agreement (the “Liquidation Agreement”) was approved, under which the liquidator requested the MEM to initiate the direct treatment (trato directo), an alternative dispute mechanism for public contracts whereby the parties directly renegotiate and reinterpret the agreement prior to submitting any dispute before a judge. On September 12, 2023, INDECOPI notified GSP of Resolution No. 4069-2023/CCO-INDECOPI which resolved to declare null and void the committee’s resolution approving the Liquidation Agreement. On November 21, 2023, the meeting of creditors was held with the purpose of correcting the committee’s resolution through the approval of a new liquidation agreement. However, this proposal did not reach the qualified majority required by law for its approval. Likewise, on the same day, the chairman of the committee, as well as other creditors requested INDECOPI to declare the liquidation of GSP. On January 29, 2024, a liquidation agreement was executed by Alva Legal Asesoría Empresarial S.A.C. and GSP’s creditors, represented by the Company as chairman of the creditor committee, regarding the dissolution and liquidation of GSP.

On December 28, 2023, INDECOPI ordered the ex officio liquidation of GSP and, as of the date of this annual report, the liquidation process of GSP continues its course, as well as the necessary actions for the recovery of VCN. As of December 31, 2023, the net value of the account receivable from GSP is US$ 142.4 million, equivalent to S/527.7 million (US$ 146.0 million equivalent to S/557.7 million at December 31, 2022), which is comprised of receivables held by the following entities of the Group: (i) AENZA holds US$ 63.9 million (S/236.6 million) discounted to present value net of impairment and the effect of the exchange difference (US$ 65.4 million equivalent to S/249.8 million at December 31, 2022) and; (ii) Cumbra Peru holds US$ 78.5 million (S/291.1 million) discounted to present value, net of the effect of the exchange difference (US$ 80.5 million equivalent to S/307.5 million at December 31, 2022).

The Company’s management maintains the recovery estimate in eight years, applying a discount rate of 5.86% as of December 31, 2022 and 2023. These estimates generated during 2022 a present value effect of S/72.2 million loss, which has been recognized in the consolidated statement of profit or loss under the caption “Interest for present value of financial asset or liabilities.”

Failure to consumate the Corporate Reorganization may adversely affect the market price of our common shares.

On February 7, 2024, a general shareholders’ meeting of the Company approved the Corporate Reorganization, according to which the new structure of the Group will consist of two new holding companies, one that groups the E&C businesses and another one which groups the infrastructure and energy businesses. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Key Developments—Corporate Reorganization.” Viva Negocio Inmobiliario S.A.C. will be maintained as the vehicle for the real estate development business. The Corporate Reorganization is subject to certain conditions, including authorizations to be obtained from certain governmental authorities and third parties regarding concessions agreements, debt agreements, and services agreements. If these conditions are not satisfied, we will not be able to consummate the Corporate Reorganization. Failure to consumate the Corporate Reorganization may adversely affect the market price of our common shares, which may impact our reputation and thereby adversely affect our financial performance.

Risks Related to Our Company

Global economic conditions could adversely affect our financial performance

Global economic conditions, in particular fluctuations in commodity prices and financing costs, may impact our clients’ investment decisions. Should our clients choose to postpone or suspend new investments or delay or cancel the execution of existing projects as a result of global economic conditions, demand for our products and services would decline, which may result in a decline in revenues and in under-utilization of our capacity. Our business may be impacted by adverse economic developments even after economic conditions have improved because of the time lag between when investments decisions are made and when the projects are executed. Furthermore, financial difficulties suffered by our clients, joint operation partners, subcontractors, or suppliers due to global economic conditions could result in payment delays or defaults or increase our costs or adversely impact our project execution. Accordingly, a global economic downturn could have a material adverse effect on our financial performance.

Interest rates have risen across markets and have impacted our ability to refinance our debt. U.S. Federal Reserve Fund policymakers expect that the U.S. Federal Reserve Fund Rate will be between 4.5% and 4.75% by year-end. This could increase our financing costs and limit our ability to obtain financing in a timely manner and on acceptable terms. In addition, we are experiencing high levels of inflation in each country where we operate. Although during 2023 inflation has been decreasing and interest rates have been declining, inflation and interest rates have not yet recovered the expansion levels of 2021. The Central Bank of Chile reduced its rates to 7.25% in February 2024, the Central Bank of Peru to 6.25% in February 2024, and the Banco de la República of Colombia to 12.25% in March 2024. Current global economic conditions could adversely affect our financial performance.

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

A major change in government policies could affect our business

Our business is significantly affected by national, regional, and municipal government policies and regulations in the countries where we operate, including with respect to infrastructure concessions or similar contracts to the private sector, public spending in infrastructure investment and government housing subsidies, among others. Any adverse change in government policies with respect to these matters could result in a material adverse effect on our business and financial performance.

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

During 2023, high inflation and a political crisis caused civil unrest and rioting, including strikes and the blockade of main roads, which has affected business operations in certain regions of the country, particularly during the first quarter of the year. On December 7, 2022, Peru’s former President Pedro Castillo announced the dissolution of Congress and was arrested. Dina Boluarte, Castillo’s first vice president, was sworn in as president the same day to serve until July 2026. Following Mr. Castillo’s impeachment, a wave of protests arose across the country, which led President Boluarte to declare a state of emergency in several regions in Perú on December 12, 2022. Amidst these protests, President Boluarte has made a series of proposals to Congress to approve early elections, however, Congress has not obtained sufficient votes to accelerate the presidential elections. Despite the decrease in the intensity and frequency of social disturbances since December 2022, the current government has not managed to generate a sufficient level of confidence. This lack of confidence has contracted private investment and hindered the initiation of new projects of magnitude. During the first quarter of 2024, the Peruvian prosecutor’s office has initiated preliminary investigations against President Dina Boluarte for her irregular alleged possession of a collection of Rolex watches and luxury jewelry that has put her at the centre of a corruption investigation.

Chile’s GDP growth was 0.2% in 2023. After the December 2023 referendum rejected making changes to the current Constitution, business confidence has improved compared to the government’s initial levels, but political uncertainty is expected to have a negative impact on investment growth in 2024. The political situation may result in further social unrest and protest, and could also result in substantial structural changes in Chile that could adversely impact the private sector, including our operations in the country. However, demand for minerals is expected to continue to support exports.

Colombia’s presidential election in June 2022 resulted in the victory of Gustavo Petro of the left coalition. Colombia has a history of prudent macroeconomic and fiscal management, which provides a good basis to ensure macroeconomic stability. Colombias’s GDP grew only 0.6% in 2023 given that external demand remained weak. However, the better performance of inflation allowed the Central Bank to reduce the interest rate in March 2024, with a cut of 50 basis points to 12.25%.

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

We might be negatively affected by volatility in interest rates

Interest rates are highly sensitive to many factors beyond our control, including monetary policies pursued by the Central Bank of Peru, fiscal policies of the Peruvian government and domestic and international economic and political conditions, and we might be unable to take actions to mitigate any adverse effects of interest rate movements. In particular, we might be affected by the policies of the Central Bank of Peru with respect to interest rates and reserve requirements. Although we use measures to manage exposures to interest rate risk, these instruments and measures might not protect us from the risks of changing interest rates.

The outbreak and spread of a pandemic and other large-scale public health events could have a material adverse effect on the Group’s business, financial condition and results of operations

Economic conditions in the countries where we operate may be adversely affected by an outbreak of a contagious disease, such as COVID-19, which may develop into a regional or global pandemic and other large scale public health events. The measures taken by governments, regulators and businesses to respond to any such pandemic or event may lead to slower or negative economic growth, supply disruptions, inflationary pressures and significant increases in public debt. Such measures could also impact the business and operations of third parties that provide critical services to us.

If the outbreak of a new pandemic or another large-scale public health event were to occur in the future, we may experience an adverse impact, which may be material, on our business, financial condition and results of operations, including as a result of the exacerbation of any of the other risks described in this section.

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

The nature of our business exposes us to potential liability claims and contract disputes

We may be subject to a variety of legal or administrative proceedings, liability claims or contract disputes. The government, clients and other third parties may present claims against us for injury or damage caused, directly or indirectly, by our operations, for example for alleged failures in our E&C segment, the operation of our infrastructure concessions (such as our toll roads or the Lima Metro), and real estate developments we sell. Although we have a range of insurance coverage policies and have adopted risk management and risk avoidance programs designed to reduce potential liabilities, a catastrophic event resulting from the services we have performed or products we have provided could result in significant professional or product liability, warranty or other claims against us as well as reputational harm, especially if public safety is impacted. Additionally, under the terms of certain of our agreements, we are required to provide performance bonds, letters of credit, or similar instruments in order to cover contingencies in respect of any construction, operation, concessions, public-private partnership and real estate obligations in the ordinary course of business. We may in the future be named as a defendant in legal proceedings where our clients or third parties may make a claim for damages or other remedies with respect to our projects or other matters. Any liability not covered by our insurance, or in excess of our insurance limits, could result in a significant loss for us, which may affect our financial performance.

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

Although during 2023 the prices of inputs, including fuels and oil derivatives, decreased, we cannot assure you that oil prices will continue to decrease in the future (although increased oil prices would benefit revenues in our Energy segment). Substantial increases in the prices of such commodities generally result in increases in our suppliers’ operating costs and, consequently, lead to increases in the prices they charge for their products. Moreover, we do not have long-term contracts for the supply of our key inputs, and, as a result, if prices increase significantly or if we are required to find alternative suppliers, our costs to procure these inputs may increase significantly. In addition, growing demand for labor, especially when coupled with shortages of qualified employees in the countries where we operate, may result in significant wage inflation. To the extent that we are unable to pass along to our clients increases in the prices of our key supplies or increases in the wages that we must pay, our operating margins could be materially adversely impacted.

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

We are dependent upon third parties to complete many of our contractual obligations

We rely on third-party suppliers to provide a significant amount of the materials and equipment used in our businesses. A portion of the work performed under our infrastructure concessions, and to a lesser extent, other contracts is performed by third-party subcontractors. As a result, the timely completion and quality of our projects may depend on factors beyond our control, including the quality and timeliness of the delivery of materials supplied for use in the project and the technical skills of subcontractors hired for the project. If we are unable to find qualified suppliers or hire qualified subcontractors, our ability to meet our contractual obligations could be impaired. In addition, if the amount we are required to pay for supplies, equipment or subcontractors exceeds what we have estimated, we may suffer losses under our contract. If a supplier or a subcontractor fails to provide supplies, equipment, or services as required under a negotiated arrangement for any reason, or provides supplies, equipment or services that are not of an acceptable quality, we may be required to source those supplies, equipment or services on a delayed basis or at a higher price than anticipated, which could impact our financial performance. In addition, faulty materials or equipment could result in claims against us for failure to meet contractual specifications, and failure by suppliers or subcontractors to comply with applicable laws and regulations could negatively impact our reputation and our business and, in the case of government contracts, could result in fines, suspension or even debarment from participating in bidding processes. These risks may be intensified during economic downturns if these suppliers or subcontractors experience financial difficulties. As a result, our business and financial performance may be adversely affected by our dependence on third-party providers.

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

The loss of a key client in some of our lines of business may affect our business and financial performance

In some of our lines of business, such as our Infrastructure segment or our Colombian and Peruvian operations, a substantial amount of the revenue we receive is concentrated among a limited number of clients, including the Peruvian government. If one or more of these major clients fail or delay in paying our fees, or if there is a significant reduction or cancellation of business by one or more of these major clients, our business and financial performance may be adversely affected. If we are not able to capture new clients to replace the loss of business from existing key clients, our financial performance may be adversely affected.

Labor unrest could adversely affect our financial performance

All of our manual laborers and a portion of our employees are members of labor unions. Our practice is generally to extend benefits we offer our unionized employees to non-unionized employees. In our E&C segment, collective bargaining agreements are negotiated at two levels, on an annual basis between the Peruvian National Federation of Civil Construction and the Peruvian Chamber of Construction, without our direct involvement, and on a per project basis directly between the unions and us in accordance with such annual agreement. The Peruvian judiciary has previously determined that employers are not entitled to extend union benefits to non-unionized employees. Allowing this could discourage employees from joining a union, as they could still enjoy the benefits agreed upon in the collective agreements entered by that union.

We also have collective agreements with our employees in certain of our reportable segments, which are also negotiated periodically. Although we consider that our relationship with unions is currently positive, we cannot assure you that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, situations that could result in the interruption or delay of our operations. Such interruptions or delays could have an adverse impact on our business, including on the cost of our projects and our ability to make timely delivery. Moreover, our operations may also be affected by labor unrest in the workforces of our clients, suppliers, sub-contractors or partners.

The proceeds from our insurance policies may not be sufficient and we may not be insured against all risks

We maintain insurance coverage both as a corporate risk management strategy and in order to satisfy the requirements under certain regulations and contracts. We cannot assure you that proceeds from our insurance policies, however, will be sufficient to cover the damages resulting from any event covered by such policies. Certain risks are not covered under the terms of our insurance policies, such as interruption of operations. In such event, we may incur significant expenses to rebuild our facilities, repair or replace our equipment, or cover other damages. In addition, if any of our third-party insurers fail, abruptly cancel our coverage, or otherwise cannot satisfy their insurance requirements to us, then our overall risk exposure and operational expenses could be increased. Moreover, we may not be able to renew our insurance policies on favorable terms, or at all. Although in the past we have been generally able to cover our insurance needs, we cannot assure you that we will be able to secure all necessary insurance in the future.

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

Debarment from participating in government bidding processes in AENZA, Cumbra Peru, and UNNA Transporte could have an adverse impact on our business and financial performance

As a result of the judicial approval of the plea agreement against our company, AENZA, UNNA Transporte, and Cumbra Peru, will temporarily face debarment from participating in government bidding processes or entering into new contracts with the Peruvian government for two years after the judicial approval of the agreement. We cannot assure you that other subsidiaries will not face similar debarment sanctions in the future.

In 2021, 2022 and 2023, 1.0%, 0.1%, and 0.1% of our E&C revenues, respectively, came from public-sector contracts in Peru. As of December 31, 2023, 1% of our backlog is comprised of contracts with the public sector in Peru. As a result, if we are debarred from participating in government bidding processes, our business and financial performance could be affected. To extent that economic conditions reduce private sector investments, being debarred from contracting with the Peruvian or other governments could further impact our company.

We may not be able to successfully expand outside of Peru

One of our long-term strategies has been to continue to expand our operations outside of Peru, particularly in Chile, Colombia, and Brazil. We cannot assure you that we will be able to replicate our success in Peru in other countries. Our international expansion is subject to additional challenges, including: our ability to assimilate cultural differences and practices; our limited familiarity with local laws, regulators and contractors; our ability to attract and manage foreign personnel; the absence of a local workforce formed in our corporate values and familiar with our operations; competition in foreign markets, including from industry players with significantly greater local experience and reputation; and other risks specific to these countries.

Many countries in Latin America have suffered significant economic, political, and social crises in the past, and these events may occur again in the future. If we are unable to overcome these challenges, we may not be able to successfully expand internationally.

We may not be able to make successful acquisitions

In the past, part of our long-term strategy was to evaluate strategic acquisition opportunities to expand our operations and geographic footprint, especially in Chile, Colombia, and Brazil. It is our strategy to grow through organic and inorganic growth through acquisitions. Such growth could be funded through joint ventures, sale of capital at subsidiary levels or parent level as well as through borrowings or other forms of financing. We may not be able to identify appropriate acquisition opportunities, or, if we do, we may overpay for these acquisitions or may not otherwise be able to negotiate terms and conditions that are acceptable to us. We may also face difficulties obtaining financing to pay for acquisitions.

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

Additional Risks Related to our Infrastructure Business

Our return on our investment in our concessions may not meet estimated returns

Our return on any investment in a concession is based on the terms and conditions of the concession, its duration and the amount of capital invested as well as the amount of revenues collected, debt service costs, payment of penalties and other factors. For example, traffic volume at toll roads may be affected by factors beyond our control, including security conditions; general economic conditions; demographic changes; fuel prices; reduction in commercial or industrial activities in the regions served by the roads; changes in laws regarding toll payments; and natural disasters. Although some of our concessions allow for adjustments based on economic conditions, certain concessions provide that adjustment requests be approved only if certain limited events specified in our concession contracts have occurred. If a request of adjustment is not granted, our financial performance could be affected. Given these factors and the possibility that governmental authorities could implement policies that affect our contractual return on investment in a way that we did not anticipate, we cannot assure you that our return on any investment under any concession will meet our estimates.

Governmental entities may prematurely terminate our concessions and similar contracts under various circumstances, some of which are beyond our control

Our ability to continue operating our concessions and similar public-sector contracts depends on governmental authorities, which may terminate the concession or contract pursuant to the provisions set forth therein or in accordance with applicable legislation, including the failure to comply with any contractual terms (including the concessionaire’s default on debt) or applicable law, including after giving effect to changes in laws. Moreover, the relevant governmental authority may terminate and/or repossess a concession at any time, if, in accordance with applicable law, the governmental authority determines that it is in the public interest to do so. The relevant governmental authority may also assume the operation of a concession in certain emergency situations, such as war, public disturbance, or threat to national security. In addition, in the case of force majeure, the relevant governmental authority may require us to implement certain changes to our operations. If the government terminates any of our concessions, under Peruvian law, it is generally required to compensate us for the amount of our unrecovered investment, unless the concession is revoked pursuant to applicable law or the terms of the concession which would imply a serious breach of the concession’s terms by us. Such compensation process is likely to be time consuming and the amount paid to us may not fully compensate us. We cannot assure you that we would receive such compensation on a timely basis or in an amount equivalent to the value of our investment in a concession plus lost profit.

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

We may not be successful in obtaining new concessions

The market for infrastructure concessions in the Latin America region is competitive. We compete with Peruvian and foreign companies for infrastructure concessions, some of whom may have greater financial and other resources or expertise pertinent to a specific concession. Additionally, our public-sector clients may face budget deficits that may prohibit the development of infrastructure concessions, which could affect our business. We may also not be able to obtain additional concessions if the government decides not to award new concessions, due to budget constraints or policy changes or because alternative financing mechanisms are used. Recently, the awarding of concessions and the use of public-private associations in Peru have stalled, due in part to concerns related to the corruption scandal surrounding Odebrecht and its potential effect on government officials in the country. In addition, AENZA, Cumbra Peru, and UNNA Transporte are temporarily unable to bid for or participate in new public procurement contracts due to the Final Agreement on Settlement and Cooperation Agreement that we executed with Peruvian prosecutorial authorities. Our inability to bid for or obtain new concessions may adversely affect our business and financial performance.

Additional Risks Related to our Energy Business

A substantial or sustained decline in oil prices would adversely affect our financial performance

The revenue of our energy business depends upon prevailing prices for oil. Historically, oil prices and markets have been volatile and are likely to continue to be volatile in the future. Moreover, global oil prices have fluctuated significantly in recent years, with the average Brent crude prices increasing to US$66.00 per barrel in 2019. The price of oil dropped precipitously due in part to the COVID-19 pandemic as well as to disputes between OPEC members, to US$18.83 as of April 30, 2020. The price of oil recovered slowly during 2020 and early 2021, reaching US$48.96 as of December 31, 2020, and US$72.42 as of December 31, 2021. On March 31, 2022, the price of oil reached US$104.64 per barrel. As of December 31, 2021, 2022 and 2023, the price of oil per barrel was US$72.39, US$77.02, and US$77.40, respectively.

Oil is a commodity, and its price is subject to wide fluctuations in response to relatively minor changes in supply and demand for oil, market uncertainty, and a variety of additional factors beyond our control. Those factors include, among others: global demand and supply; political developments in producing regions; weather conditions; governmental regulations; international conflicts and acts of terrorism; the price and availability of alternative sources of energy; and overall local and global economic conditions. Moreover, lower oil prices may not only decrease our revenues on a per unit basis but may also reduce the amount of oil we can produce economically, if any, and, as such, may have a negative impact on the reserves of the fields in which we operate. As result, our financial performance could be materially and adversely affected by declines in oil prices.

Our reserves estimates depend on many assumptions that may turn out to be inaccurate and are not subject to review by independent reserve auditors

The process of estimating oil and gas reserves is complex, although the fields where we produce oil and gas are mature (Block III for 100 years, Block IV for 95 years and Block V for over 50 years). In order to prepare our reserves estimates presented in this annual report, we must project production rates and timing of development expenditures as well as analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. Therefore, estimates of reserves are inherently imprecise. Moreover, our reserve estimates included in this annual report have been prepared internally by our team of engineers and have not been audited or reviewed by independent engineers. Future real production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable reserves will most likely vary from the estimates presented in this annual report, and those variances may be material. Any significant variance could materially affect the estimated reserves of the fields in which we operate.

Our license, service and operation contracts with Perupetro and Petroperu have expiration dates

We operate and extract oil and natural gas from Blocks III and IV under 30-year license agreements with Perupetro, which expire in April 2045. Our operations in Block I and Block V expired in December 2021 and October 2023, respectively. The concession of Terminales del Peru for the operation of the north and central fuel terminals for PetroPeru have 20-year terms, providing storage. We cannot assure you that we will maintain these operations after the expiration of the contracts, on similar terms or at all, or that we will be able to cease the operation of such assets on favorable terms for the Company.

We may not be able to finance our mandatory capital expenditure requirements in connection with our oil and gas operations and storage and distribution business

We operate and extract oil from Blocks III and IV under two license agreements with Perupetro. Pursuant to the license agreements, we have assumed mandatory investment commitments of 514 wells on both blocks. If we are not able to fulfill our mandatory capital expenditures under our license agreements, our business and financial performance could be adversely affected. See “Item 4.B. Information on the Company—Business Overview—Energy.”

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

Our business may be adversely affected if we are not able to obtain the necessary licenses and/or authorizations for our developments on a timely basis

Real estate development requires obtaining certain licenses, authorizations and registrations. In Peru, municipal authorities are responsible for issuing most of the licenses that are required during the development stage, including zoning, demolition, construction and conformity (conformidad de obra) licenses, among others. As of December 31, 2023, we had seven real estate projects in various stages of development. For some of these projects, we have not yet initiated administrative proceedings with the appropriate authorities, or such proceedings are pending approval. A denial or an extended delay in issuing licenses, authorizations or registrations, or an extended delay by municipal authorities in approving licensing procedures, may render land unsuitable for development, delay the completion of planned projects, increase our costs or otherwise negatively impact the pricing of projects and adversely affect our business and financial performance.

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

Changing market conditions may adversely affect our ability to sell home inventories in our land and at expected prices

There is a lag between the time we acquire land and the time that we can bring the developed properties to market. Lag time varies by sector and on a project-by-project basis. As a result, we face the risk that demand for real estate may decline related to interest rates, prices, among other factors or that other developments may occur during this period that affect market conditions, and that we will not be able to dispose of developed properties or undeveloped land at expected prices or profit margins or within anticipated time frames or at all. Significant expenditures associated with investments in real estate, such as maintenance costs, architectural fees in high-end projects, construction costs and debt payments, cannot generally be reduced if changes in market conditions cause a decrease in expected revenues from our properties. Moreover, the market value of home inventories and undeveloped land can fluctuate significantly because of changing market conditions. As a result of these and other factors beyond our control, we may be forced to sell properties or land at a loss or for prices that generate lower profit margins than we anticipate.

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

The current political situation in Peru, and the economic uncertainty that may result, could adversely affect the ability or willingness of prospective buyers to purchase real estate properties. The scarcity of financing, an increase in interest rates or an increase in the security required by financial institutions as collateral may adversely affect the ability or willingness of prospective buyers to purchase our real estate properties. In most cases, the purchasers of our residential or commercial properties finance at least part of the purchase price with mortgage loans. On the other hand, in 2022 and 2023, 92% and 98.7% respectively, of our residential units were sold to purchasers who received government subsidies to finance the purchase of homes. An increase in interest rates, whether as a result of market conditions or government action, may cause a decrease in the demand for our residential and commercial properties and for land development. An increase in interest rates could also increase our own financing costs, which may, in turn, increase the sale price of our projects and adversely affect our business and financial performance.

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

In 2023, Peru experienced a decrease of 5.6% in the growth rate of 1.0% in private and public investments compared to an increase in the growth rate of 1.0% in 2022. Reductions in anticipated capital investments or available financing for large-scale projects could have a material adverse effect on our financial performance.

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

We may be unable to deliver our services in a timely manner

The success of our engineering and construction business depends on our ability to meet the standards and schedules required by our clients. Significant delays that prevent us from providing our services on agreed time frames could adversely affect our client relations and reputation. Delays may occur for a number of reasons, including our inability to adequately foresee the needs of our clients, delays caused by our joint operation partners, subcontractors or suppliers, insufficient production capacity, equipment failure, shortage of qualified workers, changes to applicable regulations, and natural disasters. Failure to finish construction by the contractual completion date set forth in the contract could result in costs that reduce our projected profit margins, including a requirement to pay daily penalties and damages. If we are unable to meet deadlines, either due to internal problems or as a result of events over which we have no control, we may lose the trust of our clients and, therefore, experience a decrease in the demand for our services. In such event, our business and financial performance could be adversely affected.

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

While supply chain disruptions that occurred globally in 2021 did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, (2) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (3) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts.

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

Our use of the percentage-of-completion method of accounting for our Engineering and Construction segment could result in a reduction of previously recorded profits

Revenue from (E&C) contracts is recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company’s performance; the Company’s performance creates or improves an asset that the customer controls as the asset is created or improved; and the Company’s performance does not create an asset with an alternative use to which the Company fulfills its obligations, as there is a continuing transfer of control of the deliverable to the customer in accordance with the terms of those contracts. For these reasons, the Company accounts for revenue over time by measuring progress toward complete satisfaction of its performance obligations under each contract.

The Company uses the output method to measure the physical percentage of completion based on performance analysis of projects performed by the Company’s experts. We believe that this method represents the transfer of control of goods or services to clients on a periodic basis of project performance which provides an accurate representation of the transfer of services to the client, as it reflects an enforceable right of payment by the Company for work performed to date.

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

The nature of some contracts, such as cost plus fee contracts, unit price contracts or similar contracts give rise to variable consideration that may include reimbursable costs, incentives and penalties. The Company estimates the change in the transaction price resulting from variable consideration when the transaction price has not yet been approved by the customer, in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers. To include variable consideration related to a contract modification in the estimated transaction price, the Company must conclude that it is “highly probable” that a significant revenue reversal will not occur. The Company determines the likelihood of revenue reversal occurring (and, therefore, whether such price will be recovered) based on an analysis of whether any of the following factors are present: i) contractual entitlement; ii) past practice with the customer; iii) specific discussions or preliminary negotiations with the customer; or iv) verbal approval by the customer. If, as a result of such analysis, the Company concludes that it is “highly probable” that there will not be a significant reversal of the amount of revenue recognized, it recognizes the variable consideration related to the contract modification. When the benefit of the contract cannot be reliably estimated, the associated revenue is recognized to the extent that the costs incurred are recoverable. Revenue is invoiced upon receipt of customer approval. When it is probable that total contract costs will exceed the related revenue, the expected loss is recognized immediately.

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

Risks Related to Peru

Economic, social and political developments in Peru could adversely affect our business and financial performance

Most of our operations are conducted in Peru and depend on economic and political developments in the country. As a result, our business may be materially and adversely affected by economic downturns, currency depreciation, inflation, interest rate fluctuation, government policies, regulation, taxation, social instability, political unrest, drug trafficking, terrorism, and other developments in or affecting the country, over which we have no control. In the past, Peru has experienced periods of severe economic recession, large currency devaluation and high inflation. We cannot assure you that Peru will not experience similar adverse economic developments in the future. In addition, Peru has experienced periods of political instability that has included a succession of regimes with differing economic policies and programs. Previous governments have imposed controls on prices, exchange rates, local and foreign investments, and international trade, restricted the ability of companies to dismiss employees, expropriated private-sector assets and prohibited the remittance of profits to foreign investors. We cannot assure you that the Peruvian government will continue to pursue open-market policies that stimulate economic growth and social stability and that the risk of expropriation of the concessions where we operate will not materialize.

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

On December 7, 2022, Peru’s former President Pedro Castillo announced the dissolution of Congress, among other measures such as the intervention of the Prosecutor’s Office, the Judicial System, and the Constitutional Court, and was arrested. Dina Boluarte, Castillo’s first vice president, was sworn in as president the same day to serve until July 2026. Following Mr. Castillo’s impeachment, a wave of protests arose across the country, which led President Boluarte to declare a state of emergency in several regions in Perú on December 12, 2022. Amidst these protests, President Boluarte has made a series of proposals to Congress to approve early elections, however, Congress has not obtained sufficient votes to accelerate the presidential elections. During the first quarter of 2024, the Peruvian prosecutor’s office initiated preliminary investigations against President Dina Boluarte for her irregular alleged possession of a collection of Rolex watches and luxury jewelry that has put her at the center of a corruption investigation.

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

In 2021, 35.2% and 46.0% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 57.7% and 20.5% of our costs of sales were denominated in soles and U.S. dollars, respectively. In 2022, 34.4% and 47.1% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 51.7% and 28.3% of our costs of sales were denominated in soles and U.S. dollars, respectively. In 2023, 27.0% and 54.4% of our revenues were denominated in soles and U.S. dollars, respectively, whereas 45.3% and 31.3% of our costs of sales were denominated in soles and U.S. dollars, respectively. In the past the exchange rate between the sol and the U.S. dollar has fluctuated significantly. We cannot assure you that the value of sol against other currencies will not fluctuate significantly in the future, which could adversely affect the Peruvian economy and our business, financial condition, and results of operations.

In addition, although Peruvian law currently imposes no restrictions on the ability to convert soles to foreign currency, in the past, Peru imposed exchange controls, including controls affecting the remittance of dividends to foreign investors. We cannot assure you that exchange controls in Peru will not be implemented in the future. The imposition of exchange controls could have an adverse effect on the economy.

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

As a result of reforms initiated in the 1990s, Peruvian inflation decreased significantly from four-digit inflation during the 1980s. The Peruvian economy experienced annual inflation of 2.0% in 2020, as measured by the Peruvian Consumer Price Index (Indice de Precios al Consumidor del Peru). Nonetheless, in 2021, 2022 and 2023, the inflation rate rose to 6.4%, 8.5% and 3.2%, respectively. In 2022, inflation was at a 30-year peak, due mostly to global supply chain issues and the recovery of global demand in relation to the COVID-19 pandemic.

If Peru experiences substantial inflation in the future, our costs of sales and administrative expenses could increase which could affect our operating margins. Inflationary pressures may lead to governmental intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Peruvian economy. For example, in response to increased inflation, the Peruvian Central Bank, which sets the Peruvian basic interest rate, may increase, or decrease the basic interest rate in an attempt to control inflation or foster economic growth.

Geopolitical conflicts could affect Latin American economies and our businesses

We are subject to geopolitical risks, including Russia’s military invasion of Ukraine, as well as the Israel-Hamas conflict. Those geopolitical conflicts are affecting international energy prices and global inflation, which may affect aggregate demand and economic growth expectations. Global oil prices reached pre-COVID-19 levels by the end of 2020, increased in 2021 due to supply shocks and the resurgence of demand, and rose sharply in early 2022 due to the conflict between Ukraine and Russia. Since 2023 through the date of this annual report oil prices have remained relatively stable. The effects of those conflicts and other geopolitical situations could adversely affect the economies of the countries in which we operate our businesses, especially with regards to investments and our ability to refinance our debt.

We cannot assure you that oil prices will decrease in the future (although increased oil prices would benefit revenues in our Energy segment). Substantial increases in the prices of this commodity generally, as a result of geopolitical conflicts or otherwise, result in increases in our suppliers’ operating costs and, consequently, lead to increases in the prices they charge for their products. See “—Increases in the prices of energy, raw materials, equipment or wages could increase our operating costs.”

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

Earthquakes, severe weather, and other natural disasters could adversely affect our business and financial performance

Peru is located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severally damaging the region south of Lima. Such conditions may result in physical damage to our properties and equipment, closure of one or more of our project sites and infrastructure concessions, inadequate work forces in our markets and temporary disruptions in the supply of construction materials. In addition, Peru has also experienced adverse climate conditions (due to climate change or otherwise) and adverse weather patterns, such as El Niño phenomenon, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and potentially flooding in certain areas of Peru, on the one hand, and simultaneous droughts in the southern Andean region of the country, on the other hand.

In the beginning of 2023, Peru has experienced intense rainfall and weather conditions resulting in overflow risk, mudslides and floods. In addition, the National Service of Meteorology and Hydrology of Peru (Servicio Nacional de Meteorología e Hidrología del Perú) and the National Study of the El Niño phenomenon (Estudio Nacional del Fenómeno El Niño) maintained a state of alert until April 2024, when El Niño conditions ended. Poor weather conditions can have significant adverse effects on our engineering and construction activities as well as on our operation and maintenance of infrastructure assets business. Any of these factors may materially adversely affect the Peruvian economy and our business and financial performance.

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

Risks Related to Chile, Colombia and other Latin American Countries

We face risks related to our operations outside of Peru

Latin American economic, political and social conditions may adversely affect our business. In 2022, the Latin America region underwent political and governmental shifts towards anti-capitalist political agendas. In the countries where we operate (Peru, Colombia and Chile), the changes of government have generated greater uncertainty about their economic and social stability. Our financial performance may be significantly affected not only by general economic, political and social conditions in Peru but also in other markets where we operate or intend to operate, including Chile and Colombia. During 2021, 2022 and 2023, 18.9%, 19.5%, and 27.2%, respectively, of our revenues on a consolidated basis derived from operations outside of Peru. The change in the legal framework of the countries where we operate could adversely affect our business and financial performance. These countries have suffered significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in current administrations will result in changes in governmental policy and whether such changes will affect our business. Instability in the region has been caused by many different factors, including: significant governmental influence over local economies, substantial fluctuations in economic growth, high levels of inflation, changes in currency values, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, wage and price controls, changes in governmental economic or tax policies such as including retroactive changes, imposition of trade barriers such as import duties on information technology equipment, electricity rationing, liquidity of domestic capital and lending markets, unexpected changes in regulation, expropriations, and high levels of organized crime, terrorism and social conflicts as well as overall political, social and economic instability. Moreover, macroeconomic conditions in these countries are highly influenced by global commodity prices, including the price of copper for Chile and the price of oil and gas for Colombia.

In addition, beginning in October 2019, Chile has suffered from widespread social unrest and vandalism that has had a significant economic and political impact on the country. The protests began over the government’s announcement of an increase in subway fares in Santiago and quickly grew into broader unrest over economic inequality, including claims about transportation costs, funding for education, health care costs and pension amounts, among others. The Chilean government imposed a state of emergency and nighttime curfews in Santiago and other cities; however, protests and violence continued. The Chilean government took a series of social and economic measures to tackle the issues at the heart of the unrest and the Chilean congress convened a plebiscite initially to be held in March 2020, which was rescheduled to October 25, 2020 as a result of the COVID-19 pandemic, to determine whether constitutional amendments should be implemented. By democratic majority, the Chilean constituents to the plebiscite voted to amend the Chilean Constitution. A new Chilean Constitution was drafted by a constitutional convention whose members were elected in May 2021 and subsequently rejected by a national plebiscite held in September 2022. Following the plebiscite’s rejection, the Chilean congress approved a second constitutional process which was rejected in December 2023. The new constitution may contain changes that generate uncertainty and potential instability. In December 2021, Mr. Gabriel Boric Font was elected as the new President of Chile and took office in March 2022. We cannot assure you that the newly elected Chilean government will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and stability.

Beginning in November 2019 and more recently in 2021, Colombia has experienced civic unrest, including a national strike and anti-government protests. Demonstrators in the country, protesting for several reasons, including opposing certain economic and political reforms proposed by the administration of President Duque, public corruption, and the implementation of the peace agreement between Colombia and the guerrilla Fuerzas Armadas Revolucionarias de Colombia (FARC). In addition, protestors have demanded reforms related to pensions, access to education, environmental protection and inequality, among others. We cannot predict the policies that will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance. Our Colombian operations could be adversely impacted by rapidly changing economic, political and social conditions in Colombia and by the Colombian government’s response to such conditions. On June 16, 2022, Colombia elected the left-wing candidate Gustavo Petro as President. Gustavo Petro has announced plans to increase government intervention, reduce oil production, and impose higher taxes on oil companies; measures that could adversely affect the economy and potentially impact our business and financial performance.

Risks Related to Our Common Shares

The delisting of our ADSs from the NYSE and our intended deregistration under the Exchange Act may affect the liquidity and trading price of our common shares

On October 31, 2023, the Board of Directors approved the intention to initiate the delisting process of shares represented by ADS from the NYSE, the deregistration process of AENZA from the SEC and the termination of our ADS program. On November 27, 2023, we filed a Form 25 with respect to the delisting of our ADSs from the NYSE and our ADSs have been delisted from the NYSE effective close of trading on the NYSE on December 7, 2023. Our common shares continue to be listed on the Lima Stock Exchange. Following the delisting of the ADSs from the NYSE, we intend to file a Form 15F with the SEC to terminate its reporting obligations under Section 13(a) and 15(d) of the Exchange Act. We will continue to be subject to reporting obligations under the Securities Act until we can terminate and/or suspend our reporting obligations to the SEC under the Exchange Act.

As a consequence of the delisting becoming effective, the amended and restated deposit agreement, dated as of December 31, 2018 by and among the Company, The Bank of New York Mellon (the “Depositary”), and all owners and holders of ADSs, under which the ADSs were issued, has also been terminated effective on February 26, 2024. After the ADSs were delisted from the NYSE, there has been no over-the-counter market trading of the ADSs in the United States. As a result, investors may not have sufficient liquidity, making it more difficult for holders of the ADSs to sell their securities. In addition, the delisting and the termination of our ADS Program may result in holders of the Company’s ADSs surrendering their ADSs in exchange for the underlying common shares and selling them on the Lima Stock Exchange, or in the Depositary selling the underlying common shares on the Lima Stock Exchange and giving the proceeds of such sale to holders who did not surrender the ADSs. Such sales may affect or have affected the price of our common shares.

We have identified material weaknesses in our internal control over financial reporting related to our information technology IT systems, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common shares

Our management, with the participation of the Chief Executive Officer and Vice President of Corporate Control and Financial Planning, and the oversight of the Audit Committee of our Board of Directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, using the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2023, because the following material weakness was identified in our internal control over financial reporting: our information technology general controls related to our information technology (IT) systems were ineffective. Therefore, our automated process-level controls and manual controls dependent upon the accuracy and completeness of information derived from those IT systems were also ineffective because they could have been adversely impacted.

We are in the process of implementing measures to address these material weaknesses. We may not be able to remediate these identified material weaknesses. Moreover, we may in the future discover other areas of our internal controls that have material weaknesses or that need improvement, particularly with respect to businesses that we acquire.

Any failure to maintain an effective internal control over financial reporting, or implement required new or improved controls, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common shares, which may impact our reputation and thereby adversely affect our financial performance.

The market price and liquidity of our common shares may fluctuate significantly, and you could lose all or part of your investment

Volatility in the market price of our common shares may prevent you from being able to sell your common shares at or above the price you paid for them. The market price and liquidity of the market for our common shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, among others: actual or anticipated changes in our results of operations, quarterly fluctuations, or failure to meet expectations of financial market analysts and investors; investor perceptions of our prospects or our industries; operating performance of companies comparable to us and increased competition in our industries; new laws or regulations or new interpretations of laws and regulations applicable to our business; general economic trends in Peru; catastrophic events, such as earthquakes and other natural disasters; and developments and perceptions of risks in Peru and in other countries.

Substantial sales of common shares could cause the price of our common shares to decrease

Significant shareholders hold a large number of our common shares. These securities are eligible for sale. The market price of our common shares could decline significantly if we or our significant shareholders sell securities in our company or the market perceives that we or our significant shareholders intend to do so.

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

On November 2, 2020, the general shareholders’ meeting of the company approved a financial plan that included (i) the issuance by the company of convertible bonds in an amount up to US$90 million and (ii) the issuance of corporate bonds in an amount up to US$350 million. On August 13, 2021, AENZA issued Convertible Bonds in a total principal amount of US$89.9 million. The Convertible Bonds matured in February 2024, beared interest at a rate of 8%, and were payable quarterly. The Convertible Bonds were convertible into shares as of the sixth month from the date of issuance. In accordance with the terms and conditions of the Convertible Bonds, holders of Convertible Bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022 we issued 37,801,073 new common shares. Additionally, holders of Convertible Bonds in a principal amount equivalent to US$78.9 million exercised their conversion rights and, on March 31, 2022, we issued an additional 287,261,051 new common shares. After these conversions, the Convertible Bonds were fully cancelled.

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

Minority shareholders in Peru are not afforded equivalent protections as minority shareholders in other jurisdictions and investors may face difficulties in commencing judicial and arbitration proceedings against our company or the controlling shareholder.

Our company is organized and existing under the laws of Peru. Accordingly, investors may face difficulties in serving process on our company, officers, and directors or significant shareholders in the United States of certain other jurisdictions, and in enforcing decisions granted by courts located in other jurisdictions against our company, our officers and directors or significant shareholders that are based on securities laws of jurisdictions other than Peru.

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

Judgments of Peruvian courts with respect to our common shares will be payable only in soles

If proceedings are brought in the courts of Peru seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than soles. Under Peruvian exchange control limitations, an obligation in Peru to pay amounts denominated in a currency other than soles may be satisfied in Peruvian currency only at the exchange rate, as determined by the Peruvian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Peruvian investors with full compensation for any claim arising out of or related to our obligations under the common shares.

If securities or industry analysts publish unfavorable research about our business or if they cease to follow our business, the price and trading volume of the common shares could decline

The trading market for the common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades the common shares or publishes unfavorable research about our business, the price of the common shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for the common shares could decrease, which could cause the price and trading volume of the common shares to decline.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

With more than ninety years of experience, AENZA, formerly known as Graña y Montero S.A.A., is a leading Peruvian diversified conglomerate with operations in the infrastructure and energy concession business, real estate and E&C sectors, with a diversified and difficult-to-replicate portfolio of best-in-class assets and an attractive growth strategy. We operate under an integrated portfolio approach with complementary and synergistic businesses. In this regard, our infrastructure business has long-term concession contracts, with low to no demand risk and resilient cash flow generation capacity. Our energy business has limited resource risk with an average hit ratio of approximately 97% for commercial oil wells with a high reserve-replacement ratio of 1.21 (between 2015 and 2023). Only five oil wells drilled were not productive over the past five years. Furthermore, our Real Estate segment is backed by robust demand and public subsidies and our E&C segment is exposed to diverse industries driven by local and external economic cycles with a sizable market opportunity.

We are an important toll road concessionaire in Peru, operating three toll roads, including Norvial, the sole highway connecting Northern and Central Peru. Moreover, we are the concessionaire for Line 1 of the Lima Metro, the largest mass-transit rail system in Peru. We also operate a wastewater treatment plant and we provide services to maintain and operate our different infrastructure assets.

Our operations are also present in the oil and gas sector. As a leading energy concession operator in Peru, we have entered into significant long-term contracts with limited resource risk with an expiration between 20 and 30 years. Our operations include two productive oil fields and five multifaceted fuel storage facilities, all under extensive concession contracts signed with the Peruvian government, alongside ownership of a gas processing plan. Our top clients include Petroperu, ENEL, Repsol, Primax, Exxon and Marathon. Through our Energy segment, we accounted for 10.5% of the oil production and 17.7% of the fuel dispatch within Peru during 2023, according to the Ministry of Energy and Mines of Peru (“MINEM”).

Furthermore, we own Cumbra Peru, the largest construction company in Peru in terms of revenues according to Construcción Latinoamericana, with more than 90 years of operations and a long-standing track record for operational excellence. We have completed some of the most complex and large-scale infrastructure projects in Peru. We believe we are an integral part of Peru’s ongoing transformation with projects that contribute to the overall economic development of the country. In addition, our expertise, track record, scale and operational capabilities in Peru position us to take advantage of the country’s long-term favorable economic conditions and growth opportunities. We are also a niche leader in the real estate sector, focusing primarily on the affordable housing market.

With a permanent presence in Peru, Chile and Colombia, we are strategically located in Latin American countries with among the highest sustained growth rates in the region. We are well-positioned to capitalize on the significant infrastructure deficit and other business opportunities in Latin America.

The history of the company dates back to 1933, and the company has been listed on the Lima Stock Exchange since 1997 and, until December 7, 2023, on the NYSE:

●	The company traces its origins to its original predecessor, GRAMONVEL, which was founded more than 90 years ago.

●	We expanded our operations internationally in 1943 with our contract to build a Nestle factory in Venezuela.

●	In 1948, we began one of our largest projects since our founding—the construction of the city of Talara for the International Petroleum Company, which was completed in 1957.

●	In 1949, GRAMONVEL merged with Morris y Montero to form Graña y Montero Contratistas Generales S.A. (now Cumbra Peru, our engineering and construction subsidiary), expanding its service offerings and increasing its capacity to undertake large-scale infrastructure projects.

●	In 1983, we began a diversification strategy by developing complementary lines of business. In 1984, we founded UNNA Energía, our oil and gas subsidiary. In 1985, we partnered with Sonda S.A. (a Chilean IT services company) to form GMD S.A. (“GMD”), our IT services subsidiary. Beginning in 1987, we founded our real estate development business, which currently operates under Viva, which was incorporated in 2008.

●	In 1996, we reorganized our subsidiaries and founded Graña y Montero S.A.A., which became the principal shareholder of all our subsidiaries. In 1997, we listed our company on the Lima Stock Exchange.

●	In 1998, our company built Larcomar, a landmark shopping center in Lima that has become a popular tourist destination, which we sold in 2010.

●	In 2003, 2006 and 2007, we were awarded the concessions for the construction, operation and maintenance of the Norvial, Canchaque and Survial toll roads, respectively.

●	In 2007, we also developed the first large-scale affordable housing project in Lima, consisting of 3,400 apartment units and located in the district of El Agustino.

●	In 2012, we began operating the Lima Metro.

●	In July 2013, we listed our company on the NYSE.

●	In 2012 and 2013, we acquired 74.0% and 6.4%, respectively, of Ingeniería y Construcción Vial y Vives S.A. (“Vial y Vives”), an engineering and construction company specializing in the Chilean mining sector. In August 2013, we acquired 86.0% of DSD Construcciones y Montajes S.A. (“DSD Construcciones y Montajes”), a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sectors in Chile and Latin America. In July 2014, our subsidiary Vial y Vives merged with DSD Construcciones y Montajes to form Vial y Vives-DSD S.A. (“Vial y Vives-DSD”), through our subsidiary GyM Chile SpA, we hold an 86.2% interest in Vial y Vives-DSD. As of the date of this annual report, we hold a 94.5% interest in Vial y Vives-DSD.

●	In December 2014, our subsidiary Cumbra Peru acquired 70% of the share capital of Morelco, a Colombian engineering and construction company specialized in the oil and gas and other energy sectors. As of December 2022, we own 100% of Morelco.

●	In April 2015, UNNA Energía started operations of its hydrocarbon extraction services in Blocks III and IV for Perupetro, in the provinces of Talara and Paita in northern Peru.

●	In 2020, Lima Airport Partners awarded our company, as a member of the Inti Punku Consortium, with a contract for the construction of the second runway of the Jorge Chávez International Airport.

●	In November 2020, the annual shareholders’ meeting of the company approved the change of the company’s name from Graña y Montero S.A.A. to AENZA, and, effective November 12, 2020, our common shares and ADSs became tradeable on the Lima Stock Exchange and the NYSE, under the ticker symbols “AENZ” and “AENZAC1", respectively. We have also re-named certain of our subsidiaries.

●	In May 2021, the company entered into a collaboration and benefits agreement (Acuerdo Preparatorio de Colaboración Eficaz y Beneficios) with Peruvian prosecutorial authorities, setting the amount of S/333.3 million plus US$40.7 million for civil reparations. On September 15, 2022, we entered into the Final Agreement on Settlement and Cooperation with Peruvian prosecutorial authorities which was approved by the Peruvian courts on August 11, 2023.

●	In August 2021, IG4 Capital successfully concluded its public tender over the Company’s shares and ADSs, becoming a significant shareholder of the company. A new, diverse Board of Directors was elected, and a new CEO, with 25 years of experience in infrastructure and capital-intensive industries, has been appointed. The newly appointed board and CEO are undertaking a turnaround process of the company.

●	In September 2021, Cumbra Peru, as a member of the Inti Punku consortium, was awarded with a contract for the construction for the expansion of Lima’s airport passenger terminal. This is the second mayor project that we have with our client Lima Airport Partners.

●	On November 27, 2023, we filed a Form 25 with respect to the delisting of our ADSs from the NYSE. The delisting became effective on December 7, 2023, and the termination of our ADS program was effective on February 26, 2024.

Following the delisting of the ADSs from the NYSE, AENZA intends to file a Form 15F with the SEC to terminate its reporting obligations under Section 13(a) and 15(d) of the Exchange Act. In the opinion of Management and the Board of Directors, this decision is expected to generate efficiencies for the Company, considering the low liquidity of the ADSs and the high annual costs of NYSE listing and SEC registration, and will not affect the Company’s long-term plans. AENZA’s shares continue to be listed on the Lima Stock Exchange.

AENZA’s journey reflects an unwavering commitment to innovation and excellence, supported by a strategic vision that has guided our expansion and diversification over the years. As we look to the future, we recognize that our continued success depends not only on maintaining our competitive edge in our operational sectors but also on strong governance and leadership that embody our values of ethics, transparency, and sustainability.

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

AENZA is a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. Our principal executive office is located at Avenida Petit Thuars 4957, Miraflores, Lima, Peru, and our main telephone number is +511-213-03000. Our website address is www.aenza.com.pe. Information contained on, or accessible through, our website is not incorporated in this annual report, and you should not consider any such information part of this annual report. The U.S. Securities and Exchange Commission (the “SEC”) maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

For information on our organizational structure, see “Item 4.C. Information on the Company–Organizational Structure.”

For information on our capital expenditures and divestitures, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

We have a diversified portfolio of business units that includes a leading infrastructure management and development platform in Peru, one of the top oil and gas companies in Peru, a leading position in the affordable housing market in Peru, and the largest engineering and construction company in Peru with permanent presence in Colombia and Chile.

The tables below show our revenues, profit (loss), Adjusted EBITDA, and backlog for the year from 2021 to 2023.

During 2023, we generated revenues of S/4,301.5 million (US$1,158.5 million), profit of the year of S/141.1 million (US$38.0 million), Adjusted EBITDA of S/729.8 million (US$196.6 million), and backlog of S/ 4,278.3 million (US$1,152.2 million).

	For the year ended December 31,
	2023(1)	2023	2022	2021
	(in millions of US$)	(in millions of soles)
Profit (loss) of the year	38.0	141.1	(362.1)	(101.8)
Financial expenses	51.2	190.0	156.5	262.6
Financial income	(8.4)	(31.3)	(15.5)	(5.8)
Interests for present value of financial asset or liability	(0.7)	(2.6)	86.0	-
Income tax	52.7	195.6	131.3	46.4
Depreciation and amortization	63.8	236.9	177.0	192.7
Adjusted EBITDA(2)	196.6	729.8	173.3	394.1

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

(2)	We define “Adjusted EBITDA” as net (loss) profit plus: financial income and expenses; interests for present value of financial asset or liability; income tax; and depreciation and amortization, Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (In each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Our Strengths

We believe our company’s strengths provide us with significant competitive advantages. Our principal strengths include the following:

Integrated Portfolio Approach with Four Business Units with Unique and Complementary Risk, Return and Growth Profiles

Aenza has a completely integrated and diversified portfolio of companies. Our Infrastructure companies have long-term concession contracts or fully owned assets under monopolistic or semi-monopolistic businesses giving anchor cash flows and predictable returns with low risk. Infrastructure and Energy represent almost 68% of the EBITDA. The E&C business has a diversified portfolio of companies with a regional footprint, offering synergistic support to the infrastructure and concessions businesses. Additionally, our Real estate business offers low execution risk with a clear and actionable pipeline of projects to reduce the housing gap in the country.

Leading Concessions Platform Built Upon a Diversified Portfolio of Assets with Long-Term, Low-Risk and Predictable Cash Flows

We have built a diversified portfolio of fully owned concessions that bring predictable cash flows to the company. Our main concessions include Linea 1, which is the only railway transport in Peru which transports almost 550 thousand passengers. Linea 1 revenues are not subject to demand risk but instead are based on the number of train kilometers traveled. This concession represents 56% of the Company’s profit for 2023 and over 16% of 2023 Adjusted EBITDA and the concession has 17 years left.

Our toll road concessions include Norvial, a heavily transited 182-kilometer highway with 3 toll stations. Norvial is critical for Peruvian trade and export flow and the inauguration of the Chancay port is expected to result in increased traffic for this asset as well. With US$66 million in Adjusted EBITDA, Norvial and Linea 1 represent the bulk of the concessions income.

We have an upstream oil and gas operation through the production of blocks three and four located in the northern region of Peru. The operation of both blocks has 21 years of remaining concession term and has over 514 fully operational wells on a consolidated basis. We produced over 4,000 barrels per day in 2023, equivalent to almost 11% of total national production. This concession has shown cash flow resilience even in low oil price scenarios and has the potential for exploiting proven underdeveloped reserves until 2045.

We operate five fuel storage and distribution terminals strategically located on the Northern and Central coasts of Peru where we offer reception, storage, and distribution services for refined liquid hydrocarbons such as diesel, gasoline, and aviation fuels, among others. The concession revenues are not directly related to oil prices and 10 years remain left in the concession’s terms.

Leading E&C Business with Unparalleled Experience in Complex and Large-Scale Projects

Our backlog amounted to S/ 4,278.3 million (US$1,152.2 million) as of December 31, 2023. We believe that our backlog, which as of December 31, 2023, represented 1.8x of our consolidated 2023 revenues, provides visibility as to our potential for growth in the coming years, although backlog may not always be an accurate indicator of future revenues. Our backlog and our ratio of historical backlog to revenues may not be reliable indicators of future revenues or profit. Moreover, we believe our backlog is strategically targeted to our key end-markets such as mining, infrastructure, power, energy, and real estate. As of December 31, 2023 31.2% of our backlog across our operating segments was comprised of contracts with the private sector and 59.8% of our backlog across our operating segments is comprised of concession contracts. Furthermore, we continuously evaluate bidding on contracts arising from the significant ongoing private and public investments in Latin America.

Synergistic Business Model to Drive Growth Through the Development and Execution of New Market Opportunities and Operational Excellence

We are a leader in the infrastructure sector in Peru, with a diversified and difficult-to-replicate portfolio of best-in-class assets and an attractive growth strategy. Our concession platform currently operates (i) the concessionaire for the Lima Metro (the largest mass-transit rail system in operation in Peru, transporting more than half a million individuals every day); (ii) Norvial (the most important highway connecting central and northern Peru; (iii) two additional toll roads; and (iv) a wastewater treatment plant. We also have over two decades of experience in the maintenance and operation of infrastructure projects, currently overseeing 1,258.1 kilometers of roads and highways across Peru with over two decades of expertise doing so.

On the energy side, we are one of the largest oil and gas producers and operators in Peru with long-term contracts with limited resource risk (approximately 97% hit ratio for commercial oil wells) and a high reserve-replacement ratio of 1.21 (between 2015 and 2023). We operate three producing oil fields and five multiple fuel storage facilities under long-term government contracts, and we also own a gas processing plant. Through our Energy segment, we accounted for 10.5% of the oil production and 17.7% of the fuel dispatch within Peru during 2023, according to MINEM.

We are also the largest construction company in Peru in terms of revenues according to Construcción Latinoamericana, with more than 90 years of operations and a long-standing track record for operational excellence. We have completed some of the most complex and large-scale infrastructure projects in the country, and we believe we are an integral part of Peru’s ongoing transformation with projects that contribute to the overall economic development of the country. We believe our expertise, track record, scale and operational capabilities in Peru position us to take advantage of the country’s long-term favorable economic conditions and growth opportunities. We are also a niche leader in the real estate sector, according to Fondo Mi Vivienda disbursement report, focusing primarily on the affordable housing market.

We operate under an integrated portfolio approach with complementary and synergic businesses. Our portfolio approach allows us to leverage our extensive E&C capabilities to develop new infrastructure projects that we operate under long-term agreements, while capturing sizable engineering, procurement, and construction (“EPC”) profits upfront. The Line 1 of the Lima Metro concession allows us to generate S/71 million (US$ 19 million) and S/509 million (US$ 137 million) revenues for Consorcio Red Vial 5 and Consorcio Huacho Pativial in the construction and design during first stage (2012-2015) and second stage (2014 to 2019), respectively. The Norvial concession allows us to generate S/163 million (US$ 44 million) and S/330 million (US$ 89 million) revenues for Consorcio Red Vial 5 and Consorcio Huacho Pativial in the construction and design during first stage (2003-2008) and second stage (2014 to 2019), respectively. Additionally, the Line 1 of the Lima Metro concession allows us to generate S/876 million (US$ 236 million) revenues for UNNA Transporte in operation and maintenance between 2015 and 2023. The Norvial concession allows us to generate S/238 million (US$ 64 million) revenues for UNNA Transporte in operation and maintenance from 2008 to 2023.

Also, each of our reportable segments have distinct and complementary risk, return, and growth characteristics. The Infrastructure segment has long-term, low-risk, and predictable cash flows; the Energy segment has sizable medium-term growth with limited resource risk and high reserve-replacement ratio; the Real Estate segment has stable business backed by robust demand and public subsidies; and the E&C business has exposure to diverse segments driven by local and external economic cycles.

Best-In-Class Off-takers and a Client Portfolio resulting in Limited Counterparty Risk

With presence in Peru, Chile, and Colombia, we are strategically located in Latin American countries known for their business-friendly policies, with relative macroeconomic stability. We are well-positioned to capitalize upon the significant infrastructure deficit and other business opportunities in Latin America.

In addition, we work with some of the most reputable and creditworthy clients across our different business segments, including of the largest global companies.

Under the infrastructure segment, some concessions revenues are backed by the Peruvian government, with an international rating of BBB which includes quarterly payments to the concessionaire within the yearly budget. The energy business cash flow generation is backed by Petroperu, a quasi-sovereign entity. Other clients include main hydrocarbon companies such as Repsol, also an investment-grade company.

Highly Visible and Resilient Profitability and a Cash Flow Generation Profile with Strong Momentum

Our concession assets have proven to be consistent, generating positive and stable results over the years. For instance, Lima Metro’s revenues do not depend on demand but consist of a quarterly fee that we receive from the Ministry of Transport and Communications based on the kilometers traveled per train and adjusted for inflation. This concession still has 17 years left and generated dividends of S/47.7 million (US$12.8 million) in 2023, a profit for the year of S/78.6 million (US$21.2 million), and an Adjusted EBITDA of S/114.6 million (US$30.9 million) in 2023, reflecting 56% of profit for the year and 16% of the Adjusted EBITDA of the Company.

	For the year ended December 31,
Adjusted EBITDA and Adjusted EBITDA Margin attributable to Linea 1	2023(1)	2023	2022	2021
	(in US$ millions)	(in millions of S/)
Profit (loss) of the year	21.2	78.6	69.3	42.1
Financial expenses	1.8	6.6	6.8	8.3
Financial income	(2.0)	(7.5)	(2.4)	(0.5)
Interests for present value of financial asset or liability	0.1	0.4	-	-
Income tax	9.7	36.0	31.8	19.4
Depreciation and amortization	0.1	0.4	0.3	0.6
Adjusted EBITDA	30.9	114.6	105.7	69.8
Revenue	111.3	413.2	388.8	348.9
Adjusted EBITDA Margin	28.0%	28.0%	27.0%	20.0%

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

Moreover, under our Norvial concession, we operate and maintain part of the only major highway that connects Lima to the north of Peru. Norvial’s revenues have proven to be stable as the toll rate is adjusted in accordance with a contractual formula that considers the sol/U.S. dollar exchange rate and Peruvian and U.S. inflation. Furthermore, traffic is resilient as the road is highly transited both by heavy vehicles, primarily for goods transportation, and by passenger vehicles. Additionally, Norvial charges toll fees in both directions, unlike other toll roads in Peru.

Robust Pipeline of Highly Accretive and Low-Implementation Risk Projects to Further Extend Infrastructure Asset Lives and Bring Additional E&C Opportunities

Our assets have a robust pipeline of of highly accretive and low-implementation risk projects that will allow us to further extend infrastructure asset lives and bring additional E&C opportunities. With regards to Linea 1, the construction of a new metro line in Lima requires an increased demand for infrastructure, including investments for the reduction of transport time and an increase in capacity by 50%. As for Norvial, the new port of Chancay requires an upgrade of the current infrastructure of Norvial’s network. We are currently working and negotiating with the Peruvian Government to implement an investment plan in exchange for an extension of the concession. Additionally, in Unna Energia we plan to increase the number of wells drilled per year from 56 to 75 for maximizing the proven underdeveloped reserves in Block III and IV until 2045.

Commitment to Implementing Market-Leading ESG Policies Across our Business Units

We have implemented an environmental and social management system across all our business units, in compliance with the best international standards and international certifications. The housing projects we work with receive green bonds from the Peruvian Government and we have received an ESG loan from IDB for US$20 million. Additionally, we have almost doubled our S&P Corporate Sustainability Assessment score from 23 in 2021 to 44 in 2023 and were included in the S&P/BVL Peru General ESG Index for three consecutive years which demonstrates our robust commitment to ESG.

Strategic Shift Towards a More Predictable Revenue Model

AENZA has undertaken during recent years to move from an engineering and construction-focused company to a concession platform. In May 2022, AENZA’s board of directors approved the change in the strategic plan for the Company. The objective was to leave behind a structure with autonomous subsidiaries without a defined central strategy to become a more stable, cash-generating company that maximizies synergies between its different business units. Aenza has already made significant progress to overcome the past by implementing a new governance structure and finalizing the the class action and plea bargain agreement with Peruvian authorities that has already been judicially recognized.  AENZA has also been working to recover the confidence of investors in the capital markets by having two capital increases for US$112.5 million, borrowing US$120 million under the Bridge Loan with lenders that are  first tier international banks and obtaining new letters of credit granted by leading industry players.

Our Strategies

Our overall strategy is to strengthen our business segments and capitalize on the reduction of the infrastructure gap across Latin America with governments seeking to heavily to invest in the sector over the following years to decrease this gap.

Considering the high entry barriers that the infrastructure business entails, AENZA’s plan is to leverage upon its leadership position as an infrastructure company and expand our business through potential organic and/or inorganic growth opportunities while preserving a solid and robust capital structure. Part of the use of proceeds from the bond will be used to fund growth capex in our existing business segments.

In addition, as part of our strategy, we also plan to enhance our other business segments. We will seek to obtain financing to acquire additional landbank, reducing the Peruvian housing deficit (around 1.9 million homes in Lima Metropolitana). We will seek to grow our Engineering and Construction business by consolidating its position in Chile and Colombia and continue to strengthen its focus in Peru by participating in the country’s main projects in the sectors in which we operate, while focusing on a specific set of projects in which we have a competitive advantage. We will seek to grow our Energy business, by continuing to deliver refined hydrocarbons from the terminals that we operate, and we will seek to advance production from Blocks III and IV and our gas plant in Talara.

For the next year, our strategy is to focus on the following initiatives:

●	enhancing our compliance best practices, including the continued strengthening of a strong compliance structure, policies, procedures and training in line with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption and anti-money laundering rules and regulations, supported by the redesign and implementation of new committee structures;

●	strengthening the Company’s corporate governance structure with best practices, including an evaluation of the Board of Directors’ performance to identify opportunities for improvement. This initiative underscores our commitment to transparency and continuous improvement, ensuring that our governance practices adhere to the highest international standards;

●	execution of our corporate reorganization proposal, involving the creation of two holding companies, one of which will be a regional infrastructure development platform. At the same time, we will continue to seek opportunities to complement our portfolio and strengthen our market position, aiming to become a leading player in concession management in the region; and

●	continue the ongoing discussions with the Peruvian Government regarding new projects associated with Línea 1 and Norvial.

Infrastructure

Our Infrastructure segment is composed of: (i) Line 1 of the Lima Metro, (ii) Norvial (operator of the Red Vial 5 highway concession) (together representing 34% of our Adjusted EBITDA and 95% of our Infrastructure segment), (iii) Survial (highway concession), (iv) Canchaque (highway concession), (v) La Chira Waste Water Plant and (vi) Unna Transportes (O&M contractor for our infrastructure assets).

The table below sets forth selected financial information for our Infrastructure reportable segment. This segment includes Norvial, Survial, Canchaque, UNNA Transporte, Line 1 of the Lima Metro, La Chira and Via Expresa Sur.

	As of and for the year ended December 31,
	2021		2022		2023		2023
	(in millions of S/, except as indicated)						(in millions of US$)(1)
Revenues	867.9		1,007.7		1,015.0		273.4
Profit for the year	69.8		144.2		123.2		33.2
Profit attributable to non-controlling interest	21.5		31.5		33.6		9.1
Net profit margin	8.0%		14.3%		12.1%		12.1%
Infrastructure Adjusted EBITDA	194.7		288.9		259.2		69.8
Infrastructure Adjusted EBITDA Margin	22.4%		28.7%		25.3%		25.3
Backlog (in millions of S/)(2)	1,782.1		2,009.1		1,990.1		536.0
Backlog/revenues ratio(2)	2.1	x	2.0	x	2.0	x	2.0	x

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

(2)	For more information on our backlog, see “—Backlog.” Does not include our Norvial toll road concession. Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

	For the year ended December 31,
Adjusted EBITDA in the Infrastructure Segment	2023(1)	2023	2022	2021
	(in US$ millions)	(in millions of S/)
Profit (loss) of the year	33.2	123.1	144.2	69.8
Financial expenses	8.5	31.4	35.6	36.2
Financial income	(4.2)	(15.6)	(4.8)	(1.9)
Interests for present value of financial asset or liability	0.6	2.1	0.3	-
Income tax	15.2	56.6	52.2	69.8
Depreciation and amortization	16.6	61.6	61.5	60.7
Adjusted EBITDA(2)	69.8	259.2	288.9	194.7

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

(2)	We define “Adjusted EBITDA” as net (loss) profit plus: financial income and expenses; interests for present value of financial asset or liability; income tax; and depreciation and amortization. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (In each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Our strategy for our Infrastructure segment is to maintain our current stable and resilient projects and leverage upon our leadership position as an infrastructure company in Peru, in order to expand our business into nearby countries such as Chile, Colombia and Brazil. We will look to grow both organically and inorganically, via expansion of our existing concessions and the acquisition of existing assets across the region, to continue being a leading concession development platform in the region. Considering the significant infrastructure deficit in Latin America, the high entry barriers that the infrastructure business entails, our acquired know-how, and the synergy between the concessions and our in-house operating and maintenance company (including providing construction services to other subsidiaries, negotiating energy contracts with suppliers, and UNNA Transporte providing services to other concessions), we are well-positioned to take advantage of opportunities and expand our current geographical footprint. The following table shows selected information about our current concessions and long-term contracts as of December 31, 2023.

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

Line 1 of the Lima Metro

In 2011, we were awarded a 30-year concession for the operation of Line 1 of the Lima Metro, Peru’s only urban railway system as of 2023. The concession was awarded to our subsidiary Línea 1, in which we hold a 75% ownership interest, with the other 25% being held by Ferrovías Participaciones S.A. Our obligations under the contract include: (i) the operation and maintenance of the five trains provided by the government; (ii) the acquisition of 19 new trains on behalf of the Peruvian government, which will be the legal owner of such trains; (iii) the operation and maintenance of the 19 new trains (24 trains in the aggregate); and (iv) the design and construction of the railway maintenance and repair yard, which was built by our E&C segment. The construction of the second stretch of Line 1 was completed in July 2014, and started operations on July 25, 2014.

We entered into the fourth addendum to the Lima Metro concession contract on July 11, 2016, in order to expand the transportation capacity of Line 1. In accordance with the fourth addendum, the expansion project involves: (i) the purchase of 20 new trains with five-car from Alstom; (ii) the purchase of 39 new cars from Alstom, to be coupled with the 19 existing Alstom trains and the 20 new Alstom trains, resulting in a consolidated fleet of 39 Alstom trains with a six-car configuration; and (iii) the expansion and improvement of the existing infrastructure, including revamping and improvement of five stations, improvements in the electrical systems, a new access route to the maintenance workshop and new switches on the main track. The construction of the expansion of the infrastructure was carried out by our E&C segment (which highlights our highly synergistic business between our E&C and Infrastructure segments) and completed by the end of 2018, with the additional trains and rail cars delivered by the end of 2019.

As compensation for the investments on the expansion project, we are entitled to receive from the Ministry of Transportation and Communication an advance payment equal to the 30% of each investment component, as well as the balance of 70% of each investment component, which is expected to be compensated through an annual payment for complementary investments (pago anual por inversiones complementarias). The latter represents the unconditional and irrevocable right to receive a series of 56 quarterly payments from the Ministry of Transportation and Communication. In 2016, we received the advance payment of the trains and cars and, in the third quarter of 2017, we received the advance payment corresponding to the infrastructure expansion.

Our revenue from this concession consists of a quarterly fee that we receive from the Ministry of Transport and Communications based on the kilometers traveled per train and adjusted for inflation, with the fee per kilometer, the number of trains required to be in operation and the number of kilometers that we are required to travel established by the terms of the concession. Our revenues do not depend on passenger traffic volume.

As of December 31, 2023, we operated 44 trains (including four backup trains), which we expect to enable us to travel 4,811,779.65 guaranteed kilometers per year. In addition to the guaranteed kilometers stated in the contract, Line 1 traveled 478, 190 and 136 additional thousand kilometers in 2021, 2022 and 2023 respectively. The average frequency of the trains is 3 to 10 minutes, depending on the schedule and the price per kilometer traveled is, for our original 24 trains, S/96.84, and for our 20 newer trains, S/63.25.

Pursuant to the concession, we must comply with certain requirements in the operation of the trains. According to the concession, at least 95% of our trains must be running and available for use and not less than 85% of our trains that are available for use must arrive to destination on scheduled time.

The performance of the kilometers traveled has remained relatively stable over the past five years with no new addition to our rolling stock. However, the number of passengers has increased significantly over the past three years, reaching levels close to 2019.

The below graphic show Línea 1’s kilometers traveled, number of passengers and amount of rolling stock for 2018 through 2023.

Source: Company Information

Toll Roads: Norvial, Survial, and Canchaque

Peru’s economic development is underpinned by a strong government commitment to infrastructure investment, with a particular focus on improving the country’s road system through the award of new concessions to the private sector. We believe this commitment offers significant opportunities to our Infrastructure segment. The following map shows the location of the Norvial road in Peru.

Our Infrastructure segment currently has three toll road concessions through our subsidiaries Norvial, Survial and Canchaque. All three toll roads are currently in operation, and we have the authorizations, permits and licenses necessary to fulfill our obligations under each concession, including releases of rights of way. All of our toll road concessions have utilized the construction services of our E&C segment, and the roads are currently operated and maintained by our subsidiary UNNA Transporte.

Norvial

Under our Norvial concession, we operate and maintain part of the only major highway that connects Lima to the northwest of Peru. This 182.5-km road, known as Red Vial 5, runs from the cities of Ancón to Pativilca and has three toll stations. The concession was awarded to Norvial in 2003 for a 25-year term. In June 2018, the Company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. Our company continues to possess 67% of voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns 16.8% and Inversiones en Infraestructura Peru S.A.C. owns 16.2%.

Norvial’s revenue derives from the collection of tolls. For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that considers the sol/U.S. dollar exchange rate and Peruvian and U.S. inflation. We are required to transfer 5.5% of our monthly toll revenue to the Peruvian Ministry of Transport and Communications and pay a 1% regulatory fee to the Peruvian Supervisory Agency for Investment in Public Transportation Infrastructure.

Our obligations under the concession include expanding the already existing road by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 (with an estimated investment of US$44 million), and the second stage commenced in the second quarter of 2014 and was completed by the end of 2019 (with an estimated investment of US$89 million). Furthermore, we have invested more than US$60 million since 2008 for the operation and maintenance of this concession.

Unlike other toll roads in Peru, Norvial charges toll fees in both directions. Our road is highly transited both by heavy vehicles, primarily for the purpose of transporting goods, and also by passenger vehicles, which typically use the road to access tourist destinations. In June 2018, we signed an investment agreement with BCI Peru to monetize future dividends of Norvial. The amount of the transaction was US$42.3 million, the proceeds of which were applied to the reduction of indebtedness. In May 2020, the Peruvian Congress suspended the payment of tolls on roads during the initial period of COVID-19 quarantine. Nonetheless, the Peruvian Constitutional Court struck down the statute effective June 30, 2020, and in January 2024, we collected compensation for tolls which were suspended during that period.

Through Norvial we hold the concession contract for 25 years (2003 through 2028) with demand risk (traffic) in the self-finance modality. Norvial is responsible for the operations and maintenance of the road infrastructure of Ancón-Huacho-Pativilca highway. The performance of our traffic through the concession, specifically the heavy vehicles traffic, has increased significantly, even above pre COVID-19 pandemic levels. This increase is related to GDP growth and to the end of COVID-related restrictions. In addition, the clear indexation mechanism allows us to maintain a stable growth.

The below graphic shows Norvial’s average tariff prices in U.S. dollars, heavy vehicles traffic and light traffic vehicles for 2018 through 2023.

Source: Company Information

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

Our revenue from this concession consists of an annual fee paid to Survial by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of maintenance required due to road damages. In 2021, 2022 and 2023, the fee amounted to S/34.1 million (US$8.5 million), S/77.0 million (US$20.2 million), and S/77.1 million (US$20.8 million), respectively. Our revenue in this concession does not depend on traffic volume.

Additional revenues of the concession are generated from the execution of additional works, work we perform as a result of catastrophic events and emergency maintenance. These revenues are billed when approval is received from the grantor and/or the regulator of the work in progress.

In 2021, 2022 and 2023, the additional revenues amounted to S/1.0 million (US$0.3 million), S/0.1 million (US$0.02 million), and S/0.6 million (US$0.15 million), respectively.

Canchaque

Under our Canchaque concession, we operate and maintain a 77 km road from the towns of Buenos Aires to Canchaque, in Peru. The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15-year term. We own 99.96% of Canchaque. Our obligations under the concession include the construction of the road, which was completed in 2009. Our revenue from this concession consists of quarterly fee paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which fee can vary depending on the amount of road maintenance required due to road wear and tear. In 2021, 2022 and 2023, the fee amounted to S/4.9 million (US$1.3 million), S/5.2 million (US$1.3 million), and S/5.4 million (US$1.5 million), respectively. Our revenue in this concession does not depend on traffic volume.

Additional revenues of the concession are generated from the execution of contractual and additional works, work we perform as a result of catastrophic events and emergency maintenance. These revenues are billed when approval is received from the grantor and/or the regulator of the work in progress.

In 2021, 2022 and 2023, the additional revenues amounted to S/14.5 million (US$3.6 million), S/0.1 million (US$0.03 million) and S/0.6 million (US$0.15 million), respectively.

La Chira

In 2010, we were awarded a 25-year concession for the design, finance, construction, operation and maintenance of La Chira wastewater treatment plant in the south of Lima. The project is aimed at addressing Lima’s environmental problems caused by sewage discharged directly into the sea. We hold a 50% share in this concession and our partner Acciona Agua holds the remaining 50%. The plant began operations in June 2016.

La Chira’s total investment in the concession was S/250 million (US$67.3 million). La Chira is entitled to collect (i) an annual payment for the investment made in the construction of the project for an amount of S/32.5 million (US$8.8 million), and (ii) and annual payment for the operation and maintenance of the project. These fees are paid by Sedapal S.A., the public utility company responsible for the supervision of the water service in Lima, for a period of 25 years. We funded our construction costs related to La Chira through the sale of government certificates to financial institutions, and, as a result, will not receive future cash flows from the annual payment owed pursuant to item (i). See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Infrastructure.” A joint operation in which our E&C segment participated in the construction of the wastewater treatment plant.

Operation and Maintenance of Infrastructure Assets

We began providing our operation and maintenance of infrastructure assets services in 1994 when we were awarded the concession for the Arequipa Matarani highway in southern Peru. With this expertise, in 2003, we began providing operation and maintenance services to Norvial. In 2007, the Peruvian government initiated Proyecto Peru, a program aimed at maintaining roads not under concession to ensure their longevity. Proyecto Peru allowed us to develop new business opportunities providing maintenance services to more than 4,000 km of public roads in Peru.

We carry out our infrastructure O&M business through Unna Transporte S.A.C., which AENZA wholly owns. Our revenue in the operation and maintenance of infrastructure assets is generated either from fees we charge to Norvial, Survial, Canchaque, Chinchaypujio, and Line 1 to operate and maintain our concessions or from government payments through maintenance service contracts we have been awarded. As depicted in the chart below, we operate and maintain 1,258.1 km of Peruvian roads and highways, including our own highway concessions, in addition to Line 1.Unna Transporte is a key part of our concession assets as it: (i) provides quality and reliable support to our operations, (ii) is a highly specialized company in the operation and maintenance of our concession portfolio with a significant track record, (iii) provides highly synergistic support to our concession assets and (iv) provides unique intangible capital built-up (knowledge-drive business) that allows our operations to comply with the operational requirements established in our concession contracts.

Operation and Maintenance of Infrastructure Assets as of December 2023

Total 1,258.1 KM

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

Additionally, our strategy for our Infrastructure segment is to maintain our current stable and resilient projects and leverage upon our leadership position as an infrastructure company in Peru, in order to expand our business, while maintaining the strengths of this segment.

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

Energy

For the year ended December 31, 2023, 70% of our Energy segment revenue was derived from the oil and gas business, 11% from the gas plant business, 14% from distribution and storage, and 5% from the operation of the Pisco Camisea fuel terminal in association.

The table below sets forth selected financial information for our Energy segment.

	As of and for the year ended December 31,
	2021	2022	2023	2023
	(in millions of S/, except as indicated)			(in millions of US$)(1)
Revenues	541.9	633.8	682.7	183.9
Profit for the year	57.8	63.9	52.8	14.2
Profit attributable to non-controlling interest	51.3	(7.1)	6.6	1.8
Net profit margin	10.7%	10.1%	7.7%	7.7%
Energy Adjusted EBITDA	173.7	184.2	236.3	63.6
Energy Adjusted EBITDA Margin	32.0%	29.1%	34.6%	34.2%

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

Our strategy is to develop the oil reserves of Block III and IV, to consolidate our storage business, and to look for new opportunities in the natural gas business. Through our Energy segment, we accounted for 10.5% of the oil production and 17.7% of the fuel dispatch within Peru during 2023, according to the MINEM.

	For the year ended December 31,
	2023(1)	2023	2022	2021
	(in US$ millions)	(in millions of S/)
Profit (loss) of the year	14.2	52.8	63.9	57.8
Financial expenses	5.5	20.3	17.7	36.2
Financial income	(0.7)	(2.6)	(1.7)	(1.9)
Interests for present value of financial asset or liability	0.7	2.7	(2.1)	-
Income tax	6.4	23.7	30.9	29.9
Depreciation and amortization	37.5	139.4	75.5	60.7
Adjusted EBITDA(2)	63.6	236.3	184.2	194.7

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

(2)	We define “Adjusted EBITDA” as net (loss) profit plus: financial income and expenses; interests for present value of financial asset or liability; income tax; and depreciation and amortization. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (In each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

The following table shows selected information for our Energy business as of December 31, 2023.

Project	Year Granted	Initiated Operations	Expiration	Characteristics	% Owned by Us	Status
Energy:
Block V	1993	1993	2023	Avg. daily production of 84 bbl (2023)	100.0%	Expired
Block III	2015	2015	2045	Avg. daily production of 1,608 bbl (2023)	100.0%	Operating
Block IV	2015	2015	2045	Avg. daily production of 2,404 bbl (2023)	100.0%	Operating
Gas Processing	2006	2006	N/A	Avg. daily processing capacity of 28.63 millions of cf	100.0%	Operating
North and Central Fuel Terminals	2014	2014	2034	Aggregate storage capacity of 2,695 thousand of bbl	50.0%	Operating

We have more than 40 years of experience developing and operating energy projects in Latin America and currently operate three energy businesses within our Energy segment:

(i)	Oil and Gas: We have been operating and extracting oil from three onshore fields (Block III, Block IV and Block V, and previously operated Block I) located in the provinces of Talara and Paita in northern Peru. As described in more detail below, we have two long-term license contracts (Blocks III and IV) with Perupetro, the Peruvian entity responsible for the administration and supervision of all exploration and production contracts in Peru, which started operations in April 2015 and sell 100% of their oil production to Petroperu. In addition, we had a hydrocarbon extraction service contract with Perupetro, under which we have been operating the oil producing field Block V, which expired in October 2023. During 2023, the oil production of our three blocks was 4,098 bbl per day on average.

(ii)	Natural Gas: We own and operate a natural gas processing plant located in northern Peru, which processes and fractions natural gas, sells the liquids, and delivers dry gas to a gas-fired power generation company under a long-term processing and fractionation agreement. This operation benefits approximately 10 million Peruvian households. Our main clients are Aero Gas del Norte S.A.C., Lima Gas S.A., SOLGAS S.A., GM&G Hidrocarburos S.A.C., Punto Gas S.A.C., Corporacion Primax S.A., Gases del Norte del Peru S.A.C. (GNS), Piura Gas S.A.C., Mega Gas S.A.C and Enel Generación Piura.

(iii)	Transport and Distribution: We are a 50% partner in Terminales del Peru, a consortium which has a contract with Petroperu to operate and maintain five fuel storage terminals until 2034.We dispatched 43.7 thousand of barrels per day in 2023.

In addition, we are a 50% partner in Oil Tanking Andina Services S.A.C. (“OTAS”). This subsidiary operates a fuel terminal named Terminal Marino Pisco Camisea under a contract subscribed with Pluspetrol to operate an export terminal for gasoline, diesel, propane and butane. Additionally, through OTAS, we are also a 25% partner in Logística Químicos del Sur S.A. (“LQS”), which operates the Terminal de Químicos de Matarani and which dispatched 58,372 tonnes of sodium hydrosulfide for international mining companies in 2023 and 57,508 tonnes in 2022.

The pie charts below set forth the breakdown of our revenues, profit for the year, and Adjusted EBITDA from our Energy segment for 2023.

Oil and Gas Production

We have been operating and extracting oil from three onshore fields (Block III, Block IV and Block V) located in the provinces of Talara and Paita in northern Peru. We have two long-term license contracts with Perupetro, the Peruvian entity responsible for the administration and supervision of all exploration and production contracts in Peru, (Blocks III and IV) which started operations in April 2015. All of the crude oil production from these blocks is sold to Petroperu, the national oil and gas company, but we retain the possibility to sell to third parties in case Petroperu is not able to acquire our full production. In addition, we also operated Block V, an oil producing field, pursuant to a hydrocarbon extraction service contract with Perupetro, which expired in October 2023. During 2023, the oil production of our three blocks was 4,098 bbl per day on average. The hydrocarbons extracted under Block III and IV are owned by our subsidiary UNNA Energia, who sells the oil to Petroperu based on the average prices of three international crude oil prices: Fortis, Suez Blend and Oman Blend crudes.

We have contractual obligations under our licence agreements with Petroperu in Block III and Block IV. We have capital expenditure commitments under these agreements. In 2023, as a result of the Yaku cyclone that impacted northern Peru and the El Niño phenomenon, we did not reach our contractual amounts under these agreements. Pursuant to the terms of these contracts, we have force majeure rights for delayed drilling as a result of such events.

Source: Company Information

Source: Company Information

The following table shows selected information about our fields active in 2023.

Property	Basin	UNNA Energía’s Ownership	Expiration	Developed Acres	Undeveloped Acres
Block III	Talara	100%	2045	7,700	39,029
Block IV	Talara	100%	2045	10,424	47,592
Block V (concession expired)	Talara	100%	October 2023	1,880	20,502

UNNA Energia pays royalties to Perupetro, calculated in accordance with a defined, pre-agreed and transparent contractual formula that accounts for price, volume, income and expenses of each block. Our activities are focused on proved reserves development and production and are conducted in mature oil fields, which have been producing oil for over 95 years in the case of Block III, over 95 years in the case of Block IV, and over 50 years in the case of Block V. We believe our activities in these fields bear limited exploration risk supported by the high hit ratio of approximately 97% for commercial oil wells. Only five oil wells drilled were not productive over the past five years.

Block III:

We operate and extract oil and natural gas from Block III under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2023 was 1,608 barrels of crude oil. We operate 137 wells using various oil extraction systems and operate a network of production batteries and pipelines to collect, measure and deliver oil in a control point close to the Talara refinery, which purchases the oil pursuant to the terms of a contract. The contract sets forth a purchase price formula based on the average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, as adjusted by certain factors. The field is located between the provinces of Talara and Paita, department of Piura, in northern Peru, 43 miles from the Talara refinery. Our principal capital expenditure commitment under this agreement consists of (i) the exploitation phase (years 2-11), during which we are committed to drill23 development wells per year (230 wells); and (ii) exploitation phase 2 (years 12-26), during which we are committed to drill at least 10% of the locations of proved undeveloped reserves identified in the reserves report submitted yearly to MINEM. In 2022, we started the first drilling campaign (out of ten campaigns), which was completed in 2023, including the drilling of the remaining. For the second campaign, started in 2023, Unna Energía drilled seven out of the twenty-three wells. The total capital expenditure in 2023 for the eleven wells was of S/53.8 million (US$14.5 million). The estimated average capital expenditure per well was US$1.2 million.

Block IV:

We operate and extract oil and natural gas from Block IV under a 30-year license agreement with Perupetro, which expires in April 2045. Average daily production during 2023 was 2,404 barrels of crude oil. We operate 377 wells using various oil extraction systems and operate a network of production batteries, including two pipelines used to collect, measure and deliver oil in a control point close to the Talara refinery, which purchases the oil pursuant to the terms of a contract. The contract sets forth a purchase price formula based on the average price of three international crude oil prices: Fortis Blend, Suez Blend and Oman crudes, adjusted for costs related to hydrocarbon transportation. The field is located in the province of Talara, department of Piura, in northern Peru, 21 miles from the Talara refinery. Our principal capital expenditure commitment under this agreement consists of (i) the exploitation phase (years 2-11), during which we are committed to drill 33 development wells per year (330 wells); and (ii) exploitation phase 2 (years 12-26), during which we are committed to drill at least 10% of the locations of proved undeveloped reserves identified in the reserves report submitted yearly to the MINEM. As of December 31, 2023, we have drilled 198 development wells and two exploratory wells at a cost of S/427.4 million (US$115.1 million). The estimated average capital expenditure per well was US$0.6 million.

Block V:

We operated and extracted oil and natural gas from Block V under a 30-year hydrocarbon extraction service contract with Perupetro, which expired in October 2023. Average daily production during 2023 in this field was 165 barrels of crude oil. We operated 43 wells in this field using various oil extraction systems. The Block V field is located in the province of Los Órganos, department of Piura, Peru, close to the border with Ecuador. Block V has been producing oil since the 1950s.

The map below shows the geographic location of our oil producing blocks in northern Peru.

For Block V, we were entitled to a variable fee paid by Perupetro, which was based on the level of production of each field and a price formula that is based on an average price of three international crude oil prices: Fortis blend, Suez blend and Oman crudes, and a discount over this price of 72% per barrel. For Block III and Block IV, we pay royalties to Perupetro based on an average price of three international crude oil prices, Fortis blend, Suez blend and Oman crudes, as well as the production and the incomes and expenses of each block. The royalties paid to Perupetro were S/ 120.7 (US$30.2) per barrel during 2021, S/ 177.7 (US$46.4) per barrel during 2022, and S/ 146.7 (US$39.5) per barrel during 2023.

During 2021, 2022, and 2023, we received an average revenue (for all blocks) of S/ 274.8 (US$68.73), S/ 356.2 (US$93.24), and S/ 303.5 (US$ 81.73) respectively, per barrel of extracted oil, which was equivalent to 91.2%, 92.1%, and 99.1% respectively, of average Brent crude oil prices in the same years. We are not committed to provide a fixed volume of oil or natural gas under our four contracts.

We produce natural gas as a byproduct of the production of crude oil (an average of 6.1 MMcf per day in Block III and 4.6 MMcf per day in Block IV during 2023). In Block IV, a certain volume of natural gas extracted is used as fuel and the excess is sent to our Pariñas plant to be processed and commercialized as liquid and dry gas. In June 2022, we started our contract with Lima Gas pursuant to which we compress and sell compressed natural gas (CNG) (average of 0.8 MMcf per day) to Lima Gas. In Block V, we reinject the natural gas produced back into the wells. In Block III, we use part of the produced gas as fuel to operate well equipment (pumping units) and we are looking for a market to sell the excess. In this regard, we signed an agreement with Gasnorp pursuant to which we started delivering natural gas in 2023. Our revenues for the sale of natural gas (liquid and dry gas) were S/23.2 million (US$6.2 million) in 2023 in our Exploration and Production unit.

Estimated Proved Reserves:

We have a significant track record of reserves replenishment, mainly explained by our high reserve-replacement ratio of 1.21 between 2015 and 2023, which allow us to have more visibility regarding our production over the duration of our concession contract.

The following table sets forth estimated proved, probable and possible crude oil and natural gas reserves in Blocks III and IV as of December 31, 2023.

	Crude Oil (Mbbl)	Natural Gas (MMcf)	Crude Oil Equivalents (MBoe)(1)
Block III:
Proved developed producing	1,177.5	2,790.6	1,642.6
Proved developed non—producing	370.7	865.3	514.9
Proved undeveloped	6,568.2	14,271.9	8,946.9
Total proved	8,116.4	17,927.7	11,104.4
Probable	5,426.4	8,920.9	6,913.2
Total proved plus probable	13,542.7	26,848.6	18,017.6
Possible	5,181.1	7,645.0	6,455.3
Total proved plus probable plus possible	18,723.8	34,493.6	24,472.9
Block IV:
Proved developed producing	5,073.1	1,478.3	5,319.5
Proved developed non—producing	398.6	0.0	398.6
Proved undeveloped	4,261.7	0.0	4,261.7
Total proved	9,733.3	1,478.3	9,979.8
Probable	4,734.1	0.0	4,734.1
Total proved plus probable	14,467.5	1,478.3	14,713.9
Possible	3,468.4	0.0	3,468.4
Total proved plus probable plus possible	17,935.9	1,478.3	18,182.3

Total:
Proved developed producing	6,250.6	4,268.9	6,962.1
Proved developed non—producing	769.3	865.3	913.5
Proved undeveloped	10,829.9	14,271.9	13,208.6
Total proved	17,849.8	19,406.1	21,084.2
Probable	10,160.5	8,920.9	11,647.3
Total proved plus probable	28,010.3	28,327.0	32,731.5
Possible	8,649.5	7,645.0	9,923.7
Total proved plus probable plus possible	36,659.8	35,972.0	42,655.1

(1)	Thousands of Barrels of oil equivalent (BOEs).

Source: Report on Reserves and Revenue as of December 31, 2023. PRMS Case. DeGolyer and MacNaughton.

Proved reserves are those quantities of oil and natural gas which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically feasible (i) from a given date going forward, (ii) from known reservoirs, and (iii) under existing economic conditions, operating methods and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. To achieve reasonable certainty, we employed methodologies that have proven and consistent results. The methodologies and economic data used to estimate the proved reserves in the fields include, but are not limited to, well logs, geologic maps, available down hole and production data, seismic data, and well test data.

Reserve amounts were based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent crude price for each month in the period from January to December 2023, which pursuant to our contractual agreements resulted in average oil and gas prices of US$82.8 per barrel and US$1.9 MMcf, respectively. For purposes of the reserve amount estimation, such prices were assumed to remain constant.

Proved undeveloped reserves in the fields as of December 31, 2023, were 13,208.6 Mboe, consisting of 10,829.9 Mbbl of crude oil and 2,378.7 Mboe (14,271.9 MMcf) of natural gas. During 2023, proved undeveloped reserves decreased by 813.2 Mboe of crude oil, mainly as a result of a decrease in drilling wells.

In 2023, 1,972 Mboe of proved undeveloped reserves were converted into proved developed reserves, consisting of 1,505 Mbbl of crude oil and 467 Mboe (2,805 MMcf) of natural gas due to due to drilling campaigns in Block III and Block IV.

Capital expenditures made during 2023, for both drilling activities and workovers to convert undeveloped reserves into proved developed reserves, amounted to S/156.3 million (US$42.1 million). The principal changes in proved undeveloped reserves during 2023 were:

●	In Block IV, proved undeveloped crude oil reserves decreased 763 Mbbl during 2023, as a result of revision type curves and lower number of proven locations.

●	In Block III, proved undeveloped crude oil reserves decreased 1,050 Mbbl during 2023 as a result of revision type curves and lower number of proven locations.

For changes in proved developed and undeveloped reserves from December 31, 2022 to December 31, 2023, see supplementary data (unaudited) annexed to our audited annual consolidated financial statements included in this annual report.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process:

The reserves estimates shown in this annual report have been prepared internally by our engineers in accordance with the definitions and guidelines of the SEC. Our reserves are estimated at the property level and compiled by our engineering staff. Our engineering staff interacts with our internal staff of operations engineers and geoscience professionals and with accounting employees to obtain the necessary data for the reserves estimation process. Our reservoir engineers and geoscience professionals have worked to ensure the integrity, accuracy and timeliness of the data, methods and assumptions used in the preparation of the reserves estimates. Mr. Javier Portuguez is our Reservoir Engineer. The reserves estimate report was submitted to our Committee of Reserves, which is formed by Mr. Iván Miranda (Exploration and Production Technical Manager), Mr. Jose Pisconte Lomas (Chief of Geology), and Mr. Manuel Gomez (Chief of Reservoir Engineering). Mr. Portuguez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 30 years of experience, developed as a production and reservoir engineer at Mercantile and Interoil Peru. Mr. Gomez holds a Petroleum Engineering degree from Universidad Nacional de Ingeniería in Lima, Peru and has 16 years of experience, most of it as drilling, completion, stimulation, and reservoir engineer. Mr. Pisconte Lomas, holds a Geologist Engineering degree and a Regional Geology Master’s degree from Universidad Nacional Mayor de San Marcos and has 31 years of experience in the oil industry. Mr. Miranda holds a degree in Petroleum Engineering from Universidad Nacional de Ingeniería in Lima and a Petroleum Engineering Master’s degree from Texas A&M University of Texas—USA, and has 39 years of experience in the oil industry developed at PetroPeru, Unipetro ABC, and UNNA Energia.

Production, Revenues, Prices and Costs:

The following table sets forth information regarding our production, revenues, prices and production costs for 2021, 2022, and 2023.

	For the year ended December 31,
	2021	2022	2023
Production volumes(1):
Crude oil (Mbbl)
Block I (terminated)	195.9
Block III	192.4	225.6	587.2
Block IV	690.7	850.8	877.6
Block V	34.1	38.3	23.8
Total (crude oil Mbbl)	1,113.1	1,114.7	1,488.6
Natural gas (MMcf)
Block I (terminated)	1,225.0
Block III
Block IV	202.8	696.1	1.147.2
Block V
Total (natural gas MMcf)	1,427.9	696.1	1,147.2
Crude oil equivalents (Mboe)	269.9	116.0	191.2
Total Company	1,383.0	1,230.7	1,679.8
Average sales prices(2):
Crude oil (US$/bbl)	64.61	91.91	82.41
Natural Gas (US$/Mcf)	5.23	2.62	2.73
Crude oil equivalents (US$/boe)	58.34	85.10	74.26
Costs and expenses(2):
Production expenses (US$/boe)	20.92	21.35	14.16
Royalties (US$/boe)	19.24	39.96	35.21
General and administrative expenses (US$/boe)	2.37	2.67	2.23
Depreciation, depletion, amortization and accretion expenses (US$/boe)	10.34	10.84	17.59

(1)	Hydrocarbons extracted from Block V belong to Perupetro, which in turns pays us a per barrel fee for extracted hydrocarbons. Hydrocarbons extracted from Blocks III and IV belong to UNNA Energia, which in turn pays a royalty to Perupetro for the amount of extracted hydrocarbons.

(2)	Crude oil sales volume differs from total production volume due to operational circumstances such as the inventory of product stored in our field batteries at the end of each monthly measurement. “Average sales prices” refers to the fees received in consideration for our extraction services, which do not equal the sales prices of crude oil. Average sales prices have been calculated using a basket price formula according to the service and license contracts of each block. Those pricing formulation is at a discount to global oil prices for Blocks I and V, and for Blocks III and IV we pay royalties on the oil extracted. Per unit costs have been calculated using sales volumes.

Acreage, Productive and Development Wells, Drilling:

The following table sets forth certain information regarding the total developed and undeveloped acreage as of December 31, 2023.

Formation(1)	Developed Acreage	Undeveloped Acreage
Block III
Salina Mogollón	7,700	3,758
Redondo	120	1,095
Amotape	1,750	2,370
Total Block III	7,700	39,029
Block IV
Pariñas	4,179	3,402
Palegreda	7,564	2,553
Mogollón	1,505	2,571
Total Block IV	10,424	47,592
Block V
Verdun	530	650
Ostrea	175	115
Mogollón	1,350	120
Total Block V	1,880	20,502
Total	20,004	107,123

(1)	Represents the areas of the main reservoirs quantified by blocks, which are multi-reservoirs at different depth levels and overlap with each other.

As of December 31, 2023, we had a total of 514 producing wells. Our wells are oil wells, many of which also produce natural gas. We do not have interests in wells that only produce natural gas. The following table shows the number of development and exploratory wells drilled during 2021, 2022 and 2023 in Blocks III, IV and V.

	For the year ended December 31,
	2021	2022	2021	2023
Development Wells
Productive	15	66		28
Dry	-	2		1
Total	15	68		29
Exploratory Wells
Productive	1	-		-
Dry	-	-		-
Total	1	-		-

During 2021, 2022 and 2023 we invested S/33.9 million (US$9.1 million), S/174.6 million (US$47.0 million) and S/88.5 million (US$23.8 million), respectively, in drilling activities. During 2023, we drilled a total of 17 wells in Block IV (one well was classified as not productive) and 12 wells in Block III (so far all productive wells).

Under the terms of our agreement with Perupetro, we are obligated to abandon the wells that we have drilled or produced and that, at the end of the agreement, have no remaining reserves. As of December 31, 2023, we estimated that we will abandon 115 wells in Block I until the end of 2028, 7 wells in Block V through the end 2025, and 40 wells in Block III and 35 wells in Block IV before April 2045. We have created a provision in our financial statements for the costs relating to those well closings. See Note 5.A (iv) to our audited annual consolidated financial statements included in this annual report.

Gas Processing Plant

We own a gas processing plant located 7 km north of the city of Talara in Piura, Peru. We currently have a delivery and gas processing and fractioning contract with Enel Generación Piura (formerly known as EEPSA), according to which Enel Generación Piura delivers wet natural gas that it purchases from onshore and offshore gas operators in the area. We then process and fraction the gas into two products: (i) dry natural gas, which can be used as fuel in Enel Generación Piura’s gas-fired turbine; and (ii) natural gas liquids, which are sold in the Peruvian market. Under the terms of the agreement, we are responsible for all operating costs of the gas processing plant but are also entitled to keep revenues from the sale of the natural gas liquids to third parties after payment of a variable royalty, based on the volume of gas processed, to Enel Generación Piura. Our current gas processing and fractionation contract with Enel Generación Piura expires in May 2024.

Our gas processing plant has the capacity to process up to 44 MMcf per day. We processed 30.41 MMcf per day during 2021, 31.68 MMcf per day during 2022, and 28.48 MMcf per day during 2023 (a major maintenance intervention that is conducted every 5 years and in which major parts of the plant are replaced, took place in our plant during 17 days between August and September 2023). Approximately 82.4% of the volume processed by our gas processing plant depends on the gas volumes provided by Enel Generación Piura for processing and use on its gas-fired turbines. These volumes vary per month and depend upon the power dispatch curve of Enel Generación Piura among Peruvian power generation plants. In rainy months (December to April) where hydroelectric power generation in Peru is typically higher, gas volumes demanded by Enel Generación Piura are lower than in dryer months (May to November) in which activity of thermal generators tends to be higher. During 2023, approximately 11.9% of the volume processed by our gas processing plant depends on the volumes of gas extracted by UNNA Energia in Block IV, approximately 4.8% depends on the volumes of gas provided by Petroperu, and the remaining 0.9% was provided by SAVIA and CNPC.

Fuel Storage Terminals

We are a 50% partner in Consorcio Terminales with a Peruvian affiliate of Oiltanking GmbH, one of the largest operators of independent terminals for bulk liquid storage. Consorcio Terminales was first awarded a concession for the operation of the South Fuel Terminals in 1997 and in 1998 of the North Fuel Terminals. The operation of the North Terminals ended on 2014 and the South Fuel Terminals were reverted to Petroperu in November 2019.

In June 2014, Terminales del Peru, a new consortium that included our subsidiary UNNA Energia and Oiltanking Peru, was awarded a concession for the operation of the North and Central Fuel Terminals for PetroPeru. The contracts have 20-year terms and consist of the operation of four terminals in the north and one terminal in the center of the country, providing storage and dispatching bulk liquid fuel. The contractual commitment of the committed investments was completed in 2021 investing approximately S/94.7 million (US$25.5 million) and achieving 100% completion on both projects. Regarding the additional investment (reimbursables), at the end of 2023, we reached a cumulative investment of S/440.9 million (US$119 million) out of the contractual commitment of S/690.6 million (US$186 million).

Our open-access terminals offer our customers dependable and critical handling and storage services for refined petroleum liquid products, maintaining high quality, safety, and environmental standards. We provide storage, handling and loading and uploading services for a broad range of refined petroleum liquid products, including gasoline, aircraft fuel, diesel, LPG and heavy fuel oil. We deliver the liquids into two types of transportation systems, railroad cars and cistern trucks. Because of the strategic location of our assets, our deep-water access, inland terminals and our aggregate storage capacity of 2.7 MMbbl in the North and Central Terminals, we believe that we are well-positioned to cover the needs of our clients, the two principal refineries in Peru (as of 2020). The map below shows the location of each of our fuel storage terminals in Peru.

Under the contracts, Terminales del Peru receives revenues paid in connection with monthly reserved volume in tanks for refined crude products (storage fee) and for volumes loaded and delivered into railroad cars or cistern trucks to each terminal (throughput fee). The storage fee per barrel, is based upon reserved volumes whether they are received or not. The throughput fee is paid based on effective barrels delivered per month. During 2021, 2022 and 2023, Terminales del Peru generated revenues of S/193 million (US$48.3 million), S/198.2 million (US$51.9 million) and S/194 million (US$52.2 million) (we are entitled to 50% of the joint operation revenues), respectively. Under the contract, Terminales del Peru is responsible for paying the fuel terminals operating and maintenance costs and also for paying a royalty fee to Petroperu based on effective barrels delivered each month.

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

Additionally, we are also a 25% partner in LQS through OTAS, which operates the “Terminal de Químicos de Matarani”, which dispatched 58,372 tonnes of sodium hydrosulfide for international mining companies in 2023 and 57,508 tonnes in 2022. During 2021, 2022 and 2023 these activities generated revenues in the aggregate of US$6.6 million (S/26.4 million), US$7.9 million (S/30.2 million) and US$9.3 (S/34.5 million), respectively.

Real Estate

Our Real Estate segment is focused on the development and sale of affordable housing and regular housing projects, and was one of the largest apartment building developers in Peru in terms of number of units sold and value of sales in 2023. Since commencing our operations in 1987, we have developed approximately 1,509,894 m2 of affordable housing (approximately 24,451 units); approximately 402,198 m2 of housing (approximately 2016 units); approximately 170,416 m2 of office space (approximately 903 offices); and approximately 43,000 m2 of shopping centers (three shopping centers and strip malls). Moreover, we are currently building approximately 75,622 m2 of affordable housing (approximately 1,297 units). Between 2015 and 2023, our Real Estate segment sold 8,728 units, consolidating its leading position in the development, promotion, commercialization, and execution of housing projects. We have a total of seven projects currently in execution in the housing sector: Los Parques del Callao, Los Parques del Mar, Los Parques Comas Club Residencial, Los Parques de Comas Villas, Los Parques de Carabayllo, Parques de Huancayo and Parques de Piura. As of December 31, 2023, we have US$303 million of potential sales value with our current landbank.

The table below sets forth selected financial information for our Real Estate reportable segment.

	For the year ended December 31,
	2021		2022		2023		2023
	(in millions of S/, except as indicated)						(in millions of US$, except as indicated)(2)
Revenues(1)	239.3		367.3		220.0		59.3
Profit for the year	13.0		82.9		28.2		7.6
Profit attributable to non-controlling interest	12.2		(51.8)		16.8		4.5
Net profit margin	5.4%		22.6%		12.8%		12.8%
Real Estate Adjusted EBITDA	36.9		137.7		54.6		14.7
Real Estate Adjusted EBITDA Margin (%)	15.4%		37.5%		24.8%		24.8%
Backlog (in millions of S/)(3)	179.8		167.9		153.9		41.5
Backlog/revenues ratio(3)	0.89	x	0.46	x	0.7	x	0.7	x

(1)	In 2021, 2022 and 2023 we recognized S/7.2 million, S/146.3 million, and S/29.5 million (US$7.9 million) respectively, in revenues from land sales.

(2)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

(3)

For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable period. Revenues are calculated for such period and converted into U.S. dollars based on the exchange rate published by the SBS at such period.

	For the year ended December 31,
Adjusted EBITDA in the Real Estate Segment	2023(1)	2023	2022	2021
	(in US$ millions)	(in millions of S/)
Profit (loss) of the year	7.6	28.2	82.9	13.0
Financial expenses	2.6	9.6	9.4	11.9
Financial income	(1.9)	(7.1)	(1.1)	(2.3)
Interests for present value of financial asset or liability	(1.4)	(5.3)	(2.6)	-
Income tax	6.3	23.3	42.9	6.6
Depreciation and amortization	1.6	5.9	6.2	7.6
Adjusted EBITDA(2)	14.7	54.6	137.7	36.9

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

(2)	We define “Adjusted EBITDA” as net (loss) profit plus: financial income and expenses; interests for present value of financial asset or liability; income tax; and depreciation and amortization. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (In each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

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

Our affordable housing line of business began developing affordable housing projects in 2001, following the Peruvian government’s efforts to address the country’s housing deficit, particularly for low-income families. We launched the first major affordable housing project in Peru in 2007, Parque Agustino, in Lima’s El Agustino neighborhood. Since 2001, we have completed 18 affordable housing projects. As of December 31, 2023, we are in the process of developing three affordable housing projects, including construction, presales and procuring required authorizations and permits. These projects consist of expansions of projects previously completed by us. Affordable housing consists of apartments, usually ranging between 50 and 72 m2 in size, that are purchased using government-sponsored support programs. The Peruvian government has adopted the Nuevo Crédito MiVivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. In order for a unit to qualify for the Nuevo Crédito MiVivienda program, its selling price must range between S/65,200 and S/464,200. In order for a unit to qualify for the Techo Propio new housing purchase program, its selling price must be less than S/55,000 for a single-family home or less than S/128,400 for a multi-family dwelling.

In order to be eligible for an affordable housing subsidy under the Nuevo Crédito MiVivienda program, a purchaser must not own any other home or have benefitted from a housing subsidy program in the past, among other requirements. A purchaser must also provide a down payment between 10% and 20% of the total purchase amount. Housing subsidies under this program fluctuate between S/7,300 and S/25,700 which incentivize purchasers with fixed interest rates so long as they pay their mortgage loan payments on a timely basis. In order to be eligible for an affordable housing subsidy under the Techo Propio program, a purchaser must have a monthly income that does not exceed S/ 3,715 and must not have received any other government-sponsored housing benefit in the past, among other requirements. A Techo Propio purchaser must also show proven savings equal to at least 0.3% of the total purchase amount. Housing subsidies under this program is S/43,312.5. Purchasers of subsidized housing under both programs are also not required to pay a value-added tax normally applicable to residential purchases.

We develop substantially all of our affordable housing projects on land purchased from the private sector. To the extent these projects meet the requirements of a particular government subsidy program, purchasers can purchase units with government subsidies. Some of our affordable housing projects, however, such as Los Parques de Comas, are developed through government bidding processes. Government subsidy programs like Nuevo Crédito MiVivienda and Techo Propio have driven the demand for affordable housing in Peru, which has in turn increased our sales of affordable housing units. Additionally, Fondo Mi Vivienda offers Green Certification bonuses for projects that optimize the use of energy and water. In this regard, 100% of our housing projects have this certification, which implies a reduction in the client’s loan rate.

Our housing developments consist of residential buildings comprised of apartments with a mid-to high-price range that do not qualify for government subsidies. Since 1987, we have developed 38 housing developments. As of December 31, 2023, we are developing six affordable housing projects, which are in the construction stage. Our housing units typically range between 50 m2 and 142 m2 in size.

Substantially all of our affordable housing and housing development projects are located in Lima. We have also purchased land to develop four affordable housing projects in Piura. We intend to develop affordable housing projects in other cities outside of Lima.

The table below sets forth the number of units sold and not yet delivered, and the number of units delivered, as well as the value of units sold and our sales revenue for the periods indicated.

	For the year ended December 31,
	2021	2022	2023
Number of Units Delivered(1):
Affordable Housing	1,437	1,272	1,150
Housing	77	35	13
Total	1,514	1,307	1,163
Number of Units Sold and Not Yet Delivered(1):
Affordable Housing	1,479	1,141	834
Housing	22	3	-
Total	1,501	1,144	834
Total m² Delivered:
Affordable Housing	87,560	78,311	71,401
Housing	5,775	1,925	999
Total	93,335	80,236	72,400
Total m² Sold and Not Yet Delivered:
Affordable Housing	104,889	74,463	50,660
Housing	1,650	225	-
Total	106,539	74,668	50,660
Value of Units Delivered (in millions of S/):
Affordable Housing	201	196	186
Housing	21	12	4.6
Total	222	208	189.6

(1)	We typically pre-sell our affordable housing and housing units before construction begins and continue to sell during construction, although we recognize revenues at the time of delivery of units.

Our commercial real estate line of business focuses on developing and selling office and commercial buildings, such as shopping centers. On certain occasions, we have operated our commercial real estate and later sold it, such as Larcomar, a landmark shopping center which we built in 1998 and sold in 2010. We have also developed commercial real estate buildings in connection with our affordable housing and housing projects, such as the Parque Agustino shopping center. Since 1987, we have developed 16 office buildings, three shopping centers and one medical center.

Land Bank

We typically purchase land to develop real estate projects with the intention to begin construction within a 12-to 18-month period after the purchase of the land. We may also, from time to time, purchase land for subsequent resale. As of December 31, 2023, we owned approximately 68.2 hectares, of which 99.2 % is located in Lima and 0.8% outside of Lima. We continually evaluate opportunities to purchase new land for our real estate development projects.

We have a 50.4% indirect interest in Almonte through Viva, which as of December 31, 2023, owns approximately 68.2 hectares of undeveloped land in Lurín, located 30 km south of Lima. On May 31, 2018, Almonte signed a purchase agreement with PRINSUR for the sale of 420.9 hectares of land by Almonte to PRINSUR for an aggregate amount of US$92.7 million, the final installment of which was paid in February 2020 upon the satisfaction of certain conditions precedent.

Financing

We generally fund land purchases for our housing and commercial real estate projects through cash from our operations. For our affordable housing projects, we generally partner with real estate investment funds and insurance companies that provide between 60% and 70% of the total capital required to purchase the land and cover certain pre-construction costs in exchange for equity in the project. Once we acquire land for a particular real estate development project, we obtain working capital through a credit line from a financial institution, which we utilize to finance additional project needs as they arise. We also obtain financing through pre-construction sales for our affordable housing and housing projects and, to a lesser extent, our commercial real estate projects. Our affordable housing and housing projects generally require less outside financing because they are generally financed with pre-construction sales. In 2022, Viva obtained a loan from Inter-American Development Bank (IDB) Invest for US$20 million, which will be repaid in 10 years.

Sales and Marketing

We typically pre-sell our affordable housing and housing units prior to and during construction and use the related proceeds to finance the construction of the units. Our commercial and sales processes differ depending on the type of development and market segment of the development. We primarily sell our real estate development projects through an internal sales force that is assigned to projects and, to a lesser extent, external brokers on a non-exclusive, commission-fee basis. Our marketing efforts consist of newspaper advertisements, radio and television commercials, billboards, and promotional offers for referrals. We also advertise our real estate projects on our website and social media.

We believe our brand is associated with product quality, professional operations, and reliable post-sale customer service. We provide customer service call centers through which residents can report complaints or defects. Engineers respond with site visits, and repairs are made as long as the property continues to be covered by the applicable warranty or guarantee.

For our affordable housing projects, we provide post-sale customer service through our Ayni program, which aims to preserve the long-term value of our affordable housing developments by promoting a cooperative community life. Through this program, we distribute manuals that teach best practices for living in communities, offer leadership workshops, budget workshops, promote small business development, facilitate conflict resolution and provide other services. These services are provided for a six-to eight-month period following project delivery. In 2012, we initiated the Ayni contest for residents of our affordable housing projects with the aim of stimulating the sustainability of their community. Participants present an enhancement project for their community, such as a recreation center, and a jury selects the best project, which we fund and construct.

In 2023, 84.8% of our Real Estate segment’s revenue was derived from affordable housing and 2.1% from housing, 13.1% from other businesses (sale of landbank, rents, among others), and none of the revenue was derived from commercial real estate.

In 2022, 53.3% of our Real Estate segment’s revenue was derived from affordable housing and 3.3% from housing, 43.4% from other businesses (sale of landbank, rents, among others), and none of the revenue was derived from commercial real estate.

In 2021, 84.3% of our Real Estate segment’s revenue was derived from affordable housing and 8.7% from housing, 7% from other businesses (sale of landbank, rents, among others), and none of the revenue was derived from commercial real estate.

As of December 31, 2023, 2022, and 2021, the profit (loss) for the year attributable to our Real Estate segment was S/28.2 million (US$ 7.6 million), S/82.9 million (US$21.7 million), and S/13.0 million (US$3.2 million), respectively. As of December 31, 2023, 2022, and 2021, the Adjusted EBITDA attributable to our Real Estate segment was S/54.6 million (US$14.7 million), S/137.7 million (US$36.0 million), and S/36.9 million (US$9.2 million), respectively, and the Adjusted EBITDA Margin for such periods was 24.8%, 37.5%, and 15.4%, respectively.

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

E&C

Our E&C segment has a more than a 90-year track record, undertaking a broad range of activities such as: civil works, electromechanical activities and engineering services and building construction. We provide E&C services to a diverse range of end-markets, mainly focused on mining, industrial, oil and gas, infrastructure, and real estate, among others. The following chart sets forth our 2023 revenues by end-market.

2023 E&C Revenues by End-Market

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

In 1999, we adopted the “lean construction” philosophy as a pillar in our design and construction projects. “Lean construction” aims to create value for customers by better understanding and considering clients’ needs to improve project design, functionality, and cost optimization. “Lean construction” also provides techniques and tools that significantly reduce construction waste by improving planning reliability, process design, coordination, and collaboration.

Although we primarily undertake engineering and construction projects in Peru, our clients often ask to undertake engineering and construction of large and complex projects in other countries, such as Mexico, the Dominican Republic, Bolivia, Guyana, Panama, and Chile. As a result, we have developed extensive experience executing projects throughout Latin America. To further capitalize on our capabilities and expertise, we have expanded our activities into other key markets, such as Chile and Colombia, which have been benefitting from high levels of investment and are aligned with our areas of strategic focus. In 2023, S/1,162.5 million (US$313.1 million) of our E&C revenues were derived from international projects outside of Peru.

The acquisition of two companies, Vial y Vives and DSD Construcciones y Montajes, which were later merged, has solidified our presence in Chile. While we have been undertaking projects in Chile since 1995, such as the construction of the transmission line and crusher of the Caserones mine for SCM Minera Lumina Copper, we believe we will continue benefiting from the established and long-lasting presence in the country of Vial y Vives -- DSD. Moreover, through the acquisition of Morelco in December 2014, an engineering and construction company focused on the oil and gas and other energy sectors, we established a presence in the Colombian market.

Given the prevalence of mining operations in our main markets, we have significant expertise with respect to specialized engineering and construction services for the mining sector. As a result, we are one of the leading mining construction companies in Latin America and leverage this expertise within our main markets and in the undertaking of complex projects across the region.

The table below sets forth selected financial information for our E&C business segment.

	As of and for the year ended December 31,
	2021		2022		2023		2023(1)
	(in millions of S/, except as indicated)				(in millions of US$)
Revenues	2,754.0		2,679.2		2,653.5		714.6
Loss for the year	(81.5)		(147.5)		(2.3)		(0.6)
Loss attributable to non-controlling interest	(0.6)		(1.8)		(0.7)		(0.2)
Net profit margin	(3.0)%		(5.5)%		(0.1)%		(0.1)%
E&C Adjusted EBITDA	89.6		(30.3)		180.7		48.6
E&C Adjusted EBITDA Margin	3.3%		(1.1)%		6.8%		6.8%
Backlog (in millions of S/)(2)	3,374.0		3,660.6		2,613.1		703.8
Backlog/revenues ratio(2)	1.2	x	1.4	x	0.98	x	0.98	x

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

(2)	For more information on our backlog, see “—Backlog.” Backlog is calculated as of the last day of the applicable year. Revenues are calculated for such year and converted into U.S. dollars based on the exchange rate published by the SBS on December 31 of the corresponding year.

	For the year ended December 31,
Adjusted EBITDA in the E&C Segment	2023(1)	2023	2022	2021
	(in US$ millions)	(in millions of S/)
Profit (loss) of the year	(0.6)	(2.3)	(147.5)	(81.5)
Financial expenses	21.1	78.3	70.0	121.7
Financial income	(0.3)	(1.1)	(2.0)	(1.9)
Interests for present value of financial asset or liability	0.1	0.3	6.2	-
Income tax	21.7	80.4	15.8	14.1
Depreciation and amortization	6.8	25.1	27.2	37.1
Adjusted EBITDA(2)	48.7	180.7	(30.3)	89.6

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

(2)	We define “Adjusted EBITDA” as net (loss) profit plus: financial income and expenses; interests for present value of financial asset or liability; income tax; and depreciation and amortization. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (In each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Principal Engineering and Construction Activities

The following charts sets forth our 2023 revenues by E&C activity.

Civil Works

Our civil works activities focus on infrastructure projects, including earthworks, the construction of roads, highways, transportation facilities (e.g., mass transit systems such as Line 1 of the Lima Metro), dams, hydroelectric plants, water supply and sewage projects, excavation, structural concrete construction and tunneling. Our civil works projects are generally large and complex, requiring the use of large construction equipment and sophisticated managerial and engineering techniques.

Electromechanics

Our electromechanical activities line of business focuses on the construction and assembly of concentrator plants, pipelines, transmission lines, oil and gas networks, and electric substations, predominantly for energy projects and industrial plants.

Engineering Services

Our engineering activities consist of a broad range of services relating to engineering, supervision, geometrics and environmental consultancy, including pre-investment studies, pre-feasibility studies, process design, project development, supervision of executive designs and construction management, including construction site reviews.

Building Construction

Through our building construction activities, we respond to Peruvian real estate demand for the construction of affordable housing projects, residential buildings, hotels, office buildings, shopping centers, and industrial plants.

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

Major Projects

The Company plays an active role in the infrastructure sector in Peru, as well as other countries in Latin America, including the construction of roads, hotels, hospitals, shopping centers, housing developments, concentrator plants, hydroelectric power plants, thermal power plants and transmission lines as well as water supply and sewage projects, irrigation projects and dam building, among others. Throughout our history, we have participated, on our own or through minority or majority interests in joint operations, in a diverse range of landmark projects, including the following:

●	in 2011, the first stretch of Line 1 of the Lima Metro for the Peruvian Ministry of Transport and Communications and in 2014, the second stretch of Line 1 of the Lima Metro for the Peruvian Ministry of Transport and Communications;

●	in 2015, expansion of the process plant for the Cerro Verde mine, one of the biggest concentrator plants in Latin America;

●	in 2018, construction and rehabilitation of an expressway known as Line Amarilla for Vinci;

●	in 2019, construction and rehabilitation of the Norvial highway; and

●	in August 2023, construction of a coarse particle flotation plant for the Quellaveco Mine.

We currently have a diversified portfolio of ongoing projects in a wide range of sectors in Peru and the other countries where we operate, which we develop through our subsidiaries and through interests in joint operations, including the following:

●	design, engineering, supply and construction of the new terminal of the Jorge Chavez Lima Airport, which is scheduled to be completed in 2025;
●	earthworks for the construction of platforms and the water dam for the Buenaventura gold project in the San Gabriel mine, which is scheduled to be completed in October 2024;

●	integral solution for a steam and energy generation system for the closure of the combined cycle in Termosuria, of Ecopetrol, which is scheduled to be completed in August 2024; and

●	nautical real estate project located in the north of Peru (Mancoraland), covering an area of 62 hectares that includes various facilities such as breakwaters and an inland marina to house mega yachts and multiple other types of boats, which is scheduled to be completed in 2026.

As of December 2023, in the mining sector we constructed 11 process plants, carried projects in more than 80 mining locations, and developed more than 800 km access roads. Additionally, on the energy sector, we executed 17 hydroelectric central power plants and more than 2,000 km of transmission lines. In the buildings sector, we executed 19 hotels, more than 15,000 residential apartments and 15 industrial projects. In the infrastructure sector, we executed more than 2,000 km of constructed highways, and on the oil and gas sector more than 1,400 km of oil and gas pipelines.

Clients

We believe we have developed long-term relationships with many clients as a result of our performance over the years and are focused on the successful and on-time execution of complex projects. Our extensive experience of operational excellence has allowed us to gain deep market knowledge and expertise, which helps us better serve our clients. Key E&C clients include highly credit-worthy mining, power, oil and gas, transportation, and infrastructure development companies, such as AngloAmerican, BHP, Southern Peru, Cobra Peru, Marcobre, Antamina, Buenaventura, Lima Airport Partners (LAP), Corporación Aceros Arequipa, Compañía Minera TECK Quebrada Blanca S.A., Minera Spence S.A., ENAP Refinerías, Minera Escondida LTDA, Celulosa Arauco, Ecopetrol and Cenit, among others.

Project Selection and Bidding

We win new engineering and construction contracts through private and public bidding processes or direct negotiation, from a variety of sources, including potential client requests, proposals from existing or former clients, opportunities sought by our commercial team and from requests by the Peruvian government. In 2021, 2022 and 2023, 94.6%, 92.7% and 73.4% of our revenues in our E&C segment, respectively, derived from private-sector contracts. During 2023, our subsidiary Morelco executed more projects with Ecopetrol and Cenit, which increased our participation in public contracts. The Peruvian government and its agencies typically award construction contracts through a public bidding process conducted in accordance with the Peruvian State Contracting Law (Ley de Contrataciones del Estado), however, our business strategy and results do not depend on the generation of new public procurement contracts, particularly in our E&C segment. In the private sector, in addition to obtaining new projects, another important source of revenue involves increases in the scope of work to be performed in connection with already existing projects. These arrangements are typically negotiated directly with the client, often during the course of the work we are already performing for that client.

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

In 2023, 65% of our E&C segment’s revenue was derived from civil works, 27% from electromechanical activities, 8% from engineering services and 0.04% from building construction. In 2023, 73% of our E&C segment’s revenue was derived from private sector contracts, and 27% was derived from public-sector contracts.

In 2022, 31% of our E&C segment’s revenue was derived from civil works, 64% from electromechanical activities, 4% from engineering services and 1% from other services. In 2022, 93% of our E&C segment’s revenue was derived from private sector contracts, and 7% was derived from public-sector contracts.

In 2021, 25% of our E&C segment’s revenue was derived from civil works, 68% from electromechanical activities, 4% from engineering services and 3% from other services. In 2021, 95% of our E&C segment’s revenue was derived from private sector contracts, and 5% was derived from public-sector contracts.

For further information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations.”

Raw Materials

The main inputs our E&C segment used are, among others, fuel and hydrocarbons derivatives, cement, and steel. These and the other products may be subject to the availability of raw materials, such as oil and iron, and commodity pricing fluctuations, which we monitor on a regular basis. Normally, our aim is to enter into master supply agreements for periods between six months and one year. Although we obtain most of our inputs needs in Peru, we believe we have access to numerous global supply sources. The availability of these inputs, however, may vary significantly from year to year due to various factors including client demand, producer capacity, market conditions, transport costs and specific material shortages, and we may incur additional costs in obtaining them.

We purchase and lease the equipment we require for our E&C business from several local and international suppliers, currently with no significant concentration with any suppliers. While we do not have difficulty obtaining required equipment, we may face difficulties finding skilled personnel able to operate certain equipment and machinery.

Competition

We generally compete with some of the largest contractors in Peru and in the countries we operate. Because the E&C sector is highly competitive, the markets served by our business generally require substantial resources and experienced, highly-skilled technical personnel. Main competitors of our E&C segment include local companies such as Besalco S.A., Cosapi S.A., JJC Contratistas Generales S.A., and international companies such as Techint S.A.C., SSK Montajes e Instalaciones S.A.C., Skanska del Peru S.A., Mota-Engil Peru S.A., Salfacorp S.A., OHL, Echeverria Izquiedo, Sigdo Koppers, Ferrostaal Chile, Acciona, Grupo FCC, Sacyr, Ismocol, Termotecnica, Masa, Thiess and Redpath, among others. For certain projects, due to the size of the project, expertise required and other factors, we may choose to partner with our competitors, including the aforementioned companies.

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

When we present backlog on a reportable segment basis, we do not include eliminations that are included in our consolidated backlog. For a description of how we calculate our backlog, see our reportable segment backlog presented below. We have revised prior backlog data included in this annual report to exclude the presentation of entities that are presented as discontinued operations.

Our consolidated backlog as of December 31, 2023 was S/4,278.3 million (US$1,152 million). We expect to recognize as revenues 64.7% of our backlog by December 31, 2024, 23.6% by December 31, 2025 and 11.7% during 2026. The following table sets forth our consolidated backlog from December 31, 2021 to December 31, 2023.

Our backlog in 2022 was higher than our backlog in 2023, mainly due to the increase in the backlog of the Engineering and Construction business. We cannot assure you that we will be able to continue obtaining sufficient contracts in the future in number and magnitude to grow our backlog. Additionally, the number and amounts of new contracts signed can fluctuate significantly from period to period.

The table below sets forth our ending backlog for 2021, 2022, and 2023 accounting for opening backlog for each year, annual contract bookings and annual revenues recognized.

	2021	2022	2023
	(in millions of S/)
Opening backlog (end of prior year)	4,997.4	4,665.0	5,178.4
Contract bookings during the year	3,032.3	4,454.8	2,749.3
Revenues recognized during the year	(3,147.3)	(3,792.1)	(3,649.4))
Ending backlog (end of current year)	4,882.3	5,327.6	4,278.3

The charts below set forth our consolidated backlog breakdown by end-market, geography and client sector as of December 31, 2023.

Backlog by End-Market	Backlog by Geography

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

Our Infrastructure segment backlog does not include intersegment eliminations. We calculate our Infrastructure backlog as follows:

●	Mass transit: for the Lima Metro, our Infrastructure backlog assumes that for 2024, 2025, and 2026, we will operate 44 trains at full operation, which in the aggregate will travel 4.8 million kilometers per year.

●	Toll roads: for our Survial and Canchaque concessions, we assume our contractually agreed upon annual fee, adjusted for inflation and exchange rate for our 2024, 2025, and 2026 backlog.

●	Water treatment: for La Chira, for 2024, 2025, and 2026, backlog is calculated to include the fees we will receive under the concession for our operation and maintenance, adjusted for inflation.

●	Operation and maintenance of infrastructure assets: for UNNA Transporte, for 2024, 2025, and 2026, backlog is calculated based on contracts signed.

Our Infrastructure backlog as of December 31, 2023 was US$536.0 million. We expect to recognize as revenues 33.8% of our backlog by December 31, 2024 and 66.2% of our backlog thereafter.

The following pie chart sets forth our Infrastructure backlog breakdown by line of business as of December 31, 2023.

Backlog by Line of Business

The table below sets forth our ending Infrastructure backlog for 2021, 2022 and 2023, accounting for opening backlog for each year, annual contract bookings and annual revenues recognized.

	2021	2022	2023
	(in millions of S/)
Opening backlog (end of prior year)	1,968.8	1,702.8	1,952.8
Contract bookings during the year	464.6	1,036.9	803.2
Revenues recognized during the year	(651.3)	(730.6)	(765.9)
Ending backlog (end of current year)	1,782.1	2,009.1	1,990.1

Real Estate Backlog

Our Real Estate segment backlog reflects sales contracts with buyers for units that have not yet been delivered and will be recognized as revenues once they are delivered.

Our Real Estate segment backlog as of December 31, 2023 was US$38.7 million. We expect to recognize as revenues 97.87% of our backlog by December 31, 2024, and 2.13% thereafter. However, the ongoing political uncertainty and the high interest rates, which have significantly increased economic uncertainty, may continue to impact our ability to perform our Real Estate backlog in the short term. As conditions are unpredictable and rapidly changing, it is difficult to foresee the full extent of the impact on our backlog in the short term.

The following chart sets forth our Real Estate backlog breakdown by type of real estate activity as of December 31, 2023:

The table below sets forth our ending Real Estate backlog for 2021, 2022 and 2023, respectively, accounting for opening backlog for each year, annual contract bookings and annual revenues recognized.

	2021	2022	2023
	(in millions of S/)
Opening backlog (end of prior year)	241.2	171.8	163.2
Contract bookings during the year	178.0	362.1	209.7
Revenues recognized during the year	(239.3)	(366.1)	(219.0)
Ending backlog (end of current year)	179.8	167.9	153.9

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

Our backlog amounted to US$704 million as of December 31, 2023. We expect to recognize as revenues 80.9% of such backlog by December 31, 2024 and 19.1% of such backlog thereafter. We believe that our backlog, which as of December 31, 2023 represented approximately 1.4x of our related 2023 revenues, provides visibility of our revenues, although backlog may not always be an accurate indicator of future revenues. Moreover, we believe our backlog is strategically targeted to our key end-markets such as mining, infrastructure, power, energy and real estate. The diversification of our backlog allows us to benefit from different local and international drivers including: counter-cyclical demand from governments, pro-cyclical demand from projects with private companies, diversified and atomized reputable and creditworthy clients, demand linked to local economic cycles and demand linked to global economic cycle (i.e., Oil & Gas and Mining).

The following pie charts set forth our E&C backlog breakdown by end-market, geography, client sector and contract type as of December 31, 2023.

Backlog by End-Market	Backlog by Geography

Backlog by Client Type	Backlog by Client Contract

The table below sets forth our ending E&C backlog for 2021, 2022 and 2023, accounting for opening backlog for each year, annual contract bookings, cancellations during the year and annual revenues recognized.

	2021	2022	2023
	(in millions of S/)
Opening backlog (end of prior year)	3,273.0	3,223.8	3,558.1
Contract bookings during the year	2,449.1	3,132.2	1,719.6
Revenues recognized during the year	(2,348.1)	(2,695.5)	(2,664.6)
Ending backlog (end of current year)	3,374.0	3,660.6	2,613.1

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

As part of our real estate sales contracts, we provide a six-month warranty for latent defects, which covers hidden flaws not discoverable through inspection. The warranty extends to a five-year term if the defects are caused by: (i) the use of materials below the requisite quality standards; (ii) poor execution; or (iii) faulty land. We also provide a ten-year warranty for structural defects and assume the terms and conditions of our finishes suppliers’ warranties.

Quality Assurance

In 2023, our operations were certified according to the following international standards:

BUSINESS UNIT | COMPANY	ISO 37001:2016	ISO 9001:2015	ISO 45001:2018	ISO 14001:2015	NB-415 R	ASME U	ASME S
AENZA	2
AENZA S.A.A.	1
AENZA Servicios Corporativos S.A.	1
INFRASTRUCTURE	5	2	2	2
CARRETERA ANDINA DEL SUR S.A.C	1
CARRETERA SIERRA PIURA S.A.C	1
RED VIAL 5 S.A.	1
TREN URBANO DE LIMA S.A.	1	1	1	1
UNNA TRANSPORTE S.A.C	1	1	1	1
ENERGY	2	2	2	2
UNNA ENERGIA S.A.	1	1	1	1
TERMINALES DEL PERÚ	1	1	1	1
ENGINEERING AND CONSTRUCTION	5	5	5	5	1	1	1
CUMBRA Ingeniería S.A.	1	1	1	1
CUMBRA Perú S.A.	1	1	1	1
ECOLOGIA Y TECNOLOGÍA AMBIENTAL S.A.C.	1	1	1	1
MORELCO S.A.S.	1	1	1	1	1	1	1
VIAL Y VIVES-DSD S.A.	1	1	1	1
Total	14	9	9	9	1	1	1

Infrastructure - ISO 9001 ISO 14001 ISO 45001:

●	UNNA Transporte: Operation and conservation of the railway infrastructure

●	Tren Urbano de Lima S.A.: Operation and Conservation Management of the Railway Infrastructure and Rolling Stock of the Electric Transport System - Line 1.

Energy (UNNA Energía | Terminales del Perú) - ISO 9001 ISO 14001 ISO 45001:

●	Production operations of oil and gas in oil lots I, III, IV and V; gas processing in Planta de gas Talara; Reception, storage and dispatch of products derived from hydrocarbons in Terminals Eten, Salaverry, Chimbote, Supe y Callao; and support processes.

●	ISO 37001 for management and operation of oil & gas production, gas processing, and reception, storage, and dispatch of products derived from hydrocarbons.

E&C

●	Cumbra Ingeniería: ISO 14001, ISO 9001, ISO 45001. In Research, Design and Development of Projects: Engineering (E), Procurement (P), Construction (C), EPC, Assembly, Pre-Commissioning, Commissioning, Start-Up, Construction Management, Projects Supervision, Operation and Maintenance; in the sectors of Mining, Energy, Hydrocarbons, Industry, Transportation, Water, Building and Infrastructure in general, and ISO37001.

●	Cumbra Peru: ISO 14001, ISO 9001, ISO 45001 in Research, Design and Development of Projects: Engineering (E), Procurement (P), Construction (C), EPC, Assembly, Pre-Commissioning, Commissioning and Start-Up; in the sectors of Mining, Energy, Hydrocarbons, Industry, Transportation, Water,Building and Infrastructure in general, and ISO 37001.

●	Morelco: ISO 14001, ISO 9001, ISO37001, ISO 45001 in Research, Design and Development of Projects: Engineering (E), Procurement (P), Construction (C), EPC, Assembly, Pre-Commissioning, Commissioning, Start-Up, Operation and Maintenance; in the sectors of Mining, Energy, Hydrocarbons, Industry, Transportation, Water, Building and Infrastructure in general, ASME S, ASME U, and The National Board of Boiler & Pressure Vessel Inspectors, and ISO 37001.

●	Vial y Vives—DSD: ISO 14001, ISO 9001, ISO 37001, ISO45001, in research, Design and Development of Projects: Engineering (E), Procurement (P), Construction (C), EPC, Assembly, Pre-Commissioning, Commissioning, Start-Up and Maintenance; in the sectors of Mining, Energy, Hydrocarbons, Industry,Transportation, Water, Building and Infrastructure in general, ISO 37001 and PEC Excelencia.

●	Ecologia y Tecnología Ambiental: ISO 14001, ISO 9001, ISO 45001 in research, Design and Development of Projects: Environmental Engineering, Industrial Cleaning and Waste Management; in the sectors of Mining, Energy, Hydrocarbons, Industry, Transportation, Water, Building and Infrastructure in general, and ISO 37001.

Environmental, Social and Governance

AENZA has a renewed approach on Environmental, Social, and Governance (ESG), focused on sustainable value creation for all our stakeholders and led by our own Board of Directors through the ESG Committee, which is headed by Gema Esteban, a member of our Board of Directors and IG4’s Global Head of ESG. We aim to conduct business in a manner that is economically viable, socially beneficial, and environmentally responsible.

As part of AENZA’s transformation process, we are implementing a new Environmental and Social Management System (ESMS), which signals our strong commitment to sustainability. The ESMS enables efficient coordination through corporate committees, involving representatives from both AENZA and the business units. These committees are instrumental in establishing common standards, setting shared key performance indicators (KPIs), defining ambitious goals, and meticulously monitoring progress. Every strategic ESG priority, such as safety, health and environment, social management, human resources, diversity, and communications, is managed by a specific corporate committee.

The ESMS is designed to ensure seamless implementation of plans across each business unit, preserving the unique aspects of their respective industries while adhering to our corporate guidelines and international standards. This tailored approach allows us to adjust our environmental and social management practices to meet the different needs and challenges of each unit, maintaining a consistent standard throughout the organization and promoting both uniformity and synergy in our sustainability efforts.

Our high level of commitment to ESG factor management is reflected in our score for S&P’s Corporate Sustainability Assessment, which has almost doubled over the last two years, from 23 points in 2021 to 44 points in 2023.

This performance has led to our inclusion for the second consecutive year in the S&P/BVL Peru General ESG Index 2023. This index recognizes the performance of companies listed on the BVL Peru General that meet demanding environmental, social, and corporate governance criteria. This recognition exalts AENZA as one of the leading sustainable companies for investors in the Peruvian stock exchange.

Additionally, our ESG performance has been recognized with a series of awards. We won the Rimac Seguros Excellence Award in the Gold Category, the highest recognition for “best comprehensive management of occupational risks” in the construction sector. We secured second place in Ositrán’s “Good Practices in Gender Equality” contest for our initiative “Mujeres que Avanzan,” aimed at reducing the gender gap in the transportation sector. We also achieved second place in the Women’s category of the GRI Infra Awards Andean 2023 for our project “+Mujeres en Transporte,” which successfully doubled the percentage of women working in Lima Metro Line 1, from 15% to 30% in six years. Furthermore, for the second consecutive year, we won first place in the MAPFRE Excellence in Safety Award, with Cumbra Peru scoring the highest among thousands of MAPFRE’s evaluated clients in Peru.

We also continue to make progress in a significant number of areas:

●	We have solid technical and environmental standards based on international standards and ISO 14001 environmental certification. By using these standards and information, we have continued to generate favorable conditions for the preservation of the environment across our businesses.

●	Our management system allows us to identify risks related to environmental issues, which has allowed us to develop policies, processes and controls to adequately mitigate and manage these risks.

●	The focus of our social investment projects includes furthering education and capacity to foster job creation, as well as the promotion of responsible citizen behavior, particularly among our users and neighboring communities. The following are key programs we instituted for the benefit of society:

-	Metro Culture: We conduct workshops that transform trains and train stations into centers of social and cultural education to promote respect and tolerance. In 2023, we collaborated with urban art areas (of over 5,641 m2), using themes related to Peruvian pride to recover space. We incorporated 74,217 people in face-to-face health campaigns and more than 1,400 people participated in our discussions related to health care via virtual platforms.

-	Aprende a Emprender program: 400 women participated in this program, aimed at providing tools to women entrepreneurs to enhance their product sales.

-	Road Safety Education: This program promotes our culture of safety and accident prevention by training communities that surround the roads and highways we operate or maintain. In 2023, we provided 28 training courses with a total participation of 2,800 students.

-	Social and Economic Women Empowerment: In 2023, through the "Aprende a Emprender” Program, we worked with more than 400 women from communities in the area of influence of Line 1 of the Lima Metro. Norvial and Survial helped them become entrepreneurs and achieve social and economic empowerment. We trained them in different topics such as sales, finance, entrepreneurship, leadership and soft skills, among others.

-	Ayni: This social support program aims to improve the quality of life in urban areas by promoting respectful coexistence among new owners of our real estate projects. The initiative trains neighbors in several legal and managerial matters, as well as in conflict management and leadership. In 2023, the program trained 1,164 people.

-	Labor Capabilities: This is a recruitment program where we share construction knowledge and provide training to community members in building techniques, risk prevention and leadership skills to increase the employability of members of the local communities, generate jobs, reduce project risks, develop more efficient recruiting processes, and strengthen the trust with the local communities. In 2023, we trained 533 participants, 52% of whom joined the Company or its subsidiaries.

-	Corporate Trainee Program: This program is designed to attract and train young talents. The program started in July 2022, with two cohorts per year (January and July) and with participation of about 121 trainees as of the date of this annual report.

Regulatory Matters

Set forth below is a description of the regulatory framework applicable to our company. We believe we are in compliance, in all material respects, with applicable laws and regulations in all of our reportable segments.

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

Terms of our Concessions

Our concessions are subject to certain terms and conditions established in each concession agreement. During the term of the concessions, we are responsible for the construction and maintenance of the infrastructure necessary for their operation. The concession agreements establish minimum capital stock requirements for our concessionaire subsidiaries as follows: US$15 million (S/55 million), US$8 million (S/27 million), US$0.8 million (S/2.7 million), S/46 million and S/100 million for Norvial, Survial, Canchaque, La Chira and the Lima Metro, respectively.

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

Services agreements grant contractors the right to perform hydrocarbon exploration and production activities in a determined area and receive compensation according to the production of hydrocarbons. The contractor is technically and financially responsible for the operations, but Perupetro maintains ownership over the hydrocarbons extracted. UNNA Energia was party to a service agreement with respect to Blocks V until October 2023, and to licensing agreements with respect to Blocks III and IV. Each block has an independent contract with Perupetro. As for Block I, the term of the corresponding service agreement concluded on December 26th, 2021.

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

Under the current regulation, 30 years is the maximum term of services and licensing agreements for the production of crude oil. On the other hand, the production of natural gas and condensates-related services or licensing agreements have a maximum term of 40 years. AENZA currently acts as UNNA Energía’s guarantor in all the Block III, Block V and Block VI contracts.

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

The Peruvian Ministry of the Environment establishes general environmental rules applicable to economic activity in general, in contrast to the specific rules enacted by the Peruvian Ministry of Energy and Mines regarding the oil and gas sector. Environmental laws and regulations are enforced by the National Environmental Enforcement Agency, OEFA (Organismo de Evaluación y Fiscalización Ambiental) which was created in 2008. Sanctions range from warnings and fines to suspension of activities and the imposition of the obligation to adopt specific tasks to mitigate environmental damages, among others. In this regard, a breach of the obligations contemplated in the Environmental Impact Assessments in the hydrocarbons sector may originate fines up to 30,000 Tax Units (S/151.5 million or US$40.8 million) according to the applicable law.

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

Terminales del Peru operates five storage terminals (Callao, Eten, Salaverry, Chimbote and Supe) under the operations contract for the Central Terminals and the operations contract for the North Terminals, both signed with PetroPeru.

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

The processing and dividing activities of UNNA Energía in Talara’s gas plant are governed by hydrocarbons refining and processing regulations, including regulations on the design, construction, operation and maintenance of refineries and hydrocarbons processing plants, the oil refining process, the manufacture of natural asphalts, oil and lubricants, basic petrochemical activities and the processing of natural gas and condensates. To comply with these regulations, UNNA Energía must take cautionary measures in order to protect the safety of its employees and its facilities, protect the environment, preserve energy resources and ensure the quality of the products or services it delivers. For instance, Talara’s processing gas plant operation must be authorized by the General Direction of Hydrocarbons and OSINERGMIN and comply with fire safety regulations. In the event of an accident, UNNA Energía must notify OSINERGMIN, the Peruvian Ministry of Energy and Mines, the Peruvian Ministry of Labor, and the Peruvian Social Security Administration, according to the seriousness and type of the accident.

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

Environmental Regulations

The Environmental Protection Regulation for real estate, urbanism, construction and regularization related projects is approved by Supreme Decree No. 015-2012-VIVIENDA - “Reglamento de protección Ambiental para proyectos vinculados a las actividades de Vivienda ,urbanismo, construcción y saneamiento” (modified by the Supreme Decree N°. 019-2014-VIVIENDA, Supreme Decree N°. 008-2016-VIVIENDA, Supreme Decree N°. 010-2017-VIVIENDA, Supreme Decree N°. 020-2017-VIVIENDA and Supreme Decree N°.015-2021-VIVIENDA) sets out to prevent, mitigate, control and remedy negative environmental impacts that may arise from real estate developments. Prior to initiating construction works, companies are required to obtain an environmental authorization from the Housing, Urbanism, Regularization or Construction National Directorate of the Peruvian Ministry of Housing, Construction and Sanitation and to comply with the provisions set forth in the corresponding environmental impact assessment.

The main environmental rules applicable to our real estate projects include the following:

●	undertaking an environmental impact assessment; and

●	requesting the environmental classification of our projects, which depends on the environmental risks associated therewith.

According to the new legal regulation (DS-015-2021-VIVENDA) that modifies DS-015-2012-VIVIENDA, it includes:

●	Approval of the Advance Classification of projects that present common or similar competition characteristics in the housing sector; and.

●	Comply with regulations related to the protection of archaeological remains, restricted domain areas, among others.

Licenses

Article 10 of the amended and restated Text of the Urban Habilitation and Buildings Law No. 29090, approved by Supreme Decree No. 006-2017, and the local regulation establish the license requirements for urban habilitation and construction, depending on land size, the dimensions of the work to be undertaken and the financial target.

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

Likewise, the company also takes into account law N° 31313 of Sustainable Urban Development and Supreme Decree No. 006-2023-Housing Regulation of Social Housing.

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

The Peruvian government has adopted the Nuevo Crédito MiVivienda and Techo Propio programs, among others, which promote access to affordable housing in Peru by providing government subsidies to individuals for the purchase of homes. For a unit to qualify for the Nuevo Crédito MiVivienda program, its selling price must range between S/65,200 and S/464,200. In order for a unit to qualify for the Techo Propio new housing purchase program, its selling price must be less than S/55,000 for a single-family home or less than S/128,400 for a multi-family dwelling.

To be eligible for an affordable housing subsidy under the Nuevo Crédito MiVivienda program, a purchaser must not own any other home or have benefitted from a housing subsidy program in the past, among other requirements. A purchaser must also provide a down payment between 10% and 20% of the total purchase amount. Housing subsidies under this program fluctuate between S/7,300 and S/25,700, which incentivize purchasers with fixed interest rates so long as they pay their mortgage loan payments on a timely basis. In addition, a Green Bond subsidy of S/5,400 is added when projects are sustainable, such our affordable housing projects in Viva. To be eligible for an affordable housing subsidy under the Techo Propio program, a purchaser must have a monthly income that does not exceed S/3,715 and must not have received any other government-sponsored housing benefit in the past, among other requirements. A Techo Propio purchaser must also show proven savings equal to at least 0.3% of the total purchase amount. Housing subsidies under this program are S/43,312.5. Purchasers of subsidized housing under both programs are also not required to pay a value-added tax normally applicable to residential purchases.

Anti-Money Laundering / Counter Financing of Terrorism (AML/CFT)

Construction and real estate companies are required to comply with applicable anti-money laundering laws and regulations in the countries where the Group operates (Peru, Colombia, and Chile). In that sense, AENZA has implemented an AML/CFT Program that includes but is not limited to:

●	AML policies and procedures.

●	Know Your Customer (KYC) and due diligence (DD) policies and procedures.

●	Enhanced due diligence for high-risk clients.

●	Ultimate beneficial owner information.

●	OFAC and sanctions program.

●	Annual training to employees, top management, and directors.

●	Compliance Officer reporting directly to the board of directors to ensure independence.

●	Filing of suspicious activity reports (SAR’s) to local Financial Intelligence Unit.

E&C

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

The selection processes are established in Article 53 of Supreme Decree No. 344-2018-EF as follows:

●	public biddings (licitación pública), applicable to goods and works;

●	public tenders (concurso público), applicable to services, including consulting services;

●	simplified award (adjudicación simplificada), applicable for the acquisition of any of the following: (i) goods, if their value exceeds S/41,200 and is under S/480,000; (ii) services, if their value exceeds S/41,200 and is under S/480,000; and (iii) works, if their value exceeds S/41,200 and is under S/2,800,000;

●	electronic reverse auction (subasta electrónica inversa), applicable to goods and services with values exceeding S/39,600;

●	selection of individual consultants (selección de consultores individuales), applicable for the hiring of qualified consultants who do not need teams of personnel or additional professional support, if their value exceeds S/41,200 and is under S/60,000;

●	price comparison (comparación de precios), applicable to goods and services that are easy to obtain in the market and that are not manufactured, produced, supplied or provided under a particular description or set of instructions given by the contracting entity, if their value exceeds S/41,200 and is under or equal to S/77,250; and

●	direct contracting (contratación directa), applicable to goods, works and services, in emergency situations arising from catastrophic events, involvement of national security, shortages, among other specific scenarios set forth in the regulations.

In addition, Supreme Decree No. 344-2018-EF establishes that the selection processes include the following phases:

●	in the case of public biddings, public tenders and simplified award: notice; registration of participants; submission and reply of inquiries and observations; absolution of inquiries and observations; notice of bid rules in final version; submission of bids; evaluation and qualification of bids; and award (articles 70, 79 and 88);

●	in the case of the selection of individual consultants: notice; registration of participants; submission of bids; evaluation and qualification of bids; and award (article 92); and

●	in the case of price comparison: notice to at least three bidders, submission of bids, and award to the lowest bid (articles 98 and 99).

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

Cumbra Peru and Cumbra Ingeniería are registered in the Peruvian National Suppliers Registry as a construction and a consulting company, respectively.

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

Regulatory Framework Applicable to Contracts with the Private Sector

Parties to a private-sector agreement may freely determine the contract type and its contents as long as it complies with certain legal requirements, including the provisions set forth in Article 1353 of the Peruvian Civil Code (which states that all contracts, including innominate contracts, must comply with the rules of Section VII of the Peruvian Civil Code, absent a statute specific to said contract type that collides with said rules). Cumbra Peru and Cumbra Ingeniería participate in private-sector contracts for engineering and construction.

Construction Activities in Peru

Legal Framework

Peru’s Law for the Promotion of Private Investment in Construction, approved by Legislative Decree No. 727 (Ley de Promoción de la Inversión Privada en Construcción), states that construction activities in Peru are in the public interest and a national priority. According to Section F of the Fourth review of the United Nations International Statistical Industrial Classification (ISIC), construction activities typically consist of the construction of dwellings, buildings and stores; and the construction of large-scale infrastructure projects such as highways, bridges, tunnels, railways, irrigation systems, sewage systems, industrial facilities, pipelines and electric lines, among others. Cumbra Peru has developed numerous projects in the construction sector. Currently, our company focuses on buildings (ISIC Division 41), civil works (ISIC Division 42) and specialized activities (ISIC Division 43).

Construction entities must comply with the National Building Regulations, approved by Supreme Decree No. 011-2006-VIVIENDA (Reglamento Nacional de Edificaciones), which establishes that urban allotments and buildings must be developed in compliance with the rules governing safety, functionality, accessibility, habitability and environmental impact. According to Technical Regulation No. G.030 (Rights and Responsibilities) of the National Building Regulations, construction companies, such as Cumbra Peru and Cumbra Ingeniería, are responsible for (i) executing works in accordance with project specifications and applicable regulations; (ii) possessing sufficient organization and infrastructure to guarantee the feasibility of the project; (iii) appointing the party responsible for the construction to assume its technical representation; (iv) providing the resources and materials to complete the project pursuant to the terms of the agreement and required standards and within the approved budget; (v) executing subcontracts within contractual limitations; and (vi) delivering to the client documented information regarding the executed works.

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

The Peruvian Ministry of Labor and Employment Promotion, the Peruvian Superintendence of Labor Inspection (the “SUNAFIL”) and the Peruvian Ministry of Health are the competent organisms in the safety and health fields, respectively.

Safety Regulations Applicable to Subsectors

In addition to the Law on Safety and Health at Work applicable to all our business sectors, our E&C segment must also comply with the regulations set forth below.

Power and Utilities

Cumbra Peru must comply with the Rules of Safety and Health at Work with Electricity, approved by Ministerial Resolution No. 111-2013-MEM-DM, for its activities relating to the construction of hydroelectric plants, transmission lines and substations. The Peruvian Supervisory Agency for Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía y Minería, or “OSINERGMIN”) is the authority responsible for supervising and enforcing compliance of the foregoing rules. The most relevant of the safety rules with which Cumbra Peru must comply include: (i) providing employees with necessary information regarding safety measures related to the tasks they perform; (ii) providing employees with adequate safety equipment; and (iii) evaluating and remedying potential sources of danger.

Mining

Cumbra Peru must comply with the Mining Occupational Health and Safety Regulation, approved by Supreme Decree No. 024-2016-EM, and other related regulations for their mining-related construction activities including the construction of mineral processing plants and other mining-related buildings, among others. In developing mining projects, our subsidiaries’ personnel must follow the safety programs and be familiar with internal rules from their mining sector client. The SUNAFIL and OSINERGMIN are the Peruvian authorities responsible for supervising and enforcing compliance of the foregoing rules. The most relevant of the safety rules with which Cumbra Peru must comply include: (i) creating an internal safety and health regulation policy and selecting a manager responsible for its implementation; (ii) monitoring and recording workplace accidents and occupational diseases; (iii) providing information to employees regarding the safety risks related to their work; (iv) providing employees necessary first aid and medical attention in the event of a workplace accident; (v) providing employees the necessary tools, equipment or materials to perform their activities safely; and (vi) evaluating risks in order to establish accident prevention and mitigation plans.

Oil and Gas

UNNA Energía must comply with the Hydrocarbons Safety Regulations, as approved by Supreme Decree No. 043-2007-EM, which are enforced by OSINERGMIN, while performing any hydrocarbon activities. The most relevant safety rules with which UNNA Energía must comply include: (i) assuring that senior project managers are responsible for the safety and health of workers; (ii) assigning specialized personnel responsible for safety and health matters; and (iii) monitoring and recording workplace accidents monthly.

Industrial Construction

Cumbra Peru must comply with the Industrial Safety Regulation, approved by Supreme Decree No. 42-F (Reglamento de Seguridad Industrial), for its activities relating to the construction of industrial plants. The most relevant of the safety rules with which Cumbra Peru must comply include: (i) overseeing that worksites are constructed, equipped and managed to provide security and protection to employees; (ii) instructing employees about risks to which they are exposed related to their work and adopting necessary measures to avoid accidents and damage to employee health; and (iii) overseeing inspections to verify the proper installation of safety equipment.

Registries and Permits

Pursuant to Supreme Decree No. 005-2020-TR civil contractors must be registered in the National Registry of Civil Construction Works (the “RENOCC”), governed by the Administrative Labor Authority. Civil construction work companies register with the RENOCC, which assigns them with a unique registration number with which the company is identified until completion of the relevant project, regardless of the number of contractors and subcontractors that participate in the execution of the work. Cumbra Peru has registered in the National Civil Construction Contractors and Subcontractor Registry in compliance with the Supreme Decree No. 008-2013-TR (previous regulations, then repealed by Supreme Decree No. 005-2020-TR).

According to Supreme Decree No. 005-2008-EM mining contractors must register with the National Mining Contractors and Specialized Companies Registry. Cumbra Peru is currently registered. Proper registration requires the filing of a request with the Regional Agency of Energy and Mines with jurisdiction in the area where the mining activities will take place. In addition, within five days upon commencement of construction, Cumbra Peru must provide in writing its employees with the following information: (i) the company’s legal name; (ii) the scope of the contract; (iii) the place of execution; (iv) the applicable health and safety regulations; (v) the Safe Work Written Procedures (PETS); and (vi) risk insurance policies.

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

The principal terms and conditions relating to collective bargaining from our civil construction workers have been agreed upon and recorded in the 2023-2024 agreement, dated September 06, 2013, and entered into between the Peruvian Chamber of Construction and the Federation of Civil Construction Workers (Federación de Trabajadores en Construcción Civil). By means of the 2023-2024 agreement, the parties have, among other things, agreed on an increase in the daily wage of such employees.

Supreme Decree No. 009-97-SA, Law No. 26-790 and Supreme Decree No. 003-98-SA require construction companies to have complementary high-risk insurance for workers that perform high risk tasks. As of the date of this annual report, Cumbra Peru has this insurance coverage.

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

In addition to being responsible for the impact that its activities, by action or omission, may have on the environment, Cumbra Peru is also subject to an environmental impact assessment and must obtain an environmental certification necessary to obtain project permits or licenses. Cumbra Peru must also adopt measures for the management of hazardous materials intrinsic to its activities to mitigate the negative environmental impact its activities may have.

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

Other Subsectors

Depending on the subsector in which it operates, Cumbra Peru is required to follow specific environmental provisions issued by the competent authorities. For example, with respect to hydrocarbon activities, the Ministry of Energy and Mines has enacted the Oil and Gas Environmental Regulations, by means of Supreme Decree No. 039-2014-EM modified by Supreme Decree No. 023-2018-EM.

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

In both situations, a special accounting registry must be kept for each project, which is meant to keep a record of the costs, expenses, and income of each project in an account separate from the general analytical accounts (cuentas analíticas de gestión).

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

C. Organizational Structure

The following organizational chart sets forth our principal operating subsidiaries within our four reportable segments.

(1)	In June 2018, the Company assigned economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares of Norvial. The Company continues to possess 67% of the voting rights of Norvial and an economic interest of 18.2% of Norvial’s share capital. JJC Contratistas Generales S.A. owns 16.8% and Inversiones en Infraestructura Peru S.A.C. owns 16.2%.

(2)	43.3% of the share capital of Viva was held by our subsidiary Cumbra Peru. However, in December 2022, Cumbra Peru transferred all of its Viva shares to AENZA.

(3)	89.41% of Cumbra Ingenieria shares have been assigned as collateral formed to the benefit of the Peruvian state to secure AENZA’s contingent obligation to pay compensation resulting from the investigations of the Company by the Peruvian state.

If the Corporate Reorganization approved by our General Shareholders’ Meeting on February 7, 2024 proceeds as approved, the ownership structure and corporate structure is expected to be updated pursuant to the Corporate Reorganization. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Key Developments—Corporate Reorganization.”

Infrastructure:

●	Toll Roads:

●	Norvial, incorporated in Peru, is the concessionaire of the 183 km stretch between Ancón and Pativilca of the Panamerican Highway. Norvial is comprised of common shares (Class A), and non-voting shares (Class B). In June 2018, the company transferred economic rights over 48.8% of the share capital of Norvial to Inversiones en Autopistas S.A. by transferring its Class B shares. The company continues to possess 67% of voting rights of Norvial and an economic interest of 18.2% in Norvial’s share capital. JJC Contratistas Generales S.A. owns 16.80% and Inversiones en Infraestructura Peru SAC owns 16.20%.

●	Survial, incorporated in Peru, is the concessionaire of the 758 km highway between Marcona and Urcos in Peru. AENZA owns 99.995% of Survial, and the remaining 0.005% is held by UNNA Transporte.

●	Canchaque, incorporated in Peru, is the concessionaire of the 78 km highway between the towns of Buenos Aires and Canchaque in Peru. AENZA owns 99.96% of Canchaque, and the remaining 0.04% is held by UNNA Transporte.

●	UNNA Transporte, incorporated in Peru, is engaged in the operation and maintenance of infrastructure assets. AENZA owns 99.9983% of UNNA Transporte and the remaining 0.0017% is held by Cumbra Peru.

●	Mass Transit:

●	Línea 1, incorporated in Peru, is the concessionaire of Line 1 of the Lima Metro. AENZA owns 75% of Línea 1; the other 25% is held by Ferrovías Participaciones S.A., a railway infrastructure company.

●	Water Treatment:

●	La Chira, incorporated in Peru, is the concessionaire of La Chira waste water treatment plant in southern Lima, Peru. AENZA owns 50% of La Chira; the other 50% is held by Acciona Agua S.A., an affiliate of a waste water treatment and distribution company.

Energy:

●	UNNA Energía, incorporated in Peru, is engaged in the oil and gas business and sales crude oil to Petroperu, a Peruvian state oil company; owns a gas processing plant; and, through a joint operation with a Peruvian affiliate of Oiltanking GmbH, operates five fuel terminals in Peru. AENZA owns 95% of UNNA Energía; the remaining 5% is held by a former company executive.

Real Estate:

●	Viva, incorporated in Peru, is focused on the development and sale of affordable housing and housing, as well as other real estate projects such as shopping centers and land sales. AENZA directly owns 99.54% of Viva and the other 0.46% is owned by a company executive.

E&C:

●	Cumbra Peru, incorporated in Peru, is one of the oldest and largest construction companies in Peru. AENZA owns 99.53% of Cumbra Peru; the remaining 0.47% is held by former and current company senior managers.

●	Vial y Vives—DSD S.A. (“Vial y Vives—DSD”), incorporated in Chile, is an engineering and construction company specialized in the mining sector and in providing services to the mining, energy, oil and gas, and cellulose sector. Cumbra Peru owns 99.16% of Vial y Vives—DSD; and the remaining 0.84% is held by third parties.

●	Cumbra Ingeniería, incorporated in Peru, is primarily engaged in engineering consultancy for projects in the mining, hydrocarbons, electrical, agricultural, industrial, tourism and transportation sectors. AENZA owns 89.41% of Cumbra Ingeniería (66.6% of Cumbra Ingeniería’s shares have been assigned to a trust created in benefit of the Peruvian state to secure the company’s contingent obligation to pay compensation to the Peruvian state in respect of investigations of the company by the Peruvian state), and the remaining 10.59% is distributed among former company senior managers (5.27%) and successors thereof (5.32%).

●	Morelco, incorporated in Colombia, is a recognized specialist in electromechanical assemblies, civil works, and services for the oil and gas and other energy sectors. Our subsidiary Cumbra Peru owns 100.0% of Morelco.

D. Property, Plant and Equipment

87.87% of our assets are located in Peru, with the remaining balance located in Chile and Colombia. As of December 31, 2023, the net book value of the assets of the company was S/307.2 million (US$82.7 million). We currently lease certain machinery and equipment from vendors. The terms of our leasing contracts range from two to five years, depending on the nature of the equipment. Leased machinery and equipment are capitalized for accounting purposes. Our principal executive offices, which we lease, are located at Av. Petit Thouars 4957, Miraflores, Lima, Peru.

Insurance and Contingency Planning

We have insurance coverage for fire, earthquakes, strike, riot, malicious damage, vandalism and terrorism; losses or damages to construction machinery and equipment; destruction or disappearance of property; civil liability, including physical harm to third parties; professional liability; transportation; vehicle theft, collision, rollover, fire and accidents; and directors’ and officers’ liability. Additionally, we carry different policies for specific risks related to our operating segments. Our management considers this coverage to be sufficient to cover probable losses and damages, taking into consideration the nature of our activities, the risks involved in our transactions and the advice of our insurance brokers.

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

A. Operating Results

Overview

We have a diversified portfolio of business units that includes an infrastructure management and development platform, one of the top oil and gas companies in Peru, one of largest real estate developers in the affordable housing market in Peru, and the largest engineering and construction company in Peru with an additional presence in Chile and Colombia. With more than 90 years of operations, we have a long track record of successfully completing the engineering and construction of many of Peru’s landmark private- and public-sector infrastructure projects, such as the Lima International Airport and the Peru liquid natural gas liquefaction plant, and we believe we have a track record of operational excellence in our markets. We have developed a highly experienced management team, a talented pool of more than 1,400 engineers and a skilled work force that share our core corporate values of quality, professionalism, reliability and efficiency.

Key Developments

GSP Liquidation

On January 8, 2024, after INDECOPI’s declaration that the liquidation agreement of GSP was null and void pursuant to Resolution No. 4069-2023/CCO-INDECOPI, and the failure to approve a new agreement within the legal term, the creditor committee ordered the dissolution and liquidation of GSP. See “Item 3.D. Key Information—Risk Factors—Risks Related to Key Developments—There is uncertainty with regard to the amount, timing, and manner in which the payment for the termination of the GSP gas pipeline concession will be paid.”

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

In 2018, the Peruvian criminal prosecutor charged our company and Cumbra Peru, as criminal defendants in connection with the IIRSA South (tranche II) project conseccion, and the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) included our company and Cumbra Peru in its criminal investigation. Additionally, in December 2018, the Peruvian First National Preparatory Investigation Court also resolved to include our company and Cumbra Peru as civilly liable third parties in the investigations related to the IIRSA South (tranche II) project concession and Cumbra Peru as a civilly liable third party in the investigations related to Tranches 1 and 2 of the Lima Metro.

In December 2018, Cumbra Peru was formally included as a civilly responsible third party, along with eleven other construction companies, in the criminal investigation conducted by a Peruvian public prosecutor with respect to an alleged “construction club” that colluded to receive public contracts. In October 2021, the prosecutor filed a motion to criminally charge Cumbra Peru and another of our subsidiaries, UNNA Transporte, and other companies in the construction sector in Peru, as well as a former director and former senior managers of our company, with collusion and other alleged crimes.

Additionally, Peruvian prosecutors have included José Graña Miró Quesada, the former Chairman of our company, and Hernando Graña Acuña, a former board member of our company and former chairman of Cumbra Peru, in an investigation for the crimes of collusion and money laundering against the Peruvian government, respectively, each in connection with the IIRSA South (tranche II) project concession, in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña Miró Quesada, Hernando Graña Acuña and Juan Manuel Lambarri, the former chief executive officer of Cumbra Peru, have been charged in connection with Tranches 1 and 2 of the Lima Metro. On February 9, 2022, the Peruvian press reported that Peruvian prosecutorial authorities entered into the plea agreements with José Graña Miró Quesada and Hernando Graña Acuña. On January 3, 2023 and January 18, 2023, the plea agreements with José Graña Miró Quesada and Hernando Graña Acuña, respectively, received judicial approval. The plea agreements are confidential under Peruvian law and, therefore, we do not know their content. However, such agreements may include information related to wrongdoing or knowledge of improper behavior while José Graña Miró Quesada and Hernando Graña Acuña were at the Company.

We understand that Peruvian prosecutors had initiated an investigation with respect to the Chavimochic project. Since neither the Company nor any of its affiliates or personnel were subject to investigation and therefore, we have limited information. However, the Chavimochic investigation was subsequently closed in connection with the Company without any further action. The project has not been operational since 2017 and the concession agreement has been terminated, as a result of an arbitral award notified to the concessionaire in October 2023. The arbitral award determined joint liability from both the concessionaire and the Peruvian government in connection with defaults to the concession agreement, as well as the termination of the concession. The arbitral award granted a termination payment in favor of the concessionaire (with respect to which AENZA holds a 26.5% minority stake) equal to US$25,307,438 plus interest, while also authorizing the grantor (Ministry of Agricultural Development) to draw 70% of the performance bond, equal to US$25,060,000, plus interest. As of December 31, 2023, we recognized a financial debt in the amount of US$ 7.9 million as a result of the performance bond granted to secure Chavimochic’s obligations under the concession agreement.

With the Final Agreement on Settlement and Cooperation in force, all of our criminal investigations in connection with our past partnerships with Odebrecht have concluded.

Final Agreement on Settlement and Cooperation (Acta de Acuerdo Final de Colaboración y Beneficios)

On May 21, 2021, the Company entered into a Preliminary collaboration and benefits agreement with a special team of Peruvian prosecutors covering the investigations related to corruption offenses of officials and related personnel, in which the Company, Odebrecht and others would have incurred (the “Prosecutor’s Office”), and with the ad hoc Public Prosecutor’s Office for investigations and processes related to crimes related to corruption of officials, money laundering and related activities (the “Attorney General’s Office”) allegedly committed by the Odebrecht company and others.

On September 15, 2022, the Final Agreement on Settlement and Cooperation was entered into between the Peruvian Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA accepted that they were utilized by certain former executives to commit illicit acts in a series of periods until 2016, and committed to pay a civil compensation to the Peruvian Government of S/488.9 million (S/ 333.3 million and US$ 40.7 million) calculated according to the formula established by Law No. 30737. The agreement was ratified (homologado) by judgment dated August 11, 2023, and entered into force with its consent, which was notified to AENZA on December 11, 2023.

According to the Final Agreement on Settlement and Cooperation, the payment of the civil compensation shall be made within twelve years at a legal interest rate in soles and dollars (3.55% and 1.9% annual interest as of December 31, 2023, respectively). The Company also undertakes to establish a series of guarantees after the court’s approval of the Final Agreement on Settlement and Cooperation (which took place on August 22, 2023 and by which the judge verified that such agreement is in accordance with the law), consisting of (i) two trust agreements that include shares issued by Cumbra Ingeniería S.A.; (ii) a trust on a property owned by the Company; and (iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Final Agreement on Settlement and Cooperation includes a restriction for AENZA and its subsidiaries Cumbra Peru and Unna Transporte from participating in new public infrastructure, construction and road maintenance contracts for two years from the date of the court’s approval of the agreement. The other member companies of AENZA’s economic group are not subject to any restriction or prohibition to contract with the Peruvian Government.

On December 27, 2023, the initial installment of the civil compensation was paid to the Peruvian Government for S/10.3 million and US$1.2 million. As of December 31, 2023, the Company maintains in its financial statements the total liability associated to the Final Agreement on Settlement and Cooperation for an amount of S/469.8 million (S/323 million and US$39.5 million).

We have already filed a request to the Ministry of Justice, soliciting Aenza and Cumbra Peru’s exclusion from List 2 of Law No. 30737 (“List 2”), which sets forth certain restrictions against companies included in such public list. This request (which has also been replicated by the Prosecutor’s Office) is consistent with the terms of the Final Agreement on Settlement and Cooperation, which expressly provides our exclusion from the application of Law No. 30737. We expect that the Ministry of Justice will exclude us and Cumbra Peru from List 2 shortly, once pending documentation requested by such entity is delivered by the Prosecutor’s Office.

Administrative Process in Relation to the Construction Club

On July 11, 2017, INDECOPI initiated an investigation against several Peruvian construction companies (including Cumbra Peru), about the existence of an alleged cartel called the Construction Club.

On February 11, 2020, our subsidiary Cumbra Peru was notified by the Technical Secretariat of INDECOPI’s Free Competition Defense Commission (the “Commission”) with a resolution announcing a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of public works.

On March 9, 2021, Cumbra Peru was notified with the Final Instruction Report prepared by the Technical Secretariat of the Commission, in connection the administrative sanctioning procedure against 33 construction companies and 26 of their executives for having adopted a coordination system through which they agreed to share several bids called by Provias Nacional and other entities of the Peruvian state. On November 15, 2021, the Commission issued Resolution No. 080-021-CLC-INDECOPI, which resolved to sanction in first administrative instance the above mentioned companies and their executives, including Cumbra Peru. On December 9, 2021, Cumbra Peru filed an appeal against the referred resolution, suspending any execution of the resolution, including the payment of the fine imposed and the compliance with the corrective measures ordered. As of December 31, 2023, the Company maintains a provision that was recognized amounting to S/56.4 million (S/52.4 million as of December 31, 2022).

Investigations and Administrative Proceeding initiated by INDECOPI for Anti-Competitive Practices in the Labor Market in the Construction Sector

On February 7, 2022, Cumbra Peru and UNNA Transporte were notified pursuant to INDECOPI Resolution No. 038-2021/DLC-INDECOPI dated December 28, 2021, that the antitrust authority initiated a sanctioning administrative procedure for alleged illicit practices in the labor market during the period from 2011 to 2017.

On April 7, 2022, Cumbra Peru and UNNA Transporte submitted a proposal for a cease and desist agreement for the early termination of the administrative sanctioning procedure, in which they (i) acknowledged the alleged conduct, (ii) committed to maintain during 2022, 2023 and 2024, a compliance program with free competition rules, and (iii) agreed to pay S/2.7 million in two installments (one after 60 days and the second after 12 months). Pursuant to Resolution No. 054-2022/CLC-INDECOPI dated August 19, 2022, the Commission approved the proposed cease and desist commitment and concluded the sanctioning procedure. As of December 31, 2022, the Company estimated a provision amounting to S/1.4 million related to this proceeding.

Following the established schedule, the subsidiaries have already paid the total amount of the compensation. Likewise, the subsidiaries are complying with their commitment to maintain a compliance program, with supervision of INDECOPI.

On May 9, 2023, our subsidiaries Cumbra Peru and Unna Transporte were notified by INDECOPI, with Resolution No. 052-2023/CLC-INDECOPI, which formally concludes the administrative sanctioning procedure in first instance for alleged illicit practices in the labor market during the period from 2011 to 2017.

This administrative investigation was settled and we have already paid a reduced fine, which was provisioned for on our balance sheet.

Termination of Chavimochic Concession – Arbitration Proceeding

In May 2014, Concesionaria Chavimochic S.A.C. (the “Concessionaire”), in which AENZA has a 26.5% interest, entered into a concession agreement with the Peruvian government for the design, construction, operation, and maintenance of major hydraulic works of Chavimochic Project (the “Project”). The construction of the Project started in 2015 with a concession term of twenty-five (25) years and a total investment of US$647 million.

According to the concession agreement, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% complete. However, at the beginning of 2017, the procedure for early termination of the concession agreement was initiated due to a breach of contract by the Peruvian government as grantor (the “Grantor”), and all activities were suspended in December 2017. Since the parties did not reach an arrangement, the Concessionaire initiated an arbitration process before the United Nations Commission on International Trade Law (UNCITRAL).

On October 4, 2022, the UNCITRAL notified the parties of its decision, which provided for the early termination of the concession agreement and ordered, among other things, (i) that the Grantor should pay the Concessionaire an amount of US$25.3 million as a consequence of its failure to provide the project control delivery, and (ii) either the execution of 70% of the Concessionaire’s performance bond or the payment of US$25 million, as a result of the Concessionaire’s failure to obtain evidence of financial closing.

In February 2023, the Grantor partially executed the Concessionaire’s performance bond, where AENZA was required to assume a total of US$ 7.5 million. As of the date of this annual report, the Grantor requested the execution of the balance of the Concessionaire’s performance bond, where AENZA is responsible for US$ 1.4 million. The Concessionaire is currently coordinating the necessary legal actions for the full execution of the award so that the Grantor complies with the obligations arising therefrom. As of December 31, 2023, we recognized a financial debt in the amount of US$ 7.9 million as a result of the performance bond granted to secure Chavimochic’s obligations under the concession agreement. Likewise, the Concessionaire will initiate legal actions against the Grantor for what it considers an arbitrary execution of the balance of the performance bond without the arbitration court having granted the possibility of executing the bond for a higher amount and without a breach of contract having been attributed to the Concessionaire that would justify such performance.

Tender Offer by IG4

On June 15, 2021, IG4 Capital announced a tender offer for a total of 107,198,601 common shares equivalent to 12.29% of our outstanding shares. On August 10, 2021, IG4 Capital purchased a significant shareholding participation amounting to 23.90% of the total outstanding shares, of which 12.29% was purchased within the tender offer and an additional 11.61% was acquired in transactions outside the tender offer. Furthermore, on August 12, 2021, certain shareholders of AENZA signed a trust agreement with IG4 Capital, as trustee, and La Fiduciaria S.A., in which, among other aspects, IG4 Capital acquired the voting rights of common shares representing an additional 8.97% of the company for a period of eight years, which could be automatically renewed for an additional period of eight years. As of December 2023, IG4 Capital owns 28.77% of our capital stock, which includes (i) 18.52% of our capital stock held directly, (ii) voting rights to the 4.47% and 3.91% of our capital stock held by GH Holding Group and La Fiduciaria – FID IG4, respectively, and (iii) voting rights to an additional 1.87% of our capital stock pursuant to certain agreements between IG4 Capital and certain other shareholders.

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

An independent consulting firm performed in 2020 a specialized review of our Anti-corruption Compliance Program. Their review identified no material weaknesses and concluded that our program was suited for the nature of our businesses, needs, risks and characteristics. In that year, three of our subsidiaries achieved ISO 37001 Certification (Cumbra Peru, Ecotec and Morelco).

In 2021, we strengthened our Regulatory Compliance Program, enhanced the risk assessment and monitoring models behind our Third Party Due Diligence Program, and innovated and updated our training means and content based on risk and related to ethical conduct and values aligned with our business code of conduct.

Strengthening the Culture of Integrity was the focus of the program in 2022, as we continue to improve other programs. The Board of Directors formalized the organization’s compliance processes and the new structure of the compliance area focused on business lines and processes. Likewise, the company also updated policies and procedures on ethics, due diligence, donations, gifts, entertainment, the management of conflicts of interest, and the management of relationships with government officials. We also strengthened the training plan, extending it to the engineers in the organization.

An independent consulting firm conducted a specialized review of our Anti-Corruption Compliance Program in 2022. Their revision identified no material weaknesses and concluded that our program aligned with the requirements of the applicable anti-corruption regulations. In 2022, all subsidiaries of Cumbra Peru, our engineering and construction business lines in the region (Peru, Chile, and Colombia), achieved ISO 37001 certification.

In 2023, our program was strengthened since the Peruvian regulations included new types of corruption offenses. These new types of crruption offenses were included in our 2023 training program for all staff and engineers in the organization. Moreover, our due diligence program was also strengthened highlighting a risk-based approach. Additionally, during 2023 we obtained the ISO 37001 certification for Unna Energía and updated the certification for Aenza, Cumbra Peru and Unna Infraestructura.

Convertible Bonds

On August 13, 2021, AENZA issued Convertible Bonds in a total principal amount of US$89.9 million. The Convertible Bonds matured in February 2024, beared interest at a rate of 8%, and were payable quarterly. The Convertible Bonds were convertible into shares as of the sixth month from the date of issuance. In accordance with the terms and conditions of the Convertible Bonds, holders of Convertible Bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022 we issued 37,801,073 new common shares. Additionally, holders of Convertible Bonds in a principal amount equivalent to US$78.9 million exercised their conversion rights and, on March 31, 2022, we issued an additional 287,261,051 new common shares. After these conversions, the Convertible Bonds were fully cancelled.

Bridge Loan

On March 17, 2022, the Company entered into a bridge loan agreement for up to US$ 120 million (S/ 445.6 million), with a group of financial institutions comprised by Banco BTG Pactual S.A. – Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing was expected to be repaid over a period of 18 months, in quarterly interest installments and is secured, subject to the fulfillment of certain conditions precedent, by a flow trust (first lien), a pledge over the shares in Unna Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On October 5, 2023, and December 27, 2023, payments of US$ 8 million (S/29.7 million) and US$ 12 million (S/ 44.6 million), respectively, were made under the bridge loan agreement. In addition, on December 27, 2023, the term extension of the bridge loan agreement was signed for up to US$ 100 million (S/371.1 million) for a period of twelve months payable in quarterly interest installments.

As of December 31, 2023, amounts outstanding under the loan were US$102.3 million (S/379.9 million), comprising principal of US$100.0 million (S/371.3 million), plus interest and net deferred charges of US$2.3 million (S/8.6 million).

Capital Stock Increase

On December 27, 2023, the Company issued 174,984,912 new common shares, at a price per share of S/0.4971, increasing the Company’s capital stock from S/1,196.9 million to S/1,371.9 million The total shares were fully subscribed and paid in two pre-emptive subscription rounds and in the private offering (S/86.9 million or U$23.4 million). A placement loss of S/87.9 million was determined, equivalent to the difference between the nominal value of the new common shares issued and the total amount paid. On February 1, 2024, the capital increase was registered in the Company’s public registry. On February 15, 2024, the 174,984,912 common shares resulting from the capital increase were delivered to their holders.

Corporate Reorganization

On October 19, 2023 and December 27, 2023, the Board of Directors approved a corporate reorganization plan (the “Corporate Reorganization”) and the non-monetary contributions required to execute the Corporate Reorganization Plan, respectively. On February 7, 2024, a general shareholders’ meeting of the Company approved the Corporate Reorganization Plan, which sets forth AENZA’s new corporate structure consisting of two new holding companies: (i) one that will concentrate the engineering and construction businesses, and (ii) another that will hold the infrastructure and energy businesses. Under the new corporate structure, Viva Negocio Inmobiliario S.A.C. will remain as the vehicle through which the real estate development business is conducted.

In this regard, the following in-kind capital contributions were approved to be made:

●	Unna Infraestructura S.A.C. would receive the shares owned by the Company in the following subsidiaries: Tren Urbano Lima S.A., Red Vial 5 S.A., Concesionaria La Chira S.A., Inversiones en Autopistas S.A., Carretera Andina del Sur S.A.C., Concesionaria Via Expresa Sur S.A.C., Carretera Sierra Piura S.A.C., Operadores de Infraestructura S.A.C., and Agenera S.A.C.

●	Inversiones Ingeniería y Construccion S.A.C., would receive the shares owned by the Company in the following subsidiaries: Cumbra Peru S.A. and Cumbra Ingeniería S.A.

●	UNNA S.A., would receive the shares owned by the Company in the following subsidiaries: Unna Infraestructura S.A.C. and Unna Energía S.A.

Additionally, the General Shareholders’ Meeting approved the delegation of powers to the Board of Directors to determine and fix the accounting valuation of the shares that will be the object of the non-monetary contributions, based on a valuation report to be prepared by Larrain Vial within 90 calendar days from February 7, 2024, as well as to determine all other conditions and terms for the realization of the non-monetary contributions.

We have taken preliminary steps in executing the Corporate Reorganization Plan; however, there are several events and conditions we must satisfy for the reorganization to occur, including the approval of AENZA’s and the involved subsidiaries’ stakeholders and lenders.

Issuance of International Bonds

On April 17, 2024, we launched an offering of new bonds in the international markets in reliance of Rule 144A and Regulation S under the Securities Act. On May 10, 2024, the new bonds were priced for a principal amount of US$210 million and a coupon of 12.000%, and will mature in 2029. We expect to issue the new bonds on May 14, 2024. We expect to use the proceeds of this offering to pay outstanding debt and other corporate purposes.

Internal Control over Financial Reporting

In 2023, we identified material weaknesses regarding our internal control over financial reporting. For more information, see “Item 3. Key Information—D. Risk Factors—We have identified material weaknesses in our internal control over financial reporting related to our information technology IT systems, and if we cannot maintain effective internal controls or provide reliable financial and other information in the future, investors may lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common shares” and “Item 15. Controls and Procedures.”

Factors Affecting Our Results of Operations

General

Peruvian, Chilean and Colombian Economic Conditions

In 2021, 2022 and 2023, 79.6%, 80.5% and 72.8% of our revenues, respectively, were derived from activities in Peru. Accordingly, our results of operations are substantially affected by economic conditions in the country and our growth is driven in significant part by growth in the Peruvian economy. In addition, 16.9%, 16.1%, and 13.0% of our revenues in 2021, 2022 and 2023, respectively, were derived from activities in Chile and 3.5%, 3.4%, and 14.2% of our revenues in 2021, 2022 and 2023, respectively, were derived from activities in Colombia.

Peruvian real GDP increased 13.6% in 2021 and 2.7% in 2022, and decreased 0.6% in 2023. As a result of the COVID-19 pandemic and the measures taken by governments, private consumption increased at an average annual rate of 2.0% in real terms from 2020 to 2022 and increased at an average annual rate of 0.1% in real terms from 2022 to 2023. Private investment increased 37.4% in 2021, and decreased 0.4% in 2022 and 0.1% in 2023, each in real terms. Inflation in Peru, as measured by the change in the consumer price index, was 6.4% in 2021, 8.5% in 2022, and 3.2% in 2023. The Sol depreciated versus the U.S. dollar by 10.5% in 2021, and appreciated by 4.5% in 2022 and by 2.8% in 2023. Peru’s sovereign debt has been rated investment grade by S&P, Fitch and Moody’s. As the social and political crisis evolved, in October and December 2022 and January 2023, Fitch, Standard & Poor’s and Moody’s, respectively, changed their outlook for Perú’s long-term debt in foreign currency to negative from stable (keeping the credit ratings at “BBB,” “BBB” and “Baa1,” respectively) due to the challenging relationship between the executive and legislative branches, which limited the government’s ability to implement timely policies. In October 2023, Fitch confirmed its rating, with Standard & Poor’s changing its rating to BBB- in April 2024.

The Chilean economy grew 12.0% during 2021, 2.1% during 2022, and 0.2% in 2023. Total fixed investment increased at an annual average rate of 19.5% in real terms from 2021 to 2022 and increased at an annual average rate of 0.7% in real terms from 2022 to 2023. Inflation in Chile, as measured by the change in the consumer price index, was 7.2% in 2021, 12.8% in 2022 and 3.9% in 2023. The Chilean peso appreciated versus the U.S. dollar by 15.6% in 2021, depreciated versus the U.S. dollar by 14.9% in 2022 and appreciated by 3.8% in 2023. Chilean sovereign debt has the highest rating in the South America region, rated A by S&P (October 2022), A2 by Moody’s (September 2022) and A- by Fitch (December 2022).

Colombian real GDP grew 11.0% in 2021, 23.2% in 2022 and 7.0% in 2023. Inflation in Colombia was 5.6% in 2021, 13.1% in 2022 and 9.3% in 2023. The Colombian peso depreciated against the U.S. dollar by 20.8% in 2022 and appreciated by 20.5% in 2023. Colombia’s sovereign debt was rated BB+ by Fitch (December 2022), BB+ from S&P (January 2023), and Baa2 from Moody’s (March 2023).

From 2020 to 2022, our revenues increased at a compound annual growth rate of 11.4% and from 2022 to 2023 our revenues decreased 2.4%. In the Energy area, revenues increased due to higher oil production in the oil and gas business. In our Infrastructure segment, the increase is mainly explained by higher revenues in Línea 1 and the higher execution of maintenance and works related to the El Niño Phenomenon in Canchaque. This was offset by lower production volume in projects under execution in our Engineering and Construction segment, and lower sales of industrial lots and affordable and traditional housing units in our Real Estate segment.

Fluctuations in Exchanges Rates

In 2023, 27.0%, 54.4%, and 18.6% of our revenues were denominated in soles, U.S. dollars and other currencies, respectively, while 45.3%, 31.3%, and 23.5% of our cost of sales during the year were denominated in soles, U.S. dollars and other currencies, respectively. In addition, as of December 31, 2023, 50.6%, 48.3% and 1.1% of our total debt was denominated in soles, U.S. dollars and other currencies, respectively. Accordingly, fluctuations in the value of these currencies can materially affect the results of our operations. When the Sol appreciates against the U.S. dollar, our operating margins tend to decrease; when the soles depreciate against the U.S. dollar, our operating margins tend to increase (if everything else is held equal). Conversely, the appreciation of the soles against the U.S. dollar tends to decrease our indebtedness and Financial expenses as expressed in soles; and the depreciation of the soles against the U.S. dollar tends to increase our indebtedness and Financial expenses as expressed in soles. We enter into derivatives, from time to time, to hedge part of our financial exposure to currency fluctuations. The value of the soles to the U.S. dollar depreciated in 2021 by 10.5%, and appreciated in 2022 and 2023 by 4.5% and 2.8%, respectively, which impacted the results of our operations.

Estimates of the effects of fluctuations in exchange rates on our consolidated and reportable segment revenues and costs of sales were calculated based on daily average exchange rates and estimated aggregate revenues and cost of sales denominated in U.S. dollars, Chilean pesos and Colombian pesos, and were not calculated on a transaction-by-transaction basis. For additional information on the effect of exchange rate fluctuations on our results of operations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk —Exchange Rate Risk.”

Cost of Labor, Third-Party Services and Inputs

The largest components of our costs are: labor, which represented 26.8% of our cost of sales and 57.7% of our administrative expenses in 2023; services provided by third parties, which represented 35.1% of our cost of sales and 28.4% of our administrative expenses in 2023; and supplies (including raw materials), which represented 20.2% of our cost of sales in 2023. For a breakdown of our cost of sales and administrative expenses, see Note 25 to our audited annual consolidated financial statements included in this annual report.

Our cost of labor is influenced by, among other factors, the number of our employees, as well as inflation, competition we face for personnel in each of our operating segments and the availability of qualified candidates. From 2021 to 2022, our personnel charges decreased 3.1% and our costs related to services provided by third parties increased by 0.9%. Services provided by third parties include: subcontracting in our E&C segment, such as carpentry work; advisory and consultancy work, including external audit and legal services; and renting of equipment. The principal supplies we use are fuel, cement, and steel, which in the aggregate represented 13.7% of our total input costs in 2022. Our costs for these supplies are affected by, among other factors, the growth or decline of our operations, market prices, including global prices in the case of fuel, and transportation costs. We do not have long-term contracts for the supply of our key supplies. From 2021 to 2022, our input costs increased 59.2%. Our cost of labor, third party services and supplies increased in 2022 primarily due to higher activity levels in our E&C segment. From 2022 to 2023, our personnel charges decreased 19.2%. From 2022 to 2023, costs related to services provided by third parties decreased 3.8%. The principal supplies we use are fuel, cement, and steel, which in the aggregate represented 8.7% of our total input costs in 2023. We do not have long-term contracts for the supply of our key supplies. From 2022 to 2023, our input costs increased 25.0%. Our cost of labor, third party services and supplies increased in 2023 primarily due to higher activity levels in our E&C segment.

Acquisitions and Dispositions

Our results of operations can be affected by the acquisition or sale of assets. During the 2021-2023 period, we did not have significant acquisitions or sales.

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

Infrastructure

Traffic and Fees for Toll Roads

The majority of our toll roads revenues derives from the Norvial concession. Unlike our other toll road concessions, our revenues from the Norvial concession depend on traffic volume. Traffic volume on the Norvial road slightly decreased by 3.4% from 2022 to 2023 due to social-political and environmental impacts associated with cyclone Yaku, which are expected to be recovered during 2024. For the Norvial toll road, the toll rate is set out in the Norvial concession agreement and adjusted in accordance with a contractual formula that takes into account the Sol/U.S. Dollar exchange rate and Peruvian and United States inflation rates. Under our Survial and Canchaque road concessions, our revenues consist of annual fees paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the roads, which can vary depending on the amount of road maintenance required due to road wear and tear.

Under the Norvial concession contract, we are required to expand certain stretches of the highway by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage was completed in December 2019. Norvial’s capital investment for the second stage was S/330 million (US$89 million). In May 2018, we signed an investment agreement with BCI Peru to monetize future dividends of Norvial. The amount of the transaction was S/157.1 million (US$42.3 million), the proceeds of which were applied to the reduction of indebtedness related to GSP.

Mass Transit

We generate revenue from our Lima Metro concession based on kilometers traveled per train, with a fee per kilometer, the number of trains required to be in operation and the number of kilometers that we are required to travel established by the terms of the concession. Our revenues do not depend on passenger traffic volume. Our results in this concession between 2022 and 2023 were influenced by the reliability and proper operation of our trains. We currently have all 44 trains in operation (including three backup trains).

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

Energy

A substantial part of the revenues in our Energy segment depends on global prices of crude oil. Under our crude oil procurement contracts, we are entitled to sale the 100% of crude oil volume to Petroperu of each field (Blocks III and IV) according to a basket of international crude oil prices. Under our contracts, we acquire the extracted hydrocarbons and pay royalties, which are also based on a basket of international crude prices and the level of production. Historically, oil prices have been volatile and are likely to be volatile again in the future. During 2021, 2022 and 2023, average Brent crude prices were US$70.67, US$101.18 and US$82.81 per barrel, and the average crude oil price we received in these years was US$68.7, US$81.73 and US$82.41 per barrel of extracted oil, respectively. Due to our activities being conducted in mature oil fields, which have been producing oil for 100 years in the case of Block III, 95 years in the case of Block IV and for over 50 in the case of years Block V, our oil production depends primarily on the level of our drilling and production activities. Our operations in Block I and Block V expired in December 2021 and October 2023, respectively.

Our Pariñas gas processing plant has a delivery and gas processing and fractionation contract with Empresa Eléctrica de Piura S.A. (ENEL), a thermal power generation subsidiary of the Endesa group. Under this contract, ENEL delivers natural gas that it purchases from onshore and offshore gas producers in the Talara area. We are responsible for all operating costs of the gas processing plant but are entitled to keep revenues from the sale of all resulting natural gas liquids to third parties after delivery of all dry gas and payment of a variable royalty to ENEL. 82.4% of the total volume of natural gas processed by our Pariñas gas processing plant depends upon gas volumes demanded by ENEL for its gas-fired turbines, which can vary significantly. Prices for natural gas liquids can also fluctuate significantly and are affected by market prices for LPG and crude oil. We processed 30.41 MMcf per day during 2021, 31.68 MMcf per day during 2022 and 28.48 MMcf per day during 2023.

In connection with our fuel storage terminal business, under two operation contracts with PetroPeru, we receive revenues related to monthly reserved volume in storage tanks for refined crude products (storage fee) and for volumes loaded and dispatched into railroad cars or cistern trucks from each terminal (throughput fee). These fees are adjusted annually to account for U.S. inflation. Our fuel storage activities in the North and Central Terminals are carried out under 20-year contracts, which expire in 2034.

Real Estate

The results of operations of our Real Estate segment are driven by the number of units we develop and deliver in a reporting period, our mix of unit sales (affordable housing versus housing), unit prices, land purchase prices and our costs of construction. These results are also affected by a number of factors that may impact the Peruvian real estate sector as a whole, including: the availability of government subsidies for affordable housing; prices of suitable land in particular areas; regulation of real estate development imposed by national, regional and local laws and regulators, and the time required to obtain applicable construction permits and licenses; the unemployment rate and wage levels; prevailing interest rates and availability of financing; the supply in the market; the level of customer interest in our new projects; and our costs, such as the price of labor, materials, insurance, taxes and other public charges. We delivered 1,515, 1,310 and 1,164 units in 2021, 2022 and 2023, respectively.

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

E&C

The main driver of our E&C results is economic growth in Peru and to a lesser extent Chile and Colombia, particularly private and public investment in mining, power, oil and gas, transportation, real estate, and other infrastructure sectors.

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

During 2023, we maintained the same level of sales as in 2022 as a result of the execution of Quellaveco, San Gabriel and Lima Airport projects in Peru, Orotoy and Termosuria in Colombia and Quebrada Blanca 2 and Spence in Chile.

New Accounting Pronouncements, Amendments and Interpretations

For information on new accounting pronouncements, amendments and interpretations, see Note 3 to our audited annual consolidated financial statements included in this annual report.

Non-GAAP Financial Measure and Reconciliation

In this annual report, we present Adjusted EBITDA, Adjusted EBITDA per Segment, Adjusted EBITDA Margin and Adjusted EBITDA Margin per Segment, as non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present Adjusted EBITDA, Adjusted EBITDA per Segment, Adjusted EBITDA Margin and Adjusted EBITDA Margin per Segment because we believe they provide readers with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. Our management uses Adjusted EBITDA, Adjusted EBITDA per Segment, Adjusted EBITDA Margin and Adjusted EBITDA Margin per Segment, among other measures, for internal planning and performance measurement purposes. We believe that Adjusted EBITDA, Adjusted EBITDA per Segment, Adjusted EBITDA Margin and Adjusted EBITDA Margin per Segment are useful in evaluating our operating performance compared to other companies operating in our sectors because the calculation of Adjusted EBITDA generally eliminates the effect of financing and income tax expenses and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. Adjusted EBITDA and Adjusted EBITDA per Segment should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). Adjusted EBITDA, Adjusted EBITDA per Segment, Adjusted EBITDA Margin and Adjusted EBITDA Margin per Segment, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

We define “Adjusted EBITDA” as net (loss) profit plus: financial income and expenses; interests for present value of financial asset or liability; income tax; and depreciation and amortization. We define “Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenues. Also, we define “Adjusted EBITDA per Segment” as net (loss) profit per segment plus: financial income and expenses per segment; interests for present value of financial asset or liability per segment; income tax per segment; and depreciation and amortization per segment, and “Adjusted EBITDA Margin per Segment” as Adjusted EBITDA per Segment divided by revenues per segment.

The financial information is presented in millions, however, for the calculation of the figures presented more decimals have been considered. For this reason, in some occasions, the sums of the figures in millions may differ from the totals by decimals. The same effect may occur with percentage variations.

	For the year ended December 31,
	2023(1)	2023	2022
	(in US$ millions)	(in millions of S/)
Profit (loss) of the year	38.0	141.1	(362.1)
Financial expenses	51.2	190.0	156.5
Financial income	(8.4)	(31.3)	(15.5)
Interests for present value of financial asset or liability	(0.7)	(2.6)	86.0
Income tax	52.7	195.6	131.3
Depreciation and amortization	63.8	236.9	177.0
Adjusted EBITDA(2)	196.6	729.8	173.3

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.
(2)	We define “Adjusted EBITDA” as net (loss) profit plus: financial income and expenses; interests for present value of financial asset or liability; income tax; and depreciation and amortization. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (In each case, as determined in accordance with IFRS). Adjusted EBITDA , as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Adjusted EBITDA per Segment

Adjusted EBITDA in the Infrastructure Segment

	For the year ended December 31,
	2023(1)	2023	2022
	(in US$ millions)	(in millions of S/)
Profit (loss) of the year	33.2	123.1	144.2
Financial expenses	8.5	31.4	35.6
Financial income	(4.2)	(15.6)	(4.8)
Interests for present value of financial asset or liability	0.6	2.1	0.3
Income tax	15.2	56.6	52.2
Depreciation and amortization	16.6	61.6	61.5
Adjusted EBITDA(2)	69.8	259.2	288.9

Adjusted EBITDA in the Energy Segment

	For the year ended December 31,
	2023(1)	2023	2022
	(in US$ millions)	(in millions of S/)
Profit (loss) of the year	14.2	52.8	63.9
Financial expenses	5.5	20.3	17.7
Financial income	(0.7)	(2.6)	(1.7)
Interests for present value of financial asset or liability	0.7	2.7	(2.1)
Income tax	6.4	23.7	30.9
Depreciation and amortization	37.5	139.4	75.5
Adjusted EBITDA(2)	63.6	236.3	184.2

Adjusted EBITDA in the Real Estate Segment

	For the year ended December 31,
	2023(1)	2023	2022
	(in US$ millions)	(in millions of S/)
Profit (loss) of the year	7.6	28.2	82.9
Financial expenses	2.6	9.6	9.4
Financial income	(1.9)	(7.1)	(1.1)
Interests for present value of financial asset or liability	(1.4)	(5.3)	(2.6)
Income tax	6.3	23.3	42.9
Depreciation and amortization	1.6	5.9	6.2
Adjusted EBITDA(2)	14.7	54.6	137.7

Adjusted EBITDA in the E&C Segment

	For the year ended December 31,
	2023(1)	2023	2022
	(in US$ millions)	(in millions of S/)
Profit (loss) of the year	(0.6)	(2.3)	(147.5)
Financial expenses	21.1	78.3	70.0
Financial income	(0.3)	(1.1)	(2.0)
Interests for present value of financial asset or liability	0.1	0.3	6.2
Income tax	21.7	80.4	15.8
Depreciation and amortization	6.8	25.1	27.2
Adjusted EBITDA(2)	48.7	180.7	(30.3)

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.
(2)	We define “Adjusted EBITDA” as net (loss) profit plus: financial income and expenses; interests for present value of financial asset or liability; income tax; and depreciation and amortization. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be construed as an alternative to net profit or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (In each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Results of Operations

General

Accounting for Subsidiaries, Joint Operations, Joint Ventures and Associated Companies

Results of our subsidiaries, joint operations, joint ventures and associated companies are reflected in our financial results. We refer to our subsidiaries as those entities over which we exercise control. We consolidate the results of our subsidiaries in our financial statements and we reflect the profit corresponding to the minority interests in our subsidiaries under “profit attributable to non-controlling interests” in our income statement. Our consolidation of the results of our subsidiaries includes subsidiaries in which we have less than 50% of the equity. We refer to business activities in which we share control with unrelated entities as joint arrangements, including joint operations and joint ventures, which are typically conducted through an agreement with a third party to carry out specific projects. We contribute our assets to these projects and derive revenue from their use. In our financial statements we recognize, in relation to our interest in a joint operation, our assets and liabilities, including our share of any asset or liability we hold jointly with our partner, as well as our share of revenue and expense from the joint operation. We refer to our associated companies as those entities over which we have significant influence but do not control. We reflect the results of our associated companies and joint ventures under the equity method of accounting in our financial statements under the line item “share of the profit and loss in associates” in our income statement. For further information, including a list of our subsidiaries, joint operations, joint ventures, and associated companies, see Notes 6.A, 6.B, 6.C, 6.D, and 14 to our audited annual consolidated financial statements included in this annual report.

Intersegment Transactions

From time to time, certain of our operating segments provide services between each other. In 2022 and 2023, 0.24% and 0.68% of revenues in our E&C segment, respectively, derived from the construction and services for AENZA’s Infrastructure and Energy companies (UNNA Transporte, Norvial, Survial, Consorcio Terminales and Canchaque). Also, in 2022 and 2023, less than 0.04% and 0.03% of revenues in our E&C segment, respectively, derived from additional construction services for AENZA’s real estate company, Viva, and its subsidiaries. Accordingly, in such circumstances, the segment providing services recognizes revenues, and the segment receiving such services recognizes costs of sales, relating to the services provided. These intersegment revenues and cost of sales are eliminated in the consolidation of our financial results. Nevertheless, our Infrastructure segment may recognize gross profits or losses based on the difference between the fees the segment charges in accordance with concession terms and costs it incurs relating to services provided by our other segments. For more information on our segments, see Note 7 to our audited annual consolidated financial statements included in this annual report.

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

For further information, see Notes 2.W, 2.X and 19 to our audited annual consolidated financial statements included in this annual report.

(2) Mass Transit: We obtain revenues from our Lima Metro concession based on a tariff per kilometer travelled by our trains in operation in accordance with a schedule established in our concession agreement, which we recognize in the period in which the services are performed. Under the concession, the tariff is comprised of three components: (i) fees related to our operation and maintenance services; (ii) fees related to the Peruvian government’s repayment of the amounts we invest to purchase trains, ongoing capital expenditures and other infrastructure for the Peruvian government; and (iii) fees related to interest we charge to the Peruvian government in connection with the amounts we invest to purchase such trains, ongoing capital expenditures and other infrastructure. In 2021, the fees related to items (i), (ii) and (iii) were S/358.9 million. In 2022, the fees related to items (i), (ii) and (iii) were S/398.9 million. In 2023, the fees related to items (i), (ii) and (iii) were S/424.8 million, respectively. We only recognize in our income statement the portion of the tariff that relates to items (i) and (iii). We record the amounts paid by us that relate to item (ii) as long-term accounts receivables from the Peruvian government. Accordingly, tariff payments received relating to item (ii) reduce our accounts receivables but do not impact our income statement, and we do not amortize our investments in our income statement as our investment in the concession is recorded as an account receivable with the government rather than a depreciable investment.

We entered into the fourth addendum to the Lima Metro concession contract on July 11, 2016, in order to expand transportation capacity. In accordance with the fourth addendum, the expansion project will involve: (i) the purchase of 20 new trains; (ii) the purchase of 39 new cars; and (iii) the improvement and expansion of the existing infrastructure. As compensation for the investments of the expansion project, we will be entitled to receive the following: (i) an advance payment of 30% of each investment component; and (ii) the balance of 70% of each investment component, compensated through the annual payment for additional investments (pago anual por inversiones complementarias). We register the estimated compensation related to the direct cost in the income statement, plus a margin in the same period. In 2021, 2022, and 2023, there was no income related to the investment components.

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

(3) Water Treatment: We obtained revenues from the engineering design and construction of La Chira wastewater treatment plant, which we recognize based on the percentage-of-completion method of accounting. Since the plant began operating in August 2016, we have obtained revenues only for operation and maintenance services, which we recognize in the period in which the services are performed.

(4) Operation and Maintenance of Infrastructure Assets: We obtain revenues from our operation and maintenance of infrastructure assets line of business for the operation and maintenance services we provide to the government and concessionaires (currently concessions within our Infrastructure segment), which we recognize in the period in which the services are performed. We receive unrestricted advances with respect to our service contracts with the government, which vary from 10% to 30% of the contract price, which we record as an account payable. We typically invoice our clients on a periodic basis as the project progresses, deducting from the related advances on a proportional basis. For further information, see Note 20 to our audited annual consolidated financial statements included in this annual report. Our cost of sales in this line of business includes personnel costs, services provided by third parties, machinery and other materials (primarily trucks), and depreciation of equipment utilized to provide services.

Energy

We obtain revenues from extraction services and license contracts related to oil and gas production, sale of oil, fuel storage services and the sale of natural gas liquids derived from our gas processing and fractionation services, which we recognize in the period in which the services are performed and, in the case of sale of oil and natural gas liquids, when the sale is made. Cost of sales for our Energy segment includes labor, materials, amortization and depreciation of oil wells, depreciation of the gas plant, maintenance, general expenses, and royalties.

Real Estate

We obtain revenues in our Real Estate segment from sales of affordable housing and housing units, commercial buildings and land parcels, which we recognize at the time of delivery of the unit or building and, in the case of land parcels, at the time of the sale. We typically pre-sell our affordable housing and housing units prior to and during construction and use the related proceeds we receive to finance the construction of the units. These pre-sale funds are restricted and released from escrow to us periodically as construction progresses. Our Real Estate cost of sales includes the cost to purchase land, costs of architectural design and construction (which usually includes payments to third parties, primarily our E&C segment), licensing and permit costs, personnel costs, and fees to third parties related to sanitation or electrical engineering. In 2021, 2022, and 2023, our cost of land that is allocated to units delivered during these periods amounted to S/24.5 million, S/17.3 million, and S/4.8 million. We recognize land purchases as inventory, and, accordingly, do not mark-to-market the value of our land for changes in fair value. For further information, see Note 13 to our audited annual consolidated financial statements included in this annual report.

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

Engineering and Construction

Revenues in our E&C segment are obtained from engineering and construction services provided to clients and are recognized under the percentage-of-completion method of accounting. For further information, see Note 2.W to our audited annual consolidated financial statements included in this annual report. We receive unrestricted client advances in a substantial majority of E&C projects, on average equal to 10% of the contract price in 2022 and 10% of the contract price in 2023, which we record as an account payable. We typically invoice our clients on a periodic basis as each project progresses, deducting from the related advances on a proportional basis. For further information, see Note 20 to our audited annual consolidated financial statements included in this annual report. Cost of sales includes labor, subcontractor expenses, materials, equipment and project-specific general expenses.

Comparison of Results of Operations of 2022 and 2023

The following table summarizes our results of operations for the year ended December 31, 2023 and 2022.

	Year ended December 31,
	2023(1)	2023	2022	Variation
	(in US$ millions)	(in millions of S/)
Revenue	1,158.5	4,301.5	4,405.1	(2.4)%
Cost of sales and services	(971.2)	(3,605.9)	(3,905.6)	(7.7)%
Gross profit	187.3	695.6	499.5	39.2%
Administrative expenses	(59.1)	(219.4)	(214.5)	2.3%
Other income and expenses	3.7	13.7	(290.6)	(104.7)%
Operating profit (loss)	131.9	489.9	(5.6)	(8,878.1)%
Financial expenses	(51.2)	(190.0)	(156.5)	21.5%
Financial income	8.4	31.3	15.5	102.5%
Interest for present value of financial asset or liability	0.7	2.6	(86.0)	(103.0)%
Share of the profit or loss of associates and joint ventures accounted for using the equity method	0.8	3.0	1.9	57.9%
(Loss) profit before income tax	90.7	336.7	(230.7)	(246.0)%
Income tax expense	(52.7)	(195.6)	(131.3)	48.9%

(Loss) profit for the year	38.0	141.1	(362.1)	(139.0)%
(Loss) profit attributable to owners of the Company	22.8	84.6	(451.2)	(118.8)%
(Loss) profit attributable to non-controlling interest	15.2	56.5	89.1	(36.6)%

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

Revenue

Our total revenues decreased by 2.4%, or S/103.6 million, from S/4,405.1 for 2022 to S/4,301.5 million for 2023. In the Energy segment, revenues increased due to higher oil production in the oil and gas business. In the Infrastructure segment, the increase is mainly explained by higher revenues in Line 1 of the Lima Metro, the higher execution of maintenance and works related to the El Niño phenomenon in Canchaque. This was offset by lower production volume in projects under execution in the Engineering and Construction segment, and lower sales of industrial lots and affordable and traditional housing units in Real Estate.

The following table sets forth a breakdown of our revenues by reportable segment for 2022 and 2023.

	Year ended December 31,
	2023(1)			2022		Variation
	(in US$ millions)	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Infrastructure	273.4	1,015.0	23.6%	1,007.7	22.9%	0.7%
Energy	183.9	682.7	15.9%	633.8	14.4%	7.7%
Real Estate	59.3	220.0	5.1%	367.3	8.3%	(40.1)%
Engineering and Construction	714.7	2,653.5	61.7%	2,679.2	60.8%	(1.0)%
Corporate	25.9	96.3	2.2%	68.1	1.5%	41.5%
Eliminations	(98.6)	(366.0)	(8.5)%	(351.0)	(8.0)%	4.3%
Total	1,158.5	4,301.5	100%	4,405.1	100%	(2.4)%

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

Cost of Sales and Services

Our total cost of sales decreased by 7.7%, or S/299.7 million, from S/3,905.6 million for 2022 to S/3,605.9 million for 2023. This decrease is mainly a result of the higher profit recorded in the Engineering and Construction segment, particularly in Cumbra Peru, in connection with the project with Lima Airport Partners for the construction of the new Jorge Chavez airport terminal and, in Morelco, as a result of the Santa Monica project with Ecopetrol. This was partially offset by the lower profit related to the lower sale of industrial lots in Viva in 2023, and the higher depreciation and amortization of drilled wells and higher associated expenses in the Blocks III and IV due to the impacts of the rains in 2023 in UNNA Energía.

During 2022, E&C gross profit decreased mainly due to the settlement agreement between Cumbra Peru and Técnicas Reunidas de Talara in relation to the Talara Refinery Modernization Project for which a loss of US$25 million was recorded and the provision of US$11.2 million due to the court decision that declared unfounded the claim for Partial Annulment of the Arbitration Ruling filed by Cumbra Peru against EGEMSA in relation to the Machupicchu Hydroelectric Power Plant project of April 2009. Additionally, we have other impairments of US$4.6 million from other accounts receivable.

Gross Profit

Our gross profit increased by 39.2%, or S/196.0 million, from S/499.5 million for 2022 to S/695.6 million for 2023. Our gross margin (i.e., gross profit as a percentage of revenues) for 2023 was 16.2%, compared to 11.3% for 2022. This increase was primarily due to the reasons mentioned above under revenues and costs of sales and services.

The following table sets forth a breakdown of our gross profit by reportable segment for 2022 and 2023.

	Year ended December 31,
	2023(1)			2022		Variation
	(in US$ millions)	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Infrastructure	61.3	227.6	32,7%	229.8	46.0%	(0.9)%
Energy	27.6	102.3	14.7%	118.9	23.8%	(14.0)%
Real Estate	17.3	64.2	9.2%	151.8	30.4%	(57.7)%
Engineering and Construction	74.8	277.6	39.9%	(23.3)	(4.7)%	(1,291.6)%
Corporate	3.9	14.5	2.1%	11.7	2.3%	23.9%
Eliminations	2.5	9.4	1.4%	10.6	2.1%	(11.0)%
Total	187.3	695.6	100%	499.5	100%	39.2%

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

Administrative Expenses

Our administrative expenses increased by 2.3%, or S/4.8 million, from S/214.5 million for 2022 to S/219.4 for 2023. This increase was mainly due to higher management services costs associated to UNNA Transporte and higher management services costs and intermediation costs from the sale of lots in Almonte associated to Viva. As a percentage of revenues, our administrative expenses increased to 5.1% in 2023, from 4.9% in 2022.

Other Income and Expenses

Our other income, net increased by S/304.3 million, from S/290.6 million in expenses for 2022 to S/13.7 in income for 2023. Other income and expenses in 2023 registered the adjustment of the provision for the INDECOPI fine in Cumbra Peru in the amount of S/4.0 million due to the update of the tax unit and tax contingencies of Cumbra Peru for S/3.0 million, which was partially offset by income in Holding related to the refund of an insurance policy and the recovery of provisions.

Other operating expenses at the end of 2022 registered the provision related to the Final Agreement on Settlement and Cooperation. In accordance with accounting standards, in previous quarters it had been recorded at discounted value. This provision is recorded in nominal value in line with the signing of the Final Agreement on Settlement and Cooperation. Likewise, the total provision is recorded in AENZA, therefore in line with this, a provision was recorded in Holding (S/324.5 million), partially offset by the reversal of the provision in Cumbra Peru (S/41.7 million) and Unna Transporte (S/24.5 million). Additionally, other operating expenses recorded a provision in the Chavimochic project for S/14.5 million for the impairment of the investment and the net effect in Cumbra Peru and Holding for the sale of Cumbra Peru’s 43.3% participation in Viva to AENZA.

Operating Profit (Loss)

We had an operating profit of S/489.9 million for 2023, compared to an operating loss of S/5.6 million for 2022. Our operating margin (i.e., operating profit as a percentage of revenues) was 11.4% for 2023, compared to (0.1)% for 2022. The increase in operating margin is primarily a result of higher gross profit recorded in 2023 in E&C due to the higher profit recorded in Cumbra Peru in the project with LAP for the construction of the new airport terminal and in Morelco for the Santa Monica project with Ecopetrol.

The following table sets forth a breakdown of our operating profit by reportable segment for 2022 and 2023.

	Year ended December 31,
	2023(1)	2023		2022		Variation
	(in US$ millions)	(in millions of S/)	% of Total	(in millions of S/)	% of Total	%
Infrastructure	53.2	197.6	40.3%	227.4	(4,134.5)%	(13.1)%
Energy	25.3	94.0	19.2%	105.6	(1,920.0)%	(11.0)%
Real Estate	13.1	48.6	9.9%	130.9	(2,380.0)%	(62.8)%
Engineering and Construction	41.9	155.6	31.8%	(71.0)	1,290.7%	(319.2)%
Corporate	(3.3)	(12.3)	(2.5)%	(356.2)	6,476.4%	(96.6)%
Eliminations	1.7	6.3	1.3%	(42.2)	767.3	(115.0)%
Total	131.9	489.8	100%	(5.5)	100%	(9,005.5)%

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

The following discussion analyzes our key results of operations on a reportable segment basis. For further information on our operating segments, see Note 7 to our audited annual consolidated financial statements included in this annual report.

Infrastructure

The table below sets forth selected financial information related to our Infrastructure segment.

	Year ended December 31,
	2023(1)	2023	2022	Variation
	(in US$ millions)	(in millions of S/)%
Revenues	273.4	1,015.0	1,007.7	0.7%
Gross profit (loss)	61.3	227.6	229.8	(0.9)%
Operating profit (loss)	53.2	197.6	227.4	(13.1)%

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

Revenues

The table below sets forth the breakdown of our Infrastructure revenues by principal lines of business.

	Year ended December 31,
	2023(1)	2023	2022	Variation
	(in US$ millions)	(in millions of S/)%
Toll Roads (2)	83.2	308.8	325.4	(5.1)%
Operation and Maintenance of Infrastructure Assets (2)	77.6	288.0	289.1	(0.4)%

Mass Transit	111.3	413.4	388.8	6.3%
Water Treatment	1.3	4.8	4.4	8.8%
Total	273.4	1,015.0	1,007.7	0.7%

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

(2)	These line items are included in Toll Roads in the footnote 7(B) of our audited annual consolidated financial statements

Our Infrastructure revenues increased 0.7%, or S/7.3 million, from S/1,007.7 million for 2022 to S/1,015.0 million for 2023. The variation in our Infrastructure revenues principally reflected the following:

●	Toll Roads: a 5.1%, or S/16.6 million, decrease in revenues, from S/325.4 million for 2022 to S/308.8 million for 2023, primarily due lower execution of complementary works and lower traffic compared to 2022 in Norvial, partially offset by the tariff indexation in Norvial and higher execution of maintenance and works related to the El Niño phenomenon in Canchaque.

●	Mass Transit: a 6.3%, or S/24.6 million, increase in revenues, from S/388.8 million for 2022 to S/413.4 million for 2023, primarily due to the increase in the indexation tariff and more complementary services, partially offset by the reduction of additional kilometers and the lower capital amortization applied to the long-term account receivable that is considered in the revenues by accounting standards.

●	Operation and Maintenance of Infrastructure Assets: a 0.4%, or S/1.1 million, decrease in revenues, from S/289.1 million for 2022 to S/288.0 million for 2023.

●	Water Treatment: a 8.8%, or S/0.4 million, increase in revenues, from S/4.4 million for 2022 to S/4.8 million for 2023, primarily due to tariff update.

Gross Profit

The table below sets forth the breakdown of our Infrastructure gross profit by principal lines of business:

	Year ended December 31,
	2023(1)	2023	2022	Variation
	(in US$ millions)	(in millions of S/)%
Toll Roads (2)	23.5	87.4	88.3	(1.0)%
Operation and Maintenance of Infrastructure Assets (2)	3.8	14.0	17.1	(18.2)%
Mass Transit	33.2	123.4	119.7	3.1%

Water Treatment	0.7	2.7	4.6	(41.0)%
Total	61.3	227.6	229.8	(0.9)%

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.
(2)	These line items are included in Toll Roads in the footnote 7(B) of the audited annual consolidated financial statements

Our Infrastructure gross profit decreased 0.9%, or S/2.2 million, from S/229.8 million for 2022 to S/227.6 in 2023. Our Infrastructure gross margin was 22.8% for 2022 and 22.4% for 2023. The variation in our Infrastructure gross profit principally reflected the following:

●	Toll Roads: a 1.0%, or S/0.8 million, decrease in gross profit, from S/88.3 million for 2022 to S/87.4 million for 2023. Our toll roads gross margin was 28.3% for 2023 compared to 27.1% in 2022;

●	Mass Transit: a 3.1%, or S/3.7 million, increase in gross profit, from S/119.7 million for 2022 to S/123.4 for 2023, primarily due to the increase in tariff in the Line 1 of the Lima Metro;

●	Operation and Maintenance of Infrastructure Assets: an 18.2%, or S/3.1 million, decrease in gross profit, from S/17.1 million for 2022 to S/14.0 million for 2023, due to lower maintenance works. Our operation and maintenance of infrastructure assets gross margin was 4.9% for 2023, compared to 5.9% for 2022; and

●	Water Treatment: a 41.0%, or S/1.9 million, decrease in gross profit for 2023, from S/4.6 million for 2022 to a S/2.7 million for 2023, due to a restatement in 2022 related to the asset retirement obligation. Our water treatment gross margin was 57.1% for 2023, compared to 105.3% for 2022.

Operating Profit

The table below sets forth the breakdown of our Infrastructure operating profit by principal lines of business:

	Year ended December 31,
	2023(1)	2023	2022	Variation
	(in US$ millions)	(in millions of S/)%
Toll Roads (2)	21.1	78.3	78.3	0.0%
Operation and Maintenance of Infrastructure Assets (2)	0.9	3.4	39.5	(91.4)%

Mass Transit	30.7	114.1	105.9	7.7%
Water Treatment	0.5	1.8	3.7	(51.7)%
Total	53.2	197.6	227.4	(13.1)%

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.
(2)	These line items are included in Toll Roads in the footnote 7(B) of the audited annual consolidated financial statements

Our Infrastructure operating profit decreased 13.1%, or S/29.8 million, from S/227.4 million for 2022 to S/197.6 million for 2023. Our Infrastructure operating margin was 19.5% for 2023, compared to 22.6% for 2022:

●	Toll Roads: operating profit was S/78.3 million for 2022 and 2023. Our toll roads operating margin was 25.4% for 2023, compared to 24.1% for 2022;

●	Mass Transit: a 7.7%, or S/8.2 million, increase in operating profit, from an operating profit of S/114.1 million for 2023 to an operating profit of S/105.9 million for 2022, primarily due to higher tariffs. Our mass transit operating margin for 2023 was 27.6%, compared to 27.2% in 2022;

●	Operation and Maintenance of Infrastructure Assets: a 91.4% or S/36.1 million decrease in operating profit, from a S/39.5 million profit for 2022 to S/3.4 million profit for 2023, primarily due to the reversal of the provision of the plea agreement in UNNA Transporte for S/24.5 million. The total provision is recorded in AENZA. Our Operation and Maintenance of Infrastructure Assets operating margin was 1.2% for 2023, compared to 13.7% for 2022; and

●	Water Treatment: a 51.7%, or S/1.9 million, decrease in operating profit, from a S/3.7 million profit for 2022 to an S/1.8 million profit for 2023, primarilydue to a restatement in 2022 related to the asset retirement obligation. Our water treatment operating margin for 2023 was 37.2% for 2023, compared to 83.8% for 2022.

Energy

The table below sets forth selected financial information related to our Energy segment:

	Year ended December 31,
	2023(1)	2023	2022	Variation
	(in US$ millions)	(in millions of S/)%
Revenues	183.9	682.7	633.8	7.7%
Gross profit (loss)	27.6	102.3	118.9	(14.0)%
Operating profit (loss)	25.3	94.0	105.6	11.0%

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

Our Energy segment revenues increased from S/633.8 for 2022 to S/682.7 for 2023, primarily due to higher oil production in the oil and gas business. The average oil price went from US$93.24/bbl in 2022 to US$81.73/bbl in 2023, offset by higher amount of barrels produced per day (“BPD”) production (from 3,063 BPD in 2022 to 4,078 BPD in 2023). Production in 2023 was impacted by the rains in the north of the country. Likewise, production in 2022 was impacted by the suspension of well drilling as a consequence of the pandemic. In June 2022 we started the drilling of Block III. This was partially offset by lower revenues associated with the Gas Plant, mainly due to maintenance work on the plant between August and September 2023, going from 31.68 million PCD in 2022 to 28.63 million PCD in 2023. Likewise, the LPG price decreased from US$60.90/ bbl in 2022 to US$51.74/bbl in 2023.

Our Energy gross profit decreased 14.0%, or S/16.7 million, from S/118.9 million for 2022 to S/102.3 in 2023. Our Energy gross margin was 18.8% for 2022 and 15.0% for 2023. The decrease is mainly explained by higher depreciation and amortization of the wells drilled in Blocks III and IV during 2023, as well as higher associated expenses in the Blocks due to the impacts of the rains during March and April 2023.

Our Energy operating profit decreased 11.0%, or S/11.6 million, from S/105.6 million for 2022 to S/94.0 million for 2023. Administrative Expenses were higher in 2023 compared to 2022, reaching 2.3% of sales compared to 2.2% at the end of 2022. This was due to higher management services expenses. Other Operating Income recorded a non-recurrent income during 2023 of S/7.2 million for the indemnification of material damages and loss of production of Block III due to the rains during March and April 2023.

Real Estate

The table below sets forth selected financial information related to our Real Estate segment:

	Year ended December 31,
	2023(1)	2023	2022	Variation
	(in US$ millions)	(in millions of S/)%
Revenues	59.3	220.0	367.3	(40.1)%
Gross profit (loss)	17.3	64.2	151.8	(57.7)%
Operating profit (loss)	13.1	48.6	130.9	(62.8)%

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

Revenues. Our Real Estate revenues decreased 40.1%, or S/147.3 million, from S/367.3 million for 2022 to S/220.0 million for 2023. The comparative increase in sales in 2022 was primarily due to the sale of an industrial lots in Almonte in 2022 for S/140 million and the lower amount of social and traditional housing units delivered in 2023.

Gross Profit. Our Real Estate gross profit decreased 57.7%, or S/87.6 million, from S/151.8 million for 2022 to S/64.2 million for 2023, mainly explained by a higher margin related to an increase in the sale of industrial lots in 2022. The sale of industrial lots has a higher margin than sales of housing units. Gross Margin went from 41.3% in 2022 to 29.2% in 2023.

Operating Profit. Our Real Estate operating profit decreased 62.8%, or S/82.2 million, from S/130.9 million for 2022 to S/48.6 million for 2023. Administrative expenses in 2023 increased 14.9% compared to 2022, mainly due to the increase in management services costs and intermediation costs from the sale of lots in Almonte. Other Operating Income in 2023 for S/2.8 million is related to the liquidation of completed projects and penalties associated to the operation. Other Operating Expenses in 2022 mainly include a provision made in the accounts receivable of the Ancon project for S/5.8 million, offset by the sale of the Line 1 stands business owned by Viva and the recovery of a tax in the Almonte Project.

Engineering and Construction

The table below sets forth selected financial information related to our E&C segment:

	Year ended December 31,
	2023(1)	2023	2022	Variation
	(in US$ millions)	(in millions of S/)%
Revenues	714.7	2,653.5	2,679.2	(1.0)%
Gross profit (loss)	74.8	277.6	(23.3)	(1,291.6)%
Operating profit (loss)	41.9	155.6	(71.0)	(319.2)%

(1)	Calculated based on an exchange rate of S/3.713 to US$1.00 as of December 31, 2023.

Revenues. Our E&C revenues decreased 1.0%, or S/25.7 million, from S/2,679.2 million for 2022 to S/2,653.5 million for 2023. This is explained by the lower production volume in the projects under execution, mainly in Cumbra Peru for the Quellaveco project and in Vial and Vives-DSD for the MAPA project, which ended in 2022. This was partially offset in Cumbra Peru by the project with LAP for the construction of the new Jorge Chavez airport terminal and in Morelco by the Santa Monica project with Ecopetrol in Colombia.

The following tables set forth percentages of our E&C revenues by business activities, types of contracts and end-markets:

	Year ended December 31,
	2023	2022
	%	%
Engineering services	7.5	4.1
Electromechanic construction	26.7	63.4
Civil works	65.4	31.2
Building construction activities	-	0.1
Other services	0.4	1.2
Total	100.0	100.0

	Year ended December 31,
	2023	2022
	%	%
Cost + fee	1.5	1.3
Unit price	70.7	86.6
Lump sum	2.6	5.5
EPC contracts	25.2	6.7
Total	100.0	100.0

	Year ended December 31,
	2023	2022
	%	%
Mining	35.9	58.4
Real estate buildings	0.4	0.1
Power	0.2	0.4
Oil and gas	26.1	9.4
Infrastructure	31.7	23.6
Water and sewage	0.0	-
Other end markets	5.6	8.2
Total	100.0	100.0

The breakdown of E&C revenues by different business activities, types of contracts and end-markets tends to vary from period to period due to a variety of factors, including the timing of the execution of larger projects in any particular period, which is typically outside of our control.

Gross Profit (loss). Our E&C gross profit increased S/300.8 million, from a gross profit loss of S/23.3 million for 2022 to a gross profit of S/277.6 million for 2023. Gross profit increased in 2023, increasing the area’s gross margin from –0.9% in 2022 to 10.5% in 2023. The higher gross profit recorded in 2023 was mainly due to the higher profit recorded in Cumbra Peru in the project with LAP for the construction of the new airport terminal and in Morelco for the Santa Monica project with Ecopetrol.

On the other hand, the lower profit recorded in 2022 was mainly due to: (i) the settlement agreement between Cumbra Peru and Técnicas Reunidas de Talara in relation to the Talara Refinery Modernization Project for which a loss of US$25 million was recorded and (ii) the provision of US$11.2 million due to the court decision that declared unfounded the claim filed by Cumbra Peru against EGEMSA in relation to the Machupicchu Hydroelectric Power Plant project of April 2009. Additionally, we recorded other impairments of US$4.6 million from the goodwill of Morelco and Vial y Vives and accounts receivable.

Other income (expenses). Other income (expenses) decreased in our E&C segment, from an operating income of S/79.1 million in income for 2022 to S/5.8 million in expenses for 2023. Other Operating Expenses in 2023 registered the adjustment of the provision for the INDECOPI fine in Cumbra Peru for S/4.0 million due to the update of the tax unit and tax contingencies of Cumbra Peru for S/3.0 million. 2022 registered the reversal of the provision for the plea agreement for S/43 million, due to the fact that the recording was made in the Holding Company, and the income from the sale of Cumbra Peru’s 43.3% interest in Viva to AENZA for US$12.7 million. Additionally, in 2022 an impairment of the brand in Vial and Vives-DSD for S/2.5 million was recorded.

Operating Profit (loss). Our E&C operating profit increased S/226.6 million, from an operating loss of S/71.0 million for 2022 to a S/155.6 million profit for 2023. Our E&C operating margin was 5.9% for 2022, compared to (2.7)% for 2022.

Financial (Expense) Income

In 2023, net Financial Expenses decreased by 31.2% vs. 2022, mainly due to the fact that 2022 includes the updated present value of the account receivable related to the Gasoducto Sur Peruano project (S/72.2 million). Also, in 2022 an interest expense was registered for an adjustment to fair value of the loan from BCI to Inversiones en Autopistas S.A. for S/16.6 million due to the increase in the discount rate. This last effect generated an interest income in 2023 of S/2.4 million due to the decrease in the discount rate.

The Exchange Difference is mainly explained by the devaluation of the Colombian peso.

Income Tax Expense

Our Income tax expense increased S/64.3 million, from S/131.3 million for 2022 to S/195.6 million for 2023. The Corporation’s income tax differs from the theoretical amount that would result from applying the Corporation entities’ weighted average income tax rate applicable to consolidated pre-tax income. The theoretical tax disclosed results from applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Corporation is domiciled. In this regard, companies domiciled in Peru, Chile, and Colombia applied in 2023 and 2022 income tax rates of 29.5%, 27%, and 35%, respectively. Red Vial 5 S.A., Línea 1, Concesionaria Via Expresa Sur S.A., and Unna Energia (Blocks III and IV) have legal stability agreements signed with the Peruvian government in force during the term of the associated concessions. Therefore, the consolidated theoretical amount is obtained from weighing the profits or losses before income tax and the applicable income tax rate. See Note 28 to our audited annual consolidated financial statements included in this annual report.

(Loss) Profit from Continuing Operations

Our profit for the year increased S/503.2 million, from a S/362.1 million loss for 2022 to a S/141.1 million profit for 2023. Profit attributable to controlling interests increased S/535.8 million, while Profit attributable to non-controlling interest decreased S/32.6 million. For the year ended 2022, Other Operating Expenses at the end of 2022 registered the provision related to the Final Agreement on Settlement and Cooperation. In accordance with accounting standards, in previous quarters it had been recorded at discounted value. This provision is recorded in line with the signing of the Final Agreement on Settlement and Cooperation between the Company, the Attorney General’s Office and the Public Prosecutor’s Office in September 2022. Likewise, the total provision is recorded in AENZA, therefore in line with this, a provision was recorded in Holding (S/324.5 million), partially offset by the reversal of the provision in Cumbra Peru (S/41.7 million) and Unna Transporte (S/24.5 million). Additionally, Other Operating Expenses recorded a provision in the Chavimochic project for S/14.5 million for the impairment of the investment and the net effect in Cumbra Peru and Holding for the sale of Cumbra Peru’s 43.3% participation in Viva to AENZA.

Comparison of Results of Operations of 2021 and 2022

For information regarding the results of operations for the years ended December 31, 2021, and December 31, 2022, See “Item 5. Results of Operation–Comparison of Results of Operations of 2021 and 2022” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022.

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been equity capitalization, indebtedness, and cash flows from operating activities. Our principal uses of cash (other than in connection with our operating activities) have historically been capital expenditures in all our operating segments, servicing of our debt and other obligations, and payment of dividends.

We have faced, and continue to face, significant liquidity constraints as a result of the impacts of the corruptions investigations of our company and the COVID-19 pandemic. As of December 31, 2023, our cash and cash equivalents totaled S/1,003.9 million (US$270.4 million). As of February 29, 2024, our cash and cash equivalents totaled S/924.6 million (US$249.0 million). For more information, see Note 9 to our audited annual consolidated financial statements included in this annual report.

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

On August 13, 2021, AENZA issued Convertible Bonds in a total principal amount of US$89.9 million. The Convertible Bonds matured in February 2024, beared interest at a rate of 8%, and were payable quarterly. The Convertible Bonds were convertible into shares as of the sixth month from the date of issuance. In accordance with the terms and conditions of the Convertible Bonds, holders of Convertible Bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022 we issued 37,801,073 new common shares. Additionally, holders of Convertible Bonds in a principal amount equivalent to US$78.9 million exercised their conversion rights and, on March 31, 2022, we issued an additional 287,261,051 new common shares. After these conversions, the Convertible Bonds were fully cancelled.

On March 17, 2022, the Company entered into a bridge loan agreement for up to US$120 million (S/445.6 million), with a group of financial institutions comprised by Banco BTG Pactual S.A.–- Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing is expected to be repaid in quarterly interest installments and is secured by two cash flow trusts (first lien), a pledge over the shares in Unna Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On October 5, 2023, the term extension of the repayment of the bridge loan agreement was signed for a period of twelve months payable in quarterly interest installments. In addition, on October 5, 2023, and December 27, 2023, payments of US$8 million (S/29.7 million) and US$12 million (S/44.6 million), respectively, were made under the bridge loan agreement. As of December 31, 2023, the loan amounted to US$100.0 million (S/371.9 million).

On September 15, 2022, we signed the Final Agreement on Settlement and Cooperation, pursuant to which we acknowledged that certain former directors and former senior managers have used the company to commit wrongdoings and, as a result, we have agreed to indemnify the Peruvian government for the resulting damages in the amount of S/488.9 million (S/ 333.3 million and US$ 40.7 million), which was calculated according to the formulae established by Law 30737. The Final Agreement on Settlement and Cooperation was approved by the Peruvian courts on August 11, 2023.

According to the Final Agreement on Settlement and Cooperation, payment of the indemnification shall be made within twelve years from December 2023 at a legal interest rate in Soles and U.S. dollars (3.55% and 1.9% annual interest as of December 31, 2022 and December 31, 2023, respectively). The Company also undertakes to establish a series of guarantees through a trust composed of (i) two trust agreements that include shares issued by Cumbra Ingeniería S.A., (ii) a trust on a property owned by the Company, and (iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Agreement includes a restriction for AENZA and its subsidiaries Cumbra Peru and Unna Transporte to participate in public infrastructure and construction contracts, and road maintenance contracts for two years from the date of the approval of the Agreement. The other member companies of the Company are not subject to any impediment or prohibition to enter into contracts with the Peruvian government. On December 27, 2023, the indemnification payable under the Final Agreement on Settlement and Cooperation was paid to the Peruvian government in the amount of S/10.3 million and US$1.2 million. As of December 31, 2023, the Company maintains in its financial statements the total liability associated to the Final Agreement on Settlement and Cooperation in the amount of S/469.8 million (S/323 million and US$39.5 million).

On December 27, 2023, the Company issued 174,984,912 new common shares, at a price per share of S/0.4971 (US$23.4 million), increasing the Company’s capital stock from S/1,196.9 million to S/1,371.9 million. The total shares were fully subscribed and paid in two pre-emptive subscription rounds and in the private offering. US$20 million of the capital increase proceeds were used to repay the bridge loan. On February 15, 2024, the 174,984,912 common shares resulting from the capital increase were delivered to their holders.

The Company may face liquidity constraints if the Company is required to pay other civil or criminal penalties, or any additional settlement amounts, arising from future investigations or civil lawsuits facing the company, depending on the timing of those required payments.

Cash Flows

The table below sets forth certain components of our cash flows for 2021, 2022 and 2023.

	Year ended December 31,
	2021	2022	2023
	(in millions of S/)
Net cash provided by (used in) operating activities	194.5	33.7	358.8
Net cash provided by (used in) investing activities	(88.2)	(198.2)	(143.1)
Net cash provided by (used in) financing activities	(50.4)	126.5	(126.8)
Net increase (net decrease) in cash	55.9	(38.0)	88.9

Cash Flow from Operating Activities

Net cash flow provided by operating activities in 2023 was higher than in 2022, due to the profit generated in 2023 and the collection of accounts receivable that have allowed us to pay suppliers and execute other operational obligations.

Cash Flow from Investing Activities

Net cash flow used in investing activities in 2023 was lower than in 2022, mainly to lower development of wells in Unna Energía S.A. for S/40 million compared to 2022.

Cash Flow from Financing Activities

Net cash flow used in financing activities in 2023 was lower than in 2022. The bridge loan obtained in 2022 was refinanced, with a prepayment of US$20 million as a condition. Additionally, in 2023, the Company executed a capital increase process for S/87 million, which was used to prepay the bridge loan.

Indebtedness

As of December 31, 2023, we had a total outstanding indebtedness of S/1,645.6 million (US$443.2 million) as set forth in the table below.

		Debt Amount				Total in	Total in	Weighted average	Range of Maturity Dates
Segment	Type	(in millions of US$)	(in millions of S/)	(in millions of CLP)(1)	(in millions of COP)	millions of S/	millions of US$	interest rate	Minimum	Maximum
Infrastructure	Leasing	3.4	-	-	-	12.5	3.4	11.3%	30/04/2024	30/04/2024
	Long term loan	-	808.5	-	-	808.5	217.7	9.0%	23/01/2027	25/11/2039
	Promissory Note	-	-	-	-	-	-	-	-	-
Energy	Leasing	-	-	-	-	-	-	-	-	-
	Long term loan	-	-	-	-	-	-	-	-	-
	Promissory Note	31.2	-	-	-	116.0	31.2	6.9%	26/11/2026	15/11/2028
E&C	Leasing	-	-	457.1	-	1.9	0.5	13.5%	05/03/2025	05/03/2025
	Promissory Note	3.9	-	-	16,685.1	30.7	8.3	13.2%	28/02/2024	11/12/2027
Real Estate	Leasing	0.4	-	-	-	1.5	0.4	7.9%	27/04/2024	27/04/2024
	Promissory Note	19.9	8.0	-	-	81.8	22.0	8.3%	19/01/2024	15/11/2032
Corporate	Long term loan	148.2	-	-	-	550.2	148.2	13.7%	05/10/2024	31/02/2024
Eliminations / IFRS 16			42.6			42.6	11.5
Total		207.0	859.1	457.1	16,685.1	1,645.7	443.2

(1)	Includes debt held by Vial y Vives—DSD that is denominated in Chilean pesos.

The following table sets forth our contractual obligations with payment terms as of December 31, 2023.

Payments Due By Period (in millions of S/)
	Less than 1 year	1-2 years	3-5 years	More than 5 Years	Total
Indebtedness(1)	583,458	206,168	292,300	521,144	1,603,070
Right-of-use-liabilities	14,109	20,046	8,334	73	42,562
Interest(2)	129,017	139,416	217,507	157,941	643,881
Total(2)	726,584	365,630	518,141	679,158	2,289,513

(1)	Includes current and non-current Borrowings and Bonds less Right-of-use-liabilities.

(2)	Includes the future interests of current and non-current Borrowings and Bonds.

Set forth below is a description of our material outstanding indebtedness as of December 31, 2023.

Norvial Corporate Bonds. In July 2015, Norvial established its first corporate bond program on the Lima Stock Exchange (Bolsa de Valores de Lima, or “BVL”), for a total amount of S/365.0 million (US$98.3 million). The first tranche under this program was issued for an amount of S/80.0 million, due 2020 with an annual interest rate of 6.75%. The second tranche was issued for an amount of S/285.0 million, due 2027 with an annual interest rate of 8.375%, structured in three disbursements. In July 2015 we received the first disbursement for S/105.0 million, in January 2016 we received the second disbursement for S/100.0 million and in July 2016 we received the third disbursement of S/80.0 million. These bonds are secured by: (i) a trust over certain cash flows; (ii) a mortgage on the Norvial concession; (iii) a lien over Norvial shares; (iv) the assignment of Norvial’s rights over a performance bond provided by Cumbra Peru and JJC Contratistas Generales S.A.; and (v) any additional guarantees granted in favor of other secured creditors. The proceeds of these bonds were used to pay S/85 million of debt outstanding under a short-term loan agreement with Banco de Crédito del Peru (BCP) for a total S/150 million, and the remaining balance was used to finance the construction of the second stage of Ancon – Huacho Pativilca highway and the value added tax linked to the implementation of the project expenses. As of December 31, 2023, Norvial had S/180.1 million (US$48.5 million) outstanding under these bonds.

Linea 1 Senior Secured Notes. On February 2015, Línea 1 issued a total of S/629.0 million (US$184.3 million) Series A Senior Secured VAC-Indexed Notes due 2039, with an annual interest rate of 4.75% plus adjustments for inflation. The bonds are secured by (i) a mortgage on the Lima Metro concession, (ii) a lien on Línea 1 shares, (iii) a lien on certain collection rights, (iv) a lien on certain accounts and (v) a cash flow trust. The proceeds from the issuance were used to repay a short-term loan provide by Banco de Crédito del Peru-BCP for S/400 million, funding of the reserve accounts, payment of the issuance expenses, and for the partial repayment of a subordinated loan provided by certain shareholders of Línea 1 to Línea 1. According to the indenture, in order to make any payment of a subordinated loan or distribute any dividends, our Debt Service Coverage Ratio (as defined therein) should be at least 1.2x. Under the indenture Línea 1 has to fund the debt service reserve account on a quarterly basis with the equivalent of the amounts due in the next two succeeding interest payment dates. Moreover, the operation and maintenance reserve account must be funded annually with an amount equal to twenty-five percent (25%) of operation and maintenance costs of the corresponding current annual budget. As of December 31, 2023, Línea 1 had S/628.4 million (US$169.2 million) outstanding under these notes.

BCP Loan. Terminales del Peru (“TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru S.A. (“BCP”) to finance investments arising from the operation agreement of North and Center terminals for 2015 to 2019 period, ending its availability period on December 31, 2022, with a maximum exposure limit of US$80 million. This funding was repaid over a period of eight years for a credit line of US$100 million, which was authorised and fully utilized.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023 for a credit line of US$ 46 million with BCP. This agreement includes an assignee as interest holder, so BD Capital (BDC) acquired 50% of the BCP contractual position through the signature of an accession agreement. During 2023, additional disbursements of US$ 13.5 million, equivalent to S/ 50.9 million, were requested for the additional investments. On December 20, 2023, an addendum was signed to extend the period of availability until November 15, 2024.

As of December 31, 2023, the amount recorded for the loans equivalent to the 50% interest held by the subsidiary Unna Energia S.A. was S/116 million, which includes principal plus interest and net deferred charges (S/126.1 million as of 31 December 2022).

As of December 31, 2023, TP is in compliance with the covenants established in the loan agreement.

Financial Stability Framework Agreement.

In July 2017, the Company and its subsidiaries (Cumbra Peru, Construyendo País S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial institutions: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., Banco BBVA Perú S.A., Banco de Crédito del Perú S.A., Citibank del Perú S.A. and Citibank N.A. The objectives of the Financial Stability Framework Agreement were: to guarantee Cumbra Peru a syndicated revolving line of credit for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; to guarantee lines of credit for the issuance of performance bonds and to commit to maintain the existing letters of credit issued to Cumbra Peru’s requirements.

At December 31, 2023, the Company was in compliance with the obligations and covenants established in the Financial Stability Framework Agreement.

On March 29, 2022, S/28.2 million and US$0.3 million corresponding to the total balance of the direct debt of the Financial Stability Framework Agreement (US$ 7.4 million, equivalent to S/29.5 million, as of December 31, 2021) were paid, and the line of credit for the issuance of letters of guarantee remains in place.

Currently, the facility has been extended up to September 30, 2024, and there is an outstanding debt of US$7.5 million corresponding to the drawing of the Chavimochic Project bond, of which AENZA has a 26.50% minority stake, with a maturity term similar to the maturity of the Financial Stability Framework Agreement. The use of proceeds of the Chavimochic Project bond will serve to prepay this outstanding debt.

Bridge Loan. On March 17, 2022, the Company entered into a bridge loan agreement for up to US$120 million (S/445.6 million), with a group of financial institutions comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing was expected to be repaid in quarterly interest installments and is secured by two cash flow trusts (first lien), a pledge over the shares in Unna Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On October 5, 2023, the term extension of the repayment of the bridge loan agreement was signed for a period of twelve months payable in quarterly interest installments. In addition, on October 5, 2023, and December 27, 2023, payments of US$8 million (S/29.7 million) and US$12 million (S/44.6 million), respectively, were made under the bridge loan agreement. As of December 31, 2023, the loan amounted to US$100 million (S/371.3 million).

BID. In December 2022, Viva Negocio Inmobiliario S.A.C. entered into a US$20 million (S/76.4 million) loan agreement with the Banco Interamericano de Desarollo, with a ten (10) year term and a two (2) year grace period for principal repayment, with the purpose of building social housing. The loan was fully disbursed in January 2023. As of December 31, 2023, the loan balance payable amounted to US$20.2 million, equivalent to S/73.8 million, comprising principal of S/74.3 million, plus interest of S/0.7 million and the negative effect of deferred charges of S/1.2 million.

As of December 31, 2023, this financing is subject to the following guarantees and covenants:

●	a financial debt ratio over EBITDA equal to or below 3.5x;

●	an EBITDA ratio over financial expenses equal to or greater than 2.0x;

●	a ratio of total liabilities over equity equal to or below 1.5x; and

●	a guarantee coverage ratio equal to or greater than 120% of the loan amount through a collateral trust for the properties, which realization value (determined in accordance with the provisions of the trust agreement) may not be less than 80% of the loan balance.

As of December 31, 2023, this financing was subject to a collateral trust on (i) land located at Calle David Samanez Ocampo N° 140, district of San Isidro, Lima, Peru and (ii) land and buildings located in Lot No. 1 of Block “H”, Los Parques de El Agustino urbanization, district of El Agustino, Lima, Peru.

Derivative Financial Instruments

The company does not currently have any derivative financial instruments outstanding. For additional information about our derivative financial instruments and borrowings, see Notes 2F, 17, and 18 to our audited annual consolidated financial statements included in this annual report.

Capital Expenditures

The table below provides our total capital expenditures incurred in 2021, 2022 and 2023.

		2021		2022		2023
		(in millions of S/)	(in millions of US$)	(in millions of S/)	(in millions of US$)	(in millions of S/)	(in millions of US$)
Infrastructure	Capital expenditure	6.6	1.7	8.7	2.3	7.7	2.1
	Total Infrastructure	6.6	1.7	8.7	2.3	7.7	2.1
Energy	Capital expenditure	68.9	17.2	198.0	51.8	174.0	46.9
	Total Energy	68.9	17.2	198.0	51.8	174.0	46.9
Real Estate	Capital expenditure	0.2	0.1	3.6	0.9	1.0	0.3
	Total Real Estate	0.2	0.1	3.6	0.9	1.0	0.3
E&C	Capital expenditure	28.7	7.2	17.8	4.6	19.5	5.3
	Total E&C	28.7	7.2	17.8	4.6	19.5	5.3
Corporate	Capital expenditure	2.1	0.5	-	-	-	-
	Total Corporate	2.1	0.5	-	-	-	-
TOTAL		106.5	26.6	228.0	59.7	202.2	54.5

Capital expenditures for our Infrastructure segment of S/6.6 million (US$ 1.7 million), S/8.7 million (US$2.3 million) and S/7.7 million (US$2.1 million) in 2021, 2022 and 2023, respectively, correspond to periodic maintenance and the construction of the second stage of our Norvial toll road concession and investments in the Lima Metro.

Capital expenditures for our Energy business of S/68.9 million (US$17.2 million), S/198.0 million (US$51.8 million) and S/174.0 million (US$46.9 million) in 2021, 2022 and 2023, respectively, correspond to oil development drilling activities as well as improvements for our gas processing plant.

Capital expenditures for our Real Estate segment of S/0.2 million (US$0.1 million), S/3.6 million (US$ 0.9 million) and S/1.0 million (US$0.3 million), in 2021, 2022 and 2023, respectively, which amounts correspond to building facilities.

Capital expenditures for our E&C segment of S/28.7 million (US$7.2 million), S/17.8 million (US$4.7 million) and S/19.5 million (US$5.3 million), in 2021, 2022 and 2023, respectively, which amounts primarily correspond to the purchase and sale of equipment and machinery. (Capital investments in the E&C segment also included minor repositions of equipment and machinery).

We have budgeted S/288.0 million (US$75.7 million) in capital expenditures for 2024. Our current plan for our Infrastructure segment contemplates capital expenditures in 2024 of S/40.7 million (US$11.0 million), principally for investments in activities for Line 1 of the Lima Metro. Our current plan for our Energy business contemplates capital expenditures in 2024 of S/186.2 million (US$50.1 million), principally for investments in oil drilling. Our current plan for our Real Estate segment contemplates capital expenditures in 2024 of S/49.6 million (US$13.4 million), principally for land purchases. Our current plan for our E&C segment contemplates capital expenditures in 2024 of S/3.0 million (US$0.8 million), mainly to replace of equipment and machinery. Our current plan for our Corporate segment contemplates no expenditures or divestitures in 2023.

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

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

Our Main Market: Peru

The following sets forth key macroeconomic trends in our markets, Peru, Chile, and Colombia. For additional information on trends in our business, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations” and “Item 4.B. Business Overview—Backlog.”

Overview of the Peruvian Economy

The following table sets forth the main economic indicators of the Peruvian economy from 2019 to 2023:

	2019	2020	2021	2022	2023
Nominal GDP (US$ billions)	232.4	205.6	225.9	244.8	268.0
Nominal GDP / capita (US$)	7,234.3	6,300.3	6,837.0	7,328.7	7,946.6
Real GDP growth rates (% based on local currency GDP)	2.2%	(11.0)%	13.6%	2.7%	(0.6)%
Private consumption growth rate	3.2%	(9.9)%	12.4%	3.6%	0.1%
Private investment growth rate	4.5%	(16.5)%	37.4%	(0.5)%	(7.2)%
Foreign direct investment growth rate	(18.7)%	(86.1)%	976.6%	56.8%	65.0%
Public expenditure (consumption and investment) growth rate	2.2%	7.8%	10.6%	(3.4)%	3.3%
Total private and public fixed investment growth rate(1)	3.3%	(16.2)%	35.0%	0.9%	(5.6)%
Exports growth rate	1.1%	(19.6)%	13.7%	5.4%	3.7%
Imports growth rate	1.0%	(15.8)%	18.4%	4.0%	(0.9)%
Inflation (measured by change in CPI)	1.9%	2.0%	6.4%	8.5%	3.2%
Average exchange rate (S//US$)	3.34	3.50	3.90	3.9	3.74
End of period exchange rate (S//US$)	3.32	3.62	4.00	3.82	3.71
Central Bank interest rate (end of period)	2.3%	0.3%	2.5%	7.5%	6.8%
Population (million)(1)	32.1	32.6	33.0	33.4	33.7
Unemployment rate(1)	6.1%	13.8%	7.8%	7.1%	6.4%
Total public debt (US$ billions)	62.2	68.8	78.8	83.5	88.6
Public debt/nominal GDP (%)	26.7%	33.5%	34.9%	34.1%	33.1%
Net reserves (US$ billions)	68.3	74.7	78.5	71.9	71.0
Net reserves/nominal GDP (%)	29.4%	36.3%	34.8%	29.4%	26.5%
Fiscal surplus (deficit)/ nominal GDP (%)	(1.6)%	(8.9)%	(2.5)%	(1.6)%	(2.8)%

Source: Peruvian Central Bank, SBS, Ministry of Economy and Finance, National Statistical Institute of Peru (INEI), IMF.

(1)	2023 projected by IMF.

The following table sets forth real gross domestic product by expenditure for the years indicated.

GDP by Expenditure (% of GDP unless otherwise stated)	2019	2020	2021	2022	2023
Government consumption	11.5	13.8	12.9	12.5	12.7
Private consumption	65.5	64.7	62.1	64.9	64.6
Total fixed investment	22.5	21.1	25.2	25.4	22.9
Public sector	4.6	4.3	4.7	5.1	5.0
Private sector	18.0	16.8	20.5	20.3	17.9
Change in inventories(1)	(0.7)	(1.3)	(3.5)	(3.3)	(3.7)
Exports of goods and services	24.0	24.4	32.4	27.1	25.9
Imports of goods and services	21.6	20.4	27.2	26.1	23.6
Net exports	2.5	4.0	5.2	0.4	2.3
GDP (in billions of US$)	232.4	205.6	225.9	224.8	268.0

Source: Peruvian Central Bank

(1)	Defined as the difference between the volume at the end of the period and the volume at the beginning of the period; valued at the average price over the period.

Key Industry Sectors Relating to Our Business in Peru

Construction and Infrastructure

The Peruvian construction industry’s nominal GDP is estimated to be US$9.6 billion and accounted for 3.6% of the country’s nominal GDP in 2023, according to the Peruvian Central Bank. The following table illustrates, from 2019 to 2023, the average real growth rate in both private investment and construction in Peru vis-à-vis the average real GDP growth rate.

Growth of Real Private Investment GDP and Real Construction Sector GDP vs. Real GDP

Source: Peruvian Central Bank.

Mining

Peru is a poly-metallic resources producer and exports several metals including silver, copper, zinc, gold and lead, among others. Peru is also a major contributor to global metal reserves. According to the U.S. Geological Survey of 2024, as of May 2024, Peru held 18.0% of global silver reserves, 9.5% of global zinc reserves, 12.0% of global copper reserves and 3.9% of global gold reserves. According to the Peruvian Central Bank, mining exports reached US$44.0 billion and represented 62.8% of total Peruvian exports in 2023.

As of March 2023, the Peruvian Ministry of Energy and Mines estimates 51 mining projects at various stages of development involving an estimated investment of US$54.556 billion.

Mining Investment Projects by Level of Development

	Number of Projects	US$ billion
Under construction	6	4,458
Detailed Engineering	4	4,609
Feasibility	17	16,283
Pre-feasibility	24	29,206
Total	51	54,556

Source: Peruvian Ministry of Energy and Mines.

Oil and Gas

According to the Peruvian Ministry of Energy and Mines, during 2023, local production of petroleum was 38.7 Mbbl per day, 4.5% more than 2022. The Peruvian Ministry of Energy and Mines reported that oil and gas proved reserves as of December 31, 2022 were 2,030.1 MMBOE. The oil and gas proved reserves as of December 31, 2023 have not yet been published. The Peruvian government’s reserves methodology may differ materially from the one mandated by the SEC.

Hydrocarbons Proved Reserves and Production Evolution in Peru (in MMboe)

Hydrocarbons Proved Reserves and Production Evolution in Perú (in MMboe)
Reserves (MBoe)
Production (MBLPD)
6000
5000
4000
3000
2000
1000
0
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
157.2
152.7
153.0
167.5
172.7
149.4
135.1
134.3
134.3
139.7
124.6
119.5
117.2
115.1
3317.0
3322.8
3985.4
4124.7
3847.0
3535.0
3906.4
3131.0
2626.3
2532.3
2374.9
2214.3
2030.1
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Date
Reserves (MMBoe)
Production (Mbpd)

Source: Peruvian Ministry of Energy and Mines

Our Other Markets: Chile and Colombia

Chile

Overview of the Chilean Economy

Our activities in Chile span across the E&C and power services sectors. The following table sets forth the main economic indicators of the Chilean economy for the period from 2019 to 2023.

Values in nominal US$ billion unless otherwise stated	2019	2020	2021	2022	2023
Nominal GDP	278.7	252.9	317.0	301.0	335.9
Nominal GDP / capita (US$)	14,600.8	13,029.3	16,099.0	15,202.7	16,832.9
Real GDP growth rate (%)	1.1%	(5.8)%	12.0%	2.4%	0.2%
Inflation (%, measured by change in CPI)	3.0%	3.0%	7.2%	12.8%	3.9%
Total private and public fixed investment	68.4	58.2	76.0	74.7	80.1
Average exchange rate (CLP/US$)	702.6	792.2	759.1	872.3	839.1
End of period exchange rate (CLP/US$)	770.4	734.7	849.1	875.7	874.7
Population (million)(1)	19.1	19.5	19.7	19.8	19.7
Unemployment rate	7.1%	10.3%	7.2%	7.9%	8.5%
Public Debt / nominal GDP (%)(2)	28.3%	32.5%	36.3%	39.1%	39.4%
Net reserves / nominal GDP (%)	14.6%	15.5%	16.2%	13.0%	13.8%
Fiscal surplus (deficit) / nominal GDP (%)	(2.7)%	(7.1)%	(7.5)%	1.4%	(2.3)%

Source: Chilean Central Bank, Chilean Government Budget Office, IMF, Global Insight

(1)	2023 and 2024 projected by the IMF

(2)	2023 data presented as of September 30, 2023.

Colombia

Overview of the Colombian Economy

Our current activities in Colombia involve technical services provided primarily to the power services sector. The following table sets forth the main economic indicators of the Colombian economy for the period from 2019 to 2023.

Values in nominal US$ billion unless otherwise stated	2019	2020	2021	2022	2023
Nominal GDP	323.1	270.4	314.5	344.0	363.6
Nominal GDP / capita (US$)	6,540.7	5,368.2	6,160.8	6,665.5	6,964.0
Real GDP growth rate (%)	3.2%	(7.0)%	10.7%	7.5%	0.6%
Inflation (%, measured by change in CPI)	3.8%	1.6%	5.6%	13.1%	9.3%
Average exchange rate (COP/US$)	3,281.4	3,693.3	3,744.2	4,256.2	3,951.4
End of period exchange rate (COP/US$)	3,277.1	3,432.5	3,981.2	4,810.2	3,822.1
Population (million)(1)	49.4	50.4	51.0	51.6	52.2
Unemployment rate(1)	9.9%	13.9%	11.1%	9.5%	10.0%
Public Debt / nominal GDP (%)	22.9%	33.2%	32.6%	29.3%	31.1%
Net reserves / nominal GDP (%)	16.4%	21.8%	18.6%	16.6%	16.4%
Fiscal surplus (deficit) / nominal GDP (%)(2)	(2.4)%	(7.6)%	(7.3)%	(0.7)%	(0.4)%

Source:	Colombian National Department of Administration of Statistics (DANE), Colombian Central Bank, Colombian Treasury Department, IMF, Global Insight

(1)	2023 projected by the IMF.

E. Critical Accounting Estimates

For information on critical accounting estimates and judgments, see Note 5 to our audited annual consolidated financial statements included in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

General

Our business and affairs are managed by our Board of Directors in accordance with our by-laws, shareholder’s meeting rules of procedure, Board of Directors’ rules of procedure, internal rules of conduct and Peruvian Corporate Law No. 26887 (as amended, “Peruvian Corporate Law”). Our bylaws provide for a Board of Directors of between five and nine members.

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

On September 20, 2021, an extraordinary shareholders’ meeting of the company elected a new board of directors, consisting of nine directors, four of whom were not previously directors of the company. The term of the current board of directors is three years and expires in September 2024.

Name	Position	Year of Birth	Year of First Appointment
Juan Vicente Revilla Vergara	Chairman of the Board	1961	2021
Gustavo Nickel Buffara De Freitas	Vice Chairman of the Board	1983	2021
Esteban Viton Ramirez	Director	1952	2019
Gema Esteban Garrido	Director	1971	2021
Julio Dittborn Chadwick	Director**	1982	2022
Pablo Kühlenthal Becker	Director	1980	2021
Antonio Carlos Valente Da Silva	Director (Independent)*	1952	2020
Carlos Rojas Perla	Director (Independent)*	1971	2020
Santiago Hernando Perez	Director (Independent)*	1963	2020

*	Independent under the Exchange Act independence standards.

**	On March 31, 2022, our Board of Directors appointed Mr. Julio Dittborn Chadwick to replace Mr. Nicolas Bañados Lyon, who resigned from his position as Director for personal reasons.

The following sets forth selected biographical information for each of the members of our Board of Directors. The business address of each of our current directors is Av. Petit Thouars 4957, Miraflores, Lima 15046, Peru.

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

Executive Officers

Our executive officers oversee our day-to-day business and are responsible for the execution of the decisions of the Board of Directors. Our executive officers are appointed for an indefinite period of time and their term of office may be terminated by our Board of Directors at its discretion. The following table presents information concerning the current executive officers of our company and their respective positions:

Name	Position	Year of Birth	Year of Appointment	Year of First Employment at the Company
Andre Mastrobuono	Chief Executive Officer	1961	2021	2021
Dennis Fernandez Armas	Corporate VP	1962	2021	2021
Renzo Ricardo Temoche Romero	VP of Corporate Control and Financial Planning	1974	2023	2023
Cristian Restrepo Hernandez	VP of Corporate Finance	1972	2023	2023
Zoila Horna Zegarra	Corporate Legal VP	1975	2022	2022
Diego Cisneros Salas	Corporate Risk Officer	1966	2022	2018
Fernando Rodrigo Barron	VP of Business Development	1984	2022	2022
Javier Macedo Chang	Corporate Internal Audit Officer	1977	2022	2022
Oscar Pando Mendoza	VP of Supply Chain	1973	2022	2016
Manuel Wu Rocha	VP of Infrastructure	1977	2021	2001
Javier Vaca Terron	VP of Cumbra	1970	2018	2018
Rolando Ponce Vergara	VP of Viva	1963	2008	1993

Ms. Silvana Perez Yalan resigned as Corporate Compliance Officer for personal reasons, effective January 1, 2024. As of January 1, 2024, the Compliance function has been temporary assigned to Eliana Paola Camogliano Arrisueño (UNNA Compliance Manager).

Mr. Reynaldo Llosa Martinto resigned as VP of UNNA Energía for personal reasons, effective April 30, 2024. Starting May 2, 2024, the VP of UNNA Energía function will be temporarily assigned to Dennis Fernandez Armas (Corporate VP).

The following sets forth selected biographical information for each of our executive officers:

Andre Mastrobuono. Mr. Mastrobuono joined the company in 2021 as our Chief Executive Officer. Previously, he was a Managing Director, Head of the IG4 Capital’s Operations Team and a member of the Investment Committee of IG4 Capital Private Equity Fund II. Prior to joining IG4 Capital, he was the CEO of Urbplan (2014-2017), he served as the CEO of San Antonio International (2010-2013), and in 2009 he was the CEO of Santelisa Vale. Prior to that, he served as CEO of Parmalat Brasil (2008-2009). Prior to this, Andre served as CEO of Telemig Celular (2006-2008) and as General Director at Vivo (2002-2006). Andre was also an Associate Principal at McKinsey & Company (1996-2002). He has served as a member of the Board of Directors of several companies, including Aegea Saneamento (2014-2018), Urbplan SA (2013-2017), LDC-SEV Bio ENERGIA SA - Biosev (2009-2010), and at ACEL - Associação da Empresas de Telefonia Celular (2007-2008), as Chairman of the Board. Andre holds an MBA from the University of Chicago Booth School of Business and a Bachelor’s degree in Engineering from the University of São Paulo.

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

Renzo Ricardo Temoche Romero. Mr. Temoche joined the company in August 2023 as VP of Corporate Control and Financial Planning. He has 25 years of experience in finance roles as consultant and CFO. Previously he worked at Grupo Educa-d as CFO (2022-2023) and previously he worker as Finance Director for Casa Andina (Intercorp) between May 2009 and January 2021. Renzo holds an accounting degree from the University of Callao and a Finance Master’s degree from ESAN Business School.

Cristian Restrepo Hernandez. Mr. Restrepo joined the company in September 2023 as VP of Corporate Finance He has more than 20 years of finance experience in banking, electric generation, pharma, services, and infrastructure industries. Previously he worked at Rutas de Lima as CFO (2022-2023) and at Atento as South America CFO and Finance Director. He graduated with a financial degree from Universidad Externado de Colombia and holds several postgraduate studies in corporate finance from CESA and IESE Business School.

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

Fernando Rodrigo Barron. Mr. Rodrigo joined the company in 2022 as Vice President of Business Development and as of March 31, 2023, he also assumed the role of Vice President of Corporate Finance. Before that, he was a Principal at IG4 Capital and Head of IG4 Capital’s Lima office, having joined IG4 Capital as a Senior Associate in 2018. Prior to joining IG4 Capital, Fernando worked at Ambev from 2016 to 2018, most recently as Head of Cash Flow & Capex for Latin America North (Brazil & the Caribbean). Previously, he worked in private equity, first as an Associate at Enfoca, a leading Peruvian investment firm, from 2013 to 2014, and then as a Senior Associate at Arlon Group, a firm focused on mid-market investments in the food & agriculture sector, from 2015 to 2016. Prior to this, he worked as an investment banker in the United States, first as an Analyst at Credit Suisse from 2007 to 2009 and then as an Associate at Pan American Finance from 2010 to 2011. He began his career as an Analyst on the International Equities Sales Trading desk at Goldman Sachs in New York City in 2006. He holds a bachelor’s degree in government from Harvard College and an MBA from the Kellogg School of Management.

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

Oscar Pando Mendoza. Mr. Pando joined the company in May 2016 and initially as General Manager of our infrastructure subsidiary Unna Transporte until 2019. From 2019 to 2021, he served as Regional CFO for our Engineering & Construction business unit. Mr. Pando currently serves as Vice President of Supply Chain. Prior to joining the company, Mr. Pando served in different functional positions in different countries in Latin America and the United States, such as Regional Manager of Corporate Affairs, CFO, Financial Planning Manager at Philip Morris International, General Manager in different industries such as Services, Fishery and Consumer Goods, and Bankruptcy Administrator for Doe Run Peru, one of the major restructuring/liquidation cases in Peru. He holds a degree in Business Administration from the Universidad de Lima and an MBA degree from Georgetown University. Mr. Pando is also member of the Board of Directors in several of our subsidiaries, including Cumbra Peru, Vial & Vives – DSD S.A., Unna Energia S.A. and Viva Negocio Inmobiliario S.A.

Manuel Wu Rocha. Mr. Wu is a civil engineer from the Pontificia Universidad Católica del Peru and holds a Master’s degree in business administration from the Universidad de Piura (Peru). He joined the company in 2001 and acted as chief technical officer for the oil and gas, electricity, infrastructure and sanitation areas of Cumbra Peru from 2003 until 2007. He became manager of purchasing and logistics for Cumbra Peru in 2007, and general manager of the consortium Lima Actividades Comerciales comprised of Cumbra Peru and Aguas de Barcelona from 2009 until 2011. Since 2011, he has worked as chief executive officer of Línea 1 S.A. Mr. Wu is currently Chief Executive Officer of Highway Concessions.

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

Javier Vaca Terron. Mr. Vaca graduated as a Civil Engineer, Channels and Ports from the Universidad Politécnica de Madrid in 1996. He joined the Spanish company, Ferrovial Agroman, participating in the study of international works and directing the execution of projects in Madrid. In 2004, he completed an Executive MBA at IESE and joined Grupo Assignia as Director of International Production at the construction company, developing his work mainly in Latin America. In 2007, he was assigned new responsibilities within the Assignia group, as CEO of another group company, Eductrade, dedicated to foreign trade in the field of Health and Education. In 2014, he returned to the construction industry, this time directing the Business Development and Studies, Hiring and Institutional Relations Areas of the Spanish FCC. In 2016, he joined the OHL company as Southern Cone Zone Director, based in Santiago, Chile. In February 2018, he joined AENZA as Regional Manager of the E&C segment and now serves as Chief Executive Officer of Cumbra Peru.

Rolando Ponce Vergara. Mr. Ponce joined the company in 1993 and has served as the Chief Executive officer of our subsidiary Viva since 2008, and as our Chief Real Estate Area Officer since 2014. He holds a degree in civil engineering from Universidad Ricardo Palma (Peru). He also holds a Master’s degree in construction and real estate business management from the Pontificia Universidad Católica de Chile-Politécnica de Madrid, Spain. He previously served as manager of Cumbra Peru’s real estate division. He is currently a member of the boards of directors of our subsidiaries Viva and Almonte.

Executive Commission

Our Executive Commission is currently comprised by our Chief Executive Officer (CEO), our Vice President of People, Public Affairs and Shared Services, our Vice President of Corporate Finance and Business Development, our Vice President of Corporate Control and Financial Planning, our Corporate Legal Vice President and the Business Segments Vice Presidents for each of the four reportable segments. The Executive Commission evaluates, at the management level, among other matters, our strategic plan, annual budget, and annual investment plan.

Kinship

None.

B. Compensation

Compensation of Directors and Executive Officers

Director compensation must be approved by a majority of shareholders at our annual shareholders’ meeting.

In 2023, total compensation paid to our Board of Directors amounted to S/1.77 million, including compensation paid to directors that serve on our subsidiaries’ Board of Directors. In 2023, total compensation paid to our executive officers amounted to S/26.27 million.

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

Our senior managers also receive additional benefits, typically non-pecuniary. The benefits granted include: (ii) an insurance policy, including work accident and high risk coverage; and (ii) Private Health Insurance.

C. Board Practices

Board Committees

As of the date of this annual report, we have four board committees in place comprised of members of our Board of Directors: (i) Audit and Compliance Committee; (ii) Environmental, Social and Corporate Governance Committee; (iii) Talent Committee; and (iv) Finance, Risk and Investment Committee.

Audit and Compliance Committee

Our Audit and Compliance Committee is comprised of directors Mr. Carlos Rojas Perla (chairman of the committee), Mr. Santiago Hernando Perez, Mr. Antonio Carlos Valente Da Silva and Mr. Juan Vicente Revilla Vergara (non-voting observing member). Mr. Carlos Rojas Perla, Mr. Santiago Hernando Perez and Mr. Antonio Carlos Valente Da Silva fulfill the independence standards set forth in Rule 10A 3 of the U.S. Exchange Act. Mr. Carlos Rojas Perla qualifies as an “audit committee financial expert” in accordance with applicable SEC rules. Our Audit and Compliance Committee oversees our corporate accounting and financial reporting process. The Audit and Compliance Committee is responsible for, among other things:

Our Audit and Compliance Committee oversees our corporate accounting and financial reporting process. The Audit and Compliance Committee is responsible for, among other things:

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

Environment, Social and Corporate Governance

Our Environment, Social and Corporate Governance Committee is comprised of three directors. The current members of the committee are Mrs. Gema Estaban Garrido (chairwoman of the committee), Mr. Pablo Ignacio Kühlenthal Becker and Mr. Antonio Carlos Valente. The Environment, Social and Corporate Governance Committee is responsible for, among other things:

●	supervising and providing opinion to management in relation to the implementation of policies, strategies, programs, objectives and goals related to corporate sustainability, based on the best international practices and according to our strategic plan;

●	supervising and advising management with regard to the identification, assessment and management of risks and opportunities within the sustainability field, considering public policies, regulations and legislation on the matter;

●	monitoring and analyzing social, environmental and corporate governance indicators and report to the Board of Directors regarding the evolution of such indicators, as well as to propose corrective measures when necessary;

●	ensuring that the Company’s strategic plan includes social, environmental and corporate governance initiatives and indicators, including the determination of the financial impact of such indicators;

●	identifying the existence or absence of efficient and innovative internal control systems in social and environmental matters; and

●	verifying compliance with the highest environmental, social and corporate governance standards.

The Vice President of Public Affairs, Human Resources, Shared Services and Information Technology reports to this committee. Our Board of Directors has adopted a written charter for our Environment, Social and Corporate Governance Committee that is included in the Charter of the Board of Directors, which is available on our website at www.aenza.com.pe.

Talent Committee

Our Talent Committee is comprised of three directors. The current members of the committee are Mr. Juan Vicente Revilla Vergara (Chairman), Mr. Santiago Hernando Perez and Mr. Esteban Viton Ramirez. The Talent Committee is responsible for, among other things:

●	assisting the Board of Directors on its proposal to the shareholders regarding the number of directors, candidates to the board, their compensation, and the election of new members under the cooptation election system;

●	advising the Board of Directors regarding the appointment and resignation or dismissal of managerial workers, with direct report to the CEO;

●	proposing to the Board of Directors for its approval the corporate policies related to compensation, succession, selection and retention of talent, as well as the exceptions to such corporate policies;

●	evaluate the Board of Directors and management performance on an annual basis;

●	proposing both Board of Directors and CEO candidates and arranging the corresponding recruitment process; and

●	monitoring the company reputation (internally and externally) and proposing measures to the Board of Directors.

As a foreign private issuer, we are not required to maintain a compensation committee that complies with all of the U.S. laws and regulations.

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

The Finance, Risk and Investment Committee is responsible for, among other things:

●	establishing our investment policies;

●	assessing the profitability of the Company’s investments;

●	approving and monitoring the liquidity plan and the capitalization or indebtedness of the Company;

●	proposing to the Board of Directors the approval of equity contributions, mergers or acquisitions and any purchase or sale of companies or businesses;

●	analyzing the projects that would require an investment greater than US$5 million;

●	identifying risk indicators to measure the most relevant risks and monitoring such indicators on a quarterly basis; and

●	ensuring that the Company and its subsidiaries adequately mitigate their risk and that they have in place business continuity and recovery plans.

Our Board of Directors has adopted a written charter for our Finance, Risk and Investment Committee that is included in the Charter of the Board of Directors, which is available on our website at www.aenza.com.pe.

D. Employees

We have developed an extensive and talented team, including more than 1,478 engineers, which gives us the capability and scale to undertake large and complex projects. We also have access to a network of 50,000 manual laborers throughout Peru that can supplement our workforce when required by our projects. Moreover, we have the flexibility to engage our own workers on projects outside Peru, avoiding the need to seek new employees in other countries.

As of December 31, 2023, we had a total of 12,787 full-time employees, including 5,002 manual laborers, a number that fluctuates depending on our project backlog. As of December 31, 2023, 26% of our employees worked outside Peru. The following table sets forth a breakdown of our employees by category as of December 31, 2023

Salaried Employees	Infrastructure	Energy	E&C	Real Estate	Corporate (3)	TOTAL
Engineers	189	193	992	69	35	1,478
Other Professionals	1555	90	500	79	145	2,369
Technical specialists	609	15	1,188	23	25	1,861
Manual Laborers(1)	50	111	4,648	193	0	5,002
Joint operation employees(2)	57	0	2,019	0	0	2,076
Subtotal	2,460	409	9,347	364	205	12,786
Subcontracted employees	1,204	1,204	682	413	0	3,502
Total	3,665	1,613	10,029	777	205	16,288

(1)	The number of manual laborers, who form part of our network of 43,000 manual laborers, varies in relation to the number and size of projects we have in process at any particular time.

(2)	Includes engineers, professionals, technical specialists and manual laborers employed by our joint operations.

(3)	Includes parent company and our subsidiary Qualys S.A.

The following chart sets forth the changes of our total employees as of December 31, 2021, 2022 and 2023.

Total Employees

In 2023, AENZA has continued to strengthen human management policies and processes, with the objective of improving the workers life cycle within the company. In this sense, nine policies have been created and the processes have been optimized to make them more agile and with adequate controls.

Also, AENZA obtained the “ABE Good Employers Association” certification, accrediting excellence in labor practices.

Our talent development system was improved and strengthen to attract qualified young professionals, with the creation of a Corporate Trainee Program, the second edition and of “Trainee Impulso” program “Program Cantera”, and the “Pasos Fijos” development program for Oil & Gas professionals, among others.

Through “La Academia”, we launched the second version of our “EDD Executive Development Program”, oriented to the 120 main executives of the Group, very focused on the development of our corporate competencies, with the objective of not only strengthening the leadership of our people but also accelerate our cultural transformation process.

In terms of training, more than 30 hours of training per capita have been given to workers with a total investment of US$ 45,000, continuing the emphasis not only on technical and professional development but also on our corporate values, regulatory courses, and development of personal skills.

Substantially, all our manual laborers and some of our other professionals are members of labor unions. We consider our current relationship with unions to be positive.

Last year, two negotiations were successfully closed with internal unions in the infrastructure and energy businesses and a sectoral negotiation in the civil construction segment, reinforcing the organization’s principle of maintaining healthy labor relations with our people.

Safety

We safeguard the health and safety of our employees and of all the persons present in our operations and services. To that end, we provide safe work conditions, we manage risks in a timely manner and we promote a culture of prevention, starting from the leadership and commitment of our senior management.

The results obtained during 2023 reflect an improvement due to the reduction in the frequency of accidents, achieving an accident incidence rate of 0.19 accidents per 200,000 hours worked, a significant reduction compared to the previous year.

Our safety management process has been strengthened, achieving significant advances to ensure the operation as a whole.

Our occupational health and safety management system is certified by the ISO 45001 standard. We also have ISO 14001 certifications regarding environmental management.

We are aware that correct support strengthens management as a whole, for that reason we offered our own personnel and contractors more than 1,312,208 hours of training on Safety, Occupational Health and Environment issues.

E. Share Ownership

As of December 31, 2023, persons who are currently members of our Board of Directors and our executive officers did not hold our common shares.

Our directors and executive officers do not have different voting rights.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 30, 2024, our issued and outstanding share capital was comprised of 1,371,964,891 common shares. The following table sets forth the beneficial ownership of our common shares as of April 30, 2024, based on information provided to us by CAVALI S.A. ICLV, the Peruvian clearing house (“CAVALI”):

Shareholder	Number of shares	Percentage owned
IG4 Capital Infrastructure Investments LP(1)	394,732,085	28.77%
AFP PRIMA S.A. (Grupo Crédito)	237,409,042	17.30%
AFP INTEGRA S.A. (Sura Group)	130,900,004	9.54%
AFP PROFUTURO S.A	146,638,928	10.69%
Fratelli Investment Limited	127,222,815	9.27%
AFP HABITAT	117,483,032	8.56%
Pacifico Corp S.A.C	118,630,216	8.65%
Other Shareholders	98,948,769	7.21%
Total(2)	1,371,964,891	100.00%

(1)	On June 15, 2021, IG4 Capital announced a tender offer for a total of 107,198,601 common shares equivalent to 12.29% of our outstanding shares. On August 10, 2021, IG4 Capital purchased a significant shareholding participation amounting to 23.90% of the total outstanding shares, of which 12.29% was purchased within the tender offer and additional common shares equivalent to 11.61% of our total outstanding shares were acquired in transactions outside of the tender offer. Furthermore, on August 12, 2021, certain shareholders of AENZA signed a trust agreement with IG4 Capital, as trustee, and La Fiduciaria S.A., as fiduciary, whereby IG4 Capital acquired the voting rights of AENZA’s common shares representing 8.97% of the total outstanding shares for a period of eight years, which could be automatically renewed for an additional period of eight years. As of December 2023, IG4 Capital owns 28.77% of our capital stock, which includes (i) 18.52% of our capital stock held directly, (ii) voting rights to the 4.47% and 3.91% of our capital stock held by GH Holding Group and La Fiduciaria – FID IG4, respectively, and (iii) voting rights to an additional 1.87% of our capital stock pursuant to certain agreements between IG4 Capital and certain other shareholders.

(2)	On December 27, 2023, AENZA issued 174,984,912 new common shares, at a par value per share of S/ 1.00 and a placement price per share of S/ 0.4971, increasing AENZA’s’s capital stock from S/ 1,196,979,979 to S/ 1,371,964,891. The total shares were fully subscribed and paid in two pre-emptive subscription rounds and in the private offering. On February 15, 2024, the 174,984,912 common shares resulting from the capital increase were delivered to their holders.

As of December 31, 2023, 15 record holders of our common shares were located in the United States (including Bank of New York Mellon), according to CAVALI.

The following table sets forth the changes in beneficial ownership of our common shares from December 31, 2021, to December 31, 2023, based on information provided to us by CAVALI and The Bank of New York Mellon.

	As of December 31, 2021		As of December 31, 2022		As of December 31, 2023
	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned	No. of Shares	Percentage Owned
IG4 Capital Infrastructure Investments LP(1)	107,198,601	12.29	219,138,382	18.31	254,126,755	18.52
AFP PRIMA S.A.	90,772,445	10.41	143,222,423	11.97	220,229,978	16.05
AFP INTEGRA S.A.	63,290,664	7.26	120,405,185	10.06	133,347,625	9.72
AFP PROFUTURO S.A.	67,087,463	7.69	138,997,401	11.61	100,554,137	7.33
FRATELLI INVESTMENTS LIMITED	86,633,390	9.94	110,996,399	9.27	127,222,815	9.27
AFP HABITAT S.A.	93,878,296	10.77	98,083,875	8.19	114,836,030	8.37
PACIFICO CORP S.A.C	76,217,749	8.74	103,499,728	8.65	118,630,216	8.65
GH Holding Group(2)	61,349,148	7.04	61,349,148	5.13	61,349,148	4.47
La Fiduciaria – FID IG4(1)	53,647,119	6.15	53,647,119	4.48	53,647,119	3.91
The Bank of New York Mellon(3)	136,637,740	15.67	130,025,625	10.86	70,312,080	5.12

(1)	On June 15, 2021, IG4 Capital announced a tender offer for a total of 107,198,601 common shares equivalent to 12.29% of our outstanding shares. On August 10, 2021, IG4 Capital purchased a significant shareholding participation amounting to 23.90% of the total outstanding shares, of which 12.29% was purchased within the tender offer and additional common shares equivalent to 11.61% of our total outstanding shares were acquired in transactions outside of the tender offer. Furthermore, on August 12, 2021, certain shareholders of AENZA signed a trust agreement with IG4 Capital, as trustee, and La Fiduciaria S.A., as fiduciary, whereby IG4 Capital acquired the voting rights of AENZA’s common shares representing 8.97% of the total outstanding shares for a period of eight years, which could be automatically renewed for an additional period of eight years. As of December 2023, IG4 Capital owns 28.77% of our capital stock, which includes (i) 18.52% of our capital stock held directly, (ii) voting rights to the 4.47% and 3.91% of our capital stock held by GH Holding Group and La Fiduciaria – FID IG4, respectively, and (iii) voting rights to an additional 1.87% of our capital stock pursuant to certain agreements between IG4 Capital and certain other shareholders.

(2)	Voting rights transferred to IG4 Capital as part of the agreement mentioned in note (1) above.

(3)	As of December 31, 2021, and 2022, The Bank of New York Mellon includes AFP PRIMA S.A. and AFP PROFUTURO S.A. beneficial ownership of our common shares.

Our major shareholders do not have different voting rights.

In December 2018, our company issued and sold a total of 69,380,402 common shares through a combination of preemptive rights to the company’s existing shareholders and a private placement. On April 2, 2019, our company issued and sold 142,483,633 common shares pursuant to a private placement.

On August 13, 2021, AENZA issued Convertible Bonds in a total principal amount of US$89.9 million. The Convertible Bonds matured in February 2024, beared interest at a rate of 8%, and were payable quarterly. The Convertible Bonds were convertible into shares as of the sixth month from the date of issuance. In accordance with the terms and conditions of the Convertible Bonds, holders of Convertible Bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022 we issued 37,801,073 new common shares. Additionally, holders of Convertible Bonds in a principal amount equivalent to US$78.9 million exercised their conversion rights and, on March 31, 2022, we issued an additional 287,261,051 new common shares. After these conversions, the Convertible Bonds were fully cancelled.

On September 5, 2023, the Board of Directors approved a capital increase by new monetary contributions, in order to allocate the proceeds of such capital increase to the partial repayment of financial obligations of the Company. In line with this, on October 24, 2023, the General Shareholder’s Meeting approved a capital increase up to an amount equivalent to US$ 22,500,000, with the corresponding issuance of new common shares, with voting rights, par value of S/1.00 each, at a unit placement value equal to S/0.4971. Thereafter, on October 26, 2023, the Board of Directors unanimously approved a capital increase of up to 174,984,912 shares at a placement price of S/0.4971.

On October 31, 2023, the Board of Directors approved the intention to initiate the delisting process of shares represented by ADS from the NYSE, the deregistration process of AENZA from the SEC and the termination of our ADS program. On November 16, 2023, AENZA notified the NYSE of its intention to voluntarily delist the ADSs from the NYSE. AENZA also notified the Depositary under our ADS program of the termination of the ADS program. On November 27, 2023, we filed a Form 25 with respect to the delisting of our ADSs from the NYSE. The delisting became effective on December 7, 2023, and the termination of the ADS program was effective on February 26, 2024.

On December 27, 2023, the Board of Directors unanimously agreed to conclude the capital increase process when 100% of the shares to be issued were subscribed. Upon completion of the capital increase, the Company’s capital stock amounts to S/1,371.9 million. US$20 million was used to prepay the bridge loan. On February 15, 2024, the 174,984,912 common shares resulting from the capital increase were delivered to their holders.

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

The agreements referred to in the second and third bullets above include agreements for the selling and purchasing of assets or for the rendering of services, as well as security agreements and any other transaction performed either for valuable consideration or for free with related parties, representing at least 5% of the assets of the company with securities registered in the Peruvian Public Registry of Securities. The prior authorization of the Board of Directors and/or the evaluation of the terms of the transaction by an external independent company mentioned in the second and third bullets above, are not mandatory when both or any of those requirements have been expressly excluded by a decision adopted unanimously by the company’s shareholders with effective voting rights.

Terms and conditions: As a general policy, we do not enter into transactions with directors and executive officers on terms more favorable than what we would offer third parties. Any related party transaction we have entered into in the past has been in the ordinary course of business and on an arm’s length basis and have complied with the requirements detailed above, as applicable.

Related Party Transactions

We enter into certain related party transactions in the ordinary course of our business. No such transactions in effect during 2023 were material to our company or, to our knowledge, to any such related party, nor were any such transactions unusual in their nature or condition. See Note 11 to our audited annual consolidated financial statements included in this annual report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See Item 18 of this annual report on Form 20-F.

Legal and Administrative Proceedings

Our company, certain of our subsidiaries, and certain of our former directors and senior managers, have been charged in connection with criminal and civil investigations relating to certain of our projects in connection with our association with Odebrecht and in connection with our alleged participation in what is referred to as the “construction club” during the period 2004 to 2016, as well as administrative proceedings initiated by INDECOPI related to these and other matters arising from conduct during the period from 2002 to 2016. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Key Developments.” These proceedings have led to significant changes in our corporate governance structure and senior management, as well as to the adoption of measures to address compliance matters. Below we describe the most material proceedings involving the Company:

Criminal Investigations Derived from Projects Developed in Partnership with Odebrecht

In 2018, the Peruvian criminal prosecutor charged our company and Cumbra Peru, as criminal defendants in connection with the IIRSA South (tranche II) project concession, and the Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) included our company and Cumbra Peru in its criminal investigation. Additionally, in December 2018, the Peruvian First National Preparatory Investigation Court also resolved to include our company and Cumbra Peru as civilly liable third parties in the investigations related to the IIRSA South (tranche II) project concession and Cumbra Peru as a civilly liable third party in the investigations related to Tranches 1 and 2 of the Lima Metro.

Additionally, Peruvian prosecutors have included José Graña Miró Quesada, the former Chairman of our company, and Hernando Graña Acuña, a former board member of our company and former chairman of Cumbra Peru, in an investigation for the crimes of collusion and money laundering against the Peruvian government, respectively, each in connection with the IIRSA South (tranche II) project concession, in which we participated with Odebrecht. Gonzalo Ferraro Rey, the former Chief Infrastructure Officer of our company, has also been included in an investigation for the crime of money laundering in connection with the same project. In addition, José Graña Miró Quesada, Hernando Graña Acuña and Juan Manuel Lambarri, the former chief executive officer of Cumbra Peru, have been charged in connection with Tranches 1 and 2 of the Lima Metro. On February 9, 2022, the Peruvian press reported that Peruvian prosecutorial authorities entered into the plea agreements with José Graña Miró Quesada and Hernando Graña Acuña. On January 3, 2023 and January 18, 2023, the plea agreements with José Graña Miró Quesada and Hernando Graña Acuña, respectively, received judicial approval. The plea agreements are confidential under Peruvian law and, therefore, we do not know their content. However, such agreements may include information related to wrongdoing or knowledge of improper behavior while José Graña Miró Quesada and Hernando Graña Acuña were at the Company.

We understand that Peruvian prosecutors had initiated an investigation with respect to the Chavimochic project. Since neither the Company nor any of its affiliates or personnel were subject to investigation and therefore we have limited information. However, the Chavimochic investigation was subsequently closed in connection with the Company without any further action. The project has not been operational since 2017 and the concession agreement has been terminated, as a result of an arbitral award notified to the concessionaire in October 2023. The arbitral award determined joint liability from both the concessionaire and the Peruvian government in connection with defaults to the concession agreement, as well as the termination of the concession. The arbitral award granted a termination payment in favor of the concessionaire (with respect to which AENZA holds a 26.5% minority stake) equal to US$25,307,438 plus interest, while also authorizing the grantor (Ministry of Agricultural Development) to draw 70% of the performance bond, equal to US$25,060,000, plus interest. As of December 31, 2023, we recognized a financial debt in the amount of US$ 7.9 million as a result of the performance bond granted to secure Chavimochic’s obligations under the concession agreement.

With the Final Agreement on Settlement and Cooperation in force, all of our criminal investigations in connection with our past partnerships with Odebrecht have concluded. For information on the Chavimochic project.

Administrative Process in Relation to the Construction Club

On July 11, 2017, INDECOPI initiated an investigation against several Peruvian construction companies (including Cumbra Peru), about the existence of an alleged cartel called the Construction Club.

On February 11, 2020, our subsidiary Cumbra Peru was notified by the Technical Secretariat of INDECOPI’s Free Competition Defense Commission (the “Commission”) with a resolution announcing a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of public works.

On March 9, 2021, Cumbra Peru was notified with the Final Instruction Report prepared by the Technical Secretariat of the Commission, in connection the administrative sanctioning procedure against 33 construction companies and 26 of their executives for having adopted a coordination system through which they agreed to share several bids called by Provias Nacional and other entities of the Peruvian state. On November 15, 2021, the Commission issued Resolution No. 080-021-CLC-INDECOPI, which resolved to sanction in first administrative instance the above mentioned companies and their executives, including Cumbra Peru. On December 9, 2021, Cumbra Peru filed an appeal against the referred resolution, suspending any execution of the resolution, including the payment of the fine imposed and the compliance with the corrective measures ordered. As of December 31, 2023, the Company maintains a provision that was recognized amounting to S/56.4 million (S/52.4 million as of December 31, 2022).

Final Agreement on Settlement and Cooperation (Acta de Acuerdo Final de Colaboración y Beneficios)

On May 21, 2021, the Company entered into a preliminary collaboration and benefits agreement with a special team of Peruvian prosecutors covering the investigations related to corruption offenses of officials and related personnel, in which the Company, Odebrecht and others would have incurred (the “Prosecutor’s Office”), and with the ad hoc Public Prosecutor’s Office for investigations and processes related to crimes related to corruption of officials, money laundering and related activities (the “Attorney General’s Office”) allegedly committed by the Odebrecht company and others.

On September 15, 2022, the Final Agreement on Settlement and Cooperation was entered into between the Peruvian Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA accepted that they were utilized by certain former executives to commit illicit acts in a series of periods until 2016, and committed to pay a civil compensation to the Peruvian Government of S/488.9 million (S/333.3 million and US$ 40.7 million) calculated according to the formula established by Law No. 30737. The agreement was ratified (homologado) by judgment dated August 11, 2023, and entered into force with its consent, which was notified to AENZA on December 11, 2023.

According to the Final Agreement on Settlement and Cooperation, the payment of the civil compensation shall be made within twelve (12) years at a legal interest rate in soles and dollars (3.55% and 1.9% annual interest as of December 31, 2023, respectively). The Company also undertakes to establish a series of guarantees after the court’s approval of the Final Agreement on Settlement and Cooperation (which took place on August 22, 2023 and by which the judge verified that such agreement is in accordance with the law), consisting of (i) two trust agreements that include shares issued by Cumbra Ingeniería S.A.; (ii) a trust on a property owned by the Company; and (iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Final Agreement on Settlement and Cooperation includes a restriction for AENZA and its subsidiaries Cumbra Peru and Unna Transporte from participating in new public infrastructure, construction and road maintenance contracts for two (2) years from the date of the court’s approval of the Agreement. The other member companies of AENZA’s economic group are not subject to any restriction or prohibition to contract with the Peruvian Government.

On December 27, 2023, the initial installment of the civil compensation was paid to the Peruvian Government for S/10.3 million and US$1.2 million. As of December 31, 2023, the Company maintains in its financial statements the total liability associated to the Final Agreement on Settlement and Cooperation for an amount of S/469.8 million (S/323 million and US$39.5 million).

Investigations and Administrative Proceeding initiated by INDECOPI for Anti-Competitive Practices in the Labor Market in the Construction Sector

On February 7, 2022, Cumbra Peru and UNNA Transporte were notified pursuant to INDECOPI Resolution No. 038-2021/DLC-INDECOPI dated December 28, 2021, that the antitrust authority initiated a sanctioning administrative procedure for alleged illicit practices in the labor market during the period from 2011 to 2017.

On April 7, 2022, Cumbra Peru and UNNA Transporte submitted a proposal for a cease and desist agreement for the early termination of the administrative sanctioning procedure, in which they (i) acknowledged the alleged conduct, (ii) committed to maintain during 2022, 2023 and 2024, a compliance program with free competition rules, and (iii) agreed to pay S/2.7 million in two installments (one after 60 days and the second after 12 months). Pursuant to Resolution No. 054-2022/CLC-INDECOPI dated August 19, 2022, the Commission approved the proposed cease and desist commitment and concluded the sanctioning procedure. As of December 31, 2022, the Company estimated a provision amounting to S/1.4 million related to this proceeding.

Following the established schedule, the subsidiaries have already paid the total amount of the compensation. Likewise, the subsidiaries are complying with their commitment to maintain a compliance program, with supervision of INDECOPI.

On May 9, 2023, our subsidiaries Cumbra Peru and Unna Transporte were notified by INDECOPI, with Resolution No. 052-2023/CLC-INDECOPI, which formally concludes the administrative sanctioning procedure in first instance for alleged illicit practices in the labor market during the period from 2011 to 2017.

This administrative investigation was settled and we have already paid a reduced fine, which was provisioned for on our balance sheet.

Complaint related to the Talara Refinery Project

As of December 31, 2022, Cumbra Peru had a lawsuit pending against Tecnicas Reunidas de Talara S.A.C. (“TRT”) for US$78 million as compensation for damages suffered as a result of various contractual breaches. In turn, TRT filed a counterclaim for US$81 million alleging that Cumbra Peru had breached the sub-contract entered into between the two companies. On December 28, 2020, TRT executed two letters of guarantee issued by Banco Santander Peru S.A., the first one in the amount of US$16 million for a letter of credit and the second one in the amount of US$7.7 million for advance payment of work, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph. As of December 31, 2021, the balance of this concept at face value amounted to US$33.8 million, equivalent to S/125.8 million.

In December 2022, we reached an agreement with TRT, to settle the claims of both parties. As a result of this agreement, we registered a provision for the collection rights of US$29.6 million, equivalent to S/109.9 million. Also, we were granted the right to receive payments for outstanding invoices in an amount of US$10.3 million before January 31, 2023. As of December 31, 2023, we have collected the full amount agreed upon.

This claim was settled and we have already collected the settled amount.

Termination of Chavimochic Concession - Arbitration Proceeding

In May 2014, Concesionaria Chavimochic S.A.C. (the “Concessionaire”), in which AENZA has a 26.5% interest, entered into a concession agreement with the Peruvian government for the design, construction, operation, and maintenance of major hydraulic works of Chavimochic Project (the “Project”). The construction of the Project started in 2015 with a concession term of twenty-five (25) years and a total investment of US$647 million.

According to the concession agreement, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% complete. However, at the beginning of 2017, the procedure for early termination of the concession agreement was initiated due to a breach of contract by the Peruvian government as grantor (the “Grantor”), and all activities were suspended in December 2017. Since the parties did not reach an arrangement, the Concessionaire initiated an arbitration process before the United Nations Commission on International Trade Law (UNCITRAL).

On October 4, 2022, the UNCITRAL notified the parties of its decision, which provided for the early termination of the concession agreement and ordered, among other things, (i) that the Grantor should pay the Concessionaire an amount of US$25.3 million as a consequence of its failure to provide the project control delivery, and (ii) either the execution of 70% of the Concessionaire’s performance bond or the payment of US$25 million, as a result of the Concessionaire’s failure to obtain evidence of financial closing.

In February 2023, the Grantor partially executed the Concessionaire’s performance bond, where AENZA was required to assume a total of US$7.5 million. As of the date of this annual report, the Grantor requested the execution of the balance of the Concessionaire’s performance bond, where AENZA is responsible for US$1.4 million. The Concessionaire is currently coordinating the necessary legal actions for the full execution of the award so that the Grantor complies with the obligations arising therefrom. As of December 31, 2023, we recognized a financial debt in the amount of US$ 7.9 million as a result of the performance bond granted to secure Chavimochic’s obligations under the concession agreement. Likewise, the Concessionaire will initiate legal actions against the Grantor for what it considers an arbitrary execution of the balance of the performance bond without the arbitration court having granted the possibility of executing the bond for a higher amount and without a breach of contract having been attributed to the Concessionaire that would justify such performance.

Tren Urbano de Lima S.A. - Arbitration Request

On February 14, 2024, our subsidiary Tren Urbano de Lima S.A. filed before the General Secretariat of the Arbitration Center of the Chamber of Commerce of Lima, an arbitration request against the Peruvian government for the amount of S/106.9 million, whose main claim is to declare that, according to the concession contract, the Peruvian government is liable for the deficiencies in the design, construction, conservation, maintenance, or deterioration of the concession assets that have occurred prior to the delivery of the concession, as in the case of the footbridges, which were managed by Tren Urbano de Lima S.A.

We have initiated an arbitration claim against the Peruvian Ministry of Transports and Communications.

Tax Proceedings

Our ongoing material tax proceedings are as follows:

●	Claim procedures before the Peruvian tax authority (SUNAT), involving tax income results of years 2017, 2019 and 2021, disputed amounts that in aggregate represent S/114.5 million, distributed as follows: (i) S/94.7 million corresponding to Aenza S.A.A.; (ii) S/14.5 million corresponding to Cumbra Ingeniería S.A. and (iii) S/5.3 million corresponding to Viva Negocio Inmobiliario S.A.

●	Appeal before the Peruvian tax courts (Tribunal Fiscal) involving tax income results of years 2009, 2012 to 2016 and 2019 and VAT results of 2015, disputed amounts that in aggregate represent S/344.1 million, distributed as follows: (i) S/161.4 million corresponding to Aenza S.A.A.; (ii) S/171.2 million corresponding to Cumbra Peru (S/115.0 million Cumbra Peru, S/30.6 million Cumbra Ingeniería S.A. S/14.8 million Consorcio Constructor Ductos del Sur, S/10.4 million Consorcio Constructor Chavimochic and S/0.4 million to Consorcio Vial Quinua); (iii) S/1.7 million corresponding to Viva Negocio Inmobiliario S.A.; (iv) S/0.8 million corresponding to Unna Transportes S.A.C. and (v) S/0.6 million corresponding to Unna Energía S.A.

●	Contentious Administrative Process before the Peruvian tax courts (Poder Judicial), disputed amount that in aggregate represents S/93.9 million distributed as follows: (i) regarding tax income results of years 2010 to 2013, S/84.3 million corresponding to the Company; (ii) regarding WHT non-resident of year 2011, S/0.1 million to Viva Negocio Inmobiliario S.A. and (iii) regarding VAT results of years 1998 to 2002, S/9.5 million corresponding to Inmobiliaria OPQ S.A.C.

●	For our fiscal years 2007 and 2008, the Tax Authority (SUNAT) challenged the deduction of the loss caused by the decrease in the number of shares issued by GME (now OPQ S,A,C, subsidiary owned by Aenza S.A.A.). SUNAT and the tax courts consider that the deduction is not appropriate because GME is an ongoing concern. On May 2019, a Contentious Administrative Process before the Peruvian tax courts was filed for this case and the amount of S/34.0 million was paid (fine plus interest), given that SUNAT exercised its power of coercive collection at the end of the appeal process in the tax courts. The amount paid has already been registered on our balance sheet as “Other Receivable Account” while this matter is still pending in judiciary controversy. In January 2024, Aenza S.A.A. filed a request for admission of a final appeal before the judiciary. SUNAT has carried out consecutive tax audits from the years 2009 to 2016 in order to replicate the effects of the lower tax loss resulting from the observed deduction (disputed amounts represent S/78 million). All this is being appealed before our tax courts.

Civil lawsuit against Activos Peruanos

Viva and Activos Peruanos S.A. signed a Memorandum of Understanding for the development of a future real estate project on the land of Activos Peruanos S.A. However, during the prefeasibility stage Viva determined that the project was unviable. Faced with Viva’s decision not to continue with the project, Activos Peruanos improperly executed the bond letter issued by Viva. Therefore, Viva has sought compensation for the damage suffered in the amount of US$3.2 million. For its part, Activos Peruanos has sued Viva for an amount of S/89.5 million soles for damages. Activos Peruanos’ claim was granted but was subsequently declared null. A new judgment is currently pending.

DHMONT Arbitration

DHMONT started an arbitration claim against Viva, for it to return 5,000 m2 of area where the “Parque de Comas” Project is developed. Viva is the owner of approx. 296,000 m2 of land for the development of such project. DHMONT claims that when land was divided for VIVA and DHMONT, such division was not correct considering the alignment of the adjacent tracks.

The arbitral tribunal rendered an award in favor of Viva. However, DHMONT presented a judicial claim to annul the arbitration decision. The Judiciary rejected the claim. Nevertheless, DHMONT initiated a constitutional proceeding to annul the resolution by which The Judiciary rejected its claim. In July 2023, the claim was rejected. DHMONT has appealed such ruling. The procedure is currently before the Peruvian supreme court.

The loss of ownership of the 5,000 m2 of area would represent a loss of approximately US$4,000,000.

Civil lawsuit against MVCS

Viva signed agreements with the Ministry of Housing, Construction and Sanitation (Ministerio de Vivienda, Construcción y Saneamiento) (“MVCS”) and others for the development of a real estate project on land located in the Ancón district, to the north of Lima. However, the project could not be developed for reasons attributable to the MVCS. As a result, Viva terminated the contract and filed a lawsuit for damages in the amount of S /116 million. The procedure is currently in trial period.

Cumbra Peru S.A. v. COTINAVEC (PUCP Case N° 2018-418-48)

Arbitration for the termination of the joint venture agreement related to the electromechanical package of Talara Refinery. Cumbra Peru seeks to declare that Navec (parent company) and Cotinavec are both part of the same economic group, so can be declared joint and several responsible for the termination of the contract. In February 2021 the tribunal determined that Navec and Cotinavec belong to the same economic group, so the tribunal declared Navec as part of the arbitration. Cumbra Peru is claiming the payment of approximately US$4.0 million (equivalent to 20% of losses) and COTINAVEC through the counterclaim is claiming a payment of US$19.1 to Cumbra Peru for damages derived from the termination of the joint venture agreement. In June 2023, the tribunal ruled that Cotinavec was indeed in breach of contract as it was proven that it abandoned the work site and therefore Cotinavec’s claim for US$19.1 million was declared groundless. Likewise, Cumbra’s right to claim project losses estimated at S/14.4 million was recognized by the tribunal. Technical documentation is currently being prepared to initiate a new arbitration to claim payment for these losses.

Cumbra Peru S.A. v. STRACON (AMCHAM Case N° 006-2021)

In February 2021, Cumbra Peru was notified of the request for arbitration filed by STRACON, in which they claim payment of S/7.0 million, equivalent to 87.59% of the total tax contingencies payable under the share purchase agreement signed in 2015, plus interest. The arbitration concluded, and Cumbra Peru was ordered to pay approximately S/5.0 million. STRACON has initiated the enforcement of an arbitral award and the Judiciary has ordered Cumbra Peru to pay. On November 20, 2023, Cumbra Peru challenged the enforcement of the award.

Consorcio Ermitaño. v. SEDAPAL (CCL Case N° 679-2019-CCL)

Sedapal requested the tribunal to declare as invalid, the termination of Contract N° 069-2016-SEDAPAL by Consorcio Ermitaño (to which Cumbra Perú S.A. is a part of). On the other hand, the Consortium requests that the validity of the termination of the contract be ratified and the application of penalties imposed be left without effect, being that such amount is of S/25.5 million. In November 2022, the Consortium was notified with the award that declared valid the termination of the contract declared by the consortium, waived a penalty for delay in the correction of observations in the Project Acceptance amounting to S/19.8 million and declared in force other penalties amounting to S/6.6 million. Sedapal has filed a lawsuit for annulment of the arbitration award, which is currently being processed.

Consorcio Vial Quinua. v. PROVIAS (Ad Hoc Case N° I247-2019)

PROVIAS requested the tribunal to determine the responsibility of the Consorcio Vial Quinua (to which Cumbra Peru is a part) for the alleged existence of construction deficiencies or hidden defects in the execution of the Quinua - San Francisco highway, and order the payment of S/6.0 million. In April 2024 the hearing for the illustration of facts was held. An expert hearing was scheduled for May 2024.

Consorcio Ítalo Peruano v. Instituto Nacional de Enfermedades Neoplásicas (INEN) (Case N° S-061-2020/SNA-OSCE)

The consortium submitted an arbitration claim requesting the tribunal to rule the consortium fulfilled with the cure of all observations made by INEN, and therefore, any application of penalties by INEN for such observations are groundless. In a worst-case scenario, if the tribunal considers that penalties are merited, these penalties may sum up to S/2.9 million. Notwithstanding this, it is important to remark that in 2023, in other arbitrations involving INEN, tribunals rendered four arbitration awards favorable to the consortium for an amount of S/4.6 million for concepts related to contractual term extensions. Therefore, if the tribunal considers that merited penalties sum up to S/2.9 million, the consortium may still have a favorable net result (after deducting the penalties from the four favorable awards granted to the consortium).

Cumbra Peru v. Empresa de Generación Eléctrica – EGEMSA (PUCP Case N° 829-233-15)

In this arbitration initiated by Cumbra Peru against EGEMSA for the reception of the electromechanical work, Cumbra Peru requests the tribunal to rule the observations as invalid, and therefore, the construction works as correctly executed, delivered by Cumbra Peru and received by EGEMSA. In case the tribunal established that there are valid observations made by EGEMSA, Cumbra Peru has estimated the cost of remedying these observations at US$3.1 million. The tribunal rendered an arbitration award, however, due to gross errors in its motivation, both parties requested the annulment of the award. The award was indeed annulled for the reasons aforementioned and a conformation of a new tribunal has to be decided by the Arbitration Center of Universidad Católica del Perú.

Cumbra Perú S.A. v. Empresa de Generación Eléctrica – EGEMSA (File N° 417-2018)

Cumbra initiated an arbitration against EGEMSA in order to obtain $13,139,441 under Contract No. 09-2009. The Arbitral Tribunal declared Cumbra’s claim founded. Nevertheless, EGEMSA requested the annulment of the award. The Judiciary declared EGEMSA’s request founded, ordering the Arbitral Tribunal to issue a new award. The Arbitral Tribunal issued a new award and again declared Cumbra’s claim founded. However, EGEMSA initiated a new judicial process requesting the annulment of the award. The Judiciary again declared the annulment of the award. On November 30, 2023, the appeal filed by Cumbra against the judgment declaring the favourable arbitration award null and void was declared inadmissible.

Cumbra Perú S.A v. Autoridad de Transporte Urbano – ATU (PUCP Case N° 2771-143-20)

ATU requested the tribunal to determine the responsibility of companies of the former Consorcio Tren Eléctrico (to which Cumbra Perú S.A. was a part of) for the alleged existence of construction deficiencies or hidden defects in the execution of the relocation of primary sewer pipes in the district of San Juan de Lurigancho and order the payment of S/181.9 million

Cumbra Perú S.A v. Marcobre (CCL Case N° 0076-2024-CCL)

Cumbra Peru requests to the tribunal to rule the breach of Contract for the Technical Assistance - Terminals (“Contract”) by Marcobre in regard of its obligation to pay in favor of Cumbra Peru US$3.1 million plus taxes and interests. On the other hand, Marcobre submitted a counterclaim in which it requests the payment of approximately US$13.0 million by Cumbra Peru due to alleged breach of the Contract related to the submission of all bonds under the Contract and the obligation to remedy defects in the construction works. Additionally, Marcobre requests the tribunal to include in this arbitration process the controversies related to the other contract executed by the parties (Oxide Plant and Vats Installation Contract).

Red Vial 5 S.A.

There are 18 judicial processes derived from a traffic accident in the Norvial Concession, through which the debtors impute civil liability to Norvial for the alleged damages suffered due to the death of their relatives in an accident that occurred on 01.02.18 in the Serpentín de Pasamayo on the sole basis of a police technical report in which Norvial was classified as an alleged contributory agent in the accident. Norvial maintains that it is not responsible because it has not breached any of its contractual or legal obligations as a concessionaire. The total amount of the claims is approximately US$20.0 million.

Labor Matters

Aenza and its subsidiaries have labor disputes with former employees in the ordinary course of business, with an aggregate contingency (probable loss) of S/5.7 million as of December 31, 2023, which has been estimated considering both the labor disputes of Aenza and its subsidiaries.

In addition, at the end of March of 2024, the Company received a labor claim of S/ 28 million by an association of former employees of Unna Transporte S.A.C., which demand to be recognized as workers of the concessionaires to which Unna Transporte rendered subcontracting activities (Red Vial 5, Carretera Andina del Sur).

Dividends and Dividend Policy

Dividend Policy

Pursuant to Articles 230 and following provisions of the General Corporations Law, the General Shareholders’ Meeting of AENZA may agree on the distribution of dividends out of the profits obtained or unrestricted reserves, once the audited annual financial statements have been approved, and considering the proposal made by the Board of Directors of the Company.

The conditions and opportunity for payment of dividends shall be defined by the General Shareholders’ Meeting or by the Board of Directors in case of delegation, taking into account the liquidity situation of the Company and its financial stability.

The General Shareholders’ Meeting may resolve to distribute dividends in addition to those approved by the Annual Shareholders’ Meeting and may delegate to the Board of Directors the power to decide on the distribution of interim dividends. In any case, the resolution for the distribution of dividends must necessarily observe the restrictions and commitments contained in the financing agreements entered into by the Company, and especially in the Final Agreement on Settlement and Cooperation, pursuant to which (i) dividends may not be distributed until at least 40% of the civil reparation has been paid, and (ii) once the 40% threshold has been exceeded, for each Sol or U.S. dollar destined to the payment of dividends, the Company must amortize in the same amount the payment of the civil reparation.

Payment of Dividends

Dividends are paid to holders of our common shares as of a record date determined by us. In order to allow for the settlement of securities, under the rules of the Peruvian Securities Commission (Superintendencia del Mercado de Valores), investors who purchase shares of a publicly held company three business days prior to a dividend payment date do not have the right to receive such dividend payment. Dividends on issued and outstanding common shares are distributed pro rata.

Certain of our debt or other contractual obligations may restrict our ability to pay dividends. For example, we will not be able to make any dividend payments until all outstanding amounts under the Financial Stability Framework Agreement are repaid. In addition, the indentures of the senior secured notes issued by Línea 1 and the corporate bonds issued by Norvial contain certain customary covenants, including restrictions on our and our subsidiaries’ ability to pay dividends if we are in default under the agreement. Further, the corporate bonds of Cumbra Peru impose a limitation on Cumbra Peru’s ability to distribute dividends to us. Our rights over our dividends in Unna Energía, Red Vial 5 S.A. and Línea 1, have been assigned and transferred to a trust as collateral securing a bridge loan facility. The release of such dividends in our favor is conditioned on the fulfilment of certain covenants included in the trust agreement, including, among others, payment of debt service. “See Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Holders of common shares are not entitled to interest on accrued dividends. In addition, under Article 232 of the Peruvian Corporate Law, the right to collect accrued dividends declared by a publicly held company expires ten years from the original dividend payment date.

Previous Dividend Payments

No dividends were declared or paid from 2022-2023 for our common shares and none in 2024 is expected.

B. Significant Changes.

Except as disclosed in “Item 5. Operating and Financial Review and Prospects— Key Developments” and Note 36 to our audited annual consolidated financial statements included in this annual report, we have not experienced any significant changes since the date of our audited annual consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares are registered in the Public Registry of Securities held with the Peruvian Securities Commission and are listed on the Lima Stock Exchange under the symbol “AENZAC1.” On April 30, 2024, the closing price on the Lima Stock Exchange was S/0.70 per common share. As of April 30, 2024, 16 record holders of our common shares were located in the United States, according to CAVALI.

On October 31, 2023, the Board of Directors approved the intention to initiate the delisting process of shares represented by ADS from the NYSE, the deregistration process of AENZA from the SEC and the termination of our ADS program. On November 16, 2023, AENZA notified the NYSE of its intention to voluntarily delist the ADSs from the NYSE. AENZA also notified the Depositary under our ADS program of the termination of the ADS program. On November 27, 2023, we filed a Form 25 with respect to the delisting of our ADSs from the NYSE. The delisting became effective on December 7, 2023, and the termination of the ADS program was effective on February 26, 2024.

B. Plan of Distribution

Not applicable.

C. Markets

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of December 31, 2023, there were 257 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange. On November 19, 2003, the members of the Lima Stock Exchange approved to convert its corporate status to a publicly held corporation. In 2021, Lima Stock Exchange Group - Holding Company - was created. As of December 31, 2023, the Lima Stock Exchange Group had a share capital of S/132,893,960, divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares. As of December 31, 2022, the Lima Stock Exchange Group had a share capital of S/162,092,340, divided into 173,659,481 class “A” shares and 8,432,859 class “B” shares. Class “A” shares are entitled to one vote per share while class “B” shares do not have voting rights.

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

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	2019	2020	2021	2022	2023
Market capitalization (in millions of Soles)(1)	537,389	599,918	593,664	541,275	659,899.8
Volume (in millions of Soles)	18,154	20,942	22,677	14,179	8,453
Average daily trading volume (in millions of Soles)	72	82	90	57	33

(1)	End-of-period figures for trading on the Lima Stock Exchange.

The stock market capitalization of companies listed on the Lima Stock Exchange was US$177.7 billion at the end of 2023, compared to US$165.5 billion, US$148.5 billion, and US$ 141.7 billionat the end of 2020, 2021, and 2022, respectively.

Total market volume in 2023 was US$2.2 billion, reflecting a 39.4% decrease compared with 2022. Equity market volume, which represented 74.0% of total market volume, ended the 2023 year at US$1.7 billion, 38.1% lower than the previous year. The repo market, which represented 7.1% of total market volume, reported volume of US$160.52 million in 2023, reflecting a decrease of 7.0%.

The total number of operations in the market in 2023 decreased by 9.0%, closing the year at 118,071 operations. The number of operations in the equity market in 2022 decreased by 20.0% to 129,690 operations.

In 2023, the S&P/BVL Peru General Index (Índice S&P/BVL Peru General) reached 25,960.01 points, increasing 21.70% compared to 2022. In 2022, it reached 21,330.33 points, increasing 1.04% compared to 2021, and in 2021, it reached 21,111.73 points, increasing 1.39% compared to 2020.

Regulation of the Peruvian Securities Market

The regulatory framework for the Peruvian securities market is established in the Securities Market Law approved by Legislative Decree No. 861, as amended (Ley del Mercado de Valores), and the resolutions issued from time to time by the Peruvian Securities Commission. The purpose of the Securities Market Law is to promote the ordered development and transparency of the Peruvian securities markets and provide adequate protection for investors and the principles under which the Peruvian securities market is intended to operate. The Securities Market Law contains the general rules for: (i) primary and secondary public offerings of securities; (ii) public offering of securities for acquisitions and sales; (iii) local and international offerings, including simultaneous offerings; (iv) the Public Registry of Securities; (v) reporting obligations of material information (hechos de importancia) by the issuers of securities recorded in the Public Registry of Securities and by the entities that are subject to the regulation and supervision of the Peruvian Securities Commission; (vi) the enforcement of insider trading; (vii) privileged information and confidentiality regulations and prohibitions against price manipulation; (viii) the broker-dealers; (ix) the Lima Stock Exchange; (x) CAVALI (the settlement and registry entity for transactions executed on the Lima Stock Exchange); (xi) other entities that are required to be registered at the Peruvian securities market Public Registry of Securities; (xii) capital market instruments and operations, including securitizations; and (xiii) mutual funds and investments funds publicly placed and their respective management companies.

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

In order to comply with the foregoing disclosure obligations, issuers must disclose information to the Peruvian Securities Commission and, if the securities are listed, with the Lima Stock Exchange as soon as practicable but not later than the day on which the event took place, or the issuer became aware of such information.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth in Exhibit 1.01, “By-Laws of the Registrant, as currently in effect” is incorporated herein by reference.

C. Material Contracts

CS Peru Infrastructure Loan

On July 31, 2019, the company entered into a medium-term loan credit agreement for US$35 million (equivalent to S/112.9 million) with CS Peru Infrastructure Holdings LLC, the proceeds of which were used as working capital for the company and its subsidiaries, Cumbra Peru and Adexus. The term of the loan was three years, with quarterly installments of principal beginning on the 18th month. On February 28, 2020, the company and the initial lender signed an amendment, waiver and consent in respect of this event of default, in consideration for a prepayment by the company of US$10 million, together with accrued interest and a make-whole premium. After this payment, the principal amount outstanding under the term loan was US$22 million. In August 2021, the total amount outstanding was paid in full.

For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” This agreement and the amendment thereto have been incorporated by reference as Exhibit 10.01 to this annual report.

Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru, Construyendo País S.A., Vial y Vives - DSD and Concesionaria Vía Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial institutions: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., Banco BBVA Perú S.A., Banco de Crédito del Perú S.A., Citibank del Perú S.A. and Citibank N.A. The objectives of the Financial Stability Framework Agreement were: to guarantee Cumbra Peru a syndicated revolving line of credit for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; to guarantee lines of credit for the issuance of performance bonds and to commit to maintain the existing letters of credit issued to Cumbra Peru’s requirements.

At December 31, 2023, the Company was in compliance with the obligations and covenants established in the Financial Stability Framework Agreement.

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

On July 22, 2014, GSP signed a Concession Agreement with the Peruvian government to build, operate, and maintain a natural gas pipeline to meet the demand of cities in the south of Peru. Additionally, GSP signed an engineering, procurement, and construction agreement with CCDS. A summary of the provisions of this Concession Agreement has been incorporated by reference as Exhibit 10.03 to this annual report.

The Company made an investment of US$ 242.5 million (S/ 811 million) and assumed 21.49% of the performance bond established in the concession agreement for US$ 262.5 million and 21.49% of the guarantee for a bridge loan of US$ 600 million. On January 24, 2017, the MEM announced the early termination of the Concession Agreement under Clause 6.7 thereof, for not having provided evidence of the financial closing within the contractual term resulting in the immediate enforcement of the performance bond.

 The situation described in the previous paragraph caused Management to recognize the impairment of its total investment (US$ 242.5 million) between 2016 and 2019, and required the register of the account receivable resulting from the execution of the counter-guarantees granted by AENZA in favor of the issuer of the guarantee of the concession contract for US$ 52.5 million and in favor of the syndicate of banks that granted the bridge loan to GSP for US$ 129 million. According to the Concession Agreement, the guarantees were paid on behalf of GSP, therefore, AENZA recognized the right to collect from GSP in the amount of US$ 181.5 million, which were recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS in the amount of US$ 73.5 million and lost profits for US$ 10 million, which correspond to receivables from GSP.

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

The company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the VCN are not within the scope under Law 30737 that ensures the immediate payment of civil compensation in favor of the Peruvian state in cases of corruption and related crimes, since this payment does not include any profit margin and/or does not correspond to the sale of assets related to the project, but to a reimbursement for the investment made by the concessionaire.

As of December 4, 2017, GSP entered into a bankruptcy proceeding before INDECOPI. GSP has claims recognized by INDECOPI of US$0.4 million and US$169.3 million, the latter held in trust in favor of GSP’s creditors. It also has indirectly recognized claims for US$11.8 million. On the other hand, the claim of Cumbra Peru is indirectly recognized in INDECOPI through Consorcio Constructor Ductos del Sur in an amount of US$88.7 million. As of the date of this report, GSP is in the process of liquidation and AENZA is chairing the creditor committee.

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

On September 12, 2023, INDECOPI notified GSP of Resolution No. 4069-2023/CCO-INDECOPI which resolved to declare null and void the committee’s resolution approving the Liquidation Agreement because the Liquidation Agreement does not foresee the modality and conditions of realization of the GSP’s assets other than the VCN (direct sale, auction, dation, etc.).

On November 21, 2023, the meeting of creditors was held with the purpose of correcting the defect declared in the aforementioned resolution, through the approval of a new liquidation agreement. However, this proposal only reached 59% of favorable votes and therefore did not reach the qualified majority (66.67% of favorable votes) required by law. Likewise, on the same day, the chairman of the committee, as well as other creditors requested INDECOPI to declare the liquidation of GSP.

In view of the above, on December 28, 2023, INDECOPI ordered the ex officio liquidation of GSP and that its Technical Secretariat of the Commission, dated on January 12, 2024, convene a meeting of creditors for January 29, 2024, in order to appoint a liquidator for the process and approve a new liquidation agreement. The Meeting is formed with the Creditors in attendance and approve the corresponding proposals by simple majority. Therefore, on the referred day, with 59% of the votes in attendance, the appointment of Alva Legal Asesoria Empresarial S.A.C. as GSP’s liquidator and the proposed Liquidation Agreement were approved. The liquidation process of GSP continues its course, as well as the necessary actions for the recovery of VCN.

As of December 31, 2023, the net value of the account receivable from GSP is US$ 142.4 million, equivalent to S/ 527.7 million (US$ 142.4 million equivalent to S/ 542.4 million at December 31, 2022), which comprises the recognition in the following entities of the Company: (i) AENZA holds US$ 63.9 million (equivalent to S/ 236.6 million) discounted to present value net of impairment and the effect of the exchange difference (US$ 63.9 million equivalent to S/ 243.2 million at December 31, 2022) and; (ii) Cumbra Peru holds US$ 78.5 million (equivalent to S/ 291.1 million) discounted to present value, net of the effect of the exchange difference (US$ 78.5 million equivalent to S/ 299.2 million at December 31, 2022).

The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 4.92%. These estimates generated during 2022 a present value effect of S/ 72.2 million, which has been recognized in the consolidated statement of profit or loss under the caption “Interest for present value of financial asset or liabilities”.

Convertible Bonds

On August 13, 2021, AENZA issued Convertible Bonds in a total principal amount of US$89.9 million. The Convertible Bonds matured in February 2024, beared interest at a rate of 8%, and were payable quarterly. The Convertible Bonds were convertible into shares as of the sixth month from the date of issuance. In accordance with the terms and conditions of the Convertible Bonds, holders of Convertible Bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022 we issued 37,801,073 new common shares. Additionally, holders of Convertible Bonds in a principal amount equivalent to US$78.9 million exercised their conversion rights and, on March 31, 2022, we issued an additional 287,261,051 new common shares. After these conversions, the Convertible Bonds were fully cancelled.

Bridge Loan

On March 17, 2022, the Company entered into a bridge loan agreement for up to US$ 120 million (S/ 445.6 million), with a group of financial institutions comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing is expected to be repaid over a period of 18 months, in quarterly interest installments and is secured, subject to the fulfillment of certain conditions precedent, by a flow trust (first lien), a pledge over the shares in Unna Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On October 5, 2023 and December 27, 2023 payments of US$ 8 million (equivalent to S/ 29.1 million) and US$ 12 million (equivalent to S/ 43.6 million), respectively, were made under the bridge loan agreement. In addition, on December 27, 2023, the term extension of the bridge loan agreement was signed for up to US$ 100 million for a period of twelve months payable in quarterly interest installments. This agreement has been incorporated by reference as Exhibit 10.02 to this annual report.

As of December 31, 2023, the loan amounts to S/ 379.9 million (as of December 31, 2022, it amounted to S/ 463.8 million), comprising principal of S/ 371.3 million, plus interest and net deferred charges of S/ 8.6 million (as of December 31, 2022, S/ 458.4 million and S/ 5.4 million, respectively).

As of December 31, 2023, the Company has complied with the covenants established in the loan agreement.

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

E. Taxation

Peruvian Tax Considerations

The following is a general summary of material Peruvian tax matters under Peruvian law, as in effect on the date of this annual report and describes the principal tax consequences of ownership of common shares by non-resident individuals or entities (“Non-Peruvian Holders”). Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to holders of common shares and could alter or modify the conclusions set forth herein. This summary is not intended to be a comprehensive description of all of the tax considerations that may be relevant to a decision to make an investment in the common shares. In addition, it does not describe any tax consequences arising under the laws of any taxing jurisdiction other than Peru or applicable to an individual or entity resident of Peru or to a person with a permanent establishment in Peru.

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

Cash Dividends and Other Distributions

Cash dividends paid to Non-Peruvian Holders with respect to common shares have been subject to Peruvian withholding income tax at a rate of 5% since 2017. As a general rule, the distribution of additional common shares representing profits, the distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to common shares, which are carried out as part of a pro rata distribution to all shareholders, will not be subject to Peruvian income tax or withholding taxes.

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

Peruvian income tax law provides that income derived from the disposal of securities issued by Peruvian entities is considered Peruvian source income and is therefore subject to income tax. Under Peruvian income tax law the taxable income resulting from the disposal of securities is equal to the difference between the sale price of the securities (which may not be less than their fair market value) and their tax basis.

Capital gains resulting from the disposal of common shares will be subject to an income tax rate of either 5% or 30%, depending on where the transaction takes place. If the transaction is consummated in Peru, any capital gain will be subject to an income tax rate of 5%; and if the transaction is performed outside of Peru, any capital gain will be subject to a 30% income tax rate. Peruvian income tax law regulations have stated with respect to the transfer of common shares, that transactions are deemed to be consummated in Peru if the common shares are transferred through the Lima Stock Exchange.

Any Non-Peruvian Holder who acquires common shares will have the following tax basis: (i) for common shares purchased by the transferor, the acquisition price paid for the shares; (ii) for common shares received by the transferor as a result of a share capital increase because of a capitalization of net profits, the par value of such common shares; (iii) for other common shares received free of any payment, tax basis will be: (x) zero or the cost borne by the transferor, in the case of individuals and (y) the fair market value at the time of the acquisition, in the case of entities; and (iv) for common shares of the same type acquired at different opportunities and at different values, the tax basis will be the weighted average cost. In cases where common shares are sold by Non-Peruvian Holders outside the Lima Stock Exchange, the tax basis must be certified by the Peruvian tax administration prior to the time payment is made to the transferor; otherwise, it would not be possible to deduct the tax basis and the 30% Peruvian income tax would apply to the total sale price. Under Peruvian income tax law, tax basis certification is granted by the Peruvian tax authorities within 30 business days after the filing of the corresponding application. If the Peruvian tax authorities do not respond within the abovementioned period, the tax basis certification so requested will be deemed automatically approved.

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

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of common shares. No stamp, transfer or similar tax applies to any transfer of common shares, except for commissions payable by seller and buyer to the Lima Stock Exchange, fees payable to the Peruvian Securities Commission, brokers’ fees (about 0.05% to 0.50% of value sold by legal entities) and value added tax (at the rate of 18%) on commissions and fees. Any investor who sells its common shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the common shares.

United States Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences to a U.S. Holder (as defined below) of the ownership and disposition of our common shares. This summary deals only with common shares held as capital assets for U.S. federal income tax purposes (generally, property held for investment). As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you in light of your particular circumstances and does not address the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

●	a dealer in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person holding our common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a trader in securities that has elected the mark-to-market method of accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a person required to accelerate the recognition of any item of gross income with respect to our common shares as a result of such income being recognized on an applicable financial statement;

●	a partnership or other pass-through entity for U.S. federal income tax purposes; or

●	a person whose “functional currency” is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. There is currently no income tax treaty between the United States and Peru that would provide for U.S. federal income tax consequences different than the consequences under the foregoing authorities.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common shares, you should consult your tax advisors.

This summary does not address the effects of the U.S. federal Medicare tax on net investment income or other U.S. federal tax consequences (such as U.S. federal estate or gift tax consequences), and does not address the effects of any state, local or non-U.S. tax laws. If you are considering the purchase of our common shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Except as specifically noted below under “—Passive Foreign Investment Company,” the following discussion assumes we will not be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes.

Taxation of Dividends

The gross amount of distributions, other than certain pro rata distributions of common shares, on the common shares (including amounts withheld to reflect Peruvian withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

To the extent that the amount of any distribution (including amounts withheld to reflect Peruvian withholding taxes) exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common shares (but not below zero), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend. Such dividends (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations, dividends received by non-corporate U.S. investors from certain foreign corporations may be treated as “qualified dividend income” that is subject to reduced rates of taxation. We do not believe that any dividends that we may pay currently meet the conditions for these reduced rates.

The amount of any dividend paid in Soles will equal the U.S. dollar value of the Soles received, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, regardless of whether the Soles are converted into U.S. dollars at that time. If the Soles received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Soles received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the Soles equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Soles will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), Peruvian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common shares will be treated as foreign source income and will generally constitute passive category income. However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a U.S. foreign tax credit, you may be able to deduct Peruvian withholding taxes on dividends, subject to generally applicable limitations under U.S. law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of a foreign tax credit or a deduction under your particular circumstances.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or other taxable disposition of common shares in an amount equal to the difference between the amount realized for the common shares and your tax basis in the common shares, in each case as determined in U.S. dollars. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you on the sale or other taxable disposition of common shares will generally be treated as U.S. source gain or loss for foreign tax credit purposes. Consequently, in the case of gain from the sale or other taxable disposition of common shares that is subject to Peruvian income tax, you may not be able to benefit from a foreign tax credit for that Peruvian income tax (i.e., because the gain from the disposition would be U.S. source), unless you can apply the credit (subject to applicable limitations) against U.S. federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Peruvian income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Peruvian income tax may reduce the amount realized on the sale or other taxable disposition of the common shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If a Peruvian income tax is imposed on the sale or other taxable disposition of the common shares and you apply such temporary relief, such Peruvian income tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if Peruvian income tax is imposed on a disposition of common shares, including the effect of the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of a foreign tax credit or a deduction under your particular circumstances.

Passive Foreign Investment Company.

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

If we are a PFIC for any taxable year during which you hold our common shares, you could be subject to additional U.S. federal income taxes on gain recognized with respect to our common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our common shares, we would generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the common shares, even if we ceased to meet the threshold requirements for PFIC status during such years. However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your common shares had been sold on the last day of the last taxable year during which we were a PFIC.

You will generally be required to file IRS Form 8621 if you hold our common shares in any year in which we are classified as a PFIC. If we were to be classified as a PFIC, certain elections may be available that would result in alternative treatments (such as mark-to-market or qualified electing fund treatment) of the common shares. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. U.S. Holders should note, however, that we do not intend to comply with such reporting requirements necessary to permit U.S. Holders to elect to treat the Company as a qualified electing fund. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our common shares if we are considered a PFIC in any taxable year, including the potential availability and effect of any elections which would provide for alternative treatment.

Information with respect to Foreign Financial Assets

U.S. Holders that are individuals (and, to the extent provided in regulations, certain entities) that own “specified foreign assets,” including possibly the common shares, with an aggregate value in excess of $50,000 at the end of the taxable year or $75,000 at any time during the taxable year are generally required to file IRS Form 8938 with information regarding such assets. Depending on the circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stock and securities issued by a non-U.S. person, (ii) financial instruments and contracts held for investment that have a non-U.S. issuer or counterparty, and (iii) interests in non-U.S. entities. If a U.S. Holder is subject to this information reporting regime, the failure to timely file IRS Form 8938 may subject the U.S. Holder to penalties. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition and ownership of the common shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares and the proceeds from the sale or other disposition of our common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding, or if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner. Information reporting requirements may apply regardless of whether withholding is required. U.S. Holders should consult their own tax advisors about any additional reporting requirements that may arise as a result of their purchasing, holding or disposing of common shares. Significant penalties can apply if a U.S. Holder is required to disclose its common shares and fails to do so.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our common shares. You should consult your own tax advisors concerning the overall tax consequences to you, including the consequences under laws other than U.S. federal income tax laws, of an investment in our common shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Act or the Exchange Act. Accordingly, we are required to submit reports and other information to the SEC, including annual reports on Form 20-F and reports on Form 6-K. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access these materials.

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

Exchange Rate Risk

We are exposed to market risk associated with changes in foreign currency exchange rates. Our revenues and costs, and our assets and liabilities, are denominated in Soles, U.S. dollars, Chilean pesos and, to a lesser extent, other currencies. In 2023, 27.0%, 54.4% and 18.6% of our revenues were denominated in Soles, U.S. dollars and other currencies (principally Chilean pesos), respectively, while 45.3%, 31.3% and 23.5% of our cost of sales during the year were denominated in Soles, U.S. dollars and other currencies. In addition, as of December 31, 2023, 50.6%, 48.3% and 1.1% of our total debt was denominated in Soles, U.S. dollars and other currencies, respectively. If, at December 31, 2023, the Sol had strengthened/weakened by 2% against the U.S. dollar, with all other variables remaining constant, or pre-tax profit for the year would have increased/decreased by US$1.9 million (US$1.2 million in 2022 and S/0.1 million in 2021).

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

Bridge Loan. On March 17, 2022, the Company entered into a bridge loan agreement for up to US$ 120 million (S/ 445.6 million), with a group of financial institutions comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing is expected to be repaid over a period of 18 months, in quarterly interest installments and is secured, subject to the fulfillment of certain conditions precedent, by a flow trust (first lien), a pledge over the shares in Unna Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On October 5, 2023, and December 27, 2023, payments of US$ 8 million (equivalent to S/ 29.1 million) and US$ 12 million (equivalent to S/ 43.6 million), respectively, were made under the bridge loan agreement. In addition, on December 27, 2023, the term extension of the bridge loan agreement was signed for up to US$ 100 million for a period of twelve months payable in quarterly interest installments.

As of December 31, 2023, the loan amounts to S/ 379.9 million (as of December 31, 2022, it amounted to S/ 463.8 million), comprising principal of S/ 371.3 million, plus interest and net deferred charges of S/ 8.6 million (as of December 31, 2022, S/ 458.4 million and S/ 5.4 million, respectively).

Commodity Price Risk

We are exposed to market risk associated with changes in commodity prices, primarily for oil, steel and cement, which in aggregate represented a majority of our total input cost in 2023. We do not have long-term contracts for the supply of these key inputs. Based upon our consumption of these inputs during 2023, a 10% increase/decrease in the prices of each of oil, steel and cement would have increased/decreased our costs of sales by S/3.5 million, S/0.6 million and S/1.9 million, respectively. However, based on our production of oil during 2023, a 10% increase/decrease in the price of oil would have increased or decreased our revenues by S/44.5 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

On October 31, 2023, the Board of Directors approved the intention to initiate the delisting process of shares represented by ADS from the NYSE, the deregistration process of AENZA from the SEC and the termination of our ADS program. On November 16, 2023, AENZA notified the NYSE of its intention to voluntarily delist the ADSs from the NYSE. AENZA also notified the Depositary under our ADS program of the termination of the ADS program. On November 27, 2023, we filed a Form 25 with respect to the delisting of our ADSs from the NYSE. The delisting became effective on December 7, 2023, and the termination of the ADS program was effective on February 26, 2024.

Part II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru, Construyendo País S.A., Vial y Vives - DSD and Concesionaria Vía Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial institutions: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., Banco BBVA Perú S.A., Banco de Crédito del Perú S.A., Citibank del Perú S.A. and Citibank N.A. The objectives of the Financial Stability Framework Agreement were: to guarantee Cumbra Peru a syndicated revolving line of credit for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; to guarantee lines of credit for the issuance of performance bonds and to commit to maintain the existing letters of credit issued to Cumbra Peru’s requirements.

At December 31, 2023, the Company was in compliance with the obligations and covenants established in the Financial Stability Framework Agreement.

On March 29, 2022, S/28.2 million and US$0.3 million corresponding to the total balance of the direct debt of the Financial Stability Framework Agreement (US$ 7.4 million, equivalent to S/29.5 million, as of December 31, 2021) were paid, and the line of credit for the issuance of letters of guarantee remains in place.

Santander Loan

The maturity of a short-term loan from Banco Santander to our subsidiary Cumbra Peru was extended until September 30, 2022. As of the date of this annual report, Cumbra Peru has deposited the full principal amount under the Santander Loan Agreement in the Santander Payment Account of the Guarantee and Management Trust Agreement dated March 28, 2022.

For more information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

In December 2018, our company issued and sold a total of 69,380,402 common shares to certain of our company’s existing shareholders that exercised preemptive rights in accordance with Peruvian law and pursuant to a private placement. On April 2, 2019, our company issued and sold 142,483,633 common shares pursuant to the private placement, of which: (i) 55,291,877 shares were paid in full and (ii) 87,191,786 shares were paid 50% on such date with 50% paid on June 1, 2019. In total, our company issued and sold 211,864,065 common shares (US$ 130 million) with the proceeds used to reduce debt, to pay our vendors and for working capital for one of our company’s subsidiaries.

On August 13, 2021, AENZA issued Convertible Bonds in a total principal amount of US$89.9 million. The Convertible Bonds matured in February 2024, beared interest at a rate of 8%, and were payable quarterly. The Convertible Bonds were convertible into shares as of the sixth month from the date of issuance. In accordance with the terms and conditions of the Convertible Bonds, holders of Convertible Bonds in a principal amount equivalent to US$11 million exercised their conversion rights and on February 28, 2022 we issued 37,801,073 new common shares. Additionally, holders of Convertible Bonds in a principal amount equivalent to US$78.9 million exercised their conversion rights and, on March 31, 2022, we issued an additional 287,261,051 new common shares. After these conversions, the Convertible Bonds were fully cancelled.

On December 27, 2023, the Company issued 174,984,912 new common shares, at a price per share of S/ 0.4971 (US$ 22.5 million), increasing the Company’s capital stock from S/ 1,196,979,979 to S/ 1,371,964,891. The total shares were fully subscribed and paid in two pre-emptive subscription rounds and in the Private Offering. US$ 20 million of the capital increase proceeds were used to repay the bridge loan. On February 15, 2024, the 174,984,912 common shares resulting from the capital increase were delivered to their holders.

ITEM 15. CONTROLS AND PROCEDURES

CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Management, with the participation of our company’s Chief Executive Officer and Vice President of Corporate Control and Financial Planning, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Vice President of Corporate Control and Financial Planning, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Vice President of Corporate Control and Financial Planning concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective due to the existence of the material weaknesses in internal control over financial reporting described below.

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

Management, with the participation of the Chief Executive Officer and Vice President of Corporate Control and Financial Planning under the oversight of the Audit Committee of the Board of Directors evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, using the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2023, because of the following material weaknesses:

●	Our information technology general controls (ITGCs) related to our information technology (IT) systems were ineffective. Therefore, our automated process-level controls and manual controls dependent upon the accuracy and completeness of information derived from those IT systems were also ineffective because they could have been adversely impacted.

Management concluded that the material weaknesses were primarily due to:

●	With regards to our control environment, our resources did not have the necessary expertise and accountability for the design, implementation, operation, and documentation of certain internal controls over IT systems including ITGCs and automated process-level controls.

●	Our risk assessment process did not identify relevant risks of material misstatement related to ITGCs.

●	Our structures, reporting lines, authorities and responsibilities regarding ITGCs and their impact on process-level controls were not appropriately established. Thus, our information and communication process that identified and assessed the controls necessary to ensure the reliability of the information used in financial reporting and that communicated relevant information about roles and responsibilities for internal control over financial reporting, was not effective.

●	Our assessment of the operation of internal control over financial reporting, the continued appropriateness of control design and level of supporting documentation was not effective.

C. Report of the Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Emmerich, Córdova y Asociados S. Civil. de R.L., our independent registered public accounting firm, which audited and reported on the consolidated financial statements as of and for the year ended December 31, 2023 contained in this annual report on Form 20-F, has issued an adverse opinion on the effectiveness of our internal control over financial reporting. Emmerich, Córdova y Asociados S. Civil. de R.L.’s report appears on page F-2 of this annual report on Form 20-F.

D. Remediation Plan

The material weaknesses mentioned in Section B above, were previously identified in Management’s Annual Report on Internal Control Over Financial Reporting as of December 31, 2022. Management, with oversight of the Audit Committee of the Board of Directors, has continued implementing the action plans to remediate the material weaknesses.

Since July 2023, we have initiated an enhanced ITGC process through the deployment of a comprehensive approach targeting our ITGCs that mitigate risks. However, these ITGC enhancements are not a short-term effort, and our ITGCs have remained ineffective mainly due to incomplete evidence of the effectiveness of the control. Further improvements are expected during 2024.

In 2023, we started to undertake the following actions, however, these have not been completed and as such, we will continue to work on these actions in order to remediate the above noted material weaknesses:

●	Enhancing our control environment by having sufficiently trained staff, holding them accountable and having appropriate structures and reporting lines to enhance our information and communication processes.

●	Deploying the remediation plan in response of the ITGC deficiencies including: (i) restructuring the IT organization with the aim of assuring trained and accountable personnel; (ii) updating the IT control matrix to align with our current IT objectives (iii) enhancing control procedures to assure proper access controls and segregation of duties across our IT systems; (iv) defining specific job functions and designated individuals with sufficient accountability and proper skills to perform oversight and report to the proper levels; (v) updating the centralized portal, which is a section in our intranet where we set out action plans (e.g. guidelines/procedures related to SOX testing) performed to manage ITGC execution; and (vi) defining action plans by IT control owners which are reviewed by our Internal Audit.

●	Trainings on internal control and audit, risk management, ITGCs, and control objectives for information and related technologies framework (COBIT).

●	Update of the ITGC control matrix addressing risks to material misstatements, based on IT processes, IT action plan and flowcharts aligned with IT processes which are set out in a centralized portal (Intranet).

E. Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We are committed to a responsible, honest, transparent, and ethical conduct. Our management system enables us to communicate our corporate values and principles to all levels in the organization, it offers a confidential third party managed reporting mechanism (canal ético), and has a governance structure, independent from management, to investigate and remedy potential breaches of our code.

We have adopted a code of business conduct and it applies to our directors, officers, employees and any other party that represents AENZA in any activity. Our code of business conduct is available on our website www.aenza.com.pe.

If we make any substantive amendment to the code of business conduct or if we grant any waiver, including any implicit waiver, from a provision of the code of business conduct that applies to our chief executive officer, VP of Corporate Finance or Vice President of Financial Planning and Controls, we will disclose the nature of such amendment or waiver in our website or in our next Form 20-F to be filed with the SEC to the extent required under applicable rules. During the year ended December 31, 2023, no such amendment or waiver was granted.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our current independent registered public accounting firm, Emmerich, Córdova y Asociados S. Civil. de R.L., in connection with its audit of our annual consolidated financial statements for the fiscal years ended December 31, 2022 and December 31, 2023, which are included in this report.

	For the year ended December 31,
	2022	2023
	(in thousands of S/)
Audit fees	5,338	4,935
Audit-related fees	177	2,558
Tax fees	-
All other fees	-
Total fees	5,515	7,493

Audit fees in the table above are the aggregate fees billed and billable by our independent auditor in connection with the audit of, or audit procedures in connection with, our annual consolidated financial statements and review of our internal controls. As of the date of this annual report, all fees invoiced to us by our current independent registered public accounting firm, Emmerich, Córdova y Asociados S. Civil. de R.L., in connection with its respective services rendered to us have been paid or agreed for payment.

Our Audit Committee is responsible for the oversight of the independent auditors and has established pre-approval procedures for the engagement of our registered public accounting firm for audit and non-audit services. Services can only be contracted if they are approved by the Audit Committee, they comply with the restrictions provided under applicable rules and they do not jeopardize the independence of our auditors. All services provided by our current independent auditor for our fiscal year ended December 31, 2022 and December 31, 2023 were pre-approved by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our Audit and Compliance Committee is comprised by the directors Mr. Carlos Rojas Perla (chairman of the committee), Mr. Santiago Hernando Perez, Mr. Antonio Carlos Valente Da Silva and Mr. Juan Vicente Revilla Vergara.

We disclose that, with respect to the current membership of Mr. Juan Vicente Revilla Vergara on our Audit Committee, the company has relied on the exemption from the independence requirements provided by Rule 10A 3(b)(1)(iv)(D) of the Exchange Act, as amended. Pursuant to said rule, a member of the Committee who is an affiliate of the foreign private issuer or a representative of such an affiliate that has only observer status on, and is not a voting member or the chair of, the audit committee, and neither the member nor the affiliate is an executive officer of the foreign private issuer, may be exempted from the independence requirement. Mr. Juan Vicente Revilla Vergara meets the requirements of Rule 10A 3(b)(1)(iv)(D).

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

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

At AENZA, as part of our risk management portfolio, we promote the IT Security Risk Management Program to provide a framework to handle cybersecurity threats, incidents, and problems, and to facilitate coordination across different departments at AENZA and its operating businesses. This framework includes steps for assessing the severity of a cybersecurity threat, identification of the source of a cybersecurity threat, and implementation of cybersecurity countermeasures and mitigation strategies. Our IT Security Risk Management Program is regularly updated in order to be aligned with industry best practices established by internationally accepted security standards and the effectiveness of this program to mitigate the risks that AENZA is exposed to is periodically assessed by AENZA’s security team.

We have a Maturity Level Matrix that allows us to evaluate the cybersecurity levels achieved by the Company. This matrix is based on the Deloitte Cyber Strategy Framework, ISO 27001, SANS Critical Controls, and the NIST Cybersecurity Framework. As cyberattacks evolve and become more sophisticated, AENZA has strengthened its prevention and monitorization efforts. During the past few years, cybersecurity and information security actions have been reinforced with the aim to ensure an adequate protection of our information, and prevent information leaks, cyberattacks, and ransomware. The main actions taken in the past include:

-	Implementation of perimetrical security access beside a Web Application Firewall;

-	Implementation of a solution filter for Web Navigation;

-	Improve the way of acting on cybersecurity incidents by documenting the Incident Response Plan;

-	Sensibilities on information assets importance by tagging critical information;

-	Promote IT Security Culture by continuous training and attack simulations; and

-	Evaluation of Security best practices adoption aligned to ISO 27000 by Prisma Cloud (Palo Alto Networks).

Our process for identifying and evaluating cybersecurity risks is carried out in compliance with our Corporate Risk Manuals. In 2023, we focused our efforts on identifying critical information assets which allowed us to analyze and evaluate cybersecurity risks and threats associated to each of our management groups and to define solutions. We routinely review and adapt our IT Security Processes and Procedures through continuous improvement processes. An external team periodically performs security technical tests to detect and correct possible security vulnerabilities with specialized mechanisms such as ethical hacking. The outcome of such exercises is a fundamental part of a feedback process designed to improve our cybersecurity strategies.

Since 2021, we have adopted Microsoft Office 365 and Microsoft Azure user security management platform. Additionally, in April 2023, we entered into Cybersecurity Service Agreements with NeoSecure By SEK, a third-party provider with more than 20 years of experience in the field of cybersecurity, which provides a Security Operation Center (SOC). The scope of the NeoSecure’s services includes monitoring security platforms, attending security issues requirements, executing actions to prevent or fix security issues, and advising on security improvements. All the actions taken by NeoSecure are summarized in monthly reports that are sent to our security and infrastructure teams. This has allowed us to incorporate multiple layers of security that ensure a more efficient management of user identification in our infrastructure, minimizing the risk of unauthorized access and maximizing the security in our services. Additionally, starting in January 2024, all this information is delivered to the Executive Commission at the end of each quarter.

In addition, we continuously carry out training and awareness initiatives related to security and privacy. Some of the topics covered include protection of personal information, secure password management, device protection (laptops, smartphones, etc.), social engineering (phishing, smishing, vishing), malware and other technical attacks detection, detection of scams, and how to react if there is a security incident. We make available to all the employees a set of mandatory courses on the topics discussed above.

Based on the information we have as of the date of this annual report, we do not believe that cybersecurity threats have materially affected in the past three years, or are reasonably likely to materially affect, our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors—Our IT security measures may be breached or compromised, and we may sustain system outages.”

Governance

As part of our risk management governance model, at the end of each quarter, a summary of the IT-related incidents and issues, and of the status of our IT security projects, is reported to the Executive Commission which is led by the Corporate Vice-president and supported by the Chief Information Security Officer (CISO). Our CISO was Head of Cybersecurity of Ripley Peru from March 2021 to May 2022, and IT officer of Farmacias Peruanas from May 2022 to March 2024. She holds an engineering degree from the Universidad Alas Peruanas (Peru), and Master’s degrees on cybersecurity from Universidad ESAN (Peru), Latam Business School (Mexico) and EALDE Business School (Spain). Our Board of Directors relies on our CISO to be informed about the progress of each initiative related to IT security risk governance which allows our Board of Directors to adopt technological and cybersecurity strategies. For a description of the Executive Commission, see “Item 6. Directors, Senior Management and Employees-Directors and Senior Management-Executive Commission”.

Our Board of Directors has defined the limits of the cybersecurity risk appetite for AENZA. If, upon the evaluation of the CISO, a cybersecurity risk exceeds the limits manageable in the Company, such risk must be reported to the Board of Directors in accordance with the proceedings set forth in our Cybersecurity Incidents Response Plan. These proceedings depend on the severability of the risks as described below:

●	Critical and high severity: The Computer Security Incident Response Team (CSIRT) Leader (i.e., the CISO) reports the cybersecurity incident or event to AENZA’s Information Technology Manager, who at its time reports the incident to AENZA’s Corporate Vice President. The CISO will determine the need to hire an external CSIRT to assist to solve the incident.

●	Medium severity: The Security Operations Center (SOC) team addresses the cybersecurity incidents or events. If the incident cannot be solved by the SOC team, the SOC team must contact the CISO who will activate our Cybersecurity Incidents Response Plan.

●	Low severity: The Security Operations Center (SOC) team is responsible for the low severity cybersecurity incidents or events. The SOC team is also responsible for escalating cybersecurity incidents or events if needed.

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

Exhibit Number	Description
1.01****	By-Laws of the Registrant, as currently in effect
8.01	Subsidiaries of the Registrant
8.02	Moore Assurance S.A.S. Letter
10.01***	Credit Agreement, dated as of July 31, 2019, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.
10.01.1***	Amendment, Waiver and Consent, dated as of February 28, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.
10.01.2****	Waiver and Consent Agreement, dated December 23, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.
10.02*****	Credit Agreement, dated as of March 17, 2022, by and between Aenza, as borrower, and Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch, as lenders.
10.03*	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.
10.04*	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among Aenza, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.
10.04.1*	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinves t Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.
10.04.1.1*	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.
10.04.1.2*	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.
10.04.1.3*	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.
10.05*	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, Aenza, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.
10.06***	Description of Securities Registered Pursuant to Section 12 of the Exchange Act
12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.02	Certification of the Vice President of Corporate Control and Financial Planning pursuant to Section 302 of the Sarbanes-Oxley Act
13.01******	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
13.02******	Certification of the Vice President of Corporate Control and Financial Planning pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
101. INS	Inline XBRL Instance Document
101. SCH	Inline XBRL Taxonomy Extension Schema Document
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101. PRE	InlineXBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 15, 2018.

**	Incorporated herein by reference to the Registrant’s registration statement on Form F-6 filed with the SEC on December 10, 2018.

***	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on June 25, 2020.

****	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 17, 2021.

*****	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 16, 2022.

******	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

AENZA S.A.A.

By:	/s/ Andre Mastrobuono
Name:	Andre Mastrobuono
Title:	Chief Executive Officer

By:	/s/ Renzo Ricardo Temoche Romero
Name:	Renzo Ricardo Temoche Romero
Title:	Vice President of Corporate Control and Financial Planning

Date: May 13, 2024

Supplementary Data (Unaudited)

Oil and Gas Producing Activities

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 932, “Extractive Activities-Oil and Gas,” and regulations of the SEC, our company has included certain supplemental disclosures about its oil and gas exploration and production operations.

All information in the following supplemental disclosures related to Blocks I, III, IV and V.

A.	Reserve Quantity Information

UNNA Energía S.A.’s net proved reserves in the fields in which they operate and changes in those reserves for operations are disclosed below. The net proved reserves represent our company’s best estimate of proved oil and natural gas reserves. For 2021, 2022, and 2023, reserve estimates have been evaluated by its technical staff (reservoir engineers and geoscience professionals) and submitted to its Reserve Development Committee. The estimates for all years presented conform to the definitions found in FASB ASC paragraph 932-10-65-1 and Rule 4-10(a) of Regulation S-X.

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

PROVED RESERVES (Non-audited) (1)

	Total		Peru
	Oil (MBBL)	Gas (MMcf)	Oil (MBBL)	Gas (MMcf)
Proved developed and undeveloped reserves, December 31, 2021	25,298	55,327	25,298	55,327
Revisions of previous estimates(4)	1,819	(30,630)	1,819	(30,630
Enhanced oil recovery	—	—	—	—
Purchases	—	—	—	—
Production	(1,115)	(696)	(1,115)	(696)
Sales in place	—	—	—	—
Proved developed and undeveloped reserves, December 31, 2022	26,002	24,001	26,002	24,001
Revisions of previous estimates(4)	(3,126)	6,090	(3,126)	6,090)
Enhanced oil recovery	—	—	—	—
Purchases	—	—	—	—
Production	(1,488)	(1,147)	(1,488)	(1,147)
Sales in place	—	—	—	—
Proved developed and undeveloped reserves, December 31, 2023(2)(3)	24,365	28,943	24,365	28,943

(1)	Proved reserves estimated in oil and gas properties located in Blocks III, IV and V (Talara and Paita) under one service contracts and two license contracts with Perupetro. The rights to produce hydrocarbons terminated in October 2023 for Block V and will expire in April 2045 for Blocks III and IV. The proved reserves estimated in this report constitute all of the proved reserves under contract by UNNA Energia S.A.

(2)	The revisions in reserve estimates are based on new information obtained as a result of drilling activities and workovers. During 2022 and 2023, proved developed reserves of crude oil increased due to drilling activities in Block III and Block IV.

(3)	As of December 31, 2021, the associated gas reserves were 55,326 MMCF. As of December 31, 2022, the associated gas reserves were 24,001 MMCF. As of December 31, 2023, the associated gas reserves were 28,943 MMCF

(4)	Gas reserves as of December 31, 2023 were higher than gas reserves as of December 31, 2022 due to the inability to monetize gas available in Block III and considering only the volume of gas contracted from Gasnorp of 8,109 MMSCF of proved reserves.

RESERVE QUANTITY INFORMATION (Non-audited)
FOR THE YEAR ENDED DECEMBER 31, 2021

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	9,314	18,529	9,314	18,529
End of year	8,647	8,647	8,647	15,984
Proved undeveloped reserves
Beginning of year	15,931	37,887	15,931	37,887
End of year	16,651	39,342	16,651	39,342

RESERVE QUANTITY INFORMATION (Non-audited)
FOR THE YEAR ENDED DECEMBER 31, 2022

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	8,647	15,984	8,647	15,984
End of year	10,226	11,345	10,226	11,345
Proved undeveloped reserves
Beginning of year	16,651	39,342	16,651	39,342
End of year	15,776	12,656	15,776	12,656

RESERVE QUANTITY INFORMATION (Non-audited)
FOR THE YEAR ENDED DECEMBER 31, 2023

	Total		Peru
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved developed reserves
Beginning of year	10,226	11,345	10,226	11,345
End of year	10,402	15,634	10,402	15,634
Proved undeveloped reserves
Beginning of year	15,776	12,656	15,776	12,656
End of year	13,963	13,309	13,963	13,309

B.	Capitalized Costs Relating to Oil and Gas Producing Activities

The following table sets forth the capitalized costs relating to our company’s crude oil and natural gas producing activities for the years indicated:

	2019	2020	2021	2022	2023
	(in US$ thousands)
Proved properties
Concessions
Mineral property, wells and related equipment	84,960	99,129	121,657	153,441
Drilling and Works in progress and Replacement Units	10,767	11,920	8,138	23,221
Total Proved Properties	95,727	111,049	129,795	176,662
Unproved properties	—	—	—	—
Total Property, Plant and Equipment	95,727	111,049	129,795	176,662
Accumulated depreciation, depletion, and amortization, and valuation allowances	(36,672)	(45,426)	(58,103)	(68,451)
Net capitalized costs	59,054	65,624	71,691	108,211

C.	Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

The following table sets forth costs incurred related to our company’s oil and natural gas activities for the years indicated:

	2019	2020	2021	2022	2023
	(in US$ thousands)
Acquisition costs of properties(1)
Proved	—	—	—	—
Unproved	—	—	—	—
Total acquisition costs
Exploration costs	—	(1,139)	—	—
Development costs	(44,612)	(13,300)	(11,420)	(31,496)	(42,127)
Total	(44,612)	(14,438)	(11,420)	(31,496)	(42,127)

(1)	Our company has not incurred in any cost related to Oil and Gas property acquisition for all years presented.

D.	Results of Operations for Oil and Natural Gas Producing Activities

The results of operations for oil and natural gas producing activities, excluding overhead costs and interest expenses, are as follows for the years indicated:

	Total Peru
	2019	2020	2021	2022	2023
	(in US$ thousands)
Revenues
Additional Revenues of Gas Extraction Services	100,042	55,919	81,774	107,051	126,864
Total Revenues(1)	100,042	55,919	81,774	107,051	126,864
Production Costs	(32,741)	(26,344)	(29,048)	(26,861)	(24,188)
Costs of Labor	(2,571)	(3,791)	(5,180)	(5,399)	(4,079)
Repairs and Maintenance	(3,343)	(2,984)	(3,560)	(3,070)	(2,667)
Materials, supplies and fuel consumed and supplies utilized	(8,373)	(6,170)	(5,331)	(27)	(1,449)
External services, insurances, security and others	(9,684)	(8,427)	(8,465)	(9,185)	(10,284)
Operation office and staff expenses	(8,771)	(4,971)	(6,512)	(9,180)	(5,570)
Additional Natural Gas supply costs after price adjustment Royalties	(31,508)	(13,002)	(26,715)	(50,264)	(60,146)
DD&A Expenses	(19,417)	(15,719)	(14,353)	(13,642)	(30,044)
Income (loss) before Income tax expenses	16,376	855	11,657	16,284	12,486
Income tax expenses(2)	(4,831)	(252)	(3,439)	(4,804)	(3,683)
Results of operations from producing activities	11,545	602	8,218	11,480	8,802

(1)	Income after deductions for UNNA Energía S.A.’s share of government royalties according to contract obligations. There are no sales or transfers to our company’s other operations.

(2)	In 2019, the legal tax rate was 30.25%. In 2020, 2021, 2022, and 2023 the legal tax rate was 29.5%.

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

Future production and development costs to be incurred in producing and further developing the proved reserves are based on year-end cost indicators. Future Income tax expenses are computed by applying year end statutory tax rates.

The following chart shows standardized measures of discounted future net cash flows for the periods indicated:

	2019	2020	2021	2022	2023
Future Cash inflows(1)	1,836,895	1,181,526	1,803,959	2,484,477	2,069,134
Future production costs	(1,311,758)	(722,422)	(1,063,655)	(1,701,600)	(1,340,092)
Future development costs	(338,141)	(336,998)	(374,581)	(353,192)	(312,082)
Future production and development costs(2)	(1,649,899)	(1,059,419)	(1,438,236)	(2,054,792)	(1,652,174)
Future Income tax expenses(3)	(52,800)	(34,192)	(102,402)	(120,312)	(116,749)
Future Net cash flows	134,196	87,915	263,320	309,373	300,212
10% annual discount for estimates timing of cash flows	(62,683)	(41,343)	(140,385)	(83,845)	(150,359)
Standardized measure of discounted Future Net Cash Flows(4)	71,512	46,571	122,935	225,528	149,853

(1)	For oil volumes, per barrel prices after deductions of UNNA Energia S.A.’s share government royalties used in determining future cash inflows for the years ended December 31, 2019, 2020, 2021, 2022, and 2023 were US$64.72, US$38.06, US$38.48, US$46.68, and US$ 40.45 respectively. For gas volumes, gas price is linked to the oil price according to the gas purchase contract.

(2)	Production costs and developments costs relating to future production of proved reserves are based on the continuation of existing economic conditions. Future estimated decommissioning costs are included.

(3)	Taxation is computed using the appropriate year-end statutory corporate income tax rates.

(4)	Future net cash flows from oil production are discounted at 10% regardless of assessment of the risk associated with its production activities.

F.	Changes in Standardized Measure of Discounted Future Net Cash Flows

The following chart shows changes in standardized measures of discounted future net cash flows for the periods indicated:

	2019	2020	2021	2022	2023
	(in US$ thousands)
Standardized measure of discounted Future Net Cash Flows, beginning of the year	139,514	71,512	46,571	122,935	225,528
Revenue less production and other costs	(132,783)	(82,263)	(110,821)	(133,913)	(151,052)
Net changes in future development costs	(53,324)	(15,668)	(54,441)	(20,671)	(5,634)
Changes in price, net of production costs	(55,359)	(5,137)	154,531	19,893	(5,193)
Development cost incurred	44,612	13,300	(86,314)	24,107	42,127
Revisions of previous quantity estimates	9,882	(14,850)	(53,612)	90,931	(20,077)
Accretion of discount	87,508	58,757	91,413	88,461	107,289
Net change in Income tax expenses	30,250	10,277	(26,809)	(22,988)	14,666
Timing difference and other	1,213	10,643	162,417	56,773	(69,069)
Standardized measure of discounted Future Net Cash Flows, end of the year	71,512	46,571	122,935	225,528	149,853

EXHIBIT INDEX

Exhibit Number	Description
1.01****	By-Laws of the Registrant, as currently in effect
8.01	Subsidiaries of the Registrant
8.02	Moore Assurance S.A.S. Letter
10.01***	Credit Agreement, dated as of July 31, 2019, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.
10.01.1***	Amendment, Waiver and Consent, dated as of February 28, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.
10.01.2****	Waiver and Consent Agreement, dated December 23, 2020, by and between Aenza, as borrower, and CS Peru Infrastructure Holdings LLC, as initial lender.
10.02*****	Credit Agreement, dated as of March 17, 2022, by and between Aenza, as borrower, and Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and Natixis, New York Branch, as lenders.
10.03*	English translation of Section 20 of Concession Agreement, dated as of July 22, 2014, by and among the Peruvian Ministry of Energy and Mines, as contracting authority and the concessionaire party thereto.
10.04*	English translation of Memorandum of Understanding, dated as of September 26, 2017, by and among Aenza, Negocios de Gas S.A., Enagás S.A., Odebrecht S.A., and Inversiones en Infraestructura de Transporte por Ductos S.A.C.
10.04.1*	English translation of Rights Subordination Agreement, dated as of April 29, 2016, by and among Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., and Gasoducto Sur Peruano S.A.
10.04.1.1*	English translation of Addendum No. 1, dated as of June 24, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.
10.04.1.2*	English translation of Addendum No. 2 and Assignment Agreement, dated as of August 11, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.
10.04.1.3*	English translation of Modification to Addendum No. 2 and Assignment Agreement, dated as of October 25, 2016, to the Rights Subordination Agreement, dated as of April 29, 2016, by and among, inter alia, Odebrecht Latinvest Peru Ductos, S.A., Odebrecht S.A., Enagás, S.A., Aenza, Cumbra, Negocios de Gas S.A., Inversiones en Infraestructura de Transporte por Ductos S.A.C., Gasoducto Sur Peruano S.A., Odebrecht Perú Ingeniería y Construcción S.A.C., and Constructora Norberto Odebrecht S.A., Sucursal del Perú.
10.05*	English translation of Financial Stability Framework Agreement, dated as of July 31, 2017, by and among, inter alia, Aenza, as borrower, and Scotiabank Perú S.A.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Perú S.A. and Citibank, N.A., as lenders.
10.06***	Description of Securities Registered Pursuant to Section 12 of the Exchange Act
12.01	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.02	Certification of the Vice President of Corporate Control and Financial Planning pursuant to Section 302 of the Sarbanes-Oxley Act
13.01******	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
13.02******	Certification of the Vice President of Corporate Control and Financial Planning pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
101. INS	Inline XBRL Instance Document
101. SCH	Inline XBRL Taxonomy Extension Schema Document
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 15, 2018.

**	Incorporated herein by reference to the Registrant’s registration statement on Form F-6 filed with the SEC on December 10, 2018.

***	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on June 25, 2020.

****	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 17, 2021.

*****	Incorporated herein by reference to the Registrant’s Form 20-F filed with the SEC on May 16, 2022.
******	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

AENZA S.A.A. AND SUBSIDIARIES

Consolidated Financial Statements

AENZA S.A.A. and Subsidiaries

Consolidated Financial Statements

S/ = Sol

US$ = US dollar

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
AENZA S.A.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of AENZA S.A.A. and subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 13, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Valuation of the account receivable from Gasoducto Sur Peruano S.A.

As discussed in Notes 5(a)(iv), 11(b) and 14(a)(i) to the consolidated financial statements, the Company has a 21.49% investment in Gasoducto Sur Peruano S.A. (GSP), which entered into a concession agreement with the Peruvian Government in 2014. In January 2017, the Peruvian Ministry of Energy and Mines early terminated the concession agreement due to the fact that GSP did not accredit the financial closure within the contractual term. In December 2017, GSP started bankruptcy proceedings, in which the Company was part of the GSP’s creditors. In addition, in January 2024, the Liquidator was appointed and an updated Liquidation agreement of GSP was approved by the Board of Creditors after INDECOPI ordered the ex officio liquidation, in order to continue the actions permitted by law and the corresponding legal mechanisms, by which GSP believes it can recover the net carrying amount (NCA) of the concession assets from the Peruvian Government and, as a consequence, the Company expects to recover the accounts receivable. The Company had an account receivable from GSP for S/ 527.7 million, net, as of December 31, 2023.

We identified the assessment of the valuation of the account receivable from GSP as a critical audit matter. Subjective auditor judgment was required to evaluate the Company’s assessment of the recoverable amount of this account receivable due to the approval of the Liquidation agreement to be executed by the Liquidator appointed. In addition, the assessment of the discount rate used in the determination of the accounts receivable from GSP required specialized skills and knowledge. In this type of complex and long-term proceedings, the Company´s key assumptions, such as, the recoverability of the NCA of the concession assets and the term of recovery, may vary in the future.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s assessment of the recovery of this account receivable from GSP. We evaluated the Company’s and its external legal advisors’ assessment of the early termination of the concession agreement, and the corresponding conclusions that impacted the assessed recoverable amount of the account receivable. We evaluated the report from the Company’s external legal advisors with respect to the recovery process executed by the Board of Creditors. We involved legal professionals with specialized skills and knowledge, who assisted in the evaluation of the expected term of recovery used by the Company. We involved valuation professionals with specialized skills and knowledge, who assisted in the assessment of the discount rate used by the Company at December 31, 2023 by developing an independent range of discount rates and comparing those to the discount rate used by the Company and the amount recognized in the consolidated financial statements.

Revenue recognition from construction contracts with customers

As discussed in Note 2.W.i to the consolidated financial statements, the Company recognizes revenue from engineering and construction contracts with customers over time using the output method to measure the physical percentage-of-completion, which is based on surveys of performance by the Company’s experts. The Company recorded S/ 2,443.9 million of revenue from construction contracts for the year ended December 31, 2023.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the professional qualifications and the knowledge, skills, and ability of the Company’s experts involved in measuring the contract’s physical percentage-of-completion. For a sample of construction revenue, we (i) inspected contracts signed between the Company and customers to evaluate the effects on revenue recognition of the relevant contractual conditions, (ii) analyzed the underlying documentation for the revenue recognized, (iii) interviewed and inspected documentation prepared by project personnel and (iv) involved professionals with specialized skills and knowledge in engineering, who assisted in the evaluation of the physical percentage-of-completion of the sample of construction revenue based on information provided by the Company.

/s/ Emmerich, Cordova y Asociados S. Civil de R.L.

We have served as the Company’s auditor since 2022.

Lima, Peru

May 13, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
AENZA S.A.A.:

Opinion on Internal Control Over Financial Reporting

We have audited AENZA S.A.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022, and 2023, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the “two-year” period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated May 13, 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to information technology general controls over the Company’s information technology systems have been identified and included in management’s assessment.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

/s/ Emmerich, Cordova y Asociados S. Civil de R.L.

Lima, Peru

May 13, 2024

AENZA S.A.A. and Subsidiaries

Consolidated Statements of Financial Position
As of December 31, 2022 and 2023

In thousands of soles	Note	2022	2023
Assets
Current assets
Cash and cash equivalents	9	917,554	1,003,888
Trade accounts receivable, net	10	1,078,582	1,061,801
Accounts receivable from related parties	11	27,745	15,443
Other accounts receivable, net	12	393,195	348,072
Inventories, net	13	346,783	360,497
Prepaid expenses		28,098	29,098
Total current assets		2,791,957	2,818,799

Non-current assets
Trade accounts receivable, net	10	723,869	768,971
Accounts receivable from related parties	11	542,392	528,285
Prepaid expenses		17,293	14,081
Other accounts receivable, net	12	285,730	311,404
Inventories, net	13	65,553	70,282
Investments in associates and joint ventures	14	14,916	12,747
Investment property, net	15.A	61,924	58,260
Property, plant and equipment, net	15.B	284,465	307,165
Intangible assets and goodwill, net	16	787,336	752,456
Right-of-use assets, net	15.C	50,207	36,295
Deferred tax asset	23	295,638	255,763
Total non-current assets		3,129,323	3,115,709

Total assets		5,921,280	5,934,508

Liabilities
Current liabilities
Borrowings	17	574,262	516,029
Bonds	18	77,100	81,538
Trade accounts payable	19	1,027,256	1,164,266
Accounts payable to related parties	11	53,488	44,372
Current income tax		69,652	38,398
Other accounts payable	20	705,442	608,828
Other provisions	21	132,926	117,086
Total current liabilities		2,640,126	2,570,517

Non-current liabilities
Borrowings	17	305,631	306,678
Bonds	18	792,813	741,387
Trade accounts payable	19	9,757	4,001
Other accounts payable	20	102,319	509,311
Accounts payable to related parties	11	27,293	28,564
Other provisions	21	569,027	98,067
Deferred tax liability	23	128,308	188,694
Total non-current liabilities		1,935,148	1,876,702
Total liabilities		4,575,274	4,447,219

Equity	22
Capital		1,196,980	1,371,965
Legal reserve		132,011	-
Voluntary reserve		29,974	-
Share Premium		1,142,092	-
Other reserves		(97,191)	(68,440)
Accumulated results		(1,342,362)	(41,148)
Equity attributable to owners of the Company		1,061,504	1,262,377
Non-controlling interest	31	284,502	224,912
Total equity		1,346,006	1,487,289
Total liabilities and equity		5,921,280	5,934,508

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Consolidated Statements of Profit or Loss
For the years ended December 31, 2021, 2022 and 2023

In thousands of soles	Note	2021	2022	2023
Revenue
Revenue from construction activities		2,467,477	2,451,067	2,443,984
Revenue from services provided		1,094,439	1,104,900	1,103,323
Revenue from real estate and sale of goods		579,482	849,157	754,168
Total revenue from ordinary activities arising from contracts with customers	24	4,141,398	4,405,124	4,301,475
Cost
Cost of construction activities		(2,373,482)	(2,465,279)	(2,176,767)
Cost of services provided		(836,726)	(874,187)	(842,531)
Cost of real estate and sale of goods		(454,484)	(566,138)	(586,609)
Cost of sales and services	25	(3,664,692)	(3,905,604)	(3,605,907)
Gross profit		476,706	499,520	695,568
Administrative expenses	25	(243,204)	(214,487)	(219,370)
Other income and expenses	27	(4,477)	(290,614)	13,705
Operating profit (loss)		229,025	(5,581)	489,903
Financial expenses	26.A	(196,415)	(156,474)	(190,044)
Financial income	26.A	2,646	15,454	31,300
Interest for present value of financial asset or liability	26.B	(63,032)	(86,014)	2,576
Share of the profit or loss of associates and joint ventures accounted for using the equity method	14	(861)	1,907	3,011
(Loss) profit before income tax		(28,637)	(230,708)	336,746
Income tax expense	28	(46,405)	(131,346)	(195,625)
(Loss) profit from continuing operations		(75,042)	(362,054)	141,121
Loss from discontinued operation	35	(26,774)	-	-
(Loss) profit for the year		(101,816)	(362,054)	141,121
(Loss) profit attributable to:
Owners of the Company		(141,770)	(451,151)	84,599
Non-controlling interest		39,954	89,097	56,522
		(101,816)	(362,054)	141,121
(Loss) profit per share attributable to owners of the Company during the year	33	(0.163)	(0.403)	0.071
Diluted (loss) profit per share attributable to owners of the Company during the year	33	(0.142)	(0.377)	0.062
(Loss) profit per share from continuing operations attributable to owners of the Company during the year	33	(0.132)	(0.403)	0.071
Diluted (loss) profit per share from continuing operations attributable to owners of the Company during the year	33	(0.115)	(0.377)	0.062

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Consolidated Statements of Other Comprehensive Income
For the years ended December 31, 2021, 2022 and 2023

In thousands of soles	Note	2021	2022	2023
(Loss) profit for the year		(101,816)	(362,054)	141,121
Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Reclassification from other comprehensive income to profit and loss		-	(7,461)	-
Foreign currency translation adjustment, net of tax		(5,009)	(20,911)	29,056
Exchange difference from net investment in a foreign operation, net of tax		(428)	(289)	(168)
Other comprehensive income for the year, net of tax	29	(5,437)	(28,661)	28,888
Total comprehensive income for the year		(107,253)	(390,715)	170,009
Comprehensive income attributable to:
Owners of the Company		(147,425)	(479,713)	113,350
Non-controlling interest		40,172	88,998	56,659
		(107,253)	(390,715)	170,009
Total comprehensive income for the year attributable to controlling interest in the Company
Continuing operations		(120,651)	(479,713)	113,350
Discontinued operations		(26,774)	-	-
		(147,425)	(479,713)	113,350

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2021, 2022 and 2023

In thousands of soles	Note	Number of shares in thousands	Capital	Legal reserve	Voluntary reserve	Share premium	Other reserves	Accumulated results	Total	Non-controlling interest	Total
Balances as of January 1, 2021		871,918	871,918	132,011	29,974	1,131,574	(174,793)	(738,822)	1,251,862	329,930	1,581,792
(Loss) profit for the year		-	-	-	-	-	-	(141,770)	(141,770)	39,954	(101,816)
Foreign currency translation adjustment		-	-	-	-	-	(5,230)	-	(5,230)	221	(5,009)
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(425)	-	(425)	(3)	(428)
Comprehensive income of the year		-	-	-	-	-	(5,655)	(141,770)	(147,425)	40,172	(107,253)
Transactions with shareholders:
Dividend distribution	32	-	-	-	-	-	-	-	-	(42,974)	(42,974)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(27,104)	(27,104)
Additional acquisition of non-controlling		-	-	-	-	-	46,477	-	46,477	(46,477)	-
Deconsolidation Adexus S.A.		-	-	-	-	-	-	52,131	52,131	-	52,131
Reclasification of PUT option Morelco		-	-	-	-	-	65,342	(65,342)	-	-	-
Dilution of non-controlling shareholders		-	-	-	-	-	-	-	-	(582)	(582)
Total transactions with shareholders		-	-	-	-	-	111,819	(13,211)	98,608	(117,137)	(18,529)
Balances as of December 31, 2021		871,918	871,918	132,011	29,974	1,131,574	(68,629)	(893,803)	1,203,045	252,965	1,456,010
Balances as of January 1, 2022		871,918	871,918	132,011	29,974	1,131,574	(68,629)	(893,803)	1,203,045	252,965	1,456,010
(Loss) profit for the year		-	-	-	-	-	-	(451,151)	(451,151)	89,097	(362,054)
Foreign currency translation adjustment		-	-	-	-	-	(20,814)	-	(20,814)	(97)	(20,911)
Reclassification from other comprehensive income to profit and loss		-	-	-	-	-	(7,461)	-	(7,461)	-	(7,461)
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(287)	-	(287)	(2)	(289)
Comprehensive income of the year		-	-	-	-	-	(28,562)	(451,151)	(479,713)	88,998	(390,715)

Transactions with shareholders:
Dividend distribution	32	-	-	-	-	-	-	-	-	(19,847)	(19,847)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(36,879)	(36,879)
Capital increase for bond’s conversion		325,062	325,062	-	-	10,518	-	-	335,580	-	335,580
Dilution of non-controlling shareholders		-	-	-	-	-	-	2,592	2,592	(735)	1,857
Total transactions with shareholders		325,062	325,062	-	-	10,518	-	2,592	338,172	(57,461)	280,711
Balances as of December 31, 2022		1,196,980	1,196,980	132,011	29,974	1,142,092	(97,191)	(1,342,362)	1,061,504	284,502	1,346,006
Balances as of January 1, 2023		1,196,980	1,196,980	132,011	29,974	1,142,092	(97,191)	(1,342,362)	1,061,504	284,502	1,346,006
Profit for the year		-	-	-	-	-	-	84,599	84,599	56,522	141,121
Foreign currency translation adjustment		-	-	-	-	-	28,918	-	28,918	138	29,056
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(167)	-	(167)	(1)	(168)
Comprehensive income of the year		-	-	-	-	-	28,751	84,599	113,350	56,659	170,009
Transactions with shareholders:
Dividend distribution	32	-	-	-	-	-	-	-	-	(102,033)	(102,033)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(13,678)	(13,678)
Capital increase	22.A	174,985	174,985	-	-	(88,000)	-	-	86,985	-	86,985
Reserve reclassification	22.B,C	-	-	(132,011)	(29,974)	(1,054,092)	-	1,216,077	-	-	-
Dilution of non-controlling shareholders		-	-	-	-	-	-	538	538	(538)	-
Total transactions with shareholders		174,985	174,985	(132,011)	(29,974)	(1,142,092)	-	1,216,615	87,523	(116,249)	(28,726)
Balances as of December 31, 2023		1,371,965	1,371,965	-	-	-	(68,440)	(41,148)	1,262,377	224,912	1,487,289

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Consolidated Statements of Cash Flow
For the years ended December 31, 2021, 2022 and 2023

In thousands of soles	Note	2021	2022	2023
Operating activities
(Loss) profit before income tax		(60,373)	(230,708)	336,746
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	15	98,795	74,988	76,026
Amortization of intangible assets	16.iii	106,512	102,035	160,879
Impairment (reversal) of inventories	13.f	2,984	(1,972)	-
Impairment of accounts receivable and other accounts receivable	25(iv) y 27.C	29,389	182,114	-
Reduction of trade payables	27	-	(5,244)	(407)
Impairment of property, plant and equipment	25	8,088	10,187	-
Impairment of intangible assets	16	-	2,530	-
Reclassification from other comprehensive income to profit and loss		-	(7,461)	-
Other provisions	21	62,962	294,337	32,997
Renegotiation of liability for acquisition of non-controlling Morelco	27.a	(70,322)	(3,706)	-
Financial expense, net		222,453	159,774	154,095
Impairment of investment	27.c	-	14,804	-
Incremental cost of acquiring interest in joint operation		12,732	-	-
Insurance recovery		-	-	(7,183)
Share of the profit and loss of associates and joint ventures accounted for using the equity method	14 (a) and (b)	861	(1,907)	(3,011)
Reversal of provisions	21	(13,027)	(11,930)	(17,966)
Disposal (reversal) of assets		2,410	137	(5,980)
Profit on sale of property, plant and equipment		(3,937)	(3,889)	(4,991)
Loss (profit) on remeasurement of accounts receivable and accounts payable, net		106,613	87,477	(2,576)
Net variations in assets and liabilities:
Trade accounts receivable		(143,190)	(336,106)	(28,640)
Other accounts receivable		42,133	(133,349)	55,517
Other accounts receivable from related parties		(57,258)	22,572	26,410
Inventories		59,201	78,899	(15,979)
Prepaid expenses and other assets		(11,681)	16,545	9,802
Trade accounts payable		(27,375)	130,929	131,664
Other accounts payable		73,966	(86,194)	(188,223)
Other accounts payable to related parties		7,703	(4,737)	(23,120)
Other provisions		(27,964)	(41,000)	(9,291)
Interest paid		(146,369)	(145,773)	(161,473)
Payments for purchases of intangible assets - Concessions		(5,157)	(5,645)	(5,900)
Income tax paid		(75,641)	(124,047)	(150,628)
Net cash provided by operating activities		194,508	33,660	358,768
Investing activities
Proceeds from sale of property, plant and equipment		9,162	11,274	9,816
Interest received		2,474	12,894	31,225
Dividends received	14 (a) and (b)	3,445	380	5,175
Acquisition of investment property		(152)	(53)	(193)
Acquisition of intangible assets		(53,808)	(159,512)	(117,856)
Loss of deconsolidation of investment		(11,223)	-	-
Acquisition of property, plant and equipment		(38,087)	(63,155)	(71,277)
Net cash applied to investing activities		(88,189)	(198,172)	(143,110)

AENZA S.A.A. and Subsidiaries
Consolidated Statements of Cash Flow
For the years ended December 31, 2021, 2022 and 2023

In thousands of soles	Note	2021	2022	2023
Financing activities
Borrowing received		281,079	493,031	281,653
Bonds issued	18.d	357,424	-	-
Payment of borrowings received	17.i	(542,918)	(216,195)	(314,335)
Payment of leases	17.i	(5,442)	(8,536)	(819)
Payment of bonds issued		(48,858)	(56,745)	(69,694)
Payment of debt transaction costs		(5,681)	(13,736)	(9,959)
Dividends paid to non-controlling interest	32	(25,693)	(34,477)	(86,926)
Cash received (return of contributions) from non-controlling shareholders		(27,104)	(36,879)	(13,678)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders, net	27.a	(33,232)	-	-
Capital increase		-	-	86,985
Net cash (applied to) provided by financing activities		(50,425)	126,463	(126,773)
(Net decrease) net increase in cash		55,894	(38,049)	88,885
Exchange difference		1,116	(1,575)	(2,551)
Cash and cash equivalents at the beginning of the year		900,168	957,178	917,554
Cash and cash equivalents at the end of the year	9	957,178	917,554	1,003,888
Non-cash transactions:
Capitalization of interests		1,244	937	832
Acquisition of right-of-use assets		7,988	21,567	3,792
Dividends declared to non-controlling interest	32	17,281	1,995	15,107
Acquisition of assets through finance leases		104	-	-
Capitalization of convertible bonds	22	-	335,580	-

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

1.	General Information

A.	Incorporation and Operations

AENZA S.A.A., (hereinafter the “Company” or “AENZA”) is the parent of the AENZA Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in its investments in the different companies of the Corporation. In addition, the Company provides specialized management consulting services and operational leasing of offices to the companies of the Corporation. The Company registered office is at Av. Petit Thouars No 4957, Miraflores, Lima.

The Corporation is a conglomerate of companies whose operations encompass different business such as engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate business. See details of the Corporation’s operating segments in note 7.

B.	Authorization for the Financial Statements Issuance

The consolidated financial statements for the year ended December 31, 2023 have been prepared and issued with authorization of Management and the Board of Directors on February 29, 2024 and will be presented for consideration and approval to the General Shareholders’ Meeting that will be held within the terms established by Law. In Management’s opinion, the financial statements as of December 31, 2023, will be approved without any modifications.

The consolidated financial statements for the year ended December 31, 2022 were prepared and issued with the authorization of Management and the Board of Directors on May 15, 2023 and were approved by the General Shareholders’ Meeting on June 12, 2023.

C.	Compliance with laws and regulations

As a result of the investigations into the cases known as Club de la Construccion and Lava Jato, AENZA has entered into an effective collaboration process. On September 15, 2022, the Plea Agreement (hereinafter “the Agreement”) was entered into between the Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA accepted they were utilized by certain former executives to commit illicit acts in a series of periods until 2016 and committed to pay a civil penalty to the Peruvian Government of approximately S/ 488.9 million (approximately S/ 333.3 million and US$ 40.7 million). Agreement was homologated by judgment dated August 11, 2023 and entered into force with its consent, which was notified to AENZA on December 11, 2023.

According to the Agreement, payment shall be made within twelve (12) years at a legal interest rate in soles and dollars (3.55% and 1.90% annual interest as of December 31, 2023, respectively). The Company also undertakes to establish a series of guarantees through a trust composed of i) a trust agreement that includes shares issued by a subsidiary of the Company, ii) mortgage on a property owned by the Company, and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Agreement includes a restriction for AENZA and subsidiaries Cumbra Peru S.A. and Unna Transporte S.A.C. to participate in public infrastructure and construction, and road maintenance contracts for two (2) years from the approval of the Agreement. The other member companies of the Corporation are not subject to any impediment or prohibition to contract with the Peruvian Government.

On December 27, 2023, the initial installment of the Civil Compensation was paid to the Peruvian Government for S/ 10.3 million and US$ 1.2 million. As of December 31, 2023, the Company maintains the total liability associated to the Agreement for S/469.8 million (As of December 31, 2022, the balance was S/ 488.9 million) (see note 20.a).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

D.	NYSE Delisting and SEC Deregistration of the ADSs issued by AENZA.

On October 31, 2023, AENZA’s Board of Directors decided to initiate the delisting process of shares, represented by American Depositary Securities (ADSs), on the New York Stock Exchange (NYSE), and the deregistration process of such instruments with the Securities and Exchange Commission of the United States of America (SEC) and the termination of the ADS Program.

In the opinion of Management and the Board of Directors, this decision will generate efficiencies for the Company, considering the low liquidity of the ADSs and the high annual costs of NYSE listing and SEC registration, and will not affect the Company’s long-term plans. AENZA’s shares will continue to be listed on the Lima Stock Exchange (BVL).

December 7, 2023 was the last trading day of the ADSs on the NYSE. AENZA will file a Form 15F with the SEC to terminate its obligations under Section 13(a) and 15(d) of the U.S. Securities Act of 1933, upon compliance with the requirements of such legislation.

2.	Basis of Preparation and Material Accounting Policies

Significant accounting policies applied to prepare the consolidated financial statements are detailed below. These policies have been applied consistently to all years presented in these financial statements; unless otherwise indicated.

Going concern basis of accounting

Management maintains reasonable expectation that the Corporation has adequate resources to continue in operation for a reasonable period of time and that the going concern basis of accounting remains appropriate. As of December 31, 2023, AENZA’s consolidated backlog amounted to S/ 4,278 million (US$ 1,152 million). Corporation believes that backlog provides visibility for potential growth in the coming years and that is strategically targeted to key end-markets such as mining, infrastructure, power, energy and real estate. As a leading Peruvian conglomerate in Infrastructure, Energy, Real Estate, and Engineering & Construction segments with a diversified and difficult-to-replicate portfolio of best-in-class assets and projects is well-positioned to capitalize upon the significant infrastructure deficit and other business opportunities in Latin America.

As of December 31, 2023, the Corporation’s net current assets were S/ 2,819 million and the Corporation’s cash and cash equivalents were S/ 1,004 million. As of December 31, 2023, Corporation had a total outstanding indebtedness of S/ 1,645 million (US$ 443 million). In 2023, the Corporation recognized a profit of the year of S/ 141 million (S/ 85 million attributable to owners of the Company). For the year ended December 31, 2022, the Company recognized in its consolidated financial statements the total liabilities associated with the Plea Agreement recognizing an expense of S/ 258.3 million. In this sense AENZA is committed to pay a civil compensation to the Peruvian Government of approximately S/ 488.9 million.

Additionally, in March 2022, the Corporation entered into a bridge loan credit agreement for up to US$ 120 million that matures in October 2023. In 2023, payments of US$ 20 million were made, and the term extension of the bridge loan agreement was signed for up to US$ 100 million for a period of twelve months.

The appropriateness of the going concern basis of accounting has its support on the continued generation of own resources and, if necessary, borrowings from local and international sources and capital contributions from the owners of the Company. Management has the ability to take the following mitigation actions to preserve liquidity and optimize the Corporation’s cash flow:

■	Reducing non-essential capital expenditures and deferring or cancelling discretionary spend;

■	Financial restructuring, including a short-term and long-term structural solutions and capital increase.

Based on these factors, Management has a reasonable expectation that the Corporation has adequate resources for its operations.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

Material accounting policy information

The Corporation adopted the Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from 1 January 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the consolidated financial statements. The amendments require the disclosure of “material”, rather than “significant”, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the consolidated financial statements. Management reviewed the accounting policies and made updates to the information disclosed in note 2 Basis of Preparation and Material Accounting Policies (2022: Basis of Preparation and Significant Accounting Policies).

A.	Basis of preparation

i.	Basis of accounting

The consolidated financial statements of the Company and its Subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) effective as of December 31, 2023.

ii.	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, according to the Corporation’s accounting records.

iii.	Responsibility for the information

The information contained in these financial statements is the responsibility of the Management of the Corporation that expressly states that all the principles and criteria included in the IFRSs as issued by the IASB, effective as of December 31, 2022 and 2023, have been applied.

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as of December 31, 2022 and 2023, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities is included in the following notes:

■	Measurement of expected credit losses (ECL) allowance for trade receivables and contract assets: (note 2.I);

■	Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources (note 2.T);

■	Recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized in previous periods (note 2.R);

■	Allowance for inventory obsolescence (note 2.J);

■	Allowance for useful lives and residual values of property, plant, and equipment (note 2.L).

■	Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts (note 2.M)

Measurement of fair values

A number of the Corporation’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Corporation has an established control framework with respect to the measurement of fair values. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Corporation assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified. The Company regularly reviews significant unobservable inputs and valuation adjustments.

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Corporation’s share of the profit or loss and other comprehension income of equity-accounted investees, until the date on which significant influence or joint control ceases.

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

When the Corporation loses control of a subsidiary, any interest retained in said entity is remeasured at its fair value at the date it loses control of the subsidiary, and any change in respect to the carrying amount is recognized in profit or loss. The fair value is considered the initial carrying amount for purposes of accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Corporation had directly disposed of the related assets or liabilities. This means that the amount previously recognized in other comprehensive income could be reclassified to profit or loss for the year.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

Concession agreements entered into between the Corporation and the Peruvian Government whereby the Corporation, acting in its capacity as concessionaire, assumes obligations for the construction and improvement of infrastructure, and which qualify as public service concessions are accounted as defined by IFRIC 12 Service Concession Arrangements. Under these arrangements, the government controls and regulates the infrastructure services provided by the Corporation and establishes to whom these services are to be provided and at what prices. The concession agreement establishes the obligation to return the infrastructure to the grantor at the end of the concession term or when there is any expiration event. This feature gives the grantor the control over the risks and rewards of the residual value of the assets at the end of the concession term. For this reason, the Corporation will not recognize infrastructure as part of its property, plant, and equipment. The consideration to be received from the Peruvian government for public infrastructure construction or improvement activities is recognized as a financial asset, intangible asset, or both, as set forth below:

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

Management determines the classification of its financial assets at the date of initial recognition and reevaluates this classification as of the date of each consolidated financial statement closing. As of December 31, 2022 and 2023, the Company only holds financial assets at amortized cost.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

As of December 31, 2022 and 2023, the Corporation does not hold derivative financial instruments.

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

I.	Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods or services sold by the Corporation. If any trade account receivable is expected to be collected within one year, it is classified as current; otherwise, it is classified as non-current.

Trade accounts receivable are initially recognized at transaction value, and subsequently, they are measured at amortized cost using the effective interest method, less any estimation for impairment, except for trade accounts receivable of less than one year that are recorded at face value which is similar to their fair values due to their short-term maturity.

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

Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses. Annually, the Corporation reviews whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) land bought for future real estate projects which are compared to their appraisal value, if the acquisition value is higher, a provision for impairment is recognized; ii) land under construction: in this case impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, an estimate for impairment is recorded; and iii) finished real estate units: these inventory items are compared to the selling prices less commercialization costs; if they are higher, an estimation for impairment is recorded.

For the reductions in the carrying amount of these inventories to their net realizable value, a provision is recognized for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

ii.	Exploration and extraction activities

Inventories are valued at the lower of production costs and net realizable value (“NRV”), on the basis of the weighted average method. The NRV represents the value at which it is estimated to realize oil, gas and its derivatives LPG and Saturated Acyclic Hydrocarbons, which is calculated on the basis of international prices less the discounts usually granted. Miscellaneous supplies, materials, and spare parts are valued at the lower of cost and replacement value, based on the average method. The cost of inventories excludes financing expenses and exchange differences. Inventories in transit are recorded at cost, using the specific identification method.

The Corporation registered a provision for materials impairment to profit and loss for the cases in which book value exceeds recoverable value.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

The trademark is tested for impairment at least annually or more often if there is evidence of impairment. Any impairment is recognized as an expense in ‘Other income and expenses’. The carrying amount written off due to impairment is reviewed at each reporting date to verify possible reversals of the impairment and is recognized in ‘Other income and other expenses’.

iii.	Concession rights

The intangible asset related to the right to charge users for the services covered by the concession (note 2.E) is initially recorded at the fair value of construction or improvement services and, prior to the beginning of amortization, an impairment test is performed; it is amortized using the straight-line method, from the date revenue from services starts using the effective period of the concession agreement.

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

v.	Cost of well development

Costs incurred during the development phase associated with the preparation of the wells for the extraction of hydrocarbons from the lots located in Talara, are capitalized as part of intangible assets. These costs are amortized over the useful lives of the wells (estimated in remaining periods for Lots I and V and the unit-of-production method for Lots III and IV), until the end of the term of the contracts with Perupetro. The Lot I contract expired in 2021 and Lot V contract expired in 2023.

The Corporation has established the Successful Efforts Method as its policy for the recognition and evaluation of exploration oil assets. During 2021, an exploratory well was drilled in Block IV, obtaining successful results. In 2022 and 2023, no exploratory well drilling activities were carried out.

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

Trade accounts payable are obligations to pay for goods or services acquired from suppliers in the ordinary course of business. Accounts payable are classified as current liabilities if payment is to be made in a year or less or in the normal operating cycle of the business if it is higher; otherwise, they are presented as non-current liabilities.

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

P.	Other financial liabilities

They correspond to loans and bonds issued by the Corporation, which are initially recognized at their fair value, net of transaction costs incurred. These financial liabilities are subsequently recorded at amortized cost; any resulting difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of profit or loss during the loan term using the effective interest method.

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

Long-term benefits are those benefits to be paid more than twelve months after the end of the period in which the services have been rendered. As of December 31, 2022 and 2023, the Corporation did not grant benefits under this category.

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

A provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost to complete the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. When it is probable that total contract costs will exceed the related revenue, the expected loss is recognized immediately.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

The Corporation estimates the amount of revenue to be recognized as variable consideration using judgments and estimates to determine the most probable value, which is expected to best predict the amount of consideration to which the Corporation will be entitled.

ii.	Real-estate

Sale of real estate - urban and industrial lots

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

Revenues from sale of oil and oil byproducts

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

Revenues from toll collection

Revenues generated by Red Vial 5 S.A. from toll collection through vehicle control booths are grouped in three different toll stations, located along the Ancon - Huacho - Pativilca road sections. This type of transactions are recognized at a point of time due to the control is transferred to the time of toll collection.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

X.	Cost and expense recognition

Engineering and construction contracts

Contract costs include all the incurred direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs, depreciation and amortization, and indirect costs. Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the total estimated contract cost of the contract. If, as a result of this evaluation, the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect onerous contract and the corresponding effect in profit or loss of the period in which the loss is incurred.

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

Lease contracts are analyzed for the purpose of identifying those containing the characteristics specified in IFRS 16 Leases for recognition, measurement, presentation and disclosure.

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

Z.	Dividend distribution

Dividend distribution to the shareholders is recognized as a liability in the financial statements in the period in which dividends are approved.

3.	Standards, amendments, and interpretation of international financial reporting standards

A.	New amendments to IFRS mandatory as of January 1, 2023

The following standards and interpretations and amendments to existing standards were issued with mandatory application for the accounting period beginning January 1, 2023, but were not relevant and did not have a material impact on the Corporation’s operations:

Effective date	New standards
January 1, 2023	IFRS 17 Insurance Contracts

Modifications
January 1, 2023	Initial Application of IFRS 17 and IFRS 9 – Comparative Information (Amendments to IFRS 17)
Amendments to IAS 8 – Definition of accounting estimates
Amendments to IAS 12 – Deferred Taxes Relating to Assets and Liabilities Arising from a Single Transaction
Amendment to IAS 12 – International Tax Reform Pillar II Model Rules

B.	New IFRSs and interpretations issued after the date of presentation of the consolidated financial statements

The following accounting pronouncements issued are applicable to annual periods beginning after January 1, 2023, and have not been applied in the preparation of these consolidated financial statements. The Corporation intends to adopt the accounting pronouncements applicable to them on their respective dates of application and not in advance.

Effective date	New standards or modifications
January 1, 2024	Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current
Amendments to IFRS 16 – Leasehold Liabilities on a Sale and Leaseback Sale.
Amendments to IAS 1 – Non-Current Liabilities with Covenants
Amendments to IAS 7 and IFRS 7 – Supplier Financing Arrangements

January 1, 2025	Amendment to IAS 21 – Lack of Convertibility

Effective date Deferred indefinitely	Amendments to IAS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

These accounting pronouncements issued but not yet effective are not expected to have a material impact on the Corporation consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

C.	Sustainability standards pronouncements not yet effective

The following pronouncements are applicable to the preparation of sustainability reports. The Corporation intends to adopt the pronouncements on their respective dates of application and not in advance.

Effective date	New standards or modifications
January 1, 2024	IFRS S1 General Requirements for Disclosures about Sustainability Disclosures Related to Financial Information
IFRS S2 Climate-related Disclosures

The enactment of sustainability IFRS S1 and S2 will be applicable in Peru once the Accounting Standards Board issues a pronouncement for the application of these standards for reporting entities in the country.

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

The Corporation is exposed to foreign exchange risk arising from local transactions in foreign currencies and from its foreign operations. As of December 31, 2022 and 2023, this exposure is focused mainly on fluctuations of the U.S. dollar, Chilean peso, and Colombian peso. The Corporation’s management monitors this risk by analyzing the country’s macroeconomic variables.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. Dollars, Chilean pesos and Colombian pesos, which are stated exchange rate published on that date, according to the currency type:

	As of December 31, 2022		As of December 31, 2023
	Buy	Sale	Buy	Sale
U.S. Dollars (a)	3.808	3.820	3.705	3.713
Chilean Peso (b)	0.004449	0.004463	0.004224	0.004233
Colombian Peso (c)	0.000792	0.000794	0.000969	0.000971

(a)	U.S. Dollar as published by the Superintendencia de Banca y Seguros (hereinafter SBS).

(b)	Chilean peso as published by Banco Central de Chile.

(c)	Colombian peso as published by Banco de la Republica de Colombia.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

The consolidated statement of financial position as of December 31, includes the following balances:

In thousands of US dollars	2022	2023
Assets
Cash and cash equivalents	58,280	105,542
Trade accounts receivable, net	124,593	174,305
Accounts receivable from related parties	142,435	142,435
Other accounts receivable	75,536	85,535
	400,844	507,817
Liabilities
Borrowings	(215,076)	(213,821)
Bonds	(5,569)	(3,890)
Trade accounts payable	(119,104)	(152,383)
Accounts payable to related parties	(3,171)	(3,504)
Other accounts payable	(88,012)	(64,277)
Other provisions	(42,241)	(2,032)
	(473,173)	(439,907)

The Corporation assumes foreign exchange risk because it does not use derivative financial instruments to mitigate exchange rate fluctuations.

For the periods ended December 31, 2021, 2022 and 2023, the Corporation’s exchange gains and losses was, (note 26.A):

In thousands of soles	2021	2022	2023
Gain	383,199	449,864	153,252
Loss	(430,410)	(450,133)	(176,414)
	(47,211)	(269)	(23,162)

If, as of December 31, 2023, the U.S. Dollars, the Chilean peso, and the Colombian peso had been strengthened/weakened against the Peruvian Sol, with all other variables held constant, the pre-tax results for the year would have the following impact:

	Profit (loss) before income tax
Effect in thousands of soles	Strengthening	Weakening
For the year ended as of December 31, 2023
USD (5% movement)	(1,158)	1,158
USD (10% movement)	(2,316)	2,316
For the year ended as of December 31, 2022
USD (5% movement)	(13)	13
USD (10% movement)	(27)	27
For the year ended as of December 31, 2021
USD (5% movement)	(2,361)	2,361
USD (10% movement)	(4,721)	4,721

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The consolidated statement of changes in equity includes foreign currency translation adjustments originated by its subsidiaries. The consolidated statement of financial position includes the following assets and liabilities in its currency (in thousands):

	2022		2023
	Assets	Liabilities	Assets	Liabilities
Chilean Pesos	60,684,971	81,864,810	37,715,040	53,101,695
Colombian Pesos	96,944,436	59,114,296	183,305,679	125,307,739

The Corporation’s foreign currency translation adjustment in 2023 was positive by S/ 29.1 million (negative by S/ 20.9 million in 2022).

(ii)	Price risk

The Corporation is exposed to the risk of hydrocarbon price fluctuations which impacts on the selling price of the products that it commercializes, which are significantly affected by changes in global economic conditions, resource availability, and the cycles of related industries. Management considers reasonable these possible fluctuations in the hydrocarbons prices, based in the Corporation´s economic market environment.

If, as of December 31, 2023, the oil price had increased/decreased, with all other variables held constant, the pre-tax profit for the year would have the following impact:

	Profit (loss) before income tax
Effect in thousands of soles	Strengthening	Weakening
For the year ended as of December 31, 2023
(5% movement)	5,225	(4,144)
(10% movement)	11,350	(7,431)
For the year ended as of December 31, 2022
(5% movement)	28,400	(29,800)
(10% movement)	56,400	(62,000)

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

The sensitivity to a reasonably possible change in interest rates is shown below. With all other variables held constant, the Corporation’s income before income taxes would be affected by the impact on variable rate borrowings. For the period ended December 31, 2023, the impact on income before income taxes on a 10% increase or decrease amounts to approximately S/ 3.1 million (S/ 2.5 million and S/ 2.6 million, respectively, in 2022). The assumed movement in basis points related to the interest rate sensitivity analysis is based on the current market environment.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(b)	Credit risks

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or commercial contract, resulting in a financial loss.

Credit risk for the Corporation arises from its operating activities due to credit exposure to customers and from its financial activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments. The maximum exposure to credit risk for the consolidated financial statements as of December 31, 2022 and 2023 is represented by the sum of cash and cash equivalents (note 9), trade accounts receivable (note 10), other accounts receivable (note 12) and accounts receivable from related parties (note 11).

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

Prudent liquidity risk management implies holding enough cash and cash equivalent, and financing available through a proper number of credit sources, and the ability to close positions in the market. Historically, the Corporation’s cash flows from operations have enabled it to meet its obligations including its financing activities. The Corporation has implemented various actions to reduce its exposure to liquidity risk and has developed a Financial Plan based on several steps, which were designed with a commitment to compliance within a reasonable period of time. The Financial Plan is intended to meet the various obligations at the Company and Corporation entities levels.

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

As of December 31, 2023, the Company has significant current payment obligations mainly arising from the Collaboration and Benefits Agreement (note 1.C) and the Bridge Loan (note 17.a). For this purpose, Management is developing a financial plan with the aim of covering the short-term part of these obligations.

Cash surplus on the amounts required for the administration of working capital are invested in checking accounts that generate interest and time deposits, selecting instruments with appropriate maturities or sufficient liquidity.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The table below analyzes the Corporation’s financial liabilities grouped according to the remaining period from the date of the statement of financial position to the date of maturity. The amounts disclosed in the table below are the contractual undiscounted cash flows, which include interest to be accrued according to the established schedule.

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of December 31, 2022
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	819,973	599,310	71,732	216,392	-	887,434
Finance leases	835	873	-	-	-	873
Lease liability for right-of-use asset	59,085	19,075	31,705	23,386	113	74,279
Bonds	869,913	141,246	185,114	419,969	707,800	1,454,129
Trade accounts payables (except non-financial liabilities)	1,037,013	1,027,256	9,757	-	-	1,037,013
Accounts payables to related parties	80,781	53,488	25,420	697	1,176	80,781
Other accounts payables and other provisions (except non-financial liabilities)	712,071	186,326	64,307	89,868	470,129	810,630
	3,579,671	2,027,574	388,035	750,312	1,179,218	4,345,139

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of December 31, 2023
Other financial liabilities (except liability for right-of-use asset)	780,145	568,284	165,022	163,943	-	897,249
Lease liability for right-of-use asset	42,562	17,754	23,487	8,725	73	50,039
Bonds	822,925	140,546	177,121	345,473	679,085	1,342,225
Trade accounts payables (except non-financial liabilities)	1,168,267	1,164,266	4,001	-	-	1,168,267
Accounts payables to related parties	72,936	44,372	28,564	-	-	72,936
Other accounts payables and other provisions (except non-financial liabilities)	673,663	195,279	57,601	138,356	410,377	801,613
	3,560,498	2,130,501	455,796	656,497	1,089,535	4,332,329

B.	Capital management

The Corporation’s objective in managing capital is to safeguard its ability to continue as going concern in order to generate returns to its shareholders, benefits to stakeholders, and keep an optimal capital structure to reduce capital cost. Since 2017, due to the situation of the Corporation, Management has monitored deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities. In special situations and events, the Corporation identifies potential deviations, requirements and establishes a plan.

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

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2023, the leverage ratio is as follows:

In thousands of soles	Note	2022	2023
Total borrowing, bonds and civil compensation (*)	17 and 18	2,238,699	2,115,471
Less: Cash and cash equivalents	9	(917,554)	(1,003,888)
Net debt (a)		1,321,145	1,111,583
Total equity (b)		1,346,006	1,487,289
Total net debt plus equity (a) + (b)		2,667,151	2,598,872
Gearing ratio		0.50	0.43

(*)	As of December 31, 2023, the provision for civil compensation amounts to S/ 469.8 million (S/ 488.9 million as of December 31, 2022).

During the years ended December 31, 2022 and 2023, there were no changes in the objectives, policies or processes related to capital management.

5.	Use of Judgments and Estimates

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

As a result of these evaluations, as of December 31, 2022 and 2023, no provision for goodwill impairment was identified (note 16.iii). As of December 31, 2022, the Corporation recognized impairment of the Vial y Vives-DSD brands for S/ 2.5 million; however, no provision was identified for the Morelco brand (note 16.iv).

As of December 31, 2022 and 2023, the Corporation conducted a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate, and revenue and terminal growth rate by 10% (this percentage corresponds to the relevant evaluation range for management). This analysis assumes that all other variables remain constant.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Goodwill

In 2023, if the gross margin, discount rate, and perpetual growth rate were 10% below or above management’s estimates, collectively and/or independently, the Corporation would not have had to recognize a provision for impairment of goodwill of UGE Engineering and Construction (Morelco), because its fair value would have increased or decreased by S/ 14.5 million.

In 2022, if the gross margin, discount and perpetual rate were 10% below or above management’s estimates, collectively and/or independently, the Corporation would not have had to recognize an impairment provision for goodwill of UGE Engineering and Construction (Morelco), because its fair value would have increased or decreased by S/ 13.5 million.

Trademarks

In 2023, if the revenue growth rate, discount rate and perpetual growth rate were 10% below or above management’s estimates, collectively and/or independently, the Corporation would not have had to recognize an impairment provision for the Vial y Vives-DSD brand because its fair value would have increased or decreased in the range of S/ 0.5 million and S/ 15 million, and for the Morelco brand, the Corporation would not have had to recognize an impairment provision because its fair value would have increased or decreased in the range of S/ 3.5 million and S/ 7.4 million.

In 2022, if the revenue growth rate, discount rate and perpetual growth rate were 10% below or above management’s estimates, collectively and/or independently, the Corporation would not have had to recognize an impairment provision for the Vial y Vives-DSD brand because its fair value would have increased or decreased in the range of in the range of S/ 3.1 million and S/ 3.9 million; and for the Morelco brand, the Corporation would not have had to recognize an impairment provision because its fair value would have increased or decreased in the range of S/ 2.1 million and S/ 16.1 million.

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

The income tax for the year includes Management’s evaluation of the amount of taxes to be paid in uncertain tax positions, where the liabilities have not yet been agreed with the tax administration. The Corporation’s possible maximum exposure to tax contingency amounts to S/ 411.6 million.

iii.	Percentage of completion revenue recognition

Revenue from services based on construction contracts are recognized by the percentage of completion method, according to the output method (note 2.W.i). The Corporation needs to estimate the cost to be obtained upon completion of the work. Projections of these costs are determined by Management based on their execution budgets and adjusted periodically in order to use updated information to reflect actual performance in the work. In this regard, Management believes that the estimates made at the end of the year are reasonable.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Contract revenues are recognized as such in the consolidated statement of comprehensive income and the costs related to the construction contract are recognized as costs of construction in the consolidated statement of comprehensive income in the accounting periods in which the project was executed. Costs directly related to a specific contract include: labor costs at the construction site (including construction supervision), costs of materials used in construction, depreciation costs of equipment used in the contract, design and technical assistance costs directly related to the contract, among others (note 2.X). However, any expected and likely cost overruns related to the contract over total expected income under the contract is recognized as expense immediately. In addition, any change in the estimates under the contract is recognized as a change in accounting estimates in the period in which the change is made and future periods, if applicable. In certain construction contracts, the terms of these agreements allow to retain an amount to customers until construction is completed.

As of December 31, a sensitivity analysis was performed considering a 10% increase/decrease in the construction margins in the following sectors: i) buildings, ii) energy, iii) industry, iv) infrastructure, v) mining, vi) oil & gas, vii) water and sewage, and viii) various services, as shown below:

	2021	2022	2023
Revenue	2,467,477	2,451,067	2,443,984
Gross profit	93,995	(14,212)	267,217
%	3.81	0.58	10.93
Plus 10%	4.19	0.64	12.02
Increase in profit (loss) before income tax	9,392	(1,475)	26,550
	103,387	(15,687)	293,767
Less 10%	3.43	0.52	9.84
Decrease in (loss) profit before income tax	(9,392)	1,475	(26,550)
	84,603	(12,737)	240,667

iv.	Provision for decommissioning and well closure

The provision for decommissioning and well closure is an obligation established by law for all operators. Accordingly, it is more likely than not that an outflow of resources will be required to settle the obligation and it is possible to reliably estimate its amount. The operator is responsible for this activity to the extent that the wells have been worked during the contract period.

As of December 31, 2022 and 2023, the estimate of the amount calculated by the Corporation is based on the following factors:

-	Total number of wells to be plugged,

-	Well decommissioning and plugging costs (these costs are estimated on the basis of plug and abandonment performed in previous periods and with quotations made for the Lot I and Lot V abandonment plan), and

-	Costs for facility abandonment and remediation areas

The Corporation estimates the present value of its future obligation for decommissioning and well closure costs (well closure liability) and increases the carrying amount of the asset to be retired in the future, which is shown in intangible assets item in the consolidated statement of financial position. The provision is recognized at the present value of the expected disbursements in local and foreign currency to settle the obligation using the Peruvian sovereign bond discount rate in local and foreign currency, respectively for 3, 5 and 22 years, effective as of December 2022 and 2023.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The pre-tax discount rates are the following:

	2022		2023
Discount rates	USD	PEN	USD	PEN
Lot I	5.41%	7.21%	5.04%	6.12%
Lot V	5.29%	6.96%	5.21%	5.69%
Lot III	6.57%	8.22%	5.62%	6.93%
Lot IV	6.57%	8.22%	5.62%	6.93%

The liability for the closure of wells and other oil premises is readjusted to reflect changes arising from the passage of time and from reviews conducted either at the date of occurrence or the amount of the present value of the originally estimated obligations (note 21).

If, as of December 31, 2022 and 2023, the estimated rate had increased or decreased by 10%, the impact on pre-tax profit would not have been significant. This analysis assumes that all other variables remain constant:

In thousands of soles	2022	2023
10%	383	(1,359)
(10%)	409	1,447

v.	Impairment of investment in associate and account receivable to Gasoducto Sur Peruano S.A.

As a consequence of the termination of the concession agreement signed between Gasoducto Sur Peruano S.A. (hereinafter “GSP”) and the Peruvian State (note 14.a.i), in 2019 the Company impaired the full value of its investment in GSP.

Regarding trade accounts receivable, to GSP (note 11 and note 14), the Management has determined its recoverability under the following assumptions: (i) the amount that GSP will recover as a result of a possible public auction y (ii) the liquidation of the company via the GSP Creditor´s meeting.

Accounts receivable related to GSP as of December 31, 2022 and 2023 amount to S/ 542.4 million and S/ 554 million, respectively (note 11).

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

In 2018, in relation to the amount to be recovered by GSP, the Company assumed a recovery of the minimum amount established in the Concession Agreement, which is equivalent to 72.25% of the Net Book Value (NBV) of the Concession assets. This amount represented a minimum payment to be obtained by GSP based on a public auction to be set up for the adequate transfer of the Concession’s assets to a new concessionaire, under the relevant contractual terms and conditions.

Beginning 2019, the recovery of NBV estimated by Management equals 50%, considering the agreements reached in the Final Collaboration and Benefits Agreement and a total term of eight years has been considered, which included the formation of the Creditors’ Meeting, the approval of the settlement plan, the presentation of the arbitration claim, as well as the entire arbitration process.

As of the date of this report, GSP is under liquidation. AENZA S.A.A. has pointed as chairman of the Creditors’ Meeting. On December 28, 2023, the Instituto Nacional de Defensa de la Competencia y de la Proteccion de la Propiedad Intelectual INDECOPI ordered the ex officio liquidation of GSP and the Technical Secretariat of the Commission called a Sole Meeting of Creditors for January 29, 2024, with the sole purpose of appointing a Liquidator for the process and approving a new Liquidation Agreement. The Sole Meeting was formed by the Creditors in attendance and approved the corresponding proposals by simple majority. Thus, on the aforementioned day, with 59% of the votes in attendance, the appointment of Alva Legal Asesoria Empresarial S.A.C. as GSP’s liquidator and the proposed Liquidation Agreement were approved. With this, the liquidation process of GSP continues its course, as well as the necessary actions for the recovery of NBV.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The Company considers that the term of eight (8) years for the recovery of the investment is adequate, considering the possibility of an arbitration process and the time it will take to execute the award. See assumptions and recognized values in note 14.a.i. The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 5.86% as of December 31, 2023.

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

Consolidation of entities in which the Corporation does not have joint control but holds rights and obligations over the assets and liabilities

The Corporation assesses, on an ongoing basis, the nature of the contracts signed with one or more parties. If the Corporation is not determined to have control or joint control but has rights to the assets and obligations for the liabilities under the arrangement, the Corporation recognizes its assets, liabilities, income and expenses and its interest in any jointly controlled assets or liabilities and any income or expenses arising from the arrangement as a joint operation in accordance with IFRS 11 – Joint Arrangements (note 2.B.v).

6.	Interests in Other Entities

The consolidated financial statements include the accounts of the Company and its subsidiaries. Additionally, the consolidated financial statements include interests in joint operations in which the Company or certain subsidiaries have joint control with their partners (note 2.B).

A.	Main subsidiaries

The following table shows the main direct and indirect subsidiaries classified by operating segment (note 7):

Name	Country	Economic activity
Engineering and Construction:

Cumbra Peru S.A.	Peru, Chile, and Colombia	Service of civil construction, electromechanical assembly, and building, management and implementation of real estate projects, and other related services.
GyM Chile S.p.A.	Chile	Investment funds, investment companies, and similar financial entities.
Vial y Vives – DSD S.A. (VyV)	Chile	Construction engineering projects, civil construction, and related technical advisory, rental of agriculture and livestock, forest, construction and civil engineering machinery and equipment without operators.
Morelco S.A.S.	Colombia, Ecuador, and Peru	Provision of construction and assembly services, supply of equipment and materials, operation and maintenance, and engineering services in the specialties of mechanics, instrumentation, and civil works.
Cumbra Ingenieria S.A.	Peru, Mexico, and Chile	Engineering advisory and consultancy, project execution, and project studies and supervision, and work management.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Name	Country	Economic activity
Energy:

Unna Energia S.A.	Peru	Oil and natural gas products and byproducts extraction, operation and exploitation services, as well as fuel storage and dispatch services.
Oiltanking Andina Services S.A. (OTAS)	Peru	Operation of the gas processing plant of Pisco – Camisea.
Transportadora de Gas Natural Comprimido Andino S.A.C. (TGNCA)	Peru	Development of natural gas activities and the supply, transport and trading of natural gas.

Infrastructure:

Unna Transporte S.A.C.	Peru	Operation and maintenance of highways and concessions.
Tren Urbano de Lima S.A. (TULSA)	Peru	Concession to operate the metro transportation system of Lima Metropolitana.
Carretera Andina del Sur S.A.	Peru	Concession to construct, operate, and maintain Section 1 of “Interoceanica Sur” highway.
Red Vial 5 S.A.	Peru	Concession to restore, operate, and maintain the “Ancon – Huacho – Pativilca” Section of “Panamericana Norte” Highway.
Carretera Sierra Piura S.A.C.	Peru	Concession to operate and maintain the Buenos Aires – Canchaque provincial highway.
Concesionaria Via Expresa Sur S.A.	Peru	Concession to design, construct, operate, and maintain Via Expresa – Paseo de la Republica in Lima.

Real estate:

Viva Negocio Inmobiliario S.A.C. (VIVA)	Peru	Development and management of real estate projects directly or jointly to other partners.

Parent company and other entities:

CAM Holding S.p.A.	Chile	Investment company.
Aenza Servicios Corporativos S.A.C. (before Qualys S.A.C.)	Peru	Provision of human, economic and technological services to the Corporation’s companies.
Promotores Asociados de Inmobiliarias S.A.	Peru	It operates in the real estate industry and is engaged in development and sale of offices.
Negocios del Gas S.A.	Peru	Investment company for construction, operation, and maintenance of natural gas and natural gas liquids transportation systems.
Inversiones en Autopistas S.A.	Peru	Company holding shares, interests, or other any ownership or credit investment.
Operadores de Infraestructura S.A.C.	Peru	Activities related to the leasing of advertising space and commercial premises on Line 1 of the Lima Metro.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2022 and 2023:

	2022			2023
In percentage	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by non-controlling interests (%)	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by non-controlling interests (%)
Engineering and Construction:
Cumbra Peru S.A.	99.39%	-	0.61%	99.53%	-	0.47%
- Morelco S.A.S.	-	100.00%	-	-	100.00%	-
- GyM Chile S.p.A.	-	100.00%	-	-	100.00%	-
- Vial y Vives - DSD S.A.	-	99.16%	0.84%	-	99.16%	0.84%
- Cumbra Inversiones Colombia S.A.S.	-	100.00%	-	-	100.00%	-
Cumbra Ingenieria S.A.	89.41%	-	10.59%	89.41%	-	10.59%
- Ecologia Tecnologia Ambiental S.A.C.	-	100.00%	-	-	100.00%	-
- GM Ingenieria y Construccion de CV	-	100.00%	-	-	100.00%	-
- Cumbra Ingenieria Chile S.p.A.	-	-	-	-	100.00%	-
- GM Ingenieria Bolivia S.R.L.	-	98.57%	1.43%	-	-	-
Energy:
Unna Energia S.A.	95.00%	-	5.00%	95.00%	-	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	-	50.00%	50.00%
- Transportadora de Gas Natural Comprimido Andino S.A.C.	-	100.00%	-	-	100.00%	-
Infrastructure:
Unna Transporte S.A.C.	100.00%	-	-	100.00%	-	-
Tren Urbano de Lima S.A.	75.00%	-	25.00%	75.00%	-	25.00%
Carretera Andina del Sur S.A.C	100.00%	-	-	100.00%	-	-
Red Vial 5 S.A.	18.20%	48.80%	33.00%	18.20%	48.80%	33.00%
Carretera Sierra Piura S.A.C.	99.96%	0.04%	-	99.96%	0.04%	-
Concesionaria Via Expresa Sur S.A.	98.89%	1.11%	-	98.89%	1.11%	-
Real Estate:
Viva Negocio Inmobiliario S.A.C.	99.54%	-	0.46%	99.54%	-	0.46%
Parent company and other entities:
AENZA Servicios Corporativos S.A.C.	100.00%	-	-	100.00%	-	-
Promotora Larcomar S.A.	46.55%	-	53.45%	46.55%	-	53.45%
Negocios del Gas S.A.	99.99%	0.01%	-	99.99%	0.01%	-
Agenera S.A.	99.00%	1.00%	-	99.00%	1.00%	-
Inversiones en Autopistas S.A.	1.00%	99.00%	-	1.00%	99.00%	-
Cam Holding S.p.A.	100.00%	-	-	100.00%	-	-

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

B.	Public service concessions

The Corporation has public service concessions. When applicable, the income attributable to the construction or restoration of infrastructure has been accounted for by applying the models described in note 2.E (financial asset model and intangible assets).

In all Corporation’s concessions, the infrastructure returns to the Grantor at the end of the Agreement.

Find below the concessions held by the Corporation as of December 31, 2022 and 2023:

Name of Concessionaire	Description	Estimated investment	Consideration	Interest	Concession termination	Accounting model
Carretera Andina del Sur S.A.	This company operates and maintains a highway of 750 km from San Juan de Marcona Port to Urcos, Peru, which is connected to the Interoceanica highway. The highway has five tolls and three weigh stations.	US$ 99 million	Transaction secured by the Peruvian Government comprising annual payments for highway maintenance and operation, under responsibility of the Ministerio de Transporte y Comunicaciones (MTC).	100.00%	2032	Financial asset

Carretera Sierra Piura S.A.C.	This company regularly operates and maintains a highway of 78 km, which connects Buenos Aires and Canchaque towns in Peru. The highway has one toll.	US$ 31 million	Transaction secured by the Peruvian Government regardless traffic volume. Revenue is secured by an estimated annual amount of US$ 1.4 million.	100.00%	2025	Financial asset

Concesionaria La Chira S.A.	Design, financing, construction, operation, and maintenance of “Planta de Tratamiento de Aguas Residuales y Emisario Submarino La Chira” project. About 25% of sewage of Lima is treated under this project.	S/ 450 million	Transaction secured by the Peruvian Government consisting of monthly and quarterly payments settled by Sedapal´s collection trust.	50.00%	2037	Financial asset

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Tren Urbano de Lima S.A.	Concession to operate the Electric Mass Transportation System of Lima and Callao, Line 1 Villa El Salvador - Avenida Grau - San Juan de Lurigancho, the only railway system in Lima Metropolitana, including (i) operation and maintenance of existing trains (24 trains as initial investment and 20 additional trains) and (ii) operation and maintenance of the railway system (railway and infrastructure).	S/ 566 million	Transaction secured by the Peruvian Government through a quarterly payment made by the MTC based on kilometers per train.	75.00%	2041	Financial asset

Red Vial 5 S.A.	Operation and maintenance of the highway connecting Lima to the northwest of Peru. This highway is 183km long and is known as Red Vial 5, from Ancon to Pativilca and has three tolls.	US$ 187 million	Collected from users (self-funded concession; revenue comes from toll collection).	67.00%	2028	Intangible

Concesionaria Via Expresa Sur S.A.	Design, financing, construction, operation and maintenance of the infrastructure associated with the Via Expresa Sur project.	-	Contract whereby the Company was entitled to charge users a toll rate; the Peruvian State guaranteed to pay the Company an amount to cover the deficit between the amount charged to users and the annual limits stipulated in the contract. On December 16, 2022, the Metropolitan Municipality of Lima and the Concessionaire Via Expressa Sur declared the expiration of the Concession Contract.	100.00%	2022	Financial asset

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

C.	Hydrocarbon and gas contracts

As of December 31, 2023, the subsidiary Unna Energia S.A. has mainly two contracts signed with Perupetro S.A. (in 2022, it had three contracts), as indicated below:

i.	License agreement for the exploitation of hydrocarbons (Lot III)

Subscribed with Perupetro S.A. in March 2015 for a period of thirty years for oil, and forty years for non-associated natural gas counted from April 5, 2015, the date corresponding to the start of operations. The lot is located in the provinces of Talara and Paita, Grau region, northeastern Peru. As of December 31, 2023, the Company held a total of 514 wells of which 137 wells were active and 377 wells were inactive (as of December 31, 2022 it held 505 wells of which 172 wells were active and 333 wells were inactive).

ii.	License agreement for the exploitation of hydrocarbons (Lot IV)

Subscribed with Perupetro S.A. in March 2015 for a period of thirty years for oil, and forty years for non-associated natural gas counted from April 5, 2015, the date corresponding to the start of operations. The lot is located in the provinces of Talara and Contralmirante Villar, department of Piura and Tumbes, Grau region, northeastern Peru. As of December 31, 2023, the Company had a total of 594 wells of which 377 wells were active and 217 wells were inactive (as of December 31, 2022 it had 578 wells of which 361 wells were active and 217 wells were inactive).

iii.	Service contract for exploration and exploitation of hydrocarbons (Lot I)

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

iv.	Service contract for exploration and exploitation of hydrocarbons (Lot V)

This contract was signed with Perupetro S.A. in 1993 for a period of twenty years. In March 2010 the Extension Agreement to the oil services contract was signed until October 7, 2023. The lot is located in the provinces of Talara and Contralmirante Villar, departments of Piura and Tumbes, Grau region, northeastern Peru. To date, the Company is in the process of obtaining the approval of the Abandonment Plan in order to execute the activities under its responsibility due to the termination of the Contract.

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

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

D.	Joint operations

As of December 31, 2021, 2022 and 2023, the Corporation participates in 39, 38 and 37 joint operations with third parties, respectively. The table below lists the main joint operations in which the Corporation participates.

	Percentage of interest
Joint operations	2021	2022	2023
AENZA S.A.A.
- Concesionaria La Chira S.A.	50%	50%	50%
Cumbra Peru S.A.
- Consorcio Huacho Pativilca	67%	67%	67%
- Consorcio GyM – CONCIVILES	67%	67%	67%
- Consorcio Chicama – Ascope	50%	50%	50%
- Consorcio Constructor Alto Cayma	50%	50%	50%
- Consorcio Ermitaño	50%	50%	50%
- Consorcio GyM-Stracon	50%	50%	50%
- Consorcio HV GyM	50%	50%	50%
- Consorcio La Chira	50%	50%	50%
- Consorcio Lima Actividades Comerciales Sur	50%	50%	50%
- Consorcio Lima Actividades Sur	50%	50%	50%
- Consorcio Rio Urubamba	50%	50%	50%
- Consorcio Alto Cayma	49%	49%	49%
- Consorcio La Gloria	49%	49%	49%
- Consorcio Norte Pachacutec	49%	49%	49%
- Consorcio Italo Peruano	48%	48%	48%
- Consorcio Vial Quinua	46%	46%	46%
- Consorcio Constructor Ductos del Sur	29%	29%	29%
- Consorcio Constructor Chavimochic	27%	27%	27%
- Consorcio Intipunku	49%	49%	49%
Unna Energia S.A.
- Consorcio Terminales	50%	50%	50%
- Terminales del Peru	50%	50%	50%
Unna Transporte S.A.C.
- Consorcio Peruano de Conservación	50%	50%	50%
- Consorcio Manperan	67%	67%	67%
- Consorcio Vial Sierra	100%	100%	100%
- Consorcio Vial Ayahuaylas	99%	99%	99%
- Consorcio Vial Sullana	99%	99%	99%
- Consorcio Vial del Sur	99%	99%	99%
- Consorcio Obras Viales	99%	-	-
Cumbra Ingenieria S.A.
- Consorcio Vial la Concordia	88%	88%	88%
- Consorcio GMI- Haskoningdhv	70%	70%	70%
- Consorcio Supervisor Ilo	55%	55%	55%
- Consorcio Poyry-GMI	40%	40%	40%
- Consorcio Internacional Supervision Valle Sagrado	33%	33%	33%
- Consorcio Ecotec – GMI – PIM	90%	90%	90%
- Consorcio Ribereno Chinchaycamac	100%	100%	100%
- Consorcio Supervisor GRH	83%	83%	83%
- Consorcio Ecotec – GMI	100%	100%	100%

All joint agreements listed above are operated in Peru.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The main activities of the joint operations correspond to:

Joint agreements	Economic activity
AENZA S.A.A.

Construction, operation, and maintenance of the raw sewage treatment plant of La Chira to the south of Lima. The purpose of the project is to face environmental problems of Lima, due to raw sewage flowing into the sea.

Cumbra Peru S.A.	Consortiums created only to come into construction contracts.

Unna Energia S.A.

Terminales del Peru and Consorcio Terminales provide services of reception, storage, shipment, and transportation of liquid hydrocarbons such as gasoline, fuel for aircrafts, diesel and residual fuel, among others.

Unna Transporte S.A.C.	Services of refurbishment, routinary and regular maintenance of highways, and highway preservation and conservation services.

Cumbra Ingenieria S.A.	Engineering advisory and consulting services, execution of studies and projects, project management, and work supervision.

7.	Operating Segments

A.	Basis of Segmentation

The Corporation has four strategic division, which are its reportable segments. These reportable segments offer different products and services, and are managed separately because they require different business strategies.

Separate financial information is available for the reportable segments that are regularly evaluated by the Executive Committee (Chief operating decision maker, “CODM”) which is led by the Corporate General Manager, in deciding how to allocate resources and assess performance.

Reportable segments are reported consistently with the internal reports that are reviewed by the Executive Committee. This Committee acts as the maximum authority in operation decision making and is responsible for allocated resources and assessing the performance of each operating segments.

The Corporation’s reporting segments are: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

Corporation’s sales and accounts receivable are not concentrated in a few customers. There are no external customers representing 10% or more of the Corporation’s revenue.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

B.	Information on reportable segments

The operations of Corporation in each reportable segment are as follows:

(a)	Engineering and construction: traditional engineering services such as architectural planning, structural, civil and design engineering for advanced specialties including process design, simulation, and environmental services, as well as construction services related to: i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electromechanical construction, such as concentrator plants, oil and natural gas pipelines, and electric transmission lines; iii) building construction, such as offices, residential buildings, hotels, and affordable housing projects, shopping centers, and industrial facilities.

This reportable segment is mainly comprised by the companies Cumbra Peru S.A. and Cumbra Ingenieria S.A. (located in Peru), Vial y Vives D.S.D. (located in Chile) and Morelco S.A. (located in Colombia). These companies are engaged in engineering and construction services and subjected to the execution of contracts and compliance of the regulations applicable to the engineering and construction industry. These construction companies can execute projects in similar countries in South America (Peru, Chile and Colombia).

(b)	Energy: oil exploration, exploitation, production, treatment, and trade of oil, separation and trade of natural gas and its byproducts at the gas processing plant, as well as the construction and assembly of oil facilities or those linked to the oil and gas industry and the storage and dispatch of fuel and oil by products.

(c)	Infrastructure: long-term concessions or similar contractual arrangements in Peru for three different operating segments (i) toll roads, (ii) transportation, and (iii) water treatment, which are presented as the infrastructure reportable segment. This segment executes the operation and maintenance services for its assets.

(d)	Real Estate: develops and sales properties to low and middle-income, which are experiencing a significant increase in available income, and also luxury properties to a lesser degree, as well as the development of commercial and office space.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The following table shows the Corporation’s financial statements by operating segments:

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company and other entities	Eliminations	Consolidated
As of December 31, 2022
Assets
Cash and cash equivalents	209,737	104,553	130,213	171,747	2,910	111,487	186,907	-	917,554
Trade accounts receivables, net	697,512	80,245	34,183	118,867	898	146,316	561	-	1,078,582
Accounts receivable from related parties	86,146	68	51,523	4,455	52	378	115,736	(230,613)	27,745
Other accounts receivable, net	298,784	39,921	28,902	15,229	30	5,380	7,294	(2,345)	393,195
Inventories, net	41,933	29,935	9,655	39,780	-	227,067	-	(1,587)	346,783
Prepaid expenses	10,945	2,055	5,496	369	160	448	8,625	-	28,098
Total current assets	1,345,057	256,777	259,972	350,447	4,050	491,076	319,123	(234,545)	2,791,957
Trade accounts receivable, net	2,806	-	16,215	699,487	1,392	3,969	-	-	723,869
Accounts receivable from related parties	299,268	-	15,858	42	14,015	-	602,004	(388,795)	542,392
Prepaid expenses	-	826	14,549	1,731	632	-	65	(510)	17,293
Other accounts receivable, net	101,366	89,782	-	-	7,346	55,347	31,889	-	285,730
Inventories, net	-	-	-	-	-	65,553	-	-	65,553
Investments in associates and joint ventures	975	12,049	-	-	-	2,752	1,509,790	(1,510,650)	14,916
Investment property, net	-	-	-	1,507	-	19,823	40,594	-	61,924
Property, plant and equipment, net	102,822	176,596	6,193	848	150	7,531	1,286	(10,961)	284,465
Intangible assets and goodwill, net	131,431	363,066	274,597	238	-	615	13,414	3,975	787,336
Right-of-use assets, net	8,745	12,795	7,106	23	143	2,580	38,485	(19,670)	50,207
Deferred tax asset	175,702	4,572	26,787	-	415	23,781	59,316	5,065	295,638
Total non-current assets	823,115	659,686	361,305	703,876	24,093	181,951	2,296,843	(1,921,546)	3,129,323
Total assets	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company and other entities	Eliminations	Consolidated
As of December 31, 2022
Liabilities
Borrowings	19,191	38,612	3,844	17	6	43,118	480,735	(11,261)	574,262
Bonds	4,554	-	41,343	31,203	-	-	-	-	77,100
Trade accounts payable	740,142	124,259	52,916	52,292	223	35,939	16,950	4,535	1,027,256
Accounts payable to related parties	297,505	2,734	46,257	22,421	296	12,227	20,291	(348,243)	53,488
Current income tax	12,495	247	8,609	2,433	104	45,092	672	-	69,652
Other accounts payable	490,494	19,724	49,187	9,146	1,298	115,661	24,837	(4,905)	705,442
Provisions	81,288	20,535	1,722	1,197	-	540	27,644	-	132,926
Total current liabilities	1,645,669	206,111	203,878	118,709	1,927	252,577	571,129	(359,874)	2,640,126
Borrowings	6,480	100,597	3,462	-	138	10,852	192,435	(8,333)	305,631
Bonds	16,719	-	177,341	598,753	-	-	-	-	792,813
Trade accounts payable	-	-	-	9,757	-	-	-	-	9,757
Other accounts payable	94,261	-	2,243	189	2,932	-	2,694	-	102,319
Accounts payable to related parties	7,886	57,300	1,176	27,294	21,663	-	189,451	(277,477)	27,293
Provisions	11,453	49,701	11,463	4,947	-	-	491,463	-	569,027
Deferred tax liability	16,670	53,242	-	58,396	-	-	-	-	128,308
Total non-current liabilities	153,469	260,840	195,685	699,336	24,733	10,852	876,043	(285,810)	1,935,148
Total liabilities	1,799,138	466,951	399,563	818,045	26,660	263,429	1,447,172	(645,684)	4,575,274
Equity attributable to owners of the Company	363,404	417,970	166,678	177,208	1,483	278,501	1,165,811	(1,509,551)	1,061,504
Non-controlling interest	5,630	31,542	55,036	59,070	-	131,097	2,983	(856)	284,502
Total liabilities and equity	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company and other entities	Eliminations	Consolidated
As of December 31, 2023
Assets
Cash and cash equivalents	342,120	40,707	124,283	134,252	3,235	175,920	183,371	-	1,003,888
Trade accounts receivables, net	783,231	119,948	26,353	127,336	943	3,038	952	-	1,061,801
Accounts receivable from related parties	57,024	642	59,279	3,569	643	406	161,430	(267,550)	15,443
Other accounts receivable, net	265,378	40,298	21,101	6,372	1	10,418	6,849	(2,345)	348,072
Inventories, net	51,108	46,064	6,760	43,993	-	212,582	-	(10)	360,497
Prepaid expenses	15,461	2,022	4,651	334	169	71	6,388	2	29,098
Total current assets	1,514,322	249,681	242,427	315,856	4,991	402,435	358,990	(269,903)	2,818,799
Long-term trade accounts receivable, net	744	-	6,430	756,990	1,453	3,354	-	-	768,971
Long-term accounts receivable from related parties	298,946	-	17,157	42	14,015	-	419,282	(221,157)	528,285
Prepaid expenses	-	480	11,920	1,611	580	-	-	(510)	14,081
Other accounts receivable, net	102,250	77,116	-	-	7,346	59,764	64,928	-	311,404
Inventories, net	-	-	-	-	-	70,282	-	-	70,282
Investments in associates and joint ventures	968	10,536	-	-	-	2,103	1,737,129	(1,737,989)	12,747
Investment property, net	-	-	-	1,427	-	18,203	38,630	-	58,260
Property, plant and equipment, net	83,146	211,127	5,187	1,047	233	5,562	863	-	307,165
Intangible assets and goodwill, net	143,228	370,370	225,363	138	-	617	12,740	-	752,456
Right-of-use assets, net	4,874	8,270	3,226	25	122	1,317	28,700	(10,239)	36,295
Deferred tax asset	153,841	5,142	24,098	-	421	15,577	56,670	14	255,763
Total non-current assets	787,997	683,041	293,381	761,280	24,170	176,779	2,358,942	(1,969,881)	3,115,709
Total assets	2,302,319	932,722	535,808	1,077,136	29,161	579,214	2,717,932	(2,239,784)	5,934,508

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company and other entities	Eliminations	Consolidated
Liabilities
Borrowings	24,081	39,052	15,358	26	5	11,618	437,729	(11,840)	516,029
Bonds	3,611	-	49,369	28,558	-	-	-	-	81,538
Trade accounts payable	928,109	111,816	48,232	38,272	121	21,622	16,094	-	1,164,266
Accounts payable to related parties	78,561	80,357	47,599	69,632	7	10,990	17,154	(259,928)	44,372
Current income tax	19,370	677	3,159	13,160	54	323	1,655	-	38,398
Other accounts payable	416,927	26,122	34,045	10,429	1,167	86,968	33,170	-	608,828
Provisions	83,831	20,215	1,171	1,925	-	193	9,751	-	117,086
Total current liabilities	1,554,490	278,239	198,933	162,002	1,354	131,714	515,553	(271,768)	2,570,517
Borrowings	697	84,989	594	-	123	73,058	147,399	(182)	306,678
Bonds	10,834	-	130,750	599,803	-	-	-	-	741,387
Trade accounts payable	-	-	-	4,001	-	-	-	-	4,001
Other accounts payable	47,984	-	493	161	3,141	-	457,532	-	509,311
Accounts payable to related parties	7,481	-	1,226	28,563	23,146	-	197,485	(229,337)	28,564
Provisions	12,366	46,287	10,002	2,228	-	-	27,184	-	98,067
Deferred tax liability	58,804	66,415	-	63,473	-	-	2	-	188,694
Total non-current liabilities	138,166	197,691	143,065	698,229	26,410	73,058	829,602	(229,519)	1,876,702
Total liabilities	1,692,656	475,930	341,998	860,231	27,764	204,772	1,345,155	(501,287)	4,447,219
Equity attributable to owners of the Company	604,039	424,874	146,259	162,680	1,397	289,942	1,369,744	(1,736,558)	1,262,377
Non-controlling interest	5,624	31,918	47,551	54,225	-	84,500	3,033	(1,939)	224,912
Total liabilities and equity	2,302,319	932,722	535,808	1,077,136	29,161	579,214	2,717,932	(2,239,784)	5,934,508

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Operating segment performance

Segment Reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company and other entities	Eliminations	Consolidated
For the year ended December 31, 2021
Revenue	2,753,987	541,859	515,382	348,915	3,650	239,391	67,202	(328,988)	4,141,398
Gross profit (loss)	139,035	110,078	81,964	81,993	1,322	42,025	3,372	16,917	476,706
Administrative expenses	(125,094)	(14,575)	(14,460)	(14,267)	(449)	(14,911)	(46,193)	(13,255)	(243,204)
Other income and expenses	40,301	(4,400)	(3,683)	1,537	4	1,337	(38,705)	(868)	(4,477)
Operating profit (loss)	54,242	91,103	63,821	69,263	877	28,451	(81,526)	2,794	229,025
Financial expenses	(118,725)	(13,436)	(27,568)	(8,298)	(124)	(11,927)	(46,265)	29,928	(196,415)
Financial income	1,278	298	2,544	520	510	470	40,740	(43,714)	2,646
Interest for present value of financial asset or liability	(2,395)	(533)	(1,874)	-	-	1,779	(72,411)	12,402	(63,032)
Share of profit or loss in associates
and joint ventures	(1,794)	2,833	-	-	-	831	35,686	(38,417)	(861)
(Loss) profit before income tax	(67,394)	80,265	36,923	61,485	1,263	19,604	(123,776)	(37,007)	(28,637)
Income tax	(14,140)	(22,469)	(10,012)	(19,382)	(500)	(6,644)	26,808	(66)	(46,405)
(Loss) profit from continuing operations	(81,534)	57,796	26,911	42,103	763	12,960	(96,968)	(37,073)	(75,042)
Loss from discontinuing operations	-	-	-	-	-	-	(26,716)	(58)	(26,774)
(Loss) profit for the year	(81,534)	57,796	26,911	42,103	763	12,960	(123,684)	(37,131)	(101,816)
(Loss) profit from attributable to:
Owners of the Company	(82,160)	51,294	15,946	31,577	763	794	(123,637)	(36,347)	(141,770)
Non-controlling interest	626	6,502	10,965	10,526	-	12,166	(47)	(784)	39,954
	(81,534)	57,796	26,911	42,103	763	12,960	(123,684)	(37,131)	(101,816)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company and other entities	Eliminations	Consolidated
For the year ended December 31, 2022
Revenue	2,679,198	633,792	614,525	388,811	4,412	367,276	68,091	(350,981)	4,405,124
Gross profit (loss)	(23,293)	118,934	105,400	119,729	4,644	151,797	11,702	10,607	499,520
Administrative expenses	(126,844)	(13,942)	(12,861)	(10,806)	(947)	(15,932)	(35,543)	2,388	(214,487)
Other income and expenses	79,114	639	25,291	(3,042)	-	(5,014)	(332,399)	(55,203)	(290,614)
Operating profit (loss)	(71,023)	105,631	117,830	105,881	3,697	130,851	(356,240)	(42,208)	(5,581)
Financial expenses	(70,040)	(17,704)	(26,655)	(7,235)	(1,691)	(9,407)	(65,285)	41,543	(156,474)
Financial income	2,010	1,692	2,119	2,440	223	1,086	52,271	(46,387)	15,454
(Loss) gain on present value of financial asset or financial liability	(6,196)	2,078	(267)	-	-	2,616	(84,245)	-	(86,014)
Share of profit or loss in associates and joint ventures	13,511	3,098	-	-	-	626	14,338	(29,666)	1,907
(Loss) profit before income tax	(131,738)	94,795	93,027	101,086	2,229	125,772	(439,161)	(76,718)	(230,708)
Income tax	(15,755)	(30,905)	(19,587)	(31,836)	(746)	(42,885)	10,397	(29)	(131,346)
(Loss) profit for the year	(147,493)	63,890	73,440	69,250	1,483	82,887	(428,764)	(76,747)	(362,054)
(Loss) profit from attributable to:
Owners of the Company	(145,695)	56,800	59,262	51,937	1,483	31,094	(428,905)	(77,127)	(451,151)
Non-controlling interest	(1,798)	7,090	14,178	17,313	-	51,793	141	380	89,097
	(147,493)	63,890	73,440	69,250	1,483	82,887	(428,764)	(76,747)	(362,054)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company and other entities	Eliminations	Consolidated
For the year ended December 31, 2023
Revenue	2,653,466	682,682	596,759	413,416	4,801	220,015	96,338	(366,002)	4,301,475
Gross profit (loss)	277,550	102,277	101,444	123,441	2,742	64,174	14,501	9,439	695,568
Administrative expenses	(116,215)	(16,030)	(20,447)	(11,266)	(917)	(18,301)	(29,545)	(6,649)	(219,370)
Other income and expenses	(5,765)	7,778	752	1,905	(41)	2,751	2,776	3,549	13,705
Operating profit (loss)	155,570	94,025	81,749	114,080	1,784	48,624	(12,268)	6,339	489,903
Financial expenses	(78,303)	(20,279)	(24,360)	(6,550)	(450)	(9,590)	(96,632)	46,120	(190,044)
Financial income	1,126	2,553	7,361	7,505	706	7,103	52,843	(47,897)	31,300
Interests for present value of financial asset or liability	(283)	(2,725)	(1,756)	(362)	-	5,303	2,399	-	2,576
Share of profit or loss in associates and joint ventures	(1)	2,940	-	-	-	73	172,459	(172,460)	3,011
Profit (loss) before income tax	78,109	76,514	62,994	114,673	2,040	51,513	118,801	(167,898)	336,746
Income tax	(80,377)	(23,722)	(19,887)	(36,046)	(643)	(23,316)	(6,555)	(5,079)	(195,625)
(Loss) profit for the year	(2,268)	52,792	43,107	78,627	1,397	28,197	112,246	(172,977)	141,121
Profit (loss) from attributable to:
Owners of the Company	(1,576)	46,238	29,135	58,970	1,397	11,441	112,193	(173,199)	84,599
Non-controlling interest	(692)	6,554	13,972	19,657	-	16,756	53	222	56,522
	(2,268)	52,792	43,107	78,627	1,397	28,197	112,246	(172,977)	141,121

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Inter-segmental sale transactions are made at prices similar to those that would have been agreed to with non-related third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the consolidated statement of profit or loss. Sale of goods are related to real estate segment. Revenues from services are related to other segments.

C.	Geographic information:

Revenue derived from operations abroad (Chile and Colombia) represents 27.2% of the Corporation’s total income in 2023 (19.5% in 2022 including Chile and Colombia).

Segments by geographical areas:

In thousands of soles	2021	2022	2023
Revenues:
- Peru	3,284,673	3,544,465	3,132,541
- Chile	750,565	708,996	557,785
- Colombia	106,160	151,663	611,149
	4,141,398	4,405,124	4,301,475
Non-current assets:
- Peru	2,752,560	2,911,954	2,923,737
- Chile	165,652	151,328	114,889
- Colombia	98,766	66,041	77,083
	3,016,978	3,129,323	3,115,709

D.	EBITDA adjusted for other items

The Executive Committee uses adjusted EBITDA (earnings before interest, tax, depreciation, and amortization) as the primary relevant indicator to understanding the operating performance of the Corporation and its operating segments.

Adjusted EBITDA is not a measurement of results based on International Financial Reporting Standards. The Corporation’s definition related to adjusted EBITDA may not be comparable to similar performance measures and disclosures from other entities.

The adjusted EBITDA is reconciled to net loss as follows:

In thousands of soles	2021 (*)	2022	2023
Net (loss) profit	(101,816)	(362,054)	141,121
Financial income and expenses	209,495	141,020	158,744
Interests for present value of financial asset or liability	63,032	86,014	(2,576)
Income tax	41,443	131,346	195,625
Depreciation and amortization	205,307	177,023	236,905
Adjusted EBITDA	417,461	173,349	729,819
Adjustments to EBITDA - Other adjustments
Impairment of investments	-	14,525	-
Provisions: civil compensation and legal claims	30,457	256,198	-
Put option on Morelco S.A.S. acquisition	(70,322)	-	-
Adjusted EBITDA for other adjustments	377,596	444,072	729,819

(*)	Does not include the effect of the discontinued operation of Adexus S.A. (note 35)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The adjusted EBITDA with non-recurring items per segment is as follows:

In thousands of soles	2021 (*)	2022	2023
Engineering and construction	47,295	(72,335)	180,660
Energy	173,664	184,199	236,332
Infrastructure	197,066	262,626	259,235
Real estate	36,912	137,671	54,646
Parent company and other entities	(34,450)	10,550	173,937
Intercompany eliminations	(42,891)	(78,639)	(174,991)
	377,596	444,072	729,819

(*)	Does not include the effect of the discontinued operation of Adexus S.A. (note 35)

8.	Financial Instruments

A.	Financial instruments by category

Financial assets related to concession agreements are shown in the consolidated statement of financial position as ’short-term trade accounts receivable’ and ‘long-term trade accounts receivable’.

As of December 31, the classification of financial assets and liabilities by category is as follows:

In thousands of soles	2022	2023
Financial assets according to the consolidated statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	917,554	1,003,888
- Trade accounts receivable and other accounts receivable
(excluding non-financial assets) (i)	1,452,606	1,379,202
- Financial assets related to concession agreements (ii)	861,190	908,371
- Accounts receivable from related parties	570,137	543,728
	3,801,487	3,835,189

In thousands of soles	2022	2023
Financial liabilities according to the consolidated statement of financial position
Other financial liabilities at amortized cost:
- Other financial liabilities	819,973	780,145
- Finance leases	835	-
- Lease liability for right-of-use asset	59,085	42,562
- Bonds	869,913	822,925
- Trade and other accounts payable
(excluding non-financial liabilities) (iii)	1,207,739	1,785,487
- Accounts payable to related parties	80,781	72,936
	3,038,326	3,504,055
Other financial liabilities:
- Other provisions (iv)	541,345	56,443

(i)	The following non-financial assets are excluded: advances to suppliers for S/ 98 million and tax receivable for S/ 104.7 million (S/ 53.7 million and S/ 141.9 million, respectively, as of December 31, 2022).
(ii)	It’s included in the trade accounts receivable item.
(iii)	The following non-financial liabilities are excluded: advances received from customers for S/241.5 million, taxes payable for S/158.1 million, Salaries and other personnel payable for S/92.2 million and others for S/9.1 million (S/365.7 million, S/165.8 million, S/99.2 million and S/6.2 million, respectively, as of December 31, 2022).
(iv)	Includes civil compensation to Peruvian Government S/ 56.4 million (S/ 488.9 million for civil compensation and S/ 52.5 million for INDECOPI, as of December 31, 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

B.	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed with reference to external risk ratings, if any, or based on historical information on the default rates of their counterparties, see note 4.A(b).

As of December 31, the credit quality of financial assets is shown below:

In thousands of soles	2022	2023
Cash and cash equivalents (*)
Banco de Credito del Peru (A+)	363,283	526,942
Banco Internacional del Peru (A)	231,174	114,878
Banco Continental BBVA (A+)	97,422	118,465
Scotiabank Peru (A+)	79,408	76,429
Citibank del Peru (A+)	60,858	37,027
Banco Santander Chile (AAA)	42,823	23,772
Banco de la Nacion (A)	28,566	24,996
Banco de Bogota (AAA)	3,555	70,513
Banco Santander Peru (A+)	2,563	2,280
Banco Scotiabank Chile (A+)	1,984	1,701
Banco Interamericano de Finanzas (A)	731	215
Other	1,505	2,029
	913,872	999,247

(*)	The difference between the balances shown and the balances of the consolidated statement of financial position correspond to cash and remittances in transit (note 9).

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

The credit quality of customers is assessed in three categories (internal classification):

A:	new customers/related parties (less than six months);

B:	existing customers/related parties (with more than six months of trade relationship) with no previous default history; and

C:	existing customers/related parties (with more than six months of trade relationship) with previous default history.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands of soles	Note	2022	2023
Trade accounts receivable	10
Counterparties with no external risk rating
A		162,555	25,424
B		1,635,926	1,801,336
C		3,970	4,012
		1,802,451	1,830,772
Receivable from related parties and joint operators
B (*)		18,760	16,006
C		8,985	-
		27,745	16,006

(*)	Does not include the balance receivable from GSP (note 11).

The total balance of trade accounts receivable and accounts receivable from related parties is subject to the terms and conditions of the respective contract. They have not been renegotiated.

9.	Cash and Cash Equivalents

As of December 31, this caption comprises:

In thousands of soles	2022	2023
Cash on hand	727	1,020
Remittances in-transit	2,955	3,621
Current accounts (a)	382,414	263,295
Trust account - specific use founds (b)	416,464	421,149
Time deposits (c)	114,994	314,803
Total Cash and Cash equivalents	917,554	1,003,888

(a)	Current accounts are denominated in local and foreign currency, deposited in local and foreign banks with a high credit rating (note 8.B) and are freely available. These accounts earn interest at market rates.

(b)	The Corporation maintains unrestricted trust accounts in local and foreign banks for the management of funds for specific uses that are classified as:

In thousands of soles	2022	2023
Operational funds	229,165	190,755
Consortium funds	114,050	200,473
Reserve funds (i)	71,966	28,661
Guarantee funds	1,283	1,260
	416,464	421,149

(i)	Reserve and guarantee funds for the payment of bonds issued and other obligations of the Corporation, as follows:

In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	49,397	4,622
Red Vial 5 S.A.	22,569	24,039
	71,966	28,661

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(c)	Time deposits have maturities lower than ninety (90) days and may be renewed upon maturity. These deposits bear interest that fluctuates between 4.21% and 7.32%.

		Interest
In thousands of soles	Financial entities	rate	2022	2023
Viva Negocio Inmobiliario S.A.C.	Banco de Credito del Peru	4.21% al 6.20%	-	99,078
Tren Urbano de Lima S.A.	Banco de Credito del Peru	6.20% al 7.32%	73,200	68,000
Tren Urbano de Lima S.A.	Banco BBVA Peru	7.55%	-	45,000
AENZA S.A.A.	Banco de Credito del Peru	5.08% al 6.3%	-	32,117
Red Vial 5 S.A.	Banco de Credito del Peru	5.05% al 6.45%	-	22,129
Cumbra Peru S.A.	Banco de Credito del Peru	6.20% al 6.80%	-	16,320
Aenza Servicios Corporativos S.A.C.	Banco de Credito del Peru	5.05% al 6.35%	-	14,779
Unna Transporte S.A.C.	Banco de Credito del Peru	6.20 al 6.35%	-	4,773
Unna Energia S.A.	Banco de Credito del Peru	5.12% al 6.5%	4,006	4,605
Carretera Sierra Piura S.A.C.	Banco de Credito del Peru	5.05% al 6.35%	-	4,371
Concesionaria La Chira S.A.	Banco BBVA Peru	5.92% al 7.20%	-	2,149
Carretera Andina del Sur S.A.C.	Banco Internacional del Peru	5.50%	-	1,482
Vial y Vives - DSD S.A.	Banco Santander Chile		22,317	-
Unna Energia S.A.	Banco Internacional del Peru		15,471	-
			114,994	314,803

Cash and cash equivalents do not represent a significant credit or interest rate risk; therefore, their carrying amounts approximate their fair value.

10.	Trade Accounts Receivable, net

As of December 31, this account comprises:

In thousands of soles	2022	2023
Receivables (a)	357,704	204,167
Unbilled receivables - Subsidiaries (b)	584,217	718,408
Unbilled receivables - Concessions (c)	860,530	908,197
	1,802,451	1,830,772
Current portion	1,078,582	1,061,801
Non-current portion	723,869	768,971
	1,802,451	1,830,772

As of December 31, 2022 and 2023, trade accounts receivable are denominated in local and foreign currency, have current maturities, do not accrue interest and do not have specific guarantees. The fair value of current accounts receivable is similar to carrying amount since its average collection period is less than sixty (60) days.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, the balance of accounts receivable corresponds to:

In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	818,354	884,326
Cumbra Peru S.A.	647,113	750,109
Unna Energia S.A.	80,245	119,948
Cumbra Ingenieria S.A.	53,205	33,866
Carretera Andina del Sur S.A.C.	13,035	14,512
Unna Transporte S.A.C.	9,852	11,134
Viva Negocio Inmobiliario S.A.C. (i)	150,285	6,392
Carretera Sierra Piura S.A.C.	3,439	5,459
Concesionaria La Chira S.A.	2,290	2,396
Red Vial 5 S.A.	24,072	1,678
Others	561	952
	1,802,451	1,830,772

The balances of trade accounts receivable described above are mainly related to the economic activity detailed in note 6.

(i)	As of December 31, 2022, invoices receivable correspond mainly to the sale of land to SEDAPAL in Inmobiliaria Almonte 2 S.A.C. for S/ 140 million (located in the district of Lurin, province of Lima, with an area of 209.59 hectares). In August 2023 the collection has been fully completed.

(a)	Invoices receivables are recognized net of impairment for S/ 43.4 million and discounted at current value for S/ 0.5 millions. (S/ 44.7 million for impairment and S/ 0.7 million at current value as of December 31, 2022).

As of December 31, 2022 and 2023 the Management performed the assessment of credit risk exposure on trade receivables.

Maturity as of 31 of December, 2022 and 2023 is detailed below:

In thousands of soles	2022	2023
Current	316,664	153,678
Past due up to 30 days	29,078	29,375
Past due from 31 days up to 90 days	2,049	11,932
Past due from 91 days up to 120 days	1,437	317
Past due from 121 days up to 360 days	4,100	2,192
Past due over 360 days	4,376	6,673
	357,704	204,167

As of December 31, 2023, the amount of due debts over three hundred and sixty (360) days mainly includes invoices receivable from subsidiaries: Unna Transporte S.A.C. for S/ 4.6 million, Cumbra Peru S.A. for S/ 1.2 million and Cumbra Ingenieria S.A. for S/ 0.9 million (Cumbra Peru S.A. for S/ 3.4 million and Cumbra Ingenieria S.A. for S/ 0.9 million as of December 31, 2022).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(b)	Correspond to documents related to the estimates for services provided that were not invoiced, valuations under preparation or approval pending. These rights are recognized discounted at current value for S/ 2.3 million (S/ 2.8 million as of December 31, 2022). The following is a breakdown by subsidiary:

In thousands of soles	2022	2023
Cumbra Peru S.A.	533,389	683,927
Cumbra Ingenieria S.A.	38,922	20,655
Unna Transporte S.A.C.	6,192	6,560
Unna Energia S.A.	5,617	7,183
Others	97	83
	584,217	718,408

Find below the Contract Assets corresponding to subsidiaries grouped by main projects:

In thousands of soles	2022	2023
Infrastructure
Operation and maintenance of roads	5,440	6,324
Others	752	236
	6,192	6,560
Energy	5,617	7,183
Engineering and Construction
Cumbra Peru S.A. and subsidiaries
Cumbra Peru S.A. - Jorge Chavez Airport	167,360	208,633
Cumbra Peru S.A. - Compañia Minera Buenaventura Project	1,288	69,869
Cumbra Peru S.A. - EPC Planta Hidrogeno UA – PMRT	45,926	48,453
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	54,996	37,607
Cumbra Peru S.A. - EPC Captacion Agua Mar y Afluentes UA - PMRT	28,420	34,321
Cumbra Peru S.A. - EPC Edificios UA – PMRT	3,102	3,016
Cumbra Peru S.A. - Toquepala Concentrator Maintenance Project	11,213	2,405
Cumbra Peru S.A. - Rio Urubamba Consortium	7,417	-
Cumbra Peru S.A. - Quebrada Honda Test Plant Project	5,417	-
Cumbra Peru S.A. - Gasoducto Piura Project	2,320	-
Vial y Vives - DSD S.A. - Quebrada Blanca Project	148,354	105,937
Vial y Vives - DSD S.A. - Engineering and Construction works	3,336	12,141
Morelco S.A.S. - Santa Monica Project	1,158	104,043
Morelco S.A.S. - Termosuria Project	25,811	31,545
Morelco S.A.S. - Engineering and Construction Works	31,105	28,673
Cumbra Ingenieria S.A.
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	22,455	3,763
Others	12,633	14,176
	572,311	704,582
Others	97	83
	584,217	718,408

In the Engineering and Construction segment, as of December 31, 2023, contract assets correspond mainly to the project related to the construction of the Jorge Chavez Airport Terminal (Intipunku Consortium), and the Santa Monica project of the indirect subsidiary Morelco and the Quebrada Blanca project of the subsidiary Vial y Vives. The Company expects to realize these assets in the normal course of business.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(c)	Correspond to future collections to the Grantor according to the terms of the concession agreement as detailed below:

In thousands of soles	2022	2023
Tren Urbano de Lima S.A. (c.1)	818,354	884,317
Red Vial 5 S.A. (c.2)	24,072	1,637
Carretera Andina del Sur S.A.C.	12,796	14,403
Carretera Sierra Piura S.A.C.	3,018	5,444
Concesionaria La Chira S.A.	2,290	2,396
	860,530	908,197

(c.1)	The contract assets from Tren Urbano de Lima S.A. include: i) the quarterly remuneration to be received by the Concessionaire for the kilometers traveled (PKT) pending settlement by the Grantor; ii) account receivable from the Peruvian State in the long term, plus accrued interest according to the amortized cost method (note 2.E).

The fair value of the financial assets related to concession agreements for disclosure purposes is estimated discounting future contractual cash flows with the long-term sovereign interest rate. This measurement is classified under level 2 hierarchy according with previous description:

	Carrying amount		Fair value
In thousands of soles	2022	2023	2022	2023
Tren Urbano de Lima S.A.	818,354	884,326	810,539	844,542

(c.2)	As of December 31, 2023, the variation corresponds to: (a) collection of S/ 15.2 million to the Ministerio de Transporte y Comunicaciones related to the application of clause 9. 9 Tariff Guarantee of the Concession Contract, by which the Grantor is obliged to recognize and pay the Concessionaire the corresponding tariff difference in the event that any public entity does not allow the Concessionaire to collect the tariff as stipulated in the contract; and (b) collection of S/ 9.1 million related to complementary works in the Panamericana Norte Km148, overpass.

(d)	The movement of impairment of trade accounts receivable is as follows:

In thousands of soles	Note	2021	2022	2023
Balance at January, 1		(56,630)	(49,604)	(48,484)
Impairment	25(iv)	(1,061)	(54,766)	-
Impairment recovery		84	56	388
Write-off (i)		8,340	55,744	1,482
Exchange difference		(336)	32	14
Translation adjustments		(1)	54	(155)
Balance at December, 31		(49,604)	(48,484)	(46,755)

(i)	Corresponds to the write-off recorded in 2022 in the subsidiary Cumbra Peru S.A. for S/ 55.7 million for the agreement with Tecnicas Reunidas in Talara S.A. In 2021 corresponds mainly to Cumbra Peru S.A. for S/ 4.2 million, Tren Urbano de Lima S.A. for S/ 3.5 million and others for S/ 0.6 million.

Management, after evaluating the receivable balances at the date of the consolidated financial statements, considers that, except for theimpairment registered, there are no accounts at risk of uncollectability.

In the opinion of Corporate management, the expected credit loss allowance and allowance for trade receivables adequately cover the risk of uncollectability as of December 31, 2022 and 2023.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

11.	Transactions with Related Parties and Joint Operators

A.	Transactions with related parties

The main transactions among Company and its related parties are summarized as follows:

In thousands of soles	2021	2022	2023
Revenue from sales of goods and services:
- Joint operations	22,374	48,042	57,148
	22,374	48,042	57,148
Purchase of goods and services:
- Associates	4,478	1,842	-
	4,478	1,842	-

B.	Related parties transactions

Transactions among related parties are made based on current price lists and according to the terms and conditions similar to those agreed with third parties.

As of December 31, the balances were the following:

	2022		2023
In thousands of soles	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Constructor Chavimochic	-	9,421	-	9,313
Consorcio GyM Conciviles	-	1,426	-	5,709
Consorcio Peruano de Conservacion	752	2,629	799	2,762
Consorcio Vial Quinua	-	1,945	-	1,945
Consorcio Intipunku	4,030	3,104	5,647	114
Consorcio Manperan	603	4,064	451	1,721
Consorcio TNT Vial y Vives – DSD Chile Ltda	8,664	3,153	-	558
Consorcio Rio Urubamba	9,606	-	1,911	-
Consorcio Italo Peruano	1,524	-	1,648	-
Consorcio Ermitano	547	-	526	-
Consorcio Rio Mantaro	-	12,247	-	-
Others	2,019	2,145	4,461	523
	27,745	40,134	15,443	22,645
Other related parties
Ferrovias S.A.	-	13,354	-	21,727
	-	13,354	-	21,727
Current portion	27,745	53,488	15,443	44,372
Non-current portion
Gasoducto Sur Peruano S.A. (note 14.a.i)	542,392	-	527,722	-
Ferrovias S.A.	-	15,054	-	15,761
Ferrovias Participaciones S.A.	-	12,239	-	12,803
Others	-	-	563	-
Non-current	542,392	27,293	528,285	28,564

As of December 31, 2022 and 2023, accounts receivable and accounts payable are mainly of current maturity and have no specific guarantees. These balances do not bear interest considering their maturity in the short term.

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

Key Management includes executive and non-executive directors, members of the Executive Committee and Internal Audit Management. In 2023 remuneration paid or payable to key Management amounted to S/ 36.5 million and only included short-term benefits (in 2022 a balance of S/ 33 million, in 2021 a balance of S/ 33.5 million).

12.	Other Accounts Receivable, Net

As of December 31, this caption comprises:

In thousands of soles	2022	2023
Claims and accounts receivable from third parties (a)	251,339	254,750
Guarantee deposits (b)	194,885	163,740
Credits and recoverable taxes (c)	113,923	104,654
Advances to suppliers (d)	53,658	98,021
Restricted fund (e)	52,014	25,419
Accounts receivable from personnel	2,359	1,925
Others	10,747	10,967
	678,925	659,476
Current portion	393,195	348,072
Non-current portion	285,730	311,404
	678,925	659,476

The fair value of the other short-term accounts receivable is similar to their carrying amount due to their short-term maturity. The other non-current accounts receivable corresponds mainly to claims to third parties and maturities range from two (2) to five (5) years.

Maximum exposure to credit risk at the reporting date is the carrying amount of every class of other accounts receivable.

(a)	As of December 31, 2022 and 2023, they correspond to the following items:

In thousands of soles	2022	2023
Additional investments for operating contracts (a.1)	105,002	98,047
Account receivable to the Ministerio de Desarrollo Agrario y Riego (a.2)	-	32,062
Real estate project receivable (a.3)	26,084	30,012
Claims to tax authorities (a.4)	27,968	29,976
Accounts receivable from joint ventures (a.5)	21,100	21,878
Settlement agreement with third parties (a.6)	21,081	21,136
Account receivable from out-of-court settlement with third parties (a.7)	36,266	-
Insurance claims for losses	-	6,778
Others	13,838	14,861
	251,339	254,750

(a.1)	Correspond to additional investments directly related to the modernization, expansion, adaptation to current regulations and other operating or commercial requirements established in the operating contracts signed between Terminales del Peru and Petroleos del Peru Petroperu S.A.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, these additional investments recognized by the Company comprise:

In thousands of soles	2022	2023
Credited investments	30,478	49,369
Non-credited investments	74,524	48,678
	105,002	98,047

The additional investments are accredited based on the inspection report of the contracting party, both of the capital invested by the operator and of the compliance with the operational aspects, technical, safety, environmental and social standards and requirements of the project that is the subject of the additional investment. In accordance with the contracts for the operation of the North and Central hydrocarbon supply terminals, these accounts receivable from Petroperu do not accrue interest.

(a.2)	The balance corresponds to the claim to the Ministerio de Desarrollo Agrario y Riego (hereinafter MIDAGRI) made by Concesionaria Chavimochic for US$ 8.9 million equivalent to S/ 32.1 million for the execution of the total amount of the Performance Bond, derived from the arbitration process followed against the Regional Government of La Libertad and MIDAGRI for the early termination procedure of the Concession Contract for breach of contract by the Grantor (note 14.a.ii).

(a.3)	Corresponds to a claim in favor of the Corporation, resulting from the termination of the contract called “Ciudad Alameda de Ancon”, signed by the subsidiary VIVA, the Ministerio de Vivienda, Construcción y Saneamiento and Fondo Mi Vivienda S.A. As of December 31, 2023 the net amount of the claim corresponds to its fair value, which amounts to S/ 30 million (S/ 26 million at December 31, 2022) and results from the discount of the gross amount of the claim, to be collected over 5 years, at a rate of 6.58%. The gross amount of the claim amounting to S/46.7 million includes the full amount of the services rendered by VIVA in the Ancon Project and is part of the amount of the claim filed by VIVA against the Ministerio de Vivienda, Construcción y Saneamiento , Construction and Sanitation for the amount of S/ 116.3 million, which also includes an indemnity for damages (consequential damages and loss of profits). According to Management and legal advisors, it is expected that the amount of the claim will be collected within a maximum period of 11 years.

(a.4)	Corresponds to the claim of the company before the Specialized Court in Administrative Litigation of the Court of Justice of Lima against the Tax Administration for deductions of loss on investments. The balance as of December 31, 2023 is S/ 29.9 million (S/ 27.9 million as of December 31, 2022). In the opinion of Management and its legal advisors, this account will be recovered over a period of five years, which is the estimated date for the end of the judicial process.

(a.5)	As of December 31, 2023, the balance corresponds to the attributions of the results mainly to Cotinavec Montaje Peru S.A.C. for S/ 14.9 million, the balance is in arbitration process whose maturity date is June 2025 and other minor for S/ 7 million (S/ 13 million and S/ 7.9 million, as of December 31, 2022).

(a.6)	Corresponds to the settlement agreement of Consorcio Panorama signed by VIVA Negocio Inmobiliario S.A.C. and Inversiones Maje S.A.C. on December 14, 2018. Such balance comprises the refund for contributions and profit earned totaling US$ 6.8 million (equivalent to S/ 26 million), based on future sales of the properties held in the project, which has an estimated collection date of August 2025. As of December 31, 2023 the net balance of the discount value and amortization amounts to US$ 5.7 million equivalent to S/ 21.1 million (US$ 5.5 million equivalent to S/ 21.1 million in 2022).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(a.7)	Until the end of 2022, Cumbra Peru S.A. had a lawsuit pending against Tecnicas Reunidas de Talara S.A.C. (TRT) for approximately US$ 78 million as compensation for damages suffered as a result of various contractual breaches. In exchange, TRT filed a counterclaim for approximately US$ 81 million alleging that Cumbra Peru S.A. had breached the subcontract entered into between the two companies. On the other hand, on December 28, 2020, TRT executed two letters of guarantee issued by Banco Santander Peru, the first for US$ 16 million for Fullfilment Performance and the second letter of guarantee for US$ 7.7 million for advance payment, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph.

In December 2022, the Company reached an agreement with TRT in order to put an end to the claims of both parties. As a result of this agreement, the Company impaired collection rights for US$ 29.6 million equivalent to S/ 113 million (note 12.f). Also, the Company would receive payments for outstanding invoices in the amount of US$ 10.3 million (equivalent to S/ 36.3 million). On January 31, 2023, the Company received payment in full of the outstanding invoices.

(b)	Corresponds to funds retained by customers for contracts mainly of the subsidiary Cumbra Peru S.A. These deposits are retained by customers in order to guarantee the subsidiary performs its obligations under the contracts. The amounts withheld will be recovered upon completion of the work.

In thousands of soles	2022	2023
Withholding funds on projects and Consortiums	113,473	124,699
Withholding on V&V guarantees - DSD	54,236	4,490
Quellaveco Project	11,436	9,704
Gasoducto Piura	7,187	4,286
Obras Electromecanicas Toquepala	5,817	5,799
Withholding guarantees on Morelco	2,403	12,652
Others	333	2,110
	194,885	163,740
Current portion	110,507	77,903
Non-current portion	84,378	85,837
	194,885	163,740

(c)	As of December 31, 2022 and 2023, corresponds to:

In thousands of soles	2022	2023
VAT credit (c.1)	50,172	39,706
Income tax on-account payments (c.2)	48,729	45,263
ITAN and other recoverable taxes	15,022	19,685
	113,923	104,654

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(c.1)	As of December 31, 2022 and 2023, corresponds to the VAT credit from to the following subsidiaries:

In thousands of soles	2022	2023
Cumbra Peru S.A.	14,492	14,336
Tren Urbano de Lima S.A.	8,501	4,724
Viva Negocio Inmobiliario S.A.C.	8,077	9,138
Unna Transporte S.A.C.	5,033	3,640
Carretera Andina del Sur S.A.C.	4,313	2,308
Unna Energia S.A.	3,511	1,701
Cumbra Ingenieria S.A.	2,023	212
AENZA S.A.A.	879	116
Others	3,343	3,531
	50,172	39,706

(c.2)	As of December 31, 2022 and 2023, corresponds to the income tax credit related to advance payments to the following subsidiaries:

In thousands of soles	2022	2023
Cumbra Peru S.A.	23,079	38,885
Unna Energia S.A.	15,739	2,292
Unna Transporte S.A.C.	5,119	416
Cumbra Ingenieria S.A.	2,754	2,332
AENZA S.A.A.	1,055	644
Carretera Andina del Sur S.A.C.	482	515
AENZA Servicios Corporativos S.A.C.	156	-
Others	345	179
	48,729	45,263

(d)	As of December 31, 2022 and 2023, corresponds to advance payments to suppliers related to:

In thousands of soles	2022	2023
Cumbra Peru S.A. - Aeropuerto Jorge Chavez	18,353	44,778
Cumbra Peru S.A. - Projects and Consortiums	15,220	41,767
Tren Urbano de Lima S.A. - Alstom Transporte	3,691	97
Others	16,394	11,379
	53,658	98,021

(e)	As of December 31, 2023, the restricted funds correspond to bank guarantee certificates composed of Cumbra Ingenieria S.A for S/ 18.1 million and a restricted fund of Concesionaria La Chira S.A. for S/ 7.3 million. (As of December 31, 2022, Cumbra Peru S.A. for S/ 29.9 million EPC Talara, Cumbra Ingenieria S.A for S/ 14.7 million and Concesionaria La Chira S.A. for S/ 7.3 million, other S/ 1.7 million).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(f)	The movement in impairment of other accounts receivables in 2021, 2022 and 2023 was as follows:

In thousands of soles	Tax credit	Claims to third parties	Total
At January 1, 2021	(6,222)	(95,828)	(102,050)
Additions	-	(21,178)	(21,178)
Write-off	-	986	986
Exchange difference	-	(2,400)	(2,400)
Translations adjustments	-	(4,927)	(4,927)
At December 31, 2021	(6,222)	(123,347)	(129,569)
At January 1, 2022	(6,222)	(123,347)	(129,569)
Recovery	-	(127,348)	(127,348)
Write-off	-	113,037	113,037
Exchange difference	-	2,646	2,646
Translations adjustments	-	603	603
At December 31, 2022	(6,222)	(134,409)	(140,631)
At January 1, 2023	(6,222)	(134,409)	(140,631)
Write-off	-	5,631	5,631
Exchange difference	-	745	745
Translations adjustments	-	576	576
At December 31, 2023	(6,222)	(127,457)	(133,679)

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2022, the additions correspond to: a) Cumbra Peru S.A. for S/ 115.6 million (Tecnicas Reunidas Talara S.A. S/ 113 million, Consorcio Chavimochic for S/ 1.9 million and Morelco S.A.S. for S/ 0.7 million); b) AENZA S.A.A. for S/ 3.1 million from Mota Engil; and c) Cumbra Ingenieria S.A. for S/ 0.6 million from Consorcio Supervisor Red Vial 4 (note 25.iv); and d) additions in the subsidiary Viva Negocio Inmobiliario S.A.C. recorded in other expenses for S/ 8.1 million mainly explained from Ancon Project (note 27.c).

As of December 31, 2021, the additions corresponded to: a) Cumbra Peru S.A. for S/ 1 million (Morelco S.A.S. for S/ 0.6 million, Construyendo Pais S.A. for S/ 0.5 million); b) Unna Transporte S.A.C. for S/ 0.2 million from Obras de Ingenieria S.A. (note 25.iv). Likewise, additions in AENZA S.A.A. recorded in other expenses for S/ 19.9 million coming from Adexus S.A. (note 27.C).

13.	Inventories, Net

As of December 31, this caption comprises:

In thousands of soles	2022	2023
Land (a)	118,603	117,791
Work in progress - Real estate (b)	126,598	127,008
Finished properties (c)	47,643	38,970
Construction materials (d)	42,475	52,479
Merchandise and supplies (e)	83,512	100,103
	418,831	436,351
Allowance for inventory write-downs (f)	(6,495)	(5,572)
	412,336	430,779
Current	346,783	360,497
Non-current	65,553	70,282
	412,336	430,779

As of December 31, 2023, the non-current portion of inventories includes S/ 70.3 million corresponding to land for real estate projects to be executed in the long term (S/ 56.6 million located in the district of San Isidro in Lima and S/ 13.6 million located in the district of Barranco).

As of December 31, 2022, the non-current portion of inventories includes S/ 65.6 million corresponding to land for real estate projects to be executed in the long term (S/ 52 million located in the district of San Isidro in Lima and S/ 13.5 million located in the district of Barranco in Lima).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(a)	Land includes properties for the development of the following projects of the subsidiary Viva Negocio Inmobiliario S.A.C.:

In thousands of soles	2022	2023
Lurin (a.1)	47,365	46,361
San Isidro (a.2)	56,499	56,634
Barranco (a.3)	14,739	14,796
	118,603	117,791

As of December 31, 2023, the provision for land impairment was S/ 1.1 million (as of December 31, 2022 S/ 1.2 million).

(a.1)	Land located in the district of Lurin, province of Lima, destined for industrial development. With an area of 71.4 hectares, which corresponds to the subsidiary Inmobiliaria Almonte S.A.C.

(a.2)	Land located at Calle David Samanez Ocampo N° 140 in the district of San Isidro, for the development of a real estate housing project; with an area of 0.125 hectares, which corresponds to the subsidiary Inmobiliaria Pezet 417 S.A.C.

(a.3)	Land located at Calle Paul Harris N° 332 and N° 336 in the district of Barranco, for the development of a housing real estate project; with an area of 0.062 hectares, which corresponds to the Paul Harris project.

(b)	As of December 31, the real estate construction in progress item includes the following projects:

In thousands of soles	2022	2023
Los Parques de Comas	82,518	79,433
Los Parques del Mar	20,295	20,524
Los Parques del Callao	16,040	18,901
Los Parques de Piura	5,515	5,818
Others	2,230	2,332
	126,598	127,008

During 2023, the Corporation has capitalized in the following projects (note 2.Q), borrowing costs of S/ 1.2 million at interest rates between 7.94% and 12.5% (S/ 0.5 million in 2022 at interest rates between 7% and 7.9%).

(c)	As of December 31, the finished property line item includes the following real estate projects:

In thousands of soles	2022	2023
Los Parques de Comas	18,737	20,431
Los Parques de Carabayllo III	7,857	5,843
Strip Callao	6,285	6,285
Los Parques del Mar	4,542	1,373
Huancayo	4,580	3,384
Los Parques de Callao	3,793	498
Los Parques de Piura	19	19
Others	1,830	1,137
	47,643	38,970

During 2023, 1,096 apartments were delivered in Comas and 16 apartments in Callao (in 2022, 1,015 were delivered in Comas and 135 in Callao).

As of December 31, 2023, the balance is presented net of the impairment provision of S/ 0.8 million (S/ 3.2 million as of December 31, 2022).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(d)	As of December 31, 2023, construction materials correspond mainly to the different projects of the subsidiary Cumbra Peru S.A. for S/ 49.5 million (Cumbra Peru S.A. for S/ 39.9 million as of December 31, 2022).

(e)	As of December 31, 2022 and 2023, corresponds mainly to batteries, coils, aluminum sheets, labels and covers used for the operation, maintenance and repair of the subsidiary of Tren Urbano de Lima S.A.

(f)	The changes in this estimate as of December 31, are shown below:

In thousands of soles	2021	2022	2023
Balance at January, 1	6,252	8,641	6,495
Additions	2,984	-	-
Write-off	-	(1,671)	(671)
Others	(595)	(475)	(252)
Balance at December, 31	8,641	6,495	5,572

14.	Investments in Associates and Joint Ventures

As of December 31, this caption comprises:

In thousands of soles	2021	2022	2023
Associates (a)	22,047	2,753	2,103
Joint ventures (b)	9,126	12,163	10,644
	31,173	14,916	12,747

The amounts recognized in the statement of profit or loss as value of equity interest are as follows:

In thousands of soles	2021	2022	2023
Associates	(3,693)	(1,144)	73
Joint ventures	2,832	3,051	2,938
	(861)	1,907	3,011

(a)	The following table lists the Corporation’s associates as of December 31, 2022 and 2023. The associates shown below have common stock capital that is held directly by the Corporation. None of the associates are publicly traded; therefore, there is no quoted market price available for their shares.

	Class of	Interest in capital		Carrying amount
In thousands of soles	share	2022	2023	2022	2023
Entity		%	%
Inversiones Maje S.A.C.	Common	9.59	9.59	2,103	2,103
Obratres S.A.C.	Common	37.50	37.50	649	-
Gasoducto Sur Peruano S.A. (i)	Common	21.49	21.49	-	-
Concesionaria Chavimochic S.A.C. (ii)	Common	26.50	26.50	-	-
Others	Common			1	-
				2,753	2,103

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

The movement of investments in associates is as follows:

In thousands of soles	2021	2022	2023
Balance at January, 1	27,246	22,047	2,753
Impairment of investment (ii)	-	(14,804)	-
Decrease in capital	-	(2,937)	-
Equity interest in results	(3,693)	(1,144)	73
Dividends received	(1,483)	(380)	(723)
Conversion adjustment	(23)	(29)	-
Balance at December, 31	22,047	2,753	2,103

The most significant associates are described as follows:

i.	Gasoducto Sur Peruano S.A.

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

The Corporation made an investment of US$ 242.5 million (equivalent to S/ 811 million) and had to assume 21.49% of the performance bond established in the concession agreement for US$ 262.5 million and 21.49% of the guarantee for a bridge loan of US$ 600 million.

Early termination of the Concession Agreement

On January 24, 2017 the Peruvian Ministerio de Energia y Minas del Peru (hereinafter “MEM”) notified the early termination of the Concession Agreement under Clause 6.7 for the failure of the concessionaire to accredit the financial closure within the contractual term, proceeding with the immediate execution of the entirety of the faithful performance guarantee.

The situation described in the previous paragraph caused Management to recognize the impairment of its total investment equivalent to 21.49% of its participation (US$ 242.5 million) between 2016 and 2019, and required the register of the account receivable resulting from the execution of the counter-guarantees granted by AENZA S.A.A. in favor of the issuer of the guarantee of performance of the concession contract and in favor of the syndicate of banks that granted the bridge loan to GSP for US$ 52.5 million and US$ 129 million, respectively. According to the Concession Agreement, the guarantees were paid on behalf of GSP, therefore, AENZA S.A.A. recognized the right to collect from GSP for US$ 181.5 million, which were recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS for US$ 73.5 million and lost profits for US$ 10 million, which correspond to receivables from GSP.

On October 11, 2017, the agreement deed for the delivery of the assets of the south Peruvian gas pipeline concession between GSP and MEM was signed. The assets include the works, equipment, facilities and engineering studies provided for the execution of the project.

Upon termination of the Concession Agreement, and in accordance with the provisions of clause 20 thereof, the Peruvian Government had the obligation to hire an internationally recognized auditing firm to calculate the Net Book Value (hereinafter “NBV”) of the concession assets, and to call up to three auctions on GSP’s assets. However, to date, the Peruvian State continues to fail to comply with these contractual obligations. The amount of the NBV was calculated at US$ 2,602 million by an independent auditing firm hired by GSP as of December 31, 2016, this figure was subsequently adjusted to US$ 2,110 million as a result of variations in the balances related to the works carried out by the consortium, which in turn is reported in its audited financial statements as of December 31, 2017.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

Collection Actions of AENZA S.A.A.

On December 21, 2018, the Company asked the Peruvian Government for direct treatment and requested the payment of NBV in favor of GSP. On October 18, 2019, the Company filed with CIADI an arbitration request. On December 27, 2019 the Company withdrew the arbitration in compliance with a preliminary plea agreement signed with the Attorney General´s Office and Ad-hoc Peruvian Public Prosecutor’s Office on the same date. Withdrawing the arbitration before CIADI does not involve the loss of collection rights of the Company against GSP and does not restrict, limit, or impede GSP from asserting its rights against the Peruvian Government.

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

Bankruptcy of GSP

On December 4, 2017, GSP started a bankruptcy proceeding before the INDECOPI. The Company maintains receivable recognized by INDECOPI of US$ 0.4 million and US$ 169.3 million, the latter held under trust in favor of the creditors of the Company. In addition, it has indirectly recognized claims of US$ 11.8 million. On the other hand, the debt of Cumbra Peru S.A. derived from its participation in CCDS is directly recognized in INDECOPI in the GSP Competition for US$ 88.7 million. As of the date of this report, GSP is under liquidation and AENZA S.A.A. chairs the Board of Creditors.

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

On September 12, 2023, INDECOPI notified GSP of Resolution No. 4069-2023/CCO-INDECOPI which resolved to declare null and void the Board’s resolution approving the Liquidation Agreement because the Agreement does not foresee the modality and conditions of realization of the GSP assets other than the NBV (direct sale, auction, dation, etc.).

On November 21, 2023, the Meeting of Creditors was held with the purpose of correcting the defect declared in the aforementioned resolution, through the approval of a new Liquidation Agreement. However, this proposal only reached 59% of favorable votes, not reaching the qualified majority (66.67%) required by law. Likewise, on the same day, the Presidency of the Board, as well as other creditors requested INDECOPI to declare the liquidation of GSP.

In view of the above, on December 28, 2023, INDECOPI ordered the ex officio liquidation of GSP and that its Technical Secretariat of the Commission, dated on January 12, 2024, convene a Single Meeting of Creditors for January 29, 2024, in order to appoint a Liquidator for the process and approve a new Liquidation Agreement. The Meeting is formed with the Creditors in attendance and approve the corresponding proposals by simple majority. Therefore, on the referred day, with 59% of the votes in attendance, the appointment of Alva Legal Asesoria Empresarial S.A.C. as GSP’s liquidator and the proposed Liquidation Agreement were approved. The liquidation process of GSP continues its course, as well as the necessary actions for the recovery of NBV.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

Amounts recognized in the consolidated financial statements (note 11)

As of December 31, 2023, the net value of the account receivable from GSP is approximately US$ 142.4 million, equivalent to S/ 527.7 million (US$ 142.4 million equivalent to S/ 542.4 million at December 31, 2022), which comprises the recognition in the following entities of the Corporation: i) AENZA S.A.A. holds US$ 63.9 million (equivalent to S/ 236.6 million) discounted to present value net of impairment and the effect of the exchange difference (US$ 63.9 million equivalent to S/ 243.2 million at December 31, 2022) and; ii) Cumbra Peru S.A. holds US$ 78.5 million (equivalent to S/ 291.1 million) discounted to present value, net of the effect of the exchange difference (US$ 78.5 million equivalent to S/ 299.2 million at December 31, 2022).

The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 5.86% as of December 31, 2022 and 2023. These estimates generated during 2022 a present value effect of approximately S/ 72.2 million, which has been recognized in the consolidated statement of profit or loss under the caption “Interest for present value of financial asset or liabilities” (note 26.B).

Based on management’s assessment and in conjunction with the opinion of the internal legal department and external legal counsel, the estimate of recoverability, impairment allowances and the net recognized value of the account receivable from GSP as of December 31, 2022 and 2023 is reasonable and sufficient as of the reporting date of the Corporation’s consolidated financial statements, see also note 5.A.v and note 11.

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

According to the Concession Agreement, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% in progress. However, at the beginning of 2017, the procedure for early termination of the Concession Agreement was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was made, the Concessionaire initiated an arbitration process before the Comision de las Naciones Unidas para el Derecho Mercantil Internacional (CNUDMI).

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

In February 2023, the Grantor partially executed the Concessionaire’s performance bond, where AENZA S.A.A. was required to assume a total of US$ 7.5 million. Likewise, in May 2023, prior to the closing of this report, the Grantor requested the execution of the balance of the Concessionaire’s performance bond, where AENZA S.A.A. is responsible for US$ 1.4 million. The Concessionaire is currently coordinating the necessary legal actions for the full execution of the award so that the Grantor complies with the obligations arising therefrom. Likewise, the Concessionaire will initiate legal actions against the Grantor for what it considers an arbitrary execution of the balance of the performance bond without the arbitration court having granted the possibility of executing the bond for a higher amount and without a breach of contract having been attributed to the Concessionaire that would justify such performance (note 12.a.2).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(b)	The Corporation’s joint ventures as of December 31 are as follows:

				Carrying amount
	Class of	Interest in capital		As of December 31
In thousands of soles	share	2022	2023	2022	2023
Entity
Logistica Quimicos del Sur S.A.C.	Common	50.00%	50.00%	12,049	10,536
Others				114	108
				12,163	10,644

The movements in joint ventures are as follows:

In thousands of soles	2021	2022	2023
Balance at January, 1	8,270	9,126	12,163
Equity interest in results	2,832	3,051	2,938
Dividends received	(1,962)	-	(4,453)
Conversion adjustment	(14)	(14)	(4)
Balance at December, 31	9,126	12,163	10,644

In 2023, the Corporation received dividends from Logistica Quimicos del Sur S.A. for S/ 4.5 million (In 2022 the Corporation did not receive dividends, in 2021 received S/ 1.9 million as dividend).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

15.	Investment Property, Property, Plant and Equipment, and Right-of-Use Assets

A.	Investment property, net

(i)	The movement of investment properties and their related accumulated depreciation for the years ended December 31, 2021, 2022 and 2023 are as follows:

In thousands of soles	Note	Land	Buildings	Work in progress	Total
Cost
Balance at January 1, 2021		2,505	43,443	20	45,968
Additions		-	28	124	152
Transfers		10,692	30,458	-	41,150
Reclassifications		-	123	(123)	-
Translations adjustments		(9)	(39)	-	(48)
At December 31, 2021		13,188	74,013	21	87,222
Balance at January 1, 2022		13,188	74,013	21	87,222
Additions		-	53	-	53
Disposals		-	(1,409)	-	(1,409)
Reclassifications		-	13,691	-	13,691
At December 31, 2022		13,188	86,348	21	99,557
Balance at January 1, 2023		13,188	86,348	21	99,557
Additions		-	193	-	193
Reclassifications		-	5,711	(21)	5,690
At December 31, 2023		13,188	92,252	-	105,440

Accumulated depreciation
Balance at January 1, 2021		-	(19,895)	-	(19,895)
Depreciation charge		-	(4,316)	-	(4,316)
At December 31, 2021		-	(24,211)	-	(24,211)
Balance at January 1, 2022		-	(24,211)	-	(24,211)
Depreciation		-	(3,971)	-	(3,971)
Disposals		-	4,240	-	4,240
Reclassifications		-	(13,691)	-	(13,691)
At December 31, 2022		-	(37,633)	-	(37,633)
Balance at January 1, 2023		-	(37,633)	-	(37,633)
Depreciation (note 25.iii)	25.iii	-	(3,857)	-	(3,857)
Reclassifications		-	(5,690)	-	(5,690)
At December 31, 2023		-	(47,180)	-	(47,180)
Carrying amounts
At January 1, 2021		2,505	23,548	20	26,073
At December 31, 2021		13,188	49,802	21	63,011
At December 31, 2022		13,188	48,715	21	61,924
At December 31, 2023		13,188	45,072	-	58,260

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(ii)	Depreciation of investment properties is distributed in the consolidated statement profit or loss as follows:

In thousands of soles	Note	2021	2022	2023
Cost of services and goods	25(iii)	2,353	2,007	1,893
Administrative expenses	25(iii)	1,963	1,964	1,964
		4,316	3,971	3,857

(iii)	Investment properties are stated at cost, net of accumulated depreciation and have the following composition:

			Year of		Methodology
			Acquisition		Of
			or	Level of	Valuation
In thousands of soles	2022	2023	construction	Hierarchy	2022 / 2023
Investment properties built
“Agustino Plaza” Shopping Center (iii.a)	19,823	18,203	2011	Level 3	Appraisal
Lease office - Surquillo (iii.b)	40,594	38,630	2009	Level 3	Appraisal
Others	1,507	1,427
	61,924	58,260

(iii.a)	The subsidiary Viva Negocio Inmobiliario S.A.C. is owner of “Agustino Plaza” Shopping Center located in the District of El Agustino. The fair value was calculated by an independent appraiser amounted to S/ 62.6 million equivalent to US$ 16.7 million as of December 31, 2023 (S/ 70.8 million equivalent to US$ 18.4 million as of December 31, 2022). This investment property has been leased under an operating lease with third parties. The net carrying amount amounts to S/18.2 million (S/ 19.8 million at December 31, 2022).

As of December 31, 2022 and 2023 there are liens on the Banco Interamericano de Desarrollo and Banco de Credito del Peru, respectively.

(iii.b)	The Company is owner of the property located at Av. Paseo de la Republica 4675, Surquillo, the fair value was calculated by an independent appraiser and amounted to S/ 77.2 million, equivalent to US$ 20.1 million (S/ 73.7 million, equivalent to US$ 19 million in 2022). As of December 31, 2023, the net book balance amounts to S/ 38.6 million (S/ 40.6 as of December 31, 2022). In December 2021, the Management decided to lease the property transferring it from ‘property, plant, and equipment’ to ‘investment property’. The net carrying amount at the closing of the year was S/ 42.6 million).

As of December 31, 2022 and 2023 the assets present liens related to the trust with the syndicated line.

(iv)	Below are the minimum ranges, maximum ranges and the average of the price per square meter:

	Minimum	Maximum
	range	range	Average
	US$ per M2	US$ per M2	US$ per M2
“Agustino Plaza” Shopping Center	1,000	1,400	1,133
Lease office - Surquillo	2,231	5,000	3,060

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(v)	The following is a sensitivity analysis of the evaluation of the investment property in relation to changes in the following factors considered relevant to management:

In thousands of soles	2022	2023
3%	130	164
(3%)	(130)	(164)

(vi)	The nominal amounts of future fixed minimum rental income are as follows (operating leases) of the Corporation’s investment properties:

In thousands of soles	2022	2023
Within 1 year	3,728	2,446
After 1 year but no more than 5 years	28,241	23,420
More than 5 years	33,438	32,075

The fair value of the assets is determined based on the value assigned by an external appraiser.

The external appraiser uses the comparable market method, according to which the fair value of a property is estimated based on comparable transactions. The unit of comparison applied by the Corporation is the price per square meter.

(vii)	The net gain from investment properties as of December 31, 2021, 2022 and 2023 consists of the following:

In thousands of soles	2021	2022	2023
Lease income from investment properties	6,806	6,537	14,058

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

B.	Property, plant, and equipment, net

The movement of property, plant, and equipment and related accumulated depreciation for the years ended December 31, 2021, 2022 and 2023 are as follows:

In thousands of soles	Land	Buildings	Machinery	Vehicles	Furniture and Fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
Cost
Balance at January 1, 2021	10,879	133,101	755,838	64,683	52,810	156,111	11,957	20,481	1,205,860
Additions (i)	85	131	15,786	519	661	5,175	2,572	13,262	38,191
Sale of assets (ii)	-	(714)	(126,417)	(2,775)	(392)	(2,266)	-	-	(132,564)
Disposals	-	(2,638)	(15,632)	(925)	(1,078)	(2,781)	-	-	(23,054)
Subsidiary deconsolidation	-	(18,926)	-	(712)	(2,556)	(67,930)	-	-	(90,124)
Reclassifications	9,925	6,317	235,219	159,546	(15,801)	(30,238)	(2,679)	(32,020)	330,269
Transfers	(10,692)	(44,149)	(219)	62	-	-	-	(218)	(55,216)
Translations adjustments	(479)	(556)	(9,526)	(1,276)	(63)	(364)	-	-	(12,264)
At December 31, 2021	9,718	72,566	855,049	219,122	33,581	57,707	11,850	1,505	1,261,098
Balance at January 1, 2022	9,718	72,566	855,049	219,122	33,581	57,707	11,850	1,505	1,261,098
Additions (i)	-	2,442	29,465	370	783	6,933	-	23,162	63,155
Sale of assets (ii)	-	(75)	(32,314)	(7,179)	(513)	(1,249)	(474)	-	(41,804)
Disposals	-	(5,055)	(12,358)	(3,299)	(289)	(2,084)	-	-	(23,085)
Reclassifications	-	-	(845)	-	-	-	-	-	(845)
Transfers	-	(2,875)	(25)	1,147	3,253	(1,188)	-	(84)	228
Translations adjustments	(641)	(8,288)	(9,770)	(2,989)	(2,473)	(782)	404	-	(24,539)
At December 31, 2022	9,077	58,715	829,202	207,172	34,342	59,337	11,780	24,583	1,234,208
Balance at January 1, 2023	9,077	58,715	829,202	207,172	34,342	59,337	11,780	24,583	1,234,208
Additions (i)	-	2,045	25,994	56	637	3,630	23,850	26,022	82,234
Sale of assets (ii)	-	(66)	(26,848)	(6,227)	(2,931)	(3,231)	-	-	(39,303)
Disposals	-	(1,206)	(23,266)	(398)	(562)	(5,909)	(3)	(48)	(31,392)
Reclassifications	-	1,125	(2,696)	414	(3,046)	5,115	(3,518)	(637)	(3,243)
Transfers	-	-	-	-	-	-	-	(143)	(143)
Translations adjustments	33	1,090	(952)	1,310	3	177	17	-	1,678
At December 31, 2023	9,110	61,703	801,434	202,327	28,443	59,119	32,126	49,777	1,244,039

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands of soles	Land	Buildings	Machinery	Vehicles	Furniture and Fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
Accumulated depreciation and impairment
Balance at January 1, 2021	(273)	(51,901)	(498,601)	(47,959)	(44,873)	(140,635)	(11)	(16,138)	(800,391)
Depreciation charge	-	(5,455)	(49,753)	(4,561)	(1,335)	(9,676)	-	-	(70,780)
Sale of assets (ii)	-	704	122,056	1,632	361	2,127	-	-	126,880
Disposals	-	1,991	15,022	814	951	2,759	-	-	21,537
Subsidiary deconsolidation	-	15,508	-	698	2,357	63,626	-	-	82,189
Reclassifications	273	(12,832)	(221,775)	(158,628)	15,799	30,722	34	16,138	(330,269)
Transfers	-	13,691	339	(48)	-	-	-	-	13,982
Impairment loss (iii)	-	-	(8,055)	-	-	-	(33)	-	(8,088)
Translations adjustments	-	(99)	6,468	748	10	(115)	-	-	7,012
At December 31, 2021	-	(38,393)	(634,299)	(207,304)	(26,730)	(51,192)	(10)	-	(957,928)
Balance at January 1, 2022	-	(38,393)	(634,299)	(207,304)	(26,730)	(51,192)	(10)	-	(957,928)
Depreciation charge	-	(4,294)	(39,837)	(2,417)	(1,067)	(4,693)	-	-	(52,308)
Sale of assets (ii)	-	75	26,241	6,013	484	1,222	384	-	34,419
Disposals	-	2,756	12,219	3,268	276	1,780	89	-	20,388
Reclassifications	-	(438)	845	-	217	221	-	-	845
Transfers	-	(691)	(1,103)	(36)	(1,255)	633	-	-	(2,452)
Impairment loss (iii)	-	(6,515)	(1,916)	-	(2,357)	-	(69)	-	(10,857)
Translations adjustments	-	6,922	6,521	1,977	2,465	669	(404)	-	18,150
At December 31, 2022	-	(40,578)	(631,329)	(198,499)	(27,967)	(51,360)	(10)	-	(949,743)
Balance at January 1, 2023	-	(40,578)	(631,329)	(198,499)	(27,967)	(51,360)	(10)	-	(949,743)
Depreciation charge	-	(3,375)	(44,095)	(1,968)	(986)	(3,911)	-	-	(54,335)
Sale of assets (ii)	-	66	23,418	4,982	2,925	3,207	-	-	34,598
Disposals	-	1,104	22,862	353	461	4,786	-	-	29,566
Reclassifications	-	471	955	1,456	2,415	(2,064)	10	-	3,243
Translations adjustments	-	(31)	1,058	(985)	2	(179)	(68)	-	(203)
At December 31, 2023	-	(42,343)	(627,131)	(194,661)	(23,150)	(49,521)	(68)	-	(936,874)
Carrying amounts
At January 1, 2021	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469
At December 31, 2021	9,718	34,173	220,750	11,818	6,851	6,515	11,840	1,505	303,170
At December 31, 2022	9,077	18,137	197,873	8,673	6,375	7,977	11,770	24,583	284,465
At December 31, 2023	9,110	19,360	174,303	7,666	5,293	9,598	32,058	49,777	307,165

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(i)	As of December 31, 2023, additions to property, plant and equipment correspond mainly to the energy segment, for machinery, replacement units, works in progress, other equipment, and furniture and fixtures for a total of S/ 66 million. Likewise, additions in the engineering and construction segment, for other equipment, machinery, furniture and fixtures, vehicles and buildings for S/ 14.5 million; and additions in the infrastructure and real estate segment for S/ 1.8 million (As of December 31, 2022, additions to property, plant, and equipment correspond mainly to additions to equipment and work in progress related to well operations for S/ 49.9 million, in the Energy sector; additions to various machinery and equipment for S/ 8 million, in the Engineer and Construction sector; and additions to various equipment and machinery for S/ 3.4 million, in the real estate segment).

(ii)	During 2023, asset sales were recorded, with disposal costs mainly in machinery and vehicles for S/ 4.7 million in the Engineering and Construction segment (in 2022, S/ 6.6 million, in the Engineering and Construction segment and sales in machinery and vehicles for S/ 0.6 million, in the Infrastructure segment).

(iii)	In 2022, it corresponds mainly to assets of projects belonging to the Engineering and Construction segment, which came to an end and were recognized as impairment; these comprise improvements and installations for S/ 6.5 million, furniture and fixtures for S/ 2.4 million and machinery for S/ 1.9 million. This was recorded in the consolidated statement of income under “Other income and expenses” and “Cost of Sales and Services”.

(iv)	Depreciation of fixed assets is distributed in the consolidated statement of profit or loss as follows:

In thousands of soles	Note	2021	2022	2023
Cost of sales and services	25(iii)	58,434	47,195	51,964
Administrative expenses	25(iii)	6,406	5,113	2,371
Depreciation discontinued operations		5,940	-	-
		70,780	52,308	54,335

(v)	The net carrying amount of machinery and equipment, vehicles, and furniture and fixtures acquired under finance lease agreements is broken down as follows:

In thousands of soles	2021	2022	2023
Cost of acquisition	64,640	64,710	64,710
Accumulated depreciation	(53,321)	(54,097)	(64,710)
Net carrying amount	11,319	10,613	-

In 2023 payments for amortization and interest on finance lease amounting to S/ 0.8 million were made (S/ 9.1 million in 2022 and S/ 8.8 million in 2021).

(vi)	The Corporation maintains insurance in force on its major assets in accordance with policies established by the Corporation’s management. In the opinion of Corporate Management, the Corporation’s insurance policies are consistent with industry practice.

(vii)	As of December 31, 2023, the Corporation’s management evaluated its long-lived assets for impairment and found no material impairment. In 2022 the impairment effect amounted S/ 10.8 million (see (iii)).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

C.	Right-of-use assets, net

(i)	As of December 31, 2021, 2022 and 2023, the Corporation recognized right-of-use assets and liabilities as shown in the following table:

In thousands of soles	Buildings	Machinery and equipment	Vehicles	Total
Cost
Balance at January 1, 2021	75,849	19,344	14,324	109,517
Additions	8,260	317	5,354	13,931
Deconsolidation	(21,117)	-	(3,050)	(24,167)
Disposals	(364)	-	-	(364)
Reclassifications	(589)	10	546	(33)
Translations adjustments	(443)	-	(50)	(493)
At December 31, 2021	61,596	19,671	17,124	98,391
Balance at January 1, 2022	61,596	19,671	17,124	98,391
Additions	6,295	6,344	8,928	21,567
Reclassifications	(188)	443	(478)	(223)
Translations adjustments	(240)	-	-	(240)
At December 31, 2022	67,463	26,458	25,574	119,495
Balance at January 1, 2023	67,463	26,458	25,574	119,495
Additions	910	2,839	43	3,792
Reclassifications	(1,511)	(1,183)	(197)	(2,891)
Translations adjustments	130	50	-	180
At December 31, 2023	66,992	28,164	25,420	120,576
Accumulated depreciation
Balance at January 1, 2021	(24,980)	(12,604)	(7,415)	(44,999)
Depreciation charge	(12,589)	(5,355)	(5,755)	(23,699)
Deconsolidation	14,701	-	2,834	17,535
Disposals	364	-	-	364
Reclassifications	588	1,346	(1,901)	33
Translations adjustments	92	-	-	92
At December 31, 2021	(21,824)	(16,613)	(12,237)	(50,674)
Balance at January 1, 2022	(21,824)	(16,613)	(12,237)	(50,674)
Depreciation charge	(9,672)	(4,169)	(4,868)	(18,709)
Reclassifications	(68)	(59)	94	(33)
Translations adjustments	128	-	-	128
At December 31, 2022	(31,436)	(20,841)	(17,011)	(69,288)
Balance at January 1, 2023	(31,436)	(20,841)	(17,011)	(69,288)
Depreciation charge	(8,841)	(4,914)	(4,079)	(17,834)
Reclassifications	1,291	1,404	185	2,880
Translations adjustments	(37)	(2)	-	(39)
At December 31, 2023	(39,023)	(24,353)	(20,905)	(84,281)
Carrying amounts
At January 1, 2021	50,869	6,740	6,909	64,518
At December 31, 2021	39,772	3,058	4,887	47,717
At December 31, 2022	36,027	5,617	8,563	50,207
At December 31, 2023	27,969	3,811	4,515	36,295

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(ii)	Depreciation expenses for right-of-use assets have been distributed in the following items of the consolidated statement of profit or loss:

In thousands of soles	Note	2021	2022	2023
Cost of sales and services	25(iii)	9,498	8,809	9,082
Administrative expenses	25(iii)	8,834	9,900	8,752
Depreciation discontinued operations		5,367	-	-
		23,699	18,709	17,834

(iii)	Costs related to the machinery and equipment lease for which the Corporation applied the exceptions described in IFRS 16 are the following:

Leases under twelve (12) months: S/ 169.7 million (S/ 187.3 million in 2022 and S/ 252.4 million in 2021). Low value asset leases: S/ 1.7 million (S/ 1.5 million in 2022 and S/ 44.4 million in 2021).

In addition, leases, whose payments are entirely variable and depend on their future performance or use, were excluded, in 2023. Expenses amounted to S/ 26.7 million (S/ 45.9 million in 2022 and S/ 85.8 million in 2021).

For the years ended December 31, total depreciation is composed as follows:

In thousands of soles	Note	2021	2022	2023
Depreciation of property, plant and equipment	15.B	70,780	52,308	54,335
Depreciation related to right-of-use assets	15.C	23,699	18,709	17,834
Depreciation related to investment property	15.A	4,316	3,971	3,857
Sub total Continuous operations		98,795	74,988	76,026
(-) Depreciation discontinued operations		(11,307)	-	-
	25	87,488	74,988	76,026

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

16.	Intangible Assets and Goodwill, net

(i)	The movement of intangible assets and related accumulated amortization as of December 31, 2021, 2022 and 2023 is as follows:

In thousands of soles	Goodwill (iii)	Trade-marks (iv)	Concession (v)	Contractual relations with clients	Software	Costs of development of wells (vi)	Land use rights	Other assets (vii)	Total
Cost
Balance at January 1, 2021	95,466	100,512	690,545	77,542	63,871	596,499	13,288	120,645	1,758,368
Additions	-	-	6,185	-	10,312	45,518	-	5,726	67,741
Capitalization of interest expenses	-	-	-	-	-	-	-	609	609
Disposal	-	-	(1,921)	-	(11,014)	(313,110)	-	-	(326,045)
Subsidiary deconsolidation	-	-	-	-	(17,646)	-	-	-	(17,646)
Translations adjustments	(1,866)	(4,984)	-	(3,387)	(284)	-	-	-	(10,521)
At December 31, 2021	93,600	95,528	694,809	74,155	45,239	328,907	13,288	126,980	1,472,506
Balance at January 1, 2022	93,600	95,528	694,809	74,155	45,239	328,907	13,288	126,980	1,472,506
Additions	-	-	6,973	-	10,207	144,887	-	3,090	165,157
Disposal	-	-	-	(111)	(3,554)	-	-	-	(3,665)
Reclassifications	-	-	(15,596)	-	-	-	-	(13,504)	(29,100)
Transfers	-	-	367	-	76	-	-	7	450
Translations adjustments	(7,603)	(8,279)	-	(2,525)	(479)	-	-	-	(18,886)
At December 31, 2022	85,997	87,249	686,553	71,519	51,489	473,794	13,288	116,573	1,586,462
Balance at January 1, 2023	85,997	87,249	686,553	71,519	51,489	473,794	13,288	116,573	1,586,462
Additions	-	-	6,868	-	5,901	105,569	-	1,662	120,000
Disposal	-	-	-	(4,832)	(6,785)	(38,347)	-	(2,922)	(52,886)
Transfers	-	-	-	-	(3)	143	-	-	140
Reclassifications	-	-	(13,731)	-	3,059	1,692	-	(27,355)	(36,335)
Translations adjustments	6,417	2,437	-	(289)	155	-	-	-	8,720
At December 31, 2023	92,414	89,686	679,690	66,398	53,816	542,851	13,288	87,958	1,626,101

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands of soles	Goodwill (iii)	Trade-marks (iv)	Concession (v)	Contractual relations with clients	Software	Costs of development of wells (vi)	Land use rights	Other assets (vii)	Total
Accumulated amortization and impairment
Balance at January 1, 2021	(36,520)	(22,091)	(318,748)	(77,019)	(47,276)	(401,498)	(2,468)	(60,758)	(966,378)
Amortization	-	-	(54,304)	-	(7,269)	(40,501)	-	(4,438)	(106,512)
Disposal	-	-	1,059	-	9,189	313,108	-	-	323,356
Subsidiary deconsolidation	-	-	-	-	16,895	-	-	-	16,895
Translations adjustments	-	-	-	3,361	163	-	-	-	3,524
At December 31, 2021	(36,520)	(22,091)	(371,993)	(73,658)	(28,298)	(128,891)	(2,468)	(65,196)	(729,115)
Balance at January 1, 2022	(36,520)	(22,091)	(371,993)	(73,658)	(28,298)	(128,891)	(2,468)	(65,196)	(729,115)
Amortization	-	-	(55,096)	-	(3,619)	(37,672)	-	(5,648)	(102,035)
Disposal	-	-	-	-	2,852	-	-	-	2,852
Reclassifications	-	-	15,596	-	-	-	-	13,504	29,100
Transfers	-	-	(272)	-	-	-	-	-	(272)
Impairment loss	-	(2,530)	-	-	-	-	-	-	(2,530)
Translations adjustments	-	-	-	2,422	452	-	-	-	2,874
At December 31, 2022	(36,520)	(24,621)	(411,765)	(71,236)	(28,613)	(166,563)	(2,468)	(57,340)	(799,126)
Balance at January 1, 2023	(36,520)	(24,621)	(411,765)	(71,236)	(28,613)	(166,563)	(2,468)	(57,340)	(799,126)
Amortization	-	-	(56,102)	-	(3,503)	(95,376)	-	(5,898)	(160,879)
Disposal	-	-	-	4,712	6,785	38,347	-	-	49,844
Reclassifications	-	-	13,540	-	(2,203)	(2,061)	-	27,059	36,335
Translations adjustments	-	-	-	335	(154)	-	-	-	181
At December 31, 2023	(36,520)	(24,621)	(454,327)	(66,189)	(27,688)	(225,653)	(2,468)	(36,179)	(873,645)
Carrying amounts
At January 1, 2021	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990
At December 31, 2021	57,080	73,437	322,816	497	16,941	200,016	10,820	61,784	743,391
At December 31, 2022	49,477	62,628	274,788	283	22,876	307,231	10,820	59,233	787,336
At December 31, 2023	55,894	65,065	225,363	209	26,128	317,198	10,820	51,779	752,456

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(ii)	Amortization of intangibles is broken down in the consolidated statements of profit or loss as follows:

In thousands of soles	Note	2021	2022	2023
Cost of sales		98,977	98,529	157,132
Administrative expenses		6,243	3,506	3,747
Sub total	25	105,220	102,035	160,879
(+) Amortization discontinued operations		1,292	-	-
		106,512	102,035	160,879

(iii)	Corporation’s Management reviews the performance of its businesses based on the economic activity performed. As of December 31, the goodwill of cash generating units (CGUs) is distributed as follows:

In thousands of soles	2021	2022	2023
Engineering and construction	36,344	28,741	35,158
Electromechanical	20,736	20,736	20,736
	57,080	49,477	55,894

As of December 31, 2023, goodwill consists of an accumulated cost of S/ 123.8 million, accumulated impairment of S/ 53.2 million and a decrease due to translation effect of S/ 14.7 million.

As a result of Management’s annual impairment tests on goodwill, the recoverable value of cash-generating units was determined based on the greater their value in use and fair value less disposal costs. The value in use was determined based on the expected future cash flows generated by the evaluation of CGUs.

As a result of these evaluations in 2021, 2022 and 2023, no impairment was identified.

The main assumptions used by the Corporation to determine the recoverable value are the following:

	Engineering
	and	Electro-
In percentage	construction	mechanical
2021
Gross margin	11.10%	9.04%
Terminal growth rate	3.30%	2.00%
Discount rate	11.97%	13.28%
2022
Gross margin	9.23%	8.13%
Terminal growth rate	3.80%	2.00%
Discount rate	17.66%	14.89%
2023
Gross margin	9.27%	8.75%
Terminal growth rate	3.25%	2.00%
Discount rate	15.31%	14.06%

Discount rate

The discount rate is the cost of capital applied to determine the present value of a future payment.

Growth rate

Market-based and generally in line with projected long-term inflation for the countries in which each CGU operates.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

Perpetual growth rate

The rate used to calculate the terminal or residual value in the valuation of the business.

These assumptions have been used for the analysis of each CGUs for a five-year (5) period considering a recovery residual value without any growth.

Management determines budgeted gross margins based on past profit loss and market development expectations. Average growth rates are consistent with those prevailing in the industry. The discount rates used are pre-tax, as applicable, and reflect the specific risks associated with the CGUs evaluated.

(iv)	As of December 31, 2023, this item includes the trademarks acquired in the business combination processes with Vial y Vives S.A.C. for S/ 39.8 million (S/ 42million as of December 31, 2022) and Morelco S.A.S. for S/ 25.2 million (S/ 20.6 million as of December 31, 2022). Management determined that the Vial y Vives and Morelco trademarks have indefinite useful lives, consequently, these intangible assets are tested annually for impairment using the methodology of saving in the payment of license fees or royalties.

As of December 31, 2021, Vial y Vives – DSD trademark had an accumulated impairment of S/ 22.1 million and during the year 2022 it was impaired by an additional amount of S/ 2.5 million. At the end of 2022 and 2023, the accumulated impairment amounts to S/ 24.6 million.

The main assumptions used by the Corporation to determine fair value less costs of sales are the following:

	Engineering and construction
In percentage	Morelco S.A.S.	Vial y Vives - DSD
2021
Average revenue growth rate	23.16%	5.00%
Terminal growth rate	3.30%	3.00%
Discount rate	11.97%	17.60%
2022
Average revenue growth rate	43.19%	9.03%
Terminal growth rate	3.80%	3.00%
Discount rate	17.66%	15.82%
2023
Average revenue growth rate	36.00%	24.10%
Terminal growth rate	3.25%	3.00%
Discount rate	16.31%	15.80%

Discount rate

The discount rate is the cost of capital applied to determine the present value of a future payment.

Growth rate

Market-based and generally in line with projected long-term inflation for the countries in which each CGU operates.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

Perpetual growth rate

The rate used to calculate the terminal or residual value in the valuation of the business.

(v)	As of December 31, it mainly comprises the intangible assets of the subsidiary Red Vial 5 S.A. and is made up of:

In thousands of soles	2021	2022	2023
Capitalization of second roadway	240,279	200,233	160,185
EPC Contract	46,719	38,933	31,146
Implementation for road safety	10,179	11,526	13,186
Road improvement	11,795	10,997	10,096
Disbursements for land acquisition	4,883	4,836	3,869
Construction of the second tranche of the “Ancon-Huacho-Pativilca” highway	2,919	2,394	1,916
Other intangible assets contracted for the delivery process	5,118	4,823	4,309
Total Red Vial 5 S.A.	321,892	273,742	224,707
Other concession	924	1,046	656
	322,816	274,788	225,363

(vi)	The Company, through one of its subsidiaries, Unna Energia S.A., operated, developed and produced hydrocarbons from two oil fields under extraction services contracts entered into with the State, which have now expired. The contract for Lot I ended on December 26, 2021 and for Lot V on October 7, 2023. Unna Energia is currently preparing the Termination Abandonment Plan for both contracts. Both Abandonment Plans are expected to be approved this year and have been awarded to two specialist consulting firms. The provisions recorded for the performance of the Studies and the execution of all the corresponding work have been estimated by Unna Energia and duly recorded in the accounts in previous years. These provisions amount to S/ 32,541 thousand soles and S/ 5,829 thousand soles, respectively.

On December 10, 2014, the Peruvian Government granted the Company the right to exploit Oil Lots III and IV for 30 years through two independent License Contracts. The total committed investment is estimated at US$ 435 million and corresponds to the drilling of 230 wells in Lot III and 330 wells in Lot IV under their Minimum Work Programs (10 annual campaigns for 23 and 33 development wells, respectively). Drilling work commenced in November 2016 in Lot IV and in Lot III the first drilling campaign started in June 2022.

The wells are amortized based on the estimated reserves until the end of the term of the contracts signed with Perupetro S.A. For Lot V, the wells are amortized based on the useful lives determined over the remaining terms.

(vii)	Mainly corresponds to investments committed in the subsidiary Unna Energia S.A. through its consortium Terminales del Peru and executed its investment commitments contained in the Operation Contracts of the Central and North Terminals signed with Petroleos del Peru S.A. (Petroperu), owner of the assets. At the end of the contract term, Unna Energia S.A. will transfer the facilities and assets resulting from the execution of the investment commitment to the contracting party at zero value.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

17.	Borrowings

As of December 31, this caption includes:

	Date of	Interest		Current		Non-current
In thousands of soles	maturity	rate	Currency	2022	2023	2022	2023
Bank loans
Bridge loan (a)	2024	Term SOFR 3M + de 9.75% a 11.25%	USD	463,773	379,928	-	-
Banco de Credito del Peru (b)	2028	6.04% / 7.68%	USD	32,104	33,338	93,960	82,658
Banco Interamericano de Desarrollo (c)	2032	7.84%	USD	-	744	-	73,058
Banco de Credito del Peru (d)	2024	10.00%	USD	-	29,628	-	-
Banco de Credito del Peru	2024	12.50%	PEN	-	8,024	-	-
Banco BBVA Peru	2024	7.94%	USD	1	1,486	1,528	-
Bancolombia	2024	17.96% / 22.89%	COP	6,344	16,209	-	-
Banco de Bogota	2024	12.20%	COP	4,330	3	-	-
Banco de Credito del Peru	2023	7.00%	PEN	36,562	-	-	-
Banco Interamericano de Finanzas	2024	11.35%	PEN	4,671	-	7,965	-
Banco BBVA Peru	2023	7.94%	PEN	587	-	-	-
Other financial entities
BCI Management Administradora General de Fondos (e)	2027	9.97%	USD	8,725	18,401	154,025	122,214
Other	2024	11.25% / 13.54%	PEN / CLP	3,451	14,159	1,947	295
Right-of-use-liabilities (f)	2027	5.40% / 22.66%	USD	12,879	14,109	46,206	28,453
Finance leases (g)	2023	5.32% / 9.04%	USD	835	-	-	-
				574,262	516,029	305,631	306,678

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(a)	On March 17, 2022, the Company entered into a bridge loan agreement for up to US$ 120 million, with a group of financial institutions comprised by Banco BTG Pactual - Cayman Branch, Banco Santander Peru, HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, in quarterly interest installments and is secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a pledge over the shares in Unna Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On April 5, 2022, the Company received a bridge loan for up to US$ 120 million.

On October 5, 2023 and December 27, 2023 payments of US$ 8 million (equivalent to S/ 29.1 million) and US$ 12 million (equivalent to S/ 43.6 million), respectively, were made. In addition, on December 27, 2023, the term extension of the bridge loan agreement was signed for up to US$ 100 million for a period of twelve months.

As of December 31, 2023, the loan amounts to S/ 379.9 million (as of December 31, 2022, it amounted to S/ 463.8 million), comprising principal of S/ 371.3 million, plus interest and net deferred charges of S/ 8.6 million (as of December 31, 2022, S/ 458.4 million and S/ 5.4 million, respectively).

As of December 31, 2022 and 2023, the Company has complied with the covenants established in the loan agreement.

(b)	Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru (hereinafter BCP) to finance investments arising from the operation agreement of North and Center terminals for 2015 to 2019 period, ending its availability period on December 31, 2022 with a maximum exposure limit of US$ 80 million. This funding is repaid within eight (8) years. for a credit line amount of US$ 100 million, which was authorized and fully utilized.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023 for a credit line of US$ 46 million with BCP. This agreement includes an assignee as interest holder, so BD Capital (BDC) acquired 50% of the BCP contractual position through the signature of an accession agreement. During 2023, additional disbursements of US$ 13.5 million, equivalent to S/ 50.9 million, were requested for the additional investments. On December 20, 2023, an addendum was signed to extend the period of availability until November 15, 2024.

As of December 31, 2023, the amount recorded for the loans equivalent to the 50% interest held by the subsidiary Unna Energia S.A. is S/ 116 million, which includes principal plus interest and net deferred charges (S/ 126.1 million as of 31 December 2022).

As of December 31, 2022 and 2023, TP is in compliance with the covenants established in the loan agreement.

(c)	In December 2022, Viva Negocio Inmobiliario S.A.C. signed a loan agreement with the Banco Interamericano de Desarollo, with a ten (10) year term and a two (2) year grace period for principal repayment, for the purpose of building social housing. The loan was fully disbursed in January 2023, for US$ 20 million, equivalent to S/ 72.2 million. As of December 31, 2023, the loan balance payable amounts to US$ 20.2 million, equivalent to S/ 73.8 million, comprising principal of S/ 74.3 million, plus interest of S/ 0.7 million and the negative effect of deferred charges of S/ 1.2 million.

As of December 31, 2022 and 2023, Viva Negocio Inmobiliario S.A.C. has complied with the covenants established in the loan agreement.

(d)	On February 15, 2023 and May 15, 2023, the Ministerio de Desarrollo Agrario y Riego - MIDAGRI executed the bank guarantee letter for a total amount of US$ 9.5 million that had been issued on behalf of Concesionaria Chavimochic S.A.C. as a guarantee under the Concession contract. As a result, the Company entered into a short-term loan under tranche C1 of the syndicated financing agreement. The balance of the loan at December 31, 2023 is US$ 7.9 million (equivalent to S/ 29.6 million).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(e)	On May 29, 2018, the Company and Inversiones Concesiones Vial S.A.C. (“BCI Peru”) came into an investment agreement with the intervention of Fondo de Inversiones BCI NV (“BCI Fund”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) to monetize future dividends from Red Vial 5 S.A. to the Company. Upon the signature of this agreement, the Company had to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its B class shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially incorporated for such purposes called Inversiones en Autopistas S.A. The amount of the transaction was US$ 42.3 million (equivalent to S/ 138 million) and was completed on June 11, 2018.

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

As of December 31, 2023, the loan balance payable amounts to US$ 39.2 million, equivalent to S/ 145.4 million (as of December 31, 2022, US$ 42.6 million, equivalent to S/ 162.8 million) and includes the negative effect of the present value of S/ 2.4 million (as of December 31, 2022, S/ 16.6 million) (note 26.B.ii). Accrued interest amounts to S/ 8.3 million (in 2022, S/ 9.3 million).

(f)	The composition of right-of-use liabilities is detailed below:

	Interest	Date of	Total
In thousands of soles	rate	maturity	2022	2023

AENZA S.A.A.	9.67%	2027	41,456	32,234
Unna Energia S.A.	7.10% / 19.6%	2024	11,640	7,198
Unna Transporte S.A.C.	5.40% / 11.72%	2025	4,960	2,227
Other minors	4.5% / 22.66%	2024 / 2037	1,029	903
			59,085	42,562

The minimum payments to be made according to their maturity and current value of obligations for right-of-use liabilities are the following:

In thousands of soles	2022	2023
Up to 1 year	19,075	17,754
From 1 to 5 years	55,092	32,212
Over 5 years	112	73
	74,279	50,039
Future financial charges	(15,194)	(7,477)
Present value of the lease liability for right-of-use asset obligations	59,085	42,562

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

The current value of obligations for right-of-use liabilities is detailed as follows:

In thousands of soles	2022	2023
Up to 1 year	12,879	14,109
From 1 year to 5 years	46,094	28,380
Over 5 years	112	73
	59,085	42,562

(g)	The composition of finance leases is detailed below:

	Interest	Date of
In thousands of soles	rate	maturity	2022	2023
Viva Negocio Inmobiliario S.A.C.	9.04%	2023	76	-
Cumbra Peru S.A.	5.32% / 7.67%	2023	759	-
			835	-

The minimum payments to be made according to their maturity and current value of obligations for finance lease agreements are the following:

In thousands of soles	2022
Up to 1 year	873
Future financial charges	(38)
Present value of the obligations for finance lease contracts	835

The current value of obligations for finance lease agreements is detailed as follows:

In thousands of soles	2022
Up to 1 year	835

(h)	As of December 31, the carrying amount and fair value of indebtedness are as follows:

	Carrying amount		Fair value
In thousands of soles	2022	2023	2022	2023
Bank loans	651,825	625,076	638,620	616,120
Other financial entities	168,148	155,069	168,148	155,069
Lease liability for right-of-use asset	59,085	42,562	58,719	43,078
Finance leases	835	-	776	-
	879,893	822,707	866,263	814,267

As of December 31, 2023, fair values are based on discounted cash flows using borrowing rates between 4.7% and 22.7% (between 4.7% and 17.6% as of December 31, 2022) and are within Level 2 of the fair value accounting hierarchy.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(i)	The movement in other financial liabilities, included in financing activities is as follows:

	2021
In thousands of soles	Bank loans	Other financial entities	Lease liability for right-of-use asset	Finance leases
Balance at January, 1	528,564	244,639	72,726	52,391
Additions	281,079	-	7,988	104
Amortization	(473,693)	(42,605)	(26,520)	(5,542)
Accrued interest	47,246	11,439	4,549	3,260
Interest paid	(48,034)	(9,732)	(4,335)	(3,224)
Subsidiary deconsolidation	(22,919)	(59,190)	(6,881)	(36,757)
Fair value	-	12,402	-	-
Others	8,446	31,915	12,980	(396)
Balance at December, 31	320,689	188,868	60,507	9,836

	2022
In thousands of soles	Bank loans	Other financial entities	Lease liability for right-of-use asset	Finance leases
Balance at January, 1	320,689	188,868	60,507	9,836
Additions	492,961	-	21,567	70
Amortization	(171,239)	(28,758)	(16,198)	(8,536)
Accrued interest	49,099	9,273	4,845	474
Interest paid	(39,748)	(10,525)	(4,732)	(514)
Fair value	-	16,629	-	-
Others	63	(7,339)	(6,904)	(495)
Balance at December, 31	651,825	168,148	59,085	835

	2023
In thousands of soles	Bank loans	Other financial entities	Lease liability for right-of-use asset	Finance leases
Balance at January, 1	651,825	168,148	59,085	835
Additions	215,942	65,711	3,792	-
Amortization	(226,804)	(72,106)	(15,425)	(819)
Accrued interest	80,138	8,876	4,966	9
Interest paid	(77,081)	(8,934)	(4,967)	(9)
Fair value	-	(2,358)	-	-
Others	(18,944)	(4,268)	(4,889)	(16)
Balance at December, 31	625,076	155,069	42,562	-

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

18.	Bonds

As of December 31, this item includes:

	Date of	Interest		Current		Non-current
In thousands of soles	maturity	rate	Currency	2022	2023	2022	2023
Corporate bonds - Regulation S issued on the United States of America (a)	2039	4.75% + Adjustment VAC	PEN	31,203	28,558	598,753	599,803
Corporate Bonds - Lima Stock Exchange issued on Peru (b)	2027	8.38%	PEN	41,343	49,369	177,341	130,750
Private bonds (c)	2027	8.50%	US$	4,554	3,611	16,719	10,834
				77,100	81,538	792,813	741,387

(a)	In February 2015, the subsidiary Tren Urbano de Lima S.A. issued international corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted at Constant Update Value) for an amount of S/ 629 million. The bonds are rated AA+.

These bonds include the following collateral: (i) mortgage on the concession of which Tren Urbano de Lima S.A. is the concessionaire, (ii) security interest on the shares of the Concessionaire, (iii) assignment of the Collection Rights of the Administration Trust, and (iv) a Flow Trust and Reserve Accounts for Debt Service, Operation and Maintenance and ongoing Capex. Issuance costs amounted to S/ 22 million. During 2023, a principal repayment of S/ 26 million (S/ 19.8 million in 2022) has been made.

As of December 31, 2023, an accumulated amortization amounting to S/ 152.8 million (S/ 126.8 million as of December 31, 2022) was made.

As of December 31, 2023, the balance includes VAC adjustments and interest payable for S/ 146.1 million (S/ 143.3 million as of December 31, 2022).

For the periods ended December 31, 2021, 2022 and 2023, the movement of this account is as follows:

In thousands of soles	2021	2022	2023
Balance at January, 1	624,454	626,697	629,956
Amortization	(16,376)	(19,848)	(26,004)
Accrued interest and VAC	49,013	54,918	57,407
Interest paid	(30,394)	(31,811)	(32,998)
Balance at December, 31	626,697	629,956	628,361

As of December 31, 2022 and 2023, Tren Urbano de Lima S.A. complied with the corresponding covenants.

As of December 31, 2023, the fair value amounts to S/ 628.4 million (S/ 630.7 million, as of December 31, 2022), is based on discounted cash flows using a rate of 4.9% (5.9% as of December 31, 2022) and corresponds to level 2 of the fair value hierarchy.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(b)	From 2015 to 2016, the subsidiary Red Vial 5 S.A. issued Corporate Bonds on the Lima Stock Exchange for a total S/ 365 million. The bonds are rated AA+.

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

For the periods ended December 31, 2021, 2022 and 2023, the movement of this account is the following:

In thousands of soles	2021	2022	2023
Balance at January, 1	280,848	251,933	218,684
Amortization	(28,836)	(33,085)	(38,266)
Accrued interest	22,315	19,744	16,609
Interest paid	(22,394)	(19,908)	(16,908)
Balance at December, 31	251,933	218,684	180,119

As of December 31, 2022 and 2023, Red Vial 5 S.A. complied with the respective covenants.

As of December 31, 2023, the fair value of bonds amounts to S/ 184.6 million (S/ 224.8 million as of December 31, 2022), is based on discounted cash flows using rate 8.1% as of December 31, 2022 and 2023, and is within level 2 of the fair value hierarchy.

(c)	At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program up to a maximum amount of US$ 7.8 million (equivalent to S/ 25.9 million) which were issued to be exchanged for previously incurred commercial debt.

In the first quarter of the year 2020, bonds amounting to US$ 7.8 million (equivalent to S/ 25.9 million) were issued with the modality for exchange debt, with respect to its outstanding business obligations.

For the periods ended December 31, 2021, 2022 and 2023, the movement of this account is the following:

In thousands of soles	2021	2022	2023
Balance at January, 1	27,457	26,282	21,273
Amortization	(3,687)	(3,812)	(5,424)
Exchange difference	2,561	(1,030)	(594)
Accrued interest	2,219	1,858	1,493
Interest paid	(2,268)	(2,025)	(2,303)
Balance at December, 31	26,282	21,273	14,445

As of December 31, 2023, the fair value amounts to S/ 13.6 million (S/ 19.7 million as of December 31, 2022), is based on discounted cash flows using a rate of 12% (11.4% as of December 31, 2022), and is within level 2 of the fair value hierarchy.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(d)	On August 13, 2021, AENZA S.A.A. issued bonds convertible into voting common shares (hereinafter the “Bonds”). The total amount of issuance was US$ 89.9 million, considering 89,970 bonds at a face value of US$ 1,000 each.

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

19.	Trade Accounts Payable

As of December 31, this caption comprises:

	Total
In thousands of soles	2022	2023
Invoices payable (a)	523,175	571,438
Provision of contract costs (b)	508,448	592,254
Notes payable	5,390	4,575
	1,037,013	1,168,267
Current portion	1,027,256	1,164,266
Non-current portion	9,757	4,001
	1,037,013	1,168,267

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(a)	Invoices payable and unbilled services rendered by major projects are presented below:

In thousands of soles		Invoices		Unbilled services received
Project	Entity	2022	2023	2022	2023
Infrastructure
Linea 1 - Metro de Lima	Transporte Urbano de Lima S.A.	43,768	21,371	18,281	20,902
Operation and maintenance - Roads	Road concessions	23,849	22,497	29,292	25,857
		67,617	43,868	47,573	46,759

Energy
Oil exploration and production	Unna Energia S.A.	72,553	60,155	18,823	11,015
Petroleum storage and dispatch	Terminales del Peru	7,286	2,551	9,905	8,493
Gas processing and commercialization	Unna Energia S.A.	4,983	10,114	6,834	7,699
Others		2,460	10,675	1,415	1,114
		87,282	83,495	36,977	28,321
Engineering and Construction
Jorge Chavez Airport (i)	Cumbra Peru S.A.	79,424	163,471	152,492	168,325
Project San Gabriel - Buenaventura (ii)	Cumbra Peru S.A.	289	32,052	564	23,255
Planta de Flotacion de Particulas Gruesas	Cumbra Peru S.A.	6,027	37,773	14,966	14,707
Concentrator Plant and tunnel of Quellaveco	Cumbra Peru S.A.	45,143	3,796	24,977	2,579
Project Via Expresa Linea Amarilla	Cumbra Peru S.A.	-	-	6,057	5,854
EPC Captacion Agua Mar y Afluentes UA - PMRT	Cumbra Peru S.A.	36,779	24,787	9,080	5,060
Planta Oxidos Marcobre	Cumbra Peru S.A.	-	-	3,737	3,633
EPC Planta Hidrogeno UA - PMRT	Cumbra Peru S.A.	40,865	24,449	19,029	8,053
Gasoducto Piura Project	Cumbra Peru S.A.	3,983	2,516	9,457	2,716
Project C. Comercial Parque Arauco La Molina	Cumbra Peru S.A.	-	3,479	-	2,636
Generating Plant Machu Picchu	Cumbra Peru S.A.	3,255	2	1,637	1,144
Concentradora Toquepala	Cumbra Peru S.A.	17,980	10,650	7,295	880
Refineria Talara	Cumbra Peru S.A.	2,971	4,323	7,824	1,363
Desilting of the Chicama River	Cumbra Peru S.A.	2,380	2,605	-	-
Cerro del Aguila Hydroelectric Power Plant	Cumbra Peru S.A.	1,120	914	-	-
Filtro de Relaves Quebrada Honda	Cumbra Peru S.A.	10,930	31	2,746	-

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands of soles		Invoices		Unbilled services received
Project	Entity	2022	2023	2022	2023
EPC Edificios UA – PMRT	Cumbra Peru S.A.	4,276	3,340	2,928	2,454
Proyecto Quebrada Blanca	Vial y Vives - DSD S.A.	38,508	34,543	25,892	26,395
Engineering and Construction Works	Vial y Vives - DSD S.A.	7,902	7,478	28,115	21,633
Proyecto Santa Monica (iii)	Morelco S.A.S.	-	36,477	-	115,236
Proyecto Termosuria	Morelco S.A.S.	1,095	2,219	19,651	49,703
Engineering and Construction Works	Morelco S.A.S.	10,471	9,222	12,039	9,038
Project Mina Gold Fields La Cima S.A.	Cumbra Ingenieria S.A.	12,546	3,268	9,459	5,969
Others		23,170	23,899	32,227	21,607
		349,114	431,294	390,172	492,240
Real Estate		15,035	8,430	20,904	13,192
Parent Company and other entities		4,127	4,351	12,822	11,742
		523,175	571,438	508,448	592,254

Current portion		513,418	567,437	508,448	592,254
Non-current portion		9,757	4,001	-	-
		523,175	571,438	508,448	592,254

(i)	The increase corresponds to project activities related to the construction of the Jorge Chavez airport terminal of the subsidiary Cumbra Peru S.A.

(ii)	The increase corresponds to the increase in operations from the beginning of 2023 due to the execution of earthmoving works for the San Gabriel project of the subsidiary Cumbra Peru S.A.

(iii)	The increase corresponds to the increase in operations from the beginning of 2023 due to the execution of works for the Santa Monica project of the indirect subsidiary Morelco S.A.S.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

20.	Other Accounts Payable

As of December 31, this caption includes:

In thousands of soles	2022	2023
Civil compensation to Peruvian Government (a)	-	469,839
Advances received from customers (b)	365,730	241,469
Taxes payable	165,831	158,132
Salaries and other payable to personnel (c)	99,225	92,196
Arbitration payable (d)	73,348	68,082
Accounts payable Consorcio Ductos del Sur (e)	25,652	16,729
Guarantee deposits (f)	18,552	24,570
Share purchase agreement - Inversiones Sur (g)	15,280	-
Acquisition of additional non-controlling interest (h)	9,344	6,944
Royalties payable (i)	9,303	9,164
Other accounts payable	25,496	31,014
	807,761	1,118,139
Current portion	705,442	608,828
Non-current portion	102,319	509,311
	807,761	1,118,139

(a)	Corresponds to the liability due to the compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construccion”. As indicated in Note 1-C) on September 15, 2022, the collaboration and benefits agreement was signed, through which AENZA recognizes it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian Government of S/ 333.3 million and US$ 40.7 million. The civil penalty will be made within a term of 12 years, under a legal interest rate in Soles and US Dollars 3.55% and 1.90%, respectively (annual interest calculated as of December 31, 2023); in addition, the Company compromise to establish a package of guarantees through a trust to which the following assets and/or rights will be transferred after the court approval i) shares issued by a subsidiary of AENZA; ii) a mortgage on a real state asset and iii) guaranty account with funds equivalent to the annual fees corresponding to the following year. Among other conditions, the Agreement includes a restriction for Aenza and the subsidiaries Cumbra Peru S.A., and Unna Transporte S.A.C. to participate in public construction and road maintenance contracts with the Peruvian State for two (2) years from the approval of the Agreement.

On December 27, 2023, the initial installment of the Civil Compensation was paid to the Peruvian Government for S/ 10.3 million and US$ 1.2 million. As of December 31, 2023, the balance amounts to S/ 469.8 million (S/ 323 million and US$ 39.5 million).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(b)	Advances received from customers mainly correspond to the engineering and construction and real estate segments; and are deducted from invoicing in accordance with the terms of the agreements.

In thousands of soles	Project	2022	2023
Entity
Cumbra Peru S.A.	Jorge Chavez Airport (i)	88,114	93,792
Viva Negocio Inmobiliario S.A.C.	Real estate projects (ii)	85,741	73,626
Cumbra Peru S.A.	San Gabriel - Buenaventura Project (iii)	33,206	35,923
Cumbra Peru S.A.	Parque Arauco La Molina shopping center (iv)	-	21,448
Proyecto Especial de Infraestructura de Transporte Nacional	Infrastructure projects	33,879	12,454
Vial y Vives - DSD S.A.	Minera Spence (v)	12,536	2,483
Cumbra Ingenieria S.A.	Mina Gold Fields La Cima S.A. Project	1,986	769
Vial y Vives - DSD S.A.	Refineria ENAP	9,472	297
Vial y Vives - DSD S.A.	Quebrada Blanca Project (vi)	91,107	-
Cumbra Peru S.A.	Concentrator Plant and Quellaveco Tunnel	5,984	-
Other		3,705	677
		365,730	241,469
Current portion		350,194	241,308
Non-current portion		15,536	161
		365,730	241,469

(i)	The increase in 2023 is due to the advance received in Consorcio Intipunku for the construction of the Jorge Chavez airport terminal, as of December 31, 2023, the balance of the advance amounts to S/ 93.7 million (S/ 88.1 million in 2022).

(ii)	Customer advances on real estate projects correspond to the sale of real estate. As of December 31, 2023 they correspond to the following real estate projects: a) Parques de Comas S/ 64.5 million, b) Parques de Huancayo S/ 2.6 million, c) Parques de Carabayllo S/ 4.7 million, d) Parques del Callao S/ 1.4 million, e) other minor S/ 0.4 million (S/ 74.8 million, S/ 3.6 million, S/ 5.2 million, S/ 1.5 million, S/ 0.6 million, as of December 31, 2022, respectively).

(iii)	The balance is due to advances received during the fourth quarter of 2022 relating to an earthmoving mining sector project valued at US$ 87.3 million (approximately S/ 333.1 million), which commenced operations at the end of 2022. The balance as of December 31, 2023, is S/ 35.9 million (S/ 33.2 million in 2022) which will be applied according to the degree of progress).

(iv)	Corresponds to advances received for 20% of the private lump sum construction contract for the construction of the Parque Arauco La Molina shopping center, the amount of the contract is S/ 119.7 million.

(v)	Design and construction project for improvements to the Ripios plant of Minera Spence, lump sum EPC contract. The balance as of December 31, 2023, is S/ 2.5 million (S/ 12.5 million as of December 31, 2022).

(vi)	Corresponds to advances received from Minera Teck for the Quebrada Blanca project, for construction and assembly work on the Pebble crushing mill, which have been applied with invoicing through approved payment statements.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(c)	Salaries and profit sharing payable are classified as follows:

In thousands of soles	2022	2023
Vacation	30,854	27,606
Compensation for time of service	27,964	21,556
Bonus salaries	23,393	23,008
Wages and salaries	8,915	7,354
Workers’ profit sharing	4,996	8,911
Other remuneration	3,103	3,761
	99,225	92,196

(d)	Obligations arising from arbitration awards as of December 31, 2023 correspond to Empresa de Generacion Electrica Machupichu S.A. for S/ 40.8 million; Andritz Hydro S.A. for S/ 23.6 million; SEDAPAL S.A. S/ 2.8 million; Programa Subsectorial de Irrigaciones – PSI for S/ 0.9 million (S/ 38.1 million; S/ 31.7 million; S/ 2.8 million; S/ 0.7 million as of December 31, 2022). During 2021 and 2022, as a result of these Awards, the Corporation recorded expenses ofS/ 38.1 million and S/ 41.6 million, respectively, which is presented under “Cost of sales and services” in the consolidated statement of income (note 25.ii).

(e)	Other accounts payable of Consorcio Constructor Ductos del Sur correspond to payment obligations to suppliers and main subcontractors, assumed by the subsidiary Cumbra Peru S.A. for S/ 16.7 million (S/ 25.6 million as of 31 December 2022), as a consequence of the termination of the operations of Gasoducto Sur Peruano S.A. (note 14).

(f)	Correspond to withholdings from subcontractors to guarantee compliance with service contracts until completion of the work. As of December 31, 2023 the detail consists of S/ 7.9 million in Cumbra Peru S.A.; S/ 5.7 million in Consorcio Intipunku; S/ 4.8 million in Vial y Vives DSD; S/ 1.8 million in Unna Energia S.A.; S/ 3.4 million in Viva Negocio Inmobiliario S.A.C. and S/ 0.9 million in other minor ones. (S/ 6.6 million in Cumbra Peru S.A.; S/ 2.5 million in Consorcio Intipunku; S/ 2.5 million in Vial y Vives – DSD S.A.; S/ 1.6 million in Unna Energia S.A.; S/ 4.1 million in Viva Negocio Inmobiliario S.A.C. and S/ 1.2 million in other minor as of 31 December 2022).

(g)	Agreement signed between the subsidiary Viva Negocio Inmobiliario S.A.C. and Inversiones Sur S.A. for the Right to Do and Not to Do in the amount of US$ 4 million, which was paid in full during 2023.

(h)	During 2016, GyM Chile S.P.A. acquired an additional 13.69% of shares in Vial y Vives – DSD S.A. for a total purchase price of S/ 51.1 million. As of December 31, 2023, the outstanding balance payable on this transaction amounts to S/ 6.9 million (S/ 9.3 million in 2022).

(i)	In compliance with the license contract between Unna Energia S.A. and Perupetro S.A. for Lot III and Lot IV, at 31 December 2023, obligations corresponding to royalties payable of S/ 9.2 million were recorded (S/ 9.3 million at 31 December 2022).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

21.	Other Provisions

For the periods ended 31 December 2021, 2022 and 2023, the movement in this item is as follows:

			Provision for
	Legal	Tax	closure
In thousands of soles	(a)	(b)	(c)	Total
As of January 1, 2021	326,868	8,176	52,949	387,993
Additions	59,109	31,221	10,815	101,145
Present value	19,627	-	9,780	29,407
Reversal of provisions	(13,027)	-	(2,957)	(15,984)
Transfers	466	(299)	716	883
Reclasification	(3,335)	-	3,335	-
Compensation	(8,541)	-	-	(8,541)
Desconsolidation of subsidiary	(1,657)	-	-	(1,657)
Payments	(26,863)	(916)	(185)	(27,964)
Translation adjustment / Exchange difference	11,738	-	8,022	19,760
As of December 31, 2021	364,385	38,182	82,475	485,042
Current portion	117,520	17,492	20,533	155,545
Non-current portion	246,865	20,690	61,942	329,497
	364,385	38,182	82,475	485,042

			Provision for
	Legal	Tax	closure
In thousands of soles	(a)	(b)	(c)	Total
As of January 1, 2022	364,385	38,182	82,475	485,042
Additions	278,446	15,891	-	294,337
Present value	1,042	-	(2,496)	(1,454)
Reversal of provisions	(1,802)	(434)	(9,694)	(11,930)
Transfers (*)	(5,587)	(62)	-	(5,649)
Payments	(40,253)	-	(747)	(41,000)
Translation adjustment / Exchange difference	(16,015)	-	(1,378)	(17,393)
As of December 31, 2022	580,216	53,577	68,160	701,953
Current portion	87,948	33,127	11,851	132,926
Non-current portion	492,268	20,450	56,309	569,027
	580,216	53,577	68,160	701,953

(*)	In 2022, it mainly corresponds to reclassification to other accounts payable for payment obligations due to the subscription of the share purchase agreement between Cumbra Peru S.A. and Stracon S.A., amounting to S/ 4.9 million and the fine corresponding to the fractionation of the sanction imposed by SUNAFIL amounting to S/ 0.2 million.

			Provision for
	Legal	Tax	closure
In thousands of soles	(a)	(b)	(c)	Total
As of January 1, 2023	580,216	53,577	68,160	701,953
Additions	14,784	11,668	6,545	32,997
Present value	919	-	4,339	5,258
Reversal of provisions	(8,229)	(1,687)	(11,806)	(21,722)
Reclassifications	(488,007)	(4,195)	-	(492,202)
Payments	(6,970)	-	(2,321)	(9,291)
Translation adjustment / Exchange difference	(1,184)	-	(656)	(1,840)
As of December 31, 2023	91,529	59,363	64,261	215,153
Current portion	76,871	28,780	11,435	117,086
Non-current portion	14,658	30,583	52,826	98,067
	91,529	59,363	64,261	215,153

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(a)	Legal contingencies mainly correspond to:

Civil compensation to Peruvian Government

The Agreement accrual amounting to S/ 333.3 million and US$ 40.7 million was reclassified to the caption “Other accounts payable”.

Administrative process Instituto Nacional de Defensa de la Competencia y de la Proteccion de la Propiedad Intelectual (INDECOPI)

On March 9, 2021, Cumbra Peru S.A. was notified with the Final Instruction Report prepared by the Technical Secretariat of the INDECOPI Commission, related to the administrative sanctioning procedure against 33 construction companies and 26 of their executives for having adopted a coordination system through which they agreed to share several bids called by Provias Nacional and other entities of the Peruvian State. On November 15, 2021, the Commission by Resolution N° 080-021-CLC-INDECOPI resolved to sanction in first administrative instance the above mentioned companies and their executives, including Cumbra Peru S.A. On December 9, 2021, Cumbra Peru S.A. filed an appeal against the referred resolution, suspending any execution of the resolution, including the payment of the fine imposed and the compliance with the corrective measures ordered. As of December 31, 2023, the Company maintains a provision that was recognized amounting to S/ 56.4 million (S/ 52.4 million as of December 31, 2022).

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

Other legal provisions

The Corporation has administrative lawsuits for S/ 14.8 million, civil lawsuits for S/ 11.3 million, labor lawsuits for S/ 5.7 million and administrative lawsuits for S/ 3.3 million (as of 31 December 2022, administrative lawsuits for S/ 14.4 million, civil lawsuits for S/ 11 million, labor lawsuits for S/ 6.3 million and administrative lawsuits for S/ 4.1 million).

(b)	Tax contingencies corresponds mainly to:

(i)	Appeal Process before the Tax Court for S/ 25.2 million belonging to AENZA S.A.A. for income tax for the years 2014, 2015 and 2016 for S/ 12.3 million; Cumbra Ingenieria S.A. for income tax for the years 2013, 2014, 2015 and 2016 for S/ 9.5 million; Cumbra Peru S.A. for income tax for the year 2012 for S/ 2.3 million; and Consorcio Constructor Chavimochic for income tax for the year 2016 for S/ 1.1 million.

(ii)	Claims before SUNAT for S/ 18.4 million corresponding to AENZA S.A.A. for income tax for the year 2017 for S/ 14.8 million; Cumbra Ingenieria S.A. for income tax for the year 2019 for S/ 3.6 million.

(iii)	Claims before the Judiciary for S/ 9.8 million belonging to AENZA S.A.A. for income tax and VAT tax for the years 1998 to 2011.

(iv)	Non-contentious proceedings for S/ 6 million related to Cumbra Ingenieria S.A. for S/ 5.9 million; and Carretera Andina del Sur S.A. for S/ 0.1 million.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(c)	Provision for closure corresponds mainly to:

(i)	Provisions for well closure of the subsidiary Unna Energia S.A. for S/ 51.3 million and contractual compliance with Petroperu for S/ 3.5 million (as of December 31, 2022, S/ 56.5 million and S/ 3.3 million, respectively); and

(ii)	Provisions for associated costs of the subsidiary Red Vial 5 S.A. related to the closing of the concession contract for S/ 5 million (as of December 31, 2022, S/ 5.6 million).

(iii)	Other provisions in Cumbra Peru S.A. for S/ 3.6 million, for the assumption of assets and liabilities of one of its partners in consortium of the subsidiary, for an amount of S/ 2.8 million and in the subsidiary Morelco, the probable sanction of the Unidad de Gestion Pensional y Contribuciones Parafiscales de la Proteccion Social in charge of validating payroll payments for an amount of S/ 0.8 million.

22.	Equity

A.	Capital

On February 28, 2022, in accordance with the terms and conditions of the convertible bond, the holders of 11,000 convertible bonds, with a par value of US$ 1,000 each and for a principal amount equivalent to US$ 11 million, exercised their conversion right. The Company issued provisional certificates for 37,801,073 new voting common shares, with a par value of S/ 1.00 each, fully subscribed and paid-in. Therefore, the Company increased its capital stock from S/ 871,917,855 to S/ 909,718,928.

Additionally, on March 31, 2022, holders of 78,970 convertible bonds, each with a nominal value of US$ 1,000 each and for a principal amount equivalent to US$ 78.9 million, communicated their decision to execute their conversion rights. As consequence the Company converted the bonds, as well as paid the accrued interest to the bondholders who have exercised their conversion rights. The Company issued 287,261,051 new common shares. Therefore, the capital stock of the Company has increased from S/ 909,718,928 to S/ 1,196,979,979. After this last operation, the convertible bonds have been fully paid (see, note 18.d).

On December 1, 2022, the capital increases were registered and the statutes were amended, confirming that the Company’s capital was S/ 1,196,979,979, the par value of the shares was S/ 1.00 each, fully subscribed and paid and with voting rights.

On December 27, 2023, the Company issued 174,984,912 new common shares, at a price per share of S/ 0.4971, increasing the Company’s capital stock from S/ 1,196,979,979 to S/ 1,371,964,891. The total shares were fully subscribed and paid in two pre-emptive subscription rounds and in the Private Offering. A placement loss of S/ 87,999,912 was determined, equivalent to the difference between the nominal value of the new common shares issued and the total amount paid. On February 1, 2024, the capital increase was registered in the Company’s registry.

As of December 31, 2023, a total of 70,312,080 shares are represented in ADSs, equivalent to 4,687,472 ADSs at a ratio of 15 shares per ADS.

As of December 31, 2022, a total of 130,025,625 shares is represented in ADSs, equivalent to 8,668,375 ADS at a ratio of 15 shares per ADS.

As of December 31, 2021, a total of 136,637,740 shares were represented in ADSs, equivalent to 27,327,548 ADS at a ratio of 5 shares per ADS.

As of December 31, 2023, the Company’s shares registered a stock price quotation at the end of the year of S/ 0.57 per share and a trading frequency of 49.80% (S/ 0.83 per share and a trading frequency of 75% as of December 31, 2022; S/ 1.37 per share and a trading frequency of 77.27% as of December 31, 2021).

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

According to the resolution of the Shareholders’ Meeting, the balance of the Legal Reserve has been fully offset against the accumulated losses as of December 2023.

C.	Voluntary reserve

As of December 31, 2022, this reserve amounting to S/ 29.97 million was related to the excess of legal reserve. This reserve is over above the requirement to make a reserve until reaching the equivalent of 20% of the paid-in capital.

According to the resolution of the Shareholders’ Meeting, the balance of the Voluntary reserve has been fully offset against the accumulated losses as of December 2023.

D.	Share premium

This item recognizes the difference between the face value and transaction value for the acquisitions of shares in non-controlling interests.

This item includes the excess of total income obtained by shares issued in 2013, 2019 and 2023 in contrast to their face value of S/ 1,142 million.

According to the resolution of the Shareholders’ Meeting, the balance of the Share premium has been fully offset against the accumulated losses as of December 2023.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

23.	Deferred Income Tax

(a)	The movement of deferred tax assets and liabilities in the year, without considering the offsetting of balances, is as follows:

Deferred tax assets	At January 1, 2021	(Debit) credit to P&L	Sale of a subsidiary	Others	At December 31, 2021	(Debit) credit to P&L	Reclassification	At December 31, 2022	(Debit) credit to P&L	Reclassification	Others	At December 31, 2023

Provisions	29,586	13,673	(2,413)	-	40,846	6,060	(4,399)	42,507	(15,324)	-	-	27,183
Difference in depreciation rates	7,653	8,640	-	-	16,293	7,179	-	23,472	319	-	-	23,791
Tax losses	186,495	36,258	(40,312)	-	182,441	(6,609)	-	175,832	(13,332)	-	-	162,500
Work in process	4,792	(4,792)	-	-	-	-	-	-	-	-	-	-
Accrual for unpaid vacations	13,040	7,288	(887)	-	19,441	(5,844)	-	13,597	(3,609)	-	-	9,988
Impairment	51,252	(21,834)	-	-	29,418	2,672	-	32,090	(12,710)	-	-	19,380
Fair value	45,997	5,596	-	-	51,593	1,547	-	53,140	(2,157)	-	-	50,983
Tax goodwill	13,993	(2,407)	-	-	11,586	(2,078)	-	9,508	(2,247)	-	-	7,261
Earning stripping rules	-	8,372	-	-	8,372	(1,177)	-	7,195	(8)	-	-	7,187
Unpaid non domiciled expenses	-	4,064	-	-	4,064	(3,863)	-	201	24	-	-	225
Right-of-use assets	-	4,571	-	-	4,571	(1,345)	-	3,226	(844)	-	-	2,382
Purchase price allocation	-	-	-	-	-	7,399	-	7,399	29	-	-	7,428
Other	15,961	(236)	(1,793)	(6,106)	7,826	(7,826)	-	-	11,351	1,230	(8,769)	3,812
Total	368,769	59,193	(45,405)	(6,106)	376,451	(3,885)	(4,399)	368,167	(38,508)	1,230	(8,769)	322,120

Deferred tax liabilities	At January 1, 2021	(Debit) credit to P&L	Sale of a subsidiary	At December 31, 2021	(Debit) credit to P&L	Reclassification	Others	At December 31, 2022	(Debit) credit to P&L	Reclassification	At December 31, 2023

Difference in depreciation rates	87,988	(10,668)	(3,836)	73,484	35,685	-	-	109,169	(2,714)	-	106,455
Deferred income	15,906	(15,906)	-	-	-	-	-	-	-	-	-
Work in process	20,292	27,865	-	48,157	(47,649)	4,559	-	5,067	52,133	-	57,200
Tax receivable	39,026	3,028	-	42,054	2,923	-	-	44,977	2,633	-	47,610
Borrowing costs capitalized	15,108	(2,780)	-	12,328	6,302	3,908	-	22,538	930	-	23,468
Purchase price allocation	8,917	12,476	-	21,393	(2,833)	-	-	18,560	1,026	-	19,586
Other	23,396	(21,417)	(883)	1,096	5,081	(8,467)	2,816	526	(1,024)	1,230	732
	210,633	(7,402)	(4,719)	198,512	(491)	-	2,816	200,837	52,984	1,230	255,051

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(b)	As of December 31, deferred income tax is classified by its estimated reversal term as follows:

	2022			2023
Deferred tax asset	Reversal expected in the following twelve months	Reversal expected after twelve months	Total	Reversal expected in the following twelve months	Reversal expected after twelve months	Total
Cumbra Peru S.A. Consolidado	72,489	99,798	172,287	64,881	85,991	150,872
Aenza S.A.A.	10,157	48,944	59,101	18,333	38,053	56,386
Viva Negocio Inmobiliario S.A.C.	1,706	22,075	23,781	1,005	14,572	15,577
Red Vial 5 S.A.	655	17,286	17,941	1,326	14,546	15,872
Others	5,316	17,212	22,528	3,375	13,679	17,056
Total deferred tax asset	90,323	205,315	295,638	88,922	166,841	255,763

	2022			2023
Deferred tax liability	Reversal expected in the following twelve months	Reversal expected after twelve months	Total	Reversal expected in the following twelve months	Reversal expected after twelve months	Total
Tren Urbano de Lima S.A.	(64)	(58,332)	(58,396)	(209)	(63,264)	(63,473)
Unna Energia S.A.	1,277	(54,519)	(53,242)	1,160	(67,576)	(66,416)
Cumbra Peru S.A. Consolidado	(16,670)	-	(16,670)	(56,640)	(2,165)	(58,805)
Total deferred tax liability	(15,457)	(112,851)	(128,308)	(55,689)	(133,005)	(188,694)

(c)	The gross movement of the deferred income tax item is as follows:

In thousands of soles	Note	2021	2022	2023
Balance at January, 1		158,136	177,939	167,330
Debit (credit) to income statement	28	66,595	(3,394)	(91,492)
Discontinued operations		(40,686)	-	-
Reclassification to current income tax		-	(4,399)	-
Other movements		(6,106)	(2,816)	(8,769)
Balance at December, 31		177,939	167,330	67,069

24.	Revenue From Contracts with Customers

For the years ended December 31, the Corporation’s revenue is derived principally from:

In thousands of soles	2021	2022	2023
Construction activities	2,467,477	2,451,067	2,443,984
Services provided	1,094,439	1,104,900	1,103,323
Sale of real estate and goods	579,482	849,157	754,168
Revenue from contracts with customers	4,141,398	4,405,124	4,301,475

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

A.	Revenues from contracts with customers are mainly broken down by:

For the year ended December 31,	Engineering and construction			Energy			Infrastructure			Real estate			Parent Company operations			Total
In thousands of soles	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021	2022	2023
Primary geographical markets
Peru	1,862,176	1,794,735	1,465,538	541,859	633,792	682,682	638,358	745,750	738,319	239,391	367,276	219,660	2,889	2,912	26,342	3,284,673	3,544,465	3,132,541
Chile	750,565	708,996	557,785	-	-	-	-	-	-	-	-	-	-	-	-	750,565	708,996	557,785
Colombia	106,160	151,663	611,149	-	-	-	-	-	-	-	-	-	-	-	-	106,160	151,663	611,149
	2,718,901	2,655,394	2,634,472	541,859	633,792	682,682	638,358	745,750	738,319	239,391	367,276	219,660	2,889	2,912	26,342	4,141,398	4,405,124	4,301,475
Major products/ service lines
Construction activities	2,467,477	2,451,067	2,443,984	-	-	-	-	-	-	-	-	-	-	-	-	2,467,477	2,451,067	2,443,984
Engineering services	251,424	204,327	190,488	-	-	-	-	-	-	-	-	-	-	-	-	251,424	204,327	190,488
Oil and gas extraction, storage and dispatching services	-	-	-	192,103	145,874	143,552	-	-	-	-	-	-	-	-	-	192,103	145,874	143,552
Transportation services	-	-	-	-	-	-	347,377	387,049	411,274	-	-	-	-	-	-	347,377	387,049	411,274
Road concession services	-	-	-	-	-	-	287,331	354,289	322,244	-	-	-	-	-	-	287,331	354,289	322,244
Water treatment service	-	-	-	-	-	-	3,650	4,412	4,801	-	-	-	-	-	-	3,650	4,412	4,801
Property rental	-	-	-	-	-	-	-	-	-	9,665	6,037	4,622	-	-	-	9,665	6,037	4,622
Parent company and other entities	-	-	-	-	-	-	-	-	-	-	-	-	2,889	2,912	26,342	2,889	2,912	26,342
Sale of real estate and lots	-	-	-	-	-	-	-	-	-	229,726	361,239	215,038	-	-	-	229,726	361,239	215,038
Sale of oil and gas	-	-	-	349,756	487,918	539,130	-	-	-	-	-	-	-	-	-	349,756	487,918	539,130
	2,718,901	2,655,394	2,634,472	541,859	633,792	682,682	638,358	745,750	738,319	239,391	367,276	219,660	2,889	2,912	26,342	4,141,398	4,405,124	4,301,475
Timing of revenue recognition
Transferred at a point in time	-	-	-	541,859	633,792	682,682	-	-	-	239,391	367,276	219,660	2,889	2,912	26,342	784,139	1,003,980	928,684
Transferred over time	2,718,901	2,655,394	2,634,472	-	-	-	638,358	745,750	738,319	-	-	-	-	-	-	3,357,259	3,401,144	3,372,791
	2,718,901	2,655,394	2,634,472	541,859	633,792	682,682	638,358	745,750	738,319	239,391	367,276	219,660	2,889	2,912	26,342	4,141,398	4,405,124	4,301,475
Revenue from contracts with customers	2,718,901	2,655,394	2,634,472	541,859	633,792	682,682	638,358	745,750	738,319	239,391	367,276	219,660	2,889	2,912	26,342	4,141,398	4,405,124	4,301,475

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

B.	The balances of contract assets and liabilities are mainly comprised for:

In thousands of soles	Note	2022	2023
Receivables	10.a	357,704	204,167
Unbilled receivables	10.b y c	1,444,747	1,626,605
Guarantee deposits	12.b	194,885	163,740
Advances received from customers	20.a	(365,730)	(241,469)

Contract assets refer primarily to rights to consideration for work performed but not billed at the reporting date.

Contract liabilities relate primarily to advance consideration received from customers for which revenue is recognized over time.

The movement in contract liabilities as of December 31, 2021, 2022 and 2023 is detailed below:

In thousands of soles	2021	2022	2023
Balance at January, 1	280,970	322,680	365,730
Advances received from customers	707,009	769,504	430,578
Compensation of customer advances	(665,299)	(726,454)	(554,839)
Balance	322,680	365,730	241,469

Revenue from contract liabilities recognized as of December 31, 2023 is S/ 554.8 million (S/ 726.4 million as of December 31, 2022).

C.	The composition of the portfolio of projects pending to be executed (“backlog”) refers to the expected future income from signed contracts. The detail by operating segments as of December 31, 2023, and the dates on which they are estimated to be carried out, is shown in the following table:

	Annual Backlog
In thousands of soles	2024	2025	2026+	Total
Engineering and Construction	2,113,267	499,818	-	2,613,085
Infrastructure	673,401	655,690	661,051	1,990,142
Real estate	145,876	8,039	-	153,915
Intercompany eliminations	(164,606)	(154,818)	(159,436)	(478,860)
	2,767,938	1,008,729	501,615	4,278,282

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

25.	Costs and Expenses by Nature

For the years ended December 31, the detail of this item is as follows:

		2021			2022			2023
In thousands of soles	Note	Cost of goods and services	Administrative expenses	Total	Cost of goods and services	Administrative expenses	Total	Cost of goods and services	Administrative expenses	Total
Salaries, wages and fringe benefits (i)		1,261,797	133,237	1,395,034	1,226,807	125,113	1,351,920	965,685	126,538	1,092,223
Services provided by third-parties		1,300,533	69,692	1,370,225	1,332,787	50,089	1,382,876	1,267,385	62,410	1,329,795
Purchase of goods		687,105	43	687,148	633,925	-	633,925	729,521	-	729,521
Other management charges (ii)		222,028	16,623	238,651	364,887	7,861	372,748	394,894	12,808	407,702
Amortization	16	98,977	6,243	105,220	98,529	3,506	102,035	157,132	3,747	160,879
Depreciation (iii)	15	70,285	17,203	87,488	58,011	16,977	74,988	62,939	13,087	76,026
Impairment of accounts receivable (iv)		9,622	-	9,622	170,987	3,120	174,107	-	-	-
Taxes		5,682	163	5,845	16,188	552	16,740	28,351	780	29,131
Impairment of plant and equipment		5,679	-	5,679	3,483	7,269	10,752	-	-	-
Impairment of inventory		2,984	-	2,984	-	-	-	-	-	-
		3,664,692	243,204	3,907,896	3,905,604	214,487	4,120,091	3,605,907	219,370	3,825,277

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(i)	For the years ended December 31, salaries, wages and fringe benefits comprises the following:

In thousands of soles	2021	2022	2023
Salaries and wages (i.1)	1,068,013	1,056,969	837,760
Statutory gratification	96,612	87,357	76,534
Social contributions	75,395	73,371	62,886
Employee’s severance indemnities	66,827	58,072	45,266
Vacations	49,409	47,331	40,166
Workers’ profit sharing (i.2)	8,888	6,700	6,902
Indemnities Payable	9,322	6,436	7,802
Per diem	6,096	3,334	3,621
Other	14,472	12,350	11,286
	1,395,034	1,351,920	1,092,223
Medical Insurance	3,275	3,233	3,232
Medical examinations and psychological evaluation	2,016	952	255
Training	718	1,316	662
Other	8,463	6,849	7,137
	14,472	12,350	11,286

(i.1)	The average number of employees of the Corporation during 2021, 2022 and 2023 was 18,474, 16,336 and 12,877, respectively.

(i.2)	The distribution of workers’ profit sharing in the consolidated statements of profit or loss for the years ended December 31 is shown below:

In thousands of soles	2021	2022	2023
Cost of sales of goods and services	7,650	6,382	6,837
Administrative expenses	1,238	318	65
	8,888	6,700	6,902

(ii)	In 2023, mainly corresponds to: a) Increase in project activities of the subsidiary Cumbra Peru S.A. for S/ 20.1 million (S/ 7.6 million for commissions on bonds of the Intipunku Consortium, S/ 12.5 million in Vial Y Vives DSD Quebrada Blanca project, higher costs for increased activity); b) in the subsidiary Unna Energia S. A. for S/ 16.8 million for the increase in royalties according to the license contracts of lot III, resulting from the increase of 160% in oil production and a decrease of 12.4% in the average price. In 2023 the additional production was 334 thousand barrels at an average price per barrel of US$ 81.73.

The increase in 2022 of S/ 138 million is mainly due to: a) results of arbitration processes in the subsidiary Cumbra Peru S.A. for S/ 41.6 million (S/ 38.1 million with Empresa de Generacion Electrica Machupichu S.A, S/ 2.8 million with SEDAPAL S.A., and S/ 0.7 million with Programa Subsectorial de Irrigaciones – PSI, as indicated in (note 20.d); b) in the subsidiary Unna Energia S.A. for S/ 85.2 million for the increase in the royalty rate in accordance with the license contracts of lots III and IV, due to the increase in oil production and the 36% increase in the price. In 2022 production was 225.6 thousand barrels at an average price per barrel of US$ 93.24. (In 2021, production was 192.4 thousand barrels at an average price per barrel of US$ 68.73).

(iii)	For the years ended December 31, depreciation comprises the following:

		Cost of sales and services			Administrative expenses
In thousands of soles	Note	2021	2022	2023	2021	2022	2023
Property, plant and equipment	15.B	58,434	47,195	51,964	6,406	5,113	2,371
Right-of-use assets	15.C	9,498	8,809	9,082	8,834	9,900	8,752
Investment property	15.A	2,353	2,007	1,893	1,963	1,964	1,964
		70,285	58,011	62,939	17,203	16,977	13,087

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(iv)	For the years ended December 31, impairment of accounts receivable and other accounts receivables include the following:

In thousands of soles	Note	2021	2022	2023
Trade accounts receivables	10(d)	1,061	54,766	-
Other accounts receivable	12(f)	1,177	119,299	-
Accounts receivable from related parties and joint operators		7,184	42	-
		9,422	174,107	-

26.	Finance Income and Expenses – Interest for Present Value of Financial Assets or Liabilities

A.	Finance Income and Expenses

For the years ended December 31, these items include the following:

In thousands of soles	2021	2022	2023
Financial income:
Interest on short-term bank deposits	959	12,894	29,156
Commercial interests	438	856	883
Interest on loans to third parties	442	127	185
Other	807	1,577	1,076
	2,646	15,454	31,300
Financial expenses:
Interest expense on:
- Bank loans	55,290	64,010	94,252
- Bonds	36,830	34,844	18,102
- Loans from third parties	12,642	6,345	7,236
- Financial lease right-of-use	3,982	4,505	4,714
- Financial lease	862	474	9
Commissions and collaterals	23,034	22,389	14,599
Interest from Tax Administration	14,236	16,326	19,802
Exchange difference loss, net	47,211	269	23,162
Factoring expenses	93	1,973	3,171
Other financial expenses	2,235	5,339	4,997
	196,415	156,474	190,044

B.	Interests for present value of financial assets or liabilities

In thousands of soles	2021	2022	2023
Interest income for present value of financial asset or liability (a)	3,127	13,299	8,956
Interest expenses for present value of financial asset or liability (b)	(66,159)	(99,313)	(6,380)
	(63,032)	(86,014)	2,576

(a)	Mainly corresponds to:

i.	In 2023, adjustment to present value of the account receivable of Viva Negocio Inmobiliario S.A.C. to the Ministerio de Vivienda, Construcción y Saneamiento related to the Ancon Project, for S/3.9 million at a discount rate of 6.58%. (S/8 million at a discount rate of 7.99% in 2022 and S/1.7 million at a discount rate of 8% in 2021).

ii.	In 2023, adjustment to the present value of the BCI loan in Inversiones en Autopistas S.A. for S/2.4 million due to a decrease in the rate from 9.97% to 9.2%.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(b)	Mainly correspond to:

i.	In 2023, adjustment to the present value of the closure provision for S/4.3 million, mainly due to Unna Energía S.A. for S/2.2 million and Red Vial 5 S.A. for S/1.8 million.

ii.	In 2022, adjustment to the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/72.2 million, due to the increase of discount rate applied from 2.73% to 5.86% (S/32.8 million due to an increase in the rate from 1.65% to 2.73% as of December 31, 2021).

iii.	In 2022, due to the adjustment to the present value of the BCI loan in Inversiones en Autopistas S.A. for S/16.6 million due to a rate increase from 8.39% to 9.97% as of December 31, 2022 (S/12.4 million per rate increase from 6.45% to 8.39% as of December 31, 2021).

27.	Other Income and Expenses

For the years ended December 31, these items include the following:

In thousands of soles	2021	2022	2023
Other income:
Insurance compensation	3,728	209	9,942
Sale of assets	9,618	11,274	9,816
Recovery of provisions and impairments	6,070	2,067	6,190
Penalty income	1,883	4,715	1,011
Supplier debt forgiveness	-	5,244	407
Change in contract of the call option (a)	70,322	3,706	-
Fee adjustments for right of use	1,129	3,678	2,883
Other	4,464	4,346	7,303
	97,214	35,239	37,552
Other expenses:
Net cost of fixed assets disposal	7,794	8,137	7,470
Administrative sanctions and legal processes (b)	61,252	18,265	9,912
Civil compensation recognized from the Agreement (note 21.a)	-	258,267	249
Disposal of property, plant and equipment	3,764	4,137	624
Asset impairment (c)	20,371	26,211	2
Renegotiation of contract with suppliers	176	6,356	-
Valuation of well abandonment	7,211	-	-
Other	1,123	4,480	5,590
	101,691	325,853	23,847
Other income and expenses	(4,477)	(290,614)	13,705

(a)	As of December 31, 2021, the subsidiary Cumbra Peru S.A. renegotiated the terms of the put option arrangement signed with the minor shareholder Morelco S.A.S. at the acquisition of asset. This renegotiation ended with the signature of a new acquisition agreement for US$ 15.4 million, superseding the original put option arrangement. Therefore, the Company recognized S/ 70.3 million in “Other income – Change in contract of the call option” in 2021. Also, there was a prepayment discount of S/ 3.7 million in 2022.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(b)	As of December 31, 2023, corresponds to: i) Penalty imposed to Cumbra Peru by INDECOPI´s Technical Secretariat for S/ 4 million. ii) Tax penalties for S/ 5.2 million (AENZA S.A.A. for S/ 0.5 million, Cumbra Peru S.A. for S/ 3.2 million, Cumbra Ingenieria S.A. for S/ 1.1 million, and others for S/ 0.4 million); iii) Penalty imposed by OSITRAN to Tren Urbano de Lima S.A. for S/ 0.5 million; iv). Provision of labor proceedings of Cumbra Peru S.A. amounting to S/ 0.2 million.

As of December 31, 2022, mainly corresponds to: i) Penalty imposed to Cumbra Peru by INDECOPI´s Technical Secretariat for S/ 0.3 million. ii) Income tax penalties for S/ 13.1 million (AENZA S.A.A. for S/ 1 million, Cumbra Peru S.A. for S/ 7.4 million and Cumbra Ingenieria S.A. for S/ 4.7 million); iii) Penalty imposed by OSITRAN to Tren Urbano de Lima S.A. for S/ 3.2 million; iv) Provision of labor proceedings of subsidiary Red Vial 5 S.A. amounting to S/ 1.6 million.

(c)	As of December 31, 2021, mainly corresponds to the penalty imposed by INDECOPI’s Technical Secretariat to Cumbra Peru S.A. for S/ 28.1 million and Unna Transporte S.A.C. for S/ 2.4 million (note 21.a); additionally, income tax penalties in AENZA S.A.A. for S/ 18.2 million, Cumbra Peru S.A. for S/ 9.5 million and Cumbra Ingenieria S.A. for S/ 0.9 million.

(d)	As of December 31, 2023, corresponds to impairment of other accounts receivable of Viva Negocio Inmobiliario S.A.C. for S/ 2 thousands from Peru Piping Spools S.A.C.

As of December 31, 2022, corresponds to the impairment of investments of AENZA S.A.A. for S/ 14.8 million (note 14.a.ii), impairment of other accounts receivable of Viva Negocio Inmobiliario S.A.C. for S/8.1 million (S/ 5.8 million related to Ancon Project), impairment of intangible assets for S/3.1 million at Cumbra Peru mainly corresponding to Vial y Vives - DSD S.A. trademark for S/ 2.6 million and AENZA S.A.A. for S/ 0.5 million, other minor for S/0.2 million. As of December 31, 2021, it corresponds to the impairment of other accounts receivable for S/ 19.9 million, as a consequence of the financial obligation assumed by AENZA S.A.A. in favor of Adexus S.A.

28.	Tax Situation

A.	According to current provisions legally in force for Peru, Chile, and Colombia, each company of the Corporation is individually subject to the applicable taxes. The Management considers that it has calculated the income tax base according to the current tax provisions legally in force for every country.

The Company and subsidiaries are subject to Peruvian tax regime. As of December 31, 2022 and 2023, the Corporate Income Tax rate in Peru is calculated on the basis of the net taxable income determined by the Company at a rate of 29.5% and the Income tax rate applicable to the distribution of dividends and any other form of profit distribution is 5%.

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

C.	Changes in the Income Tax Law in Colombia

Since 2021, several regulations have been published regarding income tax applicable to subsidiaries domiciled in Colombia:

a)	Law 2155 of Social Investment, whose amendments are effective as of 2022.

■	Increase of the income tax rate for legal entities to 35% as from 2022.

■	Discount of the Industry and Trade Tax (ICA) of 50% plus the tax for notices and boards paid during the taxable year. Effective only until fiscal year 2022.

■	Tax standardization: this tax is created as an additional tax on income, being the generating fact the omission of assets or declaring nonexistent liabilities. The rate of this new tax will be 17% and the taxable base will be the one established in section 2 of the social investment law. The standardization tax is not a deductible expense for the calculation of income tax.

■	Audit benefit: the term for the DIAN (Colombian tax authorities) to examine the years 2022 and 2023 income tax returns is extended, being the definitive terms 6 and 12 months. This benefit does not apply to companies with a tax of less than 71 UVT (tax value unit) or that have tax benefits due to their location in a specific geographical area.

b)	Law 2277 of Tax Reform for Equality and Social Justice, whose changes are in force since 2023.

■	New Minimum Tax The taxpayer and/or the business group to which it belongs must calculate an effective rate (adjusted income tax/debugged profit) which may not be less than 15%.

■	Limit of 3% of the taxable income for the addition of some non-taxable income, special deductions, exempt income and tax discounts.

■	For foreign companies and entities and non-domiciled individuals, the withholding rate increases for dividends from profits that have been considered as revenue not constituting income or occasional gain. In this case, the withholding rate would be 20% (10% in force until 2022).

■	The occasional income tax rate is set at 15% (10% effective until 2022)

D.	Tax Loss carryforward

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023, the total tax loss amounts to S/ 567.9 million (as of December 31, 2022, a total of S/616 million) and is composed as follows:

		Tax loss
	Tax	application	Estimate on Application			Statute of
	loss	method	2024	2025	Forward	limitations
Cumbra Peru S.A.	316,986	B	1,200	75,729	240,057	N/A
Vial y Vives - DSD S.A.	201,418	Not applicable	-	5,223	196,195	N/A
AENZA S.A.A.	22,237	A	22,237	-	-	2026
Transportadora de Gas Natural Comprimido Andino S.A.C.	15,532	B	375	390	14,767	N/A
Carretera Andina del Sur S.A.C.	9,025	B	471	450	8,104	N/A
Consorcio Vial del Sur	1,817	A	1,817	-	-	2027
Unna Energia S.A.	902	A	902	-	-	2026
	567,917		27,002	81,792	459,123

E.	The income tax shown in the consolidated statement of profit or loss comprises the following:

In thousands of soles	Note	2021	2022	2023
Current income tax		113,000	127,952	104,133
Deferred income tax	23	(66,595)	3,394	91,492
Income tax		46,405	131,346	195,625

F.	The Corporation’s income tax differs from the theoretical amount that would result from applying the Corporation entities’ weighted average income tax rate applicable to consolidated pretax income as follows:

In thousands of soles	2021	2022	2023
Profit (Loss) before income tax	(28,637)	(230,708)	336,746
Income tax by applying local applicable tax rates on profit generated in the respective countries	(7,879)	(68,537)	104,315
Tax effect on:
- Non-deductible expenses	33,489	143,627	32,564
- Change in prior years estimations	8,492	26,486	5,748
- Unrecognized deferred income tax asset	1,459	26,518	28,997
- Provision of tax contingencies	14,240	3,631	7,756
- Equity method (profit) loss	254	350	(888)
- Non-taxable income	(57)	(914)	(16)
- Minimum tax	-	-	17,149
- Other	(3,593)	185	-
Income tax	46,405	131,346	195,625

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

G.	The theoretical tax disclosed results from applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Corporation is domiciled. In this regard, companies domiciled in Peru, Chile, and Colombia applied in 2023 and 2022 income tax rates of 29.5%, 27%, and 35% respectively (29.5%, 27%, and 31% in 2021). Red Vial 5 S.A., Tren Urbano de Lima S.A., Concesionaria Via Expresa Sur S.A., and Unna Energia S.A. (Lots III and IV) have legal stability agreements signed with the Peruvian Government in force during the term of the associated concessions. Therefore, the consolidated theoretical amount is obtained from weighting the profit or loss before income tax and the applicable income tax rate.

		Profit/Loss
	Applicable	before
	Tax	Income	Income
	Rates	Tax	Tax
In thousands of soles	(A)	(B)	(A)*(B)
Country
2021
Peru	29.50%	(58,347)	(17,213)
Peru - Red Vial 5 S.A.	27.00%	40,473	10,928
Peru - Tren Urbano de Lima S.A.	30.00%	61,484	18,445
Peru - Via Expresa Sur S.A.	30.00%	(3,804)	(1,141)
Peru - Unna Energia S.A.	29.00%	24,699	6,916
Chile	27.00%	(71,692)	(19,357)
Colombia	35.00%	1,040	322
Bolivia	25.00%	59	15
Mexico	30.00%	(288)	(86)
Unrealized gains		(22,261)	(6,708)
		(28,637)	(7,879)

		Profit/Loss
	Applicable	before
	Tax	Income	Income
	Rates	Tax	Tax
In thousands of soles	(A)	(B)	(A)*(B)
Country
2022
Peru	29.50%	(353,545)	(104,295)
Peru - Red Vial 5 S.A.	27.00%	58,381	15,763
Peru - Tren Urbano de Lima S.A.	30.00%	101,086	30,326
Peru - Via Expresa Sur S.A.	30.00%	(118)	(35)
Peru - Unna Energia S.A.	29.00%	51,884	14,528
Chile	27.00%	(43,924)	(11,859)
Colombia	35.00%	2,685	940
Bolivia	25.00%	(158)	(40)
Mexico	30.00%	53	16
Unrealized gains		(47,052)	(13,881)
		(230,708)	(68,537)

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

		Profit/Loss
	Applicable	before
	Tax	Income	Income
	Rates	Tax	Tax
In thousands of soles	(A)	(B)	(A)*(B)
Country
2023
Peru	29.50%	61,468	18,133
Peru - Red Vial 5 S.A.	27.00%	59,388	16,035
Peru - Tren Urbano de Lima S.A.	30.00%	114,673	34,402
Peru - Via Expresa Sur S.A.	30.00%	(30)	(9)
Peru - Unna Energia S.A.	29.00%	33,502	9,381
Chile	27.00%	(35,001)	(9,450)
Colombia	35.00%	98,904	34,616
Mexico	30.00%	(642)	(193)
Unrealized gains		4,484	1,400
		336,746	104,315

H.	Income Tax Assessment

Peruvian Tax Authorities are entitled to examine and, if applicable, to correct the income tax calculated by the Company within the four years following the year of tax return filing, counted as from January 1 of the year after the filling of the corresponding tax return (years open to audit). Tax returns for years 2019 through 2023 are open for examination. Management considers that no significant liabilities will arise as a result of these income tax assessments. In addition, tax returns for years 2020 through 2023 are pending examination by the Chilean tax authorities, who are entitled to conduct examinations within a period of three years from the date of presentation of the respective tax returns. Likewise, in Colombia, tax returns for years 2021, 2022, and 2023 are pending examination by the Colombian tax authorities, who are entitled to conduct examinations within a period of two ears from the date of presentation of the respective tax return.

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

The Corporation has performed an assessment of uncertain tax treatment positions in accordance with IFRIC 23 and determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments will be accepted by the tax authorities. The Interpretation had no impact on the Corporation’s consolidated financial statements as of December 31, 2021, 2022 and 2023.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

J.	Temporary Tax on Net Assets (ITAN)

It is applicable to the Corporate Income, whose taxable base is constituted by the adjusted net assets at the end of the fiscal year prior to payment, after deducting depreciation, amortization, legal reserve, and specific provisions for credit risk. The tax rate is 0.4% for year 2022 and 2023 and is applied to the amount of net assets exceeding S/ 1 million. It may be paid in cash or in nine consecutive monthly installments. The paid amount may be used as a credit against payments on account of General Regime of Income Tax for taxable periods from March to December of the fiscal period for which the tax was paid until maturity date of each of the payments on account, and against the payment for regularization of income tax of the corresponding taxable period. In the event a remaining balance is not applied, its refund could be requested. The Corporation has determined that its Temporary Tax on Net Assets in 2023 amounts to S/ 22.5 million (S/ 21.5 million in 2022).

K.	Tax on financial transactions

Tax on Financial Transactions (ITF) for the periods 2022 and 2023 was fixed at the rate of 0.005%. This tax is applied on debits and credits in bank accounts or movements of funds made through the financial system, unless the account is tax-exempt.

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

Based on the analysis of operations of the Company, the Management and its legal advisors consider that, as a consequence of the application of these provisions, no material contingencies will arise as of December 31, 2022 and 2023.

M.	The current income tax payable – after applying the corresponding tax credits – maturing on the first week of April of the following year, mainly include the following:

■	Viva Negocio Inmobiliario S.A.C.	S/ 1.2 million in 2023 (S/ 40.5 million in 2022)

■	Tren Urbano de Lima S.A.	S/ 9.8 million in 2023 (S/ 3.3 million in 2022)

■	Aenza Servicios Corporativos S.A.C.	S/ 1.5 million in 2023

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

N.	Major amendments to Peruvian tax laws effective from January 1, 2021

i.	Accrual accounting concept

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

This regulation eliminated the obligation to pay the amount equivalent to the withholding on the amount recorded as cost and/or expense.

iii.	Indirect credit

As from January 1, 2019, under certain requirements, domiciled entities receiving foreign inbound dividends may deduct as direct credit the income tax that would have been levied on the foreign dividends and the corporate income tax (indirect loan) paid by the tier 1 and tier 2 non-domiciled entity (provided they are in the same jurisdiction) that would have been applied to distribute the dividends from abroad.

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

On May 6, 2019, Executive Order 145-2019-EF was published in the Official Gazette El Peruano. This Decree approves the substantive and formal parameters for the application of the general anti-avoidance rule contained in Rule XVI of the Tax Code, thus, complying with the requirement to release the suspension established by Law 30230 for the application of said rule. Likewise, SUNAT Audit Procedure Regulations have been adapted for this purpose.

By means of Resolution 000184-2021/SUNAT, published on December 13, 2021, the members of the Review Committee of SUNAT referred to in Article 62-C of the Sole Ordered Text of the Tax Code were appointed, which states that when applying the Anti-avoidance Rule in an audit procedure, a report must be sent together with the audit file to the Review Committee.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

v.	Joint and several liability of legal representatives and Directors

Legislative Decree 1422 establishes that from September 14, 2018, when an audited individual is subject to the General Anti-Avoidance Rule, there is joint and several liability of legal representatives due to fraud, gross negligence, or misuse of powers, unless proven otherwise. The aforementioned joint and several liability shall be attributed to said representatives provided that they collaborated in the design, approval or execution of the acts, situations or business relationships with an elusive purpose.

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

For fiscal years 2019 and 2020 the financial expense generated by indebtedness both between independent and related parties is subject to the thin capitalization limit of (3:1 Debt/Equity Ratio) calculated at the end of the previous fiscal year.

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

They extend the validity of some exonerations and tax benefits, specifically the following:

■	The exemptions contained in Appendices I and II of the Sales Tax Law were extended until December 31, 2025. Consequently, the sale of staple foods and basic services such as public transportation, among others, will not be levied with sales tax. Link to the regulation of comment: Law 31651.

■	The issuance of electronic money will not be levied with sales tax until December 31, 2024. Link to the regulation of comment: Legislative Decree 1519.

■	The refund of taxes levied on acquisitions with donations from abroad and imports from diplomatic missions is allowed until December 31, 2024: Link to the regulation of comment: Legislative Decree 1519.

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

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

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

29.	Other comprehensive Income

The analysis of this movement is shown below:

			Exchange difference
	Foreign	Increase in	from net
	currency	fair value of	investment
	translations	available-for	in a foreign
	adjustment	sale assets	operation	Total
As of January 1, 2021	(61,124)	7,461	(9,246)	(62,909)
(Debit) credit for the year	(5,230)	-	(425)	(5,655)
As of December 31, 2021	(66,354)	7,461	(9,671)	(68,564)
(Debit) credit for the year	(20,814)	(7,461)	(287)	(28,562)
As of December 31, 2022	(87,168)	-	(9,958)	(97,126)
Credit (debit) for the year	28,918	-	(167)	28,751
As of December 31, 2023	28,918	-	(167)	28,751

The foregoing amounts only represent the amounts attributable to the Company’s controlling interest, net of tax. The table below shows the movement in other comprehensive income per year:

In thousands of soles	2021	2022	2023
Owners of the Company	(5,655)	(28,562)	28,751
Non-controlling interest	218	(99)	137
Total value in OCI	(5,437)	(28,661)	28,888

30.	Contingencies, Commitments, and Warranties

In the opinion of Management and its legal advisors, the provisions registered mainly for lawsuits (civil, tax, labor claims, administrative proceedings, and contentious-administrative proceedings) are sufficient to cover the results of these probable contingencies (note 21), leaving as possible contingencies an amount of S/ 482.3 million (S/ 390.1 million as of December 31, 2022).

A.	Tax contingencies

As of December 31, 2023, the Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/ 411.6 million (S/ 311 million as of December 31, 2022), according to the following details:

i)	Appeal Process before the Tax Court totaling S/ 309.5 million, corresponding to: (i) AENZA S.A.A., income tax for the years 2013, 2014 and 2015 for S/ 149.1 million; (ii) Cumbra Peru S.A., income tax for the years 2012, 2014, 2015 and 2016 for S/ 112.7 million; (iii) Cumbra Ingenieria S.A., income tax 2013, 2014, 2015 and 2016 for S/ 21.1 million; (iv) Consorcio Constructor Ductos del Sur for income tax for the year 2014 for S/ 14.8 million; (v) Consorcio Constructor Chavimochic, income tax 2014, 2015 and 2016 for S/ 9.3 million; (iv) Viva Negocio Inmobiliario S.A.C., income tax 2009 for S/ 1.7 million; and (vii) Unna Transporte S.A.C., income tax and general sales tax for 2015 for S/ 0.8 million.

ii)	Claim process before SUNAT for S/ 96.1 million: (i) AENZA S.A.A., income tax for the year 2017 for S/ 79.8 million; (ii) Cumbra Ingenieria S.A., for income tax for the year 2019 for S/ 11 million; and (iii) Viva Negocio Inmobiliario S.A.C., for income tax for the year 2021 for S/ 5.3 million.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

iii)	Claim proceeding before the Judicial Power for S/ 6.1 million: (i) AENZA S.A.A., for income tax for the year 2010 for S/ 6 million; and (ii) Viva Negocio Inmobiliario S.A.C., for non-domiciled income tax for the year 2011 for S/ 0.1 million.

As of December 31, 2022 and 2023, in the opinion of the Corporation’s Management, all of the aforementioned processes will be favorable considering their characteristics and the evaluation of its legal advisors.

B.	Other contingencies

As of December 31, 2023, the Company considers that the maximum exposure for other contingencies of the Corporation amounts to S/  70.7 million (S/ 79.1 million at year end 2022), according to the following details:

i)	Labor lawsuits for S/ 29.3 million (S/ 22.2 million in 2022), mainly by Morelco S.A.S for S/ 26.6 million, Unna Energia S.A. for S/ 1.4 million and Unna Transporte S.A.C for S/ 1.3 million (in 2022 mainly by Morelco S.A.S for S/ 19 million, Unna Energia S.A. for S/ 1.6 million, Unna Transporte S.A.C for S/ 1.2 million, Cumbra Peru S.A. for S/ 0.3 million and Viva Negocio Inmobiliario S.A.C. for S/ 0.1 million).

ii)	Civil lawsuits, corresponding mainly to indemnities for damages, contract terminations and obligations to give a sum of money amounting to S/ 18.6 million (S/ 26.9 million at year-end 2022), mainly by Cumbra Peru S.A. for S/ 15.2 million, Cumbra Ingenieria S. A. for S/ 1.8 million, Unna Transporte S.A.C. for S/ 0.6 million, Red Vial 5 S.A. for S/ 0.6 million, Morelco S.A.S. for S/ 0.3 million, and Viva Negocio Inmobiliario S.A.C. for S/ 0.1 million (in 2022 mainly by Cumbra Peru S.A. for S/ 20.1 million, Cumbra Ingenieria S.A. for S/ 3.8 million, and Unna Transporte S.A.C. for S/ 1.9 million, Red Vial 5 S.A. for S/ 0.6 million, Viva Negocio Inmobiliario S.A.C. for S/ 0.3 million and Morelco S.A.S. for S/ 0.2 million).

iii)	Administrative lawsuits amounting to S/ 17.6 million (S/ 15.3 million in 2022), related to the subsidiaries Unna Energia S.A. for S/ 14.6 million and Morelco S.A.S. for S/ 3 million (in 2022, Unna Energia S.A. for S/ 12.8 million and Morelco S.A.S. for S/ 2.5 million).

iv)	Administrative proceedings amounting to S/ 5.2 million (S/ 14.7 million in 2022), mainly related to Aenza S.A.A. for S/ 3.5 million, to the subsidiaries Tren Urbano de Lima S.A. for S/ 0.7 million, Cumbra Peru S.A. for S/ 0.5 million, and Viva Negocio Inmobiliario S.A.C. for S/ 0.5 million (in 2022, Cumbra Peru S.A. for S/ 6 million, Tren Urbano de Lima S.A. for S/ 4.8 million, AENZA S.A.A. for S/ 3.5 million and Viva Negocio Inmobiliario S.A.C. for S/ 0.4 million).

C.	Letters of guarantee and Guarantors

As of December 31, 2023, the Corporation has different letters of guarantee and guarantors in force in various financial entities ensuring operations for US$ 538.3 million (US$ 574.6 million as of December 31, 2022).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

31.	Non-controlling Interest

The following table summarizes the information relating to each of the Corporation´s subsidiaries that has material non-controlling interests, before any intra-group eliminations.

As of December 31, 2022

In thousands of soles	VIVA Negocio Inmobiliario S.A.C. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.61%	53.45%	-	-	-
Current assets	491,076	101,467	350,447	139,450	256,777	1,205,607	301	-	-	-
Non-current assets	181,951	320,589	703,876	10,094	659,686	813,021	13,368	-	-	-
Current liabilities	(252,577)	(71,293)	(118,709)	(115,556)	(206,111)	(1,530,113)	(86)	-	-	-
Non-current liabilities	(10,852)	(183,983)	(699,336)	(2,359)	(260,840)	(151,110)	(7,754)	-	-	-
Net assets	409,598	166,780	236,278	31,629	449,512	337,405	5,829	-	-	-
Net assets attributable to non-controlling interest	131,097	55,037	59,070	3,346	31,541	2,283	3,116	(128)	(860)	284,502
Revenues	367,276	238,043	388,811	224,216	633,792	2,454,982	-	-	-	-
Profit (los) of the year	82,887	44,119	69,250	(10,038)	63,890	(137,455)	-	-	-	-
Other comprehensive income	(7,460)	-	-	(2)	-	(21,626)	-	427	-	(28,661)
Total comprehensive income for the year	75,427	44,119	69,250	(10,040)	63,890	(159,081)	-	-	-	-
Profit (loss) of the year, allocated to non-controlling interest	51,793	14,559	17,313	(1,084)	7,090	(714)	135	(375)	380	89,097
Other comprehensive income, allocated to non-controlling interest	-	-	-	2	-	(101)	-	-	-	(99)
Cash flows from operating activities	61,317	79,113	70,345	(23,183)	167,952	(194,356)	-	-	-	-
Cash flows from investment activities	(342)	(4,227)	682	(502)	(202,080)	5,358	-	-	-	-
Cash flows from financing activities	(59,316)	(78,866)	(81,326)	(2,865)	19,515	119,538	-	-	-	-
Net increase (decrease) in cash and cash equivalents	1,659	(3,980)	(10,299)	(26,550)	(14,613)	(69,460)	-	-	-	-

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023

In thousands of soles	VIVA Negocio Inmobiliario S.A.C. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.47%	53.45%	-	-	-
Current assets	402,435	111,478	315,856	111,722	249,681	1,402,600	298	-	-	-
Non-current assets	176,779	253,386	761,280	7,205	683,041	780,792	13,368	-	-	-
Current liabilities	(131,714)	(85,037)	(162,002)	(88,621)	(278,239)	(1,458,759)	(52)	-	-	-
Non-current liabilities	(73,058)	(135,735)	(698,229)	(164)	(197,691)	(138,002)	(7,739)	-	-	-
Net assets	374,442	144,092	216,905	30,142	456,792	586,631	5,875	-	-	-
Net assets attributable to non-controlling interest	84,500	47,550	54,227	3,025	31,917	654	3,141	1,843	(1,945)	224,912
Revenues	220,015	215,733	413,416	205,965	682,682	2,447,501	-	-	-	-
Profit (loss) of the year	28,197	43,013	78,627	(2,889)	52,792	621	46	-	-	-
Other comprehensive income	-	-	-	(76)	-	29,859	-	(895)	-	28,888
Total comprehensive income for the year	28,197	43,013	78,627	(2,965)	52,792	30,480	46	-	-	-
Profit (loss) of the year, allocated to non-controlling interest	16,756	14,194	19,657	(315)	6,554	(377)	25	(194)	222	56,522
Other comprehensive income, allocated to non-controlling interest	-	-	-	(8)	-	145	-	-	-	137
Cash flows from operating activities	94,868	112,538	45,779	(830)	172,424	117,829	225	-	-	-
Cash flows from investment activities	(488)	(4,108)	6,683	16	(173,062)	263	-	-	-	-
Cash flows from financing activities	(29,947)	(89,096)	(90,103)	896	(60,197)	17,000	-	-	-	-
Net increase (decrease) in cash and cash equivalents	64,433	19,334	(37,641)	82	(60,835)	135,092	225	-	-	-

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

32.	Dividends

In compliance with certain covenants, the Company will not pay dividends, except for the transactions with non-controlling interests described in note 34. Certain debt or other contractual obligations may restrict the ability to pay dividends in the future.

Additionally, the Agreement does not permit the distribution of dividends until 40% of the total amount of the committed Civil Compensation described in note 1.C has been amortized.

For the period ended December 31, 2023, the subsidiaries of the Corporation have declared dividends to their non-controlling interest parties of S/ 102 million and paid S/ 86.9 million (in 2022, subsidiaries paid S/ 19.8 million to its non-controlled interests plus S/ 14.6 million for previous periods. During 2021 have declared S/ 43 million and paid S/ 26 million).

33.	Profit (Loss) per Share

The basic profit (loss) per common share has been calculated by dividing the profit (loss) of the year attributable to the Corporate’s common shareholders by the weighted average of the number of common shares outstanding during that year.

For the periods ended December 31, 2021, 2022 and 2023, the basic loss per common share is as follows:

In thousands of soles		2021	2022	2023
Profit (loss) attributable to owners of the Company during the year		(141,770)	(451,151)	84,599
Weighted average number of shares in issue at S/ 1.00 each, as of December 31,	(*)	871,917,855	1,120,038,177	1,199,377,033
Basic profit (loss) per share (in S/)	(**)	(0.163)	(0.403)	0.071
Weighted average number of shares (diluted) in issue at S/ 1.00 each, as of December 31,	(*)	996,599,218	1,196,979,979	1,371,964,891
Diluted profit (loss) per share (in S/)	(**)	(0.142)	(0.377)	0.062

In thousands of soles		2021	2022	2023
Profit (loss) from continuing operations attributable to owners of the Company during the year		(114,996)	(451,151)	84,599
Weighted average number of shares in issue at S/ 1.00 each, as of December 31,	(*)	871,917,855	1,120,038,177	1,199,377,033
Basic profit (loss) per share (in S/)	(**)	(0.132)	(0.403)	0.071
Weighted average number of shares (diluted) in issue at S/ 1.00 each, as of December 31,	(*)	996,599,218	1,196,979,979	1,371,964,891
Diluted profit (loss) per share (in S/)	(**)	(0.115)	(0.377)	0.062

(*)	The weighted average of the shares in 2023, considers the increase in common shares (wight: 360 days with 1,180,582,993 share and 5 days with 18,794,040 shares). The weighted average of the shares in 2022 considers the effect of capitalization in common shares of the convertible bond, performed in two tranches (February 28th and March 31st of 2022), disclosed in note 22.A (weight: 59 days with 140,940,146 shares, 31 days with 77,263,799 shares and 275 days with 901,834,231 shares). In addition, the weighted average of the shares (diluted) in 2021 considers weight: 225 days with 537,483,609 shares and 140 days with 459,115,608.

(**)	The Corporation does not have shares with dilutive effects as of December 31, 2022 and 2023.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

34.	Transactions with Non-controlling Interest

A.	Contributions (returns) from non-controlling shareholders

It corresponds to contributions and returns made by the partners of the subsidiary Viva Negocio Inmobiliario S.A.C. for the realization of real estate projects. As of December 31, the balances include:

In thousands of soles	2021	2022	2023
Contributions received	182	995	6
Returns of contributions	(27,286)	(37,874)	(13,684)
Decrease in equity of non-controlling parties	(27,104)	(36,879)	(13,678)

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

In thousands of soles	2021
Revenues	162,967
Operating costs	(157,299)
Gross profit	5,668
Administrative expenses	(21,698)
Other income and expenses, net	20
Operating loss	(16,010)
Financial expenses	(15,847)
Financial income	121
Loss before income tax	(31,736)
Income tax	4,962
Loss from discontinued operations	(26,774)
Net effect in consolidated	(26,774)
Cash flows relating to the discontinued operations are as follows:
Operating cash flows	786
Investing cash flows	(3,573)
Financing cash flows	8,449
Net increase generated in subsidiary	5,662

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

36.	Events After the Consolidated Statements of Financial Position

Between January 1, 2024 and the date of issuance of this report, the following significant events have occurred:

1.	Corporate Reorganization plan

On February 7, 2024, the General Shareholders’ Meeting of AENZA S.A.A. approved the Corporate Reorganization Plan, according to which the new structure of the Group will be formed by two new holding companies, one that groups the engineering and construction businesses and the other that groups the infrastructure and energy businesses; maintaining Viva Negocio Inmobiliario S.A.C. as the vehicle for the real estate development business.

In this regard, the following non-monetary capital contributions agreements were made:

i)	In favor of Unna Infraestructura S.A.C., consisting of the shares owned by the Company representing the capital of: Tren Urbano Lima S.A., Red Vial 5 S.A., Concesionaria La Chira S.A., Inversiones en Autopistas S.A., Carretera Andina del Sur S.A.C., Concesionaria Via Expresa Sur S.A.C., Carretera Sierra Piura S.A.C., Operadores de Infraestructura S.A.C., and Agenera S.A.C.

ii)	In favor of Inversiones Ingenieria y Construccion S.A.C., consisting of the shares owned by the Company representing the capital of: Cumbra Peru S.A. and Cumbra Ingenieria S.A.

iii)	In favor of UNNA S.A.C., consisting of the shares owned by the Company representing the capital of: Unna Infraestructura S.A.C. and Unna Energia S.A.

Additionally, the delegation of powers to the Board of Directors to determine and fix the accounting valuation of the shares that will be the object of the non-monetary contributions, based on a valuation report to be prepared by Larrain Vial within 90 calendar days, as well as to determine all other conditions and terms for the realization of the non-monetary contributions.

2.	Tren Urbano de Lima S.A. - Arbitration Request

Our subsidiary Tren Urbano de Lima S.A. has filed on February 13, 2024, before the General Secretariat of the Arbitration Center of the Chamber of Commerce of Lima, the Arbitration request against the Peruvian Government, for the amount of S/106.9 million, whose main claim is to declare that, according to the Concession Contract, the Peruvian Government is responsible for the deficiencies in the design, construction, conservation, maintenance, or deterioration of the Concession Assets that have occurred prior to the delivery of the concession, as in the case of the Footbridges, which were managed of by Tren Urbano de Lima S.A.

3.	Issuance of International Bonds

On April 17, 2024, the Company launched an offering of new bonds in the international markets in reliance of Rule 144A and Regulation S under the Securities Act. On May 10, 2024, the new bonds were priced for a principal amount of US$210 million and a coupon of 12.000%, and will mature in 2029. The new bonds are expected to be issued on May 14, 2024. The Company expects to use the proceeds of this offering to pay outstanding debt and other corporate purposes.

In addition to these events, no additional material facts or events have occurred that would require adjustments or disclosures in the consolidated financial statements as of December 31, 2023.